Form 20-F
period 2002-03-31
VODAFONE AIRTOUCH PUBLIC LIMITED CO
filed 2002-06-19
CIK 839923

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: March 31, 2002
OR
TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from: to
Commission file number: 1-10086

VODAFONE GROUP PUBLIC LIMITED COMPANY
(formerly VODAFONE AIRTOUCH PUBLIC LIMITED COMPANY)
(Exact Name of Registrant as specified in its Charter)

England
(Jurisdiction of incorporation or organization)

The Courtyard, 2-4 London Road, Newbury, Berkshire RG14 1JX, England
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares of $0.10 each	New York Stock Exchange*

*	Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Ordinary Shares of $0.10 each 7% Cumulative Fixed Rate Shares of £1 each	68,140,847,520 50,000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes No

Indicate by check mark which financial statements item the registrant has elected to follow:

Item 17 Item 18

Vodafone Group Plc Vodafone Group Plc Annual Report & Accounts and Form 20-F For the year ended 31 March 2002

Contents	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	1

2	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Group Financial Highlights

Group Financial Highlights

			Year ended 31 March

				Total Group operating profit before goodwill amortisation and exceptional items
		Turnover

	2002	2001	Increase	2002	2001 (2)	Increase/
		As restated			As restated	(decrease)
	£m	£m	%	£m	£m	%

Mobile telecommunications:
Northern Europe	5,432	4,511	20	1,685	1,284	31
Central Europe	4,177	4,031	4	1,543	1,097	41
Southern Europe	6,743	4,479	51	2,072	1,449	43

Europe	16,352	13,021	26	5,300	3,830	38
Americas	12	9	33	1,317	1,237	6
Asia Pacific	4,072	713	471	589	205	187
Middle East and Africa	306	308		161	213	(24)

	20,742	14,051	48	7,367	5,485	34
Other operations:
Europe	998	953	5	(306)	(281)
Asia Pacific	1,105	–		(17)	–

	22,845	15,004	52	7,044	5,204	35

Total Group operating loss
– after goodwill amortisation and exceptional items (1)				(11,834)	(6,989)

Profit/(loss) on ordinary activities before taxation
– before goodwill amortisation and exceptional items				6,199	4,027	54
– after goodwill amortisation and exceptional items (1)				(13,539)	(8,086)

Per share information
		Year ended 31 March

	2002		2001	(2)	Increase
					%

Basic earnings/(loss) per share
– before goodwill amortisation and exceptional items	5.15	p	3.54	p	45
– after goodwill amortisation and exceptional items (1)	(23.77	)p	(16.09	)p

Dividend per share	1.4721	p	1.4020	p	5

Operating cash flow per share	11.92	p	7.47	p	60

Notes
(1)	Goodwill amortisation charge of £13,470m, compared with £11,873m for the year ended 31 March 2001. Exceptional items comprise exceptional operating costs of £5,408m, including an impairment charge of £5,100m in respect of Arcor, Cegetel, Japan Telecom and Grupo Iusacell, and exceptional non-operating items of £860m including an impairment charge of £900m in respect of the Group’s investment in China Mobile. For the year ended 31 March 2001, exceptional operating and non-operating items totalled £320m and £(80)m, respectively. Further details are given in notes 4, 6 and 14 to the Consolidated Financial Statements.
(2)	Certain prior period comparative information has been restated following the adoption of FRS 19, “Deferred tax”, during the year and the restatement of the geographical segments during the year. Further details are given in note 1 to the Consolidated Financial Statements, “Basis of Consolidated Financial Statements”.

Group Financial Highlights	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	3

Group Financial Highlights continued

This Annual Report & Accounts and Form 20-F (the “Annual Report”), constitutes the Annual Report of Vodafone Group Plc in accordance with United Kingdom requirements and its Annual Report on Form 20-F in accordance with the requirements of the US Securities and Exchange Commission (the “SEC”). A cross-reference guide setting out the information in this report that corresponds to the Form 20-F items is provided on pages 150 and 151. This Annual Report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group’s condition, results of operation and business management and strategy, plans and objectives for the Group. For further details, please see “Cautionary Statement Regarding Forward Looking Statements” on page 28 and “Risk Factors” on pages 29 and 30 for a discussion of the risks associated with these statements.

4	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Chairman’s Statement

Chairman’s Statement

In the last year Vodafone has again produced an outstanding set of financial results delivering exceptional growth and further enhancing our already strong financial position.

Your Board remains confident and committed to the achievement of further growth of your Company. The directors propose an increase in the final dividend of 5% to 0.7497p per share, making a total of 1.4721p for the year.
Lord MacLaurin of Knebworth, DL Chairman

Your Group has an unrivalled footprint across the world, with operations in 28 countries. In 2002, we signed up our 100 millionth customer, less than 10 years after passing the 1 million mark. This year, we increased our customer base by 22%, bringing the total number to 101.1 million at the end of March 2002.

During the year we increased our interest in Japan Telecom to a controlling level of 66.7% giving us an effective 69.7% holding in J-Phone Vodafone, our Japanese mobile operator. We increased our stake in Spain, completed the acquisition of Eircell, launched a new GSM network in Albania and disposed of our mobile interests in South Korea and Austria.

Since the year end we have increased further our interest in Spain to 93.8% and have also recently taken the opportunity of raising our position in China, the world’s largest mobile market, by agreeing to increase our holding in China Mobile (Hong Kong) Limited to an expected interest of approximately 3.3%. We will soon begin to see a cash return on our investment following China Mobile’s announcement of an intention to pay dividends.

Much has recently been said and written about the generation of revenues from mobile data services. I have spent time this year visiting a number of the operations overseas. We have made clear that we expect data revenues to continue to grow still further as we introduce new products and services and my first-hand “data experience” in Japan gives me confidence that we will achieve our targets in this respect. The types of camera phone and the use of mobile e-mail currently available in Japan are only just beginning to be introduced in Europe but my experience there makes me confident of their appeal to all our current and future customers around the world.

My travels have also highlighted for me how effective the introduction of the Vodafone name has been across our operations. Our latest sponsorship deal with the Ferrari F1 team is an integral part of this process and I was delighted to see how strong the single Vodafone brand has become in a very short space of time in countries such as Spain and Portugal. This is a reflection of the hard work and commitment of all those involved.

As a Board, we seek to attain the highest standards of corporate governance. At last year’s AGM I advised you that we would be reviewing the Company’s remuneration policy, which we have done, and the new policy is being proposed for approval at this year’s AGM on 31 July. A great deal of work has gone into this and I look forward to receiving your support.

Although your Group’s financial and operational performance has again been outstanding, the Board is very conscious that the Company’s share price continues to be disappointing. We do not control the share price and I hope that sentiment towards your Company will shortly change to align with, and properly reflect, its performance and its prospects.

I am very pleased to welcome Vittorio Colao, Chief Executive Southern Europe Region, as a Director following his appointment to the Board on 1 April 2002. I am confident that Vittorio’s knowledge of our business will assist and strengthen the Board.

It was also a great pleasure to us all that Her Majesty the Queen awarded Chris Gent, the Group’s Chief Executive, a Knighthood in her last birthday honours list. The honour was very much deserved and is appropriate recognition of the outstanding contribution he has made to the success of your Company.

By contrast, it is with great sadness that I have to record the death of Sir Christopher’s predecessor as Chief Executive, Sir Gerald Whent, in May this year. Gerry Whent’s achievements with the Company cannot be overstated. He laid the foundations for and led one of the world’s most successful mobile telecommunications businesses. He will be missed by all those who had the pleasure of working with him and our condolences and best wishes are extended to his wife Sarah and his family.

Finally, I would like to thank all those dedicated people who have worked for the Group during this highly successful but nonetheless challenging year. With this level of commitment and the exciting opportunities that lie ahead, I am sure that the Group will make further significant progress during the current year.

Lord MacLaurin of Knebworth, DL
Chairman

Chief Executive’s Statement	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	5

Chief Executive’s Statement

This year has seen the Group execute successfully the adjustments to our strategy, announced last year, to deliver very strong operational performance and excellent financial results.

Sir Christopher Gent Chief Executive

Group turnover was up 52% on last year at £22.8 billion and profit before tax, goodwill and exceptional items was up 35% at £7.0 billion. Adjusted earnings per share, before goodwill and exceptional items, of 5.15 pence was up 45% and is now at a higher level than before the Mannesmann acquisition, ahead of the expectations we had at that time.

Free cash flow, after paying for licences, of £2.4 billion and Group net debt at 31 March of £12.0 billion were both better than our expectations and demonstrate good control of capital expenditure and an excellent working capital performance from the operating companies.

The Group’s proportionate EBITDA margin before exceptional items for the mobile businesses was 36% and total proportionate EBITDA margin, including fixed wire and exceptional costs, was 33%, both up 3 percentage points on last year. These improvements arise from the successful implementation of new commercial policies, better overhead management across most of the businesses in the Group and lower exceptional costs.

With respect to business operations, we have seen stability in average revenue per user (ARPU) during the year in most markets and satisfactory customer growth with a better mix of the customer base in most markets.

Data revenues rose by 87% to £2.1 billion, representing 11% of service revenues for the year as a whole, up 3 percentage points. For the month of March 2002, data contributed 13% of service revenues, up 4 percentage points from March 2001.

Vodafone gained control of J-Phone Vodafone in October 2001 and it was pleasing that it achieved its highest ever market share in Japan for the remainder of the year, moving into second place in the Japanese market by the end of March. Also, during the last year 4 million J-Phone Vodafone customers, equivalent to one third of its customer base, have bought camera phones. The rapid adoption rate of the Sha-mail picture messaging service has made it the fastest growing new application yet seen in mobile telecommunications, considerably outperforming SMS.

We have always seen this coming financial year as a key transition year in the move from continued revenue growth arising from new customer additions, to enhanced revenue growth, primarily from additional customer usage.

We envisage net customer growth next year of just under 10%, allowing for the continuing need to disconnect registered SIMs that are non-revenue generating. At the same time we expect an improvement in the customer mix through continued growth in contract customers, arising in part through competitive gain.

In addition to customer growth, we expect a modest but real improvement in ARPU in most of our major European markets despite reductions in incoming call termination charges and a planned reduction in international roaming tariffs to enhance our competitive position.

The improvement in revenue should arise from several different sources but primarily from the continuing increase in data revenues from new applications, such as picture messaging, the much greater usage of new voice services introduced last year, competitive gain of high spending customers and a further increase in active customers in our registered base.

The combination of customer growth and the envisaged growth in ARPU should lead to double-digit revenue growth. In addition, we will continue our focus on improved operational performance and expect to achieve further improvements in EBITDA margin. Together, this will generate still better operating cash flow in the year ahead.

On free cash flow, we expect continued good control of capital expenditure, achieving an efficiency ratio (capital expenditure to sales) of approximately 20%, even with much greater expenditure on 3G this year than last, as a prelude to the opening of 3G services. Though we expect to increase capital expenditure by just under £2 billion on this year’s figure, we envisage generating similar free cash flow this year as we did last year.

6	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Chief Executive’s Statement

Chief Executive’s Statement continued

Our focus is selling more products to more of our customers. Our major operators will offer 3G this year but we will not promote 3G specifically. Our marketing will be based around services rather than GPRS or 3G technology.

The new data applications we are bringing to market this year are designed to work on both GPRS and 3G. Access to our services from our GPRS networks will further lift data as a percentage of revenues progressively throughout the year. 3G’s greater capacity, efficient spectrum management and faster data rates will ensure an enhanced service experience for our customers.

We now expect data to reach 20% of service revenues in 2004, rather than by March of that year. This later date arises both because voice revenue has done better than we originally envisaged and through delays in the availability of applications and terminals for GPRS, which we expect to be resolved by the half-year.

With regard to acquisitions, we remain prepared to increase our shareholding in operations where we have an existing presence, should the opportunity arise. Given the strength of our balance sheet and debt position, if these opportunities occur they are likely to be satisfied by cash.

As our results have demonstrated, mobile telecommunications has a very strong track record as a growth market and Vodafone, as the leading global operator, has executed both operationally and financially to a higher level than its international peers.

We have no doubt in the continued growth potential of the business, which is why we have not impaired the carrying value of our controlled mobile assets. We expect good progress to be made in the year ahead as European customers start to enjoy some of the new services and terminals already so popular in Japan. In our view these new services will transform people’s lives. It is not a question of ‘if’ this will happen, merely ‘when’. The year we are now in will see many exciting new developments, which will sustain the long term growth of Vodafone for years to come.

Sir Christopher Gent

Chief Executive

Information on the Company	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	7

Information on the Company

History and Development of the Company

Vodafone Group Plc provides a full range of mobile telecommunications services, including voice and data communications, and is the world’s largest mobile telecommunications company, in terms of the number of proportionate registered customers, with a significant presence in Continental Europe, the United Kingdom, the United States and the Far East through the Company’s subsidiary undertakings, joint ventures, associated undertakings and investments. The Group presently operates in 28 countries worldwide, with almost all the Group’s mobile subsidiaries operating principally under the brand name “Vodafone”. In the United States the Group’s associated undertaking operates as Verizon Wireless.

At 31 March 2002, based on the registered customers of mobile telecommunications ventures in which it had ownership interests at that date, the Group had approximately 101.1 million customers, excluding paging customers, calculated on a proportionate basis in accordance with the Company’s percentage interest in these ventures, and more than 229.1 million registered venture customers, as described in “Business Overview – Business activities – Mobile Telecommunications” below.

Following the completion of a number of major business transactions during the last three years, the Group has acquired interests in certain non-mobile telecommunications businesses, including Arcor AG & Co KG (“Arcor”), following the Mannesmann transaction, and Japan Telecom following a tender offer in October 2001. Vodafone has also established a joint venture with Vivendi Universal, operating under the brand Vizzavi, to develop content services for the mobile customer base.

The Company was formed in 1984 as a subsidiary of Racal Electronics Plc. Then known as Racal Telecom Limited, approximately 20% of the Company’s capital was offered to the public in October 1988. It was fully demerged from Racal Electronics Plc and became an independent company in September 1991, at which time it changed its name to Vodafone Group Plc. Following its merger with AirTouch, described in more detail below, the Company changed its name to Vodafone AirTouch Plc on 29 June 1999 and, following approval by the shareholders in General Meeting, reverted to its former name, Vodafone Group Plc, on 28 July 2000. The Company is incorporated as a public limited company in England. Its registered office is The Courtyard, 2-4 London Road, Newbury, Berkshire RG14 1JX, England. Its principal telephone number is +44 (0) 1635 33251.

The Company’s ordinary shares are listed on the London Stock Exchange and the Frankfurt Stock Exchange and the Company’s American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange. The Company had a total market capitalisation of approximately £77 billion at 24 May 2002, making it the fourth largest company in the Financial Times Stock Exchange 100 index, or FTSE 100, and one of the thirty largest companies in the world based on market capitalisation at that date.

Acquisitions of businesses

The Group has completed a number of major business transactions over the past three years, the most significant of which were the merger with AirTouch, the acquisition of Mannesmann AG and, recently, the acquisition of further interests in Japan Telecom and the J-Phone Group. These transactions, combined with others, have increased the geographic footprint and substantially increased the customer base of the Group’s mobile operations, particularly in Europe, and have significantly impacted the results of operations.

Merger with AirTouch On 30 June 1999, the Company completed its merger with AirTouch. The Merger created one of the world’s largest international mobile telecommunications companies, in terms of the number of proportionate customers, with an extensive presence covering most of Europe and the United States. Between 30 June 1999 and 30 September 1999, the Company issued approximately 3,046 million ordinary shares (stated prior to the capitalisation issue of four shares for every one share held) to transferring AirTouch shareholders, in addition to a cash consideration of £3,477 million.

Acquisition of Mannesmann AG On 12 April 2000, the Company received conditional European Commission consent to the acquisition of Mannesmann, following the receipt of valid acceptances representing approximately 98.62% of Mannesmann’s issued share capital and 99.72% of its convertible bonds in issue. As of 31 March 2000, the Company had issued approximately 30,141 million ordinary shares in aggregate to the transferring Mannesmann shareholders and convertible bond holders. The completion of the Mannesmann acquisition had a major impact on the Group’s results, bringing in both Mannesmann Mobilfunk GmbH (“D2”) in Germany and Omnitel Pronto Italia S.p.A (“Omnitel”) in Italy as subsidiaries in two of Europe’s most important markets for mobile telecommunications. The businesses have since been rebranded and now operate as “Vodafone” and “Omnitel Vodafone”, respectively. Mannesmann AG has also been renamed Vodafone AG.

Subsequently, the Group has increased its ownership interest in Vodafone AG to 99.6% as at 31 March 2002. On 22 April 2002, the Company announced that its subsidiary, Vodafone Deutschland GmbH, intends to buy out the remaining minority shareholders in Vodafone AG. See note 35 to the Consolidated Financial Statements, “Subsequent events”, for further details.

Through the Mannesmann acquisition, the Group also acquired an increased indirect shareholding in Société Française du Radiotéléphone (“SFR”) in France and controlling interests in certain fixed line telecommunications operators, principally Arcor and Infostrada S.p.A. in Italy. The Group also acquired beneficial ownership of Orange plc, one of the four mobile telecommunications operators in the UK, as well as interests in Mannesmann’s non-telecommunications businesses. The Group subsequently sold its interests in Infostrada S.p.A. and Orange plc and certain other acquired Mannesmann businesses, as described under “Sales of Businesses”, below.

Acquisition of additional interests in the J-Phone Group The Group’s initial investment in Japan, following the merger with AirTouch, comprised direct shareholdings in nine regional mobile telecommunications companies, with ownership interests ranging from 4.5% to 15%. On 7 October 1999, the Company announced a series of transactions that resulted in the Company increasing its equity interests to more than 20% in each of these companies, and becoming the second largest shareholder, behind Japan Telecom, in each venture. The total consideration paid for the increased ownership interests in the three Digital Phone and six Digital Tu-Ka companies was £342 million. Subsequently, in an agreement with its partners, Japan Telecom and British Telecommunications plc (“BT”), the Group agreed to restructure its interests in Japan. This resulted in J-Phone Communications Co., Ltd., in which the Group

8	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Information on the Company

Information on the Company continued

had a 26% stake, acquiring a controlling interest of approximately 50% in each of the existing operating companies, becoming collectively known as the J-Phone Group. The Group’s effective ownership interests were largely unchanged by this reorganisation. The nine regional operating companies were subsequently reorganised into three new regional companies, J-Phone East, J-Phone West and J-Phone Tokai.

On 2 May 2001, the Company announced that it had agreed to acquire, for a cash consideration of approximately £3.7 billion, BT’s ownership interests in the J-Phone Group and Japan Telecom, see “Acquisition of Japan Telecom” below, comprising £3.1 billion for BT’s combined shareholdings of 20% in Japan Telecom and 20% in J-Phone Communications, with a further £0.6 billion for BT’s aggregate interest of approximately 4.9% in the J-Phone operating companies. The transaction completed on 1 June 2001, except for the acquisition of BT’s interests in the operating subsidiaries of J-Phone Communications, which did not complete until 12 July 2001. As a result of these transactions, the Group had a 46% interest in J-Phone Communications, not including its indirect interest through Japan Telecom, and interests of 18.9%, 15.2% and 14.9%, respectively, in J-Phone Communications’ regional mobile companies J-Phone East, J-Phone West and J-Phone Central, excluding the Company’s indirect interests through Japan Telecom’s and J-Phone Communications’ holdings in these companies. On 24 August 2001, the Company announced the proposed merger of J-Phone Communications and the J-Phone operating companies into a new company, J-Phone Co., Ltd.

The merger became effective on 1 November 2001 and, as a result, the Group held a 39.67% direct ownership interest in the new company. Finally, following completion of the Group’s tender offer for Japan Telecom, described below, the Group’s effective interest in the J-Phone Group, which has since been rebranded as J-Phone Vodafone, is now approximately 69.7%.

Acquisition of Airtel Móvil S.A. (“Airtel”) On 29 December 2000, the Company completed its acquisition of a total of 4,061,948 shares in Airtel in Spain, representing approximately 52.1% of the issued share capital of Airtel. The acquisition increased the Group’s interest in Airtel to 73.8%. The Company issued 3,097,446,624 new listed ordinary shares to the transferring Airtel shareholders, representing a value of approximately £7.9 billion for the acquired shares.

On 2 May 2001, the Company announced that it had agreed to acquire BT’s 17.8% shareholding in Airtel for a cash consideration of £1.1 billion, increasing its ownership interest in Airtel to approximately 91.6%. The acquisition was completed on 29 June 2001, following the receipt of regulatory approval. Airtel now operates as Vodafone.

On 2 April 2002, the Group’s interest was further increased to 93.8% following the exercise of a put option held by Torreal, S.A. See note 35 to the Consolidated Financial Statements, “Subsequent events”, for further details.

Acquisition of an interest in Swisscom Mobile S.A. (“Swisscom Mobile”) Following receipt of regulatory approvals and the agreement of Swisscom AG’s shareholders, Vodafone acquired a 25% equity interest in Swisscom Mobile for CHF4.5 billion (£1.8 billion) during the first calendar quarter of 2001. The consideration for the 25% stake represented an enterprise value of approximately £7.3 billion for Swisscom Mobile, including net debt of £0.2 billion. The Company satisfied the first £0.85 billion tranche of the consideration by the issue of 422,869,008 new ordinary shares and the payment of CHF25 million in cash. The second and final tranche of £0.98 billion was satisfied in cash and was paid in September 2001.

Swisscom Mobile is the largest mobile operator in Switzerland in terms of registered customers.

Acquisition of interests in Japan Telecom During the two year period ended 31 March 2002, as a result of a series of separate transactions, described below, Vodafone acquired a controlling 66.7% shareholding in the Japanese fixed line operation Japan Telecom, which is the parent company of J-Phone Co., Ltd.

An initial payment of ¥124.6 billion (£0.7 billion) was made on 31 January 2001 and, following the second payment of ¥125.1 billion (£0.8 billion) on 12 April 2001, the acquisition of a 15% stake in Japan Telecom from West Japan Railway Company and Central Japan Railway Company was completed. On 27 April 2001, the Group completed the acquisition of a further 10% stake in Japan Telecom from AT&T Corporation for a cash consideration of $1.35 billion (£0.9 billion), bringing the Group’s interest in Japan Telecom to 25% at that time.

During the current financial year, in a transaction which completed on 1 June 2001, the Company acquired a further 20% interest in Japan Telecom from BT. The acquisition was part of a transaction that also resulted in the Company acquiring a further interest in the J-Phone Group and Airtel, as described above under their respective headings. On 20 September 2001, the Company announced an agreed tender offer by its subsidiary, Vodafone International Holdings B.V., to acquire up to 693,368 Japan Telecom ordinary shares, representing 21.7% of the ordinary shares of Japan Telecom, for a cash consideration of up to ¥312 billion (£1.8 billion). The offer successfully completed in October 2001, bringing the Group’s total interest to 66.7%.

Acquisition of an interest in China Mobile (Hong Kong) Limited (“China Mobile”) In an offering that closed on 3 November 2000, the Group acquired newly issued shares representing approximately 2.18% of China Mobile’s share capital for a cash consideration of $2.5 billion. On 27 February 2001, the Company and China Mobile signed a strategic alliance agreement, setting out the principal terms for a strategic alliance and co-operation between the two parties in mobile services, technology, operations and management.

On 16 May 2002, the Group announced that it will be subscribing to a share issue by China Mobile for $750 million, increasing its ownership from 2.18% to approximately 3.27%. Further details can be found in note 35 to the Consolidated Financial Statements, “Subsequent events”.

Acquisition of Eircell 2000 plc On 21 December 2000, eircom plc announced the proposed demerger of eircom plc’s mobile communications business, Eircell, to a new company, called Eircell 2000 plc (“Eircell”), and the Company announced a separate offer for the entire share capital of Eircell. Eircell is the leading provider of mobile telecommunications services in Ireland, with 1,704,000 customers at 31 March 2002. The offer valued Eircell at approximately €3.6 billion, including the assumption of €250 million of net debt. The offer became unconditional on 13 May 2001, following the receipt of valid acceptances representing approximately 79.6% of the total shareholding in Eircell 2000. The offer remained open for acceptance until 27 May 2001 and, in accordance with Eircell’s Articles of Association, all of Eircell’s shareholders were deemed to have accepted the offer at that date. The Company issued

Information on the Company	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	9

approximately 1,046 million new ordinary shares to former Eircell shareholders in consideration for their ownership interests. Eircell has subsequently been renamed Vodafone Ireland plc.

Acquisition of an interest in Grupo Iusacell, S.A. de C.V. (“Grupo Iusacell”) On 4 April 2001, the Group completed its acquisition of a 34.5% stake in Grupo Iusacell, the second largest mobile operator in Mexico, for a cash consideration of $973 million (£0.7 billion).

Sales of businesses

As a consequence of certain of the acquisitions described above, the Group also acquired interests in companies that were either outside the Company’s core business, or in which the Company was prevented from retaining interests due to imposed regulatory restrictions. The Group has also undertaken a series of transactions to facilitate the orderly disposal of such interests, as described below.

Disposal of E-Plus Mobilfunk GmbH Pursuant to an undertaking given to the European Commission in connection with the Company’s merger with AirTouch, the Group divested its interest in E-Plus Mobilfunk GmbH. On 9 December 1999, Bell South Corporation announced that, in accordance with the existing agreements among the shareholders of E-Plus Mobilfunk GmbH, it had exercised its right of first refusal to purchase the Group’s 17.24% interest. The sale to Bell South completed on 4 February 2000 and the Group realised a profit on disposal of approximately £0.9 billion.

Disposal of Mannesmann businesses Following the acquisition of Mannesmann, the Group has completed the sale of a number of Mannesmann businesses. The Group used the proceeds from these divestments to reduce its indebtedness.

a)

Disposal of interests in Atecs Mannesmann AG In April 2000, Mannesmann reached an agreement with Siemens AG and Robert Bosch GmbH for the sale of a controlling interest in Atecs Mannesmann AG, its engineering and automotive business. The transaction valued Atecs Mannesmann AG at approximately €9.6 billion, including pension and non-trading financial liabilities to be assumed on closing. On 29 September 2000, a payment of approximately €3.1 billion (£1.9 billion) plus interest was made to Mannesmann in exchange for the pending transfer of a 50% plus two shares stake in Atecs Mannesmann AG, which was completed on 17 April 2001, following approval from the relevant European and US regulatory authorities. Atecs Mannesmann AG also repaid Group loans of €1.55 billion (£1.0 billion) in March 2001.

On 15 January 2002, Vodafone announced that it had exercised put options to sell its remaining stake in Atecs Mannesmann AG to Siemens AG. The proceeds from the disposal amounted to €3.66 billion (£2.2 billion), and were received on 4 March 2002.

b)

Disposal of Orange plc As a condition to its approval of the Company’s acquisition of Mannesmann, the European Commission required Vodafone to dispose of as soon as practicable, its interest in Orange, one of four mobile telecommunications operators in the United Kingdom. Mannesmann acquired Orange in 1999 and Orange became a subsidiary of Vodafone as a result of the Mannesmann acquisition. On 30 May 2000, the Company and Mannesmann announced they had reached an agreement to sell Orange to France Telecom. The transaction was completed on 22 August 2000, following the receipt of conditional approval by the European Commission and approval by the shareholders of France Telecom. The consideration comprised a cash payment of approximately €21.4 billion (£13.2 billion), a €2.2 billion (£1.4 billion) France Telecom loan note and 113,846,211 France Telecom shares, representing 9.87% of the outstanding share capital of France Telecom. In addition, France Telecom assumed Orange’s existing debts, and its financial obligation regarding its UK 3G licence, totalling £4.1 billion. The loan note was redeemed in March 2001 and realised proceeds of £1.4 billion. The Group also renegotiated and exercised its put options over France Telecom shares for a total value of approximately €11.6 billion (£7.2 billion), of which €6.7 billion (£4.2 billion) was received in March 2001. On 19 April 2001, the remaining cash payment of €4.9 billion that was due to be received from France Telecom in March 2002 was monetised for €4.7 billion (£2.9 billion). The Group no longer holds any shares in France Telecom.

c)

Disposal of Mannesmann tubes and watches businesses On 9 October 2000, Mannesmann completed the sale of its tubes business to Salzgitter for a nominal consideration. In the period prior to completion, Mannesmann made capital contributions to the tubes business totalling €271 million. Mannesmann also completed the sale of Les Manufactures Horlogères, its luxury watches business, to Richemont S.A. in December 2000, for a cash consideration of approximately €1.8 billion (£1.1 billion).

d)

Disposal of Infostrada S.p.A. (“Infostrada”) Vodafone reached an agreement for the sale of its interest in Infostrada S.p.A., Mannesmann’s fixed line telecommunications operator in Italy, to Enel S.p.A. in October 2000. Vodafone and Enel S.p.A. amended the terms of the agreement after the Italian anti-trust authority approved the sale subject to the imposition of certain conditions on Enel S.p.A. On 29 March 2001, Vodafone completed the sale of the entire issued share capital of Infostrada to Enel S.p.A. and received total proceeds of €7.4 billion (approximately £4.7 billion). Enel S.p.A. also assumed Infostrada’s net debt, including €0.8 billion (£0.5 billion) of debt owed to the Group that was repaid on acquisition.

e)

Disposal of Arcor rail business On 25 January 2002, the Group announced that Arcor, the Group’s German fixed-line business, had agreed terms for the sale of its railway-specific business, Arcor DB Telematik GmbH (“Telematik”), to the German rail operator Deutsche Bahn, for €1.15 billion (£709 million), €1 billion of which was received on 26 March 2002. The sale completed in April 2002 following receipt of all necessary approvals and registration in the German commercial register. On completion, Arcor sold 49.9% of Telematik’s equity to Deutsche Bahn and entered into a put / call arrangement governing the remaining 50.1% equity interest, exercisable from 1 July 2002.

f)

Disposal of tele.ring Telekom Service GmbH (“tele.ring”) On 8 May 2001, the Group announced that agreement had been reached to sell its 100% equity stake in the Austrian telecommunications company, tele.ring to Western Wireless International Corporation. The transaction completed on June 2001, following receipt of regulatory approval. The value of net assets disposed of represented less than 1% of the Group’s net assets.

10	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Information on the Company

Information on the Company continued

g)	Disposal of holding in Ruhrgas AG On 30 October 2001, the Group announced that it had reached agreement with E.ON AG for the sale of the Group’s 23.6% stake in Bergemann GmbH, through which it held an 8.2% stake in Ruhrgas AG. Completion of the transaction is conditional on approval from German competition authorities.

Disposal of Shinsegi Telecom, Inc. On 24 August 2001, the Group announced that agreement had been reached to sell its 11.7% equity stake in Shinsegi Telecom, Inc. for an undisclosed amount to SK Telecom, Ltd. The value of net assets disposed of represented less than 1% of the Group’s net assets.

Formation of Verizon Wireless

On 3 April 2000, the first stage of the transaction for the combination of the US cellular operations of the Company, Bell Atlantic and GTE was completed. The combined entity, which initially consisted of the US cellular operations of AirTouch and Bell Atlantic, was launched as Verizon Wireless. Following completion of the merger of Bell Atlantic and GTE to form Verizon Communications, the second stage of the transaction was completed by the contribution of the US cellular operations of GTE to Verizon Wireless on 10 July 2000, creating a nationwide network on a single digital technology, covering almost 90% of the US population and 96 of the top 100 mobile telecommunications markets within the United States. The Group owns 45% of Verizon Wireless.

The formation of Verizon Wireless resulted in net proceeds to the Group of approximately £2.5 billion relating to the assumption of Group debt agreed with the other parties. Further proceeds of £2.0 billion have been realised to date following the disposal of overlapping properties in the US, such disposals being a condition of the regulatory approval of the transaction.

Business Overview

Revenues and operating income

The following table shows consolidated Group turnover and consolidated total Group operating (loss)/profit for the three years ended 31 March 2002, by geographic region.

			Years ended 31 March

	Group turnover			Total Group operating (loss)/profit

	2002	2001	2000	2002	2001	2000
	£m	£m	£m	£m	£m	£m

Mobile telecommunications:
Northern Europe	5,432	4,511	3,723	757	618	830
Central Europe	4,177	4,031	6	(4,833)	(4,991)	(215)
Southern Europe	6,743	4,479	877	(1,971)	(2,076)	146

Europe	16,352	13,021	4,606	(6,047)	(6,449)	761

Americas	12	9	2,585	(555)	(210)	(98)
Asia Pacific	4,072	713	565	(198)	(92)	8
Middle East and Africa	306	308	117	131	181	127

	20,742	14,051	7,873	(6,669)	(6,570)	798

Other operations:
Europe	998	953	–	(4,733)	(419)	–
Asia Pacific	1,105	–	–	(432)	–	–

	22,845	15,004	7,873	(11,834)	(6,989)	798

Other operations analysed in the above table principally comprise the results of Arcor, Mannesmann’s fixed line business in Germany, Cegetel of France, Vizzavi Europe, the Group’s consumer portal joint venture with Vivendi Universal, and Japan Telecom.

Total Group operating losses of £11,834 million for the year ended 31 March 2002 (2001: £6,989 million, 2000: profit of £798 million) including exceptional operating costs of £5,408 million (2001: £320 million, 2000: £30 million) and goodwill amortisation of £13,470 million (2001: £11,873 million, 2000: £1,710 million). See note 3 to the Consolidated Financial Statements, “Segmental analysis”, for a further analysis of business segment information.

Information on the Company	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	11

Business strategy
The Company has maintained a strategy of focusing on global mobile telecommunications and providing network coverage to allow its customers to communicate using mobile products and services.
In early 2001, the Company realigned its strategy to reflect industry changes and increased its focus on revenue growth and margin improvement. This growth strategy can be broken down into three principal components:
• a more focused approach to attracting, servicing and retaining high value customers, achieved through the targeting of specific customer segments and global accounts;
•	continued geographic expansion, including, for example, through the use of brand licensing arrangements and partner network agreements, increasing equity interests in businesses where the Group has existing shareholdings and promoting the Vodafone brand across the world; and

• provision of new products and services to support growth in revenues from both voice and data.
Further details on the Group’s strategy for product and service development can be found under “Strategic developments – Products and services”, below.
Where appropriate, and if circumstances allow, the Company may also make further acquisitions or disposals of businesses.

Business activities – Mobile Telecommunications

Geographic operations

The Company now has interests in 28 countries across five continents. Based on ownership interests at 31 March 2002, the Company, through its subsidiary undertakings, joint ventures, associated undertakings and investments, had approximately 101.1 million registered customers, excluding paging customers, calculated on a proportionate basis in accordance with the Company’s percentage interest in its ventures. There were over 229.1 million registered customers in ventures in which the Company either has control or invests.

On 1 April 2001, in response to the expansion of the Group, the Company implemented a planned reorganisation of its overall management structure into five main regions: Northern Europe, Middle East and Africa; Central Europe; Southern Europe; Americas and Asia; and Pacific. Subsequent to this, on 18 December 2001, the Company announced a further change to its regional structure. With effect from 1 January 2002, the Group’s interests in Japan, China and India were formed into a new Asia region. All of the Group’s other regions remain unchanged.

Accordingly, the Group’s geographical division of operations were reorganised into the following regions: Northern Europe, Central Europe, Southern Europe, Americas, Asia Pacific, and Middle East and Africa. The results for the Asia and Pacific regions are reported in aggregate and the Group’s Middle East and Africa operations are reported as a separate segment. Geographical segments for the analysis of the Group’s operating results for the twelve months ended 31 March 2001 and 31 March 2000 have been amended and comparatives restated.

The Company does not believe that these changes to its division of operations will materially affect the way in which it conducts business across geographic lines or the manner in which it manages its world-wide interests. The description of each region’s business activities below is based on the geographical division of the Company’s operations at 31 March 2002.

The table on the next page sets out a summary of the Company’s world-wide cellular operations at 31 March 2002, and venture customer growth in the year then ended.

12	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Information on the Company

Information on the Company continued

Summary of mobile telecommunications businesses’ customer information at 31 March 2002

Country by region	Operator		Percentage ownership	(1)	Venture customers (thousands)	Venture customer growth (%)	(2)	Registered proportionate customers (thousands)	Registered prepaid (%)	(3)	Total controlled active (%)	(4)

Northern Europe
UK	Vodafone		100.0		13,186	7		13,186	62		89
Ireland	Vodafone		100.0		1,704	N/a		1,704	72		99
Netherlands	Vodafone		70.0		3,270	–		2,289	64		92
Sweden	Europolitan Vodafone	†	71.1		1,163	15		827	28		89
Others					16,542	18		5,000	51

TOTAL					35,865	17		23,006	57		90

Central Europe
Germany	Vodafone		99.7		21,489	2		21,434	57		91
Hungary	Vodafone	†	59.4		556	149		330	91		92
Others					7,043	18		1,567	41

TOTAL					29,088	7		23,331	54		91

Southern Europe
Greece	Vodafone	†	51.9		2,966	27		1,539	72		76
Italy	Omnitel Vodafone		76.6		17,711	13		13,560	91		93
Malta	Vodafone	†	80.0		152	42		122	92		93
Portugal	Vodafone		50.9		2,838	15		1,445	74		90
Spain	Vodafone		91.6		7,905	11		7,241	55		89
Albania	Vodafone (5)		76.9		170	N/a		130	99		N/a
Others					2,180	66		438	64

TOTAL					33,922	17		24,475	78		90

Americas
United States	Verizon Wireless (6)		44.2		29,585	9		13,081	6
Others					1,995	N/a		689	81

TOTAL					31,580	16		13,770	11

Asia Pacific
Japan	J-Phone Vodafone		69.7		12,185	22		8,496	4		99
Australia	Vodafone		95.5		2,146	2		2,050	37		93
New Zealand	Vodafone		100.0		1,095	23		1,095	78		96
Others(7)					74,600	35		1,685	54

TOTAL					90,026	32		13,326	47		98

Middle East and Africa
Egypt	Vodafone	†	60.0		1,718	47		1,031	87		96
Others					6,997	35		2,197	84

TOTAL					8,715	37		3,228	85		96

GROUP TOTAL					229,196	21		101,136	50		92

Information on the Company	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	13

Notes:
(1)	All ownership percentages are stated as at 31 March 2002 and exclude options, warrants or other rights or obligations of the Company to increase or decrease ownership in any venture. Ownership interests have been rounded to the nearest tenth of one percent.
(2)	Venture customer growth is for the twelve month period to 31 March 2002.
(3)	Registered prepaid percentages are calculated on a total venture customer basis.
(4)	Active customers are defined as customers who have made or received a chargeable event in the last three months or, where information is not available, defined as customers who have made a chargeable event in the last three months (indicated by †).
(5)	No customer activity information is presently available in Albania, where network services commenced in August 2001. Systems are being enabled to report detailed customer activity in the near future.
(6)	The Group’s ownership interest in Verizon Wireless is 45.0%. However, the Group’s proportionate customer base has been adjusted for Verizon Wireless’s proportionate ownership of its customer base of approximately 98.3%. In the absence of acquired interests, this proportionate ownership will vary slightly each period dependent on the underlying mix of net additions across each of these networks.
(7)	Principally comprises China Mobile.

The reasons for the changes to the Company’s effective percentage ownership interests in Germany, Hungary, Greece, Spain, Australia and Japan are discussed in the description of each region’s business activities below, or under “Information on the Company – History and Development of the Company” above.

Northern Europe

The Group’s interests in Northern Europe comprise subsidiary undertakings in the United Kingdom, the Netherlands, Sweden and, from 14 May 2001, Ireland, and associated undertakings in Belgium and France. Further details on the acquisition of Eircell, the Group’s Irish subsidiary can be found under “Information on the Company – History and Development of the Company – Acquisitions of businesses”. The Group’s subsidiaries in Sweden and the Netherlands are listed on public stock exchanges.

During 2002 the Group successfully rolled out its rebranding programme, as its operations in Ireland, the Netherlands and Sweden migrated to the single Vodafone brand. These businesses formerly traded under the names of Eircell, Libertel and Europolitan, respectively.

Below is a summary of the Group’s business activities in its major mobile telecommunications markets in Northern Europe.

United Kingdom

Vodafone UK is one of four cellular network operators in the United Kingdom and, according to the latest quarterly review of the UK telecommunications regulator (“Oftel”), Vodafone UK is the largest in terms of mobile service revenue share, with a share of 33%, a lead of 5.5% points over its nearest competitor.

At 31 March 2002, Vodafone UK had 13,186,000 registered customers, an increase of 7% since 31 March 2001. Of the total registered customer base, 11% were inactive customers, the majority of whom were prepaid customers.

Strong growth in the contract customer base continued throughout the year, with 79% of net customer growth arising from contract customer connections, leading to a registered contract customer base of 5,014,000 at 31 March 2002, compared with 4,294,000 at 31 March 2001. Vodafone UK continued to focus on high value customers in the corporate market. At 31 March 2002, Vodafone UK’s in-house service provider companies accounted for 57% of the contract customer base. The increase in contract customers reflects the increased focus the Group is placing on gaining higher-value customers, as well as customer retention initiatives.

Vodafone UK continually invests in its network infrastructure to improve network quality and maintain its position as the leading network, in terms of customer satisfaction. In a recent Oftel customer satisfaction survey, the Vodafone UK network was rated number one, with a 95% level of customer satisfaction.

At 31 March 2002, Vodafone’s UK digital network consisted of 108 mobile switching centres (“MSCs”), and 8,253 digital base stations in service, giving declared coverage of 99%.

Vodafone ceased providing service on the analogue network on 1 June 2001, pursuant to an agreement with the Department of Trade and Industry in the UK.

Vodafone UK has now been operating its nationwide GPRS network for over twelve months, offering an enhanced range of products and services. GPRS provides a range of services for business customers to enable access to corporate systems such as e-mail and their company intranet. More generic services allowing access to the internet from either the handset or through a Personal Digital Assistant, or (“PDA”), or laptop computer enable all customers to gain access to the internet at speeds which are typically faster than standard home or office telephone lines. In the future, Vodafone UK intends to offer additional services such as multimedia messaging – a service which will allow users to send and receive graphics and pictures.

Vodafone UK was awarded one of the five 3G licences in the auction conducted by the UK government in April 2000. Vodafone UK plans to open its 3G network for service later in 2002.

Ireland

Eircell was acquired by the Company on 14 May 2001 and was subsequently rebranded as Vodafone Ireland. Vodafone Ireland is the leading provider of mobile telecommunications services in Ireland, with 1,704,000 registered customers at 31 March 2002, and a market share of 56%. There are two other mobile operators in Ireland, one of which began service in February 2001.

14	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Information on the Company

Information on the Company continued

Vodafone Ireland has experienced rapid growth in recent years, with mobile penetration in Ireland increasing to approximately 78% at 31 March 2002, and offers a range of voice and data services to its prepaid and contract customers. It also offers a wide-area paging service through its wholly-owned subsidiary, Eirpage.

Vodafone Ireland’s mobile network consists of a GSM 900/1800 digital network. A dual band GSM900/1800 network has been launched in most of the population centres. Following consent from the Irish telecommunications regulator, the analogue network was closed down during July 2001.

Ireland is due to award four 3G licences, with a 20-year duration period, via a “beauty contest” on 26 June 2002. Vodafone Ireland is participating in this process.

The Netherlands

The Group has a 70% shareholding in Vodafone Libertel NV, a digital GSM network operator. Vodafone Libertel NV is listed on the Amsterdam Stock Exchange and, on 31 March 2002, had a market capitalisation of approximately £1.4 billion ($2.0 billion). During the year, the business was rebranded Vodafone.

During the year ended 31 March 2002, Vodafone maintained its position as the second largest mobile network operator by number of registered customers in the Dutch market. One of five GSM operators in the Netherlands, Vodafone’s total registered customer base stood at 3,270,000 at 31 March 2002. Prepaid customers made up 64% of the registered customer base at 31 March 2002, with the proportion of active customers estimated to be 92%.

In 2001, Vodafone was successful in winning one of five fifteen year 3G licences in the Netherlands at a cost of approximately £467 million, and intends to open its 3G network for service during the first half of 2003.

Sweden

Vodafone has a 71.1% interest in Europolitan Holdings AB, Sweden’s third largest mobile network operator, now operating under the brand name Vodafone. Europolitan Holdings AB, which is listed on the Stockholm Stock Exchange, had a market capitalisation of approximately £1.4 billion ($2.0 billion) on 31 March 2002.

During the year, Vodafone’s registered customer base increased by 15% to 1,163,000, reflecting the high levels of market penetration in Sweden. At 31 March 2002, 72% of the registered customer base was connected on the more profitable contract tariffs.

During the 2001 financial year, Vodafone was awarded a fifteen year 3G licence in Sweden, for no fee, in a “beauty contest”. The extensive infrastructure rollout requirements are being satisfied primarily through a network build programme which Vodafone in Sweden has undertaken as a joint venture with Hutchison Investor 3G Access AB and Orange Sverige AB, other 3G licence holders in Sweden. It is expected that the joint venture company will build and operate the infrastructure to provide coverage for up to 70% of the population.

France

Prior to the acquisition of Mannesmann, the Group had a 20% interest in SFR. Through the acquisition of Mannesmann, the Group acquired an approximate 15% interest in Cegetel Groupe S.A., the French telecommunications group, which is the leading privately owned provider of mobile and wireline services in France and holds the remaining 80% shareholding in SFR. Accordingly, the Group’s effective ownership interest in SFR is approximately 31.9%.

SFR has the second largest customer base of the three mobile carriers in the French market. During the 2002 financial year, SFR expanded its customer base by 20% to 12,426,000 registered customers at 31 March 2002 and opened its GPRS network for service.

In July 2001, SFR was successful in obtaining one of two 3G licences for a total cost of €4.95 billion. In September 2001, the first instalment of €619 million was paid. In October, the French Government agreed to extend the licence term from fifteen to twenty years and to revise the terms of the licence so that, whilst the initial payment stands, further amounts will be payable based on a percentage of 3G revenue. In November 2001, the French Government announced that such future amounts will be based on a variable charge amounting to one percent of revenues derived from 3G services. SFR intends to open its 3G networks for service later in 2002.

Central Europe

The Group’s interests in Central Europe comprise subsidiary undertakings in Germany and Hungary and associated undertakings in Poland and Switzerland.

Below is a summary of the Group’s business activities in its major mobile telecommunications markets in Central Europe.

Germany

The Group has an effective 99.7% interest in Vodafone D2 GmbH, which now operates under the brand name Vodafone, having changed from D2 Vodafone on 13 March 2002. Customer growth in the German cellular market was over 5% in the year to 31 March 2002, compared with 90% growth in the previous financial year. Germany is the largest mobile market in Europe based on customer numbers.

At 31 March 2002, Vodafone in Germany had 21,489,000 registered venture customers, representing growth of over 2% in the year. This growth was principally attributable to contract customers, which increased 9% and now represent 43% of the closing customer base, up from 40% at 31 March 2001. Net customer growth was also adversely affected by the action taken by Vodafone in Germany to remove inactive customers from the customer base, as a result of which active customers represented approximately 91% of the total registered customer base at 31 March 2002, compared with 87% at 31 March 2001.

During the year, Vodafone continued to make significant investments in its German network which, at 31 March 2002, consisted of 153 mobile switching centres and approximately 15,221 base stations, giving declared coverage of 99%.

Germany leads the Group’s European networks in terms of messaging and data revenues, which represented 15.2% of total monthly service revenues in March 2002.

Vodafone launched GPRS commercial service in Germany on 28 February 2001 on its existing network and, during the 2002 financial year, continued to improve its portfolio of data products and services, including further extension of location based services as well as prepaid roaming and GPRS roaming. Future developments include the facility to make certain payments for goods and

Information on the Company	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	15

services using a mobile handset, multimedia messaging and the facility to download data at high speeds.

Following the successful acquisition of a twenty year 3G licence in Germany, the 3G network infrastructure rollout is proceeding according to plan. During the 2002 financial year, Vodafone Germany successfully completed voice and data trials on its pilot 3G networks and, subject to handset availability, the network is expected to be open for service by the end of 2002.

During the 2002 financial year, Vodafone AG entered into a domination and profit and loss transfer agreement with Vodafone Deutschland GmbH, a wholly owned subsidiary of the Company, under which Vodafone AG would relinquish overall management of the company to Vodafone Deutschland GmbH and would agree to transfer its entire profits to Vodafone Deutschland GmbH. The agreement was approved by Vodafone AG’s supervisory board in June 2001 and, in August 2001, was approved by the Vodafone AG annual general meeting.

On 22 April 2002, the Company announced that Vodafone Deutschland GmbH intends to buy out the outstanding minority shareholders in Vodafone AG. Further details on this transaction can be found in note 35 to the Consolidated Financial Statements, “Subsequent events”.

Switzerland

The Group has a 25% interest in Swisscom Mobile, the largest mobile telecommunications company in the 72% penetrated Swiss market in terms of registered customers. At 31 March 2002, Swisscom Mobile had 3,428,000 registered customers, compared with 3,314,000 customers at 31 March 2001. At 31 March 2002, contract customers represented 64% of the total registered customer base.

Southern Europe

The Group’s interests in Southern Europe comprise subsidiary undertakings in Italy, Albania, Greece, Malta, Portugal and Spain, and an associated undertaking in Romania. The Group’s subsidiaries in Greece and Portugal, are also listed on public stock exchanges.

Below is a summary of the Group’s business activities in its major mobile telecommunications markets in Southern Europe.

Italy

The Group has an effective ownership interest of 76.6% in Omnitel Pronto Italia S.p.A., the second largest of four operators in Italy, and operates under the brand name Omnitel Vodafone. It had a market share of approximately 34% at 31 March 2002, on the basis of registered customers.

The four operator Italian market is characterised by a high level of prepaid product and, at over 90%, one of the highest penetration rates in any country in the world. Omnitel Vodafone’s registered customer base grew by 13% in the year and was 17,711,000 at 31 March 2002, of which 91% was on prepaid tariffs. At 31 March 2002, 93% of the registered customer base was active.

Omnitel Vodafone’s network consists of 131 MSCs and 8,141 base stations, giving population coverage of 99%. During the 2002 financial year Omnitel Vodafone launched its GPRS service in both the corporate and consumer markets. The services were initially provided free of charge, with services charged for from June 2001 for corporate customers and February 2002 for other consumers. Planned future GPRS developments include mobile office applications and PDA compatible applications for corporate customers, as well as multimedia messaging services and Java services for other consumers.

Following an auction, five operators were licenced for fifteen years to offer third generation mobile services in November 2000. Plans for 3G services remain on schedule. The deployment of the UMTS network has been performed according to the defined targets set for the twelve major Italian cities by the end of 2002. UMTS trial networks have been installed in Turin and Naples and commercial launch is still expected by the end of 2002. A trial launch is expected in October 2002 when network infrastructure, billing, provisioning, customer care and support systems will be fully operational and in a state of commercial readiness to offer 3G service capability, as well as product and service continuity between GPRS and 3G systems.

Greece

The Group has a 51.9% interest in Vodafone-Panafon Hellenic Telecommunications Company S.A. (“Vodafone-Panafon”) (which operates as Vodafone in Greece), the second largest cellular operator in Greece in terms of number of customers. It is listed on the Athens Stock Exchange and its shares also trade in the form of Global Depositary Shares on the London Stock Exchange and are quoted on NASDAQ. At 31 March 2002, it had a market capitalisation of £1.9 billion ($2.7 billion).

On 11 May 2001, Vodafone-Panafon increased its shareholding in Unifon SA, one of its service providers, from 19.6% to 100%. The acquisition was funded through the issue of 21,626,396 new Vodafone-Panafon shares, as a result of which the Group’s ownership interest in Vodafone-Panafon was reduced from 55% to 52.8%. Subsequent to this, Vodafone-Panafon also acquired NextNet, another service provider, for shares, resulting in a further dilution of the Group’s interest to 51.9%.

As a result of the above acquisitions, at 31 March 2002, Vodafone-Panafon owns an extensive distribution network of retail outlets which now service 86% of its registered customer base.

Vodafone-Panafon increased its registered customer base by 27% during the year to 31 March 2002, to close at 2,966,000 of which 72% were connected to prepaid services.

GPRS service was launched on its network in April 2001, with service now available for both retail and corporate customers. In July 2001, Vodafone-Panafon was awarded one of three 3G licences for a fee of approximately €176 million. In addition, it acquired extra 2G spectrum, which will allow Vodafone-Panafon to continue to improve the quality of service for its customers.

Portugal

The Group has a 50.9% shareholding in Vodafone Telecel-Communicacoes Pessoais S.A., (which operates as Vodafone in Portugal), which is listed on the Lisbon and Oporto Stock Exchanges. At 31 March 2002, it had a market capitalisation of approximately £1.1 billion ($1.6 billion).

16	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Information on the Company

Information on the Company continued

Vodafone is the second largest operator in Portugal in terms of total customers, but has maintained its market leadership in the corporate sector with more contract customers than any of its competitors. During the 2002 financial year, Vodafone Portugal increased its registered customer base by 15% to 2,838,000 at 31 March 2002.

Vodafone Portugal was awarded one of four 3G licences in January 2001 for a fee of approximately £65 million.

Spain

Through a number of agreements entered into during January, July and September 2000, and following the receipt of regulatory approvals, the Group increased its shareholding in Airtel from 21.7% to 73.8% on 29 December 2000. Airtel, which now operates as Vodafone in Spain, has been consolidated in the Group accounts as a subsidiary undertaking from that date. On 29 June 2001, the Group completed its acquisition of a further 17.8% stake in Airtel for a cash consideration of €1.77 billion (approximately £1.1 billion), which has increased the Company’s ownership interest to approximately 91.6%. On 2 April 2002, the Group announced that it had acquired a further 2.2% stake following the exercise of a put option held by Torreal S.A., which increased the Company’s equity interest in Airtel to 93.8%. The remaining shareholder retains a put option to sell its stake in Airtel to the Company. See note 28 to the Consolidated Financial Statements, “Capital Commitments”, for further details.

Vodafone Spain’s network consists of 66 MSCs and 6,603 base stations, giving population coverage of 98%. Vodafone Spain had 7,905,000 registered customers at 31 March 2002, representing growth of 11% in the year, with 55% of the customer base connected to its prepaid tariffs. As at 31 March 2002, active customers represented 89% of the total registered customer base.

In March 2000, Airtel was awarded one of four 3G licences by the Spanish government, and plans to open its 3G network for services later in 2002.

Americas

The Group’s interests in the Americas comprise a 45% ownership interest in Verizon Wireless, which was formed at the beginning of the 2001 financial year by the combination of the US cellular operations of Vodafone, Bell Atlantic and GTE, a 34.5% interest in Grupo Iusacell and the Group’s Globalstar service provider operations.

United States

The Group owns 45% of Verizon Wireless and designates three of the seven members of Verizon Wireless’ board, while Verizon Communications designates the four other members. Verizon Wireless has filed a Registration Statement with the SEC relating to a proposed initial public offering of a minority stake in the partnership.

The mobile telecommunications market in the United States currently consists of six nationwide competitors and a number of regional and smaller rural carriers. Verizon Wireless is the leading mobile telecommunications provider in the United States in terms of number of customers, network coverage, revenues and cash flow. The approval of the formation of Verizon Wireless by the US Department of Justice was subject to a consent decree that called for the disposition of one of two competing mobile properties in each market where an overlap would be created by the new venture. It is estimated that the overlapping operations served approximately 3 million customers in several major US markets. Disposals of overlapping properties generated proceeds of approximately £1.8 billion to the Group in the 2001 financial year and £151 million in the 2002 financial year.

Due to the economic slowdown in the US, net customer growth has slowed considerably from prior years. However, Verizon Wireless increased its customer base by 9% over the 2002 financial year and ended the year with a registered customer base of 29,585,000, of which 94% were on contract plans.

Verizon Wireless was the first major US carrier to launch CDMA2000 1XRTT technology in major metropolitan markets which, including additional markets activated in April and May 2002, brings total coverage to 130 million people – 60% of the Verizon Wireless national footprint. The service, branded Verizon Wireless Express Network, increases the capacity of the network without the need for additional spectrum and also offers higher data rates.

Verizon Wireless offers analogue and digital service in all of its US markets, its digital service being principally based on CDMA technology. Since the US operations offer dual-mode cellular telephones capable of sending and receiving both analogue and certain digital transmissions, Verizon Wireless’ analogue and digital cellular customers can roam to virtually any cellular market in the United States. Substantially all of the company’s network capital expenditures relate to the expansion of digital capacity and coverage, although it is expected that analogue and digital technologies will continue to co-exist for the foreseeable future, due to the existing base of analogue customers and the fact that analogue networks provide the only common roaming platform currently available throughout the US.

During the year ended 31 March 2002, Verizon Wireless continued to focus on gaining and retaining high value customers through new customer additions, the migration of existing analogue customers to digital price plans and churn management programmes. At 31 March 2002, digital customers totalled approximately 80% of the customer base.

Verizon Wireless is currently conducting trials of its next generation services which are expected to enhance the service to the customer, granting more secure and faster mobile access to corporate intranets. Next generation services are also expected to provide business customers with the functionality to use the Verizon Wireless network as an extension of their corporate Local Area Network or intranet, allowing them to effectively work from any location. The services will also allow for a range of multimedia services to be offered, including services such as video and audio streaming and interactive gaming.

In January 2001, Verizon Wireless was declared the winning bidder for 113 licences in the Federal Communications Commission’s (“FCCs”) auction of 1.9 GHz spectrum, which would add capacity for advanced services in markets including New York, Boston, Los Angeles, Philadelphia, Washington, D.C., Seattle and San Francisco. While 33 of the licences were awarded to Verizon Wireless and transferred to the company for approximately $82 million, 67 of the remaining 80 licences are subject to litigation following the successful appeal to the federal courts by NextWave Personal Communications Inc. (“NextWave”), the entity that originally held most of the re-auctioned 1.9 GHz spectrum. The licences, which would be suitable for the provision of 3G services, were initially awarded to NextWave, an operator which has subsequently sought Chapter 11 bankruptcy protection. The Court of Appeals for the District of

Information on the Company	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	17

Columbia found that the FCC incorrectly re-auctioned 1.9 GHz licences to Verizon Wireless, amongst others, in June 2001.

Following the failure of the US Congress to ratify a settlement agreed between the FCC and NextWave, which would have allowed the re-auction winners to keep the licences, the US Supreme Court has agreed to hear the FCC’s appeal of the US Court of Appeals ruling.

In the interim, the FCC has returned 85% (approximately $1.5 billion) of the auction deposit that Verizon Wireless paid to the FCC. The FCC has kept part of the funds on the assumption that, had the re-auction carriers withdrawn from the auction, a penalty would normally be due. The FCC has stated that the re-auction “winners” are liable for their winning bids if the FCC wins its case at the Supreme Court. If the FCC is successful, the FCC contends that Verizon Wireless will be liable for the entire $8.7 billion bid. However, this matter is being disputed by Verizon Wireless.

In February 2002, Verizon Wireless announced plans to move to a more streamlined organisational structure including a reduction in the number of its employees.

Mexico

On 4 April 2001, the Group acquired a 34.5% interest in Grupo Iusacell. Grupo Iusacell currently provides wireless services in seven of Mexico’s nine regions, covering a population of 90 million people and representing approximately 90% of the country’s total population. Roaming is provided in the two remaining regions. At 31 March 2002, market penetration in Mexico was 22%.

Mexico’s cellular market has continued to expand, with customer growth largely driven by prepaid products. At 31 March 2002, Grupo Iusacell had 1,995,000 registered customers, an increase of almost 13% since the date of acquisition. Of the total registered customer base, 81% were prepaid customers.

Globalstar

During the year the Group restructured its Globalstar service provider operations in North America. As part of an arrangement with Globalstar LP, the Group entered into an agreement for the sale of a portion of the Group’s equity stake in Globalstar LP and its Globalstar service provider businesses in the US, Canada, the Caribbean and miscellaneous undeveloped territories for a nominal consideration. The finalisation of the sale of the US and the Caribbean businesses is awaiting appropriate regulatory approvals.

Asia Pacific

The Group’s interests in the Asia Pacific region comprise subsidiary undertakings in Australia, Japan and New Zealand, associated undertakings in Fiji and India, and the Group’s interests in China.

During the 2002 financial year, the Group undertook a number of transactions that significantly increased its ownership interests in its Japanese operations. These are described in “Information on the Company – History and Development of the Company – Acquisitions of businesses”.

Below is a description of the business developments and activities of the Group’s business activities in the major telecommunications markets in Asia Pacific.

Japan

At 31 March 2002, J-Phone Vodafone had approximately 12,185,000 registered customers and a market share of almost 18%.

Japan’s mobile telecommunications market remained robust as mobile services continued to expand. The number of mobile phone users increased by 8,177,000 or 13%, year-on-year to 69,121,000 at 31 March 2002 and market penetration was 54%, compared to 48% at 31 March 2001.

J-Phone Vodafone continued to capture market share, with 2,219,000 net customer additions recorded in the year ended 31 March 2002, resulting in J-Phone Vodafone becoming the second largest operator in Japan at 31 March 2002. One of the key drivers of this recent growth has been the success of J-Phone Vodafone’s “sha-mail”, the popular photo-messaging service for customers with camera-enabled handsets. To ensure such growth continues, further enhancements have been made recently, in particular the launch of the video clip message service “movie sha-mail”. Customers using sha-mail now account for one-third of J-Phone Vodafone’s total customer base. The sha-mail service is part of a sophisticated mobile interactive service, J-Sky. At 31 March 2002, 82% of J-Phone Vodafone’s customer base subscribed to the J-Sky service.

On 30 June 2000, the Ministry of Post and Telecommunications awarded one of three 3G licences to J-Phone Communications. No licence fees were required by the Japanese government. J-Phone Vodafone is expected to be the first network operator in the Group to open its 3G network for service, and amongst the first to fully launch services with nationwide service expected to commence in December 2002. J-Phone Vodafone’s 3G network will be compatible with international global standards, giving Japanese customers unparalleled access to similar international networks. As a precursor to opening the 3G network for service, J-Phone Vodafone commercially launched a 2.5G service in March 2002, acquiring 115,000 customers in its first month.

China

Following the signing of a memorandum of understanding between the Company and China Mobile in October 2000, the Group acquired newly issued shares representing approximately 2.18% of China Mobile’s share capital for a cash consideration of $2.5 billion in an offering that closed on 3 November 2000.

The two companies also signed a strategic alliance agreement on 27 February 2001. At that time the Company and China Mobile also stated their intention to explore opportunities for joint ventures and other equity-based strategic alliances in areas such as research and development of mobile data services, international investment opportunities and regional and/or global alliances.

In January 2002, the Group made a $35 million investment to acquire a 9.99% interest in Aspire Holdings, China Mobile’s subsidiary set up to develop its mobile internet service delivery platform and take responsibility for mobile data research and development. On 16 May 2002, the Group announced that it will be subscribing to a share issue by China Mobile for $750 million, increasing its effective interest to approximately 3.27%. Also, China Mobile has announced its intention to commence the payment of dividends starting in the financial year ended 31 December 2002. The Company may also appoint a non-executive director

18	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Information on the Company

Information on the Company continued

to China Mobile’s board of directors. The subscription is expected to complete in June 2002.

At 31 March 2002, China Mobile had approximately 74,402,000 registered customers and is the second largest mobile telecommunications company in the world, after the Company, in terms of number of proportionate registered customers.

Australia and New Zealand

Network operations in Australia and New Zealand, both of which operate under the Vodafone brand name, increased their registered customer base by an aggregate 8% in the 2002 financial year, ending the year with 3,241,000 registered venture customers.

Australia and New Zealand operate digital networks based on the GSM technical standard, providing coverage to approximately 92% and 97% of the population, respectively. The digital network in Australia consists of approximately 2,085 operational base stations, 16 base station controllers and 12 mobile switching centres. In New Zealand, the digital network consists of approximately 695 operational base stations that are controlled by 24 base station controllers and are managed by 5 mobile switching centres.

In Australia, which is a highly competitive market with five mobile networks, Vodafone’s customer base increased by 35,000 net new customers, giving a market share of approximately 17%, compared with 19% at 31 March 2001. In New Zealand, strong growth continued with an 23% increase in the registered customer base to 1,095,000.

Australia and New Zealand acquired 3G spectrum for A$254 million (£87 million) and NZ$29 million (£8 million), respectively, in recent auctions conducted in these countries and both expect to introduce 3G services by 2004, to coincide with the expected mass-market availability of dual-mode handsets.

On 22 June 2001, the Group announced that it had acquired an interest in 97.8% of the share capital of Mobile Communications Holdings Limited (“MCH”) and, in accordance with the terms of the agreement, has since acquired the remaining MCH shares. MCH held an interest in 4.5% of the Group’s Australian subsidiary, Vodafone Pacific Limited. As a result of the transaction, the Group’s effective interest in its Australian operations increased from 91% to 95.5%.

On 3 May 2002, the Group completed its purchase of the remaining 4.5% minority interest in Vodafone Pacific Limited, as a result of which Vodafone Pacific Limited became a wholly owned subsidiary undertaking.

Middle East and Africa

The Group’s operations and ownership interests in the Middle East and Africa Region comprise Vodafone Egypt Telecommunications Company SAE (“Vodafone Egypt”) (60%), Safaricom Limited in Kenya (30%) and Vodacom Group (Pty) Limited in South Africa (31.5%).

The closing registered customer base of the ventures in the Middle East and Africa region increased to 8,715,000 at 31 March 2002, which represents growth of 37% on the closing registered customer base at 31 March 2001.

Egypt

Vodafone Egypt is Egypt’s second largest mobile operator, and operates under the brand name Vodafone. Since its launch in November 1998, it has increased the number of customers connected to its network to approximately 1,718,000 by 31 March 2002.

In Egypt, Vodafone offers both contract and prepaid services, with prepaid customers representing approximately 87% of the customer base.

On 2 May 2002, Vivendi Telecom International notified the Group that, pursuant to a put option agreement, it is required to purchase 8,400,000 shares in Vodafone Egypt. As a result of the transaction, the Group’s interest in Vodafone Egypt will increase from 60% to 67%.

South Africa

Vodacom is South Africa’s largest mobile operator. Its customer base increased by 28% in the 2002 financial year to over 6,557,000 registered customers, of whom approximately 83% are connected to the prepaid service, Vodago.

Vodacom also has a licence to operate in Tanzania where it launched services in August 2000. During the 2002 financial year, Vodacom continued to expand into Africa and, in December 2001, formed a joint venture in the Democratic Republic of the Congo.

Kenya

Safaricom is the largest operator in Kenya, having a market share of 58% and registered customer base of 440,000 at 31 March 2002.

Mobile data services

Revenue streams from messaging data and internet data services (“data revenues”) increased 87% to £2,093 million for the 2002 financial year, and represented over 11% of service revenues in the Group’s controlled subsidiaries during the year. For the month of March 2002, data revenues as a percentage of service revenues increased to over 13%.

These results include, for the first time, a contribution from GPRS services, which have now been launched in almost all of the Group’s major markets. The Group expects that the “always-on” feature of GPRS handsets, combined with colour screens and a generally wider choice of handsets, will accelerate the take-up and usage of data services, including internet-based services.

During the 2002 financial year, the Group has amended its target for data revenues. Previously, the target was to derive between 20% and 25% of service revenues from data services by March 2004. However, due to a combination of better than expected levels of voice revenues and delays in the availability of GPRS applications and terminals, the target has been revised to achieve 20% of service revenues from data services in 2004.

Further details on the Group’s strategy and plans for the development of data services can be found in “Strategic developments – Products and services”, below.

Third generation licences and network infrastructure

The Group has secured 3G licences in all jurisdictions in which it operates and in which such licences have been awarded to date. Further details can be found in “Information on the Company – Business Overview – Business Activities –Mobile Telecommunications” above.

Cumulative expenditure on 3G licences was £13.4 billion at 31 March 2002 and was funded from the Group’s existing borrowing facilities. Most of this expenditure (£13.1 billion) occurred during the 2001 financial year. During the 2002 financial year, the Group spent £325 million on intangible fixed assets, including the acquisition of a further two 3G licences, in Greece and Australia,

Information on the Company	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	19

a GSM licence in Albania and further GSM spectrum in Greece. Vodafone expects to participate in additional 3G licence allocation procedures in other jurisdictions in which it operates. No assurances can be given that the Group will be successful in obtaining any 3G licences for which it intends to apply or bid.

The construction of 3G network infrastructure has already commenced. During the 2002 financial year, tangible capital expenditure on 3G network infrastructure amounted to less than 10% of total tangible capital expenditure. The Group presently expects to incur expenditure on 3G network infrastructure of approximately £1.8 billion in the 2003 financial year. This expenditure is expected to be financed through operating cash flows and existing borrowing facilities. The Group has entered into contracts with four key suppliers for the delivery of 3G network infrastructure.

Further details on the Group’s 3G plans can be found in “Strategic developments – Products and services” below.

Strategic developments – Products and services

The Group’s vision is to be the world’s mobile communications leader – enriching customers’ lives, helping individuals, businesses and communities be more connected in a mobile world. Its global strategy is to provide mobile voice, messaging, business, information and entertainment services to its global customer base. One of the ways in which it achieves its strategic objectives is by developing and enabling others to develop a diverse range of compelling services for customers. A comprehensive product and application roadmap governs the development of new services, and the introduction of new network enabling capabilities, which are designed to converge into a highly integrated customer experience.

During the 2002 financial year, a number of significant milestones were achieved which underpin the Group’s overall strategy for the development of voice and data-related applications. New voice services, including Eurocall, Virtual Home Environment, assisted roaming and prepaid roaming, were all successfully introduced, enabling the Group to both gain new customers in key market segments and achieve incremental revenue growth from existing customers.

The rollout of the single Vodafone brand has been significantly progressed during the year, with fourteen Group subsidiaries now operating as “Vodafone”. Subsidiaries in Italy and Japan currently running with dual brand names are expected to migrate to the single Vodafone brand within the next year. With most of the Group now operating as “Vodafone”, it is important that the Group generates and enhances global awareness of the single brand and its values. Accordingly, during the year, Vodafone’s first ever global advertising campaign, “How are you?”, was successfully launched in most of the single branded markets. This included advertising campaigns designed to support the Group’s global product strategy, targeted particularly at high value business roaming customers. To drive global brand awareness further, the Company became a principal sponsor of the Ferrari Formula One motor racing team. The Ferrari sponsorship supports our brand positioning and serves as a communications platform for increasing usage of services. It also serves as a strong focal point for internal staff programmes.

The strength of the Vodafone brand has led to partner agreements with two networks, Radiolinja, the leading private mobile operator in Finland, and Teledanmark, the leading Danish integrated operator. Under the terms of these agreements, the partner networks promote Vodafone roaming services under a dual brand to their international travellers and corporate customers.

Vodafone customers will also recognise Radiolinja and Teledanmark as trusted partners and will enjoy from them services with the same look and feel that they already receive from other Vodafone networks across Europe. The agreements also extend the Group’s global footprint without equity investment and prove the remarkable strength of the brand as well as the global service set.

With GPRS networks (or their equivalent) now open for service in all the Group’s major markets, providing an enhanced foundation for a variety of additional services previously unavailable to customers, the Group’s focus will continue to be the rolling-out of compelling applications to appeal to its global customer base. In March 2002, the Group became the first mobile operator to offer a commercial GPRS data roaming service across twelve European countries.

Products now being offered by the Group include innovations such as location based services which have been developed as a Group-wide standard. In Germany, the location based service allows customers to, access, for example, information about nightlife in their current location and has been recognised as being the best new location based service in Germany. In other parts of the Group, location based services are also being marketed as fleet management tools. New SMS-based services are now available, such as “Mplay” in Italy, offering improved “chat” and “games” functionality, with others planned for future launch following the signing of agreements with selected partners to provide premium content services via SMS. Other services also include mobile payment facilities, including credit card authorisation functionality, unified messaging, which has been launched in six European countries to date, and more generic services to allow customers to access the internet either through their handset, PDA or laptop computer.

For the corporate customer, the Group offers services that provide mobile access to corporate intranets and office-based applications at speeds typically faster than those available through standard fixed telephone lines. In the UK, Office Live promotes remote PDA based access to corporate e-mail and in America, Verizon Wireless is currently conducting trials of its next generation services which allow more secure and faster access to corporate intranets. Similar services, targeted specifically at business users, are also available in other Group networks.

Over the course of the next few months, the Group intends to build upon these new products and services by offering an extended range of applications to customers. This will include picture messaging and the availability of camera-phones in the Group’s European markets, building on the success of J-Phone Vodafone’s “sha-mail” service in Japan and camera-phones. Vodafone in Germany and Portugal are already offering initial picture messaging phones.

Vizzavi Europe Ltd is the Group’s 50%-owned joint venture with Vivendi Universal, and has been created to develop premium content such as ringtones, logos, games and other downloads for the Group’s mobile customer base.

In January 2002, a revised business and operational model was agreed, focusing on content services for the mobile customer base with a view to increasing customer usage and revenue. At 31 March 2002, Vizzavi’s registered user base was 7.5 million, compared with 0.7 million at 31 March 2001. The creation of new services and applications will also be supported by the Group’s global developer programme, “Via Vodafone”, which provides the framework for developers to create mobile applications and market them to the Group’s customer base using web-based interfaces providing access to the core network services.

20	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Information on the Company

Information on the Company continued

The development of the Group’s 3G networks is an important element of the Group’s strategy to further enhance voice and data revenue. 3G networks offer significantly increased spectrum capacity, allowing the Group to continue to grow both its customer base and also the volume of services and product functionality. 3G networks will also be more capital efficient than GSM networks, which should lead to further improvements in the Group’s capital intensity ratio, allowing for increased free cash flow generation.

A key objective is to make new services available on an end-to-end basis and implement technologies which give a consistent level of service quality across the Group’s global footprint. Accordingly, the Group has developed a technology roadmap which is setting guidelines for the optimum deployment of future network resources, complementing the newly launched GPRS data services with 3G technology. In order to achieve a successful delivery of 3G capability, a global 3G programme management organisation has been put in place. Central to this programme are the close relationships with key infrastructure suppliers. The Group has only four suppliers of 3G infrastructure to give greater focus, reduce complexity and also ensure timely delivery.

All of the services to be offered over GPRS will seamlessly function in a 3G environment, making the transition to 3G a straightforward and evolutionary step for customers. The extra capacity that 3G provides will also allow additional services to be offered such as streaming and download for video, film and other services which require the transfer of data at higher speeds, as well as video telephony and interactive gaming. In Japan, for example, J-Phone Vodafone has already extended its popular “sha-mail” service to offer a video-clip messaging service – “movie sha-mail”.

At 31 March 2002, 3G licences have been secured, or in the case of Vodafone Ireland are expected to be secured, in all the territories in which the Group operates and in which such licences have been offered. Accordingly, over the course of the next 18 months the Group intends to open for service 3G networks in its major markets, with J-Phone Vodafone expected to be the first to open in June 2002. J-Phone Vodafone’s 3G network will be compatible with international global standards, opening up seamless international roaming into and out of Japan for the first time. The Group’s main European markets are expected to follow suit later in the year. Initially, 3G networks will be opened to conduct a series of “friendly-user” trials, leading up to full-scale roll-out following completion of user product acceptance testing.

The Group’s work in relation to the development of products and services, the rollout and management of the Group’s brand and other significant commercial initiatives are increasingly managed on a global basis to secure the synergies that can be derived from the Group’s scope and scale.

The Group’s global account management team forms relationships with customers who have a significant requirement for multi-national business. The Group’s global account strategy has secured multi-national business with a broad base of customers including KPMG, Deloitte & Touche, Unilever, Chubb and Henkel. The global account strategy is enhanced by Vodafone’s commitment to use systems integrators to develop corporate solutions.

The globalisation of the Group’s network infrastructure purchasing relationships, including more than twenty operating companies in which the Group has an interest, is well advanced. Areas covered include network infrastructure, handsets, IT, interconnect and indirect expenditure. This process is yielding significant purchasing synergy benefits and provides for a co-ordinated approach to the roll-out of 3G networks and associated products and services.

Marketing and distribution

The Group engages in two forms of marketing: brand marketing designed to increase general public awareness of the Vodafone brand or other local brands – its values, products and services – and marketing specifically directed at certain distribution channels. Brand communications include sponsorships and advertising on radio, television, in general circulation newspapers, in magazines and in specialised publications.

The Company believes that the adoption of a single Vodafone brand in all markets will maximise the return from the Group’s investment in marketing and application development and will increase customer loyalty.

During the 2002 financial year, the Company has implemented its strategy to introduce the Vodafone brand into all businesses where it has control. At 31 March 2002, all subsidiaries other than those in Italy, Sweden and Japan had migrated to the single Vodafone brand. In April 2002, Sweden migrated to the single brand and in June 2002, Omnitel Vodafone will be rebranded Vodafone Omnitel. The roll-out of the brand has been progressed in a manner which also associates it with the launch of new services in Europe such as Eurocall, Virtual Home Environment, assisted roaming and prepaid roaming, enhancing the attractiveness of the Company and its operating companies to customers.

As described above under “Strategic developments – Products and services”, the Group ran a strong Vodafone awareness campaign. During the 2002 financial year, the Group became a principal sponsor of Ferrari, further promoting awareness of the brand globally, and, in September 2001, launched the Vodafone brand globally through the ‘How are you?’ campaign. It is intended that Vodafone will become one of the world’s top ten global brands. Development of mobile content is being achieved under the global brand name Vizzavi.

In addition to the Group’s initiatives to establish a global Vodafone brand, marketing is also handled on a local market basis. Customer database marketing is widely used to communicate directly and, linked with customer service, provides a strong basis for building customer relationships.

Distribution is achieved through a wide variety of channels, with different emphasis in different markets. Service providers are prevalent in some markets, although the Group’s commitment to maintaining close links to the customer has resulted in a move to acquire service providers and operate them in-house. Independent dealers are used in all markets, with own-branded stores, “store-within-stores” and kiosks becoming increasingly popular. Products and services are available directly in most markets, either via direct response advertising or over the Internet. Supermarket chains and multiple retailers are also used to achieve mass distribution of prepaid products, with top-up vouchers available in a wide selection of outlets such as petrol stations, newsagents and local stores.

In territories where the service provider model operates, marketing to third-party service providers includes maintaining a competitive tariff structure, providing technical and other training to their staff and providing financial incentives for service providers, their dealers and sales people. It also entails providing assistance on advertising campaigns and supporting the development of both specialist retail outlets and programmes with multiple retailers. Service providers receive discounts on the Group’s airtime rates for each tariff. Service providers also receive financial incentives from Vodafone related to their success in attracting new customers to the network. These comprise gross connection bonuses, airtime growth awards and other specific incentives.

Information on the Company	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	21

In the United States, Verizon Wireless offers a nationwide US footprint under a single brand, operating a common digital technology. Verizon Wireless sells its service directly to customers through its own sales force and stores, telemarketing centres and the Internet, and indirectly through arrangements with independent agents such as consumer electronic stores, specialised cellular stores, automobile dealers, department stores and other retail stores. In certain markets, mobile services are sold through resellers who, pursuant to FCC requirements, are allowed to purchase blocks of mobile telephone numbers and to access mobile services at wholesale rates for resale to the public. The costs of attracting new customers primarily consist of advertising and marketing costs, costs of direct distribution, including costs related to the company’s stores, compensation paid to independent agents or to its own sales force, and handset subsidies.

The Group’s ventures in Japan market their products and services under the J-Phone Vodafone brand and advertise to promote brand awareness. Japan’s four operators depend largely on a combination of non-exclusive and exclusive agent channels, as well as direct channels, to market their products and services.

Business activities – Non-Mobile Telecommunications

The Company’s non-mobile telecommunications businesses mainly comprise interests in Arcor, Cegetel, Vizzavi and Japan Telecom.

Arcor provides fixed network services in Germany and has retained its position as the leading private operator and the strongest competitor to Deutsche Telekom with a total market share of more than 6%, which equates to a 40% share of the total alternative German fixed-line operator market. During the 2002 financial year, Arcor saw its contract voice customer base increase by 7% to 2.4 million customers and traffic volumes increase by 30% to over 21 billion minutes. However, the effect of these increases was almost entirely offset by tariff reductions, reflecting the competitive environment.

In January 2002, the contract between Arcor and Deutsche Bahn to carve out Arcor’s railway specific telecommunication and service business into a new company was signed, and the sale of the business to Deutsche Bahn was completed in April 2002. See “Information on the Company – History and Development of the Company – Sales of businesses”, for further details.

Arcor also disposed of its point-to-multipoint business, Arctel, increased its shareholdings in three existing city carriers, ISIS, Wücom and Netcom, and concluded the integration of the o.tel.o business into its operations, focusing on the Arcor brand, with a view to realising future cost synergies.

Cegetel is the second largest fixed line operator in France. The company offers broadband services in addition to fixed line services.

Japan Telecom is the third largest fixed-line telecommunications operator in Japan, offering both voice and data services, and is the parent company of J-Phone Co., Ltd.

The fixed line operations of Japan Telecom continue to face a very competitive environment, following the lifting of restrictions on market entry. In particular, with the new carrier designation service “My-Line”, which enables customers to preselect their local or long-distance carrier, having been introduced in May 2001, maintaining market share in the consumer voice segment has been challenging. In response, Japan Telecom has been focusing on high-growth business opportunities and working to deliver innovative data products and services. Sales of IP data related services for corporate customers have been specifically targeted. Promotion of the next-generation IP network “PRISM” via optical fibres has significantly expanded Japan Telecom’s corporate customer base.

Following completion of the Group’s tender offer in October 2001, management at Japan Telecom began a corporate-wide initiative to identify and refocus Japan Telecom on its core businesses and strengths, reallocate disproportionate resources to the core operations, drive costs down in the business and implement the Group’s standards of internal control. Furthermore, to enable the company to quickly support change, the organisational structure of the company is being realigned to centre around three customer facing business units to ensure a swifter and more focused decision making process that will better serve customers. Japan Telecom also intends to further strengthen senior and mid-level management.

22	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Information on the Company

Information on the Company continued

Competition

The Group faces a high degree of competition in each of its geographic markets. As with other telecommunications operators, the Group is subject to indirect competition from providers of other telecommunications services in the domestic markets in which it operates in addition to direct competition from other current operators of mobile telecommunications services. Competitive pressures have led to reductions in tariffs, together with other retention initiatives, in order to manage the level of customer churn.

As at 31 March 2002, the Company has an investment in either the number one or number two operator in 25 out of the 28 mobile markets in which it operates, based on registered customer numbers. A summary of the Company’s competition and market share in its main markets (defined as having greater than 500,000 registered proportionate customers) is provided in the following table.

Country	Service name	Number of competitors	Names of competitors

Northern Europe

United Kingdom	Vodafone	3	O2, T-Mobile, Orange

Ireland	Vodafone	2	Digifone, Meteor

Netherlands	Vodafone	4	KPN Mobile, Telfort, Dutchtone, Ben

Sweden	Europolitan Vodafone	2	Telia, Tele2

Belgium	Proximus	2	Mobistar, KPN Orange

France	SFR	2	Bouygues Telecom, Orange

Central Europe

Germany	Vodafone	3	T-Mobil, E-Plus, Viag Interkom

Poland	Plus GSM

Switzerland	Swisscom Mobile	2	Sunrise, Orange Comms

Southern Europe

Italy	Omnitel Vodafone	3	TIM, Blu, Wind

Greece	Vodafone	2	Cosmote, Stet Hallas

Portugal	Vodafone	2	TMN, Optimus

Spain	Vodafone	2	Telefonica Moviles, Amena

Americas

United States	Verizon Wireless	5	AT&T Mobile, Cingular Mobile, Nextel Communications, Sprint PCS, Voicestream Communications

Mexico	Iusacell Digital	8	Telcel, CedeTel, Pegaso, Baja Celular Mexicana, Movitel del Norte, Telefonica Celular del Norte, Portatel del Sureste, Unefone

Asia Pacific

Australia	Vodafone	4	Telstra, Optus, Orange

Japan	J-Phone Vodafone	3	NTT DoCoMo, au, Tuka Group

Middle East and Africa

Egypt	Vodafone	1	Mobinil

South Africa	Vodacom	1	MTN

The Group expects that competition will continue from existing operators as well as from a number of new market entrants following the award of new 3G licences. Please see “Operating and Financial Review and Prospects – Trend Information” for additional information. The scope of this increased competition, and the extent of the impact on the results of operations, depends on a variety of factors, the outcome of which is currently uncertain.

Information on the Company	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	23

Regulation

The Company’s operating companies are generally subject to regulation governing the operation of their business activities in each of the countries in which they operate. Such regulation generally takes the form of industry-specific legislation covering communications services as well as competition legislation. The following section describes the regulatory framework and key regulatory developments in the European Union and selected countries in which the Group has significant interests.

European Union

New regulatory framework

In February 2002, the European Union (“EU”) adopted a revised regulatory framework for the communications sector, replacing much of the legislation first introduced when the sector was liberalised in the 1990s. The new legislative package must be implemented into national legislation by 24 July 2003.

The new regulatory framework introduces a number of important changes. In particular, it aligns some important regulatory concepts, such as the definition of those markets in which regulatory intervention may be imposed and the threshold for intervention itself, with those employed in EU competition law.

This is expected to increase the consistency of the approaches taken by National Regulatory Authorities (“NRAs”) within the EU and would impose upon them an increased obligation to analyse market conditions in detail before imposing regulatory intervention. The Significant Market Power (“SMP”) threshold for intervention will be raised from a prima facie level of 25% to accord with the legal concept of “dominance” established under EU competition law.

Under the revised Framework Directive, NRAs must analyse markets which will be specified in a European Commission Decision on market definition. Regulation can be imposed upon undertakings with SMP (either individually or collectively) in the markets as defined in the Framework Directive and / or the Commission Decision on market definition. Only in exceptional circumstances may the NRA identify markets not previously defined by the Commission Decision on market definition.

Appeal rights for undertakings are also strengthened by the introduction of a right to appeal on the merits of an NRA decision.

The practical implications of the new regulatory framework will depend upon how the Commission seeks to further interpret the application of the Directives, for example through the issue of guidelines, and how Member States and NRAs then act upon such guidance.

Roaming charges

As part of its sectoral enquiry into roaming charges, in July 2001, officials of the European Commission visited the offices of operators in the United Kingdom and Germany, including Group subsidiaries. The investigation is seeking evidence of collusion and / or excessive prices, in relation to both retail and wholesale roaming charges. The European Commission has yet to indicate how or if it may proceed in these matters.

In February 2001, certain Group operating companies notified the European Commission of the agreements between them established to support the Eurocall flat rate roaming tariff, and are in discussion with the European Commission with a view to gaining competition law clearance for those arrangements.

Northern Europe Region

United Kingdom

The UK Government has announced its intention to replace Oftel with the Office of Communications (“OFCOM”), a regulatory body which will hold broader responsibilities for media and other communications industries as well as telecommunications. Interim measures, allowing for the constitution of OFCOM and the appointment of personnel and premises, were passed by Parliament in March 2002 and the full Bill (“OFCOM Bill”) is expected to be debated in Parliament in the last quarter of 2002. Amongst the Government’s proposals are that OFCOM be run by a board rather than a single individual.

The OFCOM Bill is to be used to implement the new EU regulatory framework. It may also be used to implement certain aspects of an Independent Spectrum Management Review, which was reported in March 2002. The report’s principal recommendations were that the UK Government should introduce spectrum trading at the earliest opportunity and that administrative pricing should be applied with greater rigour to spectrum which was at the early stages of being traded, held by public institutions and/or not tradable at all. The Government will respond to the report later in 2002.

In September 2001, the Director General of Oftel concluded his review of the mobile market and, in particular, his review of charges for the termination of calls onto the networks of all mobile network operators. He concluded that the mobile market was ‘prospectively competitive’ and that the existing obligations upon Vodafone UK and MMO2, known as ‘Market Influence’ conditions, should be removed, allowing Vodafone UK and MMO2 greater commercial flexibility in dealing with independent service providers. The Director General formally lifted the Market Influence designation on 5 April 2002.

The Director General also concluded that charges of mobile operators for the termination of calls to their networks should be reduced by twelve percentage points less than the UK’s Retail Prices Index, i.e. RPI-12, for the period from the expiry of existing price caps, April 2002, until March 2006 and proposed licence modifications to all four UK operators pursuant to these proposals. Vodafone UK rejected the Director General’s proposed modifications in November 2001 and, in January 2002, the Director General confirmed that he had referred the matter to the Competition Commission, which will report by the end of 2002.

Other countries – call termination

A number of NRAs have recently considered or are considering the regulation of charges for the termination of calls to mobile networks. Existing European regulation requires that operators designated as having SMP in the national market for interconnection must offer cost-orientated charges for such services. NRAs in Belgium, France, Sweden and the Netherlands have reached decisions, or are in the process of making decisions, which are expected to result in significant reductions in termination charges.

24	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Information on the Company

Information on the Company continued

Central Europe Region

Germany

Current German telecoms regulation requires all network operators to allow interconnection of their public telecommunications networks with those of other carriers. Cost orientation of interconnection prices applies only to dominant operators on the relevant market. The Regulator of Telecommunications, (“Reg TP”), has not declared any of the four German GSM mobile network operators as market dominant in the interconnection market. In November 2001, following pressure from the European Commission, the Reg TP published a commitment in its Official Journal stating that it would use the current EU SMP test (with a 25% market trigger) for investigating market dominance. Previously, the Reg TP used a 33% market trigger as prescribed under German Competition Law. At the date of this report the Reg TP has not begun any market dominance investigation in the mobile market since this change.

Other countries

Poland and Hungary, as possible EU accession countries, are required to implement EU legislation into national law. To meet accession criteria, these countries are in the process of implementing the current EU regulatory framework. The European Commission has advised EU accession countries that they will also be required to implement the new EU regulations. The Polish NRA has postponed the required obligation to launch commercial 3G services by licenced operators by a year (i.e. not until January 2005). Hungary has made no announcements regarding the award of 3G licences.

Switzerland, although not part of the EU, is considering implementing parts of the new EU regulatory framework for the purposes of “European compatibility”. The Swiss Competition Commission is expected to investigate mobile termination charges during the course of 2002.

Southern Europe Region

Italy

Telecom Italia Mobile (“TIM”), Omnitel Vodafone, Wind Telecommunications (“WIND”), ISPE and Andala were awarded 3G licences in February 2001. The Italian Government has, since the award of the 3G licences, extended the licence duration term from fifteen to twenty years, with licences now expiring on 31 December 2021. GSM network operators are obliged, under the terms of their 3G licences, to offer GSM national roaming to the new entrant 3G operators (ISPE and Andala). Only TIM and Omnitel Vodafone, the designated SMP operators, are required to offer GSM-3G national roaming at cost-oriented pricing.

TIM and Omnitel Vodafone have been designated as operators with SMP in both the mobile and interconnection markets since 1999. Following this determination, the Autorita per la Garanzie nelle Communicazioni (“AGCOM”), established a maximum value for the mobile termination rates for TIM and Omnitel Vodafone, based on a European benchmark. Since this decision, Omnitel Vodafone and TIM have voluntarily reduced their mobile termination charges. On 20 December 2001, AGCOM directed the mobile operators to prepare a cost accounting model based on fully allocated costs for the years 1999 and 2000 as an intermediate step for the adoption of a long run incremental cost model.

The results of the cost model are expected to be used as a reference by AGCOM in its review of SMP operators’ charges. Separately, on 20 December 2001, AGCOM launched a consultation on a possible price cap mechanism for mobile termination charges of SMP operators.

Other countries

Mobile termination charges are subject to regulatory attention in other countries in the Southern Europe region. In January 2002, the Portuguese NRA issued a decision which will reduce fixed to mobile termination charges to be applied by mobile operators, and in Spain, the NRA is working on a cost-accounting model with a final decision on adjusted mobile termination charges expected in September 2002. The Greek NRA is currently carrying out an investigation on mobile termination charges with a decision expected before the end of 2002.

Both Spain and Portugal have postponed the date that 3G licensed operators are required to provide commercial 3G services until 1 June 2002 and 31 December 2002, respectively. The Romanian Government intends to award three 3G licences in June 2002.

Romania and Malta, as possible EU accession countries, are currently implementing EU legislation into national law.

Americas Region

United States

US mobile, paging and PCS licences are issued and regulated by the FCC. In addition, US mobile operations are subject to regulation in the states in which service is provided and to local regulations. States are preempted from regulating mobile, PCS and paging rates and market entry but may regulate certain other terms and conditions of service. The location and construction of mobile service facilities are also subject to state local zoning, land use and other local regulation and fees, although federal law does limit local discretion in this area.

A discussion on Verizon Wireless’ application for 1.9 GHz licences can be found under “Business Activities – Mobile Telecommunications – Geographic operations – Americas” above.

Asia Pacific Region

Japan

The Japanese market has been liberalised in stages over the last 15 years. Nippon Telegraph and Telephone Corporation (“NTT”), which was privatised in 1985, still has a leading market position within Japan. It partially demerged its mobile subsidiary, NTT DoCoMo, in 1992, and DoCoMo continues to enjoy a leading position in the mobile telecommunications service market. In 2001, the Japanese government embarked on a two-year programme of economic reform, underpinned by review obligations contained in the Telecommunications Business Law. There are a variety of regulatory and policy issues under consideration, including fixed-line interconnection charges on NTT’s networks, regulation of the mobile sector, competition guidelines, administrative arrangements and universal service. However, since the main round of consultations will not conclude until the second half of 2002, it is not yet clear how far the consultations will result in substantive changes to the regulatory environment.

Information on the Company	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	25

Other countries

The Australian Government is conducting a telecommunications review, which is intended to provide a basis for introducing a new telecommunications regulatory framework. The Government intends to introduce required legislation before the end of 2002. A new Telecommunications Act was introduced in New Zealand in December 2001. Implementation of the provisions of the Act is expected to take between twelve and eighteen months.

Middle East and Africa Region

A new Telecommunications Amendment Act was introduced in South Africa in November 2001. The Act deals with the creation of a second national fixed line operator. The Act also provides for the allocation of 1800 MHz spectrum and 3G spectrum to licensed mobile operators.

Property, plants and equipment

The Group’s principal tangible fixed assets comprise properties and equipment in respect of its mobile telecommunications network infrastructure. Network equipment includes base stations and switch equipment, which is connected by fixed microwave transmission links or fixed cable links.

The properties of the Group comprise, amongst other things, computerised mobile telephone exchanges, operator centres and ancillary commercial centres suitable for the operation of its cellular networks and related businesses, together with related accommodation, including retail premises. At 31 March 2002, the Group’s properties are either freehold or held under long-term or short-term leases with approximately 57% by value owned and approximately 25% held under leases running for 50 years or longer. The Group’s corporate head office is in Newbury, United Kingdom. The tangible fixed assets acquired by the Group during the financial year principally relate to the assets of Japan Telecom and the J-Phone Group at acquisition, mainly network infrastructure for fixed line and mobile telecommunications services, respectively.

Legal proceedings

The Company has been named as a defendant in four actions in the United States alleging personal injury, including brain cancer, from mobile phone use. Various other carriers and mobile phone manufacturers are also named as defendants. These actions are at an early stage and no accurate quantification of any losses which may arise out of the claims can therefore be made at the date of this Annual Report. The Company is not aware that the health risks alleged in such personal injury claims have been substantiated and will be vigorously defending such claims.

Save as disclosed above, the Company and its subsidiaries are not involved in any legal or arbitration proceedings (including any governmental proceedings which are pending or known to be contemplated) which are expected to have, or have had in the twelve months preceding the date of this document, a significant effect on the financial position or profitability of the Company and its subsidiaries. Descriptions of legal or arbitration proceedings included in prior Annual Reports on Form 20-F have not been updated in this Annual Report since such proceedings have not had, and management does not expect them to have, significant effects on the Group’s financial position or profitability.

26	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Information on the Company

Information on the Company continued

Five year summary of results

The selected financial data set out on the following pages should be read in conjunction with the Consolidated Financial Statements of the Company for the three years ended 31 March 2002, which appear elsewhere in this Annual Report. The consolidated financial statements of the Company for the year ended 31 March 2002, prepared in accordance with the Company’s statutory obligations under the laws of the United Kingdom (“UK”), will be delivered to the UK’s Registrar of Companies. The selected consolidated financial data for the five years ended 31 March 2002 are derived from the Consolidated Financial Statements of the Company included in this Annual Report. Merely for convenience, amounts represented below in dollars have been translated at $1.425:£1.00, the noon buying rate on 29 March 2002.

			Year ended and at 31 March (1)

		2002 (2)	2001	2000	(3)	1999	1998
	$	£	£	£		£	£
		(in millions, except per ordinary share and ADS amounts)

Consolidated Profit and Loss Account Data
UK GAAP (4)
Group turnover	32,554	22,845	15,004	7,873		3,360	2,471
Of which in respect of: continuing operations	25,564	17,940	6,637	4,498		3,302	2,408
acquisitions	6,990	4,905	8,367	3,375		58	63
Total Group operating (loss)/profit	(16,863)	(11,834)	(6,989)	798		963	686
(Loss)/profit for the financial year	(23,021)	(16,155)	(9,885)	542		594	407
Basic (loss)/earnings per ordinary share (5)	(0.33)	(0.24)	(0.16)	0.02		0.04	0.03
Diluted (loss)/earnings per ordinary share (5)	(0.34)	(0.24)	(0.16)	0.02		0.04	0.03
Adjusted basic earnings per ordinary share (5)	0.07	0.05	0.04	0.05		0.04	0.03
Basic (loss)/earnings per ADS (5)	(3.39)	(2.38)	(1.61)	0.20		0.38	0.26
Cash dividends per ordinary share (6)	0.02	0.01	0.01	0.01		0.01	0.01
Cash dividends per ADS (6)	0.21	0.15	0.14	0.13		0.13	0.11

US GAAP (4)
Group turnover	25,136	17,639	11,103	7,873		3,360	2,471
(Loss)/profit for the financial year	(23,780)	(16,688)	(7,071)	553		510	374
Basic (loss)/earnings per ordinary share (5)	(0.35)	(0.25)	(0.12)	0.02		0.03	0.02
Diluted (loss)/earnings per ordinary share (5)	(0.35)	(0.25)	(0.12)	0.02		0.03	0.02
Basic (loss)/earnings per ADS (5)	(3.50)	(2.46)	(1.15)	0.20		0.33	0.24

Consolidated Balance Sheet Data
UK GAAP (4)
Total assets	232,132	162,900	172,390	153,546		3,681	2,584
Long-term obligations	18,693	13,118	11,235	6,374		1,179	685
Shareholders’ funds	186,067	130,573	145,007	140,594		512	23
Non-equity minority interests	1,607	1,128	1,129	1,004		4	23

US GAAP (4)
Total assets	320,887	225,184	236,967	173,347		4,719	4,026
Long-term obligations	21,228	14,897	12,291	6,382		1,187	694
Shareholders’ funds	200,764	140,887	155,522	146,334		1,858	1,440
Non-equity minority interests	1,607	1,128	1,129	1,004		4	23
Other Data
Weighted average number of shares (5) – Basic		67,961	61,439	27,100		15,445	15,365
Weighted average number of shares (5) – Diluted		67,715	61,398	27,360		15,510	15,410
US dollar equivalent dividends per ordinary share(6)		$0.02	$0.02	$0.02		$0.02	$0.02

Consolidated Cash Flow Data
Operating cash flow	11,545	8,102	4,587	2,510		1,045	886
Free cash flow	3,370	2,365	(13,278)	276		22	173

Information on the Company	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	27
Notes:
(1)	Certain prior period comparative information has been restated following the adoption of FRS 19 during the period. Further details are given in note 1 to the Consolidated Financial Statements, “Basis of Consolidated Financial Statements”.
(2)	The Group’s interest in Verizon Wireless is accounted for as an associated undertaking and the results of Verizon Wireless have been included in the consolidated profit and loss account on the equity basis of accounting from 3 April 2000. The results of Mannesmann have been included in the consolidated profit and loss account from 12 April 2000. The results of Airtel, now operating as Vodafone, have been fully consolidated with effect from 29 December 2000 under UK GAAP. The results of Eircell and Japan Telecom and the J-Phone Group have been fully consolidated with effect from 14 May 2001 and 12 October 2001, respectively. Prior to the acquisition of a controlling interest, the Group’s interests in Airtel, Japan Telecom and the J-Phone Group were accounted for as associated undertakings. Japan Telecom was accounted for as a trade investment for the period up to 1 June 2001. See “Information on the Company – History and Development of the Company – Acquisitions of businesses” for further details on these transactions.
(3)	The consolidated financial statements for the year ended 31 March 2000 include the results of AirTouch from 30 June 1999.
(4)	The consolidated financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. For further details, see note 37 to the Consolidated Financial Statements, “US GAAP information”.
(5)	See note 10 to the Consolidated Financial Statements, “Earnings per share”. Adjusted basic earnings per share is calculated after adjusting for goodwill amortisation and exceptional items. It is not a recognised measure under US GAAP but is presented under UK GAAP in order to highlight underlying performance. Earnings per ADS is calculated by multiplying earnings per ordinary share by ten, the number of ordinary shares per ADS. Earnings per share and dividend information has been restated for the capitalisation (bonus) issue on 30 September 1999.
(6)	The final dividend for the year ended 31 March 2002 was proposed by the directors on 27 May 2002.

28	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Cautionary Statement Regarding Forward Looking Statements

Cautionary Statement Regarding Forward Looking Statements

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives with respect to these items. In particular, forward-looking statements include statements with respect to Vodafone’s expectations as to launch and roll-out dates for products and services, including 3G services, the expected benefits of 3G and other services and demand for such services, the rollout of a single Vodafone brand, growth in customers and usage, future performance, including revenues, ARPU, EBITDA, cash flows, costs, capital expenditures and improvements in margin, non-voice services and their revenue contribution, the effect of synergies and cost saving measures, future acquisitions, the likelihood of impairment charges, mobile penetration rates, churn, overall market trends and other trend projections.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “due”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans”, “targets”, “goal” or “estimates”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following:

•	changes in economic conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services;
•	greater than anticipated competitive activity requiring reduced pricing and/or new product offerings or resulting in higher costs of acquiring new customers, or slower customer growth or reduced customer retention;

•	the impact on capital spending from investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology;
•	the possibility that technologies, including mobile internet platforms, and services, including 3G services, will not perform according to expectations or that vendors’ performance will not meet the Group’s requirements;

•	changes in the projected growth rates of the mobile telecommunications industry;
•	the Group’s ability to implement its global branding strategy;
•	future revenue contributions of both voice and non-voice services offered by the Group;
•	lower than expected impact of GPRS, 3G and Vizzavi Europe’s partnership with the Group’s operators on future revenues;
•	the ability of the Group to harmonise mobile platforms and any delays, impediments or other problems associated with the roll-out and scope of 3G technology and services and Vizzavi services in new markets;

•	the ability of the Group to offer new services and the delivery and performance of GPRS and 3G handsets, network equipment and other key products from suppliers;
•	greater than anticipated prices of new mobile handsets;
•	the ability to realise benefits from entering into partnerships for developing data and internet services;
•	any conditions imposed in connection with regulatory approvals sought in connection with pending acquisitions and dispositions;
•	changes in the regulatory framework in which the Group operates, including possible action by the European Commission regulating rates the Group is permitted to charge;
•	the Group’s ability to develop competitive data content and services which will attract new customers and increase average usage;
•	the Group’s ability to achieve cost savings or revenue enhancements following its recent acquisitions, including Japan Telecom;
•	the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry, including legal proceedings based on alleged health consequences as a result of mobile phone usage; and

•	changes in exchange rates, including particularly the exchange rate of the pound to the euro, US dollar and the Japanese yen.
Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors”, below. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above.

Risk Factors	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	29

Risk Factors

Increased competition may reduce market share or revenues.

The Group faces intensifying competition. Competition could lead to a decrease in the rate at which the Group adds new customers and to a decrease in the size of the Group’s market share as customers choose to receive mobile services from other providers.

The focus of competition in many of the Company’s markets is shifting from customer acquisition to customer retention as the market for mobile telecommunications has become increasingly penetrated. Customer deactivations are measured by the Group’s churn rate. There can be no assurance that the Group will not experience increases in churn rates, particularly as competition intensifies. An increase in churn rates could adversely affect profitability because the Group would experience lower revenues and additional selling costs to replace customers, although such costs would have a future revenue stream to mitigate the impact.

Increased competition has also led to declines in the prices the Group charges for its mobile services and is expected to lead to further price declines in the future. Competition could also lead to an increase in the level at which the Group must provide subsidies for handsets. Additionally, the Group could face increased competition should there be an auction of additional 3G licences in jurisdictions in which a member of the Group already has a 3G licence.

Regulatory decisions and changes in the regulatory environment could adversely affect the Group’s business.

Because the Group has ventures in a large number of geographic areas, it must comply with an extensive range of requirements that regulate and supervise the licensing, construction and operation of its telecommunications networks and services. In particular, there are agencies which regulate and supervise the allocation of frequency spectrum and which monitor and enforce competition laws which apply to the mobile telecommunications industry. Decisions by regulators regarding the granting, amendment or renewal of licences, to the Group or to third parties, could adversely affect the Group’s future operations in these geographic areas. The Group cannot provide any assurances that governments in the countries in which it operates will not issue telecommunications licences to new operators whose services will compete with it. In addition, other changes in the regulatory environment concerning the use of mobile phones may lead to a reduction in the usage of mobile phones or otherwise adversely affect the Group. For instance, law enacted in New York state makes it unlawful for a person to operate a motor vehicle while using a mobile phone, unless the phone can be, and is, operated without the use of the driver’s hands. Additionally, decisions by regulators could adversely affect the pricing for services the Group offers. Further details on the regulatory framework in certain regions in which the Group operates can be found in “Business Overview – Regulation”, above.

Delays in the development of handsets and network components may hinder the deployment of new technologies.

The Group’s operations depend in part upon the successful deployment of continuously evolving mobile telecommunications technologies. The Group uses technologies from a number of vendors and makes significant capital expenditures in connection with the deployment of such technologies. There can be no assurance that technologies will be developed according to anticipated schedules, that they will perform according to expectations or that they will achieve commercial acceptance. Commercially viable 3G handsets may not be available in the timeframe required, which may delay commercial launch of 3G services. The introduction of software and other network components may also be delayed. The failure of vendor performance or technology performance to meet the Group’s expectations or the failure of a technology to achieve commercial acceptance could result in additional capital expenditures by the Group or a reduction in profitability.

The Company’s strategic objectives may be impeded by the fact that it does not have a controlling interest in some of its ventures.

Some of the Group’s interests in mobile licences are held through entities in which it is a significant but not controlling owner. Under the governing documents for some of these partnerships and corporations, certain key matters such as the approval of business plans and decisions as to the timing and amount of cash distributions require the consent of the partners. In others, these matters may be approved without the Company’s consent. The Company may enter into similar arrangements as it participates in ventures formed to pursue additional opportunities. Although the Group has not been materially constrained by the nature of its mobile ownership interests, no assurance can be given that its partners will not exercise their veto power or their controlling influence in any of the Group’s ventures in a way that will hinder the Group’s corporate objectives and reduce any anticipated cost savings or revenue enhancement resulting from these ventures.

Expected benefits from investment in networks, licences and new technology may not be realised.

The Group has made substantial investments in the acquisition of 3G licences and in its mobile networks, including the rollout of 3G networks. The Group expects to continue to make significant investments in its mobile networks due to increased usage and the need to offer new services and greater functionality afforded by 3G technology. Accordingly, the rate of the Group’s capital expenditures in future years could remain high or exceed that which it has experienced to date. The Group’s mobile telecommunications interests in Australia, Belgium, France, Germany, Greece, Italy, Japan, Malta, the Netherlands, New Zealand, Poland, Portugal, Spain, Sweden, Switzerland and the United Kingdom have been awarded licences in the auctions for 3G mobile spectrum in their respective markets. Auctions or other allocation procedures for 3G licences are also currently taking place or are planned in other countries.

30	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Risk Factors

Risk Factors continued

Please see “Business Overview – Third generation licences and network infrastructure” for more information on expenditures in connection with the acquisition of 3G licences and expected expenditure in connection with the roll-out of 3G services. There can be no assurance that the commercial launch of 3G services will proceed according to anticipated schedules or that the level of demand for 3G services will justify the cost of setting up and providing 3G services. Failure or a delay in the completion of networks and the launch of new services, or increases in the associated costs, could have a material adverse effect on the Group’s operations.

The Group may experience a decline in revenues per customer notwithstanding its efforts to increase revenues from the introduction of new services.

As part of its strategy to increase usage of its networks, the Group is planning to offer new services to its existing customers, including internet and data services accessible over mobile phones, and to increase non-voice service revenues as a percentage of total service revenue. However, the Group may not be able to introduce commercially these new services, or may experience significant delays due to problems such as the availability of new mobile handsets or higher than anticipated prices of new handsets. In addition, even if these services are introduced in accordance with expected time schedules, there is no assurance that revenues from such services will increase average revenue per customer.

The Group’s business and its ability to retain customers and attract new customers may be impaired by actual or perceived health risks associated with the transmission of radiowaves from mobile telephones, transmitters and associated equipment.

Concerns have been expressed in some countries where the Group operates, particularly the UK and the US, that the electromagnetic signals emitted by mobile telephone handsets and base stations may pose health risks at exposure levels below existing guideline levels, and interfere with the operation of electronic equipment. In addition, as described under “Legal Proceedings” above, several mobile industry participants, including the Company and Verizon Wireless, have had lawsuits filed against them alleging various health consequences as a result of mobile phone usage, including brain cancer. While the Company is not aware that such health risks have been substantiated, there can be no assurance that the actual, or perceived, risks associated with radiowave transmission will not impair its ability to retain customers and attract new customers, reduce mobile telecommunications usage or result in further litigation. In such event, because of the Group’s strategic focus on mobile telecommunications, its business and results of operations may be more adversely affected than that of other companies in the telecommunications sector.

The Group’s attempts to mitigate effects of exchange rate fluctuations may not be successful which would have a substantial impact on its revenues and costs.

Because over 87% of the Group’s total Group operating profit, before goodwill amortisation and exceptional items, comes from operations outside of the United Kingdom, principally from operations in countries of the European Union, Japan and the United States which use the euro, yen and the US dollar, respectively, as their common currency, foreign currency exchange rates, particularly, the exchange rate of pounds sterling to the euro, yen and US dollar are material to its results of operations. Although the Group attempts to mitigate in part the effect of foreign currency fluctuations through the use of foreign currency contracts and foreign currency-denominated credit arrangements, there can be no assurance that it will be successful in its foreign currency hedging efforts. If the Group does not succeed in its world-wide foreign currency hedging efforts in general and with respect to the euro, yen and US dollar in particular, its consolidated revenues and losses will be substantially affected.

Operating and Financial Review and Prospects	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	31

Operating and Financial Review and Prospects

Introduction

The following discussion is based on the Consolidated Financial Statements included elsewhere in this Annual Report. Such Consolidated Financial Statements are prepared in accordance with Generally Accepted Accounting Principles in the United Kingdom, or UK GAAP, which differ in certain significant respects from US GAAP. Reconciliations of the material differences in such Consolidated Financial Statements to US GAAP are set forth in note 37 to the Consolidated Financial Statements, “US GAAP information”.

Foreign Currency Translation

The Company publishes its Consolidated Financial Statements in pounds sterling. In this Annual Report, references to “US dollars”, “$”, “cents” or “¢” are to United States currency and references to “pounds sterling”, “£”, “pence” or “p” are to UK currency. References to “euros” or “€” are to the currency of the European Union, which, prior to 1 January 2002, was used only in “paperless” transactions. Euro banknotes and coins were issued on 1 January 2002. Merely for convenience, this Annual Report contains translations of certain pounds sterling and euro amounts into US dollars at specified rates. These translations should not be construed as representations that the pounds sterling or euro amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations of pounds sterling and euro amounts into US dollars have been made at $1.4250 per £1.00 and $0.8717 per €1.00, the noon buying rate in the City of New York for cable transfers in pounds sterling and euro amounts as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on 29 March 2002. The Noon Buying Rate on 24 May 2002 was $1.4577 per £1.00 and $0.9220 per €1.00. See “Exchange rate information“ below for information regarding the Noon Buying Rates for the financial years ended 31 March 1998 through 31 March 2002, and for the period from 1 December 2001 to 24 May 2002.

Basis of Segmental Reporting

As described under “Business Overview – Business activities – Mobile Telecommunications – Geographic operations”, following the reorganisation of the Group’s overall management structure and geographical division of operations on 1 April 2001 and 1 January 2002, the Group has adopted the following segments for the presentation of its geographical analysis of results: Europe (further sub-analysed between Northern Europe, Central Europe and Southern Europe); Americas; Asia Pacific; and Middle East and Africa. Analyses of the Group’s operating results for the twelve months ended 31 March 2001 and 31 March 2000 have been amended and comparatives have been restated. See note 3 to the Consolidated Financial Statements, “Segmental analysis”, for further details.

Critical Accounting Policies

The application of UK GAAP often requires judgements by management when formulating the Group’s accounting policies and presenting a true and fair view of the Group’s financial position and results in its Consolidated Financial Statements. Often, judgement is required in respect of items where the choice of specific policy to be followed can materially affect the reported results or net asset position of the Group, in particular through estimating either the lives or recoverability of particular assets, or in the timing of when a transaction is recognised.

The Company considers the Group’s accounting policies in respect of the accounting for goodwill and, to a lesser extent, revenue recognition to be the most critical policies and, accordingly, has provided an explanation of each below.

Goodwill

Goodwill is calculated as the surplus of cost over fair value attributed to the net assets (excluding goodwill) of subsidiary undertakings, joint ventures and associated undertakings acquired.

For acquisitions made before the adoption of FRS 10, “Goodwill and Intangible Assets”, on 1 April 1998, goodwill was written off directly to reserves. Goodwill written off directly to reserves is reinstated in the profit and loss account when the related business is sold. As at 31 March 2002, the total value of goodwill held in reserves is £1,190 million (2001: £1,193 million).

For acquisitions made after the financial year ended 31 March 1998, goodwill is capitalised and held as a foreign currency denominated asset, where applicable, and is thus subject to exchange rate fluctuations. In the event of impairment, a charge is made to the profit and loss account in the period in which the impairment occurs, with a corresponding write down in the carrying value of goodwill.

Once capitalised, goodwill is amortised on a straight-line basis over its estimated useful economic life. For goodwill related to cellular network businesses this is the shorter of the unexpired period of the licence under which the network operator provides telecommunications services or twenty-five years. For other acquisitions, including customer bases, the amortisation period for goodwill is typically between five and ten years.

At 31 March 2002, goodwill, including that attributable to the acquisition of interests in associated undertakings, amounted to £116,665 million, and represented 72% of the Group’s total assets. As a result, the choice of amortisation period is critical to the Group’s results. Applying the lives referred to in the previous paragraph has resulted in this year’s charge for amortisation amounting to £13,470 million.

Asset recoverability is also an area requiring management judgement, requiring assessment as to whether the carrying value of assets can be supported by the net present value of future cash flows derived from assets using cash flow projections, and discounting using an appropriate rate. The Group has completed a number of significant acquisitions over the three years ended 31 March 2002, generating a significant level of goodwill within the Group’s balance sheet. All goodwill was reviewed for potential impairment as at 31 March 2002 and, as a result, an impairment charge for the year of £5,100 million was made to the profit and loss account. Changing the assumptions selected by management to determine the level if any of impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could significantly affect the Group’s results. For further details on the impairment review, see note 14 to the Consolidated Financial Statements, “Impairment”.

32	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Operating and Financial Review and Prospects

Operating and Financial Review and Prospects continued

Revenue recognition

Turnover from mobile telecommunications primarily comprises amounts charged to contract customers in respect of monthly access charges, which are invoiced and recorded as part of a periodic billing cycle, and airtime usage which is recognised as the mobile services are provided. Unbilled turnover resulting from mobile services provided to contract customers from the billing cycle date to the end of each period is accrued and unearned monthly access charges relating to periods after each accounting period end are deferred. Turnover from sales of prepaid call cards is deferred until such time as the customer uses the airtime or following expiry of the card. The overriding principle followed is to match revenues with the provision of service and, accordingly, leaves little scope for subjectivity.

One further aspect of revenue recognition concerns the amounts received by the Group upon first connecting a customer to a cellular network. Such connection revenues, which may include the cost of purchase of mobile handsets and connection fees, together with any associated costs, are recognised on activation of the customer. If these revenues and costs were to be deferred over the estimated life of the customer relationship, using the methodology required under US Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”, the Group’s revenues for the 2002 and 2001 financial years would be reduced by £1,044m and £492m respectively. Profits are materially unaffected by this adjustment as a broadly equal amount of costs would also be deferred.

Basis of Consolidation

The Consolidated Financial Statements consolidate the financial statements of the Company and its subsidiary undertakings and include the Group’s share of the results of its joint ventures and associated undertakings for financial statements made up to 31 March 2002. A listing of the Group’s principal subsidiary undertakings, joint ventures and associated undertakings is given on pages 123 to 125.

The results of AirTouch, including the results of the acquired US businesses, have been consolidated from 30 June 1999, the date of completion of the merger.

The Group’s interest in Verizon Wireless, which was formed on 3 April 2000, is accounted for using equity accounting. In the year ended 31 March 2000, turnover of £2,585 million and operating losses of £100 million (after goodwill amortisation) in respect of the Group’s US businesses were fully consolidated.

The results and net assets of Mannesmann have been consolidated in the Company’s financial statements with effect from 12 April 2000, the date the acquisition was completed, following conditional European Commission consent. Businesses sold following the acquisition of Mannesmann, including Atecs Mannesmann AG, Orange plc, Mannesmann’s watches and tubes businesses, Infostrada and tele.ring, have not been consolidated in the results for the year ended 31 March 2001. See “Information on the Company – Sales of businesses” above. Up until 15 January 2002, the Group’s remaining interest in Atecs Mannesmann AG was treated as an asset held for resale.

The results and net assets of Airtel have been fully consolidated with effect from 29 December 2000. Prior to the acquisition of a controlling interest, the Group’s 21.7% interest in Airtel was accounted for as an associated undertaking within continuing operations under the equity accounting method.

The operating results and net assets of Eircell have been consolidated from 14 May 2001. The Group’s interest in Grupo Iusacell has been accounted for as an associated undertaking from 4 April 2001.

The Group’s interest in the J-Phone Group has been accounted for as an associated undertaking up to 11 October 2001. The Group’s interest in Japan Telecom has also been accounted for as an associated undertaking from 1 June 2001 to 11 October 2001. Prior to 1 June 2001, the Group’s interest in Japan Telecom was accounted for as a fixed asset investment. The results and net assets of Japan Telecom and the J-Phone Group were fully consolidated in the Group’s financial statements with effect from 12 October 2001.

Operating and Financial Review and Prospects	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	33

Operating Results

The statutory consolidated profit and loss account presented on page 74, and the accompanying notes, have been prepared on the basis required by UK GAAP and are summarised below.

			Years ended 31 March
	Continuing Operations £m	Acquisitions £m	2002 £m	2001 £m	2000 £m

Income and expense items
Turnover	17,940	4,905	22,845	15,004	7,873
Cost of sales, selling, distribution and administrative expenses
(including amortisation of goodwill)	(27,886)	(5,336)	(33,222)	(21,443)	(6,890)

Operating (loss)/profit	(9,946)	(431)	(10,377)	(6,439)	983
Share of (loss)/profit of joint ventures and associated undertakings	(889)	(568)	(1,457)	(550)	(185)

Total Group operating (loss)/profit	(10,835)	(999)	(11,834)	(6,989)	798

Total Group operating profit before goodwill amortisation
and exceptional costs	6,438	606	7,044	5,204	2,538
Amortisation of goodwill	(12,715)	(755)	(13,470)	(11,873)	(1,710)
Exceptional operating costs	(4,558)	(850)	(5,408)	(320)	(30)

	(10,835)	(999)	(11,834)	(6,989)	798

Exceptional non-operating items			(860)	80	954

Net interest expense			(845)	(1,177)	(401)

Taxation			(2,140)	(1,426)	(632)

(Loss)/profit on ordinary activities after taxation			(15,679)	(9,512)	719

(Loss)/profit for the financial year			(16,155)	(9,885)	542

Amounts for acquisitions primarily comprise the results of the J-Phone Group, Japan Telecom, Eircell, and the Group’s share of the results of Grupo Iusacell, from the date of the acquisition of these businesses to 31 March 2002.

2002 financial year compared to 2001 financial year

Turnover

The Group’s turnover increased by £7,841 million from £15,004 million for the year ended 31 March 2001 to £22,845 million for the year ended 31 March 2002, reflecting a combination of growth in turnover from existing operations, which increased £1,610 million, and a further £6,231 million in respect of businesses acquired during the 2002 financial year. Of the businesses acquired during the year, the J-Phone Group (subsequently rebranded J-Phone Vodafone), Japan Telecom and Eircell (subsequently renamed Vodafone Ireland plc) contributed £3,323 million, £1,105 million and £477 million, respectively. Airtel, which was acquired in the second half of the 2001 financial year contributed the remaining £1,326 million.

Turnover by type of activity was £20,742 million for mobile telecommunications businesses, compared with £14,051 million in the prior year, and £2,103 million for other operations, compared with £953 million in the prior year. Turnover from other operations comprises turnover relating to the Group’s interests in its fixed-line businesses, principally Arcor in Germany and Japan Telecom, and turnover from Vodafone Information Systems GmbH (formerly Vodafone Telecommerce GmbH) a German IT and data services business.

In Europe, turnover from mobile telecommunications increased from £13,021 million for the year to 31 March 2001 to £16,352 million for the year ended 31 March 2002. Included in turnover for the year ended 31 March 2002 is £1,770 million in respect of a full year’s contribution from Airtel, compared to only £444 million of turnover in the year ended 31 March 2001, being turnover from 29 December 2000, the date Airtel became a subsidiary undertaking of the Group. Previously, Airtel was accounted for as an associated undertaking.

In Northern Europe, turnover increased 20% to £5,432 million from £4,511 million in the 2001 financial year. In addition to the increase resulting from the first time inclusion of Vodafone Ireland, the growth in turnover primarily reflects increases in revenues in the United Kingdom, which grew 9% from £3,444 million to £3,763 million, as a result of increases in revenues from data services and in the proportion of higher spending contract customers. In Central Europe, turnover increased approximately 4% from £4,031 million in the 2001 financial year to £4,177 million in the 2002 financial year. Of this increase, £107 million relates to an increase in Germany, reflecting the inclusion of a first full year’s results from Vodafone Germany (formerly D2 Vodafone). Last year’s turnover included only amounts from 12 April 2000, being the date of completion of the Mannesmann acquisition. Turnover in Germany also benefited from a 5% increase in service revenues, in particular, messaging and data revenues, which

34	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Operating and Financial Review and Prospects

Operating and Financial Review and Prospects continued

grew by 18%. However, the effect of this was largely offset by reduced levels of equipment and connection revenues as a result of lower customer growth, particularly in the prepaid customer segment. In Southern Europe, turnover increased by over 50% from £4,479 million in the year ended 31 March 2001 to £6,743 million in the year ended 31 March 2002, including increases in respect of the inclusion of Vodafone Spain as referred to above. In Italy, turnover from Omnitel Vodafone increased 25% from £2,967 million to £3,711 million, principally as a result of the enlarged customer base.

Much of the growth in turnover can be attributed to the continued growth in Europe’s venture customer base in controlled businesses from 65,512,000 customers at 31 March 2001 to 98,875,000 customers at 31 March 2002. In the United Kingdom, the customer base grew 7% to stand at 13,186,000 customers and includes the effect of the action taken during the period to disconnect inactive customers, which now represent 11% of the total registered customer base compared to 12% in the previous period. Active customers are defined as customers who have made or received a chargeable event in the last three months or, where information is not available, defined as customers who have made a chargeable event in the last three months.

In Germany, Vodafone ended the period with a registered customer base of 21,489,000, representing an increase of over 2%, compared to the previous period. Growth in the customer base was restricted as, similar to the United Kingdom, steps were taken to disconnect inactive customers. As a result, inactive customers now represent 9% of the total customer base. In Italy, Omnitel Vodafone increased its registered customer base by 13% to 17,711,000, 7% of which were considered inactive at 31 March 2002. A further analysis of customer numbers can be found on page 12.

Of the total growth in the Group’s European registered customer base in controlled businesses, the contract customer base increased 14% and now represents 33% of the total, compared to 31% at 31 March 2001. In particular, in the United Kingdom, 79% of customer growth was in respect of contract customer connections. In Germany, contract customers increased 9% and now represent 43% of total customers.

The growth in the number of customers connected to prepaid tariffs experienced over the last few years has contributed to overall declines in ARPU for the year ended 31 March 2002, compared with the year ended 31 March 2001, as prepaid customers typically spend less than contract customers. However, as a result of the Group’s strategic realignment, announced in early 2001, through which the Group increased its focus on gaining and retaining higher-value customers, ARPU has begun to stabilise in the Group’s major European markets.

In the United Kingdom, both contract and prepaid ARPU stabilised during the course of the year. ARPU for the contract customer base for the twelve months to 31 March 2002 increased marginally to £555 compared to £550 for the year to 31 March 2001. This movement was in part favourably affected by Vodafone UK developing the ability to accurately allocate inbound calls to contract or prepaid customer segments during the year. ARPU for the prepaid customer base for the twelve months to 31 March 2002 declined from £156 to £118, due, in part, to the allocation of incoming revenues explained above. Both contract and prepaid ARPU also suffered dilution as a result of the migration of higher-value prepaid customers to contract tariffs. Compared to 31 March 2001, blended ARPU decreased from £306 to £276.

In Germany, both contract and prepaid ARPU declined compared to the previous year, falling from €611 to €559 and from €151 to €110, respectively. Blended ARPU decreased from €378 to €298.

In Italy, blended ARPU decreased from €378 to €345. Contract ARPU increased from €756 to €769 due to the policy of targeting high value customers, while prepaid ARPU has remained relatively stable during the year as the effect of the increased customer base was in part offset by the effect of lower revenues per minute, influenced by the voluntary reduction in fixed-to-mobile rates.

In the Americas Region, Verizon Wireless is accounted for using equity accounting and its turnover is not included in the Group’s statutory profit and loss account. In the year ended 31 March 2002, the Group’s proportionate share of Verizon Wireless’s turnover amounted to £5,602 million, compared with £5,098 million in the year ended 31 March 2001, which also included turnover from two other associated undertakings. The increase in turnover primarily reflects the increase in the customer base and average use, coupled with the effects of continued analogue to digital base migrations. Service revenue increased 19% for the year to 31 March 2002. Due to the economic slowdown in the US, net customer growth has slowed considerably from prior years. However, Verizon Wireless increased its customer base by 9% over the period, and ended the year with a registered customer base of 29,585,000, of whom 94% were on contract plans. At 31 March 2002, the Group’s proportionate share of the customer base stood at 13,081,000 customers, compared with 11,570,000 at 31 March 2001. ARPU increased from $551 to $576 for the twelve months ended 31 March 2002 as the migration to digital price plans helped to reduce the effect of competitive pressures. Roaming revenues declined in the second half of the year, principally due to the reduction of travel within and to the United States in the wake of September 11. Successful intercarrier roaming rate renegotiations have reduced both roaming revenues and roaming cost of service year on year, also contributing to the decline.

In Asia Pacific, turnover from mobile telecommunications businesses increased from £713 million for the year ended 31 March 2001 to £4,072 million for the year ended 31 March 2002. Of the total increase, £3,323 million arises from the inclusion of turnover from J-Phone Vodafone from 12 October 2001 when it became a subsidiary undertaking. Previously, J-Phone Vodafone was accounted for as an associated undertaking. During the 2002 financial year, J-Phone Vodafone continued to capture additional market share, with 2,219,000 net customer additions in the period. One of the key drivers of the recent growth, and the levels of turnover experienced, has been the success of “sha-mail”, J-Phone Vodafone’s photo-messaging service which has contributed to increases in data and SMS revenues. As a result, data and SMS revenues increased from 11% of service revenues in April 2001 to 20% for March 2002. Overall, blended ARPU declined in the period as the increased revenues that resulted from the enlarged customer base and new products and services such as sha-mail were offset by reductions in mobile to mobile connection fees.

The remaining increase of £36 million for Asia Pacific arose in the Group’s businesses in Australia and New Zealand, representing growth of 5%. During the period, the number of venture customers increased 8% to 3,241,000 as at 31 March 2002. However, blended ARPU declined compared to the previous period. Recent monthly trends indicate that ARPU is stabilising, as SMS and data revenues increase.

Operating and Financial Review and Prospects	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	35

In the Middle East and Africa Region, turnover decreased by £2 million to £306 million for the year ended 31 March 2002 as the revenues arising from the continued strong growth in the registered customer base, which increased 47% in the period from 1,171,000 at 31 March 2001 to 1,718,000 customers at 31 March 2002, were offset by the Egyptian pound’s devaluation and a weakening of the South African rand.

For the year ended 31 March 2002, turnover from other operations increased from £953 million in the year ended 31 March 2001 to £2,103 million, primarily as a result of a £1,105 million contribution from Japan Telecom following completion of the Group’s acquisition of a controlling stake in October 2001.

Mobile data revenues In the year to 31 March 2002, mobile data, including SMS, data and internet services and, for the first time, GPRS services, accounted for 11.1% of service revenues in the Company’s controlled subsidiaries, compared with 8.1% for the 2001 financial year. The 11.1% comprised 9.5% from messaging services and 1.6% from internet services. In the month of March 2002, data service revenues reached 13.5% of service revenues, an increase of 4.2% over March 2001. The increase in data revenues reflects the continued increase in SMS usage in the Group’s controlled networks helped, in part, by the launch during the period of a number of new SMS-based services including games and quizzes. Including associated undertakings and measured on a proportionate basis, mobile data for the total Group represented 8.7% of service revenues for the year and 10.3% in the month of March 2002.

The Group’s main markets of Germany, Italy, the United Kingdom and, since October 2001, Japan, all experienced increases in mobile data revenues, with SMS revenues continuing to be the principal component of these revenue streams. In J-Phone Vodafone, internet data remains the principal component due to the high proportion of J-Phone Vodafone’s customer base with internet-capable phones. Growth in J-Phone Vodafone’s data revenues were also boosted by the launch during the period of “sha-mail”. An analysis of data revenues as a percentage of total service revenues in the Group’s main markets is shown in the tables below.

	Year to 31 March 2002

Market	Messaging	Internet	Total

The United Kingdom	10.6%	1.2%	11.8%
Germany	13.9%	0.5%	14.4%
Italy	8.5%	0.2%	8.7%
Japan	5.6%	9.5%	15.1%

	March 2002 (month)

Market	Messaging	Internet	Total

The United Kingdom	12.3%	1.1%	13.4%
Germany	14.5%	0.7%	15.2%
Italy	9.5%	0.3%	9.8%
Japan	6.6%	13.2%	19.8%

Operating loss / profit and costs

The total Group operating loss of £11,834 million for the year ended 31 March 2002 compares with a total Group operating loss of £6,989 million for the year ended 31 March 2001. The results for the year ended 31 March 2002 are stated after goodwill amortisation charges of £13,470 million (2001: £11,873 million) and after charging exceptional operating costs of £5,408 million (2001: £320 million). The increase in the goodwill amortisation charge from £11,873 million to £13,470 million is primarily due to the amortisation of goodwill arising on the acquisitions made in the period, most notably the acquisitions of Eircell, Japan Telecom and the J-Phone Group, and to a full period’s charge for amortisation of goodwill in respect of the Mannesmann acquisition. These charges for goodwill amortisation do not affect the cash flows of the Group or the ability of the Company to pay dividends.

Exceptional operating costs of £5,408 million comprise impairment charges of £5,100 million in relation to the carrying value of goodwill for Arcor, Cegetel, Grupo Iusacell and Japan Telecom, and £222 million representing the Group’s share of exceptional items of its associated undertakings and joint ventures, comprising £107 million of, principally, asset write downs in J-Phone Vodafone and £115 million of reorganisation costs in Verizon Wireless and Vizzavi. A further £86 million of reorganisation costs was also incurred, principally in respect of the Group’s operations in Australia and the UK.

Before goodwill amortisation and exceptional costs, total Group operating profit increased 35% from £5,204 million for the year ended 31 March 2001 to £7,044 million for the year ended 31 March 2002 due to a combination of the first time inclusion of results from businesses acquired in the period, and organic growth in other businesses.

In accordance with accounting standards the Group regularly monitors the carrying value of its fixed assets. At the half year, the review resulted in an impairment charge of £4,750 million. A further review was undertaken at 31 March 2002 at a time when certain companies in the telecommunications sector were showing signs of deteriorating performance in difficult market conditions.

The review assessed whether the carrying value of assets was supported by the net present value of future cash flows derived from assets using cash flow projections for each asset in respect of the period to 31 March 2011.

For mobile businesses, projections reflect investment in network infrastructure to provide enhanced voice services and a platform for new data products and services, enabled by GPRS and 3G technologies, which are forecast to be significant drivers of future revenue growth. Capital expenditure is heaviest in the early years of the projections but in most countries is expected to fall to below 10% of revenues by the year ended 31 March 2008. Revenue growth is forecast from a combination of new data products and services and strong underlying voice ARPU. Data revenue is expected to increase significantly to 2006 but grow at more modest rates to 2011. Voice ARPU is forecast to benefit from new services and traffic moving from fixed networks to mobile networks and reflects the impact of price declines. Accordingly, the directors believe that it is appropriate to use projections in excess of five years as growth in cash flows for the period to 31 March 2011 is expected to exceed relevant country growth in nominal GDP.

For the years beyond 1 April 2011, forecast growth rates at nominal GDP have been assumed for mobile businesses and below nominal GDP for non mobile businesses. The discount rates for the major markets reviewed were based on company specific pre-tax weighted average cost of capital percentages and ranged from 8.8% to 11.5%.

36	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Operating and Financial Review and Prospects

Operating and Financial Review and Prospects continued

In respect of the Group’s investment in China Mobile the review assessed the carrying value against external analyst market valuations.

The results of the review indicated that, whilst no impairment charge was necessary in respect of the Group’s controlled mobile businesses, further impairment charges totalling £1,250 million were necessary in respect of non-controlled mobile and non-mobile businesses. This brings the total charge for the year to £6,000 million, as detailed below.

Company	Total charge for year ended 31 March 2002 £m

Arcor	4,000
Japan Telecom	400
Cegetel	250
Grupo Iusacell	450
China Mobile	900

6,000

The charge in respect of China Mobile is included within non-operating exceptional items.

In Europe, total Group operating profit, before goodwill amortisation and exceptional items, increased from £3,830 million for the year ended 31 March 2001 to £5,300 million for the year ended 31 March 2002. This increase includes a contribution in respect of the acquired business, Vodafone Ireland, and a full year’s consolidated results from Airtel. The remaining increase represents organic growth in the Group’s major European markets, with all reporting increases in EBITDA margins reflecting the Group’s realigned strategy to focus on cost control and margin management.

In Northern Europe, total Group operating profits, before goodwill amortisation and exceptional items, increased from £1,284 million to £1,685 million, including the increase resulting from Vodafone Ireland. Vodafone UK increased its total Group operating profit, before goodwill amortisation and exceptional costs, from £795 million to £941 million and improved EBITDA margins from 31% to 34% as it delivered a re-balancing of resources into new product development, product management and customer development activities as well as a 10% reduction in headcount.

In Central Europe, total Group operating profit, before goodwill amortisation and exceptional costs, increased 41% from £1,097 million for the year ended 31 March 2001 to £1,543 million for the year ended 31 March 2002. The majority of the increase arose in Germany, principally as a result of the increase in service revenues and reduction in equipment subsidies and lower connection commissions payable due to lower customer growth. The EBITDA margin increased ten percentage points to 45% at 31 March 2002. Results for Central Europe also benefited from inclusion of a full year’s results from Swisscom Mobile.

In Southern Europe, total Group operating profit, before goodwill amortisation and exceptional costs, increased 43% from £1,449 million for the year ended 31 March 2001 to £2,072 million for the year ended 31 March 2002, including the effect of increases resulting from the Group’s increased ownership interest in Airtel. In Italy, total Group operating profit, before goodwill amortisation and exceptional costs, increased 25%, in line with growth in turnover. At 31 March 2002, the EBITDA margin was 46%, compared with 45% at 31 March 2001.

In the Americas Region, total Group operating profit, before goodwill amortisation and exceptional costs, increased from £1,237 million for the year ended 31 March 2001 to £1,317 million for the year ended 31 March 2002. This increase reflects the profitable trading of Verizon Wireless during the period, the first time inclusion of results from Grupo Iusacell, and reduced losses in the Group’s Globalstar service provider operations in North America. The Group has entered into an agreement to sell its equity stake in its Globalstar operations. See “Business Activities – Mobile Telecommunications – Geographic operations Americas” for further details.

In the Asia Pacific Region, total Group operating profit, before goodwill and exceptional costs, increased from £205 million for the year ended 31 March 2001 to £589 million for the year ended 31 March 2002. All of the increase relates to J-Phone Vodafone and is due to a combination of organic growth in J-Phone Vodafone and as a result of J-Phone Vodafone becoming a subsidiary undertaking of the Group on 12 October 2001. Prior to 12 October 2001, J-Phone Vodafone was accounted for as an associated undertaking. Total Group operating profit, before goodwill amortisation and exceptional items, in the Group’s businesses in Australia, New Zealand and Fiji remained stable at £66 million. Vodafone Australia faced particularly challenging market conditions, with customer growth slowing from the levels experienced in previous years. To address these challenges, the business was restructured to improve operational efficiency, involving significant reductions in both capital and operating expenditure, including a 28% reduction in the workforce.

In the Middle East and Africa Region, total Group operating profit, before goodwill amortisation and exceptional costs, decreased from £213 million for the year ended 31 March 2001 to £161 million for the year ended 31 March 2002. The reduction in profit was largely attributable to the Group’s Egyptian subsidiary which experienced difficult trading conditions during the period as a result of the Egyptian pound’s devaluation.

The Group’s other operations reported an operating loss, before goodwill amortisation and exceptional items of £323 million for the year ended 31 March 2002, compared with £281 million for the year ended 31 March 2001. The results for the 2002 financial year include increased losses within Arcor, due in part to the inclusion of a full year’s results, and the first time inclusion of the statutory losses of Japan Telecom.

Consolidated costs of sales increased from £8,702 million in the year ended 31 March 2001 to £13,446 million in the year ended 31 March 2002, including £3,554 million in respect of acquisitions completed during the year, principally the acquisitions of the J-Phone Group and Japan Telecom. Costs of sales in respect of continuing operations, £9,892 million, represented 55% of turnover from continuing operations for the year ended 31 March 2002, compared with 58% for the year ended 31 March 2001.

The Group’s cost of sales consist primarily of financial incentives to service providers and dealers, payments to landline and mobile operators for delivering calls outside the Group’s networks and for providing landline or microwave links, depreciation of network infrastructure, the cost of customer equipment sold and network operating costs.

The Group’s cost of sales as a proportion of turnover decreased slightly in the 2002 financial year due primarily to the reduction in the proportion of turnover spent on equipment costs and the costs of providing financial incentives to dealers. This is discussed below.

Operating and Financial Review and Prospects	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	37

The Group’s equipment costs and cost of providing financial incentives to service providers and dealers for obtaining new customers amounted to £4,160 million, or 18.2% of turnover, for the year ended 31 March 2002, compared with £3,364 million, or 22.4% of turnover for the year ended 31 March 2001. Reflecting the Group’s realigned strategy to focus on gaining and retaining higher value customers, total acquisition costs reduced in the majority of the Group’s major markets, particularly in respect of the prepaid customer segment.

In the UK, the average cost to connect for contract customers rose slightly from £114 for the year to 31 March 2001 to £116, reflecting the impact of the increased proportion of higher value customers connected in the year. The average cost to connect for prepaid customers fell from £53 to £26 for the year to 31 March 2002, as a result of the decision to reduce distribution incentives to improve the profitability of this market segment.

In Germany, following the reduction in equipment subsidies and reduced commissions, the total average cost to connect reduced to €81, with the cost to connect for prepaid customers reducing to €24. The cost to connect for contract customers decreased to €156.

In Italy, the average cost to connect for customers, already very low, slightly declined from €37 to €35.

In Japan, total average costs to connect reduced from ¥39,047 to ¥34,145 following the reduction in acquisition incentives and equipment subsidies.

Selling and distribution costs increased to £1,457 million in the year ended 31 March 2002, compared with £1,162 million in the year ended 31 March 2001, representing 6.4% and 7.7% of turnover for each year, respectively. The £1,457 million comprises £1,196 million from continuing operations and £261 million from acquisitions, representing 6.7% of turnover from continuing operations and 5.3% of turnover from acquisitions, respectively.

Administrative expenses increased from £11,579 million for the year ended 31 March 2001 to £18,319 million in the year ended 31 March 2002. Administrative expenses include a charge for goodwill amortisation, which increased from £9,585 million for the year ended 31 March 2001 to £10,962 million, and an increase in exceptional operating costs from £176 million for the year ended 31 March 2001 to £4,486 million for the year ended 31 March 2002. Excluding amortisation charges for goodwill and exceptional operating costs, administrative expenses represented 12.6% of Group turnover for the year ended 31 March 2002, compared with 12.1% for the year ended 31 March 2001.

Profit on ordinary activities before interest

During the year ended 31 March 2002, the Group reported a loss on ordinary activities before interest of £12,694 million, compared with a loss for the year ended 31 March 2001 of £6,909 million. The principal items that resulted in the increased loss are: the increase in exceptional operating items and exceptional non-operating items, which increased from £320 million to £5,408 million and £(80)m to £860 million, respectively; the increased charge in respect of goodwill amortisation from £11,873 million to £13,470 million; partially offset by improved operating profit, before goodwill amortisation and exceptional items, which increased from £5,204 million to £7,044 million.

Exceptional non-operating items of £860 million comprise an impairment charge of £900 million in respect of the Group’s investment in China Mobile, offset by an aggregate profit of £60 million on the disposal of fixed assets, businesses and fixed asset investments, principally relating to the reduction in the Group’s interest in Vodafone-Panafon Hellenic Telecommunications Company S.A. from 55% to 51.9%, the disposal of the Group’s interest in the Korean mobile operator, Shinsegi Telecom, Inc., offset by a net loss on disposal of certain other operations. The prior year exceptional non-operating items of £80 million profit comprised of predominantly a profit on termination of a hedging instrument of £261 million offset by an impairment charge of £193 million in relation to the Group’s interests in Globalstar and Shinsegi Telecom, Inc.

Net interest payable

Total Group net interest payable, including the Group’s share of the net interest expense of joint ventures and associated undertakings, decreased from £1,177 million for the year ended 31 March 2001 to £845 million for the year ended 31 March 2002. Net interest costs in respect of the Group’s net borrowings decreased from £850 million in the year to 31 March 2001 to £503 million in the year ended 31 March 2002, reflecting the reduction in average net debt levels, primarily due to proceeds received from the disposal of assets held for resale during the second half of the 2001 financial year. The Group’s share of the net interest expense of joint ventures and associated undertakings increased from £327 million to £342 million due primarily to the inclusion of interest costs from the Group’s newly acquired interest in Grupo Iusacell.

Taxation

Following the adoption of FRS 19 during the period, the effective rate of taxation has been restated on a full provision basis for the year ended 31 March 2001 from 33.9% to 37.5%. The adoption of FRS 19 has no impact on Group cash flows. Further information on the restatement can be found on page 78.

The effective rate of taxation, before goodwill amortisation and exceptional items, for the year ended 31 March 2002 has decreased by 1.8% to 35.7%, mainly as a result of a one off German tax refund arising from the distribution of retained earnings.

Basic earnings per share

Adopting FRS 19 has also resulted in the restatement of the prior year’s earnings per share figures. Basic earnings per share, before goodwill and exceptional items, were restated from 3.75p to 3.54p per ordinary share, and basic earnings per share, after goodwill amortisation and exceptional items, were restated from a loss of 15.89p to a loss of 16.09p per ordinary share.

In respect of the 2002 financial year, basic earnings per share, before goodwill and exceptional items, increased by 45%, from 3.54p for the year ended 31 March 2001 to 5.15p as at 31 March 2002. This primarily reflects the improved operational performance of the Group, the effect of acquisitions completed in the period, partly offset by an increase in the weighted average number of ordinary shares in issue.

Basic loss per share, after goodwill and exceptional items, increased from a loss of 16.09p for the year ended 31 March 2001 to a loss per share of 23.77p for the year ended 31 March 2002. The loss per share of 23.77p includes an increase in the charge for the amortisation of goodwill from 19.32p per share, for the year ended 31 March 2001, to a charge of 19.82p per share for the year

38	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Operating and Financial Review and Prospects

Operating and Financial Review and Prospects continued

ended 31 March 2002, and an increase in the charge for exceptional items from 0.30p per share for the year ended 31 March 2001 to 9.10p per share for the year ended 31 March 2002.

2001 financial year compared to 2000 financial year

Turnover

The Group’s turnover increased from £7,873 million for the year ended 31 March 2000 to £15,004 million for the year ended 31 March 2001. This reflects strong growth in turnover from continuing operations, which increased from £5,288 million to £6,637 million, after adjusting for the results of US operations included in prior year turnover. The remaining increase in turnover includes £8,367 million in respect of acquired businesses. By type of activity, turnover for the year ended 31 March 2001 is analysed as £14,051 million for mobile telecommunications businesses (2000: £7,873 million) and £953 million for other operations (2000: £Nil), mainly fixed line telecommunications operations acquired as part of the Mannesmann transaction that were not owned by the Group in the financial year ended 31 March 2000.

Turnover from mobile telecommunications businesses in Europe, including turnover from acquisitions of £7,414 million, increased from £4,606 million for the year 31 March 2000, to £13,021 million for the year ended 31 March 2001. Included within acquisitions is turnover relating to D2 Vodafone (Germany) and Omnitel Vodafone (Italy), which became subsidiary undertakings following the acquisition of Mannesmann, and turnover for Airtel, which became a subsidiary on 29 December 2000. These businesses had previously been accounted for as associated undertakings, reflecting the Group’s ownership interests before their respective acquisitions. In the United Kingdom, turnover increased 19% to £3,444 million in 2001 from £2,901 million in the prior year, reflecting a 40% growth in the customer base and increased usage of data services, offset by the tariff reductions.

In total, Europe’s venture customer base in controlled businesses increased from 15,786,000 registered customers at 31 March 2000 to 65,512,000 registered customers at 31 March 2001. In the United Kingdom, Vodafone maintained its clear leadership with a registered customer base of 12,279,000 at 31 March 2001, representing a market share of over 28%, 1.1 million customers ahead of the nearest competitor. Included within the registered customer base were 1,499,000 inactive customers, approximately 12% of the registered base, of which 1,455,000 were prepaid customers. D2 Vodafone ended the period with a registered customer base of 20,968,000, consolidating its position as the number two operator in Germany. Of the total registered customer base, 13% were inactive. In Italy, at 31 March 2001, Omnitel Vodafone had 15,680,000 registered customers, 7% of which were considered inactive. This increase includes organic growth of 52% during the year in businesses in which the Group had a controlling interest at 31 March 2001.

Growth in prepaid services has been an important factor in explaining this result, with approximately 55.7% of Europe’s proportionate customers being connected to prepaid products at 31 March 2000 increasing to 63.4% as at 31 March 2001, over a much larger customer base. In particular, Germany saw the prepaid customer base increase significantly from 32% of the total registered customer base at 31 March 2000 to 60% as at 31 March 2001. In the United Kingdom, prepaid customers represented 65% of the total registered customer base as at 31 March 2001.

As a result of this trend towards prepaid services, and the general trend of lower tariffs across the region, average revenue per customer, or ARPU, decreased in the region’s main markets, Germany and Italy and the United Kingdom. ARPU is calculated for the twelve month period to the end of the fiscal year and excludes handset revenues and connection fees.

In D2 Vodafone in Germany, ARPU decreased from €559 for the year ended 31 March 2000 to €378 for the year ended 31 March 2001. The substantial increase in the prepaid customer base and reductions in incoming national interconnect revenues, were the principal reasons for this decrease. Excluding inactive customers, ARPU for the year amounted to €430, split between an active contract ARPU of €683 and an active prepaid ARPU of €178. Active ARPU has been calculated by adjusting registered ARPU for the proportion of active customers at 31 March 2001. In Omnitel Vodafone in Italy, an 11% decrease in ARPU to €338 was reported for the year to 31 March 2001. A reduction in fixed-to-mobile rates in February 2000 contributed significantly to this decrease. Excluding inactive customers, ARPU for the year was €364.

In the United Kingdom, ARPU for the year ended 31 March 2001 has been calculated based on total United Kingdom service revenue, consistent with other territories, whereas the calculation was formerly based on United Kingdom network service revenue only. ARPU for the contract customer base decreased from £562 for the year to 31 March 2000 to £550 for the year to 31 March 2001. Prepaid ARPU declined from £178 for the year to 31 March 2000 to £156 for the year to 31 March 2001, due primarily to the impact of lower usage customers being added to the base and the increasing numbers of inactive customers. Excluding inactive customers, contract ARPU was £556 and prepaid ARPU was £191.

Following the formation of Verizon Wireless, the Group’s US businesses have been consolidated using equity accounting and their turnover is not included in the profit and loss account. The Group’s share of the turnover of its joint ventures and associated undertakings in the United States amounted to £5,098 million in the year ended 31 March 2001. This compares with consolidated turnover of £2,585 million, and share of turnover from joint ventures totalling £362 million, in the nine months to 31 March 2000, following completion of the merger with AirTouch. The Group’s proportionate share of the customer base of US cellular operations increased from 10,553,000 as at 31 March 2000 to 11,570,000 at 31 March 2001. Verizon Wireless has focused on increasing the number of high value customers through new customer additions and migration of existing analogue customers to digital price plans and, at 31 March 2001, digital customers totalled over 60% of the customer base and generated 85% of peak-hour usage. The increase in ARPU in the Group’s US operations from $472 as at 31 March 2000 to $551 as at 31 March 2001 is due to the growth of the digital customer base and the impact of bundled minute plans. In addition, at 31 March 2001, Verizon Wireless had almost one million data customers, with the number of data customers having doubled in the second half of the year.

Turnover for the Asia Pacific region, which comprises the turnover of the Group’s subsidiary operations in Australia and New Zealand, increased by 26% from £566 million for the year ended 31 March 2000 to £713 million for the year ended 31 March 2001. The number of venture customers in these operations increased by 57% from 1,913,000 venture customers at 31 March 2000 to 3,000,000 at 31 March 2001.

Operating and Financial Review and Prospects	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	39

Turnover for the Middle East and Africa region comprises the turnover of the Group’s Egyptian subsidiary. The almost three-fold increase in turnover from £117 million for the year ended 31 March 2000 to £308 million for the year ended 31 March 2001, reflects strong customer growth in Egypt, where the customer base increased from 405,000 customers at 31 March 2000 to 1,171,000 customers at 31 March 2001.

Turnover for the Group’s other operations mainly comprises turnover relating to Arcor and Telecommerce, which has subsequently been renamed Vodafone Information Systems GmbH. Arcor is the leading wireline competitor to Deutsche Telekom in Germany and provides telecommunication services for Deutsche Bahn AG, the German railway company. By 31 March 2001, Arcor had more than 2.2 million contract voice customers and more than 16.2 billion voice and internet minutes were switched over its network in the financial year. The revenue of Arcor in the year ended 31 March 2001 reached approximately €1.6 billion. Vodafone Information Systems GmbH provides a range of activities for Group and external customers, from the maintenance of IT facilities to the development of technologies and services supporting cellular networks. The main contribution to revenue is derived from the IT-solutions business.

Mobile data revenues In the year to 31 March 2001, mobile data, including SMS, data and internet services, accounted for 8.1% of service revenues in Vodafone’s controlled subsidiaries, comprised of 7.7% for messaging and 0.4% for internet data. Data service revenues reached 9.3% of service revenues in the month of March 2001, up from 1% in the prior year. This reflects particularly strong growth in SMS usage in controlled networks, which accounted for 8.8% of service revenues in March 2001 for controlled subsidiaries. For the total Group including associates, mobile data represented 6.2% of service revenues for the year and 7.0% in March 2001, measured on a proportionate basis.

In the Group’s main markets of Germany, Italy and the United Kingdom, the growth of data revenues, mainly SMS, has resulted in revenues from data and internet services as a proportion of total service revenues increasing to 13.4%, 6.2% and 6.6%, respectively, for the year ended 31 March 2001. Data and internet revenues in Germany, Italy and the United Kingdom represented 16.2%, 7.2% and 7.6%, respectively, of service revenues in March 2001. SMS revenues were the principal component of these revenue streams and represented approximately 97% of data revenues in Germany and Italy, and over 85% of data revenues in the United Kingdom.

For J-Phone Vodafone, the Group’s associated undertaking in Japan, data revenues represented 12.9% of service revenues in March 2001. Internet data is the main component of data revenues, representing 8.2% of total service revenues. A driver of this growth in Japan is the ability to access mobile internet services using phones with an “always-on” capacity, which differentiates the service in Japan from the Group’s other main markets. Almost 62% of J-Phone Vodafone’s customers now have internet-capable phones, a higher proportion of its customer base than any other operator in Japan.

Operating profit and costs

The total Group operating loss of £6,989 million for the year ended 31 March 2001 compares with a total Group operating profit of £798 million for the year ended 31 March 2000. This is after amortisation charges for goodwill of £11,873 million (2000: £1,710 million) and charging exceptional operating costs of £320 million (2000: £30 million). Before goodwill and exceptional operating costs, total Group operating profit more than doubled from £2,538 million for the year ended 31 March 2000 to £5,204 million for the year ended 31 March 2001. The increase in the goodwill amortisation charge from £1,710 million for the year ended 31 March 2000 to £11,873 million for the year ended 31 March 2001 is primarily due to amortisation of the goodwill arising from the acquisition of Mannesmann, provisionally calculated to be £83 billion, goodwill on formation of the Verizon Wireless partnership and a full year’s amortisation charge for goodwill relating to the acquired AirTouch operations (excluding US businesses contributed to Verizon Wireless). These charges for goodwill amortisation have not affected the cash flows of the Group.

Exceptional operating costs of £320 million primarily comprise impairment charges of £91 million in relation to the carrying value of certain assets within the Group’s Globalstar service provider businesses described below, exceptional reorganisation costs of £85 million relating to the restructuring of the Group’s operations in Germany and the US, and £141 million in relation to the Group’s share of the restructuring costs incurred by Verizon Wireless.

In Europe, total Group operating profit, before goodwill amortisation and exceptional items, increased from £1,661 million in the year ended 31 March 2000 to £3,830 million in the year ended 31 March 2001, including operating profit from acquisitions of £2,300 million. This increase primarily reflects the rapid growth in customer numbers in all major markets, the acquisition of Mannesmann, the Group’s increased shareholding in Airtel and the acquisition of a 25% equity interest in Swisscom Mobile. In Germany, connection and marketing costs associated with the near doubling of the customer base lowered the margin on earnings before interest, tax, depreciation and amortisation, or EBITDA, of D2 Vodafone by six percentage points to 35%. This represents an improvement on the 30% margin reported in the first half of the financial year, partly due to the implementation of changes to commercial policies as D2 Vodafone focused on maximising economic returns rather than continuing to increase the size of its customer base. In Italy, which has much lower equipment subsidies, customer growth of 40% during the year contributed to an EBITDA margin of 45%, an increase of three percentage points over last year. In the United Kingdom, total operating profit before goodwill amortisation increased 13% from £706 million for the year ended 31 March 2000 to £795 million for the year ended 31 March 2001. The percentage growth in operating profit was less than the percentage increase in turnover as increased usage was offset by connection costs on customer growth and tariff reductions. In the rest of the Europe region, strong operating results were reported throughout, with particularly strong improvements in profit margins in the Group’s subsidiaries in Greece, the Netherlands and Spain.

In the United States, total Group operating profit, before goodwill amortisation and exceptional costs, increased from £541 million during the year to 31 March 2000 to £1,237 million for the year ended 31 March 2001. This reflects the inclusion of the results of US operations for a full twelve month period, the profitable trading of Verizon Wireless during the year, as the business has focused on gaining high value customers through new customer additions and the migration of existing analogue customers to digital price plans, offset by the costs of migrating US customers from analogue to digital networks.

Total Group operating profit, before goodwill amortisation, for the Asia Pacific region increased by £17 million, from £188 million for the year ended 31 March 2000 to £205 million for the year ended 31 March 2001. This increase reflects

40	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Operating and Financial Review and Prospects

Operating and Financial Review and Prospects continued

organic growth in Australia, New Zealand and Fiji, and the Group’s share of the results of its associated undertakings in Japan. Japan’s cellular market remained robust as mobile services continued to expand, with the number of mobile phone users increasing by 19% year on year. J-Phone Vodafone added 1,859,000 new customers during the year, increasing its customer base by 23% to 9,966,000 at 31 March 2001, representing a market share of approximately 16%. Almost 6,200,000 (62%) of its customers now have internet-capable phones, a higher proportion of its customer base than any other operator in Japan. A combination of competitor activity and the Japanese consumers’ appetite for internet-access phones resulted in a substantial increase in customer upgrade and connection costs compared with the previous year, leading to a decrease in J-Phone Vodafone’s EBITDA margin in the year.

In the Middle East and Africa region, total Group operating profit, before goodwill amortisation, increased from £148 million for the year ended 31 March 2000 to £213 million for the year ended 31 March 2001. This profit growth is attributable to strong operating results in both the Group’s subsidiary in Egypt and associated undertaking in South Africa.

The Group’s other operations reported an operating loss, before goodwill and exceptional items, of £281 million. This includes the results of Arcor, which is EBITDA positive, Telecommerce, the Group’s share of the start-up losses incurred by Vizzavi Europe, a 50% owned multi-access consumer portal joint venture with Vivendi Universal, and the Group’s share of the results of Cegetel, the second largest fixed line operator in France in which Vodafone has a 15% stake.

Consolidated cost of sales increased from £4,359 million in the year ended 31 March 2000 to £8,702 million in the year ended 31 March 2001, including £4,851 million in respect of acquisitions completed in the year. Cost of sales for continuing operations represented 58.0% of turnover for the year ended 31 March 2001, an increase from 55.4% for the year ended 31 March 2000. The Group’s cost of sales as a proportion of turnover increased in the year ended 31 March 2001 due primarily to increases in the level of equipment costs, depreciation of the network infrastructure and payments of financial incentives in relation to the increase in customer connections.

The Group’s equipment costs and cost of providing financial incentives to service providers and dealers for obtaining new customers amounted to £1,853 million, or 23.5% of turnover, for the year ended 31 March 2000, compared with £3,364 million, or 22.4% of turnover for the year ended 31 March 2001. In Germany, the significant customer growth in a highly competitive market resulted in a substantial increase in total customer acquisition costs, although blended cost to connect per customer remained largely unchanged at €116. Customer churn was 11%, a decrease of four percentage points from the prior year. In Italy, net connection costs stabilised at €37 per customer for the year to 31 March 2001 despite growing competitive pressures. Churn increased slightly from 13% for the year ended 31 March 2000 to 14% for the year ended 31 March 2001. The Italian market is characterised by a high level of prepaid product and relatively low ARPU, with customer acquisition costs and churn also being low in comparison with other major markets in Europe. In the United Kingdom, cost to connect for contract customers increased from £94 for the year ended 31 March 2000 to £121 for the year to 31 March 2001, reflecting the competitive market and the connection of higher value customers in the period. Prepaid cost to connect in the United Kingdom for the year to 31 March 2001 was £56 compared with £50 for the year ended 31 March 2000, reflecting competitive pressures. In the United Kingdom, Vodafone announced significant reductions in distribution incentives for prepaid products in order to improve the profitability of this market segment.

Selling and distribution costs increased from £869 million in the year ended 31 March 2000 to £1,162 million in the year ended 31 March 2001, representing 11.0% and 7.7% of turnover for each year, respectively. Selling and distribution costs as a proportion of turnover for the Group’s continuing operations was 7.4% in the 2001 financial year, compared with 8.0% for acquisitions. In the 2000 financial year, selling and distribution costs for acquisitions were 16.7% of turnover, resulting in an increase in the aggregate proportion of these costs to 11.0% of turnover. The percentage result for acquisitions in 2000 reflects the higher connection costs incurred by the US operations acquired through the merger with AirTouch, which are not consolidated in the results for the 2001 financial year following the formation of Verizon Wireless.

Administrative expenses increased from £1,664 million for the year ended 31 March 2000 to £11,579 million in the year ended 31 March 2001. Administrative expenses include a charge for goodwill amortisation increasing from £674 million for the year ended 31 March 2000 to £9,585 million for the year ended 31 March 2001, relating to the consolidation of subsidiary undertakings, and an increase in exceptional operating costs from £30 million for the year ended 31 March 2000 to £176 million for the year ended 31 March 2001. Excluding amortisation charges for goodwill and exceptional operating costs, administrative expenses represented 12.1% of Group turnover for the year ended 31 March 2001, compared with 12.2% for the year ended 31 March 2000.

Profit on ordinary activities before interest

During the year ended 31 March 2001, the Group reported a loss on ordinary activities before interest of £6,909 million, compared with a profit for the year ended 31 March 2000 of £1,752 million. The items having the most significant impact on this result were the increase, before goodwill amortisation and exceptional items, in total Group operating profit from £2,538 million for the year ended 31 March 2000 to £5,204 million for the year ended 31 March 2001, including £2,087 million from acquisitions, offset by an increase in the charge for the amortisation of goodwill from £1,710 million for the year ended 31 March 2000 to £11,873 million for the year ended 31 March 2001, including amortisation of goodwill attributed to joint ventures and associated undertakings, an increase in exceptional operating costs from £30 million for the year to 31 March 2000 to £320 million for the year to 31 March 2001 and a decrease in the profit from exceptional non-operating items from £954 million in the year ended 31 March 2000 to £80 million for the year ended 31 March 2001. The exceptional, non-operating profit of £954 million in the year ended 31 March 2000, arose mainly from the disposal of the Group’s interest in E-Plus Mobilfunk, as described below.

The increase in the charge for the amortisation of goodwill in the year ended 31 March 2001 reflects the increase in the net book value of capitalised goodwill, including amounts attributed to joint ventures and associated undertakings, from £40,453 million at 31 March 2000 to £125,808 million at 31 March 2001. This includes goodwill, before amortisation charges, of £83,028 million arising on the acquisition of Mannesmann during the year ended 31 March 2001.

Operating and Financial Review and Prospects	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	41

Exceptional non-operating items of £80 million in the year ended 31 March 2001 are analysed below.

£m

Profit on termination of hedging instrument	261
Impairment of fixed asset investments	(193)
Profit on disposal of fixed assets	6
Profit on disposal of fixed asset investments	6

80

The profit on termination of the hedging instrument arose in March 2001 upon the settlement of a hedging transaction entered into by the Group in February 2001, in order to obtain protection against an adverse market-related price adjustment included in the original terms of the agreement for the sale of Infostrada. This hedging transaction terminated with cash proceeds to the Group of approximately €410 million.

The impairments of fixed asset investments relate to the write-down of the value of the Group’s investments in Globalstar and Shinsegi Telecom, Inc. At 31 March 2001, the Group had an approximate 7.8% interest in the Globalstar partnership, a consortium of leading telecommunications companies established to develop, through a constellation of 48 low-earth orbiting satellites, a cellular telephone service for remote locations not covered by existing mobile communications infrastructures. The Group has the exclusive rights to provide Globalstar service in certain territories. At 31 March 2001 the Group had an 11.7% interest in Shinsegi Telecom Inc., which operates wireless telecommunications services in South Korea. This interest was acquired through the merger with AirTouch.

Net interest payable

Total Group net interest payable, including the Group’s share of the net interest expense of joint ventures and associated undertakings, increased from £401 million for the year ended 31 March 2000 to £1,177 million for the year ended 31 March 2001. Net interest costs in respect of the Group’s net borrowings increased from £333 million (before exceptional finance costs of £17 million) in the year to 31 March 2000 to £850 million for the year ended 3 1 March 2001. The increase includes interest on Mannesmann’s debt of £12,551 million, which was assumed at acquisition on 12 April 2000.

Taxation

Following the adoption of FRS 19, the effective rate of taxation has been restated on a full provision basis for the year ended 31 March 2000 from 32.5% to 30.0%, and from 33.9% to 37.5% for the year ended 31 March 2001. The adoption of FRS 19 has no impact on Group cash flows. Further information on the restatement can be found on page 78.

The 7.5% increase in the effective tax rate in 2001 is primarily the result of the integration of the Mannesmann businesses into the Group’s result. The results of the Mannesmann businesses have been consolidated since the completion of the acquisition of Mannesmann on 12 April 2000.

Basic earnings per share

Basic earnings per share, before goodwill and exceptional items, decreased by 28%, from 4.90p for the year ended 31 March 2000 to 3.54p as at 31 March 2001, primarily reflecting the dilution arising from the issue of new shares in connection with the Mannesmann acquisition.

Basic earnings per share, after goodwill and exceptional items, fell from 2.00p as at 31 March 2000 to a loss per share of 16.09p for the year ended 31 March 2001. The loss per share of 16.09p includes an increase in the charge for the amortisation of goodwill from 6.31p per share, for the year ended 31 March 2000, to a charge of 19.32p per share for the year ended 31 March 2001.

Balance sheet

Total fixed assets decreased from £154,208 million as at 31 March 2001 to £153,462 million at 31 March 2002.

Other fixed asset investments at 31 March 2002 totalled £1,407 million (2001: £2,955 million), and include the Group’s equity interest in China Mobile. Amounts for 2001 also include the Group’s equity interest in Japan Telecom which became a subsidiary undertaking during the 2002 financial year.

Tangible fixed assets increased from £10,586 million at 31 March 2001 to £18,541 million at 31 March 2002, of which network infrastructure assets of £16,372 million (2001: £7,770 million) represented approximately 88% (2001: 73%) of the total. Additions to network infrastructure in the year, excluding acquisitions, totalled £3,305 million. The fair value of assets acquired as part of acquisitions of businesses, most notably the J-Phone Group and Japan Telecom, amounts to £7,725 million.

Current asset investments with an aggregate value of £1,792 million primarily comprise liquid investments with a value of £1,789 million.

Equity shareholders’ funds

Total equity shareholders’ funds decreased from £145,007 million at 31 March 2001 to £130,573 million at 31 March 2002. The decrease comprises the loss for the period of £16,155 million (which includes goodwill amortisation of £13,470 million and net exceptional charges of £6,268 million), dividends of £1,025 million, net currency translation losses of £2,263 million and a £978 million reduction in amounts in relation to shares to be issued as consideration for the acquisition of an interest in Swisscom Mobile which was settled in cash. This was offset by the issue of new share capital of £5,984 million, primarily in relation to the acquisition of Eircell and the £3.5 billion share placing during the year.

Dividends

The table on the following page sets out the amounts of interim, final and total cash dividends paid and proposed in respect of each fiscal year indicated both in pounds sterling per ordinary share and translated, solely for convenience, into US dollars per ordinary share at the Noon Buying Rate on each of the respective payment dates for such interim and final dividends, in both cases, where relevant, net of the associated Advance Corporation Tax.

42	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Operating and Financial Review and Prospects

Operating and Financial Review and Prospects continued

	Pounds per ordinary share					Translated into US dollars per ordinary share

Year ended March 31	Interim		Final		Total	Interim		Final	Total

1998	0.005		0.006		0.011	0.009		0.009	0.018
1999	0.013	*	–		0.013	0.020	*	–	0.020
2000	0.006		0.007		0.013	0.010		0.010	0.020
2001	0.007		0.007		0.014	0.010		0.010	0.020
2002	0.007		0.008	**	0.015	0.010		***	***

*	In 1999 there were two interim dividends, the first of £0.006 per ordinary share and the second of £0.007 per ordinary share. There was no final dividend.
**	The final dividend for the year was proposed on 27 May 2002 payable on 9 August 2002 to holders of record as of 7 June 2002.
***	The final dividend will be payable in US dollars to ADS holders under the terms of the deposit agreement.

The Company has historically paid, and its directors expect that the Company will continue to pay, dividends semi-annually, with the regular interim dividend with respect to the first six months of the Company’s financial year payable in February and the regular final dividend with respect to the second six months of the Company’s financial year payable in August.

In considering the level of dividend to declare and recommend, the Board takes account of the outlook for earnings growth, operating cash flow generation, capital expenditure requirements and the possibilities for debt reductions and share buy-backs. In the current circumstances, the Board believes a 5% increase in the dividend to be appropriate and accordingly it has proposed a final dividend of 0.7497 pence per share, bringing the total for the year to 1.4721 pence per share.

Inflation

Inflation has not had a significant effect on the Group’s results of operations and financial condition during the three years ended 31 March 2002.

Exchange rate information

Due to the wide diversity of the Group’s foreign currency investments, movements in exchange rates had no material impact on the total Group operating (loss)/profit, before goodwill amortisation, in any of the three years ended 31 March 2002. The effect of translating the results of overseas subsidiaries, joint ventures and associated undertakings at exchange rates prevailing in the year ended 31 March 2001, would have been to increase total Group operating profit, before goodwill amortisation and exceptional items, for the year ended 31 March 2002 by £52 million.

Retranslating the goodwill amortisation charge for the year ended 31 March 2002 at the average exchange rates applicable for the year ended 31 March 2001 would have increased the charge by £15 million to £13,485 million, with a corresponding increase in total Group operating loss.

Cash dividends, if any, will be paid by the Company in respect of ordinary shares in pounds sterling, and exchange rate fluctuations will affect the US dollar amounts received by holders of ADSs on conversion by the ADS Depositary of all such cash dividends paid. Moreover, fluctuations in the exchange rate between pounds sterling and the US dollar will affect the US dollar equivalent of the pound sterling price of the ordinary shares on The London Stock Exchange and, as a result, will affect the market price of the ADSs in the United States.

The following table sets out, for the periods and dates indicated, the period end, average, high and low Noon Buying Rates for pounds sterling expressed in US dollars per £1.00, to two decimal places.

Years ended 31 March	Period end	Average(1)	High	Low

1998	1.68	1.65	1.70	1.58
1999	1.60	1.65	1.72	1.60
2000	1.59	1.61	1.68	1.55
2001	1.42	1.47	1.60	1.40
2002	1.42	1.43	1.48	1.37

Month	High	Low

December 2001	1.46	1.42
January 2002	1.45	1.41
February 2002	1.43	1.41
March 2002	1.43	1.41
April 2002	1.46	1.43
May 2002(2)	1.47	1.45

Notes:
(1)	The average of the Noon Buying Rates on the last day of each full month during the period.
(2)	In respect of May 2002, for the period from 1 May to 24 May 2002, inclusive. The Noon Buying Rate was $1.4577 per £1.00 on 24 May 2002.

The following table sets out the average exchange rates of other principal currencies of the Group.

	Year to 31 March		Change
Currency	2002	2001	%

Euro	1.63	1.63	–
Japanese yen	179.4	163.8	9.5

Accounting principles

The Consolidated Financial Statements in respect of the year ended 31 March 2002 comply with FRS 19, “Deferred tax”, issued by the Accounting Standards Board in the United Kingdom in December 2000 and first effective for the Group in the year ended 31 March 2002. Deferred taxation is now stated on a full liability basis in accordance with FRS 19 and comparative financial information has been restated as necessary. The impact of adopting FRS 19 was to increase the tax charge for the year ended 31 March 2002 and the year ended 31 March 2001 by £521 million and £136 million, respectively, and to reduce the tax charge for the year ended 31 March 2000 by £53 million. In accordance with

Operating and Financial Review and Prospects	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	43

FRS 19, goodwill in respect of certain past acquisitions has been restated which resulted in the charge for the amortisation of goodwill for the year ended 31 March 2002, the year ended 31 March 2001 and the year ended 31 March 2000, reducing by £9 million, £9 million and £2 million, respectively. Equity shareholders’ funds were also restated, resulting in a reduction of £386 million and £239 million as at 31 March 2001 and 31 March 2000, respectively.

FRS 17, “Retirement benefits”, replaces SSAP 24, “Accounting for Pension Costs”, and changes existing accounting and disclosure requirements for defined benefit pension schemes. Although transitional rules apply, when fully implemented the principal changes will be the inclusion of pension scheme surpluses or deficits on the balance sheet, analysis of components of the pension charge between operating profit and net interest and the reporting of actuarial gains and losses in the statement of total recognised gains and losses. It is not anticipated that these changes will have a material effect on the Group’s results or balance sheet. Disclosures required by FRS 17 can be found in note 34 to the Consolidated Financial Statements, “Pensions”.

US GAAP reconciliation

The principal differences between US GAAP and UK GAAP, as they relate to the Company’s Consolidated Financial Statements, are the non-consolidation of certain subsidiary undertakings, the timing of the recognition of connection revenues and expenses, methods of accounting for goodwill for acquisitions completed before 31 March 1998, and after 30 June 2001, the determination of the fair value of the share consideration as a component of the purchase price of acquisitions, thereby affecting the calculation of goodwill, completed after 31 March 1998, the accounting for certain reorganisation costs in the purchase price allocation, capitalisation of interest, the treatment of deferred taxation, the recognition of tax benefits on the exercise of share options and the treatment of dividends declared or proposed after the year end by the Board of directors.

In the year to 31 March 2002, revenues under US GAAP were £17,639 million compared with revenues under UK GAAP of £22,845 million. In the year to 31 March 2001, revenues under US GAAP were £11,103 million compared with revenues under UK GAAP of £15,004 million. The difference in both periods relates primarily to the non-consolidation of subsidiaries, being Omnitel and Airtel until 29 June 2001, the date of completion of the Group’s acquisition of a further 17.8% shareholding in Airtel, following which Airtel was fully consolidated under both US GAAP and UK GAAP. For both subsidiary undertakings, the existence of significant participating rights of minority shareholders has required the equity method of accounting to be adopted under US GAAP rather than the full consolidation of results under UK GAAP. This has not affected the net income of the Group.

Net loss under US GAAP for the year to 31 March 2002 was £16,688 million, including a £17 million credit arising on a change in accounting principle following the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 133. This compares with a net loss for the year of £16,155 million under UK GAAP. In the year ended 31 March 2001, the net loss under US GAAP of £7,071 million compared with a net loss under UK GAAP of £9,885 million. In both financial years, the most significant adjustments giving rise to these differences were the amortisation of goodwill and other intangible assets and the adjustment for deferred taxation. In the year to 31 March 2002, the higher charge for the amortisation of goodwill and other intangibles under US GAAP of £9,719 million (2001: £5,302 million) was offset by a credit for income taxes, primarily deferred tax, of £7,627 million (2001: £7,847 million). Additionally, an adjustment of £387 million (2001: £365 million) was made for the capitalisation of interest under US GAAP in respect of purchased 3G licences.

In July 2001, the United States Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 requires that all business combinations completed after 30 June 2001 be accounted for using the purchase method and requires the separate recognition of intangible assets where they meet one of two criteria – the contractual-legal criterion or the separability criterion. SFAS No. 141 is not anticipated to have a significant impact on the Group’s existing accounting policies under US GAAP. SFAS No. 142 requires that goodwill and other intangible assets with indefinite lives should not be amortised in the consolidated financial statements but be reviewed at least annually for impairment at the reporting unit level. SFAS No. 142 is effective for financial years beginning after 15 December 2001 and, accordingly, becomes effective for Vodafone in the financial year beginning 1 April 2002. However, certain provisions of SFAS No. 142, including the non-amortisation of goodwill and other intangible assets with indefinite lives, should be adopted earlier and applied in respect of acquisitions completed after 30 June 2001. The Group has adopted these provisions in its US GAAP results for the year ended 31 March 2002, the impact of which is to increase US GAAP net income by £6m. In respect of the Group’s results for the year ending 31 March 2003, the adoption of SFAS 142 is likely to have a material effect on the Group’s financial position and results under US GAAP, as goodwill is no longer amortised, and is estimated to increase US GAAP income by between £900m and £1,100m.

In accordance with the requirements of SFAS No. 142, the Group is currently in the process of undertaking an impairment review, effective 1 April 2002.

For a further explanation of the differences between UK GAAP and US GAAP, including a summary of the impact of recently issued US accounting standards, see note 37 to the Consolidated Financial Statements, “US GAAP information”.

Liquidity and Capital Resources

Cash flows and funding

The major sources of Group liquidity over the three years ended 31 March 2002 have been cash generated from operations, borrowings through long term and short term issuance in the capital markets, borrowings drawn from committed bank facilities, monetisation of assets, asset disposals and the proceeds from a share issuance. The Group does not use off-balance sheet special purpose entities as a source of liquidity or for other financing purposes.

The Group’s key sources of liquidity for the foreseeable future are likely to be cash generated from operations and borrowings through long term and short term issuances in the capital markets as well as committed bank facilities. The Group’s liquidity and working capital may be affected by a material decrease in cash flow from operations due to factors such as increased competition, delays in development of new services and networks, or inability to receive expected revenues from the introduction of new services. See “Risk Factors”, above.

44	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Operating and Financial Review and Prospects

Operating and Financial Review and Prospects continued

During the year ended 31 March 2002, the Group generated £2,365 million of free cash flow. This comprised £8,102 million in cash from operating activities, representing a 77% increase over that of the year ended 31 March 2001, plus dividends from joint ventures and associated undertakings of £139 million and dividends from other investments of £2 million, partially offset by payments of £545 million in respect of taxation, £854 million of interest on Group debt, £84 million of dividends paid to minority shareholders in subsidiary undertakings and net capital expenditure of £4,395 million in respect of intangible and tangible fixed assets.

The significant decrease in net cash outflow for capital expenditure and financial investment from £19,011 million in the prior period to £4,447 million in the year ended 31 March 2002 was due primarily to a reduction in the amount spent on the acquisition of 3G network licences as the Group had acquired 3G licences in the majority of its major markets by the beginning of the current financial year. During the year ended 31 March 2002, £325 million was spent in respect of 3G licences in Greece, Spain and Australia, a GSM licence in Albania and additional GSM spectrum in Greece.

The Group’s expenditure on tangible fixed assets increased by £447 million to £4,145 million during the period, including approximately £780 million spent in Japan and £790 million in Germany to increase network capacity.

The Group expects to spend approximately £6.0 billion on tangible fixed assets in each of the next two financial years and reduced amounts thereafter. Incremental expenditure on 3G infrastructure in the 2003 financial year is expected to represent approximately 30% of total capital expenditure.

Net cash outflow from acquisitions and disposals of £7,691 million arose primarily in respect of the acquisitions of additional stakes in Japan Telecom, the J-Phone Group and Airtel and the purchase of a 34.5% interest in Grupo Iusacell, all of which are described in more detail under “Information on the Company – History and Development of the Company – Acquisitions of businesses” above, and additional cash paid in connection with the acquisition of a 25% interest in Swisscom Mobile, offset by amounts received on the monetisation of the France Telecom receivable, both described in the table below.

The following table presents, in chronological order, a summary of significant business transactions in the twelve month period from 1 April 2001 to 31 March 2002, and shows their impact on the Group’s consolidated net debt position, which increased from £6,722 million at 31 March 2001 to £12,034 million at 31 March 2002, representing approximately 14% of the Group’s market capitalisation at 31 March 2002. This compares with 5.4% as at 31 March 2001. Solely for convenience, the amounts presented have been translated into US dollars and pounds sterling at actual rates for dollar denominated transactions or, otherwise, at the respective exchange rates on 29 March 2002.

			Impact on net debt
Date:	Event:	£bn		$bn

4 April 2001	Acquisition of 34.5% interest in Grupo Iusacell.	0.7		1.0
12 April 2001	Second tranche payment to acquire 15% stake in Japan Telecom from West Japan Railway Company and Central Japan Railway Company.	0.8		1.1
19 April 2001	Monetisation of remaining €4.9 billion cash receipt due to be received from France Telecom in respect of the repurchase of France Telecom shares which had been received in part consideration for the trade sale of Orange.	(2.9)		(4.2)
27 April 2001	Purchase of additional 10% stake in Japan Telecom from AT&T.	0.9		1.3
8 May 2001	Issue of 1.825 billion new ordinary shares at 194 pence per share.	(3.5)		(5.0)
June and July 2001	Acquisition of BT’s interests in Japan Telecom and the J-Phone Group.	3.7		5.3
29 June 2001	Purchase of BT’s interests in Airtel Móvil, S.A.	1.1		1.6
27 September 2001	Payment of second tranche of consideration in respect of the acquisition of a 25% interest in Swisscom Mobile.	1.0		1.4
12 October 2001	Completion of the Group’s tender offer for an additional 21.7% interest in Japan Telecom.
	Cash consideration plus consolidation of Japan Telecom and J-Phone’s debt.	7.3		10.4
4 March 2002	Disposal of remaining interest in Atecs Mannesmann AG.	(2.2)		(3.1)
26 March 2002	Payment from Deutsche Bahn in connection with the sale of Arcor DB Telematik GmbH.	(0.7)		(1.0)

Operating and Financial Review and Prospects	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	45

A further analysis of net debt, including a full maturity analysis, can be found in note 31 to the Consolidated Financial Statements, “Analysis of net debt”.

The Group remains committed to maintaining a strong financial position as demonstrated by its credit ratings of P-1/F1/A-1 short-term and A2/A/A long term from Moody’s, Fitch Ratings and Standard and Poor’s, respectively.

The Group’s credit ratings enable it to have access to a wide range of debt finance including commercial paper, bonds and committed bank facilities. The Group has dollar and euro commercial paper programmes for $15 billion and £2 billion, respectively, which are used to meet short-term liquidity requirements. The commercial paper facilities are backed by a $13.7 billion committed bank facility which expires on 26 June 2002, with a one year term-out option. The Group also has approximately £11.6 billion (pounds sterling equivalent) of capital market debt in issue, with maturities from July 2002 to February 2030.

The following table provides both a summary of the Group’s bond issues, each of which have been undertaken since 1 April 2001 for general corporate purposes, including working capital, and a summary of committed bank facilities currently available to the Group.

Bond Issues

21 June 2001
€0.4 billion 5.4% bond with maturity 21 June 2006.

22 June 2001
£0.25 billion 6.25% bond with maturity 10 July 2008.

21 November 2001
¥3 billion 0.83% bond with maturity 21 November 2006.

Committed Bank Facilities	Amounts drawn

27 June 2001
$13.7 billion 364-day bank facility	As of 31 March 2002, no amounts
(with a one year term-out). The	had been drawn from the bank facility.
bank facility was increased from	The bank facility is available for general
$13.275 billion to $13.7 billion on	corporate purposes, including working
4 January 2002 through the accession	capital, although it serves principally as
of a new lender.	a back-up to the Group’s $15 billion
commercial paper programme.
29 November 2001
¥225 billion term credit facility	As of 31 March 2002, no amounts
maturing 15 January 2007, entered	had been drawn from the term credit
into by J-Phone Finance Co., Ltd.	facility. The facility is available for
The term credit facility is available	general corporate purposes, although
for drawing until 28 November 2002.	amounts drawn must be on-lent to
the Company.

Under the terms and conditions of the $13.7 billion bank facility, lenders would have the right, but not the obligation, to cancel their commitment and have outstanding advances repaid 30 days after a change of control of the Company. The facility agreement provides for certain structural changes that do not affect the obligations of the Company to be specifically excluded from the definition of a change of control. This is in addition to the rights of lenders to cancel their commitment if the Company has committed an event of default.

Substantially the same terms and conditions apply in the case of J-Phone Finance Co., Ltd’s ¥225 billion term credit facility, although the change of control provision is applicable to any guarantor of borrowings under the term credit facility. As of 31 March 2002, the Company was the sole guarantor.

In addition, Vodafone AG in Germany has fully drawn bilateral facilities totalling €562 million (£344 million), which expire in 2004 and 2006, and Japan Telecom and the J-Phone Group have fully drawn bilateral facilities totalling ¥41,522 million (£220 million) and ¥156,637 million (£830 million), respectively. These bilateral bank facilities expire at various dates up until January 2009.

Furthermore, certain of the Group’s subsidiary undertakings have committed facilities that may only be used to fund their operations. Vodafone Egypt Telecommunications Company SAE has a partly drawn syndicated bank facility of EGP2.4 billion (£364 million) that expires in 2005 and V.R.A.M. Telecommunications Company Limited in Hungary has a partly drawn syndicated bank facility of €350 million (£215 million) that fully expires in 2008. In aggregate, the Group has committed facilities of approximately £12,786 million, of which £10,947 million was undrawn at 31 March 2002.

The Group believes that it has sufficient funding for its expected working capital requirements. Further details regarding the maturity, currency and interest rates of the Group’s gross borrowings at 31 March 2002 are included in note 20 to the Consolidated Financial Statements, “Financial liabilities and assets”, included in this Annual Report.

Put option agreement

As part of the agreements entered into upon the formation of Verizon Wireless, the Company entered into an Investment Agreement with Verizon Communications, formerly Bell Atlantic Corporation, and Verizon Wireless, formerly the Cellco Partnership. Under this agreement, dated 3 April 2000, the Company has the right to require Verizon Communications or Verizon Wireless to acquire interests in the partnership from the Company with an aggregate market value of up to $20 billion between July 2003 and July 2007. This represents a further potential source of liquidity to the Group.

A summary of the Group’s principal contractual financial obligations is shown below. Further details on the items included can be found in the Notes to the Consolidated Financial Statements.

	Payments due by period £m

Contractual obligations	Total	<1 year	1-4 years	4-5 years	>5 years

Short term debt	1,319	1,319	–	–	–
Long term debt	12,584	–	5,203	1,817	5,564
Capital commitments	816	783	33	–	–
Operating lease commitments	1,990	506	773	166	545
Total contractual cash obligations	16,709	2,608	6,009	1,983	6,109

46	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Operating and Financial Review and Prospects

Operating and Financial Review and Prospects continued

The above table excludes commitments in respect of put options over certain interests in Group businesses held by minority shareholders. Further details are provided in note 28 to the Consolidated Financial Statements, “Capital commitments”.

Financial assets and liabilities

Details of the Group’s treasury management and policies are set out below in “Quantitative and Qualitative Disclosures About Market Risk”. Analyses of financial assets and liabilities, including the maturity profile of debt, currency and interest rate structure, are included in notes 20 and 21 to the Consolidated Financial Statements included in this Annual Report.

Quantitative and Qualitative Disclosures About Market Risk

The Group’s treasury function provides a centralised service to the Group for funding, foreign exchange, interest rate management and counterparty risk management. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed annually by the Board of the Company. The Group accounting function provides regular update reports of treasury activity to the Board. The Group uses a number of derivative instruments that are transacted, for risk management purposes only, by specialist treasury personnel. The internal control environment is reviewed regularly by the Group’s internal auditors. There has been no significant change during the financial year, or since the end of the year, to the types of financial risks faced by the Group or the Group’s approach to the management of those risks.

Funding and liquidity

The Group’s policy is to borrow centrally, using a mixture of long term and short term capital market issues and borrowing facilities, to meet anticipated funding requirements. These borrowings, together with cash generated from operations, are lent or contributed as equity to subsidiaries. The Board has approved ratios consistent with those used by companies with high credit ratings for net interest cover, market capitalisation to net debt and EBITDA to net debt, which establish internal guidelines for the level of debt that the Group may have outstanding. These ratios are shared with the credit rating agencies. For the 2002 financial year, Group interest, excluding the Group’s share of interest payable by joint ventures and associated undertakings, is covered 16.2 times by Group EBITDA plus dividends from joint ventures and associated undertakings. Group EBITDA, before exceptional items, is the operating loss/profit of the Company and its subsidiary undertakings before exceptional costs, plus depreciation and amortisation.

Interest rate management

The Group’s main interest rate exposures are to pounds sterling, euro and yen interest rates. Under the Group’s interest rate management policy, interest rates are fixed when net interest is forecast to have a significant impact on profits. Therefore, the term structure of interest rates is managed within limits approved by the Board, using derivative financial instruments such as swaps, futures, options and forward rate agreements. At the end of the year, 38% (2001: 72%) of the Group’s gross borrowings were fixed for a period of at least one year. Based on all interest rate sensitive instruments, a one hundred basis point rise in market interest rates for all currencies in which the Group had borrowings at 31 March 2002 would affect profit before taxation by approximately £80 million.

The interest rate management policy has remained unaffected by the acquisitions completed during the financial year, although there has been an increase in the weighting of the exposure to yen interest rates as a consequence of the Group achieving control of Japan Telecom and the J-Phone Group.

Foreign exchange management

Foreign currency exposures on known future transactions are hedged, including those resulting from the repatriation of international dividends and loans. Forward foreign exchange contracts are the derivative instrument most used for this purpose.

A 10% strengthening of sterling against all currencies in which the Group’s international net earnings are denominated would reduce the 2002 total Group operating loss by £1,156 million (2001: reduction in total Group operating loss by £707 million).

The Group’s policy is not to hedge its international assets with respect to foreign currency balance sheet translation exposure, since net tangible assets represent a small proportion of the market value of the Group and international operations provide risk diversity. However, 95% of net borrowings were denominated in currencies other than sterling in anticipation of cash flows from profitable international operations and this provides a partial hedge against profit and loss account translation exposure. A relative strengthening in the value of sterling against certain currencies of countries where the Group operates has resulted in a currency translation adjustment of £2,263 million charge to Group reserves in the year ended 31 March 2002 (2001: £5,172 million credit).

Counterparty risk management

Cash deposits and other financial instrument transactions give rise to credit risks on the amounts due from counterparties. The Group regularly monitors these risks and the credit ratings of its counterparties and, by policy, limits the aggregate credit and settlement risk it may have with one counterparty. While the Group may be exposed to credit losses in the event of non-performance by these counterparties, it considers the possibility of material loss to be minimal because of these control procedures. Additional information is set out in notes 20 and 21 to the Consolidated Financial Statements.

Research and Development, Patents and Licences, etc.

Historically, the Group has viewed itself primarily as a user rather than a principal developer of technology. However, during the 2001 financial year, it created a new Group Research and Development (“R&D”) function to increase its influence on the development of the technology it will use in the future and as a centre of excellence in applied research in mobile communications and its applications. The new function was built on the research and development capability that already existed within the Group, with the addition of new satellite centres of excellence in areas of technology development of particular significance to the mobile communications business. The Group R&D function became fully operational in April 2001. It initially consisted of four centres, one in each of the UK, the Netherlands, Germany and the US, but two centres of excellence were

Operating and Financial Review and Prospects	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	47

added during the course of the 2002 financial year, in Italy and Spain. In addition, research and development work in J-Phone Vodafone has been absorbed into the overall programme and activities are underway to create a centre of excellence in Japan, using the existing J-Phone Vodafone and Japan Telecom teams, dedicated to research in mobile communications.

The work of the Group R&D function is organised into five main streams: strategic technology analysis, applied research, technical standards development, intellectual property and showcase laboratory management. The Group R&D function evaluates and tests technologies that advance mobile communications, or promise to improve service quality or operational efficiency of existing networks. In addition, it develops, tests and demonstrates prototype products and enhanced network capabilities, and it publicises and demonstrates technical innovation to both customers and the media. This work is undertaken as a mix of in-house proprietary projects, collaboration with suppliers, university sponsored projects and involvement in major international research and development programmes, in particular the European IST and 5th Framework programmes. The work is carried out within the four research and development centres, within the satellite centres of excellence and within the operating companies, the precise location being determined by the desired expertise, and is designed as a systematic and co-ordinated programme for product and service innovation, and for technical vision for business strategy. Two significant areas of work started this year are the All-IP programme, which is concerned with how and when internet protocols will be used in the Group’s networks, and the use of Java to provide mobile communications services. Considerable effort has also been applied to rationalising and strengthening the Group’s involvement with, and influence over, technology standards making bodies and industry fora. A process has been created to protect and extract maximum value from intellectual property developed by companies within the Group.

The research and development programme is shared with all subsidiaries of the Company and Group functions. They are able to influence the programme through governance mechanisms, management processes and working interfaces that are designed to allow delivery of the results of the programme directly into the business units where they are needed. Delivery has, in a number of instances, been achieved by the transfer of staff from the Group R&D function into other Group functions and the operating companies. The research and development programme provides the Group with long term technical policy, strategy and leadership, as well as providing technical underpinning for the Group’s public policies and government relations.

The primary themes for research and development are radio technology, including emerging radio access technologies, radio propagation and radio spectrum, network architectures and technologies, service architectures and enabling technologies, including mobile multi-media, m-commerce and voice, security, with-payment and application interfaces, terminal devices and smart cards, telematics applications and technologies which have the potential to expand the Group’s business horizons.

The Group spent £110 million in the 2002 financial year on research and development, compared with £72 million in 2001 and £46 million in 2000. This expenditure was incurred principally on 3G related items in Germany and the UK in preparation for the opening up of networks later in 2002, and on billing system upgrades in Germany and the UK businesses.

Trend Information

This section contains certain management estimates and other forward-looking statements. See “Cautionary Statement Regarding Forward Looking Statements”.

In early 2001, the Group realigned its strategic objectives to emphasise cost control and margin management in response to market conditions as the mobile telecommunications industry transitions to the full impact of new data services. This realignment resulted in the strategic emphasis of the Group moving away from general customer growth to a more targeted growth and customer retention strategy, particularly targeted at those of highest value, and in the Group aiming to stimulate more demand through the introduction of innovative products and services. As a result, the Group expects the trend of more moderate overall customer growth experienced in the 2002 financial year to continue in the 2003 financial year, with net customer growth of less than 10%, although continued growth in the number of contract customers is also expected, leading to further improvements in the overall mix of the Group’s registered customer base.

Over the last few years, the Group has experienced a trend of decreasing ARPU, principally as a result of the significant growth in the number of lower spending prepaid customers in the 2001 financial year, which affected the overall mix of the customer base. However, following the realignment of the Group’s strategic objectives, the Group has increased its focus on gaining, servicing and retaining high-value customers, as a result of which, during the 2002 financial year, ARPU has stabilised in most of the Group’s markets. For the 2003 financial year, it is expected that there will be a modest improvement in ARPU in most of the Group’s heavily penetrated markets as the expected reductions in incoming termination rates and reduced tariffs for international roaming will be offset by increases in revenues generated from the continuing increase in data revenues from new applications such as Picture Mail, as the roll-out of GPRS handsets progresses, competitive gain of high-spending customers, further increases in active customers in the Group’s registered customer base and the greater usage of new voice services introduced in the 2001 financial year, such as Eurocall, assisted roaming, prepaid roaming – including in-country top up facilities – and international short code dialling in a virtual home environment.

Notwithstanding the more moderate customer growth, it is expected that the global market for mobile telecommunications will continue to provide the potential for revenue growth. The Company believes mobile telecommunications will continue to substitute for fixed line networks, capturing a greater share of total minutes in voice services, and will be enhanced to provide services that have never been available on mobile devices to customers before. In addition to growth in revenues from voice services, data services are expected to be a significant driver of future revenue growth and profitability. The Company anticipates that revenues from data services will represent approximately 20% of the Group’s service revenues in 2004.

The 2002 financial year saw the opening of the Group’s GPRS networks in almost all of the Company’s major European subsidiaries. It is expected that the “always-on” feature of GPRS handsets, combined with colour screens and a generally wider choice of handsets, will accelerate the take-up and usage of data services, including internet-based services.

The opening up of the Group’s 3G networks for service provides the next stage of the Group’s service offerings. The first of the Group’s subsidiaries to open its

48	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Operating and Financial Review and Prospects

Operating and Financial Review and Prospects continued

3G network for 3G service is expected to be J-Phone Vodafone. The Group’s major European markets expect to open their 3G networks towards the end of the 2002 calendar year, with others planned throughout 2003 and 2004. The network rollout programme continues to be influenced by the availability and delivery of commercial quantities of dual mode GSM/3G handsets. The Group’s 3G networks are expected to provide even more capacity, greater spectrum efficiency and faster transmission speeds and are expected to enhance the platform for more sophisticated products such as video streaming and picture messaging. 3G technology is expected to enhance the ability for mobile to substitute for fixed telephone services in the provision of voice and narrow-band data services, as well as for some broadband applications. Further details on the Group’s 3G network roll-out programme can be found under “Information on the Company – Business Overview – Third generation licences and network infrastructure”, above.

The 3G auction and award process has resulted in an increased number of competitors in most of the Group’s markets. However, the high cost of obtaining 3G licences and the associated capital expenditures relating to the design and rollout of 3G network infrastructure has had implications for the strategies of mobile operators in those countries some of whom have looked to form partnerships with other content and portal providers and to exploit relationships with operators in lower cost markets. The strategy of many mobile operators has been to develop pan-European operations and this is likely to lead to further consolidation and partnerships among operators and to increased competitive pressures.

Capital expenditure on tangible fixed assets for the year ended 31 March 2002 was £4,145 million. Tangible capital expenditure for the 2003 financial year is expected to be approximately £6.0 billion, less than previously indicated as a result of a combination of revised network planning and increased efficiencies, particularly in Japan. Incremental spend on 3G infrastructure is expected to represent approximately 30% of total capital expenditure in the 2003 financial year, as expenditure on 2G network capacity is curtailed and 3G network expenditure is increased to coincide with service launch and handset availability.

Capital intensity, measured as the ratio of capital expenditure to statutory turnover, was 18% for the 2002 financial year, after including capital expenditure on 3G network infrastructure which is not expected to generate turnover until later in the 2002 calendar year. In the 2003 financial year, capital intensity is expected to increase slightly due to the full year’s inclusion of J-Phone Vodafone. Thereafter, in most countries, capital expenditure is expected to fall below 10% of revenues by 2008.

The Board of Directors and the Group Executive Committee	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	49

The Board of Directors and the Group Executive Committee

Directors and Senior Management

The business of the Company is managed by its Board of directors. The Company’s Articles of Association provide that, until otherwise determined by ordinary resolution, the number of directors will not be less than three.

Biographical details of the directors and senior management are as follows:

Directors

Non-Executive Chairman

Lord MacLaurin of Knebworth, DL, aged 65, has been a member of the Board of directors since January 1997. He is Chairman of the Nominations Committee and a member of the Remuneration Committee. He was Chairman of Tesco Plc from 1985 to 1997, and has been a director of Enterprise Oil Plc, Guinness Plc, National Westminster Bank Plc and Whitbread Plc. Lord MacLaurin is Chairman of the England and Wales Cricket Board and of Health Clinic Plc and is a member of the Supervisory Board of Vodafone AG.

Non-Executive Deputy Chairman

Paul Hazen, aged 60, has been a member of the Board of directors since June 1999 and became Deputy Chairman and the Board’s nominated senior non-executive director in May 2000. He is also Chairman of the Audit Committee. He became a director of AirTouch in April 1993. In 2001, he retired as Chairman and Chief Executive Officer of Wells Fargo & Company and its principal subsidiary, Wells Fargo Bank, NA. Mr Hazen is also a director of Safeway Inc., Phelps Dodge Corporation, Xstrata AG and E.piphany and he is Chairman of Accel-KKR.

Executive directors

Sir Christopher Gent, Chief Executive, aged 54, has been a member of the Board of directors since August 1985 and the Chief Executive of the Company since January 1997. He is a member of the Nominations Committee. He was the Managing Director of Vodafone Limited, the UK network operator, from January 1985 to December 1996. He is Chairman of the Supervisory Board of Vodafone AG, a member of the Board of Representatives of the Verizon Wireless partnership, and a non-executive director of China Mobile (Hong Kong) Limited.

Julian Horn-Smith, Group Chief Operating Officer, aged 53, has been a member of the Board of directors since June 1996. He was appointed Group Chief Operating Officer on 1 April 2001, having been Chief Executive of Vodafone’s Continental Europe businesses and a director of several of the Group’s overseas operating companies. He is the Chairman of the Management Board of Vodafone AG. He is also a non-executive director of Smiths Group Plc.

Peter Bamford, Chief Executive Northern Europe, Middle East and Africa Region, aged 48, has been a member of the Board of directors since April 1998. He has responsibility for the Group’s Northern Europe, Middle East and Africa businesses. He was Managing Director of Vodafone UK Limited until April 2001. Before joining Vodafone in 1997, Mr Bamford was a director of WH Smith Group Plc.

Vittorio Colao, Chief Executive, Southern Europe Region, aged 40, joined the Board of directors on 1 April 2002. He has had responsibility for the Group’s businesses in Southern Europe since April 2001. He spent the early part of his career at McKinsey & Co, where he was a Partner, before joining Omnitel Pronto Italia SpA as its Chief Operating Officer. In 1999, he became the Chief Executive Officer of Omnitel Pronto Italia SpA (now operating as Omnitel Vodafone). He is currently a member of the Aspen Institute.

Thomas Geitner, Chief Executive, Global Products and Services, aged 47, has been a member of the Board of directors since May 2000. He is responsible for Vodafone’s initiatives on brand, global products and global accounts and the achievement of revenue and cost synergies between the operating companies. Prior to joining Vodafone, he was a member of the Management Board of RWE AG. He is Deputy Chairman of the Management Board of Vodafone AG and a non-executive board member of Singulus Technologies AG.

Ken Hydon, Financial Director, aged 57, has been a member of the Board of directors since 1985. He is a Fellow of the Chartered Institute of Management Accountants, the Association of Chartered Certified Accountants and the Association of Corporate Treasurers. He is a director of several subsidiaries of the Company, including Vodafone International Holdings BV. Mr Hydon is a member of the Supervisory Board of Vodafone AG and is a member of the Board of Representatives of the Verizon Wireless partnership in the United States.

Non-executive directors

Dr. Michael Boskin, aged 56, has been a member of the Board of directors since June 1999 and is a member of the Remuneration Committee and the Audit Committee. He was a director of AirTouch from August 1996 to June 1999. He has been a Professor of Economics at Stanford University since 1971 and was Chairman of the President’s Council of Economic Advisers from February 1989 until January 1993. He is also a director of Exxon Mobil Corporation, First Health Group Corp. and Oracle Corporation.

Professor Sir Alec Broers, aged 63, is the Vice-Chancellor of Cambridge University and President of the Royal Academy of Engineering. He first joined the Board of directors in January 1998. He is a member of the Nominations Committee and chairs the Group’s Charitable Trust. He spent many years with IBM and is a Fellow of the Royal Society, the Institute of Electrical Engineers and the Institute of Physics. He is also a Foreign Associate of the US National Academy of Engineering.

Penny Hughes, aged 42, has been a member of the Board of directors since September 1998, and took the chair of the Remuneration Committee in August 2001. She also chairs the Company’s pension trustee company. Mrs Hughes has held posts with The Coca-Cola Company, Next Plc and Body Shop Plc and is currently a non-executive director of Scandinaviska Enskilda Banken AB, Trinity Mirror plc and Chairman of Web-Angel plc.

50	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	The Board of Directors and the Group Executive Committee

The Board of Directors and the Group Executive Committee continued

Arun Sarin, non-executive director, aged 47, has been a member of the Board of directors since June 1999 and was Chief Executive Officer for the United States and Asia Pacific region until he resigned on 15 April 2000, when he became a non-executive director. He is a member of the Audit Committee. He was a director of AirTouch from July 1995 and was President and Chief Operating Officer from February 1997 to June 1999. He is a director of The Gap, Inc., The Charles Schwab Corporation and Cisco Systems, Inc.

Sir David Scholey CBE, aged 66, has been a member of the Board of directors since March 1998. He is a member of the Nominations Committee, Remuneration Committee and Audit Committee. He is Chairman of Close Brothers Group plc, a director of Anglo American plc and Chubb Corporation, USA and is an advisor to UBS Warburg, Mitsubishi Corporation and IBCA-Fitch. Sir David was formerly a director of the Bank of England and J Sainsbury Plc and a Governor of the British Broadcasting Corporation.

Jürgen Schrempp, aged 57, has been a member of the Board of directors since May 2000 and is a member of the Nominations Committee and Remuneration Committee. He has been Chairman of the Board of Management of DaimlerChrysler AG since 1998. From 1995 until 1998 he was Chairman of the Board of Management of Daimler-Benz AG. He serves on the supervisory boards of Allianz AG and HypoVereinsbank AG and is a member of the Board of Directors of the New York Stock Exchange and Sasol Ltd. He was a member of the Supervisory Board of Mannesmann AG until May 2000.

Senior Management

Members of the Group Executive Committee who are not also executive directors are regarded as senior managers of the Company. As at, and for the year ended, 31 March 2002, the Group Executive Committee comprised the executive directors, details of whom are shown above, and the senior managers listed below. Further details of the Group Executive Committee can also be found under “Directors and Organisation” below.

Brian Clark, Chief Executive, Pacific Region, aged 53, took up this position on joining Vodafone in 1997. He is based in Australia and was previously Managing Director and Chief Executive Officer of Telkom SA Ltd, South Africa. He is also a director of National Australia Bank Limited.

Alan Harper, Group Strategy Director, aged 45, joined Vodafone in 1995 as Group Commercial Director and he subsequently became Managing Director of Vodafone Ltd, the UK network operating company. He was appointed Group Strategy Director in July 2000. Prior to joining Vodafone he held the post of Business Strategy Director with Mercury One2One and senior roles with Unitel and STC Telecoms. He is also a member of the Group Policy Committee.

Tomas Isaksson, Chief Executive, Americas Region, aged 47, was appointed to this position on 1 January 2002. Previously, from February 2000, he was President, Global Platform and Internet Services. Prior to that appointment he was Chief Executive of Europolitan Holdings AB, Vodafone’s Swedish operating company. In his current position, he continues to have overall responsibility for Vodafone’s Global Platform and Internet Services activity. He is a member of the Board of Representatives of the Verizon Wireless partnership.

Bill Keever, Chief Executive, Asia Region, aged 56, has responsibility for the Group’s businesses in the Asia Region. He joined the telecommunications industry in 1965, holding positions in Pacific Bell and subsequently AirTouch, where he was an Executive Vice President of AirTouch Communications and President of AirTouch International.

Jurgen von Kuczkowski, Chief Executive, Central Europe Region, aged 61, was appointed to this position on 1 April 2001. He joined Mannesmann Mobilfunk GmbH in October 1990 as Director of Sales and Distribution and was Chairman of the Board of Management.

Stephen Scott, Company Secretary and Group Legal Director, aged 48, was appointed to this position in the Group in 1991, prior to which he was employed in the Racal Group legal department, having moved into industry in 1980 from private law practice in London. He is a director of the Group’s pension trustee company and insurance company and is a member of the Group Policy Committee.

Phil Williams, Group Human Resources Director, aged 51, was appointed to this position in the Group in 1989. He is a director of several Group companies, a director of the Group’s pension trustee company and the Vodafone Group Charitable Trust and is a member of the Group Policy Committee. Prior to joining Vodafone, he was Personnel Director with Costain and Burmah Castrol.

Directors' Report	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	51

Directors’ Report

Review of the Group’s Business

The Group is involved principally in the provision of mobile telecommunications services. A review of the development of the business of the Company and its subsidiary, joint venture and associated undertakings is contained elsewhere in this Annual Report. Details of the Company’s principal subsidiary undertakings, joint ventures, associated undertakings and investments can be found on pages 123 and 125 of this Annual Report.

Future developments

The Group is currently involved in the expansion and development of its cellular telecommunications and related businesses as described elsewhere in this Annual Report.

Corporate governance

The directors are committed to business integrity and professionalism. As an essential part of this commitment the Board supports high standards of corporate governance and its statement on Corporate Governance is set out on pages 54 to 56 of this Annual Report. The remuneration policy contained in the Board’s Report to Shareholders on Directors’ Remuneration on pages 57 to 68 of this Annual Report will be proposed for approval at the Company’s Annual General Meeting on 31 July 2002.

Share capital

A statement of changes in the share capital of the Company is set out in note 23 to the Consolidated Financial Statements on pages 108 to 109.

Purchase by the Company of its own shares

At the Annual General Meeting of the Company held on 25 July 2001, shareholders gave the Company permission, until the conclusion of the Annual General Meeting to be held in 2002 or until 25 October 2002, whichever is the earlier, to purchase up to 3,000,000,000 ordinary shares of the Company. A resolution for permission for the Company to renew its authority to purchase its own shares will be proposed at the Annual General Meeting of the Company to be held on 31 July 2002.

Results and dividends

The consolidated profit and loss account is set out on page 74 of this Annual Report.

The directors have proposed a final dividend for the year of 0.7497p per ordinary share, payable on 9 August 2002 to shareholders on the register of members at close of business on 7 June 2002. An interim dividend of 0.7224p per ordinary share was paid during the year, producing a total for the year of 1.4721p per ordinary share, a total of approximately £1,025 million. As stated in the 2001 Annual Report, the scrip dividend scheme was withdrawn during the year and was replaced by a dividend reinvestment plan. Further details of the Company’s dividend reinvestment plan can be found on page 37 of the Annual Review and Summary Financial Statement.

Subsequent events

Details of material subsequent events are included in note 35 to the Consolidated Financial Statements included in this Annual Report.

Charitable contributions

During the year, cash charitable contributions of £5.7 million were made in the UK. On a global basis, the Group made voluntary cash community contributions of approximately £8.2 million. An additional £2.5 million in community contributions were also made as required by the terms of certain network operating licences. The Vodafone-US Foundation also made donations totalling £1.1 million.

The Vodafone Group Foundation was created during the year in order to consolidate and strengthen the commitment to local communities around the world. Professor Sir Alec Broers serves as Chairman of the trustees. The former Vodafone Group Charitable Trust has been renamed The Vodafone UK Foundation. More details regarding these foundations can be found in the Group’s separate report on corporate social responsibility.

Political donations

At the Annual General Meeting on 25 July 2001, the directors sought and obtained shareholders’ approval to enable the Company to make donations to EU Political Organisations or incur EU Political Expenditure, under the relevant provisions of the Political Parties, Elections and Referendums Act 2000 (“the Act”). The approval given restricted such expenditure to an aggregate limit of £100,000 in the period of 12 months following the date of the Annual General Meeting. Although the Company had, and has, no intention of changing its current practice of not making political donations and will not do so without the specific endorsement of shareholders, the directors sought the approval on a precautionary basis, to avoid any possibility of unintentionally breaching the Act.

The Company has made no political donations during the year.

The directors propose, again on a precautionary basis, to seek a renewal of shareholders’ approval at the Annual General Meeting to be held on 31 July 2002.

Creditor payment terms

It is the Group’s policy to agree terms of transactions, including payment terms, with suppliers and, provided suppliers perform in accordance with the agreed terms, it is the Group’s normal practice that payment is made accordingly.

The number of days outstanding between receipt of invoices and date of payment, calculated by reference to the amount owed to trade creditors at the year end as a proportion of the amounts invoiced by suppliers during the year, was 36 days in aggregate for the Group. The Company did not have any trade creditors at 31 March 2002.

Research and development

The Group continues to pursue an active research and development programme for the enhancement of mobile telecommunications. Full details as to the Group’s research and development programme and activities can be found under “Operating and Financial Review and Prospects – Research and Development, Patents and Licences, etc.” elsewhere in this Annual Report.

52	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Directors’ Report

Directors’ Report continued

Directors’ interests in the shares of the Company
The Board’s Report to Shareholders on Directors’ Remuneration on pages 57 to 68 details the directors’ interests in the shares of the Company.
Directors’ interests in contracts
None of the current directors had a material interest in any contract of significance to which the Company or any of its subsidiary undertakings was a party during the financial year.
Employee involvement
The Board’s aim is that employees understand the Company’s strategy and are committed to the Vodafone Vision and Values. These were launched during 2001 and the Chief Executive, Sir Christopher Gent, and the Group Chief Operating Officer, Julian Horn-Smith, visited operating companies around the globe to articulate their personal passion for the Vision and Values and all they stand for.

Our vision is to be the world’s mobile communications leader – enriching customers’ lives, helping individuals, businesses and communities be more connected in a mobile world.
Our values are about the way we do things, describing the way Vodafone employees behave within the business, and they are:
• Passion for customers. Our customers have chosen to trust us. In return, we must strive to anticipate and understand their needs and delight them with our service.
• Passion for our people. Outstanding people working together make Vodafone exceptionally successful.
• Passion for results. We are action-oriented and driven by a desire to be the best.
• Passion for the world around us. We will help the people of the world to have fuller lives – both through the services we provide and through the impact we have on the world around us.
The Company is determined that the Vision and Values will flourish across every operating company, challenging everyone to understand them, own them and contribute to their delivery.
The Board places a high priority on effective employee communications to promote these and other important messages and a wide range of mechanisms is used to achieve this. These include management presentations, in house publications, team briefings, e-mail, intranet sites, employee focus groups and conferences. The effectiveness of our communications policies is measured via regular employee surveys.

The Company has an International Employee Communications Forum at which employee representatives from subsidiary companies in Europe are able to discuss the progress of the Group and employee matters affecting more than one country.

Employee education, training and development

Learning and development continue to be important elements in ensuring the future success of the Group. Policies to assist employees in reaching their full potential and a wide variety of learning opportunities are in place.

Programmes of business-related further education and management development are sponsored by the Group. Other programmes are provided to help employees meet the training requirements of their chosen professional institution, thereby continuing to raise the level of professionalism in the Group.

Employment policies

The Group’s employment policies are developed to reflect local legal, cultural and employment requirements, maintaining high standards wherever the Group operates, with the aim of ensuring that Vodafone is recognised as an employer of choice. Employees at all levels and in all companies are encouraged to make the greatest possible contribution to the Group’s success. Operating in different countries across five continents, it is inevitable that Group employees work within different frameworks of national employment legislation. Nevertheless, the Group is committed to protect and uphold basic human rights by treating all employees with respect. Part of that commitment is the Group’s support of the UN Universal Declaration of Human Rights and the International Labour Organisations Core Conventions.

Equal opportunities

The Group operates an equal opportunities policy for all aspects of employment regardless of race, nationality, sex, marital status, disability or religious or political belief. In practice this means that the Group will select the best people available for positions on the basis of merit and capability, making the most effective use of the talents and experience of people in the business, providing them with the opportunity to develop and realise their potential.

The disabled

The directors are conscious of the special difficulties experienced by the disabled. In addition to giving disabled people full and fair consideration for all vacancies for which they offer themselves as suitable candidates, efforts are made to meet their special needs, particularly in relation to access and mobility. Where possible, modifications to workplaces have been made to provide access and, therefore, job opportunities for the disabled. Every effort is made to continue the employment of people who become disabled, not only by the provision of additional facilities but also training where appropriate.

Health, safety and welfare

The directors are committed to ensuring the health, safety and welfare of employees at work, so far as is reasonably practicable and apply high standards throughout the organisation in the management and control of operations. These standards are designed to ensure that, in all activities, the Group properly safeguards those who work for it and those who may be affected by the Group’s business. Each operating company is required to report annually to the Board on health and safety performance.

The Group is committed to taking care of the health, safety and well-being of its employees and others who may be affected by our operations. To ensure that this remains high on its corporate agenda, the Group has recently appointed a Director of Health and Safety.

Directors’ Report	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	53

Following this appointment, the Group will develop its approach in the health and safety fields, so that it is in a position to pursue a co-ordinated strategy, supported by standards and measurements based on its Health and Safety Policy. The Group’s intention is to achieve consistently high standards in each country where it operates, and to continue as an organisation with an excellent record for health and safety. With this goal, health and safety professionals based in our operating companies around the world will work together to build on the successes already achieved in these areas, to define the standards and to share best practice for the Group’s business activities, helping to ensure the Group properly safeguards everyone who may be affected by its activities.

Corporate social responsibility

A summary of the Group’s corporate social responsibility policy is contained on pages 12 and 13 of the Annual Review and Summary Financial Statement, and on page 69 of this Annual Report. Further details are contained in the separate report on corporate social responsibility.

Auditors

In accordance with section 384 of the Companies Act 1985, a resolution proposing the reappointment of Deloitte & Touche as auditors to the Company will be put to the Annual General Meeting.

In their assessment of the independence of the auditors and in accordance with the US Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, the Audit Committee receives in writing details of relationships between Deloitte & Touche and the Company that may bear on their independence and receives confirmation that they are independent of the Company within the meaning of the Securities Acts administered by the Securities and Exchange Commission.

In addition, the Audit Committee reviews both the level of the audit fee against other comparable companies, including those in the telecommunications industry, and the level and nature of non-audit fees, as part of its review of the adequacy and objectivity of the audit process.

In a further measure to ensure auditor independence is not compromised, the Group has implemented procedures requiring all contracts for non-audit services with either the Group’s or local statutory auditors with a value of greater than €240,000 to be approved by the Group Policy Committee.

In addition to their statutory duties, Deloitte & Touche are also employed where, as a result of their position as auditors, they either must, or are best placed to, perform the work in question. This is primarily work in relation to matters such as shareholder circulars, Group borrowings, regulatory filings and business acquisitions and disposals. Other work is awarded on the basis of competitive tender.

During the year Deloitte & Touche charged £22m (2001: £22m) for non-audit assignments. These fees include £18m for IT consultancy (2001: £10m), £1m for taxation services (2001: £3m) and £3m for other services including due diligence reviews (2001: £9m). Fees for IT consultancy include £14m in respect of a contract awarded in 2000 and completed in 2002.

Major shareholders

The Bank of New York as custodian of the Company’s American Depositary Receipt (“ADR”) programme held approximately 13.4% of the Company’s ordinary shares of $0.10 each at 24 May 2002 as nominee. The total number of ADRs outstanding at 24 May 2002 was 799,313,196. At this date, 882 holders of record of ordinary shares had registered addresses in the United States and in total held approximately 0.006% of the ordinary shares of the Company. The directors are not aware, as at 24 May 2002, of any other interest of 3% or more in the ordinary share capital of the Company. The Company is not directly or indirectly owned or controlled by any foreign government or any other legal entity. There are no arrangements known to the Company that could result in a change of control of the Company.

Going concern

After reviewing the Group’s and Company’s budget for the next financial year, and other longer term plans, the directors are satisfied that, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements.

54	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Corporate Governance

Corporate Governance

Introduction

The Combined Code on Corporate Governance requires companies listed on the London Stock Exchange to make a disclosure statement on its application of the principles of and compliance with the provisions of good governance set out in the Code. The matters described below, and in the Board’s Report to Shareholders on Directors’ Remuneration on pages 57 to 68, relate to the position throughout the year.

The Company has been in compliance with the Combined Code provisions throughout the year ended 31 March 2002.

Directors and Organisation

The Company’s Board of directors presently consists of fourteen directors, thirteen of whom served throughout the year ended 31 March 2002. As at 31 March 2002, there were five executive directors and eight non-executive directors, including the Chairman.

During the year, Henning Schulte-Noelle and Josef Ackermann left the Board, on 25 July 2001 and 19 February 2002, respectively. Vittorio Colao joined the Board as an executive director on 1 April 2002. The Company considers all its present non-executive directors, except Arun Sarin, to be fully independent. The executive directors are Sir Christopher Gent (the Chief Executive), Julian Horn-Smith, Peter Bamford, Vittorio Colao, Thomas Geitner and Ken Hydon.

The Company’s Articles of Association provide that every director who was elected or last re-elected at or before the Annual General Meeting held in the third calendar year before the current year shall automatically retire. Accordingly, Michael Boskin, Paul Hazen, Penny Hughes and Arun Sarin will be retiring and, being eligible, will offer themselves for re-election at the Company’s Annual General Meeting to be held on 31 July 2002. The Company’s Articles of Association further provide that every director appointed to the Board during the year shall automatically retire and seek election at the next General Meeting following appointment. Vittorio Colao, who was appointed to the Board of directors on 1 April 2002, will be retiring and, being eligible, will offer himself for election at the Company’s Annual General Meeting to be held on 31 July 2002.

The Board, which meets eight times each year, provides the effective leadership and control required for a listed company. Actual financial results are presented to each meeting, together with reports from the executive directors in respect of their areas of responsibility. From time to time, the Board receives detailed presentations from non-Board members on matters of significance or on new opportunities for the Group. Financial budgets and forecasts are regularly discussed at Board meetings. The non-executive directors periodically visit different parts of the Group and are provided with briefings and information to assist them in performing their duties.

The Board is confident that all its members have the knowledge, talent and experience to perform the functions required of a director of a listed company. On appointment, all directors are provided with appropriate training and guidance as to their duties, responsibilities and liabilities as a director of a public and listed company and also have the opportunity to discuss organisational, operational and administrative matters with the Chairman, the Chief Executive and the Company Secretary. When considered necessary, more formal training is provided.

The Board has a formal schedule of matters specifically referred to it for decision, including the approval of Group commercial strategy, major capital projects, the adoption of any significant change in accounting policies or practices and material contracts not in the ordinary course of business. The directors have access to the advice and services of the Company Secretary and have resolved to ensure the provision, to any director who believes it may be required in the furtherance of his or her duties, of independent professional advice at the cost of the Company.

The executive directors, together with certain other Group functional heads and regional Chief Executive Officers, meet on ten occasions each year as the Group Executive Committee under the chairmanship of the Chief Executive. This Committee is responsible for the day-to-day management of the Group’s businesses, the overall financial performance of the Group in fulfilment of strategy, plans and budgets and Group capital structure and funding. It also reviews major acquisitions and disposals.

Two management committees, the Group Operational Review Committee and the Group Policy Committee, oversee, together with the Group Executive Committee, the execution of the Board’s strategy and policy.

The Group Operational Review Committee, which meets ten times a year under the chairmanship of the Group Chief Operating Officer, comprises other executive directors, certain Group functional heads and regional Chief Executive Officers. This Committee is responsible for the operational performance and achievement of targets of the Group’s business, with a focus on the enhancement of voice services and growth of non-voice services, global new products and services, brand development, technology and other cost and revenue synergies within the Group’s regions.

The Group Policy Committee, which meets eight times each year, is chaired by the Chief Executive. The Financial Director and the Group Chief Operating Officer, together with certain other Group functional heads, join him on the Committee, which is responsible for the determination of policy and the monitoring of non-operational areas of activity which are important to the Group overall, including strategy, finance, human resources, legal, regulatory and corporate affairs.

Committees of the Board

The standing Board committees are the Audit Committee, the Nominations Committee and the Remuneration Committee.

The Audit Committee, which usually meets on three occasions in the year, is chaired by Paul Hazen. The other members of the Committee are Michael Boskin, Arun Sarin and Sir David Scholey. Following his resignation from the Board, Dr Josef Ackermann also resigned from the Audit Committee during the year.

Under its terms of reference the Committee is required, amongst other things, to review the Company’s preliminary results, interim information and annual financial statements, to review the scope and extent of the activity of the Group Internal Audit Department, to monitor the relationships with external auditors, to monitor compliance with statutory and listing requirements for any exchange on which the Group’s shares are quoted and to instigate special projects or other investigations as it sees fit.

Corporate Governance	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	55

The Nominations Committee meets as required and is chaired by Lord MacLaurin. The other members of the Committee are Sir Alec Broers, Sir Christopher Gent, Sir David Scholey and Jürgen Schrempp. Henning Schulte-Noelle and Arun Sarin left the Committee during the year. The Committee, which provides a formal and transparent procedure for the appointment of new directors to the Board, generally engages external consultants to advise on prospective Board appointees.

Sir David Scholey chaired the Remuneration Committee until 1 August 2001, when the chairmanship transferred to Penny Hughes. The other members of the Committee are Lord MacLaurin, Sir David Scholey, Michael Boskin and Jürgen Schrempp. The Board’s Report to Shareholders on Directors’ Remuneration on pages 57 to 68 provides further information on this Committee.

Internal Control

Introduction

The Board has established procedures that implement in full the Turnbull Guidance, “Internal Control: Guidance for Directors on the Combined Code”, for the year under review and to the date of approval of the Annual Report. These procedures, which are subject to regular review, provide an ongoing process for identifying, evaluating and managing the significant risks faced by the Group.

Responsibility

The Board has overall responsibility for the system of internal control. A sound system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss. The process of managing the risks associated with social, environmental and ethical impacts is discussed under “Corporate Social Responsibility”, below.

Control structure

The Board sets the policy on internal control that is implemented by management. This is achieved through a clearly defined operating structure with lines of responsibility and delegated authority. The Group Executive Committee, chaired by the Chief Executive, manages this on a day-to-day basis.

Written policies and procedures have been issued which clearly define the limits of delegated authority and provide a framework for management to deal with areas of significant business risk. These policies and procedures are reviewed and, where necessary, updated at the Group Policy Committee meetings, chaired by the Chief Executive.

Control environment

The Group’s operating procedures include a comprehensive system for reporting information to the directors. This system is properly documented and regularly reviewed.

Budgets are prepared by subsidiary management and subject to review by both regional management and the directors. Forecasts are revised on a quarterly basis and compared against budget. When setting budgets and forecasts, management identifies, evaluates and reports on the potential significant business risks.

The Group Operational Review Committee and the Board review management reports on the financial results and key operating statistics.

Emphasis is placed on the quality and abilities of the Group’s employees with continuing education, training and development actively encouraged through a wide variety of schemes and programmes. The Group has adopted a set of values to act as a framework for its people to exercise judgement and make decisions on a consistent basis.

Directors are appointed to associated undertakings and joint ventures and attend the Board meetings and review the key financial information of those undertakings. Clear guidance is given to those directors on the preparation that should take place before these Board meetings and their activity at the Board meeting. It is the Group’s policy that its auditors are appointed as auditors of associated companies and joint ventures, where possible.

The acquisition of any business requires a rigorous analysis of the financial implications of the acquisition and key performance figures. A sensitivity analysis takes place of the key assumptions made in the analysis. Post investment appraisals of the Group’s investments are conducted on a periodic and timely basis.

A Treasury Report is distributed electronically on a daily basis that reports on treasury borrowings and investments.

The Board reviews a half-yearly report detailing any significant legal actions faced by Group companies.

The Group Policy Committee monitors legal, environmental and regulatory matters and approves appropriate responses or amendments to existing policy.

Monitoring and review activities

There are clear processes for monitoring the system of internal control and reporting any significant control failings or weaknesses together with details of corrective action.

A formal annual confirmation is provided by the chief executive officer and chief financial officer of each Group company detailing the operation of their control systems and highlighting any weaknesses. Regional management, the Audit Committee and the Board review the results of this confirmation.

A Group Internal Audit Department, reporting directly to the Audit Committee, undertakes periodic examination of business processes on a risk basis and reports on controls throughout the Group.

Reports from the external auditors, Deloitte & Touche, on certain internal controls and relevant financial reporting matters, are presented to the Audit Committee and management.

Review of effectiveness

The directors believe that the Group’s system of internal control provides reasonable but not absolute assurance that problems are identified on a timely basis and dealt with appropriately.

The directors confirm that they have reviewed the effectiveness of the system of internal control through the monitoring process set out above and are not aware of any significant weakness or deficiency in the Group’s system of internal control for the year under review and to the date of approval of the Annual Report.

56	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Corporate Governance

Corporate Governance continued

Relations with Shareholders

The Company holds briefing meetings with its major institutional shareholders in the UK, the US and in Continental Europe, usually twice each year after the interim and preliminary final results’ announcements, to ensure that the investing community receives a balanced and complete view of the Group’s performance and the issues faced by the business. Telecommunications analysts of stockbrokers are also invited to presentations of the financial results and to visit the Company in the summer months for discussions on matters relating to the Group’s operations. The Company, through its Investor Relations team, responds to enquiries from institutional shareholders.

The principal communication with private investors is through the provision of the Annual Review & Summary Financial Statement, the Interim Statement and the Annual General Meeting, an occasion which generally is attended by all the Company’s directors and at which all shareholders present are given the opportunity to question the Chairman and the Board as well as the Chairmen of the Audit, Remuneration and Nominations Committees. From and including the 2002 Annual General Meeting, all resolutions will be decided on a poll. The proxy votes cast in relation to all resolutions will be disclosed to those in attendance at the meeting and the results of the poll will be published in national newspapers in the UK and the US.

Financial and other information is made available on the Company’s Internet web site, which is regularly updated.

Board’s Report to Shareholders on Directors’ Remuneration	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	57

Board’s Report to Shareholders on Directors’ Remuneration

Introduction

This report to shareholders is in a number of sections, the first of which deals with a comprehensive review of remuneration policy and explains the new arrangements under which the executive directors and senior management of the Company are to be remunerated in future. The second part describes the basis of remuneration for the year ended 31 March 2002 and the third addresses miscellaneous matters such as the basis of appointments and the remuneration of non-executive directors. The final section sets out in tabular form the details of the remuneration and share interests of all the directors (and the senior management as a group) for the year ended 31 March 2002.

The UK Department of Trade and Industry, which issued a consultative document on directors’ remuneration in 2001, is currently deliberating upon the responses it has received and your Board, in support of the objective to enhance the competitiveness of UK companies through improving the linkage between directors’ pay and performance, hopes that the form and content of this report will contribute to the attainment of the Government’s objectives and that excessive prescriptive regulation may be avoided. One of the Government’s suggestions is that there be an annual advisory vote by shareholders on the directors’ remuneration report and your Board, as for the past two years, is putting its future remuneration policy to such a vote at this year’s AGM and will do so at all subsequent AGMs whenever a significant change to policy is required.

Your Board believes that a properly constituted and effective remuneration committee is a key to ensuring that executive director remuneration enhances the competitiveness of a company and it has delegated to the Board’s Remuneration Committee, which consists only of independent non-executive directors, the assessment and recommendation of broad policy on executive remuneration and packages for individual executive directors and certain matters of administration. The Committee presently comprises Penny Hughes (Chairman from 1 August 2001), Dr Michael Boskin, Lord MacLaurin, Sir David Scholey (Chairman until 1 August 2001) and Jürgen Schrempp. Except when his own remuneration is being discussed, the Chief Executive attends meetings of the Committee, which also invites the views of the Group Human Resources Director and seeks advice and commissions reports from expert remuneration consultants. The Committee meets on at least three occasions each year and, as this year, more frequently if the need arises.

Remuneration Review and New Policy

At the Annual General Meeting in July 2001, the Chairman advised shareholders that the Company would conduct a review of its policy on executive directors’ remuneration. The main objectives of the review were to reduce the complexity of the remuneration package, to improve linkage to business strategy, to increase the relevance of the pay and performance comparators and to improve the clarity of the policy.

In the following months, the Company’s Chairman and the Chairman of the Remuneration Committee carried out an extensive consultation process involving meetings with many large shareholders and institutional bodies such as the Association of British Insurers, the National Association of Pension Funds and Pensions Investment Research Consultants (PIRC). The first meetings were to understand their views on the previous policy and subsequent meetings were to seek their comments on the new policy. The responses from these meetings were overwhelmingly supportive. The Remuneration Committee met frequently to monitor the progress of this review, consider the input from the consultations and finally to approve a new policy on remuneration which includes revised long term incentives for recommendation to the Board. In the development of the new policy, the Remuneration Committee received advice from Towers Perrin and Kepler Associates, leading independent remuneration consultants.

The key principles of the new policy, which was required by the Board to be compliant with the highest standards of UK corporate governance and which has been developed by the Remuneration Committee on this basis, are as follows.

•	The expected value of total remuneration must be benchmarked against the relevant market.
•	A high proportion of total remuneration is to be delivered through performance-related remuneration.
•	Performance measures must be balanced between absolute financial measures and sector comparative measures to achieve maximum alignment between executive and shareholder objectives.
•	The majority of performance-related remuneration is to be provided in the form of equity.
•	Share ownership requirements are to be applied to executive directors.

The structure of the main fixed and incentive elements of remuneration under the new policy and the performance elements on which they are based is illustrated below:

58	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Board’s Report to Shareholders on Directors’ Remuneration

Board’s Report to Shareholders on Directors’ Remuneration continued

The Board, on the recommendation of the Remuneration Committee, has adopted the new policy to apply as from the start of the current financial year (2002/2003) and the following is the policy statement that will be submitted for an advisory shareholder vote at the Annual General Meeting on 31 July 2002:

The overriding objective of the new policy on incentives is to ensure that Vodafone is able to attract, retain and motivate executives of the highest calibre essential to the successful leadership and effective management of a global company at the leading edge of the telecommunications industry.

To achieve this objective, Vodafone, from the context of its UK domicile, takes into account both the UK regulatory framework, including best practice in corporate governance, shareholder views, political opinion and the appropriate geographic and nationality basis for determining competitive remuneration, recognising that this may be subject to change over time as the business evolves.

The total remuneration will be benchmarked against the relevant market. Vodafone is one of the largest companies in Europe and is a global business; Vodafone’s policy will be to provide executive directors with remuneration generally at levels that are competitive with the largest companies in Europe.

A high proportion of the total remuneration will be awarded through performance-related remuneration, with phased delivery over the short, medium and long term. For executive directors, approximately 80% of the total expected remuneration will be performance-related.

Performance measures will be balanced between absolute financial measures and sector comparative measures to achieve maximum alignment between executive and shareholder objectives.

All medium and long term incentives are delivered in the form of Vodafone shares and options. Executive directors are required to comply with share ownership requirements.

Total remuneration levels

Under the new policy, Vodafone will benchmark total remuneration levels against other large European parented companies, using externally provided pay data. Total remuneration for these purposes means the sum of base salary, short, medium and long term incentives. The European focus has been selected because Europe is currently Vodafone’s biggest market and Vodafone is one of the largest companies in Europe.

Award levels for the Chief Executive will be set by the Remuneration Committee to deliver total remuneration that is between the top 25% and the top 10% of the remuneration levels of other chief executives of large European companies. This range has been selected to reflect Vodafone’s relative size in this region and to recognise that Vodafone also has significant interests outside of the region. The monetary values of the market data for this range are from £3.4 million to £9.3 million per annum for chief executives of large European companies. Awards of short, medium and long term incentives have been determined so that these levels would only be delivered if the Company achieves exceptionally demanding performance levels. The equivalent range of monetary values of total remuneration for chief executives of large US companies and US high technology companies is £22.5 million to £45.5 million.

The total remuneration levels of other executive directors will be at approximately 65% of the Chief Executive level for the Chief Operating Officer and at approximately 50% of the Chief Executive level for the other executive directors.

Incentive awards

Executive directors will be eligible to receive a deferred share bonus, performance shares and share options, the release of which are dependent upon achievement of performance targets.

Awards will be delivered in ordinary shares of Vodafone Group Plc. All awards will be made under plans that incorporate dilution limits that are set out in the Guidelines for Share Incentive Schemes published by the Association of British Insurers. These Guidelines have been developed to provide a framework for the development of share incentive schemes that link remuneration to performance and align the interests of participating directors and senior executives with those of shareholders.

Deferred share bonus

This short/medium term incentive is aimed at focusing executive directors on the business priorities for the next financial year. No changes have been made under the new policy to this aspect of Vodafone’s executive director remuneration policy which will continue to be provided through the Vodafone Group Short Term Incentive Plan (“STIP”).

The STIP comprises two elements: a base award that is determined by reference to one-year performance targets and an enhancement award. The base award is delivered in the form of shares, receipt of which is deferred for a further two years. An enhancement award of up to 50% of the number of shares comprised in the base award may be payable, subject to the achievement of a subsequent two-year performance target following the initial twelve-month period. Release of the base award and the enhancement award after the total three-year period is dependent upon the continued employment of the participant.

Demanding base award performance targets are set annually by the Remuneration Committee and are linked to business strategy. For the current year, the performance measures are related to EBITDA, free cash flow and ARPU. The targets are not disclosed as they would give clear indication of Vodafone’s budgetary targets which are share price sensitive. The enhancement award performance targets are related to the achievement of EPS growth targets. More information on the STIP awards is given in the following section that reports on 2001/2002 executive directors’ remuneration.

The Group may, at its discretion, pay a cash sum up to the value of the base award in the event that an executive director declines the base award of shares after the first year. In these circumstances, the executive director will cease to be eligible to receive the related enhancement award.

Performance shares

Performance shares will be awarded to executive directors each year to align their interests with those of shareholders. The Vodafone Group Plc 1999 Long Term Stock Incentive Plan will be the vehicle for the provision of these incentive awards. Vesting of the performance shares will depend upon the Company’s relative total shareholder return (“TSR”) performance. TSR measures the change in value of a share and reinvested dividends over the period of measurement.

Board’s Report to Shareholders on Directors’ Remuneration	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	59

The Company’s TSR performance will be compared to that of other companies in the FTSE Global Telecommunications index over a three-year performance period. Measuring The Company’s performance against the companies in this index recognises the importance for shareholders that the Company outperforms its sector.

Shares will vest only if the Company ranks in the top half of the table with maximum vesting only if the Company is in the top 20%. Vesting will also be conditional on the Remuneration Committee being satisfied that there has been improvement in the underlying performance of the Company. Awards will lapse to the extent that the performance condition has not been satisfied at the end of the three-year performance period. The following graph illustrates the basis on which the performance shares will vest:

The current constituents of the FTSE Global Telecommunications index, (applicable to 2002 awards), excluding the Company, are:

Alltel	Orange
AT&T	Qwest Communications International
AT&T Wireless Services	SBC Communications
BCE	Singapore Telecommunications
BellSouth	Sprint Corp-FON Group
BT Group	Sprint Corp-PCS Group
China Mobile (Hong Kong)	Swisscom
China Unicom	Telecom Italia
Deutsche Telekom	Telecom Italia Mobile
France Telecom	Telefonica
Japan Telecom	Telia
KDDI	Telstra Corp
Nippon Telegraph & Telephone	Verizon Communications
NTT Docomo	WorldCom Inc-WorldCom Group
Olivetti

Share Options

Share options will be granted each year to executive directors. The Vodafone Group Plc 1999 Long Term Stock Incentive Plan will be the vehicle for the provision of these incentive awards. The price at which shares can be acquired on option exercise will equal the market value of the shares on the day prior to the date of grant of the options. Therefore the share price has to rise above the price at which the option was granted before option exercise is of value to the executive.

Exercise of the options will be subject to the achievement of a performance condition. To focus executive directors on generating real cash flow and earnings growth, EPS must grow by amounts in excess of the growth in the UK retail prices index (“RPI”). EPS is defined as adjusted EPS before goodwill amortisation and exceptional items. One quarter of the option award will vest for achievement of EPS growth of RPI + 5% p.a. rising to full vesting for achievement of EPS growth of RPI + 15% p.a. The Remuneration Committee’s advisers have confirmed that these EPS targets are amongst the most demanding of those set by large UK based companies. Options will have a ten-year term and vesting will be after three years with the opportunity to measure performance again after years four and five from a fixed base year. To the extent that the performance condition has not been satisfied at the end of the five-year performance period, the options will lapse. The following graph illustrates the basis on which share options vest:

60	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Board’s Report to Shareholders on Directors’ Remuneration

Board’s Report to Shareholders on Directors’ Remuneration continued

Illustration

Based on the analysis of externally provided market data on the total remuneration levels of chief executives of major European companies and on the new policy in respect of total remuneration levels that is described above, it is proposed that under the new policy the Chief Executive would receive in 2002 performance shares with a face value of one and three quarters-times salary and options with a face value of seven-times salary. The graph below illustrates the approximate pre-tax long term incentive gains to the Chief Executive that would be achieved based on various Company growth, EPS and TSR performance scenarios:

For example, if the Company value increases by £50 billion, and there is 50% vesting of long term incentives, the Chief Executive would have a pre-tax gain of just under £4 million, representing less than 0.008% of the total increase in shareholder value.

The awards of performance shares and share options are intended to be made to executive directors following the 2002 Annual General Meeting on 31 July 2002.

Share ownership guidelines

It is a condition of participation by the executive directors in these long term incentive plans that they comply with the Company’s share ownership guidelines. These guidelines, which were first introduced in 2000, require the Chief Executive to have a shareholding in the Company of four times base salary and other executive directors to have a shareholding of three times base salary. The majority of the executive directors have attained these shareholding levels. In recognition that options held by the more recently appointed executive directors will not at the present time yield shares to enable these levels of ownership to be attained, the Remuneration Committee has approved an extension of the time limits for compliance. Originally, the share ownership levels were to be attained by July 2003, with progress to be shown in the interim. The Remuneration Committee has agreed that no penalties will be imposed so long as all shares (net of tax) arising from the vesting of long term incentives are retained until the requirements are met.

Report on 2001/02 Executive Directors’ Remuneration

Components of executive directors’ remuneration

Overview

The principal components of executive directors’ remuneration packages are salary, short/medium term incentives, medium/long term incentives and pension benefits. These components, and key terms of the various incentive and benefit programmes, are explained further below.

The vesting of all short and long term incentives is subject to the achievement of performance targets that are set by the Remuneration Committee before the awards are granted.

Salary

Salaries are reviewed annually with effect from 1 July and adjustments may be made to reflect competitive national pay levels, changes in responsibilities and Group performance. If the responsibilities of executive directors change during the year the Remuneration Committee reviews remuneration packages, including salaries, at that time. Only base salary is used to determine pensionable salary.

Short/medium term incentives

Executive directors are eligible to participate in the STIP, a deferred share bonus plan that has been described in the section entitled “Remuneration Review and New Policy” above.

The target level for base awards granted to executive directors for the year ended 31 March 2002 was 100% of salary with a maximum of 200% of salary. Awards are contingent on achievement of a one-year performance target. For the year to 31 March 2002 the performance target was the achievement of Group budgeted pro forma proportionate EBITDA. For enhancement shares, for the two years from 1 April 2001 the performance target was that the growth in adjusted earnings per share must exceed the growth in the UK retail price index by six percentage points over the two-year period.

STIP awards from the 1998/99 base performance year vested in 2001. Details of STIP awards are given in the table on page 64.

Medium/long term incentives

Medium/long term incentives were provided to executive directors in the form of restricted shares and share options.

Arun Sarin has previously received long term incentive awards under the AirTouch Long Term Incentive Program. No awards were granted to him under this plan during the year and as a non-executive director he is no longer eligible to receive such awards.

Restricted shares

Awards of restricted shares were made to executive directors annually under the Vodafone Group Long Term Incentive Plan (“LTIP”) by the Trustees of the Vodafone Group Employee Trust. If and to the extent that the LTIP performance targets are achieved over the three-year performance period the shares are released to participants. The targets for LTIP awards granted in June 2001 are the same as for the 2001 GMR share options (see below). The grant value at

Board’s Report to Shareholders on Directors’ Remuneration	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	61

target performance for awards granted in June 2001 to executive directors is 28% of salary and the maximum is 75% of salary.

The LTIP awards granted in 1998 vested in full during the year. Details are given in the table on page 65.

The previously disclosed special bonus awards of restricted shares that were awarded in 2000 to Sir Christopher Gent, Julian Horn-Smith and Ken Hydon vest by reference to the achievement of EBITDA growth targets over the two years 1 April 2000 to 31 March 2002. These targets have been achieved and the awards have vested in full. The initial value of these awards were £5 million for Sir Christopher Gent and £2 million for Julian Horn-Smith and Ken Hydon. Based on the share price as at 24 May 2002, the pre-tax value of these awards are now £1.8 million and £0.7 million, respectively.

Executive share options
Executive directors were eligible to receive a grant of executive options if they held unexercised executive share options worth in aggregate less than four times salary at grant. The normal annual grant was up to one times salary. Options were granted at market value under the Vodafone Group 1999 Long Term Stock Incentive Plan. Options are exercisable subject to achievement of a performance target. The performance target for options granted in the year to 31 March 2002 requires adjusted earnings per share over a three year performance period to be at least 3 percentage points above the growth in the UK Retail Prices Index per annum for the same period.

Global market-related remuneration (“GMR”)
GMR was a core element of the previous remuneration policy through which additional share options were granted under the Vodafone Group 1999 Long Term Stock Incentive Plan to executive directors to take their total remuneration up to globally competitive levels.

The size of the GMR option grant was determined by a calculation that is based upon:
(i)	the three year historical TSR performance of the Company relative to global peer group companies;
(ii)	the remuneration of the chief executive officer of those companies;
(iii)	the sum of the local market-related remuneration which is made up of basic salary, STIP, LTIP award and the executive share option scheme allocation; and
(iv)	the Black-Scholes formula.
The Company’s three year TSR performance relative to the global peer group companies gives a relative performance ranking for the Company. This ranking is applied to the list of remuneration levels for all peer group company chief executive officers, which gives the stretch target remuneration for the Chief Executive. The stretch target GMR level for the Chief Operating Officer is 65%, and for other executive directors is 50%, of the Chief Executive’s stretch target GMR level. The sum of the local market-related remuneration package is deducted from this GMR level and the difference is adjusted by the Black-Scholes formula to give the face value of shares to be placed under option. This value is divided by the market share price to determine the size of the GMR option grant. The market price on the day prior to grant is the option price. Details of the GMR option awards are given in the table on page 66.

Global peer group

The global peer group for the 2001 GMR awards comprises UK and non-UK telecommunications and high technology companies selected primarily on the basis of comparable sales and profits results and for which remuneration data is available. The original group comprised: Alltel, America Online, Applied Materials, AT&T, BellSouth, British Telecom, Cable & Wireless, Cisco Systems, EMC, Hewlett Packard, IBM, Intel, Lucent, SBC Communications, Sun Microsystems and Verizon Communications. The group will be adjusted on a consistent basis over the performance period to reflect corporate events such as takeovers of peer group companies.

GMR performance targets

For options granted in July 2001 there is a dual performance target. Up to 50% of the option is exercisable for achievement of EBITDA targets and up to 50% is exercisable dependent on TSR performance relative to companies comprised in the global peer group. Performance is measured over three, four and five financial years from grant. For options to be exercisable in full, compound EBITDA growth of at least 30% per annum and TSR equal to or better than the top 10% of companies in the peer group will have to be achieved. No part of the option is exercisable if compound EBITDA growth is less than 14% per annum and if TSR performance is in the bottom half of the peer group.

Pensions

Sir Christopher Gent, Julian Horn-Smith, Ken Hydon and Peter Bamford are contributing members of the Vodafone Group Pension Scheme, which is a scheme approved by the Inland Revenue.

Peter Bamford, whose benefits under the scheme are restricted by Inland Revenue earnings limits, also participates in the defined contribution Vodafone Group Funded Unapproved Retirement Benefits Scheme to enable pension benefits to be provided on his basic salary above the Inland Revenue earnings cap. Thomas Geitner participates in the Essener Verband Retirement Scheme. Further details of the pension benefits earned by the directors in the year to 31 March 2002 can be found on page 64.

Other remuneration matters

Share ownership guidelines

Sir Christopher Gent, Julian Horn-Smith and Ken Hydon each committed in July 2000 to acquire and maintain substantial minimum levels of shareholding in the Company for the next three years, subject to them remaining directors for that time. Sir Christopher Gent undertook to acquire and maintain a shareholding of 2 million shares within twelve months. Julian Horn-Smith and Ken Hydon each undertook to maintain a holding of not less than 500,000 shares. The directors have complied with these undertakings.

All-employee share incentive schemes

GEM Options

In July 2001 share options were granted to all employees of subsidiary companies in all countries other than the UK, US and Sweden. A key objective of the grant was to promote the Vodafone brand, vision and values across the enlarged group by

62	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Board’ s Report to Shareholders on Directors’ Remuneration

Board’s Report to Shareholders on Directors’ Remuneration continued

awarding share options to employees who had not previously participated in the Company’s share incentive arrangements. Executive directors do not receive GEM options. It is intended that a similar option grant be made in July 2002.

Sharesave Options

The Vodafone Group 1998 Sharesave Scheme is an Inland Revenue approved scheme open to all UK permanent employees.

The maximum that can be saved each month is £250 and savings plus interest may be used to acquire shares by exercising the related option. The options have been granted at up to a 20% discount to market value. Participants can elect either a three or five year savings term. UK based executive directors are eligible to participate in the scheme and details of their participation are given in the table on page 66.

Profit Sharing Scheme

The Vodafone Group Profit Sharing Scheme is an Inland Revenue approved scheme, which was open to all UK permanent employees until 31 March 2002. Eligible employees were able to contribute up to 5% of their salary, up to a monthly maximum of £665, to enable trustees of the scheme to purchase shares on their behalf. An equivalent number of shares was purchased for the employee with contributions made by the employing company. To receive the maximum income tax relief afforded to this type of scheme, the trustees are requested to retain shares for three years. As a consequence of new legislation, this scheme was terminated at 31 March 2002 and has been replaced by the Vodafone Group Share Incentive Plan from 1 April 2002 under which eligible employees may contribute up to £125 each month, but which otherwise operates in a similar way to the Profit Sharing Scheme. UK based executive directors were eligible to participate in the Profit Sharing Scheme and are eligible to participate in the Share Incentive Plan and details of their share interests under these plans are given in the table on page 67.

Non-executive directors’ remuneration

The remuneration of non-executive directors is established by the whole Board. Details of each non-executive director’s remuneration are included in the table on page 63.

Non-executive directors are not eligible to receive awards under any of the Company’s share schemes or other employee benefit schemes, nor does the Company make any contribution to their pension arrangements.

Certain non-executive directors hold share options relating to their service with AirTouch. No options have been granted to non-executive directors in their capacity as non-executive directors of the Company.

Service contracts and appointments of directors

The Remuneration Committee has determined that, in the cases of UK based executive directors, their appointments to the Board will be on the terms of a contract that can be terminated by the Company at the end of an initial term of two years or at any time thereafter on one year’s notice. Contracts on this basis were granted to Julian Horn-Smith on 4 June 1996, to Sir Christopher Gent and Ken Hydon on 1 January 1997 and to Peter Bamford on 1 April 1998, each of which is now, therefore, terminable by the Company on one year’s notice.

The executive directors are required to give the Company one year’s notice if they wish to terminate their contracts.

Thomas Geitner entered into a fixed term five-year contract with Vodafone AG (formerly Mannesmann AG) on 15 May 2000. This is the normal contract arrangement for Vodafone AG board members. Mr Geitner agreed to replace this contract, without recompense, with a new contract that is for an initial three-year term from June 2001 and which then is indefinite until terminated by either party. The period of notice for termination is one year and termination notice may not be given until the end of the initial three years.

Vittorio Colao entered into a contract with Omnitel Pronto Italia S.p.A. (now operating as Omnitel Vodafone) on 22 July 1996. This contract is in accordance with the National Collective Labour Agreement for “dirigenti” for industrial companies in Italy, under which employees are required to give up to four months notice to terminate and the employing company must give up to 12 months’ notice. Prior to Mr Colao’s appointment to the Board on 1 April 2002, the notice period for termination by Omnitel Vodafone was increased to one year and the notice period from Mr Colao, in the event that he wishes to leave to join a competitor of Omnitel Vodafone, was also increased to one year.

The appointment of the Chairman is subject to the terms of an agreement between the Company and Lord MacLaurin with a three-year term that began on 23 May 2000. The Chairman is entitled to the provision of a car.

The other non-executive directors are engaged on letters of appointment that set out their duties and responsibilities and confirm their remuneration. The Company may terminate each of these appointments at any time without the payment of compensation.

Remuneration for the Year to 31 March 2002

The aggregate compensation paid by Vodafone to its directors and senior management* as a group for services in all capacities for the year ended 31 March 2002, is set out below. The aggregate number of directors and senior management in the year ended 31 March 2002 was 23, compared to 25 in the year ended 31 March 2001**.

	2002 £000	2001 £000

Salaries and fees	7,329	5,986
Bonuses	–	13,589
Incentive schemes***	6,541	3,033
Benefits	925	767
Compensation for loss of office	–	10,272

	14,795	33,647

*	Aggregate compensation for senior management is in respect of those individuals who were members of the Executive Committee as at, and for the year ended, 31 March 2002, other than executive directors.
**	10 of the 23 (2001: 14 of the 25) directors are non-executive directors.
***	Comprises the incentive scheme information given in the table on page 63 with equivalent basis disclosures given for senior management. Details of share incentives awarded to directors and senior management are included in footnotes to the Short Term Incentive, Long Term Incentives and Share Options tables on pages 64 and 65.

Board’s Report to Shareholders on Directors’ Remuneration	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	63

The remuneration of the directors for the year to 31 March 2002 was as follows:

	Salary/fees		Bonuses		Incentive schemes(1)		Benefits		Compensation for loss of office		Total
	2002 £000	2001 £000	2002 £000	2001 £000	2002 £000	2001 £000	2002 £000	2001 £000	2002 £000	2001 £000	2002 £000	2001 £000

Chairman
Lord MacLaurin	425	397	–	–	–	–	55	17	–	–	480	414

Deputy Chairman
Paul Hazen	98	89	–	–	–	–	–	–	–	–	98	89

Chief Executive
Sir Christopher Gent	1,192	1,069	–	5,000	1,184	783	40	31	–	–	2,416	6,883

Executive directors
Peter Bamford	649	582	–	1,000	644	426	32	31	–	–	1,325	2,039
Thomas Geitner(2)	500	414	–	–	499	341	22	12	–	–	1,021	767
Julian Horn-Smith	795	582	–	2,000	789	426	23	23	–	–	1,607	3,031
Ken Hydon	649	582	–	2,000	644	426	34	28	–	–	1,327	3,036

Non-executive directors
Dr Josef Ackermann (3)	58	57	–	–	–	–	–	–	–	–	58	57
Dr Michael Boskin	65	62	–	–	–	–	–	–	–	–	65	62
Professor Sir Alec Broers	65	62	–	–	–	–	–	–	–	–	65	62
Penny Hughes	65	62	–	–	–	–	–	–	–	–	65	62
Arun Sarin (4)	65	81	–	1,000	–	–	8	14	–	1,119	73	2,214
Sir David Scholey	65	62	–	–	–	–	–	–	–	–	65	62
Jürgen Schrempp	65	57	–	–	–	–	–	–	–	–	65	57
Henning Schulte-Noelle (5)	21	57	–	–	–	–	–	–	–	–	21	57

Former directors (6)	–	117	–	–	–	–	535	402	–	9,153	535	9,672

	4,777	4,332	–	11,000	3,760	2,402	749	558	–	10,272	9,286	28,564

Notes:
(1)	These figures are the value of the awards under the Vodafone Group Short Term Incentive Plan applicable to the year ended 31 March 2002 and 31 March 2001.
(2)	Salary and benefits for Thomas Geitner have been translated at the average exchange rate for the year of €1.6275 : £1
(3)	Salary and benefits for Dr Josef Ackermann are for the period to 19 February 2002, when he resigned from the Board.
(4)	Salary and benefits for Arun Sarin have been translated at the average exchange rate for the year of $1.4325 : £1.
(5)	Salary and benefits for Henning Schulte-Noelle are for the period to 25 July 2001, when he resigned from the Board.
(6)	Under the terms of an agreement, Sam Ginn provides consultancy services to the Group and is entitled to certain benefits. The estimated value of benefits received by him to 31 March 2002 was £217,062, translated at the average exchange rate for the year of $1.4325 : £1. Payments totalling £297,000 were made to a former director in the year, pending recovery of the sum under the terms of an insured long term disability plan. Under the terms of the Life President arrangements for the late Sir Gerald Whent, the estimated value of benefits received by him in the year ended 31 March 2002 was £21,000. Remuneration to the former directors includes the sum of £9,153,000 which was paid to Klaus Esser as compensation for loss of office in the year ended 31 March 2001.

64	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Board’s Report to Shareholders on Directors’ Remuneration

Board’s Report to Shareholders on Directors’ Remuneration continued

Pensions

Pension benefits earned by the directors in the year to 31 March 2002 were:

	Increase in accrued pension during the year	Transfer value of increase in accrued pension and change in retirement age	Accumulated total accrued pension at year end(1)
Name of Director	£000	£000	£000

Sir Christopher Gent	110.7	1,362.0	525.2
Peter Bamford (2)	3.3	27.0	15.4
Thomas Geitner (3)	13.9	128.0	24.4
Julian Horn-Smith	81.1	947.0	308.9
Ken Hydon	70.3	1,028.0	355.6

Notes:
(1)	The pension benefits earned by the directors are those which would be paid annually on retirement, on service to the end of the year, at the normal retirement age. Salaries have been averaged over three years in accordance with Inland Revenue regulations. The increase in accrued pension during the year excludes any increase for inflation. The transfer value has been calculated on the basis of actuarial advice in accordance with the Faculty and Institute of Actuaries’ Guidance Note GN11. No director elected to pay additional voluntary contributions.
(2)	Contributions paid to a funded unapproved retirement benefit scheme for the benefit of Peter Bamford amounted to £208,853 in the year.
(3)	In respect of Thomas Geitner the amounts have been translated at the average exchange rate for the year of €1.6275 : £1.00.

Directors’ interests in the shares of the Company

Short Term Incentive

Conditional awards of ordinary shares made to executive directors under the STIP, and dividends on those shares paid under the terms of the Company’s scrip dividend scheme and dividend reinvestment plan, are shown below. STIP shares which vested in the year ended 31 March 2002 are also shown below.

	Total interest in STIP at 1 April 2001	Shares conditionally awarded during the year as base award in respect of 2000/2001 STIP awards (4)		Shares conditionally awarded during the year as enhancement shares in respect of 2000/2001 STIP awards(4)		Number of shares added during the year through scrip dividend and dividend reinvestment	Number of shares transferred during the year in respect of 1998/1999 STIP awards		Total interest in STIP as at 31 March 2002

	Total number of shares	Number	Value at date of award(1)(2) £000	Number	Value at date of award(2) £000	Total number of shares	In respect of base awards	In respect of enhance- ment shares	Number of base award shares	Number of enhance- ment shares	Total value(3) £000

Sir Christopher Gent	172,935	518,543	783	259,271	391	5,150	63,426	31,713	573,839	286,921	1,117
Julian Horn-Smith	96,552	282,317	426	141,158	213	2,820	35,411	17,705	313,155	156,576	609
Ken Hydon	91,934	282,317	426	141,158	213	2,785	33,717	16,858	311,750	155,869	607

Notes:
(1)	Previously disclosed within directors’ emoluments for the year ended 31 March 2001.
(2)	Value at date of award is based on the purchase price of the Company’s ordinary shares on 5 July 2001 of 151p.
(3)	The value at 31 March 2002 is calculated using the closing middle market price of the Company’s ordinary shares at 28 March 2002 of 129.75p.
(4)	The aggregate number of shares conditionally awarded during the year as base award and enhancement shares to the Company‘s directors and senior management is 2,078,486.

Board’s Report to Shareholders on Directors’ Remuneration	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	65

Long Term Incentives

Conditional awards of ordinary shares made to executive directors under the Vodafone Group Long Term Incentive Plan and Vodafone Group Plc 1999 Long Term Stock Incentive Plan, and dividends on those shares paid under the terms of the Company’s scrip dividend scheme and dividend reinvestment plan, are shown below. Long Term Incentive shares that vested during the year ended 31 March 2002 are also shown below.

		Total interest in Long Term Incentives at 1 April 2001	Number of shares conditionally awarded during the year (5)		Number of shares added during the year through scrip dividend and dividend reinvestment	Number of shares transferred in respect of 1998/1999 award		Total interest in Long Term Incentives at 31 March 2002

	Plan(1)(2)	Number	Number	Value at date of award(3) £000	Number	Number	Value at date of transfer(3) £000	Number of shares	Total value(4) £000

Sir Christopher Gent	1	497,437	529,827	844	7,205	98,445	157	936,024	1,214
	2	1,604,432	–	–	16,361	–	–	1,620,793	2,103

Peter Bamford	1	262,447	288,462	459	3,849	50,722	81	504,036	654

Thomas Geitner	1	–	223,346	356	1,108	–	–	224,454	291

Julian Horn-Smith	1	274,813	353,218	562	4,276	54,963	88	577,344	749
	2	641,772	–	–	6,544	–	–	648,316	841

Ken Hydon	1	267,148	288,462	459	3,886	52,332	83	507,164	658
	2	641,772	–	–	6,545	–	–	648,317	841

Notes:
(1)	Restricted share awards under the Vodafone Group Long Term Incentive Plan.
(2)	Restricted share awards under the Vodafone Group Plc 1999 Long Term Stock Incentive Plan.
(3)	The value of awards under the Vodafone Group Long Term Incentive Plan is based on the purchase price of the Company’s ordinary shares on 20 June 2001 of 159.25p.
(4)	The value at 31 March 2002 is calculated using the closing middle market price of the Company’s ordinary shares at 28 March 2002 of 129.75p.
(5)	The aggregate number of shares conditionally awarded during the year to the Company‘s directors and senior management is 2,515,017 shares.

Share options

The following information summarises the directors’ options under the Vodafone Group Savings Related Share Option Scheme, the Vodafone Group 1998 Sharesave Scheme, the Vodafone Group Plc Executive Share Option Scheme and the Vodafone Group 1998 Company Share Option Scheme, which are all Inland Revenue approved schemes. The table also summarises the directors’ options under the Vodafone Group Share Option Scheme, the Vodafone Group 1998 Executive Share Option Scheme which are not Inland Revenue approved, the AirTouch Communications, Inc. 1993 Long Term Stock Incentive Plan and the Vodafone Group Plc 1999 Long Term Stock Incentive Plan. No other directors have options under any of these schemes. Only under the Vodafone Group 1998 Sharesave Scheme may shares be offered at a discount in future grants of options.

	Options held at 1 April 2001 or date of appointment	Options granted during the year (3)	Options exercised during the year	Options lapsed during the year	Options held at 31 March 2002	Weighted average exercise price at 31 March 2002	Earliest date from which exercisable	Latest expiry date

	(Number)	(Number)	(Number)	(Number)	(Number)	(Pence)

Sir Christopher Gent	7,237,539	8,948,100	100,000	–	16,085,639	207.41	Jul 00	Jul 11
Peter Bamford	3,518,925	4,350,473	7,670	–	7,861,728	204.74	Jul 00	Jul 11
Thomas Geitner	2,933,055	4,756,246	–	–	7,689,301	208.21	Jul 03	Jul 11
Julian Horn-Smith	4,733,395	5,631,619	8,935	3,130	10,352,949	179.27	Jul 99	Jul 11
Ken Hydon	4,312,998	4,070,222	17,875	1,493	8,363,852	192.29	Jul 00	Jul 11
Arun Sarin(1),(2)	11,250,000	–	–	–	11,250,000	209.42	Dec 99	Jul 06

	33,985,912	27,756,660	134,480	4,623	61,603,469

Notes:
(1)	All options held by Arun Sarin are in respect of American Depositary Shares, each representing ten ordinary shares of the Company, which are traded on the New York Stock Exchange.
(2)	The terms of Arun Sarin’s stock options allow exercise until the earlier of the date on which Arun Sarin ceases to be a director of the Company and the seventh anniversary of the respective dates of grant.
(3)	The aggregate number of options granted during the year to the Company’s directors and senior management is 40,719,633. The weighted average exercise price of options granted during the year is 156.66 pence. The earliest date from which they are exercisable is July 2004 and the latest expiry date is July 2011.

66	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Board’s Report to Shareholders on Directors’ Remuneration

Board’s Report to Shareholders on Directors’ Remuneration continued

Further details of options outstanding at 31 March 2002 are as follows:

	Exercisable			Exercisable			Not yet exercisable

	Market price greater than option price			Option price greater than market price

	Options held	Weighted average exercise price	Latest expiry date	Options held	Weighted average exercise price	Latest expiry date	Options held	Weighted average exercise price	Earliest date from which exercisable

	(Number)	(Pence)		(Number)	(Pence)		(Number)	(Pence)

Sir Christopher Gent	178,000	58.7	Jul 04	665,500	155.9	Jul 05	15,242,139	211.4	Jul 02
Peter Bamford	150,500	58.7	Jul 04	418,000	155.9	Jul 05	7,293,228	210.5	Jul 02
Thomas Geitner	–	–	–	–	–	–	7,689,301	208.2	Jul 03
Julian Horn-Smith	1,570,500	56.6	Jul 04	212,000	155.9	Jul 05	8,570,449	202.3	Jul 02
Ken Hydon	1,044,000	58.7	Jul 04	225,000	155.9	Jul 05	7,094,852	213.1	Jul 02
Arun Sarin	5,000,000	112.6	Apr 05	6,250,000	286.9	Jul 06	–	–	–

	7,943,000			7,770,500			45,889,969

Note:

Market price is the closing middle market price of the Company’s ordinary shares at 28 March 2002 of 129.75p.

The Company’s register of directors’ interests (which is open to inspection) contains full details of directors’ shareholdings and options to subscribe.

These options by exercise price were:

	Option price		Options held at 1 April 2001 or date of appointment	Options granted during the year	Options exercised during the year	Options lapsed during the year	Options held at 31 March 2002

	(Pence)		(Number)	(Number)	(Number)	(Number)	(Number)

Vodafone Group Plc Executive Share Option Scheme (Approved – 1988)
Vodafone Group Plc Share Option Scheme (Unapproved – 1988)
Vodafone Group 1998 Company Share Option Scheme (Approved)
Vodafone Group 1998 Executive Share Option Scheme (Unapproved)
	48.3		316,000	–	–	–	316,000
	58.7		2,727,000	–	100,000	–	2,627,000
	155.9		1,520,500	–	–	–	1,520,500
	255.0		764,000	–	–	–	764,000
	282.3		1,522,500	–	–	–	1,522,500
Vodafone Group Plc Savings Related Share Option Scheme (1988)
Vodafone Group 1998 Sharesave Scheme
	38.6		26,810	–	26,810	–	–
	48.0		43,125	–	–	–	43,125
	127.0		–	17,517	–	–	17,517
	127.1		7,670	–	7,670	–	–
	215.6		3,130	–	–	3,130	–
	226.0		1,493	–	–	1,493	–
AirTouch Communications, Inc. 1993 Long Term Incentive Plan(1)
	112.6		5,000,000	–	–	–	5,000,000
Vodafone Group Plc 1999 Long Term Stock Incentive Plan
	151.5	6	–	2,796,100	–	–	2,796,100
	157.5	(2)	–	24,943,043	–	–	24,943,043
	286.9		6,250,000	–	–	–	6,250,000
	291.5	(2)	15,803,684	–	–	–	15,803,684

			33,985,912	27,756,660	134,480	4,623	61,603,469

Notes:
(1)	Share options which take the form of American Depositary Shares, each representing ten ordinary shares in the Company, which are traded on the New York Stock Exchange. The number and option price have been converted into the equivalent amounts for the Company’s ordinary shares, with the option price being translated at the average exchange rate for the year of $1.4325 : £1.00.
(2)	Options granted under the GMR policy.

Board’s Report to Shareholders on Directors’ Remuneration	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	67

Details of the options exercised by directors of the Company in the year to 31 March 2002, are as follows:

	Options exercised during the year	Option price	Market price at date of exercise	Gross pre-tax gain

	(Number)	(Pence)	(Pence)	(£000)

Sir Christopher Gent	100,000	58.7	153.00	94
Peter Bamford	7,670	127.1	135.25	1
Julian Horn-Smith	8,935	38.6	135.25	9
Ken Hydon	17,875	38.6	182.75	26

Note:

The aggregate gross pre-tax gain made on the exercise of share options in the year by the above Company’s directors was £129,328 (2001: £6,330,000). The closing middle market price of the Company’s shares at the year end was 129.75p, its highest closing price in the year having been 229p and its lowest closing price having been 124p.

Beneficial interests

The directors’ beneficial interests in the ordinary shares of the Company, which includes interests in the Vodafone Group Profit Sharing Scheme and the Vodafone Share Incentive Plan, but which excludes interests in the Vodafone Group Share Option Schemes, the Vodafone Group Short Term Incentive or in the Vodafone Group Long Term Incentives, are shown below:

	24 May 2002	31 March 2002	1 April 2001 or date of appointment

Lord MacLaurin	87,170	87,170	82,100
Sir Christopher Gent	2,200,596	2,199,552	1,904,759
Peter Bamford	219,357	218,199	67,576
Vittorio Colao (1)	Nil	N/a	N/a
Thomas Geitner	12,350	12,350	12,350
Julian Horn-Smith	860,293	858,890	781,337
Ken Hydon	1,349,884	1,348,483	1,217,314
Paul Hazen	422,450	422,450	422,450
Dr Michael Boskin (2)	212,500	212,500	212,500
Professor Sir Alec Broers	19,024	19,024	5,000
Penny Hughes	22,500	22,500	22,500
Arun Sarin	4,832,560	4,832,560	5,408,416
Sir David Scholey	50,000	50,000	50,000
Jürgen Schrempp	Nil	Nil	Nil

Notes:
(1)	On 1 April 2002, Vittorio Colao was appointed to the Board.
(2)	On 14 August 1996, prior to the Company’s merger with AirTouch, Michael Boskin entered into an agreement with AirTouch to provide him with a $100,000 unsecured promissory note facility for the purpose of financing the purchase of AirTouch common stock pursuant to the 1993 Long Term Incentive Plan, bearing interest at a market rate. As at 31 March 2002, $100,000, (2001: $100,000), had been drawn under the facility.

In July 2000, Sir Christopher Gent undertook to acquire and maintain a shareholding of 2 million shares within twelve months and Julian Horn-Smith and Ken Hydon each undertook to maintain a shareholding of not less than 500,000 shares. The directors have complied with these undertakings.

Changes to the interests of the directors of the Company in the ordinary shares of the Company during the period 1 April 2002 to 24 May 2002 relate to shares acquired either through Vodafone Group Personal Equity Plans, the Vodafone Group Profit Sharing Scheme or the Vodafone Share Incentive Plan. No director had, since 1 April 2002, any interest in the shares of any subsidiary company except Julian Horn-Smith who, at the end of the financial year, owned 18,000 ordinary shares of Vodafone-Panafon Hellenic Telecommunications Company S.A., the Group’s Greek subsidiary company.

Other than those individuals included in the table above who were Board members as at 31 March 2002, members of the Group’s Executive Committee as at 31 March 2002, had an aggregate beneficial interest in 995,876 ordinary shares of the Company as at 24 May 2002, none of whom had an individual beneficial interest amounting to greater than 1% of the Company’s ordinary shares.

68	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Board’s Report to Shareholders on Directors’ Remuneration

Board’s Report to Shareholders on Directors’ Remuneration continued

Interests in share options of the Company at 24 May 2002

At 24 May 2002, there had been no change to the directors’ interests in share options from 31 March 2002.

Other than those individuals included in the table above, as at 24 May 2002 members of the Group’s Executive Committee as at 31 March 2002, which include Vittorio Colao, held options for 18,804,992 ordinary shares at prices ranging from 48.0 pence to 291.5 pence per ordinary share, with a weighted average exercise price of 185.0 pence per ordinary share exercisable at dates ranging from July 1999 to July 2010, and options for 1,188,859 ADSs at prices ranging from $22.235 to $56.869 per ADS, with a weighted average exercise price of $32.85 per ADS, exercisable at dates ranging from June 1999 to July 2007.

Lord MacLaurin, Paul Hazen, Dr Michael Boskin, Professor Sir Alec Broers, Penny Hughes, Sir David Scholey and Jürgen Schrempp held no options at 24 May 2002.

The number and option price of the outstanding share options at 24 May 2002 have been converted into the equivalent amounts of the Company’s ordinary shares with the option price being translated at $1.4577 per £1.00, the noon buying rate in the City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on 24 May 2002.

Corporate Social Responsibility	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	69

Corporate Social Responsibility

Across all business activities of the Group, consideration is taken of risks associated with its social, environmental and ethical impacts. The risk management process occurs at all levels throughout the Group, from individual projects and Group subsidiaries through to regional chief executives and to the Chief Executive, the Group Chief Operating Officer and the Board. Social, environmental and ethical risks are an integral part of that shared responsibility. As part of the Board’s normal risk management responsibility, it regularly monitors any significant social, environmental and ethical issues which impact on the business.

Additionally, through the annual Group internal control questionnaire, the Group ensures compliance with all relevant policies on social, environmental and ethical issues.

The Group is determined to achieve the highest standards of corporate social responsibility (CSR), taking positive steps to ensure that the potentially negative impact of our operations to the environment are reduced whilst maximising the economic and social benefits that the Company can bring as a leading mobile telecommunications company.

Social, environmental and ethical risks are an integral part of the Group’s risk management procedures and the Board places significant importance on environmental and community issues. The Group’s position on these issues has already been recognised through its inclusion in both the FTSE4Good and Dow Jones Sustainability indices.

Last year the Group published its first ever CSR report, publicly disclosing its commitments to CSR and future CSR objectives. In respect of the 2002 financial year, the Group has published its second CSR report, summarising the progress made against the Group’s CSR objectives since the last report, and also outlining plans for the Group’s future CSR strategy. A summary of the main points covered in the report is set out below. A copy of the full report is available on request from the Corporate Social Responsibility team, whose contact details can be found on page 148 of this Annual Report.

During the year, the Group has made good progress with its CSR objectives, including:

•	establishing a dedicated CSR team to support governance across the Group, and building a Global CSR network in the operating companies;
•	publication of a set of Group Business Principles and a Social Investment Policy, defining the Group’s relationships with all stakeholders;
•	undertaking a comprehensive assessment of the Group’s social and environmental impacts and influences; and
•	establishing strategic partnerships and engaging with key stakeholders. This includes joining the World Business Council for Sustainable Development.

Future CSR plans envisage:

•	establishing additional components of a CSR management system across the subsidiaries, providing more consistent policies, promoting best practice and measuring the Group’s performance on these issues. A range of specific commitments is set out in the dedicated CSR report and website, as mentioned above; and
•	further promotion of our Business Principles to our suppliers, proactively engaging them in addressing our environmental and ethical expectations.

Environmental Impact

The mobile communications industry has a less significant impact on the environment than other industrial sectors. The Group’s operations impact the environment in the areas of asset construction, location and utilisation, energy usage and waste disposal. Accordingly, the Group is examining operational practices to explore opportunities to reduce energy consumption and waste generation.

Last year, concerns were expressed in some of the major markets in which the Group operates over the development and siting of mobile telecommunications masts and with the use of handsets. In particular, concerns were expressed about the potential health risks arising from electromagnetic fields emitted by the masts and handsets, and the visual and environmental impact of mast locations.

The Group understands these concerns and is committed to developing a consultative approach with local communities in building out networks around the world to minimise visual impact on the local environment, and to the funding of independent research into the radio frequency emissions from both handsets and network infrastructure alike. Across the Group, the radio frequency emission levels from base stations are independently monitored, with information made publicly available through planning processes and, in certain cases, dedicated websites. The Group has also committed funds to country-specific research projects and contributes to the funding of several research projects of the World Health Organisation as well as contributing to other national organisations such as the German Research Association for Radio Applications and participating in joint government and industry funded research programmes. Current scientific research continues to conclude that exposure to the radio frequency emissions from telecommunications masts and handsets does not cause any adverse health consequences. However, research into this area is continuing.

70	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Statement of Directors’ Responsibilities

Statement of Directors’ Responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for that period. In preparing those financial statements, the directors are required to:

•	select suitable accounting policies and apply them consistently;
•	make judgements and estimates that are reasonable and prudent;
•	state whether applicable accounting standards have been followed; and
•	prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for the systems of internal financial controls and for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By Order of the Board

Stephen Scott
Secretary
27 May 2002

Consolidated Financial Statements	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	71

Consolidated Financial Statements

72	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Report of independent auditors

Report of independent auditors

Auditors’ report to the members of the Company

We have audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses, the related notes 1 to 36 and the detailed information disclosed in respect of directors’ remuneration and share options set out in the Board’s Report to Shareholders on Directors’ Remuneration. These financial statements have been prepared under the accounting policies set out in note 2.

We have also audited the financial information prepared in accordance with accounting principles generally accepted in the United States set out in note 37.

We have reviewed the proportionate financial information on page 141, which has been prepared in accordance with the bases set out therein.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report & Accounts, including, as described on page 70, preparation of the financial statements, which are required to be prepared in accordance with applicable United Kingdom law and accounting standards. The directors are also responsible for the preparation of the financial information prepared in accordance with accounting principles generally accepted in the United States and the proportionate financial information prepared in accordance with the bases referred to above. Our responsibilities, as independent auditors, are established by statute, the Auditing Practices Board, the Financial Services Authority, and by our profession’s ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors’ report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors’ remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the Corporate Governance statement reflects the Company’s compliance with the seven provisions of the Combined Code specified for our review by the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s Corporate Governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the Corporate Governance statement, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of opinions

We conducted our audits in accordance with United Kingdom auditing standards issued by the Auditing Practices Board and in accordance with auditing standards generally accepted in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audits so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Our review of the unaudited proportionate financial information, which was substantially less in scope than an audit performed in accordance with auditing standards generally accepted in the United Kingdom and the United States, consisted primarily of considering the nature of the adjustments made and discussing the resulting financial information with management.

Report of independent auditors	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	73

Opinions

In our opinion:

•	the financial statements expressed in pounds sterling give a true and fair view of the state of affairs of the Company and the Group as at 31 March 2002 and of the loss of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985;
•	the financial statements expressed in pounds sterling also present fairly, in all material respects, the consolidated financial position of the Group as of
31 March 2002 and 31 March 2001 and the results of its operations and its cash flows for the years ended 31 March 2002, 31 March 2001 and
31 March 2000 in conformity with accounting principles generally accepted in the United Kingdom. These principles differ in certain respects from accounting principles generally accepted in the United States. The effect of the differences in the determination of net income, shareholders’ equity and cash flows is shown in note 37;
•	the financial statements expressed in US dollars have been properly translated on the basis in note 1; and
•	the unaudited proportionate financial information has been properly prepared in accordance with the bases set out on page 141, which are consistent with the accounting policies of the Group.

As disclosed in note 1 to the financial statements, the Group has changed its accounting policy for deferred tax following the adoption of FRS 19, “Deferred tax”.

Deloitte & Touche
Chartered Accountants and Registered Auditors
Hill House
1 Little New Street
London
EC4A 3TR

27 May 2002

74	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Consolidated profit and loss accounts for the years ended 31 March

Consolidated profit and loss accounts for the years ended 31 March

	Note	2002 $m	2002 £m		2001 as restated £m		2000 as restated £m

Turnover: Group and share of joint ventures and associated undertakings
Continuing operations		40,591	28,485		23,393		11,521
Acquisitions		7,205	5,056		–		–

		47,796	33,541		23,993		11,521
Less: Share of joint ventures		(4)	(3)		(98)		(362)
Share of associated undertakings		(15,238)	(10,693)		(8,891)		(3,286)

	3	32,554	22,845		15,004		7,873

Group turnover
Continuing operations		25,565	17,940		15,004		7,873
Acquisitions		6,989	4,905		–		–

	3	32,554	22,845		15,004		7,873

Operating (loss)/profit
Continuing operations		(14,173)	(9,946)		(6,439)		983
Acquisitions		(614)	(431)		–		–

	3, 5	(14,787)	(10,377)		(6,439)		983

Share of operating loss in joint ventures and associated undertakings
Continuing operations		(1,267)	(889)		(550)		(185)
Acquisitions		(809)	(568)		–		–

		(2,076)	(1,457)		(550)		(185)
Total Group operating (loss)/profit
Group and share of joint ventures and associated undertakings	3	(16,863)	(11,834)		(6,989)		798

Exceptional non-operating items	6	(1,226)	(860)		80		954

(Loss)/profit on ordinary activities before interest	3	(18,089)	(12,694)		(6,909)		1,752

Net interest payable	7	(1,204)	(845)		(1,177)		(401)

Group		(717)	(503)		(850)		(350)
Share of joint ventures and associated undertakings		(487)	(342)		(327)		(51)

(Loss)/profit on ordinary activities before taxation		(19,293)	(13,539)		(8,086)		1,351
Tax on (loss)/profit on ordinary activities	8	(3,049)	(2,140)		(1,426)		(632)

Group		(2,743)	(1,925)		(1,195)		(428)
Share of joint ventures and associated undertakings		(306)	(215)		(231)		(204)

(Loss)/profit on ordinary activities after taxation		(22,342)	(15,679)		(9,512)		719
Equity minority interests		(592)	(415)		(314)		(137)
Non-equity minority interests	25	(87)	(61)		(59)		(40)

(Loss)/profit for the financial year		(23,021)	(16,155)		(9,885)		542
Equity dividends	9	(1,461)	(1,025)		(887)		(620)

Retained loss for the Group and its share of joint ventures and associated undertakings	24	(24,482)	(17,180)		(10,772)		(78)

Basic (loss)/earnings per share	10	(33.87)¢	(23.77	)p	(16.09	)p	2.00	p

Diluted basic (loss)/earnings per share	10	(34.00)¢	(23.86	)p	(16.10	)p	1.98	p

Adjusted basic earnings per share	10	7.34 ¢	5.15	p	3.54	p	4.90	p

The accompanying notes are an integral part of these Consolidated Financial Statements.

Balance sheets at 31 March	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	75

Balance sheets at 31 March

		Group			Company
	Note	2002 $m	2002 £m	2001 as restated £m	2002 £m	2001 £m
Fixed assets
Intangible assets	11	150,970	105,944	108,853	–	–
Tangible assets	12	26,421	18,541	10,586	–	–
Investments		41,292	28,977	34,769	103,299	103,658

Investments in joint ventures:
Loans to joint ventures	13	457	321	85	321	85
Investments in associated undertakings	13	38,830	27,249	31,729	9	11
Other investments	13	2,005	1,407	2,955	102,969	103,562

		218,683	153,462	154,208	103,299	103,658

Current assets
Stocks	15	731	513	316	–	–
Debtors	16	10,051	7,053	4,587	33,190	24,180
Investments	17	2,553	1,792	13,211	–	–
Cash at bank and in hand		114	80	68	–	4

		13,449	9,438	18,182	33,190	24,184
Creditors: amounts falling due within one year	18	(19,173)	(13,455)	(12,377)	(70,073)	(65,843)

Net current (liabilities)/assets		(5,724)	(4,017)	5,805	(36,883)	(41,659)

Total assets less current liabilities		212,959	149,445	160,013	66,416	61,999
Creditors: amounts falling due after more than one year	19	(18,693)	(13,118)	(11,235)	(5,725)	(5,263)
Provisions for liabilities and charges		(4,131)	(2,899)	(1,350)	–	–

Investments in joint ventures:
Share of gross assets		108	76	88	–	–
Share of gross liabilities		(492)	(345)	(146)	–	–

	13	(384)	(269)	(58)	–	–
Other provisions	22	(3,747)	(2,630)	(1,292)	–	–

		190,135	133,428	147,428	60,691	56,736

Capital and reserves
Called up share capital	23	6,089	4,273	4,054	4,273	4,054
Share premium account	24	74,163	52,044	48,292	52,044	48,292
Merger reserve	24	140,971	98,927	96,914	–	–
Capital reserve		–	–	–	88	88
Other reserve	24	1,332	935	1,024	935	1,024
Profit and loss account	24	(36,488)	(25,606)	(6,255)	3,351	2,300
Shares to be issued	24	–	–	978	–	978

Total equity shareholders’ funds		186,067	130,573	145,007	60,691	56,736
Equity minority interests		2,461	1,727	1,292	–	–
Non-equity minority interests	25	1,607	1,128	1,129	–	–

		190,135	133,428	147,428	60,691	56,736

The financial statements on pages 74 to 140 were approved by the Board of Directors on 27 May 2002 and were signed on its behalf by:
SIR CHRISTOPHER GENT      Chief Executive
K J HYDON                               Financial Director
The accompanying notes are an integral part of these Consolidated Financial Statements.

76	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Consolidated cash flows for the years ended 31 March

Consolidated cash flows for the years ended 31 March

	Note	2002 $m	2002 £m	2001 £m	2000 £m

Net cash inflow from operating activities	30	11,545	8,102	4,587	2,510
Dividends received from joint ventures and associated undertakings		198	139	353	236
Net cash outflow for returns on investments and servicing of finance	30	(1,334)	(936)	(47)	(406)
Taxation		(776)	(545)	(1,585)	(325)
Net cash outflow for capital expenditure and financial investment	30	(6,337)	(4,447)	(19,011)	(756)
Net cash (outflow)/inflow from acquisitions and disposals	30	(10,960)	(7,691)	30,653	(4,756)
Equity dividends paid		(1,393)	(978)	(773)	(221)

Cash (outflow)/inflow before management of liquid resources and financing		(9,057)	(6,356)	14,177	(3,718)

Management of liquid resources		10,035	7,042	(7,541)	(33)

Net cash (outflow)/inflow from financing
Issue of ordinary share capital		5,103	3,581	65	362
Issue of shares to minorities		17	12	44	37
Capital element of finance lease payments		(66)	(46)	(9)	–
Debt due within one year:
(Decrease)/increase in short-term debt		(3,542)	(2,486)	(407)	598
Repayment of debt acquired		(1,790)	(1,256)	(7,181)	(449)
Issue of new bonds		–	–	2,823	–
Debt due after one year:
Increase/(decrease) in long-term debt		9	6	46	(550)
Repayment of debt acquired		(1,412)	(991)	(2,072)	(377)
Issue of new bonds		719	505	–	4,246

Net cash (outflow)/inflow from financing		(962)	(675)	(6,691)	3,867

Increase/(decrease) in cash in the year		16	11	(55)	116

Reconciliation of net cash flow to movement in net debt
Increase/(decrease) in cash in the year		16	11	(55)	116
Cash outflow/(inflow) from decrease/(increase) in debt		6,082	4,268	6,800	(3,468)
Cash (inflow)/outflow from (decrease)/increase in liquid resources		(10,035)	(7,042)	7,541	33

(Increase)/decrease in net debt resulting from cash flows		(3,937)	(2,763)	14,286	(3,319)
Net debt acquired on acquisition of subsidiary undertakings		(4,440)	(3,116)	(13,726)	(2,133)
Translation difference		737	517	(629)	316
Other movements		71	50	(10)	1

Increase in net debt in the year		(7,569)	(5,312)	(79)	(5,135)
Opening net debt		(9,578)	(6,722)	(6,643)	(1,508)

Closing net debt	31	(17,147)	(12,034)	(6,722)	(6,643)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated statements of total recognised gains and losses for the years ended 31 March	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	77

Consolidated statements of total recognised gains and losses for the years ended 31 March

	2002 $m	2002 £m	2001 as restated £m	2000 as restated £m

(Loss)/profit for the financial year
Group	(20,137)	(14,131)	(8,730)	982
Share of joint ventures	(301)	(211)	(32)	14
Share of associated undertakings	(2,583)	(1,813)	(1,123)	(454)

	(23,021)	(16,155)	(9,885)	542

Currency translation
Group	(2,822)	(1,980)	2,724	(346)
Share of joint ventures	6	4	45	(35)
Share of associated undertakings	(409)	(287)	2,403	(740)

	(3,225)	(2,263)	5,172	(1,121)

Total recognised gains and losses relating to the year	(26,246)	(18,418)	(4,713)	(579)

Prior period restatement for FRS 19	(550)	(386)

Total gains and losses since last annual report	(26,796)	(18,804)

Movements in equity shareholders’ funds for the years ended 31 March

	2002 $m	2002 £m	2001 as restated £m	2000 as restated £m

(Loss)/profit for the financial year	(23,021)	(16,155)	(9,885)	542
Equity dividends	(1,460)	(1,025)	(887)	(620)

	(24,481)	(17,180)	(10,772)	(78)

Currency translation	(3,225)	(2,263)	5,172	(1,121)
New share capital subscribed, net of issue costs	8,527	5,984	8,972	140,037
Unvested option consideration	–	–	–	1,165
Goodwill transferred to the profit and loss account in respect of business disposals	4	3	1	18
Scrip dividends	–	–	67	81
Shares to be issued	(1,393)	(978)	978	–
Other	–	–	(5)	(20)

Net movement in equity shareholders’ funds	(20,568)	(14,434)	4,413	140,082

Opening equity shareholders’ funds	206,635	145,007	140,594	512

Closing equity shareholders’ funds	186,067	130,573	145,007	140,594

The accompanying notes are an integral part of these Consolidated Financial Statements.

78	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements
1.	Basis of Consolidated Financial Statements

Statutory financial information

The Consolidated Financial Statements are prepared in accordance with applicable accounting standards and conformity with generally accepted accounting principles in the United Kingdom (“UK GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States of America (“US GAAP”) – see note 37.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Amounts in the Consolidated Financial Statements are stated in pounds sterling (£), the currency of the country in which the Company is incorporated. The translation into US dollars of the Consolidated Financial Statements as of, and for the financial year ended 31 March 2002, is for convenience only and has been made at the noon buying rate for cable transfers as announced by the Federal Reserve Bank of New York for customs purposes on 29 March 2002. This rate was $1.4250 : £1. This translation should not be construed as a representation that the pound sterling amounts actually represented have been, or could be, converted into dollars at this or any other rate.

Restatements

a) Segmental basis of reporting. Following the reorganisation of the Group’s overall management structure and geographical division of operations on 1 April 2001 and 1 January 2002, the Group has adopted the following segments for the presentation of its geographical analysis of results: Europe (further sub-analysed between Northern Europe, Central Europe and Southern Europe); Americas; Asia Pacific; and Middle East and Africa. Prior period comparatives have been restated on the new segmental basis.

b) FRS 19, “Deferred tax”. Deferred taxation is now stated on a full liability basis in accordance with FRS 19 and comparative financial information has been restated as necessary. The impact of adopting FRS 19 was to increase the tax charge for the year ended 31 March 2002 and the year ended 31 March 2001 by £521 million and £136 million, respectively, and to reduce the tax charge for the year ended 31 March 2000 by £53 million.
In accordance with FRS 19, goodwill in respect of certain past acquisitions has been restated which resulted in the charge for the amortisation of goodwill for the years ended 31 March 2002, 31 March 2001 and 31 March 2000, reducing by £9 million, £9 million and £2 million, respectively. Equity shareholders’ funds were also restated, resulting in a reduction of £386 million and £239 million as at 31 March 2001 and 31 March 2000, respectively.

2.	Accounting policies

Accounting convention

The Consolidated Financial Statements are prepared under the historical cost convention and in accordance with applicable accounting standards of the Accounting Standards Board and pronouncements of its Urgent Issues Task Force.

Basis of consolidation

The Consolidated Financial Statements include the accounts of the Company, its subsidiary undertakings and its share of the results of joint ventures and associated undertakings for financial statements made up to 31 March 2002. A listing of the Company’s principal subsidiary undertakings, joint ventures and associated undertakings is given in note 36.

The acquisition of Eircell, the acquisition of increased stakes in Japan Telecom and the J-Phone Group and the acquisition of an interest in Grupo Iusacell, have been accounted for as acquisitions in accordance with FRS 6, “Acquisitions and Mergers”.

Foreign currencies

Transactions in foreign currencies are recorded at the exchange rates ruling on the dates of those transactions, adjusted for the effects of any hedging arrangements. Foreign currency monetary assets and liabilities are translated into sterling at year end rates.

The results of international subsidiary undertakings, joint ventures and associated undertakings are translated into sterling at average rates of exchange. The adjustment to year end rates is taken to reserves. Exchange differences, which arise on the retranslation of international subsidiary undertakings’, joint ventures’ and associated undertakings’ balance sheets at the beginning of the year, and equity additions and withdrawals during the financial year, are dealt with as a movement in reserves.

Other translation differences are dealt with in the profit and loss account.

Notes to the Consolidated Financial Statements	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	79

Turnover

Turnover from mobile telecommunications primarily comprises amounts charged to contract customers in respect of monthly access charges, which are invoiced and recorded as part of a periodic billing cycle, and airtime usage which is recognised as the mobile services are provided. Unbilled turnover resulting from mobile services provided to contract customers from the billing cycle date to the end of each period is accrued and unearned monthly access charges relating to periods after each accounting period end are deferred. Turnover from sales of prepaid credit is deferred until such time as the customer uses the airtime. Other turnover from mobile communications primarily comprises equipment sales, which are recognised upon delivery to customers, and connection charges, which are recognised upon activation of the customer on the network.

Turnover also includes amounts charged to customers of the Group’s fixed line businesses, primarily in respect of access charges and line usage.

Derivative financial instruments

Transactions in derivative financial instruments are undertaken for risk management purposes only.

The Group uses derivative financial instruments to hedge its exposure to interest rate and foreign currency risk. To the extent that such instruments are matched against an underlying asset or liability, they are accounted for using hedge accounting.

Gains or losses on interest rate instruments are matched against the corresponding interest charge or interest receivable in the profit and loss account over the life of the instrument. For foreign exchange instruments, gains or losses and premiums or discounts are matched to the underlying transactions being hedged.

Termination payments made or received in respect of derivative financial instruments held for hedging purposes are spread over the life of the underlying exposure where the underlying exposure continues to exist. Where the underlying exposure ceases to exist, any termination payments are taken to the profit and loss account.

Pensions

Costs relating to defined benefit plans, which are subject to periodic valuations calculated by professionally qualified actuaries, are charged against profits, within staff costs so that the expected costs of providing pensions are recognised during the period in which benefit is derived from the employees’ services.

The costs of the various pension schemes may vary from the funding, dependent upon actuarial advice, with any difference between pension cost and funding being treated as a provision or prepayment.

Defined contribution pension costs charged to the profit and loss account represent contributions payable in respect of the period.

Research and development

Expenditure on research and development is written off in the year in which it is incurred.

Goodwill

Goodwill is calculated as the surplus of cost over fair value attributed to the net assets (excluding goodwill) of subsidiary, joint venture and associated undertakings acquired.

For acquisitions made after the financial year ended 31 March 1998, goodwill is capitalised and held as a foreign currency denominated asset, where applicable. Goodwill is amortised on a straight line basis over its estimated useful economic life. For acquired network businesses, whose operations are governed by fixed term licences, the amortisation period is determined primarily by reference to the unexpired licence period and the conditions for licence renewal. For other acquisitions, including customer bases, the amortisation period for goodwill is typically between 5 and 10 years.

For acquisitions made before 1 April 1998, when FRS 10, “Goodwill and Intangible Assets”, was adopted, goodwill was written off directly to reserves. Goodwill written off directly to reserves is reinstated in the profit and loss account when the related business is sold.

80	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements continued

Other intangible fixed assets

Purchased intangible fixed assets, including licence fees, are capitalised at cost.

Network licence costs are amortised over the periods of the licences. Amortisation is charged from commencement of service of the network. The annual charge is calculated in proportion to the expected usage of the network during the start up period and on a straight line basis thereafter.

Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation.

Depreciation is not provided on freehold land. The cost of other tangible fixed assets is written off, from the time they are brought into use, by equal instalments over their expected useful lives as follows:

Freehold buildings	25-50 years
Leasehold premises	the term of the lease
Motor vehicles	4 years
Computers and software	3-5 years
Equipment, fixtures and fittings	5-10 years

The cost of tangible fixed assets includes directly attributable incremental costs incurred in their acquisition and installation.

Investments

The Consolidated Financial Statements include investments in associated undertakings using the equity method of accounting. An associated undertaking is an entity in which the Group has a participating interest and, in the opinion of the directors, can exercise significant influence on its management. The profit and loss account includes the Group’s share of the operating profit or loss, exceptional items, interest income or expense and attributable taxation of those entities. The balance sheet shows the Group’s share of the net assets or liabilities of those entities, together with loans advanced and attributed goodwill.

The Consolidated Financial Statements include investments in joint ventures using the gross equity method of accounting. A joint venture is an entity in which the Group has a long-term interest and exercises joint control. Under the gross equity method, a form of the equity method of accounting, the Group’s share of the aggregate gross assets and liabilities underlying the investment in the joint venture is included in the balance sheet and the Group’s share of the turnover of the joint venture is disclosed in the profit and loss account.

Other investments, held as fixed assets, comprise equity shareholdings and other interests. They are stated at cost less provision for any impairment. Dividend income is recognised upon receipt and interest when receivable.

Stocks

Stocks are valued at the lower of cost and estimated net realisable value.

Deferred taxation

Deferred tax is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax is not provided on timing differences arising from the revaluation of fixed assets where there is no binding commitment to sell the asset. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Leases

Rental costs under operating leases are charged to the profit and loss account in equal annual amounts over the periods of the leases.

Assets acquired under finance leases, which transfer substantially all the rights and obligations of ownership, are accounted for as though purchased outright. The fair value of the asset at the inception of the lease is included in tangible fixed assets and the capital element of the leasing commitment included in creditors. Finance charges are calculated on an actuarial basis and are allocated over each lease to produce a constant rate of charge on the outstanding balance.

Lease obligations which are satisfied by cash and other assets deposited with third parties are set-off against those assets in the Group’s balance sheet.

Notes to the Consolidated Financial Statements	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	81

3.

 Segmental analysis

The Group’s business is principally the supply of mobile telecommunications services and products. Other operations primarily comprise fixed line telecommunications businesses and the Vizzavi joint venture.

	Continuing operations £m	Acquisitions £m	2002 £m	2001 as restated £m	2000 as restated £m
Group turnover
Mobile telecommunications:
Northern Europe	4,955	477	5,432	4,511	3,723
Central Europe	4,177	–	4,177	4,031	6
Southern Europe	6,743	–	6,743	4,479	877

Europe	15,875	477	16,352	13,021	4,606
Americas	12	–	12	9	2,585
Asia Pacific	749	3,323	4,072	713	565
Middle East and Africa	306	–	306	308	117

	16,942	3,800	20,742	14,051	7,873
Other operations:
Europe	998	–	998	953	–
Asia Pacific	–	1,105	1,105	–	–

	17,940	4,905	22,845	15,004	7,873

Operating profit/(loss)
Mobile telecommunications:
Northern Europe	1,121	(80)	1,041	968	810
Central Europe	(4,860)	–	(4,860)	(4,975)	(30)
Southern Europe	(1,877)	–	(1,877)	(2,060)	194

Europe	(5,616)	(80)	(5,696)	(6,067)	974
Americas	(68)	–	(68)	(179)	(71)
Asia Pacific	(33)	48	15	7	34
Middle East and Africa	34	–	34	95	46

	(5,683)	(32)	(5,715)	(6,144)	983
Other operations:
Europe	(4,252)	–	(4,252)	(295)	–
Asia Pacific	(11)	(399)	(410)	–	–

	(9,946)	(431)	(10,377)	(6,439)	983

Share of operating profit/(loss) in joint ventures and associated undertakings
Mobile telecommunications:
Northern Europe	(287)	3	(284)	(350)	20
Central Europe	27	–	27	(16)	(185)
Southern Europe	(94)	–	(94)	(16)	(48)

Europe	(354)	3	(351)	(382)	(213)
Americas	11	(498)	(487)	(31)	(27)
Asia Pacific	(162)	(51)	(213)	(99)	(26)
Middle East and Africa	97	–	97	86	81

	(408)	(546)	(954)	(426)	(185)
Other operations:
Europe	(481)	–	(481)	(124)	–
Asia Pacific	–	(22)	(22)	–	–

	(889)	(568)	(1,457)	(550)	(185)

82	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Notes to the Consolidated Financial Statements

Notes to Consolidated Financial Statements continued

	Continuing operations £m	Acquisitions £m	2002 £m	2001 as restated £m	2000 as restated £m

Total Group operating profit/(loss) before goodwill and exceptional items
Mobile telecommunications:
Northern Europe	1,568	117	1,685	1,284	930
Central Europe	1,543	–	1,543	1,097	324
Southern Europe	2,072	–	2,072	1,449	407

Europe	5,183	117	5,300	3,830	1,661
Americas	1,296	21	1,317	1,237	541
Asia Pacific	115	474	589	205	188
Middle East and Africa	161	–	161	213	148

	6,755	612	7,367	5,485	2,538

Other operations:
Europe	(306)	–	(306)	(281)	–
Asia Pacific	(11)	(6)	(17)	–	–

	6,438	606	7,044	5,204	2,538

Amortisation of goodwill	(12,715)	(755)	(13,470)	(11,873)	(1,710)
Exceptional operating items (note 4)	(4,558)	(850)	(5,408)	(320)	(30)

	(10,835)	(999)	(11,834)	(6,989)	798

Exceptional non-operating items (note 6)

Mobile telecommunications:
Northern Europe	–	–	–	(19)	11
Central Europe	(20)	–	(20)	–	941
Southern Europe	52	–	52	261	–

Europe	32	–	32	242	952
Americas	–	–	–	(33)	–
Asia Pacific	(881)	–	(881)	(134)	–
Middle East and Africa	–	–	–	5	2

	(849)	–	(849)	80	954
Other operations:
Europe	(11)	–	(11)	–	–
Asia Pacific	–	–	–	–	–

	(860)	–	(860)	80	954

Notes to the Consolidated Financial Statements	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	83

	Continuing operations £m	Acquisitions £m	2002 £m	2001 as restated £m	2000 as restated £m

Profit/(loss) on ordinary activities before interest
Mobile telecommunications:
Northern Europe	834	(77)	757	599	841
Central Europe	(4,853)	–	(4,853)	(4,991)	726
Southern Europe	(1,919)	–	(1,919)	(1,815)	146

Europe	(5,938)	(77)	(6,015)	(6,207)	1,713
Americas	(57)	(498)	(555)	(243)	(98)
Asia Pacific	(1,076)	(3)	(1,079)	(226)	8
Middle East and Africa	131	–	131	186	129

	(6,940)	(578)	(7,518)	(6,490)	1,752
Other operations:
Europe	(4,744)	–	(4,744)	(419)	–
Asia Pacific	(11)	(421)	(432)	–	–

	(11,695)	(999)	(12,694)	(6,909)	1,752

Turnover is by origin, which is not materially different from turnover by destination.

Amounts for acquisitions comprise results from Eircell, the J-Phone Group, Japan Telecom and the Group’s share of the results of Grupo Iusacell. Further details regarding acquisitions are included in note 26.

Included within total Group operating (loss)/profit are the following amounts in respect of depreciation and amortisation:

	2002 £m	2001 £m	2000 £m

Depreciation and amortisation charges, excluding goodwill
Mobile telecommunications:
Northern Europe	550	374	226
Central Europe	474	349	–
Southern Europe	759	495	145

Europe	1,783	1,218	371
Americas	19	6	294
Asia Pacific	586	107	84
Middle East and Africa	57	36	9

	2,445	1,367	758
Other operations:
Europe	264	250	–
Asia Pacific	205	–	–

	2,914	1,617	758

	2002 £m	2001 as restated £m	2000 as restated £m

Amortisation of goodwill
Mobile telecommunications:
Northern Europe	900	668	100
Central Europe	6,377	6,026	539
Southern Europe	4,043	3,525	261

Europe	11,320	10,219	900
Americas	1,343	1,225	609
Asia Pacific	617	264	180
Middle East and Africa	30	29	21

	13,310	11,737	1,710
Other operations:
Europe	145	136	–
Asia Pacific	15	–	–

	13,470	11,873	1,710

84	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements continued

	2002 £m	2001 as restated £m

Net assets/(liabilities) and attributed goodwill (before net borrowings) of subsidiary undertakings
Mobile telecommunications:
Northern Europe	10,415	11,684
Central Europe	50,581	59,869
Southern Europe	39,773	42,759

Europe	100,769	114,312
Americas	(1,444)	(452)
Asia Pacific	15,784	2,810
Middle East and Africa	809	916

	115,918	117,586

Other operations:
Europe	287	4,104
Asia Pacific	1,956	704

	118,161	122,394

Share of net assets and attributed goodwill of joint ventures and associated undertakings
Mobile telecommunications:
Northern Europe	3,374	3,907
Central Europe	2,203	2,263
Southern Europe	114	127

Europe	5,691	6,297
Americas	21,356	21,363
Asia Pacific	41	3,580
Middle East and Africa	179	188

	27,267	31,428

Other operations:
Europe	19	328
Asia Pacific	15	–

	27,301	31,756

Total net assets, before net borrowings	145,462	154,150
Net borrowings	(12,034)	(6,722)

	133,428	147,428

The Group’s total net assets, before net borrowings, primarily comprise long-lived assets of £153,462m (2001 as restated: £154,208m).

Notes to the Consolidated Financial Statements	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	85

	2002 £m	2001 £m	2000 £m
Capital expenditure on intangible and tangible fixed assets (excluding goodwill)
Mobile telecommunications:
Northern Europe	925	7,529	807
Central Europe	1,028	6,200	–
Southern Europe	1,695	2,552	622

Europe	3,648	16,281	1,429
Americas	23	67	587
Asia Pacific	826	366	256
Middle East and Africa	152	174	41

	4,649	16,888	2,313

Other operations:
Europe	214	380	–
Asia Pacific	255	–	–

	5,118	17,268	2,313

4.	Exceptional operating items

	2002 £m	2001 £m	2000 £m

Impairment of intangible and tangible fixed assets	5,100	91	–
Reorganisation costs	86	85	30
Share of exceptional operating items of associated undertakings and joint ventures	222	141	–
Other items	–	3	–

	5,408	320	30

The impairment charges of £5,100 million primarily relate to the carrying value of goodwill for Arcor, Cegetel, Grupo Iusacell and Japan Telecom. Reorganisation costs of £86 million relate to the Group’s operations in Australia and the UK. The Group’s share of exceptional items of its associated undertakings and joint ventures of £222 million, comprise £102 million of, principally, asset write-downs in J-Phone Vodafone and £115 million of reorganisation costs in Verizon Wireless and Vizzavi.

Exceptional operating items for 2001 of £320 million primarily comprise impairment charges of £91 million in relation to the carrying value of certain assets within the Group’s Globalstar service provider businesses, £85 million of reorganisation costs relating to the Group’s operations in Germany and the US, and £141 million in relation to the Group’s share of restructuring costs incurred by Verizon Wireless.

86	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements continued

5.	Operating profit

	Continuing operations £m	Acquisitions £m	2002 £m	2001 as restated £m	2000 as restated £m

Group turnover	17,940	4,905	22,845	15,004	7,873
Cost of sales	9,892	3,554	13,446	8,702	4,359

	8,048	1,351	9,399	6,302	3,514

Selling and distribution costs	1,196	261	1,457	1,162	869
Administrative expenses	16,798	1,521	18,319	11,579	1,662
Amortisation of goodwill	10,429	533	10,962	9,585	672
Exceptional operating items	4,086	400	4,486	176	30
Other administration costs	2,283	588	2,871	1,818	960

Total operating expenses	17,994	1,782	19,776	12,741	2,531

Operating (loss)/profit	(9,946)	(431)	(10,377)	(6,439)	983

Operating (loss)/profit has been arrived at after charging:

	2002 £m	2001 as restated £m	2000 as restated £m
Depreciation of tangible fixed assets:
Owned assets	2,702	1,568	698
Leased assets	178	25	48
Amortisation of goodwill	10,962	9,585	672
Amortisation of other intangible fixed assets	34	24	12
Research and development	110	72	46
Bad debt expense	196	127	71
Payments under operating leases:
Plant and machinery	38	19	76
Other assets	307	229	278
Auditors’ remuneration:
Audit work	4	3	1
Other fees:
United Kingdom	–	2	3
Overseas	5	6	4

Auditors’ other fees incurred on acquisitions and specific capital projects and business acquisitions and disposals during the year totalling £17m (2001: £14m) have been excluded from the above analysis, of which £2m (2001: £4m) was incurred by overseas operations. The total amount charged by Deloitte & Touche for non-audit assignments of £22m (2001: £22m) includes £18m for IT consultancy (2001: £10m), £1m for taxation services (2001: £3m) and £3m for other services including due diligence reviews (2001: £9m). Fees for IT consultancy include £14m in respect of a contract awarded in 2000 and completed in 2002.

Notes to the Consolidated Financial Statements	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	87

Joint ventures and associated undertakings

Group turnover includes sales to joint ventures and associated undertakings of £27m (2001: £211m, 2000: £303m), primarily comprising network airtime and access charges. Total operating costs include charges from joint ventures and associated undertakings of £42m (2001: £84m, 2000: £82m), primarily comprising roaming charges.

The Group’s share of the turnover and operating loss of joint ventures and associated undertakings is further analysed as follows:

	Continuing operations £m	Acquisitions £m	2002 £m	2001 £m	2000 £m

Share of turnover:
Joint ventures	3	–	3	98	362
Associated undertakings	10,542	151	10,693	8,891	3,286

	10,545	151	10,696	8,989	3,648

	Continuing operations £m	Acquisitions £m	2002 £m	2001 as restated £m	2000 as restated £m

Share of operating loss:
Joint ventures	(231)	–	(231)	(42)	(40)
Associated undertakings	(658)	(568)	(1,226)	(508)	(145)

	(889)	(568)	(1,457)	(550)	(185)

6.	Exceptional non-operating items

	2002 £m	2001 £m	2000 £m

Amounts written off fixed asset investments	(920)	(193)	–
Profit on disposal of fixed asset investments	9	6	954
Profit on disposal of fixed assets	10	6	–
Profit on disposal of businesses	41	–	–
Profit on termination of hedging instrument	–	261	–

	(860)	80	954

Amounts written off fixed asset investments primarily relate to the Group’s interest in China Mobile. The profit on disposal of fixed asset investments relates to a profit on disposal of the Group’s 11.7% interest in the Korean mobile operator, Shinsegi Telecom, Inc. The profit on disposal of businesses principally relates to a gain arising on the reduction in the Group’s interest in Vodafone-Panafon Hellenic Telecommunications Company S.A., from 55% to 51.9%.

The profit on termination of the hedging instrument arose in March 2001 upon the settlement of a hedging transaction entered into by the Group in order to obtain protection against an adverse market-related price adjustment included in the original terms of the agreement for the sale of Infostrada S.p.A. This hedging transaction was terminated with cash proceeds to the Group of approximately €410 million. The amounts written off of fixed asset investments in the year ended 31 March 2001 are in relation to the Group’s interest in Globalstar and its previous interest in Shinsegi Telecom, Inc.

The profit on disposal of fixed asset investments in the year ended 31 March 2000 arose primarily from the disposal of the Group’s 17.24% shareholding in E-Plus Mobilfunk GmbH, the disposal of the Group’s 20% shareholding in a UK service provider, Martin Dawes Telecommunications Limited, and the disposal of the Group’s 50% shareholding in Comfone AG in Switzerland.

Under US GAAP, the above exceptional non-operating items would be reclassified as “Operating items” and would reduce or increase operating profit accordingly.

88	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements continued

7.	Net interest payable

	2002 £m	2001 £m	2000 £m
Parent and subsidiary undertakings:
Interest receivable and similar income	(468)	(306)	(55)

Interest payable and similar charges:
Bank loans and overdrafts	468	438	214
Other loans	494	707	174
Finance leases	9	11	–
Exceptional finance costs	–	–	17

	971	1,156	405

Group net interest payable	503	850	350

Share of joint ventures:
Interest payable and similar charges	12	2	3

Share of associated undertakings:
Interest receivable and similar income	(23)	(6)	(3)
Interest payable and similar charges	353	331	51

	330	325	48

Share of joint ventures and associated undertakings net interest payable	342	327	51

Net interest payable	845	1,177	401

The exceptional finance costs in the year ended 31 March 2000 were incurred in restructuring the Group’s borrowing facilities in relation to the acquisition of Mannesmann.

Notes to the Consolidated Financial Statements	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	89

8.	Tax on (loss)/profit on ordinary activities

	2002 £m	2001 as restated £m	2000 as restated £m
United Kingdom
Corporation tax charge at 30% (2001: 30%, 2000: 30%)	187	191	117

Overseas corporation tax
Current tax:
Current year	857	957	675
Prior year	(322)	(48)	–

	535	909	675

Total current tax	722	1,100	792

Deferred tax – origination of and reversal of timing differences	1,489	381	(176)

Tax on profit on ordinary activities	2,211	1,481	616
Tax on exceptional items	(71)	(55)	16

Total tax charge	2,140	1,426	632

Parent and subsidiary undertakings	1,925	1,195	428
Share of joint ventures	(23)	(12)	(57)
Share of associated undertakings	238	243	261

	2,140	1,426	632

The decrease in the effective rate of taxation, before goodwill amortisation and exceptional items, for the year ended 31 March 2002 is primarily as a result of a one off German tax refund arising from the distribution of retained earnings. In Germany, retained earnings were subject to a higher rate of corporation tax than distributed earnings.

The tax recoverable on exceptional items of £71m (2001: £55m, 2000: tax payable of £16m) is mainly in respect of reorganisation costs.

90	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements continued

Differences between UK statutory tax charge and the Group’s standard and effective tax charge

(a) Reconciliation of expected tax charge using the UK statutory tax rate to the actual tax charge

The differences between the Group’s expected tax charge, using the UK corporation tax rate of 30% in 2002, 2001 and 2000 and the Group’s tax charge for each of those years were as follows:

	2002 £m	2001 £m	2000 £m
Expected tax (credit)/charge at UK corporation tax rate on (loss)/profit on ordinary activities	(4,062)	(2,426)	405
Amortisation of goodwill	4,041	3,562	514
Exceptional non-operating items	258	(24)	(287)
Exceptional operating items	1,622	96	9

Expected tax charge at UK corporation tax rate pre goodwill and exceptional items	1,859	1,208	641
Permanent differences	126	403	(36)
Excess tax depreciation over book depreciation	6	26	24
Short term timing differences	12	(2)	(1)
Loss forward utilised/current year losses for which no credit taken	385	261	62
Prior year adjustments	(79)	(44)	(4)
Net undercharge relating to international associated undertakings	–	(56)	(74)
Non taxable profits/non deductible losses	(392)	(482)	(85)
International corporate tax rate differentials and other	294	167	89

Actual total tax charge (excluding tax on exceptional items)	2,211	1,481	616

(b) Reconciliation of expected tax charge using the standard tax rate to the actual current tax charge

The differences between the Group’s expected tax charge, using the Group’s standard corporation tax rate of 37.2% in 2002 and 2001 and 35.5% in 2000, comprising the average rates of tax payable across the Group and weighted in proportion to accounting profits, and the Group’s current tax charge for each of those years were as follows:

	2002 £m	2001 £m	2000 £m
Expected tax (credit)/charge at standard tax rate on (loss)/profit on ordinary activities	(5,037)	(3,008)	479
Amortisation of goodwill	5,011	4,417	608
Exceptional non-operating items	320	(30)	(339)
Exceptional operating items	2,012	119	11

Expected tax charge at standard tax rate on profit on ordinary activities before goodwill and exceptional items	2,306	1,498	759
Permanent differences	111	386	(43)
Excess tax depreciation over book depreciation	(423)	(131)	(44)
Short term timing differences	(559)	(215)	207
Deferred tax on overseas earnings	(491)	(79)	(5)
Loss forward utilised/current year losses for which no credit taken	415	264	38
Prior year adjustments	(92)	(43)	(5)
Non taxable profits/non deductible losses	(392)	(482)	(88)
International corporate tax rate differentials and other	(153)	(98)	(27)

Actual current tax charge (excluding tax on exceptional items)	722	1,100	792

At 31 March 2002, the Group had the following trading and non-trading losses available for carry forward. These losses are available for offset against future trading and non-trading profits of certain Group, joint venture and associated undertakings:

£m
UK subsidiaries’ trading and non-trading losses	122
International subsidiaries’ trading and non-trading losses	2,212
Share of joint venture losses	105
Share of international associated undertakings’ trading and non-trading losses	109

Notes to the Consolidated Financial Statements	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	91

9.	Equity dividends

	2002 £m	2002 Pence per ordinary share	2001 £m	2001 Pence per ordinary share	2000 £m	2000 Pence per ordinary share
Additional final dividend payable in respect of the year ended 31 March 2001	22	–	–	–	–	–
Interim dividend paid	492	0.7224	423	0.6880	203	0.6550
Proposed final dividend	511	0.7497	464	0.7140	417	0.6800

	1,025	1.4721	887	1.4020	620	1.3350

10.	Earnings per share

	2002	2001 as restated	2000 as restated
Weighted average number of shares (millions) in issue during the year and used to calculate:
Basic and adjusted earnings per share	67,961	61,439	27,100
Dilutive effect of employee share options	(246)	(41)	260

Diluted earnings per share	67,715	61,398	27,360

	£m	£m	£m
(Loss)/earnings for basic (loss)/earnings per share	(16,155)	(9,885)	542
Goodwill amortisation	13,470	11,873	1,710
Exceptional operating items, net of attributable taxation and minority interests	5,309	230	19
Exceptional non-operating items, net of attributable taxation	874	(45)	(954)
Exceptional finance costs, net of attributable taxation	–	–	12

Adjusted basic earnings per share	3,498	2,173	1,329

	Pence per share	Pence per share	Pence per share
(Loss)/earnings for basic (loss)/earnings per share	(23.77)	(16.09)	2.00
Goodwill amortisation	19.82	19.32	6.31
Exceptional operating items, net of attributable taxation and minority interests	7.81	0.38	0.07
Exceptional non-operating items, net of attributable taxation	1.29	(0.07)	(3.52)
Exceptional finance costs, net of attributable taxation	–	–	0.04

Adjusted basic earnings per share	5.15	3.54	4.90

Diluted basic (loss)/earnings per share	(23.86)	(16.10)	1.98

(Loss)/earnings for basic (loss)/earnings per share represents the net (loss)/profit attributable to ordinary shareholders, being the (loss)/profit on ordinary activities after taxation and minority interests, and has also been used to calculate diluted earnings per share. Adjusted basic earnings per share is calculated after adjusting for goodwill amortisation and exceptional items and is presented under UK GAAP in order to highlight the underlying performance of the Group. It is not a recognised measure under US GAAP.

92	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements continued

11.	Intangible fixed assets

	Goodwill £m	Licence and spectrum fees £m	Total £m

Cost
1 April 2001(1)	104,482	14,097	118,579
Exchange movements	(2,047)	(173)	(2,220)
Acquisitions (note 26)	4,938	–	4,938
Additions	–	415	415
Reclassifications from associated undertakings (note 13)	9,254	–	9,254

31 March 2002	116,627	14,339	130,966

Amortisation
1 April 2001	9,671	55	9,726
Exchange movements	(54)	1	(53)
Charge for the year	10,962	34	10,996
Impairment (note 14)	4,353	–	4,353

31 March 2002	24,932	90	25,022

Net book value
31 March 2002	91,695	14,249	105,944

31 March 2001	94,811	14,042	108,853

Note:
(1)	Goodwill at 1 April 2001 has been restated for FRS 19, “Deferred tax”.

For acquisitions prior to 1 April 1998, the cumulative goodwill written off to reserves, net of the goodwill attributed to business disposals, was £723m at 31 March 2002 (2001: £726m).

Notes to the Consolidated Financial Statements	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	93

12.	Tangible fixed assets

	Land and buildings £m	Equipment, fixtures and fittings £m	Network infra- structure £m	Total £m

Cost
1 April 2001	588	2,872	9,858	13,318
Exchange movements	(40)	(392)	(792)	(1,224)
Acquisitions of businesses	346	700	6,679	7,725
Additions	37	1,361	3,305	4,703
Disposals	(53)	(219)	(999)	(1,271)
Reclassifications	(20)	(91)	111	–

31 March 2002	858	4,231	18,162	23,251

Accumulated depreciation and impairment
1 April 2001	65	579	2,088	2,732
Exchange movements	(14)	(40)	(322)	(376)
Charge for the year	77	761	2,042	2,880
Amounts written off	–	41	–	41
Disposals	(21)	(62)	(484)	(567)
Reclassifications	15	(109)	94	–

31 March 2002	122	1,170	3,418	4,710

Net book value
31 March 2002	736	3,061	14,744	18,541

31 March 2001	523	2,293	7,770	10,586

The net book value of land and buildings comprises freeholds of £499m (2001: £323m), long leaseholds of £80m (2001: £114m) and short leaseholds of £157m (2001: £86m). The net book value of equipment, fixtures and fittings includes £5m (2001: £Nil), and the net book value of network infrastructure includes £468m (2001: £225m) in respect of assets held under finance leases (see note 27).

Network infrastructure at 31 March 2002 comprises:

	Freehold premises £m	Short-term leasehold premises £m	Equipment, fixtures and fittings £m	Total £m

Cost	654	1,227	16,281	18,162
Accumulated depreciation	151	283	2,984	3,418

Net book value	503	944	13,297	14,744

31 March 2001
Net book value	41	748	6,981	7,770

94	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements continued

13.	Fixed asset investments Joint ventures and associated undertakings
	Group
	Joint ventures £m	Associated undertakings £m
Share of net (liabilities)/assets
1 April 2001(1)	(58)	837
Exchange movements	1	(33)
Acquisitions	–	324
Share of retained results excluding goodwill amortisation	(190)	1,239
Share of goodwill amortisation	(22)	(25)
Reclassifications	–	(81)

31 March 2002	(269)	2,261

Capitalised goodwill
1 April 2001(1)	–	30,867
Exchange movements	–	(247)
Acquisitions (note 26)	–	6,771
Goodwill amortisation	–	(2,461)
Impairment (note 14)	–	(706)
Reclassifications to intangible assets (note 11)	–	(9,254)

31 March 2002	–	24,970

Loan advances
1 April 2001	85	25
Exchange movements	3	(7)
Loan advances	233	–

31 March 2002	321	18

Net book value
31 March 2002	52	27,249

31 March 2001	27	31,729

Note:
(1)	Restated for FRS 19, “Deferred tax”.

Notes to the Consolidated Financial Statements	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	95

The goodwill capitalised in the year in respect of associated undertakings of £6,771m relates primarily to the Group’s acquisition of interests in the J-Phone Group, Japan Telecom and Grupo Iusacell.

Reclassifications of associated undertakings primarily comprise amounts in respect of the Group’s interests in Japan Telecom and the J-Phone Group, which were accounted for within other fixed asset investments and investments in associated undertakings, respectively, prior to the acquisition by the Group of controlling stakes during the year.

The Group’s share of its joint ventures’ and associated undertakings’ post acquisition accumulated (losses)/profits at 31 March 2002 amounted to £(269)m (2001: £(58)m) and £1,887m (2001: £941m), respectively.

The maximum aggregate loans to joint ventures and associated undertakings (including former joint ventures and associated undertakings) during the year which are not included within the period end balance were £Nil and £7m (2001: £Nil and £8m).

For acquisitions of associated undertakings prior to 1 April 1998, the cumulative goodwill written off to reserves, net of the goodwill attributed to business disposals, was £467m at 31 March 2002 (2001: £467m).

The Group’s share of its joint ventures and associated undertakings comprises:

	Joint ventures		Associated undertakings
	2002 £m	2001 £m	2002 £m	2001 £m

Share of turnover of joint ventures and associated undertakings	3	98	10,693	8,891

Share of assets
Fixed assets	55	65	7,487	7,519
Current assets	20	23	2,816	3,247

	75	88	10,303	10,766

Share of liabilities
Liabilities due within one year	371	144	5,136	5,889
Liabilities due after more than one year	–	2	2,782	3,917
Minority interests	(27)	–	124	123

	344	146	8,042	9,929

Share of net (liabilities)/assets	(269)	(58)	2,261	837
Loans	321	85	18	25
Attributed goodwill net of amortisation charges	–	–	24,970	30,867

	52	27	27,249	31,729

Analysed as:
Fixed asset investments	321	85	27,249	31,729
Provisions for liabilities and charges	(269)	(58)	–	–

	52	27	27,249	31,729

The Group’s principal joint ventures, associated undertakings and fixed asset investments are detailed in note 36.

96	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements continued

The Group’s share of turnover, profits and losses, assets and liabilities of Verizon Wireless included in the above analysis is as follows:

	2002 £m	2001 £m
Share of:
Turnover	5,602	5,000

Profit before taxation and goodwill amortisation	1,058	926
Goodwill amortisation	(1,259)	(1,229)

Loss on ordinary activities before taxation	(201)	(303)
Tax on loss on ordinary activities	(66)	(53)

Loss on ordinary activities after taxation	(267)	(356)

Fixed assets	5,777	5,027
Current assets	1,678	1,342
Liabilities due within one year	(3,782)	(3,529)
Liabilities due after more than one year	(2,148)	(2,394)
Minority interests	(123)	(123)

Share of net assets	1,402	323
Attributed goodwill net of amortisation charges	19,748	21,034

Share of net assets and attributed goodwill	21,150	21,357

Other fixed asset investments

Group £m
Cost or valuation
1 April 2001	3,141
Exchange movements	55
Additions	1,884
Disposals	(121)
Reclassifications	(2,432)
Other	(14)

31 March 2002	2,513

£m
Amounts written off
1 April 2001	186
Amounts written off during the year	920

31 March 2002	1,106

Net book value
31 March 2002	1,407

31 March 2001	2,955

Additions primarily comprise the acquisition of a 17.5% interest in Japan Telecom. An amount of £2,429m is included in reclassifications, representing the transfer of Japan Telecom to investments in associated undertakings, following a further stake increase of 20%.

Fixed asset investments at 31 March 2002 include 2,113,243 shares in the Company held by a Qualifying Employee Share Ownership Trust (“QUEST”). These shares had a £Nil cost to the Group. Further detail is provided within note 23.

Fixed asset investments also include 15,074,436 shares in the Company, held by the Vodafone Group Employee Trust, to satisfy the potential award of shares under the Group’s Long Term Incentive Plan and Short Term Incentive Plan, and 7,189,316 shares in the Company, held by the Group’s Australian and New Zealand businesses, in respect of an employee share option plan. The cost to the Group of these shares was £33m and their market value at 31 March 2002 was £29m.

Notes to the Consolidated Financial Statements	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	97

The Company’s fixed asset investments can be analysed as follows:

	Subsidiary undertakings £m	Joint ventures £m	Associated undertakings £m	Total £m
Cost
1 April 2001	103,562	85	11	103,658
Exchange movements	–	3	(2)	1
Additions	18,113	–	–	18,113
Disposals	(14,623)	–	–	(14,623)
Loans to joint ventures	–	233	–	233

31 March 2002	107,052	321	9	107,382

	£m	£m	£m	£m
Amounts written off
1 April 2001	–	–	–	–
Amounts written off during the year	4,083	–	–	4,083

31 March 2002	4,083	–	–	4,083

Net book value
31 March 2002	102,969	321	9	103,299

31 March 2001	103,562	85	11	103,658

Loans to joint ventures and associated undertakings included above amounted to £321m and £9m, respectively, at 31 March 2002 (2001: £85m and £11m).

14.

Impairment

In accordance with accounting standards the Group regularly monitors the carrying value of its fixed assets. At the half year, the review resulted in an impairment charge of £4,750 million. A further review was undertaken at 31 March 2002 at a time when certain companies in the telecommunications sector were showing signs of deteriorating performance in difficult market conditions.

The review assessed whether the carrying value of assets was supported by the net present value of future cash flows derived from assets using cash flow projections for each asset in respect of the period to 31 March 2011.

For mobile businesses, projections reflect investment in network infrastructure to provide enhanced voice services and a platform for new data products and services, enabled by GPRS and 3G technologies, which are forecast to be significant drivers of future revenue growth. Capital expenditure is heaviest in the early years of the projections, but in most countries is expected to fall to below 10% of revenues by the year ended 31 March 2008. Revenue growth is forecast from a combination of new data products and services and strong underlying voice ARPU. Data revenue is expected to increase significantly to 2006 but grow at more modest rates to 2011. Voice ARPU is forecast to benefit from new services and traffic moving from fixed networks to mobile networks and reflects the impact of price declines. Accordingly, the directors believe that it is appropriate to use projections in excess of five years as growth in cash flows for the period to 31 March 2011 is expected to exceed relevant country growth in nominal GDP.

For the years beyond 1 April 2011, forecast growth rates at nominal GDP have been assumed for mobile businesses and below nominal GDP for non-mobile businesses. The discount rates for the major markets reviewed were based on company specific pre-tax weighted average cost of capital percentages and ranged from 8.8% to 11.5%.

In respect of the Group’s investment in China Mobile, the review assessed the carrying value against external analyst market valuations.

The results of the review indicated that, whilst no impairment charge was necessary in respect of the Group’s controlled mobile businesses, further impairment charges totalling £1,250m were necessary in respect of non-controlled mobile and non-mobile businesses. This brings the total charge for the year to £6,000m, as detailed below.

Company	Total charge for year ended 31 March 2002 £m
Arcor	4,000
Japan Telecom	400
Cegetel	250
Grupo Iusacell	450
China Mobile	900

6,000

98	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements continued

15.	Stocks
		Group
		2002 £m	2001 £m

	Work in progress	208	–
	Goods held for resale	305	316

		513	316

Stocks are reported net of allowances for obsolescence, an analysis of which is as follows:

	2002 £m	2001 £m	2000 £m

Opening balance at 1 April	32	9	7
Exchange adjustments	(7)	–	4
Amounts (credited)/charged to the profit and loss account	(5)	23	–
Acquisitions	106	–	–
Assets written off	–	–	(2)

Closing balance at 31 March	126	32	9

16.	Debtors

		Group		Company
		2002	2001 as restated	2002	2001
		£m	£m	£m	£m
	Due within one year:
	Trade debtors	3,389	1,852	–	–
	Amounts owed by subsidiary undertakings	–	–	32,424	23,947
	Amounts owed by associated undertakings	26	132	–	–
	Taxation recoverable	656	249	–	–
	Group relief receivable	–	–	397	–
	Other debtors	587	269	268	115
	Prepayments and accrued income	1,437	1,199	–	–

		6,095	3,701	33,089	24,062

	Due after more than one year:
	Trade debtors	8	11	–	–
	Other debtors	22	21	–	–
	Prepayments	63	24	–	–
	Deferred taxation (note 22)	865	830	101	118

		958	886	101	118

		7,053	4,587	33,190	24,180

Notes to the Consolidated Financial Statements	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	99

A deferred tax asset of £865m, has been recognised as at 31 March 2002 (2001 as restated: £830m). This asset relates to unvested options (£26m), closure of derivative financial instruments (£101m) and short term timing differences and losses (£738m). The directors are of the opinion, based on recent and forecast trading, that the level of profits and deferred tax liabilities booked in the current and next financial year will exceed the deferred tax assets being recognised.

The Company’s deferred tax asset of £101m (2001: £118m) is in respect of the closure of derivative financial instruments. Deferred tax assets not recognised amounted to £32m at March 2002 (2001: £37m) and arose from other timing differences.

Debtors are stated after allowances for bad and doubtful debts, an analysis of which is as follows:

	2002 £m	2001 £m	2000 £m

Opening balance at 1 April	293	132	27
Exchange adjustments	29	(20)	(4)
Amounts charged to the profit and loss account	196	127	71
Acquisitions	108	172	77
Disposals	–	(71)	–
Assets written off	(100)	(47)	(39)

Closing balance at 31 March	526	293	132

17.	Investments

		2002 £m	2001 £m

	Liquid investments (note 31)	1,789	7,593
	Other investments	3	5,618

		1,792	13,211

Other investments at 31 March 2001 primarily comprised the Group’s remaining interest in Atecs Mannesmann AG and a balancing payment in relation to the exercise of an option over France Telecom shares acquired by the Group as a result of the disposal of Orange plc.

18.	Creditors: amounts falling due within one year

		Group		Company
		2002 £m	2001 £m	2002 £m	2001 £m

	Bank loans, other loans and overdrafts	1,219	3,601	810	3,376
	Commercial paper	–	–	4	4
	Finance leases	100	10	–	–
	Trade creditors	3,335	1,899	–	–
	Amounts owed to subsidiary undertakings	–	–	68,532	61,872
	Amounts owed to associated undertakings	10	7	4	1
	Taxation	3,107	2,540	–	31
	Other taxes and social security costs	509	285	–	–
	Other creditors	1,485	1,314	42	66
	Accruals and deferred income	3,179	2,257	170	29
	Proposed dividend	511	464	511	464

		13,455	12,377	70,073	65,843

The weighted average interest rate on short-term borrowings at 31 March 2002 was 3.0% (2001: 5.8%).

100	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements continued

19.	Creditors: amounts falling due after more than one year

	Group		Company
	2002 £m	2001 £m	2002 £m	2001 £m

Bank loans	1,355	578	–	–
Other loans	10,962	10,052	5,274	4,835
Finance leases	267	142	–	–
Other creditors	36	7	–	–
Accruals and deferred income	498	456	451	428

	13,118	11,235	5,725	5,263

Bank loans are repayable as follows:
	Group		Company
	2002 £m	2001 £m	2002 £m	2001 £m

Repayable in more than one year but not more than two years	388	–	–	–
Repayable in more than two years but not more than five years	886	578	–	–
Repayable in more than five years	81	–	–	–

	1,355	578	–	–

Other loans are repayable as follows:
	Group		Company
	2002 £m	2001 £m	2002 £m	2001 £m

Repayable in more than one year but not more than two years	561	622	249	–
Repayable in more than two years but not more than five years	5,001	3,629	2,363	2,402
Repayable in more than five years	5,400	5,801	2,662	2,433

	10,962	10,052	5,274	4,835

Notes to the Consolidated Financial Statements	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	101

Other loans falling due after more than one year primarily comprise bond issues by the Company, or its subsidiaries, analysed as follows:

	Group		Company
	2002 £m	2001 £m	2002 £m	2001 £m

5.007% Euro bond due 2002	–	622	–	–
1.78% Japanese Yen bond due 2003	135	–	–	–
7.0% US Dollar bond due 2003	177	192	–	–
7.5% Sterling bond due 2004	249	248	249	248
4.875% Euro bond due 2004	1,518	1,536	–	–
5.25% Euro bond due 2005	282	286	–	–
1.27% Japanese Yen bon due 2005	136	–	–	–
1.93% Japanese Yen bond due 2005	139	–	–	–
7.625% US Dollar bond due 2005	1,166	1,226	1,166	1,226
6.35% US Dollar bond due 2005	139	141	–	–
5.4% Euro bond due 2006	245	–	245	–
5.75% Euro bond due 2006	906	928	906	928
0.83% Japanese Yen bond due 2006	16	–	16	–
1.78% Japanese Yen bond due 2006	139	–	–	–
7.5% US Dollar bond due 2006	285	281	–	–
5.5% Deutschemark bond due 2008	132	127	–	–
2.58% Japanese Yen bond due 2008	146	–	–	–
6.25% Sterling bond due 2008	248	–	248	–
6.65% US Dollar bond due 2008	353	352	–	–
4.75% Euro bond due 2009	1,682	1,680	–	–
2.0% Japanese Yen bond due 2010	139	–	–	–
2.28% Japanese Yen bond due 2010	142	–	–	–
2.50% Japanese Yen bond due 2010	144	–	–	–
7.75% US Dollar bond due 2010	1,898	1,917	1,898	1,917
7.875% US Dollar bond due 2030	516	516	516	516
Other	30	–	30	–

	10,962	10,052	5,274	4,835

Finance leases are repayable as follows:
Repayable in more than one year but not more than two years	109	10	–	–
Repayable in more than two years but not more than five years	74	30	–	–
Repayable in more than five years	84	102	–	–

	267	142	–	–

102	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements continued

20.	Financial liabilities and assets Net debt

	2002 £m	2001 £m

Liquid investments	(1,789)	(7,593)
Cash at bank and in hand	(80)	(68)
Debt due in one year or less, or on demand	1,319	3,611
Debt due after one year	12,584	10,772

	12,034	6,722

Maturity of financial liabilities The maturity profile of the Group’s borrowings at 31 March was as follows:

	2002 £m	2001 £m

Within one year	1,319	3,611
Between one to two years	1,058	632
Between two to three years	3,280	679
Between three to four years	865	3,249
Between four to five years	1,817	309
Between five to six years	7	1,219
Between six to seven years	968	10
Between seven to eight years	3,588	489
Between eight to nine years	432	3,607
Between nine to ten years	10	10
Between ten to eleven years	11	10
Between eleven to twelve years	11	11
Between twelve to thirteen years	10	11
Between thirteen to fourteen years	6	10
Between fourteen to fifteen years	–	6
Between sixteen to seventeen years	5	4
Between twenty seven to twenty eight years	516	–
Between twenty eight to twenty nine years	–	516

	13,903	14,383

The maturities of the Group’s other financial liabilities at 31 March was as follows:

In more than one year but not more than two years	27	4
In more than two years but not more than five years	–	3
In more than five years	9	–

	36	7

Notes to the Consolidated Financial Statements	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	103

Borrowing facilities

At 31 March 2002, the Group’s most significant committed borrowing facilities comprised a $13.7 billion (£9,621m, 2001: £10,234m) bank facility, which expires in one year or less, and a ¥225 billion (£1,192m, 2001: £Nil) term credit facility, which expires in more than two years but not more than five years. Both facilities were undrawn at 31 March 2002.

Under the terms and conditions of the $13.7 billion bank facility, lenders would have the right, but not the obligation, to cancel their commitment and have outstanding advances repaid 30 days after a change of control of the Company. The facility agreement provides for certain structural changes that do not affect the obligations of the Company to be specifically excluded from the definition of a change of control. This is in addition to the rights of lenders to cancel their commitment if the Company has committed an event of default. Substantially the same terms and conditions apply in the case of J-Phone Finance Co., Ltd’s ¥225 billion term credit facility, although the change of control provision is applicable to any guarantor of borrowings under the term credit facility. As of 31 March 2002, the Company was the sole guarantor.

In addition to the above, certain of the Group’s subsidiaries had committed facilities at 31 March 2002 of £1,973m in aggregate, of which £134m was undrawn. Of the total committed facilities, £468m expires in less than one year, £1,467m expires between two and five years, and £38m expires in more than five years.

Interest rate and currency of financial liabilities

After taking into account the various interest rate and currency swaps entered into by the Group, the currency and interest rate exposure of the financial liabilities of the Group was:

Currency	Total £m	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Non-interest bearing financial liabilities £m	Fixed rate financial liabilities		Non-interest bearing financial liabilities – weighted average period until maturity Years
					Weighted average interest rate %	Weighted average time for which rate is fixed Years

At 31 March 2002:
Sterling	675	675	–	–	–	–	–
Euro	7,249	4,159	3,090	–	3.9	1.0	–
US dollar	1,118	–	1,118	–	3.8	0.9	–
Japanese yen	3,791	2,649	1,106	36	2.6	1.2	2.6
Other	1,106	1,106	–	–	–	–	–

Gross financial liabilities	13,939	8,589	5,314	36	3.6	1.0	2.6

At 31 March 2001:
Sterling	1,994	1,496	498	–	7.7	1.8	–
Euro	5,819	1,076	4,743	–	5.1	5.8	–
US dollar	5,368	567	4,801	–	7.5	8.7	–
Japanese yen	337	–	337	–	0.5	1.0	–
Other	872	865	–	7	–	–	2.2

Gross financial liabilities	14,390	4,004	10,379	7	6.2	6.8	2.2

Interest on floating rate borrowings is based on national LIBOR equivalents or government bond rates in the relevant currencies.

104	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements continued

20.	Financial liabilities and assets continued Financial assets

				Non-interest bearing assets
Currency	Total £m	Floating rate financial assets(1) £m	Fixed rate financial assets £m	Equity investments £m	Other non-interest bearing financial assets £m

At 31 March 2002:
Sterling	84	49	–	35	–
Euro	367	20	–	335	12
US dollar	1,674	1,650	–	–	24
Japanese yen	270	104	–	164	2
Other	914	46	–	862	6

Gross financial assets	3,309	1,869	–	1,396	44

At 31 March 2001:
Sterling	45	17	–	28	–
Euro	8,518	2,541	–	334	5,643
US dollar	5,098	5,067	–	8	23
Japanese yen	–	–	–	–	–
Other	2,605	36	–	2,562	7

Gross financial assets	16,266	7,661	–	2,932	5,673

Financial assets comprise

	2002 £m	2001 £m

Cash in hand and at bank	80	68
Liquid investments (2)	1,789	7,593
Current asset investments (3)	3	5,618
Trade and other debtors due after more than one year	30	32
Fixed asset investments (other than joint ventures and associated undertakings) (4)	1,407	2,955

	3,309	16,266

Notes:
(1)	Floating rate financial assets comprise cash and short-term deposits of £1,865m (2001: £4,484m) and US dollar denominated commercial paper totalling £4m (2001: £1,162m), invested with counterparties having a single-A credit rating or above.
(2)	Liquid investments in 2001 arose primarily from the receipt of sales proceeds following the disposal of Infostrada S.p.A. and receipts in relation to the France Telecom shares and loan notes received from the disposal of Orange plc and are not indicative of the financial position throughout the year.
(3)	Current asset investments in 2001 primarily comprised the estimated fair value of the Group’s remaining interest in Atecs Mannesmann AG and a balancing payment, receivable in euros, of approximately £3,092m in relation to the exercise of an option over France Telecom shares acquired by the Group as a result of the disposal of Orange plc during the 2001 financial year.
(4)	Equity investments include £1,333m (2001: £2,510m) represented by listed investments. Equity investments denominated in currencies other than sterling include £848m denominated in HK dollar and £115m denominated in Japanese yen.

Notes to the Consolidated Financial Statements	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	105

21.	Financial instruments Fair values of financial assets and liabilities The carrying amounts and estimated fair value of the Group’s outstanding financial instruments are set out below:

	2002 Net carrying amount £m	2002 Estimated fair value £m	2001 Net carrying amount £m	2001 Estimated fair value £m
Fixed asset investments (excluding investments in joint ventures and associated undertakings)	1,407	1,653	2,955	2,350
Cash at bank and in hand and liquid investments	1,789	1,789	7,661	7,661
Current asset investments	3	3	5,618	5,618
Borrowings:
Short-term	1,319	1,319	3,611	3,611
Long-term	12,584	13,075	10,772	11,058
Derivative financial instruments:
Interest rate	210	274	–	2
Foreign exchange	(28)	(27)	–	(1)

The Group’s exposure to market risk, which is the sensitivity of the value of financial instruments to changes in related currency and interest rates, is minimised because gains and losses on the underlying assets and liabilities offset gains and losses on derivative financial instruments.

The following methods and assumptions were used to estimate the fair values shown above.

Fixed asset investments (excluding investments in joint ventures and associated undertakings) – The net book value of fixed asset investments at 31 March 2002 comprises investments recorded at an original cost of £2,327m (2001: £3,141m). An amount of £920m has been written off the Group’s investment in China Mobile and certain other investments. Listed investments are stated at fair value based on their quoted share price at 31 March 2002.

Cash at bank and in hand and liquid investments – The carrying values of cash and liquid investments approximate to their fair values because of the short-term maturity of these instruments.

Current asset investments – The carrying values of current asset investments are recorded in the accounts at the estimated fair value of the expected proceeds from disposal.

Borrowings (excluding foreign exchange contracts) – The carrying values of short-term borrowings approximate to fair value because of their short-term maturity. The fair value of quoted long-term borrowings is based on year end mid-market quoted prices. The fair value of other borrowings is estimated by discounting the future cash flows to net present values using appropriate market interest and foreign currency rates prevailing at the year end.

Foreign exchange contracts and interest rate swaps and futures – The Group enters into foreign exchange contracts, interest rate swaps and futures in order to manage its foreign currency and interest rate exposure. The fair value of these financial instruments was estimated by discounting the future cash flows to net present values using appropriate market interest and foreign currency rates prevailing at the year end.

106	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements continued

Hedges

The Group’s policy is to use derivative instruments to hedge against exposure to movements in interest rates and exchange rates. Changes in the fair value of instruments used for hedging are not recognised in the financial statements until the hedged exposure is itself recognised. Unrecognised gains and losses on instruments used for hedging are set out below:

	Gains £m	Losses £m	Total net gains/(losses) £m

Unrecognised gains and losses on hedges at 1 April 2001	6	(5)	1
Less: gains and losses arising in previous years that were recognised in the year	(6)	5	(1)

Gains and losses arising before 1 April 2001 that were not recognised at 31 March 2002	–	–	–
Gains and losses arising in the year that were not recognised at 31 March 2002	105	(40)	65

Unrecognised gains and losses on hedges at 31 March 2002	105	(40)	65

Of which:
Gains and losses expected to be recognised in 2002	3	(23)	(20)

Currency exposures

Taking into account the effect of forward contracts and other derivative instruments, the Group did not have a material financial exposure to foreign exchange gains or losses on monetary assets and monetary liabilities denominated in foreign currencies at 31 March 2002.

Short-term debtors and creditors have been omitted from the analyses in notes 20 and 21.

Notes to the Consolidated Financial Statements	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	107

22.	Provisions for liabilities and charges

		Deferred taxation(1) £m	Post employment benefits £m	Other provisions £m	Total £m

	1 April 2001	1,014	142	136	1,292
	Exchange movements	19	(9)	12	22
	Acquisitions (note 26)	14	101	–	115
	Profit and loss account	1,112	18	123	1,253
	Utilised in the year	–	(17)	(35)	(52)

	31 March 2002	2,159	235	236	2,630

Note:
(1)	Restated for FRS 19, “Deferred tax”.

Deferred taxation

The £1,489m charge in respect of deferred taxation in the profit and loss account (note 8) includes a credit of £8m for associated undertakings and a charge of £385m in relation to deferred tax assets.

The net deferred tax liability/(asset) is analysed as follows:

	2002 £m	2001 as restated £m

Accelerated capital allowances	1,038	760
Deferred tax on unexercised options	(26)	(169)
Deferred tax on closure of derivative financial instruments	(101)	(118)
Deferred tax on overseas earnings	583	92
Other short term timing differences	(17)	(238)
Unrelieved tax losses	(183)	(143)

	1,294	184

Analysed as:
Deferred tax asset (note 16)	(865)	(830)
Deferred tax provision	2,159	1,014

	1,294	184

The amounts unprovided for deferred taxation are:
	2002 £m	2001 as restated £m

Accelerated capital allowances	(4)	1
Gains subject to rollover relief	10	10
Other short term timing differences	(106)	(20)
Unrelieved tax losses	(378)	(176)

	(478)	(185)

The potential net tax benefit in respect of tax losses carried forward at 31 March 2002 was £37m in United Kingdom subsidiaries (2001: £14m) and £524m in international subsidiaries (2001: £305m). These losses are only available for offset against future profits arising from the same trade within these companies.

In addition, the Group’s share of losses of United Kingdom and international joint venture undertakings that are available for offset against future trading profits in these entities is £105m and £Nil, respectively (2001: £10m and £Nil). The Group’s share of losses of United Kingdom and international associated undertakings that are available for offset against future trading profits in these entities is £Nil and £109m, respectively (2001: £Nil and £173m).

A deferred tax asset has not been recognised in respect of the unrelieved tax losses of £378m (2001: £176m) and short term timing differences of £106m (2001: £20m) as the various companies do not anticipate taxable profits to arise within the next year. In time it is anticipated that these companies will generate taxable profits and that these losses will gradually be recovered.

Other provisions

Other provisions primarily comprise amounts provided for legal claims.

108	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements continued

23.	Called up share capital

	Year ended 31 March 2002		Year ended 31 March 2001
	Number	£m	Number	£m
Authorised
Ordinary shares of US$0.10 each	78,000,000,000	4,875	78,000,000,000	4,875
7% cumulative fixed rate shares of £1 each	50,000	–	50,000	–

	78,000,050,000	4,875	78,000,050,000	4,875

Ordinary shares allotted, issued and fully paid
1 April	65,012,501,146	4,054	61,334,032,162	3,797
During the year	3,128,346,374	219	3,678,468,984	257

31 March	68,140,847,520	4,273	65,012,501,146	4,054

Allotted during the year

	Number	Nominal value	Proceeds
		£m	£m

UK share option schemes	9,428,072	1	9
US share option schemes and restricted stock awards	72,856,800	5	61

Total for share option schemes and restricted stock awards	82,284,872	6	70
Share placing	1,825,000,000	127	3,511
Consideration in relation to acquisition of Eircell	1,046,289,068	74	–
Consideration in relation to acquisition of interests in Mannesmann	174,772,434	12	–

	3,128,346,374	219	3,581

On 8 May 2001, 1,825,000,000 shares were issued by way of a share placing to provide funding for the acquisition of British Telecommunication Plc’s interests in Japan Telecom, the J-Phone Group and Airtel.

In May 2001, 1,046,289,068 shares were issued pursuant to the acquisition of the entire share capital of Eircell.

On 6 June 2001, 174,772,434 shares were issued pursuant to the acquisition of shares in Mannesmann.

In March 1998, the Company established a QUEST to operate in connection with the Company’s Savings Related Share Option Scheme. The trustee of the QUEST is Vodafone Group Share Trustee Limited, a wholly owned subsidiary of the Company. At 31 March 2002 the trustee held 2,113,243 ordinary shares in the Company. No shares had been issued to the trustee during the year. The market value at 31 March 2002 for the total shareholding of the trustee was £2.7m. The dividend rights in respect of these shares have been waived. During the year 3,748,716 shares had been transferred to option holders exercising options under the Savings Related Share Option Scheme.

Notes to the Consolidated Financial Statements	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	109

Options A summary of the options outstanding at 31 March 2002 to subscribe for shares in the Company is provided in the following table.

Range of exercise prices	Total shares/ADSs under option (millions)	Weighted average period remaining to full vesting (months)	Weighted average exercise price	Exercisable shares/ADSs at 31 March 2002 (millions)	Exercisable shares/ADSs weighted average exercise price

Ordinary shares:
Vodafone Group Savings Related and Sharesave Schemes
£0.01 – £1.00	3.6	4	£0.48	0.4	£0.47
£1.01 – £2.00	22.9	37	£1.27	1.3	£1.27
£2.01 – £3.00	2.9	21	£2.21	0.3	£2.20

	29.4			2.0

Vodafone Group Executive Schemes
£0.01 – £1.00	24.5	–	£0.54	24.5	£0.54
£1.01 – £2.00	83.4	12	£1.57	48.3	£1.57
£2.01 – £3.00	61.9	13	£2.74	5.3	£2.71

	169.8			78.1

Vodafone Group 1999 Long Term Stock Incentive Plan
£1.01 – £2.00	267.0	27	£1.58	2.0	£1.58
£2.01 – £3.00	22.1	14	£2.90	–	–

	289.1			2.0

American Depositary Shares:
AirTouch Communications, Inc. 1993 Long Term Stock Incentive Plan
$0.01 – $10.00	2.9	–	$7.13	2.9	$7.13
$10.01 – $20.00	13.0	–	$16.34	13.0	$16.34
$20.01 – $30.00	0.6	–	$20.04	0.6	$20.04
$30.01 – $40.00	1.9	–	$34.05	1.9	$34.05

	18.4			18.4

Vodafone Group 1999 Long Term Stock Incentive Plan
$20.01 – $30.00	4.1	4	$22.70	–	$22.71
$30.01 – $40.00	0.1	–	$36.13	0.1	$36.13
$40.01 – $50.00	20.5	–	$41.85	20.5	$41.84
$50.01 – $60.00	0.7	–	$55.76	0.7	$55.76

	25.4			21.3

American Depositary Shares, each representing ten ordinary shares in the Company, are listed on the New York Stock Exchange. Following the merger with AirTouch, some rights to acquire AirTouch Communications, Inc. 1993 Long Term Stock Incentive Plan options were converted into rights to acquire shares in the Company. No further awards will be granted under this scheme.

110	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements continued

24.	Reserves

	Share premium account £m	Merger reserve £m	Other reserve £m	Shares to be issued £m	Group Profit and loss account £m	Company Profit and loss account £m

1 April 2001(1)	48,292	96,914	1,024	978	(6,255)	2,300
Shares issued in respect of the acquisition of Eircell	–	2,013	–	–	–	–
Share placing	3,384	–	–	–	–	–
Other allotments of shares	368	–	–	–	–	–
(Loss)/profit for the financial year	–	–	–	–	(17,180)	962
Goodwill transferred to the profit and loss account in respect of business disposals	–	–	–	–	3	–
Currency translation	–	–	–	–	(2,263)	–
Transfer to profit and loss account	–	–	(89)	–	89	89
Other movements	–	–	–	(978)	–	–

31 March 2002	52,044	98,927	935	–	(25,606)	3,351

Note:
(1)	The Group profit and loss account at 1 April 2001 has been restated for FRS 19, “Deferred tax”.

The currency translation movement includes a gain of £517m (2001: loss of £629m) in respect of foreign currency net borrowings.

For acquisitions prior to 1 April 1998, the cumulative goodwill written off to reserves, net of the goodwill attributed to business disposals, was £1,190m at 31 March 2002 (2001: £1,193m).

Shares to be issued at the start of the year were in respect of the deferred consideration for the acquisition of a 25% stake in Swisscom. The consideration was paid in cash in the year.

In accordance with the exemption allowed by section 230 of the Companies Act, no profit and loss account has been presented by the Company. The profit for the financial year dealt with in the accounts of the Company is £1,987m (2001: £940m).

25.

Non-equity minority interests

Non-equity minority interests of £1,128m (2001: £1,129m) comprise £1,124m (2001: £1,125m) of class D & E preferred shares issued by AirTouch and £4m (2001: £4m) non-cumulative redeemable preference shares issued by Vodafone Pacific Limited.

An annual dividend of $51.43 per class D & E preferred share is payable quarterly in arrears. The dividend for the year amounted to £61m (2001: £59m). The aggregate redemption value of the class D & E preferred shares is $1.65 billion. The holders of the preferred shares are entitled to vote on the election of directors and upon each other matter coming before any meeting of the stockholders on which the holders of common stock are entitled to vote. Holders are entitled to vote on the basis of twelve votes for each share of class D or E preferred stock held. The maturity date of the 825,000 class D preferred shares is 6 April 2020. The 825,000 class E preferred shares have a maturity date of 1 April 2020. The class D & E preferred shares have a redemption price of $1,000 per share plus all accrued and unpaid dividends.

The holders of the shares issued by Vodafone Pacific Limited have the right to vote and receive such dividend as the directors declare, subject to a predefined limit on the amount of that dividend. These shares are redeemable by either the company or the holder of the shares under certain circumstances and are generally not entitled to any participation in the profits or assets of the company other than as prescribed. These securities rank in priority to all other classes of share issued by the company as regards return of capital.

Notes to the Consolidated Financial Statements	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	111

26.

Acquisitions and disposals

The Group has undertaken a number of transactions during the year including the completion of the acquisition of increased stakes in Japan Telecom and the J-Phone Group, the acquisition of Eircell and the acquisition of a 34.5% interest in Grupo Iusacell.

The total goodwill capitalised in respect of transactions completed during the year has been provisionally assessed to be £11,709m of which £4,932m, £6,771m and £6m is in respect of subsidiary undertakings, associated undertakings and customer bases, respectively.

Further details of these transactions are given below.

Acquisition of increased stakes in Japan Telecom and the J-Phone Group

Further details on the series of transactions connected with these increased stakes can be found under “Information on the Company – Acquisitions of businesses”. In accordance with FRS 2, “Accounting for Subsidiary Undertakings”, and in order to give a true and fair view, purchased goodwill has been calculated as the sum of the goodwill arising on each stake increase in Japan Telecom and the J-Phone Group, being the difference at the date of each purchase between the fair value of the consideration given and the fair value of the identifiable assets and liabilities attributable to the interest purchased. This represents a departure from the statutory method, under which goodwill is calculated as the difference between cost and fair value on the date that Japan Telecom and the J-Phone Group became subsidiary undertakings. The statutory method would not give a true and fair view because it would result in the Group’s share of Japan Telecom and the J-Phone Group’s retained reserves, during the period that they were associated undertakings, being reclassified as goodwill. The effect of this departure is to increase retained profits, and purchased goodwill, by £216m.

On 12 April 2001, following the second payment of Yen 125.1 billion (£0.8 billion), the acquisition of a 15% stake in Japan Telecom from West Japan Railway Company and Central Japan Railway Company was completed. The initial payment of Yen 124.6 billion (£0.7 billion) was made on 31 January 2001. On 27 April 2001, the Group completed the acquisition of a further 10% stake in Japan Telecom from AT&T for a cash consideration of $1.35 billion (£0.9 billion).

On 1 June 2001, the Group completed the acquisition of additional 20% interests in Japan Telecom and J-Phone Communications Co., Ltd for a total consideration of £3.1 billion. From this date until 12 October 2001, Japan Telecom was accounted for as an associated undertaking of the Group. The J-Phone Group was accounted for as an associated undertaking of the Group from the 1 April 2001 until 11 October 2001.

The share of assets/(liabilities) acquired as a result of these transactions were:

	At acquisition £m	Accounting policy conformity £m		Revaluations(1) £m		Fair value £m

Fixed assets	3,167	(216)	(2)	(149)	(3)	2,802
Current assets	1,818	3		60	(4)	1,881
Liabilities due within one year	(2,798)	(39)		(144)	(4)	(2,981)
Liabilities due after more than one year	(1,566)	(66)		(47)		(1,679)

	621	(318)		(280)		23
Goodwill						5,497

Consideration satisfied by:
Cash (including acquisition costs)						5,520

Notes:
(1)	The revaluations are provisional and may be subject to adjustment in the year ending 31 March 2003.
(2)	Elimination of acquired intangible fixed assets and adjustments to tangible fixed assets to bring depreciation policy in line with the Group.
(3)	Revaluation of certain tangible fixed assets to fair value.
(4)	Revaluation of certain working capital balances to fair value.

112	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements continued

On 12 July 2001, the Group completed the acquisition of an additional aggregate interest of 4.9% in the J-Phone operating companies. The share of assets/(liabilities) acquired were:

	At acquisition £m	Accounting policy conformity £m	Revaluations £m	Fair value £m

Fixed assets	132	(7)	–	125
Current assets	106	1	(3)	104
Liabilities due within one year	(56)	(2)	–	(58)
Liabilities due after more than one year	(70)	(4)	–	(74)

	112	(12)	(3)	97
Goodwill				542

Consideration satisfied by:
Cash				639

On 12 October 2001, the Group acquired an additional 21.7% shareholding in Japan Telecom, resulting in the Group’s total interest in Japan Telecom increasing to 66.7%. As a result of this acquisition, the Group’s effective interest in the J-Phone Group became 69.7%. From this date, Japan Telecom and the J-Phone Group were accounted for as subsidiary undertakings of the Group. On 1 November 2001, the J-Phone operating companies merged to form J-Phone Co., Ltd. The share of assets/(liabilities) acquired and the goodwill arising on these transactions is shown below.

	At acquisition(1) £m	Accounting policy conformity £m		Revaluations(2) £m		Fair value £m
Fixed assets
Intangible fixed assets	540	(534)	(3)	–		6
Tangible fixed assets	7,723	(179)	(4)	(141)	(5)	7,403
Investments in associated undertakings	51	(30)		–		21
Other investments	394	(86)	(6)	(116)	(7)	192

Current assets
Stocks	217	–		(59)		158
Debtors	1,702	149	(8)	60		1,911
Investments	1,300	–		–		1,300
Cash at bank and in hand	844	–		–		844

Current liabilities
Bank loans, other loans and overdrafts	(4,490)	–		–		(4,490)
Other creditors due within one year	(2,670)	(10)		(302)	(9)	(2,982)

Long-term liabilities
Long-term borrowings	(2,722)	–		(190)	(10)	(2,912)
Other creditors due after more than one year	(225)	(74)		(151)	(11)	(450)

	2,664	(764)		(899)		1,001
Minority interests						(352)
Share of net assets previously held as investments in associated undertakings						(66)
Goodwill						1,205

Consideration satisfied by:
Cash (including acquisition costs)						1,788

Notes to the Consolidated Financial Statements	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	113

Notes:
(1)	Representing 100% of the net assets of Japan Telecom and the J-Phone Group.
(2)	The revaluations are provisional and may be subject to adjustment in the year ending 31 March 2003.
(3)	Elimination of acquired intangible fixed assets, including goodwill.
(4)	Adjustments to depreciation of tangible fixed assets to bring policy in line with the Group.
(5)	Revaluation of certain tangible fixed assets to fair value.
(6)	Reclassification of certain prepayments and deposits to debtors.
(7)	Revaluation of certain investments to fair value.
(8)	Reclassification of certain prepayments and deposits from investments, and adjustments to deferred tax assets.
(9)	Primarily revaluation of acquired tax balances.
(10)	Revaluation of long term borrowings to fair value.
(11)	Recognition of provisions in relation to customer loyalty programme.

Impact on cash flow

Japan Telecom and the J-Phone Group contributed £808m to the Group’s net operating cash flows, paid £111m in respect of returns on investments and servicing of finance, paid £118m in respect of taxation, utilised £775m for investing activities and contributed £25m from acquisitions and disposals.

Pre-acquisition results of Japan Telecom and the J-Phone Group

The profit after tax of Japan Telecom and the J-Phone Group for the period from 1 April 2001 to 1 June 2001, and for the year ended 31 March 2001 was £120m and £226m, respectively, prepared under Japanese GAAP and translated at the average exchange rates for the periods of £1 : ¥175.1 and £1 : ¥163.8, respectively.

Acquisition of Eircell

Further details of the transaction can be found under “Information on the Company – Acquisitions of businesses”.

	At acquisition £m	Accounting policy conformity £m		Revaluations(1) £m		Fair value £m

Tangible fixed assets	276	24	(2)	–		300
Current assets	60	–		2	(3)	62
Current liabilities	(248)	–		(18)	(3)	(266)
Long-term borrowings	(6)	–		6		–

Net assets	82	24		(10)		96
Goodwill						2,003

Consideration satisfied by:
Ordinary shares in the Company						2,099

Notes:
(1)	The revaluations are provisional and may be subject to adjustment in the year ending 31 March 2003.
(2)	Adjustments to tangible fixed assets to bring depreciation policy in line with the Group.
(3)	Revaluation of certain current assets and liabilities to fair value.

114	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements continued

Impact on cash flows

Eircell contributed £163m to the Group’s net operating cash flows, paid £12m in respect of taxation and utilised £102m for investing activities, following the Group’s acquisition.

Pre-acquisition results of Eircell

Eircell did not trade until 11 May 2001, when eircom plc transferred assets and liabilities to Eircell from its subsidiary Eircell Limited. The profit after tax of Eircell Limited for the period from 1 April 2001 to 14 May 2001 was £6m, and for the year ended 31 March 2001 was £33m. All balances were prepared under Irish GAAP and translated at the average exchange rate of £1 : €1.63 (period from 1 April 2001 to 14 May 2001) and £1 : €1.63 (year ended March 2001).

Other acquisitions The Group undertook a number of other acquisitions during the year as summarised below:

	Consideration(5) £m	Fair value net assets/(liabilities) acquired £m		Goodwill capitalised £m

Airtel (stake increase from 73.8% to 91.6%)	1,086	85	(2)	1,001
Grupo Iusacell	692	19	(3)	673
Other(1)	540	(248)	(4)	788

	2,318	(144)		2,462

The goodwill has been allocated as follows:
Subsidiary undertakings				1,724
Customer bases				6
Associated undertakings				732

				2,462

Note:
(1)	Includes adjustments to goodwill resulting from fair value changes to prior year acquisitions, see below.
(2)	No adjustments were made for fair values as compared with book values at acquisition.
(3)	The principal fair value adjustments were in respect of intangible and tangible fixed assets, which were restated in accordance with UK GAAP.
(4)	Principally comprises the fair value changes to prior year acquisitions shown below, and the acquisition of Mobile Communications Holdings (“MCH”). There was no significant difference between the book value and the fair value of the acquired MCH net assets/(liabilities).
(5)	Principally satisfied by cash.

Fair value changes to prior year acquisitions

In accordance with FRS 7, necessary adjustments to the provisional fair value and the corresponding adjustment to purchased goodwill can be made in the year following acquisition. Adjustments to the fair values of Mannesmann, Verizon Wireless and Swisscom Mobile have been made on this basis.

Mannesmann – Further adjustments to the fair value of Mannesmann, which was disclosed in the year ended 31 March 2001, have increased the goodwill value from £83,025m (after adjustments for FRS19) to £83,275m. This arises from a downward adjustment of £158m in relation to the value ascribed to assets held for resale and £86m of other adjustments.

Verizon Wireless – The adjustments made to the fair value of Verizon Wireless during the year reduced the value of goodwill from £19,835m (after adjustments for FRS19) to £19,825m. The net £10m adjustment reflects the final valuation of proceeds from disposal of conflicted properties.

Swisscom Mobile – Further fair value adjustments made in the year in respect of the Swisscom Mobile transaction in the prior year have revised the goodwill value from £1,771m as previously reported, to £1,798m, reflecting the restatement of a deferred tax asset in accordance with UK GAAP.

Notes to the Consolidated Financial Statements	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	115

27.	Leased assets

Operating leases
Commitments to non-cancellable operating lease payments within one year are as follows:
	2002		2001
	Land and buildings £m	Other assets £m	Land and buildings £m	Other assets £m

In respect of leases expiring:
Within one year	15	60	59	214
Between two and five years	51	80	50	28
After five years	255	45	73	27

	321	185	182	269

Future minimum amounts payable under non-cancellable operating leases at 31 March 2002 are as follows:

Years ending 31 March:	£m

2003	506
2004	296
2005	256
2006	221
2007	166
Thereafter	545

1,990

Finance leases
Tangible fixed assets at 31 March 2002 include the following amounts in respect of finance leases:

	Equipment, fixtures and fittings £m	Network infrastructure £m	Total £m

Cost	9	838	847
Accumulated depreciation	(4)	(370)	(374)

Net book value	5	468	473

31 March 2001
Net book value	–	225	225

Liabilities under leases for network infrastructure assets, with an original cost of £230m and net book value at 31 March 2002 of £87m, have been unconditionally satisfied by call deposits and other assets, trust deed and set-off arrangements. Accordingly, lease liabilities and the corresponding financial assets in respect of these network infrastructure assets are not included in the Group’s balance sheet.

116	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements continued

28.	Capital commitments
		2002 £m	2001 £m

	Tangible and intangible fixed asset expenditure contracted for but not provided	816	861

In addition to the commitments above, the Group has granted put options over certain interests in its businesses held by minority shareholders, as described in more detail below.

Vodafone Egypt – Vivendi Telecom International holds a put option in respect of its 7% shareholding in Vodafone Egypt. As disclosed in note 35, Vivendi Telecom International has exercised the put option. The shares will be purchased at market value.

Airtel – Acciona and Tibest are party to a put option which requires the Group to purchase approximately 6.2% of Airtel for an amount up to approximately €2.0 billion. Acciona may exercise the option at any time up to 21 January 2003. If the option has not been exercised by 21 January 2003 it will be deemed exercised on that date.

Airtel – Torreal S.A. had a put option which required the Group to purchase shares representing approximately 2.2% of Airtel. On 2 April 2002, the Group announced that, pursuant to this agreement, it had acquired the shares in Airtel required for the euro equivalent of £0.4 billion, increasing the Group’s equity interest in Airtel to 93.8%.

Vodafone Pacific – At 31 March 2002, Hastings Fund Management had exercised a put option over their 4.5% interest in Vodafone Pacific at fair market value. On 3 May 2002, pursuant to this agreement, the Group completed the purchase of the 4.5% minority interest in Vodafone Pacific, as a result of which Vodafone Pacific became a wholly owned subsidiary undertaking.

Details of other business acquisitions completed after 31 March 2002 are included in note 35, “Subsequent events”.

29.	Contingent liabilities
		Group		Company
		2002	2001	2002	2001
		£m	£m	£m	£m

	Guarantees and indemnities of bank or other facilities including those in respect of the Group’s joint ventures, associated undertakings and investments	412	1,339	1,910	1,223

In addition, at 31 March 2002, the Company and its subsidiary, Vodafone AG, had guaranteed financial indebtedness or issued performance bonds for £258m in respect of businesses which have subsequently been sold and for which counter indemnities have been received from the purchasers and the Group had issued performance bonds with an aggregate value of £1,829m in respect of undertakings to roll out second and third generation networks by its subsidiaires in Spain and Germany and a further £97m in respect of other obligations in relation to operating leases or performance.

Notes to the Consolidated Financial Statements	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	117

30. Analysis of cash flows

	2002 £m	2001 £m	2000 as restated £m
Net cash inflow from operating activities
Operating (loss)/profit	(10,377)	(6,439)	983
Exceptional items	4,486	176	30
Depreciation	2,880	1,593	746
Amortisation of goodwill	10,962	9,585	672
Amortisation of other intangible fixed assets	34	24	12
Loss on disposal of tangible fixed assets	46	–	–

	8,031	4,939	2,443

Decrease/(increase) in stocks	125	15	(65)
Increase in debtors	(242)	(350)	(271)
Increase in creditors	215	67	433
Payments in respect of exceptional items	(27)	(84)	(30)

	8,102	4,587	2,510

Net cash outflow for returns on investments and servicing of finance
Interest received	259	296	57
Termination of hedging instruments	–	901	–
Dividends from investments	2	102	–
Interest paid	(1,104)	(1,254)	(370)
Interest element of finance leases	(9)	(11)	–
Dividends paid to minority shareholders in subsidiary undertakings	(84)	(81)	(93)

	(936)	(47)	(406)

Net cash outflow for capital expenditure and financial investment
Purchase of intangible fixed assets	(325)	(13,163)	(185)
Purchase of tangible fixed assets	(4,145)	(3,698)	(1,848)
Purchase of investments	(44)	(3,254)	(17)
Disposal of tangible fixed assets	75	275	294
Disposal of investments	319	513	991
Loans to joint ventures	(233)	(85)	–
Loans to associated undertakings	(523)	–	–
Loans repaid by associated undertakings	–	5	9
Loans to acquired businesses held for sale	(116)	(1,509)	–
Loans repaid by acquired businesses held for sale	545	1,905	–

	(4,447)	(19,011)	(756)

Net cash inflow/(outflow) from acquisitions and disposals
Purchase of interests in subsidiary undertakings	(3,078)	(219)	(4,062)
Net (overdrafts)/cash acquired with subsidiary undertakings	(2,514)	542	4
Proceeds on formation of joint venture	–	2,544	–
Purchase of interests in associated undertakings	(7,159)	(79)	(717)
Purchase of customer bases	(11)	(15)	(9)
Disposal of interests in joint ventures and associated undertakings	–	1,878	28
Disposal of acquired businesses held for sale	5,071	26,002	–

	(7,691)	30,653	(4,756)

Material non-cash transactions during the year comprise the issue of new ordinary shares in relation to the acquisition of Eircell in May 2001.

118	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements continued

31.	Analysis of net debt

	1 April 2001 £m	Cash flow £m	Acquisitions (excluding cash & overdrafts) £m	Other non-cash changes & exchange movements £m	31 March 2002 £m

Liquid investments	7,593	(7,042)	1,309	(71)	1,789

Cash at bank and in hand	68	17	–	(5)	80
Bank overdrafts	(5)	(6)	–	11	–

	63	11	–	6	80

Debt due within one year (other than bank overdrafts)	(3,596)	3,742	(1,260)	(105)	(1,219)
Debt due after one year	(10,630)	480	(2,912)	745	(12,317)
Finance leases	(152)	46	(253)	(8)	(367)

	(14,378)	4,268	(4,425)	632	(13,903)

	(6,722)	(2,763)	(3,116)	567	(12,034)

Cash flows in respect of the Commercial Paper programme are shown net within cash outflows from debt financing.

32.	Directors Aggregate emoluments of the directors of the Company were as follows:

	2002 £000	2001 £000

Salaries and fees	4,777	4,332
Bonuses	–	11,000
Incentive schemes	3,760	2,402
Benefits	749	558
Compensation for loss of office	–	10,272

	9,286	28,564

Aggregate gains on the exercise of share options in the year to 31 March 2002 by serving directors were £129,328 (2001: £6,330,000) and by former directors were £Nil (2001: £1,999,000).

Notes to the Consolidated Financial Statements	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	119

33.

Employees

During the year ended 31 March 2002, the Group had an average of 67,178 full time employees (2001: 53,325, 2000: 29,465) of which 79% were based in the Group’s mobile businesses (2001: 83% and 2000: 100%). An analysis of employee by category of activity is shown below.

Of total average employees,16% were based in the United Kingdom (2001: 20%, 2000: 33%).

	2002 Number	2001 Number	2000 Number

By activity:
Operations	17,658	13,963	9,058
Selling and distribution	14,068	10,642	5,484
Administration	35,452	28,720	14,923

	67,178	53,325	29,465

The cost incurred in respect of these employees (including directors) was:

	2002 £m	2001 £m	2000 £m

Wages and salaries	1,740	1,408	774
Social security costs	192	113	65
Other pension costs	64	47	42

	1,996	1,568	881

The Group considers its relations with its employees to be good.

120	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements continued

34.	Pensions

As at 31 March 2002, the Group operated a number of pension plans for the benefit of its employees throughout the world, which vary with conditions and practices in the countries concerned. All the Group’s pension plans are provided either through defined benefit or defined contribution arrangements. Defined benefit schemes provide pensions based on the employees’ length of pensionable service and their final pensionable salary or other criteria. Defined contribution schemes offer employees individual funds that are converted into pension benefits at the time of retirement.

Further details on the three principal defined benefit pension schemes, in the United Kingdom, Germany and Japan are shown below. In addition to principal schemes, the Group operates defined benefit schemes in Ireland, Sweden and Italy.

Defined contribution style pension schemes are provided in Australia, Egypt, Germany, Greece, Malta, Netherlands, New Zealand, Portugal and Spain.

The figures below have been prepared in accordance with the requirements of the current UK Statement of Standard Accounting Practice (“SSAP”) 24, “Accounting for pension costs”.

During the year ended 31 March 2002, the total amount charged to the profit and loss account in respect of all the Group’s pensions plans was £64m (2001: £47m, 2000: £42m), as analysed below:

	Year ended 31 March
	2002 £m	2001 £m	2000 £m
Defined benefit schemes:
United Kingdom	24	23	17
Germany	14	14	–
Japan	6	–	–
Other Countries	4	–	–

Net pension charge: Defined benefit schemes	48	37	17
Net pension charge: Defined contribution schemes	16	10	25

Total amount charged to the profit and loss account	64	47	42

Defined benefit schemes
Below is a summary of the principal assumptions used in both the most recent valuations and the pension cost analysed below:

	UK	Germany	Japan

Rate of inflation	2.5%	2.0%	0%
Rate of increase in salaries	4.5%	4.0%	See below*
Rate of increase in pensions in payment	2.5%	2.0%	N/a
Rate of increase in deferred pensions	2.5%	0%	N/a
Rate used to discount liabilities – pre-retirement	7.0%	6.5%	3.0%
Rate used to discount liabilities – post-retirement	6.0%	6.5%	3.0%

* Rate of increase in salaries in Japan is calculated in line with company specific experience.
The components of the total pension costs of the three principal defined benefit schemes were as follows:
	UK Year ended 31 March		Germany Year ended 31 March		Japan (2) Year ended 31 March
	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m

Regular cost	20	20	6	4	5	–
Interest cost	(2)	(1)	8	10	1	–
Variation in regular cost (1)	6	4	–	–	–	–

Total	24	23	14	14	6	–

Notes:
(1)	The variation in regular cost was calculated by amortising the shortfall at 31 March 2001 over the future working lives of members (average of ten years in respect of the UK scheme) on a percentage of pensionable salary basis.
(2)	The above numbers represent the pension costs for the part of the year since the acquisition of the Japanese businesses.

Notes to the Consolidated Financial Statements	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	121

United Kingdom schemes
The main scheme’s assets are held in a separate trustee-administered fund. This scheme is subject to quarterly funding updates by independent actuaries and to formal actuarial valuations at least every three years. The most recent formal valuation of this scheme was carried out as at 31 March 2001 using market based principles and the projected unit funding method of valuation including allowance for projected earnings growth. In addition there is an internally funded unapproved defined benefit plan in place for a small number of senior executives. The pension cost of this arrangement is included in the summary information shown above.

At 31 March 2001, the market value of the main scheme of £177m was sufficient to cover 84% of the benefits accrued to members as valued using the above assumptions. Against the shortfall at 31 March 2001 the UK companies have already made special lump sum contributions totalling £22m. In addition, the UK companies continue to make contributions significantly in excess of the cost of the benefits being earned each year. Using consistent assumptions to those outlined above the updated funding level as at 31 March 2002 has been estimated as 98%. Based on this estimate a continuation of the current contribution level is expected to result in a fully funded position by 30 September 2002.

As a result of the acceleration of payments a net prepayment of £54m (2001: £24m) is included in debtors due after more than one year, representing the excess of the amounts funded over accumulated pension costs.

Germany
The Group's pension obligations in relation to employees in Germany are not generally funded with any shortfall in external funding being accrued within provisions.
The German schemes are subject to annual valuations, with the last formal valuation prepared at 1 April 2001, and are undertaken by independent actuaries using the projected unit funding method of valuation.

There are a number of separate schemes in Germany only one of which is funded externally. At 1 April 2001, the total pension liability for the internally funded benefits was £133m. The total pension liability for the externally funded benefits was £7m and the market value of the scheme’s assets for the externally funded benefits also amounted to £7m.

An amount of £135m (2001: £136m) is included in provisions for liabilities and charges, representing the excess of the accumulated pension costs over the amounts funded externally and reflects the internally funded nature of the principal arrangements.

Japan
The Group’s pension obligations in relation to employees in Japan are not generally funded, with any shortfall in external funding being accrued within provisions.
The Japanese schemes are subject to valuations at intervals of between one and two years, with the last formal valuations being prepared at 31 March 2001. These have been undertaken by independent actuaries using the projected unit funding method of valuation.

There are a number of separate schemes in Japan only one of which is funded externally. At the date of acquisition, the total pension liability for the internally funded benefits was estimated at £94m. The total pension liability for the externally funded benefits using the assumptions detailed above was £5m and the market value of the scheme’s assets for the externally funded benefits amounted to £1m representing a percentage cover of accrued benefits for members of 20%.

An amount of £92m is included in provisions for liabilities and charges, representing the excess of the accumulated pension costs over the amounts funded externally and reflects the internally funded nature of the principal arrangements.

122	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements continued

34.

Pensions continued

Additional disclosures in respect of FRS 17

The most recent full formal actuarial valuations have been updated by qualified independent actuaries for the financial year ended 31 March 2002 to derive the FRS 17 disclosures below. The major assumptions used by the actuaries were:

	UK	Germany	Japan
Rate of inflation	2.5%	2.0%	0%
Rate of increase in salaries	4.5%	4.0%	See * below
Rate of increase in pensions in payment	2.5%	2.0%	N/a
Rate of increase in deferred pensions	2.5%	0%	N/a
Discount rate	6.0%	6.25%	2.5%

* Rate of increase in salaries in Japan is calculated in line with company specific experience. The assets of the scheme and the expected rates of return were:

	Expected long term rate of return %	UK Fair value £m	Expected long term rate of return %	Germany Fair value £m	Expected long term rate of return %	Japan Fair value £m	Group Fair value £m
Bonds	6.0	23	N/a	–	N/a	–	23
Equities	8.0	206	N/a	–	N/a	–	206
Other assets	6.0	–	6.0	8	4.4	1	9

Total market value of scheme assets		229		8		1	238

Present value of scheme liabilities		301		139		116	556

FRS 17 deficits		(72)		(131)		(115)	(318)
Related deferred tax		22		52		48	122

Net FRS 17 deficits		(50)		(79)		(67)	(196)

The funded status of each of the above principal defined benefit schemes is reported at the beginning of this note. The deficits reported under FRS 17 reflect the different bases for valuing assets and liabilities compared with SSAP 24 and include the immediate impact of the fair value of assets at 31 March 2002. FRS 17 does not have any impact on the basis of funding these schemes.

As shown above, the majority of the £196m deficit is in respect of the Group’s pension schemes in Germany and Japan which, in common with many of the defined benefit schemes in those countries, are internally funded. At 31 March 2002, over 90% of the deficits have been provided against. The funding policy for the UK scheme is reviewed on a systematic basis in consultation with the independent scheme actuary in order to ensure that the funding contributions from sponsoring employers are appropriate to meet the liabilities of the scheme over the long term.

In respect of the UK pension arrangements, the shortfall in assets represents approximately 25% of the pension liabilities as derived using assumptions adopted for the purposes of FRS 17. The performance of investment markets around the world over the last two years has been a major contributor to this shortfall.

Notes to the Consolidated Financial Statements	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	123

35.

Subsequent events

On 2 April 2002, the Company announced that it had acquired a further 2.2% stake in Airtel, for the euro equivalent of £0.4 billion, following the exercise of a put option held by Torreal, S.A. This increased the Group’s equity interest in Airtel from 91.6% to 93.8%.

On 22 April 2002, the Company announced that its subsidiary, Vodafone Deutschland GmbH, intends to buy-out the outstanding minority shareholders in Vodafone AG. The Group already owns more than 99.6% of Vodafone AG and the cost of this transaction is expected to be approximately €430m. The buy-out requires the approval of Vodafone AG’s shareholders and entry into the Commercial Register before it becomes legally effective, which is expected to be on or around 11 July 2002.

On 2 May 2002, Vivendi Telecom International notified the Group that, pursuant to a put option agreement, the Group is required to purchase 8,400,000 shares in Vodafone Egypt. As a result of this transaction, the Group’s interest in Vodafone Egypt will increase from 60% to 67%.

On 3 May 2002, the Group completed the purchase of the 4.5% minority interest in Vodafone Pacific, as a result of which Vodafone Pacific became a wholly owned subsidiary undertaking.

On 16 May 2002, the Group announced that it has reached agreement to subscribe $750m for new shares in China Mobile increasing the Group’s effective interest in China Mobile to approximately 3.27%. Also, China Mobile has announced its intention to commence the payment of dividends starting in the financial year ended 31 December 2002. The transaction is expected to complete in June 2002.

36.

Principal subsidiary undertakings, joint ventures, associated undertakings and investments

Principal subsidiary undertakings

The Company had, at 31 March 2002, the following subsidiary undertakings carrying on businesses which principally affect the profits and assets of the Group. They all have the same year end date as the Company and have been included in the Group consolidation.

Unless otherwise stated the Company’s principal subsidiary undertakings all have share capital consisting solely of ordinary shares and are indirectly held. The country of incorporation or registration of all subsidiary undertakings is also their principal place of operation.

Name	Activity	Country of incorporation or registration	Percentage (1) shareholdings

Airtel Móvil, S.A.(2)	Cellular network operator	Spain	91.6
Arcor AG & Co KG	Fixed line operator	Germany	73.6
Europolitan Holdings AB	Holding company for cellular network operator	Sweden	71.1
J-Phone Co., Limited	Cellular network operator	Japan	69.7
Japan Telecom Co., Limited	Holding and telecommunications company	Japan	66.7
Omnitel Pronto Italia S.p.A.	Cellular network operator	Italy	76.6
Vodafone AG	Holding company	Germany	99.6
Vodafone Americas Inc.(3)	Holding company	USA	100.0
Vodafone D2 GmbH	Cellular network operator	Germany	99.7
Vodafone Deutschland GmbH	Holding company	Germany	100.0
Vodafone Egypt Telecommunications Company SAE	Cellular network operator	Egypt	60.0
Vodafone Europe B.V.	Holding company	Netherlands	100.0
Vodafone Finance Limited (4)	Financial trading company	England	100.0
Vodafone Information Systems GmbH	Billing, IT and B2B solutions	Germany	99.6
Vodafone International B.V.	Holding company	Netherlands	100.0

124	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements continued

36.	Principal subsidiary undertakings, joint ventures, associated undertakings and investments continued

Name	Activity	Country of incorporation or registration	Percentage(1) shareholdings

Vodafone International Holdings B.V.	Holding company	Netherlands	100.0
Vodafone International Inc.	Holding company	USA	100.0
Vodafone Ireland plc(5)	Cellular network operator	Ireland	100.0
Vodafone Libertel NV	Cellular network operator and service provider	Netherlands	70.0
Vodafone Limited	Cellular network operator	England	100.0
Vodafone Malta Limited	Cellular network operator	Malta	80.0
Vodafone Network Pty Limited(6)	Cellular network operator	Australia	95.5
Vodafone New Zealand Limited	Cellular network operator	New Zealand	100.0
Vodafone Pacific Limited(7)	Licence holder and holding company	Australia	95.5
Vodafone-Panafon Hellenic Telecommunications Company S.A.	Cellular network operator and
	telecommunications company	Greece	51.9
Vodafone Telecel-Comunicacoes Pessoais S.A.	Cellular network operator	Portugal	50.9
Vodafone UK Limited	Holding company	England	100.0
V.R.A.M. Telecommunications Company Limited(8)	Cellular network operator	Hungary	59.4

Notes:
(1)	To nearest tenth of one percent.
(2)	In April a further 2.2% was acquired by the Group.
(3)	Share capital consists of 597,379,729 ordinary shares and 1.65 million class D and E redeemable preference shares of which 100% of the ordinary shares are held by the Group.
(4)	Directly held.
(5)	Share capital consists of 2,207,826,690 ordinary shares and 30,000 redeemable shares all of which are indirectly held by the Company.
(6)	Subsequent to the year end the Company has indirectly acquired the remaining ordinary and redeemable preference shares in the Company’s parent Vodafone Pacific Limited.
(7)	Share capital consists of 1,309,252,000 ordinary shares and 24,798 redeemable preference shares of which 95.5% of both the ordinary shares and the redeemable preference shares were indirectly held by the Company. Subsequent to the year end the Group indirectly acquired the remaining ordinary and preference shares.
(8)	There is also one preference share in issue but it is not held by the Group.

Principal joint ventures The country of incorporation or registration of the Group’s joint venture is also its principal place of operation.

Name	Activity	Percentage shareholding	Latest financial accounts	Country of incorporation or registration

Vizzavi Limited	Internet and mobile data provider	50.0	31.03.02	England

The Group’s investment is subject to an arrangement that confers joint control. The registered or principal office of the company is 80 Strand, London, WC2R 0RJ.

Notes to the Consolidated Financial Statements	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	125

Principal associated undertakings

The Company’s principal associated undertakings all have share capital consisting solely of ordinary shares, unless otherwise stated, and are all indirectly held. The country of incorporation or registration of all associated undertakings is also their principal place of operation.

Name	Activity	Percentage (1) shareholding/ partnership interest	Par value of issued equity	Latest financial accounts		Country of incorporation or registration

Belgacom Mobile S.A.	Cellular network operator	25.0	BEF 2.82m	31.12.01	(2)	Belgium
Cellco Partnership(3)	Cellular network operator	45.0	—	31.12.01	(2)	USA
Cegetel Groupe S.A.	Holding and telecommunications company	14.9	€1,432.867m	31.12.01	(2)	France
Grupo Iusacell, S.A. de C.V.(4)	Cellular network operator	34.5	—	31.12.01	(2)	Mexico
Mobifon S.A.	Cellular network operator	20.1	ROL 2,002,798m	31.12.01	(2)	Romania
Polkomtel S.A.	Cellular network operator	19.6	PLN 2,050m	31.12.01	(2)	Poland
RPG Cellular Services Limited	Cellular network operator	20.8	490m Rupees	31.03.02		India
Safaricom Limited(5)	Cellular network operator	30.0	1,020 Kshs	31.03.02		Kenya
Société Française du Radiotéléphone S.A.(6)	Cellular network operator	20.0	€964.25m	31.12.01	(2)	France
Swisscom Mobile S.A.	Cellular network operator	25.0	CHF25m	31.12.01	(2)	Switzerland
Vodafone Fiji Limited	Cellular network operator	49.0	F$ 6m	31.03.02		Fiji
Vodacom Group (Pty) Limited	Holding company	31.5	ZAR 100	31.03.02		South Africa

Notes:
(1)	To nearest tenth of one percent.
(2)	Accounts are drawn up to 31 March 2002 for consolidation in the Group’s financial statements.
(3)	Cellco Partnership trades under the name Verizon Wireless. The registered or principal office of the partnership is 180 Washington Valley Road, Bedminster, New Jersey 07921, USA.
(4)	The Group holds 31.6% of the voting A series shares and 37.3% of the non-voting V series shares.
(5)	The Group also holds 2 non-voting shares.
(6)	The Group also holds a further 12% indirect interest in Société Française du Radiotéléphone S.A. through its interest in Cegetel Groupe S.A.

Principal investments

The shareholding in the investment consists solely of ordinary shares and is indirectly held. The principal country of operation is the same as the country of incorporation or registration.

Name	Activity	Percentage(1) shareholding	Country of incorporation or registration

China Mobile (Hong Kong) Limited(2)	Cellular network operator	2.2	China

Notes:
(1)	To nearest tenth of one percent.
(2)	Listed on the Hong Kong and New York stock exchanges and incorporated under the laws of Hong Kong.

126	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements continued

37.	US GAAP information
Reconciliation with United States accounting principles
The following is a summary of the effects of the differences between US Generally Accepted Accounting Principles (‘US GAAP’) and UK Generally Accepted Accounting Principles (‘UK GAAP’) that are significant to Vodafone. The principles are set out on pages 127 to 130. The translation of pounds sterling amounts into US dollars is provided based on the noon buying rate on 29 March 2002 of £1 : $1.4250.

	Note	2002 $m	2002 £m		2001 as restated £m		2000 as restated £m

Revenues as reported in accordance with UK GAAP		32,554	22,845		15,004		7,873
Items decreasing revenues:
Non-consolidated subsidiaries	(a)	(5,930)	(4,162)		(3,409)		–
Deferral of connection revenues	(b)	(1,488)	(1,044)		(492)		–

Revenues in accordance with US GAAP		25,136	17,639		11,103		7,873

Net (loss)/income as reported in accordance with UK GAAP		(23,021)	(16,155)		(9,885)		542
Items (increasing)/decreasing net (loss)/income:
Goodwill and other intangibles amortisation	(c)	(13,849)	(9,719)		(5,302)		(427)
Deferral of connection income	(b)	(21)	(15)		(54)		–
Reorganisation costs	(d)	–	–		84		25
Capitalised interest	(e)	551	387		365		–
Income taxes	(f)	10,868	7,627		7,847		386
Minority interests	(g)	1,864	1,308		(40)		35
Loss on sale of business	(h)	(121)	(85)		–		–
Other	(i)	(76)	(53)		(86)		(8)

Net (loss)/income before change in accounting principle, in accordance with US GAAP		(23,805)	(16,705)		(7,071)		553

Effect of change in accounting principle(1)		25	17		–		–

Net (loss)/income after change in accounting principle, in accordance with US GAAP		(23,780)	(16,688)		(7,071)		553

US GAAP basic (loss)/earnings per ordinary share :	(l)
– before change in accounting principle		(35.03)¢	(24.58	)p	(11.51	)p	2.04	p

– after change in accounting principle		(34.99)¢	(24.56	)p	(11.51	)p	2.04	p

US GAAP diluted (loss)/earnings per ordinary share:	(l)
– before change in accounting principle		(35.15)¢	(24.67	)p	(11.52	)p	2.02	p

– after change in accounting principle		(35.12)¢	(24.64	)p	(11.52	)p	2.02	p

Note:
(1)	Change in accounting principle relates to the Group’s transitional adjustment in respect of the adoption of Statement of Financial Accounting Standard (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities”, on 1 April 2001. The adjustment in respect of SFAS No. 133 for the year ended 31 March 2002 is included within “Items (increasing)/decreasing net (loss)/income: Other” and increased US GAAP net loss by £38m.

Notes to the Consolidated Financial Statements	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	127

		2002	2002	2001 as restated	2000 as restated
	Note	$m (1)	£m	£m	£m

Shareholders’ equity as reported in accordance with UK GAAP		186,067	130,573	145,007	140,594
Items increasing/(decreasing) shareholders’ equity:
Goodwill and other intangibles — net of amortisation	(c)	88,015	61,765	66,234	10,397
Fixed asset investments	(c)	–	–	–	9,054
Deferral of connection income	(b)	(143)	(100)	(85)	–
Capitalised interest	(e)	1,072	752	365	–
Cumulative deferred income taxes	(f)	(66,969)	(46,996)	(51,259)	(12,202)
Minority interests	(g)	(7,858)	(5,514)	(5,149)	(1,946)
Proposed dividends	(j)	728	511	464	417
Other	(i)	(149)	(104)	(55)	20

Shareholders’ equity in accordance with US GAAP		200,763	140,887	155,522	146,334

Total assets as reported in accordance with UK GAAP		232,132	162,900	172,390	153,481
Items (decreasing)/increasing total assets:
Non-consolidated subsidiaries	(a)	(3,021)	(2,120)	(2,982)	–
Goodwill and other intangibles — net of amortisation	(c)	88,015	61,765	66,234	10,397
Fixed asset investments	(c)	–	–	–	9,054
Deferral of connection costs	(b)	3,423	2,402	1,368	–
Capitalised interest	(e)	1,072	752	365	–
Deferred tax asset	(f)	(553)	(388)	(315)	389
Other	(i)	(181)	(127)	(93)	26

Total assets in accordance with US GAAP		320,887	225,184	236,967	173,347

Comprehensive income
SFAS No. 130, “Reporting Comprehensive Income”, requires that all items that are required to be recognised as components of comprehensive income be reported in a separate financial statement. There are no material differences between total recognised gains and losses for the financial year shown in the Statement of Total Recognised Gains and Losses presented under UK GAAP and US GAAP comprehensive income, except for the differences between UK and US GAAP net income shown above.

Summary of differences between accounting principles generally accepted in the UK and the US
The consolidated financial statements are prepared in accordance with UK generally accepted accounting principles (“UK GAAP”), which differ in certain material respects from those generally accepted in the US (“US GAAP”). The differences that are material to the Group relate to the following items and the necessary adjustments are shown on pages 126 and above.

(a) Non-consolidated subsidiaries
Under UK GAAP, the results and assets of Omnitel and Airtel have been consolidated in the Group’s financial statements from 12 April 2000 and 29 December 2000, respectively. Under US GAAP, as a result of significant participating rights held by minority shareholders, the Group’s interests in Omnitel and, up to 29 June 2001, Airtel, have been accounted for as associated undertakings under the equity method of accounting. The results of Airtel have been consolidated under US GAAP from 29 June 2001, following the completion of the acquisition of a further 17.8% shareholding in Airtel.

Equity accounting for Omnitel and Airtel under US GAAP results in the operating loss, Group net interest payable, Group taxation payable and equity minority interests being less than/(more than) the equivalent UK GAAP amount by £2,060m, £(9)m, £402m and £249m (2001: £2,231m, £15m, £265m and £209m), respectively. The Group’s share of the operating loss, interest payable and taxation payable of associated undertakings would be greater/(lower) under US GAAP than UK GAAP by £1,577m, £(7)m and £307 (2001: £2,508m, £11m and £201m), respectively. The adjustment to operating loss and the Group’s share of the operating loss of associated undertakings includes an adjustment for the amortisation of goodwill of £3,514m (2001: £3,391m). The Group’s investment in associated undertakings at 31 March 2002 would be £21,394m (2001: £39,272m) greater under US GAAP than UK GAAP, comprising share of net assets of £2,630m (2001: £2,103m) and attributed goodwill of £18,764m (2001: £37,169m). There would be no adjustment in respect of comparatives for the year ended 31 March 2000.

128	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements continued

37.

US GAAP information continued

(b) Deferral of connection revenues and income
Under the Group’s UK GAAP accounting policy, connection revenues and related costs are recognised upon activation of a mobile handset on a cellular network. Under US GAAP, connection revenues are recognised over the period that a customer is expected to remain connected to a network. Connection costs directly attributable to the income deferred are recognised over the same period. Where connection costs exceed connection revenues, the excess costs are charged in the profit and loss account immediately upon activation of the handset.

(c) Goodwill and other intangibles
Under UK GAAP, the policy followed prior to the introduction of FRS 10, “Goodwill and Intangible Assets” (which is effective for accounting periods ended on or after 23 December 1998 and was adopted on a prospective basis) was to write off goodwill against shareholders’ equity in the year of acquisition. FRS 10 requires goodwill to be capitalised and amortised over its estimated useful economic life. Under US GAAP, following the introduction of SFAS No. 142, “Goodwill and Intangible Assets”, which is effective for accounting periods starting 15 December 2001 and, transitionally, for acquisitions completed after 30 June 2001, intangible assets with finite lives continue to be capitalised and amortised over their useful economic lives. Goodwill and intangible assets with indefinite lives are capitalised and not amortised, but tested for impairment, at least annually, in accordance with SFAS No. 142.

For the year ended 31 March 2002, under US GAAP, the goodwill related to the acquisition of the interests in J-Phone Group and Japan Telecom that occurred after 30 June 2001, has not been amortised but has been tested for impairment. All intangible assets are amortised over their estimated useful lives.

Investments in associated undertakings, under US GAAP, can also include an element of goodwill in the amount of the excess investment over the acquirer’s share in the fair value of the net assets at the date of the investment. Under UK GAAP, the treatment followed prior to the implementation of FRS 10 was to write off the excess of the purchase consideration over the fair value of the stake in the associated undertaking acquired against shareholders’ equity in the year of purchase. FRS 10 now requires goodwill to be capitalised and amortised over its useful economic life. Under US GAAP, goodwill and intangible assets arising on the acquisition of an equity stake continues to be capitalised and amortised in accordance with the requirements of APB 17, “Intangible Assets”.

Under UK GAAP and US GAAP the purchase price of a transaction accounted for as an acquisition is based on the fair value of the consideration. In the case of share consideration, under UK GAAP the fair value of such consideration is based on the share price at completion of the acquisition or the date when the transaction becomes unconditional. Under US GAAP the fair value of the share consideration is based on the average share price over a reasonable period of time before and after the proposed acquisition is agreed to and announced. This will result in a difference in the fair value of the consideration for the acquisition and consequently in the amount of goodwill capitalised and amortised.

The adjustment to net (loss)/income in respect of the amortisation of goodwill and other intangibles comprises £8,980m (2001: £4,662m, 2000: £170m) in respect of subsidiary undertakings and £736m (2001: £631m, 2000: £255m) in respect of joint ventures and associated undertakings. The adjustment to shareholders’ equity comprises £50,494m (2001 as restated: £54,044m) in respect of subsidiary undertakings and £11,271m (2001 as restated: £12,190m) in respect of joint ventures and associated undertakings.

(d) Reorganisation costs
Under UK GAAP, costs incurred in reorganising acquired businesses are charged to the profit and loss account as post-acquisition expenses. Under US GAAP, certain of such costs are considered in the allocation of purchase consideration and thereby the determination of goodwill arising on acquisition.

(e) Capitalised interest
Under UK GAAP, the Group’s policy is not to capitalise interest costs on borrowings in respect of the acquisition of tangible and intangible fixed assets. Under US GAAP, the interest cost on borrowings used to finance the construction of network assets is capitalised during the period of construction until the date that the asset is placed in service. Interest costs on borrowings to finance the acquisition of licences are also capitalised until the date that the related network service is launched. Capitalised interest costs are amortised over the estimated useful lives of the related assets.

Notes to the Consolidated Financial Statements	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	129

(f) Income taxes
Deferred taxation – Under UK GAAP deferred tax is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Under US GAAP, deferred tax is accounted for on all temporary differences and a valuation adjustment is established in respect of those deferred taxation assets where it is more likely than not that some portion will not be realised. In addition, deferred taxation assets are recognised for future deductions and utilisation of tax carry-forwards, subject to a valuation allowance.

Tax benefit on option exercises – Under UK GAAP, the tax benefit received on the exercise of share options by employees, being the tax on the difference between the market value on the date of exercise and the exercise price, is shown as a component of the tax charge for the period. Under US GAAP, the tax benefit is shown as a component of paid-in capital on issue of shares.

(g) Minority interests
The adjustments in respect of minority interests primarily relate to intangibles and provisions for deferred tax which have been recognised for US GAAP purposes by a less than 100% owned subsidiary undertaking.

(h) Loss on sale of business
The loss on sale of business represents the loss on sale of tele.ring which was sold fifteen months after the date of acquisition.

Under UK GAAP, the fair value of an acquired business can be amended up until the end of the financial year after acquisition. Under US GAAP, the fair value can only be adjusted for one year following acquisition.

(i) Other adjustments
Licence fee amortisation – Under UK GAAP, the Group has adopted a policy of amortising licence fees in proportion to the expected usage of the network during the start up period and then on a straight line basis. Under US GAAP, licence fees are amortised on a straight line basis from the date that operations commence to the date the licence expires.

Pension costs – Under both UK GAAP and US GAAP pension costs are provided so as to provide for future pension liabilities. However, there are differences in the prescribed methods of valuation, which give rise to GAAP adjustments to the pension cost and the pension prepayment.

Capitalisation of computer software costs – Under UK GAAP, costs that are directly attributable to the development of computer software for continuing use in the business, whether purchased from external sources or developed internally, are capitalised. Under US GAAP, data conversion costs and costs incurred during the research stage of software projects are not capitalised.

Investments in own shares – Investment in the Company’s own shares are included within other fixed asset investments under UK GAAP. US GAAP requires investments in own shares to be shown as a deduction from equity.

Gain on disposal of fixed assets and fixed asset investments – Under US GAAP, the net gain on disposal of fixed assets and fixed asset investments of £Nil and £Nil, respectively (2001: £6m and £6m, 2000: £Nil and £954m) would be included within operating income.

Derivative instruments – All the Group’s transactions in derivative financial instruments are undertaken for risk management purposes only and are used to hedge its exposure to interest rate and foreign currency risk. In accordance with UK GAAP, to the extent that such instruments are matched against an underlying asset or liability, they are accounted for as hedging transactions and recorded at appropriate historical amounts, with fair value information disclosed in the Notes to the Consolidated Financial Statements. Under US GAAP, SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, the Group’s derivative financial instruments, together with any separately identified embedded derivatives, are reported as assets or liabilities on the Group’s balance sheet at fair value with changes in their fair value accounted for through either the profit and loss account or statement of other comprehensive income. However, the Group has designated certain of its derivative instruments as hedges for US GAAP purposes and accordingly, recognises any corresponding changes in the fair value of the underlying assets, liabilities or positions being hedged.

Upon first adopting SFAS No. 133, a cumulative transition adjustment was made which increased US GAAP net income and other comprehensive income by £17m and £Nil respectively. For the year ended 31 March 2002, the impact of SFAS No. 133 on the Group’s financial position and results under US GAAP is to decrease US GAAP net income and Other comprehensive income by £38m and £Nil respectively.

130	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements continued

37.	US GAAP information continued

(j) Proposed dividends

Under UK GAAP, final dividends are included in the financial statements when recommended by the Board to the shareholders in respect of the results for a financial year. Under US GAAP, dividends are included in the financial statements when declared by the Board.

(k) Equity accounting
UK GAAP requires the investor’s share of operating profit or loss, exceptional items and interest income or expense of joint ventures and associated undertakings to be shown separately from those of the Group on the face of the profit and loss account. The charges for interest and taxation for joint ventures and associated undertakings may be aggregated within the Group interest and taxation amounts shown on the face of the profit and loss account, but must be disclosed in the notes to the accounts. The Group’s share of the turnover of joint ventures and associated undertakings is also permitted to be disclosed on the face of the consolidated profit and loss account. In addition, the Group’s share of gross assets and gross liabilities of joint ventures are shown on the face of the consolidated balance sheet. Under US GAAP, the after-tax profits or losses (i.e. operating results after exceptional items, interest and taxation) are included in the income statement as a single line item and the investments in joint ventures and associated undertakings are included in the consolidated balance sheet as a single line item. US GAAP does not permit the Group’s share of turnover of joint ventures and associated undertakings to be disclosed on the face of the consolidated income statement, nor does it permit the Group’s share of gross assets and gross liabilities to be shown on the face of the consolidated balance sheet.

(l) Earnings per ordinary share

Earnings per ordinary share information is calculated based on:
	2002 $m	2002 £m		2001 £m		2000 £m
	(in millions, except per ordinary share amounts)
Net (loss)/income in accordance with US GAAP
before change in accounting principle	(23,805)	(16,705)		(7,071)		553
after change in accounting principle	(23,780)	(16,688)		(7,071)		553
Weighted average number of ordinary shares in issue (millions)	67,961	67,961		61,439		27,100
Basic (loss)/earnings per ordinary share
before change in accounting principle	(35.03)¢	(24.58	)p	(11.51	)p	2.04	p
after change in accounting principle	(34.99)¢	(24.56	)p	(11.51	)p	2.04	p
Diluted weighted average number of ordinary shares (millions)	67,715)¢	67,715		61,398		27,360
Diluted (loss)/earnings per ordinary share
before change in accounting principle	(35.15)¢	(24.67	)p	(11.52	)p	2.02	p
after change in accounting principle	(35.12)¢	(24.64	)p	(11.52	)p	2.02	p

The presentation of adjusted basic earnings per share is not permitted under US GAAP.

Notes to the Consolidated Financial Statements	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	131

Consolidated statements of cash flows
The consolidated statements of cash flows prepared under UK GAAP differ in certain presentational respects from the format required under SFAS No. 95, “Statement of Cash Flows”. Under UK GAAP, a reconciliation of profit from operations to cash flows from operating activities is presented in a note, and cash paid for interest and income taxes are presented separately from cash flows from operating activities.

Under SFAS No. 95, cash flows from operating activities are based on net profit, including interest and income taxes, and are presented on the face of the statement.

Summary consolidated cash flow information as presented in accordance with US GAAP:

	2002 £m	2001 £m	2000 £m

Cash and cash equivalents was (used in)/provided by:
Operating activities	2,885	(1,853)	1,965
Investing activities	(11,999)	11,995	(5,276)
Financing activities	2,089	(2,699)	3,497

Net (decrease)/increase in cash and cash equivalents	(7,025)	7,443	186
Exchange movement	(76)	29	(3)
Cash and cash equivalents at the beginning of year	7,661	189	6

Cash and cash equivalents at the end of year	560	7,661	189

A reconciliation between the consolidated statements of cash flows presented in accordance with UK GAAP and US GAAP is set out below:

	2002 £m	2001 £m	2000 £m

Operating activities
Net cash inflow from operating activities (UK GAAP)	8,102	4,587	2,510
Tax paid	(545)	(1,585)	(325)
Net interest paid	(936)	(47)	(406)
(Decrease)/increase in short-term borrowings	(3,742)	(4,765)	149
Increase/(decrease) in bank overdrafts	6	(43)	37

Net cash provided by/(used in) operating activities (US GAAP)	2,885	(1,853)	1,965

Investing activities
Net cash (outflow)/inflow from capital expenditure, financial investments and acquisitions and disposals (UK GAAP)	(12,138)	11,642	(5,512)
Dividends received from joint ventures and associated undertakings	139	353	236

Net cash (used in)/provided by investing activities (US GAAP)	(11,999)	11,995	(5,276)

Financing activities
Net cash (outflow)/inflow from financing activities (UK GAAP)	(675)	(6,691)	3,867
Decrease/(increase) in short-term borrowings	3,742	4,765	(149)
Dividends paid	(978)	(773)	(221)

Net cash provided by/(used in) financing activities (US GAAP)	2,089	(2,699)	3,497

132	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements continued

37.

GAAP information continued

Recently issued accounting standards

SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”
In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 requires that all business combinations completed after 30 June 2001 be accounted for using the purchase method and requires the separate recognition of intangible assets where they meet one of two criteria – the contractual-legal criterion or the separability criterion. SFAS No. 141 is not anticipated to have a significant impact on the Group’s existing accounting policies under US GAAP. SFAS No. 142 requires that goodwill and other intangible assets with indefinite lives, not be amortised in the consolidated financial statements but be reviewed at least annually for impairment at the reporting unit level. SFAS No. 142 is effective for financial years beginning after 15 December 2001 and, accordingly, becomes effective for the Group in the financial year beginning 1 April 2002. However, certain provisions of SFAS No. 142, including the non-amortisation of goodwill and other intangible assets with indefinite lives, should be adopted earlier and applied in respect of acquisitions completed after 30 June 2001. The Group has adopted these provisions in its US GAAP results for the year ended 31 March 2002, the impact of which was to increase US GAAP net income by £6m. In respect of the Group’s results for the year ending 31 March 2003, the adoption of SFAS No. 142 is likely to have a material effect on the Group’s financial position and results under US GAAP, as goodwill is no longer amortised, and is estimated to increase US GAAP income by between £900m and £1,100m. In accordance with the requirements of SFAS No. 142, the Group is currently undertaking an impairment review, effective 1 April 2002.

SFAS No. 143, “Accounting for Asset Retirement Obligations”
In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 will be effective for financial years beginning after 15 June 2002 and requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. The impact of SFAS No. 143 on the Group’s financial position and results under US GAAP is not expected to be significant.

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”
In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144, which will be effective for financial years beginning after 15 December 2001, addresses financial accounting and reporting for the impairment or disposal of long lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and the accounting and reporting requirements of APB Opinion No. 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business”. The Group is in the process of analysing the impact of SFAS No. 144 on its Consolidated Financial Statements.

Additional financial information

Financial instruments: General
The principal financial risks arising from the Group’s activities are funding risk, interest rate risk, currency risk and counterparty risk. The Group manages these risks by a variety of methods, including the use of a number of financial instruments. All transactions in derivative financial instruments are undertaken for risk management purposes only by specialist treasury personnel. No instruments are held by the Group for trading purposes. The Group has a central treasury function which provides a centralised service to the Group for funding, foreign exchange, interest rate management and counterparty risk management, with operations, including transactions in derivative financial instruments, conducted within a policy framework approved by the Board.

Interest rate risk
The Group’s main interest rate exposures are to pounds sterling, euro and yen interest rates, being the functional currencies of the countries in which the Group has the majority of its floating rate borrowings. It is the Group’s interest rate management policy to maintain interest rates on monetary assets and liabilities on a floating rate basis, however interest rates are fixed when net interest is forecast to have a significant impact on profits. At the end of the year, 38% (2001: 72%) of the Group’s gross borrowings were fixed for a period of at least one year. The term structure of interest rates is managed within limits approved by the Board, using derivative financial instruments such as interest rate swaps, futures, options and forward rate agreements denominated in various currencies. At 31 March 2002, the Group had interest rate swaps and futures contracts outstanding with a notional principle value of £18,580m (2001: £48m). The fair value of these agreements was £64m in excess of their carrying value at 31 March 2002 (2001: £2m).

Notes to the Consolidated Financial Statements	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	133

Foreign exchange rate risk
The Group’s geographical spread exposes it to fluctuations in foreign exchange rates. The Group manages its exposure to foreign currency movements by hedging known future transactions including those resulting from the repatriation of international dividends and loans.

The Group also uses foreign exchange forwards to hedge transactional foreign exchange exposures.

At 31 March 2002 the Group had outstanding foreign exchange contracts and currency swaps with an aggregate amount of £28m (2001: £43m).
These contracts mature within 13 months (2001: 25 months). The fair value of these contracts was £1m higher than their carrying value at 31 March 2002 (2001: £1m lower). Profits and losses arising from these instruments are recognised in the profit and loss account when the associated sale and purchase is recognised or when a hedged transaction is no longer expected to occur.

The fair value of both the interest rate and foreign exchange rate risk management instruments was estimated by discounting the future cash flows to net present values using appropriate market interest and foreign exchange rates prevailing at the year end.

Investments in foreign entities
It is the Group’s policy not to hedge its international net assets with respect to foreign currency balance sheet translation exposure, since net tangible assets represent a small proportion of the total value of the Group.

Transactions not designated as hedges under SFAS No. 133
The Group does not pursue hedge accounting treatment for:
– futures, which are typically used to switch floating interest rates to fixed interest rates;
– derivatives entered into for funding and liquidity purposes, including forwards; and
– individual contracts where the underlying value of the transactions amounts to less than £10m.

Stock based compensation
For the purposes of US GAAP reporting, the Group accounts for stock based compensation in accordance with APB 25, “Accounting for Stock Issued to Employees”. The Group also adopts the disclosure only provisions of SFAS No. 123, “Accounting for Stock Based Compensation”.

The Company has four share option plans that it currently uses to grant options to its directors and employees. The maximum aggregate number of ordinary shares in respect of which options may be granted under these four plans will not (without shareholder approval) exceed 5% of the outstanding ordinary shares at the date of grant of any options when aggregated with options granted or shares issued to employees over a preceding period of five years for options granted under the Vodafone Group 1998 Sharesave Scheme (the “Sharesave Scheme”) and ten years under the other option plans.

The Sharesave Scheme enables staff to acquire shares in the Company through monthly savings of up to £250 over a three or five year period, at the end of which they also receive a tax free bonus. The savings and bonus may then be used to purchase shares at the option price, which is set at the beginning of the savings contract and usually at a discount of 20% to the then prevailing market price of the Company’s shares. Invitations to participate in this scheme are normally made annually. This scheme replaced the Vodafone Group Plc Savings Related Share Option Scheme in 1998, as that scheme had then operated for ten years.

The Company has two discretionary share option schemes, the Vodafone Group 1998 Company Share Option Scheme and the Vodafone Group 1998 Executive Share Option Scheme, one of which is Inland Revenue approved and the other unapproved. Both schemes were adopted by the Company in 1998 to replace two similar previous schemes that expired in that year. The directors used these schemes to award share options to all UK based staff on the Company’s payroll on 1 July 2000. These “3G Options” were granted in July 2000 and are exercisable from July 2003. The directors also used these schemes and their predecessor schemes to award share options to all UK based staff on the Company’s payroll on 1 July 1998. These special “Millennium Options” were granted in July 1998 and became exercisable from July 2001. The schemes are also used to grant annual awards of options to senior managers and directors.

Options under the discretionary schemes are subject to performance conditions, the aim of which is to link the exercise of options to sustained improvements in the underlying financial performance of the Company. The performance conditions are set by the Remuneration Committee of the Board. Options are normally exercisable between three and ten years after their grant.

134	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements continued

37.

US GAAP information continued

The Vodafone Group Plc 1999 Long Term Stock Incentive Plan was introduced in 1999 to provide share incentives for employees of AirTouch and eligibility for participation in this plan was extended to non-US employees in July 2000. In July 1999, July 2000 and July 2001, all employees of AirTouch were granted share options under the Long Term Stock Incentive Plan which vest over a four year period. Options granted to AirTouch employees are exercisable in respect of American Depositary Shares. In July 2000 and July 2001, options were also granted under this plan to a small number of senior executives of the Company under the Company’s global market-related remuneration (GMR) policy and under the executive option programme. The exercise of these options is subject to the satisfaction of demanding corporate performance targets. In July 2001, under the terms of this plan, the Company granted Global Employee (“GEM”) share options to more than 42,000 employees in twelve subsidiaries. The grant involved approximately 238 million ordinary shares, the exercise price of the options being determined by reference to the market value of ordinary shares at the time of grant, giving a provisional grant value of over £375 million. The share options can be exercised after three years and up to ten years after the grant date, subject to performance criteria having been met.

The Company has two other share plans that it uses to grant awards of restricted shares and performance shares to directors. Under the Vodafone Group Short Term Incentive Plan, which was introduced in 1998, shares are conditionally awarded to directors based on achievement of one-year performance targets. Release of the shares is deferred for a further two years and is subject to continued employment. Additional shares are released at this time if a further performance condition has been satisfied over the two year period. Under the Vodafone Group Long Term Incentive Plan, which was introduced in 1998, awards of performance shares are granted to directors. The release of these shares is conditional upon achievement of performance targets measured over a three year period.

Following the merger with AirTouch, some rights to acquire AirTouch Communications, Inc. 1993 Long Term Stock Incentive Plan options were converted into rights to acquire shares in the Company. No further awards will be granted under this scheme.

Movements in ordinary share options and ADS options outstanding during the years ended 31 March 2002, 2001 and 2000 are summarised as follows:

	Number of ADS options			Number of ordinary share options
	2002 (millions)	2001 (millions)	2000 (millions)	2002 (millions)	2001 (millions)	2000 (millions)

At 1 April	55.1	63.3	—	211.0	154.6	160.8
Granted	4.1	2.0	107.5	332.8	77.5	21.8
Exercised	(7.4)	(6.1)	(41.0)	(13.2)	(18.8)	(22.4)
Forfeited	(8.0)	(4.1)	(3.2)	(42.3)	(2.3)	(5.6)

At 31 March	43.8	55.1	63.3	488.3	211.0	154.6

Exercisable at 31 March	39.7	54.6	31.2	82.1	32.2	15.7

Weighted average price:
Granted during year	$29.31	$44.66	$23.26	£1.56	£2.82	£2.46
Exercised during year	$14.14	$14.92	$13.65	£0.77	£0.54	£0.47
Forfeited during year	$41.00	$42.09	$38.91	£1.79	£2.62	£1.43
Outstanding at 31 March	$29.74	$29.82	$28.71	£1.71	£1.90	£1.29
Exercisable at 31 March	$29.64	$29.65	$14.78	£1.33	£0.68	£0.46

SFAS No. 123 establishes a fair value based method of accounting for stock based compensation plans and encourages the recognition of the compensation cost on this basis in the income statement. Where the cost is not recognised, the pro forma effect of the valuation method on net (loss)/income must be disclosed. Under UK GAAP the compensation element is not required to be recognised in net income. The disclosure only provisions of SFAS No. 123 have been adopted.

	ADS options				Ordinary share options
	2002	2001	2000	2002	2001	2000

Weighted average fair value	$8.24	$13.45	$11.57	£0.56	£0.95	£0.86

Weighted average assumptions:
Implied volatility	36.02%	36.34%	26.0%	36.07%	36.17%	26.57%
Expected dividend yield	0.58%	0.82%	0.50%	0.57%	0.79%	0.50%
Risk-free interest rate	5.37%	4.58%	6.50%	5.45%	4.92%	6.55%
Expected option lives	3.5 years	3.5 years	3.5 years	3.5 years	3.6 years	3.7 years

Notes to the Consolidated Financial Statements	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	135

Had compensation cost been determined based upon the fair value of the share options and ADS options at grant date consistent with SFAS No. 123 the Group’s net (loss)/income and (loss)/earnings per ordinary share would have been restated to the pro forma amounts indicated below (in millions, except per share amounts):

	2002 £m		2001 £m		2000 £m
Net (loss)/income
As reported under US GAAP	(16,688)		(7,071)		553
Pro forma	(16,901)		(7,219)		401
Basic (loss)/earnings per share
As reported under US GAAP	(24.56	)p	(11.51	)p	2.04	p
Pro forma	(24.87	)p	(11.75	)p	1.48	p
Diluted (loss)/earnings per share
As reported under US GAAP	(24.64	)p	(11.52	)p	2.02	p
Pro forma	(24.96	)p	(11.76	)p	1.47	p

Unaudited pro forma summary financial information

The following unaudited pro forma summary financial information presents the Group’s consolidated results of operations for the year ended 31 March 2002 and the year ended 31 March 2001 as if the formation of Verizon Wireless, the acquisition of Mannesmann, Airtel, Japan Telecom, the J-Phone Group and Grupo lusacell all took place on 1 April 2000, the first day of the financial accounting periods presented.

Pro forma financial information for the year ended 31 March 2001 has been derived from the Group’s consolidated financial results for the year then ended, the unaudited financial results of Mannesmann, excluding the results of businesses held for resale on acquisition, for the period from 1 April 2000 to 12 April 2000, the audited results of Airtel for the year ended 31 December 2000, the audited consolidated results of Japan Telecom, including its consolidated subsidiary, J-Phone and the audited results of Grupo lusacell for the year ended 31 December 2000.

Pro forma financial information for the year ended 31 March 2002 has been derived from the Group’s consolidated financial results for the year then ended, the unaudited financial results of Japan Telecom and the J-Phone Group for the period from 1 April to 11 October 2001 and the unaudited financial results of Grupo lusacell. The results for Eircell are included in the consolidated results for the year. Consequently comparative results are not available for the prior period. The Group’s consolidated financial results for the year ended 31 March 2002 included turnover of £477m and operating profit of £117m relating to Eircell.

The financial statements of the acquired entities have been adjusted to conform materially to the Group’s accounting policies under UK GAAP. The pro forma merger adjustments include assumptions that the Group’s management believe to be reasonable. The pro forma results are not necessarily indicative of those that would have actually occurred had these transactions taken place at the beginning of the periods presented.

	2002 £m		2001 £m

Turnover	28,610		24,987
Net loss	(15,986)		(10,293)
Basic loss per ordinary share	(23.52	)p	(16.76	)p

Pensions and other post retirement benefits
The Group operates a number of pension plans for its employees throughout the world. For non-UK employees the Group provides, in most cases, defined contribution schemes. For employees in the UK, certain businesses acquired as part of the Mannesmann acquisition and in Japan, the Group generally provides defined benefit schemes. A description of the major defined benefit schemes provided in the UK, Germany and Japan is given in note 34.

Analyses of the net pension cost, plan assets, obligations and funded status for the major defined benefit plans in the UK, Germany and Japan, prepared under US GAAP, are provided below.

136	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements continued

37.	US GAAP information continued UK defined benefit pension plan The net pension cost, benefit obligations, plan assets and funded status under US GAAP comprised the following:
	2002 £m	2001 £m	2000 £m

Service cost	27	24	19
Interest costs on projected benefit obligation	11	11	8
Actual loss/(return) on plan assets	7	21	(21)
Net deferred items	(19)	(33)	15

Net periodic pension cost	26	23	21

Change in benefit obligation
Benefit obligation at 1 April	184	168	135
Service cost	27	24	19
Interest cost	11	11	8
Members’ contributions	9	8	6
Amendments	–	–	1
Actuarial loss/(gain)	33	(24)	1
Benefits paid (estimated)	(6)	(3)	(2)

Benefit obligation at 31 March	258	184	168

Change in plans’ assets
Fair value of assets at 1 April	178	167	120
Actual (loss)/return on plans’ assets	(7)	(21)	21
Employer’s contributions	55	27	22
Members’ contributions	9	8	6
Benefits paid (estimated)	(6)	(3)	(2)

Fair value of assets at 31 March	229	178	167

Funded status
Projected benefit obligation	(258)	(184)	(168)
Fair value of plan assets	229	178	167
Unrecognised net loss	80	27	17
Prior period service cost	1	2	2

Prepaid pension cost	52	23	18

Weighted-average actuarial assumptions
Discount rate	6.5%	5.9%	5.75%
Rate of compensation increase	4.0%	4.0%	4.5%
Expected long-term return on plan assets	8.0%	6.5%	6.5%

Notes to the Consolidated Financial Statements	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	137

German defined benefit pension plan

The net periodic pension cost, benefit obligations, plan assets and funded status under US GAAP, translated at the year-end exchange rate of €1.6323 : £1, at 31 March 2002 comprised the following:

	2002 £m	2001 £m

Service cost	2	2
Interest cost	7	7
Actual loss/(return) on plans’ assets	1	–

Net periodic pension cost	10	9

Change in benefit obligation
Benefit obligation at 1 April	114	126
Service cost	2	2
Interest cost	7	7
Amendments	4	(12)
Benefits paid (estimated)	(8)	(9)

Benefit obligation at 31 March	119	114

Change in plans’ assets
Fair value of assets at 1 April	2	2
Actual (loss)/return on plans’ assets	(1)	–
Employer’s contributions	8	–
Members’ contributions	–	–
Benefits paid (estimated)	(8)	–

Fair value of assets at 31 March	1	2

Funded status
Projected benefit obligation	(119)	(114)
Fair value of plan assets	1	2
Unrecognised net loss	31	26

Accrued pension cost	(87)	(86)

Weighted-average actuarial assumptions
Discount rate	6.0%	6.5%
Rate of compensation increase	2.5%	2.5%
Expected long-term return on plan assets	6.0%	6.5%

138	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements continued

37.	US GAAP information continued

Japan defined benefit pension plan
The net periodic pension cost, benefit obligations, plan assets and funded status under US GAAP, translated at the year-end exchange rate of ¥188.73 : £1, at 31 March 2002 comprised the following:

2002 £m

Service cost	5
Interest cost	1

Net periodic pension cost	6

Change in benefit obligation
Benefit obligation at 12 October 2001	97
Service cost	4
Interest cost	1
Amendments	23
Benefits paid (estimated)	(10)

Benefit obligation at 31 March	115

Change in plans’ assets
Fair value of assets at 12 October 2001	1
Employer’s contributions	10
Benefits paid	(10)

Fair value of assets at 31 March	1

Funded status
Projected benefit obligation	(115)
Fair value of plan assets	1
Unrecognised net loss	21

Accrued pension cost	(93)

Weighted-average actuarial assumptions
Discount rate	3.0%
Rate of compensation increase	N/a
Expected long-term return on plan assets	4.4%

Notes to the Consolidated Financial Statements	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	139

Joint ventures and associated undertakings

Summary aggregated financial information of the Group’s joint ventures, extracted on a 100% basis from accounts prepared under UK GAAP to 31 March 2002, is set out below:

	2002 £m	2001 £m

Assets
Current assets	41	46
Non-current assets	110	130

	151	176

Liabilities and equity shareholders’ funds
Liabilities	743	292
Minority interests	(54)	(1)
Total equity shareholders’ funds	(538)	(115)

	151	176

Turnover	6	205

Operating loss, before amortisation of goodwill	(410)	(81)

Summary aggregated financial information of the Group’s associated undertakings, extracted on a 100% basis from accounts prepared under UK GAAP to 31 March 2002, is set out below:

	2002 Equity-accounted entities as defined under UK GAAP £m	2002 Non-consolidated subsidiaries as defined under US GAAP £m	2002 Equity-accounted entities as defined under US GAAP £m	2001 £m

Assets
Current assets	7,901	1,805	9,706	11,329
Non-current assets	19,080	3,112	22,192	24,493

	26,981	4,917	31,898	35,822

Liabilities and equity shareholders’ funds
Current liabilities	13,389	1,483	14,872	19,676
Long-term liabilities	7,339	–	7,339	11,342
Total equity shareholders’ funds	6,253	3,434	9,687	4,804

	26,981	4,917	31,898	35,822

Turnover	29,123	4,162	33,285	28,795

Operating profit, before amortisation of goodwill	5,720	1,454	7,174	5,805

140	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements continued

37.

US GAAP information continued

Non-consolidated subsidiaries as defined under US GAAP comprise Omnitel throughout the period and Airtel up until 29 June 2001 – see “Summary of differences between accounting principles generally accepted in the UK and the US” on page 127.

Included in current liabilities and long-term debt are amounts owed to the Group, other shareholders of the associated companies and third parties. The Group’s share of all associated companies’ debt amounted to £5,718m at 31 March 2002 (2001: £6,734m).

Summary financial information for Verizon Wireless for the period from 3 April 2000 (the date of formation of Verizon Wireless) to 31 March 2002 and summary financial information for Omnitel for the years ended 31 March 2002 and 2001 is set out below. The financial information is extracted on a 100% basis from accounts prepared under UK GAAP.

	Verizon Wireless		Omnitel
	2002 £m	2001 £m	2002 £m	2001 £m
Assets
Current assets	3,728	2,981	1,805	634
Non-current assets	12,838	10,792	3,112	2,893

	16,566	13,773	4,917	3,527

Liabilities and equity shareholders’ funds
Current liabilities	8,405	8,105	1,483	1,194
Long-term liabilities	4,772	5,330	–	–
Total equity shareholders’ funds	3,389	338	3,434	2,333

	16,566	13,773	4,917	3,527

Turnover	12,449	10,266	3,732	3,073

Operating profit, before amortisation of goodwill	3,029	2,451	1,344	1,068

Unaudited Proportionate Financial Information	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	141

Unaudited Proportionate Financial Information

The following tables of unaudited financial information are presented on a proportionate basis. The basis of preparation of information is given below. Proportionate presentation is not required by UK GAAP and is not intended to replace the consolidated financial statements prepared in accordance with UK GAAP. However, since significant entities in which the Group has an interest are not consolidated, proportionate information is provided as supplemental data to facilitate a more detailed understanding and assessment of the consolidated financial statements prepared in accordance with UK GAAP.

UK GAAP requires consolidation of entities controlled by the Group and the equity method of accounting for entities in which the Group has significant influence but not a controlling interest. Proportionate presentation is a pro rata consolidation, which reflects the Group’s share of turnover and expenses in both its consolidated and unconsolidated entities. Proportionate results are calculated by multiplying the Group’s ownership interest in each entity by each entity’s results.

Proportionate information includes results from the Group’s equity accounted investments and investments held at cost. The Group does not have control over the turnover, expenses or cash flow of these investments and is only entitled to cash from dividends received from these entities. The Group does not own the underlying assets of these investments.

Basis of preparation of unaudited information

Financial information for the year ended 31 March 2002 has been derived from the Group’s consolidated financial results for the year.

Pro forma financial information for the year ended 31 March 2001 has been derived from the Group’s consolidated financial results for the year and the unaudited financial results of Mannesmann, excluding the results of businesses held for resale on acquisition, for the period from 1 April 2000 to 12 April 2000.

The pro forma comparatives include assumptions made by the Group’s management that it believes to be reasonable. The unaudited pro forma financial information does not take into account any synergies, including cost savings, or any severance and restructuring cost, which may or are expected to occur as a result of the acquisition of Mannesmann, except insofar as such costs and savings have been included in the financial statements of the Group for each of the periods presented.

Proportionate turnover	2002 £m	2001 £m
Mobile telecommunications:
Northern Europe	6,516	5,357
Central Europe	4,694	4,323
Southern Europe	5,109	3,521

Europe	16,319	13,201
Americas	5,638	5,008
Asia Pacific	5,373	2,771
Middle East and Africa	488	448

	27,818	21,428
Other operations:
Europe	821	767
Asia Pacific	1,160	35

	29,799	22,230

Proportionate EBITDA*	2002 £m	2001 £m
Mobile telecommunications:
Northern Europe	2,264	1,674
Central Europe	2,068	1,478
Southern Europe	2,131	1,450

Europe	6,463	4,602
Americas	1,907	1,627
Asia Pacific	1,321	587
Middle East and Africa	211	227

	9,902	7,043
Other operations:
Europe	(8)	(32)
Asia Pacific	199	5

	10,093	7,016
Less: depreciation and amortisation, excluding goodwill	(3,693)	(2,234)

Mobile telecommunications	6,688	5,019
Other operations	(288)	(237)
Proportionate total Group operating profit before goodwill and exceptional items	6,400	4,782

*	Proportionate EBITDA is defined as operating profit before exceptional reorganisation costs plus depreciation and amortisation of subsidiary undertakings, joint ventures, associated undertakings and investments, proportionate to equity stakes. Proportionate EBITDA represents the Group’s ownership interests in the respective entities’ EBITDA. As such, proportionate EBITDA does not represent EBITDA available to the Group.

142	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Additional Information for Shareholders

Additional Information for Shareholders

Related Party Transactions

During the year ended 31 March 2002, and as of 24 May 2002, neither any director nor any other executive officer, nor any associate of any director or any other executive officer, was indebted to the Company, except as disclosed under “Board’s Report to Shareholders on Directors’ Remuneration – Directors’ interests in the shares of the Company – Beneficial interests” above.

Since 1 April 2001, the Company has not been, and is not now, a party to any other material transactions, or proposed transactions, in which any member of the key management personnel (including directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing, or any relative of such spouse), had or was to have a direct or indirect material interest.

Transactions with joint ventures and associated undertakings of the Group are regularly entered into by the Company and its subsidiaries. Information regarding the value of transactions and loans with joint ventures and associated undertakings is provided in the Notes to the Consolidated Financial Statements in this Annual Report.

Share Price History

Upon flotation of the Company on 11 October 1988 the ordinary shares were valued at 170p each. On 16 September 1991, when the Company was finally demerged, for UK taxpayers the base cost of Racal Electronics Plc shares was apportioned between the Company and Racal Electronics Plc for Capital Gains Tax purposes in the ratio of 80.036% and 19.964% respectively. Opening share prices on 16 September 1991 were 332p for each Vodafone share and 223p for each Racal share.

On 21 July 1994 the Company effected a bonus issue of two new shares for every one then held and on 30 September 1999 it effected a bonus issue of four new shares for every one held at that date. The flotation and demerger share prices, therefore, may be restated as 11.333p and 22.133p respectively.

The share price at 31 March 2002 was 129.75p (31 March 2001:193.0p). The share price on 24 May was 113.0p.

The following tables set out, for the periods indicated, (i) the reported high and low middle market quotations of ordinary shares on the London Stock Exchange, (ii) the reported high and low sales prices of ordinary shares on the Frankfurt Stock Exchange, and (iii) the reported high and low sales prices of ADSs on the NYSE.

Five year data on an annual basis

	London Stock Exchange Pounds per ordinary share		Frankfurt Stock Exchange* Euros per ordinary share			NYSE Dollars per ADS
Financial Year	High	Low	High	Low	High	Low

1997/1998	1.25	0.53	–	–	20.77	8.67
1998/1999	2.45	1.11	–	–	39.52	19.15
1999/2000	3.99	2.13	–	–	63.06	34.11
2000/2001	3.56	1.82	5.82	2.87	56.63	26.01
2001/2002	2.29	1.24	3.70	2.00	33.26	17.88

*The Company’s ordinary shares have been traded on the Frankfurt Stock Exchange since 3 April 2000 and therefore information has not been provided for prior periods.

Two year data on a quarterly basis

	London Stock Exchange Pounds per ordinary share		Frankfurt Stock Exchange Euros per ordinary share			NYSE Dollars per ADS
Financial Year	High	Low	High	Low	High	Low

2000/2001
First Quarter	3.56	2.42	5.82	4.14	56.63	36.31
Second Quarter	3.20	2.36	5.13	3.95	48.31	34.06
Third Quarter	2.87	2.32	4.94	3.79	42.56	34.00
Fourth Quarter	2.47	1.82	3.97	2.87	36.69	26.01
2001/2002
First Quarter	2.29	1.46	3.70	2.43	33.26	20.56
Second Quarter	1.68	1.24	2.80	2.00	23.50	18.25
Third Quarter	1.93	1.47	3.13	2.38	27.58	21.80
Fourth Quarter	1.84	1.26	3.02	2.09	26.69	17.88
2002/2003
First Quarter*	1.31	0.95	2.15	1.52	18.80	13.85
*covering period up to 24 May 2002.

Six month data on a monthly basis

	London Stock Exchange Pounds per ordinary share		Frankfurt Stock Exchange Euros per ordinary share			NYSE Dollars per ADS
Financial Year	High	Low	High	Low	High	Low

December 2001	1.93	1.75	3.13	2.83	27.58	24.97
January 2002	1.84	1.50	3.02	2.52	26.69	21.45
February 2002	1.54	1.26	2.56	2.09	21.70	17.88
March 2002	1.46	1.30	2.37	2.12	20.75	18.34
April 2002	1.31	1.07	2.15	1.74	18.80	15.40
May 2002*	1.13	0.95	1.80	1.52	16.36	13.85
*High and low share prices for May 2002 only reported until 24 May 2002.

The current authorised share capital comprises 78,000,000,000 ordinary shares of $0.10 each and 50,000 7% cumulative fixed rate shares of £1.00 each.

Markets

The principal trading market for the Company’s ordinary shares is the London Stock Exchange. The Company’s ordinary shares are also listed on the Frankfurt Stock Exchange.

The Company’s ADSs, each representing ten ordinary shares, are listed on the New York Stock Exchange. The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York, as Depositary under a Deposit Agreement, dated as of 12 October 1988 as amended and restated as of 26 December 1989, as further amended and restated as of 16 September 1991 and as further amended and restated as of 30 June 1999, among the Company, the Depositary, and the holders from time to time of ADRs issued thereunder.

Additional Information for Shareholders	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	143

Shareholders at 31 March 2002

Number of ordinary shares held			Number of accounts	% of total issued shares

1	–	1,000	482,456	0.22
1,001	–	5,000	128,671	0.40
5,001	–	50,000	34,190	0.70
50,001	–	100,000	2,137	0.22
100,001	–	500,000	2,035	0.68
More than 500,000			2,518	97.78

			652,007	100.00

Type of shareholder at 31 March 2002

	Number of accounts	% of total issued shares

Private individuals	602,005	1.84
Banks or nominee companies	44,819	80.05
Investment trusts and funds	267	0.12
Insurance companies	573	0.94
Commercial and industrial companies	4,154	2.58
Other corporate bodies	85	0.20
Pension funds and trustees	102	0.57
Bank of New York Nominees – ADRs	1	1.90
Bearer warrants	1	11.80

	652,007	100.00

With the exception of nominee companies, most of which are institutional investors, stated shareholdings are only those directly held.

Geographical analysis of shareholders

At 31 March 2002, approximately 51% of the Company’s shares were held in the United Kingdom, 25% in North America, 22% in Europe (excluding UK) and 2% in the Rest of the World.

Memorandum and Articles of Association and Applicable English law

The following description summarises certain provisions of the Company’s Memorandum and Articles of Association and applicable English law. This summary is qualified in its entirety by reference to the Companies Act 1985 of Great Britain (the “Companies Act”), as amended, and the Company’s Memorandum and Articles of Association. Information on where shareholders can obtain copies of the Memorandum and Articles of Association is provided under the heading “Documents on Display” below.

All of the Company’s ordinary shares are fully paid. Accordingly, no further contribution of capital may be required by the Company from the holders of such shares.

Objects and purposes

The Company is incorporated under the name Vodafone Group Plc, and is registered in England and Wales under registered number 1833679. The Company’s objects and purposes are set out in the fourth clause of its Memorandum of Association and cover a wide range of activities, including to carry on the business of a holding company, to carry on business as dealers in, operators, manufacturers, repairers, designers, developers, importers and exporters of electronic, electrical, mechanical and aeronautical equipment of all types as well as to carry on all other businesses necessary to attain the Company’s objectives. The Memorandum of Association grants the Company a broad range of powers to effect these objectives.

Directors

The Company’s Articles of Association provide for a board of directors, consisting of not fewer than three directors, who shall manage the business and affairs of the Company.

Under the Company’s Articles of Association, a director cannot vote in respect of any proposal in which the director, or any person connected with the director, has a material interest other than by virtue of the director’s interest in the Company’s shares or other securities. However, this restriction on voting does not apply to resolutions (a) giving the director or a third party any guarantee, security or indemnity in respect of obligations or liabilities incurred at the request of or for the benefit of the Company, (b) giving any guarantee, security or indemnity to the director or a third party in respect of obligations of the Company for which the director has assumed responsibility under an indemnity or guarantee, (c) relating to an offer of securities of the Company in which the director participates as a holder of shares or other securities or in the underwriting, (d) concerning any other company in which the director (together with any connected person) is a shareholder or an officer or is otherwise interested, provided that the director (together with any connected person) is not interested in 1% or more of any class of the company’s equity share capital or the voting rights available to its shareholders, (e) relating to the arrangement of any employee benefit in which the director will share equally with other employees and (f) relating to any insurance that the Company purchases or renews for its directors or any group of people, including directors.

The directors are empowered to exercise all the powers of the Company to borrow money, subject to the limitation that the aggregate amount of all liabilities and obligations of the Group outstanding at any time, shall not exceed an amount equal to 1.5 times the aggregate of the Group’s share capital and reserves calculated in the manner prescribed in the Articles of Association, unless sanctioned by an ordinary resolution of the Company’s shareholders.

No person is disqualified from being a director or is required to vacate that office by reason of age. If at a general meeting a director who is 70 or more years of age is proposed for election or re-election, that director’s age must be set out in the notice of the meeting.

Directors are not required to hold any shares of the Company as a qualification to act as a director.

Finally, and in accordance with best practice in the UK for corporate governance (as opposed to the Articles of Association), compensation awarded to executive directors is decided by a remuneration committee consisting exclusively of non-executive directors.

144	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Additional Information for Shareholders

Additional Information for Shareholders continued

Rights attaching to the Company’s shares

Dividends rights

Holders of the Company’s ordinary shares may by ordinary resolution declare dividends but may not declare dividends in excess of the amount recommended by the directors. The directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution. Dividends on ordinary shares will be announced and paid in pounds sterling. Dividends with respect to ADSs held by the depositary will be converted by the depositary into US dollars, and the depositary will distribute them to the holders of ADSs.

If a dividend has not been claimed for one year after the passing of either the resolution passed at a general meeting declaring that dividend or the resolution of the directors providing for payment of that dividend, the directors may invest the dividend or use it in some other way for the benefit of the Company until the dividend is claimed. If the dividend remains unclaimed for 12 years after either the passing of the relevant resolution either declaring that dividend or providing for payment of that dividend, it will be forfeited and belong to the Company.

Voting rights

The Company’s Articles of Association provide that voting on Substantive Resolutions (any resolution which is not a Procedural Resolution) at a general meeting shall be decided on a poll. On a poll, each shareholder who is entitled to vote and be present in person or by proxy has one vote for every share held. Procedural Resolutions (i.e. resolutions of a procedural nature, such as a resolution to adjourn a General Meeting or a resolution on the choice of Chairman of a General Meeting) shall be decided on a show of hands, where each shareholder who is present at the meeting has one vote regardless of the number of shares held, unless a poll is demanded. In addition, the Articles of Association allow persons appointed as proxies of shareholders entitled to vote at general meetings to vote on a show of hands, as well as to vote on a poll and attend and speak at general meetings. Holders of the Company’s ordinary shares do not have cumulative voting rights.

Under English law, two shareholders present in person constitute a quorum for purposes of a general meeting, unless a company’s articles of association specify otherwise. The Company’s Articles of Association do not specify otherwise, except that the shareholders do not need to be present in person, and may instead be present by proxy, to constitute a quorum.

Under English law, shareholders of a public company such as the Company are not permitted to pass resolutions by written consent.

Record holders of the Company’s ADSs are entitled to attend, speak and vote on a poll or a show of hands at any general meeting of the Company’s shareholders by the depositary’s appointment of them as proxies with respect to the underlying ordinary shares represented by their ADSs. Alternatively, holders of ADSs are entitled to vote by supplying their voting instructions to the depositary or its nominee, who will vote the ordinary shares underlying their ADSs in accordance with their instructions.

Liquidation rights

In the event of the liquidation of the Company, after payment of all liabilities and deductions in accordance with English law, the holders of the Company’s 7% cumulative fixed rate shares would be entitled to a sum equal to the capital paid up on such shares, together with certain dividend payments, in priority to holders of the Company’s ordinary shares.

Pre-emptive rights and new issues of shares

Under Section 80 of the Companies Act, directors are, with certain exceptions, unable to allot relevant securities without the authority of the shareholders in a general meeting. Relevant securities as defined in the Companies Act include the Company’s ordinary shares or securities convertible into the Company’s ordinary shares. In addition, Section 89 of the Companies Act imposes further restrictions on the issue of equity securities (as defined in the Companies Act, which include the Company’s ordinary shares and securities convertible into ordinary shares) which are, or are to be, paid up wholly in cash and not first offered to existing shareholders. The Company’s Articles of Association allow shareholders to authorise directors for a period up to five years to allot (a) relevant securities generally up to an amount fixed by the shareholders and (b) equity securities for cash other than in connection with a rights issue up to an amount specified by the shareholders and free of the restriction in Section 89. In accordance with institutional investor guidelines, the amount of relevant securities to be fixed by shareholders is normally restricted to one third of the existing issued ordinary share capital, and the amount of equity securities to be issued for cash other than in connection with a rights issue is restricted to 5% of the existing issued ordinary share capital.

Disclosure of interests in the Company’s shares

There are no provisions in the Articles whereby persons acquiring, holding or disposing of a certain percentage of the Company’s shares are required to make disclosure of their ownership percentage, although there are such requirements under the Companies Act.

The basic disclosure requirement under Sections 198 to 211 of the Companies Act imposes upon a person interested in the shares of the Company a statutory obligation to notify the Company in writing and containing details set out in the Companies Act where:

(a)	he acquires (or becomes aware that he has acquired) or ceases to have (or becomes aware that he has ceased to have) an interest in shares comprising any class of the Company’s issued and voting share capital; and

(b)	as a result, EITHER he obtains, or ceases to have:
	(i)	a “material interest” in 3%, or more; or
(ii)	an aggregate interest (whether “material” or not) in 10%, or more of the Company’s voting capital or the percentage of his interest in the Company’s voting capital remains above the relevant level and changes by a whole percentage point.

Additional Information for Shareholders	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	145

A “material” interest means, broadly, any beneficial interest (including those of a spouse or a child or a step-child, those of a company which is accustomed to act in accordance with the relevant person’s instructions or in which one third or more of the votes are controlled by such person and certain other interests set out in the Companies Act) other than those of an investment manager or an operator of a unit trust/recognised scheme/collective investment scheme/open-ended investment company.

Sections 204 to 206 of the Companies Act set out particular rules of disclosure where two or more parties (each a “concert party”) have entered into an agreement to acquire interests in shares of a public company, and the agreement imposes obligations/restrictions on any concert party with respect to the use, retention or disposal of the shares in the company and an acquisition of shares by a concert party pursuant to the agreement has taken place.

Under Section 212 of the Companies Act, the Company may by notice in writing require a person that the Company knows or has reasonable cause to believe is or was during the preceding three years interested in the Company’s shares to indicate whether or not that is correct and, if that person does or did hold an interest in the Company’s shares, to provide certain information as set out in the Companies Act.

Sections 324 to 329 of the Companies Act further deal with the disclosure by persons (and certain members of their families) of interests in shares or debentures of the companies of which they are directors and certain associated companies.

There are additional disclosure obligations under Rule 3 of the Substantial Acquisitions Rules where a person acquires 15% or more of the voting rights of a listed company or when an acquisition increases his holding of shares or rights over shares so as to increase his voting rights beyond that level by a whole percentage point. Notification in this case should be to the Company, the Panel on Takeovers and Mergers and the UK Listing Authority through one of its approved regulatory information services no later than 12 noon on the business day following the date of the acquisition.

The City Code on Takeovers and Mergers also contains strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also to their respective associates during the course of an offer period.

General meetings and notices

Shareholders must provide the Company with an address or (so far as the Companies Act allow) an electronic address or fax number in the United Kingdom in order to be entitled to receive notices of shareholders’ meetings and other notices and documents. In certain circumstances, the Company may give notices to shareholders by advertisement in newspapers in the United Kingdom. Holders of the Company’s ADSs are entitled to receive notices under the terms of the deposit agreement relating to the ADSs.

Under the Company’s Articles of Association, the annual general meeting of shareholders must be held within 15 months of the preceding annual general meeting and at a time and place determined by the directors.

Variation of rights

If, at any time, the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act, either with the consent in writing of the holders of three fourths in nominal value of the shares of that class or upon the adoption of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class.

At every such separate meeting, all of the provisions of the Articles of Association relating to proceedings at a general meeting apply, except that (a) the quorum is to be the number of persons (which must be at least two) who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class or, if such quorum is not present on an adjourned meeting, one person who holds shares of the class regardless of the number of shares he holds, (b) any person present in person or by proxy may demand a poll, and (c) each shareholder will have one vote per share held in that particular class in the event a poll is taken.

Class rights are deemed not to have been varied by the creation or issue of new shares ranking equally with or subsequent to that class of shares in sharing in profits or assets of the Company, or by a redemption or repurchase of the shares by the Company.

Limitations on voting and shareholding

There are no limitations imposed by English law or the Company’s Articles of Association on the right of non-residents or foreign persons to hold or vote the Company’s shares other than those limitations that would generally apply to all of the shareholders.

Material Contracts

As at the date of this Annual Report, the Group is not party to any contracts that are considered material to the Group’s results or operations, except for its $13.7 billion credit facility which is discussed under “Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

Exchange controls

There are no UK government laws, decrees or regulations that restrict or that affect the export or import of capital, including but not limited to, foreign exchange controls on remittance of dividends on the ordinary shares or on the conduct of the Group’s operations, except as otherwise set out under “Taxation”, below.

Taxation

The following is a summary of the principal US federal and UK tax consequences to beneficial owners of the Company’s ADSs (“ADSs”) (ADS in this context also means ordinary shares in the Company) who are residents of the United States (“US Holders”) of the ownership of ADSs but is not a complete analysis or listing of all of the possible tax consequences of such ownership.

146	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Additional Information for Shareholders

Additional Information for Shareholders continued

This summary does not consider your particular circumstances. It is not a substitute for tax advice and investors are advised to consult their tax advisers with respect to the tax consequences of the ownership of ADSs including specifically the consequences under state and local tax laws. The statements regarding US and UK tax laws set out below are based on those laws in force on the date of this Annual Report.

US Holders will be treated as the owners of the underlying ordinary shares for the purposes of the United States-United Kingdom double taxation conventions relating to income and gains and to estate and gift taxes (the “Estate and Gift Tax Convention”) and for the purposes of the US Internal Revenue Code of 1986, as amended.

United States federal income tax consequences of the ownership of ADSs by a US resident

This section describes the material US federal income tax consequences of ownership of ADSs which are held as capital assets for US tax purposes.

Taxation of dividends

Dividends paid to a US Holder by the Company with respect to ADSs will be taxable as ordinary income to the US Holder for US federal income tax purposes to the extent the dividend is paid out of the Company’s current or accumulated earnings and profits, as determined for US federal income tax purposes, based on the US dollar value of the dividend on the date the dividend is actually or constructively received, calculated by reference to the exchange rate on the relevant date.

The IRS procedures operate under the existing United States-United Kingdom double tax treaty and state that a beneficial owner of an ADS and of any cash dividend paid with respect thereto who is a US person for US federal income tax purposes, and who is eligible for benefits under the United States-United Kingdom tax treaty with respect to income derived in connection with such ADS (each such holder referred to as an eligible US Holder), who receives a dividend from the Company may be entitled to a foreign tax credit for UK tax withheld.

The amount of the withholding tax equals the tax credit payment that you are entitled to receive from the UK Inland Revenue. At current rates, a dividend of £90 entitles the US Holder to a payment of £10 offset by a UK withholding tax of £10. Because the tax credit payment and the withholding tax offset each other, the UK Inland Revenue neither makes the payment nor collects the tax. The offsetting payments nevertheless have US tax significance. If a US Holder is entitled to, and elects for, the benefits of the United States-United Kingdom tax treaty, the foreign tax credit would be equal to one-ninth of any dividend received and would give rise to additional dividend income of the same amount. To make an election, the US holder must file a completed US IRS Form 8833 with his federal income tax return for the relevant year. A US partnership is entitled to benefits under the United States-United Kingdom tax treaty only with respect to income allocated to partners who are so entitled.

The US and UK signed a new tax treaty on 24 July 2001, which has not yet come into force (and it has not yet been determined when the new treaty will come into force). Under the new treaty, US holders of UK shares will lose their right to claim a tax credit from the Inland Revenue (subject to certain circumstances to the ability of such holders under the present treaty to elect for the existing rules to continue to apply for a 12 month transitional period from the date the new treaty comes into force). In the absence of any such right, no UK withholding tax will be treated as having been paid, and US shareholders will, therefore, no longer be able to claim US foreign credits for any such UK withholding tax.

Each US Holder is urged to consult his or her tax adviser concerning whether the US Holder is eligible for benefits under the United States-United Kingdom tax treaty and whether, and to what extent, a foreign tax credit or deduction will be available with respect to dividends received from the Company.

Distributions by the Company in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the eligible US Holder’s basis in its ADSs and thereafter as capital gain. Dividends paid by the Company will not be eligible for the dividends-received deduction allowed to US corporations in respect of dividends received from other US corporations. US Holders should consult their own tax advisers regarding the treatment of any foreign currency gain or loss on any pounds sterling received on ADSs which are not converted into US dollars on the date the pounds sterling are actually or constructively received by the depositary or by the US Holder. For foreign tax credit limitation purposes, dividends paid by the Company will be income from sources outside of the United States.

Taxation of capital gains

Upon a sale or other disposition of ADSs, a US Holder will recognise a gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised and the US Holder’s tax basis, determined in US dollars, in the ADSs. A gain or loss recognised will be a long-term capital gain or loss with respect to ADSs held for more than 12 months at the time of the sale or other disposition and any gain recognised generally will be income from sources within the United States for foreign tax credit limitation purposes. A US Holder that is liable for both US federal income tax and UK tax on the sale or other disposition of ADSs should consult with his or her tax adviser to determine the US Holder’s entitlement to credit the UK tax against the US federal income tax liability.

The foregoing discussion does not address all aspects of US federal income taxation that may be relevant to stockholders who are subject to special provisions of US federal income tax. For example:

   Stockholders liable for alternative minimum tax

   Stockholders that actually or constructively will own 10% or more of the outstanding stock of the Company

   Stockholders that hold their stock as part of an integrated investment composed of Company shares or ADSs and one or more other investments

   Stockholders whose “functional currency” is not the US dollar

   Financial institutions

   Insurance companies

   Tax-exempt organisations

   Traders in securities that elect mark-to-market accounting treatment

   Broker-dealers

Additional Information for Shareholders	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	147

United Kingdom tax consequences of the ownership of ADSs by a US resident

This section describes the material UK tax consequences of ownership of ADSs.

Taxation of dividends

A US Holder (who holds less than 10% of the voting stock of the Company) who is not resident for tax purposes in the UK who receives a dividend from the Company will not have any further UK tax to pay in respect of the dividend but will not be able to claim any payment in respect of the dividend under the United States-United Kingdom tax treaty. See “United States federal income tax consequences of the ownership of ADSs by a US resident – Taxation of dividends.”

Taxation of capital gains

A US Holder who is neither resident nor ordinarily resident for tax purposes in the UK will not normally be liable for UK tax on capital gains realised on the disposal of ADSs. However, this will not apply if at the time of the disposal, the US Holder carries on a trade, which for these purposes include a profession or vocation, in the UK through a branch or agency and the disposed ADSs are or have been used in or for the purposes of that trade or are or have been used or held by or for the purposes of the trade, profession, vocation, branch or agency. An individual US Holder who is only temporarily not resident in the UK may, under anti-avoidance legislation, still be liable for UK tax on capital gains realised, subject to any available exemption or relief.

Inheritance tax

An individual who is domiciled in the United States (for the purposes of the Estate and Gift Tax Convention) and is not a national of the United Kingdom will not be subject to UK inheritance tax in respect of the ADSs on the individual’s death or on a transfer of the ADSs during the individual’s lifetime, provided that any applicable US federal gift or estate tax is paid, unless the ADSs are part of the business property of a UK permanent establishment of an enterprise or pertains to a UK fixed based of an individual used for the performance of independent personal services. Where the ADSs have been placed in trust by a settlor, the ADS may be subject to UK inheritance tax unless the settlor was, when the trust was created, domiciled in the United States and not a UK national. The Estate and Gift Tax Convention generally provides a credit for the amount of any tax paid in the United Kingdom against the US federal tax liability in a case where ADSs are subject both to UK inheritance tax and to US federal gift or estate tax.

UK Stamp Duty and Stamp Duty Reserve Tax

Stamp duty will, subject to certain exceptions, be payable at the rate of 1 1 /2 % on any instrument transferring ordinary shares to the Custodian of the Depositary on the amount or value of the consideration or in certain circumstances on the value of such ordinary shares. In accordance with the terms of the Deposit Agreement, any tax or duty payable by the Depositary or the Custodian of the Depositary on deposits of ordinary shares will be charged by the Depositary to the party to whom ADRs are delivered against such deposits.

No stamp duty will be payable on any transfer of an ADR, provided that the ADR (and any separate instrument of transfer) is executed and retained at all times outside the United Kingdom. A transfer of an ADR in the United States will in such circumstances not give rise to stamp duty. A transfer of an ADR in the United Kingdom could attract stamp duty at a rate of 0.5%. The amount of stamp duty payable is generally calculated at the applicable rate on the purchase price of the ordinary shares. There is no charge to ad valorem stamp duty on gifts. On a transfer from nominee to beneficial owner (the nominee having at all times held the ordinary shares on behalf of the transferee) under which no beneficial interest passes and which is neither a sale nor arises under a contract of sale nor is in contemplation of sale, a fixed £5.00 stamp duty will be payable.

Stamp duty reserve tax will generally be payable at the rate of 0.5% but will be payable at a maximum rate of 1.5% in the case of a transfer into a depositary receipt facility (such as established under the Deposit Agreement) or to a nominee for a clearance service.

Documents on Display

The Company is subject to the information requirements of the US Securities and Exchange Act 1934. In accordance with these requirements, the Company files its Annual Report and other related documents with the Securities and Exchange Commission. These documents may be inspected by investors at the SEC’s public reference rooms located at 450 Fifth Street, NW Washington, DC 20549. Information on the operation of the public reference room can be obtained in the US by calling the SEC on 1-800-SEC-0330. Shareholders can also obtain copies of the Company’s Memorandum and Articles of Association from the Company’s registered office.

Other Shareholder Information

Financial calendar 2002/03

Annual General Meeting (see below)	31 July 2002
Interim Results announcement	12 November 2002
Full year results announcement	May 2003

Dividends

Full details on the dividend amount per share or ADS and the Group’s dividend policy can be found on pages 41 and 42. Set out below is information relevant to the final dividend for the financial year ended 31 March 2002.

Final
Ex-dividend date	5 June 2002
Record date	7 June 2002
DRIP election date	19 July 2002
Dividend payment date	9 August 2002*

* ADR payment date will be 19 August 2002.

For further details on the dividend reinvestment plan, shareholders should contact the Company’s registrars.

148	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Additional Information for Shareholders

Additional Information for Shareholders continued

ShareGift

The Company supports ShareGift, a registered charity share donation scheme administered by the Orr Mackintosh Foundation. Through ShareGift, shareholders who have only a small number of shares which might be considered uneconomic to sell are able to donate them to charity. Donated shares are aggregated and sold by ShareGift, the proceeds being passed on to a wide range of UK charities. Donating shares to charity gives rise neither to a gain nor a loss for UK Capital Gains Tax purposes and, following changes in recent budgets, UK taxpayers may also be able to claim income tax relief on such gifts of shares.

Transfer forms specifically for Vodafone shareholders are available from the Company’s Registrars, Computershare Investor Services PLC, and even if the share certificate has been lost or destroyed the gift can be completed. Further details about ShareGift can be obtained from its website at www.sharegift.org or at The Orr Mackintosh Foundation, 24 Grosvenor Gardens, London SW1W 0DH (telephone: +44 (0) 20 7337 0501).

The Unclaimed Assets Register

The Company participates in the Unclaimed Assets Register, which provides a search facility for financial assets which may have been forgotten and which donates a proportion of its public search fees to a group of three UK charities (Age Concern, NSPCC and Scope). For further information, contact The Unclaimed Assets Register, Lloyds Chambers, 1 Portsoken Street, London E1 8DF (telephone: +44 (0) 870 241 1713), or its website at www.uar.co.uk.

Share price information

The current share price for Vodafone Group Plc can be obtained in the UK by dialling the Financial Times Cityline service on 0906 0035555. Calls are charged at 50p per minute.

Annual General Meeting

The eighteenth Annual General Meeting of the Company will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on 31 July 2002 at 10.30 a.m.

The Notice of Meeting, together with details of the business to be conducted at the Meeting, is being circulated to shareholders with this Annual Report.

The Annual General Meeting will be transmitted via a live wecast and can be viewed at the Company’s website – www.vodafone.com – on the day of the meeting and for one month after the end of the meeting.

Contact Details

Registered office

The Courtyard, 2-4 London Road, Newbury, Berkshire, RG14 1JX, England
Telephone:	+44 (0) 1635 33251
Fax:	+44 (0) 1635 45713

Investor Relations

Tim Brown	Corporate Affairs Director
Melissa Stimpson	Head of Group Investor Relations
Telephone:	+44 (0) 1635 33251
Fax:	+44 (0) 1635 45713

Corporate Social Responsibility team

Telephone:	+44 (0) 1635 33251
Fax:	+44 (0) 1635 674478
E-mail:	responsibility@vodafone.com

Registrars and Transfer Office

Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH, England
Telephone:	+44 (0) 870 702 0198

Shareholders may also access details of their shareholding, subject to passing an identity check. This service is available via the Company’s website at www.vodafone.com/investor

The ADR programme is administered on behalf of the Company by The Bank of New York, ADR Division, Shareholder Relations Department, Church Street Station, PO Box 11258, New York, NY 10286-1258, USA
Telephone:	+1 800 233 5601.

Glossary of Terms	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	149

Glossary of Terms

Terms used in this Annual Report	Brief description of meaning or US equivalent

“Active customer”

A registered customer who has made or received a chargeable event in the last three months or, where information on incoming events is not available, a customer who has made a chargeable event in the last three months.

“AirTouch”	AirTouch Communications, Inc. and its subsidiary undertakings (and, where the context requires, its interests in joint ventures and associated undertakings). AirTouch was renamed Vodafone Americas Asia Inc. on 27 September 2000 and Vodafone Americas Inc. on 15 March 2002.

“ARPU”	Average revenue per customer.

“Churn”	Customer disconnections from the Group’s mobile telephone networks . The “churn rate” is the number of customers who disconnect from a network in a given period or have had their service terminated, divided by the average number of customers for the same period.

“Company”	Vodafone Group Plc, not including its subsidiary undertakings and its investments in joint ventures and associated undertakings.

“EBITDA”	Earnings before interest, tax, depreciation and amortisation.

“Financial Year”	Twelve month period ended 31 March. UK equivalent to a fiscal period.

“GPRS”	General packet radio service, an enhancement to the GSM mobile communications system that supports data packets, enabling continuous flows of data packets over the system for such applications as web browsing and file transfer.

“Group” or “Vodafone”	The Company and its subsidiary undertakings (and, where the context requires, its interests in joint ventures and associated undertakings).

“GSM”	Global system for mobile communications, a standard for digital mobile telephone transmissions at a frequency of 900 MHz, 1800 MHz, or 1900 MHz.

“Mannesmann”	Mannesmann AG. Mannesmann AG has been subsequently renamed Vodafone AG.

“Market penetration”	Total number of registered customers in a market divided by the estimated population in that market, expressed as a percentage.

“Profit”	Income

“Profit attributable to shareholders”	Net income

“Proportionate customers”	The number of registered customers of a venture multiplied by the Company’s effective percentage ownership interest in the venture.

“Registered customer”	Unless the context otherwise requires, a mobile handset connected to a cellular network.

“Service provider”	A company, either third-party or operated in-house, providing retail services to the mobile telecommunications market.

“SMS”	Short Message Service.

“Turnover”	Revenue

“Venture customers”	The number of registered customers in ventures in which the Company has an ownership interest.

“WAP”	Wireless application protocol, a standard for providing mobile phones, pagers and other handheld devices with secure access to e-mail and text based web pages.

“3G”	Third generation mobile service or UMTS, the latest digital standard for mobile telecommunications.

150	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Vodafone Group Plc – Form 20-F Cross Reference Guide

Vodafone Group Plc – Form 20-F Cross Reference Guide

The information in this document that is referenced in the following table is included in the Company’s Annual Report on Form 20-F for 2002 (the “2002 Form 20-F”) filed with the SEC. No other information in this document is included in the 2002 Form 20-F. The 2002 Form 20-F is the only document that is incorporated by reference to this report in any filings by the Company under the United States Securities Act of 1993, as amended. The 2002 Form 20-F has not been approved or disapproved by the SEC nor has the SEC passed upon the adequacy or accuracy of the 2002 Form 20-F.

PART I

Item	Form 20-F caption	Location in this document	Page
1	Identity of Directors, Senior Management and Advisers	Not applicable	–

2	Offer Statistics and Expected Timetable	Not applicable	–

3	Key Information
	3A Selected Financial Data	Business Overview – Five year summary of results	26
	3A3 Exchange Rates	Operating and Financial Review and Prospects – Exchange rate information	42
	3D Risk Factors	Risk Factors	29

4	Information on the Company
	4A History and Development of the Company	Information on the Company – History and Development of the Company	7
	4B Business Overview	Business Overview	10
	4C Organisational Structure	Note 36 to the Consolidated Financial Statements, “Principal subsidiary
		undertakings, joint ventures and associated undertakings”	123
	4D Property, Plants and Equipment	Business Overview – Property, Plants and Equipment	25

5	Operating and Financial Review and Prospects
	5A Operating Results	Operating and Financial Review and Prospects – Operating Results	33
	5B Liquidity and Capital Resources	Operating and Financial Review and Prospects – Liquidity and
		Capital Resources	43
	5C Research and Development, Patents and Licences, etc.	Operating and Financial Review and Prospects – Research and Development, Patents and Licences, etc.	46
	5D Trend Information	Operating and Financial Review and Prospects – Trend Information	47

6	Directors, Senior Management and Employees
	6A Directors and Senior Management	The Board of Directors and the Group Executive Committee –
		Directors and Senior Management	49
	6B Compensation	Board’s Report to Shareholders on Directors’ Remuneration	57
	6C Board Practices	Corporate Governance; Board’s Report to Shareholders on
		Directors’ Remuneration	54, 57
	6D Employees	Note 33 to the Consolidated Financial Statements, “Employees”	119
	6E Share Ownership	Board’s Report to Shareholders on Directors’ Remuneration –
		Directors’ interests in the shares of the Company	64

7	Major Shareholders and Related Party Transactions
	7A Major Shareholders	Directors’ Report – Major shareholders	53
	7B Related Party Transactions	Additional Information for Shareholders – Related Party
		Transactions	142

8	Financial Information
	8A Consolidated Statements and Other Financial Information	Index to the Consolidated Financial Statements	71
	8A7 Litigation	Business Overview – Legal proceedings	25
	8A8 Dividend Policy	Operating and Financial Review and Prospects – Dividends	41
	8B Significant Changes	Note 35 to the Consolidated Financial Statements, “Subsequent events”	123

9	The Offer and Listing
	9A Share Price History	Additional Information for Shareholders – Share Price History	142
	9C Markets	Additional Information for Shareholders – Markets	142

Vodafone Group Plc – Form 20-F Cross Reference Guide	Annual Report & Accounts and Form 20-F	Vodafone Group Plc	151

Item	Form 20-F caption	Location in this document	Page
10	Additional Information
	10B Memorandum and Articles of Association	Additional Information for Shareholders – Memorandum and
		Articles of Association and Applicable English law	143
	10C Material Contracts	Additional Information for Shareholders – Material Contracts	145
	10D Exchange Controls	Additional Information for Shareholders – Exchange Controls	145
	10E Taxation	Additional Information for Shareholders – Taxation	145
	10H Documents on Display	Additional Information for Shareholders – Documents on Display	147

11	Quantitative and Qualitative Disclosures About Market Risk	Operating and Financial Review and Prospects – Quantitative and Qualitative Disclosures About Market Risk	46

12	Description of Securities Other Than Equity Securities	Not applicable	–

PART II
13	Defaults, Dividend Arrearages and Delinquencies	Not applicable	–

14	Material Modifications to the Rights of Security
	Holders and Use of Proceeds	Not applicable	–

15	Reserved	–	–

16	Reserved	–	–

17	Financial Statements	Not applicable	–

PART III
18	Financial Statements	Index to the Consolidated Financial Statements	71

19	Exhibits	Filed with the SEC	–

152	Vodafone Group Plc	Annual Report & Accounts and Form 20-F	Notes

Notes

Vodafone Group Plc The Courtyard 2-4 London Road Newbury, Berkshire RG14 1JX United Kingdom Registered in England No. 1833679 Tel: +44 (0)1635 33251 Fax: +44 (0)1635 45713 www.vodafone.com

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VODAFONE GROUP PUBLIC LIMITED COMPANY

/s/ Sir Christopher Gent

SIR CHRISTOPHER GENT
CHIEF EXECUTIVE

Date: June 19, 2002

Index to Exhibits
1.1	Amended Memorandum and Articles of Association of the Company (incorporated by reference to the Company’s Report on Form 6-K, dated 25 July 2001).
2.1
Indenture, dated as of February 10, 2000, between the Company and Citibank, N.A., as Trustee, including forms of debt securities (incorporated by reference from Amendment No. 1 to the Company’s Registration Statement on Form F-3. (File No. 333-10762)).

4.1	Agreement for US. $13,275,000,000 Revolving Credit Facility, dated June 27, 2001, among the Company, ABN Bank of America International Limited, Barclays Capital, BNP Paribas, Deutsche Bank AG London, HSBC Investment Bank plc, ING Bank N.V., London Branch, Lehman Brothers International (Europe), National Australia Bank Limited, Salomon Brothers International Limited, The Royal Bank of Scotland Plc, TD Bank Europe Limited, UBS Warburg Ltd and Westdeutsche Landesbank Girozentrale, with The Royal Bank of Scotland Plc as Agent and US Swingline Agent.*
4.2	Vodafone Group Long Term Incentive Plan.*
4.3	Vodafone Group Short Term Incentive Plan.*
4.4	Vodafone Group 1999 Long Term Stock Incentive Plan.*
4.5	Vodafone Group 1998 Company Share Option Plan.*
4.6	Vodafone Group 1998 Executive Share Option Plan.*
4.7	Directors’ Service Contracts.*
4.8	Service Contract of Vittorio Colao.
8.1	The list of the Company’s subsidiaries is incorporated by reference to note 36 to the Consolidated Financial Statements included in the Annual Report.
10.1	Consent of Deloitte & Touche.

*	Incorporated by reference to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001.