Form 20-F
period 2003-03-31
VODAFONE GROUP PUBLIC LTD CO
filed 2003-06-11
CIK 839923

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: March 31, 2003
OR
TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from: to
Commission file number: 1-10086

VODAFONE GROUP PUBLIC LIMITED COMPANY
(formerly VODAFONE AIRTOUCH PUBLIC LIMITED COMPANY)
(Exact name of Registrant as specified in its charter)

England
(Jurisdiction of incorporation or organization)

Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England
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
Ordinary Shares of $0.10 each 7% Cumulative Fixed Rate Shares of £1 each	68, 179, 382, 971 50,000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes No

Indicate by check mark which financial statements item the registrant has elected to follow:

Item 17 Item 18

Back to Contents

Vodafone Group Plc

Annual Report & Accounts and Form 20-F

For the year ended 31 March 2003

Back to Contents

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      1

Back to Contents

CONTENTS Continued

This Annual Report & Accounts and Form 20-F (the “Annual Report”), constitutes the Annual Report of Vodafone Group Plc in accordance with United Kingdom requirements and its Annual Report on Form 20-F in accordance with the requirements of the US Securities and Exchange Commission (the “SEC”). References to the “Group” or “Vodafone” are references to the Company and its subsidiary undertakings and, where the context requires, its interests in joint ventures and associated undertakings.

This Annual Report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operation and business management and strategy, plans and objectives for the Group. For further details, please see “Cautionary Statement Regarding Forward-Looking Statements” on page 24 and “Risk Factors” on pages 25 and 26 for a discussion of the risks associated with these statements.

2      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

INFORMATION ON THE COMPANY

History and Development of the Company

Vodafone Group Plc provides an extensive range of mobile telecommunications services, including voice and data communications, and is the world’s largest mobile telecommunications company, with a significant presence in Continental Europe, the United Kingdom, the United States and the Far East through the Company’s subsidiary undertakings, associated undertakings and investments. The Group presently operates in 28 countries worldwide. The Group’s mobile subsidiaries operate under the brand name “Vodafone” with the exception of its business in Japan, which currently operates as J-Phone Vodafone. In the United States the Group’s associated undertaking operates as Verizon Wireless. During the last two financial years, the Group has also entered into arrangements with five network operators in countries where the Group does not hold an equity stake. Under the terms of these Partner Network Agreements, the Group and its partner networks co-operate in the development and marketing of global services under dual brand logos. Through these agreements, the Group has extended its brand reach into eight further countries.

At 31 March 2003, based on the registered customers of mobile telecommunications ventures in which it had ownership interests at that date, the Group had approximately 119.7 million customers, excluding paging customers, calculated on a proportionate basis in accordance with the Company’s percentage interest in these ventures, and 296.0 million registered venture customers, as described in “Business Overview – Business activities – Mobile telecommunications”.

Following the completion of a number of major business transactions during the last three years, the Group acquired controlling interests in certain non-mobile telecommunications businesses, including Arcor AG & Co KG (“Arcor”), following the acquisition of Mannesmann AG (“Mannesmann”), and Japan Telecom Co., Ltd. (“Japan Telecom”), following a tender offer in October 2001.

The Company was formed in 1984 as a subsidiary of Racal Electronics Plc. Then known as Racal Telecom Limited, approximately 20% of the Company’s capital was offered to the public in October 1988. It was fully demerged from Racal Electronics Plc and became an independent company in September 1991, at which time it changed its name to Vodafone Group Plc. Following its merger with AirTouch Communications, Inc. (“AirTouch”), the Company changed its name to Vodafone AirTouch Plc on 29 June 1999 and, following approval by the shareholders in General Meeting, reverted to its former name, Vodafone Group Plc, on 28 July 2000. The Company is a public limited company incorporated in England and Wales. Its registered office is Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN England. Its principal telephone number is +44 (0)1635 33251.

The Company’s ordinary shares are listed on the London Stock Exchange and the Frankfurt Stock Exchange and the Company’s American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange. The Company had a total market capitalisation of approximately £86 billion at 23 May 2003, making it the second largest company in the Financial Times Stock Exchange 100 index, or FTSE 100, and the eleventh largest company in the world based on market capitalisation at that date.

Acquisitions of businesses

The Group has completed a number of major business transactions over the past three years, the most significant of which were the acquisition of Mannesmann, the acquisition of further interests in Japan Telecom and the J-Phone Group and the acquisition of Airtel Móvil S.A. (“Vodafone Spain”). In addition, during the year ended 31 March 2003, the Group increased its equity interests in certain existing Group companies through a series of transactions. These transactions are described in more detail below. When combined with others, most notably the merger with AirTouch (which completed on 30 June 1999 and created one of the world’s largest mobile telecommunications companies), these transactions increased the geographic footprint and substantially increased the customer base of the Group’s mobile operations, and significantly impacted the results of operations.

Acquisition of Mannesmann

On 12 April 2000, the Company received conditional European Commission consent to the acquisition of Mannesmann, following the receipt of valid acceptances representing approximately 98.62% of Mannesmann’s issued share capital and 99.72% of its convertible bonds in issue. The completion of the Mannesmann acquisition had a major impact on the Group’s results, bringing in both Mannesmann Mobilfunk GmbH in Germany and Omnitel Pronto Italia S.p.A in Italy as subsidiaries in two of Europe’s most important markets for mobile telecommunications. The businesses have since been rebranded and now operate as “Vodafone”. Mannesmann has also been renamed Vodafone Holding GmbH.

Subsequently, the Group has increased its ownership interest in Vodafone Holding GmbH to 100% through the buy-out of the remaining minority shareholders in Vodafone Holding GmbH, which was completed on 21 August 2002 for £281 million.

Through the Mannesmann acquisition, the Group also acquired beneficial ownership of Orange plc (“Orange”), then one of four mobile telecommunications operators in the UK, Infostrada S.p.A. (“Infostrada”) a fixed line telecommunications business in Italy, as well as interests in Mannesmann’s non-telecommunications businesses. The Group subsequently sold its interests in Orange, Infostrada and certain other acquired Mannesmann businesses, as described below under “Sales of businesses”.

Mannesmann synergies

Mannesmann has been integrated into the Group and the expected synergies for the year ended 31 March 2003 announced at the time of the acquisition have been achieved, exceeding the target set mainly as a result of higher savings on capital expenditure.

Acquisition of additional interests in the J-Phone Group

The Group’s initial investment in Japan, following the merger with AirTouch, comprised direct shareholdings in nine regional mobile telecommunications companies, with ownership interests ranging from 4.5% to 15%. On 7 October 1999, the Company announced a series of transactions that resulted in the Company increasing its equity interests to more than 20% in each of these companies, and becoming the second largest shareholder in each venture. The total consideration paid for the increased ownership interests in the three Digital Phone and six Digital Tu-Ka companies was £342 million. Subsequently, in an agreement with Japan Telecom and British Telecommunications plc (“BT”), the Group agreed to restructure its interests in Japan. This resulted in J-Phone Communications Co., Ltd. (“J-Phone Communications”), in which the Group had a 26% stake, acquiring a controlling interest of approximately 50% in each of the existing operating companies, becoming collectively known as the J-Phone Group. The Group’s effective ownership interests were largely unchanged by this reorganisation. The nine regional operating companies were subsequently reorganised into three new regional companies, J-Phone East, J-Phone West and J-Phone Central.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      3

Back to Contents

INFORMATION ON THE COMPANY Continued

On 2 May 2001, the Company announced that it had agreed to acquire, for a cash consideration of approximately £3.7 billion, BT’s ownership interests in the J-Phone Group and Japan Telecom, see “Acquisition of interests in Japan Telecom” below, comprising BT’s combined shareholdings of 20% in Japan Telecom and 20% in J-Phone Communications for £3.1 billion, and BT’s aggregate interest of approximately 4.9% in the J-Phone operating companies for a further £0.6 billion. The transaction completed on 1 June 2001, except for the acquisition of BT’s interests in the operating subsidiaries of J-Phone Communications, which did not complete until 12 July 2001. As a result of these transactions, the Group had a 46% interest in J-Phone Communications, not including its indirect interest through Japan Telecom, and interests of 18.9%, 15.2% and 14.9%, respectively, in J-Phone Communications’ regional mobile companies J-Phone East, J-Phone West and J-Phone Central, excluding the Company’s indirect interests through Japan Telecom’s and J-Phone Communications’ holdings in these companies. On 24 August 2001, the Company announced the proposed merger of J-Phone Communications and the J-Phone operating companies into a new company, J-Phone Co., Ltd.

The merger became effective on 1 November 2001 and, as a result, the Group held a 39.67% ownership interest in the new company. Finally, following completion of the Group’s tender offer for Japan Telecom, described below, the Group’s effective interest in the J-Phone Group, which has since been rebranded and now operates as J-Phone Vodafone, is now approximately 69.7%.

Acquisition of interests in Japan Telecom

During the two year period ended 31 March 2002, as a result of a series of separate transactions, described below, the Group acquired a controlling 66.7% shareholding in the Japanese fixed line operator Japan Telecom.

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

On 1 June 2001, the Company acquired a further 20% interest in Japan Telecom from BT. The acquisition was part of a transaction that also resulted in the Company acquiring a further interest in the J-Phone Group and Vodafone Spain, as described above and below under their respective headings. On 20 September 2001, the Company announced an agreed tender offer by its subsidiary, Vodafone International Holdings B.V., to acquire up to 693,368 Japan Telecom ordinary shares, representing 21.7% of the ordinary shares of Japan Telecom, for a cash consideration of up to ¥312 billion (£1.8 billion). The offer successfully completed in October 2001, bringing the Group’s total interest to 66.7%.

On 31 July 2002, Japan Telecom announced that it had established a wholly owned subsidiary, Japan Telecom Co., Ltd., and that Japan Telecom was to be renamed Japan Telecom Holdings Co., Ltd. The existing fixed line business was transferred to Japan Telecom Co., Ltd. All of these changes took effect from 1 August 2002. This created a telecommunications service group comprising two core businesses of mobile and fixed telecommunications, namely J-Phone Vodafone and Japan Telecom.

The Group is currently in discussions that may or may not lead to a disposal of the Japan Telecom fixed line operations.

Acquisition of Vodafone Spain

On 29 December 2000, the Company completed its acquisition of a total of 4,061,948 shares in Vodafone Spain, representing approximately 52.1% of the issued share capital of Vodafone Spain. The acquisition increased the Group’s interest in Vodafone Spain to 73.8%. The Company issued 3,097,446,624 new listed ordinary shares to the transferring shareholders, representing a value of approximately £7.9 billion for the acquired shares.

On 2 May 2001, the Company announced that it had agreed to acquire BT’s 17.8% shareholding in Vodafone Spain for a cash consideration of £1.1 billion, increasing its ownership interest in Vodafone Spain to approximately 91.6%. The acquisition was completed on 29 June 2001, following the receipt of regulatory approval.

On 2 April 2002, the Company acquired a further 2.2% interest in Vodafone Spain for £0.4 billion, following the exercise of a put option held by Torreal, S.A., increasing the Group’s interest to 93.8%.

On 21 January 2003, the Company announced that it had acquired the remaining 6.2% interest in Vodafone Spain for approximately €2.0 billion (£1.4 billion) following the deemed exercise of a put option held by Acciona, S.A. and Tibest Cuatro, S.A. under the terms of an agreement originally made in January 2000. The transaction completed on 27 January 2003 at which time Vodafone Spain became a wholly owned subsidiary of the Group.

Acquisition of interests in China Mobile (Hong Kong) Limited (“China Mobile”)

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

On 18 June 2002, the Group invested a further $750 million (£513 million) in China Mobile and obtained the right to appoint a non-executive director to the China Mobile board. The Group’s stake in China Mobile increased to approximately 3.27% as a result of this transaction.

Acquisition of interests in Société Française du Radiotéléphone (“SFR”) and Cegetel Groupe S.A. (“Cegetel”)

Prior to the acquisition of Mannesmann, the Group had a 20% interest in SFR. Through the acquisition of Mannesmann, the Group acquired an approximate 15% interest in Cegetel, the French telecommunications group and the remaining 80% shareholder in SFR, taking the Group’s effective interest in SFR to approximately 31.9%.

On 16 October 2002, the Group announced that it had agreed to acquire BT’s 26% interest in Cegetel and SBC Communications Inc.’s (“SBC’s”) 15% interest in Cegetel for €4.0 billion cash and $2.27 billion cash, respectively. Vivendi Universal S.A. (“Vivendi”) had preemption rights in connection with the Cegetel shares held by SBC and BT. At the same time, the Group announced that it had made a non-binding cash offer of €6.8 billion to Vivendi for its 44% interest in Cegetel.

4      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

On 29 October 2002, the Board of Vivendi announced it had decided not to accept the Group’s offer to purchase its 44% interest in Cegetel and, accordingly, the offer lapsed. On 3 December 2002, Vivendi also announced its intention to exercise its preemption rights to acquire BT’s 26% interest in Cegetel.

On 21 January 2003, the Company announced that its subsidiary, Vodafone Holding GmbH, completed the acquisition of SBC’s 15% interest in Cegetel for a cash consideration of $2.27 billion (£1.4 billion), increasing the Group’s effective interest in SFR to approximately 43.9%.

Other significant transactions completed in the year ended 31 March 2003

Purchase of additional minority stakes in existing subsidiary undertakings

In line with the Group’s strategy of increasing its shareholding in existing operations where it believes opportunities arise to enhance value for the Company’s shareholders, the Group purchased minority stakes in certain of the Group’s subsidiary undertakings in order to be able to more closely align the respective businesses to the Group’s business.

Europolitan Vodafone AB (“Vodafone Sweden”)

During September 2002, the Group increased its effective interest in its listed subsidiary Vodafone Sweden by 3.6% to 74.7% through a series of market purchases.

In January 2003, the Company entered into discussions with the board of Vodafone Sweden concerning a possible tender offer to acquire, for cash, all remaining shares not held by the Group. A recommended offer was announced on 5 February 2003. As a result of shares bought in the offer and in the market, the Company increased its effective shareholding in Vodafone Sweden to approximately 99.1%. The total aggregate cash consideration paid was £391 million. Compulsory acquisition procedures have commenced to acquire the remaining shares. Completion is expected during the first half of the 2004 financial year, as a result of which Vodafone Sweden will become a wholly owned subsidiary of the Group. Vodafone Sweden’s shares have been de-listed from the O-list, Attract 40, of the Stockholm Exchange. The last day of trading for Vodafone Sweden’s shares was 28 March 2003.

Vodafone Libertel N.V. (“Vodafone Netherlands”)

On 27 November 2002, the Group announced the purchase for cash of an additional 7.6% interest in Vodafone Netherlands, increasing the Group’s interest from 70% to 77.6%.

In January 2003, the Company entered into discussions with the boards of Vodafone Netherlands concerning a possible tender offer to acquire, for cash, all remaining shares not held by the Group. An offer was announced on 12 February 2003 and was declared unconditional on 28 March 2003. As a result of the offer at that time and market purchases, the Company increased its effective interest in Vodafone Netherlands to 97.2% as at 31 March 2003. The total aggregate cash consideration paid in the 2003 financial year was £486 million, with a further £110m paid in April 2003. Following a post-closing acceptance period, the Company, as a result of the offer and market purchases, increased its effective interest in Vodafone Netherlands to 98.2%. The Company has further increased its effective interest to 99.7%. The Group intends to initiate squeeze-out procedures in order to acquire the remaining shares following the successful completion of which Vodafone Netherlands will become a wholly owned subsidiary of the Group. Vodafone Netherlands’ shares have been de-listed from the Euronext Amsterdam Stock Exchange.

Vodafone Telecel-Comunicações Pessoais, S.A. (“Vodafone Portugal”)

During September 2002, the Group increased its effective interest in its listed subsidiary Vodafone Portugal to 61.4% through market purchases.

In January 2003, the Company entered into discussions with the board of Vodafone Portugal concerning a possible tender offer to acquire, for cash, all remaining shares not held by the Group. The offer was announced on 28 February 2003. Following completion of the offer, the Company’s effective interest in Vodafone Portugal increased to approximately 94.4% as a result of shares purchased in the offer and in the market. The total aggregate cash consideration paid in the 2003 financial year was £184 million, with a further £336 million paid in April 2003. The Company has completed compulsory acquisition procedures to acquire the remaining shares. Vodafone Portugal is now a wholly owned subsidiary of the Group. De-listing of the shares occurred on 22 May 2003.

Vodafone-Panafon Hellenic Telecommunications Company S.A. (“Vodafone Greece”)

On 27 November 2002, the Group announced an agreement to acquire from France Telecom S.A. (“FT”) its 10.85% interest in Vodafone Greece for £216 million cash. The transaction completed on 3 December 2002 and increased the Group’s effective shareholding in Vodafone Greece from 51.88% to 62.73%. In addition, the Company granted FT a cash settled call option to cover certain of FT’s obligations under its 4.125% Exchange Notes due 29 November 2004, which are convertible into Vodafone Greece shares. Exercise of this option will not change the Company’s effective interest. During the period the Group also made additional market purchases which increased the Group’s effective interest in Vodafone Greece to 64.0%.

Other subsidiaries

On 3 May 2002, the Group completed the purchase of the 4.5% minority interest in Vodafone Australia Limited (“Vodafone Australia”), formerly Vodafone Pacific Limited, for a cash consideration of £43 million, as a result of which Vodafone Australia became a wholly owned subsidiary.

On 23 January 2003, the Group increased its stake in V.R.A.M. Telecommunications Limited, now called Vodafone Hungary Mobile Telecommunications Limited (“Vodafone Hungary”), to 83.8% by purchasing RWE Com GmbH & Co OHG’s 15.565% interest in Vodafone Hungary for an undisclosed cash consideration. An option over certain of these shares was also granted on this date. See “Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

Acquisition of remaining 50% interest in Vizzavi

On 29 August 2002, the Group acquired Vivendi’s 50% stake in the Vizzavi joint venture, which operates a mobile content business, for a cash consideration of €143 million (£91 million). As a result of this transaction, the Group owns 100% of Vizzavi, with the exception of Vizzavi France, which is now wholly owned by Vivendi. The Group plans to continue focusing Vizzavi’s operations on providing multi-media entertainment-led consumer content aimed at increasing customer usage and to further integrate these operations into the Group. The acquired assets also form an integral part of the Group’s strategy in providing differentiated services to its customers and form part of the Group’s consumer service offering, Vodafone live!. Vizzavi has since been renamed Vodafone Content Services and services are provided under the Vodafone brand.

Acquisition of additional interest in associated companies

During December 2002, the Group completed the purchase of an additional 3.5% indirect equity stake in its South African associated undertaking, Vodacom Group (Pty) Limited (“Vodacom”), for a sum the sterling equivalent of which was £78 million. The transaction increased the Group’s effective interest in Vodacom to 35%.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      5

Back to Contents

INFORMATION ON THE COMPANY Continued

On 10 January 2003, under an agreement with Mobitelea Ventures Limited, the Group completed the purchase of a 5% indirect equity stake in the Group’s Kenyan associated undertaking, Safaricom Limited (“Safaricom”), for approximately $10 million (£7 million), increasing the Group’s effective interest in Safaricom to 35%.

Sales of businesses

As a consequence of certain of the acquisitions described above, the Group also acquired interests in companies that were either outside the Company’s core business, or in which the Company was prevented from retaining interests due to regulatory restrictions. The Group has also undertaken a series of transactions to facilitate the orderly disposal of such interests, as described below.

Disposal of Mannesmann businesses

Following the acquisition of Mannesmann, the Group has completed the sale of a number of Mannesmann businesses. The Group used the proceeds from these divestments to reduce its indebtedness.

Disposal of interests in Atecs Mannesmann AG (“Atecs”)

In April 2000, Mannesmann reached an agreement with Siemens AG and Robert Bosch GmbH for the sale of a controlling interest in Atecs, its engineering and automotive business. The transaction valued Atecs at approximately €9.6 billion, including pension and non-trading financial liabilities to be assumed on closing. On 29 September 2000, a payment of approximately €3.1 billion (£1.9 billion) plus interest was made to Mannesmann in exchange for the transfer of a 50% plus two shares stake in Atecs, which was completed on 17 April 2001, following approval from the relevant European and US regulatory authorities. Atecs also repaid Group loans of €1.55 billion (£1.0 billion) in March 2001.

On 15 January 2002, Vodafone announced that it had exercised put options to sell its remaining stake in Atecs to Siemens AG. The proceeds from this disposal amounted to €3.66 billion (£2.2 billion), and were received on 4 March 2002.

Disposal of Orange

As a condition to its approval of the Company’s acquisition of Mannesmann, the European Commission required the Group to dispose of its interest in Orange, which Mannesmann acquired in 1999. Orange became a subsidiary of the Company as a result of the Mannesmann acquisition. On 30 May 2000, the Company and Mannesmann announced they had reached an agreement to sell Orange to France Telecom. The transaction was completed on 22 August 2000, following the receipt of conditional approval by the European Commission and approval by the shareholders of France Telecom. The consideration comprised a cash payment of approximately €21.4 billion (£13.2 billion), a €2.2 billion (£1.4 billion) France Telecom loan note and 113,846,211 France Telecom shares, representing 9.87% of the outstanding share capital of France Telecom. France Telecom granted the Company put rights relating to the France Telecom share consideration. In addition, France Telecom assumed Orange’s existing debts, and its financial obligation regarding its UK 3G licence, totalling £4.1 billion. The loan note was redeemed in March 2001 and realised proceeds of £1.4 billion. The Group also renegotiated and exercised its put options over France Telecom shares for a total value of approximately €11.6 billion (£7.2 billion), of which €6.7 billion (£4.2 billion) was received in March 2001. On 19 April 2001, the remaining cash payment of €4.9 billion that was due to be received from France Telecom in March 2002 was monetised for €4.7 billion (£2.9 billion). The Group no longer holds any shares in France Telecom.

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

Disposal of Infostrada

The Group reached an agreement for the sale of its interest in Infostrada, Mannesmann’s fixed line telecommunications operator in Italy, to Enel S.p.A. in October 2000. On 29 March 2001, the Group completed the sale of the entire issued share capital of Infostrada to Enel S.p.A. and received total proceeds of €7.4 billion (approximately £4.7 billion). Enel S.p.A. also assumed Infostrada’s net debt, including €0.8 billion (£0.5 billion) of debt owed to the Group that was repaid on acquisition.

Disposal of Arcor rail business

On 25 January 2002, the Group announced that Arcor, the Group’s German fixed line business, had agreed terms for the sale of its railway-specific business, Arcor DB Telematik GmbH (“Telematik”), to the German rail operator Deutsche Bahn, for €1.15 billion (£709 million), €1 billion of which was received on 26 March 2002. The sale completed in April 2002 following receipt of all necessary approvals and registration in the German commercial register. On completion, Arcor sold 49.9% of Telematik’s equity to Deutsche Bahn and entered into a put / call arrangement governing the remaining 50.1% equity interest, exercisable from 1 July 2002. Deutsch Bahn exercised its option to purchase the remaining 50.1% equity interest on 1 July 2002.

Disposal of tele.ring Telekom Service GmbH (“tele.ring”)

On 8 May 2001, the Group announced that agreement had been reached to sell its 100% equity stake in the Austrian telecommunications company, tele.ring, to Western Wireless International Corporation. The transaction completed on 29 June 2001, following receipt of regulatory approval. The value of net assets disposed of represented less than 1% of the Group’s net assets at the date of disposal.

Disposal of holding in Ruhrgas AG

On 30 October 2001, the Group announced that it had reached agreement with E.ON AG for the sale of the Group’s 23.6% stake in Bergemann GmbH, through which it held an 8.2% stake in Ruhrgas AG. The transaction completed on 8 July 2002, realising cash proceeds of €0.9 billion.

Disposal of Shinsegi Telecom, Inc. (“Shinsegi”)

On 24 August 2001, the Group announced that agreement had been reached to sell its 11.7% equity stake in the Korean mobile operator, Shinsegi, for an undisclosed amount to SK Telecom, Ltd. The value of net assets disposed of represented less than 1% of the Group’s net assets at the date of disposal.

6      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

Formation of Verizon Wireless

On 3 April 2000, the first stage of the transaction for the combination of the US cellular operations of the Company, Bell Atlantic Corporation (“Bell Atlantic”) and GTE Corporation (“GTE”) was completed. The combined entity, which initially consisted of the US cellular operations of AirTouch and Bell Atlantic, was launched as Verizon Wireless. Following completion of the merger of Bell Atlantic and GTE to form Verizon Communications, the second stage of the transaction was completed by the contribution of the US cellular operations of GTE to Verizon Wireless on 10 July 2000. The Group owns 45% of Verizon Wireless.

The formation of Verizon Wireless resulted in net proceeds to the Group of approximately £2.5 billion relating to the assumption of Group debt agreed with the other parties. Further proceeds of £1.8 billion and £0.2 billion were realised during the 2001 and 2002 financial years, respectively, following the disposal of overlapping properties in the US, such disposals being a condition of the regulatory approval of the transaction. No further proceeds were received during the 2003 financial year.

Business Overview

Revenues and operating income

The following table shows consolidated Group turnover and consolidated total Group operating loss for the three years ended 31 March 2003, by geographic region.

			Years ended 31 March

	Group turnover			Total Group operating (loss)/profit

	2003	2002	2001	2003	2002	2001
	£m	£m	£m	£m	£m	£m

Mobile telecommunications:
Northern Europe	6,057	5,432	4,511	1,148	757	618
Central Europe	4,775	4,177	4,031	(5,027)	(4,833)	(4,991)
Southern Europe	8,051	6,743	4,479	(1,839)	(1,971)	(2,076)

Europe	18,883	16,352	13,021	(5,718)	(6,047)	(6,449)

Americas	5	12	9	(138)	(555)	(210)
Asia Pacific	8,364	4,072	713	704	(198)	(92)
Middle East and Africa	290	306	308	170	131	181

	27,542	20,742	14,051	(4,982)	(6,669)	(6,570)

Other operations:
Europe	854	998	953	(214)	(4,733)	(419)
Asia Pacific	1,979	1,105	–	(255)	(432)	–

	30,375	22,845	15,004	(5,451)	(11,834)	(6,989)

Other operations analysed in the above table principally comprise the results of the Group’s interests in fixed line telecommunications businesses in Germany (Arcor), France (Cegetel) and Japan (Japan Telecom).

Total Group operating losses of £5,451 million for the year ended 31 March 2003 (2002: £11,834 million, 2001: £6,989 million) include exceptional operating costs of £576 million (2002: £5,408 million, 2001: £320 million) and goodwill amortisation of £14,056 million (2002: £13,470 million, 2001: £11,873 million). See note 3 to the Consolidated Financial Statements, “Segmental analysis” for a further analysis of business segment information.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      7

Back to Contents

INFORMATION ON THE COMPANY Continued

Business strategy

The Company has maintained a strategy of focusing on global mobile telecommunications and providing network coverage to allow its customers to communicate using mobile products and services.

The Company’s strategy is increasingly focused on revenue growth and margin improvement from providing enhanced services to its customer base. This growth strategy has three principal components:

• to grow voice and data revenues through an increased marketing focus on our established high quality customer base;

• to extend our operational leadership of the industry through maximising the benefits of scale and scope, through the use of partner network agreements, by increasing equity interests in businesses where the Group has existing shareholdings and by promoting the Vodafone brand; and

• to extend service differentiation, investing in delivering Vodafone branded, easy to use, customer propositions for mobile voice and data.

Further details on the Group’s strategy for product and service development can be found under “Strategic developments – Global services” below.

Where appropriate, and if circumstances allow, the Company may also make further acquisitions or disposals of businesses.

Business activities – Mobile telecommunications

Geographic operations

The Company has interests in 28 countries across five continents. Based on ownership interests at 31 March 2003, the Company, through its subsidiary undertakings, associated undertakings and investments, had approximately 119.7 million registered customers, excluding paging customers, calculated on a proportionate basis in accordance with the Company’s percentage interest in its ventures. There were approximately 296.0 million registered customers in ventures in which the Company either has control or invests.

On 1 April 2001, in response to the expansion of the Group, the Company implemented a reorganisation of its overall management structure into five main regions: Northern Europe, Middle East and Africa; Central Europe; Southern Europe; Americas and Asia; and Pacific. On 18 December 2001, the Company announced a further change to its regional structure. With effect from 1 January 2002, the Group’s interests in Japan, China and India were formed into a new Asia region. All of the Group’s other regions remained unchanged.

On 25 November 2002, the Company announced that the Group’s Asia region and Pacific region, comprising the Group’s interests in Japan, Australia, New Zealand, China, India and Fiji, were to be merged to form the Asia Pacific region. Brian Clark, previously Chief Executive of the Pacific region, was appointed Chief Executive of the Asia Pacific region with effect from 1 January 2003. Bill Keever, formerly Chief Executive of the Asia region, stood down as Chief Executive of that region and subsequently retired. As a result, the composition of the Group’s Executive Committee changed. The Group’s segmental analysis of its financial results was not changed.

The Company does not believe that these changes to its division of operations will materially affect the way in which it conducts business across geographic lines or the manner in which it manages its world-wide interests. The description of each region’s business activities below is based on the geographical division of the Company’s operations at 31 March 2003.

The table on the next page sets out a summary of the Company’s world-wide cellular operations at 31 March 2003, and venture customer growth in the year then ended.

8      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

Summary of mobile telecommunications customer information at 31 March 2003

Country by region	Operator		Percentage ownership	(1)	Venture customers (thousands)	Venture customer growth (%)	(2)	Registered proportionate customers (thousands)	Registered prepaid (%)	(3)	Total controlled active (%)	(4)

Northern Europe
UK	Vodafone		100.0		13,300	1		13,300	59		91
Ireland	Vodafone		100.0		1,740	2		1,740	71		100
Netherlands(5)	Vodafone		97.2		3,273	–		3,183	59		93
Sweden	Vodafone		99.1		1,325	14		1,313	30		95
Others					17,579	6		6,909	52

TOTAL					37,217	4		26,445	55		92

Central Europe
Germany	Vodafone		100.0		22,940	7		22,940	53		92
Hungary	Vodafone		83.8		954	72		799	88		90	†
Others					8,474	20		1,858	45

TOTAL					32,368	11		25,597	52		92

Southern Europe
Italy(6)	Vodafone		76.8		19,412	10		14,908	92		95
Greece	Vodafone		64.0		3,383	14		2,166	71		75
Malta	Vodafone		80.0		163	7		130	92		98
Portugal(5)	Vodafone		94.4		3,085	9		2,912	73		88
Spain	Vodafone		100.0		9,096	15		9,096	57		96
Albania	Vodafone		82.4		391	130		322	97		94
Others					2,673	23		537	65

TOTAL					38,203	13		30,071	78		93

Americas
United States	Verizon Wireless	(7)	44.4		33,324	13		14,792	7
Mexico	Iusacell		34.5		2,036	2		703	83

TOTAL					35,360	12		15,495	11

Asia Pacific
Japan	J-Phone Vodafone		69.7		13,912	14		9,702	6		98
Australia	Vodafone		100.0		2,564	19		2,564	50		93
New Zealand	Vodafone		100.0		1,289	18		1,289	78		98
Others(8)					124,047	66		4,129	60

TOTAL					141,812	58		17,684	55		98

Middle East and Africa
Egypt	Vodafone		60.0		2,263	32		1,358	84		97	†
Others					8,739	25		3,059	86

TOTAL					11,002	26		4,417	86		97

GROUP TOTAL					295,962	29		119,709	53		93

Notes:
(1)	All ownership percentages are stated as at 31 March 2003 and, subject to (5) below, exclude options, warrants or other rights or obligations of the Group to increase or decrease ownership in any venture. Ownership interests have been rounded to the nearest tenth of one percent.
(2)	Venture customer growth is for the twelve month period to 31 March 2003.
(3)	Registered prepaid percentages are calculated on a total venture customer basis.
(4)	Active customers are defined as customers who have made or received a chargeable event in the last three months or, where information is not available, defined as customers who have made a chargeable event in the last three months (indicated by †).
(5)	Includes interests which the Company was irrevocably committed to purchase.
(6)	Italy migrated to the single Vodafone brand in May 2003.
(7)	The Group’s ownership interest in Verizon Wireless is 45.0%. However, the Group’s proportionate customer base has been adjusted for Verizon Wireless’s proportionate ownership of its customer base of approximately 98.6%. In the absence of acquired interests, proportionate ownership will vary slightly each period dependent on the underlying mix of net additions across each of these networks.
(8)	Principally comprises China Mobile.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      9

Back to Contents

INFORMATION ON THE COMPANY Continued

The reasons for the changes in the year to the Company’s effective percentage ownership interests in the Netherlands, Sweden, Germany, Hungary, Greece, Portugal, Spain and Australia are discussed in the description of each region’s business activities below, or under “Information on the Company – History and Development of the Company”.

Northern Europe

The Group’s interests in Northern Europe comprise subsidiary undertakings in the United Kingdom, Ireland, the Netherlands and Sweden, and associated undertakings in Belgium and France.

Below is a summary of the Group’s business activities in its major mobile telecommunications markets in Northern Europe.

United Kingdom

Vodafone UK Limited (“Vodafone UK”) is one of five cellular network operators in the United Kingdom and, according to the latest quarterly review of the UK telecommunications regulator (“Oftel”), Vodafone UK is the largest in terms of mobile service revenue share for outbound calls, with a lead of seven percentage points over its nearest competitor.

At 31 March 2003, Vodafone UK had 13,300,000 registered customers, an increase of 1% since 31 March 2002. Of the total registered customer base, 9% were inactive customers, the majority of whom were prepaid customers.

Vodafone UK continued to focus on the acquisition of high value customers and increased the contract customer base by 474,000 in the year to 5,488,000 at 31 March 2003, compared with 5,014,000 at 31 March 2002. At 31 March 2003, Vodafone UK’s in-house service provider companies accounted for 57% of the contract customer base, which includes 370,000 customers arising from the acquisition of Cellular Operations Limited during the year.

Vodafone UK continually invests in its network infrastructure to improve network quality and maintain its position as the leading network, in terms of customer satisfaction. Vodafone UK continues to be recognised in Oftel surveys as the leading UK network, with a call success rate of 98.3%.

At 31 March 2003, Vodafone’s UK digital network consisted of 108 mobile switching centres (“MSCs”), 8,524 digital base station controllers (“BSCs”) and 20,817 base transceiver stations (“BTSs”) in service, giving declared population coverage of 99% of the UK.

Vodafone UK has now been operating its nationwide GPRS network for over two years, offering an enhanced range of products and services. GPRS provides a range of services for business customers to enable access to corporate systems such as e-mail and their company intranet. More generic services allowing access to the Internet from either the handset or through a Personal Digital Assistant or PDA, or laptop computer enable all customers to gain access to the Internet at speeds which are typically faster than standard home or office telephone lines. In November 2002, Vodafone UK launched Vodafone live!, part of a Group-wide programme designed to offer the customer an integrated experience of handset and services. Through Vodafone live!, Vodafone UK is now able to offer its customers additional services such as multimedia messaging, allowing users to send and receive graphics and pictures. Further details on Vodafone live! can be found under “Strategic Developments – Global services” elsewhere in this document.

Vodafone UK was awarded one of the five twenty year 3G licences in the auction conducted by the UK government in April 2000 and, following a period of network investment and construction, plans to open its 3G network for service later in 2003. During the 2003 financial year, Vodafone UK invested in excess of £100 million in its 3G infrastructure.

Ireland

Vodafone Ireland Limited (“Vodafone Ireland”) is the leading provider of mobile telecommunications services in Ireland, with 1,740,000 registered customers at 31 March 2003, maintaining its leadership position in a highly penetrated market with an estimated market share of 56%.

Vodafone Ireland offers a range of voice and data services to its prepaid and contract customers and also offers a wide-area paging service through its wholly owned subsidiary, Eirpage.

At 31 March 2003, Vodafone Ireland’s mobile network consisted of a GSM 900/1800 digital network comprising 15 MSCs, 25 BSCs and 1,957 BTSs, providing population coverage of approximately 98.9%. All of Vodafone Ireland’s infrastructure assets are held on a freehold basis.

Vodafone Ireland was awarded one of four 3G licences, with a twenty year duration period, via a “beauty contest” in July 2002. In accordance with the licence commitments, Vodafone Ireland commenced 3G services on 1 May 2003, providing coverage to approximately 33% of the population. In accordance with the licence terms, Vodafone Ireland is required to provide population coverage of 53% and 85% by September 2004 and December 2007, respectively. Accordingly, Vodafone Ireland continues to invest in its 3G network.

The Netherlands

As at 31 March 2003 the Group had a 97.2% shareholding in Vodafone Netherlands, a digital GSM network operator.

During the year ended 31 March 2003, Vodafone Netherlands maintained its position as the second largest mobile network operator by number of registered customers in the Dutch market. One of five GSM operators in the Netherlands, its total registered customer base stood at 3,273,000 at 31 March 2003. Prepaid customers made up 59% of the registered customer base at 31 March 2003, with the proportion of active customers estimated to be 93%.

At 31 March 2003, Vodafone Netherlands’ mobile network consisted of a GSM 900/1800 digital network comprising 24 MSCs, 28 BSCs and 2,241 BTSs providing population coverage of approximately 99%. All of Vodafone Netherlands’ infrastructure assets are held on a freehold basis.

In 2001, Vodafone Netherlands was successful in winning one of five fifteen year 3G licences in the Netherlands. Under the terms of the licence, population coverage must be at least 12% by 1 April 2004.

Sweden

The Group has a 99.1% interest in Vodafone Sweden, Sweden’s third largest mobile network operator. During the year, Vodafone Sweden’s registered customer base increased by 14% to 1,325,000, 70% of which were connected on the more profitable contract tariffs.

At 31 March 2003, Vodafone Sweden’s mobile network consisted of a GSM 900/1800 digital network comprising 10 MSCs, 42 BSCs and 2,400 BTSs, providing population coverage of approximately 96%, despite land mass coverage of only 57%.

During the 2001 financial year, Vodafone Sweden was awarded a fifteen year 3G licence, for no fee, in a “beauty contest”. The extensive infrastructure rollout requirements are being satisfied primarily through a network build programme which Vodafone Sweden has undertaken as a joint venture with Hutchison Investor 3G Access AB and Orange Sverige AB, other 3G licence holders in Sweden. It is expected that the joint venture company will build and operate the infrastructure to provide coverage for up to 70% of the population, with Vodafone Sweden building and operating infrastructure to provide coverage for a further 30% of the population. However, Orange Sverige AB has announced its intention

10      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

to withdraw from the Swedish market and the 3G joint venture described above. As a result, Vodafone Sweden may have to invest more in the network in order to achieve the national coverage required under the terms of its licence. Full commercial launch of 3G services is expected on 1 January 2004, at which time the licence terms require population coverage of 99.98%.

France

At 31 March 2003, the Group’s effective ownership interest in SFR was approximately 43.9%, comprising a direct holding of 20% and an indirect holding through the Group’s interest in Cegetel.

SFR has the second largest customer base of the three mobile carriers in the French market, with an estimated market share of 35%. During the 2003 financial year, SFR expanded its customer base by 7% to 13,324,000 registered customers at 31 March 2003. During the 2002 financial year SFR opened its GPRS network for service.

Central Europe

The Group’s interests in Central Europe comprise subsidiary undertakings in Germany and Hungary and associated undertakings in Poland and Switzerland.

Below is a summary of the Group’s business activities in its mobile telecommunications markets in Central Europe.

Germany

Following the buy-out of the remaining minority shareholders in Vodafone Holding GmbH on 21 August 2002, the Group has an effective 100% interest in Vodafone D2 GmbH (“Vodafone Germany”).

Customer growth in the German cellular market was over 5% in the year to 31 December 2002, compared with over 16% growth in the previous calendar year. Germany is the largest mobile market in Europe based on customer numbers and is one of the Group’s leading European networks in terms of messaging and data revenues, which represented 16.4% of total monthly service revenues for the 2003 financial year.

At 31 March 2003, Vodafone Germany had 22,940,000 registered customers, representing growth of over 7% in the year. This growth was principally attributable to contract customers, which increased 15% and now represent 47% of the closing customer base, up from 43% at 31 March 2002. The continued removal of inactive prepaid customers from the total customer base also resulted in active customers representing 92% of the total registered customer base at 31 March 2003, compared with 91% at 31 March 2002.

During the year, Vodafone Germany continued to make significant investments in its network which, at 31 March 2003, consisted of 148 MSCs in service and over 19,000 base stations, giving declared population coverage of over 99%.

Germany participated in the Group’s Vodafone live! launch and became the first network operator in Germany to launch a combined camera phone and online portal. By the end of March 2003, 405,000 Vodafone live! handsets had been activated. In April 2002, Vodafone Germany became the first German operator to launch MMS services. Initially available to contract customers only, in November 2002 the service was made available for prepaid customers.

Following the acquisition of a twenty year 3G licence in Germany, the 3G network infrastructure rollout is proceeding according to plan and in accordance with the licence obligation to provide at least 25% population coverage by the end of 2003. During the 2003 financial year, Vodafone Germany successfully completed voice and data calls on its pilot 3G networks.

Hungary

The Group currently has an effective 83.8% interest in Vodafone Hungary, the smallest operator in Hungary.

At 31 March 2003, Vodafone Hungary’s registered venture customers amounted to 954,000, representing growth of over 71% in the year and increasing its market share from 10.5% at 31 March 2002 to 13.4% at 31 March 2003.

During the 2003 financial year, Vodafone Hungary has also improved its network coverage, despite the cancellation of the National Roaming Agreement by a competitor during December 2002. In an accelerated infrastructure roll-out programme, Vodafone Hungary has constructed a further 297 sites during the year, taking the total at 31 March 2003 to 1,461 sites.

Vodafone Hungary launched GPRS services on 15 July 2002, MMS services on 9 December 2002 and Vodafone live! on 3 February 2003.

Switzerland

The Group has a 25% interest in Swisscom Mobile S.A. (“Swisscom Mobile”), the largest mobile telecommunications company in Switzerland, with an estimated market share of 65%. At 31 March 2003, Swisscom Mobile had 3,635,000 customers compared with 3,428,000 customers at 31 March 2002.

Poland

The Group has a 19.6% interest in Polkomtel S.A. (“Polkomtel”), the second largest operator in Poland with an estimated market share of 33% and a customer base of 4,839,000 at 31 March 2003.

Southern Europe

The Group’s interests in Southern Europe comprise subsidiary undertakings in Italy, Albania, Greece, Malta, Portugal and Spain, and an associated undertaking in Romania. At 31 March 2003, the Group’s subsidiaries in Greece and Portugal were also listed on public stock exchanges. However, Vodafone Portugal’s shares were de-listed from the Euronext Lisbon exchange on 22 May 2003.

Below is a summary of the Group’s business activities in its major mobile telecommunications markets in Southern Europe.

Italy

In November 2002, Vodafone Omnitel S.p.A. and certain other group companies were merged into a single entity, Vodafone Omnitel N.V. (“Vodafone Italy”). The Group has an effective ownership interest of 76.8% in Vodafone Italy, the second largest of three operators in Italy. On 7 October 2002, Vodafone Italy purchased certain assets from the former operator, “Blu”, which exited the market through a break up.

The Italian market is characterised by a high level of prepaid product and one of the highest penetration rates (nearly 97%) in any country in the world. Vodafone Italy’s registered customer base grew by 10% in the year and was 19,412,000 at 31 March 2003, of which 92% was on prepaid tariffs. At 31 March 2003, Vodafone Italy had a market share of approximately 35.6%, in terms of registered customers and 95% of the registered customer base was active.

At 31 March 2003, Vodafone Italy’s network consisted of 123 MSCs and 9,353 base stations, giving population coverage of 99%. During the 2002 financial year Vodafone Italy launched its GPRS service in both the corporate and consumer markets. The services were initially provided free of charge, with services charged from June 2001 for corporate customers and February 2002 for other consumers.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      11

Back to Contents

INFORMATION ON THE COMPANY Continued

In November 2000, Vodafone Italy was awarded one of five fifteen year licences to offer third generation mobile services. In August 2002, the term was extended to twenty years. The deployment of the UMTS network has currently reached coverage of 14% of the population. Commercial launch is planned for later in 2003, subject to availability of handsets.

Greece

As at 31 March 2003, the Group had a 64.0% interest in Vodafone Greece, the second largest of four cellular operators in Greece in terms of number of customers with an estimated market share at 31 March 2003 of 34.7%. Its shares are listed on the Athens Stock Exchange and its Global Depositary Shares are listed on the London Stock Exchange and quoted on NASDAQ. At 31 March 2003, it had a market capitalisation of approximately £1.9 billion ($3.0 billion).

Vodafone Greece increased its registered customer base by 14% to 3,383,000 during the year to 31 March 2003, of which 71% were connected to prepaid services and 75% were considered active.

As a result of acquisitions of service provider companies completed in prior periods, at 31 March 2003, Vodafone Greece owned an extensive distribution network, providing direct access to 84% of its registered customer base.

The GSM network of Vodafone Greece uses both 900 and 1800 MHz spectrum, providing population coverage of 98.7%. At 31 March 2003, the network comprised 2,062 base stations connected to 32 BSCs, 16 MSCs, 3 transit switching centres and 7 stand alone HLRs. All of Vodafone Greece’s infrastructure assets are held on a freehold basis.

Vodafone Greece launched GPRS service in April 2001, with service now available for both retail and corporate customers. In July 2001, Vodafone Greece was awarded one of three 3G licences. In addition, it acquired extra 2G spectrum, allowing Vodafone Greece to continue to improve the quality of service for its customers. Vodafone Greece plans to launch its 3G network within the 2004 financial year.

Malta

The Group has an 80% shareholding in Vodafone Malta Limited (“Vodafone Malta”), the largest operator in Malta in terms of total customers.

During the 2003 financial year, Vodafone Malta increased its registered customer base by 7% to 163,000 at 31 March 2003 with 92% of the customer base connected to its prepaid tariffs.

GPRS services were launched in October 2001, with the service available to both retail and corporate customers. In September 2000, Vodafone Malta was awarded a 3G licence and is expected to launch 3G services by the end of the 2006 financial year.

Portugal

Vodafone Portugal is the second largest of three operators in Portugal, both in terms of total customers and service revenues. During the 2003 financial year, Vodafone Portugal maintained its market leadership position in the contract and corporate segments and increased its registered customer base by 9% to 3,085,000 at 31 March 2003, of which 88% were active.

Vodafone Portugal operates a nationwide GSM mobile network (currently in the 900 MHz and 1800 MHz bands) covering approximately 100% of the population of mainland Portugal and the Autonomous Regions of Azores and Madeira. At 31 March 2003, the network consisted of around 2,800 base stations.

In December 2000, Vodafone Portugal was granted one of the three 3G licences. However, commercial launch of UMTS services in Portugal has been postponed and is not expected until 31 December 2003.

Spain

Vodafone Spain is the second largest of three operators in Spain. At 31 March 2003, Vodafone Spain had 9,096,000 registered customers, representing growth of 15% in the year, with 57% of the customer base connected to prepaid tariffs and 96% of the customer base considered active.

At 31 March 2003, Vodafone Spain’s network consisted of 57 MSCs, 172 BSCs and 7,063 BTSs, giving population coverage of 98.9%.

In November 2001, Vodafone Spain launched its GPRS service in both the corporate and the consumer markets and, during the 2003 fiscal year, continued the development of the GPRS network, adapting the existing infrastructure to support the growth in data traffic.

In March 2000, Vodafone Spain was awarded one of four 3G licences by the Spanish government. The deployment of the UMTS network is proceeding according to plan, consisting of 850 UMTS base stations at 31 March 2003. Vodafone Spain currently expects to launch 3G services later in the 2004 financial year.

Albania

The Group has an effective 82.4% interest in Vodafone Albania Sh.A. (“Vodafone Albania”), the second largest cellular operator in Albania in terms of number of customers. Vodafone Albania launched GSM services on 3 August 2001 and, as at 31 March 2003, had a registered customer base of 391,000, of which 97% was connected to prepaid services.

Americas

The Group’s interests in the Americas comprise a 45% ownership interest in Verizon Wireless, which was formed at the beginning of the 2001 financial year by the combination of the US cellular operations of the Company, Bell Atlantic and GTE, and a 34.5% interest in Grupo Iusacell (“Iusacell’’).

United States

The Group owns 45% of Verizon Wireless and designates three of the seven members of Verizon Wireless’ board, while Verizon Communications designates the four other members.

The mobile telecommunications market in the United States currently consists of six nationwide competitors and a number of regional and smaller rural carriers. Verizon Wireless has maintained its position as the leading mobile telecommunications provider in the United States in terms of number of customers, network coverage and revenues.

Due to the continued difficult economic conditions and increased market penetration in the US, net customer growth has slowed considerably from prior years. However, Verizon Wireless increased its customer base by 13% over the 2002 financial year and ended the year with a registered customer base of 33,324,000, of which 93% were on contract plans.

During August 2002, Verizon Wireless combined the business operations of Price Communications Wireless Inc. with certain Verizon Wireless assets in a transaction valued at $1.7 billion, including $550 million in net debt that was assumed and subsequently redeemed. Under the agreement, a partnership was formed which Verizon Wireless controls and manages. Price Communications’ partnership interest will be exchangeable into common stock of Verizon Wireless Inc. (if an initial public offering of such stock occurs), subject to specified

12      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

conditions. Price Communications Wireless provided 800 MHz wireless service to approximately 411,000 customers in the South East of the United States.

In December 2002, Verizon Wireless signed an agreement with Northcoast Communications LLC, to purchase 50 Personal Communications (“PCS”) (1800MHz – 1900MHz) licences and related network assets, for approximately $750 million in cash. The licences cover portions of the East Coast and Midwest, and serve approximately 47.2 million people. The transaction completed in May 2003.

Verizon Wireless was the first major US carrier to launch CDMA2000 1XRTT technology in major metropolitan markets and during the 2003 financial year Verizon Wireless continued to roll-out its network, extending total coverage to approximately 85% of the Verizon Wireless footprint, with coverage expected to reach nearly 100% later in the year.

During the year ended 31 March 2003, Verizon Wireless continued to focus on gaining and retaining high value customers through new customer additions, the migration of existing analogue customers to digital price plans and churn management programmes. Next generation services are expected to provide business customers with the functionality to use the Verizon Wireless network as an extension of their corporate Local Area Network or intranet, allowing them to work from any location where there is coverage. The services will also allow for a range of multimedia services to be offered, including services such as video and audio streaming and interactive gaming.

In January 2003, Verizon Wireless withdrew its Registration Statement with the SEC relating to a proposed initial public offering of a minority stake in the partnership, stating that it currently has no significant funding needs that would require it to proceed with the offering. On 10 July 2002, the Cellco Partnership, doing business as Verizon Wireless, and Verizon Wireless Capital LLC, a wholly owned subsidiary of the Cellco Partnership, filed a registration statement on Form S-4 to exchange $4 billion privately placed notes for a new issue of notes with identical terms registered under the US Securities Act of 1933. The exchange offer closed on 12 November 2002.

In December 2002, the Federal Communications Commission (“FCC”) refunded the remaining $261 million on deposit, which represented 15% of the initial deposit made in relation to the re-auction of licences for 1.9GHz spectrum and relieved Verizon Wireless of its remaining obligations with respect to the auction.

Mexico

On 4 April 2001, the Group acquired a 34.5% interest in Iusacell. Iusacell currently provides wireless services in seven of Mexico’s nine regions, covering a population of 90 million people and representing approximately 90% of the country’s total population. Roaming is provided in the two remaining regions.

Mexico’s cellular market has continued to expand, with customer growth largely driven by prepaid products. At 31 March 2003, Iusacell had 2,036,000 registered customers, an increase of 2% since 31 March 2002. Of the total registered customer base, 83% were prepaid customers.

Iusacell’s financial performance continued to decline in the year despite a modest increase in its customer base and management’s efforts to restructure the business through substantial headcount reductions and tight cost and cash management.

In order to alleviate certain of the resulting financial pressures, Iusacell began a debt restructuring effort in December 2002 and, in May 2003, secured a temporary waiver related to its $266 million secured bank credit facility. Iusacell will continue to work with its financial advisor to restructure the terms and payment schedules of its various debt agreements and instruments. It is likely that Iusacell will require additional funding in order to grow its operations. However, there is no assurance that such funding could be obtained at all or, if obtainable, on terms which would be acceptable to Iusacell.

As a result of Iusacell’s deteriorating financial performance, the Group has written off its investment and is currently considering its options with respect to its investment, including disposal.

Globalstar

In August 2002, the sale of two Globalstar service provider companies, Globalstar US and Globalstar Caribbean, was finalised. In November 2002, the Globalstar service provider, Globalstar de Mexico, was sold.

Asia Pacific

The Group’s interests in the Asia Pacific region comprise subsidiary undertakings in Japan, Australia and New Zealand, associated undertakings in Fiji and India, and the Group’s interests in China.

Below is a description of the business developments and activities of the Group’s business activities in the major telecommunications markets in the Asia Pacific region.

Japan

Through a series of transactions undertaken during the last two financial years, the Group has an effective 69.7% interest in J-Phone Vodafone.

Japan’s mobile telecommunications market remained robust as mobile services continued to expand, with market penetration increasing by five percentage points to 59% at 31 March 2003, compared with 54% at 31 March 2002.

At 31 March 2003, J-Phone Vodafone had approximately 13,912,000 registered customers and a market share of over 18%. J-Phone Vodafone continued to capture monthly market share above its cumulative share, with 1,727,000 net customer additions recorded in the year ended 31 March 2003. One of the key drivers of this recent growth has been the increase in J-Sky web usage and content revenue, together with the continued success of J-Phone Vodafone’s other data offerings, “Sha-mail”, the popular photo-messaging service and the video-clip messaging service “movie sha-mail”.

At 31 March 2003, J-Phone Vodafone’s PDC (2G) network comprised 101 MSCs and 13,890 base stations, giving population coverage of 99.7%.

On 30 June 2000, the Ministry of Post and Telecommunications awarded one of three 3G licences to J-Phone Vodafone (then called J-Phone Communications). No fees were required by the Japanese government for the licences. J-Phone Vodafone was the first network operator in the Group to open its 3G network for service, having commenced nationwide service on 20 December 2002. J-Phone Vodafone’s 3G network is compatible with the global W-CDMA standard, providing capability of international W-CDMA and GSM SIM enabled roaming to Japan for the first time. At 31 March 2003, J-Phone Vodafone had concluded 69 roaming agreements in 62 countries and regions.

The use of micro cell technology has allowed the rapid and cost effective deployment of J-Phone Vodafone’s 3G network. As at 31 March 2003, J-Phone Vodafone had 3,644 operational 3G base stations covering over 71% of the population. By the second half of the 2003 calendar year, J-Phone Vodafone aims to have 13,275 operational 3G base stations covering over 95% of the population.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      13

Back to Contents

INFORMATION ON THE COMPANY Continued

Australia and New Zealand

On 3 May 2002, the Group completed its purchase of the remaining 4.5% minority interest in Vodafone Australia, as a result of which the Group’s effective interest in its Australian operations increased from 95.5% to 100%.

Network operations in Australia and New Zealand, both of which operate under the Vodafone brand name, increased their registered customer base by an aggregate 19% in the 2003 financial year to 3,853,000 registered venture customers at 31 March 2003. In Australia, Vodafone’s customer base increased by 418,000 net new customers, giving a market share of over 18%, compared with 17% at 31 March 2002. In New Zealand, strong growth continued with an 18% increase in the registered customer base to 1,289,000, resulting in a 51% market share.

Australia and New Zealand operate digital networks based on the GSM technical standard, providing coverage to approximately 92% and 97% of the population, respectively. At 31 March 2003, the Australian and New Zealand networks comprised 13 and 4 MSCs and 2,276 and 866 base stations, respectively.

Australia and New Zealand have commenced plans to roll out 3G infrastructure and expect to introduce 3G services by 2005.

India

Since 31 March 2003 the Group has entered into an agreement, subject to conditions, to sell its entire interest in RPG Cellular Services Limited.

China

The Group has a stake in China Mobile of approximately 3.27%. The Group also owns a 9.99% interest in Aspire Holdings Limited, China Mobile’s subsidiary set up to develop its mobile Internet service delivery platform and take responsibility for mobile data research and development.

At 31 March 2003, China Mobile had approximately 123,778,000 registered customers.

Middle East and Africa

The Group’s operations and ownership interests in the Middle East and Africa Region comprise the subsidiary company Vodafone Egypt Telecommunications Company SAE (“Vodafone Egypt”) and two associated undertakings, Safaricom in Kenya and Vodacom in South Africa.

Egypt

Vodafone Egypt is Egypt’s second largest mobile operator, with an estimated market share of 48%, and operates under the brand name Vodafone. Since its launch in November 1998, it has increased the number of customers connected to its network to approximately 2,263,000 by 31 March 2003.

In Egypt, Vodafone offers both contract and prepaid services, with prepaid customers representing approximately 84% of the customer base.

At 31 March 2003, Vodafone Egypt’s mobile network consisted of a GSM 900 digital network comprising 13 MSCs, 19 BSCs and 1,636 BTSs, providing population coverage of approximately 98.5%, although providing land mass coverage of only 12%.

South Africa

The Group has a 35% interest in Vodacom, South Africa’s largest mobile operator with an estimated market share of 58%. Its customer base increased by 20% in the 2003 financial year to 7,874,000 registered customers, of whom approximately 85% are connected to the prepaid service.

Vodacom also has a licence to operate in Tanzania and, in December 2001, formed a joint venture in the Democratic Republic of the Congo.

Mobile data services

Revenue streams from messaging data and other data services (“data revenues”) increased 73% to £3,622 million for the 2003 financial year, and represented over 14.6% of service revenues in the Group’s controlled subsidiaries during the year. For the month of March 2003, data revenues as a percentage of service revenues increased to over 15.6%, compared with 13.5% for the month of March 2002.

Growth in data revenues has been primarily driven by the continued popularity of SMS and benefited from the launch of a number of SMS-based products and services by the Group during the period. The Group is also starting to generate revenues from GPRS services. These results also include a first time contribution from Vodafone live!, which was launched in late November 2002 although many data services were initially offered free of charge to customers.

Further details on the Group’s strategy and plans for the development of data services can be found in “Strategic developments – Global services” below.

Third generation licences and network infrastructure

The Group has secured 3G licences in all jurisdictions in which it operates and in which such licences have been awarded to date. Further details can be found in “Information on the Company – Business Overview – Business activities –Mobile telecommunications”.

Cumulative expenditure on 3G licences was £13.5 billion at 31 March 2003 and was funded from the Group’s existing facilities. Most of this expenditure (£13.1 billion) occurred during the 2001 financial year. During the 2003 financial year, the Group’s cash expenditure on intangible fixed assets was £99 million, which included the acquisition of a 3G licence in Ireland, a further licence in Portugal and additional GSM spectrum in Italy. Vodafone expects to participate in additional 3G licence allocation procedures in other jurisdictions in which it operates. No assurances can be given that the Group will be successful in obtaining any 3G licences for which it intends to apply or bid.

The construction of 3G network infrastructure has continued throughout the 2003 financial year, with tangible fixed asset additions on 3G network infrastructure amounting to approximately £1.7 billion. The Group presently expects capitalised tangible fixed asset additions to be approximately £5.0 billion in the 2004 financial year, 40% of which is expected to be in respect of 3G network infrastructure. This expenditure is expected to be financed through operating cash flows and existing borrowing facilities. The Group has entered into contracts with four key suppliers for the delivery of 3G network infrastructure.

Further details on the Group’s 3G plans can be found in “Strategic developments – Global services” below.

Strategic developments – Global services

The Group’s vision is to be the world’s mobile communications leader. A major focus of the Group’s strategy is to offer innovative services within Vodafone-branded, end-to-end customer propositions, which utilise the Group’s global footprint and global brand to offer customers a unique mobile experience and seamless international services.

These programmes, such as Vodafone live!, are based on compelling customer propositions and have been packaged together for a specific target market. Vodafone live! is an easy-to-use consumer service, bringing customers a world of colour, sound and pictures, enabling them to use picture messaging, download polyphonic ringtones and colour games, and browse branded infotainment from integrated camera phones through an easy to use icon driven menu.

14      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

Vodafone live! and Mobile Office from Vodafone

Vodafone live! was launched on 24 October 2002 and by 31 March 2003 the Group had connected more than one million active live! customers in 10 countries. Of the Vodafone live! customers, Germany had over 405,000, Italy 227,000 and the UK 240,000. Since 31 March 2003, Vodafone live! has also been launched in Australia, Egypt and New Zealand. The service has also attracted critical acclaim from the industry, including recent awards from the GSM Association for best consumer application, advertising and mobile handset.

The acquisition of the remaining 50% stake in Vizzavi and its rapid integration into the Group has supported the creation of Vodafone live!, which is expected to continue to drive a significant part of the Group’s growth in future years. It is intended that the Vodafone live! experience will continue to be updated, integrating the most up to date services and technologies as well as broadening the range of handsets available to cover more market segments. The next release of Vodafone live! will include access to picture messaging libraries and improved download speeds.

Mobile Connect Card, the first of Vodafone’s global business services to be offered under Mobile Office from Vodafone, was launched in twelve countries during the period. Mobile Connect Card, a high speed data card enabling customers to access their normal business applications when out of the office, is aimed at all business users, from large corporate customers to those in the small and medium sized enterprise sector, and is marketed and sold through the Group’s direct sales, retail and e-channels as well as partner channels for leading personal computer brands. Mobile Office from Vodafone will offer a range of global and local mobile business services to customers, with more global services to be introduced later this year.

Vodafone live! and Mobile Office from Vodafone are already demonstrating their importance to the Group’s strategy of deriving increased revenues from data services, with games downloads, picture messaging and other content services proving particularly popular and generating extra revenue.

3G

Together, Vodafone live! and Mobile Office from Vodafone lay the foundations for the Group’s next stage of growth, as it is planned that both will create the demand for new data services against which the Group will construct its 3G networks. Both currently use 2.5G technology and will be upgraded to 3G, enabling faster download speeds, which will enhance customer experience and productivity.

In December 2002, J-Phone Vodafone became the first subsidiary in the Group to launch 3G services commercially. Furthermore, J-Phone Vodafone customers with an enabled handset, can not only use 3G services within Japan, but can also roam internationally on 2G networks with the convenience of being able to use the same telephone number as they do at home.

In Europe, the Group’s 3G programme continues, with networks being rolled out according to plan and technical testing underway. The availability of suitable handsets remains a key issue and supplies of these are expected to be limited until 2004. 3G services are expected to be available to customers before the end of the 2004 financial year, dependent on when networks and handsets are of sufficient quality to offer the Group’s customers a good service.

Brand

The strength of the Vodafone brand continues to improve. For example, in countries where the Group has migrated to the Vodafone brand, brand awareness and preference continues to grow. During the year, the Group continued with its high profile sponsorship of the Manchester United Football

Club and the Ferrari Formula 1 team, backed up with individual sponsorship contracts which, when combined with the continued brand rollout and other marketing communications programmes, has significantly improved awareness and perception of the brand. In Italy, Vodafone Omnitel migrated to the single brand in May 2003 and migration to the single Vodafone brand is also underway in Japan. Having a consistently implemented brand across the Group’s markets greatly assisted the execution of the Vodafone live! campaign and Vodafone live! is already significantly contributing to the brand in terms of brand equity and positioning. The brand is also being rolled out in networks where Vodafone does not have equity stakes, through the partner networks programme, which licenses the global brand and key global services.

Partner Network Agreements

The Group’s partner network strategy is becoming increasingly attractive to operators in which it does not currently hold an equity stake. During the year ended 31 March 2003, the Group signed a further four Partner Network Agreements, with Mobilkom Austria Group, si.mobil in Slovenia, VIPnet in Croatia and Radiolinja Eesti in Estonia. The Group now has eight partner networks following the latest agreement with Islandssimi hf in Iceland announced on 16 April 2003. By partnering with leading mobile operators the Group is able to market its global services in new territories, extend its brand reach into new markets and create additional revenue without the need for equity investment.

Marketing and distribution

Marketing

The Group’s marketing activities can be categorised as brand marketing and local marketing.

Brand marketing

Brand marketing is designed to increase general public awareness of the

Vodafone brand or other local Group brands – its values, products and services – and marketing specifically directed at certain distribution channels. Brand communications include sponsorships and advertising on radio, television, in general circulation newspapers, in magazines and in specialised publications.

Having improved its brand awareness as a result of the Group’s brand rollout programme and the continuing “How are you?” advertising campaign, the Group’s brand marketing is now focused on turning brand awareness into brand preference.

The Group believes that the adoption of a single Vodafone brand in all markets will maximise the return from the Group’s investment in marketing and application development and will increase customer loyalty. During the 2003 financial year the Group has continued to implement its strategy to introduce the Vodafone brand into all businesses where it has control. At 31 March 2003, all subsidiaries other than those in Italy and Japan had migrated to the single Vodafone brand. Omnitel Vodafone was rebranded Vodafone Omnitel in June 2002 and migrated to the single brand in May 2003. In Japan, J-Phone Vodafone is to migrate to the single brand by December 2003.

Further details on how the Group has developed the global brand during the 2003 financial year can be found in “Strategic developments – Global services” above.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      15

Back to Contents

INFORMATION ON THE COMPANY Continued

Local marketing

In addition to the Group’s initiatives to establish a global Vodafone brand, marketing is also performed on a local market basis. Customer database marketing is widely used to communicate directly and, linked with customer service, provides a strong basis for building customer relationships. Loyalty schemes, such as the OmniOne loyalty programme in Italy, are beginning to be used as a way of increasing customer satisfaction and reducing customer churn. In the UK, the Group, along with other companies from various industries, became a sponsor of the “Nectar card loyalty points scheme” during the 2003 financial year.

Associated companies are generally marketed under their local brands.

Distribution

Distribution is achieved through a wide variety of direct and third party channels, with different approaches used to attract the consumer and business sectors.

Products and services are available directly to both consumer and business customers in the majority of markets. Directly-owned stores are becoming increasingly popular in most markets. The look and feel of these stores, particularly in Italy, Greece and the UK, has become more user-experience orientated during the year, with customers invited to try out service offerings such as Vodafone live!. Local Internet sites offer products and services online and sales forces are in place to discuss terms with business customers.

Indirect distribution includes using third-party service providers, independent dealers, agencies and mass marketing. Service providers are prevalent in some markets, most notably the UK. Marketing to third-party service providers includes maintaining a competitive tariff structure, providing technical and other training to their staff and providing financial incentives for service providers, their dealers and sales people. It also entails providing assistance on advertising campaigns and supporting the development of both specialist retail outlets and programmes with multiple retailers. Service providers receive discounts on the Group’s airtime rates for each tariff. Service providers also receive financial incentives from the Group related to their success in attracting new customers to the network. These comprise gross connection bonuses, airtime growth awards and other specific incentives. Independent dealers are used in the majority of markets, with own-branded stores, business “store-within-stores” and kiosks becoming increasingly popular. Supermarket chains and multiple retailers are also used to achieve mass distribution of prepaid products, with top-up vouchers available in a wide selection of outlets such as petrol stations, newsagents and local stores.

In the United States, Verizon Wireless sells its service directly to customers through its own sales force and stores, telemarketing centres and the Internet, and indirectly through arrangements with independent agents such as consumer electronic stores, specialised cellular stores, automobile dealers, department stores and other retail stores. In certain areas, mobile services are sold through resellers who, pursuant to FCC requirements, are allowed to purchase blocks of mobile telephone numbers and to access mobile services at wholesale rates for resale to the public. In the past twelve months, however, the use of resellers has been reduced.

Seasonality

Traditionally, the Christmas period sees a higher volume of customer connections contributing to higher equipment and connection revenues in the second half of the financial year. Ongoing airtime revenues also demonstrate signs of seasonality, with revenues generally lower during February, which is a shorter than average month, and revenues from roaming charges higher during the summer months as a result of increased travel by customers.

There is no assurance that these trends will continue in the future.

Business activities – Non-mobile telecommunications

The Company’s non-mobile telecommunications businesses mainly comprise interests in Arcor, Cegetel and Japan Telecom.

Arcor provides fixed network services in Germany. The German fixed line market remains intensely competitive although Arcor has retained its position as the leading private operator and the strongest competitor to Deutsche Telekom, the market leader. Turnover from voice, data and Internet businesses increased in the period, compensating for the reduction in carrier business caused by the competitive market. During the period the contract voice customer base increased by approximately 10% to 2,600,000 customers. Total traffic volumes increased by 20% compared to the same period in 2002 to 25.3 billion minutes.

As described in more detail under “Information on the Company – History and Development of the Company – Sales of businesses”, in January 2002 a contract with Deutsche Bahn AG was signed to carve out Arcor´s railway specific telecommunication and service business into the company Arcor DB-Telematik GmbH. Following completion of the sale in April 2001, the remaining 50.1% share of Telematik was sold to Deutsche Bahn AG in July 2002.

Cegetel is the second largest fixed line operator in France and the remaining 80% shareholder in SFR. The company offers broadband services in addition to fixed line services. During the 2003 financial year, the Group increased its interest in Cegetel to 30%.

The Group owns an effective 66.7% interest in Japan Telecom, the third largest fixed line telecommunications operator in Japan, offering both voice and data services. Since the Company gained control in October 2001, Japan Telecom’s profitability has improved significantly as the benefits of management’s transformation plan start to be realised.

The fixed line market in Japan remains extremely competitive following the lifting of market entry restrictions and the maintenance of market share continues to be a challenge in the customer voice segment. During the period the main focus of the business has been on high-growth business opportunities and the delivery of innovative data products and services. The corporate customer base continues to expand due to the uptake of Internet Protocol (“IP”) data related services, with the next-generation IP network “PRISM”, using optical fibres, being particularly successful.

Additional functionality, such as new connectivity regarding IP-Virtual Private Network accessibility via the Internet and network expansion for Ethernet services, has been added to the network to enhance data services.

16      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

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

The Group expects that competition will continue from existing operators as well as from a number of new market entrants following the award of new 3G licences. Please see “Operating and Financial Review and Prospects – Trend Information and Outlook” for additional information. The scope of this increased competition, and the extent of the impact on the results of operations, depends on a variety of factors, the outcome of which is currently uncertain.

As at 31 March 2003, the Company had an investment in either the number one or number two operator in 22 out of the 28 mobile markets in which it operates, based on registered customer numbers. A summary of the Company’s competition in its main markets (defined as having greater than 500,000 registered proportionate customers) at 31 March 2003 is provided in the following table.

Country	Service name	Number of additional network operators	(1)	Names of additionalnetwork operators

Northern Europe

United Kingdom	Vodafone	4		Orange ,O2, T-Mobile, 3

Ireland	Vodafone	2		O2, Meteor

Netherlands	Vodafone	4		KPN, O2, Dutchtone, T-Mobile

Sweden	Vodafone	2		Telia, Tele2

Belgium	Proximus	2		Orange, BASE (KPN)

France	SFR	2		Bouygues, Orange

Central Europe

Germany	Vodafone	3		T-Mobil, E-Plus, O2

Hungary	Vodafone	2		Westel, Pannon GSM

Poland	Plus GSM	2		Centertel, ERA

Switzerland	Swisscom Mobile	2		Sunrise, Orange

Southern Europe

Italy(2)	Vodafone	3		TIM, Wind, 3

Greece	Vodafone	3		Cosmote, Stet Hellas, Q-Telecom

Portugal	Vodafone	2		TMN, Optimus

Spain	Vodafone	2		Movistar, Amena

Romania	Mobifon	3		Orange, Cosmorom, Telemobil

Americas

United States	Verizon Wireless	5 national operators		AT&T Wireless, Cingular Wireless, Nextel,
				Sprint PCS, T-Mobile

		4 regional operators		Alltel, Leap Wireless, Nextel Partners, US Cellular

Mexico	Iusacell Digital	4		Telcel, Telefonica Moviles, Unefon, Nextel

Asia Pacific

Australia	Vodafone	3		Telstra, Optus, Orange

New Zealand	Vodafone	1		Telecom Corporation

Japan	J-Phone Vodafone	3		NTT DoCoMo, au, Tuka

China	China Mobile	3		China Unicom, China Telecom, China Netcom

Middle East and Africa

Egypt	Vodafone	1		Mobinil

South Africa	Vodacom	2		MTN, Cell C

Notes:
(1)	Table excludes competitors who do not operate a mobile telecommunications network.
(2)	Vodafone Omnitel now operates as Vodafone, having migrated to the single Vodafone brand in May 2003.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      17

Back to Contents

INFORMATION ON THE COMPANY Continued

Regulation

The Group’s operating companies are generally subject to regulation governing the operation of their business activities. Such regulation generally takes the form of industry-specific law and regulation covering telecommunications services and general competition (anti-trust) law applicable to all activities. Some regulation implements commitments made by Governments under the Basic Telecommunications Accord of the World Trade Organisation (“WTO”) to facilitate market entry and establish regulatory frameworks. The following section describes the regulatory framework and key regulatory developments in the European Union and selected countries in which the Group has significant interests.

European Union

New framework

The European Union (“EU”) has adopted a new regulatory framework for the communications sector which replaces much of the existing EU regulatory framework introduced when the sector was first liberalised in the 1990s. The new framework consists of four principal Directives outlining matters such as the objectives to be pursued by national regulatory authorities (“NRAs”), the way in which undertakings are to be licensed, measures to be taken to protect consumers and ensure universal provision of certain telecommunications services and the terms and basis upon which undertakings interconnect and provide access to each other (“the new framework”). Member States must implement the new framework into national law by 24 July 2003.

The new framework introduces a number of important changes to the previous framework. It is intended to align the techniques for defining where sector specific regulation may be applied and the threshold for when such regulation can be applied, with those already employed in EU competition law. It is also intended to ensure greater consistency of approach amongst NRAs within the Member States. All NRAs are required to take utmost account of the list of markets which are specified by the European Commission (“the Commission”) in a Recommendation when deciding which markets to investigate. The first such Recommendation was published by the Commission in February 2003 and includes markets for ‘voice call termination on individual mobile networks’, ‘wholesale national market for international roaming’ and ‘access and call origination’ on mobile networks. NRAs may, with the Commission’s consent, also propose markets not included in the Recommendation. The Commission will periodically review the Recommendation, with the first such review expected in June 2004.

Regulation can only then be applied to undertakings with significant market power (“SMP”) (either individually or collectively) in the markets so identified, subject to the Commission’s consent. SMP under the new framework accords with the concept of “dominance” under existing EU competition law. This generally implies a market share of at least 40%, although other factors may also be taken into consideration. The SMP threshold under the existing EU regulatory framework required only a 25% share of the relevant market.

The form of such regulation may vary and is expected to be the subject of further consultation during 2003. Appeal rights for undertakings are also strengthened by the introduction of a right to appeal on the merits of any NRA decision.

However, the practical consequences of the new framework for the Group will depend upon how the Commission seeks to interpret further the application of the relevant Directives, how Member States and NRAs choose to implement such guidance and how the Member States implement the relevant Directives into national law.

Roaming charges

Officials of the Commission conducted unannounced inspections of the offices of mobile network operators in the United Kingdom and Germany, including Group subsidiaries, in July 2001 in connection with its sectoral enquiry into roaming charges. The Commission said it was seeking evidence of collusion and/or excessive prices, in relation to both retail and wholesale roaming charges and the Commission has subsequently sought, or been provided with, additional information about roaming charges. The Commission has yet to indicate how, when or if it may proceed in these specific matters or in relation to its general enquiries into the roaming market.

Wholesale roaming is a market defined for the purposes of review by NRAs under the new framework but at least one NRA has indicated that they will await the outcome of the Commission’s investigations before undertaking such reviews.

In February 2001, certain Group operating companies notified the Commission of the agreements between them established to support the Eurocall flat rate roaming tariff. During 2002 the Group clarified certain matters concerning the interpretation of the Mannesmann Undertakings (“the Undertakings”) with the Commission. The Undertakings were given by the Group in connection with its acquisition of control over Mannesmann and concerned the Group’s obligations, inter alia, to third parties in the provision of certain wholesale roaming services. As a consequence of such clarifications, the Group launched the Eurocall Platinum flat rate roaming tariff in September 2002. The Commission is seeking clarification of certain aspects of the Platinum arrangements. The Undertakings terminated on 12 April 2003 on the expiry of their three year term.

Northern Europe Region

United Kingdom

The UK Government has announced that the existing NRA, the Office of Telecommunications, (“Oftel”) will be replaced by the Office of Communications (“OFCOM”), a regulatory body which will oversee media and other communications industries as well as telecommunications. A chairman, chief executive and other board members of OFCOM were appointed in late 2002/early 2003 and it is currently anticipated that OFCOM will assume Oftel’s responsibilities in late 2003.

The Communications Bill defines OFCOM’s duties and modes of operation. This received its second reading in the House of Commons in December 2002 and the Government intends that the Bill receives Royal Assent by July 2003.

The Communications Bill is to be used to implement the new framework, although it is anticipated that certain measures which are required to be implemented by 25 July 2003, such as the conduct of ‘market reviews’ to determine whether regulation may be needed, will be taken by secondary legislation in the form of a Statutory Instrument. It will also be used to implement certain aspects of an Independent Spectrum Management Review, which reported in March 2002. The report’s principal recommendations, which the Government has accepted, were that the Government should introduce spectrum trading, which would allow firms to trade spectrum with each other rather than seeking assignments from the Government, at the earliest opportunity and that administrative pricing should be applied to spectrum which was not tradable, particularly that held by public institutions. The Government is now consulting further on certain aspects of spectrum trading.

In September 2001, the Director General of Oftel concluded his review of the mobile market and, in particular, his review of charges for the termination of calls onto the networks of all mobile operators. Amongst other things, the Director General concluded that charges for call termination should be reduced by 12% less than the UK’s Retail Prices Index, i.e. RPI minus 12%, in each year for the period from April 2002 to March 2006. The Director General proposed licence modifications to all four operators pursuant to these proposals. Vodafone UK and

18      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

the other mobile operators rejected the Director General’s proposed modifications in November 2001 and, in January 2002, the Director General confirmed that he had referred the matter to the Competition Commission. Oftel published the Competition Commission’s conclusions in January 2003 and its full report was published in February 2003.

The Competition Commission concluded that charges for call termination to all four operators should reduce by 15% by 24 July 2003 and, in findings which it claimed should have ‘persuasive effect’, that charges for call termination to Vodafone UK and O2 should fall by RPI minus 15% for the period July 2003 to 31 March 2004, the year ending March 2005 and the year ending March 2006. The Competition Commission found that charges for call termination to Orange and T-Mobile should fall by RPI minus 14% during the same periods. The Director General is required to take the utmost account of the Competition Commission’s findings under the Telecommunications Act, which is to apply until July 2003, and the Director General has made licence modifications, which implement the Competition Commission’s findings in respect of the period to July 2003. The Director General is required to comply with the provisions of the new framework in framing measures for the period after July 2003, but he has said that he will take utmost account of the Competition Commission’s findings in doing so. Proposals in respect of the period after July 2003 are subject to the appeals provisions embodied in the new framework, as implemented by the Communications Bill.

The Competition Commission’s findings are themselves subject to Judicial Review and Vodafone UK, Orange and T-Mobile have announced their intention to seek permission to review from the High Court. It is not at this stage clear whether such permission will be granted. The application is to be heard in June 2003.

In August 2002, the Government sought views on the possible introduction of a specific offence to prohibit the use of any hand-held mobile phone or similar device by drivers. The Government also invited comment on whether the proposed offence should include hands-free and whether there should be any exemptions from the proposed offence and indicated that it expected to announce its conclusions in the first half of 2003.

Other countries

A number of NRAs have recently considered or are considering the regulation of charges for the termination of calls to mobile networks. Existing European regulation requires that operators designated as having SMP in the national market for interconnection must offer cost-orientated charges for such services and NRAs may also determine charges pursuant to interconnection disputes. NRAs in Belgium and France have reached decisions during 2001/02 which both resulted in reductions of approximately 15% in call termination charges in 2002 and further proposed reductions in 2003. The NRA in the Netherlands had its decisions seeking to do so dismissed by the Court of Rotterdam, but the Dutch Competition Authority continued to investigate call termination charges.

In addition, the Commission continues to investigate complaints against KPN and Vodafone Netherlands, initiated in 1999. The Commission has issued a Statement of Objections outlining its case against KPN, but not Vodafone Netherlands. Some of the matters detailed in the KPN Statement of Objections are specific to KPN but some, in relation to price squeezing in certain retail markets, may be of more general applicability. A decision on this case is expected in 2003.

In 2002, mobile operators in the Netherlands were investigated by the Dutch competition authority, NMa, for alleged collusion in retail pricing. The operators were found guilty and fined a total of €88 million. Vodafone Netherlands was fined €24 million, which is currently the subject of an appeal.

The Swedish NRA published guidelines in April 2003 which may result in a re-examination of 3G rollout obligations, but it is unclear at this stage how they will be applied.

Central Europe Region

Germany

Current German telecommunications regulation requires all network operators to allow interconnection of their public telecommunications networks with those of other carriers. Cost orientation of interconnection prices applies only to dominant operators in the relevant market. To date, the German NRA has not considered any mobile operator to be dominant.

Other countries

Poland and Hungary, as EU accession countries, are required to implement EU legislation into national law. To meet accession criteria, these countries are in the process of implementing the current EU regulatory framework. The Commission has advised EU accession countries that they will also be required to implement the new framework.

In Hungary, an investigation into alleged collusion in setting mobile termination rates has been extended. Vodafone Hungary filed their submission to the Hungarian competition authority in January 2003. The final report is expected to be issued by the end of August 2003.

Switzerland, although not part of the EU, is considering implementing parts of the new regulatory framework for the purposes of “European compatibility”. In June 2002, the Swiss NRA removed certain roll out obligations from 3G licences. In October 2002, the Swiss competition authority commenced an investigation of mobile termination charges to assess potential collusion between mobile operators.

Southern Europe Region

Italy

In July and September 2002, respectively, the Italian Competition Authority and Commission approved the division of certain assets held by Blu amongst the remaining mobile operators – Vodafone Italy, TIM and WIND.

TIM and Vodafone Italy have been designated as operators with SMP in both the mobile and interconnection markets since 1999. In December 2001, the Italian NRA directed the mobile operators to prepare a cost accounting model based on fully allocated costs for the years 1999 and 2000 as an intermediate step for the adoption of a long run incremental cost model to set call termination charges. In February 2003 it announced that Vodafone Italy and TIM would each be required to reduce their call termination rates by 12% on 1 June 2003, with further reductions being expected in subsequent years. In August 2002, the Italian authorities extended the term of the 2G and 3G licences held by all operators from fifteen to twenty years.

Other countries

Mobile termination charges are subject to regulatory activity elsewhere in the Southern Europe region. In January 2002, the Portuguese NRA issued a decision, which reduced fixed to mobile termination charges to be applied by mobile operators by 15% in 2002. The Portuguese NRA will reassess call termination rates for 2003 in the light of market conditions. In Spain the NRA required a reduction of 17% in call termination rates from 1 August 2002. Subsequently, in December 2002, the Spanish competition authority conducted unannounced inspections of the offices of Vodafone Spain and Telefonica investigating allegations of price squeezing in the corporate market and excessive call termination charges. The investigation is ongoing. The Greek NRA

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      19

Back to Contents

INFORMATION ON THE COMPANY Continued

in March 2002 outlined three conditions to be applied to Vodafone and Cosmote, designated as having SMP in the mobile market. These included non-discrimination between fixed and mobile operators when terminating traffic, termination rates to be lower than on-network retail prices and discount policies to be transparent and non-discriminatory.

The Portuguese NRA has postponed 3G roll-out obligations and the Spanish Government substantially reduced deposits for 3G licences following commitments that commercial services would be available by 2004.

Romania and Malta, as EU accession countries, are currently implementing EU legislation into national law.

Americas Region

United States

US mobile and Personal Communication Services (“PCS”) licences are issued and regulated by the FCC. In addition, US mobile operations are subject to regulation in the states in which service is provided and to local regulations. States are pre-empted from regulating mobile and PCS prices and market entry but may regulate certain other terms and conditions of service.

In January 2001, the FCC sought to auction 422 PCS licences, covering spectrum that either had not been sold in previous auctions or had been reclaimed from licensees failing to make payments. Verizon Wireless was the winning bidder of 113 licences with bids totalling approximately $8.8 billion, and made a down payment of approximately $1.7 billion for these licences. Thirty-three of these licences have been granted to Verizon Wireless. Eighty of these licences, however, related to spectrum that was reclaimed from NextWave Personal Communications Inc. and related companies (“NextWave”) or from Urban Comm-North Carolina, Inc. (“Urban Comm”), both of which were under Chapter 11 bankruptcy protection at the time of revocation. NextWave challenged the FCC’s revocation of its licences and in January 2003 the U.S. Supreme Court ruled that US bankruptcy law prohibits the FCC from revoking licences. The FCC dismissed Verizon Wireless’s applications for the former NextWave and Urban Comm spectrum and subsequently refunded the remainder of Verizon Wireless’s $1.7 billion down payment. The NextWave and Urban Comm licences now remain part of their respective estates in bankruptcy.

The FCC is currently considering changes to its method of calculating the liability of US carriers for Universal Service Obligation (“USO”) contributions, which may result in an increase in the USO costs of Verizon Wireless.

Mexico

Legislation has been introduced into the Mexican parliament with a view to introducing a new telecommunications-specific regulatory framework. The legislation is intended to redress perceived flaws in the current regulatory environment. It is uncertain whether such legislation will be forthcoming. The US government has also commenced WTO dispute resolution against the Mexican government alleging that Mexico’s current regulatory regime does not comply with its WTO commitments.

Asia Pacific Region

Japan

In 2001, the Japanese government embarked on a two-year programme of economic reform, underpinned by review obligations contained in the Telecommunications Business Law, including fixed line interconnection charges on NTT’s networks, regulation of the mobile sector, competition guidelines, administrative arrangements and universal service.

In November 2002, the Japanese competition authority conducted unannounced inspections of a number of J-Phone Vodafone offices in Japan in connection with alleged resale price maintenance in breach of the Japanese Anti-Monopoly Act. The Japanese competition authority has not yet issued any findings in respect of the ongoing investigation but is expected to do so during the course of 2003.

The Japanese regulator will require changes to the charging structure and prices for calls from non-dominant fixed line operators to Japanese mobile networks from July 2003. It is possible that these changes will also apply to calls from NTT although the timing of further changes remains uncertain.

China

The Chinese government has announced that it is considering licensing further mobile operators when it allocates 3G spectrum, and has set aside spectrum which could be made available, but has not provided detail as to the nature and timing of the 3G licensing process.

Middle East and Africa Region

South Africa

A new Telecommunications Amendment Act was introduced in South Africa in November 2001. The Government is considering amendments to the method of calculation of universal service contributions and allocation of 1800 MHz spectrum. Mobile termination rates are under review.

Kenya

The Kenyan Communications Commission has announced a tender process for the award of a third mobile licence, which is expected to be awarded in July 2003.

Egypt

The Egyptian government has issued a third mobile licence, including the rights to all currently available 1800Mhz spectrum, to Telecom Egypt, which has been looking for a strategic partner to assist in the deployment and operation of a mobile network. The existing two mobile network operators have entered into negotiations with Telecom Egypt with a view, inter alia, to acquiring this 1800Mhz spectrum and Telecom Egypt taking a stake in one of the two operators. Any such transaction would be subject to Egyptian regulatory approval, operator shareholder approvals, as well as approvals from other authorities.

Property, plants and equipment

The Group’s principal tangible fixed assets comprise properties and equipment in respect of its mobile telecommunications network infrastructure. Network equipment includes base stations and switch equipment, which is connected by fixed microwave transmission links or fixed cable links.

The properties of the Group comprise, amongst other things, computerised mobile telephone exchanges, operator centres and ancillary commercial centres suitable for the operation of its cellular networks and related businesses, together with related accommodation, including retail premises. At 31 March 2003, the Group’s properties were either freehold or held under long term or short term leases with approximately 37% by book value owned and approximately 5% held under leases running for 50 years or longer (31 March 2002: 46% and 4%, respectively). The Group’s corporate head office is in Newbury, United Kingdom. The tangible fixed assets purchased by the Group during the financial year principally relate to network infrastructure additions, including those relating to the Group’s 3G networks. Further information on any environmental issues associated with the use of the Group’s assets can be found under “Corporate Social Responsibility – Environmental Issues” elsewhere in this Annual Report.

20      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

Legal proceedings

Save as disclosed below, the Company and its subsidiaries are not involved in any legal or arbitration proceedings (including any governmental proceedings which are pending or known to be contemplated) which are expected to have, or have had in the twelve months preceding the date of this document, a significant effect on the financial position or profitability of the Company and its subsidiaries.

The Company is a defendant in four actions in the United States alleging personal injury, including brain cancer, from mobile phone use. In another pre-existing action, based on similar allegations, the plaintiff has filed a motion to amend its complaint to include the Company as a defendant. In each case, various other carriers and mobile phone manufacturers are also named as defendants. These actions are at an early stage and no accurate quantification of any losses which may arise out of the claims can therefore be made at the date of this Annual Report. The Company is not aware that the health risks alleged in such personal injury claims have been substantiated and will be vigorously defending such claims.

Between 18 September 2002 and 29 November 2002, nine complaints were filed in the United States District Court for the Southern District of New York against the Company and Lord MacLaurin, the Chairman of the Company, and Sir Christopher Gent, Julian Horn-Smith and Ken Hydon, executive officers of the Company. The complaints, filed as purported class actions, allege, among other things, that certain public statements made by or attributed to the defendants and the timing of the Company’s decision to write down the value of goodwill and certain impaired assets in the financial year ended 31 March 2002 violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. The complaints seek, among other things, unspecified damages on behalf of the purchasers of the Company’s securities during the period between 7 March 2001 and 28 May 2002. The Court has consolidated these actions and designated lead plaintiffs and lead plaintiffs’ counsel. The plaintiffs filed a consolidated amended class action complaint on 6 June 2003, which contains allegations and claims that are substantially similar to the original complaints. The defendants intend to defend the actions vigorously.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      21

Back to Contents

INFORMATION ON THE COMPANY Continued

Five year summary of results

The selected financial data set out on the following pages should be read in conjunction with the Consolidated Financial Statements of the Company for the three years ended 31 March 2003, which appear elsewhere in this Annual Report. The Consolidated Financial Statements of the Company for the year ended 31 March 2003, prepared in accordance with the Company’s statutory obligations under the laws of the United Kingdom (“UK”), will be delivered to the UK’s Registrar of Companies. The selected consolidated financial data for the five years ended 31 March 2003 are derived from the Consolidated Financial Statements of the Company included in this Annual Report. Solely for convenience, amounts represented below in dollars have been translated at $1.5790:£1, the noon buying rate on 31 March 2003.

		Year ended and at 31 March

		2003	2003	2002 (1)	2001	(1)(7)	2000	(2)(7)	1999	(7)
		$	£	£	£		£		£

				(in millions, except per ordinary share and ADS amounts and ratio of earnings to fixed charges)

	Consolidated Profit and Loss Account Data
	UK GAAP(3)
	Group turnover	47,962	30,375	22,845	15,004		7,873		3,360

Of which in respect of:	continuing operations	47,962	30,375	17,940	6,637		4,498		3,302
	acquisitions	–	–	4,905	8,367		3,375		58

	Total Group operating (loss)/profit	(8,607)	(5,451)	(11,834)	(6,989)		798		963
	(Loss)/profit for the financial year	(15,504)	(9,819)	(16,155)	(9,885)		542		594
	Basic (loss)/earnings per ordinary share(4)	(0.23)	(0.14)	(0.24)	(0.16)		0.02		0.04
	Diluted (loss)/earnings per ordinary share(4)	(0.23)	(0.14)	(0.24)	(0.16)		0.02		0.04
	Basic (loss)/earnings per ADS(4)	(2.27)	(1.44)	(2.38)	(1.61)		0.20		0.38
	Cash dividends per ordinary share(5)	0.03	0.02	0.01	0.01		0.01		0.01
	Cash dividends per ADS(5)	0.27	0.17	0.15	0.14		0.13		0.13
	US GAAP(3)
	Group turnover	38,281	24,244	17,639	11,103		7,873		3,360
	(Loss)/profit for the financial year	(14,298)	(9,055)	(16,688)	(7,071)		553		510
	Basic (loss)/earnings per ordinary share(4)	(0.21)	(0.13)	(0.25)	(0.12)		0.02		0.03
	Diluted (loss)/earnings per ordinary share	(0.21)	(0.13)	(0.25)	(0.12)		0.02		0.03
	Basic (loss)/earnings per ADS(4)	(2.10)	(1.33)	(2.46)	(1.15)		0.20		0.33
	Consolidated Balance Sheet Data
	UK GAAP(3)
	Total assets	257,819	163,280	162,900	172,390		153,546		3,681
	Long term obligations	21,722	13,757	13,118	11,235		6,374		1,179
	Equity shareholders’ funds	203,171	128,671	130,573	145,007		140,594		512
	Non-equity minority interests	1,603	1,015	1,128	1,129		1,004		4
	US GAAP(3)
	Total assets	359,666	227,781	206,666	215,123		167,259		4,719
	Long term obligations	26,532	16,803	14,897	12,291		6,382		1,187
	Equity shareholders’ funds	221,748	140,436	140,887	155,522		146,334		1,858
	Non-equity minority interests	1,603	1,015	1,128	1,129		1,004		4
	Other Data
	Weighted average number of shares(4)
	– Basic		68,155	67,961	61,439		27,100		15,445
	– Diluted		68,155	67,961	61,439		27,360		15,510
	US dollar equivalent dividends per ordinary share(5)		$0.03	$0.02	$0.02		$0.02		$0.02
	Consolidated Cash Flow Data
	Net cash inflow from operating activities	17,593	11,142	8,102	4,587		2,510		1,045
	Increase/(decrease) in cash	621	393	11	(55)		116		(7)
	Other Data
	UK GAAP
	Ratio of earnings to fixed charges(6)	(2.7)	(2.7)	(8.9)	(4.2)		4.0		6.7
	Deficit	(8,053)	(5,100)	(11,695)	(6,947)		–		–
	US GAAP
	Ratio of earnings to fixed charges(6)	(7.0)	(7.0)	(15.2)	(6.6)		3.9		6.4
	Deficit	(17,228)	(10,911)	(19,119)	(10,038)		–		–

22      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

Notes:
(1)	The Group’s interest in Verizon Wireless is accounted for as an associated undertaking and the results of Verizon Wireless have been included in the consolidated profit and loss account on the equity basis of accounting from 3 April 2000. The results of Mannesmann have been included in the consolidated profit and loss account from 12 April 2000. The results of Vodafone Spain have been fully consolidated with effect from 29 December 2000 under UK GAAP. The results of Vodafone Ireland and Japan Telecom and the J-Phone Group have been fully consolidated with effect from 14 May 2001 and 12 October 2001, respectively. Prior to the acquisition of a controlling interest, the Group’s interests in Vodafone Spain, Japan Telecom and the J-Phone Group were accounted for as associated undertakings. Japan Telecom was accounted for as a trade investment for the period up to 1 June 2001. See “Information on the Company – History and Development of the Company – Acquisitions of businesses” for further details on these transactions.
(2)	The Consolidated Financial Statements for the year ended 31 March 2000 include the results of AirTouch from 30 June 1999.
(3)	The Consolidated Financial Statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. For further details, see note 37 to the Consolidated Financial Statements, “US GAAP information”.
(4)	See note 10 to the Consolidated Financial Statements, “Loss per share”. Loss per ADS is calculated by multiplying loss per ordinary share by ten, the number of ordinary shares per ADS. Loss per share and dividend information has been restated for the capitalisation (bonus) issue on 30 September 1999.
(5)	The final dividend for the year ended 31 March 2003 was proposed by the directors on 26 May 2003.
(6)	For the purposes of calculating these ratios, earnings consist of income on ordinary activities before taxation, adjusted for fixed charges, dividend income from associated undertakings and share of profits and losses from associated undertakings. Fixed charges comprise one-third of rental expense, including the portion of rental expense representative of interest and interest expense as reported in the Consolidated Financial Statements elsewhere in this Annual Report.
(7)	Restated to reflect the adoption of FRS 19, “Deferred tax”, during the year ended 31 March 2002.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      23

Back to Contents

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives with respect to these items. In particular, forward-looking statements include statements with respect to Vodafone’s expectations as to launch and roll-out dates for products and services, including, for example, 3G services, Vodafone live! and Mobile Office from Vodafone; the ability to integrate operations throughout the Group in the same format and on the same technical platform; the development and impact of new mobile technology, including the expected benefits of GPRS, 3G and other services and demand for such services; the completion of Vodafone’s brand migration programme and the results of its brand awareness and brand preference campaigns; growth in customers and usage, including improvements in customer mix; future performance, including turnover, ARPU, cash flows, costs, capital expenditures and improvements in margin, non-voice services and their revenue contribution; the rate of dividend growth by the Group or its existing investments; expected effective tax rates and expected tax payments; the ability to realise synergies through cost savings, revenue generating services, benchmarking and operational experience; future acquisitions, including increases in ownership in existing investments and pending offers for investments; future disposals; mobile penetration and coverage rates; expectations with respect to long term shareholder value growth; our ability to be the mobile market leader, overall market trends and other trend projections.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following:

•	changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services;

•	greater than anticipated competitive activity requiring changes in pricing models and/or new product offerings or resulting in higher costs of acquiring new customers or providing new services, or slower customer growth or reduced customer retention;

•	the impact on capital spending from investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology;

•	slower customer growth or reduced customer retention;

•	the possibility that technologies, including mobile Internet platforms, and services, including 3G services, will not perform according to expectations or that vendors’ performance will not meet the Group’s requirements;

•	changes in the projected growth rates of the mobile telecommunications industry;
•	the Group’s ability to realise expected synergies and benefits associated with 3G technologies, the integration of our operations and those of recently acquired companies, the completion of the Group’s brand migration programme and the consolidation of IT systems;

•	future revenue contributions of both voice and non-voice services offered by the Group;

•	lower than expected impact of GPRS, 3G and Vodafone live! and Mobile Office from Vodafone on the Group’s future revenues, cost structure and capital expenditure outlays;

•	the ability of the Group to harmonise mobile platforms and any delays, impediments or other problems associated with the roll-out and scope of 3G technology and services and Vodafone live! and Mobile Office from Vodafone in new markets;

•	the ability of the Group to offer new services and secure the timely delivery of high-quality, reliable GPRS and 3G handsets, network equipment and other key products from suppliers;

•	greater than anticipated prices of new mobile handsets;

•	the ability to realise benefits from entering into partnerships for developing data and Internet services and entering into service franchising and brand licensing;

•	the possibility that the pursuit of new, unexpected strategic opportunities may have a negative impact on one or more of the measurements of the Group’s financial performance and may affect the level of dividends;

•	any unfavourable conditions, regulatory or otherwise, imposed in connection with pending or future acquisitions or dispositions;

•	changes in the regulatory framework in which the Group operates, including possible action by the European Commission regulating rates the Group is permitted to charge;

•	the Group’s ability to develop competitive data content and services which will attract new customers and increase average usage;

•	the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry;

•	changes in exchange rates, including particularly the exchange rate of the pound to the euro, US dollar and the Japanese yen;

•	the risk that, upon obtaining control of certain investments, the Group discovers additional information relating to the businesses of that investment leading to restructuring charges or write-offs or with other negative implications; and

•	loss of suppliers or disruption of supply chains.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors” below. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above.

24       Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

RISK FACTORS

Regulatory decisions and changes in the regulatory environment could adversely affect the Group’s business.

Because the Group has ventures in a large number of geographic areas, it must comply with an extensive range of requirements that regulate and supervise the licensing, construction and operation of its telecommunications networks and services. In particular, there are agencies which regulate and supervise the allocation of frequency spectrum and which monitor and enforce regulation and competition laws which apply to the mobile telecommunications industry. Decisions by regulators regarding the granting, amendment or renewal of licences, to the Group or to third parties, could adversely affect the Group’s future operations in these geographic areas. The Group cannot provide any assurances that governments in the countries in which it operates will not issue telecommunications licences to new operators whose services will compete with it. In addition, other changes in the regulatory environment concerning the use of mobile phones may lead to a reduction in the usage of mobile phones or otherwise adversely affect the Group. Additionally, decisions by regulators could further adversely affect the pricing for services the Group offers. Further details on the regulatory framework in certain regions in which the Group operates can be found in “Business Overview – Regulation” above.

Increased competition may reduce market share or revenues.

The Group faces intensifying competition. Competition could lead to a decrease in the rate at which the Group adds new customers and to a decrease in the size of the Group’s market share as customers choose to receive mobile services from other providers.

The focus of competition in many of the Company’s markets continues to shift from customer acquisition to customer retention as the market for mobile telecommunications has become increasingly penetrated. Customer deactivations are measured by the Group’s churn rate. There can be no assurance that the Group will not experience increases in churn rates, particularly as competition intensifies. An increase in churn rates could adversely affect profitability because the Group would experience lower revenues and additional selling costs to replace customers, although such costs would have a future revenue stream to mitigate the impact.

Increased competition has also led to declines in the prices the Group charges for its mobile services and is expected to lead to further price declines in the future. Competition could also lead to an increase in the level at which the Group must provide subsidies for handsets. Additionally, the Group could face increased competition should there be an award of additional 3G licences in jurisdictions in which a member of the Group already has a 3G licence.

Delays in the development of handsets and network compatibility and components may hinder the deployment of new technologies.

The Group’s operations depend in part upon the successful deployment of continuously evolving mobile telecommunications technologies. The Group uses technologies from a number of vendors and makes significant capital expenditures in connection with the deployment of such technologies. There can be no assurance that common standards and specifications will be achieved, that there will be inter-operability across Group and other networks, that technologies will be developed according to anticipated schedules, that they will perform according to expectations or that they will achieve commercial acceptance. Commercially viable 3G handsets may not be available in the timeframe required, which may delay commercial launch of 3G services. The introduction of software and other network components may also be delayed. The failure of vendor performance or technology performance to meet the Group’s expectations or the failure of a technology to achieve commercial acceptance could result in additional capital expenditures by the Group or a reduction in profitability.

The Group’s business could be adversely affected by the non-supply of equipment and support services by a major supplier.

Companies within the Group source their mobile network infrastructure and related support services from a limited number of third party suppliers. The departure from the market of one or more of these third party suppliers could adversely affect the Group’s operations and may result in additional capital expenditures by the Group.

The Company’s strategic objectives may be impeded by the fact that it does not have a controlling interest in some of its ventures.

Some of the Group’s interests in mobile licences are held through entities in which it is a significant but not controlling owner. Under the governing documents for some of these partnerships and corporations, certain key matters such as the approval of business plans and decisions as to the timing and amount of cash distributions require the consent of the partners. In others, these matters may be approved without the Company’s consent. The Company may enter into similar arrangements as it participates in ventures formed to pursue additional opportunities. Although the Group has not been materially constrained by the nature of its mobile ownership interests, no assurance can be given that its partners will not exercise their power of veto or their controlling influence in any of the Group’s ventures in a way that will hinder the Group’s corporate objectives and reduce any anticipated cost savings or revenue enhancement resulting from these ventures.

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

Please see “Business Overview – Third generation licences and network infrastructure” for more information on expenditures in connection with the acquisition of 3G licences and expected expenditure in connection with the rollout of 3G services. There can be no assurance that the commercial launch of 3G services will proceed according to anticipated schedules or that the level of demand for 3G services will justify the cost of setting up and providing 3G services. Failure or a delay in the completion of networks and the launch of new services, or increases in the associated costs, could have a material adverse effect on the Group’s operations.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      25

Back to Contents

RISK FACTORS Continued

The Group may experience a decline in revenues per customer notwithstanding its efforts to increase revenues from the introduction of new services.

As part of its strategy to increase usage of its networks, the Group will continue to offer new services to its existing customers, and to increase non-voice service revenues as a percentage of total service revenue. However, the Group may not be able to introduce commercially these new services, or may experience significant delays due to problems such as the availability of new mobile handsets or higher than anticipated prices of new handsets. In addition, even if these services are introduced in accordance with expected time schedules, there is no assurance that revenues from such services will increase average revenue per customer.

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

26      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

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

The directors have endeavoured to follow the principles set out in the Accounting Standards Board’s Statement, “Operating and Financial Review”, which was issued in January 2003. The information in this regard is provided in this section or elsewhere in this Annual Report.

Foreign Currency Translation

The Company publishes its Consolidated Financial Statements in pounds sterling. However, many of the Company’s subsidiary and associated undertakings report their turnover, costs, assets and liabilities in currencies other than pounds sterling and the Company translates the turnover, costs, assets and liabilities of those subsidiary and associated undertakings into pounds sterling when preparing its consolidated financial statements. Consequently, fluctuations in the value of the pound sterling versus other currencies could materially affect the amount of these items in the Company’s Consolidated Financial Statements, even if their value has not changed in their original currency.

In this Annual Report, references to “US dollars”, “$”, “cents” or “¢” are to United States currency and references to “pounds sterling”, “£”, “pence” or “p” are to UK currency. References to “euros” or “€” are to the currency of the European Union, which, prior to 1 January 2002, was used only in “paperless” transactions. Euro banknotes and coins were issued on 1 January 2002. References to “yen” or “¥” are to the currency of Japan. Merely for convenience, this Annual Report contains translations of certain pounds sterling, euro and yen amounts into US dollars at specified rates. These translations should not be construed as representations that the pounds sterling, euro or yen amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations of pounds ste rling and euro amounts into US dollars have been made at $1.5790 per £1.00, $1.0900 per €1.00 and ¥118.07 per $1.00, the Noon Buying Rate in the City of New York for cable transfers in pounds sterling, euro and yen amounts as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on 31 March 2003. The Noon Buying Rates on 23 May 2003 were $1.6376 per £1.00, $1.1786 per €1.00 and ¥116.89 per $1.00. See “Exchange rate information” below for information regarding the Noon Buying Rates for the financial years ended 31 March 1999 through 31 March 2003, and for the period from 1 November 2002 to 23 May 2003.

Basis of Segmental Reporting

As described under “Business Overview – Business activities – Mobile telecommunications – Geographic operations”, the Group adopts the following segments for the presentation of its geographical analysis of results: Europe (further sub-analysed between Northern Europe, Central Europe and Southern Europe); Americas; Asia Pacific; and Middle East and Africa. See note 3 to the Consolidated Financial Statements, “Segmental analysis”, for further details.

Critical Accounting Policies

UK GAAP

The Group prepares its Consolidated Financial Statements in accordance with UK GAAP, the application of which often requires judgements to be made by management when formulating the Group’s financial position and results. Under UK GAAP, the directors are required to adopt those accounting policies most appropriate to the Group’s circumstances for the purposes of giving a true and fair view and to review them regularly. In determining and applying these policies, judgement is often required in respect of items where the choice of specific policy to be followed can materially affect the reported results or net asset position of the Group.

The Company considers the Group’s accounting policies in respect of goodwill and other intangible assets, tangible fixed assets, taxation, revenue recognition and presentation and retirement benefits to be its critical accounting policies and, accordingly, provides an explanation of each below. The discussion below should also be read in conjunction with the Group’s disclosure of material accounting policies, which is provided in note 2 to the Consolidated Financial Statements, “Accounting policies” elsewhere in this Annual Report.

Senior management has discussed the selection of its critical accounting policies and associated disclosures with the Group’s Audit Committee.

Fixed assets

Goodwill and intangible assets

Goodwill

Goodwill is calculated as the surplus of cost over fair value attributed to the net assets (excluding goodwill) of acquired subsidiary undertakings, joint ventures and associated undertakings.

For acquisitions made before the adoption of FRS 10, “Goodwill and Intangible Assets”, on 1 April 1998, goodwill was written off directly to reserves. For acquisitions made after the financial year ended 31 March 1998, goodwill is capitalised and held as a foreign currency denominated asset, where applicable, and is thus subject to exchange rate fluctuations.

In the event of impairment, see “Impairment” below, a charge is made to the profit and loss account in the period in which the impairment occurs, with a corresponding write down in the carrying value of goodwill. Goodwill written off directly to reserves is also reinstated in the profit and loss account when the related business is sold.

At 31 March 2003, goodwill, including that attributable to the acquisition of interests in associated undertakings, amounted to £115,449 million (2002: £116,665 million), and represented 75% (2002: 76%) of the Group’s total fixed assets. In addition, a further £1,190 million of goodwill is carried in reserves (2002: £1,190 million).

Once capitalised, in accordance with UK GAAP, goodwill is amortised on a straight line basis over its estimated useful economic life. However, the size of the Group’s goodwill assets makes the choice of amortisation period critical to the Group’s results. The majority of goodwill relates to the purchase of cellular network businesses and is therefore amortised over the shorter of the unexpired period of the associated licences under which the network operator provides telecommunications services or twenty-five years. In respect of other acquisitions, the amortisation period for goodwill is typically between five and ten years and is determined by management. Applying these lives to the Group’s goodwill asset has resulted in the amortisation charge as stated below.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      27

Back to Contents

OPERATING AND FINANCIAL REVIEW AND PROSPECTS Continued

Goodwill, including associated charges for amortisation, affects all of the Group’s reported segments. However, given that the majority of the current goodwill asset arose in connection with the Mannesmann acquisition, the Group’s results for Central Europe and Southern Europe are most affected, representing £6,643 million and £4,334 million, respectively, of the £14,056 million total charge for goodwill amortisation.

The charge for goodwill amortisation is included within operating profit as a separate category of administrative expenses. However, goodwill amortisation represents a non-cash charge and therefore does not affect the Group’s cash flows and ability to pay dividends.

Other intangible assets
Other intangible assets represent the Group’s aggregate amounts spent on the acquisition of 2G and 3G licences, stated after deduction of related amortisation charges.

Amortisation of capitalised licences begins either when the related network commences commercial service, or earlier under certain circumstances. As networks are typically brought into service over a period of time, the charge for amortisation is initially calculated by reference to the capacity of the network compared to capacity at network maturity. For this purpose, network maturity is reached after a maximum period of five years from service launch. Thereafter, amortisation is on a straight line basis over the period remaining until the licence expires.

Tangible fixed assets

Tangible fixed assets are included on the Group’s balance sheet at cost and stated after accumulated depreciation charges. Cost includes the total purchase price and labour costs associated with the Group’s own employees to the extent that they are directly attributable to construction costs, or where they comprise a proportion of a department directly engaged in the purchase or installation of a fixed asset. Management judgement is involved in determining the appropriate internal costs to capitalise and the amounts involved. As at 31 March 2003, internal costs capitalised represented approximately 4% of expenditure on tangible fixed assets in the year and less than 4% of total operating expenses, excluding goodwill amortisation.

Finance costs are not capitalised under the Group’s UK GAAP accounting policies but, under US GAAP, the interest cost on borrowings used to finance the construction of network assets is capitalised during the period of construction until the date the asset is placed in service. Interest costs on borrowings to finance the acquisition of the related cellular licences necessary to operate the network are also capitalised until the date the network is commercially launched.

Once capitalised, tangible assets are subject to periodic depreciation which also requires management judgement.

The charge in respect of periodic depreciation, which is reported either as part of cost of sales or administrative expenses, depending on the nature of the underlying fixed asset, is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Results for all segments include charges for depreciation. Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in the Group’s profit and loss account.

The useful economic lives of Group assets are determined by management and regularly reviewed for appropriateness. However, asset lives are often also subject to other criteria, for example network infrastructure cannot be depreciated over a period that extends beyond the expiry of the associated licence under which the operator provides telecommunications services.

Impairment

Asset recoverability is also an area involving management judgement, requiring assessment as to whether the carrying value of assets can be supported by the net present value of future cash flows derived from such assets using cash flow projections which have been discounted at an appropriate rate. In calculating the net present value of future cash flows, certain assumptions are required to be made in respect of highly uncertain matters, for example: expected cash flows from the Group’s businesses; management’s expectations for growth in revenues, including those relating to achievement of the Group’s strategy on data products and services; timing and quantum of future capital expenditures; and uncertainty of future technological developments, all of which are discounted at a rate to reflect the risks involved.

UK GAAP, in the form of FRS 11, “Impairment of fixed assets and goodwill”, requires management to undertake regular reviews of the carrying value of its fixed assets, including goodwill. Group management currently undertakes a review of its goodwill and intangible assets at least annually, during which the assumptions underpinning the valuations are subject to detailed review and challenge.

Changing the assumptions selected by management to determine the level if any of impairment including, in particular, the discount rates or growth rate assumptions used in the cash flow projections, could significantly affect the Group’s results. In discussing the results of the Group’s review of the carrying value of its fixed assets with the Audit Committee, particular focus is given to those material assets where growth rates used are in excess of expected relevant country growth in nominal GDP in the short term.

The Group has undertaken a review at 31 March 2003 which assessed whether the carrying value of its assets could be supported by the net present value of future cash flows derived from assets using cash flow projections for each asset in respect of the period to 31 March 2013. The results of the review indicated that, whilst no impairment charge was necessary in respect of the Group‘s controlled mobile businesses, impairment charges totalling £810 million were necessary in respect of non-controlled mobile and non-mobile businesses. For further details of the results of this impairment review, see “Operating Results – 2003 financial year compared to 2002 financial year – Exceptional operating items” below, and note 14 to the Consolidated Financial Statements, “Impairment”.

Taxation

The Group’s tax charge on ordinary activities is the sum of the total current and deferred tax charges. The calculation of the Group’s total tax charge necessarily involves a degree of estimation and judgement in respect of certain items whose tax treatment cannot be finally determined until a formal resolution has been reached with the relevant tax authority or, as appropriate, through a formal legal process.

The growth in complexity of the Group’s structure following its rapid expansion geographically over the past few years has made the degree of estimation and judgement more challenging. The resolution of issues is not always within the control of the Group and it is often dependent on the efficiency of the legal processes in the relevant taxing jurisdictions in which the Group operates. Issues can, and therefore often do, take many years to resolve. Payments in respect of tax liabilities for an accounting period result from payments on account and on the final resolution of open items. As a result there can be substantial differences between the tax charge in the profit and loss account and tax payments.

Under UK GAAP, FRS 19, “Deferred tax”, permits a choice of calculating deferred taxation assets or liabilities on a discounted or undiscounted basis. It is the Group’s accounting policy to measure deferred taxation on an undiscounted basis. If deferred taxation liabilities were calculated using discounting techniques, the Group’s net deferred taxation liability would be lower.

28      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

Revenue recognition and presentation

Turnover from mobile telecommunications comprises amounts charged to customers in respect of monthly access charges, airtime usage, messaging, the provision of other mobile telecommunication services, including data services and information provision, fees for connecting customers to a mobile network and revenues from the sale of equipment, including handsets. Turnover is reported for all segments, including “Other operations” which primarily comprises amounts charged to customers of the Group’s fixed line businesses, principally in respect of access charges and line usage.

When determining the amount of revenue to record in any period, the overriding principle followed is to match revenues with the provision of service. When deciding the most appropriate basis for presenting revenue or costs of revenue, both the legal form and substance of the agreement between the Group and its business partners are reviewed to determine each parties’ respective roles in the transaction.

Where the Group’s role in a transaction is that of principal, revenue is recognised on a gross basis. This requires turnover to comprise the gross value of the transaction billed to the customer, after trade discounts, with any related expenditure charged as an operating cost.

Where the Group’s role in a transaction is that of an agent, revenue is recognised on a net basis, with turnover representing the margin earned and no entries made to operating costs.

Revenues generated through the provision of voice or messaging services are measured according to the appropriate tariff structure and accounted for gross of any amounts payable to third parties for interconnect fees or other similar charges. Such revenues principally comprise amounts charged to contract customers for monthly access charges, which are invoiced and recorded as part of a periodic billing cycle, and airtime, either from contract customers as part of the invoiced amount, or prepaid customers through the sale of prepaid top up cards. Revenue is recorded in the period in which the customer uses the service. Unbilled turnover resulting from mobile services provided to contract customers from the billing cycle date to the end of each period is accrued. Unearned monthly access charges relating to periods after each accounting period are deferred.

Turnover from a customer for the purchase of a handset or other equipment is recognised upon delivery to the customer. Connection revenues are recognised upon connection of the customer to the network. A customer, whether prepaid or contract, is recognised as such upon activation of the handset or SIM card for use by the end user customer. Costs of connecting a customer to a network are also taken to the profit and loss account at the point when the customer connects to the network.

Retirement benefits

The Group accounts for retirement benefits in accordance with SSAP 24, “Accounting for pension costs”, and provides additional disclosures as required by FRS 17, “Retirement benefits”. Application of SSAP 24 requires the exercise of judgement in relation to assumptions for expected rates of inflation, expected asset returns, salary and pension increases and a suitable rate at which liabilities can be discounted. These assumptions used are derived following discussion with a firm of independent actuaries. Accordingly, they are subject to periodic review and change.

Accounting for pensions under SSAP 24 allows certain gains and losses to be spread over the average service lives of employees, thereby reducing the impact of changes in actuarial assumptions on the period’s reported profit or loss. However, pensions schemes are subject to periodic review by independent actuaries which, typically, also result in assumptions being changed to take into account any economic and demographic changes.

The Group’s total pension charge for the year, which is shown as part of other administrative costs, amounted to £95 million (2002: £64 million, 2001: £47 million). Most countries in which the Group operates have pension schemes and so all segments are affected, albeit to a lesser or greater extent dependent on the relative size and nature of the various schemes.

SSAP 24 is expected to be replaced by FRS 17 (or its international equivalent, IAS 19, “Employee benefits”) and will result in pension scheme assets being accounted for at market values. Liabilities will continue to be subject to discounting. However, any resultant gains or losses will be reported in the profit and loss account or statement of total recognised gains and losses, depending on their nature, as they are identified and will therefore increase volatility in the profit and loss account.

US GAAP

The Group also prepares a reconciliation of the Group’s revenues, net loss, shareholders’ equity and total assets between UK GAAP and US GAAP, involving the application of adjustments in conformity with accounting policies compliant with US GAAP. Of these policies, the policies on revenue recognition and goodwill and other intangibles are considered critical and are discussed below. This discussion should also be read in conjunction with the description of the Group’s US GAAP accounting policies and other US GAAP-related disclosures provided in note 37 to the Consolidated Financial Statements, “US GAAP information”.

Revenue recognition

Under US GAAP, whilst the accounting treatment of revenue follows similar principles to those followed under UK GAAP, US Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”, results in the Group’s connection revenues being accounted for in a different way to that prescribed under UK GAAP and described above. SAB 101 specifies that performance is viewed from the perspective of the customer and takes place over the life of the customer relationship.

Deferring connection revenues and associated costs over the estimated life of the customer relationship, using the methodology required under SAB 101, results in the Group’s revenues for the 2003, 2002 and 2001 financial years being reduced by £1,760 million, £1,044 million and £492 million, respectively. Profits are materially unaffected by this adjustment as a broadly equal amount of costs would also be deferred.

Goodwill and other intangibles

Under US GAAP, the accounting treatment for goodwill and other intangible assets is different to that required by UK GAAP and described above and represents the most significant adjustment made to the Group’s results and financial position under UK GAAP when reconciling to US GAAP.

The difference can be attributed to three separate items: a) the difference in goodwill arising as a result of the different basis by which the purchase price is derived under US GAAP; b) the allocation of the resultant purchase price to a series of identifiable intangible assets under US GAAP as opposed to only goodwill under UK GAAP; and c) the US GAAP deferred tax treatment of intangible assets which increases acquisition liabilities. Of these three adjustments, the only one to involve management judgement is b). Allocation of the purchase price affects the future results of the Group under US GAAP as the requirements for separate identification of intangible assets is more prescriptive under US GAAP.

Once capitalised, goodwill and other indefinite-lived intangible assets are not amortised but are reviewed annually for impairment. Other intangible assets are amortised over their estimated useful economic life under the basis described for

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      29

Back to Contents

OPERATING AND FINANCIAL REVIEW AND PROSPECTS Continued

UK GAAP, above. Determining the life of an intangible asset, including assessing whether that life is indefinite, involves a degree of management judgement.

Concurrent with the adoption of SFAS No. 142, “Goodwill and Intangible Assets”, the Group reviewed its goodwill and intangible assets and concluded that in a number of the Group’s previous business acquisitions, the primary assets acquired were licences to provide mobile telecommunications services. As a result, as at 1 April 2002, £33,664 million of goodwill was reclassified as licences and a related deferred tax liability and a corresponding increase to licence value of £19,077 million has been recognised. This reclassification, including the related impact on deferred taxes, had no impact on the Group’s previously reported net income or shareholders’ equity under US GAAP.

Basis of Consolidation

The Consolidated Financial Statements consolidate the financial statements of the Company and its subsidiary undertakings and include the Group’s share of the results of its joint ventures and associated undertakings for financial statements made up to 31 March 2003. A listing of the Group’s principal subsidiary undertakings, joint ventures and associated undertakings is provided in note 36 to the Consolidated Financial Statements, “Principal subsidiary undertakings, associated undertakings and investments”.

The Group’s interest in Verizon Wireless, which was formed on 3 April 2000, is accounted for using equity accounting. In the year ended 31 March 2000, turnover of £2,585 million and operating losses of £100 million (after goodwill amortisation) in respect of the Group’s US businesses were fully consolidated.

The results and net assets of Mannesmann have been consolidated in the Company’s financial statements with effect from 12 April 2000, the date the acquisition was completed, following conditional European Commission consent. Businesses sold following the acquisition of Mannesmann, including Atecs, Orange, Mannesmann’s watches and tubes businesses, Infostrada and tele.ring, have not been consolidated in the results for the year ended 31 March 2001. See “Information on the Company – Sales of businesses”. Up until 15 January 2002, the Group’s remaining interest in Atecs was treated as an asset held for resale.

The results and net assets of Vodafone Spain have been fully consolidated with effect from 29 December 2000. Prior to the acquisition of a controlling interest, the Group’s 21.7% interest in Vodafone Spain was accounted for as an associated undertaking within continuing operations under the equity accounting method.

The operating results and net assets of Vodafone Ireland have been consolidated from 14 May 2001. The Group’s interest in Iusacell has been accounted for as an associated undertaking from 4 April 2001.

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

30      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

Operating Results

The statutory consolidated profit and loss account presented on page 72, and the accompanying notes, have been prepared on the basis required by UK GAAP and are summarised below.

	Years ended 31 March
	2003	2002	2001
	£m	£m	£m

Income and expense items
Turnover	30,375	22,845	15,004
Cost of sales, selling, distribution and administrative expenses
(including goodwill amortisation)	(35,670)	(33,222)	(21,443)

Operating loss	(5,295)	(10,377)	(6,439)
Share of loss of joint ventures and associated undertakings	(156)	(1,457)	(550)

Total Group operating loss	(5,451)	(11,834)	(6,989)
Total Group operating profit, before goodwill amortisation and exceptional items	9,181	7,044	5,204
Goodwill amortisation	(14,056)	(13,470)	(11,873)
Exceptional operating costs	(576)	(5,408)	(320)

	(5,451)	(11,834)	(6,989)

Exceptional non-operating items	(5)	(860)	80

Net interest expense	(752)	(845)	(1,177)

Taxation	(2,956)	(2,140)	(1,426)

Loss on ordinary activities after taxation	(9,164)	(15,679)	(9,512)

Loss for the financial year	(9,819)	(16,155)	(9,885)

2003 financial year compared to 2002 financial year

Turnover

Turnover increased 33% in the 2003 financial year. Growth from existing operations was £2,440 million, an increase of 11%, and growth in respect of acquired businesses was £5,090 million, mainly comprising J-Phone Vodafone and Japan Telecom, which both became subsidiaries from October 2001. Changes in exchange rates also beneficially impacted the reported growth in total turnover as a result of a stronger euro partly offset by a weaker yen. Translating the results of overseas companies at exchange rates prevailing in the prior year would reduce reported growth by £171 million.

Mobile telecommunications

	Year ended 31 March		Increase/
	2003	2002	(decrease)
	£m	£m	%

Northern Europe	6,057	5,432	12
Central Europe	4,775	4,177	14
Southern Europe	8,051	6,743	19
Americas	5	12	(58)
Asia Pacific	8,364	4,072	105
Middle East and Africa	290	306	(5)

	27,542	20,742	33

The £6,800 million increase in turnover from mobile telecommunications comprises £2,584 million growth from existing operations and £4,216 million from the full year inclusion of J-Phone Vodafone. Mobile service revenue increased 32% to £24,823 million for the 2003 financial year, as a result of greater usage of voice services, increased penetration of data products and services and the benefit of a full year’s service revenues from J-Phone Vodafone. Revenues from voice services for the year ended 31 March 2003 were £21,201 million, representing an increase of 27% over the comparable period. The Group achieved a sustained improvement in ARPU in many key markets in Europe, compared with the year ended 31 March 2002, as benefits from the Group’s continued focus on high value customers led to increased penetration of the contract customer segment and initiatives to stimulate usage, including the launch of new and innovative products, were realised.

Another key driver of the growth in turnover and improved ARPU position was the continued success of the Group’s data product and service offerings. Revenues from data services increased 73% to £3,622 million for the year ended 31 March 2003 from £2,093 million for the year ended 31 March 2002, to represent 14.6% of service revenues in the Group’s controlled mobile subsidiaries, compared with 11.1% for the 2002 financial year. See “Data revenues” below for further discussion.

Mobile service revenue growth was adversely affected both by reductions in interconnect rates in a number of the Group’s markets, mainly in Europe, and the effect of increased competitive activity in certain key European markets by existing competitors looking to attract market share and generate customer loyalty.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      31

Back to Contents

OPERATING AND FINANCIAL REVIEW AND PROSPECTS Continued

Mobile equipment and other turnover increased 36% to £2,719 million for the year ended 31 March 2003, compared with £2,003 million for the year ended 31 March 2002, largely attributable to the volume of gross customer connections and upgrades in the year, the effects of the reduction in handset subsidies, in line with the Group’s strategy, and the full year impact of J-Phone Vodafone.

Northern Europe

The increase in turnover in the Northern Europe Region comprised 7% growth in revenues in Vodafone UK, from £3,763 million for the year ended 31 March 2002 to £4,026 million for the year ended 31 March 2003, and a 22% increase in revenues in the other markets in the region.

The revenue increase in Vodafone UK was as a result of a larger customer base and improved customer mix, activity levels and ARPU. The UK’s customer base grew by 1% to stand at 13,300,000 customers at 31 March 2003, of which the proportion of contract customers improved from 38% at 31 March 2002 to 41% at 31 March 2003 as a result of the Group’s commercial policy to focus on high value customers. Customer activity levels also improved in the 2003 financial year, with total active customers increasing to 91% at 31 March 2003, compared with 89% at 31 March 2002. ARPU grew by 6% to £292 for the year ended 31 March 2003 reflecting the improved customer mix and increased usage. Contract ARPU fell from £555 for the year ended 31 March 2002 to £532 for the year ended 31 March 2003 due to the continued migration of higher value prepaid customers to contract tariffs. However, this is showing signs of stabilising, having fallen only £4 since 30 September 2002. Despite this migration, ARPU for the prepaid customer base for the twelve months to 31 March 2003 increased to £125 from £118 for the twelve months to 31 March 2002, due in part to the disconnection of inactive customers. Churn increased from 27.3% for the year ended 31 March 2002 to 30.0% for the year ended 31 March 2003 as a result of prepaid churn increasing to 34.5%. Contract churn reduced from 26.2% for the year ended 31 March 2002 to 23.1% for the year ended 31 March 2003.

The rest of the Northern Europe Region saw turnover increase from £1,669 million for the 2002 financial year to £2,031 million for the 2003 financial year, partly due to the increased customer base, but mainly as a result of improved customer usage, particularly of data services. In Ireland, strong growth in data revenues resulted in data revenues representing 19.1% of service revenues for the year ended 31 March 2003 and have exceeded 20% of service revenues since December 2002. As a result of this growth in data usage, and continued high levels of voice usage, ARPU in Ireland continues to be amongst the highest in the Group’s European businesses.

Central Europe

Revenues for the Central Europe Region comprise those in respect of Vodafone Germany and Vodafone Hungary.

Turnover in Vodafone Germany increased 13% (8% when measured in local currency) to £4,646 million for the year ended 31 March 2003 from £4,112 million for the year ended 31 March 2002, driven by the improved mix in the customer base and higher usage of both voice and data services. At 31 March 2003, Vodafone Germany had a customer base of 22,940,000, representing an increase of 7% compared with 31 March 2002. The proportion of contract customers rose by 4 percentage points over the 2003 financial year and represented 47% of the total customer base at 31 March 2003. Customer activity levels increased to 92% at 31 March 2003 compared to 91% at 31 March 2002, and customer churn decreased from 23.5% for the year ended 31 March 2002 to 21.2% for the year ended 31 March 2003 following a significantly reduced contract churn rate, which decreased from 18.3% to

16.8%, for 2002 and 2003, respectively, and a decrease in the prepaid churn rate from 27.1% to 24.8% for 2002 and 2003, respectively. ARPU improved from €298 for the year ended 31 March 2002 to €313 for the year ended 31 March 2003, although contract ARPU decreased from €559 to €519 for the same period as a result of higher contract penetration, including customer migration from prepaid to contract tariffs. Prepaid ARPU increased from €110 for the year ended 31 March 2002 to €130 for the year ended 31 March 2003, reflecting higher usage levels.

In Vodafone Hungary, revenues improved 98% from £65 million for the year ended 31 March 2002 to £129 million for the year ended 31 March 2003, as a result of a combination of a 72% increase in customer numbers as the operation continued to invest in the expansion of its digital network, and increased usage.

Southern Europe

The Southern Europe Region saw turnover growth of 19% for the year ended 31 March 2003, comprising an 18% increase in revenues in Vodafone Italy (13% increase when measured in local currency) from £3,711 million for the year ended 31 March 2002 to £4,371 million for the year ended 31 March 2003 and 21% growth from the Group’s other interests in the region.

In Italy, Vodafone Italy’s turnover increased, driven almost entirely by a 16% growth for the year ended 31 March 2003 in service revenues (11% when measured in local currency). In addition, equipment sales also increased 36% for the year ended 31 March 2003 as the benefits from increased handset prices more than offset the lower gross customer additions. The increase in service revenues was generated by the continued growth in the customer base, improved customer retention and increased ARPU, as the effect of higher usage levels more than offset the voluntary reduction in termination rates. The increase in blended ARPU from €345 for the year ended 31 March 2002 to €347 for the year ended 31 March 2003 reflects growth in contract ARPU from €769 to €818 and growth in prepaid ARPU from €297 to €298 for the same period. Data revenues increased 50% largely as a result of increases in SMS messaging, and represent 11.3% of service revenues at 31 March 2003.

At 31 March 2003, Vodafone Italy’s customer base stood at 19,412,000, representing an increase of almost 10% from 31 March 2002. Of the total customer base at 31 March 2003, 92% were connected to prepaid tariffs and 5% were considered inactive, compared to 91% and 6%, respectively, at 31 March 2002. Churn decreased from 18.9% for the year ended 31 March 2002 to 17.3% for the year ended 31 March 2003, primarily as a result of commercial offers and incentives focussed on customer loyalty.

Turnover in the Group’s other interests in the Southern Europe Region increased 21% from £3,032 million at 31 March 2002 to £3,680 million at 31 March 2003, driven by growth in Vodafone Spain and Vodafone Greece, which saw turnover increase by 21% and 35%, respectively, (16% and 29%, respectively, when measured in local currency) as a result of growth in the customer base, with venture customer numbers in controlled operations increasing by 15% since 31 March 2002, and improved ARPU. The Southern Europe Region also experienced higher roaming revenues and significant growth in data revenues from increased SMS activity during the financial year ended 31 March 2003.

Americas

The Americas Region predominantly comprises the Group’s interests in Verizon Wireless and Iusacell, both of which are accounted for using equity accounting. Accordingly, the turnover from these operations are not included in the Group’s statutory profit and loss account.

32      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

Asia Pacific

In the Asia Pacific Region, turnover from mobile telecommunications businesses increased mainly from the full year inclusion of turnover from J-Phone Vodafone, which became a subsidiary of the Group on 11 October 2001. Turnover relating to J-Phone Vodafone increased from £3,323 million for the year ended 31 March 2002 to £7,539 million for the year ended 31 March 2003. At 31 March 2003, J-Phone Vodafone had 13,912,000 customers, representing an increase of 14% from 31 March 2002. J-Phone Vodafone continues to produce the highest ARPU in the Group and, although voice ARPU declined as expected, data and content revenues continued to improve and, in March 2003, data revenues represented 21.7% of services revenues, compared to 19.8% in March 2002. This increase was largely driven by the increase in J-Sky web usage and content revenue, together with the continued success of J-Phone Vodafone’s other data offerings, “Sha-mail” and “Movie Sha-mail”.

The remaining increase of £76 million for the Asia Pacific Region arose from the Group’s businesses in Australia and New Zealand.

Middle East and Africa

In the Middle East and Africa Region, turnover, which represents the Group’s operations in Egypt, decreased as a result of the continuing devaluation of the Egyptian pound. When measured in local currency, turnover increased 17% for the year ended 31 March 2003, largely attributable to growth in the customer base, which increased over 31% to 2,263,000 at 31 March 2003.

Data revenues

In the 2003 financial year, mobile data, including SMS, data and Internet services and GPRS services, accounted for 14.6% of service revenues in the Group’s controlled businesses, compared with 11.1% for the 2002 financial year. The 14.6% comprised 11.0% from messaging services and 3.6% from other data services. In the month of March 2003, data service revenues reached 15.6% of service revenues, an increase of 2.1 percentage points from March 2002. The increase in data revenues reflects the continued success of the Group’s data products and service offerings, including, in particular, increased SMS usage in the Group’s controlled networks.

During the period, Vodafone live! and Mobile Office from Vodafone, were launched in most of the Group’s European markets, both of which are expected to generate further growth in non-voice service revenues through games downloads, picture messaging and other content and information services. Further details on these two new service offerings can be found under “Strategic Developments – Global services” elsewhere in this document.

The Group’s main markets of Germany, Italy, the United Kingdom and Japan, all experienced increases in mobile data revenues, with SMS revenues continuing to be the principal component of these revenue streams, except in J-Phone Vodafone in Japan where Internet data remains the principal component due to the high proportion of J-Phone Vodafone’s customer base with Internet-capable phones. An analysis of data revenues as a percentage of total service revenues in the Group’s main markets is shown in the tables below.

	Year to 31 March 2003

Market	Messaging	Data	Total

United Kingdom	13.4%	1.0%	14.4%
Germany	15.6%	0.8%	16.4%
Italy	10.8%	0.5%	11.3%
Japan	7.5%	12.8%	20.3%
	March 2003 (month only)

Market	Messaging	Data	Total

United Kingdom	14.0%	1.2%	15.2%
Germany	15.6%	1.0%	16.6%
Italy	11.2%	0.6%	11.8%
Japan	7.7%	14.0%	21.7%

Other operations

Turnover from other operations, which comprises turnover relating to the Group’s interests in its fixed line businesses in Japan (Japan Telecom) and Germany (Arcor), and turnover from Vodafone Information Systems GmbH, a German IT and data services business, increased from £2,103 million for the year ended 31 March 2002 to £2,833 million for the year ended 31 March 2003, primarily as a result of the full year inclusion of Japan Telecom following completion of the Group’s acquisition of a controlling stake in October 2001.

Total Group operating profit, before goodwill amortisation and exceptional items

Before goodwill amortisation and exceptional items, total Group operating profit increased 30% from £7,044 million for the year ended 31 March 2002 to £9,181 million for the year ended 31 March 2003, due to a combination of the full year inclusion of results from businesses acquired in the previous period, and growth in other businesses. Changes in exchange rates beneficially impacted the reported growth in the Group’s operating profit, before goodwill amortisation and exceptional items, as a result of a stronger euro offset by a weaker US dollar and yen. Translating the results of overseas companies at exchange rates prevailing in the prior year would reduce reported growth by £25 million.

After goodwill amortisation and exceptional items, the Group reported an operating loss of £5,451 million for the year ended 31 March 2003, compared with £11,834 million for the year ended 31 March 2002 and is discussed below.

Mobile telecommunications

	Year ended 31 March		Increase/
	2003	2002	(decrease)
	£m	£m	%
Northern Europe	2,222	1,685	32
Central Europe	1,616	1,543	5
Southern Europe	2,495	2,072	20
Americas	1,219	1,317	(7)
Asia Pacific	1,421	589	141
Middle East and Africa	197	161	22

	9,170	7,367	24

Northern Europe

Total Group operating profit, before goodwill amortisation and exceptional items, for the Northern Europe Region, increased mainly due to Vodafone UK, where total Group operating profit, before goodwill amortisation and exceptional items, improved by 19% from £941 million for the year ended 31 March 2002 to £1,120 million for the year ended 31 March 2003 as a result of the increased turnover, as described in more detail above, and a continued focus on cost efficiencies. In the UK, the average cost to connect decreased from £67 to £56, within which contract cost to connect increased in the same period from £116 to £117 and prepaid cost to connect decreased from £26 to £10, reflecting continued efforts to reduce handset subsidies.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      33

Back to Contents

OPERATING AND FINANCIAL REVIEW AND PROSPECTS Continued

In the Northern Europe Region’s other operations, total Group operating profit, before goodwill amortisation and exceptional items increased by 48% from £744 million to £1,102 million for the year ended 31 March 2003, including £500 million from associated undertakings. The Northern Europe Region also benefited from the first full year inclusion of Vodafone Ireland, which became a subsidiary of the Group in May 2001, and the increase in the Group’s effective stake in SFR from 32.0% to approximately 43.9% in January 2003.

Central Europe

In Germany, total Group operating profit, before goodwill amortisation and exceptional items, increased from £1,429 million for the year ended 31 March 2002 to £1,435 million for the year ended 31 March 2003 as the effect of the growth in turnover, as described above, was almost entirely offset by increased costs, predominantly due to higher acquisition costs, and a higher depreciation charge as a consequence of the expenditure on network infrastructure and IT system improvements in the 2002 financial year.

The Group’s other interests in the Central Europe Region, including the Group’s interests in Swisscom and Polkomtel, reported a 59% increase in total Group operating profit, before goodwill amortisation and exceptional items, to £181 million for the year ended 31 March 2003.

Southern Europe

Growth in total Group operating profit, before goodwill amortisation and exceptional items, in the Southern Europe Region, increased primarily due to a 25% increase in Vodafone Italy, to £1,588 million for the year ended 31 March 2003. The improvement in Vodafone Italy was principally driven by the growth in turnover, as described above, and the continued focus on controlling acquisition and retention costs. Cost to connect decreased from €35 to €25 as a result of strict management of commercial policies.

Total Group operating profit, before goodwill amortisation and exceptional items, in the Group’s other interests in Southern Europe increased by 13% from £805 million for the year ended 31 March 2002 to £907 million for the year ended 31 March 2003, principally reflecting increases in Vodafone Spain and Vodafone Greece.

Americas

The results of the Americas Region, which largely reflect the Group’s interest in Verizon Wireless, were adversely affected by the relative strength of sterling against the US dollar. In Verizon Wireless, total Group operating profit, before goodwill amortisation and exceptional items, decreased by 5% from £1,332 million for the year ended 31 March 2002 to £1,270 million for the year ended 31 March 2003. However, when measured in local currency, total Group operating profit, before goodwill amortisation and exceptional items, increased 5%, driven by customer growth and improved usage, particularly in data revenues, which increased by 106% over the comparable period to £136 miilion. At 31 March 2003, Verizon Wireless’ total customer base stood at 33,324,000, a 12.6% increase on the prior year. Annual ARPU increased from $576 to $584 due to a focus on selling plans with higher access price points, also reflected in an increase in cost to connect from $125 to $139.

The total Group operating loss, before goodwill amortisation and exceptional items, for the other interests of the Group in the Americas Region, increased from a loss of £15 million for the year ended 31 March 2002 to a loss of £51 million for the year ended 31 March 2003, due to the deterioration in the financial performance of Iusacell.

Asia Pacific

Total Group operating profit, before goodwill amortisation and exceptional items, for the Asia Pacific Region increased principally as a result of J-Phone Vodafone becoming a subsidiary undertaking on 12 October 2001. Prior to this date, J-Phone Vodafone was accounted for as an associated undertaking. J-Phone Vodafone’s total Group operating profit, before goodwill amortisation and exceptional items, increased from £523 million for the year ended 31 March 2002 to £1,310 million for the year ended 31 March 2003, as a result of the stake changes and the benefits of increased turnover and corporate efficiency initiatives. Average cost to connect reduced from ¥34,145 to ¥32,519 as a result of lower customer acquisition subsidies and more cost efficient purchasing. However, the increase in total Group operating profit, before goodwill amortisation and exceptional items, as a result of these measures was partially offset by an increase in the depreciation charge as a result of the launch of 3G services.

The Group’s other operations in the Asia Pacific Region reported a 68% growth in total Group operating profit, before goodwill amortisation and exceptional items, to £111 million for the year ended 31 March 2003, principally as a result of a focus on operational efficiencies in Vodafone Australia and Vodafone New Zealand.

Middle East and Africa

In the Middle East and Africa Region, notwithstanding the Egyptian pound’s continued devaluation, total Group operating profit, before goodwill amortisation and exceptional items, increased largely as a result of the Group’s Egyptian subsidiary, which focused on cost effectiveness to improve margins. The Group’s South African associate, Vodacom, reported improved results as its operations in Tanzania, Lesotho and the Democratic Republic of Congo continued to grow. Safaricom also improved its profitability in the year.

Other operations

The Group’s other operations reported a total Group operating profit, before goodwill amortisation and exceptional items, of £11 million for the year ended 31 March 2003, compared with a loss of £323 million for the year ended 31 March 2002. Japan Telecom, which became a subsidiary of the Group in October 2001, accounted for a total Group operating profit, before goodwill amortisation and exceptional items, of £149 million for the year ended 31 March 2003, compared with a loss of £17 million in the prior year, as the benefits of management’s transformation plan start to be realised. The Group’s European non-mobile businesses, principally Arcor and Cegetel, also reported reduced losses, from £306 million for the year ended 31 March 2002 to £138 million for the year ended 31 March 2002.

Consolidated cost of sales

Consolidated costs of sales increased from £13,446 million in the year ended 31 March 2002 to £17,896 million in the year ended 31 March 2003 representing 58.9% of turnover for both periods.

The Group’s cost of sales consist primarily of financial incentives to service providers and dealers, payments to landline and mobile operators for delivering calls outside the Group’s networks and for providing landline or microwave links, depreciation of network infrastructure, the cost of customer equipment sold and network operating costs.

Excluding J-Phone Vodafone, the Group’s equipment costs and cost of providing financial incentives to service providers and dealers for acquiring and retaining customers declined to 13.8% of turnover from mobile telecommunications, compared with 14.7% for the prior year, demonstrating the continued focus on

34      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

gaining and retaining high-value customers in the most cost-efficient manner. Inclusive of J-Phone Vodafone, equipment costs and financial incentives amounted to 21.1% of turnover from mobile telecommunications, as costs to connect and retain customers, although reducing, remain higher in Japan than in the Group’s other key markets.

Consolidated sales and administrative expenses, excluding goodwill amortisation and exceptional items

Consolidated sales and administrative expenses, excluding goodwill amortisation and exceptional items, increased from £4,328 million, or 18.9% of turnover, for the year ended 31 March 2002 to £5,403 million, or 17.8% of turnover, for the year ended 31 March 2003, the increase being almost entirely attributable to the effects of the full year inclusion of J-Phone Vodafone and Japan Telecom.

Depreciation increased by £1,099 million for the year ended 31 March 2002 to £3,979 million for the year ended 31 March 2003 primarily as a result of the full year inclusion of J-Phone Vodafone and Japan Telecom. In Japan, depreciation also increased as a result of a charge in respect of its UMTS network, which was opened for commercial service in December 2002, and in Germany, depreciation increased as a result of the prior year expenditure on network infrastructure improvements.

Operating loss

The total Group operating loss of £5,451 million for the year ended 31 March 2003 compares with a total Group operating loss of £11,834 million for the year ended 31 March 2002. The results for the year ended 31 March 2003 are stated after goodwill amortisation charges of £14,056 million compared to £13,470 million for the year ended 31 March 2002, and after charging exceptional operating costs of £576 million compared to £5,408 million for the year ended 31 March 2002.

Goodwill amortisation

The charge for goodwill amortisation increased from £13,470 million for the year ended 31 March 2002 to £14,056 million for the year ended 31 March 2003 as a result of a full year’s charge for prior year acquisitions, charges in respect of current year acquisitions and the impact of foreign exchange. These charges for goodwill amortisation do not affect the cash flows of the Group or the ability of the Company to pay dividends.

Exceptional operating items

Exceptional operating costs of £576 million for the year ended 31 March 2003 comprise impairment charges of £405 million and £80 million for the Group’s interest in Japan Telecom and Iusacell, respectively. The remaining exceptional operating items reflect additional costs incurred as a result of the integration of Vizzavi into the Group, following the acquisition of the remaining 50% interest in August 2002, and related restructuring of the Group’s Global mobile platform business.

For the 2002 financial year, exceptional operating costs of £5,408 million comprised impairment charges of £5,100 million in relation to the carrying value of goodwill for Arcor, Cegetel, Iusacell and Japan Telecom, and £222 million representing the Group’s share of exceptional items of its associated undertakings and joint ventures, comprising £107 million of, principally, asset write downs in J-Phone Vodafone and £115 million of reorganisation costs in Verizon Wireless and Vizzavi. A further £86 million of reorganisation costs was also incurred in the 2002 financial year, principally in respect of the Group’s operations in Australia and the UK.

In accordance with applicable accounting standards, the Group regularly monitors the carrying value of its fixed assets. A review was undertaken at 31 March 2003 to assess whether the carrying value of assets was supported by the net present value of future cash flows derived from assets using cash flow projections for each asset in respect of the period to 31 March 2013.

Cash flow projections for the mobile businesses reflect investment in network infrastructure to provide enhanced voice services and a platform for new data products and services, enabled by GPRS and 3G technologies, which are forecast to be significant drivers of future revenue growth. Capital expenditure is heaviest in the early years of the projections but in most countries is expected to fall to below 10% of revenues by the year ended 31 March 2008. Revenue growth is forecast from a combination of new customers and richer customer propositions. Data revenue is expected to increase significantly to 2009 but grow at more modest rates to 2013. Voice ARPU is forecast to benefit in the longer term from new services and traffic moving from fixed networks to mobile networks following a period of stabilisation reflecting the impact of price declines.

Accordingly, the directors believe that it is appropriate to use projections in excess of five years as growth in cash flows for the period to 31 March 2013 is expected to exceed relevant country growth in nominal GDP.

For the years beyond 1 April 2013, forecast growth rates at nominal GDP have been assumed for mobile businesses and below nominal GDP for non-mobile businesses. The discount rates for the major markets reviewed were based on company specific pre-tax weighted average cost of capital percentages and ranged from 7.5% to 10.0% for mobile businesses.

In respect of the Group’s investment in China Mobile the review assessed the carrying value against external analysts’ price targets.

The results of the review indicated that, whilst no impairment charge was necessary in respect of the Group’s controlled mobile businesses, impairment charges totalling £810 million were necessary in respect of non-controlled mobile and non-mobile businesses as detailed below.

Company	2003 £m

Japan Telecom	430
Iusacell	80
China Mobile	300

810

The charge in respect of China Mobile and £25 million of the charge for Japan Telecom are included within non-operating exceptional items.

Pension costs

The Group operates a number of pension schemes for the benefit of its employees throughout the world. The Group accounts for its pension schemes under SSAP 24, “Accounting for pension costs”, and provides additional disclosures as required by FRS 17, “Retirement benefits”. A charge of £95 million has been made in the profit and loss account during the year ended 31 March 2003 (2002: £64 million) in respect of these schemes. During the year ended 31 March 2003 the Group contributed £273 million into funded pensions schemes, including £100 million into the German schemes which were substantially unfunded prior to 31 March 2002. At 31 March 2003 net pension liabilities, net of deferred tax, totalled £35 million (2002: £99 million), representing less than 0.1% of the Group’s net assets (2002: less than 0.1%).

SSAP 24 is due to be replaced by FRS 17, or its international equivalent –International Accounting Standard 19, “Employee Benefits”, and is expected to first become effective for the Group in the 2006 financial year. The bases of calculation under FRS 17 are significantly different to SSAP 24, requiring the use

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      35

Back to Contents

OPERATING AND FINANCIAL REVIEW AND PROSPECTS Continued

of a different set of underlying assumptions and more frequent updates of asset valuations. If the Group had adopted FRS 17 at 31 March 2003, net pension liabilities, net of deferred tax, would be £257 million (2002: £228 million), representing 0.2% of the Group’s net assets (2002: 0.2%).

Loss on ordinary activities before interest

During the year ended 31 March 2003, the Group reported a loss on ordinary activities before interest of £5,456 million, compared with a loss for the year ended 31 March 2002 of £12,694 million. The principal items that resulted in the decreased loss are improved total Group operating profit, before goodwill amortisation and exceptional items, which increased from £7,044 million for the year ended 31 March 2002 to £9,181 million for the year ended 31 March 2003 and the decrease in exceptional operating items and exceptional non-operating items, which decreased from £5,408 million for the year ended 31 March 2002 to £576 million for the year ended 31 March 2003 and £860 million for the year ended 31 March 2002 to £5 million for the year ended 31 March 2003, respectively, which were partially offset by the increased charge in respect of goodwill amortisation from £13,470 million for the year ended 31 March 2002 to £14,056 million for the year ended 31 March 2003.

Exceptional non-operating items

Net exceptional non-operating items amounted to £5 million for the year ended 31 March 2003. Exceptional non-operating items during the 2003 financial year principally include impairment charges of £300 million in respect of the Group’s interest in China Mobile and £25 million in respect of certain investments held by Japan Telecom, offset by a profit on disposal of fixed asset investments of £255 million, principally relating to the disposal of the Group’s interest in Bergemann GmbH, through which the Group’s 8.2% stake in Ruhrgas AG was held, and £55 million representing the Group’s share of the profit on disposal for cash of AOL Europe shares by Cegetel.

The 2002 financial year exceptional non-operating costs of £860 million principally comprise an impairment charge of £900 million in respect of the Group’s investment in China Mobile, partly offset by an aggregate profit of £60 million on the disposal of fixed assets, businesses and fixed asset investments, principally relating to the reduction in the Group’s interest in Vodafone Greece from 55% to 51.9%, the disposal of the Group’s interest in the Korean mobile operator, Shinsegi, offset by a net loss on disposal of certain other operations.

Net interest payable

Total Group net interest payable, including the Group’s share of the net interest expense of joint ventures and associated undertakings, decreased from £845 million for the year ended 31 March 2002 to £752 million for the year ended 31 March 2003. Net interest costs in respect of the Group’s net borrowings decreased from £503 million for the year to 31 March 2002 to £457 million for the year ended 31 March 2003, reflecting the reduction in average net debt levels. The Group’s share of the net interest expense of joint ventures and associated undertakings decreased from £342 million for the year ended 31 March 2002 to £295 million for the year ended 31 March 2003 partly as a result of the consolidation of the Group’s former associated undertakings, Japan Telecom and J-Phone Vodafone, from October 2001, and of Vizzavi from 29 August 2002, and reduced levels of indebtedness in SFR.

Taxation

The effective rate of taxation for the year ended 31 March 2003 is (47.6)% (2002: (15.8)%). This rate includes the impact of goodwill amortisation and exceptional items, which may not be deductible for tax purposes. The tax rate has benefited from the reorganisation of the Group’s Italian operations and a one-off benefit in Germany arising from the reorganisation of the German group of companies following the acquisition of the remaining minorities in the year ended 31 March 2003. In the prior year, the effective tax rate benefited from a one-off tax credit received in Germany arising from the distribution of earnings and also the Visco Law incentive scheme in Italy. The Visco Law has subsequently been replaced by a less favourable tax regime.

Basic loss per share

Basic loss per share, after goodwill amortisation and exceptional items, decreased from a loss of 23.77p for the year ended 31 March 2002 to a loss per share of 14.41p for the year ended 31 March 2003. The loss per share of 14.41p includes an increase in the charge for the amortisation of goodwill from 19.82p per share for the year ended 31 March 2002, to a charge of 20.62p per share for the year ended 31 March 2003, offset by a decrease in the charge for exceptional items from 9.10p per share for the year ended 31 March 2002 to 0.60p per share for the year ended 31 March 2003.

2002 financial year compared to 2001 financial year

Turnover

The Group’s turnover increased by £7,841 million from £15,004 million for the year ended 31 March 2001 to £22,845 million for the year ended 31 March 2002, reflecting a combination of growth in turnover from existing operations, which increased £1,610 million, and a further £6,231 million in respect of businesses acquired during the 2002 financial year. Of the businesses acquired during the 2002 financial year, J-Phone Vodafone, Japan Telecom and Vodafone Ireland contributed £3,323 million, £1,105 million and £477 million, respectively. Vodafone Spain, which was acquired in the second half of the 2001 financial year, contributed the remaining £1,326 million.

Mobile telecommunications

	Year ended 31 March		Increase/
	2002 £m	2001 £m	(decrease) %

Northern Europe	5,432	4,511	20
Central Europe	4,177	4,031	4
Southern Europe	6,743	4,479	51
Americas	12	9	33
Asia Pacific	4,072	713	471
Middle East and Africa	306	308	(1)

	20,742	14,051	48

36      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

Northern Europe

In Northern Europe, turnover increased 20% to £5,432 million in the 2002 financial year from £4,511 million in the 2001 financial year. In addition to the increase resulting from the first time inclusion of Vodafone Ireland, the growth in turnover primarily reflects increases in revenues in the United Kingdom, which grew 9% from £3,444 million for the year ended 31 March 2001 to £3,763 million for the year ended 31 March 2002, as a result of increases in revenues from data services and in the proportion of higher spending contract customers.

In the United Kingdom, the customer base grew 7% to stand at 13,186,000 customers at 31 March 2002 and includes the effect of the action taken during the period to disconnect inactive customers, which represented 11% of the total registered customer base at 31 March 2002 compared to 12% in the previous period. 79% of customer growth was in respect of contract customer connections.

Both contract and prepaid ARPU stabilised in the United Kingdom during the course of the 2002 financial year. ARPU for the contract customer base for the twelve months to 31 March 2002 increased marginally to £555 compared to £550 for the year to 31 March 2001. This movement was in part favourably affected by Vodafone UK developing the ability to accurately allocate inbound calls to contract or prepaid customer segments during the year. ARPU for the prepaid customer base for the twelve months to 31 March 2002 declined from £156 to £118, due, in part, to the allocation of incoming revenues explained above. Both contract and prepaid ARPU also suffered dilution as a result of the migration of higher-value prepaid customers to contract tariffs. Compared to 31 March 2001, blended ARPU decreased from £306 to £276.

Central Europe

Of the increase in turnover in Central Europe, £107 million relates to an increase in Germany, reflecting the inclusion of a first full year’s results from Vodafone Germany (formerly D2 Vodafone). Turnover for the 2001 financial year included only amounts from 12 April 2000, being the date of completion of the Mannesmann acquisition. Turnover in Germany also benefited from a 5% increase in service revenues, in particular, messaging and data revenues, which grew by 18%. However, the effect of this was largely offset by reduced levels of equipment and connection revenues as a result of lower customer growth, particularly in the prepaid customer segment.

In Germany, Vodafone ended the 2002 financial year with a registered customer base of 21,489,000, representing an increase of over 2%, compared to the 2001 financial year. Growth in the customer base was restricted as, similar to the United Kingdom, steps were taken to disconnect inactive customers. As a result, inactive customers represented 9% of the total customer base at 31 March 2002. Contract customers increased 9% and represented 43% of total customers at 31 March 2002.

Both contract and prepaid ARPU declined in Germany, compared to the 2001 financial year, falling from €611 to €559 and from €151 to €110, respectively. Blended ARPU decreased from €378 to €298.

Southern Europe

Included in turnover for the year ended 31 March 2002 is £1,770 million in respect of a full year’s contribution from Vodafone Spain, compared to only £444 million of turnover in the year ended 31 March 2001, being turnover from 29 December 2000, the date Vodafone Spain became a subsidiary undertaking of the Group. Prior to 29 December 2000, Vodafone Spain was accounted for as an associated undertaking. In Italy, turnover from Vodafone Italy increased 25% from £2,967 million for the year ended 31 March 2001 to £3,711 million for the year ended 31 March 2002, principally as a result of the enlarged customer base.

In Italy, Vodafone Italy increased its registered customer base by 13% to 17,711,000, 7% of which were considered inactive at 31 March 2002. Blended

ARPU decreased in Italy from €378 to €345. Contract ARPU increased from €756 to €769 due to the policy of targeting high value customers, while prepaid ARPU remained relatively stable during the year as the effect of the increased customer base was in part offset by the effect of lower revenues per minute, influenced by the voluntary reduction in fixed-to-mobile rates.

Americas

In the Americas Region, Verizon Wireless is accounted for using equity accounting and its turnover is not included in the Group’s statutory profit and loss account. Due to the economic slowdown in the US, net customer growth slowed considerably from prior years. However, Verizon Wireless increased its customer base by 9% over the 2002 financial year, and ended the year with a registered customer base of 29,585,000, of whom 94% were on contract plans. At 31 March 2002, the Group’s proportionate share of the customer base stood at 13,081,000 customers, compared with 11,570,000 at 31 March 2001. ARPU increased from $551 to $576 for the twelve months ended 31 March 2002 as the migration to digital price plans helped to reduce the effect of competitive pressures. Roaming revenues declined in the second half of the 2002 financial year, principally due to the reduction of travel within and to the United States in the wake of September 11, 2001. Successful intercarrier roaming rate renegotiations reduced both roaming revenues and roaming cost of service year on year, also contributing to the decline.

Asia Pacific

Of the total increase in turnover in Asia Pacific, £3,323 million arises from the inclusion of turnover from J-Phone Vodafone from 12 October 2001 when it became a subsidiary undertaking. Previously, J-Phone Vodafone was accounted for as an associated undertaking. During the 2002 financial year, J-Phone Vodafone continued to capture additional market share, with 2,219,000 net customer additions in the period. One of the key drivers of the recent growth, and the levels of turnover experienced, was the success of “sha-mail”, J-Phone Vodafone’s photo-messaging service which contributed to increases in data and SMS revenues. As a result, data and SMS revenues increased from 11% of service revenues in April 2001 to 20% for March 2002. Overall, blended ARPU declined in the period as the increased revenues that resulted from the enlarged customer base and new products and services such as sha-mail were offset by reductions in mobile to mobile connection fees.

The remaining increase of £36 million for Asia Pacific arose in the Group’s businesses in Australia and New Zealand, representing growth of 5%. During the 2002 financial year, the number of venture customers increased 8% to 3,241,000 at 31 March 2002. Blended ARPU, however, declined compared to the 2001 financial year.

Middle East and Africa

In the Middle East and Africa Region, turnover decreased as the revenues arising from the continued strong growth in the registered customer base, which increased 47% from 1,171,000 at 31 March 2001 to 1,718,000 customers at 31 March 2002, were offset by the Egyptian pound’s devaluation.

Mobile data revenues

In the year ended 31 March 2002, mobile data, including SMS, data and Internet services and, for the first time, GPRS services, accounted for 11.1% of service revenues in the Company’s controlled subsidiaries, compared with 8.1% for the 2001 financial year. The 11.1% comprised 9.5% from messaging services and 1.6% from other data services. In the month of March 2002, data service revenues reached 13.5% of service revenues, an increase of 4.2% over March 2001. The increase in data revenues reflects the continued increase in SMS usage in the Group’s controlled networks helped, in part, by the launch during the period of a number of new SMS-based services including games and quizzes.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      37

Back to Contents

OPERATING AND FINANCIAL REVIEW AND PROSPECTS Continued

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

	Year to 31 March 2002

Market	Messaging	Data	Total

The United Kingdom	10.6%	1.2%	11.8%
Germany	13.9%	0.5%	14.4%
Italy	8.5%	0.2%	8.7%
Japan	5.6%	9.5%	15.1%

	March 2002 (month only)

Market	Messaging	Data	Total

The United Kingdom	12.3%	1.1%	13.4%
Germany	14.5%	0.7%	15.2%
Italy	9.5%	0.3%	9.8%
Japan	6.6%	13.2%	19.8%

Other operations

Turnover for other operations in the 2002 financial year was £2,103 million compared with £953 million in the 2001 financial year, primarily as a result of a £1,105 million contribution from Japan Telecom following completion of the Group’s acquisition of a controlling stake in October 2001. Turnover from other operations comprised turnover relating to the Group’s interests in its fixed line businesses, principally Arcor in Germany and Japan Telecom, and turnover from Vodafone Information Systems GmbH (formerly Vodafone Telecommerce GmbH) a German IT and data services business.

Total Group operating profit, before goodwill amortisation and exceptional items

Before goodwill amortisation and exceptional items, total Group operating profit increased 35% from £5,204 million for the year ended 31 March 2001 to £7,044 million for the year ended 31 March 2002 due to a combination of the first time inclusion of results from businesses acquired in the period, and organic growth in other businesses.

Mobile businesses

Total Group operating profit, before goodwill amortisation and exceptional items, for mobile businesses by region was:

	Year ended 31 March		Increase/
	2002 £m	2001 £m	(decrease) %

Northern Europe	1,685	1,284	31
Central Europe	1,543	1,097	41
Southern Europe	2,072	1,449	43
Americas	1,317	1,237	6
Asia Pacific	589	205	187
Middle East and Africa	161	213	(24)

	7,367	5,485	34

Northern Europe

In Northern Europe the increase in operating profit, before goodwill amortisation and exceptional items, includes the increase resulting from Vodafone Ireland. Vodafone UK increased its total Group operating profit, before goodwill amortisation and exceptional items, from £795 million for the year ended 31 March 2001 to £941 million for the year ended 31 March 2002 as it delivered a re-balancing of resources into new product development, product management and customer development activities as well as a 10% reduction in headcount.

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

Central Europe

The majority of the increase in total Group operating profit, before goodwill amortisation and exceptional items, in Central Europe arose in Germany, principally as a result of the increase in service revenues and reduction in equipment subsidies and lower connection commissions payable due to lower customer growth. Results for Central Europe also benefited from inclusion of a full year’s results from Swisscom Mobile.

In Germany, following the reduction in equipment subsidies and reduced commissions, the total average cost to connect decreased to €81, with the cost to connect for prepaid customers decreasing to €24. The cost to connect for contract customers decreased to €156.

Southern Europe

In Southern Europe, the improvement in total Group operating profit, before goodwill amortisation and exceptional items, includes the effect of increases resulting from the Group’s increased ownership interest in Vodafone Spain. In Italy, total Group operating profit, before goodwill amortisation and exceptional items, increased 25%, in line with growth in turnover.

In Italy, the average cost to connect for customers, already very low, slightly declined from €37 to €35.

Americas

The increase in total Group operating profit, before goodwill amortisation and exceptional items, in the Americas Region reflected the profitable trading of Verizon Wireless during the period, the first time inclusion of results from Iusacell, and reduced losses in the Group’s Globalstar service provider operations in North America.

Asia Pacific

All of the increase in total Group operating profit, before goodwill amortisation and exceptional items, in the Asia Pacific Region relates to J-Phone Vodafone and is due to a combination of organic growth in J-Phone Vodafone and as a result of J-Phone Vodafone becoming a subsidiary undertaking of the Group on 12 October 2001. Prior to 12 October 2001, J-Phone Vodafone was accounted for as an associated undertaking. Total Group operating profit, before goodwill amortisation and exceptional items, in the Group’s businesses in Australia, New Zealand and Fiji remained stable at £66 million. Vodafone Australia faced particularly challenging market conditions, with customer growth slowing from the levels experienced in previous years. To address these challenges, the business was restructured to improve operational efficiency, involving significant reductions in both capital and operating expenditure, including a 28% reduction in the workforce.

38      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

In Japan, total average costs to connect reduced from ¥39,047 to ¥34,145 following the reduction in acquisition incentives and equipment subsidies.

Middle East and Africa

The reduction in total Group operating profit, before goodwill amortisation and exceptional items, in the Middle East and Africa region was attributable to the Group’s Egyptian subsidiary which experienced difficult trading conditions during the period as a result of the Egyptian pound’s devaluation, and a weakening of the South African rand.

Non-mobile businesses

The Group’s other operations reported an operating loss, before goodwill amortisation and exceptional items, of £323 million for the year ended 31 March 2002, compared with £281 million for the year ended 31 March 2001. The results for the 2002 financial year included increased losses within Arcor, due in part to the inclusion of a full year’s results, and the first time inclusion of the statutory losses of Japan Telecom.

Consolidated cost of sales

Consolidated costs of sales increased from £8,702 million for the year ended 31 March 2001 to £13,446 million for the year ended 31 March 2002, including £3,554 million in respect of acquisitions completed during the year, principally the acquisitions of J-Phone Vodafone and Japan Telecom. Cost of sales in respect of continuing operations, £9,892 million, represented 55% of turnover from continuing operations for the year ended 31 March 2002, compared with 58% for the year ended 31 March 2001.

The Group’s cost of sales consisted primarily of financial incentives to service providers and dealers, payments to landline and mobile operators for delivering calls outside the Group’s networks and for providing landline or microwave links, depreciation of network infrastructure, the cost of customer equipment sold and network operating costs.

The Group’s cost of sales as a proportion of turnover decreased slightly in the 2002 financial year due primarily to the reduction in the proportion of turnover spent on equipment costs and the costs of providing financial incentives to dealers. This is discussed below.

The Group’s equipment costs and cost of providing financial incentives to service providers and dealers for obtaining new customers amounted to £4,160 million, or 18.2% of turnover, for the year ended 31 March 2002, compared with £3,364 million, or 22.4% of turnover, for the year ended 31 March 2001. This decrease reflects the Group’s realigned strategy to focus on gaining and retaining higher value customers. Total acquisition costs reduced in the majority of the Group’s major markets, particularly in respect of the prepaid customer segment.

Consolidated sales and administrative expenses, excluding goodwill amortisation and exceptional items

Sales and administrative expenses, excluding goodwill amortisation and exceptional items, increased from £2,980 million for the year ended 31 March 2001 to £4,328 million for the year ended 31 March 2002. These costs represented 18.9% of turnover for the year ended 31 March 2002 compared with 19.9% for the year ended 31 March 2001.

Operating loss

The total Group operating loss of £11,834 million for the year ended 31 March 2002 compared with a total Group operating loss of £6,989 million for the year ended 31 March 2001. The results for the year ended 31 March 2002 are stated after goodwill amortisation charges of £13,470 million compared to £11,873 million for the year ended 31 March 2001 and after charging exceptional operating costs of £5,408 million compared to £320 million for the year ended 31 March 2001.

Goodwill amortisation

The increase in the goodwill amortisation charge from £11,873 million for the year ended 31 March 2001 to £13,470 million for the year ended 31 March 2002 was primarily due to the amortisation of goodwill arising on the acquisitions made in the period, most notably the acquisitions of Vodafone Ireland, Japan Telecom and J-Phone Vodafone and to a full period’s charge for amortisation of goodwill in respect of the Mannesmann acquisition. These charges for goodwill amortisation do not affect the cash flows of the Group or the ability of the Company to pay dividends.

Exceptional operating items

Exceptional operating costs of £5,408 million for the year ended 31 March 2002 comprised impairment charges of £5,100 million in relation to the carrying value of goodwill for Arcor, Cegetel, Iusacell and Japan Telecom, and £222 million representing the Group’s share of exceptional items of its associated undertakings and joint ventures, comprising £107 million of, principally, asset write downs in J-Phone Vodafone and £115 million of reorganisation costs in Verizon Wireless and Vizzavi. A further £86 million of reorganisation costs was also incurred, principally in respect of the Group’s operations in Australia and the UK.

In accordance with applicable accounting standards, the Group regularly monitors the carrying value of its fixed assets. At 30 September 2001, the review resulted in an impairment charge of £4,750 million. A further review was undertaken at 31 March 2002 at a time when certain companies in the telecommunications sector were showing signs of deteriorating performance in difficult market conditions.

The review assessed whether the carrying value of assets was supported by the net present value of future cash flows derived from assets using cash flow projections for each asset in respect of the period to 31 March 2011.

For mobile businesses, projections reflect investment in network infrastructure to provide enhanced voice services and a platform for new data products and services, enabled by GPRS and 3G technologies, which are forecast to be significant drivers of future revenue growth. Capital expenditure is heaviest in the early years of the projections but in most countries is expected to fall to below 10% of revenues by the year ending 31 March 2008. Revenue growth was forecast from a combination of new data products and services and strong underlying voice ARPU. Data revenue is expected to increase significantly to 2006 but grow at more modest rates to 2011. Voice ARPU is forecast to benefit from new services and traffic moving from fixed networks to mobile networks and reflects the impact of price declines. Accordingly, the directors believed that it was appropriate to use projections in excess of five years as growth in cash flows for the period to 31 March 2011 was expected to exceed relevant country growth in nominal GDP.

For the years beyond 1 April 2011, forecast growth rates at nominal GDP were assumed for mobile businesses and below nominal GDP for non-mobile businesses. The discount rates for the major markets reviewed were based on company specific pre-tax weighted average cost of capital percentages and ranged from 8.8% to 11.5%.

In respect of the Group’s investment in China Mobile the review assessed the carrying value against external analysts’ market valuations.

The results of the review indicated that, whilst no impairment charge was necessary in respect of the Group’s controlled mobile businesses, further

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      39

Back to Contents

OPERATING AND FINANCIAL REVIEW AND PROSPECTS Continued

impairment charges totalling £1,250 million were necessary in respect of non-controlled mobile and non-mobile businesses. This brought the total charge for the 2002 financial year to £6,000 million, as detailed below.

Total charge for year ended
31 March 2002
Company	£m

Arcor	4,000
Japan Telecom	400
Cegetel	250
Iusacell	450
China Mobile	900

6,000

The charge in respect of China Mobile was included within non-operating exceptional items.

Loss on ordinary activities before interest

During the year ended 31 March 2002, the Group reported a loss on ordinary activities before interest of £12,694 million, compared with a loss for the year ended 31 March 2001 of £6,909 million. The principal items that resulted in the increased loss are: the increase in exceptional operating items and exceptional non-operating items, which increased from £320 million for the year ended 31 March 2001 to £5,408 million for the year ended 31 March 2002, and a credit of £80 million for the year ended 31 March 2001 to a charge of £860 million for the year ended 31 March 2002, respectively; the increased charge in respect of goodwill amortisation from £11,873 million for the year ended 31 March 2001 to £13,470 million for the year ended 31 March 2002; partly offset by improved operating profit, before goodwill amortisation and exceptional items, which increased from £5,204 million for the year ended 31 March 2001 to £7,044 million for the year ended 31 March 2002.

Exceptional non-operating items

Exceptional non-operating items of £860 million for the year ended 31 March 2002 comprised an impairment charge of £900 million in respect of the Group’s investment in China Mobile, partly offset by an aggregate profit of £60 million on the disposal of fixed assets, businesses and fixed asset investments, principally relating to the reduction in the Group’s interest in Vodafone Greece from 55% to 51.9%, the disposal of the Group’s interest in the Korean mobile operator, Shinsegi, offset by a net loss on disposal of certain other operations.

The exceptional non-operating items for the 2001 financial year of £80 million profit comprised of predominantly a profit on termination of a hedging instrument of £261 million offset by an impairment charge of £193 million in relation to the Group’s interests in Globalstar and Shinsegi.

Net interest payable

Total Group net interest payable, including the Group’s share of the net interest expense of joint ventures and associated undertakings, decreased from £1,177 million for the year ended 31 March 2001 to £845 million for the year ended 31 March 2002. Net interest costs in respect of the Group’s net borrowings decreased from £850 million in the year to 31 March 2001 to £503 million in the year ended 31 March 2002, reflecting the reduction in average net debt levels, primarily due to proceeds received from the disposal of assets held for resale during the second half of the 2001 financial year. The Group’s share of the net interest expense of joint ventures and associated undertakings increased from £327 million for the year ended 31 March 2001 to £342 million for the year ended 31 March 2002 due primarily to the inclusion of interest costs from the Group’s then newly acquired interest in Iusacell.

Taxation

The effective rate of taxation for the year ended 31 March 2002 was (15.8)% (2001: (17.6)%) and benefited from a one-off German tax refund arising from the distribution of retained earnings.

Basic loss per share

Basic loss per share, after goodwill amortisation and exceptional items, increased from a loss of 16.09p for the year ended 31 March 2001 to a loss per share of 23.77p for the year ended 31 March 2002. The loss per share of 23.77p includes an increase in the charge for the amortisation of goodwill from 19.32p per share for the year ended 31 March 2001, to a charge of 19.82p per share for the year ended 31 March 2002, and an increase in the charge for exceptional items from 0.31p per share for the year ended 31 March 2001 to 9.10p per share for the year ended 31 March 2002.

Balance sheet

Total fixed assets increased from £153,462 million as at 31 March 2002 to £154,689 million at 31 March 2003.

Other fixed asset investments at 31 March 2003 totalled £1,205 million (2002: £1,407 million), and include the Group’s equity interest in China Mobile.

Tangible fixed assets increased from £18,541 million at 31 March 2002 to £19,574 million at 31 March 2003, of which network infrastructure assets of £16,243 million (2002: £14,744 million) represented approximately 83% (2002: 80%) of the total. Additions to network infrastructure in the year totalled £3,363 million. The fair value of tangible fixed assets acquired as part of acquisitions of businesses, primarily Vizzavi, amounted to £79 million.

Current asset investments with an aggregate value of £291 million (2002: £1,792 million) include liquid investments with a value of £291 million (2002: £1,789 million).

Equity shareholders’ funds

Total equity shareholders’ funds decreased from £130,573 million at 31 March 2002 to £128,671 million at 31 March 2003. The decrease comprises the loss for the year of £9,819 million (which includes goodwill amortisation of £14,056 million and exceptional items, net of tax and minority interests, of £404 million), dividends of £1,154 million, offset by net currency translation gains of £9,039 million, the issue of new share capital of £31 million and £1 million of other movements.

Dividends

The table on the following page sets out the amounts of interim, final and total cash dividends paid and proposed in respect of each financial year indicated both in pounds sterling per ordinary share and translated, solely for convenience, into US dollars per ordinary share at the Noon Buying Rate on each of the respective payment dates for such interim and final dividends, in both cases, where relevant, net of the associated advance corporation tax.

40      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

						Translated into US dollars per
	Pounds per ordinary share					ordinary share

Year ended
31 March	Interim		Final		Total	Interim		Final		Total

1999	0.013	(1)	–		0.013	0.020	(1)	–		0.020
2000	0.006		0.007		0.013	0.010		0.010		0.020
2001	0.007		0.007		0.014	0.010		0.010		0.020
2002	0.007		0.008		0.015	0.010		0.011		0.021
2003	0.008		0.009	(2)	0.017	0.013		0.015	(3)	0.028

Notes:

(1)	In 1999 there were two interim dividends, the first of £0.006 per ordinary share and the second of £0.007 per ordinary share. There was no final dividend.

(2)	The final dividend for the year was proposed on 26 May 2003 payable on 8 August 2003 to holders of record as of 6 June 2003.

(3)	The final dividend will be payable in US dollars to ADS holders under the terms of the Deposit Agreement.

The Company has historically paid dividends semi-annually, with the regular interim dividend with respect to the first six months of the Company’s financial year payable in February and the regular final dividend with respect to the second six months of the Company’s financial year payable in August. The directors expect that the Company will continue to pay dividends semi-annually.

In considering the level of dividend to declare and recommend, the Board takes account of the outlook for earnings growth, operating cash flow generation, capital expenditure requirements, acquisitions and divestments together with the possibilities for debt reductions and share buy-backs. Accordingly, the directors are recommending a final dividend of 0.8983 pence per share bringing the total for the year to 1.6929 pence per share, representing a 15% increase over last year’s total dividend per share. The Board expects progressively to increase the payout ratio in the future.

On 5 February 2003, the Group announced that, with effect from the payment of its final dividend payment in respect of the 2003 financial year, holders of ordinary shares with a registered address in a country which has adopted the Euro as the national currency will receive their cash dividend in euros, unless they wish to elect to continue to receive dividends in sterling, are participating in the Company’s Dividend Reinvestment Plan, or have mandated their dividend payment to be paid directly into a bank or building society account in the United Kingdom. In accordance with the Company’s Articles of Association, the sterling:euro exchange rate will be determined by the Company shortly before the payment date.

Inflation

Inflation has not had a significant effect on the Group’s results of operations and financial condition during the three years ended 31 March 2003.

Exchange rate information

Movements in exchange rates had no material impact on the total Group operating profit, before goodwill amortisation and exceptional items, in any of the three years ended 31 March 2003. The effect of translating the results of overseas subsidiaries, joint ventures and associated undertakings at exchange rates prevailing in the year ended 31 March 2002, would have been to reduce total Group operating profit, before goodwill amortisation and exceptional items, for the year ended 31 March 2003 by £25 million.

Retranslating the goodwill amortisation charge for the year ended 31 March 2003 at the average exchange rates applicable for the year ended 31 March

2002 would have reduced the charge by £365 million to £13,691 million, with a corresponding reduction in total Group operating loss.

As disclosed above, cash dividends, if any, will be paid by the Company in respect of ordinary shares in pounds sterling or euros, and exchange rate fluctuations will affect the US dollar amounts received by holders of ADSs on conversion by the ADS Depositary of all such cash dividends paid. Moreover, fluctuations in the exchange rate between pounds sterling and the US dollar will affect the US dollar equivalent of the pound sterling price of the ordinary shares on The London Stock Exchange and, as a result, will affect the market price of the ADSs in the United States.

The following table sets out, for the periods and dates indicated, the period end, average, high and low Noon Buying Rates for pounds sterling expressed in US dollars per £1.00, to two decimal places.

Years ended
31 March	Period end	Average(1)	High	Low

1999	1.60	1.65	1.72	1.60
2000	1.59	1.61	1.68	1.55
2001	1.42	1.47	1.60	1.40
2002	1.42	1.43	1.48	1.37
2003	1.58	1.54	1.65	1.43

Month			High	Low

November 2002			1.59	1.54
December 2002			1.61	1.56
January 2003			1.65	1.60
February 2003			1.65	1.57
March 2003			1.61	1.56
April 2003			1.60	1.55
May 2003(2)			1.64	1.59

Notes:

(1)	The average of the Noon Buying Rates on the last day of each full month during the year.

(2)	In respect of May 2003, for the period from 1 May to 23 May 2003, inclusive. The Noon Buying Rate was $1.6376 per £1.00 on 23 May 2003.

The following table sets out the average exchange rates of other principal currencies of the Group.

	Year to 31 March		Change
Currency	2003	2002	%

Euro	1.56	1.63	(4.3)
Japanese yen	188.2	179.4	4.9

Accounting principles

FRS 17 issued in November 2000, replaces SSAP 24 and changes existing accounting and disclosure requirements for defined benefit pension schemes. When fully implemented, the principal changes will be the inclusion of pension scheme surpluses or deficits on the balance sheet, analysis of components of the pension charge between operating profit and net interest and the reporting of actuarial gains and losses in the statement of total recognised gains and losses. On 25 November 2002, the ASB announced that it was deferring the mandatory requirement for its full adoption as a result of which the requirements of FRS 17 will first become mandatory for the Company for its accounting period beginning 1 April 2005. Until such time the existing transitional rules have been extended. Disclosures required by FRS 17 can be found in note 34 to the Consolidated Financial Statements, “Pensions”.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      41

Back to Contents

OPERATING AND FINANCIAL REVIEW AND PROSPECTS Continued

US GAAP reconciliation

Net loss under US GAAP for the year ended 31 March 2003 was £9,055 million (2002: £16,688 million). This compares with a net loss of £9,819 million (2002: £16,155 million) under UK GAAP. The principal differences between US GAAP and UK GAAP, as they relate to the determination of net loss, are the methods of accounting for acquisitions, capitalisation of interest and taxation.

In the year to 31 March 2003, revenues under US GAAP were £24,244 million compared with revenues under UK GAAP of £30,375 million. In the year to

31 March 2002, revenues under US GAAP were £17,639 million compared with revenues under UK GAAP of £22,845 million. The difference in both periods relates primarily to the non-consolidation of subsidiaries, being Vodafone Italy and Vodafone Spain until 29 June 2001, the date of completion of the Group’s acquisition of a further 17.8% shareholding in Vodafone Spain, following which Vodafone Spain was fully consolidated under both US GAAP and UK GAAP. For both undertakings, the existence of significant participating rights of minority shareholders has required the equity method of accounting to be adopted under US GAAP rather than the full consolidation of results under UK GAAP. This has not affected the net income of the Group.

For a further explanation of the differences between UK GAAP and US GAAP, including a summary of the impact of recently issued US accounting standards, see note 37 to the Consolidated Financial Statements, “US GAAP information”.

Liquidity and Capital Resources

Cash flows and funding

The major sources of Group liquidity over the three years ended 31 March 2003 have been cash generated from operations, borrowings through long term and short term issuance in the capital markets, borrowings drawn from committed bank facilities, monetisation of assets, asset disposals and, for the year ended 31 March 2002 only, the proceeds from a share issuance. The Group does not use off-balance sheet special purpose entities as a source of liquidity or for other financing purposes.

The Group’s key sources of liquidity for the foreseeable future are likely to be cash generated from operations and borrowings through long term and short term issuances in the capital markets as well as committed bank facilities. The Group’s liquidity and working capital may be affected by a material decrease in cash flow due to factors such as increased competition, litigation, timing of tax payments, regulatory rulings, delays in development of new services and networks, or inability to receive expected revenues from the introduction of new services. See “Risk Factors” elsewhere in this document.

Increase in cash in the year

During the year ended 31 March 2003, the Group increased its net cash inflow from operating activities by 38% to £11,142 million and generated £393 million of net cash flow, as analysed in the table below:

	Year ended	Year ended
	31 March	31 March
	2003	2002
	£m	£m
Net cash inflow from operating
activities (note 30)	11,142	8,102
Purchase of intangible fixed assets	(99)	(325)
Purchase of tangible fixed assets	(5,289)	(4,145)
Disposal of tangible fixed assets	109	75
Net capital expenditure on intangible
and tangible fixed assets	(5,279)	(4,395)
	5,863	3,707
Dividends received from joint ventures
and associated undertakings	742	139
Taxation	(883)	(545)
Interest on Group debt	(475)	(854)
Dividends from investments	15	2
Dividends paid to minority interests	(91)	(84)
Net cash outflow for returns on
investments and servicing of finance	(551)	(936)

	5,171	2,365
Other net capital expenditure and
financial investment	(94)	(52)
Net cash outflow from acquisitions
and disposals	(4,880)	(7,691)
Equity dividends paid	(1,052)	(978)
Management of liquid resources	1,384	7,042
Net cash outflow from financing	(136)	(675)

Increase in cash in the year	393	11

Capital expenditure and financial investment

The increase in net cash outflow for capital expenditure and financial investment from £4,447 million for the year ended 31 March 2002 to £5,373 million for the year ended 31 March 2003 was due primarily to increased expenditure on tangible fixed assets (see below) and increased expenditure on investments as a result of the Group’s purchase of an additional stake in China Mobile for $750 million.

During the year ended 31 March 2003, £99 million was spent on intangible fixed assets, principally in respect of a 3G licence in Ireland, a further licence in Portugal and additional GSM spectrum in Italy.

The Group’s expenditure on tangible fixed assets increased by £1,144 million to £5,289 million during the 2003 financial year, including approximately £1,861 million spent in Japan (for which the prior period does not represent a full year) and £894 million in Germany.

The Group expects capitalised tangible fixed asset additions to be approximately £5 billion in the next financial year. Incremental expenditure on 3G infrastructure in the 2004 financial year is expected to represent approximately 40% of total capital expenditure.

42      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

Acquisitions and disposals

Net cash outflow from acquisitions and disposals of £4,880 million in the 2003 financial year arose primarily in respect of the acquisitions of additional stakes in certain existing subsidiary undertakings, all of which are described in more detail under “Information on the Company – History and Development of the Company” and “Information on the Company – Business Overview – Business activities – Mobile telecommunications” above, and the acquisition of Vivendi’s 50% stake in the Vizzavi joint venture, offset by amounts received on the disposal of the Group’s stake in Ruhrgas AG and Arcor’s Telematiks business.

An analysis of the main transactions in the year ended 31 March 2003 is shown below. Solely for convenience, the amounts presented have been translated into US dollars and pounds sterling at actual rates for dollar denominated transactions or, otherwise, at the respective exchange rates on 31 March 2003.

	Impact on net debt
	£billion	$billion
Stake increases in subsidiary undertakings:

Acquisition of Acciona S.A.’s 6.2% stake and a further 2.2% stake in Vodafone Spain	1.8	2.8

Vodafone Netherlands	0.5	0.8

Vodafone Sweden	0.4	0.6

Vodafone AG (now Vodafone Holding GmbH)	0.3	0.5

Vodafone Portugal	0.2	0.3

Vodafone Greece	0.2	0.3

Others	0.1	0.2

Purchase of remaining 50% interest in Vizzavi	0.1	0.2

Acquisition of further stakes in associated undertakings:

Purchase of SBC Communication Inc’s 15% stake in Cegetel Groupe S.A.	1.4	2.2

Other associated undertakings	0.1	0.2

Purchase of a further 1.1% stake in China Mobile	0.5	0.8

Disposal of holding in Ruhrgas AG, and disposal of Arcor’s Telematik business	(0.7)	(1.1)

	4.9	7.8

As a result of the items discussed above and £826 million of foreign exchange movements, the Group’s consolidated net debt position at 31 March 2003 increased to £13,839 million, from £12,034 million at 31 March 2002. This represented approximately 18% of the Group’s market capitalisation at 31 March 2003 compared with 14% at 31 March 2002. Average net debt over the twelve month period ended 31 March 2003 was £11,783 million and ranged between £10,079 million and £13,839 million.

A further analysis of net debt, including a full maturity analysis, can be found in note 31 to the Consolidated Financial Statements, “Analysis of net debt”.

The Group remains committed to maintaining a solid credit profile, as currently demonstrated by its stable credit ratings of P-1/F1/A-1 short term and A2/A/A long term from Moody’s, Fitch Ratings and Standard and Poor’s, respectively. Credit ratings are not a recommendation to purchase, hold or sell securities, in as much as ratings do not comment on market price or suitability for a particular investor, and are subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently.

The Group’s credit ratings help it to have access to a wide range of debt finance including commercial paper, bonds and committed bank facilities. The Group currently has US and euro commercial paper programmes of $15 billion and £5 billion, respectively, which are used to meet short term liquidity requirements. The commercial paper facilities are supported by a $11.025 billion committed bank facility which, during the period up to and including 26 June 2003, may be drawn down in full or in part for a period up to and including 27 June 2004. This facility replaced the Group’s previous $13.7 billion committed bank facility and as at 31 March 2003 no amounts had been drawn under it. Additionally, the Group has a €15 billion Medium Term Note programme (€6.2 billion available to draw) and an $8 billion US shelf programme ($4.8 billion available to draw), both of which are used to meet medium to long term funding requirements.

The Group also has a ¥225 billion committed bank facility which was fully drawn down on 15 October 2002 and which matures on 15 January 2007. A €3.5 billion bank term loan, maturing in January 2006, which the Group put in place to fund the acquisition of interests in Cegetel Groupe S.A., was cancelled on 9 December 2002. At 31 March 2003, the Group had approximately £11.7 billion (pounds sterling equivalent) of capital market debt in issue, with maturities from April 2003 to November 2032, £2.5 billion (pounds sterling equivalent) of term funding and £0.2 billion of short term funding.

The following table provides both a summary of the Group’s bond issues, each of which have been undertaken since 1 April 2002 for general corporate purposes, including working capital, and a summary of committed bank facilities currently available to the Group.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      43

Back to Contents

OPERATING AND FINANCIAL REVIEW AND PROSPECTS Continued

Bond issues during 2003 financial year

20 November 2002
$150m 4.161% bond with maturity 30 November 2007

26 November 2002
$495m 6.25% bond with maturity 30 November 2032
£450m 5.9% bond with maturity 26 November 2032

29 November 2002
€500m 4.625% bond with maturity 31 January 2008

18 December 2002
$500m 3.95% bond with maturity 30 January 2008
$400m 5.375% bond with maturity 30 January 2015

6 February 2003
€1,400m 4.25% bond with maturity 27 May 2009

25 February 2003
€500m 4.25% bond with maturity 27 May 2009

Bond issues since end of the 2003 financial year

10 April 2003
€250m 4.625% bond with maturity 31 January 2008, representing a reopening of the existing €500m transaction from 29 November 2002, bringing the new bond size to €750m

€500m 5.125% bond with maturity 10 April 2015

$500m 5.375% bond with maturity 30 January 2015, representing a reopening of the existing $400m transaction from 18 December 2002, bringing the new bond size to $900m

28 May 2003
€750m 5% bond with maturity 4 June 2018

£150m 6.25% bond with maturity 10 July 2008, representing a reopening of the existing £250m transaction from 10 July 2001, bringing the new bond size to £400m

On 9 January 2003, a cash tender offer was announced to purchase three bonds issued by the Group’s wholly owned subsidiary Vodafone Finance BV (previously Mannesmann Finance BV) and guaranteed by Vodafone Holding GmbH, also wholly owned. The offer resulted in a total cash payment of €3,782 million to acquire 50.0%, 54.1% and 71.4% of the 2004, 2005 and 2009 issues, respectively.

On 1 April 2003, the Group announced a cash tender offer to purchase $1,100 million of US dollar bonds and DEM 400 million bonds issued by its wholly owned subsidiary Vodafone Americas Inc. (previously AirTouch Communications, Inc.) and guaranteed by the Company. The offers expired on 11 April 2003 and, on 17 April 2003, the Group announced that, pursuant to these offers, it had purchased bonds in the principal amounts of $569,987,000 and DEM 308,360,000. With respect to the US dollar bonds, the offer resulted in a total cash payment of $658 million to acquire 68.9%, 45.6% and 50.0% of the 2005, 2006 and 2008 issues, respectively. With respect to the DEM bond, the offer resulted in a total cash payment of €175 million to acquire 77.1% of the issue.

Committed Bank Facilities	Amounts drawn

29 November 2001
¥225 billion term credit facility maturing 15 January 2007, entered into by J-Phone Finance Co., Ltd. The term credit facility was available for drawing until 28 November 2002.	The term credit facility was drawn down in full on 15 October 2002. The facility is available for general corporate purposes, although amounts drawn must be on-lent to the Company.

27 June 2002
$11.025 billion 364-day bank facility (with a one year term-out). The bank facility was increased from $10.65 billion to $11.025 billion on 26 July 2002 through the accession of a new lender.	As of 31 March 2003, no amounts
had been drawn from the bank facility.
The bank facility is available for
general corporate purposes, including
working capital, and serves
as a back-up to the Group’ s commercial
paper programmes.

Under the terms and conditions of the $11.025 billion bank facility, lenders would have the right, but not the obligation, to cancel their commitment 30 days from the date of notification of a change of control of the Company and have outstanding advances repaid on the last day of the current interest period. The facility agreement provides for certain structural changes that do not affect the obligations of the Company to be specifically excluded from the definition of a change of control. This is in addition to the rights of lenders to cancel their commitment if the Company has committed an event of default.

Substantially the same terms and conditions apply in the case of J-Phone Finance Co., Ltd’s ¥225 billion term credit facility, although the change of control provision is applicable to any guarantor of borrowings under the term credit facility. As of 31 March 2003, the Company was the sole guarantor.

In addition, Japan Telecom Co., Ltd. and J-Phone Co., Ltd. have fully drawn bilateral facilities totalling ¥32,203 million (£172 million) and ¥77,655 million (£414 million), respectively. These bilateral bank facilities expire at various dates up until January 2009. During December 2002 to February 2003 Vodafone Holding GmbH in Germany repaid all of its fully drawn bilateral facilities totalling €562 million (£369 million), which had been due to expire in 2004 and 2006.

Furthermore, certain of the Group’s subsidiary undertakings have committed facilities that may only be used to fund their operations. Vodafone Egypt has a partly drawn syndicated bank facility of EGP2.4 billion (£263 million) that expires on various dates between March 2004 and September 2007 and Vodafone Hungary has a partly drawn syndicated bank facility of €350 million (£237 million) that fully expires in 2008. In aggregate, the Group has committed bank facilities of approximately £9,262 million, of which £7,065 million was undrawn at 31 March 2003.

The Group believes that it has sufficient funding for its expected working capital requirements. Further details regarding the maturity, currency and interest rates of the Group’s gross borrowings at 31 March 2003 are included in note 20 to the Consolidated Financial Statements, “Financial liabilities and assets”, included in this Annual Report.

Option agreements

As part of the agreements entered into upon the formation of Verizon Wireless, the Company entered into an Investment Agreement with Verizon Communications, formerly Bell Atlantic Corporation, and Verizon Wireless. Under

44      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

this agreement, dated 3 April 2000, the Company has the right to require Verizon Communications or Verizon Wireless to acquire interests in the Verizon Wireless partnership from the Company with an aggregate market value of up to $20 billion between July 2003 and July 2007 dependent on the value of the Company’s 45% stake in Verizon Wireless. This represents a further potential source of liquidity to the Group.

Exercise of the option may occur in either one or both of two phases. The Phase I Option may be exercised during the periods commencing 30 days before and ending 30 days after either one or both of 10 July 2003 and 10 July 2004, and provides for the aggregate amount paid to not exceed $10 billion. The Phase II Option may be exercised during the periods commencing 30 days before and ending 30 days after any one or more of 10 July 2005, 10 July 2006 and 10 July 2007. The Phase II Option also limits the aggregate amount paid to $20 billion, less any amounts paid under Phase I, and also limits payment in respect of any single exercise to $10 billion. Determination of the market value of the Company’s interests will be by mutual agreement of the parties to the transaction or, if no such agreement is reached within 30 days of the valuation date, by arbitrators. If an initial public offering takes place and the common stock trades in a regular and active market, the market value of the Company’s interest will be determined by reference to the trading price of common stock.

On 26 November 2002, an option was granted to France Telecom over 43,561,703 shares (representing a 10.85% stake) in Vodafone Greece, following the purchase by the Group of 58,948,830 shares in Vodafone Greece from France Telecom. France Telecom may exercise this option (in whole or in part) at any time until maturity on 29 November 2004, at which time the Group would pay in cash the excess of Vodafone Greece’s share price over €14.29 per share. At 31 March 2003 Vodafone Greece’s share price was €5.02 per share. The option also expires when none of France Telecom’s exchangeable notes maturing on 29 November 2004 with regard to Vodafone Greece remain outstanding.

With respect to interests in Vodafone Hungary, Antenna Hungaria RT has been granted call options (exercisable in whole or in part at any time until 9 October 2003) over shares issued in connection with equity injections in October 2001, April 2002 and June 2003, for which the contribution relating to Antenna Hungaria RT’s pre October 2001 interest of 30% was made by a Group company. An option (also expiring on 9 October 2003), was granted to Antenna Hungaria RT on 23 January 2003 over certain of the shares acquired from RWE on this date, representing a maximum interest of 2.91%. If all of these options were to be exercised, Antenna Hungaria RT’s stake in Vodafone Hungary would increase from 12.1% to 32.9%.

A call option has been granted to Alkan Ltd. over the 6 million shares (5% stake) of Vodafone Egypt acquired by the Group in a transaction with Alkan Ltd. that completed on 24 April 2003. The option is exercisable in whole or in part (subject to a minimum purchase in any one exercise of one-fifth of the total of 6 million shares) on any one or more occasions at anytime during the period from 24 April 2004 to 23 April 2005. The acquisition of the 6 million shares will not be accounted for as an acquisition of an equity stake. Hence, should the option be exercised by Alkan Ltd., the Group’s effective ownership in Vodafone Egypt will be unaffected. Should the option not be exercised, at expiry of the option period on 23 April 2005, the acquisition cost will be accounted for as an increase in the Group’s ownership in Vodafone Egypt.

A summary of the Group’s principal contractual financial obligations is shown below. Further details on the items included can be found in the Notes to the Consolidated Financial Statements, as indicated in the table.

	Payments due by period £m (years)
Contractual obligations	Total	<1	1-4	4-5	>5

Short term debt (note 18)	1,430	1,430	–	–	–
Long term debt (notes 19 and 20)	13,175	–	5,883	805	6,487
Capital commitments (note 28)	1,014	1,007	7
Operating lease commitments
(note 27)	2,706	531	969	217	989

Total contractual cash
obligations	18,325	2,968	6,859	1,022	7,476

The above table excludes commitments in respect of options over certain interests in Group businesses held by minority shareholders, as described above. Disclosures required by FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, are provided in note 29 to the Consolidated Financial Statements, “Contingent liabilities”.

Financial assets and liabilities

Details of the Group’s treasury management and policies are set out below in “Quantitative and Qualitative Disclosures About Market Risk”. Analyses of financial assets and liabilities, including the maturity profile of debt, currency and interest rate structure, are included in notes 20 and 21 to the Consolidated Financial Statements “Financial liabilities and assets” and “Financial instruments” included in this Annual Report.

Quantitative and Qualitative Disclosures About Market Risk

The Group’s treasury function provides a centralised service to the Group for funding, bank relationship management, investment management, foreign exchange, interest rate management and counterparty risk management. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed annually by the Company’s Board of directors. The Group accounting function provides regular update reports of treasury activity to the Board of directors. The Group uses a number of derivative instruments that are transacted, for risk management purposes, by specialist treasury personnel. The internal control environment is reviewed regularly by the Group’s internal and external auditors. There has been no significant change during the financial year, or since the end of the year, to the types of financial risks faced by the Group or the Group’s approach to the management of those risks.

Funding and liquidity

The Group’s policy is to borrow centrally, using a mixture of long term and short term capital market issues and borrowing facilities, to meet anticipated funding requirements. These borrowings, together with cash generated from operations, are lent or contributed as equity to some subsidiaries. The Board of directors has approved three debt protection ratios, being: net interest to operating cash flow (plus dividends from associated undertakings); retained cash flow (operating cash flow plus dividends from associated undertakings less interest, tax, dividends to minorities and equity dividends) to net debt; and operating cash flow (plus dividends from associated undertakings) to net debt. For each of these ratios, net debt includes financial guarantees and redeemable preference shares.

These internal ratios establish levels of debt which the Group should not exceed other than for relatively short periods of time and are shared with Moody’s, Standard and Poor’s and Fitch.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      45

Back to Contents

OPERATING AND FINANCIAL REVIEW AND PROSPECTS Continued

Interest rate management

The Group’s main interest rate exposures are to euro and yen and, to a lesser extent, dollar and sterling interest rates. Under the Group’s interest rate management policy, interest rates on monetary assets and liabilities are maintained on a floating rate basis, unless the forecast interest charge for the next eighteen months is material in relation to forecast results in which case interest rates are fixed. In addition, fixing may be undertaken for longer periods when interest rates are statistically low. Therefore, the term structure of interest rates is managed within limits approved by the Board, using derivative financial instruments such as swaps, futures, options and forward rate agreements. At the end of the year, 9% (2002: 38%) of the Group’s gross financial liabilities were fixed for the twelve month period ending 31 March 2004. Based on all interest rate sensitive instruments, a one hundred basis point rise in market interest rates for all currencies in which the Group had borrowings at 31 March 2003 would affect profit before taxation by approximately £90 million. The interest rate management policy has remained unaffected by the acquisitions completed during the financial year.

Foreign exchange management

The Group’s policy is not to hedge its international assets with respect to foreign currency balance sheet translation exposure, since net tangible assets represent a small proportion of the market value of the Group and international operations provide risk diversity. However, 95% of net borrowings were denominated in currencies other than sterling (49% euro, 36% yen, 8% USD and 2% others) in anticipation of cash flows from profitable international operations and this provides a partial hedge against profit and loss account translation exposure. A relative weakening in the value of sterling against certain currencies of countries where the Group operates has resulted in a currency translation adjustment of £9,039 million credit to Group reserves in the year ended 31 March 2003 (2002: £2,263 million charge).

Foreign currency exposures on known future transactions are hedged, including those resulting from the repatriation of international dividends and loans above a certain de-minimus level. Forward foreign exchange contracts are the derivative instrument most used for this purpose.

A 10% strengthening of sterling against all currencies in which the Group’s international net earnings are denominated would reduce the 2003 total Group operating loss by £595 million (2002: £1,156 million reduction).

Counterparty risk management

Cash deposits and other financial instrument transactions give rise to credit risks on the amounts due from counterparties. The Group regularly monitors these risks and the credit ratings of its counterparties and, by policy, limits the daily settlement and aggregate credit risk it may have with one counterparty. While the Group may be exposed to credit losses in the event of non-performance by these counterparties, it considers the possibility of material loss to be acceptable because of these control procedures. Additional information is set out in notes 20 and 21 to the Consolidated Financial Statements “Financial liabilities and assets” and “Financial instruments”.

Research and Development, Patents and Licences, etc.

The Group Research and Development (R&D) function was formed in April 2001 out of the Vodafone research and development teams in Newbury, Maastricht, Vodafone Pilotentwicklung in Munich and the Strategic Technology team in Walnut Creek, USA. Since then, centres of excellence in Milan and Madrid have been added, and the addition of a centre of excellence in Tokyo is being finalised, thereby creating an international and multicultural team for applied research in mobile communications and its applications.

The work of the Group R&D function is divided broadly into four categories. These categories are technical leadership and research support for the work of Group Strategy, research into technology that will typically start to be used in Vodafone’s business in three or more years time, leadership for the Group’s work in international standards, and tactical development work largely on behalf of Global Products and Services. The Group R&D Steering Committee provides governance of Group R&D. The Group Strategy Director chairs this committee, and, along with the Group R&D Director, consists of the Chief technology officers from seven of the operating companies, together with the heads of Global Products and Services functions.

Group R&D focuses on applied research that is positioned between the basic research undertaken by universities and commercial product development. Since the Group is primarily a user of technology, rather than a developer of it, the emphasis of the Group R&D work programme is on enabling new applications of mobile telecommunications, using new technology for new services, research for improving operational efficiency and quality of the Group’s networks, and providing technology vision and leadership that can contribute directly to business decisions. The work of the function is organised into five main streams: applied research; strategic technology studies; standards and industry fora; intellectual property development; and publicity and communications. The applied research and strategic technology studies are concerned with expanding business boundaries, customer behaviour, service development, telematics, terminals and smart cards, mobile telecommunications health and safety, radio technologies, network performance and optimisation, network architectures security and computing technologies.

Much of the work of Group R&D is done in collaboration with others, both within the Group and external to it. Group R&D also provides leadership for the Group’s involvement with international standards, but many delegates and contributions are drawn from the operating companies. Group R&D provides the means to protect the Group’s intellectual property, but the innovations that are protected come from across the operations and global functions. Whilst some projects within the research and development programme are carried out within the operating companies, infrastructure and handset suppliers work with Group R&D on many of its projects – from providing equipment for trials, co-authoring research reports to being an integral part of and equal partner in some of the research and development programmes. At the more academic end of the spectrum of applied research, Group R&D is developing relationships with a number of universities. This includes sponsoring research students, collaboration in European research activities – such as the forthcoming 6th Framework Programme, and funding specialised research activities – such as the Smart Card Centre at Royal Holloway, University of London.

46      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

The research and development programme is shared with all subsidiaries of the Company and Group functions. They are able to influence the programme through the governance mechanism, management processes and working interfaces that are designed to allow delivery of the results of the programme directly into the business units where they are needed. An important aspect of the delivery process is the transfer of staff from the Group R&D function into other Group functions and the operating companies. This process has continued over the last year. The research and development programme provides the Group with long term technical policy, strategy and leadership, as well as providing technical underpinning for the Group’s public policies and government relations.

The Group spent £164 million in the 2003 financial year on research and development, compared with £110 million in 2002 and £72 million in 2001. This expenditure was incurred principally on developing new products and services, billing systems and on network development.

Trend Information and Outlook

This section contains certain management estimates and other forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements”.

In the coming year, the Group anticipates growth of over 10% in average proportionate customers leading to growth in statutory revenues in the 2004 financial year compared with the 2003 financial year. The Group currently expects the loss per share in the 2004 financial year to be reduced compared with the loss per share for the 2003 financial year.

For the 2004 financial year, capitalised tangible fixed asset additions are anticipated to be approximately £5.0 billion, slightly higher than the £4.8 billion for the year ended 31 March 2003, mainly due to deferred investment from that year. The Group also expects to achieve a continued increase in net cash inflows from its operating activities.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      47

Back to Contents

THE BOARD OF DIRECTORS AND THE GROUP EXECUTIVE COMMITTEE

Directors and Senior Management

The business of the Company is managed by its Board of directors. The Company’s Articles of Association provide that, until otherwise determined by ordinary resolution, the number of directors will not be less than three.

Biographical details of the directors and senior management are as follows:

Directors

Chairman

Lord MacLaurin of Knebworth, DL, aged 66, has been a member of the Board of directors since January 1997. He is Chairman of the Nominations Committee and a member of the Remuneration Committee. He was Chairman of Tesco Plc from 1985 to 1997, and has been a director of Enterprise Oil Plc, Guinness Plc, National Westminster Bank Plc and Whitbread Plc. Lord MacLaurin is a member of the Supervisory Board of Vodafone Holding GmbH.

Deputy Chairman

Paul Hazen, aged 61, has been a member of the Board of directors since June 1999 and became Deputy Chairman and the Board’s nominated senior non-executive director in May 2000. He is Chairman of the Audit Committee and a member of the Nominations Committee. He became a director of AirTouch in April 1993. In 2001, he retired as Chairman and Chief Executive Officer of Wells Fargo & Company and its principal subsidiary, Wells Fargo Bank, NA. Mr Hazen is also a director of Safeway Inc., Phelps Dodge Corporation, Xstrata AG and E.piphany and he is Chairman of Accel-KKR.

Executive directors

Sir Christopher Gent, Chief Executive, aged 55, has been a member of the Board of directors since August 1985 and the Chief Executive of the Company since January 1997. He is a member of the Nominations Committee. He was the Managing Director of Vodafone Limited, the UK network operator, from January 1985 to December 1996. He is Chairman of the Supervisory Board of Vodafone Holding GmbH, a member of the Board of Representatives of the Verizon Wireless partnership, and a non-executive director of China Mobile (Hong Kong) Limited. Sir Christopher will retire as Chief Executive after the Annual General Meeting on 30 July 2003.

Arun Sarin, Chief Executive Designate, aged 48, has been a member of the Board of directors since June 1999 and was Chief Executive Officer fo the United States and Asia Pacific region until 15 April 2000, when he became a non-executive director. He was a director of AirTouch from July 1995 and was President and Chief Operating Officer from February 1997 to June 1999. He is presently a director of The Gap, Inc., The Charles Schwab Corporation and Cisco Systems, Inc. but will relinquish these directorships before the end of 2003. Arun Sarin joined the Executive Committee on 1 April 2003 and will succeed Sir Christopher Gent as Chief Executive after the Annual General Meeting on 30 July 2003.

Julian Horn-Smith, Group Chief Operating Officer, aged 54, has been a member of the Board of directors since June 1996. He was appointed Group Chief Operating Officer on 1 April 2001, having been Chief Executive of Vodafone’s Continental Europe businesses and a director of several of the Group’s overseas operating companies. He is the Chairman of the Management Board of Vodafone Holding GmbH. He is also a non-executive director of Smiths Group Plc.

Peter Bamford, Chief Executive, Northern Europe, Middle East and Africa Region, aged 49, has been a member of the Board of directors since April 1998. He has responsibility for the Group’s Northern Europe, Middle East and Africa businesses. He was Managing Director of Vodafone UK Limited until April 2001. Before joining Vodafone in 1997, Mr Bamford was a director of WH Smith Group Plc.

Vittorio Colao, Chief Executive, Southern Europe Region, aged 41, joined the Board of directors on 1 April 2002. He has had responsibility for the Group’s businesses in Southern Europe since April 2001. He spent the early part of his career at McKinsey & Co, where he was a Partner, before joining Omnitel Pronto Italia SpA as its Chief Operating Officer. In 1999, he became the Chief Executive Officer of Omnitel Pronto Italia SpA (now operating as Vodafone). He is currently a member of the Aspen Institute and a non-executive director of RAS Insurance in Italy.

Thomas Geitner, Chief Executive, Global Products and Services, aged 48, has been a member of the Board of directors since May 2000. He is responsible for Vodafone’s initiatives on brand, global products, multinational accounts, technology, supply chain and the achievement of revenue and cost synergies between the operating companies. Prior to joining the Group, he was a member of the Management Board of RWE AG. He is Deputy Chairman of the Management Board of Vodafone Holding GmbH and a non-executive board member of Singulus Technologies AG.

Ken Hydon, Financial Director, aged 58, has been a member of the Board of directors since 1985. He is a Fellow of the Chartered Institute of Management Accountants, the Association of Chartered Certified Accountants and the Association of Corporate Treasurers. He is a director of several subsidiaries of the Company, a member of the Supervisory Board of Vodafone Holding GmbH and a member of the Board of Representatives of the Verizon Wireless partnership in the United States.

Non executive directors

Dr Michael Boskin, aged 57, has been a member of the Board of directors since June 1999 and is a member of the Remuneration Committee and the Audit Committee. He was a director of AirTouch from August 1996 to June 1999. He has been a Professor of Economics at Stanford University since 1971 and was Chairman of the President’s Council of Economic Advisers from February 1989 until January 1993. He is also a director of Exxon Mobil Corporation, First Health Group Corp. and Oracle Corporation.

Professor Sir Alec Broers, aged 64, is the Vice-Chancellor of Cambridge University and President of the Royal Academy of Engineering. He first joined the Board of directors in January 1998. He is a member of the Nominations Committee and chairs the Vodafone Group Foundation and the Company’s UK pension trustee company. He spent many years with IBM and is a Fellow of the Royal Society, the Institute of Electrical Engineers and the Institute of Physics. He is also a Foreign Associate of the US National Academy of Engineering.

Dr John Buchanan, aged 60, joined the Board on 1 April 2003. He is a member of the Audit Committee. He retired from the Board of BP plc in November 2002 after a long career with BP culminating in his appointment, in 1996, as Group Chief Financial Officer. He was a member of the United Kingdom Accounting Standards Board from 1997 to 2001 and is an independent director of AstraZeneca plc, BHP Billiton and Boots Group PLC.

Penny Hughes, aged 43, has been a member of the Board of directors since September 1998, and is the Chairman of the Remuneration Committee. Mrs Hughes has held posts with The Coca-Cola Company, Next Plc and Body Shop Plc and is currently a non-executive director of Scandinaviska Enskilda Banken AB, Trinity Mirror plc, The Gap, Inc. and Chairman of Web-Angel plc.

48      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

Sir David Scholey CBE, aged 67, has been a member of the Board of directors since March 1998. He is a member of the Nominations Committee, Remuneration Committee and Audit Committee. He is Chairman of Close Brothers Group plc, a director of Anglo American plc and Chubb Corporation, USA and is an advisor to UBS Warburg, Mitsubishi Corporation and IBCA-Fitch. Sir David was formerly a director of the Bank of England and J Sainsbury Plc and a Governor of the British Broadcasting Corporation.

Jürgen Schrempp, aged 58, has been a member of the Board of directors since May 2000 and is a member of the Nominations Committee and Remuneration Committee. He has been Chairman of the Board of Management of DaimlerChrysler AG since 1998. From 1995 until 1998 he was Chairman of the Board of Management of Daimler-Benz AG. He serves on the supervisory board of Allianz AG and is a member of the Board of directors of the New York Stock Exchange and Sasol Ltd. He was a member of the Supervisory Board of Mannesmann AG until May 2000.

Senior Management

Members of the Group Executive Committee who are not also executive directors are regarded as senior managers of the Company. As at, and for the year ended, 31 March 2003, the Group Executive Committee comprised the executive directors, details of whom are shown above (with the exception of Arun Sarin who joined the Group Executive Committee on 1 April 2003) and the senior managers listed below. Bill Keever was also a member of the Group Executive Committee until 31 December 2002 when he stepped down as Chief Executive, Asia Region. Further details of the Group Executive Committee can also be found under “Corporate Governance – Directors and Organisation” below.

Brian Clark, Chief Executive, Asia Pacific Region, aged 54, was appointed to this position on 1 January 2003. He joined the Group in 1997. He is now based in Japan, having led the Group’s Pacific Region from Sydney until his recent move. Prior to joining the Group he was Managing Director and Chief Executive Officer of Telkom SA Ltd, South Africa. He is also a director of National Australia Bank Limited.

Alan Harper, Group Strategy Director, aged 46, joined Vodafone in 1995 as Group Commercial Director and he subsequently became Managing Director of Vodafone Limited, the UK network operating company. He was appointed Group Strategy Director in July 2000. Prior to joining the Group he held the post of Business Strategy Director with Mercury One2One and senior roles with Unitel and STC Telecoms. He is also a member of the Group Policy Committee.

Tomas Isaksson, Chief Executive, Americas Region, aged 49, was appointed to this position on 1 January 2002. Previously, from February 2000, he was President, Global Platform and Internet Services. Prior to that appointment he was Chief Executive of Europolitan Holdings AB (since renamed Europolitan Vodafone AB), Vodafone’s Swedish operating company. He is a member of the Board of Representatives of the Verizon Wireless partnership and a director of Grupo lusacell.

Jurgen von Kuczkowski, Chief Executive, Central Europe Region, aged 62, was appointed to this position on 1 April 2001. He joined Mannesmann Mobilfunk GmbH in October 1990 as Director of Sales and Distribution and was Chairman of the Board of Management.

Stephen Scott, Group General Counsel and Company Secretary, aged 49, was appointed to this position in the Group in 1991, prior to which he was employed in the Racal Group legal department, having moved into industry in 1980 from private law practice in London. He is a director of the Group’s UK pension trustee company and insurance companies and is a member of the Group Policy Committee.

Phil Williams, Group Human Resources Director, aged 52, was appointed to this position in the Group in 1989. He is a director of several Group companies, a director of the Group’s UK pension trustee company and a trustee of the Vodafone Group Foundation and is a member of the Group Policy Committee. Prior to joining the Group, he was Personnel Director with Costain and Burmah Castrol.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      49

Back to Contents

DIRECTORS’ REPORT

Review of the Group’s Business

The Group is involved principally in the provision of mobile telecommunications services. A review of the development of the business of the Company and its subsidiary, joint venture and associated undertakings is contained elsewhere in this Annual Report. Details of the Company’s principal subsidiary undertakings, associated undertakings and investments can be found on pages 120 and 121 of this Annual Report.

Future developments

The Group is currently involved in the expansion and development of its mobile telecommunications and related businesses as described elsewhere in this Annual Report.

Corporate governance

The directors are committed to business integrity and professionalism. As an essential part of this commitment the Board supports high standards of corporate governance and its statement on Corporate Governance is set out on pages 53 to 55 of this Annual Report. The Board’s Report to Shareholders on Directors’ Remuneration on pages 56 to 66 of this Annual Report will be proposed for approval at the Company’s Annual General Meeting on 30 July 2003.

Share capital

A statement of changes in the share capital of the Company is set out in note 23 to the Consolidated Financial Statements, “Called up share capital” on pages 104 and 105.

Purchase by the Company of its own shares

At the Annual General Meeting of the Company held on 31 July 2002, shareholders gave the Company permission, until the conclusion of the Annual General Meeting to be held in 2003 or until 31 October 2003, whichever is the earlier, to purchase up to 3,000,000,000 ordinary shares of the Company. A resolution for permission for the Company to renew and increase its authority to purchase its own shares will be proposed at the Annual General Meeting of the Company to be held on 30 July 2003.

The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (“the Regulations”) will allow companies to hold such shares acquired by way of market purchase in treasury, rather than having to cancel them. The Regulations will come into force on 1 December 2003. Once the Regulations take effect, the Company would consider holding any of its own shares that it purchases pursuant to the authority as treasury stock. This may give the Company the ability to re-issue treasury shares quickly and cost-effectively, and could provide the Company with additional flexibility in the management of its capital base. The Financial Services Authority has commenced a consultation procedure to review any changes that may need to be made to the Listing Rules in the light of the Regulations. The Company will adhere to any changes which are made to the Listing Rules as a result of this process.

No dividends will be paid on shares whilst held in treasury and no voting rights will attach to the treasury shares. Whilst in treasury, the shares will be treated as if cancelled.

Results and dividends

The consolidated profit and loss account is set out on page 72 of this Annual Report.

The directors have proposed a final dividend for the year of 0.8983p per ordinary share, payable on 8 August 2003 to shareholders on the register of members at close of business on 6 June 2003. An interim dividend of 0.7946p per ordinary share was paid during the year, producing a total for the year of 1.6929p per ordinary share, a total dividend payment of approximately £1,154 million. The Company operates a dividend reinvestment plan, further details of which can be found on page 144 in this Annual Report.

Subsequent events

Details of material subsequent events are included in note 35 to the Consolidated Financial Statements, “Subsequent events” included in this Annual Report.

Charitable contributions

During the 2002 financial year, the Vodafone Group Foundation was created to consolidate and strengthen the commitment to local communities around the world. Professor Sir Alec Broers serves as Chairman of the trustees.

During the year ended 31 March 2003, the Company made cash charitable donations of £10.0 million to the Vodafone Group Foundation. In addition, operating companies donated a further £4.2 million to local Vodafone Foundations and a further £2.6 million directly to a variety of causes, including £1.0 million to the Italian earthquake victims. These donations total £16.8 million and include donations of £3.2 million made as required by the terms of certain network operating licences.

More details regarding the activities of the Vodafone Group Foundation and local Vodafone Foundations can be found in the Company’s separate report on corporate social responsibility.

Political donations

At the Annual General Meeting on 31 July 2002, the directors sought and obtained shareholders’ approval to enable the Company to make donations to EU Political Organisations or incur EU Political Expenditure, under the relevant provisions of the Political Parties, Elections and Referendums Act 2000 (“the Act”). The approval given restricted such expenditure to an aggregate limit of £100,000 in the period of 12 months following the date of the Annual General Meeting. Although the Company had, and has, no intention of changing its current practice of not making political donations and will not do so without the specific endorsement of shareholders, the directors sought the approval on a precautionary basis, to avoid any possibility of unintentionally breaching the Act.

The Company has made no political donations during the year.

The directors propose, again on a precautionary basis, to seek a renewal of shareholders’ approval at the Annual General Meeting to be held on 30 July 2003.

Creditor payment terms

It is the Group’s policy to agree terms of transactions, including payment terms, with suppliers and, provided suppliers perform in accordance with the agreed terms, it is the Group’s normal practice that payment is made accordingly.

The number of days outstanding between receipt of invoices and date of payment, calculated by reference to the amount owed to trade creditors at the year end as a proportion of the amounts invoiced by suppliers during the year, was 24 days (2002: 36 days) in aggregate for the Group. The Company did not have any trade creditors at 31 March 2003.

50      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

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

Directors’ interests in the shares of the Company

The Board’s Report to Shareholders on Directors’ Remuneration on pages 56 to 66 details the directors’ interests in the shares of the Company.

Directors’ interests in contracts

None of the current directors had a material interest in any contract of significance to which the Company or any of its subsidiary undertakings was a party during the financial year.

Employee involvement

The Board’s aim is that employees understand the Company’s strategy and are committed to the Vodafone Vision and Values.

The Group’s vision is to be the world’s mobile communications leader –enriching customers’ lives, helping individuals, businesses and communities be more connected in a mobile world.

Its values are:

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

Together, the Vision and Values provide a common understanding of where the Group is going and a common way of doing things. The Company is determined that they will flourish across every operating company, challenging everyone to understand them, own them and contribute to their delivery and a range of initiatives have been introduced to ensure this.

During the year, the Chief Executive, Sir Christopher Gent, and Group Chief Operating Officer, Julian Horn-Smith, have hosted a series of “Your Call” sessions. These are designed to demonstrate how the Vodafone Values are being applied across the business and give employees the opportunity to talk to Sir Christopher and Julian about the ways in which the Vision and Values have made a difference to their working lives. At 31 March 2003, “Your Call” had visited Australia, New Zealand, the United States, Germany, Italy, Spain, the UK and Portugal, with further visits planned to other countries.

The Board places a high priority on effective employee communications to promote the Values and other important messages and a wide range of mechanisms is used to achieve this. These include management presentations, in-house publications, team briefings, e-mail, intranet sites, employee focus groups and conferences.

The Group is implementing a global team briefing process for effectively sharing information with all employees on key performance indicators for the business and progress towards achieving our strategic objectives. Within our European subsidiaries, employee representatives meet annually in a consultative forum with representatives of the central management team to discuss the progress of the Group and transnational issues.

The effectiveness of the Group’s communications policies and the Group’s standing as an employer is measured via Group wide surveys of employees conducted at regular intervals.

Employee education, training and development

Learning and development continue to be important elements in ensuring the future success of the Group. Policies to assist employees in reaching their full potential and a wide variety of learning opportunities are in place. This has been reinforced by the establishment of the Vodafone Global Campus, (a virtual corporate university) designed to align training and development to the business needs of the Group, to provide a global learning management system and to share training resources and best practices around the world.

Programmes of business-related further education and management development are sponsored by the Group. Over 50 ‘early in their careers’ managers are now in the Global Leadership programme, studying for a Masters of Business Administration, or MBA, and, for some of the five-year programme, working in other countries and functions as part of their development. Other programmes are provided to help employees meet the training requirements of their chosen professional institution, thereby continuing to raise the level of professionalism in the Group.

Employment policies

The Group’s employment policies are consistent with the principles of the United Nations Universal Declaration of Human Rights and the International Labour Organisation Core Conventions and are developed to reflect local legal, cultural and employment requirements. High standards are maintained wherever the Group operates as we aim to ensure that the Group is recognised as an employer of choice. Employees at all levels and in all companies are encouraged to make the greatest possible contribution to the Group’s success.

The Group considers its relations with its employees to be good.

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

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      51

Back to Contents

DIRECTORS' REPORT Continued

Health, safety and wellbeing

The directors remain committed to ensuring the health, safety and wellbeing of employees at work and apply high standards throughout the organisation in the management and control of operations. These standards are designed to ensure that the Group properly safeguards those who work for it and those who may be affected by the Group’s business including customers, contractors and local communities.

During 2003 financial year, the Company has strengthened its statement of Group Health and Safety policy to incorporate more specific requirements in respect of standards and responsibilities.

Each operating company reports annually to the Board on health and safety performance. During the year, there were no deaths due to building, maintenance or the Group’s other work activities. Sadly, two employees were killed in road traffic accidents, one going to their normal workplace and the other while travelling on Vodafone business.

Standardised systems for recording and reporting accidents have been developed and introduced. These will enable the Group to measure safety performance on a consistent basis and to share the lessons and examples of best practice from around the Group.

Its health and safety professionals around the world are working together to build on the successes already achieved and helping to ensure the Group is able to properly safeguard everyone who may be affected by its activities.

Corporate social responsibility

A summary of the Company’s corporate social responsibility policy is contained on pages 26 and 27 of the Annual Review and Summary Financial Statement, and on page 67 of this Annual Report. Further details are contained in the Company’s separate report on corporate social responsibility.

Auditors

The Audit Committee has recommended the reappointment of Deloitte & Touche as auditors to the Company and, in accordance with section 384 of the Companies Act 1985, a resolution proposing their appointment will be put to the Annual General Meeting.

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

During the year Deloitte & Touche charged £15 million (2002: £22 million) for non-audit assignments. An analysis of these fees can be found in note 5 to the Consolidated Financial Statements, “Operating loss”.

In their assessment of the independence of the auditors and in accordance with the US Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees”, the Audit Committee receives in writing details of relationships between Deloitte & Touche and the Company that may have a bearing on their independence and receives confirmation that they are independent of the Company within the meaning of the Securities Acts administered by the Securities and Exchange Commission.

In addition, the Audit Committee reviews both the level of the audit fee against other comparable companies, including those in the telecommunications industry, and the level and nature of non-audit fees, as part of its review of the adequacy and objectivity of the audit process.

In a further measure to ensure auditor independence is not compromised, policies have been adopted to provide for the pre-approval by the Audit Committee of all audit and permitted non-audit services and fees by Deloitte & Touche. Should there be a requirement for audit or permitted non-audit services to be provided by Deloitte & Touche which have not previously been pre-approved by the Audit Committee, the policies provide that the Group Audit Director will consult with the Chairman of the Audit Committee, and in his absence another Audit Committee member, for pre-approval.

Deloitte & Touche have informed the directors that they are intending to transfer their business to a limited liability partnership incorporated under the Limited Liability Partnerships Act 2000. Other major accountancy firms are already limited liability partnerships.

Major shareholders

The Bank of New York, as custodian of the Company’s American Depositary Receipt (“ADR”) programme, held approximately 11.01% of the Company’s ordinary shares of $0.10 each at 23 May 2003 as nominee. The total number of ADRs outstanding at 23 May 2003 was 750,458,369. At this date, 985 holders of record of ordinary shares had registered addresses in the United States and in total held approximately 0.005% of the ordinary shares of the Company. The directors have been notified by The Capital Group Companies, Inc. that it is a holding company for several companies engaged in investment management, the clients of which, as at 23 May 2003, had an interest of 5.22% of the ordinary shares of the Company. The directors are not aware, as at 23 May 2003, of any other interest of 3% or more in the ordinary share capital of the Company. The Company is not directly or indirectly owned or controlled by any foreign government or any other legal entity. There are no arrangements known to the Company that could result in a change of control of the Company.

Going concern

After reviewing the Group’s and Company’s budget for the next financial year, and other longer term plans, the directors are satisfied that, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements.

 52     Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

CORPORATE GOVERNANCE

Introduction

The Combined Code on corporate governance appended to and forming part of the UK Listing Authority’s Listing Rules requires companies listed on the London Stock Exchange to make a disclosure statement on the application of the principles of and compliance with the provisions of good governance set out in the Code.

The Company has been in compliance with the Combined Code provisions throughout the year ended 31 March 2003.

On 20 January 2003, the Higgs Review, (“the Review”) on the role and effectiveness of non-executive directors was published. The Review has continued the “comply or explain” philosophy of earlier UK corporate governance reports. The Review has published suggested revisions to the Combined Code (which also incorporate the recommendations of the separate Report of Sir Robert Smith in relation to audit committees) that are expected to be implemented later in 2003 after consideration by the Financial Reporting Council.

The Company’s American Depositary Shares are listed on the New York Stock Exchange (“NYSE”) and the Company is therefore subject to the rules of the NYSE as well as US securities laws and the rules of the US Securities and Exchange Commission (“SEC”). In July 2002, the US Congress passed the Sarbanes-Oxley Act of 2002 which, together with consequent adoption of new rules by the SEC, has introduced a number of changes to the corporate governance requirements on both US domestic companies and non-US registered issuers such as the Company. Some of the changes are already in force. During the year, the Company established a Disclosure Committee with responsibility for reviewing and approving controls and procedures over the public disclosure of financial and related information, and other procedures necessary to enable the Chief Executive and Financial Director to provide their certifications of the Annual Report. The Company has also adopted a corporate code of ethics for senior financial officers.

The Board has reviewed all of the changes and proposed changes to compliance requirements and has concluded that the Company is in compliance with all those provisions which are currently in force. The Board is continuing to monitor closely developments in corporate governance.

Directors and Organisation

The Company’s Board of directors presently consists of fifteen directors, fourteen of whom served throughout the year ended 31 March 2003. As at 31 March 2003, in addition to the Chairman, Lord MacLaurin, there were six executive directors and seven non-executive directors. Paul Hazen is the nominated senior independent director.

Vittorio Colao joined the Board as an executive director on 1 April 2002. Dr John Buchanan joined the Board as a non-executive director on 1 April 2003. The Company considers all its present non-executive directors to be fully independent. The executive directors are Sir Christopher Gent (Chief Executive), Arun Sarin (Chief Executive Designate), Julian Horn-Smith, Peter Bamford, Vittorio Colao, Thomas Geitner and Ken Hydon. Sir Christopher will retire as Chief Executive after the Annual General Meeting on 30 July 2003. He will be succeeded as Chief Executive by Arun Sarin, who joined the Executive Committee on 1 April 2003.

The Company’s Articles of Association provide that every director who was elected or last re-elected at or before the Annual General Meeting held in the third calendar year before the current year shall automatically retire. Accordingly, Lord MacLaurin, Ken Hydon, Thomas Geitner, Sir Alec Broers and Jürgen Schrempp will be retiring and, being eligible, will offer themselves for re-election at the Company’s Annual General Meeting to be held on 30 July 2003. Sir Christopher Gent will be retiring but is not offering himself for re-election. The Company’s Articles of Association also provide that every director appointed to the Board since the last Annual General Meeting shall retire. Therefore, Dr John Buchanan will retire and, being eligible, will offer himself for re-election.

The Board met on eight occasions in the financial year to 31 March 2003. Individual directors’ attendance was: Lord MacLaurin (8), Paul Hazen (7), Sir Christopher Gent (8), Julian Horn-Smith (8), Peter Bamford (8), Vittorio Colao (7), Thomas Geitner (8), Ken Hydon (8), Dr Michael Boskin (5), Sir Alec Broers (8), Penny Hughes (8), Arun Sarin (8), Sir David Scholey (8) and Jürgen Schrempp (5). In addition to the regular Board meetings, there were a number of other meetings to deal with specific matters.

The Board provides the effective leadership and control required for a listed company. Actual financial results are presented to each meeting, together with reports from the executive directors in respect of their areas of responsibility. The Chief Executive presents his report to each meeting which deals, amongst other things, with investor relations, giving Board members an opportunity to develop an understanding of the views of major investors. From time to time, the Board receives detailed presentations from non-Board members on matters of significance or on new opportunities for the Group. Financial plans, including budgets and forecasts, are regularly discussed at Board meetings. The non-executive directors periodically visit different parts of the Group and are provided with briefings and information to assist them in performing their duties. The non-executive directors (including the Chairman) regularly meet without executives present.

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

Performance evaluation of the Board, its committees and individual directors takes place on an annual basis.

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

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      53

Back to Contents

CORPORATE GOVERNANCE Continued

This Committee is responsible for the operational performance and achievement of targets of the Group’s business, with a focus on the enhancement of voice services and growth of non-voice services, new global products and services, brand development, technology and other cost and revenue synergies within the Group’s regions.

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

Committees of the Board

The standing Board committees are the Audit Committee, the Nominations Committee and the Remuneration Committee. The Constitution and terms of reference of these committees are published on the Company’s website at www.vodafone.com.

The Audit Committee, which met on five occasions in the year, is comprised of financially literate members having the necessary ability and experience to understand financial statements. The Committee is chaired by Paul Hazen (5) and the other members of the Committee are Dr Michael Boskin (5), Dr John Buchanan and Sir David Scholey (5). Arun Sarin (4) served on the Committee during the year and resigned on 1 April 2003. Dr Buchanan joined the Committee on 1 April 2003.

Under its terms of reference the Committee is required, amongst other things, to oversee the relationship with the external auditors, to review the Company’s preliminary results, interim information and annual financial statements, to monitor compliance with statutory and listing requirements for any exchange on which the Company’s shares are quoted, to review the scope, extent and effectiveness of the activity of the Group Internal Audit Department and to investigate any activity within its terms of reference. At least twice a year the Audit Committee meets separately with the external auditors and the Group Audit Director without management being present. Further details on the oversight of the relationship with the external auditors can be found under “Auditors” on page 52.

The Nominations Committee met five times in the year and is chaired by Lord MacLaurin (5). The other members of the Committee are Sir Alec Broers (5), Sir Christopher Gent (5), Sir David Scholey (5) and Jürgen Schrempp (3). Paul Hazen joined the Committee on 1 April 2003. The Committee, which provides a formal and transparent procedure for the appointment of new directors to the Board, generally engages external consultants to advise on prospective Board appointees. This year, the Committee has been faced with the need to appoint a new Chief Executive and has also recommended the appointment of a further non-executive director. In both cases, detailed job profiles were agreed by the Committee before external search consultants were engaged to prepare shortlists of potentially suitable candidates. Only after a rigorous interview process were the appointments recommended to the Board.

The Remuneration Committee met six times in the year. The Committee is chaired by Penny Hughes (6). The other members of the Committee are Lord MacLaurin (6), Sir David Scholey (6), Dr Michael Boskin (4) and Jürgen Schrempp (5). The Board’s Report to Shareholders on Directors’ Remuneration on pages 56 to 66 provides further information on this Committee.

Attendance is shown in parenthesis after each respective Committee member.

Internal Control and Disclosure Controls and Procedures

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

The acquisition of any business requires a rigorous analysis of the financial and operational implications of the acquisition. A sensitivity analysis takes place of

54     Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

the key assumptions made in the analysis. Post investment appraisals of the Group’s investments are conducted on a periodic and timely basis.

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

The Chief Executive and the Financial Director undertake a review of the quality and timeliness of disclosures that includes formal annual meetings with the regional chief executives and the Company’s Disclosure Committee.

A Group Internal Audit Department, reporting directly to the Audit Committee, undertakes periodic examination of business processes on a risk basis and reports on controls throughout the Group.

Reports from the external auditors, Deloitte & Touche, on certain internal controls and relevant financial reporting matters, are presented to the Audit Committee and management.

Review of effectiveness

The directors, the Chief Executive and the Financial Director consider that the Group’s internal controls and procedures provide reasonable assurance that problems are identified on a timely basis and dealt with accordingly. In reaching this conclusion, the directors, the Chief Executive and the Financial Director have evaluated within the past 90 days the effectiveness of the system of internal control and the disclosure controls and procedures through the monitoring process set out above. They are not aware of any significant weakness or deficiency in the design or operation of internal controls. The directors, the Chief

Executive and the Financial Director have concluded that the disclosure controls and procedures are effective for the year under review and to the date of approval of the Annual Report.

No matter how well designed and operated, the directors, the Chief Executive and the Financial Director consider that any controls and procedures can provide only reasonable and not absolute assurance of achieving the desired control objectives. The Group’s management is required to apply judgement in evaluating the risks facing the Group in achieving its objectives, in determining the risks that are considered acceptable to bear, in assessing the likelihood of the risks concerned materialising, in identifying the company’s ability to reduce the incidence and impact on the business of risks that do materialise and in ensuring the costs of operating particular controls are proportionate to the benefit.

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date of their most recent evaluation.

Relations with Shareholders

The Company holds briefing meetings with its major institutional shareholders in the UK, the US and in Continental Europe, usually twice each year after the interim and preliminary final results announcements, to ensure that the investing community receives a balanced and complete view of the Group’s performance and the issues faced by the business. Telecommunications analysts of stockbrokers are also invited to presentations of the financial results. The Company, through its Investor Relations team, responds to enquiries from institutional shareholders.

The principal communication with private investors is through the provision of the Annual Review & Summary Financial Statement, the interim results and the Annual General Meeting, an occasion which generally is attended by all the Company’s directors and at which all shareholders present are given the opportunity to question the Chairman and the Board as well as the Chairmen of the Audit, Remuneration and Nominations Committees. All resolutions at the Company’s Annual General Meetings are decided on a poll. The proxy votes cast in relation to all resolutions are disclosed to those in attendance at the meeting and the results of the poll are published in national newspapers in the UK, US and Ireland. Financial and other information is made available on the Company’s web site, www.vodafone.com, which is regularly updated.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003     55

Back to Contents

BOARD’S REPORT TO SHAREHOLDERS ON DIRECTORS’ REMUNERATION

Introduction

The Board has delegated to the Remuneration Committee the assessment and recommendation of policy on remuneration for executive directors.

At the 2002 Annual General Meeting (“AGM”) shareholders approved a new remuneration policy (“the Policy”) the key principles of which are as follows:

•	the expected value of total remuneration must be benchmarked against the relevant market;

•	a high proportion of total remuneration is to be delivered through performance-related payments;

•	performance measures must be balanced between absolute financial measures and sector comparative measures to achieve maximum alignment between executive and shareholder objectives;

•	the majority of performance-related remuneration is to be provided in the form of equity; and

•	share ownership requirements are to be applied to executive directors.

The Policy was finalised only after extensive consultation with shareholders and institutional bodies in 2001 and 2002. Earlier this year the Chairman and the Chairman of the Remuneration Committee again discussed remuneration matters with the Company’s major shareholders and relevant institutions to keep them informed of the Company’s position. The Policy provides a strong link between incentives and the Company’s strategy and sets a framework for remuneration that is consistent with the Company’s scale and scope. As at 23 May 2003, the Company was the eleventh largest company in the world by market capitalisation, with operations in five continents. The business has developed over fifteen years as a public company and now serves almost 120 million proportionate registered customers in 28 countries. The distribution of statutory total Group operating profit, before goodwill amortisation and exceptional items, from mobile telecommunications businesses at 31 March 2003 was as follows:

At the 2003 AGM, shareholders will be invited to vote on the Board’s report to shareholders on directors’ remuneration. The chart that follows shows the performance of the Company relative to the FTSE 100 index and the FTSE Global Telecommunications index, which are the most relevant indices for the Company. It should be noted that the performance of the Company shown by the graph is not indicative of vesting levels under the Company’s various incentive plans.

The performance of the Company during the 2003 financial year has been strong, with excellent growth announced on all measures, as described elsewhere in this Annual Report. For example, Group turnover, statutory total Group operating profit, before goodwill amortisation and exceptional items, and profit before taxation, goodwill amortisation and exceptional items, all increased by 30% or more over the prior year.

Remuneration Committee

The Remuneration Committee consists of independent non-executive directors. Penny Hughes (Chairman), Dr Michael Boskin, Lord MacLaurin, Sir David Scholey and Jürgen Schrempp all continue as members.

The Chief Executive attends meetings of the Remuneration Committee, except when his own remuneration is being discussed. The Remuneration Committee met on six occasions during the year.

The review of remuneration for 2003/04 has included an extended consultation with a larger number of shareholders and institutional bodies. The Remuneration Committee appointed and received advice from Towers Perrin (market data and advice on market practice and governance) and Kepler Associates (performance analysis and advice on performance measures and market practice) and received advice from the Group Human Resources Director and the Group Compensation and Benefits Director. As a result of this review, the Remuneration Committee has concluded that the existing policy will remain in place for the year ending 31 March 2004. It will be subject to regular review in subsequent years and shareholders will be consulted on, and informed of, any policy developments, as appropriate.

Remuneration Policy

The Policy was approved by shareholders in 2002. The Policy is set out below:

The overriding objective of the Policy on incentives is to ensure that Vodafone is able to attract, retain and motivate executives of the highest calibre essential to the successful leadership and effective management of a global company at the leading edge of the telecommunications industry.

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

56     Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

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

All medium and long term incentives are delivered in the form of Vodafone shares and options. Executive directors are required to comply with share ownership guidelines.

The structure of remuneration for executive directors under the Policy (excluding pensions) and the performance elements on which they are based is illustrated below:

Under the Policy, approximately 20% of the potential remuneration of executive directors (excluding pensions) is comprised of base salary and approximately 80% of incentive payments, which depend both on the operational performance of the Group and the Company’s share price, reflecting the Company’s commitment to ensuring strong linkage between pay and performance. Therefore, the only guaranteed payment to executive directors is their base salary.

To set the performance conditions, the Committee reviews the Company’s strategy and selects the performance measures that best align the incentive awards with achievement of the strategic goals. The measures selected explicitly incentivise achievement of all the Group’s key financial performance indicators.

The principles of the Policy are cascaded, where appropriate, to employees in all subsidiary companies. Base salaries and short term incentives (total cash) are benchmarked against relevant peer companies in each market and are targeted to deliver total cash that is at between median and top 25% in the relevant market. Incentive payments conditional on business performance are provided to employees at levels that are competitive in each local market. As described further below, substantially all employees of subsidiary companies received options over shares in the Company in 2002.

Report on 2002/03 Executive Directors’ Remuneration and Subsequent Periods

Total remuneration levels

Under the Policy, total remuneration levels are benchmarked against other large European domiciled companies, using externally provided pay data. Total remuneration for these purposes means the sum of base salary, short, medium and long term incentives. The European focus was selected because Europe is currently Vodafone’s major market and the Company is one of the top ten companies in Europe by market capitalisation.

Award levels for the Chief Executive were set to deliver target total remuneration that is between the top 25% and the top 10% of the remuneration levels of other chief executives of large European companies. This range was selected to reflect Vodafone’s relative size in this region and to recognise that Vodafone also has significant interests outside of the region. The monetary values of the market data for this range, based on theoretical expected value calculations, were from £3.4 million to £9.3 million per annum for chief executives of large European companies. Awards of short, medium and long term incentives were determined so that this positioning would only be attained if the Company achieves exceptionally demanding performance levels.

The total remuneration levels of other executive directors were set at approximately 65% of the Chief Executive level for the Group Chief Operating Officer and at approximately 50% of the Chief Executive level for the other executive directors.

A similar approach is being undertaken to determine total remuneration levels for the 2004 financial year. The monetary values of the market data based on theoretical expected value calculations for the same range are now from £5.6 million to £9.3 million per annum for chief executives of large European companies. The change from the prior year was not considered material when setting target remuneration levels for the 2004 financial year.

Components of executive directors’ remuneration

Overview

Executive directors receive salary, short/medium term incentives, medium/long term incentives and pension benefits. These are explained further below.

The vesting of all short, medium and long term incentives is subject to the achievement of performance targets which are set by the Remuneration Committee before the awards are granted.

Salary

Salaries are reviewed annually with effect from 1 July and adjustments may be made to reflect competitive national pay levels, the prevailing level of salary reviews within the Group, changes in responsibilities and Group performance. Only base salary is used to determine pension entitlement.

Incentive awards

Short/medium term incentive

Annual deferred share bonus

This short/medium term incentive is aimed at focusing executive directors on the business priorities for the next financial year and is provided through the Vodafone Group Short Term Incentive Plan (“STIP”).

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      57

Back to Contents

BOARD’S REPORT TO SHAREHOLDERS ON DIRECTORS’ REMUNERATION Continued

The STIP comprises two elements: a base award earned by achievement of one-year performance targets and an enhancement award. The base award is delivered in the form of shares, receipt of which is deferred for a further two years. An enhancement award of 50% of the number of shares comprised in the base award may be payable, subject to the achievement of a subsequent two-year performance target following the initial twelve-month period. Release of the base award and the enhancement award after the total three-year period is dependent upon the continued employment of the participant.

Demanding base award performance targets are set annually and are linked to business strategy. The performance measures for 2002/03 related to EBITDA, free cash flow and ARPU. The targets are not disclosed, as they would give clear indication of the Company’s business targets, which are commercially sensitive. In 2003/04 data as a percentage of service revenues and a customer satisfaction measure will be added to the above performance measures.

The target level for base awards granted to executive directors for the year ended 31 March 2003 was 100% of salary with a maximum of 200% of salary. Payments earned for the year total on average 133% of salary, reflecting the excellent results which exceeded expectations.

For enhancement shares, performance targets are related to achievement of earnings per share (“EPS”) growth targets. For the two years from 1 April 2002, the performance target was that the growth in earnings per share, before goodwill amortisation and exceptional items, must exceed the growth in the UK retail price index (“UK RPI”) by six percentage points over the two year period. The Remuneration Committee has agreed that for the two years from 1 April 2003, the required rate of growth over the UK RPI will increase to 5% per annum.

STIP awards from the 1999/2000 base performance year vested in 2002. Details of STIP awards are given in the table on page 63.

The Group may, at its discretion, pay a cash sum of up to the value of the base award in the event that an executive director declines the base award of shares. In these circumstances, the executive director will not be eligible to receive the enhancement award.

Medium/long term incentives
Performance shares
Performance shares are awarded to executive directors each year. The Vodafone Group Plc 1999 Long Term Stock Incentive Plan is the vehicle for the provision of these incentive awards. Vesting of the performance shares depends upon the Company’s relative TSR performance. TSR measures the change in value of a share and reinvested dividends over the period of measurement.

The Company’s TSR performance is compared to that of other companies in the FTSE Global Telecommunications index over a three-year performance period to reward out-performance against the Company’s main competitors.

Shares will vest only if the Company ranks in the top half of the table with maximum vesting only if the Company is in the top 20%, as the Remuneration Committee views performance in the bottom 50% of this peer group as unacceptable to shareholders and performance in the top 20% as excellent. Vesting will also be conditional on underlying improvement in the performance of the Company. Awards will only vest to the extent that the performance condition has been satisfied at the end of the three-year performance period and no retesting is permitted. The following graph illustrates the basis on which the performance shares will vest:

The constituents of the FTSE Global Telecommunications index as at July 2002, (applicable to 2002 awards), excluding the Company, were:

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
Olivetti

Previously disclosed restricted share awards granted in 1999 and 2000 vested in 2002. Details are given in the table on page 63.

Share options

Share options are granted each year to executive directors. The Vodafone Group Plc 1999 Long Term Stock Incentive Plan is the vehicle for the provision of these incentive awards. The price at which shares can be acquired on option exercise will be no lower than the market value of the shares on the day prior to the date of grant of the options (or than the average of the market values for the immediately preceding month in respect of directors domiciled in Italy). Therefore, the share price has to rise above the price at which the option was granted before option exercise is of value to the executive director.

Exercise of the options is subject to the achievement of a performance condition. To focus executive directors on generating real earnings growth and cash flow, EPS must grow by amounts in excess of the growth in the UK RPI. EPS is defined as EPS, before goodwill amortisation and exceptional items. One quarter of the option award will vest for achievement of EPS growth of RPI plus 5% p.a. rising to full vesting for achievement of EPS growth of RPI plus 15% p.a. over the performance period. The Remuneration Committee’s advisers have confirmed that these targets are amongst the most demanding of those set by large UK based companies as well as by the standards of the Company’s peers in Europe

58      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

<

Back to Contents

and the US. Options will have a ten-year term and vesting will be after three years with the opportunity to measure performance again after years four and five from a fixed base year. To the extent that the performance condition has not been satisfied at the end of the five-year performance period, the options will lapse. The following graph illustrates the basis on which share options vest:

Illustration

Based on the analysis of externally provided market data on the total remuneration levels of chief executives of major European companies, the Chief Executive received in 2002 performance shares with a face value of one and three quarters-times salary and options with a face value of seven-times salary. The graph below illustrates the approximate pre-tax long term incentive gains to the Chief Executive that would be achieved based on various Company growth, EPS and TSR performance scenarios:

For example, if the Company’s share price increases by over 60% from 120 pence to approximately 193 pence, the Company’s value increases by £50 billion, and there is 50% vesting of long term incentives, the Chief Executive would have a pre-tax gain of just under £4 million, representing less than 0.008% of the total increase in shareholder value.

The awards of performance shares and share options were made to executive directors following the 2002 AGM on 31 July 2002.

It is intended that awards of performance shares and share options will be granted to executive directors on a similar basis in 2003.

Awards are delivered in the form of ordinary shares of the Company. All awards are made under plans that incorporate dilution limits that are set out in the Guidelines for Share Incentive Schemes published by the Association of British Insurers. The current estimated dilution from subsisting awards, including executive and all-employee share awards, is approximately 2.0% of the Company’s share capital at 31 March 2003.

Share ownership guidelines

Executive directors participating in these long term incentive plans must comply with the Company’s share ownership guidelines. These guidelines, which were first introduced in 2000, require the Chief Executive to have a shareholding in the Company of four times base salary and other executive directors to have a shareholding of three times base salary.

It is intended that these ownership levels will be attained within five years from the director first becoming subject to the guidelines and be achieved through the retention of shares awarded under long term incentive plans.

Pensions

Sir Christopher Gent, Julian Horn-Smith, Ken Hydon and Peter Bamford, being UK-based directors, are contributing members of the Vodafone Group Pension Scheme, which is a scheme approved by the Inland Revenue.

Peter Bamford, whose benefits under the Scheme are restricted by Inland Revenue earnings limits, also participates in the defined contribution Vodafone Group Funded Unapproved Retirement Benefits Scheme to enable pension benefits to be provided on his basic salary above the Inland Revenue earnings cap. Thomas Geitner participates in the Essener Verband Retirement Scheme. Vittorio Colao will receive retirement benefits in accordance with Italian National Collective Agreements. A contribution is made to a defined contribution plan for dirigenti in Vodafone Italy which includes the supplementary dirigenti contribution required under the national collective agreements. No other pension benefits are provided. Further details of the pension benefits earned by the directors in the year to 31 March 2003 can be found on page 62. Liabilities in respect of the pension schemes in which the executive directors participate are funded to the extent described in note 34 to the Consolidated Financial Statements, “Pensions”.

Other remuneration matters

All-employee share incentive schemes

GEM Options

In July 2002, share options were granted to all employees of subsidiary companies in all countries in which the Company operates, other than Japan and Sweden. A key objective of the grant was to promote the Vodafone vision, values and brand across the enlarged Group and to reinforce membership of the Group’s worldwide employee community. Executive directors did not receive GEM options. Vittorio Colao received GEM options in 2001 prior to his appointment to the Board.

Sharesave Options

The Vodafone Group 1998 Sharesave Scheme is an Inland Revenue approved scheme open to all UK permanent employees.

The maximum that can be saved each month is £250 and savings plus interest may be used to acquire shares by exercising the related option. The options have been granted at up to a 20% discount to market value. UK based executive

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      59

Back to Contents

BOARD’S REPORT TO SHAREHOLDERS ON DIRECTORS’ REMUNERATION Continued

directors are eligible to participate in the scheme and details of their participation are given in the table on page 65.

Share Incentive Plan

The Vodafone Share Incentive Plan (“SIP”) is an Inland Revenue approved plan open to all UK permanent employees. Eligible employees may contribute up to £125 each month and the trustee of the plan uses the money to buy shares on their behalf. An equivalent number of shares is purchased with contributions from the employing company. UK based executive directors are eligible to participate in the SIP and details of their share interests under these plans are given in the table on page 66.

Non-executive directors’ remuneration

The remuneration of non-executive directors is established by the whole Board, but the non-executive directors do not participate in the decision on their own remuneration. Basic fee levels were last increased in 2000. From 1 July 2002, an additional fee of £10,000 p.a. became payable for the responsibility of chairing a principal Board Committee, i.e. the Audit, Remuneration or Nominations Committee. Details of each non-executive director’s remuneration are included in the table on the following page.

Non-executive directors are not eligible to receive awards under any of the Company’s share schemes or other employee benefit schemes, nor does the Company make any contribution to their pension arrangements.

Certain non-executive directors held share options relating to their service with AirTouch. No options have been granted to non-executive directors in their capacity as non-executive directors of the Company.

Service contracts and appointments of directors

The Remuneration Committee has determined that, after an initial term that may be of up to two years’ duration, executive directors’ contracts should thereafter have rolling terms and be terminable on no more than one year’s notice. No payments should normally be payable on termination other than the salary due for the notice period and such entitlements under incentive plans and benefits that are consistent with the terms of such plans.

Details of the contract terms of the executive directors follow:

	Current contract	Unexpired	Notice
	start date	term	period

Sir Christopher Gent	1 January 1997	Indefinite	One year (retires
31 December 2003)

Peter Bamford	1 April 1998	Indefinite	One year

Vittorio Colao	22 July 1996	Indefinite	Up to one year

Thomas Geitner	1 June 2001	To 31 May	One year from
		2005 and then	June 2004
indefinite

Julian Horn-Smith	4 June 1996	Indefinite	One year

Ken Hydon	1 January 1997	Indefinite	One year

At the time of his appointment to the Board, Thomas Geitner was employed under a fixed term five-year service contract with Mannesmann AG (now Vodafone Holding GmbH) which was the normal contract arrangement for Mannesmann AG board members. Mr Geitner agreed, without recompense, to accept new terms such that from June 2004 his contract will be indefinite and terminable on one year’s notice.

There are no specific provisions for termination payments under the terms of any of the executive directors’ service contracts.

In accordance with the National Collective Labour Agreement for “dirigenti” for industrial companies in Italy, Vittorio Colao is entitled to receive an end of service indemnity.

The appointment of the Chairman is subject to the terms of an agreement between the Company and Lord MacLaurin with an initial three-year term that began on 23 May 2000. In March 2003, the Chairman accepted the invitation of the Nominations Committee and the Board to continue in office. His appointment therefore continues on the terms of the original agreement, but may now be terminated by either party on one year’s notice. The Chairman is entitled to the provision of a car or car allowance.

In respect of non-executive directors, the policy is for the appointments to be for three year terms. Fees cease to be payable immediately upon termination of any appointments for any reason and no compensation is payable in respect of such termination.

Non-executive directors, other than the Chairman, but including the Deputy Chairman, Paul Hazen, are engaged on letters of appointment that set out their duties and responsibilities and confirm their remuneration in line with the policy described above.

John Buchanan was appointed to the Board as a non-executive director with effect from 1 April 2003 and he holds office on the same terms as other non-executive directors.

Appointment of new Chief Executive and
retirement of current Chief Executive

On 18 December 2002, the Company announced the appointment of Arun Sarin as the new Chief Executive from after the 2003 Annual General Meeting on 30 July 2003. He commenced employment as Chief Executive Designate on 1 April 2003.

Arun Sarin will receive a basic salary of £1.1 million and the incentives and benefits that will form the remainder of his remuneration package will be consistent with the existing executive director remuneration policy described previously and comparable in quantum to that received by Sir Christopher Gent for the year ended 31 March 2003.

Arun Sarin has entered into a service contract that can be terminated by the Company at the end of an initial term of two years or at any time thereafter on one year’s notice. He is required to give the Company one year’s notice if he wishes to terminate the contract. There are no specific provisions for termination payments under the terms of the service contract.

Sir Christopher Gent will formally step down as Chief Executive at the end of the 2003 AGM on 30 July 2003 and, to enable an orderly transition, will retire from the Company on 31 December 2003. Sir Christopher will not receive a severance payment and his entitlements under the various incentive and retirement plans in which he participates will be determined by the standard rules applicable to retirement under each of these plans. All awards under the new remuneration policy and global market-related options granted under the previous policy provide for awards to be pro-rated for time and performance. Sir Christopher will not receive a salary increase, performance shares or share option awards in 2003.

60      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

Audited information

Remuneration for the year to 31 March 2003

The remuneration of the directors for the year to 31 March 2003 was as follows:

	Salary/fees			Incentive schemes			Benefits			Total
	2003		2002	2003	(1)	2002	2003	(2)	2002	2003	2002
	£000		£000	£000		£000	£000		£000	£000	£000

Chairman
Lord MacLaurin	432	`	425	–		–	31		55	463	480
Deputy Chairman
Paul Hazen(3)	105		98	–		–	–		–	105	98
Chief Executive
Sir Christopher Gent	1,270		1,192	1,586		1,184	40		40	2,896	2,416

Executive directors
Peter Bamford	691		649	843		644	31		32	1,565	1,325
Vittorio Colao(4)	469		–	695		–	9		–	1,173	–
Thomas Geitner(4)	556		500	694		499	23		22	1,273	1,021
Julian Horn-Smith	846		795	1,057		789	37		23	1,940	1,607
Ken Hydon	691		649	863		644	28		34	1,582	1,327

Non-executive directors
Dr Michael Boskin	65		65	–		–	–		–	65	65
Professor Sir Alec Broers	65		65	–		–	–		–	65	65
Penny Hughes	72		65	–		–	–		–	72	65
Arun Sarin(5)	65		65	–		–	–		8	65	73
Sir David Scholey	65		65	–		–	–		–	65	65
Jürgen Schrempp	65		65	–		–	–		–	65	65

Former directors(6)	–		79	–		–	510		535	510	614

	5,457		4,777	5,738		3,760	709		749	11,904	9,286

Notes:
(1)	These figures are the cash equivalent value of the base share awards under the Vodafone Group Short Term Incentive Plan applicable to the year ended 31 March 2003. These awards are in relation to the performance achievements above targets in EBITDA, before exceptional items, ARPU and free cash flow for the 2003 financial year.
(2)	Benefits principally comprise cars and private health insurance.
(3)	In January 2003, Paul Hazen received a deferred compensation payment of $88,851, which related to fees earned prior to the dissolution of the AirTouch board in 1999.
(4)	Salary and benefits for Vittorio Colao and Thomas Geitner have been translated at the average exchange rate for the year of €1.5570:£1.
(5)	Benefits for Arun Sarin have been translated at the average exchange rate for the year of $1.5446:£1.
(6)	Under the terms of an agreement, Sam Ginn, a former director of the Company, provides consultancy services to the Group and is entitled to certain benefits. The estimated value of benefits received by him to 31 March 2003 was £221,000, translated at the average exchange rate for the year of $1.5446:£1. Payments totalling £289,000 were made to a former director in the year pending recovery of the sum under the terms of an insured long term disability plan; a settlement in respect of sums claimed has been reached and no further payments will be made.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      61

Back to Contents

BOARD’S REPORT TO SHAREHOLDERS ON DIRECTORS’ REMUNERATION Continued

The aggregate remuneration paid by the Company to its senior management* as a group for services in all capacities for the year ended 31 March 2003, is set out below. The aggregate number of senior management in the year ended 31 March 2003 was 7, compared to 8 in the year ended 31 March 2002.

	2003	2002
	£000	£000

Salaries and fees	2,502	2,552
Incentive schemes**	5,339	2,781
Benefits	213	176

	8,054	5,509

*	Aggregate remuneration for senior management is in respect of those individuals who were members of the Executive Committee as at or during the year ended 31 March 2003, other than executive directors.
**	Comprises incentive scheme information for senior management given on an equivalent basis to that disclosed for directors in the table on page 61. Details of share incentives awarded to directors and senior management are included in footnotes to the Short Term Incentive, Long Term Incentives and Share Options tables on pages 63 and 64.

Pensions

Pension benefits earned by the directors in the year to 31 March 2003 were:

	Total accrued benefit at 31 March 2003	(1)	Change in accrued benefit over the year	(1)	Transfer value at 31 March 2002	(2)	Transfer value at 31 March 2003	(2)	Change in transfer value over year less member contributions	Change in accrued benefit in excess of inflation	Transfer value of change in accrued benefit net of member contributions
Name of director	£000		£000		£000		£000		£000	£000	£000

Sir Christopher Gent	662.0		136.8		7,083.8		10,388.9		3,262.6	120.0	1,840.7
Peter Bamford(3)	19.0		3.6		147.2		217.4		66.8	3.1	32.3
Thomas Geitner(4)	45.5		21.1		228.4		510.7		282.3	20.3	227.3
Julian Horn-Smith	397.1		88.2		3,972.9		5,962.4		1,961.1	78.3	1,147.6
Ken Hydon	424.6		69.0		5,749.3		7,864.1		2,091.6	57.6	1,043.4

Notes:
(1)	The pension benefits earned by the directors are those which would be paid annually on retirement, on service to the end of the year, at the normal retirement age. Salaries have been averaged over three years where necessary in order to compare with Inland Revenue regulations. The increase in accrued pension excludes any increase for inflation.
(2)	The transfer values have been calculated on the basis of actuarial advice in accordance with the Faculty and Institute of Actuaries’ Guidance Note GN11. No director elected to pay additional voluntary contributions.
(3)	Contributions paid to a funded unapproved retirement benefit scheme for the benefit of Peter Bamford amounted to £141,075 in the year.
(4)	In respect of Thomas Geitner the amounts as at the end of the previous year have been translated at an exchange rate for the year of €1.5570:£1. Other amounts have been translated at the year-end exchange rate of €1.4486:£1.

In respect of Vittorio Colao, a contribution is made to a defined contribution plan for dirigenti in Italy which includes the supplementary dirigenti contribution required under the National Collective Agreements. In the 2003 financial year the contribution amounted to £4,939. This amount has been translated at the average exchange rate for the year of €1.5570:£1. No other pension benefits are provided.

In respect of senior management, the Group has made aggregate contributions of £457,617 into pension schemes.

62     Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

Directors’ interests in the shares of the Company

Short Term Incentive

Conditional awards of ordinary shares made to executive directors under the STIP, and dividends on those shares paid under the terms of the Company’s scrip dividend scheme and dividend reinvestment plan, are shown below. STIP shares which vested and were sold or transferred during the year ended 31 March 2003 are also shown below.

	Total interest in STIP at 1 April 2002	Shares conditionally awarded during the year as base award in respect of 2001/2002 STIP awards			Shares conditionally awarded during the year as enhancement shares in respect of 2001/2002 STIP awards			Number of shares added during the year through dividend reinvestment	Number of shares sold or transferred during the year in respect of 1999/2000 STIP awards(1)		Total interest in STIP as at 31 March 2003

										In	Number	Number
	Total		Value at			Value at			In	respect of	of	of
	number		date of			date of		Total	respect	enhance-	base	enhance-	Total
	of		award	(2)(3)		award	(3)	number of	of base	ment	award	ment	value	(4)
	shares	Number	£000		Number	£000		shares	awards	shares	shares	shares	£000

Sir Christopher Gent	860,760	–	–		–	–		12,141	53,133	26,566	528,800	264,402	896

Peter Bamford	–	700,609	644		350,304	322		7,296	–	–	705,473	352,736	1,196

Thomas Geitner	–	202,971	187		101,486	93		2,113	–	–	204,380	102,190	346

Julian Horn-Smith	469,731	–	–		–	–		6,618	29,665	14,832	287,903	143,949	488

Ken Hydon	467,619	–	–		–	–		6,601	28,245	14,123	287,906	143,946	488

Notes:
(1)	Shares in respect of 1999/2000 STIP awards were transferred on 1 July 2002 and 13 November 2002.
(2)	Previously disclosed within directors’ emoluments for the year ended 31 March 2002.
(3)	Value at date of award is based on the purchase price of the Company’s ordinary shares on 19 June 2002 of 91.97p.
(4)	The value at 31 March 2003 is calculated using the closing middle market price of the Company’s ordinary shares at 31 March 2003 of 113p.

The aggregate number of shares conditionally awarded during the year as base award and enhancement shares to the Company’s senior management is 634,837. For a description of the performance and vesting conditions, see “Short/medium term incentive” on pages 57 and 58.

Long Term Incentives

Conditional awards of ordinary shares made to executive directors under the Vodafone Group Long Term Incentive Plan and Vodafone Group Plc 1999 Long Term Stock Incentive Plan, and dividends on those shares paid under the terms of the Company’s scrip dividend scheme and dividend reinvestment plan, are shown below. Long Term Incentive shares that vested and were sold or transferred during the year ended 31 March 2003 are also shown below.

		Total interest in Long Term Incentives at 1 April 2002	Number of shares conditionally awarded during the year			Number of shares added during the year through dividend reinvestment	Number of shares forfeited in respect of 1999/2000 and 2000/2001 awards	Number of shares sold or transferred in respect of 1999/2000 and 2000/2001 awards		Total interest in Long Term Incentives at 31 March 2003

				Value at
				date of						Number	Total
				award	(3)					of	value	(5)
	Plan (1)(2)	Number	Number	£000		Number	Number	Number	(4)	shares	£000

Sir Christopher Gent	1	936,024	2,192,010	2,126		27,684	128,467	64,233		2,963,018	3,348
	2	1,620,793	–	–		12,564	–	1,633,357		–	–

Peter Bamford	1	504,036	1,022,938	992		13,844	66,196	33,098		1,441,524	1,629

Vittorio Colao	1	–	689,237	669		4,785	–	–		694,022	784

Thomas Geitner	1	224,454	783,118	760		8,747	–	–		1,016,319	1,148

Julian Horn-Smith	1	577,344	1,336,082	1,296		17,041	71,725	35,863		1,822,879	2,060
	2	648,316	–	–		5,025	–	653,341		–	–

Ken Hydon	1	507,164	1,022,938	992		13,869	68,298	34,149		1,441,524	1,629
	2	648,317	–	–		5,025	–	653,342		–	–

Notes:
(1)	Restricted share awards under the Vodafone Group Long Term Incentive Plan.
(2)	Restricted share awards under the Vodafone Group Plc 1999 Long Term Stock Incentive Plan.
(3)	The value of awards under the Vodafone Group Plc 1999 Long Term Incentive Plan is based on the purchase price of the Company’s ordinary shares on 1 August 2002 of 97p.
(4)	Shares in respect of 1999/2000 and 2000/2001 awards were sold or transferred on 1 July 2002 and 13 November 2002.
(5)	The value at 31 March 2003 is calculated using the closing middle market price of the Company’s ordinary shares at 31 March 2003 of 113p.

The aggregate number of shares conditionally awarded during the year to the Company’s senior management is 2,199,083 shares. For a description of the performance and vesting conditions see “Medium/long term incentives” on pages 58 and 59.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      63

Back to Contents

BOARD’S REPORT TO SHAREHOLDERS ON DIRECTORS’ REMUNERATION Continued

Share options

The following information summarises the directors’ options under the Vodafone Group Plc Savings Related Share Option Scheme, the Vodafone Group 1998 Sharesave Scheme, the Vodafone Group Plc Executive Share Option Scheme and the Vodafone Group 1998 Company Share Option Scheme, which are all Inland Revenue approved schemes. The table also summarises the directors’ options under the Vodafone Group Plc Share Option Scheme, the Vodafone Group 1998 Executive Share Option Scheme, the AirTouch Communications, Inc. 1993 Long Term Stock Incentive Plan and the Vodafone Group Plc 1999 Long Term Stock Incentive Plan, which are not Inland Revenue approved. No other directors have options under any of these schemes. Only under the Vodafone Group 1998 Sharesave Scheme may shares be offered at a discount in future grants of options.

							Weighted
	Options held at	Options		Options			average	Earliest
	1 April 2002	granted		exercised	Options	Options	exercise	date from	Latest
	or date of	during		during the	lapsed during	held at	price at	which	expiry
	appointment	the year	(1)	year	the year	31 March 2003	31 March 2003	exercisable	date

	Number	Number		Number	Number	Number	Pence

Sir Christopher Gent	16,085,639	9,294,123		14,375	–	25,365,387	166.8	Jul 00	Jul 12
Peter Bamford	7,861,728	4,350,652		–	7,627	12,204,753	166.0	Jul 00	Jul 12
Vittorio Colao(2)	100,146	2,911,465		–	–	3,011,611	99.2	Jul 04	Jul 12
Thomas Geitner	7,689,301	3,507,178		–	–	11,196,479	173.2	Jul 03	Jul 12
Julian Horn-Smith	10,352,949	5,776,841		330,375	5,314	15,794,101	151.7	Jul 00	Jul 12
Ken Hydon	8,363,852	4,350,652		14,375	4,576	12,695,553	159.6	Jul 00	Jul 12
Arun Sarin(3),(4)	11,250,000	–		–	–	11,250,000	194.2	Jun 99	Jul 06

	61,703,615	30,190,911		359,125	17,517	91,517,884

Notes:
(1)	The weighted average exercise price of options over shares in the Company granted during the year and listed above is 97 pence. The earliest date from which they are exercisable is August 2005 and the latest expiry date is July 2012. For a description of the performance and vesting conditions see “Medium/long term incentives” on pages 58 and 59.
(2)	On 4 November 2002, as a consequence of a financial restructuring of the Group’s holding companies, the vesting of options over Vodafone Italy shares granted to Vittorio Colao prior to his appointment to the Board was accelerated and the options became exercisable and were exercised. One third of the net proceeds of €3,433,914 arising on exercise was used to buy shares in Vodafone Group Plc. To redress the shortened option term, Vittorio Colao was granted a further option on 17 December 2002 over 10,355 shares in Vodafone Omnitel N.V., at an exercise price of €1,381.02, which will vest and become exercisable on 30 June 2003, the original vesting date of the Vodafone Italy options. These options will lapse on 1 July 2003 if not exercised. All future option grants to Vittorio Colao will be made over Vodafone Group Plc shares.
(3)	All options held by Arun Sarin are held in the form of American Depositary Shares, each representing ten ordinary shares of the Company, which are traded on the New York Stock Exchange. The number of ADSs over which Arun Sarin holds options is 1,125,000.
(4)	The terms of Arun Sarin’s share options allow exercise until the earlier of the date on which Arun Sarin ceases to be a director of the Company and the seventh anniversary of the respective dates of grant. The weighted average exercise price of options held by Arun Sarin has been translated at the average exchange rate for the year of $1.5446:£1.

The aggregate number of options granted during the year to the Company’s senior management is 18,487,814. The weighted average exercise price of the options granted to senior management during the year is 93.1 pence. The earliest date from which they are exercisable is 1 July 2005 and the latest expiry date is 31 July 2012. The weighted average exercise price of options granted to US-based senior management has been translated at the average exchange rate for the year of $1.5446:£1.

Further details of options outstanding at 31 March 2003 are as follows:

	Exercisable			Exercisable			Not yet exercisable

	Market price greater than option price(1)			Option price greater than market price(1)

	Options held	Weighted average exercise price	Latest expiry date	Options held	Weighted average exercise price	Latest expiry date	Options held	Weighted average exercise price	Earliest date from which exercisable

	Number	Pence		Number	Pence		Number	Pence

Sir Christopher Gent	178,000	58.7	Jul 04	1,052,500	192.3	Jul 09	24,134,887	166.5	Jul 03
Peter Bamford	150,500	58.7	Jul 04	563,500	181.5	Jul 09	11,490,753	166.7	Jul 03
Vittorio Colao	–	–	–	–	–	–	3,011,611	99.2	Jul 04
Thomas Geitner	–	–	–	–	–	–	11,196,479	173.2	Jul 03
Julian Horn-Smith	1,254,500	58.7	Jul 04	320,000	189.3	Jul 09	14,219,601	159.1	Jul 03
Ken Hydon	1,044,000	58.7	Jul 04	348,500	191.0	Jul 09	11,303,053	168.0	Jul 03
Arun Sarin(2)	5,000,000	104.40	Apr 05	6,250,000	266.09	Jul 06	–	–	–

	7,627,000			8,534,500			75,356,384

Notes:
(1)	The market price is the closing middle market price of the Company’s ordinary shares at 31 March 2003 of 113p.
(2)	Arun Sarin’s share options are in respect of American Depositary Shares, each representing ten ordinary shares in the Company, which are traded on the New York Stock Exchange. The number and option price have been converted into the equivalent amounts for the Company’s ordinary shares, with the option price being translated at the average exchange rate for the year of $1.5446:£1.

64     Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

The Company’s register of directors’ interests (which is open to inspection) contains full details of directors’ shareholdings and options to subscribe. These options by exercise price were:

	Option price	Options
		held at	Options	Options	Options	Options
		1 April 2002	granted	exercised	lapsed	held at
		or date of	during the	during the	during the	31 March
		appointment	year	year	year	2003

	Pence	Number	Number	Number	Number	Number

Vodafone Group Plc Executive Share Option Scheme (Approved – 1988)
Vodafone Group Plc Share Option Scheme (Unapproved – 1988)
Vodafone Group 1998 Company Share Option Scheme (Approved)
Vodafone Group 1998 Executive Share Option Scheme (Unapproved)
	48.3	316,000		316,000		–
	58.7	2,627,000				2,627,000
	155.9	1,520,500				1,520,500
	164.49	100,146				100,146
	255.0	764,000				764,000
	282.3	1,522,500				1,522,500
Vodafone Group Plc Savings Related Share Option Scheme (1988) Vodafone Group 1998 Sharesave Scheme
	48.0	43,125		43,125		–
	70.92	–	50,126			50,126
	127.0	17,517			17,517	–
AirTouch Communications, Inc. 1993 Long Term Incentive Plan(1)
	104.23	5,000,000				5,000,000
Vodafone Group Plc 1999 Long Term Stock Incentive Plan
	97.0	–	30,140,785			30,140,785
	151.56	2,796,100				2,796,100
	157.5	24,943,043				24,943,043
	266.09	6,250,000				6,250,000
	291.5	15,803,684				15,803,684

		61,703,615	30,190,911	359,125	17,517	91,517,884

Note:
(1)	These share options are in respect of American Depositary Shares, each representing ten ordinary shares in the Company, which are traded on the New York Stock Exchange. The number and option price have been converted into the equivalent amounts for the Company’s ordinary shares, with the option price being translated at the average exchange rate for the year of $1.5446:£1.

Details of the options exercised by directors of the Company in the year to 31 March 2003, are as follows:

	Options exercised		Market price	Gross
	during the	Option	at date of	pre-tax
	year	price	exercise	gain

	Number	Pence	Pence	£000

Sir Christopher Gent	14,375	48.0	84.25	5.2

Julian Horn-Smith	14,375	48.0	98.5	7.3

	316,000	48.3	114.5	209.2

Ken Hydon	14,375	48.0	84.25	5.2

	359,125			226.9

Note:
The aggregate gross pre-tax gain made on the exercise of share options in the year by the above Company’s directors was £226,873 (2002: £129,328). The closing middle market price of the Company’s shares at the year end was 113p, its highest closing price in the year having been 131.25p and its lowest closing price having been 80.5p.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      65

Back to Contents

BOARD’S REPORT TO SHAREHOLDERS ON DIRECTORS’ REMUNERATION Continued

Beneficial interests

The directors’ beneficial interests in the ordinary shares of the Company, which includes interests in the Vodafone Group Profit Sharing Scheme and the Vodafone Share Incentive Plan, but which excludes interests in the Vodafone Group Share Option Schemes, the Vodafone Group Short Term Incentive or in the Vodafone Group Long Term Incentives, are shown below:

	23 May 2003	31 March 2003	1 April 2002 or date of appointment

Lord MacLaurin	94,495	94,495	87,170
Sir Christopher Gent	3,340,951	3,340,951	2,199,552
Peter Bamford	258,748	258,336	218,199
Vittorio Colao(1)	643,848	643,848	Nil
Thomas Geitner	12,350	12,350	12,350
Julian Horn-Smith	1,448,841	1,448,427	858,890
Ken Hydon	1,836,232	1,835,818	1,348,483
Paul Hazen(2)	360,900	360,900	422,450
Dr Michael Boskin(3)	212,500	212,500	212,500
Professor Sir Alec Broers	19,099	19,099	19,024
Dr John Buchanan(4)	Nil	N/a	N/a
Penny Hughes	22,500	22,500	22,500
Arun Sarin(5)	4,832,560	4,832,560	4,832,560
Sir David Scholey	50,000	50,000	50,000
Jürgen Schrempp	Nil	Nil	Nil

Notes:
(1)	These shares are held in escrow and will be released on 30 June 2003.
(2)	Paul Hazen’s interest reduced as previously held family beneficial interests over 61,550 shares are no longer held.
(3)	On 14 August 1996, prior to the Company’s merger with AirTouch, Dr Michael Boskin entered into an agreement with AirTouch to provide him with a $100,000 unsecured promissory note facility for the purpose of financing the purchase of AirTouch common stock pursuant to the 1993 Long Term Incentive Plan, bearing interest at a market rate. On 8 January 2003, Dr Michael Boskin repaid the loan and accumulated interest in full.
(4)	John Buchanan was appointed to the Board on 1 April 2003.
(5)	Arun Sarin also has a non-beneficial interest as the trustee of two family trusts, each holding 5,720 shares.

In July 2000, Sir Christopher Gent undertook to acquire and maintain a shareholding of two million shares within twelve months and Julian Horn-Smith and Ken Hydon each undertook to maintain a shareholding of not less than 500,000 shares. The directors have complied with these undertakings.

Changes to the interests of the directors of the Company in the ordinary shares of the Company during the period 1 April 2003 to 23 May 2003 relate to shares acquired either through Vodafone Group Personal Equity Plans or the Vodafone Share Incentive Plan. As at 31 March 2003 and during the period 1 April 2003 to 23 May 2003, no director had any interest in the shares of any subsidiary company except for Julian Horn-Smith who owned 18,000 ordinary shares of Vodafone Greece, and Vittorio Colao and Thomas Geitner who each owned 10 ordinary shares of Vodafone Portugal.

Other than those individuals included in the table above who were Board members as at 31 March 2003, members of the Group’s Executive Committee, other than executive directors, as at 31 March 2003, had an aggregate beneficial interest in 1,455,118 ordinary shares of the Company and, as at 23 May 2003, had an aggregate beneficial interest in 1,461,894 ordinary shares of the Company, none of whom had an individual beneficial interest amounting to greater than 1% of the Company’s ordinary shares.

Interests in share options of the Company at 23 May 2003

At 23 May 2003, there had been no change to the directors’ interests in share options from 31 March 2003.

Other than those individuals included in the table above, as at 23 May 2003, members of the Group’s Executive Committee, other than executive directors, as at 31 March 2003, held options for 28,141,475 ordinary shares at prices ranging from 48.3 pence to 291.5 pence per ordinary share, with a weighted average exercise price of 156.9 pence per ordinary share exercisable at dates ranging from July 1999 to August 2012, and options for 2,011,659 ADSs at prices ranging from $13.65 to $58.69 per ADS, with a weighted average exercise price of $24.99 per ADS, exercisable at dates ranging from June 1999 to July 2012.

Lord MacLaurin, Paul Hazen, Dr Michael Boskin, Professor Sir Alec Broers, Dr John Buchanan, Penny Hughes, Sir David Scholey and Jürgen Schrempp held no options at 23 May 2003.

The number and option price of the outstanding share options at 23 May 2003 have been converted into the equivalent amounts of the Company’s ordinary shares with the option price being translated at $1.6376 per £1.00, the Noon Buying Rate in the City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on 23 May 2003.

66      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

CORPORATE SOCIAL RESPONSIBILITY AND ENVIRONMENTAL ISSUES

Corporate Social Responsibility

Business success is based on the ability to create and maintain meaningful relationships with key stakeholder groups. These groups include customers, shareholders, employees, suppliers, regulators and local communities. These groups have interests that extend beyond short term financial results and are influenced by social and environmental issues in a broad context.

The Group recognises these issues and regards a strong corporate social responsibility, (“CSR”) programme as an important part of achieving sustainable business success. This is recognised in the establishment of one of the four corporate Values, “Passion for the world around us” and in the personal commitment made by the Chief Executive and Group Chief Operating Officer in taking the message directly to over 27,000 managers and staff since the launch of these Values.

Members of the Board are involved in aspects of CSR in several different ways. For example, CSR policy-related matters are managed through the Group Policy Committee, chaired by the Chief Executive. Seven high priority initiatives on environmental and other CSR-related issues have been approved. Each of the initiatives is sponsored by an operating company chief executive officer, or senior Group executive, and they are monitored on a regular basis by the Group Operational Review Committee, chaired by the Group Chief Operating Officer. The Group’s Council Member on the World Business Council for Sustainable Development is the Group Strategy Director.

The basis of the Group’s approach to CSR is a thorough understanding of how and why CSR-related issues have significance for the Group. This is developed through the expertise of dedicated managers at Group and operating company level and through broad consultation with both internal and external stakeholder groups. Engagement has included in depth survey work, and meetings with prominent members of the socially responsible investment community and certain non-governmental organisations.

The Company is publishing its third separate CSR Report. CSR web pages can be found at www.vodafone.com. The CSR Report covers many of the issues set out in this section in more detail and provides an update on progress against commitments made last year.

For example:

•	The Group has organised a major conference for its key global suppliers with the purpose of developing closer co-operation on CSR-related matters.

•	The Group and operating companies have implemented new environmental and community data gathering systems and procedures and these will be used to underpin monitoring and reporting of performance against commitments.

•	An organisational learning strategy for CSR is being developed. This will address learning at all levels within the business, including further integration of CSR matters into global management development programmes. At the same time, CSR features in the global competency framework that has been established to support the development of people across the Group.

•	A preliminary model of how to assess and measure the social and environmental value that comes from certain mobile applications has been developed and tested in the UK with a view to extending it to other operations.

•	The Vodafone Group Foundation was formally launched in June 2002 and has implemented a programme of grant making activity in accordance with its mission statement published last year. There are now twelve local foundations across the Group to support local communities at country level. Twenty-one global projects and numerous national level projects have now been funded and launched. Further details of the Vodafone Group Foundations’ activities are available in the CSR Report.

•	The Company has retained its position in both the FTSE4Good and Dow Jones Sustainability Indices.

•	Last year the Group reported the publication of its Business Principles. This year has seen the roll-out of these across the Group and the continuing development of a process to gain assurance that these principles are at the centre of business activities.

To progress towards more detailed assurance in relation to CSR reporting, Deloitte & Touche has carried out an assessment of the environmental, occupational health and safety and community data gathering and collation processes at Group level. Their findings can be found within the Company’s CSR Report. They have also reviewed this statement to check for consistency with the findings of their work. The London Benchmarking Group has also issued an assurance report in relation to our charitable giving and community engagement.

In addition to the CSR report, Vodafone Italy has also published its own CSR report and the Company will be encouraging other operating companies to do so in the future.

The next years will see a strong focus on further delivery against our commitments and increasing the integration of CSR into our core business processes.

Environmental Issues

The Group recognises that most business activities have an interaction with the natural environment and that any associated negative impacts are a legitimate concern for society as a whole. The negative impacts that arise from mobile telecommunications companies are, arguably, less significant than those that arise in certain other sectors. Nevertheless, the Group is committed to identifying and minimising these impacts in an appropriate manner.

Over the last twelve months, the Company has put in place a series of programmes that address significant environmental issues. These include addressing the concerns related to the perceived link between radio frequencies (“EMF”) and health, the use of energy across the Group’s operations, the reuse and recycling of handsets and accessories, the management of waste and the use of ozone depleting substances used in our operations. Progress is being made across all of these projects.

For example:

•	All operating companies now provide information about radio frequency levels on request. In addition, seven operating companies are now running field monitoring schemes based on the success of a project in Cassiopea, Italy. Best practice in relation to communication about radio frequency levels will be further promoted.

•	Schemes to re-use and recycle handsets and accessories are now in place across over 90% of the customer base. A target has been set of achieving a 10% increase in the number of handsets returned for reuse or recycling by 2005.

•	A series of operational improvements for saving energy have now been identified by cross-functional teams in the operating companies.

•	An independent review of management practices in relation to waste and ozone depleting substances is underway in three operating companies and best practices will be promoted across the Group.

In relation to radio frequencies, the Group continues to recognise concerns relating to potential health risks and has continued to monitor any scientific developments in this area. The Group has also committed €8 million to independent research in this area at both the international and national levels.

The Group commits to disclosing any information that comes to its knowledge that clearly demonstrates that any of its products and services breach internationally accepted safety standards or guidelines.

Further details of these initiatives, and progress against environment-related commitments made last year, are provided in the Company’s 2002/03 CSR Report.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      67

Back to Contents

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

United Kingdom company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for that period. In preparing those financial statements, the directors are required to:

•	select suitable accounting policies and apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	state whether applicable accounting standards have been followed; and

•	prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for the system of internal control, for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Directors’ Report signed by Order of the Board

Stephen Scott
Secretary
27 May 2003

68      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      69

Back to Contents

REPORT OF INDEPENDENT AUDITORS

Independent auditors’ report to the members of the Company

We have audited the Consolidated Financial Statements of Vodafone Group Plc for the year ended 31 March 2003, which comprise the consolidated and Company balance sheets at 31 March 2003 and 2002, the consolidated profit and loss accounts, the consolidated cash flow statements, the consolidated statements of total recognised gains and losses and the movement in total equity shareholders’ funds for the three years ended 31 March 2003 and the related notes 1 to 37. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the Board’s Report to Shareholders on Directors’ Remuneration that is described as having been audited.

Respective responsibilities of directors and auditors

As described in the Statement of Directors’ Responsibilities, the Company’s directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the Annual Report & Accounts and Form 20-F including the Board’s Report to Shareholders on Directors’ Remuneration. Our responsibility is to audit the financial statements and the part of the Board’s Report to Shareholders on Directors’ Remuneration described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Board’s Report to Shareholders on Directors’ Remuneration described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors’ Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the Corporate Governance statement reflects the Company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the Directors’ Report and the other information contained in the Annual Report & Accounts and Form 20-F for the year ended 31 March 2003 as described in the contents section, including the unaudited part of the Board’s Report to Shareholders on Directors’ Remuneration and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinions

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board and with generally accepted auditing standards in the United States of America. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Board’s Report to Shareholders on Directors’ Remuneration described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Board’s Report to Shareholders on Directors’ Remuneration described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Board’s Report to Shareholders on Directors’ Remuneration described as having been audited.

70      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

REPORT OF INDEPENDENT AUDITORS

Opinions

UK opinion

In our opinion:

•	the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 March 2003 and of the loss of the Group for the year then ended; and

•	the financial statements and that part of the Board’s Report to Shareholders on Directors’ Remuneration described as having been audited have been properly prepared in accordance with the Companies Act 1985.

US opinion

In our opinion the financial statements present fairly, in all material respects, the consolidated financial position of the Group at 31 March 2003 and 2002 and the consolidated results of its operations and cash flows for each of the three years in the period ended 31 March 2003 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net loss for each of the three years ended 31 March 2003 and the determination of shareholders’ equity at 31 March 2003 and 2002 to the extent summarised in note 37 to the financial statements.

Deloitte & Touche
Chartered Accountants and Registered Auditors
London, England

27 May 2003

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      71

Back to Contents

CONSOLIDATED PROFIT AND LOSS ACCOUNTS FOR THE YEARS ENDED 31 MARCH

		2003	2003		2002		2001
	Note	$m	£m		£m		£m

Total Group turnover
Group and share of joint ventures and associated undertakings		61,821	39,152		33,541		23,993
Less: Share of joint ventures		(13)	(8)		(3)		(98)
Share of associated undertakings		(13,846)	(8,769)		(10,693)		(8,891)

	3	47,962	30,375		22,845		15,004

Group turnover	3	47,962	30,375		22,845		15,004

Operating loss	3, 5	(8,361)	(5,295)		(10,377)		(6,439)
Share of operating loss in joint ventures and associated undertakings		(246)	(156)		(1,457)		(550)

Total Group operating loss
Group and share of joint ventures and associated undertakings	3	(8,607)	(5,451)		(11,834)		(6,989)

Exceptional non-operating items	6	(9)	(5)		(860)		80

Loss on ordinary activities before interest	3	(8,616)	(5,456)		(12,694)		(6,909)

Net interest payable and similar items	7	(1,187)	(752)		(845)		(1,177)

Group		(721)	(457)		(503)		(850)
Share of joint ventures and associated undertakings		(466)	(295)		(342)		(327)

Loss on ordinary activities before taxation		(9,803)	(6,208)		(13,539)		(8,086)

Tax on loss on ordinary activities	8	(4,667)	(2,956)		(2,140)		(1,426)

Group		(4,143)	(2,624)		(1,925)		(1,195)
Share of joint ventures and associated undertakings		(524)	(332)		(215)		(231)

Loss on ordinary activities after taxation		(14,470)	(9,164)		(15,679)		(9,512)

Equity minority interests		(936)	(593)		(415)		(314)
Non-equity minority interests		(98)	(62)		(61)		(59)

Loss for the financial year		(15,504)	(9,819)		(16,155)		(9,885)

Equity dividends	9	(1,822)	(1,154)		(1,025)		(887)

Retained loss for the Group and its share of joint ventures and associated undertakings	24	(17,326)	(10,973)		(17,180)		(10,772)

Basic and diluted loss per share	10	(22.75)¢	(14.41	)p	(23.77	)p	(16.09	)p

The accompanying notes are an integral part of these Consolidated Financial Statements.

The unaudited US dollar amounts are prepared on the basis set out in note 1.

72       Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

BALANCE SHEETS AT 31 MARCH

			Group			Company

		2003	2003	2002	2003	2002
	Note	$m	£m	£m	£m	£m
Fixed assets
Intangible assets	11	170,667	108,085	105,944	–	–
Tangible assets	12	30,907	19,574	18,541	–	–
Investments		42,680	27,030	28,977	104,655	103,299

Investments in joint ventures:
Loans to joint ventures	13	–	–	321	–	321
Investments in associated undertakings	13	40,777	25,825	27,249	–	9
Other investments	13	1,903	1,205	1,407	104,655	102,969

		244,254	154,689	153,462	104,655	103,299

Current assets
Stocks	15	576	365	513	–	–
Debtors	16	11,779	7,460	7,053	44,699	33,190
Investments	17	460	291	1,792	287	–
Cash at bank and in hand		750	475	80	215	–

		13,565	8,591	9,438	45,201	33,190
Creditors: amounts falling due within one year	18	(22,569)	(14,293)	(13,455)	(76,087)	(70,073)

Net current liabilities		(9,004)	(5,702)	(4,017)	(30,886)	(36,883)

Total assets less current liabilities		235,250	148,987	149,445	73,769	66,416
Creditors: amounts falling due after more than one year	19	(21,722)	(13,757)	(13,118)	(8,171)	(5,725)
Provisions for liabilities and charges		(5,836)	(3,696)	(2,899)	–	–

Investments in joint ventures:
Share of gross assets		–	–	76	–	–
Share of gross liabilities		–	–	(345)	–	–

	13	–	–	(269)	–	–
Other provisions	22	(5,836)	(3,696)	(2,630)	–	–

		207,692	131,534	133,428	65,598	60,691

Capital and reserves
Called up share capital	23	6,750	4,275	4,273	4,275	4,273
Share premium account	24	82,223	52,073	52,044	52,073	52,044
Merger reserve	24	156,206	98,927	98,927	–	–
Capital reserve		–	–	–	88	88
Other reserve	24	1,331	843	935	843	935
Profit and loss account	24	(43,339)	(27,447)	(25,606)	8,319	3,351

Total equity shareholders’ funds		203,171	128,671	130,573	65,598	60,691
Equity minority interests		2,918	1,848	1,727	–	–
Non-equity minority interests	25	1,603	1,015	1,128	–	–

		207,692	131,534	133,428	65,598	60,691

The financial statements on pages 72 to 138 were approved by the Board of directors on 27 May 2003 and were signed on its behalf by:

SIR CHRISTOPHER GENT	Chief Executive

K J HYDON	Financial Director

The accompanying notes are an integral part of these Consolidated Financial Statements. The unaudited US dollar amounts are prepared on the basis set out in note 1.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      73

Back to Contents

CONSOLIDATED CASH FLOWS FOR THE YEARS ENDED 31 MARCH

		2003	2003	2002	2001
	Note	$m	£m	£m	£m
Net cash inflow from operating activities	30	17,593	11,142	8,102	4,587
Dividends received from joint ventures and associated undertakings		1,172	742	139	353
Net cash outflow for returns on investments and servicing of finance	30	(870)	(551)	(936)	(47)
Taxation		(1,394)	(883)	(545)	(1,585)
Net cash outflow for capital expenditure and financial investment		(8,484)	(5,373)	(4,447)	(19,011)

Purchase of intangible fixed assets		(156)	(99)	(325)	(13,163)
Purchase of tangible fixed assets		(8,352)	(5,289)	(4,145)	(3,698)
Purchase of investments		(884)	(560)	(44)	(3,254)
Disposal of tangible fixed assets		172	109	75	275
Disposal of investments		908	575	319	513
Loans to joint ventures		(93)	(59)	(233)	(85)
Loans to associated undertakings		–	–	(523)	–
Loans repaid by associated undertakings		–	–	–	5
Loans to businesses sold or acquired businesses held for sale		(79)	(50)	(116)	(1,509)
Loans repaid by acquired businesses held for sale		–	–	545	1,905

Net cash (outflow)/inflow from acquisitions and disposals		(7,706)	(4,880)	(7,691)	30,653

Purchase of interests in subsidiary undertakings		(5,557)	(3,519)	(3,078)	(219)
Net cash/(overdrafts) acquired with subsidiary undertakings		17	11	(2,514)	542
Proceeds on formation of joint venture		–	–	–	2,544
Purchase of interests in associated undertakings		(2,354)	(1,491)	(7,159)	(79)
Purchase of customer bases		(9)	(6)	(11)	(15)
Disposal of interests in joint ventures and associated undertakings		–	–	–	1,878
Disposal of interests in subsidiary undertakings		197	125	–	–
Disposal of acquired businesses held for sale		–	–	5,071	26,002

Equity dividends paid		(1,661)	(1,052)	(978)	(773)

Cash (outflow)/inflow before management of liquid resources and financing		(1,350)	(855)	(6,356)	14,177

Management of liquid resources		2,185	1,384	7,042	(7,541)
Net cash outflow from financing	30	(214)	(136)	(675)	(6,691)

Issue of ordinary share capital		44	28	3,581	65
Debt repayment		(260)	(165)	(4,268)	(6,800)
Issue of shares to minorities		2	1	12	44

Increase/(decrease) in cash in the year		621	393	11	(55)

Reconciliation of net cash flow to movement in net debt
Increase/(decrease) in cash in the year		621	393	11	(55)
Cash outflow from decrease in debt		260	165	4,268	6,800
Cash (inflow)/outflow from (decrease)/increase in liquid resources		(2,185)	(1,384)	(7,042)	7,541

(Increase)/decrease in net debt resulting from cash flows		(1,304)	(826)	(2,763)	14,286
Net debt acquired on acquisition of subsidiary undertakings		–	–	(3,116)	(13,726)
Translation difference		(1,304)	(826)	517	(629)
Premium on repayment of debt		(248)	(157)	–	–
Other movements		6	4	50	(10)

Increase in net debt in the year		(2,850)	(1,805)	(5,312)	(79)
Opening net debt		(19,002)	(12,034)	(6,722)	(6,643)

Closing net debt	31	(21,852)	(13,839)	(12,034)	(6,722)

The unaudited US dollar amounts are prepared on the basis set out in note 1.

74      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE YEARS ENDED 31 MARCH

	2003	2003	2002	2001
	$m	£m	£m	£m
Loss for the financial year
Group	(14,288)	(9,049)	(14,131)	(8,730)
Share of joint ventures	(98)	(62)	(211)	(32)
Share of associated undertakings	(1,118)	(708)	(1,813)	(1,123)

	(15,504)	(9,819)	(16,155)	(9,885)

Currency translation
Group	16,554	10,484	(1,980)	2,724
Share of joint ventures	3	2	4	45
Share of associated undertakings	(2,285)	(1,447)	(287)	2,403

	(14,272)	9,039	(2,263)	5,172

Total recognised losses relating to the year	(1,232)	(780)	(18,418)	(4,713)

MOVEMENTS IN TOTAL EQUITY SHAREHOLDERS’ FUNDS FOR THE YEARS ENDED 31 MARCH

	2003	2003	2002	2001
	$m	£m	£m	£m

Loss for the financial year	(15,504)	(9,819)	(16,155)	(9,885)
Equity dividends	(1,822)	(1,154)	(1,025)	(887)

	(17,326)	(10,973)	(17,180)	(10,772)
Currency translation	14,272	9,039	(2,263)	5,172
New share capital subscribed, net of issue costs	49	31	5,984	8,972
Goodwill transferred to the profit and loss account in respect of business disposals	–	–	3	1
Scrip dividends	–	–	–	67
Shares to be issued	–	–	(978)	978
Other	2	1	–	(5)

Net movement in total equity shareholders’ funds	(3,003)	(1,902)	(14,434)	4,413
Opening total equity shareholders’ funds	206,174	130,573	145,007	140,594

Closing total equity shareholders’ funds	203,171	128,671	130,573	145,007

The accompanying notes are an integral part of these Consolidated Financial Statements.
The unaudited US dollar amounts are prepared on the basis set out in note 1.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      75

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Consolidated Financial Statements

Statutory financial information

The Consolidated Financial Statements are prepared in accordance with applicable accounting standards and in conformity with generally accepted accounting principles in the United Kingdom (“UK GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States of America (“US GAAP”) – see note 37.

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

Amounts in the Consolidated Financial Statements are stated in pounds sterling (£), the currency of the country in which the Company is incorporated. The translation into US dollars of the Consolidated Financial Statements as of, and for the financial year ended, 31 March 2003, is for convenience only and has been made at the Noon Buying Rate for cable transfers as announced by the Federal Reserve Bank of New York for customs purposes on 31 March 2003. This rate was $1.5790:£1. This translation should not be construed as a representation that the pound sterling amounts actually represented have been, or could be, converted into dollars at this or any other rate.

Restatement

In the Annual Report & Accounts and Form 20-F for the year ended 31 March 2002, the Group restated the results for the year ended 31 March 2001 and 31 March 2000 following the adoption of FRS 19, “Deferred tax”, and the change in the basis of presentation of the geographical analysis of results.

2.	Accounting policies

The Group’s material accounting policies are described below. For a discussion on the Group’s critical accounting policies see “Operating and Financial Review and Prospects – Critical Accounting Policies” elsewhere in this Annual Report.

Accounting convention

The Consolidated Financial Statements are prepared under the historical cost convention and in accordance with applicable accounting standards of the United Kingdom Accounting Standards Board and pronouncements of its Urgent Issues Task Force.

Basis of consolidation

The Consolidated Financial Statements include the accounts of the Company, its subsidiary undertakings and its share of the results of joint ventures and associated undertakings for financial statements made up to 31 March 2003. A listing of the Company’s principal subsidiary undertakings and associated undertakings is given in note 36.

The acquisition of the remaining stake in Vizzavi and the acquisition of increased stakes in certain existing subsidiary undertakings and associated undertakings, have all been accounted for as acquisitions in accordance with FRS 6, “Acquisitions and Mergers”.

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

Turnover

Group turnover comprises turnover of the Company and its subsidiary undertakings. Total Group turnover comprises Group turnover plus the Group’s share of the turnover of its associated undertakings and joint ventures and is stated after excluding sales taxes, discounts and sales between Group companies.

Turnover from mobile telecommunications comprises amounts charged to customers in respect of monthly access charges, airtime usage, messaging, the provision of other mobile telecommunication services, including data services and information provision, fees for connecting customers to a mobile network, revenues from the sale of equipment, including handsets, and revenues arising from the Group’s franchise agreements entered into with partner networks. Access charges and airtime used by contract customers are invoiced and recorded as part of a periodic billing cycle and recognised as turnover over the related access period, with unbilled turnover resulting from services already provided from the billing cycle date to the end of each period accrued and

76      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

unearned monthly access charges relating to periods after each accounting period deferred. Revenue from the sale of prepaid credit is deferred until such time as the customer uses the airtime.

Other turnover from mobile telecommunications primarily comprises equipment sales, which are recognised upon delivery to customers, and connection revenues, which are recognised upon connection of the customer to the network.

Revenue from data services and information provision is recognised when the Group has performed the related service and depending on the nature of the service is recognised either at the gross amount billed to the customer or the amount receivable by the Group as commission for facilitating the service.

Turnover from other businesses primarily comprise amounts charged to customers of the Group’s fixed line businesses, primarily in respect of access charges and line usage, invoiced and recorded as part of a periodic billing cycle.

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

Pensions

Costs relating to defined benefit plans, which are subject to periodic valuations calculated by professionally qualified actuaries, are charged against profits, within staff costs, so that the expected costs of providing pensions are recognised during the period in which benefit is derived from the employees’ services.

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

Goodwill

Goodwill is calculated as the surplus of fair value of consideration over fair value attributed to the identifiable net assets and liabilities (excluding goodwill) of subsidiary, joint venture and associated undertakings acquired.

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

For acquisitions made before 1 April 1998, when FRS 10, “Goodwill and Intangible Assets”, was adopted, goodwill was written off directly to reserves. Goodwill written off directly to reserves is included in the profit and loss account when the related business is sold.

Other intangible fixed assets

Purchased intangible fixed assets, including licence fees, are capitalised at cost.

Network licence costs are amortised over the periods of the licences. Amortisation is charged from commencement of service of the network. The annual charge is calculated in proportion to the capacity of the network during the start up period and on a straight line basis thereafter.

Other intangible fixed assets are amortised over their expected useful economic life on a straight line basis.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      77

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Continued

2.   Accounting policies continued

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

Investments

The Consolidated Financial Statements include investments in associated undertakings using the equity method of accounting. An associated undertaking is an entity in which the Group has a participating interest and, in the opinion of the directors, can exercise significant influence over its operational and financial policies. The profit and loss account includes the Group’s share of the operating profit or loss, exceptional items, interest income or expense and attributable taxation of those entities. The balance sheet shows the Group’s share of the net assets or liabilities of those entities, together with loans advanced and attributed goodwill.

The Consolidated Financial Statements include investments in joint ventures using the gross equity method of accounting. A joint venture is an entity in which the Group has a long term interest and exercises joint control. Under the gross equity method, a form of the equity method of accounting, the Group’s share of the aggregate gross assets and liabilities underlying the investment in the joint venture is included in the balance sheet and the Group’s share of the turnover of the joint venture is disclosed in the profit and loss account.

Other investments, held as fixed assets, comprise equity shareholdings and other interests. They are stated at cost less provision for any impairment. Dividend income is recognised upon receipt and interest when receivable.

Stocks

Stocks are valued at the lower of cost and estimated net realisable value.

Deferred taxation

Deferred tax is provided in full on timing differences that exist at the balance sheet date and that result in an obligation to pay more tax, or a right to pay less tax in the future. The deferred tax is measured at the rate expected to apply in the periods in which the timing differences are expected to reverse, based on the tax rates and laws that are enacted or substantially enacted at the balance sheet date. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax is not provided on timing differences arising from the revaluation of fixed assets where there is no binding commitment to sell the asset. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

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

78       Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

3.   Segmental analysis

The Group’s business is principally the supply of mobile telecommunications services and products. Other operations primarily comprise fixed telecommunications businesses and the Vizzavi joint venture, until 29 August 2002, from which date the consolidated operation is included telecommunications services and products.

Segmental information is provided on the basis of geographic regions, being the basis on which the Group manages its world-wide interests.

Turnover is by origin, which is not materially different from turnover by destination.

	2003	2002	2001
	£m	£m	£m
Group turnover
Mobile telecommunications:
Northern Europe	6,057	5,432	4,511
Central Europe	4,775	4,177	4,031
Southern Europe	8,051	6,743	4,479

Europe	18,883	16,352	13,021
Americas	5	12	9
Asia Pacific	8,364	4,072	713
Middle East and Africa	290	306	308

	27,542	20,742	14,051
Other operations:
Europe	854	998	953
Asia Pacific	1,979	1,105	–

	30,375	22,845	15,004

Operating profit/(loss)
Mobile telecommunications:
Northern Europe	1,317	1,041	968
Central Europe	(5,071)	(4,860)	(4,975)
Southern Europe	(1,842)	(1,877)	(2,060)

Europe	(5,596)	(5,696)	(6,067)
Americas	(117)	(68)	(179)
Asia Pacific	702	15	7
Middle East and Africa	60	34	95

	(4,951)	(5,715)	(6,144)
Other operations:
Europe	(89)	(4,252)	(295)
Asia Pacific	(255)	(410)	–

	(5,295)	(10,377)	(6,439)

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      79

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Continued

3.   Segmental analysis continued

	2003	2002	2001
	£m	£m	£m
Share of operating profit/(loss) in joint ventures and associated undertakings
Mobile telecommunications:
Northern Europe	(170)	(284)	(350)
Central Europe	44	27	(16)
Southern Europe	3	(94)	(16)

Europe	(123)	(351)	(382)
Americas	(21)	(487)	(31)
Asia Pacific	2	(213)	(99)
Middle East and Africa	110	97	86

	(32)	(954)	(426)
Other operations:
Europe	(124)	(481)	(124)
Asia Pacific	–	(22)	–

	(156)	(1,457)	(550)

Total Group operating profit/(loss), before goodwill amortisation and exceptional items
Mobile telecommunications:
Northern Europe	2,222	1,685	1,284
Central Europe	1,616	1,543	1,097
Southern Europe	2,495	2,072	1,449

Europe	6,333	5,300	3,830
Americas	1,219	1,317	1,237
Asia Pacific	1,421	589	205
Middle East and Africa	197	161	213

	9,170	7,367	5,485
Other operations:
Europe	(138)	(306)	(281)
Asia Pacific	149	(17)	–

	9,181	7,044	5,204
Goodwill amortisation	(14,056)	(13,470)	(11,873)
Exceptional operating items (note 4)	(576)	(5,408)	(320)

	(5,451)	(11,834)	(6,989)

Exceptional non-operating items (note 6)
Mobile telecommunications:
Northern Europe	(3)	–	(19)
Central Europe	2	(20)	–
Southern Europe	(6)	52	261

Europe	(7)	32	242
Americas	(28)	–	(33)
Asia Pacific	(295)	(881)	(134)
Middle East and Africa	1	–	5

	(329)	(849)	80
Other operations:
Europe	348	(11)	–
Asia Pacific	(24)	–	–

	(5)	(860)	80

80      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

	2003	2002	2001
	£m	£m	£m
Profit/(loss) on ordinary activities before interest
Mobile telecommunications:
Northern Europe	1,145	757	599
Central Europe	(5,025)	(4,853)	(4,991)
Southern Europe	(1,845)	(1,919)	(1,815)

Europe	(5,725)	(6,015)	(6,207)
Americas	(166)	(555)	(243)
Asia Pacific	409	(1,079)	(226)
Middle East and Africa	171	131	186

	(5,311)	(7,518)	(6,490)
Other operations:
Europe	134	(4,744)	(419)
Asia Pacific	(279)	(432)	–

	(5,456)	(12,694)	(6,909)

Included within total Group operating loss are the following amounts in respect of depreciation and amortisation:

Depreciation and amortisation charges, excluding goodwill amortisation
Mobile telecommunications:
Northern Europe	657	550	374
Central Europe	600	474	349
Southern Europe	959	759	495

Europe	2,216	1,783	1,218
Americas	15	19	6
Asia Pacific	1,190	586	107
Middle East and Africa	56	57	36

	3,477	2,445	1,367
Other operations:
Europe	166	264	250
Asia Pacific	389	205	–

	4,032	2,914	1,617

Goodwill amortisation
Mobile telecommunications:
Northern Europe	1,025	900	668
Central Europe	6,643	6,377	6,026
Southern Europe	4,334	4,043	3,525

Europe	12,002	11,320	10,219
Americas	1,235	1,343	1,225
Asia Pacific	717	617	264
Middle East and Africa	27	30	29

	13,981	13,310	11,737
Other operations:
Europe	75	145	136
Asia Pacific	–	15	–

	14,056	13,470	11,873

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      81

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Continued

3.      Segmental analysis continued

	2003	2002
	£m	£m
Net assets/(liabilities) and attributed goodwill (before net borrowings) of subsidiary undertakings
Mobile telecommunications:
Northern Europe	10,765	10,415
Central Europe	50,090	50,581
Southern Europe	42,661	39,773

Europe	103,516	100,769
Americas	(1,771)	(1,444)
Asia Pacific	14,880	15,784
Middle East and Africa	568	809

	117,193	115,918
Other operations:
Europe	419	287
Asia Pacific	1,936	1,956

	119,548	118,161

Share of net assets and attributed goodwill of joint ventures and associated undertakings
Mobile telecommunications:
Northern Europe	4,958	3,374
Central Europe	2,216	2,203
Southern Europe	100	114

Europe	7,274	5,691
Americas	18,236	21,356
Asia Pacific	32	41
Middle East and Africa	337	179

	25,879	27,267
Other operations:
Europe	(64)	19
Asia Pacific	10	15

	25,825	27,301

Total net assets, before net borrowings	145,373	145,462
Net borrowings	(13,839)	(12,034)

	131,534	133,428

The Group’s total net assets, before net borrowings, primarily comprise long-lived assets of £154,689m (2002: £153,462m)
	2003	2002	2001
	£m	£m	£m
Capital expenditure on intangible and tangible fixed assets (excluding goodwill)
Mobile telecommunications:
Northern Europe	1,001	925	7,529
Central Europe	893	1,028	6,200
Southern Europe	1,270	1,695	2,552

Europe	3,164	3,648	16,281
Americas	9	23	67
Asia Pacific	1,393	826	366
Middle East and Africa	56	152	174

	4,622	4,649	16,888
Other operations:
Europe	135	214	380
Asia Pacific	186	255	–

	4,943	5,118	17,268

82       Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

4.      Exceptional operating items

	2003	2002	2001
	£m	£m	£m
Impairment of intangible and tangible fixed assets	485	5,100	91
Reorganisation costs	91	86	85
Share of exceptional operating items of associated undertakings and joint ventures	–	222	141
Other items	–	–	3

	576	5,408	320

The impairment charges for 2003 of £485m relate to the carrying value of goodwill for Iusacell (£80m) and tangible fixed assets in Japan Telecom (£405m). Reorganisation costs of £91m relate to the integration of Vizzavi and related restructuring of the Group’s Internet portal activities.

Exceptional operating items for 2002 of £5,408m primarily relate to impairment charges of £5,100m in relation to the carrying value of goodwill for Arcor, Cegetel, Iusacell and Japan Telecom, £86m reorganisation costs which relate to the Group’s operations in Australia and the UK and £222m for the Group’s share of exceptional items of its associated undertakings and joint ventures, which principally comprise £102m of, principally, asset write-downs in J-Phone Vodafone, and £115m of reorganisation costs in Verizon Wireless and Vizzavi.

Exceptional operating items for 2001 of £320m primarily comprise impairment charges of £91m in relation to the carrying value of certain assets within the Group’s Globalstar service provider businesses, £85m of reorganisation costs relating to the Group’s operations in Germany and the US, and £141m in relation to the Group’s share of restructuring costs incurred by Verizon Wireless.

5.      Operating loss

	2003	2002	2001
	£m	£m	£m
Group turnover	30,375	22,845	15,004
Cost of sales	(17,896)	(13,446)	(8,702)

	12,479	9,399	6,302

Selling and distribution costs	(1,883)	(1,457)	(1,162)
Administrative expenses	(15,891)	(18,319)	(11,579)

Goodwill amortisation	(11,875)	(10,962)	(9,585)
Exceptional operating items	(496)	(4,486)	(176)
Other administration costs	(3,520)	(2,871)	(1,818)

Total operating expenses	(17,774)	(19,776)	(12,741)

Operating loss	(5,295)	(10,377)	(6,439)

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003       83

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Continued

5.     Operating loss continued

Operating loss has been arrived at after charging:
	2003	2002	2001
	£m	£m	£m

Depreciation of tangible fixed assets:
Owned assets	3,783	2,702	1,568
Leased assets	196	178	25
Amortisation of goodwill	11,875	10,962	9,585
Amortisation of other intangible fixed assets	53	34	24
Research and development	164	110	72
Bad debt expense	193	196	127
Payments under operating leases:
Plant and machinery	78	38	19
Other assets	392	307	229
Auditors’ remuneration (see below):
Audit work	5	4	3
Other fees:
United Kingdom	2	–	2
Overseas	6	5	6

During the year ended 31 March 2003, £207m (2002: £163m) of own costs directly attributable to the construction or acquisition of tangible fixed assets were capitalised.

Auditors’ other fees incurred on acquisitions and specific capital projects and business acquisitions and disposals during the year totalling £7m (2002: £17m) have been excluded from the above analysis, of which £6m (2002: £2m) was incurred by overseas operations. The total amount charged by Deloitte & Touche for non-audit assignments of £15m (2002: £22m) is analysed below:
	2003	2002
	£m	£m

Audit related fees:
Due diligence reviews	–	3

Tax fees:
Compliance	1	1
Other tax advice	2	–

Other fees:
IT consultancy	10	18
Other	2	–

	15	22

Fees for IT consultancy for 2002 include £14m in respect of a contract awarded in 2000 and completed in 2002.

Joint ventures and associated undertakings

Group turnover includes sales to joint ventures and associated undertakings of £40m (2002: £27m, 2001: £211m), primarily comprising network airtime and access charges. Total operating costs include charges from joint ventures and associated undertakings of £91m (2002: £42m, 2001: £84m), primarily comprising roaming charges.

The Group’s share of the turnover and operating loss of joint ventures and associated undertakings is further analysed as follows:
	2003	2002	2001
	£m	£m	£m

Share of turnover:
Joint ventures	8	3	98
Associated undertakings	8,769	10,693	8,891

	8,777	10,696	8,989

Share of operating loss:
Joint ventures	(39)	(231)	(42)
Associated undertakings	(117)	(1,226)	(508)

	(156)	(1,457)	(550)

84      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

6.     Exceptional non-operating items
	2003	2002	2001
	£m	£m	£m

Amounts written off fixed asset investments	340	920	193
Profit on disposal of fixed asset investments	(255)	(9)	(6)
Profit on disposal of fixed assets	(3)	(10)	(6)
Profit on disposal of businesses	(22)	(41)	–
Profit on termination of hedging instrument	–	–	(261)
Share of associated undertakings profit on disposal of investment	(55)	–	–

	5	860	(80)

Amounts written off fixed asset investments for the years ended 31 March 2003 and 31 March 2002 primarily relate to the Group’s interest in China Mobile. The profit on disposal of fixed asset investments for 2003 primarily relates to the disposal of the Group’s 23.6% interest in Bergemann GmbH, through which the Group’s 8.2% stake in Ruhrgas AG was held. The share of associate profit on disposal of investment relates to the completion of the disposal for cash of AOL Europe shares by Cegetel Group S.A.

The profit on disposal of fixed asset investments for the year ended 31 March 2002 relates to a profit on disposal of the Group’s 11.7% interest in the Korean mobile operator, Shinsegi. The profit on disposal of businesses for the year ended 31 March 2002 principally relates to a gain arising on the reduction in the Group’s interest in Vodafone Greece, from 55% to 51.9%.

The profit on termination of the hedging instrument arose in March 2001 upon the settlement of a hedging transaction entered into by the Group in order to obtain protection against an adverse market-related price adjustment included in the original terms of the agreement for the sale of Infostrada. This hedging transaction was terminated with cash proceeds to the Group of approximately €410 million. The amounts written off of fixed asset investments in the year ended 31 March 2001 are in relation to the Group’s previous interest in Globalstar and Shinsegi.

Under US GAAP, the above exceptional non-operating items would be reclassified as “Operating items” and would reduce or increase operating profit accordingly.

7.     Net interest payable and similar items
	2003	2002	2001
	£m	£m	£m

Parent and subsidiary undertakings:
Interest receivable and similar income	(647)	(468)	(306)

Interest payable and similar charges:
Bank loans and overdrafts	133	468	438
Other loans	976	494	707
Finance leases	14	9	11

	1,123	971	1,156

Group net interest payable	476	503	850

Share of joint ventures:
Interest payable and similar charges	8	12	2

Share of associated undertakings:
Interest receivable and similar income	(24)	(23)	(6)
Interest payable and similar charges	311	353	331

	287	330	325

Share of joint ventures and associated undertakings net interest payable	295	342	327

Other similar items	(19)	–	–

Net interest payable and similar items	752	845	1,177

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      85

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Continued

8.     Tax on loss on ordinary activities
	2003	2002	2001
	£m	£m	£m

United Kingdom
Corporation tax charge at 30%	195	187	191

Overseas corporation tax
Current tax:
Current year	1,971	857	957
Prior year	9	(322)	(48)

	1,980	535	909

Total current tax	2,175	722	1,100
Deferred tax – origination of and reversal of timing differences	818	1,489	381

Tax on profit on ordinary activities, before exceptional items	2,993	2,211	1,481
Tax on exceptional items	(37)	(71)	(55)

Total tax charge on ordinary activities	2,956	2,140	1,426

Parent and subsidiary undertakings	2,624	1,925	1,195
Share of joint ventures	17	(23)	(12)
Share of associated undertakings	315	238	243

	2,956	2,140	1,426

The effective rate of taxation for the year ended 31 March 2003 is (47.6)% (2002: (15.8)%, 2001: (17.6)%). This rate includes the impact of goodwill amortisation and exceptional items, which may not be deductible for tax purposes. The tax rate has benefited from the reorganisation of the Group’s Italian operations and a one-off benefit in Germany arising from the reorganisation of the German group of companies following the acquisition of the remaining minorities in the year ended 31 March 2003. In the prior year, the effective tax rate benefited from a one-off tax credit received in Germany arising from the distribution of earnings and also the Visco Law incentive scheme in Italy. The Visco Law has subsequently been replaced by a less favourable tax regime.

The tax recoverable on exceptional items of £37m (2002: £71m, 2001: £55m) is mainly in respect of reorganisation costs.

86      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

Reconciliation of expected tax charge using the standard tax rate to the actual current tax charge

The differences between the Group’s expected tax charge, using the Group’s standard corporation tax rate of 37.0% in 2003 (37.2% in 2002 and 2001), comprising the average rates of tax payable across the Group and weighted in proportion to accounting profits, and the Group’s current tax charge for each of those years were as follows:

	2003	2002	2001
	£m	£m	£m

Expected tax credit at standard tax rate on loss on ordinary activities	(2,295)	(5,037)	(3,008)
Amortisation of goodwill	5,196	5,011	4,417
Exceptional non-operating items	2	320	(30)
Exceptional operating items	213	2,012	119

Expected tax charge at standard tax rate on profit on ordinary activities,
before goodwill amortisation and exceptional items	3,116	2,306	1,498
Permanent differences	140	111	386
Excess tax depreciation over book depreciation	(404)	(423)	(131)
Short term timing differences	(64)	(559)	(215)
Deferred tax on overseas earnings	(424)	(491)	(79)
Losses carried forward utilised/current year losses for which no credit taken	278	415	264
Prior year adjustments	4	(92)	(43)
Non taxable profits/non deductible losses	(239)	(392)	(482)
International corporate tax rate differentials and other	(232)	(153)	(98)

Actual current tax charge (excluding tax on exceptional items)	2,175	722	1,100

Reconciliation of expected tax charge using the UK statutory tax rate to the actual tax charge

The differences between the Group’s expected tax charge, using the UK corporation tax rate of 30% in 2003, 2002 and 2001 and the Group’s tax charge for each of those years were as follows:

	2003	2002	2001
	£m	£m	£m

Expected tax credit at UK corporation tax rate on loss on ordinary activities	(1,863)	(4,062)	(2,426)
Amortisation of goodwill	4,217	4,041	3,562
Exceptional non-operating items	2	258	(24)
Exceptional operating items	173	1,622	96

Expected tax charge at UK corporation tax rate, before goodwill amortisation and exceptional items	2,529	1,859	1,208
Permanent differences	165	126	403
Excess tax depreciation over book depreciation	(40)	6	26
Short term timing differences	60	12	(2)
Losses carried forward utilised/current year losses for which no credit taken	161	385	261
Prior year adjustments	(9)	(79)	(44)
Net under/(over) charge relating to international associated undertakings	8	–	(56)
Non taxable profits/non deductible losses	(239)	(392)	(482)
International corporate tax rate differentials and other	358	294	167

Actual total tax charge (excluding tax on exceptional items)	2,993	2,211	1,481

At 31 March 2003, the Group had the following trading and non-trading losses available for carry forward. These losses are available for offset against future trading and non-trading profits of certain Group, joint venture and associated undertakings:

£m

UK subsidiaries’ trading and non-trading losses	173
International subsidiaries’ trading and non-trading losses	38,921
Share of international associated undertakings’ trading and non-trading losses	225

The loss in respect of international subsidiaries includes an amount of £34,142m that arose in an overseas holding company from the revaluation for local GAAP purposes of that company’s investments. The revaluation gives rise to a tax-deductible loss in the local company however, since it is uncertain whether this loss can be utilised, no deferred tax asset has been recognised. See note 22. Furthermore, any subsequent upward revaluation of the asset would cause a recapture of the losses in future years.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      87

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Continued

9.     Equity dividends

		2003		2002		2001
		Pence		Pence		Pence
		per		per		per
	2003	ordinary	2002	ordinary	2001	ordinary
	£m	share	£m	share	£m	share

Interim dividend paid	542	0.7946	492	0.7224	423	0.6880
Proposed final dividend	612	0.8983	511	0.7497	464	0.7140
Additional final dividend payable in respect of
the year ended 31 March 2001	–	–	22	–	–	–

	1,154	1.6929	1,025	1.4721	887	1.4020

10.     Loss per share

	2003	2002	2001
Weighted average number of shares (millions) in issue during the year and used to calculate basic and
diluted loss per share	68,155	67,961	61,439

	£m	£m	£m

Loss for basic and diluted loss per share	(9,819)	(16,155)	(9,885)

	Pence per	Pence per	Pence per
	share	share	share

Basic and diluted loss per share	(14.41)	(23.77)	(16.09)

Basic loss per share is stated inclusive of the following items:	£m	£m	£m

Goodwill amortisation	14,056	13,470	11,873
Exceptional operating items	576	5,408	320
Exceptional non-operating items	5	860	(80)
Tax on exceptional items	(37)	(71)	(55)
Share of exceptional items attributable to minority interests	(139)	(14)	–

	Pence per	Pence per	Pence per
	share	share	share

Goodwill amortisation	20.62	19.82	19.32
Exceptional operating items	0.85	7.96	0.53
Exceptional non-operating items	0.01	1.26	(0.13)
Tax on exceptional items	(0.06)	(0.10)	(0.09)
Share of exceptional items attributable to minority interests	(0.20)	(0.02)	–

Basic loss per share represents the net loss attributable to ordinary shareholders, being the loss on ordinary activities after taxation and minority interests. Diluted loss per share is the same as basic loss per share as it is considered that there are no dilutive potential ordinary shares.

88      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

<<

Back to Contents

11.     Intangible fixed assets

		Licence and
		spectrum
	Goodwill	fees	Total
	£m	£m	£m
Cost
1 April 2002	116,627	14,339	130,966
Exchange movements	13,534	936	14,470
Acquisitions (note 26)	3,290	–	3,290
Additions	–	145	145
Reclassifications	–	(41)	(41)

31 March 2003	133,451	15,379	148,830

Amortisation
1 April 2002	24,932	90	25,022
Exchange movements	3,811	(6)	3,805
Charge for the year	11,875	53	11,928
Reclassifications	–	(10)	(10)

31 March 2003	40,618	127	40,745

Net book value
31 March 2003	92,833	15,252	108,085

31 March 2002	91,695	14,249	105,944

For acquisitions prior to 1 April 1998, the cumulative goodwill written off to reserves, net of the goodwill attributed to business disposals, was £723m at 31 March 2003 (2002: £723m).

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      89

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Continued

12.     Tangible fixed assets

	Land	Equipment,	Network
	and	fixtures	infra-
	buildings	and fittings	structure	Total
	£m	£m	£m	£m
Cost
1 April 2002	858	4,231	18,162	23,251
Exchange movements	81	143	1,305	1,529
Acquisitions of businesses	10	69	–	79
Additions	160	1,275	3,363	4,798
Disposals	(33)	(151)	(294)	(478)
Reclassifications	94	(1,821)	1,727	–
Other movements	–	–	(181)	(181)

31 March 2003	1,170	3,746	24,082	28,998

Accumulated depreciation and impairment
1 April 2002	122	1,170	3,418	4,710
Exchange movements	16	47	455	518
Charge for the year	47	977	2,955	3,979
Amounts written off	2	52	405	459
Disposals	(1)	(98)	(136)	(235)
Reclassifications	36	(798)	762	–
Other movements	–	–	(7)	(7)

31 March 2003	222	1,350	7,852	9,424

Net book value
31 March 2003	948	2,396	16,230	19,574

31 March 2002	736	3,061	14,744	18,541

The net book value of land and buildings comprises freeholds of £666m (2002: £499m), long leaseholds of £129m (2002: £80m) and short leaseholds of £153m (2002: £157m). The net book value of equipment, fixtures and fittings and network infrastructure includes £378m (2002: £473m) in respect of assets held under finance leases (see note 27).

Other movements principally comprise a reduction in decommissioning and restoration provisions, capitalised in accordance with FRS 12, “Provisions, liabilities and assets”.

Network infrastructure at 31 March 2003 comprises:
		Short term	Equipment,
	Freehold	leasehold	fixtures
	premises	premises	and fittings	Total
	£m	£m	£m	£m

Cost	401	2,038	21,643	24,082
Accumulated depreciation	(75)	(653)	(7,124)	(7,852)

Net book value	326	1,385	14,519	16,230

31 March 2002
Net book value	503	944	13,297	14,744

90      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

13.     Fixed asset investments

Joint ventures and associated undertakings

	Group
	Joint	Associated
	ventures	undertakings
	£m	£m
Share of net (liabilities)/assets
1 April 2002	(269)	2,261
Exchange movements	(10)	(24)
Acquisitions	–	210
Share of retained results excluding goodwill amortisation	(62)	769
Share of goodwill amortisation	–	(40)
Reclassifications	341	33

31 March 2003	–	3,209

Capitalised goodwill
1 April 2002	–	24,970
Exchange movements	–	(1,429)
Acquisitions (note 26)	–	1,296
Goodwill amortisation	–	(2,141)
Impairment (note 14)	–	(80)

31 March 2003	–	22,616

Loan advances
1 April 2002	321	18
Exchange movements	12	6
Loan advances	47	2
Reclassifications	(380)	(26)

31 March 2003	–	–

Net book value
31 March 2003	–	25,825

31 March 2002	52	27,249

The Group’s share of its joint ventures’ and associated undertakings’ post acquisition accumulated (losses)/profits at 31 March 2003 amounted to £Nil (2002: £(269)m) and £2,816m (2002: £1,887m), respectively.

Reclassifications in relation to joint ventures result from the acquisition of the remaining 50% in the Vizzavi joint venture.

The maximum aggregate loans to joint ventures and associated undertakings (including former joint ventures and associated undertakings) during the year which are not included within loan advances at 31 March 2003 were £380m and £26m (2002: £Nil and £7m).

For acquisitions of associated undertakings prior to 1 April 1998, the cumulative goodwill written off to reserves, net of the goodwill attributed to business disposals, was £467m at 31 March 2003 (2002: £467m).

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      91

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Continued

13.     Fixed asset investments continued

The Group’s share of its joint ventures and associated undertakings comprises:

	Joint ventures		Associated undertakings
	2003	2002	2003	2002
	£m	£m	£m	£m

Share of turnover of joint ventures and associated undertakings	8	3	8,769	10,693

Share of assets
Fixed assets	–	55	8,390	7,487
Current assets	–	21	2,640	2,816

	–	76	11,030	10,303

Share of liabilities
Liabilities due within one year	–	372	5,261	5,136
Liabilities due after more than one year	–	–	2,127	2,782
Minority interests	–	(27)	433	124

	–	345	7,821	8,042

Share of net (liabilities)/assets	–	(269)	3,209	2,261
Loans	–	321	–	18
Attributed goodwill net of amortisation charges	–	–	22,616	24,970

	–	52	25,825	27,249

Analysed as:
Fixed asset investments	–	321	25,825	27,249
Provisions for liabilities and charges	–	(269)	–	–

	–	52	25,825	27,249

The Group’s principal associated undertakings and fixed asset investments are detailed in note 36.

The Group’s share of turnover, profits and losses, assets and liabilities of Verizon Wireless included in the above analysis is as follows:
			2003	2002
			£m	£m
Share of:
Turnover			5,806	5,602

Profit before taxation and goodwill amortisation			1,088	1,058
Goodwill amortisation			(1,202)	(1,259)

Loss on ordinary activities before taxation			(114)	(201)
Tax on loss on ordinary activities			(71)	(66)

Loss on ordinary activities after taxation			(185)	(267)

Fixed assets			6,140	5,777
Current assets			1,016	1,678
Liabilities due within one year			(3,514)	(3,782)
Liabilities due after more than one year			(1,622)	(2,148)
Minority interests			(433)	(123)

Share of net assets			1,587	1,402
Attributed goodwill net of amortisation charges			16,649	19,748

Share of net assets and attributed goodwill			18,236	21,150

92      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

Other fixed asset investments

Group
£m
Cost or valuation
1 April 2002	2,513
Exchange movements	(191)
Additions	560
Disposals	(330)
Reclassifications	16

31 March 2003	2,568

Amounts written off
1 April 2002	1,106
Exchange movements	(83)
Amounts written off during the year	340

31 March 2003	1,363

Net book value
31 March 2003	1,205

31 March 2002	1,407

Additions primarily comprise the acquisition of a further stake of approximately 1.1% in China Mobile for $750m (£513m). Disposals primarily comprise the sale of the Group’s 23.6% stake in Bergemann GmbH, through which the Group held an effective 8.2% stake in Ruhrgas AG.

Fixed asset investments at 31 March 2003 include 2,068,946 shares in the Company held by a Qualifying Employee Share Ownership Trust (“QUEST”). These shares had a £Nil cost to the Group. Further detail is provided within note 23.

Fixed asset investments also include 18,950,434 shares in the Company, held by the Vodafone Group Employee Trust, to satisfy the potential award of shares under the Group’s Long Term Incentive Plan and Short Term Incentive Plan, and 7,189,316 shares in the Company, held by the Group’s Australian and New Zealand businesses, in respect of an employee share option plan. The cost to the Group of these shares was £41m and their market value at 31 March 2003 was £30m.

The Company’s fixed asset investments can be analysed as follows:

	Subsidiary	Joint	Associated
	undertakings	ventures	undertakings	Total

	£m	£m	£m	£m
Cost
1 April 2002	107,052	321	9	107,382
Exchange movements	–	12	1	13
Additions	2,758	–	–	2,758
Disposals	(773)	–	–	(773)
Reclassifications	380	(380)	(10)	(10)
Loans to joint ventures	–	47	–	47

31 March 2003	109,417	–	–	109,417

Amounts written off
1 April 2002	4,083	–	–	4,083
Amounts written off during the year	679	–	–	679

31 March 2003	4,762	–	–	4,762

Net book value
31 March 2003	104,655	–	–	104,655

31 March 2002	102,969	321	9	103,299

Loans to joint ventures and associated undertakings included above amounted to £Nil and £Nil, respectively, at 31 March 2003 (2002: £321m and £9m, respectively).

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      93

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Continued

14.     Impairment

In accordance with applicable accounting standards the Group regularly monitors the carrying value of its fixed assets. A review was undertaken at 31 March 2003 to assess whether the carrying value of assets was supported by the net present value of future cash flows derived from assets using cash flow projections for each asset in respect of the period to 31 March 2013.

Cash flow projections for the mobile businesses reflect investment in network infrastructure to provide enhanced voice services and a platform for new data products and services, enabled by GPRS and 3G technologies, which are forecast to be significant drivers of future revenue growth. Capital expenditure is heaviest in the early years of the projections, but in most countries is expected to fall to below 10% of revenues by the year ended 31 March 2008. Revenue growth is forecast from a combination of new customers and richer customer propositions. Data revenue is expected to increase significantly to 2009 but grow at more modest rates to 2013. Voice ARPU is forecast to benefit in the longer term from new services and traffic moving from fixed networks to mobile networks following a period of stabilisation reflecting the impact of price declines.

Accordingly, the directors believe that it is appropriate to use projections in excess of five years as growth in cash flows for the period to 31 March 2013 for mobile businesses is expected to exceed relevant country growth in nominal GDP. For the years beyond 1 April 2013, forecast growth rates at nominal GDP have been assumed for mobile businesses and below nominal GDP for non-mobile businesses. The discount rates for the major markets reviewed were based on company specific pre-tax weighted average cost of capital percentages and ranged from 7.5% to 10.0% for mobile businesses.

In respect of the Group’s investment in China Mobile, the review assessed the carrying value against external analyst price targets.

The results of the review undertaken at 31 March 2003 indicated that, whilst no impairment charge is necessary in respect of the Group’s controlled mobile businesses, impairment charges totalling £810m were necessary in respect of non-controlled mobile and non-mobile businesses.

2003
£m

Japan Telecom	430
Iusacell	80
China Mobile	300

810

The charge in respect of China Mobile and £25m of the charge for Japan Telecom are included within non-operating exceptional items.

15.     Stocks

	Group
	2003	2002
	£m	£m

Work in progress	–	208
Goods held for resale	365	305

	365	513

Stocks are reported net of allowances for obsolescence, an analysis of which is as follows:

	2003	2002	2001
	£m	£m	£m

Opening balance at 1 April	126	32	9
Exchange adjustments	2	(7)	–
Amounts (credited)/charged to the profit and loss account	(27)	(5)	23
Acquisitions	–	106	–
Assets written off	(12)	–	–

Closing balance at 31 March	89	126	32

94       Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

16.     Debtors

		Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m

Due within one year:
Trade debtors	2,832	3,389	–	–
Amounts owed by subsidiary undertakings	–	–	43,282	32,424
Amounts owed by associated undertakings	45	26	10	–
Taxation recoverable	693	656	–	–
Group relief receivable	–	–	920	397
Other debtors	424	587	383	268
Prepayments and accrued income	2,214	1,437	–	–

	6,208	6,095	44,595	33,089

Due after more than one year:
Trade debtors	26	8	–	–
Other debtors	57	22	–	–
Prepayments	145	63	–	–
Deferred taxation (note 22)	1,024	865	104	101

	1,252	958	104	101

	7,460	7,053	44,699	33,190

A deferred tax asset of £1,024m has been recognised as at 31 March 2003 (2002: £865m). This asset relates to the closure of certain derivative financial instruments (£48m) and short term timing differences and losses (£976m). The directors are of the opinion, based on recent and forecast trading, that the level of profits and deferred tax liabilities booked in the current and next financial year will exceed the deferred tax assets being recognised.

The Company’s deferred tax asset of £104m (2002: £101m) is in respect of the closure of derivative financial instruments. Deferred tax assets not recognised amounted to £34m at March 2003 (2002: £32m) and arose from other timing differences.

Debtors are stated after allowances for bad and doubtful debts, an analysis of which is as follows:

	2003	2002	2001
	£m	£m	£m

Opening balance at 1 April	526	293	132
Exchange adjustments	17	29	(20)
Amounts charged to the profit and loss account	193)	196	127
Acquisitions	2	108	172
Disposals	–	–	(71)
Assets written off	(218)	(100)	(47)

Closing balance at 31 March	520	526	293

17.     Investments

		Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m

Liquid investments (note 31)	291	1,789	287	–
Other investments	–	3	–	–

	291	1,792	287	–

Included within liquid investments is a restricted deposit account of £287m for the deferred purchase of 48,935,625 shares in Vodafone Portugal. This was released for payment on 4 April 2003.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      95

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Continued

18.     Creditors: amounts falling due within one year
	Group		Company
	2003 £m	2002 £m	2003 £m	2002 £m

Bank loans and other loans	1,078	1,219	351	810
Commercial paper	245	–	245	4
Finance leases	107	100	–	–
Trade creditors	2,497	3,335	–	–
Amounts owed to subsidiary undertakings	–	–	74,242	68,532
Amounts owed to associated undertakings	13	10	–	4
Taxation	4,137	3,107	–	–
Other taxes and social security costs	855	509	–	–
Other creditors	1,342	1,485	460	42
Accruals and deferred income	3,407	3,179	177	170
Proposed dividend	612	511	612	511

	14,293	13,455	76,087	70,073

The weighted average interest rate on short term borrowings at 31 March 2003 was 3.5% (2002: 3.0%).

19. Creditors: amounts falling due after more than one year
	Group		Company
	2003 £m	2002 £m	2003 £m	2002 £m

Bank loans	1,803	1,355	–	–
Other loans	11,191	10,962	7,807	5,274
Finance leases	181	267	–	–
Other creditors	19	36	–	–
Accruals and deferred income	563	498	364	451

	13,757	13,118	8,171	5,725

Bank loans are repayable as follows:
	Group		Company
	2003 £m	2002 £m	2003 £m	2002 £m

Repayable in more than one year but not more than two years	128	388	–	–
Repayable in more than two years but not more than five years	1,602	886	–	–
Repayable in more than five years	73	81	–	–

	1,803	1,355	–	–

Other loans are repayable as follows:
	Group		Company
	2003 £m	2002 £m	2003 £m	2002 £m

Repayable in more than one year but not more than two years	1,994	561	–	249
Repayable in more than two years but not more than five years	2,878	5,001	3,072	2,363
Repayable in more than five years	6,319	5,400	4,735	2,662

	11,191	10,962	7,807	5,274

96      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

Other loans falling due after more than one year primarily comprise bond issues by the Company, or its subsidiaries, analysed as follows:
	Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m

1.78% Japanese yen bond due 2003	–	135	–	–
7.0% US dollar bond due 2003	–	177	–	–
4.875% Euro bond due 2004	859	1,518	–	–
7.5% Sterling bond due 2004	–	249	–	249
1.27% Japanese yen bond due 2005	139	136	–	–
1.93% Japanese yen bond due 2005	140	139	–	–
5.25% Euro bond due 2005	139	282	–	–
6.35% US dollar bond due 2005	125	139	–	–
7.625% US dollar bond due 2005	995	1,166	995	1,166
0.83% Japanese yen bond due 2006	16	16	16	16
1.78% Japanese yen bond due 2006	139	139	–	–
5.4% Euro bond due 2006	276	245	276	245
5.75% Euro bond due 2006	1,032	906	1,032	906
7.5% US dollar bond due 2006	258	285	–	–
4.161% US dollar bond due 2007	95	–	95	–
2.58% Japanese yen bond due 2008	140	146	–	–
3.95% US dollar bond due 2008	315	–	315	–
4.625% Euro bond due 2008	344	–	344	–
5.5% Euro bond due 2008	146	132	–	–
6.25% Sterling bond due 2008	248	248	248	248
6.65% US dollar bond due 2008	316	353	–	–
4.25% Euro bond due 2009	957	–	957	–
4.25% Euro bond due 2009	349	–	349	–
4.75% Euro bond due 2009	567	1,682	–	–
2.0% Japanese yen bond due 2010	139	139	–	–
2.28% Japanese yen bond due 2010	136	142	–	–
2.50% Japanese yen bond due 2010	141	144	–	–
7.75% US dollar bond due 2010	1,711	1,898	1,711	1,898
5.375% US dollar bond due 2015	251	–	251	–
7.875% US dollar bond due 2030	465	516	465	516
5.9% Sterling bond due 2032	443	–	443	–
6.25% US dollar bond due 2032	310	–	310	–
Other	–	30	–	30

	11,191	10,962	7,807	5,274

Finance leases are repayable as follows:

Repayable in more than one year but not more than two years	47	109	–	–
Repayable in more than two years but not more than five years	39	74	–	–
Repayable in more than five years	95	84	–	–

	181	267	–	–

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      97

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Continued

20.     Financial liabilities and assets

Net debt

	2003	2002
	£m	£m

Liquid investments	(291)	(1,789)
Cash at bank and in hand	(475)	(80)
Debt due in one year or less, or on demand	1,430	1,319
Debt due after one year	13,175	12,584

	13,839	12,034

Maturity of financial liabilities
The maturity profile of the Group’s borrowings at 31 March was as follows:
	2003	2002
	£m	£m

Within one year	1,430	1,319
Between one to two years	2,169	1,058
Between two to three years	1,919	3,280
Between three to four years	1,795	865
Between four to five years	805	1,817
Between five to six years	1,019	7
Between six to seven years	3,584	968
Between seven to eight years	415	3,588
Between eight to nine years	–	432
Between nine to eleven years	–	21
Between eleven to twelve years	251	11
Between twelve to seventeen years	–	21
Between twenty six to twenty seven years	465	–
Between twenty seven to twenty eight years	–	516
Between twenty nine to thirty years	753	–

	14,605	13,903

The maturity profile of the Group’s other financial liabilities at 31 March was as follows:

In more than one year but not more than two years	4	27
In more than two years but not more than five years	1	–
In more than five years	14	9

	19	36

98      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

Borrowing facilities

At 31 March 2003, the Group’s most significant committed borrowing facilities comprised a $11.025 billion (£6,975m, 2002: $13.7 billion, (£9,621m)) bank facility, which expires in one year or less unless a one year term out option is exercised prior to maturity on 27 June 2003, and a ¥225 billion (£1,200m, 2002: £1,192m) term credit facility, which expires in more than two years but not more than five years. The bank facility remained undrawn throughout the period and the term credit facility was drawn down in full on 15 October 2002.

Under the terms and conditions of the $11.025 billion bank facility, lenders would have the right, but not the obligation, to cancel their commitment 30 days from the date of notification of a change of control of the Company and have outstanding advances repaid on the last day of the current interest period. The bank facility agreement provides for certain structural changes that do not affect the obligations of the Company to be specifically excluded from the definition of a change of control. This is in addition to the rights of lenders to cancel their commitment if the Company has committed an event of default. Substantially the same terms and conditions apply in the case of J-Phone Finance Co., Ltd’s ¥225 billion term credit facility, although the change of control provision is applicable to any guarantor of borrowings under the term credit facility. As of 31 March 2003, the Company was the sole guarantor.

In addition to the above, certain of the Group’s subsidiaries had committed facilities at 31 March 2003 of £1,086m (2002: £1,973m) in aggregate, of which £91m (2002: £134m) was undrawn. Of the total committed facilities, £415m expires in less than one year, £598m expires between two and five years, and £73m expires in more than five years.

Interest rate and currency of financial liabilities

After taking into account the various interest rate and currency swaps entered into by the Group, the currency and interest rate exposure of the financial liabilities of the Group was:

					Fixed rate financial liabilities		Non-interest bearing
Currency	Total £m	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Non-interest bearing financial liabilities £m	Weighted average interest rate %	Weighted average time for which rate is fixed Years	financial liabilities – weighted average period until maturity Years

At 31 March 2003:
Sterling	699	249	450	–	5.9	29.7	–
Euro	7,351	7,351	–	–	–	–	–
US dollar	1,163	997	166	–	4.3	1.6	–
Japanese yen	5,065	4,368	678	19	2.5	1.1	4.9
Other	346	346	–	–	–	–	–

Gross financial liabilities	14,624	13,311	1,294	19	3.9	11.1	4.9

At 31 March 2002:
Sterling	675	675	–	–	–	–	–
Euro	7,249	4,159	3,090	–	3.9	1.0	–
US dollar	1,118	–	1,118	–	3.8	0.9	–
Japanese yen	3,791	2,649	1,106	36	2.6	1.2	2.6
Other	1,106	1,106	–	–	–	–	–

Gross financial liabilities	13,939	8,589	5,314	36	3.6	1.0	2.6

Interest on floating rate borrowings is based on national LIBOR equivalents or government bond rates in the relevant currencies.

The figures shown in the tables above take into account interest rate swaps and futures used to manage the interest rate profile of financial liabilities.

Further protection from interest rate movements is provided by forward-starting interest rate swaps on up to £1,014m at rates between 0.33% and 0.39%, commencing between June 2005 and March 2006 and maturing in March 2007 and forward-starting interest rate futures on up to £1,734m at rates between 0.11% and 0.27% and maturing between December 2003 and March 2005.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      99

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Continued

20.     Financial liabilities and assets continued

Financial assets

					Non-interest bearing assets
Currency	Total £m	Floating rate financial assets £m	(1)	Fixed rate financial assets £m	Equity investments £m	Other non-interest bearing financial assets £m

At 31 March 2003:
Sterling	99	70		–	29	–
Euro	636	528		–	49	59
US dollar	50	29		–	3	18
Japanese yen	240	71		–	134	35
Other	1,029	68		–	954	7

Gross financial assets	2,054	766		–	1,169	119

At 31 March 2002:
Sterling	84	49		–	35	–
Euro	367	20		–	335	12
US dollar	1,674	1,650		–	–	24
Japanese yen	270	104		–	164	2
Other	914	46		–	862	6

Gross financial assets	3,309	1,869		–	1,396	44

Financial assets comprise:
					2003	2002
					£m	£m

Cash in hand and at bank					475	80
Liquid investments					291	1,789
Current asset investments					–	3
Trade and other debtors due after more than one year					83	30
Fixed asset investments (other than joint ventures and associated undertakings)(2)					1,205	1,407

					2,054	3,309

Notes:
(1)	Floating rate financial assets comprise cash and short term deposits of £761m (2002: £1,865m) and euro denominated commercial paper totalling £5m (2002: US dollar denominated commercial paper totalling £4m), invested with counterparties having a single-A credit rating or above from at least two of Moody’s, Fitch Ratings and Standard and Poor’s. These ratings are used in determining the daily settlement and aggregate credit risk with each counterparty.
(2)	Equity investments include £1,100m (2002: £1,333m) represented by listed investments. Listed equity investments denominated in currencies other than sterling include £939m (2002: £848m) denominated in Hong Kong dollars and £86m (2002: £115m) denominated in Japanese yen.

100      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

21.     Financial instruments

Fair values of financial assets and liabilities

The carrying amounts and estimated fair value of the Group’s outstanding financial instruments are set out below:

	2003	2003	2002	2002
	Net	Estimated	Net	Estimated
	carrying	fair	carrying	fair
	amount	value	amount	value
	£m	£m	£m	£m
Fixed asset investments (excluding investments in joint ventures
and associated undertakings)	1,205	1,056	1,407	1,653
Cash at bank and in hand	475	475	80	80
Liquid investments	291	291	1,789	1,789
Current asset investments	–	–	3	3
Borrowings:
Short term	1,430	1,445	1,319	1,319
Long term	13,175	14,173	12,584	13,075
Derivative financial instruments:
Interest rate	360	1,043	210	274
Foreign exchange	(73)	(74)	(28)	(27)

The Group’s exposure to market risk, which is the sensitivity of the value of financial instruments to changes in related currency and interest rates, is minimised because gains and losses on the underlying assets and liabilities offset gains and losses on derivative financial instruments.

The following methods and assumptions were used to estimate the fair values shown above.

Fixed asset investments (excluding investments in joint ventures and associated undertakings) – The net book value of fixed asset investments at 31 March 2003 comprises investments recorded at an original cost of £2,568m (2002: £2,513m). Listed investments are stated at fair value based on their quoted share price at 31 March 2003.

Cash at bank and in hand and liquid investments – The carrying values of cash and liquid investments approximate to their fair values because of the short term maturity of these instruments.

Current asset investments – The carrying values of current asset investments are recorded in the accounts at the estimated fair value of the expected proceeds from disposal.

Borrowings (excluding foreign exchange contracts) – The fair value of quoted long term borrowings is based on year end mid-market quoted prices. The fair value of other borrowings is estimated by discounting the future cash flows to net present values using appropriate market interest and foreign currency rates prevailing at the year end.

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

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      101

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Continued

21.     Financial instruments continued

Hedges

The Group’s policy is to use derivative instruments to hedge against exposure to movements in interest rates and exchange rates. Changes in the fair value of instruments used for hedging are not recognised in the financial statements until the hedged exposure is itself recognised. Unrecognised gains and losses on instruments used for hedging are set out below:
			Total net
	Gains	Losses	gains/(losses)
	£m	£m	£m

Unrecognised gains and losses on hedges at 1 April 2002	105	(40)	65

Less: gains and losses arising in previous years that were recognised in the year	3	(23)	(20)

Gains and losses arising before 1 April 2002 that were not recognised at 31 March 2003	102	(17)	85

Gains and losses arising in the year that were not recognised at 31 March 2003	619	(22)	597

Unrecognised gains and losses on hedges at 31 March 2003	721	(39)	682

Of which:

Gains and losses expected to be recognised in the year ended 31 March 2004	7	(3)	4

Currency exposures

Taking into account the effect of forward contracts and other derivative instruments, the Group did not have a material financial exposure to foreign exchange gains or losses on monetary assets and monetary liabilities denominated in foreign currencies at 31 March 2003.

Short term debtors and creditors are not included in the analyses in notes 20 and 21.

102      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

22.     Provisions for liabilities and charges

		Post
	Deferred	employment	Other
	taxation	benefits	provisions	Total
	£m	£m	£m	£m

1 April 2002	2,159	235	236	2,630
Exchange movements	(32)	13	7	(12)
Acquisitions (note 26)	–	–	14	14
Profit and loss account	905	32	66	1,003
Utilised in the year – payments	–	(130)	(45)	(175)
Reclassifications from creditors	–	67	169	236

31 March 2003	3,032	217	447	3,696

Deferred taxation

The deferred tax charge of £905m in respect of deferred tax liabilities excludes a charge of £36m relating to associated undertakings and a credit of £129m relating to deferred tax assets. Therefore the net deferred tax charge is £812m, or £818m before exceptional items.

The net deferred tax liability/(asset) is analysed as follows:
	2003	2002
	£m	£m

Accelerated capital allowances	1,383	1,038
Deferred tax on unexercised options	–	(26)
Deferred tax on closure of derivative financial instruments	(48)	(101)
Deferred tax on overseas earnings	1,007	583
Other short term timing differences	(28)	(17)
Unrelieved tax losses	(306)	(183)

	2,008	1,294

Analysed as:
Deferred tax asset (note 16)	(1,024)	(865)
Deferred tax provision	3,032	2,159

	2,008	1,294

The amounts unprovided for deferred taxation are:
	2003	2002
	£m	£m

Accelerated capital allowances	(170)	(4)
Gains subject to rollover relief	10	10
Other short term timing differences	(165)	(106)
Unrelieved tax losses	(11,226)	(378)

	(11,551)	(478)

Under FRS 19, “Deferred tax”, a deferred tax asset has not been recognised in respect of the unrelieved tax losses of £11,226m (2002: £378m), accelerated capital allowances of £170m (2002: £4m) and short term timing differences of £165m (2002: £106m) as the various companies do not anticipate that sufficient taxable profits will arise within the next year.

The potential net tax benefit in respect of tax losses carried forward at 31 March 2003 was £52m in United Kingdom subsidiaries (2002: £37m) and £11,480m in international subsidiaries (2002: £524m). These losses are only available for offset against future profits arising within these companies subject to the laws of the relevant jurisdiction. In addition, the Group’s share of losses of United Kingdom and international joint venture undertakings that are available for offset against future trading profits in these entities is £Nil and £Nil, respectively (2002: £105m and £Nil). The Group’s share of losses of United Kingdom and international associated undertakings that are available for offset against future trading profits in these entities is £Nil and £225m, respectively (2002: £Nil and £109m, respectively).

Other provisions

Other provisions primarily comprise amounts provided for legal claims, decommissioning costs and restructuring costs.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      103

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Continued

23.     Called up share capital

		2003		2002
	Number	£m	Number	£m
Authorised:
Ordinary shares of US$0.10 each	78,000,000,000	4,875	78,000,000,000	4,875
7% cumulative fixed rate shares of £1 each	50,000	–	50,000	–

	78,000,050,000	4,875	78,000,050,000	4,875

Ordinary shares allotted, issued and fully paid:
1 April	68,140,847,520	4,273	65,012,501,146	4,054
During the year	38,535,451	2	3,128,346,374	219

31 March	68,179,382,971	4,275	68,140,847,520	4,273

		Nominal
	Number	value	Proceeds
		£m	£m
Allotted during the year:
UK share option schemes	12,699,881	1	12
US share option schemes and restricted stock awards	25,835,570	1	16

Total for share option schemes and restricted stock awards	38,535,451	2	28

In March 1998, the Company established a QUEST to operate in connection with the Company’s Savings Related Share Option Scheme. The trustee of the QUEST is Vodafone Group Share Trustee Limited, a wholly owned subsidiary of the Company. At 31 March 2003 the trustee held 2,068,946 ordinary shares in the Company. A total of 5,297,559 new ordinary shares have been issued to the trustee during the year. The market value at 31 March 2003 for the total shareholding of the trustee was £2.3m. The dividend rights in respect of these shares have been waived. During the year 5,341,856 shares had been transferred to option holders exercising options under the Savings Related Share Option Scheme or allocated to employees.

104      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

Options

A summary of the options outstanding at 31 March 2003 to subscribe for shares in the Company is provided in the following table.

		Weighted
		average			Exercisable
	Total	period		Exercisable	shares/ADSs
	shares/ADSs	remaining	Weighted	shares/ADSs	weighted
	under	to full	average	at	average
	option	vesting	exercise	31 March 2003	exercise
Range of exercise prices	(millions)	(months)	price	(millions)	price

Ordinary shares:
Vodafone Group Savings Related and Sharesave Schemes
£0.01 – £1.00	34.9	39	£0.71	0.2	£0.71
£1.01 – £2.00	5.2	19	£1.27	–	–
£2.01 – £3.00	1.1	15	£2.23	–	–

	41.2			0.2

Vodafone Group Executive Schemes
£0.01 – £1.00	82.8	21	£0.81	20.9	£0.55
£1.01 – £2.00	75.7	7	£1.57	42.2	£1.57
£2.01 – £3.00	55.3	3	£2.75	13.6	£2.66

	213.8			76.7

Vodafone Group 1999 Long Term Stock Incentive Plan
£0.01 – £1.00	565.4	27	£0.91	6.6	£0.90
£1.01 – £2.00	269.3	16	£1.56	7.2	£1.58
£2.01 – £3.00	21.2	4	£2.92	–	–

	855.9			13.8

American Depositary Shares, each representing ten ordinary shares in the Company, are listed on the New York Stock Exchange. Following the merger with AirTouch, some rights to acquire AirTouch Communications, Inc. 1993 Long Term Stock Incentive Plan options were converted into rights to acquire shares in the Company. No further awards will be granted under this scheme.

American Depositary Shares:
AirTouch Communications, Inc. 1993 Long Term Stock Incentive Plan
$0.01– $10.00	1.0	–	$6.54	1.0	$6.54
$10.01–$20.00	5.0	–	$16.27	5.0	$16.27
$20.01–$30.00	0.1	–	$20.02	0.1	$20.02
$30.01–$40.00	0.2	–	$34.05	0.2	$34.05

	6.3			6.3

Vodafone Group 1999 Long Term Stock Incentive Plan
$10.01–$20.00	6.3	21	$13.71	0.2	$13.65
$20.01–$30.00	3.7	16	$22.74	1.2	$22.70
$30.01–$40.00	0.1	–	$36.12	0.1	$36.12
$40.01–$50.00	4.5	7	$42.28	3.8	$41.94
$50.01–$60.00	0.1	12	$58.60	0.1	$58.60

	14.7			5.4

By 31 March 2003, agreement had been reached with the employees of Vodafone Netherlands and Vodafone Portugal that their options over shares in those companies would be converted to options over shares in the Company. If all employees opt to convert their options this will result in a maximum of 51,892,066 additional options over shares in the Company.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      105

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Continued

24.     Reserves

				Group	Company
	Share			Profit	Profit
	premium	Merger	Other	and loss	and loss
	account	reserve	reserve	account	account
	£m	£m	£m	£m	£m

1 April 2002	52,044	98,927	935	(25,606)	3,351
Allotments of shares	29	–	–	–	–
(Loss)/profit for the financial year	–	–	–	(10,973)	4,876
Currency translation	–	–	–	9,039	–
Transfer to profit and loss account	–	–	(92)	92	92
Other movements	–	–	–	1	–

31 March 2003	52,073	98,927	843	(27,447)	8,319

The currency translation movement includes a loss of £826m (2002: £517m gain) in respect of foreign currency net borrowings.

For acquisitions prior to 1 April 1998, the cumulative goodwill written off to reserves, net of the goodwill attributed to business disposals, was £1,190m at 31 March 2003 (2002: £1,190m).

In accordance with the exemption allowed by section 230 of the Companies Act, no profit and loss account has been presented by the Company. The profit for the financial year dealt within the accounts of the Company was £6,030m (2002: £1,987m).

25.     Non-equity minority interests

Non-equity minority interests comprise £1,015m of class D & E preferred shares issued by AirTouch (2002: £1,124m) and £Nil non-cumulative redeemable preference shares issued by Vodafone Australia (2002: £4m).

An annual dividend of $51.43 per class D & E preferred share is payable quarterly in arrears. The dividend for the year amounted to £55m (2002: £61m). The aggregate redemption value of the class D & E preferred shares is $1.65 billion. The holders of the preferred shares are entitled to vote on the election of directors and upon each other matter coming before any meeting of the stockholders on which the holders of common stock are entitled to vote. Holders are entitled to vote on the basis of twelve votes for each share of class D or E preferred stock held. The maturity date of the 825,000 class D preferred shares is 6 April 2020. The 825,000 class E preferred shares have a maturity date of 1 April 2020. The class D & E preferred shares have a redemption price of $1,000 per share plus all accrued and unpaid dividends

26.     Acquisitions and disposals

The Group has undertaken a number of transactions during the year, including the acquisition of additional minority stakes in certain existing subsidiary undertakings, additional stakes in associated undertakings and the acquisition of the remaining 50% shareholding in Vizzavi. The aggregate consideration for these acquisitions was £5,496m and comprised entirely of cash.

Under UK GAAP, the total goodwill capitalised in respect of transactions has been provisionally assessed as £4,586m, of which £3,284m, £1,296m and £6m is in respect of subsidiary undertakings, associated undertakings and customer bases, respectively.

Under US GAAP, these transactions have resulted in the Group assigning £4,679m to intangible assets, of which £108m was assigned to goodwill, £4,270m to cellular licences and £301m to customer bases. All intangible assets acquired are deemed to be of finite life, with a weighted average amortisation period of 12 years, comprising cellular licences 16 years and customer bases 5 years.

106      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

Acquisition of additional minority stakes in certain existing subsidiary undertakings

During the year ended 31 March 2003 the Company has directly or indirectly increased its interest in its subsidiary undertakings in Australia, Germany, Greece, Hungary, Kenya, the Netherlands, Portugal, Spain and Sweden.

These transactions are in line with the Group’s strategy of increasing its shareholding in existing operations where opportunities arise for the creation of enhanced value for the Company’s shareholders. In respect of Australia, Germany and Spain, management also believe that by obtaining 100% ownership in these companies, it can more closely align their respective businesses to the Group’s businesses. This benefit is also anticipated in respect of the Netherlands, Portugal and Sweden following the expected compulsory purchase of the remaining minority interests.

Acquisition of remaining minority interest in Vodafone Spain

On 2 April 2002, the Company acquired a further 2.2% interest in Vodafone Spain for €0.7 billion (£426m), following the exercise of a put option held by Torreal, S.A, increasing the Group’s interest to 93.8%. The fair value of the share of net assets acquired was £17m, resulting in goodwill of £409m.

On 27 January 2003, the Company completed the acquisition of the remaining 6.2% interest in Vodafone Spain for €2.0 billion following the deemed exercise of a put option held by Acciona, S.A. and Tibest Cuatro, S.A. under the terms of an agreement originally made in January 2000. Details of the share of net assets acquired in this transaction are given in the table below:

	Local book value	Accounting policy
	at acquisition	conformity		Revaluations	Fair value
	£m	£m		£m	£m

Intangible fixed assets	527	(253	)(1)	–	274
Tangible fixed assets	1,108	–		–	1,108
Current assets	352	–		–	352
Liabilities due within one year	(543)	1		–	(542)
Liabilities due after more than one year	(34)	–		–	(34)

Net assets	1,410	(252)		–	1,158

Additional share of net assets acquired					72

Goodwill					1,269

Consideration					1,341

Notes:
(1)	Elimination of certain acquired intangibles, including goodwill.
(2)	All fair values are provisional and may be subject to adjustment in the year ending 31 March 2004.

Acquisition of other minority stakes in existing subsidiary undertakings
		Fair value of
		assets/(liabilities)		Goodwill
	Consideration	acquired	(1)	capitalised
	£m	£m		£m

Vodafone Australia	43	(3)		46
Vodafone Greece	215	65		150
Vodafone Hungary	37	18		19
Vodafone Kenya	7	4		3
Vodafone Netherlands	596	128		468
Vodafone Portugal	520	159		361
Vodafone Sweden	391	116		275
Vodafone Holding GmbH (formerly Mannesmann AG)	273	100		173

	2,082	587		1,495

Note:
(1)	No adjustments were made for fair values as compared to previously reported values prior to acquisition. All fair values are provisional and may be subject to adjustment in the year ending 31 March 2004.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      107

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Continued

26.     Acquisitions and disposals continued

Acquisition of additional stakes in associated undertakings

During the year ended 31 March 2003 the Company has directly or indirectly increased its interest in its associated undertakings in France and South Africa.

Acquisition of additional interests in Cegetel and SFR

On 21 January 2003, the Company announced that its subsidiary, Vodafone Holding GmbH, had completed the acquisition of a further 15% interest in Cegetel, from SBC Communications Inc., for a cash consideration of $2.27 billion, increasing the Group’s effective interest in Cegetel to 30% and SFR to approximately 43.9%. The rationale for the transaction was to increase the Company’s economic exposure to SFR, the second largest mobile telecommunications operator in France, capture a greater share of the benefits that the Company brings to SFR and increase its influence over the strategy and operations of SFR and Cegetel.

	Local book value at acquisition £m	Accounting policy conformity £m		Revaluations £m	Fair value £m

Share of fixed assets	469	(156	)(1)	–	313
Share of current assets	272	(1)		–	271
Share of current liabilities	(246)	(2)		–	(248)
Share of long term liabilities	(158)	3		–	(155)

Share of net assets	337	(156)		–	181

Goodwill					1,221

Consideration					1,402

Notes:
(1)	Elimination of certain acquired intangibles, including goodwill.
(2)	All fair values are provisional and may be subject to adjustment in the year ending 31 March 2004.

Acquisition of other additional interests in associated undertakings

	Consideration	Fair value of assets/(liabilities) acquired	(1)	Goodwill capitalised
	£m	£m		£m

Vodacom (South Africa)	78	21		57
Other	17	(1)		18

	95	20		75

Note:
(1)	No adjustments were made for fair values as compared to previously reported values prior to acquisition. All fair values are provisional and may be subject to adjustment in the year ending 31 March 2004.

Other acquisitions

On 29 August 2002, the Group acquired the remaining 50% stake in Vizzavi. The assets acquired in this transaction form an integral part of the Group’s strategy in providing differentiated services to its customers and are of particular importance to Vodafone live!, the Group’s recently launched consumer service offering.

108     Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

On 13 March 2003, Vodafone UK acquired Cellular Operations Limited, a service provider based in the UK. This transaction will enable the UK business to improve its control over its customer base and distribution network.

	Consideration £m	Fair value of assets/(liabilities) acquired £m	Goodwill capitalised £m

Vizzavi(1)	91	32	59
Cellular Operations(1)	52	(45)	97
Japan Telecom and the J-Phone Group(2)	–	44	(44)
Other	7	2	5

	150	33	117

Notes:
(1)	No significant adjustments were made for fair values as compared with book values at acquisition. All fair values are provisional and may be subject to adjustment in the year ending 31 March 2004.
(2)	In accordance with FRS 7, necessary adjustments to the provisional fair value and the corresponding adjustment to purchased goodwill can be made in the year following acquisition. The adjustment to the fair value of Japan Telecom and the J-Phone Group was in relation to the tax balances acquired and reduced the value of goodwill from £1,205m to £1,161m.

Acquisitions for the year ended 31 March 2002

Unaudited pro forma summary financial information

The following unaudited pro forma summary financial information presents the Group’s consolidated results of operations for the year ended 31 March 2002 and the year ended 31 March 2001 as if the acquisitions of Japan Telecom, the J-Phone Group, and lusacell all took place on 1 April 2000, the first day of the financial accounting period presented.

Pro forma financial information for the year ended 31 March 2001 was derived from the Group’s consolidated financial results for the year then ended, the unaudited financial results of Japan Telecom and the J-Phone Group for the period from 1 April to 11 October 2001 and the unaudited financial results of lusacell. The pre-acquisition results for Vodafone Ireland are not included in the consolidated results because results are not available for the period prior to acquisition on 15 May 2001.

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

	2002 £m		2001 £m

Turnover	28,610		24,987

Net loss	(15,986)		(10,293)

Basic loss per ordinary share	(23.52	)p	(16.76	)p

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003     109

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Continued

27.    Leased assets

Operating lease commitments

Commitments to non-cancellable operating lease payments are analysed as follows:
	Land and buildings £m	2003 Other assets £m	Total £m	Land and buildings £m	2002 Other assets £m	Total £m
In respect of leases expiring:

Within one year	77	36	113	15	60	75

Between two and five years	93	158	251	51	80	131

After five years	150	17	167	255	45	300

Payments due: within one year	320	211	531	321	185	506

In more than one year but less than two years			398			296

In more than two years but less than three years			321			256

In more than three years but less than four years			250			221

In more than four years but less than five years			217			166

Thereafter (more than five years)			989			545

			2,706			1,990

Finance leases

Tangible fixed assets at 31 March 2003 include the following amounts in respect of finance leases:
						Network
					infrastructure and equipment
						£m
Cost						791

Accumulated depreciation						(413)

Net book value						378

31 March 2002
Net book value						473

Liabilities under leases for network infrastructure assets, with an original cost of £201m and net book value at 31 March 2003 of £135m, have been unconditionally satisfied by call deposits and other assets, trust deed and set-off arrangements. Accordingly, lease liabilities and the corresponding financial assets in respect of these network infrastructure assets are not included in the Group’s balance sheet.

28.     Capital commitments

	2003 £m	2002 £m

Tangible and intangible fixed asset expenditure contracted for but not provided	1,014	816

In addition to the commitments above, the Group has granted France Telecom S.A. an option with respect to 43,561,703 shares in Vodafone Greece. The Group is committed to pay, in cash, the excess of Vodafone Greece’s share price over €14.29 per share. This compares with a share price at 31 March 2003 of €5.02 per share. The option expires on 29 November 2004.

110     Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

29.     Contingent liabilities

	Group		Company

	2003	2002	2003	2002
	£m	£m	£m	£m

Performance bonds	1,921	1,829	1,137	–
Credit guarantees – third party indebtedness	72	412	2,462	1,910
Other guarantees and contingent liabilities	31	20	17	–

Performance bonds

Performance bonds require the Company, or certain of its subsidiary undertakings, to make payment to third parties in the event that the Company or subsidiary undertaking does not perform what is expected of it under the terms of any related contracts.

Company and Group performance bonds include £1,085m (2002: Group £978m) in respect of undertakings to roll out third generation networks in Spain including £130m relating to the Group’s former interest in Xfera Moviles S.A. Group performance bonds include £710m (2002: £973m) in respect of undertakings to roll out second and third generation networks in Germany. The majority of the Spanish performance bonds expire by December 2007 and for Germany by December 2005.

On 31 March 2003, the Spanish Ministry for Science and Technology announced new guarantee requirements in respect of the Group’s undertakings to roll out third generation networks in Spain which are currently anticipated to reduce the level of performance bonds in Spain to approximately £197m in aggregate.

Credit guarantees – third party indebtedness

Credit guarantees comprise guarantees and indemnities of bank or other facilities including those in respect of the Group’s joint ventures, associated undertakings and investments.

At 31 March 2003, the Company had issued guarantees in respect of notes issued by Vodafone Americas Inc. (VAI) amounting to £995m (2002: £1,087m) and guaranteed debt of J-Phone Co., Ltd. and J-Phone Finance Co. Ltd. (JPFC) amounting to £267m (2002: £530m) and £1,200m (2002: £Nil), respectively.

In April 2003, the Company concluded a transaction to repurchase and cancel part of the outstanding VAI notes as a result of which the outstanding VAI notes and corresponding Company guarantee, which remains in force until such time as the debt is repaid or until maturity in July 2008, was reduced to £526m. This J-Phone Co., Ltd. guaranteed debt matures in June 2003 and the JPFC debt matures in January 2007.

Other guarantees and contingent liabilities

Other guarantees principally comprise commitments to support disposed entities.

In addition to the amounts disclosed above, the Group has guaranteed financial indebtedness and issued performance bonds for £125m (2002: £335m) in respect of businesses which have been sold and for which counter indemnities have been received from the purchasers.

The Group also enters into lease arrangements in the normal course of business which are principally in respect of land, buildings and equipment. Further details on the minimum lease payments due under non-cancellable operating lease arrangements can be found in note 27.

Save as disclosed within “Information on the Company – Business Overview – Legal proceedings” on page 21 of this Annual Report, the Company and its subsidiaries are not involved in any legal or arbitration proceedings (including any governmental proceedings which are pending or known to be contemplated) which are expected to have, or have had in the twelve months preceding the date of this document, a significant effect on the financial position or profitability of the Company and its subsidiaries.

      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      111

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Continued

30.     Analysis of cash flows

	2003	2002	2001
	£m	£m	£m

Net cash inflow from operating activities
Operating loss	(5,295)	(10,377)	(6,439)
Exceptional items	496	4,486	176
Depreciation	3,979	2,880	1,593
Amortisation of goodwill	11,875	10,962	9,585
Amortisation of other intangible fixed assets	53	34	24
Loss on disposal of tangible fixed assets	109	46	–

	11,217	8,031	4,939
(Increase)/decrease in stocks	(17)	125	15
Decrease/(increase) in debtors	198	(242)	(350)
(Decrease)/increase in creditors	(233)	215	67
Payments in respect of exceptional items	(23)	(27)	(84)

	11,142	8,102	4,587

Net cash outflow for returns on investments and servicing of finance
Interest received	543	259	296
Termination of hedging instruments	–	–	901
Dividends from investments	15	2	102
Interest paid	(1,004)	(1,104)	(1,254)
Interest element of finance leases	(14)	(9)	(11)
Dividends paid to minority shareholders in subsidiary undertakings	(91)	(84)	(81)

	(551)	(936)	(47)

Net cash outflow from financing
Issue of ordinary share capital	28	3,581	65
Issue of shares to minorities	1	12	44
Capital element of finance lease payments	(97)	(46)	(9)
Debt due within one year:
Decrease in short term debt	(1,366)	(2,486)	(407)
Repayment of debt acquired	–	(1,256)	(7,181)
Issue of new bonds	–	–	2,823
Debt due after one year:
(Decrease)/increase in long term debt	(1,700)	6	46
Repayment of debt acquired	–	(991)	(2,072)
Issue of new bonds	2,998	505	–

	(136)	(675)	(6,691)

112      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Continued

31.     Analysis of net debt

	1 April 2002 £m	Cash flow £m	Other non-cash changes and exchange movements £m	31 March 2003 £m

Liquid investments	1,789	(1,384)	(114)	291

Cash at bank and in hand	80	393	2	475

Debt due within one year	(1,219)	1,366	(1,470)	(1,323)
Debt due after one year	(12,317)	(1,298)	621	(12,994)
Finance leases	(367)	97	(18)	(288)

	(13,903)	165	(867)	(14,605)

	(12,034)	(826)	(979)	(13,839)

Cash flows in respect of the Commercial Paper programme are shown net within debt-related cash flows.

Debt includes secured debt of £364m (2002: £322m) in respect of Vodafone Egypt (£192m, 2002: £255m) and Japan Telecom (£172m, 2002: £67m). Further information on guarantees can be found in note 29.

32.     Directors

Aggregate emoluments of the directors of the Company were as follows:

	2003	2002
	£000	£000

Salaries and fees	5,457	4,777
Incentive schemes	5,738	3,760
Benefits	709	749

	11,904	9,286

Aggregate gains on the exercise of share options in the year to 31 March 2003 by serving directors were £226,873 (2002: £129,328) and by former directors were £Nil (2002: £Nil).

Further details of directors’ emoluments can be found in “Board’s Report to Shareholders on Directors’ Remuneration – Remuneration for the year to 31 March 2003”.

      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      113

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Continued

33.     Employees

During the year ended 31 March 2003 the Group had an average of 66,667 full time employees (2002: 67,178, 2001: 53,325) of which 78% were based in the Group’s mobile businesses (2002: 79% and 2000: 83%). An analysis of employee by category of activity is shown below.

Of total average employees, 15% were based in the United Kingdom (2002: 16%, 2001: 20%).

	2003	2002	2001
	Number	Number	Number

By activity:

Operations	14,863	17,658	13,963

Selling and distribution	16,252	14,068	10,642

Administration	35,552	35,452	28,720

	66,667	67,178	53,325

By segment:

Mobile Telecommunications:

Northern Europe	15,579	17,763	15,210

Central Europe	9,732	8,914	8,300

Southern Europe	17,251	16,986	15,260

	42,562	43,663	38,770

Americas	391	471	432

Asia Pacific	7,063	6,007	3,999

Middle East and Africa	1,819	1,771	1,485

	51,835	51,912	44,686

Other operations:

Europe	6,354	9,136	8,639

Asia Pacific	8,478	6,130	–

	66,667	67,178	53,325

The cost incurred in respect of these employees (including directors) was:
	2003	2002	2001
	£m	£m	£m

Wages and salaries	1,984	1,740	1,408

Social security costs	199	192	113

Other pension costs	95	64	47

	2,278	1,996	1,568

114      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

34.     Pensions

As at 31 March 2003, the Group operated a number of pension plans for the benefit of its employees throughout the world, which vary with conditions and practices in the countries concerned. All the Group’s pension plans are provided either through defined benefit or defined contribution arrangements. Defined benefit schemes provide benefits based on the employees’ length of pensionable service and their final pensionable salary or other criteria. Defined contribution schemes offer employees individual funds that are converted into benefits at the time of retirement.

Further details on the three principal defined benefit pension schemes, in the United Kingdom, Germany and Japan are shown below. In addition to principal schemes, the Group operates defined benefit schemes in Ireland, Sweden, Italy, Greece and the United States. Defined contribution pension schemes are provided in Australia, Egypt, Germany, Greece, Ireland, Italy, Malta, the Netherlands, New Zealand, Portugal, Spain, the United Kingdom and the United States.

The Group accounts for its pension schemes in accordance with SSAP 24, “Accounting for pension costs”. Disclosures required by SSAP 24 are detailed in “Pension disclosures required under SSAP 24” below. Additional disclosures regarding the Group’s defined benefit pension schemes are also required under the transitional provisions of FRS 17, “Retirement benefits” and these are set out in “Additional disclosures in respect of FRS 17” below.

The bases of calculation under FRS 17 are significantly different to SSAP 24. Whilst both require use of formal actuarial valuations, FRS 17 requires the use of a different set of underlying assumptions and also specifies more frequent valuation updates. Accordingly, if FRS 17 is implemented in full, the Group’s reported pension costs and balance sheet position are likely to change.

United Kingdom

The majority of the UK employees are members of the Vodafone Group Pension Scheme (the “main scheme”). This is a tax approved scheme, the assets of which are held in a separate trustee-administered fund. In addition there is an internally funded unapproved defined benefit plan in place for a small number of senior executives. The Group also operates a funded unapproved defined contribution scheme for certain senior executives. The pension cost for all three arrangements is included in the summary information shown below.

The main scheme is subject to quarterly funding updates by independent actuaries and to formal actuarial valuations at least every three years. The most recent formal valuation of this scheme was carried out as at 31 March 2001 using market based principles and the projected unit funding method of valuation including allowance for projected earnings growth. The principal actuarial assumptions used in valuing the scheme liabilities are set out in “Pension disclosures required under SSAP 24” below.

At 31 March 2001, the market value of the main scheme of £177m was sufficient to cover 84% of the benefits accrued to members. Against the shortfall at 31 March 2001 the UK companies have already made special lump sum contributions totalling £94m, including a £72m contribution during the 2003 financial year. In addition, the UK companies continue to make contributions significantly in excess of the cost of the benefits being earned each year. Using consistent assumptions to those outlined above the updated funding level as at 31 March 2003 has been estimated as 92%. The average contribution rate for the year ended 31 March 2003, excluding special lump sum contributions, was 13% of pensionable earnings. This level of contributions is currently expected to continue.

As a result of the acceleration of payments a net prepayment of £136m (2002: £54m) is included in debtors due after more than one year, representing the excess of the amounts funded over accumulated pension costs.

Germany

There are a number of separate pension and associated arrangements in Germany, one of which is fully externally financed and a number of which are now funded through a trust arrangement.

During the 2003 financial year, the Group obtained approval to set up a separate trustee administered arrangement to fund part of its pension and other associated obligations in relation to employees in Germany. An initial contribution of £95m was made into this trust arrangement relating to the pension and deferred compensation obligations of certain of the German operating companies. The shortfall in external funding continues to be accrued within provisions.

The German schemes are subject to annual valuations, with the last formal valuation prepared at 1 April 2002, which are undertaken by independent actuaries using the projected unit funding method of valuation. At 1 April 2002, the total pension liability for the internally funded benefits was £121m. The total pension liability for the externally funded benefits was £7m and the market value of the scheme’s assets for the externally funded benefits also amounted to £7m.

At 31 March 2003, the estimated liabilities for the externally funded arrangements was £146m and the market value of the trust and other assets was £95m.

An amount of £64m (2002: £135m) is included in provisions for liabilities and charges, representing the excess of the accumulated pension costs over the amounts funded externally and reflects the internally funded nature of part of the principal arrangements.

Japan

There are a number of separate pension schemes in relation to employees in Japan and these are not generally funded, with any shortfall in external funding being accrued within provisions.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      115

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Continued

34.     Pensions continued

The Japanese schemes are subject to valuations at intervals of between one and two years, with the last formal valuations being prepared at 31 March 2002. These have been undertaken by independent actuaries using the projected unit funding method of valuation.

At 31 March 2002, the total pension liability for the internally funded benefits was estimated at £110m. The total pension liability for the externally funded benefits using the assumptions detailed in “Pension disclosures required under SSAP 24” below was £5m and the market value of the scheme’s assets for the externally funded benefits amounted to £1m representing a percentage cover of accrued benefits for members of 20%.

An amount of £88m (2002: £92m) is included in provisions for liabilities and charges, representing the excess of the accumulated pension costs over the amounts funded externally and reflects the internally funded nature of the principal arrangements.

Pension disclosures required under SSAP 24

During the year ended 31 March 2003, the total amount charged to the profit and loss account in respect of all the Group’s pensions plans was £95m (2002: £64m, 2001: £47m), as analysed below:

	Year ended 31 March
	2003	2002	2001
	£m	£m	£m
Defined benefit schemes:
United Kingdom	24	24	23
Germany	12	14	14
Japan	32	6	–
Other Countries	5	4	–

Net pension charge: Defined benefit schemes	73	48	37
Net pension charge: Defined contribution schemes	22	16	10

Total amount charged to the profit and loss account	95	64	47

Below is a summary of the principal assumptions used in both the most recent valuations and the pension cost analysed below:

	UK	Germany	Japan	(1)
	%	%	%

Rate of inflation	2.5	2.0	–
Rate of increase in salaries	4.5	4.0	–
Rate of increase in pensions in payment	2.5	2.0	N/A
Rate of increase in deferred pensions	2.5	–	N/A
Rate used to discount liabilities – pre-retirement	7.0	6.5	2.5
Rate used to discount liabilities – post-retirement	6.0	6.5	2.5

Note:
(1)	Rate of increase in salaries in Japan is calculated in line with company specific experience where benefits are salary related

The components of the total pension costs of the three principal defined benefit schemes were as follows:

	UK		Germany		Japan(2)
	Year ended 31 March		Year ended 31 March		Year ended 31 March
	2003	2002	2003	2002	2003	2002
	£m	£m	£m	£m	£m	£m

Regular cost	22	20	5	6	12	5
Interest cost/(credit)	(4)	(2)	9	8	2	1
Variation in regular cost(1)	6	6	(2)	–	18	–

Total	24	24	12	14	32	6

Notes:
(1)	The variation in regular cost was calculated by amortising the shortfall at 31 March 2002 over the future working lives of members on a percentage of pensionable salary basis. The charge for Japan also includes £17m in respect of lump sum redundancy benefits payable through a redundancy programme associated with the retirement plan.
(2)	The numbers for 2002 represent the pension costs for the part of the year since the acquisition of the Japanese businesses.

116      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

Additional disclosures in respect of FRS 17

The most recent full formal actuarial valuations for defined benefit schemes have been updated by qualified independent actuaries for the financial year ended 31 March 2003 to derive the FRS 17 disclosures below.

Major assumptions used

	UK		Germany		Japan(1)		Other(2)
	2003	2002	2003	2002	2003	2002	2003	2002
	%	%	%	%	%	%	%	%

Rate of inflation	2.5	2.5	1.5	2.0	–	–	1.8	2.0
Rate of increase in salaries	4.5	4.5	3.5	4.0	–	–	3.5	4.2
Rate of increase in pensions in payment	2.5	2.5	1.5	2.0	N/a	N/a	1.9	2.2
Rate of increase in deferred pensions	2.5	2.5	–	–	N/a	N/a	1.9	2.2
Discount rate	5.4	6.0	5.3	6.3	1.5	2.5	5.3	6.2

Notes:
(1)	Rate of increase in salaries in Japan is calculated in line with company specific experience.
(2)	Figures shown for other schemes represent weighted average assumptions of individual schemes.

The expected rates of return were:

	UK		Germany		Japan		Other
	2003	2002	2003	2002	2003	2002	2003	2002
	%	%	%	%	%	%	%	%

Bonds	5.5	6.0	4.8	N/a	N/a	N/a	4.9	5.5
Equities	8.0	8.0	7.3	N/a	N/a	N/a	7.8	8.5
Other assets	4.5	6.0	2.8	6.0	3.0	4.4	3.5	5.3

Charges that would have been made to the profit and loss account and consolidated statement of total recognised gains and losses on full compliance with FRS17 and on the basis of the assumptions stated above

	UK	Germany	Japan	Other	Total
	£m	£m	£m	£m	£m
Operating profit:
Current service cost	24	21	12	40	97
Past service cost	–	–	5	1	6
Gains and losses on curtailments	–	–	10	1	11

Total charge to operating profit	24	21	27	42	114

Finance (income)/costs:
Interest cost	19	10	2	6	37
Expected return on pension scheme assets	(22)	(1)	–	(3)	(26)

Total (credit)/charge to finance (income)/costs	(3)	9	2	3	11

Total charge to loss before taxation	21	30	29	45	125

Consolidated statement of total recognised gains and losses:
Actual return less expected return on pension scheme assets	95	1	–	14	110
Experience gains and losses arising on the scheme liabilities	–	(7)	1	(1)	(7)
Changes in assumptions underlying the present value of the plan liabilities	37	11	16	5	69

Actuarial losses on assets and liabilities	132	5	17	18	172
Exchange rate movements	–	11	1	4	16

Total loss recognised in statement of total recognised gains and losses	132	16	18	22	188

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      117

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Continued

34.     Pensions continued

History of amounts that would have been recognised in the statement of total recognised gains and losses under FRS 17

		2003
		£m	%

UK	Difference between the expected and actual return on assets(1)	(95)	(36)
	Experience gains and losses arising on scheme liabilities(2)	–	–
	Actuarial loss(2)	(132)	(34)

Germany	Difference between the expected and actual return on assets(1)	(1)	(1)
	Experience gains and losses arising on scheme liabilities(2)	7	4
	Actuarial loss(2)	(5)	(3)

Japan	Difference between the expected and actual return on assets(1)	–	–
	Experience gains and losses arising on scheme liabilities(2)	(1)	(1)
	Actuarial loss(2)	(17)	(13)

Other	Difference between the expected and actual return on assets(1)	(14)	(37)
	Experience gains and losses arising on scheme liabilities(2)	1	1
	Actuarial loss(2)	(18)	(14)

(1)	Percentage stated is expressed as a percentage of scheme assets at 31 March.
(2)	Percentage stated is expressed as a percentage of scheme liabilities at 31 March.

Fair value of the assets and liabilities of the schemes

	UK		Germany		Japan		Other		Total
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Bonds	56	23	–	–	–	–	7	12	63	35
Equities	208	206	–	–	–	–	27	26	235	232
Other assets	–	–	107	8	1	1	4	5	112	14

Total fair value of
scheme assets	264	229	107	8	1	1	38	43	410	281
Present value of
scheme liabilities	(383)	(301)	(180)	(139)	(127)	(116)	(126)	(95)	(816)	(651)

FRS 17 deficits	(119)	(72)	(73)	(131)	(126)	(115)	(88)	(52)	(406)	(370)
Related deferred tax
assets	36	22	30	52	53	48	30	20	149	142

Net FRS 17 deficits	(83)	(50)	(43)	(79)	(73)	(67)	(58)	(32)	(257)	(228)

The funded status of each of the above principal defined benefit schemes is reported at the beginning of this note. The deficits reported under FRS 17 reflect the different assumptions for valuing assets and liabilities compared with SSAP 24 and include the immediate impact of the fair value of assets at 31 March 2003. FRS 17 does not have any impact on the basis of funding these schemes.

The funding policy for the UK scheme is reviewed on a systematic basis in consultation with the independent scheme actuary in order to ensure that the funding contributions from sponsoring employers are appropriate to meet the liabilities of the scheme over the long term. In respect of the UK pension arrangements, the shortfall in assets represents approximately 31% (2002: 25%) of the pension liabilities as derived using assumptions adopted for the purposes of FRS 17. The performance of investment markets around the world over the last three years has been a major contributor to this shortfall.

The assets of the German scheme include £95m in respect of the main scheme and £12m in respect of the deferred compensation scheme.

The deficit in respect of other schemes at 31 March 2003 primarily relates to internally funded schemes in Italy, Sweden and the United States and the externally funded scheme in Ireland.

118      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

<<<<

Back to Contents

Movement in deficit during the year

	UK	Germany	Japan	Other	Total
	£m	£m	£m	£m	£m

Deficit in schemes before deferred tax at 1 April 2002	72	131	115	52	370
Current service cost	24	21	12	40	97
Cash contributions	(106)	(100)	(36)	(31)	(273)
Past service cost	–	–	5	1	6
Losses on curtailments	–	–	10	1	11
Financial costs/(income)	(3)	9	2	3	11
Actuarial losses	132	5	17	18	172
Exchange rate movements	–	11	1	4	16
Other movements	–	(4)	–	–	(4)

Deficit in schemes before deferred tax at 31 March 2003	119	73	126	88	406

Group net assets and profit and loss account reserves

	Under SSAP 24 (as adopted)		Under FRS 17 (for information only)
	2003	2002	2003	2002
	£m	£m	£m	£m

Net assets excluding pension scheme liabilities	131,569	133,527	131,569	133,527
Net pension scheme liabilities (net of deferred tax)	(35)	(99)	(257)	(228)

Net assets including pension scheme liabilities	131,534	133,428	131,312	133,299

Profit and loss reserve excluding pension scheme liabilities	(27,412)	(25,507)	(27,412)	(25,507)
Net pension scheme liabilities (net of deferred tax)	(35)	(99)	(257)	(228)

Profit and loss reserve including pension scheme liabilities	(27,447)	(25,606)	(27,669)	(25,735)

35.     Subsequent events

On 1 April 2003, the Group announced a cash tender offer to purchase $1.1 billion of US dollar bonds and DEM 400m bonds issued by its wholly owned subsidiary Vodafone Americas Inc. (previously AirTouch Communications, Inc.) and guaranteed by the Company. On 17 April 2003, the Group announced that, pursuant to these offers, it had purchased bonds in the principal amounts of $569,987,000 and DEM 308,360,000.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      119

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Continued

36.  Principal subsidiary undertakings, associated undertakings and investments

Principal subsidiary undertakings

The Company had, at 31 March 2003, the following subsidiary undertakings carrying on businesses which principally affect the profits and assets of the Group. They all have the same year end date as the Company and have been included in the Group consolidation.

Unless otherwise stated the Company’s principal subsidiary undertakings all have share capital consisting solely of ordinary shares and are indirectly held and the country of incorporation or registration of all subsidiary undertakings is also their principal place of operation.

Name	Activity	Country of incorporation or registration	Percentage shareholdings	(1)

Arcor AG & Co.	Fixed line operator	Germany	73.7
Europolitan Vodafone AB	Holding company for cellular network operator	Sweden	99.1
J-Phone Co., Ltd.	Cellular network operator	Japan	69.7
Japan Telecom Co., Ltd.	Fixed line operator	Japan	66.7
Japan Telecom Holdings Co., Ltd	Holding company	Japan	66.7
Vodafone Albania Sh.A.	Cellular network operator	Albania	82.4
Vodafone Americas Inc.(2)	Holding company	USA	100.0
Vodafone D2 GmbH	Cellular network operator	Germany	100.0
Vodafone Egypt Telecommunications S.A.E	Cellular network operator	Egypt	60.0
Vodafone Espana S.A.	Cellular network operator	Spain	100.0
Vodafone Europe B.V.	Holding company	Netherlands	100.0
Vodafone Holding GmbH	Holding company	Germany	100.0
Vodafone Holdings Europe S.L.	Holding company	Spain	100.0
Vodafone Hungary Mobile Telecommunications Limited(3)	Cellular network operator	Hungary	83.8
Vodafone Information Systems GmbH	Billing, IT and B2B solutions	Germany	100.0
Vodafone International Holdings B.V.	Holding company	Netherlands	100.0
Vodafone Investments Luxembourg S.a r.l.	Holding company	Luxembourg	100.0
Vodafone Ireland Limited	Cellular network operator	Ireland	100.0
Vodafone Libertel N.V.(4)	Cellular network operator	Netherlands	97.2
Vodafone Limited	Cellular network operator	England	100.0
Vodafone Malta Limited	Cellular network operator	Malta	80.0
Vodafone Network Pty Limited	Cellular network operator	Australia	100.0
Vodafone New Zealand Limited	Cellular network operator	New Zealand	100.0
Vodafone Omnitel N.V.(5)	Cellular network operator	Netherlands	76.8
Vodafone-Panafon Hellenic	Cellular network operator and
Telecommunications Company S.A.	telecommunications company	Greece	64.0
Vodafone Telecel-Comunicações Pessoais, S.A.(4)	Cellular network operator	Portugal	94.4

Notes:
(1)	Rounded to nearest tenth of one percent.
(2)	Share capital consists of 597,379,729 ordinary shares and 1.65 million class D and E redeemable preference shares of which 100% of the ordinary shares are held by the Group.
(3)	There is also one preference share in issue, but it is not held by the Group.
(4)	Includes interests which the Group was irrevocably committed to purchase at 31 March 2003.
(5)	The principal place of operation of Vodafone Omnitel N.V. is Italy.

120     Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

Principal associated undertakings

The Company’s principal associated undertakings all have share capital consisting solely of ordinary shares, unless otherwise stated, and are all indirectly held. The country of incorporation or registration of all associated undertakings is also their principal place of operation.

Name	Activity	Percentage shareholding/ partnership interest	(1)	Par value of issued equity	Latest financial accounts		Country of incorporation or registration

Belgacom Mobile S.A.	Cellular network operator	25.0		€70.0m	31.12.02	(2)	Belgium
Cellco Partnership(3)	Cellular network operator	45.0		–	31.12.02	(2)	USA
Cegetel Groupe S.A.(4)	Holding and telecommunications company	15.0		€1,433m	31.12.02	(2)	France
Grupo Iusacell, S.A. de C.V.(5)	Cellular network operator	34.5		–	31.12.02	(2)	Mexico
Mobifon S.A.	Cellular network operator	20.1		ROL 2,002,798m	31.12.02	(2)	Romania
Polkomtel S.A.	Cellular network operator	19.6		PLN 2,050m	31.12.02	(2)	Poland
RPG Cellular Services Limited	Cellular network operator	20.8		490m Rupees	31.03.03		India
Safaricom Limited(6)	Cellular network operator	35.0		1,020 Kshs	31.03.03		Kenya
Société Française du Radiotéléphone S.A.(7)	Cellular network operator	20.0		€964m	31.12.02	(2)	France
Swisscom Mobile S.A.	Cellular network operator	25.0		CHF100m	31.12.02	(2)	Switzerland
Vodafone Fiji Limited	Cellular network operator	49.0		F$6m	31.03.03		Fiji
Vodacom Group (Pty) Limited	Holding company	35.0		ZAR 100	31.03.03		South Africa

Notes:
(1)	To nearest tenth of one percent.
(2)	Accounts are drawn up to 31 March 2003 for consolidation in the Group’s financial statements.
(3)	Cellco Partnership trades under the name Verizon Wireless. The registered or principal office of the partnership is 180 Washington Valley Road, Bedminster, New Jersey 07921, USA.
(4)	The Group also holds a further 15% interest in Cegetel Groupe S.A. through its 30% holding in Transtel S.A.
(5)	The Group holds 31.6% of the voting A series shares and 37.3% of the non-voting V series shares.
(6)	The Group also holds 2 non-voting shares.
(7)	The Group also holds a further 23.9% indirect interest in Société Française du Radiotéléphone S.A. through its interest in Cegetel Groupe S.A.

Principal investments

The shareholding in the investment consists solely of ordinary shares and is indirectly held. The principal country of operation is the same as the country of incorporation or registration.

Name	Activity	Percentage shareholding	(1)	Country of incorporation or registration

China Mobile (Hong Kong) Limited(2)	Mobile network operator	3.3		China

Notes:
(1)	To nearest tenth of one percent.
(2)	Listed on the Hong Kong and New York stock exchanges and incorporated under the laws of Hong Kong.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      121

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Continued

37  US GAAP information

Index

	Page		Page

Reconciliations to US GAAP	122	Summary of differences between UK GAAP and US GAAP	125
Net income	122	Future developments in US GAAP	128
Shareholders’ equity	123	Market risk and financial instruments	129
Total assets	123	Goodwill and other intangible assets	130
Comprehensive income	124	Joint ventures and associated undertakings	131
Consolidated statements of cash flows	124	Fixed asset investments	133
		Stock based compensation	133
		Pensions and other post retirement benefits	135

Reconciliations to US GAAP

The following is a summary of the effects of the differences between US Generally Accepted Accounting Principles (“US GAAP”) and UK Generally Accepted Accounting Principles (“UK GAAP”) that are significant to the Group. The translation of pounds sterling amounts into US dollars is provided based on the Noon Buying Rate on 31 March 2003 of $1.5790:£1.

Net income

	Note	2003 $m	2003 £m	(1)	2002 as restated £m	(2)	2001 as restated £m	(2)

Revenues as reported in accordance with UK GAAP		47,962	30,375		22,845		15,004
Items decreasing revenues:
Non-consolidated subsidiaries	(a)	(6,902)	(4,371)		(4,162)		(3,409)
Connection revenues	(b)	(2,779)	(1,760)		(1,044)		(492)

Revenues in accordance with US GAAP		38,281	24,244		17,639		11,103

Net loss as reported in accordance with UK GAAP		(15,504)	(9,819)		(16,155)		(9,885)
Items (increasing)/decreasing net loss:
Goodwill and other intangibles amortisation	(c)	(9,757)	(6,179)		(7,288)		(3,034)
Investments accounted for under the equity method	(a)	456	289		(537)		1,172
Exceptional items	(d)	639	405		–		–
Connection income	(b)	25	16		(15)		(54)
Capitalised interest	(f)	644	408		387		365
Income taxes	(g)	8,855	5,608		5,733		4,491
Minority interests	(h)	425	269		1,308		(40)
Loss on disposal of business	(i)	–	–		(85)		–
Other	(e), (j)	(81)	(52)		(53)		(86)

Net loss before change in accounting principle in accordance with US GAAP		(14,298)	(9,055)		(16,705)		(7,071)
Effect of change in accounting principle(3)		–	–		17		–

Net loss after change in accounting principle, in accordance with US GAAP		(14,298)	(9,055)		(16,688)		(7,071)

US GAAP basic loss per ordinary share:	(l)
– before change in accounting principle		(20.98)¢	(13.29	)p	(24.58	)p	(11.51	)p

– after change in accounting principle		(20.98)¢	(13.29	)p	(24.56	)p	(11.51	)p

122     Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

Shareholders’ equity

				2002
		2003	2003	as restated (2)
	Note	$m	£m	£m

Equity shareholders’ funds as reported in accordance with UK GAAP		203,171	128,671	130,573
Items increasing/(decreasing) shareholders’ equity:
Goodwill and other intangibles – net of amortisation(4)	(c)	90,600	57,378	39,025
Investments accounted for under the equity method	(a)	7,311	4,630	3,821
Exceptional items	(d)	639	405	–
Connection income	(b)	(133)	(84)	(100)
Capitalised interest	(f)	1,694	1,073	752
Income taxes	(g)	(78,438)	(49,676)	(28,077)
Minority interests	(h)	(3,325)	(2,106)	(5,514)
Proposed dividends	(k)	966	612	511
Other	(e), (j)	(737)	(467)	(104)

Shareholders’ equity in accordance with US GAAP		221,748	140,436	140,887

Total assets
				2002
		2003	2003	as restated (2)
	Note	$m	£m	£m

Total assets as reported in accordance with UK GAAP		257,819	163,280	162,900
Items (decreasing)/increasing total assets:
Goodwill and other intangibles – net of amortisation	(c)	90,600	57,378	39,025
Investments accounted for under the equity method	(a)	2,920	1,849	1,701
Exceptional items	(d)	639	405	–
Connection costs	(b)	6,599	4,179	2,402
Capitalised interest	(f)	1,694	1,073	752
Deferred tax	(g)	71	45	13
Other	(e), (j)	(676)	(428)	(127)

Total assets in accordance with US GAAP		359,666	227,781	206,666

Notes:
(1)	In a number of the Group’s previous business acquisitions, the primary assets acquired were licences to provide mobile telecommunications services. In the allocation of the purchase price of these acquisitions on a US GAAP basis, amounts classified as goodwill have related to the expected synergies to be derived from the acquired businesses being part of the Group and the deferred tax consequences resulting from the difference between the tax value and assigned value of licences. The Group believes that the nature of the acquired licences and the related goodwill is substantially indistinguishable. Concurrent with the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets”, and as a result of these considerations, on 1 April 2002, £33,664m of goodwill was reclassified as licences; and in accordance with SFAS No. 109, “Accounting for income taxes”, a related deferred tax liability and a corresponding increase to licence value of £19,077m has been recognised. This relates to the difference in the tax basis versus the book basis of licences. This reclassification, including the related impact on deferred taxes, had no impact on the Group’s previously reported net income or shareholders’ equity under US GAAP.
This reclassification differs from that reflected in the Group’s previously filed Form 6-K dated 2 December 2002, where, concurrent with the adoption of SFAS No. 142 on 1 April 2002, £10,145m representing all synergy goodwill was reclassified as licences and, in accordance with SFAS No. 109, a related deferred tax liability of £3,696m was recognised. The additional reclassification and the related deferred tax effects had no impact on the Group’s previously reported net loss or shareholders’ equity under US GAAP.
(2)	The reconciliations of net loss and shareholders’ equity for the years ended 31 March 2002 and 2001 have been restated to provide comparability with the presentation for the year ended 31 March 2003. The Group now presents the adjustments for equity investees as a single line item. Previously the US GAAP adjustments in relation to amortisation expense and income taxes for interests accounted for under the equity basis were presented in the line items described as “Goodwill and other intangibles” and “Income taxes”, respectively.
In the year ended 31 March 2002, this restatement had the effect of reducing goodwill and other intangibles amortisation by £2,431m, decreasing the net credit in relation to income taxes by £1,894m with a corresponding increase in the net loss from investments accounted for under the equity method of £537m.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      123

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Continued

37.     US GAAP information continued

As at 31 March 2002, this restatement had the effect of reducing goodwill and other intangibles – net of amortisation by £22,740m, decreasing the net liability in relation to income taxes by £18,919m with a corresponding increase in investments accounted for under the equity method of £3,821m.

In the year ended 31 March 2001, this restatement had the effect of reducing goodwill and other intangibles amortisation by £2,184m, decreasing the net credit in relation to income taxes by £3,356m with a corresponding increase in the net loss from investments accounted for under the equity method of £1,172m.

This restatement does not affect previously reported US GAAP net loss for the two years ended 31 March 2002 or US GAAP shareholders’ equity at 31 March 2002.

(3) Change in accounting principle for 2002 relates to the Group’s transitional adjustment in respect of the adoption of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, on 1 April 2001. The adjustment in respect of SFAS No. 133 for the year ended 31 March 2002 is included within “Items (increasing)/decreasing net loss: Other” and increased the US GAAP net loss by £38m.
(4) Further analysis as to how amounts presented for goodwill and other intangibles – net of amortisation as at 31 March 2003 and 31 March 2002 have been determined is provided below.

	2003	2003	2002
	$m	£m	£m

Use of a different measurement date for the purposes of determining purchase consideration	8,219	5,205	4,086
Deferred tax	72,931	46,188	23,939
Other	9,450	5,985	11,000

	90,600	57,378	39,025

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

Consolidated statements of cash flows

The consolidated statements of cash flows prepared under UK GAAP differ in certain presentational respects from the format required under SFAS No. 95, “Statement of Cash Flows”. Under SFAS No. 95, the Group experienced an outflow of cash and cash equivalents of £1,103m during the year ended 31 March 2003. Under FRS1, “Cash flow statements (revised)”, the Group experienced an inflow of cash of £393m over the same period.

Cash equivalents are defined as short term, highly liquid investments which are readily convertible into known amounts of cash without notice and which were within three months of maturity when acquired.

The following table summarises the movement and composition of cash and cash equivalents under US GAAP for the three years ended 31 March 2003, 2002 and 2001.

124      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

Summary consolidated cash flow information as presented in accordance with US GAAP

	2003	2003	2002	2001
	$m	£m	£m	£m
Cash and cash equivalents were (used in)/provided by:
Operating activities	13,172	8,342	2,885	(1,853)
Investing activities	(15,018)	(9,511)	(11,999)	11,995
Financing activities	282	178	2,089	(2,699)

Net (decrease)/increase in cash and cash equivalents	(1,564)	(991)	(7,025)	7,443
Acquisitions (excluding cash and overdrafts)	–	–	1,309	–
Exchange movement	(177)	(112)	(76)	29
Cash and cash equivalents at the beginning of year	2,951	1,869	7,661	189

Cash and cash equivalents at the end of year	1,210	766	1,869	7,661

A reconciliation between the consolidated statements of cash flows presented in accordance with UK GAAP and US GAAP is set out below:

	2003	2003	2002	2001
	$m	£m	£m	£m
Operating activities:
Net cash inflow from operating activities (UK GAAP)	17,593	11,142	8,102	4,587
Tax paid	(1,394)	(883)	(545)	(1,585)
Net interest paid	(870)	(551)	(936)	(47)
Decrease in short term borrowings	(2,157)	(1,366)	(3,742)	(4,765)
Increase/(decrease) in bank overdrafts	–	–	6	(43)

Net cash provided by/(used in) operating activities (US GAAP)	13,172	8,342	2,885	(1,853)

Investing activities:
Net cash (outflow)/inflow from capital expenditure, financial investments and
acquisitions and disposals (UK GAAP)	(16,190)	(10,253)	(12,138)	11,642
Dividends received from joint ventures and associated undertakings	1,172	742	139	353

Net cash (used in)/provided by investing activities (US GAAP)	(15,018)	(9,511)	(11,999)	11,995

Financing activities:
Net cash outflow from financing activities (UK GAAP)	(214)	(136)	(675)	(6,691)
Decrease in short term borrowings	2,157	1,366	3,742	4,765
Dividends paid	(1,661)	(1,052)	(978)	(773)

Net cash provided by/(used in) financing activities (US GAAP)	282	178	2,089	(2,699)

Summary of differences between UK GAAP and US GAAP

The Consolidated Financial Statements are prepared in accordance with UK GAAP, which differ in certain material respects from US GAAP. The differences that are material to the Group relate to the following items and the necessary adjustments are shown on pages 122 to 125.

(a)   Non-consolidated subsidiaries and investments accounted for under the equity method

Under UK GAAP, the results and assets of Vodafone Italy have been consolidated in the Group’s financial statements from 12 April 2000. Under US GAAP, as a result of significant participating rights held by minority shareholders, the Group’s interest in Vodafone Italy has been accounted for as an associated undertaking under the equity method of accounting. Under UK GAAP Vodafone Spain has been consolidated in the Group’s financial statements from 29 December 2000. Under US GAAP, the Group’s interests in Vodafone Spain, have been accounted for as an associated undertaking under the equity method of accounting up to 29 June 2001 and consolidated thereafter, following the completion of the acquisition of a further 17.8% shareholding in Vodafone Spain.

Under UK GAAP, charges for interest and taxation for joint ventures and associated undertakings are aggregated within the Group interest and taxation amounts shown on the face of the profit and loss account. The Group’s share of the turnover of joint ventures and associated undertakings is also permitted to be disclosed on the face of the consolidated profit and loss account. In addition, the Group’s share of gross assets and gross liabilities of joint ventures are

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      125

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Continued

37.     US GAAP information continued

shown on the face of the consolidated balance sheet. US GAAP does not permit the Group’s share of turnover of joint ventures and associated undertakings to be disclosed on the face of the consolidated income statement, nor does it permit the Group’s share of gross assets and gross liabilities to be shown on the face of the consolidated balance sheet.

Equity accounting for Vodafone Italy and Vodafone Spain results in the operating loss, Group net interest payable, Group taxation payable and equity minority interests being less than/(more than) the equivalent UK GAAP amount by £1,955m, £(45)m, £478m and £264m (2002: £2,060m, £(9)m, £402m and £249m; 2001: £2,231m, £15m, £265m and £209m), respectively. Equity accounting for Vodafone Italy and Vodafone Spain results in the Group’s share of the operating loss, interest payable and taxation payable of associated undertakings being greater/(lower) under US GAAP than UK GAAP by £1,501m, £(34)m and £367m (2002: £1,577m, £(7)m and £307m; 2001: £2,508m, £11m and £201m), respectively. The Group’s investment in subsidiaries consolidated under UK GAAP but equity accounted under US GAAP at 31 March 2003 would be £21,512m (2002: £21,394m) greater under US GAAP than UK GAAP.

(b)   Connection revenues and income

Under the Group’s UK GAAP accounting policy, connection revenues are recognised upon connection of the customer to the cellular network, and revenues from the sale of a mobile handset and related costs are recognised upon delivery to the customer. Under US GAAP, connection revenues are recognised over the period that a customer is expected to remain connected to a network. Connection costs directly attributable to the income deferred are recognised over the same period. Where connection costs exceed connection revenues, the excess costs are charged in the profit and loss account immediately upon connection.

(c)   Goodwill and other intangibles

Under UK GAAP, the policy followed prior to the introduction of FRS 10, “Goodwill and Intangible Assets”, which is effective for accounting periods ended on or after 23 December 1998 and was adopted on a prospective basis, was to write off goodwill against shareholders’ equity in the year of acquisition. FRS 10 requires goodwill to be capitalised and amortised over its estimated useful economic life. Under US GAAP, following the introduction of SFAS No. 142, which is effective for accounting periods starting after 15 December 2001 and, transitionally, for acquisitions completed after 30 June 2001, goodwill and intangible assets with indefinite lives are capitalised and not amortised, but tested for impairment, at least annually, in accordance with SFAS No. 142. Intangible assets with finite lives continue to be capitalised and amortised over their useful economic lives.

Under UK GAAP and US GAAP the purchase price of a transaction accounted for as an acquisition is based on the fair value of the consideration. In the case of share consideration, under UK GAAP the fair value of such consideration is based on the share price at completion of the acquisition or the date when the transaction becomes unconditional. Under US GAAP the fair value of the share consideration is based on the average share price over a reasonable period of time before and after the proposed acquisition is agreed to and announced. This has resulted in a difference in the fair value of the consideration for certain acquisitions and consequently in the amount of the purchase price capitalised under UK and US GAAP.

Under UK GAAP, costs incurred in reorganising acquired businesses are charged to the profit and loss account as post-acquisition expenses. Under US GAAP, certain of such costs are considered in the allocation of purchase consideration and thereby the determination of goodwill arising on acquisition.

(d)   Exceptional items

As described in note 4, the Group recorded an impairment charge under UK GAAP of £405m in relation to the fixed assets of Japan Telecom. Under US GAAP, the Group evaluated the recoverability of these fixed assets in accordance with the requirements of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, and determined that the carrying amount of these assets was recoverable. As a result, the UK GAAP impairment charge of £405m has not been recognised under US GAAP.

(e)   Stock based compensation

Under UK GAAP, options granted over the Company’s ordinary shares are accounted for using the intrinsic value method, with the difference between the fair value of shares at grant date and the exercise price charged to the profit and loss over the period until the shares first vest. Grants under the Company’s SAYE schemes are exempt from this accounting methodology.

Under US GAAP, the Group accounts for option plans in accordance with the requirements of APB 25, “Accounting for stock issued to employees” and applies the disclosure provisions of SFAS No. 148, “Accounting for stock-based compensation – transition and disclosure”. Under APB 25, such plans are accounted for as variable and the cost is calculated by reference to the market price of the shares at grant date and amortised over the period until the shares first vest. Where the measurement period has not yet been completed, the cost is calculated by reference to the market price of the relevant shares at the end of each accounting period.

(f)   Capitalised interest

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

126      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

(g)   Income taxes

Under UK GAAP, deferred tax is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Under US GAAP, deferred tax assets and liabilities are provided in full on all temporary differences and a valuation adjustment is established in respect of those deferred assets where it is more likely than not that some portion will not be realised. The most significant component of the income tax adjustment is due to the temporary difference between the assigned values and tax values of intangible assets acquired in a business combination, which results in the recognition of a deferred tax liability under US GAAP. Under UK GAAP, no deferred tax liability is recognised.

Under UK GAAP, the tax benefit received on the exercise of share options by employees, being the tax on the difference between the market value on the date of exercise and the exercise price, is shown as a component of the tax charge for the period. Under US GAAP, the tax benefit is shown as a component of paid-in capital on issue of shares.

In addition, deferred taxation assets are recognised for future deductions and utilisation of tax carry-forwards, subject to a valuation allowance. The valuation allowance established against deferred tax assets is £11,446m (2002: £488m), the movement in the year being £10,958m. The valuation allowance is mainly in respect of tax losses amounting to £11,226m (2002: £378m) not recognised.

(h)   Minority interests

The adjustments in respect of minority interests primarily relate to intangibles and provisions for deferred tax which have been recognised for US GAAP purposes by a less than 100% owned subsidiary undertaking.

(i)   Loss on sale of business

The loss on sale of business in 2002 represents the loss on sale of a business, which was sold fifteen months after the date of acquisition.

Under UK GAAP, the fair value of an acquired business can be amended up until the end of the financial year after acquisition. Under US GAAP, the fair value can only be adjusted for one year following acquisition.

(j)   Other

Licence fee amortisation – Under UK GAAP, the Group has adopted a policy of amortising licence fees in proportion to the capacity of the network during the start up period and then on a straight line basis. Under US GAAP, licence fees are amortised on a straight line basis from the date that operations commence to the date the licence expires.

Pension costs – Under both UK GAAP and US GAAP pension costs provide for future pension liabilities. However, there are differences in the prescribed methods of valuation, which give rise to GAAP adjustments to the pension cost and the pension prepayment.

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

Gain on disposal of fixed assets and fixed asset investments – Under US GAAP, the net gain on disposal of fixed assets and fixed asset investments of £3m and £255m, respectively (2002: £10m and £9m, 2001: £6m and £6m) would be included within operating income.

Marketable securities – Under US GAAP, SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, the Group classifies its marketable equity securities with readily determinable fair values as available-for-sale and are stated at fair value with the unrealised loss or gain, net of deferred taxes, reported in shareholders’ equity.

Derivative instruments – All the Group’s transactions in derivative financial instruments are undertaken for risk management purposes only and are used to hedge its exposure to interest rate and foreign currency risk. In accordance with UK GAAP, to the extent that such instruments are matched against an underlying asset or liability, they are accounted for as hedging transactions and recorded at appropriate historical amounts, with fair value information disclosed in the Notes to the Consolidated Financial Statements. Under US GAAP, in accordance with SFAS No. 133, the Group’s derivative financial instruments, together with any separately identified embedded derivatives, are reported as assets or liabilities on the Group’s balance sheet at fair value with changes in their fair value accounted for through either the profit and loss account or statement of other comprehensive income. However, the Group has designated certain of its derivative instruments as hedges for US GAAP purposes and accordingly, recognises any corresponding changes in the fair value of the underlying assets, liabilities or positions being hedged. Under US GAAP, all derivatives not designated as hedges are recorded on the balance sheet at fair value, with all changes in fair value accounted for in the profit and loss account. The Group does not pursue hedge accounting treatment for:

– interest rate futures, which are typically used to switch floating interest rates to fixed interest rates;

– derivatives entered into for funding and liquidity purposes, including forwards; or

– individual contracts where the underlying value of the transaction amounts to less than £10m.

Upon first adopting SFAS No. 133, on 1 April 2002, a cumulative transition adjustment was made which increased US GAAP net income and other comprehensive income by £17m and £Nil, respectively. For the year ended 31 March 2002, the impact of SFAS No. 133 on the Group’s financial position

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      127

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Continued

37.     US GAAP information continued

and results under US GAAP is to decrease US GAAP net income and other comprehensive income by £38m and £Nil, respectively. For the year ended 31 March 2003 US GAAP net income and other comprehensive income increased by £7m and £1m, respectively.

(k)   Proposed dividends

Under UK GAAP, final dividends are included in the financial statements when recommended by the Board to the shareholders in respect of the results for a financial year. Under US GAAP, dividends are included in the financial statements when declared by the Board.

(j)   Loss per ordinary share

Loss per ordinary share information is calculated based on:
	2003 $m		2003 £m		2002 £m		2001 £m

Net loss in accordance with US GAAP:
before change in accounting principle	(14,298)		(9,055)		(16,705)		(7,071)
after change in accounting principle	(14,298)		(9,055)		(16,688)		(7,071)

	Number		Number		Number		Number
Weighted average number of ordinary shares in issue (millions)	68,155		68,155		67,961		61,439

Basic and diluted loss per ordinary share:	Cents per		Pence per		Pence per		Pence per
	share		share		share		share
before change in accounting principle	(20.98	)¢	(13.29	)p	(24.58	)p	(11.51	)p
after change in accounting principle	(20.98	)¢	(13.29	)p	(24.56	)p	(11.51	)p

The Group has not included 382 million shares (2002: 246 million; 2001: 41 million) in the computation of diluted earnings per share as their inclusion would be antidilutive.

Future developments in US GAAP

SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”

In April 2002, the FASB issued SFAS No. 145. SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, and an amendment of that Statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”, and SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”. This Statement amends SFAS No. 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale and leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 has not impacted the Group’s reported financial position and results under US GAAP.

SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”

In June 2002, the FASB issued SFAS No. 146. SFAS No. 146 is effective for exit or disposal activities initiated after 31 December 2002 and requires that a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred. This Statement nullifies EITF No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”, under which a liability for an exit cost as defined in EITF No. 94-3 was recognised at the date of an entity’s commitment to an exit plan. This Statement also establishes that fair value is the objective for initial measurement of the liability. SFAS No. 146 has not impacted the Group’s reported financial position and results under US GAAP.

SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123”

In December 2002 the FASB issued SFAS No. 148. SFAS No. 148 allows alternative methods of transition for a voluntary change to accounting for stock-based employee compensation under the fair value method prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation”. This Statement also amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Group accounts for stock-based compensation under APB No. 25 and applies the disclosure requirements of SFAS No. 148. SFAS No. 148 has not impacted the Group’s reported financial position and results under US GAAP.

SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”

In April 2003, the FASB issued SFAS No. 149. SFAS No. 149 will be effective for contracts entered into or modified after 30 June 2003 and for hedging relationships designated after 30 June 2003. The Statement requires contracts with comparable characteristics to be accounted for similarly and clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133. It also clarifies when special reporting in the statement of cash flows is required if a derivative contains a financing component. The effect of SFAS No. 149 on the Group’s reported financial position and results under US GAAP is not expected to be material.

128      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”

In May 2003, the FASB issued SFAS No. 150. SFAS No. 150 is effective for financial instruments entered into or modified after 31 May 2003, and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003. SFAS No. 150 requires that certain financial instruments, previously accounted for as equity, be classified as liabilities. It is currently anticipated that SFAS No. 150 will result in the Group’s class D & E preferred shares issued by AirTouch, currently classified as non-equity minority interests, being classified as long term liabilities.

FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”

In November 2002, the FASB issued FIN 45. FIN 45 requires certain disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognise, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for accounting periods ending after 15 December 2002. The recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees modified or entered into after 31 December 2002. Adoption of the recognition and initial measurement requirements has not impacted the Group’s reported financial position and results under US GAAP.

FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities”

In January 2003, the FASB issued FIN 46. FIN 46 expands upon existing US GAAP accounting guidance that prescribes when an entity should consolidate the assets, liabilities and results of another variable interest entity (“VIE”). Under FIN 46 an enterprise shall consolidate a VIE if the enterprise has a variable interest that will absorb a majority of the VIE’s expected losses or receive the majority of the VIE’s expected residual returns, or both. The consolidation and disclosure requirements of FIN 46 are effective immediately in respect of VIEs created after 31 January 2003 and in the first period after 15 June 2003 for existing VIEs. The Group is currently assessing the impact of FIN 46 but it does not expect it to have any impact on the Group’s reported financial position and results under US GAAP.

EITF 00-21, “Accounting for Revenue Arrangements with Multiple Element Deliverables”

In November 2002, the Emerging Issues Task Force (“EITF”), of the FASB reached a consensus on EITF 00-21. EITF 00-21 provides guidance on how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery of products or performance of services, and/or rights to use other assets. The requirements of EITF 00-21 will be applicable to agreements entered into for periods beginning after 15 June 2003 and will therefore first apply to the Group for any arrangements entered into from 1 April 2004. The Group is currently assessing the impact of EITF 00-21 on its reported financial position and results under US GAAP.

Market risk and financial instruments

Financial instruments: General

The principal financial risks arising from the Group’s activities are funding risk, interest rate risk, currency risk and counterparty risk. The Group manages these risks by a variety of methods, including the use of a number of financial instruments. All transactions in derivative financial instruments are undertaken for risk management purposes, by specialist treasury personnel. No instruments are held by the Group for trading purposes. The Group has a central treasury function which provides a centralised service to the Group for funding, bank relationship management, investment management, foreign exchange, interest rate management and counterparty risk management, with operations, including transactions in derivative financial instruments, conducted within a policy framework approved by the Board.

Interest rate risk

The Group’s main interest rate exposures are to euro and yen and, to a lesser extent, dollar and sterling interest rates. Under the Group’s interest rate management policy, interest rates on monetary assets and liabilities are maintained on a floating rate basis, unless the forecast interest charge for the next eighteen months is material in relation to forecast results in which case interest rates are fixed. In addition, fixing may be undertaken for longer periods when interest rates are statistically low. Therefore, the term structure of interest rates is managed within limits approved by the Board, using derivative financial instruments such as swaps, futures, options and forward rate agreements. At the end of the year, 9% (2002: 38%) of the Group's gross financial liabilities were fixed for the twelve month period ending 31 March 2004. At 31 March 2003, the Group had interest rate swaps and futures contracts outstanding with a notional principle value of £8,887m (2002: £18,580m). The fair value of these agreements was £683m in excess of their carrying value at 31 March 2003 (2002: £64m).

Foreign exchange rate risk

The Group’s geographical spread exposes it to fluctuations in foreign exchange rates. The Group manages its exposure to foreign currency movements by hedging known future transactions including those resulting from the repatriation of international dividends and loans above a certain de-minimus level using foreign exchange forward contracts.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      129

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Continued

37.   US GAAP information continued

At 31 March 2003, the Group had outstanding foreign exchange contracts and currency swaps with an aggregate amount of £73m (2002: £28m). These contracts mature within 69 months (2002: 13 months). The fair value of these contracts was £1m higher than their carrying value at 31 March 2003 (2002: £1m higher). Profits and losses arising from these instruments are recognised in the profit and loss account when the associated sale or purchase is recognised or when a hedged transaction is no longer expected to occur.

Investments in foreign entities

It is the Group’s policy not to hedge its international assets with respect to foreign currency balance sheet translation exposure, since net tangible assets represent a small proportion of the market value of the Group and international operations provide risk diversity.

The fair value of both the interest rate and foreign exchange rate risk management instruments was estimated by discounting the future cash flows to net present values using appropriate market interest and foreign exchange rates prevailing at the year end.

Goodwill and other intangible assets

Goodwill

	Mobile telecommunications
			Middle East
	Europe	Asia Pacific	and Africa	Total

1 April 2002	27,550	6,025	89	33,664
Reclassifications	(27,550)	(6,025)	(89)	(33,664)
Additions	108	–	–	108
Exchange movements	9	–	–	9

31 March 2003	117	–	–	117

Intangible assets
	At 31 March 2003
	Gross carrying	Accumulated
	amount	amortisation
	£m	£m

Finite-lived intangible assets:
Licences	169,592	32,335
Other	8,474	3,754

	178,066	36,089

The total amortisation charge for the year ended 31 March 2003, under US GAAP, was £14,619m. The estimated future amortisation charge is as follows:

£m

Year ended 31 March:
2004	14,318
2005	14,224
2006	14,262
2007	14,166
2008	14,363

Concurrent with the adoption of SFAS No. 142, and as a result of these considerations, on 1 April 2002 £33,664m of goodwill was reclassified as licences; and in accordance with SFAS No. 109, a related deferred tax liability and a corresponding increase to licence value of £19,077m has been recognised. This relates to the difference in the tax basis versus the book basis of licences. The reclassification, including the related impact on deferred taxes, had no impact on the Group’s previously reported net income or shareholders equity under US GAAP.

130      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

The following proforma information presents the impact of results under US GAAP, had the Group accounted for its goodwill and identifiable intangible assets under SFAS No. 142 for all periods presented after giving effect to such reclassfications for all periods presented.

	For the year ended 31 March
	2003		2002		2001
	£m		£m		£m

Reported net income	(9,055)		(16,688)		(7,071)
Unamortised licences net of income taxes	–		704		681

Adjusted net income	(9,055)		(15,984)		(6,390)

Reported earnings per share (basic and diluted)	(13.29	)p	(24.56	)p	(11.51	)p
Unamortised licences net of income taxes	–		1.04	p	1.11	p

Adjusted earnings per share (basic and diluted)	(13.29	)p	(23.52	)p	(10.40	)p

Joint ventures and associated undertakings

Summary aggregated financial information of the Group’s joint ventures, extracted on a 100% basis from accounts prepared under UK GAAP to 31 March 2003, is set out below:

	2003	2002
	£m	£m

Assets
Current assets	–	41
Non-current assets	–	110

	–	151

Liabilities and equity shareholders’ funds
Liabilities	–	743
Minority interests	–	(54)
Total equity shareholders’ funds	–	(538)

	–	151

Turnover	16	6

Operating loss	(77)	(410)

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      131

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Continued

37.     US GAAP information continued

Summary aggregated financial information of the Group’s associated undertakings, extracted on a 100% basis from accounts prepared under UK GAAP to 31 March 2003, is set out below:

	2003 Equity-accounted entities as defined under UK GAAP	2003 Non-consolidated subsidiaries as defined under US GAAP	2003 Equity-accounted entities as defined under US GAAP	2002
	£m	£m	£m	£m
Assets
Current assets	7,033	2,337	9,370	9,706
Non-current assets	21,004	3,672	24,676	22,192

	28,037	6,009	34,046	31,898

Liabilities and equity shareholders’ funds
Current liabilities	12,978	1,810	14,788	14,872
Long term liabilities	5,310	–	5,310	7,339
Total equity shareholders’ funds	9,749	4,199	13,948	9,687

	28,037	6,009	34,046	31,898

Turnover	23,148	4,371	27,519	33,285

Operating profit	5,710	1,588	7,298	7,174

Non-consolidated subsidiaries as defined under US GAAP comprise Vodafone Italy throughout the period and Vodafone Spain up until 29 June 2001, which have been consolidated under UK GAAP – see “Summary of differences between UK and US GAAP – (a) Non-consolidated subsidiaries and investments accounted for under the equity method” on page 125.

Included in current liabilities and long term debt are amounts owed to the Group, other shareholders of the associated companies and third parties. The Group’s share of all associated companies’ debt amounted to £4,276m at 31 March 2003 (2002: £5,718m).

Summary financial information for Verizon Wireless for the period from 3 April 2000 (the date of formation of Verizon Wireless) to 31 March 2003 and summary financial information for Vodafone Italy for the three years ended 31 March 2003 is set out below. The financial information is extracted on a 100% basis from accounts prepared under UK GAAP.

	Verizon Wireless			Vodafone Italy
	2003	2002	2001	2003	2002	2001
	£m	£m	£m	£m	£m	£m
Assets
Current assets	2,257	3,728	2,981	2,337	1,805	634
Non-current assets	13,645	12,838	10,792	3,672	3,112	2,893

	15,902	16,566	13,773	6,009	4,917	3,527

Liabilities and equity shareholders’ funds
Current liabilities	7,809	8,405	8,105	1,810	1,483	1,194
Long term liabilities	3,605	4,772	5,330	–	–	–
Total equity shareholders’ funds	4,488	3,389	338	4,199	3,434	2,333

	15,902	16,566	13,773	6,009	4,917	3,527

Turnover	12,902	12,449	10,266	4,371	3,732	3,073

Operating profit	2,795	3,029	2,451	1,588	1,344	1,068

132      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Continued

Fixed asset investments

Under US GAAP, SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, requires certain disclosures to be made of the Group’s fixed asset investments, all of which are equity securities and classified as available for sale.

	UK GAAP net
	book value	(1)	Unrealised gains	Unrealised losses	Fair value
	£m		£m	£m	£m

At 31 March 2003	1,127		7	(144)	990

At 31 March 2002	1,325		286	(10)	1,601

Note:
(1)	Determined using the weighted average cost basis.

During the period, the Group realised proceeds of £575m (2002: £319m; 2001: £513m), realising gross gains on sale of £258m and gross losses on sale of £3m (2002: £9m; 2001: £6m).

Stock based compensation

For the purposes of US GAAP reporting, the Group accounts for stock based compensation in accordance with APB 25. The Group also adopts the disclosure only provisions of SFAS No. 148.

The Company currently uses a number of share plans to grant options and share awards to its directors and employees.

Share Option Plans

Sharesave Scheme

The Vodafone Group 1998 Sharesave Scheme (“the Sharesave Scheme”) enables UK staff to acquire shares in the Company through monthly savings of up to £250 over a three or five year period, at the end of which they also receive a tax free bonus. The savings and bonus may then be used to purchase shares at the option price, which is set at the beginning of the savings contract and usually at a discount of 20% to the then prevailing market price of the Company’s shares. Invitations to participate in this scheme are normally made annually.

Discretionary share option plans

The Company has two discretionary share option plans, the Vodafone Group 1998 Company Share Option Scheme (which is UK Inland Revenue approved) and the Vodafone Group 1998 Executive Share Option Scheme (which is unapproved). Options under the discretionary schemes are subject to performance conditions. Options are normally exercisable between three and ten years from the date of grant.

Long Term Stock Incentive Plan

The Vodafone Group Plc 1999 Long Term Stock Incentive Plan is a discretionary plan under which both share option grants and share awards may be made. For some grants to US employees, the options have phased vesting over a four year period and are exercisable in respect of American Depositary Shares (“ADSs”). For all other grants, options are normally exercisable between three and ten years from the date of grant, subject to the satisfaction of predetermined performance conditions and are exercisable in respect of ordinary shares listed on the UK stock exchange, or ADSs for US employees.

Share option plans belonging to subsidiaries

Share option schemes are also operated by certain of the Group’s subsidiary and associated undertakings, under which options are only issued to Executives and key personnel.

Share Plans

Share Incentive Plan

The Share Incentive Plan enables UK staff to acquire shares in the Company through monthly purchases of up to £125 per month or 5% of salary, whichever is lower. For each share purchased by the employee, the Company provides a free matching share.

      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      133

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Continued

37. US GAAP information continued

Restricted Share Plans

Under the Vodafone Group Short Term Incentive Plan, introduced in 1998, shares are conditionally awarded based on achievement of one-year performance targets. Release of the shares is deferred for a further two years and is subject to continued employment. Additional shares are released at this time if a further performance condition has been satisfied over the two year period.

Awards of performance shares may be granted. The release of these shares is conditional upon achievement of performance targets measured over a three year period. The awards are granted under the Vodafone Group Long Term Incentive Plan and under the Vodafone Group Plc 1999 Long Term Stock Incentive Plan referred to above.

Under these plans, the maximum aggregate number of ordinary shares which may be issued in respect of options or awards will not (without shareholder approval) exceed:

a.	10% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shares which have been allocated in the preceding ten period under all plans; and

b.	5% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shares which have been allocated in the preceding ten year period under all plans other than the Sharesave Scheme.

Following the merger with AirTouch, some rights to acquire AirTouch Communications, Inc. 1993 Long Term Stock Incentive Plan options were converted into rights to acquire shares in the Company. No further awards will be granted under this scheme.

Movements in ordinary share options and ADS options outstanding during the years ended 31 March 2003, 2002 and 2001 are summarised as follows:

	Number of ADS options			Number of ordinary share options
	2003	2002	2001	2003	2002	2001
	(millions)	(millions)	(millions)	(millions)	(millions)	(millions)

At 1 April	43.8	55.1	63.3	488.3	211.0	154.6
Granted	6.5	4.1	2.0	700.9	332.8	77.5
Exercised	(2.7)	(7.4)	(6.1)	(9.7)	(13.2)	(18.8)
Forfeited	(26.6)	(8.0)	(4.1)	(68.6)	(42.3)	(2.3)

At 31 March	21.0	43.8	55.1	1,110.9	488.3	211.0

Exercisable at 31 March	11.7	39.7	54.6	90.7	82.1	32.2

Weighted average price:
Granted during year	$13.71	$29.31	$44.66	£0.99	£1.56	£2.82
Exercised during year	$10.00	$14.14	$14.92	£0.82	£0.77	£0.54
Forfeited during year	$33.61	$41.00	$42.09	£1.46	£1.79	£2.62
Outstanding at 31 March	$22.32	$29.74	$29.82	£1.23	£1.71	£1.90
Exercisable at 31 March	$25.20	$29.64	$29.65	£1.45	£1.33	£0.68

SFAS No.148 establishes a fair value based method of accounting for stock based compensation plans and encourages the recognition of the compensation cost on this basis in the income statement. Where the cost is not recognised, the pro forma effect of the valuation method on net (loss)/income must be disclosed. Under UK GAAP the compensation element is not required to be recognised in net income. The disclosure only provisions of SFAS No.148 have been adopted, as follows.

	ADS options			Ordinary share options
	2003	2002	2001	2003	2002	2001

Weighted average fair value	$4.49	$8.24	$13.45	£0.28	£0.56	£0.95
Weighted average assumptions:
Volatility	34.83%	36.02%	36.34%	34.82%	36.07%	36.17%
Expected dividend yield	0.62%	0.58%	0.82%	0.63%	0.57%	0.79%
Risk-free interest rate	5.02%	5.37%	4.58%	4.97%	5.45%	4.92%
Expected option lives (years)	3.5	3.5	3.5	3.5	3.5	3.6

134      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

Had compensation cost been determined based upon the fair value of the share options and ADS options at grant date, the Group’s net loss and loss per ordinary share would have been restated to the pro forma amounts indicated below (in millions, except per share amounts):

	2003 £m		2002 £m		2001 £m

Net loss as reported under US GAAP	(9,055)		(16,688)		(7,071)
Stock based compensation, net of related tax effects, included in
the determination of net income as reported	48		–		–
Stock based employee compensation expense, under fair value based method
for all awards, net of related tax effects	(65)		(81)		(148)

Pro forma net loss	(9,072)		(16,769)		(7,219)

Earnings per share
Basic – as reported under US GAAP	(13.29	)p	(24.56	)p	(11.51	)p
Basic – pro forma	(13.31	)p	(24.67	)p	(11.75	)p

Pensions and other post retirement benefits

As at 31 March 2003, the Group operated a number of pension plans for the benefit of its employees throughout the world, which vary with conditions and practices in the countries concerned. All the Group’s pension plans are provided either through defined benefit or defined contribution arrangements. Defined benefit schemes provide pensions based on the employees’ length of pensionable service and their final pensionable salary or other criteria. Defined contribution schemes offer employees individual funds that are converted into pension benefits at the time of retirement.

A description of the major defined benefit schemes provided in the UK, Germany and Japan is given in note 34.

Analyses of the net pension cost, plan assets, obligations and funded status for the major defined benefit plans in the UK, Germany and Japan, prepared under US GAAP, are provided below.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003       135

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Continued

37.     US GAAP information continued

UK defined benefit pension plan

	2003 £m	2002 £m	2001 £m

Service cost	23	27	24
Interest costs on projected benefit obligation	16	11	11
Actual loss on plan assets	73	7	21
Net deferred items	(87)	(19)	(33)

Net periodic pension cost	25	26	23

Change in benefit obligation
Benefit obligation at 1 April	258	184	168
Service cost	23	27	24
Interest cost	16	11	11
Members’ contributions	9	9	8
Amendments	–	–	–
Actuarial loss/(gain)	28	33	(24)
Benefits paid (estimated)	(7)	(6)	(3)

Benefit obligation at 31 March	327	258	184

Change in plans’ assets
Fair value of assets at 1 April	229	178	167
Actual loss on plans’ assets	(73)	(7)	(21)
Employer’s contributions	106	55	27
Members’ contributions	9	9	8
Benefits paid (estimated)	(7)	(6)	(3)

Fair value of assets at 31 March	264	229	178

Funded status
Projected benefit obligation	(327)	(258)	(184)
Fair value of plan assets	264	229	178
Unrecognised net loss	195	80	27
Prior period service cost	1	1	2

Prepaid pension cost	133	52	23

Weighted-average actuarial assumptions:
Discount rate	5.9%	6.5%	5.9%
Rate of compensation increase	4.0%	4.0%	4.0%
Expected long term return on plan assets	7.5%	8.0%	6.5%

Amount recognised in the statement of financial position:
Unfunded benefit obligation	15
Net amount recognised	133
Accrued benefit liability	148
Intangible asset	1
Other comprehensive income	147

136      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

German defined benefit pension plan

The net periodic pension cost, benefit obligations, plan assets and funded status under US GAAP, translated at the year-end exchange rate of €1.4486:£1, at 31 March 2003 comprised the following:

	2003 £m	2002 £m	2001 £m

Service cost	3	2	2
Interest cost	7	7	7
Actual loss on plans’ assets	2	1	–

Net periodic pension cost	12	10	9

Change in benefit obligation
Benefit obligation at 1 April	119	114	126
Service cost	3	2	2
Interest cost	7	7	7
Amendments	(3)	5	(12)
Actuarial loss	13	–	–
Benefits paid (estimated)	(9)	(8)	(9)
Exchange movements	15	(1)	–

Benefit obligation at 31 March	145	119	114

Change in plans’ assets
Fair value of assets at 1 April	1	2	2
Actual loss on plans’ assets	–	(1)	–
Employer’s contributions	88	8	–
Members’ contributions	–	–	–
Benefits paid (estimated)	(9)	(8)	–
Exchange movements	6	–	–

Fair value of assets at 31 March	86	1	2

Funded status
Projected benefit obligation	(145)	(119)	(114)
Fair value of plan assets	86	1	2
Unrecognised net loss	46	31	26

Accrued pension cost	(13)	(87)	(86)

Weighted-average actuarial assumptions:
Discount rate	5.25%	6.0%	6.5%
Rate of compensation increase	2.00%	2.5%	2.5%
Expected long term return on plan assets	5.25%	6.0%	6.5%

Amount recognised in the statement of financial position:
Unfunded benefit obligation	55
Net amount recognised	13
Accrued benefit liability	42
Other comprehensive income	42

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003       137

Back to Contents

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Continued

37.     US GAAP information continued

Japanese defined benefit pension plan

The net periodic pension cost, benefit obligations, plan assets and funded status under US GAAP, translated at the year-end exchange rate of ¥187.43:£1, at 31 March 2003 comprised the following:

	2003	2002
	£m	£m

Service cost	12	5
Interest cost	2	1
Net deferred items	1	–

Net periodic pension cost	15	6

Termination benefits and curtailment costs	24	1

Change in benefit obligation
Benefit obligation at 1 April 2003 (2002: 12 October 2001)	115	97
Service cost	12	4
Interest cost	2	1
Amendments	5	23
Benefits paid (estimated 2002)	(36)	(10)
Curtailment	2	–
Settlement	13	–
Special termination benefit	9	–
Actuarial loss	4	–
Exchange	1	–

Benefit obligation at 31 March	127	115

Change in plans’ assets
Fair value of assets at 1 April 2003 (2002: 12 October 2001)	1	1
Employer’s contributions	36	10
Benefits paid	(36)	(10)

Fair value of assets at 31 March	1	1

Funded status
Projected benefit obligation	(127)	(115)
Fair value of plan assets	1	1
Unrecognised net loss	24	21
Prior period service cost	5	–

Accrued pension cost	(97)	(93)

Weighted-average actuarial assumptions:
Discount rate	1.5%	3.0%
Rate of compensation increase	N/a	N/a
Expected long term return on plan assets	3.0%	4.4%

Amount recognised in the statement of financial position:
Unfunded benefit obligation	105
Net amount recognised	97
Accrued benefit liability	8
Intangible asset	5
Other comprehensive income	3

138      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

ADDITIONAL INFORMATION FOR SHAREHOLDERS

Related Party Transactions

During the year ended 31 March 2003, and as of 23 May 2003, neither any director nor any other executive officer, nor any associate of any director or any other executive officer, was indebted to the Company, except for Dr Michael Boskin who, at the start of the year held a $100,000 unsecured promissory note facility entered into with AirTouch for the purposes of financing the purchase of AirTouch common stock pursuant to the 1993 Long Term Incentive Plan, bearing interest at a market rate. On 8 January 2003, Dr Boskin repaid the loan and accumulated interest in full.

Since 1 April 2002, the Company has not been, and is not now, a party to any other material transactions, or proposed transactions, in which any member of the key management personnel (including directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing, or any relative of such spouse), had or was to have a direct or indirect material interest.

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

On 21 July 1994, the Company effected a bonus issue of two new shares for every one then held and on 30 September 1999 it effected a bonus issue of four new shares for every one held at that date. The flotation and demerger share prices, therefore, may be restated as 11.333p and 22.133p, respectively.

The share price at 31 March 2003 was 113.00p (31 March 2002: 129.75p). The share price on 23 May 2003 was 125.50p.

The following tables set out, for the periods indicated, (i) the reported high and low middle market quotations of ordinary shares on the London Stock Exchange, (ii) the reported high and low sales prices of ordinary shares on the Frankfurt Stock Exchange, and (iii) the reported high and low sales prices of ADSs on the NYSE.

Five year data on an annual basis

	London Stock		Frankfurt
	Exchange		Stock Exchange*			NYSE
	Pounds per		Euros per			Dollars
	ordinary share		ordinary share			per ADS
Financial Year	High	Low	High	Low	High	Low

1998/1999	2.45	1.11	–	–	39.52	19.15
1999/2000	3.99	2.13	–	–	63.06	34.11
2000/2001	3.56	1.82	5.82	2.87	56.63	26.01
2001/2002	2.29	1.24	3.70	2.00	33.26	17.88
2002/2003	1.31	0.81	2.15	1.26	20.30	12.76

*	The Company’s ordinary shares have been traded on the Frankfurt Stock Exchange since 3 April 2000 and therefore information has not been provided for certain prior periods.

Two year data on a quarterly basis

	London Stock		Frankfurt
	Exchange		Stock Exchange			NYSE
	Pounds per		Euros per			Dollars
	ordinary share		ordinary share			per ADS
Financial Year	High	Low	High	Low	High	Low

2001/2002
First Quarter	2.29	1.46	3.70	2.43	33.26	20.56
Second Quarter	1.68	1.24	2.80	2.00	23.50	18.25
Third Quarter	1.93	1.47	3.13	2.38	27.58	21.80
Fourth Quarter	1.84	1.26	3.02	2.09	26.69	17.88
2002/2003
First Quarter	1.31	0.87	2.15	1.34	18.80	13.13
Second Quarter	1.10	0.81	1.73	1.26	16.87	12.76
Third Quarter	1.27	0.84	2.00	1.36	20.19	13.35
Fourth Quarter	1.26	1.01	1.90	1.50	20.30	16.80
2003/2004
First Quarter*	1.27	1.16	1.86	1.67	20.94	18.53

*	covering period up to 23 May 2003

Six months data on a monthly basis

	London Stock		Frankfurt
	Exchange		Stock Exchange			NYSE
	Pounds per		Euros per			Dollars
	ordinary share		ordinary share			per ADS
Financial Year	High	Low	High	Low	High	Low

November 2002	1.27	0.99	2.00	1.56	20.19	15.45
December 2002	1.24	1.10	1.94	1.68	19.43	17.60
January 2003	1.26	1.07	1.90	1.65	20.30	18.11
February 2003	1.18	1.09	1.74	1.65	18.90	17.80
March 2003	1.22	1.01	1.83	1.50	19.45	16.80
April 2003	1.27	1.16	1.86	1.67	20.51	18.53
May 2003*	1.26	1.18	1.78	1.68	20.94	19.14

*	High and low share prices for May 2003 only reported until 23 May 2003.

The current authorised share capital comprises 78,000,000,000 ordinary shares of $0.10 each and 50,000 7% cumulative fixed rate shares of £1.00 each.

Markets

Ordinary shares of Vodafone Group Plc are traded on the London Stock Exchange, the Frankfurt Stock Exchange and, in the form of American Depositary Shares (“ADSs”), on the New York Stock Exchange.

ADSs, each representing ten ordinary shares, are traded on the New York Stock Exchange under the symbol ‘VOD’. The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York, as Depositary under a Deposit Agreement, dated as of 12 October 1988 as amended and restated as of 26 December 1989, as further amended as restated as of 16 September 1991 and as further amended and restated as of 30 June 1999, among the Company, the Depositary and the holders from time to time of ADRs issued thereunder.

ADS holders are not members of the Company but may instruct The Bank of New York on the exercise of voting rights relative to the number of ordinary shares represented by their ADRs. See “Memorandum and Articles of Association and Applicable English Law – Rights attaching to the Company’s shares – Voting rights” below.

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      139

Back to Contents

ADDITIONAL INFORMATION FOR SHAREHOLDERS Continued

Shareholders at 31 March 2003

Number of				% of total
ordinary shares			Number of	issued
held			accounts	shares

1	–	1,000	469,468	0.21
1,001	–	5,000	121,507	0.38
5,001	–	50,000	33,193	0.66
50,001	–	100,000	1,943	0.20
100,001	–	500,000	1,897	0.64
More than 500,000			2,616	97.91

			630,624	100.00

Geographical analysis of shareholders

At 31 March 2003, approximately 51% of the Company’s shares were held in the United Kingdom, 26% in North America, 19% in Europe (excluding the United Kingdom) and 4% in the Rest of the World.

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

In accordance with the Company’s Articles of Association and best practice in UK corporate governance, a third of all the directors retire at each Annual General Meeting. The specific retiring directors are those last elected or re-elected at or before the Annual General Meeting held in the third calendar year before the current year.

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

Rights attaching to the Company’s shares

Dividends rights

Holders of the Company’s ordinary shares may by ordinary resolution declare dividends but may not declare dividends in excess of the amount recommended by the directors. The directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution. Dividends on ordinary shares will be announced in pounds sterling. Dividends with respect to holders of ordinary shares with a registered address in a Euro-zone country (defined, for this purpose, as a country that has adopted the Euro as its national currency) will receive dividends in euros, exchanged from pounds sterling at a rate fixed by the directors in accordance with the Articles of Association. Dividends with respect to ADSs represented by ordinary shares held by the Depositary will be paid to the Depositary in US dollars, exchanged from pounds sterling at a rate fixed by the directors in accordance with the Articles of Association and the Depositary will distribute them to the holders of ADSs.

If a dividend has not been claimed for one year after the passing of either the resolution passed at a general meeting declaring that dividend or the resolution of the directors providing for payment of that dividend, the directors may invest

140       Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

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
(b)	as a result, EITHER he obtains, or ceases to have:
(i)	a “material interest” in 3%, or more; or
(ii)	an aggregate interest (whether “material” or not) in 10%, or more of the Company’s voting capital; or
(iii)	the percentage of his interest in the Company’s voting capital remains above the relevant level and changes by a whole percentage point.

A “material interest” means, broadly, any beneficial interest (including those of a spouse or a child or a step-child, those of a company which is accustomed to act in accordance with the relevant person’s instructions or in which one third or more of the votes are controlled by such person and certain other interests set out in the Companies Act) other than those of an investment manager or an operator of a unit trust/recognised scheme/collective investment scheme/open-ended investment company.

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

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      141

Back to Contents

ADDITIONAL INFORMATION FOR SHAREHOLDERS Continued

The City Code on Takeovers and Mergers also contains strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also to their respective associates during the course of an offer period.

General meetings and notices

Annual general meetings are held at such times and place as determined by the directors of the Company. The directors may also, when they think fit, convene an extraordinary general meeting of the Company. Extraordinary general meetings may also be convened on requisition as provided by the Companies Act 1985.

An annual general meeting and an extraordinary general meeting called for the passing of a special resolution need to be called by not less than twenty-one days’ notice in writing, and all other extraordinary general meetings by not less than fourteen days’ notice in writing. The directors may determine that persons entitled to receive notices of meetings are those persons entered on the register at the close of business on a day determined by the directors but not later than 21 days before the date the relevant notice is sent. The notice may also specify the record date, which shall not be more than 48 hours before the time fixed for the meeting.

Shareholders must provide the Company with an address or (so far as the Companies Act allows) an electronic address or fax number in the United Kingdom in order to be entitled to receive notices of shareholders’ meetings and other notices and documents. In certain circumstances, the Company may give notices to shareholders by advertisement in newspapers in the United Kingdom. Holders of the Company’s ADSs are entitled to receive notices under the terms of the Deposit Agreement relating to the ADSs.

Under the Company’s Articles of Association, the annual general meeting of shareholders must be held within 15 months of the preceding annual general meeting.

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

Material Contracts

As at the date of this Annual Report, the Group is not party to any contracts that are considered material to the Group’s results or operations, except for its $11.025 billion credit facility which is discussed under “Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

Exchange Controls

There are no UK government laws, decrees or regulations that restrict or affect the export or import of capital, including but not limited to, foreign exchange controls on remittance of dividends on the ordinary shares or on the conduct of the Group’s operations, except as otherwise set out under “Taxation” below.

Taxation

As this is a complex area, investors should consult their own tax advisor regarding the US federal, state and local tax laws, the UK and other tax consequences of owning and disposing of shares and ADSs in their particular circumstances, and in particular whether they are eligible for the benefits of the Old Treaty and/or the New Treaty (both as defined below).

This section describes for a US holder (as defined below), in general terms, the principal US federal income tax and UK tax consequences of owning shares or ADSs in the Company as capital assets (for US and UK tax purposes). This section does not, however, cover the tax consequences for members of certain classes of holders subject to special rules and holders that, directly or indirectly, hold 10 per cent or more of the Company’s voting stock.

A US holder is a beneficial owner of shares or ADSs that is:

(i)	a citizen or resident (for US federal income tax purposes) of the United States;
(ii)	a corporation, or other entity treated as a corporation, created or organised under the laws of the United States or any of its States;
(iii)	an estate the income of which is subject to US federal income tax regardless of its source; or
(iv)	a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and on the tax laws of the United Kingdom, all as currently in effect, and the draft UK Finance Act published on 14 April 2003 (the Finance Bill) currently before Parliament (but which is not expected to be materially amended), as well as on the Double Taxation Convention between the United States and the United Kingdom as entered into force in 1980 (the “Old Treaty”) and the Double Taxation Convention between the United States and the United Kingdom for which instruments of ratification were exchanged in March 2003 (the “New Treaty”). These laws are subject to change, possibly on a retroactive basis.

142      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

Generally, the New Treaty is effective in respect of taxes withheld at source if an amount is paid or credited on or after 1 May 2003. Other provisions of the New Treaty, however, took effect for UK purposes for individuals on 6 April 2003 (1 April 2003 for UK companies) and will take effect for US purposes on 1 January 2004. The rules of the Old Treaty remain applicable until these effective dates. However, a taxpayer may elect to have the Old Treaty apply in its entirety for a period of twelve months after the applicable effective dates of the New Treaty.

This section is further based in part upon the representations of the Depositary and assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

For US federal income tax and UK tax purposes, a holder of ADRs evidencing ADSs will be treated as the owner of the shares in the Company represented by those ADSs. Generally, exchanges of shares for ADRs, and ADRs for shares, will not be subject to US federal income tax or to UK tax, other than stamp duty or stamp duty reserve tax (see the section on these taxes below).

Taxation of dividends

UK taxation

Under current UK tax law, no withholding tax will be deducted from dividends paid by the Company.

A shareholder that is a company resident for UK tax purposes in the United Kingdom will not be taxable on a dividend it receives from the Company. A shareholder in the Company who is an individual resident for UK tax purposes in the United Kingdom is entitled, in calculating their liability to UK income tax, to a tax credit on cash dividends paid on shares in the Company or ADSs, and the tax credit is equal to one-ninth of the cash dividend.

Under the Old Treaty, a US holder is entitled to a tax credit from the UK Inland Revenue equal to the amount of the tax credit available to a shareholder resident in the United Kingdom (i.e. one-ninth of the dividend received), but the amount of the dividend plus the amount of the tax credit are then subject to withholding in an amount equal to the amount of the tax credit. A US holder therefore will not, in fact, receive any repayment from the UK Inland Revenue in respect of a dividend from the Company, although assuming the US holder is not resident in the United Kingdom for UK tax purposes, there will be no further UK tax to pay in respect of that dividend.

Under the New Treaty, a US holder will not be entitled to a tax credit from the UK Inland Revenue in the manner described above, and dividends received by the US holder from the Company will not be subject to any withholding by the United Kingdom under the New Treaty or otherwise.

US federal income taxation

The gross amount of any dividend paid by the Company to a US holder is subject to United States federal income taxation. Dividends paid to a non-corporate US holder after 31 December 2002 and before 1 January 2009 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15% provided that the shares or ADSs are held for more than 60 days during the 120 day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid with respect to the shares or ADSs will be qualified dividend income. The dividend is taxable to the US holder when the US holder, in the case of shares, or the Depositary, in the case of ADSs, actually or constructively receives the dividend.

A US holder, eligible for the benefits of the Old Treaty, may include in the gross amount of income the UK tax withheld from the dividend payment pursuant to the Old Treaty, as described in “UK taxation” above. Subject to certain limitations, the UK tax withheld in accordance with the Old Treaty and effectively paid over to the UK Inland Revenue will be creditable against the US holder’s US federal income tax liability, provided the US holder is eligible for the benefits of the Old Treaty and has properly filed Internal Revenue Form 8833. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

Under the New Treaty, a US holder will not be entitled to a UK tax credit payment, but will also not be subject to a UK withholding tax. The US holder will include in gross income for US federal income tax purposes only the amount of the dividend actually received from the Company, and the receipt of a dividend will not entitle the US holder to a foreign tax credit.

Dividends will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Dividends will be income from sources outside the United States, and will generally be “passive income” or “financial services income”, which is treated separately from other types of income for the purposes of computing any allowable foreign tax credit.

In the case of shares, the amount of the dividend distribution to be included in income will be the US dollar value of the pound sterling payments made, determined at the spot pound sterling/US dollar rate on the date of the dividend distribution, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is to be included in income to the date the payment is converted into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Generally, the gain or loss will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Taxation of capital gains

UK taxation

A US holder may be liable for both UK and US tax in respect of a gain on the disposal of the Company’s shares or ADSs if the US holder is:

(i)	a citizen of the United States resident or ordinarily resident for UK tax purposes in the United Kingdom;
(ii)	a US domestic corporation resident in the United Kingdom by reason of being centrally managed and controlled in the United Kingdom; or
(iii)	a citizen of the United States or a corporation that carries on a trade, profession or vocation in the United Kingdom through a branch or agency or, in respect of companies for accounting periods beginning on or after 1 January 2003, through a permanent establishment, and that has used the shares or ADSs for the purposes of such trade, profession or vocation or has used, held or acquired the shares or ADSs for the purposes of such branch or agency or permanent establishment.

However, subject to applicable limitations and provisions of the Old Treaty, such persons may be entitled to a tax credit against their US federal income tax liability for the amount of UK capital gains tax or UK corporation tax on chargeable gains (as the case may be) which is paid in respect of such gain.

Under the New Treaty, capital gains on dispositions of the shares or ADSs will generally be subject to tax only in the country of residence of the relevant holder as determined under both the laws of the United Kingdom and the United States and as required by the terms of the New Treaty. However, individuals who are residents of either the United Kingdom or the United States and who have been residents of the other jurisdiction (the US or the UK, as the case may be) at any

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      143

Back to Contents

ADDITIONAL INFORMATION FOR SHAREHOLDERS Continued

time during the six years immediately preceding the relevant disposal of shares or ADSs may be subject to tax with respect to capital gains arising from the dispositions of the shares or ADSs not only in the country of which the holder is resident at the time of the disposition, but also in that other country.

US federal income taxation

A US holder that sells or otherwise disposes of the Company’s shares or ADSs will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realised and its tax basis, determined in US dollars, in the shares or ADSs. Generally, capital gains of a non-corporate US holder that are recognised after 6 May 2003 and before 1 January 2009 are taxed at a maximum rate of 15% where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of losses is subject to limitations.

Additional tax considerations

UK inheritance tax

An individual who is domiciled in the United States (for the purposes of the Estate and Gift Tax Convention) and is not a UK national will not be subject to UK inheritance tax in respect of the Company’s shares or ADSs on the individual’s death or on a transfer of the shares or ADSs during their lifetime, provided that any applicable US federal gift or estate tax is paid, unless the shares or ADSs are part of the business property of a UK permanent establishment or pertain to a UK fixed base used for the performance of independent personal services. Where the shares or ADSs have been placed in trust by a settlor, they may be subject to UK inheritance tax unless, when the trust was created, the settlor was domiciled in the United States and not a UK national. Where the shares or ADSs are subject to both UK inheritance tax and to US federal gift or estate tax, the Estate and Gift Tax Convention generally provides a credit against US federal tax liabilities for UK inheritance tax paid.

UK stamp duty and stamp duty reserve tax

Stamp duty will, subject to certain exceptions, be payable on any instrument transferring shares in the Company to the Custodian of the Depositary at the rate of 11/2 per cent on the amount or value of the consideration if on sale or on the value of such shares if not on sale. Stamp duty reserve tax (“SDRT”), at the rate of 11/2 per cent of the price or value of the shares could also be payable in these circumstances, and on issue to such a person, but no SDRT will be payable if stamp duty equal to such SDRT liability is paid. In accordance with the terms of the Deposit Agreement, any tax or duty payable on deposits of shares by the Depositary or the Custodian of the Depositary will be charged to the party to whom ADSs are delivered against such deposits.

No stamp duty will be payable on any transfer of ADSs of the Company, provided that the ADSs and any separate instrument of transfer are executed and retained at all times outside the United Kingdom.

A transfer of shares in the Company in registered form will attract ad valorem stamp duty generally at the rate of 1/2 per cent of the purchase price of the shares. There is no charge to ad valorem stamp duty on gifts. On a transfer from nominee to beneficial owner (the nominee having at all times held the shares on behalf of the transferee) under which no beneficial interest passes and which is neither a sale nor in contemplation of a sale, a fixed £5.00 stamp duty will be payable.

SDRT is generally payable on an unconditional agreement to transfer shares in the Company in registered form at 1/2 per cent of the amount or value of the consideration for the transfer, but is repayable if, within six years of the date of the agreement, an instrument transferring the shares is executed, or, if the SDRT has not been paid, the liability to pay the tax (but not necessarily interest and penalties) would be cancelled. However, an agreement to transfer the ADSs of the Company will not give rise to SDRT.

Documents on Display

The Company is subject to the information requirements of the US Securities and Exchange Act of 1934 applicable to foreign private issuers. In accordance with these requirements, the Company files its Annual Report on Form 20-F and other related documents with the SEC. These documents may be inspected at the SEC’s public reference rooms located at 450 Fifth Street, NW Washington, DC 20549. Information on the operation of the public reference room can be obtained in the US by calling the SEC on 1-800-SEC-0330. In addition, some of the Company’s SEC filings, including all those filed on or after 4 November 2002, are available on the SEC’s website at www.sec.gov. Shareholders can also obtain copies of the Company’s Memorandum and Articles of Association from the Company’s registered office.

Other Shareholder Information

Financial calendar 2003/04
Annual General Meeting (see below)	30 July 2003
Interim Results announcement	18 November 2003
Full year results announcement	May 2004

Dividends

Full details on the dividend amount per share or ADS and the Group’s dividend policy can be found on pages 40 and 41. Information relevant to the final dividend for the financial year ended 31 March 2003 is:

Final
Ex-dividend date	4 June 2003
Record date	6 June 2003
DRIP election date	18 July 2003
Dividend payment date	8 August 2003*

* Payment date for both ordinary shares and ADSs.

Dividend reinvestment

The Company offers a Dividend Reinvestment Plan which allows holders of ordinary shares who choose to participate to use their cash dividends to acquire additional shares in the Company that are purchased on their behalf by the Plan Administrator through a low cost dealing arrangement. Further details can be obtained from the Plan Administrator on +44 (0) 870 702 0198.

For ADS holders, The Bank of New York maintains a Global BuyDIRECT Plan for the Company, which is a direct purchase and sale plan for depositary receipts, with a dividend reinvestment facility. For additional information, please write to:

The Bank of New York
Shareholder Relations Department
Global BuyDIRECT
P.O. Box 1958 Newark
New Jersey 07101-1958
USA

144      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

Postal share dealing service

A postal share dealing service is available for holders of ordinary shares with 1,000 shares or less who want either to increase their holding or sell their entire holding.

Further information about this service can be obtained from the Company’s Registrars on +44 (0) 870 702 0198.

Shareholder enquiries and information

The Annual Report and the Annual Review & Summary Financial Statement 2003 are available to view at and/or download from the Company’s web site at www.vodafone.com/investor

Shareholders and other interested parties can receive Company press releases, including London Stock Exchange announcements, by registering for Vodafone News via the Company’s web site at www.vodafone.com/news

Registering for Vodafone News will enable you to:

•	be alerted by free SMS as soon as news breaks

•	download the latest news direct to your mobile

•	have news automatically e-mailed to you the minute it is announced; and

•	receive Vodafone View. Vodafone View is part of Vodafone News. The Company uses this service to provide further clarification on any issue that arises in respect of which a Stock Exchange announcement or press release is not required but on which the Company has a view.

Share price information

The current ordinary share price for Vodafone Group Plc can be obtained in the United Kingdom by dialling the Financial Times Cityline service on +44 (0) 906 003 5555. Calls within the UK are charged at 60p per minute.

ShareGift

The Company supports ShareGift, the charity share donation scheme administered by The Orr Mackintosh Foundation (registered charity number 1052686). Through ShareGift, shareholders who have only a very small number of shares which might be considered uneconomic to sell are able to donate them to charity. Donated shares are aggregated and sold by ShareGift, the proceeds being passed on to a wide range of UK charities. Donating shares to charity gives rise neither to a gain nor loss for UK Capital Gains purposes and UK taxpayers may also be able to claim income tax relief on such gifts of shares.

ShareGift transfer forms specifically for the Company’s shareholders are available from the Company’s Registrars, Computershare Investor Services PLC and, even if the share certificate has been lost or destroyed, the gift can be completed. The service is generally free. However, there may be an indemnity charge for a lost or destroyed share certificate where the value of the shares exceeds £100. Further details about ShareGift can be obtained from its website at www.ShareGift.org or at The Orr Mackintosh Foundation, 46 Grosvenor Street, London W1K 3HN (telephone: +44 (0) 20 7337 0501).

The Unclaimed Assets Register

The Company participates in the Unclaimed Assets Register, which provides a search facility for financial assets which may have been forgotten and which donates a proportion of its public search fees to a group of three UK charities (Age Concern, NSPCC and Scope). For further information, contact The Unclaimed Assets Register, Lloyds Chambers, 1 Portsoken Street, London E1 8DF (telephone: +44 (0) 870 241 1713), or visit its website at www.uar.co.uk

Annual General Meeting

The nineteenth Annual General Meeting (“AGM”) of the Company will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on 30 July 2003 at 11.00 a.m.

The Notice of Meeting, together with details of the business to be conducted at the Meeting, is being circulated to shareholders with this Annual Report.

The AGM will be transmitted via a live webcast and can be viewed at the Company’s website – www.vodafone.com – on the day of the meeting and for one month after the end of the meeting.

To find out more about the AGM and how to view the webcast, visit www.vodafone.com/investor and follow the AGM links.

Contact Details

Registered Office

Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England
Telephone:	+44 (0) 1635 33251
Fax:	+44 (0) 1635 45713

Investor Relations

Tim Brown	Group Corporate Affairs Director
Melissa Stimpson	Director of Group Investor Relations
Bobby Leach	Head of Group Financial Media Relations
Darren Jones	Senior Investor Relations Manager
Telephone:	+44 (0) 1635 673310
Fax:	+44 (0) 1635 682890

Corporate Social Responsibility

Charlotte Grezo	Director of Corporate Responsibility
Telephone:	+44 (0) 1635 33251
Fax:	+44 (0) 1635 674478
E-mail:	responsibility@vodafone.com
Website:	www.vodafone.com/responsibility

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      145

Back to Contents

ADDITIONAL INFORMATION FOR SHAREHOLDERS Continued

Registrars and transfer office

The Company’s ordinary share register is maintained by:

Computershare Investor Services PLC
P.O. Box 82
The Pavilions,
Bridgwater Road
Bristol BS99 7NH
England

Telephone: +44 (0) 870 702 0198

Any queries about the administration of holdings of ordinary shares, such as change of address, change of ownership or dividend payments, should be directed to the Company’s Registrars at the address or telephone number immediately above. Holders of ordinary shares may also check details of their shareholding, subject to passing an identity check, on the Registrar’s web site at www.computershare.com

The Depositary Bank for the Company’s ADR programme is:

The Bank of New York
Investor Relations Dept,
P.O. Box 11258
Church St. Station
New York, NY 10286-1258
USA

Telephone: +1 (800) 233 5601 (Toll free)

ADS holders should address any queries or instructions regarding their holdings to The Bank of New York at the above address or telephone number. ADS holders can also, subject to passing an identity check, view their account balances and transaction history, sell shares and request certificates from their Global BuyDIRECT Plan at www.stockbny.com

146      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

SIGNATURES

I, Sir Christopher Gent, certify that:

1.	I have reviewed this annual report on Form 20-F of Vodafone Group Plc;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

	a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

	c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

	a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarise and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.
The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: 11 June 2003

/s/ Sir Christopher Gent

Sir Christopher Gent Chief Executive

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      147

Back to Contents

SIGNATURES Continued

I, Kenneth J. Hydon, certify that:

1.	I have reviewed this annual report on Form 20-F of Vodafone Group Plc;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

	a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

	c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions)

	a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarise and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.
The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: 11 June 2003

/s/ K J Hydon

Kenneth J Hydon Financial Director

148       Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

VODAFONE GROUP PLC – FORM 20-F CROSS REFERENCE GUIDE

The information in this document that is referenced in the following table is included in the Company’s Annual Report on Form 20-F for 2003 filed with the SEC (the “2003 Form 20-F”). No other information in this document is included in the 2003 Form 20-F or incorporated by reference into any filings by the Company under the US Securities Act of 1933, as amended. Please see “Documents on Display” for information on how to access the 2003 Form 20-F as filed with the SEC. The 2003 Form 20-F has not been approved or disapproved by the SEC nor has the SEC passed upon the adequacy or ac curacy of the 2003 Form 20-F.

Item	Form 20-F caption	Location in this document	Page

PART I

1	Identity of Directors, Senior Management and Advisers	Not applicable	–

2	Offer Statistics and Expected Timetable	Not applicable	–

3	Key Information
	3A Selected Financial Data	Business Overview – Five year summary of results	22
	3A3 Exchange Rates	Operating and Financial Review and Prospects – Exchange rate information	41
	3D Risk Factors	Risk Factors	25

4	Information on the Company
	4A History and Development of the Company	Information on the Company – History and Development of the Company	3
	4B Business Overview	Business Overview	7
	4C Organisational Structure	Note 36 to the Consolidated Financial Statements, “Principal subsidiary
		undertakings, associated undertakings and investments”	120
	4D Property, Plants and Equipment	Business Overview – Property, Plants and Equipment	20

5	Operating and Financial Review and Prospects	Operating and Financial Review and Prospects
	5A Operating Results	– Operating Results	31
	5B Liquidity and Capital Resources	– Liquidity and Capital Resources	42
	5C Research and Development, Patents and Licences, etc.	– Research and Development, Patents and Licences, etc.	46
	5D Trend Information	– Trend Information and Outlook	47

6	Directors, Senior Management and Employees
	6A Directors and Senior Management	The Board of Directors and the Group Executive Committee –
		Directors and Senior Management	48
	6B Compensation	Board’s Report to Shareholders on Directors’ Remuneration	56
	6C Board Practices	Corporate Governance; Board’s Report to Shareholders on Directors’Remuneration	53
	6D Employees	Note 33 to the Consolidated Financial Statements, “Employees”	114
	6E Share Ownership	Board’s Report to Shareholders on Directors’ Remuneration –
		Directors’ interests in the shares of the Company	63

7	Major Shareholders and Related Party Transactions
	7A Major Shareholders	Directors’ Report – Major Shareholders	52
	7B Related Party Transactions	Additional Information for Shareholders – Related Party Transactions	139

8	Financial Information
	8A Consolidated Statements and Other Financial Information	Index to the Consolidated Financial Statements	69
	8A7 Litigation	Business Overview – Legal proceedings	21
	8A8 Dividend Policy	Operating and Financial Review and Prospects – Dividends	40
	8B Significant Changes	Note 35 to the Consolidated Financial Statements, “Subsequent events”	119

9	The Offer and Listing
	9A Share Price History	Additional Information for Shareholders – Share Price History	139
	9C Markets	Additional Information for Shareholders – Markets	139

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003      149

Back to Contents

VODAFONE GROUP PLC – FORM 20-F CROSS REFERENCE GUIDE Continued

Item	Form 20-F caption	Location in this document	Page
PART I – continued

10	Additional Information

	10B Memorandum and Articles of Association	Additional Information for Shareholders – Memorandum and Articles of Association and Applicable English law	140
	10C Material Contracts	Additional Information for Shareholders – Material Contracts	142
	10D Exchange Controls	Additional Information for Shareholders – Exchange Controls	142
	10E Taxation	Additional Information for Shareholders – Taxation	142
	10H Documents on Display	Additional Information for Shareholders – Documents on Display	144

11	Quantitative and Qualitative Disclosures About Market Risk	Operating and Financial Review and Prospects – Quantitative and Qualitative Disclosures About Market Risk	45

12	Description of Securities Other than Equity Securities	Not applicable	–

PART II

13	Defaults, Dividend Arrearages and Delinquencies	Not applicable	–

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable	–

15	Controls and Procedures	Corporate Governance – Internal Control and Disclosure Controls and Procedures	54

16A	Audit Committee Financial Expert	Not applicable until the Annual Report for the financial year ending 31 March 2004	–
16B	Code of Ethics	Not applicable until the Annual Report for the financial year ending 31 March 2004	–
16C	Principal Accountant Fees and Services	Not applicable until the Annual Report for the financial year ending 31 March 2004	–

17	Financial Statements	Not applicable	–

PART III

18	Financial Statements	Index to the Consolidated Financial Statements	69

19	Exhibits	Filed with the SEC	–

150 Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

NOTES

Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003 151

Back to Contents

NOTES

152      Vodafone Group Plc Annual Report & Accounts and Form 20-F 2003

Back to Contents

Vodafone Group Plc Vodafone House The Connection Newbury Berkshire RG14 2FN England

Registered in England No. 1833679

Telephone: Fax:	+44 (0) 1635 33251 +44 (0) 1635 45713
www.vodafone.com

Printed in the United Kingdom

Back to Contents

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VODAFONE GROUP PUBLIC LIMITED COMPANY
(Registrant)

/s/ SIR CHRISTOPHER GENT

Sir Christopher Gent
Chief Executive

Date: June 11, 2003

Index to Exhibits

1.1	Amended Memorandum and Articles of Association of the Company (incorporated by reference to the Company's Report on Form 6-K, dated July 25, 2001).
2.1	Indenture, dated as of February 10, 2000, between the Company and Citibank, N.A., as Trustee, including forms of debt securities (incorporated by reference from Amendment No. 1 to the Company's Registration Statement on Form F-3 (File No. 333-10762)).
4.1	Agreement for US$10,650,000,000 Revolving Credit Facility, dated June 27, 2002, among the Company, Banc of America Securities Limited, Barclays Capital, BNP Paribas, Deutsche Bank AG London, HSBC Investment Bank Plc, ING Bank NV, London Branch, Lehman Brothers International (Europe), National Australia Bank Limited, Salomon Brothers International Limited, The Royal Bank of Scotland Plc, TD Bank Europe Limited, UBS Warburg Ltd and Westdeutsche Landesbank Girozentale, London Branch, with The Royal Bank of Scotland Plc as Agent and as US Swingline Agent.
4.2	Lender Accession Agreement for US$375,000,000 Revolving Credit Commitment and US$250,000,000 Swingline Commitment, dated July 26, 2002, between the Company and ABN Amro Bank NV with the Royal Bank of Scotland as Agent.
4.3	Vodafone Group Long Term Incentive Plan*.
4.4	Vodafone Group Short Term Incentive Plan*.
4.5	Vodafone Group Plc 1999 Long Term Stock Incentive Plan*.
4.6	Vodafone Group 1998 Company Share Option Plan*.
4.7	Vodafone Group 1998 Executive Share Option Plan*.
4.8	Service Contract of Peter Bamford**.
4.9	Letter of Appointment of Dr Michael Boskin.
4.10	Letter of Appointment of Sir Alec Broers.
4.11	Letter of Appointment of Dr John Buchanan.
4.12	Service Contract of Vittorio Colao (incorporated by reference to the Company's Annual Report on Form 20-F for the financial year ended March 31, 2002).
4.13	Service Contract of Thomas Geitner**.
4.14	Service Contract of Sir Christopher Gent**.
4.15	Letter of Appointment of Paul Hazen.
4.16	Service Contract of Julian Horn-Smith**.
4.17	Letter of Appointment of Penelope Hughes.
4.18	Service Contract of Kenneth Hydon**.
4.19	Agreement for Services with Lord MacLaurin of Knebworth**.
4.20	Service Contract of Arun Sarin.
4.21	Letter of Appointment of Sir David Scholey.
4.22	Letter of Appointment of Jürgen Schrempp**.
7.1	Computation of ratio of earnings to fixed charges.
8.1	The list of the Company's subsidiaries is incorporated by reference to Note 36 to the Consolidated Financial Statements included in this Annual Report.
10.1	Consent of Deloitte & Touche.

*	Incorporated by reference to the Company's Annual Report on Form 20-F for the financial year ended March 31, 2001.
**	Included in and incorporated by reference to Exhibit 4.10 of the Company's Annual Report on Form 20-F for the financial year ended March 31, 2001.