Form 20-F
period 2004-03-31
VODAFONE GROUP PUBLIC LTD CO
filed 2004-06-09
CIK 839923

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: March 31, 2004
OR
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
Ordinary Shares of $0.10 each 7% Cumulative Fixed Rate Shares of £1 each	67, 427, 304, 257 50,000

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

Item 17 Item 18

Vodafone Group Plc
Annual Report

For the year ended 31 March 2004

Annual Report 2004 Vodafone Group Plc
1
Contents

References to the “Group” or “Vodafone” are references to Vodafone Group Plc (the “Company”) and its subsidiary undertakings and, where the context requires, its interests in joint ventures and associated undertakings.

This Annual Report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and business management and strategy, plans and objectives for the Group. For further details, please see “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors and Legal Proceedings – Risk Factors” for a discussion of the risks associated with these statements.

Back to Contents

Vodafone Group Plc Annual Report 2004
2
Financial Highlights

The selected financial data set out on the following pages is derived from the Consolidated Financial Statements on pages 68 to 127 and as such should be read in conjunction with them. Certain trends within the financial data presented below have been impacted by business acquisitions and disposals, the most significant of which are described in “Business Overview – History and Development of Company”. Where appropriate, balances have been restated to reflect the adoption of changes in accounting standards as described in note 37 to the Consolidated Financial Statements. The Consolidated Financial Statements are prepared in accordance with UK GAAP, on the basis set out in note 1 to the Consolidated Financial Statements, which differ in certain significant respects from US GAAP. For further details, see note 36 to the Consolidated Financial Statements, “US GAAP information”. Solely for convenience, amounts represented below in dollars have been translated at $1.8400: £1, the Noon Buying Rate on 31 March 2004.

		At/year ended 31 March
		2004	2004	2003	2002	2001	2000
		$m	£m	£m	£m	£m	£m

	Consolidated Profit and Loss Account Data
	UK GAAP
	Group turnover	61,749	33,559	30,375	22,845	15,004	7,873

Of which in respect of:	continuing operations	60,244	32,741	28,547	21,767	15,004	7,873
	discontinued operations	1,505	818	1,828	1,078	–	–

	Total Group operating (loss)/profit	(7,783)	(4,230)	(5,451)	(11,834)	(6,989)	798

Of which in respect of:	continuing operations	(7,904)	(4,296)	(5,208)	(11,408)	(6,989)	798
	discontinued operations	121	66	(243)	(426)	–	–

	(Loss)/profit for the financial year	(16,588)	(9,015)	(9,819)	(16,155)	(9,885)	542
	US GAAP
	Group turnover	50,882	27,653	22,416	16,561	11,103	7,873
	(Loss)/profit for the financial year	(14,954)	(8,127)	(9,055)	(16,688)	(7,071)	553

	Consolidated Cash Flow Data
	Net cash inflow from operating activities	22,663	12,317	11,142	8,102	4,587	2,510
	Net cash outflow for capital expenditure and
	financial investment	(7,851)	(4,267)	(5,359)	(4,441)	(18,988)	(752)
	Free cash flow (Non-GAAP measure)(1)	15,679	8,521	5,171	2,365	(13,278)	276

	Consolidated Balance Sheet Data
	UK GAAP
	Equity shareholders’ funds	205,940	111,924	128,630	130,540	144,979	140,589
	Net assets	211,473	114,931	131,493	133,395	147,400	142,109
	Total assets	270,718	147,129	163,239	162,867	172,362	153,541
	US GAAP
	Equity shareholders’ funds	230,053	125,029	140,436	140,887	155,522	146,334
	Total assets	368,462	200,251	221,412	197,913	206,753	165,323

Back to Contents

Annual Report 2004 Vodafone Group Plc
3

	At/year ended 31 March
	2004		2004		2003		2002		2001		2000

Earnings Per Share (“EPS”)
Weighted average number of shares (millions)(2)
– Basic			68,096		68,155		67,961		61,439		27,100
– Diluted			68,096		68,155		67,961		61,439		27,360
UK GAAP
Total Group operating loss (per ordinary share)	(11.43	)¢	(6.21	)p	(8.00	)p	(17.42	)p	(11.38	)p	2.94	p
Total Group operating loss from continuing
operations (per ordinary share)	(11.47	)¢	(6.31	)p	(7.64	)p	(16.79	)p	(11.38	)p	2.94	p
(Loss)/earnings (per ordinary share)
– Basic	(24.36	)¢	(13.24	)p	(14.41	)p	(23.77	)p	(16.09	)p	2.00	p
– Diluted	(24.36	)¢	(13.24	)p	(14.41	)p	(23.77	)p	(16.09	)p	1.98	p
Basic (loss)/earnings (pence per ADS)	(243.6	)¢	(132.4	)p	(144.1	)p	(237.7	)p	(160.9	)p	20.0	p
US GAAP
(Loss)/earnings (per ordinary share)
– Basic	(21.95	)¢	(11.93	)p	(13.29	)p	(24.56	)p	(11.51	)p	2.04	p
– Diluted	(21.95	)¢	(11.93	)p	(13.29	)p	(24.56	)p	(11.51	)p	2.02	p
Basic (loss)/earnings per ADS	(219.5	)¢	(119.3	)p	(132.9	)p	(245.6	)p	(115.1	)p	20.4	p

Cash dividends(3)
Pence per ordinary share	3.7380	¢	2.0315	p	1.6929	p	1.4721	p	1.4020	p	1.3350	p
Pence per ADS	37.380	¢	20.315	p	16.929	p	14.721	p	14.020	p	13.350	p

Other Data
UK GAAP
Ratio of earnings to fixed charges(4)	(1.3)		(1.3)		(1.9)		(7.2)		(3.7)		4.0
Deficit	$(6,710	)m	£(3,647	)m	£(4,828	)m	£(11,267	)m	£(6,947	)m	–
US GAAP
Ratio of earnings to fixed charges(4)	(5.7)		(5.7)		(5.0)		(11.0)		(5.8)		3.8
Deficit	$(19,922	)m	£(10,827	)m	£(9,946	)m	£(16,540	)m	£(10,038	)m	–

Notes:

(1)	Refer to “Non-GAAP Information” on page 45 for a reconciliation of this non-GAAP measure to the most comparable GAAP measure and a discussion of this measure.

(2)	See note 10 to the Consolidated Financial Statements, “Loss per share”. Earnings per ADS is calculated by multiplying earnings per ordinary share by ten, the number of ordinary shares per ADS. Dividend per ADS is calculated similarly. EPS and dividend information has been restated for the capitalisation (bonus) issue on 30 September 1999.

(3)	The final dividend for the year ended 31 March 2004 was proposed by the directors on 25 May 2004.

(4)	For the purposes of calculating these ratios, earnings consist of income on ordinary activities before taxation, adjusted for fixed charges, dividend income from associated undertakings, share of profits and losses from associated undertakings and profits and losses on ordinary activities before taxation from discontinued operations. Fixed charges comprise one-third of payments under operating leases, representing the interest element of these payments, interest payable and similar charges and preferred share dividends.

Back to Contents

Vodafone Group Plc Annual Report 2004
4
Chairman’s Statement

It is my privilege to report, once again, another highly successful year for your company, with an excellent overall operating performance generating further substantial growth in profits and cash flows. Your company’s total venture mobile customer base has increased to over 340 million people. This is a wonderful achievement for a company that is only 20 years old and provides us with a really strong platform as we transition into the next phase of our development. It is only with the dedication and commitment of all members of staff throughout the world that we have achieved such excellent results to date and on behalf of the Board I thank them all.

For us, the year saw a rapid uptake of Vodafone live!™ across our footprint, following its successful launch last year, with nearly 7 million controlled customers now enjoying the richer mobile telecommunications the service delivers. We also started to introduce 3G to our customers. In February, we launched the Vodafone Mobile Connect 3G/GPRS datacard, which provides fast, secure access to corporate networks from lap top computers, across seven European countries and more recently we announced the launch of consumer services through Vodafone live!™ with 3G in Germany, Portugal, Italy and Spain. I believe that this technological evolution offers us significant growth opportunities and Vodafone is very well positioned to take advantage of these opportunities due to its global footprint and its continued strong financial performance. Although the mobile telecommunications industry remains extremely competitive, with new entrants driving new technologies and many existing operators having recovered from the financial pressures they faced only a short time ago, your company remains the industry leader.

As our international business expands it is essential that, in order to deliver the best possible experience to our customers and to achieve brand preference, we provide similar levels of excellence in all of our markets. To this end we have created two new central functions, Group Marketing and Group Technology & Business Integration. Group Marketing, led by Peter Bamford, provides leadership and coordination across a range of marketing and commercial activities including brand, product development, content management, Partner Networks and global accounts. Group Technology & Business Integration, headed by Thomas Geitner, leads the implementation of a standardised architecture for business process, information technology and network systems, which will support the next generation of products and services and the critical role of introducing and operating 3G capacity.

During the year, we continued our policy of increasing our shareholdings in existing operations, moving to 100% in Vodafone Malta and over 99% in Vodafone Greece. In the UK, we acquired prominent service providers, Singlepoint (4U) Limited and Project Telecom plc, increasing our direct access to our UK contract customer base to over 90%. We also disposed of interests in mobile businesses in India and Mexico, as well as our fixed line operations in Japan. In addition, we extended our Partner Networks to a total of 13 countries through new agreements with operators in Bahrain, Cyprus, Iceland, Lithuania, Luxembourg and Singapore. We expect to add further countries in the coming year.

In February of this year, we entered into a high profile auction process for the acquisition of AT&T Wireless in the US. One of the many responsibilities that your Board has is its duty to shareholders to explore opportunities where it believes enhanced shareholder value may be achieved. Your Board considered that acquiring AT&T Wireless at the right price would have enhanced the Group’s position in the US and delivered, over time, better returns for shareholders.

In entering the auction process your Board determined a price ceiling which, had it been exceeded, would not have provided the returns we considered necessary to justify such an acquisition. In the event, our ceiling price was exceeded by Cingular Wireless and we retain our 45% investment in the leading mobile operator in the US, Verizon Wireless. Our relationship with Verizon Communications, our partner in Verizon Wireless, remains strong. They supported our participation in the auction and we look forward to continuing to work with them to further strengthen Verizon Wireless.

Corporate governance continues to be at the forefront of your Board’s considerations. During the year we have fully complied with the Combined Code relating to corporate governance, as appended to the Listing Rules of the UK Listing Authority. In addition, we also have to comply with US securities laws. The Sarbanes-Oxley Act of 2002 has introduced a number of changes to corporate governance requirements with which we have complied this year and with which we will comply as new requirements are introduced over the coming years. More details of the corporate governance work of your Board are provided later in this Annual Report.

On 1 September 2003, Luc Vandevelde joined the Board as a non-executive director. He brings with him many years of experience gained in retailing and consumer goods and his financial, management and marketing skills in international business will be of great value to the Board. I would also like to congratulate my colleague Alec Broers who was advised on 1 May 2004 that Her Majesty the Queen intends to make him a Life Peer for his contribution to engineering and higher education.

Vodafone is a vibrant company, dedicated to the creation of shareholder value. This value is achieved through the enhancement of products and services such as Vodafone live!™, the advance in technology – 3G – and the investment in assets where positive returns may be clearly identified. A progressive dividend policy and our share buy back programme are means by which value is returned to shareholders. In light of the excellent results and the confidence with which it views the future, the Board is recommending the payment of a final dividend per share of 1.0780 pence which, together with the interim dividend already paid, makes a total dividend for the year of 2.0315 pence, an increase of 20%. We will also seek your approval to extend the share buy back programme we announced in November, with £3 billion of purchases planned for next year, following the £1.1 billion purchased up to March 2004.

As a global business, we are mindful of our responsibilities to all stakeholders around the world and in particular that the delivery of our services should have as little impact on the environment as possible. As part of this endeavour, I would encourage shareholders to receive communications from us electronically. In doing so, documents are provided more quickly, communications are less costly and importantly it is more environmentally friendly.

As we transition to a new era in mobile telecommunications, I am confident that through our focus on our strategic goals we are well positioned to make further significant progress in the year ahead.

Lord MacLaurin of Knebworth, DL
Chairman

Back to Contents

Annual Report 2004 Vodafone Group Plc
5
Chief Executive’s Statement

Mobile telecommunications is one of the most dynamic industries today. Its potential is vast. Today wireless technology only reaches one fifth of the world's population. In fact, 2 billion people have never even made a phone call. I'm delighted by the prospect that their first call could very well be made on a mobile phone.

In the coming years, the increasing number of mobile customers will enjoy a very different range of services. With the arrival of 3G and other new technologies and the significant increase in voice capacity and data rates they provide, the opportunity for growth in this industry is tremendous. The wireless future holds even more ways for people to share memorable moments, anywhere, anytime.

During my first year with Vodafone I have visited every part of our organisation, met with customers, employees, business leaders, regulators and stakeholders. I have reviewed our strategies, studied our operational practices and taken stock of the business we are managing on behalf of our customers and our shareholders. I am inspired by what I see.

Across our business we have plans to capitalise on market trends by applying our understanding of customer needs and deploying systems and technology to deliver high quality, great value, wireless services.

Our Position
This past year, Vodafone has delivered another set of solid financial results. We have had excellent customer growth, good revenue growth, continued margin improvement and generated outstanding free cash flow. As a result of this performance we propose to increase the dividend by 20% and expand the share purchase programme we introduced at the end of last year.

Today we operate across 26 markets, including 16 controlled operations. In addition, through our Partner Network programme, we have a further presence in 13 markets where we have a strong brand and service position without financial investment. More than 50,000 Vodafone employees now serve 133 million proportionate customers.

I believe that our company is in an unprecedented position to take full advantage of opportunities in the wireless world. All of us at Vodafone are working hard to grow revenue, navigate the forces that impact our business and lay claim to the benefits of our global scale and scope.

Opportunities for Growth
At Vodafone we predict significant growth will come from: Telecommunications, Information Technology and Infotainment.

Voice remains at the heart of our business and there continues to be significant demand. Today, only about 20% of voice usage is mobile, so we can expect some portion of the remaining 80% to migrate to our networks. It is interesting to note that the growth of mobile has not significantly eroded the value of the fixed line industry. In effect, mobile has served to increase the value of the entire telecoms industry.

The second growth area is in Information Technology or what we think of as the productivity market. We plan to grow revenues by mobilising office tools and software applications. We have already begun by establishing a number of strategic partnerships with other industry players aimed at unleashing powerful 'made for mobile' applications over our 3G networks.

The third area where we see revenue growth potential is Infotainment – the combination of information and entertainment. We have already seen eagerness for these services through Vodafone live!™. Our customers can take and send pictures, browse branded infotainment, listen to audio files, watch video clips, play games and customise ringtones with their favourite songs, all from an integrated camera phone and an easy to use icon-driven menu.

Whilst we have made a strong start, the real opportunity to unearth more revenue comes with 3G, when capacity and speeds are far better than those we have today.

We can't predict all of the applications that customers will want in the coming years but we can anticipate their needs, build the infrastructure and platforms and collaborate with companies that understand how to grant the freedom to play games, watch television, conduct business and communicate anywhere and anytime.

Best of all, most of these activities are things people are already doing through different media today. Our success doesn't require a big behavioural change. We are simply mobilising those things that people are already accustomed to doing.

Forces on the Business
As we move forward, we must successfully navigate four forces impacting on our business – customers, technology, competitors and regulation – addressing the inherent opportunities and challenges they bring.

Our customers today expect more from us. They want to pay less yet get greater value for their pound, dollar, euro or yen. They expect greater coverage and reliability.

Advances in technology hold the key to delighting our customers and we are fully committed to making 3G deliver on its promises. We are investing significantly every year in 3G and we are investing time and energy to encourage cooperation between vendors so that the mobile environment can operate to global standards – that way our customers get the best from our services wherever they go.

Another significant force impacting our business is competition. We face different competitors across our markets, but we have a tremendous advantage. Vodafone can draw from resources across all our markets and respond competitively in a way that does not impact the performance of the organisation as a whole.

Regulation is also part of our everyday life. Regulators understand that Vodafone is an important company in their respective countries. They are keenly aware of the economic and social impact we have on their citizens and communities. We hope that future decisions will continue to be made in the best interests of our customers and the health of this vital global industry.

Back to Contents

Vodafone Group Plc Annual Report 2004
6
Chief Executive’s Statement continued

Our Goals
At Vodafone, everything we do furthers our desire to create mobile connections for individuals, businesses and communities. Our Vision is to be the world's mobile communications leader and we're delighted by the prospects for the future of our industry.

Our commitment to this industry is underlined by our company values, which state that everything we do is driven by our passion for customers, our people, results and the world around us.

The success of our effort requires a commitment to deliver on our six strategic goals:

Provide superior shareholder returns
The continued strength in our financial performance enables us to increase returns to our shareholders on an ongoing basis. During the past year we have done this through increasing our dividends and our share purchase programme. In the next 12 months, we intend to expand this share purchase programme further, buying back shares worth £3 billion and returning, through our dividends and our share purchases, more than 50% of the cash we have generated.

By delivering on our goals and conducting rigorous economic and financial analyses before we make pricing, acquisition and scale decisions, we demonstrate the discipline to always act in the best interests of our shareholders.

Delight our customers
We have rededicated ourselves to delighting our customers because we believe this is the foundation for our continued success.

We recognise that every customer interaction provides another opportunity to win loyalty and that's why we continue to raise standards on the quality of customer care in our call centres and our stores and the quality of our networks.

Key to delighting our customers is our ability to deliver superior voice and data services according to differing customer needs. Vodafone live!™ with 3G has been introduced in four countries in Europe and several more countries will follow in the next few months. For our business customers, the launch of Vodafone Mobile Connect 3G/GPRS datacard in February has been very successful.

Throughout the past few years, Vodafone has done a terrific job of building brand awareness as we have moved towards a single global brand. Beyond brand awareness, we want people to understand that the Vodafone name represents great service, great value and great innovation. When our name becomes synonymous with these attributes we will achieve brand preference and expect to see our market share climb as a result.

Leverage global scale and scope
Another unique advantage for Vodafone is our expansive global footprint. Operating in 26 markets puts us in an enviable position to leverage our global scale and scope. We are using this advantage to deliver exceptional 3G-based services. When we introduce 3G handsets in large volumes later this year we will be well equipped to drive demand and attract even higher market share in the 3G world.

Another competitive advantage is our leadership position on cost and time to market. From network services to sales, and marketing to customer care and billing, we have many varied systems in use across the business. With strong cooperation between our various operating companies we can achieve further savings.

Expand market boundaries
Expanding our market boundaries is another priority for Vodafone. We continue to build productive strategic relationships in the mobile environment. In the productivity areas we are working with Microsoft and other IT companies. In the content areas, we have recently taken a big step forward in the music arena through our agreement with Sony Music.

In our changing industry, opportunities to expand geographically will continue to present themselves and, if they make sense both strategically and financially, we will give them serious consideration.

We have just reinforced our long term commitment to Japan by making a further investment of up to £2.6 billion. Our transactions in Japan will simplify the structure, confirm our commitment to the Japanese marketplace and enable us to deliver on the changes needed to improve our position.

Build the best global Vodafone team
As the business expands and the environment around us evolves, it is crucial for us to develop, recruit and retain the people that will lead us into this new world. We are working hard to make sure our employees have the right skills and knowledge to anticipate our customers' needs. We are identifying new ways to share the best of what we do on a global basis. We continue to reap the benefits of a motivated team with a strong customer service culture, which will help earn a reputation for Vodafone that is second to none.

Be a responsible business
As a large, multinational company we inevitably raise expectations amongst all our stakeholders and hold ourselves up to public scrutiny. Being a responsible business is about the way we manage our impact on society, the environment and the economy. We are committed to the highest standards of business integrity and corporate governance.

Our businesses around the world are important to the infrastructure of the economies and societies we serve and we take our broader corporate responsibilities seriously. Through our actions we will continue to strive to earn the trust and confidence of all our stakeholders worldwide.

Six Goals, One Aim
These six goals are well within our reach. Now it comes down to execution. Country by country, we have assembled a team of the most capable leaders in the wireless industry. They are supported by outstanding people who come to work every day eager and prepared to delight our customers, win market share and produce great results.

We are in an enviable industry position to succeed by virtue of our scale and scope and our operating philosophy. We are passionate and excited about our future and we look forward to sharing our success with you in the years ahead.

Arun Sarin
Chief Executive

Back to Contents

Annual Report 2004 Vodafone Group Plc
7
Business Overview

Overview

Vodafone Group Plc is the world’s leading mobile telecommunications company, with a significant presence in Europe, the United States and the Asia Pacific region through the Company’s subsidiary undertakings, associated undertakings and investments. The Group also has arrangements to market certain of its services, through its “Partner Networks” scheme, in additional territories, without the need for equity investment. The Group provides a wide range of mobile telecommunications services, including voice and data telecommunications. The Group also has controlling interests in certain non-mobile telecommunications businesses.

The Company’s ordinary shares are listed on the London Stock Exchange and the Company’s American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange (“NYSE”). The Company’s ordinary shares were also listed on the Frankfurt Stock Exchange until 23 March 2004. The Company had a total market capitalisation of approximately £92 billion at 24 May 2004, making it the second largest company in the Financial Times Stock Exchange 100 index, or FTSE 100, and the eleventh largest company in the world based on market capitalisation at that date.

The Company is a public limited company incorporated in England and Wales under registered number 1833679. Its registered office is Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN England. Its principal telephone number is +44 (0) 1635 33251.

Mobile Telecommunications

Business strategy
As the world’s mobile telecommunications leader, the Group’s vision is to enrich customers’ lives, helping individuals, businesses and communities to be more connected in a mobile world.

The Group has maintained a strategy of focusing on global mobile telecommunications and providing enhanced network coverage to allow its customers to communicate using mobile products and services.

Whilst the customer base continues to grow, the Group’s strategy is increasingly focused on revenue growth and margin improvement from growing usage and providing enhanced services to the customer base.

Vodafone’s strategic roadmap seeks to achieve six key goals:

•	delight our customers;

•	build the best global Vodafone team;

•	leverage our global scale and scope;

•	expand our market boundaries;

•	be a responsible business; and,

•	provide superior returns to shareholders.

Geographic operations
The Company has equity interests in 26 countries, through its subsidiary undertakings, associated undertakings and investments. Partner network arrangements extend to a further 13 countries.

At 31 March 2004, based on the registered customers of mobile telecommunications ventures in which it had ownership interests at that date, the Group had approximately 133.4 million customers, calculated on a proportionate basis in accordance with the Group’s percentage interest in these ventures, and 340.1 million registered venture customers. The table on the next page sets out a summary of the Company’s worldwide mobile operations at 31 March 2004 and venture customer growth in the year then ended (the “2004 financial year”).

Competition
The Group faces a high degree of competition in each of its geographic markets. It is subject to indirect competition from providers of other telecommunications services in the domestic markets in which it operates in addition to direct competition from other current operators of mobile telecommunications services. Competitive pressures have led to reductions in tariffs and other acquisition and retention initiatives and this has helped to manage the level of customer churn.

The Group expects that competition will continue from existing operators as well as from a number of new market entrants, including those arising following the award of new 3G licences. The scope of this increased competition, and the extent of the impact on the results of operations, is discussed further in “Risk Factors and Legal Proceedings”.

A summary of the Company’s direct competitors in its markets at 31 March 2004 is also provided in the following table.

Back to Contents

Vodafone Group Plc Annual Report 2004
8
Business Overview continued

Summary of Group mobile telecommunications businesses at 31 March 2004

						Registered
			Venture		Venture	proportionate
	Percentage		customers	(3)	customer	customers	Registered	Names of competitor
Country by region(1)	ownership	(2)	(thousands	)	growth (%)) (4)	(thousands)	prepaid (%)(5)	network operators(6)

UK & Ireland
UK	100.0		14,095		6	14,095	60	3, Orange, O2, T-Mobile
Ireland	100.0		1,864		7	1,864	72	3, Meteor, O2

TOTAL			15,959		6	15,959	61

Northern Europe
Germany	100.0		25,012		9	25,012	51	E-Plus, O2 , T-Mobile
Hungary	87.9		1,428		50	1,255	82	Pannon GSM, Westel
Netherlands	99.9		3,403		4	3,399	57	KPN Mobile, Orange, T-Mobile, Telfort
Sweden	100.0		1,438		9	1,438	34	3, SpringMobil, Tele2, Telia
Belgium	25.0		4,351		2	1,088	59	BASE (KPN), Mobistar (Orange)
France	43.9		14,370		8	6,309	46	Bouygues, Orange
Poland	19.6		5,740		19	1,126	54	Centertel, ERA
Switzerland	25.0		3,838		6	960	37	Orange, Sunrise, Tele2

TOTAL			59,580		9	40,587	51

Southern Europe
Italy	76.8		21,137		9	16,232	92	TIM, Wind, 3
Albania	99.7		528		35	527	97	AMC
Greece	99.4		3,678		9	3,655	68	Cosmote, Q-Telecom, Telestet
Malta	100.0		161		(1)	161	91	Go Mobile
Portugal	100.0		3,248		5	3,248	72	Optimus, TMN
Spain	100.0		9,705		7	9,705	57	Amena, Telefónica Móviles
Romania	20.1		3,672		37	738	63	Orange, Cosmorom, Zapp

TOTAL			42,129		10	34,266	78

Americas
United States(7)	44.4		38,909		17	17,257	6	National operators(8):
								AT&T Wireless(9), Cingular Wireless(9),
								Nextel, Sprint PCS, T-Mobile

Asia Pacific
Japan	69.7		14,951		7	10,427	9	au, NTT DoCoMo, Tu-ka
Australia	100.0		2,486		(3)	2,486	55	3, Optus, Orange, Telstra
New Zealand	100.0		1,607		25	1,607	79	Telecom, TelstraClear
Fiji	49.0		114		25	56	92	–
China	3.3		150,256		21	4,913	66	China Netcom, China Telecom,
								China Unicom

TOTAL			169,414		20	19,489	61

Middle East & Africa
Egypt	67.0		2,872		27	1,924	81	Mobinil
South Africa	35.0		9,725		24	3,404	85	Cell C, MTN
Kenya	35.0		1,529		77	535	99	Kencell(10)

TOTAL			14,126		28	5,863	86

GROUP TOTAL			340,117		15	133,421	56

Notes:
(1)	All controlled networks operate under the Vodafone brand. Networks in which the Company does not have a controlling interest operate under the following brands: Belgium – Proximus; France – SFR; Poland – Plus GSM; Switzerland – Swisscom Mobile; Romania – Mobifon; United States – Verizon Wireless; Fiji – Vodafone; China – China Mobile; South Africa – Vodacom; Kenya – Safaricom.
(2)	All ownership percentages are stated as at 31 March 2004 and exclude options, warrants or other rights or obligations of the Group to increase or decrease ownership in any venture as detailed in “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Option agreements”. Ownership interests have been rounded to the nearest tenth of one percent.
(3)	See page 23 for a definition of a customer.
(4)	Venture customer growth is for the twelve month period to 31 March 2004.
(5)	Prepaid customer percentages are calculated on a venture basis.
(6)	Table excludes mobile virtual network operators (“MVNOs”) and other competitors who do not operate a mobile telecommunications network.
(7)	The Group’ s ownership interest in Verizon Wireless is 45.0%. However, the Group’s proportionate customer base has been adjusted for Verizon Wireless’s proportionate ownership of its customer base across all its network interests of approximately 98.6% at 31 March 2004. In the absence of acquired interests, this proportionate ownership will vary slightly from period to period depending on the underlying mix of net additions across each of these networks.
(8)	This is not a full list of US network operators. In the United States, in addition to the national operators shown, there are several regional and numerous local operators.
(9)	On 17 February 2004, Cingular Wireless announced an agreement to acquire AT&T Wireless. This acquisition is subject to US regulatory approval.
(10)	The Kenyan Government has awarded a third licence but the operator had not commenced service at 25 May 2004.

Back to Contents

Annual Report 2004 Vodafone Group Plc
9

Licences and network infrastructure
The Group is dependent on the licences it holds to operate mobile telecommunications services. Further detail on the issue and regulation of licences can be found in “Regulation”. The table below summarises the significant licences held by the Group’s subsidiary companies and details of their related network infrastructure:

Date of commencement
Country by region	Licence type		Licence expiration date		Network type	of commercial service

UK & Ireland
UK	2G		See note	(1)	GSM/GPRS	December 1991
	3G		December 2021		W-CDMA	February 2004
Ireland	2G		December 2014		GSM/GPRS	March 1993
	3G		October 2022		W-CDMA	May 2003

Northern Europe
Germany	2G		December 2009		GSM/GPRS	June 1992
	3G		December 2020		W-CDMA	February 2004
Hungary	2G		July 2014		GSM/GPRS	November 1999
Netherlands	2G		February 2013	(2)	GSM/GPRS	September 1995
	3G		December 2016		W-CDMA	February 2004
Sweden	2G		December 2010	(2)	GSM/GPRS	September 1995
	3G		March 2015		W-CDMA	February 2004

Southern Europe
Italy	2G		January 2015		GSM/GPRS	December 1995
	3G		December 2021		W-CDMA	February 2004
Albania	2G		June 2016		GSM	August 2001
Greece	2G		September 2012		GSM/GPRS	July 1993
	3G		August 2021		W-CDMA	–
Malta	2G	(3)	September 2010		GSM/GPRS	July 1997
Portugal	2G		October 2006		GSM/GPRS	October 1992
	3G		January 2016		W-CDMA	February 2004
Spain	2G		July 2022	(2)	GSM/GPRS	October 1995
	3G		April 2020		W-CDMA	February 2004

Asia Pacific
Japan	2G		See note	(4)	PDC	April 1994
	3G		See note	(4)	W-CDMA	December 2002
Australia	2G		March 2015		GSM/GPRS	September 1993
	3G		October 2017		W-CDMA	–
New Zealand	2G		March 2021		GSM/GPRS	October 2001
	3G		March 2021		W-CDMA	–

Middle East & Africa
Egypt	2G		May 2013		GSM/GPRS	November 1998

Notes:
(1)	Indefinite licence with a one-year notice of revocation.
(2)	Date relates to 1800MHz spectrum licence. Vodafone Netherlands, Vodafone Spain and Vodafone Sweden also have separate 900MHz spectrum licences which expire in March 2010, March 2010 and December 2010, respectively.
(3)	Also refers to 3G services.
(4)	Licences are issued for a five year term with a presumption of renewal where there is a continuing commercial need for spectrum.

Back to Contents

Vodafone Group Plc Annual Report 2004
10

Business Overview continued

3G

The Group has secured 3G licences in all jurisdictions in which it operates through its subsidiary undertakings and in which such licences have been awarded to date.

Cumulative expenditure on 3G licences was £14.4 billion at 31 March 2004 and was funded from the Group’s existing facilities. Most of this expenditure (£13.1 billion) occurred during the 2001 financial year.

Vodafone expects to participate in additional 3G licence allocation procedures in other jurisdictions in which it operates. No assurances can be given that the Group will be successful in obtaining any 3G licences for which it intends to apply or bid.

The construction of 3G network infrastructure has continued throughout the 2004 financial year, with tangible capital expenditure on 3G network infrastructure amounting to approximately £1.5 billion during the financial year. The Group presently expects capitalised tangible fixed asset additions to be around £5.0 billion in the 2005 financial year, 35% of which is expected to be in respect of 3G network infrastructure. This expenditure is expected to be financed through operating cash flows and existing borrowing facilities. The Group’s 3G network infrastructure supply is managed by agreements for pricing and terms with all key suppliers, including Ericsson, Nokia, Nortel and Siemens.

The launch of the 3G data service in February 2004 was an example of Vodafone leveraging its scale and scope. 3G commercial services in Europe, in the form of the Vodafone Mobile Connect 3G/GPRS datacard, were able to be launched in much reduced timescales in seven countries in early 2004 through working with common suppliers using universal network technology. The commercial launch of the 3G service was the result of a three year global programme of technology selection, development and testing across the Group companies.

In Japan, the 3G network has been rolled out with the goal of national coverage and the eventual replacement of the current Personal Digital Cellular (“PDC”) network. In Europe, the deployment of 3G has been centred on major metropolitan areas, thereby providing a complementary service to the current 2G and 2.5G networks. The introduction of Wideband Code Division Multiple Access (“W-CDMA”) as the third generation standard will, over time, provide roaming capabilities between Japan and other territories that use the W-CDMA standard.

Vodafone live!™ with 3G was introduced to both business and consumer markets in Europe on 4 May 2004.

2G

The majority of the Group’s controlled networks operate on a Global System for Mobile Communications (“GSM”) network on which General Packet Radio Service (“GPRS”) is also provided.

Wireless LAN

Four of the Group’s subsidiary companies, in Germany, Italy, Portugal and Spain, now offer a public access Wireless LAN service. The Group views public access Wireless LAN as important in offering a complete mobile data connectivity solution to its customers, and more of the Group’s operating companies are expected to launch Wireless LAN services, mainly through roaming agreements.

Global services

A major focus of the Group’s strategy is to delight its customers, delivering a superior customer experience and developing customer loyalty at all touchpoints, introducing end to end voice and data propositions to target customer segments, and achieving customer preference for the Vodafone brand.

To achieve this objective requires a highly focused, increasingly integrated and operationally efficient business, providing the best products and services across the greatest number of markets. The Group established two new central functions in July 2003; Group Marketing and Group Technology & Business Integration.

Group Marketing provides leadership and coordination across the Group on a range of marketing and commercial activities, including product, content, brand management and development, Partner Networks and global accounts. These activities include the design and rollout of segmented service propositions to consumer and business customers, such as Vodafone live!™, and the Group’s business offerings.

Group Technology & Business Integration leads in the selection, development and implementation of global technology solutions to support the terminals, service platforms, network and IT requirements of the Group. It drives the benefits of scale and scope to deliver enhanced customer experience, increased speed to market and an improved strategic cost position by applying the principle of ‘design once, deploy many times’ and by working closely with suppliers.

Business integration

A new function, “Business Integration”, has been created within Group Technology to further leverage the scale of the Group’s global footprint. This function is expected to improve the Group’s speed to market for new products at the same time as improving the Group’s strategic cost position. The work of this function was initiated in October 2003 and is intended to lead the Group through a business transformation process spanning up to five years.

The Service Delivery Platform, which in part delivers Vodafone live!™, is one early example of the Group’s “develop once, deploy many times” concept. This concept allows the architecture, design and development of core enabling technologies to be undertaken only once, and rolled out to the Group’s operating companies, thus saving on costs of design and development in each country. The Group continues to build its capability to manage suppliers on a global basis and has delivered synergies through negotiating global contracts, particularly in the areas of terminals, network infrastructure and IT. There has been continued progress in eCommerce activities with the Group taking an industry leading position in the effective use of e-auctions. The Group continues to leverage scale in the handset area, consolidating country requirements and volumes for supplier negotiation. This has provided savings and has supported Vodafone’s ability to shape an enhanced customer experience through the specification of features and functions.

These early business integration programmes provide a model for common development in other Group Technology areas, to enable the Group to take advantage of future opportunities to leverage the Group’s scale and scope. The number of different markets in which the Group now operates provides opportunities for extensive sharing of best practice across operating companies, ensuring reduced time to market, increased customer relevance and greater competitive advantage.

Products and services

Voice services

Revenues from voice services make up the largest portion of the Group’s turnover and, consequently, the Group is undertaking a wide range of activities to encourage growth in the usage of these services.

Pricing is an important factor for customers choosing a mobile phone network and is also important in encouraging usage of services whilst maximising revenues and margins. Two main pricing models exist in the mobile market – contract and prepaid. Relationships with contract customers are usually governed by a formal, written contract and credit facilities are granted to them to enable access. Within a prepaid pricing scheme, a customer pays in advance, or “tops up”, in order to gain access to mobile network services. The take-up of these models in the markets in which the Group operates varies significantly, from Japan and the US, where the vast majority of customers are on contract plans, to Italy, where the market is predominantly prepaid.

The Group has continued to invest in providing enhanced network services and coverage for existing services to endeavour to ensure that customers can use their mobile phone whenever they want to, making it an integral part of their lives. Together

Back to Contents

Annual Report 2004 Vodafone Group Plc
11

with enhanced coverage, the Group has also invested in improving the usability of services such as voicemail, to encourage penetration of these services. Increased usage of voicemail has been shown, in turn, to drive volume of voice calls and is a key revenue enabler. Initiatives have also been run to encourage customers to populate their phonebooks, which in turn drives growth in calling circles, and missed call notification services, such as text messages telling customers that they have missed a call when their phone is switched off.

In addition to product and infrastructure development, a significant amount of effort has been directed at educating customers in mobile phone usage and helping customers get the most from their mobile phone. Several markets have also engaged in programmes to redesign their retail outlets into “Experience Stores” where store staff are trained to educate customers in responsible mobile phone usage, in addition to more conventional retail activities.

Data services

Part of the Group’s strategy to expand its market boundaries involves the stimulation of demand in adjacent markets such as infotainment and IT wireless productivity.

Short Messaging Service (“SMS” or “Text Messaging”)

All of the Group’s mobile networks offer this service, which allows customers to send and receive text messages using mobile handsets and various other devices.

Vodafone live!™

Vodafone live!™, the Group’s integrated messaging and multimedia content service, was launched in six countries during the 2004 financial year, including the Group’s associated networks in France (SFR) and Switzerland (Swisscom Mobile), bringing the total number of markets in which the service is available to 16 at 25 May 2004. At 31 March 2004, there were over 6.8 million controlled Vodafone live!™ customers, with a further 0.7 million customers connected to associated company networks. In addition, Vodafone K.K. (“Vodafone Japan”) had 13.0 million Vodafone live!™ customers following the rebranding of its J-Sky service to Vodafone live!™ on 1 October 2003.

The range of services available on Vodafone live!™ has continued to be improved throughout the year, with the integration of services such as real music tones, as well as broadening the range of handsets available. New capabilities have also been introduced such as video messaging, video streaming and Search, a new facility enabling customers to use their mobile handsets to search across an extensive portfolio of content. The scale of the customer base together with the broader reach of Vodafone live!™ has meant that the Group has increasingly been able to attract stronger content partners and recent agreements have involved such established brands as Warner Bros. Online, UEFA Champions League Football, Sony Pictures, Sony Music Entertainment and Disney.

During the year, the range of Vodafone live!™ handsets has increased from three to fifteen. By focusing its handset development resources, the Group aims to offer a wider range of handsets with enhanced functionality. The first GSM-enabled megapixel camera phone launched in the European market, the Sharp GX30, had been introduced into 10 controlled markets by 25 May 2004.

Vodafone live!™ with 3G

Vodafone is the first mobile operator to bring 3G technology to both business and consumer markets across a number of European countries. Vodafone’s 3G consumer service was launched in Europe on 4 May 2004 when Vodafone live!™ with 3G was introduced in Germany and Portugal and from 25 May 2004 in Italy and Spain. In the first phase of Vodafone live!™ with 3G, Vodafone live!™ has been enhanced with video telephony and video downloads as well as improved ringtones and new content. Vodafone live!™ with 3G will be enhanced later in the year, when a wider range of handsets will become available, together with an even more extensive range of content and services. The Group is prioritising efforts to ensure timely availability of handsets and plans for handset deliveries later in 2004 and 2005 are at an advanced stage.

Mobile Connect Card

The Mobile Connect Card, first launched in November 2002 and which enables customers to connect to e-mail and business applications from a range of access devices, has been enhanced to operate across both GPRS and 3G technologies with the introduction in certain markets of the Vodafone Mobile Connect 3G/GPRS datacard in February 2004. By 31 March 2004, Germany, Italy, the Netherlands, Portugal, Spain, Sweden and the UK had all opened their networks for commercial service. The Group’s associated network in Belgium launched the datacard on 13 May 2004. The Vodafone Mobile Connect 3G/GPRS datacard provides customers with data speeds up to seven times faster than GPRS when used on the Group’s 3G networks.

Other business services

During the year the Group continued to build on its business propositions. In November 2003, the Group commenced the roll-out of Vodafone Wireless Office, a mobile handset solution reducing the need for fixed line phones, and Blackberry from Vodafone, which delivers voice, email, SMS, browser and organiser functions in a single mobile device.

On 22 October 2003, the Group announced a joint initiative with Oracle to offer enterprise customers integrated mobility solutions enabling mobile access to business systems.

Roaming services

The Group has introduced new pricing structures in its networks for its roaming services, with a view to encouraging the use of services when travelling abroad.

In November 2003, Vodafone Limited (“Vodafone UK”) launched Vodafone World, a new branded roaming tariff that delivers simple, transparent pricing for roaming all over the world, with preferential rates available for roaming onto all the Group’s networks. Now available in 13 markets, Vodafone World builds on the success of Eurocall, a European roaming service, and replaces it with a concept that is relevant to the Group’s markets and partners worldwide. By making roaming prices worldwide easier to understand, Vodafone World represents an important step in the Group’s strategy to meet the needs of the Group’s roaming customers at an affordable price and encourage change in the roaming market.

Vodafone’s Data Roaming Tariff was launched across 10 networks in October 2003 and provides a new, simple price plan for roaming data services including Vodafone live!™ and the Group’s business services.

On 22 December 2003, the Group and Verizon Wireless announced the introduction of transatlantic text messaging between their respective customers. By 31 March 2004, this service had been launched in 11 of the Group’s networks.

The Group and Verizon Wireless have continued to cooperate in the development of inter-standard roaming products. An agreement for the Group to licence its Mobile Connect dashboard know-how to Verizon Wireless has recently been completed, setting the stage for the launch of inter-standard data card products in Europe and the United States, in due course.

Partner Networks

The Group’s Partner Network strategy has become a more broadly established business concept for the delivery of the Group’s mobile services in the year. By partnering with leading mobile operators around the world, the Group is able to market its portfolio of global services in new territories, extend its brand reach into new markets and derive additional revenue from fees and visitor roaming without buying equity stakes.

The Group has signed a further six Partner Network Agreements during the year with Og Fjarskipti in Iceland, Bite in Lithuania, M1 in Singapore, MTC in Bahrain, LuxGSM in Luxembourg and Cytamobile in Cyprus, bringing the total number of partners to thirteen. With two partners in the Middle East and one in Asia Pacific, the Partner

Back to Contents

Vodafone Group Plc Annual Report 2004
12

Business Overview continued

Network strategy is becoming increasingly relevant for mobile operators outside Europe.

Mobilkom-Group, which operates in Austria, Croatia and Slovenia, will become the first Partner Network to introduce Vodafone live!™ and is expected to launch services in June 2004. The Vodafone Mobile Connect 3G/GPRS datacard has been launched in Austria and the Mobile Connect Card has been introduced in Bahrain, Croatia, Denmark, Slovenia, Estonia and Finland.

Content standards

In October 2002, a dedicated Content Standards team was established to provide leadership in mobile content standards in order to protect customers from inappropriate content, contact and commercialism. Specific emphasis is placed on protecting young mobile phone users. The Group recognises that, although acceptable to an older audience, not all content and services are suitable for all ages and it has committed to exercise responsibility in ways that are consistent with its customer and public values.

The Content Standards team has actively supported a number of initiatives, such as the UK mobile operators’ Code of Practice and the Group’s age verification mechanism currently being piloted in Germany. Looking ahead, the Content Standards team will work with the operating companies to implement policies and develop an independent auditing process to ensure they are maintained.

Marketing and distribution

Marketing

Brand

All controlled mobile subsidiary companies operate under the Vodafone brand. Brand marketing is designed to increase general public awareness of the Vodafone brand, or other local Group brands, and its values, products and services and embraces marketing specifically directed at certain distribution channels. Brand communications include sponsorships and advertising on radio, television, in general circulation newspapers, in magazines and in specialised publications.

The Group has focused on driving brand preference and usage of Vodafone live!™ services, as well as core voice and text usage. Advertisements used feature the Group’s key sponsorships: Ferrari, Manchester United, Michael Schumacher, Rubens Barrichello and David Beckham. Communications materials have been adapted for use in Partner Network markets. The Vodafone speechmark icon is achieving increasing recognition as a key visual identity symbol of the brand.

The three year brand migration programme was completed during the year, with Italy and Japan migrating to the Vodafone brand in May and October 2003, respectively. Having established the Vodafone brand in the Group’s controlled markets, the focus is now shifting and more emphasis and resources are aimed at increasing customer satisfaction and brand preference. In order to do this, Vodafone has put in place a framework for measuring and improving its performance on every element of customer experience. In addition, the Group has put in place a segmentation framework that has been arrived at on a basis of extensive research. All marketing plans and activities, both global and local, are now built around seven customer segments identified through the research.

Local marketing

In addition to the Group’s initiatives to establish a global Vodafone brand, funds are also invested in local marketing activities. Customer database marketing is widely used to communicate directly with customers and, when linked with customer service, provides a strong basis for building customer relationships. Loyalty schemes are beginning to be more widely used as a way of increasing customer satisfaction and reducing customer churn.

Associated companies are generally marketed under their local brands.

Distribution

Distribution is achieved through a wide variety of direct and third party channels, with different approaches used in the consumer and business sectors.

Products and services are available directly to both consumer and business customers in the majority of markets. Directly owned stores are becoming increasingly prevalent in most markets. The look and feel of these stores, particularly in Italy, Greece and the UK, has focused more on the user experience during the year, with customers invited to try out service offerings such as Vodafone live!™. Local Internet sites offer products and services online and local sales forces are in place to discuss terms with business customers.

The extent of indirect distribution varies between markets but may include using third-party service providers, independent dealers, agencies and mass marketing.

Marketing to third-party service providers includes maintaining a competitive tariff structure, providing technical and other training to their staff and providing financial incentives for service providers, their dealers and sales people. It also entails providing assistance on advertising campaigns and supporting the development of both specialist retail outlets and programmes with multiple retailers. Service providers receive discounts on the Group’s airtime rates for each tariff. Service providers also receive financial incentives from the Group related to their success in attracting new customers to the network. These incentives comprise gross connection bonuses, airtime growth awards and other specific incentives. Independent dealers are used in the majority of markets, with own-branded stores, business “store-within-stores” and kiosks becoming increasingly frequent as channels to market. Supermarket chains and multiple retailers are also used to achieve broad distribution of prepaid products, with top-up facilities available in a wide selection of outlets such as petrol stations, newsagents and local stores.

The Group’s leading global customers are served by the International Accounts team, with a designated executive link.

In the United States, Verizon Wireless sells its service directly to customers through its own sales force and stores, telemarketing centres and the Internet, and indirectly through arrangements with independent retailers and agents. Additionally, Verizon Wireless also sells wireless capacity to resellers, which allows independent companies to package and resell wireless services to end-users.

Industry initiatives

On 13 October 2003, the Group announced with Microsoft an intention to use mobile SIM based authentication and billing to help create open Web services standards that will enable new business opportunities for application developers and mobile network operators and deliver new integrated services for customers across fixed and mobile networks.

On 10 March 2004, the Group announced that it had signed a memorandum of understanding with other leading companies from the mobile industry to apply for a mobile Top Level Domain (“TLD”) from the Internet Corp. for Assigned Names and Numbers. A mobile TLD would be a key step in bridging the world of mobility and the Internet.

Research and development

The Group Research and Development (“R&D”) function was formed in April 2001 from the Vodafone research and development teams in Newbury, Maastricht, Vodafone Pilotentwicklung in Munich and the Strategic Technology team in Walnut Creek, California. Since then, centres of excellence in Milan, Madrid and Tokyo have been added, thereby creating an international and multicultural team for applied research in mobile telecommunications and its applications.

The work of the Group R&D function is divided broadly into four categories. These categories are technical leadership and research support for the work of the Group

Back to Contents

Annual Report 2004 Vodafone Group Plc
13

Strategy department, research into technology that will typically start to be used in Vodafone’s business in three or more years time, leadership for the Group’s work in international standards, and tactical development work largely on behalf of Group Marketing and Group Technology and Business Integration. Governance of Group R&D is provided by the Group R&D Steering Committee. The Group Strategy Director chairs this committee which, along with the Group R&D Director, consists of the chief technology officers from eight of the operating companies, together with the head of products and services in Group Marketing and the heads of three functions within Group Technology and Business Integration.

Group R&D focuses on applied research that is positioned between the basic research undertaken by universities and commercial product development. Since the Group is primarily a user of technology, the emphasis of the Group R&D work programme is on providing technology analysis and vision that can contribute directly to business decisions, enabling new applications of mobile telecommunications, using new technology for new services, and research for improving operational efficiency and quality of the Group’s networks. The work of the function is organised into five main streams: applied research, strategic technology analysis, standards and industry fora, intellectual property development and publicity and communications. The applied research and strategic technology analysis functions are concerned with expanding business boundaries, disruptive technologies, customer behaviour, service enablers, terminals and smart cards, radio technologies, network architectures, performance and optimisation, and security and computing technologies.

The work of Group R&D is delivered through four main programmes concerned with radio, IP networks, service enablement and business support. In addition, Group R&D provides leadership for funding research into health and safety aspects of mobile telecommunications, technical support for the Group’s spectrum strategy and technical support for the protection of intellectual property, including the Vodafone patent portfolio.

Much of the work of Group R&D is done in collaboration with others, both within the Group and external to it. For example, Group R&D provides leadership for the Group’s involvement with international standards, although many delegates and contributions are drawn from the Group’s operating companies. Group R&D provides the means to protect the Group’s intellectual property, many of the innovations that are protected coming from across the operations, and Group functions’ infrastructure and handset suppliers work with Group R&D on many of its projects – from providing equipment for trials, through co-authoring research reports, to being a partner in some of the research and development programmes. At the more academic end of the spectrum of applied research, Group R&D has developed relationships with a number of universities. These include sponsoring research students, collaboration in European research activities, funding specialised research activities and fostering working relationships with academic chairs and readerships funded through the Vodafone Foundation.

The research and development programme provides the Group with long-term technical policy, strategy and leadership, as well as providing technical underpinning for the Group’s public policies and government relations, and is shared with all subsidiaries of the Company and Group functions. They are able to influence the programme through working relationships that are designed to allow delivery of the results of the programme directly into the business units where they are needed.

The Group spent £171 million in the 2004 financial year on research and development, compared with £164 million in 2003 and £110 million in 2002. This expenditure was incurred principally on developing new products and services, billing systems and on network development.

Regulation
The Group’s operating companies are generally subject to regulation governing the operation of their business activities. Such regulation generally takes the form of industry-specific law and regulation covering telecommunications services and general competition (anti-trust) law applicable to all activities. Some regulation implements commitments made by Governments under the Basic Telecommunications Accord of the World Trade Organisation to facilitate market entry and establish regulatory frameworks. The following section describes the regulatory framework and the key regulatory developments in the European Union (“EU”) and selected countries in which the Group has significant interests. Many of the regulatory developments reported in the following section involve on-going proceedings or consideration of potential regulation which have not reached a conclusion. Accordingly, the Group is unable to attach a specific level of financial risk to the Group’s performance from such matters.

European Union
The Member States of the European Union (“Member States”) were expected to implement the new EU Regulatory Framework for the communications sector (“the new EU Framework”), which was adopted in 2002, into national law by 24 July 2003. Denmark, Finland, Ireland, Norway, Sweden, and the UK had completed implementation by that date. Austria, Italy, Portugal, and Spain have since completed implementation. In April 2004, the European Commission (“the Commission”) issued infringement proceedings against those Member States that had failed to implement the new EU Framework, being Belgium, France, Germany, Greece, Luxembourg and the Netherlands.

Those countries which joined the EU on 1 May 2004, including Hungary, Poland and Malta, were required to implement the new EU Framework before accession. Hungary implemented the new EU Framework in January 2004. However, Malta and Poland have not yet implemented the new EU Framework.

The new EU Framework consists of four principal Directives outlining matters such as the objectives to be pursued by national regulatory authorities (“NRAs”), the way in which telecommunications operators are to be licensed, measures to be taken to protect consumers and ensure universal provision of certain telecommunications services and the terms and basis upon which operators interconnect and provide access to each other.

The new EU Framework introduces a number of important changes to the previous framework. It is intended to align the techniques for defining where sector specific regulation may be applied and the threshold for when such regulation can be applied with those already employed in EU competition law. It is also intended to ensure greater consistency of approach amongst NRAs within the Member States. All NRAs are required to take utmost account of the list of markets which are specified by the Commission in a Recommendation when deciding which markets to investigate. The first such Recommendation was published by the Commission in February 2003 and includes the market for ‘voice call termination on individual mobile networks’, the ‘wholesale national market for international roaming’ and the market for ‘access and call origination’ on mobile networks (“the relevant markets”). NRAs may, with the Commission’s consent, also propose markets not included in the Recommendation. The Commission will periodically review the Recommendation.

Regulation, under the new EU Framework, can only be applied to undertakings with significant market power (“SMP”) (either individually or collectively) in the relevant markets so identified, subject to the Commission’s consent. SMP under the new EU Framework accords with the concept of “dominance” under existing EU competition law. This generally implies a market share of at least 40%, although other factors may also be taken into consideration. The SMP threshold under the previous framework required only a 25% share of the relevant market. The Commission published SMP Guidelines in July 2002. These guidelines set out principles for use by NRAs in the analysis of markets and effective competition to determine if undertakings have SMP in a relevant market under the new EU Framework.

In April 2004, the European Regulators Group (“ERG”), comprising Member State NRAs and the Commission, issued a common position on the application of remedies

Back to Contents

Vodafone Group Plc Annual Report 2004
14
Business Overview continued

by NRAs on those undertakings that are found to have SMP in a relevant market under the new EU Framework.

Appeal rights, under the new EU Framework, are strengthened by the introduction of a right of appeal on the merits of any NRA decision. However, the practical consequences of the new EU Framework for the Group will depend upon how the Commission seeks to further interpret the application of the relevant Directives, how Member States and NRAs choose to implement such guidance and how the Member States implement the relevant Directives into national law.

The UK and Irish NRAs have either concluded or are at an advanced stage with their first reviews, under the new EU Framework, to determine if undertakings have SMP in the relevant markets, and to propose remedies that should be applied to undertakings found to have SMP (“market reviews”). Other Member State NRAs have commenced or are anticipated to commence their market reviews during 2004.

In January 2000, the Commission commenced an investigation into the market for international roaming services. The Commission published its preliminary findings in December 2000. The Commission stated that excessive pricing and price collusion are likely concerning both the level of wholesale rates and the mark-ups applied in retail markets for international roaming services. To date, the Commission has not published the results of this further review.

Officials of the Commission conducted unannounced inspections of the offices of mobile network operators in the UK and Germany, including Group subsidiaries, in July 2001. The Commission said it was seeking evidence of collusion and/or excessive prices, in relation to both retail and wholesale roaming charges, and the Commission has subsequently sought, or been provided with, additional information about roaming charges. The Commission has yet to indicate how, when or if it may proceed in these specific matters or in relation to its general enquiries into the roaming market, but if the Commission decides that there had been a breach of competition law, it would be able to impose a fine on any operator who had committed the breach.

The wholesale national market for international roaming is a market defined for the purposes of review by NRAs under the new EU Framework but at least one NRA has indicated that it will await the outcome of the Commission’s investigations before undertaking such reviews. The ERG has proposed to consider this issue towards the end of 2004.

UK & Ireland

United Kingdom

The new Communications Act, implementing the new EU Framework and creating a new NRA for communications, was enacted in July 2003. In December 2003, the Office of Communications (“OFCOM”) replaced the Office of Telecommunications (“Oftel”).

Oftel conducted and concluded its review of the mobile access and call origination market and found that no operator had SMP. As a result, the existing SMP obligations on Vodafone UK (including the requirement to offer indirect access) were removed. On 1 June 2004 OFCOM published its final decision following its review of the call termination market and has found that all mobile network operators have SMP in the market for wholesale voice call termination on individual mobile networks, and proposes that for Vodafone the 2G voice call termination rate should be subject to a target average charge for 2004/05 and for 2005/06 of 5.63 pence per minute.

OFCOM has published consultancy reports on spectrum fees to be paid by operators and these reports will inform its decision making. It is also currently consulting on certain aspects of spectrum trading, including proposals that certain mobile frequencies are tradable from 2007, which would enable operators to transfer rights of use on commercial terms, subject to oversight by OFCOM.

A law making it an offence for drivers to use hand-held mobile phones or similar devices whilst driving came into force on 1 December 2003.

Ireland

Regulations implementing the new EU Framework were adopted in June 2003. The Irish NRA is currently consulting on its reviews of the relevant markets. In its review of the mobile access and call origination market, the NRA proposes and is consulting on a finding that Vodafone Ireland Limited (“Vodafone Ireland”) and O2 jointly have SMP, but Meteor and 3 do not. The NRA proposes potential remedies, including a 2G national roaming obligation, and a range of options to impose further obligations to provide network access to third parties. In its market review of voice call termination on individual mobile networks, the NRA has proposed that all mobile network operators have SMP. The NRA proposed the imposition of obligations of cost-orientation, non-discrimination, accounting separation and transparency. The NRA is also considering the use of price controls and stated that it expects Vodafone Ireland and O2 to fulfil undertakings made to reduce average mobile termination rates by 5% and 8% below inflation, calculated by reference to the Irish consumer prices index, respectively in 2004. The NRA is expected to issue its final decisions on its market reviews during 2004.

Mobile Number Portability, which allows customers to switch network provider whilst retaining their existing mobile telephone number, was implemented in July 2003.

Northern Europe

Germany

Germany is expected to enact national law implementing the new EU Framework during 2004. The NRA has commenced its market reviews, which are expected to be completed during 2004. In March 2004, the NRA announced its decision to allocate 450MHz spectrum for the provision of public access mobile radio (“PAMR”) services. Vodafone Germany is seeking leave to appeal this decision.

Hungary

Hungary implemented the new EU framework in January 2004 as part of its preparations for joining the EU on 1 May 2004.

Netherlands

The Netherlands is expected to enact national law implementing the new EU Framework during 2004. The mobile operators have reached agreement with the NRA and the Dutch National Competition Authority (“NCA”) to reduce mobile call termination rates between 1 January 2004 and 1 December 2005. Vodafone Libertel N.V. (“Vodafone Netherlands”) rates were reduced from 20.6 to 15.5 eurocents per minute on 1 January 2004 and are to be reduced to 13.5 and 11.0 eurocents per minute on 1 December 2004 and 1 December 2005 respectively.

Sweden

Sweden enacted national law implementing the new EU Framework in July 2003. The NRA has commenced its market reviews. The NRA has proposed that each of the mobile operators and MVNOs be designated as having SMP on the market for voice call termination on individual mobile networks. The NRA is at an advanced stage of assessing a Long Run Incremental Cost (“LRIC”) model to be used to set mobile call termination rates.

The NRA is also reviewing the 3G coverage achieved by the four 3G licensees by 31 December 2003 in accordance with their licence requirements. To date, none of the 3G licensees have achieved the obligation to provide coverage for at least 8,860,000 people by the end 2003. Discussions between the Government, the NRA,

Back to Contents

Annual Report 2004 Vodafone Group Plc
15

and the licensees are being held on the implications of failure to achieve this obligation.

The NRA has requested expressions of interest in the allocation of a 450MHz licence for the provision of PAMR services and is currently considering the nature of the award process.

Belgium

Belgium is expected to enact national law implementing the new EU Framework during 2004. The NRA has commenced its market reviews.

France

France is expected to enact national law implementing the new EU Framework during 2004.

The NRA has commenced work to consider new price controls on mobile call termination charges for the period 2005-2007. In December 2003, a French consumers association lodged a complaint with the national competition authority alleging collusion amongst the three French mobile operators on SMS retail pricing.

The French Government has agreed to extend SFR’s 2G licence until March 2021. SFR will be required to pay an annual fee of €25 million plus 1% of 2G turnover per year from March 2006.

The NRA postponed the obligation to commercially launch 3G services until 31 December 2004.

Poland

Legislation implementing the new EU Framework in Poland, which joined the EU on 1 May 2004, is due for enactment during 2004.

Southern Europe

Italy

Italy enacted national law implementing the new EU Framework in September 2003. The NRA has commenced its market reviews, which are expected to be completed during 2004.

Greece

Greece is expected to enact national law implementing the new EU Framework during 2004. Vodafone-Panafon Hellenic Telecommunications Company S.A. (“Vodafone Greece”) reduced mobile termination rates for fixed to mobile calls on 5 October 2003 from 19 eurocents and a minimum charge of 42 seconds to 17.5 eurocents and a minimum charge of 33 seconds and further reduced its rates on 1 January 2004 to 17 eurocents with a minimum charge of 30 seconds. On 1 October 2003, it reduced the mobile termination rate for mobile to mobile calls from 19 eurocents with a minimum charge of 42 seconds to 18 eurocents with a minimum charge of 30 seconds.

Malta

Legislation implementing the new EU Framework in Malta, which joined the EU on 1 May 2004, is due for enactment during 2004.

Portugal

Portugal enacted national law implementing the new EU Framework in February 2004. The NRA has commenced its market reviews, which are expected to be completed during 2004. In July 2003, Vodafone Portugal-Comunicações Pessoais, S.A, (“Vodafone Portugal”) agreed to reduce its mobile termination rates by 7% per quarter, with the last reduction proposed for 1 April 2004, and did so for the three successive quarters ending January 2004.

Vodafone Portugal has requested the renewal of its 2G licence for a further 15 years, which is due to expire in October 2006.

Spain

Legislation implementing the new EU Framework was enacted in November 2003. Remaining regulations, implementing the new EU Framework, on SMP and universal service are expected to be completed in 2004. The NRA has commenced its market reviews, which are expected to be completed during 2004.

In December 2003, the NRA imposed price caps on average mobile termination rates of all mobile network operators. The mobile termination rate of Vodafone España S.A. (“Vodafone Spain”) was set at 14.62 eurocents from 31 January 2004. The Spanish NCA is conducting an investigation following a complaint of alleged price squeezing against Telefonica, Vodafone Spain and Amena, and has now issued a Statement of Objections which will be considered by the Competition Tribunal during 2004. Vodafone Spain is contesting this Statement of Objections. In April 2004, the NCA requested Spanish mobile operators to provide data on SMS pricing, although it has not yet opened an official proceeding.

Albania

In May 2004, the NRA designated Vodafone Albania as having SMP in the mobile market, this may lead to increased regulation. Vodafone Albania has appealed this decision. In addition, the NRA intends to regulate mobile interconnection rates, Vodafone Albania is preparing to appeal any such regulation.

Romania

In March 2003, the NRA determined Mobifon S.A. as having SMP in the national interconnection market. From 31 December 2003 until the development of a LRIC model, Mobifon’s mobile termination rates were reduced from 0.11 USD to 0.10 USD. The completion of a LRIC model and the calculation of a LRIC-based average mobile termination rate are scheduled for July 2004.

Americas

United States

The Federal Communications Commission (“FCC”), the United States’ NRA, has investigated the level of termination rates charged by foreign mobile operators to fixed operators and has issued an Order in which it committed to undertake a Notice of Inquiry into foreign mobile termination rate impact on US carriers and consumers. The FCC stated that it is “very concerned about the possibility that US consumers might be paying rates that are unreasonably high or discriminatory”. The inquiry is expected to begin within six months from April 2004 and will seek input on the status of foreign mobile termination rates, including actions taken by foreign regulators addressing the issue to date.

From 2 February 2004, the FCC allowed certain spectrum licensees, including mobile operators, to enter various types of leasing arrangements with third parties. Licensees in general may, within the scope and term of their licence, lease any amount of spectrum, in any geographic area, for any time period.

In November 2003, the FCC adopted licensing and flexible service rules for advanced wireless spectrum at 1.7 GHz and 2.1 GHz, which the FCC is expected to license via auction in 2005 at the earliest.

From 24 November 2003, the FCC required US mobile operators to provide mobile number portability for customers switching their mobile operator within the same local service area.

Back to Contents

Vodafone Group Plc Annual Report 2004
16
Business Overview continued

Asia Pacific

Japan

The NRA has introduced transitional measures to allow fixed network operators to set retail prices for fixed to mobile calls using the fixed network operator’s override dial code. Until 31 March 2004, mobile operators set retail prices for fixed-to-mobile calls (Vodafone Japan’s current retail price is ¥120 per three minutes). Fixed line operators then deduct a fixed line interconnection charge and billing and collection costs. Since 1 April 2004, a retail price of ¥60 per three minutes has applied to fixed-to-mobile calls which use a fixed operator’s override dial code, which is a short code which must be inserted before the telephone number being called. Vodafone Japan will receive a mobile termination charge of approximately ¥40 per three minutes in respect of these calls. Vodafone Japan will continue to set the retail price for non-override calls, which are calls where the override dial code has not been inserted. From 1 April 2005, fixed operators set the retail price for override calls and mobile operators set the retail price for non-override calls. Mobile operators will receive a mobile termination charge in respect of override calls at a level yet to be determined.

The NRA is actively considering the introduction of mobile number portability.

Australia

The Australian Consumer and Competition Commission (“ACCC”), the NRA, commenced a review of mobile services in March 2003. The review examines what form of regulation, if any, should be applied to the mobile terminating and originating access services, domestic and international roaming services and 3G mobile services. The ACCC has released a draft decision regarding the regulation of mobile terminating access rates that, if implemented, would see continued regulation of 2G voice termination services and the extension of that regulation to 3G voice services. The proposed regulation would require rate decreases of 3 cents per annum (local currency) each year for the next three years, representing a total reduction of 50% in real terms during the period to 31 December 2006. A final decision is expected by summer 2004.

New Zealand

The NRA made a determination regarding the calculation and allocation of costs of the telecommunications universal service obligation in December 2003. In April 2004, the High Court ruled that, while it would not grant leave to appeal on this occasion, Vodafone New Zealand was free to take up the matter again with the NRA in the context of the 2002/03 telecommunications universal cost obligation cost calculation.

The NRA announced, in April 2004, that it would investigate mobile termination rates and retail prices for fixed to mobile calls. The NRA has yet to announce details of the timeframe or process for the investigation but it is expected to conclude the investigation and make recommendations to the Government in November 2004.

China

At the end of 2003, the Ministry of Information Industry announced that the second phase of 3G external field testing would start in February 2004, with China Mobile testing W-CDMA, China Unicom testing CDMA2000, and China Telecom testing both W-CDMA and CDMA2000. All carriers will also test TD-SCDMA in smaller field trials. There has been no formal announcement of the timing or number of 3G licences to be issued in China.

Middle East and Africa Region

Egypt

In December 2003, Vodafone Egypt and MobiNil agreed each to pay EGP1,240 million over a five year period to the NRA in return for access to 1800 MHz spectrum and other benefits.

South Africa

The Government published draft communications convergence legislation for consultation, with a view to finalising new legislation in 2004. Discussions continue on the permanent allocation of 1800 MHz spectrum to Vodacom. An industry working group is drafting an Information Communication Technologies Black Economic Empowerment Charter (“the Charter”) to comply with Broad-Based Black Empowerment Act 2003 (“BBEE Act”). The Charter, in satisfying the objectives of the BBEE Act, will set BBEE targets related to company ownership, management, employment and skills development, procurement, enterprise development, and residual investment. The Charter is expected to be finalised in June 2004.

Non-mobile Telecommunications

The Group’s non-mobile telecommunications businesses mainly comprise interests in Arcor, Cegetel and Japan Telecom, until its deconsolidation on 1 October 2003.

Arcor is the second largest fixed line telecommunications provider in Germany. With its own Germany-wide voice and data network covering more than 40,000 km, Arcor utilises the latest technologies to offer its customers a full range of services for voice and data transfer, including complete ISDN/DSL connection services.

Cegetel is France’s second largest fixed line telephony operator and offers a wide range of fixed line telephone services to residential and business customers as well as special corporate services ranging from network and customer relations management to Internet-Intranet hosting services. Cegetel also owns the most extensive private telecommunications network in France, with 21,000km of fibre optic cable.

History and Development of the Company

The Company was formed in 1984 as a subsidiary of Racal Electronics Plc. Then known as Racal Telecom Limited, approximately 20% of the Company’s capital was offered to the public in October 1988. It was fully demerged from Racal Electronics Plc and became an independent company in September 1991, at which time it changed its name to Vodafone Group Plc. Following its merger with AirTouch Communications, Inc. (“AirTouch”), the Company changed its name to Vodafone AirTouch Plc in June 1999 and, following approval by the shareholders in General Meeting, reverted to its former name, Vodafone Group Plc, on 28 July 2000.

Acquisitions of businesses

The Group has completed a number of business transactions over the past three years, the most significant of which were the acquisition of further interests in Vodafone Japan and Vodafone Spain. In addition, the Group has increased its equity interests in certain other existing Group companies through a series of transactions. These transactions are described in more detail below and, when combined with others, most notably the merger with AirTouch, which completed on 30 June 1999, and the acquisition of Mannesmann AG (“Mannesmann”) in April 2000, have increased the geographic footprint and substantially increased the customer base of the Group’s mobile operations, particularly in Europe and Asia, and have significantly impacted the results of operations.

Acquisition of additional interests in Vodafone Japan and of Japan Telecom

The Group’s investment in Japan at 1 April 2001, following the merger with AirTouch and subsequent transactions and agreements, comprised a 26% stake in J-Phone Communications Co., Ltd. (“J-Phone Communications”), which had a controlling interest of approximately 50% in each of the three regional mobile telecommunications companies, J-Phone East, J-Phone West and J-Phone Central, collectively known as the J-Phone Group.

Back to Contents

Annual Report 2004 Vodafone Group Plc
17

On 12 April 2001, the acquisition of a 15% stake in Japan Telecom, the controlling shareholder of the J-Phone Group, from West Japan Railway Company and Central Japan Railway Company was completed. On 27 April 2001, the Group completed the acquisition of a further 10% stake in Japan Telecom from AT&T Corporation for a cash consideration of $1.35 billion (£0.9 billion), bringing the Group’s interest in Japan Telecom to 25% at that time.

On 2 May 2001, the Company announced that it had agreed to acquire, for a cash consideration of approximately £3.7 billion, BT Group plc’s (“BT’s”) ownership interests in the J-Phone Group and Japan Telecom, comprising BT’s combined shareholdings of 20% in Japan Telecom and 20% in J-Phone Communications for £3.1 billion, and BT’s aggregate interest of approximately 4.9% in the J-Phone operating companies for a further £0.6 billion. The transaction completed on 1 June 2001, except for the acquisition of BT’s interests in the operating subsidiaries of J-Phone Communications, which did not complete until 12 July 2001. As a result of these transactions, the Group had a 46% interest in J-Phone Communications, not including its indirect interest through Japan Telecom, and interests of 18.9%, 15.2% and 14.9%, respectively, in J-Phone Communications’ regional mobile companies J-Phone East, J-Phone West and J-Phone Central, excluding the Company’s indirect interests through Japan Telecom’s and J-Phone Communications’ holdings in these companies.

On 24 August 2001, the Company announced the proposed merger of J-Phone Communications and the J-Phone operating companies into a new company, J-Phone Co., Ltd. The merger became effective on 1 November 2001 and, as a result, the Group held a 39.67% ownership interest in the new company.

On 20 September 2001, the Company announced an agreed tender offer by its subsidiary, Vodafone International Holdings B.V., to acquire up to 693,368 Japan Telecom ordinary shares, representing 21.7% of the ordinary shares of Japan Telecom, for a cash consideration of up to ¥312 billion (£1.8 billion). The offer successfully completed in October 2001.

On 31 July 2002, Japan Telecom announced that it had established a wholly owned subsidiary, Japan Telecom Co., Ltd, and that Japan Telecom was to be renamed Japan Telecom Holdings Co., Ltd. The existing fixed line business was transferred to Japan Telecom Co., Ltd. All of these changes took effect from 1 August 2002. This created a telecommunications service group comprising two core businesses of mobile and fixed telecommunications, namely J-Phone Co., Ltd and Japan Telecom.

The Group has sold its interest in Japan Telecom, as described under “Sales of Businesses”. In addition, J-Phone Co., Ltd was renamed Vodafone K.K. (“Vodafone Japan”) on 1 October 2003 and Japan Telecom Holdings Co., Ltd. was renamed Vodafone Holdings K.K. on 10 December 2003.

At 31 March 2004, the Group held, through its wholly owned subsidiary undertakings, a 66.7% stake in Vodafone Holdings K.K., and a 39.67% stake in Vodafone Japan. In addition Vodafone Holdings K.K. held 45.08% of the issued share capital in Vodafone Japan, making the Group’s effective interest in Vodafone Japan 69.7%.

Acquisition of additional interests in Vodafone Spain

On 2 May 2001, the Company announced that it had agreed to acquire BT’s 17.8% shareholding in Vodafone Spain for a cash consideration of £1.1 billion, increasing its ownership interest in Vodafone Spain to approximately 91.6%. The acquisition was completed on 29 June 2001, following the receipt of regulatory approval.

On 2 April 2002, the Company acquired a further 2.2% interest in Vodafone Spain for £0.4 billion, following the exercise of a put option held by Torreal, S.A, increasing the Group’s interest to 93.8%.

On 21 January 2003, the Company announced that it had acquired the remaining 6.2% interest in Vodafone Spain for approximately €2.0 billion (£1.4 billion) following the exercise of a put option held by Acciona, S.A. and Tibest Cuatro, S.A. under the terms of an agreement originally made in January 2000. The transaction completed on 27 January 2003, at which time Vodafone Spain became a wholly owned subsidiary of the Group.

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

On 18 June 2002, the Group invested a further $750 million in China Mobile and obtained the right to appoint a non-executive director to the China Mobile board. The Group’s stake in China Mobile increased to approximately 3.27% as a result of this transaction.

Acquisition of interests in Société Française du
Radiotéléphone (“SFR”) and Cegetel S.A.S. (“Cegetel”)

As at 1 April 2001, the Group had a 20% direct interest in SFR and an approximate 15% interest in Cegetel Groupe S.A. (“Cegetel Group”), the French telecommunications group and the remaining 80% shareholder in SFR, making the Group’s effective interest in SFR approximately 31.9%.

On 16 October 2002, the Group announced that it had agreed to acquire BT’s 26% interest in Cegetel Group and SBC Communications, Inc.’s (“SBC’s”) 15% interest in Cegetel Group for €4.0 billion cash and $2.27 billion cash, respectively. Vivendi Universal S.A. (“Vivendi”) had pre-emption rights in connection with the Cegetel Group shares held by SBC and BT. At the same time, the Group announced that it had made a non-binding cash offer of €6.8 billion to Vivendi for its 44% interest in Cegetel Group.

On 29 October 2002, the Board of Vivendi announced it had decided not to accept the Group’s offer to purchase its 44% interest in Cegetel Group and, accordingly, the offer lapsed. On 3 December 2002, Vivendi also announced its intention to exercise its preemption rights to acquire BT’s 26% interest in Cegetel Group.

On 21 January 2003, the Company announced that its subsidiary, Vodafone Holding GmbH, completed the acquisition of SBC’s 15% interest in Cegetel Group for a cash consideration of $2.27 billion (£1.4 billion), increasing the Group’s effective interest in SFR to approximately 43.9%.

In December 2003, in order to optimise cash flows between Cegetel Group and its shareholders, SFR was merged into Cegetel Group and this company was renamed SFR. The fixed line businesses Cegetel S.A. and Télécom Développement, previously controlled by SNCF, were merged to form Cegetel S.A.S., a company in which SFR has a 65% stake, giving the Group an effective interest of 28.5%. The Group’s interest in SFR remained at approximately 43.9% as a result of this reorganisation.

Other significant transactions

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

Europolitan Vodafone AB (“Vodafone Sweden”)

During September 2002, the Group increased its effective interest in its then listed subsidiary Vodafone Sweden by 3.6% to 74.7% through a series of market purchases.

Back to Contents

Vodafone Group Plc Annual Report 2004
18
Business Overview continued

A recommended cash offer for all remaining shares in Vodafone Sweden not held by the Group was announced on 5 February 2003. As a result of shares bought in the offer and in the market, the Company increased its effective shareholding in Vodafone Sweden to approximately 99.1%. The total aggregate cash consideration paid was £391 million.

Under compulsory acquisition procedures, on 15 March 2004, Vodafone Holdings Sweden AB obtained advanced access to an aggregate of 2,377,774 shares in Vodafone Sweden, giving the Group ownership of and title to these shares. An arbitral tribunal in Sweden is currently determining the purchase price for the shares and a decision is expected in autumn 2004.

On 31 March 2004, the Group increased its effective interest in Vodafone Sweden to 100% by the purchase of 1,320,000 shares which were held in treasury by Vodafone Sweden for a total consideration of SEK62 million (£4 million).

Vodafone Sweden’s shares have been de-listed from the O-list, Attract 40, of the Stockholm Exchange. The last day of trading for Vodafone Sweden’s shares was 28 March 2003.

Vodafone Netherlands

On 27 November 2002, the Group purchased for cash an additional 7.6% interest in Vodafone Netherlands, increasing the Group’s interest from 70% to 77.6%.

In January 2003, the Company entered into discussions with the board of Vodafone Netherlands concerning a possible tender offer to acquire the remaining shares of Vodafone Netherlands not held by the Group. A cash offer for these shares was announced on 12 February 2003 and was declared unconditional on 28 March 2003. Following a post-closing acceptance period, the Company, as a result of the offer and market purchases, increased its overall effective interest in Vodafone Netherlands to 97.2% at 31 March 2003. The total aggregate cash consideration paid in the 2003 financial year was £486 million, with a further £110 million paid in April 2003. As a result of private transactions, the Group has increased its effective interest in Vodafone Netherlands to 99.9% at 31 March 2004. The Group has exercised its rights under Dutch law and initiated compulsory acquisition procedures in order to acquire the remaining shares, completion of which is expected during the first half of the 2005 financial year. Following these procedures Vodafone Netherlands will become a wholly owned subsidiary of the Group. Vodafone Netherlands’ shares have been de-listed from the Euronext Amsterdam Stock Exchange.

Vodafone Portugal

During September 2002, the Group increased its effective interest in its then listed subsidiary Vodafone Portugal to 61.4% through market purchases.

In January 2003, the Company entered into discussions with the board of Vodafone Portugal concerning a possible tender offer to acquire, for cash, all remaining shares not held by the Group. The offer was announced on 28 February 2003. Following completion of the offer, the Company’s effective interest in Vodafone Portugal increased to approximately 94.4% as a result of shares purchased in the offer and in the market. The total aggregate cash consideration paid in the 2003 financial year was £184 million, with a further £336 million paid in April 2003. Having achieved an effective interest of greater than 90%, the Company implemented compulsory acquisition procedures to acquire the remaining shares, which became effective on 21 May 2003 for further consideration of £74 million, as a result of which Vodafone Portugal became a wholly owned subsidiary of the Group. De-listing of the shares occurred on 22 May 2003.

Vodafone Greece

On 27 November 2002, the Group announced an agreement to acquire from France Telecom S.A. (“FT”) its 10.85% interest in Vodafone Greece for £216 million in cash. The transaction completed on 3 December 2002 and increased the Group’s effective shareholding in Vodafone Greece from 51.88% to 62.73%. In addition, the Company granted FT a cash settled call option to cover certain of FT’s obligations under its 4.125% Exchange Notes due 29 November 2004, which are convertible into Vodafone Greece shares. Exercise of this option will not change the Group’s effective interest in Vodafone Greece. During the 2003 financial year the Group made additional market purchases which increased the Group’s effective interest in Vodafone Greece to 64.0% at 31 March 2003.

On 1 December 2003, following the purchase of a 9.433% stake in Vodafone Greece from Intracom S.A., the Group announced a public offer for all remaining shares not held by the Group. As a result of the offer and subsequent market purchases, the Group increased its effective interest in Vodafone Greece to 99.4% at 31 March 2004. The total aggregate cash consideration paid in the 2004 financial year was £815 million.

Other subsidiaries

On 3 May 2002, the Group completed the purchase of the 4.5% minority interest in Vodafone Australia Limited (“Vodafone Australia”), formerly Vodafone Pacific Limited, for a cash consideration of £43 million, as a result of which Vodafone Australia became a wholly owned subsidiary.

On 23 January 2003, the Group increased its stake in V.R.A.M. Telecommunications Limited, now called Vodafone Hungary Mobile Telecommunications Limited (“Vodafone Hungary”), to 83.8% by purchasing RWE Com GmbH & Co OHG’s 15.565% interest in Vodafone Hungary for an undisclosed cash consideration. Options were granted to Antenna Hungaria RT (“Antenna”) on 23 January 2003 over certain of the shares acquired from RWE on this date, representing a maximum interest of 3.89%. All of these options expired on 9 October 2003, unexercised.

On 10 June 2003, the Group increased its stake in Vodafone Hungary to 87.9% by subscribing for Antenna’s share of an issue of ‘C’ shares. Antenna’s call options over 5,659,500, 5,072,700 and 7,845,855 Vodafone Hungary ‘C’ shares, relating to equity injections in October 2001, April 2002 and June 2003, respectively, expired on 9 October 2003 unexercised.

On 16 May 2003, the Group increased its shareholding in Vodafone Egypt from 60.0% to 67.0% for an undisclosed sum. In December 2003, it was announced that a preliminary understanding had been reached with Telecom Egypt for the proposed disposal of a 16.9% stake in Vodafone Egypt, which would reduce the Group’s effective interest to 50.1%.

On 1 August 2003, the Group announced that it had increased its shareholding in Vodafone Malta Limited (“Vodafone Malta”) from 80% to 100% by purchasing Maltacom Plc’s 20% interest in Vodafone Malta for cash consideration of €30 million.

Acquisition of remaining 50% interest in Vizzavi

On 29 August 2002, the Group acquired Vivendi’s 50% stake in the Vizzavi joint venture, which operated a mobile content business, for a cash consideration of €143 million (£91 million). As a result of this transaction, the Group owns 100% of Vizzavi, with the exception of Vizzavi France, which is now wholly owned by Vivendi. Vizzavi services are now provided under the Vodafone brand.

Acquisition of service providers by Vodafone UK

On 22 September 2003, the Group acquired 100% of Singlepoint (4U) Limited (“Singlepoint”) for consideration of £417 million. In addition, as a result of a recommended cash offer announced on 5 August 2003, the Group acquired 98.92% of Project Telecom plc, after the offer was declared unconditional on 19 September 2003, and subsequently acquired the remaining 1.08% in November 2003, for a total consideration of £164 million.

Acquisition of additional interests in associated companies

During December 2002, the Group completed the purchase of an additional 3.5% indirect equity stake in its South African associated undertaking, Vodacom Group (Pty)

Back to Contents

Annual Report 2004 Vodafone Group Plc
19

Limited (“Vodacom”), for the sterling equivalent of £78 million. The transaction increased the Group’s effective interest in Vodacom to 35%.

On 10 January 2003, under an agreement with Mobitelea Ventures Limited, the Group completed the purchase of a 5% indirect equity stake in the Group’s Kenyan associated undertaking Safaricom Limited (“Safaricom”) for approximately $10 million (£6 million), increasing the Group’s effective interest in Safaricom to 35%.

Sales of businesses
As a consequence of certain of the acquisitions described above, the Group also acquired interests in companies that were either outside the Company’s core business, or in which the Company was prevented from retaining interests due to regulatory restrictions. The Group has undertaken a series of transactions to facilitate the orderly disposal of such interests, as described below.

Disposal of Mannesmann businesses

Following the acquisition of Mannesmann, the Group completed the sale of a number of Mannesmann businesses. The Group used the proceeds from these divestments to reduce its indebtedness. Those completed in the three years ended 31 March 2004 are described below.

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

Disposal of Orange

As a condition to its approval of the Company’s acquisition of Mannesmann, the European Commission required the Company to dispose of its interest in Orange, which Mannesmann had acquired in 1999. Orange became a subsidiary of the Company as a result of the Mannesmann acquisition. On 19 April 2001, the remaining cash payment of €4.9 billion that was due to be received from France Telecom in March 2002, in respect of the disposal of Orange, was monetised for €4.7 billion (£2.9 billion).

Disposal of Arcor rail business

On 25 January 2002, the Group announced that Arcor, the Group’s German fixed line business, had agreed terms for the sale of its railway-specific business, Arcor DB Telematik GmbH (“Telematik”), to the German rail operator Deutsche Bahn, for €1.15 billion (£709 million), €1 billion of which was received on 26 March 2002. The sale completed in April 2002 following receipt of all necessary approvals and registration in the German commercial register. On completion, Arcor sold 49.9% of Telematik’s equity to Deutsche Bahn and entered into a put / call arrangement governing the remaining 50.1% equity interest, exercisable from 1 July 2002. Deutsche Bahn exercised its option to purchase the remaining 50.1% equity interest for the remaining €0.15 billion on 1 July 2002.

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

Disposal of Japan Telecom

On 14 November 2003, Vodafone Holdings K.K. (formerly Japan Telecom Holdings Co., Ltd.) completed the disposal of its 100% interest in Japan Telecom. Receipts resulting from this transaction are ¥257.9 billion (£1.4 billion), comprising ¥178.9 billion (£1.0 billion) of cash, ¥32.5 billion (£0.2 billion) of transferable redeemable preferred equity and ¥46.5 billion (£0.2 billion) withholding tax recoverable, which is expected to be received in the 2005 financial year. The Group ceased consolidating the results of Japan Telecom from 1 October 2003.

Other disposals

On 24 August 2001, the Group announced that agreement had been reached to sell its 11.7% equity stake in the Korean mobile operator, Shinsegi, for an undisclosed amount to SK Telecom, Ltd. The value of net assets disposed of represented less than 1% of the Group’s net assets at the date of disposal.

During the 2004 financial year the Group disposed of its interests in its associated undertakings in Mexico, Grupo Iusacell, and India, RPG Cellular.

Formation of Verizon Wireless
The Cellco Partnership, which operates under the name “Verizon Wireless”, was formed from the combinations of the US mobile operations of the Company, Bell Atlantic Corporation and GTE Corporation in 2000. The Group owns 45% of Verizon Wireless and designates four of the nine members of Verizon Wireless’ Board of Representatives, while Verizon Communications, Inc. (“Verizon Communications”) designates the five other members.

Proceeds, in addition to those realised prior to 1 April 2001, of £0.2 billion were realised during the 2002 financial year, following the disposal of overlapping properties in the US, such disposals being a condition of the regulatory approval of the transaction. No further proceeds from the disposal of overlapping properties were received during the 2003 and 2004 financial years.

Mannesmann synergies
Mannesmann has been integrated into the Group and the expected synergies for the year ended 31 March 2004 announced at the time of the acquisition have been achieved, exceeding the target mainly as result of higher savings from capital expenditure, handset procurement and additional revenue opportunities.

Back to Contents

Vodafone Group Plc Annual Report 2004
20
Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives. In particular, such forward-looking statements include statements with respect to Vodafone’s expectations as to launch and roll-out dates for products and services, including, for example, 3G services, Vodafone live!™ and other new or existing products, services or technologies offered by Vodafone; intentions regarding the development of products and services introduced by Vodafone or by Vodafone in conjunction with initiatives with third parties like Microsoft or Oracle; the ability to integrate our operations throughout the Group in the same format and on the same technical platform and the ability to be operationally efficient; the development and impact of new mobile technology, including the expected benefits of GPRS, 3G and other services and demand for such services; the results of Vodafone’s brand awareness and brand preference campaigns; growth in customers and usage, including improvements in customer mix; future performance, including turnover, average revenue per user (“ARPU”), cash flows, costs, capital expenditures and improvements in margin, non-voice services and their revenue contribution; the rate of dividend growth by the Group or its existing investments; expectations regarding the Group’s access to adequate funding for its working capital requirements; expected effective tax rates and expected tax payments; the ability to realise synergies through cost savings, revenue generating services, benchmarking and operational experience; future acquisitions, including increases in ownership in existing investments and pending offers for investments; future disposals; off-balance sheet arrangements; contractual obligations; mobile penetration and coverage rates; expectations with respect to long-term shareholder value growth; Vodafone’s ability to be the mobile market leader, overall market trends and other trend projections.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following:

•	changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services;

•	greater than anticipated competitive activity requiring changes in pricing models and/or new product offerings or resulting in higher costs of acquiring new customers or providing new services;

•	the impact on capital spending from investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology;

•	slower customer growth or reduced customer retention;

•	the possibility that technologies, including mobile internet platforms, and services, including 3G services, will not perform according to expectations or that vendors’ performance will not meet the Group’s requirements;

•	changes in the projected growth rates of the mobile telecommunications industry;

•	the Group’s ability to realise expected synergies and benefits associated with 3G technologies and the integration of our operations and those of recently acquired companies;

•	future revenue contributions of both voice and non-voice services offered by the Group;

•	lower than expected impact of GPRS, 3G and Vodafone live!™ and other new or existing products, services or technologies on the Group’s future revenues, cost structure and capital expenditure outlays;

•	the ability of the Group to harmonise mobile platforms and any delays, impediments or other problems associated with the roll-out and scope of 3G technology and services and Vodafone live!™ and other new or existing products, services or technologies in new markets;

•	the ability of the Group to offer new services and secure the timely delivery of high-quality, reliable GPRS and 3G handsets, network equipment and other key products from suppliers;

•	greater than anticipated prices of new mobile handsets;

•	the ability to realise benefits from entering into partnerships for developing data and internet services and entering into service franchising and brand licensing;

•	the possibility that the pursuit of new, unexpected strategic opportunities may have a negative impact on one or more of the measurements of our financial performance and may affect the level of dividends;

•	any unfavourable conditions, regulatory or otherwise, imposed in connection with pending or future acquisitions or dispositions;

•	changes in the regulatory framework in which the Group operates, including possible action by European or US NRAs or by the European Commission regulating rates the Group is permitted to charge;

•	the Group’s ability to develop competitive data content and services which will attract new customers and increase average usage;

•	the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry;

•	the possibility that new marketing campaigns or efforts are not an effective expenditure;

•	the possibility that the Group’s integration efforts do not increase the speed to market for new products or improve the cost position;

•	changes in exchange rates, including particularly the exchange rate of pounds sterling to the euro, US dollar and the Japanese yen;

•	the risk that, upon obtaining control of certain investments, the Group discovers additional information relating to the businesses of that investment leading to restructuring charges or write-offs or with other negative implications;

•	changes in statutory tax rates and profit mix which would impact the weighted average tax rate;

•	changes in tax legislation in the jurisdictions in which the Group operates;

•	final resolution of open issues which might impact the effective tax rate;

•	timing of tax payments relating to the resolution of open issues; and,

•	loss of suppliers or disruption of supply chains.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors and Legal Proceedings – Risk Factors”. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Neither Vodafone nor any of its affiliates intends to update these forward-looking statements.

Back to Contents

Annual Report 2004 Vodafone Group Plc
21
Risk Factors and Legal Proceedings

Risk Factors

Regulatory decisions and changes in the regulatory environment could adversely affect the Group’s business.
Because the Group has ventures in a large number of geographic areas, it must comply with an extensive range of requirements that regulate and supervise the licensing, construction and operation of its telecommunications networks and services. In particular, there are agencies which regulate and supervise the allocation of frequency spectrum and which monitor and enforce regulation and competition laws which apply to the mobile telecommunications industry. Decisions by regulators regarding the granting, amendment or renewal of licences, to the Group or to third parties, could adversely affect the Group’s future operations in these geographic areas. The Group cannot provide any assurances that governments in the countries in which it operates will not issue telecommunications licences to new operators whose services will compete with it. In addition, other changes in the regulatory environment concerning the use of mobile phones may lead to a reduction in the usage of mobile phones or otherwise adversely affect the Group. Additionally, decisions by regulators could further adversely affect the pricing for services the Group offers. Further details on the regulatory framework in certain regions in which the Group operates can be found in “Business Overview – Regulation”.

Increased competition may reduce market share or revenues.
The Group faces intensifying competition. Competition could lead to a reduction in the rate at which the Group adds new customers and to a decrease in the size of the Group’s market share as customers choose to receive mobile services from other providers.

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

Increased competition has also led to declines in the prices the Group charges for its mobile services and is expected to lead to further price declines in the future. Competition could also lead to an increase in the level at which the Group must provide subsidies for handsets. Additionally, the Group could face increased competition should there be an award of additional licences in jurisdictions in which a member of the Group already has a licence, whether 2G or 3G.

Delays in the development of handsets and network compatibility and components may hinder the deployment of new technologies.
The Group’s operations depend in part upon the successful deployment of continuously evolving mobile telecommunications technologies. The Group uses technologies from a number of vendors and makes significant capital expenditures in connection with the deployment of such technologies. There can be no assurance that common standards and specifications will be achieved, that there will be inter-operability across Group and other networks, that technologies will be developed according to anticipated schedules, that they will perform according to expectations or that they will achieve commercial acceptance. Commercially viable 3G handsets may not be available in the timeframe required or in the amounts needed, which may delay commercial launch of, or reduce the potential revenue benefits from, 3G services. The introduction of software and other network components may also be delayed. The failure of vendor performance or technology performance to meet the Group’s expectations or the failure of a technology to achieve commercial acceptance could result in additional capital expenditures by the Group or a reduction in profitability.

The Group’s business would be adversely affected by the non-supply of equipment and support services by a major supplier.
Companies within the Group source their mobile network infrastructure and related support services from third party suppliers. The removal from the market of one or more of these third party suppliers would adversely affect the Group’s operations and could result in additional capital expenditures by the Group.

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

Please see “Business Overview – Licences and network infrastructure” for more information on expenditures in connection with the acquisition of 3G licences and expected expenditure in connection with the roll-out of 3G services. There can be no assurance that the commercial launch of 3G services will proceed according to anticipated schedules or that the level of demand for 3G services will justify the cost of setting up and providing 3G services. Failure or a delay in the completion of networks and the launch of new services, or increases in the associated costs, could have a material adverse effect on the Group’s operations.

The Group may experience a decline in revenues per customer notwithstanding its efforts to increase revenues from the introduction of new services.
As part of its strategy to increase usage of its networks, the Group will continue to offer new services to its existing customers, and seek to increase non-voice service revenues as a percentage of total service revenue. However, the Group may not be able to introduce commercially these new services, or may experience significant delays due to problems such as the availability of new mobile handsets or higher than anticipated prices of new handsets. In addition, even if these services are introduced

Back to Contents

Vodafone Group Plc Annual Report 2004
22
Risk Factors and Legal Proceedings continued

in accordance with expected time schedules, there is no assurance that revenues from such services will increase ARPU.

The Group’s business and its ability to retain customers and attract new customers may be impaired by actual or perceived health risks associated with the transmission of radiowaves from mobile telephones, transmitters and associated equipment.
Concerns have been expressed in some countries where the Group operates that the electromagnetic signals emitted by mobile telephone handsets and base stations may pose health risks at exposure levels below existing guideline levels and may interfere with the operation of electronic equipment. In addition, as described under “Legal Proceedings” below, several mobile industry participants, including the Company and Verizon Wireless, have had lawsuits filed against them alleging various health consequences as a result of mobile phone usage, including brain cancer. While the Company is not aware that such health risks have been substantiated, there can be no assurance that the actual, or perceived, risks associated with radiowave transmission will not impair its ability to retain customers and attract new customers, reduce mobile telecommunications usage or result in further litigation. In such event, because of the Group’s strategic focus on mobile telecommunications, its business and results of operations may be more adversely affected than those of other companies in the telecommunications sector.

Legal Proceedings

Save as disclosed below, the Company and its subsidiaries are not involved in any legal or arbitration proceedings (including any governmental proceedings which are pending or known to be contemplated) which are expected to have, or have had in the twelve months preceding the date of this report, a significant effect on the financial position or profitability of the Company and its subsidiaries.

The Company is a defendant in four actions in the United States alleging personal injury, including brain cancer, from mobile phone use. In each case, various other carriers and mobile phone manufacturers are also named as defendants. These actions are at an early stage and no accurate quantification on any losses which may arise out of the claims can therefore be made as at the date of this report. The Company is not aware that the health risk alleged in such personal injury claims have been substantiated and will be vigorously defending such claims.

Between 18 September and 29 November 2002, nine complaints were filed in the United States District Court for the Southern District of New York against the Company and Lord MacLaurin, the Chairman of the Company and Sir Christopher Gent, Julian Horn-Smith and Ken Hydon, executive officers of the Company. The Court subsequently consolidated these actions and designated lead plaintiffs and lead plaintiffs’ counsel. The plaintiffs filed a consolidated class action complaint on 6 June 2003 which alleged, among other things, that certain public statements made by or attributed to the defendants and the timing of the Company’s decision to write down the value of goodwill and certain impaired assets in the financial year ended 31 March 2002 violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. The complaints sought, among other things, unspecified damages on behalf of the purchasers of the Company’s securities during the period between 7 March 2001 and 28 May 2002. On 9 October 2003, the Court ordered that the complaint be dismissed, with leave for the plaintiffs to re-plead. On 10 November 2003, the plaintiffs filed a second consolidated amended class action complaint, which contained allegations and claims which were substantially similar to those in the original complaint and it added allegations that certain other statements by one or more of the defendants were materially false or misleading and in violation of the United States Federal Securities laws. That new complaint no longer included Lord MacLaurin as a defendant. On 26 March 2004, the Court struck a number of the allegations in the second consolidated amended complaint and dismissed without prejudice all of the individual defendants from this action. It also gave the plaintiffs a further opportunity to re-plead. On 7 May 2004, the plaintiffs filed a third consolidated amended class action complaint. The new complaint names only the Company as a defendant and contains allegations and claims which are substantially similar to those asserted in the prior complaints. The Company intends to defend the action vigorously.

Back to Contents

Annual Report 2004 Vodafone Group Plc
23
Operating and Financial Review and Prospects

Introduction

The following discussion is based on the Consolidated Financial Statements included elsewhere in this Annual Report. Such Consolidated Financial Statements are prepared in accordance with Generally Accepted Accounting Principles in the United Kingdom, or UK GAAP, which differ in certain significant respects from US GAAP. Reconciliations of the material differences in the UK GAAP Consolidated Financial Statements to US GAAP are disclosed in note 36 to the Consolidated Financial Statements, “US GAAP information”.

The directors have endeavoured to follow the principles set out in the Accounting Standards Board’s Statement, “Operating and Financial Review”, which was issued in January 2003. The information in this regard is provided in this section or elsewhere in this Annual Report.

Vodafone Group Plc is the world’s leading mobile telecommunications company, with equity interests in 26 countries across Europe, the United States and Asia Pacific. The Group has over 133 million registered proportionate mobile customers based on ownership interests at 31 March 2004. Partner Network arrangements extend the Group’s footprint by a further 13 countries. As the world’s mobile telecommunications leader, the Group’s vision is to enrich customers’ lives, helping individuals, businesses and communities to be more connected in a mobile world. See “Business Overview – Business strategy”.

The Group currently provides a range of voice and data communication services, including Short Message Services (“SMS”), Multimedia Messaging Services (“MMS”) and other data services. Services are provided to both consumer and corporate customers, through a variety of both prepay and postpay tariff arrangements.

In the majority of the Group’s controlled networks, services are offered over a Global System for Mobile Communications (“GSM”) network, on which a General Packet

Radio Service (“GPRS”) service is also provided. Where licences have been issued, the Group has also secured 3G licences in all jurisdictions in which it operates through its subsidiary undertakings and continues to rollout mobile 3G network infrastructure. See “Business Overview – Licences and network infrastructure”.

The Group faces a number of significant risks that may impact on its future performance and activities. Please see “Risk Factors and Legal Proceedings”.

Presentation of Information

In the discussion of the Group’s reported financial position and results, information in addition to that contained within the Consolidated Financial Statements is presented because it provides readers with access to additional financial information regularly reviewed by management and management believes these measures assist investor assessment of the Group’s performance from period to period. This information is not uniformly defined by all companies in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies.

Mobile customer definition
A mobile customer is defined as a subscriber identity module (“SIM”) or, in territories where SIMs do not exist, a unique mobile telephone number which has access to the network for any purpose (including data only usage) except telemetric applications. Telemetric applications include, but are not limited to, asset and equipment tracking, mobile payment / billing functionality (for example, vending machines and meter readings) and include voice enabled customers whose usage is limited to a central service operation (for example, emergency response applications in vehicles).

Activity level
Active customers are defined as customers who have made or received a chargeable event in the last three months. Where this information is not available, customers who have made a chargeable event in the last three months are used.

The active customers are expressed as a percentage of the closing customer base. Contract and prepaid activity is reported separately.

ARPU
ARPU is calculated as total revenues, excluding handset revenues and connection revenues, divided by the weighted average number of customers in the period. ARPU is reported externally on a twelve month rolling basis and on a month only basis for major subsidiaries only.

This performance indicator is commonly used in the mobile telecommunications industry and by Vodafone management to compare service revenues to prior periods and internal forecasts. Management believes that this measure provides useful information for investors regarding trends in customer revenues derived from mobile telecommunications services and the extent to which customers change their use of mobile services and the network from period to period.

Churn
Churn is calculated as total gross customer disconnections divided by average total customers in the period. Stated churn figures are twelve month average figures.

Organic growth
The percentage movements in organic growth are presented to reflect operating performance on a comparable basis. Where a subsidiary or associated undertaking was newly acquired or disposed of in the current or prior year, the Group would adjust, under organic growth calculations, the results for the current and prior year to remove the amount the Group earned in both periods as a result of the acquisition or disposal of subsidiary or associated undertakings. Where the Group increases, or decreases, its ownership interest in an associated undertaking in the current or prior year, the Group’s share of results for the prior year are restated at the current year’s ownership level. A further adjustment in organic calculations excludes the effect of exchange rate

Back to Contents

Vodafone Group Plc Annual Report 2004
24
Operating and Financial Review and Prospects continued

movements by restating the current period’s results as if they had been generated at the prior period’s exchange rates. Management believes that these measures provide useful information to assist investors in assessing the Group’s operating performance from period to period.

Foreign Currency Translation

The Company publishes its Consolidated Financial Statements in pounds sterling. However, many of the Company’s subsidiary and associated undertakings report their turnover, costs, assets and liabilities in currencies other than pounds sterling and the Company translates the turnover, costs, assets and liabilities of those subsidiary and associated undertakings into pounds sterling when preparing its Consolidated Financial Statements. Consequently, fluctuations in the value of pounds sterling versus other currencies could materially affect the amount of these items in the Consolidated Financial Statements, even if their value has not changed in their original currency.

In this Annual Report, references to “US dollars”, “$”, “cents” or “¢” are to United States currency and references to “pounds sterling”, “£”, “pence” or “p” are to UK currency. References to “euros” or “€” are to the currency of the EU Member States which have adopted the euro as their currency. Prior to 1 January 2002, the euro was used only in “paperless” transactions. Euro banknotes and coins were issued on 1 January 2002. References to “yen” or “¥” are to the currency of Japan. Merely for convenience, this Annual Report contains translations of certain pounds sterling, euro and yen amounts into US dollars at specified rates. These translations should not be construed as representations that the pounds sterling, euro or yen amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations of pounds sterling and euro amounts into US dollars have been made at $1.8400 per £1.00, $1.2292 per €1.00 and ¥104.18 per $1.00, the Noon Buying Rate in the City of New York for cable transfers in pounds sterling, euro and yen amounts as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on 31 March 2004. The Noon Buying Rates on 24 May 2004 were $1.7908 per £1.00, $1.1978 per €1.00 and ¥112.66 per $1.00.

The following table sets out, for the periods and dates indicated, the period end, average, high and low Noon Buying Rates for pounds sterling expressed in US dollars per £1.00, to two decimal places.

Years ended 31 March	Period end	Average	High	Low

2000	1.59	1.61	1.68	1.55
2001	1.42	1.47	1.60	1.40
2002	1.42	1.43	1.48	1.37
2003	1.58	1.54	1.65	1.43
2004	1.84	1.69	1.90	1.55

Month	High	Low

November 2003	1.72	1.67
December 2003	1.78	1.72
January 2004	1.85	1.79
February 2004	1.90	1.82
March 2004	1.87	1.79
April 2004	1.86	1.77
May 2004(1)	1.79	1.75

Note:
(1)	In respect of May 2004, for the period from 1 May to 24 May 2004, inclusive.

The following table sets out the average exchange rates compared to pounds sterling of other principal currencies of the Group.

	Years to 31 March		Change
Currency	2004	2003	%

Euro	1.44	1.56	(8)
Yen	191.5	188.2	2

Inflation
Inflation has not had a significant effect on the Group’s results of operations and financial condition during the three years ended 31 March 2004.

Critical Accounting Estimates
The Group prepares its Consolidated Financial Statements in accordance with UK GAAP, the application of which often requires judgements to be made by management when formulating the Group’s financial position and results. Under UK GAAP, the directors are required to adopt those accounting policies most appropriate to the Group’s circumstances for the purposes of giving a true and fair view and to review them regularly. The Group also prepares a reconciliation of the Group’s revenues, net loss, shareholders’ equity and total assets between UK GAAP and US GAAP.

In determining and applying accounting policies, judgement is often required in respect of items where the choice of specific policy, accounting estimate or assumption to be followed could materially affect the reported results or net asset position of the Group should it later be determined that a different choice would be more appropriate.

Management considers the accounting estimates and assumptions discussed below to be its critical accounting estimates and, accordingly, provides an explanation of each below. Where it is considered that the Group’s US GAAP accounting policies differ materially from the UK GAAP accounting policy, a separate explanation is provided.

The discussion below should also be read in conjunction with the Group’s disclosure of material UK GAAP accounting policies, which is provided in note 2 to the Consolidated Financial Statements, “Accounting policies” on pages 73 to 75 and with the description of the Group’s US GAAP accounting policies and other US GAAP related disclosures provided on pages 117 to 119.

Management has discussed its critical accounting estimates and associated disclosures with the Company’s Audit Committee.

Goodwill and intangible assets
The relative size of the Group’s goodwill and other intangible assets makes a number of judgements surrounding the determination of their carrying value, and related amortisation, critical to the Group’s financial position and performance.

At 31 March 2004, intangible assets, including goodwill attributable to the acquisition of interests in associated undertakings, amounted to £93,622 million (2003: £108,085 million), and represented 70% (2003: 70%) of the Group’s total fixed assets. In addition, a further £1,190 million of goodwill is charged against reserves (2003: £1,190 million).

The charge for goodwill amortisation is included within operating profit as a separate category of administrative expenses. The charge for amortisation of capitalised licence and spectrum fees is included within cost of sales.

Goodwill, including associated charges for amortisation, affects all of the Group’s reported segments. However, given that the majority of the current goodwill asset arose in connection with the Mannesmann acquisition, the Group’s results for Northern Europe and Southern Europe are most affected, individually representing £8,147 million and £4,826 million, respectively, of the £15,207 million total charge for goodwill amortisation.

Back to Contents

Annual Report 2004 Vodafone Group Plc
25

US GAAP

Under US GAAP, the accounting treatment for goodwill and other intangible assets is different to that required by UK GAAP and represents the most significant adjustment made to the Group’s results and financial position under UK GAAP when reconciling to US GAAP.

The principal differences are:

(a)	The allocation of the surplus of the resultant purchase price, over the fair value attributed to the share of net assets acquired, to a series of identifiable intangible assets under US GAAP as opposed to only goodwill under UK GAAP;

(b)	The US GAAP deferred tax treatment of intangible assets, which increases acquisition liabilities;

(c)	The difference in goodwill arising as a result of the different basis by which the purchase price is derived under US GAAP.

Of these adjustments, the only one to involve significant management judgement and estimation is (a). Allocation of the purchase price affects the future results of the Group under US GAAP, as finite-lived intangibles are amortised whereas indefinite-lived intangible assets are not amortised, and could result in differing amortisation charges based on the allocation to goodwill, indefinite-lived intangible assets and finite-lived intangible assets.

Bases of amortisation

Goodwill

Once capitalised, goodwill is amortised on a straight-line basis over its estimated useful economic life.

Other intangible assets

Other intangible assets primarily represents the Group’s aggregate amounts spent on the acquisition of 2G and 3G licences, stated after deduction of related amortisation charges.

Since revenues cannot be generated until a network is available for commercial service, amortisation of capitalised licences begins at this time. As networks are typically brought into service over a period of time, the charge for amortisation is initially calculated by reference to the capacity of the network compared to capacity at network maturity. For this purpose, network maturity is determined as being reached after a maximum period of five years from service launch. Thereafter, amortisation is on a straight-line basis over its remaining useful economic life. Management considers this policy is the appropriate method of matching the amortisation with the economic benefit derived from the licences.

If the licences were amortised over their economic life on a straight-line basis, the annual amortisation charge would be higher in the period to network maturity and lower thereafter.

US GAAP

Goodwill and other indefinite-lived intangible assets are not amortised but reviewed annually for impairment. Impairment reviews are discussed in more detail below. The majority of the Group’s intangible assets, primarily 2G and 3G licences, are finite-lived and are amortised over their estimated economic life on a straight-line basis, which commences when the network is available for commercial service.

Estimation of useful economic life

The economic life used to amortise goodwill and other intangible fixed assets relates to the future performance of the assets acquired and management’s judgement of the period over which economic benefit will be derived from the asset.

Goodwill

For acquired mobile network operators, the useful economic life of goodwill reflects the useful economic life of the licences acquired with those businesses up to a maximum of twenty-five years. In management’s view, such businesses cannot operate in their respective jurisdiction without a licence, and so the licence term is the most appropriate life for the goodwill. The useful economic lives are reviewed annually and revised if necessary.

For other businesses acquired, the useful economic life principally reflects management’s view of the average economic life of the acquired customer base. The useful economic life is assessed by reference to customer churn rates. An increase in churn rates may lead to a reduction in the useful economic life and an increase in the amortisation expense. Historically, changes in churn rates have been insufficient to impact the useful economic life.

Other intangible assets

For licence and spectrum fees, the estimated useful economic life is, generally, the term of the licence. Using the licence term reflects the period over which the Group will receive economic benefit. The economic lives are periodically reviewed, taking into consideration such factors as changes in technology. Historically, the economic lives have not been changed following these reviews.

Tangible fixed assets
Tangible fixed assets also represent a significant proportion of the asset base of the Group and hence the estimates and assumptions made to determine their carrying value and related depreciation are critical to the Group’s financial position and performance.

Estimation of useful economic life

The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in the Group’s profit and loss account.

The useful economic lives of Group assets are determined by management at the time the asset is acquired and regularly reviewed for appropriateness. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. Furthermore, network infrastructure cannot be depreciated over a period that extends beyond the expiry of the associated licence under which the operator provides telecommunications services.

Historically, changes in useful economic lives have not resulted in material changes to the Group’s depreciation charge.

Cost capitalisation

Cost includes the total purchase price and labour costs associated with the Group’s own employees to the extent that they are directly attributable to construction costs, or where they comprise a proportion of a department directly engaged in the purchase or installation of a fixed asset. Management judgement is involved in determining the appropriate internal costs to capitalise and the amounts involved. For the year ended 31 March 2004, internal costs capitalised represented approximately 6% of expenditure on tangible fixed assets and approximately 4% of total operating expenses, excluding goodwill amortisation.

Impairment reviews
Asset recoverability is an area involving management judgement, requiring assessment as to whether the carrying value of assets can be supported by the net present value of future cash flows derived from such assets using cash flow projections which have been discounted at an appropriate rate. In calculating the net

Back to Contents

Vodafone Group Plc Annual Report 2004
26
Operating and Financial Review and Prospects continued

present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters, as noted below.

UK GAAP requires management to undertake a review for impairment if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Group management currently undertake a review of goodwill, intangible assets and investments in associated undertakings at least annually to consider whether a full impairment review is required.

US GAAP

Under US GAAP, the requirements differ from UK GAAP and the principal differences are:

•	Annual impairment reviews are performed for goodwill and other indefinite-lived intangible assets; and

•	For finite-lived intangible assets and tangible assets, whenever events or changes in circumstances indicate that their carrying amount may not be recoverable, the carrying value is compared to undiscounted future cash flows.

Assumptions

There are a number of assumptions and estimates involved in calculating the net present value of future cash flows from the Group’s businesses including:

•	Management’s expectations of growth in revenues, including those relating to the achievement the Group’s strategy on data products and services;

•	Changes in operating margin;

•	Timing and quantum of future capital expenditure;

•	Uncertainty of future technological developments;

•	Long term growth rates; and

•	The selection of discount rates to reflect the risks involved.

Changing the assumptions selected by management, in particular, the discount rate and growth rate assumptions used in the cash flow projections, could significantly affect the Group’s results. The Group’s review includes the key assumptions related to sensitivity in the cash flow projections.

Taxation
The Group’s tax charge on ordinary activities is the sum of the total current and deferred tax charges. The calculation of the Group’s total tax charge necessarily involves a degree of estimation and judgement in respect of certain items whose tax treatment cannot be finally determined until a formal resolution has been reached with the relevant tax authority or, as appropriate, through a formal legal process. The final resolution of some of these items may give rise to material profit and loss and/or cash flow variances. See “Liquidity and Capital Resources”.

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

Recognition of deferred tax assets

The recognition of deferred tax assets is based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in the future, against which the reversal of timing differences can be deducted. Recognition therefore involves judgement regarding the future financial performance of the particular legal entity or tax group in which the deferred tax asset has been recognised.

Historical differences between forecast and actual taxable profits have not resulted in material adjustments to the recognition of deferred tax assets.

Non-discounting of deferred tax assets and liabilities

UK GAAP permits, and US GAAP prescribes, calculating deferred taxation assets or liabilities on an undiscounted basis. It is the Group’s accounting policy to measure deferred taxation on an undiscounted basis. If deferred taxation liabilities were calculated using discounting techniques, the Group’s UK GAAP net deferred taxation liability would be lower.

Revenue recognition and presentation
Turnover from mobile telecommunications comprises amounts charged to customers in respect of monthly access charges, airtime charges, airtime usage, messaging, the provision of other mobile telecommunications services, including data services and information provision, fees for connecting customers to a mobile network, revenue from the sale of equipment, including handsets, and revenues arising from the Group’s Partner Network agreements.

Following the issuance of the Application Note to FRS 5, “Reporting the Substance of Transactions”, in November 2003, the Group has amended its accounting policy on revenue recognition in relation to the deferral of certain equipment, connection, upgrade and tariff migration fees. The effect of the revised policy on the Group’s turnover and results is not material in either the current or previous financial years.

Deferral period

Customer connection fees when combined with related equipment revenue, in excess of the fair value of the equipment are deferred and recognised over the expected life of the customer relationship. The life is determined by reference to historical customer churn rates. An increase in churn rates would reduce the customer relationship life and accelerate the revenue recognition. Historically, changes in churn rates have been insufficient to impact the expected customer relationship life.

Any excess upgrade or tariff migration fees over the fair value of equipment provided are deferred over the average upgrade or tariff migration period as appropriate. This time period is calculated based on historical activity of customers who upgrade or change tariffs. An increase in the time period would extend the period over which revenue is recognised.

Presentation

When deciding the most appropriate basis for presenting revenue or costs of revenue, both the legal form and substance of the agreement between the Group and its business partners are reviewed to determine each party’s respective role in the transaction.

Where the Group’s role in a transaction is that of principal, revenue is recognised on a gross basis. This requires turnover to comprise the gross value of the transaction billed to the customer, after trade discounts, with any related expenditure charged as an operating cost.

Where the Group’s role in a transaction is that of a disclosed agent, revenue is recognised on a net basis, with turnover representing the margin earned.

US GAAP

For the period to 30 September 2003, the Group applied US Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”, which resulted in the Group’s connection revenues being accounted for in a different way to that prescribed under UK GAAP and described above. SAB 101 specifies that performance is viewed from the perspective of the customer and takes place over the estimated life of the customer relationship.

Back to Contents

Annual Report 2004 Vodafone Group Plc
27

Deferring connection revenues and associated costs over the estimated life of the customer relationship, using the methodology required under SAB 101, resulted in the Group’s revenues for the 2003 and 2002 financial years being reduced by £1,760 million and £1,044 million, respectively. Profits are materially unaffected by this adjustment as a broadly equal amount of costs are also deferred.

For all new contracts entered into from 1 October 2003, the Group has adopted the requirements of Emerging Issue Task Force (“EITF”) Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. The adoption of EITF 00-21 substantially aligns the Group’s US GAAP revenue recognition policy with UK GAAP.

As contracts entered into before 1 October 2003 are accounted for in accordance with SAB 101, the related deferred connection revenues, and related costs, will continue to be recognised over the remaining life of the customer relationship. For the 2004 financial year, the Group’s revenue under US GAAP increased by £188 million as a result of following the methodology under SAB 101 for the first six months and EITF 00-21 for the remainder of the year. At 31 March 2004, deferred revenue accounted for in accordance with SAB 101 amounted to £3,737 million.

Allowance for bad and doubtful debts
The allowance for bad and doubtful debts reflects management’s estimate of losses arising from the failure or inability of the Group’s customers to make required payments. The estimate is based on the ageing of customer accounts, customer credit worthiness and the Group’s historical write-off experience.

Changes to the allowance may be required if the financial condition of the Group’s customers was to improve or deteriorate. An improvement in financial condition may result in lower actual write-offs.

Historically, changes to the estimate of losses have not been material to the Group’s financial position and results.

Back to Contents

Vodafone Group Plc Annual Report 2004
28
Operating and Financial Review and Prospects continued

Operating Results
Group overview
	Years ended 31 March
	2004	2003	2002
	£m	£m	£m

Turnover	33,559	30,375	22,845
Direct costs and operating expenses(1)	(20,919)	(19,158)	(14,814)
Depreciation and amortisation(1)(2)	(4,549)	(4,141)	(2,960)
Share of profit in joint ventures and associated undertakings(1)	2,658	2,105	1,973

	10,749	9,181	7,044
Goodwill amortisation	(15,207)	(14,056)	(13,470)
Exceptional operating items	228	(576)	(5,408)

Total Group operating loss	(4,230)	(5,451)	(11,834)
Exceptional non-operating items	(103)	(5)	(860)
Net interest expense	(714)	(752)	(845)
Taxation	(3,154)	(2,956)	(2,140)

Loss on ordinary activities after taxation	(8,201)	(9,164)	(15,679)

Loss for the financial year	(9,015)	(9,819)	(16,155)

Notes:
(1)	before goodwill amortisation and exceptional operating items
(2)	includes loss on disposal of tangible fixed assets

2004 financial year compared to 2003 financial year

Turnover

Turnover increased 10% in the 2004 financial year, as analysed below:

	Mobile	Non-mobile	Group
	%	%	%

Impact of
– Organic growth	10	5	10
– Foreign exchange	4	9	4
– Acquisitions & disposals	1	(49)	(4)

Reported growth	15	(35)	10

The impact of acquisitions and disposals resulted mainly from the disposal of Japan Telecom. The foreign exchange impact primarily arose due to a stronger Euro.

Mobile telecommunications

	Years ended 31 March		Change
	2004	2003
	£m	£m	%

Service revenues:
– Voice	23,618	21,201	11
– Data	4,540	3,622	25

Subtotal	28,158	24,823	13
Equipment & other	3,557	2,719	31

Total mobile revenues	31,715	27,542	15

The principal component of the increase in turnover from mobile telecommunications arose from service revenue growth of 13%, driven primarily by growth in the Group’s controlled customer base, which increased by 9% over the prior year.

ARPU was up 4% in Italy and 8% in the UK and down 7% and 1% in Japan and

Germany, respectively, compared with the year ended 31 March 2003. Total outgoing voice usage in controlled mobile businesses increased by 11% over the year to 154.8 billion minutes for the year ended 31 March 2004, although the effect on ARPU was partially offset by tariff reductions and regulatory intervention. Lower termination rates, resulting from regulatory changes, have reduced service revenue by an estimated £0.3 billion in the year.

Another key driver of the growth in service revenue was the continued success of the Group’s data product and service offerings. Revenues from data services increased 25% to £4,540 million for the year ended 31 March 2004 and represented 16.1% of service revenues in the Group’s controlled mobile subsidiaries for the twelve months ended 31 March 2004, compared with 14.6% for the 2003 financial year. SMS revenues continue to represent the largest component of both the level of and growth in data revenues. Non-messaging data revenues increased to 4.2% of service revenues from 3.6% in the prior financial year as a result of the increased focus on providing value-added services, particularly through Vodafone live!™, the Group’s business offerings and the increased penetration of data services into the Group’s customer base.

Mobile equipment and other turnover increased 31% to £3,557 million, due to revenues from non-Vodafone customers acquired as a result of the acquisition of service providers in the UK and increased acquisition and retention activity. Excluding these revenues, mobile equipment and other turnover increased slightly as a result of higher gross connections and upgrades.

Non-mobile businesses

Turnover from other operations decreased by 35% to £1,844 million in the year, principally as a result of the deconsolidation of Japan Telecom from 1 October 2003, and the disposal of the Telematik business by Arcor in the previous year.

Operating loss

After goodwill amortisation and exceptional items, the Group reported a total operating loss of £4,230 million, compared with a loss of £5,451 million for the previous year. The £1,221 million reduction in the total operating loss arose as a result of a £228 million credit in respect of exceptional operating items in the year ended 31 March

Back to Contents

Annual Report 2004 Vodafone Group Plc
29

2004, compared with an expense of £576 million in the prior year, and a £1,568 million increase in operating profit before goodwill amortisation and exceptional items partially offset by a £1,151 million increase in the goodwill amortisation charge. The charges for goodwill amortisation, which do not affect the cash flows of the Group or the ability of the Company to pay dividends, increased by 8% to £15,207 million, principally as a result of the impact of foreign exchange movements.

Expenses

	Years ended 31 March
	2004	2003
	% of turnover	% of turnover

Direct costs	39.9	38.9
Operating expenses	22.5	24.1
Depreciation and amortisation	13.6	13.6

The increase in direct costs as a percentage of turnover is principally due to an increase in the proportion of acquisition and retention costs, primarily following the acquisition of a number of service providers in the UK. Acquisition and retention costs net of equipment revenues as a percentage of service revenues, for the Group’s controlled mobile businesses, increased to 12.6%, compared with 12.3% for the comparable period. This was partially offset by the disposal of Japan Telecom.

The principal reason for the improvement in operating expenses as a percentage of turnover was the maintenance of network operating costs at a similar level to the previous financial year, despite the growth in customer numbers and usage. Operating expenses as a proportion of turnover also benefited from the disposal of Japan Telecom.

Depreciation and amortisation charges, excluding goodwill amortisation, increased by 10% to £4,549 million from £4,141 million in the comparable period. The launch of 3G services in a number of countries resulted in approximately £0.3 billion of additional depreciation and amortisation in the current year as 3G infrastructure and licences have been brought into use.

Goodwill amortisation

Retranslating the goodwill amortisation charge for the year ended 31 March 2004 at the average exchange rates applicable for the year ended 31 March 2003 would have reduced the charge by £965 million to £14,242 million, with a corresponding reduction in total Group operating loss.

Exceptional operating items

Net exceptional operating income for the year ended 31 March 2004 of £228 million comprises £351 million of recoveries and provision releases in relation to a contribution tax levy on Vodafone Italy that is no longer expected to be levied, net of £123 million of restructuring costs principally in Vodafone UK. Net exceptional operating charges of £576 million were charged in the year ended 31 March 2003, comprising £485 million of impairment charges in relation to the Group’s interests in Japan Telecom and Grupo Iusacell, and £91 million of reorganisation costs relating to the integration of Vizzavi into the Group and related restructuring.

In accordance with accounting standards the Group regularly monitors the carrying value of its fixed assets. A review was undertaken at 31 March 2004 to assess whether the carrying value of assets was supported by the net present value of future cash flows derived from assets using cash flow projections for each asset in respect of the period to 31 March 2014. The results of the review undertaken at 31 March 2004 indicated that no impairment charge was necessary.

Exceptional non-operating items

Net exceptional non-operating charges for the year of £103 million principally relate to a loss on disposal of the Japan Telecom fixed line operations. In the prior year, net exceptional non-operating charges of £5 million mainly represented a profit on disposal of fixed asset investments of £255 million, principally relating to the disposal of the Group’s interest in Bergemann GmbH, through which the Group’s 8.2% stake in Ruhrgas AG was held, offset by an impairment charge in respect of the Group’s investment in China Mobile of £300 million.

Loss on ordinary activities before interest

The Group’s loss on ordinary activities before interest fell by 21% to £4,333 million due a reduction in the total operating loss of £1,221 million offset by an increase in charge for exceptional non-operating items of £98 million.

Net interest payable

Net interest payable, including the Group’s share of the net interest expense of joint ventures and associated undertakings, decreased from £752 million for the year ended 31 March 2003 to £714 million for the year ended 31 March 2004.

The Group net interest cost for the current year increased to £499 million, including £215 million (2003: £55 million) relating to potential interest charges arising on settlement of a number of outstanding tax issues, from £457 million for the prior year and was covered 28 times by operating cash flow plus dividends received from associated undertakings. The Group’s share of the net interest expense of associated undertakings and joint ventures decreased from £295 million to £215 million, principally as a result of the sale of the Group’s stake in Grupo Iusacell.

Taxation

The effective rate of taxation for the year ended was (62.5)% compared with (47.6)% for the year ended 31 March 2003. The effective rate includes the impact of goodwill amortisation and exceptional items, which may not be deductible for tax purposes. Aside from the negative impact of non-tax deductible goodwill amortisation on the effective tax rate, the Group’s tax charge has benefited further from the Group’s Italian operations in the prior year, from the current year restructuring of the French operations, from a fall in the Group’s weighted average tax rate and from other tax incentives. These benefits have outweighed the absence of the one-off benefit arising from the restructuring of the German group in the previous year.

Basic loss per share

Basic loss per share, after goodwill amortisation and exceptional items, improved from a loss per share of 14.41 pence to a loss per share of 13.24 pence for the year ended 31 March 2004. The loss per share includes a charge of 22.33 pence per share (2003: 20.62 pence per share) in relation to the amortisation of goodwill and a charge of 0.01 pence per share (2003: 0.60 pence per share) in relation to exceptional items.

Back to Contents

Vodafone Group Plc Annual Report 2004
30
Operating and Financial Review and Prospects continued

2003 financial year compared to 2002 financial year

Turnover

Turnover increased 33% in the 2003 financial year, as analysed below:

	Mobile	Non-mobile	Group
	%	%	%

Impact of
– Organic growth	11	5	11
– Foreign exchange	2	–	2
– Acquisitions & disposals	20	30	20

Reported growth	33	35	33

The impact of acquisitions and disposals mainly comprised Vodafone Japan and Japan Telecom, which both became subsidiaries from October 2001. Changes in exchange rates beneficially impacted the reported growth in total turnover as a result of a stronger euro partly offset by a weaker yen.

Mobile telecommunications

	Years ended 31 March		Change
	2003	2002
	£m	£m	%

Service revenues:
– Voice	21,201	16,646	27
– Data	3,622	2,093	73

Subtotal	24,823	18,739	32
Equipment & other	2,719	2,003	36

Total mobile revenues	27,542	20,742	33

Mobile service revenue increased as a result of greater usage of voice services, increased penetration of data products and services and the benefit of a full year’s service revenues from Vodafone Japan. This was partially offset by both reductions in interconnect rates in a number of the Group’s markets, mainly in Europe, and the effect of increased competitive activity in certain key European markets by existing competitors looking to attract market share and generate customer loyalty.

Voice services increased as the Group achieved a sustained improvement in ARPU in many key markets in Europe, compared with the year ended 31 March 2002, as benefits from the Group’s continued focus on high value customers led to increased penetration of the contract customer segment and initiatives to stimulate usage, including the launch of new and innovative products, were realised.

Another key driver of the growth in turnover and improved ARPU position was the continued success of the Group’s data product and service offerings, in particular, increased SMS usage in the Group’s controlled networks. During the period, Vodafone live!™ and the Mobile Connect Card were launched in most of the Group’s European markets.

The Group’s main markets of Germany, Italy, the UK and Japan, all experienced increases in mobile data revenues, with SMS revenues continuing to be the principal component of these revenue streams, except in Vodafone Japan where internet data remained the principal component due to the high proportion of Vodafone Japan’s customer base with internet-capable phones.

The mobile equipment and other turnover increase was largely attributable to the volume of gross customer connections and upgrades in the 2003 financial year, the effects of the reduction in handset subsidies, in line with the Group’s strategy, and the full year impact of the acquisition of a controlling interest in Vodafone Japan.

Non-mobile businesses

Turnover from other operations, which comprised turnover relating to the Group’s interests in its fixed line businesses in Japan (Japan Telecom) and Germany (Arcor), and turnover from Vodafone Information Systems GmbH, a German IT and data services business, increased from £2,103 million to £2,833 million. The increase was primarily as a result of the full year inclusion of Japan Telecom following completion of the Group’s acquisition of a controlling stake in October 2001.

Operating loss

After goodwill amortisation and exceptional items, the Group reported a total operating loss of £5,451 million, compared with a loss of £11,834 million for the comparable period. This net change of £6,383 million arose as a result of a £4,832 million reduction in respect of exceptional items, and a £2,137 million increase in operating profit, before goodwill amortisation and exceptional items, partly offset by a £586 million increase in the goodwill amortisation charge, which increased primarily as a result of the acquisition of Vodafone Japan and Japan Telecom in the second half of the 2002 financial year.

Expenses

	Years ended 31 March
	2003	2002
	% of turnover	% of turnover

Direct costs and operating expenses	63.1	64.8
Depreciation and amortisation	13.6	13.0

The Group’s direct costs consist primarily of financial incentives to service providers and dealers, payments to landline and mobile operators for delivering calls outside the Group’s networks and for providing landline or microwave links, depreciation of network infrastructure, the cost of customer equipment sold and network operating costs.

Excluding Vodafone Japan, the Group’s equipment costs and cost of providing financial incentives to service providers and dealers for acquiring and retaining customers declined to 13.8% of turnover from mobile telecommunications, compared with 14.7% for the prior year, demonstrating the continued focus on gaining and retaining high-value customers in the most cost-efficient manner. Inclusive of Vodafone Japan, equipment costs and financial incentives amounted to 21.1% of turnover from mobile telecommunications as costs to connect and retain customers, although reducing, remained higher in Japan than in the Group’s other key markets.

Depreciation increased by £1,099 million for the year ended 31 March 2002 to £3,979 million for the year ended 31 March 2003, primarily as a result of the full year inclusion of Vodafone Japan and Japan Telecom. In Japan, depreciation also increased as a result of a charge in respect of its UMTS network, which was opened for commercial service in December 2002, and in Germany, depreciation increased as a result of the prior year expenditure on network infrastructure improvements.

Goodwill amortisation

The charge for goodwill amortisation increased from £13,470 million for the year ended 31 March 2002 to £14,056 million for the year ended 31 March 2003 as a result of a full year’s charge for prior year acquisitions, charges in respect of current year acquisitions and the impact of foreign exchange.

Exceptional operating items

Exceptional operating costs of £576 million for the year ended 31 March 2003 comprised impairment charges of £405 million and £80 million for the Group’s interest in Japan Telecom and Grupo Iusacell, respectively, additional costs incurred as a result of the integration of Vizzavi into the Group, following the acquisition of the remaining 50% interest in August 2002, and related restructuring of the Group’s Global mobile platform business.

Back to Contents

Annual Report 2004 Vodafone Group Plc
31

For the 2002 financial year, exceptional operating costs of £5,408 million comprised impairment charges of £5,100 million in relation to the carrying value of goodwill for Arcor, Cegetel, Grupo Iusacell and Japan Telecom, and £222 million representing the Group’s share of exceptional items of its associated undertakings and joint ventures, comprising £107 million of, principally, asset write downs in Vodafone Japan and £115 million of reorganisation costs in Verizon Wireless and Vizzavi. A further £86 million of reorganisation costs was also incurred in the 2002 financial year, principally in respect of the Group’s operations in Australia and the UK.

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

Company	Year ended
31 March 2003
£m

Japan Telecom	430
Grupo Iusacell	80
China Mobile	300

810

The charge in respect of China Mobile and £25 million of the charge for Japan Telecom are included within exceptional non-operating items.

Exceptional non-operating items

Net exceptional non-operating items amounted to £5 million for the year ended 31 March 2003. Exceptional non-operating items during the 2003 financial year principally included impairment charges of £300 million in respect of the Group’s interest in China Mobile and £25 million in respect of certain investments held by Japan Telecom, offset by a profit on disposal of fixed asset investments of £255 million, principally relating to the disposal of the Group’s interest in Bergemann GmbH, through which the Group’s 8.2% stake in Ruhrgas AG was held, and £55 million representing the Group’s share of the profit on disposal for cash of AOL Europe shares by Cegetel.

The 2002 financial year exceptional non-operating costs of £860 million principally comprised an impairment charge of £900 million in respect of the Group’s investment in China Mobile, partly offset by an aggregate profit of £60 million on the disposal of fixed assets, businesses and fixed asset investments, principally relating to the reduction in the Group’s interest in Vodafone Greece from 55% to 51.9%, the disposal of the Group’s interest in the Korean mobile operator, Shinsegi, offset by a net loss on disposal of certain other operations.

Loss on ordinary activities before interest

During the year ended 31 March 2003, the Group reported a loss on ordinary activities before interest of £5,456 million, compared with a loss for the year ended 31 March 2002 of £12,694 million. The principal items that resulted in the decreased loss were improved total Group operating profit, before goodwill amortisation and exceptional items, which increased from £7,044 million for the year ended 31 March 2002 to £9,181 million for the year ended 31 March 2003 and the decrease in exceptional operating items and exceptional non-operating items, which decreased from £5,408 million for the year ended 31 March 2002 to £576 million for the year ended 31 March 2003 and £860 million for the year ended 31 March 2002 to £5 million for the year ended 31 March 2003, respectively. These were partially offset by the increased charge in respect of goodwill amortisation from £13,470 million for the year ended 31 March 2002 to £14,056 million for the year ended 31 March 2003.

Net interest payable

Total Group net interest payable, including the Group’s share of the net interest expense of joint ventures and associated undertakings, decreased from £845 million for the year ended 31 March 2002 to £752 million for the year ended 31 March 2003. Net interest costs in respect of the Group’s net borrowings decreased from £503 million for the year to 31 March 2002 to £457 million for the year ended 31 March 2003, reflecting the reduction in average net debt levels. The Group’s share of the net interest expense of joint ventures and associated undertakings decreased from £342 million for the year ended 31 March 2002 to £295 million for the year ended 31 March 2003 partly as a result of the consolidation of the Group’s former associate undertakings, Japan Telecom and Vodafone Japan, from October 2001, and of Vizzavi from 29 August 2002, and reduced levels of indebtedness in SFR.

Taxation

The effective rate of taxation for the year ended 31 March 2003 was (47.6)% compared with (15.8)% for the year ended 31 March 2002. The effective rate includes the impact of goodwill amortisation and exceptional items, which may not be deductible for tax purposes. Aside from the negative impact of non-tax deductible goodwill amortisation on the effective tax rate, the Group’s tax charge for the year ended 31 March 2003 benefited from the reorganisation of the Group’s Italian operations and a one-off benefit in Germany arising from the reorganisation of the German Group of companies. In the year ended 31 March 2002, the Group’s tax charge included a one-off tax credit received in Germany arising from the distribution of earnings and also the Visco law incentive scheme in Italy. The Visco law was subsequently replaced by a less favourable regime.

Basic loss per share

Basic loss per share, after goodwill amortisation and exceptional items, decreased from a loss of 23.77p for the year ended 31 March 2002 to a loss per share of 14.41p for the year ended 31 March 2003. The loss per share of 14.41p included an increase in the charge for the amortisation of goodwill from 19.82p per share for the year ended 31 March 2002, to a charge of 20.62p per share for the year ended 31 March 2003, offset by a decrease in the charge for exceptional items from 9.10p per share for the year ended 31 March 2002 to 0.60p per share for the year ended 31 March 2003.

Back to Contents

Vodafone Group Plc Annual Report 2004
32

Operating and Financial Review and Prospects continued

Regional review

Please refer to the summary of Key Performance Indicators on page 38 and note 3 of the Consolidated Financial Statements.

In June 2003, the Group announced changes in the regional structure of its operations. The former Northern Europe and Central Europe regions were combined into a new Northern Europe region, with the exception of the United Kingdom and Ireland which now form their own region. The following results are presented in accordance with the new regional structure.

2004 financial year compared to 2003 financial year

Mobile telecommunications

UK & Ireland

	Years ended 31 March		Change
	2004	2003
	£m	£m	%

Turnover
United Kingdom
– Voice services	3,487	3,207	9
– Data services	671	541	24

– Total service revenue	4,158	3,748	11
– Equipment and other	586	278	111

	4,744	4,026	18
Ireland	760	629	21

	5,504	4,655	18

Operating profit*
United Kingdom	1,098	1,120	(2)
Ireland	262	206	27

	1,360	1,326	3

* Total Group operating profit before goodwill amortisation and exceptional items

United Kingdom

Vodafone UK successfully maintained its leading market position, based on revenue share, according to the regulator’s last published data, in line with its strategic objectives, despite pricing pressures caused by intensifying competition and regulatory activity.

Total UK turnover increased by 18% to £4,744 million, driven by organic growth of 12% and the acquisition of a number of service providers, including Singlepoint which contributed growth of 6%. The organic growth resulted from the larger customer base and increased usage of both voice and data services, partially offset by a regulatory reduction in termination rates and the inclusion of calls to other mobile operators within new bundled price plans. Data revenues, as a percentage of service revenues, improved over the year to 16.1% for the year ended 31 March 2004 as usage levels of SMS and other data offerings increased. The increased number of Vodafone live!™ customers contributed towards the improved data usage. Equipment and other revenue increased by 111%, principally as a result of revenues from non-Vodafone customers acquired with the service providers and increased customer acquisition and upgrade activity.

Blended ARPU increased in the year, mainly due to growth in prepaid ARPU and the Singlepoint acquisition. Prepaid ARPU improved to £130 for the year ended 31 March 2004 from £125 for the year ended 31 March 2003. Contract ARPU, excluding the impact of the Singlepoint acquisition, increased by £14 to £531 for the year ended 31 March 2004.

Vodafone UK’s share of mobile service revenue in the latest quarterly review by OFCOM, the new national UK regulator, for the quarter ended 30 September 2003, was 31.8%, representing a lead of 6.5 percentage points over the second placed competitor.

Registered customers increased by 6% to 14,095,000 and the proportion of contract customers and activity levels remained stable throughout the year. The acquisition of the service providers, including Singlepoint, during the year increased the proportion of in-house managed contract customers from 57% to 93%, enabling closer management of the contract customer base.

On 24 July 2003, Vodafone UK reduced its termination charges by RPI minus 15% (on the weighted average charge for the previous year) to comply with its licence requirements. This reduction implemented the decision of the UK Competition Commission in January 2003. OFCOM is required to conduct a market review of call termination under the new EC regulatory framework brought into force on 25 July 2003 and is expected to conclude its review in summer 2004. The previous regulator, Oftel, had proposed further cuts in the current and next financial year.

UK operating profit before goodwill amortisation and exceptional items fell by £22 million to £1,098 million. Contributing factors included: increased investment in the acquisition and retention of the customer base; increased interconnect costs due to changes in the call mix; lower incoming revenues due to the reduction in termination rates; increased depreciation as a result of a general increase in capital expenditure; and amortisation of the 3G licence, which was charged for the first time in this year. As the Singlepoint business has a lower margin, this has diluted the margin in the second half of the year. These factors have been partially offset by operating efficiencies, including reductions in network operating costs as a percentage of turnover.

Vodafone UK announced a restructuring programme in the second half of the year which resulted in an exceptional charge of £130 million relating to staff costs, property provisions and the write down of other assets. The objective of the restructuring is to consolidate recent business acquisitions and to reorganise the customer management organisation to meet the changing needs of Vodafone UK’s customers. In addition, the business reorganised its network and technology organisations and implemented a programme to consolidate switching centres in its network. The benefits of this strategic initiative are expected to be realised through a reduction in operating expenses during the coming financial years.

Ireland

Vodafone Ireland’s turnover increased by 12% when measured in local currency, benefiting from increased voice and data usage. Blended ARPU grew from €553 to €582, in part as a result of strong growth in data revenues, which improved to represent 20.5% of service revenues for the year ended 31 March 2004, from 19.1% for the prior year. Ireland continues to have the highest levels of outgoing voice usage per customer in the Group’s controlled mobile businesses and the highest data usage in the Group’s European mobile businesses, which combine to generate the strong ARPU performance. Operating profit before goodwill amortisation and exceptional items increased by 16% when measured in local currency, principally driven by the increased turnover combined with improvements in operating efficiency.

Vodafone Ireland successfully maintained its leadership with an approximate market share of 54% and a closing customer base of 1,864,000. Phase 1 of its 3G licence obligation was met on 1 May 2003.

Back to Contents

Annual Report 2004 Vodafone Group Plc
33

Northern Europe

				Local
	Years ended 31 March		Change	currency change
	2004	2003
	£m	£m	%	%

Turnover
Germany
– Voice services	4,123	3,699	11	3
– Data services	895	728	23	14

– Total service revenue	5,018	4,427	13	5
– Equipment and other	386	219	76	63

	5,404	4,646	16	8
Other Northern Europe	1,949	1,531	27

	7,353	6,177	19

Operating profit*
Germany	1,741	1,435	21	9
Other Northern Europe	1,451	1,077	35

	3,192	2,512	27

* Total Group operating profit before goodwill amortisation and exceptional items

Germany

Vodafone Germany performed well in the year, further improving its operational performance.

Turnover in Germany increased by 8% when measured in local currency, reflecting the increase in the customer base offset by marginally lower ARPU. Germany represents the largest mobile market in Europe in terms of customer numbers and, notwithstanding a 10% growth in the market for the 2004 financial year, penetration, at an estimated 80%, is still relatively low. Vodafone Germany’s customer base increased by 9% in the 2004 financial year. The mix of contract customers increased from 47% at 31 March 2003 to 49% at 31 March 2004, although new contract customers have been, in general, lower usage customers than the existing customer base. As a result, contract ARPU fell from €519 for the 12 months ended 31 March 2003 to €494 for the 12 months ended 31 March 2004. Prepaid ARPU remained stable at €130 during the year after increasing over the course of the prior year. Data revenues increased by 14% when measured in local currency and represented 17.4% of service revenues, up from 16.4% in the previous financial year, primarily due to Vodafone live!™ Increased investment in acquisition and retention has contributed to the improved churn rate and high customer growth.

Operating profit before goodwill amortisation and exceptional items improved by £306 million to £1,741 million, principally driven by cost efficiencies in the second half of the year, particularly in network and IT costs. Acquisition costs as a percentage of turnover were also lower over the Christmas period, in comparison to the same period in the prior financial year, due to lower handset subsidies and trade commissions. These benefits were partially offset by higher depreciation and licence amortisation costs as the 3G network was brought into use in February 2004.

Other Northern Europe

Proportionate customers for the other markets in the Northern Europe region increased by 11% to 15,575,000 in the period, including the effect of stake increases in the Netherlands, from 97.2% to 99.9%, and Hungary, from 83.8% to 87.9%.

The increase in turnover was primarily as a result of growth in the Netherlands and Hungary. In the Netherlands, the increase in revenues was principally driven by an increased contract customer base and higher data service usage and revenue. In Hungary, turnover growth followed the increase in the customer base.

Operating profit, before goodwill amortisation and exceptional items, grew principally as a result of an increase in the profits of the Group’s associated undertaking, SFR. This business reported a strong financial performance, with revenue increasing as a result of an 8% increase in the customer base to 14,370,000, and higher data revenue. Blended ARPU was broadly unchanged from the previous year. The reported results also benefited from the full year impact of an effective stake increase in the mobile business of SFR from 31.9% to 43.9% in the second half of the previous financial year.

In the Netherlands, the operating profit before goodwill amortisation and exceptional items increased following the growth in the customer base, partially offset by higher acquisition and retention costs. In Sweden, operating expenses increased significantly as a result of the cost of building out 3G network coverage, which led to a decrease in operating profit before goodwill amortisation and exceptional items.

Partner Network Agreements were signed in the year with Og Fjarskipti in Iceland, Bite GSM in Lithuania and LuxGSM in Luxembourg.

Southern Europe

				Local
	Years ended 31 March		Change	currency change
	2004	2003
	£m	£m	%	%

Turnover
Italy
– Voice services	4,346	3,656	19	10
– Data services	668	463	44	34

– Total service revenue	5,014	4,119	22	13
– Equipment and other	262	252	4	(3)

	5,276	4,371	21	12
Other Southern Europe	4,500	3,680	22

	9,776	8,051	21

Operating profit*
Italy	2,143	1,588	35	23
Other Southern Europe	1,156	907	27

	3,299	2,495	32

* Total Group operating profit before goodwill amortisation and exceptional items

Italy

Vodafone Italy produced another strong set of results, in spite of the increasingly competitive and highly penetrated market.

In local currency, turnover increased by 12% driven by a 13% growth in service revenues, partially offset by a 3% decrease in equipment and other revenues arising from reduced handset sales. The increase in service revenue was driven by the larger customer base and increased usage, particularly of data services, partially offset by the impact of regulatory changes on interconnect rates. Data revenues improved significantly, to represent 13.3% of service revenues for the year (2003: 11.3%), mainly due to SMS but also the positive contribution from Vodafone live!™ and Mobile Connect card. Blended ARPU increased by 4% to €361 following the rise in prepaid ARPU from €298 to €309 and contract ARPU increased by 10% to €900.

Vodafone Italy responded to increased competition levels in the Italian market with continued investment in the Vodafone One loyalty scheme and retail stores, coupled with a strong focus on business and higher value customers. This contributed to the increase in ARPU and the reduction in churn.

Operating profit before goodwill amortisation and exceptional items grew significantly, partially as a result of a reduction in acquisition and retention costs, as a percentage of revenue, operational efficiencies and no accrual being made for a contribution tax levied

Back to Contents

Vodafone Group Plc Annual Report 2004
34

Operating and Financial Review and Prospects continued

by the local regulatory authority following a favourable European Court of Justice ruling on its legality. These factors were partially offset by higher interconnect costs, due to higher interconnect volume and increased international roaming traffic and the commencement of depreciation on the 3G network and the related licence amortisation.

Other Southern Europe
Proportionate customers for the Group’s other operations in the Southern Europe region increased by 19% during the year, including 10% arising from stake changes in the Group’s operations in Greece, Portugal, Albania and Malta.

Vodafone Spain’s turnover for the year ended 31 March 2004 increased by 22% to £2,608 million (13% when measured in local currency) as a result of a 7% rise in the customer base and improved voice and data usage, partially offset by reduced prices. Operating profit before goodwill amortisation improved due to the increased proportion of data revenue and reduced acquisition and retention costs as a percentage of turnover, partially offset by a higher proportion of depreciation and licence amortisation charges, as a result of the commencement of depreciation on the 3G network and related licence amortisation.

The results for the remaining markets in the region also improved. In Greece, turnover increased by 17%, when measured in local currency, reflecting an increase in the customer base of 9% and increased voice and data usage, partially offset by price reductions. Vodafone Greece’s operating profit before goodwill amortisation and exceptional items improved due to reduced acquisition costs and operational efficiencies. Vodafone Portugal’s turnover improved by 7%, when measured in local currency, driven by voice and data usage on top of an increase in customer numbers. Similar to Greece, Vodafone Portugal’s operating profit before goodwill amortisation and exceptional items improved due to operational efficiencies.

In February 2004 a Partner Network Agreement was signed with Cytamobile in Cyprus.

Americas

				Local
	Years ended 31 March		Change	currency change
	2004	2003
	£m	£m	%	%

Turnover
Verizon Wireless	–	–	–	–
Other Americas	–	5	(100)

	–	5	(100)

Operating profit/(loss)*
Verizon Wireless	1,406	1,270	11	20
Other Americas	(13)	(51)	(75)

	1,393	1,219	14

* Total Group operating profit before goodwill amortisation and exceptional items

United States
The Americas Region predominantly comprises the Group’s interests in Verizon Wireless, which is accounted for using equity accounting. Accordingly, the turnover from this operation is not included in the Group’s statutory profit and loss account.

In a highly competitive US market, Verizon Wireless continues to outperform its competitors and ranked first in customer net additions for the year ended 31 March 2004. The total customer base increased by 17% over the year to 38,909,000. At 31 March 2004, US market penetration and Verizon Wireless’ market share were approximately 56% and 24%, respectively.

Churn rates continued to improve and are among the lowest in the US wireless industry despite the introduction of local number portability in the largest 100 metropolitan service areas from 24 November 2003, which allows customers to keep their phone numbers when switching providers. The low churn rate is attributable to the quality of Verizon Wireless’ network and the success of retention programmes such as the Worry Free GuaranteeSM, which includes the New Every TwoSM plan.

In local currency, the Group’s share of Verizon Wireless’ operating profit before goodwill amortisation increased by 20%, reflecting an 18% increase in turnover, increased cost efficiencies being partially offset by increased acquisition and retention costs net of equipment revenues, as a percentage of service revenues resulting from higher gross additions and upgrade activities. Verizon Wireless’ turnover growth was driven by higher service revenue from the larger customer base and an increase in ARPU. Data products, such as picture messaging, positively contributed to an increase in data revenue of 172%, which represents 2.7% of service revenue for the current year. The rise in ARPU was primarily due to a higher proportion of customers on higher access price plans.

Verizon Wireless continued to expand its product base, with the launch during the period of the first graphics based instant messaging application and a picture messaging service to complement its data products. Additionally, Verizon Wireless began to expand its BroadbandAccess service nationally. Powered by its Evolution-Data Optimized wide-area network, BroadbandAccess commercial service will be available in many major US cities later this year.

On 23 May 2003, Verizon Wireless completed a transaction with Northcoast Communications L.L.C., to purchase 50 Personal Communications licences and related network assets for approximately $762 million in cash. The PCS licences cover large portions of the East Coast and Midwest, serving approximately 47 million people.

Other Americas
On 29 July 2003, the Group completed the disposal of its stake in the Mexican mobile operator Grupo Iusacell.

Asia Pacific

				Local
	Years ended 31 March		Change	currency change
	2004	2003
	£m	£m	%	%

Turnover
Japan
– Voice services	4,788	4,776	–	2
– Data services	1,350	1,216	11	12

– Total service revenue	6,138	5,992	2	4
– Equipment and other	1,607	1,547	4	5

	7,745	7,539	3	4
Other Asia Pacific	1,040	825	26

	8,785	8,364	5

Operating profit*
Japan	1,045	1,310	(20)	(20)
Other Asia Pacific	167	111	50

	1,212	1,421	(15)

* Total Group operating profit before goodwill amortisation and exceptional items

Japan
This financial year has been challenging for Vodafone Japan due to the strength of competitor offerings.

Turnover increased by 4% in local currency to £7,745 million for the year ended 31 March 2004. The customer base increased by 7% over the year, with the proportion of lower value prepaid customers increasing to 9% from 6%. ARPU reduced by 7%, as a result of higher value contract customers migrating to competitors and the effect of new price plans and the increased prepaid customer base was felt.

Vodafone Japan’s market share, at 31 March 2004, was marginally lower, at 18.4%, than at 31 March 2003. Overall mobile penetration levels in Japan remain low

Back to Contents

Annual Report 2004 Vodafone Group Plc
35

compared with the other markets in which the Group operates, increasing over the year from 64% to 68% at 31 March 2004. 20% of Japanese mobile users were connected to 3G network services at 31 March 2004, compared with 9% at 31 March 2003. The lack of suitable 3G handsets available for the Vodafone Global Standard W-CDMA network, compared with the range available through other operators using different 3G technologies amongst other factors, has limited Vodafone Japan’s ability to compete effectively in the 3G market. Vodafone Japan held less than 1% of the customers in the 3G market at 31 March 2004. To counteract these competitive pressures, Vodafone Japan implemented measures in October 2003 including new price plans, additional investment in the upgrade of existing customers and improved loyalty schemes, and introduced a new range of 2.5G handsets.

Operating profit before goodwill amortisation and exceptional items fell as expected, particularly in the second half of the financial year, due to higher retention costs reflecting a high volume of upgrades, increased marketing spend, higher network operating costs, an increase in provisions for slow moving handsets and a higher depreciation charge due to launch of the 3G network in December 2002.

The Group is developing a full range of 3G handsets which are expected to be available in the quarter leading up to Christmas 2004 and are expected to put Vodafone Japan in a better competitive position. However, until these handsets are introduced the necessary focus on retention and upgrades is expected to keep margins depressed. A plan is in place to improve Vodafone Japan’s performance and competitive position, focusing on cost reductions through leveraging the Group’s global scale and scope, improving the efficiency of the distribution structure, enhancing customer propositions, including new product offerings, and focusing on business customers and refining the organisational structure to ensure Vodafone Japan is more agile and commercially driven.

Other Asia Pacific
Proportionate customers for the Group’s other operations in the Asia Pacific region increased by 14% during the year, including the Group’s share of China Mobile’s customers, which is accounted for as an investment.

The increase in turnover was driven primarily by Vodafone New Zealand, resulting from a larger customer base and higher equipment revenues. Vodafone Australia also experienced turnover growth despite intense competitor activity. The operating profit of both Vodafone New Zealand and Vodafone Australia improved, due largely to the cost savings from operational efficiencies.

Vodafone Fiji increased its customer base by 25% and the operating profit improved.

China Mobile, in which the Group has a 3.27% stake, increased its customer base by 21% to 150,256,000 in the year ended 31 March 2004. ARPU continued to fall with the increase in low usage customers. Dividends totalling £25 million were received from China Mobile during the year.

The Group disposed of its interest in its Indian associate, RPG Cellular Services Ltd, during the year.

In November 2003, a Partner Network Agreement was announced with M1 in Singapore, the first Vodafone partner in this region.

Middle East and Africa

	Years ended 31 March		Change
	2004	2003
	£m	£m	%

Turnover	297	290	2
Operating profit*	273	197	39

* Total Group operating profit before goodwill amortisation and exceptional items

The Group’s operations in the Middle East and Africa region comprise Vodafone Egypt and the Group’s associated companies in South Africa (Vodacom) and Kenya (Safaricom). In addition, the Group has two Partner Network Agreements with MTC, covering Kuwait and Bahrain.

Vodafone Egypt experienced turnover growth of 41% when measured in local currency, driven mainly by strong customer growth, improved contract ARPU and increased roaming revenue. Operating profit before goodwill amortisation and exceptional items improved, principally as a result of increased roaming and operational efficiencies. The reported results were, however, affected by the continued weakness of the Egyptian Pound against Sterling.

The Group has reached a preliminary understanding with Telecom Egypt for the proposed disposal of a 16.9% stake in Vodafone Egypt, which would reduce its stake to 50.1%. In December 2003, Vodafone Egypt was listed on the Cairo and Alexandria Stock Exchange.

The Group’s associated undertakings in the region reported improved operating performance in the year, primarily as a result of strong customer growth of 24% in Vodacom and 77% in Safaricom.

Other operations

	Years ended 31 March		Change
	2004	2003
	£m	£m	%

Turnover
Europe	947	854	11
Asia Pacific	897	1,979	(55)

	1,844	2,833	(35)

Operating profit/(loss)*
Europe	(59)	(138)	(57)
Asia Pacific	79	149	(47)

	20	11	82

* Total Group operating profit before goodwill amortisation and exceptional items

Europe
The Group’s other operations in Europe comprise interests in fixed line telecommunications businesses in Germany (Arcor) and France (Cegetel), and Vodafone Information Systems, an IT and data services business based in Germany.

In local currency, Arcor’s turnover increased by 5%. Excluding the results of the Telematik business which was disposed of in June 2002, turnover increased by 16%, primarily due to customer and usage growth, partially offset by tariff decreases caused by the competitive market. The fixed line market leader continues to drive this intensive competition, although Arcor strengthened its position as the main competitor during the year, increasing its contract voice customers by 11%. The number of customers of Arcor’s ISDN service, Direct Access, increased by 98% to 389,000 at 31 March 2004. This revenue growth and further cost control measures resulted in a significantly improved operating loss and positive cash flow.

Cegetel has the second largest residential customer base in France. The Group increased its stake in Cegetel from 15% to 30% in the second half of the previous financial year. Following the reorganisation of the Cegetel-SFR group structure in December 2003, the Group’s effective interest in the Cegetel fixed line business, whose business was enlarged through the merger with Télécom Développement, became 28.5%.

Asia Pacific
The Group’s 66.7% controlled entity Vodafone Holdings K.K. (formerly Japan Telecom Holdings Co., Ltd.) completed the disposal of its 100% interest in Japan Telecom in November 2003. Receipts resulting from this transaction are ¥257.9 billion (£1.4 billion), comprising ¥178.9 billion (£1.0 billion) of cash, ¥32.5 billion (£0.2 billion) of transferable redeemable preferred equity and ¥46.5 billion (£0.2 billion) withholding tax recoverable, which is expected to be received in the 2005 financial year. The Group ceased consolidating the results of Japan Telecom from 1 October 2003.

Back to Contents

Vodafone Group Plc Annual Report 2004
36

Operating and Financial Review and Prospects continued

2003 financial year compared to 2002 financial year

Mobile telecommunications

UK & Ireland

	Years ended 31 March		Change
	2003	2002
	£m	£m	%

Turnover
United Kingdom	4,026	3,763	7
Ireland	629	477	32

	4,655	4,240	10

Operating profit*
United Kingdom	1,120	941	19
Ireland	206	113	82

	1,326	1,054	26

* Total Group operating profit before goodwill amortisation and exceptional items

The UK & Ireland Region benefited from the first full year inclusion of Vodafone Ireland, which became a subsidiary of the Group in May 2001.

United Kingdom
At 31 March 2003, Vodafone UK was, according to a quarterly review by Oftel, the largest mobile network operator in terms of mobile service revenue share for outbound calls, with a lead of seven percentage points over its nearest competitor.

During the period, Vodafone UK continued to focus on the acquisition of high value customers and as such saw increases in its contract customer base. At 31 March 2003, Vodafone UK’s in-house service provider companies accounted for 57% of the contract customer base, which includes 370,000 customers arising from the acquisition of Cellular Operations Limited during the year.

Vodafone UK continued to invest in its network infrastructure to improve network quality and maintain its position as the leading network, in terms of customer satisfaction. Vodafone UK continues to be recognised in Oftel surveys as the leading UK network, with a call success rate of 98.3%.

The revenue increase in Vodafone UK was as a result of a larger customer base and improved customer mix, activity levels and ARPU.

The improvement in the proportion of contract customers was as a result of the Group’s commercial policy to focus on high value customers. Customer activity levels also improved reflecting the improved customer mix and increased usage. Contract ARPU fell due to the continued migration of higher value prepaid customers to contract tariffs. Despite this migration, ARPU for the prepaid customer base increased due in part to the disconnection of inactive customers. Prepaid churn increased partially due to the migration of prepaid customers onto contract tariffs.

Ireland
In Ireland, strong growth in data revenues resulted in data revenues representing 19.1% of service revenues for the year ended 31 March 2003 and have exceeded 20% of service revenues since December 2002. As a result of this growth in data usage, and continued high levels of voice usage, ARPU in Ireland continued to be amongst the highest in the Group’s European businesses.

Northern Europe

				Local
	Years ended 31 March		Change	currency change
	2003	2002
	£m	£m	%	%

Turnover
Germany	4,646	4,112	13	8
Other Northern Europe	1,531	1,257	22

	6,177	5,369	15

Operating profit*
Germany	1,435	1,429	–	(3)
Other Northern Europe	1,077	745	45

	2,512	2,174	16

* Total Group operating profit before goodwill amortisation and exceptional items

Revenues for the Northern Europe Region comprise those in respect of the Group’s subsidiaries in Germany, the Netherlands, Sweden and Hungary.

Germany
The turnover increase was driven by the improved mix in the customer base and higher usage of both voice and data services.

Contract ARPU decreased as a result of higher contract penetration, including customer migration from prepaid to contract tariffs. Prepaid ARPU increased reflecting higher usage levels.

Total Group operating profit, before goodwill amortisation and exceptional items, remained stable as the effect of the growth in turnover, as describe above, was almost entirely offset by increased costs, predominantly due to higher acquisition costs, and a higher depreciation charge as a consequence of the expenditure on network infrastructure and IT system improvements in the 2002 financial year.

Other Northern Europe
The rest of the Northern Europe Region saw turnover increase due to an increased customer base and an increase in data usage.

Total Group operating profit, before goodwill amortisation and exceptional items benefited from the increase in the Group’s effective stake in SFR from 32.0% to approximately 43.9% in January 2003.

Southern Europe

				Local
	Years ended 31 March		Change	currency change
	2003	2002
	£m	£m	%	%

Turnover
Italy	4,371	3,711	18	13
Other Southern Europe	3,680	3,032	21

	8,051	6,743	19

Operating profit*
Italy	1,588	1,267	25	18
Other Southern Europe	907	805	13

	2,495	2,072	20

* Total Group operating profit before goodwill amortisation and exceptional items

Back to Contents

Annual Report 2004 Vodafone Group Plc
37

Italy
Vodafone Italy’s turnover increase was driven almost entirely by a 16% growth in service revenues (11% when measured in local currency). In addition, equipment sales also increased 36% as the benefits from increased handset prices more than offset the lower gross customer additions. The increase in service revenues was generated by the continued growth in the customer base, improved customer retention and increased ARPU, as the effect of higher usage levels more than offset the voluntary reduction in termination rates. The increase in blended ARPU reflected growth in contract ARPU and growth in prepaid ARPU from €297 to €298 for the same period. Data revenues increased 50% largely as a result of increases in SMS messaging.

Churn decreased primarily as a result of commercial offers and incentives focused on customer loyalty.

The improvement in total Group operating profit, before goodwill amortisation and exceptional items, was principally driven by the growth in turnover, as described above, and the continued focus on controlling acquisition and retention costs.

Other Southern Europe
The increase in results in the Group’s other interests was driven by growth in Vodafone Spain and Vodafone Greece, which saw turnover increase by 21% and 35%, respectively, (16% and 29%, respectively, when measured in local currency) as a result of growth in the customer base, with venture customer numbers in controlled operations increasing by 15% since 31 March 2002, and improved ARPU. The Southern Europe Region also experienced higher roaming revenues and significant growth in data revenues from increased SMS activity during the financial year ended 31 March 2003.

Americas

				Local
	Years ended 31 March		Change	currency change
	2003	2002
	£m	£m	%	%

Turnover
Verizon Wireless	–	–	–	–
Other Americas	5	12	(58)

	5	12	(58)

Operating profit*
Verizon Wireless	1,270	1,332	(5)	5
Other Americas	(51)	(15)	–

	1,219	1,317	(7)

* Total Group operating profit before goodwill amortisation and exceptional items

The Americas Region predominantly comprises the Group’s interests in Verizon Wireless and Grupo Iusacell, both of which are accounted for using equity accounting. Accordingly, the turnover from these operations are not included in the Group’s statutory profit and loss account.

The results of the Americas Region, which largely reflect the Group’s interest in Verizon Wireless, were adversely affected by the relative strength of sterling against the US dollar.

Verizon Wireless
In Verizon Wireless, total Group operating profit, before goodwill amortisation and exceptional items, decreased as a result of foreign exchange movements. When measured in local currency, total Group operating profit, before goodwill amortisation and exceptional items, increased 5%, driven by customer growth and improved usage, particularly in data revenues, which increased by 106% over the comparable period to £136 million. ARPU increased due to a focus on selling plans with higher access price points, also reflected in an increase in acquisition and retention costs.

Other Americas
The total Group operating loss, before goodwill amortisation and exceptional items, for the other interests of the Group in the Americas Region, increased due to the deterioration in the financial performance of Grupo Iusacell.

Asia Pacific

				Local
	Years ended 31 March		Change	currency change
	2003	2002
	£m	£m	%	%

Turnover
Japan	7,539	3,323	127	132
Other Asia Pacific	825	749	10

	8,364	4,072	105

Operating profit*
Japan	1,310	523	150	152
Other Asia Pacific	111	66	68

	1,421	589	141

* Total Group operating profit before goodwill amortisation and exceptional items

The results of the Asia Pacific Region increased mainly from the full year inclusion of Vodafone Japan, which became a subsidiary of the Group on 11 October 2001.

Japan
Vodafone Japan continued to produce the highest ARPU in the Group and, although voice ARPU declined as expected, data and content revenues continued to improve. This increase was largely driven by the increase in J-Sky (now rebranded Vodafone live!™) web usage and content revenue, together with the continued success of Vodafone Japan’s other data offerings, “Sha-mail” and “Movie Sha-mail”.

Vodafone Japan’s total Group operating profit, before goodwill amortisation and exceptional items, increased as a result of the stake changes and the benefits of increased turnover and corporate efficiency initiatives. Average acquisition and retention costs reduced as a result of lower customer acquisition subsidies and more cost efficient purchasing. However, the increase in total Group operating profit, before goodwill amortisation and exceptional items, as a result of these measures was partially offset by an increase in the depreciation charge as a result of the launch of 3G services.

Other Asia Pacific
The results of the Group’s other operations in the Asia Pacific Region improved principally as a result of a focus on operational efficiencies in Vodafone Australia and Vodafone New Zealand.

Middle East and Africa

	2003	2002	Change
	£m	£m	%

Turnover	290	306	(5)
Operating profit*	197	161	22

* Total Group operating profit before goodwill amortisation and exceptional items

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

Back to Contents

Vodafone Group Plc Annual Report 2004
38
Operating and Financial Review and Prospects continued

reported improved results as its operations in Tanzania, Lesotho and the Democratic Republic of Congo continued to grow. Safaricom also improved its profitability in the year.

Other operations

The Group’s other operations reported a total Group operating profit, before goodwill amortisation and exceptional items, of £11 million for the year ended 31 March 2003, compared with a loss of £323 million for the year ended 31 March 2002. Japan

Telecom, which became a subsidiary of the Group in October 2001, accounted for a total Group operating profit, before goodwill amortisation and exceptional items, of £149 million for the year ended 31 March 2003, compared with a loss of £17 million in the prior year, as the benefits of management’s transformation plan start to be realised. The Group’s European non-mobile businesses, principally Arcor and Cegetel, also reported reduced losses, from £306 million for the year ended 31 March 2002 to £138 million for the year ended 31 March 2003.

Summary of Key Performance Indicators (“KPIs”) for principal markets

	31 Mar 2004	31 Mar 2003	31 Mar 2002

United Kingdom
Customers (’000s)(1)	14,095	13,300	13,186
Prepaid (%)	60	59	62
Activity level (%)(1)	91	91	89
Churn (%)(1)	29.6	30.0	27.3
ARPU (£)(1)
– Prepaid	130	125	118
– Contract	551	518	555
– Blended	309	286	276
Non-voice revenue as a % of
service revenues(2)	16.1	14.4	11.8
Acquisition and retention costs
net of equipment revenues, as
a % of service revenues(3)	15.6	11.9	N/A

	31 Mar 2004	31 Mar 2003	31 Mar 2002

Germany
Customers (’000s)(1)	25,012	22,940	21,434
Prepaid (%)	51	53	57
Activity level (%)(1)	93	92	91
Churn (%)(1)	18.7	21.2	23.5
ARPU (€)(1)
– Prepaid	130	130	110
– Contract	494	519	559
– Blended	310	313	298
Non-voice revenue as a % of
service revenues(2)	17.4	16.4	14.4
Acquisition and retention costs
net of equipment revenues, as
a % of service revenues(3)	13.4	12.6	N/A

	31 Mar 2004	31 Mar 2003	31 Mar 2002

Italy
Customers (’000s)(1)	21,137	19,412	17,711
Prepaid (%)	92	92	91
Activity level (%)(1)	93	95	93
Churn (%)(1)	16.7	17.3	18.9
ARPU (€)(1)
– Prepaid	309	298	297
– Contract	900	818	769
– Blended	361	347	345
Non-voice revenue as a % of
service revenues(2)	13.3	11.3	8.7
Acquisition and retention costs
net of equipment revenues, as
a % of service revenues(3)	2.8	3.4	N/A

	31 Mar 2004	31 Mar 2003	31 Mar 2002

Japan
Customers (’000s)(1)	14,951	13,912	12,185
Prepaid (%)	9	6	4
Activity level (%)(1)	97	98	99
Churn (%)(1)	23.0	23.3	25.6
ARPU (¥)
– Prepaid	N/A	N/A	N/A
– Contract	N/A	N/A	N/A
– Blended	80,695	87,159	91,903
Non-voice revenue as a % of
service revenues(2)	21.9	20.3	15.1
Acquisition and retention costs
net of equipment revenues, as
a % of service revenues(3)	21.0	21.9	N/A

Notes:

(1)	See page 23 for definitions.

(2)	Non-voice services as a percentage of service revenues is calculated before the elimination of intercompany revenue. This performance indicator is used by management to assess the growth in data revenues. Management believes that this performance indicator provides useful information for investors regarding trends in service revenues in mobile telecommunications derived from data products and services and the extent to which customers are increasing or decreasing their use of data products such as SMS and Vodafone live!™.

(3)	Acquisition and retention costs, net of equipment revenues, as a percentage of service revenues is calculated before the elimination of intercompany revenue. This performance indicator is used by management to compare the level of acquisition and retention activity to prior periods and internal forecasts. Management believes that this performance indicator provides useful information for investors regarding trends in the costs of acquiring and retaining customers.

Back to Contents

Annual Report 2004 Vodafone Group Plc
39

Balance Sheet

Certain comparative amounts have been restated as a result of changing accounting standards as described in note 37 “Changes in accounting standards”.

Assets
Intangible fixed assets decreased from £108,085 million at 31 March 2003 to £93,622 million at 31 March 2004, as a result of £13,095 million of goodwill amortisation and £98 million of other amortisation charges to the profit and loss account in the 2004 financial year and £2,714 million of exchange movements, partially offset by £1,434 million of goodwill arising on acquisitions made in the 2004 financial year. See “Business Overview – History and Development of the Company – Acquisitions of businesses”.

Tangible fixed assets decreased from £19,574 million at 31 March 2003 to £18,083 million at 31 March 2004 as a result of £4,362 million depreciation charges in the 2004 financial year and assets disposed of with Japan Telecom, offset by £4,751 million of additions during the year. Network infrastructure assets of £14,823 million (2003: £16,230 million) represented approximately 82% (2003: 83%) of the total tangible fixed asset base at 31 March 2004. Additions to network infrastructure in the year totalled £3,299 million. The capital expenditure on 3G network infrastructure is discussed in “Business Overview – Licences and network infrastructure”. The net book value of tangible fixed assets resulting from the disposal of Japan Telecom during the year amounted to £1,309 million.

The Group’s investments in associated undertakings reduced from £25,825 million at 31 March 2003 to £21,226 million at 31 March 2004 mainly as result of £2,830 million of exchange movements and £2,112 million of goodwill amortisation charges in the 2004 financial year.

Other fixed asset investments at 31 March 2004 totalled £1,049 million (2003: £1,164 million) and include the Group’s equity interest in China Mobile.

Current assets increased to £13,149 million from £8,591 million principally as a result of the increase in cash and liquid investments in the 2004 financial year. See “Liquidity and Capital Resources – Cash flows”.

Liabilities
The Group’s total liabilities increased by only 1.4% over the 2004 financial year.

Equity shareholders’ funds
Total equity shareholders’ funds decreased from £128,630 million at 31 March 2003 to £111,924 million at 31 March 2004. The decrease comprises the loss for the year of £9,015 million (which includes goodwill amortisation of £15,207 million and exceptional items, net of tax and minority interests, of £6 million), equity dividends of £1,378 million, net currency translation losses of £5,292 million, purchases of treasury shares of £1,088 million and £19 million of other movements, offset by the issue of new share capital of £86 million.

Equity Dividends

The table below sets out the amounts of interim, final and total cash dividends paid or, in the case of the final dividend for the 2004 financial year, proposed in respect of each financial year indicated both in pence per ordinary share and translated, solely for convenience, into cents per ordinary share at the Noon Buying Rate on each of the respective payment dates for such interim and final dividends.

	Pence per ordinary share				Cents per ordinary share

Year ended 31 March	Interim	Final		Total	Interim	Final		Total

2000	0.6550	0.6800		1.3350	1.0430	1.0227		2.0657
2001	0.6880	0.7140		1.4020	0.9969	1.0191		2.0160
2002	0.7224	0.7497		1.4721	1.0241	1.1422		2.1663
2003	0.7946	0.8983		1.6929	1.2939	1.4445		2.7384
2004	0.9535	1.0780	(1)	2.0315	1.7601	1.9305	(2)	3.6906

Notes:

(1)	The final dividend for the year was proposed on 25 May 2004 and is payable on 6 August 2004 to holders of record as of 4 June 2004.

(2)	The final dividend will be payable in US dollars to ADS holders under the terms of the deposit agreement. The final dividend in sterling has been translated at the Noon Buying Rate at 24 May 2004.

The Company has historically paid dividends semi-annually, with the regular interim dividend payable in February and the regular final dividend payable in August. The directors expect that the Company will continue to pay dividends semi-annually.

In considering the level of dividend to declare and recommend, the Board takes account of the outlook for earnings growth, operating cash flow generation, capital expenditure requirements, acquisitions and divestments together with the possibilities for debt reductions and share purchases. Accordingly, the directors are recommending a final dividend of 1.0780 pence per share, bringing the total for the year to 2.0315 pence per share, representing a 20% increase over last year’s total dividend. The Board expects progressively to increase the payout ratio in the future.

Cash dividends, if any, will be paid by the Company in respect of ordinary shares in pounds sterling or, to holders of ordinary shares with a registered address in a country which has adopted the euro as its national currency, in euro, unless shareholders wish to elect to continue to receive dividends in sterling, are participating in the Company’s Dividend Restatement Plan, or have mandated their dividend payment to be paid directly into a bank or building society account in the United Kingdom. In accordance with the Company’s Articles of Association, the sterling: euro exchange rate will be determined by the Company shortly before the payment date.

The Company will pay the ADS Depositary, The Bank of New York, its dividend in US dollars. The sterling: US dollar exchange rate for this purpose will be determined by the Company shortly before the payment date. Cash dividends to ADS holders will be paid by the ADS Depositary in US dollars.

US GAAP Reconciliation

Net loss under US GAAP for the year ended 31 March 2004 was £8,127 million (2003: £9,055 million). This compares with a net loss of £9,015 million (2003: £9,819 million) under UK GAAP. The principal differences between US GAAP and UK GAAP, as they relate to the determination of net loss, are the methods of accounting for intangible assets, capitalisation of interest and taxation.

In the year to 31 March 2004, revenues from continuing operations under US GAAP were £27,653 million compared with revenues from continuing operations under UK GAAP of £32,741 million. In the year to 31 March 2003, revenues from continuing operations under US GAAP were £22,416 million compared with revenues from continuing operations under UK GAAP of £28,547 million. The difference in both periods relates primarily to the non-consolidation of Vodafone Italy. The existence of significant participating rights of minority shareholders has required the equity method of accounting to be adopted under US GAAP rather than the full consolidation of results under UK GAAP. This has not affected the net income of the Group.

For a further explanation of the differences between UK GAAP and US GAAP, including a summary of the impact of recently issued US accounting standards, see note 36 to the Consolidated Financial Statements, “US GAAP information”.

Back to Contents

Vodafone Group Plc Annual Report 2004
40
Operating and Financial Review and Prospects continued

Liquidity and Capital Resources

Cash flows
The major sources of Group liquidity over the three years ended 31 March 2004 have been cash generated from operations, borrowings through long term and short term issuance in the capital markets, borrowings drawn from committed bank facilities, asset disposals and, for the year ended 31 March 2002 only, the proceeds from a share issuance. The Group does not use off-balance sheet special purpose entities as a source of liquidity or for other financing purposes.

The Group’s key sources of liquidity for the foreseeable future are likely to be cash generated from operations and borrowings through long term and short term issuances in the capital markets, as well as committed bank facilities. Additionally, the Group has a put option in relation to its interest in Verizon Wireless which, if exercised, could provide material cash inflow. Please see “Option agreements”.

The Group’s liquidity and working capital may be affected by a material decrease in cash flow due to factors such as increased competition, litigation, timing of tax payments and the resolution of outstanding tax issues, regulatory rulings, delays in development of new services and networks, inability to receive expected revenues from the introduction of new services, reduced dividends from associates and investments or dividend payments to minority shareholders. See “Risk Factors”, above. The Group is also party to a number of option agreements that may result in a cash outflow if exercised. Option agreements are discussed further in “Option agreements” at the end of this section.

Wherever possible, surplus funds in the Group (except in Albania, Egypt and Hungary) are transferred to the centralised treasury department through repayment of borrowings, deposits and dividends. These are then on-lent or contributed as equity to fund Group operations, used to retire external debt or invested externally.

Increase in cash in the year
During the year ended 31 March 2004, the Group increased its net cash inflow from operating activities by 11% to £12,317 million and generated £1,069 million of net cash flow, as analysed in the following table.

The Group holds its cash and liquid investments in accordance with the counterparty and settlement risk limits of the Board approved treasury policy. The main forms of liquid investments at 31 March 2004 were collateralised deposits, money market funds and euro commercial paper.

	Year ended	Year ended
	31 March	31 March
	2004	2003
	£m	£m

Net cash inflow from operating
activities (Note 28)	12,317	11,142

Purchase of intangible fixed assets	(21)	(99)
Purchase of tangible fixed assets	(4,508)	(5,289)
Disposal of tangible fixed assets	158	109

Net capital expenditure on intangible
and tangible fixed assets	(4,371)	(5,279)

	7,946	5,863
Dividends from joint ventures
and associated undertakings	1,801	742
Taxation	(1,182)	(883)

Interest on group debt	31	(475)
Dividends from investments	25	15
Dividends paid to minority interests	(100)	(91)

Net cash outflow for returns on
investments and servicing of finance	(44)	(551)

Free cash flow	8,521	5,171
Other net capital expenditure and
financial investment	104	(80)
Net cash outflow from acquisitions and disposals	(1,312)	(4,880)
Equity dividends paid	(1,258)	(1,052)
Management of liquid resources	(4,286)	1,384
Net cash outflow from financing	(700)	(150)

Increase in cash in the year	1,069	393

Capital expenditure and financial investment
The decrease in net cash outflow for capital expenditure and financial investment from £5,359 million for the year ended 31 March 2003 to £4,267 million for the year ended 31 March 2004 was due primarily to the timing of cash payments for tangible fixed assets.

During the year ended 31 March 2004, £21 million was spent on intangible assets, principally in respect of additional GSM spectrum in Italy. The Group’s expenditure on tangible fixed assets reduced by £781 million to £4,508 million during the 2004 financial year, including approximately £1.5 billion spent on 3G network infrastructure.

The Group expects capitalised tangible fixed asset additions to be approximately £5 billion in the next financial year. Incremental expenditure on 3G infrastructure in the 2005 financial year is expected to represent approximately 35% of total capital expenditure, and is expected to be financed through operating cash flows and existing borrowing facilities.

Dividends from associated undertakings and dividends to minority shareholders
Dividends from the Group’s associated undertakings are generally paid at the discretion of the Board of directors or shareholders of the individual operating companies and Vodafone has no rights to receive dividends, except where specified within certain of the companies’ shareholders’ agreements. Similarly, the Group does not have existing obligations under shareholders’ agreements to pay dividends to minority interest partners of Group subsidiaries, except as specified below.

Included in the dividends received from joint ventures and associated undertakings was an amount of £671 million received from Verizon Wireless. Until April 2005, Verizon

Back to Contents

Annual Report 2004 Vodafone Group Plc
41

Wireless’ distributions are determined by the terms of the partnership agreement distribution policy and comprise income distributions and tax distributions. After the current distribution policy expires, tax distributions will continue and a new distribution policy is expected to be set by the Board of Representatives of Verizon Wireless. In making such policy determinations, the Board shall take into account relevant facts and circumstances including, without limitation, the financial performance and capital requirements of Verizon Wireless. Current projections forecast that tax distributions will not be sufficient to cover the US tax liabilities arising from the Group’s partnership interest until 2015, and in the absence of additional distributions above the level of tax distributions during this period, this will result in a net cash outflow for the Group. Under the terms of the partnership agreement, the Board has no obligation to provide for additional distributions above the level of the tax distributions.

Pursuant to changes in shareholder agreements that were effected in December 2003, from 1 January 2004 SFR commenced making scheduled quarterly dividend payments. During the year ended 31 March 2004, cash dividends totalling £802 million were received in respect of SFR’s earnings during the 2002 and 2003 financial years.

Verizon Communications has an indirect 23.1% shareholding in Vodafone Italy and, under the terms of the shareholders’ agreement, can request dividends to be paid, provided that such dividend would not impair the financial condition or prospects of Vodafone Italy including, without limitation, credit ratings. For the year ended 31 March 2004, Verizon Communications represented that it had no intention of requesting a dividend. Should circumstances change and dividends be paid in later periods, this may result in material cash outflows. At 31 March 2004, Vodafone Italy had cash on deposit with Group companies of £3,201 million.

Acquisitions and disposals
Net cash outflow from acquisitions and disposals of £1,312 million in the 2004 financial year arose primarily in respect of the business acquisitions of additional stakes in certain existing European subsidiary undertakings and the acquisition of three UK independent service providers, partially offset by the disposal of Japan Telecom. The acquisitions are described in more detail under “Business Overview –History and Development of the Company” and “Business Overview – Mobile Telecommunications” above.

An analysis of the main transactions in the year ended 31 March 2004 is shown below.

£m
Acquisitions:
Vodafone Portugal	(410)
Vodafone Netherlands	(144)
Vodafone Greece	(815)
Singlepoint	(417)
Other acquisitions	(278)
Net cash acquired with subsidiary undertakings	10
Disposals:
Japan Telecom	966
Other disposals	34
Net cash disposed of with subsidiary undertakings	(258)

(1,312)

Share purchase programme
When considering how increased returns to shareholders can be provided in the form of dividends and share purchases, the Board reviews the free cash flow, anticipated cash requirements and gearing of the Group.

On 18 November 2003, the directors decided to introduce a share purchase programme and allocated £2.5 billion to this programme. Shares have been purchased on market on the London Stock Exchange in accordance with shareholder approval obtained at the Annual General Meeting (“AGM”) in July 2003 and which expires at the conclusion of the Company’s AGM on 27 July 2004. The maximum share price payable for any share purchase is no greater than 105% of the average of the middle market closing price of the Company’s share price on the London Stock Exchange for the five business days immediately preceding the day on which any shares were contracted to be purchased. Purchases are made only if accretive to EPS, before goodwill amortisation and exceptional items. In accordance with the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 issued on 1 December 2003, shares purchased are held in treasury.

For the period from 1 December 2003 to 31 March 2004, 800 million shares for a total consideration of £1.1 billion, including stamp duty and broker commissions, were purchased. The average share price paid, excluding transaction costs, was 135.3 pence, compared with the average volume weighted price over the same period of 137.5 pence.

The Board intends to decide the amount to allocate to the share purchase programme on an annual basis at the end of each financial year. In addition to the £1.1 billion already expended, £3 billion of shares are planned to be purchased during the next year, starting in early June 2004, subject to maintenance of credit ratings, superseding the £2.5 billion announced in November 2003. Because shareholder approval to purchase shares expires on 27 July 2004, this amount is subject to receiving renewed shareholder approval on 27 July 2004 at the AGM. In addition to ordinary market purchases, the Company currently plans to purchase shares over its close periods by selling short dated put options, subject to receiving shareholder approval at the AGM, and by placing irrevocable purchase instructions, both prior to the start of a close period.

Further details of shares purchased under the programme during the 2004 financial year are shown in note 23.

From 1 April 2004 through to 8 June 2004, 189.5 million shares for a total consideration of £242 million, including stamp duty and broker commissions, were purchased.

Funding
As a result of the cash flow items discussed above and £144 million of foreign exchange movements, the Group’s consolidated net debt position at 31 March 2004 decreased to £8,488 million, from £13,839 million at 31 March 2003. This represented approximately 10% of the Group’s market capitalisation at 31 March 2004 compared with 18% at 31 March 2003. Average net debt at month end accounting dates over the twelve month period ended 31 March 2004 was £11,164 million, and ranged between £8,488 million and £13,839 million during the year.

A further analysis of net debt, including a full maturity analysis, can be found in notes 18 and 19 to the Consolidated Financial Statements.

The Group remains committed to maintaining a solid credit profile, as currently demonstrated by its stable credit ratings of P-1/F1/A-1 short term and A2/A/A long term from Moody’s, Fitch Ratings and Standard & Poor’s, respectively. Credit ratings are not a recommendation to purchase, hold or sell securities, in as much as ratings do not comment on market price or suitability for a particular investor, and are subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently.

The Group’s credit ratings enable it to have access to a wide range of debt finance including commercial paper, bonds and committed bank facilities.

Commercial paper programmes
The Group currently has US and euro commercial paper programmes of $15 billion and £5 billion, respectively, which are available to be used to meet short term liquidity requirements and which were undrawn at 31 March 2004 and 31 March 2003. The commercial paper facilities are supported by $10.4 billion (£5.7 billion) of committed bank facilities, comprised of a $5.5 billion Revolving Credit Facility that matures in June 2004, but which can be extended for one year, and a $4.9 billion Revolving Credit Facility that matures in June 2006. As at 31 March 2004, no amounts had been drawn under either facility.

Back to Contents

Vodafone Group Plc Annual Report 2004
42
Operating and Financial Review and Prospects continued

Bonds
The Group has a €15 billion Medium Term Note programme and a $12 billion US shelf programme, both of which are used to meet medium to long term funding requirements. At 31 March 2004, amounts of €9.2 billion and $nil, respectively, were in issue from these programmes.

The following table provides a summary of the Group’s bond issues, each of which have been undertaken since 1 April 2003 for general corporate purposes, including working capital.

Bond issues during 2004 financial year

10 April 2003
$500m 5.375% bond with maturity 30 January 2015
€500m 5.125% bond with maturity 10 April 2015
€250m 4.625% bond with maturity 31 January 2008

4 June 2003
£150m 6.25% bond with maturity 10 July 2008
€750m 5.0% bond with maturity 4 June 2018

26 June 2003
$500m 4.625% bond with maturity 15 July 2018

22 September 2003
$1,000m 5.0% bond with maturity 16 December 2013

4 December 2003
£250m 5.625% bond with maturity 4 December 2025

On 22 April 2003, Vodafone Americas, Inc. cancelled the following bonds after repurchase by tender: Bond buy backs in the 2004 financial year

$137.8m of $200m 6.35% bond with maturity 2005 $182.3m of $400m 7.50% bond with maturity 2006 $249.8m of $500m 6.65% bond with maturity 2008 DEM 308.4m of DEM 400m bond with maturity 2008

With respect to the US dollar bonds, a total cash payment of $658 million was made to acquire 68.9%, 45.6% and 50.0% of the 2005, 2006 and 2008 issues respectively. The DEM bond repurchase resulted in a total cash payment of €175 million to acquire 77.1% of the issue.

As at 31 March 2004, the Group had a total of £12,428 million of capital market debt in issue.

Committed facilities
The following table summarises the committed bank facilities currently available to the Group.

Committed Bank Facilities	Amounts drawn

29 November 2001 ¥225 billion term credit facility, maturing 15 January 2007, entered into by Vodafone Finance K.K.	The facility was drawn down in full on 15 October 2002. The facility is available for general corporate purposes, although amounts drawnmust be on-lent to Vodafone Group Plc.

26 June 2003 $5.5 billion 364-day Revolving Credit Facility, maturing 25 June 2004 with an option to extend for one year.	No drawings have been made against this facility. The facility supports the Group’ s commercial paper programmes and may be used to fund working capital requirements.

26 June 2003 $4.9 billion Revolving Credit Facility, maturing 26 June 2006.	No drawings have been made against this facility.The facility supports the Group’ s commercial paper programmes and may be used for general corporate purposes including acquisitions.

Under the terms and conditions of the $10.4 billion bank facilities, lenders have the right, but not the obligation, to cancel their commitments and have outstanding advances repaid no sooner than 30 days after notification of a change of control of the Company. The facility agreements provide for certain structural changes that do not affect the obligations of the Company to be specifically excluded from the definition of a change of control. This is in addition to the rights of lenders to cancel their commitment if the Company has committed an event of default.

Substantially the same terms and conditions apply in the case of Vodafone Finance K.K.’s ¥225 billion term credit facility, although the change of control provision is applicable to any guarantor of borrowings under the term credit facility. As of 31 March 2004, the Company was the sole guarantor.

In addition, Vodafone Japan has fully drawn bilateral facilities totalling ¥12.1 billion (£63 million). These bilateral bank facilities expire at various dates up to January 2007.

Furthermore, certain of the Group’s subsidiary undertakings are funded by external facilities which are non-recourse to any member of the Group other than the borrower, due to the level of country risk involved. These facilities may only be used to fund their operations. Vodafone Egypt has a partly drawn syndicated bank facility of EGP 2.0 billion (£176 million) that fully expires in September 2007, Vodafone Hungary has a partly drawn syndicated bank facility of €350 million (£234 million), drawn in or swapped into Hungarian forints, that fully expires in December 2008 and Vodafone Albania has committed facilities of €85 million (£57 million) that expire at various dates up to and including October 2012.

In aggregate, the Group has committed facilities of approximately £7,366 million, of which £5,793 million was undrawn at 31 March 2004.

The Group believes that it has sufficient funding for its expected working capital requirements. Further details regarding the maturity, currency and interest rates of the Group’s gross borrowings at 31 March 2004 are included in note 19 to the Consolidated Financial Statements.

Financial assets and liabilities
Details of the Group’s treasury management and policies are set out below in “Quantitative and Qualitative Disclosures About Market Risk”. Analyses of financial assets and liabilities, including the maturity profile of debt, currency and interest rate structure, are included in notes 18 and 19 to the Consolidated Financial Statements.

Back to Contents

Annual Report 2004 Vodafone Group Plc
43

Contractual obligations
A summary of the Group’s principal contractual financial obligations is shown below. Further details on the items included can be found in the notes to the Consolidated Financial Statements.

			Payments due by period £m (years)

Contractual obligations	Total	<1 year	1-3 years	3-5 years	>5 years

Short term debt	2,054	2,054	–	–	–
Long term debt	12,224	–	3,256	1,698	7,270
Operating lease commitments	2,737	586	661	474	1,016
Capital commitments	866	866	–	–	–
Purchase commitments	957	890	39	10	18
Preference shares	875	12	–	–	863

Total contractual cash obligations	19,713	4,408	3,956	2,182	9,167

An analysis of the Group’s commitments under short and long term debt is shown in note 19 and commitments under operating leases in note 26 to the Consolidated Financial Statements.

Capital commitments shown in the table above are estimated to represent approximately 17% of the Group’s total capital expenditure in the 2005 financial year and are primarily related to network infrastructure. Purchase commitments predominantly comprise commitments for handsets.

The above table of contractual obligations excludes potential cash outflows of up to £2.6 billion in relation to additional investments in Japan that were announced on 25 May 2004 (see note 33 to the Consolidated Financial Statements), commitments in respect of options over interests in Group businesses held by minority shareholders (see “Option agreements”) and obligations to pay dividends to minority shareholders (see “Dividends from associated undertakings and dividends to minority interests”). Disclosures required by FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, are provided in note 27 to the Consolidated Financial Statements.

Option agreements
Potential cash inflows
As part of the agreements entered into upon the formation of Verizon Wireless, the Company entered into an Investment Agreement with Verizon Communications, formerly Bell Atlantic Corporation, and Verizon Wireless. Under this agreement, dated 3 April 2000, the Company has the right to require Verizon Communications or Verizon Wireless to acquire interests in the Verizon Wireless partnership from the Company with an aggregate market value of up to $20 billion during certain periods up to August 2007, dependent on the value of the Company’s 45% stake in Verizon Wireless. This represents a further potential source of liquidity to the Group.

Exercise of the option may occur in either one or both of two phases. The Phase I option may be exercised during the period commencing 30 days before and ending 30 days after 10 July 2004 and provides for the aggregate amount paid to not exceed $10 billion. The Phase II Option may be exercised during the periods commencing 30 days before and ending 30 days after any one or more of 10 July 2005, 10 July 2006 and 10 July 2007. The Phase II Option also limits the aggregate amount paid to $20 billion, less any amounts paid under Phase I, and caps the payments under single exercises to $10 billion. Determination of the market value of the Company’s interests will be by mutual agreement of the parties to the transaction or, if no such agreement is reached within 30 days of the valuation date, by appraisal. If an initial public offering takes place and the common stock trades in a regular and active market, the market value of the Company’s interest will be determined by reference to the trading price of common stock.

Potential cash outflows
In respect of the Group’s interest in the Verizon Wireless partnership, an option granted to Price Communications, Inc. by Verizon Communications is exercisable at any time up to and including 15 August 2006. The option gives Price Communications, Inc. the right to exchange its preferred limited partnership interest in Verizon Wireless of the East LP for either equity of Verizon Wireless (if an initial public offering of such equity occurs), or common stock of Verizon Communications. The option exercise would result in an exchange for shares at a fixed value of $1.113 billion plus a preferred allocation of profits from Verizon Wireless of the East LP on a quarterly basis, but not to exceed 2.9151% per annum. If the exercise occurs, Verizon Communications has the right, but not the obligation, to contribute the preferred interest to the Verizon Wireless partnership, diluting the Group’s interest. However, the Group also has the right to contribute further capital to the Verizon Wireless partnership in order to maintain its percentage partnership interest at the level just prior to the exercise of the option. Such amount would not exceed $1 billion.

Pursuant to an August 1999 shareholder agreement concerning the formation of Vodafone Hungary, Antenna was granted a put option in respect of its interest in Vodafone Hungary. On 7 October 2002 this put option was amended. The amended option gives Antenna the right, but not the obligation, to sell its remaining interest to the Group should its total interest be diluted below 10% of the capital of Vodafone Hungary as a result of a capital increase. The option price is the lower of fair market value or contributed capital plus accretion at the lower of inflation or Budapest interbank offered rate plus 1%. Antenna currently holds a 12.1% interest in Vodafone Hungary.

On 26 November 2002, an option was granted to France Telecom that gives it the right, but not the obligation, to buy 43,561,703 shares (representing a 10.85% stake) in Vodafone Greece at a price of €14.29 per share, following the purchase by the Group of 58,948,830 shares in Vodafone Greece from France Telecom. France Telecom may exercise this option (in whole or in part) at any time until maturity on 29 November 2004. Furthermore, the option will expire when none of France Telecom’s exchangeable notes (maturing on 29 November 2004) with regard to Vodafone Greece remain outstanding. On exercise of the option, the Group would pay in cash the excess of the Vodafone Greece share price over €14.29 per share. At 31 March 2004, Vodafone Greece’s share price was €6.00 per share and the Company is in the process of de-listing its shares, following its tender offer and market purchases resulting in an increase of the Group’s consolidated shareholding to 99.4%.

On 27 November 2003, Vodafone Jersey Holdings Ltd was granted a call option over 20% of the issued ordinary share capital of MTC Vodafone (Bahrain) BSCC. The option is exercisable in two tranches. Tranche one is exercisable at par at any time on or after 28 December 2004 but before 28 December 2007. Tranche two is exercisable at par plus 20% at any time on or after 28 December 2007 but before 28 December 2009.

On 31 December 2003, as part of the restructuring described within “History and Development of the Company”, the Group’s associate investment, SFR, granted a put option to SNCF over its 35% shareholding in Cegetel. SNCF may exercise the put option, consisting of 4,982,353 shares, at any time during the period 1 January 2007 to 31 March 2010 and SNCF has been granted a value floor for the option of an aggregate amount equal to the sum of EUR 183 million plus such amount of interest as has accrued at the euro overnight index average rate on the sum of €32 million between 31 December 2003 and the date on which the transfer of the SNCF shareholding to SFR occurs. Furthermore, the option exercise may be accelerated in certain circumstances. Reciprocally, SNCF has granted SFR a call option over the 35% stake, which may be exercised at any time between 1 April 2010 and 30 June 2013.

As part of ongoing discussions and negotiations with Telecom Egypt, in which it would acquire a minority stake in Vodafone Egypt and enter into a Joint Venture with the Vodafone Group, it has been agreed in principle to grant a put option to Telecom Egypt

Back to Contents

Vodafone Group Plc Annual Report 2004
44

Operating and Financial Review and Prospects continued

over its direct and indirect stake in Vodafone Egypt. The option will give Telecom Egypt the right to put its shares back to the Group at fair market value. If agreed, this right is expected to remain for as long as the Group owns in excess of 20% of Vodafone Egypt. Telecom Egypt acquired 8.6% of Vodafone Egypt in December 2003 and is expected to acquire a further 16.9% from the Group in 2004, thereby enabling it to contribute 25.5% of Vodafone Egypt shares to a 50:50 joint venture with the Group.

Off-balance sheet arrangements
The Group does not use off-balance sheet special purpose entities as a source of liquidity or for other financing purposes. Please refer to notes 26 and 27 to the Consolidated Financial Statements for a discussion of the Group’s off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk
The Group’s treasury function provides a centralised service to the Group for funding, foreign exchange, interest rate management and counterparty risk management. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed annually by the Company’s Board of directors, most recently on 20 January 2004. A Treasury Risk Committee, comprising of the Group’s Financial Director, Company Secretary, Treasurer, Financial Controller and Director of Financial Reporting, meets quarterly to review treasury activities and management information relating to treasury activities. In accordance with the Group treasury policy a quorum for meetings is four members and either the Financial Director or Company Secretary must be present at each. The Group accounting function provides regular update reports of treasury activity to the Board of directors. The Group uses a number of derivative instruments that are transacted, for risk management purposes only, by specialist treasury personnel. The Group’s internal auditors review the internal control environment regularly. There has been no significant change during the financial year, or since the end of the year, to the types of financial risks faced by the Group or the Group’s approach to the management of those risks.

Funding and liquidity
The Group’s policy is to borrow centrally, using a mixture of long term and short term capital market issues and borrowing facilities, to meet anticipated funding requirements. These borrowings, together with cash generated from operations, are on-lent or contributed as equity to certain subsidiaries. The Board of directors has approved three debt protection ratios, being: net interest to operating cash flow (plus dividends from associated undertakings); retained cash flow (operating cash flow plus dividends from associated undertakings less interest, tax, dividends to minorities and equity dividends) to net debt; and operating cash flow (plus dividends from associated undertakings) to net debt. For each of these ratios, net debt includes financial guarantees and redeemable preference shares.

These internal ratios establish levels of debt that the Group should not exceed other than for relatively short periods of time and are shared with Moody’s, Fitch Ratings and Standard & Poor’s.

Interest rate management
The Group’s main interest rate exposures are to euro and yen and, to a lesser extent, US dollar and sterling interest rates. Under the Group’s interest rate management policy, interest rates on monetary assets and liabilities are maintained on a floating rate basis, unless the forecast interest charge for the next eighteen months is material in relation to forecast results, in which case interest rates are fixed. In addition, fixing shall be undertaken for longer periods when interest rates are statistically low. The term structure of interest rates is managed within limits approved by the Board, using derivative financial instruments such as swaps, futures, options and forward rate agreements.

At the end of the year, 20% (2003: 9%) of the Group’s gross borrowings were fixed for a period of at least one year. A one hundred basis point rise in market interest rates for all currencies in which the Group had borrowings at 31 March 2004 would adversely affect profit before taxation by approximately £21 million. The interest rate management policy has remained unaffected by the acquisitions completed during the financial year. Note 19 to the Consolidated Financial Statements contains analysis of the Group’s currency and interest profile of financial liabilities.

Foreign exchange management
Foreign currency exposures arising from known future external transactions above certain de minimis levels are hedged, including those resulting from the repatriation of international dividends and loans. Forward foreign exchange contracts are the derivative instrument most used for this purpose.

Although the Group reports its balance sheet in sterling, which is the principal currency for most transactions undertaken in its shares, it does not hedge its foreign currency balance sheet exposure for three reasons. First, the Group believes its shareholders principally value its shares by discounting its estimated future sterling and foreign currency cash flows and converting to sterling at appropriate rates where necessary. Secondly, the Group manages the currency of its net debt according to banded multiples of those currencies’ operating cash flows, adjusted for dividends and share purchases. As such, at 31 March 2004, 119% of net debt were denominated in currencies other than sterling (59% euro, 57% yen and 3% US dollar) and 19% of net debt had been purchased forward in sterling in anticipation of sterling denominated shareholder returns via share purchases and dividends. This allows debt to be serviced in proportion to anticipated cash flows and therefore provides a partial hedge against profit and loss account translation exposure, as interest costs will be denominated in foreign currencies. Thirdly, certain overseas businesses have foreign currency acquisition goodwill allocated whilst other assets do not, therefore making balance sheet comparisons difficult. A relative weakening in the value of sterling against certain currencies of countries where the Group operates has resulted in a currency translation adjustment charge of £5,292 million to Group reserves in the year ended 31 March 2004 (2003: £9,039 million credit).

When the Group’s international net earnings for 2004 are retranslated using a 10% strengthening/weakening of sterling against all exchange rates, the 2004 total Group operating loss would be reduced/increased by £451 million (2003: £595 million).

Counterparty risk management
Cash deposits and other financial instrument transactions give rise to credit risks on the amounts due from counterparties. The Group regularly monitors these risks and the credit ratings of its counterparties and, by policy, limits the aggregate credit and settlement risk it may have with one counterparty. While these counterparties may expose the Group to credit losses in the event of non-performance, it considers the possibility of material loss to be acceptable because of these control procedures. Additional information is set out in notes 19 and 20 to the Consolidated Financial Statements.

Trend Information and Outlook
Seasonality
The Group’s financial results and cash flows have not, historically, been subject to significant seasonal trends between the first and second half of the financial year, though there are a number of offsetting trends.

Traditionally, the Christmas period sees a higher volume of customer connections, contributing to higher equipment and connection revenues in the second half of the financial year. Ongoing airtime revenues also demonstrate signs of seasonality, with revenues generally lower during February, which is a shorter than average month, and revenues from roaming charges higher during the summer months as a result of increased travel by customers.

There is no assurance that these trends will continue in the future.

Back to Contents

Annual Report 2004 Vodafone Group Plc
45

Outlook
For the year ending 31 March 2005
In the coming year, on an organic basis, the Group anticipates high single-digit average proportionate mobile customer growth, leading to growth in Group turnover the 2005 financial year compared to the 2004 financial year.

The ongoing impact of the commercial launch of 3G services is expected to increase depreciation and amortisation by around £0.6 billion in the 2005 financial year.

Factors that may affect the Group’s future tax charge include the absence of one-off restructuring benefits, the resolution of open issues, future planning opportunities, corporate acquisitions and disposals, and changes in tax legislation and rates.

For the 2005 financial year, total capitalised fixed asset additions are expected to be around £5 billion, slightly higher than the £4.8 billion for the year ended 31 March 2004, mainly due to deferred investment from that year.

Free cash flow is expected to be around £7 billion, lower than in the 2004 financial year, due to:

– the inclusion in that year of:

•	£0.6 billion of one-off receipts from hedging instruments; and

•	£0.2 billion of free cash flow from the fixed line business in Japan which has been sold,

– together with higher cash expenditure expected in the 2005 financial year on:

•	approximately £1 billion of additional capital expenditure, mainly due to the unwinding of capital creditors; and

•	tax payments, which are expected to be under £2 billion.

Non-GAAP Information

In presenting and discussing the Group’s reported results, free cash flow is calculated and presented on the basis of methodologies other than in accordance with UK GAAP.

The Group believes that it is both useful and necessary to communicate this non-GAAP measure to investors and other interested parties, for the following reasons:

–	this statement allows the Company and external parties to evaluate the Group’s liquidity and the cash generated by the Group’s operations. Free cash flow does not include cash flows relating to acquisitions and disposals or financing activities and so reflects the cash available for such activities, to strengthen the balance sheet or to provide returns to shareholders in the form of dividends or share repurchases;

–	it facilitates comparability of results with other companies; and,

–	it is useful in connection with discussion with the investment analyst community and the debt rating agencies.

A reconciliation of net cash flow inflow from operating activities, the closest equivalent GAAP measure, to free cash flow, is shown below:

	Years ended 31 March
	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m
Net cash inflow from operating activities	12,317	11,142	8,102	4,587	2,510
Purchase of intangible fixed assets	(21)	(99)	(325)	(13,163)	(185)
Purchase of tangible fixed assets	(4,508)	(5,289)	(4,145)	(3,698)	(1,848)
Disposal of tangible fixed assets	158	109	75	275	294
Dividends received from joint ventures and associated undertakings	1,801	742	139	353	236
Taxation	(1,182)	(883)	(545)	(1,585)	(325)
Net cash outflow for returns on investments and servicing of finance	(44)	(551)	(936)	(47)	(406)

Free cash flow	8,521	5,171	2,365	(13,278)	276

Back to Contents

Vodafone Group Plc Annual Report 2004
46
Board of Directors and Group Executive Committee

Directors and Senior Management

The business of the Company is managed by its Board of directors. The Company’s Articles of Association provide that, until otherwise determined by ordinary resolution, the number of directors will not be less than three.

Biographical details of the directors and senior management are as follows:

Directors

Chairman

Lord MacLaurin of Knebworth, DL, aged 67, has been a member of the Board of directors since January 1997. He is Chairman of the Nominations and Governance Committee and a member of the Remuneration Committee. Lord MacLaurin was Chairman of Tesco Plc from 1985 to 1997 and has been a director of Enterprise Oil Plc, Guinness Plc, National Westminster Bank Plc and Whitbread Plc.

Deputy Chairman

Paul Hazen, aged 62, has been a member of the Board of directors since June 1999 and became Deputy Chairman and the Board’s nominated senior non-executive director in May 2000. He is Chairman of the Audit Committee and a member of the Nominations and Governance Committee. He became a director of AirTouch in April 1993. In 2001, he retired as Chairman and Chief Executive Officer of Wells Fargo & Company and its principal subsidiary, Wells Fargo Bank, NA. Paul Hazen is also a director of Safeway, Inc., Willis Group Holdings Limited, Xstrata AG and E.piphany and he is Chairman of Accel-KKR.

Executive directors

Arun Sarin, Chief Executive, aged 49, has been a member of the Board of directors since June 1999 and is a member of the Nominations and Governance Committee. He was a director of AirTouch from July 1995 and was President and Chief Operating Officer from February 1997 to June 1999. He was Chief Executive Officer for the United States and Asia Pacific region until 15 April 2000, when he became a non-executive director. He was appointed Chief Executive after the AGM on 30 July 2003. Arun Sarin joined Pacific Telesis Group in San Francisco in 1984 and has served in many executive positions in his 20 year career in telecommunications. He has also served as a director of The Gap, Inc., The Charles Schwab Corporation and Cisco Systems, Inc.

Julian Horn-Smith, Group Chief Operating Officer, aged 55, has been a member of the Board of directors since June 1996. He was appointed Group Chief Operating Officer on 1 April 2001, having been Chief Executive of Vodafone’s Continental Europe businesses and a director of several of the Group’s overseas operating companies. He is responsible for ensuring the operating performance of Group businesses. Julian Horn-Smith is the Chairman of the Supervisory Board of Vodafone Deutschland GmbH and is a non-executive director of Smiths Group Plc.

Peter Bamford, Chief Marketing Officer, aged 50, has been a member of the Board of directors since April 1998. He is responsible for the full range of marketing and commercial activities including brand, product development, content management, Partner Networks and global accounts. He is also responsible for the Group’s operations in the UK & Ireland. Previously, he was Chief Executive, Northern Europe, Middle East & Africa Region. He was Managing Director of Vodafone UK until April 2001. Before joining Vodafone in 1997, Peter Bamford held senior positions with Kingfisher Plc and Tesco Plc and was a director of WH Smith Plc.

Vittorio Colao, Chief Executive, Southern Europe, Middle East and Africa Region, aged 42, joined the Board of directors on 1 April 2002. He has had responsibility for the Group’s businesses in Southern Europe since April 2001. He spent the early part of his career at McKinsey & Co, where he was a Partner, before joining Omnitel Pronto Italia S.p.A. as its Chief Operating Officer. In 1999, he became the Chief Executive Officer of

Omnitel Pronto Italia S.p.A. (now operating as Vodafone Italy). Vittorio Colao is currently a member of the Aspen Institute and non-executive director of RAS Insurance in Italy.

Thomas Geitner, Chief Technology Officer, aged 49, has been a member of the Board of directors since May 2000. He is responsible for Group Technology & Business Integration and will be leading the implementation of a standardised architecture for business processes, Information Technology and network systems. Prior to joining the Group, he was a member of the Management Board of RWE AG. Thomas Geitner is a member of the Management Board of Vodafone Holding GmbH and Vodafone Deutschland GmbH and a member of the supervisory board of Singulus Technologies AG.

Ken Hydon, Financial Director, aged 59, has been a member of the Board of directors since 1985. He is a Fellow of the Chartered Institute of Management Accountants, the Association of Chartered Certified Accountants and the Association of Corporate Treasurers. He is a director of several subsidiaries of the Company and is a member of the Board of Representatives of the Verizon Wireless partnership in the United States. Ken Hydon has recently been appointed a non-executive director of Reckitt Benckiser Plc and Tesco Plc. He will retire from the Board on conclusion of the AGM in 2005.

Non-executive directors

Dr. Michael Boskin, aged 58, has been a member of the Board of directors since June 1999 and is a member of the Remuneration Committee and the Audit Committee. He was a director of AirTouch from August 1996 to June 1999. He has been a Professor of Economics at Stanford University since 1971 and was Chairman of the President’s Council of Economic Advisers from February 1989 until January 1993. Dr Boskin is President and CEO of Boskin & Co., an economic consulting company, and is also a director of Exxon Mobil Corporation, First Health Group Corp. and Oracle Corporation.

Professor Sir Alec Broers, aged 65, has been a member of the Board of directors since January 1998 and is a member of the Audit Committee and the Nominations and Governance Committee. He is President of the Royal Academy of Engineering and a former Vice-Chancellor of Cambridge University. He spent many years with IBM and is a Fellow of the Royal Society, the Institute of Electrical Engineers and the Institute of Physics. He is also a Foreign Associate of the US National Academy of Engineering. Professor Sir Alec Broers chairs the Vodafone Group Foundation and the Company’s UK pension trustee company. On 1 May 2004, it was announced that Her Majesty the Queen intends to make him a Life Peer in recognition of his contribution to engineering and higher education.

John Buchanan, aged 61, has been a member of the Board of directors since April 2003. He is a member of the Audit Committee and, solely for the purposes of relevant legislation, is the Board’s appointed financial expert on that Committee. He retired from the Board of BP Plc in 2002 after six years as Group Chief Financial Officer and executive director following a wide-ranging career with the company. He was a member of the United Kingdom Accounting Standards Board from 1997 to 2001. He is the senior independent director of BHP Billiton Plc and a non-executive director of AstraZeneca Plc.

Penny Hughes, aged 44, has been a member of the Board of directors since September 1998, and is the Chairman of the Remuneration Committee. She has held posts with The Coca-Cola Company, Next Plc and Body Shop International Plc. She has particular expertise in marketing and has developed experience in many human resource areas, including leadership development, motivation and retention. Penny Hughes is a member of the advisory committee of Bridgepoint Capital Limited and is a non-executive director of Scandinaviska Enskilda Banken AB, Trinity Mirror Plc and The Gap, Inc.

Sir David Scholey CBE, aged 68, has been a member of the Board of directors since March 1998. He is a member of the Nominations and Governance Committee and the Audit Committee. He is Chairman of Close Brothers Group Plc, a non-executive director of Anglo American Plc and Chubb Corporation, USA and is an

Back to Contents

Annual Report 2004 Vodafone Group Plc
47

adviser to UBS AG, Mitsubishi Corporation and IBCA-Fitch. Sir David was formerly a director of the Bank of England and a Governor of the British Broadcasting Corporation. He will retire from the Board on conclusion of the AGM in 2005.

Professor Jürgen Schrempp, aged 59, has been a member of the Board of directors since May 2000 and is a member of the Nominations and Governance Committee and Remuneration Committee. He has been Chairman of the Board of Management of DaimlerChrysler AG since 1998. From 1995 until 1998 he was Chairman of the Board of Management of Daimler-Benz AG. He was a member of the Supervisory Board of Mannesmann AG until May 2000. Professor Jürgen Schrempp serves on the supervisory board of Allianz AG and is a member of the Board of directors of Richemont SA and Sasol Limited.

Luc Vandevelde, aged 53, was appointed to the Board on 1 September 2003 and is a member of the Remuneration Committee. Chairman of Marks & Spencer Group Plc, one of the UK’s leading retailers of clothing, foods, homeware and financial services, from 2000 to 2004, he was previously Chairman of Promodes, Vice Chairman of Carrefour, and he had held senior European and international roles with Kraft General Foods. Luc Vandevelde is Executive Chairman of Change Capital Partners, a private equity fund, and is a non-executive director of Carrefour SA.

Senior Management

Members of the Group Executive Committee who are not also executive directors are regarded as senior managers of the Company. The Group Executive Committee comprises the executive directors, details of whom are shown above, and the senior managers listed below. Tomas Isaksson was also a member of the Group Executive Committee until 1 April 2004, when he stepped down on taking up his appointment as Chief Executive of Vodafone Netherlands.

Further details of the Group Executive Committee can also be found under “Corporate Governance – Directors and Organisation”.

Brian Clark, Chief Executive, Asia Pacific Region, aged 55, was appointed to this position, based in Japan, on 1 January 2003. He joined Vodafone in 1997. Prior to joining Vodafone he was Managing Director and Chief Executive Officer of Telkom SA Limited, South Africa. He is also a non-executive director of National Australia Bank Limited.

Alan Harper, Group Strategy Director, aged 47, joined Vodafone in 1995 as Group Commercial Director and he subsequently became Managing Director of Vodafone Limited, the UK network operating company. He was appointed Group Strategy Director in July 2000. Prior to joining the Group he held the post of Business Strategy Director with Mercury One2One and senior roles with Unitel and STC Telecoms. He is also a member of the Group Operations Committee and Group Policy Committee, a member of the Vodafone D2 Supervisory Board and Chairman of the Vodafone UK Foundation.

Jürgen von Kuczkowski, Chief Executive, Northern Europe Region, aged 63, was appointed to this position on 1 July 2003. He was previously the Chief Executive, Central Europe Region. He joined Mannesmann Mobilfunk GmbH (now Vodafone D2 GmbH) in October 1990, initially as Director of Sales and Distribution, and he became Chief Executive Officer in 1994.

Stephen Scott, Group General Counsel and Company Secretary, aged 50, was appointed to this position in the Group in 1991, prior to which he was employed in the Racal Group legal department, having moved into industry in 1980 from private law practice in London. He is a director of the Company’s UK pension trustee company and insurance companies and is a member of the Group Policy Committee.

Phil Williams, Group Human Resources Director, aged 53, was appointed to this position in the Group in 1989. In addition to his Human Resources responsibilities, he is the senior Vodafone nominated director on the Board of Vodacom Group (Pty) Limited, the Group’s South African associate company. He is also a director of several Group companies, a director of the Group Foundation and the UK pension trustee company. He is a member of the Group Policy Committee. Prior to joining the Group, he was Personnel Director with Costain and Burmah Castrol.

Back to Contents

Vodafone Group Plc Annual Report 2004
48
Directors’ Report

Review of the Group’s Business

The Group is involved principally in the provision of mobile telecommunications services. A review of the development of the business of the Company and its subsidiary, joint venture and associated undertakings is contained elsewhere in this Annual Report. Details of the Company’s principal subsidiary undertakings, associated undertakings and investments can be found in note 34 to the Consolidated Financial Statements.

Future developments

The Group is currently involved in the expansion and development of its mobile telecommunications and related businesses as described elsewhere in this Annual Report.

Corporate governance

The directors are committed to business integrity and professionalism. As an essential part of this commitment the Board supports high standards of corporate governance and its statement on corporate governance is set out on pages 50 to 53 of this Annual Report. The “Board’s Report to Shareholders on Directors’ Remuneration” on pages 54 to 63 of this Annual Report will be proposed for approval at the Company’s AGM on 27 July 2004.

Share capital

A statement of changes in the share capital of the Company is set out in note 22 to the Consolidated Financial Statements.

Purchase by the Company of its own shares

At the AGM of the Company held on 30 July 2003, shareholders gave the Company permission, until the conclusion of the AGM being held on 27 July 2004, to purchase up to 6,800,000,000 ordinary shares of the Company. A resolution for permission for the Company to renew its authority to purchase its own shares will be proposed at the AGM of the Company to be held on 27 July 2004.

During the period from 1 December 2003 to 31 March 2004, the Company purchased 800 million ordinary shares at a weighted average price, excluding transaction costs, of 135.3p.

The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (“the Regulations”) allow companies to hold shares acquired by way of market purchase in treasury, rather than having to cancel them. The Regulations came into force on 1 December 2003. The directors may use the authority to purchase shares and hold them in treasury (and subsequently sell or transfer them out of treasury as permitted in accordance with the Regulations) rather than cancel them, subject to institutional guidelines applicable at the time. The shares purchased by the Company prior to 31 March 2004 are being held in treasury.

No dividends will be paid on shares whilst held in treasury and no voting rights will attach to the treasury shares.

Results and dividends

The consolidated profit and loss account is set out on page 69 of this Annual Report.

The directors have proposed a final dividend for the year of 1.0780 pence per ordinary share, payable on 6 August 2004 to shareholders on the register of members at close of business on 4 June 2004. An interim dividend of 0.9535 pence per ordinary share was paid during the year, producing a total for the year of 2.0315 pence per ordinary share, a total of approximately £1,378 million. The

Company operates a dividend reinvestment plan, further details on which can be found on page 128 in this Annual Report.

Subsequent events

Details of material subsequent events are included in note 33 to the Consolidated Financial Statements included in this Annual Report.

Charitable contributions

During the year ended 31 March 2004, the Company made cash charitable donations of £13.5 million to the Vodafone Group Foundation (2003: £10.0 million). In addition, operating companies donated a further £7.2 million (2003: £4.2 million) to local Vodafone Foundations and a further £2.0 million (2003: £2.6 million) directly to a variety of causes. These donations total £22.7 million (2003: £16.8 million) and include donations of £3.0 million (2003: £3.2 million) made as required by the terms of certain network operating licences.

More details regarding the activities of the Vodafone Group Foundation and local Vodafone Foundations can be found in the Group’s separate Corporate Social Responsibility (“CSR”) report.

Political donations

At the Annual General Meeting on 30 July 2003, the directors sought and obtained shareholders’ approval to enable the Company to make donations to EU Political Organisations or incur EU Political Expenditure, under the relevant provisions of the Political Parties, Elections and Referendums Act 2000 (“the Act”). The approval given restricted such expenditure to an aggregate limit of £100,000 in the period of 12 months following the date of the Annual General Meeting. Although the Company had, and has, no intention of changing its current policy and practice of not making political donations and will not do so without the specific endorsement of shareholders, the directors sought the approval on a precautionary basis, to avoid any possibility of unintentionally breaching the Act.

The Company has made no political donations during the year.

The directors propose, again on a precautionary basis, to seek a renewal of shareholders’ approval at the AGM to be held on 27 July 2004. The amount of the approval will again be restricted to £100,000 for a period of twelve months following the AGM.

Creditor payment terms

It is the Group’s policy to agree terms of transactions, including payment terms, with suppliers and, provided suppliers perform in accordance with the agreed terms, it is the Group’s normal practice that payment is made accordingly.

The number of days outstanding between receipt of invoices and date of payment, calculated by reference to the amount owed to trade creditors at the year end as a proportion of the amounts invoiced by suppliers during the year, was 29 days (2003: 24 days) in aggregate for the Group. The Company did not have any trade creditors at 31 March 2004.

Research and development

The Group continues to pursue an active research and development programme for the enhancement of mobile telecommunications. Full details as to the Group’s research and development programme and activities can be found under “Business Overview – Research and Development”.

Back to Contents

Annual Report 2004 Vodafone Group Plc
49

Directors’ interests in the shares of the Company
The “Board’s Report to Shareholders on Directors’ Remuneration” details the directors’ interests in the shares of the Company.

Directors’ interests in contracts
None of the current directors had a material interest in any contract of significance to which the Company or any of its subsidiary undertakings was a party during the financial year.

Employees
Please refer to “Employees” on page 64.

Corporate social responsibility
A summary of the Company’s CSR approach is contained on pages 20 and 21 of the Annual Review & Summary Financial Statement and on page 65 of this Annual Report. Further details are contained in the Group’s CSR report.

Auditors
On 1 August 2003, Deloitte and Touche, the Company’s auditors, transferred its business to Deloitte and Touche LLP, a limited liability partnership incorporated under the Limited Liability Partnership Act 2000. The Company’s consent has been given to treat the appointment of Deloitte and Touche as extending to Deloitte and Touche LLP with effect from 1 August 2003 under the provisions of section 26(5) of the Companies Act 1989.

Following a recommendation by the Audit Committee, a resolution proposing the appointment of Deloitte and Touche LLP as auditors to the Company will be put to the AGM.

In their assessment of the independence of the auditors and in accordance with the US Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, the Audit Committee receives in writing details of relationships between Deloitte and Touche LLP and the Company that may have a bearing on their independence and receives confirmation that they are independent of the Company within the meaning of the securities laws administered by the US Securities and Exchange Commission (“SEC”).

In addition, the Audit Committee pre-approves the audit fee after a review of both the level of the audit fee against other comparable companies, including those in the telecommunications industry, and the level and nature of non-audit fees, as part of its review of the adequacy and objectivity of the audit process.

In a further measure to ensure auditor independence is not compromised, policies have been adopted to provide for the pre-approval by the Audit Committee of all permitted non-audit services by Deloitte and Touche LLP. Should there be an immediate requirement for permitted non-audit services to be provided by Deloitte and Touche LLP which have not been pre-approved by the Audit Committee, the policies provide that the Group Audit Director will consult with the Chairman of the Audit Committee for pre-approval.

In addition to their statutory duties, Deloitte and Touche LLP are also employed where, as a result of their position as auditors, they either must, or are best placed to, perform the work in question. This is primarily work in relation to matters such as shareholder circulars, Group borrowings, regulatory filings and business acquisitions and disposals. Other work is awarded on the basis of competitive tender.

During the year Deloitte and Touche LLP charged £8 million (2003: £15 million) for non-audit assignments. An analysis of these fees can be found in note 5 to the Consolidated Financial Statements.

Major shareholders
The Bank of New York, as custodian of the Company’s American Depositary Receipt (“ADR”) programme, held approximately 11.6% of the Company’s ordinary shares of $0.10 each at 24 May 2004 as nominee. The total number of ADRs outstanding at 24 May 2004 was 783,776,194. At this date, 1,049 holders of record of ordinary shares had registered addresses in the United States and in total held approximately 0.005% of the ordinary shares of the Company. As at 24 May 2004, the following percentage interests in the ordinary share capital of the Company, disclosable under Part VI of the Companies Act 1985, have been notified to the directors:

•	The Capital Group Companies, Inc.	5.60%
•	Fidelity Management & Research Company	3.56%
•	Legal & General Investment Management	3.47%
•	Barclays PLC	3.28%

The directors are not aware, as at 24 May 2004, of any other interest of 3% or more in the ordinary share capital of the Company. The Company is not directly or indirectly owned or controlled by any foreign government or any other legal entity. There are no arrangements known to the Company that could result in a change of control of the Company.

Going concern
After reviewing the Group’ s and Company’ s budget for the next financial year, and other longer term plans, the directors are satisfied that, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements.

By Order of the Board

/s/ Stephen Scott
Stephen Scott
Secretary
25 May 2004

Back to Contents

Vodafone Group Plc Annual Report 2004
50
Corporate Governance

Introduction
The directors of the Company support high standards of corporate governance, which are critical to business integrity and to maintaining investors’ trust in the Company. The Company’s Business Principles (the “Principles”) define its relationships with its stakeholders and govern how Vodafone conducts its business. Amongst other things, the Principles state that the Company expects all its employees to act with honesty, integrity and fairness. The Company also promotes the Principles to its associate companies (where Vodafone holds a minority stake) and to its business partners and suppliers.

The Company’s ordinary shares are listed in the United Kingdom on the London Stock Exchange. As such, the Company is required to make a disclosure statement concerning its application of the Principles of and compliance with the provisions of the Combined Code on corporate governance that is appended to the Financial Services Authority’s Listing Rules.

During the year, the Financial Reporting Council, which is responsible for maintaining the Combined Code, approved a revised Combined Code taking into account the recommendations of the Higgs Review of the role and effectiveness of non-executive directors and a separate report by Sir Robert Smith in relation to Audit Committees.

The revised Combined Code became effective for companies’ financial periods beginning on or after 1 November 2003, and therefore, for the Company, will apply from the financial year which began on 1 April 2004.

For the financial year ended 31 March 2004, the directors confirm that the Company has been in compliance with the provisions of the Combined Code effective for that accounting period. The disclosures provided below are nevertheless intended to provide the reader with an explanation of how the Company’s corporate governance practices measure against the revised Combined Code as if it were currently in effect for the Company.

The Company’s American Depositary Shares (“ADSs”) are listed on the NYSE and the Company is therefore subject to the rules of the NYSE as well as US securities laws and the rules of the SEC. Pursuant to recently revised NYSE corporate governance rules, Vodafone, as a foreign private issuer, is required to summarise significant differences between the corporate governance provisions of the NYSE applicable to US companies and the corporate governance principles applicable to it and followed by it in the UK. In compliance with the new rules, the Company will provide an appropriate summary in its Annual Report for the year ending 31 March 2005. In July 2002, the US Congress passed the Sarbanes-Oxley Act which, together with consequent adoption of new rules by the SEC, has introduced a number of changes to the corporate governance requirements on both US domestic companies and non-US registered issuers such as the Company. During 2003, the Company established a Disclosure Committee with responsibility for reviewing and approving controls and procedures over the public disclosure of financial and related information, and other procedures necessary to enable the Chief Executive and Financial Director to provide their Certifications of the Annual Report on Form 20-F that is filed with the SEC. The Company also adopted a corporate code of ethics for senior financial officers, separate from and additional to the Principles. A copy of the code of ethics and the Principles are available on the Company’s website (www.vodafone.com). The Company has already begun the work required to ensure compliance with section 404 of the Sarbanes-Oxley Act, which is required in its financial year ending 31 March 2006.

Directors and Organisation
The Company’s Board of directors presently consists of fifteen directors, fourteen of whom served throughout the year ended 31 March 2004. As at 31 March 2004, in addition to the Chairman, Lord MacLaurin, there were six executive directors and eight non-executive directors. The Deputy Chairman, Paul Hazen, is the nominated senior independent director and his role includes being available for approach or representation by directors or significant shareholders who may feel inhibited from raising issues with the Chairman. He is also responsible for conducting an annual review of the performance of the Chairman and, in the event it should be necessary, convening an annual meeting of the non-executive directors.

Sir Christopher Gent retired as a director at the conclusion of the AGM on 30 July 2003. Dr John Buchanan and Luc Vandevelde joined the Board as non-executive directors on 1 April 2003 and 1 September 2003, respectively. The Company considers all its present non-executive directors to be fully independent. The executive directors are Arun Sarin (Chief Executive), Julian Horn-Smith, Peter Bamford, Vittorio Colao, Thomas Geitner and Ken Hydon.

The Company’s Articles of Association provide that every director who was elected or last re-elected at or before the AGM held in the third calendar year before the current year shall automatically retire. Accordingly, Peter Bamford, Julian Horn-Smith and Sir David Scholey will be retiring and, being eligible, will offer themselves for reelection at the Company’s AGM to be held on 27 July 2004. The Company’s Articles of Association also provide that every director appointed to the Board since the last AGM shall retire. Therefore, Luc Vandevelde will retire and, being eligible, will offer himself for re-election.

Performance evaluation of the Board, its Committees and individual directors takes place on an annual basis and is conducted within the terms of reference of the Nominations and Governance Committee. The Chairman leads the assessment of the non-executive directors, the Chief Executive reviews the executive directors and the senior independent director conducts the review of the performance of the Chairman. Each Board Committee undertakes a review of its work and in relation to the performance of the Board, the Chairman invites suggestions from all directors as to ways in which the Board and its processes may be improved. A series of questionnaires is being developed to facilitate the evaluation processes for the current and future years, each of which has been, and will in the future be, conducted without the assistance of external consultants.

This year particular attention was paid to the contributions made by directors requiring to offer themselves for re-election at the AGM and the Nominations and Governance Committee confirmed to the Board that the performance of each such director continued to be effective and, therefore, the Company should support their re-election.

The Board met on eight occasions in the financial year to 31 March 2004. Individual directors’ attendance was: Lord MacLaurin (8), Paul Hazen (7), Arun Sarin (8), Julian Horn-Smith (8), Peter Bamford (7), Vittorio Colao (8), Thomas Geitner (8), Ken Hydon (8), Dr Michael Boskin (8), Professor Sir Alec Broers (8), Penny Hughes (8), Sir David Scholey (8), Dr John Buchanan (8) and Professor Jürgen Schrempp (6). Since Mr Vandevelde joined the Board there have been six Board meetings in the financial year and he attended five. In addition to the regular Board meetings, there were a number of other meetings to deal with specific matters. Directors unable to attend a Board meeting because of another engagement, as was the case for four directors in the year, are nevertheless provided with all the papers and information relevant for such meeting and are able to discuss issues arising in the meeting with the Chairman or the Chief Executive.

The Board provides the effective leadership and control required for a listed company. Actual financial results are presented to each meeting, together with reports from the executive directors in respect of their areas of responsibility. The Chief Executive presents his report to each meeting which deals, amongst other things, with investor relations, giving Board members an opportunity to develop an understanding of the views of major investors. From time to time, the Board receives detailed presentations from non-Board members on matters of significance or on new opportunities for the Group. Financial plans, including budgets and forecasts, are regularly discussed at Board meetings. The non-executive directors periodically visit different parts of the Group and are provided with briefings and information to assist them in performing

Back to Contents

Annual Report 2004 Vodafone Group Plc
51

their duties. The non-executive directors and the Chairman regularly meet without executives present.

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

The Board has a formal schedule of matters specifically referred to it for decision, including the approval of Group commercial strategy, major capital projects, the adoption of any significant change in accounting policies or practices and material contracts not in the ordinary course of business. This schedule is reviewed periodically. It was last reviewed and updated by the Nominations and Governance Committee in March 2004 and its proposals were approved by the Board in May 2004. The directors have access to the advice and services of the Company Secretary and have resolved to ensure the provision, to any director who believes it may be required in the furtherance of his or her duties, of independent professional advice at the cost of the Company.

The executive directors, together with certain other Group functional heads and regional Chief Executives, meet on ten occasions each year as the Group Executive Committee under the chairmanship of the Chief Executive. This Committee is responsible for the day-to-day management of the Group’s businesses, the overall financial performance of the Group in fulfilment of strategy, plans and budgets and Group capital structure and funding. It also reviews major acquisitions and disposals.

Two management committees, the Group Operational Review Committee and the Group Policy Committee, oversee, together with the Group Executive Committee, the execution of the Board’s strategy and policy.

The Group Operational Review Committee, which meets ten times a year under the chairmanship of the Group Chief Operating Officer, comprises other executive directors, certain Group functional heads and regional Chief Executives. This Committee is responsible for the operational performance and achievement of targets of the Group’s business, with a focus on the enhancement of voice services and growth of non-voice services, new global products and services, brand development, technology and other cost and revenue synergies within the Group’s regions.

The Group Policy Committee, which meets six times each year, is chaired by the Chief Executive. The Financial Director and the Group Chief Operating Officer, together with certain other Group functional heads, join him on the Committee, which is responsible for the determination of policy and the monitoring of non-operational areas of activity which are important to the Group overall, including strategy, finance, human resources, legal, regulatory and corporate affairs.

Committees of the Board
The standing Board committees are the Audit Committee, the Nominations and Governance Committee and the Remuneration Committee. The composition and terms of reference of these committees are published on the Company’s website at www.vodafone.com. The Secretary to these standing Board Committees is the Company Secretary or his nominee.

The Audit Committee, which met on five occasions in the year, is comprised of financially literate members having the necessary ability and experience to understand financial statements. The Committee is chaired by Paul Hazen (5) and the other members of the Committee are Michael Boskin (5), Professor Sir Alec Broers*, Dr John Buchanan (4) and Sir David Scholey (4). There have been three meetings of the Committee since Professor Sir Alec Broers joined. Due to other business commitments arranged before he joined the Committee, he attended one of these.

Solely for the purpose of fulfilling the requirements of the Sarbanes-Oxley Act of 2002 and the Combined Code, the Board has designated Dr John Buchanan as its financial expert on the Audit Committee. Further details of Dr Buchanan can be found in “Directors and Senior Management”.

Under its terms of reference the Audit Committee is required, amongst other things, to oversee the relationship with the external auditors, to review the Company’s preliminary results, interim results and annual financial statements, to monitor compliance with statutory and listing requirements for any exchange on which the Company’s shares are quoted, to review the scope, extent and effectiveness of the activity of the Group Audit Department, to engage independent advisers as it determines is necessary and to perform investigations. At least twice a year the Audit Committee meets separately with the external auditors and the Group Audit Director without management being present. Further details on the overseeing of the relationships with the external auditors can be found under “Directors’ Report – Auditors”.

The Nominations and Governance Committee (formerly the Nominations Committee) met three times in the year and is chaired by Lord MacLaurin (3). The other members of the Committee are Professor Sir Alec Broers (3), Arun Sarin, Paul Hazen (3), Sir David Scholey (3) and Professor Jürgen Schrempp (2). Arun Sarin has attended both of the meetings held since he joined the Committee. Sir Christopher Gent was a member of the Committee prior to his retirement and attended the one meeting held prior to that date. The Committee, which provides a formal and transparent procedure for the appointment of new directors to the Board, generally engages external consultants to advise on prospective Board appointees. This year, the Committee recommended the appointment of a further non-executive director. A detailed job profile was agreed by the Committee before external search consultants were engaged to prepare a shortlist of potentially suitable candidates. Only after a rigorous interview process was the appointment recommended to the Board.

The Committee’s name was changed during the financial year to reflect its remit, which over time had come to include oversight and review of general matters of corporate governance.

The Remuneration Committee met five times in the year. The Committee is chaired by Penny Hughes (5). The other members of the Committee are Lord MacLaurin (5), Michael Boskin (4) Professor Jürgen Schrempp (4), and Luc Vandevelde. Sir David Scholey was a member of the Committee until 16 September 2003 and attended both meetings held prior to that date. Mr Vandevelde joined the Committee on 16 September 2003 and attended the three meetings held between that date and 31 March 2004. The “Board’s Report to Shareholders on Directors’ Remuneration” provides further information on this Committee.

Attendance is shown in brackets after each respective Committee member.

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

Responsibility
The Board has overall responsibility for the system of internal control. A sound system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. The process of managing the risks

Back to Contents

Vodafone Group Plc Annual Report 2004
52

Corporate Governance continued

associated with social, environmental and ethical impacts is also discussed under “Corporate Social Responsibility and Environmental Issues”.

Control structure

The Board sets the policy on internal control that is implemented by management. This is achieved through a clearly defined operating structure with lines of responsibility and delegated authority. The Group Executive Committee, chaired by the Chief Executive, manages this on a day-to-day basis.

Written policies and procedures have been issued which clearly define the limits of delegated authority and provide a framework for management to deal with areas of significant business risk. These policies and procedures are reviewed and, where necessary, updated at Group Policy Committee meetings, chaired by the Chief Executive.

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

The Group Operational Review Committee, the Group Executive Committee and the Board review management reports on the financial results and key operating statistics.

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

The Chief Executive and the Financial Director undertake a review of the quality and timeliness of disclosures that includes formal annual meetings with the regional chief executives and the Disclosure Committee.

A Group Audit Department, reporting directly to the Audit Committee, undertakes periodic examination of business processes on a risk basis and reports on controls throughout the Group.

Reports from the external auditors, Deloitte & Touche LLP, on certain internal controls and relevant financial reporting matters, are presented to the Audit Committee and management.

Review of effectiveness

The directors, the Chief Executive and the Financial Director consider that any controls and procedures, no matter how well designed and operated, can provide only reasonable and not absolute assurance of achieving the desired control objectives. The Group’s management is required to apply judgement in evaluating the risks facing the Group in achieving its objectives, in determining the risks that are considered acceptable to bear, in assessing the likelihood of the risks concerned materialising, in identifying the Company’s ability to reduce the incidence and impact on the business of risks that do materialise and in ensuring the costs of operating particular controls are proportionate to the benefit.

The directors, the Chief Executive and the Financial Director confirm that they have reviewed the effectiveness of the system of internal control and the disclosure controls and procedures through the monitoring process set out above. The Chief Executive and the Financial Director have evaluated the disclosure controls and procedures as of the end of the period covered by this Annual Report. They are not aware of any significant weakness or deficiency in the Group’s system of internal control. The directors, the Chief Executive and the Financial Director have concluded that the disclosure controls and procedures are effective for the year under review and to the date of approval of the Annual Report.

During the period covered by this Annual Report, there were no changes in the Company’s internal controls over financial reporting or in other factors that have materially affected or are reasonably likely to materially affect internal controls over financial reporting.

Relations with Shareholders

The Company holds briefing meetings with its major institutional shareholders in the UK, the US and in Continental Europe, usually twice each year after the interim results and preliminary announcement, to ensure that the investing community receives a balanced and complete view of the Group’s performance and the issues faced by the Group. Telecommunications analysts of stockbrokers are also invited to presentations of the financial results. The Company, through its Investor Relations team, responds to enquiries from shareholders.

The principal communication with private investors is through the provision of the Annual Review & Summary Financial Statement, the interim results and the AGM, an occasion which is attended by all the Company’s directors and at which all shareholders present are given the opportunity to question the Chairman and the Board as well as the Chairmen of the Audit, Remuneration and Nominations and Governance Committees. All substantive resolutions at the Company’s AGMs are decided on a poll. The poll is conducted by the Company’s Registrars and scrutinised by Electoral Reform Services. The proxy votes cast in relation to all resolutions are disclosed to those in attendance at the meeting and the results of the poll are published in national newspapers in the UK, the US and Ireland, on the Company’s website and announced via the regulatory news service. Financial and other information is made available on the Company’s website, www.vodafone.com, which is regularly updated.

Back to Contents

Annual Report 2004 Vodafone Group Plc
53

Report from the Audit Committee

The composition and terms of reference of the Audit Committee is discussed under “Committees of the Board”.

During the year ended 31 March 2004 the principal activities of the Committee were as follows:

Financial Statements

The Committee considered reports from the Financial Director and the Group Financial Controller on the interim results, preliminary announcement and Annual Report. It also considered reports from the external auditors, Deloitte & Touche LLP, on the scope and outcome of the review of interim results and annual audit.

The financial statements were reviewed in the light of these reports and the results of that review reported to the Board.

Risk Management and Internal Control

The Committee reviewed the process by which the Group evaluated its control environment and its risk assessment process, and the way in which significant business risks were managed. It also considered the Group Audit department’s reports on the effectiveness of internal controls, significant frauds and any fraud that involved management or employees with a significant role in internal controls.

The Committee also reviewed and approved arrangements by which staff could in confidence raise concerns about possible improprieties in matters of financial reporting or other matters. This was achieved through using existing reporting procedures and introducing a website with a dedicated anonymous email feature.

External Auditors

The Committee reviewed the letter from Deloitte & Touche LLP confirming their independence and objectivity. It also reviewed and pre-approved the scope of non-audit services provided by Deloitte & Touche LLP to ensure that there was no impairment of independence.

The Committee pre-approved the scope and fees for audit services provided by Deloitte & Touche LLP and confirmed the wording of the recommendations put by the Board to the shareholders on the appointment and retention of the external auditors.

Private meetings were held with Deloitte & Touche LLP to ensure that there were no restrictions on the scope of their audit and to discuss any items the auditors did not wish to raise with management present.

Internal Audit

The Committee engaged in discussion and review of the Group Audit department’s audit plan for the year, together with its resource requirements. Private meetings were held with the Group Audit Director.

Audit Committee Effectiveness

The Audit Committee conducts a formal review of its effectiveness annually and concluded this year that it was effective and able to fulfil its terms of reference.

/s/ Paul Hazen

Paul Hazen	On behalf of the Audit Committee
25 May 2004

Back to Contents

Vodafone Group Plc Annual Report 2004
54

Board’s Report to Shareholders on Directors’ Remuneration

Introduction

The Board has delegated to the Remuneration Committee the assessment and recommendation of policy on remuneration for executive directors.

At the 2002 AGM, shareholders approved a new remuneration policy (“the Policy”) the key principles of which are as follows:

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

The current Policy was produced following extensive consultation with shareholders and institutional bodies in 2001 and 2002. In the two years since the Policy was introduced, the Chairman and the Chairman of the Remuneration Committee have maintained proactive annual dialogue on remuneration matters with the Company’s major shareholders and relevant institutions. Extensive consultations with shareholders were held again in 2003 and 2004. The objective of this dialogue is to provide information about the Company and its views on remuneration issues and to listen to shareholders’ opinions on any proposed adjustments to policy implementation.

The Remuneration Committee strives to ensure that the Policy provides a strong and demonstrable link between incentives and the Company’s strategy and sets a framework for remuneration that is consistent with the Company’s scale and scope. As a result of this year’s review, the Remuneration Committee has concluded that the existing policy continues to serve the Company and shareholders well and will remain in place for the 2005 financial year. The Committee has also reviewed the effectiveness of the current policy and is satisfied that the incentive plans have delivered, or are forecast to deliver, rewards that are consistent with the Company’s performance achievement.

At the 2004 AGM, shareholders will be invited to vote on the Board’s report to shareholders on directors’ remuneration. The chart that follows shows the performance of the Company relative to the FTSE100 index and the FTSE Global Telecommunications index, which are the most relevant indices for the Company.

It should be noted that the performance of the Company shown by the graph is not indicative of vesting levels under the Company’s various incentive plans.

Remuneration Committee

The Remuneration Committee consists of independent non-executive directors and the Company Chairman. Penny Hughes (Chairman), Dr Michael Boskin, Lord MacLaurin, and Professor Jürgen Schrempp all continue as members. Sir David Scholey stepped down from the Committee in September 2003. He was replaced by Luc Vandevelde who joined the Company as a non-executive director on 1 September 2003.

The Board has considered whether or not it remains appropriate for the Company Chairman to continue to be a member of the Remuneration Committee. The conclusion is that the Chairman provides important contributions to the work of the Committee, for example in his contact with shareholders and management, and therefore his membership remains appropriate.

The Chief Executive attends meetings of the Remuneration Committee, other than when his own remuneration is being discussed. The Remuneration Committee met on five occasions during the year.

The Remuneration Committee appointed and received advice from Towers Perrin (market data and advice on market practice and governance) and Kepler Associates (performance analysis and advice on performance measures and market practice) and received advice from the Group Human Resources Director and the Group Compensation and Benefits Director. The advisers also provided advice to the Company on general human resource and compensation related matters.

Remuneration Policy

The Policy was approved by shareholders in July 2002. The Policy is set out below:

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

Back to Contents

Annual Report 2004 Vodafone Group Plc
55

The structure of remuneration for executive directors under the Policy (excluding pensions) and the performance elements on which they are based is illustrated below:

The Policy’s key objective is to ensure that there is a strong linkage between pay and performance. This is achieved by approximately 80% of the total package (excluding pensions) being delivered by performance linked short and long term incentive plans. Therefore, the only guaranteed payment to executive directors is their base salary.

The Remuneration Committee selects performance measures for incentive plans that provide the greatest degree of alignment with the Company’s strategic goals and that are clear and transparent to both directors and shareholders. The performance measures adopted incentivise both operational performance and share price growth.

Each element of the reward package focuses on supporting different Company objectives, which are illustrated below:

Element	Purpose	Performance Measure

Base salary	Reflects competitive market salary level, role and individual achievement	Individual contribution

Annual deferred share bonus	Motivates achievement of annual business KPIs, Provides incentive to co-invest and achieve medium term KPIs Aligns with Shareholders	EBITDA, Free cash flow, ARPU, Data % of Total Service Revenues, Customer Satisfaction Adjusted EPS growth on share deferral

Share Options	Incentivise earnings growth and creation of share price growth Aligns with Shareholders	Adjusted EPS growth

Performance shares	Incentivise share price and dividend growth Aligns with Shareholders	Relative Total Shareholder Return (TSR)

The Policy principles are cascaded, where appropriate, to employees in all subsidiary companies. Base salaries and short-term incentives are benchmarked against relevant peer companies in each market and are targeted to deliver total cash that is at the upper quartile position in the relevant market. Incentive payments conditional on business performance are provided to employees at levels that are competitive in each local market.

Report on 2003/04 Executive Directors’
Remuneration and Subsequent Periods

Total remuneration levels

In accordance with the Policy, the Company benchmarks total remuneration levels against other large European domiciled companies, using externally provided pay data. Total remuneration for these purposes means the sum of base salary and short, medium and long term incentives. The European focus was selected because Europe continues to be Vodafone’s major market and the Company is one of the top ten companies in Europe by market capitalisation.

In 2003, award levels for the Chief Executive were set to deliver target total remuneration between the top 25% and the top 10% of the remuneration levels of other chief executives of large European companies. The market position selected reflects Vodafone’s relative size in this region but recognises that Vodafone also has significant interests outside of the European region. However, awards of performance-linked incentives were determined so that this positioning would only be attained if the Company meets exceptionally demanding performance. A similar approach has been taken for the 2005 financial year.

The total remuneration levels of other executive directors were set at approximately two-thirds of the Chief Executive level for the Group Chief Operating Officer and at approximately half of the Chief Executive level for the other executive directors.

Components of executive directors’ remuneration

Overview

Executive directors receive base salary, annual deferred share bonus, long term incentives and pension benefits.

Vesting of all short, medium and long term incentives is dependent on the achievement of performance targets that are set by the Remuneration Committee prior to the awards being granted.

Base Salary

Salaries are reviewed annually with effect from 1 July and adjustments may be made to reflect competitive national pay levels, the prevailing level of salary reviews of employees within the Group, changes in responsibilities and Group performance. External remuneration consultants provide data about market salary levels and advise the Committee accordingly. Pension entitlements are based only on base salary.

Incentive awards

Short/medium term incentive

Annual deferred share bonus

The purpose of the Vodafone Group Short Term Incentive Plan (“STIP”) is to focus and motivate executive directors to achieve annual business KPIs that will further the Company’s medium term objectives.

The STIP comprises two elements: a base award and an enhancement award. The base award is earned by achievement of one year KPI linked performance targets and is delivered in the form of shares. The enhancement award of 50% of the number of shares comprised in the base award is earned by achievement of a subsequent two-year performance target following the initial twelve-month period. Release of both elements of the award after the three-year period is dependent upon the continued employment of the participant.

The target base award level for the 2004 financial year was 100% of salary with a maximum of 200% of salary available for exceptional performance. Payments earned for the year total on average 109.75% of salary. The bonus achievement for the year reflects strong Group performance as described in “Operating and Financial Review and Prospects”.

Back to Contents

Vodafone Group Plc Annual Report 2004
56
Board’s Report to Shareholders on Directors’ Remuneration continued

The Remuneration Committee reviews and sets the base award performance targets on an annual basis, taking into account business strategy. The performance measures for the 2004 financial year relate to EBITDA, free cash flow, ARPU, data as a percentage of total service revenues, and customer satisfaction. The targets are not disclosed, as they would give clear indication of the Company’s business targets, which are commercially sensitive. For the 2005 financial year, the targets for data as a percentage of service revenues and ARPU will be replaced with a total service revenues target in order to provide clearer focus on total revenue growth.

The vesting of the enhancement award shares is dependent upon the achievement of an EPS performance target. For the awards made in 2003, which will vest in July 2005, the performance target was that annual compound growth in EPS, before goodwill amortisation and exceptional items, must exceed UK RPI growth by 5% per annum over the performance period.

The STIP awards made in July 2001 vested in July 2003. Details of STIP awards are given in the table on page 60.

The Group may, at its discretion, pay a cash sum of up to the value of the base award in the event that an executive director declines the share award. In these circumstances, the executive director will not be eligible to receive the enhancement award or any cash alternative.

Long term incentives

Performance shares

Performance shares are awarded annually to executive directors. Vesting of the performance shares depends upon the Company’s relative TSR performance. TSR measures the change in value of a share and reinvested dividends over the period of measurement. The Company’s TSR performance is compared to that of other companies in the FTSE Global Telecommunications index over a three-year performance period. The Vodafone Group Plc 1999 Long Term Stock Incentive Plan is the vehicle for the provision of these incentive awards.

In 2003/04, the Chief Executive received an award of Performance shares with a face value of two times base salary; the Chief Operating Officer and other executive directors one and a half times their base salary.

Performance shares will vest only if the Company ranks in the top half of the ranking table; maximum vesting will only occur if the Company is in the top 20%. Vesting is also conditional on underlying improvement in the performance of the Company. Awards will only vest to the extent that the performance condition has been satisfied at the end of the three-year performance period. To the extent that the performance target is not met, the awards will be forfeit. The following chart shows the basis on which the performance shares will vest:

The constituents of the FTSE Global Telecommunications index as at July 2003, (applicable to 2003 awards), excluding the Company, were:

Alltel	Olivetti
AT&T	Orange
AT&T Wireless Services	Portugal Telecom
BCE	Royal KPN
BellSouth	SBC Communications
BT Group	Singapore Telecommunications
China Mobile (Hong Kong)	Sprint Corp-FON Group
China Unicom	Swisscom
Deutsche Telekom	Telecom Italia
France Telecom	Telefonica
Japan Telecom	Telia Sonera
KDDI	Telstra Corp
Nextel Communications	TIM
Nippon Telegraph & Telephone	Verizon Communications
NTT DoCoMo

Previously disclosed performance share awards granted in 2000 vested in 2003. Details are given in the table on page 61.

Share options

Share options are granted annually to executive directors.

The exercise of the options is subject to the achievement of a performance condition set prior to grant. The Remuneration Committee determined that the most appropriate performance measure for 2003/04 awards was real (in excess of UK RPI) growth in EPS, before goodwill amortisation and exceptional items. One quarter of the option award will vest for achievement of EPS growth of UK RPI + 5% p.a. rising to full vesting for achievement of EPS growth of RPI + 15% p.a. over the performance period. In setting this target the Remuneration Committee has taken the internal long range plan and market expectations into account. The Committee’s advisers have confirmed that this EPS target is amongst the most demanding of those set by large UK based companies. The Remuneration Committee has decided that for 2004/05 grants, real EPS growth of 5-15% p.a. (over UK RPI) will be replaced with absolute EPS growth of 8-18% p.a. The following chart illustrates the basis on which share options granted in 2003/04 will vest:

Options have a ten-year term and vesting will be after three years. For 2003 options performance may be measured again after years four and five from a fixed base year. The Committee, having considered this matter at length and taking into account the evolving views of institutional investors, has decided to remove the performance re-test at year four, but to retain the performance re-test at year five, for 2004/05 grants. The Committee believes that for this existing scheme, retaining the re-test with a stretching performance target compounding from a fixed base year will continue to incentivise performance over the longer term and this is in shareholders’ interests. The re-test will be reviewed again in 2005.

Back to Contents

Annual Report 2004 Vodafone Group Plc
57

The price at which shares can be acquired on option exercise will be no lower than the market value of the shares on the day prior to the date of grant of the options (or than the average of the market values for the immediately preceding month in respect of Vittorio Colao, who is domiciled in Italy). Therefore, scheme participants only benefit if the share price increases and vesting conditions are achieved. The Vodafone Group Plc 1999 Long Term Stock Incentive Plan is the vehicle for the provision of these incentive awards.

In July 2003, the Chief Executive received an award of options with a face value of eight times base salary; the Chief Operating Officer and the other executive directors six times their base salary.

Illustration

To help shareholders understand the value of the package provided to the Chief Executive, the following chart illustrates the approximate pre-tax long term incentive gains to the Chief Executive that would be delivered based on various Company growth, EPS and TSR performance scenarios. The chart illustrates that in order to gain value from the incentive plans, considerable shareholder value must be created.

For example, if the Company’s share price increases by over 50% from 145 pence to approximately 219 pence, the Company’s value increases by £50 billion, and there is 50% vesting of long term incentives, the Chief Executive would have a pre-tax gain of just under £5 million, representing less than a tenth of 1% of the total increase in shareholder value.

The awards of performance shares and share options were made to executive directors following the 2003 Annual General Meeting on 30 July 2003. 2004 awards will be also be made following the AGM.

Awards are delivered in the form of ordinary shares of the Company. All awards are made under plans that incorporate dilution limits as set out in the Guidelines for Share Incentive Schemes published by the Association of British Insurers. The current estimated dilution from subsisting awards, including executive and all-employee share awards, is approximately 2.1% of the Company’s share capital at 31 March 2004 (2.0% as at 31 March 2003).

Share ownership guidelines

Executive directors participating in long term incentive plans must comply with the Company’s share ownership guidelines. These guidelines, which were first introduced in 2000, require the Chief Executive to have a shareholding in the Company of four times base salary and other executive directors to have a shareholding of three times base salary.

It is intended that these ownership levels will be attained within five years from the director first becoming subject to the guidelines and be achieved through the retention of shares awarded under incentive plans.

Pensions

Arun Sarin is provided with a defined contribution pension arrangement to which the Company contributes 30% of his base salary. The contribution is held in a notional fund outside of the Company pension scheme.

Sir Christopher Gent (until his retirement), Julian Horn-Smith, Ken Hydon and Peter Bamford, being UK-based directors, are contributing members of the Vodafone Group Pension Scheme, which is a UK scheme approved by the Inland Revenue.

This Scheme provides a benefit of two-thirds of pensionable salary after a minimum of 20 years’ service, with a contingent spouse’s pension of 50% of the member’s pension. The normal retirement age is 60, but employees may retire from age 55 with a pension proportionately reduced to account for their shorter service but with no actuarial reduction. Pensions increase in payment by the lower of 5% per annum or the maximum amount permitted by the Inland Revenue. Peter Bamford, whose benefits are restricted by Inland Revenue earnings limits, also participates in a defined contribution Vodafone Group Funded Unapproved Retirement Benefit Scheme (FURBS) to enable pension benefits to be provided on his base salary above the earnings cap. The Company makes a contribution of 30% of base salary above the earnings cap.

In respect of Vittorio Colao, a contribution is made to a defined contribution plan for dirigenti in Italy, which includes the supplementary dirigenti contribution required under the national collective agreements. Thomas Geitner is entitled to a defined benefit pension of 40% of salary from a normal retirement age of 60. On early retirement the pension may be reduced if he has accrued less than 10 years of board service, but will not be subject to actuarial reduction. The pension increases in line with inflation and a spouse’s pension of 60% of his pension is payable.

All the plans referred to above provide for benefits on death in service.

Further details of the pension benefits earned by the directors in the year to 31 March 2004 can be found on page 60. Liabilities in respect of the pension schemes in which the executive directors participate are funded to the extent described in note 32 to the Consolidated Financial Statements, “Pensions”.

Other remuneration matters

All-employee share incentive schemes

All Employee Share Plan

The Remuneration Committee has approved that an award of shares based on the achievement of performance conditions will be made to all employees in the Vodafone Group on 5 July 2004. This replaces previous practice of granting share options to all Group employees. These awards have a dilutive effect of approximately 0.03%.

Sharesave Options

The Vodafone Group 1998 Sharesave Scheme is an Inland Revenue approved scheme open to all UK permanent employees.

The maximum that can be saved each month is £250 and savings plus interest may be used to acquire shares by exercising the related option. The options have been granted at up to a 20% discount to market value. UK based executive directors are eligible to participate in the scheme and details of their participation are given in the table on page 62.

Share Incentive Plan

The Vodafone Share Incentive Plan (“SIP”) is an Inland Revenue approved plan open to all UK permanent employees. Eligible employees may contribute up to £125 each month and the trustee of the plan uses the money to buy shares on their behalf. An equivalent number of shares is purchased with contributions from the employing company. UK based executive directors are eligible to participate in the SIP and details of their share interests under these plans are given in the table on page 63.

Non-executive directors’ remuneration

The remuneration of non-executive directors is periodically reviewed by the Board, excluding the non-executive directors. Basic fee levels were increased in July 2003, the previous increase having been made in 2000. An additional annual fee of £10,000 is payable for the responsibility of chairing a principal Board Committee (Audit,

Back to Contents

Vodafone Group Plc Annual Report 2004
58
Board’s Report to Shareholders on Directors’ Remuneration continued

Remuneration or Nominations and Governance). No increases are planned in 2004. Details of each non-executive director’s remuneration are included in the table on page 59.

Non-executive directors do not participate in any incentive or benefit plans. The Company does not provide any contribution to their pension arrangements. The Chairman is entitled to the provision of a fully-expensed car or car allowance.

Service contracts and appointments of directors

Executive directors

The Remuneration Committee has determined that, after an initial term that may be of up to two years duration, executive directors’ contracts should thereafter have rolling terms and be terminable on no more than one year’s notice. No payments should normally be payable on termination other than the salary due for the notice period and such entitlements under incentive plans and benefits that are consistent with the terms of such plans.

Details of the contract terms of the executive directors follow:

	Contract start date	Unexpired term*	Notice period

Arun Sarin	1 April 2003	Indefinite	One year from
1 April 2004
Peter Bamford	1 April 1998	Indefinite	One year
Vittorio Colao	22 July 1996	Indefinite	Up to one year
Thomas Geitner	5 June 2000	To 31 May 2005	Contract expires
31 May 2005
Julian Horn-Smith	4 June 1996	Indefinite	One year
Ken Hydon	1 January 1997	Indefinite	One year

*	until normal retirement age

At the time of his appointment to the Board, Thomas Geitner was employed under a fixed term five-year service contract with Mannesmann AG (now Vodafone Holding GmbH), which was the normal contract arrangement for Mannesmann AG board members. Mr Geitner agreed in 2001, without recompense, to accept amended terms which provided that following the expiry of the current contract on 31 May 2005 the new contract would have a one year term.

Executive directors’ service contracts do not provide for termination payments that extend entitlements beyond payments due for the remainder of the contract term.

In accordance with the National Collective Labour Agreement for dirigenti for industrial companies in Italy, Vittorio Colao is entitled to receive an end of service indemnity.

All the UK-based executive directors have, whilst in service, entitlement under a long term disability plan from which two-thirds of base salary would be provided until normal retirement date. In the event of disability, Vittorio Colao is entitled to a lump sum payment of €207,000, whilst Thomas Geitner would receive his normal retirement pension based on his accrued service.

Some executive directors hold positions in other companies as non-executive directors. The fees received in respect of the 2004 financial year and retained by directors were as follows:

	Company in which non-executive	Fees Retained by the individual
	directorship is held	in 2003/04 (£’000)

Arun Sarin	Cisco Systems, Inc	18.8
Vittorio Colao	RAS SpA	19.2
Thomas Geitner	Singulus Technologies AG	33.5
Julian Horn-Smith	Smiths Group Plc	36.6
Ken Hydon	Reckitt Benckiser Plc	13.3
	Tesco Plc	6.3

*	Fees were retained in accordance with Company policy

Chairman and non-executive directors

After completing an initial three-year term, in March 2003, the Chairman accepted the invitation of the Nominations and Governance Committee and the Board to continue in office. The appointment continues indefinitely and may be terminated by either party on one year’s notice.

Non-executive directors including the Deputy Chairman, are engaged on letters of appointment that set out their duties and responsibilities. The appointment of non-executive directors may be terminated without compensation.

The terms and conditions of appointment of non-executive directors are available for inspection by any person at the Company’s registered office during normal business hours and at the Annual General Meeting (for 15 minutes prior to the meeting and during the meeting).

John Buchanan and Luc Vandevelde were appointed to the Board as non-executive directors with effect from 1 April 2003 and 1 September 2003 respectively. Both hold office on the same terms as other non-executive directors.

Appointment of new Chief Executive and retirement of previous Chief Executive

Sir Christopher Gent formally stepped down as Chief Executive at the end of the AGM on 30 July 2003. To enable a smooth transition, he continued as an adviser until he retired from the Company on 31 December 2003. Sir Christopher received no severance payment and his entitlements under the incentive and retirement plans in which he participated were determined by the standard rules applicable to retirement. All long term incentive awards under the current remuneration policy and the previous global market-related policy provide for awards to be pro-rated for both time and performance in the event of retirement. Sir Christopher received no salary increase in the 2004 financial year, nor did he participate in the short term incentive plan after 30 July 2003. No long term incentive awards were made to him during 2003/04. In accordance with the standard Rules of the Scheme he received an immediate pension based on his accrued benefit with no actuarial penalty or any enhancement.

The Remuneration Committee agreed that ownership of Sir Christopher Gent’s company car would transfer to him on retirement. The taxable value of the car is included in the benefits column of the Remuneration table.

Arun Sarin commenced employment as Chief Executive Designate on 1 April 2003. He became Chief Executive on 30 July 2003.

Arun Sarin was employed with a basic salary of £1.1 million. The incentives and benefits that formed the remainder of his remuneration package are consistent with the existing executive director remuneration policy described previously and comparable in quantum to those received by Sir Christopher Gent for the year ended 31 March 2003. In accordance with the Company’s normal policy it was agreed to meet the costs of Arun Sarin relocating to the UK and these costs are included in the benefits column of the Remuneration table.

Arun Sarin has entered into a service contract that can be terminated by the Company at the end of an initial term of two years or at any time thereafter on one year’s notice. Arun Sarin is required to give the Company one year’s notice if he wishes to terminate the contract. There are no specific provisions for termination payments under the terms of the service contract.

Back to Contents

Annual Report 2004 Vodafone Group Plc
59

Audited Information

Remuneration for the Year to 31 March 2004

The remuneration of the directors for the year to 31 March 2004 was as follows:

	Salary/fees		Incentive schemes		Benefits		Total
	2004	2003	2004(1)	2003	2004(2)	2003	2004	2003
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

Chairman
Lord MacLaurin	473	432	–	–	22	31	495	463
Deputy Chairman
Paul Hazen	124	105	–	–	–	–	124	105
Chief Executive
Sir Christopher Gent	425	1,270	429	1,586	11	40	865	2,896
Arun Sarin	1,100	65	1,217	–	879	–	3,196	65
Executive directors
Peter Bamford	733	691	722	843	34	31	1,489	1,565
Vittorio Colao(3)	531	469	651	695	9	9	1,191	1,173
Thomas Geitner(3)	644	556	673	694	35	23	1,352	1,273
Julian Horn-Smith	908	846	950	1,057	39	37	1,897	1,940
Ken Hydon	733	691	776	863	29	28	1,538	1,582
Non-executive directors
Dr Michael Boskin	80	65	–	–	–	–	80	65
Professor Sir Alec Broers	80	65	–	–	–	–	80	65
John Buchanan	80	–	–	–	–	–	80	–
Penny Hughes	90	72	–	–	–	–	90	72
Sir David Scholey	80	65	–	–	–	–	80	65
Professor Jürgen Schrempp	80	65	–	–	–	–	80	65
Luc Vandevelde	50	–	–	–	–	–	50	–
Former directors(4)	541	–	–	–	313	510	854	510

	6,752	5,457	5,418	5,738	1,371	709	13,541	11,904

Notes:
(1)	These figures are the cash equivalent value of the base share awards under the Vodafone Group Short Term Incentive Plan applicable to the year ended 31 March 2004. These awards are in relation to the performance achievements above targets in EBITDA, before exceptional items, ARPU, free cash flow, data as a percentage of service revenues and customer satisfaction for the 2003/04 financial year.
(2)	Benefits principally comprise cars and private health and disability insurance. For Arun Sarin, the figure includes £835,000 (gross) to cover the costs of relocating from the US to the UK. The relocation expenses paid covered costs including legal expenses, stamp duty, transportation costs and other out-of-pocket costs in accordance with normal Company policy.
(3)	Salary and benefits for Vittorio Colao and Thomas Geitner have been translated at the average exchange rate for the year of €1.4442: £1 (2003: €1.5570: £1).
(4)	Under the terms of an agreement, Sam Ginn, a former director of the Company, provides consultancy services to the Group and is entitled to certain benefits. The estimated value of the benefits received by him in the year to31 March 2004 was £183,000, translated at the average exchange rate for the year of $1.6953: £1. From 31 July to 31 December 2003 Sir Christopher Gent provided consultancy services to the Company and was entitled to certain benefits. On his retirement on 31 December 2003, his company car was transferred to him and the benefit value is included in the benefits column above. The total value of benefits provided, including the value of the car, was £130,000.

The aggregate compensation paid by the Company to its senior management(1) as a group for services in all capacities for the year ended 31 March 2004, is set out below. The aggregate number of senior management in the year ended 31 March 2004 was 6, compared to 7 in the year ended 31 March 2003.
	2004	2003
	£’000	£’000

Salaries and fees	2,341	2,502
Incentive schemes(2)	2,415	5,430
Benefits	462	213

	5,218	8,145

Notes:
(1)	Aggregate compensation for senior management is in respect of those individuals who were members of the Executive Committee as at, and for the year ended, 31 March 2004, other than executive directors.
(2)	Comprises the incentive scheme information for senior management on an equivalent basis as that disclosed for directors in the table at the top of this page. Details of share incentives awarded to directors and senior management are included in footnotes to the Short Term Incentive, Long Term Incentives and Share Options tables on pages 60 and 61.

Back to Contents

Vodafone Group Plc Annual Report 2004
60
Board’s Report to Shareholders on Directors’ Remuneration continued

Pensions

Pension benefits earned by the directors in the year to 31 March 2004 were:

											Transfer value	Employer
									Change in	Change in	of change in	Allocation/
	Total accrued		Change in						transfer value	accrued	accrued	Contribution to
	benefit at		accrued		Transfer value		Transfer value		over year less	benefit in	benefit net of	Defined
	31 March		benefit over		at 31 March		at 31 March		member	excess of	member	Contribution
	2004	(1)	the year	(1)	2003	(2)	2004	(2)	contributions	inflation	contributions	Plans
Name of Director	£’000		£’000		£’000		£’000		£’000	£’000	£’000	£’000

Arun Sarin	–		–		–		–		–	–	–	330.0
Sir Christopher Gent(3)	701.9		39.9		10,388.9		15,519.8		5,097.1	22.6	466.6	–
Peter Bamford	23.0		4.0		217.4		275.5		54.7	3.5	38.3	151.0
Vittorio Colao(4)	–		–		–		–		–	–	–	5.5
Thomas Geitner(4)	64.7		19.2		510.7		763.1		252.4	18.1	212.9	–
Julian Horn-Smith	480.3		83.2		5,962.4		7,498.8		1,506.3	72.8	1,106.9	–
Ken Hydon	476.6		52.0		7,864.1		9,129.0		1,240.3	40.9	758.9	–

Notes:
(1)	The pension benefits earned by the directors are those, which would be paid annually on retirement, on service to the end of the year, at the normal retirement age. Salaries have been averaged over three years where necessary in order to compare with Inland Revenue regulations. The increase in accrued pension excludes any increase for inflation.
(2)	The transfer values have been calculated on the basis of actuarial advice in accordance with the Faculty and Institute of Actuaries’ Guidance Note GN11. No director elected to pay additional voluntary contributions. The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the pension scheme.
(3)	Sir Christopher Gent retired from the Board on 30 July 2003 and from the Company on 31 December 2003. In accordance with the standard Rules of the Scheme he received an immediate pension based on his accrued benefit without actuarial reduction or any enhancement. The figures for 2003 and 2004 are not directly comparable due to different bases of calculation. The 2003 figure is based on service to date and payment at normal retirement age (60). The 2004 figure reflects an additional year of service, an updated pensionable salary, changes in annuity values and immediate payment.
(4)	In respect of Thomas Geitner the amounts as at 31 March 2003 have been translated at the exchange rate at that date of €1.4486: £1. Other amounts in respect of Vittorio Colao and Thomas Geitner have been translated at the 31 March 2004 exchange rate of €1.4955: £1.

In respect of senior management, the Group has made aggregate contributions of £484,808 into pension schemes.

Directors’ interests in the shares of the Company

Short Term Incentive

Conditional awards of ordinary shares made to executive directors under the STIP, and dividends on those shares paid under the terms of the Company’s scrip dividend scheme and dividend reinvestment plan, are shown below. STIP shares which vested and were sold or transferred during the year ended 31 March 2004 are also shown below.

				Shares conditionally
		Shares conditionally		awarded during the		Shares added
		awarded during the		year as enhancement		during the	Shares sold or
	Total interest	year as base award in		shares in respect		year through	transferred during the
	in STIP at	respect of 2002/2003		of 2002/2003		dividend	year in respect of
	1 April 2003	STIP awards		STIP awards		reinvestment	2000/2001 STIP awards(1)		Total interest in STIP as at 31 March 2004

			Value at		Value at		In	In
	Total		date of		date of	Total	respect	respect of	Number of	Number of	Total
	number of		award(2)(3)		award(3)	number of	of base	enhancement	Base Award	enhancement	value(4)
	shares	Number	£’000	Number	£’000	shares	awards	shares	shares	shares	£’000

Sir Christopher Gent	793,202	–	–	–	–	5,950	532,768	266,384	–	–	–
Arun Sarin	–	–	–	–	–	–	–	–	–	–	–
Peter Bamford	1,058,209	704,311	843	352,155	422	15,515	–	–	1,420,127	710,063	2,743
Vittorio Colao	–	628,010	752	314,005	376	–	–	–	628,010	314,005	1,213
Thomas Geitner	306,570	219,470	263	109,735	131	4,494	–	–	426,846	213,423	824
Julian Horn-Smith	431,852	882,713	1,057	441,357	529	3,239	290,060	145,031	882,713	441,357	1,705
Ken Hydon	431,852	720,883	863	360,441	432	3,239	290,060	145,031	720,883	360,441	1,392

Notes:
(1)	Shares in respect of 2000/2001 STIP awards were transferred on 1 July 2003 and 21 November 2003.
(2)	Previously disclosed within directors’ emoluments for the year ended 31 March 2003.
(3)	Value at date of award is based on the purchase price of the Company’s ordinary shares on 30 June 2003 of 119.75p.
(4)	The value at 31 March 2004 is calculated using the closing middle market price of the Company’s ordinary shares at 31 March 2004 of 128.75p.

The aggregate number of shares conditionally awarded during the year as base award and enhancement shares to the Company‘s senior management, other than executive directors, is 1,634,000. For a description of the performance and vesting conditions, see “Short/medium term incentive” on page 55.

Back to Contents

Annual Report 2004 Vodafone Group Plc
61

Long Term Incentives
Conditional awards of ordinary shares made to executive directors under the Vodafone Group Long Term Incentive Plan and Vodafone Group Plc 1999 Long Term Stock Incentive Plan, and dividends on those shares paid under the terms of the Company’s scrip dividend scheme and dividend reinvestment plan, are shown below. Long Term Incentive shares that vested and were sold or transferred during the year ended 31 March 2004 are also shown below.

				Shares added	Shares	Shares sold or
				during the	forfeited	transferred
Total interest in				year through	in respect of	in respect of
Long Term incentives		Shares conditionally awarded		dividend	2000/2001 and	2000/20001 and	Total interest in Long Term
at 1 April 2003(1)		during the year		reinvestment	2002/03 awards	2002/03 awards	Incentives at 31 March 2004

			Value at
			date of					Total
			award(2)				Number of	value(4)
	Number	Number	£’000	Number	Number	Number(3)	shares	£’ 000

Sir Christopher Gent	2,963,018	–	–	41,899	2,031,684	422,571	550,662	709
Arun Sarin	–	1,844,863	2,200	–	–	–	1,844,863	2,375
Peter Bamford	1,441,524	882,000	1,052	20,294	74,582	43,614	2,225,622	2,865
Vittorio Colao	694,022	648,868	774	10,175	–	–	1,353,065	1,742
Thomas Geitner	1,016,319	781,633	932	14,899	–	–	1,812,851	2,334
Julian Horn-Smith	1,822,879	1,080,000	1,288	25,886	74,583	43,613	2,810,569	3,619
Ken Hydon	1,441,524	882,000	1,052	20,294	74,582	43,614	2,225,622	2,865

Notes:
(1)	Restricted share awards under the Vodafone Group Long Term Incentive Plan and the Vodafone Group Plc 1999 Long Term Stock Incentive Plan.
(2)	The value of awards under the Vodafone Group Plc 1999 Long Term Incentive Plan is based on the purchase price of the Company’s ordinary shares on 30 July 2003 of 119.25p.
(3)	Shares in respect of 2000/2001 awards were sold or transferred on 1 July 2003 and 13 November 2003. The balance of Sir Christopher Gent’s 2002/03 share awards, following application of performance conditions and pro-ration in respect of service to retirement, were sold or transferred on 14 January 2004 and 8 April 2004.
(4)	The value at 31 March 2004 is calculated using the closing middle market price of the Company’s ordinary shares at 31 March 2004 of 128.75p.

The aggregate number of shares conditionally awarded during the year to the Company‘s senior management is 2,373,014 shares. For a description of the performance and vesting conditions see “Long term incentives” on pages 56 and 57.

Share options
The following information summarises the directors’ options under the Vodafone Group Plc Savings Related Share Option Scheme, the Vodafone Group 1998 Sharesave Scheme, the Vodafone Group Plc Executive Share Option Scheme and the Vodafone Group 1998 Company Share Option Scheme, which are all Inland Revenue approved schemes. The table also summarises the directors’ options under the Vodafone Group Plc Share Option Scheme, the Vodafone Group 1998 Executive Share Option Scheme, the AirTouch Communications, Inc. 1993 Long Term Stock Incentive Plan and the Vodafone Group Plc 1999 Long Term Stock Incentive Plan, which are not Inland Revenue approved. No other directors have options under any of these schemes. Only under the Vodafone Group 1998 Sharesave Scheme may shares be offered at a discount in future grants of options. For a description of the performance and vesting conditions see “Long term incentives” on pages 56 and 57.

	Options held at	Options	Options			Weighted
	1 April 2003	granted	exercised	Options	Options	average	Earliest
	or date of	during	during	lapsed during	held at	exercise price at	date	Latest
	appointment(1)	the year(1)	the year	the year	31 March 2004	31 March 2004	from which	expiry
	Number	Number	Number	Number	Number	Pence	exercisable	date

Sir Christopher Gent	25,365,387	–	178,000	–	25,187,387	167.6	Jul 2001	Dec 2004
Arun Sarin(2)(3)	11,250,000	7,396,164	–	–	18,646,164	154.0	Jun 1999	Jul 2013
Peter Bamford	12,204,753	3,739,677	–	–	15,944,430	155.1	Jul 2000	Jul 2013
Vittorio Colao	3,011,611	2,751,202	–	–	5,762,813	108.8	Jul 2004	Jul 2013
Thomas Geitner	11,196,479	3,373,582	–	–	14,570,061	160.7	Jul 2003	Jul 2013
Julian Horn-Smith	15,794,101	4,654,088	1,254,500	–	19,193,689	149.9	Jul 2001	Jul 2013
Ken Hydon	12,695,553	3,739,677	1,044,000	–	15,391,230	156.7	Jul 2001	Jul 2013

	91,517,884	25,654,390	2,476,500	–	114,695,774

Notes:
(1)	The weighted average exercise price of options over shares in the Company granted during the year and listed above is 119.25 pence. The earliest date from which they are exercisable is July 2006 and the latest expiry date is 29 July 2013. For a description of the performance and vesting conditions see “Long term incentives” on pages 56 and 57.
(2)	Some of the options held by Arun Sarin are held in the form of ADSs, each representing ten ordinary shares of the Company, which are traded on the New York Stock Exchange. The number of ADSs over which Arun Sarin holds options is 1,125,000.
(3)	The terms of the share options granted over 11,250,000 shares in 1999 to Arun Sarin allow exercise until the earlier of the date on which he ceases to be a director of the Company and the seventh anniversary of the respective dates of grant.

Back to Contents

Vodafone Group Plc Annual Report 2004
62
Board’s Report to Shareholders on Directors’ Remuneration continued

The aggregate number of options granted during the year to the Company’s senior management, other than executive directors, is 11,058,407. The weighted average exercise price of the options granted to senior management during the year is 119.25 pence. The earliest date from which they are exercisable is July 2006 and the latest expiry date is 29 July 2013. The weighted average exercise price of options granted to US-based senior management has been translated at the average exchange rate for the year of $1.6953: £1.

Further details of options outstanding at 31 March 2004 are as follows:

	Exercisable Market price			Exercisable Option price
	greater than option price(1)			greater than market price(1)			Not yet exercisable

		Weighted			Weighted			Weighted
		average	Latest		average	Latest		average	Earliest date
		exercisable	expiry	Options	exercise	expiry	Options	exercise	from which
	Options held	price	date	held	price	date	held	price	exercisable
	Number	Pence		Number	Pence		Number	Pence

Sir Christopher Gent	9,294,123	97.0	Dec 04	15,893,264	208.9	Dec 04	–	–	–
Arun Sarin	5,000,000	95.1	Jun 06	6,250,000	242.4	Jul 06	7,396,164	119.2	Jul 06
Peter Bamford	150,500	58.7	Jul 04	3,360,755	272.5	Jul 10	12,433,175	124.5	Jul 04
Vittorio Colao	–	–	–	–	–	–	5,762,813	108.8	Jul 04
Thomas Geitner	–	–	–	2,933,055	290.4	Jul 10	11,637,006	128.0	Jul 04
Julian Horn-Smith	–	–	–	3,136,455	280.4	Jul 10	16,057,234	124.4	Jul 04
Ken Hydon	–	–	–	3,235,255	279.8	Jul 10	12,155,975	123.9	Jul 04

	14,444,623			34,808,784			65,442,367

Notes:
(1)	Market price is the closing middle market price of the Company’s ordinary shares at 31 March 2004 of 128.75p.
(2)	Some of Arun Sarin’s options are in respect of American Depositary Shares, each representing ten ordinary shares in the Company, which are traded on the New York Stock Exchange. The number and option price have been converted into the equivalent amounts for the Company’s ordinary shares, with the option price being translated at the average exchange rate for the year of $1.6953: £1.

The Company’s register of directors’ interests (which is open to inspection) contains full details of directors’ shareholdings and options to subscribe. These options by exercise price were:

		Options held at
		1 April 2003	Options	Options	Options lapsed	Options
	Option	or date of	granted during	exercised during	during	held at
	price	appointment	the year	the year	the year	31 March 2004
	Pence	Number	Number	Number	Number	Number

Vodafone Group Plc Executive Share Option Scheme (Approved – 1988)
Vodafone Group Plc Share Option Scheme (Unapproved – 1988)
Vodafone Group 1998 Company Share Option Scheme (Approved)
Vodafone Group 1998 Executive Share Option Scheme (Unapproved)
	58.70	2,627,000	–	2,476,500	–	150,500
	155.90	1,520,500	–	–	–	1,520,500
	255.00	764,000	–	–	–	764,000
	282.30	1,522,500	–	–	–	1,522,500
Vodafone Group Plc Savings Related Share Option Scheme (1988)
Vodafone Group 1998 Sharesave Scheme
	70.92	50,126	–	–	–	50,126
	95.30	–	16,710	–	–	16,710
AirTouch Communications, Inc. 1993 Long Term Incentive Plan(1)
	95.12	5,000,000	–	–	–	5,000,000
Vodafone Group Plc 1999 Long Term Stock Incentive Plan
	97.00	30,140,785	–	–	–	30,140,785
	119.25	–	25,637,680	–	–	25,637,680
	151.56	2,796,100	–	–	–	2,796,100
	157.50	24,943,043	–	–	–	24,943,043
	164.49	100,146	–	–	–	100,146
	242.43	6,250,000	–	–	–	6,250,000
	291.50	15,803,684	–	–	–	15,803,684

		91,517,884	25,654,390	2,476,500	–	114,695,774

Note:
(1)	These share options are in respect of American Depositary Shares, each representing ten ordinary shares in the Company, which are traded on the New York Stock Exchange. The number and option price have been converted into the equivalent amounts for the Company’s ordinary shares, with the option price being translated at the average exchange rate for the year of $1.6953: £1.

Back to Contents

Annual Report 2004 Vodafone Group Plc
63

Details of the options exercised by directors of the Company in the year to 31 March 2004, are as follows:

			Market price
	Options exercised		at date	Gross
	during the year	Option price	of exercise	pre-tax gain
	(Number)	(Pence)	(Pence)	(£’ 000)

Sir Christopher Gent	178,000	58.7	118.75	106.9
Julian Horn-Smith	1,254,500	58.7	135.75	966.6
Ken Hydon	522,000	58.7	131.75	381.3
	522,000	58.7	144.75	449.2

	2,476,500			1,904.0

Note:
The aggregate gross pre-tax gain made on the exercise of share options in the year by the above Company’s directors was £1,903,983 (2003: £226,873). The closing middle market price of the Company’s shares at the year end was 128.75p, its highest closing price in the year having been 149.5p and its lowest closing price having been 112.5p.

Beneficial interests
The directors’ beneficial interests in the ordinary shares of the Company, which includes interests in the Vodafone Group Profit Sharing Scheme and the Vodafone Share Incentive Plan, but which excludes interests in the Vodafone Group Share Option Schemes, the Vodafone Group Short Term Incentive or in the Vodafone Group Long Term Incentives, are shown below:

			1 April 2003 or date of
	24 May 2004	31 March 2004	appointment

Lord MacLaurin	92,495	92,495	94,495
Arun Sarin(1)	4,832,560	4,832,560	4,832,560
Peter Bamford	290,894	290,518	258,336
Vittorio Colao(2)	643,848	643,848	643,848
Thomas Geitner	12,350	12,350	12,350
Julian Horn-Smith	1,735,210	1,734,834	1,448,427
Ken Hydon	2,325,576	2,325,200	1,835,818
Paul Hazen	360,900	360,900	360,900
Dr Michael Boskin	212,500	212,500	212,500
Professor Sir Alec Broers	19,379	19,379	19,099
Dr John Buchanan(3)	102,000	102,000	–
Penny Hughes	22,500	22,500	22,500
Sir David Scholey	50,000	50,000	50,000
Professor Jürgen Schrempp	–	–	–
Luc Vandevelde(4)	20,000	20,000	–

Notes:
(1)	Arun Sarin also has a non-beneficial interest as the trustee of two family trusts, each holding 5,720 shares.
(2)	These shares were held in escrow and were released on 30 June 2003.
(3)	John Buchanan was appointed to the Board on 1 April 2003.
(4)	Luc Vandevelde was appointed to the Board on 1 September 2003.

Changes to the interests of the directors of the Company in the ordinary shares of the Company during the period 1 April 2004 to 24 May 2004 relate to shares acquired either through Vodafone Group Personal Equity Plans or the Vodafone Share Incentive Plan. As at 31 March 2004, and during the period 1 April 2004 to 24 May 2004, no director had any interest in the shares of any subsidiary company.

Other than those individuals included in the table above who were Board members as at 31 March 2004, members of the Group’s Executive Committee, including Tomas Isaksson who was an Executive Committee member until 1 April 2004, as at 31 March 2004, had an aggregate beneficial interest in 1,717,284 ordinary shares of the Company. As at 24 May 2004, Executive Committee members at that date had an aggregate beneficial interest in 1,717,994 ordinary shares of the Company, none of whom had an individual beneficial interest amounting to greater than 1% of the Company’s ordinary shares.

Interests in share options of the Company at 24 May 2004
At 24 May 2004, there had been no change to the directors’ interests in share options from 31 March 2004.

Other than those individuals included in the table above, as at 24 May 2004 members of the Group’s Executive Committee at that date held options for 35,509,322 ordinary shares at prices ranging from 48.3 pence to 291.5 pence per ordinary share, with a weighted average exercise price of 152.74 pence per ordinary share exercisable at dates ranging from July 1999 to July 2013, and options for 1,008,381 ADSs at prices ranging from $13.65 to $58.6875 per ADS, with a weighted average exercise price of $25.33 per ADS, exercisable at dates ranging from March 2001 to July 2013.

Lord MacLaurin, Paul Hazen, Dr Michael Boskin, Professor Sir Alec Broers, Dr John Buchanan, Penny Hughes, Sir David Scholey, Professor Jürgen Schrempp and Luc Vandevelde held no options at 24 May 2004.

/s/ Penny Hughes

Penny Hughes	On behalf of the Board
25 May 2004

Back to Contents

Vodafone Group Plc Annual Report 2004
64

Employees

Vodafone is committed to investing in world class people development to build a unified global team working efficiently across boundaries.

Employee involvement
The Board of director’s aim is that employees understand the Company’s strategy and are committed to the Vodafone Vision and Values.

The Values are:

•	Passion for customers. Vodafone’s customers have chosen to trust the Group. In return, the Group must strive to anticipate and understand their needs and delight them with the Group’s service.

•	Passion for Vodafone people. Outstanding people working together make Vodafone exceptionally successful.

•	Passion for results. The Group is action-oriented and driven by a desire to be the best.

•	Passion for the world around us. Vodafone will help the people of the world to have fuller lives – both through the services Vodafone provides and through the impact the Group has on the world around us.

Together, the Vision and Values provide a common understanding of where the Group is going and a common way of doing things. The Company is determined that they will flourish across every operating company, challenging everyone to understand them, own them and contribute to their delivery and a range of initiatives have been introduced to ensure this.

The Board of directors places a high priority on effective employee communications to promote the Values and other important messages and a wide range of mechanisms is used to achieve this. These include roadshows, management presentations, in-house publications, team briefings, e-mail, Intranet sites, employee focus groups and conferences.

During 2003, Vodafone conducted its first Group wide Employee Survey in order to measure the effectiveness of its communications initiatives and its standing as an employer. 84% of employees shared their views with the Company and, as a result, the Board has initiated a Group level action plan with the following themes:

•	to communicate and bring the Vodafone strategy to life;

•	to ensure the world class development of Vodafone people; and

•	to consider how the Group might anticipate and better respond to the needs of its customers.

The survey will be conducted every two years to measure the Group’s progress.

Chief Executive, Arun Sarin, and Group Chief Operating Officer, Julian Horn-Smith, continued to host “Your Call” sessions at operating companies throughout the Group. These sessions were designed to demonstrate how the Vodafone Values are being lived across the business. Building on the success of “Your Call”, the next stage of the global roadshow programme is known as “Talkabout” and will visit every operating company during 2004. “Talkabout” will directly address two of the priorities for action identified by the Employee Survey. In “Talkabout Vodafone” Mr Sarin will discuss the shared vision for Vodafone’s future, meeting as wide an audience of Vodafone people as possible, listening to their views and talking about the issues that matter most to them. In the second strand, “Talkabout Business”, Mr Horn-Smith will address the business issues affecting each company with a smaller audience drawn from the senior management team. The “Talkabout” programme provides the perfect opportunity to communicate strategic goals and priorities, discuss progress and exchange ideas about how Vodafone can serve its customers as a single, global team.

The Group has implemented a global team briefing process for effectively sharing information with employees on key performance indicators for the business and progress towards achieving its strategic objectives. Within European subsidiaries, employee representatives meet annually with representatives of the central management team in the Vodafone European Employee Consultative Council to discuss the progress of the Group and transnational issues.

Employee education, training and development
Employee development has been established as one of Vodafone’s key business goals. The Vodafone Global Campus provides the focus for employee learning and development by supporting operating companies around the world to share best practice, collaborate and develop world-class development opportunities.

Employment policies
The Group’s employment policies are consistent with the principles of the United Nations Universal Declaration of Human Rights and the International Labour Organisation Core Conventions and are developed to reflect local legal, cultural and employment requirements. High standards are maintained wherever the Group operates as Vodafone aims to ensure that the Group is recognised as an employer of choice. Employees at all levels and in all companies are encouraged to make the greatest possible contribution to the Group’s success.

The Group considers its relations with its employees to be good.

Equal opportunities
Vodafone does not condone unfair treatment of any kind and operates an equal opportunities policy for all aspects of employment and advancement, regardless of race, nationality, sex, marital status, disability or religious or political belief. In practice, this means that the Group will select the best people available for positions on the basis of merit and capability, making the most effective use of the talents and experience of people in the business, providing them with the opportunity to develop and realise their potential.

The disabled
The directors are conscious of the special difficulties experienced by the disabled and a range of products has been developed for people with special needs. In addition, disabled people are assured of full and fair consideration for all vacancies for which they offer themselves as suitable candidates and efforts are made to meet their special needs, particularly in relation to access and mobility. Where possible, modifications to workplaces have been made to provide access and, therefore, job opportunities for the disabled. Every effort is made to continue the employment of people who become disabled, not only by the provision of additional facilities but also training where appropriate.

Health, safety and wellbeing
The directors remain committed to ensuring the health, safety and wellbeing of employees at work and apply high standards throughout the organisation in the management and control of operations. These standards are designed to ensure that the Group properly safeguards those who work for it and those who may be affected by the Group’s business including customers, contractors and local communities. Annually, each operating company reports health and safety performance to the Board.

A Group Health and Safety Council has been inaugurated under the leadership of the Group Health and Safety Director, and this is steering a coordinated, global strategy. The team of Health and Safety professionals working within the Group has been further strengthened and better coordinated, sharing knowledge more efficiently.

A Group-wide health and safety audit in December 2003 showed improved scores overall compared with 2002, and particularly with reference to Operating Company emergency planning procedures and their regimes for working safely at height. The results reflect implementation of the Group’s new global standards and the increase in best practice sharing around the Group.

Back to Contents

Annual Report 2004 Vodafone Group Plc
65

Corporate Social Responsibility and Environmental Issues

Corporate Social Responsibility
Vodafone believes that mobile telecommunications has the potential to deliver wide social, economic and environmental benefits. It also recognises that there are some sensitive issues that need to be managed. Addressing these risks and opportunities is at the heart of the Group’s CSR programme and fundamental to achieving Vodafone’s strategic goal of being a responsible business. A key focus of the last year has been the continued integration of CSR into core business processes.

The Executive Committee, chaired by the Chief Executive, receives reports on progress against the goal. Priority environmental and CSR-related initiatives are sponsored by an operating company chief executive officer or senior Group executive and the Group Operational Review Committee monitors progress on these initiatives on a regular basis. CSR has also been included in the global development programme for directors and senior managers.

Understanding and responding to stakeholder views on relevant social and environmental issues is central to the Group’s CSR programme. The Group engages on this subject directly with key stakeholders, including investors. This year, quantitative research on public and customer views as well as those of NGOs was completed across approximately 75% of the customer base, helping to ensure the focus remains on priority issues and providing a basis for tracking perceptions of our performance over time.

Progress continues to be made on key initiatives. For example:

•	Operating company performance across the full range of CSR related activities, from management integration to specific progress on managing issues, is now reported quarterly alongside other business performance metrics to the Group Operational Review Committee. This ensures that progress is reviewed at the highest level and it also facilitates benchmarking and exchange of good practice across the operating companies.

•	A CSR section has been built into the Group’s long range planning process. Key CSR risks are considered alongside other business risks.

•	Two important initiatives that have moved forward significantly this year relate to the development of ‘products and services’ that deliver specific social/environmental benefit and the ‘responsible marketing’ of products and services. Both initiatives have moved through pilot stages and are now being progressed across the business.

•	Vodafone aims to help its customers make informed choices about their access to content and services and to support them in accessing the service environments they wish to have. This includes supporting parents in defining appropriate access for younger users. A dedicated Content Standards team has developed policies and guidelines on adult content, instant messenger, video and audio messaging, games and ‘chat rooms’.

•	This year, the Group Policy Committee approved Vodafone’s Code of Ethical Purchasing. The Code is being integrated into the commercial arrangements with the Group’s major global suppliers by the Supply Chain Management function.

•	Unfortunately, the Group did not fully meet its commitment to develop CSR Guidelines for Network Deployment by March 2004. The wide range of planning and regulatory requirements across all of the Group’s markets has made this a particularly complex task. However, this remains an important subject and will continue to be developed at the Group and operating company level.

•	The Vodafone Group Foundation has implemented a programme of grant making activity in accordance with its mission statement. This year, seven new local foundations have been set up across the Group, including associate companies, making a total of 19 foundations, supporting local communities at country level. An increased emphasis by the Foundation on partnerships with major NGOs and charities has resulted in more than 26 projects that address global issues. Further details of the Vodafone Group Foundations’ activities are available in the CSR Report and on www.vodafonefoundation.org

•	The Company has retained its position in both the FTSE4Good and Dow Jones Sustainability Indices.

This year has seen an increase in the level of independent assessment and assurance of the CSR programme and performance data. The scope of work for Deloitte & Touche LLP has been extended to cover certain performance data procedures at selected operating companies. The assurance statement is published in the stand-alone CSR report. An independent review and benchmark of the CSR management system and processes for stakeholder engagement has also been completed and is reported in the CSR report.

In addition to the Group report, operating companies in Italy, Greece, the Netherlands and Ireland have produced their own CSR publications tailored to specific audiences in those markets.

Environmental Issues
The Group continues to monitor and manage the impact of its activities on the environment and is committed to minimising these impacts in an appropriate manner. Over the last twelve months, progress has been made across a series of projects that address significant environmental issues. These include addressing the concerns related to the perceived link between radio frequencies and health, the use of energy, the reuse and recycling of handsets and accessories, the management of waste and the use of ozone depleting substances.

Progress includes:

•	Over the last 12 months, Vodafone has continued to promote best practice in relation to communication about radio frequency levels and all operating companies provide information on request. The focus for this year has been on a review and restructure of the governance regime for this issue. A greater level of representation from across the Group helps deliver consistency in approach.

•	There has been an increase in the number of handset recycling schemes in place. These now cover 97% of the customer base.

•	Operating companies serving more than 90% of the Group’s customer base have developed formal energy efficiency strategies.

•	An assessment of waste management practices in 12 operating companies is well advanced and is due for completion by June 2004.

The Group continues to monitor any scientific developments on radio frequency issues and supports independent research in this area at both international and national levels.

The Group commits to disclosing any information that comes to its knowledge that clearly demonstrates that any of its products and services breach internationally accepted safety standards or guidelines.

Further details of these initiatives, and progress against environment-related commitments made last year, are provided in the Company’s 2003/04 CSR Report and on www.vodafone.com/responsiblity.

Back to Contents

Vodafone Group Plc Annual Report 2004
66

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

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for the system of internal control, for safeguarding the assets of the Company and the Group and, hence, for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Back to Contents

Annual Report 2004 Vodafone Group Plc
67
Report of Independent Auditors

Independent Auditors’ Report to the Members of the Company

We have audited the consolidated financial statements of Vodafone Group Plc for the year ended 31 March 2004, which comprise the consolidated and Company balance sheets at 31 March 2004 and 2003, the consolidated profit and loss accounts, the consolidated cash flow statements, the consolidated statements of total recognised gains and losses and the movement in total equity shareholders’ funds for the three years ended 31 March 2004 and the related notes 1 to 37. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the Board’s Report to Shareholders on Directors’ Remuneration that is described as having been audited.

Respective Responsibilities of Directors and Auditors

As described in the Statement of Directors’ Responsibilities, the Company’s directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the Annual Report including the Board’s Report to Shareholders on Directors’ Remuneration. Our responsibility is to audit the financial statements and the part of the Board’s Report to Shareholders on Directors’ Remuneration described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

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

We read the Directors’ Report and the other information contained in the Annual Report for the year ended 31 March 2004 as described in the contents section, including the unaudited part of the Board’s Report to Shareholders on Directors’ Remuneration and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of Audit Opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board and with the standards of the Public Company Accounting Oversight Board in the United States of America. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Board’s Report to Shareholders on Directors’ Remuneration described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

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

Opinions

UK opinion
In our opinion:

•	the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 March 2004 and of the loss of the Group for the year then ended; and,

•	the financial statements and that part of the Board’s Report to Shareholders on Directors’ Remuneration described as having been audited have been properly prepared in accordance with the Companies Act 1985.

US opinion
In our opinion:

•	the financial statements present fairly, in all material respects, the consolidated financial position of the Group at 31 March 2004 and 2003 and the consolidated results of its operations and cash flows for each of the three years in the period ended 31 March 2004 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net loss for each of the three years ended 31 March 2004 and the determination of shareholders’ equity at 31 March 2004 and 2003, to the extent summarised in note 36 to the financial statements.

Deloitte and Touche LLP
Chartered Accountants and Registered Auditors
London, England

25 May 2004

Back to Contents

Vodafone Group Plc Annual Report 2004
68
Consolidated Financial Statements

Back to Index

Annual Report 2004 Vodafone Group Plc
69
Consolidated Profit and Loss Accounts

For the years ended 31 March

			2004	2004		2003		2002
		Note	$m	£m		£m		£m
	Total Group turnover: Group and share of joint ventures and associated undertakings
	– Continuing operations		78,973	42,920		37,324		32,125
	– Discontinued operations		1,505	818		1,828		1,416

			80,478	43,738		39,152		33,541
Less:	Share of joint ventures		–	–		(8)		(3)
	Share of associated undertakings		(18,729)	(10,179)		(8,769)		(10,693)

	Group turnover	3	61,749	33,559		30,375		22,845

	Group turnover	3
	– Continuing operations		60,244	32,741		28,547		21,767
	– Discontinued operations		1,505	818		1,828		1,078

			61,749	33,559		30,375		22,845

	Operating (loss)/profit	3, 4, 5
	– Continuing operations		(8,909)	(4,842)		(5,052)		(9,966)
	– Discontinued operations		121	66		(243)		(411)

			(8,788)	(4,776)		(5,295)		(10,377)
	Share of operating profit/(loss) in joint ventures and associated undertakings		1,005	546		(156)		(1,457)

	Total Group operating loss
	Group and share of joint ventures and associated undertakings	3	(7,783)	(4,230)		(5,451)		(11,834)
	Exceptional non-operating items	6	(190)	(103)		(5)		(860)
	– Continuing operations		(81)	(44)		20		(860)
	– Discontinued operations		(109)	(59)		(25)		–

	Loss on ordinary activities before interest	3	(7,973)	(4,333)		(5,456)		(12,694)
	Net interest payable and similar items	7	(1,314)	(714)		(752)		(845)
	Group		(918)	(499)		(457)		(503)
	Share of joint ventures and associated undertakings		(396)	(215)		(295)		(342)

	Loss on ordinary activities before taxation		(9,287)	(5,047)		(6,208)		(13,539)
	Tax on loss on ordinary activities	8	(5,803)	(3,154)		(2,956)		(2,140)
	Group		(5,273)	(2,866)		(2,624)		(1,925)
	Share of joint ventures and associated undertakings		(530)	(288)		(332)		(215)

	Loss on ordinary activities after taxation		(15,090)	(8,201)		(9,164)		(15,679)
	Equity minority interests		(1,386)	(753)		(593)		(415)
	Non-equity minority interests		(112)	(61)		(62)		(61)

	Loss for the financial year		(16,588)	(9,015)		(9,819)		(16,155)
	Equity dividends	9	(2,535)	(1,378)		(1,154)		(1,025)

	Retained loss for the Group and its share of joint ventures and associated undertakings	23	(19,123)	(10,393)		(10,973)		(17,180)

	Basic and diluted loss per share	10	(24.36)¢	(13.24	)p	(14.41	)p	(23.77	)p

The accompanying notes are an integral part of these Consolidated Financial Statements.

The unaudited US dollar amounts are prepared on the basis set out in note 1.

Back to Index

Vodafone Group Plc Annual Report 2004
70

Balance Sheets

At 31 March

		Group			Company

				2003
		2004	2004	as restated	2004	2003
	Note	$m	£m	£m	£m	£m
Fixed assets
Intangible assets	11	172,264	93,622	108,085	–	–
Tangible assets	12	33,273	18,083	19,574	–	–
Investments		40,986	22,275	26,989	106,177	104,655

Investments in associated undertakings	13	39,056	21,226	25,825	–	–
Other investments	13	1,930	1,049	1,164	106,177	104,655

		246,523	133,980	154,648	106,177	104,655

Current assets
Stocks	14	843	458	365	–	–
Debtors	15	12,698	6,901	7,460	65,627	44,699
Investments	16	8,061	4,381	291	–	287
Cash at bank and in hand		2,593	1,409	475	53	215

		24,195	13,149	8,591	65,680	45,201
Creditors: amounts falling due within one year	17	(27,648)	(15,026)	(14,293)	(95,679)	(76,087)

Net current liabilities		(3,453)	(1,877)	(5,702)	(29,999)	(30,886)

Total assets less current liabilities		243,070	132,103	148,946	76,178	73,769
Creditors: amounts falling due after more than one year	18	(23,874)	(12,975)	(13,757)	(9,271)	(8,171)
Provisions for liabilities and charges	21	(7,723)	(4,197)	(3,696)	–	–

		211,473	114,931	131,493	66,907	65,598

Capital and reserves
Called up share capital	22	7,875	4,280	4,275	4,280	4,275
Share premium account	23	95,963	52,154	52,073	52,154	52,073
Merger reserve		182,026	98,927	98,927	–	–
Capital reserve		–	–	–	88	88
Own shares held	23	(2,090)	(1,136)	(41)	(1,088)	–
Other reserve	23	1,312	713	843	713	843
Profit and loss account	23	(79,146)	(43,014)	(27,447)	10,760	8,319

Total equity shareholders’ funds		205,940	111,924	128,630	66,907	65,598
Equity minority interests		3,923	2,132	1,848	–	–
Non-equity minority interests	24	1,610	875	1,015	–	–

		211,473	114,931	131,493	66,907	65,598

The Consolidated Financial Statements were approved by the Board of directors on 25 May 2004 and were signed on its behalf by:

A SARIN	Chief Executive

K J HYDON	Financial Director

The accompanying notes are an integral part of these Consolidated Financial Statements.

The unaudited US dollar amounts are prepared on the basis set out in note 1.

Back to Index

Annual Report 2004 Vodafone Group Plc
71

Consolidated Cash Flows

For the years ended 31 March

				2003	2002
		2004	2004	as restated	as restated
	Note	$m	£m	£m	£m
Net cash inflow from operating activities	28	22,663	12,317	11,142	8,102
Dividends received from joint ventures and associated undertakings		3,314	1,801	742	139
Net cash outflow for returns on investments and servicing of finance	28	(81)	(44)	(551)	(936)
Taxation		(2,175)	(1,182)	(883)	(545)

Net cash outflow for capital expenditure and financial investment		(7,851)	(4,267)	(5,359)	(4,441)
Purchase of intangible fixed assets		(39)	(21)	(99)	(325)
Purchase of tangible fixed assets		(8,294)	(4,508)	(5,289)	(4,145)
Purchase of investments		(79)	(43)	(546)	(38)
Disposal of tangible fixed assets		291	158	109	75
Disposal of investments		226	123	575	319
Loans to joint ventures		–	–	(59)	(233)
Loans repaid by/(to) associated undertakings		44	24	–	(523)
Loans to businesses sold or acquired businesses held for sale		–	–	(50)	(116)
Loans repaid by acquired businesses held for sale		–	–	–	545

Net cash outflow from acquisitions and disposals		(2,414)	(1,312)	(4,880)	(7,691)
Purchase of interests in subsidiary undertakings		(3,797)	(2,064)	(3,519)	(3,078)
Net cash/(overdrafts) acquired with subsidiary undertakings		18	10	11	(2,514)
Purchase of interests in associated undertakings		–	–	(1,491)	(7,159)
Purchase of customer bases		–	–	(6)	(11)
Disposal of interests in subsidiary undertakings		1,831	995	125	–
Net cash disposed of with subsidiary undertakings		(475)	(258)	–	–
Disposal of interests in joint ventures and associated undertakings		9	5	–	–
Disposal of acquired businesses held for sale		–	–	–	5,071
Equity dividends paid		(2,315)	(1,258)	(1,052)	(978)

Cash inflow/(outflow) before management of liquid resources and financing		11,141	6,055	(841)	(6,350)
Management of liquid resources	29	(7,886)	(4,286)	1,384	7,042

Net cash outflow from financing	28	(1,288)	(700)	(150)	(681)
Issue of ordinary share capital		127	69	28	3,581
Increase/(decrease) in debt		515	280	(165)	(4,268)
Issue of shares to minorities		–	–	1	12
Purchase of treasury shares		(1,899)	(1,032)	–	–
Purchase of own shares in relation to employee share schemes		(31)	(17)	(14)	(6)

Increase in cash in the year		1,967	1,069	393	11

Reconciliation of net cash flow to movement in net debt
Increase in cash in the year	29	1,967	1,069	393	11
Cash (inflow)/outflow from (increase)/decrease in debt	29	(515)	(280)	165	4,268
Cash outflow/(inflow) from increase/(decrease) in liquid resources	29	7,886	4,286	(1,384)	(7,042)

Decrease/(increase) in net debt resulting from cash flows	29	9,338	5,075	(826)	(2,763)
Net debt acquired on acquisition of subsidiary undertakings		(13)	(7)	–	(3,116)
Net debt disposed of on disposal of subsidiary undertakings		357	194	–	–
Translation difference		265	144	(826)	517
Premium on repayment of debt		(103)	(56)	(157)	–
Other movements		2	1	4	50

Decrease/(increase) in net debt in the year		9,846	5,351	(1,805)	(5,312)
Opening net debt		(25,464)	(13,839)	(12,034)	(6,722)

Closing net debt	29	(15,618)	(8,488)	(13,839)	(12,034)

The accompanying notes are an integral part of these Consolidated Financial Statements.

The unaudited US dollar amounts are prepared on the basis set out in note 1.

Back to Index

Vodafone Group Plc Annual Report 2004
72

Consolidated Statements of Total Recognised Gains and Losses

For the years ended 31 March

	2004	2004	2003	2002
	$m	£m	£m	£m
Loss for the financial year
Group	(16,553)	(8,996)	(9,049)	(14,131)
Share of joint ventures	–	–	(62)	(211)
Share of associated undertakings	(35)	(19)	(708)	(1,813)

	(16,588)	(9,015)	(9,819)	(16,155)

Currency translation
Group	(4,530)	(2,462)	10,484	(1,980)
Share of joint ventures	–	–	2	4
Share of associated undertakings	(5,207)	(2,830)	(1,447)	(287)

	(9,737)	(5,292)	9,039	(2,263)

Total recognised losses relating to the year	(26,325)	(14,307)	(780)	(18,418)

The accompanying notes are an integral part of these Consolidated Financial Statements.
The unaudited US dollar amounts are prepared on the basis set out in note 1.

Movements in Total Equity Shareholders’ Funds

For the years ended 31 March

			2003	2002
	2004	2004	as restated	as restated
	$m	£m	£m	£m
Loss for the financial year	(16,588)	(9,015)	(9,819)	(16,155)
Equity dividends	(2,535)	(1,378)	(1,154)	(1,025)

	(19,123)	(10,393)	(10,973)	(17,180)
Currency translation	(9,737)	(5,292)	9,039	(2,263)
New share capital subscribed, net of issue costs	158	86	31	5,984
Goodwill transferred to the profit and loss account in respect of business disposals	–	–	–	3
Shares to be issued	–	–	–	(978)
Purchase of treasury shares	(2,002)	(1,088)	–	–
Purchase of shares in relation to employee share schemes	(31)	(17)	(14)	(6)
Own shares released on vesting of share awards	18	10	6	1
Other	(22)	(12)	1	–

Net movement in total equity shareholders’ funds	(30,739)	(16,706)	(1,910)	(14,439)
Opening total equity shareholders’ funds
(originally £128,671 million before prior year adjustment of £41 million)	236,679	128,630	130,540	144,979

Closing total equity shareholders’ funds	205,940	111,924	128,630	130,540

The accompanying notes are an integral part of these Consolidated Financial Statements.

The unaudited US dollar amounts are prepared on the basis set out in note 1.

Back to Index

Annual Report 2004 Vodafone Group Plc
73
Notes to the Consolidated Financial Statements

1. Basis of Consolidated Financial Statements

Statutory financial information
The Consolidated Financial Statements are prepared in accordance with applicable accounting standards and in conformity with UK GAAP, which differ in certain material respects from US GAAP – see note 36.

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

Amounts in the Consolidated Financial Statements are stated in pounds sterling (£), the currency of the country in which the Company is incorporated. The translation into US dollars of the Consolidated Financial Statements as of, and for the financial year ended, 31 March 2004, is for convenience only and has been made at the Noon Buying Rate for cable transfers as announced by the Federal Reserve Bank of New York for customs purposes on 31 March 2004. This rate was $1.8400: £1. This translation should not be construed as a representation that the sterling amounts actually represented have been, or could be, converted into dollars at this or any other rate.

The effect of changes in accounting policies as a result of changing accounting standards during the period, including the restatement of the balance sheets at 31 March 2003 and 31 March 2002 and the consolidated cash flows for the years ended 31 March 2003 and 31 March 2002 as a result of the application of UITF 38, is described in note 37 “Changes in accounting standards”.

2. Accounting policies

The Group’s material accounting policies are described below. For a discussion on the Group’s critical accounting estimates see “Operating and Financial Review and Prospects – Critical Accounting Estimates” elsewhere in this Annual Report.

Accounting convention
The Consolidated Financial Statements are prepared under the historical cost convention and in accordance with applicable accounting standards of the United Kingdom Accounting Standards Board and pronouncements of its Urgent Issues Task Force.

Basis of consolidation
The Consolidated Financial Statements include the accounts of the Company, its subsidiary undertakings and its share of the results of associated undertakings for financial statements made up to 31 March 2004. A listing of the Company’s principal subsidiary undertakings and associated undertakings is given in note 34.

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

Turnover
Group turnover comprises turnover of the Company and its subsidiary undertakings and excludes sales taxes, discounts and sales between Group companies. Total Group turnover comprises Group turnover plus the Group’s share of the turnover of its associated undertakings and joint ventures.

Turnover from mobile telecommunications comprises amounts charged to customers in respect of monthly access charges, airtime usage, messaging, the provision of other mobile telecommunications services, including data services and information provision, fees for connecting customers to a mobile network, revenues from the sale of equipment, including handsets and revenues arising from agreements entered into with partner networks.

Access charges and airtime used by contract customers are invoiced and recorded as part of a periodic billing cycle and recognised as turnover over the related access period, with unbilled turnover resulting from services already provided from the billing cycle date to the end of each period accrued and unearned turnover from services provided in periods after each accounting period deferred. Revenue from the sale of prepaid credit is deferred until such time as the customer uses the airtime, or the credit expires.

Other turnover from mobile telecommunications primarily comprises equipment sales, which are recognised upon delivery to customers, and customer connection revenues. Customer connection revenues are recognised together with the related equipment revenue to the extent that the aggregate equipment and connection revenues do not exceed the fair value of the equipment delivered to the customer. Any customer connection revenues not recognised together with related equipment revenues are deferred and recognised over the period in which services are expected to be provided to the customer.

Revenue from data services and information provision is recognised when the Group has performed the related service and depending on the nature of the service is recognised either at the gross amount billed to the customer or the amount receivable by the Group as commission for facilitating the service.

Back to Index

Vodafone Group Plc Annual Report 2004
74
Notes to the Consolidated Financial Statements continued

2. Accounting policies continued

Turnover from other businesses primarily comprises amounts charged to customers of the Group’s fixed line businesses, mainly in respect of access charges and line usage, invoiced and recorded as part of a periodic billing cycle.

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

Termination payments made or received in respect of derivative financial instruments held for hedging purposes are spread over the life of the underlying exposure where the underlying exposure continues to exist. Where the underlying exposure ceases to exist, termination payments are taken to the profit and loss account.

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

For acquisitions made after the financial year ended 31 March 1998, goodwill is capitalised and held as a foreign currency denominated asset, where applicable. Goodwill is amortised on a straight line basis over its estimated useful economic life. For acquired network businesses, whose operations are governed by fixed term licences, the amortisation period is determined primarily by reference to the unexpired licence period and the conditions for licence renewal. The amortisation periods range between 3 and 20 years, with the exception of the goodwill arising on the formation of Verizon Wireless, which is amortised over 25 years. The Group has assessed the renewal of Verizon Wireless’ licences as perfunctory and as such believes a useful economic life for the acquired business of greater than 20 years is appropriate. For other acquisitions, including customer bases, the amortisation period for goodwill is typically between 3 and 10 years.

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

Depreciation is not provided on freehold land. The cost of other tangible fixed assets is written off, from the time they are brought into use, by equal instalments over their expected useful lives as follows:

Freehold buildings	25-50 years

Leasehold premises	the term of the lease

Equipment, fixtures and fittings	3-10 years

The cost of tangible fixed assets includes directly attributable incremental costs incurred in their acquisition and installation.

Back to Index

Annual Report 2004 Vodafone Group Plc
75

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

Allowance for bad and doubtful debts
Allowances are maintained for bad and doubtful debts for estimated losses resulting from the inability of customers to make required payments. Estimates are based on the ageing of the debt balances and historical experience.

Taxation
Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

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

Back to Index

Vodafone Group Plc Annual Report 2004
76

Notes to the Consolidated Financial Statements continued

3. Segmental analysis

The Group’s business is principally the supply of mobile telecommunications services and products. Other operations primarily comprise fixed line telecommunications businesses and the Vizzavi joint venture, until 29 August 2002.

Segmental information is provided on the basis of geographic regions, being the basis on which the Group manages its worldwide interests.

In June 2003, the Group announced changes in the regional structure of its operations. The former Northern Europe and Central Europe regions were combined into a new Northern Europe region, with the exception of the United Kingdom and Ireland that now form their own region. The results below are presented in accordance with the new regional structure.

Turnover is by origin, which is not materially different from turnover by destination.

	Mobile telecommunications							Other operations

						Middle
	UK &	Northern	Southern		Asia	East &			Asia	Total
	Ireland	Europe	Europe	Americas	Pacific	Africa	Total	Europe	Pacific	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Year ended 31 March 2004
Group turnover	5,504	7,353	9,776	–	8,785	297	31,715	947	897	33,559

Operating profit/(loss)	842	(5,041)	(1,185)	(21)	515	85	(4,805)	(49)	78	(4,776)
Share of operating profit/(loss) in associated undertakings	4	86	9	297	1	158	555	(10)	1	546

Total Group operating loss	846	(4,955)	(1,176)	276	516	243	(4,250)	(59)	79	(4,230)
Exceptional non-operating items	–	(60)	(2)	13	2	–	(47)	3	(59)	(103)

Loss on ordinary activities before interest	846	(5,015)	(1,178)	289	518	243	(4,297)	(56)	20	(4,333)

Total Group operating loss	846	(4,955)	(1,176)	276	516	243	(4,250)	(59)	79	(4,230)
Add back:
– Goodwill amortisation	384	8,147	4,826	1,119	701	30	15,207	–	–	15,207
– Exceptional operating items	130	–	(351)	(2)	(5)	–	(228)	–	–	(228)

Total Group operating profit before goodwill
amortisation and exceptional items	1,360	3,192	3,299	1,393	1,212	273	10,729	(59)	79	10,749

Depreciation and amortisation charges, excluding
goodwill amortisation	593	962	1,169	4	1,311	54	4,093	170	197	4,460
Intangible and tangible fixed asset additions	682	1,178	1,308	–	1,366	71	4,605	115	41	4,761

At 31 March 2004
Net assets/(liabilities) and attributed goodwill (before
net borrowings):
– subsidiary undertakings	7,348	43,867	37,010	(1,739)	14,956	432	101,874	319	–	102,193
– share of associated undertakings	4	5,500	76	15,047	18	403	21,048	178	–	21,226

	7,352	49,367	37,086	13,308	14,974	835	122,922	497	–	123,419

Net debt										(8,488)

										114,931

Back to Index

Annual Report 2004 Vodafone Group Plc
77

	Mobile telecommunications							Other operations

						Middle
	UK &	Northern	Southern		Asia	East &			Asia	Total
	Ireland	Europe	Europe	Americas	Pacific	Africa	Total	Europe	Pacific	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Year ended 31 March 2003
Group turnover	4,655	6,177	8,051	5	8,364	290	27,542	854	1,979	30,375

Operating profit/(loss)	1,073	(4,827)	(1,842)	(117)	702	60	(4,951)	(89)	(255)	(5,295)
Share of operating profit/(loss) in joint ventures
and associated undertakings	–	(126)	3	(21)	2	110	(32)	(124)	–	(156)

Total Group operating loss	1,073	(4,953)	(1,839)	(138)	704	170	(4,983)	(213)	(255)	(5,451)
Exceptional non-operating items	–	(1)	(6)	(28)	(295)	1	(329)	348	(24)	(5)

Loss on ordinary activities before interest	1,073	(4,954)	(1,845)	(166)	409	171	(5,312)	135	(279)	(5,456)

Total Group operating loss	1,073	(4,953)	(1,839)	(138)	704	170	(4,983)	(213)	(255)	(5,451)
Add back:
– Goodwill amortisation	253	7,415	4,334	1,235	717	27	13,981	75	–	14,056
– Exceptional operating items	–	50	–	122	–	–	172	–	404	576

Total Group operating profit before goodwill
amortisation and exceptional items	1,326	2,512	2,495	1,219	1,421	197	9,170	(138)	149	9,181

Depreciation and amortisation charges, excluding
goodwill amortisation	485	772	959	15	1,190	56	3,477	166	389	4,032
Intangible and tangible fixed asset additions	618	1,276	1,270	9	1,393	56	4,622	135	186	4,943

At 31 March 2003
Net assets/(liabilities) and attributed goodwill
(before net borrowings) as restated:
– subsidiary undertakings	7,840	52,974	42,661	(1,771)	14,880	568	117,152	419	1,936	119,507
– share of associated undertakings	5	7,169	100	18,236	32	337	25,879	(64)	10	25,825

	7,845	60,143	42,761	16,465	14,912	905	143,031	355	1,946	145,332

Net debt										(13,839)

										131,493

Year ended 31 March 2002
Group turnover	4,240	5,369	6,743	12	4,072	306	20,742	998	1,105	22,845

Operating profit/(loss)	813	(4,632)	(1,877)	(68)	15	34	(5,715)	(4,252)	(410)	(10,377)
Share of operating profit/(loss) in joint ventures and
associated undertakings	(2)	(255)	(94)	(487)	(213)	97	(954)	(481)	(22)	(1,457)

Total Group operating loss	811	(4,887)	(1,971)	(555)	(198)	131	(6,669)	(4,733)	(432)	(11,834)
Exceptional non-operating items	–	(20)	52	–	(881)	–	(849)	(11)	–	(860)

Loss on ordinary activities before interest	811	(4,907)	(1,919)	(555)	(1,079)	131	(7,518)	(4,744)	(432)	(12,694)

Total Group operating loss	811	(4,887)	(1,971)	(555)	(198)	131	(6,669)	(4,733)	(432)	(11,834)
Add back:
– Goodwill amortisation	216	7,061	4,043	1,343	617	30	13,310	145	15	13,470
– Exceptional operating items	27	–	–	529	170	–	726	4,282	400	5,408

Total Group operating profit before goodwill
amortisation and exceptional items	1,054	2,174	2,072	1,317	589	161	7,367	(306)	(17)	7,044

Depreciation and amortisation charges, excluding
goodwill amortisation	410	614	759	19	586	57	2,445	264	205	2,914
Intangible and tangible fixed asset additions	683	1,270	1,695	23	826	152	4,649	214	255	5,118

Back to Index

Vodafone Group Plc Annual Report 2004
78

Notes to the Consolidated Financial Statements continued

4. Exceptional operating items

	2004	2003	2002
	£m	£m	£m
Contribution tax	351	–	–
Reorganisation costs	(123)	(91)	(86)
Impairment of intangible and tangible fixed assets	–	(485)	(5,100)
Share of exceptional operating items of associated undertakings and joint ventures	–	–	(222)

	228	(576)	(5,408)

The net exceptional operating income for 2004 of £228 million comprises £351 million of expected recoveries and provision releases in relation to a contribution tax levy on Vodafone Italy that is no longer expected to be payable and reorganisation costs of £123 million primarily relating to the Group’s operations in the UK.

The impairment charges for 2003 of £485 million relate to the carrying value of goodwill for Grupo Iusacell (£80 million) and tangible fixed assets in Japan Telecom (£405 million). Reorganisation costs of £91 million relate to the integration of Vizzavi and related restructuring of the Group’s internet portal activities.

Exceptional operating items for 2002 of £5,408 million primarily relate to impairment charges of £5,100 million in relation to the carrying value of goodwill for Arcor, Cegetel Group, Grupo Iusacell and Japan Telecom, £86 million reorganisation costs which relate to the Group’s operations in Australia and the UK and £222 million for the Group’s share of exceptional items of its associated undertakings and joint ventures, which principally comprise £102 million of, principally, asset write-downs in Vodafone Japan and £115 million of reorganisation costs in Verizon Wireless and Vizzavi.

5. Operating loss

	2004			2003			2002

	Continuing	Discontinued		Continuing	Discontinued		Continuing	Discontinued
	operations	operations	Total	operations	operations	Total	operations	operations	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Group turnover	32,741	818	33,559	28,547	1,828	30,375	21,767	1,078	22,845
Cost of sales	(18,986)	(475)	(19,461)	(16,910)	(986)	(17,896)	(12,795)	(651)	(13,446)

Exceptional operating items	351	–	351	–	–	–	–	–	–
Other cost of sales	(19,337)	(475)	(19,812)	(16,910)	(986)	(17,896)	(12,795)	(651)	(13,446)

Gross profit	13,755	343	14,098	11,637	842	12,479	8,972	427	9,399

Selling and distribution costs	(2,065)	(14)	(2,079)	(1,863)	(20)	(1,883)	(1,445)	(12)	(1,457)
Administrative expenses	(16,532)	(263)	(16,795)	(14,826)	(1,065)	(15,891)	(17,493)	(826)	(18,319)

Goodwill amortisation	(13,095)	–	(13,095)	(11,875)	–	(11,875)	(10,949)	(13)	(10,962)
Exceptional operating items	(123)	–	(123)	(91)	(405)	(496)	(4,086)	(400)	(4,486)
Other administration expenses	(3,314)	(263)	(3,577)	(2,860)	(660)	(3,520)	(2,458)	(413)	(2,871)

Total operating expenses	(18,597)	(277)	(18,874)	(16,689)	(1,085)	(17,774)	(18,938)	(838)	(19,776)

Operating loss	(4,842)	66	(4,776)	(5,052)	(243)	(5,295)	(9,966)	(411)	(10,377)

The results of Japan Telecom, which has been disposed of, are analysed as discontinued operations and prior periods’ analyses are restated to reflect this business as discontinued.

Back to Index

Annual Report 2004 Vodafone Group Plc
79

Operating loss has been arrived at after charging/(crediting):
	2004	2003	2002
	£m	£m	£m
Depreciation of tangible fixed assets:
Owned assets	4,181	3,783	2,702
Leased assets	181	196	178
Goodwill amortisation	13,095	11,875	10,962
Amortisation of other intangible fixed assets	98	53	34
Research and development	171	164	110
Advertising costs	990	902	780
Bad debt expense	209	193	196
Payments under operating leases:
Plant and machinery	98	78	38
Other assets including fixed line rentals	1,254	1,269	886
Own costs capitalised attributable to the construction or acquisition of tangible fixed assets	(290)	(207)	(163)

The total amount charged by Deloitte and Touche LLP is analysed below:
	2004	2003
	£m	£m
Audit fees	4	5
Audit-related fees:
Audit regulatory reporting	2	–
Due diligence reviews	1	–
Tax fees:
Compliance	1	1
Other tax	1	2
All other fees:
IT consultancy	2	10
Other	1	2

	12	20

Analysed as:
	2004	2003
	£m	£m
Charged to profit and loss account	10	13
Capitalised or charged to share premium account	2	7

	12	20

	2004	2003
	£m	£m
UK companies	4	4
Overseas companies	8	16

	12	20

In addition to the above, the Group’s associated companies paid fees totalling £8 million to Deloitte and Touche LLP during the year ended 31 March 2004 (2003: £4 million). The Company audit fee for the year ended 31 March 2004 was £0.3 million (2003: £0.3 million).

Joint ventures and associated undertakings
The Group’s share of the turnover and operating loss of joint ventures and associated undertakings is further analysed as follows:

	2004	2003	2002
	£m	£m	£m
Share of turnover:
Joint ventures	–	8	3
Associated undertakings	10,179	8,769	10,693

	10,179	8,777	10,696

	2004	2003	2002
	£m	£m	£m
Share of operating profit/(loss):
Joint ventures	–	(39)	(231)
Associated undertakings	546	(117)	(1,226)

	546	(156)	(1,457)

Back to Index

Vodafone Group Plc Annual Report 2004
80
Notes to the Consolidated Financial Statements continued

6. Exceptional non-operating items

	2004	2003	2002
	£m	£m	£m
(Loss)/profit on disposal of businesses	(127)	22	41
Amounts written off fixed asset investments	(6)	(340)	(920)
Profit on disposal of fixed asset investments	12	255	9
Profit on disposal of tangible fixed assets	19	3	10
Share of associated undertakings (loss)/profit on disposal of investment	(1)	55	–

	(103)	(5)	(860)

The loss on disposal of businesses for the year ended 31 March 2004 primarily relates to the disposal of the Japan Telecom fixed line operations by the Group’s 66.7% owned subsidiary, Vodafone Holdings K.K.

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

7. Net interest payable and similar items

	2004	2003	2002
	£m	£m	£m
Parent and subsidiary undertakings:
Interest receivable and similar income	(566)	(647)	(468)

Interest payable and similar charges:
Bank loans and overdrafts	46	133	360
Other loans	820	921	494
Tax liabilities	215	55	108
Finance leases	10	14	9

	1,091	1,123	971

Group net interest payable	525	476	503

Share of joint ventures:
Interest payable and similar charges	–	8	12

Share of associated undertakings:
Interest receivable and similar income	(7)	(24)	(23)
Interest payable and similar charges	222	311	353

	215	287	330

Share of joint ventures and associated undertakings net interest payable	215	295	342

Other similar items	(26)	(19)	–

Net interest payable and similar items	714	752	845

Back to Index

Annual Report 2004 Vodafone Group Plc
81

8. Tax on loss on ordinary activities

	2004	2003	2002
	£m	£m	£m

United Kingdom corporation tax charge at 30%	209	195	187

Overseas corporation tax
Current tax:
Current year	2,264	1,971	857
Prior year	(159)	9	(322)

	2,105	1,980	535

Total current tax	2,314	2,175	722
Deferred tax – origination of and reversal of timing differences	736	818	1,489

Tax on profit on ordinary activities, before exceptional items	3,050	2,993	2,211
Tax on exceptional items	104	(37)	(71)

Total tax charge on ordinary activities	3,154	2,956	2,140

Parent and subsidiary undertakings	2,866	2,624	1,925
Share of joint ventures	–	17	(23)
Share of associated undertakings	288	315	238

	3,154	2,956	2,140

Factors affecting the tax charge for the year
The effective rate of taxation for the year ended 31 March 2004 is (62.5)% (2003: (47.6)%; 2002: (15.8%)). The effective rate includes the impact of goodwill amortisation and exceptional items, which may not be deductible for tax purposes. Aside from the negative impact of non-tax deductible goodwill amortisation on the effective tax rate, the Group’s tax charge has benefited further from the restructuring of Italian operations in the prior year, from restructuring of the French operations in the current year, from a fall in the Group’s weighted average tax rate, calculated by reference to local statutory tax rates and accounting profits, and from other tax incentives. These benefits have outweighed the absence of the one-off benefit arising from the restructuring of the German group in the previous year.

The tax charge on exceptional items of £104 million (2003: £(37) million; 2002: £(71) million) is mainly in respect of expected recoveries and provision releases in relation to a contribution tax levy on Vodafone Italy that is no longer expected to be payable.

Reconciliation of expected tax charge using the standard tax rate to the actual current tax charge
The differences between the Group’s expected tax charge, using the Group’s standard corporation tax rate of 36.4% in 2004 (37.0% in 2003 and 37.2% in 2002), comprising the average rates of tax payable across the Group and weighted in proportion to accounting profits, and the Group’s current tax charge for each of those years were as follows:

	2004	2003	2002
	£m	£m	£m

Expected tax credit at standard tax rate on loss on ordinary activities	(1,837)	(2,295)	(5,037)
Goodwill amortisation	5,535	5,196	5,011
Exceptional non-operating items	38	2	320
Exceptional operating items	(83)	213	2,012

Expected tax charge at standard tax rate on profit on ordinary activities, before goodwill
amortisation and exceptional items	3,653	3,116	2,306
Permanent differences	47	140	111
Excess tax depreciation over book depreciation	(509)	(404)	(423)
Short term timing differences	(18)	(64)	(559)
Deferred tax on overseas earnings	(418)	(424)	(491)
Losses carried forward utilised/current year losses for which no credit taken	26	278	415
Prior year adjustments	(61)	4	(92)
Non taxable profits/non deductible losses	(281)	(239)	(392)
International corporate tax rate differentials and other	(125)	(232)	(153)

Actual current tax charge (excluding tax on exceptional items)	2,314	2,175	722

Back to Index

Vodafone Group Plc Annual Report 2004
82
Notes to the Consolidated Financial Statements continued

8. Tax on loss on ordinary activities continued

Reconciliation of expected tax charge using the UK statutory tax rate to the actual tax charge

The differences between the Group’s expected tax charge, using the UK corporation tax rate of 30% in 2004, 2003 and 2002 and the Group’s tax charge for each of those years were as follows:

	2004	2003	2002
	£m	£m	£m

Expected tax credit at UK corporation tax rate on loss on ordinary activities	(1,514)	(1,863)	(4,062)
Goodwill amortisation	4,562	4,217	4,041
Exceptional non-operating items	31	2	258
Exceptional operating items	(69)	173	1,622

Expected tax charge at UK corporation tax rate, before goodwill amortisation and exceptional items	3,010	2,529	1,859
Permanent differences	152	165	126
Excess tax depreciation over book depreciation	(21)	(40)	6
Short term timing differences	(64)	60	12
Losses carried forward utilised/current year losses for which no credit taken	(26)	161	385
Prior year adjustments	(61)	(9)	(79)
Net (over)/under charge relating to international associated undertakings	(186)	8	–
Non taxable profits/non deductible losses	(281)	(239)	(392)
International corporate tax rate differentials and other	527	358	294

Actual total tax charge (excluding tax on exceptional items)	3,050	2,993	2,211

Factors affecting the tax charge in future years

Factors that may affect the Group’s future tax charge include the absence of one-off restructuring benefits, the resolution of open issues, future planning opportunities, corporate acquisitions and disposals, changes in tax legislation and rates, and the use of brought forward tax losses.

At 31 March 2004, the Group had the following trading and non-trading losses available for carry forward. These losses are available for offset against future trading and non-trading profits of certain Group and associated undertakings:

£m
UK subsidiaries’ trading and non-trading losses	166
International subsidiaries’ trading and non-trading losses	37,932

The losses in respect of international subsidiaries include amounts of £30,728 million (2003: £34,142 million) that have arisen in overseas holding companies as a result of revaluations of those companies’ investments for local GAAP purposes. Since it is uncertain whether or not these losses will be utilised, no deferred tax asset has been recognised. See Note 21.

9. Equity dividends

		2004		2003		2002
		Pence per		Pence per		Pence per
	2004	ordinary	2003	ordinary	2002	ordinary
	£m	share	£m	share	£m	share
Interim dividend paid	650	0.9535	542	0.7946	492	0.7224
Proposed final dividend	728	1.0780	612	0.8983	511	0.7497
Additional final dividend payable in respect of the year ended 31 March 2001	–	–	–	–	22	–

	1,378	2.0315	1,154	1.6929	1,025	1.4721

Back to Index

Annual Report 2004 Vodafone Group Plc
83

10. Loss per share

	2004	2003	2002

Weighted average number of shares outstanding during the year and used to calculate basic and diluted loss per share (millions):	68,096	68,155	67,961

	£m	£m	£m
Loss for basic and diluted loss per share	(9,015)	(9,819)	(16,155)

	Pence per share	Pence per share	Pence per share
Basic and diluted loss per share	(13.24)	(14.41)	(23.77)

Basic loss per share is stated inclusive of the following items:	£m	£m	£m
Amortisation of goodwill	15,207	14,056	13,470
Exceptional operating items	(228)	576	5,408
Exceptional non-operating items	103	5	860
Tax on exceptional items	104	(37)	(71)
Share of exceptional items attributable to minority interests	27	(139)	(14)

	Pence per share	Pence per share	Pence per share
Amortisation of goodwill	22.33	20.62	19.82
Exceptional operating items	(0.33)	0.85	7.96
Exceptional non-operating items	0.15	0.01	1.26
Tax on exceptional items	0.15	(0.06)	(0.10)
Share of exceptional items attributable to minority interest	0.04	(0.20)	(0.02)

Basic loss per share represents the net loss attributable to ordinary shareholders, being the loss on ordinary activities after taxation and minority interests. Diluted loss per share is the same as basic loss per share as it is considered that there are no dilutive potential ordinary shares.

Back to Index

Vodafone Group Plc Annual Report 2004
84
Notes to the Consolidated Financial Statements continued

11. Intangible fixed assets

		Licence and
	Goodwill	spectrum fees	Total
	£m	£m	£m
Cost:
1 April 2003	133,451	15,379	148,830
Exchange movements	(4,101)	(326)	(4,427)
Acquisitions (note 25)	1,434	–	1,434
Additions	–	10	10
Disposals	(407)	–	(407)

31 March 2004	130,377	15,063	145,440

Accumulated amortisation and impairment:
1 April 2003	40,618	127	40,745
Exchange movements	(1,709)	(4)	(1,713)
Charge for the year	13,095	98	13,193
Disposals	(407)	–	(407)

31 March 2004	51,597	221	51,818

Net book value
31 March 2004	78,780	14,842	93,622

31 March 2003	92,833	15,252	108,085

For acquisitions prior to 1 April 1998, the cumulative goodwill written off to reserves, net of the goodwill attributed to business disposals, was £723 million at 31 March 2004 (2003: £723 million).

In accordance with accounting standards the Group regularly monitors the carrying value of its fixed assets. A review was undertaken at 31 March 2004 to assess whether the carrying value of assets was supported by the net present value of future cash flows derived from assets using cash flow projections for each asset in respect of the period to 31 March 2014.

Cash flow projections for the mobile businesses reflect investment in network infrastructure to provide enhanced voice services and a platform for new data products and services, enabled by GPRS and 3G technologies, which are forecast to be significant drivers of future revenue growth. Capital expenditure is heaviest in the early years of the projections, but in most countries is expected to fall to below 10% of revenues by the year ended 31 March 2008. Revenue growth is forecast from a combination of new customers and enhanced customer propositions. Data revenue is expected to increase significantly to 2009 but grow at more modest rates to 2014. Voice ARPU is forecast to benefit in the longer term from new services and traffic moving from fixed networks to mobile networks following a period of stabilisation reflecting the impact of price declines.

Accordingly, the directors believe that it is appropriate to use projections in excess of five years as growth in cash flows for the period to 31 March 2014 is expected to exceed relevant country growth in nominal gross domestic product (“GDP”). For the years beyond 1 April 2014, forecast growth rates at nominal GDP, using rates from independent sources, have been assumed for mobile businesses and below nominal GDP for non-mobile businesses. The discount rates for the major markets reviewed were based on company specific pre-tax weighted average cost of capital percentages and ranged from 8.1% to 10.3%.

The results of the review undertaken at 31 March 2004 indicated that no impairment charge was necessary.

Back to Index

Annual Report 2004 Vodafone Group Plc
85

12. Tangible fixed assets

		Equipment,
	Land and	fixtures	Network
	buildings	and fittings	infrastructure	Total
	£m	£m	£m	£m
Cost:
1 April 2003	1,170	3,746	24,082	28,998
Exchange movements	(30)	(266)	(389)	(685)
Acquisitions	9	31	63	103
Additions	104	1,348	3,299	4,751
Disposals	(47)	(202)	(302)	(551)
Japan Telecom disposal	(90)	(178)	(1,784)	(2,052)
Reclassifications	98	1,500	(1,598)	–

31 March 2004	1,214	5,979	23,371	30,564

Accumulated depreciation and impairment:
1 April 2003	222	1,350	7,852	9,424
Exchange movements	(9)	(88)	(181)	(278)
Charge for the year	68	1,117	3,177	4,362
Disposals	(10)	(143)	(131)	(284)
Japan Telecom disposal	(2)	(96)	(645)	(743)
Reclassifications	24	1,500	(1,524)	–

31 March 2004	293	3,640	8,548	12,481

Net book value
31 March 2004	921	2,339	14,823	18,083

31 March 2003	948	2,396	16,230	19,574

The total net book value of land and buildings held by the Group comprises:

	2004	2003
	£m	£m
Freehold premises included in:
– Land & buildings	586	666
– Network infrastructure	284	326

	870	992

Long-term leasehold premises included in:
– Land & buildings	115	129

	115	129

Short-term leasehold premises included in:
– Land & buildings	220	153
– Network infrastructure	1,348	1,385

	1,568	1,538

Total	2,553	2,659

The net book value of equipment, fixtures and fittings and network infrastructure includes £160 million (2003: £378 million) in respect of assets held under finance leases (see note 26).

Back to Index

Vodafone Group Plc Annual Report 2004
86
Notes to the Consolidated Financial Statements continued

13. Fixed asset investments

Associated undertakings

Group
£m
Share of net assets:
1 April 2003	3,209
Exchange movements	(331)
Acquisitions	(110)
Disposals	5
Share of retained results excluding goodwill amortisation	349
Share of goodwill amortisation	(47)

31 March 2004	3,075

Capitalised goodwill:
1 April 2003	22,616
Exchange movements	(2,499)
Acquisitions (note 25)	110
Disposals	(11)
Goodwill amortisation	(2,065)

31 March 2004	18,151

Net book value
31 March 2004	21,226

31 March 2003	25,825

For acquisitions of associated undertakings prior to 1 April 1998, the cumulative goodwill written off to reserves, net of the goodwill attributed to business disposals, was £467 million at 31 March 2004 (2003: £467 million).

The Group’s share of its associated undertakings comprises:

	2004	2003
	£m	£m
Share of turnover of associated undertakings	10,179	8,769

Share of assets:
Fixed assets	8,139	8,390
Current assets	2,263	2,640

	10,402	11,030

Share of liabilities:
Liabilities due within one year	4,695	5,261
Liabilities due after more than one year	2,197	2,127
Minority interests	435	433

	7,327	7,821
Share of net assets	3,075	3,209
Attributed goodwill net of accumulated amortisation and impairment	18,151	22,616

	21,226	25,825

The Group’s principal associated undertakings and fixed asset investments are detailed in note 34. A summary of Verizon Wireless’ results is shown within note 36.

Back to Index

Annual Report 2004 Vodafone Group Plc
87

Other fixed asset investments

Group
£m
Cost:
1 April 2003 as restated	2,527
Exchange movements	(295)
Additions	220
Disposals	(373)

31 March 2004	2,079

£m
Amounts written off:
1 April 2003	1,363
Exchange movements	(156)
Disposals	(183)
Amounts written off during the year	6

31 March 2004	1,030

Net book value
31 March 2004	1,049

31 March 2003 as restated	1,164

Prior to the adoption by the Group of UITF 38, “Accounting for ESOP Trusts”, 18,950,434 shares in the Company held by the Vodafone Group Employee Trust, to satisfy the potential award of shares under the Group’s Long Term Incentive Plan and Short Term Incentive Plan, and 7,189,316 shares in the Company, held by the Group’s Australian and New Zealand businesses, in respect of an employee share option plan were held as fixed asset investments. In accordance with the adoption of UITF 38, these shares have been reclassified as a deduction from shareholders’ funds. The cost to the Group of these shares was £41 million. In addition, the 2,068,946 shares in the Company held by a Qualifying Employee Share Ownership Trust, which had £nil cost to the Group, have also been reclassified.

Other fixed asset investments include 3.3% of China Mobile (Hong Kong) Limited of which is listed on the New York and Hong Kong Stock Exchanges. The market value of this investment at 31 March 2004 was £1,047 million (2003: £806 million).

The Company’s fixed asset investments comprises investments in subsidiary undertakings as follows:

£m
Cost
1 April 2003	109,417
Additions	6,937
Disposals	(5,415)

31 March 2004	110,939

£m
Amounts written off
1 April 2003	4,762

31 March 2004	4,762

Net book value
31 March 2004	106,177

31 March 2003	104,655

Back to Index

Vodafone Group Plc Annual Report 2004
88
Notes to the Consolidated Financial Statements continued

14. Stocks

		Group

		2004	2003
		£m	£m
Goods held for resale		458	365

Stocks are reported net of allowances for obsolescence, an analysis of which is as follows:
	2004	2003	2002
	£m	£m	£m
Opening balance at 1 April	89	126	32
Exchange adjustments	(1)	2	(7)
Amounts charged/(credited) to the profit and loss account	107	(27)	(5)
Acquisitions	–	–	106
Assets written off	(2)	(12)	–

Closing balance at 31 March	193	89	126

15. Debtors
	Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m
Due within one year:
Trade debtors	2,593	2,832	–	–
Amounts owed by subsidiary undertakings	–	–	65,098	43,282
Amounts owed by associated undertakings	17	45	–	10
Taxation recoverable	372	693	–	–
Group relief receivable	–	–	132	920
Other debtors	491	424	310	383
Prepayments and accrued income	2,048	2,214	–	–

	5,521	6,208	65,540	44,595

Due after more than one year:
Trade debtors	37	26	–	–
Other debtors	76	57	–	–
Prepayments	302	145	–	–
Deferred taxation (note 21)	965	1,024	87	104

	1,380	1,252	87	104

	6,901	7,460	65,627	44,699

A deferred tax asset of £965 million has been recognised as at 31 March 2004 (2003: £1,024 million). This asset relates to the closure of certain derivative financial instruments of £13 million (2003: £48 million) and short term timing differences and losses of £952 million (2003: £976 million). The directors are of the opinion, based on recent and forecast trading, that the level of future taxable profits and deferred tax liabilities will be sufficient to utilise the deferred tax assets being recognised.

The Company’s deferred tax asset of £87 million (2003: £104 million) is in respect of the closure of derivative financial instruments. The movement in the asset recognised has been charged to the Company’s profit and loss account for the year. Deferred tax assets not recognised amounted to £18 million at March 2004 (2003: £34 million) and arose from other timing differences.

Debtors are stated after allowances for bad and doubtful debts, an analysis of which is as follows:

	2004	2003	2002
	£m	£m	£m
Opening balance at 1 April	520	526	293
Exchange adjustments	(20)	17	29
Amounts charged to the profit and loss account	209	193	196
Acquisitions	11	2	108
Disposals	(21)	–	–
Debtors written off	(238)	(218)	(100)

Closing balance at 31 March	461	520	526

Back to Index

Annual Report 2004 Vodafone Group Plc
89

16. Investments

	Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m
Liquid investments	4,381	291	–	287

Liquid investments principally comprise collateralised deposits and investments in commercial paper.

Included within liquid investments of the Group and Company, at 31 March 2003, was a restricted deposit account of £287 million for the deferred purchase of 48,935,625 shares in Vodafone Portugal. This was released for payment on 4 April 2003.

17. Creditors: amounts falling due within one year
	Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m
Bank overdrafts	42	–	–	–
Bank loans and other loans	2,000	1,078	956	351
Commercial paper	–	245	–	245
Finance leases	12	107	–	–
Trade creditors	2,842	2,497	–	–
Amounts owed to subsidiary undertakings	–	–	93,553	74,242
Amounts owed to associated undertakings	8	13	–	–
Taxation	4,275	4,137	–	–
Other taxes and social security costs	367	855	–	–
Other creditors	741	1,342	71	460
Accruals and deferred income	4,011	3,407	371	177
Proposed dividend	728	612	728	612

	15,026	14,293	95,679	76,087

18. Creditors: amounts falling due after more than one year
	Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m
Bank loans	1,504	1,803	23	–
Other loans	10,596	11,191	8,795	7,807
Finance leases	124	181	–	–
Other creditors	7	19	–	–
Accruals and deferred income	744	563	453	364

	12,975	13,757	9,271	8,171

Bank loans are repayable as follows:
	Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m
Repayable in more than one year but not more than two years	105	128	6	–
Repayable in more than two years but not more than five years	1,398	1,602	16	–
Repayable in more than five years	1	73	1	–

	1,504	1,803	23	–

Other loans are repayable as follows:
	Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m
Repayable in more than one year but not more than two years	303	1,994	–	–
Repayable in more than two years but not more than five years	3,108	2,878	2,549	3,072
Repayable in more than five years	7,185	6,319	6,246	4,735

	10,596	11,191	8,795	7,807

Back to Index

Vodafone Group Plc Annual Report 2004
90
Notes to the Consolidated Financial Statements continued

18. Creditors: amounts falling due after more than one year continued
Other loans falling due after more than one year primarily comprise bond issues by the Company, or its subsidiaries, analysed as follows:

	Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m
4.875% Euro bond due 2004	–	859	–	–
1.27% Japanese yen bond due 2005	134	139	–	–
1.93% Japanese yen bond due 2005	135	140	–	–
5.25% Euro bond due 2005	–	139	–	–
6.35% US dollar bond due 2005	34	125	–	–
7.625% US dollar bond due 2005	–	995	–	995
0.83% Japanese yen bond due 2006	16	16	16	16
1.78% Japanese yen bond due 2006	135	139	–	–
5.4% Euro bond due 2006	267	276	267	276
5.75% Euro bond due 2006	1,001	1,032	1,001	1,032
7.5% US dollar bond due 2006	121	258	–	–
4.161% US dollar bond due 2007	81	95	81	95
2.575% Japanese yen bond due 2008	136	140	–	–
3.95% US dollar bond due 2008	271	315	271	315
4.625% Euro bond due 2008	504	344	504	344
5.5% Euro bond due 2008	32	146	–	–
6.25% Sterling bond due 2008	249	248	249	248
6.25% Sterling bond due 2008	160	–	160	–
6.65% US dollar bond due 2008	135	316	–	–
4.25% Euro bond due 2009	1,266	1,306	1,266	1,306
4.75% Euro bond due 2009	548	567	–	–
2.0% Japanese yen bond due 2010	135	139	–	–
2.28% Japanese yen bond due 2010	133	136	–	–
2.5% Japanese yen bond due 2010	137	141	–	–
7.75% US dollar bond due 2010	1,473	1,711	1,487	1,711
5.0% US dollar bond due 2013	540	–	540	–
5.125% Euro bond due 2015	333	–	333	–
5.375% US dollar bond due 2015	495	251	495	251
5.0% Euro bond due 2018	499	–	499	–
4.625% US dollar bond due 2018	270	–	270	–
5.625% Sterling bond due 2025	246	–	246	–
7.875% US dollar bond due 2030	400	465	400	465
5.9% Sterling bond due 2032	443	443	443	443
6.25% US dollar bond due 2032	267	310	267	310

	10,596	11,191	8,795	7,807

Finance leases are repayable as follows:
Repayable in more than one year but not more than two years	11	47	–	–
Repayable in more than two years but not more than five years	30	39	–	–
Repayable in more than five years	83	95	–	–

	124	181	–	–

Back to Index

Annual Report 2004 Vodafone Group Plc
91

19. Financial liabilities and assets

Net debt

	2004	2003
	£m	£m
Liquid investments	(4,381)	(291)
Cash at bank and in hand	(1,409)	(475)
Debt due in one year or less, or on demand	2,054	1,430
Debt due after one year	12,224	13,175

	8,488	13,839

Maturity of financial liabilities
The maturity profile of the Group’s borrowings at 31 March was as follows:

	2004	2003
	£m	£m
Within one year	2,054	1,430
Between one to two years	419	2,169
Between two to three years	2,837	1,919
Between three to four years	922	1,795
Between four to five years	776	805
Between five to six years	3,298	1,019
Between six to seven years	416	3,584
Between seven to eight years	11	415
Between eight to nine years	12	–
Between nine to ten years	553	–
Between ten to eleven years	509	–
Between eleven to twelve years	345	251
Between fourteen to fifteen years	770	–
Between twenty one to twenty two years	246	–
Between twenty five to twenty six years	400	–
Between twenty six to twenty seven years	–	465
Between twenty eight to twenty nine years	710	–
Between twenty nine to thirty years	–	753

	14,278	14,605

The maturities of the Group’s other financial liabilities at 31 March was as follows:
In more than one year but not more than two years	7	4
In more than two years but not more than five years	–	1
In more than five years	–	14

	7	19

Borrowing facilities
At 31 March 2004, the Group’s most significant committed borrowing facilities comprised two bank facilities of $5,547 million (£3,018 million) and $4,853 million (£2,641 million) expiring in less than one year and two to five years respectively (2003: one bank facility of $11,025 million (£6,975 million)), and a ¥225 billion (£1,177 million, 2003: £1,200 million) term credit facility, which expires in more than two years but not more than five years. The bank facilities remained undrawn throughout the year and the term credit facility was drawn down in full on 15 October 2002.

Under the terms and conditions of the $5,547 million and $4,853 million bank facilities, lenders would have the right, but not the obligation, to cancel their commitment 30 days from the date of notification of a change of control of the Company and have outstanding advances repaid on the last day of the current interest period. The facility agreement provides for certain structural changes that do not affect the obligations of the Company to be specifically excluded from the definition of a change of control. This is in addition to the rights of lenders to cancel their commitment if the Company has committed an event of default. Substantially the same terms and conditions apply in the case of Vodafone Finance K.K.’s ¥225 billion term credit facility, although the change of control provision is applicable to any guarantor of borrowings under the term credit facility. As of 31 March 2004, the Company was the sole guarantor of the ¥225 billion term credit facility.

In addition to the above, certain of the Group’s subsidiaries had committed facilities at 31 March 2004 of £467 million (2003: £1,086 million) in aggregate, of which £134 million (2003: £91 million) was undrawn. Of the total committed facilities, £69 million (2003: £415 million) expires in less than one year, £398 million (2003: £598 million) expires between two and five years, and £nil (2003: £73 million) expires in more than five years.

Back to Index

Vodafone Group Plc Annual Report 2004
92

Notes to the Consolidated Financial Statements continued

19. Financial liabilities and assets continued

Financial liabilities and assets
The Group uses short term foreign exchange instruments for managing both liquidity and the currency mix of Group net debt. The following table shows the impact of current foreign exchange instruments on the currency profile of the Group’s net debt. Certain of the foreign exchange instruments disclosed in the table hedge items other than borrowings. Short term debtors and creditors are not included in the analysis in notes 19 and 20.

Interest rate and currency of financial liabilities

									Non-interest
									bearing
							Fixed rate financial		financial
							liabilities		liabilities
			Financial
			liabilities net			Non-interest		Weighted	Weighted
	Gross	Foreign	of foreign	Floating rate	Fixed rate	bearing	Weighted	average time	average
	financial	exchange	exchange	financial	financial	financial	average	for which	period until
	liabilities	instruments	instruments	liabilities	liabilities	liabilities	interest rate	rate is fixed	maturity
Currency	£m	£m	£m	£m	£m	£m	%	Years	Years
At 31 March 2004:
Sterling	1,110	(2,456)	(1,346)	(1,346)	–	–	–	–	–
Euro	5,670	1,553	7,223	5,282	1,941	–	5.0	6.4	–
US dollar	4,953	(1,487)	3,466	2,608	858	–	7.6	0.9	–
Japanese yen	2,218	2,618	4,836	4,798	31	7	1.6	0.7	1.5
Other	254	(148)	106	106	–	–	–	–	–

Gross financial liabilities	14,205	80	14,285	11,448	2,830	7	5.7	4.7	1.5

At 31 March 2003:
Sterling	954	(255)	699	249	450	–	5.9	29.7	–
Euro	4,331	3,020	7,351	7,351	–	–	–	–	–
US dollar	6,115	(4,952)	1,163	997	166	–	4.3	1.6	–
Japanese yen	2,745	2,320	5,065	4,368	678	19	2.5	1.1	4.9
Other	405	(59)	346	346	–	–	–	–	–

Gross financial liabilities	14,550	74	14,624	13,311	1,294	19	3.9	11.1	4.9

Interest on floating rate borrowings is based on national LIBOR equivalents or government bond rates in the relevant currencies.

The figures shown in the tables above take into account interest rate swaps used to manage the interest rate profile of financial liabilities.

Further protection from euro and Japanese yen interest rate movements on debt is provided by forward starting interest rate swaps (“IRS”). The Group has entered into euro denominated forward starting IRS and interest rate futures which cover the period June 2005 to June 2007 for an amount equal to £1,471 million (2003: £nil). The effective rate which has been fixed is equal to 3.35% per annum. The Group has entered into Japanese yen denominated forward starting IRS and interest rate futures which cover the period June 2005 to September 2005, September 2005 to December 2005, December 2005 to March 2006 and March 2006 to March 2007 for amounts equal to £3,256 million (2003: £1,067 million), £3,635 million (2003: £1,067 million), £1,046 million (2003: £1,067 million) and £3,975 million (2003: £4,005 million), respectively. The effective rates which have been fixed range from 0.329% per annum to 0.364% per annum.

Back to Index

Annual Report 2004 Vodafone Group Plc
93

Financial assets

					Non-interest bearing assets

							Other
		Floating		Fixed			non-interest
		rate		rate			bearing
		financial		financial	Equity		financial
	Total	assets	(1)	assets	investments	(2)	assets
Currency	£m	£m		£m	£m		£m
At 31 March 2004:
Sterling	268	264		–	4		–
Euro	2,299	2,245		–	9		45
US dollar	3,231	3,219		–	3		9
Japanese yen	242	4		–	144		94
Other	912	95		–	809		8

Gross financial assets	6,952	5,827		–	969		156

At 31 March 2003 as restated:
Sterling	19	17		–	2		–
Euro	636	528		–	49		59
US dollar	50	29		–	3		18
Japanese yen	240	71		–	134		35
Other	1,068	121		–	940		7

Gross financial assets	2,013	766		–	1,128		119

Financial assets comprise

	2004	2003
	£m	£m
Cash at bank and in hand	1,409	475
Liquid investments	4,381	291
Current asset investments	–	–
Trade and other debtors due after more than one year	113	83
Fixed asset investments (other than joint ventures and associated undertakings)(2) (3)	1,049	1,164

	6,952	2,013

Notes:
(1)	Floating rate financial assets comprise cash and short-term deposits of £3,802 million (2003: £761 million) and US dollar denominated commercial paper totalling £2,025 million (2003: euro denominated commercial paper totalling £5 million), invested with counterparties having a single-A credit rating or above from at least two of Moody’s, Fitch Ratings and Standard & Poor’s. These ratings are used in determining the daily settlement and aggregate credit risk with each counterparty.
(2)	Equity investments include £810 million (2003: £1,100 million) represented by listed investments. Listed equity investments denominated in currencies other than sterling include £809 million (2003: £939 million) denominated in Hong Kong dollars and £1 million (2003: £86 million) denominated in Japanese yen.
(3)	Restated as a result of the adoption of UITF 38 “Accounting for ESOP Trusts”.

Back to Index

Vodafone Group Plc Annual Report 2004
94
Notes to the Consolidated Financial Statements continued

20. Financial instruments

Fair values of financial assets and liabilities
The carrying amounts and estimated fair value of the Group’s outstanding financial instruments are set out below:

	2004	2004	2003	2003
	Net carrying	Estimated	Net carrying	Estimated
	amount	fair value	amount	fair value
	£m	£m	£m	£m
Fixed asset investments (excluding investments in joint ventures and
associated undertakings)(1)	1,049	1,290	1,164	1,027
Cash at bank and in hand	1,409	1,409	475	475
Liquid investments	4,381	4,381	291	291
Borrowings:
Short term	1,974	2,034	1,356	1,371
Long term	12,224	13,029	13,175	14,173
Derivative financial instruments:
Interest rate	–	343	–	683
Foreign exchange	(80)	(80)	(74)	(74)
Note:
(1)	Restated as a result of the adoption of UITF 38 “Accounting for ESOP Trusts”.

The Group’s exposure to market risk, which is the sensitivity of the value of financial instruments to changes in related currency and interest rates, is minimised because gains and losses on the underlying assets and liabilities offset gains and losses on derivative financial instruments. The following methods and assumptions were used to estimate the fair values shown above.

Fixed asset investments (excluding investments in joint ventures and associated undertakings) – The net book value of fixed asset investments at 31 March 2004 comprises investments recorded at an original cost of £2,079 million (2003: £2,568 million). Listed investments are stated at fair value based on their quoted share price at 31 March 2004.

Cash at bank and in hand and liquid investments – The carrying values of cash and liquid investments approximate to their fair values because of the short term maturity of these instruments.

Borrowings (excluding foreign exchange contracts) – The fair value of quoted long term borrowings is based on year end mid-market quoted prices. The book values stated above excludes accrued interest on borrowings which is recorded separately on the balance sheet within accruals and deferred income. The fair value of other borrowings is estimated by discounting the future cash flows to net present values using appropriate market interest and foreign currency rates prevailing at the year end.

Foreign exchange contracts, interest rate swaps and futures – The Group enters into foreign exchange contracts, interest rate swaps and futures in order to manage its foreign currency and interest rate exposure. The book values stated above exclude accrued interest which is recorded separately in the balance sheet. The fair value of these financial instruments was estimated by discounting the future cash flows to net present values using appropriate market interest and foreign currency rates prevailing at the year end.

Hedges
The Group’s policy is to use derivative instruments to hedge against exposure to movements in interest rates and exchange rates. Changes in the fair value of instruments used for hedging are not recognised in the financial statements until the hedged exposure is itself recognised. Unrecognised gains and losses on instruments used for hedging are set out below:

			Total net
	Gains	Losses	gains/(losses)
	£m	£m	£m
Unrecognised gains and losses on hedges at 1 April 2003	721	(39)	682
Less: gains and losses arising in previous years that were recognised in the year	(211)	18	(193)

Gains and losses arising before 1 April 2003 that were not recognised at 31 March 2004	510	(21)	489
Gains and losses arising in the year that were not recognised at 31 March 2004	(87)	(59)	(146)

Unrecognised gains and losses on hedges at 31 March 2004	423	(80)	343

Of which:
Gains and losses expected to be recognised in the year ending 31 March 2005	91	(23)	68

In addition to the amounts disclosed above, cumulative aggregate gains of £607 million in respect of terminated interest rate swaps were carried forward in the balance sheet as at 31 March 2004 pending their recognition in the profit and loss account (2003: £415 million). Of these carried forward amounts, gains of £155 million are expected to be recognised in the profit and loss account in the 2005 financial year. Aggregate related gains of £90 million from previous years were recognised in the profit and loss account in the 2004 financial year (2003: £53 million).

Currency exposures
Taking into account the effect of forward contracts and other derivative instruments, the Group did not have any material financial exposure to foreign exchange gains or losses on monetary assets and monetary liabilities denominated in foreign currencies at 31 March 2004.

Back to Index

Annual Report 2004 Vodafone Group Plc
95

21. Provisions for liabilities and charges

		Post
	Deferred	employment
	taxation	benefits	Other provisions	Total
	£m	£m	£m	£m
1 April 2003	3,032	217	447	3,696
Exchange movements	(157)	(3)	(17)	(177)
Disposals	–	(60)	(6)	(66)
Profit and loss account	744	41	180	965
Utilised in the year – payments	–	(123)	(149)	(272)
Other	(11)	(4)	66	51

31 March 2004	3,608	68	521	4,197

Deferred taxation
The deferred tax charge of £744 million (2003: £905 million) in respect of deferred tax liabilities excludes a charge to the profit and loss account of £47 million (2003: £36 million) relating to associated undertakings and a credit to the profit and loss account of £49 million (2003: £129 million) relating to deferred tax assets. Therefore the net deferred tax charge is £742 million (2003: £812 million), or £736 million (2003: £818 million) before exceptional items.

The net deferred tax liability/(asset) is analysed as follows:

	2004	2003
	£m	£m
Accelerated capital allowances	1,652	1,383
Deferred tax on closure of derivative financial instruments	(13)	(48)
Deferred tax on overseas earnings	1,425	1,007
Other short term timing differences	(19)	(28)
Unrelieved tax losses	(402)	(306)

	2,643	2,008

Analysed as:
Deferred tax asset (note 15)	(965)	(1,024)
Deferred tax provision	3,608	3,032

	2,643	2,008

The amounts unprovided for deferred taxation are:
	2004	2003
	£m	£m
Accelerated capital allowances	(6)	(170)
Gains subject to rollover relief	10	10
Other short term timing differences	(118)	(165)
Unrelieved tax losses	(11,018)	(11,226)

	(11,132)	(11,551)

A deferred tax asset has not been recognised in respect of unrelieved tax losses of £11,018 million (2003: £11,226 million), accelerated capital allowances of £6 million (2003: £170 million) and short term timing differences of £118 million (2003: £165 million) as it is not anticipated that sufficient taxable profits will arise within the foreseeable future.

The potential net tax benefit in respect of all tax losses carried forward at 31 March 2004, including amounts both recognised and unrecognised for deferred tax purposes, was £50 million in United Kingdom subsidiaries (2003: £52 million) and £11,370 million in international subsidiaries (2003: £11,480 million). These losses are only available for offset against future profits arising within these companies subject to the laws of the relevant jurisdiction. The Group’s share of losses of international associated undertakings that are available for offset against future trading profits in these entities is £nil (2003: £225 million).

Other provisions
Other provisions primarily comprise amounts provided for legal claims, decommissioning costs and restructuring costs. The associated cash outflows for restructuring costs are substantially short term in nature. For decommissioning costs, the associated cash outflows are generally expected to occur at the dates of exit of the assets to which they relate, which are long term in nature. The timing of cash outflows associated with legal claims cannot be reasonably determined.

Back to Index

Vodafone Group Plc Annual Report 2004
96
Notes to the Consolidated Financial Statements continued

22. Called up share capital

	2004		2003

	Number	£m	Number	£m
Authorised:
Ordinary shares of US$0.10 each	78,000,000,000	4,875	78,000,000,000	4,875
7% cumulative fixed rate shares of £1 each	50,000	–	50,000	–

	78,000,050,000	4,875	78,000,050,000	4,875

Ordinary shares allotted, issued and fully paid:
1 April	68,179,382,971	4,275	68,140,847,520	4,273
During the year	84,550,077	5	38,535,451	2

31 March	68,263,933,048	4,280	68,179,382,971	4,275

Allotted during the year

		Nominal
	Number	value	Proceeds
		£m	£m
UK share option schemes	38,712,947	2	46
US share option scheme awards	45,837,130	3	40

Total for share option scheme awards	84,550,077	5	86

Options
The Company currently uses a number of share plans to grant options and share awards to its directors and employees.

Sharesave Scheme
The Vodafone Group 1998 Sharesave Scheme (the “Sharesave Scheme”) enables UK staff to acquire shares in the Company through monthly savings of up to £250 over a three or five year period, at the end of which they also receive a tax free bonus. The savings and bonus may then be used to purchase shares at the option price, which is set at the beginning of the savings contract and usually at a discount of 20% to the then prevailing market price of the Company’s shares. Invitations to participate in this scheme are normally made annually.

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

Long Term Stock Incentive Plan
The Vodafone Group Plc 1999 Long Term Stock Incentive Plan is a discretionary plan under which both share option grants and share awards may be made. For some grants to US employees, the options have phased vesting over a four year period and are exercisable in respect of American Depositary Shares (“ADSs”). For all other grants, options are normally exercisable between three and ten years from the date of grant, subject to the satisfaction of predetermined performance conditions and are exercisable in respect of ordinary shares listed on the London Stock Exchange, or ADSs for US employees.

Share option plans belonging to subsidiaries
Share option schemes are also operated by certain of the Group’s subsidiary and associated undertakings, under which options are only issued to key personnel.

Share Plans
Share Incentive Plan
The Share Incentive Plan enables UK staff to acquire shares in the Company through monthly purchases of up to £125 per month or 5% of salary, whichever is lower. For each share purchased by the employee, the Company provides a free matching share.

Restricted Share Plans
Under the Vodafone Group Short Term Incentive Plan, introduced in 1998, shares are conditionally awarded to directors based on achievement of one-year performance targets. Release of the shares is deferred for a further two years and is subject to continued employment. Additional shares are released at this time if a further performance condition has been satisfied over the two year period.

Back to Index

Annual Report 2004 Vodafone Group Plc
97

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

Under these plans, the maximum aggregate number of ordinary shares which may be issued in respect of options or awards will not (without shareholder approval) exceed:

a.	10% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shares which have been allocated in the preceding ten year period under all plans; and

b.	5% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shares which have been allocated in the preceding ten year period under all plans other than the Sharesave Scheme

A summary of the options outstanding at 31 March 2004 to subscribe for shares in the Company is provided in the following table.

		Weighted average
	Total shares	period remaining		Exercisable shares	Exercisable shares
	under option	to full vesting	Weighted average	at 31 March 2004	weighted average
Range of exercise prices	(millions)	(months)	exercise price	(millions)	exercise price
Ordinary shares:
Vodafone Group Savings Related and Sharesave Schemes
£0.01 – £1.00	38.5	27	£0.78	1.0	£0.63
£1.01 – £2.00	2.6	9	£1.27	0.1	£1.27
£2.01 – £3.00	0.5	6	£2.21	–	–

	41.6			1.1

Vodafone Group Executive Schemes
£0.01 – £1.00	66.9	11	£0.86	7.7	£0.56
£1.01 – £2.00	72.5	2	£1.57	39.9	£1.57
£2.01 – £3.00	49.8	–	£2.74	49.8	£2.74

	189.2			97.4

Vodafone Group 1999 Long Term Stock Incentive Plan
£0.01 – £1.00	518.9	15	£0.91	0.5	£0.90
£1.01 – £2.00	413.1	4	£1.40	–	–
£2.01 – £3.00	21.2	4	£2.92	7.8	£2.92

	953.2			8.3

American Depositary Shares, each representing ten ordinary shares in the Company, are listed on the New York Stock Exchange. Following the merger with AirTouch, some rights to acquire AirTouch Communications, Inc. 1993 Long Term Stock Incentive Plan options were converted into rights to acquire shares in the Company. No further awards will be granted under this scheme.

		Weighted average
	Total ADSs	period remaining		Exercisable ADSs	Exercisable ADSs
	under option	to full vesting	Weighted average	at 31 March 2004	weighted average
Range of exercise prices	(millions)	(months)	exercise price	(millions)	exercise price
American Depositary Shares:
AirTouch Communications, Inc.1993 Long Term Stock Incentive Plan
$0.01 – $10.00	0.4	–	$6.16	0.4	$6.16
$10.01 – $20.00	3.1	–	$16.30	3.1	$16.30
$20.01 – $30.00	0.1	–	$20.02	0.1	$20.02
$30.01 – $40.00	0.1	–	$34.05	0.1	$34.05

	3.7			3.7

Vodafone Group 1999 Long Term Stock Incentive Plan
$10.01 – $20.00	5.0	11	$13.90	0.2	$13.65
$20.01 – $30.00	4.8	6	$21.83	1.3	$22.70
$30.01 – $40.00	0.1	–	$36.12	0.1	$36.12
$40.01 – $50.00	4.0	–	$41.33	3.8	$41.94
$50.01 – $60.00	0.1	–	$58.60	0.1	$58.60

	14.0			5.5

Back to Index

Vodafone Group Plc Annual Report 2004
98
Notes to the Consolidated Financial Statements continued

23. Reserves

	Group						Company

	Share				Own	Profit	Own	Profit
	premium		Other		shares	and loss	shares	and loss
	account	(1)	reserve	(1)	held	account	held	account
	£m		£m		£m	£m	£m	£m
1 April 2003 as previously reported	52,073		843		–	(27,447)	–	8,319
Prior year adjustment – UITF 38	–		–		(41)	–	–	–

1 April 2003 as restated	52,073		843		(41)	(27,447)	–	8,319
Allotments of shares	81		–		–	–	–	–
Purchase of own shares by Employee Share Trust	–		–		(17)	–	–	–
Purchase of treasury shares	–		–		(1,088)	–	(1,088)	–
Own shares released on vesting of share awards	–		–		10	–	–	–
(Loss)/profit for the financial year	–		–		–	(10,393)	–	2,306
Currency translation	–		–		–	(5,292)	–	–
Transfer to profit and loss account	–		(135)		–	135	–	135
Other movements	–		5		–	(17)	–	–

31 March 2004	52,154		713		(1,136)	(43,014)	(1,088)	10,760

Note:
(1)	These reserves also form part of the Company’s reserves.

The currency translation movement includes a gain of £144 million (2003: £826 million loss) in respect of foreign currency net borrowings.

For acquisitions prior to 1 April 1998, the cumulative goodwill written off to reserves, net of the goodwill attributed to business disposals, was £1,190 million at 31 March 2004 (2003: £1,190 million).

In accordance with the exemption allowed by section 230 of the Companies Act, no profit and loss account has been presented by the Company. The profit for the financial year dealt with in the accounts of the Company is £3,684 million (2003: £6,030 million).

The following shares in the Company are held:

	Group					Company

	Qualifying Employee
	Share Ownership	Employee	Subsidiary
	Trust	Share Trust	companies	Treasury shares	Total	Treasury shares
At 1 April 2003	2,068,946	18,950,434	7,189,316	–	28,208,696	–
Purchased during the year	–	14,450,000	–	800,000,000	814,450,000	800,000,000
Dividend shares	–	352,839	–	–	352,839	–
Distributed during the year	(2,068,946)	(4,313,798)	–	–	(6,382,744)	–

At 31 March 2004	–	29,439,475	7,189,316	800,000,000	836,628,791	800,000,000

Total cost to Group of shares held (£m)	–	35	13	1,088	1,136	1,088

Market value of shares held (£m)	–	38	9	1,030	1,077	1,030

The shares held by the Vodafone Group Employee Trust are to satisfy the potential award of shares under the Group’s Long Term Incentive Plan and Short Term Incentive Plan. The shares held by subsidiary companies are in respect of an employee share option plan. Treasury shares are held in relation to the share purchase programme described in “Operating and Financial Review and Prospects – Liquidity and Capital Resources”. Details of all shares purchased in the year are shown below:

		Average price paid		Maximum value of	(1)
		per share, inclusive	Total number of shares	shares that may yet
	Total number of	of transaction costs	purchased under share	be purchased under
Period	shares purchased	(pence)	repurchase programme	the programme (£m)
June 2003	8,950,000	120.59	–	–
August 2003	5,500,000	116.42	–	–
December 2003	175,000,000	137.00	175,000,000	2,260
January 2004	91,000,000	146.97	91,000,000	2,127
February 2004	145,550,000	139.09	145,550,000	1,924
March 2004	388,450,000	131.84	388,450,000	1,412

Total	814,450,000	135.71	800,000,000	1,412

Note:
(1)	Refers to programme announced on 18 November 2004. Shareholder approval will be sought for additional shares to be purchased in the 2005 financial year.

Back to Index

Annual Report 2004 Vodafone Group Plc
99

24. Non-equity minority interests

	2004	2003
	£m	£m
Preferred shares	875	1,015

Non-equity minority interests comprise class D and E preferred shares issued by Vodafone Americas, Inc. An annual dividend of $51.43 per class D & E preferred share is payable quarterly in arrears. The dividend for the year amounted to £50 million (2003: £55 million). The aggregate redemption value of the class D & E preferred shares is $1.65 billion. The holders of the preferred shares are entitled to vote on the election of directors and upon each other matter coming before any meeting of the shareholders on which the holders of ordinary shares are entitled to vote. Holders are entitled to vote on the basis of twelve votes for each share of class D or E preferred stock held. The maturity date of the 825,000 class D preferred shares is 6 April 2020. The 825,000 class E preferred shares have a maturity date of 1 April 2020. The class D & E preferred shares have a redemption price of $1,000 per share plus all accrued and unpaid dividends.

25. Acquisitions and disposals

The Group has undertaken a number of transactions during the year including the acquisition of certain UK service providers, additional minority stakes in certain existing subsidiary undertakings and additional stakes in associated undertakings. The aggregate consideration for these acquisitions was £1,659 million and comprised entirely of cash. The total cash outflow for the purchase of interests in subsidiary undertakings in the 2004 financial year of £2,064 million includes deferred consideration from acquisitions made in the 2003 financial year, principally relating to the Group’s stake increases in Vodafone Portugal and Vodafone Netherlands.

Under UK GAAP, the total goodwill capitalised in respect of transactions has been provisionally assessed as £1,544 million of which £1,434 million is in respect of subsidiary undertakings and £110 million is in respect of associated undertakings.

These transactions are described in more detail in “Information on the Company – History and Development of the Company – Acquisitions of businesses”, elsewhere in this Annual Report.

Acquisition of UK service providers
On 22 September 2003, the Group’s wholly owned subsidiary, Vodafone Limited, completed the acquisition of Singlepoint (4U) Limited, and on 19 September 2003, the Company’s offer for the UK service provider, Project Telecom plc, was declared unconditional. These acquisitions allowed the UK business to consolidate its market position. Details of the share of net assets acquired in this transaction are given in the table below:

	Singlepoint	Project Telecom	Other	Total
	£m	£m	£m	£m
Local book value at acquisition	6	36	(2)	40
Accounting policy conformity and revaluations(1)	(124)	(23)	–	(147)

Fair value net (liabilities)/assets acquired(2)	(118)	13	(2)	(107)
Goodwill	535	151	5	691

Consideration	417	164	3	584

Notes:
(1)	Primarily relates to the write off of capitalised customer acquisition costs to bring into line with Group accounting policy, offset by the recognition of related deferred tax assets.
(2)	All fair values are provisional and may be subject to adjustment in the year ending 31 March 2005.

Back to Index

Vodafone Group Plc Annual Report 2004
100
Notes to the Consolidated Financial Statements continued

25. Acquisitions and disposals continued
Acquisition of additional minority stakes in certain existing subsidiary undertakings
During the year ended 31 March 2004 the Company has directly or indirectly increased its interest in its subsidiary undertakings in Egypt, Greece, Hungary, Malta, the Netherlands, Portugal and Sweden.

These transactions are in line with the Group’s strategy of increasing its shareholding in existing operations where opportunities arise for the creation of enhanced value for the Company’s shareholders. In respect of Malta, the Netherlands, Portugal and Sweden, management also believe that by obtaining 100% ownership in these companies, it can more closely align their respective businesses to the Group’s businesses.

		Fair value net
	Consideration	assets acquired	(1)	Goodwill capitalised
	£m	£m		£m
Vodafone Egypt	28	18		10
Vodafone Greece	815	230		585
Vodafone Hungary	12	5		7
Vodafone Malta	21	7		14
Vodafone Netherlands	64	9		55
Vodafone Portugal	74	23		51
Vodafone Sweden	14	4		10
Other	47	36		11

	1,075	332		743

Note:
(1)	No adjustments were made for fair values as compared with book values at acquisition. All fair values are provisional and may be subject to adjustment in the year ending 31 March 2005.

Acquisition of additional stakes in associated undertakings
In December 2003, Cegetel Groupe completed a series of transactions including the simplification of the legal structure of Cegetel and the merger of Cegetel’s fixed line business with Télécom Développement. These transactions resulted in the indirect acquisition by the Group of an additional interest in the net liabilities of certain entities within the Cegetel Groupe with a provisional fair value of £110 million. No adjustments were made for fair values as compared with book values at acquisition. As no consideration was paid by the Group, the goodwill resulting was £110 million. All fair values are provisional and may be subject to adjustment in the year ending 31 March 2005.

Disposal of Japan Telecom fixed line business
On 21 August 2003 the Group announced that its 66.7% indirectly owned subsidiary Vodafone Holdings K.K. (formerly Japan Telecom Holdings Co., Ltd) had reached agreement to dispose of its wholly-owned fixed line business. The Group ceased to consolidate the results of Japan Telecom from 1 October 2003. The transaction completed on 14 November 2003.

Receipts resulting from this transaction are ¥257.9 billion (£1,392 million), comprising ¥178.9 billion (£966 million) of cash received, ¥32.5 billion (£175 million) of transferable redeemable preferred equity and ¥46.5 billion (£251 million) of withholding tax recoverable, which is expected to be received in the 2005 financial year.

At 1 October 2003, Japan Telecom represented £1,976 million of assets and £505 million of liabilities, of which £1,309 million represented tangible fixed assets and £478 million current liabilities, resulting in a loss on disposal of £79 million which includes a pre-disposal dividend of £1,254 million.

In the six month period up to 1 October 2003, Japan Telecom contributed £818 million to Group turnover, £66 million profit to Group operating loss and £238 million to Group net cash inflow from operating activities.

Disposal of interests in Grupo Iusacell and RPG Cellular
During the year the Group disposed of its interests in Grupo Iusacell, S.A. de C.V. and RPG Cellular Services Limited, receiving aggregate cash proceeds of £5 million resulting in a profit on disposal of £9 million.

Back to Index

Annual Report 2004 Vodafone Group Plc
101

26. Commitments

Operating lease commitments
Commitments to non-cancellable operating lease payments are analysed as follows:

	2004			2003

	Land and	Other		Land and	Other
	buildings	assets	Total	buildings	assets	Total
	£m	£m	£m	£m	£m	£m
In respect of leases expiring:
Within one year	79	97	176	77	36	113
Between two and five years	147	85	232	93	158	251
After five years	136	42	178	150	17	167

Payments due:
Within one year	362	224	586	320	211	531
In more than one year but less than two years			366			398
In more than two years but less than three years			295			321
In more than three years but less than four years			256			250
In more than four years but less than five years			218			217
Thereafter (more than five years)			1,016			989

			2,737			2,706

Finance lease commitments
Tangible fixed assets at 31 March 2004 include the following amounts in respect of finance leases:

Network infrastructure
and equipment
£m
Cost	614
Accumulated depreciation	(454)

Net book value	160

31 March 2003
Net book value	378

Liabilities under leases for network infrastructure assets, with an original cost of £163 million and net book value at 31 March 2004 of £41 million, have been unconditionally satisfied by call deposits and other assets, trust deed and set-off arrangements. Accordingly, lease liabilities and the corresponding financial assets in respect of these network infrastructure assets are not included in the Group’s balance sheet.

Capital and other commitments

	2004	2003
	£m	£m
Tangible and intangible fixed asset expenditure contracted for but not provided	866	1,014

In addition to the commitments above, the Group has a number of further commitments at 31 March 2004. These are disclosed in “Operating and Financial Review and Prospects – Liquidity and capital resources – Contractual obligations” on page 43.

Back to Index

Vodafone Group Plc Annual Report 2004
102
Notes to the Consolidated Financial Statements continued

27. Contingent liabilities

	Group		Company

	2004	2003	2004	2003
	£m	£m	£m	£m
Performance bonds	667	1,921	200	1,137
Credit guarantees – third party indebtedness	97	72	1,498	2,462
Other guarantees and contingent liabilities	29	31	17	17

Performance bonds
Performance bonds require the Company, or certain of its subsidiary undertakings, to make payments to third parties in the event that the Company or subsidiary undertaking does not perform what is expected of it under the terms of any related contracts.

Group performance bonds include £434 million (2003: £710 million) in respect of undertakings to roll out second and third generation networks in Germany while the Company and Group performance bonds include £145 million (2003: £1,085 million) in respect of undertakings to roll out third generation networks in Spain. The majority of the German performance bonds expire by December 2005 and for Spain by June 2005.

Credit guarantees – third party indebtedness
Credit guarantees comprise guarantees and indemnities of bank or other facilities including those in respect of the Group’s associated undertakings and investments.

At 31 March 2004, the Company had guaranteed debt of Vodafone K.K. and Vodafone Finance K.K. amounting to £nil (2003: £267 million) and £1,177 million (2003: £1,200 million), respectively, and issued guarantees in respect of notes issued by Vodafone Americas, Inc. amounting to £320 million (2003: £995 million). The Japanese facility expires by January 2007 and the majority of Vodafone Americas, Inc. bond guarantees by July 2008.

Other guarantees and contingent liabilities
Other guarantees principally comprise commitments to support disposed entities.

In addition to the amounts disclosed above, the Group has guaranteed financial indebtedness and issued performance bonds for £53 million (2003: £125 million) in respect of businesses which have been sold and for which counter indemnities have been received from the purchasers.

The Group also enters into lease arrangements in the normal course of business, which are principally in respect of land, buildings and equipment. Further details on the minimum lease payments due under non-cancellable operating lease arrangements can be found in note 26.

Save as disclosed within “Risk Factors and Legal Proceedings – Legal proceedings”, the Company and its subsidiaries are not involved in any legal or arbitration proceedings (including any governmental proceedings which are pending or known to be contemplated) which are expected to have, or have had in the twelve months preceding the date of this document, a significant effect on the financial position or profitability of the Company and its subsidiaries.

Back to Index

Annual Report 2004 Vodafone Group Plc
103

28. Analysis of cash flows

		2003	2002
	2004	as restated (1)	as restated (1)
	£m	£m	£m
Net cash inflow from operating activities
Operating loss	(4,776)	(5,295)	(10,377)
Exceptional items	(228)	496	4,486
Depreciation	4,362	3,979	2,880
Amortisation of goodwill	13,095	11,875	10,962
Amortisation of other intangible fixed assets	98	53	34
Loss on disposal of tangible fixed assets	89	109	46

	12,640	11,217	8,031
(Increase)/decrease in stocks	(102)	(17)	125
(Increase)/decrease in debtors	(293)	198	(242)
Increase/(decrease) in creditors	157	(233)	215
Payments in respect of exceptional items	(85)	(23)	(27)

	12,317	11,142	8,102

Net cash outflow for returns on investments and servicing of finance
Interest received	942	543	259
Dividends from investments	25	15	2
Interest paid	(901)	(1,004)	(1,104)
Interest element of finance leases	(10)	(14)	(9)
Dividends paid to minority shareholders in subsidiary undertakings	(100)	(91)	(84)

	(44)	(551)	(936)

Net cash outflow from financing(1)
Issue of ordinary share capital	69	28	3,581
Issue of shares to minorities	–	1	12
Purchase of treasury shares	(1,032)	–	–
Purchase of own shares in relation to employee share schemes	(17)	(14)	(6)
Capital element of finance lease payments	(115)	(97)	(46)
Debt due within one year:
Decrease in short-term debt	(1,791)	(1,366)	(2,486)
Repayment of debt acquired	–	–	(1,256)
Debt due after one year:
(Decrease)/increase in long-term debt	(507)	(1,700)	6
Repayment of debt acquired	–	–	(991)
Issue of new bonds	2,693	2,998	505

	(700)	(150)	(681)

Note:
(1)	Restated as a result of the adoption of UITF 38 “Accounting for ESOP Trusts”.

Back to Index

Vodafone Group Plc Annual Report 2004
104
Notes to the Consolidated Financial Statements continued

29. Analysis of net debt

			Acquisitions and	Other non-cash
			disposals	changes and
	1 April		(excluding cash	exchange	31 March
	2003	Cash flow	and overdrafts)	movements	2004
	£m	£m	£m	£m	£m
Liquid investments	291	4,286	–	(196)	4,381

Cash at bank and in hand	475	1,112	–	(178)	1,409
Bank overdrafts	–	(43)	–	1	(42)

	475	1,069	–	(177)	1,367
Debt due within one year	(1,323)	1,791	148	(2,616)	(2,000)
Debt due after one year	(12,994)	(2,186)	–	3,080	(12,100)
Finance leases	(288)	115	39	(2)	(136)

	(14,605)	(280)	187	462	(14,236)

	(13,839)	5,075	187	89	(8,488)

Cash flows in respect of the Commercial Paper programme are shown net within debt-related cash flows.

Debt includes secured debt of £132 million (2003: £364 million) in respect of Vodafone Egypt (£132 million, 2003: £192 million) and Japan Telecom (£nil, 2003: £172 million). Further information on guarantees can be found in note 27.

30. Directors

Aggregate emoluments of the directors of the Company were as follows:

	2004	2003	2002
	£’000	£’000	£’000
Salaries and fees	6,752	5,457	4,777
Incentive schemes	5,418	5,738	3,760
Benefits	1,371	709	749

	13,541	11,904	9,286

The aggregate gross pre-tax gain made on the exercise of share options in the year to 31 March 2004 by serving directors were £1,904,000 (2003: £226,873, 2002: £129,328) and by former directors were £nil (2003: £nil, 2002: £nil).

Further details of directors’ emoluments can be found in “Board’s Report to Shareholders on Directors’ Remuneration – Remuneration for the year to 31 March 2004”.

Back to Index

Annual Report 2004 Vodafone Group Plc
105

31. Employees

An analysis of the average number of employees by category of activity is shown below.

Of total average employees, 17% were based in the United Kingdom (2003: 15%, 2002: 16%).

	2004	2003	2002
	Number	Number	Number
By activity:
Operations	14,096	14,863	17,658
Selling and distribution	15,303	16,252	14,068
Administration	30,710	35,552	35,452

	60,109	66,667	67,178

By segment:
Mobile Telecommunications:
UK & Ireland	12,636	11,323	10,829
Northern Europe	14,742	13,988	15,848
Southern Europe	17,573	17,251	16,986
Americas	241	391	471
Asia Pacific	6,048	7,063	6,007
Middle East and Africa	1,758	1,819	1,771

	52,998	51,835	51,912
Other operations:
Europe	4,767	6,354	9,136
Asia Pacific	2,344	8,478	6,130

	60,109	66,667	67,178

The cost incurred in respect of these employees (including directors) was:
	2004	2003	2002
	£m	£m	£m
Wages and salaries	2,018	1,984	1,740
Social security costs	234	199	192
Other pension costs	79	95	64

	2,331	2,278	1,996

Back to Index

Vodafone Group Plc Annual Report 2004
106

Notes to the Consolidated Financial Statements continued

32. Pensions

As at 31 March 2004, the Group operated a number of pension plans for the benefit of its employees throughout the world, which vary with conditions and practices in the countries concerned. All the Group’s pension plans are provided either through defined benefit or defined contribution arrangements. Defined benefit schemes provide benefits based on the employees’ length of pensionable service and their final pensionable salary or other criteria. Defined contribution schemes offer employees individual funds that are converted into benefits at the time of retirement.

Further details on the three principal defined benefit pension schemes, in the United Kingdom, Germany and Japan are shown below. In addition to the principal schemes, the Group operates defined benefit schemes in Greece, Ireland, Italy, Sweden and the United States. Defined contribution pension schemes are provided in Australia, Egypt, Germany, Greece, Ireland, Italy, Luxembourg, Malta, the Netherlands, New Zealand, Portugal, Spain, the United Kingdom and the United States. There is a post retirement medical plan in the United States for a small closed group of participants.

The Group accounts for its pension schemes in accordance with SSAP 24, “Accounting for pension costs”. Scheme liabilities are assessed by independent actuaries using the projected unit funding method using the principal actuarial assumptions as set out in “Pension disclosures required under SSAP 24” below. Assets are shown at market value. Additional disclosures required under the transitional provisions of FRS 17, “Retirement benefits” are also set out below.

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

The main scheme is subject to quarterly funding updates by independent actuaries and to formal actuarial valuations at least every three years. The most recent formal valuation of this scheme was carried out as at 31 March 2001.

At 31 March 2001, the market valuation of the main scheme assets of £177 million was sufficient to cover 84% of the benefits accrued to members using the assumptions set out within “Pension disclosures required under SSAP 24”. The funding level as at 31 March 2003 was reviewed and as a result the UK companies made special lump sum contributions of £50 million during the 2004 financial year, in addition to ongoing contributions of 13% of pensionable earnings. The variation in regular cost under SSAP 24 was also changed as a result of the review. The contributions payable over the coming year will be determined by the results of the formal valuation of the main scheme as at 31 March 2004 which is currently underway. The updated funding level as at 31 March 2004 has been estimated as 116%, using financial assumptions consistent with those of the last formal valuation. An accurate figure for this funding level, including the impact of any changes in demographic assumptions, will be obtained once the next valuation is completed.

As a result of the acceleration of payments, a net prepayment of £193 million (2003: £136 million) is included in debtors due after more than one year, representing the excess of the amounts funded over accumulated pension costs.

Germany
There are a number of separate pension and associated arrangements in Germany, one of which is fully externally financed and a number of which are funded through a trust arrangement. The German schemes are subject to annual valuations, with the last formal valuations having been completed as at 31 March 2004.

At 31 March 2004, the total pension liability for benefits funded through the trust arrangement was £171 million, using the assumptions as set out within “Additional disclosures in respect of FRS 17”, and the market value of the trust arrangement was £155 million representing a funding level of 91%. The total pension liability for the externally funded benefits was £10 million and the market value of the scheme’s assets for the externally funded benefits also amounted to £10 million representing a funding level of 100%. A contribution of £54 million was made into the trust arrangement and £2 million was made into the externally funded arrangement during the 2004 financial year.

An amount of £14 million (2003: £64 million) is included in provisions for liabilities and charges, representing the excess of the accumulated pension costs over the amounts funded externally and reflects the internally funded nature of part of the principal arrangements.

Japan
There are a number of separate pension schemes in relation to employees in Japan and these are not generally funded, with any shortfall in external funding being accrued within provisions.

The Japanese schemes are subject to valuations at intervals of between one and two years, with the last formal valuations being prepared at 31 March 2002. At 31 March 2002, the total pension liability for the internally funded benefits was £110 million using the assumptions set out within “Pension disclosures required under SSAP 24”. The total pension liability for the externally funded benefits was £5 million and the market value of the scheme’s assets for the externally funded benefits amounted to £1 million representing a percentage cover of accrued benefits for members of 20%.

An amount of £26 million (2003: £88 million) is included in provisions for liabilities and charges, representing the excess of the accumulated pension costs over the amounts funded externally and reflects the internally funded nature of the principal arrangements.

Back to Index

Annual Report 2004 Vodafone Group Plc
107

Pension disclosures required under SSAP 24
During the year ended 31 March 2004, the total amount charged to the profit and loss account in respect of all the Group’s pensions plans was £79 million (2003: £95 million, 2002: £64 million), as analysed below:

	2004	2003	2002
	£m	£m	£m
Defined benefit schemes:
United Kingdom	31	24	24
Germany	7	12	14
Japan	10	32	6
Other Countries	6	5	4

Net pension charge: Defined benefit schemes	54	73	48
Net pension charge: Defined contribution schemes	25	22	16

Total amount charged to the profit and loss account	79	95	64

Below is a summary of the principal assumptions used in calculating the pension cost for the year to 31 March 2004:

	UK	Germany	Japan
	%	%	%
Rate of inflation	2.5	1.5	–
Rate of increase in salaries	4.5	3.5	–	(1)
Rate of increase in pensions in payment	2.5	1.5	N/A
Rate of increase in deferred pensions	2.5	–	N/A
Rate used to discount liabilities – pre-retirement	7.0	6.0	1.8
Rate used to discount liabilities – post-retirement	6.0	6.0	1.8
Notes:
(1)	Rate of increase in salaries in Japan is calculated in line with company specific experience where benefits are salary related.

The components of the total pension costs of the three principal defined benefit schemes were as follows:

	UK		Germany		Japan(2)

	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m
Regular cost	23	22	5	5	8	12
Interest (credit)/cost	(9)	(4)	4	9	1	2
Variation in regular cost(1)	17	6	(2)	(2)	1	18

Total	31	24	7	12	10	32

Notes:
(1)	The variation in regular cost was calculated by amortising the shortfall at the date of the last formal valuation or review over the future working lives of members on a percentage of pensionable salary basis. For the purposes of determining the UK SSAP 24 variation in regular cost, a review was undertaken as at 31 March 2003 to reflect the impact of investment market movements. The charge for Japan in the year ended 31 March 2003 also included £17 million in respect of lump sum redundancy benefits payable through a redundancy programme associated with the retirement plan.
(2)	The charge for Japan includes the pension costs in relation to companies sold during the year for that part of the year prior to their disposal.

Back to Index

Vodafone Group Plc Annual Report 2004
108

Notes to the Consolidated Financial Statements continued

32. Pensions continued

Additional disclosures in respect of FRS 17
The most recent full formal actuarial valuations for defined benefit schemes have been updated by qualified independent actuaries for the financial year ended 31 March 2004 to derive the FRS 17 disclosures below.

Major assumptions used

	UK			Germany			Japan						Other(2)

	2004	2003	2002	2004	2003	2002	2004		2003		2002		2004	2003	2002
	%	%	%	%	%	%	%		%		%		%	%	%
Rate of inflation	2.5	2.5	2.5	2.0	1.5	2.0	–		–		–		2.0	1.8	2.0
Rate of increase in salaries	4.5	4.5	4.5	3.0	3.5	4.0	–	(1)	–	(1)	–	(1)	3.0	3.5	4.2
Rate of increase in pensions
in payment	2.5	2.5	2.5	2.0	1.5	2.0	N/a		N/a		N/a		2.0	1.9	2.2
Rate of increase in deferred
pensions	2.5	2.5	2.5	–	–	–	N/a		N/a		N/a		2.0	1.9	2.2
Discount rate	5.5	5.4	6.0	5.3	5.3	6.3	2.3		1.5		2.5		4.8	5.3	6.2
Notes:
(1)	Rate of increase in salaries in Japan is calculated in line with company specific experience.
(2)	Figures shown for other schemes represent weighted average assumptions of individual schemes.

The expected rates of return at 31 March were:

	UK			Germany			Japan			Other

	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
	%	%	%	%	%	%	%	%	%	%	%	%
Bonds	4.8	5.5	6.0	4.5	4.8	N/a	1.0	N/a	N/a	4.6	4.9	5.5
Equities	7.5	8.0	8.0	6.8	7.3	N/a	4.0	N/a	N/a	6.8	7.8	8.5
Other assets	4.0	4.5	6.0	2.0	2.8	6.0	–	3.0	4.4	2.0	3.5	5.3

Charges that would have been made to the profit and loss account and consolidated statement of total recognised gains and losses on compliance with FRS 17 and on the basis of the assumptions stated above

	UK		Germany		Japan		Other		Total

	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating profit:
Current service cost	32	24	8	21	10	12	44	40	94	97
Past service cost	–	–	–	–	–	5	1	1	1	6
Gains and losses on curtailments	–	–	–	–	–	10	–	1	–	11

Total charge to operating profit	32	24	8	21	10	27	45	42	95	114

Finance costs/(income):
Interest cost	22	19	9	10	1	2	6	6	38	37
Expected return on pension scheme assets	(22)	(22)	(5)	(1)	–	–	(2)	(3)	(29)	(26)

Total (credit)/charge to finance (income)/costs	–	(3)	4	9	1	2	4	3	9	11

Total charge to loss before taxation	32	21	12	30	11	29	49	45	104	125

Consolidated statement of total recognised gains and losses:
Actual return less expected return on pension
scheme assets	(56)	95	(3)	1	–	–	(7)	14	(66)	110
Experience (gains) and losses arising on the
scheme liabilities	–	–	3	(7)	(1)	1	(3)	(1)	(1)	(7)
Changes in assumptions underlying the present
value of the plan liabilities	16	37	11	11	(5)	16	(2)	5	20	69

Actuarial (gains)/losses on assets and liabilities	(40)	132	11	5	(6)	17	(12)	18	(47)	172
Exchange rate movements	–	–	(1)	11	(3)	1	(5)	4	(9)	16

Total (gains)/losses recognised in statement of
total recognised gains and losses	(40)	132	10	16	(9)	18	(17)	22	(56)	188

Back to Index

Annual Report 2004 Vodafone Group Plc
109

History of amounts that would have been recognised in the statement of total recognised gains and losses under FRS 17

		2004		2003

		£m	%	£m	%

UK	Difference between the expected and actual return on assets(1)	56	13	(95)	(36)
	Experience gains and (losses) arising on scheme liabilities(2)	–	–	–	–
	Actuarial gain/(loss)(2)	40	9	(132)	(34)

Germany	Difference between the expected and actual return on assets(1)	3	2	(1)	(1)
	Experience gains and (losses) arising on scheme liabilities(2)	(3)	(2)	7	4
	Actuarial gain/(loss)(2)	(11)	(6)	(5)	(3)

Japan	Difference between the expected and actual return on assets(1)	–	–	–	–
	Experience gains and (losses) arising on scheme liabilities(2)	1	3	(1)	(1)
	Actuarial gain/(loss)(2)	6	17	(17)	(13)

Other	Difference between the expected and actual return on assets(1)	7	18	(14)	(37)
	Experience gains and (losses) arising on scheme liabilities(2)	3	2	1	1
	Actuarial gain/(loss)(2)	12	10	(18)	(14)

Notes:
(1)	Percentage stated is expressed as a percentage of scheme assets at 31 March.
(2)	Percentage stated is expressed as a percentage of scheme liabilities at 31 March.

Fair value of the assets and liabilities of the schemes

	UK			Germany			Japan			Other			Total

	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Bonds	89	56	23	104	–	–	1	–	–	4	7	12	198	63	35
Equities	345	208	206	51	–	–	1	–	–	33	27	26	430	235	232
Other assets	–	–	–	10	107	8	–	1	1	3	4	5	13	112	14

Total fair value of
scheme assets	434	264	229	165	107	8	2	1	1	40	38	43	641	410	281
Present value of
scheme liabilities	(457)	(383)	(301)	(192)	(180)	(139)	(35)	(127)	(116)	(122)	(126)	(95)	(806)	(816)	(651)

FRS 17 deficits	(23)	(119)	(72)	(27)	(73)	(131)	(33)	(126)	(115)	(82)	(88)	(52)	(165)	(406)	(370)
Related deferred
tax assets	7	36	22	11	30	52	14	53	48	30	30	20	62	149	142

Net FRS 17 deficits	(16)	(83)	(50)	(16)	(43)	(79)	(19)	(73)	(67)	(52)	(58)	(32)	(103)	(257)	(228)

The funded status of each of the above principal defined benefit schemes is reported at the beginning of this note. The deficits reported under FRS 17 reflect the different assumptions for valuing assets and liabilities compared with SSAP 24.

The funding policy for the German and UK schemes is reviewed on a systematic basis in consultation with the independent scheme actuary in order to ensure that the funding contributions from sponsoring employers are appropriate to meet the liabilities of the schemes over the long term.

The deficit in respect of other schemes at 31 March 2004 primarily relates to internally funded schemes in Italy, Sweden and the United States and the externally funded scheme in Ireland.

Back to Index

Vodafone Group Plc Annual Report 2004
110
Notes to the Consolidated Financial Statements continued

32. Pensions continued
Movement in deficit during the year

	UK		Germany		Japan		Other		Total

	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Deficit in schemes before deferred tax at 1 April	119	72	73	131	126	115	88	52	406	370
Current service cost	32	24	8	21	10	12	44	40	94	97
Cash contributions	(88)	(106)	(68)	(100)	(22)	(36)	(33)	(31)	(211)	(273)
Past service cost	–	–	–	–	–	5	1	1	1	6
Losses on curtailments	–	–	–	–	–	10	–	1	–	11
Financial (income)/costs	–	(3)	4	9	1	2	4	3	9	11
Actuarial (gains)/losses	(40)	132	11	5	(6)	17	(12)	18	(47)	172
Exchange rate movements	–	–	(1)	11	(3)	1	(5)	4	(9)	16
Other movements	–	–	–	(4)	(73)	–	(5)	–	(78)	(4)

Deficit in schemes before deferred tax at 31 March	23	119	27	73	33	126	82	88	165	406

Other movements in 2004 principally relate to the disposal of the Japan Telecom fixed line business.

Group net assets and profit and loss account reserves

	Under SSAP 24		Under FRS 17
	(as adopted)		(for information only)

	2004	2003	2004	2003
		(as restated) (1)		(as restated) (1)
	£m	£m	£m	£m
Net assets excluding pension scheme assets/(liabilities)	114,836	131,528	114,836	131,528
Net pension scheme assets/(liabilities) (net of deferred tax)	95	(35)	(103)	(257)

Net assets including pension scheme assets/(liabilities)	114,931	131,493	114,733	131,271

Profit and loss reserve excluding pension scheme assets/(liabilities)	(43,109)	(27,412)	(43,109)	(27,412)
Net pension scheme assets/(liabilities) (net of deferred tax)	95	(35)	(103)	(257)

Profit and loss reserve including pension scheme assets/(liabilities)	(43,014)	(27,447)	(43,212)	(27,669)

Note:
(1)	Restated as a result of the adoption of UITF 38 “Accounting for ESOP Trusts”.

33. Subsequent events
On 25 May 2004, the Group announced potential additional investments in Japan which could result in cash outflows of up to £2.6 billion. These investments are consistent with the Group’s overall strategy.

Back to Index

Annual Report 2004 Vodafone Group Plc
111

34. Principal subsidiary undertakings, associated undertakings and investments

Principal subsidiary undertakings
At 31 March 2004, the Company had the following subsidiary undertakings carrying on businesses which principally affect the profits and assets of the Group. They all have the same year end date as the Company, unless otherwise stated, and have been included in the Group consolidation.

Unless otherwise stated the Company’s principal subsidiary undertakings all have share capital consisting solely of ordinary shares and are indirectly held. The country of incorporation or registration of all subsidiary undertakings is also their principal place of operation.

		Country of incorporation	Percentage	(1)
Name	Principal activity	or registration	shareholdings

Arcor AG & Co.	Fixed line operator	Germany	73.7
Europolitan Vodafone AB	Mobile network operator	Sweden	100.0
Vodafone Albania Sh.A.	Mobile network operator	Albania	99.7
Vodafone Americas, Inc.(2)	Holding company	USA	100.0
Vodafone D2 GmbH	Mobile network operator	Germany	100.0
Vodafone Egypt Telecommunications S.A.E	Mobile network operator	Egypt	67.0
Vodafone España S.A.	Mobile network operator	Spain	100.0
Vodafone Europe B.V.	Holding company	Netherlands	100.0
Vodafone Holding GmbH(3)	Holding company	Germany	100.0
Vodafone Holdings Europe S.L.	Holding company	Spain	100.0
Vodafone Holdings K.K.	Holding company	Japan	66.7
Vodafone Hungary Mobile Telecommunications Limited(4)	Mobile network operator	Hungary	87.9
Vodafone International Holdings B.V.	Holding company	Netherlands	100.0
Vodafone Investments Luxembourg S.a r.l.	Holding company	Luxembourg	100.0
Vodafone Ireland Limited	Mobile network operator	Ireland	100.0
Vodafone K.K.	Mobile network operator	Japan	69.7
Vodafone Libertel N.V.	Mobile network operator	Netherlands	99.9
Vodafone Limited	Mobile network operator	England	100.0
Vodafone Malta Limited	Mobile network operator	Malta	100.0
Vodafone Network Pty Limited	Mobile network operator	Australia	100.0
Vodafone New Zealand Limited	Mobile network operator	New Zealand	100.0
Vodafone Omnitel N.V.(5)	Mobile network operator	Netherlands	76.8
Vodafone-Panafon Hellenic Telecommunications Company S.A.	Mobile network operator	Greece	99.4
Vodafone Portugal-Comunicações Pessoais, S.A.	Mobile network operator	Portugal	100.0
Vodafone Group Services Limited	Global products and services provider	England	100.0

Notes:
Japan Telecom Co.,Ltd, the fixed line operator in Japan, was sold during the year. The results of this business were included in the Group results up to 30 September 2003.
(1)	Rounded to nearest tenth of one percent.
(2)	Share capital consists of 597,379,729 ordinary shares and 1.65 million class D and E redeemable preference shares of which 100% of the ordinary shares are held by the Group.
(3)	Vodafone Holding GmbH has a 31 December year end. Accounts are drawn up to 31 March 2004 for consolidation into the Group’s financial statements.
(4)	There is also one preference share in issue, but it is not held by the Group.
(5)	The principal place of operation of Vodafone Omnitel N.V. is Italy.

Back to Index

Vodafone Group Plc Annual Report 2004
112
Notes to the Consolidated Financial Statements continued

34. Principal subsidiary undertakings, associated undertakings and investments continued
Principal associated undertakings
The Company’s principal associated undertakings all have share capital consisting solely of ordinary shares, unless otherwise stated, and are all indirectly held. The country of incorporation or registration of all associated undertakings is also their principal place of operation.

		Percentage	(1)
		shareholding/			Latest		Country of
		partnership		Par value of	financial		incorporation
Name	Principal activity	interest		issued equity	accounts		or registration

Belgacom Mobile S.A.	Mobile network operator	25.0		€70.0m	31.12.03	(2)	Belgium
Cellco Partnership(3)	Mobile network operator	45.0		–	31.12.03	(2)	USA
Mobifon S.A.	Mobile network operator	20.1		ROL 712,923m	31.12.03	(2)	Romania
Polkomtel S.A.	Mobile network operator	19.6		PLN 2,050m	31.12.03	(2)	Poland
Safaricom Limited(4)	Mobile network operator	35.0		1,020 Kshs	31.03.04		Kenya
Société Française du	Mobile network operator and
Radiotéléphone S.A.	telecommunications company	43.9		€1,348m	31.12.03	(2)	France
Swisscom Mobile A.G.	Mobile network operator	25.0		CHF100m	31.12.03	(2)	Switzerland
Vodafone Fiji Limited	Mobile network operator	49.0		F$ 6m	31.03.04		Fiji
Vodacom Group (Pty) Limited	Holding company	35.0		ZAR 100	31.03.04		South Africa

Notes:
(1)	Rounded to nearest tenth of one percent.
(2)	Accounts are drawn up to 31 March 2004 for consolidation in the Group’s financial statements.
(3)	Cellco Partnership trades under the name Verizon Wireless. The registered or principal office of the partnership is 180 Washington Valley Road, Bedminster, New Jersey 07921, USA.
(4)	The Group also holds 2 non-voting shares.

Principal investments
The shareholding in the investment consists solely of ordinary shares and is indirectly held. The principal country of operation is the same as the country of incorporation or registration.

		Percentage		Country of
Name	Principal activity	shareholding	(1)	registration

China Mobile (Hong Kong) Limited(2)	Mobile network operator	3.3		China

Notes:
(1)	Rounded to nearest tenth of one percent.
(2)	Listed on the Hong Kong and New York stock exchanges and incorporated under the laws of Hong Kong.

Back to Index

Annual Report 2004 Vodafone Group Plc
113

35. Related party transactions

Transactions with joint ventures and associated undertakings
Group turnover includes sales to joint ventures and associated undertakings of £174 million (2003: £40 million, 2002: £27 million), primarily comprising fees for the use of Vodafone products and services (including Vodafone live!™), network airtime and access charges. Total operating costs include charges from joint ventures and associated undertakings of £173 million (2003: £91 million, 2002: £42 million), primarily comprising roaming charges.

Dividends received from joint ventures and associated undertakings are disclosed in “Consolidated Cash Flows”. Loans and trade balances owed to or from joint ventures and associated undertakings are disclosed in notes 15 and 17. During the year the Group received £3 million (2003: £14 million; 2002: £28 million) in respect of interest on these loans.

Transactions with acquired and disposed companies
Prior to the acquisition of the UK service providers described in note 25, the Group conducted transactions in the normal course of business with these companies. Sales to these companies totalling £272 million and purchases totalling £58 million were made with these companies from 1 April 2003 to the date of acquisition.

Subsequent to the deconsolidation of Japan Telecom, the Group continued to transact with the companies disposed of in the normal course of business. The Group made sales of £25 million and trading purchases of £122 million with these companies from 1 October 2003 to 31 March 2004. At 31 March 2004, net balances owed by the Group to these companies totalled £17 million.

Transactions with directors
During the year ended 31 March 2004, and as of 24 May 2004, neither any director nor any other executive officer, nor any associate of any director or any other executive officer, was indebted to the Company.

On 3 February 2004, as part of the public offer described in “Business Overview – History and Development of the Company”, the Group purchased Julian Horn-Smith’s 18,000 shares in Vodafone Greece for total consideration of €111,240.

Since 1 April 2003, the Company has not been, and is not now, a party to any other material transactions, or proposed transactions, in which any member of the key management personnel (including directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing, or any relative of such spouse), had or was to have a direct or indirect material interest.

Back to Index

Vodafone Group Plc Annual Report 2004
114
Notes to the Consolidated Financial Statements continued

36. US GAAP information

Index

	Page		Page

Reconciliations to US GAAP	114	Summary of differences between UK GAAP and US GAAP	117
Net loss for the years ended 31 March	114	Market risk and financial instruments	120
Shareholders’ equity at 31 March	115	Goodwill and other intangible assets	120
Total assets at 31 March	115	Associated undertakings	122
Comprehensive (loss)/income for the years ended 31 March	116	Fixed asset investments	123
Cash flows for the years ended 31 March	116	Stock based compensation	123
		Pensions and other post retirement benefits	124

Reconciliations to US GAAP
The following is a summary of the effects of the differences between US GAAP and UK GAAP. The translation of pounds sterling amounts into US dollars is provided solely for convenience based on the Noon Buying Rate on 31 March 2004 of $1.8400: £1.

Net loss for the years ended 31 March

		2004	2004		2003		2002
	Reference	$m	£m		£m		£m
Revenues from continuing operations in accordance with UK GAAP(1)		60,244	32,741		28,547		21,767
Items (decreasing)/increasing revenues:
Non-consolidated entities	(a)	(9,708)	(5,276)		(4,371)		(4,162)
Connection revenues	(b)	346	188		(1,760)		(1,044)

Revenues from continuing operations in accordance with US GAAP(1)		50,882	27,653		22,416		16,561

Net loss as reported in accordance with UK GAAP		(16,588)	(9,015)		(9,819)		(16,155)
Items (increasing)/decreasing net loss:
Investments accounted for under the equity method	(a)	2,491	1,354		289		(537)
Connection revenues and costs	(b)	53	29		16		(15)
Goodwill and other intangible assets	(c)	(11,997)	(6,520)		(5,487)		(5,120)
Licence fee amortisation	(d)	(140)	(76)		(6)		–
Exceptional items	(e)	(646)	(351)		270		(85)
Capitalised interest	(f)	747	406		408		387
Income taxes	(g)	11,377	6,183		5,320		4,873
Other	(i)	(251)	(137)		(46)		(53)

Net loss before change in accounting principle, in accordance with US GAAP		(14,954)	(8,127)		(9,055)		(16,705)
Effect of change in accounting principle(2)		–	–		–		17

Net loss after change in accounting principle, in accordance with US GAAP		(14,954)	(8,127)		(9,055)		(16,688)

US GAAP basic and diluted loss per share:	(k)
– from continuing operations(1)		(20.90)¢	(11.36	)p	(13.40	)p	(24.20	)p
– net loss		(21.95)¢	(11.93	)p	(13.29	)p	(24.56	)p

Back to Index

Annual Report 2004 Vodafone Group Plc
115

Shareholders’ equity at 31 March

		2004	2004	2003
	Reference	$m	£m	£m
Equity shareholders’ funds in accordance with UK GAAP(2)		205,940	111,924	128,630
Items increasing/(decreasing) equity shareholders’ funds:
Investments accounted for under the equity method	(a)	10,241	5,566	4,630
Connection revenues and costs	(b)	(101)	(55)	(84)
Goodwill and other intangible assets	(c)	83,389	45,320	51,144
Licence fee amortisation	(d)	(201)	(109)	(43)
Exceptional items	(e)	–	–	270
Capitalised interest	(f)	2,972	1,615	1,073
Income taxes	(g)	(73,736)	(40,074)	(45,446)
Proposed dividends	(h)	1,340	728	612
Other	(i)	209	114	(350)

Shareholders’ equity in accordance with US GAAP		230,053	125,029	140,436

Total assets at 31 March

		2004	2004	2003
	Reference	$m	£m	£m
Total assets in accordance with UK GAAP(2)		270,718	147,129	163,239
Items (decreasing)/increasing total assets:
Investments accounted for under the equity method	(a)	3,733	2,029	1,849
Connection costs	(b)	6,775	3,682	4,179
Goodwill and other intangible assets	(c)	83,389	45,320	51,144
Licence fee amortisation	(d)	(201)	(109)	(43)
Exceptional items	(e)	–	–	270
Capitalised interest	(f)	2,972	1,615	1,073
Income taxes	(g)	–	–	45
Other	(i)	1,076	585	(344)

Total assets in accordance with US GAAP		368,462	200,251	221,412

Notes:
The reconciliations of net loss for the years ended 31 March 2003 and 2002 and shareholders’ equity and total assets as at 31 March 2003 include reclassifications to provide comparability with the presentation as at 31 March 2004 and for the year then ended. The Group now shows amounts previously reported as “other” related to licence fee amortisation as a separate line item in the reconciliation. In addition, the Group now reflects only the Group’s interest in each adjustment. These reclassifications had no impact on the Group’s previously reported net loss or shareholders’ equity under US GAAP.

(1)	The results of operations of Japan Telecom are reported as discontinued operations under US GAAP and are included in the segment “Other operations – Asia Pacific”. The pre-tax loss, including the loss on sale, was £515 million for the year ended 31 March 2004 (2003: income of £133 million; 2002: loss of £428 million).

(2)	Change in accounting principle for 2002 relates to the Group’s transitional adjustment in respect of the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities”, on 1 April 2001.

The Group’s retrospective adoption of UITF 38 “Accounting for ESOP Trusts” resulted in the UK GAAP equity shareholders’ funds and total assets for prior years being restated (see note 37). The reconciliations of shareholders’ equity and total assets have been restated to reflect this change in UK GAAP reporting which had no effect on previously reported US GAAP net income, shareholders’ equity or total assets.

Back to Index

Vodafone Group Plc Annual Report 2004
116

Notes to the Consolidated Financial Statements continued

36. US GAAP information continued

Comprehensive (loss)/income for the years ended 31 March

		2004	2004	2003	2002
	Reference	$m	£m	£m	£m
Total recognised losses relating to the year in accordance with UK GAAP		(26,325)	(14,307)	(780)	(18,418)
Items (increasing)/decreasing total recognised losses:
Net loss		1,634	888	764	(550)
Additional minimum pension liability, net of tax	(i)	265	144	(191)	–
Available for sale securities, net of tax	(i)	696	378	(137)	808
Derivative financial instruments, net of tax	(i)	(2)	(1)	1	–
Currency translation, net of tax		(650)	(353)	913	680

Comprehensive (loss)/income in accordance with US GAAP	(j)	(24,382)	(13,251)	570	(17,480)

Cash flows for the years ended 31 March

The consolidated statements of cash flows prepared under UK GAAP differ in certain presentational respects from the format required under SFAS No. 95, “Statement of Cash Flows”. Under US GAAP, cash equivalents are defined as short term, highly liquid investments which are readily convertible into known amounts of cash and were within three months of maturity when acquired. At 31 March 2004, cash and cash equivalents under US GAAP included cash equivalents of £4,381 million (2003: £291 million), which are classified as investments under UK GAAP.

The following table summarises the movement and composition of cash and cash equivalents under US GAAP.

Summary consolidated cash flow information as presented in accordance with US GAAP:

	2004	2004	2003	2002
	$m	£m	£m	£m
Cash and cash equivalents were provided by/(used in):
Operating activities	20,407	11,091	9,708	6,621
Investing activities	(6,951)	(3,778)	(9,497)	(10,684)
Financing activities	(3,524)	(1,915)	(1,202)	(1,653)

Net increase/(decrease) in cash and cash equivalents	9,932	5,398	(991)	(5,716)
Exchange movement	(688)	(374)	(112)	(76)
Cash and cash equivalents at the beginning of year	1,410	766	1,869	7,661

Cash and cash equivalents at the end of year	10,654	5,790	766	1,869

A reconciliation between the consolidated statements of cash flows presented in accordance with UK GAAP and US GAAP is set out below.

	2004	2004	2003	2002
	$m	£m	£m	£m
Operating activities:
Net cash inflow from operating activities (UK GAAP)	22,663	12,317	11,142	8,102
Taxation	(2,175)	(1,182)	(883)	(545)
Net cash outflow for returns on investments and servicing of finance	(81)	(44)	(551)	(936)

Net cash provided by operating activities (US GAAP)	20,407	11,091	9,708	6,621

Investing activities:
Net cash outflow from capital expenditure, financial investments and
acquisitions and disposals (UK GAAP)	(10,265)	(5,579)	(10,239)	(12,132)
Acquisition of liquid investments	–	–	–	1,309
Dividends received from joint ventures and associated undertakings	3,314	1,801	742	139

Net cash used in investing activities (US GAAP)	(6,951)	(3,778)	(9,497)	(10,684)

Financing activities:
Net cash outflow from financing activities (UK GAAP)	(1,288)	(700)	(150)	(681)
Increase in bank overdrafts	79	43	–	6
Equity dividends paid	(2,315)	(1,258)	(1,052)	(978)

Net cash used in financing activities (US GAAP)	(3,524)	(1,915)	(1,202)	(1,653)

Note:
Certain prior year amounts have been reclassified to conform with the Group’s current year presentation.

Back to Index

Annual Report 2004 Vodafone Group Plc
117

Summary of differences between UK GAAP and US GAAP
The Consolidated Financial Statements are prepared in accordance with UK GAAP, which differ in certain material respects from US GAAP. The differences that are material to the Group relate to the following items.

(a) Non-consolidated entities and investments accounted for under the equity method
Under UK GAAP, the results and assets of Vodafone Italy have been consolidated in the Group’s financial statements from 12 April 2000. Under US GAAP, as a result of significant participating rights held by minority shareholders, the Group’s interest in Vodafone Italy has been accounted for as an associated undertaking under the equity method of accounting. Under UK GAAP, Vodafone Spain has been consolidated in the Group’s financial statements from 29 December 2000. Under US GAAP, the Group’s interests in Vodafone Spain, have been accounted for as an associated undertaking under the equity method of accounting up to 29 June 2001 and consolidated thereafter, following the completion of the acquisition of a further 17.8% shareholding.

Under UK GAAP, charges for interest and taxation for associated undertakings are aggregated within the Group interest and taxation amounts shown on the face of the consolidated profit and loss account. The Group’s share of the turnover of associated undertakings is also permitted to be disclosed on the face of the consolidated profit and loss account. US GAAP does not permit the Group’s share of turnover of associated undertakings to be disclosed on the face of the consolidated income statement.

Equity accounting for Vodafone Italy and Vodafone Spain under US GAAP results in the Group operating loss, Group net interest payable, Group taxation payable and equity minority interests being less than/(more than) the equivalent UK GAAP amount by £1,325 million, £(55) million, £583 million and £459 million (2003: £1,955 million, £(45) million, £478 million and £264 million; 2002: £2,060 million, £(9) million, £402 million and £249 million), respectively. Equity accounting for Vodafone Italy and Vodafone Spain results in the Group’s share of the operating loss, interest payable and taxation payable of associated undertakings being greater/(lower) under US GAAP than UK GAAP by £1,907 million, £(42) million and £448 million (2003: £2,305 million, £(34) million and £367 million; 2002: £2,402 million, £(7) million and £307 million), respectively. The Group’s investment in the entity consolidated under UK GAAP but equity accounted under US GAAP at 31 March 2004 was £24,028 million (2003: £21,512 million).

(b) Connection revenues and costs
The Group’s UK GAAP accounting policy on revenue recognition was amended during the year in relation to the deferral of certain equipment, connection, upgrade and tariff migration fees following the issuance of Application Note G to FRS 5 “Reporting the Substance of Transactions”. Following the prospective adoption of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” on 1 October 2003 under US GAAP the Group’s UK and US GAAP accounting policies have been substantially aligned.

For transactions prior to 1 October 2003, connection revenues under US GAAP are recognised over the period that a customer is expected to remain connected to a network. Connection costs directly attributable to the income deferred are recognised over the same period. Where connection costs exceed connection revenues, the excess costs were charged in the profit and loss account immediately upon connection. The balances of deferred revenue and deferred charges as of 30 September 2003 will continue to be recognised over the period that a customer is expected to remain connected to a network.

(c) Goodwill and other intangible assets
Under UK GAAP, the policy followed prior to the introduction of FRS 10, “Goodwill and Intangible Assets”, which is effective for accounting periods ended on or after 23 December 1998 and was adopted on a prospective basis, was to write off goodwill against shareholders’ equity in the year of acquisition. FRS 10 requires goodwill to be capitalised and amortised over its estimated useful economic life. Under US GAAP, following the introduction of SFAS No. 142, “Goodwill and Other Intangible Assets”, which was effective for accounting periods starting after 15 December 2001 and, transitionally, for acquisitions completed after 30 June 2001, goodwill and intangible assets with indefinite lives are capitalised and not amortised, but tested for impairment, at least annually, in accordance with SFAS No. 142. Intangible assets with finite lives continue to be capitalised and amortised over their useful economic lives.

The Group believes that the nature of the licences and the related goodwill acquired in business combinations is substantially indistinguishable. In acquisitions where the primary asset is a licence, the Group, therefore, allocates the surplus of the purchase price over the fair value attributed to the share of net assets acquired to licences. In a number of the Group’s previous acquisitions, the primary assets acquired were licences to provide mobile telecommunications services. As a result of the adoption of SFAS 142 and these considerations, on 1 April 2002, £33,664 million of goodwill was reclassified as licences. In accordance with the provision of SFAS No. 109, “Accounting for Income Taxes”, a related deferred tax liability and a corresponding increase to licence value of £19,077 million has also been recognised related to the resulting difference in the tax basis versus the book basis of the licences.

Under UK GAAP and US GAAP the purchase price of a transaction accounted for as an acquisition is based on the fair value of the consideration. In the case of share consideration, under UK GAAP the fair value of such consideration is based on the share price at completion of the acquisition or the date when the transaction becomes unconditional. Under US GAAP the fair value of the share consideration is based on the average share price over a reasonable period of time before and after the proposed acquisition is agreed to and announced. This has resulted in a difference in the fair value of the consideration for certain acquisitions and consequently in the amount of goodwill capitalised under UK GAAP and US GAAP.

Under UK GAAP, costs incurred in reorganising acquired businesses are charged to the profit and loss account as post-acquisition expenses. Under US GAAP, certain of such costs are considered in the allocation of purchase consideration.

(d) Licence fee amortisation
Under UK GAAP, the Group has adopted a policy of amortising licence fees in proportion to the capacity of the network during the start up period and then on a straight line basis. Under US GAAP, licence fees are amortised on a straight line basis from the date that operations commence to the date the licence expires.

Back to Index

Vodafone Group Plc Annual Report 2004
118
Notes to the Consolidated Financial Statements continued

36. US GAAP information continued

(e) Exceptional items
In the year ended 31 March 2003, the Group recorded an impairment charge under UK GAAP of £405 million in relation to the fixed assets of Japan Telecom. Under US GAAP, the Group evaluated the recoverability of these fixed assets in accordance with the requirements of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, and determined that the carrying amount of these assets was recoverable. As a result, the UK GAAP impairment charge of £405 million (£270 million net of minority interests) was not recognised under US GAAP during the year ended 31 March 2003. On disposal of Japan Telecom in the year ended 31 March 2004, an incremental loss on sale of £476 million (£351 million net of minority interests) was recognised under US GAAP resulting in a total loss on sale of £555 million (£399 million net of minority interests).

The reconciling item arising in the year ended 31 March 2002 represented the loss on sale of a business, which was sold fifteen months after the date of acquisition. Under UK GAAP, the fair value of an acquired business can be amended up until the end of the financial year after acquisition. Under US GAAP, the fair value can only be adjusted for one year following acquisition.

In addition, the exceptional non-operating items recorded under UK GAAP, disclosed in note 6, are reclassified as operating items under US GAAP and reduce operating profit accordingly.

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

(g) Income taxes
Under UK GAAP, deferred tax is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Under US GAAP, deferred tax assets and liabilities are provided in full on all temporary differences and a valuation adjustment is established in respect of those deferred tax assets where it is more likely than not that some portion will not be realised. The most significant component of the income tax adjustment is due to the temporary difference between the assigned values and tax values of intangible assets acquired in a business combination, which results in the recognition of a deferred tax liability under US GAAP. Under UK GAAP, no deferred tax liability is recognised.

Under UK GAAP, the tax benefit received on the exercise of share options by employees, being the tax on the difference between the market value on the date of exercise and the exercise price, is shown as a component of the tax charge for the period. Under US GAAP, the tax benefit for deductions not exceeding the US GAAP accounting charge is recognised in earnings. Any incremental tax benefit from tax deductions in excess of the US GAAP accounting charge is shown as a component of paid-in capital on issue of shares.

In addition, deferred tax assets are recognised for future deductions and utilisation of tax carry-forwards, subject to a valuation allowance. The valuation allowance established against deferred tax assets as at 31 March 2004 was £11,150 million (2003: £11,446 million), the movement in the year being £296 million. The valuation allowance is mainly in respect of tax losses amounting to £11,018 million (2003: £11,226 million) not recognised.

(h) Proposed dividends
Under UK GAAP, final dividends are included in the financial statements when recommended by the Board to the shareholders in respect of the results for a financial year. Under US GAAP, dividends are included in the financial statements when declared by the Board.

(i) Other
Pension costs – Under both UK GAAP and US GAAP pension costs provide for future pension liabilities. There are differences, however, in the prescribed methods of valuation, which give rise to GAAP adjustments to the pension cost and the pension prepayment/liability. In addition, in certain circumstances an additional minimum liability must also be recognised with changes therein reported net of tax in other comprehensive income.

Capitalisation of computer software costs – Under UK GAAP, costs that are directly attributable to the development of computer software for continuing use in the business, whether purchased from external sources or developed internally, are capitalised. Under US GAAP, data conversion costs and costs incurred during the research stage of software projects are not capitalised.

Marketable securities – Under US GAAP, SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, the Group classifies its marketable equity securities with readily determinable fair values as available for sale and are stated at fair value with the unrealised loss or gain, net of deferred taxes, reported in comprehensive income. Under UK GAAP such investments are generally carried at cost and reviewed for other than temporary impairment.

Minority interests – Where losses in a subsidiary undertaking attributable to the minority interest result in its interest being one in net liabilities, UK GAAP requires a parent company make provision only to the extent it has a commercial or legal obligation to provide funding that may not be recoverable in respect of the accumulated losses attributable to the minority interest. US GAAP requires all losses allocable to minority interests in excess of their interest in the equity of the respective subsidiary to be charged to the majority shareholder.

Back to Index

Annual Report 2004 Vodafone Group Plc
119

Stock based compensation – Under UK GAAP, options granted over the Company’s ordinary shares are accounted for using the intrinsic value method, with the difference between the fair value of shares at grant date and the exercise price charged to the profit and loss over the period until the shares first vest. Grants under the Company’s SAYE schemes are exempt from this accounting methodology.

Under US GAAP, the Group accounts for option plans in accordance with the requirements of Accounting Principles Board (“APB”) 25, “Accounting for Stock Issued to Employees” and applies the disclosure provisions of SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”. Under APB 25, such plans are accounted for as variable and the cost is calculated by reference to the market price of the shares at the measurement date and amortised over the period until the shares first vest. Where the measurement period has not yet been completed, the cost is calculated by reference to the market price of the relevant shares at the end of each accounting period.

Derivative instruments – All the Group’s transactions in derivative financial instruments are undertaken for risk management purposes only and are used to hedge its exposure to interest rate and foreign currency risk. In accordance with UK GAAP, to the extent that such instruments are matched against an underlying asset or liability, they are accounted for as hedging transactions and recorded at appropriate historical amounts, with fair value information disclosed in the notes to the consolidated financial statements. Under US GAAP, in accordance with SFAS No. 133, the Group’s derivative financial instruments, together with any separately identified embedded derivatives, are reported as assets or liabilities on the Group’s balance sheet at fair value. In a hedge of fair values, changes in the fair value of the derivative are recorded in earnings with a corresponding change in the fair value of the hedged item also being recorded in earnings. For hedges of future cash flows, the changes in fair value of the derivative are recorded in other comprehensive income and reclassified to earnings when the hedged item affects earnings. Under US GAAP, all changes in fair value of derivatives not designated in hedging relationships are accounted for in the consolidated profit and loss account. The Group does not pursue hedge accounting treatment for:

–	interest rate futures, which are typically used to switch floating interest rates to fixed interest rates; or

–	derivatives entered into for funding and liquidity purposes, including forwards; or

–	individual contracts where the underlying value of the transactions amounts to less than £10 million.

Upon first adopting SFAS No. 133, on 1 April 2002, a cumulative transition adjustment was made which increased US GAAP net income and other comprehensive income by £17 million and £nil, respectively.

(j) Comprehensive (loss)/income
Total recognised losses under UK GAAP include net loss and currency translation adjustment. Under US GAAP, comprehensive loss/(income) is the change in equity during a period resulting from transactions other than with shareholders. Comprehensive (loss)/income is comprised of net loss, the minimum pension liability adjustment, changes in the fair value of available for sale securities and derivatives used in cash flow hedging relationships, and currency translation adjustment.

(k) Loss per share
Loss per share information is calculated based on:

	2004		2004		2003		2002
	$		£		£		£
	(in millions, except per share amounts)
Loss from continuing operations	(14,231)		(7,734)		(9,135)		(16,444)

(Loss)/income on operations and disposal of discontinued operations	(723)		(393)		80		(261)
Cumulative effect of change in accounting principle	–		–		–		17

Net loss	(14,954)		(8,127)		(9,055)		(16,688)

Weighted average number of ordinary shares outstanding	68,096		68,096		68,155		67,961

Basic and diluted loss per share:
Loss from continuing operations	(20.90	)¢	(11.36	)p	(13.40	)p	(24.20	)p
(Loss)/income on operations and disposal of discontinued operations	(1.05	)¢	(0.57	)p	0.11	p	(0.38	)p
Cumulative effect of change in accounting principle	–		–		–		0.02	p

Net loss	(21.95	)¢	(11.93	)p	(13.29	)p	(24.56	)p

There were no securities with a dilutive effect for the year ended 31 March 2004. The Group has not included 382 million shares (2002: 246 million) in the computation of diluted loss per share for the year ended 31 March 2003 as their inclusion would be antidilutive.

Back to Index

Vodafone Group Plc Annual Report 2004
120
Notes to the Consolidated Financial Statements continued

36. US GAAP information continued

Market risk and financial instruments

The principal financial risks arising from the Group’s activities are funding risk, interest rate risk, currency risk and counterparty risk. The Group manages these risks by a variety of methods, including the use of a number of financial instruments. All transactions in derivative financial instruments are undertaken for risk management purposes only, by specialist treasury personnel. No instruments are held by the Group for trading purposes. The Group’s treasury function provides a centralised service to the Group for funding, foreign exchange, interest rate management and counterparty risk management, with operations, including transactions in derivative financial instruments, conducted within a policy framework approved by the Board.

Interest rate risk

The Group’s main interest rate exposures are to euro and yen, and, to a lesser extent US dollar and sterling interest rates. Under the Group’s interest rate management policy, interest rates on monetary assets and liabilities are maintained on a floating rate basis, unless the forecast interest charge for the next eighteen months is material in relation to forecast results, in which the interest rates are fixed. In addition, fixing may be undertaken for longer periods when interest rates are statistically low. The term structure of interest rates is managed within limits approved by the Board, using derivative financial instruments such as swaps, futures, options and forward rate agreements. At the end of the year, 20% (2003: 9%) of the Group’s gross borrowings were fixed for a period of at least one year.

Foreign exchange rate risk

The Group’s geographical spread exposes it to fluctuations in foreign exchange rates. The Group manages its exposure to foreign currency movements by hedging known future transactions, including those resulting from the repatriation of international dividends and loans. Foreign exchange forward contracts are the derivative instrument most used for this purpose.

Investments in foreign entities

Although the Group reports its balance sheet in sterling, which is the principal currency for most transactions undertaken in its shares, it does not hedge its foreign currency balance sheet exposure for three reasons. Firstly, the Group believes its shareholders principally value its shares by discounting its estimated future sterling and foreign currency cash flows and converting to sterling at appropriate rates where necessary. Secondly, the Group manages the currency of its net debt according to banded multiples of its operating cash flow, adjusted for dividends and share purchases, for those currencies. As such at 31 March 2004, 117% of net borrowings were denominated in currencies other than sterling (52% euro, 51% yen, 12% US dollar and 2% others) and 17% of net borrowings had been purchased forward in sterling in anticipation of sterling denominated shareholder returns via share purchases and dividends. This allows debt to be serviced in proportion to anticipated cash flows and therefore provides a partial hedge against profit and loss account translation exposure, as interest costs will be denominated in foreign currencies. Thirdly, certain overseas businesses have foreign currency denominated goodwill allocated whilst other assets do not, therefore making comparisons in the balance sheet difficult.

Goodwill and other intangible assets

As described further in note 25, the Group has undertaken a number of transactions during the year, including the acquisition of Singlepoint, Project Telecom Plc and additional minority stakes in certain existing subsidiary undertakings. Under US GAAP, these transactions have resulted in the Group assigning £395 million to goodwill and £1,578 million to other intangible assets, of which £996 million was assigned to mobile licences and £582 million to customer bases. A corresponding deferred tax liability of £534 million was recognised. With the exception of goodwill, all intangible assets acquired are deemed to be of finite life, with a weighted average amortisation period of 12 years, comprising mobile licences 18 years and customer bases 4 years.

Had the acquisitions of Singlepoint, Project Telecom Plc and the additional minority stake increases been consummated on 1 April of the year preceding the year of acquisition, the results of these acquired operations would not have had a significant impact on the Group’s consolidated results of operations for each of the financial years presented.

Goodwill

	Mobile telecommunications – Northern Europe		Mobile telecommunications – UK & Ireland

	2004	2003	2004	2003
	£m	£m	£m	£m
1 April	–	–	117	–
Additions	43	–	352	108
Exchange movements	(2)	–	(2)	9

31 March	41	–	467	117

Back to Index

Annual Report 2004 Vodafone Group Plc
121

Finite-lived intangible assets

	2004		2003
	Gross carrying	Accumulated	Gross carrying	Accumulated
	amount	amortisation	amount	amortisation
	£m	£m	£m	£m
Licences	159,482	48,012	164,873	34,717
Customer bases	7,417	4,939	6,942	3,634

	166,899	52,951	171,815	38,351

Further analysis as to how amounts presented within the US GAAP reconciliation for goodwill and other intangibles, net of amortisation have been determined is provided below.

	2004	2003
	£m	£m
Use of a different measurement date for the purposes of determining purchase consideration	2,630	3,542
Deferred tax	42,188	46,960
Other	502	642

	45,320	51,144

The total amortisation charge for the year ended 31 March 2004, under US GAAP, was £15,893 million (2003: £13,873 million). The estimated future amortisation charge on finite-lived intangible assets for each of the next five years is set out in the following table. The estimate is based on finite-lived intangible assets recognised at 31 March 2004 using foreign exchange rates on that date. It is likely that future amortisation charges will vary from the figures below, as the estimate does not include the impact of any future investments, disposals, capital expenditures or fluctuations in foreign exchange rates.

Year ending 31 March	£m
2005	16,054
2006	15,194
2007	14,918
2008	14,794
2009	14,708

The following pro forma information presents the impact of results under US GAAP, had the Group accounted for its goodwill and identifiable intangible assets under SFAS No. 142 for all years presented after giving effect to such reclassifications for all years presented.

	2004		2003		2002
	£m		£m		£m
Reported net loss	(8,127)		(9,055)		(16,688)
Amortisation of licences with indefinite lives, net of income taxes	–		–		704

Pro forma net loss	(8,127)		(9,055)		(15,984)

Reported basic and diluted loss per share	(11.93	)p	(13.29	)p	(24.56	)p
Amortisation of licences with indefinite lives, net of income taxes	–		–		1.04	p

Pro forma basic and diluted net loss per share	(11.93	)p	(13.29	)p	(23.52	)p

Back to Index

Vodafone Group Plc Annual Report 2004
122
Notes to the Consolidated Financial Statements continued

36. US GAAP information continued
Associated undertakings
Summary aggregated financial information of the Group’s associated undertakings, extracted on a 100% basis from accounts prepared under UK GAAP to 31 March 2004, is set out below.

	2004	2004	2004	2003
	Equity-accounted	Non-consolidated	Equity-accounted	Equity-accounted
	entities as	entity as	entities as	entities as
	defined under	defined under	defined under	defined under
	UK GAAP	US GAAP	US GAAP	US GAAP
	£m	£m	£m	£m
Assets
Current assets	6,048	4,522	10,570	9,370
Non-current assets	19,619	3,600	23,219	24,676

	25,667	8,122	33,789	34,046

Liabilities and equity shareholders’ funds
Current liabilities	11,818	1,818	13,636	14,788
Long-term liabilities	5,076	–	5,076	5,310
Total equity shareholders’ funds	8,773	6,304	15,077	13,948

	25,667	8,122	33,789	34,046

Turnover	23,418	5,276	28,694	27,519

Operating profit	6,759	2,494	9,253	7,298

Non-consolidated entity as defined under US GAAP comprise Vodafone Italy throughout the year, which has been consolidated under UK GAAP – see “Summary of differences between UK GAAP and US GAAP – (a) Non-consolidated entities and investments accounted for under the equity method” on page 117.

Included in current liabilities and long-term liabilities are amounts owed to the Group, other shareholders of the associated companies and third parties. The Group’s share of all associated companies’ net debt amounted to £3,714 million at 31 March 2004 (2003: £4,276 million).

Summary financial information for Verizon Wireless and Vodafone Italy for the three years ended 31 March 2004 is set out below. The financial information is extracted on a 100% basis from accounts prepared under UK GAAP.

	Verizon Wireless			Vodafone Italy

	2004	2003	2002	2004	2003	2002
	£m	£m	£m	£m	£m	£m
Assets
Current assets	2,142	2,257	3,728	4,522	2,337	1,805
Non-current assets	13,033	13,645	12,838	3,600	3,672	3,112

	15,175	15,902	16,566	8,122	6,009	4,917

Liabilities and equity shareholders’ funds
Current liabilities	6,610	7,809	8,405	1,818	1,810	1,483
Long-term liabilities	3,910	3,605	4,772	–	–	–
Total equity shareholders’ funds	4,655	4,488	3,389	6,304	4,199	3,434

	15,175	15,902	16,566	8,122	6,009	4,917

Turnover	13,886	12,902	12,449	5,276	4,371	3,732

Operating profit	3,035	2,795	3,029	2,494	1,588	1,344

Back to Index

Annual Report 2004 Vodafone Group Plc
123

Fixed asset investments
Under US GAAP, SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, requires certain disclosures to be made of the Group’s fixed asset investments, all of which are classified as available for sale.

	UK GAAP net book
	value	(1)	Unrealised gains	Unrealised losses	Fair value
	£m		£m	£m	£m
31 March 2004	1,049		241	–	1,290

31 March 2003	1,127		7	(144)	990

Note:
(1)	Determined using the weighted average cost basis.

During the year, the Group realised proceeds of £123 million (2003: £575 million; 2002: £319 million), realising gross gains on sale of £4 million and gross losses on sale of £34 million (2003: £3 million; 2002: £9 million).

Stock based compensation
For the purposes of US GAAP reporting, the Group accounts for stock based compensation in accordance with APB 25. The Group also adopts the disclosure only provisions of SFAS No. 148.

The Company currently uses a number of share plans to grant options and share awards to its directors and employees described in Note 22.

Movements in ordinary share options and ADS options outstanding during the years ended 31 March 2004, 2003 and 2002 are summarised as follows:

	Number of ADS options			Number of ordinary share options

	2004	2003	2002	2004	2003	2002
	(millions)	(millions)	(millions)	(millions)	(millions)	(millions)
At 1 April	21.0	43.8	55.1	1,110.9	488.3	211.0
Granted	2.2	6.5	4.1	192.0	700.9	332.8
Exercised	(4.6)	(2.7)	(7.4)	(36.6)	(9.7)	(13.2)
Forfeited	(0.9)	(26.6)	(8.0)	(82.3)	(68.6)	(42.3)

At 31 March	17.7	21.0	43.8	1,184.0	1,110.9	488.3

Exercisable at 31 March	9.2	11.7	39.7	107.0	90.7	82.1

Weighted average exercise price:
Granted during year	$20.34	$13.71	$29.31	£1.19	£0.99	£1.56
Exercised during year	$15.03	$10.00	$14.14	£1.00	£0.82	£0.77
Forfeited during year	$34.17	$33.61	$41.00	£1.34	£1.46	£1.79
Outstanding at 31 March	$22.97	$22.32	$29.74	£1.16	£1.23	£1.71
Exercisable at 31 March	$28.29	$25.20	$29.64	£2.13	£1.45	£1.33

SFAS No.148 establishes a fair value based method of accounting for stock based compensation plans and encourages the recognition of the compensation cost on this basis in the income statement. Where the cost is not recognised on the basis of fair value, the pro forma effect of the valuation method on net loss must be disclosed. The disclosure only provisions of SFAS No.148 have been adopted, as follows:

	ADS options			Ordinary share options

	2004	2003	2002	2004	2003	2002
Weighted average fair value	$5.92	$4.49	$8.24	£0.37	£0.28	£0.56
Weighted average assumptions:
Volatility	39.19%	34.83%	36.02%	37.93%	34.82%	36.07%
Expected dividend yield	0.82%	0.62%	0.58%	0.81%	0.63%	0.57%
Risk-free interest rate	3.82%	5.02%	5.37%	3.75%	4.97%	5.45%
Expected option lives (years)	3.5	3.5	3.5	3.4	3.5	3.5

Back to Index

Vodafone Group Plc Annual Report 2004
124

Notes to the Consolidated Financial Statements continued

36. US GAAP information continued
Had compensation cost been determined based upon the fair value of the share options and ADS options at grant date, the Group’s net loss and loss per share would have been restated to the pro forma amounts indicated below (in millions, except per share amounts):

	2004		2003		2002
	£m		£m		£m
Net loss as reported under US GAAP	(8,127)		(9,055)		(16,688)
Share-based employee compensation expense net of related tax effects, included in the
determination of net income as reported	129		48		–
Share-based employee compensation expense, under fair value based method
for all awards, net of related tax effects	(107)		(65)		(81)

Pro forma net loss	(8,105)		(9,072)		(16,769)

Loss per share
Basic and diluted – as reported under US GAAP	(11.93	)p	(13.29	)p	(24.56	)p
Basic and diluted – pro forma	(11.90	)p	(13.31	)p	(24.67	)p

Pensions and other post retirement benefits
As at 31 March 2004, the Group operated a number of pension plans for the benefit of its employees throughout the world, which vary with conditions and practices in the countries concerned. A description of the major pension plans provided is given in note 32.

Analyses of the net pension cost, plan assets, obligations and funded status for the major defined benefit plans in the UK, Germany and Japan, prepared under US GAAP, are provided below.

The investment policy and strategy of the main scheme in the UK is set by the Trustees and reflects the liabilities of the plan. As at 31 March 2004, 79% (2003: 79%; 2002: 90%) of the assets are invested in equities and the remainder in bonds. The investment policy and strategy of the German plans are set by the Investment Sub-Committee of the Contractual Trust Agreement and similarly reflects the liabilities of the plans, which are more heavily weighted towards pensioners than the UK plan. 70% of the assets are invested in bonds and the remainder in equities.

The basis used to determine the overall long term return on plan assets is to apply the expected rate of return on bonds based on market interest rates at the relevant date to that proportion of the assets invested in bonds. The bond rate of return is then increased by an allowance for the expected equity risk premium in each market, based on past experience and future expectations of return and this rate is applied to the relevant proportion invested in equities. The measurement date for the Group’s pension assets and obligations is 31 March. The measurement date for the Group’s net periodic pension cost is 1 April. The cash contributions for the UK plan for the year ending 31 March 2005 are currently estimated to be £36 million.

	UK			Germany			Japan

	2004	2003	2002	2004	2003	2002	2004	2003	2002
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Service cost	25	23	27	3	3	2	10	12	5
Interest costs	19	16	11	7	7	7	1	2	1
Expected return on assets	(21)	(23)	(16)	(4)	(1)	–	–	–	–
Amortisation of prior service cost	–	–	1	–	–	–	–	–	–
Amortisation of gains and losses	16	9	3	2	3	1	1	1	–

Net periodic pension cost	39	25	26	8	12	10	12	15	6

Termination benefits and curtailment costs	–	–	–	–	–	–	(16)	24	1
Accumulated benefit obligation	390	279	218	153	141	113	25	106	101
Change in projected benefit obligation
Benefit obligation at 1 April	327	258	184	145	119	114	127	115	97
Service cost	25	23	27	3	3	2	10	12	4
Interest cost	19	16	11	7	7	7	1	2	1
Members’ contributions	10	9	9	–	–	–	–	–	–
Amendments	–	–	–	–	(3)	5	–	5	23
Actuarial loss/(gain)	82	28	33	19	13	–	(3)	4	–
Curtailment	–	–	–	(2)	–	–	–	2	–
Settlement	–	–	–	–	–	–	(76)	13	–
Special termination benefit	–	–	–	–	–	–	–	9	–
Benefits paid (estimated)	(6)	(7)	(6)	(9)	(9)	(8)	(22)	(36)	(10)
Exchange movement	–	–	–	(5)	15	(1)	(2)	1	–

Benefit obligation at 31 March	457	327	258	158	145	119	35	127	115

Back to Index

Annual Report 2004 Vodafone Group Plc
125

	UK			Germany			Japan

	2004	2003	2002	2004	2003	2002	2004	2003	2002
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Change in plans’ assets
Fair value of assets at 1 April	264	229	178	86	1	2	1	1	1
Actual return/(loss) on plans’ assets	77	(73)	(7)	7	–	(1)	1	–	–
Employer’s contributions	88	106	55	57	88	8	22	36	10
Members’ contributions	10	9	9	–	–	–	–	–	–
Benefits paid (estimated)	(6)	(7)	(6)	(9)	(9)	(8)	(22)	(36)	(10)
Exchange movement	–	–	–	(5)	6	–	–	–	–

Fair value of assets at 31 March	433	264	229	136	86	1	2	1	1

Funded status	(24)	(63)	(29)	(22)	(59)	(118)	(33)	(126)	(114)
Unrecognised net loss	203	195	80	57	46	31	3	24	21
Prior period service cost	1	1	1	–	–	–	5	5	–

Net amount recognised	180	133	52	35	(13)	(87)	(25)	(97)	(93)

Amounts recognised in the statement of
financial position
Prepaid/(accrued) benefit cost	180	(15)	11	(11)	(55)	(112)	(25)	(105)	(99)
Intangible asset	–	1	1	–	–	–	–	5	–
Other comprehensive income	–	147	40	46	42	25	–	3	6

Net amount recognised	180	133	52	35	(13)	(87)	(25)	(97)	(93)

Weighted average actuarial assumptions
used to determine benefit obligations
Discount rate	5.5%	5.9%	6.5%	5.3%	5.3%	6.0%	2.3%	1.5%	2.5%
Rate of compensation increase	4.5%	4.0%	4.0%	3.0%	2.0%	2.5%	–	–	–

Weighted average actuarial assumptions used
to determine net periodic benefit cost
Discount rate	5.9%	6.5%	5.9%	5.3%	6.0%	6.5%	1.5%	2.5%	3.0%
Rate of compensation increase	4.0%	4.0%	4.0%	2.0%	2.5%	2.5%	–	–	–
Expected long-term return on plan assets	7.5%	8.0%	6.5%	5.3%	6.0%	6.0%	3.0%	4.4%	4.4%

37. Changes in accounting standards

UK standards
UITF 38, “Accounting for ESOP Trusts”
During the financial year, the UK Accounting Standards Board (“ASB”) issued UITF 38 “Accounting for ESOP Trusts” which supersedes UITF 13 and requires presentation of an entity’s own shares held in an ESOP trust to be deducted in arriving at shareholders’ funds as opposed to being recognised as assets. The Group has early adopted this Abstract in the preparation of its Consolidated Financial Statements for the year ended 31 March 2004, and has restated its balance sheets at 31 March 2003 and 31 March 2002 accordingly.

The impact of adopting UITF 38 was to reduce investments and shareholders’ funds by £41 million as at 31 March 2003. In addition, the cash outflow on purchasing own shares in relation to employee share schemes has been reclassified from “Purchase of investments” within “Net cash outflow for capital expenditure and financial investment” to its own line within financing activities in the Statement of Consolidated Cash Flows.

Loss on ordinary activities before taxation in the 2002, 2003 and 2004 financial years has not been impacted by the adoption of UITF 38, however, the reported value of fixed asset investments, net assets and equity shareholders’ funds would be £48 million higher at 31 March 2004 had the Group not adopted UITF 38.

Application Note G to FRS 5, “Reporting the Substance of Transactions”
In November 2003, the ASB issued this application note setting out principles of revenue recognition. It specifically addresses five types of arrangement, which give rise to turnover and have been subject to differing interpretations in practice. Following the issuance of the Application Note, the Group has amended its accounting policy on revenue recognition in relation to the deferral of certain equipment, connection, upgrade and tariff migration fees. The effect of the revised policy on the Group’s turnover is not material in either the current or previous financial years.

FRS 20 (IFRS 2) “Share-based Payment”
In April 2004, the ASB issued FRS 20 (IFRS 2) “Share-based Payment”, which is applicable for accounting periods beginning on or after 1 January 2005. Current UK GAAP requires that a charge for employee share schemes should be made based on the intrinsic value at grant date and as such no expense is recognised for a number of share based payment transactions, such as the grant of share options to employees at market value. The new standard requires the

Back to Index

Vodafone Group Plc Annual Report 2004
126

Notes to the Consolidated Financial Statements continued

37. Changes in accounting standards continued

Group to recognise a charge for certain share-based transactions granted after 7 November 2002, equal to the fair value of the share or share option at the date of the grant over the vesting period.

FRS 21 (IAS 10) “Events after the Balance Sheet Date”
In May 2004, the ASB issued FRS 21 (IAS 10) “Events after the Balance Sheet Date”, which is applicable for accounting periods beginning on or after 1 January 2005. The adoption of this standard will result in equity dividends, which are currently declared after the balance sheet date but recognised in the Consolidated Financial Statements at the balance sheet date, being derecognised at the balance sheet date. This would reduce the Group’s retained loss under UK GAAP for the 2002, 2003 and 2004 financial years by £47 million, £101 million and £116 million, respectively, and increase the Group’s net assets and equity shareholders’ funds under UK GAAP at 31 March 2004 by £728 million (2003: £612 million).

US Standards
SFAS No. 143, “Accounting for Asset Retirement Obligations”
In June 2001, the FASB issued SFAS No. 143. SFAS No. 143 is effective for financial years beginning after 15 June 2002 and requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. The Group adopted this statement effective 1 April 2003.

The Group is subject to asset retirement obligations in relation to certain operating lease agreements relating to sites on which the Group’s network infrastructure is positioned. These leases can include legal obligations to restore the leased site at the end of the lease term. Based on the Group’s historical experience it is expected that a high majority of current sites will continue to be of importance to the network and that, where possible, the Group will continue to renew leases on these sites. The adoption of SFAS No. 143 did not have a material impact on the Group’s reported financial position and results under US GAAP.

SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”
In May 2003, the FASB issued SFAS No. 150. The adoption of SFAS No. 150 on 1 April 2004 resulted in the Group’s class D & E preferred shares issued by Vodafone Americas, Inc. with a carrying value of £875 million, currently classified as non-equity minority interests, being classified as long term liabilities. The measurement provisions of SFAS No. 150 related to these preferred shares have, however, been indefinitely deferred. Applying the measurement provisions of SFAS No. 150 would increase the carrying value as of 1 April 2004 by £23 million.

SFAS No. 132R, “Employers’ Disclosures about Pensions and Other Postretirement Benefits”
In December 2003, the FASB issued SFAS No. 132R (revised 2003), to improve financial statement disclosures for defined benefit plans. This standard requires that companies provide more details about their plan assets, benefit obligations, cash flows, benefit costs and other relevant information. The provisions of SFAS 132R are effective for periods ending after 15 December 2003 and have been adopted for domestic plans. However, certain provisions related to non-UK defined benefit plans are not effective until periods ended after 15 June 2004.

FASB Interpretation No. 46 (revised December 2003) (“FIN 46”), “Consolidation of Variable Interest Entities”
In January 2003, the FASB issued FIN 46. FIN 46 expands upon existing US accounting guidance that prescribes when an entity should consolidate the assets, liabilities and results of a variable interest entity (“VIE”). A VIE is an entity whose equity is not sufficient to supports its activities without additional subordinated financial support or its equity investors lack certain characteristics of a controlling financial interest. Under FIN 46 an enterprise shall consolidate a VIE if the enterprise has a variable interest that will absorb a majority of the VIE’s expected losses or receive the majority of the VIE’s expected residual returns, or both. In December 2003, the FASB issued a revised FIN 46 to modify some provisions and exempt certain entities. Adoption of FIN 46 and its revision has not impacted the Group’s reported financial position and results under US GAAP.

EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”
In November 2002, the Emerging Issues Task Force (“EITF”) of the FASB reached a consensus on EITF 00-21. EITF 00-21 provides guidance on how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery of products or performance of services, and/or rights to use other assets. The requirements of EITF 00-21 will be applicable to agreements entered into for periods beginning after 15 June 2003. The prospective adoption of EITF 00-21 on 1 October 2003 has not impacted the Group’s reported financial position and results under US GAAP. However, as contracts entered into before 1 October 2003 are accounted for in accordance with SAB 101, the related deferred connection revenues, and related costs, will continue to be recognised over the remaining life of the customer relationship. At 31 March 2004, deferred revenue accounted for in accordance with SAB 101 amounted to £3,737 million.

International Financial Reporting Standards
Introduction
The Group is preparing for the adoption of International Financial Reporting Standards (“IFRS”) as its primary accounting basis, following the adoption of Regulation No. 1606/2002 by the European Parliament on 19 July 2002. IFRS will apply for the first time in the Group’s Annual Report for the year ending 31 March 2006.

Back to Index

Annual Report 2004 Vodafone Group Plc
127

Subject to the finalisation of a proposed SEC rule on first time adoption of IFRS, it is currently expected that one year of IFRS comparative information for the year ending 31 March 2005 will be provided in the year of first adoption. Interim results for the six-month period ending 30 September 2005 will be presented under IFRS together with restated information for the six months ending 30 September 2004.

The Group has established a project team to evaluate and monitor developments in IFRS and to manage and co-ordinate the implementation of IFRS across the Group.

Current principal differences between IFRS and UK GAAP
On 31 March 2004, the International Accounting Standards Board (“IASB”) completed the set of standards that are mandatory for EU listed companies adopting IFRS for the first time. Following the completion of this process, the Group has provisionally identified the major differences between IFRS and the Group’s UK GAAP accounting policies, which are summarised below.

While the following disclosure is intended to highlight those differences expected to result in significant changes to the results and financial position reported under UK GAAP, this summary is not intended to be a complete list of differences between the two accounting bases applicable to the Group. In addition, further significant differences may arise from accounting standards and pronouncements that the IASB could issue in the future and which the Group may elect to early adopt in the its first IFRS accounts. As noted below, the Group is also still considering the impact of the IASB’s recently issued standards on business combinations, intangible assets and impairment. Finally, the Group is considering which, if any, of the optional transitional provisions within IFRS 1 “First-time adoption of International Financial Reporting Standards” to adopt which may impact substantially the Group’s reported results.

Scope of Consolidation
Under UK GAAP, the Group currently accounts for its 76.8% interest in Vodafone Italy as a subsidiary undertaking. As a result of the significant participating rights held by the largest minority shareholder, it is currently anticipated that the adoption of IAS 27, “Consolidated and Separate Financial Statements”, and IAS 28, “Accounting for Investments in Associates”, will result in Vodafone Italy being accounted for as an associated undertaking.

Financial Instruments
Under UK GAAP, financial instruments are generally measured at cost with gains and losses being deferred until the underlying transaction occurs. IAS 39 “Financial Instruments: Recognition and Measurement” requires certain financial instruments to be measured at fair value and is expected to introduce certain additional volatility into the Group’s profit and loss account.

The primary impact of the implementation of IAS 32, “Financial Instruments: Disclosure and Presentation”, is anticipated to be the reclassification of the Group’s non-equity minority interests to liabilities. As discussed in “Quantitative and Qualitative Disclosures About Market Risk – Funding and liquidity”, the Group’s internal debt protection ratios define net debt to include redeemable preference shares and financial guarantees.

Share based payments
UK GAAP requires that the charge for employee share schemes should be based on the intrinsic value at grant date. As a result, no expense is recognised for a number of share based payment transactions such as the grant of share options to employees at market value. IFRS 2, “Share-based Payment”, will require the Group to recognise an expense for certain share based transactions granted after 7 November 2002, equal to the fair value of the share or share option at the date of the grant over the vesting period.

Pensions and other retirement benefits
For defined benefit pension schemes, the requirements of IAS 19, “Employee Benefits”, are similar to those of FRS 17 under UK GAAP, though IAS 19 permits the deferral of actuarial gains and losses in certain circumstances which is not permitted under FRS 17. The IASB is currently considering revisions to IAS 19, which would substantially align the accounting for defined benefit schemes to the requirements of FRS 17. The Group currently applies the provisions of SSAP 24.

Deferred taxes
IAS 12, “Income Taxes”, requires accounting for deferred tax on temporary differences, which is wider in scope than existing UK GAAP accounting principles in relation to deferred taxation. The Group is currently considering IAS 12 together with the tax accounting impact of a number of other recently introduced international accounting standards.

Other matters

Business combinations and intangible assets
IFRS 3: “Business Combinations”, IAS 36: “Impairment of Assets” and IAS 38: “Intangible Assets” were issued by the IASB on 31 March 2004. These standards are of particular significance to the Group given both the nature of its operations and the nature and scale of the intangible assets currently recognised under UK GAAP. While the Group is currently considering the impact of these standards, the most significant impact is likely to be the requirement for goodwill not to be amortised.

Revenue recognition
The Group does not currently anticipate any significant difference between the Group’s current UK GAAP revenue recognition policies and those required to be adopted to comply with IAS 18: “Revenue”.

Back to Contents

Vodafone Group Plc Annual Report 2004
128
Additional Shareholder Information

Financial calendar 2004/05

Annual General Meeting (see below)	27 July 2004

Interim Results announcement	16 November 2004

Preliminary announcement of full year results	24 May 2005

Dividends
Full details on the dividend amount per share or ADS can be found on page 39. Set out below is information relevant to the final dividend for the financial year ended 31 March 2004.

Ex-dividend date	2 June 2004
Record date	4 June 2004
DRIP election date	16 July 2004
Dividend payment date	6 August 2004*

* Payment date for both ordinary shares and ADSs.

Dividend Payment Methods Holders of ordinary shares can:
•	have cash dividends paid direct to a bank or building society account; or
•	have cash dividends paid in the form of a cheque; or
•	elect to use the cash dividends to purchase more Vodafone shares under the Dividend Reinvestment Plan (see below).

If a holder of ordinary shares does decide to receive cash dividends, it is recommended that this is paid directly to the shareholder’s bank or building society account via BACS or EFTS. This avoids the risk of cheques being lost in the post and means the dividend will be in the shareholder’s account on the dividend payment date. The shareholder will be sent a tax voucher confirming the amount of dividend and the account into which it has been paid.

Please contact the Company’s Registrars for further details.

Holders of ADSs can:
•	have cash dividends paid direct to a bank account; or
•	have cash dividends paid by cheque; or
•	elect to have the dividends reinvested to purchase additional Vodafone ADSs (see below for contact details).

Dividend reinvestment
The Company offers a Dividend Reinvestment Plan which allows holders of ordinary shares who choose to participate to use their cash dividends to acquire additional shares in the Company. These are purchased on their behalf by the Plan Administrator through a low cost dealing arrangement. Further details can be obtained from the Plan Administrator on +44 (0) 870 702 0198.

For ADS holders, The Bank of New York maintains a Global BuyDIRECT Plan for the Company, which is a direct purchase and sale plan for depositary receipts, with a dividend reinvestment facility. For additional information, please call toll-free on +1 (800) 233 5601, or write to:

The Bank of New York
Shareholder Relations Department
Global BuyDIRECT
P.O. Box 1958
Newark
New Jersey 07101-1958
USA

For calls from outside the US, call +1 (610) 312 5315.
Please note that this number is not toll-free.

Telephone share dealing
A telephone share dealing service with the Company’s Registrars is available for holders of ordinary shares. The service is available from 8.00 am to 4.30 pm, Monday to Friday, excluding bank holidays, on telephone number +44 (0) 870 703 0084.

Detailed terms and conditions are available on request by calling +44 (0) 870 702 0198.

Postal share dealing
A postal share dealing service is available for holders of ordinary shares with 1,000 shares or less who want to either increase their holding or sell their entire holding.

Further information about this service can be obtained from the Company’s Registrars on +44 (0) 870 702 0198.

Registrars and transfer office
The Company’s ordinary share register is maintained by:

Computershare Investor Services PLC
P.O. Box 82
The Pavilions, Bridgwater Road
Bristol BS99 7NH
England

Telephone: +44 (0) 870 702 0198

Holders of ordinary shares resident in Ireland should contact:

Computershare Investor Services (Ireland) Limited
P.O. Box 9742
Dublin 18
Ireland

Telephone: 0818 300 999

Any queries about the administration of holdings of ordinary shares, such as change of address, change of ownership or dividend payments, should be directed to the Company’s Registrars at the relevant address or telephone number immediately above. Holders of ordinary shares may also check details of their shareholding, subject to passing an identity check, on the Registrar’s website at www.computershare.com

The Depositary Bank for the Company’s ADR programme is:

The Bank of New York
Investor Relations Dept, P.O. Box 11258
Church St. Station
New York, NY 10286-1258
USA

Telephone: +1 (800) 233 5601 (Toll free)

ADS holders should address any queries or instructions regarding their holdings to The Bank of New York at the above address or telephone number. ADS holders can also, subject to passing an identity check, view their account balances and transaction history, sell shares and request certificates from their Global BuyDIRECT Plan at www.stockbny.com

Online Shareholder Services
www.vodafone.com/investor/

•	Register to receive electronic shareholder communications. Benefits to shareholders and the Company include faster receipt of communications such as annual reports, and cost and time savings for Vodafone. Electronic shareholder communications are also more environmentally friendly.

Back to Contents

Annual Report 2004 Vodafone Group Plc
129

•	View a webcast of the AGM of the Company on 27 July 2004 and up to one month after this date.

•	View and/or download the Annual Report and the Annual Review & Summary Financial Statement 2004.

•	Check the current share price.

•	Calculate the value of your holding and look up the historic share price on a particular date.

•	Calculate dividend payments.

•	Use interactive tools to value your holding and chart Vodafone ordinary share price changes against indices.

Shareholders and other interested parties can also receive Company press releases, including London Stock Exchange announcements, by registering for Vodafone News via the Company’s website at www.vodafone.com/news

Registering for Vodafone News will enable you to:

•	be alerted by free SMS as soon as news breaks;

•	download the latest news direct to your mobile;

•	have news automatically e-mailed to you; and

•	receive Vodafone View. Vodafone View is part of Vodafone News. The Company uses this service to provide further clarification on any issue that arises in respect of which a London Stock Exchange announcement or press release is not required but on which the Company has a view.

Annual General Meeting
The twentieth Annual General Meeting of the Company will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on 27 July 2004 at 10.45 a.m.

The Notice of Meeting, together with details of the business to be conducted at the Meeting, is being circulated to shareholders with this Annual Report or the Annual Review & Summary Financial Statement.

The AGM will be transmitted via a live webcast and can be viewed at the Company’s website – www.vodafone.com/agm – on the day of the meeting and for one month after the end of the meeting.

To find out more about the AGM and how to view the webcast, visit www.vodafone.com/agm

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

The Unclaimed Assets Register
The Company participates in the Unclaimed Assets Register, which provides a search facility for financial assets which may have been forgotten and which donates a proportion of its public search fees to a group of three UK charities (Age Concern, NSPCC and Scope). For further information, contact The Unclaimed Assets Register, Leconfield House, Curzon Street, London W1J 5JA (telephone: +44 (0) 870 241 1713), or visit its website at www.uar.co.uk

Share Price History
Upon flotation of the Company on 11 October 1988, the ordinary shares were valued at 170p each. On 16 September 1991, when the Company was finally demerged, for UK taxpayers the base cost of Racal Electronics Plc shares was apportioned between the Company and Racal Electronics Plc for Capital Gains Tax purposes in the ratio of 80.036% and 19.964% respectively. Opening share prices on 16 September 1991 were 332p for each Vodafone share and 223p for each Racal share.

On 21 July 1994, the Company effected a bonus issue of two new shares for every one then held and on 30 September 1999 it effected a bonus issue of four new shares for every one held at that date. The flotation and demerger share prices, therefore, may be restated as 11.333p and 22.133p, respectively.

The share price at 31 March 2004 was 128.75 pence (31 March 2003: 113.0 pence). The share price on 24 May 2004 was 135.50 pence.

The following tables set out, for the periods indicated, (i) the reported high and low middle market quotations of ordinary shares on the London Stock Exchange, (ii) the reported high and low sales prices of ordinary shares on the Frankfurt Stock Exchange, and (iii) the reported high and low sales prices of ADSs on the NYSE.

The Company’s ordinary shares were traded on the Frankfurt Stock Exchange from 3 April 2000 until 23 March 2004 and, therefore, information has not been provided for periods outside these dates.

Five year data on an annual basis

	London Stock Exchange Pounds per ordinary share		Frankfurt Stock Exchange Euros per ordinary share		NYSE Dollars per ADS
Financial Year	High	Low	High	Low	High	Low

1999/2000	3.99	2.13	–	–	63.06	34.11
2000/2001	3.56	1.82	5.82	2.87	56.63	26.01
2001/2002	2.29	1.24	3.70	2.00	33.26	17.88
2002/2003	1.31	0.81	2.15	1.26	20.30	12.76
2003/2004	1.50	1.12	2.22	1.59	27.88	18.10

Back to Contents

Vodafone Group Plc Annual Report 2004
130

Additional Shareholder Information continued

Two year data on a quarterly basis

	London Stock		Frankfurt Stock
	Exchange		Exchange		NYSE
	Pounds per		Euros per		Dollars
	ordinary share		ordinary share		per ADS
Financial Year	High	Low	High	Low	High	Low

2002/2003
First Quarter	1.31	0.87	2.15	1.34	18.80	13.13
Second Quarter	1.10	0.81	1.73	1.26	16.87	12.76
Third Quarter	1.27	0.84	2.00	1.36	20.19	13.35
Fourth Quarter	1.26	1.01	1.90	1.50	20.30	16.80
2003/2004
First Quarter	1.35	1.13	1.93	1.61	22.16	18.28
Second Quarter	1.28	1.12	1.86	1.59	21.14	18.10
Third Quarter	1.40	1.20	2.03	1.70	25.15	20.26
Fourth Quarter	1.50	1.24	2.22	1.88	27.88	22.81
2004/2005
First Quarter(1)	1.42	1.29	–	–	25.68	23.38

Note:
(1)	covering period up to 24 May 2004.

Six month data on a monthly basis

	London Stock		Frankfurt Stock
	Exchange		Exchange		NYSE
	Pounds per		Euros per		Dollars
	ordinary share		ordinary share		per ADS
Financial Year	High	Low	High	Low	High	Low

November 2003	1.39	1.21	2.02	1.78	23.79	20.55
December 2003	1.40	1.32	2.03	1.84	25.15	23.41
January 2004	1.50	1.36	2.22	1.96	27.88	25.04
February 2004	1.43	1.28	2.12	1.92	27.02	24.25
March 2004(1)	1.38	1.24	2.11	1.88	25.86	22.81
April 2004	1.42	1.29	–	–	25.56	23.38
May 2004(2)	1.41	1.32	–	–	25.68	23.92

Note:
(1)	High and low share prices for the Frankfurt Stock Exchange only reported to 23 March 2004, the date of delisting from this exchange.
(2)	High and low share prices for May 2004 only reported until 24 May 2004.

The current authorised share capital comprises 78,000,000,000 ordinary shares of $0.10 each and 50,000 7% cumulative fixed rate shares of £1.00 each.

Markets

Ordinary shares of Vodafone Group Plc are traded on the London Stock Exchange and, in the form of ADSs, on the New York Stock Exchange. In addition, the Company’s ordinary shares were listed on the Frankfurt Stock Exchange until 23 March 2004.

ADSs, each representing ten ordinary shares, are traded on the New York Stock Exchange under the symbol ‘VOD’. The ADSs are evidenced by ADRs issued by The Bank of New York, as Depositary, under a Deposit Agreement, dated as of 12 October 1988, as amended and restated as of 26 December 1989, as further amended and restated as of 16 September 1991 and as further amended and restated as of 30 June 1999, between the Company, the Depositary and the holders from time to time of ADRs issued thereunder.

ADS holders are not members of the Company but may instruct The Bank of New York on the exercise of voting rights relative to the number of ordinary shares represented by their ADRs. See “Memorandum and Articles of Association and Applicable English Law – Rights attaching to the Company’s shares – Voting rights” below.

Shareholders at 31 March 2004

Number of		% of total
ordinary shares	Number of	issued
held	accounts	shares

1 – 1,000	461,540	0.21
1,001 – 5,000	117,560	0.37
5,001 – 50,000	34,072	0.67
50,001 – 100,000	1,863	0.19
100,001 – 500,000	1,746	0.58
More than 500,000	2,432	97.98

	619,213	100.00

Geographical analysis of shareholders
At 31 March 2004, approximately 53.25% of the Company’s shares were held in the UK, 28.37% in North America, 14.89% in Europe (excluding the UK) and 3.49% in the Rest of the World.

Memorandum and Articles of Association and Applicable English law

The following description summarises certain provisions of the Company’s Memorandum and Articles of Association and applicable English law. This summary is qualified in its entirety by reference to the Companies Act 1985 of Great Britain (the “Companies Act”), as amended, and the Company’s Memorandum and Articles of Association. Information on where shareholders can obtain copies of the Memorandum and Articles of Association is provided under “Documents on Display”.

All of the Company’s ordinary shares are fully paid. Accordingly, no further contribution of capital may be required by the Company from the holders of such shares.

The Company’s Objects
The Company is a public limited company under the laws of England and Wales. The Company is registered in England & Wales under the name Vodafone Group Public Limited Company, with the registration number 1833679. The Company’s objects are set out in the fourth clause of its Memorandum of Association and cover a wide range of activities, including to carry on the business of a holding company, to carry on business as dealers in, operators, manufacturers, repairers, designers, developers, importers and exporters of electronic, electrical, mechanical and aeronautical equipment of all types as well as to carry on all other businesses necessary to attain the Company’s objectives. The Memorandum of Association grants the Company a broad range of powers to effect its objects.

Directors
The Company’s Articles of Association provide for a board of directors, consisting of not fewer than three directors, who shall manage the business and affairs of the Company.

Under the Company’s Articles of Association, a director cannot vote in respect of any proposal in which the director, or any person connected with the director, has a material interest other than by virtue of the director’s interest in the Company’s shares or other securities. However, this restriction on voting does not apply to resolutions (a) giving the director or a third party any guarantee, security or indemnity in respect of obligations or liabilities incurred at the request of or for the benefit of the Company, (b) giving any guarantee, security or indemnity to the director or a third party in respect of obligations of the Company for which the director has assumed responsibility under an indemnity or guarantee, (c) relating to an offer of securities of the Company in which the director participates as a holder of shares or other securities or in the underwriting of such shares or securities, (d) concerning any other company in which the director

Back to Contents

Annual Report 2004 Vodafone Group Plc
131

(together with any connected person) is a shareholder or an officer or is otherwise interested, provided that the director (together with any connected person) is not interested in 1% or more of any class of the company’s equity share capital or the voting rights available to its shareholders, (e) relating to the arrangement of any employee benefit in which the director will share equally with other employees and (f) relating to any insurance that the Company purchases or renews for its directors or any group of people, including directors.

The directors are empowered to exercise all the powers of the Company to borrow money, subject to the limitation that the aggregate amount of all liabilities and obligations of the Group outstanding at any time shall not exceed an amount equal to 1.5 times the aggregate of the Group’s share capital and reserves calculated in the manner prescribed in the Articles of Association, unless sanctioned by an ordinary resolution of the Company’s shareholders.

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

Finally, and in accordance with best practice in the UK for corporate governance, compensation awarded to executive directors is decided by a remuneration committee consisting exclusively of non-executive directors.

In addition, as required by The Directors’ Remuneration Report Regulations, the Board has, since 2003, prepared a report to shareholders on the directors’ remuneration which complies with the Regulations (see pages 54 to 63). The report is also subject to a shareholder vote.

Rights attaching to the Company’s shares

Dividends rights

Holders of the Company’s ordinary shares may by ordinary resolution declare dividends but may not declare dividends in excess of the amount recommended by the directors. The directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution. Dividends on ordinary shares will be announced in pounds sterling. Holders of ordinary shares with a registered address in a Euro-zone country (defined, for this purpose, as a country that has adopted the Euro as its national currency) will receive their dividends in Euro, exchanged from pounds sterling at a rate fixed by the directors in accordance with the Articles of Association. Dividends for ADS holders represented by ordinary shares held by the Depositary will be paid to the Depositary in US dollars, exchanged from pounds sterling at a rate fixed by the directors in accordance with the Articles of Association, and the Depositary will distribute them to the ADS holders.

If a dividend has not been claimed for one year after the later of the resolution passed at a general meeting declaring that dividend or the resolution of the directors providing for payment of that dividend, the directors may invest the dividend or use it in some other way for the benefit of the Company until the dividend is claimed. If the dividend remains unclaimed for 12 years after the relevant resolution either declaring that dividend or providing for payment of that dividend, it will be forfeited and belong to the Company.

Voting rights

The Company’s Articles of Association provide that voting on Substantive Resolutions (i.e. any resolution which is not a Procedural Resolution) at a general meeting shall be decided on a poll. On a poll, each shareholder who is entitled to vote and is present in person or by proxy has one vote for every share held. Procedural Resolutions (such as a resolution to adjourn a General Meeting or a resolution on the choice of Chairman of a General Meeting) shall be decided on a show of hands, where each shareholder who is present at the meeting has one vote regardless of the number of shares held, unless a poll is demanded. In addition, the Articles of Association allow persons appointed as proxies of shareholders entitled to vote at general meetings to vote on a show of hands, as well as to vote on a poll and attend and speak at general meetings. Holders of the Company’s ordinary shares do not have cumulative voting rights.

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

Record holders of the Company’s ADSs are entitled to attend, speak and vote on a poll or a show of hands at any general meeting of the Company’s shareholders by the Depositary’s appointment of them as corporate representatives with respect to the underlying ordinary shares represented by their ADSs. Alternatively, holders of ADSs are entitled to vote by supplying their voting instructions to the Depositary or its nominee, who will vote the ordinary shares underlying their ADSs in accordance with their instructions.

Liquidation rights

In the event of the liquidation of the Company, after payment of all liabilities and deductions in accordance with English law, the holders of the Company’s 7% cumulative fixed rate shares would be entitled to a sum equal to the capital paid up on such shares, together with certain dividend payments, in priority to holders of the Company’s ordinary shares. The holders of the fixed rate shares do not have any other right to share in the Company’s surplus assets.

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

Disclosure of interests in the Company’s shares
There are no provisions in the Articles whereby persons acquiring, holding or disposing of a certain percentage of the Company’s shares are required to make

Back to Contents

Vodafone Group Plc Annual Report 2004
132

Additional Shareholder Information continued

disclosure of their ownership percentage, although such requirements exist under the Companies Act.

The basic disclosure requirement under Sections 198 to 211 of the Companies Act imposes upon a person interested in the shares of the Company a statutory obligation to provide written notification to the Company, including certain details as set out in the Companies Act, where:

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

A “material interest” means, broadly, any beneficial interest (including those of a spouse or a child or a step-child (under the age of 18), those of a company which is accustomed to act in accordance with the relevant person’s instructions or in which one third or more of the votes are controlled by such person and certain other interests set out in the Companies Act) other than those of an investment manager or an operator of a unit trust/recognised scheme/collective investment scheme/open-ended investment company.

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

The City Code on Takeovers and Mergers also contains strict disclosure requirements on all parties to a takeover with regard to dealings in the securities of an offeror or offeree company and also on their respective associates during the course of an offer period.

General meetings and notices
Annual general meetings are held at such times and place as determined by the directors of the Company. The directors may also, when they think fit, convene an extraordinary general meeting of the Company. Extraordinary general meetings may also be convened on requisition as provided by the Companies Act.

An annual general meeting and an extraordinary general meeting called for the passing of a special resolution need to be called by not less than twenty-one days’ notice in writing and all other extraordinary general meetings by not less than fourteen days’ notice in writing. The directors may determine that persons entitled to receive notices of meetings are those persons entered on the register at the close of business on a day determined by the directors but not later than twenty-one days before the date the relevant notice is sent. The notice may also specify the record date, which shall not be more than forty-eight hours before the time fixed for the meeting.

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

Under the Company’s Articles of Association, the annual general meeting of shareholders must be held within fifteen months of the preceding annual general meeting.

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

Class rights are deemed not to have been varied by the creation or issue of new shares ranking equally with or subsequent to that class of shares in sharing in profits or assets of the Company or by a redemption or repurchase of the shares by the Company.

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

Back to Contents

Annual Report 2004 Vodafone Group Plc
133

Material Contracts
At the date of this Annual Report, the Group is not party to any contracts that are considered material to the Group’s results or operations, except for its $10.4 billion credit facilities which are discussed under “Operating and Financial Review and Prospects – Liquidity and Cash Resources”.

Exchange Controls
There are no UK government laws, decrees or regulations that restrict or affect the export or import of capital, including but not limited to, foreign exchange controls on remittance of dividends on the ordinary shares or on the conduct of the Group’s operations, except as otherwise set out under “Taxation”.

Taxation
As this is a complex area, investors should consult their own tax adviser regarding the US federal, state and local, the UK and other tax consequences of owning and disposing of shares and ADSs in their particular circumstances, and in particular whether they are eligible for the benefits of the Old Treaty and/or the New Treaty.

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

A US holder is a beneficial owner of shares or ADSs that is for US federal income tax purposes:

(i)	a citizen or resident of the United States,

(ii)	a US domestic corporation,

(iii)	an estate the income of which is subject to US federal income tax regardless of its source, or

(iv)	a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and on the tax laws of the United Kingdom, all as currently in effect, as well as on the Double Taxation Convention between the United States and the United Kingdom entered into force in 1980 (the “Old Treaty”) and the Double Taxation Convention between the United States and the United Kingdom that entered into force in March 2003 (the “New Treaty”). These laws are subject to change, possibly on a retroactive basis.

Generally, the New Treaty is effective in respect of taxes withheld at source if an amount is paid or credited on or after 1 May 2003. Other provisions of the New Treaty, however, took effect for UK purposes for individuals on 6 April 2003 (1 April 2003 for UK companies) and took effect for US purposes on 1 January 2004. The rules of the Old Treaty remained applicable until these effective dates. However, a taxpayer may elect to have the Old Treaty apply in its entirety for a period of twelve months after the applicable effective dates of the New Treaty.

This section is further based in part upon the representations of the Depositary and assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

For purposes of the Old Treaty and the New Treaty and the US-UK double taxation convention relating to estate and gift taxes (the “Estate Tax Convention”), and for US federal income tax and UK tax purposes, a holder of ADRs evidencing ADSs will be treated as the owner of the shares in the Company represented by those ADSs. Generally, exchanges of shares for ADRs, and ADRs for shares, will not be subject to US federal income tax or to UK tax, other than stamp duty or stamp duty reserve tax (see the section on these taxes below).

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

Under the Old Treaty, a US holder was entitled to a tax credit from the UK Inland Revenue equal to the amount of the tax credit available to a shareholder resident in the United Kingdom (i.e. one-ninth of the dividend received) but the amount of the dividend plus the amount of the tax credit were then subject to withholding in an amount equal to the amount of the tax credit. A US holder, therefore, did not, in fact, receive any repayment from the UK Inland Revenue in respect of a dividend from the Company, although assuming the US holder was not resident in the United Kingdom for UK tax purposes, there was no further UK tax to pay in respect of that dividend.

Under the New Treaty, a US holder is not entitled to a tax credit from the UK Inland Revenue in the manner described above and dividends received by the US holder from the Company are not subject to any withholding by the United Kingdom under the New Treaty or otherwise.

US Federal Income Taxation
A US holder is subject to US federal income taxation on the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends paid to a non-corporate US holder in tax years beginning after 31 December 2002 and before 1 January 2009 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15%, provided that the holder meets certain holding period requirements. Dividends paid by the Company with respect to the shares or ADSs will generally be qualified dividend income.

A US holder that is eligible and elects for the benefits of the Old Treaty may include in the gross amount of income the UK tax withheld from the dividend payment pursuant to the Old Treaty as described in “UK Taxation”. Subject to certain limitations, the UK tax withheld in accordance with the Old Treaty and effectively paid over to the UK Inland Revenue will be creditable against the US holder’s US federal income tax liability, provided the US holder is eligible for the benefits of the Old Treaty and has properly filed Internal Revenue Form 8833. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

Under the New Treaty, a US holder is not entitled to a UK tax credit payment, but is also not subject to a UK withholding tax. The US holder includes in gross income for US federal income tax purposes only the amount of the dividend actually received from the Company, and the receipt of a dividend does not entitle the US holder to a foreign tax credit.

In either case, dividends must be included in income when the US holder, in the case of shares, or the Depositary, in the case of ADSs, actually or constructively receives the dividend and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US

Back to Contents

Vodafone Group Plc Annual Report 2004
134
Additional Shareholder Information continued

corporations. Dividends will be income from sources outside the United States and will generally be “passive income” or “financial services income”, which is treated separately from other types of income for the purposes of computing any allowable foreign tax credit.

In the case of shares, the amount of the dividend distribution to be included in income will be the US dollar value of the pound sterling payments made, determined at the spot pound sterling/US dollar rate on the date of the dividend distribution, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is to be included in income to the date the payment is converted into US dollars will be treated as ordinary income or loss. Generally, the gain or loss will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Taxation of capital gains
UK taxation
A US holder may be liable for both UK and US tax in respect of a gain on the disposal of the Company’s shares or ADSs if the US holder is:

(i)	a citizen of the United States resident or ordinarily resident for UK tax purposes in the United Kingdom,

(ii)	a US domestic corporation resident in the United Kingdom by reason of being centrally managed and controlled in the United Kingdom, or

(iii)	a citizen of the United States or a corporation that carries on a trade, profession or vocation in the United Kingdom through a branch or agency or, in respect of companies for accounting periods beginning on or after1 January 2003, through a permanent establishment and that has used the shares or ADSs for the purposes of such trade, profession or vocation or has used, held or acquired the shares or ADSs for the purposes of such branch or agency or permanent establishment.

However, subject to applicable limitations and eligibility to the provisions of the Old Treaty, such persons may be entitled to a tax credit against their US federal income tax liability for the amount of UK capital gains tax or UK corporation tax on chargeable gains (as the case may be) which is paid in respect of such gain.

Under the New Treaty, capital gains on dispositions of the shares or ADSs are generally subject to tax only in the country of residence of the relevant holder as determined under both the laws of the United Kingdom and the United States and as required by the terms of the New Treaty. However, individuals who are residents of either the United Kingdom or the United States and who have been residents of the other jurisdiction (the US or the UK, as the case may be) at any time during the six years immediately preceding the relevant disposal of shares or ADSs may be subject to tax with respect to capital gains arising from the dispositions of the shares or ADSs not only in the country of which the holder is resident at the time of the disposition, but also in that other country.

US federal income taxation
A US holder that sells or otherwise disposes of the Company’s shares or ADSs will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realised and the holder’s tax basis, determined in US dollars, in the shares or ADSs. Generally, a capital gain of a non-corporate US holder that is recognised on or after 6 May 2003 and before 1 January 2009 is taxed at a maximum rate of 15%, provided the holder has a holding period of more than one year (previously the maximum rate was 20%). The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of losses is subject to limitations.

Additional tax considerations
UK inheritance tax
An individual who is domiciled in the United States (for the purposes of the Estate Tax Convention) and is not a UK national will not be subject to UK inheritance tax in respect of the Company’s shares or ADSs on the individual’s death or on a transfer of the shares or ADSs during the individual’s lifetime, provided that any applicable US federal gift or estate tax is paid, unless the shares or ADSs are part of the business property of a UK permanent establishment or pertain to a UK fixed base used for the performance of independent personal services. Where the shares or ADSs have been placed in trust by a settlor, they may be subject to UK inheritance tax unless, when the trust was created, the settlor was domiciled in the United States and was not a UK national. Where the shares or ADSs are subject to both UK inheritance tax and to US federal gift or estate tax, the Estate and Gift Tax Convention generally provides a credit against US federal tax liabilities for UK inheritance tax paid.

UK stamp duty and stamp duty reserve tax
Stamp duty will, subject to certain exceptions, be payable on any instrument transferring shares in the Company to the Custodian of the Depositary at the rate of 1.5% on the amount or value of the consideration if on sale or on the value of such shares if not on sale. Stamp duty reserve tax (SDRT), at the rate of 1.5% of the price or value of the shares, could also be payable in these circumstances, and on issue to such a person, but no SDRT will be payable if stamp duty equal to such SDRT liability is paid. In accordance with the terms of the Deposit Agreement, any tax or duty payable on deposits of shares by the Depositary or the Custodian of the Depositary will be charged to the party to whom ADSs are delivered against such deposits.

No stamp duty will be payable on any transfer of ADSs of the Company, provided that the ADSs and any separate instrument of transfer are executed and retained at all times outside the United Kingdom.

A transfer of shares in the Company in registered form will attract ad valorem stamp duty generally at the rate of 0.5% of the purchase price of the shares. There is no charge to ad valorem stamp duty on gifts. On a transfer from nominee to beneficial owner (the nominee having at all times held the shares on behalf of the transferee) under which no beneficial interest passes and which is neither a sale nor in contemplation of a sale, a fixed £5.00 stamp duty will be payable.

SDRT is generally payable on an unconditional agreement to transfer shares in the Company in registered form at 0.5% of the amount or value of the consideration for the transfer, but is repayable if, within six years of the date of the agreement, an instrument transferring the shares is executed or, if the SDRT has not been paid, the liability to pay the tax (but not necessarily interest and penalties) would be cancelled. However, an agreement to transfer the ADSs of the Company will not give rise to SDRT.

Back to Contents

Annual Report 2004 Vodafone Group Plc
135

Contact Details

Registered Office
Vodafone House
The Connection
Newbury
Berkshire RG14 2FN
England

Telephone:	+44 (0) 1635 33251
Fax:	+44 (0) 1635 45713

Group Corporate Affairs
Tim Brown	Group Corporate Affairs Director
Telephone:	+44 (0) 1635 673310
Fax:	+44 (0) 1635 682890

Investor Relations
Melissa Stimpson
Darren Jones
Telephone:	+44 (0) 1635 673310

Media Relations
Bobby Leach
Ben Padovan
Telephone:	+44 (0) 1635 673310

Corporate Social Responsibility
Charlotte Grezo	Director of Corporate Responsibility
Telephone:	+44 (0) 1635 33251
Fax:	+44 (0) 1635 674478
E-mail:	responsibility@vodafone.com
Website:	www.vodafone.com/responsibility

Back to Contents

Vodafone Group Plc Annual Report 2004
136

Form 20-F Cross Reference Guide

Certain of the information in this document that is referenced in the following table is included in the Company’s Annual Report on Form 20-F for 2004 filed with the SEC (the “2004 Form 20-F”). No other information in this document is included in the 2004 Form 20-F or incorporated by reference into any filings by the Company under the US Securities Act of 1933, as amended. Please see “Documents on Display” for information on how to access the 2004 Form 20-F as filed with the SEC. The 2004 Form 20-F has not been approved or disapproved by the SEC nor has the SEC passed judgement upon the adequacy or accuracy of the 2004 Form 20-F.

Item	Form 20-F caption	Location in this document	Page

1	Identity of Directors, Senior Management and Advisers	Not applicable	–

2	Offer Statistics and Expected Timetable	Not applicable	–

3	Key Information
	3A Selected Financial Data	Financial Highlights	2
		Operating and Financial Review and Prospects – Foreign currency translation	24
	3B Capitalisation and indebtedness	Not applicable	–
	3C Reasons for the offer and use of proceeds	Not applicable	–
	3D Risk Factors	Risk Factors and Legal Proceedings – Risk Factors	21

4	Information on the Company
	4A History and Development of the Company	Business Overview – History and Development of the Company	16
	4B Business Overview	Business Overview	7
	4C Organisational Structure	Note 34 “Principal subsidiary undertakings, associated undertakings
		and investments”	111
	4D Property, Plants and Equipment	Business Overview – Licences and network infrastructure	9
		Operating and Financial Review and Prospects – Balance sheet	39
		Corporate Social Responsibility and Environmental Issues – Environmental Issues	65

5	Operating and Financial Review and Prospects
	5A Operating Results	Operating and Financial Review and Prospects – Operating Results	28
	5B Liquidity and Capital Resources	Operating and Financial Review and Prospects – Liquidity and Capital Resources	40
	5C Research and Development, Patents and Licences, etc.	Business Overview – Global Services – Research and Development	12
	5D Trend Information	Operating and Financial Review and Prospects – Trend Information and Outlook	44
	5E Off-balance sheet arrangements	Note 26 “Commitments”	101
		Note 27 “Contingent liabilities”	102
	5F Tabular disclosure of contractual obligations	Operating and Financial Review and Prospects – Liquidity and Capital Resources
		– Contractural Obligations	43
	5G Safe harbor	Cautionary Statement Regarding Forward-Looking Statements	20

6	Directors, Senior Management and Employees
	6A Directors and Senior Management	The Board of Directors and the Group Executive Committee	46
	6B Compensation	Board’ s Report to Shareholders on Directors’ Remuneration	54
	6C Board Practices	Corporate Governance	50
		Board’ s Report to Shareholders on Directors’ Remuneration	54
	6D Employees	Note 31 “Employees”	105
	6E Share Ownership	Board’ s Report to Shareholders on Directors’ Remuneration –
		Directors’ interests in the shares of the Company	60
		Note 22 “Called up share capital”	96

7	Major Shareholders and Related Party Transactions
	7A Major Shareholders	Directors’ Report – Major shareholders	49
	7B Related Party Transactions	Note 35 “Related party transactions”	113
	7C Interests of experts and counsel	Not applicable	–

8	Financial Information
	8A Consolidated Statements and Other Financial Information	Report of Independent Auditors	67
		Consolidated Financial Statements	68
		Risk Factors and Legal Proceedings – Legal Proceedings	22
		Operating and Financial Review and Prospects – Equity Dividends	39
	8B Significant Changes	Note 33 “Subsequent events”	110

9	The Offer and Listing
	9A Offer and listing details	Additional Shareholder Information – Share Price History	129
	9B Plan of distribution	Not applicable	–
	9C Markets	Additional Shareholder Information – Markets	130
	9D Selling shareholders	Not applicable	–
	9E Dilution	Not applicable	–
	9F Expenses of the issue	Not applicable	–

Back to Contents

Annual Report 2004 Vodafone Group Plc
137

Item	Form 20-F caption	Location in this document	Page

10	Additional Information
	10A Share capital	Not applicable	–
	10B Memorandum and articles of association	Additional Information for Shareholders – Memorandum and
		Articles of Association and Applicable English law	130
	10C Material contracts	Additional Information for Shareholders – Material Contracts	133
	10D Exchange controls	Additional Information for Shareholders – Exchange Controls	133
	10E Taxation	Additional Information for Shareholders – Taxation	133
	10F Dividends and paying agents	Not applicable	–
	10G Statement by experts	Not applicable	–
	10H Documents on Display	Additional Information for Shareholders – Documents on Display	132
	10I Subsidiary information	Not applicable	–

11	Quantitative and Qualitative Disclosures About Market Risk	Operating and Financial Review and Prospects – Quantitative and
	About Market Risk	Qualitative Disclosures About Market Risk	44

12	Description of Securities Other than Equity Securities	Not applicable	–

13	Defaults, Dividend Arrearages and Delinquencies	Not applicable	–

14	Material Modifications to the Rights of Security Holders
	and Use of Proceeds	Not applicable	–

15	Controls and Procedures	Corporate Governance	50

16	16A Audit committee financial expert	Corporate Governance – Committees of the Board	51
	16B Code of Ethics	Corporate Governance – Introduction	50
	16C Principal Accountant Fees and Services	Note 5 “Operating loss”	79
	16D Exemptions from the Listing Standards for Audit Committees	Not applicable	–
	16E Purchase of Equity Securities by the Issuer and Affiliated Purchasers	Note 23 “Reserves”	98

17	Financial Statements	Not applicable	–

18	Financial Statements	Consolidated Financial Statements	68

19	Exhibits	Index to Exhibits	–

Back to Contents

Vodafone Group Plc
Vodafone House
The Connection
Newbury
Berkshire
RG14 2FN
England

Registered in England No. 1833679

Tel: +44 (0) 1635 33251
Fax: +44 (0) 1635 45713
www.vodafone.com

Printed in the United Kingdom

Back to Contents

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VODAFONE GROUP PUBLIC LIMITED COMPANY
(Registrant)

/s/ ARUN SARIN
Arun Sarin
Chief Executive

Date: June 9, 2004

Index to Exhibits

1.	Memorandum, as adopted on June 13, 1984 and including all amendments made on July 28, 2000, and Articles of Association, as adopted on June 30, 1999 and including all amendments made on July 25, 2001, of the Company (incorporated by reference to Exhibit 2.1 to the Company’s Amendment No. 3 to the Registration Statement on Form 8-A/A, dated December 5, 2003). (File No. 001-10086).

2.	Indenture, dated as of February 10, 2000, between the Company and Citibank, N.A. as Trustee, including forms of debt securities (incorporated by reference to Exhibit 4(a) of Amendment No. 1 to the Company’s Registration Statement on Form F-3, dated November 24, 2000). (File No. 333-10762).

4.1.	Agreement for US $5,546,666,669 364 day Revolving Credit Facility, dated June 26, 2003 and amended on August 11, 2003, among the Company, ABN Amro Bank N.V.; Banco Bilbao Vizcaya Argentaria S.A.; Bank of America, N.A.; Barclays Bank PLC; Bayerische Hypo-und Vereinsbank AG; Bayerische Landesbank, London Branch; BNP Paribas; Citibank, N.A.; Commerzbank Aktiengesellschaft, London Branch; Credit Agricole Indosuez; Deutsche Bank AG; HSBC Bank plc; HSH Nordbank AG Kiel; ING Bank, N.V.; JPMorgan Chase Bank; Lehman Brothers Bankhaus AG; Lloyds TSB Bank plc; Mizuho Corporate Bank, Ltd.; National Australia Bank Limited ABN 12 004 044 937; Sumitomo Mitsui Banking Corporation Europe Limited; The Bank of Tokyo-Mitsubishi, Ltd.; The Royal Bank of Scotland plc; UBS AG; WestLB AG; Banco Santander Central Hispano, S.A.; Banca Intesa SpA; KBC Bank NV; SANPAOLO IMI BANK IRELAND PLC; Standard Chartered Bank; TD Bank Europe Limited; and The Bank of New York with The Royal Bank of Scotland plc as Agent and US Swingline Agent.

4.2.	Agreement for US$4,853,333,331 3 year Revolving Credit Facility, dated June 26, 2003 and amended on August 11, 2003, among the Company, ABN Amro Bank N.V.; Banco Bilbao Vizcaya Argentaria S.A.; Bank of America, N.A.; Barclays Bank PLC; Bayerische Hypo-und Vereinsbank AG; Bayerische Landesbank; BNP Paribas; Citibank, N.A.; Commerzbank Aktiengesellschaft; Credit Agricole Indosuez; Deutsche Bank AG; HSBC Bank plc; ING Bank, N.V.; JPMorgan Chase Bank; Lehman Brothers Bankhaus AG; Lloyds TSB Bank plc; Mizuho Corporate Bank, Ltd.; National Australia Bank Limited ABN 12 004 044 937; Sumitomo Mitsui Banking Corporation Europe Limited; The Bank of Tokyo-Mitsubishi, Ltd.; The Royal Bank of Scotland plc; UBS AG; WestLB AG; William Street Commitment Corporation; Banco Santander Central Hispano, S.A.; Banca Intesa SpA; KBC Bank NV; SANPAOLO IMI BANK IRELAND PLC; Standard Chartered Bank; TD Bank Europe Limited; and The Bank of New York with The Royal Bank of Scotland plc as Agent and US Swingline Agent.

4.3.	Vodafone Group Long Term Incentive Plan (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.4.	Vodafone Group Short Term Incentive Plan (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.5.	Vodafone Group 1999 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.6.	Vodafone Group 1998 Company Share Option Scheme (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.7.	Vodafone Group 1998 Executive Share Option Scheme (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.8.	Agreement for Services with Lord MacLaurin of Knebworth (included in and incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.9.	Letter of Appointment of Paul Hazen (incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2003).

4.10.	Service Contract of Arun Sarin (incorporated by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2003).

4.11.	Service Contract of Julian Horn-Smith (included in and incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.12.	Service Contract of Peter Bamford (included in and incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.13.	Service Contract of Vittorio Colao (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2002).

4.14.	Service Contract of Thomas Geitner (included in and incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.15.	Service Contract of Kenneth Hydon (included in and incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.16.	Letter of Appointment of Dr. Michael Boskin (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2003).

4.17.	Letter of Appointment of Professor Sir Alec Broers (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2003; at a meeting of the Directors of the Company held on September 16, 2003, the term of office of Professor Sir Alec Broers was extended until December 31, 2006).

4.18.	Letter of Appointment of Dr. John Buchanan (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2003).

4.19.	Letter of Appointment of Penelope Hughes (incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2003; at a meeting of the Directors of the Company held on September 16, 2003, the term of office of Penelope Hughes was extended until August 31, 2007).

4.20.	Letter of Appointment of Sir David Scholey (incorporated by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2003; at a meeting of the Directors of the Company held on September 16, 2003, the term of office of Sir David Scholey was extended until the Annual General Meeting of the Company in 2005).

4.21.	Letter of Appointment of Jürgen Schrempp.

4.22.	Letter of Appointment of Luc Vandevelde.

7.	Unaudited computation of ratio of earnings to fixed charges.

8.	The list of the Company’s subsidiaries is incorporated by reference to note 34 to the Consolidated Financial Statements included in the Annual Report.

12.	Rule 13a – 14(a) Certifications.

13.	Rule 13a – 14(b) Certifications.

15.	Consent of Deloitte & Touche LLP.