Form 20-F
period 2005-03-31
VODAFONE GROUP PUBLIC LTD CO
filed 2005-06-08
CIK 839923

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: March 31, 2005
OR
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
Ordinary Shares of $0.10 each 7% Cumulative Fixed Rate Shares of £1 each	64,566,632,941 50,000

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

Item 17 Item 18

Vodafone Group Plc

Annual Report
For the year ended 31 March 2005

Building our future

Our vision is to be the world’s mobile communications leader enriching our customers’ lives through the unique power of mobile communications

This constitutes the Annual Report on Form 20-F (the “20-F”) of Vodafone Group Plc (the “Company”) in accordance with the requirements of the US Securities and Exchange Commission (the “SEC”) and is dated 8 June 2005. This document contains the information set out within the Company’s Annual Report in accordance with United Kingdom (“UK”) requirements, dated 24 May 2005, as updated or supplemented at the time of filing of the 20-F with the SEC, which may be later amended if necessary. The content of the Group’s website (www.vodafone.com) should not be considered to form part of this 20-F or the Annual Report.

References to the “Group” or “Vodafone” are references to the Company and its subsidiary undertakings and, where the context requires, its interests in joint ventures and associated undertakings.

In the discussion of the Group’s reported financial position and results for the year ended 31 March 2005, information in addition to that contained within the Consolidated Financial Statements is presented on the basis that it provides readers with additional financial information regularly reviewed by management. This information is provided to assist investor assessment of the Group’s performance from period to period. However, the additional information presented is not uniformly defined by all companies in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Definitions of the terms and measures presented are shown on pages 28 and 29.

In presenting and discussing the Group’s reported financial position, operating results and cash flows, certain information is derived from amounts calculated in accordance with UK generally accepted accounting principles (“UK GAAP”), but this information is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation as an alternative to the equivalent GAAP measure. An explanation as to the use of these measures and reconciliations to their nearest equivalent GAAP measure can be found on pages 52 to 54.

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

Vodafone, Vodafone live!, Vodafone Mobile Connect, Vodafone Wireless Office, Vodafone Simply and Vodafone Passport are trademarks of the Vodafone Group. Other product and company names mentioned herein may be the trademarks of their respective owners.

|	1

Back to Contents

Financial Highlights

The selected financial data set out on the following pages is derived from the Consolidated Financial Statements of the Company on pages 77 to 136 and as such should be read in conjunction with them. Certain trends within the financial data presented below have been impacted by business acquisitions and disposals, the most significant of which are described in “Business Overview – History and Development of the Company”. The Consolidated Financial Statements are prepared in accordance with UK GAAP, on the basis set out in note 1 to the Consolidated Financial Statements, which differ in certain significant respects from US GAAP. For further details, see note 36 to the Consolidated Financial Statements, “US GAAP information”. Solely for convenience, amounts represented below in dollars have been translated at $1.8888: £1, the Noon Buying Rate on 31 March 2005.

	At/year ended 31 March
	2005	2005	2004	2003	2002	2001
	$m	£m	£m	£m	£m	£m

Consolidated Profit and Loss Account Data
UK GAAP
Group turnover	64,470	34,133	33,559	30,375	22,845	15,004

Of which in respect of: continuing operations	64,470	34,133	32,741	28,547	21,767	15,004
discontinued operations	–	–	818	1,828	1,078	–

Total Group operating (loss)/profit	(7,765)	(4,111)	(4,230)	(5,451)	(11,834)	(6,989)

Of which in respect of: continuing operations	(7,765)	(4,111)	(4,296)	(5,208)	(11,408)	(6,989)
discontinued operations	–	–	66	(243)	(426)	–

Loss for the financial year	(14,242)	(7,540)	(9,015)	(9,819)	(16,155)	(9,885)
US GAAP
Group turnover	56,424	29,873	27,653	22,416	16,561	11,103
Loss for the financial year(1)(2)	(26,031)	(13,782)	(8,127)	(9,055)	(16,688)	(7,071)

Consolidated Cash Flow Data
Net cash inflow from operating activities	24,012	12,713	12,317	11,142	8,102	4,587
Net cash outflow for capital expenditure and financial investment	(9,006)	(4,768)	(4,267)	(5,359)	(4,441)	(18,988)
Free cash flow (Non-GAAP measure)(3)	14,821	7,847	8,521	5,171	2,365	(13,278)

Consolidated Balance Sheet Data
UK GAAP
Equity shareholders’ funds	187,590	99,317	111,924	128,630	130,540	144,979
Net assets	192,913	102,135	114,931	131,493	133,395	147,400
Total assets	252,922	133,906	147,129	163,239	162,867	172,362
US GAAP
Equity shareholders’ funds	202,564	107,245	125,029	140,436	140,887	155,522
Total assets(4)	348,591	184,557	213,527	234,447	205,997	214,380

Group Turnover Year ended 31 March	Total Group operating loss Year ended 31 March	Net cash inflow from operating activities Year ended 31 March

2	| Highlights

Back to Contents

	At/year ended 31 March
	2005		2005		2004		2003		2002		2001

Earnings Per Share (“EPS”)(5)
Weighted average number of shares (millions)
– Basic and diluted	66,196		66,196		68,096		68,155		67,961		61,439
UK GAAP
Total Group operating loss (per ordinary share)	(11.73	)¢	(6.21	)p	(6.21	)p	(8.00	)p	(17.42	)p	(11.38	)p
Total Group operating loss from continuing operations (per ordinary share)	(11.73	)¢	(6.21	)p	(6.31	)p	(7.64	)p	(16.79	)p	(11.38	)p
Basic and diluted loss per ordinary share	(21.51	)¢	(11.39	)p	(13.24	)p	(14.41	)p	(23.77	)p	(16.09	)p
Basic and diluted loss per ADS	(215.1	)¢	(113.9	)p	(132.4	)p	(144.1	)p	(237.7	)p	(160.9	)p
US GAAP
Basic and diluted loss per ordinary share(1)(2)	(39.32	)¢	(20.82	)p	(11.93	)p	(13.29	)p	(24.56	)p	(11.51	)p
Basic and diluted loss per ADS	(393.2	)¢	(208.2	)p	(119.3	)p	(132.9	)p	(245.6	)p	(115.1	)p

Cash dividends(5)(6)
Amount per ordinary share	7.68	¢	4.07	p	2.0315	p	1.6929	p	1.4721	p	1.4020	p
Amount per ADS	76.8	¢	40.7	p	20.315	p	16.929	p	14.721	p	14.020	p

Other Data
UK GAAP
Ratio of earnings to fixed charges(7)	–		–		–		–		–		–
Deficit	$(7,055	)m	£(3,735	)m	£(3,647	)m	£(4,828	)m	£(11,267	)m	£(6,947	)m
US GAAP
Ratio of earnings to fixed charges(7)	–		–		–		–		–		–
Deficit	$(17,145	)m	£(9,077	)m	£(9,059	)m	£(8,436	)m	£(14,425	)m	£(7,811	)m

Notes:
(1)	2005 net loss includes the cumulative effect of accounting changes related to intangible assets and post employment benefits that increase net loss by £6,372 million or 9.63p per ordinary share. See note 36 of the Consolidated Financial Statements for further details on these changes in accounting policy.
(2)	2002 net loss includes the cumulative effect of accounting change related to derivative financial instruments reducing net loss by £17 million or 0.02p per ordinary share.
(3)	Refer to “Non-GAAP Information” on pages 52 to 54 for a reconciliation of this non-GAAP measure to the most comparable GAAP measure and a discussion of this measure.
(4)	Certain prior year amounts have been reclassified to conform to current year presentation. See note 36 of the Consolidated Financial Statements on page 126 for further details on this change in presentation.
(5)	See note 10 to the Consolidated Financial Statements, “Loss per share”. Earnings per American Depository Share (“ADS”) is calculated by multiplying earnings per ordinary share by ten, the number of ordinary shares per ADS. Dividend per ADS is calculated similarly.
(6)	The final dividend for the year ended 31 March 2005 was proposed by the directors on 24 May 2005.
(7)	For the purposes of calculating these ratios, earnings consist of income on ordinary activities before taxation adjusted for fixed charges, dividend income from associated undertakings, share of profits and losses from associated undertakings and profits and losses on ordinary activities before taxation from discontinued operations. Fixed charges comprise one-third of payments under operating leases, representing the interest element of these payments, interest payable and similar charges and preferred share dividends.

Free cash flow(3) Year ended 31 March	Dividends per share Year ended 31 March	Basic EPS Year ended 31 March

Highlights |	3

Back to Contents

Chairman’s Statement

It is my pleasure to report another year of achievement for your company, with robust increases in customer numbers, mobile revenue and operating cash flow, enabling us to substantially increase returns to shareholders.
Lord MacLaurin of Knebworth, DL Chairman

Executing our strategic goals

Last year we outlined six strategic goals, designed then to ensure the delivery of increased value to our customers and shareholders as we move into a new era in mobile telecommunications. I believe we have made significant progress, particularly with the consumer launch of 3G and the ongoing implementation of our One Vodafone programme.

In November, we announced the full roll-out of our consumer 3G offering across 13 markets. This was an important step in our 3G strategy and followed the success of the Vodafone Mobile Connect 3G/GPRS data card introduced in February last year. The enhancements that 3G brings will enable us to build on the success we have achieved with Vodafone live! since the service started in October 2002. We now have almost 31 million active Vodafone live! users and have a total of 2.4 million 3G devices registered on our networks.

Vodafone live! and Vodafone Mobile Connect are prime examples of how we offer services that are focused on specific customer needs. The most recent examples of this approach have been the launch of Vodafone Simply, which caters for those customers who want an uncomplicated and straight-forward mobile experience, and the simplification of our roaming tariffs with the introduction of Vodafone Travel Promise.

Our ability to launch common services across so many markets at the same time is evidence of how Vodafone is beginning to deliver the advantages of scale and scope and, in particular, shows the benefit of creating central marketing and technology functions last year. We are building on these achievements through our One Vodafone programme to drive further benefits from our global footprint.

Extending our global reach

We have continued to pursue selective opportunities to expand our geographic footprint, with a particular focus on Central and Eastern Europe. In March, we announced that we had entered into conditional agreements with TIW of Canada to acquire 79% of the share capital of MobiFon S.A. in Romania, in which we already have a 20% interest, and 100% of the share capital of Oskar Mobil a.s. in the Czech Republic. Both companies are fast growing mobile operators that will benefit further from the global services and scale benefits that Vodafone can deliver. This transaction completed on 31 May 2005.

In October, the merger of Vodafone Holdings K.K. and Vodafone K.K. in Japan was completed following our successful tender offer to increase our shareholdings in both companies. This clearly demonstrates our long-term commitment to the strategically important mobile market in Japan. The merger has created a simplified company structure which has already contributed towards greater operational effectiveness and financial efficiencies and, although the business is currently not performing as well as we would wish, I am confident that, in time, our investment will prove to be very rewarding.

In December, we signed a Partner Network Agreement with SmarTone in Hong Kong, bringing the number of our Partner Networks to fourteen. SmarTone, now fully rebranded SmarTone-Vodafone, is one of Hong Kong’s leading mobile operators in multimedia services.

4	Strategy

Back to Contents

Responsible behaviour

Mobile telecommunications brings many positive social, environmental and economic benefits, although for some it also brings concerns about possible health effects. Our approach is to continue to support research aligned with the World Health Organisation’s priorities and to provide customers and local communities everywhere we operate with up to date, reliable information in plain language. We are committed to communicating clearly to ensure people have the information they want to make decisions on mobile telecommunications.

For Vodafone, corporate responsibility is about understanding the expectations of our stakeholders and taking appropriate action to meet those expectations. We are, therefore, integrating corporate responsibility into the business and this is reflected in our strategic goals, our values and our Business Principles.

During the year, Vodafone and its operating companies made charitable contributions of £33 million to The Vodafone Group Foundation, local Vodafone Foundations and social projects. To support the humanitarian rescue operation following the Asia Tsunami disaster, Vodafone, its employees and Foundations committed total funds of £2.5 million, including the provision of free calls to and from the affected region as well as employee matched donations in a number of countries. A summary of our corporate responsibility activity in the year is set out later in this report, with full details available in our Corporate Responsibility report, which I believe you will be pleased to read.

Delivering value to shareholders

Your Board believes that with the continuing financial strength of your Company it is possible to increase returns to shareholders through enhanced dividend payments and share purchases. In November, the interim dividend was increased by 100% and the directors are now recommending that the final dividend is also increased by 100%.

We have also continued with our share purchase programme and in the year to 31 March 2005 purchased approximately 3 billion shares at a cost of £4 billion. We shall be seeking shareholder approval at the Annual General Meeting (“AGM”) for the purchase of up to a further £4.5 billion of shares during the current financial year and I look forward to your support.

Effective leadership

As part of a new organisational structure designed to assist in the delivery of the Group’s strategic goals, Sir Julian Horn-Smith was appointed Deputy Chief Executive on 1 January this year. In this role, Sir Julian leads a new function, Global Business Development, which is responsible for delivering Vodafone’s products and services portfolio into the Group’s affiliates and Partner Networks. The Global Business Development team has also assumed responsibility for expanding and consolidating our footprint through our Partner Network programme and any acquisition activities. It was a great pleasure for us all that the Queen awarded Julian a Knighthood in her last birthday honours list. The honour was very much deserved and is appropriate recognition of the outstanding contribution he has made to the success of your Company.

At the conclusion of the AGM to be held in July, our Financial Director, Ken Hydon, will retire. Ken was one of the first directors of your Company and he has done a superb job in helping to guide the Company from its origins to the world leader it is today. His financial discipline and acumen has enabled Vodafone to invest significantly in customers, infrastructure and acquisitions whilst maintaining financial strength and flexibility at all times. He will be missed by his colleagues and we wish him a very happy and well deserved retirement.

Also retiring at the AGM will be Sir David Scholey, a non-executive director since 1998. David’s wise counsel will also be missed and we thank him for his service and contribution to the Board over many years.

We have announced that Andy Halford, who, until the end of December, was Chief Financial Officer at our US affiliate, Verizon Wireless, will succeed Ken Hydon. Andy Halford joined Vodafone in 1999 as Financial Director, Vodafone UK. In 2001 he was given regional responsibility as Financial Director for the UK, Northern Europe, Middle East and Africa before moving to his position with Verizon Wireless in 2002.

On 1 January, I was delighted to welcome Sir John Bond to the Board as a non-executive director. Sir John, who is Group Chairman of HSBC Holdings plc, one of the world’s largest banks, brings with him many years experience and a track record of success in international markets, particularly in Asia and the Americas. His skills will be of great benefit to the Board.

For the first time, all the directors are retiring and seeking re-election this year. This is a responsible step forward as we seek to maintain the highest standards of corporate governance.

It is only with the support and commitment of all employees, at all levels, that we are able to continue the growth of Vodafone. In thanking them all, I look forward to their ongoing contribution to achieving further progress in the current year.

Lord MacLaurin of Knebworth, DL
Chairman

Strategy	|	5

Back to Contents

Chief Executive’s Review

Delivering operating performance

Delighting our customers

Implementing One Vodafone

Increasing shareholder returns

Executing our strategy
Arun Sarin Chief Executive

This has been another successful year for Vodafone. We closed the year with nearly 155 million proportionate customers, having generated £7.8 billion of free cash flow from £12.7 billion of operating cash flow. Cash shareholder returns increased to £6 billion as we doubled the dividend and purchased £4 billion of our shares. We also launched 3G for consumers and firmly established our One Vodafone plan – key drivers for our future growth.

Delivering operational performance

Our results are built on the base of a strong overall Group operational performance that has delivered on all our key targets.

Organic growth of 12% in proportionate customers was driven by particularly strong performances in the year in Germany, Spain and the US. Customer growth has again been the driver for the increase in revenue but, as average customer spend has reduced, this led to growth in Group mobile revenue of 4%, or 5% on an organic basis.

Group revenue increased by 2% to £34.1 billion. Removing the effect of acquisitions and disposals and adverse foreign exchange movements, organic revenue growth was 6%.

Cash flow generation continues to be robust, reflecting the underlying strength of our operations and financial structure. Operating cash flow increased by £0.4 billion to £12.7 billion, driven by higher revenue. Free cash flow for the year was £7.8 billion, compared to £8.5 billion last year that included one-off items amounting to £0.8 billion. This strong cash flow supports our significant increases in shareholder returns this year.

This past financial year we added a further £5.1 billion of fixed assets, primarily in respect of our mobile network infrastructure. This amount is only slightly higher than the prior year, even though we continue to invest significantly in our 3G networks.

Our operating performance in Europe remains robust. In the US, Verizon Wireless has performed exceptionally well, delivering impressive financial performance across all metrics. We have a productive working relationship with our partner, Verizon Communications, and believe that we will continue to benefit from our investment in Verizon Wireless as we go forward.

We face challenges in Japan, where we are half way through a two year plan to turnaround our business. This plan has three main objectives: to improve the attractiveness of 3G handsets and content in that market, to increase the effectiveness of our distribution channels and to improve the coverage of our 3G network.

Japan remains a strategically important mobile market for us and is a significant profit generator for the Group, contributing £0.8 billion of operating profit before goodwill amortisation in the last year. However, the pace of change and advanced state of 3G there requires additional focus to improve our competitive position. Together with our three main objectives, we have strengthened the management team and remain focused on a successful execution of our recovery plan.

As we look forward, we see both greater opportunities and greater challenges. The potential for growth in voice and data is significant. However, penetration levels in many of our markets are now reaching saturation and competition is intensifying through existing network operators and the introduction of many more low cost operators and resellers. Greater choice in the market place is leading to rising customer demands. We are also seeing continued regulatory led termination rate reductions.

In this environment, we see winners and losers. We believe Vodafone is uniquely positioned to succeed through our scale and scope and the customer focus of all our employees. To achieve this success, we are focused on the execution of the six strategic goals that we outlined last year; delighting our customers, leveraging our scale and scope, expanding market boundaries, building the best global team, being a responsible business and providing superior shareholder returns.

Delighting our customers

Focus on customer needs

A core strategic goal is delighting our customers. Vodafone has nearly 155 million proportionate customers around the world, all with the common need to communicate with friends, family and colleagues wherever they are. Within this common need, our customers have different communication requirements. Some may need constant and real time access to their email. Others may want to download music and games. Others just want to talk. However, all of our customers desire simplicity and transparency. Vodafone aims to deliver increasing value to its customers by creating innovative services that meet these different needs, supported by world class customer service.

6	|	Strategy

Back to Contents

Proportionate customers	Turnover	Cash flow

One of the key elements in delighting our customers was the launch in November 2004 of our 3G consumer service, Vodafone live! with 3G. This service fundamentally changes mobile telecommunications for our customers and gives Vodafone a platform to deliver a market leading, differentiated proposition. Most importantly, it represents a significant ongoing growth opportunity for the Group through new and enhanced services, additional network capacity and innovative pricing.

Creating new and enhanced services

Customers have been enjoying Vodafone live! services on 2.5G since its launch in October 2002. With the introduction of 3G, these services are enhanced through greater data speed and capacity, providing a better customer experience. Faster network speed, more network capacity and increasingly sophisticated devices also means many new services can be delivered to the mobile. The result is clearer pictures, more exciting games and better music and sound quality. We now offer 3D games, full track music downloads with CD-like quality in addition to real music and polyphonic ringtones and a wider range of video based services, including video calling and higher quality film, music and entertainment clips. We have also significantly increased the range and depth of content as mobile has become a more attractive channel to content providers.

But 3G is not all about consumer services, as it provides a significant enhancement to business offerings as well. This has been most evident with the Vodafone Mobile Connect data card, which enables business customers to connect to their office systems whilst on the move. Greater speed and capacity means much easier access and use of email and other office applications – our customers can now use their laptops as if they were in the office. We have expanded our push email offerings recently and are also working closely with a number of leading IT industry players to bring historically fixed line internet services to the mobile world.

Capturing more minutes

3G provides significantly more capacity in our networks. This gives us the ability to drive voice minutes that are currently carried on fixed lines onto mobile networks, so called fixed to mobile substitution, and therefore generate additional revenue. To put this opportunity into perspective, approximately two thirds of all voice traffic in Europe today is carried on fixed line networks, offering significant market expansion potential for Vodafone in voice minutes.

Offering innovative pricing

Whilst we can now offer a much richer customer experience, the key to generating additional revenue is to encourage customers to use more services and increase their mobile spending, in an environment where people want simplicity and more value at lower cost.

To deliver on this basic customer need, we plan progressively to introduce price plans that bundle voice and data services together within an attractive value proposition for our customers, whilst at the same time encouraging higher usage. The more cost efficient nature of the new technology also enables us to provide these additional services and revenue without incurring a substantial change in underlying costs, thereby creating value for shareholders.

Customer management

With rising customer expectations and increasing choice, effective customer management is increasingly important. We seek regular feedback on customer satisfaction and brand preference and closely monitor network performance. We also offer a wide range of attractive loyalty schemes so as to maximise customer retention. In highly penetrated markets, customer retention is a critical driver of market and financial success.

Driving revenue growth

We aim to delight our customers through tailoring services to what they really want. We believe the combination of new and enhanced services, greater value offerings and effective customer management will drive revenue growth.

Vodafone live! with 3G delivers an end-to-end customer service through the combined effect of being first to market with the widest and best range of handsets and the most exciting services; providing content from leading providers; offering innovative and value driving pricing; and all of this in a common way across our high quality networks.

But we are doing more than just focusing on 3G; we are expanding our business services, offering an uncomplicated mobile experience through Vodafone Simply and have simplified and increased the value to customers of our roaming tariffs. Our focus on customer needs provides the basis for the future.

Strategy	|	7

Back to Contents

Chief Executive’s Review continued

Implementing One Vodafone

Leverage scale and scope

Another key goal is to deliver fully the benefits of our scale and scope. As the Group has expanded over the past few years, we have been able to achieve some significant scale benefits. For example, as the volumes of network equipment and handsets we have purchased from the same suppliers have increased, we have secured better pricing. We have also harmonised the brand in many of our markets and started offering common products and services. The One Vodafone programme builds on this to further integrate our businesses and create sustainable competitive advantage.

The programme is focused on six major areas of our business, defined as networks, service platforms, IT delivery, terminals, customer management and roaming. We aim to leverage scale and scope through a combination of standardising designs and processes, reducing duplication, centralising certain functions and sharing best practice. The effect will be to improve our time to market with new offerings, create a consistent customer experience across our networks and enable us to achieve a strategic, lowest cost position.

During the year to March 2005, we have established objectives, plans and the supporting organisation to deliver on our programme. Whilst we are in the early stages, some initiatives are more advanced than others.

We are establishing an integrated network planning process to harmonise network specifications across our operations and we have significantly reduced the duplication of research projects across the Group. We have also created operational hosting centres in Germany and Italy for the delivery of common services and our European operations will be migrating to these centres over the next 18 months.

In May 2005, we announced our new roaming proposition that will be available across 14 markets, leveraging our unrivalled footprint. This is a significant step in reducing roaming complexity for our customers. It offers simple pricing that is transparent to customers so that they will know exactly what their charges will be when abroad. The basic principle is that, where available, a customer’s home tariff will apply abroad, with the same call set-up fee being charged for each call made.

The consumer launch of 3G saw us begin to offer converged, global handsets as we introduced ten common handsets across our markets and we will develop this portfolio going forward whilst still catering for specific local market needs.

IT delivery is one of the most complex areas as we aim to consolidate our business-critical billing and customer support systems and will take place over a longer time frame than the other initiatives. This will simplify our systems and lead to a lower cost structure in the future.

For the year ahead, our focus will be on implementing our plans and beginning to deliver improvements. The net benefit to us in the short term will be limited as we will incur costs in centralising certain activities. The first substantial benefits are expected in the year to March 2007, with the programme fully up and running in the year to March 2008.

Financial targets

The One Vodafone programme is targeted to deliver £2.5 billion of incremental pre-tax operating free cash flow improvements in the year ending March 2008. This is an annual benefit and is made up of cost savings of £1.4 billion and revenue enhancements of £1.1 billion.

We expect that, in the year to March 2008, combined mobile operating and capital expenditures will be broadly similar, in absolute terms, to the year to March 2004, even after four years of projected revenue growth and assuming no significant changes in foreign exchange rates and after adjusting for acquisitions and disposals.

Our revenue targets are equivalent to at least 1% additional revenue market share in the year to March 2008 compared to the year to March 2005. We will measure this in our five major controlled markets compared to our principal established competitors.

Build the best global Vodafone team

With effect from the beginning of 2005, we restructured the business to create a flatter organisational structure that is better positioned to respond to the rising expectations of our customers and to deliver on 3G and One Vodafone.

The previous regional structure has been simplified so that major countries and business areas report directly to me. This new structure focuses more attention on customers in Vodafone’s local markets, enhances our ability to deliver seamless services and speeds up execution.

8	| Strategy

Back to Contents

Increasing shareholder returns

Overall, the business is performing well. We are generating strong cash flows and, through our focus on customers and leveraging our scale and scope, we continue to see strong growth prospects for the business.

These factors have enabled us to deliver a substantial increase in shareholder returns in the year. At our interim results we doubled the dividend and indicated we would do the same for the final dividend, which we have now proposed for approval at the AGM. In addition to increasing the dividend, we re-purchased £4 billion of our shares in the year to March 2005. The result was an increase in cash returns to shareholders compared to the previous year from £2.3 billion to £6 billion.

Through our shareholder returns policy, we wish to continue to provide shareholders with a mix of dividends and share purchases, whilst retaining flexibility within our debt capacity to pursue selective acquisition opportunities should they arise. Given our strong financial position, we see no need for the business to reduce absolute levels of debt in the future.

Having increased the dividend by 100% in the year, we currently expect future increases in dividends to be in line with underlying growth in earnings. We also intend to continue to purchase shares on an ongoing basis, although this is subject to gaining shareholder approval each year. For the year to March 2006, we are targeting another £4.5 billion of share purchases. Given our expectations for cash generation in the year ahead, we would expect shareholder returns to represent a pay out ratio of approximately 100%.

Expanding market boundaries

The acquisition of TIW’s mobile interests in Romania and the Czech Republic, which completed on 31 May 2005, is very much in line with our acquisition strategy, focusing on selected opportunities, primarily in Central and Eastern Europe. These businesses are fast growing and we believe they will benefit fully from the global services and scale benefits that our Group can deliver. Retaining financial flexibility to pursue these incremental opportunities enables us to act quickly and decisively when the ability to enhance shareholder value arises.

Executing our strategy

We have made excellent progress in executing against our strategic goals in the year but there is still much to do. We have restructured the business to more closely align ourselves to these goals and have outstanding and passionate leaders and people in the organisation to deliver them. Our commitment to deliver on our goals is underlined by our values, which state that everything we do is driven by our passion for customers, our people, results and the world around us.

Outlook

For the year ahead, we see continued good growth in mobile revenue. We expect to add approximately a further £5 billion of fixed assets as we continue to expand our 3G networks. Free cash flow is anticipated to be in the £6.5 billion to £7 billion range, with a lower level of dividends expected from Verizon Wireless combined with higher cash expenditure on taxation and fixed assets offsetting growth in operating cash flow.

This year Vodafone has taken important steps to deliver ongoing growth and increased shareholder returns. The future for mobile telecommunications is both challenging and exciting. We face increasing competition and differing regulatory environments but the opportunities for us remain significant. We are in a unique position and, through our launch of 3G and the establishment of One Vodafone, we are creating platforms to deliver differentiated services to the benefit of both our customers and shareholders.

Arun Sarin
Chief Executive

Cash returns to shareholders	Executing our strategic goals

Strategy |	9

Back to Contents

Business Overview

Overview

Vodafone Group Plc is the world’s leading mobile telecommunications company, with a significant presence in Europe, the United States and the Asia Pacific region through the Company’s subsidiary undertakings, associated undertakings and investments. The Group also has arrangements to market certain of its services in additional territories, through “Partner Networks”, without the need for equity investment. The Group provides a wide range of mobile telecommunications services, including voice and data telecommunications. The Group also has a controlling interest in a non-mobile telecommunications business in Germany.

The Company’s ordinary shares are listed on the London Stock Exchange and the Company’s ADSs are listed on the New York Stock Exchange (“NYSE”). The Company had a total market capitalisation of approximately £94 billion at 23 May 2005, making it the third largest company in the Financial Times Stock Exchange 100 index, or FTSE 100, and the eleventh largest company in the world based on market capitalisation at that date.

Mobile Telecommunications

Business strategy

Vodafone is at the centre of three enormously valuable markets – telecommunications, infotainment and IT productivity. The Vodafone strategy is to mobilise these markets and, through this process, grow voice and data service revenue. In doing this, Vodafone is particularly seeking to leverage third generation (“3G”) mobile technology to develop new, enhanced service offerings for consumers and business customers.

The Group’s strategic roadmap identifies six key goals:

•	delight our customers;
•	build the best global Vodafone team;
•	leverage our global scale and scope;
•	expand our market boundaries;
•	be a responsible business; and,
•	provide superior returns to shareholders.

Vodafone has built a global footprint of mobile operations and is leveraging this global presence to provide cost and time to market advantages. The One Vodafone programme is designed to leverage this scale by enabling solutions to be designed once and deployed multiple times. Vodafone’s marketing proposition roadmap delivers an increasingly seamless and unique range of services to targeted customer segments on a multi-market basis, combining the benefits of global scale and scope with the advantages of local market understanding and responsiveness.

Underpinning all aspects of Vodafone’s strategy is a focus on the unique power of mobility. With nearly 155 million proportionate mobile customers at the end of the financial year, and using the benefits of early experience in commercialising the next generation of wireless access technologies, Vodafone is well positioned to continue to lead in mobile service provision in developed and emerging markets.

Local operations

At 31 March 2005, the Company had equity interests in 26 countries, through its subsidiary undertakings, associated undertakings and investments. Partner Network arrangements extend to a further 14 countries.

At 31 March 2005, based on the registered customers of mobile telecommunications ventures in which it had ownership interests at that date, the Group had approximately 154.8 million customers, calculated on a proportionate basis in accordance with the Group’s percentage interest in these ventures, and 431.8 million registered venture customers. The table on the next page sets out a summary of the Company’s worldwide mobile operations at 31 March 2005 and venture customer growth in the year then ended (the “2005 financial year”).

Competition

The Group faces a high degree of competition in each of its geographic markets. It is subject to indirect competition from providers of other telecommunications services in the domestic markets in which it operates in addition to direct competition from existing network operators of mobile telecommunications services and mobile virtual network operators (“MVNOs”) who do not operate a mobile telecommunications network. Competitive pressures have led to reductions in tariffs and continued focus on customer acquisition and retention initiatives, both of which have assisted the management of the level of customer churn.

The Group expects that competition will continue from existing operators as well as from a number of new market entrants, including those arising following the award of new 3G licences and MVNOs. The scope of this increased competition, and the impact on the results of operations, is discussed further in “Risk Factors and Legal Proceedings”.

A summary of the Group’s network operator competitors in its markets at 31 March 2005 is also provided in the following table.

10	| Business

Back to Contents

Back to Business Overview Contents

Summary of Group mobile telecommunications businesses at 31 March 2005

							Registered
			Venture		Venture		proportionate
	Percentage		customers	(3)	customer		customers	Registered		Names of competitor
Country by region(1)	ownership	(2)	(’000)		growth (%)	(4)	(’000)	prepaid (%)	(5)	network operators(6)

Germany	100.0		27,223		9		27,223	52		E-Plus, O2 , T-Mobile
Italy	76.8		22,502		6		17,280	92		TIM, Wind, 3
UK	100.0		15,324		9		15,324	61		Orange, O2, T-Mobile, 3

Other EMEA
Spain	100.0		11,472		18		11,472	53		Amena, Telefónica Móviles
Albania	99.9		649		23		648	97		AMC
Egypt	50.1		4,136		44		2,072	85		MobiNil
Greece	99.8		4,004		9		3,996	66		Cosmote, Q-Telecom, TIM
Hungary	100.0		1,735		21		1,735	76		Pannon GSM, T-Mobile
Ireland	100.0		1,952		5		1,952	72		Meteor, O2, 3
Malta	100.0		167		4		167	90		Go Mobile
Netherlands	99.9		3,793		11		3,789	56		KPN Mobile, Orange, T-Mobile, Telfort
Portugal	100.0		3,586		10		3,586	78		Optimus, TMN
Sweden	100.0		1,541		7		1,541	38		SpringMobil, Tele2, Telia, 3
Belgium	25.0		4,293		(1)		1,073	60		BASE (KPN), Mobistar (Orange)
Kenya	35.0		2,513		64		879	98		Kencell(12)
France(7)	43.9		15,969		11		7,011	45		Bouygues, Orange
Poland	19.6		7,360		28		1,443	53		Centertel, ERA
Romania	20.1		5,023		37		1,010	65		Orange, Cosmorom, Zapp
South Africa(8)	35.0		15,482		59		5,087	87		Cell C, MTN
Switzerland	25.0		3,971		3		993	36		Orange, Sunrise, Tele2

TOTAL			87,646		22		48,454	64

Americas
United States(9)	44.4		45,452		17		20,173	5		National operators(10):
										Cingular Wireless,
										Nextel(11), Sprint PCS (11), T-Mobile

Asia Pacific
Japan	97.7		15,041		1		14,692	11		au, NTT DoCoMo, Tu-ka
Australia	100.0		2,731		10		2,731	69		Optus, Orange, Telstra, 3
New Zealand	100.0		1,891		18		1,891	78		Telecom, TelstraClear
Fiji	49.0		155		36		76	93		–
China(13)	3.3		213,874		42		6,994	72		China Netcom, China Telecom, China Unicom

TOTAL			233,692		38		26,384	68

GROUP TOTAL			431,839		27		154,838	61

Notes:
(1)	All controlled networks operate under the Vodafone brand. Networks in which the Company does not have a controlling interest operate under the following brands: Belgium – Proximus; France – SFR; Poland – Plus GSM; Switzerland – Swisscom Mobile; Romania – Connex; United States – Verizon Wireless; Fiji – Vodafone; China – China Mobile; South Africa – Vodacom; Kenya – Safaricom.
(2)	All ownership percentages are stated as at 31 March 2005 and exclude options, warrants or other rights or obligations of the Group to increase or decrease ownership in any venture as detailed in “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Option agreements” and also exclude the acquisition of controlling stakes in MobiFon and Oskar as detailed in “Business Overview – History and Development of the Company”. Ownership interests have been rounded to the nearest tenth of one percent.
(3)	See page 28 for a definition of a customer.
(4)	Venture customer growth is for the twelve month period to 31 March 2005.
(5)	Prepaid customer percentages are calculated on a venture basis.
(6)	Table excludes MVNOs and other competitors who do not operate a mobile telecommunications network.
(7)	At 31 March 2005, the Group’s associate in France had subsidiaries in La Réunion and La Mayotte. Customers in these subsidiaries have been included in the Group’s customer figures since September 2004. Hence, customer growth in the financial year includes 515,000 venture customers which had previously been excluded from the Group’s customer base. At 31 March 2005, the Group’s proportionate customers included 226,000 customers in respect of these subsidiaries.
(8)	At 31 March 2005, the Group’s associate in South Africa had subsidiaries in the Democratic Republic of the Congo, Lesotho, Mozambique and Tanzania. Customers in these subsidiaries have been included in the Group’s customer figures since September 2004. Hence, customer growth in the financial year includes 2,645,000 venture customers which had previously been excluded from the Group’s customer base. At 31 March 2005, the Group’s proportionate customers included 594,000 customers in respect of these subsidiaries.
(9)	The Group’s ownership interest in Verizon Wireless is 45.0%. However, the Group’s proportionate customer base has been adjusted for Verizon Wireless’s proportionate ownership of its customer base across all its network interests of approximately 98.6% at 31 March 2005. In the absence of acquired interests, this proportionate ownership will vary slightly from period to period depending on the underlying mix of net additions across each of these networks.
(10)	This is not a full list of US network operators. In the United States, in addition to the national operators shown, there are several regional and numerous local operators.
(11)	On 15 December 2004, Sprint PCS and Nextel announced their intention to merge. This merger is subject to US regulatory approval.
(12)	The Kenyan Government has awarded a third licence but the operator had not commenced service at 24 May 2005.
(13)	Customer growth in the financial year in China includes 26,831,000 venture customers from the acquisition of Chinese provincial network operators in the year.

Business |	11

Back to Contents

Back to Business Overview Contents

Business Overview continued

Licences and network infrastructure

Licences

The Group is dependent on the licences it holds to operate mobile telecommunications services. Further detail on the issue and regulation of licences can be found in “Regulation”. The table below summarises the significant licences held by the Group’s subsidiary companies and details of their related network infrastructure:

Country by region	Licence type		Licence expiry date		Network type	Date of commencement of commercial service

Germany	2G		December 2009		GSM/GPRS	June 1992
	3G		December 2020		W-CDMA	February 2004

Italy	2G		January 2015		GSM/GPRS	December 1995
	3G		December 2021		W-CDMA	February 2004

UK	2G		See note	(1)	GSM/GPRS	December 1991
	3G		December 2021		W-CDMA	February 2004

Other EMEA
Spain	2G		July 2023	(2)	GSM/GPRS	October 1995
	3G		April 2020		W-CDMA	February 2004
Albania	2G		June 2016		GSM	August 2001
Egypt	2G		May 2013		GSM/GPRS	November 1998
Greece	2G		September 2012		GSM/GPRS	July 1993
	3G		August 2021		W-CDMA	July 2004
Hungary	2G		July 2014	(3)	GSM/GPRS	November 1999
	3G		December 2019		W-CDMA	–
Ireland	2G		December 2014		GSM/GPRS	March 1993
	3G		October 2022		W-CDMA	May 2003
Malta	2G	(4)	September 2010		GSM/GPRS	July 1997
Netherlands	2G		February 2013	(2)	GSM/GPRS	September 1995
	3G		December 2016		W-CDMA	February 2004
Portugal	2G		October 2006		GSM/GPRS	October 1992
	3G		January 2016		W-CDMA	February 2004
Sweden	2G		December 2010	(2)	GSM/GPRS	September 1995
	3G		March 2015		W-CDMA	February 2004

Asia Pacific
Japan	2G		See note	(5)	PDC	April 1994
	3G		See note	(5)	W-CDMA	December 2002
Australia	2G		June 2017	(6)	GSM/GPRS	September 1993
	3G		October 2017		W-CDMA	–
New Zealand	2G		March 2021		GSM/GPRS	October 2001
	3G		March 2021		W-CDMA	–

Notes:
(1)	Indefinite licence with a one-year notice of revocation.
(2)	Date relates to 1800MHz spectrum licence. Vodafone Netherlands, Vodafone Spain and Vodafone Sweden also have separate 900MHz spectrum licences which expire in March 2010, March 2010 and December 2010, respectively.
(3)	There is an option to extend this licence for seven years.
(4)	Also refers to 3G services.
(5)	Licences are issued for a five year term with a presumption of renewal where there is a continuing commercial need for spectrum.
(6)	Date refers to 900MHz spectrum licence. Various licences are held for 1800MHz licences, which are issued by specific regional regulators. The earliest expires in June 2013 and the latest in March 2015.

Mobile network infrastructure

Network infrastructure is fundamental to the Group being able to provide mobile services. The mobile network enables the Group’s customers to place and receive voice calls and allows the Group to provide other services, such as text messaging.

When a voice call or data transmission is made on a mobile device, voice or data is sent from the device and transmitted by low powered radio signals to the nearest base station, which in turn is connected to the Group’s network. Each base station provides coverage over a given geographic area, often referred to as a cell. Cells can be as small as an individual building or as large as 20 miles across. Each cell is equipped with its own radio transmitter and receiver antenna. This network of cells provides, within certain limitations, coverage over the service area. When a customer using a mobile device approaches the boundary of one cell, the mobile network senses that the signal is becoming weak and automatically hands over the call to the transmission unit in the next cell into which the device is moving.

If the voice call or data transmission is intended for delivery to another device which is not on the Vodafone network, the information is delivered through a public or private fixed line telephone network or the Internet.

In a 2G network, each cell contains a base station using a number of radio frequencies or channels. A group of base stations is connected to a base station controller, which in turn is connected to a mobile switching centre and then via a gateway support node for access to a fixed line network or the Internet.

In a 3G network, voice or data traffic is passed through a Node B, being similar to a base station in a 2G network, to a radio network controller which is then connected to a mobile switching centre, similar to a 2G network.

Base stations and Node Bs form a core element of a mobile network and an insufficient number of base stations can result in loss of service for customers. In addition, the correct deployment of the right base stations is instrumental in achieving the network quality and coverage that are crucial to customer satisfaction.

2G

Vodafone operates 2G networks in all its mobile operating subsidiaries, principally through Global System for Mobile Communications (“GSM”) networks, offering customers services such as voice, text messaging (“SMS”) and basic data services. In addition, the majority of the Group’s controlled networks operate General Packet Radio Service (“GPRS”), often referred to as 2.5G. GPRS allows mobile devices to be used for sending and receiving data over an Internet Protocol based network, enabling wireless access to data networks like the Internet. The 2G PDC network in Japan, although based on a different standard, provides similar features to the Group’s GPRS networks.

The GPRS data service offering includes Internet and e-mail access allowing the customer to be always connected at download speeds slightly below a dial-up modem. Vodafone also offers a great variety of services on its Vodafone live! portal, such as picture and video messaging, download of ringtones, news and many other services.

3G

Vodafone’s 3G networks, operating the wideband code division multiple access (“W-CDMA”) standard, provide customers with mobile broadband data access, allowing data download speeds of up to 384 kilobits per second, which is up to seven times faster than a dial-up modem. Vodafone has expanded its service offering on 3G networks with high speed Internet and e-mail access, video telephony, full track music downloads, mobile TV and other data services in addition to existing voice and data services.

The Group has secured 3G licences in all jurisdictions in which it operates through its subsidiary undertakings and in which such licences have been awarded to date. Vodafone expects to participate in additional 3G licence allocation procedures in other

12	| Business

Back to Contents

Back to Business Overview Contents

jurisdictions in which it operates. No assurances can be given that the Group will be successful in obtaining any 3G licences for which it intends to apply or bid.

Rollout of the 3G network infrastructure has continued throughout the 2005 financial year, with total tangible capital expenditure amounting to approximately £5.1 billion during the financial year, including approximately £1.6 billion incremental expenditure on 3G network infrastructure. The 3G network rollout is focused to deliver high quality indoor coverage to enable the delivery of the new 3G services.

Wireless local area networks (“W-LAN”)

The Group’s subsidiary companies in Greece, Hungary, Malta, the Netherlands and the UK introduced public access W-LAN services during 2004, bringing the total to nine subsidiaries in addition to several affiliates and Partner Networks which provide this offering. The Group is integrating public access W-LAN services into its Vodafone Mobile Connect family of data devices, software and services in a comprehensive mobile data offering. Roaming services are being introduced among several of the Group companies giving customers access to thousands of W-LAN hotspots at home and abroad.

Other initiatives

On 14 February 2005, Vodafone commenced field tests of the High Speed Downlink Packet Access (“HSDPA”) technology in Japan. HSDPA enables data transmission speeds of up to two megabits (“Mbps”) per second, although 14.4 Mbps can theoretically be achieved, which will provide customers with faster access speeds than experienced on existing 3G networks.

Global Services

One Vodafone

The One Vodafone initiatives are targeted at achieving £2.5 billion of annual pre-tax operating free cash flow improvements in the Group’s controlled mobile businesses by the year ending 31 March 2008. The Group also expects mobile capital expenditure in the 2008 financial year to be 10% of mobile revenue as a result of the initiaitives. These targets, and the analysis below, have been prepared on the basis of UK GAAP.

Cost initiatives are anticipated to generate improvements of £1.4 billion, with a further £1.1 billion from revenue initiatives. Of the £1.4 billion of cost savings, £1.1 billion relates to savings in operating expenses, being payroll and other operating expenses, and tangible fixed asset additions. The remaining cost saving, of £0.3 billion, relates to handset procurement activities. The Group expects that, in the 2008 financial year, the combined mobile operating expenses and tangible fixed asset additions will be broadly similar to those for the year ended 31 March 2004, assuming no significant changes in exchange rates and after adjusting for acquisitions and disposals.

Revenue enhancement initiatives are expected to deliver benefits equivalent to at least 1% additional revenue market share for the Group’s controlled mobile businesses in the 2008 financial year compared to the 2005 financial year. The Group will measure the revenue benefits in its five principal controlled markets compared to its established competitors. Incremental pre-tax operating free cash flow of £1.1 billion per annum is anticipated from these benefits, with the majority expected to be derived from enhanced handset offerings in addition to improved customer management and roaming.

The objective for the 2005 financial year has been to establish the internal structure, organisation and detailed plans for each area to deliver the One Vodafone targets. In doing this, the programme focused on the following six key initiatives:

•	The Group’s aim for the network and supply chain management initiative is to exploit the benefits of the Group’s scale beyond the current centralised supply chain. Harmonisation of network design and planning along with standardisation of network equipment specifications across suppliers is expected to reduce maintenance costs and increase purchasing options. Sharing of best practice across operating companies has already led to cost savings from the replacement of leased lines with owned fixed optical fibre capacity and microwave links.

•	The service delivery platform initiative is aimed at consolidating European development and operations. Hosting centres in Germany and Italy are already operational and the Group’s European mobile operating subsidiaries are expected to begin migrating their service delivery platforms over the next 18 months.Development activities are to be consolidated into Germany, Italy, the UK and the US.

•	The Group has focused its plans for information technology delivery on the development of a roadmap towards the consolidation of billing and customer relationship management systems. This is expected to be a longer term project and is expected to deliver benefits over a number of years. A key theme is the identification of best practice and implementing this across existing systems.

•	The development of an end-to-end terminals delivery process from initial design to delivery to customer, incorporating benefits from greater volumes of customised handsets, is intended to reduce time to market, through consolidation of platforms and streamlined testing programmes and to generate cost savings. These savings are expected to arise primarily from standardised handsets and accessories, through better management of volumes across Europe and efficiencies in logistics. The availability of a common portfolio of 3G handsets following the launch of Vodafone live! with 3G in November 2004 is an early example of success.

•	The customer management initiative aims to implement consistent segment and value based customer management across the Group to improve customer retention and satisfaction and, therefore, reduce churn.

•	Finally, providing Vodafone’s customers with better value when they travel aboard, as well as generating the best value inter-operator tariffs for the Group, are the key goals of the roaming initiative. The Group also expects to centralise certain support activities for roaming. The announcement of the launch of the Vodafone Travel Promise, outlined in “Global Services – Products and services – Roaming Services”, in May 2005 is a key step in delivering better value for our customers when travelling abroad.

The objective for the 2006 financial year is to begin implementation of these plans and deliver benefits in each area, although some initiatives will be more advanced than others. Significant benefits are expected in the 2007 financial year, with the full targets expected to be met in the 2008 financial year.

Products and Services

Voice Services

Revenue from voice services makes up the largest portion of the Group’s turnover and the Group is undertaking a wide range of activities to encourage growth in the usage of these services. In increasingly competitive local markets where value for money is an important consideration, improving use of existing products and developing a range of new offerings for customers has helped the Group to continue to grow its total voice revenue.

Pricing is an important factor for customers choosing a mobile phone network and is also important in encouraging usage of services whilst maximising revenue and margins. Two main pricing models exist in the mobile market – contract and prepaid. Contract customers are usually governed by a written contract and credit facilities are granted to them to enable access to mobile network services. In most cases contracts have a term of 12 to 24 months with monthly payments for services and, in many of the Group’s mobile operating subsidiaries, the option of purchasing a subsidised handset. A prepaid customer pays in advance in order to gain access to voice and other services. The take-up of these models in the markets in which the Group operates varies significantly, from Japan and the US, where the vast majority of customers are on contract plans, to Italy, where the market is predominantly prepaid.

Business |	13

Back to Contents

Back to Business Overview Contents

Business Overview continued

The Group has simplified tariff structures in a number of the Group’s mobile operating subsidiaries. In some cases, these new price structures include large minute bundles that allow customers to talk more freely.

During the year, the Group has continued to build its business voice offerings; for example, the Vodafone Wireless Office proposition – a solution reducing the need for fixed line phones – has been enhanced with an increased handset range, superior call management software and availability across a broader geography.

The Group continues to invest in providing enhanced network coverage for services in response to Group-wide customer feedback. In parallel, the Group is improving network service quality to ensure that customers can use their mobile phone whenever and wherever they want.

In May 2005, the Group announced the launch of Vodafone Simply, a new service designed to provide an easy to use mobile solution for customers who want to use basic voice and text services with minimum complexity to keep in touch with family and friends.

Social Products

Work continued this year on making mobile services more accessible to people with special communication needs. This includes a product that converts text to speech, known in English speaking markets as Vodafone Speaking Phone, which is now available in six markets. This gives users who are blind or visually impaired access to all handset features, including text messaging.

Non-voice Services

Messaging Services

All of the Group’s mobile operating subsidiaries offer a short message service, which allows customers to send and receive text messages using mobile handsets and various other devices. The multimedia messaging services (“MMS”), which offer customers the ability to send and receive multiple media, such as pictures, music, sound, video and text, to other compatible phones, are also available in all Group mobile operating subsidiaries, with the exception of Albania.

Vodafone live!

Vodafone live!, the Group’s integrated communications and multimedia proposition, initially launched in October 2002, has continued to grow strongly. The proposition, targeted primarily at the young adult (“young active fun”) segment, has been launched in six new markets since 31 March 2004, bringing the total number of countries now offering Vodafone live! to 22. New markets added in the 2005 financial year include Malta, Austria, Belgium, Croatia and Slovenia. There were 30.9 million Vodafone live! active devices, including 12.8 million in Japan, on controlled networks at 31 March 2005, with an additional 3.2 million devices connected in the Group’s associated companies.

Vodafone has continued to develop its Vodafone live! proposition by offering a new range of services, content, handsets and tariffs. The design of the Vodafone live! portal, through which customers can access a range of online services – games, ringtones, news, sports and information – has been enhanced and an improved search function has made it easier for customers to find and purchase content.

The important ringtones market has continued to develop with mass market adoption of ‘real-tones’ where customers are able to purchase samples of real music recordings as ringtones from artists signed to labels including EMI, Sony BMG Music Entertainment, Universal Mobile and Warner Music.

Tariff structures have been updated, with a range of messaging and content based bundles now available to customers. These have delivered improved customer value, particularly when offered in conjunction with a handset purchase. In addition, browsing charges for accessing the mobile Internet have been simplified, making it more attractive for customers to browse the web using their mobile phones.

Over 23 new 2.5G phones have been added to the Vodafone live! portfolio in the 2005 financial year, with an increased emphasis on exclusive and customised devices. The new handsets added have offered improved imaging capability across the range, better connectivity, with a significant proportion of devices now offering ‘Bluetooth’ (a wireless link function), and increased memory card storage to enable customers to save content on their devices.

Throughout the 2005 financial year, Vodafone has continued to develop standards in the areas of terminals, platforms, games, digital rights management and MMS. These initiatives are expected to lead to increased speed to market and better services for customers.

Vodafone live! with 3G

In November 2004, the Group launched Vodafone live! with 3G across 13 markets with an initial portfolio of 10 devices. By 31 March 2005, there were 2.1 million devices on controlled networks capable of accessing the Vodafone live! with 3G portal.

3G has enhanced the mobile experience with up to a ten-fold increase in portal and content download speeds over GPRS, giving Vodafone live! customers access to a unique range of high quality content and communication services. Vodafone live! with 3G customers can now experience news broadcasts, sports highlights, music videos, movie trailers and a host of other video content at a quality approaching that of digital television. With the signing of an exclusive deal with Twentieth Century Fox, Vodafone customers were also the first to experience a new generation of made-for-mobile TV and film content, so called “mobisodes”. Several markets have already launched TV broadcast services and these will be developed further in the coming year. The wide bandwidth of 3G supports access to sophisticated 3D games and Vodafone has introduced a range of branded titles.

The 3G service also supports full track music downloads which allow customers to use their phone to listen to music, choosing from a range that currently includes over 500,000 music tracks. Vodafone has secured music from some of the world’s greatest artists through agreements with Sony BMG Music Entertainment and for music from the catalogues of EMI and Warner Music. Using the 3G service, customers can also download live performance videos and stream clips direct to their mobiles through Vodafone’s agreement with MTV.

Clear and simple pricing, including free/flat rate browsing, service bundles and trial promotions have also been introduced in the majority of markets offering Vodafone live! with 3G. In addition, significant focus has been given to customer service with dedicated 3G experts available in retail stores and call centres. This year has also seen the launch in several markets of video call centres where customers can learn how to use the new video telephony service.

Content Standards

Vodafone has recognised the need to provide leadership in content standards development to protect customers from inappropriate content, contact and commercialism. Specific emphasis is placed on protecting younger mobile phone users. Vodafone is also proactive on a number of content standards issues, including video and audio adult content, and continues to encourage pan-industry collaboration and self regulation for mobile operators.

In July 2004, Vodafone launched the world’s first mobile age-based content control and Internet filtering solution. This is now established in the UK and will be rolled out to all other mobile operating subsidiaries.

Vodafone Mobile Connect data cards

The Vodafone Mobile Connect data card provides working mobility to customers accessing email and company applications with access speeds up to 384 kilobits per second when connected to a 3G network. The Vodafone Mobile Connect 3G/GPRS data card has now been rolled out across 17 markets, including the Group’s associated undertakings in France, Belgium and South Africa and the Group’s Partner Network operators in Austria, Bahrain and Finland. The product portfolio was enhanced in the financial year with the launch of a quad-band data card allowing customers to connect

14	|Business

Back to Contents

Back to Business Overview Contents

whilst travelling in the US and a data card supporting both GPRS and EDGE technology which provides high speed connectivity in a number of the Group’s Partner Networks. Vodafone Mobile Connect data cards are available in an increasing number of distribution channels and with a growing range of service and price bundles.

At 31 March 2005, there were 0.5 million registered Vodafone Mobile Connect data cards on the Group’s controlled networks, including 0.3 million 3G/GPRS data cards.

Other Business Services

Beyond the wireless enablement of laptop computers, there is an increasing demand for handheld solutions that allow real time access to email, calendar and other applications. During 2004, Vodafone launched its BlackBerry® from Vodafone proposition.

On 21 April 2005, the Group announced the roll out of Vodafone push email, a service providing real-time, secure and remote access to email, contacts and calendar direct to a range of business-focused mobile devices. New email, calendar appointment and contact details are automatically ‘pushed’ to the customer’s selected device and updates made on the device are automatically reflected on the customer’s PC. During the launch phase the service will be supported by four devices, with additional devices introduced in the coming months.

Roaming services

Accompanying the multi-market launch of 3G services in 2004, the Group delivered extensive 3G roaming services, demonstrating Vodafone’s ability to build seamless services rapidly across its international footprint. 3G roaming for the Vodafone Mobile Connect data card was rolled out during the spring and, in May 2004, roaming was launched for Vodafone live! with 3G, including the first international video telephony roaming services.

By November, roaming for Vodafone live! with 3G and the Vodafone Mobile Connect 3G/GPRS data card was available across 14 of the Group’s mobile operating subsidiaries, associated undertakings and Partner Networks in Europe and Japan, with 12 of these offering video telephony roaming services. Vodafone’s leading 3G roaming footprint is expected to continue to expand over the coming year.

In summer 2004, the Group launched a pan-European roaming promotion aimed at increasing the uptake and use of voice roaming services by consumer segment customers. Ten markets ran the promotion between July and September, supported by a common communications campaign. Many new roamers were attracted by the offer, which also increased usage and selection of Vodafone networks.

In May 2005, the Group announced the launch of the Vodafone Travel Promise, new roaming campaign, the first element of which is the Vodafone Passport voice roaming price plan. The Vodafone Passport price plan has been created following extensive customer research to offer greater price transparency and certainty to customers when using roaming services abroad.

In May 2004, Verizon Wireless and Vodafone jointly developed and launched the Global Phone roaming service to address the needs of US based frequent world travellers across their combined global footprint. The Global Phone service offers a choice of two integrated GSM/CDMA handsets that work both in the USA on Verizon’s CDMA network and on Vodafone’s and its roaming partners’ GSM networks in 120 countries worldwide. The service offers seamless features like one number, one voicemail box, international SMS and a single bill. The service, initially offered to large corporate customers, was extended to the broader mass business market in September 2004.

Other initiatives

In March 2005, Vodafone Germany launched Vodafone At Home, an alternative to a fixed line network allowing private householders and home office users to replace their existing fixed line connection. The Group also demonstrated new mobile TV technology and a number of new handsets, including two Ferrari branded handsets, jointly developed with Sharp.

Summary of Group Products and Services

The following table summarises the availability of the Group’s most significant products and services:

Country

Subsidiaries
Germany	•	•	•	•	•	•
Italy	•	•	•	•	•	•
UK	•	•	•	•	•	•
Spain	•	•	•	•	•	•
Egypt	•		•		•
Greece	•	•	•	•		•
Hungary	•		•	•	•	•
Ireland	•	•	•	•	•	•
Malta	•		•
Netherlands	•	•	•	•	•	•
Portugal	•	•	•	•	•	•
Sweden	•	•	•	•	•	•
Japan	•	•		•		•
Australia	•		•		•
New Zealand	•		•		•	•

Associates
France	•	•	•	•	•	•
Belgium	•			•	•
Switzerland	•	•
South Africa	*	*		•	•

Partner Networks
Austria	•	•		•	•
Bahrain			•	•
Croatia	•		•
Denmark			•		*
Estonia			•			•
Finland			•	•
Hong Kong					*
Singapore					*
Slovenia	•		•

Total markets	22	14	21	17	19	14

Key:
•	Available throughout the 2005 financial year
•	Launched in the 2005 financial year
*	Launched since 31 March 2005

Marketing and brand

Brand

Brand marketing focuses on consistency, differentiation and preference for the Vodafone brand. A programme has been undertaken to simplify and align the various elements of the brand in order to deliver a more consistent brand experience.

Customer Communications

Communication to drive brand preference and service usage is facilitated through various integrated advertising media including radio, television, print and outdoor sites. This is supported by strong sponsorship relationships, such as those with Ferrari and Manchester United, which have global exposure and allow for benefits to be realised at the local level. Media activity is based on customer insight, and is designed to ensure a consistent and effective brand experience across Vodafone’s footprint.

Business |	15

Back to Contents

Back to Business Overview Contents

Business Overview continued

Customer Strategy and Management

During the year, Vodafone implemented a system for measuring ‘customer delight’ across all the Group’s customers at a local and global level. This will assist in the development of differentiated marketing propositions and programmes that drive revenue growth.

Vodafone has developed strategies to ensure that the outcome of customer interactions, whether via call centres or retail outlets, results in a level of sustainable differentiation delivering ongoing value and customer loyalty to Vodafone.

Distribution

The Group distributes its products and services through a wide variety of direct and indirect channels, with different approaches used in the consumer and business sectors.

Products and services are available directly to both consumer and business customers in the majority of markets. Nearly 1,000 stores are directly owned and managed by Vodafone, with an additional 4,600 Vodafone branded stores making Vodafone one of the largest global retailers. In addition, local websites offer products and services online and local sales forces are in place to discuss terms with business customers.

The extent of indirect distribution varies between markets, but may include using third-party service providers, independent dealers, agencies and mass marketing. Marketing to third-party service providers includes maintaining a competitive tariff structure, providing technical and other training to their staff and providing financial incentives for service providers, their dealers and sales people. It also entails providing assistance on advertising campaigns and supporting the development of both specialist retail outlets and programmes with multiple retailers.

During the year, Vodafone set up a global IT distribution channel by entering into a partnership with two leading global IT distributors. This will be an effective channel for Vodafone to access a wider number of business customers and sell mobile data products and services.

The last few years have seen the growth of MVNOs who buy access to existing networks and re-sell services to customers under a different brand name and proposition. Where such a relationship generates profitable use of network capacity and does not impact the Vodafone brand, a mobile operating subsidiary may consider entering into a partnership with an MVNO.

Multinational corporates

Vodafone currently provides products and services to over 200 of the world’s largest companies on a global basis. The first global Customer Advisory Board, which allows global customers to participate actively in driving Vodafone’s strategy for business, took place in February 2004, with the second meeting in September 2004.

A new “Multinational Corporates” business unit was established on 1 April 2005 to focus on providing end-to-end differentiated propositions and consistent, world-class service to Vodafone’s Multinational Corporate customers. The new business unit will aim to ensure consistent delivery across Vodafone’s markets for product offerings, customer service and pricing, underpinned by first-rate account management.

Research and development

The Group Research and Development (“R&D”) function comprises an international and multicultural team for applied research in mobile telecommunications and its applications. The majority of the Group’s R&D function is undertaken through the Group’s centres of excellence, located in Newbury, Maastricht, Munich, California, Milan, Tokyo and Madrid. In the 2005 financial year, the R&D function in the Group’s associated undertaking in France, SFR, started working with Group R&D as an associate.

Group R&D provides technical leadership, and a programme of research support, into technology that will typically start to be used in the business in three years and beyond.

Governance is provided by the Group R&D Board which is chaired by the Group R&D Director and consists of the chief technology officers from four of the mobile operating subsidiaries, together with the heads of Future Products, Business Strategy and Technology Development.

Group R&D focuses on applied research that is positioned between the basic research undertaken by universities and commercial product development. Since the Group is primarily a user of technology, the emphasis of the Group R&D work programme is on providing technology analysis and vision that can contribute directly to business decisions, enabling new applications of mobile telecommunications, using new technology for new services, and research for improving operational efficiency and quality of the Group’s networks. The work of the function is organised into three clusters: future vision and opportunity, technology research and application research. The first cluster is concerned with expanding business boundaries through advances in technology, science and business practice, providing input to the Group’s strategy. The second cluster is concerned with core radio, network and service enabling technologies. It includes business modelling techniques, application of social science and analysis of disruptive technologies. The third cluster is concerned with developing new business applications of radio based technologies for commercial launch.

The work of Group R&D is delivered through a series of programmes with a substantial portion of trials and demonstrations. All work is set in a business and social context. Group R&D provides leadership for funding research into health and safety aspects of mobile telecommunications, technical leadership for the Group’s spectrum strategy and technical leadership for the protection of intellectual property, including the Vodafone patent portfolio.

The main themes currently being researched are technologies that will follow the evolution of 3G. The basis of the Group’s 3G radio technology is W-CDMA and this is expected to evolve to a higher speed version, usually referred to as HSDPA or HSUPA. New underlying radio technologies, beyond the current generations, are also being evaluated. Evolutions to the core network based on ubiquitous use of Internet protocols and web services complement this, and are likely to lead to a convergence of Internet and mobile technologies. Significant R&D is also being undertaken on mobile TV, including schemes for managing content rights. Applications of mobile telecommunications to health and well being are being researched in collaboration with a chair at the University of Madrid funded through the local Vodafone foundation and for more information on Vodafone’s work in health and well being, see the 2005 report from the Vodafone Group Foundation titled “The Foundations, Investing in communities and the environment”. Applications to transport management are also being researched. Key to much of the research is the need to ensure that when there is a customer proposition that demands new technology, then this can be introduced with the minimum of cost, for example by using existing investment in sites and spectrum.

Much of the work of Group R&D is done in collaboration with others, both within the Group and externally. Joint R&D facilities have been set up with three major infrastructure suppliers. Infrastructure and handset suppliers work with Group R&D on many of its projects, from providing equipment for trials, through co-authoring research reports, to being a partner in some of the R&D programmes. At the more academic end of the spectrum of applied research, Group R&D has developed relationships with a number of universities. These relationships include sponsoring research students, collaboration in European research activities, funding specialised research activities and working with academic chairs and readerships funded through the Vodafone Group Foundation.

The R&D programme provides the Group with long-term technical policy, strategy and leadership, as well as providing technical underpinning for the Group’s public policies and government relations, and is shared with all subsidiaries of the Company and Group functions. They are able to influence the programme through working relationships that are designed to allow delivery of the results of the programme directly into the business units where they are needed.

16	|Business

Back to Contents

Back to Business Overview Contents

The Group spent £219 million in the 2005 financial year on R&D, compared with £171 million in the 2004 financial year and £164 million in 2003. Besides the core R&D outlined above, this expenditure was incurred principally on developing new products and services, billing systems and network development.

Regulation

The Group’s operating companies are generally subject to regulation governing the operation of their business activities. Such regulation typically takes the form of industry-specific law and regulation covering telecommunications services and general competition (anti-trust) law applicable to all activities. Some regulation implements commitments made by Governments under the Basic Telecommunications Accord of the World Trade Organisation to facilitate market entry and establish regulatory frameworks. The following section describes the regulatory framework and the key regulatory developments in the European Union (“EU”) and selected countries in which the Group has significant interests. Many of the regulatory developments reported in the following section involve on-going proceedings or consideration of potential proceedings that have not reached a conclusion. Accordingly, the Group is unable to attach a specific level of financial risk to the Group’s performance from such matters.

European Union

The Member States of the EU (“Member States”) were expected to implement the new EU Regulatory Framework for the communications sector (the “new EU Framework”), which was adopted in 2002, into national law by 24 July 2003 or prior to accession on 1 May 2004 for the ten countries that joined the EU on that date. Belgium, Greece, Luxembourg and the Czech Republic have yet to implement the new EU Framework and there are ongoing infringement proceedings against a number of Member States for late or inadequate implementation.

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

The new EU Framework introduces a number of important changes to the previous framework. It is intended to align the techniques for defining where sector specific regulation may be applied and the threshold for when such regulation can be applied with those already employed in EU competition law. It is also intended to ensure greater consistency of approach amongst NRAs within the Member States. All NRAs are required to take utmost account of the list of markets which are specified by the European Commission (the “Commission”) in a Recommendation when deciding which markets to investigate. The first such Recommendation was published by the Commission in February 2003 and includes markets at a wholesale level, for ‘voice call termination on individual mobile networks’ (the “Call Termination Market”), the ‘wholesale national market for international roaming’ and the market for ‘access and call origination’ on public mobile networks (together the “Relevant Markets”). NRAs may, with the Commission’s consent, also propose markets not included in the Recommendation. The Commission will periodically review the Recommendation.

Regulation, under the new EU Framework, can only be applied to undertakings with significant market power (“SMP”) (either individually or collectively) in the relevant markets so identified, subject to the Commission’s consent. SMP under the new EU Framework accords with the concept of “dominance” under existing EU competition law. This generally implies a market share of at least 40%, although other factors may also be taken into consideration. The SMP threshold under the previous framework required only a 25% share of the relevant market. The Commission published SMP Guidelines in July 2002 which set out principles for use by NRAs in the analysis of markets and effective competition to determine if undertakings have SMP under the new EU Framework.

International Roaming

In January 2000, the Competition Directorate of the Commission commenced an investigation into the market for international roaming services pursuant to the competition law of the EU. The Commission published its preliminary findings in December 2000. The Commission stated that excessive pricing and price collusion were likely concerning both the level of wholesale rates and the mark-ups applied in retail markets for international roaming services. To date, the Commission has not published the results of this review.

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

In July 2004, the Commission issued a statement of objections, a document detailing its proposed findings, following its investigation into the UK market for wholesale international roaming. A written response was made by Vodafone in December 2004 and an oral hearing was held in June 2005. In January 2005, the Commission issued a statement of objections following its investigation of the German market and a written response has been submitted. In both cases, the statement of objections was addressed to both the national mobile operating subsidiaries and to the Company.

The Commission’s proposed findings are that Vodafone has monopoly power over its wholesale customers in both the UK and Germany. Vodafone UK and Vodafone Germany are alleged to have engaged in excessive or unfair pricing on the grounds that their wholesale roaming prices were perceived to be high, resulted in high profit margins in comparison with other services and were significantly higher than the tariffs applied to domestic wholesale access services. The Commission alleges that the abuse occurred from 1997 to at least September 2003 in the UK and from 2000 to December 2003 in Germany. If the Commission decides that there had been a breach of competition law, it would be able to impose a fine on any addressee who had committed the breach.

Separately, under the new EU Framework, which requires a forward looking analysis, the wholesale national market for international roaming is one of the Relevant Markets but no NRA has yet proposed any regulation in this market. In December 2004, the European Regulators Group (“ERG”), a body established under the new EU Framework and comprising all EU NRA’s, announced that it had commenced a co-ordinated data collection exercise with a view to analysing this market. The Group’s mobile operating subsidiaries in the EU have since received questionnaires to which they have responded. In June 2005, the ERG issued a draft position paper on the wholesale market for international roaming and is seeking comments by July 2005.

Germany

Germany enacted a law implementing the new EU Framework in June 2004. Vodafone Germany agreed to reduce its mobile call termination rate with Deutsche Telekom for incoming calls from Deutsche Telekom’s network from 14.3 eurocents per minute to 13.2 eurocents in December 2004 and to 11.0 eurocents in December 2005. The NRA is consulting on proposals to find all mobile network operators to have SMP in the Call Termination Market.

In February 2004, the NRA decided to award licences for 450MHz spectrum for the provision of public access mobile radio services. Vodafone Germany is appealing this decision and unsuccessfully sought an injunction against the NRA’s decision. The judgment in the main case is still pending. In December 2004, the NRA awarded two 450MHz licences.

Italy

Italy enacted national law implementing the new EU Framework in September 2003. In January 2005, the NRA published its proposals following a review of the Call

Business |	17

Back to Contents

Back to Business Overview Contents

Business Overview continued

Termination Market. The NRA has concluded that all mobile network operators have SMP and proposes to impose obligations on Vodafone Italy of cost-orientation, non-discrimination, accounting separation and transparency. The NRA has indicated that it expects termination charges of about 8.7 eurocents per minute to apply by 2007. In March 2005, the Italian National Competition Authority (“NCA”) conducted unannounced inspections of the offices of mobile network operators in Italy including Vodafone Italy seeking evidence of collusion following complaints by resellers and potential MVNOs about alleged anti-competitive conduct in the Italian mobile market. If the NCA decides that there had been a breach of competition law, it would be able to impose a fine on any operator who had committed the breach.

United Kingdom

The new Communications Act, implementing the new EU Framework and creating a new NRA for communications, was enacted in July 2003. In December 2003, the Office of Communications replaced the Office of Telecommunications as the NRA.

The NRA conducted and concluded its review of the wholesale mobile access and call origination market and found that no operator had SMP. As a result, the existing SMP obligations on Vodafone UK (including the requirement to offer indirect access) were removed. On 1 June 2004, the NRA found that all mobile network operators have SMP in the Call Termination Market and required Vodafone UK to reduce its termination charge, with effect from September 2004, from approximately 8 pence per minute to a target average charge of 5.6 pence per minute, representing a 30% reduction. In June 2005, the NRA issued proposals to maintain this price control until 31 March 2007.

The NRA has proposed that certain mobile frequencies are to be tradable from 2007. Other non-mobile frequencies become tradable from 2005. This would allow operators to transfer rights of use on commercial terms and to change the use to which frequencies are put, subject to oversight by the NRA. When spectrum becomes tradable the NRA expects to licence frequencies on broadly equivalent terms, including a move to a standard 5 year notice of revocation.

The NRA is considering whether holders of spectrum (including 2G mobile operators) will be able to use their existing spectrum to provide 3G services. The NRA is also planning a programme of spectrum release over the next 3 years.

The NRA investigated Vodafone’s pricing of certain fixed-to-mobile calls to business customers and concluded that Vodafone had not infringed competition law.

Other EMEA

Spain

Legislation implementing the new EU Framework was enacted in November 2003. In October 2004, the Spanish NRA announced a 10.5% reduction in mobile termination rates, which was implemented by Vodafone Spain in November 2004.

In April 2004, the NCA requested Spanish mobile operators to provide data on SMS pricing and in September 2004 decided to open a procedure against Vodafone Spain, Telefónica Móviles and Amena for collusion regarding retail prices applied in providing SMS and MMS services. This procedure was subsequently closed without action.

Vodafone Spain successfully defended a claim before the NCA of alleged price squeezing in relation to its pricing of certain fixed-to-mobile calls to business customers.

Albania

In May 2004, the NRA designated Vodafone Albania as having SMP in the mobile market which may lead to increased regulation. Vodafone Albania has appealed this decision. In addition, the NRA has commenced regulation of mobile termination rates by approving recommended rates for 2004.

Egypt

Egypt enacted a new telecommunications law in 2003 which gave new powers to the NRA and imposed new obligations on licensees, including obligations in relation to universal service provision. During 2004, Vodafone Egypt finalised an agreement with the NRA that covered most of these new obligations while obtaining additional spectrum in the 1800MHz range to facilitate business expansion. The nature and extent of the universal service obligations are still pending negotiation with the NRA.

Greece

Greece is expected to enact national law implementing the new EU Framework during 2005. Nevertheless, the Greek NRA has conducted a preliminary review of the Call Termination Market, has proposed that all mobile network operators have SMP, and proposed the imposition of obligations of cost-orientation, non-discrimination, accounting separation and transparency. Vodafone Greece agreed to reduce its mobile termination rate from approximately 17 eurocents to 14.5 eurocents per minute on 1 October 2004. The NRA is developing a Long Run Incremental Cost model (“LRIC Model”) to determine cost oriented mobile call termination rates.

In April 2005, the Council of State issued a judgment that base stations erected by mobile operators prior to August 2002 did not meet legal requirements. This judgment may result in a requirement for some masts to be removed. In May 2005, the Greek government proposed legislation, which amongst other things, seeks to address this issue.

Hungary

Hungary implemented the new EU Framework in January 2004 as part of its preparations for joining the EU on 1 May 2004. In its review of the Call Termination Market, the NRA has proposed that all mobile network operators have SMP and has imposed obligations of cost-orientation, non-discrimination, accounting separation and transparency. Vodafone Hungary has appealed this finding. The NRA is developing a LRIC Model to determine cost oriented mobile call termination rates. In its review of the market for wholesale mobile access and call origination, the NRA found that no mobile network operator had SMP.

The NRA has concluded a tender process for the award of 3G licences. Licences were awarded to each of the existing 2G operators, including Vodafone Hungary.

Ireland

Regulations implementing the new EU Framework were adopted in June 2003. In February 2005, the NRA found that Vodafone and O2 have joint SMP in the wholesale access and call origination market. The NRA has imposed an obligation on both Vodafone and O2 to negotiate wholesale access agreements on reasonable terms, with powers for the NRA to intervene if necessary. Vodafone and O2 are appealing the NRA’s findings.

In its review of the Call Termination Market, the NRA has found that all mobile network operators have SMP. The NRA proposes the imposition of obligations of cost-orientation, non-discrimination, accounting separation and transparency. The NRA is also considering the use of price controls. In the interim, the NRA expected Vodafone Ireland and O2 to fulfil undertakings made to reduce average mobile termination rates by 5% and 8% below inflation respectively, calculated by reference to the Irish consumer prices index. Vodafone Ireland complied with the rate reductions. Further price controls will be considered by the NRA in 2005.

Malta

Legislation implementing the new EU Framework in Malta was enacted during 2004. In the Call Termination Market, the NRA proposes to find all mobile network operators as having SMP and is expected to impose obligations on Vodafone Malta of cost orientation, non-discrimination, accounting separation and transparency.

The NRA has announced a process to offer three 3G licences in the Maltese market during 2005.

The Netherlands

The Netherlands implemented the new EU Framework during 2004. In December 2003, mobile network operators reached agreement with the NRA and the NCA to reduce mobile call termination rates between 1 January 2004 and 1 December 2005.

18	| Business

Back to Contents

Back to Business Overview Contents

Vodafone Netherlands reduced its rates from 20.6 to 15.5 eurocents per minute on 1 January 2004 and to 13 eurocents on 1 December 2004 and will reduce to 11.0 eurocents per minute on 1 December 2005. In addition, the NRA has commenced its review of the Call Termination Market and proposes to find all operators as having SMP, with remedies of cost orientation, non-discrimination and transparency.

Portugal

Portugal enacted national law implementing the new EU Framework in February 2004. The Portuguese NRA has commenced its market reviews. Following its review of the Call Termination Market, it found all three mobile network operators as having SMP and it has imposed obligations on Vodafone Portugal of cost orientation, non-discrimination, accounting separation and transparency. In February 2005, the NRA decided that Vodafone Portugal should reduce its rates from 18.5 eurocents and 18.7 eurocents for fixed to mobile and mobile to mobile calls respectively, to 11.0 eurocents for both by October 2006 while a cost orientation methodology is implemented.

Vodafone Portugal has requested the renewal of its 2G licence, which is due to expire in October 2006.

Sweden

Sweden implemented the new EU Framework in July 2003. In its review of the Call Termination Market, the NRA concluded that all mobile network operators have SMP and imposed obligations of cost-orientation, non-discrimination, accounting separation and transparency. The NRA developed a LRIC Model to determine cost oriented mobile call termination rates and proposed from July 2004, a reduction from the current rate of SEK 1.35 to SEK 0.8 and reducing to SEK 0.54 by July 2007. Vodafone Sweden has appealed various aspects of the decision, including the finding of SMP and the proposed rates and has obtained an injunction suspending the proposals.

In March 2005, the NRA awarded a licence of 450 MHz spectrum for the provision of mobile services. Vodafone Sweden challenged the proposed terms of this award.

The NRA is also reviewing the 3G coverage required to be achieved by the four 3G licensees by 31 December 2003 (such obligations were subsequently extended to 31 December 2004). Discussions between the Government, the NRA and the licensees are being held on these matters. The NRA has powers to fine operators for non-compliance.

Belgium

Belgium is expected to enact national law implementing the new EU Framework during 2005. The NRA has commenced its market reviews and has commenced a process to develop a LRIC model to assess the cost of voice call termination.

France

France implemented the new EU Framework during 2004. In its review of the Call Termination Market, the NRA concluded that all mobile network operators have SMP and imposed obligations of cost-orientation, non-discrimination, accounting separation and transparency. It has set a price cap for SFR’s termination rate of 12.5 eurocents per minute from 1 January 2005 and 9.5 eurocents from 1 January 2006. The NRA will also commence work in 2005 to consider new price controls for the subsequent period.

In December 2003, a French consumers association lodged a complaint with the NCA alleging collusion amongst the three French mobile operators on SMS retail pricing. The NRA has announced that it intends to review the market for SMS termination and may notify this to the Commission as being a further relevant market susceptible to ex-ante regulation.

Following the NRA’s review of the market for wholesale access and call origination on mobile networks, the NRA has found that all three mobile network operators, including SFR, have joint SMP in the market and it proposes access obligations as a remedy. The proposals were subsequently withdrawn by the NRA, which proposes instead to keep the market under review.

SFR appealed a decision by the NCA that it had abused a dominant position by price squeezing in relation to its pricing of certain fixed-to-mobile calls to business customers. The NCA proposed a fine of €2 million. The appeal court overturned the NCA’s decision and the proposed fine, but the appeal court decision is subject to further appeal.

In November 2004, SFR and the other mobile operators received a statement of objections from the NCA relating to allegations that they engaged in practices which restricted competition on the retail market between 2000 and 2002. SFR has responded to the statement of objections and a hearing is expected in 2005. If the NCA decides that there had been a breach of competition law, it would be able to impose a fine on any operator who had committed the breach.

The French Government has agreed to extend SFR’s 2G licence until March 2021. SFR will be required to pay an annual fee of €25 million plus 1% of 2G turnover per annum from March 2006.

Poland

Legislation implementing the new EU Framework in Poland, which joined the EU on 1 May 2004, was enacted during 2004 and the Polish NRA has commenced its market reviews.

The NRA has commenced a process to issue a new 2G licence and a new 3G licence. This process is expected to be concluded in 2005.

South Africa

In September 2004, the Minister of Communications announced a number of decisions which aim to further liberalise the telecommunications sector with effect from February 2005. These decisions include liberalising aspects of leased lines, public pay phones and value added and resale services.

A new Convergence Bill was issued for public comment in March 2005. The Bill makes significant changes to the licensing and regulatory framework for the telecommunications sector. The Bill has been approved by the Government and a consultation process is being conducted by a parliamentary committee. The Bill is expected to be finalised before the end of 2005.

An Information Communication Technologies Black Economic Empowerment Charter (the “Charter”) is being developed by an industry and Government joint working group and is expected to be finalised in the second half of 2005. The Charter, in compliance with the Broad-Based Black Empowerment Act 2003, will set targets to evaluate a company’s contribution to Broad-Based Black Economic Empowerment. Targets will be set in terms of equity ownership, management and control, employment, skills development, procurement, enterprise development, and corporate social investment. In May 2005, the NRA opened a proceeding on termination rates, seeking to determine if Vodacom has market power in the interconnection market. A written response from Vodacom is required by 4 July 2005. Separately, in May 2005, the NCA commenced an investigation into alleged excessive pricing of mobile termination rates.

Romania

In March 2003, the NRA determined MobiFon as having SMP in the national interconnection market under national law. From 31 December 2003 until the development of a LRIC model, MobiFon’s mobile termination rates were reduced from $0.11 to $0.10 per minute. In March 2005, the NRA granted a 3G licence to MobiFon.

Switzerland

In April 2005, the Swiss NCA issued proposals to find that Swisscom Mobile has abused a dominant position in the mobile call termination market and thereby enhanced its position vis a vis its competitors. The NCA may seek to fine Swisscom Mobile. A written response from Swisscom Mobile is required by June 2005.

Business |	19

Back to Contents

Back to Business Overview Contents

Business Overview continued

Americas

The Federal Communications Commission (“FCC”), the United States’ NRA, has commenced a Notice of Inquiry into the level of termination rates charged by foreign mobile network operators to US international operators. The FCC has sought inputs on the status of foreign mobile termination rates, including actions taken to date by foreign regulators to address the issue.

Asia Pacific

Japan

The Japanese NRA has concluded the market definition stage of its effective competition review of the Japanese mobile industry, where it decided not to define a separate market for termination on individual mobile networks. It has entered the market assessment stage of the review which is expected to be concluded in 2005. The NRA has also commenced a review of the existing universal service obligation in Japan, with a view to reporting by December 2005.

The NRA is expected to award spectrum in the 1.7GHz band in 2006 under an allocation process to be determined by December 2005.

Australia

The NRA released its final decision on the regulation of mobile termination in June 2004. In its review, it proposed that all mobile network operators “have market power” with respect to mobile termination and proposed a pricing principle that requires mobile call termination rates to fall from 21 Australian cents per minute to a price that is at the upper end of the range of reasonable estimates of the cost of providing the service by 1 January 2007. It has proposed that price to be 12 Australian cents per minute. Vodafone Australia is appealing the NRA’s decision to the Federal Court of Australia and it is expected that the hearing will be in the second quarter of 2005. Vodafone Australia has lodged an “access undertaking” proposing alternative rates on which the NRA is consulting.

New Zealand

The NRA has released a draft report proposing regulation of mobile termination rates and held hearings in February 2005. A final report will be prepared by the NRA and is expected in 2005.

Non-mobile Telecommunications

The Group’s non-mobile telecommunications businesses mainly comprise interests in Arcor and Cegetel.

Arcor is the second largest fixed line telecommunications provider in Germany. With its own Germany-wide voice and data network covering more than 40,000 km, Arcor utilises its network to offer its customers a range of services for voice and data transfer, including complete ISDN/DSL connection services.

Cegetel is France’s second largest fixed line telephony operator and offers a wide range of fixed line telephone services to residential and business customers as well as special corporate services ranging from network and customer relations management to Internet-intranet hosting services. Cegetel also owns the most extensive private telecommunications network in France, with 21,000 km of fibre optic cable. On 11 May 2005, it was announced that an agreement had been reached to merge Cegetel with neuf telecom, subject to competition and regulatory authority and employee council approvals.

History and Development of the Company

The Company was incorporated under English law on 17 July 1984 as Racal Strategic Radio Limited (registered number 1833679), as a subsidiary of Racal Electronics Plc and changed its name to Racal Telecommunications Group Limited in September 1985. In September 1988, it became Racal Telecom Limited then re-registered as Racal Telecom Plc, a public limited company. In October 1988, approximately 20% of the Company’s capital was offered to the public. The Company was fully demerged from Racal Electronics Plc and became an independent company in September 1991, at which time it changed its name to Vodafone Group Plc.

Between 1991 and 1999, the Group consolidated its position in the United Kingdom and enhanced its international interests through a series of transactions. At 31 March 1999, the Group had subsidiary mobile network operating companies (“mobile operating subsidiaries”) in six countries (the UK, the Netherlands, Greece, Malta, Australia and New Zealand), as well as equity interests in a further seven countries, and a proportionate mobile customer base of 10.4 million.

The Group completed a number of significant business transactions between 1999 and 31 March 2002, which transformed the Company into the world’s leading international mobile telecommunications company, namely:

•	The merger with AirTouch Communications, Inc. (“AirTouch”), which completed on 30 June 1999. The Company changed its name to Vodafone AirTouch Plc in June 1999. The combined Group had mobile operating subsidiaries in 10 countries, (adding Sweden, Portugal, Egypt and the US) and equity interests in an additional 12 countries.

•	The acquisition of Mannesmann AG (“Mannesmann”), which completed on 12 April 2000. Through this transaction the Group acquired subsidiaries in two of Europe’s most important markets, Germany and Italy, and increased the Group’s indirect holding in SFR, a French mobile telecommunications operator. Subsequent to the acquisition, the Group sold a number of non-core businesses acquired as part of the Mannesmann transaction. Following approval by its shareholders at the AGM, the Company reverted to its former name, Vodafone Group Plc, on 28 July 2000.

•	The combination of the Group’s US mobile operations with those of Bell Atlantic Corporation and GTE Corporation to form the Cellco Partnership, which operates under the name “Verizon Wireless”, on 10 July 2000. The Group owns 45% of Verizon Wireless and accounts for it as an associated undertaking.

•	The acquisition of Airtel Móvil S.A., a mobile network operator in Spain, which became a subsidiary of the Group in December 2000.

•	The acquisition of Eircell Limited, a mobile network operator in Ireland, following a public offer for shares which closed in May 2001.

•	The acquisition of the Group’s operations in Japan. The Group’s initial investment in Japan resulted from the AirTouch merger and between the date of the merger and October 2001, the Group increased its shareholding through a number of transactions. After an agreed tender offer for shares in Japan Telecom that completed in October 2001, the Group held, through its wholly owned subsidiary undertakings, a 39.67% stake in the Japanese mobile telecommunications company J-Phone Co. Ltd and a 66.7% stake in the fixed line operator Japan Telecom Co., Ltd. In addition, Japan Telecom Co., Ltd held 45.08% of the issued share capital in J-Phone Co. Ltd, making the Group’s effective interest in J-Phone Co. Ltd 69.7%.

By 31 March 2002, the Group controlled mobile operations in 16 countries and held equity investments in mobile operations in a further 12 countries. The proportionate mobile customer base was 101.1 million at that date.

20	| Business

Back to Contents

Back to Business Overview Contents

Transactions since 31 March 2002

Acquisitions

MobiFon and Oskar

On 31 May 2005, the Company announced that its wholly-owned subsidiary, Vodafone International Holdings B.V., had completed the acquisition of approximately:

•	79% of the share capital of MobiFon S.A. (“MobiFon”) in Romania, increasing the Group’s ownership in MobiFon to approximately 99%; and,

•	100% of the share capital of Oskar Mobil a.s. (“Oskar”) in the Czech Republic from Telesystem International Wireless Inc. (“TIW”) for cash consideration of approximately $3.5 billion (£1.9 billion) satisfied from the Group’s cash resources. In addition, the Group assumed approximately $0.9 billion of net debt.

Subsidiary undertakings

The Group’s strategy is to increase its shareholding in existing operations where it believes opportunities arise to enhance value for the Company’s shareholders. During the past three financial years, the Group purchased minority stakes in certain of the Group’s subsidiary undertakings in order to be able to align more closely the respective businesses to the Group’s business.

Japan

On 1 August 2002, Japan Telecom Co., Ltd was renamed Japan Telecom Holdings Co., Ltd, and its fixed line business was transferred to a newly established wholly owned subsidiary, Japan Telecom Co., Ltd (“Japan Telecom”). This created a telecommunications service group comprising two core businesses of mobile and fixed line telecommunications, namely J-Phone Co., Ltd and Japan Telecom.

During the 2004 financial year, the Group sold its interest in Japan Telecom, as described under “Disposals”. In addition, J-Phone Co., Ltd was renamed Vodafone K.K. on 1 October 2003 and Japan Telecom Holdings Co., Ltd. was renamed Vodafone Holdings K.K. on 10 December 2003.

On 25 May 2004, the Group’s wholly owned subsidiary, Vodafone International Holdings B.V., announced offers for the shares not held by the Group in Vodafone Holdings K.K. and Vodafone K.K. As a result of these offers, the Group increased its effective shareholding in Vodafone K.K. to 98.2% and its stake in Vodafone Holdings K.K. to 96.1% for a total consideration of £2.4 billion. On 1 October 2004, the merger of Vodafone K.K. and Vodafone Holdings K.K. was completed. At 31 March 2005, the Group held a 97.7% stake in the merged company, Vodafone K.K.

The Group has applied for Vodafone K.K.’s shares to be delisted from the Tokyo Stock Exchange, which is expected to occur in the 2006 financial year.

Spain

On 2 April 2002, the Company acquired a further 2.2% interest in its Spanish mobile operating subsidiary for £0.4 billion, following the exercise of a put option held by Torreal, S.A.

On 27 January 2003, the Company completed the acquisition of the remaining 6.2% interest in its Spanish mobile operating subsidiary for approximately €2.0 billion (£1.4 billion) following the exercise of a put option held by Acciona, S.A. and Tibest Cuatro, S.A. under the terms of an agreement originally made in January 2000.

Greece

On 3 December 2002, the Group completed the acquisition of a 10.85% interest in its then listed Greek operating subsidiary, Vodafone-Panafon Hellenic Telecommunications Company S.A. (“Vodafone Greece”), from France Telecom S.A. for £216 million in cash. The transaction increased the Group’s effective holding in this company from 51.88% to 62.73%. During the 2003 financial year, the Group made market purchases of shares which increased the Group’s effective interest to 64.0% at 31 March 2003.

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

Vodafone Greece’s shares were delisted from the Athens and London Stock Exchanges on 15 July 2004 and 20 August 2004 respectively.

Between 24 January 2005 and 31 March 2005, the Group acquired a further 0.4% interest in Vodafone Greece through private transactions at a price equal to the price paid in the public offer.

The Netherlands

On 27 November 2002, the Group purchased for cash an additional 7.6% interest in Vodafone Netherlands, increasing the Group’s interest from 70% to 77.6%.

As a result of a cash offer for the remaining shares of Vodafone Netherlands not held by the Group and market purchases, the Company increased its overall effective interest in Vodafone Netherlands to 97.2% at 31 March 2003. The total aggregate cash consideration paid in the 2003 financial year was £486 million, with a further £110 million paid in April 2003. As a result of private transactions, the Group increased its effective interest in Vodafone Netherlands to 99.9% at 31 March 2004. The Group has exercised its rights under Dutch law and initiated compulsory acquisition procedures in order to acquire the remaining shares. Following these procedures, Vodafone Netherlands will become a wholly owned subsidiary of the Group. Vodafone Netherlands’ shares have been de-listed from the Euronext Amsterdam Stock Exchange.

Sweden

During September 2002, the Group increased its effective interest in its then listed subsidiary, Vodafone Sweden, by 3.6% to 74.7% through a series of market purchases.

A recommended cash offer for all remaining shares in Vodafone Sweden not held by the Group was announced on 5 February 2003. As a result of shares bought in the offer and in the market, the Company increased its effective shareholding in Vodafone Sweden to approximately 99.1% at 25 March 2003. The total aggregate cash consideration paid was £391 million.

Under compulsory acquisition procedures, on 15 March 2004 Vodafone Holdings Sweden AB obtained advanced access to an aggregate of 2,377,774 shares in Vodafone Sweden, giving the Group ownership of and title to these shares. An arbitral tribunal in Sweden is currently determining the purchase price for the shares.

On 31 March 2004, the Group increased its effective interest in Vodafone Sweden to 100% by the purchase of 1,320,000 shares which were held in treasury by Vodafone Sweden for a total consideration of SEK62 million (£4 million).

Business |	21

Back to Contents

Back to Business Overview Contents

Business Overview continued

Portugal

During September 2002, the Group increased its effective interest in its then listed subsidiary Vodafone Portugal to 61.4% through market purchases.

On 28 February 2003, the Company announced a tender offer to acquire, for cash, all remaining shares not held by the Group. The Company’s effective interest in Vodafone Portugal increased to approximately 94.4% as a result of shares purchased in the offer and in the market. The total aggregate cash consideration paid in the 2003 financial year was £184 million, with a further £336 million paid in April 2003. Having achieved an effective interest of greater than 90%, the Company implemented compulsory acquisition procedures to acquire the remaining shares, which became effective on 21 May 2003, for a further consideration of £74 million. As a result, Vodafone Portugal became a wholly owned subsidiary of the Group.

Australia

On 3 May 2002, the Group completed the purchase of the 4.5% minority interest in Vodafone Australia Limited (“Vodafone Australia”), formerly Vodafone Pacific Limited, for a cash consideration of £43 million, as a result of which Vodafone Australia became a wholly owned subsidiary.

Hungary

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

On 10 June 2003, the Group increased its stake in Vodafone Hungary to 87.9% by subscribing for Antenna’s share of an issue of ‘C’ shares. Antenna’s call options over 5,659,500, 5,072,700 and 7,845,855 Vodafone Hungary ‘C’ shares, relating to equity injections in October 2001, April 2002 and June 2003 respectively, expired on 9 October 2003 unexercised.

In the first half of the 2005 financial year, the Group subscribed for HUF 89,301 million (£248 million) shares in Vodafone Hungary, increasing the Group’s stake to 92.8%. On 24 September 2004, the Group entered into a sale and purchase agreement to acquire the remaining 7.2% shareholding in Vodafone Hungary from Antenna. This transaction completed on 12 January 2005 with the effect that Vodafone Hungary became a wholly owned subsidiary of the Group.

Egypt

On 16 May 2003, the Group increased its shareholding in Vodafone Egypt from 60.0% to 67.0%. Subsequently, the Group has reduced its effective interest in Vodafone Egypt to 50.1%.

Malta

On 1 August 2003, the Group announced that it had increased its shareholding in Vodafone Malta Limited (“Vodafone Malta”) from 80% to 100% by purchasing Maltacom Plc’s 20% interest in Vodafone Malta for cash consideration of €30 million.

UK

On 22 September 2003, the Group acquired 100% of Singlepoint (4U) Limited (“Singlepoint”) for a consideration of £417 million. In addition, as a result of a recommended cash offer announced on 5 August 2003, the Group acquired 98.92% of Project Telecom plc, after the offer was declared unconditional on 19 September 2003, and subsequently acquired the remaining 1.08% in November 2003, for a total consideration of £164 million. These businesses have been integrated into the Group’s UK operations.

Vizzavi

On 29 August 2002, the Group acquired Vivendi’s 50% stake in the Vizzavi joint venture, which operated a mobile content business, for a cash consideration of €143 million (£91 million). As a result of this transaction, the Group owns 100% of Vizzavi, with the exception of Vizzavi France, which is now wholly owned by Vivendi. Vizzavi services are now provided under the Vodafone brand.

Associates

SFR and Cegetel

At 1 April 2002, the Group had a 20% direct interest in the French mobile operator SFR and an approximate 15% interest in Cegetel Groupe S.A. (“Cegetel Group”), the French telecommunications group and the remaining 80% shareholder in SFR, making the Group’s effective interest in SFR approximately 31.9%.

On 16 October 2002, the Group announced that it had agreed to acquire BT’s 26% interest in Cegetel Group and SBC Communications, Inc.’s (“SBC’s”) 15% interest in Cegetel Group for €4.0 billion cash and $2.27 billion cash, respectively. Vivendi Universal S.A. (“Vivendi”) had pre-emption rights in connection with the Cegetel Group shares held by SBC and BT. At the same time, the Group announced that it had made a non-binding cash offer of €6.8 billion to Vivendi for its 44% interest in Cegetel Group. On 29 October 2002, the Board of Vivendi announced it had decided not to accept the Group’s offer to purchase its 44% interest in Cegetel Group and, accordingly, the offer lapsed. On 3 December 2002, Vivendi also announced its intention to exercise its pre-emption rights to acquire BT’s 26% interest in Cegetel Group. On 21 January 2003, the Company announced that its subsidiary, Vodafone Holding GmbH, had completed the acquisition of SBC’s 15% interest in Cegetel Group for a cash consideration of $2.27 billion (£1.4 billion), increasing the Group’s effective interest in SFR to approximately 43.9%.

In December 2003, in order to optimise cash flows between Cegetel Group and its shareholders, SFR was merged into Cegetel Group and this company was renamed SFR. The fixed line businesses, Cegetel S.A. and Télécom Développement, previously controlled by SNCF, were merged to form Cegetel S.A.S. (“Cegetel”), a company in which SFR had a 65% stake, giving the Group an effective interest of 28.5% at that date. The Group’s interest in SFR remained at approximately 43.9% as a result of this reorganisation.

On 11 May 2005, SFR announced an agreement to merge its fixed line business, Cegetel, with neuf telecom, subject to competition and regulatory authority and employee council approvals. Under the agreement, SFR will purchase SNCF’s 35% minority interest in Cegetel, according to a pre-existing contract, and then contribute 100% of the capital of Cegetel to neuf telecom. In return, SFR will receive a 28% interest in the combined entity, neuf Cegetel, together with a €380 million bond to be issued by neuf Cegetel.

Vodacom

During December 2002, the Group completed the purchase of an additional 3.5% indirect equity stake in its South African associated undertaking, Vodacom Group (Pty) Limited (“Vodacom”), for the sterling equivalent of £78 million. The transaction increased the Group’s effective interest in Vodacom to 35%.

22	| Business

Back to Contents

Back to Business Overview Contents

Safaricom

On 10 January 2003, under an agreement with Mobitelea Ventures Limited, the Group completed the purchase of a 5% indirect equity stake in the Group’s Kenyan associated undertaking, Safaricom Limited (“Safaricom”), for approximately $10 million (£6 million), increasing the Group’s effective interest in Safaricom to 35%.

Investments

China Mobile

The Company has a strategic alliance with China Mobile (Hong Kong) Limited (“China Mobile”) which sets out the principal terms for co-operation between the two parties in mobile services, technology, operations and management.

On 18 June 2002, the Group invested $750 million in China Mobile and obtained the right to appoint a non-executive director to the China Mobile board. The Group’s stake in China Mobile increased from approximately 2.18% to approximately 3.27% as a result of this transaction.

Disposals

During the three year period ended on 31 March 2005, the Group has disposed of a number of interests in companies that were outside the Company’s core business and were originally acquired as a consequence of certain acquisitions. The Group has used the proceeds from these disposals to reduce its indebtedness.

Mannesmann businesses

Arcor rail business

On 25 January 2002, the Group announced that Arcor, the Group’s German fixed line business, had agreed terms for the sale of its railway-specific business, Arcor DB Telematik GmbH (“Telematik”), to the German rail operator Deutsche Bahn, for €1.15 billion (£709 million), €1 billion of which was received on 26 March 2002. The sale completed in April 2002 following receipt of all necessary approvals and registration in the German commercial register. On completion, Arcor sold 49.9% of Telematik’s equity to Deutsche Bahn and entered into a put / call arrangement governing the remaining 50.1% equity interest, exercisable from 1 July 2002. Deutsche Bahn exercised its option to purchase the remaining 50.1% equity interest for 0.15 billion on 1 July 2002.

Holding in Ruhrgas AG

On 30 October 2001, the Group announced that it had reached agreement with E.ON AG for the sale of the Group’s 23.6% stake in Bergemann GmbH, through which it held an 8.2% stake in Ruhrgas AG. The transaction completed on 8 July 2002, realising cash proceeds of €0.9 billion.

Japan Telecom

On 14 November 2003, Vodafone Holdings K.K. completed the disposal of its 100% interest in Japan Telecom. The Group ceased consolidating the results of Japan Telecom from 1 October 2003. Receipts resulting from this transaction were ¥257.9 billion (£1.4 billion), comprising ¥178.9 billion (£1.0 billion) of cash, ¥32.5 billion (£0.2 billion) of transferable redeemable preferred equity and ¥46.5 billion (£0.2 billion) recoverable withholding tax, which was received during the 2005 financial year. In October 2004, the preferred equity was sold to the original purchaser for ¥33.9 billion (£0.2 billion).

Other disposals

During the 2004 financial year, the Group disposed of its interests in its associated undertakings in Mexico, Grupo Iusacell, and India, RPG Cellular.

On 26 January 2005 the Group completed the disposal of a 16.9% stake in Vodafone Egypt to Telecom Egypt, reducing the Group’s effective interest to 50.1%.

Business |	23

Back to Contents

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives. In particular, such forward-looking statements include statements with respect to Vodafone’s expectations as to launch and roll-out dates for products, services or technologies offered by Vodafone; intentions regarding the development of products and services introduced by Vodafone or by Vodafone in conjunction with initiatives with third parties; the ability to integrate our operations throughout the Group in the same format and on the same technical platform and the ability to be operationally efficient; the development and impact of new mobile technology; anticipated benefits to the Group of the One Vodafone programme; the results of Vodafone’s brand awareness and brand preference campaigns; growth in customers and usage, including improvements in customer mix; future performance, including turnover, average revenue per user (“ARPU”), cash flows, costs, capital expenditures and margins, non-voice services and their revenue contribution; share purchases; the rate of dividend growth by the Group or its existing investments; expectations regarding the Group’s access to adequate funding for its working capital requirements; expected effective tax rates and expected tax payments; the ability to realise synergies through cost savings, revenue generating services, benchmarking and operational experience; future acquisitions, including increases in ownership in existing investments and pending offers for investments; future disposals; contractual obligations; mobile penetration and coverage rates; the impact of regulatory and legal proceedings involving Vodafone; expectations with respect to long-term shareholder value growth; Vodafone’s ability to be the mobile market leader, overall market trends and other trend projections.

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

•	greater than anticipated competitive activity requiring changes in pricing models and/or new product offerings or resulting in higher costs of acquiring new customers or providing new services;

•	the impact on capital spending from investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology;

•	slower customer growth or reduced customer retention;

•	the possibility that technologies, including mobile Internet platforms, and services, including 3G services, will not perform according to expectations or that vendors’ performance will not meet the Group’s requirements;

•	changes in the projected growth rates of the mobile telecommunications industry;

•	the Group’s ability to realise expected synergies and benefits associated with 3G technologies and the integration of our operations and those of acquired companies;

•	future revenue contributions of both voice and non-voice services offered by the Group;

•	lower than expected impact of GPRS, 3G and Vodafone live! and other new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays;
•	the ability of the Group to harmonise mobile platforms and any delays, impediments or other problems associated with the roll-out and scope of 3G technology and services and Vodafone live! and other new or existing products, services or technologies in new markets;

•	the ability of the Group to offer new services and secure the timely delivery of high-quality, reliable GPRS and 3G handsets, network equipment and other key products from suppliers;

•	greater than anticipated prices of new mobile handsets;

•	the ability to realise benefits from entering into partnerships for developing data and Internet services and entering into service franchising and brand licensing;

•	the possibility that the pursuit of new, unexpected strategic opportunities may have a negative impact on one or more of the measurements of our financial performance and may affect the level of dividends;

•	any unfavourable conditions, regulatory or otherwise, imposed in connection with pending or future acquisitions or dispositions;

•	changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the European Commission regulating rates the Group is permitted to charge;

•	the Group’s ability to develop competitive data content and services which will attract new customers and increase average usage;

•	the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry;

•	the possibility that new marketing campaigns or efforts are not an effective expenditure;

•	the possibility that the Group’s integration efforts do not increase the speed to market for new products or improve the Group’s cost position;

•	changes in exchange rates, including particularly the exchange rate of pounds sterling to the euro, US dollar and the Japanese yen;

•	the risk that, upon obtaining control of certain investments, the Group discovers additional information relating to the businesses of that investment leading to restructuring charges or write-offs or with other negative implications;

•	changes in statutory tax rates and profit mix which would impact the weighted average tax rate;

•	changes in tax legislation in the jurisdictions in which the Group operates;

•	final resolution of open issues which might impact the effective tax rate;

•	timing of tax payments relating to the resolution of open issues; and,

•	loss of suppliers or disruption of supply chains.

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

24	| Business

Back to Contents

Risk Factors and Legal Proceedings

Risk Factors

Regulatory decisions and changes in the regulatory environment could adversely affect the Group’s business.

Because the Group has ventures in a large number of geographic areas, it must comply with an extensive range of requirements that regulate and supervise the licensing, construction and operation of its telecommunications networks and services. In particular, there are agencies which regulate and supervise the allocation of frequency spectrum and which monitor and enforce regulation and competition laws which apply to the mobile telecommunications industry. Decisions by regulators regarding the granting, amendment or renewal of licences, to the Group or to third parties, could adversely affect the Group’s future operations in these geographic areas. The Group cannot provide any assurances that governments in the countries in which it operates will not issue telecommunications licences to new operators whose services will compete with it. In addition, other changes in the regulatory environment concerning the use of mobile phones may lead to a reduction in the usage of mobile phones or otherwise adversely affect the Group. Additionally, decisions by regulators could further adversely affect the pricing for services the Group offers. Further details on the regulatory framework, in certain regions in which the Group operates, and on regulatory proceedings can be found in “Business Overview – Regulation”.

Increased competition may reduce market share or revenue.

The Group faces intensifying competition. Competition could lead to a reduction in the rate at which the Group adds new customers and to a decrease in the size of the Group’s market share as customers choose to receive mobile services, or other competing services, from other providers.

The focus of competition in many of the Company’s markets continues to shift from customer acquisition to customer retention as the market for mobile telecommunications has become increasingly penetrated. Customer deactivations are measured by the Group’s churn rate. There can be no assurance that the Group will not experience increases in churn rates, particularly as competition intensifies. An increase in churn rates could adversely affect profitability because the Group would experience lower revenue and additional selling costs to replace customers, although such costs would have a future revenue stream to mitigate the impact.

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

The Group’s operations depend in part upon the successful deployment of continuously evolving mobile telecommunications technologies. The Group uses technologies from a number of vendors and makes significant capital expenditures in connection with the deployment of such technologies. There can be no assurance that common standards and specifications will be achieved, that there will be inter-operability across Group and other networks, that technologies will be developed according to anticipated schedules, that they will perform according to expectations or that they will achieve commercial acceptance. Commercially viable 3G handsets may not be available in the timeframe required or in the amounts needed, which may reduce the potential revenue benefits from 3G services. The introduction of software and other network components may also be delayed. The failure of vendor performance or technology performance to meet the Group’s expectations or the failure of a technology to achieve commercial acceptance could result in additional capital expenditures by the Group or a reduction in profitability.

Expected benefits from the One Vodafone programme may not be realised.

The One Vodafone programme represents the Group’s plan to achieve full integration of its global operations and is designed to maximise the benefits of Vodafone’s scale and scope. The programme is premised on six core initiatives, further details of which can be found on page 13. The Group has previously stated publicly that it expects to realise operational cash flow benefits by the financial year ending 31 March 2008. These expected benefits have been formulated by management on the assumption that all of the core initiatives which comprise the One Vodafone programme generate the results anticipated and that the Group is able to take advantage of its size and exploit the associated economies of scale to their fullest extent. Management still considers these targeted cost savings and revenue enhancements to be achievable. However, no assurance can be given that the full extent of the anticipated benefits of the One Vodafone programme will be realised.

Challenging environment in Japan.

Vodafone continues to encounter difficult market conditions in Japan due to the strength of competitor offerings, specifically in 3G customer propositions. The Group has strengthened Vodafone Japan’s management team and continues with the ongoing transformation plan. However, in a constantly evolving competitive environment, no assurance can be provided with respect to Vodafone’s ability to perform in Japan either operationally or as a management team and secure a local competitive advantage.

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

Business |	25

Back to Contents

Risk Factors and Legal Proceedings continued

Please see “Business Overview – Licences and network infrastructure” for more information on expenditures in connection with the acquisition of 3G licences and expected expenditure in connection with the roll-out of 3G services. There can be no assurance that the introduction of 3G services will proceed according to anticipated schedules or that the level of demand for 3G services will justify the cost of setting up and providing 3G services. Failure or a delay in the completion of networks and the launch of new services, or increases in the associated costs, could have a material adverse effect on the Group’s operations.

The Group may experience a decline in revenue per customer notwithstanding its efforts to increase revenue from the introduction of new services.

As part of its strategy to increase usage of its networks, the Group will continue to offer new services to its existing customers, and seek to increase non-voice service revenue as a percentage of total service revenue. However, the Group may not be able to introduce commercially these new services, or may experience significant delays due to problems such as the availability of new mobile handsets or higher than anticipated prices of new handsets. In addition, even if these services are introduced in accordance with expected time schedules, there is no assurance that revenue from such services will increase ARPU.

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

Legal Proceedings

The Company and its subsidiaries are currently, and may be from time to time, involved in a number of legal proceedings, including inquiries from or discussions with governmental authorities, that are incidental to their operations. However, save as disclosed below, the Company and its subsidiaries are not involved currently in any legal or arbitration proceedings (including any governmental proceedings which are pending or known to be contemplated) which are expected to have, or have had in the twelve months preceding the date of this report, a significant effect on the financial position or profitability of the Company and its subsidiaries.

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

Between 18 September and 29 November 2002, nine complaints were filed in the United States District Court for the Southern District of New York against the Company and Lord MacLaurin, the Chairman of the Company, and Sir Christopher Gent, Sir Julian Horn-Smith and Mr. Kenneth Hydon, executive officers of the Company. The actions were brought under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by the Securities and Exchange Commission. The complaints, which purport to be brought on behalf of all purchasers of ADSs of Vodafone between 7 March 2001 and 28 May 2002, alleged that Vodafone’s financial statements and certain Vodafone financial disclosures were materially false and misleading. More specifically, the complaints alleged that, between 7 March 2001 and 28 May 2002, defendants made various material misrepresentations relating to Vodafone’s investments in fixed-wire operations, goodwill, and prior acquisitions in an effort to inflate artificially the price of Vodafone securities. The complaints sought compensatory damages in an unspecified amount, interest, reasonable costs including attorneys’ fees and experts’ fees, and equitable and/or injunctive relief as permitted by law.

The plaintiffs filed a consolidated class action complaint on 6 June 2003. On 14 October 2003, the Court ordered that the complaint be dismissed, with leave for the plaintiffs to re-plead. On 20 October 2003, the plaintiffs entered into a Stipulation dismissing the complaint against Lord Ian MacLaurin without prejudice. On 10 November 2003 the plaintiffs filed a second consolidated amended class action complaint against Vodafone, Sir Christopher Gent, Sir Julian Horn-Smith and Mr. Kenneth Hydon. On 26 March 2004, the Court dismissed without prejudice the remaining individual defendants from this action. On 7 May 2004, the plaintiffs filed a third consolidated amended class action complaint naming only the Company as a defendant. Thereafter, the parties entered into substantive discussions regarding the possibility of settling the action. Those discussions led to a mediation, following which the parties reached an agreement-in-principle to settle the claims against all defendants in exchange for a settlement payment of $24.5 million to a settlement class (the “Settlement Class”) comprised of all purchasers of Vodafone ADSs during the period from 7 March 2001 to 28 May 2002 (other than those class members that exclude themselves, or automatically are excluded, from the class). Following the mediation, Vodafone and its insurers paid $24.5 million into an escrow account to fund the settlement in the event that (i) the parties reached a definitive settlement agreement and (ii) that agreement received final approval by the Court after issuance of the necessary notices and the conduct of the necessary hearings. On 4 March 2005, the parties entered into definitive settlement documents and, on that date, participated in a conference and hearing before the Court, at which they submitted a motion for preliminary certification of the Settlement Class and preliminary approval of the settlement. On 15 March 2005, the Court entered an Order that, among other things, preliminarily certified the Settlement Class, preliminarily approved the settlement, set 23 May 2005 as the deadline for the submission by class members of objections to the settlement or requests for exclusion from the Settlement Class, and scheduled a Settlement Fairness Hearing for 22 June 2005.

A subsidiary of the Company, Vodafone 2, is responding to an enquiry by the UK Inland Revenue with regard to the UK tax treatment of its Luxembourg holding company, Vodafone Investments Luxembourg SARL (“VIL”), under the Controlled Foreign Companies section of the UK’s Income and Corporation Taxes Act 1988 (“the CFC Regime”). The enquiry by the UK Inland Revenue relates to the tax treatment of profits earned by the holding company for the accounting period ended 31 March 2001. The CFC Regime serves to subject a UK resident company to corporation tax in the UK in respect of the profits of a controlled foreign company in certain circumstances.

Vodafone 2’s position is that it is not liable to corporation tax in the UK under the CFC Regime in respect of VIL on the basis that the CFC Regime is contrary to EU law. An application for closure of the enquiry (inter alia) was made by Vodafone 2 to the Special Commissioners of the UK Inland Revenue on 1 October 2004 on the basis that the enquiry could not reasonably be continued as it is premised on UK legislation (the CFC

26	| Business

Back to Contents

Regime) which is contrary to EU law and thus invalid. In summary, it is argued that imposition of corporation tax under the CFC Regime amounts to unlawful discrimination or an unlawful restriction on the exercise of fundamental freedoms under the EU Treaty (particularly Articles 43 and 56).

On 3 May 2005 the Special Commissioners referred the matter to the European Court of Justice (the “ECJ”) requesting that a number of questions in relation to the invalidity argument be determined as a preliminary matter. Pending resolution of such questions, Vodafone 2’s application for closure of the enquiry (and, effectively, the enquiry itself) has been stayed. It is not expected that the ECJ will deliver a judgment in this matter until, at the earliest, mid 2006. The ECJ does not have jurisdiction to determine the outcome of Vodafone 2’s application rather the Special Commissioners will apply the ECJ’s judgment to the particular facts of Vodafone 2’s application.

If the ECJ decides that the CFC Regime in its entirety is invalid under EU law, then no charge to UK corporation tax can arise to Vodafone 2 with respect to VIL under the CFC Regime and the Special Commissioners will order that the Inland Revenue’s enquiry be closed. If the CFC Regime is held by the ECJ to be valid, either in part or as a whole, then it will be a matter for the Special Commissioners to apply the ECJ’s reasoning to the particular circumstances of Vodafone 2’s case. Although it is not possible to address all possible outcomes under such a scenario, it should be noted that even if the CFC Regime is held by the ECJ to be entirely lawful, Vodafone 2 would continue to resist the imposition of corporation tax liability on other grounds.

The Company has taken provisions, which at 31 March 2005 amounted to £1,757 million, for the potential UK corporation tax liability and related interest expense that may arise if the Company is not successful in its challenge of the CFC Regime. The provisions relate to the accounting period which is the subject of the proceedings and accounting periods after 31 March 2001 to date. Please see note 8 to the Company’s Consolidated Financial Statements. The Company considers these provisions are sufficient to settle any assessments that may arise from the enquiry. However, the amount ultimately paid by the Company (if any) upon resolution of the enquiry may differ materially from the amount accrued and, therefore, could have a significant effect on the profitability or cash flows of the Group in future periods. In the absence of any material unexpected developments, the Company expects to reassess the amount of this provision when the views of the ECJ become known, which is expected to be during 2006.

A number of Vodafone subsidiaries acquired 3G licences through auctions in 2000 and 2001. An appeal was filed by Vodafone UK, along with other UK mobile network operators which were granted a 3G licence, with the VAT and Duties Tribunal on 18 October 2003 for recovery of VAT on the basis that the amount of the licence fee was inclusive of VAT. The amount of this claim is approximately £888 million. In August 2004, these claims were referred, jointly, to the ECJ although no hearing date has yet been listed. A decision from the ECJ is not expected before 2006. The Group has not recognised any amounts in respect of this matter to date. In addition, the Group has made a claim for recovery of VAT in relation to 3G licence fees in Portugal and may pursue similar claims in certain other European jurisdictions.

Business |	27

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

On 19 July 2002, the European Parliament adopted Regulation No. 1606/2002 requiring listed companies in the Member States of the European Union to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) from 2005. IFRS will apply for the first time in the Group’s Annual Report for the year ending 31 March 2006. Consequently, the Group’s interim results for the six-month period ending 30 September 2005 will be presented under IFRS together with restated information for the six months ended 30 September 2004 and the year ended 31 March 2005. Further information on the effects of the adoption of IFRS can be found in “Information on International Financial Reporting Standards” on pages 138 to 140.

Vodafone Group Plc is the world’s leading mobile telecommunications company, with equity interests in 26 countries across Europe, the United States and Asia Pacific at 31 March 2005. The Group had 154.8 million registered proportionate mobile customers based on ownership interests at 31 March 2005. Partner Network arrangements extend the Group’s footprint by a further 14 countries. As the world’s mobile telecommunications leader, the Group’s vision is to be the world’s mobile communications leader enriching our customers’ lives through the unique power of mobile communications. See “Business Overview – Business strategy”.

The Group currently provides a range of voice and data communication services, including SMS, MMS and other data services. Services are provided to both consumers and corporate customers, through a variety of both prepaid and contract tariff arrangements.

In the majority of the Group’s controlled networks, services are offered over a GSM network, on which a GPRS service is also provided. Where licences have been issued, the Group has also secured 3G licences in all jurisdictions in which it operates through its subsidiary undertakings and continues to rollout mobile 3G network infrastructure. See “Business Overview – Licences and network infrastructure”.

The Group faces a number of significant risks that may impact on its future performance and activities. Please see “Risk Factors and Legal Proceedings”.

Presentation of Information

In the discussion of the Group’s reported financial position and results, information in addition to that contained within the Consolidated Financial Statements is presented, including the following:

Customers

Mobile customer

A mobile customer is defined as a subscriber identity module (“SIM”) or, in territories where SIMs do not exist, a unique mobile telephone number which has access to the network for any purpose (including data only usage) except telemetric applications. Telemetric applications include, but are not limited to, asset and equipment tracking and mobile payment / billing functionality (for example, vending machines and meter readings) and include voice enabled customers whose usage is limited to a central service operation (for example, emergency response applications in vehicles).

Proportionate customers

The proportionate customer number represents the number of mobile customers in ventures which the Group either controls or invests, based on the Group’s ownership in such ventures.

Activity level

Active customers are defined as customers who have made or received a chargeable event in the last three months.

The active customers are expressed as a percentage of the closing customer base. Contract and prepaid activity is reported separately.

Vodafone live! active device

A handset or device equipped with the Vodafone live! portal which has made or received a chargeable event in the last month.

3G device

A handset or device capable of accessing 3G data services.

ARPU

ARPU is calculated as service revenue divided by the weighted average number of customers in the period.

Average monthly ARPU represents total ARPU in an accounting period divided by the number of months in the period.

This performance indicator is commonly used in the mobile telecommunications industry and by Vodafone management to compare service revenue to prior periods and internal forecasts. Management believes that this measure provides useful information for investors regarding trends in customer revenue derived from mobile telecommunications services and the extent to which customers change their use of mobile services and the network from period to period.

28	| Performance

Back to Contents

Back to Operating and Financial Review and Prospects Contents

Churn

Churn is calculated as total gross customer disconnections divided by average total customers in the period. Stated churn figures are twelve month average figures.

Organic growth

The percentage movements in organic growth are presented to reflect operating performance on a comparable basis. Where a subsidiary or associated undertaking was newly acquired or disposed of in the current or prior year, the Group adjusts, under organic growth calculations, the results for the current and prior year to remove the amount the Group earned in both periods as a result of the acquisition or disposal of subsidiary or associated undertakings. Where the Group increases, or decreases, its ownership interest in an associated undertaking in the current or prior year, the Group’s share of results for the prior year is restated at the current year’s ownership level. A further adjustment in organic calculations excludes the effect of exchange rate movements by restating the prior period’s results as if they had been generated at the current period’s exchange rates. Management believes that these measures provide useful information to assist investors in assessing the Group’s operating performance from period to period.

Trading results

The following metrics are used in the discussion of trading results.

Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.

Voice revenue

Voice revenue is service revenue related to the provision of voice services.

Non-voice service revenue

Non-voice service revenue includes, but is not limited to, all revenue related to the provision of SMS and MMS, downloads, Internet browsing and other data services.

Messaging revenue

Messaging revenue includes all SMS and MMS revenue including wholesale messaging revenue, revenue from the use of messaging services by Vodafone customers roaming away from their home network and customers visiting the local network.

Data revenue

Data revenue includes all non-voice service revenue, excluding messaging revenue.

Other revenue

Other revenue comprises all non-service revenue, including, but not limited to, equipment and accessory revenue and connection and upgrade fees.

Net other revenue

This measure is presented in the trading results for the mobile telecommunications business and the Group’s key markets. Net other revenue excludes revenue relating to acquisition and retention activities as such revenue is deducted from acquisition and retention costs in the trading results. The Group believes that this basis of presentation provides useful information for investors regarding trends in net subsidies with respect to the acquisition and retention of customers and facilitates comparability of results with other companies operating in the mobile telecommunications business.

Net acquisition costs

This measure comprises the total of connection fees, trade commissions and equipment costs, net of related revenue, relating to new customer connections. This performance indicator is commonly used in the mobile telecommunications industry and by Vodafone management to compare net subsidies provided to acquire customers to prior periods and internal forecasts. Management believes that this measure provides useful information for investors regarding trends in net subsidies to acquire customers for mobile telecommunications services from period to period.

Net retention costs

This measure comprises the total of upgrade fees, trade commissions, costs of loyalty schemes and equipment costs, net of related revenue, relating to customer retention and upgrades. This performance indicator is commonly used in the mobile telecommunications industry and by Vodafone management to compare net subsidies provided to retain customers to prior periods and internal forecasts. Management believes that this measure provides useful information for investors regarding trends in net subsidies to retain customers for mobile telecommunications services from period to period.

Depreciation and amortisation

This measure includes the profit or loss on disposal of fixed assets but excludes goodwill amortisation.

Critical Accounting Estimates

The Group prepares its Consolidated Financial Statements in accordance with UK GAAP, the application of which often requires judgements to be made by management when formulating the Group’s financial position and results. Under UK GAAP, the directors are required to adopt those accounting policies most appropriate to the Group’s circumstances for the purposes of giving a true and fair view and to review them regularly. The Group also prepares a reconciliation of the Group’s revenue, net loss and shareholders’ equity between UK GAAP and US GAAP.

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

The discussion below should also be read in conjunction with the Group’s disclosure of material UK GAAP accounting policies, which is provided in note 2 to the Consolidated Financial Statements, “Accounting policies”, on pages 82 to 84, and with the description of the Group’s US GAAP accounting policies and other US GAAP related disclosures provided on pages 126 to 136.

Management has discussed its critical accounting estimates and associated disclosures with the Company’s Audit Committee.

Goodwill and intangible assets

The relative size of the Group’s goodwill and other intangible assets makes a number of judgements surrounding the determination of their carrying value, and related amortisation, critical to the Group’s financial position and performance.

At 31 March 2005, intangible assets, including goodwill attributable to the acquisition of interests in associated undertakings, amounted to £99,718 million (2004: £111,773 million), and represented 82% (2004: 83%) of the Group’s total fixed assets. In addition, a further £1,190 million of goodwill is charged against reserves (2004: £1,190 million).

The charge for goodwill amortisation is included within operating profit as a separate category of administrative expenses. The charge for amortisation of capitalised licence and spectrum fees is included within cost of sales.

Performance |	29

Back to Contents

Back to Operating and Financial Review and Prospects Contents

Operating and Financial Review and Prospects continued

Goodwill, including associated charges for amortisation, affects all of the Group’s reported segments. However, given that the majority of the current goodwill asset arose in connection with the Mannesmann acquisition, the Group’s results for Germany and Italy are most affected, individually representing £6,824 million and £3,779 million, respectively, of the £14,700 million total charge for goodwill amortisation.

US GAAP

Under US GAAP, the accounting treatment for goodwill and other intangible assets is different to that required by UK GAAP and represents the most significant adjustment made to the Group’s results and financial position under UK GAAP when reconciling to US GAAP. For acquisitions prior to 29 September 2004, the key difference from UK GAAP is that for the acquisition of mobile network businesses, the residual purchase price is allocated to the licences, as opposed to goodwill under UK GAAP. However, subsequent to this date and due to the SEC prohibition of this residual method of accounting, licences will be valued using a direct valuation approach, with the residual being allocated to goodwill. For other acquisitions, the residual has been and will continue to be allocated to goodwill.

Other principal differences are:

a)	The allocation of the surplus of the residual purchase price, over the fair value attributed to the share of net tangible assets acquired, to identifiable intangible assets including licences in addition to goodwill under US GAAP as opposed to only goodwill under UK GAAP;

b)	The US GAAP deferred tax treatment of intangible assets, which increases acquisition liabilities and consequently the residual purchase price; and

c)	The difference in goodwill arising as a result of the different basis by which the purchase price is derived under US GAAP.

Of these adjustments, the only one to involve significant management judgement and estimation is the allocation of the purchase price. Allocation of the purchase price affects the future results of the Group under US GAAP, as finite-lived intangible assets are amortised whereas indefinite-lived intangible assets are not amortised, and could result in differing amortisation charges based on the allocation to goodwill, indefinite-lived intangible assets and finite-lived intangible assets.

Bases of amortisation

Goodwill

Once capitalised, goodwill is amortised on a straight line basis over its estimated useful economic life.

Other intangible assets

Other intangible assets primarily represent the Group’s aggregate amounts spent on the acquisition of 2G and 3G licences, stated after deduction of related amortisation charges.

Since revenue cannot be generated until a network is available for commercial service, amortisation of capitalised licences begins at this time. As networks are typically brought into service over a period of time, the charge for amortisation is initially calculated by reference to the capacity of the network compared to capacity at network maturity. For this purpose, network maturity is determined as being reached after a maximum period of five years from service launch. Thereafter, amortisation is on a straight line basis over its remaining useful economic life. Management considers this policy is the appropriate method of matching the amortisation with the economic benefit derived from the licences.

If the licences were amortised over their economic life on a straight line basis, the annual amortisation charge would be higher in the period to network maturity and lower thereafter.

US GAAP

Goodwill and other indefinite-lived intangible assets are not amortised but reviewed annually for impairment. Impairment reviews are discussed in more detail below. The majority of the Group’s intangible assets, primarily 2G and 3G licences, are finite-lived and are amortised over their estimated economic life on a straight line basis, which commences when the network is available for commercial service.

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

Other intangible assets

For licence and spectrum fees, the estimated useful economic life is, generally, the term of the licence, unless there is a presumption of renewal. Using the licence term reflects the period over which the Group will receive economic benefit. For technology specific licences with a presumption of renewal, the estimated useful economic life reflects the Group’s expectation of the period over which the Group will continue to receive economic benefit from the licence. The economic lives are periodically reviewed, taking into consideration such factors as changes in technology. Historically, any changes to economic lives have not been material following these reviews.

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

Historically, changes in useful economic lives have not resulted in material changes to the Group’s depreciation charge.

30	| Performance

Back to Contents

Back to Operating and Financial Review and Prospects Contents

Cost capitalisation

Cost includes the total purchase price and labour costs associated with the Group’s own employees to the extent that they are directly attributable to construction costs, or where they comprise a proportion of a department directly engaged in the purchase or installation of a fixed asset. Management judgement is involved in determining the appropriate internal costs to capitalise and the amounts involved. For the year ended 31 March 2005, internal costs capitalised represented approximately 6% of expenditure on tangible fixed assets and approximately 4% of total operating expenses, excluding goodwill amortisation.

Impairment reviews

Asset recoverability is an area involving management judgement, requiring assessment as to whether the carrying value of assets can be supported by the net present value of future cash flows derived from such assets using cash flow projections which have been discounted at an appropriate rate. In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters, as noted below.

UK GAAP requires management to undertake a review for impairment if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Group management currently undertakes a review of goodwill, intangible assets and investments in associated undertakings at least annually to consider whether a full impairment review is required.

US GAAP

Under US GAAP, the requirements differ from UK GAAP and the principal differences are:

•	For finite-lived intangible assets and tangible assets, the carrying value is compared to undiscounted future cash flows to determine if the asset or asset group is recoverable. If the carrying value exceeds the undiscounted cash flows, the carrying value is not recoverable and the asset or asset group is written down to the net present value of future cash flows derived in a manner similar to UK GAAP.

•	For the period to 31 December 2004, the recoverability of indefinite-lived intangible fixed assets was assessed by comparing the carrying value to the fair value. The fair value is determined by deducting the fair value of all other assets within a cash-generating unit from the total fair value of that unit.

•	On 1 January 2005, the Group adopted Emerging Issue Task Force (“EITF”) Topic D-108. Under this standard, indefinite-lived intangibles assets other than goodwill are now tested for impairment by comparing the carrying amount with the fair value of the asset determined on a standalone basis. The cumulative effect on net loss of adopting this standard was £6,177 million, net of related taxes of £5,239 million.

Assumptions

There are a number of assumptions and estimates involved in calculating the net present value of future cash flows from the Group’s businesses including:

•	Management’s expectations of growth in revenue, including those relating to the achievement the Group’s strategy on data products and services;

•	Changes in operating margin;

•	Timing and quantum of future capital expenditure;

•	Uncertainty of future technological developments;

•	Long term growth rates; and

•	The selection of discount rates to reflect the risks involved.

The Group prepares and internally approves formal ten-year plans for its businesses and uses these as the basis for its impairment reviews. For periods beyond the ten-year plans, forecast growth rates do not exceed nominal gross domestic product

(“GDP”) for mobile network operators, using forecast nominal GDP rates from external sources, and are below nominal GDP for other businesses.

Changing the assumptions selected by management, in particular the discount rate and growth rate assumptions used in the cash flow projections, could significantly affect the Group’s results. The Group’s review includes the key assumptions related to sensitivity in the cash flow projections.

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

The growth in complexity of the Group’s structure following its rapid expansion geographically over the past few years has made the degree of estimation and judgement more challenging. The resolution of issues is not always within the control of the Group and it is often dependent on the efficiency of the legal processes in the relevant taxing jurisdictions in which the Group operates. Issues can, and often do, take many years to resolve. Payments in respect of tax liabilities for an accounting period result from payments on account and on the final resolution of open items. As a result, there can be substantial differences between the tax charge in the profit and loss account and tax payments.

Recognition of deferred tax assets

The recognition of deferred tax assets is based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in the future, against which the reversal of timing differences can be deducted. Recognition, therefore, involves judgement regarding the future financial performance of the particular legal entity or tax group in which the deferred tax asset has been recognised.

Historical differences between forecast and actual taxable profits have not resulted in material adjustments to the recognition of deferred tax assets.

Non-discounting of deferred tax assets and liabilities

UK GAAP permits, and US GAAP prescribes, calculating deferred tax assets or liabilities on an undiscounted basis. It is the Group’s accounting policy to measure deferred tax on an undiscounted basis. If deferred tax liabilities were calculated using discounting techniques, the Group’s UK GAAP net deferred tax liability would be lower.

Revenue recognition and presentation

Turnover from mobile telecommunications comprises amounts charged to customers in respect of monthly access charges, airtime charges, messaging, the provision of other mobile telecommunications services, including data services and information provision, fees for connecting customers to a mobile network, revenue from the sale of equipment, including handsets, and revenue arising from the Group’s Partner Network agreements.

Deferral period

Customer connection fees, when combined with related equipment revenue, in excess of the fair value of the equipment are deferred and recognised over the expected life of the customer relationship. The life is determined by reference to historical customer churn rates. An increase in churn rates would reduce the customer relationship life and accelerate revenue recognition. Historically, changes in churn rates have been insufficient to impact the expected customer relationship life.

Any excess upgrade or tariff migration fees over the fair value of equipment provided are deferred over the average upgrade or tariff migration period as appropriate. This time period is calculated based on historical activity of customers who upgrade or

Performance |	31

Back to Contents

Back to Operating and Financial Review and Prospects Contents

Operating and Financial Review and Prospects continued

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

US GAAP

For the period to 30 September 2003, the Group applied US Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”, which resulted in the Group’s connection revenue being accounted for in a different way to that prescribed under UK GAAP and described above. SAB 101 specifies that performance is viewed from the perspective of the customer and takes place over the estimated life of the customer relationship.

Deferring connection revenue and associated costs over the estimated life of the customer relationship, using the methodology required under SAB 101, resulted in the Group’s revenue for the 2003 financial year being reduced by £1,760 million. Profits were materially unaffected by this adjustment as a broadly equal amount of costs was also deferred.

For all new contracts entered into from 1 October 2003, the Group has adopted the requirements of EITF Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. The adoption of EITF 00-21 substantially aligned the Group’s US GAAP revenue recognition policy with UK GAAP.

As contracts entered into before 1 October 2003 are accounted for in accordance with SAB 101, the related deferred connection revenue, and related costs, will continue to be recognised over the remaining life of the customer relationship. For the 2005 financial year, the Group’s revenue under US GAAP increased by £1,223 million (2004: £188 million), as a result of following the methodology under SAB 101 to 30 September 2003 and EITF 00-21 thereafter. At 31 March 2005, deferred revenue accounted for in accordance with SAB 101 amounted to £2,344 million (2004: £3,737 million).

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

Foreign Currency Translation

The Company publishes its Consolidated Financial Statements in pounds sterling. However, the majority of the Company’s subsidiary and associated undertakings report their turnover, costs, assets and liabilities in currencies other than pounds sterling and the Company translates the turnover, costs, assets and liabilities of those subsidiary and associated undertakings into pounds sterling when preparing its Consolidated

Financial Statements. Consequently, fluctuations in the value of pounds sterling versus other currencies could materially affect the amount of these items in the Consolidated Financial Statements, even if their value has not changed in their original currency.

The following table sets out the pounds sterling exchange rates of the other principal currencies of the Group, being: “euros”, “€” or “eurocents”, the currency of the EU Member States which have adopted the euro as their currency, “yen” or “¥”, the currency of Japan, and “US dollars”, “$”, “cents” or “¢”, the currency of the United States.

	At / year ended 31 March		Change
Currency (=£1)	2005	2004	%

Average:
Euro	1.47	1.44	2
Yen	198.2	191.5	3
US dollar	1.84	1.69	9
At 31 March:
Euro	1.46	1.50	(3)
Yen	202.4	191.2	6
US dollar	1.89	1.84	3

Merely for convenience, this Annual Report contains translations of certain pounds sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pounds sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations of pounds sterling into US dollars have been made at $1.8888 per £1.00, the Noon Buying Rate in the City of New York for cable transfers in sterling amounts as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on 31 March 2005. The Noon Buying Rate on 23 May 2005 was $1.8288 per £1.00.

The following table sets out, for the periods and dates indicated, the period end, average, high and low Noon Buying Rates for pounds sterling expressed in US dollars per £1.00, to two decimal places.

Years ended
31 March	Period end	Average	High	Low

2001	1.42	1.47	1.60	1.40
2002	1.42	1.43	1.48	1.37
2003	1.58	1.54	1.65	1.43
2004	1.84	1.69	1.90	1.55
2005	1.89	1.85	1.96	1.75

Month	High	Low

November 2004	1.91	1.83
December 2004	1.95	1.91
January 2005	1.91	1.86
February 2005	1.92	1.85
March 2005	1.93	1.86
April 2005	1.92	1.87
May 2005(1)	1.91	1.82

Note:
(1)	In respect of May 2005, for the period from 1 May to 23 May 2005, inclusive.

Inflation

Inflation has not had a significant effect on the Group’s results of operations and financial condition during the three years ended 31 March 2005.

32	| Performance

Back to Contents

Back to Operating and Financial Review and Prospects Contents

Operating Results

Group overview

The Group has amended its segmental disclosure of turnover to a gross of intercompany turnover basis, rather than a net of intercompany turnover basis as previously disclosed, in order to facilitate analysis of the performance of the Group and as part of the Group’s preparations for the introduction of IFRS. There is no impact on total Group turnover, which continues to be stated on a net of intercompany turnover basis. In addition, a more detailed analysis of the results of the Group’s mobile telecommunications (“mobile”) business and certain key markets has been provided, on a basis consistent with internal measures, to facilitate management’s discussion of the results.

	Years ended 31 March
	2005	2004	2003
	£m	£m	£m

Turnover
Mobile telecommunications	33,184	31,915	27,847
Other operations	1,108	2,128	3,540
Less: turnover between mobile and other operations	(159)	(484)	(1,012)

	34,133	33,559	30,375

Total Group operating loss	(4,111)	(4,230)	(5,451)
Mobile telecommunications(1)	10,875	10,729	9,170
Other operations(1)	29	20	11

	10,904	10,749	9,181
Goodwill amortisation	(14,700)	(15,207)	(14,056)
Exceptional operating items	(315)	228	(576)
Exceptional non-operating items	13	(103)	(5)
Net interest expense	(604)	(714)	(752)
Taxation	(2,236)	(3,154)	(2,956)

Loss on ordinary activities after taxation	(6,938)	(8,201)	(9,164)

Loss for the financial year	(7,540)	(9,015)	(9,819)

Notes:
(1)	before goodwill amortisation and exceptional operating items

2005 financial year compared to 2004 financial year

Turnover increased by 2% to £34,133 million in the year ended 31 March 2005, comprising organic growth of 6%, offset by unfavourable movements in exchange rates of 2% and the effect of acquisitions and disposals, principally the disposal of Japan Telecom, of 2%. The foreign exchange impact primarily arose due to the relative strength of sterling in the first half of the financial year compared to the prior period, partially offset by a relative weakening in the second half.

After goodwill amortisation and exceptional items, the Group reported a total operating loss of £4,111 million, compared with a loss of £4,230 million for the prior year. The charges for goodwill amortisation, which do not affect the cash flows of the Group or the ability of the Company to pay dividends, fell by 3% to £14,700 million, principally as a result of the impact of foreign exchange movements. Following the Group’s transition to IFRS in the 2006 financial year, no goodwill amortisation charges will be incurred. The exceptional operating items moved from a £228 million net credit in the prior financial year, due principally to expected recoveries and provision releases in relation to a contribution tax levy on Vodafone Italy, to a £315 million charge in the 2005 financial year due to an impairment of the carrying value of the goodwill relating to Vodafone Sweden.

Before goodwill amortisation and exceptional items, total Group operating profit increased by 1% to £10,904 million, with organic growth of 5%, broadly in line with the growth in turnover. Unfavourable exchange rate movements represented 3% of the difference between reported and organic growth, whilst acquisitions and disposals reduced reported growth by a further 1%.

Mobile telecommunications
	Years ended 31 March
	2005	2004	Change
	£m	£m	%

Total service revenue	29,322	28,249	4
Other revenue(1)	3,862	3,666	5

	33,184	31,915	4

Trading results:
Voice services	24,349	23,708	3
Non-voice services	4,973	4,541	10

Total service revenue	29,322	28,249	4
Net other revenue(1)	557	512	9
Interconnect costs	(4,311)	(4,137)	4
Other direct costs	(1,975)	(2,004)	(1)
Net acquisition costs(1)	(2,051)	(1,897)	8
Net retention costs(1)	(1,914)	(1,638)	17
Payroll(2)	(2,091)	(2,016)	4
Other operating expenses(2)	(4,693)	(4,802)	(2)
Depreciation and amortisation(3)	(4,971)	(4,197)	18
Share of operating profit in
associated undertakings	3,002	2,659	13

Total Group operating profit(2)(3)	10,875	10,729	1

Notes:
(1)	Turnover for the mobile telecommunications business includes revenue of £3,305 million (2004: £3,154 million) which has been deducted from acquisition and retention costs and excluded from other revenue in the trading results
(2)	Before exceptional items
(3)	Before goodwill amortisation

Performance	33

Back to Contents

Back to Operating and Financial Review and Prospects Contents

Operating and Financial Review and Prospects continued

Turnover

Turnover in the mobile business increased by 4%, or 5% on an organic basis, for the year ended 31 March 2005. The increase in turnover was driven principally by organic service revenue growth, at constant exchange rates, of 5%, which improved principally as a result of a 9% increase in the Group’s average controlled customer base and 10% growth in total voice usage compared to the prior year, offset by the effect of regulatory and competitive pressures on pricing and the increase in the proportion of prepaid customers across the Group.

Voice revenue improved by 4% on an organic basis, following an increase in voice usage, partially offset by tariff reductions due to increased competition and lower termination rates.

Non-voice service revenue increased to £4,973 million for the year ended 31 March 2005, or by 11% on an organic basis. Messaging revenue continued to represent the largest component of non-voice revenue at £3,589 million for the financial year, a 7% increase over the previous financial year. Non-messaging data revenue increased by 17% to £1,384 million as the Group continued to drive adoption of consumer services, such as Vodafone live! and Vodafone live! with 3G, and business offerings, including the Vodafone Mobile Connect data card and BlackBerry from Vodafone. Japan generates the highest level of non-messaging data revenue in the Group and, following the loss of higher value customers and an increased proportion of prepaid customers with access to only basic data services, its non-messaging data revenue reduced by 7% to £816 million in the 2005 financial year.

Other revenue increased to £3,862 million, principally due to growth in revenue related to acquisition and retention activities to £3,305 million, being 7% on an organic basis. The increase has arisen principally from higher levels of gross additions and upgrades in the year, partially offset by a reduction in the average handset sales price.

Total Group operating profit before goodwill amortisation and exceptional items

Total Group operating profit, before goodwill amortisation and exceptional items, increased by 1% to £10,875 million, comprising organic growth of 4% offset by unfavourable exchange rate movements, particularly the strengthening of sterling against the euro and the US dollar.

Acquisition and retention costs, net of attributable revenue, increased by 12% to £3,965 million. The increase was primarily driven by higher customer growth in the UK and Spain and increased investment in retention activities in the UK and Japan. Other operating expenses as a percentage of service revenue reduced from 17.0% to 16.0% as the Group continued to realise cost efficiencies, particularly in network and IT costs.

Depreciation and licence amortisation charges increased by 18% following the commencement of 3G services in a number of the Group’s controlled mobile businesses. Licence amortisation amounted to £412 million in the year compared to £98 million in the prior year.

The Group’s share of operating profit, before goodwill amortisation and exceptional items, in associated undertakings grew strongly, primarily due to growth at Verizon Wireless in the US.

Non-mobile telecommunications

Turnover from other operations decreased by 48% to £1,108 million in the year ended 31 March 2005, principally as a result of the deconsolidation of Japan Telecom from 1 October 2003. Group operating profit, before goodwill amortisation and exceptional items, increased by 45% to £29 million, principally as a result of operational efficiencies in Arcor.

Exceptional operating items

The exceptional operating cost of £315 million in the year ended 31 March 2005 is due to an impairment charge in relation to the carrying value of goodwill of Vodafone Sweden. The impairment results from recent fierce price competition in the Swedish market combined with onerous 3G licence obligations. Net exceptional operating income for the previous financial year of £228 million comprised £351 million of expected recoveries and provision releases in relation to a contribution tax levy on Vodafone Italy, net of £123 million of restructuring costs, principally in the UK.

In accordance with accounting standards the Group regularly monitors the carrying value of its fixed assets. A review was undertaken as at 31 March 2005 to assess whether the carrying value of assets was supported by the net present value of future cash flows derived from assets using cash flow projections for each asset in respect of the period to 31 March 2015. The results of the review undertaken as at 31 March 2005 indicated that an impairment charge of £315 million was necessary in respect of goodwill held in relation to Vodafone Sweden.

Exceptional non-operating items

The net exceptional non-operating credit for the year ended 31 March 2005 of £13 million (2004: charge of £103 million) principally relates to profits on disposal of fixed asset investments. The prior year charge principally related to a loss on disposal of the Japan Telecom fixed line operations.

Net interest payable
	Years ended 31 March
	2005	2004	Change
	£m	£m	%

Group net interest payable	151	310	(51)
Dividends from investments	(19)	(26)	(27)
Potential interest charges arising on settlement of outstanding tax issues	261	215	21

Group net interest payable	393	499	(21)
Share of associated undertakings	211	215	(2)

Total Group net interest payable	604	714	(15)

Group net interest payable before dividends from investments has fallen by 51% to £151 million, primarily reflecting a reduction in average net debt. Group net interest payable was covered 37 times by operating cash flow plus dividends received from associated undertakings.

Taxation

The effective rate of taxation for the year ended 31 March 2005 is (47.6)% compared to (62.5)% for the year ended 31 March 2004. This rate includes the impact of goodwill amortisation and exceptional items, which may not be taxable or deductible for tax purposes. Aside from non-tax deductible goodwill, which results in a negative effective tax rate, the Group’s tax charge has benefited from the finalisation of the reorganisation of the Group’s German operations in the current period, which has outweighed the impact of reduced tax incentives in Italy and the absence of last year’s one-off benefit from the restructuring of the Group’s associated undertakings in France.

The Group’s tax charge has also benefited from exceptional current and deferred tax credits of £599 million, which relate to tax losses in Vodafone Holdings K.K. becoming eligible for offset against the profits of Vodafone K.K. following the merger of the two entities on 1 October 2004. The tax credit was recognised following shareholder and regulatory approval of the transaction in the period.

Please refer to note 8 to the Consolidated Financial Statements for a discussion of factors affecting the tax charge in future years.

Basic loss per share

Basic loss per share, after goodwill amortisation and exceptional items, improved from a loss per share of 13.24 pence to a loss per share of 11.39 pence for the year ended 31 March 2005. The loss per share includes a charge of 22.21 pence per share (2004: 22.33 pence per share) in relation to the amortisation of goodwill and a credit of 0.41 pence per share (2004: charge of 0.01 pence per share) in relation to exceptional items.

34	| Performance

Back to Contents

Back to Operating and Financial Review and Prospects Contents

2004 financial year compared to 2003 financial year

Turnover

Turnover increased 10% to £33,559 in the 2004 financial year, resulting from organic growth (10%) and changes in exchange rates (4%), partially offset by the impact of acquisitions and disposals. The foreign exchange impact primarily arose due to a stronger euro. The impact of acquisitions and disposals resulted mainly from the disposal of Japan Telecom.

Mobile telecommunications

	Years ended 31 March
	2004	2003	Change
	£m	£m	%

Service revenue:
– Voice	23,708	21,201	12
– Non-voice	4,541	3,622	25

Subtotal	28,249	24,823	13
Equipment & other	3,666	3,024	21

Total mobile revenue	31,915	27,847	15

The principal component of the increase in turnover from mobile telecommunications arose from service revenue growth of 13%, driven primarily by growth in the Group’s controlled customer base, which increased by 9% over the 2003 financial year.

ARPU for the year ended 31 March 2004 was up 4% in Italy and 8% in the UK, and down 7% and 1% in Japan and Germany, respectively, compared with the year ended 31 March 2003. Total outgoing voice usage in controlled mobile businesses increased by 11% to 154.8 billion minutes for the year ended 31 March 2004, although the effect on ARPU was partially offset by tariff reductions and regulatory intervention. Lower termination rates, resulting from regulatory changes, reduced service revenue by an estimated £0.3 billion in the year.

Another key driver of the growth in service revenue was the continued success of the Group’s data product and service offerings. Revenue from data services increased 25% to £4,541 million for the year ended 31 March 2004 and represented 16.1% of service revenue in the Group’s controlled mobile subsidiaries for the twelve months ended 31 March 2004, compared with 14.5% for the 2003 financial year. SMS revenue continued to represent the largest component of both the level of and growth in data revenue. Non-messaging data revenue increased to 4.2% of service revenue from 3.6% in the prior financial year as a result of the increased focus on providing value-added services, particularly through Vodafone live!, the Group’s business offerings and the increased penetration of data services into the Group’s customer base.

Mobile equipment and other turnover increased 21% to £3,666 million, due to revenue from non-Vodafone customers acquired as a result of the acquisition of service providers in the UK and increased acquisition and retention activity. Excluding this revenue, mobile equipment and other turnover increased slightly as a result of higher gross connections and upgrades.

Non-mobile businesses

Turnover from other operations decreased by 40% to £2,128 million in the year ended 31 March 2004, principally as a result of the deconsolidation of Japan Telecom from 1 October 2003, and the disposal of the Telematik business by Arcor in the previous year.

Operating loss

After goodwill amortisation and exceptional items, the Group reported a total operating loss of £4,230 million for the year ended 31 March 2004, compared with a loss of £5,451 million for the previous year. The £1,221 million reduction in the total operating loss arose as a result of a £228 million credit in respect of exceptional operating items in the year ended 31 March 2004, compared with an expense of £576 million in the prior year, and a £1,568 million increase in operating profit before goodwill amortisation and exceptional items, partially offset by a £1,151 million increase in the goodwill amortisation charge. The charges for goodwill amortisation, which do not affect the cash flows of the Group or the ability of the Company to pay dividends, increased by 8% to £15,207 million, principally as a result of the impact of foreign exchange movements.

Expenses

	Years ended 31 March
	2004	2003
	% of turnover	% of turnover

Direct costs(1)	39.9	38.9
Operating expenses(1)	22.5	24.1
Depreciation and amortisation(2)	13.6	13.6

Notes:
(1)	Before exceptional items
(2)	Before goodwill amortisation

Direct costs include interconnect costs and gross acquisition and retention costs as well as other direct costs. Operating expenses include payroll costs and other operating expenses.

The increase in direct costs as a percentage of turnover was principally due to an increase in the proportion of acquisition and retention costs, primarily following the acquisition of a number of service providers in the UK. Acquisition and retention costs net of equipment revenue as a percentage of service revenue, for the Group’s controlled mobile businesses, increased to 12.6%, compared with 12.3% for the comparable period. This was partially offset by the disposal of Japan Telecom.

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

Exceptional operating items

Net exceptional operating income for the year ended 31 March 2004 of £228 million comprises £351 million of recoveries and provision releases in relation to a contribution tax levy on Vodafone Italy, net of £123 million of restructuring costs principally in Vodafone UK. Net exceptional operating charges of £576 million were charged in the year ended 31 March 2003, comprising £485 million of impairment charges in relation to the Group’s interests in Japan Telecom and Grupo Iusacell, and £91 million of reorganisation costs relating to the integration of Vizzavi into the Group and related restructuring.

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

Performance |	35

Back to Contents

Back to Operating and Financial Review and Prospects Contents

Operating and Financial Review and Prospects continued

Exceptional non-operating items

Net exceptional non-operating charges for the year ended 31 March 2004 of £103 million principally relate to a loss on disposal of the Japan Telecom fixed line operations. In the prior year, net exceptional non-operating charges of £5 million mainly represented a profit on disposal of fixed asset investments of £255 million, principally relating to the disposal of the Group’s interest in Bergemann GmbH, through which the Group’s 8.2% stake in Ruhrgas AG was held, offset by an impairment charge in respect of the Group’s investment in China Mobile of £300 million.

Loss on ordinary activities before interest

The Group’s loss on ordinary activities before interest fell by 21% to £4,333 million for the year ended 31 March 2004 due to a reduction in the total operating loss of £1,221 million offset by an increase in charge for exceptional non-operating items of £98 million.

Net interest payable

Net interest payable, including the Group’s share of the net interest expense of joint ventures and associated undertakings, decreased from £752 million for the year ended 31 March 2003 to £714 million for the year ended 31 March 2004.

The Group net interest cost for the year ended 31 March 2004 increased to £499 million, including £215 million (2003: £55 million) relating to potential interest charges arising on settlement of a number of outstanding tax issues, from £457 million for the prior year and was covered 28 times by operating cash flow plus dividends received from associated undertakings. The Group’s share of the net interest expense of associated undertakings and joint ventures decreased from £295 million to £215 million, principally as a result of the sale of the Group’s stake in Grupo Iusacell.

Taxation

The effective rate of taxation for the year ended 31 March 2004 was (62.5)% compared with (47.6)% for the year ended 31 March 2003. The effective rate includes the impact of goodwill amortisation and exceptional items, which may not be deductible for tax purposes. Aside from the negative impact of non-tax deductible goodwill amortisation on the effective tax rate, the Group’s tax charge has benefited further from the restructuring of the Group’s Italian operations in the prior year, from the current year restructuring of the French operations, from a fall in the Group’s weighted average tax rate and from other tax incentives. These benefits outweighed the absence of the one-off benefit arising from the restructuring of the German group in the previous year.

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

Review of operations

Please refer to the summary of Key Performance Indicators on page 44 and note 3 of the Consolidated Financial Statements.

In October 2004, the Group announced a new organisational structure effective from 1 January 2005. The following results are presented in accordance with the new reporting structure.

2005 financial year compared to 2004 financial year

Mobile businesses

Germany

	Years ended 31 March			Local currency
	2005	2004	Change	change
	£m	£m	%	%

Turnover	5,684	5,536	3	5

Trading results
Voice services	4,358	4,254	2	4
Non-voice services	962	895	7	9

Total service revenue	5,320	5,149	3	5
Net other revenue(1)	122	155	(21)	(20)
Interconnect costs	(734)	(725)	1	3
Other direct costs	(314)	(334)	(6)	(4)
Net acquisition costs(1)	(348)	(367)	(5)	(3)
Net retention costs(1)	(330)	(321)	3	5
Payroll	(409)	(390)	5	7
Other operating
expenses	(668)	(675)	(1)	1
Depreciation and
amortisation(2)	(976)	(751)	30	32

Operating profit(2)	1,663	1,741	(4)	(3)

Notes:
(1)	Turnover includes revenue of £242 million (2004: £232 million) which has been excluded from other revenue and deducted from acquisition and retention costs in the trading results.
(2)	Before goodwill amortisation

Vodafone has built on its strong position in the German mobile market following the successful launch of 3G services and consolidated its overall position.

A 9% growth in the average customer base compared to the prior year was the main driver of the 5% increase in service revenue in local currency. Customer growth was strong as a result of successful and competitively priced, but low subsidy, offerings which had a dilutive effect on ARPU. The offerings included partner cards, which offer a second SIM card without a handset to contract customers at a low monthly cost to the customer, and SIM only prepaid promotions, which attracted a substantial proportion of prepaid customers in the second half of the financial year. ARPU, and consequently service revenue growth, in the second half of the financial year was also impacted by a reduction in the mobile call termination rate from 14.3 eurocents to 13.2 eurocents in December 2004. A further cut to 11.0 eurocents in December 2005 has also been agreed with Deutsche Telekom.

Non-voice service revenue increased due to the success of non-messaging data offerings, the revenue from which increased by 85% in local currency to £163 million. In the consumer segment, the number of Vodafone live! active devices increased by 105% over the financial year to 4,845,000 at 31 March 2005 and, in the business segment, there were strong sales of Vodafone Mobile Connect 3G/GPRS data cards. Demonstrating Vodafone’s lead in the 3G market in Germany, there were 358,000 registered 3G devices at 31 March 2005.

36	| Performance

Back to Contents

Back to Operating and Financial Review and Prospects Contents

The commencement of depreciation and amortisation on the 3G network and licence, following launch of services in the second half of the previous financial year, reduced operating profit before goodwill amortisation, with licence amortisation contributing the largest share of this reduction. A higher proportion of prepaid additions, particularly in the second half of the financial year, and lower contract subsidies led to net acquisition costs decreasing by 3% in local currency in spite of an 8% increase in gross customer additions. Lower loyalty scheme costs were offset by higher upgrade costs, particularly in the second half of the financial year following increased activity through indirect channels, and consequently net retention costs increased by 5%. Other operating expenses and direct costs remained relatively stable compared to the prior year.

Italy

	Years ended 31 March			Local currency
	2005	2004	Change	change
	£m	£m	%	%

Turnover(1)	5,565	5,312	5	7

Trading Results
Voice services	4,548	4,380	4	6
Non-voice services	780	669	17	19

Total service revenue	5,328	5,049	6	7
Net other revenue(1)	19	13	46	38
Interconnect costs	(913)	(874)	4	6
Other direct costs(3)	(302)	(306)	(1)	–
Net acquisition costs(1)	(93)	(76)	22	23
Net retention costs(1)	(97)	(64)	52	55
Payroll	(323)	(301)	7	10
Other operating
expenses	(659)	(646)	2	4
Depreciation and
amortisation(2)	(703)	(652)	8	10

Operating profit(2)(3)	2,257	2,143	5	7

Notes:
(1)	Turnover includes revenue of £218 million (2004: £250 million) which has been excluded from other revenue and deducted from acquisition and retention costs in the trading results.
(2)	Before goodwill amortisation
(3)	Before exceptional items

Vodafone continues to perform robustly in Italy despite aggressive competition, through strong market positioning driven by innovative promotions and a focus on high value customers, through targeted retention initiatives. Notwithstanding market penetration levels of over 100%, driven by the effect of customers having more than one SIM and increased competition, Vodafone had good customer growth, with gross additions higher than in the previous year and only a slight increase in churn to 17.2%.

Total turnover grew by 7%, when measured in local currency, reflecting the rise in service revenue that was driven by an 8% increase in the average customer base. ARPU remained stable despite a slight reduction in activity levels. Strong promotional campaigns, such as fixed price phone calls for voice users or unlimited text messaging, after paying for the first text message per day, in return for up front subscription fees, significantly stimulated usage, with minutes of use increasing by 12% and the number of text messages sent increasing by 11%.

Non-voice service revenue grew by 19% with revenue from non-messaging data offerings increasing to £87 million, representing an 85% increase in local currency. Vodafone live! active devices increased by 169% to 2,751,000 at 31 March 2005. In the business segment Vodafone continued to increase its market share, with a 10% growth in the customer base and continuing net inflow of customers through mobile number portability. Strong revenue growth for this segment was supported by a higher proportion of non-voice service revenue, partially driven by sales of Vodafone Mobile Connect data cards.

Following the successful launch of consumer 3G services in November 2004, customers had registered 665,000 3G devices on Vodafone’s network by the end of the financial year.

United Kingdom

	Years ended 31 March
	2005	2004	Change
	£m	£m	%

Turnover(1)	5,065	4,782	6

Trading results
Voice services	3,672	3,522	4
Data services	826	674	23

Total service revenue	4,498	4,196	7
Net other revenue(1)	177	146	21
Interconnect costs	(771)	(752)	3
Other direct costs	(367)	(325)	13
Net acquisition costs	(388)	(333)	17
Net retention costs	(391)	(321)	22
Payroll(3)	(389)	(387)	1
Other operating
expenses(3)	(657)	(616)	7
Depreciation and
amortisation(2)	(737)	(510)	45

Operating profit(2)(3)	975	1,098	(11)

Notes:
(1)	Turnover includes revenue of £390 million (2004: £440 million) which has been excluded from other revenue and deducted from acquisition and retention costs in the trading results.
(2)	Before goodwill amortisation.
(3)	Before exceptional items.

In an intensively competitive market, Vodafone achieved growth in the customer base and revenue whilst maintaining costs through the execution of a structured plan to drive revenue and tighter control of operating expenses.

Turnover increased by 6%, comprising underlying growth of 1% and growth of 5% attributable to the acquisition of a number of service providers in the prior year, including Singlepoint. Service revenue rose by 7%, driven by an 8% increase in the average customer base over the prior financial year. ARPU was broadly stable for the financial year, with increases in non-voice service revenue and the impact of service provider acquisitions being offset by termination rate cuts and reduced activity levels. From 1 September 2004, Vodafone, along with other UK mobile network operators, excluding the third generation operator, reduced termination rates by approximately 30% impacting service revenue in the second half of the financial year. The impact of the termination rate cut was to reduce service revenue for the financial year by 3 percentage points.

Increased acquisition and retention activity and the success of new tariffs and services especially those targeted at corporate and business segments, drove customer growth in the financial year. Contract churn improved from 24.9% for the year ended 31 March 2004 to 22.7% for the year ended 31 March 2005, although blended churn of 29.7% was in line with the previous year. In addition, total customer activity levels fell from 91% at 31 March 2004 to 89% at 31 March 2005, reflecting higher levels of prepaid customer self upgrades, consistent with market trends. In the first half of the financial year, an agreement was reached to provide wholesale services to BT and at 31 March 2005, 119,000 BT customers, reported as one registered customer, were connected to the Vodafone network under this agreement.

Non-voice service revenue grew by 23%, with non-messaging data revenue increasing by 81% to £142 million, mainly due to the success of service offerings such as Vodafone live!, Vodafone Mobile Connect data cards and BlackBerry from Vodafone. At 31 March 2005, the number of Vodafone live! active devices rose to 3,443,000. In the

Performance |	37

Back to Contents

Back to Operating and Financial Review and Prospects Contents

Operating and Financial Review and Prospects continued

business segment, there were strong sales of Vodafone Mobile Connect 3G/GPRS data cards.

Operational efficiencies and market effectiveness were achieved in the UK from the execution of the structured plan announced in the prior financial year. The key elements of this plan are to sustainably differentiate and segment the customer base allowing more effective targeted marketing and to drive lower costs whilst positioning the organisation for the future. Under the drive to lower costs, Vodafone has continued to consolidate call centres, simplify its network and IT platforms and reduce support costs.

Net other revenue and other direct costs both increased as a result of non-Vodafone customers acquired as part of service provider acquisitions in the prior year. Other direct costs increased further due to higher content costs associated with the increased data revenue.

Operating profit before goodwill amortisation and exceptional items was impacted by an increase in both depreciation and licence amortisation charges, primarily due to the commencement of 3G services towards the end of the previous financial year.

Recent independently-audited tests have shown that Vodafone has the best call success rate of all mobile networks in Britain.

Other Europe, Middle East and Africa

	Years ended 31 March			Local currency
	2005	2004	Change	change
	£m	£m	%	%

Turnover
Spain	3,261	2,686	21	24
Other EMEA	5,402	4,983	8
Less: intra-segment
turnover	(49)	(42)	17

	8,614	7,627	13

Operating profit(2)(3)
Spain	775	703	10	12
Other EMEA	2,608	2,439	7

	3,383	3,142	8

Spain trading results
Voice services	2,558	2,191	17	19
Data services	405	282	44	46

Total service revenue	2,963	2,473	20	22
Net other revenue	2	3	(33)	(22)
Interconnect costs	(540)	(477)	13	15
Other direct costs	(263)	(201)	31	33
Net acquisition costs	(246)	(146)	68	71
Net retention costs	(172)	(137)	26	27
Payroll	(138)	(146)	(5)	(3)
Other operating
expenses(3)	(473)	(393)	20	22
Depreciation and
amortisation(2)	(358)	(273)	31	33

Operating profit(2)(3)	775	703	10	12

Notes:
(1)	Turnover for Spain includes revenue of £296 million (2004: £210 million) which has been excluded from other revenue and deducted from acquisition and retention costs in the trading results.
(2)	Before goodwill amortisation.
(3)	Before exceptional items.

Spain

In Spain, Vodafone continued to deliver strong growth throughout the year. A focus on acquiring high value customers, targeted promotions encouraging increased usage and improved customer satisfaction contributed to local currency service revenue growth of over 20%, despite a reduction in termination rates of 10.5% on 1 November 2004 required by the regulator.

In local currency, turnover increased by 24%, due principally to a 22% increase in service revenue. A successful customer acquisition strategy, including a focus on customers transferring from other operators, led to an 11% increase in the average customer base. Loyalty programmes and promotional activity resulted in a reduction in churn levels from 23.6% for the year ended 31 March 2004 to 21.9% for the 2005 financial year. An ongoing marketing campaign encouraging customers to switch from prepaid to contract contributed to the proportion of contract customers rising from 43% at 31 March 2004 to 47% at 31 March 2005. This, along with usage stimulation promotions and initiatives, has resulted in a 10% increase in ARPU.

Non-voice service revenue for the year increased by 46%, with messaging remaining the principal driver of the increase. Text messaging volumes increased 27% year on year, primarily due to promotions stimulating increased messaging per customer. The success of service offerings such as Vodafone live! and Vodafone Mobile Connect data cards led to non-messaging data revenue increasing by 201% in local currency to £65 million. The number of Vodafone live! active devices rose to 2,992,000.

Strong growth in customer additions, principally in the first half of the year relative to the previous financial year, and the increased proportion of new contract customers, led to increased acquisition costs. Interconnect costs increased due to higher usage offset by the impact of the termination rate cut in November and promotions in the second half of the year focusing on calls to other Vodafone and fixed-line numbers, which incur relatively lower interconnect costs. Operating profit before goodwill amortisation was impacted by the increased acquisition costs and the rise in depreciation and amortisation charges mainly due to the commencement of 3G services.

Other EMEA subsidiaries

Controlled venture customers for the Group’s operations in the Other EMEA region, other than Spain, increased by 12% in the year to 31 March 2005.

Turnover increased by 8%, with the primary driver being an 8% increase in service revenue, as a result of the 12% higher average controlled venture customer base, partially offset by cuts in termination rates across the region. Non-voice service revenue grew strongly over the prior financial year to represent 13.2% of service revenue for the year ended 31 March 2005. In Greece, local currency service revenue grew by 14% due to a 4% increase in the average customer base, higher voice usage and a strong rise in non-voice service revenue. Visitor revenue also increased due to a national roaming agreement with Greece’s fourth mobile operator and high usage during the Olympic Games. Service revenue growth in Portugal was 11% in local currency, driven by a 7% increase in the average customer base and good improvements in non-voice revenue and visitor revenue, due in part to the UEFA Euro 2004 football tournament and a particularly strong start in 3G, partially offset by lower termination rates. Service revenue in Ireland increased by 10%, in local currency, primarily as a result of additional voice usage. Intense competition restricted growth in local currency service revenue in the Netherlands to 1% and contributed to a 4% decline in Sweden.

Operating profit before goodwill amortisation increased by 7% over the prior financial year, following increased turnover partially offset by higher depreciation charges, primarily due to the launch of 3G services.

On 12 January 2005, the Group completed the acquisition of the remaining 7.2% shareholding in Vodafone Hungary from Antenna Hungaria Rt. with the effect that Vodafone Hungary became a wholly-owned subsidiary of the Group. On 26 January 2005, Telecom Egypt acquired a 16.9% stake in Vodafone Egypt from the Group, reducing the Group’s controlling stake to 50.1%. The transaction followed the reaching

38	| Performance

Back to Contents

Back to Operating and Financial Review and Prospects Contents

of an agreement with the Egyptian Government for the purchase of additional spectrum.

EMEA associates

Associates in EMEA increased their average customer bases by 20% in the year, with particularly strong growth in markets with relatively low penetration rates such as those in Eastern Europe and Africa. This customer growth generated an increase in operating profit of 6%.

SFR, the Group’s associated undertaking in France, reported strong growth in revenue and operating profit before goodwill amortisation, principally as a result of a 9% increase in average customers compared to the prior year. Usage of both voice and non-voice services grew in the period and SFR had a total of 2.6 million Vodafone live! customers at 31 March 2005. SFR launched the Vodafone Mobile Connect 3G/GPRS data card in May 2004 and Vodafone live! with 3G in November 2004 and it also markets BlackBerry from Vodafone products.

Vodacom continued to grow both in South Africa and internationally through its interests in the Democratic Republic of the Congo, Lesotho, Mozambique and Tanzania. Venture customers at 31 March 2005 totalled 15,482,000, an increase of 5,757,000 over the previous year, including 2,645,000 customers in Vodacom’s international interests which were previously excluded from the Group’s reported customer base. In April 2005, Vodacom launched Vodafone live! with 3G in South Africa building on the successful launch of the Vodafone Mobile Connect 3G/GPRS data card in December 2004.

Americas

	Years ended 31 March			Local currency
	2005	2004	Change	change
	£m	£m	%	%

Operating profit/(loss)(1)
Verizon Wireless	1,647	1,406	17	28
Other Americas	–	(13)

	1,647	1,393	18

Notes:
(1)	Total Group operating profit before goodwill amortisation

United States

In a highly competitive US market, Verizon Wireless continued to outperform its competitors, ranking first in customer net additions for the year ended 31 March 2005. The total customer base increased by 17% in the financial year to 45,452,000 at 31 March 2005. At 31 December 2004, US market penetration reached approximately 63%, with Verizon Wireless’ market share at approximately 24%.

In local currency, proportionate turnover increased by 23%, driven by the larger customer base and an increase in ARPU. ARPU growth was generated primarily by customers migrating to higher access price plans as well as growth in data products, with data revenue increasing 131% over last year and representing 5.0% of service revenue in the year.

Churn rates are amongst the lowest in the US wireless industry and have continued to improve, falling from 20.5% to 17.2%. The low churn rate is attributable in part to the quality and coverage of Verizon Wireless’ network and the success of retention programmes such as the ‘Worry Free Guarantee®’, which includes the ‘New Every Two®’ plan.

In local currency, the Group’s share of Verizon Wireless’ operating profit before goodwill amortisation increased by 28%, which reflects increased ARPU and further cost efficiencies. Verizon Wireless has achieved sustained cost containment, including the reduction of interconnection and leased line rates as well as other operating expense efficiencies.

Verizon Wireless launched V CASTSM, the first wireless consumer multimedia broadband service in the US, in February 2005 and BroadbandAccess, a data card product providing wide area broadband computer connectivity, in October 2003. Both of these broadband offerings are delivered over Verizon Wireless’ Evolution-Data Optimized wide-area network which reached a population of 75 million people at 31 December 2004 and has been growing steadily, with the intention to cover 150 million people by the end of 2005.

Vodafone and Verizon Wireless are engaged in a number of joint projects to bring global services to their customers. Global Phone, which was launched last year, is the first device to incorporate CDMA and GSM technology and allows Verizon Wireless customers to use their phone in more than 100 countries. An additional joint project enabled Verizon Wireless customers to send text messages internationally to customers of participating GSM carriers. Vodafone and Verizon Wireless have also signed joint contracts with key media companies for their content and have several initiatives underway to further improve their service to multinational corporations.

Verizon Wireless has recently strengthened its spectrum position substantially with the closing of the purchase of several key spectrum licences, including licences from NextWave and Qwest and its participation in the FCC’s Auction 58, which ended in February 2005.

Asia Pacific

	Years ended 31 March			Local currency
	2005	2004	Change	change
	£m	£m	%	%

Turnover
Japan	7,396	7,850	(6)	(2)
Other Asia Pacific	1,142	1,052	9
Less: intra-segment
turnover	(7)	(6)	17

	8,531	8,896	(4)

Operating profit(2)(3)
Japan	758	1,045	(27)	(25)
Other Asia Pacific	192	167	15

	950	1,212	(22)

Japan trading results
Voice services	4,404	4,790	(8)	(4)
Data services	1,206	1,350	(11)	(7)

Total service revenue	5,610	6,140	(9)	(5)
Net other revenue	21	20	5	9
Interconnect costs	(482)	(519)	(7)	(4)
Other direct costs	(251)	(414)	(39)	(37)
Net acquisition costs	(641)	(677)	(5)	(2)
Net retention costs	(716)	(607)	18	23
Payroll	(186)	(186)	–	4
Other operating
expenses	(1,380)	(1,519)	(9)	(5)
Depreciation and
amortisation(2)	(1,217)	(1,193)	2	6

Operating profit(2)	758	1,045	(27)	(25)

Notes:
(1)	Turnover for Japan includes revenue of £1,765 million (2004: £1,690 million) which has been excluded from other revenue and deducted from acquisition and retention costs in the trading results.
(2)	Before goodwill amortisation
(3)	Before exceptional items

Performance |	39

Back to Contents

Back to Operating and Financial Review and Prospects Contents

Operating and Financial Review and Prospects continued

Japan

Vodafone continues to encounter difficult market conditions in Japan due to the strength of competitor offerings, specifically in 3G customer propositions. A recent strengthening of the management team and the ongoing transformation plan are intended to improve Vodafone’s competitive position and financial performance over the mid to long term.

Local currency turnover for the year ended 31 March 2005 fell marginally compared to the prior year, with a 5% decrease in service revenue partially offset by an increase in equipment and other revenue. Service revenue declined following a reduction in ARPU, partially offset by an increase in the average customer base.

The ARPU erosion was caused by the loss of higher value customers, through the lack of a competitive 3G offering during the financial year, together with the adverse impact of lower termination charges caused by changes to the regulatory environment from 1 April 2004 and a total ban on using mobile phones whilst driving from 1 November 2004.

The average customer base grew 4% over the financial year, although market share declined from 18.4% at 31 March 2004 to 17.3% at 31 March 2005. Prepaid customers comprised 11% of closing customers, up from 9% at 31 March 2004. By 31 March 2005, Vodafone had 798,000 devices registered to use 3G data services in Japan.

Non-voice service revenue decreased by 7% over the comparative period, primarily due to the loss of higher value customers, who generally use more data services, and the increased proportion of prepaid customers, who can only access basic data services. A new flat rate data tariff for 3G customers was introduced in the winter and is anticipated to improve the competitiveness of the data proposition.

Operating profit fell for the year ended 31 March 2005, principally due to the ARPU dilution, the continued focus on customer retention and the migration of existing customers to 3G service offerings. The impact of these issues has been partially offset by a decrease in other direct costs due to a lower provision for slow moving handset stocks in the year ended 31 March 2005, and other operational efficiencies. The increase in payroll costs was largely due to one-off charges of approximately £25 million associated with a voluntary redundancy programme in the first half of the financial year, which was part of the transformation plan noted below, offset by lower ongoing costs in the second half of the financial year. Operating profit was also impacted by increased depreciation charges following 3G network roll out and the disposal of assets in relation to the integration of regional systems.

During the financial year, Japan completed the majority of the consolidation of its regional structure, with the integration of key business systems now complete. The integration of billing and IT systems is a longer term, and more complex project and is ongoing. Overall, Japan has improved its cost structure through reductions in general overheads and the effective utilisation of dark fibre.

The Group has strengthened its management team in Japan through the appointment of Shiro Tsuda and Bill Morrow during the year. Formerly Senior Executive Vice President at NTT DoCoMo, Inc., Shiro Tsuda brings considerable experience of the mobile telecommunications industry, together with an extensive knowledge of the Japanese business and consumer markets. Bill Morrow has significant experience through various global leadership positions within the Vodafone Group for the last eight years and was formerly President of Japan Telecom.

In the year ending 31 March 2006, management will focus on enhancing customer satisfaction, through an improved handset portfolio, targeted new product offerings, improvements in both network coverage and capacity and a renewed focus on business customers. In addition, cost reductions are expected through leveraging the Group’s global scale and scope. With these measures it is hoped that Vodafone will be more agile and commercially driven when facing mobile number portability in the Japanese market in the 2006 financial year.

In the first half of the year, the Group increased its effective shareholding in Vodafone K.K. to 98.2% and its stake in Vodafone Holdings K.K. to 96.1% for a total consideration of £2.4 billion. On 1 October 2004, the merger of Vodafone K.K. and Vodafone Holdings K.K. was completed, resulting in the Group holding a 97.7% stake in the merged company, Vodafone K.K.

Other Asia Pacific subsidiaries

In the Australian market, value promotions and strategic changes in the tariff structures led to Vodafone increasing market share, turnover and profitability. ARPU also increased, despite falling prices, due to increased usage. In August 2004, Vodafone announced an agreement with another Australian telecommunications carrier to share 3G network equipment to reduce the total cost of ownership of the 3G network and increase speed to market. This is expected to lead to the launch of 3G services in October 2005.

In New Zealand, turnover and market share improved over the year as a result of enhanced customer propositions. Operating profit also increased as reduced equipment costs offset the effect of increased interconnection costs as the proportion of activity to non-Vodafone networks increased. The launch of a high speed network upgrade by competitors in the second half of the financial year has intensified competition in the market. Vodafone is expected to launch 3G services in July 2005.

Other Asia Pacific

China Mobile, in which the Group has a 3.27% stake, and which is accounted for as an investment, grew its customer base by 42% over the year to 213,874,000 at 31 March 2005, including 26,831,000 from customers added as a result of acquisitions. Dividends totalling £18 million were received from China Mobile during the year.

Changes to the regional structure

From 1 April 2005, Japan will report directly to the Chief Executive whilst the Group’s other operations in Asia Pacific will form part of an extended Other Europe, Middle East and Africa region, which will in future be referred to as Other Mobile Operations.

Other operations

	Years ended 31 March
	2005	2004	Change
	£m	£m	%

Turnover
Germany	1,108	1,002	11
Asia Pacific	–	1,126

	1,108	2,128	(48)

Operating profit/(loss)(1)
Germany	66	(58)
Other EMEA	(37)	(1)
Asia Pacific	–	79

	29	20	45

Notes:
(1) before goodwill amortisation and exceptional items

Germany

In local currency, Arcor’s turnover increased by 14%, primarily due to customer and usage growth, partially offset by tariff decreases in a competitive market. Arcor strengthened its position as the main competitor to the incumbent fixed line market leader during the year growing contract ISDN voice (direct access) customers by 83% to 712,000 and contract DSL (broadband Internet) customers by 169% to 455,000 in the twelve months to 31 March 2005. Market share in the fast growing broadband

40	| Performance

Back to Contents

Back to Operating and Financial Review and Prospects Contents

and direct access markets more than doubled in the year to 7% and 6%, respectively. Revenue growth and further cost efficiencies generated a significantly improved operating result and increased cash flow.

Other EMEA

Cegetel focused on increasing its share of the fast growing DSL market, growing its DSL customer base by 566,000 to 841,000 in the year, which has led to higher acquisition costs and adversely impacted operating profit.

Asia Pacific

The Group disposed of its interests in Japan Telecom during the 2004 financial year and ceased consolidating the results of this business from 1 October 2003.

2004 financial year compared to 2003 financial year

Mobile businesses

Germany

	Years ended 31 March			Local currency
	2004	2003	Change	change
	£m	£m	%	%

Turnover
Voice services	4,254	3,699	15	6
Non-voice services	895	728	23	14

Total service revenue	5,149	4,427	16	7
Equipment and other	387	327	18	10

	5,536	4,754	16	8

Operating profit(1)	1,741	1,435	21	9

Notes:
(1)	before goodwill amortisation and exceptional items

Vodafone Germany performed well in the 2004 financial year, further improving its operational performance.

Turnover in Germany increased by 8% when measured in local currency, reflecting the increase in the customer base offset by marginally lower ARPU. Germany represented the largest mobile market in Europe in terms of customer numbers and, notwithstanding a 10% growth in the market for the 2004 financial year, penetration, at an estimated 80%, was still relatively low. Vodafone Germany’s customer base increased by 9% in the 2004 financial year. The mix of contract customers increased from 47% at 31 March 2003 to 49% at 31 March 2004, although new contract customers had been, in general, lower usage customers than the then existing customer base. As a result, contract ARPU fell from €519 for the 12 months ended 31 March 2003 to €494 for the 12 months ended 31 March 2004. Prepaid ARPU remained stable at €130 during the year after increasing over the course of the prior year. Non-voice service revenue increased by 14% when measured in local currency and represented 17.4% of service revenue, up from 16.4% in the previous financial year, primarily due to Vodafone live!. Increased investment in acquisition and retention contributed to the improved churn rate and high customer growth.

Operating profit before goodwill amortisation and exceptional items improved by £306 million to £1,741 million, principally driven by cost efficiencies in the second half of the 2004 financial year, particularly in network and IT costs. Acquisition costs as a percentage of turnover were also lower over the Christmas period, in comparison to the same period in the prior financial year, due to lower handset subsidies and trade commissions. These benefits were partially offset by higher depreciation and licence amortisation costs as the 3G network was brought into use in February 2004.

Italy

	Years ended 31 March			Local currency
	2004	2003	Change	change
	£m	£m	%	%

Turnover
Voice services	4,380	3,656	20	11
Non-voice services	669	463	44	34

Total service revenue	5,049	4,119	23	13
Equipment and other	263	278	(5)	(13)

	5,312	4,397	21	12

Operating profit(1)	2,143	1,588	35	23

Notes:
(1)	before goodwill amortisation and exceptional items

Vodafone Italy produced another strong set of results in the 2004 financial year, in spite of the increasingly competitive and highly penetrated market.

In local currency, turnover increased by 12% driven by a 13% growth in service revenue, partially offset by a 13% decrease in equipment and other revenue arising from reduced handset sales. The increase in service revenue was driven by the larger customer base and increased usage, particularly of data services, partially offset by the impact of regulatory changes on interconnect rates. Non-voice service revenue improved significantly, to represent 13.3% of service revenue for the year (2003: 11.3%), mainly due to SMS but also the positive contribution from Vodafone live! and Vodafone Mobile Connect data card. Blended ARPU increased by 4% to €361 following the rise in prepaid ARPU from €298 to €309 and contract ARPU increased by 10% to €900.

Vodafone Italy responded to increased competition levels in the Italian market with continued investment in the Vodafone One loyalty scheme and retail stores, coupled with a strong focus on business and higher value customers. This contributed to the increase in ARPU and the reduction in churn.

Operating profit before goodwill amortisation and exceptional items grew significantly, partially as a result of a reduction in acquisition and retention costs, as a percentage of revenue, operational efficiencies and no accrual being made for a contribution tax levied by the local regulatory authority following a favourable European Court of Justice ruling on its legality. These factors were partially offset by higher interconnect costs, due to higher interconnect volume and increased international roaming traffic, and the commencement of depreciation on the 3G network and the related licence amortisation.

United Kingdom

	Years ended 31 March
	2004	2003	Change
	£m	£m	%

Turnover
Voice services	3,522	3,207	10
Non-voice services	674	541	25

Total service revenue	4,196	3,748	12
Equipment and other	586	307	91

	4,782	4,055	18

Operating profit(1)	1,098	1,120	(2)

Notes:
(1)	before goodwill amortisation and exceptional items

Vodafone UK successfully maintained its leading market position in the 2004 financial year, based on revenue share, according to the regulator’s last published data for that year, in line with its strategic objectives, despite pricing pressures caused by intensifying competition and regulatory activity.

Performance |	41

Back to Contents

Back to Operating and Financial Review and Prospects Contents

Operating and Financial Review and Prospects continued

Total UK turnover increased by 18% to £4,782 million for the 2004 financial year, driven by organic growth of 12% and the acquisition of a number of service providers, including Singlepoint which contributed growth of 6%. The organic growth resulted from the larger customer base and increased usage of services, partially offset by a regulatory reduction in termination rates and the inclusion of calls to other mobile operators within new bundled price plans. Non-voice service revenue, as a percentage of service revenue, improved over the year to 16.1% for the year ended 31 March 2004 as usage levels of SMS and other data offerings increased. The increased number of Vodafone live! active devices contributed towards the improved non-voice service usage. Equipment and other revenue increased by 91%, principally as a result of revenue from non-Vodafone customers acquired with the service providers and increased customer acquisition and upgrade activity.

Blended ARPU increased in the year, mainly due to growth in prepaid ARPU and the Singlepoint acquisition. Prepaid ARPU improved to £130 for the year ended 31 March 2004 from £125 for the year ended 31 March 2003. Contract ARPU, excluding the impact of the Singlepoint acquisition, increased by £14 to £531 for the year ended 31 March 2004.

Vodafone UK’s share of mobile service revenue in the last quarterly review in the 2004 financial year by OFCOM, the national UK regulator, for the quarter ended 30 September 2003, was 31.8%, representing a lead of 6.5 percentage points over the second placed competitor.

Registered customers increased by 6% to 14,095,000 and the proportion of contract customers and activity levels remained stable throughout the year ended 31 March 2004. The acquisition of the service providers, including Singlepoint, during the year increased the proportion of in-house managed contract customers from 57% to 93%, enabling closer management of the contract customer base.

On 24 July 2003, Vodafone UK reduced its termination charges by RPI minus 15% (on the weighted average charge for the previous year) to comply with its licence requirements. This reduction implemented the decision of the UK Competition Commission in January 2003.

UK operating profit before goodwill amortisation and exceptional items fell by £22 million in the year ended 31 March 2004 to £1,098 million. Contributing factors included: increased investment in the acquisition and retention of the customer base; increased interconnect costs due to changes in the call mix; lower incoming revenue due to the reduction in termination rates; increased depreciation as a result of a general increase in capital expenditure; and amortisation of the 3G licence, which was charged for the first time in this year. As the Singlepoint business had a lower margin, this diluted the margin in the second half of the year. These factors were partially offset by operating efficiencies, including reductions in network operating costs as a percentage of turnover.

Vodafone UK announced a restructuring programme in the second half of the 2004 financial year which resulted in an exceptional charge of £130 million relating to staff costs, property provisions and the write down of other assets. The objective of the restructuring was to consolidate recent business acquisitions and to reorganise the customer management organisation to meet the changing needs of Vodafone UK’s customers. In addition, the business reorganised its network and technology organisations and implemented a programme to consolidate switching centres in its network.

Other Europe, Middle East and Africa

	Years ended 31 March
	2004	2003	Change
	£m	£m	%

Turnover	7,627	6,219	23
Operating profit(1)	3,142	2,387	32

Notes:
(1)	before goodwill amortisation and exceptional items

Proportionate customers for the other markets in the Europe, Middle East and Africa region increased by 17% to 41,336,000 in the 2004 financial year, including the effect of stake increases.

Vodafone Spain’s turnover for the year ended 31 March 2004 increased by 13%, when measured in local currency, as a result of a 7% rise in the customer base and improved voice and data usage, partially offset by reduced prices. Turnover for the region also benefited from growth in the other mobile operating subsidiaries in the region, particularly in Greece and the Netherlands. In Greece, turnover increased by 17%, when measured in local currency, reflecting an increase in the customer base of 9% and increased voice and data usage, partially offset by price reductions. In the Netherlands, the increase in revenue was principally driven by an increased contract customer base and higher data service usage and revenue.

Vodafone Spain’s operating profit before goodwill amortisation improved due to the increased proportion of data revenue and reduced acquisition and retention costs as a percentage of turnover, partially offset by a higher proportion of depreciation and licence amortisation charges, as a result of the commencement of depreciation on the 3G network and related licence amortisation. The regional operating profit, before goodwill amortisation and exceptional items, also grew as a result of an increase in the profits of the Group’s associated undertaking, SFR. This business reported a strong financial performance, with revenue increasing as a result of an 8% increase in the customer base to 14,370,000, and higher data revenue. Blended ARPU was broadly unchanged from the previous year. The reported results also benefited from the full year impact of an effective stake increase in the mobile business of SFR from 31.9% to 43.9% in the second half of the previous financial year.

Americas

	Years ended 31 March			Local currency
	2004	2003	Change	change
	£m	£m	%	%

Turnover
Verizon Wireless	–	–	–	–
Other Americas	–	5	(100)

	–	5	(100)

Operating profit/(loss)(1)
Verizon Wireless	1,406	1,270	11	20
Other Americas	(13)	(51)	(75)

	1,393	1,219	14

Notes:
(1)	before goodwill amortisation and exceptional items

United States

The Americas Region predominantly comprises the Group’s interests in Verizon Wireless, which is accounted for using equity accounting. Accordingly, the turnover from this operation is not included in the Group’s statutory profit and loss account.

In a highly competitive US market, Verizon Wireless continued to outperform its competitors and ranked first in customer net additions for the year ended 31 March 2004. The total customer base increased by 17% over the year to 38,909,000. At

42	| Performance

Back to Contents

Back to Operating and Financial Review and Prospects Contents

31 March 2004, US market penetration and Verizon Wireless’ market share were approximately 56% and 24%, respectively.

Churn rates continued to improve and were among the lowest in the US wireless industry despite the introduction of local number portability in the largest 100 metropolitan service areas from 24 November 2003, which allows customers to keep their phone numbers when switching providers. The low churn rate was attributable to the quality of Verizon Wireless’ network and the success of retention programmes such as the Worry Free Guarantee, which includes the New Every Two plan.

In local currency, the Group’s share of Verizon Wireless’ operating profit before goodwill amortisation increased by 20%, reflecting an 18% increase in turnover, increased cost efficiencies being partially offset by increased acquisition and retention costs net of equipment revenue, as a percentage of service revenue resulting from higher gross additions and upgrade activities. Verizon Wireless’ turnover growth was driven by higher service revenue from the larger customer base and an increase in ARPU. Data products, such as picture messaging, positively contributed to an increase in data revenue of 172%, which represented 2.7% of service revenue for the 2004 financial year. The rise in ARPU was primarily due to a higher proportion of customers on higher access price plans.

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

Other Americas

On 29 July 2003, the Group completed the disposal of its stake in the Mexican mobile operator Grupo Iusacell.

Asia Pacific

	Years ended 31 March			Local currency
	2004	2003	Change	change
	£m	£m	%	%

Turnover
Japan:
Voice services	4,790	4,776	–	2
Non-voice services	1,350	1,216	11	12

Total service revenue	6,140	5,992	2	4
Equipment and other	1,710	1,774	(4)	(3)

	7,850	7,766	1	2
Other Asia Pacific	1,052	833	26
Less: intra-segment
turnover	(6)	(3)	100

	8,896	8,596	3

Operating profit(1)
Japan	1,045	1,310	(20)	(20)
Other Asia Pacific	167	111	50

	1,212	1,421	(15)

Notes:
(1)	before goodwill amortisation and exceptional items

Japan

The 2004 financial year was challenging for Vodafone Japan due to the strength of competitor offerings.

Turnover increased by 2% in local currency to £7,850 million for the year ended 31 March 2004. The customer base increased by 7% over that year, with the proportion of lower value prepaid customers increasing to 9% from 6%. ARPU reduced by 7%, as a result of higher value contract customers migrating to competitors and the effect of new price plans and the increased prepaid customer base.

Vodafone Japan’s market share, at 31 March 2004, was marginally lower, at 18.4%, than at 31 March 2003. Overall mobile penetration levels in Japan remained low compared with the other markets in which the Group operates, increasing over the year from 64% to 68% at 31 March 2004. 20% of Japanese mobile users were connected to 3G network services at 31 March 2004, compared with 9% at 31 March 2003. The lack of suitable 3G handsets available for the Vodafone Global Standard W-CDMA network, compared with the range available through other operators using different 3G technologies, amongst other factors, limited Vodafone Japan’s ability to compete effectively in the 3G market. Vodafone Japan held less than 1% of the customers in the 3G market at 31 March 2004. To counteract these competitive pressures, Vodafone Japan implemented measures in October 2003 including new price plans, additional investment in the upgrade of existing customers and improved loyalty schemes, and introduced a new range of 2.5G handsets.

Operating profit before goodwill amortisation and exceptional items fell as expected, particularly in the second half of the 2004 financial year, due to higher retention costs reflecting a high volume of upgrades, increased marketing spend, higher network operating costs, an increase in provisions for slow moving handsets and a higher depreciation charge due to launch of the 3G network in December 2002.

Other Asia Pacific

Proportionate customers for the Group’s other operations in the Asia Pacific region increased by 14% during the year ended 31 March 2004, including the Group’s share of China Mobile’s customers, which is accounted for as an investment.

The increase in turnover was driven primarily by Vodafone New Zealand, resulting from a larger customer base and higher equipment revenue. Vodafone Australia also experienced turnover growth despite intense competitor activity. The operating profit of both Vodafone New Zealand and Vodafone Australia improved, due largely to the cost savings from operational efficiencies.

Vodafone Fiji increased its customer base by 25% and its operating profit improved.

China Mobile, in which the Group has a 3.27% stake, increased its customer base by 21% to 150,256,000 in the year ended 31 March 2004. ARPU continued to fall with the increase in low usage customers. Dividends totalling £25 million were received from China Mobile during the year.

The Group disposed of its interest in its Indian associate, RPG Cellular Services Ltd, during the 2004 financial year.

In November 2003, a Partner Network Agreement was announced with M1 in Singapore, the first Vodafone partner in this region.

Performance |	43

Back to Contents

Back to Operating and Financial Review and Prospects Contents

Operating and Financial Review and Prospects continued

Other operations
	Years ended 31 March
	2004	2003	Change
	£m	£m	%

Turnover
Germany	1,002	924	8
Other EMEA	–	–	–
Asia Pacific	1,126	2,616	(57)

	2,128	3,540	(40)

Operating profit/(loss)(1)
Germany	(58)	(89)	(35)
Other EMEA	(1)	(49)	(98)
Asia Pacific	79	149	(47)

	20	11	82

Notes:
(1)	before goodwill amortisation and exceptional items

Germany

The Group’s other operations in Germany comprise interests in Arcor, a fixed line telecommunications businesses, and Vodafone Information Systems, an IT and data services business.

In local currency, Arcor’s turnover increased by 4% in the year ended 31 March 2004. Excluding the results of the Telematik business which was disposed of in June 2002, turnover increased by 16%, primarily due to customer and usage growth, partially offset by tariff decreases caused by the competitive market. The fixed line market leader continued to drive this intensive competition, although Arcor strengthened its position as the main competitor during the 2004 financial year, increasing its contract voice customers by 11%. The number of customers of Arcor’s ISDN service, Direct Access, increased by 98% to 389,000 at 31 March 2004. This revenue growth and further cost control measures resulted in a significantly improved operating loss and positive cash flow.

Other EMEA

In the year ended 31 March 2004, Cegetel had the second largest residential customer base in France. The Group increased its stake in Cegetel from 15% to 30% in the second half of the previous financial year. Following the reorganisation of the Cegetel-SFR group structure in December 2003, the Group’s effective interest in the Cegetel fixed line business, whose business was enlarged through the merger with Télécom Développement, became 28.5%.

Asia Pacific

The Group’s 66.7% controlled entity Vodafone Holdings K.K. (formerly Japan Telecom Holdings Co., Ltd.) completed the disposal of its 100% interest in Japan Telecom in November 2003. Receipts resulting from this transaction were ¥257.9 billion (£1.4 billion), comprising ¥178.9 billion (£1.0 billion) of cash, ¥32.5 billion (£0.2 billion) of transferable redeemable preferred equity and ¥46.5 billion (£0.2 billion) withholding tax. The Group ceased consolidating the results of Japan Telecom from 1 October 2003.

Summary of Key Performance Indicators (“KPIs”) for principal markets

	31 Mar 2005	31 Mar 2004	31 Mar 2003

Germany
Customers (’000s)(1)	27,223	25,012	22,940
Prepaid (%)	52	51	53
Activity level (%)(1)	91	93	92
Churn (%)(1)	18.3	18.7	21.2
Average monthly ARPU (€)(1)
– Prepaid	9.8	10.8	10.8
– Contract	39.9	41.2	43.3
– Blended	24.9	25.9	36.1

	31 Mar 2005	31 Mar 2004	31 Mar 2003

Italy
Customers (’000s)(1)	22,502	21,137	19,412
Prepaid (%)	92	92	92
Activity level (%)(1)	92	93	95
Churn (%)(1)	17.2	16.7	17.3
Average monthly ARPU (€)(1)
– Prepaid	25.4	25.8	24.8
– Contract	76.8	75.0	68.2
– Blended	29.9	30.1	28.9

	31 Mar 2005	31 Mar 2004	31 Mar 2003

United Kingdom
Customers (’000s)(1)	15,324	14,095	13,300
Prepaid (%)	61	60	59
Activity level (%)(1)	89	91	91
Churn (%)(1)	29.7	29.6	30.0
Average monthly ARPU (£)(1)
– Prepaid	10.3	10.8	10.4
– Contract	47.4	45.9	43.2
– Blended	25.5	25.8	23.8

	31 Mar 2005	31 Mar 2004	31 Mar 2003

Spain
Customers (’000s)(1)	11,472	9,705	9,096
Prepaid (%)	53	57	57
Activity level (%)(1)	93	96	96
Churn (%)(1)	21.9	23.6	26.8
Average monthly ARPU (€)(1)
– Prepaid	15.1	13.8	13.2
– Contract	57.4	54.4	52.6
– Blended	34.5	31.4	31.0

	31 Mar 2005	31 Mar 2004	31 Mar 2003

Japan
Customers (’000s)(1)	15,041	14,951	13,912
Prepaid (%)	11	9	6
Activity level (%)(1)	96	97	98
Churn (%)(1)	22.7	23.0	23.3
Average monthly ARPU (¥)
– Prepaid	2,548	N/A	N/A
– Contract	6,520	N/A	N/A
– Blended	6,148	6,724	7,263

Notes:
(1)	See page 28 for definitions.

44	| Performance

Back to Contents

Back to Operating and Financial Review and Prospects Contents

Balance Sheet

Assets

Intangible fixed assets decreased from £93,622 million at 31 March 2004 to £83,464 million at 31 March 2005, as a result of £12,929 million of goodwill amortisation charges and £412 million of other amortisation charges and an impairment charge of £315 million to the profit and loss account in the 2005 financial year, partially offset by £1,651 million of exchange movements and £1,757 million of goodwill arising on acquisitions made in the 2005 financial year. See “Business Overview – History and Development of the Company – Acquisitions of businesses” and note 25 to the Consolidated Financial Statements.

Tangible fixed assets increased from £18,083 million at 31 March 2004 to £18,398 million at 31 March 2005 as a result of £5,066 million of additions during the year, offset by £4,528 million of depreciation charges in the 2005 financial year. Network infrastructure assets of £14,620 million (2004: £14,823 million) represented approximately 79% (2004: 82%) of the total tangible fixed asset base at 31 March 2005. Additions to network infrastructure in the year totalled £3,250 million. The capital expenditure on 3G network infrastructure is discussed in “Business Overview –Local operations – Licences and network infrastructure”.

The Group’s investments in associated undertakings reduced from £21,226 million at 31 March 2004 to £19,398 million at 31 March 2005, mainly as result of £1,771 million of goodwill amortisation charges and £214 million of exchange movements in the 2005 financial year.

Other fixed asset investments at 31 March 2005 totalled £852 million (2004: £1,049 million) and include the Group’s equity interest in China Mobile.

Current assets decreased to £11,794 million from £13,149 million, principally as a result of a reduction in cash and liquid investments, partially offset by an increase in tax assets.

Liabilities

The debt position of the Group is discussed in “Liquidity and Capital Resources”. Other liabilities, including provisions for liabilities and charges, increased by 10% to £19,761 million, mainly as a result of an increase in tax creditors and provisions, and an increase in the proposed dividend.

Equity shareholders’ funds

Total equity shareholders’ funds decreased from £111,924 million at 31 March 2004 to £99,317 million at 31 March 2005. The decrease comprises the loss for the year of £7,540 million (which includes goodwill amortisation of £14,700 million), equity dividends of £2,658 million, purchases of the Company’s own shares (held in treasury) of £3,997 million and £15 million of other movements, partially offset by net currency translation gains of £1,467 million and the issue of new share capital of £136 million.

Equity Dividends

The table below sets out the amounts of interim, final and total cash dividends paid or, in the case of the final dividend for the 2005 financial year, proposed in respect of each financial year indicated both in pence per ordinary share and translated, solely for convenience, into cents per ordinary share at the Noon Buying Rate on each of the respective payment dates for such interim and final dividends.

	Pence per ordinary share				Cents per ordinary share
Year ended 31 March	Interim	Final		Total	Interim	Final		Total

2001	0.6880	0.7140		1.4020	0.9969	1.0191		2.0160
2002	0.7224	0.7497		1.4721	1.0241	1.1422		2.1663
2003	0.7946	0.8983		1.6929	1.2939	1.4445		2.7384
2004	0.9535	1.0780		2.0315	1.7601	1.9899		3.7500
2005	1.91	2.16	(1)	4.07	3.60	4.08	(1)	7.68

Notes:
(1)	The final dividend for the year was proposed on 24 May 2005 and is payable on 5 August 2005 to holders of record as of 3 June 2005. This dividend has been translated at the Noon Buying Rate at 31 March 2005 for ADS holders, but will be payable in US dollars under the terms of the terms of the deposit agreement.

The Company has historically paid dividends semi-annually, with a regular interim dividend in respect of the first six months of the financial year payable in February and a final dividend payable in August. The Board of directors expect that the Company will continue to pay dividends semi-annually.

In considering the level of dividends, the Board of directors takes account of the outlook for earnings growth, operating cash flow generation, capital expenditure requirements, acquisitions and divestments, together with the amount of debt and share purchases. In November 2004, the directors declared an interim dividend of 1.91 pence per share, representing an approximate 100% increase over last year’s interim dividend, with the expectation that the final dividend would also be increased by 100%. Consistent with this, the directors have recommended a final dividend of 2.16 pence per share, representing an approximate 100% increase over last year’s final dividend, and bringing the total dividend per share to 4.07 pence, a doubling of last year’s total. Following this rebasing of the dividend, the Board of directors expects future increases in dividends per share to reflect underlying growth in earnings.

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

US GAAP Reconciliation

The principal differences between US GAAP and UK GAAP, as they relate to the Consolidated Financial Statements, are the use of equity accounting under US GAAP for a subsidiary undertaking, Vodafone Italy, which is fully consolidated under UK GAAP, methods of accounting for acquisitions completed before 31 March 1998, the determination of the fair value of the share consideration as a component of the purchase price of acquisitions, the accounting for goodwill and intangible assets, the accounting for income taxes, the capitalisation of interest, the timing of recognition of connection revenue and expenses, share options expense and the treatment of dividends declared or proposed after the period end by the Board of directors.

Performance |	45

Back to Contents

Back to Operating and Financial Review and Prospects Contents

Operating and Financial Review and Prospects continued

In the year ended 31 March 2005, revenue from continuing operations under US GAAP was £29,873 million compared with revenue from continuing operations under UK GAAP of £34,133 million for the same period. The difference relates to the non-consolidation of Vodafone Italy as a result of the existence of significant participating rights of a minority shareholder requiring the equity method of accounting to be adopted under US GAAP rather than the full consolidation of results under UK GAAP, offset by the release of connection revenue deferred prior to the adoption of EITF 00-21 on 1 October 2003, which is required to be recognised over the period a customer is expected to remain connected to the network under US GAAP.

Net loss under US GAAP for the year ended 31 March 2005 was £13,782 million, compared with a net loss under UK GAAP of £7,540 million for the same period. The higher net loss under US GAAP was mainly driven by changes in accounting policy and higher amortisation charges, partially offset by income taxes and equity in earnings of equity method investments.

The reconciliation of the differences between UK GAAP and US GAAP is provided in note 36 to the Consolidated Financial Statements.

On 29 September 2004, the Staff of the SEC announced new guidance on the interpretation of US GAAP in relation to accounting for intangible assets. Further details on the guidance and its impact on the Group are provided on page 132.

Liquidity and Capital Resources

Cash flows

The major sources of Group liquidity for the 2005 financial year have been cash generated from operations and dividends from associated undertakings. For the year ended 31 March 2004, sources of Group liquidity also included borrowings through long term issuance in the capital markets and asset disposals. The Group does not use off-balance sheet special purpose entities as a source of liquidity or for other financing purposes.

The Group’s key sources of liquidity for the foreseeable future are likely to be cash generated from operations and borrowings through long term and short term issuances in the capital markets, as well as committed bank facilities. Additionally, the Group has a put option in relation to its interest in Verizon Wireless which, if exercised, could provide a material cash inflow. Please see “Option agreements” at the end of this section.

The Group’s liquidity and working capital may be affected by a material decrease in cash flow due to factors such as increased competition, litigation, timing of tax payments and the resolution of outstanding tax issues, regulatory rulings, delays in development of new services and networks, inability to receive expected revenue from the introduction of new services, reduced dividends from associates and investments or dividend payments to minority shareholders. Please see “Risk Factors”, above. The Group is also party to a number of agreements that may result in a cash outflow in future periods. These agreements are discussed further in “Option agreements” at the end of this section.

Wherever possible, surplus funds in the Group (except in Albania and Egypt) are transferred to the centralised treasury department through repayment of borrowings, deposits and dividends. These are then on-lent or contributed as equity to fund Group operations, used to retire external debt or invested externally.

Increase in cash in the year

During the 2005 financial year, the Group increased its net cash inflow from operating activities by 3% to £12,713 million and generated £7,847 million of free cash flow and £1,405 million of net cash flow, as analysed in the following table.

Free cash flow decreased from the prior financial year principally due to one-off cash receipts in the prior year, including £572 million received from the closure of financial instruments and £198 million from the fixed line business in Japan prior to its disposal.

The Group holds its cash and liquid investments in accordance with the counterparty and settlement risk limits of the Board approved treasury policy. The main forms of liquid investments at 31 March 2005 were collateralised deposits, money market funds, bank deposits and euro commercial paper.

	Year ended	Year ended
	31 March	31 March
	2005	2004
	£m	£m

Net cash inflow from operating activities	12,713	12,317
Net capital expenditure on intangible and
tangible fixed assets	(4,879)	(4,371)
Purchase of intangible fixed assets	(59)	(21)
Purchase of tangible fixed assets	(4,890)	(4,508)
Disposal of tangible fixed assets	70	158

	7,834	7,946
Dividends from joint ventures and associated
undertakings	2,020	1,801
Taxation	(1,616)	(1,182)
Net cash outflow for returns on investments and
servicing of finance	(391)	(44)
Interest on group debt	(336)	31
Dividends from investments	19	25
Dividends paid to minority interests	(74)	(100)

Free cash flow	7,847	8,521
Other net capital expenditure and financial investment	111	104
Net cash outflow from acquisitions and disposals	(2,017)	(1,312)
Equity dividends paid	(1,991)	(1,258)
Management of liquid resources	3,563	(4,286)
Net cash outflow from financing	(6,108)	(700)

Increase in cash in the year	1,405	1,069

Capital expenditure and financial investment
The increase in net cash outflow for capital expenditure and financial investment from £4,267 million for the 2004 financial year to £4,768 million for the 2005 financial year was due primarily to the timing of cash payments for tangible fixed assets.

During the 2005 financial year, £59 million was spent on intangible assets, principally in respect of additional spectrum in Egypt and Italy. The Group’s expenditure on tangible fixed assets increased by £382 million to £4,890 million during the 2005 financial year, including approximately £1.6 billion spent on incremental 3G network infrastructure.

46	| Performance

Back to Contents

Back to Operating and Financial Review and Prospects Contents

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

Included in the dividends received from joint ventures and associated undertakings was an amount of £923 million received from Verizon Wireless. Until April 2005, Verizon Wireless’ distributions were determined by the terms of the partnership agreement distribution policy and comprised income distributions and tax distributions. From April 2005, tax distributions will continue and a new distribution policy is expected to be set in the future by the Board of Representatives of Verizon Wireless. Current projections forecast that tax distributions will not be sufficient to cover the US tax liabilities arising from the Group’s partnership interest in Verizon Wireless until 2015 and, in the absence of additional distributions above the level of tax distributions during this period, this will result in a net cash outflow for the Group. Under the terms of the partnership agreement, the Board has no obligation to provide for additional distributions above the level of the tax distributions. It is the expectation that Verizon Wireless will re-invest free cash flow in the business and reduce indebtedness for the foreseeable future.

During the year ended 31 March 2005, cash dividends totalling £616 million were received from SFR in accordance with the shareholder agreement.

Verizon Communications Inc. has an indirect 23.1% shareholding in Vodafone Italy and, under the shareholders’ agreement, can request dividends to be paid, provided that such dividends would not impair the financial condition or prospects of Vodafone Italy including, without limitation, its credit rating. No dividends were proposed or paid by Vodafone Italy during or since the year ended 31 March 2005.

Acquisitions and disposals

Net cash outflow from acquisitions and disposals of £2,017 million in the 2005 financial year arose primarily in respect of the business acquisitions of additional stakes in Vodafone Japan, partially offset by the part disposal of Vodafone Egypt to Telecom Egypt. The acquisitions are described in more detail under “Business Overview – History and Development of the Company” and “Business Overview – Mobile Telecommunications” above. In addition, a net cash inflow of £3 million arose from the purchase and sale of investments.

An analysis of the main transactions in the 2005 financial year, including the changes in the Group’s effective shareholding, is shown below:

£m

Acquisitions:
Japan (69.7% to 97.7%)	2,380
Hungary (92.8% to 100%)	55
Other acquisitions including investments	45
Disposals:
Japan Telecom withholding tax recovered	(226)
Japan Telecom preference shares	(152)
Egypt (67.0% to 50.1%)	(65)
Other disposals, including investments	(23)

2,014

Share purchase programme

When considering how increased returns to shareholders can be provided in the form of dividends and share purchases, the Board reviews the free cash flow, anticipated cash requirements, dividends, credit profile and gearing of the Group.

On 25 May 2004, the Board of directors allocated £3 billion to the share purchase programme for the year to May 2005. The Board subsequently increased the share purchase programme to £4 billion, completing by March 2005, subject to the maintenance of credit ratings. For the period from 27 May 2004 to 31 March 2005, 2,985 million shares were purchased on market on the London Stock Exchange for a total consideration of £4 billion, including stamp duty and broker commissions. The average share price paid, excluding transaction costs, was 133.30 pence, compared with the average volume weighted price over the same period of 133.62 pence.

Shares purchased are held in treasury in accordance with section 162 of the Companies Act 1985. At 31 March 2005, 3,785 million shares were held in treasury.

By placing irrevocable purchase instructions prior to the start of the period from 17 January 2005 up to and including 25 January 2005, the date the Group issued its Key Performance data for the quarter ended 31 December 2004, the Group purchased 193 million shares at a total consideration of £268 million, including stamp duty and broker commissions during the period. These purchases during this period are included within the £4 billion of share purchases referred to above.

In addition to ordinary market purchases and irrevocable purchase instructions, in the year ended 31 March 2005, put options over 130 million shares were sold for a premium of £3 million with exercise dates falling within the close period of 1 October 2004 up to and including 15 November 2004. As the Company’s share price was higher than the option exercise price on each exercise date, none of the put options was exercised and no additional shares were acquired by the Company.

At the AGM in July 2004, approval was obtained from the shareholders to purchase up to 6.6 billion ordinary shares of the Company. This approval will expire at the conclusion of the Company’s AGM on 26 July 2005. Up to 23 May 2005, 2,661 million shares had been purchased under this approval. The Board of directors has approved a share purchase target for the year to 31 March 2006 of £4.5 billion, including £913 million already spent. Achieving the target purchases will be subject to renewed shareholder approval on 26 July 2005 at the AGM. Shares will be purchased on market on the London Stock Exchange and the maximum share price payable for any share purchase will be no greater than 105% of the average of the middle market closing price of the Company’s share price on the London Stock Exchange for the five business days immediately preceding the day on which any shares are contracted to be purchased and otherwise in accordance with the rules of the Financial Services Authority. Purchases will be made only if accretive to earnings per share, excluding items not reflecting underlying business performance.

Prior to the start of the close period from 1 April 2005 to 23 May 2005, Vodafone placed irrevocable purchase instructions, which has resulted in the purchase of 406 million shares at a total consideration of £565 million, including stamp duty and broker commissions, in the close period. In addition, between 24 May 2005 and 7 June 2005 the Company repurchased 252 million shares at a total consideration of £348 million, including stamp duty and broker commissions.

Further details of shares purchased under the programme are shown in note 23 to the Consolidated Financial Statements.

Treasury shares

The Companies Act 1985 permits companies to purchase their own shares out of distributable reserves and to hold shares with a nominal value not to exceed 10% of the nominal value of their issued share capital in treasury. If shares in excess of this limit are purchased they must be cancelled. Whilst held in treasury, no voting rights or pre-emption rights accrue and no dividends are paid in respect of treasury shares. Treasury shares may be sold for cash, transferred (in certain circumstances) for the purposes of an employee share scheme, or cancelled. If treasury shares are sold, such sales are deemed to be a new issue of shares and will accordingly count towards the 5% of share capital which the Company is permitted to issue on a non pre-emptive basis in any one year as approved by its shareholders at the AGM. The proceeds of any sale of treasury shares up to the amount of the original purchase price, calculated

Performance |	47

Back to Contents

Back to Operating and Financial Review and Prospects Contents

Operating and Financial Review and Prospects continued

on a weighted average price method, is attributed to distributable profits which would not occur for the sale of non-treasury shares. Any excess above the original purchase price must be transferred to the share premium account.

Vodafone Italy share purchase

On 19 April 2005, the Board of directors of Vodafone Italy approved a proposal to buy back issued and outstanding shares for approximately €7.9 billion (£5.4 billion). The proposal was approved by the shareholders of Vodafone Italy on 26 May 2005, and participation will be invited on a pro rata basis. In accordance with Dutch and Italian corporate law the buy back will take place in two tranches, the first in June 2005 and the second expected to be in October 2005. After the transaction is completed the Company and Verizon Communications Inc. will continue to hold approximately 77% and 23%, respectively, of Vodafone Italy indirectly through their wholly owned subsidiaries. It is anticipated that the buy back will be funded from currently available and forecast available cash of Vodafone Italy. At 31 March 2005, Vodafone Italy had net cash on deposit with Group companies of €7.2 billion (£4.9 billion).

Funding

The Group’s consolidated net debt position at 31 March 2005 reduced marginally to £8,339 million, from £8,488 million at 31 March 2004, principally as a result of the cash flow items above, share purchases, equity dividend payments and £143 million of foreign exchange movements. This represented approximately 9% of the Group’s market capitalisation at 31 March 2005 compared with 10% at 31 March 2004. Average net debt at month end accounting dates over the twelve month period ended 31 March 2005 was £8,350 million, and ranged between £7,472 million and £8,994 million during the year.

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

The Group’s credit ratings enable it to have access to a wide range of debt finance, including commercial paper, bonds and committed bank facilities.

Commercial paper programmes

The Group currently has US and euro commercial paper programmes of $15 billion and £5 billion, respectively, which are available to be used to meet short term liquidity requirements and which were undrawn at 31 March 2005 and 31 March 2004. The commercial paper facilities are supported by $10.4 billion (£5.5 billion) of committed bank facilities, comprised of a $5.5 billion Revolving Credit Facility that matures on

24 June 2009 and a $4.9 billion Revolving Credit Facility that matures on 26 June 2006. As at 31 March 2005, no amounts had been drawn under either facility.

Bonds

The Group has a €15 billion Medium Term Note programme and a $12 billion US shelf programme, both of which are used to meet medium to long term funding requirements. At 31 March 2005, amounts of €9.2 billion and $nil, respectively, were in issue from these programmes. No bonds were issued under either programme in the 2005 financial year.

On 29 September 2004, the Group filed a Shelf Registration Statement in Japan for a ¥600 billion shelf programme which became effective from 7 October 2004. No bonds have been issued under this programme.

At 31 March 2005, the Group had capital market debt in issue with a nominal value of £10,582 million.

Committed facilities

The following table summarises the committed bank facilities currently available to the Group.

Committed Bank Facilities	Amounts drawn

29 November 2001
¥225 billion term credit facility, maturing 15 January 2007, entered into by Vodafone Finance K.K. and guaranteed by the Company.	The facility was drawn down in full on 15 October 2002. The facility is available for general corporate purposes, although amounts drawn must be on-lent to the Company.

24 June 2004
$5.5 billion Revolving Credit Facility, maturing 24 June 2009.	No drawings have been made against this facility. The facility supports the Group’s commercial paper programmes and may be used for general corporate purposes including acquisitions.

24 June 2004
$4.9 billion Revolving Credit Facility, maturing 26 June 2006.	No drawings have been made against this facility. The facility supports the Group’s commercial paper programmes and may be used for general corporate purposes including acquisitions.

Under the terms and conditions of the $10.4 billion committed bank facilities, lenders have the right, but not the obligation, to cancel their commitments and have outstanding advances repaid no sooner than 30 days after notification of a change of control of the Company. The facility agreements provide for certain structural changes that do not affect the obligations of the Company to be specifically excluded from the definition of a change of control. This is in addition to the rights of lenders to cancel their commitment if the Company has committed an event of default.

Substantially the same terms and conditions apply in the case of Vodafone Finance K.K.’s ¥225 billion term credit facility, although the change of control provision is applicable to any guarantor of borrowings under the term credit facility. As of 31 March 2005, the Company was the sole guarantor.

In addition, Vodafone Japan has a fully drawn bilateral facility totalling ¥8 billion (£40 million) which expires in January 2007.

Furthermore, two of the Group’s subsidiary undertakings are funded by external facilities which are non-recourse to any member of the Group other than the borrower, due to the level of country risk involved. These facilities may only be used to fund their operations. Vodafone Egypt has a partly drawn (EGP550 million (£50 million)) syndicated bank facility of EGP1.2 billion (£110 million) that fully expires in September 2007, and Vodafone Albania has partly drawn (€60 million (£41 million)) syndicated bank facilities of €85 million (£58 million) that expire at various dates up to and including October 2012.

During the 2005 financial year, Vodafone Hungary fully repaid and cancelled its syndicated bank facility of €350 million.

In aggregate, the Group has committed facilities of approximately £6,814million, of which £5,572 million was undrawn at 31 March 2005.

48	| Performance

Back to Contents

Back to Operating and Financial Review and Prospects Contents

The Group believes that it has sufficient funding for its expected working capital requirements. Further details regarding the maturity, currency and interest rates of the Group’s gross borrowings at 31 March 2005 are included in note 19 to the Consolidated Financial Statements.

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

	Payments due by period £m
Contractual obligations(1)	Total	<1 year	1-3 years	3-5 years	>5 years

Short term debt(2)	392	392	–	–	–
Long term debt(2)	11,613	–	3,620	4,019	3,974
Interest on debt(3)	4,432	444	901	705	2,382
Operating lease
commitments(4)	3,074	630	758	554	1,132
Capital commitments(5)	749	748	1	–	–
Purchase commitments(6)	1,242	1,152	87	1	2
Preference shares
(including dividends)	1,560	45	90	90	1,335
Share purchase
programme(7)	565	565	–	–	–
MobiFon and Oskar
acquisition agreements(8)	1,858	1,858	–	–	–

Total contractual cash
obligations(1)	25,485	5,834	5,457	5,369	8,825

Notes:
(1)	The above table of contractual obligations excludes commitments in respect of options over interests in Group businesses held by minority shareholders (see “Option agreements”) and obligations to pay dividends to minority shareholders (see “Dividends from associated undertakings and dividends to minority interests”). Disclosures required by Financial Accounting Standards Board (“FASB”) Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, are provided in note 27 to the Consolidated Financial Statements. The table also excludes obligations under post employment benefit schemes, details of which are provided in note 32 to the Consolidated Financial Statements.
(2)	See note 19 to the Consolidated Financial Statements.
(3)	Future interest payments on the Group’s gross debt reflects fixed and floating rate interest payments. Floating rate payments are calculated in accordance with market derived forward rates at 31 March 2005. Actual interest payments could vary from the amounts in the table.
(4)	See note 26 to the Consolidated Financial Statements.
(5)	Capital commitments shown in the table above are estimated to represent approximately 15% of the Group’s total capital expenditure in the 2005 financial year and are primarily related to network infrastructure.
(6)	Predominantly commitments for handsets.
(7)	The balance represents the irrevocable purchase instructions as described in “Share purchase programme” above.
(8)	As described in “Business Overview – History and Development of the Company”. In addition, the Group assumed approximately $0.9 billion (£0.5 billion) of net debt on completion of the acquisition.

Option agreements

Potential cash inflows

As part of the agreements entered into upon the formation of Verizon Wireless, the Company entered into an Investment Agreement with Verizon Communications, Inc. (“Verizon Communications”), formerly Bell Atlantic Corporation, and Verizon Wireless. Under this agreement, dated 3 April 2000, the Company has the right to require Verizon Communications or Verizon Wireless to acquire interests in the Verizon Wireless partnership from the Company with an aggregate market value of up to $20 billion during certain periods up to August 2007, dependent on the value of the Company’s 45% stake in Verizon Wireless. This represents a potential source of liquidity to the Group.

Exercise of the option could have occurred in either one or both of two phases. The Phase I option expired in August 2004 without being exercised. The Phase II Option may be exercised during the periods commencing 30 days before and ending 30 days after any one or more of 10 July 2005, 10 July 2006 and 10 July 2007. The Phase II Option also limits the aggregate amount paid to $20 billion and caps the payments under single exercises to $10 billion. Determination of the market value of the Company’s interests will be by mutual agreement of the parties to the transaction or, if no such agreement is reached within 30 days of the valuation date, by appraisal. If an initial public offering takes place and the common stock trades in a regular and active market, the market value of the Company’s interest will be determined by reference to the trading price of common stock.

On 1 July 2002, Vodafone awarded share options to all eligible employees in all countries in which the Group then operated, other than Japan and Sweden, under its 1999 Long Term Stock Incentive Plan. These share options may be exercised from 1 July 2005 until 30 June 2012 at a price of 90 pence per share (92.99 pence per share for participants in Italy). If all share options are exercised, Vodafone would issue approximately 480 million ordinary shares. Vodafone believes that a substantial number of share options will be exercised on 1 July 2005 and in the period immediately following.

Potential cash outflows

In respect of the Group’s interest in the Verizon Wireless partnership, an option granted to Price Communications, Inc. by Verizon Communications is exercisable at any time up to and including 15 August 2006. The option gives Price Communications, Inc. the right to exchange its preferred limited partnership interest in Verizon Wireless of the East LP for either equity of Verizon Wireless (if an initial public offering of such equity occurs), or common stock of Verizon Communications. The option exercise would result in an exchange for shares at a fixed value of $1.113 billion plus a preferred allocation of profits from Verizon Wireless of the East LP on a quarterly basis, but not to exceed 2.915% per annum. If the exercise occurs, Verizon Communications has the right, but not the obligation, to contribute the preferred interest to the Verizon Wireless partnership, diluting the Group’s interest. However, the Group also has the right to contribute further capital to the Verizon Wireless partnership in order to maintain its percentage partnership interest at the level just prior to the exercise of the option. Such amount would not exceed $1.0 billion.

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

On 31 December 2003, as part of the restructuring described within “History and Development of the Company”, the Group’s associate investment, SFR, granted a put option to SNCF over its 35% shareholding in Cegetel. SNCF may exercise the put option, consisting of 4,982,353 shares, at any time during the period from 1 January 2007 to 31 March 2010 and SNCF has been granted a value floor for the option of an aggregate amount equal to the sum of €183 million less such amount of interest as has accrued at the euro overnight index average rate on the sum of €32 million between 31 December 2003 and the date on which the transfer of the SNCF shareholding to SFR occurs. Furthermore, the option exercise may be accelerated in certain circumstances and the announcement by SFR of a merger between Cegetel and neuf telecom expected to occur later in the 2006 financial year, would constitute such an acceleration event. SNCF also granted SFR a call option over the 35% stake, which may be exercised at any time between 1 April 2010 and 30 June 2013.

During the 2005 financial year, the Group sold 16.9% of Vodafone Egypt to Telecom Egypt, reducing the Group’s effective interest to 50.1%. It was also agreed that the Group and Telecom Egypt would each contribute a 25.5% interest in Vodafone Egypt

Performance |	49

Back to Contents

Back to Operating and Financial Review and Prospects Contents

Operating and Financial Review and Prospects continued

shares to a newly formed 50:50 joint venture. This is expected to complete in the first half of the 2006 financial year. As part of the transaction, Telecom Egypt was granted a put option over its entire 25.5% interest in Vodafone Egypt, giving Telecom Egypt the right to put its shares back to the Group at fair market value. This right remains for as long as the Group owns in excess of 20% of Vodafone Egypt.

On 12 January 2005, the Group completed the acquisition of the remaining 7.2% shareholding in Vodafone Hungary from Antenna Hungaria RT (“Antenna”). Antenna’s contractual put option in respect of its interest in Vodafone Hungary lapsed as a result of the acquisition.

On 29 November 2004, an option granted to France Telecom that gave it the right, but not the obligation, to buy shares in Vodafone Greece, expired, unexercised.

Off-balance sheet arrangements

The Group does not use off-balance sheet arrangements as a source of liquidity, capital resources, market risk support, credit risk support or for other financing purposes or benefits. Please refer to notes 26 and 27 to the Consolidated Financial Statements for a discussion of the Group’s off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

The Group’s treasury function provides a centralised service to the Group for funding, foreign exchange, interest rate management and counterparty risk management. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed annually by the Company’s Board of directors, most recently on 18 January 2005. A Treasury Risk Committee, comprising of the Group’s Financial Director, Group General Counsel and Company Secretary, Group Treasurer, Group Financial Controller and Director of Financial Reporting, meets quarterly to review treasury activities and management information relating to treasury activities. In accordance with the Group treasury policy, a quorum for meetings is four members and either the Group Financial Director or Group General Counsel and Company Secretary must be present at each meeting. The Group accounting function, which does not report to the Group Treasurer, provides regular update reports of treasury activity to the Board of directors. The Group uses a number of derivative instruments that are transacted, for risk management purposes only, by specialist treasury personnel. The Group’s internal auditors review the internal control environment regularly. There has been no significant change during the financial year, or since the end of the year, to the types of financial risks faced by the Group or the Group’s approach to the management of those risks.

Funding and liquidity

The Group’s policy is to borrow centrally, using a mixture of long term and short term capital market issues and borrowing facilities, to meet anticipated funding requirements. These borrowings, together with cash generated from operations, are on-lent or contributed as equity to certain subsidiaries. The Board of directors has approved three debt protection ratios, being: net interest to operating cash flow (plus dividends from associated undertakings); retained cash flow (operating cash flow plus dividends from associated undertakings less interest, tax, dividends to minorities and equity dividends) to net debt; and operating cash flow (plus dividends from associates of undertakings) to net debt.

These internal ratios establish levels of debt that the Group should not exceed other than for relatively short periods of time and are shared with the Group’s debt rating agencies, being Moody’s, Fitch Ratings and Standard & Poor’s.

Interest rate management

The Group’s main interest rate exposures are to euro and yen and, to a lesser extent, US dollar and sterling interest rates. Under the Group’s interest rate management policy, interest rates on monetary assets and liabilities are maintained on a floating rate basis, unless the forecast interest charge for the next eighteen months is material in relation to forecast results, in which case interest rates are fixed. In addition, fixing is required to be undertaken for longer periods when interest rates are statistically low. The amount on which interest rates are fixed is managed within limits approved by the Board, using derivative financial instruments such as swaps, futures, options and forward rate agreements.

At the end of the year, 31% (2004: 20%) of the Group’s gross borrowings were fixed for a period of at least one year. Under UK GAAP, a one hundred basis point rise in market interest rates for all currencies in which the Group had borrowings at 31 March 2005 would adversely affect loss before taxation by approximately £39 million. Under IFRS, the same movement would positively affect profit before taxation by approximately £17 million, as mark to market valuations of interest rate and other derivatives would be included in the determination of profit before taxation. The interest rate management policy has remained unaffected by the acquisitions completed during the financial year. Note 19 to the Consolidated Financial Statements contains analysis of the Group’s currency and interest profile of financial liabilities.

Foreign exchange management

As Vodafone’s primary listing is on the London Stock Exchange, its share price is quoted in sterling. Since the sterling share price represents the value of its future multi-currency cashflows, principally in euro, yen, sterling and US dollars, the Group has a policy to hedge external foreign exchange risks on transactions denominated in other currencies above certain de minimis levels.

The Group also maintains the currency of debt and interest charges in proportion with its expected future principal multi-currency cash flows. As such, at 31 March 2005, 122% of net debt was denominated in currencies other than sterling (72% euro, 47% yen and 3% US dollar), whilst 20% of net debt had been purchased forward in sterling in anticipation of sterling denominated shareholder returns via share purchases and dividends and 2% of net debt had been purchased forward in other currencies. This allows debt to be serviced in proportion to expected future cashflows and, therefore, provides a partial hedge against profit and loss account translation exposure, as interest costs will be denominated in foreign currencies. A relative strengthening in the value of sterling against certain currencies in which the Group maintains debt has resulted in a reduction in net debt of £143 million (2004: £144 million) from currency translation differences.

When the Group’s international net earnings for 2005 are retranslated using a 10% strengthening of sterling against all exchange rates, the 2005 financial year total Group operating loss would be reduced by £413 million (2004: £451 million), and would be increased by £505 million (2004: £564 million) using a 10% weakening of sterling.

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

Trend Information and Outlook

Trend Information

The growth in the mobile telecommunications industry in terms of customers, turnover and cash flows has been substantial over the past decade. Vodafone believes that the mobile industry will continue to experience growth, although as the markets in which the Group operates mature, the rate of growth will depend on the demand for enhanced voice and data products and services and the amount of voice and data

50	| Performance

Back to Contents

Back to Operating and Financial Review and Prospects Contents

traffic moving from fixed networks to mobile networks. The most significant current trends which are expected to impact the Group are:

Increasing penetration rates and competition between network operators for customers

Customer growth is, and the Group expects it to continue to be, a principal source of revenue growth. Gaining new customers depends on many factors, including network coverage and quality, customer satisfaction, product offerings and handset range but a key factor is often the pricing of handsets and tariffs. In general, as penetration rates rise in a market, competition intensifies as operators invest more in retaining their existing customers whilst offering incentives to potential new customers. These competitive pressures, along with new mobile users who generally spend less than existing users, exert a downward pressure on ARPU and result in increased acquisition and retention costs. The Group anticipates that this trend will continue though it will endeavour to offset the impact by usage stimulation campaigns, new product offerings and leveraging the Group’s scale and scope.

A number of national regulators are considering allocating additional spectrum or offering new licences for the provision of mobile telecommunications services. If the additional spectrum or new licences are acquired by new or existing competitors, the competitive pressures in the local market may increase.

Impact of new virtual competitors

New service providers in a number of markets in which the Group operates are increasing the competitive pressures in certain market segments with low cost offerings. Certain national regulators require, or have stated their intention to require, network operators to provide network access to such service providers.

Downward pressure on termination rates from regulatory action

In recent years, action by a number of national regulators has led to reductions in the income the Group receives for terminating calls from fixed or other mobile networks and, similarly, reductions in the cost charged by other operators for connecting a call on their fixed or mobile network. Vodafone expects such regulatory pressure to persist for the foreseeable future.

Development of and demand for non-voice services

Since the Group’s introduction of non-voice service offerings, turnover from these services has increased each year, although there can be no assurance that this will continue to be the case. With continued growth of messaging, more Vodafone live! customers, the launch of 3G services, including video calling and full track music downloads, the Vodafone Mobile Connect 3G/GPRS data card, and new business focused offerings, the Group expects continued growth in non-voice service revenue and for non-voice revenue to increase as a percentage of total service revenue over time.

Benefits of global scale and scope

As the world’s leading international mobile telecommunications company, the Group is able to benefit from its global scale and scope. The One Vodafone initiatives (see page 13) are targeted at maximising the future value of these benefits.

Impact of convergence and disruptive technologies

The emergence of new technologies, which enable core and radio access networks to be increasingly based on Internet protocols, is likely to provide the Group with opportunities to reduce costs and target the replacement of customers’ fixed line phone services. However, they will also provide opportunities for new competitors to enter the telecommunications services market. Vodafone believes it is well placed to take advantage of these opportunities, as demonstrated by the launch of the Vodafone at Home service in Germany.

Depreciation expense

Depreciation expense is driven largely by capital expenditure on building and upgrading the Group’s networks. Capital expenditure on network equipment has increased in recent years with the construction of 3G networks. As network equipment has an expected useful life of between three and ten years, the resulting depreciation expense is likely to increase in the medium term. The One Vodafone initiatives are expected to reduce capital expenditure, and hence depreciation, relative to turnover in the longer term.

Seasonality

The Group’s financial results and cash flows have not, historically, been subject to significant seasonal trends between the first and second half of the financial year, although there are a number of offsetting trends.

Traditionally, the Christmas period sees a higher volume of customer connections, contributing to higher equipment and connection revenue in the second half of the financial year. Ongoing airtime revenue also demonstrate signs of seasonality, with revenue generally lower during February, which is a shorter than average month, and revenue from roaming charges higher during the summer months as a result of increased travel by customers.

There is no assurance that these trends will continue in the future. For additional considerations related to these trends, please see “Risk Factors and Legal Proceedings – Risk Factors” on pages 25 and 26.

Outlook

For the year ending 31 March 2006(1)

These expectations for the 2006 financial year have been prepared on the basis of IFRS and do not include the impact of the acquisition of interests in MobiFon in Romania and Oskar in the Czech Republic. Details of the Group’s principal differences between UK GAAP and IFRS are provided in “Information on International Financial Reporting Standards”.

The Group expects growth in Group turnover in the 2006 financial year compared with the 2005 financial year. Capitalised fixed asset additions(2) are anticipated to be similar to the levels for the 2005 financial year at around £5 billion, as the Group continues the roll out of its 3G networks.

Free cash flow is expected to be in the £6.5 billion to £7.0 billion range. This is expected to be lower than that to be reported under IFRS for the 2005 financial year as the benefit of higher operating cash flow is more than offset by:

•	the expectation that dividends received from Verizon Wireless will be approximately £0.7 billion lower; and

•	higher expenditure on fixed assets and tax payments.

Share purchases are currently targeted to be approximately £4.5 billion in the 2006 financial year. Vodafone Italy shareholders approved the re-purchase of €7.9 billion of shares in that company at a meeting on 26 May 2005.

The Group is not currently aware of any developments to IFRS and related interpretations that would result in the reconciling items between UK GAAP and IFRS to be reported for the years ending 31 March 2005 and 31 March 2006 being significantly different to those previously reported for the six months ended 30 September 2004.

Other

The section entitled “Business Overview – Global Services – One Vodafone” on page 13 provides additional outlook statements in relation to the expected future benefits of One Vodafone initiatives on cash flow, capital expenditure and operating expenditure.

(1)	Comparisons to the 2005 financial year are prepared on the basis of IFRS, and where appropriate using constant exchange rates and after adjusting for business acquisitions and disposals and items not reflecting underlying business performance.
(2)	“Capitalised fixed asset additions” represents the aggregate of capitalised property, plant and equipment additions and capitalised software costs.

Performance |	51

Back to Contents

Non-GAAP Information

Cash flow measures

In presenting and discussing the Group’s reported results, free cash flow and operating free cash flow are calculated and presented on the basis of methodologies other than in accordance with UK GAAP. The Group believes that it is both useful and necessary to communicate free cash flow to investors and other interested parties, for the following reasons:

•	free cash flow allows the Company and external parties to evaluate the Group’s liquidity and the cash generated by the Group’s operations. Free cash flow does not include items determined independently of the ongoing business, such as the level of dividends, and items which are deemed discretionary, such as cash flows relating to acquisitions and disposals or financing activities. In addition, it does not necessarily reflect the amounts which the Group has an obligation to incur. However, it does reflect the cash available for such discretionary activities, to strengthen the balance sheet or to provide returns to shareholders in the form of dividends or share purchases;

•	free cash flow facilitates comparability of results with other companies, although the Group’s measure of free cash flow may not be directly comparable to similarly titled measures used by other companies;

•	it is used by management for planning, reporting and incentive purposes; and

•	it is useful in connection with discussion with the investment analyst community and the debt rating agencies.

The Group believes that the presentation of operating free cash flow is useful and necessary for investors and other interested parties as it provides the quantitative basis for the cash flow targets of the One Vodafone initiatives outlined on page 13. This measure may not be directly comparable to similarly titled measures used by other companies.

A reconciliation of net cash inflow from operating activities, the closest equivalent GAAP measure, to free cash flow and operating free cash flow, is shown below:

	Years ended 31 March
	2005	2004	2003	2002	2001
	£m	£m	£m	£m	£m

Net cash inflow from operating activities	12,713	12,317	11,142	8,102	4,587
Purchase of intangible fixed assets	(59)	(21)	(99)	(325)	(13,163)
Purchase of tangible fixed assets	(4,890)	(4,508)	(5,289)	(4,145)	(3,698)
Disposal of tangible fixed assets	70	158	109	75	275

Operating free cash flow	7,834	7,946	5,863	3,707	(11,999)
Dividends received from joint ventures and associated undertakings	2,020	1,801	742	139	353
Taxation	(1,616)	(1,182)	(883)	(545)	(1,585)
Net cash outflow for returns on investments and servicing of finance	(391)	(44)	(551)	(936)	(47)

Free cash flow	7,847	8,521	5,171	2,365	(13,278)

Organic growth

The Group believes that “organic growth”, which is not intended to be a substitute, or superior to, reported growth, provides useful and necessary information to investors and other interested parties for the following reasons:

•	it provides additional information on underlying growth of the business without the effect of factors unrelated to the operating performance of the business;

•	it is used by the Group for internal performance analysis; and

•	it facilities comparability of underlying growth with other companies, although the term “organic” is not a defined term under UK or US GAAP, and may not, therefore, be comparable with similarly titled measures reported by other companies.

Reconciliation of organic growth to reported growth is shown below:

		Organic	Impact of foreign	Impact of acquisitions	Reported
		growth	exchange	and disposals	growth
		%	%	%	%

Turnover
Mobile telecommunications	Voice revenue	4	(2)	1	3
	Non-voice revenue	11	(2)	1	10
	Total service revenue	5	(2)	1	4
	Acquisition and retention revenue	7	(3)	1	5
	Total	5	(2)	1	4

Total		6	(2)	(2)	2

52	| Performance

Back to Contents

			Impact of	Reported growth	Impact of goodwill	Reported growth
	Organic	Impact of	acquisitions	in non-GAAP	amortisation and	in equivalent
	growth	foreign exchange	and disposals	measure	exceptional items	GAAP measure(2)
	%	%	%	%	%	%

Total Group operating loss
Mobile telecommunications operating profit(1)	4	(3)	–	1	(4)	(3)
Total Group operating profit(1)	5	(3)	(1)	1	(4)	(3)

Notes
(1)	Before goodwill amortisation and exceptional items
(2)	Closest equivalent GAAP measure is Total Group operating loss

Presentation of measures before goodwill amortisation and exceptional items

The Group presents operating profit before goodwill amortisation and exceptional operating items for the Group and the Group’s reported business segments, being mobile telecommunications and other operations. The Group believes that it is both useful and necessary to report these measures for the following reasons:

•	these measures are used by the Group for internal performance analysis;

•	the presentation by the Group’s reported business segments of these measures facilitates comparability with other companies, although the Group’s measures may not be comparable with similarly titled profit measurements reported by other companies; and

•	it is useful in connection with discussion with the investment analyst community and debt rating agencies.

Reconciliation of these measures to the closest equivalent GAAP measure, Total Group operating loss, is provided in note 3 to the Consolidated Financial Statements.

Presentation of other revenue in discussion of trading results

The discussion of the trading results of the Group and principal markets on pages 33 to 44 presents the cost of sales related to acquisition and retention costs net of revenue attributable to these activities. The Group believes that this basis of presentation provides useful information for investors for the following reasons:

•	it provides trends in net subsidies with respect to the acquisition and retention of customers; and

•	it facilitates comparability of results with other companies operating in the mobile telecommunications business. This performance indicator is commonly used in the mobile telecommunications industry and by Vodafone management to compare net subsidies provided to acquire and retain customers to prior periods and internal forecasts. “Net other revenue”, “Net acquisition costs” and “Net retention costs” as used in the trading results are defined on page 29.

Reconciliation of “Net other revenue” to the closest equivalent GAAP measure, turnover, and “Net acquisition costs” and “Net retention costs” to their closest equivalent GAAP measure, gross acquisition and retention costs, are shown below:

	Mobile
	telecommunications	Germany	Italy	UK	Spain	Japan
	£m	£m	£m	£m	£m	£m

Year ended 31 March 2005:
Net other revenue	557	122	19	177	2	21
Acquisition and retention revenue	3,305	242	218	390	296	1,765

Other revenue	3,862	364	237	567	298	1,786
Total service revenue	29,322	5,320	5,328	4,498	2,963	5,610

Turnover	33,184	5,684	5,565	5,065	3,261	7,396

Year ended 31 March 2004:
Net other revenue	512	155	13	146	3	20
Acquisition and retention revenue	3,154	232	250	440	210	1,690

Other revenue	3,666	387	263	586	213	1,710
Total service revenue	28,249	5,149	5,049	4,196	2,473	6,140

Turnover	31,915	5,536	5,312	4,782	2,686	7,850

Performance |	53

Back to Contents

Non-GAAP Information continued

	Mobile
	telecommunications	Germany	Italy	UK	Spain	Japan
	£m	£m	£m	£m	£m	£m

Year ended 31 March 2005:
Net acquisition costs	2,051	348	93	388	246	641
Net retention costs	1,914	330	97	391	172	716
Acquisition and retention revenue	3,305	242	218	390	296	1,765

Gross acquisition and retention costs	7,270	920	408	1,169	714	3,122

Year ended 31 March 2004:
Net acquisition costs	1,897	367	76	333	146	677
Net retention costs	1,638	321	64	321	137	607
Acquisition and retention revenue	3,154	232	250	440	210	1,690

Gross acquisition and retention costs	6,689	920	390	1,094	493	2,974

Other

Certain of the statements within the section titled “Chief Executive’s Review” on pages 6 to 9 and the section titled “One Vodafone”, on page 13, contain forward-looking non-GAAP financial information for which at this time there is no comparable GAAP measure and which at this time cannot be quantitatively reconciled to comparable GAAP financial information.

Certain of the statements within the section titled “Trend Information and Outlook” on pages 50 and 51, contain forward-looking non-GAAP financial information which at this time cannot be quantitatively reconciled to comparable GAAP financial information.

54	| Performance

Back to Contents

Board of Directors and Group Management

Directors and Senior Management

The business of the Company is managed by its Board of directors. Biographical details of the directors and senior management are as follows:

Directors

Chairman

Lord MacLaurin of Knebworth, DL, aged 68, joined the Board in January 1997 and was made Chairman in July 1998. He is Chairman of the Nominations and Governance Committee. Lord MacLaurin was Chairman of Tesco PLC from 1985 to 1997 and has been a director of Enterprise Oil Plc, Guinness Plc, National Westminster Bank Plc and Whitbread PLC. He is also a non-executive director of the investment bank, The Evolution Group Plc.

Deputy Chairman

Paul Hazen, aged 63, has been a member of the Board of directors since June 1999 and became Deputy Chairman and the Board’s nominated senior independent director in May 2000. He is Chairman of the Audit Committee and a member of the Nominations and Governance Committee. In 2001, he retired as Chairman and Chief Executive Officer of Wells Fargo & Company and its principal subsidiary, Wells Fargo Bank, NA. Paul Hazen is Chairman of Accel-KKR and KKR Financial Corp. and is also a director of Safeway, Inc., Willis Group Holdings Limited and Xstrata AG.

Executive directors

Arun Sarin, Chief Executive, aged 50, became a member of the Board in June 1999. He was appointed Chief Executive in July 2003 and he is a member of the Nominations and Governance Committee. Arun Sarin joined Pacific Telesis Group in San Francisco in 1984 and has served in many executive positions in his 20 year career in telecommunications. He was a director of AirTouch from July 1995 and was President and Chief Operating Officer from February 1997 to June 1999. He was Chief Executive Officer for the Vodafone United States and Asia Pacific region until 15 April 2000, when he became a non-executive director. He has served as a director of The Gap, Inc., The Charles Schwab Corporation and Cisco Systems, Inc. and has recently been appointed as a non-executive director of the Court of the Bank of England.

Sir Julian Horn-Smith, Deputy Chief Executive, aged 56, has been a member of the Board of directors since June 1996. Previously the Group Chief Operating Officer, he was appointed Deputy Chief Executive on 1 January 2005. He is responsible for Business Development, which includes delivering Vodafone’s product and services portfolio to Vodafone’s affiliates and Partner Networks and expanding and consolidating Vodafone’s footprint. He is a director of China Mobile (Hong Kong) Limited and several of the Group’s overseas operating companies, including Chairman of the Supervisory Boards of Vodafone Deutschland GmbH and Vodafone D2 GmbH. Sir Julian is also a non-executive director of Lloyds TSB Group plc and Smiths Group plc.

Peter Bamford, Chief Marketing Officer, aged 51, joined the Board in April 1998 and was appointed to his present position in 2003. He is responsible for the full range of marketing and commercial activities including brand, global product development and content management, accountability for serving Vodafone’s global corporate customers and management and procurement of the global handset portfolio. Previously, he was Chief Executive, Northern Europe, Middle East & Africa Region and Managing Director of Vodafone UK. Before joining Vodafone in 1997, Peter Bamford held senior positions with Kingfisher plc and Tesco PLC and was a director of WH Smith PLC.

Thomas Geitner, Chief Technology Officer, aged 50, was appointed to the Board in May 2000 and is responsible for Group Technology. Prior to joining the Group, he was a member of the Management Board of RWE AG. Thomas Geitner is a director of several of the Group’s overseas subsidiaries including Chairman of the Supervisory

Board of Arcor AG & Co.KG, a member of the Supervisory Board of Vodafone D2 GmbH and a member of the Management Boards of Vodafone Holding GmbH and Vodafone Deutschland GmbH. He is also a member of the Supervisory Board of Singulus Technologies AG.

Ken Hydon, Financial Director, aged 60, has been a member of the Board since 1985. He is a Fellow of the Chartered Institute of Management Accountants, the Association of Chartered Certified Accountants and the Association of Corporate Treasurers. He is a director of several subsidiaries of the Company and is a member of the Board of Representatives of the Verizon Wireless partnership in the United States. Ken Hydon is also a non-executive director of Reckitt Benckiser plc and Tesco PLC. He will retire from the Board on conclusion of the AGM on 26 July 2005.

Non-executive directors

Sir John Bond, aged 63, was appointed to the Board on 1 January 2005 and became a member of the Remuneration Committee from 1 April 2005. He is the Group Chairman of HSBC Holdings plc and a non-executive director of Ford Motor Company and The Hong Kong and Shanghai Banking Corporation Limited. He joined HSBC in 1961. Sir John’s previous roles include Chairman of HSBC Bank plc and the Institute of International Finance (Washington) and he has been a non-executive director of the London Stock Exchange, Orange plc, British Steel plc and the Court of the Bank of England.

Dr. Michael Boskin, aged 59, became a member of the Board of directors in June 1999 on completion of the merger with AirTouch Communications Inc. and he is a member of the Remuneration Committee and the Audit Committee. He has been a Professor of Economics at Stanford University since 1971 and was Chairman of the President’s Council of Economic Advisers from February 1989 until January 1993. Dr Boskin is President and CEO of Boskin & Co., an economic consulting company, and is also a director of Exxon Mobil Corporation, Shinsei Bank Limited and Oracle Corporation.

Lord Broers, aged 66, joined the Board in January 1998 and is a member of the Audit Committee and the Nominations and Governance Committee. He is President of the Royal Academy of Engineering and a former Vice-Chancellor of Cambridge University. He spent many years with IBM, in senior roles within the research and development function, and is a Fellow of the Royal Society, the Institute of Electrical Engineers and the Institute of Physics. Lord Broers is also a Foreign Associate of the US National Academy of Engineering, a trustee of the British Museum and Chairman of the House of Lords Science and Technology Select Committee. He chairs the Vodafone Group Foundation and the Company’s UK pension trustee company.

John Buchanan, aged 61, has been a member of the Board of directors since April 2003. He is a member of the Audit Committee and, solely for the purposes of relevant legislation, is the Board’s appointed financial expert on that Committee. He retired from the Board of BP p.l.c. in 2002 after six years as Group Chief Financial Officer and executive director following a wide-ranging career with the company. He was a member of the United Kingdom Accounting Standards Board from 1997 to 2001. He is the Deputy Chairman of Smith & Nephew plc and a non-executive director of AstraZeneca PLC and BHP Billiton.

Penny Hughes, aged 45, has been a member of the Board since September 1998 and is the Chairman of the Remuneration Committee. She has particular expertise in marketing and has developed experience in many human resource areas, including leadership development, motivation and retention. She is President of the Advertising Association, a member of the advisory committee of Bridgepoint Capital Limited and a non-executive director of Reuters Group PLC, Scandinaviska Enskilda Banken AB and

Governance |	55

Back to Contents

Board of Directors and Group Management continued

The Gap, Inc. Penny Hughes was President, Coca-Cola Great Britain and Ireland, and has been a non-executive director of Next Plc, Trinity Mirror Plc and The Body Shop Plc.

Sir David Scholey CBE, aged 69, was appointed to the Board in March 1998. He is a member of the Nominations and Governance Committee and the Audit Committee. He is Chairman of Close Brothers Group plc and the Chubb Corporation, USA and is an adviser to UBS AG, Mitsubishi Corporation and IBCA-Fitch and Chairman of the Trustees of the National Portrait Gallery. Sir David was formerly a non-executive director of the Court of the Bank of England and a Governor of the British Broadcasting Corporation. He will retire from the Board after the AGM on 26 July 2005.

Professor Jürgen Schrempp, aged 60, has been a member of the Board of directors since May 2000 and is a member of the Nominations and Governance Committee and Remuneration Committee. He has been Chairman of the Board of Management of DaimlerChrysler AG since 1998. From 1995 until 1998 he was Chairman of the Board of Management of Daimler-Benz AG. He was one of the principal architects of the successful merger of Daimler-Benz with the Chrysler Corporation – a move that created DaimlerChrysler. He was a member of the Supervisory Board of Mannesmann AG until May 2000. Professor Schrempp is a member of the Board of directors of Compagnie Financière Richemont SA and Sasol Limited. Additional engagements include the Advisory Board of Deutsche Bank AG, the European Advisory Board of Harvard Business School and the German Council of INSEAD.

Luc Vandevelde, aged 54, joined the Board in September 2003 and is a member of the Remuneration Committee. He became Chairman of the Supervisory Board of Carrefour SA in February 2005. He is the Founder and Managing Director of Change Capital Partners LLP, a private equity fund. Luc Vandevelde was formerly Chairman of Marks & Spencer Group Plc and Chief Executive Officer of Promodes, and he has held senior European and international roles with Kraft General Foods.

Senior Management

Members of the Executive Committee who are not also executive directors are regarded as senior managers of the Company. Chaired by Arun Sarin, this committee focuses on the Group’s strategy, financial structure and planning, succession planning, organisational development and Group-wide policies. The Executive Committee comprises the executive directors, details of whom are shown above, and the senior managers listed below:

Brian Clark, Group Human Resources Director, aged 56, was appointed to this position in 2005. He joined Vodafone in 1997 and, before his current position, was Chief Executive, Asia Pacific Region. Prior to joining Vodafone, he was Managing Director and Chief Executive Officer of Telkom SA Limited, South Africa.

Paul Donovan, Chief Executive, Other Vodafone Subsidiaries, aged 46, was appointed to this position in January 2005. He joined Vodafone in 1999 as Managing Director –Commercial, and was appointed Chief Executive of Vodafone Ireland in 2001. He has over fifteen years experience in the telecommunications and IT industries and has held senior roles at BT, One2One and Optus Communications and, prior to that, marketing roles at the Mars Group, Coca Cola and Schweppes Beverages.

Pietro Guindani, Chief Executive Italy, aged 47, was appointed to this position in July 2004. He has been a member of Vodafone Italy’s board of directors since 2002 and held the post of Chief Financial Officer for the Vodafone Group’s Southern Europe and Middle East Region from 2001. He previously held a number of senior financial appointments, including Chief Financial Officer of Omnitel (now Vodafone Italy) since its start-up in 1995, International Finance Director with the Olivetti Group and Relationship Banker with Citibank N.A.

Alan Harper, Group Strategy and Business Integration Director, aged 48, joined Vodafone in 1995 as Group Commercial Director and he subsequently became Managing Director of Vodafone UK. He was appointed to his current position in July 2000. Prior to joining the Group he held the post of Business Strategy Director with Mercury One2One and senior roles with Unitel and STC Telecoms. He is also a member of the Vodafone D2 GmbH Supervisory Board and Chairman of the Vodafone UK Foundation.

Simon Lewis, Group Corporate Affairs Director, aged 46, joined Vodafone in November 2004. He was previously Group Director of Communications and Public Policy for Centrica Plc, Director of Corporate Affairs at NatWest Group and the Head of Public Relations at SG Warburg plc. He was President of the Institute of Public Relations in 1997 and is a Visiting Professor at the Cardiff School of Journalism. In 1998, he was seconded to Buckingham Palace for two years as the first Communications Secretary to The Queen. He is also a trustee of the Vodafone Group Foundation.

Tim Miles, Chief Executive UK, aged 47, was appointed to this position in April 2005. He joined Vodafone in August 2001 as Director of Business Markets for Vodafone New Zealand and became Managing Director of Vodafone New Zealand in January 2002. He has over twenty years experience in the IT and Telecommunications industry. Prior to joining Vodafone, he was Vice President for Global Industries, Unisys Corporation, USA and before that, held executive positions with Data General and IBM.

Bill Morrow, President Vodafone K.K. (Japan), aged 45, was appointed to this position in April 2005 after ten years with the Vodafone Group in various positions, including Chief Executive of Vodafone UK. He has twenty-five years of experience in the telecommunications industry, holding senior leadership roles in the USA, Asia and Europe, including management positions at Pacific Bell, director of AirTouch and Chief Technical Officer and then Executive Vice President and Chief Operating Officer at Proximus (Belgium).

Stephen Scott, Group General Counsel and Company Secretary, aged 51, was appointed to this position in the Group in 1991, prior to which he was employed in the Racal Group legal department, having moved into industry in 1980 from private law practice in London. He is a director of the Company’s UK pension trustee company and is a director and trustee of the Solicitors Pro Bono Group.

Shiro Tsuda, Executive Chairman and Chairman of the board of Vodafone K.K. (Japan), aged 59, was appointed to this position in April 2005, having joined Vodafone in 2004. He joined Nippon Telephone and Telegraph Public Corporation (now NTT) in 1970, helping to establish the mobile phone project that later became NTT DoCoMo. In 1996, he became a board member of NTT DoCoMo.

Jürgen von Kuczkowski, Chief Executive of Vodafone D2 GmbH (Germany), aged 64, was appointed to this position in June 1994. He joined Mannesmann Mobilfunk GmbH (now Vodafone D2 GmbH) in October 1990, initially as Director of Sales and Distribution. He was previously the Chief Executive, Central Europe Region and Chief Executive, Northern Europe Region.

Phil Williams, aged 54, is a director of several Group companies and is the senior Vodafone nominated director on the Board of Vodacom Group Pty Limited, the Group’s South African associated company. He was Group Human Resources Director from 1989 to 2005, having previously been Personnel Director of Costain plc. He is a trustee of the Vodafone Group Foundation and a director of the UK pension trustee companies. He will retire in July 2005.

56	| Governance

Back to Contents

Financial Director Designate

Andy Halford, Financial Director Designate, aged 46, will become the Financial Director of the Company on conclusion of the AGM on 26 July 2005. He joined Vodafone in 1999 as Financial Director for Vodafone Limited, the UK operating company, and in 2001, he became Financial Director for Vodafone’s Northern Europe, Middle East and Africa Region. In 2002, he was appointed Chief Financial Officer of Verizon Wireless in the US. Prior to joining Vodafone he was Group Finance Director at East Midlands Electricity Plc.

Integration and Operations Committee

On 1 January 2005, a new Integration and Operations Committee came into effect. Chaired by Arun Sarin, the Committee is responsible for setting operational plans, budgets and forecasts, product and service development, customer segmentation, managing delivery of multi-market propositions and managing shared resources. The Committee comprises the members of the Executive Committee plus:

Fritz Joussen, Chief Operating Officer Germany, aged 42, was appointed to this position in November 2003. He started his career at Tektronix in the US and went on to join Mannesmann in 1988 and Mannesmann Mobilfunk GmbH (now Vodafone D2 GmbH) in 1990. In 1997, he was appointed Vice President of Marketing and Product Management as a Management Board member of Mannesmann Mobilfunk GmbH. From December 2000 until November 2003, he was Vodafone’s Director of Global Product Management. He is a member of the Management Board of Vodafone D2 GmbH.

Governance |	57

Back to Contents

Directors’ Report

Review of the Group’s Business

The Group is involved principally in the provision of mobile telecommunications services. A review of the development of the business of the Company and its subsidiaries and associated undertakings is contained elsewhere in this Annual Report. Details of the Company’s principal subsidiary undertakings, associated undertakings and investments can be found in note 34 to the Consolidated Financial Statements.

Future developments

The Group is currently involved in the expansion and development of its mobile telecommunications and related businesses as described elsewhere in this Annual Report.

Corporate governance

The directors are committed to business integrity and professionalism. As an essential part of this commitment, the Board of directors supports high standards of corporate governance and its statement on corporate governance is set out on pages 60 to 63 of this Annual Report. The “Board’s Report to Shareholders on Directors’ Remuneration” on pages 65 to 74 of this Annual Report will be proposed for approval at the Company’s AGM to be held on 26 July 2005.

Share capital

A statement of changes in the share capital of the Company is set out in note 22 to the Consolidated Financial Statements.

Purchase by the Company of its own shares

At the AGM of the Company held on 27 July 2004, shareholders gave the Company permission, until the conclusion of the AGM to be held on 26 July 2005, to purchase up to 6,600,000,000 ordinary shares of the Company. A resolution for permission for the Company to renew its authority to purchase its own shares will be proposed at the AGM of the Company to be held on 26 July 2005.

During the period from 1 April 2004 to 31 March 2005, the Company purchased 2,985 million ordinary shares at a weighted average price, excluding transaction costs, of 133.30 pence.

The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (“the Regulations”) allow companies to hold shares acquired by way of market purchase in treasury, rather than having to cancel them. The directors may use the authority to purchase shares and hold them in treasury (and subsequently sell or transfer them out of treasury as permitted in accordance with the Regulations) rather than cancel them, subject to institutional guidelines applicable at the time. The shares purchased by the Company prior to 31 March 2005 are being held in treasury.

No dividends have been paid on shares whilst held in treasury and no voting rights attach to the treasury shares.

Results and dividends

The consolidated profit and loss account is set out on page 78 of this Annual Report.

The directors have proposed a final dividend for the year of 2.16 pence per ordinary share, payable on 5 August 2005 to shareholders on the register of members at close of business on 3 June 2005. An interim dividend of 1.91 pence per ordinary share was paid during the year, producing a total for the year of 4.07 pence per ordinary share, a total of approximately £2,658 million. The Company operates a dividend reinvestment plan, further details of which can be found on page 141 in this Annual Report.

Subsequent events

Details of material subsequent events are included in note 33 to the Consolidated Financial Statements included in this Annual Report.

Charitable contributions

During the year ended 31 March 2005, the Company made cash charitable donations of £26 million to the Vodafone Group Foundation (2004: £14 million), which included a £1 million donation to support the humanitarian rescue operation following the Asian Tsunami disaster. In addition, Group subsidiaries donated a further £4 million (2004: £7 million) to local Vodafone Foundations and a further £3 million (2004: £2 million) directly to a variety of causes, including a £1 million donation to the National Autistic Society by Vodafone UK. These donations total £33 million (2004: £23 million) and include donations of £2 million (2004: £3 million) made as required by the terms of certain network operating licences. More details regarding the activities of the Vodafone Group Foundation and local Vodafone Foundations can be found in the Company’s separate Corporate Responsibility (“CR”) report and in the Vodafone Foundation Yearbook which are available on the Company’s website, www.vodafone.com.

Political donations

At the AGM on 27 July 2004, the Board of directors sought and obtained shareholders’ approval to enable the Group to make donations to EU Political Organisations or incur EU Political Expenditure, under the relevant provisions of the Political Parties, Elections and Referendums Act 2000 (“the Act”). The approval given restricted such expenditure to an aggregate limit of £100,000 in the period of 12 months following the date of the AGM. Although the Group had, and has, no intention of changing its current policy and practice of not making political donations and will not do so without the specific endorsement of shareholders, the Board of directors sought the approval on a precautionary basis, to avoid any possibility of unintentionally breaching the Act.

The Group has made no political donations during the year.

The directors propose, again on a precautionary basis, to seek a renewal of shareholders’ approval at the AGM to be held on 26 July 2005. The amount of the approval will again be restricted to an aggregate amount of £100,000 (£50,000 in respect of donations to EU Political Organisations and £50,000 in respect of EU Political Expenditure) for a period of twelve months following the AGM.

Creditor payment terms

It is the Group’s policy to agree terms of transactions, including payment terms, with suppliers and, provided suppliers perform in accordance with the agreed terms, it is the Group’s normal practice that payment is made accordingly. The number of days outstanding between receipt of invoices and date of payment, calculated by reference to the amount owed to trade creditors at the year end as a proportion of the amounts invoiced by suppliers during the year, was 22 days (2004: 29 days) in aggregate for the Group. The Company did not have any trade creditors at 31 March 2005.

Research and development

The Group continues to pursue an active research and development programme for the enhancement of mobile telecommunications. Full details as to the Group’s research and development programme and activities can be found under “Business Overview –Research and Development”.

Directors’ interests in the shares of the Company

The “Board’s Report to Shareholders on Directors’ Remuneration” details the directors’ interests in the shares of the Company.

Directors’ interests in contracts

None of the current directors had a material interest in any contract of significance to which the Company or any of its subsidiary undertakings was a party during the financial year.

58	| Governance

Back to Contents

Directors’ Indemnities

In accordance with the Company’s Articles of Association, directors are granted an indemnity from the Company to the extent permitted by law in respect of liabilities incurred as a result of their office. The Companies (Audit Investigations and Community Enterprise) Act 2004 came into force on 6 April 2005, and, amongst other things, changed the provisions of Section 310 of the Companies Act 1985 to give companies the power to extend indemnities to directors against liability to third parties (excluding criminal and regulatory penalties) and to pay directors’ legal costs as incurred provided that they are reimbursed to the Company if the individual is convicted or, in an action brought by the Company, judgment is given against the director. The Company will seek shareholder approval at the AGM this year to amend its Memorandum and Articles of Association to give it authority to provide funding for directors’ defence costs. If shareholder approval is obtained, the Company will indemnify directors to the extent permitted by the new legislation.

Employees

Please refer to “Employees” on page 75.

Corporate responsibility

A summary of the Company’s approach is contained on page 76 of this Annual Report. Further details are contained in the Company’s CR report which is available to view on or download from the Company’s website, www.vodafone.com.

Auditors

Following a recommendation by the Audit Committee and, in accordance with section 384 of the Companies Act 1985, a resolution proposing the re-appointment of Deloitte & Touche LLP as auditors to the Company will be put to the AGM.

In their assessment of the independence of the auditors and in accordance with the US Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, the Audit Committee receives in writing details of relationships between Deloitte & Touche LLP and the Group that may have a bearing on their independence and receives confirmation that they are independent of the Company within the meaning of the securities laws administered by the SEC.

In addition, the Audit Committee pre-approves the audit fee after a review of both the level of the audit fee against other comparable companies, including those in the telecommunications industry, and the level and nature of non-audit fees, as part of its review of the adequacy and objectivity of the audit process.

In a further measure to ensure auditor independence is not compromised, policies have been adopted to provide for the pre-approval by the Audit Committee of all permitted non-audit services by Deloitte & Touche LLP. Should there be an immediate requirement for permitted non-audit services to be provided by Deloitte & Touche LLP which have not been pre-approved by the Audit Committee, the policies provide that the Group Audit Director will consult with the Chairman of the Audit Committee for pre-approval.

In addition to their statutory duties, Deloitte & Touche LLP are also employed where, as a result of their position as auditors, they either must, or are best placed to, perform the work in question. This is primarily work in relation to matters such as shareholder circulars, Group borrowings, regulatory filings and business acquisitions and disposals. Other work is awarded on the basis of competitive tender.

During the year Deloitte & Touche LLP charged £5 million (2004: £4 million) for audit services and a further £4 million (2004: £8 million) for non-audit assignments. An analysis of these fees can be found in note 5 to the Consolidated Financial Statements.

Major shareholders

The Bank of New York, as custodian of the Company’s American Depositary Receipt (“ADR”) programme, held approximately 12.5% of the Company’s ordinary shares of $0.10 each at 23 May 2005 as nominee. The total number of ADRs outstanding at 23 May 2005 was 804,689,870. At this date, 1,104 holders of record of ordinary shares had registered addresses in the United States and in total held approximately 0.006% of the ordinary shares of the Company. As at 23 May 2005, the following percentage interests in the ordinary share capital of the Company, disclosable under Part VI of the Companies Act 1985, have been notified to the directors:

Shareholder	Shareholding

The Capital Group Companies, Inc.	7.92%
Fidelity Management & Research Company	3.52%
Legal & General Investment Management	3.69%
Barclays PLC	3.65%

The rights attaching to the ordinary shares of the Company held by these shareholders are identical in all respects to the rights attaching to all the ordinary shares of the Company. The directors are not aware, as at 23 May 2005, of any other interest of 3% or more in the ordinary share capital of the Company. The Company is not directly or indirectly owned or controlled by any foreign government or any other legal entity. There are no arrangements known to the Company that could result in a change of control of the Company.

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

By Order of the Board

Stephen Scott
Secretary
24 May 2005

Governance |	59

Back to Contents

Corporate Governance

Introduction

Statement of Corporate Governance Policy

The Board of directors of the Company is committed to high standards of corporate governance, which it considers are critical to business integrity and to maintaining investors’ trust in the Company. The Group expects all its directors and employees to act with honesty, integrity and fairness. The Group will strive to act in accordance with the laws and customs of the countries in which it operates; adopt proper standards of business practice and procedure; operate with integrity; and observe and respect the culture of every country in which it does business.

The Combined Code

The Company’s ordinary shares are listed in the United Kingdom on the London Stock Exchange. As such, the Company is required to make a disclosure statement concerning its application of the principles of and compliance with the provisions of the revised Combined Code on corporate governance (the “Combined Code”). For the financial year ended 31 March 2005, the directors confirm that, save for the one matter referred to below, the Company has been in compliance with the provisions of section 1 of the Combined Code. The disclosures provided below are nevertheless intended to provide the reader with an explanation of the Company’s corporate governance.

The Combined Code provides that a company’s Remuneration Committee should be composed entirely of independent non-executive directors. Lord MacLaurin, the Chairman of the Board, is not treated as being independent for the purposes of the Combined Code and although the Board concluded that the Chairman provided important contributions to the work of the Remuneration Committee, his offer to step down as a member to ensure the Company’s strict compliance with the Combined Code was accepted. He stepped down in March 2005.

US Listing Requirements

The Company’s ADSs are listed on the NYSE and the Company is, therefore, subject to the rules of the NYSE as well as US securities laws and the rules of the SEC. The NYSE requires US companies listed on the exchange to comply with the NYSE’s corporate governance rules, but foreign private issuers such as the Company are exempt from most of those rules. However, pursuant to NYSE Rule 303A.11, the Company is required to disclose a summary of any significant ways in which the corporate governance practices it follows differ from those required by the NYSE for US companies, as summarised below.

The Sarbanes-Oxley Act of 2002 (US) applies to the Company. The Company has established a Disclosure Committee with responsibility for reviewing and approving controls and procedures over the public disclosure of financial and related information, and other procedures necessary to enable the Chief Executive and Financial Director to provide their Certifications of the Annual Report on Form 20-F that is filed with the SEC. The Company has also adopted a corporate code of ethics for senior financial officers, separate from and additional to its Business Principles, described below. A copy of this code is available on the Group’s website. The Company is making good progress on the work required to ensure compliance with section 404 of the Sarbanes-Oxley Act, which is required for the financial year ending 31 March 2007.

Differences from New York Stock Exchange corporate governance practices

Independence

The NYSE rules require that a majority of the Board must be comprised of independent directors and the rules include detailed tests that US companies must use for determining independence. The Combined Code requires a company’s board to assess and make a determination as to the independence of its directors. While the Company’s Board does not explicitly take into consideration the NYSE’s detailed tests, it has carried out an assessment and has determined in its judgement that all of the non-executive directors are independent within the requirements of the Combined Code. As at the date of this Annual Report, the Company’s board comprised the Chairman, five executive directors and nine non-executive directors.

Committees

Under NYSE rules, US companies are required to have a nominating/corporate governance committee and a compensation committee, composed entirely of independent directors. The Company’s Nominations and Governance Committee and Remuneration Committee have terms of reference and composition that comply with the Combined Code requirements. The Nominations and Governance Committee is chaired by the Company Chairman, and its other members are non-executive directors of the Company and the Chief Executive. The Remuneration Committee is composed entirely of non-executive directors whom the Board has determined to be independent in the manner described above. The Company’s Audit Committee is composed entirely of non-executive directors whom the Board has determined to be independent in the manner described above and who meet the requirements of Rule 10A-3 of the Securities Exchange Act. The Company considers that the terms of reference of these committees are generally responsive to the relevant NYSE rules but may not address all aspects of these rules.

Corporate Governance Guidelines

Under NYSE rules, US companies must adopt and disclose corporate governance guidelines. Vodafone has posted its statement of compliance with the Combined Code on its website at www.vodafone.com. The Company also has adopted a Group Governance Manual that applies to all directors and employees. The Company considers that its corporate governance guidelines are generally responsive to, but may not address all aspects of, the relevant NYSE rules.

Business Principles

In addition to the formal requirements of the Listing Authorities and Stock Exchanges described above, the Group has developed and implemented its own Business Principles which define its relationships with all of its stakeholders and govern how Vodafone conducts its day-to-day business. These can be found on the Group’s website at www.vodafone.com.

The Business Principles apply to all Vodafone’s mobile operating subsidiaries. Chief Executives are responsible for ensuring application of the Business Principles within their business. Vodafone also promotes the Business Principles to its associated undertakings and business partners.

Every employee is expected to act in accordance with the Business Principles. A confidential email facility has been established for employees to report any concerns.

The Group tracks implementation of its Business Principles through its internal audits.

Directors and Organisation

Board Composition

The Company’s Board of directors consists of fifteen directors, fourteen of whom served throughout the 2005 financial year. A t 31 March 2005, in addition to the Chairman, Lord MacLaurin, there were five executive directors and nine non-executive directors. The Deputy Chairman, Paul Hazen, is the nominated senior independent director and his role includes being available for approach or representation by directors or significant shareholders who may feel inhibited from raising issues with the Chairman. He is also responsible for conducting an annual review of the performance of the Chairman and, in the event it should be necessary, convening an annual meeting of the non-executive directors.

Sir John Bond joined the Board as a non-executive director on 1 January 2005. Ken Hydon and Sir David Scholey will retire on conclusion of the Company’s AGM on

60	| Governance

Back to Contents

26 July 2005. The Company considers all of its present non-executive directors to be fully independent. The executive directors are Arun Sarin (Chief Executive), Sir Julian Horn-Smith, Peter Bamford, Thomas Geitner and Ken Hydon.

The following table shows directors’ attendance at meetings during the 2005 financial year:

				Nominations and
		Audit		Governance		Remuneration
	Board	Committee		Committee		Committee

Number of Meetings
during the year to
31 March 2005	8	4		3		6

Lord MacLaurin	8			3	(1)	6
Paul Hazen	6	4	(1)	3
Arun Sarin	8			3
Sir Julian Horn-Smith	8
Peter Bamford	8
Vittorio Colao(3)	1
Thomas Geitner	8
Ken Hydon(2)	8
Sir John Bond(4)	2
Dr Michael Boskin	6	2				4
Lord Broers	8	4		3
John Buchanan	8	4
Penny Hughes	8					6	(1)
Sir David Scholey(2)	8	4		2
Professor Jürgen Schrempp	7			2		5
Luc Vandevelde	8					5

Notes:
(1)	Committee Chairman.
(2)	Ken Hydon and Sir David Scholey will resign from the Board on conclusion of the AGM on 26 July 2005.
(3)	Vittorio Colao left the Board in July 2004. There was only one meeting held during the year whilst he was a director.
(4)	Sir John Bond joined the Board on 1 January 2005 and from then until 31 March there were three Board meetings.

In addition to regular Board meetings, there are a number of other meetings to deal with specific matters. Directors unable to attend a Board meeting because of another engagement, as was the case for a number of directors in the year, are nevertheless provided with all the papers and information relevant for such meeting and are able to discuss issues arising in the meeting with the Chairman or the Chief Executive.

Re-election of Directors

During the year the Company reviewed its policy regarding the retirement of directors and, although having no obligation to do so, resolved that, in the interests of good corporate governance, all directors should offer themselves for re-election annually. Accordingly, at the AGM, to be held on 26 July 2005, other than Ken Hydon and Sir David Scholey who are retiring at the conclusion of the AGM, all the directors will be retiring and, being eligible and on the recommendation of the Nominations and Governance Committee, will offer themselves for re-election.

Performance Evaluation

Performance evaluation of the Board of directors, its Committees and individual directors takes place on an annual basis and is conducted within the terms of reference of the Nominations and Governance Committee. The Chairman leads the assessment of the Chief Executive and the non-executive directors, the Chief Executive reviews the executive directors and the senior independent director conducts the review of the performance of the Chairman. Each Board Committee undertakes a review of its own work and, in relation to the performance of the Board, each director is required to complete a comprehensive questionnaire, the results of which are analysed and discussed by the Nominations and Governance Committee prior to the presentation of recommendations to the Board. The evaluation process is designed to cover Board processes, the structure and capability of the Board, strategic alignment, Board dynamics and the skills brought to the Board by each director. A series of questionnaires has also been developed to facilitate the evaluation processes for each Board Committee.

The evaluations found the performance of each director to be effective and concluded that the Board provides the effective leadership and control required for a listed company. The Nominations and Governance Committee confirmed to the Board that the contributions made by the directors offering themselves for re-election at the AGM in July 2005 continued to be effective and the Company should support their re-election.

Information and Training

Actual financial results are presented to each Board meeting, together with reports from the executive directors in respect of their areas of responsibility. The Chief Executive presents his report to each meeting which deals, amongst other things, with investor relations, giving Board members an opportunity to develop an understanding of the views of major investors. From time to time, the Board receives detailed presentations from non-Board members on matters of significance or on new opportunities for the Group. Financial plans, including budgets and forecasts, are regularly discussed at Board meetings. The non-executive directors periodically visit different parts of the Group and are provided with briefings and information to assist them in performing their duties. The non-executive directors and the Chairman regularly meet without executives present.

The Board is confident that all its members have the knowledge, ability and experience to perform the functions required of a director of a listed company. On appointment, all directors are provided with appropriate training and guidance as to their duties, responsibilities and liabilities as a director of a public and listed company and also have the opportunity to discuss organisational, operational and administrative matters with the Chairman, the Chief Executive and the Company Secretary. When considered necessary, more formal training is provided.

Matters for the Board

The Board has a formal schedule of matters specifically referred to it for decision, including:

•	the approval of Group commercial strategy;

•	major capital projects;

•	the adoption of any significant change in accounting policies or practices; and

•	material contracts not in the ordinary course of business.

This schedule is reviewed periodically. It was last formally reviewed and updated by the Nominations and Governance Committee in January 2004 and its proposals were subsequently approved by the Board. Its currency and continued validity were assessed as part of the performance evaluations conducted in the 2005 financial year described earlier in this Report. The agenda for Board meetings are initially developed by the Chief Executive and the Company Secretary and are finalised by the Chairman. The directors have access to the advice and services of the Company Secretary and have resolved to ensure the provision, to any director who believes it may be required in the furtherance of his or her duties, of independent professional advice at the cost of the Company.

Executive Management

The executive directors, together with certain other Group functional heads and regional Chief Executives, meet monthly as the Executive Committee and the Integration and Operations Committee, both under the chairmanship of the Chief Executive. The Executive Committee is responsible for the day-to-day management of the Group’s businesses, the overall financial performance of the Group in fulfilment of strategy,

Governance |	61

Back to Contents

Corporate Governance continued

plans and budgets and Group capital structure and funding. It also reviews major acquisitions and disposals. The Integration and Operations Committee is responsible for setting operational plans, budgets and forecasts, product and service development, customer segmentation, managing delivery of multi-market propositions and managing shared resources.

Committees of the Board

The standing Board committees are the Audit Committee, the Nominations and Governance Committee and the Remuneration Committee. The composition and terms of reference of these committees are published on the Company’s website at www.vodafone.com. The Secretary to these standing Board Committees is the Company Secretary or his nominee.

The Audit Committee

The Audit Committee is comprised of financially literate members having the necessary ability and experience to understand financial statements. Solely for the purpose of fulfilling the requirements of the Sarbanes-Oxley Act of 2002 and the Combined Code, the Board has designated John Buchanan, who is an independent non-executive director, as its financial expert on the Audit Committee. Further details of John Buchanan can be found in “Directors and Senior Management”.

Under its terms of reference, the Audit Committee is required, amongst other things, to oversee the relationship with the external auditors, to review the Company’s preliminary results announcement, interim results and annual financial statements, to monitor compliance with statutory and listing requirements for any exchange on which the Company’s shares are quoted, to review the scope, extent and effectiveness of the activity of the Group Internal Audit Department, to engage independent advisers as it determines is necessary and to perform investigations. At least twice a year, the Audit Committee meets separately with the external auditors and the Group Audit Director without management being present. Further details on the overseeing of the relationships with the external auditors can be found under “Directors Report – Auditors” and the Report of the Audit Committee is set out on page 64.

The Nominations and Governance Committee

The Nominations and Governance Committee, which provides a formal and transparent procedure for the appointment of new directors to the Board, generally engages external consultants to advise on prospective Board appointees. This year, the Committee oversaw the appointment of a new Financial Director to take over from Ken Hydon upon his retirement and recommended the appointment of a further non-executive director. Detailed role profiles were agreed by the Committee before external search consultants were engaged to prepare a shortlist of potentially suitable candidates. Only after a rigorous interview process were the appointments recommended to the Board.

The Committee also reviewed the Group’s succession plans, directed the performance evaluations described earlier in this Annual Report, discussed matters of corporate governance and assessed the independence of non-executive directors prior to reporting to the Board.

The Remuneration Committee

The Remuneration Committee is responsible to the Board for the assessment and recommendation of policy on executive remuneration and packages for individual executive directors. The Committee has regular private sessions without executives present. Further information on the Committee’s activities are contained in the Board’s Report to Shareholders on Directors’ Remuneration.

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

Responsibility

The Board has overall responsibility for the system of internal control. A sound system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss. The process of managing the risks associated with social, environmental and ethical impacts is also discussed under “Corporate Responsibility”, below.

Control structure

The Board sets the policy on internal control that is implemented by management. This is achieved through a clearly defined operating structure with lines of responsibility and delegated authority. The Executive Committee, chaired by the Chief Executive, manages this on a day-to-day basis.

Written policies and procedures have been issued which clearly define the limits of delegated authority and provide a framework for management to deal with areas of significant business risk. These policies and procedures are reviewed and, where necessary, updated at Executive Committee meetings.

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

The Executive Committee and the Board review management reports on the financial results and key operating statistics.

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

A Treasury Report is distributed electronically on a daily basis that reports on treasury borrowings and investments.

62	|	Governance

Back to Contents

The Board reviews a half-yearly report detailing any significant legal actions faced by Group companies.

The Executive Committee monitors legal, environmental and regulatory matters and approves appropriate responses or amendments to existing policy.

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

The Directors, the Chief Executive and the Financial Director confirm that they have reviewed the effectiveness of the system of internal control and the disclosure controls and procedures through the monitoring process set out above and are not aware of any significant weakness or deficiency in the Group’s system of internal control. The Directors, the Chief Executive and the Financial Director have evaluated the effectiveness of the disclosure controls and procedures and, based on that evaluation, have concluded that the disclosure controls and procedures are effective as of the end of the period covered by this Annual Report.

During the period covered by this Annual Report, there were no changes in the Company’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect internal control over financial reporting.

Relations with Shareholders

The Company holds briefing meetings with its major institutional shareholders in the UK, the US and in Continental Europe, usually twice each year after the interim results and preliminary announcement, to ensure that the investing community receives a balanced and complete view of the Group’s performance and the issues faced by the Group. Telecommunications analysts of stockbrokers are also invited to presentations of the financial results. The Company, through its Investor Relations team, responds to enquiries from shareholders. During the year, the Company hosted an analyst and investor day at its headquarters in Newbury, England. The day consisted of a series of presentations by the senior management from Vodafone’s largest mobile operating subsidiaries and from Verizon Wireless, its associated undertaking in the United States. These presentations provided an overview of each of the individual businesses and were broadcast live via a webcast on the Company’s website.

The principal communication with private investors is through the provision of the Annual Review & Summary Financial Statement, the interim results and the AGM, an occasion which is attended by all the Company’s directors and at which all shareholders present are given the opportunity to question the Chairman and the Board of directors as well as the Chairmen of the Audit, Remuneration and Nominations and Governance Committees. The AGM is broadcast live on the Company’s website, www.vodafone.com, and a recording of the webcast can subsequently be viewed on the website. All substantive resolutions at the Company’s AGMs are decided on a poll. The poll is conducted by the Company’s Registrars and scrutinised by Electoral Reform Services. The proxy votes cast in relation to all resolutions are disclosed to those in attendance at the meeting and the results of the poll are published in national newspapers in the UK, the US and Ireland and on the Company’s website and announced via the regulatory news service. Financial and other information is made available on the Company’s website, www.vodafone.com, which is regularly updated.

Governance	|	63

Back to Contents

Corporate Governance continued

Report from the Audit Committee

The composition of the Audit Committee is shown in the table on page 61 and its terms of reference are discussed under “Commmittees of the Board – The Audit Committee”.

During the year ended 31 March 2005 the principal activities of the Committee were as follows:

Financial Statements

The Committee considered reports from the Financial Director and the Group Financial Controller on the half-year and annual financial statements. It also considered reports from the external auditors, Deloitte & Touche LLP on the scope and outcome of the annual audit.

The financial statements were reviewed in the light of these reports and the results of that review reported to the Board.

Risk Management and Internal Control

The Committee reviewed the process by which the Group evaluated its control environment, its risk assessment process and the way in which significant business risks were managed. It also considered the Group Audit department’s reports on the effectiveness of internal controls, significant frauds and any fraud that involved management or employees with a significant role in internal controls.

The Committee also reviewed and approved arrangements by which staff could, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. This was achieved through using existing reporting procedures and a web site with a dedicated anonymous email feature.

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

On behalf of the Audit Committee

64	|	Governance

Back to Contents

Board’s Report to Shareholders on Directors’ Remuneration

Dear Shareholder

Since the introduction of the current Executive Remuneration Policy in 2002 (the “Policy”), the Remuneration Committee has conducted annual reviews to ensure that the Policy continues to serve the Company and shareholders. This year, the Chairman and I have again maintained proactive dialogue on remuneration matters with the Company’s major shareholders and relevant institutions. The objectives of this dialogue are to provide information about the Company and its views on remuneration issues and to listen to shareholders’ opinions on any proposed adjustments to the Policy and remuneration governance generally.

As a result of this year’s review, the Remuneration Committee has concluded that the existing policy remains appropriate. The key principles of the Policy, which have not changed, are:

•	the expected value of total remuneration will be benchmarked against the relevant market;

•	a high proportion of total remuneration will be delivered through performance-related payments;

•	performance measures will be balanced between absolute financial measures and sector comparative measures to achieve maximum alignment between executive and shareholder objectives;

•	the majority of performance-related remuneration will be provided in the form of equity; and

•	share ownership requirements will be applied to executive directors.

The Committee has approved three changes within the existing framework. In March 2005, the Chairman stepped down as a member of the Remuneration Committee to address the issue of the Remuneration Committee comprising only independent non-executive directors. Sir John Bond has been appointed a member of the Committee with effect from 1 April 2005. Secondly, the Short Term Incentive Plan has been reviewed to ensure that performance measures continue to align with the Company’s strategy. The current financial year sees a change from EBITDA to Operating Profit (EBIT), greater focus on total service revenue, and a change in the measure of customer satisfaction. Finally, re-testing provisions will be removed from share options granted in 2005.

At the start of this year’s review, I examined how well incentive awards made in previous years had aligned with the Company’s performance. I am pleased to say that the Policy implementation has worked well and forecast rewards are commensurate with actual performance. I am confident that the Policy will continue to align executives’ interests with the interests of shareholders, whilst enabling the Company to engage a high calibre team to successfully lead the Company. During the year, Committee members and I conducted a formal review of the Committee’s effectiveness and concluded that it was effective and able to fulfil its terms of reference. I hope that we receive your support at the AGM on 26 July 2005.

Penny Hughes
Chairman of the Remuneration Committee
24 May 2005

Remuneration Committee

The Remuneration Committee is comprised to exercise independent judgement and consists only of independent non-executive directors. Penny Hughes (Chairman), Dr Michael Boskin, Professor Jürgen Schrempp and Luc Vandevelde all continue as members. Lord MacLaurin stepped down from the Committee in March 2005. He was replaced by Sir John Bond with effect from 1 April 2005. Lord MacLaurin will be invited to attend meetings as an observer and adviser but will not be entitled to vote.

The Chief Executive is invited to attend meetings of the Remuneration Committee, other than when his own remuneration is being discussed.

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

The structure of remuneration for executive directors under the Policy (excluding pensions) is illustrated below:

The Policy’s key objective is to ensure that there is a strong linkage between pay and performance. This is achieved by approximately 80% of the total package (excluding pensions) being delivered through performance-linked short and long term incentive plans. Therefore, the only guaranteed payment to executive directors is their base salary.

The Remuneration Committee selects performance measures for incentive plans that provide the greatest degree of alignment with the Company’s strategic goals and that are clear and transparent to both directors and shareholders. The performance measures adopted incentivise both operational performance and share price growth.

Governance |	65

Back to Contents

Board’s Report to Shareholders on Directors’ Remuneration continued

Each element of the reward package focuses on supporting different Company objectives, which are illustrated below:

Performance
		Purpose		Measure(s)

	•	Reflects competitive	•	Individual contribution
Base salary		market level, role and
individual achievement

	•	Motivates achievement of annual business KPIs	•	EBITDA (to be replaced
with EBIT from
Annual	•	Provides incentive to co-invest		1 April 2005)
deferred	•	Motivates achievement of	•	Free cash flow
share bonus		medium term KPIs	•	Total service revenue
	•	Aligns with shareholders	•	Customer satisfaction
			•	Adjusted EPS growth
on share deferral

	•	Incentivise earnings growth	•	Adjusted EPS growth
Share options		and share price growth
	•	Aligns with shareholders

Performance	•	Incentivise share price and	•	Relative Total
shares		dividend growth		Shareholder Return
	•	Aligns with shareholders		(“TSR”)

The principles of the Policy are cascaded, where appropriate, to executives below Board level as set out below:

	Base	Short/Medium	Long Term
	salary	Term Incentive	Incentives

Executive	Set against	Conditional on	Annual awards of
Committee	national	business performance	performance shares
	market	relevant to individual	and share options with
		executive	performance conditions

Target bonus level
competitive in local
market

Report on Executive Directors’ Remuneration for the 2005 Financial Year and Subsequent Periods

Total remuneration levels

In accordance with the Policy, the Company benchmarks total remuneration levels against other large European domiciled companies, using externally provided pay data. Total remuneration for these purposes means the sum of base salary and short, medium and long term incentives. The European focus was selected because Europe continues to be Vodafone’s major market and the Company is one of the top ten companies in Europe by market capitalisation. The competitive data is used as one input to determine the remuneration level of the Chief Executive and Board. The Committee also takes into account other factors including personal and Company performance in determining the target remuneration level.

Components of executive directors’ remuneration

Executive directors receive base salary, short/medium term incentive (annual deferred share bonus), long term incentives (performance shares and share options) and pension benefits. Vesting of all incentives is dependent on the achievement of performance targets that are set by the Remuneration Committee prior to the awards being granted.

Base salary

Salaries are reviewed annually with effect from 1 July and adjustments may be made to reflect competitive national pay levels, the prevailing level of salary reviews of employees within the Group, changes in responsibilities, Group and individual performance. External remuneration consultants provide data about market salary levels and advise the Committee accordingly. Pension entitlements are based only on base salary.

Incentive awards

Short/medium term incentive: Annual deferred share bonus

The purpose of the Vodafone Group Short Term Incentive Plan (“STIP”) is to focus and motivate executive directors to achieve annual business KPIs that will further the Company’s medium term objectives. The STIP awards made in July 2002 vested in July 2004. Details of STIP awards are given in the table on page 71.

The STIP comprises two elements: a base award and an enhancement award. Release of both elements after three years is dependent upon the continued employment of the participant.

Base award

The base award is earned by achievement of one year KPI linked performance targets and is delivered in the form of shares. The target base award level for the 2005 financial year was 100% of salary with a maximum of 200% of salary available for exceptional performance.

The Remuneration Committee reviews and sets the base award performance targets on an annual basis, taking into account business strategy. The performance measures for the 2005 financial year relate to EBITDA, total service revenue, free cash flow and customer satisfaction. Each element is weighted according to the responsibilities of the relevant director. For the Chief Executive, in the 2005 financial year, the EBITDA target was 40% of the total, total service revenue 25%, free cash flow 20% and customer satisfaction 15%, and the payout achieved was 104%. The targets are not disclosed, as they are commercially sensitive. For the 2006 financial year, the EBITDA measure will be replaced with Operating Profit (EBIT) and increased focus will be placed on total service revenue. Free Cash Flow remains a key measure and the customer satisfaction measure is retained and enhanced.

The Group may, at its discretion, pay a cash sum of up to the value of the base award in the event that an executive director declines the share award. In these circumstances, the executive director will not be eligible to receive the enhancement award or any cash alternative.

Enhancement award

An enhancement award of 50% of the number of shares comprised in the base award is earned by achievement of a subsequent two-year EPS performance target following the initial twelve-month period. For awards made in the 2005 financial year, w hich will vest in July 2006, the performance target was that growth in EPS, before goodwill amortisation and exceptional items, must equal or exceed 16% over the two-year performance period.

The Company is reviewing the current STIP and may propose changes to the design of the plan to enhance its effectiveness and enable it to be operated outside the UK for the Company’s international senior executives. Any changes to the plan will be discussed with major shareholders and relevant institutions with a view to applying the changes to bonuses earned in the 2006 financial year.

Long term incentives

Awards of performance shares and share options were made to executive directors following the 2004 AGM on 28 July 2004. The awards for the 2005 financial year will be also be made following the AGM.

Awards are delivered in the form of ordinary shares of the Company. All awards are made under plans that incorporate dilution limits as set out in the Guidelines for Share Incentive Schemes published by the Association of British Insurers. The current estimated dilution from subsisting awards, including executive and all-employee share awards, is approximately 2.4% of the Company’s share capital at 31 March 2005 (2.1% as at 31 March 2004).

66	| Governance

Back to Contents

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

In the 2005 financial year, the Chief Executive received an award of Performance shares with a face value of two times base salary; the Deputy Chief Executive and other executive directors one and a half times their base salary.

Performance shares will vest only if the Company ranks in the top half of the ranking table; maximum vesting will only occur if the Company is in the top 20%. Vesting is also conditional on underlying improvement in the performance of the Company. Awards will vest to the extent that the performance condition has been satisfied at the end of the three-year performance period. To the extent that the performance target is not met, the awards will be forfeited. The following chart shows the basis on which the performance shares will vest:

The constituents of the FTSE Global Telecommunications index as at July 2004, (applicable to awards in the 2005 financial year), excluding the Company, were:

Alltel	Portugal Telecom
AT&T	Royal KPN
AT&T Wireless Services Inc	SBC Communications
BCE	Singapore Telecommunications
BellSouth	Sprint Corp-FON Group
BT Group	Sprint Corp-PCS Group
China Mobile Hong Kong	Swisscom
China Unicom	Telecom Italia
Deutsche Telekom	Telefonica
France Telecom	Telenor
KDDI	TeliaSonera
02	Telstra
Nextel Communications	TIM
Nippon Telegraph & Telephone	Verizon Communications
NTT DoCoMo

Previously disclosed performance share awards granted in the 2002 financial year vested in the 2005 financial year. Details are given in the table on page 72.

Share options

Share options are granted annually to executive directors.

The exercise of the options is subject to the achievement of a performance condition set prior to grant. The Remuneration Committee determined that the most appropriate performance measure for 2004/05 awards was absolute growth in EPS, before goodwill amortisation and exceptional items. One quarter of the option award will vest for achievement of EPS growth of 8% p.a. rising to full vesting for achievement of EPS growth of 18% p.a. over the performance period. In setting this target the Remuneration Committee has taken the internal long range plan and market expectations into account. The Remuneration Committee’s advisers have confirmed that this EPS target is amongst the most demanding of those set by large UK based companies. The Remuneration Committee has decided that for the 2006 financial year grants, the performance range will be 8% – 16% p.a. The following chart illustrates the basis on which share options granted in the 2005 financial year will vest:

Options have a ten-year term and will vest after three years, subject to performance achievement. For options granted in the 2004 financial year, performance may be measured again after year five from a fixed base year. The Remuneration Committee, having considered this matter at length and taking into account the evolving views of institutional investors, has decided to remove the performance re-test for the 2005 financial year option awards.

The price at which shares can be acquired on option exercise will be no lower than the market value of the shares on the day prior to the date of grant of the options. Therefore, scheme participants only benefit if the share price increases and vesting conditions are achieved. The Vodafone Group Plc 1999 Long Term Stock Incentive Plan is the vehicle for the provision of these incentive awards.

In July 2004, the Chief Executive received an award of options with a face value of seven times base salary; the Deputy Chief Executive and the other executive directors five times their base salary.

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

Governance |	67

Back to Contents

Board’s Report to Shareholders on Directors’ Remuneration continued

For example, if the Company’s share price increases by over 50% from 140 pence to approximately 210 pence, the Company’s value increases by £46 billion, and there is 50% vesting of long term incentives, the Chief Executive would have a pre-tax gain of just under £4 million, representing less than a tenth of 1% of the total increase in shareholder value.

New Share Plan Rules

The Company proposes to introduce new share plan rules, which will be tabled for shareholder approval at the AGM on 26 July 2005. No changes are proposed to the award policy for Executive directors or other participants. The Company wishes to introduce one consistent set of rules under which all long term incentives may be awarded. The new rules will comply with the latest UK corporate governance guidelines and industry best practice. Full details of the proposed rules can be found in the notice of the 2005 AGM. Any future changes to the award policy for the Board will be discussed with major shareholders and relevant institutions prior to implementation.

Measurement of performance under IFRS

From 1 April 2005, the Company will no longer report its financial statements under UK GAAP, and instead will report under IFRS. The Remuneration Committee has reviewed the impact of the introduction of IFRS for incentive scheme purposes, to ensure that performance achievement can be measured on a consistent basis and that the introduction of the new standard does not advantage or disadvantage participants. Only three past incentive awards are potentially affected by the transition to IFRS: GMR options granted in 2001, 2002 Executive Options and 2003 Executive Options. The 2001 GMR options include the measurement of EBITDA, which will not materially be affected by IFRS, and therefore no adjustment is required to measure performance achievement. The 2002 and 2003 Executive Option grants are subject to achievement of growth in EPS. For these schemes, EPS under IFRS will be adjusted to reflect UK GAAP measurement so that performance may be measured on a consistent basis. In each case, an independent auditor will be requested to review and verify the achievement level.

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

Pensions

The Chief Executive, Arun Sarin, is provided with a defined contribution pension arrangement to which the Company contributes 30% of his base salary. The contribution is held in a notional fund outside the Company pension scheme.

Sir Julian Horn-Smith, Ken Hydon (until his normal retirement age) and Peter Bamford, being UK based directors, are contributing members of the Vodafone Group Pension Scheme, which is a UK scheme approved by the Inland Revenue.

This Scheme provides a benefit of two-thirds of pensionable salary after a minimum of 20 years’ service, with a contingent spouse’s pension of 50% of the member’s pension. The normal retirement age is 60, but directors may retire from age 55 with a pension proportionately reduced to account for their shorter service but with no actuarial reduction. Pensions increase in payment by the lower of 5% per annum or the maximum amount permitted by the Inland Revenue. Peter Bamford, whose benefits are restricted by Inland Revenue earnings limits, also participates in a defined contribution Vodafone Group Funded Unapproved Retirement Benefit Scheme (“FURBS”) to enable pension benefits to be provided on his base salary above the earnings cap. The Company makes a contribution of 30% of base salary above the earnings cap.

Ken Hydon reached 60 years of age in November 2004 and in accordance with normal pension plan rules received an immediate pension based on his accrued service and final pensionable salary. In recognition of Mr Hydon agreeing to stay with the

Company until the end of the 2005 AGM, the Committee agreed to provide a pension allowance of 30% of base salary for each complete month from his 60th birthday until he steps down from the Board.

Thomas Geitner is entitled to a defined benefit pension of 40% of salary from a normal retirement age of 60. On early retirement, the pension may be reduced if he has accrued less than 10 years of Board service, but will not be subject to actuarial reduction. The pension increases in line with German price inflation and a spouse’s pension of 60% of his pension is payable from his death.

All the plans referred to above provide for benefits on death in service.

Further details of the pension benefits earned by the directors in the year ended 31 March 2005 can be found on page 71. Liabilities in respect of the pension schemes in which the executive directors participate are funded to the extent described in note 32 to the Consolidated Financial Statements, “Pensions”.

A-Day proposals

As a result of the new UK legislation affecting the taxation of pensions, the Company has reviewed the pension arrangements it provides to UK based executives. The Company will permit executives to continue participation in the defined benefit scheme and, from April 2006, intends to permit executives to cease pension accrual in this scheme and elect to receive a non-pensionable cash allowance. Participation in a defined contribution plan will be provided in place of the current FURBS.

All-employee share incentive schemes

Global All Employee Share Plan

As in the year ended 31 March 2004, the Remuneration Committee has approved that an award of shares based on the achievement of performance conditions be made to all employees in the Vodafone Group on 1 July 2005. These awards have a dilutive effect of approximately 0.03%.

Sharesave

The Vodafone Group 1998 Sharesave Scheme is an Inland Revenue approved scheme open to all UK permanent employees.

The maximum that can be saved each month is £250 and savings plus interest may be used to acquire shares by exercising the related option. The options have been granted at up to a 20% discount to market value. UK based executive directors are eligible to participate in the scheme and details of their participation are given in the table on page 73.

Share Incentive Plan

The Vodafone Share Incentive Plan (“SIP”) is an Inland Revenue approved plan open to all UK permanent employees. Eligible employees may contribute up to £125 each month and the trustee of the plan uses the money to buy shares on their behalf. An equivalent number of shares is purchased with contributions from the employing company. UK based executive directors are eligible to participate in the SIP and details of their share interests under these plans are given in the table on page 74.

Non-executive directors’ remuneration

The remuneration of non-executive directors is periodically reviewed by the Board, excluding the non-executive directors. Basic fee levels were increased in April 2005 to reflect directors’ considerably increased workload and the increased complexity of managing an international group. The fees payable are as follows:

Fees payable from
1 April 2005
£’000

Chairman	510
Deputy Chairman and Senior Independent Director	120
Basic Non-Executive Director fee	95
Chairmanship of Audit Committee	20
Chairmanship of Remuneration Committee	15
Chairmanship of Nominations and Governance Committee	10

68	| Governance

Back to Contents

In addition, an allowance of £6,000 is payable each time a non-European based non-executive director is required to travel to attend Board and Committee meetings, to reflect the additional time commitment involved.

Details of each non-executive director’s remuneration are included in the table on page 70.

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

Details of the contract terms of the executive directors follow:

	Contract start date	Unexpired term	*	Notice period

Arun Sarin	1 April 2003	Indefinite		1 year
Peter Bamford	1 April 1998	Indefinite		1 year
Thomas Geitner	1 June 2005	Indefinite		1 year
Sir Julian Horn-Smith	4 June 1996	Indefinite		1 year
Ken Hydon	1 January 1997	Indefinite		1 year

* until normal retirement age.

At the time of his appointment to the Board, Thomas Geitner was employed under a fixed term five-year service contract with Mannesmann AG (now Vodafone Holding GmbH), which was the normal contract arrangement for Mannesmann AG board members. Mr Geitner entered into a new contract with the Company in June 2005 which provides similar terms to the other executive directors.

All the UK based executive directors have, whilst in service, entitlement under a long term disability plan from which two-thirds of base salary would be provided until normal retirement date. In the event of disability, Thomas Geitner would receive his normal retirement pension based on his accrued service.

Retirement of Ken Hydon

Ken Hydon, the Company’s Financial Director, will retire from the Company following the AGM on 26 July 2005. As well as his pension entitlement (see Pensions section on page 71), Mr. Hydon will be entitled to subsisting awards, pro-rated for both time and performance, in accordance with the standard rules of each incentive plan in which he participates. The Remuneration Committee agreed that he would be offered the opportunity to purchase his company car on leaving the Company. No severance payment will be payable to him.

Resignation of Vittorio Colao

Vittorio Colao resigned from the Board and left the Company on 11 July 2004. He received no severance payment and his entitlements under the incentive plans in which he participated were determined by the standard rules applicable. All long term incentive awards lapsed upon his resignation.

Fees retained for non-executive directorships in other companies

Some executive directors hold positions in other companies as non-executive directors. The fees received in respect of the 2005 financial year and retained by directors were as follows:

		Fees retained by the
	Company in which non-	individual in the 2005
	executive directorship is held	financial year (£’000)(1)

Thomas Geitner	Singulus Technologies AG	61.8
Vittorio Colao	RAS SpA	11.2
Sir Julian Horn-Smith	Smiths Group plc	45.3
	LloydsTSB Group plc	13.7
Ken Hydon	Reckitt Benckiser plc	50.0
	Tesco PLC	57.2

(1)	Fees were retained in accordance with Company policy

Chairman and non-executive directors

After completing an initial three-year term, in March 2003, the Chairman accepted the invitation of the Nominations and Governance Committee and the Board to continue in office. The appointment continues indefinitely and may be terminated by either party on one year’s notice.

Non-executive directors, including the Deputy Chairman, are engaged on letters of 1 year appointment that set out their duties and responsibilities. The appointment of non-executive directors may be terminated without compensation.

The terms and conditions of appointment of non-executive directors are available for inspection by any person at the Company’s registered office during normal business hours and at the AGM (for 15 minutes prior to the meeting and during the meeting).

Sir John Bond was appointed to the Board as a non-executive director with effect from 1 January 2005 and holds office on the same terms as other non-executive directors.

TSR performance

The following chart shows the performance of the Company relative to the FTSE100 index and the FTSE Global Telecommunications index, which are the most relevant indices for the Company.

Graph provided by Towers Perrin and calculated according to a methodology that is compliant with the requirements of the regulations. Data Sources: FTSE and Datastream

N.B. Performance of the Company shown by the graph is not indicative of vesting levels under the Company’s various incentive plans.

Governance |	69

Back to Contents

Audited Information

Remuneration for the Year ended 31 March 2005

The remuneration of the directors for the year ended 31 March 2005 was as follows:

	Salary/fees		Incentive schemes			Benefits			Total
	2005	2004	2005	(1)	2004	2005	(2)	2004	2005	2004
	£’000	£’000	£’000		£’000	£’000		£’000	£’000	£’000

Chairman
Lord MacLaurin	485	473	–		–	32		22	517	495
Deputy Chairman
Paul Hazen	130	124	–		–	–		–	130	124
Chief Executive
Arun Sarin	1,175	1,100	1,148		1,217	183		879	2,506	3,196
Executive directors
Peter Bamford	771	733	663		722	37		34	1,471	1,489
Vittorio Colao	191	531	–		651	3		9	194	1,191
Thomas Geitner	679	644	665		673	37		35	1,381	1,352
Sir Julian Horn-Smith	970	908	966		950	34		39	1,970	1,897
Ken Hydon	779	733	776		776	30		29	1,585	1,538
Non-executive directors
Sir John Bond	21	–	–		–	–		–	21	–
Dr Michael Boskin	85	80	–		–	–		–	85	80
Lord Broers	85	80	–		–	–		–	85	80
John Buchanan	85	80	–		–	–		–	85	80
Penny Hughes	95	90	–		–	–		–	95	90
Sir David Scholey	85	80	–		–	–		–	85	80
Professor Jürgen Schrempp	85	80	–		–	–		–	85	80
Luc Vandevelde	85	50	–		–	–		–	85	50
Former directors(3)	–	966	–		429	226		324	226	1,719

	5,806	6,752	4,218		5,418	582		1,371	10,606	13,541

Notes:
(1)	These figures are the cash equivalent value of the base share awards under the Vodafone Group Short Term Incentive Plan applicable to the year ended 31 March 2005. These awards are in relation to the performance achievements against targets in EBITDA before exceptional items, total service revenue, free cash flow and customer satisfaction for the 2005 financial year.
(2)	Benefits principally comprise cars and private health and disability insurance. For Arun Sarin, the figure includes £133,000 (gross) to cover the costs of relocating from the US to the UK. The relocation expenses paid covered costs including legal expenses, stamp duty, transportation costs and other out-of-pocket costs in accordance with normal Company policy. No further relocation costs are payable.
(3)	Under the terms of an agreement, Sam Ginn, a former director of the Company, provides consultancy services to the Group and is entitled to certain benefits. The estimated value of the benefits received by him in the year to 31 March 2005 was £226,000.

The aggregate compensation paid by the Company to its collective senior management(1) for services for the year ended 31 March 2005, is set out below. The aggregate number of senior management as at 31 March 2005 was 10, compared to 6 as at 31 March 2004.

	2005	2004
	£’000	£’000

Salaries and fees	2,972	2,341
Incentive schemes(2)	2,875	2,415
Benefits	1,066	462

	6,913	5,218

Notes:
(1)	Aggregate compensation for senior management is in respect of those individuals who were members of the Executive Committee as at, and for the year ended, 31 March 2005, other than executive directors.
(2)	Comprises the incentive scheme information for senior management on an equivalent basis to that disclosed for directors in the table at the top of this page. Details of share incentives awarded to directors and senior management are included in footnotes to the Short Term Incentive and Long Term Incentives tables on pages 71 and 72.

70	| Governance

Back to Contents

Pensions

Pension benefits earned by the directors in the year ended 31 March 2005 were:

							Transfer value	Employer
					Change in	Change in	of change in	allocation/
		Change in			transfer value	accrued	accrued	contribution to
	Total accrued	accrued	Transfer	Transfer	over year less	benefit in	benefit net of	defined
	benefit at	benefit over	value at	value at	member	excess of	member	contribution
	31 March 2005(1)	the year(1)	31 March 2004(2)	31 March 2005(2)	contributions	inflation	contributions	Plans
Name of Director	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

Arun Sarin	–	–	–	–	–	–	–	330.0
Peter Bamford	27.3	4.3	275.5	348.8	69.7	3.6	42.4	192.4
Vittorio Colao	–	–	–	–	–	–	–	5.3
Thomas Geitner	92.7	28.0	763.1	1,163.2	400.1	25.9	325.1	–
Sir Julian Horn-Smith	548.1	67.8	7,498.8	9,090.3	1,559.2	52.4	836.9	–
Ken Hydon(3)	506.2	29.7	9,129.0	10,241.1	1,097.0	14.4	276.7	98.9

Notes:

(1)	The accrued pension benefits earned by the directors are those which would be paid annually on retirement, based on service to the end of the year, at the normal retirement age. The increase in accrued pension excludes any increase for inflation.
(2)	The transfer values have been calculated on the basis of actuarial advice in accordance with the Faculty and Institute of Actuaries’ Guidance Note GN11. No director elected to pay additional voluntary contributions. The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the pension scheme.
(3)	Ken Hydon reached 60 years of age on 3 November 2004 and will retire from the Company following the AGM on 26 July 2005. In accordance with the standard rules of the scheme, he received an immediate pension based on his accrued benefit without actuarial reduction or any enhancement. From 1 December 2004, Ken Hydon accrued a cash allowance equivalent to 30% of his base salary. This will cease when he leaves the Company.

In respect of senior management, the Group has made aggregate contributions of £799,524 into pension schemes. The Company’s proposals in light of the forthcoming changes in pension legislation which are due to take effect on 6 April 2006 are detailed under “Pensions” on page 68.

Directors’ interests in the shares of the Company

Short Term Incentive

Conditional awards of ordinary shares made to executive directors under the STIP, and dividends on those shares paid under the terms of the Company’s scrip dividend scheme and dividend reinvestment plan, are shown below. STIP shares which vested and were sold or transferred during the year ended 31 March 2005 are also shown below.

		Shares conditionally
	Total	awarded during the		Shares conditionally			Shares added
	interest	year as base award in		awarded during the year			during the	Shares sold or transferred during
	in STIP	respect of STIP		as enhancement shares			year through	the year in respect of the
	on 1 April	awards for the 2004		in respect of STIP awards			dividend	2001, 2002 and 2003 financial		Total interest in STIP as at
	2004	financial year		for the 2004 financial year			reinvestment	years(1)		31 March 2005

		Number								Number of
	Total		Value at date		Value at date			In respect	In respect of	Base	Number of	Total
	number of		of award	(2)(3)	of award	(2)	Total number	of base	enhancement	Award	enhancement	value	(4)
	shares		£’000	Number	£’000		of shares	awards	shares	shares	shares	£’000

Arun Sarin	–	1,013,733	1,217	506,867	608		–	–	–	1,013,733	506,867	2,136
Peter Bamford	2,130,190	601,320	722	300,661	361		9,733	722,305	361,152	1,305,631	652,816	2,752
Vittorio Colao	942,015	–	–	–	–		–	628,010	–	–	–	–
Thomas Geitner	640,269	–	–	–	–		2,819	209,255	104,628	219,470	109,735	463
Sir Julian Horn-Smith	1,324,070	–	–	–	–		52	34	18	882,713	441,357	1,860
Ken Hydon	1,081,324	–	–	–	–		52	34	18	720,883	360,441	1,519

Notes:
(1)	Shares in respect of the STIP awards for the 2001 and 2002 financial years were transferred on 1 July 2004 and 27 August 2004. In accordance with the terms of the STIP, the enhancement award for the 2003 financial year made to Vittorio Colao was forfeited on his resignation from the Board.
(2)	Previously disclosed within directors’ emoluments for the year ended 31 March 2004.
(3)	Value at date of award is based on the price of the Company’s ordinary shares on 1 July 2004 of 120.0118p.
(4)	The value at 31 March 2005 is calculated using the closing middle market price of the Company’s ordinary shares at 31 March 2005 of 140.50p.

The aggregate number of shares conditionally awarded during the year as base award and enhancement shares to the Company’s senior management, other than executive directors, is 585,536. For a description of the performance and vesting conditions, see “Short/medium term incentive” on page 66.

Governance |	71

Back to Contents

Board’s Report to Shareholders on Directors’ Remuneration continued

Long Term Incentives

Performance shares

Conditional awards of ordinary shares made to executive directors under the Vodafone Group Long Term Incentive Plan and Vodafone Group Plc 1999 Long Term Stock Incentive Plan, and dividends on those shares paid under the terms of the Company’s scrip dividend scheme and dividend reinvestment plan, are shown below. Long Term Incentive shares that vested and were sold or transferred during the year ended 31 March 2005 are also shown below.

									Shares sold or
						Shares added	Shares forfeited		transferred in
	Total					during the	in respect of		respect of
	interest in					2005 financial	awards for the		awards for the
	Long Term					year through	2002, 2003 and		2001, 2002 and
	Incentives at		Shares conditionally awarded during			dividend	2004 financial		2003 financial		Total interest in Long Term
	1 April 2004	(1)	the 2005 financial year			reinvestment	years		years		incentives at 31 March 2005

	Number		Number	Value at date	(2)	Number	Number	(3)	Number	(3)			(4)
				of award							Number	Total value
				£’000							of shares	£’000

Arun Sarin	1,844,863		2,016,806	2,400		–	–		–		3,861,669	5,426
Peter Bamford	2,225,622		983,727	1,170		26,471	190,048		111,142		2,934,630	4,123
Vittorio Colao	1,353,065		–	–		6,383	1,359,448		–		–	–
Thomas Geitner	1,812,851		829,438	987		20,285	147,148		86,049		2,429,377	3,413
Sir Julian Horn-Smith	2,810,569		1,241,754	1,478		34,353	232,713		136,091		3,717,872	5,224
Ken Hydon	2,225,622		997,781	1,187		26,471	190,048		111,142		2,948,684	4,143

Notes:
(1)	Restricted share awards under the Vodafone Group Plc 1999 Long Term Stock Incentive Plan.
(2)	The value of awards under the Vodafone Group Plc 1999 Long Term Incentive Plan is based on the price of the Company’s ordinary shares on 28 July 2004 of 119.00p.
(3)	Shares in respect of awards for the 2002 financial year were sold or transferred on 1 July 2004 and 27 August 2004. In accordance with the Rules of the Long Term Stock Incentive Plan, awards made to Vittorio Colao were forfeited on his resignation from the Board.
(4)	The value at 31 March 2005 is calculated using the closing middle market price of the Company’s ordinary shares at 31 March 2005 of 140.50p.
(5)	All employees, including Executive Directors received an award of 350 shares on 5 July 2004, under the Global All Employee Share Plan. The awards vest after two years and are not subject to performance conditions.

The aggregate number of shares conditionally awarded during the year to the Company’s senior management is 2,912,716 shares. For a description of the performance and vesting conditions see “Long term incentives” on pages 66 to 68. In some cases local performance conditions attach to the awards.

Share options

The following information summarises the directors’ options under the Vodafone Group Plc Savings Related Share Option Scheme, the Vodafone Group 1998 Sharesave Scheme, the Vodafone Group Plc Executive Share Option Scheme and the Vodafone Group 1998 Company Share Option Scheme, all of which are Inland Revenue approved schemes. The table also summarises the directors’ options under the Vodafone Group Plc Share Option Scheme, the Vodafone Group 1998 Executive Share Option Scheme, the AirTouch Communications, Inc. 1993 Long Term Stock Incentive Plan and the Vodafone Group Plc 1999 Long Term Stock Incentive Plan, which are not Inland Revenue approved. No other directors have options under any of these schemes. Only under the Vodafone Group 1998 Sharesave Scheme may shares be offered at a discount in future grants of options. For a description of the performance and vesting conditions see “Long term incentives” on pages 66 to 68.

	Options held at	(1)		Options exercised	Options lapsed
	1 April 2004		Options granted	during the	during the		Weighted average
	or date of		during the 2005	2005 financial	2005 financial	Options held at	exercise price at	Earliest date
	appointment		financial year	year	year	31 March 2005	31 March 2005	from which	Latest expiry
	Number		Number	Number	Number	Number	Pence	exercisable	date

Arun Sarin(2)(3)	18,646,164		7,058,823	5,000,000	–	20,704,987	148.8	Jun 2000	Jul 2014
Peter Bamford	15,944,430		3,279,092	150,500	–	19,073,022	149.6	Jul 2001	Jul 2014
Vittorio Colao(4)	5,762,813		–	–	5,762,813	–	–	–	–
Thomas Geitner	14,570,061		2,764,793	–	–	17,334,854	154.1	Jul 2003	Jul 2014
Sir Julian Horn-Smith	19,193,689		4,139,180	–	–	23,332,869	144.4	Jul 2001	Jul 2014
Ken Hydon	15,391,230		3,325,936	–	–	18,717,166	150.0	Jul 2001	Jul 2014

	89,508,387		20,567,824	5,150,500	5,762,813	99,162,898

Notes:
(1)	The weighted average exercise price of options over shares in the Company granted during the year and listed above is 119.00 pence. The earliest date from which they are exercisable is July 2007 and the latest expiry date is 27 July 2014. For a description of the performance and vesting conditions see “Long term incentives” on pages 66 to 68.
(2)	Some of the options held by Arun Sarin are held in the form of American Depositary Shares, each representing ten ordinary shares of the Company, which are traded on the New York Stock Exchange. The number of ADSs over which Arun Sarin holds options is 625,000.
(3)	The terms of the share options granted over 6,250,000 shares in 1999 to Arun Sarin allow exercise until the earlier of the date on which he ceases to be a director of the Company and the seventh anniversary of the respective dates of grant.
(4)	In accordance with the terms of the share option plans, options granted to Vittorio Colao lapsed on his resignation from the Board.

The aggregate number of options granted during the year to the Company’s senior management, other than executive directors, is 10,918,395. The weighted average exercise price of the options granted to senior management during the year is 119.00 pence. The earliest date from which they are exercisable is July 2007 and the latest expiry date is 27 July 2014.

72	| Governance

Back to Contents

Further details of options outstanding at 31 March 2005 are as follows:

	Exercisable			Exercisable
	Market price greater than			Option price greater than
	option price(1)			market price(1)			Not yet exercisable

		Weighted						Weighted
		average	Latest		Weighted			average
	Options	exercise	expiry	Options	average	Latest	Options	exercise	Earliest date
	held	price	date	held	exercise price	expiry	held	price	from which
	Number	Pence		Number	Pence	date	Number	Pence	exercisable

Arun Sarin(2)	–	–	–	6,250,000	217.6	Jul-06	14,454,987	119.1	Jul-06
Peter Bamford	–	–	–	3,725,712	201.4	Jul-11	15,347,310	137.1	Jul-05
Thomas Geitner	–	–	–	3,259,679	209.3	Jul-11	14,075,175	141.3	Jul-05
Sir Julian Horn-Smith	–	–	–	3,913,990	199.2	Jul-11	19,418,879	133.4	Jul-05
Ken Hydon	–	–	–	3,323,012	210.1	Jul-11	15,394,154	137.0	Jul-05

				20,472,393			78,690,505

Notes:
(1)	Market price is the closing middle market price of the Company’s ordinary shares at 31 March 2005 of 140.50p.
(2)	Some of Arun Sarin’s options are in respect of American Depositary Shares, each representing ten ordinary shares in the Company, which are traded on the New York Stock Exchange. The number and option price have been converted into the equivalent amounts for the Company’s ordinary shares.

The Company’s register of directors’ interests (which is open to inspection at the Company’s registered office) contains full details of directors’ shareholdings and options to subscribe. These options by exercise price were:

		Options held at	Options granted	Options exercised	Options lapsed
		1 April 2004	during the	during the	during the
		or date of	2005 financial	2005 financial	2005 financial	Options held at
	Opion price	appointment	year	year	year	31 March 2005
	Pence	Number	Number	Number	Number	Number

Vodafone Group Plc Executive Share Option Scheme (Approved – 1988)	58.70	150,500	–	150,500	–	–
Vodafone Group Plc Share Option Scheme (Unapproved – 1988)	155.90	855,000	–	–	–	855,000
Vodafone Group 1998 Company Share Option Scheme (Approved)	255.00	377,000	–	–	–	377,000
Vodafone Group 1998 Executive Share Option Scheme (Unapproved)	282.30	1,064,100	–	–	–	1,064,100

Vodafone Group Plc Savings Related Share Option Scheme (1988)	70.92	50,126	–	–	–	50,126
Vodafone Group 1998 Sharesave Scheme	95.30	16,710	–	–	–	16,710

AirTouch Communications, Inc. 1993 Long Term Incentive Plan(1)	95.12	5,000,000	–	5,000,000	–	–

Vodafone Group Plc 1999 Long Term Stock Incentive Plan	97.00	20,846,662	–	–	2,911,465	17,935,197
	119.00	–	20,567,824	–	–	20,567,824
	119.25	25,637,680	–	–	2,751,202	22,886,478
	151.56	1,848,000	–	–	–	1,848,000
	157.50	16,943,043	–	–	–	16,943,043
	164.49	100,146	–	–	100,146	–
	242.43	6,250,000	–	–	–	6,250,000
	291.50	10,369,420	–	–	–	10,369,420

		89,508,387	20,567,824	5,150,500	5,762,813	99,162,898

Notes:
(1)	These share options are in respect of American Depositary Shares, each representing ten ordinary shares in the Company, which are traded on the New York Stock Exchange. The number and option price have been converted into the equivalent amounts for the Company’s ordinary shares.

Governance |	73

Back to Contents

Board’s Report to Shareholders on Directors’ Remuneration continued

Details of the options exercised by directors of the Company in the year ended 31 March 2005, are as follows:

	Options exercised	Option price
	during the		Market price	Gross pre-tax
	year		at date of	gain
	(Number)		exercise	(£’000)

Arun Sarin	2,890,000	$1.6125	$2.76765	1,767.8
	2,110,000	$1.6125	$2.70020	1,215.3
Peter Bamford	150,500	£0.5870	£1.2056	93.1

	5,150,500			3,076.2

Notes:
The aggregate gross pre-tax gain made on the exercise of share options in the 2005 financial year by the Company’s above directors was £3,076,276 (2004: £1,903,983). The closing middle market price of the Company’s shares at 31 March 2005 was 140.5p, its highest closing price in the 2005 financial year having been 146.75p and its lowest closing price having been 114p.

Beneficial interests

The directors’ beneficial interests in the ordinary shares of the Company, which includes interests in the Vodafone Group Profit Sharing Scheme and the Vodafone Share Incentive Plan, but which excludes interests in the Vodafone Group Share Option Schemes, the Vodafone Group Short Term Incentive or in the Vodafone Group Long Term Incentives, are shown below:

			1 April 2004 or date of
	23 May 2005	31 March 2005	appointment

Lord MacLaurin	92,495	92,495	92,495
Paul Hazen	360,900	360,900	360,900
Arun Sarin(1)	4,832,560	4,832,560	4,832,560
Peter Bamford	247,092	246,736	290,518
Thomas Geitner	417,700	417,700	12,350
Sir Julian Horn-Smith	1,818,613	1,818,257	1,734,834
Ken Hydon	2,446,869	2,446,513	2,325,200
Sir John Bond(2)	34,423	34,423	–
Dr Michael Boskin	212,500	212,500	212,500
Lord Broers	19,819	19,819	19,379
John Buchanan	104,318	104,318	102,000
Penny Hughes	22,500	22,500	22,500
Sir David Scholey	50,000	50,000	50,000
Professor Jürgen Schrempp	10,000	10,000	–
Luc Vandevelde	20,000	20,000	20,000

Notes:
(1)	Arun Sarin also has a non-beneficial interest as the trustee of two family trusts, each holding 5,720 shares.
(2)	Sir John Bond was appointed to the Board on 1 January 2005.

Changes to the interests of the directors of the Company in the ordinary shares of the Company during the period from 1 April 2005 to 23 May 2005 relate to shares acquired either through Vodafone Group Personal Equity Plans or the Vodafone Share Incentive Plan. As at 31 March 2005, and during the period from 1 April 2005 to 23 May 2005, no director had any interest in the shares of any subsidiary company.

Other than those individuals included in the table above who were Board members as at 31 March 2005, members of the Group’s Executive Committee, at 31 March 2005, had an aggregate beneficial interest in 2,290,975 ordinary shares of the Company. At 23 May 2005, Executive Committee members at that date, including Tim Miles who was appointed to the Executive Committee in April 2005, had an aggregate beneficial interest in 2,344,266 ordinary shares of the Company, none of whom had an individual beneficial interest amounting to greater than 1% of the Company’s ordinary shares.

Interests in share options of the Company at 23 May 2005

At 23 May 2005, there had been no change to the directors’ interests in share options from 31 March 2005.

Other than those individuals included in the table above, at 23 May 2005, members of the Group’s Executive Committee at that date held options for 49,281,976 ordinary shares at prices ranging from 48.3 pence to 293.7 pence per ordinary share, with a weighted average exercise price of 144.0 pence per ordinary share exercisable at dates ranging from July 1999 to July 2014, and options for 273,254 ADSs at prices ranging from $13.65 to $45.3359 per ADS, with a weighted average exercise price of $23.316 per ADS, exercisable at dates ranging from July 2001 to July 2013.

Lord MacLaurin, Paul Hazen, Sir John Bond, Dr Michael Boskin, Lord Broers, John Buchanan, Penny Hughes, Sir David Scholey, Professor Jürgen Schrempp and Luc Vandevelde held no options at 23 May 2005.

Penny Hughes
On behalf of the Board

74	| Governance

Back to Contents

Employees

Employee involvement

The Board of directors’ aim is to ensure that employees understand the Company’s strategic goals and the mutual obligations of working in a high performing, values-based organisation.

Vodafone’s Vision and Values provide a common way of doing things and the Group remains determined that they continue to flourish throughout the business; implicit in all that the Group does for and with its shareholders, customers and employees. Vodafone has now launched a global induction programme to ensure that all new employees are introduced to the Group’s culture, vision and objectives.

The Board places a high priority on effective employee communications to promote important messages and a wide range of mechanisms is used to achieve this. In addition to the more traditional channels, such as the global team briefing programme, the Group is increasingly using its own products and services such as SMS and audio based messaging to reinforce their efficacy as internal communications media. This will be developed further in the future. This year has also seen the launch of Vodafone TV, the Group’s bespoke television service used to simultaneously disseminate key messages and data worldwide via the Group’s global intranet. All of these initiatives are supported and enhanced by a comprehensive range of award winning in-house publications, for effectively sharing information with employees on key performance indicators for the business.

Within European subsidiaries, employee representatives meet annually with members of the executive management team in the Vodafone European Employee Consultative Council to discuss the performance and prospects of the Group and significant transnational issues.

During 2003, Vodafone conducted its first bi-annual Employee Survey in order to measure the effectiveness of its communications initiatives and its standing as an employer. 84% of employees shared their views with the Company and, as a result, the Board initiated a Group level action plan with three themes. These, and the initiatives put in place during 2003 and 2004 to address them, are summarised below:

•	To communicate and bring the Vodafone strategy to life;

Chief Executive, Arun Sarin, and other members of the executive management team continue to host the “Talkabout” roadshow programme which aims to visit each mobile operating subsidiary annually. In the “Talkabout” sessions, management discusses the shared vision for Vodafone’s future with as wide an audience of Vodafone people as possible, listening to their views and talking about the issues that matter most to them and exchanging ideas about how Vodafone can serve its customers as a single, global team. This programme provides the perfect opportunity to articulate the “Vodafone Journey”, which is how the Group has chosen to identify its strategic goals and priorities and its progress in achieving them.

•	To ensure the world class development of Vodafone people;

One of the Group’s key strategic goals is to “Build the best Vodafone Team”. This signifies a long-term investment in building the Group’s organisation capability. The aim is to create a steady stream of talent at every level of the organisation, with a continued emphasis on developing operational excellence. Vodafone’s Global People Development function is working with the Group’s operating companies to create common global approaches to people and management development. This includes resourcing and assessment standards, consistent performance reviews, formal training structures (including e-learning) and an annual process to review the performance and potential of Vodafone’s most senior managers in order to plan succession and development moves.

•	To consider how the Group might anticipate and better respond to the needs of its customers;

The Group has developed and launched a global Customer Delight system which gathers monthly feedback from thousands of customers around the world to see how Vodafone measures up to their expectations.

The second Employee Survey was conducted in February 2005 and over 89% of employees took the opportunity to share their views. The results will be used to measure progress and develop a further programme of action to support the objective of creating a high performance, values based culture with people as a competitive advantage.

Employment policies

The Group’s employment policies are consistent with the principles of the United Nations Universal Declaration of Human Rights and the International Labour Organisation Core Conventions and are developed to reflect local legal, cultural and employment requirements. High standards are maintained wherever the Group operates, as Vodafone aims to ensure that the Group is recognised as an employer of choice. Employees at all levels and in all companies are encouraged to make the greatest possible contribution to the Group’s success. The Group considers its employee relations to be good.

Equal opportunities

Vodafone does not condone unfair treatment of any kind and operates an equal opportunities policy for all aspects of employment and advancement, regardless of race, nationality, sex, marital status, disability or religious or political belief. In practice, this means that the Group is able to select the best people available for positions on the basis of merit and capability, making the most effective use of the talents and experience of people in the business, providing them with the opportunity to develop and realise their potential.

The disabled

The directors are conscious of the special difficulties experienced by people with disabilities. Every effort is made to ensure ready access to the Group’s facilities and services and a range of products has been developed for people with special needs. In addition, disabled people are assured of full and fair consideration for all vacancies for which they offer themselves as suitable candidates and efforts are made to meet their special needs, particularly in relation to access and mobility. Where possible, modifications to workplaces have been made to provide access and, therefore, job opportunities for the disabled. Every effort is made to continue the employment of people who become disabled via the provision of additional facilities, job design and the provision of appropriate training.

Health, safety and wellbeing

The health, safety and wellbeing of the Group’s customers, employees and others who could be affected by its activities, are of paramount importance to Vodafone and the Group applies rigorous standards to all of its operations. Annually, each operating subsidiary is audited against these standards and the results are submitted in a report for discussion by the Board of directors.

The Group’s annual global health and safety audit has shown a consistent rise in scores from the audits in 2002, 2003 and 2004. New standards and policies have been produced and implemented with an increase in consultation, participation and best practice sharing by health and safety professionals from the operating subsidiaries. These include revised standards on radio frequency field exposure, health and safety risk assessment and health and safety planning. Further standards and a comprehensive health and safety management system are in the consultation phase.

Governance |	75

Back to Contents

Corporate Responsibility and Environmental Issues

Corporate Responsibility

Vodafone sees corporate responsibility (“CR”) as the process of understanding the expectations of stakeholders in the Company and taking appropriate action to meet those expectations where they are realistic and legitimate. Stakeholders include customers, investors, employees, suppliers, the communities where the Group operates and where networks are based, governments and regulators and representatives of civil society.

CR is relevant across all aspects of business strategy and is encapsulated in the strategic goal of being a responsible business. The Executive Committee, chaired by the Chief Executive, receives information on CR and the Director of Corporate Responsibility provides a report to the Board. All mobile operating subsidiaries have a representative on their management boards with responsibility for CR. CR is also at the heart of Vodafone’s values and is clearly linked to one of the four passions, Passion for the world around us.

Vodafone’s approach to business is underpinned by the Business Principles. These cover both corporate and individual behaviour and are communicated to employees in a number of ways, including induction processes, web-sites and briefings. Further information on the Business Principles can be found on www.vodafone.com/responsibility. CR matters are included within the Group’s development programme for directors and senior managers.

Vodafone aims to integrate CR into the business and this is being reflected in governance, policy, process and reporting. For example, CR is integrated into Vodafone’s risk management processes such as the formal annual confirmation provided by each mobile operating subsidiary detailing the operation of their controls system as outlined on page 63.

These processes are supported by stakeholder engagement, which seeks to provide a clear understanding of expectations of performance. The Group engages with stakeholders in a variety of different ways. For example, during the 2005 financial year, meetings relating to CR issues were held with over 20 investors, employees were surveyed (with an 89% response rate) and the Group conducted research with the public which involved over 12,500 interviews across ten markets. This helps to ensure Vodafone is aware of the issues relevant to the business and that it is focused on the priority areas. This is covered in more detail in the Company’s CR Report for the 2005 financial year, which can be found at www.vodafone.com/responsibility.

Performance is closely monitored and reports are provided to most subsidiary company boards on a regular basis. This has driven demonstrable performance improvement and is valuable in benchmarking. Progress is being made in responding to our stakeholders’ expectations. Some examples are set out below and further details are provided in the Company’s CR Report for the 2005 financial year:

•	A specialist team has been established in Group Marketing to coordinate development of socially beneficial products across Vodafone. Current projects include products and services for the deaf and blind or others with difficulty using conventional handsets;

•	Vodafone commissioned an independent assessment of compliance with its standards on age-classified content, chat services, games and Internet browsing. A mobile Internet filtering service has been designed to help parents prevent their children accessing inappropriate content and this is expected to be rolled out across all operations during 2005 and 2006;

•	The Vodafone Code of Ethical Purchasing has been integrated into supplier performance management processes. During the year, 25 of the Company’s largest suppliers completed self-assessment questionnaires against the Code and five on-site reviews were conducted at suppliers’ facilities;

•	The Vodafone Group Foundation has continued to implement a programme of grant making activity in accordance with its mission statement. The Company, the
Vodafone Group Foundation, mobile operating subsidiaries and their foundations and employees committed total funds of over £2.5 million to the Asian Tsunami relief. This included the provision of free calls to and from the affected region and employee matched donations in a number of countries. Further details of the activities of the foundations are provided in the Foundation Yearbook which can be found at www.vodafonefoundation.org/about; and,

•	In addition to the Company’s CR Report, nine mobile operating subsidiaries have now published their own CR reports.

During the year the Group commissioned and published research into the broader socio-economic impacts of mobile in the developing world and launched the initial results. Further information is available at www.vodafone.com/responsibility.

Vodafone retained its position in both the FTSE4Good and Dow Jones Sustainability Indices.

Vodafone has continued to develop the level of independent assessment and assurance of the CR programme and performance data. The scope of work for the Group’s auditors (Deloitte & Touche LLP) has been extended to allow a conclusion to be expressed on certain performance data procedures across the business, as well as to review reporting against the requirements of the assurance standard AA1000AS. This assures, in all material respects, whether reporting reflects the material CR issues for Vodafone Group and whether processes are in place to ensure completeness, and reporting on responses to concerns on those issues. The assurance statement is published in the CR report.

Environmental Issues

The Group continues to monitor and manage the impact of its activities on the environment and is committed to minimising adverse impacts in an appropriate manner. Over the last twelve months, progress has been made across a series of projects that address environmental issues. These include addressing the concerns related to the perceived link between radio frequencies and health, the use of energy, the reuse and recycling of handsets and accessories, the management of waste and the use of ozone depleting substances. Examples of initiatives include:

•	Approving, in April 2005, a new policy relating to Responsible Network Deployment. This is supported by a set of guidelines to help mobile operating subsidiaries achieve leading edge practices relating to community consultation, public concerns relating to health, masts and phones and environmental impact;

•	Making available up-to-date information regarding radio frequency field strength values from locations that have been selected by an independent body. Fourteen out of sixteen mobile operating subsidiaries published these values and all measurements demonstrate that RF fields in publicly accessible places close to base stations are substantially below ICNIRP guideline levels. Vodafone Hungary will start to make the information available in July 2005 whilst Vodafone Japan is undertaking a trial;

•	Developing an energy modelling tool to help predict the climate change impact of network expansion, and to support target setting. The Group has also carried out an intensive programme of meetings with key equipment vendors to discuss energy efficiency gains to be made through their product development programmes;

•	Launching a handset reuse and recycling scheme in Egypt, one of the first such schemes in a developing market. The Group now has schemes operating in all controlled markets except Albania; and

•	Sending over 90% of our network equipment waste for reuse and recycling, meeting the commitment from last year’s CR report.

Further details of these initiatives are provided in the Company’s CR Report for the 2005 financial year and on www.vodafone.com/responsibility.

76	| Governance

Back to Contents

Consolidated Financial Statements

Financials |	77

Back to Contents

Back to Consolidated Financial Statements Contents

Consolidated Profit and Loss Accounts for the years ended 31 March

		2005	2005		2004		2003
	Note	$m	£m		£m		£m

Total Group turnover: Group and share of joint ventures and associated undertakings
– Continuing operations		86,471	45,781		42,920		37,324
– Discontinued operations		–	–		818		1,828

		86,471	45,781		43,738		39,152

Less: Share of joint ventures		–	–		–		(8)
Share of associated undertakings		(22,001)	(11,648)		(10,179)		(8,769)

Group turnover	3	64,470	34,133		33,559		30,375

Group turnover	3

– Continuing operations		64,470	34,133		32,741		28,547
– Discontinued operations		–	–		818		1,828

		64,470	34,133		33,559		30,375

Operating (loss)/profit	3, 4, 5
– Continuing operations		(10,018)	(5,304)		(4,842)		(5,052)
– Discontinued operations		–	–		66		(243)

		(10,018)	(5,304)		(4,776)		(5,295)
Share of operating profit/(loss) in joint ventures and
associated undertakings		2,253	1,193		546		(156)

Total Group operating loss
Group and share of joint ventures and associated undertakings	3	(7,765)	(4,111)		(4,230)		(5,451)

Exceptional non-operating items	6	25	13		(103)		(5)
– Continuing operations		25	13		(44)		20
– Discontinued operations		–	–		(59)		(25)

Loss on ordinary activities before interest	3	(7,740)	(4,098)		(4,333)		(5,456)

Net interest payable and similar items	7	(1,141)	(604)		(714)		(752)
Group		(742)	(393)		(499)		(457)
Share of joint ventures and associated undertakings		(399)	(211)		(215)		(295)

Loss on ordinary activities before taxation		(8,881)	(4,702)		(5,047)		(6,208)
Tax on loss on ordinary activities	8	(4,224)	(2,236)		(3,154)		(2,956)
Group tax on loss on ordinary activities before exceptional tax		(4,339)	(2,297)		(2,866)		(2,624)
Share of joint ventures and associated undertakings		(1,016)	(538)		(288)		(332)

Tax on loss on ordinary activities before exceptional tax		(5,355)	(2,835)		(3,154)		(2,956)
Exceptional tax credit		1,131	599		–		–

Loss on ordinary activities after taxation		(13,105)	(6,938)		(8,201)		(9,164)
Equity minority interests		(1,031)	(546)		(753)		(593)
Non-equity minority interests		(106)	(56)		(61)		(62)

Loss for the financial year		(14,242)	(7,540)		(9,015)		(9,819)
Equity dividends	9	(5,020)	(2,658)		(1,378)		(1,154)

Retained loss for the Group and its share of joint ventures and
associated undertakings	23	(19,262)	(10,198)		(10,393)		(10,973)

Basic and diluted loss per share	10	(21.51)¢	(11.39	)p	(13.24	)p	(14.41	)p

The accompanying notes are an integral part of these Consolidated Financial Statements.
The unaudited US dollar amounts are prepared on the basis set out in note 1.

78	| Financials

Back to Contents

Back to Consolidated Financial Statements Contents

Balance Sheets at 31 March

			Group			Company

		2005	2005	2004	2005	2004
	Note	$m	£m	£m	£m	£m

Fixed assets
Intangible assets	11	157,647	83,464	93,622	–	–
Tangible assets	12	34,750	18,398	18,083	–	–
Investments		38,248	20,250	22,275	94,027	106,177

Investments in associated undertakings	13	36,639	19,398	21,226	–	–
Other investments	13	1,609	852	1,049	94,027	106,177

		230,645	122,112	133,980	94,027	106,177

Current assets
Stocks	14	812	430	458	–	–
Debtors: amounts falling due after more than one year	15	3,959	2,096	1,380	83	87
Debtors: amounts falling due within one year	15	10,581	5,602	5,521	76,655	65,540
Investments	16	1,541	816	4,381	28	–
Cash at bank and in hand		5,384	2,850	1,409	–	53

		22,277	11,794	13,149	76,766	65,680
Creditors: amounts falling due within one year	17	(28,024)	(14,837)	(15,026)	(90,425)	(95,679)

Net current liabilities		(5,747)	(3,043)	(1,877)	(13,659)	(29,999)

Total assets less current liabilities		224,898	119,069	132,103	80,368	76,178
Creditors: amounts falling due after more than one year	18	(23,387)	(12,382)	(12,975)	(9,174)	(9,271)
Provisions for liabilities and charges	21	(8,598)	(4,552)	(4,197)	–	–

		192,913	102,135	114,931	71,194	66,907

Capital and reserves
Called up share capital	22	8,095	4,286	4,280	4,286	4,280
Share premium account	23	98,754	52,284	52,154	52,284	52,154
Merger reserve		186,853	98,927	98,927	–	–
Capital reserve		–	–	–	88	88
Own shares held	23	(9,672)	(5,121)	(1,136)	(5,085)	(1,088)
Other reserve	23	1,188	629	713	629	713
Profit and loss account	23	(97,628)	(51,688)	(43,014)	18,992	10,760

Total equity shareholders’ funds		187,590	99,317	111,924	71,194	66,907
Equity minority interests		3,712	1,965	2,132	–	–
Non-equity minority interests	24	1,611	853	875	–	–

		192,913	102,135	114,931	71,194	66,907

The Consolidated Financial Statements were approved by the Board of directors on 24 May 2005 and were signed on its behalf by:

A Sarin	Chief Executive
K J Hydon	Financial Director

The accompanying notes are an integral part of these Consolidated Financial Statements.

The unaudited US dollar amounts are prepared on the basis set out in note 1.

Financials |	79

Back to Contents

Back to Consolidated Financial Statements Contents

Consolidated Cash Flows for the years ended 31 March

		2005	2005	2004	2003
	Note	$m	£m	£m	£m

Net cash inflow from operating activities	28	24,012	12,713	12,317	11,142
Dividends received from joint ventures and
associated undertakings		3,815	2,020	1,801	742
Net cash outflow for returns on investments and
servicing of finance	28	(739)	(391)	(44)	(551)
Taxation		(3,052)	(1,616)	(1,182)	(883)
Net cash outflow for capital expenditure and
financial investment		(9,006)	(4,768)	(4,267)	(5,359)
Purchase of intangible fixed assets		(111)	(59)	(21)	(99)
Purchase of tangible fixed assets		(9,236)	(4,890)	(4,508)	(5,289)
Purchase of investments		(36)	(19)	(43)	(546)
Disposal of tangible fixed assets		132	70	158	109
Disposal of investments		41	22	123	575
Loans to joint ventures		–	–	–	(59)
Loans repaid (to)/by associated undertakings		(4)	(2)	24	–
Loans to businesses sold or acquired businesses held for sale		208	110	–	(50)
Net cash outflow from acquisitions and disposals		(3,809)	(2,017)	(1,312)	(4,880)
Purchase of interests in subsidiary undertakings		(4,648)	(2,461)	(2,064)	(3,525)
Net cash acquired with subsidiary undertakings		–	–	10	11
Purchase of interests in associated undertakings		–	–	–	(1,491)
Disposal of interests in subsidiary undertakings		839	444	995	125
Net cash disposed of with subsidiary undertakings		–	–	(258)	–
Disposal of interests in associated undertakings		–	–	5	–
Equity dividends paid		(3,760)	(1,991)	(1,258)	(1,052)

Cash inflow/(outflow) before management of liquid
resources and financing		7,461	3,950	6,055	(841)

Management of liquid resources	29	6,730	3,563	(4,286)	1,384
Net cash outflow from financing	28	(11,537)	(6,108)	(700)	(150)

Increase in cash in the year		2,654	1,405	1,069	393

Reconciliation of net cash flow to movement in net debt
Increase in cash in the year	29	2,654	1,405	1,069	393
Cash outflow/(inflow) from decrease/(increase) in debt	29	4,099	2,170	(280)	165
Cash (inflow)/outflow from (decrease)/increase in liquid resources	29	(6,730)	(3,563)	4,286	(1,384)

Decrease/(increase) in net debt resulting from cash flows	29	23	12	5,075	(826)
Net debt acquired on acquisition of subsidiary undertakings		(4)	(2)	(7)	–
Net debt disposed of on disposal of subsidiary undertakings		–	–	194	–
Translation difference		270	143	144	(826)
Premium on repayment of debt		–	–	(56)	(157)
Other movements		(8)	(4)	1	4

Decrease/(increase) in net debt in the year		281	149	5,351	(1,805)
Opening net debt		(16,032)	(8,488)	(13,839)	(12,034)

Closing net debt	29	(15,751)	(8,339)	(8,488)	(13,839)

The accompanying notes are an integral part of these Consolidated Financial Statements.

The unaudited US dollar amounts are prepared on the basis set out in note 1.

80	| Financials

Back to Contents

Back to Consolidated Financial Statements Contents

Consolidated Statements of Total Recognised Gains and Losses for the years ended 31 March

	2005	2005	2004	2003
	$m	£m	£m	£m

(Loss)/profit for the financial year:
Group	(15,005)	(7,944)	(8,996)	(9,049)
Share of joint ventures	–	–	–	(62)
Share of associated undertakings	763	404	(19)	(708)

	(14,242)	(7,540)	(9,015)	(9,819)

Currency translation:
Group	3,175	1,681	(2,462)	10,484
Share of joint ventures	–	–	–	2
Share of associated undertakings	(404)	(214)	(2,830)	(1,447)

	2,771	1,467	(5,292)	9,039

Total recognised losses relating to the year	(11,471)	(6,073)	(14,307)	(780)

The accompanying notes are an integral part of these Consolidated Financial Statements.

The unaudited US dollar amounts are prepared on the basis set out in note 1.

Movements in Total Equity Shareholders’ Funds for the years ended 31 March

	2005	2005	2004	2003
	$m	£m	£m	£m

Loss for the financial year	(14,242)	(7,540)	(9,015)	(9,819)
Equity dividends	(5,020)	(2,658)	(1,378)	(1,154)

	(19,262)	(10,198)	(10,393)	(10,973)

Currency translation	2,771	1,467	(5,292)	9,039
New share capital subscribed, net of issue costs	257	136	86	31
Purchase of treasury shares	(7,550)	(3,997)	(1,088)	–
Purchase of shares in relation to employee share schemes	–	–	(17)	(14)
Own shares released on vesting of share awards	22	12	10	6
Other	(50)	(27)	(12)	1

Net movement in total equity shareholders’ funds	(23,812)	(12,607)	(16,706)	(1,910)
Opening total equity shareholders’ funds	211,402	111,924	128,630	130,540

Closing total equity shareholders’ funds	187,590	99,317	111,924	128,630

The accompanying notes are an integral part of these Consolidated Financial Statements.

The unaudited US dollar amounts are prepared on the basis set out in note 1.

Financials |	81

Back to Contents

Back to Consolidated Financial Statements Contents

Notes to the Consolidated Financial Statements

1.   Basis of Consolidated Financial Statements

Statutory financial information

The Consolidated Financial Statements are prepared in accordance with applicable accounting standards and in conformity with UK GAAP, which differ in certain material respects from US GAAP – see note 36.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Amounts in the Consolidated Financial Statements are stated in pounds sterling (£), the currency of the country in which the Company is incorporated. The translation into US dollars of the Consolidated Financial Statements as of, and for the financial year ended, 31 March 2005, is for convenience only and has been made at the Noon Buying Rate for cable transfers as announced by the Federal Reserve Bank of New York for customs purposes on 31 March 2005. This rate was $1.8888: £1. This translation should not be construed as a representation that the sterling amounts actually represented have been, or could be, converted into dollars at this or any other rate.

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

Basis of consolidation

The Consolidated Financial Statements include the accounts of the Company, its subsidiary undertakings and its share of the results of associated undertakings for financial statements made up to 31 March 2005. A listing of the Company’s principal subsidiary undertakings and associated undertakings is given in note 34.

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

Turnover from mobile telecommunications comprises amounts charged to customers in respect of monthly access charges, airtime usage, messaging, the provision of other mobile telecommunications services, including data services and information provision, fees for connecting customers to a mobile network, revenue from the sale of equipment, including handsets and revenue arising from agreements entered into with Partner Networks.

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

Other turnover from mobile telecommunications primarily comprises equipment sales, which are recognised upon delivery to customers, and customer connection revenue. Customer connection revenue is recognised together with the related equipment revenue to the extent that the aggregate equipment and connection revenue does not exceed the fair value of the equipment delivered to the customer. Any customer connection revenue not recognised together with related equipment revenue is deferred and recognised over the period in which services are expected to be provided to the customer.

Revenue from data services and information provision is recognised when the Group has performed the related service and, depending on the nature of the service, is recognised either at the gross amount billed to the customer or the amount receivable by the Group as commission for facilitating the service.

Turnover from other businesses primarily comprises amounts charged to customers of the Group’s fixed line businesses, mainly in respect of access charges and line usage, invoiced and recorded as part of a periodic billing cycle.

82	| Financials

Back to Contents

Back to Consolidated Financial Statements Contents

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

Research and development and advertising costs

Expenditure on research and development and advertising is written off in the year in which it is incurred.

Goodwill

Goodwill is calculated as the surplus of fair value of consideration over fair value attributed to the identifiable net assets and liabilities (excluding goodwill) of subsidiary, joint venture and associated undertakings acquired.

For acquisitions made after the financial year ended 31 March 1998, goodwill is capitalised and held as a foreign currency denominated asset, where applicable. Goodwill is amortised on a straight line basis over its estimated useful economic life. For acquired network businesses, whose operations are governed by fixed term licences, the amortisation period is determined primarily by reference to the unexpired licence period and the conditions for licence renewal. The amortisation periods range between 3 and 20 years, with the exception of the goodwill arising on the formation of Verizon Wireless and the acquisition of interests in Vodafone Japan. The goodwill arising on the formation of Verizon Wireless is amortised over 25 years as the Group has assessed the renewal of Verizon Wireless’ licences as perfunctory and as such believes a useful economic life for the acquired business of greater than 20 years is appropriate. During the 2005 financial year, as a result of the acquisition of the minority stakes in Vodafone Japan as described in “Business Overview – History and Development of the Company”, the Group reviewed the amortisation period for goodwill arising on the acquisition of interests in Vodafone Japan, including acquisitions prior to 31 March 2004. The Group concluded that although licences in Japan are issued for a five year term with a presumption of renewal where there is a continuing need for spectrum, the licence issued is technology dependent. Accordingly, the amortisation period for this goodwill was increased from 16 years to 21 years. The effect of this change on the amortisation charge for the 2005 financial year is not material. For other acquisitions, including customer bases, the amortisation period for goodwill is typically between 3 and 10 years.

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

Depreciation is not provided on freehold land. The cost of other tangible fixed assets is written off from the time they are brought into use, by equal instalments over their expected useful lives as follows:

Freehold buildings	25-50 years

Leasehold premises	the term of the lease

Equipment, fixtures and fittings	3-10 years

The cost of tangible fixed assets includes directly attributable incremental costs incurred in their acquisition and installation.

Financials |	83

Back to Contents

Back to Consolidated Financial Statements Contents

Notes to the Consolidated Financial Statements continued

2.	Accounting policies continued

Investments

The Consolidated Financial Statements include investments in associated undertakings using the equity method of accounting. An associated undertaking is an entity in which the Group has a participating interest and, in the opinion of the directors, can exercise significant influence over its operational and financial policies. The Consolidated Profit and Loss Account includes the Group’s share of the operating profit or loss, exceptional items, interest income or expense and attributable taxation of those entities. The Balance Sheet shows the Group’s share of the net assets or liabilities of those entities, together with loans advanced and attributed goodwill.

The Consolidated Financial Statements include investments in joint ventures using the gross equity method of accounting. A joint venture is an entity in which the Group has a long-term interest and exercises joint control. Under the gross equity method, a form of the equity method of accounting, the Group’s share of the aggregate gross assets and liabilities underlying the investment in the joint venture is included in the Balance Sheet and the Group’s share of the turnover of the joint venture is disclosed in the Consolidated Profit and Loss Account.

Other investments, held as fixed assets, comprise equity shareholdings and other interests. They are stated at cost less provision for impairment. Dividend income is recognised upon receipt and interest when receivable.

Stocks

Stocks are valued at the lower of cost and estimated net realisable value.

Trade debtors

Trade debtors are accounted for at cost. Allowances are maintained for bad and doubtful debts for estimated losses resulting from the inability of customers to make required payments. Estimates are based on the ageing of the debt balances and historical experience. Debtors are written off when management deems them not to be collectable.

Taxation

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

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

84	| Financials

Back to Contents

Back to Consolidated Financial Statements Contents

3.	Segmental analysis

The Group’s business is principally the supply of mobile telecommunications services and products. Other operations primarily comprise fixed line telecommunications businesses.

Segmental information is provided on the basis of geographic regions, being the basis on which the Group manages its worldwide interests.

In October 2004, the Group announced changes in the regional structure of its operations. Germany, Italy and the UK now form their own regions. The Group’s remaining mobile operations, outside Asia Pacific and the Americas, now form the Other EMEA region. The results below are presented in accordance with the new regional structure.

Turnover is by origin, which is not materially different from turnover by destination.

	Mobile telecommunications							Other operations

				Other		Asia			Other	Total
	Germany	Italy	UK	EMEA	Americas	Pacific	Total	Germany	EMEA	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Year ended 31 March 2005:
Segment turnover	5,684	5,565	5,065	8,614	–	8,531	33,459	1,108	–	34,567
Inter-segment turnover	(51)	(44)	(47)	(129)	–	(4)	(275)	–	–	(275)

Net turnover	5,633	5,521	5,018	8,485	–	8,527	33,184	1,108	–	34,292
Turnover between mobile and other operations	(110)	–	–	(3)	–	(1)	(114)	(45)	–	(159)

Group turnover	5,523	5,521	5,018	8,482	–	8,526	33,070	1,063	–	34,133

Operating (loss)/profit	(5,161)	(1,522)	745	382	(31)	217	(5,370)	65	1	(5,304)
Share of operating profit/(loss) in associated undertakings	–	–	–	337	890	4	1,231	–	(38)	1,193

Total Group operating (loss)/profit	(5,161)	(1,522)	745	719	859	221	(4,139)	65	(37)	(4,111)
Exceptional non-operating items	–	–	–	(10)	3	20	13	–	–	13

(Loss)/profit on ordinary activities before interest	(5,161)	(1,522)	745	709	862	241	(4,126)	65	(37)	(4,098)

Total Group operating (loss)/profit	(5,161)	(1,522)	745	719	859	221	(4,139)	65	(37)	(4,111)
Add back:
– Goodwill amortisation	6,824	3,779	230	2,349	788	729	14,699	1	–	14,700

Subsidiaries	6,824	3,779	230	1,369	–	726	12,928	1	–	12,929
Associates	–	–	–	980	788	3	1,771	–	–	1,771

– Exceptional operating items	–	–	–	315	–	–	315	–	–	315

Total Group operating profit/(loss) before goodwill amortisation
and exceptional items(1)	1,663	2,257	975	3,383	1,647	950	10,875	66	(37)	10,904

Depreciation and amortisation charges,
excluding goodwill amortisation	948	700	733	1,086	–	1,300	4,767	173	–	4,940
Intangible and tangible fixed asset additions	842	721	801	1,548	–	1,150	5,062	128	–	5,190

At 31 March 2005:
Net assets/(liabilities) and attributed goodwill
(before net borrowings):
– subsidiary undertakings	36,674	19,066	4,603	17,058	(2,001)	15,098	90,498	578	–	91,076
– share of associated undertakings	–	–	–	5,029	14,286	17	19,332	–	66	19,398

	36,674	19,066	4,603	22,087	12,285	15,115	109,830	578	66	110,474

Net debt										(8,339)

										102,135

Note:
(1)	The Group considers its segment result to be Total Group operating profit before goodwill amortisation and exceptional items.

Financials |	85

Back to Contents

Back to Consolidated Financial Statements Contents

Notes to the Consolidated Financial Statements continued

3.	Segmental Analysis continued

	Mobile telecommunications							Other operations

				Other		Asia			Other	Asia	Total
	Germany	Italy	UK	EMEA	Americas	Pacific	Total	Germany	EMEA	Pacific	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Year ended 31 March 2004:
Segment turnover	5,536	5,312	4,782	7,627	–	8,896	32,153	1,002	–	1,126	34,281
Inter-segment turnover	(42)	(36)	(38)	(116)	–	(6)	(238)	–	–	–	(238)

Net turnover	5,494	5,276	4,744	7,511	–	8,890	31,915	1,002	–	1,126	34,043
Turnover between mobile and other operations	(90)	–	–	(5)	–	(105)	(200)	(55)	–	(229)	(484)

Group turnover	5,404	5,276	4,744	7,506	–	8,785	31,715	947	–	897	33,559

Operating (loss)/profit	(5,254)	(1,343)	825	473	(21)	515	(4,805)	(49)	–	78	(4,776)
Share of operating profit/(loss) in joint ventures andassociated undertakings	–	–	–	257	297	1	555	(9)	(1)	1	546

Total Group operating (loss)/profit	(5,254)	(1,343)	825	730	276	516	(4,250)	(58)	(1)	79	(4,230)
Exceptional non-operating items	(59)	–	–	(3)	13	2	(47)	2	1	(59)	(103)

(Loss)/profit on ordinary activities before interest	(5,313)	(1,343)	825	727	289	518	(4,297)	(56)	–	20	(4,333)

Total Group operating (loss)/profit	(5,254)	(1,343)	825	730	276	516	(4,250)	(58)	(1)	79	(4,230)
Add back:
– Goodwill amortisation	6,995	3,837	143	2,412	1,119	701	15,207	–	–	–	15,207

Subsidiaries	6,995	3,837	143	1,424	–	696	13,095	–	–	–	13,095
Associates	–	–	–	988	1,119	5	2,112	–	–	–	2,112

– Exceptional operating items	–	(351)	130	–	(2)	(5)	(228)	–	–	–	(228)

Total Group operating profit/(loss) before goodwill amortisation and exceptional items	1,741	2,143	1,098	3,142	1,393	1,212	10,729	(58)	(1)	79	10,749

Depreciation and amortisation charges, excluding goodwill amortisation	740	651	508	879	4	1,311	4,093	170	–	197	4,460
Intangible and tangible fixed asset additions	858	700	540	1,141	–	1,366	4,605	115	–	41	4,761

At 31 March 2004:
Net assets/(liabilities) and attributed goodwill (before net borrowings):
– subsidiary undertakings	42,512	22,041	5,369	18,735	(1,739)	14,956	101,874	319	–	–	102,193
– share of associated undertakings	–	–	–	5,983	15,047	18	21,048	–	178	–	21,226

	42,512	22,041	5,369	24,718	13,308	14,974	122,922	319	178	–	123,419

Net debt											(8,488)

											114,931

86	| Financials

Back to Contents

Back to Consolidated Financial Statements Contents

	Mobile telecommunications							Other operations

				Other		Asia			Other	Asia	Total
	Germany	Italy	UK	EMEA	Americas	Pacific	Total	Germany	EMEA	Pacific	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Year ended 31 March 2003:
Segment turnover	4,754	4,397	4,055	6,219	18	8,596	28,039	924	–	2,616	31,579
Inter-segment turnover	(32)	(26)	(29)	(88)	(13)	(4)	(192)	–	–	–	(192)

Net turnover	4,722	4,371	4,026	6,131	5	8,592	27,847	924	–	2,616	31,387
Turnover between mobile and other operations	(76)	–	–	(1)	–	(228)	(305)	(70)	–	(637)	(1,012)

Group turnover	4,646	4,371	4,026	6,130	5	8,364	27,542	854	–	1,979	30,375

Operating (loss)/profit	(5,030)	(1,955)	1,090	359	(117)	702	(4,951)	(89)	–	(255)	(5,295)
Share of operating (loss)/profit in joint ventures and associated undertakings	–	–	–	(13)	(21)	2	(32)	–	(124)	–	(156)

Total Group operating (loss)/profit	(5,030)	(1,955)	1,090	346	(138)	704	(4,983)	(89)	(124)	(255)	(5,451)
Exceptional non-operating items	–	–	–	(6)	(28)	(295)	(329)	290	58	(24)	(5)

(Loss)/profit on ordinary activities before interest	(5,030)	(1,955)	1,090	340	(166)	409	(5,312)	201	(66)	(279)	(5,456)

Total Group operating (loss)/profit	(5,030)	(1,955)	1,090	346	(138)	704	(4,983)	(89)	(124)	(255)	(5,451)
Add back:
– Goodwill amortisation	6,465	3,543	30	1,991	1,235	717	13,981	–	75	–	14,056

Subsidiaries	6,465	3,543	30	1,127	–	710	11,875	–	–	–	11,875
Associates	–	–	–	864	1,235	7	2,106	–	75	–	2,181

– Exceptional operating items	–	–	–	50	122	–	172	–	–	404	576

Total Group operating profit/(loss) before goodwill amortisation and exceptional items	1,435	1,588	1,120	2,387	1,219	1,421	9,170	(89)	(49)	149	9,181

Depreciation and amortisation charges, excluding goodwill amortisation	565	570	417	720	15	1,190	3,477	166	–	389	4,032
Intangible and tangible fixed asset additions	800	732	500	1,188	9	1,393	4,622	135	–	186	4,943

Financials |	87

Back to Contents

Back to Consolidated Financial Statements Contents

Notes to the Consolidated Financial Statements continued

4.	Exceptional operating items

	2005	2004	2003
	£m	£m	£m

Impairment of intangible and tangible fixed assets	(315)	–	(485)
Contribution tax	–	351	–
Reorganisation costs	–	(123)	(91)

	(315)	228	(576)

The exceptional operating cost of £315 million in the year ended 31 March 2005 is due to an impairment of the carrying value of goodwill relating to Vodafone Sweden.

The net exceptional operating income for 2004 of £228 million comprises £351 million of expected recoveries and provision releases in relation to a contribution tax levy on Vodafone Italy and reorganisation costs of £123 million primarily relating to the Group’s operations in the UK.

The impairment charges for 2003 of £485 million relate to the carrying value of goodwill for Grupo Iusacell (£80 million) and tangible fixed assets in Japan Telecom (£405 million). Reorganisation costs of £91 million relate to the integration of Vizzavi and related restructuring of the Group’s internet portal activities.

5.	Operating loss

	2005	2004			2003

	(1)	Continuing	Discontinued		Continuing	Discontinued
	Total	operations	operations	Total	operations	operations	Total
	£m	£m	£m	£m	£m	£m	£m

Group turnover	34,133	32,741	818	33,559	28,547	1,828	30,375
Cost of sales	(20,753)	(18,986)	(475)	(19,461)	(16,910)	(986)	(17,896)

Exceptional operating items	–	351	–	351	–	–	–
Other cost of sales	(20,753)	(19,337)	(475)	(19,812)	(16,910)	(986)	(17,896)

Gross profit	13,380	13,755	343	14,098	11,637	842	12,479

Selling and distribution costs	(2,031)	(2,065)	(14)	(2,079)	(1,863)	(20)	(1,883)
Administrative expenses	(16,653)	(16,532)	(263)	(16,795)	(14,826)	(1,065)	(15,891)

Goodwill amortisation	(12,929)	(13,095)	–	(13,095)	(11,875)	–	(11,875)
Exceptional operating items	(315)	(123)	–	(123)	(91)	(405)	(496)
Other administration expenses	(3,409)	(3,314)	(263)	(3,577)	(2,860)	(660)	(3,520)

Total operating expenses	(18,684)	(18,597)	(277)	(18,874)	(16,689)	(1,085)	(17,774)

Operating loss	(5,304)	(4,842)	66	(4,776)	(5,052)	(243)	(5,295)

The results of Japan Telecom are analysed as discontinued operations in prior periods’ analyses.

Note:
(1)	The results for the 2005 financial year entirely relate to continuing operations.

88	| Financials

Back to Contents

Back to Consolidated Financial Statements Contents

Operating loss has been arrived at after charging/(crediting):

	2005	2004	2003
	£m	£m	£m

Staff costs (see note 31)	2,293	2,331	2,278
Depreciation of tangible fixed assets:
Owned assets	4,467	4,181	3,783
Leased assets	61	181	196
Goodwill amortisation	12,929	13,095	11,875
Impairment of intangible and tangible fixed assets	315	–	485
Amortisation of other intangible fixed assets	412	98	53
Research and development	219	171	164
Advertising costs (including applicable staff costs)	864	990	902
Bad debt expense	224	209	193
Operating lease rentals:
Plant and machinery	37	98	78
Other assets including fixed line rentals	1,300	1,254	1,269
Own costs capitalised attributable to the construction or acquisition of tangible fixed assets	(301)	(290)	(207)

The total amount charged by Deloitte & Touche LLP is analysed below:

	2005	2004
	£m	£m

Audit fees	5	4
Audit-related fees:
Audit regulatory reporting	–	2
Due diligence reviews	1	1
Tax fees:
Compliance	1	1
Other tax	1	1
All other fees:
IT consultancy	–	2
Other	1	1

	9	12

Analysed as:

	2005	2004
	£m	£m

Charged to profit and loss account	9	10
Capitalised or charged to share premium account	–	2

	9	12

	2005	2004
	£m	£m

UK companies	3	4
Overseas companies	6	8

	9	12

In addition to the above, the Group’s associated companies paid fees totalling £5 million to Deloitte & Touche LLP during the year ended 31 March 2005 (2004: £8 million). The Company audit fee for the year ended 31 March 2005 was £0.5 million (2004: £0.3 million).

Financials |	89

Back to Contents

Back to Consolidated Financial Statements Contents

Notes to the Consolidated Financial Statements continued

5.	Operating loss continued
Joint ventures and associated undertakings
The Group’s share of the turnover and operating loss of joint ventures and associated undertakings is further analysed as follows:

	2005	2004	2003
	£m	£m	£m

Share of turnover:
Joint ventures	–	–	8
Associated undertakings	11,648	10,179	8,769

	11,648	10,179	8,777

	2005	2004	2003
	£m	£m	£m

Share of operating profit/(loss):
Joint ventures	–	–	(39)
Associated undertakings	1,193	546	(117)

	1,193	546	(156)

6.	Exceptional non-operating items
	2005	2004	2003
	£m	£m	£m

Profit on disposal of fixed asset investments	19	12	255
Share of associate profit/(loss) on disposal of investment	5	(1)	55
Amounts written off fixed asset investments	(2)	(6)	(340)
Loss on disposal of businesses	(9)	(127)	22
Profit on disposal of tangible fixed assets	–	19	3

	13	(103)	(5)

The profit on disposal of fixed assets investments principally relates to the disposal of trade investments by Vodafone Japan. The loss on disposal of businesses for 2005 primarily relates to the loss on disposal incurred by the Group on the sale of a 16.9% stake in Vodafone Egypt reducing the Group’s controlling interest to 50.1%.

The loss on disposal of businesses for the year ended 31 March 2004 primarily relates to the disposal of the Japan Telecom fixed line operations by the Group’s 66.7% owned subsidiary, Vodafone Holdings K.K.

Amounts written off fixed asset investments for the year ended 31 March 2003 primarily relates to the Group’s interest in China Mobile. The profit on disposal of fixed asset investments for 2003 primarily relates to the disposal of the Group’s 23.6% interest in Bergemann GmbH, through which the Group’s stake in Ruhrgas AG was held. The share of associate profit on disposal of investment relates to the completion of the disposal for cash of AOL Europe shares by Cegetel Group S.A.

90	|Financials

Back to Contents

Back to Consolidated Financial Statements Contents

7.	Net interest payable and similar items
	2005	2004	2003
	£m	£m	£m

Parent and subsidiary undertakings:
Interest receivable and similar income	(602)	(592)	(666)

Interest payable and similar charges:
Bank loans and overdrafts	49	46	133
Other loans	677	820	921
Tax liabilities	261	215	55
Finance leases	8	10	14

	995	1,091	1,123

Group net interest payable	393	499	457

Share of joint ventures:
Interest payable and similar charges	–	–	8

Share of associated undertakings:
Interest receivable and similar income	(16)	(7)	(24)
Interest payable and similar charges	227	222	311

	211	215	287

Share of joint ventures and associated undertakings net interest payable	211	215	295

Net interest payable and similar items	604	714	752

8.	Tax on loss on ordinary activities

	2005	2004	2003
	£m	£m	£m

United Kingdom corporation tax charge at 30%	271	209	195

Overseas corporation tax
Current tax:
Current year	2,430	2,264	1,971
Prior year	(221)	(159)	9

	2,209	2,105	1,980

Total current tax	2,480	2,314	2,175
Deferred tax – origination of and reversal of timing differences	(247)	736	818

United Kingdom deferred tax	292	426	22
Overseas deferred tax	(539)	310	796

Tax on exceptional items	3	104	(37)

Total tax charge	2,236	3,154	2,956

Tax on loss on ordinary activities before exceptional items and exceptional tax credit	2,832	3,050	2,993
Tax on exceptional items	3	104	(37)
Exceptional tax credit	(599)	–	–

	2,236	3,154	2,956

Parent and subsidiary undertakings	1,698	2,866	2,624
Share of joint ventures	–	–	17
Share of associated undertakings	538	288	315

	2,236	3,154	2,956

Financials |	91

Back to Contents

Back to Consolidated Financial Statements Contents

Notes to the Consolidated Financial Statements continued

8.	Tax on loss on ordinary activities continued
Factors affecting the tax charge for the year

Refer to Operating and Financial Review and Prospects – Operating Results – Group Overview – 2005 financial year compared to 2004 financial year – Taxation.

Reconciliation of expected tax charge using the standard tax rate to the actual current tax charge

The differences between the Group’s expected tax charge, using the Group’s standard corporation tax rate of 36.0% in 2005 (36.4% in 2004 and 37.0% in 2003), comprising the average rates of tax payable across the Group and weighted in proportion to accounting profits, and the Group’s current tax charge for each of those years were as follows:

	2005	2004	2003
	£m	£m	£m

Expected tax credit at standard tax rate on loss on ordinary activities	(1,693)	(1,837)	(2,295)
Goodwill amortisation	5,292	5,535	5,196
Exceptional non-operating items	(5)	38	2
Exceptional operating items	113	(83)	213

Expected tax charge at standard tax rate on profit on ordinary activities,
before goodwill amortisation and exceptional items	3,707	3,653	3,116
Permanent differences	93	47	140
Fixed asset timing differences	12	(509)	(404)
Short term timing differences	(163)	(18)	(64)
Deferred tax on overseas earnings	(322)	(418)	(424)
Losses carried forward utilised/current year losses for which no credit taken	(171)	26	278
Exceptional current tax credit	(166)	–	–
Prior year adjustments	(289)	(61)	4
Non taxable profits/non deductible losses	(148)	(281)	(239)
International corporate tax rate differentials and other	(73)	(125)	(232)

Actual current tax charge (excluding tax on exceptional items)	2,480	2,314	2,175

Reconciliation of expected tax charge using the UK statutory tax rate to the actual tax charge

The differences between the Group’s expected tax charge, using the UK corporation tax rate of 30% in 2005, 2004 and 2003 and the Group’s tax charge for each of those years were as follows:

	2005	2004	2003
	£m	£m	£m

Expected tax credit at UK corporation tax rate on loss on ordinary activities	(1,411)	(1,514)	(1,863)
Goodwill amortisation	4,410	4,562	4,217
Exceptional non-operating items	(4)	31	2
Exceptional operating items	95	(69)	173

Expected tax charge at UK corporation tax rate, before goodwill amortisation and exceptional items	3,090	3,010	2,529
Permanent differences	118	152	165
Movement in valuation allowances against:
– Fixed asset timing differences	(22)	(21)	(40)
– Short term timing differences	(197)	(64)	60
– Losses carried forward utilised/current year losses for which no credit taken	(264)	(26)	161
Prior year adjustments	(315)	(61)	(9)
Net (over)/under charge relating to international associated undertakings	23	(186)	8
Non taxable profits/non deductible losses	(148)	(281)	(239)
International corporate tax rate differentials and other	547	527	358

Actual total tax charge (excluding tax on exceptional items and exceptional tax credit)	2,832	3,050	2,993

92	| Financials

Back to Contents

Back to Consolidated Financial Statements Contents

Factors affecting the tax charge in future years

Factors that may affect the Group’s future tax charge include the absence of one-off restructuring benefits, the resolution of open issues, future planning opportunities, corporate acquisitions and disposals, changes in tax legislation and rates, and the use of brought forward tax losses.

In particular, the Group’s subsidiary, Vodafone 2, is responding to an enquiry by the UK Inland Revenue with regard to the UK tax treatment of one of its Luxembourg holding companies under the controlled foreign companies rules. Further details in relation to this enquiry are included in “Risk Factors and Legal Proceedings”. At 31 March 2005, Vodafone has provided for £1,600 million tax and £157 million interest in respect of the potential UK tax liability that may arise in respect of this enquiry. At 31 March 2004, the respective provisions were £1,335 million and £62 million. Vodafone considers these amounts are sufficient to settle any assessments that may arise from the enquiry. However, the amount ultimately paid may differ materially from the amount accrued and, therefore, could affect the overall profitability of the Group in future periods. In the absence of any material unexpected developments, the provisions are likely to be reassessed when the views of the European Court of Justice become known, which is expected to be during 2006.

At 31 March 2005, the Group had the following trading and non-trading losses available for carry forward. These losses are available for offset against future trading and non-trading profits of certain Group and associated undertakings:

	Expiring within	Expiring within
	5 years	10 years	Unlimited	Total
	£m	£m	£m	£m

UK subsidiaries’ trading and non-trading losses	–	–	2,035	2,035
International subsidiaries’ trading and non-trading losses	92	1,035	34,527	35,654

The losses in respect of UK subsidiaries include an amount of £1,870 million that is only available for offset against future capital gains and since it is uncertain whether these losses will be utilised, no deferred tax asset has been recognised.

The losses in respect of international subsidiaries include amounts of £30,857 million (2004: £30,728 million) that have arisen in overseas holding companies as a result of revaluations of those companies’ investments for local GAAP purposes. Since it is uncertain whether these losses will be utilised, no deferred tax asset has been recognised. See note 21.

In addition to the losses described above, the Group has potential tax losses of £34,674 million (2004: £33,763 million) in respect of a write down in the value of investments in Germany. These losses have to date been denied by the German Tax Authorities. Vodafone is now in discussions with them regarding the availability of the losses, however the outcome of these discussions and the timing of the resolution are not yet known. The Group has not recognised the availability of the losses, nor the benefit arising from them, due to this uncertainty. If upon resolution a benefit is recognised, it may impact both the amount of current income taxes provided since the date of initial deduction and the amount of benefit from tax losses the Group will recognise. The recognition of these benefits could affect the overall profitability of the Group in future periods.

9.	Equity dividends

		2005		2004		2003
		Pence per		Pence per		Pence per
	2005	ordinary	2004	ordinary	2003	ordinary
	£m	share	£m	share	£m	share

Interim dividend paid	1,263	1.91	650	0.9535	542	0.7946
Proposed final dividend	1,395	2.16	728	1.0780	612	0.8983

	2,658	4.07	1,378	2.0315	1,154	1.6929

Shares held in treasury do not qualify for dividends. Dividends that would have been paid on these shares would have been £124 million for the year ended 31 March 2005 (2004: £9 million; 2003: £nil) had they qualified.

Financials |	93

Back to Contents

Back to Consolidated Financial Statements Contents

Notes to the Consolidated Financial Statements continued

10.Loss per share
	2005	2004	2003

Weighted average number of shares (millions) in issue during the year and used to
calculate basic and diluted loss per share:	66,196	68,096	68,155

	£m	£m	£m

Loss for basic and diluted loss per share	(7,540)	(9,015)	(9,819)

	Pence	Pence	Pence
	per share	per share	per share

Basic and diluted loss per share	(11.39)	(13.24)	(14.41)

	£m	£m	£m

Basic loss per share is stated inclusive of the following items:
Amortisation of goodwill	14,700	15,207	14,056
Exceptional operating items	315	(228)	576
Exceptional non-operating items	(13)	103	5
Exceptional tax credit	(599)	–	–
Tax on exceptional items	3	104	(37)
Share of exceptional items attributable to minority interests	26	27	(139)

	Pence	Pence	Pence
	per share	per share	per share

Amortisation of goodwill	22.21	22.33	20.62
Exceptional operating items	0.48	(0.33)	0.85
Exceptional non-operating items	(0.02)	0.15	0.01
Exceptional tax credit	(0.91)	–	–
Tax on exceptional items	–	0.15	(0.06)
Share of exceptional items attributable to minority interests	0.04	0.04	(0.20)

Basic loss per share represents the net loss attributable to ordinary shareholders, being the loss on ordinary activities after taxation and minority interests. Diluted loss per share is the same as basic loss per share as it is considered that there are no dilutive potential ordinary shares.

94	| Financials

Back to Contents

Back to Consolidated Financial Statements Contents

11.Intangible fixed assets

		Licence and
		spectrum
	Goodwill	fees	Total
	£m	£m	£m

Cost:
1 April 2004	130,377	15,063	145,440
Exchange movements	2,737	244	2,981
Acquisitions (note 25)	1,757	–	1,757
Additions	–	124	124
Disposals	(52)	–	(52)

31 March 2005	134,819	15,431	150,250

Accumulated amortisation and impairment:
1 April 2004	51,597	221	51,818
Exchange movements	1,323	7	1,330
Amortisation charge for the year	12,929	412	13,341
Impairment	315	–	315
Disposals	(18)	–	(18)

31 March 2005	66,146	640	66,786

Net book value:
31 March 2005	68,673	14,791	83,464

31 March 2004	78,780	14,842	93,622

For acquisitions prior to 1 April 1998, the cumulative goodwill written off to reserves, net of the goodwill attributed to business disposals, was £723 million at 31 March 2005 (2004: £723 million).

In accordance with accounting standards, the Group regularly monitors the carrying value of its fixed assets. A review was undertaken at 31 March 2005 to assess whether the carrying value of assets was supported by the net present value of future cash flows derived from assets using cash flow projections for each asset in respect of the period to 31 March 2015.

The Group prepares and internally approves formal ten year plans for its businesses and uses these as the basis for its impairment reviews. The plans include cash flow projections for the mobile businesses which reflect continuing investment in network infrastructure to provide enhanced voice and data products and services, which are forecast to be significant drivers of future revenue growth. Capital expenditure is heaviest in the early years of the projections but is forecast to fall to 10% of revenue at Group level by the year ending 31 March 2008. Revenue growth is forecast from a combination of new customers and enhanced customer propositions. Data revenue is forecast to grow strongly throughout the ten year plan period. Voice revenue is forecast to benefit in the longer term from enhanced service offerings and traffic moving from fixed networks to mobile networks following a period of stabilisation reflecting the impact of price declines.

Accordingly, the directors believe that it is appropriate to use projections in excess of five years. For the years beyond 1 April 2015, forecast growth rates for mobile businesses do not exceed nominal GDP, using rates from independent sources, and are below nominal GDP for non-mobile businesses. The discount rates for the major markets reviewed were based on company specific pre-tax weighted average cost of capital percentages and ranged from 8.3% to 11.6%.

The results of the review undertaken at 31 March 2005 indicated that an impairment charge of £315 million was necessary in respect of goodwill held in relation to Vodafone Sweden (see note 4).

Financials |	95

Back to Contents

Back to Consolidated Financial Statements Contents

Notes to the Consolidated Financial Statements continued

12.Tangible fixed assets
	Land and	Equipment, fixtures	Network
	buildings	and fittings	infrastructure	Total
	£m	£m	£m	£m

Cost:
1 April 2004	1,214	5,979	23,371	30,564
Exchange movements	9	57	(37)	29
Additions	126	1,690	3,250	5,066
Disposals	(23)	(274)	(419)	(716)

31 March 2005	1,326	7,452	26,165	34,943

Accumulated depreciation and impairment:
1 April 2004	293	3,640	8,548	12,481
Exchange movements	4	27	–	31
Charge for the year	86	1,144	3,298	4,528
Disposals	(10)	(184)	(301)	(495)

31 March 2005	373	4,627	11,545	16,545

Net book value:
31 March 2005	953	2,825	14,620	18,398

31 March 2004	921	2,339	14,823	18,083

The total net book value of land and buildings held by the Group comprises:
			2005	2004
			£m	£m

Freehold premises included in:
– Land and buildings			597	586
– Network infrastructure			309	284

			906	870

Long-term leasehold premises included in:
– Land and buildings			114	115

Short term leasehold premises included in:
– Land and buildings			242	220
– Network infrastructure			1,537	1,348

			1,779	1,568

Total			2,799	2,553

Network infrastructure and equipment include the following amounts in respect of finance leases:
			2005	2004
			£m	£m

Cost			309	614
Accumulated depreciation			(184)	(454)

Net book value			125	160

Liabilities under leases for network infrastructure assets, with an original cost of £104 million and net book value at 31 March 2005 of £20 million, have been unconditionally satisfied by call deposits and other assets, trust deed and set-off arrangements. Accordingly, lease liabilities and the corresponding financial assets in respect of these network infrastructure assets are not included in the Group’s balance sheet.

96	| Financials

Back to Contents

Back to Consolidated Financial Statements Contents

The cost of assets in the course of construction, which are not subject to depreciation, was:

2005 £m

Land and buildings	16
Equipment, fixtures & fittings	341
Network infrastructure	986

Total	1,343

13.Fixed asset investments
Associated undertakings

Group £m

Share of net assets:
1 April 2004	3,075
Exchange movements	(41)
Share of retained results excluding goodwill amortisation	152
Share of goodwill amortisation	(42)

31 March 2005	3,144

Capitalised goodwill:
1 April 2004	18,151
Exchange movements	(173)
Acquisitions (note 25)	5
Goodwill amortisation	(1,729)

31 March 2005	16,254

Net book value:
31 March 2005	19,398

31 March 2004	21,226

For acquisitions of associated undertakings prior to 1 April 1998, the cumulative goodwill written off to reserves, net of the goodwill attributed to business disposals, was £467 million at 31 March 2005 (2004: £467 million).

The Group’s share of its associated undertakings comprises:

	2005 £m	2004 £m

Share of turnover of associated undertakings	11,648	10,179

Share of assets:
Fixed assets	8,895	8,139
Current assets	2,651	2,263

	11,546	10,402

Share of liabilities:
Liabilities due within one year	5,398	4,695
Liabilities due after more than one year	2,578	2,197
Minority interests	426	435

	8,402	7,327

Share of net assets	3,144	3,075
Attributed goodwill net of accumulated amortisation and impairment	16,254	18,151

	19,398	21,226

In addition, minority interests disclosed in the Consolidated Profit and Loss account for the year ended 31 March 2005 includes £45 million in respect of joint ventures and associated undertakings (2004: £61 million; 2003: £(20) million).

Financials |	97

Back to Contents

Back to Consolidated Financial Statements Contents

Notes to the Consolidated Financial Statements continued

13.Fixed asset investments continued

The Group’s principal associated undertakings and fixed asset investments are detailed in note 34. A summary of Verizon Wireless’ results is shown within note 36.

Other fixed asset investments
Group
£m

Cost:
1 April 2004	2,079
Exchange movements	(112)
Additions	20
Disposals	(184)

31 March 2005	1,803

Amounts written off:
1 April 2004	1,030
Exchange movements	(81)
Amounts written off during the year	2

31 March 2005	951

Net book value:
31 March 2005	852

31 March 2004	1,049

Other fixed asset investments include 3.3% of China Mobile (Hong Kong) Limited which is listed on the New York and Hong Kong Stock Exchanges. The market value of this investment at 31 March 2005 was £1,113 million (2004: £1,047 million).

The Company’s fixed asset investments comprise investments in subsidiary undertakings as follows:

£m

Cost:
1 April 2004	110,939
Additions	10
Disposals	(12,160)

31 March 2005	98,789

Amounts written off:
1 April 2004	4,762

31 March 2005	4,762

Net book value:
31 March 2005	94,027

31 March 2004	106,177

98	| Financials

Back to Contents

Back to Consolidated Financial Statements Contents

14.Stocks

		2005	2004
		£m	£m

Goods held for resale		430	458

Stocks are reported net of allowances for obsolescence, an analysis of which is as follows:
	2005	2004	2003
	£m	£m	£m

Opening balance at 1 April	193	89	126
Exchange adjustments	(4)	(1)	2
Amounts (credited)/charged to the profit and loss account	(51)	107	(27)
Assets written off	(15)	(2)	(12)

Closing balance at 31 March	123	193	89

15.Debtors

	Group		Company

	2005	2004	2005	2004
	£m	£m	£m	£m

Due within one year:
Trade debtors	2,768	2,593	–	–
Amounts owed by subsidiary undertakings	–	–	76,303	65,098
Amounts owed by associated undertakings	23	17	–	–
Taxation recoverable	268	372	37	–
Group relief receivable	–	–	43	132
Other debtors	413	491	272	310
Prepayments and accrued income	2,130	2,048	–	–

	5,602	5,521	76,655	65,540

Due after more than one year:
Trade debtors	49	37	–	–
Other debtors	122	76	–	–
Prepayments	384	302	–	–
Deferred taxation (note 21)	1,541	965	83	87

	2,096	1,380	83	87

	7,698	6,901	76,738	65,627

The Group’s deferred tax asset of £1,541 million at 31 March 2005 (2004: £965 million) relates to fixed asset timing differences of £206 million (2004: £nil) and short term timing differences and losses of £1,335 million (2004: £965 million). The directors are of the opinion, based on recent and forecast trading, that the level of future taxable profits and deferred tax liabilities will be sufficient to utilise the deferred tax asset being recognised.

The Company’s deferred tax asset of £83 million (2004: £87 million) is in respect of the closure of derivative financial instruments. The movement in the asset recognised has been charged to the Company’s profit and loss account for the year. There are no unrecognised deferred tax assets at 31 March 2005 (2004: £18 million).

Debtors are stated after allowances for bad and doubtful debts, an analysis of which is as follows:

	2005	2004	2003
	£m	£m	£m

Opening balance at 1 April	461	520	526
Exchange adjustments	6	(20)	17
Amounts charged to the profit and loss account	224	209	193
Acquisitions	–	11	2
Disposals	–	(21)	–
Debtors written off	(195)	(238)	(218)

Closing balance at 31 March	496	461	520

Financials |	99

Back to Contents

Back to Consolidated Financial Statements Contents

Notes to the Consolidated Financial Statements continued

16.Investments

	Group		Company

	2005	2004	2005	2004
	£m	£m	£m	£m

Liquid investments	816	4,381	28	–

Group liquid investments principally comprise collateralised deposits and investments in commercial paper. The Company’s liquid investments comprise short term foreign exchange deals.

17.Creditors: amounts falling due within one year

	Group		Company

	2005	2004	2005	2004
	£m	£m	£m	£m

Bank overdrafts	47	42	–	–
Bank loans and other loans	332	2,000	15	956
Finance leases	13	12	–	–
Trade creditors	2,887	2,842	–	–
Amounts owed to subsidiary undertakings	–	–	88,710	93,553
Amounts owed to associated undertakings	9	8	–	–
Taxation	4,759	4,275	–	–
Other taxes and social security costs	332	367	–	–
Other creditors	444	741	4	71
Accruals and deferred income	4,619	4,011	301	371
Proposed dividend	1,395	728	1,395	728

	14,837	15,026	90,425	95,679

18.Creditors: amounts falling due after more than one year

	Group		Company

	2005	2004	2005	2004
	£m	£m	£m	£m

Bank loans	1,231	1,504	16	23
Other loans	10,269	10,596	8,800	8,795
Finance leases	113	124	–	–
Other creditors	12	7	–	–
Accruals and deferred income	757	744	358	453

	12,382	12,975	9,174	9,271

Bank loans are repayable as follows:

	Group		Company

	2005	2004	2005	2004
	£m	£m	£m	£m

Repayable in more than one year but not more than two years	1,182	105	6	6
Repayable in more than two years but not more than five years	28	1,398	10	16
Repayable in more than five years	21	1	–	1

	1,231	1,504	16	23

100	| Financials

Back to Contents

Back to Consolidated Financial Statements Contents

Other loans are repayable as follows:

	Group		Company

	2005	2004	2005	2004
	£m	£m	£m	£m

Repayable in more than one year but not more than two years	1,561	303	1,319	–
Repayable in more than two years but not more than five years	4,863	3,108	4,017	2,549
Repayable in more than five years	3,845	7,185	3,464	6,246

	10,269	10,596	8,800	8,795

Other loans falling due after more than one year comprise bond issues by the Company, or its subsidiaries, analysed as follows:

	Group		Company

	2005	2004	2005	2004
	£m	£m	£m	£m

1.27% Japanese yen bond due 2005(1)	–	134	–	–
1.93% Japanese yen bond due 2005(1)	–	135	–	–
6.35% US dollar bond due 2005(1)	–	34	–	–
0.83% Japanese yen bond due 2006	15	16	15	16
1.78% Japanese yen bond due 2006	126	135	–	–
5.4% Euro bond due 2006	275	267	275	267
5.75% Euro bond due 2006	1,029	1,001	1,029	1,001
7.5% US dollar bond due 2006	116	121	–	–
4.161% US dollar bond due 2007	79	81	79	81
2.575% Japanese yen bond due 2008	127	136	–	–
3.95% US dollar bond due 2008	264	271	264	271
4.625% Euro bond due 2008	517	504	517	504
5.5% Euro bond due 2008	33	32	–	–
6.25% Sterling bond due 2008	249	249	249	249
6.25% Sterling bond due 2008	158	160	158	160
6.65% US dollar bond due 2008	132	135	–	–
4.25% Euro bond due 2009	1,301	1,266	1,301	1,266
4.75% Euro bond due 2009	568	548	–	–
2.0% Japanese yen bond due 2010	128	135	–	–
2.28% Japanese yen bond due 2010	126	133	–	–
2.5% Japanese yen bond due 2010	127	137	–	–
7.75% US dollar bond due 2010	1,435	1,473	1,449	1,487
5.0% US dollar bond due 2013	526	540	526	540
5.125% Euro bond due 2015	342	333	342	333
5.375% US dollar bond due 2015	481	495	481	495
5.0% Euro bond due 2018	513	499	513	499
4.625% US dollar bond due 2018	263	270	263	270
5.625% Sterling bond due 2025	246	246	246	246
7.875% US dollar bond due 2030	390	400	390	400
5.9% Sterling bond due 2032	443	443	443	443
6.25% US dollar bond due 2032	260	267	260	267

	10,269	10,596	8,800	8,795

Finance leases falling due after more than one year are repayable as follows:

	Group		Company

	2005	2004	2005	2004
	£m	£m	£m	£m

Repayable in more than one year but not more than two years	2	11	–	–
Repayable in more than two years but not more than five years	4	30	–	–
Repayable in more than five years	107	83	–	–

	113	124	–	–

Note:
(1)	Balances reclassified to creditors falling due within one year.

Financials |	101

Back to Contents

Back to Consolidated Financial Statements Contents

Notes to the Consolidated Financial Statements continued

19.Financial liabilities and assets
Net debt
	2005	2004
	£m	£m

Liquid investments	(816)	(4,381)
Cash at bank and in hand	(2,850)	(1,409)
Debt due in one year or less, or on demand	392	2,054
Debt due after one year	11,613	12,224

	8,339	8,488

Maturity of financial liabilities
The maturity profile of the Group’s borrowings at 31 March was as follows:
	2005	2004
	£m	£m

Within one year	392	2,054
Between one and two years	2,745	419
Between two and three years	870	2,837
Between three and four years	711	922
Between four and five years	3,314	776
Between five and six years	390	3,298
Between six and seven years	8	416
Between seven and eight years	5	11
Between eight and nine years	526	12
Between nine and ten years	510	553
Between ten and eleven years	381	509
Between eleven and twelve years	36	345
Between twelve and thirteen years	2	–
Between thirteen and fourteen years	776	–
Between fourteen and fifteen years	–	770
Between twenty and twenty one years	246	–
Between twenty one and twenty two years	–	246
Between twenty four and twenty five years	390	–
Between twenty five and twenty six years	–	400
Between twenty seven and twenty eight years	703	–
Between twenty eight and twenty nine years	–	710

	12,005	14,278

The maturities of the Group’s other financial liabilities at 31 March was as follows:

In more than one year but not more than two years	4	7
In more than five years	8	–

	12	7

Borrowing facilities

At 31 March 2005, the Group’s most significant committed borrowing facilities comprised two bank facilities of $5,525 million (£2,926 million) and $4,853 million (£2,570 million) expiring between two and five years and between one and two years, respectively (2004: two bank facilities of $5,547 million (£3,018 million) and $4,853 million (£2,641 million)), and a ¥225 billion (£1,112 million, 2004: £1,177 million) term credit facility, which expires between one and two years. The bank facilities remained undrawn throughout the year and the term credit facility was drawn down in full on 15 October 2002.

Under the terms and conditions of the $5,525 million and $4,853 million bank facilities, lenders have the right, but not the obligation, to cancel their commitment 30 days from the date of notification of a change of control of the Company and have outstanding advances repaid on the last day of the current interest period. The facility agreement provides for certain structural changes that do not affect the obligations of the Company to be specifically excluded from the definition of a change of control. This is in addition to the rights of lenders to cancel their commitment if the Company has committed an event of default. Substantially the same terms and conditions apply in the case of Vodafone Finance K.K.’s ¥225 billion term credit facility, although the change of control provision is applicable to any guarantor of borrowings under the term credit facility. As of 31 March 2005, the Company was the sole guarantor of the ¥225 billion term credit facility.

In addition to the above, certain of the Group’s subsidiaries had committed facilities at 31 March 2005 of £168 million (2004: £467 million) in aggregate, of which £77 million (2004: £134 million) was undrawn. Of the total committed facilities, £28 million (2004: £69 million) expires in less than one year, £100 million (2004: £398 million) expires between two and five years, and £40 million (2004: £nil) which expires in more than five years.

102	| Financials

Back to Contents

Back to Consolidated Financial Statements Contents

Financial liabilities and assets
The Group uses short term foreign exchange instruments for managing both liquidity and the currency mix of Group net debt. The net position of the Group’s short term foreign exchange deals at 31 March 2005 is an asset, however, for the purpose of this note they are included within the financial liabilities section below as they are primarily used to manage the currency profile of the Group’s gross debt. Foreign exchange instruments hedging items other than borrowings are disclosed in the table. Short term debtors and creditors are not included in the analyses in this note or those in note 20.

Interest rate and currency of financial liabilities

									Non-interest
									bearing
							Fixed rate financial		financial
							liabilities		liabilities

			Financial
			liabilities			Non-		Weighted
			net of	Floating		interest	Weighted	average	Weighted
	Gross	Foreign	foreign	rate	Fixed rate	bearing	average	time for	average
	financial	exchange	exchange	financial	financial	financial	interest	which rate	period until
	liabilities	instruments	instruments	liabilities	liabilities	liabilities	rate	is fixed	maturity
Currency	£m	£m	£m	£m	£m	£m	%	Years	Years

At 31 March 2005:
Sterling	1,104	(570)	534	534	–	–	–	–	–
Euro	4,811	1,487	6,298	5,314	978	6	5.0	11.6	2.7
US dollar	3,984	(2,703)	1,281	1,281	–	–	–	–	–
Japanese yen	2,066	1,913	3,979	3,973	–	6	–	–	5.0
Other	52	(155)	(103)	(103)	–	–	–	–	–

Gross financial liabilities	12,017	(28)	11,989	10,999	978	12	5.0	11.6	3.9

At 31 March 2004:
Sterling	1,110	(2,456)	(1,346)	(1,346)	–	–	–	–	–
Euro	5,670	1,553	7,223	5,282	1,941	–	5.0	6.4	–
US dollar	4,953	(1,487)	3,466	2,608	858	–	7.6	0.9	–
Japanese yen	2,218	2,618	4,836	4,798	31	7	1.6	0.7	1.5
Other	254	(148)	106	106	–	–	–	–	–

Gross financial liabilities	14,205	80	14,285	11,448	2,830	7	5.7	4.7	1.5

Interest on floating rate borrowings is based on national London Inter Bank Offered Rate equivalents or government bond rates in the relevant currencies.

The figures shown in the tables above take into account interest rate swaps used to manage the interest rate profile of financial liabilities.

Further protection from euro and Japanese yen interest rate movements on debt is provided by forward starting interest rate swaps (“IRS”). The Group has entered into euro denominated forward starting IRS which cover the period December 2005 to June 2007 for an amount equal to £1,511 million (2004: £1,471 million). The effective rate which has been fixed is equal to 3.54% per annum. The Group has entered into Japanese yen denominated forward starting IRS and interest rate futures which cover the period June 2005 to September 2005, September 2005 to December 2005, December 2005 to March 2006 and March 2006 to March 2007 for amounts equal to £3,075 million (2004: £3,256 million), £988 million (2004: £3,635 million), £988 million (2004: £1,046 million) and £3,755 million (2004: £3,975 million), respectively. The effective rates, which have been fixed, range from 0.329% per annum to 0.362% per annum.

Financials |	103

Back to Contents

Back to Consolidated Financial Statements Contents

Notes to the Consolidated Financial Statements continued

19.Financial liabilities and assets continued
Financial assets

			Non-interest bearing assets

Currency	Total £m	Floating rate financial assets(1) £m	Equity investments(2) £m	Other non-interest bearing financial assets £m

At 31 March 2005:
Sterling	2,389	2,385	4	–
Euro	309	242	18	49
US dollar	998	989	1	8
Japanese yen	117	2	10	105
Other	848	52	787	9

Gross financial assets	4,661	3,670	820	171

At 31 March 2004:
Sterling	268	264	4	–
Euro	2,299	2,245	9	45
US dollar	3,231	3,219	3	9
Japanese yen	242	4	144	94
Other	912	95	809	8

Gross financial assets	6,952	5,827	969	156

Financial assets comprise:
			2005 £m	2004 £m

Cash at bank and in hand			2,850	1,409
Liquid investments(2)			816	4,381
Trade and other debtors due after more than one year			171	113
Fixed asset investments (other than associated undertakings)(3)			852	1,049

			4,689	6,952

Notes:
(1)	Floating rate financial assets comprise cash and short term deposits of £3,126 million (2004: £3,802 million) and US dollar denominated commercial paper totalling £512 million (2004: £2,025 million), invested with counterparties having a single-A credit rating or above from at least two of Moody’s, Fitch Ratings and Standard & Poor’s. These ratings are used in determining the aggregate credit risk with each counterparty.
(2)	Liquid investments include the net position of the Group’s short term foreign exchange deals of £28 million at 31 March 2005. In the notes above, they are included within the financial liabilities section as they are primarily used to manage the currency profile of the Group’s gross debt.
(3)	Equity investments include £788 million (2004: £810 million) represented by listed investments. Listed equity investments denominated in currencies other than sterling include £786 million (2004: £809 million) denominated in Hong Kong dollars and £2 million (2004: £1 million) denominated in Japanese yen.

104	| Financials

Back to Contents

Back to Consolidated Financial Statements Contents

20.Financial instruments
Fair values of financial assets and liabilities

The carrying amounts and estimated fair value of the Group’s outstanding financial instruments are set out below:

	2005 Net carrying amount £m	2005 Estimated fair value £m	2004 Net carrying amount £m	2004 Estimated fair value £m

Fixed asset investments (excluding investments in associated undertakings)	852	1,182	1,049	1,290
Cash at bank and in hand	2,850	2,850	1,409	1,409
Liquid investments	788	788	4,381	4,381
Borrowings:
Short term	(392)	(390)	(1,974)	(2,034)
Long term	(11,613)	(12,023)	(12,224)	(13,029)
Derivative financial instruments:
Interest rate	–	120	–	343
Foreign exchange	28	28	(80)	(80)

The Group’s exposure to market risk, which is the sensitivity of the value of financial instruments to changes in related currency and interest rates, is minimised because gains and losses on the underlying assets and liabilities offset gains and losses on derivative financial instruments.

The following methods and assumptions were used to estimate the fair values shown above.

Fixed asset investments (excluding investments in joint ventures and associated undertakings) – The net book value of fixed asset investments at 31 March 2005 comprises investments recorded at an original cost of £1,803 million (2004: £2,079 million). Listed investments are stated at fair value based on their quoted share price at 31 March 2005.

Cash at bank and in hand and liquid investments – The carrying values of cash and liquid investments approximate to their fair values because of the short term maturity of these instruments.

Borrowings (excluding foreign exchange contracts) – The fair value of quoted long term borrowings is based on year end mid-market quoted prices. The book values stated above exclude accrued interest on borrowings which is recorded separately on the balance sheet within accruals and deferred income. The fair value of other borrowings is estimated by discounting the future cash flows to net present values using appropriate market interest and foreign currency rates prevailing at the year end.

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

Hedges

The Group’s policy is to use derivative instruments to hedge against exposure to movements in interest rates and exchange rates. Changes in the fair value of instruments used for hedging are not recognised in the financial statements until the hedged exposure is itself recognised. Unrecognised gains and losses on instruments used for hedging are set out below:

	Gains £m	Losses £m	Total net gains/(losses) £m

Unrecognised gains and losses on hedges at 1 April 2004	423	(80)	343
Less: gains and losses arising in previous years that were recognised in the year	(91)	23	(68)

Gains and losses arising before 1 April 2004 that were not recognised at 31 March 2005	332	(57)	275
Gains and losses arising in the year that were not recognised at 31 March 2005	(96)	(59)	(155)

Unrecognised gains and losses on hedges at 31 March 2005	236	(116)	120

Of which:
Gains and losses expected to be recognised in the year ending 31 March 2006	64	(28)	36

In addition to the amounts disclosed above, cumulative aggregate gains of £453 million in respect of terminated interest rate swaps were carried forward in the balance sheet at 31 March 2005 pending their recognition in the profit and loss account (2004: £607 million). Of these carried forward amounts, gains of £91 million are expected to be recognised in the profit and loss account in the 2006 financial year. Aggregate related gains of £154 million from previous years were recognised in the profit and loss account in the 2005 financial year (2004: £90 million).

Currency exposures

Taking into account the effect of forward contracts and other derivative instruments, the Group did not have any material financial exposure to foreign exchange gains or losses on monetary assets and monetary liabilities denominated in foreign currencies at 31 March 2005.

Financials |	105

Back to Contents

Back to Consolidated Financial Statements Contents

Notes to the Consolidated Financial Statements continued

21.Provisions for liabilities and charges

	Deferred taxation £m	Post employment benefits £m	Other provisions £m	Total £m

1 April 2004	3,608	68	521	4,197
Exchange movements	(2)	–	6	4
Profit and loss account	332	54	68	454
Utilised in the year – payments	–	(45)	(141)	(186)
Other	–	26	57	83

31 March 2005	3,938	103	511	4,552

Deferred taxation

The Group’s deferred tax charge of £332 million (2004: £744 million) in respect of deferred tax liabilities excludes a charge to the profit and loss account of £25 million (2004: £47 million) relating to associated undertakings and a credit to the profit and loss account of £604 million (2004: £49 million) relating to deferred tax assets. Therefore the net deferred tax credit is £247 million (2004 charge: £742 million or £736 million before exceptional items).

At 31 March 2005:

	Gross deferred tax asset £m	Gross deferred tax liability £m	Net deferred tax (asset)/ liability £m	Less: amounts unprovided £m	Net deferred tax (asset)/ liability £m

Fixed asset timing differences	(227)	1,704	1,477	(10)	1,467
Deferred tax on overseas earnings	–	1,747	1,747	–	1,747
Other short term timing differences	(718)	745	27	–	27
Unrelieved tax losses	(11,257)	–	(11,257)	10,413	(844)

	(12,202)	4,196	(8,006)	10,403	2,397

Analysed, after offset, as:
Deferred tax asset (note 15)					(1,541)
Deferred tax provision					3,938

					2,397

At 31 March 2004:
	Gross deferred tax asset £m	Gross deferred tax liability £m	Net deferred tax (asset)/ liability £m	Less: amounts unprovided £m	Net deferred tax (asset)/ liability £m

Fixed asset timing differences	(192)	1,848	1,656	(4)	1,652
Deferred tax on overseas earnings	–	1,425	1,425	–	1,425
Other short term timing differences	(812)	662	(150)	118	(32)
Unrelieved tax losses	(11,420)	–	(11,420)	11,018	(402)

	(12,424)	3,935	(8,489)	11,132	2,643

Analysed, after offset, as:
Deferred tax asset (note 15)					(965)
Deferred tax provision					3,608

					2,643

A deferred tax asset has not been recognised in respect of unrelieved tax losses of £10,413 million (2004: £11,018 million) as it is regarded as more likely than not that there will not be suitable taxable profits against which the reversal of the underlying timing differences can be deducted.

The potential net tax benefit in respect of all tax losses carried forward at 31 March 2005, including amounts both recognised and unrecognised for deferred tax purposes, was £610 million in UK subsidiaries (2004: £50 million) and £10,647 million in international subsidiaries (2004: £11,370 million). These losses are only available for offset against future profits (or in some circumstances capital gains) arising within these companies subject to the laws of the relevant jurisdiction. The Group’s share of losses of international associated undertakings that are available for offset against future trading profits in these entities is £123 million (2004: £nil).

Details of the Company’s deferred tax asset are included in note 15.

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

106	| Financials

Back to Contents

Back to Consolidated Financial Statements Contents

22.Called up share capital

	2005		2004

	Number	£m	Number	£m

Authorised:
Ordinary shares of $0.10 each	78,000,000,000	4,875	78,000,000,000	4,875
7% cumulative fixed rate shares of £1 each	50,000	–	50,000	–

	78,000,050,000	4,875	78,000,050,000	4,875

Allotted, issued and fully paid:
Ordinary shares of $0.10 each(1):
1 April	68,263,933,048	4,280	68,179,382,971	4,275
During the year	116,933,491	6	84,550,077	5

31 March	68,380,866,539	4,286	68,263,933,048	4,280

7% cumulative fixed rate shares of £1 each:	50,000	–	50,000	–

31 March	68,380,916,539	4,286	68,263,983,048	4,280

Note:
(1)	At 31 March 2005 the Company held 3,785,000,000 (2004: 800,000,000; 2003: nil) treasury shares with a nominal value of £205 million (2004: £44 million; 2003: £nil).

Allotted during the year

		Nominal
	Number	value	Proceeds
		£m	£m

UK share awards and option scheme awards	64,931,201	3	82
US share awards and option scheme awards	52,002,290	3	54

Total for share option scheme awards	116,933,491	6	136

Share plans

The Company currently uses a number of share plans to grant options and awards to its directors and employees.

Sharesave Scheme

The Vodafone Group 1998 Sharesave Scheme (the “Sharesave Scheme”) enables UK staff to acquire shares in the Company through monthly savings of up to £250 a year over a three or five year period, at the end of which they also receive a tax free bonus. The savings and bonus may then be used to purchase shares at the option price, which is set at the beginning of the savings contract and usually at a discount of 20% to the then prevailing market price of the Company’s shares. Invitations to participate in this scheme are usually made annually.

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

Long Term Stock Incentive Plan

The Vodafone Group Plc 1999 Long Term Stock Incentive Plan is a discretionary plan under which both share option grants and share awards may be made. For some grants to US employees, the options have phased vesting over a four year period and are exercisable in respect of ADSs. For all other grants, options are normally exercisable between three and ten years from the date of grant, subject to the satisfaction of predetermined performance conditions, and are exercisable in respect of ordinary shares listed on the London Stock Exchange or ADSs for US employees.

In addition to the above, all permanent employees at 1 April 2004 received an award of 350 shares (known as “AllShares”) in Vodafone Group Plc on 5 July 2004, under the Vodafone Group Plc Global All Employee Share Plan. The awards vest after two years and are not subject to performance conditions.

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

Financials |	107

Back to Contents

Back to Consolidated Financial Statements Contents

Notes to the Consolidated Financial Statements continued

22.Called up share capital continued

Restricted Share Plans

Under the Vodafone Group Short Term Incentive Plan, introduced in 1998, shares are conditionally awarded to directors(1) based on achievement of one year performance targets. Release of the shares is deferred for a further two years and is subject to continued employment. Additional shares are released at this time if a further performance condition has been satisfied over the two year period.

Under the Vodafone Long Term Incentive Plan and the Vodafone Group Plc 1999 Long Term Stock Incentive Plan referred to above, awards of performance shares are granted to directors(1) and certain employees. The release of these shares is conditional upon achievement of performance targets measured over a three year period.

Under these restricted share plans, the maximum aggregate number of ordinary shares which may be issued in respect of options or awards will not (without shareholder approval) exceed:

•	10% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shares which have been allocated in the preceding ten year period under all plans; and
•	5% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shares which have been allocated in the preceding ten year period under all plans other than the Sharesave Scheme.

Note:
(1)	The term “directors” here refers to directors of the Company and directors of the Group’s subsidiaries.

Share options

A summary of the options outstanding at 31 March 2005 to subscribe for shares in the Company is provided in the following table.

		Weighted
		average				Exercisable
	Total	period	Weighted			shares
	shares	remaining	average	Weighted	Exercisable	weighted
	under	to full	remaining	average	shares at	average
	option	vesting	contractual life	exercise	31 March 2005	exercise
Range of exercise prices	(millions)	(months)	(months)	price	(millions)	price

Ordinary shares:
Vodafone Group Savings Related and Sharesave Schemes
£0.01 – £1.00	39.9	20	26	£0.79	1.1	£0.76
£1.01 – £2.00	0.8	16	23	£1.27	0.1	£1.27
£2.01 – £3.00	0.2	5	11	£2.25	–	£2.19

	40.9				1.2

Vodafone Group Executive Schemes
£0.01 – £1.00	50.6	3	85	£0.89	8.5	£0.85
£1.01 – £2.00	64.2	–	56	£1.56	64.2	£1.56
£2.01 – £3.00	40.3	–	61	£2.75	40.3	£2.75

	155.1				113.0

Vodafone Group 1999 Long Term Stock Incentive Plan
£0.01 – £1.00	462.3	3	87	£0.91	27.4	£0.90
£1.01 – £2.00	423.2	9	89	£1.38	189.9	£1.55
£2.01 – £3.00	15.8	–	3	£2.92	5.8	£2.92

	901.3				223.1

Vodafone Netherlands options
£0.01 – £1.00	9.5	3	27	£0.73	–	–
£1.01 – £2.00	11.9	–	8	£1.43	11.9	£1.43
£2.01 – £3.00	–	–	–	–	–	–

	21.4				11.9

Vodafone Pacific options (Australia)
AUD 0.01 – AUD 10.00	2.4	–	71	AUD 4.85	2.4	AUD 4.85

Vodafone Pacific options (New Zealand)
NZD 0.01 – NZD 10.00	1.5	–	74	NZD 5.64	1.5	NZD 5.64

108	| Financials

Back to Contents

Back to Consolidated Financial Statements Contents

Following the merger with AirTouch, some rights to acquire AirTouch Communications, Inc. 1993 Long Term Stock Incentive Plan options were converted into rights to acquire shares in the Company. No further awards will be granted under this scheme.

		Weighted
		average				Exercisable
	Total	period	Weighted			ADSs
	ADSs	remaining	average	Weighted	Exercisable	weighted
	under	to full	remaining	average	ADSs at	average
	option	vesting	contractual life	exercise	31 March 2004	exercise
Range of exercise prices	(millions)	(months)	(months)	price	(millions)	price

American Depositary Shares:
AirTouch Communications, Inc.1993 Long Term Stock Incentive Plan
$0.01 – $10.00	0.4	–	21	$6.10	0.4	$6.10
$10.01 – $20.00	0.4	–	3	$16.61	0.4	$16.61
$20.01 – $30.00	0.1	–	4	$20.02	0.1	$20.02
$30.01 – $40.00	0.1	–	12	$34.05	0.1	$34.05

	1.0				1.0

Vodafone Group 1999 Long Term Stock Incentive Plan
$10.01 – $20.00	3.5	15	88	$13.98	1.8	$13.70
$20.01 – $30.00	3.6	3	87	$21.66	1.8	$22.35
$30.01 – $40.00	0.1	–	68	$36.12	0.1	$36.12
$40.01 – $50.00	2.9	–	54	$42.18	2.8	$42.18
$50.01 – $60.00	0.1	–	84	$58.60	0.1	$58.60

	10.2				6.6

Share awards

A summary of unvested share awards at 31 March 2005 are provided in the following table.

		Weighted
	Total	average period
	unvested	remaining to
	awards	full vesting
	(millions)(1)	(months)

All Shares	18.5	15
Performance Shares	103.4	21

	121.9

Note:
(1)	Total unvested awards are stated on the basis of ordinary shares. Awards may be issued as ordinary shares or the equivalent number of ADSs.

Financials |	109

Back to Contents

Back to Consolidated Financial Statements Contents

Notes to the Consolidated Financial Statements continued

23.Reserves
	Group				Company

	Share		Own	Profit	Share		Own	Profit
	premium	Other	shares	and loss	premium	Other	shares	and loss
	account	reserve	held	account	account	reserve	held	account
	£m	£m	£m	£m	£m	£m	£m	£m

1 April 2004	52,154	713	(1,136)	(43,014)	52,154	713	(1,088)	10,760
Allotments of shares	130	–	–	–	130	–	–	–
Purchase of treasury shares	–	–	(3,997)	–	–	–	(3,997)	–
Own shares released on vesting of share awards	–	–	12	–	–	–	–	–
Retained (loss)/profit for the financial year	–	–	–	(10,198)	–	–	–	8,148
Currency translation	–	–	–	1,467	–	–	–	–
Transfer to profit and loss account	–	(84)	–	84	–	(84)	–	84
Other movements	–	–	–	(27)	–	–	–	–

31 March 2005	52,284	629	(5,121)	(51,688)	52,284	629	(5,085)	18,992

In accordance with the exemption allowed by section 230 of the Companies Act, no profit and loss account has been presented by the Company. The profit for the financial year dealt with in the accounts of the Company is £10,806 million (2004: £3,684 million). Under English law, the amount available for distribution to shareholders is based upon the profit and loss reserve of the Company and is reduced by the amount of own shares held.

The currency translation movement includes a gain of £143 million (2004: £144 million gain) in respect of foreign currency net borrowings.

For acquisitions prior to 1 April 1998, the cumulative goodwill written off to reserves, net of the goodwill attributed to business disposals, was £1,190 million at 31 March 2005 (2004: £1,190 million).

The following shares in the Company are held:

	Group				Company

	Employee	Subsidiary
	Share Trust	companies	Treasury shares	Total	Treasury shares

At 1 April 2004	29,439,475	7,189,316	800,000,000	836,628,791	800,000,000
Purchased during the year	–	–	2,985,000,000	2,985,000,000	2,985,000,000
Dividend shares	367,717	–	–	367,717	–
Distributed during the year	(7,727,075)	(35,835)	–	(7,762,910)	–

At 31 March 2005	22,080,117	7,153,481	3,785,000,000	3,814,233,598	3,785,000,000

Total cost to Group of shares held (£m)	23	13	5,085	5,121	5,085

Market value of shares held (£m)	31	10	5,318	5,359	5,318

110	| Financials

Back to Contents

Back to Consolidated Financial Statements Contents

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

			Total number of shares		Maximum value of
		Average price paid per	purchased under publicly		shares that may be
	Total number of shares	share, inclusive of	announced share		purchased under the
Period	purchased	transaction costs (pence)	repurchase programme	(2)	programme (£m)	(1)

27 – 31 May 2004	46,000,000	129.97	46,000,000		2,940
1 – 30 June 2004	515,000,000	125.49	515,000,000		2,294
1 – 31 July 2004	246,000,000	119.75	246,000,000		1,999
1 – 31 August 2004	284,000,000	124.07	284,000,000		1,647
1 – 30 September 2004	305,100,000	130.46	305,100,000		1,249
16 – 30 November 2004	217,900,000	145.35	217,900,000		1,932
1 – 31 December 2004	393,200,000	142.45	393,200,000		1,372
1 – 31 January 2005	427,800,000	140.66	427,800,000		770
1 – 28 February 2005	282,500,000	139.52	282,500,000		376
1 – 31 March 2005	267,500,000	140.58	267,500,000		–

Total for year ended
31 March 2005	2,985,000,000	134.00	2,985,000,000		–

1 – 30 April 2005	321,000,000	139.33	321,000,000		4,053
1 – 12 May 2005	84,500,000	139.00	84,500,000		3,935

Note:
(1)	On 25 May 2004, the Company announced it was allocating £3.0 billion to the share purchase programme to cover the year to May 2005. This superseded the £2.5 billion announced on the set up of the programme in November 2003. On 16 November 2004, the Company announced that it was increasing the allocation to around £4 billion completing by March 2005. On 24 May 2005, the Company announced target purchases of £4.5 billion for the 2006 financial year, including those purchased between 1 April 2005 and 23 May 2005 under irrevocable purchase instructions. Shares have been repurchased in accordance with the approval given by shareholders at the AGM on 30 July 2003 (maximum of 6,800,000,000 shares), which expired on 27 July 2004, and 27 July 2004 (maximum of 6,600,000,000 shares), which expires on 26 July 2005. Shareholder approval will be sought at the AGM on 26 July 2005 for additional shares to be purchased in the 2006 financial year.
(2)	No shares were purchased outside the publicly announced share repurchase programme.

24.Non-equity minority interests

	2005	2004
	£m	£m

Preferred shares	853	875

Non-equity minority interests comprise class D and E preferred shares issued by Vodafone Americas, Inc. An annual dividend of $51.43 per class D and E preferred share is payable quarterly in arrears. The dividend for the year amounted to £46 million (2004: £50 million). The aggregate redemption value of the class D and E preferred shares is $1.65 billion. The holders of the preferred shares are entitled to vote on the election of directors and upon each other matter coming before any meeting of the shareholders on which the holders of ordinary shares are entitled to vote. Holders are entitled to vote on the basis of twelve votes for each share of class D or E preferred stock held. The maturity date of the 825,000 class D preferred shares is 6 April 2020. The 825,000 class E preferred shares have a maturity date of 1 April 2020. The class D and E preferred shares have a redemption price of $1,000 per share plus all accrued and unpaid dividends.

Financials |	111

Back to Contents

Back to Consolidated Financial Statements Contents

Notes to the Consolidated Financial Statements continued

25.Acquisitions and disposals

The Group has undertaken a number of transactions during the year, including the acquisition of additional minority stakes in certain existing subsidiary undertakings. The aggregate consideration and total cash outflow for all acquisitions was £2,461 million.

Under UK GAAP, the total goodwill capitalised in respect of transactions has been assessed as £1,762 million, including £5 million in relation to associated undertakings.

Acquisition of additional minority stakes in certain existing subsidiary undertakings

During the year ended 31 March 2005, the Company has directly or indirectly increased its interest in its subsidiary undertakings in Japan, Hungary and Greece. These transactions are in line with the Group’s strategy of increasing its shareholding in existing operations where opportunities arise for the creation of enhanced value for the Company’s shareholders.

		Fair value net
		assets		Goodwill
	Consideration	acquired	(1)	capitalised
	£m	£m		£m

Vodafone Japan(2)	2,380	690		1,690
Vodafone Hungary(3)(4)	55	12		43
Vodafone Greece(3)	10	3		7

	2,445	705		1,740

Notes:
(1)	No adjustments were made for fair values as compared with book values at acquisition.
(2)	In the first half of the year, the Group increased its effective shareholding in Vodafone K.K. from 69.7% to 98.2% and its stake in Vodafone Holdings K.K. from 66.7% to 96.1% for a total consideration of £2.4 billion. On 1 October 2004, the merger of Vodafone K.K. and Vodafone Holdings K.K. was completed, resulting in the Group holding a 97.7% stake in the merged company, Vodafone K.K.
(3)	As a result of these acquisitions, the Group’s interest in Vodafone Greece and Vodafone Hungary increased from 99.4% to 99.8% and from 87.9% to 100% respectively.
(4)	Additional equity of HUF 89,301 million (£248 million) was subscribed for in Vodafone Hungary prior to this transaction.

As described in note 26 “Commitments”, the Group has entered into an agreement with Telesystem International Wireless Inc. of Canada to acquire approximately 79% of the share capital of MobiFon S.A. in Romania, and 100% of the issued share capital of Oskar Mobil a.s. in the Czech Republic.

Disposals

In January 2005, the Group disposed of a 16.9% stake in Vodafone Egypt for cash consideration of £65 million, reducing the Group’s controlling stake to 50.1%.

26.Commitments
Operating lease commitments

Commitments to non-cancellable operating lease payments are analysed as follows:

	2005			2004

	Land and	Other		Land and	Other
	buildings	assets	Total	buildings	assets	Total
	£m	£m	£m	£m	£m	£m

In respect of leases expiring:
Within one year	99	91	190	79	97	176
Between two and five years	146	91	237	147	85	232
After five years	170	33	203	136	42	178

Payments due:
Within one year	415	215	630	362	224	586
In more than one year but less than two years			406			366
In more than two years but less than three years			352			295
In more than three years but less than four years			299			256
In more than four years but less than five years			255			218
Thereafter (more than five years)			1,132			1,016

			3,074			2,737

Finance lease commitments

Details of commitments under finance leases are included in notes 17 and 18.

112	| Financials

Back to Contents

Back to Consolidated Financial Statements Contents

Capital and other commitments
	2005 £m	2004 £m

Tangible and intangible fixed asset expenditure contracted for but not provided	749	866
Purchase commitments	1,242	957
Share purchase programme	565	–
Purchase of Mobifon and Oskar	1,858	–

	4,414	1,823

On 15 March 2005, the Group announced it had entered into agreements with Telesystem International Wireless Inc. (“TIW”) of Canada to acquire approximately 79% of the share capital of MobiFon S.A. (“MobiFon”) in Romania, increasing the Group’s ownership of MobiFon to approximately 99%, and 100% of the issued share capital of Oskar Mobil a.s. in the Czech Republic for cash consideration of approximately $3.5 billion (£1.9 billion) to be satisfied from the Group’s cash resources. In addition, the Group will be assuming approximately $0.9 billion (£0.5 billion) of net debt. The acquisition is conditional on TIW shareholder approval, the receipt of all necessary unconditional regulatory and Canadian Court approvals and certain customary conditions and is expected to complete by the end of June 2005.

27.Contingent liabilities
	Group		Company

	2005 £m	2004 £m	2005 £m	2004 £m

Performance bonds	382	667	176	200
Credit guarantees – third party indebtedness	67	97	1,424	1,498
Other guarantees and contingent liabilities	18	29	1	17

Performance bonds

Performance bonds require the Company, or certain of its subsidiary undertakings, to make payments to third parties in the event that the Company or subsidiary undertaking does not perform what is expected of it under the terms of any related contracts.

Group performance bonds include £189 million (2004: £434 million) in respect of undertakings to roll out 2G and 3G networks in Germany while the Company and Group performance bonds include £149 million (2004: £145 million) in respect of undertakings to roll out 3G networks in Spain. The majority of the German performance bonds expire by December 2005 and for Spain by November 2009.

Credit guarantees – third party indebtedness

Credit guarantees comprise guarantees and indemnities of bank or other facilities including those in respect of the Group’s associated undertakings and investments.

At 31 March 2005, the Company had guaranteed debt of Vodafone Finance K.K. amounting to £1,111 million (2004: £1,177 million) and issued guarantees in respect of notes issued by Vodafone Americas, Inc. amounting to £311 million (2004: £320 million). The Japanese facility expires by January 2007 and the majority of Vodafone Americas, Inc. bond guarantees by July 2008.

Other guarantees and contingent liabilities

Other guarantees principally comprise commitments to support disposed entities.

In addition to the amounts disclosed above, the Group has guaranteed financial indebtedness and issued performance bonds for £36 million (2004: £53 million) in respect of businesses which have been sold and for which counter indemnities have been received from the purchasers.

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

Financials |	113

Back to Contents

Back to Consolidated Financial Statements Contents

Notes to the Consolidated Financial Statements continued

28.Analysis of cash flows
	2005 £m	2004 £m	2003 £m

Net cash inflow from operating activities
Operating loss	(5,304)	(4,776)	(5,295)
Exceptional items	315	(228)	496
Depreciation	4,528	4,362	3,979
Goodwill amortisation (subsidiary undertakings)	12,929	13,095	11,875
Amortisation of other intangible fixed assets	412	98	53
Loss on disposal of tangible fixed assets	161	89	109

	13,041	12,640	11,217
Decrease/(increase) in stocks	22	(102)	(17)
(Increase)/decrease in debtors	(453)	(293)	198
Increase/(decrease) in creditors	150	157	(233)
Payments in respect of exceptional items	(47)	(85)	(23)

	12,713	12,317	11,142

Net cash outflow for returns on investments and servicing of finance
Interest received	746	942	543
Dividends from investments	19	25	15
Interest paid	(1,074)	(901)	(1,004)
Interest element of finance leases	(8)	(10)	(14)
Dividends paid to minority shareholders in subsidiary undertakings	(74)	(100)	(91)

	(391)	(44)	(551)

Net cash outflow from financing
Issue of ordinary share capital	115	69	28
Issue of shares to minorities	–	–	1
Purchase of treasury shares	(4,053)	(1,032)	–
Purchase of own shares in relation to employee share schemes	–	(17)	(14)
Capital element of finance lease payments	(12)	(115)	(97)
Debt due within one year:
Decrease in short term debt	(1,997)	(1,791)	(1,366)
Debt due after one year:
Decrease in long-term debt	(161)	(507)	(1,700)
Issue of new bonds	–	2,693	2,998

	(6,108)	(700)	(150)

114	| Financials

Back to Contents

Back to Consolidated Financial Statements Contents

29.Analysis of net debt
			Other non- cash changes
	1 April	Cash	and exchange	31 March
	2004	flow	movements	2005
	£m	£m	£m	£m

Liquid investments	4,381	(3,563)	(2)	816

Cash at bank and in hand	1,409	1,408	33	2,850
Bank overdrafts	(42)	(3)	(2)	(47)

	1,367	1,405	31	2,803

Debt due within one year	(2,000)	1,997	(329)	(332)
Debt due after one year	(12,100)	161	439	(11,500)
Finance leases	(136)	12	(2)	(126)

	(14,236)	2,170	108	(11,958)

	(8,488)	12	137	(8,339)

Cash flows in respect of the Commercial Paper programme are shown net within debt-related cash flows.

Debt includes secured debt of £90 million (2004: £132 million) in respect of Vodafone Egypt (£50 million, 2004: £132 million) and Vodafone Albania (£40 million, 2004: £nil). Further information on guarantees can be found in note 27.

30.Directors
Aggregate emoluments of the directors of the Company were as follows:
	2005	2004	2003
	£’000	£’000	£’000

Salaries and fees	5,806	6,752	5,457
Incentive schemes	4,218	5,418	5,738
Benefits	582	1,371	709

	10,606	13,541	11,904

The aggregate gross pre-tax gain made on the exercise of share options in the year to 31 March 2005 by serving directors was £3,076,200 (2004: £1,904,000; 2003: £226,873) and by former directors was £2,507,477 (2004: £nil, 2003: £nil).

Further details of directors’ emoluments can be found in “Board’s Report to Shareholders on Directors’ Remuneration – Remuneration for the year to 31 March 2005”.

Financials |	115

Back to Contents

Back to Consolidated Financial Statements Contents

Notes to the Consolidated Financial Statements continued

31.Employees
An analysis of the average number of employees by category of activity is shown below.

	2005	2004	2003
	Number	Number	Number

By activity:
Operations	13,772	14,096	14,863
Selling and distribution	16,140	15,303	16,252
Administration	27,466	30,710	35,552

	57,378	60,109	66,667

By segment:
Mobile telecommunications:
Germany	9,266	9,143	8,532
Italy	8,898	9,047	8,893
UK	11,397	11,304	9,972
Other EMEA	17,681	17,215	16,984
Americas	174	241	391
Asia Pacific	5,610	6,048	7,063

	53,026	52,998	51,835
Non mobile:
Germany	4,352	4,767	6,354
Asia Pacific	–	2,344	8,478

	57,378	60,109	66,667

The cost incurred in respect of these employees (including directors) was:
	2005	2004	2003
	£m	£m	£m

Wages and salaries	1,955	2,018	1,984
Social security costs	243	234	199
Other pension costs	95	79	95

	2,293	2,331	2,278

116	| Financials

Back to Contents

Back to Consolidated Financial Statements Contents

32.Pensions

As at 31 March 2005, the Group operated a number of pension plans for the benefit of its employees throughout the world, which vary with conditions and practices in the countries concerned. The Group’s pension plans are provided through both defined benefit and defined contribution arrangements. Defined benefit schemes provide benefits based on the employees’ length of pensionable service and their final pensionable salary or other criteria. Defined contribution schemes offer employees individual funds that are converted into benefits at the time of retirement.

Further details on the three principal defined benefit pension schemes, in the United Kingdom, Germany and Japan are shown below. In addition to the principal schemes, the Group operates defined benefit schemes in Greece, Ireland, Italy, Sweden and the United States. Defined contribution pension schemes are provided in Australia, Belgium, Egypt, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, Malta, the Netherlands, New Zealand, Portugal, Spain, the United Kingdom and the United States. There is a post retirement medical plan in the United States for a small closed group of participants.

The Group accounts for its pension schemes in accordance with SSAP 24, “Accounting for pension costs”. Scheme liabilities are assessed by independent actuaries using the projected unit funding method and applying the principal actuarial assumptions set out in “Pension disclosures required under SSAP 24” below. Assets are shown at market value.

From 2006, the Group will account for its pension schemes in accordance with IFRS principles (which are largely equivalent to the current FRS 17 requirements under UK GAAP). Additional disclosures required under the current transitional provisions of FRS 17 are also set out below. The bases of calculation under FRS 17 are significantly different to SSAP 24. Whilst both require use of formal actuarial valuations, FRS 17 requires the use of a different set of underlying assumptions and also specifies more frequent valuation updates. Accordingly, when IFRS is implemented in full, the Group’s reported pension costs and balance sheet position will change accordingly.

United Kingdom

The majority of the UK employees are members of the Vodafone Group Pension Scheme (the “main scheme”). This is a tax approved defined benefit scheme, the assets of which are held in an external trustee-administered fund. In addition, there is an internally funded unapproved defined benefit plan in place for a small number of senior executives. The pension cost for these defined benefit arrangements are included in the summary information shown below.

The main scheme is subject to quarterly funding updates by independent actuaries and to formal actuarial valuations at least every three years. The most recent formal triennial valuation of this scheme was carried out as at 31 March 2004 and valued scheme assets at £434 million and scheme liabilities at £393 million. This represents a funding ratio of 111% (2004: 116%).

As a result of the triennial actuarial valuation, the Group’s UK subsidiaries agreed to make a special lump sum contribution of £100 million during the financial year and to maintain the ongoing contributions of 13% of pensionable earnings. The updated funding level as at 31 March 2005 has been estimated as approximately 130% using assumptions consistent with the 2004 actuarial valuation. This special contribution brings the funding position on an FRS 17 basis to 101% at 31 March 2005.

The SSAP 24 liabilities are valued using the same assumptions adopted for the triennial valuation. These are outlined further below. As a result of the acceleration of payments, a net prepayment of £299 million (2004: £193 million) is included in debtors due after more than one year, representing the excess of the amounts funded over accumulated pension costs.

Germany

There are a number of separate pension and associated arrangements in Germany, with the majority of these being financed through a funded trust arrangement. The German schemes are subject to annual valuations, with the last formal valuations having been completed at 31 March 2005.

Under SSAP 24 requirements, an amount of £7 million (2004: £14 million) is included in provisions for liabilities and charges, representing the excess of the accumulated pension cost over the funded amounts on some schemes, with an equal amount in prepayments (2004: £nil), representing the excess of the amounts funded over accumulated pension costs for the remaining schemes.

Under the requirements of FRS 17, the total pension liability at 31 March 2005 for benefits funded through the trust arrangement was £191 million. The market value of the trust arrangement assets was £181 million. A contribution of £14 million was made into the trust during the financial year. The total FRS 17 pension liability for additional unfunded arrangements was £22 million.

Japan

There are a number of separate pension schemes operating in Japan. These plans are generally not funded externally. The latest formal actuarial valuation was prepared at 31 March 2005.

Under the requirements of SSAP 24, an amount of £21 million (2004: £26 million) is included in provisions for liabilities and charges, representing the excess of the accumulated pension costs over the amounts funded externally reflecting the internally funded nature of the principal arrangements.

On an FRS 17 basis, liabilities are valued at £30 million at 31 March 2005 while scheme assets are valued at £2 million.

Financials |	117

Back to Contents

Back to Consolidated Financial Statements Contents

Notes to the Consolidated Financial Statements continued

32.Pensions continued
Pension disclosures required under SSAP 24

During the year ended 31 March 2005, the total amount charged to the profit and loss account in respect of all the Group’s pensions plans was £95 million (2004: £79 million, 2003: £95 million), as analysed below:

	2005	2004	2003
	£m	£m	£m

Defined benefit schemes:
United Kingdom	31	31	24
Germany	5	7	12
Japan	28	10	32
Other	8	6	5

Net pension charge: Defined benefit schemes	72	54	73
Net pension charge: Defined contribution schemes	23	25	22

Total amount charged to the profit and loss account	95	79	95

Below is a summary of the principal assumptions used in calculating the pension cost for the year to 31 March 2005:

	UK	Germany	Japan
	%	%	%

Rate of inflation	2.5	2.0	–
Rate of increase in salaries	4.5	3.0	–(1)
Rate of increase in pensions in payment	2.5	2.0	N/A
Rate of increase in deferred pensions	2.5	–	N/A
Rate used to discount liabilities – pre-retirement	6.8	5.5	2.5
Rate used to discount liabilities – post-retirement	5.8	5.5	2.5
Notes:
(1)	Rate of increase in salaries in Japan is calculated in line with company specific experience where benefits are salary related.

The components of the total pension costs of the three principal defined benefit schemes were as follows:

		UK			Germany			Japan(2)

	2005	2004	2003	2005	2004	2003	2005	2004	2003
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Regular cost	27	23	22	3	5	5	5	8	12
Interest (credit)/cost	(13)	(9)	(4)	1	4	9	–	1	2
Variation in regular cost(1)	17	17	6	1	(2)	(2)	23	1	18

Total	31	31	24	5	7	12	28	10	32

Notes:
(1)	The variation in regular cost was calculated by amortising the shortfall at the date of the last formal valuation or review over the future working lives of members on a percentage of pensionable salary basis. For the purposes of determining the UK SSAP 24 variation in regular cost, a review was undertaken as at 31 March 2003 to reflect the impact of investment market movements. The charge for Japan in the year ended 31 March 2005 also included £23 million (2004: £nil, 2003: £17 million) in respect of lump sum redundancy benefits payable through a redundancy programme associated with the retirement plan.
(2)	The charge for Japan for the year ended 31 March 2004 includes the pension costs in relation to companies sold during the year for that part of the year prior to their disposal.

118	| Financials

Back to Contents

Back to Consolidated Financial Statements Contents

Additional disclosures in respect of FRS 17

The most recent full formal actuarial valuations for defined benefit schemes have been updated by qualified independent actuaries for the financial year ended 31 March 2005 to derive the FRS 17 disclosures below.

Major assumptions used

	UK			Germany			Japan						Other(2)

	2005	2004	2003	2005	2004	2003	2005		2004		2003		2005	2004	2003
	%	%	%	%	%	%	%		%		%		%	%	%

Rate of inflation	2.8	2.5	2.5	1.9	2.0	1.5	–		–		–		2.0	2.0	1.8
Rate of increase in salaries	4.8	4.5	4.5	2.9	3.0	3.5	–	(1)	–	(1)	–	(1)	2.6	3.0	3.5
Rate of increase in pensions in payment	2.8	2.5	2.5	1.9	2.0	1.5	N/a		N/a		N/a		2.0	2.0	1.9
Rate of increase in deferred pensions	2.8	2.5	2.5	1.9	–	–	N/a		N/a		N/a		2.0	2.0	1.9
Discount rate	5.4	5.5	5.4	4.5	5.3	5.3	2.3		2.3		1.5		4.7	4.8	5.3

Notes:
(1)	Rate of increase in salaries in Japan is calculated in line with company specific experience.
(2)	Figures shown for other schemes represent weighted average assumptions of individual schemes.

The expected rates of return at 31 March were:

	UK			Germany			Japan			Other

	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
	%	%	%	%	%	%	%	%	%	%	%	%

Bonds	4.8	4.8	5.5	4.0	4.5	4.8	1.6	1.0	N/a	4.3	4.6	4.9
Equities	7.7	7.5	8.0	6.6	6.8	7.3	4.3	4.0	N/a	6.8	6.8	7.8
Other assets	4.9	–	–	2.1	2.0	2.8	2.8	–	3.0	4.3	2.0	3.5

Charges that would have been made to the profit and loss account and consolidated statement of total recognised gains and losses on compliance with FRS 17 and on the basis of the assumptions stated above

	UK		Germany		Japan		Other		Total

	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Operating profit:
Current service cost	37	32	6	8	5	10	30	44	78	94
Past service cost	–	–	–	–	–	–	–	1	–	1

Total charge to operating profit	37	32	6	8	5	10	30	45	78	95

Finance costs/(income):
Interest cost	26	22	9	9	1	1	6	6	42	38
Expected return on pension scheme assets	(31)	(22)	(8)	(5)	–	–	(3)	(2)	(42)	(29)

Total (credit)/charge to finance (income)/costs	(5)	–	1	4	1	1	3	4	–	9

Total charge to loss before taxation	32	32	7	12	6	11	33	49	78	104

Consolidated statement of total recognised gains and losses:
Actual return less expected return on pension scheme assets	(23)	(56)	1	(3)	–	–	(2)	(7)	(24)	(66)
Experience (gains) and losses arising on the scheme liabilities	56	–	3	3	–	(1)	1	(3)	60	(1)
Changes in assumptions underlying the present value of the plan liabilities	39	16	16	11	–	(5)	11	(2)	66	20

Actuarial (gains)/losses on assets and liabilities	72	(40)	20	11	–	(6)	10	(12)	102	(47)
Exchange rate movements	–	–	1	(1)	(2)	(3)	1	(5)	–	(9)

Total (gains)/losses recognised in statement of total recognised gains and losses	72	(40)	21	10	(2)	(9)	11	(17)	102	(56)

Financials |	119

Back to Contents

Back to Consolidated Financial Statements Contents

Notes to the Consolidated Financial Statements continued

32.Pensions continued

History of amounts that would have been recognised in the statement of total recognised gains and losses under FRS 17

		2005		2004		2003

		£m	%	£m	%	£m	%

UK	Difference between the expected and actual return on assets(1)	23	4	56	13	(95)	(36)
	Experience gains and (losses) arising on scheme liabilities(2)	(56)	(9)	–	–	–	–
	Actuarial gain/(loss)(2)	(72)	(12)	40	9	(132)	(34)

Germany	Difference between the expected and actual return on assets(1)	(1)	(1)	3	2	(1)	(1)
	Experience gains and (losses) arising on scheme liabilities(2)	(3)	(1)	(3)	(2)	7	4
	Actuarial gain/(loss)(2)	(20)	(9)	(11)	(6)	(5)	(3)

Japan	Difference between the expected and actual return on assets(1)	–	–	–	–	–	–
	Experience gains and (losses) arising on scheme liabilities(2)	–	–	1	3	(1)	(1)
	Actuarial gain/(loss)(2)	–	–	6	17	(17)	(13)

Other	Difference between the expected and actual return on assets(1)	2	3	7	18	(14)	(37)
	Experience gains and (losses) arising on scheme liabilities(2)	(1)	(1)	3	2	1	1
	Actuarial gain/(loss)(2)	(10)	(7)	12	10	(18)	(14)

Group	Difference between the expected and actual return on assets(1)	24	3	66	10	(110)	(27)
	Experience gains and (losses) arising on scheme liabilities(2)	(60)	(6)	1	–	7	1
	Actuarial gain/(loss)(2)	(102)	(10)	47	6	(172)	(21)

Notes:
(1)	Percentage stated is expressed as a percentage of scheme assets at 31 March.
(2)	Percentage stated is expressed as a percentage of scheme liabilities at 31 March.

Fair value of the assets and liabilities of the schemes

	UK			Germany			Japan			Other			Total

	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Bonds	105	89	56	115	104	–	–	1	–	6	4	7	226	198	63
Equities	418	345	208	54	51	–	–	1	–	52	33	27	524	430	235
Other assets	105	–	–	12	10	107	2	–	1	5	3	4	124	13	112

Total fair value
of scheme
assets	628	434	264	181	165	107	2	2	1	63	40	38	874	641	410
Present value
of scheme
liabilities	(619)	(457)	(383)	(213)	(192)	(180)	(30)	(35)	(127)	(148)	(122)	(126)	(1,010)	(806)	(816)

FRS 17
assets/(deficits)	9	(23)	(119)	(32)	(27)	(73)	(28)	(33)	(126)	(85)	(82)	(88)	(136)	(165)	(406)
Related deferred
tax (liabilities)
/assets	(2)	7	36	13	11	30	12	14	53	32	30	30	55	62	149

Net FRS 17
surplus/(deficit)	7	(16)	(83)	(19)	(16)	(43)	(16)	(19)	(73)	(53)	(52)	(58)	(81)	(103)	(257)

Analysed as:
Assets	7	–	–	2	–	–	–	–	–	–	–	–	9	–	–
Liabilities	–	(16)	(83)	(21)	(16)	(43)	(16)	(19)	(73)	(53)	(52)	(58)	(90)	(103)	(257)

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

The deficit in respect of other schemes at 31 March 2005 primarily relates to internally funded schemes in Italy, Sweden and the United States.

120	|Financials

Back to Contents

Back to Consolidated Financial Statements Contents

Movement in deficit during the year
	UK		Germany		Japan		Other		Total

	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Deficit in schemes before deferred tax at 1 April	23	119	27	73	33	126	82	88	165	406
Current service cost	37	32	6	8	5	10	30	44	78	94
Cash contributions	(136)	(88)	(23)	(68)	(9)	(22)	(41)	(33)	(209)	(211)
Past service cost	–	–	–	–	–	–	–	1	–	1
Financial (income)/costs	(5)	–	1	4	1	1	3	4	–	9
Actuarial (gains)/losses	72	(40)	20	11	–	(6)	10	(12)	102	(47)
Exchange rate movements	–	–	1	(1)	(2)	(3)	1	(5)	–	(9)
Other movements	–	–	–	–	–	(73)	–	(5)	–	(78)

(Surplus)/deficit in schemes before deferred tax at 31 March	(9)	23	32	27	28	33	85	82	136	165

Other movements in 2004 principally relate to the disposal of the Japan Telecom fixed line business.

Group net assets and profit and loss account reserves

	Under SSAP 24		Under FRS 17
	(as adopted)		(for information only)

	2005	2004	2005	2004
	£m	£m	£m	£m

Net assets excluding pension scheme assets/(liabilities)	102,000	114,836	102,000	114,836
Net pension scheme assets/(liabilities) (net of deferred tax)	135	95	(81)	(103)

Net assets including pension scheme liabilities	102,135	114,931	101,919	114,733

Profit and loss reserve excluding pension scheme assets/(liabilities)	(51,823)	(43,109)	(51,823)	(43,109)
Net pension scheme assets/(liabilities) (net of deferred tax)	135	95	(81)	(103)

Profit and loss reserve including pension scheme assets/(liabilities)	(51,688)	(43,014)	(51,904)	(43,212)

33.Subsequent events

On 13 April 2005, the Group’s associated undertaking, Verizon Wireless, completed its purchase of NextWave Telecom Inc. for $3 billion in cash.

On 19 April 2005, the Board of directors of Vodafone Italy approved a proposal to buy back issued and outstanding shares for approximately €7.9 billion (£5.4 billion). If the proposal is approved by the shareholders of Vodafone Italy, participation will be invited on a pro rata basis. In accordance with Dutch and Italian corporate law the buy back will take place in two tranches, the first in June 2005 and the second expected to be October 2005. After the transaction is completed the Company and Verizon Communications Inc. will continue to hold approximately 76.8% and 23.1%, respectively, of Vodafone Italy indirectly through their wholly owned subsidiaries. It is anticipated that the buy back will be funded from currently available and forecast available cash of Vodafone Italy. At 31 March 2005, Vodafone Italy had net cash on deposit with Group companies of €7.2 billion (£4.9 billion).

On 11 May 2005, it was announced that an agreement had been reached to merge Cegetel with neuf telecom.

Between 1 April 2005 and 12 May 2005, the Company repurchased 405,500,000 of its own shares, to be held in treasury, under irrevocable purchase orders placed prior to 31 March 2005 for total consideration of £565 million. Further details of these transactions are shown in note 23.

As described in note 26 “Commitments”, the Group has entered into an agreement with Telesystem International Wireless Inc. of Canada to acquire approximately 79% of the share capital of MobiFon S.A. in Romania, and 100% of the issued share capital of Oskar Mobil a.s. in the Czech Republic.

Financials |	121

Back to Contents

Back to Consolidated Financial Statements Contents

Notes to the Consolidated Financial Statements continued

34.Principal subsidiary undertakings, associated undertakings and investments
Principal subsidiary undertakings

At 31 March 2005, the Company had the following subsidiary undertakings carrying on businesses which principally affect the profits and assets of the Group. They have the same year end date as the Company, unless otherwise stated, and have been included in the Group consolidation.

Unless otherwise stated the Company’s principal subsidiary undertakings all have share capital consisting solely of ordinary shares and are indirectly held. The country of incorporation or registration of all subsidiary undertakings is also their principal place of operation.

		Country of
		incorporation	Percentage(1)
Name	Principal activity	or registration	shareholding

Arcor AG & Co.	Fixed line operator	Germany	73.7
Europolitan Vodafone AB	Mobile network operator	Sweden	100.0
Vodafone Albania Sh.A.(2)	Mobile network operator	Albania	99.9
Vodafone Americas Inc.(3)	Holding company	USA	100.0
Vodafone D2 GmbH	Mobile network operator	Germany	100.0
Vodafone Egypt Telecommunications S.A.E.	Mobile network operator	Egypt	50.1
Vodafone Espana S.A.	Mobile network operator	Spain	100.0
Vodafone Europe B.V.	Holding company	Netherlands	100.0
Vodafone Holding GmbH(2)	Holding company	Germany	100.0
Vodafone Holdings Europe S.L.	Holding company	Spain	100.0
Vodafone K.K.	Mobile network operator	Japan	97.7
Vodafone Hungary Mobile Telecommunications Limited	Mobile network operator	Hungary	100.0
Vodafone International Holdings B.V.	Holding company	Netherlands	100.0
Vodafone Investments Luxembourg S.a.r.l.	Holding company	Luxembourg	100.0
Vodafone Ireland Limited	Mobile network operator	Ireland	100.0
Vodafone Libertel N.V.	Mobile network operator	Netherlands	99.9
Vodafone Limited	Mobile network operator	England	100.0
Vodafone Malta Limited	Mobile network operator	Malta	100.0
Vodafone Marketing S.a.r.l	Provider of Partner Network services	Luxembourg	100.0
Vodafone Network Pty Limited	Mobile network operator	Australia	100.0
Vodafone New Zealand Limited	Mobile network operator	New Zealand	100.0
Vodafone Omnitel N.V.(4)	Mobile network operator	Netherlands	76.8
Vodafone-Panafon Hellenic Telecommunications Company S.A.	Mobile network operator	Greece	99.8
Vodafone Portugal-Comunicações Pessoais, S.A.	Mobile network operator	Portugal	100.0
Vodafone Group Services Limited	Global products and services provider	England	100.0

Notes:
(1)	Rounded to nearest tenth of one percent.
(2)	Vodafone Albania Sh.A. and Vodafone Holding GmbH have a 31 December year end. Accounts are drawn up to 31 March 2005 for consolidation into the Group’s financial statements.
(3)	Share capital consists of 597,379,729 ordinary shares and 1.65 million class D and E redeemable preference shares of which 100% of the ordinary shares are held by the Group.
(4)	The principal place of operation of Vodafone Omnitel N.V. is Italy.

122	| Financials

Back to Contents

Back to Consolidated Financial Statements Contents

Principal associated undertakings

The Company’s principal associated undertakings all have share capital consisting solely of ordinary shares, unless otherwise stated, and are all indirectly held. The country of incorporation or registration of all associated undertakings is also their principal place of operation.

		Percentage	(1)
		shareholding/		Par value	Latest	Country of
		partnership		of issued	financial	incorporation or
Name	Principal activity	interest		equity	accounts	registration

Belgacom Mobile S.A.	Mobile network operator	25.0		€70.0m	31.12.04(2)	Belgium
Cellco Partnership(3)	Mobile network operator	45.0		—	31.12.04(2)	USA
Mobifon S.A.	Mobile network operator	20.1		ROL 712,923m	31.12.04(2)	Romania
Polkomtel S.A.	Mobile network operator	19.6		PLN 2,050m	31.12.04(2)	Poland
Safaricom Limited(4)	Mobile network operator	35.0		1,020 Kshs	31.03.05	Kenya
Société Française du Radiotéléphone S.A.	Mobile network operator and
	telecommunications company	43.9		€1,348m	31.12.04(2)	France
Swisscom Mobile A.G.	Mobile network operator	25.0		CHF100m	31.12.04(2)	Switzerland
Vodafone Fiji Limited	Mobile network operator	49.0		F$6m	31.03.05	Fiji
Vodacom Group (Pty) Limited	Holding company	35.0		ZAR 100	31.03.05	South Africa

Notes:
(1)	Rounded to nearest tenth of one percent.
(2)	Accounts are drawn up to 31 March 2005 for consolidation in the Group’s financial statements.
(3)	Cellco Partnership trades under the name Verizon Wireless. The registered or principal office of the partnership is 180 Washington Valley Road, Bedminster, New Jersey 07921, USA.
(4)	The Group also holds 2 non-voting shares.

Principal investments

The shareholding in the investment consists solely of ordinary shares and is indirectly held. The principal country of operation is the same as the country of incorporation or registration.

			Country of
		Percentage(1)	incorporation or
Name	Principal activity	shareholding	registration

China Mobile (Hong Kong) Limited(2)	Mobile network operator	3.3	China

Notes:
(1)	Rounded to nearest tenth of one percent.
(2)	Listed on the Hong Kong and New York stock exchanges and incorporated under the laws of Hong Kong.

35.Related party transactions
Transactions with joint ventures and associated undertakings

Group turnover includes sales to joint ventures and associated undertakings of £220 million (2004: £174 million, 2003: £40 million), primarily comprising fees for the use of Vodafone products and services, network airtime and access charges. Total operating costs include charges from joint ventures and associated undertakings of £272 million (2004: £173 million, 2003: £91 million), primarily comprising roaming charges.

Dividends received from joint ventures and associated undertakings are disclosed in Consolidated Cash Flows on page 80. Loans and trade balances owed to or from joint ventures and associated undertakings are disclosed in notes 15 and 17. During the year the Group received £nil (2004: £3 million; 2003: £14 million) in respect of interest on these loans.

Transactions with directors

During the year ended 31 March 2005, and as of 23 May 2005, neither any director nor any other executive officer, nor any associate of any director or any other executive officer, was indebted to the Company.

Since 1 April 2004, the Company has not been, and is not now, a party to any other material transactions, or proposed transactions, in which any member of the key management personnel (including directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing, or any relative of such spouse), had or was to have a direct or indirect material interest.

Financials |	123

Back to Contents

Back to Consolidated Financial Statements Contents

Notes to the Consolidated Financial Statements continued

36.US GAAP information
Reconciliations to US GAAP

The Consolidated Financial Statements are prepared in accordance with UK GAAP, which differ in certain material respects from US GAAP. The following is a summary of the effects of the differences between UK GAAP and US GAAP. The translation of pounds sterling amounts into US dollars is provided solely for convenience based on the Noon Buying Rate on 31 March 2005 of $1.8888: £1.

Net loss for the years ended 31 March

		2005	2005		2004		2003
	Ref.	$m	£m		£m		£m

Revenue from continuing operations (UK GAAP)		64,470	34,133		32,741		28,547
Items (decreasing)/increasing revenue:
Investments accounted for under the equity method	(a)	(10,356)	(5,483)		(5,276)		(4,371)
Connection revenue	(b)	2,310	1,223		188		(1,760)

Revenue from continuing operations (US GAAP)		56,424	29,873		27,653		22,416

Loss for the financial year (UK GAAP)		(14,242)	(7,540)		(9,015)		(9,819)
Items (increasing)/decreasing net loss:
Investments accounted for under the equity method	(a)	(34)	(18)		1,306		656
Connection revenue and costs	(b)	30	16		29		16
Goodwill and other intangible assets	(c)	(12,243)	(6,482)		(6,520)		(5,487)
Capitalised interest	(d)	(162)	(86)		406		408
Licence fee amortisation	(e)	(822)	(435)		(76)		(6)
Exceptional items	(f)	465	246		(351)		270
Income taxes	(g)	13,235	7,007		6,231		4,953
Cumulative effect of change in accounting principle: EITF Topic D-108	(h)	(11,667)	(6,177)		–		–
Cumulative effect of change in accounting principle: Post employment benefits	(h)	(368)	(195)		–		–
Other	(j)	(223)	(118)		(137)		(46)

Net loss (US GAAP)		(26,031)	(13,782)		(8,127)		(9,055)

Loss from continuing operations		(13,996)	(7,410)		(7,734)		(9,135)
Loss/(income) from operations and disposal of discontinued operations	(f)	–	–		(393)		80
Cumulative effect of changes in accounting principles	(h)	(12,035)	(6,372)		–		–

Net loss (US GAAP)		(26,031)	(13,782)		(8,127)		(9,055)

Basic and diluted loss per share (US GAAP):	(k)
– Loss from continuing operations		(21.14)¢	(11.19	)p	(11.36	)p	(13.40	)p
– Loss/(income) from operations and disposal of discontinued operations		–	–		(0.57	)p	0.11	p
– Cumulative effect of changes in accounting principles		(18.18)¢	(9.63	)p	–		–

– Net loss		(39.32)¢	(20.82	)p	(11.93	)p	(13.29	)p

Pro-forma amounts as if the new accounting policy related to post employment benefits was applied retroactively

The following table presents net loss including related per share amounts on a pro forma basis as if the voluntary change in accounting principle related to the accounting for post employment benefits was applied retroactively. The change in accounting principle resulting from the adoption of EITF Topic D-108 has not been adjusted in the following table as this was not a voluntary change in accounting principle. Further details on the changes in accounting principles can be found in section (h) of this note.

	2005		2005		2004		2003
	$m		£m		£m		£m

Pro forma net loss	(26,400)		(13,977)		(8,081)		(9,163)
Pro forma net loss basic and diluted loss per share	(39.88	)¢	(21.11	)p	(11.87	)p	(13.44	)p

124	| Financials

Back to Contents

Back to Consolidated Financial Statements Contents

Comprehensive (loss)/income for the years ended 31 March

		2005	2005	2004	2003
	Ref.	$m	£m	£m	£m

Total recognised losses relating to the year (UK GAAP)		(11,471)	(6,073)	(14,307)	(780)
Items (increasing)/decreasing total recognised losses:
Net difference between loss for the financial year (UK GAAP) and
net loss (US GAAP)		(11,789)	(6,242)	888	764
Additional minimum pension liability, net of tax	(j)	87	46	144	(191)
Available for sale securities, net of tax	(j)	166	88	378	(137)
Derivative financial instruments, net of tax	(j)	2	1	(1)	1
Currency translation, net of tax		171	91	(353)	913

Comprehensive (loss)/income (US GAAP)	(l)	(22,834)	(12,089)	(13,251)	570

Shareholders’ equity at 31 March

		2005	2005	2004
	Ref.	$m	£m	£m

Equity shareholders’ funds (UK GAAP)		187,590	99,317	111,924
Items increasing/(decreasing) equity shareholders’ funds:
Investments accounted for under the equity method	(a)	9,525	5,043	15,669
Connection revenue and costs	(b)	(26)	(14)	(55)
Goodwill and other intangible assets	(c)	76,918	40,723	45,320
Capitalised interest	(d)	2,888	1,529	1,615
Licence fee amortisation	(e)	(1,043)	(552)	(109)
Exceptional items	(f)	595	315	–
Income taxes	(g)	(76,563)	(40,535)	(50,177)
Proposed dividends	(i)	2,635	1,395	728
Other	(j)	45	24	114

Shareholders’ equity (US GAAP)		202,564	107,245	125,029

Cash flows for the years ended 31 March

The consolidated statements of cash flows prepared under UK GAAP differ in certain presentational respects from the format required under US GAAP. These differences are reconciled below. Under US GAAP, cash equivalents are defined as short term, highly liquid investments which are readily convertible into known amounts of cash and were within three months of maturity when acquired. At 31 March 2005, cash and cash equivalents under US GAAP included cash equivalents of £816 million (2004: £4,381 million; 2003: £291 million), which are classified as investments under UK GAAP.

Condensed consolidated cash flow information

The movement and composition of cash and cash equivalents is presented in US GAAP format in the following table.

	2005	2005	2004	2003
	$m	£m	£m	£m

Cash and cash equivalents were provided by/(used in):
Operating activities	20,221	10,706	11,091	9,708
Investing activities	(9,000)	(4,765)	(3,778)	(9,497)
Financing activities	(15,291)	(8,096)	(1,915)	(1,202)

	(4,070)	(2,155)	5,398	(991)
Exchange movement	59	31	(374)	(112)
Cash and cash equivalents at the beginning of year	10,936	5,790	766	1,869

Cash and cash equivalents at the end of year	6,925	3,666	5,790	766

Financials |	125

Back to Contents

Back to Consolidated Financial Statements Contents

Notes to the Consolidated Financial Statements continued

36.US GAAP information continued

A reconciliation of the consolidated statements of cash flows presented in accordance with UK GAAP format to a US GAAP format is set out below.

	2005	2005	2004	2003
	$m	£m	£m	£m

Operating activities:
Net cash inflow from operating activities (UK GAAP)	24,012	12,713	12,317	11,142
Taxation	(3,052)	(1,616)	(1,182)	(883)
Net cash outflow for returns on investments and servicing of finance	(739)	(391)	(44)	(551)

Net cash provided by operating activities (US GAAP)	20,221	10,706	11,091	9,708

Investing activities:
Net cash outflow from capital expenditure, financial investments and acquisitions and
disposals (UK GAAP)	(12,815)	(6,785)	(5,579)	(10,239)
Dividends received from joint ventures and associated undertakings	3,815	2,020	1,801	742

Net cash used in investing activities (US GAAP)	(9,000)	(4,765)	(3,778)	(9,497)

Financing activities:
Net cash outflow from financing activities (UK GAAP)	(11,537)	(6,108)	(700)	(150)
Increase in bank overdrafts	6	3	43	–
Equity dividends paid	(3,760)	(1,991)	(1,258)	(1,052)

Net cash used in financing activities (US GAAP)	(15,291)	(8,096)	(1,915)	(1,202)

Summary of differences between UK GAAP and US GAAP

The Consolidated Financial Statements are prepared in accordance with UK GAAP, which differ in certain material respects from US GAAP. The differences that are material to the Group relate to the following:

Change in presentation

In previous years, the deferred tax liabilities and deferred tax income allocable to partnership entities (as determined for US income tax purposes) resulting from adjustments to US GAAP were included in the line item “Investments accounted for under the equity method”. The Group now shows these deferred tax liabilities and deferred tax income within the line item “Income taxes”. Amounts within the reconciliations of net loss for the years ended 31 March 2004 and 2003 and shareholders’ equity as at 31 March 2004 have been reclassified to provide comparability with the presentation as at 31 March 2005 and for the year then ended. This reclassification does not have an effect on net loss or shareholders’ equity under US GAAP.

(a) Investments accounted for under the equity method

This line item includes the US GAAP adjustments affecting net loss and shareholders’ equity discussed in (b) through (g) and (j) below related to investments accounted for under the equity method. Additional classification and presentational items not affecting net loss or shareholders’ equity are discussed below.

Under UK GAAP, amounts for exceptional non-operating items, interest, taxation and minority interest for joint ventures and associated undertakings are aggregated within the respective total Group amounts shown on the face of the consolidated profit and loss account. Under US GAAP, all of these items are included in the Group’s share in the net income or loss of these entities and is shown as a single line in the profit and loss account.

126	| Financials

Back to Contents

Back to Consolidated Financial Statements Contents

Condensed financial information for Vodafone Italy

The basis of consolidation under UK GAAP differs from that under US GAAP. Under UK GAAP, the results and net assets of Vodafone Italy are consolidated in the Group’s financial statements. Under US GAAP, as a result of significant participating rights held by minority shareholders, the Group’s interest in Vodafone Italy has been accounted for under the equity method of accounting.

The following tables present, on a condensed basis, the financial information of Vodafone Italy as it is included in the Consolidated Profit and Loss Account and Consolidated Balance Sheet prepared under UK GAAP.

	2005	2004	2003
	£m	£m	£m

Turnover	5,521	5,276	4,371
Cost of sales	(2,578)	(2,132)	(2,201)

Gross margin	2,943	3,144	2,170
Selling and distribution costs	(213)	(211)	(182)
Administrative expenses	(4,252)	(4,276)	(3,943)

Goodwill amortisation	(3,779)	(3,837)	(3,543)
Other administrative expenses	(473)	(439)	(400)

Operating loss	(1,522)	(1,343)	(1,955)
Other income/ (expense)	1	4	(12)

Loss on ordinary activities before taxation	(1,521)	(1,339)	(1,967)
Tax on loss on ordinary activities	(660)	(583)	(478)
Equity minority interest	(384)	(459)	(264)

Loss for the financial year	(2,565)	(2,381)	(2,709)

	2005	2004
	£m	£m

Goodwill	16,162	19,443
Other intangible assets	1,690	1,666
Tangible assets	2,006	1,934

Fixed assets	19,858	23,043

Debtors	1,349	1,220
Other current assets	73	82

Current assets	1,422	1,302

Total assets	21,280	24,345
Creditors: amounts falling due within one year	(1,630)	(1,587)
Non-current creditors and provisions	(560)	(518)

	19,090	22,240

Total equity shareholders’ funds	17,280	20,855

Equity minority interests	1,810	1,385

	19,090	22,240

Financials |	127

Back to Contents

Back to Consolidated Financial Statements Contents

Notes to the Consolidated Financial Statements continued

36.US GAAP information continued

The following tables reconcile Vodafone Italy’s turnover, loss for the financial year and equity shareholders’ funds from UK GAAP to their related amounts in US GAAP as used in determining the net loss and shareholder’s equity in the Consolidated Financial Statements.

	2005	2004	2003
	£m	£m	£m

Turnover (UK GAAP)	5,521	5,276	4,371
Item increasing/(decreasing) revenue:
Connection revenue	109	4	(179)

Turnover (US GAAP)	5,630	5,280	4,192

Loss for the financial year (UK GAAP)	(2,565)	(2,381)	(2,709)
Items (increasing)/decreasing net loss:
Goodwill and other intangible assets	(2,885)	(2,942)	(2,702)
Income taxes	2,440	3,234	2,245
Other	(2)	(24)	(8)

Net loss (US GAAP)	(3,012)	(2,113)	(3,174)

	2005	2004
	£m	£m

Equity shareholders’ funds (UK GAAP)	17,280	20,855
Items increasing/(decreasing) equity shareholders’ funds:
Goodwill and other intangible assets	14,049	16,526
Income taxes	(10,736)	(12,812)
Other	(54)	(31)

Shareholders’ equity (US GAAP)	20,539	24,538

Vodafone Italy had the following effects on consolidated cash flows from operating, investing and financing activities presented in a US GAAP format:

	2005	2004	2003
	£m	£m	£m

Cash and cash equivalents were provided by/(used in):
Operating activities	2,272	2,588	1,846
Investing activities	(769)	(585)	(724)
Financing activities	–	–	–

	1,503	2,003	1,122

Equity in losses of investments accounted for under the equity method

	2005	2004	2003
	£m	£m	£m

Share of operating profit/(loss) in associated undertakings (UK GAAP)	1,193	546	(156)
Reclassification of exceptional non-operating items, interest, taxation and minority interests	(789)	(565)	(614)
Share of Vodafone Italy’s loss for the financial year under UK GAAP	(2,565)	(2,381)	(2,709)
US GAAP differences resulting in an effect on net income/(loss)(1)	(18)	1,306	656

Equity in losses of investments accounted for under the equity method (US GAAP)	(2,179)	(1,094)	(2,823)

Note:
(1)	These differences represent the differences described in (b) through (g) and (j) below as they relate to investments accounted for under the equity method.

Carrying value of investments accounted for under the equity method

	2005	2004
	£m	£m

Investments in associated undertakings (UK GAAP)	19,398	21,226
Carrying value of Vodafone Italy under UK GAAP	22,151	24,028
US GAAP differences affecting the carrying value of the investments(1)	5,043	15,669

Investments accounted for under the equity method (US GAAP)	46,592	60,923

Note:
(1)	These differences represent the differences described in (b) through (g) and (j) below as they relate to investments accounted for under the equity method.

128	| Financials

Back to Contents

Back to Consolidated Financial Statements Contents

Summary aggregated financial information of 50% or less owned entities accounted for under the equity method

Summary aggregated financial information of 50% or less owned entities accounted for under the equity method, extracted on a 100% basis from accounts prepared under UK GAAP as of 31 March and for the years then ended, is set out below.

	2005	2004	2003
	£m	£m	£m

Assets:
Current assets	6,774	6,048	7,033
Non-current assets	21,371	19,619	21,004

	28,145	25,667	28,037

Liabilities and equity shareholders’ funds:
Current liabilities	12,960	11,818	12,978
Long-term liabilities	5,980	5,076	5,310
Minority interests	952	974	963
Total equity shareholders’ funds	8,253	7,799	8,786

	28,145	25,667	28,037

Turnover	29,243	23,418	23,148

Operating profit	7,965	6,759	5,710

Summary financial information for Verizon Wireless as of 31 March and for the years then ended is set out below. The financial information is extracted on a 100% basis from accounts prepared under UK GAAP.

	Verizon Wireless

	2005	2004	2003
	£m	£m	£m

Assets:
Current assets	2,714	2,142	2,257
Non-current assets	14,500	13,033	13,645

	17,214	15,175	15,902

Liabilities and equity shareholders’ funds:
Current liabilities	7,030	6,610	7,809
Long-term liabilities	4,814	3,910	3,605
Minority interests	854	855	962
Total equity shareholders’ funds	4,516	3,800	3,526

	17,214	15,175	15,902

Turnover	15,634	13,886	12,902

Operating profit	3,598	3,035	2,795

(b) Connection revenue and costs

The Group’s UK GAAP accounting policy on revenue recognition was amended during the year ended 31 March 2004 in relation to the deferral of certain equipment, connection, upgrade and tariff migration fees following the issuance of Application Note G to FRS 5 “Reporting the Substance of Transactions”. Following the prospective adoption of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” on 1 October 2003 under US GAAP the Group’s UK and US GAAP accounting policies have been substantially aligned.

For transactions prior to 1 October 2003, connection revenue under US GAAP are recognised over the period that a customer is expected to remain connected to a network. Connection costs directly attributable to the income deferred are recognised over the same period. Where connection costs exceed connection revenue, the excess costs were charged in the profit and loss account immediately upon connection. The balances of deferred revenue and deferred charges as of 30 September 2003 will continue to be recognised over the period that a customer is expected to remain connected to a network.

Financials |	129

Back to Contents

Back to Consolidated Financial Statements Contents

Notes to the Consolidated Financial Statements continued

36.US GAAP information continued
(c) Goodwill and other intangible assets

Under UK GAAP, FRS 10, “Goodwill and Intangible Assets”, requires goodwill to be capitalised and amortised over its estimated useful economic life. Prior to the prospective adoption of FRS 10 on 1 April 1999 the Group offset acquired goodwill against shareholders’ equity in the year of acquisition. Under UK GAAP, licences and customer bases are not recognised separately from goodwill because they do not meet the recognition criteria.

Under US GAAP goodwill and intangible assets with indefinite lives are capitalised and not amortised, but tested for impairment, at least annually, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”. Intangible assets with finite lives are capitalised and amortised over their useful economic lives. The Group has assigned amounts to licences and customer bases as they meet the criteria for recognition apart from goodwill. In determining the value of licences purchased in business combinations prior to adoption of EITF Topic D-108, “Use of the Residual Method to Value Acquired Assets Other Than Goodwill”, on 29 September 2004, the Group allocated the surplus of the purchase price, over the fair value attributed to the share of net assets acquired, to licences. This was on the basis the nature of the licences and the related goodwill acquired in business combinations was fundamentally indistinguishable. As a result of the adoption of EITF Topic D-108 as detailed in (h) below, for business combinations subsequent to 28 September 2004, the Group assigns amounts to licences based on a direct valuation of the licence. Any residual purchase price is then assigned to goodwill. When testing the recoverability of licences with indefinite lives, the Group adopted a direct valuation methodology on 1 January 2005. Previously, the Group had used a residual method similar to that used in the initial allocation of amounts to licences in business combinations prior to 29 September 2004.

As discussed in (g) below, deferred tax liabilities are recognized on the difference between the US GAAP carrying value of the intangible assets recognised in business combinations and their respective tax basis. Although this does not affect net assets on the date of acquisition, this results in a significantly larger residual amount being allocated to intangible assets with an offsetting entry to deferred tax liabilities.

Under UK GAAP and US GAAP, the purchase price of a transaction accounted for as an acquisition is based on the fair value of the consideration. In the case of share consideration, under UK GAAP the fair value of such consideration is based on the share price at completion of the acquisition or the date when the transaction becomes unconditional. Under US GAAP, the fair value of the share consideration is based on the average share price over a reasonable period of time before and after the proposed acquisition is agreed to and announced. This has resulted in a difference in the fair value of the consideration for certain acquisitions and consequently in the amount of goodwill capitalised under UK GAAP and US GAAP.

Under UK GAAP, costs incurred in reorganising acquired businesses are charged to the profit and loss account as post-acquisition expenses. Under US GAAP, certain of such costs are considered in the allocation of purchase consideration.

Acquisitions

As described further in note 25, the Group has undertaken a number of transactions in the year ended 31 March 2005, including stake increases in Vodafone Japan and Vodafone Hungary. Under US GAAP, these transactions have resulted in the Group assigning £2,938 million to intangible assets, including £2,260 million to cellular licences, £655 million to customer bases and £23 million to goodwill. A corresponding deferred tax liability of £1,182 million was recognised. All intangible assets acquired other than goodwill are deemed to be of finite life, with a weighted average amortisation period of 17 years, comprising licences of 21 years and customer bases of 5 years.

Goodwill

	Mobile: OEMEA		Mobile: UK		Non-mobile: Germany

	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m

1 April	–	–	467	117	41	–
Additions	23	–	–	352	–	43
Exchange movements	–	–	–	(2)	2	(2)

31 March	23	–	467	467	43	41

Finite-lived intangible assets

	2005		2004

	Licences	Customer bases	Licences	Customer bases
	£m	£m	£m	£m

Gross carrying value	170,039	7,449	164,226	7,417
Accumulated amortisation	(64,468)	(6,067)	(48,026)	(4,939)

	105,571	1,382	116,200	2,478

130	| Financials

Back to Contents

Back to Consolidated Financial Statements Contents

Further analysis as to how amounts presented within the US GAAP reconciliation for goodwill and other intangibles, net of amortisation, have been determined is provided below.

	2005	2004
	£m	£m

Deferred tax	38,108	42,188
Use of a different measurement date for the purposes of determining purchase consideration	2,241	2,630
Other	374	502

	40,723	45,320

The total amortisation charge for the year ended 31 March 2005, under US GAAP, was £16,530 million (2004: £15,893 million; 2003: £13,873 million). The estimated future amortisation charge on finite-lived intangible assets for each of the next five years is set out in the following table. The estimate is based on finite-lived intangible assets recognised at 31 March 2005 using foreign exchange rates on that date. It is likely that future amortisation charges will vary from the figures below, as the estimate does not include the impact of any future investments, disposals, capital expenditures or fluctuations in foreign exchange rates.

Year ending 31 March	£m

2006	15,991
2007	15,703
2008	15,543
2009	15,422
2010	12,402

(d) Capitalised interest

Under UK GAAP, the Group’s policy is not to capitalise interest costs on borrowings in respect of the acquisition of tangible and intangible fixed assets. Under US GAAP, the interest costs of financing the construction of network assets and other fixed assets is capitalised during the period of construction until the date that the asset is placed in service. Interest costs of financing the acquisition of licences are also capitalised until the date that the related network service is launched. Capitalised interest costs are amortised over the estimated useful lives of the related assets. During the year ended 31 March 2005, £31 million (2004: £429 million; 2003: £408 million) of interest has been capitalised.

(e) Licence fee amortisation

Under UK GAAP, the Group has adopted a policy of amortising licence fees in proportion to the capacity of the network during the start up period and then on a straight line basis. Under US GAAP, licence fees are amortised on a straight line basis from the date that operations commence over their estimated useful economic lives.

(f) Exceptional items

In the year ended 31 March 2005, the Group recorded an impairment charge under UK GAAP of £315 million in relation to the fixed assets of Vodafone Sweden. Under US GAAP, the Group evaluated the recoverability of these assets in accordance with the requirements of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, and determined that the carrying amount of these assets was recoverable. As a result, the UK GAAP impairment charge of £315 million was not recognised under US GAAP. The reversal of this impairment was partially offset by the incremental loss on the disposal of 16.9% of Vodafone Egypt under US GAAP which arose primarily due to the reclassification of currency losses from other comprehensive income to net loss.

The results of operations of Japan Telecom, which was deconsolidated from 1 October 2003, are reported as discontinued operations under US GAAP and are included in the segment “Other operations – Asia Pacific”. The pre-tax loss, including the loss on sale, was £515 million for the year ended 31 March 2004 (2003: income of £133 million). An incremental loss on disposal of £476 million (£351 million net of minority interests) was recognised under US GAAP resulting in a total loss on sale of £555 million (£399 million net of minority interests).

In the year ended 31 March 2003, the Group recorded an impairment charge under UK GAAP of £405 million in relation to the fixed assets of Japan Telecom. Under US GAAP, the Group evaluated the recoverability of these fixed assets in accordance with the requirements of SFAS No. 144 and determined that the carrying amount of these assets was recoverable. As a result, the UK GAAP impairment charge of £405 million (£270 million net of minority interests) was not recognised under US GAAP during the year ended 31 March 2003.

In addition, the exceptional non-operating items recorded under UK GAAP, disclosed in note 6, are reclassified as operating items under US GAAP.

(g) Income taxes

Under UK GAAP, deferred tax is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Under US GAAP, deferred tax assets and liabilities are provided in full on all temporary differences and a valuation adjustment is established in respect of those deferred tax assets where it is more likely than not that some portion will not be realised. The most significant component of the income tax adjustment is due to the temporary difference between the assigned values and tax values of intangible assets acquired in a business combination, which results in the recognition of deferred tax liabilities under US GAAP. Under UK GAAP, no such deferred tax liabilities are recognised.

Financials |	131

Back to Contents

Back to Consolidated Financial Statements Contents

Notes to the Consolidated Financial Statements continued

36.US GAAP information continued

Under UK GAAP, deferred tax assets are recognised for future deductions and utilisations of tax carry-forwards to the extent that it is more likely than not that suitable taxable profit is expected to be available. While the effects on the net deferred assets are the same, under US GAAP, the deferred tax assets are recognised at their full amounts and reduced by a valuation allowance to the extent it is more likely than not that suitable taxable profits will not be available. The valuation allowance established against deferred tax assets at 31 March 2005 was £10,413 million (2004: £11,150 million), the movement in the year being £737 million (2004: £296 million). The valuation allowance is mainly in respect of tax losses amounting to £10,413 million (2004: £11,018 million) not recognised.

In respect of Verizon Wireless, the line “Investments accounted for under the equity method” includes the Group’s share of pre-tax partnership income and the Group’s share of the post-tax income attributable to corporate entities (as determined for US corporate income tax purposes) held by the partnership. The tax attributable to the Group’s share of allocable partnership income is included as part of “Income taxes” in the reconciliations of net loss and shareholders’ equity. This treatment reflects the fact that tax on allocable partnership income is, for US corporate income tax purposes, a liability of the partners and not the partnership.

The Group has not provided certain deferred tax liabilities related to the outside basis differences of its foreign subsidiaries and foreign joint ventures under Accounting Principles Board Opinion (“APB”) No. 23, “Accounting for Income Taxes – Special Areas”, because it is the Group’s policy to permanently reinvest such earnings giving rise to such basis differences and such differences are permanent in duration. Quantifying the amount of undistributed earnings and deferred tax liabilities associated with those earnings is not practicable.

FASB Staff Position (“FSP”) No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004”, provides guidance under FASB Statement No. 109, “Accounting for Income Taxes,” with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the “JOBS Act”) on a company’s income tax expense and deferred tax liability balances. The JOBS Act was enacted on 22 October 2004. FSP No. 109-2 states that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the JOBS Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying FAS Statement No. 109. Vodafone has determined that the benefits obtained from these provisions are immaterial to the financial statements at 31 March 2005.

(h) Cumulative effect of changes in accounting principles

EITF Topic D-108

On 29 September 2004, the SEC Staff announced new guidance on the interpretation of SFAS No. 142 in relation to the valuation of intangibles assets in business combinations and impairment testing. This guidance has been codified as EITF Topic D-108. Historically, the Group assigned to mobile licences the residual purchase price in business combinations in excess of the fair values of all assets and liabilities acquired other than mobile licences and goodwill. This approach was on the basis that mobile licences were indistinguishable from goodwill. The new SEC guidance requires the Group to distinguish between mobile licences and goodwill. However, the new guidance does not permit the amount historically reported as mobile licences to be subsequently reallocated between mobile licences and goodwill.

The new guidance will affect the allocation of the purchase price in future business combinations involving entities with mobile licences. The Group has applied the guidance relating to the allocation of purchase price to all business combinations consummated subsequent to 29 September 2004. This has resulted in values being assigned to licences using direct valuation method with any remaining residual purchase price allocated to goodwill.

In impairment testing of mobile licences held by Verizon Wireless under SFAS No. 142, the Group has used a similar residual approach to determine the fair value of the licences when testing the asset for recoverability. In their announcement, the SEC Staff stated that the residual method of accounting for intangible assets should no longer be used and that companies should perform an impairment test using a direct method on all assets which were previously tested using a residual method. The Group’s licences in other business are not tested for recoverability using a residual method and are, therefore, not affected by the new guidance.

The Group completed its transitional impairment test of Verizon Wireless’ mobile licences as of 1 January 2005. This resulted in a pre-tax charge of £11,416 million. This impairment is included, net of the related tax of £5,239 million, in the cumulative effect of change in accounting principle in the reconciliation of net loss. The tax effect comprises the release of £1,220 million representing the Group’s share of Verizon Wireless’ deferred tax liabilities and £4,019 million deferred tax liabilities representing taxes recognised by the Group on its investment in Verizon Wireless. Fair value was determined as the present value of estimated future net cash flows allocable to the mobile licences. Verizon Wireless is in the segment “Mobile telecommunications – Americas”.

Accounting for post employment benefits

During the second half of the year ended 31 March 2005, the Group amended its policy for accounting for actuarial gains and losses arising from its pension obligations effective 1 April 2004. Until 31 March 2004, the Group used a corridor approach under SFAS No. 87, “Employers’ Accounting for Pensions” in which actuarial gains and losses were deferred and amortised over the expected remaining service period of the employees. The Group now recognises these gains and losses through the profit and loss in the period in which they arise as the new policy more faithfully represents the Group’s financial position and will more fully align the Group’s US GAAP policy to its IFRS policy of immediate recognition of these items.

The pro forma amounts in the reconciliation of net loss have been adjusted for the effect of retroactive application of the immediate recognition of actuarial gains and losses less related tax effects. Other adjustments, such as to employee/director compensation or interest expense, are not included as these would not have been affected had the new policy been applied in previous years.

The cumulative effect on periods prior to adoption of £288 million has been shown, net of tax of £93 million, as a cumulative effect of a change in accounting principle in the reconciliation of net loss for the year ended 31 March 2005. The effect of the change in the year ended 31 March 2005 was to increase loss from continuing operations by £55 million (or 0.08 pence per share). The effect of the change on the six months ended 30 September 2004 was to increase loss from continuing operations by £31 million (or 0.05 pence per share).

132	| Financials

Back to Contents

Back to Consolidated Financial Statements Contents

(i) Proposed dividends

Under UK GAAP, final dividends are included in the financial statements when recommended by the Board to the shareholders in respect of the results for a financial year. Under US GAAP, dividends are included in the financial statements when declared by the Board.

(j) Other

Marketable securities

Under US GAAP, the Group classifies its marketable equity securities with readily determinable fair values as available for sale and are stated at fair value with the unrealised loss or gain, net of deferred taxes, reported in comprehensive income. Under UK GAAP, such investments are generally carried at cost and reviewed for other than temporary impairment.

The Group’s fixed asset investments, comprising mainly of equity securities, are classified as available for sale. The table below sets out the information of the cost, fair value and unrealised gains and losses.

	UK GAAP net book	Unrealised gains	Unrealised losses	Fair value
	value(1)
	£m	£m	£m	£m

31 March 2005	852	330	–	1,182

31 March 2004	1,049	241	–	1,290

Note:
(1) Determined using the weighted average cost basis.

Minority interests

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

Derivative instruments

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

The net effect recognised in earnings representing hedge ineffectiveness for fair value hedges and cash flow hedges is not material.

Post employment benefits

Under both UK GAAP and US GAAP, pension costs provide for future pension liabilities. There are differences, however, in the prescribed methods of valuation, which give rise to GAAP adjustments to the pension cost and the pension prepayment/liability. As at 31 March 2005, the Group operated a number of pension plans for the benefit of its employees throughout the world, which vary with conditions and practices in the countries concerned. A description of the Group’s major pension plans is provided in note 32.

The investment policy and strategy of the UK main scheme in the UK is set by the Trustees and reflects the liabilities of the plan. The investment policy and strategy of the German plans are set by the Investment Sub-Committee of the Contractual Trust Agreement and similarly reflects the liabilities of the plans, which are more heavily weighted towards pensioners than the UK plan.

The basis used to determine the overall long term return on plan assets is to apply the expected rate of return on bonds based on market interest rates at the relevant date to that proportion of the assets invested in bonds. The bond rate of return is then increased by an allowance for the expected equity risk premium in each market, based on past experience and future expectations of return and this rate is applied to the relevant proportion invested in equities. The measurement date for the Group’s pension assets and obligations is 31 March. The measurement date for the Group’s net periodic pension cost is 1 April. From 1 April 2004, actuarial gains and losses are recognised in the period in which they arise.

Analyses of the net pension cost, plan assets, obligations and funded status for the major defined benefit plans in the UK, Germany and Japan, prepared under US GAAP, are provided in the following table.

Financials |	133

Back to Contents

Back to Consolidated Financial Statements Contents

Notes to the Consolidated Financial Statements continued

36.US GAAP information continued
	UK			Germany			Japan

	2005	2004	2003	2005	2004	2003	2005	2004	2003
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Service cost	37	25	23	6	3	3	5	10	12
Interest costs	26	19	16	9	7	7	1	1	2
Expected return on assets	(31)	(21)	(23)	(8)	(4)	(1)	–	–	–
Actuarial gains and losses	72	16	9	25	2	3	–	1	1

Net periodic pension cost	104	39	25	32	8	12	6	12	15

Termination benefits and
curtailment costs	–	–	–	–	–	–	(1)	(16)	24

Accumulated benefit obligation	545	390	279	208	153	141	24	25	106

Change in projected benefit obligation:
Benefit obligation at 1 April	457	327	258	158	145	119	35	127	115
Service cost	37	25	23	6	3	3	5	10	12
Interest cost	26	19	16	9	7	7	1	1	2
Members’ contributions	11	10	9	–	–	–	–	–	–
Amendments	–	–	–	–	–	(3)	–	–	5
Actuarial loss/(gain)	95	82	28	44	19	13	–	(3)	4
Curtailment	–	–	–	–	(2)	–	(1)	–	2
Settlement	–	–	–	–	–	–	–	(76)	13
Special termination benefit	–	–	–	–	–	–	–	–	9
Benefits paid (estimated)	(7)	(6)	(7)	(9)	(9)	(9)	(9)	(22)	(36)
Exchange movement	–	–	–	5	(5)	15	(1)	(2)	1

Benefit obligation at 31 March	619	457	327	213	158	145	30	35	127

Change in plans’ assets:
Fair value of assets at 1 April	433	264	229	136	86	1	2	1	1
Actual return/(loss) on plans’ assets	54	77	(73)	27	7	–	–	1	–
Employer’s contributions	136	88	106	14	57	88	9	22	36
Members’ contributions	12	10	9	–	–	–	–	–	–
Benefits paid (estimated)	(7)	(6)	(7)	–	(9)	(9)	(9)	(22)	(36)
Exchange movement	–	–	–	4	(5)	6	–	–	–

Fair value of assets at 31 March	628	433	264	181	136	86	2	2	1

Funded status	9	(24)	(63)	(32)	(22)	(59)	(28)	(33)	(126)
Unrecognised net loss(1)	–	203	195	–	57	46	–	3	24
Prior period service cost	–	1	1	–	–	–	–	5	5

Net amount recognised	9	180	133	(32)	35	(13)	(28)	(25)	(97)

Amounts recognised in the statement of financial position:
Prepaid/(accrued) benefit cost	9	180	(15)	(32)	(11)	(55)	(28)	(25)	(105)
Intangible asset	–	–	1	–	–	–	–	–	5
Other comprehensive income	–	–	147	–	46	42	–	–	3

Net amount recognised	9	180	133	(32)	35	(13)	(28)	(25)	(97)

Expected contributions in year ended
31 March 2006	36			–			–
Expected payments in year ended
31 March:
2006	7			11			–
2007	7			11			–
2008	7			12			–
2009	8			12			–
2010	8			13			–
2011-2016	43			71			3
Weighted-average actuarial assumptions used to determine benefit obligations:
Discount rate	5.4%	5.5%	5.9%	4.5%	5.3%	5.3%	2.3%	2.3%	1.5%
Rate of compensation increase	4.8%	4.5%	4.0%	2.9%	3.0%	2.0%	–	–	–
Weighted-average actuarial assumptions used to determine net periodic benefit cost:
Discount rate	5.5%	5.9%	6.5%	5.3%	5.3%	6.0%	2.3%	1.5%	2.5%
Rate of compensation increase	4.5%	4.0%	4.0%	3.0%	2.0%	2.5%	–	–	–
Expected long-term return on plan assets	6.9%	7.5%	8.0%	5.3%	5.3%	6.0%	2.8%	3.0%	4.4%

134	| Financials

Back to Contents

Back to Consolidated Financial Statements Contents

Stock based compensation

The Company currently uses a number of share plans to grant options and share awards to its directors and employees described in note 22. Under UK GAAP, options granted over the Company’s ordinary shares are accounted for using the intrinsic value method, with the difference between the fair value of shares and the exercise price charged to the profit and loss over the period until the shares first vest. Grants under the Group’s Sharesave Scheme are exempt from this accounting methodology.

Under US GAAP, the Group accounts for option plans in accordance with the requirements of APB No. 25, “Accounting for Stock Issued to Employees” and applies the disclosure provisions of SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”. Under APB No. 25, such plans are accounted for as variable plans and the cost is calculated by reference to the market price of the shares at the measurement date, which is usually the date the shares vest, and amortised over the period until the shares vest. Where the measurement date has not yet been reached, the cost is calculated by reference to the market price of the relevant shares at the end of each accounting period.

Movements in ordinary share options and ADS options outstanding during the years ended 31 March 2005, 2004 and 2003 are as follows:

	Number of ADS options			Number of ordinary share options

	2005	2004	2003	2005	2004	2003
	(millions)	(millions)	(millions)	(millions)	(millions)	(millions)

At 1 April	17.7	21.0	43.8	1,184.0	1,110.9	488.3
Granted	0.2	2.2	6.5	60.1	192.0	700.9
Exercised	(5.3)	(4.6)	(2.7)	(60.0)	(36.6)	(9.7)
Forfeited	(1.4)	(0.9)	(26.6)	(61.5)	(82.3)	(68.6)

At 31 March	11.2	17.7	21.0	1,122.6	1,184.0	1,110.9

Exercisable at 31 March	7.6	9.2	11.7	353.1	107.0	90.7

Weighted average exercise price:
Granted during year	$20.19	$20.34	$13.71	£1.17	£1.19	£0.99
Exercised during year	$16.75	$15.03	$10.00	£0.94	£1.00	£0.82
Forfeited during year	$38.05	$34.17	$33.61	£1.43	£1.34	£1.46
Outstanding at 31 March	$38.76	$22.97	$22.32	£1.22	£1.16	£1.23
Exercisable at 31 March	$27.74	$28.29	$25.20	£1.65	£2.13	£1.45

The weighted average fair value of ADS options and ordinary share options and the weighted average assumptions used to determine fair value are set out in the following table:

	ADS options			Ordinary share options

	2005	2004	2003	2005	2004	2003

Weighted average fair value	$6.34	$5.92	$4.49	£0.33	£0.37	£0.28
Weighted average assumptions:
Volatility	26.10%	39.19%	34.83%	25.25%	37.93%	34.82%
Expected dividend yield	1.91%	0.82%	0.62%	1.92%	0.81%	0.63%
Risk-free interest rate	5.10%	3.82%	5.02%	5.16%	3.75%	4.97%
Expected option lives (years)	6.3	3.5	3.5	5.47	3.4	3.5

During the year ended 31 March 2005, the Group granted 99.1 million restricted shares with a weighted average fair value at grant of £1.11.

Had compensation cost been determined based upon the fair value of the share options and ADS options at grant date, the Group’s net loss and loss per share would have been restated to the pro forma amounts indicated below (in millions, except per share amounts):

	2005		2004		2003
	£m		£m		£m

Net loss as reported under US GAAP	(13,782)		(8,127)		(9,055)
Share-based employee compensation expense, net of related tax effects, included in the
determination of net income as reported	198		129		48
Share-based employee compensation expense, under fair value based method for all awards,
net of related tax effects	(168)		(107)		(65)

Pro forma net loss	(13,752)		(8,105)		(9,072)

Loss per share
Basic and diluted – as reported under US GAAP	(20.82	)p	(11.93	)p	(13.29	)p
Basic and diluted – pro forma	(20.77	)p	(11.90	)p	(13.31	)p

Financials |	135

Back to Contents

Back to Consolidated Financial Statements Contents

Notes to the Consolidated Financial Statements continued

36.US GAAP information continued

(k) Loss per share

The share options and share plans described in note 22 were excluded from the calculation of diluted loss per share as the effect of their inclusion in the calculation would be antidilutive due to the Group recognising a loss in all periods presented.

(l)	Comprehensive (loss)/income

Total recognised losses under UK GAAP include net loss and currency translation adjustment. Under US GAAP, comprehensive (loss)/income is the change in equity during a period resulting from transactions other than with shareholders. Comprehensive (loss)/income is comprised of net loss, the minimum pension liability adjustment, changes in the fair value of available for sale securities and derivatives used in cash flow hedging relationships, and currency translation adjustment.

During the year ended 31 March 2005, £63 million of foreign currency losses were reclassified from other comprehensive income and included in the determination of net loss as a result of the partial disposal of Vodafone Egypt.

37.Changes in accounting standards
International Financial Reporting Standards

On 19 July 2002, the European Parliament adopted Regulation No. 1606/2002 requiring listed companies in the Member States of the European Union to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) from 2005. IFRS will apply for the first time in the Group’s Annual Report for the year ending 31 March 2006. Consequently, the Group’s interim results for the six month period ending 30 September 2005 will be presented under IFRS together with restated information for the six months ended 30 September 2004 and the year ended 31 March 2005.

US standards

SFAS No. 123 (Revised 2004), “Share-Based Payment”

In December 2004, the FASB issued a revised version of SFAS No. 123 (SFAS No. 123R), which among other changes, eliminates the option to account for share-based payment to employees using the intrinsic value method and requires share-based payment to be recorded using the fair value method. Under the fair value method, compensation cost for employees and directors is determined at the date awards are granted and recognised over the service period. The Group is currently analysing the effects of the new standard including the alternative methods of adoption.

Staff Accounting Bulletin 107

The SEC issued SAB 107 in March 2005. SAB 107 summarizes the views of the SEC staff regarding the interaction between SFAS No. 123R and certain Securities and Exchange Commission rules and regulations and provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. The Group is currently analysing the effects of this SAB and will adopt SAB 107 concurrently with SFAS No. 123.

136	| Financials

Back to Contents

Report of Independent Auditors

Independent Auditors’ Report to the Members of
Vodafone Group Plc

We have audited the consolidated financial statements of Vodafone Group Plc for the year ended 31 March 2005, which comprise the consolidated and Company balance sheets at 31 March 2005 and 2004, the consolidated profit and loss accounts, the consolidated cash flow statements, the consolidated statements of total recognised gains and losses and the movement in total equity shareholders’ funds for the three years ended 31 March 2005 and the related notes 1 to 37. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the Board’s Report to Shareholders on Directors’ Remuneration that is described as having been audited.

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

We review whether the corporate governance statement reflects the Company’s compliance with the nine provisions of the July 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the Directors’ Report and the other information contained in the Annual Report for the year ended 31 March 2005 as described in the contents section, including the unaudited part of the Board’s Report to Shareholders on Directors’ Remuneration and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of Audit Opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board and with the standards of the Public Company Accounting Oversight Board (United States). The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Board’s Report to Shareholders on Directors’ Remuneration described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Board’s Report to Shareholders on Directors’ Remuneration described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Board’s Report to Shareholders on Directors’ Remuneration described as having been audited.

Opinions

UK opinion

In our opinion:

•	the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 March 2005 and of the loss of the Group for the year then ended; and
•	the financial statements and that part of the Board’s Report to Shareholders on Directors’ Remuneration described as having been audited have been properly prepared in accordance with the Companies Act 1985.

US opinion

In our opinion:

•	the financial statements present fairly, in all material respects, the consolidated financial position of the Group at 31 March 2005 and 2004 and the consolidated results of its operations and cash flows for each of the three years in the period ended 31 March 2005 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 36 to the consolidated financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London, England

24 May 2005

Financials |	137

Back to Contents

Information on International Financial Reporting Standards

Introduction

On 19 July 2002, the European Parliament adopted Regulation No. 1606/2002 requiring listed companies in the Member States of the European Union to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) from 2005. IFRS will apply for the first time in the Group’s Annual Report for the year ending 31 March 2006. Consequently, the Group’s interim results for the six month period ending 30 September 2005 will be presented under IFRS together with restated information for the six months ended 30 September 2004 and the year ended 31 March 2005.

The Group provided an update of its adoption of IFRS on 20 January 2005 which included restated financial information for the six months ended 30 September 2004, and additional IFRS segmental information was released on 18 March 2005. The Group currently intends to publish restated IFRS financial information for the year ended 31 March 2005 in July 2005. These updates are available on the Company’s website, www.vodafone.com.

Basis of preparation of IFRS financial information

The Group’s IFRS financial information for the year ending 31 March 2006 will be prepared in accordance with the IFRS, International Accounting Standards (“IAS”) and interpretations issued by the IASB and its committees, and as interpreted by any regulatory bodies applicable to the Group, for those standards that are mandatory for EU listed companies adopting IFRS for the first time. In addition, the Group has elected to adopt early the amendment to IAS 19, “Employee Benefits”, issued on 16 December 2004 which allows actuarial gains and losses to be charged or credited to equity.

On 19 November 2004, the European Commission endorsed an amended version of IAS 39, “Financial Instruments: Recognition and Measurement” rather than the full version as previously published by the IASB. In accordance with guidance issued by the UK Accounting Standards Board, the full version of IAS 39, as issued by the IASB, will be adopted.

Following the SEC’s issuance on 12 April 2005 of its final rule, “First-Time Application of International Financial Reporting Standards”, the Group’s Annual Report for the year ending 31 March 2006 will provide one year of comparative financial information under IFRS and the opening balance sheet date for adoption of IFRS will be 1 April 2004.

IFRS 1 exemptions

IFRS 1, “First-time Adoption of International Financial Reporting Standards” sets out the procedures that the Group must follow when it adopts IFRS for the first time as the basis for preparing its consolidated financial statements. The Group is required to establish its IFRS accounting policies as at 31 March 2006 and, in general, apply these retrospectively to determine the IFRS opening balance sheet at its date of transition, 1 April 2004. This standard provides a number of optional exceptions to this general principle. The most significant of these are set out below, together with a description in each case of the exception to be adopted by the Group.

Business combinations that occurred before the opening IFRS balance sheet date (IFRS 3, “Business Combinations”).

The Group has elected not to apply IFRS 3 retrospectively to business combinations that took place before the date of transition. As a result, in the opening balance sheet, goodwill arising from past business combinations remains as stated under UK GAAP at 31 March 2004.

Employee Benefits – actuarial gains and losses (IAS 19, “Employee Benefits”)

The Group has elected to recognise all cumulative actuarial gains and losses in relation to employee benefit schemes at the date of transition.

Share-based Payments (IFRS 2, “Share-based Payment”)

The Group has elected to apply IFRS 2 to all relevant share-based payment transactions granted but not fully vested at 1 April 2004.

Financial Instruments (IAS 39, “Financial Instruments: Recognition and Measurement” and IAS 32, “Financial Instruments: Disclosure and Presentation”)

The Group has applied IAS 32 and IAS 39 for all periods presented and has therefore not taken advantage of the exemption in IFRS 1 that would enable the Group to only apply these standards from 1 April 2005.

Reconciliation of IFRS equity shareholders’ funds at opening balance sheet date

The following is a summary of the effects of the differences between IFRS and UK GAAP on the Group’s total equity shareholders’ funds at the opening balance sheet date. Further significant differences may arise from accounting standards and pronouncements that the IASB could issue in the future and which the Group may elect to early adopt in its first IFRS accounts.

At 1 April 2004 £m

Total equity shareholders’ funds (UK GAAP)	111,924
Proposed dividends	728
Financial instruments	385
Defined benefit pension schemes	(257)
Licence fee amortisation	(164)
Deferred and current taxes	(1,011)
Share based payments	12
Other	(66)

Total equity shareholders’ funds (IFRS)	111,551

138	| Shareholder information

Back to Contents

Principal differences between IFRS and UK GAAP

Measurement and Recognition

The Group has identified the principal differences between IFRS and the Group’s UK GAAP accounting policies, which are summarised below.

Proposed dividends

IAS 10, “Events after the Balance Sheet Date” requires that dividends declared after the balance sheet date should not be recognised as a liability at that balance sheet date as the liability does not represent a present obligation as defined by IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”.

The final dividend declared in May 2004 in relation to the financial year ended 31 March 2004 of £728 million has been reversed in the opening balance sheet.

Financial Instruments

IAS 32, “Financial Instruments: Disclosure and Presentation” and IAS 39, “Financial Instruments: Recognition and Measurement” address the accounting for, and reporting of, financial instruments. IAS 39 sets out detailed accounting requirements in relation to financial assets and liabilities.

All derivative financial instruments are accounted for at fair market value whilst other financial instruments are accounted for either at amortised cost or at fair value depending on their classification. Subject to stringent criteria, financial assets and financial liabilities may be designated as forming hedge relationships as a result of which fair value changes are offset in the income statement or charged/credited to equity depending on the nature of the hedge relationship.

Reclassification of non-equity minority interests to liabilities

The primary impact of the implementation of IAS 32 is the reclassification of the $1.65 billion preferred shares issued by the Group’s subsidiary, Vodafone Americas Inc., from non-equity minority interests to liabilities. The reclassification at 1 April 2004 was £875 million. Dividend payments by this subsidiary, which were previously reported in the Group’s income statement as non-equity minority interests, have been reclassified to financing costs.

Fair value of available for sale financial assets

The Group has classified certain of its cost-based investments as ‘available for sale’ financial assets as defined in IAS 39. This classification does not reflect the intentions of management in relation to these investments. These assets are measured at fair value at each reporting date with movements in fair value taken to equity. At 1 April 2004, a cumulative increase of £233 million in the fair value over the carrying value of these investments has been recognised.

Other adjustments

Hedge accounting has been adopted for the majority of the Group’s interest rate swaps and underlying capital market debt, thereby reducing potential volatility in the income statement.

Certain derivative financial instruments used to manage interest rate and foreign exchange exposures are not held in hedge relationships. However, these tend to be relatively short term in nature, causing limited income statement volatility.

Defined benefit pension schemes

The Group currently applies the provisions of SSAP 24 under UK GAAP and provides detailed disclosure under FRS 17 in accounting for pensions and other post-employment benefits.

The Group has elected to adopt early the amendment to IAS 19, “Employee Benefits” issued by the IASB on 16 December 2004 which allows all actuarial gains and losses to be charged or credited to equity.

The Group’s opening IFRS balance sheet at 1 April 2004 reflects the assets and liabilities of the Group’s defined benefit schemes totalling a net liability of £154 million. This amount represents less than 0.2% of the Group’s market capitalisation at 31 March 2004. The transitional adjustment of £257 million to opening reserves comprises the reversal of entries in relation to UK GAAP accounting under SSAP 24 less the recognition of the net liabilities of the Group’s and associated undertakings’ defined benefit schemes.

Goodwill and acquired intangible asset amortisation

IAS 38, “Intangible Assets” requires that goodwill is not amortised. Instead it is subject to an annual impairment review. As the Group has elected not to apply IFRS 3 retrospectively to business combinations prior to the opening balance sheet date under IFRS, the UK GAAP goodwill balance at 31 March 2004 (£96,931 million) has been included in the opening IFRS consolidated balance sheet and is no longer amortised.

Licence fee amortisation

Under IAS 38, capitalised payments for mobile licences are amortised on a straight line basis over their useful economic life. Amortisation is charged from the commencement of service of the network. Under UK GAAP, the Group’s policy is to amortise such costs in proportion to the capacity of the network during the start up period and then on a straight-line basis thereafter.

Shareholder information |	139

Back to Contents

Information on International Financial Reporting Standards continued

Deferred and Current Taxes

The scope of IAS 12, “Income Taxes” is wider than the corresponding UK GAAP standards, and requires deferred tax to be provided on all temporary differences rather than just timing differences under UK GAAP.

As a result, the Group’s IFRS opening balance sheet at 1 April 2004 includes an additional deferred tax liability of £1,801 million in respect of the differences between the carrying value and tax written down value of the Group’s investments in associated undertakings and joint ventures. This comprises £1.3 billion in respect of differences that arose when US investments were acquired and £0.5 billion in respect of undistributed earnings of certain associated undertakings and joint ventures, principally Vodafone Italy. UK GAAP does not permit deferred tax to be provided on the undistributed earnings of the Group’s associated undertakings and joint ventures until there is a binding obligation to distribute those earnings.

IAS 12 also requires deferred tax to be provided in respect of the Group’s liabilities under its post employment benefit arrangements and on other employee benefits such as share and share option schemes.

Share-based Payments

IFRS 2, “Share-based Payment” requires that an expense for equity instruments granted be recognised in the financial statements based on their fair value at the date of grant. This expense, which is primarily in relation to employee option and performance share schemes, is recognised over the vesting period of the scheme.

While IFRS 2 allows the measurement of this expense to be calculated only on options granted after 7 November 2002, the Group has applied IFRS 2 to all instruments granted but not fully vested as at 1 April 2004. The Group has adopted the binomial model for the purposes of computing fair value under IFRS.

Principal presentational differences

Scope of consolidation

IAS 31, “Interests in Joint Ventures” defines a jointly controlled entity as an entity where unanimous consent over the strategic financial and operating decisions is required between the parties sharing control. Control is defined as the power to govern the financial and operating decisions of an entity so as to obtain economic benefit from it.

The Group has reviewed the classification of its investments and concluded that the Group’s 76.8% interest in Vodafone Italy, currently classified as a subsidiary undertaking under UK GAAP, should be accounted for as a joint venture under IFRS. In addition, the Group’s interests in South Africa, Poland, Romania, Kenya and Fiji, which are currently classified as associated undertakings under UK GAAP, have been classified as joint ventures under IFRS as a result of the contractual rights held by the Group. The Group has adopted proportionate consolidation as the method of accounting for these six entities.

Under UK GAAP, the revenue, operating profit, net financing costs and taxation of Vodafone Italy are consolidated in full in the income statement with a corresponding allocation to minority interest. Under proportionate consolidation, the Group recognises its share of all income statement lines with no allocation to minority interest. There is no effect on the result for a financial period from this adjustment.

Under UK GAAP, the Group’s interests in South Africa, Poland, Romania, Kenya and Fiji are accounted for under the equity method, with the Group’s share of operating profit, interest and tax being recognised separately in the consolidated income statement. Under proportionate consolidation, the Group recognises its share of all income statement lines. There is no effect on the result for a financial period from this adjustment.

Under UK GAAP, the Group fully consolidates the cash flows of Vodafone Italy, but does not consolidate the cash flows of its associated undertakings. The IFRS consolidated cash flow statements reflect the Group’s share of cash flows relating to its joint ventures on a line by line basis, with a corresponding recognition of the Group’s share of net debt for each of the proportionately consolidated entities.

Associated undertakings taxation

Under IFRS, in accordance with IAS 1, “Presentation of Financial Statements”, “Tax on (loss)/profit on ordinary activities” on the face of the consolidated income statement comprises the tax charge of the Company, its subsidiaries and its share of the tax charge of joint ventures. The Group’s share of its associated undertakings’ tax charges is shown as part of “Share of result in associated undertakings” rather than being disclosed as part of the tax charge under UK GAAP.

In respect of the Verizon Wireless partnership, the line “Share of result in associated undertakings” includes the Group’s share of pre-tax partnership income and the Group’s share of the post-tax income attributable to corporate entities (as determined for US corporate income tax purposes) held by the partnership. The tax attributable to the Group’s share of allocable partnership income is included as part of “Tax on (loss)/profit on ordinary activities” on the consolidated income statement. This treatment reflects the fact that tax on allocable partnership income is, for US corporate income tax purposes, a liability of the partners and not the partnership.

140	| Shareholder information

Back to Contents

Investor Information

Financial calendar for the 2006 financial year

Annual General Meeting (see below)	26 July 2005
Interim Results announcement	15 November 2005
Preliminary announcement of full year results	30 May 2006

Dividends

Full details on the dividend amount per share or ADS can be found on page 45. Set out below is information relevant to the final dividend for the year ended 31 March 2005.

Ex-dividend date	1 June 2005
Record date	3 June 2005
DRIP election date	15 July 2005
Dividend payment date	5 August 2005	(1)
(1) Payment date for both ordinary shares and ADSs.

Dividend Payment Methods

Holders of ordinary shares can:

•	have cash dividends paid direct to a bank or building society account; or

•	have cash dividends paid in the form of a cheque; or

•	elect to use the cash dividends to purchase more Vodafone shares under the Dividend Reinvestment Plan (see below).

If a holder of ordinary shares does decide to receive cash dividends, it is recommended that these are paid directly to the shareholder’s bank or building society account via BACS or EFTS. This avoids the risk of cheques being lost in the post and means the dividend will be in the shareholder’s account on the dividend payment date. The shareholder will be sent a tax voucher confirming the amount of dividend and the account into which it has been paid.

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

For ADS holders, The Bank of New York maintains a Global BuyDIRECT Plan for the Company, which is a direct purchase and sale plan for depositary receipts, with a dividend reinvestment facility. For additional information, please call toll-free from within the US on +1 800 233 5601, or write to:

The Bank of New York Shareholder Relations Department Global BuyDIRECT P.O. Box 1958 Newark New Jersey 07101-1958 USA

For calls from outside the US, call +1 610 382 7836. Please note that this number is not toll-free.

Telephone share dealing

A telephone share dealing service with the Company’s Registrars is available for holders of ordinary shares. The service is available from 8.00 am to 4.30 pm, Monday to Friday, excluding bank holidays, on telephone number +44 (0) 870 703 0084.

Detailed terms and conditions are available on request by calling the above number.

Postal share dealing

A postal share dealing service is available for holders of ordinary shares with 1,000 shares or fewer who want to either increase their holding or sell their entire holding.

Further information about this service can be obtained from the Company’s Registrars on +44 (0) 870 702 0198.

Registrars and transfer office

The Company’s ordinary share register is maintained by:

Computershare Investor Services PLC P.O. Box 82 The Pavilions, Bridgwater Road Bristol BS99 7NH England

Telephone: +44 (0) 870 702 0198 Fax: + 44 (0) 870 703 6101 Email: web.queries@computershare.co.uk

Holders of ordinary shares resident in Ireland should contact:

Computershare Investor Services (Ireland) Limited P.O. Box 9742 Dublin 18 Ireland

Telephone: +353 (0) 818 300 999 Fax: +353 (0) 1 216 3151 Email: web.queries@computershare.ie

Shareholder information |	141

Back to Contents

Back to Investor Information Contents

Investor Information continued

Any queries about the administration of holdings of ordinary shares, such as change of address, change of ownership or dividend payments, should be directed to the Company’s Registrars at the relevant address or telephone number immediately above. Holders of ordinary shares may also check details of their shareholding, subject to passing an identity check, on the Registrars’ website at www.computershare.com

The Depositary Bank for the Company’s ADR programme is:

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

www.vodafone.com/investor

•	Register to receive electronic shareholder communications. Benefits to shareholders and the Company include faster receipt of communications such as annual reports, and cost and time savings for Vodafone. Electronic shareholder communications are also more environmentally friendly.

•	View a live webcast of the AGM of the Company on 26 July 2005 and a recording will be available to review after that date.

•	View and/or download the Annual Report and the Annual Review & Summary Financial Statement 2005.

•	Check the current share price.

•	Calculate dividend payments.

•	Use interactive tools to calculate the value of shareholdings, look up the historic price on a particular date and chart Vodafone ordinary share price changes against indices.

Shareholders and other interested parties can also receive Company press releases, including London Stock Exchange announcements, by registering for Vodafone News via the Company’s website at www.vodafone.com/news.

Registering for Vodafone News will enable users to:

•	be alerted by free SMS as soon as news breaks;

•	access the latest news from their mobile; and

•	have news automatically e-mailed to them.

Annual General Meeting

The twenty first AGM of the Company will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on 26 July 2005 at 11.00 a.m.

The Notice of Meeting, together with details of the business to be conducted at the Meeting, is being circulated to shareholders with this Annual Report or the Annual Review & Summary Financial Statement and can be viewed at the Company’s website – www.vodafone.com/agm.

The AGM will be transmitted via a live webcast and can be viewed at the Company’s website – www.vodafone.com/agm – on the day of the meeting and a recording will be available to review after that date.

To find out more about the AGM and how to view the webcast, visit www.vodafone.com/agm.

ShareGift

The Company supports ShareGift, the charity share donation scheme administered by The Orr Mackintosh Foundation (registered charity number 1052686). Through ShareGift, shareholders who have only a very small number of shares which might be considered uneconomic to sell are able to donate them to charity. Donated shares are aggregated and sold by ShareGift, the proceeds being passed on to a wide range of UK charities. Donating shares to charity gives rise neither to a gain nor a loss for UK Capital Gains purposes and UK taxpayers may also be able to claim income tax relief on the value of the donation.

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

The Unclaimed Assets Register

The Company participates in the Unclaimed Assets Register, which provides a search facility for financial assets which may have been forgotten and which donates a proportion of its public search fees to a group of three UK charities (Age Concern, NSPCC and Scope). For further information, contact The Unclaimed Assets Register, Garden Floor, Bain House, 16 Connaught Place, London W2 2ES (telephone: +44 (0) 870 241 1713), or visit its website at www.uar.co.uk.

Share Price History

Upon flotation of the Company on 11 October 1988, the ordinary shares were valued at 170 pence each. On 16 September 1991, when the Company was finally demerged, for UK taxpayers the base cost of Racal Electronics Plc shares was apportioned between the Company and Racal Electronics Plc for Capital Gains Tax purposes in the ratio of 80.036% and 19.964% respectively. Opening share prices on 16 September 1991 were 332 pence for each Vodafone share and 223 pence for each Racal share.

On 21 July 1994, the Company effected a bonus issue of two new shares for every one then held and, on 30 September 1999, it effected a bonus issue of four new shares for every one held at that date. The flotation and demerger share prices, therefore, may be restated as 11.333 pence and 22.133 pence, respectively.

The share price at 31 March 2005 was 140.50 pence (31 March 2004: 128.75 pence). The share price on 23 May 2005 was 146.50 pence.

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

142	| Shareholder information

Back to Contents

Back to Investor Information Contents

Five year data on an annual basis

	London Stock Exchange Pounds per ordinary share		Frankfurt Stock Exchange Euros per ordinary share		NYSE Dollars per ADS
Financial Year	High	Low	High	Low	High	Low

2000/2001	3.56	1.82	5.82	2.87	56.63	26.01
2001/2002	2.29	1.24	3.70	2.00	33.26	17.88
2002/2003	1.31	0.81	2.15	1.26	20.30	12.76
2003/2004	1.50	1.12	2.22	1.59	27.88	18.10
2004/2005	1.49	1.14	–	–	28.54	20.83

Two year data on a quarterly basis

	London Stock Exchange Pounds per ordinary share		Frankfurt Stock Exchange Euros per ordinary share		NYSE Dollars per ADS
Financial Year	High	Low	High	Low	High	Low

2003/2004
First Quarter	1.35	1.13	1.93	1.61	22.16	18.28
Second Quarter	1.28	1.12	1.86	1.59	21.14	18.10
Third Quarter	1.40	1.20	2.03	1.70	25.15	20.26
Fourth Quarter	1.50	1.24	2.22	1.88	27.88	22.81

2004/2005
First Quarter	1.44	1.21	–	–	25.90	21.87
Second Quarter	1.34	1.14	–	–	24.21	20.83
Third Quarter	1.49	1.32	–	–	28.54	24.06
Fourth Quarter	1.46	1.35	–	–	27.53	25.60

2005/2006
First Quarter(1)	1.47	1.35	–	–	26.91	25.43

Note:
(1)	covering period up to 23 May 2005.

Six month data on a monthly basis

	London Stock Exchange Pounds per ordinary share		NYSE Dollars per ADS
Financial Year	High	Low	High	Low

November 2004	1.49	1.37	27.55	25.45
December 2004	1.48	1.37	28.54	26.62
January 2005	1.46	1.37	27.53	25.68
February 2005	1.42	1.35	26.89	25.60
March 2005	1.44	1.36	27.50	26.23
April 2005	1.43	1.35	26.91	25.70
May 2005(1)	1.47	1.37	26.90	25.43

Notes:
(1)	High and low share prices for May 2004 only reported until 23 May 2005.

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

ADS holders are not members of the Company but may instruct The Bank of New York on the exercise of voting rights relative to the number of ordinary shares represented by their ADSs. See “Memorandum and Articles of Association and Applicable English Law – Rights attaching to the Company’s shares – Voting rights” below.

Shareholders at 31 March 2005

Number of ordinary shares held	Number of accounts	% of total issued shares

1 – 1,000	448,502	0.21
1,001 – 5,000	109,635	0.36
5,001– 50,000	30,851	0.64
50,001 – 100,000	1,593	0.17
100,001– 500,000	1,501	0.53
More than 500,000	2,168	98.09

	594,250	100.00

Geographical analysis of shareholders

At 31 March 2005, approximately 51.53% of the Company’s shares were held in the UK, 32.17% in North America, 13.91% in Europe (excluding the UK) and 2.39% in the Rest of the World.

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

English law specifies that any alteration to the Articles of Association must be approved by a special resolution of the shareholders.

The Company’s Objects

The Company is a public limited company under the laws of England and Wales. The Company is registered in England and Wales under the name Vodafone Group Public Limited Company, with the registration number 1833679. The Company’s objects are set out in the fourth clause of its Memorandum of Association and cover a wide range of activities, including to carry on the business of a holding company, to carry on business as dealers in, operators, manufacturers, repairers, designers, developers, importers and exporters of electronic, electrical, mechanical and aeronautical equipment of all types as well as to carry on all other businesses necessary to attain the Company’s objectives. The Memorandum of Association grants the Company a broad range of powers to effect its objects.

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

Shareholder information |	143

Back to Contents

Back to Investor Information Contents

Investor Information continued

of obligations of the Company for which the director has assumed responsibility under an indemnity or guarantee, (c) relating to an offer of securities of the Company in which the director participates as a holder of shares or other securities or in the underwriting of such shares or securities, (d) concerning any other company in which the director (together with any connected person) is a shareholder or an officer or is otherwise interested, provided that the director (together with any connected person) is not interested in 1% or more of any class of the company’s equity share capital or the voting rights available to its shareholders, (e) relating to the arrangement of any employee benefit in which the director will share equally with other employees and (f) relating to any insurance that the Company purchases or renews for its directors or any group of people, including directors.

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

In accordance with the Company’s Articles of Association, a third of all the directors retire at each AGM. The specific retiring directors are those last elected or re-elected at or before the AGM held in the third calendar year before the current year. This year, the Company reviewed its policy regarding the retirement and re-election of directors and, although it is not intended to amend the Company’s Articles in this regard, the Board has decided, in the interests of good corporate governance, that all the directors should offer themselves for re-election annually. Accordingly, all the directors will submit themselves for re-election at the 2005 AGM, except for Ken Hydon and Sir David Scholey, who are retiring.

No person is disqualified from being a director or is required to vacate that office by reason of age. If, at a general meeting, a director who is 70 or more years of age is proposed for election or re-election, that director’s age must be set out in the notice of the meeting.

Directors are not required, under the Company’s Articles, to hold any shares of the Company as a qualification to act as a director, although executive directors participating in long term incentive plans must comply with the Company’s share ownership guidelines. In accordance with best practice in the UK for corporate governance, compensation awarded to executive directors is decided by a remuneration committee consisting exclusively of non-executive directors.

In addition, as required by The Directors’ Remuneration Report Regulations, the Board has, since 2003, prepared a report to shareholders on the directors’ remuneration which complies with the Regulations (see pages 65 to 74). The report is also subject to a shareholder vote.

Rights attaching to the Company’s shares
Dividend rights

Holders of the Company’s ordinary shares may by ordinary resolution declare dividends but may not declare dividends in excess of the amount recommended by the directors. The Board of directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution. Dividends on ordinary shares will be announced in pounds sterling. Holders of ordinary shares with a registered address in a euro-zone country (defined, for this purpose, as a country that has adopted the euro as its national currency) will receive their dividends in euro, exchanged from pounds sterling at a rate fixed by the Board of directors in accordance with the Articles of Association. Dividends for ADS holders represented by ordinary shares held by the Depositary will be paid to the Depositary in US dollars, exchanged from pounds sterling at a rate fixed by the directors in accordance with the Articles of Association, and the Depositary will distribute them to the ADS holders.

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

Employees are able to vote any shares held under the Vodafone Group Share Incentive Plan, the Vodafone Group Profit Sharing Scheme and “My ShareBank” (a vested share account) through the respective plan’s trustees, Mourant ECS Trustees Limited.

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

144	| Shareholder information

Back to Contents

Back to Investor Information Contents

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

Disclosure of interests in the Company’s shares

There are no provisions in the Articles of Association whereby persons acquiring, holding or disposing of a certain percentage of the Company’s shares are required to make disclosure of their ownership percentage, although such requirements exist under the Companies Act.

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

Under Section 366 of the Companies Act 1985 and the Company’s Articles of Association, the annual general meeting of shareholders must be held each calendar year with no more than fifteen months elapsing since the date of the preceding annual general meeting.

Shareholder information |	145

Back to Contents

Back to Investor Information Contents

Investor Information continued

Documents on Display

The Company is subject to the information requirements of the US Securities and Exchange Act of 1934 applicable to foreign private issuers. In accordance with these requirements, the Company files its Annual Report on Form 20-F and other related documents with the SEC. These documents may be inspected at the SEC’s public reference rooms located at 450 Fifth Street, NW Washington, DC 20549. Information on the operation of the public reference room can be obtained in the US by calling the SEC on +1-800-SEC-0330. In addition, some of the Company’s SEC filings, including all those filed on or after 4 November 2002, are available on the SEC’s website at www.sec.gov. Shareholders can also obtain copies of the Company’s Memorandum and Articles of Association from the Vodafone website at www.vodafone.com or from the Company’s registered office.

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

A US holder is a beneficial owner of shares or ADSs that is for US federal income tax purposes:

(i)	a citizen or resident of the United States;

(ii)	US domestic corporation;

(iii)	an estate the income of which is subject to US federal income tax regardless of its source; or

(iv)	a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and on the tax laws of the United Kingdom, all as currently in effect, as well as on the Double Taxation Convention between the United States and the United Kingdom entered into force in 1980 (the “Old Treaty”) and the Double Taxation Convention between the United States and the United Kingdom that entered into force on 31 March 2003 (the “New Treaty”). These laws are subject to change, possibly on a retroactive basis.

The New Treaty has been effective in respect of taxes withheld at source for amounts paid or credited on or after 1 May 2003. Other provisions of the New Treaty, however, including capital gains tax, took effect for UK purposes for individuals on 6 April 2003 (1 April 2003 for UK companies) and took effect for US purposes on 1 January 2004. The rules of the Old Treaty remained applicable until these effective dates. Moreover, a taxpayer can elect to have the Old Treaty apply in its entirety for a period of twelve months after the applicable effective dates of the New Treaty (if such a taxpayer would be entitled to greater benefits under the Old Treaty).

This section is further based in part upon the representations of the Depositary and assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

Based on this assumption, for purposes of the Old Treaty and the New Treaty and the US-UK double taxation convention relating to estate and gift taxes (the “Estate Tax Convention”), and for US federal income tax and UK tax purposes, a holder of ADRs evidencing ADSs will be treated as the owner of the shares in the Company represented by those ADSs. Generally, exchanges of shares for ADRs, and ADRs for shares, will not be subject to US federal income tax or to UK tax, other than stamp duty or stamp duty reserve tax (see the section on these taxes below).

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

If applicable, under the Old Treaty, a US holder was entitled to a tax credit from the UK Inland Revenue equal to the amount of the tax credit available to a shareholder resident in the United Kingdom (i.e. one-ninth of the dividend received) but the amount of the dividend plus the amount of the tax credit were then subject to withholding in an amount equal to the amount of the tax credit. A US holder, therefore, did not, in fact, receive any repayment from the UK Inland Revenue in respect of a dividend from the Company, although assuming the US holder was not resident in the United Kingdom for UK tax purposes, there was no further UK tax to pay in respect of that dividend.

Under the New Treaty, a US holder is not entitled to a tax credit from the UK Inland Revenue in the manner described above and dividends received by the US holder from the Company are not subject to any withholding by the United Kingdom under the New Treaty or otherwise.

US Federal Income Taxation

A US holder is subject to US federal income taxation on the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends paid to a non-corporate US holder in tax years beginning before 1 January 2009 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15%, provided that the ordinary shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend rate and the holder meets other holding period requirements. Dividends paid by the Company with respect to the shares or ADSs will generally be qualified dividend income.

A US holder that is eligible and elects the benefits of the Old Treaty, for dividends paid prior to 1 May 2004 may include in the gross amount of income the UK tax withheld from the dividend payment pursuant to the Old Treaty as described under

146	| Shareholder information

Back to Contents

Back to Investor Information Contents

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

Taxation of capital gains
UK taxation

A US holder may be liable for both UK and US tax in respect of a gain on the disposal of the Company’s shares or ADSs if the US holder is:

(i)	a citizen of the United States resident or ordinarily resident for UK tax purposes in the United Kingdom;

(ii)	a citizen of the United States who has been resident or ordinarily resident for UK tax purposes in the United Kingdom, ceased to be so resident or ordinarily resident for a period of less than 5 years of assessment and who disposed of the shares or ADSs during that period (a “Temporary Non-Resident”), unless the shares or ADSs were also acquired during that period, such liability arising on that individual’s return to the UK;

(iii)	a US domestic corporation resident in the United Kingdom by reason of being centrally managed and controlled in the United Kingdom; or

(iv)	a citizen of the United States or a corporation that carries on a trade, profession or vocation in the United Kingdom through a branch or agency or, in respect of companies through a permanent establishment and that has used the shares or ADSs for the purposes of such trade, profession or vocation or has used, held or acquired the shares or ADSs for the purposes of such branch or agency or permanent establishment.

However, subject to applicable limitations and eligibility to the provisions of the Old Treaty, such persons may be entitled to a tax credit against their US federal income tax liability for the amount of UK capital gains tax or UK corporation tax on chargeable gains (as the case may be) which is paid in respect of such gain.

Under the New Treaty, capital gains on dispositions of the shares or ADSs are generally subject to tax only in the country of residence of the relevant holder as determined under both the laws of the United Kingdom and the United States and as required by the terms of the New Treaty. However, individuals who are residents of either the

United Kingdom or the United States and who have been residents of the other jurisdiction (the US or the UK, as the case may be) at any time during the six years immediately preceding the relevant disposal of shares or ADSs may be subject to tax with respect to capital gains arising from the dispositions of the shares or ADSs not only in the country of which the holder is resident at the time of the disposition, but also in that other country (although, in respect of UK taxation, generally only to the extent that such an individual comprises a Temporary Non-Resident).

US federal income taxation

A US holder that sells or otherwise disposes of the Company’s shares or ADSs will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realised and the holder’s tax basis, determined in US dollars, in the shares or ADSs. Generally, capital gain of a non-corporate US holder that is recognised before 1 January 2009 is taxed at a maximum rate of 15%, provided the holder has a holding period of more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of losses is subject to limitations.

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

Shareholder information |	147

Back to Contents

Back to Investor Information Contents

Investor Information continued

Contact Details
Registered Office
Vodafone House
The Connection
Newbury
Berkshire RG14 2FN
England

Telephone:	+44 (0) 1635 33251
Fax:	+44 (0) 1635 45713

Group Corporate Affairs
Simon Lewis	Group Corporate Affairs Director
Telephone:	+44 (0) 1635 673310
Fax:	+44 (0) 1635 682890

Investor Relations
Charles Butterworth
Darren Jones
Sarah Moriarty
Telephone:	+44 (0) 1635 673310

Media Relations
Bobby Leach
Ben Padovan
Telephone:	+44 (0) 1635 673310

Corporate Responsibility
Charlotte Grezo	Director of Corporate Responsibility
Telephone:	+44 (0) 1635 33251
Fax:	+44 (0) 1635 674478
E-mail:	responsibility@vodafone.com
Website:	www.vodafone.com/responsibility

148	| Shareholder information

Back to Contents

Form 20-F Cross Reference Guide

This table has been provided as a cross reference from the information included in this Annual Report to the requirements of Form 20-F.

Item	Form 20-F caption	Location in this document	Page

1	Identity of Directors, Senior Management and Advisers	Not applicable	–

2	Offer Statistics and Expected Timetable	Not applicable	–

3	Key Information
	3A Selected Financial Data	Financial Highlights	2
		Operating and Financial Review and Prospects – Foreign currency translation	32
	3B Capitalisation and indebtedness	Not applicable	–
	3C Reasons for the offer and use of proceeds	Not applicable	–
	3D Risk Factors	Risk Factors and Legal Proceedings – Risk Factors	25

4	Information on the Company
	4A History and Development of the Company	Business Overview – History and Development of the Company	20
		Investor Information – Contact Details	148
	4B Business Overview	Business Overview	10
		Operating and Financial Review and Prospects – Operating Results –
		Review of operations	36
		Operating and Financial Review and Prospects – Trend Information and Outlook –
		Trend Information	50
		Investor Information – Material Contracts	146
	4C Organisational Structure	Note 34 “Principal subsidiary undertakings, associated undertakings and investments”	122
	4D Property, Plants and Equipment	Business Overview – Licences and network infrastructure – Mobile network infrastructure	12
		Operating and Financial Review and Prospects – Balance sheet	45
		Corporate Responsibility and Environmental Issues – Environmental Issues	76

5	Operating and Financial Review and Prospects
	5A Operating Results	Operating and Financial Review and Prospects – Operating Results	33
		Operating and Financial Review and Prospects – Inflation	32
	5B Liquidity and Capital Resources	Operating and Financial Review and Prospects – Liquidity and Capital Resources	46
	5C Research and Development, Patents and Licences, etc.	Business Overview – Global Services – Research and Development	16
	5D Trend Information	Operating and Financial Review and Prospects – Trend Information and Outlook –
		Trend Information	50
	5E Off-balance sheet arrangements	Operating and Financial Review and Prospects – Liquidity and Capital Resources –
		Off-balance sheet arrangements	50
		Note 26 “Commitments”	112
		Note 27 “Contingent liabilities”	113
	5F Tabular disclosure of contractual obligations	Operating and Financial Review and Prospects – Liquidity and Capital Resources –
		Contractual Obligations	49
	5G Safe harbor	Cautionary Statement Regarding Forward-Looking Statements	24

6	Directors, Senior Management and Employees
	6A Directors and Senior Management	The Board of Directors and Group Management	55
	6B Compensation	Board’s Report to Shareholders on Directors’ Remuneration	65
	6C Board Practices	Corporate Governance	60
		Board’s Report to Shareholders on Directors’ Remuneration	65
	6D Employees	Note 31 “Employees”	116
	6E Share Ownership	Board’s Report to Shareholders on Directors’ Remuneration – Directors’ interests in the
		shares of the Company	71
		Note 22 “Called up share capital”	107

Shareholder information |	149

Back to Contents

Form 20-F Cross Reference Guide continued

Item	Form 20-F caption	Location in this document	Page

7	Major Shareholders and Related Party Transactions
	7A Major Shareholders	Directors’ Report – Major shareholders	59
	7B Related Party Transactions	Board’s Report to Shareholders on Directors’ Remuneration	65
		Note 35 “Related party transactions”	123
	7C Interests of experts and counsel	Not applicable	–

8	Financial Information
	8A Consolidated Statements and Other Financial Information	Consolidated Financial Statements	77
		Report of Independent Auditors	137
		Risk Factors and Legal Proceedings – Legal Proceedings	26
		Operating and Financial Review and Prospects – Equity Dividends	45
	8B Significant Changes	Note 33 “Subsequent events”	121

9	The Offer and Listing
	9A Offer and listing details	Investor Information – Share Price History	142
	9B Plan of distribution	Not applicable	–
	9C Markets	Investor Information – Markets	143
	9D Selling shareholders	Not applicable	–
	9E Dilution	Not applicable	–
	9F Expenses of the issue	Not applicable	–

10	Additional Information
	10A Share capital	Not applicable	–
	10B Memorandum and articles of association	Investor Information – Memorandum and Articles of Association and Applicable English law	143
	10C Material contracts	Investor Information – Material Contracts	146
	10D Exchange controls	Investor Information – Exchange Controls	146
	10E Taxation	Investor Information – Taxation	146
	10F Dividends and paying agents	Not applicable	–
	10G Statement by experts	Not applicable	–
	10H Documents on Display	Investor Information – Documents on Display	146
	10I Subsidiary information	Not applicable	–

11	Quantitative and Qualitative Disclosures About Market Risk	Operating and Financial Review and Prospects – Quantitative and Qualitative Disclosures about Market Risk	50

12	Description of Securities Other than Equity Securities	Not applicable	–

13	Defaults, Dividend Arrearages and Delinquencies	Not applicable	–

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable	–

15	Controls and Procedures	Corporate Governance	60

16	16A Audit committee financial expert	Corporate Governance – Committees of the Board – The Audit Committee	62
	16B Code of Ethics	Corporate Governance – Introduction – US Listing Requirements	60
	16C Principal Accountant Fees and Services	Note 5 “Operating loss”	89
		Directors’ Report – Auditors	59
	16D Exemptions from the Listing Standards for Audit Committees	Not applicable	–
	16E Purchase of Equity Securities by the Issuer and Affiliated Purchasers	Note 23 “Reserves”	111

17	Financial Statements	Not applicable	–

18	Financial Statements	Consolidated Financial Statements	77

19	Exhibits	Filed with the SEC	–

150	| Shareholder information

Designed and produced by Barrett Howe Plc

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

VODAFONE GROUP PUBLIC LIMITED COMPANY
(Registrant)

/s/ S R Scott
Stephen R. Scott
Company Secretary

Date: June 8, 2005

Back to Filed with the SEC

Index to Exhibits to Form 20-F for year ended 31 March 2005

1.	Memorandum, as adopted on June 13, 1984 and including all amendments made on July 28, 2000, and Articles of Association, as adopted on June 30, 1999 and including all amendments made on July 25, 2001, of the Company (incorporated by reference to Exhibit 2.1 to the Company’s Amendment No. 3 to the Registration Statement on Form 8-A/A, dated December 5, 2003). (File No. 001-10086).

2.	Indenture, dated as of February 10, 2000, between the Company and Citibank, N.A. as Trustee, including forms of debt securities (incorporated by reference to Exhibit 4(a) of Amendment No. 1 to the Company’s Registration Statement on Form F-3, dated November 24, 2000). (File No. 333-10762)).

4.1.	Agreement for US$5,525,000,000 5 year Revolving Credit Facility, dated June 24, 2004, among, inter alia, the Company, ABN Amro Bank N.V.; Banco Bilbao Vizcaya Argentaria S.A. ; Bank of America, N.A.; Barclays Bank PLC; Bayerische Hypo-und Vereinsbank AG; BNP Paribas ; CALYON; Citibank, N.A.; Commerzbank Aktiengesellschaft, London Branch; Deutsche Bank AG; HSBC Bank plc; ING Bank, N.V.; JPMorgan Chase Bank; Lehman Brothers Bankhaus AG; Lloyds TSB Bank plc; Morgan Stanley Dean Witter Bank Limited and Morgan Stanley Bank; Mizuho Corporate Bank, Ltd.; National Australia Bank Limited ABN 12 004 044 937; Sumitomo Mitsui Banking Corporation Europe Limited; The Bank of Tokyo-Mitsubishi, Ltd.; The Royal Bank of Scotland Plc; UBS AG; WestLB AG; Banco Santander Central Hispano, S.A.; William Street Commitment Corporation; Banca Intesa SpA; KBC Bank NV; Standard Chartered Bank; TD Bank Europe Limited; and The Bank of New York with The Royal Bank of Scotland plc as Agent and US Swingline Agent.

4.2.	Agreement for US$4,853,333,331 3 year Revolving Credit Facility, dated June 26, 2003 and amended on August 11, 2003 and June 24, 2004, among, inter alia, the Company, ABN Amro Bank N.V.; Banco Bilbao Vizcaya Argentaria S.A.; Bank of America, N.A.; Barclays Bank PLC; Bayerische Hypo-und Vereinsbank AG; Bayerische Landesbank; BNP Paribas; Citibank, N.A.; Commerzbank Aktiengesellschaft; Credit Agricole Indosuez; Deutsche Bank AG; HSBC Bank plc; ING Bank, N.V.; JPMorgan Chase Bank; Lehman Brothers Bankhaus AG; Lloyds TSB Bank plc; Mizuho Corporate Bank, Ltd.; National Australia Bank Limited ABN 12 004 044 937; Sumitomo Mitsui Banking Corporation Europe Limited; The Bank of Tokyo-Mitsubishi, Ltd.; The Royal Bank of Scotland Plc; UBS AG; WestLB AG; William Street Commitment Corporation; Banco Santander Central Hispano, S.A.; Banca Intesa SpA; KBC Bank NV; San Paolo IMI Bank Ireland Plc; Standard Chartered Bank; TD Bank Europe Limited; and The Bank of New York with The Royal Bank of Scotland plc as Agent and US Swingline Agent.

4.3.	Vodafone Group Long Term Incentive Plan (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.4.	Vodafone Group Short Term Incentive Plan (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.5.	Vodafone Group 1999 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.6.	Vodafone Group 1998 Company Share Option Scheme (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.7.	Vodafone Group 1998 Executive Share Option Scheme (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.8.	Agreement for Services with Lord MacLaurin of Knebworth (included in and incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.9.	Letter of Appointment of Paul Hazen (incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2003).

4.10.	Service Contract of Arun Sarin (incorporated by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2003).

4.11.	Service Contract of Sir Julian Horn-Smith (included in and incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.12.	Service Contract of Peter Bamford (included in and incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.13.	Service Contract of Thomas Geitner.

4.14.	Service Contract of Kenneth Hydon (included in and incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.15.	Letter of Appointment of Sir John Bond.

4.16.	Letter of Appointment of Dr. Michael Boskin (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2003).

4.17.	Letter of Appointment of Lord Broers (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2003; at a meeting of the Directors of the Company held on September 16, 2003, the term of office of Professor Sir Alec Broers was extended until December 31, 2006).

4.18.	Letter of Appointment of Dr. John Buchanan (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2003).

4.19.	Letter of Appointment of Penelope Hughes (incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2003; at a meeting of the Directors of the Company held on September 16, 2003, the term of office of Penelope Hughes was extended until August 31, 2007).

4.20.	Letter of Appointment of Sir David Scholey (incorporated by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2003; at a meeting of the Directors of the Company held on September 16, 2003, the term of office of Sir David Scholey was extended until the Annual General Meeting of the Company in 2005).

4.21.	Letter of Appointment of Jurgen Schrempp (incorporated by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2004).

4.22.	Letter of Appointment of Luc Vandevelde (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2004).

7.	Computation of ratio of earnings to fixed charges.

8.	The list of the Company’s subsidiaries is incorporated by reference to note 34 to the Consolidated Financial Statements included in the Annual Report.

12.	Rule 13a – 14(a) Certifications.

13.	Rule 13a – 14(b) Certifications.

15.	Consent of Deloitte & Touche LLP.