Form 20-F
period 2006-03-31
VODAFONE GROUP PUBLIC LTD CO
filed 2006-06-14
CIK 839923

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: March 31, 2006

OR

TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from: to

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report:

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

Ordinary Shares of $0.10 each	60,118,575,455
7% Cumulative Fixed Rate Shares of £1 each	50,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer Accelerated filer Non-accelerated filer

Indicate by check mark which financial statements item the registrant has elected to follow:

Item 17 Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes No

To enrich our customers’ lives through the unique, expanding power of mobile communication.

This constitutes the Annual Report on Form 20-F (the “20-F”) of Vodafone Group Plc (the “Company”) in accordance with the requirements of the US Securities and Exchange Commission (the “SEC”) and is dated 14 June 2006. This document contains the information set out within the Company’s Annual Report in accordance with International Financial Reporting Standards (“IFRS”) and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS, dated 30 May 2006, as updated or supplemented at the time of filing of the 20-F with the SEC, which may be later amended if necessary. References to IFRS refer to the application of International Financial Reporting Standards, including International Accounting Standards (“IAS”) and interpretations issued by the International Accounting Standards Board (“IASB”) and its committees, and as interpreted by any regulatory bodies applicable to the Group and adopted for use in the European Union (“EU”). Financial information for the year ended 31 March 2005, presented as comparative figures in this report, has been restated from UK GAAP in effect at 31 March 2004 in accordance with IFRS. The content of the Group’s website (www.vodafone.com) should not be considered to form part of this Annual Report or the Company’s Annual Report on Form 20-F.

References to the “Group” or “Vodafone” are references to the Company and its subsidiary undertakings and, where the context requires, its interests in joint ventures and associated undertakings.

In the discussion of the Group’s reported financial position and results for the year ended 31 March 2006, information in addition to that contained within the Consolidated Financial Statements is presented on the basis that it provides readers with additional financial information regularly reviewed by management. This information is provided to assist investor assessment of the Group’s performance from period to period. However,	the additional information presented is not uniformly defined by all companies in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Definitions of the terms presented are shown on page 49.

In presenting and discussing the Group’s reported financial position, operating results and cash flows, certain information is derived from amounts calculated in accordance with IFRS but this information is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation as an alternative to the equivalent GAAP measure. An explanation as to the use of these measures and reconciliations to their nearest equivalent GAAP measure can be found on pages 47 to 48.

The Report of the Directors, incorporating the Business Review, covers pages 6 to 70 of this Annual Report.

This Annual Report contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and business management and strategy, plans and objectives for the Group. For further details, please see “Cautionary Statement Regarding Forward-Looking Statements” and “Outlook and Risk Factors” for a discussion of the risks associated with these statements.

Vodafone, Vodafone live!, Vodafone Mobile Connect, Vodafone Wireless Office, Vodafone Simply, Vodafone Passport, Vodafone Zuhause, Vodafone Casa, Oficina Vodafone, Stop the Clock and Vodafone Radio DJ are trademarks of the Vodafone Group. Other product and company names mentioned herein may be the trademarks of their respective owners.

Highlights for the Year

Financial performance:

•	Group revenue of £29.4 billion from continuing operations. Mobile telecommunications revenue increased to £28.1 billion, representing growth of 9.3%

•	Loss before taxation for the year was £14.9 billion after impairment losses of £23.5 billion

•	Free cash flow of £6.4 billion, and net cash inflow from operating activities, after net taxation paid of £1.7 billion, up 10.3% to £10.2 billion from continuing operations

Operational highlights:

•	Net proportionate customer additions of 21.5 million in the year

•	Closing proportionate customer base of 170.6 million, with organic growth of 14.9% in the year

•	Non-messaging data revenue grew by 61.2% to £0.8 billion, with organic growth of 60.4%

•	Mobile voice usage increased by 24.6% to 178.3 billion minutes, with organic growth of 18.9%

Increasing returns to shareholders:

•	Total dividends per share increased by 49%, to 6.07 pence, with a final dividend per share of 3.87 pence, giving a dividend pay out ratio of 60% on underlying earnings per share and a total pay out of £3.7 billion for the financial year

•	£6.5 billion expended on the share purchase programme in the 2006 financial year, reducing shares in issue by 7.5%

•	£9.0 billion to be returned to shareholders in the 2007 financial year via “ B” share arrangement, including an additional £3 billion announced on 30 May 2006

•	Total returns to shareholders announced over the year of £19.2 billion

Back to Contents

Financial Highlights

The selected financial data set out on the following pages is derived from the Consolidated Financial Statements of the Company on pages 71 to 130 and as such should be read in conjunction with them. Certain trends within the financial data presented below have been impacted by business acquisitions and disposals, the most significant of which are described in “Business Overview – History and Development of the Company”.

The Consolidated Financial Statements are prepared in accordance with IFRS, on the basis set out in note 1 to the Consolidated Financial Statements, which differ in certain significant respects from US GAAP. For further details, see note 38 to the Consolidated Financial Statements, “US GAAP information”. Solely for convenience, amounts represented below in dollars have been translated at $1.7393: £1, the Noon Buying Rate on 31 March 2006.

					At/year ended 31 March

	2006	2006	2005	2004	2003	2002
	$m	£m	£m	£m	£m	£m

Consolidated Income Statement Data

IFRS
Revenue	51,048	29,350	26,678
Operating (loss)/profit	(24,496)	(14,084)	7,878
Adjusted operating profit (Non-GAAP measure)(1)	16,348	9,399	8,353
(Loss)/profit before taxation	(25,833)	(14,853)	7,285
(Loss)/profit for the financial year from continuing operations	(29,973)	(17,233)	5,416

US GAAP
Revenue	41,319	23,756	21,370	19,637	15,487	13,447
Net loss(2)(3)	(23,081)	(13,270)	(13,752)	(8,105)	(9,072)	(16,769)

Consolidated Cash Flow Data(4)

IFRS
Net cash flows from operating activities	17,723	10,190	9,240
Net cash flows from investing activities	(11,573)	(6,654)	(4,112)
Net cash flows from financing activities	(7,896)	(4,540)	(7,242)
Free cash flow (Non-GAAP measure)(1)	11,163	6,418	6,592

Consolidated Balance Sheet Data

IFRS
Total assets	220,435	126,738	147,197
Total equity	148,383	85,312	113,648
Total equity shareholders’ funds	148,580	85,425	113,800
Total liabilities	72,052	41,426	33,549

US GAAP
Shareholders’ equity	151,291	86,984	107,295	129,141	140,580	141,016

2	Vodafone Group Plc Annual Report 2006

Back to Contents

Highlights

								At/year ended 31 March

	2006		2006		2005		2004		2003		2002

Earnings Per Share (“EPS”)(5)

Weighted average number of shares (millions)
– Basic			62,607		66,196		68,096		68,155		67,961
– Diluted			62,607		66,427		68,096		68,155		67,961

IFRS
Basic (loss)/earnings per ordinary share
– Continuing	(48.11	)¢	(27.66	)p	8.12	p
– Discontinued	(12.78	)¢	(7.35	)p	1.56	p

Diluted (loss)/earnings per ordinary share
– Continuing	(48.11	)¢	(27.66	)p	8.09	p
– Discontinued	(12.78	)¢	(7.35	)p	1.56	p

Basic (loss)/earnings per ADS
– Continuing	(481.1	)¢	(276.6	)p	81.2	p
– Discontinued	(127.8	)¢	(73.5	)p	15.6	p

Diluted (loss)/earnings per ADS
– Continuing	(481.1	)¢	(276.6	)p	80.9	p
– Discontinued	(127.8	)¢	(73.5	)p	15.6	p

US GAAP(2)(3)
Basic and diluted loss per ordinary share	(36.87	)¢	(21.20	)p	(20.77	)p	(11.90	)p	(13.31	)p	(24.67	)p
Basic and diluted loss per ADS	(368.7	)¢	(212.0	)p	(207.7	)p	(119.0	)p	(133.1	)p	(246.7	)p

Cash Dividends(5)(6)
Amount per ordinary share	10.56	¢	6.07	p	4.07	p	2.0315	p	1.6929	p	1.4721	p
Amount per ADS	105.6	¢	60.7	p	40.7	p	20.315	p	16.929	p	14.721	p

Other Data
IFRS
Ratio of earnings to fixed charges(7)	–		–		7.0
Deficit	$(28,733	)m	£(16,520	)m	–

US GAAP
Ratio of earnings to fixed charges(7)	–		–		–		–		–		–
Deficit(8)	$(24,133	)m	£(13,875	)m	£(9,756	)m	£(9,059	)m	£(8,436	)m	£(14,425	)m

Notes:
(1)	Refer to “Non-GAAP Information” on pages 47 to 48 for a reconciliation of this non-GAAP measure to the most comparable GAAP measure and a discussion of this measure.
(2)	2005 net loss includes the cumulative effect of accounting changes related to intangible assets and post employment benefits that increase net loss by £6,372 million or 9.63p per ordinary share. Net loss and shareholders’ equity for 2005, 2004, 2003 and 2002 have been restated to give effect to the modified retrospective adoption of SFAS No. 123 (Revised 2004). See note 38 to the Consolidated Financial Statements for further details on these changes in accounting policy.
(3)	2002 net loss includes the cumulative effect of accounting changes related to derivative financial instruments reducing net loss by £17 million or 0.02p per ordinary share.
(4)	Amounts reported refer to continuing operations.
(5)	See note 8 to the Consolidated Financial Statements, “(Loss)/earnings per share”. Earnings per American Depository Share (“ADS”) is calculated by multiplying earnings per ordinary share by ten, the number of ordinary shares per ADS. Dividend per ADS is calculated on the same basis.
(6)	The final dividend for the year ended 31 March 2006 was proposed by the directors on 30 May 2006.
(7)	For the purposes of calculating these ratios, earnings consist of profit before tax adjusted for fixed charges, dividend income from associated undertakings, share of profits and losses from associated undertakings and profits and losses on ordinary activities before taxation from discontinued operations. Fixed charges comprise one-third of payments under operating leases, representing the interest element of these payments, interest payable and similar charges and preferred share dividends.
(8)	The deficits for the 2002, 2003 and 2004 financial years are presented on the same basis as the Form 20-F for the year ended 31 March 2004. These deficits have not been restated for the effect of discontinued operations, because the UK GAAP information, which forms the basis of the US GAAP information presented, has not been restated. Even if any such adjustments were made, it is expected that the ratio of earnings to fixed charges would still show a deficit.

Vodafone Group Plc Annual Report 2006	3

Back to Contents

Group at a Glance

Vodafone is the world’s leading mobile
telecommunications company with
mobile operations in 26 countries
around the world and Partner Network
agreements in a further 32 countries.

Germany	Italy	Spain

Closing proportionate customers (‘000)	29,191	18,490	13,521

Average proportionate customer growth (%)	8.4%	6.8%	18.5%

3G devices (‘000)	2,025	2,250	902

Average monthly ARPU	€23.3	€28.5	€35.6

Non-voice revenue as a percentage of service revenue (%)	20.2%	16.7%	14.4%

Revenue (£m)	5,754	4,363	3,995

Operating (loss)/profit(1) (£m)	(17,904)	(1,928)	968

Total assets (£m)	25,029	20,310	13,039

Employees (000s)	10,124	7,123	4,052

Note:
(1)	The operating (loss)/profit in Germany, Italy and Other Mobile Operations is stated after impairment charges of £19,400 million, £3,600 million and £515 million, respectively.

4	Vodafone Group Plc Annual Report 2006

Back to Contents

Highlights

UK	US	Other Mobile Operations	Total Mobile

16.304	23,530	69,535	170,571

7.8%	17.0%	34.0%	18.8%

1,033	–	1,511	7,721

£24.0	$51.4	–	–

20.3%	8.9%	14.3%	17.0%

5,048	–	9,250	28,137

698	1,732	2,008	(14,203)

9,486	17,898	23,937	111,722

10,620	–	22,895	57,442

Vodafone Group Plc Annual Report 2006	5

Back to Contents

Chairman’s Statement

Lord MacLaurin of Knebworth, DL

It has been my privilege
to be the Chairman of a
company that has proved
to be one of the outstanding international success stories
of the last decade.

My last year as Chairman of Vodafone has been a watershed in the history of your Company. We have been undergoing significant change whilst operating in the most challenging market environment the telecommunications sector has seen. Nevertheless, our ability to deliver good growth in the face of increasing competition reflects the unique characteristics of our business, compared to many other mobile operators, particularly the benefits derived from our increasing exposure to faster-growing markets and the opportunity to generate further benefits from our scale.

We maintained strong customer growth across many of our markets and grew our proportionate mobile customer base to over 170 million, representing organic growth of 15% since last year. Importantly, we achieved our 10 million 3G target, which included Japan, during March, which was ahead of plan.

Over the year, we have announced total returns to shareholders of £19.2 billion. We have purchased over 4.8 billion shares in the Company at a cost of £6.5 billion and are paying out £3.7 billion in dividends for the year, including the proposed final dividend of 3.87 pence per share. We are also returning £9.0 billion to shareholders, including £6.0 billion following the sale of our Japanese business. Full details are in the documentation accompanying this Report.

When I became Chairman in July 1998 we had fewer than 6 million customers in 12 countries producing some £2.5 billion of turnover. In the summer of 1999, we acquired AirTouch of the US, followed in 2000 by the acquisition of Mannesmann in Germany. This was a period of huge expansion which formed the basis of the transformation of Vodafone into the world’s leading mobile telecommunications group that has equity interests in 26 countries across five continents with over 170 million proportionate customers worldwide, as well as 32 partner networks, generating turnover this year from our ongoing businesses of over £29 billion. Not only have we extended our geographic reach but we have also transformed our industry by becoming a leader in innovation, introducing groundbreaking services such as Vodafone live! with 3G, thereby setting standards for the mobile industry as a whole. It has been a remarkable achievement.

6	Vodafone Group Plc Annual Report 2006

Back to Contents

Strategy

However, the Group now faces many challenges, particularly of competition, regulation and new technology. During the year, we conducted, in the face of these challenges, a review of the future growth prospects for the Group and our analysis indicated a lower view of growth, particularly in the medium to long term, and led to an impairment of the Group’s goodwill by £23.5 billion, the majority of which is attributable to Vodafone Germany. This charge does not impact this year’s reported cash flows or distributable reserves, out of which we are making returns to shareholders.

However, in this challenging market the Chief Executive has spent a great deal of time reviewing the management structure and future planning required to take the Company forward. In April he announced his new management team and in May they produced a clear forward-looking strategy. I believe that through this statement the Chief Executive sets out a clear vision for the future. I congratulate him on these changes and wish him and his impressive team well.

It has been my privilege to be the Chairman of a company that has proved to be one of the outstanding international success stories of the last decade. The development and expansion of the Group has been made possible by the excellence of the management team whose flair and vision has enabled us to identify international opportunities for profitable growth while at the same time introducing technological advances to enhance the mobile experience for our customers.

It was announced earlier this year that Sir Julian Horn-Smith had decided to retire from the Board following the Annual General Meeting in July. Julian has been with Vodafone for 22 years and a Board member for 10 years. He has had an outstanding career, being a major contributor to the creation of the UK network and subsequently leading the early development of our international presence. More recently he was Group Chief Operating Officer and then Deputy Chief Executive, with responsibility for our affiliates and business development. I am sure all shareholders will join with me in wishing him well for the future.

Peter Bamford, Chief Marketing Officer, who left the Company in early April, was instrumental in developing our brand both within the UK and internationally and developing a number of major initiatives, including the launch of Vodafone live! with 3G. I wish him well and thank him for his contribution to the success of the Company.

At the AGM, we say farewell to Paul Hazen, our Deputy Chairman, who has served with distinction as a non-executive director since 1999. We also say goodbye to Penny Hughes, a fine non-executive director for eight years and who was an exceptional Remuneration Committee Chair for five years. Her contribution cannot be overstated. Paul and Penny leave with our best wishes. Taking Paul’s place as Deputy Chairman and senior independent director will be John Buchanan, who has been a non-executive director since April 2003, shortly after his retirement from BP p.l.c. I am sure that John will discharge his new duties very effectively.

During the year, we welcomed two new non-executive directors to the Board. In September, Philip Yea, Chief Executive Officer of 3i Group plc, was appointed and he was joined in November by Anne Lauvergeon, the Chairman of the Executive Board of AREVA, the leading French energy company. On 1 May, we welcomed Anthony Watson to the Board. Until his recent retirement, he was Chief Executive of Hermes Pensions Management Limited. I know that their collective experience in their different areas of business will be of great benefit to the Company.

Finally I come to my own retirement. As I have said, it has been a great privilege for me to have been Chairman of a truly outstanding British company. I have, however, been particularly saddened this year by the nature of some of the media coverage and particularly by the suggestion of boardroom splits. There are no factions within the Board and any claim that your Board is not united is unfounded. I leave with the knowledge that Vodafone, which is now very different to the company which I first chaired, is well placed to continue to enjoy an exciting and profitable future. I wish Sir John Bond, my successor, Arun Sarin, your Chief Executive, and everyone at Vodafone the very best for the future and thank you all for your support during the last eight years as your Chairman.

Lord MacLaurin of Knebworth, DL
Chairman

Vodafone Group Plc Annual Report 2006	7

Back to Contents

Chief Executive’s Review

Arun Sarin

We delivered another set
of robust financial and
operational results amidst a
more competitive landscape
and announced returns to
shareholders over the year
of £19.2 billion.

Review of the year
We have delivered another year of robust financial performance against a backdrop of increasing competition and regulation, meeting our expectations for revenue, EBITDA margin and free cash flow.

Proportionate customer growth was strong with nearly 22 million organic net additions in the year taking the closing proportionate customer base to over 170 million across 26 countries. Our unrivalled presence provides the platform for the next stage of our strategy.

These results have enabled us to significantly increase returns to shareholders. We have increased dividends per share by 49% to 6.07 pence, purchased £6.5 billion of our shares and announced a special distribution of £9.0 billion.

Financial review
Statutory revenue increased by 10% to £29.4 billion, with over 9% growth in our mobile operations. Excluding the net benefit from acquisitions, disposals and exchange rate movements, we achieved organic revenue growth of 7% in mobile and 8% for the Group as a whole. Strong performances in Spain and several of our emerging markets, including South Africa, Egypt and Romania, helped offset lower growth this year in several of our more established markets. Notwithstanding this lower growth, we outperformed substantially all of our principal competitors in our major markets on revenue and EBITDA growth.

Our focus on profitability delivered an 11% organic increase in adjusted operating profit, with 13% growth in total. The competitive environment led to a necessary increase in net customer acquisition and retention costs but this was mitigated by our ongoing success in delivering operating efficiencies. A key part of this growth has been the strong overall performance from our associates, increasing by over 20% this year, and in particular from Verizon Wireless in the US, growing by nearly 28% as it consolidated its market leadership.

Capital expenditure on fixed assets was £4.0 billion as we continue to invest in broadening our 3G presence. Free cash flow of £6.4 billion was slightly lower than last year as expected, with increases in capital expenditure and lower dividends from Verizon Wireless offsetting an increase of £1.0 billion in net cash flow from operating activities.

Operational highlights
We have been focused on six strategic goals, including delighting our customers and leveraging scale and scope.

A core part of delighting our customers is our 3G offering. When we launched 3G late in 2004, we targeted 10 million consumers by the end of March 2006, including Japan. We reached this during March, shortly before we agreed to sell our Japanese operation.

8	Vodafone Group Plc Annual Report 2006

Back to Contents

Strategy

We have updated our strategy to reflect our changing environment

3G brings an enhanced mobile experience to our customers, who want more speed, greater personalisation and richer content, and provides the platform for our future growth. For consumers, we launched mobile TV capability during the year and will further enhance our music offering during 2006 with the launch of Vodafone Radio DJ, a personalised, interactive radio service streamed to both 3G phones and PCs.

For our business customers, we increased the number of mobile email solutions and range of email devices available. 3G broadband through HSDPA technology was launched in the year offering an enhanced data experience through greater speeds than 3G and faster access to the network. This will improve our already successful Vodafone Mobile Connect offering for laptop users, who have more choice with mobile capability now being built in to the laptop.

Another key part of delighting our customers is measuring customer satisfaction and brand preference. With rising customer expectations and a tougher competitive environment, we are pleased that we continue to outperform our principal competitors in terms of customer satisfaction and that customers continue to show preference for the Vodafone brand.

The second strategic area of focus has been leveraging our scale and scope which delivers benefits through our One Vodafone programme, details of which we set out last year.

We are beginning to deliver real benefits in network supply chain management, as standardised designs lead to a reduced number of vendors and better terms. Our shared service platforms, which centrally host services such as Vodafone live!, are also now established.

Our strategic goals are ultimately designed to deliver shareholder value. With respect to Japan, given the relative competitive position of the business there, the reduced prospects for superior long term returns and an attractive offer from SoftBank, we decided to sell our 97.7% stake based on a value for the business of £8.9 billion. The sale completed in April, with Vodafone receiving £6.9 billion in cash, £6.0 billion of which we are returning to shareholders as part of the £9.0 billion special distribution.

Rapidly changing environment
Overall, we have performed strongly during the last year, meeting our expectations and delivering on our strategic objectives. We have continued to outperform our principal competitors on revenue and EBITDA growth, as well as customer satisfaction. We have established a strong brand around our customer base and increased returns to shareholders significantly. However, our marketplace is changing and we need to change to ensure we can leverage our unique position and continue to outperform our competitors.

There are several key drivers to the changing environment. Competition is increasing not only from established mobile operators but also from new entrants, particularly mobile virtual network operators (MVNOs). There are also new types of competitor. Established fixed line operators are increasingly combining fixed and mobile service offerings. In addition, internet based companies are extending their services to include telecommunications. All of these factors are putting pressure on pricing.

The regulatory environment also remains challenging, with continued regulator-imposed rate reductions on incoming calls across many markets, ongoing pressure to provide access to MVNOs to our networks and a high level of focus on the costs of roaming.

Developments in technology also mean that our customers have far more choice and have changing communication needs, but at the same time they demand simplicity and value for money. In addition to the core benefits of mobility, customers want greater personalisation, faster data speed and richer applications through services centred on the home and the office.

Finally, our growth historically has principally come from developed markets, particularly in Europe. With average penetration now around 100%, these markets are maturing and delivering lower growth. Whilst growth in these markets has slowed, significant growth is now coming from emerging markets where average penetration is below 30%. This is creating greater diversity between our markets than previously. Transactions over the last year in Turkey, South Africa, India and Romania have combined with existing operations in markets such as Egypt to provide us now with greater exposure to this growth potential.

Developing our strategy
These factors require our strategy to evolve so that we can continue to maintain our strong performance and deliver value to customers and shareholders. We have established five key strategic objectives:

•	In Europe, to focus on both cost reduction and revenue stimulation;

•	To deliver strong growth in emerging markets;

•	To satisfy our customer needs and extend our current mobile only offering by innovating and delivering total communications solutions;

•	To actively manage our portfolio to maximise returns; and

•	To align our financial policies regarding capital structure and shareholder returns to support our strategy.

Vodafone Group Plc Annual Report 2006	9

Back to Contents

Chief Executive’s Review
continued

In order to deliver on these objectives, we have reorganised ourselves into three key business units.

In our European businesses, where competition is most intense, we will be focused on leveraging our regional scale to deliver cost reduction and revenue stimulation.

The principal focus in the Eastern Europe, Middle East, Africa, Asia Pacific and Affiliates (EMAPA) region is to deliver strong growth from our businesses in emerging markets.

The new objective of our third business unit, New Businesses, is to enable us to serve the total communications needs of our customers by taking advantage of evolving technology and new opportunities to deliver new services.

Cost reduction
Our primary objective here is to leverage our regional scale and reduce our cost structure in Europe through several approaches in order to maintain our competitiveness.

We will outsource further, particularly for IT development of billing and customer management systems, as a key means to reduce our costs. We will also continue to drive scale benefits, either at a global level, in areas such as network supply chain management as we achieve greater standardisation across the Group, or regionally, such as through the establishment of regional data centres to support our European operations. As the size of the Group evolves, we need to ensure the appropriate balance between local and group, particularly in respect of central functions, and this is expected to result in over 400 fewer group positions.

Revenue stimulation
In Europe, our customers use their mobiles on average for only four minutes a day and approximately two-thirds of voice traffic continues to travel across fixed lines. We therefore aim to stimulate additional voice usage and substitute fixed line usage for mobile in a way that enhances both customer value and revenue.

For our consumers, we will seek to enhance revenues by continuing to deliver innovative bundles and tariffs to stimulate usage, building on success in areas such as 3G bundles, targeted promotions, family plans that focus on community groups and roaming through Vodafone Passport.

We are already targeting fixed to mobile substitution in the home through offerings such as Vodafone Zuhause in Germany and Vodafone Casa in Italy and aim to target office communications by building on our success in business with leading edge services, such as Oficina Vodafone in Spain, and applications through the benefits of broadband.

Deliver strong growth in emerging markets
A source of growth is through emerging markets. Our focus here is to build on our strong track record of creating value in emerging markets, having delivered strong performances over time in markets such as Egypt and South Africa. Our aim is to outperform not only our competitors but also our acquisition business plans. For example, since we achieved control in Romania last year, the business has performed strongly and ahead of our original expectations.

We will seek selective opportunities to increase our emerging markets footprint as well as taking opportunities to increase our stakes in existing markets, with a view to gaining control where possible over time.

Delivering our customers’ total communication needs
Customers have access to new technologies, devices and services. As a complement to mobility, they want Vodafone to provide a number of new services within the home and the office.

We will extend our reach into the home and the office to deliver richer business applications and integrated fixed and mobile services, such as higher speed internet access. We will use technologies such as HSDPA, DSL and WiFi to do this. Later this year, we will be enhancing our Vodafone Zuhause offering to incorporate DSL.

Developments in technology will also enable us to provide integrated mobile and PC offerings to give customers a consistent experience whether they are at home or on the move, with core services such as VOIP and instant messaging. We also aim to extend our business model to generate revenue from advertising in ways that customers find attractive.

We will continue to pursue a mobile centric approach, focusing on the core benefits to customers of mobility and personalisation, and will resell fixed line technologies only according to customer needs.

Actively managing our portfolio
We seek to invest only where we can generate superior returns for our shareholders in markets that offer a strong local position, with focus on specific geographic regions. It is our policy to apply strict investment criteria to ensure that transactions yield a return above the cost of capital within three to five years and overall create substantial value for our shareholders. Equally, we will consider exiting businesses which do not meet our performance requirements or provide an opportunity to create shareholder value.

There has been much speculation about our position in the US. Verizon Wireless is the market leader on nearly all key metrics and has significant local and regional scale, with over 50 million customers. We will always consider the most appropriate way to deliver shareholder value. However, we expect continued strong growth in the US and are therefore happy to remain with our existing stake.

10	Vodafone Group Plc Annual Report 2006

Back to Contents

Strategy

We have a significant opportunity to deliver value to both our customers and shareholders.

Financial implications
Our One Vodafone programme, which primarily has been focused on our mature mobile markets in Europe, delivers efficiencies in operating costs, being payroll and other operating expenses, and in capital expenditures. We have previously targeted keeping these total costs broadly stable between the 2004 and 2008 financial years, with operating costs expected to rise at a lower rate than revenue. Through our new strategic objectives, we now expect underlying operating costs alone to be broadly stable between the 2006 and 2008 financial years for the total of our European operations and central costs.

On the same basis, we continue to target expenditures on fixed assets to be 10% of revenue for the 2008 financial year. We also continue to expect at least 1% additional revenue market share between the 2005 and 2008 financial years, measured against our established principal competitors in Germany, Italy, Spain and the UK.

Our strategic changes also have implications on returns to shareholders and our capital structure. We have previously indicated an intention to pay out approximately 50% of adjusted earnings per share for the 2007 financial year onwards. We now consider it appropriate to target a 60% payout ratio, with effect for the full 2006 financial year, with a view to growing the dividend per share in line with underlying earnings per share thereafter. Dividends per share have, therefore, increased by 49% to 6.07 pence for the year.

As we enter a new phase in our development, we believe that the most appropriate capital structure, which meets the needs of both the business and shareholders, is one that reflects a higher level of gearing. The incremental borrowing capacity this provides enables an additional return of £3.0 billion to shareholders, which will be combined with the £6.0 billion return of cash from the sale of Japan in early August. As a result, we do not currently plan any further share purchases or other one-off returns to shareholders.

This £9.0 billion one-off return, together with the £6.5 billion share purchase programme completed during the last year and £3.7 billion of dividends, gives an overall return to shareholders of £19.2 billion.

Prospects for the year ahead
While we are delivering on cost reduction, revenue stimulation and emerging market growth in the shorter term, the potential benefits from serving our customers’ total communications needs will materialise over a longer timeframe.

For the year ahead, we expect operating conditions to remain challenging, with a continued intense competitive environment and further regulatory pressure, but nevertheless see continued growth in Group revenue. We are anticipating higher customer investment, pricing pressures and further termination rate reductions to impact growth in adjusted operating profit, however initiatives to deliver further cost efficiencies are expected to mitigate this effect.

Capital expenditure on fixed assets is expected to be in the range of £4.2 billion to £4.6 billion, higher than last year due to the investment needs for recent acquisitions and the wider rollout of HSDPA. Free cash flow is anticipated to be in the range of £4.0 billion to £4.5 billion. Higher tax payments, including around £1.2 billion, with interest costs, from settling some long standing disputes, increased capital expenditure and higher financing costs from our increased borrowing, are expected to offset continued growth in underlying operating cash flows.

Executing our strategy
We have a good track record of delivering against our plans and demonstrating outperformance against the majority of our principal competitors. However, our environment is changing and we need to adapt to ensure we continue to meet our customer needs and deliver superior returns to shareholders.

We have established clear strategic objectives: cost reduction and revenue stimulation in Europe; innovating and delivering total communications solutions; delivering strong growth in emerging markets; actively managing our portfolio to maximise returns; and aligning our financial policies to our strategy. We have reorganised the business as we begin to deliver against these objectives.

Vodafone is well placed to execute on this strategy. Our scale makes us the clear partner of choice for others and we have a track record for innovation. We have a strong brand and an unrivalled customer reach. As customer demands evolve and technology converges, we remain focused on the core benefits of mobility and personalisation as we seek to deliver total communications solutions. We have a significant opportunity to deliver value to both our customers and shareholders.

On a final note, on behalf of the Board, I would like to express sincere thanks to Ian MacLaurin, who is retiring as Chairman, for his service and support to the Company since 1997. We wish him continued success.

Arun Sarin
Chief Executive

Vodafone Group Plc Annual Report 2006	11

Back to Contents

Business Overview

Introduction
Vodafone Group Plc is the world’s leading mobile telecommunications company, with a significant presence in Europe, the Middle East, Africa, Asia Pacific and the United States through the Company’s subsidiary undertakings, joint ventures, associated undertakings and investments.

The Group’s mobile subsidiaries and joint venture in Italy operate under the brand name “Vodafone”. In the United States, the Group’s associated undertaking operates as Verizon Wireless. During the last two financial years, the Group has also entered into arrangements with a number of its associated undertakings and with network operators in countries where the Group does not hold an equity stake. Under the terms of these Partner Market agreements, the Group and its Partner Markets co-operate in the development and marketing of certain services, often under dual brand logos. This has expanded the Group’s global footprint in Europe, Asia Pacific and, most recently, South America.

The Group provides a wide range of voice and data mobile telecommunications services, including text messages (“SMS”), picture messages (“MMS”) and other data services, and is continually developing and enhancing service offerings, particularly through third generation (“3G”) mobile technology which is being deployed in the majority of the Group’s operations. Services are provided to both consumers and corporate customers, through a variety of both prepaid and contract tariff arrangements.

The Group’s mobile services are currently offered over a Global System for Mobile Communications (“GSM”) network, on which a General Packet Radio Service (“GPRS”) service is also provided and, in certain operations, over a Wideband Code Division Multiple Access (“W-CDMA”) 3G network. The Group’s discontinued operation in Japan operated a different technology to GSM. Where licences have been issued, the Group has secured 3G licences in all jurisdictions in which it operates through its subsidiary undertakings and continues to roll out mobile 3G network infrastructure. Vodafone offered 3G services in 11 of its controlled operations at 31 March 2006.

The Group is managed and organised by business and geography. The Group has mobile and fixed line telecommunications businesses, with the latter referred to as Other Operations. Vodafone’s principal mobile operations are located in Germany, Italy, Spain, the UK and the US with the Group’s Other Mobile Operations covering operations in Europe, the Middle East, Africa and Asia Pacific. In addition, there are a number of central functions which provide services to the mobile operations and allow the Group to leverage its scale and scope and manage risk effectively. Other Operations principally consists of the Group’s controlling interest in a fixed line telecommunications business in Germany. On 1 May 2006, changes to the organisational structure were effected with the objective of focusing the Group’s mobile businesses according to different market and customer requirements.

The Company’s ordinary shares are listed on the London Stock Exchange and the Company’s ADSs are listed on the New York Stock Exchange (“NYSE”). The Company had a total market capitalisation of approximately £72 billion at 26 May 2006, making it the fifth largest company in the Financial Times Stock Exchange 100 index and the twenty second largest company in the world based on market capitalisation at that date.

Mobile Telecommunications
Local operations
The Company has equity interests in 26 countries, through its subsidiary undertakings, joint ventures, associated undertakings and investments. Partner Market arrangements extend the Group’s footprint to a further 32 countries.

At 31 March 2006, based on the registered customers of mobile telecommunications ventures in which it had equity interests at that date, the Group had approximately 170.6 million customers, calculated on a proportionate basis in accordance with the Group’s percentage interest in these ventures, and 518.0 million registered venture customers. The table on the following page sets out a summary of the Company’s worldwide mobile operations at 31 March 2006 and venture customer growth in the year then ended (the “2006 financial year”).

Competition
The Group faces a high degree of competition in each of its geographic markets. It is subject to indirect competition from providers of other telecommunications services in the domestic markets in which it operates in addition to direct competition from existing mobile telecommunications network operators and MVNOs who do not operate a mobile telecommunications network. There are also new types of competitors, such as fixed line operators offering combined fixed and mobile service offerings, and internet based companies extending their services to include telecommunications. Competitive pressures have adversely impacted the level of customer churn, although this has been managed by reductions in tariffs and a continued focus on customer acquisition and retention initiatives.

The Group expects that competition will continue from existing operators as well as from a number of new market entrants, including those arising following the award of new 3G licences and MVNOs. The scope of this increased competition, and the impact on the results of operations, is discussed further in “Performance – Risk Factors, Trends and Outlook”.

Many of Vodafone’s key markets are highly penetrated with over 100% penetration rates in some, largely due to a number of customers owning more than one subscriber identity module (“SIM”), which is, broadly, the Group’s basis for defining a customer. The Group has estimated penetration rates at 31 December 2005 for its principal markets as follows:

Market	Penetration (%)

Germany	96
Italy	122
Spain	98
UK	109
US	69

A summary of the significant mobile competitors in its markets at 31 March 2006 is also provided in the following table.

12	Vodafone Group Plc Annual Report 2006

Back to Contents

Business

Summary of Group mobile telecommunications businesses at 31 March 2006(1)

							Registered
			Venture		Venture		proportionate	Registered
	Percentage		customers	(4)	customer		customers	prepaid
Country by region(2)	ownership	(3)	(’000)		growth (%)	(5)	(’000)	prepaid (%)	(6)	Names of significant mobile competitors	(7)

Germany	100.0		29,191		7.2		29,191	53.3		E-Plus, O2 , T-Mobile
Italy(8)	76.9		24,056		6.9		18,490	92.2		TIM, Wind, 3
Spain	100.0		13,521		17.9		13,521	50.4		Amena, Telefónica Móviles, Xfera	(9)
UK	100.0		16,304		6.4		16,304	61.1		Orange, O2, T-Mobile, 3, Virgin Mobile

US(10)	44.4		53,020		16.7		23,530	5.5		National operators(11): Cingular Wireless,
										Sprint Nextel, T-Mobile

Other mobile operations
Subsidiaries
Albania	99.9		773		19.1		772	96.8		AMC
Australia	100.0		3,177		16.3		3,177	74.0		Optus, Telstra, 3
Czech Republic	100.0		2,214		–		2,214	47.5		T-Mobile, Eurotel Praha
Egypt	50.1		6,615		59.9		3,314	90.4		MobiNil
Greece	99.8		4,479		11.9		4,471	66.4		Cosmote, Q-Telecom, TIM
Hungary	100.0		2,063		18.9		2,063	68.9		Pannon GSM, T-Mobile
Ireland	100.0		2,075		6.3		2,075	73.7		Meteor, O2, 3
Malta	100.0		175		4.8		175	89.8		Go Mobile
Netherlands	99.9		3,913		3.2		3,909	52.4		KPN Mobile, Orange, T-Mobile, Telfort	(12)
New Zealand	100.0		2,068		9.4		2,068	77.6		Telecom
Portugal	100.0		4,276		19.2		4,276	79.7		Optimus, TMN
Romania	100.0		6,384		27.1		6,384	64.9		Orange, Cosmorom, Zapp

TOTAL			38,212		28.8		34,898	71.8

Other joint ventures
Fiji	49.0		206		32.9		101	94.0		–
India	10.0		19,579		–		1,958	82.8		Hutch, Idea, BSNL/MTNL, Reliance Infocom,
										Tata Teleservices
Kenya	35.0		3,944		56.9		1,380	98.2		Celtel	(13)
Poland	19.6		9,779		32.9		1,918	56.5		Orange, ERA
South Africa(14)	49.9		23,520		51.9		10,968	89.5		Cell C, MTN

TOTAL			57,028		123.6		16,325	82.2

Other associates and investments
Belgium	25.0		4,338		1.0		1,085	57.7		BASE (KPN), Mobistar (Orange)
China	3.3		260,645		20.9		8,523	76.0		China Netcom, China Telecom, China Unicom
France	44.0		17,282		8.2		7,612	44.0		Bouygues, Orange
Switzerland	25.0		4,370		10.2		1,092	39.0		Orange, Sunrise, Tele2

TOTAL			286,635		19.5		18,312	73.2

GROUP TOTAL			517,967		24.2		170,571	65.9

Notes:
(1)	The above information is presented for continuing operations only. Japan is classified as a discontinued operation and had 15,210,000 venture customers and14,858,000 registered proportionate customers at 31 March 2006.
(2)	All controlled networks and the jointly controlled network in Italy operate under the Vodafone brand, with the exception of Vodafone Romania, which operates under the dual brand Connex Vodafone. Networks in which the Company does not have a controlling interest operate under the following brands: Belgium – Proximus; China – China Mobile; Fiji – Vodafone; France – SFR; India – Airtel; Kenya – Safaricom; Poland – Plus GSM; South Africa – Vodacom; Switzerland – Swisscom Mobile; US – Verizon Wireless.
(3)	All ownership percentages are stated as at 31 March 2006 and exclude options, warrants or other rights or obligations of the Group to increase or decrease ownership in any venture as detailed in “Financial Position and Resources – Liquidity and Capital Resources – Option agreements” Ownership interests have been rounded to the nearest tenth of one percent.
(4)	See page 49 for a definition of a customer.
(5)	Venture customer growth is for the year to 31 March 2006.
(6)	Prepaid customer percentages are calculated on a venture basis at 31 March 2006.
(7)	Includes significant MVNOs which do not operate a mobile telecommunications network.
(8)	Vodafone Italy is a joint venture.
(9)	Licensed network operator, scheduled to commence commercial service during the 2007 financial year.
(10)	The Group’s ownership interest in Verizon Wireless is 45.0%. However, the Group’s proportionate customer base has been adjusted for Verizon Wireless’s proportionate ownership of its customer base across all its network interests of approximately 98.6%, at 31 March 2006. In the absence of acquired interests, this proportionate ownership will vary slightly from period to period depending on the underlying mix of net additions across each of these networks.
(11)	This is not a full list of US network operators. In the United States, in addition to the national operators shown, there are several regional and numerous local operators.
(12)	Telfort was acquired by KPN Mobile during the financial year but still operates its own network.
(13)	The Kenyan Government has awarded a third licence but the operator had not commenced service at 30 May 2006.
(14)	On 20 April 2006, the Group’s ownership percentage increased to 50%.

Vodafone Group Plc Annual Report 2006	13

Back to Contents

Business Overview
continued

Partner Markets
Partner Markets are operations in which the Group has entered into a partnership agreement with a local mobile operator, enabling a range of Vodafone’s global products and services to be marketed in that operator’s territory. The Group’s Partner Market strategy enables the Group to implement its global services in new territories, extend its brand reach into new markets and create additional revenue without the need for equity investment.

Similar agreements also exist with a number of the Group’s associated undertakings.

Details of the partnership agreements in place as at 31 March 2006 are provided on the Group’s website.

Licences and network infrastructure
Licences
The Group is dependent on the licences it holds to operate mobile telecommunications services. Further detail on the issue and regulation of licences can be found in “Regulation”. The table below summarises the significant licences held by the Group’s mobile operating subsidiaries and the Group’s joint venture in Italy:

Date of
Country by	Licence	Licence expiry	Network	commencement of
region	type	date	type	commercial service

Germany	2G	December 2009	GSM/GPRS	June 1992
	3G	December 2020	W-CDMA	February 2004

Italy	2G	January 2015	GSM/GPRS	December 1995
	3G	December 2021	W-CDMA	February 2004

Spain	2G	July 2023(1)	GSM/GPRS	October 1995
	3G	April 2020	W-CDMA	February 2004

UK	2G	See note(2)	GSM/GPRS	December 1991
	3G	December 2021	W-CDMA	February 2004

Other mobile operators
Albania	2G	June 2016	GSM	August 2001
Australia	2G	June 2017(3)	GSM/GPRS	September 1993
	3G	October 2017	W-CDMA	October 2005
Czech Republic	2G	November 2020	GSM/GPRS	March 2000
	3G	February 2025	W-CDMA	See note(4)
Egypt	2G	May 2013	GSM/GPRS	November 1998
Greece	2G	September 2012	GSM/GPRS	July 1993
	3G	August 2021	W-CDMA	July 2004
Hungary	2G	July 2014(5)	GSM/GPRS	November 1999
	3G	December 2019	W-CDMA	December 2005
Ireland	2G	December 2014	GSM/GPRS	March 1993
	3G	October 2022	W-CDMA	May 2003
Malta	2G	September 2010	GSM/GPRS	July 1997
	3G	August 2020	W-CDMA	–
Netherlands	2G	February 2013(1)	GSM/GPRS	September 1995
	3G	December 2016	W-CDMA	February 2004
New Zealand	2G	See note(6)	GSM/GPRS	July 1993
	3G	March 2021(6)	W-CDMA	August 2005
Portugal	2G	October 2006	GSM/GPRS	October 1992
	3G	January 2016	W-CDMA	February 2004(7)
Romania	2G	December 2011	GSM/GPRS	April 1997
	3G	March 2020	W-CDMA	April 2005

Notes:
(1)	Date relates to 1800MHz spectrum licence. Vodafone Netherlands and Vodafone Spain also have separate 900MHz spectrum licences which expire in March 2010 and February 2020, respectively.
(2)	Indefinite licence with a one year notice of revocation.
(3)	Date refers to 900MHz spectrum licence. Various licences are held for 1800MHz licences, which are issued by specific regional regulators. The earliest expires in June 2013 and the latest in March 2015.
(4)	Planned for the 2007 financial year.
(5)	There is an option to extend this licence for seven years.
(6)	Vodafone New Zealand owns three GSM 900 licences (2x21MHz) and one GSM1800 licence (2x15MHz). The GSM900 licences expire in November 2011, July 2012 and September 2021. The GSM1800 licence expires in March 2021.
(7)	Portugal launched the Vodafone Mobile Connect 3G/GPRS data card in February 2004, and the launch of 3G voice services took place in May 2005.

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

In a second generation (“2G”) network, each cell contains a base station using a number of radio frequencies or channels. A group of base stations is connected to a base station controller, which in turn is connected to a mobile switching centre and then via a gateway support node for access to a fixed line network or the internet.

In a 3G network, voice or data traffic is passed through a node B, being similar to a base station in a 2G network, to a radio network controller, which is then connected to a mobile switching centre, similar to a 2G network.

Base stations and node Bs form a core element of a mobile network and an insufficient number of base stations can result in loss of service for customers. In addition, the correct deployment of the right base stations is instrumental in achieving the network quality and coverage that are crucial to customer satisfaction.

2G
Vodafone operates 2G networks in all its mobile operating subsidiaries, principally through GSM networks, offering customers services such as voice, text messaging and basic data services. In addition, all of the Group’s controlled networks, with the exception of Albania, operate GPRS, often referred to as 2.5G. GPRS allows mobile devices to be used for sending and receiving data over an internet protocol (“IP”) based network, enabling wireless access to data networks like the internet.

The GPRS data service offering includes internet and e-mail access allowing the customer to be always connected at download speeds slightly below a dial-up modem. Vodafone also offers a great variety of services on its Vodafone live! portal, such as picture and video messaging, download of ringtones, news and many other services.

3G
Vodafone’s 3G networks, operating the W-CDMA standard, provide customers with mobile broadband data access, allowing data download speeds of up to 384 kilobits per second (“kbps”), which is up to seven times faster than a dial-up modem. Vodafone has expanded its service offering on 3G networks with high speed internet and e-mail access, video telephony, full track music downloads, mobile TV and other data services in addition to existing voice and data services.

The Group has secured 3G licences in all jurisdictions in which it operates through its subsidiary undertakings and in which such licences have been awarded to date, as well as in Italy through its joint venture. Vodafone expects to participate in additional 3G licence allocation procedures in other jurisdictions in which it operates. No assurances can be given that the Group will be successful in obtaining any 3G licences for which it intends to apply or bid.

Roll out of the 3G network infrastructure has continued throughout the 2006 financial year across the Group’s mobile operations, with additions to property, plant and equipment and computer software amounting to approximately £4.0 billion during the financial year, including approximately £1.1 billion expenditure on 3G network infrastructure. By the end of March 2006, over 33,000 node B’s were in operation in the Group’s controlled operations and the Group’s joint venture in Italy. In many of the Group’s markets, Vodafone has achieved the leading position on 3G coverage and quality of service.

14	Vodafone Group Plc Annual Report 2006

Back to Contents

Business

High Speed Downlink Packet Access (“HSDPA”)
After successful field tests, Vodafone has started to upgrade existing 3G networks with HSDPA.

HSDPA enables data transmission speeds of up to two megabits per second (“Mbps”) in the first phase, with up to 14.4 Mbps achievable with later releases. This will provide customers with faster access speeds than experienced on existing 3G networks.

HSDPA is enabled through the deployment of new software in the 3G radio network and expanding the processing capabilities of the node B. Significant performance benefits are achieved by using mechanisms that use the radio interface more effectively and are further adapted to ‘bursty’ packet based data traffic using IP. A Vodafone Mobile Connect data card which supports HSDPA is available commercially, and compatible Vodafone live! handsets will be launched in the summer of 2006.

HSDPA has been launched commercially by a number of the Group’s mobile operations, including Germany and Portugal, and will be launched by other operating companies in the Group during the 2007 financial year.

While HSDPA focuses on downlink (network to mobile), Vodafone is also working on improving the data speeds in the uplink (mobile to network) to achieve speeds of up to 384kbps.

Global services
Supply chain management
Handsets, network equipment, marketing and IT services account for the majority of Vodafone’s purchases, with the bulk of these purchases from global suppliers. The Group’s Global Supply Chain Management (“GSCM”) team is responsible for managing most of the Group’s relationships with these suppliers.

As GSCM has expanded its scope of activities, Vodafone has seen significant progress in reducing per unit capital and operational expenditures, by leveraging the Group’s scale.

GSCM works with more than 250 strategic suppliers. A consistent supplier performance management process has been implemented across the Group’s mobile operations and Vodafone is actively managing a growing number of key suppliers in this way. Key suppliers are evaluated across six areas, covering aspects of financial stability, technological and commercial criteria, delivery and quality management requirements and corporate responsibility. This process is also being applied to consider relationships with new suppliers, and recently several Chinese suppliers have been qualified for business through GSCM’s China Sourcing Initiative.

GSCM also strives to identify best practice across the Group’s mobile operations with the aim of harmonising business processes, which will bring the benefits of further reducing procurement costs and reducing time to market.

Global suppliers are required to comply with the Group’s Code of Ethical Purchasing which sets out the labour and environmental standards the Group expects suppliers to meet. The Code is based on the Group’s values and international standards, including the Universal Declaration of Human Rights and the International Labour Organisation Conventions on Labour Standards.

A business-to-business electronic commerce strategy is currently being implemented to further increase transparency and control. In the 2006 financial year, purchases of more than £0.8 billion have been effected through e-auctions, driving significant cost savings.

More recently, a global demand management application has been implemented as part of the One Vodafone programme. This web-based application has been developed to provide improved co-ordination of the global purchase of handsets, providing benefits such as the reduction of inventory and obsolescence risk, improved availability and improved effectiveness to allow the Group to respond better to market changes.

It is the Group’s policy to agree terms of transactions, including payment terms, with suppliers and it is the Group’s normal practice that payment is made accordingly. The number of days outstanding between receipt of invoices and date of payment, calculated by reference to the amount owed to suppliers at the year end as a proportion of the amounts invoiced by suppliers during the year, was 36 days (2005: 35 days) in aggregate for the Group.

Products and services
Voice services
Revenue from voice services makes up the largest portion of the Group’s revenue and the Group is undertaking a wide range of activities to encourage growth in the usage of these services. In increasingly competitive local markets where value for money is an important consideration, improving use of existing products and developing a range of new offerings for customers has helped the Group to continue to grow total voice revenue.

Value for money is an important factor for customers when choosing a mobile phone network and is also important in encouraging usage of services whilst maximising revenue and margins. Two main charging or payment models exist in the mobile market – contract and prepaid. Contract customers are usually governed by a written contract and credit facilities are granted to them to enable access to mobile network services. In most cases, contracts have a term of 12 to 24 months with monthly payments for services and, in many of the Group’s mobile operations, the option of purchasing a subsidised handset. A prepaid customer pays in advance in order to gain access to voice and other services. The take-up of these models in the markets in which the Group operates varies significantly, from the US, where the vast majority of customers are on contract plans, to Italy and Egypt, where the market is predominantly prepaid.

The Group has made pricing more customer friendly and value inclusive in a number of its mobile operations. In many cases, these new price structures include large minute bundles that allow customers to talk more for longer. These larger bundle packages and promotions have driven significant usage growth in many of the markets in which the Group operates, although the price per minute is falling across most markets.

Revenue is generated by incoming as well as outgoing calls. Interconnect revenue is received when a customer of a fixed line or other mobile operator network calls a Vodafone customer. Approximately a fifth of mobile voice revenue is derived from incoming calls.

The Group continues to invest in providing enhanced network coverage for services in response to Group-wide customer feedback. In parallel, the Group is improving network service quality to ensure that customers can use their mobile phone whenever and wherever they want.

Social products
Work has continued this year on making mobile services more accessible to people with special communication needs. Vodafone has undertaken significant research to better understand the levels of exclusion relating to use of mobile technology, which is helping to inform relevant areas of the business.

A new Social Investment Fund has been formed to provide incremental resources going forward and to seed initiatives that can demonstrate high social value. One of the initiatives likely to benefit from this is M-pesa, an innovative mobile micro-finance service now on trial in Kenya. This service, run in conjunction with a local bank and Vodafone’s Kenyan joint venture, Safaricom, enables customers to move money in and out of accounts, between other customers and to withdraw cash, all using secure mobile messaging.

Non-voice services
Messaging services
All of the Group’s mobile operations offer SMS, which allows customers to send and receive text messages using mobile handsets and various other devices. SMS usage continued to grow in the 2006 financial year and is the largest contributor to total messaging revenues. MMS, which offers customers the ability to send and receive multiple media, such as pictures, music, sound, video and text, to and from other compatible devices is also available in all Group mobile operations, with the exception of Albania. MMS has enjoyed strong revenue growth in the 2006 financial year across the Group.

Vodafone’s mobile instant messaging service (“Vodafone Messenger”) was re-launched during November 2005 in Italy, Spain and the Netherlands and is currently available in 11 countries. The service has full compatibility with Microsoft’s MSN Messenger in order to address growing customer needs for instant communications.

Vodafone live!
Vodafone live!, the Group’s integrated communications and multimedia proposition initially launched in October 2002, has continued to grow strongly. The proposition, targeted primarily at the young adult (“young active fun”) segment, has been launched in four new markets since 31 March 2005, bringing the total number of countries now offering Vodafone live! to 24. The new markets added in the 2006 financial year were Luxembourg, Iceland, Cyprus and South Africa. At 31 March 2006, there were 27.1 million Vodafone live! active devices on the Group’s controlled and jointly controlled networks, with an additional 5.9 million devices connected in the Group’s associated undertakings.

Vodafone Group Plc Annual Report 2006	15

Back to Content

Business Overview
continued

Vodafone has continued to develop the Vodafone live! proposition by offering a new range of services, content, handsets and tariffs. The design of the Vodafone live! portal, through which customers can access a range of online services – including games, ringtones, news, sports and information – is being continually enhanced to provide richer content and to make it easier for customers to find and purchase content.

The important ringtones market has continued to develop with mass market adoption of ‘real-tones’ where customers are able to purchase samples of real music recordings as ringtones from artists signed to labels including EMI, Sony BMG Music Entertainment, Universal Music and Warner Music.

Tariff structures have been updated, with a range of messaging and content based bundles now available to customers. These have delivered improved customer value, particularly when offered in conjunction with a handset purchase. In addition, browsing charges for accessing the mobile internet have been simplified in many markets, making it more attractive for customers to browse the web using their mobile phones.

23 new 2.5G phones have been added to the Vodafone live! portfolio in the 2006 financial year, with an increased emphasis on exclusive and customised devices. The new handsets have offered improved camera capabilities, better connectivity, with a significant proportion of devices now offering ‘Bluetooth’ (a wireless link function), and increased memory card storage to enable customers to save content on their devices.

Throughout the 2006 financial year, Vodafone has continued to develop standards in the areas of terminals, platforms, games, digital rights management and MMS. These initiatives are expected to lead to increased speed to market and better services for customers.

Vodafone live! with 3G
In November 2004, the Group launched Vodafone live! with 3G across 13 markets, with an initial portfolio of 10 devices. Vodafone live! with 3G is now available in 10 controlled markets, two joint venture markets, three associated company markets and three Partner Markets. At 31 March 2006, there were 7.1 million devices registered on the controlled and jointly controlled networks capable of accessing the Vodafone live! with 3G portal, and the portfolio of Vodafone live! with 3G devices had expanded to 35. 17 new 3G phones have been added to the portfolio during the 2006 financial year.

An enhanced mobile experience gives Vodafone live! with 3G customers access to a range of high quality content and communication services. Vodafone live! with 3G customers can now experience news broadcasts, sports highlights, music videos, movie trailers and other video content at a quality approaching that of digital television.Vodafone continues to work with leading content partners, including HBO, Eurosport, MTV, UEFA Champions League, Fox and Discovery, to enhance the mobile TV and film content offering. The wide bandwidth of 3G supports access to sophisticated 3D games and the portfolio of mobile games is continually expanding.

The 3G service also supports full track music downloads which allow customers to use their phone to listen to music, choosing from a range that currently includes more than 600,000 music tracks. Vodafone has secured music from some of the world’s greatest artists through agreements with EMI, Sony BMG Music Entertainment, Universal Music, Warner Music and other independent record labels. Using the 3G service, customers can also download live performance videos and stream clips direct to their mobiles.

In the coming year, Vodafone will continue to enhance the music offering with the introduction of Vodafone Radio DJ, a personalised, interactive radio service streamed to both 3G phones and PCs. Customers will have access to hundreds of thousands of tracks and will be able to personalise radio channels to their taste. This service will be offered on a monthly subscription, giving unlimited listening time, and is due for release in more than 20 countries over the next year.

In February 2006, a deal was signed with Google giving Vodafone customers access to the Google search engine via the Vodafone live! portal. The addition of the Google search engine (to be available from October 2006) will help customers access content more easily both on-portal and on the wider ‘mobile internet’. The agreement also sees the introduction of a new advertising based revenue stream to Vodafone live! by incorporating relevant sponsored links within customer search results. The partnership provides a future framework for other innovative collaborations between Vodafone and Google, bringing new opportunities to further expand consumer offerings by incorporating other existing Google products.

Content standards
Vodafone has continued to provide a leadership role in content standards with the launch of a global access control programme and an off-net filter. The access control programme demonstrates Vodafone’s commitment to deliver content responsibly and provides the capability for parents to restrict access to content that may be inappropriate for younger users. Ensuring that the mobile needs of parents and their children are satisfied will remain a priority during the 2007 financial year.

As new media channels evolve, a number of Vodafone initiatives are designed to ensure protection for our customers from inappropriate content, contact and commercialism. These include providing supporting guidelines around the marketing of content to customers, signing up to the codes of practice on spam content and the development of editorial guidelines to provide more robust parental controls.

Vodafone Mobile Connect data cards
First launched in April 2003, the Vodafone Mobile Connect data card provides simple and secure access to existing business information systems such as email, corporate applications, company intranets and the internet for customers on the move. Access speeds vary depending on which technology the data card is using but typically ranges from 384 kbps when connected to a 3G network up to 1.2 Mbps when connected to a network enabled with HSDPA technology. The Vodafone Mobile Connect with 3G broadband data card, which utilises HSDPA technology, has been launched in five markets, with other markets to follow during the 2007 financial year.

The Vodafone Mobile Connect 3G/GPRS data card has now been rolled out across 11 controlled markets, two joint venture markets, three associated companies markets and ten Partner Markets. Vodafone Mobile Connect data cards are available in an increasing number of distribution channels.

During the 2006 financial year, Vodafone announced the launch of built-in 3G broadband connectivity with Acer, Dell and Lenovo notebooks. The roll out of the notebooks will further enhance the choices available to Vodafone customers for high speed mobile working.

The product portfolio was enhanced during the financial year with the launch of an EV-DO data card allowing customers to connect with Verizon Wireless’ high speed data network whilst travelling in the US. In addition, Vodafone also launched a 3G router in conjunction with Cisco and Linksys, which enables mobile connectivity for groups of employees.

At 31 March 2006, there were 0.7 million registered Vodafone Mobile Connect data cards in the Group’s controlled and jointly controlled markets.

Vodafone Wireless Office
Vodafone Wireless Office offers companies the opportunity to reduce the number of fixed desk phones they have and facilitates the move of voice minutes from the fixed to the mobile network through a solution that includes elements that can match or better fixed line call costs, desk phone functionality and user experience. A closed user group tariff, allowing employees to call each other for a flat monthly fee, is a key part of the offer. Another optional element allows a customer to control their mobile phone from their PC or laptop.

At 31 March 2006, Vodafone Wireless Office was available in 14 markets and had over 1.5 million customers.

Other business services
Beyond the wireless enablement of notebook computers, there is an increasing demand for handheld solutions that allow real-time access to email, calendar, contact and other applications. During 2004, Vodafone launched its BlackBerry® from Vodafone proposition, which is now available in 11 controlled markets, two joint venture markets, three associated company markets and nine Partner Markets.

There were 0.4 million BlackBerry from Vodafone customers on the Group’s controlled and jointly controlled networks as at 31 March 2006.

On 21 April 2005, the Group announced the roll out of Vodafone Push email, a service providing real-time, secure and remote access to email, contacts and calendar direct to a range of business-focused mobile devices. The service has been rolled out in six controlled markets, one joint venture market, two associated company markets and two Partner Markets. At 31 March 2006, the service was supported by ten global devices and a varied number of local devices in the controlled markets.

Roaming services
When travelling abroad roaming allows mobile phone users to make and receive calls using another mobile network in the visited country. The Group continued to expand its roaming coverage and services during the 2006 financial year. The focus of the year, however, was to provide reduced, clearer and easier to understand prices to our customers under the Vodafone Travel Promise roaming campaign launched in May 2005.

On 8 May 2006, the Group announced that average European roaming costs for Vodafone customers will be cut by at least 40% by April 2007, when compared to the period from June to August 2005. This is expected to benefit over 30 million Vodafone customers who roam every year, and will see the average cost of roaming in Europe fall from over 90 eurocents per minute to less than 55 eurocents per minute. The average

16	Vodafone Group Plc Annual Report 2006

Back to Contents

Business

saving was determined by calculating the expected cost per minute for all Vodafone’s European customers who roam within the EU during the month of April 2007 and comparing this to the average cost per minute for all European customers who roamed within the EU during the period from June to August 2005 (see “Regulation”).

Vodafone also announced that it will enter into reciprocal wholesale arrangements with any other European operator at no more than 45 eurocents per minute for voice calls within the EU from October 2006. This will enable both Vodafone and other European mobile operators to continue to lower the cost of roaming to customers outside of their own networks.

Vodafone Passport
Vodafone Passport introduced a new roaming pricing architecture for calls made on Vodafone and Partner Networks, enabling customers to “take their home tariff abroad”. The Vodafone Passport price architecture offers greater price transparency and certainty to customers when using roaming services abroad. Whilst abroad, customers can make calls using their domestic tariff, in some cases including free minute bundles, and receive calls at no charge – for a one-off connection fee per call.

Vodafone Passport is now available in 10 controlled markets, one joint venture market, one associated company market and one Partner Market. By 31 March 2006, the service had attracted 5.6 million customers in the Group’s controlled and jointly controlled operations and a further 0.4 million customers in one of the Group’s associated undertakings and a Partner Market. Results show that on average, customers are both talking more and paying less per call when abroad. In addition, Vodafone’s cost per minute for roaming customers fell by over 30% from summer 2004 compared with summer 2005.

Wholesale strategy
During the year, the commercial management of the Group’s business with its main roaming partners has been consolidated in order to better leverage the scale and scope of the Group’s branded footprint. This arrangement has successfully secured a number of important wholesale roaming discount agreements with other networks on behalf of the Group. These provide cost structures that support the development of our roaming customer propositions, promote the mutual development of roaming services with our Partner Markets, and deliver significant cost savings.

Managed roaming, the network technology that automatically directs Vodafone customers to the networks of Partner Markets, is now operating in ten markets, delivering a strong Vodafone customer experience and allowing the Group to benefit from an improved cost structure.

Data propositions
Several actions were taken to complement Vodafone Passport by providing simplicity, price predictability and value for money across data services. Vodafone Group took the initiative to reduce substantially – up to 66% in some markets – the cost per megabyte for standard data usage across its controlled markets. This move was followed by most joint ventures, associated companies and Partner Markets, enabling customers to benefit from a conveniently priced data platform across a wide footprint of 30 markets.

In addition, after pioneering flat monthly data roaming tariffs with its BlackBerry from Vodafone offer in 2004, Vodafone launched a monthly bundle for its Vodafone Mobile Connect 3G/GPRS data card in August 2005, which eliminated price uncertainty and further reduced the nominal cost per megabyte by over 80%. This has significantly increased usage and contributed to the revenue growth in data services seen over the 2006 financial year.

Vodafone Simply
The Vodafone Simply proposition, launched in May 2005, is predominantly targeted at the adult personal user segment. The integrated proposition has been developed to help customers who are less comfortable with mobile technology but would still like to access the mobile experience. The proposition includes exclusively developed, ‘easy to use’ mobile phones with uniquely developed user interfaces accompanied with tariff plans and a tailored retail and customer support experience.

At 31 March 2006, Vodafone Simply was available in a total of 17 markets, with 0.4 million Vodafone Simply enabled devices registered on the Group’s controlled and jointly controlled networks.

Marketing and brand
Brand
Brand marketing focuses on defining a superior, consistent and differentiated experience for our customers. A programme has been undertaken to identify the heart of the Vodafone brand, that is, Vodafone’s brand essence – which evokes passion, dependability and a constant striving for improvement. The brand essence has been used to bring the Vodafone brand to life for Vodafone employees, so that they can do the same for customers in every interaction.

Customer communications
Communication to drive brand preference and service usage is facilitated through various integrated advertising media including radio, television, print and outdoor sites. Global advertising has been developed to communicate the brand essence and to drive revenue growth by encouraging our customers to ‘make the most of Now’. Advertising is supported by strong sponsorship relationships, such as those with Ferrari and the UEFA Champions League, which have global exposure and allow for benefits to be realised at the local level. Media activity is based on customer insight, and is designed to ensure a consistent and effective brand experience across Vodafone’s footprint.

Customer strategy and management
Vodafone uses a customer management system called ‘customer delight’ to measure customer satisfaction in the Group’s controlled markets and the jointly controlled market in Italy at a local and global level. This is a proprietary diagnostic system which tracks customer satisfaction across all the points of interaction with Vodafone, and identifies the drivers of customer delight and their relative impact. This information is used to optimise satisfaction and maximise the financial benefit from differentiated marketing propositions and programmes.

Distribution
The Group distributes its products and services through a wide variety of direct and indirect channels, with different approaches used in the consumer and business sectors.

Products and services are available directly to both consumer and business customers in the majority of markets. Over 1,000 stores are directly owned and managed by Vodafone, with an additional 6,500 Vodafone branded stores. In addition, local websites offer products and services online and local sales forces are in place to discuss terms with business customers.

The extent of indirect distribution varies between markets but may include using third party service providers, independent dealers, agencies and mass marketing. Marketing to third party service providers includes maintaining a competitive tariff structure, providing technical and other training to their staff and providing financial incentives for service providers, their dealers and sales people. It also entails providing assistance on advertising campaigns and supporting the development of both specialist retail outlets and programmes with multiple retailers.

Vodafone’s engagement with IT resellers and distributors has strengthened during the year, with global and local partnerships now fully operational in 12 countries across the Vodafone footprint. In support of this channel capability, Vodafone has launched a channel marketing programme to engage with the IT reseller community via the internet. The programme allows Vodafone marketing and communication access to the IT channel and incentivisation for the sale of Vodafone data products. The programme is operational in eight controlled markets and will be extended across the rest of the Vodafone footprint during the 2007 financial year. This engagement with the IT channel considerably extends Vodafone’s ability to sell to small and medium enterprises and small business customers as well as providing a key platform to support the launch of notebooks with built in 3G broadband during the coming year.

The last few years have seen the growth of MVNOs who buy access to existing networks and re-sell them to customers under a different brand name and proposition. Where such a relationship generates profitable use of network capacity and does not impact the Vodafone brand, a mobile operating subsidiary may consider entering into a partnership with an MVNO.

Multinational corporates (“MNC”)
In April 2005, Vodafone launched the first global business unit aimed at serving a specific customer segment – the multinational corporate market. The MNC business unit currently serves many of the world’s largest enterprises with a differentiated global MNC proposition. The sales and service teams are located across the globe, aligned with the customers’ locations. Customers of the business unit also benefit from a central service unit to develop specific propositions and pricing specifically targeted to meet the needs of a global Chief Information Officer, helping to purchase, manage, monitor and administer mobile telecommunications centrally within a global organisation.

The Vodafone MNC unit’s initial focus is on providing consistency across Vodafone markets for existing corporate solutions, together with dedicated global customer service and global account management. The MNC vision is “worldwide communications made easy for global businesses”. In the year since launch, the Vodafone MNC unit can offer a consistent BlackBerry from Vodafone solution in 12 markets, a Master Service Agreement covering nine countries, a global helpdesk offering third line support to the administrator of the global accounts, account and service management at a global and local level in over 20 markets with full support from a technical team to implement existing solutions, and help develop tailored solutions.

Vodafone Group Plc Annual Report 2006	17

Back to Content

Business Overview
continued

Summary of Group products and services
The following table summarises the availability of the Group’s most significant products and services as at 31 March 2006. Only the markets in which Vodafone products and services are available to customers are represented below:

Vodafone
			Vodafone	Mobile
			Mobile	Connect	Black-
		Vodafone	Connect	3G/GPRS	Berry	Vodafone	Vodafone
	Vodafone	live!	data	data	from	Push	Wireless	Vodafone	Vodafone
Country	live!	with 3G	card	card	Vodafone	Email	Office	Passport	Simply

Subsidiaries(1)

Germany	•	•	•	•	•		•	•	•

Spain	•	•	•	•	•	•	•	•	•

UK	•	•	•	•	•	•	•	•	•

Albania			*					•

Australia	•	•	•	•	•		•		•

Egypt	•		•		•

Greece	•	•	•	•	•	•	•	•	•

Hungary	•	*	•	•	•		•	•	•

Ireland	•	•	•	•	•	•	•	•	•

Malta	•		•			•		•	•

Netherlands	•	•	•	•	•	•	•	•	•

New Zealand	•	•	•	•	•		•		•

Portugal	•	•	•	•	•		•	•	•

Romania				•

Joint Ventures

Fiji			•

Italy	•	•	•	•	•	•	•	•	•

South Africa	•	•		•	•

Associates

France	•	•	•	•	•	•	•	•	•

Belgium	•	•		•	•	•

Switzerland	•	•		•	•				•

Partner Markets

Austria	•	•		•	•				•

Bahrain			•	•

Croatia	•	•	•	•	•

Cyprus	•			*

Denmark			•	•	•

Estonia			•			•	•

Finland			•	•		•

Hong Kong				•	•

Iceland	•		•		•				•

Kuwait			•

Luxembourg	•			•	•

Singapore				*	•

Slovenia	•		•		•

Sweden	•	•	•	•	•		•	•	•

Total markets	24	17	24	26	25	12	14	13	17

Note:
(1)	The following information is presented for continuing operations only. Japan is classified as a discontinued operation.

Key:
•	Available throughout the 2006 financial year
•	Launched in the 2006 financial year
*	Launched since 31 March 2006

One Vodafone
The One Vodafone initiatives are aimed at achieving cost savings and enhancing revenue for the Group’s controlled mobile businesses and the Group’s jointly controlled mobile business in Italy. The Group has previously targeted that, in the 2008 financial year, the total of operating expenses (being the aggregate of payroll and other operating expenses) and capitalised fixed asset additions, would be broadly similar to those for the 2004 financial year, assuming no significant changes in exchange rates and after adjusting for acquisitions and disposals.

The Group has also previously targeted mobile capitalised fixed asset additions in the 2008 financial year to be 10% of mobile revenue as a result of the initiatives.

Further, revenue enhancement initiatives were expected to deliver benefits equivalent to at least 1% additional revenue market share in the 2008 financial year compared with the 2005 financial year, which the Group is measuring in Germany, Italy, Spain and the UK against its principal competitors.

The Group has updated its One Vodafone targets to reflect both the new organisational structure and additional cost saving initiatives.

Capitalised fixed asset additions are expected to be 10% of revenues in the 2008 financial year for the total of the Group’s Europe region and its common functions.

The Group now expects the aggregate of payroll and other operating expenses to be broadly stable in the 2008 financial year when compared to the 2006 financial year for the total of the Group’s Europe region and its common functions, assuming no significant changes in exchange rates, after adjusting for acquisitions and disposals, and excluding the potential impact from its New Businesses unit and any one off business restructuring costs.

The objective for the 2006 financial year has been to commence implementation of the plans outlined last year. Significant benefits are expected in the 2007 financial year, with the full targets expected to be met in the 2008 financial year.

The One Vodafone programme has focused on six key initiatives, as follows:

•	The network and supply chain management initiative has driven prices down over the last two years in the radio network area through competitive bidding via e-auctions and standardising specifications for base stations, accessories and operating costs. In core networks, the Group is advancing towards an all IP based network, thereby simplifying and reducing the number of component parts and leading to lower costs. Through increasing the amount of self built transmission, both through microwave links and owned dark fibre, costs are being reduced and future cost escalation will be limited as the volume of data traffic grows.

•	The service platforms initiative has created a shared service organisation to host the European development and operations of services. The shared service organisation is now providing a hosting service for the Vodafone live! portal for seven of the Group’s mobile operating subsidiaries, the Group’s joint venture in Italy and two Partner Markets. Other platforms are also being migrated and new services are being implemented, for the first time, solely on the shared service platform. The centralisation is designed not only to reduce costs but also to increase revenue through reduced time to market for new products and services.

•	The IT initiative focuses on the two areas of data centres and application development. For data centres, which host the servers to support billing and customer relationship management systems, consolidation is underway, with migrations of all of the Southern European, German and Dutch data centres completed in the year, and work is progressing on the UK and Ireland data centres following the completion of the planning phase in the 2006 financial year. The remaining part of the IT effort is focused on driving efficiencies in application development and maintenance, which will continue through to 2008 and beyond. Activities in both these areas are enabling the Group to leverage its global purchasing power and drive operational excellence.

•	The customer management programme is focused on driving segment and value based service differentiation to improve customer satisfaction, generate revenue and reduce churn. During the 2006 financial year, achievements included the launch of a common customer management service strategy, the implementation of a cross operating company network of specialised roaming customer care teams to improve service for our roaming customers and the roll out of a number of best practice activities to a number of operating companies.

•	The focus of the terminals programme is to provide an end to end process for delivering terminals to our customers, driving benefits from scale and reduced time to market. At present, the procurement of approximately four out of five handsets in the Group’s mobile operating subsidiaries and joint venture in Italy is negotiated globally, providing the Group with scale advantages. In addition, complexity in handsets is being reduced by standardising components and the move to a smaller number of technology platforms. It is expected that these activities, together with the launch of

18	Vodafone Group Plc Annual Report 2006

Back to Contents

Business

exclusive Vodafone branded handsets, will drive incremental revenue benefits, as well as cost savings, through reduced churn and higher ARPU per handset.

•	Finally, the focus of the roaming initiative is to transform customers’ roaming experience, primarily through reducing barriers to usage by providing better value when they travel abroad. In addition, providing the best value inter-operator tariffs and consolidating certain roaming support activities are key goals of the programme. Vodafone Passport has been launched in 13 markets and over 6 million customers have signed up to the service at 31 March 2006. Improvements in customer satisfaction and a higher proportion of customers roaming on to Vodafone networks have been observed.

Research and Development (“R&D”)
The Group’s R&D function comprises an international and multicultural team for applied research in mobile telecommunications and its applications. The majority of the Group’s R&D function is undertaken through the Group’s centres of excellence, located in Newbury, Maastricht, Munich, California, Milan and Madrid, and in an associate centre in Paris belonging to Vodafone’s associated undertaking in France, SFR. In the 2006 financial year, the R&D Centre in Tokyo was re-absorbed into the Japanese operation and ceased to engage in research and development for the Vodafone Group. The work of the centre in California was refocused to activities where a presence in the US was essential in order to carry them out and the size of the centre reduced accordingly. Early in 2006, the Group’s R&D function was given full responsibility for intellectual property across the Vodafone Group.

The Group’s R&D function provides technical leadership, and a programme of research support, into technology that will typically start to be used in the business in three years and beyond. Governance is provided by the Group R&D Board which is chaired by the Group R&D Director and consists of the chief technology officers from four of the mobile operating subsidiaries, together with the heads of Future Products, Business Strategy, Terminals and Technology Development.

The Group’s R&D function focuses on applied research that is positioned between the basic research undertaken by universities and commercial product development. The emphasis of the Group’s R&D work programme is on providing technology analysis and vision that can contribute directly to business decisions, enabling new applications of mobile telecommunications, using new technology for new services, and research for improving operational efficiency and quality of the Group’s networks. The work programme is organised into technology research and application research. The technology research is concerned with core radio, network and service enabling technologies. It includes business modelling techniques, application of social science and analysis of disruptive technologies. The application research is concerned with developing new business applications of radio based technologies for commercial launch. Both areas of research are directed to expanding business boundaries and opportunities through advances in technology, science and business practice.

The work of the Group’s R&D function is delivered through a series of programmes with a substantial number of trials, demonstrations and protoypes. All work is set in a business and social context. There is growing emphasis on work that secures intellectual property rights or can otherwise lead to Vodafone having stronger influence on the technology it will deploy in the future. In addition, the Group’s R&D function provides leadership for funding research into health and safety aspects of mobile telecommunications and technical leadership for the Group’s spectrum strategy.

The main themes currently being researched are the evolution of 3G, new application areas for mobile communications and convergence with the internet. The basis of the Group’s 3G radio technology is W-CDMA and enhancements to provide a higher speed version, usually referred to as HSDPA, or High-Speed Uplink Packet Access (“HSUPA”), are currently being rolled out. The focus over the last year has been on setting scientifically justifiable targets for the long term evolution of the 3G radio interface and establishing these within the industry. Evolutions to the core network based on ubiquitous use of internet protocols and web services complement this, and are leading to a convergence of internet and mobile technologies. Several internet based or converged services have been prototyped and demonstrated within the Vodafone community. Significant R&D effort has also been dedicated to transferring previous research results in mobile TV to the Group’s marketing and technology functions to provide the basis for the Vodafone’s mobile TV programme. Applications of mobile telecommunications to health and well being, intelligent transport systems and the digital home are also being researched.

Much of the work of the Group’s R&D function is done in collaboration with others, both within the Group and externally. Joint R&D facilities have been set up with three major infrastructure suppliers. Infrastructure and handset suppliers work with the Group’s R&D function on many of its projects, from providing equipment for trials, through coauthoring research reports, to being a partner in some of the R&D programmes. At the more academic end of the spectrum of applied research, the Group’s R&D function continues to develop relationships with a number of universities. These relationships include sponsoring research students, collaboration in European research activities, funding specialised research centres and working with Vodafone funded chairs and readerships. This year, the Group’s R&D function hosted an Academic Conference where it brought together its academic partners to consolidate its academic research programme.

The R&D programme provides the Group with long term technical policy, strategy and leadership, as well as providing technical underpinning for the Group’s public policies and government relations, and is shared with all of the Group’s mobile operations and common functions. They are able to influence the programme through working relationships that are designed to allow delivery of the results of the programme directly into the business units where they are needed.

The Group expensed £206 million in the 2006 financial year on R&D, compared with £198 million in the 2005 financial year, and capitalised development costs of £10 million (2005: nil). Besides the core R&D outlined above, this expenditure was incurred principally on developing new products and services, billing systems and network development.

Non-mobile Telecommunications
The Group’s non-mobile telecommunications businesses comprise interests in Arcor, Neuf Cegetel and Bharti Airtel (“Bharti”), previously named Bharti Tele-Ventures.

Arcor is the second largest fixed line telecommunications provider in Germany. Based on its own Germany-wide voice and data network, Arcor offers its customers a range of services for voice and data transfer, with a focus on direct access based broadband and internet protocol enabled virtual private network (“IP-VPN”) products. The Group’s ownership interest in Arcor is 73.7% and it is accounted for as a subsidiary.

The merger of Cegetel and Neuf Telecom completed on 22 August 2005, creating the leading alternative operator for fixed telecommunication services in France, offering a wide range of fixed line telephone services to residential and business customers as well as special corporate services ranging from internet and customer relations management to internet and intranet hosting services. The new entity, Neuf Cegetel, has the largest alternative broadband network in France, with 70% population coverage. The Group’s indirect ownership interest in Neuf Cegetel is 12.4% and it is accounted for as an associated undertaking. In May 2006, the Group’s indirect ownership interest increased to 15.4%.

Bharti is an Indian based mobile fixed line telecommunications operation with three strategic business units: mobility, enterprise services and broadband. The Group’s ownership interest in Bharti is 10% and it is accounted for as a joint venture.

History and Development of the Company
The Company was incorporated under English law on 17 July 1984 as Racal Strategic Radio Limited (registered number 1833679), as a subsidiary of Racal Electronics Plc, and changed its name to Racal Telecommunications Group Limited in September 1985. In September 1988, it became Racal Telecom Limited then re-registered as Racal Telecom Plc, a public limited company. In October 1988, approximately 20% of the Company’s capital was offered to the public. The Company was fully demerged from Racal Electronics Plc and became an independent company in September 1991, at which time it changed its name to Vodafone Group Plc.

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

The Group completed a number of business transactions between 1999 and 31 March 2003, which transformed the Company into the world’s leading international mobile telecommunications company. The most significant transactions were:

•	The merger with AirTouch Communications, Inc. (“AirTouch”), which completed on 30 June 1999. The Company changed its name to Vodafone AirTouch Plc in June 1999. The combined Group had mobile operating subsidiaries in 10 countries, (adding Sweden, Portugal, Egypt and the US) and equity interests in an additional 12 countries.

•	The acquisition of Mannesmann AG (“Mannesmann”), which completed on 12 April 2000. Through this transaction the Group acquired subsidiaries in two of Europe’s most important markets, Germany and Italy, and increased the Group’s indirect holding in SFR, a French mobile telecommunications operator. Subsequent to the acquisition, the Group sold a number of non-core businesses acquired as part of the Mannesmann transaction. Following approval by its shareholders at the Annual General Meeting (“AGM”), the Company reverted to its former name, Vodafone Group Plc, on 28 July 2000.

Vodafone Group Plc Annual Report 2006	19

Back to Contents

Business Overview
continued

•	The combination of the Group’s US mobile operations with those of Bell Atlantic Corporation and GTE Corporation to form the Cellco Partnership, which operates under the name “Verizon Wireless”, on 10 July 2000. The Group owns 45% of Verizon Wireless and accounts for it as an associated undertaking.

•	The acquisition of Airtel Móvil S.A., a mobile network operator in Spain, which became a subsidiary of the Group in December 2000.

•	The acquisition of Eircell Limited, a mobile network operator in Ireland, following a public offer for shares which closed in May 2001.

•	The acquisition of the Group’s operations in Japan. The Group’s initial investment in Japan resulted from the AirTouch merger and between the date of the merger and October 2001, the Group increased its effective interest in the Japanese mobile telecommunications company, J-Phone Co. Ltd to 69.76% through a number of transactions. The Group also acquired a 66.7% stake in the fixed line operator, Japan Telecom Co., Ltd (“Japan Telecom”).

By 31 March 2003, the Group controlled mobile operations in 16 countries and held equity investments in mobile operations in a further 12 countries. The proportionate mobile customer base was 119.7 million at that date.

Transactions since 31 March 2003
Acquisitions
Subsidiary undertakings
Turkey
On 13 December 2005, the Group announced it had agreed to acquire substantially all the assets and business of Telsim Mobil Telekomunikasyon (“Telsim”) from the Turkish Savings Deposit and Investment Fund. The transaction was completed on 24 May 2006, with cash paid of $4.67 billion (£2.6 billion). Telsim was consolidated as a subsidiary undertaking from that date.

Czech Republic and Romania
On 31 May 2005, the Company announced that its wholly owned subsidiary, Vodafone International Holdings B.V., had completed a transaction with Telesystem International Wireless Inc. of Canada to acquire:

•	79.0% of the share capital of MobiFon S.A. (“MobiFon”) in Romania, increasing the Group’s ownership in MobiFon to approximately 99.1%; and,

•	99.9% of the share capital of Oskar Mobil a.s. (“Oskar”) in the Czech Republic for cash consideration of approximately $3.5 billion (£1.9 billion) which was funded from the Group’s cash resources. In addition, the Group assumed approximately $1.0 billion (£0.6 billion) of net debt. The remaining 0.9% of MobiFon was acquired in a separate transaction in the 2006 financial year.

On 1 February 2006, Oskar was renamed Vodafone Czech Republic.

Egypt
On 16 May 2003, the Group increased its shareholding in Vodafone Egypt from 60.0% to 67.0%. Subsequently, the Group has reduced its effective interest in Vodafone Egypt to 50.1%. Further details are provided in “Performance – Financial Position and Resources – Option agreements and similar arrangements” on page 42.

Greece
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

Hungary
On 10 June 2003, the Group increased its stake in Vodafone Hungary to 87.9% by subscribing for Antenna’s share of an issue of ‘C’ shares.

In the first half of the 2005 financial year, the Group subscribed for HUF 89,301 million (£248 million) shares in Vodafone Hungary, increasing the Group’s stake to 92.8%. On 24 September 2004, the Group entered into a sale and purchase agreement to acquire the remaining 7.2% shareholding from Antenna. This transaction completed on 12 January 2005 with the effect that Vodafone Hungary became a wholly owned subsidiary of the Group.

Japan
During the 2004 financial year, the Group sold its interest in Japan Telecom, as described under “Disposals”. In addition, J-Phone Co., Ltd was renamed Vodafone K.K. on 1 October 2003 and Japan Telecom Holdings Co., Ltd. was renamed Vodafone Holdings K.K. on 10 December 2003.

On 25 May 2004, the Group’s wholly owned subsidiary, Vodafone International Holdings B.V., announced offers for the shares not held by the Group in Vodafone Holdings K.K. and Vodafone K.K. As a result of these offers, the Group increased its effective shareholding in Vodafone K.K. to 98.2% and its stake in Vodafone Holdings K.K. to 96.1% for a total consideration of £2.4 billion. On 1 October 2004, the merger of Vodafone K.K. and Vodafone Holdings K.K. was completed and the Group held a 97.7% stake in the merged company, which was renamed Vodafone K.K. Subsequently, on 1 August 2005, shares in Vodafone K.K. were delisted from the Tokyo Stock Exchange.

Vodafone K.K was subsequently sold on 27 April 2006. Further details are provided in the section on “Disposals” below.

Malta
On 1 August 2003, the Group increased its shareholding in Vodafone Malta from 80% to 100% by purchasing Maltacom Plc’s 20% interest in Vodafone Malta for cash consideration of €30 million.

The Netherlands
During the 2004 financial year, the Group increased its effective interest in Vodafone Netherlands to 99.9% as a result of private transactions. The Group has exercised its rights under Dutch law and initiated compulsory acquisition procedures in order to acquire the remaining shares. Following these procedures, Vodafone Netherlands will become a wholly owned subsidiary of the Group. Vodafone Netherlands’ shares have been de-listed from the Euronext Amsterdam Stock Exchange.

Portugal
Having achieved an effective interest of greater than 90% at the start of the 2004 financial year, the Group implemented compulsory acquisition procedures to acquire the remaining shares, which became effective on 21 May 2003, for a further consideration of £74 million. As a result, Vodafone Portugal became a wholly owned subsidiary of the Group.

Sweden
Under compulsory acquisition procedures, on 15 March 2004, Vodafone Holdings Sweden AB obtained advanced access to an aggregate of 2,377,774 shares in Vodafone Sweden, giving the Group ownership of, and title, to these shares.

On 31 March 2004, the Group increased its effective interest in Vodafone Sweden to 100% by the purchase of 1,320,000 shares which were held in treasury by Vodafone Sweden.

Vodafone Sweden was subsequently sold on 5 January 2006. Further details are given on page 115.

UK
On 22 September 2003, the Group acquired 100% of Singlepoint (4U) Limited for a consideration of £417 million. In addition, as a result of a recommended cash offer announced on 5 August 2003, the Group acquired 98.92% of Project Telecom plc, after the offer was declared unconditional on 19 September 2003, and subsequently acquired the remaining 1.08% in November 2003, for a total consideration of £164 million. These businesses have been integrated into the Group’s UK operations.

Joint ventures
India
On 18 November 2005, the Group acquired a 5.61% direct interest in Bharti from Warburg Pincus LLC and, on 22 December 2005, the Group acquired a further 4.39% effective shareholding in Bharti by subscribing for convertible debentures in Bharti Enterprises Private Limited, bringing the Group’s effective shareholding in Bharti to 10.0%. Bharti is a national mobile operator in India which also provides fixed-line services. The total consideration paid for these transactions was Rs. 67 billion (£858 million).

South Africa
On 26 January 2006, the Group announced that its offer to acquire a 100% interest in VenFin Limited (“VenFin”) had become wholly unconditional. VenFin’s principal asset was a 15% stake in Vodacom Group (Pty) Limited (“Vodacom”) and VenFin has disposed of substantially all of its assets other than its stake in Vodacom for a cash consideration of R5 billion (£0.5 billion) to a new company owned by certain of the former shareholders in VenFin. At 31 March 2006, the Group held an effective economic interest in VenFin of 98.7% and an effective voting interest of 99.3%. On 20 April 2006, the Group completed the compulsory acquisition of the remaining minority shareholdings in VenFin, from which date the Group holds 100% of the issued share capital of VenFin. As a result the Group holds 50% of the share capital of Vodacom.

20	Vodafone Group Plc Annual Report 2006

Back to Contents

Business

Associates
SFR and Cegetel
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

On 11 May 2005, SFR announced an agreement to merge its fixed line business, Cegetel, with Neuf Telecom, subject to competition and regulatory authority and employee council approvals which were received, and the transaction completed, on 22 August 2005. Under the agreement, SFR purchased SNCF’s 35% minority interest in Cegetel, according to a pre-existing contract, and then contributed 100% of the capital of Cegetel to Neuf Telecom. In return, SFR received a 28% interest in the combined entity, Neuf Cegetel, together with a €380 million bond to be issued by Neuf Cegetel, bringing the Group’s effective shareholding in Neuf Cegetel to 12.4%.

Disposals
During the three year period ended on 31 March 2006, the Group has also disposed of interests in a number of Group companies.

Japan
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

On 17 March 2006, the Group announced an agreement to sell its 97.7% holding in Vodafone Japan to SoftBank. The transaction completed on 27 April 2006 for cash consideration of approximately ¥1.42 trillion (£6.9 billion) including the repayment of intercompany debt of ¥0.16 trillion (£0.8 billion). In addition, the Group received non-cash consideration with a fair value of approximately ¥0.23 trillion (£1.1 billion), comprised of preferred equity and a subordinated loan. SoftBank also assumed debt of ¥0.13 trillion (£0.6 billion).

Sweden
On 5 January 2006, the Group completed the disposal of its 100% interest in Vodafone Sweden to Telenor Mobile Holding AS (“Telenor”). Net cash proceeds after assumption of net debt by Telenor were €970 million (£678 million).

Other disposals
During the 2004 financial year, the Group disposed of its interests in its associated undertakings in Mexico, Grupo Iusacell, and India, RPG Cellular.

On 26 January 2005, the Group completed the disposal of a 16.9% stake in Vodafone Egypt to Telecom Egypt, reducing the Group’s effective interest to 50.1%.

Regulation

Introduction
The Group’s operating companies are generally subject to regulation governing the operation of their business activities. Such regulation typically takes the form of industry specific law and regulation covering telecommunications services and general competition (anti-trust) law applicable to all activities. Some regulation implements commitments made by Governments under the Basic Telecommunications Accord of the World Trade Organisation to facilitate market entry and establish regulatory frameworks. The following section describes the regulatory framework and the key regulatory developments in the EU and selected countries in which the Group has significant interests. Many of the regulatory developments reported in the following section involve ongoing proceedings or consideration of potential proceedings that have not reached a conclusion. Accordingly, the Group is unable to attach a specific level of financial risk to the Group’s performance from such matters.

European Union
Although most Member States of the EU (“Member States”) have now implemented the EU Regulatory Framework for the communications sector (“the EU Framework”), which was adopted in 2002, there remain both ongoing and new infringement proceedings against a number of Member States for late or inadequate implementation.

The EU Framework consists of four principal Directives outlining matters such as the objectives to be pursued by national regulatory authorities (“NRAs”), the way in which telecommunications operators are to be licensed, measures to be taken to protect consumers and ensure universal provision of certain telecommunications services and the terms and basis upon which operators interconnect and provide access to each other.

The EU Framework introduces a number of important changes to the previous framework. It is intended to align the techniques for defining where sector specific regulation may be applied and the threshold for when such regulation can be applied with those already employed in EU competition law. It is also intended to ensure greater consistency of approach amongst NRAs within the Member States. All NRAs are required to take utmost account of the list of markets which are specified by the European Commission (the “Commission”) in a Recommendation when deciding which markets to investigate. The first such Recommendation was published by the Commission in February 2003 and includes markets at a wholesale level, for ‘voice call termination on individual mobile networks’ (the “call termination market”), the ‘wholesale national market for international roaming’ (the “roaming market”) and the wholesale market for ‘access and call origination’ (the “access market”) on public mobile networks (together the “relevant markets”). NRAs may, with the Commission’s consent, also propose markets not included in the Recommendation. The Commission will periodically review the Recommendation and the Commission has said it expects to complete the first such review by the end of 2006. This review may lead to an increase or a decrease in the number and scope of markets subject to sector specific regulation. Changes to the Recommendation are expected to become effective at the conclusion of the review, while any changes to the framework would become effective following their transposition into national law, from approximately 2010 onwards. So far, the Commission has signalled that only minor changes to the regulatory framework will be considered. Whether the reviewed regulatory framework will increase or decrease the regulatory burden on the Group will depend on the changes being adopted by the EU, the manner in which revised directives are subsequently implemented in Member States and how the revised regulatory framework will be applied by the respective NRAs.

Regulation, under the EU Framework, can only be applied to undertakings with significant market power (“SMP”) (either individually or collectively) in the relevant markets, subject to the Commission’s consent. SMP under the EU Framework accords with the concept of “dominance” under existing EU competition law. This generally implies a market share of at least 40%, although other factors may also be taken into consideration. The SMP threshold under the previous framework required only a 25% share of the relevant market. The Commission published SMP Guidelines in July 2002, which set out principles for use by NRAs in the analysis of markets to determine if undertakings have SMP under the EU Framework.

Spectrum
In September 2005, the Commission published proposals for spectrum reform across the EU, including proposals to allow holders of spectrum greater flexibility on the use to which it is put, to allow holders to trade spectrum within a spectrum market and to improve harmonisation of certain bands. The Commission has proposed that these reforms be enacted by 2010 and has commenced a number of actions to pursue its proposals, principally through the work of the Radio Spectrum Policy Group, a spectrum policy working group comprising the Commission and Member States.

Data retention
In 2005, the European Parliament passed a new Directive on the retention of electronic communications data for law enforcement purposes. Member States must now proceed with national implementation. The Directive sets out the data that network operators and service providers must store and, if requested, make available to law enforcement authorities for the purpose of the prevention, investigation, detection and prosecution of serious criminal offences. The initial investment and recurring annual operating costs to the Group of this data retention requirement may be material. It depends on how it is implemented nationally and the extent to which the total of such costs are compensated.

International Roaming
In February 2006, the Commission announced that it is proposing to enact new legislation by way of a regulation under Article 95 of the EU Treaty (which would have immediate effect) to reduce what it considers to be excessive prices charged by mobile network operators for international roaming services. The Commission has concluded its consultation on proposals for a regulation which it proposed would include both retail price regulation aimed at ensuring that the costs of calls when roaming are no more than equivalent domestic calls and the regulation of wholesale prices charged between mobile operators for roaming services.

Vodafone Group Plc Annual Report 2006	21

Back to Contents

Regulation
continued

On 12 June 2006, the Commission announced that it had ‘fine tuned’ its proposals so as to set the maximum wholesale roaming charge for a local call (within the visited country) at twice the average EU mobile termination rate and that the price of international calls (from the visited country) will be set at three times the mobile termination rate. Retail prices would be capped at wholesale rates plus an allowance for retail costs of 20-30%. These proposals are now subject to consultation within the European Commission before being presented for consideration by the European Parliament and Member States, expected in July. The Commission expects the regulation to become law during 2007. In July 2005, the Commission, supported by the European Regulation Group (“ERG”), a body established under the EU Framework and comprising all EU NRA’s, also called for greater transparency of roaming tariffs and in October 2005 launched a website to inform the public about roaming tariffs within the EU. The website was updated in March 2006.

Anti-trust proceedings in relation to international roaming continue. In July 2004, the Commission issued a statement of objections, a document detailing its proposed findings, following its investigation into the UK market for wholesale international roaming and, in January 2005, the Commission issued a statement of objections following its investigation of the German market. In both cases, the statement of objections was addressed to both the national mobile operating subsidiaries and to the Company and, in both cases, Vodafone has responded both in writing and in oral proceedings.

The Commission’s proposed findings are that Vodafone has monopoly power over its wholesale customers in both the UK and Germany. Vodafone UK and Vodafone Germany are alleged to have engaged in excessive or unfair pricing. The Commission alleges that the abuse occurred from 1997 to at least September 2003 in the UK and from 2000 to December 2003 in Germany. In the event the Commission finds that there has been a breach of competition law, it may impose a fine on any addressee who had committed the breach.

Separately, the roaming market is one of the relevant markets in the Recommendation. In May 2005, the ERG adopted a common position on international roaming and several NRAs have since then commenced their reviews of the roaming market but no NRA has proposed any regulation in this market. NRAs in Finland and Italy have concluded their market analysis and found no operator to have SMP. The French regulator has concluded that no operator has SMP in the traditional sense but has proposed an extended definition of joint SMP which, if approved, could lead to a finding that all three French operators are jointly dominant. In addition, it has asked the Commission to take action using instruments outside of the existing Framework.

Germany
Germany enacted a law implementing the EU Framework in June 2004. Vodafone Germany agreed to and subsequently reduced its mobile call termination rate with Deutsche Telekom for incoming calls from Deutsche Telekom’s network in December 2004 from14.32 eurocents to 13.2 eurocents and in December 2005 to 11.0 eurocents. The NRA has found all mobile network operators to have SMP in the call termination market and has announced that it will now propose ex-ante price regulation in the absence of agreement to further reductions amongst the mobile network operators.

In February 2004, the NRA decided to award licences for 450MHz spectrum for the provision of public access mobile radio services. Vodafone Germany is appealing this decision.

The NRA has concluded that it will seek to harmonise the expiry of all 2G licences in 2016 and it will extend the terms of all licences ceasing prior to this date, including the licence held by Vodafone subject to agreement on fees. The NRA has also decided to award certain 900MHz frequencies to O2 and EPlus. The NRA is now developing proposals to license new spectrum at 2.6 GHz, often referred to as the 3G extension band, and is considering the auction of unused 3G spectrum at 2 GHz at the same time.

Italy
Italy enacted national law implementing the EU Framework in September 2003.

The NRA has concluded that all mobile network operators have SMP in the call termination market and has imposed obligations on Vodafone Italy of cost orientation, non-discrimination and transparency. In September 2005, Vodafone Italy reduced its rates by 19% from 14.95 eurocents to 12.10 eurocents. The NRA foresees further reductions to 11.20 eurocents from 1 July 2006 and by 13% below the retail prices index on both 1 July 2007 and 1 July 2008. Vodafone Italy has appealed the NRA’s decision.

The NRA concluded its review of the access market in February 2006 and found that no operator had SMP but has said it will keep the market under review.

In March 2005, the National Competition Authority (“NCA”) in Italy conducted unannounced inspections of the offices of mobile network operators in Italy, including Vodafone Italy, seeking evidence of collusion following complaints by resellers and potential MVNOs about alleged anti-competitive conduct. In November 2005, Vodafone Italy received a further request for information from the NCA. In February 2006, the NCA decided to prolong the duration of the proceeding until December 2006. If the NCA were to decide that there had been a breach of competition law, it would be able to impose a fine on any operator who had committed the breach.

In March 2006, the NRA published for consultation the draft analysis of the roaming market and found no operator to have SMP.

Spain
Legislation implementing the EU Framework was enacted in November 2003, and the main sections of secondary legislation were approved during 2004 and 2005.

In September 2005, the NRA announced a 10.57% reduction in Vodafone’s mobile termination rates, which was implemented by Vodafone Spain in November 2005. On 23 February 2006, the Spanish NRA found all mobile network operators to have SMP in the call termination market and imposed obligations including non-discrimination, cost orientation and accounting separation on Vodafone Spain. A further reduction in rates is expected on 1 September 2006.

In February 2006, the NRA found that the three mobile network operators held a position of joint SMP in the access markets. This decision was reviewed by the European Commission and the NRA allowed to proceed. The NRA has decided to impose a wholesale network access obligation at reasonable prices facilitating the entry of firms including MVNOs. Vodafone has appealed the decision of the NRA to find Vodafone as holding SMP in the Spanish courts and has appealed the decision of the European Commission to allow the NRA to proceed to the Court of First Instance at Luxembourg.

United Kingdom
The new Communications Act, implementing the EU Framework, was enacted in July 2003.

The NRA conducted and concluded its review of the access market and found that no operator had SMP. The NRA found that all mobile network operators have SMP in the call termination market and required Vodafone UK to reduce its termination charge for calls conveyed over the 2G network, with effect from September 2004, to a target average charge of 5.6 pence per minute. In December 2005, the NRA decided to maintain this price control until 31 March 2007. The NRA has now embarked upon consultation on proposals to regulate the call termination market in respect of calls conveyed over both 2G and 3G networks from April 2007.

The NRA has proposed that 2G mobile frequencies will be tradable in 2007. The NRA is assessing whether holders of 2G spectrum can use it to provide 3G services. The NRA is also consulting on a specific proposal to liberalise spectrum usage rights more generally.

United States
The Federal Communications Commission (“FCC”), the United States’ NRA, commenced a Notice of Inquiry in 2004 into the level of termination rates charged by foreign mobile network operators to US international operators. The FCC sought inputs on the status of foreign mobile termination rates, including actions taken to date by foreign regulators to address the issue. This proceeding remains pending.

The NRA plans to award spectrum via auction in the 1.7 and 2.1 GHz bands beginning in June 2006.

Other Mobile Operations
Subsidiaries
Albania
In March 2006, the NRA issued for consultation to the operators its analysis of the mobile market in Albania, where the NRA proposed to designate the mobile networks operators including Vodafone Albania as having SMP in two markets: the call termination market and “the market of mobile services to end users”. As a result, the NRA proposes obligations of transparency, non-discrimination and access obligations. The NRA may also impose retail price controls.

Vodafone Albania has submitted its comments and objections on the NRA’s market analysis. In addition, Vodafone Albania has been notified by the NCA of an investigation into alleged excessive pricing of mobile services. In May 2006, a Parliamentary Investigation Commission was established to investigate the two mobile operators and to prepare recommendations for liberalisation of the market.

Australia
The NCA released its final decision on the regulation of mobile termination in June 2004. In its review, it proposed that all mobile network operators have market power with respect to mobile termination and proposed a pricing principle that requires mobile call termination rates to fall from 21 Australian cents per minute to 12 Australian cents per minute. Vodafone Australia’s appeal of this decision was rejected. In addition, Vodafone Australia lodged an “access undertaking” proposing alternative rates, which the NCA has rejected. Vodafone Australia is now appealing that decision. The NCA has also received various requests for adjudication of disputes between Vodafone Australia and certain other operators, the results of which will apply from the date the dispute was lodged with the NCA.

22	Vodafone Group Plc Annual Report 2006

Back to Contents
Business

Czech Republic
In February 2005, Vodafone Czech Republic was awarded a 3G licence. There have been one or more complaints that the award may have breached EU competition law and the Commission is investigating the award process.

In May 2005, a new law implementing the EU Framework came into effect. Mobile number portability was implemented in January 2006.

Egypt
Egypt enacted a new telecommunications law in 2003, which gave new powers to the NRA and imposed new obligations on licensees, including obligations in relation to universal service provision. During 2004, Vodafone Egypt finalised an agreement with the NRA that covered most of these new obligations while obtaining additional spectrum in the 1800MHz range to facilitate business expansion.

In February 2005, the NRA announced proposals to award a third mobile licence. The licence will be technology neutral and enable both 2G and 3G services. The licence is expected to be awarded by September 2006. The NRA is planning to negotiate the award of 3G licences to the two existing mobile network operators by September 2006. Mobile number portability and national roaming are expected to be implemented in Egypt by April 2007.

Greece
Greece enacted national law implementing the EU Framework in February 2006. Vodafone Greece agreed to reduce its mobile termination rate from approximately 17.0 eurocents to 14.5 eurocents per minute on 1 October 2004. The NRA has found all firms to have SMP in the call termination market and has developed a Long Run Incremental Cost model (“LRIC model”) to determine cost oriented mobile call termination rates. Vodafone Greece will reduce its rate to 12.0 eurocents on 1 June 2006 and further reductions to approximately 10.0 eurocents will be made in one or more steps prior to 1 June 2007.

In August 2005, each of the mobile network operators was fined €500,000 for failing to implement mobile number portability.

In March 2006, the three largest mobile network operators were found by the NRA to have colluded in the setting of retail SMS prices and were fined €1 million each. Vodafone Greece has filed an administrative appeal.

In April 2005, the Council of State issued a judgement that base stations erected by mobile operators prior to August 2002 did not meet legal requirements. The new law seeks to remedy this but also prohibits the installation of base stations in schools and hospitals and decreases EMF exposure limits.

In March 2005, Vodafone Greece was made aware of a security issue in its network. Software foreign to the network, and capable of performing interception, had been installed in the network without Vodafone’s knowledge. The software was created, supported and maintained by an external supplier. The foreign software was removed without delay and the Greek authorities promptly informed. The authorities conducted investigations and subsequently made the matter public in February 2006. Since then, further investigations have taken place and continue. Vodafone Greece is co-operating with the Greek authorities.

Hungary
Hungary implemented the EU Framework in January 2004 as part of its preparations for joining the EU on 1 May 2004. In its review of the call termination market, the NRA has proposed that all mobile network operators have SMP and has imposed obligations of cost orientation, non-discrimination, accounting separation and transparency. Vodafone Hungary has appealed this finding. In May 2005, Vodafone Hungary complied with a requirement to reduce its call termination rates by 16%. Vodafone Hungary has appealed the decision. In its review of the access market the NRA found that no mobile network operator had SMP.

Ireland
Regulations implementing the EU Framework were adopted in June 2003. In December 2005, an appeal court annulled the NRA’s finding that Vodafone and O2 have joint SMP in the access market.

In its review of the call termination market, the NRA has found that all mobile network operators have SMP. The NRA has imposed obligations of cost orientation and non-discrimination on all operators and accounting separation and transparency on Vodafone and O2. The NRA is also considering the use of price controls. Vodafone Ireland has agreed to reduce its rates by 11% below the retail price index per annum for the 24 months commencing January 2006.

In February 2006, the NRA withdrew a 3G licence it had awarded to Smart Telecom in November 2005. Smart Telecom is appealing this decision.

Malta
Legislation implementing the EU Framework in Malta was enacted during 2004. In the call termination market, the NRA has found both mobile network operators as having SMP and has imposed obligations on Vodafone Malta of cost orientation, non-discrimination, accounting separation and transparency. Vodafone Malta reduced its mobile termination rates by 5% from 11.5 eurocents per minute to 10.9 eurocents per minute in January 2006. The NRA is consulting on proposals to find Vodafone and Go Mobile, the two Maltese mobile network operators, as having joint SMP in the access market, with obligations to offer cost based access to MVNOs and indirect access to other parties.

Vodafone Malta and Go Mobile were awarded 3G licences in August 2005. The third 3G licence remains unassigned. In October 2005, Vodafone Malta was awarded a Broadband Wireless Access frequency licence to operate a nationwide network.

Number portability was implemented on 31 March 2006.

The Netherlands
The Netherlands implemented the EU Framework during 2004. In December 2003, mobile network operators reached agreement with the NRA and the NCA to reduce mobile call termination rates on 1 December 2004 from 15.4 eurocents per minute to 13.0 eurocents per minute, and on 1 December 2005 to 11.0 eurocents per minute. In addition, the NRA has finalised its review of the call termination market and has found that all operators have SMP and proposes remedies of cost orientation, non-discrimination and transparency.

In its review of the access market, the NRA found that no mobile network operator had SMP.

The Government is consulting on the extension or renewal of the existing 2G 900 MHz licences which expire in 2010.

New Zealand
The NRA released a report proposing regulation of mobile termination rates, including a rate reduction of 44% from 27 New Zealand cents per minute to 15 New Zealand cents per minute and reducing further to 12 New Zealand cents per minute by 2010/2011. These proposals were submitted to the Minister for approval, who has requested the NRA to reconsider them. The NRA has done so and published a further position in which its key findings remain essentially unchanged. These will now be resubmitted to the Minister.

The NRA is also reviewing regulation of national roaming and co-location and disputes submitted by Vodafone in relation to certain local interconnection services. It has also recently announced a review to determine whether further regulation or changes to existing regulation are necessary to promote competition in the mobile services market.

The NRA has approved industry plans for the introduction of mobile number portability and has set a date of April 2007 for its introduction.

The government is in the process of determining the price for renewal of 2G licences which expire in 2011.

Portugal
Portugal enacted national law implementing the EU Framework in February 2004. Following its review of the call termination market, the NRA found all three mobile network operators as having SMP and it has imposed obligations on Vodafone Portugal including cost orientation, non-discrimination, accounting separation and transparency. Vodafone Portugal reduced its mobile termination rates in July 2005 to 13.0 eurocents per minute and in January 2006 to 12.5 eurocents per minute.

Vodafone Portugal has requested the renewal of its 2G licence, which is due to expire in October 2006, and the Government has proposed terms which remain largely unchanged from those which already apply to the licence.

Romania
In March 2003, the NRA determined MobiFon, the Group’s subsidiary in Romania, as having SMP in the national interconnection market so, under national law, MobiFon’s mobile termination rates were reduced from 12.0 US cents to 10.0 US cents. In March 2005, the NRA granted a 3G licence to MobiFon.

Number portability will be implemented in Romania during the 2007 financial year, with the obligation for all mobile and fixed operators to provide number portability to customers no later than June 2007.

Vodafone Group Plc Annual Report 2006	23

Back to Contents

Regulation
continued

Joint ventures
Fiji
Vodafone Fiji has been required to make wholesale and retail price reductions of between from 15% to 70% for a range of services. In December 2005, Vodafone Fiji issued proceedings to prevent the government from issuing a second licence in breach of Vodafone’s exclusivity rights.

India
From 1 March 2006, a new Interconnection Usage Charge regulation became effective. Interconnection charges remained at Rs.0.30 per minute. However, changes were made to reduce by 33% the total access deficit charge paid by operators to BSNL. It is proposed that the charge be removed by the 2008 financial year.

In March 2006, the NRA recommended to the Department of Telecommunications that mobile number portability should be implemented by 1 April 2007.

In November 2005, the government announced a lifting of the foreign direct investment ceiling from 49% to 74% in the telecom sector, subject to certain preconditions. The deadline for compliance is 2 July 2006.

The Department of Telecommunications is expected to issue a new national spectrum policy before the end of 2006. The new policy is expected to include plans for allocation of 3G spectrum.

Kenya
In March 2006, the Kenyan Government issued a new Information and Communications Bill for public comment. The new legislation will replace the Communication Act 1998, and is expected to be finalised before the end of 2006.

In April 2006, the NRA commenced a review of interconnection and retail prices, which may result in new interconnection and retail price regulations.

Safaricom, Vodafone’s joint venture, has been given until December 2006 to relinquish 2.5MHz of paired 900 MHz spectrum in return for the allocation of 1800MHz spectrum. It is proposed that the relinquished 900 MHz spectrum will be given to a new third mobile licensee. In September 2005, Safaricom filed an application for permanent 3G spectrum.

Poland
Legislation implementing the EU Framework in Poland, which joined the EU on 1 May 2004, was enacted during 2004 and the Polish NRA has commenced its market reviews. The NRA, in its review of the call termination market, proposes to find all mobile network operators to have SMP and to impose obligations of cost orientation, transparency and non-discrimination.

The NRA awarded a fourth 3G licence in 2005, which Polkomtel is appealing. In November 2005, the President of the NRA initiated the process to issue a new 2G licence. In January 2006, three companies submitted offers which are now under consideration.

Mobile number portability for contract customers was implemented by the mobile network operators in January 2006.

South Africa
A new Electronic Communications Bill was adopted by Parliament in November 2005, and is awaiting signature of the President. The new Bill will replace current telecommunications and broadcasting legislation.

An Information Communication Technologies Black Economic Empowerment Charter (the “Charter”) is expected to be finalised in 2006. The Charter will set targets to evaluate a company’s contribution to Broad-Based Black Economic Empowerment, which is the Government policy to increase economic empowerment of historically disadvantaged individuals in South Africa. Targets will be set in terms of equity ownership, management and control, employment, skills development, procurement, enterprise development and corporate social investment.

In May 2005, the NRA commenced an investigation to assess whether Vodacom, the Group’s joint venture in South Africa, has major operator status, which is similar to SMP, in the interconnection market. Vodacom has challenged the grounds for this investigation in court, with a hearing expected before the end of 2006.

In 2005, the NRA commenced investigations on mobile pricing and handset subsidies. Separately, in May 2005, the NCA commenced an investigation into alleged excessive pricing of mobile termination rates. These investigations remain ongoing. Vodafone has been notified of the commencement of judicial review proceedings of the decision under competition law approving its acquisition of VenFin.

Associated undertakings and investments
Belgium
Belgium implemented the EU Framework during 2005. The NRA has commenced its market reviews and in the call termination market proposes to find all operators as having SMP and has commenced a process to develop a LRIC model to set rates. The proposals include decreases of mobile termination rates of each firm by around 12% every six months from July 2006 to July 2008, and confirms the existing degree of asymmetric termination rates between the three network mobile operators.

The NRA held an initial consultation on the renewal of Vodafone’s associated undertaking, Proximus’, 2G licence which expires in 2010.

In January 2006, the NCA conducted unannounced inspections of the offices of Proximus seeking evidence of anti-competitive behaviour in relation to the market for corporate customers following a complaint by a competitor. These enquiries are continuing. If the NCA decides that there had been a breach of competition law, it would be able to impose a fine on any operator who had committed the breach.

China
The Chinese Government is expected to award 3G licences in 2006 and to implement related changes to its telecommunications regulatory framework.

France
France implemented the EU Framework during 2004. In its review of the call termination market, the NRA concluded that all mobile network operators have SMP and imposed obligations of cost orientation, non-discrimination, accounting separation and transparency. It set a price cap for Vodafone’s associated undertaking, SFR, of 9.5 eurocents per minute from 1 January 2006. During 2006, the NRA commenced work on a new price cap for the period from 1 January 2007.

In December 2003, a French consumers association lodged a complaint with the NCA alleging collusion amongst the three French mobile operators on SMS retail pricing. The NCA is still investigating this complaint. Independently, the NRA has commenced a review of SMS termination and is consulting on proposals for wholesale price regulation and the notification of a wholesale SMS market to the Commission under the EU Framework. If it proceeds, the French NRA would be the first to do so in Europe. In its consultation, the NRA proposes a price cap for wholesale termination of no greater than 2.5 eurocents per minute. In addition, following two complaints against SFR and Orange France, the NRA ordered Bouygues and SFR, and Bouygues and Orange, respectively, to reduce their symmetric wholesale SMS termination rates to 4.3 eurocents per message with effect from 1 July 2005.

In December 2005, the NCA decided that SFR and the other mobile network operators had contravened competition law during the period from 1997 to 2003 by sharing information and during the period from 2000 to 2002 by entering into an agreement aimed at stabilising the development of market shares. SFR has been fined €220 million. SFR has appealed against this decision.

Following the NRA’s review of the access market, the NRA proposed that all three mobile network operators, including SFR, had joint SMP in the market and it proposed access obligations as a remedy. The proposals were notified to the Commission in April 2005 but the NRA has subsequently withdrawn its proposals.

Switzerland
In April 2005, the Swiss NCA issued proposals finding that Swisscom Mobile, Vodafone’s associated undertaking, had abused a dominant position in the call termination market. In April 2006, the NCA announced that it intends to fine Swisscom Mobile CHF489 million (£216 million). Additional interconnection disputes between Swisscom Mobile and its mobile competitors are pending.

In July 2005, the Swiss NCA started a preliminary investigation concerning access to mobile networks. At the end of November 2005, the Swiss NRA commenced a process to award three licences for broadband wireless access and Swisscom Mobile is participating in an auction which will take place in the summer of 2006.

24	Vodafone Group Plc Annual Report 2006

Back to Contents
Performance

Introduction
The following discussion is based on the Consolidated Financial Statements included elsewhere in this Annual Report.

On 19 July 2002, the European Parliament adopted Regulation No. 1606/2002 requiring listed companies in the Member States of the European Union to prepare their Consolidated Financial Statements in accordance with IFRS from 2005. This is the first time the Company’s Annual Report has been prepared under IFRS. Consequently, financial information for the year ended 31 March 2005, presented as comparative figures in this report, has been restated from UK GAAP in accordance with IFRS, as disclosed in note 40 to the Consolidated Financial Statements.

The Consolidated Financial Statements, which are prepared in accordance with IFRS, differ in certain significant respects from US GAAP. Reconciliations of the material differences in the IFRS Consolidated Financial Statements to US GAAP are disclosed in note 38 to the Consolidated Financial Statements, “US GAAP information”.

The Group faces a number of significant risks that may impact on its future performance and activities. Please see “Risk Factors, Trends and Outlook”.

Foreign Currency Translation
The Company publishes its Consolidated Financial Statements in pounds sterling. However, the majority of the Company’s subsidiaries, joint ventures and associated undertakings report their revenue, costs, assets and liabilities in currencies other than pounds sterling and the Company translates the revenue, costs, assets and liabilities of those subsidiaries, joint ventures and associated undertakings into pounds sterling when preparing its Consolidated Financial Statements. Consequently, fluctuations in the value of pounds sterling versus other currencies could materially affect the amount of these items in the Consolidated Financial Statements, even if their value has not changed in their original currency.

The following table sets out the pounds sterling exchange rates of the other principal currencies of the Group, being: “euros”, “€” or “eurocents”, the currency of the EU Member States which have adopted the euro as their currency, and “US dollars”, “$”, “cents” or “¢”, the currency of the United States.

	At / year ended 31 March		Change

Currency (=£1)	2006	2005	%

Average:

Euro	1.47	1.47	–

US dollar	1.79	1.84	(2.7)

At 31 March:

Euro	1.43	1.46	(2.1)

US dollar	1.74	1.89	(7.9)

Merely for convenience, this Annual Report contains translations of certain pounds sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pounds sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations of pounds sterling into US dollars have been made at $1.7393: £1.00, the Noon Buying Rate in the City of New York for cable transfers in sterling amounts as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on 31 March 2006. The Noon Buying Rate on 26 May 2006 was $1.8566: £1.00.

The following table sets out, for the periods and dates indicated, the period end, average, high and low Noon Buying Rates for pounds sterling expressed in US dollars: £1.00, to two decimal places.

Years ended 31 March	Period end	Average	High	Low

2002	1.42	1.43	1.48	1.37

2003	1.58	1.54	1.65	1.43

2004	1.84	1.69	1.90	1.55

2005	1.89	1.85	1.96	1.75

2006	1.74	1.79	1.92	1.71

Month	High	Low

November 2005	1.78	1.71

December 2005	1.78	1.72

January 2006	1.79	1.74

February 2006	1.78	1.73

March 2006	1.76	1.73

April 2006	1.82	1.74

May 2006(1)	1.89	1.83

Note:
(1)	In respect of May 2006, for the period from 1 May to 26 May 2006, inclusive.

Inflation
Inflation has not had a significant effect on the Group’s results of operations and financial condition during the two years ended 31 March 2006.

Presentation of Information
In the discussion of the Group’s reported financial position and results, information in addition to that contained within the Consolidated Financial Statements is presented. Refer to page 49 for definition of terms.

Vodafone Group Plc Annual Report 2006	25

Back to Contents

Critical Accounting Estimates

The Group prepares its Consolidated Financial Statements in accordance with IFRS, the application of which often requires judgements to be made by management when formulating the Group’s financial position and results. Under IFRS, the directors are required to adopt those accounting policies most appropriate to the Group’s circumstances for the purpose of presenting fairly the Group’s financial position, financial performance and cash flows. The Group also prepares a reconciliation of the Group’s revenue, net profit and shareholders’ equity between IFRS and US GAAP.

In determining and applying accounting policies, judgement is often required in respect of items where the choice of specific policy, accounting estimate or assumption to be followed could materially affect the reported results or net asset position of the Group should it later be determined that a different choice would be more appropriate.

Management considers the accounting estimates and assumptions discussed below to be its critical accounting estimates and, accordingly, provides an explanation of each below. Where it is considered that the Group’s US GAAP accounting policies differ materially from the IFRS accounting policy, a separate explanation is provided.

The discussion below should also be read in conjunction with the Group’s disclosure of significant IFRS accounting policies, which is provided in note 2 to the Consolidated Financial Statements, “Significant accounting policies” and with the “Summary of differences between IFRS and US GAAP” provided in note 38 to the Consolidated Financial Statements.

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

IFRS requires management to undertake an annual test for impairment of indefinite lived assets, and for finite lived assets, to test for impairment if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Group management currently undertakes an annual impairment test covering goodwill and other indefinite lived assets, and also reviews finite lived assets and investments in associated undertakings at least annually to consider whether a full impairment review is required. In the year to 31 March 2006, the Group has recognised impairment losses amounting to £23,515 million relating to the Group’s mobile operations in Germany, Italy and Sweden, of which £23,000 million was recognised following completion of the annual impairment test.

US GAAP
Under US GAAP, the requirements for testing the recoverability of intangible assets and property, plant and equipment differ from IFRS. US GAAP requires the carrying value of such assets with finite lives to be compared to undiscounted future cash flows over the remaining useful life of the primary asset of the asset group being tested for impairment, to determine if the asset or asset group is recoverable. If the carrying value exceeds the undiscounted cash flows, the carrying value is not recoverable and the asset or asset group is written down to the net present value of future cash flows derived in a manner similar to IFRS.

For purposes of goodwill impairment testing under US GAAP, the fair value of a reporting unit including goodwill is compared to its carrying value. If the fair value of a reporting unit is lower than its carrying value, the fair value of the goodwill within that reporting unit is compared with its respective carrying value, with any excess carrying value written off as an impairment. The fair value of the goodwill is the difference between the fair value of the reporting unit and the fair value of the net assets of the reporting unit.

Following the issuance of EITF Topic D-108, “Use of the Residual Method to Value Acquired Assets Other Than Goodwill”, in the year ended 31 March 2005, the Group, in respect of the indefinite lived licences in Verizon Wireless, was required to perform a transitional impairment test on indefinite lived intangible assets other than goodwill by comparing the carrying amount with the fair value of the asset determined on a standalone basis. In the year ended 31 March 2005, the cumulative effect on net loss of adopting this standard was £6,177 million, net of taxes of £5,239 million.

Assumptions
There are a number of assumptions and estimates involved in calculating the net present value of future cash flows from the Group’s businesses including management’s expectations of:

•	growth in EBITDA, calculated as adjusted operating profit before depreciation and amortisation;

•	timing and quantum of future capital expenditure;

•	uncertainty of future technological developments;

•	long term growth rates; and

•	the selection of discount rates to reflect the risks involved.

The Group prepares and internally approves formal ten-year plans for its businesses and uses these as the basis for its impairment reviews. Management uses the initial five years of the plans, except in markets which are forecast to grow ahead of the long term growth rate for the market. In such cases, further years will be used until the forecast growth rate trends towards the long term growth rate, up to a maximum of ten years.

For mobile businesses, a long term growth rate into perpetuity has been determined as the lower of:

•	the nominal GDP rates for the country of operation, using forecast nominal GDP rates from external sources; and

•	the long term compound annual growth rate in EBITDA implied by the business plan.

For non-mobile businesses, no growth is expected beyond management’s plans for the initial five year period.

Changing the assumptions selected by management, in particular the discount rate and growth rate assumptions used in the cash flow projections, could significantly affect the Group’s results. The Group’s review includes the key assumptions related to sensitivity in the cash flow projections.

The following changes to the assumptions used in the impairment review would have (increased)/decreased the combined impairment loss recognised in the year ended 31 March 2006 in respect of the Group’s mobile operations in Germany and Italy:

	Increase by 1 /2%	Decrease by 1 /2%
	£bn	£bn

Discount rate	(2.2)	2.4
Budgeted EBITDA(1)	0.3	(0.3)
Capital expenditure(2)	(0.2)	0.2
Long term growth rate	2.9	(2.5)

Notes:
(1)	Represents the compound annual growth rate for the initial five years of the Group’s approved financial plans.
(2)	Represents capital expenditure as a percentage of revenue in the initial five years of the Group’s approved plans.

These assumption changes in isolation would not have resulted in an impairment loss in any other of the Group’s continuing operations.

US GAAP
Under US GAAP, the assumptions and estimates involved in reviewing for impairment are similar to IFRS, with the exception of the requirement to determine the primary asset of an asset group. For asset groups represented by the Group’s operating companies, the primary asset is determined as the 3G licence, except for operating companies where no 3G licence has been acquired, in which case the 2G licence is the primary asset. If the primary asset of the Group’s mobile operations in Germany were the 2G rather than the 3G licence, the carrying value would exceed the undiscounted cash flows and result in a significant impairment loss.

Business combinations
Goodwill only arises in business combinations. The amount of goodwill initially recognised is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed. The determination of the fair value of the assets and liabilities is based, to a considerable extent, on management’s judgement.

Allocation of the purchase price affects the results of the Group as finite lived intangible assets are amortised whereas indefinite lived intangible assets, including goodwill, are not amortised, and could result in differing amortisation charges based on the allocation to indefinite lived and finite lived intangible assets.

On the acquisition of mobile network operators, the identifiable intangible assets may include licences, customer bases and brands. The fair value of these assets is

26	Vodafone Group Plc Annual Report 2006

Back to Contents

Performance

determined by discounting estimated future net cash flows generated by the asset, assuming no active market for the assets exist. The use of different assumptions for the expectations of future cash flows and the discount rate would change the valuation of the intangible assets.

IFRS
On transition to IFRS, the Group has elected not to apply IFRS 3, “Business Combinations”, retrospectively as the difficulty in applying these requirements to the large number of business combinations completed by the Group from incorporation through to 1 April 2004 exceeded any potential benefits. Goodwill arising before the date of transition to IFRS, after adjusting for items including the impact of proportionate consolidation of joint ventures, amounted to £78,753 million.

If the Group had elected to apply the accounting for business combinations retrospectively, it may have led to an increase or decrease in goodwill and increase in licences, customer bases, brands and related deferred tax liabilities recognised on acquisition.

US GAAP
For acquisitions prior to 29 September 2004, the key difference from IFRS is that for the acquisition of mobile network businesses, the excess of purchase price over the fair value of the identifiable assets and liabilities acquired other than licences (“the residual”) was allocated to licences, as opposed to goodwill. However, subsequent to this date and due to the prohibition of this method of accounting following the issuance of EITF Topic D-108 licences are valued using a direct valuation approach, with the residual being allocated to goodwill. For other acquisitions, the residual has been and will continue to be allocated to goodwill.

Intangible assets, excluding goodwill
Other intangible assets include the Group’s aggregate amounts spent on the acquisition of 2G and 3G licences, customer bases, brands, computer software and development costs. These assets arise from both separate purchases and from acquisition as part of business combinations.

The relative size of the Group’s intangible assets, excluding goodwill, makes the judgements surrounding the estimated useful lives and basis of amortisation critical to the Group’s financial position and performance.

At 31 March 2006, intangible assets, excluding goodwill, amounted to £16,512 million (2005: £16,149 million) and represented 13.0% (2005: 11.0%) of the Group’s total assets.

Estimation of useful life
The useful life used to amortise intangible assets relates to the future performance of the assets acquired and management’s judgement of the period over which economic benefit will be derived from the asset. The basis for determining the useful life for the most significant categories of intangible assets is as follows:

Licences and spectrum fees
The estimated useful life is, generally, the term of the licence, unless there is a presumption of renewal at negligible cost. Using the licence term reflects the period over which the Group will receive economic benefit. For technology specific licences with a presumption of renewal at negligible cost, the estimated useful economic life reflects the Group’s expectation of the period over which the Group will continue to receive economic benefit from the licence. The economic lives are periodically reviewed, taking into consideration such factors as changes in technology. Historically, any changes to economic lives have not been material following these reviews.

Customer bases
The estimated useful life principally reflects management’s view of the average economic life of the customer base and is assessed by reference to customer churn rates. An increase in churn rates may lead to a reduction in the useful life and an increase in the amortisation charge. Historically, changes to churn rates have been insufficient to impact the useful life.

Capitalised software
The useful life is determined by management at the time the software is acquired and brought into use and is regularly reviewed for appropriateness. For computer software licences, the useful life represents management’s view of expected benefits over which the Group will receive benefits from the software, but not exceeding the licence term. For unique software products controlled by the Group, the life is based on historical experience with similar products as well as anticipation of future events, which may impact their life, such as changes in technology.

Historically, changes in useful lives have not resulted in material changes to the Group’s amortisation charge.

Property, plant and equipment
Property, plant and equipment also represent a significant proportion of the asset base of the Group and hence the estimates and assumptions made to determine their carrying value and related depreciation are critical to the Group’s financial position and performance.

Estimation of useful life
The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in the Group’s income statement.

The useful lives of Group assets are determined by management at the time the asset is acquired and reviewed annually for appropriateness. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. Furthermore, network infrastructure cannot be depreciated over a period that extends beyond the expiry of the associated licence under which the operator provides telecommunications services.

Historically, changes in useful lives have not resulted in material changes to the Group’s depreciation charge.

Cost capitalisation
Cost includes the total purchase price and labour costs associated with the Group’s own employees to the extent that they are directly attributable to construction costs, or where they comprise a proportion of a department directly engaged in the purchase or installation of a fixed asset. Management judgement is involved in determining the appropriate internal costs to capitalise and the amounts involved. For the year ended 31 March 2006, internal costs capitalised represented approximately 7% of expenditure on property, plant and equipment and computer software and approximately 1% of total operating expenses.

Taxation
The Group’s tax charge on ordinary activities is the sum of the total current and deferred tax charges. The calculation of the Group’s total tax charge necessarily involves a degree of estimation and judgement in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through a formal legal process. The final resolution of some of these items may give rise to material profit and loss and/or cash flow variances. See “Financial Position and Resources”.

The growth in complexity of the Group’s structure following its rapid expansion geographically has made the degree of estimation and judgement more challenging. The resolution of issues is not always within the control of the Group and it is often dependent on the efficiency of the legal processes in the relevant taxing jurisdictions in which the Group operates. Issues can, and often do, take many years to resolve. Payments in respect of tax liabilities for an accounting period result from payments on account and on the final resolution of open items. As a result, there can be substantial differences between the tax charge in the income statement and tax payments.

Significant items on which the Group has exercised accounting judgement include a provision in respect of an enquiry from UK HM Revenue and Customs with regard to the Controlled Foreign Companies tax legislation (see note 31 to the Consolidated Financial Statements), legal proceedings to recover VAT in relation to 3G licence fees (see “Contingencies” on page 39) and potential tax losses in respect of a write down in the value of investments in Germany (see note 6 to the Consolidated Financial Statements). The amounts recognised in the Consolidated Financial Statements in respect of each matter are derived from the Group’s best estimation and judgement, as described above. However, the inherent uncertainty regarding the outcome of these items means eventual resolution could differ from the accounting estimates and therefore impact the Group’s results and cash flows.

Recognition of deferred tax assets
The recognition of deferred tax assets is based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in the future, against which the reversal of temporary differences can be deducted. Recognition, therefore, involves judgement regarding the future financial performance of the particular legal entity or tax group in which the deferred tax asset has been recognised.

Historical differences between forecast and actual taxable profits have not resulted in material adjustments to the recognition of deferred tax assets.

Vodafone Group Plc Annual Report 2006	27

Back to Contents

Critical Accounting Estimates
continued

Revenue recognition and presentation
Revenue from mobile telecommunications comprises amounts charged to customers in respect of monthly access charges, airtime charges, messaging, the provision of other mobile telecommunications services, including data services and information provision, fees for connecting users of other fixed line and mobile networks to the Group’s network, revenue from the sale of equipment, including handsets, and revenue arising from the Group’s Partner Market agreements.

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

Changes to the allowance may be required if the financial condition of the Group’s customers improves or deteriorates. An improvement in financial condition may result in lower actual write-offs.

Historically, changes to the estimate of losses have not been material to the Group’s financial position and results.

28	Vodafone Group Plc Annual Report 2006

Back to Contents

Performance

Key Peformance Indicators

The Board and the Executive Committee monitor the Group’s progress against its strategic objectives and the financial performance of the Group’s operations on a regular basis. Performance is assessed against the strategy, budgets and forecasts using financial and non-financial measures.

The following details certain of the most significant Key Performance Indicators (KPIs) used by the Group, their purpose, the basis of calculation and the source of the underlying data. Definitions of certain of the terms are provided on page 49.

Financial
The Group uses the following primary measures to assess the performance of the Group and its individual businesses. A number of these measures at a Group level are presented on an organic basis, which provides an assessment of underlying growth excluding the effect of business acquisitions and disposals and changes in exchange rates. Financial measures presented on an organic basis are non-GAAP financial measures. For more information on these measures and the basis of calculation of organic growth see “Non-GAAP Information” on pages 47 to 48.

Revenue
Revenue and its growth for the Group, and its principal markets, covering the 2006 and 2005 financial year, is provided in “Operating Results” on pages 30 to 37.

Revenue and revenue growth are used for internal performance analysis and by investors to assess progress against outlook statements provided externally by the Group.

Adjusted operating profit
Adjusted operating profit is used by the Group for internal performance analysis as it represents the underlying operating profitability of the Group’s businesses. The measure is presented both for the Group and its principal markets, covering the 2006 and 2005 financial years, in “Operating Results” on pages 30 to 37. The basis of calculation, along with an analysis of why the Group believes it is a useful measure, is provided in the section titled “Non-GAAP Information” on pages 47 to 48.

Free cash flow
Free cash flow provides an evaluation of the Group’s liquidity and the cash generated by the Group’s operations. The calculation of free cash flow, along with an analysis of why the Group believes it is a useful measure, is provided in the section titled “Non-GAAP Information” on pages 47 to 48. The Group has provided an outlook for free cash flow in the 2007 financial year on page 45.

Adjusted earnings per share
Adjusted earnings per share is calculated as basic earnings per share from continuing operations excluding items such as impairment losses, non-recurring amounts related to business acquisitions and disposals and changes in the fair value of equity put rights and similar arrangements. The items excluded from basic earnings per share for the 2006 and 2005 financial years and the per share impact are detailed in note 8 to the Consolidated Financial Statements.

Operational
Certain operational measures relating to customers and revenue for the Group’s mobile telecommunications business and its principal makets, covering the 2006 and 2005 financial years, are provided in “Operating Results” on pages 30 to 37, with the exception of customer delight. These measures are commonly used in the mobile telecommunications industry.

Customers
The Group highly values its customers and strives to delight them. As a result, customer based KPIs are important measures for internal performance analysis. Management also believes that certain of these measures provide useful information for investors regarding the success of the Group’s customer acquisition and retention activities. For customer numbers and churn, the data used to calculate the KPIs is derived from the customer relationship management systems of each of the Group’s operations.

Customer numbers
The Group prepares customer numbers on a venture and proportionate basis for its mobile operations. A summary of the customer numbers on both bases is presented in “Business – Business Overview – Summary of Group mobile telecommunications businesses at 31 March 2006” on page 13.

Churn
Churn represents the disconnection rate of customers in each of the Group’s mobile operations. It is calculated as the total gross customer disconnections in the period divided by the average total customers in the period. Churn rates stated in this Annual Report are calculated for the entire financial year.

Customer delight
The Group uses a proprietary ‘customer delight’ system to track customer satisfaction across its controlled markets and jointly controlled market in Italy. More information on the benefits of the system are provided in “Business – Business Overview – Products and services – Customer strategy and management” on page 17.

Customer delight is measured by an index based on the results of surveys performed by an external research company which cover all aspects of service provided by Vodafone and incorporates the results of the relative satisfaction of the customers of competitors. An overall index for the Group is calculated by weighting the results for each of the Group’s operations based on service revenue.

Increased customer expectations are putting a downward pressure on customer satisfaction for the Group and many of its competitors. Despite this trend, the Group outperformed its target for customer delight in the 2006 financial year and the index was broadly stable compared to the previous financial year.

Revenue based measures
Management believes that revenue based measures provide useful information for investors regarding trends in customer revenue derived from mobile telecommunications services and the extent to which customers use mobile services.

The data used to calculate these KPIs is derived from a number of sources. Financial information, such as service revenue, is extracted from the Group’s financial systems, whilst operational information, including customer and usage metrics, is derived from the customer relationship management and billing systems of each of the Group’s operations.

Average revenue per user (“ARPU”)
ARPU represents the average revenue by customers over a period and is calculated as service revenue, being total revenue excluding equipment revenue and connection fees, divided by the weighted average number of customers during the period. ARPU disclosed in this Annual Report is presented on a monthly basis and represents the total ARPU for the financial year divided by twelve.

Voice usage
Voice usage is the total number of minutes of voice use on the Group’s mobile networks, including calls made by the Group’s customers, often referred to as outgoing usage, and calls received by the Group’s customers, often referred to as incoming usage.

Messaging and data revenue
Messaging and data revenue represent the non-voice element of service revenue. In recent years, these revenues have grown at a faster rate than voice revenue as customers increasingly use these services and new products and services have been launched. As competition has intensified in many of the markets in which the Group operates and penetration rates have increased, the ability of the Group to grow messaging and data revenue has become an increasingly important factor, internally and for investors.

Costs
One Vodafone
The One Vodafone initiatives are targeted at achieving savings in operating expenses and capital expenditure and are discussed in more detail on pages 18 to 19. Reporting on performance against these targets will be disclosed in the Annual Report for the year ending 31 March 2008, including reconciliations to amounts included in the Consolidated Financial Statements.

Capitalised fixed asset additions as a percentage of mobile revenue
In the mobile telecommunications industry, significant investment is required to roll out network infrastructure in order to improve service capacity. This performance indicator is used by Vodafone management to compare capitalised fixed asset additions to prior periods and internal forecasts. Management believes that this measure provides useful information for investors to measure the capital investment required to support revenue growth.

This measure is calculated as capitalised fixed asset additions for the mobile telecommunications business (note 3 to the Consolidated Financial Statements) as a percentage of the revenue of the mobile telecommunications businesses (note 3 to the Consolidated Financial Statements). In the 2006 financial year, capitalised fixed asset additions as a percentage of mobile revenue was 13.7% compared with 16.4% for the previous financial year.

Vodafone Group Plc Annual Report 2006	29

Back to Contents

Operating Results

Group Overview

	Years ended 31 March

	2006	2005
	£m	£m

Revenue
Mobile telecommunications	28,137	25,740
Other operations	1,339	1,095
Less: revenue between mobile and other operations	(126)	(157)

	29,350	26,678

Operating (loss)/profit	(14,084)	7,878
Mobile telecommunications(1)	9,280	8,334
Other operations(1)	119	19

Adjusted operating profit(1)	9,399	8,353
– Impairment of intangible assets	(23,515)	(475)
– Other	15	–
– Non-operating income in associated undertakings	17	–
Non-operating income and expense	(2)	(7)
Investment income	353	294
Financing costs	(1,120)	(880)

(Loss)/profit before taxation	(14,853)	7,285
Tax on profit	(2,380)	(1,869)

(Loss)/profit for the financial year from continuing operations	(17,233)	5,416
Loss)/profit for the financial year from discontinued operations	(4,588)	1,102

(Loss)/profit for the financial year	(21,821)	6,518

Note:
(1)	Before impairment losses and non-recurring amounts related to business acquisitions and disposals.

2006 financial year compared to 2005 financial year
Revenue increased by 10.0% to £29,350 million in the year to 31 March 2006, resulting from organic growth of 7.5%, favourable movements in exchange rates of 0.5% and a further 2.0% from the acquisitions in the Czech Republic, India, Romania and South Africa, partially offset by the impact of the disposal of the Group’s operations in Sweden.

The Group recorded an impairment charge to the carrying value of goodwill in the Group’s operations in Germany (£19,400 million) and Italy (£3,600 million) reflecting a revision of the Group’s view of the prospects for these businesses, particularly in the medium to long term, and a further £515 million was recorded in respect of the Swedish business following the announcement of its disposal. This was the primary reason for the operating loss of £14,084 million in the current financial year compared with an operating profit of £7,878 million in the previous financial year. Adjusted operating profit increased by 12.5% to £9,399 million, with organic growth of 11.4%, following organic growth of 10.3% in the Group’s mobile business. Favourable exchange rate movements benefited reported growth for the Group by 1.0% whilst the net impact of acquisitions and disposals improved reported growth by 0.1%.

Mobile telecommunications
	Years ended 31 March

	2006	2005	Change
	£m	£m	%

Total service revenue	25,881	23,547	9.9
Other revenue(1)	2,256	2,193	2.9

	28,137	25,740	9.3

Trading results
Voice services	21,493	19,888	8.1
Non-voice services
– Messaging	3,556	3,143	13.1
– Data	832	516	61.2

Total service revenue	25,881	23,547	9.9
Net other revenue(1)	532	546	(2.6)
Interconnect costs	(4,210)	(3,815)	10.4
Other direct costs	(1,936)	(1,756)	10.3
Net acquisition costs(1)	(1,541)	(1,446)	6.6
Net retention costs(1)	(1,444)	(1,234)	17.0
Payroll	(2,127)	(2,009)	5.9
Other operating expenses	(3,625)	(3,264)	11.1
Acquired intangibles amortisation	(157)	–
Purchased licence amortisation	(947)	(919)	3.0
Depreciation and other amortisation	(3,581)	(3,341)	7.2
Share of operating profit in associated undertakings	2,435	2,025	20.2

Adjusted operating profit(2)	9,280	8,334	11.4

Notes:
(1)	Revenue for the mobile telecommunications business includes revenue of £1,724 million (2005: £1,647 million) which has been deducted from acquisition and retention costs and excluded from other revenue in the trading results.
(2)	Before impairment losses and non-recurring amounts related to acquisitions and disposals.

30	Vodafone Group Plc Annual Report 2006

Back to Contents

Performance

Revenue
Revenue in the mobile business increased by 9.3%, or 6.7% on an organic basis, for the year to 31 March 2006 due to a 7.2% increase in service revenue on an organic basis offset by lower growth in other revenue. Service revenue growth reflected a 15.2% organic increase in the average customer base of the controlled mobile networks and the Group’s share of jointly controlled mobile networks, offset by the impact of lower ARPU in a number of the Group’s markets. Competitive pressures have intensified recently following a significant number of new market entrants and greater competition from incumbents, specifically in the mature markets of Western Europe. Many of these markets have penetration rates over 100% which, together with termination rate cuts and a higher proportion of lower spending prepaid customers across the Group, have led to the decline in ARPU. The estimated impact of termination rate cuts on the growth in service revenue in the current financial year is as follows:

		Impact of	Service revenue
		termination	growth excluding
	Reported growth	rate cut on	the impact of
	in service	service revenue	termination rate
	revenue	growth	cuts
	%	%	%

Germany	1.4	1.7	3.1
Italy	1.9	3.4	5.3
Spain	22.0	2.9	24.9
UK	1.6	1.6	3.2
Other Mobile Operations	22.3	2.7	25.0
Mobile telecommunications business	9.9	2.4	12.3

Voice revenue increased by 8.1%, or by 5.3% on an organic basis, due to by the growth in average customers and a successful usage stimulation programme leading to 24.6% growth in total minutes, or 18.9% on an organic basis, offset by tariff declines from competition and termination rate cuts. Revenue from outgoing calls was the primary driver of voice revenue growth, whilst incoming voice revenue increased marginally as a significant increase in the proportion of incoming calls from other mobile networks was offset by the impact of termination rate cuts, particularly in the second half of the current financial year.

Messaging revenue rose by 13.1%, or 10.6% on an organic basis, as an increase in the average customer base and the number of messages sent per customer was offset by tariff declines.

The success of 3G, Vodafone live! and offerings in the business segment, including Vodafone Mobile Connect data cards and BlackBerry from Vodafone, were the main contributors to a 61.2% increase, or 60.4% on an organic basis, in non-messaging data revenue. An additional 6,321,000 3G devices were registered on the Group’s networks in the current financial year, bringing the total to 7,721,000 at 31 March 2006, including 660,000 business devices such as Vodafone Mobile Connect 3G/GPRS data cards. Prior to the announcement of the disposal of Vodafone Japan in March 2006, the Group registered its ten millionth consumer 3G device, when including 100% of the devices in Italy.

Other revenue increased to £2,256 million, principally due to growth in revenue related to acquisition and retention activities in Spain, partially offset by a reduction in net other revenue, resulting principally from to a fall in the number of customers connected to non-Vodafone networks in the UK. A 32.5% rise in the number of gross customer additions, partially offset by a fall in the average revenue for handset sales to new prepaid customers and a 24.3% increase in the number of upgrades, led to a 4.7% growth in revenue related to acquisition and retention activities to £1,724 million.

Adjusted operating profit
Adjusted operating profit increased by 11.4% to £9,280 million, comprising organic growth of 10.3% and favourable exchange rate movements of 1.1%.

Interconnect costs increased by 7.2% on an organic basis, as strong growth in outgoing voice usage was partially offset by cuts in termination rates in a number of markets and an increased proportion of outgoing traffic being to other Vodafone customers, which does not result in interconnect expense. The rise in the number of upgrades and the increased cost of upgrading customers to 3G were the primary contributors to an 9.4% organic growth in acquisition and retention costs, net of attributable revenue, to £2,985 million. Payroll and other operating expenses as a percentage of service revenue continued to fall, reaching 22.2% for the year to 31 March 2006 compared to 22.4% for the previous financial year.

The charge relating to the amortisation of acquired intangible assets was £157 million following acquisitions in the Czech Republic, India, Romania and South Africa in the current financial year. Depreciation and other amortisation increased, principally due to the net impact of the acquisitions and disposal in the current financial year and the ongoing expansion of 3G networks.

The Group’s share of the result in associated undertakings, before non-recurring amounts related to business acquisitions and disposals, grew by 20.2% after the deduction of interest, tax and minority interest, and 16.8% before the deductions, primarily due to growth at Verizon Wireless in the US. The Group’s share of the result in Verizon Wireless increased by 25.5% to £2,112 million, before deduction of interest, tax and minority interest, with a particularly strong performance in the second half of the current financial year.

Non-mobile telecommunications
Revenue from Other Operations increased by 22.3% to £1,339 million for the current financial year, principally due to growth in Arcor, the Group’s non-mobile operation in Germany. Adjusted operating profit increased to £119 million from £19 million in the previous financial year as a result of the revenue growth and cost efficiencies in Arcor and a reduced loss in the Group’s other non-mobile operations.

Impairment losses
The Group recorded an impairment charge to the carrying value of goodwill in the current financial year of £23,515 million in respect of the Group’s operations in Germany (£19,400 million) and Italy (£3,600 million) reflecting a revision of the Group’s view of the prospects for these businesses, particularly in the medium to long term, and a further £515 million in respect of the Swedish business following the announcement of its disposal. An impairment loss was recognised in the previous financial year of £475 million in respect of the Group’s Swedish operations and reflected fierce competition along with onerous 3G licence obligations.

Investment income and financing costs
	Years ended 31 March

	2006	2005	Change
	£m	£m	%

Net financing costs before dividends from investments	(318)	(293)	8.5
Potential interest charges arising on settlement of outstanding tax issues	(329)	(245)	34.3
Changes in the fair value of equity put rights and similar arrangements	(161)	(67)	140.3
Dividends from investments	41	19	115.8

Net financing costs	(767)	(586)	30.9

Net financing costs before dividends from investments increased by 8.5% to £318 million as an increase in average net debt compared to the previous year was partially offset by gains on mark-to-market adjustments on financial instruments in the current financial year.

Potential interest charges arising on the settlement of outstanding tax issues represents the Group’s estimate of any interest that may be due to tax authorities when the issues are settled. This charge varies due to the interest rates applied by the tax authorities, the timing of tax payments and status of discussions on tax issues with the relevant tax authorities. At 31 March 2006, the provision for potential interest charges arising on settlement of outstanding tax issues was £896 million.

The change in the fair value of equity put rights and similar arrangements comprises the fair value movement in relation to the potential put rights held by Telecom Egypt over its 25.5% interest in Vodafone Egypt and the fair value of a financial liability in relation to the minority partners of Arcor, the Group’s non-mobile operation in Germany. Further details in respect of these arrangements are provided in the section titled “Liquidity and Capital Resources – Option agreements” and in note 24 to the Consolidated Financial Statements.

Taxation
The effective tax rate for the year to 31 March 2006 is (16.0)% compared to 25.7% for the prior year. The negative effective tax rate arises as a result of the £23,515 million impairment losses recognised in the current financial year. These losses are not expected to be deductible for tax purposes so are not expected to create a future benefit. The effective tax rate, exclusive of the impairment losses, is 27.5% for the current financial year, which is lower than the Group’s weighted average tax rate as a result of the repurchase of shares in Vodafone Italy and favourable tax settlements, but has increased compared to the previous year as the prior year benefited from finalising the reorganisation of the Group’s German operations.

Basic loss per share
Basic earnings per share from continuing operations fell from 8.12 pence to a loss per share of 27.66 pence for the current year. The basic loss per share is after a charge of 37.56 pence per share in relation to an impairment of the carrying value of goodwill, a further charge of 0.26 pence per share for the change in fair value of equity put rights and similar arrangements, and a credit of 0.05 pence per share for non-recurring amounts relating to business acquisitions and disposals.

Vodafone Group Plc Annual Report 2006	31

Back to Contents

Operating Results
continued

(Loss)/profit for the financial year from discontinued operations

	Years ended 31 March

	2006	2005	Change
	£m	£m	%

Revenue(1)	7,268	7,396	(1.7)

Adjusted operating profit	455	664
Impairment loss	(4,900)	–

Operating (loss)/profit	(4,445)	664
Non-operating income and expense	–	13
Net financing costs	(3)	(11)

(Loss)/profit before taxation	(4,448)	666
Tax on (loss)/profit(1)	(140)	436

(Loss)/profit for the financial year	(4,588)	1,102

Note
(1)	Included a deferred tax credit of £599 million in the year to 31 March 2005 in respect of losses in Vodafone Holdings K.K. which became eligible for offset against profits of Vodafone K.K. following the merger of the two entities on 1 October 2004.

On 17 March 2006, the Group announced that an agreement had been reached to sell its 97.7% interest in Vodafone Japan to SoftBank. This resulted in the Group’s operations in Japan being classified as an asset held for sale and being presented as a discontinued operation. The disposal was completed on 27 April 2006.

Following the announcement on 17 March 2006, the Group recognised an impairment loss of £4,900 million in respect of Vodafone Japan. The recoverable amount of Vodafone Japan was the fair value less costs to sell.

On completion of the disposal of Vodafone Japan in April 2006, a loss on disposal was recognised as the difference between the final sale proceeds less costs to sell and the carrying value at the date of disposal. The loss on disposal includes, among other items, the cumulative exchange differences in respect of Vodafone Japan previously recognised in equity from 1 April 2004 through to completion.

Review of Operations
Please refer to the Summary of Key Performance Indicators for Principal Markets on page 37 and note 3 to the Consolidated Financial Statements.

Mobile businesses
Vodafone operating companies are licensed on an arm’s length basis to use the Vodafone brand and related trademarks. These arrangements have been reviewed and the charges for the use of the Vodafone brand and related trademarks were revised with effect from 1 April 2005 to reflect the positioning of the brand in the current markets. There is no material impact on the Group’s overall operating profit. The impact of the change is to reduce individual operating company profitability with a corresponding increase in the profit attributable to the common functions segment, which forms part of the mobile telecommunications business.

In April 2006, the Group announced changes to the organisational structure of its operations, effective from 1 May 2006. The following results are presented in accordance with the organisation structure in place for the year to 31 March 2006.

Germany

	Years ended 31 March			Local
				currency
	2006	2005	Change	change
	£m	£m	%	%

Revenue(1)	5,754	5,684	1.2	1.2

Trading results
Voice services	4,304	4,358	(1.2)	(1.3)
Non-voice services
– Messaging	836	800	4.5	4.6
– Data	254	162	56.8	56.8

Total service revenue	5,394	5,320	1.4	1.4
Net other revenue(1)	114	122	(6.6)	(6.9)
Interconnect costs	(732)	(734)	(0.3)	(0.3)
Other direct costs	(281)	(314)	(10.5)	(10.3)
Net acquisition costs(1)	(366)	(348)	5.2	5.2
Net retention costs(1)	(349)	(330)	5.8	5.6
Payroll	(412)	(425)	(3.1)	(3.0)
Other operating
expenses	(665)	(646)	2.9	3.1
Purchased licence
amortisation	(342)	(342)	–	–
Depreciation and other
amortisation(2)	(865)	(830)	4.2	4.3

Adjusted operating
profit(2)	1,496	1,473	1.6	1.3

Notes:
(1)	Revenue includes revenue of £246 million (2005: £242 million) which has been excluded from other revenue and deducted from acquisition and retention costs in the trading results.
(2)	Before impairment losses

The German market has seen recent intensification in price competition, principally from new market entrants, together with high levels of penetration and further reductions in termination rates. Despite this, Vodafone has continued to lead the market in the number of 3G customers, and has launched innovative products such as mobile TV and Vodafone Zuhause, which allows users to replace fixed line networks installed in their homes. In addition, Vodafone launched HSDPA technology in March 2006.

Total revenue increased by 1.2% as the benefits of a larger customer base and an increase in non-voice service revenue were partly offset by reduced voice pricing, in response to aggressive competition, and a further termination rate cut in December 2005 from 13.2 to 11.0 eurocents per minute. The average customer base grew by 8.4% due to the attractiveness of promotions, including an offer which allowed prepaid customers to pay a fixed charge for calls to fixed lines and other Vodafone customers, which was taken up by more than one and a quarter million customers, and new products such as Vodafone Zuhause, which had 448,000 registered customers at 31 March 2006. New prepaid tariffs, including a low priced internet only offer, and ongoing promotional activity, particularly in the last four months of the year, contributed to total voice usage increasing by 13.7%. Excluding the termination rate cut in December 2005, service revenue growth would have been 3.1% in local currency. A further cut in termination rates is currently expected by the end of 2006.

Non-voice service revenue increased by 13.4% in local currency, driven primarily by strong growth of 56.8% in non-messaging data revenue. Vodafone maintained its leadership in the 3G market, demonstrated by Vodafone live! with 3G customers generating over 3.1 million full track music downloads in the current financial year for Vodafone, more than any other mobile network operator in Germany. The number of active Vodafone live! devices continued to increase, with 28.3% growth in the year. In the business segment, there were 241,000 Vodafone Mobile Connect 3G/GPRS data cards and 226,000 wireless push e-mail enabled devices registered on the network at 31 March 2006. Messaging revenue increased 4.6%, in local currency, mainly as a result of promotional activities.

Overall cost efficiencies, counteracted by investments in customer acquisition and retention and an increase in Group charges for the use of the brand and related trademarks, which represented 1.1% of service revenue, lead to an increase in adjusted operating profit of 1.3% in local currency to £1,496 million. Growth in 3G customers and increased gross additions, partially offset by a rise in the proportion of low subsidy prepaid

32	Vodafone Group Plc Annual Report 2006

Back to Contents

Performance

additions, led to a 5.2% increase in net acquisition costs. Interconnect costs decreased by 0.3%, as the termination rate cuts in the current and previous financial years more than offset the effect of higher voice usage. An increase in the number of customer upgrades resulted in a 5.6% increase in net retention costs. Adjusted operating profit was further impacted by additional depreciation charges from continued 3G network deployment.

Italy

	Years ended 31 March			Local
				currency
	2006	2005	Change	change
	£m	£m	%	%

Revenue(1)	4,363	4,273	2.1	2.0

Trading results
Voice services	3,472	3,492	(0.6)	(0.7)
Non-voice services
– Messaging	600	532	12.8	12.9
– Data	98	67	46.3	45.2

Total service revenue	4,170	4,091	1.9	1.8
Net other revenue(1)	15	14	7.1	2.8
Interconnect costs	(681)	(701)	(2.9)	(3.1)
Other direct costs	(241)	(232)	3.9	3.8
Net acquisition costs(1)	(78)	(71)	9.9	9.6
Net retention costs(1)	(93)	(74)	25.7	25.1
Payroll	(250)	(250)	–	–
Other operating
expenses	(572)	(497)	15.1	15.1
Purchased licence
amortisation	(74)	(74)	–	–
Depreciation and other
amortisation(3)	(524)	(512)	2.3	2.0

Adjusted operating
profit(3)	1,672	1,694	(1.3)	(1.3)

Notes
(1)	Revenue includes revenue of £178 million (2005: £168 million) which has been excluded from other revenue and deducted from acquisition and retention costs in the trading results.
(2)	Italy is a joint venture and is proportionately consolidated by the Group and hence the results reported represent the Group’s average effective interest, being 76.8%.
(3)	Before impairment losses

Competition in Italy has continued to intensify with the mobile network operators competing aggressively on subsidies and, increasingly, on price, particularly in the second half of the year. Vodafone achieved average customer growth of 6.9% driven by successful promotions despite the competitive environment and a market penetration rate well in excess of 100% due to customers having more than one SIM.

In local currency, total revenue rose by 2.0%, reflecting the increase in service revenue which was driven primarily by continuing growth in non-voice services as voice revenue declined marginally following an average 20.5% reduction in termination rates from September 2005. Excluding the impact of the termination rate cut, service revenue increased by 5.2% in local currency. Strong promotional activities, for example free calls after the first minute and free text messages for a small activation fee which were taken up by more than ten million customers, and the increase in the customer base led to a rise of 5.1% in voice usage and a 41.7% increase in messaging, including a 261% growth in MMS usage. An increase in the number of SIMs per user and competitive pressures led to a reduction in activity rates, especially in the second half of the year, and an increase in blended churn from 17.2% to 18.7%.

Non-voice service revenue rose by 16.5% in local currency, primarily driven by a 12.9% rise in messaging revenue. Increased penetration of 3G devices, a focus on retaining high value customers, increased usage of Vodafone live! and Vodafone Mobile Connect data cards and attractive data promotions were the main contributors to 45.2% growth in non-messaging data revenue.

In local currency, adjusted operating profit fell by 1.3% due to the impact of an increase in Group charges for the use of brand and related trademarks, which represented approximately 1.1% of service revenue, investment in customer acquisition and retention and higher marketing spend in response to the competitive pressures, along with the increased costs from the continued roll out of the 3G network. Strong upgrade activities and a focus on high value customers in response to aggressive competition led to the rise in retention costs, whilst handset promotions adversely impacted acquisition costs, especially in the first half of the year. Interconnect costs fell due to the cut in termination rates combined with promotions focusing on calls to other Vodafone and fixed-line numbers, which incur lower interconnect costs, especially in the second half of the year. Other direct costs increased 3.8%, primarily as a result of an increase in content provision costs arising from the increase in data service usage.

Spain

	Years ended 31 March			Local
				currency
	2006	2005	Change	change
	£m	£m	%	%

Revenue(1)	3,995	3,261	22.5	22.6

Trading results
Voice services	3,093	2,558	20.9	20.9
Non-voice services
– Messaging	417	340	22.6	23.0
– Data	105	65	61.5	62.1

Total service revenue	3,615	2,963	22.0	22.0
Net other revenue(1)	6	2
Interconnect costs	(634)	(540)	17.4	17.5
Other direct costs	(329)	(263)	25.1	25.4
Net acquisition costs(1)	(274)	(246)	11.4	11.7
Net retention costs(1)	(249)	(172)	44.8	45.3
Payroll	(151)	(140)	7.9	7.8
Other operating
expenses	(611)	(468)	30.6	30.7
Purchased licence
amortisation	(69)	(69)	–	–
Depreciation and other
amortisation	(336)	(292)	15.1	14.8

Adjusted operating
profit	968	775	24.9	24.6

Note
(1)	Revenue includes revenue of £374 million (2005: £296 million) which has been excluded from other revenue and deducted from acquisition and retention costs in the trading results.

Vodafone continued to perform strongly in Spain, in revenue growth and profitability, despite an increasingly competitive market, through promotions and competitive tariffs attracting new customers and encouraging prepaid customers to migrate to contract tariffs.

Total revenue for the financial year increased by 22.6% in local currency, due principally to a rise in service revenue achieved from an 18.5% growth in the average customer base and an improvement in ARPU, notwithstanding a 10.6% cut in the termination rate in November 2005. The launch of attractive tariffs, successful promotional campaigns and the offer of an appealing handset portfolio increased the average customer base and encouraged a further increase in the proportion of contract customers from 46.9% at 31 March 2005 to 49.6% at 31 March 2006. These factors contributed to a 34.0% increase in total voice usage compared with the previous financial year and a reduction in blended churn from 21.9% at 31 March 2005 to 20.9% at 31 March 2006.

The principal driver behind the 23.0% growth in messaging revenue in local currency was a 23.1% increase in messaging usage due to the higher customer base and targeted promotions. The growth of 62.1% in non-messaging data revenue was due to an increase of 814,000 in the number of registered 3G devices and the success of data solutions, which have contributed to Vodafone leading the 3G market in Spain, along with an 84.3% increase in the number of Vodafone live! devices.

Adjusted operating profit increased as a percentage of service revenue, as cost reductions were only partially offset by the impact of the increased Group charge for use of the brand and related trademarks. Interconnect costs fell as a proportion of service revenue, due to promotions which encouraged calls to be made to Vodafone and fixed-line numbers, which incur lower interconnect costs, and the cut in termination rates. A higher proportion of prepaid gross customer additions, which have a lower per unit acquisition cost, particularly in the first half of the financial year led to acquisition costs

Vodafone Group Plc Annual Report 2006	33

Back to Contents

Operating Results
continued

falling as a proportion of service revenue compared to the previous financial year. These relative cost reductions were offset by the cost of upgrading customers to 3G handsets, migrating prepaid customers to contract tariffs and a larger customer base, reflected in a 45.3% increase in net retention costs. Other direct costs increased mainly due to increased content provision costs resulting from higher usage of the expanded offering on the Vodafone live! platform.

United Kingdom

	Years ended 31 March

	2006	2005	Change
	£m	£m	%

Revenue(1)	5,048	5,065	(0.3)

Trading results
Voice services	3,642	3,672	(0.8)
Non-voice services
– Messaging	705	684	3.1
– Data	221	142	55.6

Total service revenue	4,568	4,498	1.6
Net other revenue(1)	135	177	(23.7)
Interconnect costs	(862)	(771)	11.8
Other direct costs	(355)	(367)	(3.3)
Net acquisition costs(1)	(380)	(388)	(2.1)
Net retention costs(1)	(395)	(391)	1.0
Payroll	(391)	(403)	(3.0)
Other operating expenses	(697)	(646)	7.9
Purchased licence amortisation	(333)	(333)	–
Depreciation and other amortisation	(592)	(597)	(0.8)

Adjusted operating profit	698	779	(10.4)

Note
(1)	Revenue includes revenue of £345 million (2005: £390 million) which has been excluded from other revenue and deducted from acquisition and retention costs in the trading results.

Vodafone UK continued to see strong growth in its customer base, without a corresponding increase in acquisition and retention investment, despite the UK being one of the most competitive markets in which the Group operates, with mobile penetration rates in excess of 100%. Enhanced data offerings led to strong growth in non-messaging data revenue and Vodafone now has over 1 million registered 3G devices.

Total revenue fell by 0.3%, as a 1.6% increase in service revenue was offset by a fall in equipment and other revenue. Service revenue grew by 3.2%, excluding the effect of the September 2004 termination rate cut, benefiting from an increase in average customers of 7.8%, partially offset by falling ARPU, notwithstanding a rise in usage. New customer offerings, including Stop the Clock, helped to stimulate a 10.1% increase in total voice usage, but this was offset by changes in prices during the year to improve competitiveness in the market, leading to an overall 0.8% decrease in voice revenue, which grew by 1.2% excluding the effect of the termination rate cut. A continuing focus on customer retention and an increasing proportion of customers on 18 month contracts had a positive impact on contract customer churn which fell from 22.7% to 21.5%, although blended churn increased to 32.1%, including the effect of increased prepaid customer self-upgrades, consistent with market trends.

Non-voice service revenue increased by 12.1%, driven largely by the success of enhanced data offerings. Growth of 843,000 over the financial year in registered 3G devices and the continued success of Vodafone Mobile Connect data cards and wireless push e-mail devices contributed to non-messaging data revenue increasing by 55.6%. Combined voice and messaging promotions led to an 18.1% increase in total messaging usage, although this was partially offset by a decline in the average price per message, and resulted in a 3.1% rise in messaging revenue.

The rise in interconnect costs and the cost of one-off call centre closures, as well as an increase in Group charges for use of the brand and related trademarks, which represented approximately 1.1% of service revenue, were partially offset by efficiencies in overheads and acquisition and retention costs, leading to a fall in adjusted operating profit of 10.3%. Interconnect costs increased by 11.8%, following an increase in total usage, combined with an increase in the proportion of voice calls made to customers of other mobile network operators, as customers optimise cross-network bundled tariffs, partially offset by the termination rate cut. Despite higher gross additions and upgrades, especially in the first half of the year, and a higher proportion of 3G connections, acquisition and retention costs were kept stable with the prior year, mainly due to an increase in direct sales activity, SIM only promotions and a higher proportion of prepaid additions with lower subsidies. Payroll was 3% lower than the prior year and other operating expenses were lower than the prior year, excluding one-off call centre closures and the increase in Group charges for use of the brand and related trademarks, driven by the continued benefits of a structured cost reduction plan.

US – Verizon Wireless

	Years ended 31 March			Local
				currency
	2006	2005	Change	change
	£m	£m	%	%

Adjusted operating
profit	1,732	1,354	27.9	23.8

Share of result in
associated
undertaking
Operating profit	2,112	1,683	25.5	21.5
Interest	(204)	(187)	9.1	5.4
Tax	(116)	(91)	27.5	22.5
Minority interest	(60)	(51)	17.6	14.9

	1,732	1,354	27.9	23.8

The US mobile telecommunications market has seen continued significant growth in customer numbers over the last twelve months, with penetration reaching an estimated 72% at 31 March 2006. In this environment, Verizon Wireless continued to increase its market share and improve its market leading margin performance.

Verizon Wireless outperformed its competitors with record net additions, increasing the proportionate customer base by 16.6% over the financial year to 23,530,000 and improving customer market share to approximately 25% whilst also maintaining the proportion of contract customers at 94.5% of the total customer base at 31 March 2006. The strong customer performance benefited from continuing improvements in customer loyalty, with a reduction in blended churn of 2.5 percentage points to 14.7% compared with the previous financial year, the lowest in the US mobile telecommunications industry.

In local currency, Verizon Wireless’ revenue increased by 14.9% due to the strong customer growth, partially offset by a fall in ARPU of 1.9%. The ARPU decline primarily resulted from an increase in the proportion of family share customers and voice tariff pricing changes implemented early in 2005, which included increases in the size of bundled minute plans.

Non-voice service revenue increased by more than 100% compared with the previous financial year and represented 8.9% of service revenue for the current year. Continued increases in messaging revenues were augmented by strong growth from data products, including Verizon Wireless’ consumer broadband multimedia offering, wireless email and broadband data card service. Verizon Wireless’ next-generation EV-DO network is currently available to about 150 million people, approximately half the US population. This investment has paved the way for the launch of innovative new data services in areas such as full track music downloads and location based services.

In local currency, the Group’s share of Verizon Wireless’ operating profit increased by 21.5%, driven by revenue growth and maintaining a leading cost efficiency position in the US market. The Group’s share of the tax attributable to Verizon Wireless of £116 million for the year ended 31 March 2006 relates only to the corporate entities held by the Verizon Wireless partnership. The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.

Vodafone and Verizon Wireless are engaged in a number of joint projects, predominantly focusing upon bringing global services to their customers. The financial year saw the introduction of two new data roaming services for Verizon Wireless customers, in addition to the launch of new handsets for the global phone proposition, all of which leverage the Vodafone footprint.

Verizon Wireless continued to strengthen its spectrum position with the completion of the purchase of several key spectrum licences, including licences from Nextwave, Leap Wireless and Metro PCS and through participation in the FCC’s Auction 58, which took place in February 2005, with licences being granted in May 2005.

34	Vodafone Group Plc Annual Report 2006

Back to Contents

Performance

Other Mobile Operations

	Years ended 31 March			Local
				currency
	2006	2005	Change	change
	£m	£m	%	%

Total revenue
Subsidiaries	7,812	6,474	20.7
Joint ventures	1,470	1,184	24.2
Less: intra-segment revenue	(32)	(21)	52.4

	9,250	7,637	21.1	12.6

Adjusted operating
profit(2)
Subsidiaries	1,445	1,368	5.6
Joint ventures	363	305	19.0
Associated
undertakings	695	671	3.6

	2,503	2,344	6.8	6.4

Trading results
Voice services	7,313	6,070	20.5
Non-voice services
– Messaging	1,017	790	28.7
– Data	200	113	77.0

Total service revenue	8,530	6,973	22.3
Net other revenue(1)	137	110	24.5
Interconnect costs	(1,698)	(1,367)	24.2
Other direct costs	(727)	(568)	28.0
Net acquisition costs(1)	(443)	(393)	12.7
Net retention costs(1)	(358)	(267)	34.1
Payroll	(624)	(531)	17.5
Other operating
expenses(2)	(1,531)	(1,140)	34.3
Acquired intangibles
amortisation	(157)	–
Purchased licence
amortisation	(129)	(100)	29.0
Depreciation and other
amortisation(2)	(1,192)	(1,044)	14.2
Share of result in
associates(2)	695	671	3.6

Adjusted operating profit(2)	2,503	2,344	6.8	6.4

Share in result of associates
Operating profit(2)	1,044	1,020	2.4
Interest	(20)	(7)	185.7
Tax	(329)	(342)	(3.8)

	695	671	3.6

Notes:
(1)	Revenue includes revenue of £583 million (2005: £554 million) which has been excluded from other revenue and deducted from acquisition and retention costs in the trading results.
(2)	Before impairment losses and non-recurring amounts related to acquisitions and disposals.

Total revenue for the Group’s Other Mobile Operations increased by 21.1%, or 12.6% on an organic basis. The net impact of acquisitions in the Czech Republic, India, Romania and South Africa and the disposal of the Group’s Swedish operations during the year ended 31 March 2006 increased reported revenue growth by 6.8%. Favourable exchange rate movements accounted for 1.7% of the remaining difference between reported and organic growth. The increase in total service revenue was principally driven by an increase in the average customer base of 26.5% excluding the impact of the acquisitions and disposal and of 44.0% including the impact of the acquisitions and disposal. This effect was partially offset by cuts in termination rates in certain markets, reduced ARPU from the launch of more competitive tariffs and an increase in the number of lower usage prepaid customers.

Excluding the impact of termination rate cuts, service revenue growth would have been 25.0%. Messaging and non-messaging data revenue grew strongly, increasing by 18.6% and 74.1%, respectively, on an organic basis and by 28.7% and 77.0%, respectively, including the impact of acquisitions, disposals and exchange rate movements.

Adjusted operating profit increased by 6.8%, or 6.4% on an organic basis, over the comparative period, with 0.5% of the difference due to the acquisitions and disposal in the current financial year, offset by 0.9% resulting from favourable foreign exchange rate movements. The reported growth in adjusted operating profit in the year was impacted by a reduction in the profitability of certain highly competitive markets, in particular Australia and the Netherlands, though these factors were partially offset by the profit contributed by acquisitions in the year and the impact of the disposal of the Group’s Swedish operations, as well as higher depreciation and purchased licence amortisation, following the launch of 3G services in Australia and New Zealand, and the amortisation of identifiable intangible assets from the acquisitions in the current financial year.

Other Mobile subsidiaries
In Greece, service revenue grew by 9.4% when measured in local currency, due primarily to a 13.6% rise in the average customer base. ARPU decreased by 3.7% year-on-year, mainly due to a reduction in termination rates of 16.8% in September 2004. In local currency, service revenue growth was 12.0% excluding the termination rate cut. An increasing emphasis on retaining customers by encouraging prepaid to contract customer migration resulted in churn decreasing to 25.0% for the current financial year from 29.7% in the previous year.

Service revenue in Egypt, when measured in local currency, grew by 36.2%, primarily as a result of an increase in the average prepaid customer base of 82.0% which was driven by new innovative tariffs improving access and affordability in the market place. Revenue market share increased by 3.8 percentage points in the 2006 financial year to 51.8%.

Competition in Portugal intensified during the year with aggressively priced no-frills offerings by competitors which, combined with cuts in the termination rate which resulted in the average termination rate this year being 28.3% lower than last year, led to local currency service revenue growth being restricted to 1.6%.

In the Netherlands, an increase of 3.5% in service revenue and a 10.0% growth in the average customer base was achieved.

Vodafone Australia increased its customer base by 16.0%, and local currency service revenue by 11.8% due to the popularity of the capped plans, which have resulted in a significant increase in outgoing voice usage, whilst adversely impacting outgoing voice revenue per minute and interconnect costs. 3G services were launched on 31 October 2005, with strong uptake resulting in 171,000 consumer 3G devices being registered on the network by 31 March 2006.

New Zealand achieved service revenue growth of 8.5%, driven by a 12.3% growth in the average customer base, due principally to the launch of competitive promotions during the year. 3G services were launched on 10 August 2005, with 103,000 3G devices registered by the end of the financial year.

In Ireland, service revenue grew by 5.9%, primarily due to an increase of 9.2% in total voice usage following a 5.9% increase in the average customer base. Voice usage per customer in Ireland remains the highest of all Vodafone’s European subsidiaries.

On 5 January 2006, the Group announced that it had completed the sale of its 100% interest in Vodafone Sweden to Telenor, the pan-Nordic telecommunications operator. Vodafone and Telenor have agreed the terms of a Partner Market Agreement in Sweden, allowing Telenor’s mobile customers in Sweden and Vodafone customers to continue to benefit from Vodafone’s global brand, products and services in Sweden.

Service revenue growth in Hungary and Albania, when measured in local currency, was 13.9% and 16.2% respectively. Vodafone Romania increased service revenue by 39.0% in local currency compared with the previous financial year, assuming the Group’s increased equity interest is reflected in the whole of the current and prior financial year. Additionally, Vodafone’s newly acquired subsidiaries in the Czech Republic and Romania have performed ahead of the Group’s expectations at the time of the acquisition.

Other Mobile joint ventures
Average proportionate customers for the Group’s joint ventures, excluding Italy, grew organically by 43.4% in the year to 31 March 2006, with strong growth in markets with relatively low penetration rates. The customer growth was the primary reason for the 19.0% increase in adjusted operating profit for other mobile joint ventures.

During the financial year, the Group completed the acquisition of a 10% economic interest in Bharti Tele-Ventures Limited (now renamed Bharti Airtel Limited), a leading national mobile operator in India.

Vodafone Group Plc Annual Report 2006	35

Back to Contents

Operating Results
continued

The Group also increased its effective shareholding in its joint venture in South Africa, Vodacom, from 35% to approximately 50% following the acquisition of VenFin.

Other Mobile associated undertakings
SFR, the Group’s associated undertaking in France, reported strong growth in revenue and operating profit, principally as a result of an 8.1% increase in average customers compared with the previous financial year. Usage of both voice and non-voice services increased in the year and SFR had a total of 5,268,000 Vodafone live! customers at 31 March 2006. SFR continues to grow its 3G base and at 31 March 2006 had registered 1,352,000 3G devices on its network.

On 30 November 2005, the French competition authority fined SFR €220 million for engaging in anti-competitive agreements that distorted market competition. SFR is in the process of appealing this decision.

On 7 April 2006, the Swiss Competition Commission notified Swisscom Mobile, the Group’s associated undertaking in Switzerland, of its intention to impose a fine of CHF489 million in relation to abusive pricing on the mobile wholesale call termination market between 1 April 2004 and 31 May 2005.

Other Mobile investments
China Mobile, in which the Group has a 3.27% stake, and is accounted for as an investment, grew its customer base by 21.9% in the year to 260.6 million at 31 March 2006. Dividends of £41 million were received in the year.

Common functions

	Years ended 31 March

	2006	2005	Change
	£m	£m	%

Revenue	145	123	17.9

Adjusted operating profit/(loss)	211	(85)

Common functions include the results of Partner Markets and unallocated central Group costs and charges. Adjusted operating profit increased primarily due to a revision of the charges made to Vodafone operating companies for the use of the Vodafone brand and related trademarks which took effect from 1 April 2005.

Other operations

	Years ended 31 March

	2006	2005	Change
	£m	£m	%

Revenue
Germany	1,320	1,095	20.5
Other	19	–

	1,339	1,095	22.3

Adjusted operating profit/(loss)
Germany	139	64	117.2
Other	(20)	(45)	(55.6)

	119	19	526.3

Other operations comprise interests in fixed line telecommunications businesses in Germany, France and India.

Germany
In local currency, Arcor’s revenue increased by 20.7%, primarily due to customer and usage growth, partially offset by tariff decreases in the competitive market. The incumbent fixed line market leader continues to drive this intensive competition, although Arcor further strengthened its position as the main competitor. Contract ISDN voice customers increased by 103% to 1,447,000 and DSL (broadband internet) customers by 166% to 1,209,000 in the current financial year. Arcor increased its share of the DSL market to 11%. Revenue growth and cost efficiencies led to the substantial improvement in adjusted operating profit.

Other
The merger of Cegetel, the Group’s associated undertaking, and Neuf Telecom closed on 22 August 2005, giving the Group a proportionate interest of 12.4% in the leading alternative operator for fixed line telecommunications services in France. The new entity, Neuf Cegetel, has the largest alternative broadband network in France, with 70% population coverage.

US GAAP Reconciliation
The principal differences between US GAAP and IFRS, as they relate to the Consolidated Financial Statements, are the accounting for goodwill and intangible assets before 29 September 2005, the accounting for income taxes, the capitalisation of interest and the timing of recognition of connection revenue and expenses.

In the year ended 31 March 2006, revenue from continuing operations under US GAAP was £23,756 million compared with revenue from continuing operations under IFRS of £29,350 million for the same period. The difference relates to the equity accounting of Vodafone Italy under US GAAP, the treatment of Vodafone Sweden as discontinued under US GAAP and the release of connection revenue deferred prior to the adoption of EITF 00-21 on 1 October 2003, which is required to be recognised over the period a customer is expected to remain connected to the network under US GAAP.

Net loss under US GAAP for the year ended 31 March 2006 was £13,310 million, compared with a loss for the financial year under IFRS of £21,821 million for the same period. The lower net loss under US GAAP was mainly driven by higher amortisation charges of other intangible assets and share of result in equity method investments, more than offset by income taxes and the reversal of impairment losses.

The reconciliation of the differences between IFRS and US GAAP is provided in note 38 to the Consolidated Financial Statements.

36	Vodafone Group Plc Annual Report 2006

Back to Contents

Performance

Summary of Key Performance Indicators
for Principal Markets

	2006	2005

Germany
Customers (’000s)(1)	29,191	27,223
Prepaid (%)	53.3	52
Activity level (%)(1)(2)	90.6	93.7
Churn (%)(1)	20.2	18.3
Average monthly ARPU (€)(1)
– Prepaid	8.5	9.8
– Contract	39.2	39.9
– Blended	23.3	24.9
Total voice minutes (millions)	26,787	23,560
Vodafone live! active devices (’000)	6,214	4,845
3G devices (’000)(1)	2,025	358

	2006	2005

Italy
Customers (’000s)(1)	18,490	17,280
Prepaid (%)	92.2	92
Activity level (%)(1)	91.2	92.3
Churn (%)(1)	18.7	17.2
Average monthly ARPU (€)(1)(2)
– Prepaid	24.3	25.4
– Contract	74.7	76.8
– Blended	28.5	29.9
Total voice minutes (millions)	29,604	28,170
Vodafone live! active devices (’000)	4,097	2,113
3G devices (’000)(1)	2,250	511

	2006	2005

Spain
Customers (’000s)(1)	13,521	11,472
Prepaid (%)	50.4	53
Activity level (%)(1)	94.3	94.6
Churn (%)(1)	20.9	21.9
Average monthly ARPU (€)(1)(2)
– Prepaid	15.1	15.1
– Contract	56.9	57.4
– Blended	35.6	34.5
Total voice minutes (millions)	23,835	17,793
Vodafone live! active devices (’000)	5,514	2,992
3G devices (’000)(1)	902	88

	2006	2005

United Kingdom
Customers (’000s)(1)	16,304	15,324
Prepaid (%)	61.1	61
Activity level (%)(1)	88.4	90.3
Churn (%)(1)	32.1	29.7
Average monthly ARPU (£)(1)(2)
– Prepaid	9.4	10.3
– Contract	45.7	47.4
– Blended	24.0	25.5
Total voice minutes (millions)	28,059	25,486
Vodafone live! active devices (’000)	4,181	3,443
3G devices (’000)(1)	1,033	190

	2006	2005

US – Verizon Wireless
Customers (’000s)(1)	23,530	20,173
Churn (%)(1)	14.7	17.2
Average monthly ARPU ($)(1)(2)
– Blended	51.4	52.4
Acquistion and retention costs as a percentage of service revenue (%)	12.4	12.9

Notes:
(1)	See page 49 for definitions.
(2)	During the year ended 31 March 2006, the definition of an active customer was revised to one who either pays a monthly fee or has made or received a chargeable event in the last three months. The information for the year ended 31 March 2005 has been restated using this revised definition.

Vodafone Group Plc Annual Report 2006	37

Back to Contents

Financial Position and Resources

Balance Sheet
	Years ended 31 March

	2006	2005	Change
	£m	£m	%

Non-current assets
Intangible assets	69,118	97,148	(28.9)
Property, plant and equipment	13,660	17,442	(21.7)
Investments in associated undertakings	23,197	20,234	14.6
Other non-current assets	2,639	2,962	(10.9)

	108,614	137,786	(21.2)
Current assets	7,532	9,411	(20.0)
Assets included in disposal group
held for sale	10,592	–	–

Total assets	126,738	147,197	(13.9)

Total equity	85,312	113,648	(24.9)

Non-current liabilities
Long-term borrowings	16,750	13,190	27.0
Deferred tax liabilities	5,670	4,849	16.9
Other non-current liabilities	951	893	6.5

	23,371	18,932	23.4

Current liabilities
Short-term borrowings	3,448	2,003	72.1
Current taxation liabilities	4,448	4,353	2.2
Other current liabilities	7,616	8,261	(7.8)

	15,512	14,617	6.1

Liabilities included in disposal
group held for sale	2,543	–	–

Total equity and liabilities	126,738	147,197	(13.9)

Non-current assets
Intangible assets
At 31 March 2006, the Group’s intangible assets were £69.1 billion, with goodwill comprising the largest element at £52.6 billion (2005: £81.0 billion). The balance has decreased from £97.1 billion (£88.1 billion excluding discontinued operations) at 31 March 2005 mainly as a result of a £23.5 billion impairment charge in the 2006 financial year in respect of the carrying value of goodwill of Germany, Italy and Sweden. Refer to note 10 to the Consolidated Financial Statements for further information on the impairment losses. Other movements resulted from £4.7 billion of intangible assets arising on acquisitions in the 2006 financial year, £0.6 billion of additions, primarily in relation to computer software, £1.0 billion of exchange movements, partially offset by £1.6 billion of amortisation charges and £0.2 billion of disposals, mainly in relation to the goodwill related to Vodafone Sweden.

Property, plant and equipment
The most significant component of property, plant and equipment is network infrastructure, which is fundamental to the Group being able to provide its services. Property, plant and equipment decreased from £17.4 billion (£12.9 billion excluding Japan) at 31 March 2005 to £13.7 billion at 31 March 2006 as a result of £3.4 billion of additions during the year and £0.9 billion of additions arising on acquisition as well as £0.3 billion of foreign exchange movements, partially offset by £3.1 billion of depreciation charges and £0.7 billion of disposals including £0.6 billion in relation to the sale of the Group’s operations in Sweden. At 31 March 2006, network infrastructure assets of £10.1 billion (2005: £14.1 billion) represented 73.6% (2005: 80.8%) of total property, plant and equipment.

Investments in associated undertakings
The Group’s investments in associated undertakings increased from £20.2 billion at 31 March 2005 to £23.2 billion at 31 March 2006, mainly as a result of £2.4 billion from the Group’s share of the results of its associates after the deductions of interest, tax and minority interest, and favourable exchange rate movements of £1.4 billion, offset by £0.8 billion of dividends received.

Other non-current assets
Other non-current assets mainly relates to other investments held by the Group, which totalled £2.1 billion at 31 March 2006 compared to £1.2 billion at 31 March 2005, with the movement representing an increase in the listed share price of China Mobile in which the Group has an equity investment and foreign exchange movements, offset by a

£0.5 billion decrease in deferred tax assets, excluding discontinued operations – see non-current liabilities below.

Current assets
Current assets decreased to £7.5 billion at 31 March 2006 from £9.4 billion at 31 March 2005, mainly as a result of a £1.0 billion reduction in cash and liquid investments and the reclassification of Vodafone Japan as discontinued operations.

Equity shareholders’ funds
Total equity shareholders’ funds decreased from £113.8 billion at 31 March 2005 to £85.4 billion at 31 March 2006. The decrease comprises of the loss for the year of £21.9 billion, equity dividends of £2.8 billion, purchases of the Company’s own shares of £6.5 billion, a loss on the re-issue of treasury shares of £0.1 billion and £0.1 billion of other movements, partially offset by £0.4 billion of own shares released on vesting of share awards, issue of new share capital of £0.2 billion, a £0.1 billion share-based payments charge and £2.3 billion of other accumulated other recognised income and expense.

Non-current liabilities
Non-current liabilities increased to £23.4 billion at 31 March 2006 from £18.9 billion at 31 March 2005, mainly due to the increase in borrowings, which is discussed further in “Liquidity and Capital Resources”. The deferred tax liability increased from £4.8 billion at 31 March 2005 to £5.7 billion at 31 March 2006, which together with the £0.5 billion decrease in deferred tax assets, arose primarily from a net £0.4 billion in relation to acquisitions and disposals in the year, £0.6 billion additional tax charges to the income statement and £0.2 billion of foreign exchange movements – refer to note 6 to the Consolidated Financial Statements. Non-current liabilities also includes £0.1 billion (2005: £0.1 billion) in relation to the deficit on defined benefit pension schemes – refer to note 25 to the Consolidated Financial Statements.

Current liabilities
Current liabilities increased to £15.5 billion from £14.6 billion.

Equity Dividends
The table below sets out the amounts of interim, final and total cash dividends paid or, in the case of the final dividend for the 2006 financial year, proposed in respect of each financial year indicated both in pence per ordinary share and translated, solely for convenience, into cents per ordinary share at the Noon Buying Rate on each of the respective payment dates for such interim and final dividends.

	Pence per ordinary share				Cents per ordinary share
Year ended
31 March	Interim	Final		Total	Interim	Final		Total

2002	0.7224	0.7497		1.4721	1.0241	1.1422		2.1663
2003	0.7946	0.8983		1.6929	1.2939	1.4445		2.7384
2004	0.9535	1.0780		2.0315	1.7601	1.9899		3.7500
2005	1.91	2.16		4.07	3.60	4.08		7.68
2006	2.20	3.87	(1)	6.07	3.83	6.73	(1)	10.56

Note:
(1)	The final dividend for the year was proposed on 30 May 2006 and is payable on 4 August 2006 to holders of record as of 7 June 2006. This dividend has been translated into US dollars at the Noon Buying Rate at 31 March 2006 for ADS holders, but will be payable in US dollars under the terms of the deposit agreement.

The Company has historically paid dividends semi-annually, with a regular interim dividend in respect of the first six months of the financial year payable in February and a final dividend payable in August. The Board expects that the Company will continue to pay dividends semi-annually. In November 2005, the Board declared an interim dividend of 2.20 pence per share, representing a 15.2% increase over last year’s interim dividend.

In considering the level of dividends, the Board takes account of the outlook for earnings growth, operating cash flow generation, capital expenditure requirements, acquisitions and divestments, together with the amount of debt and share purchases.

Consistent with this, and developments to the Group’s strategy, the Board has decided to target a 60% dividend pay out ratio taking effect for the 2006 financial year. The Board is therefore recommending a final dividend of 3.87 pence, representing a 79.2% increase over last year’s final dividend and bringing the total dividend for the year to 6.07 pence, an increase of 49.1% on last year’s total dividend. The dividend pay out ratio, being the declared interim and proposed final dividends per share as a percentage of adjusted earnings per share from continuing operations, in respect of the 2006 financial year of 60%, compared favourably with a pay-out ratio for the 2005 financial year of 45%. It is the intention to grow future dividends on an annual basis in line with underlying earnings growth, maintaining dividends per share at approximately 60% of adjusted earnings per share.

Cash dividends, if any, will be paid by the Company in respect of ordinary shares in

38	Vodafone Group Plc Annual Report 2006

Back to Contents

Performance

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

	Payments due by period £m

Contractual obligations(1)	Total	<1 year	1-3 years	3-5 years	>5 years

Borrowings(2)	28,101	4,308	6,175	7,373	10,245
Operating lease commitments(3)	3,644	654	956	742	1,292
Capital commitments(4)	813	813	–	–	–
Purchase commitments(5)	1,159	855	187	89	28
Telsim asset acquisition agreements	2,600	2,600	–	–	–

Total contractual cash obligations(1)	36,317	9,230	7,318	8,204	11,565

Notes:
(1)	The above table of contractual obligations excludes commitments in respect of options over interests in Group businesses held by minority shareholders (see “Option agreements and similar arrangements”) and obligations to pay dividends to minority shareholders (see “Dividends from associated undertakings and dividends to minority interests”). Disclosures required by Financial Accounting Standards Board (“FASB”) Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, are provided in note 31 to the Consolidated Financial Statements. The table also excludes obligations under post employment benefit schemes, details of which are provided in note 25 to the Consolidated Financial Statements. The table also excludes contractual obligations relating to the Group’s discontinued operations in Japan, which were disposed of on 27 April 2006.
(2)	See note 24 to the Consolidated Financial Statements.
(3)	See note 30 to the Consolidated Financial Statements.
(4)	Primarily related to network infrastructure.
(5)	Predominantly commitments for handsets.

Contingencies
Details of the Group’s contingent liabilities are included in note 31 to the Consolidated Financial Statements.

A number of Vodafone subsidiaries acquired 3G licences through auctions in 2000 and 2001. An appeal was filed by Vodafone Group Services Limited on behalf of Vodafone Limited, along with appeals filed by other UK mobile network operators which were granted a 3G licence, with the VAT and Duties Tribunal on 18 October 2003 for recovery of VAT on the basis that the amount of the licence fee was inclusive of VAT. The amount claimed by Vodafone Limited is approximately £888 million. In August 2004, these claims were referred, jointly, to the ECJ and a hearing took place on 7 February 2006. A decision by the ECJ is expected within the next 12 to 15 months. The Group has not recognised any amounts in respect of this matter to date. In addition, the Group has made a claim for recovery of VAT in relation to 3G licence fees in Portugal, the Netherlands, Germany and Ireland. The Group may also pursue similar claims in certain other European jurisdictions.

Liquidity and Capital Resources
Cash flows
The major sources of Group liquidity for the 2006 financial year have been cash generated from operations, dividends from associated undertakings, borrowings through short term and long term issuances in the capital markets and asset disposals. For the year ended 31 March 2005, sources of Group liquidity were from cash generated from operations and dividends from associates. The Group does not use off-balance sheet special purpose entities as a source of liquidity or for other financing purposes.

The Group’s key sources of liquidity for the foreseeable future are likely to be cash generated from operations and borrowings through long term and short term issuances in the capital markets, as well as committed bank facilities. Additionally, the Group has a put option in relation to its interest in Verizon Wireless which, if exercised, could provide a material cash inflow. Please see “Option agreements and similar arrangements” at the end of this section.

The Group’s liquidity and working capital may be affected by a material decrease in cash flow due to factors such as reduced operating cash flow resulting from further possible business disposals, increased competition, litigation, timing of tax payments and the resolution of outstanding tax issues, regulatory rulings, delays in development of new services and networks, inability to receive expected revenue from the introduction of new services, reduced dividends from associates and investments or dividend payments to minority shareholders. Please see the section titled “Risk Factors, Trends and Outlook”, on pages 43 to 45. The Group anticipates a significant increase in cash tax payments and associated interest payments over the next three years due to the resolution of long standing tax issues. The Group is also party to a number of agreements that may result in a cash outflow in future periods. These agreements are discussed further in “Option agreements and similar arrangements” at the end of this section.

Wherever possible, surplus funds in the Group (except in Albania, Romania and Egypt) are transferred to the centralised treasury department through repayment of borrowings, deposits and dividends. These are then on-lent or contributed as equity to fund Group operations, used to retire external debt or invested externally.

Decrease in cash in the year
During the 2006 financial year, the Group increased its net cash inflow from operating activities by 7.9% to £11,841 million, including a 10.3% increase to £10,190 million from continuing operations. The Group generated £6,418 million of free cash flow from continuing operations, a reduction of 2.6% on the previous financial year, and an additional £701 million from discontinued operations. Free cash flow from continuing operations decreased from the prior financial year due to a reduction in the dividends received from associated undertakings, principally Verizon Wireless, and an increase in capital expenditure which more than offset the increase in the net cash inflow from operating activities.

The Group holds its cash and liquid investments in accordance with the counterparty and settlement risk limits of the Board approved treasury policy. The main forms of liquid investments at 31 March 2006 were money market funds and bank deposits.

	2006	2005
	£m	£m

Net cash flows from operating activities	11,841	10,979
– Continuing operations	10,190	9,240
– Discontinued operations	1,651	1,739
Taxation	1,682	1,578
Purchase of intangible fixed assets	(690)	(699)
Purchase of property, plant and equipment	(4,481)	(4,279)
Disposal of property, plant and equipment	26	68

Operating free cash flow	8,378	7,647
Taxation	(1,682)	(1,578)
Dividends from associated undertakings	835	1,896
Dividends paid to minority shareholders in
subsidiary undertakings	(51)	(32)
Dividends from investments	41	19
Interest received	319	339
Interest paid	(721)	(744)

Free cash flow	7,119	7,547
– Continuing operations	6,418	6,592
– Discontinued operations	701	955
Net cash outflow from acquisitions and disposals	(3,587)	(2,017)
Other cash flows from investing activities	(56)	113
Equity dividends paid	(2,749)	(1,991)
Other cash flows from financing activities	(1,555)	(5,764)

Decrease in cash in the year	(828)	(2,112)

Capital expenditure
During the 2006 financial year, £4,481 million was spent on property, plant and equipment, an increase of 4.7% from the previous financial year. From continuing operations, the amount spent increased to £3,634 million.

The cash outflow in intangible assets reduced from £699 million in the previous financial year to £690 million in the current financial year, with the largest element being expenditure on computer software.

Dividends from associated undertakings and investments and dividends to minority shareholders
Dividends from the Group’s associated undertakings and investments are generally paid at the discretion of the board of directors or shareholders of the individual operating

Vodafone Group Plc Annual Report 2006	39

Back to Contents

Financial Position and Resources
continued

companies and Vodafone has no rights to receive dividends, except where specified within certain of the companies’ shareholders’ agreements, such as with SFR, the Group’s associated undertaking in France. Similarly, the Group does not have existing obligations under shareholders’ agreements to pay dividends to minority interest partners of Group subsidiaries, except as specified below.

Included in the dividends received from associated undertakings and investments was an amount of £195 million received from Verizon Wireless. Until April 2005, Verizon Wireless’ distributions were determined by the terms of the partnership agreement distribution policy and comprised income distributions and tax distributions. Since April 2005, tax distributions have continued and a new distribution policy is expected to be set in the future by the Board of Representatives of Verizon Wireless. Current projections forecast that tax distributions will not be sufficient to cover the US tax liabilities arising from the Group’s partnership interest in Verizon Wireless until 2015 and, in the absence of additional distributions above the level of tax distributions during this period, will result in a net cash outflow for the Group. Under the terms of the partnership agreement, the board of directors has no obligation to provide for additional distributions above the level of the tax distributions. It is the expectation that Verizon Wireless will re-invest free cash flow in the business and reduce indebtedness for the foreseeable future.

During the year ended 31 March 2006, cash dividends totalling £511 million were received from SFR in accordance with the shareholders’ agreement.

Verizon Communications Inc. (“Verizon Communications”) has an indirect 23.1% shareholding in Vodafone Italy and, under the shareholders’ agreement, can request dividends to be paid, provided that such dividends would not impair the financial condition or prospects of Vodafone Italy including, without limitation, its credit rating. No dividends were proposed or paid by Vodafone Italy during or since the year ended 31 March 2006 but a share purchase programme occurred during the financial year, further details of which are provided on page 41.

Acquisitions and disposals
The Group invested a net £3,643 million in acquisition and disposal activities, including a net cash outflow of £56 million from the purchase and disposal of investments, in the year to 31 March 2006. The acquisitions are described in more detail under “Business Overview – History and Development of the Company”.

An analysis of the main transactions in the 2006 financial year, including the changes in the Group’s effective shareholding, is shown below:

£m

Acquisitions:
Czech Republic (nil to 100%) and Romania (20.1% to 100%)(1)	1,840
South Africa (35.0% to 49.9%)(1)	1,444
India (nil to 10.0%)(1)	849
Disposals:
Sweden (100% to nil)	(658)
Other net acquisitions and disposals, including investments	168

3,643

Note:
(1)	Amounts are shown net of cash and cash equivalents acquired.

On 17 March 2006, the Group announced an agreement to sell its 97.7% holding in Vodafone Japan to SoftBank. The transaction completed on 27 April 2006 with the Group receiving cash of approximately ¥1.42 trillion (£6.9 billion), including the repayment of intercompany debt of ¥0.16 trillion (£0.8 billion). In addition, the Group received non-cash consideration with a fair value of approximately ¥0.23 trillion (£1.1 billion), comprised of preferred equity and a subordinated loan. SoftBank also assumed external debt of approximately ¥0.13 trillion (£0.6 billion).

Special distribution of £9 billion
On 17 March 2006, the Group stated that it will make a special distribution of approximately £6 billion in the 2007 financial year of the £6.9 billion cash received following the completion of the sale of the Group’s interest in Vodafone Japan. Through targeting a lower credit rating, the Group now plans to return a further £3 billion, resulting in a total distribution of approximately £9 billion.

This equates to 15p per ordinary share. Subject to shareholder approval, the method of distribution will be in the form of a B share arrangement with a share consolidation, which will reduce the Company’s shares in issue. The B share arrangement provides for shareholder flexibility as to when and how cash is received, thereby allowing income tax and capital gains management for some shareholders. The Company will post a circular to shareholders, with full details of the B share arrangement and the consolidation, on or around 13 June 2006.

The consolidation, which will replace existing ordinary shares with fewer new ordinary shares, is intended to maintain the share price, subject to normal market movements, and, consequently, historic comparability. For non-US shareholders, the B shares will be redeemed by default, with shareholders receiving a capital distribution. They may, however, elect for certain alternatives. Non-US shareholders can elect to receive the 15 pence as a one off dividend or elect to receive the capital distribution over time at pre-determined dates. Payment in respect of the initial redemption is intended to be made on 11 August 2006 and for any shareholders electing to receive the one off 15 pence per B share dividend payment is also intended to be made on 11 August 2006. It is expected that US shareholders and American Depositary Receipt (“ADR”) holders will only be entitled to receive the return as a one off dividend.

Share purchase programme
When considering how increased returns to shareholders can be provided in the form of share purchases, the Board reviews the free cash flow, anticipated cash requirements, dividends, credit profile and gearing of the Group.

On 24 May 2005, the Board allocated £4.5 billion to the share purchase programme for the year to 31 March 2006, which was subsequently increased to £6.5 billion. For the period from 1 April 2005 to 31 March 2006, the Company purchased 4,848 million shares at a cost of £6.5 billion. The average share price paid, excluding transaction costs, was 133.37 pence, compared with the average volume weighted price over the same period but excluding the period when shares could not be purchased, due to the announcement of the discussions which led to the disposal of Vodafone Japan, of 133.87 pence. No shares have been purchased since 31 March 2006. In addition to ordinary market purchases, the Company placed irrevocable purchase instructions prior to the start of some of the close periods and in advance of quarterly KPI announcements.

At its AGM on 26 July 2005, the Company received shareholder approval to purchase up to 6.4 billion shares of the Company. This approval will expire at the conclusion of the Company’s AGM on 25 July 2006. Shares can be purchased on market on the London Stock Exchange at a price not exceeding 105% of the average middle market quotation for such shares on the five business days prior to the date of purchase and otherwise in accordance with the rules of the Financial Services Authority. Purchases are only made if accretive to adjusted earnings per share.

As a result of targeting a lower credit rating and the £9 billion special distribution, the Group has no current plans for further share purchases or other one off shareholder returns.

Details of shares purchased under the programme are shown below:

			Total
			number of
			shares
		Average	purchased
		price	under		Maximum
		paid per	publicly		value of
	Total	share,	announced		shares
	number of	inclusive of	share		purchased
	shares	transaction	purchase		under the
	purchased	costs	programme	(1)	programme	(2)
Date of share purchase	’000	Pence	‘000		£m

1 – 30 April 2005	321,000	139.33	321,000		4,053
1 – 23 May 2005	84,500	139.00	405,500		3,935
24 – 31 May 2005	110,000	139.49	515,500		3,782
1 – 30 June 2005	508,500	136.80	1,024,000		3,086
1 – 10 July 2005	145,500	137.23	1,169,500		2,887
11 – 27 July 2005	225,700	144.32	1,395,200		2,561
28 – 31 July 2005	–	–	1,395,200		2,561
1 – 31 August 2005	297,900	150.57	1,693,100		2,112
1 – 30 September 2005	273,900	151.21	1,967,000		1,698
1 – 31 October 2005	368,000	146.76	2,335,000		1,158
1 – 14 November 2005	71,500	150.83	2,406,500		3,050
15 – 30 November 2005	564,000	128.23	2,970,500		2,327
1 – 31 December 2005	362,500	126.49	3,333,000		1,868
1 – 9 January 2006	165,500	129.63	3,498,500		1,654
10 – 24 January 2006	504,000	124.99	4,002,500		1,024
25 – 31 January 2006	76,500	121.17	4,079,000		931
1 – 28 February 2006	411,000	119.84	4,490,000		439
1 – 31 March 2006	358,000	122.42	4,848,000		–

Total	4,848,000	134.07	4,848,000		–

Notes:
(1)	No shares were purchased outside the publicly announced share purchase programmes.
(2)	On 24 May 2005, the Company announced it was allocating £4.5 billion to the share purchase programme to cover the year to 31 March 2006, including those shares purchased between 1 April 2005 and 23 May 2005 under irrevocable purchase instructions. This superseded the £4 billion programme announced in November 2004. On 15 November 2005, the Company announced that it was increasing the allocation to £6.5 billion completing by March 2006.

40	Vodafone Group Plc Annual Report 2006

Back to Contents

Performance

Treasury shares
The Companies Act 1985 permits companies to purchase their own shares out of distributable reserves and to hold shares with a nominal value not to exceed 10% of the nominal value of their issued share capital in treasury. If shares in excess of this limit are purchased they must be cancelled. Whilst held in treasury, no voting rights or preemption rights accrue and no dividends are paid in respect of treasury shares. Treasury shares may be sold for cash, transferred (in certain circumstances) for the purposes of an employee share scheme, or cancelled. If treasury shares are sold, such sales are deemed to be a new issue of shares and will accordingly count towards the 5% of share capital which the Company is permitted to issue on a non pre-emptive basis in any one year as approved by its shareholders at the AGM. The proceeds of any sale of treasury shares up to the amount of the original purchase price, calculated on a weighted average price method, is attributed to distributable profits which would not occur in the case of the sale of non-treasury shares. Any excess above the original purchase price must be transferred to the share premium account.

Shares purchased are held in treasury in accordance with section 162 of the Companies Act 1985. The movement in treasury shares during the financial year is shown below:

	Number
	million	£m

1 April 2005	3,814	5,121
Repurchase of shares	4,848	6,500
Cancellation of shares	(2,250)	(3,053)
Re-issue of shares	(279)	(370)

31 March 2006	6,133	8,198

Vodafone Italy share purchase
On 19 April 2005, the board of directors of Vodafone Italy approved a proposal to buy back issued and outstanding shares for approximately €7.9 billion (£5.4 billion), which was subsequently approved by the shareholders of Vodafone Italy. The buy back took place in two tranches, the first on 24 June 2005 and the second on 7 November 2005. As a result, Vodafone received €6.1 billion (£4.2 billion) and Verizon Communications received €1.8 billion (£1.2 billion). After the transaction, Vodafone and Verizon Communications shareholdings in Vodafone Italy remained at approximately 77% and 23%, respectively. At 31 March 2006, Vodafone Italy had net cash on deposit with Group companies of €2.3 billion (£1.6 billion).

Funding
The Group’s consolidated net debt position for continuing operations is as follows:

	2006	2005
	£m	£m

Cash and cash equivalents (as presented in the
consolidated cash flow statement)	2,932	3,726
Bank overdrafts	18	43
Cash and cash equivalents for discontinued operations	(161)	–

Cash and cash equivalents (as presented in
the consolidated balance sheet)	2,789	3,769

Trade and other receivables(1)	310	408
Trade and other payables(1)	(219)	(79)
Short-term borrowings	(3,448)	(2,003)
Long-term borrowings	(16,750)	(13,190)

	(20,107)	(14,864)

Net debt as extracted from the consolidated balance sheet	(17,318)	(11,095)
Net debt related to discontinued operations	–	920

Net debt related to continuing operations	(17,318)	(10,175)

Note:
(1)	Trade and other receivables and payables include certain derivative financial instruments (see notes 17 and 27).

Net debt increased to £17,318 million, from £10,175 million at 31 March 2005, principally as a result of the cash flow items noted above, share purchases, equity dividend payments and £34 million of foreign exchange movements. This represented approximately 24% of the Group’s market capitalisation at 31 March 2006 compared with 11% at 31 March 2005. Average net debt at month end accounting dates over the 12 month period ended 31 March 2006 was £13,391 million, and ranged between £9,551 million and £17,318 million during the year.

Consistent with development of its strategy, the Group is now targeting low single A long term credit ratings from Moody’s, Fitch Ratings and Standard & Poor’s having previously managed the capital structure at single A credit ratings. Credit ratings are not a recommendation to purchase, hold or sell securities, in as much as ratings do not comment on market price or suitability for a particular investor, and are subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently.

The Group’s credit ratings enable it to have access to a wide range of debt finance, including commercial paper, bonds and committed bank facilities.

Commercial paper programmes
The Group currently has US and euro commercial paper programmes of $15 billion and £5 billion, respectively, which are available to be used to meet short term liquidity requirements and which were undrawn at 31 March 2005. At 31 March 2006, $696 million (£400 million) was drawn under the US commercial paper programme and $80 million (£46 million) and £285 million were drawn under the euro commercial paper programme. The commercial paper facilities are supported by $10.9 billion (£6.3 billion) of committed bank facilities, comprised of a $5.9 billion Revolving Credit Facility that matures on 24 June 2009 and a $5.0 billion Revolving Credit Facility that matures on 22 June 2012. At 31 March 2006 and 31 March 2005, no amounts had been drawn under either bank facility.

Bonds
The Group has a €15 billion Euro Medium Term Note programme, a $12 billion US shelf programme and a ¥600 billion Japanese shelf programme, which are used to meet medium to long term funding requirements. At 31 March 2006, the total amounts in issue under these programmes split by currency were $13.4 billion, £1.5 billion, €8.7 billion and ¥3 billion. In addition, the Group’s discontinued operation in Japan had bonds in issue of ¥125 billion, which were transferred to SoftBank following completion of the sale of Vodafone Japan.

In the year to 31 March 2006, bonds with a nominal value £5.2 billion were issued under the US Shelf and the Euro Medium Term Note programme. The bonds issued during the year were:

				US Shelf / Euro
				Medium Term
				Note (“EMTN”)
Date of bond issue	Maturity of bond	Currency	Amount Million	programme

8 August 2005	15 September 2015	USD	750	US Shelf
8 September 2005	8 September 2014	GBP	350	EMTN
29 November 2005	29 November 2012	EUR	750	EMTN
29 December 2005	29 June 2007	USD	1,850	US Shelf
29 December 2005	28 December 2007	USD	750	US Shelf
8 February 2006	17 July 2008	EUR	1,250	EMTN
16 March 2006	28 December 2007	USD	750	US Shelf
16 March 2006	15 June 2011	USD	350	US Shelf
16 March 2006	15 June 2011	USD	750	US Shelf
16 March 2006	15 March 2016	USD	750	US Shelf

At 31 March 2006, the Group had bonds in issue with a nominal value of £15,389 million, including $207 million of bonds that were assumed as part of the acquisition of MobiFon S.A. and Oscar Mobil a.s. on 31 May 2005, plus a further ¥125 billion bonds in the Group’s discontinued operations in Japan.

On 7 June 2006, the Company agreed to issue €1 billion of bonds due on 13 January 2012 and €300 million of bonds due on 14 June 2016 under the Euro Medium Term Note programme. The bonds were issued on 14 June 2006.

Vodafone Group Plc Annual Report 2006	41

Back to Contents

Financial Position and Resources
continued

Committed facilities
The following table summarises the committed bank facilities available to the Group at 31 March 2006:

Committed Bank Facilities	Amounts drawn

24 June 2004
$5.9 billion Revolving Credit Facility, maturing 24 June 2009.	No drawings have been made against this facility. The facility supports the Group’s commercial paper programmes and may be used for general corporate purposes including acquisitions.
24 June 2005
$5.0 billion Revolving Credit Facility, maturing 22 June 2012.	No drawings have been made against this facility. The facility supports the Group’s commercial paper programmes and may be used for general corporate purposes including acquisitions.
21 December 2005
¥259 billion Term Credit Facility, maturing 16 March 2011, entered into by Vodafone Finance K.K. and guaranteed by the Company.	The facility was drawn down in full on 21 December 2005. The facility is available for general corporate purposes, although amounts drawn must be on-lent to the Company.

Under the terms and conditions of the $10.9 billion committed bank facilities, lenders have the right, but not the obligation, to cancel their commitments and have outstanding advances repaid no sooner than 30 days after notification of a change of control of the Company. The facility agreements provide for certain structural changes that do not affect the obligations of the Company to be specifically excluded from the definition of a change of control. This is in addition to the rights of lenders to cancel their commitment if the Company has committed an event of default.

Substantially the same terms and conditions apply in the case of Vodafone Finance K.K.’s ¥259 billion term credit facility, although the change of control provision is applicable to any guarantor of borrowings under the term credit facility. As of 31 March 2006, the Company was the sole guarantor.

In addition, Vodafone Japan has a fully drawn bilateral facility totalling ¥8 billion (£39 million) which expires in January 2007 and which was included in the sale of Vodafone Japan.

Furthermore, three of the Group’s subsidiary undertakings are funded by external facilities which are non-recourse to any member of the Group other than the borrower, due to the level of country risk involved. These facilities may only be used to fund their operations. Vodafone Egypt has a partly drawn (EGP250 million (£25 million)) syndicated bank facility of EGP900 million (£90 million) that fully expires in September 2007. On 1 April 2006 the undrawn EGP 650 million (£65 million) element of the facility lapsed. Vodafone Albania has a fully drawn (€60 million (£42 million)) syndicated bank facility that expires at various dates up to and including October 2012. Vodafone Romania has a fully drawn € 200 million syndicated bank facility that expires at various dates up to October 2010.

In aggregate, the Group has committed facilities of approximately £7,833 million, of which £6,362 million was undrawn and £1,471 million was drawn at 31 March 2006.

The Group believes that it has sufficient funding for its expected working capital requirements. Further details regarding the maturity, currency and interest rates of the Group’s gross borrowings at 31 March 2006 are included in note 24 to the Consolidated Financial Statements.

Financial assets and liabilities
Analyses of financial assets and liabilities, including the maturity profile of debt, currency and interest rate structure, are included in notes 18 and 24 to the Consolidated Financial Statements. Details of the Group’s treasury management and policies are included within note 24 to the Consolidated Financial Statements.

Option agreements and similar arrangements
Potential cash inflows
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

Exercise of the option could have occurred in either one or both of two phases. The Phase I option expired in August 2004 without being exercised. The Phase II option may be exercised during the periods commencing 30 days before and ending 30 days after any one or more of 10 July 2006 and 10 July 2007. The Phase II option also limits the aggregate amount paid to $20 billion and caps the payments under single exercises to $10 billion. Determination of the market value of the Company’s interests will be by mutual agreement of the parties to the transaction or, if no such agreement is reached within 30 days of the valuation date, by appraisal. If an initial public offering takes place and the common stock trades in a regular and active market, the market value of the Company’s interest will be determined by reference to the trading price of common stock.

Potential cash outflows
In respect of the Group’s interest in the Verizon Wireless partnership, an option granted to Price Communications, Inc. by Verizon Communications is exercisable at any time up to and including 15 August 2006. The option gives Price Communications, Inc. the right to exchange its preferred limited partnership interest in Verizon Wireless of the East LP for either equity of Verizon Wireless (if an initial public offering of such equity occurs), or common stock of Verizon Communications. If the exercise occurs, Verizon Communications has the right, but not the obligation, to contribute the preferred interest to the Verizon Wireless partnership, diluting the Group’s interest. However, the Group also has the right to contribute further capital to the Verizon Wireless partnership in order to maintain its percentage partnership interest at the level just prior to the exercise of the option. Such amount is expected to be $1.0 billion.

During the 2005 financial year, the Group sold 16.9% of Vodafone Egypt to Telecom Egypt, reducing the Group’s effective interest to 50.1%. Both parties also signed a shareholder agreement setting out the basis under which the Group and Telecom Egypt would each contribute a 25.5% interest in Vodafone Egypt to a newly formed company to be 50% owned by each party. Within this shareholder agreement, Telecom Egypt was granted a put option over its entire interest in Vodafone Egypt giving Telecom Egypt the right to put its shares back to the Group at fair market value. On 31 October 2005, the shareholder agreement between Telecom Egypt and Vodafone expired and the associated rights and obligations contained in the shareholder agreement terminated, including the aforementioned put option. However, the original shareholders agreement contained an obligation on both parties to use reasonable efforts to renegotiate a revised shareholder agreement for their direct shareholding in Vodafone Egypt on substantially the same terms as the original agreement, which may or may not lead to a new agreement containing a put option under the terms described above. As of 31 March 2006, the parties have not agreed to abandon such efforts and as such, the financial liability relating to the initial shareholder agreement has been retained in the Group’s balance sheet at 31 March 2006.

In respect of Arcor, the Group’s non-mobile operation in Germany, the capital structure provides all partners, including the Group, the right to withdraw capital from 31 December 2026 onwards and this right in relation to the minority partners has been recognised as a financial liability.

Off-balance sheet arrangements
The Group does not have any material off-balance sheet arrangements, as defined by the SEC. Please refer to notes 30 and 31 to the Consolidated Financial Statements for a discussion of the Group’s commitments and contingent liabilities.

Quantitative and qualitative disclosures about market risk
A discussion of the Group’s financial risk management objectives and policies and the exposure of the Group to liquidity, market and credit risk is included within note 24 to the Consolidated Financial Statements.

42	Vodafone Group Plc Annual Report 2006

Back to Contents

Performance

Risk Factors, Trends and Outlook

Risk Factors
Regulatory decisions and changes in the regulatory environment could adversely affect the Group’s business.
Because the Group has ventures in a large number of geographic areas, it must comply with an extensive range of requirements that regulate and supervise the licensing, construction and operation of its telecommunications networks and services. In particular, there are agencies which regulate and supervise the allocation of frequency spectrum and which monitor and enforce regulation and competition laws which apply to the mobile telecommunications industry. Decisions by regulators regarding the granting, amendment or renewal of licences, to the Group or to third parties, could adversely affect the Group’s future operations in these geographic areas. The Group cannot provide any assurances that governments in the countries in which it operates will not issue telecommunications licences to new operators whose services will compete with it. In addition, other changes in the regulatory environment concerning the use of mobile phones may lead to a reduction in the usage of mobile phones or otherwise adversely affect the Group. Additionally, decisions by regulators and new legislation could affect the pricing for, or adversely affect the revenue from, the services the Group offers. Further details on the regulatory framework in certain countries and regions in which the Group operates, and on regulatory proceedings can be found in “Regulation” on pages 21 to 24.

Increased competition may reduce market share or revenue.
The Group faces intensifying competition. Competition could lead to a reduction in the rate at which the Group adds new customers and to a decrease in the size of the Group’s market share as customers choose to receive telecommunications services, or other competing services, from other providers. Examples include, but are not limited to, competition from internet-based services and MVNOs.

The focus of competition in many of the Group’s markets continues to shift from customer acquisition to customer retention as the market for mobile telecommunications has become increasingly penetrated. Customer deactivations are measured by the Group’s churn rate. There can be no assurance that the Group will not experience increases in churn rates, particularly as competition intensifies. An increase in churn rates could adversely affect profitability because the Group would experience lower revenue and additional selling costs to replace customers, although such costs would have a future revenue stream to mitigate the impact.

Increased competition has also led to declines in the prices the Group charges for its mobile services and is expected to lead to further price declines in the future. Competition could also lead to an increase in the level at which the Group must provide subsidies for handsets. Additionally, the Group could face increased competition should there be an award of additional licences in jurisdictions in which a member of the Group already has a licence.

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

Expected benefits from integration may not be realised.
The One Vodafone programme represents the Group’s principal plan to achieve integration across the Group’s operating companies, particularly in Europe, and is designed to maximise the benefits of Vodafone’s scale and scope. The programme is premised on six core initiatives, further details of which can be found on pages 18 to 19. The Group has previously stated publicly that it expects to realise operational revenue benefits by the year ending 31 March 2008. These expected benefits have been formulated by management on the assumption that all of the core initiatives which comprise the One Vodafone programme generate the results anticipated and that the Group is able to take advantage of its size and exploit the associated economies of scale to their fullest extent. Management considers these targeted revenue enhancements set out on pages 18 to 19 to be achievable, although no assurance can be given that the full extent of the anticipated benefits of the One Vodafone programme will be realised. In addition, the ability to deliver tangible business benefits from the convergence of the Group’s IT systems could be compromised by the technical complexity of such a process or other difficulties associated with converging multiple systems architectures.

Changes in assumptions underlying the carrying value of certain Group assets could result in impairment.
Vodafone completes a review of the carrying value of its assets annually, or more frequently where the circumstances require, to assess whether those carrying values can be supported by the future cash flows derived from such assets. This review examines the continued appropriateness of the assumptions in respect of highly uncertain matters upon which the carrying values of certain of the Group’s assets are based. This includes an assessment of discount rates and long term growth rates, future technological developments and timing and quantum of future capital expenditure, as well as several factors which may affect revenues and profitability identified within other Risk Factors in this section such as intensifying competition, pricing pressures, regulatory changes and the timing for introducing new products or services. Due to the Group’s substantial carrying value of goodwill under IFRS and licences under US GAAP, the revision of any of these assumptions to reflect current or anticipated changes in operations or the financial condition of the Group could lead to an impairment in the carrying value of certain assets in the Group. Whilst impairment does not impact reported cash flows, it does result in a non-cash charge on the income statement, and thus no assurance can be given that any future impairments would not affect the Company’s reported distributable reserves and therefore its ability to make distributions to its shareholders or repurchase its shares. See “Critical Accounting Estimates –Impairment Reviews” on page 26.

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
The Group has made substantial investments in the acquisition of licences and in its mobile networks, including the roll out of 3G networks. The Group expects to continue to make significant investments in its mobile networks due to increased usage and the need to offer new services and greater functionality afforded by new or evolving telecommunications technologies. Accordingly, the rate of the Group’s capital expenditures in future years could remain high or exceed that which it has experienced to date.

Please see “Business Overview – Licences and network infrastructure” on pages 14 to 15 for more information on expected expenditure in connection with the roll out of 3G services. There can be no assurance that the introduction of new services will proceed according to anticipated schedules or that the level of demand for new services will justify the cost of setting up and providing new services. Failure or a delay in the completion of networks and the launch of new services, or increases in the associated costs, could have a material adverse effect on the Group’s operations.

The Group may experience a decline in revenue or profitability notwithstanding its efforts to increase revenue from the introduction of new services.
As part of its strategy to increase usage of its networks, the Group will continue to offer new services to its existing customers and seek to increase non-voice service revenue as a percentage of total service revenue. However, the Group may not be able to introduce commercially these new services, or may experience significant delays due to problems such as the availability of new mobile handsets or higher than anticipated prices of new handsets. In addition, even if these services are introduced in accordance with expected time schedules, there is no assurance that revenue from such services will increase ARPU or maintain profit margins.

Vodafone Group Plc Annual Report 2006	43

Back to Contents

Risk Factors, Trends and Outlook
continued

The Group’s business and its ability to retain customers and attract new customers may be impaired by actual or perceived health risks associated with the transmission of radiowaves from mobile telephones, transmitters and associated equipment.
Concerns have been expressed in some countries where the Group operates that the electromagnetic signals emitted by mobile telephone handsets and base stations may pose health risks at exposure levels below existing guideline levels and may interfere with the operation of electronic equipment. In addition, as described under the heading “Legal Proceedings” in note 31 to the Consolidated Financial Statements, several mobile industry participants, including the Company and Verizon Wireless, have had lawsuits filed against them alleging various health consequences as a result of mobile phone usage, including brain cancer. While the Company is not aware that such health risks have been substantiated, there can be no assurance that the actual, or perceived, risks associated with radiowave transmission will not impair its ability to retain customers and attract new customers, reduce mobile telecommunications usage or result in further litigation. In such event, because of the Group’s strategic focus on mobile telecommunications, its business and results of operations may be more adversely affected than those of other companies in the telecommunications sector.

Trend Information
The growth in the mobile telecommunications industry in terms of customers, revenue and cash flows has been substantial over the past decade. Vodafone believes that the mobile industry will continue to experience growth, although as the markets in which the Group operates mature, the rate of growth will depend on the demand for enhanced voice and data products and services and the amount of voice and data traffic moving from fixed networks to mobile networks. The most significant current trends which are expected to impact the Group are:

Increasing penetration rates and competition between network operators for customers
For the Group’s operations which operate in less penetrated markets, the Group expects customer growth to be the principal source of revenue growth. Gaining new customers depends on many factors, including network coverage and quality, customer satisfaction, product offerings and handset range but a key factor is often the pricing of handsets and tariffs. In general, as penetration rates rise in a market, competition intensifies as operators invest more in retaining their existing customers whilst offering incentives to potential new customers. These competitive pressures, along with new mobile users who generally spend less than existing users, exert a downward pressure on ARPU and result in increased acquisition and retention costs. The Group anticipates that this trend will continue, though it will endeavour to offset the impact by usage stimulation campaigns, new product offerings and leveraging the Group’s scale and scope.

In markets with high penetration rates, the Group expects usage stimulation and new products and services to be the main drivers of revenue growth. Building on the success of recent campaigns in many of the Group’s markets, bundled offerings are expected to expand to provide better value to customers and encourage increased use of the Group’s services. Such stimulation initiatives are expected to increase ARPU in the medium and longer term as higher usage more than offsets the reduced average revenue per minute or per message. The Group also expects that technology innovation will lead to the improved integration of PC’s and laptops with mobile services and provide opportunities for the Group to expand its product offering, resulting in a larger market for its services.

A number of national regulators are considering allocating additional spectrum or offering new licences for the provision of mobile telecommunications services. If the additional spectrum or new licences are acquired by new or existing competitors, the competitive pressures in the local market may increase.

Impact of new competitors
New service providers, or MVNOs, in a number of markets in which the Group operates are increasing the competitive pressures in certain market segments with low cost offerings. Certain national regulators require, or have stated their intention to require, network operators to provide network access to such service providers. The Group expects that in markets in which new service providers have a significant competitive impact, ARPU is likely to reduce and this competition may result in the need for the Group to invest further amounts in customer retention.

Downward pressure on termination rates from regulatory action
In recent years, action by NRA’s has led to reductions in the income the Group receives for terminating calls from fixed or other mobile networks and, similarly, reductions in the cost charged by other operators for connecting a call on their fixed or mobile network. Vodafone expects such regulatory pressure to persist for the foreseeable future.

Development of and demand for data services
Since the Group’s introduction of data service offerings, revenue from these services has increased each year, although there can be no assurance that this will continue to be the case. With continued growth in the use of data services as more customers utilise 3G services, including video calling and full track music downloads, the Vodafone Mobile Connect data card, new business focused offerings and the recent launch of 3G broadband, the Group expects continued growth in non-messaging data service revenue and for this revenue to increase as a percentage of total service revenue over time.

Benefits of regional scale and scope
As the world’s leading international mobile telecommunications company, the Group is able to benefit from its regional scale and scope. The One Vodafone initiatives (see pages 18 to 19) are targeted at maximising the future value of these benefits.

Impact of convergence and disruptive technologies
The emergence of new technologies, which enable core and radio access networks to be increasingly based on internet protocols, is likely to provide the Group with opportunities to reduce costs and target the replacement of customers’ fixed line phone services. However, they will also provide opportunities for new competitors to enter the telecommunications services market. Vodafone believes it is well placed to take advantage of these opportunities, as demonstrated by the launch of Vodafone Zuhause in Germany.

Depreciation expense
Depreciation expense is driven largely by capital expenditure on building and upgrading the Group’s networks. Capital expenditure on network equipment has increased in recent years with the construction of 3G networks. As network equipment generally has an expected useful life of between three and ten years, the resulting depreciation expense in the medium term is likely to be higher than in the current financial year. The One Vodafone initiatives are expected to reduce capital expenditure, and hence depreciation, relative to revenue in the longer term.

Seasonality
The Group’s financial results and cash flows have not, historically, been subject to significant seasonal trends between the first and second half of the financial year, although there are a number of offsetting trends.

Traditionally, the Christmas period sees a higher volume of customer connections, contributing to higher equipment and connection revenue in the second half of the financial year. Ongoing airtime revenue also demonstrates signs of seasonality, with revenue generally lower during February, which is a shorter than average month, and revenue from roaming charges higher during the summer months as a result of increased travel by customers.

There is no assurance that these trends will continue in the future. For additional considerations related to these trends, please see “Risk Factors” in this section.

44	Vodafone Group Plc Annual Report 2006

Back to Contents

Performance

Outlook

2007 financial year
While we are delivering on cost reduction, revenue stimulation and emerging market growth in the shorter term, the potential benefits from serving our customers total telecommunications needs will materialise over a longer timeframe.

For the year ahead, we expect operating conditions to remain challenging, with a continued intense competitive environment and further regulatory pressure, but nevertheless see continued growth in Group revenue.

We are anticipating higher customer investment, pricing pressures and further termination rate reductions to impact growth in adjusted operating profit; however, initiatives to deliver further cost efficiencies are expected to mitigate this effect.

Group capitalised fixed asset additions are expected to be in the range of £4.2 billion to £4.6 billion, which is higher than the 2006 financial year due to the effect of recently completed acquisitions and disposals and the Group’s rollout of HSDPA.

Free cash flow is expected to be in the range of £4.0 billion to £4.5 billion after an estimated

£1.2 billion of tax payments, including associated interest, in respect of the potential unfavourable resolution of a number of long standing tax issues. The Group currently forecasts a further significant increase in cash tax and associated interest payments in the 2008 financial year, including a potentially material amount related to the CFC litigation which could be paid should the litigation be resolved unfavourably in that year. Further information on the CFC litigation is provided in note 31 in the Consolidated Financial Statements.

The Group has previously indicated that in the three year period ending 31 March 2009, it expects a number of long standing tax issues to be resolved. The Group estimates that tax payments of approximately £5 billion could be made over that period, together with associated interest costs, including a potentially material amount relating to CFC litigation.

The section entitled “Business Overview – Global Services – One Vodafone” on pages 18 to 19 provides additional outlook statements in relation to the expected future benefits of One Vodafone initiatives on cash flow, capital expenditure and operating expenditure.

Vodafone Group Plc Annual Report 2006	45

Back to Contents

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives. In particular, such forward-looking statements include statements with respect to Vodafone’s expectations as to launch and roll out dates for products, services or technologies offered by Vodafone; intentions regarding the development of products and services introduced by Vodafone or by Vodafone in conjunction with initiatives with third parties; the ability to integrate all operations throughout the Group in the same format and on the same technical platform and the ability to be operationally efficient; the development and impact of new mobile technology; anticipated benefits to the Group of the One Vodafone programme; the results of Vodafone’s brand awareness and brand preference campaigns; growth in customers and usage, including improvements in customer mix; future performance, including turnover, average revenue per user (“ARPU”), cash flows, costs, capital expenditures and margins, non-voice services and their revenue contribution; share purchases; the rate of dividend growth by the Group or its existing investments; expectations regarding the Group’s access to adequate funding for its working capital requirements; expected effective tax rates and expected tax payments; the ability to realise synergies through cost savings, revenue generating services, benchmarking and operational experience; future acquisitions, including increases in ownership in existing investments and pending offers for investments; future disposals; contractual obligations; mobile penetration and coverage rates; the impact of regulatory and legal proceedings involving Vodafone; expectations with respect to long-term shareholder value growth; Vodafone’s ability to be the mobile market leader, overall market trends and other trend projections.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following:

•	changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services;

•	greater than anticipated competitive activity, from both existing competitors and new market entrants, including MVNOs, which could require changes to the Group’s pricing models, lead to customer churn and make it more difficult to acquire new customers and reduce profitability;

•	the impact of investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology;

•	slower than expected customer growth and reduced customer retention;

•	changes in spending patterns of existing customers;

•	the possibility that new products and services, including mobile internet platforms, 3G, Vodafone live!, Vodafone Radio DJ and other products and services, will not be commercially accepted or perform according to expectations or that vendors’ performance in marketing these technologies will not meet the Group’s requirements;

•	the Group’s ability to win 3G licence allocations;

•	the Group’s ability to realise expected synergies and benefits associated with 3G technologies;

•	a lower than expected impact of GPRS, 3G, Vodafone live!, Vodafone Radio DJ and other new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays;

•	the ability of the Group to harmonise mobile platforms and delays, impediments or other problems associated with the roll out and scope of 3G technology, Vodafone live!, Vodafone Radio DJ and other new or existing products, services or technologies in new markets;

•	the ability of the Group to offer new services and secure the timely delivery of high quality, reliable GPRS and 3G handsets, network equipment and other key products from suppliers;

•	the Group’s ability to develop competitive data content and services that will attract new customers and increase average usage;

•	future revenue contributions of both voice and non-voice services;

•	greater than anticipated prices of new mobile handsets;

•	changes in the costs to the Group of or the rates the Group may charge for terminations and roaming minutes;

•	the Group’s ability to achieve meaningful cost savings and revenue improvements as a result of its One Vodafone initiative;

•	the ability to realise benefits from entering into partnerships for developing data and internet services and entering into service franchising and brand licensing;

•	the possibility that the pursuit of new, unexpected strategic opportunities may have a negative impact on the Group’s financial performance;

•	developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends;

•	any unfavourable conditions, regulatory or otherwise, imposed in connection with pending or future acquisitions or disposals and the integration of acquired companies in the Group’s existing obligations;

•	the risk that, upon obtaining control of certain investments, the Group discovers additional information relating to the businesses of that investment leading to restructuring charges or write-offs or other negative implications;

•	changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the EU regulating rates the Group is permitted to charge;

•	the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry;

•	the possibility that new marketing or usage stimulation campaigns or efforts and customer retention schemes are not an effective expenditure;

•	the possibility that the Group’s integration efforts do not reduce the time to market for new products or improve the Group’s cost position;

•	loss of suppliers or disruption of supply chains;

•	the Group’s ability to satisfy working capital requirements through borrowing in capital markets, bank facilities and operations;

•	changes in exchange rates, including particularly the exchange rate of pounds sterling to the euro and the US dollar;

•	changes in statutory tax rates and profit mix which would impact the weighted average tax rate;

•	changes in tax legislation in the jurisdictions in which the Group operates;

•	final resolution of open issues which might impact the effective tax rate; and

•	timing of tax payments relating to the resolution of open issues.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors, Trends and Outlook – Risk Factors” on pages 43 to 44. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Neither Vodafone nor any of its affiliates intends to update these forward-looking statements.

46	Vodafone Group Plc Annual Report 2006

Back to Contents
Performance

Non-GAAP Information

Presentation of Adjusted Operating Profit
The Group presents operating profit excluding impairment losses and non-recurring amounts related to business acquisitions and disposals for the Group and the Group’s reported business segments, being mobile telecommunications and other operations. The Group believes that it is both useful and necessary to report these measures for the following reasons:

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

Reconciliation of these measures to the closest equivalent GAAP measure, operating (loss)/profit, is provided in note 3 to the Consolidated Financial Statements.

Organic Growth
The Group believes that “organic growth”, which is not intended to be a substitute, or superior to, reported growth, provides useful and necessary information to investors and other interested parties for the following reasons:

•	it provides additional information on underlying growth of the business without the effect of factors unrelated to the operating performance of the business;

•	it is used by the Group for internal performance analysis; and

•	it facilitates comparability of underlying growth with other companies, although the term “organic” is not a defined term under IFRS, or US GAAP, and may not, therefore, be comparable with similarly titled measures reported by other companies.

Reconciliation of organic growth to reported growth is shown below:

				Impact of
		Organic	Impact of foreign	acquisitions	Reported
		growth	exchange	and disposals	growth
		%	%	%	%

	Mobile telecommunications
	Voice revenue	5.3	0.6	2.2	8.1
Non-voice revenue	– Messaging	10.6	0.4	2.1	13.1
	– Data	60.4	(0.4)	1.2	61.2
	Total service revenue	7.2	0.5	2.2	9.9
	Acquisition and retention revenue	2.3	0.8	(0.2)	2.9
	Total revenue	6.7	0.5	2.1	9.3
	Interconnect costs	7.2	0.7	2.5	10.4
	Group revenue	7.5	0.5	2.0	10.0

				Reported	Impact of impairment
		Impact of	Impact of	growth in	losses and non-recurring	Reported growth
	Organic	foreign	acqusitions	in non-GAAP	amounts related to business	in equivalent
	growth	exchange	and disposals	measure	acquisition and disposals	GAAP measure(2)
	%	%	%	%	%	%

Adjusted operating profit
Mobile telecommunications profit(1)	10.3	1.1	–	11.4	(290.2)	(278.8)
Total operating profit(1)	11.4	1.0	0.1	12.5	(291.3)	(278.8)

Notes:
(1)	Before impairment losses and non-recurring amounts related to business acquisitions and disposals.
(2)	Closest equivalent GAAP measure is operating (loss)/profit.

Cash Flow Measures
In presenting and discussing the Group’s reported results, free cash flow and operating free cash flow are calculated and presented on the basis of methodologies other than in accordance with IFRS. The Group believes that it is both useful and necessary to communicate free cash flow to investors and other interested parties, for the following reasons:

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

The Group believes that the presentation of operating free cash flow is useful and necessary for investors and other interested parties as it provides the quantitative basis for the cash flow targets of the One Vodafone initiatives outlined on pages 18 to 19. This measure may not be directly comparable to similarly titled measures used by other companies.

A reconciliation of net cash inflow from operating activities, the closest equivalent GAAP measure, to operating free cash flow and free cash flow, is provided in “Performance – Financial Position and Resources – Liquidity and Capital Resources – Cash Flows” on page 39.

Vodafone Group Plc Annual Report 2006	47

Back to Contents

Non-GAAP Information
continued

Net Debt
In presenting and discussing the Group’s indebtedness and liquidity position, net debt is calculated. There is no definition of net debt within IFRS. The Group believes that it is both useful and necessary to communicate net debt to investors and other interested parties, for the following reasons:

•	net debt allows the Company and external parties to evaluate the Group’s overall indebtedness and liquidity position;

•	net debt facilitates comparability of indebtedness and liquidity with other companies, although the Group’s measure of net debt may not be directly comparable to similarly titled measures used by other companies;

•	it is used by management for planning and reporting purposes; and

•	it is used in discussions with the investment analyst community and the debt rating agencies.

A reconciliation of short-term and long-term borrowings, the closest equivalent GAAP measures, to net debt is shown on page 41.

Presentation of Other Revenue in Discussion of Trading Results
The discussion of the trading results of the Group and principal markets on pages 30 to 37 presents the cost of sales related to acquisition and retention costs, net of revenue attributable to these activities. The Group believes that this basis of presentation provides useful information for investors for the following reasons:

•	it provides trends in net subsidies with respect to the acquisition and retention of customers; and

•	it facilitates comparability of results with other companies operating in the mobile telecommunications business. This performance indicator is commonly used in the mobile telecommunications industry and by Vodafone management to compare net subsidies provided to acquire and retain customers to prior periods and internal forecasts. “Net acquisition costs” and “Net retention costs” as used in the trading results are defined on page 49.

Reconciliation of “Net other revenue” to the closest equivalent GAAP measure, revenue, and “Net acquisition costs” and “Net retention costs” to their closest equivalent GAAP measure, gross acquisition and retention costs, are shown below:

	Mobile					Other Mobile
	telecommunications	Germany	Italy	Spain	UK	Operations
	£m	£m	£m	£m	£m	£m

Year ended 31 March 2006:
Net other revenue	532	114	15	6	135	137
Acquisition and retention revenue	1,724	246	178	374	345	583

Other revenue	2,256	360	193	380	480	720
Total service revenue	25,881	5,394	4,170	3,615	4,568	8,530

Revenue	28,137	5,754	4,363	3,995	5,048	9,250

Year ended 31 March 2005:
Net other revenue	546	122	14	2	177	110
Acquisition and retention revenue	1,647	242	168	296	390	554

Other revenue	2,193	364	182	298	567	664
Total service revenue	23,547	5,320	4,091	2,963	4,498	6,973

Revenue	25,740	5,684	4,273	3,261	5,065	7,637

Year ended 31 March 2006:
Net acquisition costs	1,541	366	78	274	380	443
Net retention costs	1,444	349	93	249	395	358
Acquisition and retention revenue	1,724	246	178	374	345	583

Gross acquisition and retention costs	4,709	961	349	897	1,120	1,384

Year ended 31 March 2005:
Net acquisition costs	1,446	348	71	246	388	393
Net retention costs	1,234	330	74	172	391	267
Acquisition and retention revenue	1,647	242	168	296	390	554

Gross acquisition and retention costs	4,327	920	313	714	1,169	1,214

Other
Certain of the statements within the section titled “Chief Executive’s Review” on pages 8 to 11 and the section titled “One Vodafone”, on pages 18 to 19 contain forward-looking non-GAAP financial information for which at this time there is no comparable GAAP measure and which at this time cannot be quantitatively reconciled to comparable GAAP financial information.

Certain of the statements within the section titled “Risk Factors, Trends and Outlook” on pages 43 to 45, contain forward-looking non-GAAP financial information which at this time cannot be quantitatively reconciled to comparable GAAP financial information.

48	Vodafone Group Plc Annual Report 2006

Back to Contents
Performance

Definition of Terms

The definition of terms used throughout the performance section is detailed below. These terms are not uniformly defined by all companies in the Group’s industry. Accordingly, such measures may not be comparable with similarly titled measures and disclosures by other companies.

3G broadband	A technology which enables data transmission at speeds of up to two megabits per second.

3G device	A handset or device capable of accessing 3G data services.

Acquired intangibles amortisation	Amortisation relating to intangible assets identified and recognised separately in respect of a business combination in excess of the intangible assets recognised by the acquiree prior to acquisition.

Active customer	A customer who either pays a monthly fee or has made or received a chargeable event in the last three months. The active customers are expressed as a percentage of the closing customer base. Contract and prepaid activity is reported separately.

ARPU	Total revenue excluding handset revenue and connection fees divided by the weighted average number of customers during the period.

Capitalised fixed asset additions	This measure includes the aggregate of capitalised property, plant and equipment additions and capitalised software costs.

Churn	Total gross customer disconnections in the period divided by the average total customers in the period.

Controlled and jointly controlled networks	The networks include the Group’s mobile operating subsidiaries and joint ventures. Measures for controlled and jointly controlled networks include 100% for subsidiaries and the Group’s proportionate share for joint ventures.

Customer	A customer is defined as a Subscriber Identity Module (“SIM”), or in territories where SIMs do not exist, a unique mobile telephone number, which has access to the network for any purpose (including data only usage) except telemetric applications. Telemetric applications include, but are not limited to, asset and equipment tracking, mobile payment and billing functionality (for example, vending machines and meter readings) and include voice enabled customers whose usage is limited to a central service operation (for example, emergency response applications in vehicles). SIM information is derived from local operating company billing systems.

Data revenue	Data revenue includes all non-voice service revenue excluding messaging.

Depreciation and other amortisation	This measure includes the profit or loss on disposal of property, plant and equipment.

EBITDA	Adjusted operating profit before depreciation and amortisation.

Interconnect costs	A charge paid by Vodafone to other fixed line or mobile operators when a Vodafone customer calls a customer connected to a different network.

Messaging revenue	Messaging revenue comprises revenue from providing SMS and MMS services including wholesale messaging revenue, revenue from the use of messaging services by Vodafone customers roaming away from their home network and customers visiting the local network.

Net acquisition costs	The total of connection fees, trade commissions and equipment costs, net of related revenue, relating to new customer connections. This performance indicator is commonly used in the mobile telecommunications industry and by Vodafone management to compare net subsidies provided to acquire customers to prior periods and internal forecasts. Management believes that this measure provides useful information for investors regarding trends in net subsidies to acquire customers for mobile telecommunications services from period to period.

Net retention costs	The total of trade commissions, loyalty scheme and equipment costs, net of related revenue, relating to customer retention and upgrade. This performance indicator is commonly used in the mobile telecommunications industry and by Vodafone management to compare net subsidies provided to retain customers to prior periods and internal forecasts. Management believes that this measure provides useful information for investors regarding trends in net subsidies to retain customers for mobile telecommunications services from period to period.

Organic growth	The percentage movements in organic growth are presented to reflect operating performance on a comparable basis. Where an entity, being a subsidiary, joint venture or associated undertaking, was newly acquired or disposed of in the current or prior period, the Group adjusts, under organic growth calculations, the results for the current and prior period to remove the amount the Group earned in both periods as a result of the acquisition or disposal of subsidiary or associated undertakings. Where the Group increases, or decreases, its ownership interest in a joint venture or associated undertaking in the current or prior period, the Group’s results for the prior period are restated at the current period’s ownership level. Further adjustments in organic calculations exclude the effect of exchange rate movements by restating the prior period’s results as if they had been generated at the current period’s exchange rates and excludes the amortisation of acquired intangible assets.

Proportionate customers	The proportionate customer number represents the number of mobile customers in ventures which the Group either controls or invests, based on the Group’s ownership in such ventures.

Purchased licence amortisation	Amortisation relating to capitalised licence and spectrum fees purchased directly by the Group, and such fees recognised by an acquiree prior to acquisition.

Service revenue	Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.

Termination rate	A per minute charge paid by a telecommunications network operator when a customer makes a call to another mobile or fixed line network operator.

Vodafone live! active device	A handset or device equipped with the Vodafone live! portal which has made or received a chargeable event in the last month.

VOIP	Voice over internal protocol is the routing of voice calls over the internet or through another IP based network.

WiFi	WiFi refers to underlying technology of wireless local area networks which enable a user, with WiFi devices, to connect to the internet in range of a WiFi access point.

Vodafone Group Plc Annual Report 2006	49

Back to Contents

Board of Directors and Group Management

Directors and Senior Management
The business of the Company is managed by its board of directors (“the Board”). Biographical details of the directors and senior management at the date of this report are as follows:

Directors
Chairman
1. Lord MacLaurin of Knebworth, DL, aged 69, joined the Board in January 1997 and became Chairman in July 1998. He is Chairman of the Nominations and Governance Committee. Lord MacLaurin was Chairman of Tesco Plc from 1985 to 1997 and has been a director of Enterprise Oil Plc, Guinness Plc, National Westminster Bank Plc and Whitbread Plc. He is also a non-executive director of the investment bank The Evolution Group Plc and a member of the Supervisory Board of Heineken NV. Lord MacLaurin will retire from the Board at the conclusion of the Company’s AGM on 25 July 2006. Upon his retirement Lord MacLaurin will become an advisor to the Company and Chairman of The Vodafone Group Foundation.

Deputy Chairman and senior independent director
2. Paul Hazen, aged 64, has been a member of the Board since June 1999 and became Deputy Chairman and senior independent director in May 2000. He is a member of the Nominations and Governance Committee. Paul Hazen became a director of AirTouch Communications Inc. in April 1993. In 2001, he retired as Chairman and Chief Executive Officer of Wells Fargo & Company and its principal subsidiary, Wells Fargo Bank, NA. He is Chairman of KKR Financial Corp and Accel-KKR and is also a director of Safeway, Inc., Willis Group Holdings Limited and Xstrata AG. Paul Hazen will retire from the Board after the Company’s AGM on 25 July 2006.

Executive Directors
3. Arun Sarin, Chief Executive, aged 51, became a member of the Board in June 1999. He was appointed Chief Executive in July 2003 and is a member of the Nominations and Governance Committee. Arun Sarin joined Pacific Telesis Group in San Francisco in 1984 and has served in many executive positions in his 20 year career in telecommunications. He was a director of AirTouch Communications Inc. from July 1995 and was President and Chief Operating Officer from February 1997 to June 1999. He was Chief Executive Officer for the Vodafone United States and Asia Pacific region until 15 April 2000, when he became a non-executive director. He has served as a director of The Gap, Inc., The Charles Schwab Corporation and Cisco Systems, Inc., and is a non-executive director of the Court of the Bank of England.

4. Sir Julian Horn-Smith, Deputy Chief Executive, aged 57, has been a member of the Board since June 1996. Previously the Group Chief Operating Officer, Sir Julian was appointed Deputy Chief Executive in January 2005. Since then, he has been responsible for Business Development, which includes delivering Vodafone’s product and services portfolio to Vodafone’s affiliates and Partner Networks and expanding and consolidating Vodafone’s footprint. He is a director of China Mobile (Hong Kong) Limited and several of the Group’s overseas operating companies, including Chairman of the Supervisory Boards of Vodafone Deutschland GmbH and Vodafone D2 GmbH. Sir Julian is also a non-executive director of Lloyds TSB Group plc, Smiths Group plc and Sage Group PLC. Sir Julian will retire from the Board at the conclusion of the AGM on 25 July 2006 and he will become Chairman of Sage Group PLC on 1 August 2006.

5. Thomas Geitner, Chief Executive Officer, New Businesses, aged 51, was appointed to this role on 1 May 2006. New Businesses will focus on the delivery of new revenue streams beyond pure mobile. He was appointed to the Board in May 2000 during which time he established and managed Global Products and Services. He was responsible for the single Vodafone brand, Vodafone live! and Vodafone Wireless Office and the partner networks franchise. In July 2003, he was appointed Chief Technology Officer responsible for the rollout of 3G, the consolidation of data centres and service platform operations and the establishment of the Global Supply Chain organisation. Prior to joining the Group, he was a member of the Management Board of RWE AG.

6. Andy Halford, Chief Financial Officer, aged 47, joined the Board in July 2005. Andy joined Vodafone in 1999 as Financial Director for Vodafone Limited, the UK operating company, and in 2001 he became Financial Director for Vodafone’s Northern Europe, Middle East and Africa Region. In 2002, he was appointed Chief Financial Officer of Verizon Wireless in the US and is currently a member of the Board of Representatives of The Verizon Wireless partnership. Prior to joining Vodafone, he was Group Finance Director at East Midlands Electricity Plc. Andy holds a bachelors degree in Industrial Economics from Nottingham University and is a Fellow of the Institute of Chartered Accountants in England and Wales.

Non-executive directors
7. Sir John Bond, aged 64, was appointed to the Board in January 2005 and is a member of the Nominations and Governance and Remuneration Committees. Sir John Bond is a non-executive director of Ford Motor Company. He retired from the position of Group Chairman of HSBC Holdings plc on 26 May 2006, after 45 years of service. Other previous roles include Chairman of HSBC Bank plc and director of The Hong Kong and Shanghai Banking Corporation and HSBC North America Holdings Inc. Previous non-executive directorships include the London Stock Exchange, Orange plc, British Steel plc and the Court of the Bank of England. Sir John will succeed Lord MacLaurin as Chairman of the Company on conclusion of the AGM on 25 July 2006.

8. Dr Michael Boskin, aged 60, became a member of the Board in June 1999 on completion of the merger with AirTouch Communications Inc. and is Chairman of the Audit Committee and a member of the Remuneration Committee. Dr Boskin was a director of AirTouch Communications Inc. from August 1996 to June 1999. He has been a Professor of Economics at Stanford University since 1971 and was Chairman of the President’s Council of Economic Advisers from February 1989 until January 1993. Dr Boskin is President and CEO of Boskin & Co., an economic consulting company, and is also a director of Exxon Mobil Corporation, Shinsei Bank Limited and Oracle Corporation.

50	Vodafone Group Plc Annual Report 2006

Back to Contents

Governance

9. Lord Broers, aged 67, joined the Board in January 1998 and is a member of the Audit Committee and the Nominations and Governance Committee. He is President of the Royal Academy of Engineering and a former Vice-Chancellor of Cambridge University. He spent many years with IBM, in senior roles within the research and development function, and is a Fellow of the Royal Society, the Institute of Electrical Engineers and the Institute of Physics. Lord Broers is also a Foreign Associate of the US National Academy of Engineering, a trustee of the British Museum and Chairman of the House of Lords Science and Technology Select Committee. He chairs The Vodafone Group Foundation and the Company’s UK pension trustee company.

10. John Buchanan, aged 62, has been a member of the Board since April 2003. He is a member of the Audit Committee and, solely for the purposes of relevant legislation, is the Board’s appointed financial expert on that Committee. He retired from the board of directors of BP Plc in 2002 after six years as Group Chief Financial Officer and executive director following a wide-ranging career with the company. He was a member of the United Kingdom Accounting Standards Board from 1997 to 2001. He is Chairman of Smith & Nephew plc and a non-executive director of AstraZeneca PLC and BHP Billiton. John Buchanan will succeed Paul Hazen as the Deputy Chairman and senior independent director after the Company’s AGM on 25 July 2006.

11. Penny Hughes, aged 46, has been a member of the Board since September 1998 and is a member of the Audit Committee. She has particular expertise in marketing and has developed experience in many human resource areas, including leadership development, motivation and retention. She is President of the Advertising Association, a member of the advisory committee of Bridgepoint Capital Limited and a non-executive director of Reuters Group PLC, Scandinaviska Enskilda Banken AB and The Gap, Inc. Penny Hughes was President of Coca-Cola Great Britain and Ireland, and has been a non-executive director of Next Plc, Trinity Mirror Plc and The Body Shop Plc. She will retire from the Board after the Company’s AGM on 25 July 2006.

12. Anne Lauvergeon, aged 46, joined the Board in November 2005 and is a member of the Audit Committee. She is Chairman of the Executive Board of AREVA, the leading French energy company, having been appointed to that role in July 2001. She started her professional career in 1983 in the iron and steel industry and in 1990 she was named Adviser for Economic International Affairs at the French Presidency and Deputy Chief of its Staff in 1991. In 1995, she became a Partner of Lazard Frères & Cie, subsequently joining Alcatel Telecom as Senior Executive Vice President in March 1997. She was responsible for international activities and the Group’s industrial shareholdings in the energy and nuclear fields. In 1999, she was appointed Chairman and CEO of COGEMA. Anne Lauvergeon is currently also Vice Chairman of the Supervisory Board of Safran and a non-executive director of Total and Suez.

13. Professor Jürgen Schrempp, aged 61, has been a member of the Board since May 2000 and is a member of the Remuneration Committee and the Nominations and Governance Committee. He is former Chairman of the Board of Management of DaimlerChrysler and one of the principal architects of Daimler-Benz’s merger with Chrysler in 1998. He became Chairman of Daimler-Benz in 1995. He is a non-executive director of the South African Coal, Oil and Gas Corporation (SASOL) and Compagnie Financière Richemont SA, Switzerland. Professor Schrempp is Chairman Emeritus of the Global Business Coalition on HIV/AIDS. He has received numerous awards and has also been recognised for his civic leadership and charitable contributions. Amongst other distinctions, he is Commander of the French Legion of Honor and holds South Africa’s highest civilian award, the Order of Good Hope, conferred upon him by President Nelson Mandela.

14. Luc Vandevelde, aged 55, joined the Board in September 2003 and is Chairman of the Remuneration Committee. He is Chairman of the Supervisory Board of Carrefour SA and a director of Société Générale. He is the Founder and Managing Director of Change Capital Partners LLP, a private equity fund. Luc Vandevelde was formerly Chairman of Marks & Spencer Group Plc and Chief Executive Officer of Promodes, and he has held senior European and international roles with Kraft General Foods.

15. Philip Yea, aged 51, became a member of the Board in September 2005 and is a member of the Remuneration Committee. He is the Chief Executive Officer of 3i Group plc, having been appointed to that role in July 2004. Prior to joining 3i, he was Managing Director of Investcorp and, from 1997 to 1999, the Group Finance Director of Diageo plc following the merger of Guinness plc, where he was Finance Director, and Grand Metropolitan plc. He has previously held non-executive roles at HBOS plc and Manchester United plc.

Appointed since 31 March 2006
Anthony Watson, aged 61, was appointed to the Board on 1 May 2006, having retired from his role as Chief Executive of Hermes Pensions Management Limited, a position he had held since 2002. Previously he was Hermes’ Chief Investment Officer, having been Managing Director of AMP Asset Management and the Chief International Investment Officer of Citicorp Investment Management from 1991 until joining Hermes in 1998. He is Chairman of Marks & Spencer Pension Trust Ltd, the Strategic Investment Board in Northern Ireland and also a non-executive director of Hammerson Group Plc and Witan Investment Trust Plc.

51	Vodafone Group Plc Annual Report 2006

Back to Contents

Board of Directors and Group Management
continued

Senior Management
Members of the Executive Committee who are not also executive directors are regarded as senior managers of the Company.

Executive Committee
Chaired by Arun Sarin, this committee focuses on the Group’s strategy, financial structure and planning, succession planning, organisational development and Group-wide policies. The Executive Committee membership comprises the Executive Directors, details of whom are shown on pages 50 to 51, and the senior managers who are listed below:

Brian Clark, Group Human Resources Director, aged 57, was appointed to this position in April 2005. He joined Vodafone in 1997 and, before his current position, was Chief Executive, Asia Pacific Region. Prior to joining Vodafone, he was Managing Director and Chief Executive Officer of Telkom SA Limited, South Africa.

Paul Donovan, Chief Executive Officer, EMAPA (Central Europe, Middle East, Asia Pacific and Affiliates), aged 47, was appointed to this position on 1 May 2006. He joined Vodafone in 1999 as Managing Director – Commercial, was appointed Chief Executive of Vodafone Ireland in 2001 and became Chief Executive Officer, Other Vodafone Subsidiaries in January 2005, managing fourteen of Vodafone’s controlled entities. He has over fifteen years experience in the telecommunications and IT industries and has held senior roles at BT, One2One and Optus Communications and, prior to that, marketing roles at the Mars Group, Coca Cola and Schweppes Beverages.

Warren Finegold, Chief Executive, Global Business Development, aged 49, was appointed to this position and joined the Executive Committee on 24 April 2006. He was previously a Managing Director of UBS Investment Bank and head of its technology team in Europe. He is responsible for Business Development, M&A and Partner Networks.

Alan Harper, Group Strategy and Business Integration Director, aged 49, joined Vodafone in 1995 as Group Commercial Director and he subsequently became Managing Director of Vodafone UK. He was appointed to his current position in July 2000. Prior to joining the Group, he held the post of Business Strategy Director with Mercury One2One and senior roles with Unitel and STC Telecoms. He is also a member of the Vodafone D2 GmbH Supervisory Board and Chairman of the Vodafone UK Foundation

Simon Lewis, Group Corporate Affairs Director, aged 47, joined Vodafone in November 2004. He previously held senior roles at Centrica Plc including Managing Director, Europe and Group Director of Communications and Public Policy. Prior to that he was Director of Corporate Affairs at NatWest Group and the Head of Public Relations at SG Warburg plc. He was President of the Institute of Public Relations in 1997 and is a Visiting Professor at the Cardiff School of Journalism. In 1998, he was seconded to Buckingham Palace for two years as the first Communications Secretary to the Queen. He is a Fulbright Commissioner and a trustee of The Vodafone Group Foundation.

Tim Miles, Global Chief Technology Officer, aged 48, was appointed to this position on 1 April 2006. He joined Vodafone New Zealand in 2001 as Director of Business Markets and was appointed Managing Director of Vodafone New Zealand in 2002. In April 2005, he joined Vodafone UK as Chief Executive Officer before moving to his present role. He has over twenty years’ experience in the IT and telecommunications industry. Prior to joining Vodafone, he was Vice President for Global Industries, Unisys Corporation, USA and, before that, held executive positions with Data General and IBM.

Bill Morrow, Chief Executive Officer, Europe, aged 46, was appointed to this position on 1 May 2006 after ten years with the Vodafone Group. Over the last ten years, he has held various positions, including President of Vodafone Japan, Chief Executive of Vodafone UK and President of Japan Telecom. He has twenty-six years of experience in the telecommunications industry, holding senior leadership roles in the USA, Asia and Europe. Bill Morrow is widely recognised for operational performance lifts, technology management and company restructuring.

Frank Rovekamp, Global Chief Marketing Officer, aged 51, was appointed to this position and joined the Executive Committee on 1 May 2006. He joined Vodafone four years ago as Marketing Director and a Member of the Management Board of Vodafone Netherlands and later moved to Vodafone Germany as Chief Marketing Officer and a member of the Management Board. Before joining Vodafone, Frank held roles as President and Chief Executive Officer of Beyoo and Chief Marketing Officer with KLM Royal Dutch Airlines.

Stephen Scott, Group General Counsel and Company Secretary, aged 52, was appointed Group General Counsel and Company Secretary in 1991, prior to which he was employed in the Racal Group legal department, having moved into industry in 1980 from private law practice in London. He is a director of the Company’s UK pension trustee company and of ShareGift (the Orr Mackintosh Foundation Limited) and is a director and trustee of LawWorks (the Solicitors Pro Bono Group Limited).

Strategy Board
The Strategy Board meets two or three times per year to discuss strategy. This is attended by Executive Committee members and the Chief Executive Officers of the major operating companies and other selected individuals based on Strategy Board topics.

Other Board and Executive Committee members
The following members also served on the Board or the Executive Committee during the 2006 financial year:

Peter Bamford was an executive director until 7 March 2006.

Ken Hydon was an executive director until he retired on 26 July 2005.

Sir David Scholey CBE was a non-executive director until he retired on 26 July 2005.

Pietro Guindani, Chief Executive Italy, was a member of Executive Committee until 1 May 2006.

Fritz Joussen, Chief Executive Germany, was a member of Executive Committee until 1 May 2006.

Jurgen von Kuczkowski was a member of the Executive Committee until he retired on 30 September 2005.

Shiro Tsuda, Executive Chairman and Chairman of the Board, Vodafone K.K., was an Executive Committee member until the completion of the sale of the Japanese business on 27 April 2006.

Phil Williams was a member of the Executive Committee until he retired on 31 July 2005.

52	Vodafone Group Plc Annual Report 2006

Back to Contents

Governance

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

The Combined Code
The Company’s ordinary shares are listed in the United Kingdom on the London Stock Exchange. As such, the Company is required to make a disclosure statement concerning its application of the principles of and compliance with the provisions of the revised Combined Code on corporate governance (the “Combined Code”). For the year ended 31 March 2006, the Board confirms that the Company has been in compliance with the provisions of section 1 of the Combined Code. The disclosures provided below are nevertheless intended to provide an explanation of the Company’s corporate governance policies and practices.

US listing requirements
The Company’s ADSs are listed on the NYSE and the Company is, therefore, subject to the rules of the NYSE as well as US securities laws and the rules of the SEC. The NYSE requires US companies listed on the exchange to comply with the NYSE’s corporate governance rules but foreign private issuers, such as the Company, are exempt from most of those rules. However, pursuant to NYSE Rule 303A.11, the Company is required to disclose a summary of any significant ways in which the corporate governance practices it follows differ from those required by the NYSE for US companies. A summary of such differences is set out below.

The Company has established a Disclosure Committee with responsibility for reviewing and approving controls and procedures over the public disclosure of financial and related information, and other procedures necessary to enable the Chief Executive and Chief Financial Officer to provide their Certifications of the Annual Report on Form 20-F that is filed with the SEC.

Section 404 of the Sarbanes-Oxley Act of 2002 (US) requires the Company to annually assess and make public statements about the quality and effectiveness of its internal controls over financial reporting. As a non-US company, Vodafone is first required to report on its compliance with section 404 for the year ended 31 March 2007. Management’s report must describe conclusions about the effectiveness of the Company’s internal control over financial reporting based on management’s evaluation as of the end of the Company’s most recent fiscal year.

The Company has established a Steering Committee to provide strategic direction to the Company’s section 404 compliance efforts and a Programme Management Office which monitors progress and provides detailed guidance to the compliance teams that have been set up in the Group’s subsidiaries and central functions. The Company’s Audit Committee also plays an active role in monitoring these efforts. The Audit Committee receives progress updates at each of its meetings as well as a bi-annual status presentation from the Programme Management Office. The Company’s external auditors have been consulted throughout the project and will continue to be involved as the Company finalises its review.

The Company has reviewed the structure and operation of its “entity level” control environment: the overarching structure of review and monitoring essential to the management of its business.

Each of the Company’s subsidiaries and central functions has ensured that the relevant processes and controls are documented to appropriate standards, taking into account the guidance provided by the US Public Company Accounting Oversight Board’s Auditing Standard No. 2 and subsequent SEC Staff Questions and Answers related to the standard. The approach taken has been to identify the key financial reporting processes so that, in aggregate, the Company has reasonable assurance regarding the reliability of its financial reporting and the preparation of financial statements.

The Company is making satisfactory progress on the work required to enable it to report on its compliance with section 404 at 31 March 2007.

The Company has also adopted a corporate Code of Ethics for senior executive, financial and accounting officers, separate from and additional to its Business Principles, described below. A copy of this code is available on the Group’s website at www.vodafone.com.

Differences from New York Stock Exchange corporate governance practices
Independence
The NYSE rules require that a majority of the Board must be comprised of independent directors and the rules include detailed tests that US companies must use for determining independence. The Combined Code requires a company’s board of directors to assess and make a determination as to the independence of its directors. While the Board does not explicitly take into consideration the NYSE’s detailed tests, it has carried out an assessment based on the requirements of the Combined Code and has determined in its judgement that all of the non-executive directors are independent within those requirements. As at the date of this Annual Report, the Board comprised the Chairman, four executive directors and eleven non-executive directors.

Committees
Under NYSE rules, US companies are required to have a nominating and corporate governance committee and a compensation committee, each composed entirely of independent directors with a written charter that addresses the Committees’ purpose and responsibilities. The Company’s Nominations and Governance Committee and Remuneration Committee have terms of reference and composition that comply with the Combined Code requirements. The Nominations and Governance Committee is chaired by the Chairman of the Board, and its other members are non-executive directors of the Company and the Chief Executive. The Remuneration Committee is composed entirely of non-executive directors whom the Board has determined to be independent. The Company’s Audit Committee is composed entirely of non-executive directors whom the Board has determined to be independent and who meet the requirements of Rule 10A-3 of the Securities Exchange Act. The Company considers that the terms of reference of these committees, which are available on its website at www.vodafone.com, are generally responsive to the relevant NYSE rules but may not address all aspects of these rules.

Corporate governance guidelines
Under NYSE rules, US companies must adopt and disclose corporate governance guidelines. Vodafone has posted its statement of compliance with the Combined Code on its website at www.vodafone.com. The Company also has adopted a Group Governance Manual which provides the first level of the framework within which its businesses operate. The manual is a reference for Chief Executives and their teams and applies to all directors and employees. The Company considers that its corporate governance guidelines are generally responsive to, but may not address all aspects of, the relevant NYSE rules.

Vodafone Group Plc Annual Report 2006	53

Back to Contents

Corporate Governance
continued

Business principles
In addition to the formal requirements of the Listing Authorities and Stock Exchanges described above, the Group has developed and implemented its own Business Principles which define its relationships with all of its stakeholders, govern how Vodafone conducts its day-to-day business and represents the additional commitments the Group makes to its stakeholders. These can be found on the Group’s website at www.vodafone.com.

The Business Principles apply to all subsidiary companies in the Group. Chief Executives are responsible for ensuring application of the Business Principles within their business. Vodafone also promotes the Business Principles to its joint venture companies, associated undertakings, business partners and third parties.

Every employee is expected to act in accordance with the Business Principles. A confidential email facility has been established for employees to report any concerns.

The Group tracks the implementation of its Business Principles through its internal audits.

Directors and Organisation
Board composition
The Company’s Board consists of 16 directors, 12 of whom served throughout the 2006 financial year. At 31 March 2006, in addition to the Chairman, Lord MacLaurin, there were four executive directors and ten non-executive directors. The Deputy Chairman, Paul Hazen, is the nominated senior independent director and his role includes being available for approach or representation by directors or significant shareholders who may feel inhibited from raising issues with the Chairman. He is also responsible for conducting an annual review of the performance of the Chairman and, in the event it should be necessary, convening an annual meeting of the non-executive directors.

Philip Yea, Anne Lauvergeon and Anthony Watson joined the Board as non-executive directors on 1 September 2005, 1 November 2005 and 1 May 2006 respectively. Peter Bamford ceased to be a member of the Board on 7 March 2006. Lord MacLaurin, Sir Julian Horn-Smith, Paul Hazen and Penny Hughes will retire on conclusion of the Company’s AGM on 25 July 2006. Sir John Bond will become the Chairman of the Company following the retirement of Lord MacLaurin and John Buchanan will succeed Paul Hazen as the Deputy Chairman and senior independent director. The Company considers all of its present non-executive directors to be fully independent. The executive directors are Arun Sarin (Chief Executive), Sir Julian Horn-Smith, Thomas Geitner and Andy Halford.

The following table shows directors’ attendance at meetings during the 2006 financial year:

				Nominations and
		Audit		Governance		Remuneration
	Board	Committee		Committee		Committee

Number of meetings
during the year
to 31 March 2006	8	5		3		5

Lord MacLaurin	8			2	(1)
Paul Hazen	8	1		2
Arun Sarin	8			3
Sir Julian Horn-Smith	8
Peter Bamford(2)	7
Thomas Geitner	8
Andy Halford(3)	6
Ken Hydon(4)	2
Sir John Bond	7			2		4
Dr Michael Boskin	8	5	(1)(5)			5
Lord Broers	7	5		1
John Buchanan	7	5
Penny Hughes	8	4				2
Anne Lauvergeon(6)	3	1
Sir David Scholey(4)	2	1
Professor Jürgen Schrempp	8			2		5
Luc Vandevelde	7					4	(1)(7)
Philip Yea(8)	6					2

Notes:
(1)	Committee Chairman.
(2)	Peter Bamford ceased to be a member of the Board on 7 March 2006.
(3)	Andy Halford joined the Board on 26 July 2005 and from then until 31 March 2006 there were six Board meetings.
(4)	Ken Hydon and Sir David Scholey retired from the Board on conclusion of the AGM on 26 July 2005.
(5)	Dr Michael Boskin succeeded Paul Hazen as Chairman of the Audit Committee during the year.
(6)	Anne Lauvergeon joined the Board on 1 November 2005 and from then until 31 March 2006 there were four Board meetings.
(7)	Luc Vandevelde succeeded Penny Hughes as Chairman of the Remuneration Committee during the year.
(8)	Philip Yea joined the Board on 1 September 2005 and from then until 31 March 2006 there were six Board meetings.

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

Re-election of Directors
Although not required by the Articles, in the interests of good corporate governance, the directors have resolved that they will all submit themselves for annual re-election at the AGM. Accordingly, at the AGM to be held on 25 July 2006, other than Lord MacLaurin, Sir Julian Horn-Smith, Paul Hazen and Penny Hughes who are retiring at the conclusion of the AGM, all the directors will be retiring and, being eligible and on the recommendation of the Nominations and Governance Committee, will offer themselves for re-election.

Performance evaluation
Performance evaluation of the Board, its Committees and individual directors takes place on an annual basis and is conducted within the terms of reference of the Nominations and Governance Committee with the aim of improving individual contributions, the effectiveness of the Board and its Committees and the Group’s performance. The Chairman leads the assessment of the Chief Executive and the non-executive directors, the Chief Executive undertakes the performance reviews for the executive directors and the senior independent director conducts the review of the performance of the Chairman. Each Board Committee undertakes a review of its own work and, in relation to the performance of the Board, each director is required to complete a comprehensive questionnaire, the results of which are analysed and discussed by the Nominations and Governance Committee prior to the presentation of recommendations to the Board. The evaluation process is designed to cover Board processes, the structure and capability of the Board, strategic alignment, Board dynamics and the skills brought to the Board by each director. A series of questionnaires has also been developed to facilitate the evaluation processes for each Board Committee.

54	Vodafone Group Plc Annual Report 2006

Back to Contents

Governance

The evaluations found the performance of each director to be effective and concluded that the Board provides the effective leadership and control required for a listed company. The Nominations and Governance Committee confirmed to the Board that the contributions made by the directors offering themselves for re-election at the AGM in July 2006 continued to be effective and the Company should support their re-election.

Information and professional development
Each member of the Board has immediate access to a dedicated online team room and can access monthly information including actual financial results, reports from the executive directors in respect of their areas of responsibility and the Chief Executive’s report which deals, amongst other things, with investor relations, giving Board members an opportunity to develop an understanding of the views of major investors. These matters are discussed at each Board meeting. From time to time, the Board receives detailed presentations from non-Board members on matters of significance or on new opportunities for the Group. Financial plans, including budgets and forecasts, are regularly discussed at Board meetings. The non-executive directors periodically visit different parts of the Group and are provided with briefings and information to assist them in performing their duties. The non-executive directors and the Chairman regularly meet without executives present.

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

Matters for the Board
The Board has a formal schedule of matters specifically referred to it for decision, including:

•	the approval of Group commercial strategy;

•	Group strategic and long-term plans;

•	major capital projects;

•	approving annual budgets and operating plans;

•	devising and reviewing the Group’s corporate governance structure;

•	Group financial structure (including tax and treasury policy);

•	approving statutory accounts and shareholder communications;

•	Group risk management; and

•	material contracts not in the ordinary course of business.

This schedule is reviewed periodically. It was last formally reviewed and updated by the Nominations and Governance Committee in January 2004 and its proposals were subsequently approved by the Board. Its currency and continued validity were assessed as part of the performance evaluations conducted in the 2006 financial year described earlier in this Report. The agendas for Board meetings are initially developed by the Chief Executive and the Company Secretary and are finalised by the Chairman. The directors have access to the advice and services of the Company Secretary and, both as a group and individually, are entitled to take independent professional advice at the cost of the Company on matters relating to the proper discharge of their responsibilities.

Executive Management
The executive directors, together with certain other Group functional heads and regional chief executives, meet 12 times a year as the Executive Committee under the chairmanship of the Chief Executive. The Executive Committee is responsible for the day-to-day management of the Group’s businesses, the overall financial performance of the Group in fulfilment of strategy, plans and budgets and Group capital structure and funding. It also reviews major acquisitions and disposals.

Committees of the Board
The standing Board Committees are the Audit Committee, the Nominations and Governance Committee and the Remuneration Committee. The composition and terms of reference of these committees are published on the Group’s website at www.vodafone.com. The Secretary to these standing Board Committees is the Company Secretary or his nominee.

The Audit Committee
The Audit Committee is comprised of financially literate members having the necessary ability and experience to understand financial statements. Solely for the purpose of fulfilling the requirements of the Sarbanes-Oxley Act and the Combined Code, the Board

has designated John Buchanan, who is an independent non-executive director, satisfying the independence requirements of Rule 10A-3 of the US Securities Exchange Act 1934, as its financial expert on the Audit Committee. Further details of John Buchanan can be found in “Board of Directors and Group Management”.

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

The Audit Committee reports to the Board on the quality and acceptability of the Company’s accounting policies and practices, including without limitation, critical accounting policies and practices. The Audit Committee also plays an active role in monitoring the Company’s compliance efforts for section 404 of the Sarbanes-Oxley Act and receives progress updates at each of its meetings as well as a bi-annual status presentation from the Programme Management Office.

At least twice a year, the Audit Committee meets separately with the external auditors and the Group Audit Director without management being present. Further details on the oversight of the relationships with the external auditors can be found under “Auditors” and the “Report from the Audit Committee” which are set out on page 57.

The Nominations and Governance Committee
The Nominations and Governance Committee, which provides a formal and transparent procedure for the appointment of new directors to the Board, generally engages external consultants to advise on prospective Board appointees. This year, the Committee recommended the appointment of three further non-executive directors. Detailed role profiles were agreed by the Committee before external search consultants were engaged to prepare a shortlist of potentially suitable candidates. Only after a rigorous interview process were the appointments recommended to the Board.

The Committee also reviewed the Group’s succession plans, directed the performance evaluations described earlier in this Annual Report, discussed matters of corporate governance and assessed the independence of non-executive directors prior to reporting to the Board.

The Remuneration Committee
The Remuneration Committee is responsible to the Board for the assessment and recommendation of policy on executive remuneration and packages for individual executive directors. The Committee has regular private sessions without executive directors present. Further information on the Committee’s activities is contained in the “Board’s Report to Shareholders on Directors’ Remuneration”.

Statement on Internal Control
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

Responsibility
The Board has overall responsibility for the system of internal control. A sound system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss. The process of managing the risks associated with social, environmental and ethical impacts is also discussed under “Corporate Responsibility and Environmental Issues”, on pages 59 to 60.

Control structure
The Board sets the policy on internal control that is implemented by management. This is achieved through a clearly defined operating structure with lines of responsibility and delegated authority. The Executive Committee, chaired by the Chief Executive, manages this on a day-to-day basis.

The Group’s brand essence, which encapsulates the Group’s commitment to integrity and continuous improvement, in combination with the Group’s Business Principles, sets the tone of the Group and reflects the control consciousness of management.

Written policies and procedures have been issued which clearly define the limits of delegated authority and provide a framework for management to deal with areas of

Vodafone Group Plc Annual Report 2006	55

Back to Contents

Corporate Governance
continued

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

Directors are appointed to associated undertakings and joint ventures and attend the board meetings and review the key financial information of those undertakings. Clear guidance is given to those directors on the preparation that should take place before these board meetings and their activity at the board meeting. It is the Group’s policy, where possible, that its auditors are appointed as auditors of associated companies and joint ventures.

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

A formal annual confirmation is provided by the chief executive officer and chief financial officer of each Group company certifying the operation of their control systems and highlighting any weaknesses. Regional management, the Audit Committee and the Board review the results of this confirmation.

The Chief Executive and the Chief Financial Officer undertake a review of the quality and timeliness of disclosures that includes formal annual meetings with the operating company or regional chief executives and the Disclosure Committee.

The Group Internal Audit Department, reporting directly to the Audit Committee, undertakes periodic examination of business processes on a risk basis and reports on controls throughout the Group.

Reports from the external auditors, Deloitte & Touche LLP, on certain internal controls and relevant financial reporting matters, are presented to the Audit Committee and management.

Review of Effectiveness
The directors, the Chief Executive and the Chief Financial Officer consider that any controls and procedures, no matter how well designed and operated, can provide only reasonable and not absolute assurance of achieving the desired control objectives. The Group’s management is required to apply judgement in evaluating the risks facing the Group in achieving its objectives, in determining the risks that are considered acceptable to bear, in assessing the likelihood of the risks concerned materialising, in identifying the company’s ability to reduce the incidence and impact on the business of risks that do materialise and in ensuring the costs of operating particular controls are proportionate to the benefit.

The directors, the Chief Executive and the Chief Financial Officer confirm that they have reviewed the effectiveness of the system of internal control and the disclosure controls and procedures through the monitoring process set out above, which as noted separately on page 55 does not include any statement of compliance with section 404 of the Sarbanes-Oxley Act, and are not aware of any significant weakness or deficiency in the Group’s system of internal control. The directors, the Chief Executive and the Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures and, based on that evaluation, have concluded that the disclosure controls and procedures are effective as at the end of the period covered by this Annual Report.

During the period covered by this Annual Report, there were no changes in the Company’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of the internal controls over financial reporting.

Relations with Shareholders
The Company is committed to communicating its strategy and activities clearly to its shareholders and, to that end, maintains an active dialogue with investors through a planned programme of investor relations activities. The investor relations programme includes formal presentations of full year and interim results and quarterly statements on key performance indicators. The Company holds briefing meetings with its major institutional shareholders in the UK, the US and in Continental Europe, after the interim results and preliminary announcement, to ensure that the investing community receives a balanced and complete view of the Group’s performance and the issues faced by the Group. Telecommunications analysts are invited to presentations of the financial results and senior executives across the business attend relevant meetings and conferences throughout the year. During the year, the Company hosts investors and analysts sessions at which senior management from its largest operating subsidiaries, its largest joint venture and certain associated undertakings deliver presentations which provide an overview of each of the individual businesses. The Company, through its Investor Relations team, responds to enquiries from shareholders. The Chief Executive and the Chief Financial Officer meet regularly with institutional investors and analysts, who also have access to the Chairman if they so require, to discuss business performance.

The principal communication with private investors is through the provision of the Annual Review and Summary Financial Statement, the interim results and the AGM, an occasion which is attended by all the Company’s directors and at which all shareholders present are given the opportunity to question the Chairman and the Board as well as the Chairmen of the Audit, Remuneration and Nominations and Governance Committees. A summary presentation of results and development plans is also given by the Chairman at the AGM before dealing with the formal business of the meeting. The AGM is broadcast live on the Group’s website, www.vodafone.com, and a recording of the webcast can subsequently be viewed on the website. All substantive resolutions at the Company’s AGMs are decided on a poll. The poll is conducted by the Company’s Registrars and scrutinised by Electoral Reform Services. The proxy votes cast in relation to all resolutions are disclosed to those in attendance at the meeting and the results of the poll are published on the Company’s website and announced via the regulatory news service. Financial and other information is made available on the Company’s website, www.vodafone.com, which is regularly updated.

Political Donations
At the AGM on 26 July 2005, the Board sought and obtained shareholders’ approval to enable the Group to make donations to EU Political Organisations or incur EU Political Expenditure, under the relevant provisions of the Political Parties, Elections and Referendums Act 2000 (“the Act”). The approval given restricted such expenditure to an aggregate limit of £100,000 in the period of 12 months following the date of the AGM.

The Group has made no political donations during the year.

At this year’s AGM, to be held on 25 July 2006, the directors propose to seek a renewal of shareholders’ approval for a period of three years (until the AGM in 2009). The amount of the approval for each year until the AGM in 2009 will again be restricted to an aggregate amount of £100,000 (£50,000 in respect of donations to EU Political Organisations and £50,000 in respect of EU Political Expenditure).

Although the directors are seeking shareholders’ approval for the next three years, as with previous annual approvals, the Group has no intention of changing its current policy and practice of not making political donations and will not do so without the specific endorsement of shareholders. The Board seeks the approval on a precautionary basis, to avoid any possibility of unintentionally breaching the Act.

Directors’ Indemnities
The Companies (Audit Investigations and Community Enterprise) Act 2004 came into force on 6 April 2005 and, amongst other things, changed the provisions of Section 310 of the Companies Act 1985 to give companies the power to extend indemnities to directors against liability to third parties (excluding criminal and regulatory penalties) and to pay directors’ legal costs as incurred provided that they are reimbursed to the Company if the individual is convicted or, in an action brought by the Company, judgment is given against the director. Accordingly, the Company sought and obtained

56	Vodafone Group Plc Annual Report 2006

Back to Contents

Governance

shareholder approval at the AGM in July 2005 to amend its Memorandum and Articles of Association to give it authority to provide funding for directors’ defence costs. Following that approval, the Company indemnified its directors and will indemnify new directors to the extent permitted by legislation.

Auditors
Following a recommendation by the Audit Committee and, in accordance with section 384 of the Companies Act 1985, a resolution proposing the re-appointment of Deloitte & Touche LLP as auditors to the Company will be put to the AGM.

In their assessment of the independence of the auditors and in accordance with the US Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees”, the Audit Committee receives in writing details of relationships between Deloitte & Touche LLP and the Company that may have a bearing on their independence and receives confirmation that they are independent of the Company within the meaning of the securities laws administered by the SEC.

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

During the year, Deloitte & Touche LLP and its affiliates charged the Group’s subsidiary undertakings £4 million (2005: £4 million) for audit services and a further £4 million (2005: £3 million) for non-audit assignments. An analysis of these fees can be found in note 4 to the Consolidated Financial Statements.

Report from the Audit Committee
The composition of the Audit Committee is shown in the table on page 54 and its terms of reference are discussed under “Committees of the Board – The Audit Committee”.

During the year ended 31 March 2006, the principal activities of the Committee were as follows:

Financial statements
The Committee considered reports from the Chief Financial Officer and the Group Financial Controller on the half-year and annual financial statements. It also considered reports from the external auditors, Deloitte & Touche LLP, on the scope and outcome of the annual audit.

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

Dr Michael Boskin
On behalf of the Audit Committee

Vodafone Group Plc Annual Report 2006	57

Back to Contents

Employees

Vodafone employs approximately 60,000 people worldwide, with a goal to recruit, develop and retain the most talented, motivated people that are well aligned with the Vodafone brand essence. The Company aims to do this by providing a good, safe working environment, treating people with respect and offering attractive incentives and opportunities. Training and development programmes help employees to develop their skills and experience and to reach their full potential, benefiting themselves and the Company.

Employee Involvement
The Board’s aim is to ensure that Vodafone people understand the Group’s strategic goals and the mutual obligations of working in a high performing, values-based organisation.

Vodafone’s values continue to provide a common way of doing things and are implicit in all that the Group does for and with its shareholders, customers and employees. During the year, Vodafone launched a major employee engagement initiative to bring alive the essence of the Vodafone brand. ‘Red, Rock Solid, Restless’ is the cornerstone to changing the culture of the Group by inspiring the behaviour of employees in their interactions with customers and other stakeholders.

The Board places a high priority on effective employee communications to create a dialogue with the Group’s people. In addition to the more traditional channels, the Group increasingly uses its own products and services, such as SMS and audio based messaging, and is currently trialling 3G video based internal communications media in some local markets. This is the natural next step in the evolution of VTV, the Group’s successful intranet based business television service.

The Chief Executive and other members of the executive management team continue to host the “Talkabout” programme, which aims to visit each of the Group’s local operating companies every year. In the “Talkabout” sessions, the executive team use the opportunity to discuss the Group’s strategic goals with as wide an audience of Vodafone people as possible, listening to their views and talking about the issues that matter most to them, as well as exchanging ideas about how Vodafone can serve its customers as a single, global team.

All of these initiatives are supported and enhanced by a comprehensive range of award winning in-house publications for effectively sharing information with employees on key performance indicators for the business. The Vodafone intranet was recently included by Nielsen Norman Research in their authoritative list as one of the ten best intranets in the world.

Vodafone’s success is driven by the passion and effort of the Group’s employees. In return, Vodafone values employees’ opinions on improving the performance of the Group. Within European subsidiaries, employee representatives meet annually with members of the executive management team in the Vodafone European Employee Consultative Council to discuss the performance and prospects of the Group and significant trans-national issues.

In 2005, Vodafone carried out its second biennial Employee Survey to measure the levels of employee satisfaction and engagement. 89% of employees from 17 countries, including Japan, took part to inform the Company on its progression on the key issues highlighted by the first survey in 2003.

The results showed that Vodafone employees had responded more positively in 2005 than in 2003. Specific results indicated that the overwhelming majority of employees are proud to work for Vodafone, understand the importance of Vodafone’s values, know the results expected of them in their jobs and have a good understanding of Vodafone’s strategic goals and priorities. The number of employees agreeing with the statement “I am proud to work for Vodafone” was equal to the high performance norm for companies on the Fortune list of “Most Admired Companies”.

Vodafone is focused on continually improving and, as a result, the Company has identified three areas to be addressed through co-ordinated global and local action:

•	To take a genuine interest in employees and their development, by taking a more proactive approach to developing employees, with a specific emphasis on coaching and feedback. This area will be supported by the global launch of a performance management process in the next financial year and the launch of selected functional ‘Academies’ which focus on the professional and skills development offered to employees;

•	To improve the Group’s understanding of the underlying customer focus issues in each market and identify improvements in the service offered. Meeting customers’ requirements remains at the heart of the business and will continue to differentiate Vodafone from our competition; and

•	To develop practical global frameworks and guidelines to help employees effectively manage change within the business.

The next Employee Survey is scheduled to take place in the 2007 financial year.

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

Equal Opportunities
Vodafone does not condone unfair treatment of any kind and operates an equal opportunities policy for all aspects of employment and advancement, regardless of race, nationality, sex, age, marital status, disability or religious or political belief. In practice, this means that the Group is able to select the best people available for positions on the basis of merit and capability, making the most effective use of the talents and experience of people in the business, providing them with the opportunity to develop and realise their potential.

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

Health, Safety and Wellbeing
The health, safety and wellbeing of the Group’s customers, employees and others who could be affected by its activities are of paramount importance to Vodafone and the Group applies rigorous standards to all of its operations.

The health and safety management in each operating company is audited annually and the results are submitted in a report for discussion by the Board. The Group’s annual global health and safety audit has shown a consistent rise in scores every year since inception in 2002. New standards, policies and a health and safety management system have been implemented, with an increase in consultation, participation and best practice sharing by health and safety professionals from the operating companies. These will be further developed in the next financial year.

58	Vodafone Group Plc Annual Report 2006

Back to Contents

Governance

Corporate Responsibility and Environmental Issues

Corporate Responsibility
Vodafone sees corporate responsibility (“CR”) as the process of understanding the expectations of stakeholders in the Group and taking appropriate action to meet those expectations where they are realistic and legitimate. Stakeholders include customers, investors, employees, suppliers, the communities where the Group operates and where networks are based, governments and regulators and representatives of civil society.

CR is relevant across all aspects of business strategy and is encapsulated in the Group’s strategic goal of being a responsible business. The Executive Committee, chaired by the Chief Executive, receives regular information on CR and the Director of Corporate Responsibility provides an annual report to the Board. All mobile operating companies have a representative on their management boards with responsibility for CR. For purposes of this section of the Annual Report, all mobile operating companies refers to the Group’s mobile operating subsidiaries and the Group’s joint venture in Italy, with the exception of the newly acquired operations in Czech Republic and Romania and the Swedish operations which were disposed of in the year. The CR impact of the Japanese operations has been included in the information presented in this section, reflecting the Group’s responsibility for its impact throughout the 2006 financial year. Systems for data collection on corporate responsibility and environmental issues are being put in place for the 2007 financial year for the Czech Republic and Romania.

CR is at the heart of Vodafone’s values and is clearly linked to one of the Group’s four passions, Passion for the world around us. Vodafone’s approach to business is underpinned by the Business Principles which cover, amongst other things, environment, employees, individual conduct and community and society. The Business Principles are available on www.vodafone.com/responsibility/businessprinciples and are communicated to employees in a number of ways, including induction processes, websites and briefings. In the 2006 financial year, CR matters were included within the Group’s development programme for directors and senior managers.

Vodafone aims to integrate CR into the business and this is being reflected in governance, policy, process and reporting. For example, CR is integrated into Vodafone’s risk management processes such as the formal annual confirmation provided by each mobile operating company detailing the operation of their controls system, as outlined on page 55.

CR performance is closely monitored and reports are provided to most mobile operating company boards on a regular basis. This has driven demonstrable performance improvement and is valuable in benchmarking.

These processes are supported by stakeholder engagement, which seeks to provide a clear understanding of expectations of performance. The Group engages with stakeholders in a variety of different ways. For example, during the financial year, meetings relating to CR issues were held with 15 investors; a quantitative perception survey was carried out with 146 opinion leaders (including academics, non governmental organisations and policy makers) in 11 European countries and face to face meetings were held with non governmental organisations and opinion formers. This process of stakeholder engagement helps to ensure Vodafone is aware of the issues relevant to the business and that it is focused on the priority areas. This is covered in more detail in the Company’s CR Report for the 2006 financial year, which can be found at www.vodafone.com/responsibility.

Vodafone has maintained last year’s level of independent assessment and assurance of the CR programme and performance data. The scope of work for the Group’s auditors includes a review of certain environmental, community and health and safety performance data across the business, the progress achieved against commitments set in the 2005 financial year, as well as to review the management and reporting of CR matters against the requirements of the assurance standard AA1000 AS, issued by AccountAbility. This identifies, in all material respects, whether reporting reflects the material CR issues of the Group as defined by the standard, whether processes are in place to ensure a complete understanding of the issues, and whether Vodafone is responding adequately to identified stakeholders’ expectations. The assurance statement is published in the Company’s CR Report.

Over the last year, progress has been made in responding to the Group’s stakeholders’ expectations. The most significant developments are summarised below and further details are provided in the Company’s CR Report and on www.vodafone.com/responsibility. In addition to the Company’s CR Report, ten mobile operating subsidiaries have produced their own CR reports.

Vodafone is included in the FTSE4Good and Dow Jones Sustainability Index.

Socially inclusive products
Vodafone is working to improve people’s access to mobile communications and is developing products and services that support health and personal security and use secure mobile messaging to facilitate micro-finance in developing countries. In February 2006, Vodafone announced a commitment of £5 million over a period of four years to the Group’s Social Investment Fund. The fund facilitates the development of commercially viable products and services with high social value, particularly those that increase accessibility. Examples of initiatives during the year include:

•	The Vodafone Speaking Phone with screen reader software for the blind and visually impaired, has been fully launched in six markets and test launched in one other. An assessment of the availability of handsets with accessibility features and an investigation into the compatibility of hearing aids and mobile phones have been completed.

•	A mobile micro-finance platform called M-pesa has been trialled in Kenya, with support from the UK Department for International Development. The payment platform is being used to enable customers without local bank infrastructure to move money between accounts and to make remittances.

Parental controls
Two mobile operating companies have implemented parental control tools to enable customers to protect their children by restricting access to adult oriented wap and internet sites. A further three mobile operating companies have launched access controls for Vodafone live!

Group guidelines on premium rate subscription services have been developed. The guidelines recommend that mobile operating companies require providers of premium rate subscription services to advertise clearly and send a confirmation text to customers when they sign up explaining applicable charges and clearly stating how to opt out.

Earning the trust of customers
Vodafone values its long-term reputation with customers. Several issues are key to maintaining customers’ trust, including the clarity of the pricing, marketing communications and the way Vodafone handles the confidentiality of customers’ communications and personal information.

During the year, two major initiatives that provide clearer and easier to understand costs for customers were launched:

•	Vodafone Passport offers clearer pricing for international roaming, with a one off connection fee per call. Vodafone Passport won the 2006 GSM Association award for ‘Best Roaming Product or Service’. To date, over 6 million customers have subscribed to Vodafone Passport.

•	For the Vodafone Mobile Connect data card tariffs, which offer high speed internet connection to laptops, a monthly roaming bundle was developed to make roaming costs more predictable.

In November 2005, Vodafone adopted a group wide privacy policy that covers the collection, storage and use of our customers’ personal information. The policy is overseen by a Privacy Steering Group, a cross functional body made up of senior management, and requires the appointment of a Privacy Officer by each Vodafone mobile operating company with day-to-day responsibility for compliance. An overview of Vodafone’s Privacy Policy is available at www.vodafone.com/responsibility.

The programme of responsible marketing and advertising continued, shifting the focus from control to awareness raising. Upheld complaints received by advertising regulatory bodies were monitored throughout the markets. Most of these related to price claims and clarity.

Supply chain
The Group continues to implement Vodafone’s Code of Ethical Purchasing (“CEP”), which sets out environmental and labour standards for suppliers.

•	Corporate responsibility is one of six pillars in Vodafone’s overall Supplier Performance Management system.

•	Over 80% of purchasing managers and staff from across the Group have received training on the CEP.

•	A risk based approach has been introduced across the Group to prioritise which suppliers require further assessment for compliance against the CEP. In the 2006 financial year, over 600 suppliers have been reviewed for risk and over 80 suppliers have completed a self assessment process. 15 site evaluations have been completed.

Vodafone continues to work with other information and communication technology companies to develop a common approach to managing CR in the supply chain.

Vodafone Group Plc Annual Report 2006	59

Back to Contents

Corporate Responsibility and Environmental Issues
continued

Socio-economic potential of mobiles
Following on from research published in the 2005 financial year on the broader impact of mobile telecommunications in Africa, the Group commissioned and published research into the impact of mobile phones in healthcare. The study demonstrated how existing voice and text message applications could increase productivity, improve patient health and enable greater access to health services in the developed and developing world. Further information is available at www.vodafone.com/healthcare.

Social investment
The Vodafone Group Foundation and family of local foundations have continued to implement a programme of grant making activity. In the 2006 financial year, the process of establishing new local foundations in the Czech Republic and Albania was initiated.

During the year ended 31 March 2006, the Company made cash charitable donations of £24.0 million to The Vodafone Group Foundation. In addition, Group operating companies donated a further £10.0 million to local Vodafone Foundations and a further £6.9 million directly to a variety of causes. These donations total £40.9 million and include donations of £2.5 million made as required by the terms of certain network operating licences. More details regarding the activities of The Vodafone Group Foundation and local Vodafone Foundations can be found in the Company’s CR Report for the 2006 financial year.

Environmental Issues
The Group continues to monitor and manage the impact of its activities on the environment and is committed to minimising adverse impacts in an appropriate manner. Over the last 12 months, progress has been made across a series of projects that address environmental issues, including mobile phones, masts and health; responsible network deployment; energy use and efficiency; and the reuse and recycling of equipment.

Mobile phones, masts and health
Vodafone supports research, aligned to World Health Organisation (“WHO”) priorities, to resolve scientific uncertainty relating to mobile phones, masts and health, and is committed to reducing public concern by making objective information widely available to stakeholders and by engaging in open, transparent dialogue.

In the 2006 financial year, the Group engaged with a wide range of external and internal stakeholders through surveys, guidelines (consistent with WHO advice), Vodafone websites and other existing forms of communications, to promote a consistent and high level of understanding on the subject. Vodafone also led the industry on the introduction of bodyworn testing of all handsets sold in Europe. This involves testing exposure to RF (Radio Frequency) fields not only to the head but to other parts of the body.

Please also refer to note 31 to the Consolidated Financial Statements for further information.

Responsible network deployment
Vodafone’s mobile services rely on a network of base stations that transmit and receive calls. The Group recognises that network roll out can cause concern to communities, usually about the visual impact of base stations or health issues concerning RF fields. This year, Vodafone was found in breach of planning regulations relating to 46 mast sitings. Fines levied by regulatory bodies or Courts in relation to offences under environmental law or regulations were approximately £63,000. To address these challenges, Vodafone began implementing a Group policy and guidelines on responsible network deployment. These set out consistent standards for all mobile operating companies on legal compliance, environmental impact, RF emissions, site planning and selection, communication and consultation, and landlord relationships.

Energy use and efficiency
A consequence of the Group’s business growth is increasing energy demand to run the network. This is Vodafone’s most significant environmental impact and limiting the Group’s contribution to climate change is a priority. In partnership with equipment manufacturers, Vodafone is improving the energy efficiency of the network so that data and voice can be transmitted with greater efficiency. In the 2006 financial year:

•	Energy use increased 23% to 3,198 GWh, equating to 1.31 million tonnes of carbon dioxide.

•	There has been a 22% increase from the previous year in the amount of renewable energy used by the Group and this has resulted in 12% of total grid energy being sourced from renewables. Vodafone has also trialled onsite renewable energy technologies including the use of hydrogen fuel cells, wind generators and solar power.

Reuse and recycling
Mobile phones, accessories and the networks on which they operate require upgrading, replacement and decommissioning. Whilst Vodafone does not manufacture mobile phones or equipment, the Group is committed to working closely with suppliers to improve the sustainability of mobiles and network equipment. Waste management involves minimisation, reuse and recycling before waste disposal. The following were achieved during the year:

•	1.37 million phones have been collected for reuse and recycling and collection programmes are in place in 15 mobile operating companies.

•	Initiatives have been launched to raise awareness and encourage recycling. These include offering incentives for customers and promoting handset recycling with corporate customers and employees.

•	97% of network equipment waste was sent for reuse or recycling.

Environmental Performance Indicators
	2006	(1)	2005	(1)

Number of mobile operating subsidiaries undertaking independent RF field monitoring	15		14
Total energy use (GWh) (direct and indirect)	3,198		2,600
Total carbon dioxide emissions (millions of tonnes)	1.31		1.2
% of energy sourced from renewables	12		11
Number of phones collected for reuse and
recycling (million)	1.37		1.27
% network equipment waste sent for reuse or recycling	97		96

Note:
(1)	These performance indicators were calculated using actual or estimated data collected by the Group’s mobile operating companies. The data is sourced from invoices, purchasing requisitions, direct data measurement and estimations where required. The carbon dioxide emissions figure is calculated using the Kwh/CO2 conversion factor for the electricity provided by the national grid and for other energy sources in each operating company. The data collection and reporting process is within the assurance undertaken by Deloitte & Touche LLP on the Company’s CR Report. The data for the 2005 financial year excludes newly acquired operations in the Czech Republic and Romania and operations in Sweden that were sold during 2006. It includes the Group’s joint venture in Italy and the discontinued operation in Japan.

60	Vodafone Group Plc Annual Report 2006

Back to Contents

Governance

Board’s Report to Shareholders on Directors’ Remuneration

Dear Shareholder
Since the introduction of the current Executive Remuneration Policy in 2002 (the “Policy”), the Remuneration Committee has conducted annual reviews to ensure that the Policy continues to serve the Company and shareholders. Following my appointment as Chairman of the Committee, we have undertaken a review again this year.

As a result of this year’s review, the Remuneration Committee has concluded that the existing Policy remains appropriate but wishes to make three minor changes. These are as follows:

•	the deferred bonus scheme will be extended to members of the Executive Committee based outside of the UK, and the mechanics amended in light of recent US tax legislation;

•	we have considered the weighting of performance shares and options within our long term incentives, and will place a greater weighting on performance shares for 2006 awards, thus increasing the emphasis on total shareholder return performance; and

•	dividends will be accrued on performance shares awarded from 2006 and transferred as shares on the vesting of awards, to increase the alignment of executive and shareholder interests.

The key principles of the Policy, which are being maintained, are:

•	the expected value of total remuneration will be benchmarked against the relevant market;

•	a high proportion of total remuneration will be delivered through performance related payments;

•	performance measures will be balanced between absolute financial measures and sector comparative measures to achieve maximum alignment between executive and shareholder objectives;

•	the majority of performance related remuneration will be provided in the form of equity; and

•	share ownership requirements will be applied to executive directors.

The Committee continues to monitor how well incentive awards made in previous years align with the Company’s performance. The Policy continues to work well and forecast rewards are commensurate with actual performance. I am confident that the Policy continues to align executives’ interests with the interests of shareholders, whilst enabling the Company to engage a high calibre team to successfully lead the Company. I hope that we receive your support at the AGM on 25 July 2006.

Luc Vandevelde
Chairman of the Remuneration Committee
30 May 2006

Remuneration Committee
The Remuneration Committee is comprised to exercise independent judgement and consists only of independent non-executive directors. Luc Vandevelde (Chairman), Sir John Bond, Dr Michael Boskin and Professor Jürgen Schrempp continue as members. Philip Yea joined the Committee on 1 January 2006. The Chief Executive and Chairman are invited to attend meetings of the Remuneration Committee, other than when their own remuneration is being discussed.

The Remuneration Committee met on five occasions during the year. The Committee appointed and received advice from Towers Perrin (market data and advice on market practice and governance) and Kepler Associates (performance analysis and advice on performance measures and market practice) and received advice from the Group Human Resources Director and the Group Compensation and Benefits Director. The advisers also provided advice to the Company on general human resource and compensation related matters.

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

The total remuneration will be benchmarked against the relevant market. Vodafone is one of the largest companies in Europe and is a global business; Vodafone’s policy will be to provide executive directors with remuneration generally at levels that are competitive with the largest companies in Europe. A high proportion of the total remuneration will be awarded through performance related remuneration, with phased delivery over the short, medium and long term. For executive directors, approximately 80% of the total expected remuneration will be performance related. Performance measures will be balanced between absolute financial measures and sector comparative measures to achieve maximum alignment between executive and shareholder objectives.

All medium and long term incentives are delivered in the form of Vodafone shares and options. Executive directors are required to comply with share ownership guidelines.

The structure of remuneration for executive directors under the Policy (excluding pensions) is illustrated below:

The Policy’s key objective is to ensure that there is a strong linkage between pay and performance. This is achieved by approximately 80% of the total package (excluding pensions) being delivered through performance-linked short, medium and long term incentive plans. Therefore, the only guaranteed payment to executive directors is their base salary.

The Remuneration Committee selects performance measures for incentive plans that provide the greatest degree of alignment with the Company’s strategic goals and that are clear and transparent to both directors and shareholders. The performance measures adopted incentivise both operational performance and share price growth.

Vodafone Group Plc Annual Report 2006	61

Back to Contents

Board’s Report to Shareholders on Directors’ Remuneration
continued

Each element of the reward package focuses on supporting different Company objectives, which are illustrated below:

		Purpose		Performance Measure(s)

Base salary	•	Reflects competitive market	•	Individual contribution
level, role and individual
achievement

Annual	•	Motivates achievement of	•	Adjusted operating profit
deferred		annual business KPIs	•	Free cash flow
share bonus	•	Provides incentive to co-invest	•	Total service revenue
	•	Motivates achievement of	•	Customer satisfaction
		medium term KPIs	•	Adjusted EPS growth on share
	•	Aligns with shareholders		deferral

Share options	•	Incentivise earnings growth	•	Adjusted EPS growth
and share price growth
	•	Aligns with shareholders

Performance	•	Incentivise share price and	•	Relative Total Shareholder
shares		dividend growth		Return (“TSR”)
	•	Aligns with shareholders

The principles of the Policy are cascaded, where appropriate, to executives below Board level as set out below:

Cascade of policy to Executive Committee

Base salary	Set against national market

Annual Deferred	Target bonus level competitive in local market,
Share Bonus	payout conditional on business performance
relevant to individual executive

Opportunity to defer bonus to be extended to
Executive Committee members based overseas
in 2006

Long Term Incentive	Annual awards of performance shares and share
options with performance conditions

Report on Executive Directors’ Remuneration for the 2006
Financial Year and Subsequent Periods
Total remuneration levels
In accordance with the Policy, the Company benchmarks total remuneration levels against other large European domiciled companies, using externally provided pay data. Total remuneration for these purposes means the sum of base salary and short, medium and long term incentives. The European focus was selected because Europe continues to be Vodafone’s major market and the Company is one of the top ten companies in Europe by market capitalisation. The competitive data is used as one input to determine the remuneration level of the Chief Executive and Board. The Committee also takes into account other factors, including personal and Company performance, in determining the target remuneration level.

Components of executive directors’ remuneration
Executive directors receive base salary, short and medium term incentive (annual deferred share bonus), long term incentives (performance shares and share options) and pension benefits. Vesting of all incentives is dependent on the achievement of performance targets that are set by the Remuneration Committee prior to the awards being granted.

Base salary
Salaries are reviewed annually and adjustments may be made to reflect competitive national pay levels, the prevailing level of salary reviews of employees within the Group, changes in responsibilities and Group and individual performance. External remuneration consultants provide data about market salary levels and advise the Committee accordingly. Pension entitlements are based only on base salary.

Incentive awards
Short and medium term incentive: annual deferred share bonus
The purpose of the annual deferred share bonus is to focus and motivate executive directors to achieve annual business KPIs that will further the Company’s medium term objectives. Awards made in July 2003 under the Vodafone Group Short Term Incentive Plan (“STIP”) vested in July 2005. Details of STIP awards are given in the table on page 66.

The Company has reviewed the current STIP in light of changes to US tax legislation and will make future awards under the Vodafone Global Incentive Plan Rules approved by shareholders in 2005. This will enable the plan to be operated for members of the Executive Committee based overseas. Whilst the mechanics of the plan will change, the quantum of awards will remain the same.

The STIP comprises two elements: a base award and an enhancement award. Release of both elements after three years is dependent upon the continued employment of the participant.

Base award
The base award is earned by achievement of one year KPI linked performance targets and is delivered in the form of shares. The target base award level for the 2006 financial year was 100% of salary with a maximum of 200% of salary available for exceptional performance. From 2006, the base award will be deferred into shares, net of tax.

The Remuneration Committee reviews and sets the base award performance targets on an annual basis, taking into account business strategy. The performance measures for the 2006 financial year relate to adjusted operating profit, total service revenue, free cash flow and customer delight. Each element is weighted according to the responsibilities of the relevant director. For the Chief Executive, in the 2006 financial year, the adjusted operating profit target was 30% of the total, total service revenue 35%, free cash flow 20% and customer satisfaction 15%, and the payout achieved was 118.7%. The targets are not disclosed, as they are commercially sensitive. For the 2007 financial year, no changes will be made to the performance measures or weightings. More information on Company performance against KPIs in the 2006 financial year can be found in “Key Performance Indicators” on page 29.

The Group may, at its discretion, pay a cash sum of up to the value of the base award in the event that an executive director declines the share award. In these circumstances, the executive director will not be eligible to receive the enhancement award or any cash alternative.

Enhancement award
An enhancement award of 50% of the number of shares comprised in the pre-tax base award is earned by achievement of a subsequent two year EPS performance target following the initial twelve month period. For awards made in the 2006 financial year, which will vest in July 2007, the performance measure related to growth in adjusted EPS. Three quarters of the enhancement award will vest for achievement of EPS growth of 11% rising to full vesting for achievement of EPS growth of 16% over the two year performance period.

Long term incentives
Awards of performance shares and share options were made to executive directors following the 2005 AGM on 26 July 2005. The awards for the 2006 financial year will be also be made following the AGM.

Awards in the 2006 financial year were made under the Vodafone Group Plc 1999 Long Term Stock Incentive Plan. Awards of performance shares and options in the 2007 financial year will be made under the Vodafone Global Incentive Plan.

Awards are delivered in the form of ordinary shares of the Company. All awards are made under plans that incorporate dilution limits as set out in the Guidelines for Share Incentive Schemes published by the Association of British Insurers. The current estimated dilution from subsisting awards, including executive and all-employee share awards, is approximately 2.6% of the Company’s share capital at 31 March 2006 (2.4% as at 31 March 2005).

Performance shares
Performance shares are awarded annually to executive directors. Vesting of the performance shares depends upon the Company’s relative TSR performance. TSR measures the change in value of a share and reinvested dividends over the period of measurement. The Company’s TSR performance is compared to that of other companies in the FTSE Global Telecommunications index as at the date of grant, over a three-year performance period.

In the 2006 financial year, the Chief Executive received an award of performance shares with a face value of two times base salary; the Deputy Chief Executive and other executive directors one and a half times their base salary.

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

62	Vodafone Group Plc Annual Report 2006

Back to Contents

Governance

For awards made in the 2007 financial year, dividend equivalents will be awarded at vesting. Initial award levels will be adjusted to take into account the increased expected value of awards and the proportion of dividend equivalents transferred will reflect TSR performance achievement.

Previously disclosed performance share awards granted in the 2003 financial year vested in the 2006 financial year. Details are given in the table on page 67.

Share options
Share options are granted annually to executive directors. The exercise of share options is subject to the achievement of a performance condition set prior to grant. The Remuneration Committee determined that the most appropriate performance measure for awards relating to the 2006 financial year was absolute growth in adjusted EPS. One quarter of the option award will vest for achievement of EPS growth of 8% p.a. rising to full vesting for achievement of EPS growth of 16% p.a. over the performance period. In setting this target the Remuneration Committee has taken the internal long range plan and market expectations into account. The Remuneration Committee has decided that for the 2007 financial year grants, the performance range will be 5% – 10% p.a. The following chart illustrates the basis on which share options granted in the 2006 financial year will vest:

Options have a ten year term and will vest after three years, subject to performance achievement. To the extent that the performance target is not met, the options will lapse. Re-testing of performance is not permitted.

The price at which shares can be acquired on option exercise will be no lower than the market value of the shares on the day prior to the date of grant of the options. Therefore, scheme participants only benefit if the share price increases and vesting conditions are achieved.

In July 2005, the Chief Executive received an award of options with a face value of six and a half times base salary; the Deputy Chief Executive and the other executive directors five times their base salary.

Illustration
To help shareholders understand the value of the package provided to the Chief Executive, the following illustration demonstrates that in order to gain value from the incentive plans, considerable shareholder value must be created.

For example, if the Company’s share price increases by over 50% from 127.0 pence to approximately 190.0 pence, the Company’s value increases by £42 billion, and there was a 50% vesting of long term incentives, the Chief Executive would have a pre-tax gain of approximately £4 million, representing less than a hundredth of 1% of the total increase in shareholder value.

Measurement of performance under IFRS
From 1 April 2005, the Company has prepared its financial statements under IFRS. The Remuneration Committee has reviewed the impact of the introduction of IFRS for incentive scheme purposes, to ensure that EPS performance achievement is measured on a consistent basis and that the introduction of the new standard does not advantage or disadvantage participants. For the schemes affected, EPS under IFRS is adjusted to reflect UK GAAP measurement so that performance may be measured on a consistent basis. In each case, an independent auditor is requested to review and verify the achievement level.

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

Pensions
The Chief Executive, Arun Sarin, is provided with a defined contribution pension arrangement to which the Company contributes 30% of his base salary. The contribution is currently held in a notional fund outside the Company pension scheme.

During the 2006 financial year, Sir Julian Horn-Smith, Peter Bamford, and Andy Halford, being UK based directors, were contributing members of the Vodafone Group Pension Scheme, which is a UK defined benefit scheme approved by the Inland Revenue. The scheme provides a benefit of two-thirds of pensionable salary after a minimum of 20 years’ service. The normal retirement age is 60, but directors may retire from age 55 with a pension proportionately reduced to account for their shorter service but with no actuarial reduction. Where directors’ benefit levels are restricted by Inland Revenue limits, the Company made contributions to the defined contribution Vodafone Group Funded Unapproved Retirement Benefit Scheme (“FURBS”).

Sir Julian Horn-Smith has elected to receive his pension from 6 April 2006, prior to his actual retirement from the Company, in accordance with the new UK pension rules effective from April 2006. Sir Julian is planning to retire at the end of the 2006 AGM and the Committee authorised a pension allowance of 30% of base salary for four months until he steps down from the Board.

Thomas Geitner is entitled to a defined benefit pension of 40% of salary from a normal retirement age of 60. On early retirement, the pension may be reduced if he has accrued less than 10 years of Board service.

All the plans referred to above provide benefits in the event of death in service.

Further details of the pension benefits earned by the directors in the year ended 31 March 2006 can be found on page 66. Liabilities in respect of the pension schemes in which the executive directors participate are funded to the extent described in note 25 to the Consolidated Financial Statements, “Post employment benefits”.

A-Day proposals
As a result of the new UK legislation affecting the taxation of pensions, the Company has reviewed the pension arrangements it provides to UK based executives. From April 2006, executives participating in UK pension arrangements may choose to continue membership of the Vodafone Group Pension Scheme or opt out and instead receive a non-pensionable cash allowance. Participation in an Inland Revenue approved defined contribution plan or a non-pensionable cash allowance will be provided in place of the current FURBS arrangement.

All-employee share incentive schemes
Global All Employee Share Plan
As in the 2005 financial year, the Remuneration Committee has approved that an award of shares based on the achievement of performance conditions be made to all employees in the Vodafone Group. The 2006 award will be made on 3 July 2006. These awards have a dilutive effect of approximately 0.03%.

Sharesave
The Vodafone Group 1998 Sharesave Scheme is an Inland Revenue approved scheme open to all UK permanent employees.

Vodafone Group Plc Annual Report 2006	63

Back to Contents

Board’s Report to Shareholders on Directors’ Remuneration
continued

The maximum that can be saved each month is £250 and savings plus interest may be used to acquire shares by exercising the related option. The options have been granted at up to a 20% discount to market value. UK based executive directors are eligible to participate in the scheme and details of their participation are given in the table on page 68.

Share Incentive Plan
The Vodafone Share Incentive Plan (“SIP”) is an Inland Revenue approved plan open to all UK permanent employees. Eligible employees may contribute up to £125 each month and the trustee of the plan uses the money to buy shares on their behalf. An equivalent number of shares is purchased with contributions from the employing company. UK based executive directors are eligible to participate in the SIP and details of their share interests under these plans are given in the table on page 69.

Non-executive directors’ remuneration
The remuneration of non-executive directors is periodically reviewed by the Board, excluding the non-executive directors. Basic fee levels were increased in April 2005 to reflect directors’ considerably increased workload and the increased complexity of managing an international group. The fees payable are as follows:

Fees payable from 1 April 2005
£’000

Chairman	510
Deputy Chairman and Senior Independent Director	130
Basic Non-Executive Director fee	95
Chairmanship of Audit Committee	20
Chairmanship of Remuneration Committee	15
Chairmanship of Nominations and Governance Committee	10

In addition, an allowance of £6,000 is payable each time a non-Europe based non-executive director is required to travel to attend Board and Committee meetings, to reflect the additional time commitment involved.

Details of each non-executive director’s remuneration are included in the table on page 65.

Non-executive directors do not participate in any incentive or benefit plans. The Company does not provide any contribution to their pension arrangements. The Chairman is entitled to the provision of a fully expensed car or car allowance.

Service contracts and appointments of directors
Executive directors
The Remuneration Committee has determined that, after an initial term that may be of up to two years’ duration, executive directors’ contracts should thereafter have rolling terms and be terminable on no more than one year’s notice. All current executive directors’ contracts have an indefinite term (to normal retirement date) and one year notice periods. No payments should normally be payable on termination other than the salary due for the notice period and such entitlements under incentive plans and benefits that are consistent with the terms of such plans.

All the UK based executive directors have, whilst in service, entitlement under a long term disability plan from which two-thirds of base salary, up to a maximum benefit determined by the insurer, would be provided until normal retirement date. In the event of disability, Thomas Geitner would receive his normal retirement pension based on his accrued service.

Sir Julian Horn-Smith
Sir Julian Horn-Smith, the Company’s Deputy Chief Executive, will retire from the Company following the AGM on 25 July 2006. Sir Julian will be entitled to subsisting awards, pro-rated for both time and performance, in accordance with the standard rules of each incentive plan in which he participates. Sir Julian will receive a pension in line with the standard rules of the plan in which he participates, described in more detail in “Pensions” on page 63. The Remuneration Committee agreed that he would be offered the opportunity to purchase his company car on leaving the Company. No severance payment will be payable to him.

Peter Bamford
Peter Bamford left the Company on 1 April 2006 and will receive salary and compensation for loss of office in accordance with his legal entitlement. The total payment is in the order of £1.25 million, including pension contribution. He will receive his annual bonus for the 2006 financial year and the Remuneration Committee has exercised discretion to allow him access to long term incentive awards, pro-rated for time and performance.

Fees retained for non-executive directorships in other companies
Some executive directors hold positions in other companies as non-executive directors. The fees received in respect of the 2006 financial year and retained by directors were as follows:

		Fees retained by the
		individual in the
	Company in which non-	2006 financial year
	executive directorship is held	£’000(1)

Arun Sarin	Bank of England	5.0
Thomas Geitner	Singulus Technologies AG	61.9
Sir Julian Horn-Smith(2)	Smiths Group plc	50.0
	LloydsTSB Group plc	74.0
	Sage Group plc	3.4
Ken Hydon(3)	Reckitt Benckiser plc	20.0
	Tesco PLC	18.5

Notes:
(1)	Fees were retained in accordance with Company policy.
(2)	An option over 400,000 shares was granted to Sir Julian in November 2005 by China Mobile (Hong Kong) Limited for his duties as non-executive director, which are held for the benefit of the Company and will lapse on his retirement.
(3)	Fees retained in the period to 26 July 2005.

Chairman and non-executive directors
In December 2005, the Company announced that Lord MacLaurin, the Company’s Chairman, will retire from the Company following the AGM on 25 July 2006. Lord MacLaurin will receive fees in accordance with his service contract until the end of the 2006 calendar year. The Company has entered into an agreement with Lord MacLaurin that he will provide advisory services to the Company for a period of three years following his retirement. During this period he will receive an annual fee of £125,000, which he has advised the Company he intends to donate to charity.

In December 2005, Sir John Bond accepted the invitation of the Board to be appointed as Chairman of the Company following the 2006 AGM. As Chairman, he will receive a fee of £475,000 per annum. The appointment is indefinite and may be terminated by either party on one year’s notice.

Non-executive directors, including the Deputy Chairman, are engaged on letters of appointment that set out their duties and responsibilities. The appointment of non-executive directors may be terminated without compensation.

The terms and conditions of appointment of non-executive directors are available for inspection by any person at the Company’s registered office during normal business hours and at the AGM (for 15 minutes prior to the meeting and during the meeting).

Philip Yea, Anne Lauvergeon and Tony Watson were appointed to the Board as non-executive directors with effect from 1 September 2005, 1 November 2005 and 1 May 2006 respectively, and hold office on the same terms as other non-executive directors.

TSR performance
The following chart shows the performance of the Company relative to the FTSE100 index and the FTSE Global Telecommunications index, which are the most relevant indices for the Company.

Graph provided by Towers Perrin and calculated according to a methodology that is compliant with the requirements of Schedule 7A of the Companies Act. Data Sources: FTSE and Datastream

Note: Performance of the Company shown by the graph is not indicative of vesting levels under the Company’s various incentive plans.

64	Vodafone Group Plc Annual Report 2006

Back to Contents

Governance

Audited Information
 Remuneration for the year ended 31 March 2006
The remuneration of the directors serving during the year ended 31 March 2006 was as follows:

	Salary/fees		Incentive schemes			Benefits			Total

	2006	2005	2006	(1)	2005	2006	(2)	2005	2006	2005
	£’000	£’000	£’000		£’000	£’000		£’000	£’000	£’000

Chairman
Lord MacLaurin	520	485	–		–	57		32	577	517
Deputy Chairman
Paul Hazen(3)	173	130	–		–	–		–	173	130
Chief Executive
Arun Sarin	1,254	1,175	1,424		1,148	54		183	2,732	2,506
Executive directors
Peter Bamford	804	771	908		663	48		37	1,760	1,471
Thomas Geitner	734	679	851		665	148		37	1,733	1,381
Andy Halford	342	–	396		–	16		–	754	–
Sir Julian Horn-Smith	1,022	970	1,169		966	48		34	2,239	1,970
Ken Hydon	253	779	264		776	91		30	608	1,585
Non-executive directors
Sir John Bond	95	21	–		–	–		–	95	21
Dr Michael Boskin(3)	144	85	–		–	–		–	144	85
Lord Broers	95	85	–		–	–		–	95	85
John Buchanan	95	85	–		–	–		–	95	85
Penny Hughes	100	95	–		–	–		–	100	95
Anne Lauvergeon	40	–	–		–	–		–	40	–
Sir David Scholey	32	85	–		–	–		–	32	85
Professor Jürgen Schrempp	95	85	–		–	–		–	95	85
Luc Vandevelde	105	85	–		–	–		–	105	85
Philip Yea	55	–	–		–	–		–	55	–
Former directors(4)	–	191	–		–	1,283		229	1,283	420

	5,958	5,806	5,012		4,218	1,745		582	12,715	10,606

Notes:
(1)	These figures are the cash equivalent value of the base share awards under the Vodafone Group Short Term Incentive Plan applicable to the year ended 31 March 2006. These awards are in relation to the performance achievements against targets in adjusted operating profit, total service revenue, free cash flow and customer delight for the 2006 financial year.
(2)	Benefits principally comprise cars and private health and disability insurance. Thomas Geitner relocated from Germany to the UK during the 2006 financial year. The benefits figure disclosed includes relocation expenses and a monthly allowance to reflect the higher cost of living in the UK.
(3)	Fees include allowances paid in respect of a non-executive director based outside of Europe to reflect the additional time commitment involved when required to travel to attend Board and Committee meetings.
(4)	Under the terms of an agreement, Sam Ginn, a former director of the Company, provides consultancy services to the Group and was entitled to certain benefits. The estimated value of the benefits received by him in the year to 31 March 2006 was £29,852. During the year, the agreement was terminated by mutual agreement. Mr Ginn received a payment of $2.23m (£1.25m) as compensation for benefits for the outstanding term.

The aggregate compensation paid by the Company to its collective senior management(1) for services for the year ended 31 March 2006, is set out below. The aggregate number of senior management as at 31 March 2006 was ten, the same number as at 31 March 2005.

	2006	2005
	£’000	£’000

Salaries and fees	4,555	2,972
Incentive schemes(2)	5,155	2,875
Benefits	3,125	1,066

	12,835	6,913

Notes:
(1)	Aggregate compensation for senior management is in respect of those individuals who were members of the Executive Committee during the year ended 31 March 2006, other than executive directors and reflects compensation paid from date of appointment to the Executive Committee, to 31 March 2006 or date of leaving, where applicable.
(2)	Comprises the incentive scheme information for senior management on an equivalent basis to that disclosed for directors in the table at the top of this page. Details of share incentives awarded to directors and senior management are included in footnotes to “Short term incentives” and “Long term incentives” on pages 66 and 67.

Vodafone Group Plc Annual Report 2006	65

Back to Contents

Board’s Report to Shareholders on Directors’ Remuneration
continued

Pensions
Pension benefits earned by the directors serving during the year ended 31 March 2006 were:

												Employer
											Transfer value	allocation/
									Change in transfer		of change in	contribution to
	Total accrued		Change in						value over year	Change in accrued	accrued benefit	to defined
	benefit at		accrued benefit		Transfer value at		Transfer value at		less member	benefit in excess	net of member	contribution
	31 March 2006	(1)	over the year	(1)	31 March 2005	(1)	31 March 2006	(2)	contributions	of inflation	contributions	plans
Name of Director	£’000		£’000		£’000		£’000		£’000	£’000	£’000	£’000

Arun Sarin	–		–		–		–		–	–	–	360.0
Peter Bamford	30.8		3.5		348.8		529.9		177.4	2.8	44.2	202.4
Thomas Geitner	115.8		23.1		1,163.2		1,971.4		808.2	20.6	350.7	–
Andy Halford	13.3		2.3		110.1		182.8		69.0	2.0	23.7	73.6
Sir Julian Horn-Smith	605.2		57.1		9,090.3		13,231.0		4,106.2	42.3	890.0	–
Ken Hydon(3)	516.6		10.4		10,241.1		12,637.2		2,396.1	–	–	79.2

Notes:
(1)	The accrued pension benefits earned by the directors are those which would be paid annually on retirement, based on service to the end of the year, at the normal retirement age. The increase in accrued pension excludes any increase for inflation.
(2)	The transfer values have been calculated on the basis of actuarial advice in accordance with the Faculty and Institute of Actuaries’ Guidance Note GN11. No director elected to pay additional voluntary contributions. The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the pension scheme.
(3)	Ken Hydon reached 60 years of age on 3 November 2004 and retired from the Company following the AGM on 26 July 2005. In accordance with the standard rules of the scheme, he received an immediate pension based on his accrued benefit without actuarial reduction or any enhancement. From 1 December 2004, Ken Hydon accrued a cash allowance equivalent to 30% of his base salary, which ceased on leaving the Company.

In respect of senior management, the Group has made aggregate contributions of £829,582 into pension schemes. The Company’s proposals in light of the changes in pension legislation are detailed under “Pensions” on page 63.

Directors’ interests in the shares of the Company
Short term incentives
Conditional awards of ordinary shares made to executive directors under the STIP, and dividends on those shares paid under the terms of the Company’s scrip dividend scheme and dividend reinvestment plan, are shown below. STIP shares which vested and were sold or transferred during the year ended 31 March 2006 are also shown below.

		Shares conditionally			Shares conditionally
		awarded during the			awarded during the year
	Total interest	year as base award			as enhancement shares			Shares sold or transferred
	in STIP at	in respect of STIP awards			in respect of STIP awards			during the year in respect
	1 April 2005	for the 2005 financial year			for the 2005 financial year			of the 2003 financial year		(1)	Total interest in STIP as at 31 March 2006

			Value at			Value at			In respect of		Number	Number of
	Total number		date of award	(2)(3)		date of award	((3)	In respect of	enhancement		of base	enhancement	Total value	(4)
	of shares	Number	£’000		Number	£’000		base awards	shares		award shares	shares	£’000

Arun Sarin	1,520,600	840,498	1,148		420,249	574		–	–		1,854,231	927,116	3,352
Peter Bamford	1,958,447	–	–		–	–		704,311	352,155		601,320	300,661	1,087
Thomas Geitner	329,205	285,453	390		142,726	195		219,470	109,735		285,453	142,726	516
Andy Halford	565,211	–	–		–	–		181,941	90,971		194,866	97,433	352
Sir Julian Horn-Smith	1,324,070	–	–		–	–		882,713	441,357		–	–	–
Ken Hydon	1,081,324	–	–		–	–		720,883	360,441		–	–	–

Notes:
(1)	Shares in respect of the STIP awards for the 2003 financial year were transferred on 1 July 2005.
(2)	Previously disclosed within directors’ emoluments for the year ended 31 March 2005.
(3)	Value at date of award is based on the price of the Company’s ordinary shares on 1 July 2005 of 136.25p.
(4)	The value at 31 March 2006 is calculated using the closing middle market price of the Company’s ordinary shares at 31 March 2006 of 120.5p.

The aggregate number of shares conditionally awarded during the year as base award and enhancement shares to the Company‘s senior management, other than executive directors, is 514,603. For a description of the performance and vesting conditions, see “Short and medium term incentive: annual deferred share bonus” on page 62.

66	Vodafone Group Plc Annual Report 2006

Back to Contents

Governance

Long term incentives
Performance shares
Conditional awards of ordinary shares made to executive directors under the Vodafone Group Long Term Incentive Plan and Vodafone Group Plc 1999 Long Term Stock Incentive Plan, and dividends on those shares paid under the terms of the Company’s scrip dividend scheme and dividend reinvestment plan, are shown below. Long Term Incentive shares that vested and were sold or transferred during the year ended 31 March 2006 are also shown below:

									Shares sold or
						Shares	Shares forfeited in		transferred in
	Total interest in					added during the	respect of awards		respect of awards
	Long Term Incentives					2006 financial year	for the 2003,		for the 2003,
	at 1 April 2005 or		Shares conditionally awarded			through dividend	2004 and 2005		2004 and 2005		Total interest in long term
	date of appointment	(1)	during the 2006 financial year			reinvestment	financial years		financial years		incentives at 31 March 2006

				Value at
				date of award	(2)						Number	Total value	(4)
	Number		Number	£’000		Number	Number	(3)	Number	(3)	of shares	£’000

Arun Sarin	3,861,669		1,717,120	2,494		–	–		–		5,578,789	6,722
Peter Bamford	2,934,630		876,532	1,273		15,609	592,145		492,367		2,742,259	3,304
Thomas Geitner	2,429,377		811,127	1,178		11,949	453,321		376,934		2,422,198	2,919
Andy Halford	514,616		539,975	784		3,110	118,013		98,126		841,562	1,014
Sir Julian Horn-Smith	3,717,872		1,117,080	1,623		20,387	773,413		643,092		3,438,834	4,144
Ken Hydon	2,948, 684		–	–		15,609	592,145		788,719		–	–

Notes:
(1)	Restricted share awards under the Vodafone Group Long Term Incentive Plan and Vodafone Group Plc 1999 Long Term Stock Incentive Plan.
(2)	The value of awards under the Vodafone Group Plc 1999 Long Term Incentive Plan is based on the price of the Company’s ordinary shares on 26 July 2005 of 145.25p.
(3)	Shares in respect of awards for the 2003 financial year were sold or transferred on 1 July 2005 and 19 August 2005. The closing middle market price of the Company’s ordinary shares on 1 July 2005, the date of vesting, was 136.25p.
(4)	The value at 31 March 2006 is calculated using the closing middle market price of the Company’s ordinary shares at 31 March 2006 of 120.5p.
(5)	All employees, including Executive Directors with the exception of those retiring in the 2006 financial year, received an award of 320 shares on 1 July 2005, under the Global All Employee Share Plan. The awards vest after two years and are not subject to performance conditions.

The aggregate number of shares conditionally awarded during the year to the Company‘s senior management is 3,192,815 shares. For a description of the performance and vesting conditions see “Long term incentives” on pages 62 to 63. In some cases local performance conditions attach to the awards.

Share options
The following information summarises the directors’ options under the Vodafone Group Plc Savings Related Share Option Scheme, the Vodafone Group 1998 Sharesave Scheme, the Vodafone Group Plc Executive Share Option Scheme and the Vodafone Group 1998 Company Share Option Scheme, all of which are HM Revenue and Customs approved schemes. The table also summarises the directors’ options under the Vodafone Group Plc Share Option Scheme, the Vodafone Group 1998 Executive Share Option Scheme, the AirTouch Communications, Inc. 1993 Long Term Stock Incentive Plan and the Vodafone Group Plc 1999 Long Term Stock Incentive Plan, which are not HM Revenue and Customs approved. No other directors have options under any of these schemes. Only under the Vodafone Group 1998 Sharesave Scheme may shares be offered at a discount in future grants of options. For a description of the performance and vesting conditions see “Long term incentives” on pages 62 to 63.

	Options held at
	1 April 2005		Options granted	Options exercised	Options lapsed		Weighted average
	or date of		during the 2006	during the 2006	during the 2006	Options held at	exercise price at	Earliest date
	appointment	(1)	financial year	financial year	financial year	31 March 2006	31 March 2006	from which	Latest
	Number		Number	Number	Number	Number	Pence	exercisable	expiry date

Arun Sarin(2)(3)	20,704,987		5,711,292	–	–	26,416,279	152.5	Jun 2000	Jul 2015
Peter Bamford	19,073,022		2,915,424	4,350,652	2,053,776	15,584,018	148.5	Jul 2002	Mar 2007
Thomas Geitner	17,334,854		2,697,882	–	1,635,776	18,396,960	140.5	Jul 2003	Jul 2015
Andy Halford	921,485		1,796,003	13,395	–	2,704,093	147.6	Jul 2002	Jul 2015
Sir Julian Horn-Smith	23,332,869		3,715,505	–	1,847,776	25,200,598	134.9	Jul 2002	Jul 2015
Ken Hydon	18,717,166		–	8,338,371	7,280,782	3,098,013	213.9	Jul 2002	Jul 2006

	100,084,383		16,836,106	12,702,418	12,818,110	91,399,961

Notes:
(1)	The weighted average exercise price of options over shares in the Company granted during the year and listed above is 145.25 pence. The earliest date from which they are exercisable is July 2008 and the latest expiry date is 25 July 2015. For a description of the performance and vesting conditions see “Long term incentives” on pages 62 to 63.
(2)	Some of the options held by Arun Sarin are held in the form of ADSs, each representing ten ordinary shares of the Company, which are traded on the New York Stock Exchange. The number of ADSs over which Arun Sarin holds options is 625,000.
(3)	The terms of the share options granted over 6,250,000 shares in 1999 to Arun Sarin allow exercise until the earlier of the date on which he ceases to be a director of the Company and the seventh anniversary of the respective dates of grant.
(4)	In accordance with the terms of the plan rules, options granted to Ken Hydon became exercisable on retirement, being pro-rated for both time and performance.

The aggregate number of options granted during the year to the Company’s senior management, other than executive directors, is 10,454,900. The weighted average exercise price of the options granted to senior management during the year is 145.24 pence. The earliest date from which they are exercisable is July 2008 and the latest expiry date is 25 July 2015.

Vodafone Group Plc Annual Report 2006	67

Back to Contents

Board’s Report to Shareholders on Directors’ Remuneration
continued

Further details of options outstanding at 31 March 2006 are as follows:

		Exercisable: Market price				Exercisable: Option price
		greater than option price		(1)		greater than market price		(1)			Not yet exercisable

		Weighted average	Latest			Weighted average	Latest			Weighted average	Earliest date from
	Options held	exercise price	expiry date		Options held	exercise price	expiry date		Options held	exercise price	which exercisable
	Number	Pence			Number	Pence			Number	Pence

Arun Sarin(2)	–	–	–		6,250,000	236.3	Jul-06		20,166,279	126.5	Jul-06
Peter Bamford	–	–	–		3,307,713	207.2	Mar-07		12,276,305	132.7	Jul-06
Thomas Geitner	3,507,178	97.0	Aug-12		3,259,679	209.3	Jul-11		11,630,103	134.4	Jul-06
Andy Halford	94,444	90.0	Jul-12		344,800	214.6	Jul-11		2,264,849	139.8	Jul-06
Sir Julian Horn-Smith	5,753,505	97.0	Aug-12		3,701,990	201.7	Jul-11		15,745,103	133.1	Jul-06
Ken Hydon	–	–	–		3,098,013	213.9	Jul-06		–	–	–

	9,355,127				19,962,195				62,082,639

Notes:
(1)	Market price is the closing middle market price of the Company’s ordinary shares at 31 March 2006 of 120.5p.
(2)	Some of Arun Sarin’s options are in respect of American Depositary Shares, each representing ten ordinary shares in the Company, which are traded on the New York Stock Exchange. The number and option price have been converted into the equivalent amounts for the Company’s ordinary shares.

The Company’s register of directors’ interests (which is open to inspection at the Company’s registered office) contains full details of directors’ shareholdings and options to subscribe. These options by exercise price were:

			Options held at
			1 April 2005		Options granted	Options exercised	Options lapsed
			or date of		during the 2006	during the 2006	during the 2006	Options held at
	Option price		appointment	(1)	financial year	financial year	financial year	31 March 2006
	Pence		Number		Number	Number	Number	Number

Vodafone Group Plc Share Option Scheme (Unapproved – 1988)	155.90		855,000		–	–	855,000	–
Vodafone Group 1998 Company Share Option Scheme (Approved)	255.00		502,500		–	–	–	502,500
Vodafone Group 1998 Executive Share Option Scheme (Unapproved)	282.30		1,131,000		–	–	–	1,131,000
Vodafone Group Plc Savings Related Share Option Scheme (1988)	70.92		63,521		–	40,185	–	23,336
Vodafone Group 1998 Sharesave Scheme	95.30		16,710		–	–	–	16,710
	108.84		8,705		–	–	–	8,705
Vodafone Group Plc 1999 Long Term Stock Incentive Plan	90.00		94,444		–	–	–	94,444
	97.00		17,935,197		–	8,674,514	–	9,260,683
	119.00		20,794,632		–	1,079,081	2,246,855	17,468,696
	119.25		23,119,811		–	2,908,638	831,039	19,380,134
	145.25		–		16,836,106	–	–	16,836,106
	151.56		2,000,400		–	–	–	2,000,400
	157.50		16,943,043		–	–	2,342,112	14,600,931
	236.34	(2)	6,250,000		–	–	–	6,250,000
	291.50		10,369,420		–	–	6,543,104	3,826,316

			100,084,383		16,836,106	12,702,418	12,818,110	91,399,961

Notes:
(1)	Includes options held by Andy Halford as at 26 July 2005 on appointment to the Board
(2)	These share options are in respect of American Depositary Shares, each representing ten ordinary shares in the Company, which are traded on the New York Stock Exchange. The number and option price have been converted into the equivalent amounts for the Company’s ordinary shares.

Details of the options exercised by directors of the Company in the year ended 31 March 2006 are as follows:

	Options		Market price
	exercised		at date of	Gross
	during the year	Option price	exercise	pre-tax gain
	Number	Pence	Pence	£’000

Peter Bamford	13,395	70.9	152.0	10.9
Andy Halford	13,395	70.9	152.0	10.9

	26,790			21.8

Note:
The aggregate gross pre-tax gain made on the exercise of share options in the 2006 financial year by the Company’s above directors was £21,721 (2005: £3,076,276). The closing middle market price of the Company’s shares at 31 March 2006 was 120.5p, its highest closing price in the 2006 financial year having been 155.0 pence and its lowest closing price having been 109.0 pence.

68	Vodafone Group Plc Annual Report 2006

Back to Contents

Governance

Beneficial interests
The directors’ beneficial interests in the ordinary shares of the Company, which includes interests in the Vodafone Group Profit Sharing Scheme and the Vodafone Share Incentive Plan, but which excludes interests in the Vodafone Group Share Option Schemes, the Vodafone Group Short Term Incentive or in the Vodafone Group Long Term Incentives, are shown below:

			1 April 2005 or date
	26 May 2006	31 March 2006	of appointment

Lord MacLaurin	92,495	92,495	92,495
Paul Hazen	360,900	360,900	360,900
Arun Sarin(1)	4,932,560	4,932,560	4,832,560
Thomas Geitner	451,556	451,556	417,700
Andy Halford(2)	108,293	107,895	91,336
Sir Julian Horn-Smith	1,829,385	1,828,987	1,818,257
Sir John Bond	134,423	134,423	34,423
Dr Michael Boskin	212,500	212,500	212,500
Lord Broers	20,483	20,483	19,819
John Buchanan	208,124	208,124	104,318
Penny Hughes	22,500	22,500	22,500
Anne Lauvergeon(3)	31,000	31,000	–
Professor Jürgen Schrempp	10,000	10,000	10,000
Luc Vandevelde	20,000	20,000	20,000
Philip Yea(3)	70,000	70,000	–

Notes:
(1)	Arun Sarin also has a non-beneficial interest as the trustee of two family trusts, each holding 5,720 shares.
(2)	Andy Halford was appointed to the Board on 26 July 2005.
(3)	Non-executive directors appointed to the Board as follows: Anne Lauvergeon: 1 November 2005, Philip Yea: 1 September 2005.

Changes to the interests of the directors of the Company in the ordinary shares of the Company during the period from 1 April 2006 to 26 May 2006 relate to shares acquired either through Vodafone Group Personal Equity Plans or the Vodafone Share Incentive Plan. As at 31 March 2006, and during the period from 1 April 2006 to 26 May 2006, no director had any interest in the shares of any subsidiary company.

Other than those individuals included in the table above who were Board members at 31 March 2006, members of the Group’s Executive Committee, as at 31 March 2006, had an aggregate beneficial interest in 2,078,326 ordinary shares of the Company. At 26 May 2006, Executive Committee members at that date had an aggregate beneficial interest in 2,079,522 ordinary shares of the Company, none of whom had an individual beneficial interest amounting to greater than 1% of the Company’s ordinary shares.

Interests in share options of the Company at 26 May 2006
At 26 May 2006, there had been no change to the directors’ interests in share options from 31 March 2006.

Other than those individuals included in the table above, at 26 May 2006, members of the Group’s Executive Committee at that date held options for 34,714,916 ordinary shares at prices ranging from 48.3 pence to 293.7 pence per ordinary share, with a weighted average exercise price of 141.60 pence per ordinary share exercisable at dates ranging from July 1999 to July 2015, and options for 172,669 ADSs at prices ranging from $13.65 to $45.3359 per ADS, with a weighted average exercise price of $26.6056 per ADS, exercisable at dates ranging from July 2001 to July 2013.

Lord MacLaurin, Paul Hazen, Sir John Bond, Dr Michael Boskin, Lord Broers, John Buchanan, Penny Hughes, Anne Lauvergeon, Professor Jürgen Schrempp, Luc Vandevelde and Philip Yea held no options at 26 May 2006.

Directors’ interests in contracts
None of the current directors had a material interest in any contract of significance to which the Company or any of its subsidiary undertakings was a party during the financial year.

Luc Vandevelde
On behalf of the Board

Vodafone Group Plc Annual Report 2006	69

Back to Contents

Directors’ Statement of Responsibility

United Kingdom company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for that period. In preparing those financial statements, the directors are required to:

•	select suitable accounting policies and apply them consistently;
•	make judgements and estimates that are reasonable and prudent;
•	state whether the Consolidated Financial Statements have been prepared in accordance with IFRS as adopted for use in the EU;
•	for the Company Financial Statements, state whether applicable UK accounting standards have been followed; and
•	prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation. They are also responsible for the system of internal control, for safeguarding the assets of the Company and the Group and, hence, for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Disclosure of Information to Auditors
Having made the requisite enquiries, so far as the directors are aware, there is no relevant audit information (as defined by Section 234ZA of the Companies Act 1985) of which the Company’s auditors are unaware, and the directors have taken all the steps they ought to have taken to make themselves aware of any relevant audit information and to establish that the Company’s auditors are aware of that information.

Going Concern
After reviewing the Group’s and Company’s budget for the next financial year, and other longer term plans, the directors are satisfied that, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements.

By Order of the Board

Stephen Scott
Secretary
30 May 2006

70	Vodafone Group Plc Annual Report 2006

Back to Contents

Financials

Financials

Vodafone Group Plc Annual Report 2006	71

Back to Contents

Consolidated Income Statement for the years ended 31 March

		2006	2006		2005
	Note	$m	£m		£m

Revenue	3	51,048	29,350		26,678
Cost of sales		(29,689)	(17,070)		(15,800)

Gross profit		21,359	12,280		10,878
Selling and distribution expenses		(3,263)	(1,876)		(1,649)
Administrative expenses		(5,941)	(3,416)		(2,856)
Share of result in associated undertakings	14	4,223	2,428		1,980
Impairment losses	10	(40,900)	(23,515)		(475)
Other income and expense		26	15		–

Operating (loss)/profit	3,4	(24,496)	(14,084)		7,878
Non-operating income and expense		(3)	(2)		(7)
Investment income	5	614	353		294
Financing costs	5	(1,948)	(1,120)		(880)

(Loss)/profit before taxation		(25,833)	(14,853)		7,285
Tax on (loss)/profit	6	(4,140)	(2,380)		(1,869)

(Loss)/profit for the financial year from continuing operations		(29,973)	(17,233)		5,416
(Loss)/profit for the financial year from discontinued operations	29	(7,980)	(4,588)		1,102

(Loss)/profit for the financial year		(37,953)	(21,821)		6,518

Attributable to:
Equity shareholders		(38,118)	(21,916)		6,410
Minority interests		165	95		108

		(37,953)	(21,821)		6,518

(Loss)/earnings per share
From continuing operations:
Basic	8	(48.11)¢	(27.66	)p	8.12	p
Diluted	8	(48.11)¢	(27.66	)p	8.09	p

From continuing and discontinued operations:
Basic	8	(60.89)¢	(35.01	)p	9.68	p
Diluted	8	(60.89)¢	(35.01	)p	9.65	p

Consolidated Statement of Recognised Income and Expense
for the years ended 31 March

		2006	2006	2005
	Note	$m	£m	£m

Gains on revaluation of available-for-sale investments, net of tax		1,226	705	106
Exchange differences on translation of foreign operations		2,599	1,494	1,488
Actuarial losses on defined benefit pension schemes, net of tax		(52)	(30)	(79)
Asset revaluation surplus	28	195	112	–
Transfer to the income statement on disposal of foreign operations		63	36	–

Net income recognised directly in equity		4,031	2,317	1,515
(Loss)/profit for the financial year		(37,953)	(21,821)	6,518

Total recognised income and expense relating to the year		(33,922)	(19,504)	8,033

Attributable to:
Equity shareholders		(34,101)	(19,607)	7,958
Minority interests		179	103	75

		(33,922)	(19,504)	8,033

The accompanying notes are an integral part of these Consolidated Financial Statements.

The unaudited US dollar amounts are prepared on the basis set out in note 1.

72	Vodafone Group Plc Annual Report 2006

Back to Contents

Financials

Consolidated Balance Sheet at 31 March

		2006	2006	2005
	Note	$m	£m	£m

Non-current assets
Goodwill	9	91,497	52,606	80,999
Other intangible assets	9	28,719	16,512	16,149
Property, plant and equipment	11	23,759	13,660	17,442
Investments in associated undertakings	14	40,346	23,197	20,234
Other investments	15	3,686	2,119	1,181
Deferred tax assets	6	244	140	1,184
Post employment benefits	25	33	19	12
Trade and other receivables	17	628	361	585

		188,912	108,614	137,786

Current assets
Inventory	16	517	297	440
Taxation recoverable		14	8	38
Trade and other receivables	17	7,718	4,438	5,164
Cash and cash equivalents	18	4,851	2,789	3,769

		13,100	7,532	9,411

Assets included in disposal group held for sale	29	18,423	10,592	–

Total assets		220,435	126,738	147,197

Equity
Called up share capital	19	7,244	4,165	4,286
Share premium account	21	91,216	52,444	52,284
Own shares held	21	(14,259)	(8,198)	(5,121)
Additional paid-in capital	21	174,194	100,152	100,081
Capital redemption reserve	21	223	128	–
Accumulated other recognised income and expense	22	7,114	4,090	1,781
Retained losses	23	(117,152)	(67,356)	(39,511)

Total equity shareholders’ funds		148,580	85,425	113,800

Minority interests		(197)	(113)	(152)

Total equity		148,383	85,312	113,648

Non-current liabilities
Long-term borrowings	24	29,133	16,750	13,190
Deferred tax liabilities	6	9,862	5,670	4,849
Post employment benefits	25	209	120	136
Provisions for liabilities and charges	26	461	265	319
Trade and other payables	27	984	566	438

		40,649	23,371	18,932

Current liabilities
Short-term borrowings:
Third parties	24	5,340	3,070	861
Related parties	24	657	378	1,142
Current taxation liabilities		7,736	4,448	4,353
Trade and other payables	27	13,005	7,477	8,033
Provisions for liabilities and charges	26	242	139	228

		26,980	15,512	14,617

Liabilities included in disposal group held for sale	29	4,423	2,543	–

Total equity and liabilities		220,435	126,738	147,197

The Consolidated Financial Statements were approved by the Board of directors on 30 May 2006 and were signed on its behalf by:

Arun Sarin Chief Executive	Andy Halford Chief Financial Officer

The accompanying notes are an integral part of these Consolidated Financial Statements. The unaudited US dollar amounts are prepared on the basis set out in note 1.

Vodafone Group Plc Annual Report 2006	73

Back to Contents

Consolidated Cash Flow Statement for the years ended 31 March

		2006	2006	2005
	Note	$m	£m	£m

Net cash flows from operating activities	29, 32	20,595	11,841	10,979

Cash flows from investing activities
Purchase of interests in subsidiary undertakings and joint ventures, net of cash acquired		(7,280)	(4,186)	(2,461)
Disposal of interests in subsidiary undertakings, net of cash disposed		1,042	599	444
Purchase of intangible assets		(1,200)	(690)	(699)
Purchase of property, plant and equipment		(7,794)	(4,481)	(4,279)
Disposal of property, plant and equipment		45	26	68
Purchase of investments		(99)	(57)	(19)
Disposal of investments		2	1	22
Loans to businesses sold or acquired businesses held for sale		–	–	110
Dividends received from associated undertakings		1,452	835	1,896
Dividends received from investments		71	41	19
Interest received		555	319	339

Net cash flows from investing activities	29	(13,206)	(7,593)	(4,560)

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares		619	356	115
Net movement in short-term borrowings		1,231	708	–
Proceeds from the issue of long-term borrowings		9,142	5,256	–
Repayment of borrowings		(2,385)	(1,371)	(1,824)
Loans repaid to associated undertakings		(82)	(47)	(2)
Purchase of treasury shares		(11,230)	(6,457)	(4,053)
Equity dividends paid		(4,781)	(2,749)	(1,991)
Dividends paid to minority shareholders in subsidiary undertakings		(89)	(51)	(32)
Interest paid		(1,254)	(721)	(744)

Net cash flows from financing activities	29	(8,829)	(5,076)	(8,531)

Net decrease in cash and cash equivalents		(1,440)	(828)	(2,112)
Cash and cash equivalents at beginning of the financial year	18	6,481	3,726	5,809
Exchange gains on cash and cash equivalents		59	34	29

Cash and cash equivalents at end of the financial year	18	5,100	2,932	3,726

The accompanying notes are an integral part of these Consolidated Financial Statements.

The unaudited US dollar amounts are prepared on the basis set out in note 1.

74	Vodafone Group Plc Annual Report 2006

Back to Contents

Financials

Notes to the Consolidated Financial Statements

1.   Basis of preparation
The Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) (including International Accounting Standards (“IAS”) and interpretations issued by the International Accounting Standards Board (“IASB”) and its committees, and as interpreted by any regulatory bodies applicable to the Group as adopted for use in the European Union (“EU”), the Companies Act 1985 and Article 4 of the IAS Regulations. The Consolidated Financial Statements have been prepared in accordance with IFRS, which differs in certain material respects from US generally accepted accounting principles (“US GAAP”) – see note 38.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. For a discussion on the Group’s critical accounting estimates see “Performance – Critical Accounting Estimates” elsewhere in this Annual Report. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. Certain amounts in relation to the previous financial year have been reclassified to conform presentation with the requirements of IFRS.

Amounts in the Consolidated Financial Statements are stated in pounds sterling (£), the currency of the country in which the Company is incorporated. The translation into US dollars of the Consolidated Financial Statements as of, and for the financial year ended, 31 March 2006, is for convenience only and has been made at the Noon Buying Rate for cable transfers as announced by the Federal Reserve Bank of New York for customs purposes on 31 March 2006. This rate was $1.7393: £1. This translation should not be construed as a representation that the sterling amounts actually represented have been, or could be, converted into dollars at this or any other rate.

2.   Significant accounting policies
The Group’s significant accounting policies are described below.

Accounting convention
The Consolidated Financial Statements are prepared on a historical cost basis except for certain financial and equity instruments that have been measured at fair value.

Basis of consolidation
The Consolidated Financial Statements incorporate the financial statements of the Company and entities controlled, both unilaterally and jointly, by the Company.

Accounting for subsidiaries
A subsidiary is an entity controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are identified separately from the Group’s equity therein. Minority interests consist of the amount of those interests at the date of the original business combination and the minority’s share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority’s share of changes in equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Business combinations
The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree’s identifiable assets and liabilities are recognised at their fair values at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised.

The interest of minority shareholders in the acquiree is initially measured at the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

Previously held identifiable assets, liabilities and contingent liabilities of the acquired entity are revalued to their fair value at the date of acquisition, being the date at which the Group achieves control of the acquiree. The movement in fair value is taken to the asset revaluation surplus.

Interests in joint ventures
A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control, that is when the strategic financial and operating policy decisions relating to the activities require the unanimous consent of the parties sharing control.

The Group reports its interests in jointly controlled entities using proportionate consolidation. The Group’s share of the assets, liabilities, income, expenses and cash flows of jointly controlled entities are combined with the equivalent items in the results on a line-by-line basis.

Any goodwill arising on the acquisition of the Group’s interest in a jointly controlled entity is accounted for in accordance with the Group’s accounting policy for goodwill arising on the acquisition of a subsidiary.

Investments in associates
An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in the Consolidated Financial Statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group’s share of the net assets of the associate, less any impairment in the value of the investment. Losses of an associate in excess of the Group’s interest in that associate are not recognised. Additional losses are provided for, and a liability is recognised, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment.

The licences of the Group’s associated undertaking in the US, Verizon Wireless, are indefinite lived assets as they are subject to perfunctory renewal. Accordingly they are not subject to amortisation but are tested annually for impairment, or when indicators exist that the carrying value is not recoverable.

Intangible assets
Goodwill
Goodwill arising on the acquisition of an entity represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the entity recognised at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is held in the currency of the acquired entity and revalued to the closing rate at each balance sheet date.

Goodwill is not subject to amortisation but is tested for impairment.

Negative goodwill arising on an acquisition is recognised directly in the income statement.

On disposal of a subsidiary or a jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss recognised in the income statement on disposal.

Goodwill arising before the date of transition to IFRS, on 1 April 2004, has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Vodafone Group Plc Annual Report 2006	75

Back to Contents

Notes to the Consolidated Financial Statements
continued

2.   Significant accounting policies continued
Licence and spectrum fees
Licence and spectrum fees are stated at cost less accumulated amortisation. The amortisation periods range from 3 to 25 years and are determined primarily by reference to the unexpired licence period, the conditions for licence renewal and whether licences are dependent on specific technologies. Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives from the commencement of service of the network.

Computer software
Computer software licences are capitalised on the basis of the costs incurred to acquire and bring into use the specific software. These costs are amortised over their estimated useful lives, being 3 to 5 years.

Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and that are expected to generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include software development employee costs and directly attributable overheads.

Software integral to a related item of hardware equipment is accounted for as property, plant and equipment.

Costs associated with maintaining computer software programmes are recognised as an expense as incurred.

Research and development expenditure
Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from the Group’s development activity is recognised only if all of the following conditions are met:

•	an asset is created that can be separately identified;
•	it is probable that the asset created will generate future economic benefits; and
•	the development cost of the asset can be measured reliably.

Internally-generated intangible assets are amortised on a straight-line basis over their estimated useful lives. Where no internally-generated intangible asset can be recognised, development expenditure is charged to the income statement in the period in which it is incurred.

Other intangible assets
Other intangible assets with finite lives are stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets from the date they are available for use. The estimated useful lives are as follows:

Brands	1 - 10 years

Customer bases	3 - 8 years

Property, plant and equipment
Land and buildings held for use are stated in the balance sheet at their cost, less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

Assets in the course of construction are carried at cost, less any recognised impairment loss. Depreciation of these assets commences when the assets are ready for their intended use.

Equipment, fixtures and fittings are stated at cost less accumulated depreciation and any accumulated impairment losses.

The cost of property, plant and equipment includes directly attributable incremental costs incurred in their acquisition and installation.

Depreciation is charged so as to write off the cost or valuation of assets, other than land and properties under construction, using the straight-line method, over their estimated useful lives as follows:

Freehold buildings	25 - 50 years

Leasehold premises	the term of the lease

Equipment, fixtures and fittings	3 - 10 years

Network infrastructure	3 - 25 years

Depreciation is not provided on freehold land.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Impairment of assets
Indefinite lived assets
Goodwill and other assets that have an indefinite useful life are not subject to amortisation but are tested for impairment annually or whenever there is an indication that the asset may be impaired.

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Property, plant and equipment and finite lived intangible assets
At each balance sheet date, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in the income statement.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in the income statement.

Disposal groups held for sale
Disposal groups held for sale are stated at the lower of carrying value and fair value less costs to sell.

Revenue
Group revenue comprises revenue of the Company and its subsidiary undertakings plus the Group’s share of the revenue of its joint ventures and excludes sales taxes and discounts.

Revenue from mobile telecommunications comprises amounts charged to customers in respect of monthly access charges, airtime usage, messaging, the provision of other mobile telecommunications services, including data services and information provision, fees for connecting users of other fixed line and mobile networks to the Group’s network, revenue from the sale of equipment, including handsets and revenue arising from Partner Market Agreements.

Access charges and airtime used by contract customers are invoiced and recorded as part of a periodic billing cycle and recognised as revenue over the related access period, with unbilled revenue resulting from services already provided from the billing cycle date to the end of each period accrued and unearned revenue from services provided in periods after each accounting period deferred. Revenue from the sale of prepaid credit is deferred until such time as the customer uses the airtime, or the credit expires.

Other revenue from mobile telecommunications primarily comprises equipment sales, which are recognised upon delivery to customers, and customer connection revenue. Customer connection revenue is recognised together with the related equipment revenue to the extent that the aggregate equipment and connection revenue does not exceed the fair value of the equipment delivered to the customer. Any customer connection revenue not recognised together with related equipment revenue is deferred and recognised over the period in which services are expected to be provided to the customer.

76	Vodafone Group Plc Annual Report 2006

Back to Contents

Financials

Revenue from data services and information provision is recognised when the Group has performed the related service and, depending on the nature of the service, is recognised either at the gross amount billed to the customer or the amount receivable by the Group as commission for facilitating the service.

Incentives are provided to customers in various forms and are usually offered on signing a new contract or as part of a promotional offering.

Where one-off incentives are provided on connection of a new customer or the upgrade of an existing customer, revenue representing the fair value of the incentive, relative to other deliverables provided to the customer as part of the same arrangement, is deferred and recognised in line with the Group’s performance of its obligations relating to the incentive.

For equipment sales made to intermediaries, revenue is recognised if the significant risks associated with the equipment are transferred to the intermediary and the intermediary has no general right of return. If the significant risks are not transferred, revenue recognition is deferred until sale of the handset to an end customer by the intermediary or the expiry of the right of return.

Intermediaries are incentivised by the Group to connect new customers and upgrade existing customers. Where such incentives are separable from the initial sale of equipment to an intermediary, the incentive is accounted for as an expense upon connection, or upgrade, of the customer.

Revenue from other businesses primarily comprises amounts charged to customers of the Group’s fixed line businesses, mainly in respect of access charges and line usage, invoiced and recorded as part of a periodic billing cycle.

Inventory
Inventory is stated at the lower of cost and net realisable value. Cost is determined on the basis of weighted average costs and comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition.

Leasing
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership of the asset to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments as determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised in the income statement.

Rentals payable under operating leases are charged to the income statement on a straight line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight line basis over the lease term.

Foreign currencies
In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rate prevailing on the date when fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are included in the income statement for the period. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in the income statement for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognised directly in equity.

For the purpose of presenting Consolidated Financial Statements, the assets and liabilities of entities with a functional currency other than sterling are expressed in sterling using exchange rates prevailing on the balance sheet date. Income and expense items and cash flows are translated at the average exchange rates for the period and exchange differences arising are recognised directly in equity. Such translation differences are recognised in the income statement in the period in which a foreign operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated accordingly.

In respect of all foreign operations, any exchange differences that have arisen before 1 April 2004, the date of transition to IFRS, are deemed to be nil and will be excluded from the determination of any subsequent profit or loss on disposal.

Borrowing costs
All borrowing costs are recognised in the income statement in the period in which they are incurred.

Post employment benefits
For defined benefit retirement plans, the difference between the fair value of the plan assets and the present value of the plan liabilities is recognised as an asset or liability on the balance sheet. The Group has early adopted the amendment to IAS 19, “Employee Benefits”, issued by the IASB on 16 December 2004 and applied it from 1 April 2004. Accordingly, actuarial gains and losses are taken to the statement of recognised income and expense. For this purpose, actuarial gains and losses comprise both the effects of changes in actuarial assumptions and experience adjustments arising because of differences between the previous actuarial assumptions and what has actually occurred.

Other movements in the net surplus or deficit are recognised in the income statement, including the current service cost, any past service cost and the effect of any curtailment or settlements. The interest cost less the expected return on assets is also charged to the income statement. The amount charged to the income statement in respect of these plans is included within operating costs or in the Group's share of the results of equity accounted operations as appropriate.

The values attributed to plan liabilities are assessed in accordance with the advice of independent qualified actuaries.

The Group's contributions to defined contribution pension plans are charged to the income statement as they fall due.

Cumulative actuarial gains and losses as at 1 April 2004, the date of transition to IFRS, have been recognised in the balance sheet.

Taxation
Income tax expense represents the sum of the current tax payable and deferred tax.

Current tax payable or recoverable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because some items of income or expense are taxable or deductible in different years or may never be taxable or deductible. The Group’s liability for current tax is calculated using UK and foreign tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable in the future arising from temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. It is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised, based on tax rates that have been enacted or substantively enacted by the balance sheet date.

Tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they either relate to income taxes

Vodafone Group Plc Annual Report 2006	77

Back to Contents

Notes to the Consolidated Financial Statements
continued

2.   Significant accounting policies continued
levied by the same taxation authority on either the same taxable entity or on different taxable entities which intend to settle the current tax assets and liabilities on a net basis.

Tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the tax is also recognised directly in equity.

Financial instruments
Financial assets and financial liabilities, in respect of financial instruments, are recognised on the Group’s balance sheet when the Group becomes a party to the contractual provisions of the instrument.

The Group has applied the requirements of IFRS to financial instruments for all periods presented and has not taken advantage of any exemptions available to first time adopters of IFRS in this respect. The Group has early adopted IFRS 7, “Financial Instruments: Disclosures”, amendments to IAS 39, “Financial Instruments: Recognition and Measurement” and IFRS 4, “Insurance Contracts”, regarding “Financial Guarantee Contracts” and amendments to IAS 39 regarding “The Fair Value Option” and “Cash Flow Hedge Accounting of Forecast Intragroup Transactions” and applied them from 1 April 2004.

Trade receivables
Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. Estimated irrecoverable amounts are based on the ageing of the receivable balances and historical experience. Individual trade receivables are written off when management deems them not to be collectible.

Investments
Investments are recognised and derecognised on a trade date where a purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at cost, including transaction costs.

Investments are classified as either held for trading or available-for-sale, and are measured at subsequent reporting dates at fair value. Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in net profit or loss for the period. For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity, determined using the weighted average costs method, is included in the net profit or loss for the period.

Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and call deposits, and other short term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Trade payables
Trade payables are not interest bearing and are stated at their nominal value.

Financial liabilities and equity instruments
Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities and includes no obligation to deliver cash or other financial assets. The accounting policies adopted for specific financial liabilities and equity instruments are set out below.

Capital market and bank borrowings
Interest bearing loans and overdrafts are initially measured at fair value (which is equal to cost at inception), and are subsequently measured at amortised cost, using the effective interest rate method, except where they are identified as a hedged item in a fair value hedge. Any difference between the proceeds net of transaction costs and the settlement or redemption of borrowings is recognised over the term of the borrowing.

Equity instruments
Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments and hedge accounting
The Group’s activities expose it to the financial risks of changes in foreign exchange rates and interest rates.

The use of financial derivatives is governed by the Group’s policies approved by the board of directors, which provide written principles on the use of financial derivatives consistent with the Group’s risk management strategy. Changes in values of all derivatives of a financing nature are included within investment income and financing costs in the income statement. The Group does not use derivative financial instruments for speculative purposes.

Derivative financial instruments are initially measured at fair value on the contract date, and are subsequently re-measured to fair value at each reporting date. The Group designates certain derivatives as either:

•	hedges of the change of fair value of recognised assets and liabilities (“fair value hedges”); or

•	hedges of net investments in foreign operations.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting.

Fair value hedges
The Group’s policy is to use derivative instruments (primarily interest rate swaps) to convert a proportion of its fixed rate debt to floating rates in order to hedge the interest rate risk arising, principally, from capital market borrowings. The Group designates these as fair value hedges of interest rate risk with changes in fair value of the hedging instrument recognised in the income statement for the period together with the changes in the fair value of the hedged item due to the hedged risk, to the extent the hedge is effective. The ineffective portion is recognised immediately in the income statement.

Net investment hedges
Exchange differences arising from the translation of the net investment in foreign operations are recognised directly in equity. Gains and losses on those hedging instruments designated as hedges of the net investments in foreign operations are recognised in equity to the extent that the hedging relationship is effective. These amounts are included in exchange differences on translation of foreign operations as stated in the statement of recognised income and expense. Any ineffectiveness is recognised immediately in the income statement for the period. Gains and losses accumulated in the translation reserve are included in the income statement when the foreign operation is disposed of. The Group has adopted the Amendments to IAS 21, “The Effect of Changes in Foreign Exchange Rates”, with effect from 1 April 2004, being the date of transition to IFRS for the Group.

Provisions
Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors’ best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

Share-based payments
The Group issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.

Fair value is measured using a binomial pricing model which is calibrated using a Black-Scholes framework. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

Advertising costs
Expenditure on advertising is written off in the year in which it is incurred.

78	Vodafone Group Plc Annual Report 2006

Back to Contents

Financials

3.   Segmental analysis
The Group’s business is principally the supply of mobile telecommunications services and products. Primary segmental information is provided on the basis of geographic regions, being the basis on which the Group manages its worldwide interests. Other operations primarily comprise fixed line telecommunications businesses. The segmental analysis is provided for the Group’s continuing operations. Revenue is determined by location of assets, which is not materially different from revenue by location of customer. Inter-segment sales are charged at arms length prices.

						Mobile telecommunications			Other operations		Group

						Other	Common
	Germany	Italy	Spain	UK	US	mobile	functions	Total	Germany	Other
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 March 2006
Service revenue	5,394	4,170	3,615	4,568	–	8,530		26,277	1,320	19	27,616
Equipment and other revenue	360	193	380	480	–	720		2,133	–	–	2,133

Segment revenue	5,754	4,363	3,995	5,048	–	9,250		28,410	1,320	19	29,749
Subsidiaries	5,754	–	3,995	5,048	–	7,812		22,609	1,320	–	23,929
Joint ventures	–	4,363	–	–	–	1,470		5,833	–	19	5,852
Less: intra-segment revenue	–	–	–	–	–	(32)		(32)	–	–	(32)
Common functions							145	145			145
Inter-segment revenue	(64)	(44)	(105)	(65)	–	(121)	(19)	(418)	–	–	(418)

Net revenue	5,690	4,319	3,890	4,983	–	9,129	126	28,137	1,320	19	29,476
Less: revenue between mobile and other operations	(91)	–	–	–	–	(1)		(92)	(34)	–	(126)

Group revenue	5,599	4,319	3,890	4,983	–	9,128	126	28,045	1,286	19	29,350

Segment result	(17,904)	(1,928)	968	698	–	1,296		(16,870)	139	4	(16,727)
Subsidiaries	(17,904)	–	968	698	–	933		(15,305)	139	–	(15,166)
Joint ventures	–	(1,928)	–	–	–	363		(1,565)	–	4	(1,561)
Common functions							215	215			215
Share of result in associated undertakings	–	–	–	–	1,732	712	8	2,452	–	(24)	2,428

Operating (loss)/profit	(17,904)	(1,928)	968	698	1,732	2,008	223	(14,203)	139	(20)	(14,084)
Non-operating income and expense											(2)
Investment income											353
Financing costs											(1,120)

Loss before taxation											(14,853)
Tax on loss											(2,380)

Loss for the year from continuing operations											(17,233)

Operating loss	(17,904)	(1,928)	968	698	1,732	2,008	223	(14,203)	139	(20)	(14,084)
Add back:
Impairment losses	19,400	3,600	–	–	–	515	–	23,515	–	–	23,515
Non-recurring items related to acquisitions and disposals	–	–	–	–	–	(20)	(12)	(32)	–	–	(32)

Adjusted operating profit	1,496	1,672	968	698	1,732	2,503	211	9,280	139	(20)	9,399

Non-current assets(1)	24,360	19,422	12,596	8,743	–	17,200	1,907	84,228	754	64	85,046
Investment in associated undertakings	–	–	–	–	17,898	5,182	37	23,117	–	80	23,197
Current assets(1)	669	888	443	743	–	1,555	79	4,377	266	13	4,656

Total segment assets(1)	25,029	20,310	13,039	9,486	17,898	23,937	2,023	111,722	1,020	157	112,899
Unallocated non-current assets:
Deferred tax assets											140
Trade and other receivables											231
Unallocated current assets:
Cash and cash equivalents											2,789
Trade and other receivables											79
Taxation recoverable											8
Assets included in disposal group for resale(3)											10,592

Total assets											126,738

Vodafone Group Plc Annual Report 2006	79

Back to Contents

Notes to the Consolidated Financial Statements
continued

3.   Segmental analysis continued

						Mobile telecommunications			Other operations		Group

	Germany	Italy	Spain	UK	US	Other	Common	Total	Germany	Other
						mobile	functions
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Segment liabilities(1)	(753)	(1,370)	(914)	(827)	–	(2,638)	(1,458)	(7,960)	(362)	(26)	(8,348)
Unallocated liabilities:
Current taxation liabilities											(4,448)
Deferred tax liabilities											(5,670)
Trade and other payables											(219)
Short-term borrowings											(3,448)
Long-term borrowings											(16,750)
Liabilities included in disposal group for resale(3)											(2,543)

Total liabilities											(41,426)

Other segment items:
Capitalised fixed asset additions(2)	592	541	502	665	–	1,456	112	3,868	129	8	4,005
Expenditure on other intangible assets	–	1	–	11	–	4	–	16	–	–	16
Non-cash items:
Depreciation	653	398	281	486	–	1,113	6	2,937	140	2	3,079
Amortisation of intangible assets	514	190	114	438	–	186	183	1,625	–	–	1,625
Impairment of goodwill	19,400	3,600	–	–	–	515	–	23,515	–	–	23,515
Bad debt expense	39	5	41	9	–	64	–	158	10	–	168
Share-based payments	6	7	5	18	–	17	54	107	2	–	109

Notes:
(1)	Excluding unallocated items.
(2)	Includes additions to property, plant and equipment and computer software, included with intangible assets.
(3)	See note 29 for information on discontinued operations.

80	Vodafone Group Plc Annual Report 2006

Back to Contents

Financials

											Continuing	Discontinued
						Mobile telecommunications			Other operations		operations	operations	Group

	Germany	Italy	Spain	UK	US	Other	Common	Total	Germany	Other
						mobile	functions
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 March 2005
Service revenue	5,320	4,091	2,963	4,498	–	6,973		23,845	1,095	–	24,940	5,610
Equipment and other revenue	364	182	298	567	–	664		2,075	–	–	2,075	1,786

Segment revenue	5,684	4,273	3,261	5,065	–	7,637		25,920	1,095	–	27,015	7,396
Subsidiaries	5,684	–	3,261	5,065	–	6,474		20,484	1,095	–	21,579	7,396
Joint ventures	–	4,273	–	–	–	1,184		5,457	–	–	5,457	–
Less: intra-segment revenue	–	–	–	–	–	(21)		(21)	–	–	(21)	–
Common functions							123	123			123
Inter-segment revenue	(51)	(36)	(80)	(47)	–	(84)	(5)	(303)	–	–	(303)	(1)

Net revenue	5,633	4,237	3,181	5,018	–	7,553	118	25,740	1,095	–	26,835	7,395
Less: revenue between mobile and
other operations	(110)	–	–	–	–	–	(1)	(111)	(46)	–	(157)	–

Group revenue	5,523	4,237	3,181	5,018	–	7,553	117	25,629	1,049	–	26,678	7,395

Segment result	1,473	1,694	775	779	–	1,198		5,919	64	–	5,983	664
Subsidiaries	1,473	–	775	779	–	893		3,920	64	–	3,984	664
Joint ventures	–	1,694	–	–	–	305		1,999	–	–	1,999
Common functions							(85)	(85)			(85)
Share of result in associated undertakings	–	–	–	–	1,354	671		2,025	–	(45)	1,980	–

Operating profit/(loss)	1,473	1,694	775	779	1,354	1,869	(85)	7,859	64	(45)	7,878	664
Non-operating income and expense											(7)	13
Investment income											294	9
Financing costs											(880)	(20)

Profit before taxation											7,285	666
Tax on profit											(1,869)	436

Profit for the financial year											5,416	1,102	6,518

Operating profit/(loss)	1,473	1,694	775	779	1,354	1,869	(85)	7,859	64	(45)	7,878	664
Add back:
Impairment losses	–	–	–	–	–	475	–	475	–	–	475	–

Adjusted operating profit/(loss)	1,473	1,694	775	779	1,354	2,344	(85)	8,334	64	(45)	8,353	664

Non-current assets(1)	44,101	22,768	12,288	9,014	–	12,443	884	101,498	752	–	102,250	13,754	116,004
Investment in associated undertakings	–	–	–	–	15,039	5,096	33	20,168	–	66	20,234	–	20,234
Current assets(1)	811	844	356	741	–	1,301	118	4,171	221	–	4,392	1,168	5,560

Total segment assets(1)	44,912	23,612	12,644	9,755	15,039	18,840	1,035	125,837	973	66	126,876	14,922	141,798
Unallocated non-current assets:
Deferred tax assets													1,184
Trade and other receivables													364
Unallocated current assets:
Cash and cash equivalents													3,769
Trade and other receivables													44
Taxation recoverable													38

Total assets													147,197

Vodafone Group Plc Annual Report 2006	81

Back to Contents

Notes to the Consolidated Financial Statements
continued

3.   Segmental analysis continued

											Continuing	Discontinued
						Mobile telecommunications			Other operations		operations	operations	Group

	Germany	Italy	Spain	UK	US	Other	Common	Total	Germany	Other
						mobile	functions
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Segment liabilities(1)	(848)	(1,237)	(735)	(939)	–	(2,295)	(1,180)	(7,234)	(364)	–	(7,598)	(1,477)	(9,075)
Unallocated liabilities:
Current taxation liabilities													(4,353)
Deferred tax liabilities													(4,849)
Short-term borrowings													(2,003)
Long-term borrowings													(13,190)
Trade and other payables													(79)

Total liabilities													(33,549)

Other segment items:
Capitalised fixed asset additions(2)	827	538	490	789	–	1,333	136	4,113	112	–	4,225	885
Expenditure on other intangible assets	–	8	–	–	–	118	–	126	–	–	126	–
Non-cash items:
Depreciation	640	403	253	464	–	961	11	2,732	153	–	2,885	1,114
Amortisation of intangible assets	514	184	101	468	–	142	7	1,416	–	–	1,416	100
Impairment of goodwill	–	–	–	–	–	475	–	475	–	–	475	–
Bad debt expense	50	13	35	36	–	39	–	173	10	–	183	39
Share-based payments	3	4	2	15	–	11	94	129	1	–	130	7

Notes:
(1)	Excluding unallocated items.
(2)	Includes additions to property, plant and equipment and computer software, included with intangible assets.

82	Vodafone Group Plc Annual Report 2006

Back to Contents

Financials

4.   Operating (loss)/profit
Operating (loss)/profit has been arrived at after charging/(crediting):

	2006	2005
	£m	£m

Net foreign exchange gains	–	(10)
Depreciation of property, plant and equipment:
Owned assets	3,069	2,871
Leased assets	10	14
Amortisation of intangible assets	1,625	1,416
Impairment of goodwill	23,515	475
Research and development expenditure	206	198
Advertising costs	670	660
Staff costs (see note 34)	2,310	2,185
Operating lease rentals payable:
Plant and machinery	35	37
Other assets including fixed line rentals	933	873
Loss on disposal of property, plant and equipment	69	68
Own costs capitalised attributable to the construction or acquisition of property, plant and equipment	(256)	(250)

The total remuneration of the Group’s auditors, Deloitte & Touche LLP, and its affiliates for services provided to the Group’s subsidiary undertakings is analysed below:

	2006	2005
	£m	£m

Audit fees	4	4
Audit-related fees:
Audit regulatory reporting	1	–
Due diligence reviews	1	1
Tax fees	1	1
Other fees	1	1

	8	7

The total remuneration includes £1 million (2005: £1 million) in respect of the Group’s discontinued operations in Japan.

In addition to the above, the Group’s joint ventures and associated undertakings paid fees totalling £2 million (2005: £2 million) and £4 million (2005: £5 million), respectively, to Deloitte & Touche LLP and its affiliates during the year.

A description of the work performed by the Audit Committee in order to safeguard auditor independence when non audit services are provided is set out in the Corporate Governance section on page 57. In the year ended 31 March 2006, the Audit Committee pre-approved all services.

Vodafone Group Plc Annual Report 2006	83

Back to Content

Notes to the Consolidated Financial Statements
continued

5.   Investment income and financing costs

	2006	2005
	£m	£m

Investment income
Available-for-sale investments:
Dividends received	41	19
Loans and receivables	153	201
Fair value adjustments recognised in the income statement:
Derivatives - foreign exchange contracts and interest rate futures	159	74

	353	294

Financing costs
Items in hedge relationships:
Other loans	510	472
Interest rate swaps	(118)	(198)
Dividends on redeemable preference shares	48	–
Fair value hedging instrument	213	231
Fair value of hedged item	(186)	(213)
Other financial liabilities held at amortised cost:
Bank loans and overdrafts	126	129
Other loans	78	68
Dividends on redeemable preference shares	–	46
Potential interest charge on settlement of tax issues	329	245
Fair value adjustments recognised in the income statement:
Derivatives - forward starting swaps	(48)	25
Equity put rights and similar arrangements(1)	161	67
Finance leases	7	8

	1,120	880

Net financing costs	767	586

Note:
(1)	The fair value adjustments for equity put rights and similar arrangements relates to the Group’s arrangements with Telecom Egypt and it’s minority partners in the Group’s other operations in Germany. Further information is provided in “Options agreements and similar arrangements” on page 42.

84	Vodafone Group Plc Annual Report 2006

Back to Contents

Financials

6.   Taxation
(Loss)/profit before tax is split as follows:

	2006	2005
	£m	£m

United Kingdom profit before tax	491	765
Overseas (loss)/profit before tax	(15,344)	6,520

Total (loss)/profit before tax	(14,853)	7,285

Income tax expense Tax on (loss)/profit from continuing operations, as shown in the income statement, is as follows:
	2006	2005
	£m	£m

United Kingdom corporation tax expense/(income) at 30%:
Current year	169	339
Adjustments in respect of prior years	(15)	(79)

	154	260

Overseas current tax expense/(income):
Current year	2,077	1,774
Adjustments in respect of prior years	(418)	(154)

	1,659	1,620

Total current tax expense	1,813	1,880

Deferred tax on origination and reversal of temporary differences:
United Kingdom deferred tax	444	234
Overseas deferred tax	123	(245)

Total deferred tax expense/(income)	567	(11)

Total tax on (loss)/profit from continuing operations	2,380	1,869

Tax recognised directly in equity
	2006	2005
	£m	£m

Current tax credit	(6)	(10)
Deferred tax credit	(11)	(35)

Total tax credited directly to equity	(17)	(45)

Factors affecting tax expense for the year
The table below explains the differences between the expected tax expense on continuing operations, at the UK statutory tax rate of 30% for 2006 and 2005, and the Group’s total tax expense for each year. Further discussion of the current year tax expense can be found in the section titled “Performance – Operating Results – Group Overview – 2006 financial year compared to 2005 financial year – Taxation.”

	2006	2005
	£m	£m

(Loss)/profit before tax on continuing operations as shown in the income statement	(14,853)	7,285

Expected tax (credit)/ charge on profit from continuing operations at UK statutory tax rate	(4,456)	2,186
Effect of taxation of associated undertakings, reported within operating profit	133	134
Non deductible impairment losses	7,055	143

Expected tax charge at UK statutory rate on profit from continuing operations, before impairment losses and taxation of associates	2,732	2,463
Effect of different statutory tax rates of overseas jurisdictions	411	433
Other expenses not deductible for tax purposes	299	367
Deferred tax on overseas earnings	(78)	(66)
Effect of previously unrecognised temporary differences	(71)	(463)
Prior period adjustments	(470)	(417)
Exclude taxation of associated undertakings	(443)	(448)

Total tax expense on (loss)/profit from continuing operations	2,380	1,869

Vodafone Group Plc Annual Report 2006	85

Back to Contents

Notes to the Consolidated Financial Statements
continued

6.   Taxation continued
Deferred tax
Analysis of movements in net deferred tax balance during the year:

2006
£m

1 April 2005	(3,665)
Reclassification as held for sale	(717)
Exchange movements	(217)
Charged to the income statement	(567)
Credited to the statement of recognised income and expense	8
Acquisitions and disposals	(372)

31 March 2006	(5,530)

Deferred tax assets and liabilities in respect of continuing operations, before offset of balances within countries, are as follows:

				Net recognised	Amount credited
			Less:	deferred tax	/(charged) in
	Gross deferred	Gross deferred	amounts	asset/	income
	tax asset	tax liability	unrecognised	(liability)	statement
	£m	£m	£m	£m	£m

Accelerated tax depreciation	155	(1,702)	(48)	(1,595)	(91)
Accelerated tax depreciation	155	(1,702)	(48)	(1,595)	(91)
Tax losses	9,565	–	(9,191)	374	(85)
Deferred tax on overseas earnings	–	(4,025)	–	(4,025)	(318)
Other short term timing differences	4,073	(1,418)	(2,939)	(284)	(73)

31 March 2006	13,793	(7,145)	(12,178)	(5,530)	(567)

Analysed in the balance sheet, after offset of balances within countries, as:	£m

Deferred tax asset	140
Deferred tax liability	(5,670)

(5,530)

				Net recognised	Amount credited
			Less:	deferred tax	/(charged) in
	Gross deferred	Gross deferred	amounts	asset/	income
	tax asset	tax liability	unrecognised	(liability)	statement
	£m	£m	£m	£m	£m

Accelerated tax depreciation	293	(1,604)	(20)	(1,331)	(175)
Tax losses	8,248	–	(7,370)	878	69
Deferred tax on overseas earnings	–	(3,427)	–	(3,427)	(245)
Other short term timing differences	5,017	(1,065)	(3,737)	215	362

31 March 2005	13,558	(6,096)	(11,127)	(3,665)	11

Analysed in the balance sheet, after offset of balances within countries, as:	£m

Deferred tax asset	1,184
Deferred tax liability	(4,849)

(3,665)

Deferred tax balances at 31 March 2005 above are inclusive of discontinued operations. The amounts reported for the 2005 income statement are for continuing operations. Further deferred tax credits of £35 million for accelerated tax depreciation, £433 million tax losses and £103 million other short term timing differences are included within amounts related to discontinued operations in the 2005 income statement.

Factors affecting the tax charge in future years
Factors that may affect the Group’s future tax charge include one-off restructuring benefits, the resolution of open issues, future planning opportunities, corporate acquisitions and disposals, changes in tax legislation and rates, and the use of brought forward tax losses.

In particular, the Group’s subsidiary Vodafone 2 is responding to an enquiry by HM Revenue & Customs (“HMRC”) with regard to the UK tax treatment of one of its Luxembourg holding companies under the controlled foreign companies (“CFC”) rules. Further details in relation to this enquiry are included in note 31 “Contingent Liabilities”. At 31 March 2006, the Group holds provisions of £1,822 million tax and £276 million interest in respect of the potential UK tax liability that may arise from this enquiry (2005: £1,600 million tax and £157 million interest). Management considers these amounts are sufficient to settle any assessments that may result from the enquiry. However, the amount ultimately paid may differ materially from the amount accrued and, therefore, could affect the overall profitability of the Group in future periods. In the absence of any material unexpected developments, the provisions are likely to be reassessed when the views of the European Court of Justice become known.

86	Vodafone Group Plc Annual Report 2006

Back to Contents
Financials

At 31 March 2006, the gross amount and expiry dates of losses available for carry forward are as follows:

	Expiring within
	5 years	Unlimited	Total
	£m	£m	£m

Losses for which a deferred tax asset is recognised	1	1,451	1,452
Losses for which no deferred tax is recognised	172	31,331	31,503

	173	32,782	32,955

Included above are losses amounting to £1,939 million (2005: £1,870 million) in respect of UK subsidiaries which are only available for offset against future capital gains and since it is uncertain whether these losses will be utilised, no deferred tax asset has been recognised.

The losses above also include £27,545 million (2005 £20,898 million) that have arisen in overseas holding companies as a result of revaluations of those companies’ investments for local GAAP purposes. Since it is uncertain whether these losses will be utilised no deferred tax asset has been recognised.

In addition to the losses described above, the Group has potential tax losses of £35,250 million (2005: £34,674 million) in respect of a write down in the value of investments in Germany. These losses have to date been denied by the German tax authorities. Vodafone is in continuing discussions with them regarding the availability of the losses, however the outcome of these discussions and the timing of the resolution are not yet known. The Group has not recognised the availability of the losses, nor the income statement benefit arising from them, due to this uncertainty. If upon resolution a benefit is recognised, it may impact both the amount of current income taxes provided since the date of initial deduction and the amount of the benefit from tax losses the Group will recognise. The recognition of these benefits could affect the overall profitability of the Group in future periods.

The Group holds provisions in respect of deferred taxation that would arise if temporary differences on investments in subsidiaries, associates and interests in joint ventures were to be realised after the balance sheet date. No deferred tax liability has been recognised in respect of a further £23,038 million (2005: £15,060 million) of unremitted earnings of subsidiaries, associates and joint ventures because the Group is in a position to control the timing of the reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future.

7.   Equity dividends

	2006	2005
	£m	£m

Declared and paid during the financial year:
Final dividend for the year ended 31 March 2005: 2.16 pence per share
(2004: 1.078 pence per share)	1,386	728
Interim dividend for the year ended 31 March 2006: 2.20 pence per share
(2005: 1.91 pence per share)	1,367	1,263

	2,753	1,991

Proposed or declared after the balance sheet date and not recognised as a liability:
Final dividend for the year ended 31 March 2006: 3.87 pence per share
(2005: 2.16 pence per share)	2,327	1,386

Vodafone Group Plc Annual Report 2006	87

Back to Contents

Notes to the Consolidated Financial Statements
continued

8.   (Loss)/earnings per share

	2006	2005
	Millions	Millions

Weighted average number of shares for basic (loss)/earnings per share	62,607	66,196
Effect of dilutive potential shares: restricted shares and share options	–	231

Weighted average number of shares for diluted (loss)/earnings per share	62,607	66,427

	£m	£m

(Loss)/earnings for basic and diluted earnings per share
Continuing operations	(17,318)	5,375
Discontinued operations	(4,598)	1,035

Total	(21,916)	6,410

	Pence per share	Pence per share

(Loss)/earnings per share from continuing operations:
Basic (loss)/earnings per share	(27.66)	8.12
Diluted (loss)/earnings per share(2)	(27.66)	8.09

(Loss)/earnings per share from continuing and discontinued operations(1):
Basic (loss)/earnings per share	(35.01)	9.68
Diluted (loss)/earnings per share(2)	(35.01)	9.65

	£m	£m

Basic and diluted (loss)/earnings per share for continuing operations is stated inclusive of the following items:
Impairment losses (note 10)	(23,515)	(475)
Other income and expense	15	–
Share of associated undertakings non-operating income (note 14)	17	–
Non-operating income and expense	(2)	(7)
Changes in fair value of equity put rights and similar arrangements (note 5)(3)	(161)	(67)
Tax on the above items	–	(3)

	Pence per share	Pence per share

Impairment losses	(37.56)	(0.72)
Other income and expense	0.02	–
Share of associated undertakings non-operating income	0.03	–
Non-operating income and expense	–	(0.01)
Changes in fair value of equity put rights and similar arrangements(3)	(0.26)	(0.10)
Tax on the above items	–	–

Notes:
(1)	See note 29 for further information on discontinued operations including the per share effect of discontinued operations.
(2)	In the year ended 31 March 2006, 183 million shares have been excluded from the calculation of diluted loss per share as they are anti dilutive.
(3)	Comprises the fair value movement in relation to the potential put rights held by Telecom Egypt over its 25.5% interest in Vodafone Egypt and the fair value of a financial liability in relation to the minority partners of Arcor, the Group’s non-mobile operation in Germany.
Following the sale of 16.9% of Vodafone Egypt to Telecom Egypt, the Group signed a shareholder agreement with Telecom Egypt setting out the basis under which the Group and Telecom Egypt would each contribute a 25.5% interest in Vodafone Egypt to a newly formed company to be 50% owned by each party. Within this shareholder agreement, Telecom Egypt was granted a put option over its entire interest in Vodafone Egypt giving Telecom Egypt the right to put its shares back to the Group at deemed fair value. In the 2006 financial year, the shareholder agreement between Telecom Egypt and Vodafone expired and the associated rights and obligations contained in the shareholder agreement terminated, including the aforementioned put option. However, the original shareholders agreement contained an obligation on both parties to use reasonable efforts to renegotiate a revised shareholder agreement for their direct shareholding in Vodafone Egypt on substantially the same terms as the original agreement, which may or may not lead to a new agreement containing a put option under the terms described above. As of 31 March 2006, the parties have not agreed to abandon such efforts and as such the financial liability relating to the initial shareholder agreement has been retained in the Group’s balance sheet as at 31 March 2006. Fair value movements are determined by the reference to the quoted share price of Vodafone Egypt. For the year ended 31 March 2006, a charge of £105 million was recognised.
The capital structure of Arcor provides all partners, including Vodafone, the right to withdraw capital from 31 December 2026 onwards and this right in relation to the minority partner has been recognised as a financial liability. Fair value movements are determined by reference to a calculation of enterprise value of the partnership. For the year ended 31 March 2006, a charge of £56 million was recognised.
The valuation of these financial liabilities is inherently unpredictable and changes in the fair value could have a material impact on the future results and financial position of Vodafone.

88	Vodafone Group Plc Annual Report 2006

Back to Contents

Financials

9.   Intangible assets

		Licences and	Computer
	Goodwill	spectrum fees	software	Other	Total
	£m	£m	£m	£m	£m

Cost:
1 April 2004	78,753	15,178	2,432	–	96,363
Exchange movements	1,519	254	39	(5)	1,807
Arising on acquisition	1,239	229	–	654	2,122
Additions	–	126	528	–	654
Disposals	(37)	–	(35)	–	(72)

31 March 2005	81,474	15,787	2,964	649	100,874
Reclassification as held for sale	(8,295)	(214)	(36)	(620)	(9,165)

	73,179	15,573	2,928	29	91,709
Exchange movements	1,291	216	51	22	1,580
Arising on acquisition	2,802	1,196	20	699	4,717
Additions	–	6	616	10	632
Disposals	(1,142)	–	(43)	(5)	(1,190)

31 March 2006	76,130	16,991	3,572	755	97,448

Accumulated impairment losses and amortisation:
1 April 2004	–	361	1,378	–	1,739
Exchange movements	–	12	21	(2)	31
Amortisation charge for the year(1)	–	926	494	96	1,516
Impairment losses	475	–	–	–	475
Disposals	–	–	(35)	–	(35)

31 March 2005	475	1,299	1,858	94	3,726
Reclassification as held for sale	–	(8)	(7)	(90)	(105)

	475	1,291	1,851	4	3,621
Exchange movements	513	38	33	4	588
Amortisation charge for the year	–	1,030	493	102	1,625
Impairment losses	23,515	–	–	–	23,515
Disposals	(979)	–	(38)	(2)	(1,019)

31 March 2006	23,524	2,359	2,339	108	28,330

Net book value:
31 March 2006	52,606	14,632	1,233	647	69,118

31 March 2005	80,999	14,488	1,106	555	97,148

Note:
(1)	The amortisation charge for the year includes £100 million in relation to discontinued operations

The net book value at 31 March 2006 and expiry dates of the most significant purchased licences, are as follows:

		2006
	Expiry date	£m

Germany	December 2020	5,165
UK	December 2021	5,245

Vodafone Group Plc Annual Report 2006	89

Back to Contents

Notes to the Consolidated Financial Statements
continued

9.   Intangible assets  continued
Goodwill, analysed by reportable segment, is as follows:

						Other	Other
						mobile	operations
	Germany	Italy	Japan	Spain	UK	operations	Germany	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Cost:
1 April 2004	34,824	19,291	7,523	10,125	713	6,237	40	78,753
Exchange movements	941	521	(428)	274	–	210	1	1,519
Arising on acquisition	–	–	1,200	–	–	39	–	1,239
Disposals	–	–	–	–	–	(37)	–	(37)

31 March 2005	35,765	19,812	8,295	10,399	713	6,449	41	81,474
Reclassification as held for sale	–	–	(8,295)	–	–	–	–	(8,295)

	35,765	19,812	–	10,399	713	6,449	41	73,179
Exchange movements	595	330	–	172	–	192	2	1,291
Arising on acquisition	–	15	–	–	3	2,784	–	2,802
Disposals	–	–	–	–	–	(1,142)	–	(1,142)

31 March 2006	36,360	20,157	–	10,571	716	8,283	43	76,130

Accumulated impairment losses:
1 April 2004	–	–	–	–	–	–	–	–
Impairment losses	–	–	–	–	–	475	–	475

31 March 2005	–	–	–	–	–	475	–	475
Exchange movements	442	82	–	–	–	(11)	–	513
Impairment losses	19,400	3,600	–	–	–	515	–	23,515
Disposals	–	–	–	–	–	(979)	–	(979)

31 March 2006	19,842	3,682	–	–	–	–	–	23,524

Net book value:
31 March 2006	16,518	16,475	–	10,571	716	8,283	43	52,606

31 March 2005	35,765	19,812	8,295	10,399	713	5,974	41	80,999

90	Vodafone Group Plc Annual Report 2006

Back to Contents

Financials

10.   Impairment
The following cash-generating units, being the lowest level of asset for which there are separately identifiable cash flows, have carrying amounts of goodwill that are considered significant in comparison with the Group’s total goodwill balance:

	2006	2005
	£m	£m

Germany	16,518	35,765
Italy	16,475	19,812
Spain	10,571	10,399
Japan(1)	–	8,295

	43,564	74,271
Multiple units without significant goodwill	9,042	6,728

	52,606	80,999

Note:
(1)	Goodwill of £8,295 million relating to the Group’s mobile operations in Japan has been reclassified to assets included in the disposal group held for sale, following the Group’s announcement of its intention to dispose of its operations in Japan on17 March 2006.

In accordance with accounting standards, the Group undertakes an annual test for impairment of its cash generating units. The most recent test was undertaken at 31 January 2006. The tests in the years ended 31 March 2006 and 2005 were based on value in use calculations.

Impairment losses
The impairment losses recognised in the income statement, as a separate line item within operating profit, in respect of goodwill are as follows:

	2006	2005
	£m	£m

Germany	19,400	–
Italy	3,600	–
Other Mobile Operations – Sweden	515	475

	23,515	475

Germany and Italy
The carrying value of goodwill of the Group’s mobile operations in Germany and Italy, with each representing a reportable segment, has been impaired due to Vodafone having revised its view of longer term trends for these businesses given certain developments in the current market environment.

The German market has seen recent intensification in price competition, principally from new market entrants, together with high levels of penetration and continued regulated reductions in incoming call rates.

In Italy, competitive pressures are increasing with the mobile network operators competing aggressively on subsidies and, increasingly, on price.

The impairment losses were determined as part of the annual test for impairment and were based on value in use calculations using the pre-tax risk adjusted discount rates disclosed on page 92.

Sweden
The impairment of the carrying value of goodwill of the Group’s mobile operation in Sweden in the years ended 31 March 2006 and 2005 resulted from fierce competition in the Swedish market combined with onerous 3G licence obligations. Vodafone Sweden forms part of the Group’s Other Mobile Operations, which is a reportable segment.

Prior to its disposal in the year in the year ended 31 March 2006, the carrying value of goodwill was tested for impairment at an interim date as increased competition provided an indicator that the goodwill may have been further impaired. The recoverable amount of the goodwill was determined as the fair value less costs to sell, reflecting the announcement on 31 October 2005 that the Group’s 100% interest in Vodafone Sweden was to be sold for €953 million (£653 million). The sale completed on 5 January 2006.

In the year ended 31 March 2005, the impairment was determined as part of the annual test for impairment and was based on value in use calculations. A pre-tax risk adjusted discount rate of 9.7% was used in the value in use calculation.

Key assumptions used in the value in use calculations
The Group prepares and internally approves formal ten year plans for its businesses. For the year ended 31 March 2005, the Group used these plans for its value in use calculations. The plans included cash flow projections for the mobile businesses which were expected to have growth rates in excess of the long-term average growth rates, beyond an initial five year period, for the markets in which they operate.

In the year ended 31 March 2006, the most recent management plans have shown that the need to reflect a differing growth profile beyond an initial five year period has diminished in a number of the Group’s key operating companies as the Group has revised its view of longer term trends. Accordingly, the directors believe it is now appropriate to use projections of five years for its value in use calculations, except in markets which are forecast to grow ahead of the long term growth rate for the market. At 31 March 2006, the value in use calculation for the Group’s joint venture in India used a ten year plan reflecting the low penetration of mobile telecommunications in the country and the expectation of strong revenue growth throughout the ten year plan.

Vodafone Group Plc Annual Report 2006	91

Back to Contents

Notes to the Consolidated Financial Statements
continued

10.   Impairment continued
The key assumptions used in determining the value in use are:

Assumption	How determined

Budgeted EBITDA	Budgeted EBITDA, calculated as adjusted operating profit before depreciation and amortisation, has been based on past experience adjusted for the following:

• voice and messaging revenue is expected to benefit from increased usage from new customers, the introduction of new services and traffic moving from fixed networks to mobile networks, though these factors will be partially offset by increased competitor activity, which may result in price declines, and the trend of falling termination rates;

• non-messaging data revenue is expected to continue to grow strongly as the penetration of 3G enabled devices rises and new products and services are introduced; and

• margins are expected to be impacted by negative factors such as an increase in the cost of acquiring and retaining customers in increasingly competitive markets and the expectation of further termination rates cuts by regulators; and by positive factors such as the efficiencies expected from the implementation of One Vodafone initiatives.

Budgeted capital expenditure	The cash flow forecasts for capital expenditure is based on past experience and includes the ongoing capital expenditure required to provide enhanced voice and data products and services and to meet the population coverage requirements of certain of the Group’s licences. Capital expenditure includes cash outflows for the purchase of property, plant and equipment and computer software.

Long term growth rate	For mobile businesses, a long term growth rate into perpetuity has been determined as the lower of:

• the nominal GDP rates for the country of operation; and

• the long term compound annual growth rate in EBITDA implied by the business plan.

For non-mobile businesses, no growth is expected beyond management’s plans for the initial five year period.

Pre-tax risk adjusted discount rate	The discount rate applied to the cash flows of each the Group’s operations is based on the risk free rate for ten year bonds issued by the government in the respective market, adjusted for a risk premium to reflect both the increased risk of investing in equities and the systematic risk of the specific Group operating company. In making this adjustment, inputs required are the equity market risk premium (that is the required increased return required over and above a risk free rate by an investor who is investing in the market as a whole) and the risk adjustment (“beta”) applied to reflect the risk of the specific Group operating company relative to the market as a whole.

In determining the risk adjusted discount rate, management have applied an adjustment for the systematic risk to each of the Group’s operations determined using an average of the beta’s of comparable listed mobile telecommunications companies and, where available and appropriate, across a specific territory. Management have used a forward looking equity market risk premium that takes into consideration both studies by independent economists, the average equity market risk premium over the past ten years and the market risk premiums typically used by investment banks in evaluating acquisition proposals.

The following assumptions have been applied in the value in use calculations as follows:

	Pre-tax risk adjusted discount rate		Long term growth rate

	2006	2005	2006	2005
	%	%	%	%

Germany	10.1	9.6	1.1	2.7
Italy	10.1	9.2	1.5	4.1
Spain	9.0	9.3	3.3	3.4

Impact of a reasonably possible change in a key assumption
For those cash generating units, or the aggregate of cash generating units which are not individually significant, where a reasonably possible change in a key assumption would lead to an impairment loss, the following provides additional information on the sensitivity of such a change on the recoverable amount.

	Germany	Italy
	£m	£m

Amount by which recoverable amount exceeded the carrying value at 31 January 2006	–	–

	%	%

Key assumptions:
Budgeted EBITDA(1)	0.3	(1.8)
Budgeted capital expenditure(2)	9.3 to 9.0	13.4 to 8.5

Notes:
(1)	Compound annual growth rates in the initial five years of the Group’s approved financial plans.
(2)	Range of capital expenditure as a percentage of revenue in the initial five years of the Group’s approved plans.

As noted above, there has been an impairment loss recognised in the year ended 31 March 2006 in respect of Germany and Italy, whose carrying values, therefore, equalled their respective recoverable amounts at 31 January 2006, the date of the Group’s annual impairment test. As a result, any adverse change in key assumption would cause a further impairment loss to be recognised.

92	Vodafone Group Plc Annual Report 2006

Back to Contents

Financials

11.   Property, plant and equipment

		Equipment,
	Land and	fixtures and	Network
	buildings	fittings	infrastructure	Total
	£m	£m	£m	£m

Cost:
1 April 2004	1,193	3,893	22,759	27,845
Exchange movements	8	38	(54)	(8)
Additions	125	1,393	3,064	4,582
Disposals	(23)	(253)	(368)	(644)

31 March 2005	1,303	5,071	25,401	31,775
Reclassification as held for sale	(209)	(201)	(7,599)	(8,009)

	1,094	4,870	17,802	23,766
Exchange movements	11	199	252	462
Arising on acquisition	3	404	492	899
Additions	55	984	2,350	3,389
Disposal of businesses	(6)	(111)	(820)	(937
Disposals	(67)	(257)	(412)	(736)
Reclassifications	22	306	(328)	–

31 March 2006	1,112	6,395	19,336	26,843

Accumulated depreciation and impairment:
1 April 2004	280	2,060	8,393	10,733
Exchange movements	4	16	(6)	14
Charge for the year(1)	81	791	3,127	3,999
Disposals	(9)	(204)	(200)	(413)

31 March 2005	356	2,663	11,314	14,333
Reclassification as held for sale	(44)	(101)	(3,347)	(3,492)

	312	2,562	7,967	10,841
Exchange movements	3	90	132	225
Charge for the year	62	905	2,112	3,079
Disposal of businesses	(1)	(75)	(281)	(357)
Disposals	(26)	(243)	(336)	(605)
Reclassifications	3	306	(309)	–

31 March 2006	353	3,545	9,285	13,183

Net book value:
31 March 2006	759	2,850	10,051	13,660

31 March 2005	947	2,408	14,087	17,442

Note:
(1)	The depreciation charge for the year includes £1,114 million in relation to discontinued operations.

The net book value of equipment, fixtures and fittings and network infrastructure includes £2 million and £50 million, respectively (2005: £3 million and £118 million) in relation to assets held under finance leases (see note 24).

Included in the net book value of land and buildings, equipment, fixtures and fittings and network infrastructure are assets in the course of construction, which are not depreciated, with a cost of £30 million, £290 million and £677 million, respectively (2005: £15 million, £360 million and £837 million).

Borrowings of £426 million (2005: £327 million) have been secured against property, plant and equipment.

Vodafone Group Plc Annual Report 2006	93

Back to Contents

Notes to the Consolidated Financial Statements
continued

12.   Principal subsidiary undertakings
At 31 March 2006, the Company had the following subsidiary undertakings carrying on businesses which principally affect the profits and assets of the Group. They have the same year end date as the Company, unless otherwise stated, and have been included in the Consolidated Financial Statements.

Unless otherwise stated, the Company’s principal subsidiary undertakings all have share capital consisting solely of ordinary shares and are indirectly held. The country of incorporation or registration of all subsidiary undertakings is also their principal place of operation.

		Country of
		incorporation	Percentage	(1)
Name	Principal activity	or registration	shareholdings

Arcor AG & Co. KG(2)	Fixed line operator	Germany	73.7
Vodafone Albania Sh.A.(3)	Mobile network operator	Albania	99.9
Vodafone Americas Inc.(4)	Holding company	USA	100.0
Vodafone Czech Republic a.s.(5)	Mobile network operator	Czech Republic	100.0
Vodafone D2 GmbH	Mobile network operator	Germany	100.0
Vodafone Egypt Telecommunications S.A.E.	Mobile network operator	Egypt	50.1
Vodafone Espana S.A.	Mobile network operator	Spain	100.0
Vodafone Europe B.V.	Holding company	Netherlands	100.0
Vodafone Group Services Limited(6)	Global products and services provider	England	100.0
Vodafone Holding GmbH(3)	Holding company	Germany	100.0
Vodafone Holdings Europe S.L.	Holding company	Spain	100.0
Vodafone Hungary Mobile Telecommunications Limited	Mobile network operator	Hungary	100.0
Vodafone International Holdings B.V.	Holding company	Netherlands	100.0
Vodafone Investments Luxembourg S.a.r.l.	Holding company	Luxembourg	100.0
Vodafone Ireland Limited	Mobile network operator	Ireland	100.0
Vodafone K.K.(7)	Mobile network operator	Japan	97.7
Vodafone Libertel N.V.	Mobile network operator	Netherlands	99.9
Vodafone Limited	Mobile network operator	England	100.0
Vodafone Malta Limited	Mobile network operator	Malta	100.0
Vodafone Marketing S.a.r.l.	Provider of Partner Network services	Luxembourg	100.0
Vodafone Network Pty Limited	Mobile network operator	Australia	100.0
Vodafone New Zealand Limited	Mobile network operator	New Zealand	100.0
Vodafone-Panafon Hellenic Telecommunications Company S.A.	Mobile network operator	Greece	99.8
Vodafone Portugal-Comunicações Pessoais, S.A.	Mobile network operator	Portugal	100.0
Vodafone Romania S.A.(3)(8)	Mobile network operator	Romania	100.0

Notes:
(1)	Rounded to nearest tenth of one percent.
(2)	Arcor AG & Co. KG is a partnership and, accordingly, its share capital is comprised solely of partners’ capital rather than share capital.
(3)	Vodafone Romania S.A., Vodafone Albania Sh.A. and Vodafone Holding GmbH have a 31 December year end. Accounts are drawn up to 31 March 2006 for inclusion in the Consolidated Financial Statements.
(4)	Share capital consists of 597,379,729 ordinary shares and 1.65 million class D and E redeemable preference shares, of which 100% of the ordinary shares are held by the Group.
(5)	On 1 February 2006, Oskar Mobil a.s. changed its name to Vodafone Czech Republic a.s.
(6)	The entire issued share capital of Vodafone Group Services Limited is held directly by Vodafone Group Plc.
(7)	On 27 April 2006, the Group disposed of its 97.7% interest in Vodafone K.K. to a wholly-owned subsidiary of SoftBank Corporation.
(8)	On 18 April 2006, MobiFon S.A. changed its name to Vodafone Romania S.A.

94	Vodafone Group Plc Annual Report 2006

Back to Contents

Financials

13.   Investments in joint ventures
Principal joint ventures
Unless otherwise stated, the Company’s principal joint ventures all have share capital consisting solely of ordinary shares, which are indirectly held, and the country of incorporation or registration is also their principal place of operation. The accounts of the joint ventures are drawn up to 31 March 2006 for inclusion in the Consolidated Financial Statements. Summarised financial information of joint ventures is disclosed in note 37.

		Country of
		incorporation	Percentage	(1)
Name	Principal activity	or registration	shareholdings

Bharti Airtel Limited(2)	Mobile network and fixed line operator	India	10.0	(3)
Polkomtel S.A.(4)	Mobile network operator	Poland	19.6
Safaricom Limited(5)	Mobile network operator	Kenya	35.0	(3)
Vodacom Group (Pty) Limited	Holding company	South Africa	50.0
Vodafone Fiji Limited	Mobile network operator	Fiji	49.0	(3)
Vodafone Omnitel N.V.(6)	Mobile network operator	Netherlands	76.9	(7)

Notes:
(1)	Rounded to nearest tenth of one percent.
(2)	On 28 April 2006, Bharti Tele-Ventures Limited changed its name to Bharti Airtel Limited.
(3)	The Group holds substantive participating rights which provide it with a veto over the significant financial and operating policies of these entities and which ensure it is able to exercise joint control over these entities with the respective majority shareholder.
(4)	Latest statutory financial statements were drawn up to 31 December 2005.
(5)	The Group also holds two non-voting shares.
(6)	The principal place of operation of Vodafone Omnitel N.V. is Italy.
(7)	The Group considered the existence of substantive participating rights held by the minority shareholder which provide that shareholder with a veto right over the significant financial and operating policies of Vodafone Omnitel N.V. and determined that, as a result of these rights, the Group does not have control over the financial and operating policies of Vodafone Omnitel N.V., despite the Group’s 76.9% ownership interest.

Effect of proportionate consolidation of joint ventures
The following presents, on a condensed basis, the effect of including joint ventures in the Consolidated Financial Statements using proportionate consolidation:

	2006	2005
	£m	£m

Revenue	5,756	5,423
Cost of sales	(2,832)	(2,805)

Gross profit	2,924	2,618
Selling and distribution expenses	(251)	(230)
Administrative expenses	(634)	(389)
Impairment losses	(3,600)	–

Operating (loss)/profit	(1,561)	1,999
Net financing costs	27	64

(Loss)/profit before tax	(1,534)	2,063
Tax on (loss)/profit	(711)	(782)

(Loss)/profit for the financial year	(2,245)	1,281

Intangible assets	20,985	21,925
Property, plant and equipment	2,506	1,951
Other non-current assets	27	470

Non-current assets	23,518	24,346

Cash and cash equivalents	1,345	3,931
Other current assets	1,148	1,013

Current assets	2,493	4,944

Total assets	26,011	29,290

Current liabilities	2,059	1,583
Other non-current liabilities	535	363

	2,594	1,946
Total equity shareholders’ funds	23,402	27,340
Minority interests	15	4

Total equity and liabilities	26,011	29,290

Vodafone Group Plc Annual Report 2006	95

Back to Contents

Notes to the Consolidated Financial Statements
continued

14.   Investments in associated undertakings
The Company’s principal associated undertakings all have share capital consisting solely of ordinary shares, unless otherwise stated, and are all indirectly held. The country of incorporation or registration of all associated undertakings is also their principal place of operation. The accounts of the associated undertakings are drawn up to 31 March 2006 for inclusion in the Consolidated Financial Statements. The latest statutory financial statements of the associated undertakings were drawn up to 31 December 2005. Summarised financial information of associated undertakings is disclosed in note 37.

			Percentage	(1)
		Country of	shareholding/
		incorporation or	partnership
Name	Principal activity	registration	interest

Belgacom Mobile S.A.	Mobile network operator	Belgium	25.0
Cellco Partnership(2)	Mobile network operator	USA	45.0
Société Française du Radiotéléphone S.A.	Mobile network and fixed line operator	France	44.0
Swisscom Mobile A.G.	Mobile network operator	Switzerland	25.0

Notes:
(1)	Rounded to nearest tenth of one percent.
(2)	Cellco Partnership trades under the name Verizon Wireless. The registered or principal office of the partnership is 180 Washington Valley Road, Bedminster, New Jersey 07921, USA.

The Group’s share of the aggregated financial information of equity accounted associated undertakings is set out below:

	2006	2005
	£m	£m

Revenue	12,480	10,546

Operating profit	3,133	2,668
Non-operating income and expense	17	–
Net interest	(227)	(197)
Tax on profit	(443)	(448)
Minority interest	(52)	(43)

Share of result in associated undertakings	2,428	1,980

Non-current assets	29,055	25,739
Current assets	2,183	2,331

Share of total assets	31,238	28,070

Non-current liabilities	4,141	2,476
Current liabilities	3,468	4,938
Minority interests	432	422

Share of total liabilities	8,041	7,836

Share of net assets in associated undertakings	23,197	20,234

15.   Other investments
Other investments comprise the following, all of which are available-for-sale:

	2006	2005
	£m	£m

Listed securities:
Equity securities	1,938	1,117
Unlisted securities:
Equity securities	7	16
Public debt and bonds	20	16
Cash held in restricted deposits	154	32

	2,119	1,181

The fair values of listed securities are based on quoted market prices, and include the Group’s 3.3% investment in China Mobile (Hong Kong) Limited, which is listed on the Hong Kong and New York stock exchanges and incorporated under the laws of Hong Kong. China Mobile (Hong Kong) Limited is a mobile network operator and its principal place of operation is China.

Unlisted equity securities are recorded at cost, as their fair values cannot be reliably measured as there is no active market upon which they are traded.

For all other unlisted securities, the carrying amount approximates the fair value.

The total unrealised gain in respect of listed securities was £1,080 million (2005: £330 million).

96	Vodafone Group Plc Annual Report 2006

Back to Contents

Financials

16.   Inventory

	2006	2005
	£m	£m

Goods held for resale	297	440

Inventory is reported net of allowances for obsolescence, an analysis of which is as follows:

	2006	2005
	£m	£m

At 1 April	121	189
Transfer in respect of discontinued operations	(40)	–
Exchange movements	1	(4)
Amounts charged/(credited) to the income statement	15	(64)

At 31 March	97	121

Cost of sales includes amounts related to inventory amounting to £3,662 million (2005: £3,205 million).

17.   Trade and other receivables

	2006	2005
	£m	£m

Included within non-current assets:
Trade receivables	37	42
Other receivables	28	113
Prepayments and accrued income	65	66
Derivative financial instruments	231	364

	361	585

Included within current assets:
Trade receivables	2,462	2,802
Amounts owed by associated undertakings	12	22
Other receivables	399	396
Prepayments and accrued income	1,486	1,900
Derivative financial instruments	79	44

	4,438	5,164

The Group’s trade receivables are stated after allowances for bad and doubtful debts, an analysis of which is as follows:

	2006	2005
	£m	£m

At 1 April	474	441
Transfer in respect of discontinued operations	(41)	–
Exchange movements	4	5
Amounts charged to administrative expenses	168	222
Trade receivables written off	(174)	(194)

At 31 March	431	474

Concentrations of credit risk with respect to trade receivables are limited due to the Group’s customer base being large and unrelated. Due to this, the directors believe there is no further credit risk provision required in excess of the allowance for bad and doubtful debts.

The carrying amounts of trade and other receivables approximate their fair value. Trade and other receivables are predominantly non-interest bearing.

Vodafone Group Plc Annual Report 2006	97

Back to Contents

Notes to the Consolidated Financial Statements
continued

17. Trade and other receivables continued Included within “Derivative financial instruments” is the following:
	2006	2005
	£m	£m

Fair value through the income statement:
Interest rate swaps	19	–
Foreign exchange swaps	30	42
Option contracts	1	–
Other derivatives	–	1

	50	43
Fair value hedges:
Interest rate swaps	260	365

	310	408

The fair values of these financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest and foreign currency rates prevailing at the year end.

18. Cash and cash equivalents
	2006	2005
	£m	£m

Cash at bank and in hand	948	343
Money market funds	1,841	2,708
Repurchase agreements	–	206
Commercial paper	–	512

Cash and cash equivalents as presented in the balance sheet	2,789	3,769
Bank overdrafts	(18)	(43)
Cash and cash equivalents of discontinued operations (note 29)	161	–

Cash and cash equivalents as presented in the cash flow statement	2,932	3,726

Bank balances and money market funds comprise cash held by the Group on a short-term basis with original maturity of three months or less. The carrying amount of these assets approximates their fair value.

All commercial paper and repurchase agreements have a maturity of less than three months and the carrying value approximates the fair value.

All repurchase agreements represent fully collateralised bank deposits.

19. Called up share capital
		2006		2005
	Number	£m	Number	£m

Authorised:
Ordinary shares of US$0.10 each	78,000,000,000	4,875	78,000,000,000	4,875

Ordinary shares allotted, issued and fully paid:
1 April	68,380,866,539	4,286	68,263,933,048	4,280
Allotted during the year	120,466,245	7	116,933,491	6
Cancelled during the year	(2,250,000,000)	(128)	–	–

31 March	66,251,332,784	4,165	68,380,866,539	4,286

Note:
(1)	At 31 March 2006, the Group held 6,132,757,329 (2005: 3,814,233,598) treasury shares with a nominal value if £353 million (2005: £205 million). The market value of shares held is £7,390 million (2005: £5,359 million).

Allotted during the year
		Nominal
		value	Net proceeds
	Number	£m	£m

UK share awards and option scheme awards	85,744,935	5	122
US share awards and option scheme awards	34,721,310	2	37

Total for share option schemes and restricted stock awards	120,466,245	7	159

Cancelled during the year
During the year 2,250,000,000 (2005: nil) treasury shares were cancelled in order to comply with Companies Act 1985 requirements in relation to the amount of issued share capital that can be held in treasury.

98	Vodafone Group Plc Annual Report 2006

Back to Contents

Financials

20.   Share-based payments
The Company currently uses a number of equity settled share plans to grant options and shares to its directors and employees.

Share options
Vodafone Group savings related and Sharesave schemes
The Vodafone Group 1998 Sharesave Scheme (the “Sharesave Scheme”) enables UK staff to acquire shares in the Company through monthly savings of up to £250 a year over a three or five year period, at the end of which they also receive a tax free bonus. The savings and bonus may then be used to purchase shares at the option price, which is set at the beginning of the savings contract and usually at a discount of 20% to the then prevailing market price of the Company’s shares. Invitations to participate in this scheme are usually made annually.

Vodafone Group executive schemes
The Company has a number of discretionary share option plans, under which awards are no longer made. The current share options plans in place are the Vodafone Group 1998 Company Share Option Scheme and Vodafone Group 1988 Executive Share Option Scheme (which are UK HM Revenue and Customs approved) and the Vodafone Group 1998 Executive Share Option Scheme and the Vodafone 1988 Share Option Scheme (which are unapproved). Options under discretionary schemes are subject to performance conditions. Options are normally exercisable between three and ten years from the date of grant.

Vodafone Group 1999 Long Term Stock Incentive Plan and ADSs
The Vodafone Group Plc 1999 Long Term Stock Incentive Plan is a discretionary plan under which both share option grants and share awards may be made. For grants made to US employees, prior to 7 July 2003 the options have phased vesting over a four year period and are exercisable in respect of ADSs. For grants made after 6 July 2003, options are normally exercisable between three and ten years from the date of grant, subject to the satisfaction of predetermined performance conditions and are exercisable in respect of ordinary shares listed on the London Stock Exchange, or ADSs for US employees.

Other share option schemes
Share option schemes are operated by certain of the Group’s subsidiary and associated undertakings, under which options are only issued to key personnel.

Share plans
Share Incentive Plan
The Share Incentive Plan enables UK staff to acquire shares in the Company through monthly purchases of up to £125 per month or 5% of salary, whichever is lower. For each share purchased by the employee, the Company provides a free matching share.

In addition to the above, all permanent employees at 1 April 2005 received an award of 320 shares (2005: 350) (known as "All Shares") in Vodafone Group Plc on 1 July 2005 (5 July 2004), under the Vodafone Group Plc Global All Employee Share Plan. The awards vest after two years and are not subject to performance conditions other than continued employment.

Restricted share plans
Under the Vodafone Group Short Term Incentive Plan, introduced in 1998, shares are conditionally awarded to directors based on achievement of one year performance targets. Release of the shares is deferred for a further two years and is subject to continued employment. Additional shares are released at this time if a further performance condition has been satisfied over the two year period.

Under the Vodafone Group Long Term Incentive Plan and the Vodafone Group Plc 1999 Long Term Stock Incentive Plan referred to above, awards of performance shares are granted to directors and certain employees. The release of these shares is conditional upon achievement of performance targets measured over a three year period.

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

b.	5% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shares which have been allocated in the preceding ten year period under all plans other than the Sharesave Scheme and the Vodafone Group Plc All Employee Share Plan.

Vodafone Group Plc Annual Report 2006	99

Back to Contents

Notes to the Consolidated Financial Statements
continued

20. Share-based payments continued Movements in ordinary share options and ADS options outstanding
	ADS		Ordinary

	2006	2005	2006	2005
	Millions	Millions	Millions	Millions

1 April	11	18	1,123	1,184
Granted during the year	–	–	64	60
Forfeited during the year	–	(2)	(40)	(61)
Exercised during the year	(2)	(5)	(325)	(60)
Expired during the year	(1)	–	(35)	–

31 March	8	11	787	1,123

Weighted average exercise price:
1 April	$24.49	$23.36	£1.25	£1.16
Granted during the year	–	–	£1.35	£1.17
Forfeited during the year	–	$28.52	£1.46	£1.43
Exercised during the year	$15.08	$16.75	£0.93	£0.94
Expired during the year	$36.83	–	£1.83	–

31 March	$26.53	$24.49	£1.32	£1.25

Summary of options outstanding and exercisable at 31 March 2006
	Outstanding			Exercisable

			Weighted			Weighted
		Weighted	average		Weighted	average
	Outstanding	average	remaining	Exercisable	average	remaining
	shares	exercise	contractual life	shares	exercise	contractual life
	Millions	price	Months	Millions	price	Months

Vodafone Group Savings Related and Sharesave Scheme:
£0.01 – £1.00	21	£0.84	24	–	–	–
£1.01 – £2.00	12	£1.10	39	–	–	–

	33	£0.93	30	–	–	–

Vodafone Group Executive Schemes:
£1.01 – £2.00	17	£1.58	29	17	£1.58	29
£2.01 – £3.00	33	£2.75	49	33	£2.75	49

	50	£2.34	42	50	£2.34	42

Vodafone Group 1999 Long Term Stock Incentive Plan:
£0.01 – £1.00	227	£0.91	75	227	£0.91	75
£1.01 – £2.00	446	£1.39	78	213	£1.56	60
£2.01 – £3.00	12	£2.92	16	12	£2.92	16

	685	£1.26	76	452	£1.27	66

Other Share Option Plans:
£0.01 – £1.00	2	£0.73	16	2	£0.73	15
£1.01 – £2.00	14	£1.37	37	11	£1.47	36
£2.01 – £3.00	3	£2.17	25	3	£2.17	25

	19	£1.45	33	16	£1.54	32

Vodafone Group 1999 Long Term Stock Incentive Plan:
$10.01 – $20.00	2	$13.96	76	–	–	–
$20.01 – $30.00	3	$21.60	53	1	$22.55	28
Greater than $30.01	3	$42.59	7	3	$42.59	7

	8	$26.49	44	4	$35.20	15

100	Vodafone Group Plc Annual Report 2006

Back to Contents

Financials

Movements in non-vested shares during the year ended 31 March 2006 is as follows:

		All Shares		Other		Total

		Weighted		Weighted		Weighted
		average fair		average fair		average fair
		value at grant		value at grant		value at grant
	Millions	date	Millions	date	Millions	date

1 April 2005	19	£1.11	103	£1.07	122	£1.08
Granted	19	£1.27	73	£1.22	92	£1.23
Vested	(1)	£1.12	(16)	£1.04	(17)	£1.04
Forfeited	(2)	£1.19	(19)	£1.02	(21)	£1.04

31 March 2006	35	£1.19	141	£1.16	176	£1.17

Fair value
		ADS Options			Ordinary Share Options

			Board of directors and
		Other	and Executive Committee			Other

	2006	2005	2006	2005	2006	2005

Expected life of option (years)	8 – 9	6 – 7	6 – 7	5 – 6	8 – 9	6 – 7
Expected share price volatility	17.9 –18.9%	25.6 – 26.6%	17.6 –18.6%	24.3 – 25.3%	17.9 –18.9%	25.6 – 26.6%
Dividend yield	2.8 – 3.2%	1.7 – 2.1%	2.6 – 3%	1.7 – 2.1%	2.8 – 3.2%	1.7 – 2.1%
Risk free rates	4.2%	5.1%	4.2%	5.2%	4.2%	5.1%
Exercise price	£1.36	£1.40	£1.45	£1.40	£1.36	£1.40

The fair value of the options is estimated at the date of grant using a lattice-based option valuation model (i.e. binomial model) that uses the assumptions noted in the above table. Lattice-based option valuation models incorporate ranges of assumptions for inputs and those ranges are disclosed above. The executive options have a market based performance condition attached and hence the assumptions are disclosed separately.

The Group uses historical data to estimate option exercise and employee termination within the valuation model; seperate groups of employees that have similar historical exercise behaviour are considered separately for valuation purposes. The expected life of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding; the range given above results from certain groups of employees exhibiting different behaviour. Expected volatilities are based on implied volatilities as determined by a simple average of no less than three international banks excluding the highest and lowest numbers. The risk-free rates for periods within the contractual life of the option are based on the UK gilt yield curve in effect at the time of grant.

Shares used for the Group’s employee incentive plans can be newly issued shares, shares held in treasury or market purchased shares either through the Company's employee benefit trust or direct from the market or a combination of sources. The source of the shares is determined by the Company having regard to what is considered the most efficient source at the relevant time.

Some share awards have an attached market condition, based on Total Shareholder Return (“TSR”), which is taken into account when calculating fair value of the share awards. The valuation methodology for the TSR was based on Vodafone’s ranking within the same group of companies (where possible) over the past 10 years. The volatility of the ranking over a three year period was used to determine the probability weighted percentage number of shares that could be expected to vest and hence affect fair value.

Other information
The weighted average grant-date fair value of options granted during the year 2006 was £0.30 (2005: £0.34). The total intrinsic value of options exercised during the year ended 31 March 2006 was £164 million (2005: £28 million). The aggregate intrinsic value of fully vested share options outstanding at the year end was £68 million and the aggregate intrinsic value of fully vested share options exercisable at the year end was £58 million. Cash received from the exercise of options under share options schemes was £356 million and the tax benefit realised from options exercised during the annual period was £24 million.

The total fair value of shares vested during the year ended 31 March 2006 was £18 million (2005: £5 million).

The compensation cost that has been charged against income in respect of share options and share plans for continuing operations was £109 million (2005: £130 million), which is comprised entirely of equity-settled transactions. Including discontinued operations, the compensation cost charged against income in respect of share options and share plans in total was £114 million (2005: £137 million). The total income tax benefit recognised in the consolidated income statement was £50 million (2005: £17 million). Compensation costs capitalised during the years ended 31 March 2006 and 31 March 2005 were insignificant. As of 31 March 2006, there was £162 million of total compensation cost relating to non-vested awards not yet recognised, which is expected to be recognised over a weighted average period of two years.

No cash was used to settle equity instruments granted under share-based payment schemes.

The average share price for the financial year was 136 pence.

Vodafone Group Plc Annual Report 2006	101

Back to Contents

Notes to the Consolidated Financial Statements
continued

21.   Transactions with equity shareholders

		Capital
	Share premium	redemption	Own shares	Additional paid
	account	reserve	held	in capital
	£m	£m	£m	£m

1 April 2004	52,154	–	(1,136)	99,950
Issue of new shares	130	–	–	(28)
Purchase of own shares	–	–	(3,997)	–
Own shares released on vesting of share awards	–	–	12	–
Share-based payment charge, inclusive of tax credit of £22 million	–	–	–	159

31 March 2005	52,284	–	(5,121)	100,081
Issue of new shares	152	–	–	(44)
Purchase of own shares	–	–	(6,500)	–
Own shares released on vesting of share awards	8	–	370	(8)
Cancellation of own shares held	–	128	3,053	–
Share-based payment charge, inclusive of tax credit of £9 million	–	–	–	123

31 March 2006	52,444	128	(8,198)	100,152

22. Movements in accumulated other recognised income and expense
			Available-for-sale
	Translation	Pensions	investments	Asset revaluation
	reserve	reserve	reserve	surplus	Total
	£m	£m	£m	£m	£m

1 April 2004	–	–	233	–	233
Gains/(losses) arising in the year	1,521	(102)	106	–	1,525
Tax effect	–	23	–	–	23

31 March 2005	1,521	(79)	339	–	1,781
Gains/(losses) arising in the year	1,486	(43)	710	112	2,265
Foreign exchange recycled on business disposal	36	–	–	–	36
Tax effect	–	13	(5)	–	8

31 March 2006	3,043	(109)	1,044	112	4,090

23. Movements in retained losses
	2006	2005
	£m	£m

1 April	(39,511)	(43,930)
(Loss)/profit for the financial year	(21,916)	6,410
Dividends (note 7)	(2,753)	(1,991)
Loss on issue of treasury shares	(123)	–
Cancellation of shares	(3,053)	–

31 March	(67,356)	(39,511)

24. Borrowings
			2006			2005

	Short-term	Long-term		Short-term	Long-term
	borrowings	borrowings	Total	borrowings	borrowings	Total
	£m	£m	£m	£m	£m	£m

Financial liabilities measured at amortised cost:
Bank loans	58	1,414	1,472	27	1,214	1,241
Bank overdrafts	18	–	18	43	–	43
Redeemable preference shares	–	902	902	–	845	845
Finance lease obligations	7	68	75	11	130	141
Bonds	–	3,928	3,928	–	906	906
Other liabilities	1,840	295	2,135	1,640	202	1,842
Loans in fair value hedge relationships	1,525	10,143	11,668	282	9,893	10,175

	3,448	16,750	20,198	2,003	13,190	15,193

102	Vodafone Group Plc Annual Report 2006

Back to Contents

Financials

Maturity of borrowings
The maturity profile of the Group’s non-derivative financial liabilities, using undiscounted cash flows and which, therefore, differs to both the carrying value and fair value, is as follows:

		Redeemable	Finance			Loans in fair
	Bank	preference	lease		Other	value hedge
	loans	shares	obligations	Bonds	liabilities	relationships	Total
	£m	£m	£m	£m	£m	£m	£m

Within one year	58	49	12	167	1,858	2,164	4,308
In one to two years	36	49	11	2,044	295	1,521	3,956
In two to three years	36	49	11	936	–	1,187	2,219
In three to four years	39	49	11	55	–	5,548	5,702
In four to five years	1,290	49	10	55	–	267	1,671
In more than five years	13	1,387	42	1,375	–	7,428	10,245

	1,472	1,632	97	4,632	2,153	18,115	28,101
Effect of discount/financing rates	–	(730)	(22)	(704)	–	(6,447)	(7,903)

31 March 2006	1,472	902	75	3,928	2,153	11,668	20,198

Within one year	27	45	21	43	1,683	590	2,409
In one to two years	1,176	45	21	43	192	2,143	3,620
In two to three years	4	45	20	43	–	1,488	1,600
In three to four years	5	45	18	43	–	1,056	1,167
In four to five years	8	45	17	43	10	5,619	5,742
In more than five years	21	1,323	76	1,196	–	4,806	7,422

	1,241	1,548	173	1,411	1,885	15,702	21,960
Effect of discount/financing rates	–	(703)	(32)	(505)	–	(5,527)	(6,767)

31 March 2005	1,241	845	141	906	1,885	10,175	15,193

The maturity profile of the Group’s financial derivatives, using undiscounted cash flows, is as follows:
		2006		2005

	Payable	Receivable	Payable	Receivable
	£m	£m	£m	£m

Within one year	14,012	14,009	5,701	5,855
In one to two years	609	600	412	515
In two to three years	545	556	391	435
In three to four years	456	523	345	393
In four to five years	332	315	273	357
In more than five years	2,839	2,851	2,045	2,176

	18,793	18,854	9,167	9,731

The currency split of the Group’s foreign exchange derivatives, all of which mature in less than one year, is as follows:

		2006		2005

	Payable	Receivable	Payable	Receivable
	£m	£m	£m	£m

Sterling	–	2,971	350	920
Euro	6,387	157	1,553	66
US dollar	3,646	9,655	1,258	3,961
Japanese yen	2,017	190	2,054	141
Other	1,323	361	91	247

	13,373	13,334	5,306	5,335

The £39 million net payable (2005: £29 million net receivable) foreign exchange financial instruments, in the table above, are split £69 million (2005: £13 million) within trade and other payables and £30 million (2005: £42 million) within trade and other receivables.

The present value of minimum lease payments under finance lease arrangements under which the Group has leased certain of its equipment is analysed as follows:

	2006	2005
	£m	£m

Within one year	7	11
In two to five years	31	64
In more than five years	37	66

Vodafone Group Plc Annual Report 2006	103

Back to Contents

Notes to the Consolidated Financial Statements
continued

24.   Borrowings continued
The fair value and carrying value of the Group’s financial liabilities, for short-term borrowings and long-term borrowings, is as follows:

	Fair	Fair	Carrying	Carrying
	value	value	value	value
	2006	2005	2006	2005
	£m	£m	£m	£m

Financial liabilities measured at amortised cost:
Bank loans	58	27	58	27
Bank overdrafts	18	43	18	43
Finance lease obligations	7	11	7	11
Other liabilities	1,840	1,640	1,840	1,640
Loans in fair value hedge relationships:
1.27% Japanese yen 25bn bond due 2005	–	124	–	124
1.93% Japanese yen 25bn bond due 2005	–	124	–	124
6.35% US dollar 200m bond due 2005	–	34	–	34
0.83% Japanese yen bond due 2006	15	–	15	–
5.4% euro400m bond due 2006	281	–	293	–
5.75% euro1.5bn bond due 2006	1,063	–	1,091	–
7.5% US dollar 400m bond due 2006	126	–	126	–

Short-term borrowings	3,408	2,003	3,448	2,003

Financial liabilities measured at amortised cost:
Bank loans	1,414	1,214	1,414	1,214
Redeemable preference shares	902	845	902	845
Finance lease obligations	68	130	68	130
Bonds:
US dollar FRN due June 2007	1,064	–	1,064	–
US dollar FRN due December 2007	859	–	867	–
Euro FRN due July 2008	873	–	875	–
US dollar FRN due June 2011	201	–	202	–
5.125% euro 500m bond due 2015	366	375	376	371
5% euro 750m bond due 2018	540	554	544	535
Other liabilities	295	202	295	202
Loans in fair value hedge relationships:
0.83% Japanese yen 3bn bond due 2006	–	15	–	15
1.78% Japanese yen 25bn bond due 2006	–	126	–	123
5.4% euro 400m bond due 2006	–	284	–	296
5.75% euro 1.5bn bond due 2006	–	1,080	–	1,102
7.5% US dollar 400m bond due 2006	–	120	–	115
4.161% US dollar 150m bond due 2007	86	79	85	79
2.575% Japanese yen 25bn bond due 2008	–	132	–	140
3.95% US dollar 500m bond due 2008	281	261	281	260
4.625% euro 250m bond due 2008	178	180	172	175
5.5% euro 400m bond due 2008	34	35	34	34
6.25% sterling 250m bond due 2008	257	258	255	255
6.25% sterling 150m bond due 2008	154	155	145	148
6.65% US dollar 500m bond due 2008	147	141	140	129
4.625% euro 500m bond due 2008	316	359	355	357
4.25% euro 1.4bn bond due 2009	990	1,000	1,008	1,017
4.25% euro 500m bond due 2009	354	357	360	364
4.75% euro 3bn bond due 2009	624	633	593	587
2.0% Japanese yen 25bn bond due 2010	–	131	–	121
2.28% Japanese yen 25bn bond due 2010	–	133	–	125
2.50% Japanese yen 25bn bond due 2010	–	135	–	121
7.75% US dollar 2.75bn bond due 2010	1,702	1,543	1,693	1,600
5.5% US dollar 750m bond due 2011	428	–	430	–
3.625% euro 750m bond due 2012	505	–	514	–
5.0% US dollar 1bn bond due 2013	549	513	559	528
4.625% sterling 350m bond due 2014	333	–	349	–
5.375% US dollar 500m bond due 2015	307	260	274	260
5.375% US dollar 400m bond due 2015	220	208	220	208
5.0% US dollar 750m bond due 2015	419	–	415	–
5.75% US dollar 750m bond due 2016	423	–	427	–
4.625% US dollar 500m bond due 2018	258	245	260	245
5.625% sterling 250m bond due 2025	254	253	271	258
7.875% US dollar 750m bond due 2030	499	496	542	512
5.9% sterling 450m bond due 2032	477	468	480	454
6.25% US dollar 495m bond due 2032	293	268	281	265

Long-term borrowings	16,670	13,188	16,750	13,190

Fair values are calculated using discounted cash flows with a discount rate based upon forward interest rates available to the Group at the balance sheet date.

104	Vodafone Group Plc Annual Report 2006

Back to Contents

Financials

Borrowing facilities
At 31 March 2006, the Group’s most significant committed borrowing facilities comprised two bank facilities of $5,925 million (£3,407 million) and $5,025 million (£2,890 million) expiring between two and five years and in more than five years, respectively (2005: two bank facilities of $5,525 million (£2,926 million) and $4,853 million (£2,570 million)), and a ¥259 billion (£1,265 million, 2005: ¥225 billion (£1,112 million)) term credit facility, which expires between two and five years. The bank facilities remained undrawn throughout the year and the ¥259 billion term credit facility was fully drawn down on 21 December 2005.

Under the terms and conditions of the $5,925 million and $5,025 million bank facilities, lenders have the right, but not the obligation, to cancel their commitment 30 days from the date of notification of a change of control of the Company and have outstanding advances repaid on the last day of the current interest period. The facility agreement provides for certain structural changes that do not affect the obligations of the Company to be specifically excluded from the definition of a change of control. This is in addition to the rights of lenders to cancel their commitment if the Company has committed an event of default. Substantially the same terms and conditions apply in the case of Vodafone Finance K.K.’s ¥259 billion term credit facility, although the change of control provision is applicable to any guarantor of borrowings under the term credit facility. As of 31 March 2006, the Company was the sole guarantor of the ¥259 billion term credit facility.

In addition to the above, certain of the Group’s subsidiaries had committed facilities at 31 March 2006 of £271 million (2005: £168 million) in aggregate, of which £65 million (2005: £77 million) was undrawn. Of the total committed facilities, £121 million (2005: £28 million) expires in less than one year, £109 million (2005: £100 million) expires between two and five years, and £41 million (2005: £40) expires in more than five years.

Redeemable preference shares
Redeemable preference shares comprise class D and E preferred shares issued by Vodafone Americas, Inc. An annual dividend of $51.43 per class D and E preferred share is payable quarterly in arrears. The dividend for the year amounted to £48 million (2005: £46 million). The aggregate redemption value of the class D and E preferred shares is $1.65 billion. The holders of the preferred shares are entitled to vote on the election of directors and upon each other matter coming before any meeting of the shareholders on which the holders of ordinary shares are entitled to vote. Holders are entitled to vote on the basis of twelve votes for each share of class D or E preferred stock held. The maturity date of the 825,000 class D preferred shares is 6 April 2020. The 825,000 class E preferred shares have a maturity date of 1 April 2020. The class D and E preferred shares have a redemption price of $1,000 per share plus all accrued and unpaid dividends.

Interest rate and currency of borrowings

			Fixed rate borrowings

					Weighted
					average
		Floating	Fixed	Weighted	time for
	Total	rate	rate	average	which rate is
	borrowings	borrowings	borrowings	interest rate	fixed
Currency	£m	£m	£m	%	Years

Sterling	1,511	1,511	–	–	–
Euro	6,941	5,996	945	5.1	10.8
US dollar	8,905	8,905	–	–	–
Japanese yen	1,296	1,296	–	–	–
Other	1,545	1,545	–	–	–

31 March 2006	20,198	19,253	945	5.1	10.8

Sterling	1,123	1,123	–	–	–
Euro	6,216	5,238	978	5.0	11.6
US dollar	5,107	5,107	–	–	–
Japanese yen	2,061	2,061	–	–	–
Other	686	686	–	–	–

31 March 2005	15,193	14,215	978	5.0	11.6

Interest on floating rate borrowings is based on national LIBOR equivalents or government bond rates in the relevant currencies.

The figures shown in the tables above take into account interest rate swaps used to manage the interest rate profile of financial liabilities.

At 31 March 2006, the Group had entered into foreign exchange contracts to decrease its sterling and US dollar borrowings above by amounts equal to £2,971 million (2005: £570 million) and £6,009 million (2005: £2,703 million) respectively and to increase its euro, Japanese yen and other currency borrowings above by amounts equal to £6,230 million (2005: £1,487 million), £1,827 million (2005: £1,913 million) and £962 million (2005: £156 million decrease to other borrowings) respectively.

Further protection from euro and Japanese yen interest rate movements on debt is provided by interest rate swaps. At 31 March 2006 the Group had euro and Japanese yen denominated interest rate swaps for amounts equal to £1,536 million and £3,720 million respectively. The effective rates, which have been fixed, are 3.54% and 0.36% respectively. In addition the Group has entered into euro denominated forward starting interest rate swaps for amounts equal to £698 million, £2,793 million and £698 million, which cover the periods June 2007 to June 2008, June 2008 to June 2009 and September 2008 to September 2009 respectively. The effective rates, which have been fixed, range from 2.62% per annum to 3.02% per annum.

Vodafone Group Plc Annual Report 2006	105

Back to Contents

Notes to the Consolidated Financial Statements
continued

24.   Borrowings continued
Financial risk management
The Group’s treasury function provides a centralised service to the Group for funding, foreign exchange, interest rate management and counterparty risk management. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed annually by the Company’s Board of directors, most recently on 31 January 2006. A Treasury Risk Committee, comprising of the Group’s Chief Financial Officer, Group General Counsel and Company Secretary, Group Treasurer and Director of Financial Reporting, meets quarterly to review treasury activities and management information relating to treasury activities. In accordance with the Group treasury policy, a quorum for meetings is four members and either the Chief Financial Officer or Group General Counsel and Company Secretary must be present at each meeting. The Group accounting function, which does not report to the Group Treasurer, provides regular update reports of treasury activity to the Board of directors. The Group uses a number of derivative instruments that are transacted, for risk management purposes only, by specialist treasury personnel. The Group’s internal auditors review the internal control environment regularly. There has been no significant change during the financial year, or since the end of the year, to the types of financial risks faced by the Group or the Group’s approach to the management of those risks.

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

Liquidity risk
As at 31 March 2006, the Group had $10.9 billion committed undrawn bank facilities and $15 billion and £5 billion commercial paper programmes, that are supported by the $10.9 billion committed bank facilities, available to manage its liquidity.

Market risk
Interest rate management
Under the Group’s interest rate management policy, interest rates on monetary assets and liabilities are maintained on a floating rate basis, unless the forecast interest charge for the next eighteen months is material in relation to forecast results, in which case rates are fixed. In addition, fixing is undertaken for longer periods when interest rates are statistically low.

At 31 March 2006, 29% (2005: 31%) of the Group’s gross borrowings were fixed for a period of at least one year. A one hundred basis point fall or rise in market interest rates for all currencies in which the Group had borrowings at 31 March 2006 would increase or reduce profit before tax by approximately £91 million, including mark-to-market revaluations of interest rate and other derivatives and the potential interest on outstanding tax issues.

Foreign exchange management
As Vodafone’s primary listing is on the London Stock Exchange, its share price is quoted in sterling. Since the sterling share price represents the value of its future multi-currency cash flows, principally in euro, yen (until disposal of its Japan operation on 27 April 2006), sterling and US dollars, the Group has a policy to hedge external foreign exchange risks on transactions denominated in other currencies above certain de minimis levels.

The Group also maintains the currency of debt and interest charges in proportion with its expected future principal multi-currency cash flows. As such, at 31 March 2006,113% of net debt was denominated in currencies other than sterling (73% euro, 21% yen, 14% US dollar and 5% other), whilst 13% of net debt had been purchased forward in sterling in anticipation of sterling denominated shareholder returns via share purchases, dividends and B share distribution. This allows debt to be serviced in proportion to expected future cash flows and, therefore, provides a partial hedge against income statement translation exposure, as interest costs will be denominated in foreign currencies. A relative weakening in the value of sterling against certain currencies in which the Group maintains debt has resulted in an increase in net debt of £182 million from currency translation differences.

When the Group’s international net earnings for the year ended 31 March 2006 are retranslated assuming a 10% strengthening of sterling against all exchange rates, the operating profit for the year would have increased by £1,344 million (2005: reduced by

£645 million), and would have been reduced by £1,642 million (2005: increased by £789 million) if sterling weakened by 10%.

The change in equity due to a 10% fall or rise in sterling rates against all exchange rates for the translation of net investment hedging instruments would be a decrease of £1,669 million or an increase of £1,365 million. However, there would be no net impact on equity as there would be an offset in the currency translation of the foreign operation.

Credit risk
The Group considers its maximum exposure to credit risk to be as follows:

	2006	2005
	£m	£m

Bank deposits	948	343
Money market fund investments	1,841	2,708
Commercial paper investments	–	512
Repurchase agreements	–	206
Derivative financial instruments	310	408

	3,099	4,177

Concentrations of credit risk with respect to trade receivables are limited due to the Group's customer base being large and unrelated. Due to this, management believes there is no further credit risk provision required in excess of the normal provision for bad and doubtful receivables (note 17).

The deposits shown in the table equate to the principal of the amount deposited. The foreign exchange transactions and interest rate swaps shown in the table have been marked-to-market.

For repurchase agreements, collateral equivalent to the investment value is satisfied by triple-A rated government and/or supranational instruments and collateral is replenished on a daily basis. In respect of financial instruments used by the Group’s treasury function, the aggregate credit risk the Group may have with one counterparty is limited by reference to the long term credit ratings assigned for that counterparty by Moody’s, Fitch Ratings and Standard & Poor’s. While these counterparties may expose the Group to credit losses in the event of non-performance, it considers the possibility of material loss to be acceptable because of this policy.

Consistent with development of its strategy, the Group is now targeting low single A long term credit ratings from Moody’s, Fitch Ratings and Standard & Poor’s having previously managed the capital structure at single A credit ratings. Credit ratings are not a recommendation to purchase, hold or sell securities, in as much as ratings do not comment on market price or suitability for a particular investor, and are subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently.

25.   Post employment benefits
Background
As at 31 March 2006, the Group operated a number of pension plans for the benefit of its employees throughout the world, which vary depending on the conditions and practices in the countries concerned. The Group's pension plans are provided through both defined benefit and defined contribution arrangements. Defined benefit schemes provide benefits based on the employees' length of pensionable service and their final pensionable salary or other criteria. Defined contribution schemes offer employees individual funds that are converted into benefits at the time of retirement.

The principal defined benefit pension schemes are in the United Kingdom and Germany. The Group also operated defined benefit schemes in Japan, its discontinued operation, and in Sweden until it was disposed of on 5 January 2006. In addition, the Group operates defined benefit schemes in Greece, Ireland, Italy and the United States. Defined contribution pension schemes are provided in Australia, Belgium, Egypt, Germany, Greece, Hungary, Ireland, Italy, Malta, the Netherlands, New Zealand, Portugal, Spain, the United Kingdom and the United States. A defined contribution scheme is also operated in the Group’s discontinued operation in Japan. There is a post retirement medical plan in the United States for a small closed group of participants.

The Group accounts for its pension schemes in accordance with IAS 19, Employee Benefits (“IAS19”). The Group has also early adopted the amendment to IAS 19 that was published in December 2004 regarding actuarial gains and losses, group plans and disclosures.

Scheme liabilities are assessed by independent actuaries using the projected unit funding method and applying the principal actuarial assumptions set out below. Assets are shown at market value.

106	Vodafone Group Plc Annual Report 2006

Back to Contents

Financials

The measurement date for the Group’s pension assets and obligations is 31 March. The measurement date for the Group’s net periodic cost is 31 March of the previous year. Actuarial gains and losses are recognised in the period in which they arise. Payments to defined contribution schemes are charged as an expense as they fall due.

In the UK, the majority of the UK employees are members of the Vodafone Group Pension Scheme (the “main scheme”), which was closed to new entrants from 1 January 2006. This is a tax approved defined benefit scheme, the assets of which are held in an external trustee-administered fund. The investment policy and strategy of the scheme is the responsibility of the plan trustees, who are required to consult with the Company as well as taking independent advice on key investment issues. In setting the asset allocation, the Trustees take into consideration a number of criteria, including the key characteristics of the asset classes, expected risk and return, the structure and term of the member liabilities, diversification of assets, minimum funding and solvency requirements, as well as the Company’s input on contribution requirements. The plan has a relatively low level of pensioner liabilities already in payment, meaning that the overall duration of plan liabilities is long term. A significant percentage of assets has currently been allocated to equities although this approach is reviewed regularly.

The main scheme is subject to quarterly funding updates by independent actuaries and to formal actuarial valuations at least every three years. The most recent formal triennial valuation of this scheme was carried out as at 31 March 2004.

As a result of the triennial actuarial valuation, the Group’s UK subsidiaries agreed to make a special lump sum contribution of £30 million (2005: £100 million) during the financial year. The special contributions brought the funding position to 99% at 31 March 2006.

There are a number of separate pension and associated arrangements in Germany. There is no requirement to fund liabilities, however the Group funds pension obligations via a Contractual Trust Arrangement, in a separate legal agreement. The investment policy and strategy is controlled by Group appointed trustees. The investment approach followed is similar to that adopted by the Trustees of the UK plan although a higher proportion of assets are allocated to bond securities than to equities, reflecting the more mature nature and shorter duration of the liability commitments. The German schemes are subject to annual valuations, with the last formal valuations having been completed at 31 March 2006.

Income statement expense
	2006	2005
	£m	£m

Defined contributions schemes	28	18
Defined benefit schemes	52	52

Total amount charged to the income statement (note 34)	80	70

Defined benefit schemes
The most recent full formal actuarial valuations for defined benefit schemes have been updated by qualified independent actuaries for the financial year ended 31 March 2006 to provide the IAS 19 disclosures below.

Major assumptions used
	Germany		UK		Other		(1)

	2006	2005	2006	2005	2006	2005
	%	%	%	%	%	%

Weighted average actuarial assumptions used to determine
benefit obligations:
Rate of inflation	1.9	1.9	2.8	2.8	2.0	2.0
Rate of increase in salaries	2.9	2.9	4.8	4.8	3.0	2.9
Rate of increase in pensions in payment and deferred pensions	1.9	1.9	2.8	2.8	2.0	2.0
Discount rate	4.4	4.5	4.9	5.4	4.6	4.3

Weighted average actuarial assumptions used to determine net periodic benefit cost:
Rate of inflation	1.9	2.0	2.8	2.5	2.0	2.1
Rate of increase in salaries	2.9	3.0	4.8	4.5	2.9	3.0
Discount rate	4.5	5.3	5.4	5.5	4.7	4.4
Expected long term rate of return on plan assets during the year	4.9	5.3	6.8	6.9	6.4	6.4

Expected rates of return:
Equities	6.7	6.6	7.4	7.7	6.7	6.6
Bonds	4.0	4.0	4.4	4.8	4.0	4.0
Other assets	2.8	2.1	–	4.9	5.3	2.8

Note:
(1)	Figures shown for other schemes represent weighted average assumptions of individual schemes.

For the US post retirement medical plan, the immediate trend rate for valuing the dental benefits was 6.5 per cent, which is assumed to reduce gradually to 5.25 per cent in 2008. The immediate trend rate for medical benefits was 12.0 per cent, which is assumed to reduce gradually to 5.25 per cent in 2013.

The expected return on assets assumption is derived by considering the expected long term rates of return on plan investments. The overall rate of return is a weighted average of the expected returns of the individual investments made in the group plans. The long term rate of return on equities and property are derived from considering current “risk free” rates of return with the addition of an appropriate future “risk premium” from an analysis of historic returns in various countries. The long term rates of return on bonds and cash investments are set in line with market yields currently available at the balance sheet date.

Mortality and life expectancy assumptions used are consistent with those recommended by the individual scheme actuaries, and in accordance with statutory and local funding requirements. The mortality tables in Germany have been updated at 31 March 2006 in line with newly published tables.

Vodafone Group Plc Annual Report 2006	107

Back to Contents

Notes to the Consolidated Financial Statements
continued

25.   Post employment benefits continued
Charges made to the consolidated income statement and consolidated statement of recognised income and expense on the basis of the assumptions stated above:

	Germany		UK		Other		Total

	2006	2005	2006	2005	2006	2005	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m

Current service cost	7	6	38	37	12	10	57	53
Interest cost	10	9	36	26	6	6	52	41
Expected return on scheme assets	(9)	(8)	(44)	(31)	(4)	(3)	(57)	(42)

Total included within staff costs (note 34)	8	7	30	32	14	13	52	52

Consolidated statement of recognised income and expense:

Total actuarial (gains)/losses recognised in consolidated statement of recognised income and expense	(5)	20	56	72	(8)	10	43	102

All actuarial gains and losses are recognised immediately.

Figures relating to the income statement are for continuing operations only.

The cumulative recognised actuarial losses for Germany, the UK and the other schemes was £15 million, £128 million and £2 million respectively.

Fair value of the assets and liabilities of the schemes
The amount included in the balance sheet arising from the Group’s obligations in respect of its defined benefit retirement schemes is as follows:

	Germany		UK		Other		Total

	2006	2005	2006	2005	2006	2005	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m

Movement in assets:
1 April	181	165	628	433	65	42	874	640
Reclassification as held for sale	–	–	–	–	(3)	–	(3)	–
Expected return on scheme assets	9	8	44	31	4	3	57	42
Actuarial gains/(losses)	10	(1)	99	23	12	2	121	24
Employer cash contributions	11	14	65	137	9	16	85	167
Member cash contributions	–	–	10	11	1	1	11	12
Benefits paid	(10)	–	(11)	(7)	(6)	–	(27)	(7)
Other movements	–	(9)	–	–	–	–	–	(9)
Exchange rate movements	4	4	–	–	1	1	5	5

31 March	205	181	835	628	83	65	1,123	874

Movement in scheme liabilities:
1 April	213	192	619	457	166	145	998	794
Reclassification as held for sale	–	–	–	–	(31)	–	(31)	–
Service cost	7	6	38	37	12	15	57	58
Interest cost	10	9	36	26	6	7	52	42
Member cash contributions	–	–	10	11	1	1	11	12
Actuarial (gains)/losses	5	19	155	95	4	12	164	126
Benefits paid	(10)	(9)	(11)	(7)	(6)	(14)	(27)	(30)
Other movements	–	(9)	–	–	(8)	–	(8)	(9)
Exchange rate movements	4	5	–	–	4	–	8	5

31 March	229	213	847	619	148	166	1,224	998

Accumulated benefit obligation	222	208	746	545	113	151	1,081	904

Analysis of net assets/(deficits):
Total fair value of scheme assets	205	181	835	628	83	65	1,123	874
Present value of funded scheme liabilities	(207)	(191)	(847)	(619)	(74)	(108)	(1,128)	(918)

Net assets/(deficits) for funded schemes	(2)	(10)	(12)	9	9	(43)	(5)	(44)
Present value of unfunded scheme
liabilities	(22)	(22)	–	–	(74)	(58)	(96)	(80)

Net assets/(deficits)	(24)	(32)	(12)	9	(65)	(101)	(101)	(124)

Net assets/(deficits) are analysed as:
Assets	10	3	–	9	9	–	19	12
Liabilities	(34)	(35)	(12)	–	(74)	(101)	(120)	(136)

The funding policy for the German and UK schemes is reviewed on a systematic basis in consultation with the independent scheme actuary in order to ensure that the funding contributions from sponsoring employers are appropriate to meet the liabilities of the schemes over the long term.

The deficit in respect of other schemes at 31 March 2006 primarily relates to internally funded schemes in Italy and the United States.

108	Vodafone Group Plc Annual Report 2006

Back to Contents

Financials

Actual return on scheme assets

	Germany		UK		Other		Total

	2006	2005	2006	2005	2006	2005	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m

Actual return on scheme assets	19	7	143	54	16	5	178	66

Analysis of scheme assets at
31 March is as follows:	%	%	%	%	%	%

Equities	34.1	29.8	79.9	66.6	85.0	81.0
Bonds	59.1	63.6	20.1	16.7	10.0	9.7
Property	–	–	–	–	5.0	4.7
Other	6.8	6.6	–	16.7	–	4.6

	100.0	100.0	100.0	100.0	100.0	100.0

The scheme has no investments in the Group’s equity securities or in property currently used by the Group.

History of experience adjustments
	Germany		UK		Other		Total

	2006	2005	2006	2005	2006	2005	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m

Experience adjustments on
scheme liabilities:
Amount (£m)	(3)	(3)	(1)	(56)	–	(1)	(4)	(60)
Percentage of scheme liabilities (%)	1%	1%	–	9%	–	1%	–	6%

Experience adjustments on scheme assets:
Amount (£m)	10	(1)	99	23	12	2	121	24

Percentage of scheme assets (%)	5%	1%	12%	4%	14%	3%	11%	3%

Expected contributions and benefit payments
	Germany	UK	Other	Total

	£m	£m	£m	£m

Expected employer’s contributions in the year ending 31 March 2007	16	36	9	61

Expected benefit payments in the year ending 31 March:
2007	16	11	7	34
2008	15	11	7	33
2009	15	11	7	33
2010	15	12	7	34
2011	15	12	7	34
2012-2017	76	66	38	180

26. Provisions for liabilities and charges
	Asset
	retirement		Other
	obligations	Legal	provisions	Total
	£m	£m	£m	£m

31 March 2005	160	188	199	547
Reclassification as held for sale	(25)	–	–	(25)

	135	188	199	522
Exchange movements	4	3	3	10
Amounts capitalised in the year	14	–	–	14
Amounts charged to the income statement	–	1	38	39
Utilised in the year - payments	(3)	(74)	(77)	(154)
Amounts released to the income statement	(2)	(19)	(6)	(27)

31 March 2006	148	99	157	404

Provisions have been analysed between current and non-current as follows:
	2006	2005
	£m	£m

Current liabilities	139	228
Non-current liabilities	265	319

	404	547

Vodafone Group Plc Annual Report 2006	109

Back to Contents

Notes to the Consolidated Financial Statements
continued

26.   Provisions for liabilities and charges continued
Asset retirement obligations
In the course of the Group’s activities, a number of sites and other assets are utilised which are expected to have costs associated with exiting and ceasing their use. The associated cash outflows are generally expected to occur at the dates of exit of the assets to which they relate, which are long term in nature.

Legal
The Group is involved in a number of legal and other disputes, including notification of possible claims. The directors of the Company, after taking legal advice, have established provisions after taking into account the facts of each case. The timing of cash outflows associated with legal claims cannot be reasonably determined. For a discussion of certain legal issues potentially affecting the Group, refer to note 31 “Contingent liabilities”.

Other provisions
Other provisions primarily comprise amounts provided for property and restructuring costs. The associated cash outflows for restructuring costs are substantially short term in nature. The timing of the cash flows associated with property is dependent upon the remaining term of the associated lease.

27.   Trade and other payables

	2006	2005
	£m	£m

Included within non-current liabilities:
Other payables	61	14
Derivative financial instruments	148	48
Accruals and deferred income	357	376

	566	438

Included within current liabilities:
Trade payables	2,248	3,013
Amounts owed to associated undertakings	29	8
Other taxes and social security payable	412	314
Derivative financial instruments	71	31
Other payables	440	470
Accruals and deferred income	4,277	4,197

	7,477	8,033

Trade payables and accruals principally comprise amounts outstanding for trade purchases and ongoing operating expenses.

The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest and foreign currency rates prevailing at the year end.

Included within “Derivative financial instruments” is the following:

	2006	2005
	£m	£m

Fair value hedges:
Interest rate swaps	148	48
Fair value through the income statement:
Interest rate swaps	2	18
Foreign exchange swaps	69	12
Foreign exchange forwards	–	1

	71	31

	219	79

110	Vodafone Group Plc Annual Report 2006

Back to Contents

Financials

28.   Acquisitions
The principal acquisitions made by the Group during the financial year are as follows:

Czech Republic and Romania – ClearWave N.V.
On 31 May 2005, the Group acquired 99.99% of the issued share capital of ClearWave N.V. for cash consideration of £1,905 million. ClearWave N.V. is the parent company of a group of companies involved in the provision of mobile telecommunications in the Czech Republic and Romania. This transaction has been accounted for by the purchase method of accounting.

	Book	Fair value	Fair
	value	adjustments	value
	£m	£m	£m

Net assets acquired:
Intangible assets	87	770	857 (1)
Property, plant and equipment	562	(23)	539
Inventory	7	–	7
Trade and other receivables	106	(12)	94
Cash and cash equivalents	65	–	65
Deferred tax liabilities	–	(129)	(129)
Short and long-term borrowings	(550)	(64)	(614)
Current tax liabilities	(11)	–	(11)
Trade and other payables	(153)	(3)	(156)

	113	539	652

Minority interests			(2)
Asset revaluation surplus(2)			(112)
Goodwill			1,367

Total cash consideration (including £9 million of directly attributable costs)			1,905

Net cash outflow arising on acquisition:
Cash consideration			1,905
Cash and cash equivalents acquired			(65)

			1,840

Notes:
(1)	Intangible assets consist of licences and spectrum fees of £461 million and other intangibles of £396 million.
(2)	The asset revaluation surplus relates to the recognition of the fair value of intangible assets on the Group’s existing 20.1% stake in MobiFon S.A.

The goodwill is attributable to the profitability of the acquired business and the synergies expected to arise within those businesses after the Group's acquisition of ClearWave N.V.

The acquired entities and percentage of voting rights acquired was as follows:

%

MobiFon S.A. (renamed Vodafone Romania S.A.)	78.99
Oskar Mobil a.s.	99.87
ClearWave N.V.	99.99
MobiFon Holdings B.V.	99.99
Oskar Holdings N.V. (renamed Vodafone Oskar Holdings N.V.)	99.99
Oskar Finance B.V. (renamed Vodafone Oskar Finance B.V.)	99.99
ClearWave Services (Mauritius) Ltd.	99.99

Results of the acquired entities have been consolidated in the income statement from the date of acquisition, 31 May 2005.

Subsequent to the completion of the acquisition on 31 May 2005, a further 0.9% of Vodafone Romania S.A. was acquired for consideration of £16 million.

From the dates of acquisition, these entities contributed a profit of £26 million to the net loss of the Group.

Vodafone Group Plc Annual Report 2006	111

Back to Contents

Notes to the Consolidated Financial Statements
continued

28.   Acquisitions continued
India – Bharti Airtel Limited
On 18 November 2005, the Group acquired a 5.61% direct interest in Bharti Airtel Limited (previously Bharti Tele-Ventures Limited) from Warburg Pincus LLC, and on 22 December 2005 the Group acquired a further 4.39% indirect interest in Bharti Airtel Limited, bringing the Group’s effective shareholding to 10.0%.

Total cash consideration was Rs.67 billion (£858 million).

	Book	Fair value	Fair
	value	adjustments	value
	£m	£m	£m

Net assets acquired:
Intangible assets	49	345	394 (1)
Property, plant and equipment	142	(1)	141
Inventory	1	–	1
Trade and other receivables	30	–	30
Cash and cash equivalents	9	–	9
Deferred tax liabilities	(2)	(126)	(128)
Short and long-term borrowings	(56)	–	(56)
Current tax liabilities	–	(2)	(2)
Trade and other payables	(73)	(1)	(74)

	100	215	315

Goodwill			543

Total cash consideration (including £1 million of directly attributable costs)			858

Net cash outflow arising on acquisition:
Cash consideration			858
Cash and cash equivalents acquired			(9)

			849

Note:
(1)	Intangible assets consist of licences and spectrum fees of £343 million and other intangibles of £51 million.

The goodwill is attributable to the profitability of the acquired business and the synergies expected to arise within those businesses after the Group's acquisition of the shares in Bharti Airtel Limited.

Results of the acquired entity have been proportionately consolidated in the income statement from the dates of acquisition.

From the date of acquisition, the entity contributed a loss of £8 million to the net loss of the Group.

112	Vodafone Group Plc Annual Report 2006

Back to Contents

Financials

South Africa – VenFin Limited
On 26 January 2006, the Group announced that its offer to acquire a 100% interest in VenFin Limited (“VenFin”) had become wholly unconditional. VenFin’s principal asset was a 15% stake in Vodacom Group (Pty) Limited (“Vodacom”). At 31 March 2006, the Group held an effective economic interest in VenFin of 98.7% and an effective voting interest of 99.3%.

The combined cash consideration for the Group’s 98.7% economic interest in VenFin was ZAR15.8 billion (£1,458 million).

	Book	Fair value	Fair
	value	adjustments	value
	£m	£m	£m

Net assets acquired:
Intangible assets	24	600	624 (1)
Property, plant and equipment	216	–	216
Inventory	8	–	8
Trade and other receivables	74	–	74
Cash and cash equivalents	14	–	14
Deferred tax liabilities	(1)	(180)	(181)
Short and long-term borrowings	(36)	–	(36)
Current tax liabilities	(20)	–	(20)
Trade and other payables	(110)	–	(110)

	169	420	589

Minority interests			(9)
Goodwill			878

Total cash consideration (including £7 million of directly attributable costs)			1,458

Net cash outflow arising on acquisition:
Cash consideration			1,458
Cash and cash equivalents acquired			(14)

			1,444

Note:
(1)	Intangible assets consist of licences and spectrum fees of £391 million and other intangibles of £233 million.

The goodwill is attributable to the profitability of the acquired business and the synergies expected to arise within that business after the Group's acquisition of VenFin.

Results of the acquired entities have been proportionately consolidated in the income statement from the date of acquisition.

From the date of acquisition, the acquired part of the entity contributed a loss of £30 million to the net loss of the Group.

On 20 April 2006, the Group completed the compulsory acquisition of the remaining minority shareholdings in VenFin, from which date the Group holds 100% of the issued share capital of VenFin. As a result, the Group holds 50% of the share capital of Vodacom.

Across the acquisitions mentioned above, the weighted average life of licences and spectrum fees is 10 years, the weighted average life of other intangible assets is five years and the weighted average of total intangibles is eight years.

Turkey – Telsim Mobil Telekomunikasyon
On 24 May 2006, the Group completed the acquisition of substantially all the assets and business of Telsim Mobil Telekomunikasyon (“Telsim”) from the Turkish Savings Deposit and Investment Fund. The cash paid on this date was US$4.67 billion (£2.6 billion). It is impracticable to provide further information due to the proximity of the acquisition date to the date of approval of the Consolidated Financial Statements.

Pro forma full year information
The following unaudited pro forma summary presents the Group as if all of the businesses acquired in the year to 31 March 2006 had been acquired on 1 April 2005 or 1 April 2004, respectively. The pro forma amounts include the results of the acquired companies, amortisation of the acquired intangibles assets recognised on acquisition and the interest expense on debt incurred as a result of the acquisition. The pro forma amounts do not include any possible synergies from the acquisition. The pro forma information is provided for comparative purposes only and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.

	2006	2005
	£m	£m

Revenue	29,924	27,709
(Loss) /profit for the financial year	(21,870)	6,239
(Loss) /profit attributable to equity shareholders	(21,966)	6,131

	Pence per share	Pence per share

Basic (loss)/earnings per share from continuing and discontinued operations	(35.09)	9.26
Diluted (loss)/earnings per share from continuing and discontinued operations(1)	(35.09)	9.23

Note:
(1)	In the year ended 31 March 2006, there are no dilutive ordinary shares as the Group recorded a loss for the financial year.

Vodafone Group Plc Annual Report 2006	113

Back to Contents

Notes to the Consolidated Financial Statements
continued

29.   Discontinued operations and disposals
Japan – Vodafone K.K.
On 17 March 2006, the Group announced an agreement to sell its 97.7% holding in Vodafone K.K. to SoftBank. The transaction completed on 27 April 2006 with the Group receiving cash of approximately ¥1.42 trillion (£6.9 billion) including the repayment of intercompany debt of ¥0.16 trillion (£0.8 billion). In addition, the Group received non-cash consideration with a fair value of approximately ¥0.23 trillion (£1.1 billion), comprised of preferred equity and a subordinated loan. SoftBank also assumed debt of approximately ¥0.13 trillion (£0.6 billion). Vodafone K.K. represented a separate geographical area of operation. On this basis, Vodafone K.K. has been treated as a discontinued operation.

Income statement and segment analysis of discontinued operation
	2006	2005
	£m	£m

Service revenue	5,264	5,610
Equipment and other revenue	2,004	1,786

Segment revenue	7,268	7,396
Inter-segment revenue	(2)	(1)

Net revenue	7,266	7,395
Operating expenses	(5,667)	(5,417)
Depreciation and amortisation(1)	(1,144)	(1,314)
Impairment loss	(4,900)	–

Operating (loss)/profit	(4,445)	664
Non operating income and expense	–	13
Net financing costs	(3)	(11)

(Loss)/profit before taxation	(4,448)	666
Taxation relating to performance of discontinued operations	7	436
Taxation relating to the classification of the discontinued operations	(147)	–

(Loss)/profit for the financial year from discontinued operations	(4,588)	1,102

(Loss)/earnings per share from discontinued operations
	2006	2005
	Pence per share	Pence per share

Basic (loss)/earnings per share	(7.35)	1.56
Diluted (loss)/earnings per share	(7.35)	1.56

Note:
(1)	including gains and losses on disposal of fixed assets

Assets and liabilities of disposal group at 31 March 2006

2006
£m

Intangible assets	3,957
Property, plant and equipment	4,546
Other investments	29
Cash and cash equivalents	161
Inventory	131
Trade and other receivables	1,113
Deferred tax asset	655

Total assets	10,592

Current taxation liability	(1)
Short and long-term borrowings	(677)
Trade and other payables	(1,579)
Deferred tax liabilities	(246)
Other liabilities	(40)

Total liabilities	(2,543)

114	Vodafone Group Plc Annual Report 2006

Back to Contents

Financials

Cash flows from discontinued operations
	2006	2005
	£m	£m

Net cash flows from operating activities	1,651	1,739
Net cash flows from investing activities	(939)	(448)
Net cash flows from financing activities	(536)	(1,289)

Net increase in cash and cash equivalents	176	2
Cash and cash equivalents at the beginning of the financial year	4	3
Exchange loss on cash and cash equivalents	(19)	(1)

Cash and cash equivalents at the end of the financial year	161	4

Sweden – Europolitan Vodafone AB
On 5 January 2006, the Group completed the disposal of its 100% interest in Europolitan Vodafone AB to Telenor Mobile Holding AS. The assets and liabilities of Europolitan Vodafone AB at the date of disposal, and the cash effects of the transaction, were as follows:

£m

Intangible assets	171
Property, plant and equipment	581
Inventory	10
Trade and other receivables	155
Cash and cash equivalents	(5)
Deferred tax liabilities	(77)
Short and long term borrowings	(20)
Trade and other payables	(157)

Net assets disposed of	658

Total cash consideration	653
Other effects(1)	8

Net gain on disposal	3

Net cash inflow arising on disposal:
Cash consideration	653
Cash and cash equivalents disposed of	5

658

Note:
(1)	Other effects include the recycling of currency translation on disposal and professional fees related to the disposal.

Vodafone Group Plc Annual Report 2006	115

Back to Contents

Notes to the Consolidated Financial Statements
continued

30.   Commitments
Operating lease commitments
The Group has entered into commercial leases on certain properties, network infrastructure, motor vehicles and items of machinery. The leases have various terms, escalation clauses, purchase options and renewal rights.

Future minimum lease payments under non-cancellable operating leases comprise:

	2006	2005
	£m	£m

Within one year	654	662
In more than one year but less than two years	509	456
In more than two years but less than three years	447	403
In more than three years but less than four years	397	351
In more than four years but less than five years	345	305
In more than five years	1,292	1,170

	3,644	3,347

In addition to the amounts disclosed above as at 31 March 2006, there were additional operating lease commitments of £120 million relating to the Group’s discontinued operations in Japan, which were sold on 27 April 2006.

The total of future minimum sublease payments expected to be received under non-cancellable subleases is £60 million (2005: £51 million).

Capital and other financial commitments

		Group	Share of joint ventures

	2006	2005	2006	2005
	£m	£m	£m	£m

Contracts placed for future capital expenditure not provided in the financial statements:(1)(2)	651	656	162	121
Purchase commitments(2)	996	1,201	163	80
Share purchase programme	–	565	–	–
Purchase of MobiFon and Oskar	–	1,858	–	–
Purchase of Telsim(3)	2,600	–	–	–

	4,247	4,280	325	201

Notes:
(1)	Commitment includes contracts placed for property, plant and equipment and intangible assets.
(2)	In addition to the amounts disclosed above as at 31 March 2006, there were additional commitments of £90 million for future capital expenditure and £368 million other purchase commitments relating to the Group’s discontinued operations in Japan, which were sold on 27 April 2006.
(3)	In addition to the consideration price of $4.67 billion (approximately £2.6 billion), the Group will be required to pay approximately $0.4 billion of VAT which will be recoverable against Telsim's future VAT liabilities. The Group expects to recover this payment over the short to medium term.

116	Vodafone Group Plc Annual Report 2006

Back to Contents

Financials

31.   Contingent liabilities

	2006	2005
	£m	£m

Performance bonds	189	382
Credit guarantees – third party indebtedness	64	67
Other guarantees and contingent liabilities	19	18

Performance bonds
Performance bonds require the Group to make payments to third parties in the event that the Group does not perform what is expected of it under the terms of any related contracts.

Group performance bonds include £152 million (2005: £149 million) in respect of undertakings to roll out 3G networks in Spain and £nil (2005: £189 million) in respect of undertakings to roll out 2G and 3G networks in Germany.

Credit guarantees – third party indebtedness
Credit guarantees comprise guarantees and indemnities of bank or other facilities including those in respect of the Group’s associated undertakings and investments.

Other guarantees and contingent liabilities
Other guarantees principally comprise commitments to support disposed entities.

In addition to the amounts disclosed above, the Group has guaranteed financial indebtedness and issued performance bonds for £33 million (2005: £36 million) in respect of businesses which have been sold and for which counter indemnities have been received from the purchasers.

The Group also enters into lease arrangements in the normal course of business, which are principally in respect of land, buildings and equipment. Further details on the minimum lease payments due under non-cancellable operating lease arrangements can be found in note 30.

Legal proceedings
The Company and its subsidiaries are currently, and may be from time to time, involved in a number of legal proceedings, including inquiries from or discussions with governmental authorities, that are incidental to their operations. However, save as disclosed below, the Company and its subsidiaries are not involved currently in any legal or arbitration proceedings (including any governmental proceedings which are pending or known to be contemplated) which may have, or have had in the twelve months preceding the date of this report, a significant effect on the financial position or profitability of the Company and its subsidiaries.

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

In 2002, a class action lawsuit was brought in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder alleging principally that Vodafone had improperly delayed taking and disclosing goodwill impairment losses relating to certain fixed line and non-controlled mobile assets that Vodafone reported in the financial year ended 31 March 2002. Vodafone firmly denied any wrongdoing and believes the allegations are wholly without merit. On 4 March 2005, the parties entered into a definitive settlement agreement for a cash payment by Vodafone and its insurance carriers of $24.5 million, before fees and expenses, which was approved by the Court on 15 July 2005. The settlement, which covers all current and former defendants, does not involve any admission or evidence of wrongdoing by any of them. The plaintiffs’ application for reimbursement of costs and an award of attorneys’ fees to be paid form the settlement fund remains pending.

A subsidiary of the Company, Vodafone 2, is responding to an enquiry (“the Vodafone 2 enquiry”) by the UK Inland Revenue (now called “Her Majesty’s Revenue and Customs” and hereinafter referred to as “HMRC”) with regard to the UK tax treatment of its Luxembourg holding company, Vodafone Investments Luxembourg SARL (“VIL”), under the Controlled Foreign Companies section of the UK’s Income and Corporation Taxes Act 1988 (“the CFC Regime”) relating to the tax treatment of profits earned by the holding company for the accounting period ended 31 March 2001. Vodafone 2’s position is that it is not liable to corporation tax in the UK under the CFC Regime in respect of VIL. Vodafone 2 asserts, inter alia, that the CFC Regime is contrary to EU law and has made an application to the Special Commissioners of HMRC for closure of the Vodafone 2 enquiry. On 3 May 2005, the Special Commissioners referred certain questions relating to the compatability of the CFC Regime with EU law to the European Court of Justice (the “ECJ”) for determination. Vodafone 2’s application for closure has been stayed pending delivery of the ECJ’s judgment. In its judgement, the ECJ will only determine questions referred to it and does not have jurisdiction to determine the outcome of Vodafone 2’s application. Instead, the Special Commissioners will apply the ECJ’s judgement to the particular facts of Vodafone 2’s application. Although it is not possible to address all possible outcomes, it should be noted that even if the CFC Regime is held by the ECJ to be entirely lawful, Vodafone 2 would continue to resist the imposition of corporation tax liability on other grounds. On 15 June 2005, HMRC appealed to the High Court challenging the Special Commissioners’ decision to refer questions to the ECJ. This appeal was dismissed and HMRC has since appealed this dismissal to the Court of Appeal. A decision in the latter appeal is expected to be rendered in the second half of 2006. In addition to the Vodafone 2 enquiry, on 31 October 2005, HMRC commenced an enquiry into the residence of VIL which is ongoing (the “VIL enquiry”). VIL’s position is that it is resident for tax purposes solely in Luxembourg and therefore it is not liable for corporation tax in the UK. The Company has taken provisions, which at 31 March 2006 amounted to £2,098 million, for the potential UK corporation tax liability and related interest expense that may arise in connection with the Vodafone 2 and VIL enquiries, if the Company is not successful in its challenge of the CFC Regime. The provisions relate to the accounting period which is the subject of the proceedings described above as well as to accounting periods after 31 March 2001 to date.

The judgement of the ECJ is expected to be delivered at the beginning of 2007 at the earliest. In the absence of any material unexpected developments, the provisions are likely to be reassessed when the views of the ECJ become known.

Vodafone Group Plc Annual Report 2006	117

Back to Contents

Notes to the Consolidated Financial Statements
continued

32.   Reconciliation of net cash flows to operating activities

	2006	2005
	£m	£m

(Loss)/profit for the financial year from continuing operations	(17,233)	5,416
(Loss)/profit for the financial year from discontinued operations	(4,588)	1,102
Adjustments for(1):
Tax on profit	2,520	1,433
Depreciation and amortisation	5,834	5,517
Loss on disposal of property, plant and equipment	88	162
Non operating income and expense	2	(6)
Other income and expense	(15)	–
Investment income	(353)	(303)
Financing costs	1,123	900
Impairment losses	28,415	475
Share of result in associated undertakings	(2,428)	(1,980)

Operating cash flows before movements in working capital	13,365	12,716
Decrease in inventory	23	17
Decrease/(increase) in trade and other receivables	54	(321)
Increase in payables	81	145

Cash generated by operations	13,523	12,557
Tax paid	(1,682)	(1,578)

Net cash flows from operating activities	11,841	10,979

Note:
(1)	Adjustments include amounts relating to continuing and discontinued operations.

33.   Directors and key management compensation
Directors
Aggregate emoluments of the directors of the Company were as follows:

	2006	2005
	£m	£m

Salaries and fees	6	6
Incentive schemes	5	4
Benefits	2	1

	13	11

The aggregate gross pre-tax gain made on the exercise of share options in the year ended 31 March 2006 by directors who served during the year was less than £1 million (2005: £3 million).

Further details of directors’ emoluments can be found in “Board’s Report to Shareholders on Directors’ Remuneration – Remuneration for the year to 31 March 2006” on pages 61 to 69.

Key management compensation
Aggregate compensation for key management, being the directors and members of the Group Executive Committee, were as follows:

	2006	2005
	£m	£m

Short term employee benefits	26	18
Post-employment benefits:
Defined benefit schemes	2	2
Defined contribution schemes	2	1
Share-based payments	16	22

	46	43

118	Vodafone Group Plc Annual Report 2006

Back to Contents

Financials

34.   Employees
An analysis of the average employee headcount by category of activity is shown below.

	2006	2005
	Number	Number

By activity:
Operations	12,541	11,923
Selling and distribution	17,315	16,410
Administration	31,816	29,426

	61,672	57,759

By segment:
Mobile telecommunications:
Germany	10,124	10,183
Italy	7,123	7,213
Spain	4,052	3,949
UK	10,620	11,260
Other Mobile Operations	22,895	18,858
Common functions	2,628	2,201

	57,442	53,664

Other operations:
Germany	4,086	4,095
Other	144	–

	4,230	4,095

Total continuing operations	61,672	57,759

Discontinued operations:
Japan	2,733	3,033

The cost incurred in respect of these employees (including directors) was:(1)

	2006	2005
	£m	£m

Continuing operations:
Wages and salaries	1,879	1,752
Social security costs	242	233
Share based payments	109	130
Other pension costs (see note 25)	80	70

	2,310	2,185

Note:
(1)	From continuing operations. The cost incurred in respect of employees (including directors) from discontinued operations was £155 million (2005: £191 million).

35.   Subsequent events
On 17 March 2006, the Group announced an agreement to sell its 97.7% holding in Vodafone Japan to SoftBank. The transaction completed on 27 April 2006, with the Group receiving cash of approximately ¥1.42 trillion (£6.9 billion) including the repayment of intercompany debt of ¥0.16 trillion (£0.8 billion). In addition, the Group received non-cash consideration with a fair value of approximately ¥0.23 trillion (£1.1 billion), comprised of preferred equity and a subordinated loan. SoftBank also assumed debt of approximately ¥0.13 trillion (£0.6 billion).

On 13 December 2005, the Group announced it had agreed to acquire substantially all the assets and business of Telsim Mobil Telekomunikasyon (“Telsim”) from the Turkish Savings Deposit and Investment Fund. The acquisition completed on 24 May 2006. The cash paid on this date was US$4.67 billion (£2.6 billion).

Vodafone Group Plc Annual Report 2006	119

Back to Contents

Notes to the Consolidated Financial Statements
continued

36.   Related party transactions
Transactions with joint ventures and associated undertakings
Transactions between the Company and its subsidiaries, joint ventures and associates represent related party transactions. Transactions with subsidiaries have been eliminated on consolidation. Transactions between the Company and its joint ventures are not material to the extent that they have not been eliminated through proportionate consolidation. Except as disclosed below, no material related party transactions have been entered into, during the year, which might reasonably affect any decisions made by the users of these Consolidated Financial Statements.

	2006	2005
	£m	£m

Transactions with associated undertakings:
Sales of goods and services	288	194
Purchase of goods and services	268	243

Amounts owed to joint ventures included within short term borrowings(1)	378	1,142

Note:
(1)	Loan arises through Vodafone Italy being part of a Group cash pooling arrangement. Interest is paid in line with short term market rates.

Amounts owed by and owed to associated undertakings are disclosed within notes 17 and 27.

Dividends received from associated undertakings are disclosed in the consolidated cash flow statement.

Group contributions to pension schemes are disclosed in note 25.

Compensation paid to the Company’s Board of directors and members of the Executive Committee is disclosed in note 33.

Transactions with directors
During the year ended 31 March 2006, and as of 26 May 2006, neither any director nor any other executive officer, nor any associate of any director or any other executive officer, was indebted to the Company.

Since 1 April 2005, the Company has not been, and is not now, a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing, or any relative of such spouse), had or was to have a direct or indirect material interest.

37.   Financial information of joint ventures and associated undertakings
Summary aggregated financial information of 50% or less owned entities accounted for using proportionate consolidation or under the equity method, extracted on a 100% basis from accounts prepared under IFRS at 31 March and for the years then ended, is set out below.

	2006	2005
Entities classified as associated undertakings	£m	£m

Revenue	30,204	25,141
Gross profit	12,506	12,358
Profit for the financial year	5,768	4,883

Non-current assets	42,776	36,385
Current assets	5,868	5,763

Total assets	48,644	42,148

Current liabilities	8,365	11,475
Non-current liabilities	9,367	5,579

Total liabilities	17,732	17,054

Total equity shareholders’ funds	29,951	24,155
Minority interests	961	939

Total equity and liabilities	48,644	42,148

120	Vodafone Group Plc Annual Report 2006

Back to Contents

Financials

	2006	2005
Entities classified as joint ventures	£m	£m

Revenue	4,919	3,946
Gross profit	2,071	1,611
Profit for the financial year	786	658

Non-current assets	7,631	2,983
Current assets	1,389	1,056

Total assets	9,020	4,039

Current liabilities	2,384	1,458
Non-current liabilities	1,164	362

Total liabilities	3,548	1,820

Total equity shareholders’ funds	5,432	2,207
Minority interests	40	12

Total equity and liabilities	9,020	4,039

Summary aggregated financial information of Vodafone Omnitel N.V., extracted on a 100% basis from financial statements prepared under IFRS at 31 March and for the years then ended, is set out below.

	2006	2005
	£m	£m

Revenue	5,619	5,518
Gross profit	2,995	2,779
(Loss)/profit for the financial year	(2,134)	1,507

Non-current assets	20,280	24,186
Current assets	2,837	6,117

Total assets	23,117	30,303

Current liabilities	1,915	1,719
Non-current liabilities	78	312

Total liabilities	1,993	2,031

Total equity shareholders’ funds	21,124	28,272

Total equity and liabilities	23,117	30,303

Vodafone Group Plc Annual Report 2006	121

Back to Contents

Notes to the Consolidated Financial Statements
continued

38.	US GAAP information
The following is a summary of the effects of the differences between US GAAP and IFRS. The unaudited translation of pounds sterling amounts into US dollars is provided solely for convenience based on the Noon Buying Rate on 31 March 2006 of $1.7393: £1. Amounts at 31 March 2005 and for the year then ended have been restated to give effect to the modified retrospective adoption of SFAS No. 123 (Revised 2004), discussed in (j) below.

Net loss for the years ended 31 March

		2006	2006	2005
				Restated
	Reference	$m	£m	£m

Revenue (IFRS)		51,048	29,350	26,678
Items (decreasing)/increasing revenues:
Discontinued operations		(1,642)	(944)	(1,108)
Basis of consolidation	a	(10,011)	(5,756)	(5,423)
Connection revenue	b	1,924	1,106	1,223

Revenue (US GAAP)		41,319	23,756	21,370

(Loss)/profit for the financial year (IFRS)		(37,953)	(21,821)	6,518

Items (increasing)/decreasing net loss:
Investments accounted for under the equity method	c	(2,139)	(1,230)	(5,440)
Connection revenue and costs	b	17	10	16
Goodwill and other intangible assets	d	(24,870)	(14,299)	(15,534)
Impairment losses	e	26,745	15,377	475
Amortisation of capitalised interest	f	(188)	(108)	(105)
Interest capitalised during the year	f	63	36	19
Other	g	(74)	(42)	99
Income taxes	h	15,483	8,902	6,680
Minority interests	i	(165)	(95)	(108)
Cumulative effect of change in accounting principle: post employment benefits	j	–	–	(195)
Cumulative effect of change in accounting principle: intangible assets	j	–	–	(6,177)

Net loss (US GAAP)		(23,081)	(13,270)	(13,752)

Shareholders’ equity at 31 March

		2006	2006	2005
				Restated
	Reference	$m	£m	£m

Total equity (IFRS)		148,383	85,312	113,648
Items (decreasing)/increasing shareholders’ funds:
Investments accounted for under the equity method	c	(3,978)	(2,287)	(982)
Connection revenue and costs	b	(9)	(5)	(14)
Goodwill and other intangible assets	d	56,618	32,552	31,714
Capitalised interest	f	2,510	1,443	1,529
Other	g	365	210	104
Income taxes	h	(52,795)	(30,354)	(38,856)
Minority interests	i	197	113	152

Shareholders’ equity (US GAAP)		151,291	86,984	107,295

122	Vodafone Group Plc Annual Report 2006

Back to Contents

Financials

US GAAP condensed consolidated statement of operations

		2006	2006	2005
				Restated
	Reference	$m	£m	£m

Revenue		41,319	23,756	21,370
Cost of sales		(48,920)	(28,126)	(27,803)
Selling, general and administrative expense		(7,552)	(4,342)	(3,779)

Operating loss		(15,153)	(8,712)	(10,212)
Share of results in investments accounted for under the equity method		(1,816)	(1,044)	(2,179)
Non-operating income and expense		(1,151)	(662)	(465)

Loss before income taxes		(18,120)	(10,418)	(12,856)
Income tax benefit		5,614	3,228	4,994
Minority interests		(170)	(98)	(108)

Loss from continuing operations		(12,676)	(7,288)	(7,970)
Discontinued operations, net of taxes		(10,405)	(5,982)	590
Cumulative effect of changes in accounting principles, net of taxes		–	–	(6,372)

Net loss		(23,081)	(13,270)	(13,752)

Basic and diluted loss per share:		Cents	Pence	Pence
Loss from continuing operations		(20.25)	(11.64)	(12.03)
Discontinued operations		(16.62)	(9.56)	0.89
Cumulative effect of changes in accounting principles		–	–	(9.63)

Net loss	k	(36.87)	(21.20)	(20.77)

Discontinued operations
As discussed in note 29, the Group disposed of its interests in Vodafone Sweden during the year ended 31 March 2006. Vodafone Sweden has been classified as discontinued under US GAAP.

Summary of differences between IFRS and US GAAP
The Consolidated Financial Statements are prepared in accordance with IFRS, which differ in certain material respects from US GAAP. The differences that are material to the Group relate to the following:

a.   Basis of consolidation
The basis of consolidation under IFRS differs from that under US GAAP. The Group has interests in several jointly controlled entities, the most significant being Vodafone Italy. Under IFRS, the Group reports its interests in jointly controlled entities using proportionate consolidation. The Group’s share of the assets, liabilities, income, expenses and cash flows of jointly controlled entities are combined with the equivalent items in the Consolidated Financial Statements on a line-by-line basis. Under US GAAP, the results and assets and liabilities of jointly controlled entities are incorporated in the Consolidated Financial Statements using the equity method of accounting. Under the equity method, investments in jointly controlled entities are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group’s share of the net assets of the jointly controlled entity, less any impairment in the value of the investment. The Group’s share of the assets, liabilities, income and expenses of jointly controlled entities which are included in the Consolidated Financial Statements are reported in note 13.

b.   Connection revenues and costs
Under IFRS and, for transactions subsequent to 30 September 2003, under US GAAP, customer connection revenue is recognised together with the related equipment revenue to the extent that the aggregate equipment and connection revenue does not exceed the fair value of the equipment delivered to the customer. Any customer connection revenue not recognised together with related equipment revenue is deferred and recognised over the period in which services are expected to be provided to the customer.

For transactions prior to 1 October 2003, connection revenue under US GAAP is recognised over the period that a customer is expected to remain connected to a network. Connection costs directly attributable to the income deferred are recognised over the same period. Where connection costs exceed connection revenue, the excess costs were charged in the statement of operations immediately upon connection. The balances of deferred revenue and deferred charges as of 30 September 2003 continue to be recognised over the period that a customer is expected to remain connected to a network.

c.   Investments accounted for under the equity method
This line item includes the net effect of IFRS to US GAAP adjustments affecting net loss and shareholders’ equity related to investments accounted for under the equity method, other than the cumulative effect of change in accounting principle related to intangible assets, which has been disclosed separately. The differences are:

Adjustment to the share of results in investments accounted for under the equity method

	2006	2005
	£m	£m

Goodwill and other intangible assets associated with investments accounted for under the equity method	(7,772)	(8,864)
Impairment loss	3,600	–
Income taxes	2,863	3,362
Other	79	62

Total	(1,230)	(5,440)

Adjustments to the carrying value of investments accounted for under the equity method

	2006	2005
	£m	£m

Goodwill and other intangible assets associated with investments accounted for under the equity method	9,539	13,549
Income taxes	(11,997)	(14,615)
Other	171	84

Total	(2,287)	(982)

Vodafone Group Plc Annual Report 2006	123

Back to Contents

Notes to the Consolidated Financial Statements
continued

38.	US GAAP information continued
d.	Goodwill and other intangible assets
The differences related to goodwill and other intangible assets included in the reconciliations of net loss and shareholders’ equity relate to acquisitions prior to the Group’s adoption of SEC guidance issued on 29 September 2004. In determining the value of licences purchased in business combinations prior to 29 September 2004, the Group allocated the portion of the purchase price, in excess of the fair value attributed to the share of net assets acquired, to licences. The Group had previously concluded that the nature of the licences and the related goodwill acquired in business combinations was fundamentally indistinguishable.

Following the adoption of the SEC guidance issued on 29 September 2004, the Group’s US GAAP accounting policy for initial and subsequent measurement of goodwill and other intangible assets, other than determination of impairment of goodwill and finite lived intangible assets, is substantially aligned to that of IFRS described in note 2. However, there are substantial adjustments arising prior to 29 September 2004 from different methods of transition to current IFRS and US GAAP as discussed below.

Goodwill arising before the date of transition to IFRS has been retained under IFRS at the previous UK GAAP amounts for acquisitions prior to 1 April 2004. The Group has assigned amounts to licences and customer bases under US GAAP as they meet the criteria for recognition separately from goodwill, while these had not been recognised separately from goodwill under UK GAAP because they did not meet the recognition criteria. Under US GAAP, goodwill and other intangible assets with indefinite lives are capitalised and not amortised, but tested for impairment at least annually. Intangible assets with finite lives are capitalised and amortised over their useful economic lives.

Under IFRS and US GAAP, the purchase price of a transaction accounted for as an acquisition is based on the fair value of the consideration. In the case of share consideration, under IFRS the fair value of such consideration is based on the share price on the date of exchange. Under US GAAP, the fair value of the share consideration is based on the average share price over a reasonable period of time before and after the proposed acquisition is agreed to and announced. This has resulted in a difference in the fair value of the consideration for certain acquisitions and consequently in the amount of goodwill capitalised under IFRS and US GAAP.

The Group’s accounting policy for testing goodwill and finite lived intangible assets for impairment under IFRS is discussed in note 2. For the purpose of goodwill impairment testing under US GAAP, the fair value of a reporting unit including goodwill is compared to its carrying value. If the fair value of a reporting unit is lower than its carrying value, the fair value of the goodwill within that reporting unit is compared to its respective carrying value, with any excess carrying value written off as an impairment loss. The fair value of the goodwill is the difference between the fair value of the reporting unit and the fair value of the identifiable net assets of the reporting unit. Intangible assets with finite lives are subject to periodic impairment tests when circumstances indicate that an impairment loss may exist. Where an asset’s (or asset group’s) carrying amount exceeds its sum of undiscounted future cash flows, an impairment loss is recognised in an amount equal to the amount by which the asset’s (or asset group’s) carrying amount exceeds its fair value, which is generally based on discounted cash flows.

As a result of the above, there are significant amounts reported as goodwill and not amortised under IFRS which are reported as licences, customers and deferred tax liabilities under US GAAP.

During the year ended 31 March 2005, the Group undertook a number of transactions, including a stake increase in Vodafone Hungary. Under US GAAP, these transactions have resulted in the Group assigning £65 million to intangible assets, of which £21 million was assigned to cellular licences and £20 million to customer bases. A corresponding deferred tax liability of £8 million was recognised. All intangible assets acquired, other than goodwill, are deemed to be of finite life, with a weighted average amortisation period of 8 years, comprising licences of 10 years and customer bases of 5 years.

Finite-lived intangible assets
	2006	2005
Licences	£m	£m

Gross carrying value	154,135	152,831
Accumulated amortisation	(75,170)	(61,188)

	78,965	91,643

Customer bases

Gross carrying value	1,663	5,952
Accumulated amortisation	(1,071)	(5,333)

	592	619

The total amortisation charge for the year ended 31 March 2006, under US GAAP, was £15,011 million (2005: £15,400 million). The estimated future amortisation charge on finite-lived intangible assets for each of the next five years is set out in the following table. The estimate is based on finite-lived intangible assets recognised at 31 March 2006 using foreign exchange rates on that date. It is likely that future amortisation charges will vary from the figures below, as the estimate does not include the impact of any future investments, disposals, capital expenditures or fluctuations in foreign exchange rates.

Year ending 31 March	£m

2007	15,448
2008	15,362
2009	15,264
2010	12,367
2011	3,754

e.   Impairment losses
As discussed in note 10, during the year ended 31 March 2006, the Group recorded impairment losses of £23,000 million in relation to the goodwill of Vodafone Germany and Vodafone Italy under IFRS. Under US GAAP, the Group evaluated the recoverability of the long-lived assets, comprised primarily of licences, in Vodafone Germany and Vodafone Italy using undiscounted cash flows and determined that the carrying amount of these assets was recoverable. As a result, the IFRS impairment losses of £23,000 million related to Vodafone Germany and Vodafone Italy were not recognised under US GAAP.

During the year ended 31 March 2006, the Group also recorded an impairment loss under IFRS of £515 million and £4,900 million in relation to the goodwill of Vodafone Sweden and Vodafone Japan, respectively. Under US GAAP, the Group recognised impairment losses of licences of £883 million and £8,556 million in Vodafone Sweden and in Vodafone Japan. As a result of these impairment losses, the Group released related deferred tax liabilities of £247 million and £3,508 million, which have been included in the adjustment for income taxes. The impairment losses on Vodafone Sweden’s and Vodafone Japan’s licences have been included in discontinued operations under US GAAP.

Cumulative cumulative foreign currency gains and losses arising on the translation of the assets and liabilities into sterling have been included in the carrying value of a discontinued operation when assessing that carrying value for impairment.

f.   Capitalised interest
Under IFRS, the Group has adopted the benchmark accounting treatment for borrowing costs and, as a result, the Group does not capitalise interest costs on borrowings in respect of the acquisition or construction of tangible and intangible fixed assets. Under US GAAP, the interest costs of financing the acquisition or construction of network assets and other fixed assets is capitalised during the period of construction until the date that the asset is placed in service. Interest costs of financing the acquisition of licences are also capitalised until the date that the related network service is launched. Capitalised interest costs are amortised over the estimated useful lives of the related assets.

g.   Other
Financial instruments
Under IFRS, the equity put rights and similar arrangements are classified as financial liabilities. The liabilities are measured as the present value of the estimated exercise prices of the equity put rights and similar arrangements, which is the fair value of the underlying shares on the date of exercise, with any changes in this estimate recognised in the consolidated income statement each period. Under US GAAP, these equity put rights and similar arrangements are generally classified as derivative instruments. Consequently, this financial liability is eliminated for US GAAP purposes and the equity put rights and similar arrangements are accounted for at fair value.

Pensions
Under both IFRS and US GAAP, the Group recognises actuarial gains and losses as they are incurred. Under IFRS, these gains and losses are recognised directly in equity. These gains and losses are included in the determination of net loss under US GAAP.

Other recognised income and expense
Under both IFRS and US GAAP, the cumulative foreign currency gains and losses arising on the translation of the assets and liabilities of entities with a functional currency other than sterling are reclassified from accumulated other recognised income and expense and included in the determination of profit for the period or net loss on sale or liquidation of a foreign entity. Differences in the amount reclassified arise due to differences in the carrying values of the underlying net assets and because the Group deemed the cumulative translation differences at the date of transition to IFRS to be zero.

124	Vodafone Group Plc Annual Report 2006

Back to Contents

Financials

During the year ended 31 March 2006, £9 million of foreign currency losses were reclassified from other recognised income and expense and included in the determination of US GAAP net loss as a result of the disposal of Vodafone Sweden. During the year ended 31 March 2005, £63 million of foreign currency losses were reclassified from other recognised income and expense and included in the determination of US GAAP net loss as a result of the partial disposal of Vodafone Egypt. Under IFRS, these gains amounted to £36 million for the year ended 31 March 2006.

h.   Income taxes
The most significant component of the income tax adjustment is due to temporary differences between the book basis and tax basis of intangible assets other than goodwill acquired in business combinations prior to 29 September 2004, resulting in the recognition of deferred tax liabilities under US GAAP. This line item also includes the tax effects of the other pre-tax IFRS to US GAAP adjustments described above.

Under IFRS, the Group does not recognise a deferred tax liability on the outside basis differences in its investment in associates to the extent that the Group controls the timing of the reversal of the difference and it is probable the difference will not reverse in the foreseeable future. Under US GAAP, the Group recognises deferred tax liabilities on these differences.

i.   Minority interests
Minority interests are reported as a component of total equity under IFRS and, accordingly, profit for the period does not include an adjustment for profit for the period attributable to minority interests. Under US GAAP, minority interests are reported outside of shareholders’ equity and the minority interest in the income of consolidated subsidiaries is an adjustment to US GAAP net income.

j.   Changes in accounting principles
Post employment benefits
During the second half of the year ended 31 March 2005, the Group amended its policy for accounting for actuarial gains and losses arising from its pension obligations effective 1 April 2004. Until 31 March 2004, the Group used a corridor approach under SFAS No. 87, “Employers’ Accounting for Pensions” in which actuarial gains and losses were deferred and amortised over the expected remaining service period of the employees. The Group now recognises these gains and losses through the income statement in the period in which they arise as the new policy more faithfully represents the Group’s financial position and more closely aligns the Group’s US GAAP policy to its IFRS policy of immediate recognition of these items.

The cumulative effect on periods prior to adoption of £288 million has been shown, net of tax of £93 million, as a cumulative effect of a change in accounting principle in the reconciliation of net loss. The effect of the change in the year ended 31 March 2005 was to increase loss from continuing operations by £55 million (or 0.08 pence per share).

Intangible assets
On 29 September 2004, the SEC Staff issued new guidance on the interpretation of SFAS No. 142 in relation to the valuation of intangible assets in business combinations and impairment testing. This guidance has been codified as EITF Topic D-108. Historically, the Group assigned to mobile licences the residual purchase price in business combinations in excess of the fair values of all assets and liabilities acquired other than mobile licences and goodwill. This approach was on the basis that mobile licences were indistinguishable from goodwill. The new SEC guidance requires the Group to distinguish between mobile licences and goodwill. However, the new guidance does not permit the amount historically reported as mobile licences to be subsequently reallocated between mobile licences and goodwill.

The new guidance will affect the allocation of the purchase price in future business combinations involving entities with mobile licences. The Group has applied the guidance relating to the allocation of purchase price to all business combinations consummated subsequent to 29 September 2004. This has resulted in values being assigned to licences using a direct valuation method, with any remaining residual purchase price allocated to goodwill.

In impairment testing of mobile licences associated with the Verizon Wireless equity method investment accounted for under SFAS No. 142, the Group has used a similar residual approach to determine the fair value of the licences when testing the asset for recoverability. In their announcement, the SEC Staff stated that the residual method of accounting for intangible assets should no longer be used and that companies should perform an impairment test using a direct method on all assets which were previously tested using a residual method. The Group’s licences in other businesses are not tested for recoverability using a residual method and are, therefore, not affected by the new guidance.

The Group completed its transitional impairment test of Verizon Wireless’ mobile licences as of 1 January 2005. This resulted in a pre-tax charge of £11,416 million. This impairment loss is included, net of the related tax of £5,239 million, in the cumulative effect of change in accounting principle in the reconciliation of net loss. The tax effect comprises the release of £1,220 million representing the Group’s share of Verizon Wireless’ deferred tax liabilities and £4,019 million deferred tax liabilities representing taxes recognised by the Group on its investment in Verizon Wireless. Fair value was determined as the present value of estimated future net cash flows allocable to the mobile licences. Verizon Wireless is included in the segment “Mobile telecommunications – US”.

Share-based payments
The Group adopted SFAS No. 123 (Revised 2004), “Share-based Payment”, and related FASB staff positions on 1 October 2005. SFAS No. 123 (Revised 2004) eliminates the option to account for share-based payments to employees using the intrinsic value method and requires share-based payments to be recorded using the fair value method. Under the fair value method, the compensation cost for employees and directors is determined at the date awards are granted and recognised over the service period.

Concurrent with the adoption of SFAS No. 123 (Revised 2004), the Group adopted Staff Accounting Bulletin (SAB) 107. SAB 107 summarises the views of the SEC Staff regarding the interaction between SFAS No. 123 (Revised 2004) and certain SEC rules and regulations and provides the staff’s views regarding the valuation of share-based payment arrangements for public companies.

The Group has adopted SFAS No. 123 (Revised 2004) using the modified retrospective method. Under this method, the Group has adjusted the financial statements for the periods between 1 April 1995 and 30 September 2005 to give effect to the fair value method of accounting for awards granted, modified or settled during those periods on a basis consistent with the pro forma amounts disclosed under the requirements of the original SFAS No. 123, “Accounting for Stock-Based Compensation”. The provisions of SFAS No. 123 (Revised 2004) will be applied to all awards granted, modified, or settled after 1 October 2005. The effect of applying the original provisions of SFAS No. 123 under the modified retrospective method of adoption on the year ended 31 March 2005 was to decrease loss before income taxes, loss from continuing operations and net loss by £66 million, £30 million and £30 million respectively (six months ended 30 September 2005: increases of £4 million, £8 million and £8 million respectively). The adjustment also had the effect of decreasing both basic and diluted loss per share from continuing operations and net loss by 0.05 pence (six months ended 30 September 2005: increase 0.01 pence). The adoption of SFAS No. 123 (Revised 2004) increased shareholders’ equity at 1 April 2004 by £112 million.

k.   Loss per share
The share options and shares described in note 20 were excluded from the calculation of diluted loss per share as the effect of their inclusion in the calculation would be antidilutive due to the Group recognising a loss in all periods presented.

39.   New accounting standards
The Group has not adopted the following standards, which have been issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”). The Group does not currently believe the adoption of these standards will have a material impact on the consolidated results or financial position of the Group.

•	IAS Amendment, “Amendment to IAS 1, “Presentation of Financial Statements” – Capital Disclosures” (effective for annual periods beginning after 1 January 2007, with earlier application encouraged).

•	IFRIC 4, “Determining whether an Arrangements contains a Lease” (effective from 1 April 2006).

•	IFRIC 5, “Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds” (effective from 1 April 2006).

•	IFRIC 6, “Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment” (effective from 1 April 2006).

•	IFRIC 7, “Applying the Restatement Approach under IAS 29, “Financial Reporting in Hyperinflationary Economies” (effective from 1 April 2006).

•	IFRIC 8, “Scope of IFRS 2” (effective for annual periods beginning on or after 1 May 2006, with early application encouraged). This interpretation has not yet been adopted for use in the EU.

•	IFRIC 9, “Reassessment of Embedded Derivatives” (effective for annual periods beginning on or after 1 June 2006, with early application encouraged). This interpretation has not yet been adopted for use in the EU.

Vodafone Group Plc Annual Report 2006	125

Back to Contents

Notes to the Consolidated Financial Statements
continued

40.   Transition to IFRS on first-time adoption
Basis of preparation of IFRS financial information
The Group’s Annual Report for the year ended 31 March 2006 is the first annual Consolidated Financial Statements that comply with IFRS. The Consolidated Financial Statements have been prepared in accordance with the significant accounting policies described in note 2. The Group has applied IFRS 1, “First-time Adoption of International Financial Reporting Standards” in preparing these statements.

IFRS 1 exemptions
IFRS 1 sets out the procedures that the Group must follow when it adopts IFRS for the first time as the basis for preparing its Consolidated Financial Statements. The Group is required to establish its IFRS accounting policies as at 31 March 2006 and, in general, apply these retrospectively to determine the IFRS opening balance sheet at its date of transition, 1 April 2004. This standard provides a number of optional exemptions to this general principle. These are set out below, together with a description in each case of the exemption adopted by the Group.

Business combinations that occurred before the opening IFRS balance sheet date (IFRS 3, “Business Combinations”)
The Group has elected not to apply IFRS 3 retrospectively to business combinations that took place before the date of transition. As a result, in the opening balance sheet, goodwill arising from past business combinations remains as stated under UK GAAP at 31 March 2004.

If the Group had elected to apply IFRS 3 retrospectively, the purchase consideration would have been allocated to the following major categories of acquired intangible assets and liabilities based on their fair values: licence and spectrum fees, brands, customer bases, and deferred tax liabilities. Goodwill would have been recognised as the excess of the purchase consideration over the fair values of acquired assets and liabilities – retrospective application may have resulted in an increase or decrease to goodwill. The fair values of the acquired intangible assets would have been amortised over their respective useful lives.

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

Financial instruments (IAS 39, “Financial Instruments: Recognition and
   Measurement” and IFRS 7, “Financial Instruments: Disclosures”)
The Group has applied IAS 32 and IAS 39 for all periods presented and has therefore not taken advantage of the exemption in IFRS 1 that would enable the Group to only apply these standards from 1 April 2005.

Cumulative translation differences (IAS 21, “The Effects of Changes in
   Foreign Exchange Rates”)
The Group has deemed the cumulative translation differences at the date of transition to IFRS to be zero. As a result, the gain or loss of a subsequent disposal of any foreign operation will exclude the translation differences that arose before the date of transition to IFRS.

If the Group had not applied the exemption, the gain or loss on any disposals after the transition date would include additional cumulative transaction differences relating to the businesses disposed of.

Fair value or revaluation as deemed cost (IAS 16, “Property, Plant and
   Equipment” and IAS 38, “Intangible Assets”)
The Group has not elected to measure any item of property, plant and equipment or intangible asset at the date of transition to IFRS at its fair value.

Impact of transition to IFRS
The following is a summary of the effects of the differences between IFRS and UK GAAP on the Group’s total equity shareholders’ funds and profit for the financial year for the years previously reported under UK GAAP following the date of transition to IFRS.

Total equity shareholders’ funds

		1 April 2004	31 March 2005
	Note	£m	£m

Total equity shareholders’ funds (UK GAAP)		111,924	99,317
Measurement and recognition differences:
Intangible assets	a	(164)	13,986
Proposed dividends	b	728	1,395
Financial instruments	c	385	350
Share-based payments	d	12	63
Defined benefit pension schemes	e	(257)	(361)
Deferred and current taxes	f	(1,011)	(774)
Other		(66)	(176)

Total equity shareholders’ funds (IFRS)		111,551	113,800

Profit for the year ended 31 March 2005
	Note	£m

Loss on ordinary activities after taxation (UK GAAP)		(6,938)
Measurement and recognition differences:
Intangible assets	a	14,263
Financial instruments	c	(174)
Share-based payments	d	(91)
Defined benefit pension schemes	e	7
Deferred and current taxes	f	10
Other		(130)
Presentation differences:
Presentation of equity accounted investments	g	(45)
Presentation of joint ventures	h	(384)

Profit for the financial year (IFRS)		6,518

There were no significant differences between IFRS and UK GAAP on the Group’s cash flow statement for the year ended 31 March 2005.

126	Vodafone Group Plc Annual Report 2006

Back to Contents

Financials

Principal differences between IFRS and UK GAAP
Measurement and recognition differences
a.   Intangible assets
IAS 38, “Intangible Assets” requires that goodwill is not amortised. Instead it is subject to an annual impairment review. As the Group has elected not to apply IFRS 3 retrospectively to business combinations prior to the opening balance sheet date under IFRS, the UK GAAP goodwill balance, after adjusting for items including the impact of proportionate consolidation of joint ventures, at 31 March 2004 (£78,753 million) has been included in the opening IFRS consolidated balance sheet and is no longer amortised.

Under IAS 38, capitalised payments for licences and spectrum fees are amortised on a straight line basis over their useful economic life. Amortisation is charged from the commencement of service of the network. Under UK GAAP, the Group’s policy was to amortise such costs in proportion to the capacity of the network during the start up period and then on a straight-line basis thereafter.

b.   Proposed dividends
IAS 10, “Events after the Balance Sheet Date” requires that dividends declared after the balance sheet date should not be recognised as a liability at that balance sheet date as the liability does not represent a present obligation as defined by IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”.

c.   Financial instruments
IAS 32, “Financial Instruments: Disclosure and Presentation” and IAS 39, “Financial Instruments: Recognition and Measurement” address the accounting for, and reporting of, financial instruments. IAS 39 sets out detailed accounting requirements in relation to financial assets and liabilities.

All derivative financial instruments are accounted for at fair market value whilst other financial instruments are accounted for either at amortised cost or at fair value depending on their classification. Subject to certain criteria, financial assets and financial liabilities may be designated as forming hedge relationships as a result of which fair value changes are offset in the income statement or charged/credited to equity depending on the nature of the hedge relationship.

d.   Share-based payments
IFRS 2, “Share-based Payment” requires that an expense for equity instruments granted be recognised in the financial statements based on their fair value at the date of grant. This expense, which is primarily in relation to employee option and performance share schemes, is recognised over the vesting period of the scheme.

While IFRS 2 allows the measurement of this expense to be calculated only on options granted after 7 November 2002, the Group has applied IFRS 2 to all instruments granted but not fully vested as at 1 April 2004. The Group has adopted the binomial model for the purposes of calculating fair value under IFRS, calibrated using a Black-Scholes framework.

e.   Defined benefit pension schemes
The Group elected to adopt early the amendment to IAS 19, “Employee Benefits” issued by the IASB on 16 December 2004 which allows all actuarial gains and losses to be charged or credited to equity.

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

f.   Deferred and current taxes
The scope of IAS 12, “Income Taxes” is wider than the corresponding UK GAAP standards, and requires deferred tax to be provided on all temporary differences rather than just timing differences under UK GAAP.

As a result, taxes in the Group's IFRS opening balance sheet at 1 April 2004 were adjusted by £1.0 billion. This includes an additional deferred tax liability of £1.8 billion in respect of the differences between the carrying value and tax written down value of the Group's investments in associated undertakings and joint ventures. This comprises £1.3 billion in respect of differences that arose when US investments were acquired and £0.5 billion in respect of undistributed earnings of certain associated undertakings and joint ventures, principally Vodafone Italy. UK GAAP does not permit deferred tax to be provided on the undistributed earnings of the Group’s associated undertakings and joint ventures until there is a binding obligation to distribute those earnings.

IAS 12 also requires deferred tax to be provided in respect of the Group’s liabilities under its post employment benefit arrangements and on other employee benefits such as share and share option schemes.

Presentation differences
g.   Presentation of equity accounted investments
Under IFRS, in accordance with IAS 1, “Presentation of Financial Statements”, “Tax on profit” on the face of the consolidated income statement comprises the tax charge of the Company, its subsidiaries and its share of the tax charge of joint ventures. The Group’s share of its associated undertakings’ tax charges is shown as part of “Share of result in associated undertakings” rather than being disclosed as part of the tax charge under UK GAAP.

In respect of the Verizon Wireless partnership, the line “Share of result in associated undertakings” includes the Group’s share of pre-tax partnership income and the Group’s share of the post-tax income attributable to corporate entities (as determined for US corporate income tax purposes) held by the partnership. The tax attributable to the Group’s share of allocable partnership income is included as part of “Tax on profit” in the consolidated income statement. This treatment reflects the fact that tax on allocable partnership income is, for US corporate income tax purposes, a liability of the partners and not the partnership. Under UK GAAP, the Group’s share of minority interests in associated undertakings was reported in minority interests, under IFRS this is reported within investments in associated undertakings.

h.   Presentation of joint ventures
IAS 31, “Interests in Joint Ventures” defines a jointly controlled entity as an entity where unanimous consent over the strategic financial and operating decisions is required between the parties sharing control. Control is defined as the power to govern the financial and operating decisions of an entity so as to obtain economic benefit from it.

The Group has reviewed the classification of its investments and concluded that the Group’s 76.9% (31 March 2005: 76.8%) interest in Vodafone Italy, classified as a subsidiary undertaking under UK GAAP, should be accounted for as a joint venture under IFRS. In addition, the Group’s interests in South Africa, Poland, Kenya and Fiji, which were classified as associated undertakings under UK GAAP, have been classified as joint ventures under IFRS as a result of the contractual rights held by the Group. The Group’s interest in Romania was classified as a joint venture until the acquisition of the controlling stake from Telesystem International Wireless Inc. of Canada completed on 31 May 2005. The Group has adopted proportionate consolidation as the method of accounting for these six entities.

Under UK GAAP, the revenue, operating profit, net financing costs and taxation of Vodafone Italy were consolidated in full in the income statement with a corresponding allocation to minority interest. Under proportionate consolidation, the Group recognises its share of all income statement lines with no allocation to minority interest. There is no effect on the result for a financial period from this adjustment.

Under UK GAAP, the Group’s interests in South Africa, Poland, Romania, Kenya and Fiji were accounted for under the equity method, with the Group’s share of operating profit, interest and tax being recognised separately in the consolidated income statement. Under proportionate consolidation, the Group recognises its share of all income statement lines. There is no effect on the result for a financial period from this adjustment.

Under UK GAAP, the Group fully consolidated the cash flows of Vodafone Italy, but did not consolidate the cash flows of its associated undertakings. The IFRS consolidated cash flow statement reflects the Group’s share of cash flows relating to its joint ventures on a line by line basis, with a corresponding recognition of the Group’s share of net debt for each of the proportionately consolidated entities.

Other differences
i.   Reclassification of non-equity minority interests to liabilities
The primary impact of the implementation of IAS 32 is the reclassification of the $1.65 billion preferred shares issued by the Group’s subsidiary, Vodafone Americas Inc., from non-equity minority interests to liabilities. The reclassification at 1 April 2004 was £875 million. Dividend payments by this subsidiary, which were previously reported in the Group’s income statement as non-equity minority interests, have been reclassified to financing costs.

j.   Fair value of available-for-sale financial assets
The Group has classified certain of its cost-based investments as available-for-sale financial assets as defined in IAS 39. This classification does not reflect the intentions of management in relation to these investments. These assets are measured at fair value at each reporting date with movements in fair value taken to equity. At 1 April 2004, a cumulative increase of £233 million in the fair value over the carrying value of these investments was recognised.

Vodafone Group Plc Annual Report 2006	127

Back to Content

Notes to the Consolidated Financial Statements
continued

40.   Transition to IFRS on first-time adoption continued
Reconciliation of the UK GAAP consolidated profit and loss account to the IFRS consolidated income statement
Year ended 31 March 2005

			Measurement
		Presentation	and recognition	Discontinued
	UK GAAP	differences	differences	operations	IFRS
UK GAAP format	£m	£m	£m	£m	£m	IFRS format

Turnover	34,133	–	(60)	(7,395)	26,678	Revenue
Cost of sales	(20,753)	–	(711)	5,664	(15,800)	Cost of sales

Gross profit	13,380	–	(771)	(1,731)	10,878	Gross profit
Selling and distribution costs	(2,031)	–	(15)	397	(1,649)	Selling and distribution expenses
Administrative expenses	(16,653)	315	12,812	670	(2,856)	Administrative expenses
		404	1,576	–	1,980	Share of result in associated
						undertakings
		(315)	(160)	–	(475)	Other income and expense

Operating loss	(5,304)	404	13,442	(664)	7,878	Operating profit
Share of result in associated undertakings	1,193	(1,193)
Exceptional non-operating items	13	(13)
		8	(2)	(13)	(7)	Non-operating income and expense
		324	(21)	(9)	294	Investment income
Net interest payable and similar items	(604)	(113)	(183)	20	(880)	Financing costs

Loss on ordinary activities before taxation	(4,702)	(583)	13,236	(666)	7,285	Profit before taxation
Tax on loss on ordinary activities	(2,236)	538	265	(436)	(1,869)	Tax on profit

Loss on ordinary activities after taxation	(6,938)	(45)	13,501	(1,102)	5,416	Profit on ordinary activities after
						taxation from continuing operations
	–	–	–	1,102	1,102	Profit on ordinary activites after
						taxation from discontinued
						operations

	(6,938)	(45)	13,501	–	6,518	Profit for the financial year
Minority interest	(602)	45	449	–	(108)	Profit for the financial year
						attributable to minority interests

Loss for the financial year	(7,540)	–	13,950	–	6,410	Profit for the financial year
						attributable to equity shareholders

128	Vodafone Group Plc Annual Report 2006

Back to Contents

Financials

Reconciliation of the UK GAAP consolidated balance sheet to the IFRS consolidated balance sheet
1 April 2004

			Measurement
		Presentation	and recognition
	UK GAAP	differences	differences	IFRS
UK GAAP format	£m	£m	£m	£m	IFRS format

Fixed assets:					Non-current assets:
Intangible assets	93,622	–	1,002	94,624	Intangible assets
Tangible assets	18,083	–	(971)	17,112	Property, plant and equipment
Investments in associated undertakings	21,226	–	(800)	20,426	Investments in associated undertakings
Other investments	1,049	–	233	1,282	Other investments
		671	136	807	Deferred tax assets
		221	(9)	212	Trade and other receivables

	133,980	892	(409)	134,463

Current assets:					Current assets:
Stocks	458	–	10	468	Inventory
Debtors	6,901	(6,901)
		372	(103)	269	Taxation recoverable
		5,148	305	5,453	Trade and other receivables
Investments	4,381	(4,381)
Cash at bank and in hand	1,409	4,381	61	5,851	Cash and cash equivalents

	13,149	(1,381)	273	12,041

Total assets	147,129	(489)	(136)	146,504	Total assets

Capital and reserves:					Equity:
Called up share capital	4,280	–	–	4,280	Called up share capital
Share premium account	52,154	–	–	52,154	Share premium account
Own shares held	(1,136)	–	–	(1,136)	Own shares held
Other reserve	99,640	–	310	99,950	Additional paid-in capital
		–	233	233	Other reserves
Profit and loss account	(43,014)	–	(916)	(43,930)	Retained losses

Total equity shareholders’ funds	111,924	–	(373)	111,551	Total equity shareholders’ funds
Minority interests	3,007	–	(2,198)	809	Minority interests

	114,931	–	(2,571)	112,360

Creditors – amounts falling due after more than one year	12,975	(12,975)			Non-current liabilities:
		12,224	1,859	14,083	Long-term borrowings
		3,314	1,421	4,735	Deferred tax liabilities
		(73)	227	154	Post employment benefits
Provisions for liabilities and charges	4,197	(3,858)	5	344	Provisions for liabilities and charges
		751	(449)	302	Trade and other payables

	17,172	(617)	3,063	19,618

Creditors – amounts falling due within one year	15,026	(15,026)			Current liabilities:
		2,054	788	2,842	Short-term borrowings
		4,275	(356)	3,919	Current taxation liabilities
		8,643	(1,068)	7,575	Trade and other payables
		182	8	190	Provisions for liabilities and charges

	15,026	128	(628)	14,526

	147,129	(489)	(136)	146,504	Total equity and liabilities

Vodafone Group Plc Annual Report 2006	129

Back to Content

Notes to the Consolidated Financial Statements
continued

40.   Transition to IFRS on first-time adoption continued
31 March 2005

			Measurement
		Presentation	and recognition
	UK GAAP	differences	differences	IFRS
UK GAAP format	£m	£m	£m	£m	IFRS format

Fixed assets:					Non-current assets:
		68,673	12,326	80,999	Goodwill
Intangible assets	83,464	(68,673)	1,358	16,149	Other intangible assets
Tangible assets	18,398	–	(956)	17,442	Property, plant and equipment
Investments in associated undertakings	19,398	–	836	20,234	Investments in associated undertakings
Other investments	852	–	329	1,181	Other investments
		1,084	100	1,184	Deferred tax assets
		12	–	12	Post employment benefits
		613	(28)	585	Trade and other receivables

	122,112	1,709	13,965	137,786

Current assets:					Current assets:
Stocks	430	–	10	440	Inventory
Debtors	7,698	(7,698)
		268	(230)	38	Taxation recoverable
		5,049	115	5,164	Trade and other receivables
Investments	816	(816)
Cash at bank and in hand	2,850	816	103	3,769	Cash and cash equivalents

	11,794	(2,381)	(2)	9,411

Total assets	133,906	(672)	13,963	147,197	Total assets

Capital and reserves:					Equity:
Called up share capital	4,286	–	–	4,286	Called up share capital
Share premium account	52,284	–	–	52,284	Share premium account
Own shares held	(5,121)	–	–	(5,121)	Own shares held
Other reserve	99,556	–	525	100,081	Additional paid-in capital
		–	1,781	1,781	Accumulated other recognised
					income and expense
Profit and loss account	(51,688)	–	12,177	(39,511)	Retained losses

Total equity shareholders’ funds	99,317	–	14,483	113,800	Total equity shareholders’ funds
Minority interests	2,818	–	(2,970)	(152)	Minority Interests

	102,135	–	11,513	113,648

Creditors – amounts falling due after more than one year	12,382	(12,382)			Non-current liabilities:
		11,613	1,577	13,190	Long-term borrowings
		3,481	1,368	4,849	Deferred tax liabilities
		(171)	307	136	Post employment benefits
Provisions for liabilities and charges	4,552	(4,235)	2	319	Provisions for other liabilities and
					charges
		797	(359)	438	Trade and other payables

	16,934	(897)	2,895	18,932

Creditors – amounts falling due within one year	14,837	(14,837)			Current liabilities:
		392	1,611	2,003	Short-term borrowings
		4,759	(406)	4,353	Current taxation liabilities
		9,717	(1,684)	8,033	Trade and other payables
		194	34	228	Provisions for other liabilities and
					charges

	14,837	225	(445)	14,617

	133,906	(672)	13,963	147,197	Total equity and liabilities

130	Vodafone Group Plc Annual Report 2006

Back to Contents

Financials

Report of Independent Registered Public Accounting Firm to the Members of Vodafone Group Plc

We have audited the Consolidated Financial Statements of Vodafone Group Plc, which comprise the consolidated consolidated balance sheets at 31 March 2006 and 2005, the consolidated income statements, consolidated cash flow statements, the consolidated statements of recognised income and expenses for each of the two years in the period ended 31 March 2006 and the related notes numbered 1 to 40. These Consolidated Financial Statements have been prepared under the accounting policies set out therein. We have also audited the information in the directors’ remuneration report that is described as having been audited.

We have reported separately on the individual Company Financial Statements of Vodafone Group Plc for the year ended 31 March 2006.

Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the annual report, the directors’ remuneration report and the Consolidated Financial Statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted for use in the European Union are set out in the statement of directors’ responsibilities.

Our responsibility is to audit the Consolidated Financial Statements and the part of the directors’ remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Consolidated Financial Statements give a true and fair view in accordance with the relevant financial reporting framework and whether the Consolidated Financial Statements and the part of the directors’ remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

We report to you if in our opinion the information given in the directors’ report is not consistent with the Consolidated Financial Statements. We also report to you if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ transactions with the Company and other members of the Group is not disclosed.

We also report to you if, in our opinion, the Company has not complied with any of the four directors’ remuneration disclosure requirements specified for our review by the Listing Rules of the Financial Services Authority. These comprise the amount of each element in the remuneration package and information on share options, details of long term incentive schemes, and money purchase and defined benefit schemes. We give a statement, to the extent possible, of details of any non-compliance.

We review whether the corporate governance statement reflects the Company’s compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board’s statement on internal control covers all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the directors’ report and the other information contained in the annual report for the above year as described in the contents section including the unaudited part of the directors’ remuneration report and we consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Consolidated Financial Statements.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board and with the standards of the Public Company Accounting Oversight Board (United States). The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Consolidated Financial Statements and the part of the directors’ remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Consolidated Financial Statements, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Consolidated Financial Statements and the part of the directors’ remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Consolidated Financial Statements and the part of the directors’ remuneration report described as having been audited.

Opinions
IFRS opinion
In our opinion:

•	the Consolidated Financial Statements give a true and fair view, in accordance with IFRS as adopted for use in the European Union, of the state of the Group’s affairs as at31 March 2006 and of its loss for the year then ended;

•	the Consolidated Financial Statements and the part of the directors’ remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and

•	the information given in the directors’ report is consistent with the Consolidated Financial Statements.

As explained in note 1 of the Consolidated Financial Statements, the Group, in addition to complying with its legal obligation to comply with IFRS as adopted for use in the European Union, has also complied with the IFRS as issued by the International Accounting Standards Board. Accordingly, in our opinion the financial statements give a true and fair view, in accordance with IFRS, of the state of the Group’s affairs as at 31 March 2006 and of its loss for the year then ended.

US opinion
In our opinion the Consolidated Financial Statements present fairly, in all material respects, the consolidated financial position of the Group at 31 March 2006 and 2005 and the consolidated results of its operations and cash flows for each of the two years in the period ended 31 March 2006 in conformity with IFRS as adopted for use in the European Union and as issued by the International Accounting Standards Board.

IFRS vary in significant respects from the accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 38 to the Consolidated Financial Statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
United Kingdom

30 May 2006

Vodafone Group Plc Annual Report 2006	131

Back to Contents

Company Financial Statements of Vodafone Group Plc at 31 March

		2006	2005
			(restated)
	Note	£m	£m

Fixed assets
Other investments	3	133	–
Shares in group undertakings	3	67,395	94,446

		67,528	94,446

Current assets
Debtors: amounts falling due after more than one year	4	236	370
Debtors: amounts falling due within one year	4	99,417	77,466
Investments	5	–	28

		99,653	77,864
Creditors: amounts falling due within one year	6	(76,591)	(89,740)

Net current assets/( liabilities)		23,062	(11,876)

Total assets less current liabilities		90,590	82,570
Creditors: amounts falling due after more than one year	6	(13,487)	(9,380)

		77,103	73,190

Capital and reserves
Called up share capital	7	4,165	4,286
Share premium account	8	52,444	52,284
Capital redemption reserve	8	128	–
Capital reserve	8	88	88
Other reserves	8	1,012	1,048
Own shares held	8	(8,186)	(5,085)
Profit and loss account	8	27,452	20,569

Equity shareholders’ funds		77,103	73,190

The Financial Statements were approved by the Board of directors on 30 May 2006 and were signed on its behalf by:

Arun Sarin	Andy Halford
Chief Executive	Chief Financial Officer

The accompanying notes are an integral part of these Financial Statements.

132	Vodafone Group Plc Annual Report 2006

Back to Contents

Financials

Notes to the Company Financial Statements

1.   Basis of preparation
The separate financial statements of the Company are drawn up in accordance with the Companies Act 1985 and UK generally accepted accounting principles (“UK GAAP”).

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

As permitted by Section 230 of the Companies Act 1985, the profit and loss account of the Company is not presented in this Annual Report.

The Company has taken advantage of the exemption contained in FRS 1 “Cash flow statements” and has not produced a cash flow statement.

The Company has taken advantage of the exemption contained in FRS 8 “Related party disclosures” and has not reported transactions with fellow Group undertakings.

2.  Significant accounting policies
The Company’s significant accounting policies are described below.

Accounting convention
The Company Financial Statements are prepared under the historical cost convention and in accordance with applicable accounting standards of the UK Accounting Standards Board and pronouncements of the Urgent Issues Task Force.

New accounting standards
The Company has adjusted its accounting policies to adopt the following new standards: FRS 17 “Retirement Benefits”, FRS 20 “Share-based Payments”, FRS 21 “Events after the Balance Sheet Date”, FRS 22 “Earnings per share”, FRS 23 “The Effects of Changes in Foreign Exchange Rates”, FRS 26 “Financial Instruments: Measurement” and FRS 28 “Corresponding Amounts”. The Company has also early adopted FRS 29 “Financial Instruments: Disclosures”, which replaces the disclosure requirements of FRS 25 “Financial Instruments: Disclosure and Presentation”. Comparative figures have been restated accordingly for changes in accounting policy. Details of the effect of the prior year adjustment are set out below and the full impact on the Company’s net asset position as at 1 April 2005 is analysed in note 8.

FRS 17 impacts the Company in its role as sponsoring employer of the Vodafone Group Pension Scheme, a defined benefit pension scheme. The adoption of FRS 17 had no effect on the Company’s profit or net assets as the Company was unable to identify its share of the underlying assets and liabilities of the Vodafone Group Pension Scheme on a consistent and reasonable basis. Therefore the Company has applied the guidance within FRS 17 to account for defined benefit schemes as if they were defined contribution schemes and recognise only the contribution payable each year. The Company had no contributions payable for the years ended 31 March 2006 and 31 March 2005 as it has no employees.

FRS 20 requires that the fair value of options and shares awarded to employees is charged to the profit and loss account over the vesting period. The Company does not incur a charge under this standard. However, where the Company has granted rights over the Company’s shares or share options to the employees of its subsidiary undertakings, an additional capital contribution has been deemed to have been made by the Company to its subsidiary undertakings. This results in an additional investment in subsidiaries and a corresponding increase in shareholders equity. The additional capital contribution is based on the fair value of the grant issued allocated over the underlying grant’s vesting period. As a result of adopting FRS 20, the Company’s net assets at 31 March 2005 increased by £419 million.

FRS 21 requires that dividends declared after the balance sheet date should not be recognised as a liability at the balance sheet date as the liability does not represent a present obligation. Under FRS 21, interim dividends are recognised when they are paid, and final dividends are recognised when they are approved by shareholders. As a result of adopting FRS 21, the Company’s net assets at 31 March 2005 increased by £1,395 million.

FRS 23 sets out additional guidance on the translation method for transactions in foreign currencies and on determining the functional and presentational currencies. The adoption of FRS 23 had no impact on the Company’s profit or net assets.

The Company has adopted the presentation requirements of FRS 25. This deals with the classification of capital instruments issued between debt and equity and the implications of that classification for dividends and interest expense.

FRS 26 sets out the requirements for measurement, recognition and de-recognition of financial instruments. The main impact of this change in accounting policy is to recognise the fair value of foreign exchange contracts and interest rate swaps on the balance sheet with effect from the transitional date of 1 April 2004. The adoption of FRS 26 increased the Company’s net assets at 31 March 2005 by £182 million.

FRS 28 gives the requirements for the disclosure of corresponding amounts for items shown in an entity’s primary financial statements and the notes to the financial statements. The adoption of FRS 28 had no effect upon the Company’s profit or net assets.

FRS 29 sets out the requirements for the disclosures relating to financial instruments. The Company has early adopted FRS 29 and applied its requirements from 1 April 2005. The Company is exempt from the requirements of the standard as full FRS 29 disclosures are available in the Vodafone Group Plc Annual Report 2006.

Investments
Shares in Group undertakings are stated at cost less any provision for permanent diminution in value.

The Company assesses investments for impairment whenever events or changes in circumstances indicate that the carrying value of an investment may not be recoverable. If any such indication of impairment exists, the Company makes an estimate of the recoverable amount. If the recoverable amount of the cash-generating unit is less than the value of the investment, the investment is considered to be impaired and is written down to its recoverable amount. An impairment loss is recognised immediately in the profit and loss account.

For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity, determined using the weighted average costs method, is included in the net profit or loss for the period.

Foreign currencies
In preparing the financial statements of the Company, transactions in currencies other than the Company’s functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rate prevailing on the date when fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are included in the profit and loss account for the period. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in the profit and loss account for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognised directly in equity.

Vodafone Group Plc Annual Report 2006	133

Back to Contents

Notes to the Company Financial Statements
continued

2.   Significant accounting policies continued
Borrowing costs
All borrowing costs are recognised in the profit and loss account in the period in which they are incurred.

Taxation
Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full on timing differences that exist at the balance sheet date and that result in an obligation to pay more tax, or a right to pay less tax in the future. The deferred tax is measured at the rate expected to apply in the periods in which the timing differences are expected to reverse, based on the tax rates and laws that are enacted or substantively enacted at the balance sheet date. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax is not provided on timing differences arising from the revaluation of fixed assets where there is no binding commitment to sell the asset. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Financial instruments
Financial assets and financial liabilities, in respect of financial instruments, are recognised on the balance sheet when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities and equity instruments
Financial liabilities and equity instruments issued by the Company are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities. The accounting policies adopted for specific financial liabilities and equity instruments are set out below.

Capital market and bank borrowings
Interest-bearing loans and overdrafts are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method, except where they are identified as a hedged item in a fair value hedge. Any difference between the proceeds net of transaction costs and the settlement or redemption of borrowings is recognised over the term of the borrowing.

Equity instruments
Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments and hedge accounting
The Company’s activities expose it to the financial risks of changes in foreign exchange rates and interest rates.

The use of financial derivatives is governed by the Group’s policies approved by the board of directors, which provide written principles on the use of financial derivatives consistent with the Group’s risk management strategy. The Company does not use derivative financial instruments for speculative purposes.

Derivative financial instruments are initially measured at fair value on the contract date, and are subsequently re-measured to fair value at each reporting date. The Company designates certain derivatives as hedges of the change of fair value of recognised assets and liabilities (“fair value hedges”). Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting.

Fair value hedges
The Company’s policy is to use derivative instruments (primarily interest rate swaps) to convert a proportion of its fixed rate debt to floating rates in order to hedge the interest rate risk arising, principally, from capital market borrowings. The Company designates these as fair value hedges of interest rate risk with changes in fair value of the hedging instrument recognised in the profit and loss account for the period together with the changes in the fair value of the hedged item due to the hedged risk, to the extent the hedge is effective. The ineffective portion is recognised immediately in the profit and loss account.

Share based payments
The Group operates a number of equity settled share based compensation plans for the employees of subsidiary undertakings, using the Company’s equity instruments. The fair value of the compensation given in respect of these share based compensation plans is recognised as a capital contribution to the Company’s subsidiary undertakings, over the vesting period. The capital contribution is reduced by any payments received from subsidiary undertakings in respect of these share based payments.

Dividends paid and received
Dividends paid and received are included in the financial statements in the period in which the related dividends are actually paid or received or, in respect of the Company’s final dividend for the year, approved by shareholders.

134	Vodafone Group Plc Annual Report 2006

Back to Contents

Financials

3.   Fixed assets
Other investments
The Company’s fixed asset investments comprises £133 million (2005: £nil) representing 30,252,460 ordinary shares in VenFin Limited (2005: £nil). The investment is held at fair value.

Shares in group undertakings

£m

Cost:
1 April 2005	98,789
Adjustment for adoption of FRS 20	419

1 April 2005, as restated	99,208
Additions	3,642
Capital contributions arising from share based payments	114
Contributions received in relation to share based payments	(150)
Disposals	(30,654)

31 March 2006	72,160

Amounts provided for:
1 April 2005	4,762
Amounts provided for during the year	3

31 March 2006	4,765

Net book value:
31 March 2006	67,395

31 March 2005, as restated	94,446

At 31 March 2006, the Company had the following principal subsidiary undertakings:

		Country of
		incorporation	Percentage
Name	Principal activity	or registration	shareholding

Vodafone International Operations Limited	Holding company	England	100

4.   Debtors

	2006	2005
		(restated)
	£m	£m

Amounts falling due within one year:
Amounts owed by subsidiary undertakings	99,174	77,246
Taxation recoverable	72	37
Group relief receivable	–	43
Other debtors	171	140

	99,417	77,466

Amounts falling due after more than one year:
Deferred taxation	5	5
Other debtors	231	365

	236	370

5.   Investments

	2006	2005
	£m	£m

Liquid Investments	–	28

The Company’s liquid investments at 31 March 2005 comprised of short term foreign exchange forward contracts.

Vodafone Group Plc Annual Report 2006	135

Back to Contents

Notes to the Company Financial Statements
continued

6.   Creditors

	2006	2005
		(restated)
	£m	£m

Amounts falling due within one year:
Bank loans and other loans	2,143	42
Amounts owed to subsidiary undertakings	74,229	89,652
Group relief payable	89	–
Other creditors	120	34
Accruals and deferred income	10	12

	76,591	89,740

Amounts falling due after more than one year:
Bank loans	–	16
Other loans	13,321	9,316
Other creditors	166	48

	13,487	9,380

Included in amounts falling due after more than one year are other loans of £5,942 million, which are due in more than five years from 1 April 2006 and are payable otherwise than by instalments. Interest payable on this debt ranges from 3.625% and 7.875%.

7.   Share capital

	2006		2005

	Number	£m	Number	£m

Authorised:
Ordinary shares of US$0.10 each	78,000,000,000	4,875	78,000,000,000	4,875

Ordinary shares allotted, issued and fully paid:
1 April	68,380,866,539	4,286	68,263,933,048	4,280
Allotted during the year	120,466,245	7	116,933,491	6
Cancelled during the year	(2,250,000,000)	(128)	–	–

31 March	66,251,332,784	4,165	68,380,866,539	4,286

Notes:
(1)	At 31 March 2006 the Company held 6,120,129,348 (2005: 3,785,000,000) treasury shares with a nominal value of £352 million (2005: £205 million).
(2)	At 31 March 2006, 50,000 (2005: 50,000) 7% cumulative fixed rate shares of £1 each were authorised, allotted, issued and fully paid by the Company.

Allotted during the year

		Nominal
		value	Proceeds
	Number	£m	£m

UK share awards and option scheme awards	85,744,935	5	122
US share awards and option scheme awards	34,721,310	2	37

Total for share option schemes and restricted stock awards	120,466,245	7	159

Cancelled during the year
During the year 2,250,000,000 (2005: nil) treasury shares were cancelled in order to comply with Companies Act requirements in relation to the amount of issued share capital that can be held in treasury.

Share-based payments
The Company currently uses a number of equity settled share plans to grant options and shares to the directors and employees of its subsidiary undertakings, as listed below.

Share option schemes
Vodafone Group savings related and sharesave schemes
Vodafone Group executive schemes
Vodafone Group 1999 Long Term Stock Incentive Plan and ADSs
Other share option plans

Share plans
Share Incentive plan
Restricted share plans

As at 31 March 2006, the Company had 786.9 million ordinary share options outstanding (2005: 1,122.6 million) and 7.7 million ADS options outstanding (2005: 11.2 million).

The Company has made a capital contribution to its subsidiary undertakings in relation to share based payments. At 1 April 2005, the capital contribution net of payments received from subsidiary undertakings was £419 million. During the year ended 31 March 2006, the capital contribution arising from share based payments was £114 million, with payments of £150 million received from subsidiary undertakings. The Company does not incur a profit and loss account charge in relation to share based payments.

Full details of share based payments, share option schemes and share plans are disclosed in note 20 to the Consolidated Financial Statements.

136	Vodafone Group Plc Annual Report 2006

Back to Contents

Financials

8.   Reserves and reconciliation of movements in equity shareholders’ funds

		Share	Capital				Profit	Total equity
		premium	redemption	Capital	Other	Own shares	and loss	shareholders’
	Share capital	account	reserve	reserve	reserves	held	account	funds
	£m	£m	£m	£m	£m	£m	£m	£m

1 April 2005 as previously reported	4,286	52,284	–	88	629	(5,085)	18,992	71,194
Prior year adjustment – implementation of FRS 20	–	–	–	–	419	–	–	419
Prior year adjustment – implementation of FRS 21	–	–	–	–	–	–	1,395	1,395
Prior year adjustment – implementation of FRS 26	–	–	–	–	–	–	182	182

1 April 2005	4,286	52,284	–	88	1,048	(5,085)	20,569	73,190
Issue of new shares	7	152	–	–	–	–	–	159
Purchase of own shares	–	–	–	–	–	(6,500)	–	(6,500)
Own shares released on vesting of share awards	–	8	–	–	–	346	–	354
Cancellation of own shares held	(128)	–	128	–	–	3,053	(3,053)	–
Profit for the financial year	–	–	–	–	–	–	12,671	12,671
Dividends	–	–	–	–	–	–	(2,753)	(2,753)
Capital contribution given relating to share based payments	–	–	–	–	114	–	–	114
Contribution received relating to share based payments	–	–	–	–	(150)	–	–	(150)
Other movements	–	–	–	–	–	–	18	18

31 March 2006	4,165	52,444	128	88	1,012	(8,186)	27,452	77,103

In accordance with the exemption allowed by section 230 in the Companies Act 1985, no profit and loss account has been presented by the Company. The profit for the financial year dealt with in the accounts of the Company is £12,671 million (2005 restated: £10,583 million). Under English law, the amount available for distribution to shareholders is based upon the profit and loss reserve of the Company and is reduced by the amount of own shares held and is limited by statutory or other restrictions.

The auditor remuneration for audit services to the Company was £0.6 million (2005: £0.5 million). The Company paid no audit fees in relation to non audit services to the Company for the years ended 31 March 2006 and 31 March 2005.

The directors are remunerated by Vodafone Group Plc for their services to the Group as a whole. No remuneration was paid to them specifically in respect of their services to Vodafone Group Plc for either year. Full details of the directors’ remuneration are disclosed in the Directors’ Remuneration Report in the Vodafone Group Plc Annual Report 2006.

There were no employees other than directors of the Company throughout the current or the preceding year.

9.   Equity dividends

	2006	2005
	£m	£m

Declared and paid during the financial year:
Final dividend for the year ended 31 March 2005: 2.16 pence per share
(2004: 1.078 pence per share)	1,386	728
Interim dividend for the year ended 31 March 2006: 2.20 pence per share
(2005: 1.91 pence per share)	1,367	1,263

	2,753	1,991

Proposed or declared after the balance sheet date and not recognised as a liability:
Final dividend for the year ended 31 March 2006: 3.87 pence per share
(2005: 2.16 pence per share)	2,327	1,386

Vodafone Group Plc Annual Report 2006	137

Back to Contents

Notes to the Company Financial Statements
continued

10.   Contingent liabilities

	2006	2005
	£m	£m

Performance bonds	172	176
Credit guarantees – third party indebtedness	1,570	1,424
Other guarantees and contingent liabilities	1	1

Performance bonds
Performance bonds require the Company to make payments to third parties in the event that the Company or its subsidiary undertakings do not perform what is expected of it under the terms of any related contracts.

Company performance bonds include £152 million (2005: £149 million) in respect of undertakings to roll out third generation networks in Spain.

Credit guarantees – third party indebtedness
Credit guarantees comprise guarantees and indemnities of bank or other facilities.

At 31 March 2006, the Company had guaranteed debt of Vodafone Finance K.K. amounting to £1,268 million (2005: £1,111 million) and issued guarantees in respect of notes issued by Vodafone Americas, Inc. amounting to £302 million (2005: £311 million). The Japanese facility expires by March 2011 and the majority of Vodafone Americas, Inc. bond guarantees by July 2008.

Other guarantees and contingent liabilities
Other guarantees principally comprise commitments to support disposed entities.

Legal proceedings
Details regarding certain legal actions which involve the Company are set out in note 31 to the Consolidated Financial Statements.

138	Vodafone Group Plc Annual Report 2006

Back to Contents

Financials

Independent Auditor’s Report to the Members of Vodafone Group Plc

We have audited the individual Company Financial Statements of Vodafone Group Plc for the year ended 31 March 2006 which comprise the balance sheet and the related notes 1 to 10. These individual Company Financial Statements have been prepared under the accounting policies set out therein.

The corporate governance statement and the directors’ remuneration report are included in the Group annual report of Vodafone Group Plc for the year ended 31 March 2006. We have reported separately on the Consolidated Financial Statements of Vodafone Group Plc for the year ended 31 March 2006 and on the information in the directors’ remuneration report that is described as having been audited.

Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the annual report and the individual Company Financial Statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of directors’ responsibilities.

Our responsibility is to audit the individual Company Financial Statements in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the individual Company Financial Statements give a true and fair view in accordance with the relevant financial reporting framework and whether the individual Company Financial Statements have been properly prepared in accordance with the Companies Act 1985. We report to you if in our opinion the information given in the directors’ report is not consistent with the individual Company Financial Statements. We also report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.

We read the directors’ report and the other information contained in the annual report for the above year as described in the contents section and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the individual Company Financial Statements.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the individual Company Financial Statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the individual Company Financial Statements, and of whether the accounting policies are appropriate to the Company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the individual Company Financial Statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the individual Company Financial Statements.

Opinion
In our opinion:

•	the individual Company Financial Statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 March 2006;

•	the individual Company Financial Statements have been properly prepared in accordance with the Companies Act 1985; and

•	the information given in the directors’ report is consistent with the Company Financial Statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
United Kingdom

30 May 2006

Vodafone Group Plc Annual Report 2006	139

Back to Contents

Investor information Financial calendar for the 2007 financial year

Annual General Meeting (see below)	25 July 2006
Interim Results announcement	14 November 2006
Preliminary announcement of full year results	23 May 2007

Dividends Full details on the dividend amount per share or ADS can be found on page 38. Set out below is information relevant to the final dividend for the year ended 31 March 2006.

Ex-dividend date	7 June 2006
Record date	9 June 2006
Dividend reinvestment plan election date	14 July 2006
Dividend payment date	4 August 2006	(1)

Note:
(1)	Payment date for both ordinary shares and ADSs.

Dividend payment methods
Holders of ordinary shares can:

•	have cash dividends paid direct to a bank or building society account; or

•	have cash dividends paid in the form of a cheque; or

•	elect to use the cash dividends to purchase more Vodafone shares under the Dividend Reinvestment Plan (see below).

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

For calls from outside the US, call +1 212 815 3700.
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

Telephone: +353 (0) 818 300 999 or Fax: +353 (0) 1 216 3151 Email: web.queries@computershare.ie

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

The Bank of New York Investor Relations Dept, P.O. Box 11258 Church St. Station New York, NY 10286-1258 USA

Telephone: +1 (800) 233 5601 (Toll free)

ADS holders should address any queries or instructions regarding their holdings to The Bank of New York at the above address or telephone number. ADS holders can also, subject to passing an identity check, view their account balances and transaction history, sell shares and request certificates from their Global BuyDIRECT Plan at www.stockbny.com.

140	Vodafone Group Plc Annual Report 2006

Back to Contents

Shareholder Information

Online shareholder services
The Company provides a number of shareholder services online at www.vodafone.com/shareholder, where shareholders may:

•	Register to receive electronic shareholder communications. Benefits to shareholders include faster receipt of communications such as annual reports, with cost and time savings for the Company. Electronic shareholder communications are also more environmentally friendly;

•	View a live webcast of the AGM of the Company on 25 July 2006. A recording will be available to review after that date;

•	View and/or download the Annual Report and the Annual Review & Summary Financial Statement 2006;

•	Check the current share price;

•	Calculate dividend payments; and

•	Use interactive tools to calculate the value of shareholdings, look up the historic price on a particular date and chart Vodafone ordinary share price changes against indices.

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

Annual General Meeting
The twenty-second AGM of the Company will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on 25 July 2006 at 11.00 a.m. or, if later, on conclusion of the Extraordinary General Meeting to be held immediately before it at 10.45 a.m.

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

Corporate sponsored nominee service for shareholders
Subject to changes to the Company’s Articles of Association being approved at the Annual General Meeting on 25 July 2006, the Company intends to establish a Corporate Nominee Service for Shareholders, which would be operated by the Company’s Registrar. The service provides a facility for shareholders to remove their shares from the Vodafone Group Plc share register and hold them, together with other shareholders through a nominee. There would be no need for a share certificate and, in addition, shareholders’ details will not be held on the main register and so will remain confidential.

Details will be available frollowing the AGM on the Company’s website at www.vodafone.com/shareholder.

ShareGift
The Company supports ShareGift, the charity share donation scheme (registered charity number 1052686). Through ShareGift, shareholders who have only a very small number of shares which might be considered uneconomic to sell are able to donate them to charity. Donated shares are aggregated and sold by ShareGift, the proceeds being passed on to a wide range of UK charities. Donating shares to charity gives rise neither to a gain nor a loss for UK Capital Gains purposes and UK taxpayers may also be able to claim income tax relief on the value of the donation.

ShareGift transfer forms specifically for the Company’s shareholders are available from the Company’s Registrars, Computershare Investor Services PLC and, even if the share certificate has been lost or destroyed, the gift can be completed. The service is generally free. However, there may be an indemnity charge for a lost or destroyed share certificate where the value of the shares exceeds £100. Further details about ShareGift can be obtained from its website at www.ShareGift.org or at 5 Lower Grosvenor Place, London SW1W 0EJ (telephone: +44 (0) 20 7828 1151).

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

The share price at 31 March 2006 was 120.50 pence (31 March 2005: 140.50 pence). The share price on 26 May 2006 was 119.75 pence.

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

Five year data on an annual basis

	London Stock		Frankfurt
	Exchange		Stock Exchange		NYSE
	Pounds per		Euros per		Dollars
	ordinary share		ordinary share		per ADS

Financial Year	High	Low	High	Low	High	Low

2001/2002	2.29	1.24	3.70	2.00	33.26	17.88
2002/2003	1.31	0.81	2.15	1.26	20.30	12.76
2003/2004	1.50	1.12	2.22	1.59	27.88	18.10
2004/2005	1.49	1.14	–	–	28.54	20.83
2005/2006	1.55	1.09	–	–	28.04	19.32

Two year data on a quarterly basis

	London Stock
	Exchange		NYSE
	Pounds per		Dollars
	ordinary share		per ADS

Financial Year	High	Low	High	Low

2004/2005
First Quarter	1.44	1.21	25.90	21.87
Second Quarter	1.34	1.14	24.21	20.83
Third Quarter	1.49	1.32	28.54	24.06
Fourth Quarter	1.46	1.35	27.53	25.60

2005/2006
First Quarter	1.47	1.34	26.87	24.32
Second Quarter	1.55	1.36	28.04	23.90
Third Quarter	1.52	1.23	26.65	21.29
Fourth Quarter	1.33	1.09	23.39	19.32

2006/2007
First Quarter(1)	1.30	1.14	24.23	21.07

Note:
(1)	Covering period up to 26 May 2006.

Vodafone Group Plc Annual Report 2006	141

Back to Contents

Investor information
continued

Six month data on a monthly basis

	London Stock
	Exchange		NYSE
	Pounds per		Dollars
	ordinary share		per ADS

Financial Year	High	Low	High	Low

November 2005	1.52	1.25	26.65	21.55
December 2005	1.29	1.23	22.66	21.29
January 2006	1.33	1.18	23.39	20.86
February 2006	1.25	1.09	21.81	19.32
March 2006	1.30	1.12	22.74	19.55
April 2006	1.30	1.21	23.70	21.07
May 2006(1)	1.30	1.14	24.23	21.53

Note:
(1) High and low share prices for May 2006 only reported until 26 May 2006.

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

ADS holders are not members of the Company but may instruct The Bank of New York on the exercise of voting rights relative to the number of ordinary shares represented by their ADSs. See “Memorandum and Articles of Association and Applicable English Law –Rights attaching to the Company’s shares – Voting rights” below.

Shareholders at 31 March 2006

Number of		% of total
ordinary shares	Number of	issued
held	accounts	shares

1 – 1,000	439,814	0.19
1,001 – 5,000	102,534	0.33
5,001– 50,000	28,540	0.57
50,001 – 100,000	1,451	0.15
100,001– 500,000	1,292	0.45
More than 500,000	1,937	98.31

	575,568	100.00

Geographical analysis of shareholders
At 31 March 2006, approximately 52.68% of the Company’s shares were held in the UK, 32.04% in North America, 12.86% in Europe (excluding the UK) and 2.42% in the Rest of the World.

Major shareholders
The Bank of New York, as custodian of the Company’s ADR programme, held approximately 12.8% of the Company’s ordinary shares of $0.10 each at 26 May 2006 as nominee. The total number of ADRs outstanding at 26 May 2006 was 773,146,523. At this date, 1,147 holders of record of ordinary shares had registered addresses in the United States and in total held approximately 0.006% of the ordinary shares of the Company. As at 26 May 2006, the following percentage interests in the ordinary share capital of the Company, disclosable under Part VI of the Companies Act 1985, have been notified to the directors:

Shareholder	Shareholding

The Capital Group Companies, Inc.	5.56%
Barclays PLC	3.92%
Legal & General Investment Management	3.67%

The rights attaching to the ordinary shares of the Company held by these shareholders are identical in all respects to the rights attaching to all the ordinary shares of the Company. The directors are not aware, as at 26 May 2006, of any other interest of 3% or more in the ordinary share capital of the Company. The Company is not directly or indirectly owned or controlled by any foreign government or any other legal entity. There are no arrangements known to the Company that could result in a change of control of the Company.

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

In accordance with the Company’s Articles of Association, directors retiring at each AGM are those last elected or re-elected at or before the AGM held in the third calendar year before the current year. In 2005, the Company reviewed its policy regarding the retirement and re-election of directors and, although it is not intended to amend the Company’s Articles in this regard, the Board has decided, in the interests of good corporate governance, that all the directors should offer themselves for re-election annually. Accordingly, all the directors will submit themselves for re-election at the 2006 AGM, except for Lord MacLaurin of Knebworth, Sir Julian Horn-Smith, Paul Hazen and Penny Hughes, who are retiring.

142	Vodafone Group Plc Annual Report 2006

Back to Contents

Shareholder Information

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

In addition, as required by The Directors’ Remuneration Report Regulations, the Board has, since 2003, prepared a report to shareholders on the directors’ remuneration which complies with the Regulations (see pages 61 to 69). The report is also subject to a shareholder vote.

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

Employees are able to vote any shares held under the Vodafone Group Share Incentive Plan and “My ShareBank” (a vested share account) through the respective plan’s trustees, Mourant ECS Trustees Limited.

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

Vodafone Group Plc Annual Report 2006	143

Back to Contents

Shareholder Information

Investor information
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

Material contracts
At the date of this Annual Report, the Group is not party to any contracts that are considered material to the Group’s results or operations, except for its $10.9 billion credit facilities which are discussed under “Financial Position and Resources – Liquidity and Cash Resources”.

Exchange controls
There are no UK government laws, decrees or regulations that restrict or affect the export or import of capital, including but not limited to, foreign exchange controls on remittance of dividends on the ordinary shares or on the conduct of the Group’s operations, except as otherwise set out under “Taxation” below.

Taxation
As this is a complex area, investors should consult their own tax adviser regarding the US federal, state and local, the UK and other tax consequences of owning and disposing of shares and ADSs in their particular circumstances.

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

A US holder is a beneficial owner of shares or ADSs that is for US federal income tax purposes:

(i)	a citizen or resident of the United States;

(ii)	a US domestic corporation;

(iii)	an estate the income of which is subject to US federal income tax regardless of its source; or

(iv)	a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and on the tax laws of the United Kingdom and the Double Taxation Convention between the United States and the United Kingdom (the “Treaty”), all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

This section is further based in part upon the representations of the Depositary and assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

Based on this assumption, for purposes of the Treaty and the US-UK double taxation convention relating to estate and gift taxes (the “Estate Tax Convention”), and for US federal income tax and UK tax purposes, a holder of ADRs evidencing ADSs will be treated as the owner of the shares in the Company represented by those ADSs. Generally, exchanges of shares for ADRs, and ADRs for shares, will not be subject to US federal income tax or to UK tax, other than stamp duty or stamp duty reserve tax (see the section on these taxes below).

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

US federal income taxation
A US holder is subject to US federal income taxation on the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends paid to a non-corporate US holder in tax years beginning before 1 January 2009 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15%, provided that the ordinary shares or ADSs are held for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by the Company with respect to the shares or ADSs will generally be qualified dividend income.

A US holder is not subject to a UK withholding tax. The US holder includes in gross income for US federal income tax purposes only the amount of the dividend actually received from the Company, and the receipt of a dividend does not entitle the US holder to a foreign tax credit.

144	Vodafone Group Plc Annual Report 2006

Back to Contents

Shareholder Information

Dividends must be included in income when the US holder, in the case of shares, or the Depositary, in the case of ADSs, actually or constructively receives the dividend and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Dividends will be income from sources outside the United States. Dividends paid in taxable years beginning before 1 January 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after 31 December 2006 generally will be “passive” or “general” income, which in either case is treated separately from other types of income for the purposes of computing any allowable foreign tax credit.

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

Taxation of capital gains
UK taxation
A US holder may be liable for both UK and US tax in respect of a gain on the disposal of the Company’s shares or ADSs if the US holder is:

(i)	a citizen of the United States resident or ordinarily resident for UK tax purposes in the United Kingdom;

(ii)	a citizen of the United States who has been resident or ordinarily resident for UK tax purposes in the United Kingdom, ceased to be so resident or ordinarily resident for a period of less than 5 years of assessment and who disposed of the shares or ADSs during that period (a “Temporary Non-Resident”), unless the shares or ADSs were also acquired during that period, such liability arising on that individual’s return to the UK;

(iii)	a US domestic corporation resident in the United Kingdom by reason of being centrally managed and controlled in the United Kingdom; or

(iv)	a citizen of the United States or a corporation that carries on a trade, profession or vocation in the United Kingdom through a branch or agency or, in respect of companies, through a permanent establishment and that has used the shares or ADSs for the purposes of such trade, profession or vocation or has used, held or acquired the shares or ADSs for the purposes of such branch or agency or permanent establishment.

Under the Treaty, capital gains on dispositions of the shares or ADSs are generally subject to tax only in the country of residence of the relevant holder as determined under both the laws of the United Kingdom and the United States and as required by the terms of the Treaty. However, individuals who are residents of either the United Kingdom or the United States and who have been residents of the other jurisdiction (the US or the UK, as the case may be) at any time during the six years immediately preceding the relevant disposal of shares or ADSs may be subject to tax with respect to capital gains arising from the dispositions of the shares or ADSs not only in the country of which the holder is a resident at the time of the disposition but also in that other country (although, in respect of UK taxation, generally only to the extent that such an individual comprises a Temporary Non-Resident).

US federal income taxation
A US holder that sells or otherwise disposes of the Company’s shares or ADSs will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realised and the holder’s tax basis, determined in US dollars, in the shares or ADSs. Generally, a capital gain of a non-corporate US holder that is recognised before 1 January 2009 is taxed at a maximum rate of 15%, provided the holder has a holding period of more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of losses is subject to limitations.

Additional tax considerations
UK inheritance tax
An individual who is domiciled in the United States (for the purposes of the Estate Tax Convention) and is not a UK national will not be subject to UK inheritance tax in respect of the Company’s shares or ADSs on the individual’s death or on a transfer of the shares or ADSs during the individual’s lifetime, provided that any applicable US federal gift or estate tax is paid, unless the shares or ADSs are part of the business property of a UK permanent establishment or pertain to a UK fixed base used for the performance of independent personal services. Where the shares or ADSs have been placed in trust by a settlor, they may be subject to UK inheritance tax unless, when the trust was created, the settlor was domiciled in the United States and was not a UK national. Where the shares or ADSs are subject to both UK inheritance tax and to US federal gift or estate tax, the Estate Tax Convention generally provides a credit against US federal tax liabilities for UK inheritance tax paid.

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

Vodafone Group Plc Annual Report 2006	145

Back to Contents

Form 20-F Cross Reference Guide

Certain of the information in this document that is referenced in the following table is included in the Company’s Annual Report on Form 20–F for 2006 filed with the SEC (the “2006 Form 20–F”). No other information in this document is included in the 2006 Form 20–F or incorporated by reference into any filings by the Company under the US Securities Act of 1933, as amended. Please see “Documents on display” for information on how to access the 2006 Form 20–F as filed with the SEC. The 2006 Form 20–F has not been approved or disapproved by the SEC nor has the SEC passed judgement upon the adequacy or accuracy of the 2006 Form 20–F.

Item	Form 20–F caption	Location in this document	Page

1	Identity of Directors, Senior Management
	and Advisers	Not applicable	–

2	Offer Statistics and Expected Timetable	Not applicable	–

3	Key Information
	3A Selected Financial Data	Financial Highlights	2
		Introduction – Foreign Currency Translation	25
	3B Capitalisation and indebtedness	Not applicable	–
	3C Reasons for the offer and use of proceeds	Not applicable	–
	3D Risk Factors	Risk factors, Trends and Outlook – Risk Factors	43

4	Information on the Company
	4A History and Development of the Company	Business Overview – History and Development of the Company	19
		Investor Information – Contact Details	back cover
	4B Business Overview	Business Overview	12
		Operating Results – Review of Operations	32
		Risk Factors, Trends and Outlook – Trend Information	44
		Investor Information – Material Contracts	144
	4C Organisational Structure	Note 12 “Principal subsidiary undertakings”	94
		Note 13 “Investments in joint ventures”	95
		Note 14 ”Investments in associated undertakings”	96
		Note 15 “Other investments”	96
	4D Property, Plant and Equipment	Business Overview – Licences and network infrastructure – Mobile network infrastructure	14
		Financial Position and Resources	38
		Corporate Responsibility and Environmental Issues – Environmental Issues	60

4A	Unresolved Staff Comments	None	–

5	Operating and Financial Review and Prospects
	5A Operating Results	Operating Results	30
		Note 24 “Borrowings”	102
		Introduction – Inflation	25
	5B Liquidity and Capital Resources	Financial Position and Resources – Liquidity and Capital Resources	39
	5C Research and Development, Patents and
	Licences, etc.	Business Overview – Global Services – Research and Development	19
	5D Trend Information	Risk Factors, Trends and Outlook – Trend Information	44
	5E Off-balance sheet arrangements	Financial Position and Resources – Liquidity and Capital Resources – Off-balance sheet arrangements	42
		Note 30 “Commitments”	116
		Note 31 “Contingent liabilities”	117
	5F Tabular disclosure of contractual obligations	Financial Position and Resources – Contractual Obligations	39
	5G Safe harbor	Cautionary Statement Regarding Forward–Looking Statements	46

6	Directors, Senior Management and Employees
	6A Directors and Senior Management	Board of Directors and Group Management	50
	6B Compensation	Board’s Report to Shareholders on Directors’ Remuneration	61
	6C Board Practices	Corporate Governance	53
		Board’s Report to Shareholders on Directors’ Remuneration	61
		Board of Directors and Group Management	50
	6D Employees	Employees	58
		Note 34 “Employees”	119
	6E Share Ownership	Board’s Report to Shareholders on Directors’ Remuneration – Directors’ interests in the shares of the Company	66
		Note 19 “Called up share capital”	98

7	Major Shareholders and Related Party Transactions
	7A Major Shareholders	Investor Information – Major shareholders	142
	7B Related Party Transactions	Board’s Report to Shareholders on Directors’ Remuneration	61
		Note 36 “Related party transactions”	120
		Note 31 “Contingent liabilities”	117
	7C Interests of experts and counsel	Not applicable	–

8	Financial Information
	8A Consolidated Statements and Other Financial	Consolidated Financial Statements	71
	Information	Report of Independent Auditors	131
		Note 31 “Contingent liabilities”	117
		Financial Position and Resources – Equity Dividends	38
	8B Significant Changes	Note 35 “Subsequent events”	119

146	Vodafone Group Plc Annual Report 2006

Back to Contents

Shareholder Information

Item	Form 20–F caption	Location in this document	Page

9	The Offer and Listing
	9A Offer and listing details	Investor Information – Share Price History	141
	9B Plan of distribution	Not applicable	–
	9C Markets	Investor Information – Markets	142
	9D Selling shareholders	Not applicable	–
	9E Dilution	Not applicable	–
	9F Expenses of the issue	Not applicable	–

10	Additional Information
	10A Share capital	Not applicable	–
	10B Memorandum and articles of association	Investor Information – Memorandum and Articles of Association and Applicable English law	144
	10C Material contracts	Investor Information – Material Contracts	144
	10D Exchange controls	Investor Information – Exchange Controls	144
	10E Taxation	Investor Information – Taxation	144
	10F Dividends and paying agents	Not applicable	–
	10G Statement by experts	Not applicable	–
	10H Documents on Display	Investor Information – Documents on Display	144
	10I Subsidiary information	Not applicable	–

11	Quantitative and Qualitative Disclosures About Market Risk	Note 24 “Borrowings”	102

12	Description of Securities Other than Equity Securities	Not applicable	–

13	Defaults, Dividend Arrearages and Delinquencies	Not applicable	–

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable	–

15	Controls and Procedures	Corporate Governance	53

16	16A Audit committee financial expert	Corporate Governance – Committees of the Board – The Audit Committee	55
	16B Code of Ethics	Corporate Governance – Introduction – US Listing Requirements	53
	16C Principal Accountant Fees and Services	Note 4 “Operating (loss)/profit”	83
		Corporate Governance – Auditors	57
	16D Exemptions from the Listing Standards for Audit Committees	Corporate Governance – Committees of the Board – The Audit Committee	55

	16E Purchase of Equity Securities by the Issuer and Affiliated Purchasers	Financial Position and Resources – Liquidity and Capital Resources – Treasury shares	41
		Note 21 “Transactions with equity shareholders”	102

17	Financial Statements	Not applicable	–

18	Financial Statements	Consolidated Financial Statements	71

19	Exhibits	Filed with the SEC	–

Vodafone Group Plc Annual Report 2006	147

Back to Contents

Contact Details

Investor Relations

Telephone: +44 (0) 1635 664447

Media Relations

Telephone: +44 (0) 1635 664444

Corporate Responsibility

Fax: +44 (0) 1635 674478
E-mail: responsibility@vodafone.com
Website: www.vodafone.com/responsibility

We want to keep the environmental impact of the documents in our Annual Report package to a minimum. We have therefore given careful consideration to the production process. This document is printed on Revive Silk, manufactured in the UK at mills with ISO 14001 accreditation and comprising 75% de-inked post consumer waste and 25% virgin fibre. The FSC logo identifies products which contain wood from well-managed forests certified in accordance with the rules of the Forest Stewardship Council. Printed by Butler and Tanner in accordance with the ISO 14001 environmental management system using vegetable-based inks. The printer holds FSC Chain of Custody (certificate number SGS-COS-1722). By undertaking all printing, binding and mailing within a 24 mile radius, further environmental savings in terms of transport and energy are achieved. All the steps we have taken demonstrate our commitment to making sustainable choices.

Designed and produced by Addison Corporate Marketing.

Back to Contents

Vodafone Group Plc

Registered in England No.1833679

Tel: +44 (0) 1635 33251
Fax: +44 (0) 1635 45713

www.vodafone.com

vodafone

Back to Contents

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transition report on its behalf.

VODAFONE GROUP PUBLIC LIMITED COMPANY
(Registrant)

/s/ Arun Sarin
Arun Sarin
Chief Executive

Dated: 14 June 2006

Back to Contents

Index to Exhibits to Form 20-F for year ended 31 March 2006

1.	Memorandum, as adopted on June 13, 1984 and including all amendments made on July 28, 2000 and July 26, 2005, and Articles of Association, as adopted on June 30, 1999 and including all amendments made on July 25, 2001 and July 26, 2005, of the Company.

2.	Indenture, dated as of February 10, 2000, between the Company and Citibank, N.A. as Trustee, including forms of debt securities (incorporated by reference to Exhibit 4(a) of Amendment No. 1 to the Company’s Registration Statement on Form F-3, dated November 24, 2000). (File No. 333-10762)).

4.1.	Agreement for US $5,525,000,000 5 year Revolving Credit Facility (subsequently increased by accession of further lenders to US$5,925,000,000), dated 24 June 2004, among, inter alia, the Company, ABN Amro Bank N.V.; Banco Bilbao Vizcaya Argentaria S.A. ; Bank of America, N.A.; Barclays Bank PLC; Bayerische Hypo-und Vereinsbank AG; BNP Paribas ; CALYON; Citibank, N.A.; Commerzbank Aktiengesellschaft, London Branch; Deutsche Bank AG; HSBC Bank plc; ING Bank, N.V.; JPMorgan Chase Bank; Lehman Brothers Bankhaus AG; Lloyds TSB Bank plc; Morgan Stanley Dean Witter Bank Limited and Morgan Stanley Bank; Mizuho Corporate Bank, Ltd.; National Australia Bank Limited ABN 12 004 044 937; Sumitomo Mitsui Banking Corporation Europe Limited; The Bank of Tokyo-Mitsubishi, Ltd.; The Royal Bank of Scotland Plc; UBS AG; WestLB AG; Banco Santander Central Hispano, S.A.; William Street Commitment Corporation; Banca Intesa SpA; KBC Bank NV; Standard Chartered Bank; TD Bank Europe Limited; and The Bank of New York with The Royal Bank of Scotland plc as Agent and US Swingline Agent, as amended and restated on 24 June 2005 by Supplemental Agreement among, inter alia,the Company, ABN AMRO Bank N.V.; Banc of America Securities Limited; Banco Bilbao Vizcaya Argentaria S.A.; Banco Santander Central Hispano, S.A. London Branch; Barclays Capital; Bayerische Hypo-und Vereinsbank AG; BNP Paribas; Calyon; Citigroup Global Markets Limited; Commerzbank Aktiengesellschaft, London Branch; Deutsche Bank AG London; HSBC Bank Plc; ING Bank N.V., London Branch; JPMorgan Chase Bank, N.A.; J.P. Morgan Plc; Lehman Commercial Paper Inc.; Llloyds TSB Bank Plc; Mizuho Corporate Bank, Ltd; Morgan Stanley Bank International Limited; National Australia Bank Limited ABN 12 004 044 937; Sumitomo Mitsui Banking Corporation Europe Limited; The Bank of Tokyo-Mitsubishi, Ltd.; The Royal Bank of Scotland Plc; UBS Limited; WestLB AG, London Branch; William Street Commitment Corporation; Banca Intesa SpA; KBC Bank NV; Standard Chartered Bank; TD Bank Europe Limited; The Bank of New York; ABN AMRO Bank N.V.; Banca Intesa SpA; Banco Bilbao Vizvcaya Argentaria S.A.; Banco Bilbao Vizvcaya Argentaria S.A. (New York Branch); Banco Santander Central Hispano, S.A. London Branch; Bank of America, N.A.; Barclays Bank Plc; Bayerische Hypo-und Vereinsbank AG; BNP Paribas (London Branch); BNP Paribas (acting through its New York Branch); Calyon; Citibank, N.A.; Commerzbank Aktiengesellschaft, London Branch; Commerzbank Aktiengesellschaft, New York Branch; Deutsche Bank AG London; Deutsche Bank AG New York; HSBC Bank Plc; ING Bank N.V., London Branch; JPMorgan Chase Bank, N.A.; KBC Bank NV; Lehman Commercial Paper Inc.; Lloyds TSB Bank Plc; Mizuho Corporate Bank, Ltd.; Morgan Stanley Bank; Morgan Stanley Bank International Limited; National Australia Bank Limited ABN 12 004 044 937; Standard Chartered Bank; Sumitomo Mitsui Banking Corporation Europe Limited; TD Bank Europe Limited; The Bank of New York; The Bank of Tokyo-Mitsubishi, Ltd.; The Royal Bank of Scotland Plc; The Royal Bank of Scotland Plc (New York Branch); UBS AG, London Branch; UBS AG, Stamford Branch; UBS Loan Finance LLC; WestLB AG, London Branch; WestLB AG, New York Branch; William Street Commitment Corporation; and The Royal Bank of Scotland Plc with The Royal Bank of Scotland Plc (New York Branch) as Agent and U.S. Swingline Agent.

Back to Contents

4.2.	Agreement for US$4,675,000,000 7 year Revolving Credit Facility (subsequently increased by accession of further lenders to US$5,025,000,000), dated June 24, 2005, among, inter alia, the Company, Banc of America Securities Limited; Banca Intesa SpA; Banco Bilboa Vizcaya Argentaria S.A.; Banco Santander Central Hispano, S.A. London Branch; Barclays Capital; Bayerische Hypo-und Vereinsbank AG; BNP Paribas; Calyon; Citigroup Global Markets Limited; Deutsche Bank AG London; HSBC Bank Plc; ING Bank N.V., London Branch; J.P. Morgan Plc; Lehman Commercial Paper Inc., UK Branch; Lloyds TSB Bank Plc; Mizuho Corporate Bank, Ltd; Morgan Stanley Bank International Limited; National Australia Bank Limited ABN 12 004 044 937; The Bank of Tokyo-Mitsubishi, Ltd; The Royal Bank of Scotland Plc; UBS Limited; Unicredit Banca d’Impresa SpA; WestLB AG, London Branch; William Street Commitment Corporation; Commerzbank Aktiengesellschaft, Filiale Düsseldorf; KBC Bank NV; Standard Chartered Bank; TD Bank Europe Limited; The Bank of New York; Banca Intesa SpA; Banco Bilbao Vizcaya Argentaria S.A.; Banco Bilbao Vizcaya Argentaria S.A. (New York Branch); Banco Santander Central Hispano, S.A. London Branch; Bank of America, N.A., Barclays Bank Plc; Bayerische Hypo-und Vereinsbank AG; BNP Paribas (London Branch); BNP Paribas, New York Branch; Calyon; Citibank, N.A.; Commerzbank Aktiengesellschaft, Filiale Düsseldorf; Deustche Bank AG London; Deutsche Bank AG New York; HSBC Bank Plc; ING Bank N.V., London Branch; JPMorgan Chase Bank, N.A.; KBC Bank NV; Lehman Commercial Paper Inc., UK Branch; Lloyds TSB Bank Plc; Mizuho Corporate Bank, Ltd.; Morgan Stanley Senior Funding, Inc.; Morgan Stanley Bank International Limited; National Australia Bank Limited ABN 12 004 044 937; Standard Chartered Bank; TD Bank Europe Limited; The Bank of New York; The Bank of Tokyo-Mitsubishi, Ltd.; The Royal Bank of Scotland Plc; The Royal Bank of Scotland Plc (New York Branch); UBS AG, London Branch; UBS Loan Finance LLC; Unicredit Banca d’Impresa SpA; WestLB AG, London Branch; WestLB AG, New York Branch; William Street Commitment Corporation; and The Royal Bank of Scotland plc with The Royal Bank of Scotland Plc (New York Branch) as Agent and US Swingline Agent.

4.3.	Vodafone Group Long Term Incentive Plan (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.4.	Vodafone Group Short Term Incentive Plan (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.5.	Vodafone Group 1999 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.6.	Vodafone Group 1998 Company Share Option Scheme (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.7.	Vodafone Group 1998 Executive Share Option Scheme (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.8.	Vodafone Group 2005 Global Incentive Plan.

Back to Contents

4.9.	Agreement for Services with Lord MacLaurin of Knebworth (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.10.	Letter of Appointment of Paul Hazen (incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2003).

4.11.	Service Contract of Arun Sarin (incorporated by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2003).

4.12.	Service Contract of Julian Horn-Smith (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.13.	Service Contract of Peter Bamford (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.14.	Service Contract of Thomas Geitner (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2005).

4.15.	Service Contract of Kenneth Hydon (included in and incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.16.	Service Contract of Andrew Halford.

4.17.	Letter of Appointment of Sir John Bond (incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2005).

4.18.	Letter of Appointment of Dr. Michael Boskin(incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2003).

4.19.	Letter of Appointment of Professor Sir Alec Broers, now Lord Broers, (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2003; at a meeting of the Directors of the Company held on September 16, 2003, the term of office of Professor Sir Alec Broers was extended until December 31, 2006).

4.20.	Letter of Appointment of Dr. John Buchanan(incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2003).

4.21.	Letter of Appointment of Penelope Hughes(incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2003; at a meeting of the Directors of the Company held on September 16, 2003, the term of office of Penelope Hughes was extended until August 31, 2007).

4.22.	Letter of Appointment of Anne Lauvergeon.

4.23.	Letter of Appointment of Sir David Scholey (incorporated by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2003; at a meeting of the Directors of the Company held on September 16, 2003, the term of office of Sir David Scholey was extended until the Annual General Meeting of the Company in 2005).

Back to Contents

4.24.	Letter of Appointment of Jurgen Schrempp (incorporated by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2004).

4.25.	Letter of Appointment of Luc Vandevelde (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2004).

4.26.	Letter of Appointment of Anthony Watson.

4.27.	Letter of Appointment of Philip Yea.

7.1	Computation of the ratio of earnings to fixed charges for the years ended 31 March 2006 and 2005.

7.2	Computation of the ratio of earnings to fixed charges for the years ended 31 March 2004, 2003 and 2002.

8.	The list of the Company’s subsidiaries is incorporated by reference to note 12 to the Consolidated Financial Statements included in the Annual Report.

12.	Rule 13a – 14(a) Certifications.

13.	Rule 13a – 14(b) Certifications.

15.	Consent of Deloitte & Touche LLP.