Form 20-F
period 2007-03-31
VODAFONE GROUP PUBLIC LTD CO
filed 2007-06-14
CIK 839923

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: March 31, 2007

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

Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
See Schedule A	See Schedule A

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of 11 3/7 US cents each 7% Cumulative Fixed Rate Shares of £1 each	52,835,077,347 50,000

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

Large accelerated filer Accelerated filer Non-accelerated filer

Indicate by check mark which financial statements item the registrant has elected to follow:

Item 17 Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes No

SCHEDULE A

Title of each class	Name of each exchange on which registered
Ordinary shares of 11 3/7 US cents each	New York Stock Exchange*
American Depositary Shares (evidenced by American Depositary Receipts) each representing ten ordinary shares	New York Stock Exchange
Floating rate notes due June 2007	New York Stock Exchange
4.161% due November 2007	New York Stock Exchange
Floating rate notes due December 2007	New York Stock Exchange
3.95% due January 2008	New York Stock Exchange
Floating rate notes due June 2011	New York Stock Exchange
5.5% due June 2011	New York Stock Exchange
5.35% due Feb 2012	New York Stock Exchange
Floating rate notes due Feb 2012	New York Stock Exchange
5% due December 2013	New York Stock Exchange
5.375% due January 2015	New York Stock Exchange
5% due September 2015	New York Stock Exchange
5.75% March 2016	New York Stock Exchange
5.625% due Feb 2017	New York Stock Exchange
4.625% due July 2018	New York Stock Exchange
6.25% due November 2032	New York Stock Exchange
6.15% due Feb 2037	New York Stock Exchange

* Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Delivering on
our strategic
objectives

Vodafone Group Plc
Annual Report on Form 20-F
For the year ended 31 March 2007

Our goal is to be the
communications leader
in an increasingly
connected world

This constitutes the Annual Report on Form 20-F (the “20-F”) of Vodafone Group Plc (the “Company”) in accordance with the requirements of the US Securities and Exchange Commission (the “SEC”) and is dated 14 June 2007. This document contains certain information set out within the Company’s Annual Report in accordance with International Financial Reporting Standards (“IFRS”) and with those parts of the UK Companies Act 1985 applicable to companies reporting under IFRS, dated 29 May 2007, as updated or supplemented at the time of filing of the 20-F with the SEC, which may be later amended if necessary. References to IFRS refer to IFRS as issued by the IASB and IFRS as adopted for use in the European Union (“EU”). The content of the Group’s website (www.vodafone.com) should not be considered to form part of this Annual Report or the Company’s Annual Report on Form 20-F.

The terms “Vodafone”, the “Group”, “we”, “our” and “us” refer to the Company and, as applicable, its subsidiary undertakings and/or its interests in joint ventures and associated undertakings.

In the discussion of the Group's reported financial position and results for the year ended 31 March 2007, information in addition to that contained within the Consolidated Financial Statements is presented on the basis that it provides readers with additional financial information regularly reviewed by management. This information is provided to assist investor assessment of the Group’s performance from period to period. However, the additional information presented is not uniformly defined by all companies, including those in the Group's industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Definitions of the terms presented are shown on page 159.

In presenting and discussing the Group’s reported financial position, operating results and cash flows, certain information is derived from amounts calculated in accordance with IFRS but this information is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure. An explanation as to the use of these measures and reconciliations to their nearest equivalent GAAP measures can be found on pages 62 to 63.

The Report of the Directors, incorporating the Business Review, covers pages 4 to 88 of this Annual Report. This Annual Report contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and business management and strategy, plans and objectives for the Group. For further details, please see “Performance – Cautionary Statement Regarding Forward-Looking Statements” and “Performance – Risk Factors, Seasonality and Outlook” for a discussion of the risks associated with these statements.

Vodafone, the Vodafone logos, Vodafone live!, Vodafone Mobile Connect, Vodafone Wireless Office, Vodafone Passport, Vodafone At Home, Vodafone Office, Vodafone Applications Service, Vodafone Business Email, Vodafone Travel Promise, Vodafone Push Email, Vodafone Consumer Push Email and Vodafone ßetavine are trademarks of the Vodafone Group. Other product and company names mentioned herein may be the trademarks of their respective owners.

Highlights for the Year

Key highlights:

•	The Group has delivered against its financial and operating targets and made good progress on executing against its five strategic objectives

•	Voice and data usage growth offset competitive and regulatory pressures in Europe

•	Continued strong performance in emerging markets, with the recent acquisition in India significantly increasing Vodafone’s presence in high growth markets

•	The Group remains confident of delivering its stated capital and operating expenditure targets in Europe in the 2008 financial year, with core cost reduction initiatives well on track

Financial performance from continuing operations:

•	Group revenue of £31.1 billion

•	Basic loss per share was 8.94 pence, with loss before taxation for the year of £2.4 billion, after impairment losses of £11.6 billion

•	Free cash flow of £6.1 billion and net cash inflow from operating activities of £10.2 billion, after net taxation paid of £2.2 billion

Increasing returns to shareholders:

•	Total dividends per share increased by 11.4%, to 6.76 pence, with a final dividend per share of 4.41 pence, giving a dividend pay out ratio of 60% and a total pay out of £3.6 billion for the financial year

•	In recognition of the earnings dilution arising from the Hutchison Essar transaction, the Board is targeting modest increases in dividend per share in the near term until the payout ratio returns to 60% in accordance with current policy

Highlights

2	Financial Highlights

Strategy

4	Chairman’s Statement
5	Group at a Glance
6	Chief Executive’s Review
8	Delivering on our Strategic Objectives

Business

10	Business Overview
24	Regulation

Performance

29	Performance Introduction
30	Critical Accounting Estimates
33	Key Performance Indicators
34	Operating Results
52	Financial Position and Resources
58	Risk Factors, Seasonality and Outlook
61	Cautionary Statement Regarding Forward-Looking Statements
62	Non-GAAP Information

Governance

64	Board of Directors and Group Management
67	Corporate Governance
75	Corporate Responsibility and Environmental Issues
78	Board’s Report to Shareholders on Directors’ Remuneration
88	Directors Statement of Responsibility
89	Report of Independent Registered Public Accounting Firm to the Members of Vodafone Group Plc

Financials

91	Report of Independent Registered Public Accounting Firm to the Members of Vodafone Group Plc
92	Consolidated Financial Statements
143	Company Financial Statements of Vodafone Group Plc
149	Independent Auditor’s Report to the Members of Vodafone Group Plc

Shareholders

150	Shareholder Information
157	Form 20-F Cross Reference Guide

Glossary

159	Definition of Terms

Back to Contents

Financial Highlights

The selected financial data set out on the following pages is derived from the Consolidated Financial Statements of the Company on pages 92 to 142 and as such should be read in conjunction with them. Certain trends within the financial data presented below have been impacted by business acquisitions and disposals, the most significant of which are described in “Business –Business Overview – How We Developed”. The Consolidated Financial

Statements are prepared in accordance with IFRS, on the basis set out in note 1 to the Consolidated Financial Statements, which differ in certain significant respects from US GAAP. For further details, see note 38 to the Consolidated Financial Statements. Solely for convenience, amounts represented below in dollars have been translated at $1.9685: £1, the Noon Buying Rate on 30 March 2007.

		At/year ended 31 March

		2007		2007		2006		2005
		$m		£m		£m		£m

IFRS
Consolidated Income Statement Data
Revenue		61,228		31,104		29,350		26,678
Operating (loss)/profit		(3,079)		(1,564)		(14,084)		7,878
Adjusted operating profit (Non-GAAP measure)(1)		18,762		9,531		9,399		8,353
(Loss)/profit before taxation		(4,691)		(2,383)		(14,853)		7,285
(Loss)/profit for the financial year from continuing operations		(9,461)		(4,806)		(17,233)		5,416
(Loss)/profit for the financial year		(10,427)		(5,297)		(21,821)		6,518
Consolidated Cash Flow Data(2)
Net cash flows from operating activities		20,065		10,193		10,190		9,240
Net cash flows from investing activities		8,132		4,131		(6,654)		(4,122)
Net cash flows from financing activities		(18,352)		(9,323)		(4,540)		(7,242)
Free cash flow (Non-GAAP measure)(1)		12,061		6,127		6,418		6,592
Consolidated Balance Sheet Data
Total assets		215,780		109,617		126,738		147,197
Total equity		132,466		67,293		85,312		113,648
Total equity shareholders’ funds		132,021		67,067		85,425		113,800
Total liabilities		83,314		42,324		41,426		33,549
Earnings Per Share (“EPS”)(3)
Weighted average number of shares (millions)
–	Basic	55,144		55,144		62,607		66,196
–	Diluted	55,144		55,144		62,607		66,427
Basic (loss)/earnings per ordinary share
–	(Loss)/profit from continuing operations	(17.60	)¢	(8.94	)p	(27.66	)p	8.12	p
–	(Loss)/profit for the financial year	(19.37	)¢	(9.84	)p	(35.01	)p	9.68	p
Diluted (loss)/earnings per ordinary share
–	(Loss)/profit from continuing operations	(17.60	)¢	(8.94	)p	(27.66	)p	8.09	p
–	(Loss)/profit for the financial year	(19.37	)¢	(9.84	)p	(35.01	)p	9.65	p
Basic (loss)/earnings per ADS
–	(Loss)/profit from continuing operations	(176.0	)¢	(89.4	)p	(276.6	)p	81.2	p
–	(Loss)/profit for the financial year	(193.7	)¢	(98.4	)p	(350.1	)p	96.8	p
Diluted (loss)/earnings per ADS
–	(Loss)/profit from continuing operations	(176.0	)¢	(89.4	)p	(276.6	)p	80.9	p
–	(Loss)/profit for the financial year	(193.7	)¢	(98.4	)p	(350.1	)p	96.5	p

2	Vodafone Group Plc Annual Report 2007

Back to Contents

Highlights

	At/year ended 31 March

	2007		2007		2006		2005		2004		2003
	$m		£m		£m		£m		£m		£m

US GAAP
Consolidated Income Statement Data
Revenue	49,919		25,359		23,756		21,370		19,637		15,487
Net loss(4)	(8,514)		(4,325)		(13,270)		(13,752)		(8,105)		(9,072)
Consolidated Balance Sheet Data
Shareholders’ equity	139,923		71,081		86,984		107,295		129,141		140,580
Earnings per share (“EPS”)(3)
Weighted average number of shares – basic and diluted (millions)	55,144		55,144		62,607		66,196		68,096		68,155
Basic and diluted loss per ordinary share	(15.43	)¢	(7.84	)p	(21.20	)p	(20.77	)p	(11.90	)p	(13.31	)p
Basic and diluted loss per ADS	(154.3	)¢	(78.4	)p	(212.0	)p	(207.7	)p	(119.0	)p	(133.1	)p
Cash Dividends(3)(5)
Amount per ordinary share	13.31	¢	6.76	p	6.07	p	4.07	p	2.0315	p	1.6929	p
Amount per ADS	133.1	¢	67.6	p	60.7	p	40.7	p	20.315	p	16.929	p
Other Data
IFRS
Ratio of earnings to fixed charges(6)	–		–		–		7.0
Deficit	(8,640)		(4,389)		(16,520)		–
US GAAP
Ratio of earnings to fixed charges(6)	–		–		–		–		–		–
Deficit(7)	(13,319)		(6,766)		(13,875)		(9,756)		(9,059)		(8,436)

Notes:
(1)	Refer to “Performance – Non-GAAP Information” on page 62 for a reconciliation of this non-GAAP measure to the most comparable GAAP measure and a discussion of this measure.
(2)	Amounts reported refer to continuing operations.
(3)	See note 8 to the Consolidated Financial Statements, “(Loss)/earnings per share”. Earnings per American Depository Share (“ADS”) is calculated by multiplying earnings per ordinary share by ten, the number of ordinary shares per ADS. Dividend per ADS is calculated on the same basis.
(4)	2005 net loss includes the cumulative effect of accounting changes related to intangible assets and post employment benefits that increase net loss by £6,372 million or 9.63p per ordinary share.
(5)	The final dividend for the year ended 31 March 2007 was proposed by the directors on 29 May 2007.
(6)	For the purposes of calculating these ratios, earnings consist of profit before tax adjusted for fixed charges, dividend income from associated undertakings, share of profits and losses from associated undertakings and profits and losses on ordinary activities before taxation from discontinued operations. Fixed charges comprise one-third of payments under operating leases, representing the estimated interest element of these payments, interest payable and similar charges and preferred share dividends.
(7)	The deficits for the 2003 and 2004 financial years are presented on the same basis as the Form 20-F for the year ended 31 March 2004. These deficits have not been restated for the effect of discontinued operations, because the UK GAAP information, which forms the basis of the US GAAP information presented, has not been restated. Even if any such adjustments were made, it is expected that the ratio of earnings to fixed charges would still show a deficit.

Vodafone Group Plc Annual Report 2007	3

Back to Contents

Chairman’s Statement

Reaching the 200 million proportionate customer milestone has been a tremendous achievement for your Company and now we are on the edge of a further revolution as we enter the era of broadband and internet communications.

Dividend per share
2006	2007
6.07p	6.76p	11.4%

It was an honour to become your Chairman at the AGM in July 2006. I joined Vodafone from the world of banking, whose history and institutions run back over many centuries. The mobile telephone industry is very much younger and even in the last twenty years has seen dramatic changes which have transformed the face of telecommunications and society. When Vodafone first started to operate more than 20 years ago, the telecommunications industry was dominated by fixed line companies. A one hour local phone call within the UK cost £4.56; today, the same call on the Vodafone network could cost as little as 21 pence.

With the unprecedented growth of mobile communications since the mid 1980s, the effects on other sectors, the wider economy and society as a whole have been far reaching. Changes in communications have underpinned the development of the whole IT industry, helped economic growth, particularly in developing markets, and enabled families, friends and communities to communicate across countries and time zones.

Mobile telephones have been of enormous benefit to society and, as a market leader, Vodafone has played a major role. Reaching the 200 million proportionate customer milestone in this financial year has been a tremendous achievement for your Company and now we are on the edge of a further revolution as we enter the era of wireless broadband and internet communications.

There are currently around three billion mobile customers globally. At the moment, the majority are in the western world. We believe we will see 70% of the growth in customers in the next five years coming from emerging markets. The challenges we face in these markets are very different from the challenges we face in our European and mature markets. We will continue to expand in markets where mobile handsets are not widely dispersed and where there is rising GNP per capita. This is why we have acquired the business of Hutchison Essar in India, to deliver a major presence in a market with penetration of around 14%, which we believe will become larger than the European Union within a reasonable time frame.

The challenge in Europe, where the markets are mature and penetration is, in many cases, over 100%, is quite different and we need to find more efficiencies through initiatives such as network sharing to improve our productivity and developing other services beyond voice to help us grow new revenue.

Across the world, governments and regulators see our industry in very different ways, from being a source of tax revenue through to being an important part of the social and economic infrastructure of the country. The impact of regulation on our business can be significant, as we have seen during the year with the government intervention on our tariffs in Italy and at a European level on roaming.

The Vodafone brand is enormously well known and highly regarded across the globe. It was recently rated the most powerful UK brand by the leading research company Millward Brown, and number 22 in the world.

Your Board takes the management of Vodafone’s reputation very seriously, together with our commitments in corporate responsibility. We have set out clearly in a separate report what we have achieved in this area. We are particularly proud of our global handset recycling initiative and our ongoing programme on energy efficiency in our networks.

The Board is very conscious of the concerns which are expressed about possible health issues in relation to mobile phones. As a responsible company, we fund and support independent research into this important area and our policy is to be completely transparent in relation to this issue, which your Board reviews on a regular basis.

On the Board, there have been a number of changes since the AGM in 2006. We said farewell to Thomas Geitner as an executive director and we thank him for all he has done for the business and wish him well in the future. Alec Broers retires from the Board at this year’s AGM and we are grateful for his significant contribution, including his chairmanship of the Vodafone Group Foundation, over his nine years as a non-executive director. We welcomed back Vittorio Colao as Deputy Chief Executive and Chief Executive of our European region. We have appointed three new non-executive directors, Alan Jebson, Nick Land and Simon Murray. We need non-executive directors who are equipped with the skill set to understand the rapidly changing markets in terms of consumer taste, technology and the emerging markets in which we operate. Future appointments will ensure that we have the right balance of skills and experience. During the year we also completed an independent Board evaluation by MWM Consulting to ensure the highest standards of corporate governance.

Your Board looks at any acquisition in a disciplined way and our decision to acquire Hutchison Essar was completed within the financial criteria we have set ourselves. We also take decisions to sell businesses or minority shareholdings where better value for shareholders is more likely to arise from reinvestment elsewhere or by returning the funds through dividends or buybacks. During the year, we sold our interests in Belgium and Switzerland for this reason.

We are confident about Vodafone’s future and your Board has proposed a final dividend of 4.41 pence per share, bringing total dividends for the year to 6.76 pence per share, up 11.4% on last year, and representing a payout ratio of 60% of adjusted earnings per share. We continue to look for sources of profitable growth within highly penetrated markets. We have a particularly strong position in the business sector which we intend to develop further. We also plan to grow services beyond core voice and messaging and continue to search for new sources of revenue which are closely related to our customer’s needs.

The mobile phone is an enormously versatile device and one of the features of the last 20 years has been the new uses to which the phone can be adapted, including data services, entertainment, advertising, internet portals and, most recently, financial payments.

In my first months as Chairman, I have spent time in and around the Group meeting customers, suppliers, business partners, other stakeholders and my new colleagues in our offices, retail stores, call centres and canteens. I have also visited seven of our international operations. I have been enormously impressed by the talented people at all levels within Vodafone and I am fortunate to be involved with such a young and dynamic business.

Your Board wants to pay tribute to all our 66,000 people and to thank them on your behalf for all they do to help Vodafone progress in a rapidly changing business environment. We, as a Board, look forward to your continuing support as we address the challenges ahead.

Sir John Bond
Chairman

Back to Contents

Strategy

Group at a Glance

Vodafone is a world leader in providing voice and data communications services for both consumer and enterprise customers, with a significant presence in Europe, the Middle East, Africa, Asia, Pacific and the United States. The Group is structured into two regions to address the different business challenges inherent in them.

Europe

Markets		Key Focus

Germany	Greece	Revenue
Italy	Ireland	stimulation and
Spain	Malta	cost reduction
UK	Netherlands
Albania	Portugal

Key market data(2)
Average mobile customer penetration		Mobile share of total minutes
>100%		33%

		Contribution to
Contribution to		Group adjusted
Group revenue	79%	operating profit	59%

EMAPA(1)

Markets			Key Focus
Czech Rep.	Kenya	Fiji	Deliver
Hungary	South	India	strong growth
Poland	Africa	USA	in emerging
Romania	Australia	France	markets
Turkey	New	China
Egypt	Zealand

Key market data(2)
Average mobile customer penetration
27%

Notes:
(1)	Eastern Europe, Middle East & Africa, Asia Pacific and affiliates (associated undertakings and investments).
(2)	Industry analyst information: ‘Total minutes’ is for mobile and fixed line operators. Market penetration data for EMAPA excludes USA, France and China.

		Contribution to
Contribution to		Group adjusted
Group revenue	21%	operating profit	39%

(3)	Excludes non-operating income and expense of associates, impairment losses and other income expense.

Vodafone Group Plc Annual Report 2007	5

Back to Contents

Chief Executive’s Review

We updated our strategy in 2006 and have made good progress executing each strategic objective throughout the year. We have met or exceeded our stated financial expectations for the year in all areas and your business is well positioned for the future.

Our strategic objectives

•	Revenue stimulation and cost reduction in Europe

•	Innovate and deliver on our customers’ total communications needs

•	Deliver strong growth in emerging markets

•	Actively manage our portfolio to maximise returns

•	Align capital structure and shareholder returns policy to strategy

The past 12 months have been an important period for Vodafone. We updated our strategy in 2006 to address changing customer needs, the availability of new technologies, a growing demand for broadband services and the greater growth potential of emerging markets. This new strategy is positioning us well as competition and regulatory pressures increase and our customers have greater choice in communications.

Operationally, we have grown new revenue streams across the Group and implemented numerous programmes to significantly reduce our cost base. Our emerging markets assets have continued to show strong growth and our recent acquisition in India significantly increases our presence in high growth markets. Our customer franchise was further strengthened both through organic growth and acquisition and now exceeds 206 million proportionate customers.

We have met or exceeded our stated financial expectations for the year in all areas. Robust cash generation continues to support returns to our shareholders, with dividends per share increasing by 11.4% to 6.76 pence per share, representing a payout of 60% of our adjusted earnings per share.

We have made good progress executing our updated strategy throughout the year and we are now beginning to realise some positive early results. We will remain focused on executing our strategic objectives in the year ahead and believe your business is well positioned to be the leader in the communications industry.

Financial review
Statutory revenue increased by 6% to £31.1 billion, with organic revenue growth of 4.3%. The Europe region, where competitive and regulatory pressure is most intense, delivered organic revenue growth of 1.4%. Continued strong progress in Spain, which delivered another year of double digit revenue growth, offset year on year declines in Germany and Italy. The market environment is challenging for all operators in Europe. However, we have outperformed our principal competitors in Germany and Spain on revenue and EBITDA growth, and have delivered a similar performance to our principal competitor in Italy. In the UK, we revised our tariffs mid-way through

“We have launched innovative offerings and are lowering our cost structure to position us well for the future”

the year to improve our competitiveness and share of market growth. Our EMAPA region produced strong growth, with organic revenue up 21.1% and strong performances in many emerging markets.

While overall voice revenue remains under pressure, messaging and, in particular data revenue, continue to show strong organic growth of 7% and 31% respectively. Data revenue reached £1.4 billion, primarily from business services and the continued growth in the take up of 3G devices in our customer base, which doubled to 15.9 million.

Our focus on profitable growth delivered a 4.2% organic increase in adjusted operating profit, with 1.4% growth in total. Strong performances in the US, Spain and a number of emerging markets offset declines in our other major European markets.

We invested £4.2 billion in capital expenditure during the year and have now achieved the core level of 3G and HSDPA coverage across our European networks necessary for the wider uptake of high speed data services. Free cash flow generation remained strong at £6.1 billion, although lower than last year, primarily due to higher tax payments as expected.

We now have an unrivalled global customer reach, with over 206 million proportionate customers across 25 countries, adding over 35 million customers during the year. We completed the sale of our operation in Japan in April 2006 and of our minority interests in Belgium and Switzerland later in the year. In May 2006, we completed the acquisition of the assets of Telsim in Turkey and more recently gained a controlling position in a leading Indian operator.

Delivering on our strategy
In May 2006, we introduced five new strategic objectives to ensure our continued success. Our focus on executing this strategy throughout the year has generated positive results across a number of areas.

Revenue stimulation and cost reduction in Europe
In Europe, our focus is to drive additional usage and revenue from core mobile voice and messaging services and to reduce our cost base. Central to stimulating revenue is driving mobile usage through larger minute bundles, innovative tariffs, prepaid to contract migrations and targeted promotions. We are also focused on leveraging our market leading position in the business segment, which represents 25% of our service revenue in Europe. New tariff options, such as free weekends, have been launched in the UK and Germany that stimulated usage and in Italy we ran successful voice and messaging promotions during the year that increased revenue per customer. We also continued to perform well in Spain, driving an increase in total voice minutes of around 30%. However, pricing pressure is expected to remain strong in the year ahead and improving price elasticity is core to our revenue stimulation objective in Europe.

6	Vodafone Group Plc Annual Report 2007

Back to Contents

Strategy

Over 11 million customers now benefit from lower roaming pricing through Vodafone Passport and our European customers are now benefiting from our commitment to reduce roaming prices by 40% compared to summer 2005. We expect roaming revenues to be lower year on year in 2008 due to the combined effect of Vodafone’s own initiatives and direct regulatory intervention.

During the year, we began implementing the core cost reduction programmes we developed last year. We have successfully outsourced IT application development and maintenance and we are well on track to deliver expected unit cost savings of approximately 25% to 30% within two to four years. We have also made faster than expected progress on data centre consolidation, with anticipated savings of 25% to 30% in one to two years. Centralisation of our network supply chain management was also completed in April 2007 and is expected to reduce costs by around £250 million within one year.

In addition, we are seeking to reduce the longer term cost of ownership of our networks through network sharing arrangements and have announced initiatives in Spain and the UK.

While many of these cost initiatives are multi-year programmes that are expected to deliver significant benefits over time, we are focused on realising some early savings in the year ahead and, for Europe and common functions, continue to target a 10% mobile capital expenditure to revenue ratio next year, with broadly stable mobile operating expenses compared to the 2006 financial year.

Innovate and deliver on our customers’ total communications needs
There are several key initiatives underway in this area and we expect these to begin to become more significant to the Group towards the end of next year.

As part of our drive to substitute fixed line usage with mobile, we have launched several fixed location pricing plans offering customers fixed line prices when they call from within or around their home or office. These offerings target fixed to mobile substitution from home and office environments and are proving popular with customers. Vodafone At Home and Vodafone Office are currently available in seven markets for consumers and twelve markets for businesses, with over three million and over two million customers respectively.

Complementary to our high speed mobile broadband (HSDPA) offerings, Vodafone is now offering fixed broadband services (DSL) in five markets. With the exception of Arcor, our fixed line business in Germany, the provision of these services to date has been on a resale basis. We will continue to develop our approach for the provision and roll out of DSL services on a market by market basis and in some cases may complement our resale approach by building or acquiring our own infrastructure where the returns justify the investment.

We are also developing products and services to integrate the mobile and PC environments by enhancing our Vodafone live! service and forming partnerships with leading internet players. In the coming months, our customers will be able to experience PC to mobile instant messaging with Yahoo! and Microsoft, search with Google, auctions via eBay, videos through YouTube and social networking with MySpace, all via their mobile.

Mobile advertising is also a potentially significant future revenue stream for our business. We have signed agreements with Yahoo! in the UK and leading providers in Germany and Italy to enter into this new business through banner and content based advertising.

Deliver strong growth in emerging markets
Our focus is to build on our strong track record of creating value in emerging markets. We have delivered further strong growth in our existing operations in Egypt, Romania and South Africa. Our recent acquisition in Turkey has performed ahead of our business plan at the time of the acquisition, with strong revenue growth and better than expected profitability.

The acquisition of interests in Hutchison Essar accelerates Vodafone’s move to a controlling position in a leading operator in India and significantly increases our presence in emerging markets. With market penetration of around 14% and with a population of over 1.1 billion, India provides a very significant opportunity for future growth. We look forward to bringing Vodafone’s products, services and brand to the Indian market.

Actively manage our portfolio to maximise returns
Our strategy is to invest only where we can generate superior returns for our shareholders. We look to invest in markets that offer a strong local position, with a focus on specific regions, with any transactions subject to strict financial investment criteria.

“India exposes us to one of the fastest growing communications markets in the world”

In line with this strategy, we executed a number of transactions during the year. We sold our non-controlling interests in Belgium and Switzerland at attractive valuations, with cash proceeds of £1.3 billion and £1.8 billion respectively. More recently, we increased our emerging markets presence with an additional 4.8% interest in Vodafone Egypt and gained control in India for £5.5 billion in May 2007.

We remain committed to our investment in Verizon Wireless in the US which continues to deliver strong performances on all key metrics, with record customer growth, due in part to a market leading low churn rate, and continued success in driving the uptake of non-voice services.

Align capital structure and shareholder returns policy to strategy
In May 2006, we outlined a new capital structure and returns policy consistent with the operational strategy of the business, resulting in a targeted annual 60% payout of adjusted earnings per share in the form of dividends.

We also moved to a higher level of gearing and, having returned over £19 billion to shareholders excluding dividends in the two previous financial years, including a £9 billion one-off return in August 2006, we have no current plans for further share purchases or one-time returns. The Board remains committed to its existing policy of distributing 60% of adjusted earnings per share by way of dividend. However, in recognition of the earnings dilution arising from the Hutchison Essar acquisition, it has decided that it will target modest increases in dividend per share in the near term until the payout ratio returns to 60%.

Prospects for the year ahead
Our focus in the year ahead will be on improving price elasticity in Europe, achieving more savings from our cost reduction programmes, delivering on our total communications strategy and beginning to realise the very significant growth opportunity in India.

We expect market conditions to remain challenging for the year ahead in Europe, notwithstanding continued positive trends in data revenue and voice usage. Overall growth prospects for the EMAPA region remain strong due to increasing market penetration and they are further enhanced by the recent acquisition in India.

Against this background, Group revenue is expected to be in the range of £33.3 billion to £34.1 billion, with adjusted operating profit in the range of £9.3 billion to £9.8 billion. Capital expenditure on fixed assets is anticipated to be in the range of £4.7 billion to £5.1 billion, including in excess of £1.0 billion in India. Free cash flow is expected to be £4.0 billion to £4.5 billion, after taking into account £0.6 billion of payments related to long standing tax issues, a net cash outflow of £0.8 billion in respect of India and a £0.5 billion outflow from items rolling over from 2007.

We have completed the first year under our new strategy and I am excited by the start we have made. We have made good progress towards fulfilling our total communications vision and this is a journey that we are all looking forward to taking at Vodafone.

We are well placed to continue executing our strategy in the year ahead, to deliver the core benefits of mobility to our customers and to generate superior returns for our shareholders.

Arun sarin
Chief Executive

Vodafone Group Plc Annual Report 2007	7

Back to Contents

Delivering on Our Strategic Objectives

tariffs, prepaid to contract migrations and targeted promotions, with a key focus also on leveraging Vodafone’s market leading presence across Europe in the business segment, which represents around 25% of service revenue. Vodafone’s unique presence also allows it to offer Pan-European products and services such as Vodafone Passport for roaming customers. Whilst usage growth in the year was strong, pricing pressure continues to be high and the Group’s key focus is to improve the overall price elasticity of its offerings in the market place.

The Group has established several core cost reduction programmes, leveraging the benefits of its local and regional scale. Key initiatives have focused on the outsourcing and centralisation of certain activities, as well as network sharing arrangements with other operators.

Summer promotions driving usage in Italy
Over 3 million customers benefited from successful summer promotions in Italy which stimulated voice and messaging usage and revenue. For a monthly fee and per call set up charge, customers were able to make calls and send messages for free to other Vodafone customers. Customers in the voice promotion generated 22% more ARPU than before and 9% more in the messaging promotion.

Revenue stimulation and cost reduction in Europe

The Group’s strategy is to drive additional usage and revenue from core mobile voice and messaging services, which represents around 80% of revenue in Europe today, and to reduce its cost base.

Today, around one third of voice traffic is carried over mobile networks, with

Vodafone’s customers only using their mobiles for approximately 140 minutes on average per month. This provides a significant opportunity to drive greater voice usage onto mobile.

The Group has launched a number of initiatives to achieve this through larger minute bundles, innovative

Innovate and deliver on our customers’ total communications needs

The communications environment is constantly evolving and Vodafone is at the forefront of this change. Customers are increasingly looking for one supplier to address all their needs, whether that is for mobile or fixed services.

The Group is increasingly targeting its propositions on replacing traditional fixed line providers in the home or office, as well as developing new and innovative ways for customers to enjoy the benefits of mobility.

Vodafone is already delivering broadband and data services to customers and, together with industry leading partners, will shortly be driving new revenue streams from opening up the internet to the mobile and from mobile advertising.

In total, the Group expects its total communications initiatives to represent approximately 20% of Group revenue in three years’ time, increasing from approximately 10% for the 2007 financial year.

Deliver strong growth in emerging markets

Egypt, Romania and South Africa, with Turkey performing ahead of the business plan at the time of the acquisition.

As a result of the Group’s increased presence in emerging markets, the proportion of Group EBITDA from the EMAPA region is expected to increase from 19% this year to around 33% in five years’ time.

Vodafone will continue to seek selective opportunities to increase its emerging markets footprint as well as taking opportunities to increase its stakes in existing markets, with a view to gaining control over time.

Romania: Market leader for business services
Vodafone extended its leadership in the business segment in Romania during the year, with 38% growth in business customers giving a market share of 42%. Key to success has been its integrated mobile and fixed communications solution which delivered over 50% revenue growth in the year and now represents one third of business revenues.

The Group’s focus is to build on its strong track record of creating value in emerging markets where average market penetration is relatively low, offering significant customer and revenue growth potential.

In the last 12 months, Vodafone has gained control of businesses in

Turkey, with a population of 70 million, and in India, with a population of 1.1 billion, adding to the Group’s existing emerging market presence in parts of the Middle East, Africa and Eastern Europe.

During the 2007 financial year, the Group saw strong performances in

EMAPA region – annual growth for 2007	Reported	Organic

Closing customers	55%	27%

Revenue	41%	21%

		Where applicable, growth percentages are stated on local currency and are calculated by applying the Group’s current equity interest to the whole of the 2007 and 2006 financial years.

8	Vodafone Group Plc Annual Report 2007

Back to Contents

Strategy

Innovative tariffs delivering market leading performance in Spain
The Vitamina tariff in Spain offers a single, any network, any time price for prepaid and contract customers, together with attractive add-on options, such as talking for 60 minutes but only paying for one and half price SMS, that target different customer needs. Over 50% of the Vodafone Spain customer base is now on a Vitamina tariff, driving an increase in voice usage of around 30% and 13% growth in revenue in local currency.

Market leader in business services in the UK
Vodafone is the clear market leader for business services in the UK, increasing its market share during the year by around 4 percentage points to 46%. Key success factors have been customer focused propositions, in particular tariffs for small and medium sized businesses, as well as mobile data products such as 3G broadband USB modems and mobile connect data cards (where Vodafone has 55% market share), and mobile email solutions such as BlackBerry® from Vodafone.

Vodafone Passport
Over 11 million customers now benefit from lower roaming pricing through Vodafone Passport since it was first launched in 2005, helping Vodafone to reduce the average cost of voice roaming in Europe for its customers by 40% compared to summer 2005. Around 50% of all roaming minutes in Europe are now on Vodafone Passport.

Cost reduction
Network sharing with other operators is generally intended to reduce the number of base stations that each operator owns and maintains whilst retaining an independent high quality service to customers. Sharing arrangements have been announced for rural areas in Spain and a memorandum of understanding has been agreed to share across the UK. These activities are expected to lead to savings in operating expenses and capital expenditure over time, as well as reducing Vodafone’s impact on the environment.

Outsourcing
Vodafone can realise the benefits of outsourcing certain functions, such as IT applications, to industry leading partners for a lower cost than keeping the operations within the Group.

Purchasing
Vodafone has centralised the bulk purchasing of handsets and key network components for many years to generate purchasing efficiencies. More recently, the Group extended this activity by centralising all purchasing activities for its networks, IT and service platforms to realise further savings.

The internet on your mobile
The internet is becoming increasingly important for customers, with rising numbers of users and increasing amount and frequency of use. Customers spend a significant proportion of their time communicating online, either through traditional email and instant messaging or through the relatively new phenomena of social networking and file sharing.

Part of the Group’s total communications strategy is to develop products and services that enable customers to use the internet on their mobiles in much the same way as they use it on their PC. In order to do this, the Group has partnered with some of the most significant internet companies to mobilise their services in a way that is seamless to customers.

Driving usage in the home
The Vodafone Zuhause range of products in Germany offers a competitively priced alternative to fixed line pricing by recognising when a customer is within the home zone area. Vodafone Zuhause customers have reached 2.4 million, with significant increases in household usage and improvements in customer spend per household.

Delivering DSL
Arcor is the leading alternative fixed line provider in Germany, with 2.1 million DSL customers and revenue growth of 10% for the year. Arcor is also enabling Vodafone Germany to offer DSL services to its mobile customers as well as providing a centre of excellence for DSL for the Group.

Egypt: Improved customer value with Super Dardasha
Lower prepaid prices in Egypt with the Super Dardasha tariff launched in July 2006 has led to a significant increase in the number of prepaid customers and their usage, driving a 25% rise in prepaid ARPU this year and 85% growth in prepaid revenue. 75% of prepaid customers are now on the Super Dardasha tariff.

Turkey: Successful rebranding to Vodafone
The transition to the Vodafone brand was successfully completed ahead of plan in Turkey in March 2007, after a period of necessary investment in the network and customer services following completion of the acquisition in May 2006.

South Africa: Driving growth in non-voice revenue
Non-voice revenue increased by 33% this year, driven by both messaging and data services, and now represents over 8% of service revenue. Increasing 3G and HSDPA network coverage is enabling a wider data offering to customers, such as the Vodafone Mobile Connect card and the Vodafone Mobile Connect USB modem, and delivering a fast and reliable mobile alternative to fixed-line connectivity in South Africa where fixed line services are available to only 10% of the population.
India
	Vodafone has gained control of a leading operator in the attractive and fast growing Indian mobile market, with already over 27 million customers and nationwide market share of around 16%. In a market of	1.1 billion people and mobile penetration of only around 14%, the opportunity for future growth is significant.

	Revenue growth

	Romania	28%

	Egypt	41%

	Turkey	37%

	South Africa	22%

	India	>50%

Vodafone Group Plc Annual Report 2007	9

Back to Contents

Business Overview

Who We Are

Vodafone is a world leader in providing voice and data communications services for both consumer and enterprise customers, with a significant presence in Europe, the Middle East, Africa, Asia, Pacific and the United States. The Group is structured into two regions to address the different business challenges inherent in them.

At 31 March 2007, based on the registered customers of mobile communications ventures in which it had equity interests at that date, the Group had approximately 206.4 million proportionate customers.

The Company has equity interests in 25 countries, through its subsidiary undertakings, joint ventures, associated undertakings and investments. Partner Market arrangements extend the Group’s footprint to a further 38 countries.

The table on page 13 sets out a summary of the Group’s worldwide mobile operations at 31 March 2007 and venture customer growth, being growth based on 100% of the operations customer base, in the year then ended (the “2007 financial year”).

Through its mobile businesses, the Group provides a wide range of mobile communications services, including voice, text messages (“SMS”), picture messages (“MMS”) and other data services, and is continually developing and enhancing service offerings, particularly through third generation (“3G”) mobile technology which has been deployed in the majority of the Group’s operations. Services are provided to both consumers and corporate customers, through a variety of both prepaid and contract tariff arrangements.

The Group’s mobile services are currently offered over a Global System for Mobile Communications (“GSM”) network, on which a General Packet Radio Service (“GPRS”) is also provided and, in certain operations, over a Wideband Code Division Multiple Access (“W-CDMA”) 3G network. Where 3G licences have been issued, the Group has secured such licences in jurisdictions in which it operates through its subsidiary undertakings. Vodafone offered 3G services in 14 of its controlled operations at 31 March 2007.

In line with the Group’s strategy, the Group is increasingly focusing on developing total communications solutions for customers, making use of the evolving technological changes which provide a far greater choice in services, whilst maintaining a mobile centric approach, focusing on the core benefits to customers of mobility and personalisation. As part of these offerings, the Group now offers fixed broadband connectivity as part of the total communications solution in a number of markets in which it operates.

The Group has a controlling interest in a fixed line telecommunications service provider in Germany, with fixed line services in other markets typically provided using wholesale relationships with infrastructure providers.

During the year the Group was ranked number one in the 2006 Global Accountability Rating, which measures how companies have built responsible business practices, emphasising Vodafone’s commitment to Corporate and Social Responsibility.

The Company’s ordinary shares are listed on the London Stock Exchange and the Company’s ADSs are listed on the New York Stock Exchange (“NYSE”). The Company had a total market capitalisation of approximately £80 billion at 25 May 2007, making it the third largest company in the Financial Times Stock Exchange 100 (“FTSE 100”) index and the twenty second largest company in the world based on market capitalisation at that date.

Where We Operate

The Group is managed and organised through two geographic regions – Europe and EMAPA (Eastern Europe, Middle East, Africa and Asia, Pacific and Affiliates) – with the objective of aligning operations with the Group’s strategy and focusing the Group’s businesses according to different market and customer requirements.

In addition, there are a number of central functions, which are referred to as Common Functions, which provide services to the Group’s operations and allow the Group to leverage its scale and scope and manage risk effectively.

Europe
Europe includes the Group’s principal mobile subsidiaries, located in Germany, Spain and the UK, its joint venture in Italy, as well as the Group’s 73.7% controlling interest in a fixed line telecommunications business in Germany. Other businesses in the European region comprise the Group’s other subsidiaries in this geographic area, being Albania, Greece, Ireland, Malta, Netherlands and Portugal.

The Group’s mobile subsidiaries in Europe and joint venture in Italy operate under the brand name ‘Vodafone’. The Group’s fixed line subsidiary operates as Arcor. Arcor is the second largest fixed line telecommunications provider in Germany and offers its customers a range of services for voice and data transfer, based on its own Germany-wide networks, with a focus on direct access based broadband and internet protocol enabled virtual private network (“IP-VPN”) products.

The mobile market share of the Group’s operators in its principal markets, based on publicly available information, is estimated as follows:

10	Vodafone Group Plc Annual Report 2007

Back to Contents

Business

EMAPA
The EMAPA region covers Eastern Europe, Middle East, Africa and Asia, Pacific and Affiliates, and includes the Group’s subsidiary operations in the Czech Republic, Hungary, Romania, Turkey, Egypt, Australia and New Zealand, joint ventures in Poland, Kenya, South Africa and Fiji, associated undertakings in France and the US and the Group’s investments in China and India.

The Group’s subsidiaries in EMAPA operate under the ‘Vodafone’ brand. The joint ventures, associated undertakings and investments operate under the following brands: China – China Mobile; Fiji – Vodafone; France – SFR and Neuf Cegetel; India – Airtel; Kenya – Safaricom; Poland – Plus GSM; South Africa – Vodacom; US – Verizon Wireless.

On 8 May 2007, the Group completed its acquisition of a controlling interest in Hutchison Essar Limited (“Hutchison Essar”), a mobile telecommunications operator in the Indian market, which operates under the ‘Hutch’ brand.

EMAPA’s results include the results from non-mobile telecommunications businesses. The Group has a 17.91% indirect ownership in Neuf Cegetel, the leading alternative operator for fixed telecommunication services in France, offering a wide range of fixed line services to residential and business customers as well as special corporate services ranging from internet and customer relations management to internet and intranet hosting services. The Group also has a direct and indirect interest constituting in aggregate a 9.99% ownership in Bharti Airtel, an Indian based mobile and fixed line telecommunications operation with three strategic business units, mobile services, broadband and telephone services and enterprise services. In conjunction with the acquisition of Hutchison Essar Limited, a Bharti Group entity agreed on 9 May 2007 to acquire 5.60% of Bharti Airtel from the Group. Following the completion of this sale, the Group will continue to hold an indirect stake of 4.39% in Bharti Airtel.

The mobile market share of the Group’s operators in its most significant EMAPA markets, based on publicly available information, is estimated as follows:

Customer market share (%)
At 31 December 2006

Competition
The Group faces significant competition in each of its geographic markets. It is subject to indirect competition from providers of other communications services in the domestic markets in which it operates in addition to direct competition from existing mobile communications network operators and mobile virtual network operators (“MVNOs”) who do not operate a mobile telecommunications network. There are also new types of competitors, such as fixed line operators offering combined fixed and mobile service offerings, and internet based companies extending their services to include telecommunications. Competitive pressures impact the level of customer churn, which the Group seeks to manage by a continued focus on tariffs and customer acquisition and retention initiatives.

The Group expects that competition will continue from existing operators as well as from a number of new market entrants, including those arising following the award of new 3G licences and MVNOs. The scope of this increased competition, and the impact on the results of operations, is discussed further in “Performance – Risk Factors, Seasonality and Outlook”.

Many of Vodafone’s key markets are highly penetrated, some with penetration rates of over 100% due to a number of customers owning more than one subscriber identity module (“SIM”), which is, broadly, the Group’s basis for defining a mobile customer. The penetration rates for the Group’s operations in its principal markets, based on publicly available information, is estimated as follows:

Estimated penetration – Europe (%)
At 31 December 2006

Estimated penetration – EMAPA (%)
At 31 December 2006

Vodafone Group Plc Annual Report 2007	11

Back to Contents

Business Overview
continued

Partner Markets
Partner Markets are operations in which the Group has entered into a partnership agreement with a local mobile operator, enabling a range of Vodafone’s global products and services to be marketed in that operator’s territory. Under the terms of these Partner Market agreements, the Group and its partners co-operate in the development and marketing of certain services, often under dual brand logos. The Group’s Partner Market strategy enables the Group to implement its global services in new territories, extend its brand reach into new markets and create additional revenue without the need for equity investment.

Similar arrangements also exist with a number of the Group’s joint ventures, associated undertakings and investments.

The results of Partner Markets are included within Common Functions. Partnership agreements in place as at 31 March 2007, excluding those with the Group’s joint ventures, associated undertakings and investments, are as follows:

Country	Operator	Country	Operator

Argentina	CTI Móvil(1)	Iceland	Vodafone
Austria	A1	Indonesia	XL
Bahrain	MTC-Vodafone	Jersey	Jersey Airtel
	(Bahrain)	Kuwait	MTC-Vodafone
Belgium	Proximus	Latvia	BITE Latvija
Bermuda	Digicel	Lithuania	Bité
Brazil	Claro(1)	Luxembourg	LUXGSM
Bulgaria	Mobiltel	Malaysia	Celcom
Caribbean(2)	Digicel	Mexico	Telcel(1)
Chile	Claro(1)	Nicaragua	Claro(1)
Colombia	Comcel(1)	Norway	TDC Song
Croatia	VIPnet	Paraguay	CTI Móvil
Cyprus	Cytamobile-		Paraguay(1)
	Vodafone	Peru	Claro Peru(1)
Denmark	TDC Mobil	Samoa	Digicel
Ecuador	Porta(1)	Singapore	Mobile One
El Salvador	Claro(1)	Solvenia	Si.mobile-vodafone
Estonia	Elisa	Sri Lanka	Dialog
Finland	Elisa	Sweden	Telenor
Guatemala	Claro(1)	Switzerland	Swisscom
Honduras	Claro(1)	Uruguay	CTI Móvil Uruguay(1)
Hong Kong	SmarTone-Vodafone

Notes:
(1)	Partnership through America Móvil.
(2)	This includes the following countries: Anguilla, Antigua and Barbuda, Aruba, Barbados, Bonaire, Curacao, the Cayman Islands, Dominica, French West Indies, Grenada, Jamaica, Haiti, St Lucia, St Kitts and Nevis, St Vincent, Trinidad and Tobago, Turks and Caicos and British Guyana.

12	Vodafone Group Plc Annual Report 2007

Back to Contents

Business

Summary of Group mobile communications businesses at 31 March 2007
A summary of the Group’s businesses and significant mobile operators in each of Vodafone’s markets at 31 March 2007 is provided in the following table. Arcor’s principal competitor in the German fixed line market is T-Com.

								Controlled
				Venture		Registered		and jointly
			Venture	customer		proportionate		controlled	Registered
	Percentage		customers(2)	growth		customers		customers	prepaid
Country by region	ownership	(1)	(‘000)	(%	)(3)	(‘000)		(‘000)	(%	)(4)	Names of other significant mobile operators(5)

EUROPE
Germany	100.0		30,818	5.6		30,818		30,818	54.4		e-Plus, O2 , T-Mobile
Italy	76.9		27,366	13.8		21,034		21,034	92.0		TIM, Wind, 3
Spain	100.0		14,893	10.1		14,893		14,893	45.2		Orange, Telefónica Móviles, Yoigo
UK	100.0		17,411	6.8		17,411		17,411	60.7		Orange, O2 , T-Mobile, 3, Virgin Mobile

Other Europe
Albania	99.9		956	23.7		955		956	96.6		AMC
Greece	99.9		5,057	12.9		5,051		5,057	69.2		Cosmote, Q-Telecom, TIM
Ireland	100.0		2,177	4.9		2,177		2,177	73.3		Meteor, O2 , 3
Malta	100.0		186	6.4		186		186	89.6		Go Mobile
Netherlands	100.0		3,880	(0.8)		3,880		3,880	45.3		KPN Mobile, Orange, T-Mobile, Telfort	(6)
Portugal	100.0		4,751	11.1		4,751		4,751	79.0		Optimus(7), TMN(7)

Other Europe total			17,007	8.4		17,000		17,007	68.8

Europe total			107,495	8.8		101,156		101,163	66.0

EMAPA
Eastern Europe
Czech Republic	100.0		2,475	11.8		2,475		2,475	47.5		T-Mobile, Telefonica O2
Hungary	100.0		2,163	4.8		2,163		2,163	61.1		Pannon GSM, T-Mobile
Poland	19.6		12,661	29.5		2,483		2,483	59.8		Orange, ERA
Romania	100.0		7,954	24.6		7,954		7,954	66.2		Orange, Cosmote, Zapp
Turkey	100.0		13,900	–		13,900		13,900	90.1		Turkcell, Avea

Eastern Europe total			39,153	91.6		28,975		28,975	71.2

Middle East, Africa, Asia
Egypt	54.9		9,652	45.9		5,299		9,652	93.8		MobiNil	(8)
Kenya	35.0		6,082	54.2		2,129		2,433	98.5		Celtel	(9)
South Africa(10)	50.0		30,149	28.2		13,835	(11)	15,075	89.4		Cell C, MTN, Celtel, DRC

Middle East, Africa, Asia total			45,883	34.6		21,263		27,160	91.5

Pacific
Australia	100.0		3,367	6.0		3,367		3,367	73.6		Optus, Telstra, 3
Fiji	49.0		285	38.2		139		139	95.3		–
New Zealand	100.0		2,244	8.5		2,244		2,244	75.8		Telecom New Zealand

Pacific total			5,896	8.2		5,750		5,750	75.4

Associates and investments
US	45.0		60,716	14.5		27,322		–	–		National operators(12): Cingular,
											Sprint Nextel, T-Mobile
China	3.3		316,120	21.3		10,337		–	–		China Netcom, China Telecom,
											China Unicom
France	44.0		17,881	3.5		7,876		–	–		Bouygues Telecom, Orange
India(13)	9.99		37,141	89.7		3,714		–	–		Hutch, Idea, BSNL/MTNL,
											Reliance Infocom, Tata Teleservices

Associates and investments total			431,858	20.2		49,249		–	–

EMAPA total			522,790	24.7		105,237		61,885	81.7

Group total			630,285	21.7		206,393		163,048	73.2

Notes:
(1)	All ownership percentages are stated as at 31 March 2007 and exclude options, warrants or other rights or obligations of the Group to increase or decrease ownership in any venture as detailed in “Performance – Financial Position and Resources”. Ownership interests have been rounded to the nearest tenth of one percent, with the exception of India which has been rounded down to the nearest hundredth of one percent.
(2)	See page 159 for a definition of a customer.
(3)	Venture customer growth is for the year to 31 March 2007 and is calculated based on 100% of the businesses customer base.
(4)	Prepaid customer percentages are calculated on a venture basis at 31 March 2007.
(5)	Includes significant MVNOs which do not operate a mobile telecommunications network.
(6)	Telfort was acquired by KPN Mobile during the 2006 financial year but continues to operate its own network.
(7)	The competition authority released a draft decision during the year indicating that it will not oppose the potential merger of Optimus and TMN.
(8)	The Egyptian Government awarded a third licence during the year. Etisalat launched commercial services on 1 May 2007.
(9)	The Kenyan Government has awarded a third licence but the operator has not yet commenced service.
(10)	Customers in South Africa refers to the Group’s interests in Vodacom Group (Pty) Limited and includes customers in South Africa, the Democratic Republic of Congo, Lesotho, Mozambique and Tanzania.
(11)	The Group’s proportionate customer base in South Africa has been adjusted for its proportionate ownership of their customer base across all their network interests of approximately 91.8% at 31 March 2007.
(12)	This is not a full list of US network operators. In the United States, in addition to the national operators shown, there are several regional and numerous local operators.
(13)	The Group does not have any jointly controlled customers in India following the change in consolidation status of Bharti Airtel from a joint venture to an investment on 11 February 2007.

Vodafone Group Plc Annual Report 2007	13

Back to Contents

Business Overview
continued

What We Offer Our Customers

Vodafone offers a wide variety of products and services to its customers. Traditionally, this has been through the provision of voice services allowing customers to make and receive calls whilst at home and abroad. Messaging services are also offered which allow customers to send and receive SMS and MMS messages and, more recently, email and instant messaging services have been provided in a number of the Group’s operations.

Various data services are now provided in many of the Group’s operations, allowing customers to access internet services, watch mobile TV and download games, ringtones, music and other content onto their mobile phones, while Vodafone Mobile Connect data cards allow people to access the internet, corporate intranets and their emails whilst on the move using their notebooks. During the current financial year, the Group has been executing on its total communications strategy through fixed location based services, enhanced mobile data and internet services, and DSL offerings.

Voice services
Voice services continue to make up the largest portion of the Group’s revenue. The Group has undertaken a wide range of activities to stimulate growth in voice usage in the past year. These activities range from improvements of basic tariff designs to launching differentiated voice offerings such as Vodafone At Home, which is described in more detail below.

Voice minutes usage growth for the Group’s principal mobile markets(1)

Note:
(1)	Total statutory voice minutes per year for Germany, Italy, Spain and UK.

A continuing increase in the level of competition and further pressure on voice prices in the Western European markets have challenged the Group to be innovative in ways to deliver more value for money to customers. By introducing voice offerings that enable customers to significantly increase their usage whilst only having to commit to a small incremental fee, the Group has strengthened the role of the mobile as a primary method of telecommunication.

Customers now have more freedom to use their mobile in ways that offer them more value depending on their particular communication needs. Differentiated, targeted tariffs launched in local markets include offers such as closed user group calling for business customers and designated free numbers or family offers for consumer customers. The launch of new, low-end contract offers has unlocked increased voice usage through lower rates per minute.

In emerging markets the Group has seen the positive development of voice usage, which is partly driven by economic growth and is partly the result of providing mobile communication to a wider population through improved entry level offers. The majority of the Group’s customers in these regions use prepaid services. In order to deliver more value to customers, the Group has offered different promotions that reward frequent or high credit top-ups. In emerging markets with limited fixed infrastructure, mobile phones are often the only telecommunications option. Here the Group seeks to continue to improve its service offerings, making services more broadly available and encouraging greater use.

Fixed location based services
The Group is delivering on customers’ total communications needs and driving greater voice usage through offering integrated communications services.

Vodafone At Home
Vodafone At Home comprises a range of offers designed to introduce Vodafone into the household as a total communications provider. Vodafone At Home voice propositions offer customers the opportunity to satisfy their communication needs through one operator and with a single device.

Vodafone At Home voice offerings include zonal tariff and fixed line telephony and had 3.25 million customers as at 31 March 2007. With a zonal tariff the customer can make calls from a defined Vodafone At Home geographical area to fixed line numbers and, depending on the offer, other destinations (for example on Vodafone mobile networks), at rates similar to fixed line providers. In addition, the customers obtain a fixed line number to enable them to receive incoming calls when within the Vodafone At Home geographical area. At 31 March 2007, zonal tariffs had been launched in five markets – Germany, Italy, France, Hungary and Portugal.

Fixed line telephony offers a customer traditional fixed line calls via public switched telephone networks (“PSTN”). At 31 March 2007, this offer had been launched in two markets; in the UK as part of the DSL offering and in New Zealand.

Vodafone Office
Vodafone Office is the umbrella name for a series of products and services designed to meet all our business customers’ communications needs.

Vodafone Wireless Office provides companies the opportunity to reduce their number of fixed desk phones, facilitating the transfer of voice minutes from the fixed to the mobile network. The solution includes a closed user group tariff, allowing employees to call each other for a flat monthly fee. In three markets, Germany, Spain and Portugal, the offer has been expanded to include location-based office-zone charging, giving preferential rates when calling from an office location. Additionally, in these markets, geographic numbers have been introduced, enabling further fixed mobile substitution.

At 31 March 2007, Vodafone Wireless Office was available in 14 markets and had over two million customers.

14	Vodafone Group Plc Annual Report 2007

Back to Contents

Business

Voice roaming
When travelling abroad, roaming allows mobile phone users to make and receive calls using a mobile network in the country they are visiting. The Group continued to expand its roaming coverage and services during the 2007 financial year. The focus was to provide reduced, clearer and easier to understand prices to our customers under the Vodafone Travel Promise roaming campaign launched in May 2005.

On 8 May 2006, the Group announced that by April 2007, when compared to the period from June to August 2005, average European roaming voice cost for Vodafone customers would be cut by at least 40%. This has been achieved and is expected to benefit over 30 million Vodafone customers who roam every year.

During the year, commercial management of wholesale roaming relationships with the Group’s main roaming partners has resulted in a number of important wholesale discount agreements. These provide cost structures that support the development of our retail propositions, promote the mutual development of roaming services with our Partner Markets and deliver significant cost savings as well as securing revenue from the customers of Partner Market networks using Vodafone’s networks. The cost per minute to Vodafone is now 45 eurocents or lower for more than 90% of Vodafone’s European traffic.

Managed roaming is also now operating in 13 markets. This network technology automatically directs Vodafone customers to the Vodafone networks or networks of Partner Markets, delivering a strong Vodafone customer experience and allowing the Group to benefit from an improved cost structure.

Vodafone Passport
The success of Vodafone Passport continued throughout the year and, at 31 March 2007, the service had attracted 12.7 million customers across 17 markets.

Vodafone Passport enables customers to “take their home tariff abroad”, offering greater price transparency and certainty to customers when using roaming services abroad. Whilst abroad, customers can make calls using their domestic tariff, in some cases including free minute bundles, and receive calls at no charge – for a one-off connection fee per call.

Customer usage patterns continue to show that, on average, Vodafone Passport customers both talk more and pay less per call when abroad.

Messaging services
All of the Group’s mobile operations offer messaging services, which allow customers to send and receive messages using mobile handsets and various other devices. Messaging usage grew 34.0% in the year to 31 March 2007 and was driven by increased customer activity, due to the network effect of a larger user community, and a shift from price per message to bundled fees, a fixed price for a specified number of messages. MMS, which offers customers the ability to send and receive multiple media, such as pictures, music, sound, video and text, to and from other compatible devices is also available in all Group mobile operations. MMS has enjoyed strong revenue growth in the 2007 financial year across the Group through improved handset camera capabilities.

SMS usage growth for the Group’s principal mobile markets(1)

Note:
(1)	Total SMSs (billions) sent per year for Germany, Italy, Spain and UK.

Data services
The Group offers a number of products and services to enhance customers’ access to data services, including Vodafone live! for consumers, as well as a suite of products for business users consisting of Vodafone Mobile Connect data cards, internet based email solutions and Vodafone Office.

Vodafone live!
Vodafone live!, the Group’s content and internet services proposition, has been launched in four additional markets since 31 March 2006, Czech Republic, Romania, Turkey and Bulgaria, bringing the total number of countries in which Vodafone live! is offered to 28.

Vodafone has continued to develop the Vodafone live! offering by improving the handset user experience, making it faster and easier to find content and lowering barriers to regular use through more transparent and better value tariffs. The design of the Vodafone live! portal, through which customers can access a range of online services including games, ringtones, news, sports and information, is being continually enhanced to provide richer content and to make it easier for customers to find and purchase content.

During the 2007 financial year, 18 new 2.5G phones were added to the Vodafone live! portfolio, with a sustained emphasis on exclusive and customised devices.

Vodafone live! with 3G
Vodafone live! with 3G is now available in 21 markets, including launches in Hungary, Malta, Romania and Bulgaria in the 2007 financial year. This enhanced version of the proposition delivers all the content and portal services of 2.5G, with richer media services, such as music on demand and mobile TV, enabled by the faster network capabilities of 3G.

In addition, 18 of these markets with Vodafone live! with 3G have now deployed the even faster capabilities of 3G Broadband/HSDPA. At 31 March 2007, there were 15.9 million devices registered on the controlled and jointly controlled networks capable of accessing the Vodafone live! with 3G portal.

During the 2007 financial year, 30 new 3G phones were added to the Vodafone live! portfolio. The latest 3G devices are now similar in design to 2.5G handsets and have improved battery performance, thereby overcoming barriers that were experienced by earlier phone generations. Supported by significantly lowered entry level pricing and exclusive devices from all major vendors, about 30% of Vodafone live! gross additions in Europe are now connected on 3G devices.

Vodafone has continued to improve offerings available by developing further insights into customer needs around TV, music and mobile internet. For example, an improved user interface has been developed for the Mobile TV service, delivering improved channel switching and navigation. This was first deployed in Vodafone Germany in October 2006 and is being rolled out to other Vodafone networks. Vodafone Italy launched Vodafone’s first mobile broadcast TV service using DVB-H technology and spectrum in December 2006. Vodafone is continuing to work with major international and national media brands to grow the existing market through breadth of appeal and prove the concepts of future revenue streams such as video on demand, interactivity and advertising-funding. Key partners include Time Warner, News Corp, NBC, Universal and Sony. Content from all of these companies complements national content brands.

The Vodafone live! with 3G service also supports full track music downloads, which allow customers to use their phone to listen to music, choosing from a catalogue of more than 750,000 music tracks. Vodafone has secured music from some of the world’s greatest artists through agreements with Sony BMG Music Entertainment, EMI, Universal Music, Warner Music and other independent record labels. Key ease of use improvements during this financial year included artist and title search and artist’s pages, enabling full tracks, ringtones, video clips and other related items to be found together.

Vodafone Group Plc Annual Report 2007	15

Back to Contents

Business Overview
continued

Following on from the mobile internet search deal signed with Google in February 2006, Vodafone announced in February 2007 a number of important collaborations to bring the benefits of key internet brands to the mobile. The collaboration with eBay, MySpace and Google Maps will enable integrated applications on to customers’ phones for an easy and secure user experience. An agreement with YouTube will also allow customers to view a daily selection of new videos, forward links of their favourites, search across multiple categories and upload their own videos from their mobiles.

In addition, Vodafone is supporting customers’ access to their internet messaging services via their mobiles with the introduction of Vodafone Consumer Push Email. This service was first made commercially available in Portugal in March 2007. The service offers customers easy mobile access to their email accounts held in both global, such as Microsoft MSN and AOL, and local email providers.

In February 2007, Vodafone announced an agreement with Yahoo! and Microsoft to provide direct access to their instant messaging services from the mobile and the PC.

Vodafone Mobile Connect
The Vodafone Mobile Connect data card provides simple and secure access to existing business systems such as email, corporate applications, company intranets and the internet for customers on the move, and is available through a selection of distribution channels. The Vodafone Mobile Connect data card based on 2.5G technology is available in eight markets, with 33 markets now offering the service on 3G technology. Additionally, the Vodafone Mobile Connect 3G broadband data card offers enhanced download speeds of up to 3.6 Mbps by utilising HSDPA technology and has been launched in 26 markets.

Vodafone has also entered into exclusive partnerships with Acer, Dell, HP and Lenovo across multiple markets. These companies launched a range of builtin 3G broadband connectivity notebooks (with a Vodafone SIM built-in at point of manufacture) supporting HSDPA technology. Additionally, Vodafone launched the Mobile Connect USB Modem, an innovative, compact and easy to use plug and play device. Vodafone also released an updated version of its Vodafone Mobile Connect software that supports the Microsoft Vista operating system. These products provide greater choice and connectivity options to our customers for high speed mobile working. At 31 March 2007, there were 1.5 million registered Vodafone Mobile Connect data cards in the Group’s controlled and jointly controlled markets.

Mobile applications
In addition to the wireless enablement of notebook computers, there is an increasing demand for handheld solutions that allow real-time access to email, calendar, contact and other applications.

Vodafone Business Email, Windows Mobile Email and BlackBerry from Vodafone provide business customers, ranging from small start-up companies to multinational corporates, with wireless access to their enterprise and internet based email solutions. Vodafone Business Email and BlackBerry from Vodafone offerings are now available in 36 markets and at 31 March 2007 were supported by 25 global devices and a variety of local devices in the controlled and jointly controlled markets.

There were one million Vodafone email customers in the Group’s controlled and jointly controlled markets as at 31 March 2007.

Data roaming
Vodafone has continued to improve the simplicity, price predictability and value for money offered to data services customers. For Vodafone Mobile Connect 3G broadband data card users, Vodafone complemented the monthly roaming bundle launched in 2005 with a daily roaming tariff appealing to less-frequent international travellers. At 31 March 2007, this tariff was available in three controlled markets. On 14 March 2007, Vodafone announced that the daily tariff would be reduced by over 50% by July 2007.

Vodafone has successfully implemented data wholesale tariff structures with more than 15 Partner Market networks, enabling the launch of new data roaming propositions. Vodafone also announced on 14 March 2007 that it would make lower data roaming wholesale rates available to all other European operators on a reciprocal basis.

DSL and other services
In May 2006, Vodafone announced its intention to enter the fixed broadband space in order to provide customers with data solutions to meet their total communication needs. DSL offered as part of the Vodafone At Home package is now available in five markets, Germany, Italy, UK, Malta and New Zealand, with further markets intended to be launched throughout 2007. Current DSL offers are provided by Arcor (Germany) and ihug (New Zealand), as well as in partnership with BT (UK), Fastweb (Italy) and Melita (Malta).

Vodafone Office also includes fixed data DSL offerings. At 31 March 2007, DSL was available to business customers in five markets – UK, Spain, Netherlands, Portugal and Egypt.

With the launch of the Vodafone Applications Service in the UK and Spain, Vodafone has also taken a further step towards making mobile applications accessible to businesses of all sizes. This service quickly and efficiently connects existing business applications to mobile handsets, allowing users to access and exchange information when out of the office.

The Group has been extending its business model to generate revenue from mobile advertising by partnering with advertising specialists in individual markets. An agreement with Yahoo! has been operational since March 2007 in the UK.

16	Vodafone Group Plc Annual Report 2007

Back to Contents

Business

Summary of Group products and services
The following table summarises the availability of the Group’s most significant products and services as at 31 March 2007 in the markets in which they are available.

	Vodafone live!	Vodafone live! with 3G	Vodafone Mobile Connect GPRS data card	Vodafone Mobile Connect 3G/GPRS data card	BlackBerry from Vodafone Vodafone Push Email	Vodafone Wireless Office	Vodafone Passport	Vodafone Consumer Push Email	Vodafone At Home (Zonal)	Vodafone AT Home (fixed line telephony)	Vodafone At Home (DSL)

Subsidiaries
Germany	•	•		•	•	•	•		•		•
Spain	•	•		•	•	•	•
UK	•	•		•	•	•	•			•	•
Albania			•		•		•
Australia	•	•		•	•	•
Czech	•		•
Egypt	•		•		•	•
Greece	•	•		•	•	•	•
Hungary	•	•		•	•	•	•		•
Ireland	•	•		•	•	•	•
Malta	•	•		•	•		•				•
Netherlands	•	•		•	•	•	•
New Zealand	•	•		•	•	•				•	•
Portugal	•	•		•	•	•	•	•	•
Romania	•	•		•	•		•
Turkey	•
Joint Ventures
Fiji			•		•
Italy	•	•		•	•	•	•		•		•
South Africa	•	•		•	•		•

Subtotal	17	14	4	14	17	12	13	1	4	2	5

Associate
France	•	•	•	•	•	•	•		•
Partner Markets
Austria	•	•		•	•
Bahrain				•	•
Belgium	•	•		•	•		•
Bulgaria	•	•		•	•
Croatia	•	•		•	•
Cyprus	•			•
Denmark				•	•
Estonia				•	•	•
Finland				•	•
Hong Kong				•	•
Iceland	•		•		•		•
Indonesia					•
Kuwait			•
Latvia				•
Lithuania				•
Luxembourg	•			•	•
Malaysia				•	•
Norway				•
Singapore				•	•
Slovenia	•		•		•
Sri Lanka					•
Sweden	•	•		•	•		•
Switzerland	•	•		•	•

Total	28	21	8	33	36	14	17	1	5	2	5

Key:
•	Available throughout the 2007 financial year
•	Launched in the 2007 financial year

How We Deliver Our Services

Products and services are available directly to both consumer and business customers in the majority of markets under the Vodafone brand. In the 2007 financial year, the Group continued to focus on social products with the establishment of a new social investment fund, which has been formed to provide resources for initiatives that can demonstrate high social values.

Distribution
The Group distributes its products and services through a wide variety of direct and indirect channels, with different approaches used in the consumer and business sectors. Main developments in distribution are within the area of IT resellers, distributors and MVNOs.

Over 1,100 stores are directly owned and managed by Vodafone, with an additional 5,500 Vodafone branded stores. In addition, local websites offer products and services online, local sales forces are in place to discuss terms with business customers and call centres are available to support customers.

The extent of indirect distribution varies between markets but may include using third party service providers, independent dealers, distributors and retailers.

Vodafone’s engagement with IT resellers and distributors continued to grow throughout the 2007 financial year. The partner marketing programme has attracted over 5,000 resellers across eight countries, providing sales support and training. This engagement with the IT channel enables Vodafone to sell to small and medium enterprises as well as providing a key platform to support the sales of the built-in 3G broadband connectivity notebooks from our PC partners, including Acer, Dell, HP and Lenovo.

The last few years have seen the growth of MVNOs who buy access to existing networks and re-sell that access to customers under a different brand name and proposition. Where appropriate, Vodafone seeks to enter mutually profitable relationships with MVNO partners as an additional route to market.

Vodafone Global Enterprise
Vodafone’s Global Enterprise unit, previously the multinational corporate business unit, is now entering its third year of operation and continues to build its capability, providing global enterprises with consistent levels of service, support and commercial terms worldwide. Vodafone has enjoyed continued success with these customers and delivered strong growth in this segment.

During the last year, this business unit has developed a number of services and solutions specifically for global enterprises. The device portfolio offers a consistent range of mobile devices at different price points across multiple markets. Mobile Spend Management is an analysis and reporting tool which allows global administrators to track and control their mobile communications spend. The master services agreement has been simplified and is now available across 12 countries.

To ensure the Group is best placed to continually meet the needs of this customer segment, Vodafone has brought full ownership and control for the management of these customers to the business unit.

Handsets
Vodafone pushed 3G into the mass market with the support of one exclusive mobile phone per high value brand supplier: the Nokia 6234, Samsung ZV40, SEMC V630i and Motorola V1100 in the consumer segment and the Palm Treo 750v for the business market. Approximately one third of the Vodafone live! sales volume was driven by devices that are exclusively available through Vodafone.

Vodafone Group Plc Annual Report 2007	17

Back to Contents

Business Overview
continued

The launch of the Vodafone McLaren Mercedes F1 team was supported with three special edition Vodafone McLaren branded phones.

Vodafone is also leading the way into 3G broadband, with six HSDPA handsets launched. 3G Broadband PC connectivity was supported by a full range of data card products and by 3G modules that embed 3G connectivity in the laptops of several leading Original Equipment Manufacturers.

In October 2006, the VF 710, the first own branded 3G consumer phone, was launched in all European markets and since then over half a million units have been sold.

Vodafone has also announced several collaboration and partnership agreements with the objective to consolidate the software platforms for mobile devices around three major platforms – Nokia S60, Microsoft Windows Mobile and a new Linux platform that is anticipated to be developed through the LiMo Foundation with NTT DoCoMo, Motorola, NEC, Panasonic, Samsung and Vodafone as founding members. This strategic programme is expected to deliver long term cost savings and improve the time to market for new service innovations to be integrated on a mobile device.

Marketing and brand
Brand and customer communications
Vodafone has continued to focus on delivering a superior, consistent and differentiated customer experience through its brand and communications activities. The Vodafone operating companies in Romania and Turkey migrated to a single Vodafone brand during the year, and Iceland was the first franchise partner market to move to a single Vodafone brand.

Vodafone’s brand purpose of 'helping our customers make the most of their time' has been embedded in the organisation via the ongoing brand engagement programme which brings the brand to life for Vodafone employees, ensuring that they can do the same for customers. Externally, the brand idea has been introduced to customers through the launch of the ‘Make the Most of Now’ communications campaign in all 18 of Vodafone’s branded markets.

Sponsorships
Vodafone’s global sponsorship strategy has evolved in the past year to better support the changing needs of consumers and the competitive business environment. The majority of global sponsorship investment continues to focus on Formula 1 and football because these sports are best positioned to meet Vodafone’s specific business needs.

In July 2006, Vodafone's three year sponsorship of the UEFA Champions League commenced. This sponsorship enables Vodafone to build a credible association with the world's most popular sport in a manner which is relevant to the business and brand objectives.

In January 2007, Vodafone became the title partner of the Vodafone McLaren Mercedes Formula 1 team. Vodafone will be able to use the partnership to deliver opportunities which will engage customers and project a consistent brand positioning to a global audience.

Globally, Vodafone’s sponsorships build brand awareness, differentiate Vodafone from the competition and deliver revenue, driving opportunities through both business and consumer channels. The Group’s individual operating countries benefit from a variety of marketing propositions which are delivered through all aspects of their marketing mix.

Music continues to play an important role in our business. Many of the local Vodafone operating companies already deliver highly successful music sponsorships.

Customer strategy and management
Vodafone continues to use a customer management system called ‘customer delight’ to measure customer satisfaction in the Group’s controlled markets at a local and global level. This is a proprietary diagnostic system which tracks customer satisfaction across all the points of interaction with Vodafone and identifies the drivers of customer delight and their relative impact. This information is used to identify any areas for improvement and highlight which areas to focus on.

Social products
Vodafone has continued making mobile services more accessible to people with special communication needs and has undertaken significant research to better understand the levels of exclusion relating to use of mobile technology, which is helping to inform relevant areas of the business.

One of the initiatives that has benefited from the social investment fund is M-PESA, an innovative mobile micro-finance service now on trial in Kenya. This service, run in conjunction with a local bank and Vodafone’s Kenyan joint venture, Safaricom, enables customers to move money in and out of accounts, between other customers and to withdraw cash, all using secure mobile messaging. For further information on this see the “Governance –Corporate Responsibility and Environmental Issues” section on pages 75 to 77.

Content standards
Vodafone has continued the rollout of the off-net content filter. The access control programme demonstrates Vodafone's commitment to deliver content responsibly and provides the capability for parents to restrict access to content that may be inappropriate for younger users. Ensuring that the mobile needs of parents and their children are satisfied will remain a priority during the 2008 financial year.

As new media channels evolve, a number of Vodafone initiatives are designed to ensure protection for our customers from inappropriate content, contact and commercialism. These include providing supporting guidelines around the marketing of content to customers, social networking/Web 2.0 services, mobile advertising and the continued development of parental controls requirements to meet new technological requirements.

18	Vodafone Group Plc Annual Report 2007

Back to Contents

Business

Our Technology and Resources

Vodafone’s key technologies and resources encompass the telecommunication licences it holds, the related mobile network infrastructure and the approximately 66,000 people Vodafone employs worldwide. These key technologies and resources enable the Group to operate mobile networks in 21 controlled and jointly controlled markets around the world.

Licences
The Group is dependent on the licences it holds to operate mobile telecommunications services. Further detail on the issue and regulation of licences can be found in “Business – Regulation”. The table below summarises the significant licences held by the Group’s mobile operating subsidiaries and the Group’s joint venture in Italy at 31 March 2007.

Country by	Licence	Licence expiry	Date of commencement
region	type(1)	date	of commercial service

Europe
Germany	2G	December 2009(2)	June 1992
	3G	December 2020	February 2004

Italy	2G	January 2015	December 1995
	3G	December 2021	February 2004

Spain	2G	July 2023(3)	October 1995
	3G	April 2020	February 2004

UK	2G	See note(4)	December 1991
	3G	December 2021	February 2004

Albania	2G	June 2016	August 2001

Greece	2G	September 2012	July 1993
	3G	August 2021	July 2004

Ireland	2G	May 2011(5)	March 1993
	3G	October 2022	May 2003

Malta	2G	September 2010	July 1997
	3G	August 2020	August 2006

Netherlands	2G	March 2013	September 1995
	3G	December 2016	February 2004

Portugal	2G	October 2021	October 1992
	3G	January 2016	February 2004(6)

EMAPA
Australia	2G	See note(7)	September 1993
	3G	October 2017	October 2005

Czech	2G	January 2021	March 2000
Republic	3G	February 2025	See note(8)

Egypt	2G	January 2022(9)	November 1998
	3G	January 2022	May 2007

Hungary	2G	July 2014(10)	November 1999
	3G	December 2019	December 2005

New Zealand	2G	See note(11)	July 1993
	3G	March 2021(11)	August 2005

Romania	2G	December 2011	April 1997
	3G	March 2020	April 2005

Turkey	2G	April 2023	April 1998

Notes:
(1)	All 2G networks are of a GSM/GPRS network type. All 3G networks are of a W-CDMA network type.
(2)	On 15 May 2007, the Group secured a seven year extension of its GSM licence in Germany to
December 2016.
(3)	Date relates to 1800MHz spectrum licence. Vodafone Spain also has a separate 900MHz spectrum licence which expires in February 2020.
(4)	Indefinite licence with a one year notice of revocation.
(5)	Date refers to 900MHz licence. Vodafone Ireland also has a separate 1800MHz spectrum licence which expires in December 2015.
(6)	Portugal launched the Vodafone Mobile Connect 3G/GPRS data card in February 2004 and the launch of 3G voice services took place in May 2005.
(7)	Refers to a 900MHz spectrum rolling five year licence. Various licences are held for 1800MHz licences, which are issued by specific regional regulators. The earliest expires in June 2013 and the latest in March 2015.
(8)	Launch date to be determined.
(9)	Egypt extended its 2G licence for a further nine years in January 2007.
(10)	There is an option to extend this licence for seven years.
(11)	Vodafone New Zealand owns three GSM 900 licences (2x21MHz) and one GSM1800 licence
(2x15MHz). The GSM900 licences expire in November 2011, July 2012 and September 2021.
The GSM1800 licence expires in March 2022.

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

Base stations and node Bs form a critical element of a mobile network and an insufficient number of base stations can result in loss of service for customers. In addition, the correct deployment of the right base stations is instrumental in achieving the network quality and coverage that are crucial to customer satisfaction.

2G
Vodafone operates 2G networks in all its mobile operating subsidiaries, through GSM networks, offering customers services such as voice, text messaging and basic data services. In addition, all of the Group’s controlled networks operate GPRS, often referred to as 2.5G. GPRS allows mobile devices to be used for sending and receiving data over an internet protocol (“IP”) based network, enabling wireless access to data networks like the internet.

The GPRS data service offering includes internet and e-mail access, allowing the customer to be always connected at download speeds slightly below a dial-up modem. Vodafone also offers a great variety of services on its Vodafone live! portal, such as picture and video messaging, download of ringtones, news and many other services.

3G
Vodafone’s 3G networks, operating the W-CDMA standard, provide customers with mobile broadband data access allowing data download speeds of up to 384 kilobits per second (“kbps”), which is up to seven times faster than a dial-up modem. Vodafone has expanded its service offering on 3G networks with high speed internet and e-mail access, video telephony, full track music downloads, mobile TV and other data services, in addition to existing voice and data services.

The Group has secured 3G licences in all jurisdictions in which it operates through its subsidiary undertakings and in which such licences have been awarded to date, as well as in Italy through its joint venture. Vodafone expects to participate in additional 3G licence allocation procedures in other jurisdictions in which it operates where this is commercially viable. No assurances can be given that the Group will be successful in obtaining any 3G licences for which it intends to apply or bid.

Vodafone Group Plc Annual Report 2007	19

Back to Contents

Business Overview
continued

Roll out of the 3G network infrastructure has continued throughout the 2007 financial year across the Group’s mobile operations, including approximately £625 million expenditure on 3G network infrastructure. By the end of March 2007, over 41,000 node B’s were in operation in the Group’s controlled operations and the Group’s joint venture in Italy. In many of the Group’s markets, Vodafone has achieved the leading position on 3G coverage and quality of service.

High Speed Downlink Packet Access (“HSDPA”)
HSDPA is a wireless technology enabling data transmission speeds of up to 3.6 megabits per second in the first phase. It allows increased mobile data traffic, and improves the customer experience through the availability of enhanced mobile broadband services and significantly shorter download times.

In later phases, peak speeds up to 7.2Mbps will be available in hotspots first, with up to 14.4 Mbps achievable with later releases. This is expected to provide customers with faster access speeds than experienced on existing 3G networks. The performance figures quoted are theoretical peak rates deliverable by the technology in ideal radio conditions with no customer contention for resources.

HSDPA is enabled through the deployment of new software in the 3G radio network and expanding the processing capabilities of the node B. Significant performance benefits are achieved by using mechanisms that use the radio interface more effectively and are further adapted to ‘bursty’ packet based data traffic using IP. Vodafone Mobile Connect data cards which support HSDPA are available commercially, and compatible Vodafone live! handsets were launched in the summer of 2006.

HSDPA was launched commercially in many of the major mobile markets of the Group during the 2007 financial year. All markets are considering upgrades to serve higher bandwidths for customers as each market situation justifies.

While HSDPA focuses on downlink (network to mobile), Vodafone is also improving the data speeds in the uplink (mobile to network) to achieve speeds of up to 384kbps. HSUPA (High Speed Uplink Packet Access) is expected to further enhance the uplink speed beyond 1 megabit per second.

Employees
Vodafone employs approximately 66,000 people worldwide, with a goal to recruit, develop and retain the most talented, motivated people that are well aligned with the Vodafone brand essence. The Company aims to do this by providing a productive, safe working environment, treating people with respect and offering attractive performance based incentives and opportunities. Training and development programmes help employees to develop their skills and experience and to reach their full potential, benefiting themselves and the Company.

Employee involvement
The Board’s aim is to ensure that employees understand the Group’s strategic goals and the mutual obligations of working in a high performing, values-based organisation.

Vodafone’s values continue to provide a common way of behaving and are implicit in all that the Group does for and with its shareholders, customers and employees. During the year, Vodafone has built further on its employee engagement initiative through embedding the Vodafone brand, ‘Red, Rock Solid, Restless,’ into the business through all of its people practices. This has been supported by the development of a Vodafone People Strategy that provides a common goal for the experience all employees receive when joining and working for Vodafone.

The employer brand programme continues to deliver the desired change in culture of the Group to one that inspires the behaviour of employees in their interactions with customers and other stakeholders. Employee engagement with the brand is measured through a survey tool, with October 2006 results demonstrating 79% awareness of the brand’s importance to Vodafone’s success.

The Board places a high priority on effective employee communications to create a dialogue with the Group’s employees. In addition to the more traditional channels, the Group increasingly uses its own products and services, such as SMS and audio based messaging, and this year has seen the use of Vodafone TV for broader communications, including financial results and product launch communications to employees, with very positive feedback.

The Chief Executive and other members of the executive management team continue to host the “Talkabout” programme, which aims to visit each of the Group’s local operating companies every year. In the “Talkabout” sessions, the executive team use the opportunity to discuss the Group’s strategic goals with as wide an audience of Vodafone employees as possible, listening to their views and talking about the issues that matter most to them, as well as exchanging ideas about how Vodafone can serve its customers.

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

In October 2007, Vodafone plans to carry out its third global all employee opinion survey. In addition, the Group now conducts half yearly interim surveys on a representative sample of employees across its organisation to continue to track employee engagement on a more regular basis.

In 2006, the Group conducted two interim surveys in April and October covering all operating companies. The results showed that employees continue to be highly engaged with Vodafone. In particular, the results showed that employees now have a greater understanding of what is expected of them and receive better coaching support to improve their performance. Again, the overwhelming majority of employees are proud to work for Vodafone, understand the importance of Vodafone’s values, know the results expected of them in their jobs and have a good understanding of Vodafone’s strategic goals and priorities.

Vodafone is focused on continually improving and, as a result, continues to focus on some previously identified areas that need to be addressed through co-ordinated global and local action:

•	To improve the Group’s understanding of the underlying customer focus issues in each market and identify improvements in the service offered. Meeting customers’ requirements remains at the heart of the business and will continue to differentiate Vodafone from our competition; and

•	To continue to develop practical global frameworks and guidelines to help employees effectively manage change within the business.

20	Vodafone Group Plc Annual Report 2007

Back to Contents

Business

In addition, Vodafone has added another specific area of focus this year:

•	To create an environment where people are attracted to work for Vodafone and are truly engaged to grow and deliver their best efforts. This goal is supported by the rollout of the Vodafone People Strategy. During the 2008 financial year the Vodafone People Strategy will be communicated to all employees, with the ultimate goal that employee engagement levels will be in the top quartile in every market in which the Group operates.

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

Equal opportunities
Vodafone does not condone unfair treatment of any kind and operates an equal opportunities policy for all aspects of employment and advancement, regardless of race, nationality, sex, age, marital status, disability or religious or political belief. In practice, this means that the Group is able to select the best people available for positions on the basis of merit and capability, making the most effective use of the talents and experience of people in the business and providing them with the opportunity to develop and realise their potential.

The disabled
Vodafone is conscious of the difficulties experienced by people with disabilities. Every effort is made to ensure ready access to the Group’s facilities and services and a range of products has been developed for people with special needs. In addition, disabled people are assured of full and fair consideration for all vacancies for which they offer themselves as suitable candidates and efforts are made to meet their special needs, particularly in relation to access and mobility. Where possible, modifications to workplaces are made to provide access and, therefore, job opportunities for the disabled. Every effort is made to continue the employment of people who become disabled via the provision of additional facilities, job design and the provision of appropriate training.

Health, safety and wellbeing
The health, safety and wellbeing of the Group’s customers, employees and others who could be affected by its activities are of paramount importance to Vodafone and the Group applies rigorous standards to all its operations.

The health and safety management in each operating company is audited annually and the results are submitted in a report for discussion by the Board. The Group’s annual global health and safety audit has been recently upgraded in line with the new health and safety management system. This online system provides improved detailed assessment and management reporting. The system, which includes global policies, standards and best practice samples, provides easy to access guidance and supports governance requirements, particularly for Vodafone businesses in developing markets.

The Vodafone People Strategy includes health, safety and wellbeing as a central part, with employee wellbeing a major focus as the business moves forward. The 2008 financial year will see Vodafone health, safety and wellbeing professionals focusing on three key initiatives to support this strategy: implementation of employee wellbeing initiatives, emphasis on communication and implementation of updated mobile phone and driving policy requirements and the continued development of group standards for the selection and evaluation of appropriately trained and qualified contractors and service providers.

Supply chain management
Handsets, network equipment, marketing and IT services account for the majority of Vodafone’s purchases, with the bulk of these purchases from global suppliers. The Group’s Global Supply Chain Management (“GSCM”) team is responsible for managing most of the Group’s relationships with these suppliers.

The ongoing transformation of the supply chain organisation under one leadership and global material strategies has enabled savings across all operating companies. This is supported by a uniform savings methodology applied across all operating companies. Enablers such as eAuctions and seamless B2B applications form a vital part in leveraging the Group’s scale further.

Vodafone’s eSourcing programme continues to drive and create significant benefits for the entire organisation. Amongst its successes in the 2007 financial year, the programme has established world class benchmark prices in hardware procurement.

GSCM continues to implement best practices across the Group’s mobile operations with the aim of harmonising business processes, which will bring the benefits of further reducing procurement costs and reducing time to market.

Global suppliers are required to comply with the Group’s Code of Ethical Purchasing which sets out the labour and environmental standards the Group expects suppliers to meet. The Code is based on the Group’s values and international standards, including the Universal Declaration of Human Rights and the International Labour Organisation Conventions on Labour Standards. GSCM has implemented a consistent supplier performance management process that ensures that key suppliers are evaluated across six areas, covering aspects of financial stability, technological and commercial criteria, delivery and quality management requirements and corporate responsibility.

Consistent with GSCM’s pro-active approach to strategic sourcing, Vodafone launched the China Sourcing Centre based in Beijing in March 2007, which will act as the GSCM competency centre for low cost sourcing and emerging suppliers.

It is the Group’s policy to agree terms of transactions, including payment terms, with suppliers and it is the Group’s normal practice that payment is made accordingly. The number of days outstanding between receipt of invoices and date of payment, calculated by reference to the amount owed to suppliers at the year end as a proportion of the amounts invoiced by suppliers during the year, was 34 days (2006: 36 days) in aggregate for the Group.

Research and Development (“R&D”)
The Group R&D function comprises an international and multicultural team for applied research in mobile and internet communications and their applications. The majority of the work of the Group’s R&D function is undertaken through the Group’s research centres, located in Newbury, Maastricht, Munich, California and Madrid, and in an associate centre in Paris belonging to Vodafone’s associated undertaking in France, SFR. In the 2007 financial year, the R&D centre in Milan was re-absorbed into the Italian operation and ceased to engage in research and development for the Group.

Governance is provided by the Group R&D Board, which is chaired by the Group R&D Director and consists of the chief technology officers from six of the operating subsidiaries in Europe, the heads of Business Strategy and Global Terminals and a representative from EMAPA.

Vodafone Group Plc Annual Report 2007	21

Back to Contents

Business Overview
continued

Group R&D works beyond the traditional established markets of Vodafone in search of technology based business opportunities. It delivers a systematic programme of demand inspired research and development in wireless and internet communications that is positioned between basic research and commercial product development. It directs Vodafone’s work with technical standards bodies and its intellectual property activities.

Typically, Group R&D works on developments that are expected to be introduced into the business in three to five years’ time. This horizon covers some significant business developments that can already be anticipated –for example, the transition of traditional telecommunications protocols to the internet protocol, the emergence of the internet as a personal communications platform and the introduction of wireless technology beyond our current generation – including disruptive radio technologies for mobilising the internet.

The emphasis of the Group R&D work programme is on providing technology analysis and a vision that can contribute directly to business decisions, enabling new applications of mobile communications, using new technology for new services and research for improving operational efficiency and quality of the Group’s networks. This is done by pioneering the adoption of new technologies, business opportunities and innovations through technology analysis, trials, invention and prototypes; by making Vodafone aware of market opportunities or threats posed by new technologies and business models, and helping the Company to exploit or resist them; by providing technology leadership by working with the industry to define and standardise the technology Vodafone uses; and by securing intellectual property and greater technology ownership for the Company.

The work of Group R&D is delivered through a portfolio of programmes and cross industry activities with a substantial number of trials, demonstrations and prototypes. All work is set in a business and social context. There is growing emphasis on work that secures intellectual property rights or can otherwise lead to Vodafone having stronger influence on the technology it will deploy in the future. In addition, Group R&D provides leadership for funding research into health and safety aspects of mobile communications and technical leadership for the Group’s spectrum strategy.

The main themes currently being researched are mobile technologies beyond the current generation, the internet as a communications platform, mobile TV and media and service enabler technology like near field communications. A number of significant wireless technology trials are underway and several internet based services have been prototyped and demonstrated within the Vodafone community. Application of mobile communications to intelligent transport systems and the digital home are also being researched.

Much of the work of Group R&D is done in collaboration with others, both within the Group and externally. The Group has established R&D collaboration with all of its traditional suppliers and is now extending this to other companies in the communications, media and internet industries. There is a programme of work with academic institutions, which includes student placements in Vodafone laboratories during summer vacations, and the Group is developing new ways in which to use the internet as a platform for research and innovation – at the forefront of this is Vodafone ßetavine, a research space on the internet. There is also a programme to capture innovation from start-up companies, particularly those based in Silicon Valley, USA, and many of those companies were introduced to the Vodafone Executive Committee and operating company CEOs at a specially hosted event in September 2006. Group R&D also continues to develop relationships with a number of universities. These relationships include sponsoring research students, collaboration in European research activities, funding specialised research centres and working with Vodafone funded chairs and research publications. This year, Group R&D again hosted an academic conference where it brought together its academic partners to consolidate its academic research programme.

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

How We Developed

The Company was incorporated under English law in 1984 and through a series of business transactions, including the merger with AirTouch Communications, Inc. in 1999 and the acquisition of Mannesmann AG in 2000, has become a world leader in providing voice and data communications for both consumer and enterprise customers.

The Group has continued to execute on its strategy of actively managing its portfolio to maximise returns, with recent acquisitions in the high growth markets of Romania, the Czech Republic, Turkey and India.

Vodafone began in July 1984 when it was incorporated as Racal Strategic Radio Limited (registered number 1833679). After various name changes, 20% of Racal Telecom Plc capital was offered to the public in October 1988. The Company was fully demerged from Racal Electronics Plc and became an independent company in September 1991, at which time it changed its name to Vodafone Group Plc.

Between 1991 and 2004 the Group entered into various transactions which consolidated the Group’s position in the United Kingdom and enhanced its international presence. The most significant of these transactions were as follows:

•	The merger with AirTouch Communications, Inc. (“AirTouch”), which completed on 30 June 1999. The Company changed its name to Vodafone AirTouch Plc in June 1999. The company reverted to its former name, Vodafone Group Plc, on 28 July 2000.

•	The acquisition of Mannesmann AG (“Mannesmann”), which completed on 12 April 2000. Through this transaction the Group acquired subsidiaries in two of Europe’s most important markets, Germany and Italy, and increased the Group’s indirect holding in SFR, a French mobile telecommunications operator.

•	Over a period from June 1999 to October 2001 the Group acquired an effective interest of 69.76% in J-Phone Co. Limited. During the 2004 financial year, after various name changes and business transactions, the Group held a 69.7% interest in Vodafone K.K. and a 66.7% interest in Vodafone Holdings K.K.

22	Vodafone Group Plc Annual Report 2007

Back to Contents

Business

Summary of transactions since 31 March 2004
•	25 May 2004 – Japan: Increased effective stake in Vodafone K.K. to 98.2% and stake in Vodafone Holdings K.K. to 96.1% for £2.4 billion.

•	1 October 2004 – Japan: Merger of Vodafone K.K. and Vodafone Holdings K.K. completed. The Group’s stake in the merged company was 97.7%.

•	12 January 2005 – Hungary: Vodafone Hungary became a wholly owned subsidiary of the Group following various transactions throughout the 2005 financial year.

•	26 January 2005 – Egypt: Disposed of 16.9% of Vodafone Egypt reducing the Group’s effective interest to 50.1%.

•	11 May 2005 – France: The Group’s effective shareholding in Neuf Cegetel became 12.4% after a transaction completed by the Group’s associated undertaking SFR.

•	31 May 2005 – Czech Republic and Romania: 79.0% of the share capital of MobiFon S.A. (“MobiFon”) in Romania, and 99.9% of the share capital of Oskar Mobil a.s. (“Oskar”) in the Czech Republic were acquired for $3.5 billion (£1.9 billion). In addition, the Group assumed approximately $1.0 billion (£0.6 billion) of net debt.

•	18 November 2005 – India: Acquired a 5.61% interest in Bharti and on 22 December 2005 acquired a further 4.39% interest in Bharti. Total consideration for the combined 10.0% stake was Rs. 67 billion (£858 million).

•	5 January 2006 – Sweden: Sold Vodafone Sweden for €970 million (£660 million).

•	20 April 2006 – South Africa: Increased stake in Vodacom Group (Pty) Limited (“Vodacom”) by 15.0% to 50.0% for a consideration of ZAR15.8 billion (£1.5 billion).

•	27 April 2006 – Japan: Disposed of 97.7% stake in Vodafone Japan for ¥1.42 trillion (£6.9 billion) including the repayment of intercompany debt of ¥0.16 (£0.8 billion) to SoftBank. The Group also received non-cash consideration with a fair value of approximately ¥0.23 trillion (£1.1 billion), comprised of preferred equity and a subordinated loan. SoftBank also assumed debt of approximately ¥0.13 trillion (£0.6 billion).
•	24 May 2006 – Turkey: Telsim Mobil Telekomunikasyon (“Telsim”) was acquired for $4.67 billion (£2.6 billion).

•	29 June 2006 – Greece: Since Vodafone Greece announced a public offer for all remaining shares not held by the Group on 1 December 2003, the Group increased its effective interest in Vodafone Greece to 99.8% at 31 March 2006. Between 1 and 29 June 2006, the Group acquired a further 0.1% interest in Vodafone Greece through private transactions at a price equal to the price paid in the public offer, leading to an interest of 99.9%.

•	3 November 2006 – Belgium: Disposed of 25% interest in Belgacom Mobile SA for €2.0 billion (£1.3 billion).

•	25 November 2006 – Netherlands: Group’s shareholdings increased to 100.0% following a compulsory acquisition of outstanding shares.

•	3 December 2006 – Egypt: Acquired an additional 4.8% stake in Vodafone Egypt bringing the Group’s interest to 54.9%.

•	20 December 2006 – Switzerland: Disposed of 25% interest in Swisscom Mobile AG for CHF4.25 billion (£1.8 billion).

•	8 May 2007 – India: Acquired companies with interests in Hutchison Essar for $10.9 billion (£5.5 billion), following which the Group controls Hutchison Essar (see note 35 to the Consolidated Financial Statements).

•	9 May 2007 – India: A Bharti group company irrevocably agreed to purchase the Group’s 5.60% direct shareholding in Bharti Airtel (see note 35 to the Consolidated Financial Statements).

Vodafone Group Plc Annual Report 2007	23

Back to Contents

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

European Union
Although all Member States of the EU (“Member States”) have now implemented the EU Regulatory Framework for the communications sector (“the EU Framework”), which was adopted in 2002, there remain both ongoing and new infringement proceedings against a number of Member States for late or inadequate implementation.

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

The EU Framework seeks to align the techniques for defining where sector specific regulation may be applied, and the threshold for when such regulation can be applied, with those already employed in EU competition law. It is also intended to ensure consistency of approach amongst NRAs within the Member States. All NRAs are required to take utmost account of a list of markets which are specified by the European Commission (the “Commission”) in a Recommendation when deciding which markets to investigate. The first such Recommendation was published by the Commission in February 2003 and includes markets at a wholesale level for ‘voice call termination on individual mobile networks’ (the “call termination market”), the ‘wholesale national market for international roaming’ (the “roaming market”) and the wholesale market for ‘access and call origination’ (the “access market”) on public mobile networks (together the “relevant markets”). NRAs may, with the Commission’s consent, also propose markets not included in the Recommendation.

The Commission is currently reviewing the Framework and the Recommendation (“the review”) and a revised list of markets is expected to come into force during 2007. This review may lead to an increase or a decrease in the number and scope of markets subject to sector specific regulation. Changes to the Recommendation are expected to become effective in late 2007 or early 2008, while any changes to the EU Framework would become effective following their transposition into national law from around 2010 onwards. The Commission currently proposes changes to the way spectrum is managed in Europe to increase flexibility, a change to the institutional framework aimed at greater consistency and harmonisation and the inclusion of functional separation as a possible regulatory remedy. The impact of the review will depend on the changes actually adopted by the EU, the manner in which revised directives are subsequently implemented in Member States and how the revised regulatory framework will be applied by the respective NRAs.

Under the EU Framework, regulation can only be applied to undertakings with significant market power (“SMP”), either individually or collectively, in the relevant markets, subject to the Commission’s consent. SMP under the EU Framework accords with the concept of “dominance” under existing EU competition law. For individual dominance, this generally implies a market share of at least 40%, although other factors may also be taken into consideration. The Commission published SMP Guidelines in July 2002, which set out principles for use by NRAs in the analysis of markets to determine if undertakings have SMP under the EU Framework.

Spectrum
In February 2007, the Commission published a Communication on its plans to introduce greater flexibility in the use of spectrum in selected bands, including 2G and 3G bands, through the use of Decisions agreed with the Radio Spectrum Committee (an EU level committee comprising the Commission and Member States). These reforms are expected to take place in advance of the review, which is proposing full service and technology neutrality as the general principle in spectrum management, spectrum trading and greater coordination among Member States. The first proposed measure is a replacement of the GSM Directive by a decision to allow the deployment of UMTS services using 900 MHz and 1800 MHz spectrum.

The Commission and the RSPG (“Radio Spectrum Policy Group”) are analysing the various options for the use of the spectrum that will be released after the analogue broadcasting switch-off, the so called “digital dividend”. The Commission has sent a mandate to the European Conference of Postal and Telecommunications Administrations (“CEPT”) to verify the technical feasibility of using part of the digital dividend for mobile services.

International Roaming
In February 2006, the Commission proposed new legislation by way of a regulation (the “roaming regulation”) under Article 95 of the EU Treaty (which would have immediate effect) to reduce what it considers to be excessive prices charged by mobile network operators for international roaming services. These proposals have been amended and adopted by the European Parliament and by the European Council on 7 June 2007 and will come into force on 30 June 2007. The regulation requires mobile operators to offer, within 1 month of the regulation coming into force, a ‘Euro-tariff’ under which the cost of making calls within the EU is capped at 49 eurocents per minute and the cost of receiving calls within the EU is capped at 24 eurocents per minute. Customers who have not otherwise already opted for another roaming tariff (such as Vodafone Passport) must be automatically opted onto the Euro-tariff within three months of the regulation coming into force. The regulation also requires that wholesale roaming charges within the EU are capped at an average rate of 30 eurocents per minute within 2 months of the regulation coming into force and that operators provide certain tariff transparency services to customers when they roam. The level of the retail and wholesale caps will fall further 12 and 24 months following the application of the regulation. The roaming regulation will terminate after 3 years.

Anti-trust proceedings in relation to international roaming continue. In July 2004, the Commission issued a statement of objections, a document detailing its proposed findings following its investigation into the UK market for wholesale international roaming and, in January 2005, the Commission issued a statement of objections following its investigation of the German market. In both cases the statement of objections was addressed to both the national mobile operating subsidiaries and to the Company and, in both

24	Vodafone Group Plc Annual Report 2007

Back to Contents

Business

cases, Vodafone has responded in writing and in oral proceedings to both statements of objections, as subsequently amended.

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

Separately, the roaming market is one of the relevant markets in the Recommendation. In view of the proposed roaming regulation the Commission has proposed that this market be removed from the list during the review.

Regulation in Vodafone’s Markets

Europe
Germany
Vodafone Germany has been found to have SMP in the call termination market and the NRA has set Vodafone’s termination rate at 8.79 eurocents per minute. In April 2007, an administrative court ruled that the NRA decision is invalid insofar as it provides for ex ante regulation as a consequence of the SMP decision. This decision is under appeal.

The NRA has recently notified to the European Commission its findings that no operator had SMP in the access market.

The NRA has concluded that it will harmonise the expiry of all 2G licences in 2016 and on 15 May 2007 extended Vodafone’s licence accordingly. The NRA is also consulting on proposals to licence spectrum at 2.6 GHz (“the 3G extension band”) and unused spectrum at 1.8 GHz and 2 GHz (“core 3G band”) during 2008.

In May 2007, the Commission issued a reasoned opinion, which was the second stage of infringement proceedings against Germany. This opinion alleged that new provisions in German law could grant Deutsche Telekom an exemption from regulation, in spite of a finding that it had a dominant position in the fixed broadband market.

Italy
The NRA has concluded that all mobile network operators have SMP in the call termination market and has imposed obligations on Vodafone Italy, including price controls, and the NRA foresees further reductions on both 1 July 2007 and 1 July 2008 of 13% below the retail price index from the rate of 11.20 eurocents currently charged. The NRA has also decided to impose a cost orientation obligation to a competitor, Hutchison Italy, but is still considering at what level and over what time period.

The NRA concluded its review of the access market in February 2006 and found that no operator had SMP but has said it will keep the market under review and has indicated that it will commence a further market review. In addition, the NRA sought to find SMP in the market for wholesale access to premium rate and non-geographic services but subsequently withdrew this proposal. In March 2005, the National Competition Authority (“NCA”) in Italy conducted unannounced inspections of the offices of mobile network operators in Italy, including Vodafone Italy, seeking evidence of collusion following complaints by resellers and potential MVNOs about alleged anticompetitive conduct. Vodafone Italy submitted undertakings to the NCA in 2007 which have been accepted by the NCA, resolving the issues for Vodafone without further action. The proceeding is still continuing against TIM and Wind and a final decision is expected before August 2007.

A new law announced in January 2007 has prohibited the application of fees or other charges in addition to airtime for prepaid services and has also introduced transparency measures to enable consumers to terminate subscription contracts without penalties.

Spain
In 2006, the Spanish NRA found all mobile network operators to have SMP in the call termination market and imposed obligations including non discrimination, cost orientation and accounting separation on Vodafone Spain. Vodafone Spain expects to reduce rates from 10.48 eurocents to 7 eurocents in six monthly reductions up to April 2009.

In February 2006, the NRA found that all three mobile network operators held a position of joint SMP in the access markets. This decision was reviewed by the European Commission and the NRA was allowed to proceed. The NRA has the power to impose wholesale network access terms facilitating the entry of firms including MVNOs, although it has not done so to date. Vodafone has appealed against the decision of the NRA to find Vodafone as holding SMP in the Spanish courts and has appealed the decision of the European Commission to allow the NRA to proceed to the Court of First Instance at Luxembourg.

United Kingdom
The NRA found that all mobile network operators have SMP in the call termination market in respect of calls conveyed over both 2G and 3G networks. Vodafone’s average termination rate is set at 5.7p per minute for the financial year ending 31 March 2008. Rates then decline by 3.2% below the retail price index in the 2009 financial year and 2.5% below the retail price index in the 2010 and 2011 financial years. The NRA is considering a modification to the charge controls on mobile termination rates to remove the effect of number portability on effective termination rates.

The NRA is currently investigating a complaint from BT plc about the level of Vodafone’s termination rates from September 2004.

The NRA is assessing whether to liberalise the use of 2G spectrum. The NRA is proposing to auction the so called 3G extension bands during 2008 and to auction the spectrum released by digital switchover in the second half of 2008.

Albania
In March 2006, the NRA issued for consultation to the operators its analysis of the mobile market in Albania, where the NRA proposed to designate the mobile network operators, including Vodafone Albania, as having SMP in two markets: the call termination market and “the market of mobile services to end users”. As a result, the NRA proposes obligations of transparency, non-discrimination and access obligations. The NRA may also impose retail price controls.

Vodafone Albania has submitted its comments and objections on the NRA’s market analysis. In April 2007, the NRA decided to extend Vodafone Albania’s SMP status to October 2007. Vodafone Albania is evaluating the decision. In addition, the Competition Authority commenced an investigation and has reached the preliminary conclusion that during the period from 2000 to 2005 Vodafone Albania was dominant in the mobile market and abused the dominant position by charging unfair and/or excessive prices. Vodafone Albania will respond in a hearing set for June 2007. In the event the decision is confirmed, Vodafone Albania faces the risk of a fine.

Greece
The NRA has found all firms to have SMP in the call termination market. Vodafone Greece will reduce its rate from 11.74 eurocents to 10.71 eurocents in June 2007.

In March 2006, the three largest mobile network operators were found by the NRA to have colluded in the setting of retail SMS prices and were fined

Vodafone Group Plc Annual Report 2007	25

Back to Contents

Regulation
continued

€1 million each. Vodafone Greece has filed an administrative appeal and a hearing has been held.

In January 2007, Vodafone Greece was fined €76 million by the Administrative Authority for Secrecy of Communications (“ADAE”) having been made aware of a security issue in its network. Software foreign to the network and capable of intercepting calls had been installed without Vodafone’s knowledge in the network software created, supported and maintained by an external supplier. The foreign software was removed without delay and the Greek authorities were promptly informed. Vodafone Greece has paid the fine but is appealing against the decision. Due to the interception incident, the NRA has required Vodafone Greece to give its views on any breach of the Greek electronic communications legislation, including breach of privacy and secrecy of communication.

Ireland
In its review of the call termination market, the NRA has found that all mobile network operators have SMP. The NRA has imposed obligations of cost orientation and non-discrimination on all operators and obligations of accounting separation and transparency on Vodafone and O2. Vodafone Ireland has agreed to reduce its rates by 11% below the retail price index per annum for the 24 months commencing January 2006.

The NRA is conducting a second review of the access market. The previous joint SMP designation of Vodafone and O2 was annulled on appeal.

The fixed incumbent, eircom, which also owns Meteor, Ireland’s third largest mobile operator, was awarded the fourth 3G licence in March 2007.

Malta
In the call termination market, the NRA has found both mobile network operators as having SMP and has imposed obligations on Vodafone Malta of cost orientation, non-discrimination, accounting separation and transparency. Vodafone Malta reduced its mobile termination rates from 4.65 Maltese cents per minute in January 2006 to 4.39 Maltese cents and will further reduce the rates to 4.13 Maltese cents in January 2008. The NRA has found Vodafone and Go Mobile, the two Maltese mobile network operators, as having joint SMP in the access market and proposes to impose an obligation to offer cost based access to MVNOs.

The Netherlands
The NRA had proposed that all operators have SMP and proposed remedies of cost orientation, non-discrimination and transparency. The NRA’s proposal was appealed and its proposal was rejected by the court. The NRA is currently rerunning its review of the call termination market and proposes that Vodafone Netherlands reduce its rates to €0.07 by 1 July 2009 from €0.11 currently with the cuts phased over two years from 1 July 2007.

In March 2007, the Government decided to extend the 2G 900 MHz licences which expire in 2010. The Vodafone Netherlands licence will be extended for three years at a total price of €36.5 million, to be paid in yearly instalments from March 2010.

The deadline to comply with 3G licence coverage obligations has been postponed from January 2007 to September 2007. A consultation is expected before then on the interpretation of the roll-out obligations.

The Ministry is consulting on proposals to licence 3G extension band spectrum at 2.6 GHz.

Portugal
Following its review of the call termination market, the NRA found all three mobile network operators as having SMP and has imposed obligations on Vodafone Portugal including cost orientation, non-discrimination, accounting separation and transparency. In October 2006, Vodafone Portugal reduced its mobile termination rates in the final step of the regulated glidepath to 11 eurocents.

The NRA’s analysis of the access market is expected to take place in 2007.

Vodafone Portugal has had its 2G licence renewed for a period of 15 years from October 2006 with terms which remain essentially unchanged from those which previously applied.

In October 2006, the NRA approved a change to the terms of Vodafone Portugal’s licence to allow the provision of the Vodafone Casa service.

EMAPA
Australia
Vodafone Australia’s appeal of the NCA’s decision requiring Vodafone Australia’s mobile termination rates to fall from 21 Australian cents per minute to 12 Australian cents per minute for the period 2005 to 2007 was rejected by the Australian Competition Tribunal. The NRA is now in the process of setting rates for the period July 2007 to June 2009.

Czech Republic
In February 2005, Vodafone Czech Republic was awarded a 3G licence. The EU investigated a complaint but concluded in December 2006 that the award did not breach EU competition law.

In its review of the call termination market, the NRA has proposed that all mobile network operators have SMP and has imposed obligations of cost orientation, non-discrimination, accounting separation and transparency. Vodafone Czech Republic complied with a requirement to reduce its call termination rates from July 2006 by 4% from CZK 3.11 per minute to CZK 2.99 per minute. In its review of the access market, the NRA found that no mobile network operator had SMP.

Egypt
In July 2006, the Government awarded a third mobile licence to Etisalat, which enables both 2G and 3G services, and awarded a 3G mobile licence to Vodafone Egypt in January 2007. Mobile number portability and national roaming are expected to be implemented in Egypt in 2007 and are the subject of continuing discussions with the NRA.

Fiji
During 2006, the Fijian Government proceeded with proposals to remove exclusive rights and began a process of consultation with Vodafone Fiji regarding potential compensation for the loss of exclusivity. In December 2006, the Government was removed and the interim Government is considering how best to proceed with telecommunications reform.

Hungary
In its second review of the call termination market, the NRA has proposed that all mobile network operators have SMP and has imposed obligations of cost orientation, non-discrimination, accounting separation and transparency. Vodafone Hungary had appealed similar findings following the first review. In May 2005, Vodafone Hungary complied with a requirement following the first review to reduce its call termination rates by 16%. Subsequently the NRA has required Vodafone to reduce its rates in a series of steps to 16.84 HUF by 1 January 2009. Vodafone Hungary has appealed these decisions.

India
In April 2007, the Department of Telecommunications (“DoT”) completed the tender process to issue subsidies from the universal service fund for provision of infrastructure and mobile services in specified rural and remote areas.

In April 2007, the NRA also submitted Recommendations on Infrastructure Sharing to the DoT, which recommended that licensees be permitted to commercially agree “active” infrastructure sharing arrangements. This would include Node Bs, Radio Access Networks, and backhaul between Base Transceiver Stations and the Base Station Controller, but not spectrum. The DoT is considering the NRA’s Recommendations.

26	Vodafone Group Plc Annual Report 2007

Back to Contents

Business

From 1 April 2007, a new Access Deficit Charge (“ADC”) regime became effective, which will result in a 38% reduction of the total ADC paid by operators in the 2008 financial year. It is proposed that the ADC be removed by the 2009 financial year.

In February 2007, the NRA set price controls on national roaming retail tariffs, which will result in up to 56% reduction of tariffs. In December 2006, the DoT rejected the NRA’s recommendation that mobile number portability should be implemented.

The DoT is expected to announce its plans to allocate and license 3G and WiMAX spectrum in 2007.

Kenya
In May 2007, a Communications Amendment Bill was submitted to Parliament which if passed would result in significant changes to the regulatory environment.

In February 2007, the NRA reduced Safaricom’s and Celtel’s mobile call termination rates from Ksh 8.12 per minute to Ksh 6.28 per minute from 1 March 2007. This followed a previous reduction of Safaricom’s mobile call termination rate from Ksh 10 per minute in October 2006. The NRA undertook to carry out a review at the end of 2007 before introducing new interconnection rates for January 2008. The NRA also imposed a Ksh 30 per minute retail price cap that will be imposed on mobile off-net voice calls from 1 July 2007.

In September 2006, Safaricom obtained a one year 3G trial licence.

New Zealand
The NRA released a report proposing regulation of mobile termination rates for fixed to mobile calls, including a rate reduction of 44% from 27 New Zealand cents per minute to 15 New Zealand cents per minute and reducing further to 12 New Zealand cents per minute by the 2011 financial year. These proposals were submitted to the Minister for approval, who requested the NRA to reconsider them. The NRA did so and published a further position in which its key findings remain essentially unchanged. These were resubmitted to the Minister for reconsideration in the context of new offers by the two mobile operators to reduce mobile termination rates voluntarily and, where relevant, to pass through savings from reduced rates to end users of fixed to mobile calling. The Minister decided to reject the NRA decision in favour of the industry solution. The NRA is also investigating regulation of national roaming and co-location and Vodafone has tabled an undertaking for these services. Following feedback from the NRA, Vodafone has tabled a revised undertaking which will be taken into account by the NRA in producing its draft report.

During 2006, Vodafone New Zealand was successful in obtaining a determination from the NRA in support of local interconnection services with the fixed incumbent, Telecom New Zealand. Local and mobile number portability was introduced on 1 April 2007.

The Government has determined the process for the renewal of 900 MHz 2G licences which expire in the 2012 financial year, ensuring that a quarter of the spectrum passes into the hands of a new entrant. Although currently used for 2G services this spectrum may be used for the provision of UMTS services. The price to Vodafone for renewal of the remaining spectrum is yet to be determined.

During 2006, the Government intervened to regulate local loop unbundling and the operational separation of Telecom New Zealand.

Poland
The NRA, in its review of the call termination market, has found that all mobile network operators (including Vodafone’s joint venture, Polkomtel) have SMP and it has imposed obligations of cost orientation, transparency and non-discrimination. In April 2007, the NRA issued a decision in which it proposes to require Polkomtel to reduce its termination rate to 0.40 PLN in

May 2007 and to further reduce it in three annual steps to 0.2162 PLN by May 2010.

Romania
The NRA in Romania is implementing market reviews as required by the EU Framework following Romania’s entry to the EU in January 2007.

In its review of the call termination market, the NRA has proposed that all mobile network operators have SMP and has imposed obligations of cost orientation, non-discrimination and accounting separation. In September 2006, the NRA reduced termination rates to 7.21 eurocents. In January 2008, rates are to reduce to 6.40 eurocents and in January 2009 to 5.03 eurocents. Vodafone Romania has appealed this decision.

Regulations mandating the introduction of number portability were adopted in March 2007.

The Romanian Competition Authority is investigating the termination rates charged by Vodafone Romania to international carriers. If Vodafone Romania is found to have infringed the competition law, it could be subject to a fine.

South Africa
The Electronic Communications Act became effective in July 2006, replacing previous telecommunications and broadcasting legislation. The Act introduces a new licence regime, which all existing licences are required to be converted prior to July 2007 but, to date, the NRA has not issued the process by which this would occur.

An Information Communication Technologies Black Economic Empowerment Sector Code (the “Sector Code”) is expected to be finalised in 2007. The Sector Code will set targets to evaluate a company’s contribution to Broad-Based Black Economic Empowerment, under which is the Government policy to increase economic empowerment of historically disadvantaged individuals in South Africa.

Separately, in January 2007, the NRA issued proposals to declare Vodacom, MTN and Cell C as having SMP in the wholesale mobile call termination market and the imposition of regulation, including LRIC-based (Long Run Average Incremental Cost) price controls, on Vodacom and MTN. A final decision is expected before the end of 2007.

In May 2006, the Government submitted the Regulation of Interception of Communications and Provision of Communication-related Information Amendment Bill (“Bill”) to Parliament. The Bill requires mobile operators to register all existing pre-pay subscribers within 12 months and that all subscribers not registered by this date must be disconnected. Vodacom and other mobile operators have been engaged with the Government, law enforcement agencies and Parliament to extend the registration period and agree the information to be registered. The Bill is expected to be finalised by July 2007.

Mobile number portability was implemented in November 2006.

Turkey
The Turkish Government is considering enacting a new Communications Law as part of a broader harmonisation of domestic law and regulation with the EU Framework.

The NRA determined as of January 2006 that all three operators were dominant in relation to mobile termination on their own networks. In June and July 2006, the NRA determined historic interconnection disputes between Telsim and Turk Telecom and Telsim and Avea. The NRA also announced on 2 June 2006 forward-looking interconnection “reference rates”, which it proposes as a reference point for resolving any further interconnection disputes between operators. These rates were YTL 0.152 for Vodafone Turkey, YTL 0.14 for Turkcell and YTL 0.175 for Avea. Vodafone Turkey has appealed these decisions and has agreed rates with Turkcell for

Vodafone Group Plc Annual Report 2007	27

Back to Contents

Regulation
continued

three years which are significantly higher than the NRA’s proposals. For Vodafone Turkey, rates of YTL 0.1737 for the 2007 financial year, YTL 0.165 for the 2008 financial year and YTL 0.16 for the 2009 financial year were agreed and, for Turkcell, a rate of YTL 0.16 until the 2009 financial year was agreed. The NRA announced further rates which it intends to apply from 1 March 2007, being YTL 0.145 for Vodafone Turkey, YTL 0.136 for Turkcell and YTL 0.167 for Avea.

The Turkish Government has stopped the conduct of an auction of 3G mobile licences, originally intended for 25 May 2007.

US
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

China
The timing and terms of 3G licence awards, and related changes to the telecommunications regulatory framework, are currently under review by the Chinese Government.

France
In its review of the call termination market, the NRA concluded that all mobile network operators have SMP and imposed obligations of cost orientation, non-discrimination, accounting separation and transparency. It has set a price cap for Vodafone’s associated undertaking, SFR, of 7.5 eurocents per minute from 1 January 2007.

The NRA has found all mobile network operators to have SMP in a new market, the market for wholesale SMS termination, and has imposed a price cap for wholesale termination of no greater than 3 eurocents per minute for SFR and Orange and 3.5 eurocents for Bouygues.

In March 2007, the Minister responsible for electronic communications launched a call for tenders for a fourth 3G licence. The deadline for applications is 31 July 2007. The fourth licence will contain a right for the licensee to request some 2G spectrum. This could have an impact on the timing of refarming as current 2G spectrum assignments may need to be revised.

28	Vodafone Group Plc Annual Report 2007

Back to Contents

Performance

Performance Introduction
The following discussion is based on the Consolidated Financial Statements included elsewhere in this Annual Report.

The Consolidated Financial Statements are prepared in accordance with IFRS as issued by the IASB and as adopted for use in the EU. IFRS as issued by the IASB and IFRS as adopted for use in the EU differ in certain significant respects from US GAAP. Reconciliations of the material differences in the IFRS Consolidated Financial Statements to US GAAP are disclosed in note 38 to the Consolidated Financial Statements.

The Group faces a number of significant risks that may impact on its future performance and activities. Please see “Performance – Risk Factors, Seasonality and Outlook”.

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

	At / year ended 31 March		Change

Currency (=£1)	2007	2006	%

Average:
Euro	1.48	1.47	0.7
US dollar	1.89	1.79	5.6
At 31 March:
Euro	1.47	1.43	2.8
US dollar	1.97	1.74	13.2

Merely for convenience, this Annual Report contains translations of certain pounds sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pounds sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations of pounds sterling into US dollars have been made at $1.9685 per £1.00, the Noon Buying Rate in the City of New York for cable transfers in sterling amounts as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on 30 March 2007. The Noon Buying Rate on 25 May 2007 was $1.9845 per £1.00.

The following table sets out, for the periods and dates indicated, the period end, average, high and low Noon Buying Rates for pounds sterling expressed in US dollars per £1.00, to two decimal places.

Years ended 31 March	Period end	Average	High	Low

2002	1.42	1.43	1.48	1.37
2003	1.58	1.54	1.65	1.43
2004	1.84	1.69	1.90	1.55
2005	1.89	1.85	1.96	1.75
2006	1.74	1.79	1.92	1.71

2007	1.97	1.89	1.98	1.74

Month	High	Low

November 2006	1.9693	1.8883
December 2006	1.9794	1.9458
January 2007	1.9847	1.9305
February 2007	1.9699	1.9443
March 2007	1.9694	1.9235
April 2007	2.0061	1.9608
May 2007(1)	1.9993	1.9695

Note:
(1)	In respect of May 2007, for the period from 1 May to 25 May 2007, inclusive.

Inflation
Inflation has not had a significant effect on the Group’s results of operations and financial condition during the three years ended 31 March 2007.

Presentation of Information
In the discussion of the Group’s reported financial position and results, information in addition to that contained within the Consolidated Financial Statements is presented. Refer to page 159 for definition of terms.

Vodafone Group Plc Annual Report 2007	29

Back to Contents

Critical Accounting Estimates

The Group prepares its Consolidated Financial Statements in accordance with IFRS, the application of which often requires judgements to be made by management when formulating the Group’s financial position and results. Under IFRS, the directors are required to adopt those accounting policies most appropriate to the Group’s circumstances for the purpose of presenting fairly the Group’s financial position, financial performance and cash flows. The Group also prepares a reconciliation of the Group’s revenue, net profit or loss and shareholders’ equity between IFRS and US GAAP.

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

The discussion below should also be read in conjunction with the Group’s disclosure of significant IFRS accounting policies, which is provided in note 2 to the Consolidated Financial Statements, “Significant accounting policies” and with the “US GAAP information” provided in note 38 to the Consolidated Financial Statements.

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

IFRS requires management to undertake an annual test for impairment of indefinite lived assets and, for finite lived assets, to test for impairment if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Group management currently undertakes an annual impairment test covering goodwill and other indefinite lived assets and also reviews finite lived assets and investments in associated undertakings at least annually to consider whether a full impairment review is required. In the year to 31 March 2007, the Group has recognised impairment losses amounting to £11,600 million relating to the Group’s operations in Germany and Italy.

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

The carrying value of the Group’s mobile operations in Germany at 31 January 2007, the date of the Group’s annual impairment test, was more than £25 billion, significantly in excess of its fair value, estimated using discounted cash flows. However, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, no impairment has been recognised as the estimated undiscounted cash flows are in excess of the carrying value. At 31 January 2007, a 16.0% reduction in the undiscounted cash flows would eliminate this excess and result in a material impairment loss under US GAAP. Any impairment loss would be measured by comparing the carrying value of the Group’s mobile operations in Germany with its respective fair value, estimated using discounted cash flows.

Assumptions
There are a number of assumptions and estimates involved in calculating the net present value of future cash flows from the Group’s businesses, including management’s expectations of:

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

For mobile businesses where the first five years of the ten year management plan are used for the Group’s value in use calculations, a long term growth rate into perpetuity has been determined as the lower of:

•	the nominal GDP rates for the country of operation; and

•	the long term compound annual growth rate in EBITDA in years six to ten of the management plan.

For mobile businesses where the full ten year management plans are used for the Group’s value in use calculations, a long term growth rate into perpetuity has been determined as the lower of:

•	the nominal GDP rates for the country of operation; and

•	the compound annual growth rate in EBITDA in years nine to ten of the management plan.

For non-mobile businesses, no growth is expected beyond management’s plans for the initial five year period.

Changing the assumptions selected by management, in particular the discount rate and growth rate assumptions used in the cash flow projections, could significantly affect the Group’s impairment evaluation and, hence, results.

The Group’s review includes the key assumptions related to sensitivity in the cash flow projections.

30	Vodafone Group Plc Annual Report 2007

Back to Contents

Performance

The following changes to the assumptions used in the impairment review would have (increased)/decreased the combined impairment loss recognised in the year ended 31 March 2007 in respect of the Group’s mobile operations in Germany and Italy:

	Increase by 1/2%	Decrease by 1/2%
	£bn	£bn

Discount rate	(1.4)	1.5
Budgeted EBITDA(1)	0.8	(0.8)
Capital expenditure(2)	(0.1)	0.1
Long term growth rate	1.7	(1.5)

Notes:
(1)	Represents the compound annual growth rate for the initial five years of the Group’s approved financial plans.
(2)	Represents capital expenditure as a percentage of revenue in the initial five years of the Group’s approved plans.

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

Allocation of the purchase price affects the results of the Group as finite lived intangible assets are amortised, whereas indefinite lived intangible assets, including goodwill, are not amortised and could result in differing amortisation charges based on the allocation to indefinite lived and finite lived intangible assets.

On the acquisition of mobile network operators, the identifiable intangible assets may include licences, customer bases and brands. The fair value of these assets is determined by discounting estimated future net cash flows generated by the asset, assuming no active market for the assets exist. The use of different assumptions for the expectations of future cash flows and the discount rate would change the valuation of the intangible assets.

IFRS
On transition to IFRS, the Group elected not to apply IFRS 3, “Business Combinations”, retrospectively as the difficulty in applying these requirements to the large number of business combinations completed by the Group from incorporation through to 1 April 2004 exceeded any potential benefits. Goodwill arising before the date of transition to IFRS, after adjusting for items including the impact of proportionate consolidation of joint ventures, amounted to £78,753 million.

If the Group had elected to apply the accounting for business combinations retrospectively, it may have led to an increase or decrease in goodwill and increase in licences, customer bases, brands and related deferred tax liabilities recognised on acquisition.

US GAAP
For acquisitions prior to 29 September 2004, the key difference from IFRS was that for the acquisition of mobile network businesses, the excess of purchase price over the fair value of the identifiable assets and liabilities acquired other than licences (“the residual”) was allocated to licences, as opposed to goodwill. However, subsequent to this date and due to the prohibition of this method of accounting following the issuance of EITF Topic D-108, licences are valued using a direct valuation approach, with the residual being allocated to goodwill. For acquisitions preceding this date, the residual has been and will continue to be allocated to goodwill.

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

At 31 March 2007, intangible assets, excluding goodwill, amounted to £15,705 million (2006: £16,512 million) and represented 14.3% (2006: 13.0%) of the Group’s total assets.

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

Customer bases
The estimated useful life principally reflects management’s view of the average economic life of the customer base and is assessed by reference to customer churn rates. An increase in churn rates may lead to a reduction in the estimated useful life and an increase in the amortisation charge. Historically, changes to the estimated useful lives have not had a significant impact on the Group’s results and financial position.

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

Property, Plant and Equipment
Property, plant and equipment also represent a significant proportion of the asset base of the Group, being 12.3% (2006: 10.8%) of the Group’s total assets. Therefore, the estimates and assumptions made to determine their carrying value and related depreciation are critical to the Group’s financial position and performance.

Vodafone Group Plc Annual Report 2007	31

Back to Contents

Critical Accounting Estimates
continued
Estimation of useful life
The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in the Group’s income statement.

The useful lives of Group assets are determined by management at the time the asset is acquired and reviewed annually for appropriateness. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. Furthermore, network infrastructure is only depreciated over a period that extends beyond the expiry of the associated licence under which the operator provides telecommunications services, if there is a reasonable expectation of renewal or an alternative future use for the asset.

Historically, changes in useful lives have not resulted in material changes to the Group’s depreciation charge.

Cost capitalisation
Cost includes the total purchase price and labour costs associated with the Group’s own employees to the extent that they are directly attributable to construction costs, or where they comprise a proportion of a department directly engaged in the purchase or installation of a fixed asset. Management judgement is involved in determining the appropriate internal costs to capitalise and the amounts involved. For the year ended 31 March 2007, internal costs capitalised represented approximately 6% (2006: 7%) of expenditure on property, plant and equipment and computer software and approximately 1% (2006: 1%) of total operating expenses.

Taxation
The Group’s tax charge on ordinary activities is the sum of the total current and deferred tax charges. The calculation of the Group’s total tax charge necessarily involves a degree of estimation and judgement in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through a formal legal process. The final resolution of some of these items may give rise to material profit and loss and/or cash flow variances. See “Performance – Financial Position and Resources”.

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

Significant items on which the Group has exercised accounting judgement include a provision in respect of an enquiry from UK HM Revenue and Customs with regard to the Controlled Foreign Companies tax legislation (see note 6 to the Consolidated Financial Statements), legal proceedings to recover VAT in relation to 3G licence fees (see page 53) and potential tax losses in respect of a write down in the value of investments in Germany (see note 6 to the Consolidated Financial Statements). The amounts recognised in the Consolidated Financial Statements in respect of each matter are derived from the Group’s best estimation and judgement, as described above. However, the inherent uncertainty regarding the outcome of these items means eventual resolution could differ from the accounting estimates and therefore impact the Group’s results and cash flows.

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

Arrangements with multiple deliverables
In revenue arrangements including more than one deliverable, the arrangement consideration is allocated to each deliverable based on the fair value of the individual element. The Group generally determines the fair value of individual elements based on prices at which the deliverable is regularly sold on a standalone basis.

Deferral period
Customer connection fees, when combined with related equipment revenue, in excess of the fair value of the equipment are deferred and recognised over the expected life of the customer relationship. The life is determined by reference to historical customer churn rates. An increase in churn rates would reduce the expected customer relationship life and accelerate revenue recognition. Historically, changes to the expected customer relationship lives have not had a significant impact on the Group’s results and financial position.

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

Where the Group’s role in a transaction is that of principal, revenue is recognised on a gross basis. This requires revenue to comprise the gross value of the transaction billed to the customer, after trade discounts, with any related expenditure charged as an operating cost.

Where the Group’s role in a transaction is that of an agent, revenue is recognised on a net basis, with revenue representing the margin earned.

32	Vodafone Group Plc Annual Report 2007

Back to Contents

Performance

Key Performance Indicators

The Board and the Executive Committee monitor the Group’s progress against its strategic objectives and the financial performance of the Group’s operations on a regular basis. Performance is assessed against the strategy, budgets and forecasts using financial and non-financial measures.

The following section details the most significant Key Performance Indicators (“KPIs”) used by the Group, describing their purpose, the basis of calculation and the source of the underlying data. Definitions of the key terms are provided on page 159.

Financial
The Group uses the following primary measures to assess the performance of the Group and its individual businesses. A number of these measures at a Group level are presented on an organic basis, which provides an assessment of underlying growth excluding the effect of business acquisitions and disposals and changes in exchange rates. Financial measures presented on an organic basis are non-GAAP financial measures. For more information on these measures and the basis of calculation of organic growth see “Performance – Non-GAAP Information” on page 62.

Revenue
Revenue and its growth for the Group, and its regions, covering the 2007, 2006 and 2005 financial years, is reviewed in “Performance – Operating Results” on pages 34 to 51.

Revenue and revenue growth are used for internal performance analysis and by investors to assess progress against outlook statements provided externally by the Group.

Adjusted operating profit
Adjusted operating profit is used by the Group for internal performance analysis as it represents the underlying operating profitability of the Group’s businesses. The measure is presented both for the Group and its regions, covering the 2007, 2006 and 2005 financial years, in “Performance –Operating Results” on pages 34 to 51. The basis of calculation, along with an analysis of why the Group believes it is a useful measure, is provided in the section titled “Performance – Non-GAAP Information” on page 62.

Free cash flow
Free cash flow provides an evaluation of the Group’s liquidity and the cash generated by the Group’s operations. The calculation of free cash flow, along with an analysis of why the Group believes it is a useful measure, is provided in the section titled “Performance – Non-GAAP Information” on page 62. The Group has provided an outlook for free cash flow in the 2008 financial year on page 60.

Operational
Certain operational measures relating to customers and revenue for the Group and its regions, covering the 2007, 2006 and 2005 financial years, are provided in “Performance – Operating Results” on pages 34 to 51, with the exception of customer delight. These measures are commonly used in the mobile communications industry.

Customers
The Group highly values its customers and strives to delight them. As a result, customer based KPIs are important measures for internal performance analysis. Management also believes that some of these measures provide useful information for investors regarding the success of the Group’s customer acquisition and retention activities. For customer numbers and churn, the data used to calculate the KPIs is derived from the customer relationship management systems of each of the Group’s operations.

Customer numbers
The Group prepares customer numbers on a venture, proportionate and controlled or jointly controlled basis for its mobile operations. A summary of the customer numbers on all bases is presented in “Business Overview –

Where We Operate” on page 13.

Churn
Churn represents the disconnection rate of customers in each of the Group’s mobile operations. It is calculated as the total gross customer disconnections in the period divided by the average total customers in the period. Churn rates stated in this Annual Report are calculated for the entire financial year.

Customer delight
The Group uses a proprietary ‘customer delight’ system to track customer satisfaction across its controlled markets and jointly controlled market in Italy. More information on the benefits of the system are provided in “Business Overview – How We Deliver Our Services” on page 17.

Customer delight is measured by an index based on the results of surveys performed by an external research company which cover all aspects of service provided by Vodafone and incorporates the results of the relative satisfaction of the competitors’ customers. An overall index for the Group is calculated by weighting the results for each of the Group’s operations based on service revenue.

Increased customer expectations are putting a downward pressure on customer satisfaction for the Group and many of its competitors. Despite this trend, the Group outperformed its target for customer delight in the 2007 financial year and the index was broadly stable compared to the previous financial year.

Revenue based measures
Management believes that revenue based measures provide useful information for investors regarding trends in customer revenue derived from mobile communications services and the extent to which customers use mobile services.

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

Costs
Europe targets
The Group has set targets in respect of revenue market share, operating expenses and capitalised fixed asset additions. Progress against the revenue market share target is measured by tracking performance in Germany, Italy, Spain and the UK against their principal competitors. The operating expense and capitalised fixed asset additions targets relate to the Europe region and common functions in aggregate. These targets are discussed in more detail on pages 38 to 39.

Vodafone Group Plc Annual Report 2007	33

Back to Contents

Operating Results

This section presents detail of the Group’s operating performance for the 2007 financial year versus the 2006 financial year and for the 2006 financial year versus the 2005 financial year, providing understanding of how the revenue and the adjusted operating profit performance of the Group and its operating segments within the Europe and EMAPA regions have developed in the last three years.

During the year ended 31 March 2007, the Group changed the organisational structure of its operations. The following results are presented for continuing operations in accordance with the new organisational structure. Europe includes the results of the Group’s mobile operations in Western Europe and its fixed line business in Germany, while EMAPA includes the Group’s operations in Eastern Europe, the Middle East, Africa and Asia and the Pacific area and the Group’s associates and investments.

2007 Financial Year Compared to the 2006 Financial Year

Group
			Common		Group	Group		% change
	Europe(1)	EMAPA	Functions	Eliminations	2007	2006
	£m	£m	£m	£m	£m	£m	£	Organic

Voice revenue	17,357	5,089	–	(70)	22,376	21,405
Messaging revenue(2)	2,925	667	–	(5)	3,587	3,289
Data revenue(2)	1,300	138	–	(10)	1,428	1,098
Fixed line operators and DSL revenue	1,397	75	–	–	1,472	1,290
Other service revenue	8	–	–	–	8	–

Total service revenue	22,987	5,969	–	(85)	28,871	27,082	6.6	4.7
Acquisition revenue	1,004	381	–	–	1,385	1,295
Retention revenue	354	21	–	–	375	448
Other revenue	247	70	168	(12)	473	525

Total revenue	24,592	6,441	168	(97)	31,104	29,350	6.0	4.3
Interconnect costs	(3,668)	(1,045)	–	85	(4,628)	(4,463)
Other direct costs	(1,914)	(784)	(66)	3	(2,761)	(2,096)
Acquisition costs	(2,604)	(677)	–	–	(3,281)	(2,968)
Retention costs	(1,543)	(212)	–	–	(1,755)	(1,891)
Operating expenses	(5,462)	(1,472)	206	9	(6,719)	(6,166)
Acquired intangibles amortisation	(22)	(392)	–	–	(414)	(157)
Purchased licence amortisation	(849)	(43)	–	–	(892)	(947)
Depreciation and other amortisation	(2,888)	(779)	(181)	–	(3,848)	(3,674)
Share of result in associates	5	2,719	1	–	2,725	2,411

Adjusted operating profit	5,647	3,756	128	–	9,531	9,399	1.4	4.2
Adjustments for:
– Non-operating income of associates	–	3	–	–	3	17
– Impairment losses	(11,600)	–	–	–	(11,600)	(23,515)
– Other income and expense	1	508	(7)	–	502	15

Operating loss	(5,952)	4,267	121	–	(1,564)	(14,084)
Non-operating income and expense					4	(2)
Investment income					756	353
Financing costs					(1,579)	(1,120)

Loss before taxation					(2,383)	(14,853)
Income tax expense					(2,423)	(2,380)

Loss for the financial year from continuing operations					(4,806)	(17,233)
Loss for the financial year from discontinued operations					(491)	(4,588)

Loss for the financial year					(5,297)	(21,821)

Notes:
(1)	Within the Europe region, certain revenue and costs relating to Arcor have been reclassified. All prior periods have been adjusted accordingly. The reclassification had no effect on total revenue, EBITDA or adjusted operating profit.
(2)	Certain revenue relating to content delivered by SMS and MMS has been reclassified from messaging revenue to data revenue to provide a fairer presentation of messaging and data revenue.

Revenue
Revenue increased by 6.0% to £31,104 million in the year to 31 March 2007, with organic growth of 4.3%. The net impact of acquisitions and disposals contributed 3.3 percentage points to revenue growth, offset by unfavourable movements in exchange rates of 1.6 percentage points, with both effects arising principally in the EMAPA region.

The Europe region recorded organic revenue growth of 1.4%, whilst the EMAPA region delivered organic revenue growth of 21.1%. As a result, the EMAPA region accounted for more than 70% of the organic growth in Group revenue. Strong performances were recorded in Spain and a number of the Group’s emerging markets.

An increase in the average mobile customer base and usage stimulation initiatives resulted in organic revenue growth of 2.5% and 7.0% in voice and messaging revenue, respectively. Data revenue is an increasingly important component of Group revenue, with organic growth of 30.7%, driven by increasing penetration from 3G devices and growth in revenue from business services.

The Europe region and common functions contributed 79% of Group revenue, of which approximately 63% was euro denominated, with the remaining 16% being denominated in sterling. The remaining 21% was generated in the EMAPA region where no single currency was individually significant.

34	Vodafone Group Plc Annual Report 2007

Back to Contents

Performance

Operating result
Adjusted operating profit increased by 1.4% to £9,531 million, with organic growth of 4.2%. The net impact of acquisitions and disposals and unfavourable exchange rate movements reduced reported growth by 0.3 percentage points and 2.5 percentage points, respectively, with both effects arising principally in the EMAPA region. The Europe region declined 4.7% on an organic basis, whilst the EMAPA region recorded organic growth of 24.3%. Strong performances were delivered in Spain, the US and a number of emerging markets.

Adjusted operating profit is stated after charges in relation to regulatory fines in Greece of £53 million and restructuring costs within common functions, Vodafone Germany, Vodafone UK and Other Europe of £79 million. The EMAPA region accounted for all of the Group’s reported and organic growth in adjusted operating profit.

Adjusted operating profit for the 2007 financial year was principally denominated in euro (55%), US dollar (22%) and sterling (5%), with the remaining 18% being denominated in other currencies.

The acquisitions and stake increases led to the rise in acquired intangible asset amortisation, and these acquisitions, combined with the continued expansion of network infrastructure in the region, resulted in higher depreciation charges.

The Group’s share of results from associates increased by 13.0%, mainly due to Verizon Wireless which reported record growth in net additions and increased ARPU. The growth in Verizon Wireless was offset by a reduction in the Group’s share of results from its other associated undertakings, which fell due to the disposals of Belgacom Mobile S.A. and Swisscom Mobile A.G. as well as the impact of reductions in termination rates and intense competition experienced by SFR in France.

Statutory operating loss was £1,564 million compared with a loss of £14,084 million in the previous financial year following lower impairment charges. In the year ended 31 March 2007, the Group recorded an impairment charge of £11,600 million (2006: £23,515 million) in relation to the carrying value of goodwill in the Group’s operations in Germany (£6,700 million) and Italy (£4,900 million). The impairment in Germany resulted from an increase in long term interest rates, which led to higher discount rates, along with increased price competition and continued regulatory pressures in the German market. The impairment in Italy resulted from an increase in long term interest rates and the estimated impact of legislation cancelling the fixed fees for the top up of prepaid cards and the related competitive response in the Italian market. The increase in interest rates accounted for £3,700 million of the reduction in value during the year.

Certain of the Group’s cost reduction and revenue stimulation initiatives are managed centrally within common functions. Consequently, operating and capital expenses are incurred centrally and recharged to the relevant countries, primarily in Europe. This typically results in higher operating expenses with a corresponding reduction in depreciation for the countries concerned.

Other income and expense for the year ended 31 March 2007 included the gains on disposal of Belgacom Mobile S.A. and Swisscom Mobile A.G., amounting to £441 million and £68 million, respectively.

Investment income and financing costs
	2007	2006	Change
	£m	£m	%

Net financing costs before dividends
from investments(1)	(435)	(318)	36.8
Potential interest charges arising on
settlement of outstanding tax issues	(406)	(329)	23.4
Changes in the fair value of equity put
rights and similar arrangements	2	(161)	101.2
Dividends from investments	57	41	39.0
Foreign exchange(2)	(41)	–	–

Net financing costs	(823)	(767)	7.3

Notes:
(1)	Includes a one off gain of £86 million related to the Group renegotiating its investments in SoftBank
(2)	Comprises foreign exchange differences reflected in the income statement in relation to certain intercompany balances and the foreign exchange differences on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank, which completed in April 2006

Net financing costs before dividends from investments increased by 36.8% to £435 million as increased financing costs, reflecting higher average debt and interest rates, and losses on mark to market adjustments on financial instruments more than offset higher investment income resulting from new investments in SoftBank, which arose on the sale of Vodafone Japan during the year, including an £86 million gain related to the renegotiation of these investments. At 31 March 2007, the provision for potential interest charges arising on settlement of outstanding tax issues was £1,213 million.

Taxation
The effective tax rate, exclusive of impairment losses, is 26.3% (2006: 27.5%), which is lower than the Group’s weighted average tax rate due to the resolution of a number of historic tax issues with tax authorities and additional tax deductions in Italy. The prior year benefited from the tax treatment of a share repurchase in Vodafone Italy and favourable tax settlements.

A significant event in the year was a European Court decision in respect of the UK Controlled Foreign Company (“CFC”) legislation, following which Vodafone has not accrued any additional provision in respect of the application of UK CFC legislation to the Group.

The effective tax rate including impairment losses is (101.7)% compared to (16.0)% for the prior year. The negative tax rates arise from no tax benefit being recorded for the impairment losses of £11,600m (2006: £23,515m).

Basic loss per share
Basic loss per share from continuing operations decreased from 27.66 pence to a loss per share of 8.94 pence for the current year. The basic loss per share is after a charge of 21.04 pence per share (2006: 37.56 pence per share) in relation to an impairment of the carrying value of goodwill.

Vodafone Group Plc Annual Report 2007	35

Back to Contents

Operating Results
continued

Europe

										% change
	Germany	Italy	Spain	UK	Arcor	Other	Eliminations	Europe
	£m	£m	£m	£m	£m	£m	£m	£m	£	Organic

Year ended 31 March 2007
Voice revenue	3,995	3,329	3,435	3,621	–	3,320	(343)	17,357	(2.6)
Messaging revenue	746	563	380	760	–	501	(25)	2,925	3.1
Data revenue	413	189	247	295	–	194	(38)	1,300	27.1
Fixed line operator and DSL revenue	1	–	–	–	1,419	3	(26)	1,397	9.9
Other service revenue	1	2	–	5	–	–	–	8

Total service revenue	5,156	4,083	4,062	4,681	1,419	4,018	(432)	22,987	0.1	2.0
Acquisition revenue	172	124	307	274	22	108	(3)	1,004	(1.4)
Retention revenue	40	36	124	52	–	102	–	354	(18.4)
Other revenue	75	2	7	117	–	47	(1)	247	(23.8)

Total revenue	5,443	4,245	4,500	5,124	1,441	4,275	(436)	24,592	(0.6)	1.4
Interconnect costs	(645)	(628)	(675)	(1,001)	(338)	(813)	432	(3,668)	(1.9)
Other direct costs	(332)	(242)	(352)	(452)	(262)	(275)	1	(1,914)	14.9
Acquisition costs	(560)	(249)	(642)	(677)	(178)	(301)	3	(2,604)	4.1
Retention costs	(351)	(107)	(398)	(372)	–	(315)	–	(1,543)	(11.9)
Operating expenses	(1,126)	(870)	(866)	(1,163)	(396)	(1,041)	–	(5,462)	4.2
Acquired intangibles amortisation	–	–	–	(11)	–	(11)	–	(22)
Purchased licence amortisation	(340)	(75)	(37)	(333)	–	(64)	–	(849)
Depreciation and other amortisation	(735)	(499)	(430)	(604)	(96)	(524)	–	(2,888)
Share of result in associates	–	–	–	–	–	5	–	5

Adjusted operating profit	1,354	1,575	1,100	511	171	936	–	5,647	(5.1)	(4.7)

Year ended 31 March 2006
Voice revenue	4,304	3,472	3,093	3,642	–	3,672	(356)	17,827
Messaging revenue	815	526	328	674	–	507	(14)	2,836
Data revenue	275	172	194	252	–	170	(40)	1,023
Fixed line operator and DSL revenue	–	–	–	–	1,305	–	(34)	1,271

Total service revenue	5,394	4,170	3,615	4,568	1,305	4,349	(444)	22,957
Acquisition revenue	185	94	269	285	15	170	–	1,018
Retention revenue	61	84	105	60	–	124	–	434
Other revenue	114	15	6	135	–	54	–	324

Total revenue	5,754	4,363	3,995	5,048	1,320	4,697	(444)	24,733
Interconnect costs	(732)	(681)	(634)	(862)	(368)	(906)	444	(3,739)
Other direct costs	(281)	(241)	(329)	(355)	(187)	(273)	–	(1,666)
Acquisition costs	(551)	(172)	(543)	(665)	(147)	(423)	–	(2,501)
Retention costs	(410)	(177)	(354)	(455)	–	(356)	–	(1,752)
Operating expenses	(1,077)	(822)	(762)	(1,088)	(390)	(1,104)	–	(5,243)
Acquired intangibles amortisation	–	–	–	–	–	(2)	–	(2)
Purchased licence amortisation	(342)	(74)	(69)	(333)	–	(66)	–	(884)
Depreciation and other amortisation	(865)	(524)	(336)	(592)	(89)	(594)	–	(3,000)
Share of result in associates	–	–	–	–	–	5	–	5

Adjusted operating profit	1,496	1,672	968	698	139	978	–	5,951

Change at constant exchange rates	%	%	%	%	%	%
Voice revenue	(6.7)	(3.6)	11.8	(0.6)	–	(9.2)
Messaging revenue	(7.8)	7.6	16.8	12.8	–	(0.6)
Data revenue	51.2	10.8	27.5	17.1	–	15.1
Fixed line operator and DSL revenue	–	–	–	–	9.5	–

Total service revenue	(3.9)	(1.5)	13.1	2.5	9.5	(7.2)
Acquisition revenue	(6.4)	33.1	14.5	(3.9)	45.7	(35.7)
Retention revenue	(34.1)	(57.2)	18.8	(13.3)	–	(17.2)
Other revenue	(33.5)	(89.8)	22.5	(13.3)	–	(15.7)

Total revenue	(4.8)	(2.2)	13.3	1.5	9.8	(8.6)
Interconnect costs	(11.4)	(7.2)	7.0	16.1	(7.6)	(9.7)
Other direct costs	18.9	0.8	7.6	27.3	41.6	1.0
Acquisition costs	2.2	46.1	18.8	1.8	21.3	(28.6)
Retention costs	(13.8)	(39.3)	13.1	(18.2)	–	(11.2)
Operating expenses	5.1	6.6	14.2	6.9	2.3	(5.5)
Acquired intangibles amortisation	–	–	–	–	–	423.8
Purchased licence amortisation	–	1.5	(45.4)	–	–	(3.5)
Depreciation and other amortisation	(14.4)	(4.5)	28.9	2.0	6.8	(11.2)
Share of result in associates	–	–	–	–	–	–

Adjusted operating profit	(9.0)	(5.3)	14.4	(26.8)	24.0	(3.7)

36	Vodafone Group Plc Annual Report 2007

Back to Contents

Performance

Mobile telecommunications KPIs		Germany	Italy	Spain	UK	Other	Europe

Closing customers (‘000)	2007	30,818	21,034	14,893	17,411	17,007	101,163
	2006	29,191	18,490	13,521	16,304	15,692	93,198
Average monthly ARPU	2007	€21.2	€25.9	€35.2	£23.6	£20.1
	2006	€23.3	€28.5	€35.6	£24.0	£22.0
Annualised blended churn (%)	2007	21.8%	20.6%	26.4%	33.8%	26.6%
	2006	20.2%	18.7%	20.9%	32.1%	24.2%
Closing 3G devices (‘000)	2007	3,720	3,762	2,890	1,938	2,353	14,663
	2006	2,025	2,250	902	1,033	1,230	7,440
Voice usage (millions of minutes)	2007	33,473	32,432	30,414	31,736	28,491	156,546
	2006	26,787	29,604	23,835	28,059	27,648	135,933

See page 159 for definition of terms

The Europe region, where market penetration exceeds 100%, continues to experience intense competition from established mobile operators and new market entrants as well as ongoing regulator imposed rate reductions on incoming calls. As part of the implementation of the Group’s strategy, the current year’s performance saw a strong focus on stimulating additional usage in a way that enhances value to the customer and revenue, including significant tariff repositioning to maintain competitiveness in the UK and Germany. On the cost side, the centralisation of global service platform operations was completed in the year, with good progress made in the consolidation and harmonisation of the data centres, and a number of new initiatives to reduce the cost structure were implemented.

Revenue
Total revenue decreased slightly by 0.6% for the year ended 31 March 2007, consisting of a 1.4% organic increase in revenue, offset by a 0.5 percentage point adverse impact from exchange rate movements and a 1.5 percentage point decrease resulting from the disposal of the Group’s operations in Sweden in January 2006. The organic revenue growth was mainly due to the increase in organic service revenue.

Service revenue growth was 0.1% for the Europe region. Organic growth of 2.0% was driven by a 7.7% increase in the average mobile customer base in the year, together with a 17.0% increase in total voice usage and 27.1% reported growth in data revenue, driven by innovative products and services, successful promotions and competitive tariffs in the marketplace, although in turn organic growth was largely offset by the downward pressure on voice pricing and termination rate cuts in certain markets. The estimated impact of termination rate cuts and other adjustments on the growth in service revenue and total revenue in the year is shown below.

					Estimated
					impact of
					termination
					rate cuts
		Impact of			and other
		exchange	Impact of		adjustments	(1)	Growth
	Reported	rates	disposal	Organic	on revenue		excluding
	growth	Percentage	Percentage	growth	growth		these items
	%	points	points	%	%		%

Service revenue
Germany	(4.4)	0.5	–	(3.9)	3.4		(0.5)
Italy	(2.1)	0.6	–	(1.5)	5.1		3.6
Spain	12.4	0.7	–	13.1	5.2		18.3
UK	2.5	–	–	2.5	0.5		3.0
Arcor	8.7	0.8	–	9.5	–		9.5
Other Europe	(7.6)	0.4	7.3	0.1	4.7		4.8
Europe	0.1	0.5	1.4	2.0	3.5		5.5

Total revenue
Europe	(0.6)	0.5	1.5	1.4	3.2		4.6

Note:
(1)	Revenue for certain arrangements is now presented net of associated direct costs

Customer growth in the region was strong in most markets, including 21.7% and 16.9% growth in the closing contract customer base in Spain and Italy, respectively. The UK reported a 7.7% growth in the closing contract base following a much improved performance in the second half of the year.

Contract churn across the region was stable or falling in most markets due to the continued focus on retention and longer contract terms being offered, whilst prepaid churn rose due to intensified competition and customer self-upgrades. Prepaid markets remained vibrant, with prepaid net additions accounting for around 65% of the total net additions reported for the region.

Within the Europe region, Spain and Arcor contributed strong service revenue growth, partly offset by declines in Germany, Italy and Other Europe. In Spain, despite the increasing challenge in the marketplace from existing competitors, the launch of a fourth operator and branded resellers, local currency service revenue growth of 13.1% was achieved. This growth was mainly due to a 14.2% increase in the average mobile customer base in the period following successful promotions and competitive tariffs, particularly in relation to contract customers, which now account for 54.8% of the customer base, compared to 49.6% last year. Arcor also achieved strong growth in service revenue compared to the prior year, driven primarily by a 60.0% increase in DSL customers to 2,081,000 customers, with the launch of new competitive tariffs leading to particularly good growth since January 2007. Despite high competition and structural price declines, service revenue growth in the UK accelerated throughout the year, driven by a higher contract customer base and increased usage resulting from refreshed tariff offerings. In Other Europe, reported service revenue decreased by 7.6%, whilst underlying service revenue increased by 4.8% following an increase in the average mobile customer base, and particularly strong growth in messaging and data revenue in the Netherlands and Portugal where new tariffs and Vodafone Mobile Connect data card initiatives proved particularly successful.

Germany and Italy reported declines in local currency service revenue of 3.9% and 1.5% respectively, largely as a result of termination rate cuts. Underlying service revenue in Italy grew by 3.6%, with acceleration in the second half of the year due in particular to increasing messaging and voice volumes, achieved through new tariffs and offers targeted to specific segments, and despite the revenue loss incurred in March 2007 following the Italian Government’s decision to eliminate the top up fee on prepaid cards. In Germany, underlying service revenue declined slightly as a result of the intensely competitive market in Germany and the launch of new tariffs in October 2006.

Voice revenue
Voice revenue decreased by 2.6%, or by 0.7% on an organic basis, with strong growth in voice usage offset by pressures on pricing resulting from competition and from termination rate cuts.

Across the Europe region, outgoing voice minutes increased by 20.7%, or by 22.3% on an organic basis, driven by the increased customer base and various usage stimulation initiatives and competitive tariff ranges. In Germany, outgoing voice usage increased by 35.7%, with continued success from the Vodafone Zuhause product, which promotes fixed to mobile substitution in the home and which achieved 2.4 million registered customers as at 31 March 2007. Additionally, new tariffs were launched in Germany in October 2006, which provided improved value bundles for customers allowing unlimited calls to other Vodafone customers and fixed line customers, all of which significantly contributed to increasing outgoing voice usage. In Italy, the increase in outgoing voice usage of 12.1% was mainly driven by demand stimulation initiatives such as fixed price per call

Vodafone Group Plc Annual Report 2007	37

Back to Contents

Operating Results
continued

offers and focus on high value customers and business customers. In Spain, the improved customer mix and success of both consumer and business offerings assisted in increasing outgoing voice usage by 34.2%. New and more competitive tariffs launched in the UK in July 2006 and September 2006 and various promotions specifically aimed at encouraging usage contributed to the 16.7% increase in Vodafone UK’s outgoing voice usage.

Offsetting the organic growth in outgoing voice usage was the impact of pricing pressures in all markets due to increased competition, which has led to outgoing voice revenue per minute decreasing by 16.8% in the year ended 31 March 2007.

Termination rate cuts were the main factor in the 7.4% decline in organic incoming voice revenue, with all markets except the UK experiencing termination rate cuts during the year. Announced termination rate cuts since 30 September 2006 include a cut of 7% to 11.35 eurocents per minute in Spain effective from October 2006 and a 20% cut to 8.8 eurocents per minute in Germany effective from November 2006. The impact of the termination rate cuts in the Europe region was to reduce the average effective incoming price per minute by around 13% to approximately 7 pence. Further termination rate cuts of 0.87 eurocents every six months will occur in Spain with effect from April 2007, reducing the rate to 7.0 eurocents by April 2009, whilst in Italy reductions in July 2007 and July 2008 of 13% below the retail price index have also been announced.

The success of Vodafone Passport, a competitively priced roaming proposition with over 11 million customers as at 31 March 2007, contributed to increasing the volume of organic roaming minutes by 15.8% . Around 50% of the Group’s roaming minutes within Europe are now on Vodafone Passport. Organic roaming revenue increased by 1.2% as the higher usage was largely offset by price reductions, due to increasing adoption of Vodafone Passport and also the Group’s commitment to reduce the average cost of roaming in the EU by 40% by April 2007 when compared to summer 2005.

On 23 May 2007, the European Parliament voted to introduce regulation on retail and wholesale roaming prices. We expect roaming revenues to be lower year on year in 2008 due to the combined effect of Vodafone’s own initiatives and this direct regulatory intervention.

Non-voice revenue
Messaging revenue increased by 3.1%, or by 4.6% on an organic basis, mainly due to growth in Italy, Other Europe and particularly Spain and the UK, partly offset by declines in Germany. In Spain, the increase was driven by the larger customer base, while in the UK, SMS volumes increased by 25.0% following higher usage per customer. The growth in Italy was driven by an increase in SMS usage of 9.5%, with sharp acceleration in the second half of the year following successful demand stimulation initiatives. In Germany, messaging volumes declined, resulting from the attraction of bigger voice bundles and the fact that promotional activity that had occurred relating to messaging in the previous financial year was not repeated in the 2007 financial year.

Data revenue grew by 27.1%, or by 29.5% on an organic basis, with the growth being stimulated by the 97.1% increase in registered 3G enabled devices on the Group’s networks as at 31 March 2007, encouraged by an expanded portfolio and competitively priced offerings. Strong growth was experienced in all Europe’s segments, though Germany demonstrated particularly strong growth of 50% as a result of attractive tariff offerings, including flat rate tariff options, and the benefit of improved coverage of the HSDPA technology enabled network, facilitating superior download speeds for data services. Growth in Italy, Spain and the UK has been assisted by the roll-out of HSDPA network coverage and increased penetration of Vodafone Mobile Connect data cards, of which 74%, 64% and 53% were sold during the year as HSDPA enabled devices in each of these markets respectively. The launch of a modem which provides wireless internet access for personal computers has also made a positive contribution to data revenue. In Other Europe, successful Vodafone Mobile Connect data cards initiatives in the Netherlands and Portugal were the primary cause of growth in data revenue.

Fixed line operator and DSL revenue increased by 9.9%, due to Arcor’s increased customer base.

Adjusted operating profit
Adjusted operating profit fell by 5.1%, or by 4.7% on an organic basis, with the disposal of the Group’s operations in Sweden being the main cause of the decline. The growth in operating expenses and other direct costs, including the charge in relation to a regulatory fine in Greece of £53 million also had an adverse effect on adjusted operating profit.

Interconnect costs remained stable for the year, once the effect of the disposal of Sweden was excluded, with the increased outgoing call volumes to other networks offset by the cost benefit from the impact of the termination rate cuts.

Reported acquisition and retention costs for the region decreased by 2.5%, but remained stable on an organic basis, when compared to the prior year. In Spain, the main drivers of the increased costs were the higher volumes of gross additions and upgrades, especially with regard to the higher proportion of contract gross additions which are being achieved with higher costs per customer as competition has intensified. In Italy, costs have increased slightly due to an increased focus on acquiring high value contract customers and an increased volume of prepaid customers. In Germany, retention costs declined as the cost per upgrade was reduced and volumes slightly decreased. The UK saw a reduction in retention costs resulting from a change in the underlying commercial model with indirect distribution partners, where a portion of commissions are now recognised in other direct costs. Acquisition costs in Other Europe decreased, primarily as a result of lower gross contract additions in Greece and a reduction in cost per gross addition in the Netherlands.

Other direct costs increased by 14.9%, or by 16.7% on an organic basis, primarily caused by the regulatory fine in Greece and commissions in the UK discussed above. Arcor saw an increase in direct access charges primarily as a result of having a higher customer base.

Operating expenses increased by 4.2%, or by 7.4% on an organic basis, primarily caused by increased intercompany recharges, a result of the centralisation of data centre and service platform operations, which were offset by a corresponding reduction in depreciation expense, and a 14.2% increase in local currency in Spain’s operating expenses as a result of the growth in this operating company, but which only slightly increased as a percentage of service revenue. Increased publicity spend in the UK, Italy and Greece, and restructuring costs in Germany, the UK and Ireland, also adversely affected operating expenses during the year.

As many of the cost reduction initiatives are centralised in common functions, as described earlier, the Group’s target in respect of operating expenses for the total of the Europe region (excluding Arcor) includes common functions but excludes the developing and delivering of new services and business restructuring costs. On this basis, these costs grew by 3.5% in 2007 financial year for the reasons outlined in the preceding paragraph.

Cost reduction initiatives
The Group has set targets in respect operating expenses and capitalised fixed asset additions. The operating expense and capitalised fixed asset additions targets relate to the Europe region (excluding Arcor) and common functions in aggregate. The targets are detailed in “Performance – Risk Factors, Seasonality and Outlook” on page 60. During the 2007 financial year, the implementation of a range of Group wide initiatives and cost saving programmes commenced, designed to deliver savings in the 2008 financial year and beyond. The key initiatives are as follows:

•	The application development and maintenance initiative is focusing on driving cost and productivity efficiencies through outsourcing the application development and maintenance for key IT systems. In October 2006, the Group announced that EDS and IBM had been selected to provide application development and maintenance services to separate groupings of operating companies within the Group. The initiative is currently in the

38	Vodafone Group Plc Annual Report 2007

<<<<<

Back to Contents

Performance

execution phase and is progressing ahead of plan, with a number of operating companies already having commenced service with their respective vendors. The Group currently anticipates that this initiative will result in greater economies of scale and improved quality of software produced, as well as greater flexibility, leading to the faster rollout of more varied services to customers. The Group currently expects to meet its savings target of 25-30% of IT application development and maintenance unit costs within two to four years.

•	The supply chain management initiative focuses on centralising supply chain management activities and leveraging Vodafone’s scale in purchasing activities. Through the standardisation of designs and driving scale strategies in material categories, the Group is aiming to increase the proportion of purchasing performed globally. The alignment of all objectives and targets across the entire supply chain management was completed during the year. The Group currently expects to meet its savings target of 8% of £3.3 billion external network spend this coming year, as planned.

•	The IT operations initiative has created a shared service organisation to support the business with innovative and customer focused IT services. This organisation will consolidate localised data centres into regionalised northern and southern European centres and consolidate hardware, software, maintenance and system integration suppliers to provide high quality IT infrastructure, services and solutions. Consolidation is progressing well, with the centre in Southern Europe complete and the centre in
Northern Europe expected to be complete by April 2008. The Group currently expects to meet its cost savings target of 25-30% of data centre spend within one to two years.

•	The Group has commenced a three year business transformation programme to implement a single integrated operating model, supported by a single enterprise resource planning (“ERP”) system covering human resources, finance and supply chain functions. The programme is expected to provide improved information for decision making and reduced operating costs in the longer term, though additional investment, including restructuring expenditure, will be required.

•	The network team continues to focus on network sharing deals in a number of operating companies, with the principal objectives of cost saving and faster network rollout. Implementation is under way in Spain with Orange, the UK has announced its intention to sign a deal with Orange and other deals are being explored and evaluated in a number of other European operating companies.

•	Many of the Group’s operating companies have participated in external cost benchmarking studies and are using the results to target local cost reductions. Initiatives that have been implemented to date include reductions to planned network rollout, outsourcing and off-shoring of customer services operations, property rationalisation, replacing leased lines with owned transmission, network site sharing and renegotiation of supplier contracts and service agreements.

Vodafone Group Plc Annual Report 2007	39

Back to Contents

Operating Results
continued

EMAPA

	Eastern	Middle East,		Associates	Associates			% change
	Europe	Africa & Asia	Pacific	US	Other	EMAPA
	£m	£m	£m	£m	£m	£m	£	Organic

Year ended 31 March 2007
Voice revenue	2,051	2,096	942			5,089	40.0
Messaging revenue	271	142	254			667	46.9
Data revenue	70	26	42			138	60.5
Fixed line operator and DSL revenue	–	68	7			75	294.7

Total service revenue	2,392	2,332	1,245			5,969	42.3	20.4
Acquisition revenue	53	223	105			381	37.5
Retention revenue	19	–	2			21	50.0
Other revenue	13	10	47			70	2.9

Total revenue	2,477	2,565	1,399			6,441	41.4	21.1
Interconnect costs	(433)	(364)	(248)			(1,045)	31.6
Other direct costs	(314)	(246)	(224)			(784)	77.4
Acquisition costs	(219)	(291)	(167)			(677)	45.0
Retention costs	(78)	(84)	(50)			(212)	52.5
Operating expenses	(614)	(509)	(349)			(1,472)	39.8
Acquired intangibles amortisation	(285)	(105)	(2)			(392)	152.9
Purchased licence amortisation	(19)	(17)	(7)			(43)	(31.7)
Depreciation and other amortisation	(331)	(255)	(193)			(779)	29.4
Share of result in associates	–	–	–	2,077	642	2,719	13.4

Adjusted operating profit	184	694	159	2,077	642	3,756	16.0	24.3

Year ended 31 March 2006
Voice revenue	1,176	1,503	957			3,636
Messaging revenue	146	91	217			454
Data revenue	36	12	38			86
Fixed line operators and DSL revenue	–	19	–			19

Total service revenue	1,358	1,625	1,212			4,195
Acquisition revenue	54	147	76			277
Retention revenue	13	–	1			14
Other revenue	10	12	46			68

Total revenue	1,435	1,784	1,335			4,554
Interconnect costs	(296)	(251)	(247)			(794)
Other direct costs	(77)	(159)	(206)			(442)
Acquisition costs	(148)	(198)	(121)			(467)
Retention costs	(51)	(48)	(40)			(139)
Operating expenses	(335)	(359)	(359)			(1,053)
Acquired intangibles amortisation	(121)	(33)	(1)			(155)
Purchased licence amortisation	(13)	(34)	(16)			(63)
Depreciation and other amortisation	(218)	(179)	(205)			(602)
Share of result in associates	–	–	–	1,732	666	2,398

Adjusted operating profit	176	523	140	1,732	666	3,237

Change at constant exchange rates	%	%	%	%	%
Voice revenue	80.3	56.7	5.3
Messaging revenue	88.7	74.8	25.4
Data revenue	100.1	142.6	17.2
Fixed line operators and DSL revenue	–	294.3	–

Total service revenue	81.7	61.2	10.0
Acquisition revenue	1.4	78.0	43.0
Retention revenue	50.0	–	217.5
Other revenue	15.4	(7.8)	12.8

Total revenue	78.0	62.1	12.1
Interconnect costs	49.8	62.3	7.1
Other direct costs	316.4	73.2	15.8
Acquisition costs	53.9	70.8	45.0
Retention costs	59.3	106.7	31.1
Operating expenses	88.4	61.0	3.4
Acquired intangibles amortisation	135.5	222.2	78.6
Purchased licence amortisation	48.0	(47.1)	(49.8)
Depreciation and other amortisation	55.9	56.1	1.6
Share of result in associates	–	–	–	27.6	(2.3)

Adjusted operating profit	12.1	49.8	25.4	27.6	(2.3)

40	Vodafone Group Plc Annual Report 2007

Back to Contents

Performance

Mobile telecommunications KPIs

				2007				2006

	Eastern	Middle East,			Eastern	Middle East,
	Europe	Africa & Asia	Pacific	EMAPA	Europe	Africa & Asia	Pacific	EMAPA

Closing customers (’000)	28,975	27,160	5,750	61,885	12,579	21,884	5,346	39,809
Average monthly ARPU	£8.1	£7.3	£18.8		£10.8	£9.0	£19.7
Annualised blended churn (%)	28.1%	38.8%	38.7%		23.6%	34.6%	39.2%
Closing 3G devices (’000)	347	65	758	1,170	135	–	281	416
Voice usage (millions of minutes)	39,658	37,449	11,371	88,478	13,302	18,300	9,811	41,413

See page 159 for definition of terms

A part of Vodafone’s strategy is to build on the Group’s track record of creating value in emerging markets. Vodafone has continued to execute on this strategy, with strong performances in the Czech Republic, Egypt, Romania and South Africa.

The Group is successfully building its emerging markets portfolio through acquisitions in Turkey and, subsequent to the year end, India. Since its acquisition on 24 May 2006, Vodafone Turkey has shown a performance in excess of the acquisition plan. The Group has made a further significant step in delivering its strategic objective of delivering strong growth in emerging markets with the acquisition on 8 May 2007 of companies with interests in Hutchison Essar, a leading operator in the fast growing Indian mobile market, following which the Group controls Hutchison Essar. The Group also signed a memorandum of understanding with Bharti Airtel Limited (“Bharti Airtel”), the Group’s former joint venture in India, on infrastructure sharing and has granted an option to a Bharti group company to buy its 5.60% direct interest in Bharti Airtel. On 9 May 2007, a Bharti group company agreed to acquire the Group’s 5.60% direct interest in Bharti Airtel. Following the completion of this sale, the Group will continue to hold an indirect stake of 4.39% in Bharti Airtel.

In December 2006, the Group increased its equity interest in Vodafone Egypt from 50.1% to 54.9%, positioning the Group to capture further growth in this lower penetrated market. The Group also entered into a new strategic partnership with Telecom Egypt, the minority shareholder in Vodafone Egypt, to increase cooperation between both parties and jointly develop a range of products and services for the Egyptian market.

EMAPA’s growth has benefited from the prior year acquisitions in the Czech Republic and the stake in Bharti Airtel in India, as well as the stake increases in Romania and South Africa and the current year acquisition in Turkey. Bharti Airtel was accounted for as a joint venture until 11 February 2007, following which the Group’s interest has been accounted for as an investment.

Revenue
Total revenue increased by 41.4%, or 21.1% on an organic basis, driven by organic service revenue growth of 20.4% . The impact of acquisitions, disposal and exchange rates on service revenue and total revenue growth is shown below.

		Impact of	Impact of
		exchange	acquisitions
	Organic	rates	and disposal	(1)	Reported
	growth	Percentage	Percentage		growth
	%	points	points		%

Service revenue
Eastern Europe	20.0	(5.6)	61.7		76.1
Middle East, Africa and Asia	27.7	(17.7)	33.5		43.5
Pacific	10.0	(7.3)	–		2.7
EMAPA	20.4	(10.9)	32.8		42.3

Total revenue
EMAPA	21.1	(11.2)	31.5		41.4

Note:
(1)	Impact of acquisitions and disposal includes the impact of the change in consolidation status of Bharti Airtel from a joint venture to an investment.

Organic service revenue growth was driven by the 30.2% organic increase in the average mobile customer base and the success of usage stimulation initiatives, partially offset by declining ARPU in a number of markets due to the higher proportion of lower usage prepaid customer additions.

Particularly strong customer growth was achieved in Eastern Europe and the Middle East, Africa and Asia, where markets are typically less penetrated than in Western Europe or the Pacific area.

Non-service revenue increased by 31.5%, or 28.9% on an organic basis, primarily due to an increase in the level of gross additions in a number of countries.

Eastern Europe
In Eastern Europe, service revenue grew by 76.1%, with the key driver of growth being the acquisitions in the Czech Republic and Turkey, as well as the stake increase in Romania. Good customer growth in all Eastern European markets contributed to the organic service revenue growth.

Organic service revenue growth in Eastern Europe was principally driven by Romania. As a result of the growth in the customer base and a promotional offer of lower tariffs, which led to higher voice usage, local currency service revenue in Romania grew by 29.3%, calculated by applying the Group’s current equity interest to the whole of the 2006 financial year. The continued expansion of 3G network coverage, the successful launch of 3G broadband, together with introductory promotional offers, and increased sales of Vodafone Mobile Connect data cards, resulted in data revenue growth of 64.9% in local currency.

In the Czech Republic, a focus on existing customers, including a Christmas campaign of free weekend text messages available to all existing as well as new customers, and the success of a business offering allowing unlimited on and off net calls within a customers’ virtual private network for a fixed monthly fee, had a positive impact on gross additions and drove the increase in average mobile customers. This led to growth of 11.1% in local currency service revenue, calculated by applying the Group’s current equity interest to the whole of the 2006 financial year.

Vodafone Turkey has performed ahead of the expectations the Group had at the time of the completion of the acquisition, with customer numbers, usage and adjusted operating profit ahead of plan. Improvements in network reliability and coverage have contributed to strong customer growth and allowed an increase in prepaid tariffs, resulting in service revenue growth. Telsim was rebranded to Vodafone in March 2007, with the launch of a new tariff with inclusive on and off net calls, a first for the Turkish market.

Middle East, Africa and Asia
The service revenue growth of 43.5% in the Middle East, Africa and Asia resulted primarily from the stake increases in South Africa in February 2006 and Egypt in December 2006, together with the acquisition of the Group’s interest in Bharti Airtel in India in December 2005, offset by an adverse movement in exchange rates. Strong organic growth was achieved in all markets, particularly in Egypt and South Africa, driven by the 40.2% increase in the average mobile customer base compared to the prior year.

Strong customer growth, driven by prepaid tariff reductions, the availability of lower cost handsets and high customer satisfaction with the Vodafone service, contributed to the 39.5% local currency service revenue growth in Egypt.

Innovative new products and services, including a new hybrid tariff offering guaranteed airtime credit every month with the ability to top up as required, and successful promotions, led to an increase in the average mobile customer base and 21.9% local currency organic service revenue growth in

Vodafone Group Plc Annual Report 2007	41

Back to Contents

Operating Results
continued

South Africa, whilst the continued rollout of the 3G network led to strong growth in data revenue.

Bharti Airtel continued to perform well with strong growth in customers and revenue, demonstrating the growth potential in the Indian market.

Pacific
Service revenue increased by 2.7%, with the impact of adverse foreign exchange movements reducing reported growth by 7.3 percentage points. In Australia, a continued focus on higher value customers delivered local currency service revenue growth of 13.7%, with improvements in both prepaid and contract ARPU. The performance in Australia more than offset the reduced growth in local currency service revenue in New Zealand, where local currency service revenue growth was 2.6% following a cut in termination rates, which reduced reported service revenue growth by 4.1% . After the negative impact of foreign exchange movements, reported service revenue in New Zealand declined by 7.9%.

Adjusted operating profit
The impact of acquisitions, disposal and exchange rates on adjusted operating profit is shown below.

		Impact of	Impact of
		exchange	acquisitions
	Organic	rates	and disposal (1)	Reported
	growth	Percentage	Percentage	growth
	%	points	points	%

Adjusted operating profit
Eastern Europe	49.2	(7.6)	(37.1)	4.5
Middle East, Africa and Asia	18.5	(16.9)	31.1	32.7
Pacific	25.4	(11.8)	–	13.6
EMAPA	24.3	(7.2)	(1.1)	16.0

Note:
(1)	Impact of acquisitions and disposal includes the impact of the change in consolidation status of Bharti Airtel from a joint venture to an investment

Adjusted operating profit increased by 16.0% . On an organic basis, growth was 24.3%, as the acquisitions and stake increases led to the rise in acquired intangible asset amortisation reducing reported growth in operating profit. These acquisitions, combined with the continued expansion of network infrastructure in the region, including 3G and HSDPA upgrades, resulted in higher depreciation charges. Organic growth in adjusted operating profit was driven by a strong performance in Romania, Egypt, South Africa and the Group’s associated undertaking in the US.

Eastern Europe
Interconnect costs increased by 46.3%, or 23.8% on an organic basis, principally as a result of the higher usage in Romania. An ongoing regulatory fee in Turkey amounting to 15% of revenue has increased other direct costs compared to the 2006 financial year.

Acquisition costs fell as a percentage of service revenue throughout most of Eastern Europe, with increased investment in the direct distribution channel in Romania resulting in lower subsidies on handsets. Retention costs decreased as a percentage of service revenue, but increased on an organic basis due to a focus on retaining customers through loyalty programmes in response to the increasing competition in Romania, which had a positive impact on contract and prepaid churn.

Operating expenses increased by 1.0 percentage point as a percentage of service revenue, primarily as a result of inflationary pressures in Romania and investment in Turkey.

Middle East, Africa and Asia
Interconnect costs increased by 45.0%, or 26.8% on an organic basis, due to the usage stimulation initiatives throughout the region.

Acquisition costs remained stable as a percentage of service revenue, whilst retention costs increased, principally due to increased investment in retaining customers in Egypt ahead of the forthcoming launch of services by a new operator and in South Africa in response to the introduction of mobile number portability during the year, with the provision of 3G and data enabled device upgrades for contract customers and a loyalty point scheme. Operating expenses remained stable as a percentage of service revenue.

Pacific
The improved profitability in Australia was more than offset by the lower profitability in New Zealand resulting from the increased cost of telecommunications service obligation regulation, the impact of the acquisition of ihug and adverse foreign exchange rates.

Acquisition and retention costs increased as a percentage of service revenue due to the investment in higher value customers in Australia, which also had a favourable impact on contract churn and were partially offset by savings in network costs and operating expenses.

Associates

			2007		% change

	Verizon				Verizon
	Wireless	Other	Total		Wireless
Share of result of associates	£m	£m	£m	£	$

Operating profit	2,442	940	3,382	15.6	22.9
Interest	(179)	(27)	(206)	(12.3)	(7.0)
Tax	(125)	(271)	(396)	7.8	14.6
Minority interest	(61)	–	(61)	1.7	6.7

	2,077	642	2,719	19.9	27.6

			2006

	Verizon
	Wireless	Other	Total
Share of result of associates	£m	£m	£m

Operating profit	2,112	1,010	3,122
Interest	(204)	(23)	(227)
Tax	(116)	(329)	(445)
Minority interest	(60)	8	(52)

	1,732	666	2,398

				% change

				Verizon
				Wireless
Verizon Wireless (100% basis)	2007	2006	£	$

Total revenue (£m)	20,860	18,875	10.5	17.4
Closing customers (’000)	60,716	53,020
Average monthly ARPU ($)	52.5	51.4
Blended churn (%)	13.9%	14.7%
Mobile non-voice service revenue
as a percentage of mobile service
revenue (%)	14.4%	8.9%

Verizon Wireless produced another year of record growth in organic net additions, increasing its customer base by 7.7 million in the year ended 31 March 2007. The performance was particularly robust in the higher value contract segment and was achieved in a market where the estimated closing mobile penetration reached 80%.

The strong customer growth was achieved through a combination of higher gross additions and improvements in Verizon Wireless’s customer loyalty, with the latter evidenced through lower levels of churn. The 15.4% growth in the average mobile customer base combined with a 2.1% increase in ARPU resulted in a 17.8% increase in service revenue. ARPU growth was achieved through the continued success of data services, driven predominantly by data cards, wireless e-mail and messaging services. Verizon Wireless’s operating profit also improved due to efficiencies in other direct costs and operating expenses, partly offset by a higher level of customer acquisition and retention activity.

Verizon Wireless continued to lay the foundations for future data revenue growth through the launch of both CDMA EV-DO Rev A, an enhanced wireless broadband service, and broadcast mobile TV services during the first calendar quarter of 2007. In addition, Verizon Wireless consolidated its spectrum position during the year with the acquisition of spectrum through the FCC’s Advanced Wireless Services auction for $2.8 billion.

42	Vodafone Group Plc Annual Report 2007

Back to Contents

Performance

The Group’s share of the tax attributable to Verizon Wireless for the year ended 31 March 2007 relates only to the corporate entities held by the Verizon Wireless partnership. The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.

In a patent infringement action before the United States International Trade Commission (ITC) entitled Baseband Processor Chips and Chipsets, Transmitter and Receiver (Radio) Chips, Power Control Chips, and Products Containing Same, Including Cellular Telephone Handsets, Broadcom Corporation was seeking to bar the importation of certain chips and chip sets manufactured by Qualcomm Corporation and wireless devices containing those chips and chipsets. All major U.S. wireless carriers, including Verizon Wireless, use Qualcomm chips to some degree.

On 7 June 2007, the ITC issued a “limited exclusion order” that bars the import of infringing chips and chipsets manufactured by or on behalf of Qualcomm and certain wireless communication devices containing an infringing chip. Companies may continue to import handheld wireless communications devices that are the same models as handheld wireless communications devices that were being imported for sale to the general public on or before 7 June 2007 and wireless communications devices that do not contain a chip that is programmed to infringe. The order will go into effect in 60 days unless it is disapproved by the President of the United States or stayed by the ITC or U.S. Court of Appeals for the Federal Circuit.

The effect of the order on the range of new models of handsets that will be available to Verizon Wireless’s customers in the future will depend upon the extent of the order’s applicability to Verizon Wireless, the extent to which reviewing authorities permit the order to take effect in its current form, and Qualcomm’s ability to provide non-infringing products or alternatives.

Qualcomm and other parties, including Verizon Wireless, have moved for a stay pending appeal. On 11 June 2007, the U.S. Court of Appeals for the Federal Circuit ordered the ITC to rule within 10 days on the stay motions, and if it denies those motions, to file a brief with the court by 27 June in response to the stay motions.

The Group’s other associated undertakings in EMAPA have been impacted by intense competition and reduction in termination rates, similar to the experiences of the Group’s controlled businesses in the Europe region, which have had a negative impact on revenue. The Group disposed of its associated undertakings in Belgium and Switzerland on 3 November 2006 and 20 December 2006, respectively, for a total cash consideration of £3.1 billion. Results are included until the respective dates of the announcement of disposal.

SFR, the Group’s associated undertaking in France, achieved an increase of 3.5% in its customer base, higher voice usage and strong growth in data services. However, service revenue was stable in local currency as the impact of these items was offset by a 5.7% decline in ARPU due to the increase in competition and significant termination rate cuts imposed by the regulator. The voice termination rate was cut by 24% to 9.5 eurocents per minute with effect from 1 January 2006 and by a further 21% to 7.5 eurocents per minute with effect from 1 January 2007. France is the first European Union country to impose regulation on SMS termination rates, which were cut by 19% with effect from 1 January 2006 and a further 30% with effect from mid September 2006 to 3 eurocents per SMS.

With effect from July 2007, SFR will be governed by the Europe regional management team. Accordingly, for the 2008 financial year onwards SFR will be reported as part of the Europe region.

Investments
China Mobile, in which the Group has a 3.27% stake and is accounted for as an investment, increased its customer base by 21.3% in the period to 316.1 million. Dividends of £57 million were received by the Group in the 2007 financial year.

Common functions

	2007	2006	Change
	£m	£m	%

Revenue	168	145	15.9
Other direct costs	(66)	–	–
Operating expenses	206	130	58.5
Depreciation and amortisation	(181)	(72)	151.4
Share of result in associated undertakings	1	8	(87.5)

Adjusted operating profit	128	211	(39.3)

Common functions represent the results of Partner Markets and the net result of central Group costs less charges to the Group’s operations. Adjusted operating profit has been impacted in the 2007 financial year by restructuring costs incurred in the central functions, principally marketing and technology, which amounted to £36 million.

Vodafone Group Plc Annual Report 2007	43

Back to Contents

Operating Results
continued

2006 Financial Year Compared to 2005 Financial Year

Group

			Common		2006	2005		% change
	Europe	EMAPA	Functions	Eliminations	Group	Group
	£m	£m	£m	£m	£m	£m	£	Organic

Voice revenue	17,827	3,636	–	(58)	21,405	19,782	8.2	5.4
Messaging revenue(1)	2,836	454	–	(1)	3,289	2,925	12.4	9.8
Data revenue(1)	1,023	86	–	(11)	1,098	727	51.0	51.8
Fixed line operators and DSL revenue	1,271	19	–	–	1,290	1,044	23.6	20.5

Total service revenue	22,957	4,195	–	(70)	27,082	24,478	10.6	7.9
Acquisition revenue	1,018	277	–	–	1,295	1,263
Retention revenue	434	14	–	–	448	393
Other revenue	324	68	145	(12)	525	544

Total revenue	24,733	4,554	145	(82)	29,350	26,678	10.0	7.5
Interconnect costs	(3,739)	(794)	–	70	(4,463)	(3,991)	11.8	8.3
Other direct costs	(1,666)	(442)	–	12	(2,096)	(1,859)	12.7	10.2
Acquisition costs	(2,501)	(467)	–	–	(2,968)	(2,819)	5.3	3.4
Retention costs	(1,752)	(139)	–	–	(1,891)	(1,627)	16.2	15.5
Operating expenses	(5,243)	(1,053)	130	–	(6,166)	(5,649)	9.2	6.3
Acquired intangibles amortisation	(2)	(155)	–	–	(157)	–
Purchased licence amortisation	(884)	(63)	–	–	(947)	(918)
Depreciation and other amortisation	(3,000)	(602)	(72)	–	(3,674)	(3,446)
Share of result in associates	5	2,398	8	–	2,411	1,984

Adjusted operating profit	5,951	3,237	211	–	9,399	8,353	12.5	11.8
Adjustments for:
– Impairment losses	(23,515)	–	–	–	(23,515)	(475)
– Other income and expense	3	–	12	–	15	–
– Non-operating income of associates	–	17	–	–	17	–

Operating loss	(17,561)	3,254	223	–	(14,084)	7,878
Non-operating income and expense					(2)	(7)
Investment income					353	294
Financing costs					(1,120)	(880)

Profit/(loss) before taxation					(14,853)	7,285
Income tax expense					(2,380)	(1,869)

(Loss)/profit for the financial year from
continuing operations					(17,233)	5,416
(Loss)/profit for the financial year from
discontinued operations					(4,588)	1,102

(Loss)/profit for the financial year					(21,821)	6,518

Note:
(1)	Certain revenue relating to content delivered by SMS and MMS has been reclassified from messaging revenue to data revenue to provide a fairer presentation of messaging and data revenue.

Revenue
Total revenue increased by 10.0%, or 7.5% on an organic basis, for the year to 31 March 2006 due to a 7.9% increase in service revenue on an organic basis offset by lower growth in other revenue. Service revenue growth reflected a 15.2% organic increase in the average customer base of the controlled mobile networks and the Group’s share of jointly controlled mobile networks, offset by the impact of lower ARPU in a number of the Group’s markets. Competitive pressures have intensified following a significant number of new market entrants and greater competition from incumbents, specifically in the mature markets of the Europe Region. Many of these markets have penetration rates over 100% which, together with termination rate cuts and a higher proportion of lower spending prepaid customers across the Group, have led to the decline in ARPU.

Voice revenue increased by 8.2%, or by 5.4% on an organic basis, due to the growth in average customers and a successful usage stimulation programme leading to a 24.6% growth in total minutes, offset by tariff declines from competition and termination rate cuts. Revenue from outgoing calls was the primary driver of voice revenue growth, whilst incoming voice revenue increased marginally as a significant increase in the proportion of incoming calls from other mobile networks was offset by the impact of termination rate cuts, particularly in the second half of the 2006 financial year.

Messaging revenue rose by 12.4%, or 9.8% on an organic basis, as an increase in the average customer base and the number of messages sent per customer was offset by tariff declines.

The success of 3G, Vodafone live! and offerings in the business segment, including Vodafone Mobile Connect data cards and BlackBerry from Vodafone, were the main contributors to a 51.0% increase, or 51.8% on an organic basis, in data revenue. An additional 6,321,000 3G devices were registered on the Group’s networks in the 2006 financial year, bringing the total to 7,721,000 at 31 March 2006, including 660,000 business devices such as Vodafone Mobile Connect 3G/GPRS data cards. Prior to the announcement of the disposal of Vodafone Japan in March 2006, the Group registered its ten millionth consumer 3G device, when including 100% of the devices in Italy.

Fixed line operators and DSL revenue rose by 23.6%, primarily a result of Arcor, driven by customer and usage growth, partly offset by tariff decreases in the competitive market.

Acquisition, retention and other revenue increased to £2,268 million, principally due to growth in revenue related to acquisition and retention activities in Spain, partially offset by a reduction in other revenue, resulting principally from a fall in the number of customers connected to non-Vodafone networks in the UK. A 32.5% rise in the number of gross mobile customer additions, partially offset by a fall in the average revenue for handset sales to new prepaid customers and a 24.3% increase in the number of upgrades, led to a 5.3% growth in revenue related to acquisition and retention activities to £1,743 million.

44	Vodafone Group Plc Annual Report 2007

Back to Contents

Performance

Adjusted operating profit
Adjusted operating profit increased by 12.5% to £9,399 million, comprising organic growth of 11.8%, favourable exchange rate movements of 1.1% partly offset by a 0.4% decline due to the acquisition and disposal activity during the year.

Interconnect costs increased by 8.3% on an organic basis, as strong growth in outgoing voice usage was partially offset by cuts in termination rates in a number of markets and an increased proportion of outgoing traffic being to other Vodafone customers, which did not result in interconnect expense. The rise in the number of upgrades and the increased cost of upgrading customers to 3G were the primary contributors to a 7.7% organic growth in acquisition and retention costs, to £4,859 million. Operating expenses as a percentage of service revenue for the 2006 financial year were comparable to the 2005 financial year at 22.8%.

The charge relating to the amortisation of acquired intangible assets was £157 million following acquisitions in the Czech Republic, India, Romania and South Africa in the 2006 financial year. Depreciation and other amortisation increased, principally due to the net impact of the acquisitions and disposal in the 2006 financial year and the ongoing expansion of 3G networks.

The Group’s share of the results in associated undertakings, before amounts related to business acquisitions and disposals, grew by 21.5% after the deduction of interest, tax and minority interest, primarily due to growth at Verizon Wireless in the US. The Group’s share of the result in Verizon Wireless increased by 25.5% to £2,112 million, before deduction of interest, tax and minority interest, with a particularly strong performance in the second half of the 2006 financial year.

Impairment losses
The Group recorded an impairment charge to the carrying value of goodwill in the 2006 financial year of £23,515 million in respect of the Group’s operations in Germany (£19,400 million) and Italy (£3,600 million) reflecting a revision of the Group’s view of the prospects for these businesses, particularly in the medium to long term, and a further £515 million in respect of the Swedish business following the announcement of its disposal. An impairment loss was recognised in the 2005 financial year of £475 million in respect of the Group’s Swedish operations and reflected fierce competition along with onerous 3G licence obligations.

Investment income and financing costs

	2006	2005	Change
	£m	£m	%

Net financing costs before dividends
from investments	(318)	(293)	8.5
Potential interest charges arising on
settlement of outstanding tax issues	(329)	(245)	34.3
Changes in the fair value of equity put
rights and similar arrangements	(161)	(67)	140.3
Dividends from investments	41	19	115.8

Net financing costs	(767)	(586)	30.9

Net financing costs before dividends from investments increased by 8.5% to £318 million as an increase in average net debt compared to the 2005 financial year was partially offset by gains on mark to market adjustments on financial instruments in the 2006 financial year.

Potential interest charges arising on the settlement of outstanding tax issues represents the Group’s estimate of any interest that may be due to tax authorities when the issues are settled. This charge varies due to the interest rates applied by the tax authorities, the timing of tax payments and the status of discussions on tax issues with the relevant tax authorities. At 31 March 2006, the provision for potential interest charges arising on settlement of outstanding tax issues was £896 million.

The change in the fair value of equity put rights and similar arrangements comprised the fair value movement in relation to the potential put rights held by Telecom Egypt over its 25.5% interest in Vodafone Egypt and the fair value of a financial liability in relation to the minority partners of Arcor, the Group’s non-mobile operation in Germany. Further details in respect of these arrangements are provided in the section titled “Performance – Financial Position and Resources” and in note 24 to the Consolidated Financial Statements.

Taxation
The effective tax rate for the year to 31 March 2006 was (16.0)% compared to 25.7% for the 2005 financial year. The negative effective tax rate arose as a result of the £23,515 million impairment losses recognised in the 2006 financial year. These losses were not expected to be deductible for tax purposes so were not expected to create a future benefit. The effective tax rate, exclusive of the impairment losses, was 27.5% for the 2006 financial year, which is lower than the Group’s weighted average tax rate as a result of the repurchase of shares in Vodafone Italy and favourable tax settlements, but had increased compared to the 2005 financial year as the 2005 financial year benefited from finalising the reorganisation of the Group’s German operations.

Basic loss per share
Basic earnings per share from continuing operations fell from 8.12 pence to a loss per share of 27.66 pence for the 2006 year. The basic loss per share was after a charge of 37.56 pence per share in relation to an impairment of the carrying value of goodwill, a further charge of 0.26 pence per share for the change in fair value of equity put rights and similar arrangements, and a credit of 0.05 pence per share for amounts relating to business acquisitions and disposals.

(Loss)/profit for the financial year from discontinued operations

	2006	2005	Change
	£m	£m	%

Revenue	7,268	7,395	(1.7)

Adjusted operating profit	455	664
Impairment loss	(4,900)	–

Operating (loss)/profit	(4,445)	664
Non-operating income and expense	–	13
Net financing costs	(3)	(11)

(Loss)/profit before taxation	(4,448)	666
Income tax (expense)/income(1)	(140)	436

(Loss)/profit for the financial year	(4,588)	1,102

Note:
(1)	Included a deferred tax credit of £599 million in the year to 31 March 2005 in respect of losses in Vodafone Holdings K.K. which became eligible for offset against profits of Vodafone K.K. following the merger of the two entities on 1 October 2004.

On 17 March 2006, the Group announced that an agreement had been reached to sell its 97.68% interest in Vodafone Japan to SoftBank. This resulted in the Group’s operations in Japan being classified as an asset held for sale and being presented as a discontinued operation. The disposal was completed on 27 April 2006.

Following the announcement on 17 March 2006, the Group recognised an impairment loss of £4,900 million in respect of Vodafone Japan. The recoverable amount of Vodafone Japan was determined as the fair value less costs to sell.

Vodafone Group Plc Annual Report 2007	45

Back to Contents

Operating Results
continued
Europe
										% change
	Germany	Italy	Spain	UK	Arcor	Other	Eliminations	Europe
	£m	£m	£m	£m	£m	£m	£m	£m	£	Organic

Year ended 31 March 2006
Voice revenue	4,304	3,472	3,093	3,642	–	3,672	(356)	17,827	2.3	3.2
Messaging revenue	815	526	328	674	–	507	(14)	2,836	7.2	7.6
Data revenue	275	172	194	252	–	170	(40)	1,023	46.4	48.8
Fixed line operator and DSL revenue	–	–	–	–	1,305	–	(34)	1,271	21.7	16.7

Total service revenue	5,394	4,170	3,615	4,568	1,305	4,349	(444)	22,957	5.2	5.9
Acquisition revenue	185	94	269	285	15	170	–	1,018
Retention revenue	61	84	105	60	–	124	–	434
Other revenue	114	15	6	135	–	54	–	324

Total revenue	5,754	4,363	3,995	5,048	1,320	4,697	(444)	24,733	4.7	5.6
Interconnect costs	(732)	(681)	(634)	(862)	(368)	(906)	444	(3,739)	4.9	4.8
Other direct costs	(281)	(241)	(329)	(355)	(187)	(273)	–	(1,666)	6.5	7.0
Acquisition costs	(551)	(172)	(543)	(665)	(147)	(423)	–	(2,501)	1.9	2.7
Retention costs	(410)	(177)	(354)	(455)	-	(356)	–	(1,752)	14.4	15.9
Operating expenses	(1,077)	(822)	(762)	(1,088)	(390)	(1,104)	–	(5,243)	8.1	9.3
Acquired intangibles amortisation	–	–	–	–	–	(2)	–	(2)
Purchased licence amortisation	(342)	(74)	(69)	(333)	–	(66)	–	(884)
Depreciation and other amortisation	(865)	(524)	(336)	(592)	(89)	(594)	–	(3,000)
Share of result in associates	–	–	–	–	–	5	–	5

Adjusted operating profit	1,496	1,672	968	698	139	978	-	5,951	2.7	3.5

Year ended 31 March 2005
Voice revenue	4,358	3,492	2,558	3,672	–	3,673	(329)	17,424
Messaging revenue	774	467	269	671	–	466	(2)	2,645
Data revenue	188	132	136	155	–	119	(31)	699
Fixed line operator and DSL revenue	–	–	–	–	1,090	–	(46)	1,044

Total service revenue	5,320	4,091	2,963	4,498	1,090	4,258	(408)	21,812
Acquisition revenue	186	108	221	322	5	200	–	1,042
Retention revenue	56	60	75	68	–	130	–	389
Other revenue	122	14	2	177	–	56	–	371

Total revenue	5,684	4,273	3,261	5,065	1,095	4,644	(408)	23,614
Interconnect costs	(734)	(701)	(540)	(771)	(334)	(894)	408	(3,566)
Other direct costs	(314)	(232)	(263)	(367)	(119)	(270)	–	(1,565)
Acquisition costs	(534)	(179)	(467)	(710)	(113)	(452)	–	(2,455)
Retention costs	(386)	(134)	(247)	(459)	-	(305)	–	(1,531)
Operating expenses	(1,071)	(747)	(608)	(1,049)	(360)	(1,016)	–	(4,851)
Acquired intangibles amortisation	–	–	–	–	–	–	–	–
Purchased licence amortisation	(342)	(74)	(69)	(333)	–	(65)	–	(883)
Depreciation and other amortisation	(830)	(512)	(292)	(597)	(105)	(634)	–	(2,970)

Adjusted operating profit	1,473	1,694	775	779	64	1,008	–	5,793

Change at constant exchange rates	%	%	%	%	%	%
Voice revenue	(1.3)	(0.7)	20.9	(0.8)	–	0.2
Messaging revenue	5.2	12.7	22.0	0.4	–	9.0
Data revenue	47.0	29.9	43.7	62.6	–	42.9
Fixed line and DSL revenue	–	–	–	–	19.9	–

Total service revenue	1.4	1.8	22.0	1.6	19.9	2.3
Acquisition revenue	–	(12.7)	22.4	(11.5)	187.5	(14.6)
Retention revenue	10.0	41.4	40.2	(11.8)	–	(3.9)
Other revenue	(6.9)	2.6	150.0	(23.7)	–	(3.6)

Total revenue	1.2	2.0	22.6	(0.3)	20.7	1.4
Interconnect costs	(0.3)	(3.1)	17.5	11.8	10.0	1.5
Other direct costs	(10.3)	3.8	25.4	(3.3)	56.6	1.5
Acquisition costs	3.4	(3.9)	16.8	(6.3)	30.3	(5.8)
Retention costs	6.3	32.4	43.8	(0.9)	–	17.5
Operating expenses	0.7	10.1	25.6	3.7	8.1	9.0
Acquired intangibles amortisation	–	–	–	–	–	–
Purchased licence amortisation	–	–	–	–	–	1.5
Depreciation and other amortisation	4.3	2.0	14.8	(0.8)	(14.2)	(5.7)

Adjusted operating profit	1.3	(1.3)	24.6	(10.4)	122.8	(3.4)

46	Vodafone Group Plc Annual Report 2007

Back to Contents

Performance

Mobile telecommunications KPIs
		Germany	Italy	Spain	UK	Other	Europe

Closing customers (’000)	2006	29,191	18,490	13,521	16,304	15,692	93,198
	2005	27,223	17,280	11,472	15,324	15,691	86,990

Average monthly ARPU	2006	€23.3	€28.5	€35.6	£24.0	£22.0
	2005	€24.9	€29.9	€34.5	£25.5	£23.3

Annualised blended churn (%)	2006	20.2%	18.7%	20.9%	32.1%	24.2%
	2005	18.3%	17.2%	21.9%	29.7%	24.8%

Closing 3G devices (’000)	2006	2,025	2,250	902	1,033	1,230	7,440
	2005	358	511	88	190	253	1,400

Voice usage (millions of minutes)	2006	26,787	29,604	23,835	28,059	27,648	135,933
	2005	23,560	28,170	17,793	25,486	24,894	119,903

See page 159 for definition of terms

The Europe region experienced increased competition during the 2006 financial year, with many markets impacted by new market entrants whilst penetration rates were close to, or exceeding, 100% in many of the European markets. Regulator-imposed rate reductions on incoming calls were also announced in all European markets except Albania.

In the Europe region, total revenue increased by 4.7%, or by 5.6% on an organic basis. This was mainly due to a 7.1% increase in the customer base since 31 March 2005, a 13.4% increase in total voice usage and strong data growth, driven by successful usage stimulation programmes and innovative services, partially offset by pressures on pricing and termination rate cuts.

Service revenue increased in the Europe region by 5.2%, or by 5.9% on an organic basis, mainly due to growth in the customer base which was partially offset by a decline in ARPU, with Spain and Arcor achieving particularly strong growth. In Spain, the launch of attractive tariffs, successful promotional campaigns and the offer of an appealing handset portfolio increased the average customer base and encouraged growth of 44.0% in total voice usage, which contributed to a rise in service revenue of 22.0%, in local currency. In Arcor, service revenue increased by 20.7% in local currency due to customer and usage growth, partially offset by tariff decreases in a competitive market.

In Germany, service revenue increased by 1.4% in local currency as the benefits of a larger customer base and increases in messaging and data revenue were partly offset by the effect of termination rate cuts and reduced voice pricing as a result of aggressive competition. In Italy, local currency service revenue rose by 1.8%, reflecting the continuing growth in non-voice services as voice revenue declined marginally following a termination rate cut. Excluding the impact of the termination rate cut, service revenue increased by 5.2% in local currency. In the UK, service revenue increased by 1.6%, benefiting from an increase in the average customer base of 7.8%, partially offset by falling ARPU and the effect of a termination rate cut, notwithstanding a rise in voice usage. Excluding the impact of the termination rate cut, service revenue increased by 3.2% . In Other Europe, service revenue increased by 2.1%, or by 5.4% on an organic basis, mainly driven by Greece where service revenue increased by 9.4% due to a 13.6% increase in the average customer base, offset by falling ARPU mainly due to a termination rate cut of 16.8% in September 2004, and in Ireland, where service revenue increased by 5.9% due to a 5.9% increase in the average customer base and a 9.2% increase in total voice usage.

Voice revenue
Voice revenue rose by 2.3%, or by 3.2% on an organic basis, with Spain as the main contributor. Spain experienced a 20.9% increase in voice revenue in local currency which was driven by the increase in the customer base and the increase in total voice usage, which was encouraged by the launch of attractive tariffs and successful promotional campaigns, partially offset by the impact of the 10.6% cut in the termination rate in November 2005.

In Germany, voice revenue decreased by 1.3%, driven by a termination rate cut in December 2005 from 13.2 to 11.0 eurocents per minute, and by reduced voice pricing resulting from increasing competition, partly offset by increased voice usage by 13.7% which was driven by new prepaid tariffs, including a low priced internet only offer, and ongoing promotional activity such as an offer which allowed prepaid customers to pay a fixed charge for calls to fixed lines and other Vodafone customers which was taken up by more than one and a quarter million customers. These offers and promotions also assisted in increasing the average customer base by 8.4%.

In Italy, voice revenue in local currency decreased by 0.7% driven by an average 20.5% reduction in termination rates from September 2005, partly offset by a 5.1% increase in voice usage, which was the result of strong promotional activities such as free calls after the first minute and the increase in the customer base.

In the UK, the effect of the termination rate cut in September 2004 was a decline in voice revenue of 0.8%, although this was partially offset by a rise in total voice usage of 10.1% driven by new customer promotions such as Stop the Clock and a rise in the average customer base of 7.8%.

In Other Europe, voice revenue remained stable as the effect of the sale of the Group’s operations in Sweden was offset by organic growth of 3.4%.

Non-voice revenue
Messaging revenue rose by 7.2%, or 7.6% on an organic basis. The increase was mainly driven by Italy and Spain, where strong promotional activities, which encouraged usage growth, and the increased customer bases, increased messaging revenue by 12.7% and 22.0% respectively.

Data revenue increased by 46.4%, or 48.8% on an organic basis, with the primary driver being the additional 6.0 million 3G devices registered on the Group’s networks in the Europe region since 31 March 2005, bringing the total to 7.4 million devices at 31 March 2006.

In Germany, data revenue increased by 47.0% in local currency, with Vodafone maintaining its leadership in the 3G market, demonstrated by Vodafone live! with 3G customers generating over 3.1 million full track music downloads in the 2006 financial year for Vodafone, more than any other mobile network operator in Germany. The number of active Vodafone live! devices continued to increase, with 28.3% growth in the 2006 financial year. In the business segment, there were 241,000 Vodafone Mobile Connect 3G/GPRS data cards and 226,000 wireless push e-mail enabled devices registered on the network at 31 March 2006.

In Italy, increased penetration of 3G devices, a focus on retaining high value customers, increased usage of Vodafone live! and Vodafone Mobile Connect data cards and attractive data promotions were the main contributors to 29.9% growth in data revenue in local currency.

In Spain, the growth of 43.7% in data revenue in local currency was due to an increase of 814,000 in the number of registered 3G devices and the success of data solutions, which have contributed to Vodafone leading the 3G market in Spain, along with an 84.3% increase in the number of Vodafone live! devices.

In the UK, growth of 843,000 over the financial year in registered 3G devices and the continued success of Vodafone Mobile Connect data cards and

Vodafone Group Plc Annual Report 2007	47

Back to Contents

Operating Results
continued

wireless push e-mail devices contributed to data revenue increasing by 62.6% .

In Other Europe, data revenue increased by 42.9% mainly as a result of increased penetration of data services in Greece, Ireland, the Netherlands and Portugal.

Adjusted operating profit
Adjusted operating profit in the Europe region increased by 2.7%, or by 3.5% on an organic basis, with the disposal of Sweden and foreign exchange movements being the primary differences.

In Germany, overall cost efficiencies, counteracted by investments in customer acquisition and retention and an increase in Group charges for the use of the brand and related trademarks, led to an increase in adjusted operating profit of 1.3% in local currency. Acquisition costs increased by 3.4% due to increased total gross additions and the growth in 3G customers. Interconnect costs decreased by 0.3%, as the termination rate cuts in the 2006 and 2005 financial years more than offset the effect of higher voice usage. An increase in the number of customer upgrades resulted in a 6.3% increase in retention costs. Adjusted operating profit was further impacted by additional depreciation charges from continued 3G network deployment.

In Italy, adjusted operating profit fell by 1.3% in local currency due to the impact of an increase in Group charges for the use of brand and related trademarks, investment in customer acquisition and retention and higher marketing spend in response to the competitive pressures, along with the increased costs from the continued roll out of the 3G network. Strong upgrade activities and a focus on high value customers in response to aggressive competition led to the rise in retention costs, whilst handset promotions adversely impacted acquisition costs, especially in the first half of the 2006 financial year. Interconnect costs fell due to the cut in termination rates combined with promotions focusing on calls to other Vodafone and fixed-line numbers, which incurred lower interconnect costs, especially in the second half of the 2006 financial year. Other direct costs increased 3.8%, primarily as a result of an increase in content provision costs arising from the increase in data service usage.

In Spain, adjusted operating profit increased as a percentage of service revenue, as cost reductions were only partially offset by the impact of the increased Group charge for use of the brand and related trademarks. Interconnect costs fell as a proportion of service revenue, due to promotions which encouraged calls to be made to Vodafone and fixed-line numbers, which incur lower interconnect costs, and the cut in termination rates. A higher proportion of prepaid gross customer additions, which had a lower per unit acquisition cost, particularly in the first half of the 2006 financial year, led to acquisition costs falling as a proportion of service revenue compared to the 2005 financial year. These relative cost reductions were offset by the cost of upgrading customers to 3G handsets, migrating prepaid customers to contract tariffs and a larger customer base, reflected in a 43.8% increase in retention costs. Other direct costs increased, mainly due to increased content provision costs resulting from higher usage of the expanded offering on the Vodafone live! platform.

In the UK, the rise in interconnect costs and the cost of one-off call centre closures, as well as an increase in Group charges for use of the brand and related trademarks, were partially offset by efficiencies in overheads and acquisition and retention costs, leading to a fall in adjusted operating profit of 10.4% .. Interconnect costs increased by 11.8%, following an increase in total usage, combined with an increase in the proportion of voice calls made to customers of other mobile network operators, as customers optimise cross-network bundled tariffs, partially offset by the termination rate cut. Despite higher gross additions and upgrades, especially in the first half of the 2006 financial year, and a higher proportion of 3G connections, acquisition costs decreased by 6.3% and retention costs were kept stable with the 2005 financial year, mainly due to an increase in direct sales activity, SIM only promotions and a higher proportion of prepaid additions with lower subsidies. Operating expenses were lower than the 2005 financial year, excluding one-off call centre closures and the increase in Group charges for use of the brand and related trademarks, driven by the continued benefits of a structured cost reduction plan.

In Other Europe, adjusted operating profit decreased by 3.0%, driven by a decline of 4.1% due to the disposal of the Group’s operations in Sweden, partially offset by a 0.4% favourable movement in exchange rates, and a 0.7% increase in organic adjusted operating profit.

48	Vodafone Group Plc Annual Report 2007

Back to Contents

Performance

EMAPA

	Eastern	Middle East,		Associates	Associates			% change
	Europe	Africa & Asia	Pacific	US	Other	EMAPA
	£m	£m	£m	£m	£m	£m	£	Organic

Year ended 31 March 2006
Voice revenue	1,176	1,503	957			3,636	52.0	19.3
Messaging revenue	146	91	217			454	62.1	27.8
Data revenue	36	12	38			86	132.4	95.0
Fixed line operator and DSL revenue	–	19	–			19

Total service revenue	1,358	1,625	1,212			4,195	54.9	20.9
Acquisition revenue	54	147	76			277
Retention revenue	13	–	1			14
Other revenue	10	12	46			68

Total revenue	1,435	1,784	1,335			4,554	52.5	19.4
Interconnect costs	(296)	(251)	(247)			(794)	69.7	31.0
Other direct costs	(77)	(159)	(206)			(442)	48.8	26.2
Acquisition costs	(148)	(198)	(121)			(467)	28.3	6.7
Retention costs	(51)	(48)	(40)			(139)	44.8	10.2
Operating expenses	(335)	(359)	(359)			(1,053)	61.5	24.5
Acquired intangibles amortisation	(121)	(33)	(1)			(155)
Purchased licence amortisation	(13)	(34)	(16)			(63)
Depreciation and other amortisation	(218)	(179)	(205)			(602)
Share of result in associates	–	–	–	1,732	666	2,398

Adjusted operating profit	176	523	140	1,732	666	3,237	22.4	18.0

Year ended 31 March 2005
Voice revenue	472	1,064	856			2,392
Messaging revenue	55	62	163			280
Data revenue	9	5	23			37
Fixed line operator and DSL revenue	–	–	–

Total service revenue	536	1,131	1,042			2,709
Acquisition revenue	31	126	64			221
Retention revenue	3	–	1			4
Other revenue	3	11	39			53

Total revenue	573	1,268	1,146			2,987
Interconnect costs	(121)	(174)	(173)			(468)
Other direct costs	(33)	(113)	(151)			(297)
Acquisition costs	(98)	(151)	(115)			(364)
Retention costs	(16)	(55)	(25)			(96)
Operating expenses	(127)	(240)	(285)			(652)
Acquired intangibles amortisation	–	–	–			–
Purchased licence amortisation	(10)	(18)	(7)			(35)
Depreciation and other amortisation	(78)	(142)	(190)			(410)
Share of result in associates	–	–	–	1,354	626	1,980

Adjusted operating profit	90	375	200	1,354	626	2,645

Change at constant exchange rates	%	%	%	%	%
Voice revenue	142.0	35.3	6.0
Messaging revenue	156.1	40.0	26.2
Data revenue	300.0	140.0	58.3
Fixed line operator and DSL revenue	–	–	–

Total service revenue	146.0	37.6	10.3
Acquisition revenue	74.2	14.0	11.8
Retention revenue	333.3	–	–
Other revenue	233.3	–	9.5

Total revenue	143.6	34.9	10.3
Interconnect costs	138.7	38.7	35.7
Other direct costs	133.3	33.6	29.6
Acquisition costs	48.0	29.4	–
Retention costs	200.0	(14.3)	48.1
Operating expenses	157.7	44.2	19.3
Acquired intangibles amortisation	–	–	–
Purchased licence amortisation	30.0	78.9	128.6
Depreciation and other amortisation	175.9	20.1	2.0

Adjusted operating profit	83.3	32.1	(32.9)	23.9	7.8

Vodafone Group Plc Annual Report 2007	49

Back to Contents

Operating Results
continued

Mobile telecommunications KPIs
				2006				2005

	Eastern	Middle East,			Eastern	Middle East,
	Europe	Africa & Asia	Pacific	EMAPA	Europe	Africa & Asia	Pacific	EMAPA

Closing customers (’000)	12,579	21,884	5,346	39,809	4,188	10,560	4,698	19,446
Average monthly ARPU	£10.8	£9.0	£19.7		£11.7	£10.7	£19.6
Annualised blended churn (%)	23.6%	34.6%	39.2%		24.3%	23.3%	36.7%
Closing 3G devices (’000)	135	–	281	416	–	–	–	–
Voice usage (millions of minutes)	13,302	18,300	9,811	41,413	4,500	11,658	7,078	23,236

See page 159 for definition of terms

The EMAPA region continued to grow strongly due to a combination of a focus on existing operations where the potential for creating additional value is strong, as well as the contribution of stake increases in South Africa and Romania and acquisitions during the 2006 financial year in India and the Czech Republic.

Revenue
Total revenue increased by 52.5%, or by 19.4% on an organic basis, driven by organic service revenue growth of 20.9% . The stake increases in Romania and South Africa and the acquisitions in India and the Czech Republic increased reported total revenue by 26.5%, while favourable exchange rates increased total revenue growth by 6.6%.

Eastern Europe
The key drivers behind the growth in service revenue in Eastern Europe were the acquisitions in the Czech Republic and the increase in the Group’s stake in Romania. On an organic basis, service revenue growth of 25.7% was achieved, primarily due to strong service revenue growth of 39.0% in local currency in Romania, which assumes the Group’s increased equity interest was reflected in the whole of the 2006 and 2005 financial years.

Middle East, Africa and Asia
Service revenue growth was 43.7%, or 26.0% on an organic basis. The increased stake in South Africa and the acquisition in India were responsible for an 11.6% increase in service revenue. The organic increase was predominantly a result of a rise in the average prepaid customer base of 82.0% in Egypt, which was driven by new innovative tariffs improving access and affordability in the market place, and resulted in service revenue growth in Egypt of 36.2% . Organic growth in South Africa was 21.8%, mostly a result of significant prepaid additions which contributed to an increase in total voice usage of 23.6%.

Pacific
Service revenue growth was 16.3%, or 10.3% on an organic basis. In Australia the popularity of the capped plans had resulted in a significant 49.0% increase in total voice usage and an increase in its customer base of 16.0%, resulting in local currency service revenue growth of 11.8% . 3G services were launched on 31 October 2005, with strong uptake resulting in 171,000 consumer 3G devices being registered on the network by 31 March 2006.

New Zealand achieved service revenue growth of 8.5%, driven by a 12.3% growth in the average customer base, due principally to the launch of competitive promotions during the 2006 financial year. 3G services were launched on 10 August 2005, with 103,000 3G devices registered by the end of the financial year.

Adjusted operating profit
Adjusted operating profit increased by 22.4%, or by 18.0% on an organic basis. Favourable exchange rates increased growth by 3.5%, while the impact of the increased stakes in Romania and South Africa and the acquisitions in India and the Czech Republic increased growth by 0.9%.

Eastern Europe
Adjusted operating profit increased by 95.6%, or by 30.5% on an organic basis. The acquisition in the Czech Republic and the increased stake in Romania contributed 52.8% of the growth in the region, whereas the organic increase was a consequence of the rapid growth in the Group’s operations in Eastern Europe.

Middle East, Africa and Asia
Adjusted operating profit increased by 39.5%, or by 31.8% on an organic basis. This increase was largely a result of the growth experienced in Egypt and South Africa. In the Middle East, Africa and Asia region, total costs fell to 69.0% of total revenue compared to 71.0% in the 2005 financial year.

Pacific
Adjusted operating profit in the Pacific region declined by 30.0% largely due to increased competition in Australia, where the launch of capped price plans led to a large increase in voice usage which impacted interconnect costs. Additionally, higher depreciation and purchased licence amortisation charges were incurred during the year ended 31 March 2006 due to the launch of 3G services in Australia and New Zealand.

Associates
			2006		% change

	Verizon				Verizon
	Wireless	Other	Total		Wireless
Share of result of associates	£m	£m	£m	£	$

Operating profit	2,112	1,010	3,122	25.5	21.5
Interest	(204)	(23)	(227)	9.1	5.4
Tax	(116)	(329)	(445)	27.5	22.5
Minority interest	(60)	8	(52)	17.6	14.9

	1,732	666	2,398	27.9	23.8

					2005

			Verizon
			Wireless	Other	Total
Share of result of associates			£m	£m	£m

Operating profit			1,683	985	2,668
Interest			(187)	(10)	(197)
Tax			(91)	(357)	(448)
Minority interest			(51)	8	(43)

			1,354	626	1,980

The US mobile telecommunications market saw continued significant growth in customer numbers in the 2006 financial year, with penetration reaching an estimated 72% at 31 March 2006. In this environment, Verizon Wireless continued to increase its market share and improve its market leading margin performance.

Verizon Wireless outperformed its competitors with record net additions, increasing the proportionate customer base by 16.6% over the 2006 financial year to 23,530,000 and improving customer market share to approximately 25% whilst also maintaining the proportion of contract customers at 94.5% of the total customer base at 31 March 2006. The strong customer performance benefited from continuing improvements in customer loyalty, with a reduction in blended churn of 2.5 percentage points to 14.7% compared with the 2005 financial year, the lowest in the US mobile telecommunications industry.

In local currency, Verizon Wireless’ revenue increased by 14.9% due to the strong customer growth, partially offset by a fall in ARPU of 1.9% . The ARPU decline primarily resulted from an increase in the proportion of family share customers and voice tariff pricing changes implemented early in 2005, which included increases in the size of bundled minute plans.

50	Vodafone Group Plc Annual Report 2007

<<<<<<<

Back to Contents

Performance

Non-voice service revenue increased by more than 100% compared with the 2005 financial year and represented 8.9% of service revenue for the 2006 financial year. Continued increases in messaging revenue were augmented by strong growth from data products, including Verizon Wireless’ consumer broadband multimedia offering, wireless email and broadband data card service. At the end of the 2006 financial year, Verizon Wireless’ next-generation EV-DO network was available to about 150 million people, approximately half the US population. This investment paved the way for the launch of innovative new data services in areas such as full track music downloads and location based services.

In local currency, the Group’s share of Verizon Wireless’ operating profit increased by 21.5%, driven by revenue growth and a leading cost efficiency position in the US market. The Group’s share of the tax attributable to Verizon Wireless of £116 million for the year ended 31 March 2006 relates only to the corporate entities held by the Verizon Wireless partnership. The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.

Vodafone and Verizon Wireless were engaged in a number of joint projects, predominantly focusing upon bringing global services to their customers. The 2006 financial year saw the introduction of two new data roaming services for Verizon Wireless customers, in addition to the launch of new handsets for the global phone proposition, all of which leverage the Vodafone footprint.

Verizon Wireless continued to strengthen its spectrum position with the completion of the purchase of several key spectrum licences, including licences from Nextwave, Leap Wireless and Metro PCS and through participation in the FCC’s Auction 58, which took place in February 2005, with licences being granted in May 2005.

The other associates in the EMAPA region achieved growth of 6.4% in the share of results of associates which was primarily driven by SFR, the Group’s associated undertaking in France, which reported strong growth in revenue and operating profit, principally as a result of an 8.1% increase in average customers compared with the 2005 financial year. Usage of both voice and non-voice services increased in the year and SFR had a total of 5,268,000 Vodafone live! customers at 31 March 2006. SFR continues to grow its 3G base and at 31 March 2006 had registered 1,352,000 3G devices on its network. On 30 November 2005, the French competition authority fined SFR €220 million for engaging in anti-competitive agreements that distorted market competition.

Investments
China Mobile, in which the Group has a 3.27% stake, and is accounted for as an investment, grew its customer base by 21.9% in the year to 260.6 million at 31 March 2006. Dividends of £41 million were received in the 2006 financial year.

Common Functions

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

US GAAP Reconciliation
The principal differences between US GAAP and IFRS, as they relate to the Consolidated Financial Statements, are the accounting for goodwill and intangible assets before 29 September 2004, the accounting for income taxes, the capitalisation of interest and the timing of recognition of connection revenue and expenses.

In the year ended 31 March 2007, revenue from continuing operations under US GAAP was £25,359 million compared with revenue from continuing operations under IFRS of £31,104 million for the same period. The difference relates to the equity accounting of Vodafone Italy under US GAAP compared to proportionate consolidation under IFRS and the release of connection revenue deferred prior to the adoption of EITF 00-21 on 1 October 2003, which is required to be recognised over the period a customer is expected to remain connected to the network under US GAAP.

Net loss under US GAAP for the year ended 31 March 2007 was £4,325 million, compared with a loss for the financial year under IFRS of £5,297 million for the same period. The lower net loss under US GAAP was mainly driven by higher amortisation charges of other intangible assets and share of results in equity method investments, more than offset by income taxes and the reversal of impairment losses.

The reconciliation of the differences between IFRS and US GAAP is provided in note 38 to the Consolidated Financial Statements.

Vodafone Group Plc Annual Report 2007	51

Back to Contents

Financial Position and Resources

Balance Sheet

	2007	2006	Change
	£m	£m	%

Non-current assets
Intangible assets	56,272	69,118	(18.6)
Property, plant and equipment	13,444	13,660	(1.6)
Investments in associated undertakings	20,227	23,197	(12.8)
Other non-current assets	6,861	2,639	160.0

	96,804	108,614	(10.9)
Current assets	12,813	7,532	70.1
Assets included in disposal
group held for sale	–	10,592	–

Total assets	109,617	126,738	(13.5)

Total equity	67,293	85,312	(21.1)

Liabilities
Borrowings
– Long term	17,798	16,750	6.3
– Short term	4,817	3,448	39.7
Taxation liabilities
– Deferred tax liabilities	4,626	5,670	(18.4)
– Current taxation liabilities	5,088	4,448	14.4
Other non-current liabilities	954	951	0.3
Other current liabilities	9,041	7,616	18.7

	42,324	38,883	8.8

Liabilities included in disposal group held for sale	–	2,543	–

Total equity and liabilities	109,617	126,738	(13.5)

Non-current assets
Intangible assets
At 31 March 2007, the Group’s intangible assets were £56.3 billion, with goodwill comprising the largest element at £40.6 billion (2006: £52.6 billion). The balance has decreased from £69.1 billion at 31 March 2006 mainly as a result of an £11.6 billion impairment charge in the 2007 financial year in respect of the carrying value of goodwill of Germany and Italy. Refer to note 10 to the Consolidated Financial Statements for further information on the impairment losses.

Property, plant and equipment
Property, plant and equipment decreased from £13.7 billion at 31 March 2006 to £13.4 billion at 31 March 2007, predominantly as a result of £3.4 billion of additions and a £0.2 billion increase due to acquisitions during the year, more than offset by £3.0 billion of depreciation charges, £0.5 billion of unfavourable foreign exchange movements, a £0.3 billion decrease to the change in the consolidation status in Bharti in India, and £0.1 billion due to disposals.

Investments in associated undertakings
The Group’s investments in associated undertakings decreased from £23.2 billion at 31 March 2006 to £20.2 billion at 31 March 2007, as a result of the £2.6 billion impact of the disposals of the Group’s associated undertakings in Belgium and Switzerland during the 2007 financial year, unfavourable foreign exchange movements of £2.3 billion and £0.8 billion of dividends received, partly offset by the £2.7 billion increase from the Group’s share of the results of its associates after the deductions of interest, tax and minority interest.

Other non-current assets
Other non-current assets mainly relates to other investments held by the Group, which totalled £5.9 billion at 31 March 2007 compared to £2.1 billion at 31 March 2006. The movement primarily represents a £1.6 billion increase due to the change in consolidation status of the Group’s investment in Bharti Airtel in India, an increase of £1.0 billion in the listed share price of China Mobile in which the Group has an equity investment, and investments in SoftBank, which arose on the disposal of Vodafone Japan.

Current assets
Current assets increased to £12.8 billion at 31 March 2007 from £7.5 billion at 31 March 2006, mainly as a result of increased cash holdings pending the completion of the Hutchison Essar acquisition.

Equity shareholders’ funds
Total equity shareholders’ funds decreased from £85.3 billion at 31 March 2006 to £67.3 billion at 31 March 2007. The decrease comprises primarily of redemptions under the B share scheme of £9.0 billion, equity dividends of £3.6 billion and the loss for the year of £5.3 billion. The decrease in equity resulting from the impact of unfavourable exchange rate movements was partly offset by unrealised holding gains on other investments discussed above.

Borrowings
Long term borrowings and short term borrowings increased to £22.6 billion from £20.2 billion mainly as a result of funding required for the completion of the Hutchison Essar acquisition.

Taxation liabilities
The deferred tax liability decreased from £5.7 billion at 31 March 2006 to £4.6 billion at 31 March 2007, which together with the £0.3 billion increase in deferred tax assets, arose mainly from a £0.7 billion tax credit to the income statement, a net £0.3 billion in relation to discontinued and deconsolidated operations, and £0.4 billion of favourable foreign exchange movements. Refer to note 6 of the Consolidated Financial Statements for further details.

Contractual Obligations
A summary of the Group’s principal contractual financial obligations is shown below. Further details on the items included can be found in the notes to the Consolidated Financial Statements.

	Payments due by period £m

Contractual obligations(1)(2)	Total	<1 year	1-3 years	3-5 years	>5 years

Borrowings(3)	29,824	5,712	7,005	4,573	12,534
Operating lease commitments(4)	3,775	718	1,009	688	1,360
Capital commitments(4)(5)	1,149	827	235	42	45
Purchase commitments(4)	1,281	885	261	110	25

Total contractual cash obligations(1)	36,029	8,142	8,510	5,413	13,964

Notes:		:
(1)	The above table of contractual obligations excludes commitments in respect of options over interests in Group businesses held by minority shareholders (see “Option agreements and similar arrangements”) and obligations to pay dividends to minority shareholders (see “Dividends from associated undertakings and investments, and dividends to minority shareholders”). Disclosures required by Financial Accounting Standards Board (“FASB”) Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, are provided in note 31 to the Consolidated Financial Statements. The table also excludes deferred tax liabilities and obligations under post employment benefit schemes, details of which are provided in notes 6 and 25 to the Consolidated Financial Statements, respectively.
(2)	On 8 May 2007, the Group acquired companies with interests in Hutchison Essar. See page 136 for further details.
(3)	See note 24 to the Consolidated Financial Statements.
(4)	See note 30 to the Consolidated Financial Statements.
(5)	Primarily related to network infrastructure.

52	Vodafone Group Plc Annual Report 2007

Back to Contents

Performance

Contingencies
Details of the Group’s contingent liabilities are included in note 31 of the Consolidated Financial Statements.

A number of Vodafone subsidiaries acquired 3G licences through auctions in 2000 and 2001. An appeal was filed by Vodafone Group Services Limited on behalf of Vodafone Limited, along with appeals filed by other UK mobile network operators which were granted a 3G licence, with the VAT and Duties Tribunal on 18 October 2003 for recovery of VAT on the basis that the amount of the licence fee was inclusive of VAT. The amount claimed by Vodafone Limited is approximately £888 million. In August 2004, these claims were referred, jointly, to the ECJ and a hearing took place on 7 February 2006. On 7 September 2006, the Advocate General’s opinion was released rejecting Vodafone’s claim. Whilst the Advocate General’s decision is not binding on the ECJ it is likely it will follow his opinion. A decision by the ECJ is expected this year. The Group has not recognised any amounts in respect of this matter to date. In addition, the Group has made claims for recovery of VAT in relation to 3G licence fees in other European jurisdictions.

Equity Dividends
The table below sets out the amounts of interim, final and total cash dividends paid or, in the case of the final dividend for the 2007 financial year, proposed, in respect of each financial year, indicated both in pence per ordinary share and translated, solely for convenience, into cents per ordinary share at the Noon Buying Rate on each of the respective payment dates for such interim and final dividends.

	Pence per ordinary share				Cents per ordinary share

Year ended 31 March	Interim	Final		Total	Interim	Final		Total

2003	0.7946	0.8983		1.6929	1.2939	1.4445		2.7384
2004	0.9535	1.0780		2.0315	1.7601	1.9899		3.7500
2005	1.91	2.16		4.07	3.60	4.08		7.68
2006	2.20	3.87		6.07	3.83	6.73		10.56
2007	2.35	4.41	(1)	6.76	4.61	8.68	(1)	13.28

Note:
(1)	The final dividend for the year was proposed on 29 May 2007 and is payable on 3 August 2007 to holders of record as of 8 June 2007. This dividend has been translated into US dollars at the Noon Buying Rate at 30 March 2007 for ADS holders, but will be payable in US dollars under the terms of the ADS depository agreement.

The Company has historically paid dividends semi-annually, with a regular interim dividend in respect of the first six months of the financial year payable in February and a final dividend payable in August. The Board of directors expect that the Company will continue to pay dividends semi-annually. In November 2006, the directors announced an interim dividend of 2.35 pence per share, representing a 6.8% increase over last year’s interim dividend.

In considering the level of dividends, the Board takes account of the outlook for earnings growth, operating cash flow generation, capital expenditure requirements, acquisitions and divestments, together with the amount of debt and share purchases.

Accordingly, the directors announced a final dividend of 4.41 pence per share, representing a 14.0% increase on last year’s final dividend.

The Board remains committed to its existing policy of distributing 60% of adjusted earnings per share by way of dividend but, in recognition of the earnings dilution arising from the acquisition of Hutchison Essar, it has decided that it will target modest increases in dividend per share in the near term until the payout ratio returns to 60%.

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

Liquidity and Capital Resources

Cash flows
The major sources of Group liquidity for the 2007 and 2006 financial years were cash generated from operations, dividends from associated undertakings, borrowings through short term and long term issuances in the capital markets and, particularly in the 2007 financial year, investment and business disposals. The Group does not use off-balance sheet special purpose entities as a source of liquidity or for other financing purposes.

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

The Group’s liquidity and working capital may be affected by a material decrease in cash flow due to factors such as reduced operating cash flow resulting from further possible business disposals, increased competition, litigation, timing of tax payments and the resolution of outstanding tax issues, regulatory rulings, delays in development of new services and networks, licences and spectrum payments, inability to receive expected revenue from the introduction of new services, reduced dividends from associates and investments or increased dividend payments to minority shareholders. Please see the section titled “Performance – Risk Factors, Seasonality and Outlook”, on pages 58 to 60. In particular, the Group anticipates a significant increase in cash tax payments and associated interest payments over the next two years due to the resolution of long standing tax issues.

The Group is also party to a number of agreements that may result in a cash outflow in future periods. These agreements are discussed further in “Option agreements and similar arrangements” at the end of this section.

Wherever possible, surplus funds in the Group (except in Albania, Egypt and Turkey) are transferred to the centralised treasury department through repayment of borrowings, deposits and dividends. These are then on-lent or contributed as equity to fund Group operations, used to retire external debt or invested externally.

Increase in cash in the year
During the 2007 financial year, the Group decreased its net cash inflow from operating activities by 12.8% to £10,328 million, including £10,193 million from continuing operations. The Group generated £6,127 million of free cash flow from continuing operations, a reduction of 4.5% on the previous financial year, and experienced an additional outflow of £8 million from discontinued operations. Free cash flow from continuing operations decreased from the prior financial year due to an increase in capital expenditure and higher interest payments.

Vodafone Group Plc Annual Report 2007	53

Back to Contents

Financial Position and Resources
continued

	2007	2006
	£m	£m

Net cash flows from operating activities	10,328	11,841
Continuing operations	10,193	10,190
Discontinued operations	135	1,651
Taxation	2,243	1,682
Purchase of intangible fixed assets	(899)	(690)
Purchase of property, plant and equipment	(3,633)	(4,481)
Disposal of property, plant and equipment	34	26

Operating free cash flow	8,073	8,378
Taxation	(2,243)	(1,682)
Dividends from associated undertakings	791	835
Dividends paid to minority shareholders
in subsidiary undertakings	(34)	(51)
Dividends from investments	57	41
Interest received	526	319
Interest paid	(1,051)	(721)

Free cash flow	6,119	7,119
Continuing operations	6,127	6,418
Discontinued operations	(8)	701
Net cash inflow/(outflow) from acquisitions and disposals	7,081	(3,587)
Other cash flows from investing activities	(92)	(56)
Equity dividends paid	(3,555)	(2,749)
Other cash flows from financing activities	(4,712)	(1,555)

Increase/(decrease) in cash in the year	4,841	(828)

Capital expenditure
During the 2007 financial year, £3,633 million was spent on property, plant and equipment, a decrease of 18.9% from the previous financial year.

The net cash outflow in intangible assets increased from £690 million in the previous financial year to £899 million in the current financial year, with the largest element being expenditure on computer software.

Dividends from associated undertakings and investments, and dividends to minority shareholders
Dividends from the Group’s associated undertakings are generally paid at the discretion of the Board of directors or shareholders of the individual operating companies and Vodafone has no rights to receive dividends, except where specified within certain of the companies’ shareholders’ agreements, such as with SFR, the Group’s associated undertaking in France. Similarly, the Group does not have existing obligations under shareholders’ agreements to pay dividends to minority interest partners of Group subsidiaries or joint ventures, except as specified below.

Included in the dividends received from associated undertakings and investments was an amount of £328 million (2006: £195 million) received from Verizon Wireless. Until April 2005, Verizon Wireless’ distributions were determined by the terms of the partnership agreement distribution policy and comprised income distributions and tax distributions. Since April 2005, tax distributions have continued. Current projections forecast that tax distributions will not be sufficient to cover the US tax liabilities arising from the Group’s partnership interest in Verizon Wireless until 2015 and, in the absence of additional distributions above the level of tax distributions during this period, will result in a net cash outflow for the Group. Under the terms of the partnership agreement, the board of directors has no obligation to provide for additional distributions above the level of the tax distributions. It is the current expectation that Verizon Wireless will continue to re-invest free cash flow in the business and reduce indebtedness.

During the year ended 31 March 2007, cash dividends totalling £450 million (2006: £511 million) were received from SFR in accordance with the shareholders’ agreement.

Verizon Communications Inc. (“Verizon Communications”) has an indirect 23.1% shareholding in Vodafone Italy and, under the shareholders’ agreement, the shareholders have agreed to take steps to cause Vodafone Italy to pay dividends at least annually, provided that such dividends would not impair the financial condition or prospects of Vodafone Italy including, without limitation, its credit rating. Vodafone Italy’s board of directors is considering the level of a dividend that may be paid during the 2008 financial year. No dividends were or have been proposed or paid by Vodafone Italy during or since the year ended 31 March 2007.

The Hutchison Essar shareholders’ agreement provides for the payment of dividends to minority partners under certain circumstances (see page 136 for further details on the Hutchison Essar acquisition).

Acquisitions and disposals
The Group received a net £6,989 million cash and cash equivalents from acquisition and disposal activities, including a net cash outflow of £92 million from the purchase and disposal of investments, in the year to 31 March 2007. The acquisitions are described in more detail under “Business – Business Overview – How We Developed”.

An analysis of the main transactions in the 2007 financial year, including the changes in the Group’s effective shareholding, is shown below:

£m

Acquisitions:
Telsim Mobil Telekomunikasyon Hizmetleri
(from nil to 100% of trade and assets)	(2,569)

Disposals:
Vodafone Japan (from 97.7% to nil)(1)	6,810
Belgacom Mobile (25% to nil)	1,343
Swisscom Mobile (25% to nil)	1,776

Other net acquisitions and disposals, including investments(1)	(371)

Total	6,989

Note:
(1)	Amounts are shown net of cash and cash equivalents acquired or disposed.

On disposal of Vodafone Japan to SoftBank on 27 April 2006, the Group received non-cash consideration with a fair value of approximately ¥0.23 trillion (£1.1 billion), comprised of preferred equity and a subordinated loan. Softbank also assumed external debt of approximately ¥0.13 trillion (£0.6 billion).

In December 2006, the subordinated loan was partly repaid by SoftBank, with the remaining portion refinanced with a new subordinated loan, and the terms of the preferred equity were improved. As a result of this refinancing, the Group recorded a gain of £86 million, which is reported in investment income.

Special distribution of £9 billion
On 17 March 2006, following the announcement of the sale of Vodafone Japan, the Group stated that it would make a special distribution to shareholders of approximately £6 billion. Consistent with the Group’s strategy of targeting a low single A credit rating over the long term, on 30 May 2006 the Group announced that it would return a further £3 billion to shareholders, resulting in a total distribution of approximately £9 billion in the form of a B share arrangement.

The B share arrangement was approved at an Extraordinary General Meeting of the Company on 25 July 2006. Payment in respect of redemption of the B share arrangement was made in August 2006 and February 2007 and all but £20 million of the total amount payable had been settled as at

54	Vodafone Group Plc Annual Report 2007

Back to Contents

Performance

31 March 2007. During such time that the remaining B shares are outstanding, they will accrue a non-cumulative dividend at the rate of 75% of sterling LIBOR, payable semi-annually in arrears until redemption. The Company has the right to redeem all remaining B shares by 5 August 2008.

Other returns
As a result of targeting a lower credit rating in May 2006 and the £9 billion special distribution, the Group has no current plans for further share purchases or other one-off shareholder returns. The Board will periodically review the free cash flow, anticipated cash requirements, dividends, credit profile and gearing of the Group and consider additional shareholder returns.

Treasury shares
The Companies Act 1985 permits companies to purchase their own shares out of distributable reserves and to hold shares with a nominal value not to exceed 10% of the nominal value of their issued share capital in treasury. If shares in excess of this limit are purchased they must be cancelled. Whilst held in treasury, no voting rights or pre-emption rights accrue and no dividends are paid in respect of treasury shares. Treasury shares may be sold for cash, transferred (in certain circumstances) for the purposes of an employee share scheme, or cancelled. If treasury shares are sold, such sales are deemed to be a new issue of shares and will accordingly count towards the 5% of share capital which the Company is permitted to issue on a non pre-emptive basis in any one year as approved by its shareholders at the AGM. The proceeds of any sale of treasury shares up to the amount of the original purchase price, calculated on a weighted average price method, is attributed to distributable profits which would not occur in the case of the sale of non-treasury shares. Any excess above the original purchase price must be transferred to the share premium account. The Company did not repurchase any of its own shares, between 1 April 2006 and 31 March 2007.

Shares purchased are held in treasury in accordance with section 162 of the Companies Act 1985. The movement in treasury shares during the financial year is shown below:

	Number
	million	£m

1 April 2006	6,133	8,198
Consolidation of shares	(762)	–
Re-issue of shares	(120)	(151)

31 March 2007	5,251	8,047

Funding

The Group’s consolidated net debt position for continuing operations is as follows:

	2007	2006
	£m	£m

Cash and cash equivalents (as presented in the consolidated cash flow statement)	7,458	2,932
Bank overdrafts	23	18
Cash and cash equivalents for discontinued operations	–	(161)

Cash and cash equivalents (as presented in the consolidated balance sheet)	7,481	2,789

Trade and other receivables(1)	304	310
Trade and other payables(1)	(219)	(219)
Short term borrowings	(4,817)	(3,448)
Long term borrowings	(17,798)	(16,750)

	(22,530)	(20,107)

Net debt as extracted from the consolidated balance sheet	(15,049)	(17,318)

Note:
(1)	Trade and other receivables and payables include certain derivative financial instruments (see notes 17 and 27 to the Consolidated Financial Statements).

At 31 March 2007, the Group had £7.5 billion of cash and cash equivalents, with the increase since 31 March 2006 being due to the funding requirements in relation to the completion of the Hutchison Essar transaction, which occurred on 8 May 2007. Cash and cash equivalents are held in accordance with the Group treasury policy.

The Group holds its cash and liquid investments in accordance with the counterparty and settlement risk limits of the Board approved treasury policy. The main forms of liquid investments at 31 March 2007 were money market funds, commercial paper and bank deposits.

Net debt decreased to £15,049 million, from £17,318 million at 31 March 2006, principally as a result of the cash flow items noted above, partly offset by equity dividend payments and £367 million of adverse foreign exchange movements. This represented approximately 16% of the Group’s market capitalisation at 31 March 2007 compared with 24% at 31 March 2006. Average net debt at month end accounting dates over the 12 month period ended 31 March 2007 was £15,631 million, and ranged between £9,835 million and £20,229 million during the year.

Consistent with the development of its strategy, the Group targets low single A long term credit ratings, with its current credit ratings being P-2/F2/A-2 short term and Baa1 stable/A- stable/A- stable long term from Moody’s, Fitch Ratings and Standard & Poor’s respectively. Following the acquisition of Hutchison Essar, Moody’s downgraded their long term credit rating for the Group from A3 to Baa1 on 16 May 2007. Credit ratings are not a recommendation to purchase, hold or sell securities, in as much as ratings do not comment on market price or suitability for a particular investor, and are subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently.

The Group’s credit ratings enable it to have access to a wide range of debt finance, including commercial paper, bonds and committed bank facilities.

Commercial paper programmes
The Group currently has US and euro commercial paper programmes of $15 billion and £5 billion, respectively, which are available to be used to meet short term liquidity requirements. At 31 March 2007, $26 million (£13 million) was drawn under the US commercial paper programme and €1,531 million (£1,040 million) and £50 million were drawn under the euro commercial paper programme. At 31 March 2006, $696 million (£400 million) was drawn under the US commercial paper programme and $80 million (£46 million) and £285 million were drawn under the euro commercial paper programme. The commercial paper facilities were supported by $10.9 billion (£5.6 billion) of committed bank facilities (see “Committed facilities” below), comprised of a $5.9 billion Revolving Credit Facility that matures on 24 June 2009 and a $5.0 billion Revolving Credit Facility that matures on 22 June 2012. At 31 March 2007 and 31 March 2006, no amounts had been drawn under either bank facility. On 8 May 2007, the Group’s $5.9 billion Revolving Credit Facility was extended to $6.1 billion and the $5.0 billion Revolving Credit Facility was extended to $5.2 billion.

Bonds
The Group has a €25 billion Euro Medium Term Note programme and a $12 billion US shelf programme, which are used to meet medium to long term funding requirements. At 31 March 2007, the total amounts in issue under these programmes split by currency were $16.5 billion, £1.5 billion, €9.3 billion and AUD 0.3 billion.

Vodafone Group Plc Annual Report 2007	55

Back to Contents

Financial Position and Resources
continued

In the year to 31 March 2007, bonds with a nominal value of £4.2 billion were issued under the US shelf and the Euro Medium Term Note programme. The bonds issued during the year were:

				US shelf/Euro
				Medium Term
			Amount	Note (“EMTN”)
Date of bond issue	Maturity of bond	Currency	Million	programme

14 June 2006	14 June 2016	EUR	300	EMTN
14 June 2006	13 January 2012	EUR	1,000	EMTN
10 August 2006	10 January 2013	AUD	265	EMTN
29 August 2006	13 January 2012	EUR	300	EMTN
5 September 2006	5 September 2013	EUR	850	EMTN
27 November 2006	14 June 2016	EUR	200	EMTN
30 January 2007	30 January 2009	EUR	300	EMTN
5 February 2007	5 February 2009	EUR	150	EMTN
15 February 2007	15 February 2010	EUR	300	EMTN
27 February 2007	27 February 2012	USD	500	US shelf
27 February 2007	27 February 2012	USD	500	US shelf
27 February 2007	27 February 2017	USD	1,300	US shelf
27 February 2007	27 February 2037	USD	1,200	US shelf

At 31 March 2007, the Group had bonds outstanding with a nominal value of £17,101 million.

On 31 May 2007 the Company agreed to issue €1,250m of bonds due on 6 June 2014 and €500m of bonds due on 6 June 2022 under the Euro Medium Term Note programme. The bonds were issued on 6 June 2007.

Committed facilities
The following table summarises the committed bank facilities available to the Group at 31 March 2007:

Committed Bank Facilities	Amounts drawn

24 June 2004
$5.9 billion Revolving Credit Facility, maturing 24 June 2009.	No drawings have been made against this facility. The facility supports the Group’s commercial paper programmes and may be used for general corporate purposes including acquisitions.

24 June 2005
$5.0 billion Revolving Credit Facility, maturing 22 June 2012.	No drawings have been made against this facility. The facility supports the Group’s commercial paper programmes and may be used for general corporate purposes including acquisitions.

21 December 2005
¥258.5 billion Term Credit Facility, maturing 16 March 2011, entered into by Vodafone Finance K.K. and guaranteed by the Company.	The facility was drawn down in full on 21 December 2005. The facility is available for general corporate purposes, although amounts drawn must be on-lent to the Company.

16 November 2006
€0.4 billion Loan Facility, maturing 14 February 2014	The facility was drawn down in full on 14 February 2007. The facility is available for financing capital expenditure in the Group’s Turkish operating company.

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

Substantially the same terms and conditions apply in the case of Vodafone Finance K.K.’s ¥258.5 billion term credit facility, although the change of control provision is applicable to any guarantor of borrowings under the term credit facility. As of 31 March 2007, the Company was the sole guarantor.

The terms and conditions of the €0.4 billion loan facility are similar to those of the $10.9 billion committed bank facilities, with the addition that, should the Group’s Turkish operating company spend less than the equivalent of $0.8 billion on capital expenditure, the Group will be required to repay the drawn amount of the facility that exceeds 50% of the capital expenditure.

Furthermore, two of the Group’s subsidiary undertakings are funded by external facilities which are non-recourse to any member of the Group other than the borrower, due to the level of country risk involved. These facilities may only be used to fund their operations. Vodafone Egypt has a partly drawn (EGP 1 billion (£89 million)) syndicated bank facility of EGP 3 billion (£268 million) that matures in March 2014. Vodafone Romania has a fully drawn €156 million (£106 million) syndicated bank facility that matures at various dates up to October 2010.

In aggregate, the Group has committed facilities of approximately £7,982 million, of which £5,842 million was undrawn and £2,140 million was drawn at 31 March 2007. On 8 May 2007, the Group’s $5.9 billion Revolving Credit Facility was extended to $6.1 billion and the $5.0 billion Revolving Credit Facility was extended to $5.2 billion.

The Group believes that it has sufficient funding for its expected working capital requirements. Further details regarding the maturity, currency and interest rates of the Group’s gross borrowings at 31 March 2007 are included in note 24 of the Consolidated Financial Statements.

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

Exercise of the option could have occurred in either one or both of two phases. The Phase I option expired in August 2004 without being exercised. The Phase II option may be exercised during the period commencing 30 days before and ending 30 days after 10 July 2007. Similar arrangements for 10 July 2006 expired unexercised. The Phase II option also limits the aggregate amount paid to $20 billion and caps the payments under single exercises to $10 billion. Determination of the market value of the Company’s interests will be by mutual agreement of the parties to the transaction or, if no such agreement is reached within 30 days of the

56	Vodafone Group Plc Annual Report 2007

Back to Contents

Performance

valuation date, by appraisal. If an initial public offering takes place and the common stock trades in a regular and active market, the market value of the Company’s interest will be determined by reference to the trading price of common stock.

In conjunction with the acquisition of Hutchison Essar, the Group entered into a share sale and purchase agreement with a Bharti group company regarding the Group’s 5.60% direct shareholding in Bharti Airtel. On 9 May 2007, a Bharti group company irrevocably agreed to purchase this shareholding and the Group expects to receive $1.6 billion in cash consideration for such shareholding by November 2008. The shareholding will be transferred in two tranches, the first before 31 March 2008 and the second by November 2008. Following the completion of this sale, the Group will continue to hold an indirect stake of 4.39% in Bharti Airtel.

Potential cash outflows
In respect of the Group’s interest in the Verizon Wireless partnership, an option granted to Price Communications, Inc. by Verizon Communications Inc. was exercised on 15 August 2006. Under the option agreement, Price Communications, Inc. exchanged its preferred limited partnership interest in Verizon Wireless of the East LP for 29.5 million shares of common stock in Verizon Communications Inc. Verizon Communications Inc. has the right, but not the obligation, to contribute the preferred interest to the Verizon Wireless partnership, diluting the Group’s interest. However, the Group also has the right to contribute further capital to the Verizon Wireless partnership in order to maintain its percentage partnership interest. Such amount, if contributed, would be $0.9 billion.

In respect of Arcor, the Group’s non-mobile operation in Germany, the capital structure provides all partners, including the Group, the right to withdraw capital from 31 December 2026 onwards and this right in relation to the minority partners has been recognised as a financial liability.

During the year, the Group entered into an agreement with the Essar Group, conditional on the completion of the Group’s acquisition of a controlling stake in Hutchison Essar. Under this agreement, the Essar Group was granted two put options over its interest in Hutchison Essar that may result in significant cash outflows for the Group (see page 136).

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

Vodafone Group Plc Annual Report 2007	57

Back to Contents

Risk Factors, Seasonality and Outlook

Risk Factors

Regulatory decisions and changes in the regulatory environment could adversely affect the Group’s business.
Because the Group has ventures in a large number of geographic areas, it must comply with an extensive range of requirements that regulate and supervise the licensing, construction and operation of its telecommunications networks and services. In particular, there are agencies which regulate and supervise the allocation of frequency spectrum and which monitor and enforce regulation and competition laws which apply to the mobile telecommunications industry. Decisions by regulators regarding the granting, amendment or renewal of licences, to the Group or to third parties, could adversely affect the Group’s future operations in these geographic areas. The Group cannot provide any assurances that governments in the countries in which it operates will not issue telecommunications licences to new operators whose services will compete with it. In addition, other changes in the regulatory environment concerning the use of mobile phones may lead to a reduction in the usage of mobile phones or otherwise adversely affect the Group. Additionally, decisions by regulators and new legislation, such as those relating to international roaming charges and call termination rates, could affect the pricing for, or adversely affect the revenue from, the services the Group offers. Further details on the regulatory framework in certain countries and regions in which the Group operates, and on regulatory proceedings can be found in “Business – Regulation”.

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

The focus of competition in many of the Group’s markets continues to shift from customer acquisition to customer retention as the market for mobile telecommunications has become increasingly penetrated. Customer deactivations are measured by the Group’s churn rate. There can be no assurance that the Group will not experience increases in churn rates, particularly as competition intensifies. An increase in churn rates could adversely affect profitability because the Group would experience lower revenue and additional selling costs to replace customers.

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
The Group’s operations depend in part upon the successful deployment of continuously evolving telecommunications technologies. The Group uses technologies from a number of vendors and makes significant capital expenditures in connection with the deployment of such technologies. There can be no assurance that common standards and specifications will be achieved, that there will be inter-operability across Group and other networks, that technologies will be developed according to anticipated schedules, that they will perform according to expectations or that they will achieve commercial acceptance. The introduction of software and other network components may also be delayed. The failure of vendor performance or technology performance to meet the Group’s expectations or the failure of a technology to achieve commercial acceptance could result in additional capital expenditures by the Group or a reduction in profitability.

Expected benefits from cost reduction initiatives may not be realised.
The Group has entered into several cost reduction initiatives principally relating to the outsourcing of IT application development and maintenance, data centre consolidation, supply chain management and a business transformation programme to implement a single, integrated operating model using one ERP system. However, there is no assurance that the full extent of the anticipated benefits will be realised.

Changes in assumptions underlying the carrying value of certain Group assets could result in impairment.
Vodafone completes a review of the carrying value of its assets annually, or more frequently where the circumstances require, to assess whether those carrying values can be supported by the net present value of future cash flows derived from such assets. This review examines the continued appropriateness of the assumptions in respect of highly uncertain matters upon which the carrying values of certain of the Group’s assets are based. This includes an assessment of discount rates and long term growth rates, future technological developments and timing and quantum of future capital expenditure, as well as several factors which may affect revenues and profitability identified within other Risk Factors in this section such as intensifying competition, pricing pressures, regulatory changes and the timing for introducing new products or services. Due to the Group’s substantial carrying value of goodwill under IFRS and licences under US GAAP, the revision of any of these assumptions to reflect current or anticipated changes in operations or the financial condition of the Group could lead to an impairment in the carrying value of certain assets in the Group. Whilst impairment does not impact reported cash flows, it does result in a non-cash charge on the income statement, and thus no assurance can be given that any future impairments would not affect the Company’s reported distributable reserves and therefore its ability to make distributions to its shareholders or repurchase its shares. See “Performance – Critical Accounting Estimates”.

The Group’s geographic expansion may increase exposure to unpredictable economic, political and legal risks.
Political, economic and legal systems in emerging markets historically are less predictable than in countries with more developed institutional structures. As the Group increasingly enters into emerging markets, the value of the Group’s investments may be adversely affected by political, economic and legal developments which are beyond the Group’s control.

Expected benefits from acquisitions may not be realised.
The Group has made significant acquisitions which are expected to deliver benefits resulting from the anticipated growth potential of the relevant markets. However, there is no assurance as to the successful integration of companies acquired by the Group or the extent to which the anticipated benefits resulting from the acquisitions will be achieved.

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

58	Vodafone Group Plc Annual Report 2007

Back to Contents

Performance

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
As part of its strategy, the Group will continue to offer new services to its existing customers and seek to increase non-voice service revenue as a percentage of total service revenue. However, the Group may not be able to introduce commercially these new services, or may experience significant delays due to problems such as the availability of new mobile handsets, higher than anticipated prices of new handsets or availability of new content services. In addition, even if these services are introduced in accordance with expected time schedules, there is no assurance that revenue from such services will increase ARPU or maintain profit margins.

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
Companies within the Group source their network infrastructure and related support services from third party suppliers. The removal from the market of one or more of these third party suppliers would adversely affect the Group’s operations and could result in additional capital expenditures by the Group.

Seasonality
The Group’s financial results have not, historically, been subject to significant seasonal trends.

Vodafone Group Plc Annual Report 2007	59

Back to Contents

Risk Factors, Seasonality and Outlook
continued

Outlook
The measures presented in the Group’s outlook have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. Further disclosures are provided in “Performance – Non-GAAP Information” on pages to 62 to 63 and below for proportionate measures.

2007 financial year
The following sets out the outlook provided by the Group in respect of the 2007 financial year and the Group’s actual performance:

	2007		2007
	Actual Performance		Outlook

Free cash flow	£6.1 billion	(1)	£4.7 to £5.2 billion
Capitalised fixed asset additions	£4.2 billion		£4.2 to £4.6 billion

Note:
(1)	Amount includes £0.5 billion benefit from timing differences and the deferral of payments originally expected in the year and is stated after £0.4 billion of tax payments, including associated interest, in respect of a number of long standing tax issues.

2008 financial year
The following sets out the Group’s outlook for the 2008 financial year:

	2008 Outlook	(1)(2)

Revenue growth	£33.3 billion to £34.1 billion

Adjusted operating profit	£9.3 billion to £9.8 billion

Capitalised fixed asset additions	£4.7 billion to £5.1 billion

Free cash flow	£4.0 billion to £4.5 billion

Notes:
(1)	This Outlook section contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Please refer to “Cautionary Statement Regarding Forward-Looking Statements” set out on page 61.
(2)	Includes assumption of average foreign exchange rates for the 2008 financial year of approximately Euro 1.47:£1 and US$1.98:£1. A substantial majority of the Group’s revenue, adjusted operating profit, capitalised fixed asset additions and free cash flow is denominated in currencies other than sterling, the Group’s reporting currency.

The Group’s outlook statement now reflects only statutory financial measures. Following completion of the Hutchison Essar transaction in India on 8 May 2007, its results will be fully consolidated into the Group’s results from that date and are therefore reflected in the outlook measures set out below. The Group’s outlook ranges reflect current expectations for average foreign exchange rates for the 2008 financial year.

Operating conditions are expected to continue to be challenging in Europe, with competition remaining intense and ongoing regulatory pressure, notwithstanding continued positive trends in data revenue and voice usage growth. Increasing market penetration continues to result in overall strong growth prospects for the EMAPA region.

Group revenue is expected to be in the range of £33.3 billion to £34.1 billion. Adjusted operating profit is expected to be in the range of £9.3 billion to £9.8 billion, with the Group EBITDA margin lower year on year. Total depreciation and amortisation charges are anticipated to be around £5.8 billion to £5.9 billion, higher than the 2007 financial year, primarily as a result of the Hutchison Essar acquisition.

The Group expects capitalised fixed asset additions to be in the range of £4.7 billion to £5.1 billion, including in excess of £1.0 billion in India.

Reported free cash flow is expected to be in the range of £4.0 billion to £4.5 billion. This is after taking into account £0.6 billion of expected tax payments and associated interest in respect of the potential settlement of a number of long standing tax issues, a net cash outflow of approximately £0.8 billion anticipated in respect of India and £0.5 billion from deferred payments and the reversal of certain timing differences that benefited the 2007 financial year. The outlook for free cash flow is stated including the impact of known spectrum or licence payments only.

The Group still expects that significant cash tax and associated interest payments may be made in the next two years in respect of long standing tax issues, although the timing of such payments remains uncertain. Within this timeframe, the Group continues to anticipate possible resolution to the application of the UK Controlled Foreign Company legislation to the Group.

The adjusted effective tax rate percentage is expected to be in the low 30s, slightly higher than the 2007 financial year and consistent with the Group’s longer term expectations.

Revenue stimulation and cost reduction in Europe
The Group continues to target delivering benefits equivalent to at least 1% additional revenue market share in the year compared with the 2005 financial year. Capitalised mobile fixed asset additions are expected to be 10% of mobile revenue for the year for the total of the Europe region and common functions.

The Group also expects mobile operating expenses to be broadly stable for the total of the Europe region and common functions when compared with the 2006 financial year on an organic basis, excluding the potential impact from developing and delivering new services and from any business restructuring costs.

60	Vodafone Group Plc Annual Report 2007

Back to Contents

Performance

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives. In particular, such forward-looking statements include statements with respect to Vodafone’s expectations as to launch and roll out dates for products, services or technologies offered by Vodafone; intentions regarding the development of products and services introduced by Vodafone or by Vodafone in conjunction with initiatives with third parties, including Yahoo! and Microsoft; the ability to integrate all operations throughout the Group and the ability to be operationally efficient; the benefits of acquisitions, including the Hutchison Essar acquisition; the development and impact of new mobile technology; growth in customers and usage, including growth in emerging markets; the Group’s expectations for revenue, adjusted operating profit, capitalised fixed asset additions and free cash flow for the 2008 financial year contained within the outlook statement on page 60 of this document, and expectations for the Group’s future performance generally, including average revenue per user (“ARPU”), costs, capital expenditures, operating expenditures and margins and non-voice services and their revenue contribution; share purchases; the rate of dividend growth by the Group or its existing investments; expectations regarding the Group’s access to adequate funding for its working capital requirements; expected effective tax rates and expected tax payments; the ability to realise synergies through revenue stimulation activities in Europe and cost reduction initiatives, including the IT AD&M programme, supply chain centralisation, data centre consolidation, network sharing and enterprise resource planning initiatives; future acquisitions and future disposals; contractual obligations; mobile penetration and coverage rates; the impact of regulatory and legal proceedings involving Vodafone; expectations with respect to long-term shareholder value growth; Vodafone’s ability to be a market leader in providing voice and data communications; overall market trends and other trend projections.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following:

•	changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services;

•	greater than anticipated competitive activity, from both existing competitors and new market entrants, including Mobile Virtual Network Operators (“MVNOs”), which could require changes to the Group’s pricing models, lead to customer churn and make it more difficult to acquire new customers and reduce profitability;

•	the impact of investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology;

•	slower than expected customer growth and reduced customer retention;

•	changes in spending patterns of existing customers;

•	the possibility that new products and services will not be commercially accepted or perform according to expectations or that vendors’ performance in marketing these technologies will not meet the Group’s requirements;

•	a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays;

•	the ability of the Group to harmonise mobile platforms and delays, impediments or other problems associated with the roll out and scope of new or existing products, services or technologies in new markets;

•	the ability of the Group to offer new services and secure the timely delivery of high quality, reliable network equipment and other key products from suppliers;
•	the Group’s ability to develop competitive data content and services that will attract new customers and increase average usage;

•	future revenue contributions of both voice and non-voice services;

•	greater than anticipated prices of new mobile handsets;

•	changes in the costs to the Group of or the rates the Group may charge for terminations and roaming minutes;

•	the Group’s ability to achieve meaningful cost savings and revenue improvements as a result of its cost reduction initiatives;

•	the ability to realise benefits from entering into partnerships for developing data and internet services and entering into service franchising and brand licensing;

•	the possibility that the pursuit of new, unexpected strategic opportunities may have a negative impact on the Group’s financial performance;

•	developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends;

•	any unfavourable conditions, regulatory or otherwise, imposed in connection with pending or future acquisitions or disposals and the integration of acquired companies in the Group’s existing obligations;

•	the risk that, upon obtaining control of certain investments, the Group discovers additional information relating to the businesses of that investment leading to restructuring charges or write-offs or other negative implications;

•	changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the EU regulating rates the Group is permitted to charge;

•	the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry;

•	the possibility that new marketing or usage stimulation campaigns or efforts and customer retention schemes are not an effective expenditure;

•	the possibility that the Group’s integration efforts do not reduce the time to market for new products or improve the Group’s cost position;

•	loss of suppliers or disruption of supply chains;

•	the Group’s ability to satisfy working capital requirements through borrowing in capital markets, bank facilities and operations;

•	changes in exchange rates, including particularly the exchange rate of pounds sterling to the euro and the US dollar;

•	changes in statutory tax rates and profit mix which would impact the weighted average tax rate;

•	changes in tax legislation in the jurisdictions in which the Group operates;

•	final resolution of open issues which might impact the effective tax rate; and

•	timing of tax payments relating to the resolution of open issues.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Performance – Risk Factors, Seasonality and Outlook” on pages 58 to 60. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Neither Vodafone nor any of its affiliates intends to update these forward-looking statements.

Vodafone Group Plc Annual Report 2007	61

Back to Contents

Non-GAAP Information

Adjusted Operating Profit
The Group presents operating profit excluding non-operating income of associates, impairment losses and other income and expense for the Group and the Group's reported segments. The Group believes that it is both useful and necessary to report these measures for the following reasons:

•	these measures are used by the Group for internal performance analysis;

•	the presentation by the Group's reported business segments of these measures facilitates comparability with other companies, although the Group's measures may not be comparable with similarly titled profit measurements reported by other companies; and

•	it is useful in connection with discussion with the investment analyst community and debt rating agencies.

Reconciliation of these measures to the closest equivalent GAAP measure, operating (loss)/profit, is provided in “Performance – Operating Results” beginning on page 34.

Organic Growth
The Group believes that “organic growth”, which is not intended to be a substitute, or superior to, reported growth, provides useful and necessary information to investors and other interested parties for the following reasons:

•	it provides additional information on underlying growth of the business without the effect of factors unrelated to the operating performance of the business;

•	it is used by the Group for internal performance analysis; and

•	it facilitates comparability of underlying growth with other companies, although the term “organic” is not a defined term under IFRS, or US GAAP, and may not, therefore, be comparable with similarly titled measures reported by other companies.

Reconciliation of organic growth to reported growth is shown below:

		Impact of	Impact of
	Organic	foreign	acquisitions and	Reported
	growth	exchange	disposals	growth
	%	%	%	%

Group
Voice revenue	2.5	(1.7)	3.7	4.5
Messaging revenue	7.0	(1.3)	3.4	9.1
Data revenue	30.7	(0.8)	0.2	30.1
Total service revenue	4.7	(1.6)	3.5	6.6
Total revenue	4.3	(1.6)	3.3	6.0

Europe
Voice revenue	(0.7)	(0.4)	(1.5)	(2.6)
Messaging revenue	4.6	(0.5)	(1.0)	3.1
Data revenue	29.5	(0.7)	(1.7)	27.1
Operating expenses	7.4	(0.4)	(2.8)	4.2
Adjusted operating profit	(4.7)	(0.5)	0.1	(5.1)

EMAPA
Interconnect costs - Eastern Europe	23.8	(3.2)	25.7	46.3
Interconnect costs - Middle East, Africa Asia	26.8	(19.0)	37.2	45.0

Impact of impairment
				Reported	losses and amounts
		Impact of	Impact of	growth in	related to business	Reported growth
	Organic	foreign	acquisitions	non-GAAP	acquisitions	in equivalent
	growth	exchange	and disposals	measure	and disposals	GAAP measure(1)
	%	%	%	%	%	%

Adjusted operating profit	4.2	(2.5)	(0.3)	1.4	(90.3)	(88.9)

Note:
(1)	Closest equivalent GAAP measure is operating loss.

62	Vodafone Group Plc Annual Report 2007

Back to Contents

Performance

Cash Flow Measures
In presenting and discussing the Group's reported results, free cash flow and operating free cash flow are calculated and presented on the basis of methodologies other than in accordance with IFRS. The Group believes that it is both useful and necessary to communicate free cash flow to investors and other interested parties, for the following reasons:

•	free cash flow allows the Company and external parties to evaluate the Group's liquidity and the cash generated by the Group's operations. Free cash flow does not include items determined independently of the ongoing business, such as the level of dividends, and items which are deemed discretionary, such as cash flows relating to acquisitions and disposals or financing activities. In addition, it does not necessarily reflect the amounts which the Group has an obligation to incur. However, it does reflect the cash available for such discretionary activities, to strengthen the balance sheet or to provide returns to shareholders in the form of dividends or share purchases;

•	free cash flow facilitates comparability of results with other companies, although the Group's measure of free cash flow may not be directly comparable to similarly titled measures used by other companies;

•	it is used by management for planning, reporting and incentive purposes; and

•	it is useful in connection with discussion with the investment analyst community and debt rating agencies.

The Group believes that the presentation of operating free cash flow is useful and necessary for investors and other interested parties as it provides the quantitative basis for the cash flow targets of the cost reduction initiatives outlined on pages 38 to 39. This measure may not be directly comparable to similarly titled measures used by other companies.

A reconciliation of net cash inflow from operating activities, the closest equivalent GAAP measure, to operating free cash flow and free cash flow, is provided in “Performance - Financial Position and Resources” on page 52.

Net Debt
In presenting and discussing the Group's indebtedness and liquidity position, net debt is calculated. There is no definition of net debt within IFRS. The Group believes that it is both useful and necessary to communicate net debt to investors and other interested parties, for the following reasons:

•	net debt assists the Company and external parties in evaluating the Group's overall indebtedness and liquidity position;

•	net debt facilitates comparability of indebtedness and liquidity with other companies, although the Group's measure of net debt may not be directly comparable to similarly titled measures used by other companies;

•	it is used by management for planning and reporting purposes; and

•	it is used in discussions with the investment analyst community and the debt rating agencies.

A reconciliation of short term and long term borrowings, the closest equivalent GAAP measures, to net debt is shown on page 55.

Other
Certain of the statements within the section titled “Strategy - Chief Executive's Review” on pages 6 to 7 and the section titled “Performance - Cost reduction initiatives”, on pages 38 to 39, contain forward-looking non-GAAP financial information for which at this time there is no comparable GAAP measure and which at this time cannot be quantitatively reconciled to comparable GAAP financial information.

Certain of the statements within the section titled “Performance - Risk Factors, Seasonality and Outlook” on pages 58 to 60, contain forward-looking non-GAAP financial information which at this time cannot be quantitatively reconciled to comparable GAAP financial information.

Vodafone Group Plc Annual Report 2007	63

Back to Contents

Board of Directors and Group Management

Directors and Senior Management
The business of the Company is managed by its board of directors (“the Board”). Biographical details of the directors and senior management at the date of this report are as follows:

Directors
Chairman
1. Sir John Bond became Chairman of Vodafone Group Plc in July 2006 having previously served as a non-executive director of the Board, and is Chairman of the Nominations and Governance Committee. Sir John is a non-executive director of Ford Motor Company, USA and a director of Shui On Land Limited (Hong Kong SAR). He retired from the position of Group Chairman of HSBC Holdings plc in May 2006, after 45 years of service. Other previous roles include Chairman of HSBC Bank plc and director of The Hong Kong and Shanghai Banking Corporation and HSBC North America Holdings Inc. Previous non-executive directorships include the London Stock Exchange, Orange plc, British Steel plc and the Court of the Bank of England.

Executive Directors
2. Arun Sarin, Chief Executive, became a member of the Board in June 1999. He was appointed Chief Executive in July 2003 and is a member of the Nominations and Governance Committee. Arun joined Pacific Telesis Group in San Francisco in 1984 and has served in many executive positions in his 20 year career in telecommunications. He was a director of AirTouch Communications, Inc. from July 1995 and was President and Chief Operating Officer from February 1997 to June 1999. He was Chief Executive Officer for the Vodafone United States and Asia Pacific region until 15 April 2000, when he became a non-executive director. He has served as a director of The Gap, Inc., The Charles Schwab Corporation and Cisco Systems, Inc., and is a non-executive director of the Court of the Bank of England.

3. Vittorio Colao, Deputy Chief Executive, joined the Board in October 2006. He spent the early part of his career as a Partner in the Milan office of McKinsey & Co working on media, telecommunications and industrial goods and was responsible for recruitment. In 1996, he joined Omnitel Pronto Italia, which subsequently became Vodafone Italy, and he was appointed Chief Executive in 1999. He was then appointed Regional Chief Executive Officer, Southern Europe for Vodafone Group Plc in 2001, became a member of the Board in 2002 and was appointed to the role of Regional Chief Executive Officer for Southern Europe, Middle East and Africa for Vodafone in 2003. In 2004, he left Vodafone to join RCS MediaGroup, the leading Italian publishing company, where he was Chief Executive until he rejoined Vodafone.

4. Andy Halford, Chief Financial Officer, joined the Board in July 2005. Andy joined Vodafone in 1999 as Financial Director for Vodafone Limited, the UK operating company, and in 2001 he became Financial Director for Vodafone’s Northern Europe, Middle East and Africa Region. In 2002, he was appointed Chief Financial Officer of Verizon Wireless in the US and is currently a member of the Board of Representatives of the Verizon Wireless partnership. Prior to joining Vodafone, he was Group Finance Director at East Midlands Electricity Plc. Andy holds a bachelors degree in Industrial Economics from Nottingham University and is a Fellow of the Institute of Chartered Accountants in England and Wales.

64	Vodafone Group Plc Annual Report 2007

Back to Contents

Governance

Deputy Chairman and senior independent director
5. John Buchanan became Deputy Chairman and senior independent director in July 2006 and has been a member of the Board since April 2003. He is a member of the Nominations and Governance Committee and the Audit Committee and, solely for the purposes of relevant legislation, is the Board’s appointed financial expert on that Committee. He retired from the board of directors of BP Plc in 2002 after six years as Group Chief Financial Officer and executive director, following a wide-ranging career with the company. He was a member of the United Kingdom Accounting Standards Board from 1997 to 2001. He is Chairman of Smith & Nephew plc, a non-executive director of AstraZeneca PLC and senior independent director of BHP Billiton Plc.

Non-executive directors
6. Dr Michael Boskin became a member of the Board in June 1999 on completion of the merger with AirTouch Communications, Inc. and is Chairman of the Audit Committee and a member of the Remuneration Committee. He was a director of AirTouch from August 1996 to June 1999. He has been a Professor of Economics at Stanford University since 1971 and was Chairman of the President’s Council of Economic Advisers from February 1989 until January 1993. Michael is President and Chief Executive Officer of Boskin & Co., an economic consulting company, and is also a director of Exxon Mobil Corporation, Shinsei Bank Limited and Oracle Corporation.

7. Lord Broers joined the Board in January 1998 and is a member of the Audit Committee and the Nominations and Governance Committee. He was President of the Royal Academy of Engineering until 2006 and is a former Vice-Chancellor of Cambridge University. He spent many years with IBM, in senior roles within the research and development function, and is a Fellow of the Royal Society, the Institute of Electrical Engineers and the Institute of Physics. Lord Broers is also a Foreign Associate of the US National Academy of Engineering, a trustee of the British Museum and Chairman of the House of Lords Science and Technology Select Committee. He chairs the Company’s UK pension trustee company. Lord Broers will retire from the Board at the conclusion of the Company’s AGM on 24 July 2007.

8. Alan Jebson joined the Board in December 2006. He retired in May 2006 from his role as Group Chief Operating Officer of HSBC Holdings Plc, a position which included responsibility for IT and Global Resourcing. During a long career with HSBC, Alan held various positions in IT, including the position of Group Chief Information Officer. His roles included responsibility for the group’s international systems, including the consolidation of HSBC and Midland systems following the acquisition of Midland Bank in 1993. He originally joined HSBC as Head of IT Audit in 1978 where, building upon his qualification as a chartered accountant, he built an international audit team and implemented controls in the group’s application systems. He is also a non-executive director of Experian Group plc and McDonald Dettweiler in Canada.

9. Nick Land joined the Board in December 2006 and is a member of the Audit Committee. In June 2006, he retired as Chairman of Ernst & Young LLP after a distinguished career spanning 36 years with the firm. He became an audit partner in 1978 and held a number of management appointments before becoming Managing Partner in 1992. He was appointed Chairman and joined the Global Executive Board of Ernst & Young Global LLP in 1995. He is a non-executive director of Royal Dutch Shell, BBA Aviation and the Ashmore Group. He also sits on the Advisory Boards of Three Delta and the Cambridge Judge Business School, is a member of the National Gallery’s Finance and Audit Committees and is Chairman of the Practices Advisory Board of the Institute of Chartered Accountants in England and Wales.

10. Anne Lauvergeon joined the Board in November 2005 and is a member of the Audit Committee. She is Chief Executive Officer of AREVA group, the leading French energy company, having been appointed to that role in July

2001. She started her professional career in 1983 in the iron and steel industry and in 1990 she was named Adviser for Economic International Affairs at the French Presidency and Deputy Chief of its Staff in 1991. In 1995, she became a Partner of Lazard Frères & Cie, subsequently joining Alcatel Telecom as Senior Executive Vice President in March 1997. She was responsible for international activities and the group’s industrial shareholdings in the energy and nuclear fields. In 1999, she was appointed Chairman and Chief Executive Officer of COGEMA. Anne is currently also Vice Chairman of the Supervisory Board of Safran and a non-executive director of Total and Suez.

11. Professor Jürgen Schrempp has been a member of the Board since May 2000 and is a member of the Remuneration Committee and the Nominations and Governance Committee. He is a former Chairman of the Board of Management of DaimlerChrysler and one of the principal architects of Daimler-Benz’s merger with Chrysler in 1998. He became Chairman of Daimler-Benz in 1995. Jürgen continues to hold the position of Non-Executive Chairman of DaimlerChrysler South Africa Limited and is a non-executive director of the South African Coal, Oil and Gas Corporation (SASOL), Compagnie Financière Richemont SA, Switzerland and South African Airways. Jürgen is Chairman Emeritus of the Global Business Coalition on HIV/AIDS and holds South Africa’s highest civilian award, the Order of Good Hope, conferred upon him by President Nelson Mandela.

12. Luc Vandevelde joined the Board in September 2003 and is Chairman of the Remuneration Committee and a member of the Nominations and Governance Committee. He is a director of Société Générale. He is the Founder and Managing Director of Change Capital Partners LLP, a private equity fund. Luc was formerly Chairman of the Supervisory Board of Carrefour SA, Chairman of Marks & Spencer Group Plc and Chief Executive Officer of Promodes, and he has held senior European and international roles with Kraft General Foods.

13. Anthony Watson was appointed to the Board in May 2006 and is a member of the Remuneration Committee. Prior to joining Vodafone, he was Chief Executive of Hermes Pensions Management Limited, a position he had held since 2002. Previously he was Hermes’ Chief Investment Officer, having been Managing Director of AMP Asset Management and the Chief International Investment Officer of Citicorp Investment Management from 1991 until joining Hermes in 1998. He is Chairman of Marks & Spencer Pension Trust Ltd, the Strategic Investment Board in Northern Ireland and the Asian Infrastructure Fund. He is also a non-executive director of Hammerson Group Plc and Witan Investment Trust Plc and a member of the Financial Reporting Council.

14. Philip Yea became a member of the Board in September 2005 and is a member of the Remuneration Committee. He is the Chief Executive Officer of 3i Group plc, having been appointed to that role in July 2004. Prior to joining 3i, he was Managing Director of Investcorp and, from 1997 to 1999, the Group Finance Director of Diageo plc following the merger of Guinness plc, where he was Finance Director, and Grand Metropolitan plc. He has previously held non-executive roles at HBOS plc and Manchester United plc.

Appointed since 31 March 2007
Simon Murray has been appointed to the Board with effect from 1 July 2007. His career has been largely based in Asia, where he has held positions with Jardine Matheson, Deutsche Bank and Hutchison Whampoa where, as Group Managing Director, he oversaw the development and launch of mobile telecommunications networks in many parts of the world. He remains on the Boards of Cheung Kong Holdings Limited, Compagnie Financière Richemont SA, Macquarie (HK) Limited and Orient Overseas (International) Limited and is an Advisory Board Member of the China National Offshore Oil Corporation. He also sits on the Advisory Board of Imperial College in London.

Vodafone Group Plc Annual Report 2007	65

Back to Contents

Board of Directors and Group Management
continued

Senior Management
Members of the Executive Committee who are not also executive directors are regarded as senior managers of the Company.

Executive Committee
Chaired by Arun Sarin, this committee focuses on the Group’s strategy, financial structure and planning, succession planning, organisational development and Group-wide policies. The Executive Committee membership comprises the Executive Directors, details of whom are shown on page 64, and the senior managers who are listed below:

Paul Donovan, Chief Executive Officer, EMAPA (Eastern Europe, Middle East, Africa, Asia, Pacific and Affiliates) was appointed to this position in May 2006. He joined Vodafone in 1999 as Managing Director – Commercial, was appointed Chief Executive of Vodafone Ireland in 2001 and became Chief Executive Officer, Other Vodafone Subsidiaries, in January 2005, managing 15 markets in which Vodafone operates. He has over 15 years experience in the telecommunications and IT industries and has held senior roles at BT, One2One, Optus Communications, Apple Computer and, prior to that, marketing roles at the Mars Group, Coca Cola and Schweppes Beverages.

Warren Finegold, Chief Executive, Global Business Development, was appointed to this position and joined the Executive Committee in April 2006. He was previously a Managing Director of UBS Investment Bank and head of its technology team in Europe. He is responsible for Business Development, Mergers and Acquisitions and Partner Networks.

Alan Harper, Group Strategy and New Business Director, was appointed to this position in July 2000. He is responsible for overall strategy and new business development, the Group Public Policy activities, Research and Development, and Fraud, Risk and Security. He is also a member of the Investment Board of Vodafone Ventures, has been a Trustee of the Vodafone UK Foundation since July 2002 and was appointed Chairman of the Trustees in March 2004. Prior to taking up his current post, Alan was Managing Director of Vodafone Limited, the UK network operator. He is also a Board member of the GSM Association. Prior to joining Vodafone in 1995, Alan was Strategy Director of Unitel PCN (which became One2One and subsequently T-Mobile UK) and held senior roles with BBC Enterprises, Infotec, Mercury Communications and STC Communications.

Terry Kramer, Group Human Resources Director and Chief of Staff, joined Vodafone in January 2005 as Chief of Staff and was appointed Group Human Resources Director in December 2006. Prior to his appointment, he was Chief Executive Officer of Q Comm International, a publicly traded provider of transaction processing services for the telecommunications industry. He also worked for 12 years at PacTel/AirTouch Communications in a variety of roles including President AirTouch Paging, Vice President Human Resources-AirTouch Communications, Vice President Business Development-AirTouch Europe and Vice President & General Manager-AirTouch Cellular Southwest Market. Prior to that, he was an Associate with Booz Allen & Hamilton, a management consulting firm.

Simon Lewis, Group Corporate Affairs Director, joined Vodafone in November 2004. He previously held senior roles at Centrica Plc including Managing Director, Europe, and Group Director of Communications and Public Policy. Prior to that, he was Director of Corporate Affairs at NatWest Group and the Head of Public Relations at S.G. Warburg plc. He was President of the Institute of Public Relations in 1997 and is a Visiting Professor at the Cardiff School of Journalism. In 1998, he was seconded to Buckingham Palace for two years as the first Communications Secretary to The Queen. He is a Fulbright Commissioner and a trustee of The Vodafone Group Foundation.

Stephen Pusey, Chief Technology Officer, joined Vodafone Group Plc in September 2006 and is responsible for all aspects of Vodafone’s networks, IT capability and supply chain management. Prior to joining Vodafone, he held the positions of Executive Vice President, and President, Nortel EMEA, having joined Nortel in 1982, gaining a wealth of international experience across both the wireline and wireless industries and in enterprise applications and solutions. Prior to Nortel, he spent several years with British Telecom.

Frank Rovekamp, Global Chief Marketing Officer, was appointed to this position and joined the Executive Committee in May 2006. He joined Vodafone in 2002 as Marketing Director and a member of the Management Board of Vodafone Netherlands and later moved to Vodafone Germany as Chief Marketing Officer and a member of the Management Board. Before joining Vodafone, he held roles as President and Chief Executive Officer of Beyoo and Chief Marketing Officer with KLM Royal Dutch Airlines.

Stephen Scott, Group General Counsel and Company Secretary, was appointed to this position in 1991, prior to which he was employed in the Racal Group legal department, which he joined in 1980 from private law practice in London. He is a director of the Company’s UK pension trustee company and of ShareGift (the Orr Mackintosh Foundation Limited) and is a director and trustee of LawWorks (the Solicitors Pro Bono Group Limited).

Strategy Board
The Strategy Board meets three times each year to discuss strategy. This is attended by Executive Committee members and the Chief Executive Officers of the major operating companies and other selected individuals based on Strategy Board topics.

Other Board and Executive Committee members
The following members also served on the Board or the Executive Committee during the 2007 financial year:

Lord MacLaurin of Knebworth, DL, was Chairman of the Board and Chairman of the Nominations and Governance Committee until the conclusion of the AGM on 25 July 2006.

Paul Hazen was the Deputy Chairman and senior independent director of the Board and a member of Nominations and Governance Committee until the conclusion of the AGM on 25 July 2006.

Sir Julian Horn-Smith was Deputy Chief Executive of the Company until the conclusion of the AGM on 25 July 2006.

Thomas Geitner was an executive director until 31 December 2006.

Penny Hughes was a non-executive director and a member of the Audit Committee until the conclusion of the AGM on 25 July 2006.

Brian Clark was Group Human Resources Director and was a member of the Executive Committee until 31 December 2006.

Pietro Guindani, Chief Executive, Vodafone Italy, was a member of the Executive Committee until 1 May 2006.

Fritz Joussen, Chief Executive, Vodafone Germany, was a member of the Executive Committee until 1 May 2006.

Tim Miles, was Global Chief Technology Officer and a member of the Executive Committee until 1 September 2006.

Bill Morrow was Chief Executive Officer, Europe and a member of the Executive Committee until 31 July 2006.

Shiro Tsuda was Executive Chairman and Chairman of the Board, Vodafone K.K. and a member of the Executive Committee until 27 April 2006.

66	Vodafone Group Plc Annual Report 2007

Back to Contents

Governance

Corporate Governance

Introduction
The Board of the Company is committed to high standards of corporate governance, which it considers are critical to business integrity and to maintaining investors’ trust in the Company. The Group expects all its directors and employees to act with honesty, integrity and fairness. The Group will strive to act in accordance with the laws and customs of the countries in which it operates; adopt proper standards of business practice and procedure; operate with integrity; and observe and respect the culture of every country in which it does business.

The Combined Code
The Company’s ordinary shares are listed in the UK on the London Stock Exchange. In accordance with the Listing Rules of the UK Listing Authority, the Company is required to state whether it has complied with the provisions set out in Section 1 of the 2003 FRC Combined Code on Corporate Governance (the “Combined Code”). The FRC issued a revised Combined Code in 2006, applicable for financial years beginning on or after 1 November 2006. If it was now to be applicable, the Company would be in compliance with the revised Combined Code.

Statement of Compliance with the Combined Code
Throughout the year ended 31 March 2007 and as at the date of this Annual Report, the Board confirms that the Company was compliant with the provisions of, and applied the principles of Section 1, of the Combined Code of 2003. The paragraphs below, together with the Directors’ Remuneration Report on pages 78 to 87, provide details of how the Company applies the principles and complies with the provisions of the Combined Code.

Directors

The Board
The Board is responsible for the overall conduct of the Group’s business and has the powers, authorities and duties vested in it by and pursuant to the relevant laws of England and Wales and the Articles of Association. The Board has final responsibility for the management, direction and performance of the Group and its businesses. The Board is required to exercise objective judgement on all corporate matters, independent from executive management, and is accountable to shareholders for the proper conduct of the business. The Board is also responsible for ensuring the effectiveness of and reporting on the Group’s system of corporate governance.

The Board has a formal schedule of matters reserved to it for its decision and these include:

•	group strategy;

•	major capital projects, acquisitions or divestments;

•	annual budget and operating plan;

•	group financial structure, including tax and treasury;

•	annual and interim financial results and shareholder communications;

•	system of internal control and risk management; and

•	senior management structure, responsibilities and succession plans.

The schedule is reviewed periodically. It was last formally reviewed by the Nominations and Governance Committee in September 2005, at which time it was determined that no amendments were required. Its continued validity was assessed as part of the performance evaluations conducted in the 2007 financial year.

Other specific responsibilities are delegated to Board Committees which operate within clearly defined terms of reference. Details of the responsibilities delegated to the Board Committees are given on pages 69 to 70.

The Board meets at least eight times a year and the meetings are structured to allow open discussion. All directors participate in discussing the strategy, trading and financial performance and risk management of the Company. All substantive agenda items have comprehensive briefing papers which are circulated one week before the meeting.

Vodafone Group Plc Annual Report 2007	67

Back to Contents

Corporate Governance
continued

The following table shows the number of years directors have been on the Board as at 1 April 2007 and their attendance at Board meetings they were eligible to attend during the 2007 financial year:

		Meetings
	Years on Board	attended

Sir John Bond	2	7/8
John Buchanan	4	8/8
Arun Sarin	7	8/8
Vittorio Colao (from 9 October 2006)	<1	5/5
Andy Halford	1	8/8
Dr Michael Boskin	7	7/8
Lord Broers	9	8/8
Alan Jebson (from 1 December 2006)	<1	4/4
Nick Land (from 1 December 2006)	<1	4/4
Anne Lauvergeon	1	7/8
Professor Jürgen Schrempp	6	8/8
Luc Vandevelde	3	7/8
Anthony Watson	1	8/8
Philip Yea	1	8/8
Thomas Geitner (until 31 December 2006)	n/a	5/5
Lord MacLaurin (until 25 July 2006)	n/a	2/2
Paul Hazen (until 25 July 2006)	n/a	2/2
Sir Julian Horn-Smith (until 25 July 2006)	n/a	2/2
Penny Hughes (until 25 July 2006)	n/a	2/2

In addition to regular Board meetings, there are a number of other meetings to deal with specific matters. Directors unable to attend a Board meeting because of another engagement, as was the case for a number of directors in the year, are nevertheless provided with all the papers and information relevant for such meetings and are able to discuss issues arising in the meeting with the Chairman or the Chief Executive.

Chairman and Chief Executive
The roles of the Chairman and Chief Executive are separate and there is a clear division of responsibilities that is clearly established, set out in writing and agreed by the Board to ensure that no one person has unfettered powers of decision. The Chairman is responsible for the leadership of the Board, ensuring its effectiveness and setting its agenda, and the Chief Executive is responsible for day-to-day running of the business and for ensuring the implementation of Board strategy and policy.

Board balance and independence
The Company’s Board consists of 14 directors, 11 of whom served throughout the 2007 financial year. At 31 March 2007, in addition to the Chairman, Sir John Bond, there were three executive directors and ten non-executive directors. The Deputy Chairman, John Buchanan, is the nominated Senior Independent Director and his role includes being available for approach or representation by directors or significant shareholders who may feel inhibited from raising issues with the Chairman. He is also responsible for conducting an annual review of the performance of the Chairman and, in the event it should be necessary, convening a meeting of the non-executive directors.

Sir John Bond became the Chairman of the Company following the retirement of Lord MacLaurin and John Buchanan succeeded Paul Hazen as the Deputy Chairman and Senior Independent Director. The Company considers all of its present non-executive directors to be fully independent. The executive directors are Arun Sarin (Chief Executive), Vittorio Colao and Andy Halford.

The Board is aware of the other commitments of its directors and is satisfied that these do not conflict with their duties as directors of the Company. The names and biographical details of the current directors are given on pages 64 to 65. Changes to the commitments of the directors are reported to the Board.

Under the laws of England and Wales, the executive and non-executive directors are equal members of the Board and have overall collective responsibility for the direction of the Company. Non-executive directors have a particular responsibility to constructively challenge the strategy proposed by the Chief Executive and executive directors, to scrutinise and challenge performance, to assess risk and the integrity of financial information and controls and to ensure appropriate remuneration and succession planning arrangements are in place in relation to executive directors and other senior executive roles.

Appointments to the Board
There is a formal, rigorous and transparent procedure, which is based on merit and against objective criteria, for the appointment of new directors to the Board. This is described in the section on the Nominations and Governance Committee set out on page 70. Individual non-executive directors are generally expected to serve two three-year terms. At the end of the second three-year term, a rigorous and detailed analysis is undertaken and only then is a non-executive director invited to serve a third term. Our non-executive directors are generally not expected to serve for a period exceeding nine years. The terms and conditions of appointment of the non-executive directors are available for inspection at the Company’s registered office and will be available for inspection at the AGM from 15 minutes before the meeting until it ends.

Vittorio Colao, Alan Jebson and Nick Land were appointed during the year ended 31 March 2007. Since the end of the 2007 financial year a further non-executive director, Simon Murray, has been appointed to the Board with effect from 1 July 2007. Biographical details of Mr Murray are given on page 65.

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

The Chairman is responsible for ensuring that induction and training programmes are provided and the Company Secretary organises the programmes. Individual directors are also expected to take responsibility for identifying their individual needs and to take steps to ensure that they are adequately informed about the Company and their responsibilities as a director. The Board is confident that all its members have the knowledge, ability and experience to perform the functions required of a director of a listed company.

On appointment, individual directors undergo an induction programme covering, amongst other things, the business of the Group, their legal and regulatory responsibilities as directors of the Company, briefings and presentations from relevant executives and opportunities to visit business operations. If appropriate, the induction will also include briefings on the scope of the Internal Audit function and the role of the Audit Committee, meetings with the external auditor and other areas the Company Secretary deems fit, considering the director’s area of responsibility. The induction process is designed to: build an understanding of the Group, its businesses and the markets and regulatory environments in which it operates; provide an overview of the responsibilities of a non-executive director of the Company; establish links to Group’s employees; and develop an understanding of the Group’s main relationships.

The Company Secretary provides a programme of on-going training for the directors, which covers a number of sector specific and business issues, as well as legal, accounting and regulatory changes and developments relevant to individual directors’ areas of responsibility. Throughout their period in office, the directors are continually updated on the Group’s businesses and the regulatory and industry specific environments in which it operates. These updates are by way of written briefings and meetings with senior executives and, where appropriate, external sources.

68	Vodafone Group Plc Annual Report 2007

Back to Contents

Governance

The Company Secretary ensures that the programme to familiarise the non-executive directors with the business is maintained over time and kept relevant to the needs of the individuals involved. The Company Secretary confers with the Chairman and Senior Independent Director to ensure that this is the case.

Performance evaluation
Performance evaluation of the Board, its Committees and individual directors takes place on an annual basis and is conducted within the terms of reference of the Nominations and Governance Committee with the aim of improving individual contributions, the effectiveness of the Board and its Committees and the Group’s performance. In previous years, the evaluation was internally facilitated.

During the year, the Board conducted, with the assistance of an independent external facilitator, MWM Consulting, a formal evaluation of its own performance. The evaluation was designed to determine that the Board was capable of providing the high level judgement required and that, as a Board, the directors were informed and up to date with the business and its goals and understood the context within which it operates. The process adopted involved the external facilitator separately interviewing each of the directors and the Company Secretary, with the output from those interviews compiled into a report prepared by the external facilitator. The Board will continue to review its procedures, its effectiveness and development in the year ahead.

The Chairman leads the assessment of the Chief Executive and the non-executive directors, the Chief Executive undertakes the performance reviews for the executive directors and the Senior Independent Director conducts the review of the performance of the Chairman. Each Board Committee undertakes a review of its own work.

The evaluations found the performance of each director to be effective and concluded that the Board provides the effective leadership and control required for a listed company. The Nominations and Governance Committee confirmed to the Board that the contributions made by the directors offering themselves for re-election at the AGM in July 2007 continued to be effective and that the Company should support their re-election.

Re-election of directors
Although not required by the Articles, in the interests of good corporate governance, the directors have resolved that they will all submit themselves for annual re-election at each Annual General Meeting of the Company. Accordingly, at the AGM to be held on 24 July 2007, all the directors will be retiring and, with the exception of Lord Broers who will not offer himself for re-election, being eligible and on the recommendation of the Nominations and Governance Committee, will offer themselves for re-election. Vittorio Colao, Alan Jebson and Nick Land having been appointed to the Board during the 2007 financial year, and Simon Murray who was recently appointed with effect from 1 July 2007, are required under the Articles of Association to submit themselves for election by the Shareholders at the first AGM following appointment and therefore, being eligible and on the recommendation of the Nominations and Governance Committee, will retire and offer themselves for election at the AGM on 24 July 2007.

Independent advice
The Board recognises that there may be occasions when one or more of the directors feel it is necessary to take independent legal and/or financial advice at the Company’s expense. There is an agreed procedure to enable them to do so.

Indemnification of directors
In accordance with the Company’s Articles of Association and to the extent permitted by the law of England and Wales, directors are granted an indemnity from the Company in respect of liabilities incurred as a result of their office. In respect of those matters for which the directors may not be indemnified, the Company maintained a directors’ and officers’ liability insurance policy throughout the financial year. This policy has been renewed for the next financial year. Neither the Company’s indemnity nor the insurance provides cover in the event that the director is proven to have acted dishonestly or fraudulently.

Company Secretary
The Company Secretary acts as Secretary to the Board and to the committees of the Board, but the consent of the Board may delegate responsibility for the administration of the Committees to other suitably qualified staff. He assists the Chairman in ensuring that all directors have full and timely access to all relevant information. The Company Secretary is responsible for ensuring that the correct Board procedures are followed and advises the Board on corporate governance matters. He also administers the procedure under which directors can, where appropriate, obtain independent professional advice at the Company’s expense. The appointment or removal of the Company Secretary is a matter for the Board as a whole.

Board Committees
The Board has established an Audit Committee, a Nominations and Governance Committee and a Remuneration Committee, each of which has formal terms of reference approved by the Board. The Board is satisfied that the terms of reference for each of these committees satisfy the requirements of the Combined Code and are reviewed internally on an ongoing basis by the Board. The terms of reference for all Board committees can be found on the Company’s website at www.vodafone.com or a copy can be obtained by application to the Company Secretary at the Company’s registered office.

The committees are provided with all necessary resources to enable them to undertake their duties in an effective manner. The Company Secretary acts as secretary to the Nominations and Governance Committee and the Deputy Group Company Secretary acts as secretary to the Audit Committee and the Remuneration Committee. The minutes of committee meetings are circulated to all directors.

Each committee has access to such information and advice, both from within the Group and externally, at the cost of the Company as it deems necessary. This may include the appointment of external consultants, where appropriate. Each committee undertakes an annual review of the effectiveness of its terms of reference and makes recommendations to the Board for changes where appropriate.

Audit Committee
The members of the Audit Committee during the year, together with a record of their attendance at meetings which they were eligible to attend, are set out below:

Meetings attended

Dr Michael Boskin, Chairman	4/4
Lord Broers	4/4
John Buchanan	4/4
Nick Land (from 1 December 2006)	1/1
Anne Lauvergeon	3/4
Penny Hughes (until 25 July 2006)	1/1

The Audit Committee is comprised of financially literate members having the necessary ability and experience to understand financial statements. Solely for the purpose of fulfilling the requirements of the Sarbanes-Oxley Act and the Combined Code, the Board has designated John Buchanan, who is an independent non-executive director satisfying the independence requirements of Rule 10A-3 of the US Securities Exchange Act 1934, as its financial expert on the Audit Committee. Further details of John Buchanan can be found in “Governance – Board of Directors and Group Management”.

Vodafone Group Plc Annual Report 2007	69

Back to Contents

Corporate Governance
continued

Under its terms of reference, the Audit Committee is required, amongst other things, to oversee the relationship with the external auditors, to review the Company’s preliminary results announcement, interim results and annual financial statements, to monitor compliance with statutory and listing requirements for any exchange on which the Company’s shares and debt instruments are quoted, to review the scope, extent and effectiveness of the activity of the Group Internal Audit Department, to engage independent advisers as it determines is necessary and to perform investigations.

The Audit Committee reports to the Board on the quality and acceptability of the Company’s accounting policies and practices, including without limitation, critical accounting policies and practices. The Audit Committee also plays an active role in monitoring the Company’s compliance efforts for Section 404 of the Sarbanes-Oxley Act and receives progress updates at each of its meetings.

At least twice a year, the Audit Committee meets separately with the external auditors and the Group Audit Director without management being present. Further details on the work of the Audit Committee and its oversight of the relationships with the external auditors can be found under “Auditors” and the “Report from the Audit Committee” which are set out on pages 72 and 74.

Nominations and Governance Committee
The members of the Nominations and Governance Committee during the year, together with a record of their attendance at meetings which they were eligible to attend, are set out below:

Meetings attended

Sir John Bond, Chairman	2/2
John Buchanan	1/2
Arun Sarin	2/2
Lord Broers	2/2
Professor Jürgen Schrempp	2/2
Luc Vandevelde (from 30 January 2007)	1/1

The Nominations and Governance Committee’s key objective is to ensure that the Board comprises individuals with the requisite skills, knowledge and experience to ensure that it is effective in discharging its responsibilities. The Nominations and Governance Committee leads the process for identifying and making recommendations to the Board of candidates for appointment as directors of the Company, giving full consideration to succession planning and the leadership needs of the Group. It also makes recommendations to the Board on the composition of the Nominations and Governance Committee and the composition and chairmanship of the Audit and Remuneration Committees. It regularly reviews the structure, size and composition of the Board, including the balance of skills, knowledge and experience and the independence of the non-executive directors, and makes recommendations to the Board with regard to any changes. It is also responsible for the oversight of all matters relating to corporate governance, bringing any issues to the attention of the Board.

The Nominations and Governance Committee meets periodically when required. No-one other than members of the Nominations and Governance Committee is entitled to be present at its meetings. Other non-executive directors and external advisers may be invited to attend.

The Nominations and Governance Committee recommended Vittorio Colao for appointment as an executive director and Alan Jebson and Nick Land for appointment as non-executive directors during 2006. Since the end of the 2007 financial year it has recommended the appointment of Simon Murray as a non-executive director with effect from 1 July 2007.

Remuneration Committee
The members of the Remuneration Committee during the year, together with a record of their attendance at meetings which they were eligible to attend, are set out below:

Meetings attended

Luc Vandevelde, Chairman	9/9
Dr Michael Boskin	9/9
Professor Jürgen Schrempp	6/9
Anthony Watson (from 26 September 2006)	4/5
Philip Yea	9/9
Sir John Bond (until 26 September 2006)	3/4

The Remuneration Committee determines, on behalf of the Board, the Company’s policy on the remuneration of the Chairman, the executive directors and the senior management team of the Company. The Remuneration Committee determines the total remuneration packages for these individuals, including any compensation on termination of office. The Chairman and Chief Executive may attend the Remuneration Committee’s meetings by invitation. They do not attend when their individual remuneration is discussed and no director is involved in deciding his own remuneration.

The Remuneration Committee is responsible for appointing any consultants in respect of executive directors’ remuneration. Further information on the Remuneration Committee’s activities is contained in “Governance – Board’s Report to Shareholders on Directors’ Remuneration” on pages 78 to 87.

Executive Management
The executive directors, together with certain other Group functional heads and regional chief executives, meet 12 times a year as the Executive Committee under the chairmanship of the Chief Executive. The Executive Committee is responsible for the day-to-day management of the Group’s businesses, the overall financial performance of the Group in fulfilment of strategy, plans and budgets and Group capital structure and funding. It also reviews major acquisitions and disposals. The members of the Executive Committee and their biographical details are set out on pages 64 to 66.

Statement on Internal Control

Introduction
The Board has established procedures that implement in full the Turnbull Guidance, “Internal Control: Revised Guidance for Directors on the Combined Code”, for the year under review and to the date of approval of the Annual Report. These procedures, which are subject to regular review, provide an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. See page 88 for Management’s Report on Internal Control over Financial Reporting.

Responsibility
The Board has overall responsibility for the system of internal control. A sound system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss. The process of managing the risks associated with social, environmental and ethical impacts is also discussed under “Governance – Corporate Responsibility and Environmental Issues” on pages 75 to 76.

Control structure
The Board sets the policy on internal control that is implemented by management. This is achieved through a clearly defined operating structure with lines of responsibility and delegated authority. The Executive Committee, chaired by the Chief Executive, manages this on a day-to-day basis.

70	Vodafone Group Plc Annual Report 2007

Back to Contents

Governance

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

The acquisition of any business requires a rigorous analysis of the financial implications of the acquisition and key performance figures. A sensitivity analysis takes place of the key assumptions made in the analysis. Post investment appraisals of the Group’s investments are conducted on a periodic and timely basis. The Group’s policy is to bring acquired companies within its governance procedures as soon as is practicable and, in any event, by the end of the first full year of operation.

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

The Chief Executive and the Chief Financial Officer undertake a review of the quality and timeliness of disclosures that includes formal annual meetings with the operating company or regional chief executives and chief financial officers and the Disclosure Committee.

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

The directors, the Chief Executive and the Chief Financial Officer confirm that they have reviewed the effectiveness of the system of internal control and the disclosure controls and procedures through the monitoring process set out above. The directors, the Chief Executive and the Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures and, based on that evaluation, have concluded that the disclosure controls and procedures are effective as at the end of the period covered by this Annual Report. The process followed by the Board in reviewing the system of internal controls accords with the ‘Internal Control Revised Guidance for Directors in the Combined Code (Turnbull)’.

During the period covered by this Annual Report, there were no changes in the Company’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of the internal controls over financial reporting.

Relations with Shareholders
The Company is committed to communicating its strategy and activities clearly to its shareholders and, to that end, maintains an active dialogue with investors through a planned programme of investor relations activities. The investor relations programme includes formal presentations of full year and interim results and quarterly statements on key performance indicators. The Company holds briefing meetings with its major institutional shareholders in the UK, the US and in Continental Europe, after the interim results and preliminary announcement, to ensure that the investor community receives a balanced and complete view of the Group’s performance and the issues faced by the Group. Telecommunications analysts are invited to presentations of the financial results and senior executives across the business attend relevant meetings and conferences throughout the year.

During the year, the Company hosts investors and analysts sessions at which senior management from its largest operating subsidiaries, its largest joint venture and certain associated undertakings deliver presentations which provide an overview of each of the individual businesses. The Company, through its Investor Relations team, responds to enquiries from shareholders. The Chief Executive and the Chief Financial Officer meet regularly with institutional investors and analysts to discuss business performance. Overall responsibility for ensuring that there is effective communication with investors and that the Board understands the views of major shareholders on matters such as governance and strategy rests with the Chairman, who makes himself available to meet shareholders for this purpose.

The Senior Independent Director and other members of the Board are also available to meet major investors on request. The Senior Independent Director has a specific responsibility to be available to shareholders who have concerns, for whom contact with the Chairman, Chief Executive or Chief Financial Officer has either failed to resolve their concerns, or for whom such contact is inappropriate.

Shareholders have the opportunity to receive documents such as the Notice of meeting, form of proxy, the Annual Report and Annual Review in electronic form via the internet rather than in paper through the post. Shareholders choosing or deemed to have chosen this option will receive a notification

Vodafone Group Plc Annual Report 2007	71

Back to Contents

Corporate Governance
continued

each time the Company publishes such documentation on its website. Shareholders may also appoint proxies and give voting instructions electronically.

The principal communication with private investors is through the provision of the Annual Review and Summary Financial Statement and the AGM, an occasion which is attended by all the Company’s directors and at which all shareholders present are given the opportunity to question the Chairman and the Board as well as the Chairmen of the Audit, Remuneration and Nominations and Governance Committees. After the AGM, shareholders can meet informally with directors.

A summary presentation of results and development plans is also given at the AGM before the Chairman deals with the formal business of the meeting. The AGM is broadcast live on the Group’s website, www.vodafone.com, and a recording of the webcast can subsequently be viewed on the website. All substantive resolutions at the Company’s AGMs are decided on a poll. The poll is conducted by the Company’s Registrars and scrutinised by Electoral Reform Services. The proxy votes cast in relation to all resolutions are disclosed to those in attendance at the meeting and the results of the poll are published on the Company’s website and announced via the regulatory news service. Financial and other information is made available on the Company’s website, www.vodafone.com, which is regularly updated.

Political Donations
Prior to the 2006 AGM, the Board annually sought and obtained shareholders’ approval to enable the Group to make donations to EU Political Organisations or incur EU Political Expenditure, under the relevant provisions of the Political Parties, Elections and Referendums Act 2000 (“PPERA”). The approval given restricted such expenditure to an aggregate limit of £100,000 in the period of 12 months following the date of the AGM.

At last year’s AGM, held on 25 July 2006, the directors sought and received a renewal of shareholders’ approval for a period of three years (until the AGM in 2009) to enable the Group to make donations to EU Political Organisations or incur EU Political Expenditure, under the PPERA. The approval given restricted such expenditure for each year until the AGM in 2009 to an aggregate amount of £100,000 (£50,000 in respect of donations to EU Political Organisations and £50,000 in respect of EU Political Expenditure).

The Group has made no political donations during the year.

Although the directors have received shareholders’ approval for a three-year period, as with previous annual approvals, the Group has no intention of changing its current policy and practice of not making political donations and will not do so without the specific endorsement of shareholders. The Board obtained the approval on a precautionary basis to avoid any possibility of unintentionally breaching the PPERA.

Auditors
Following a recommendation by the Audit Committee and, in accordance with Section 384 of the Companies Act 1985, a resolution proposing the reappointment of Deloitte & Touche LLP as auditors to the Company will be put to the 2007 AGM.

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

In a further measure to ensure auditor independence is not compromised, policies were in place throughout the year to provide for the pre-approval by the Audit Committee of permitted non-audit services by Deloitte & Touche LLP. Where there was an immediate requirement for permitted non-audit services to be provided by Deloitte & Touche LLP which were not pre-approved by the Audit Committee, the policies provided that the Group consulted with the Chairman of the Audit Committee, or in his absence another member, for pre-approval. Since the year end, the Audit Committee has amended the pre-approval policies and procedures for the engagement of the Group’s auditors to provide non-audit services. The Audit Committee has pre-approved certain specific permitted services that can be engaged by Group management subject to specified fee limits for individual engagements and fee limits for each type of specific service permitted. The provision under the policy for the Chairman of the Audit Committee, or in his absence another member, to pre-approve services which were not pre-approved by the Audit Committee remains.

In addition to their statutory duties, Deloitte & Touche LLP are also employed where, as a result of their position as auditors, they either must, or are best placed to, perform the work in question. This is primarily work in relation to matters such as shareholder circulars, Group borrowings, regulatory filings and certain business acquisitions and disposals. Other work is awarded on the basis of competitive tender.

During the year, Deloitte & Touche LLP and its affiliates charged the Group £7 million (2006: £4 million) for audit and audit-related services and a further £3 million (2006: £4 million) for non-audit assignments. An analysis of these fees can be found in note 4 to the Consolidated Financial Statements.

US Listing Requirements
The Company’s ADS are listed on the NYSE and the Company is, therefore, subject to the rules of the NYSE as well as US securities laws and the rules of the SEC. The NYSE requires US companies listed on the exchange to comply with the NYSE’s corporate governance rules but foreign private issuers, such as the Company, are exempt from most of those rules. However, pursuant to NYSE Rule 303A.11, the Company is required to disclose a summary of any significant ways in which the corporate governance practices it follows differ from those required by the NYSE for US companies. A summary of such differences is set out below.

The Company has also adopted a corporate Code of Ethics for senior executive, financial and accounting officers, separate from and additional to its Business Principles. A copy of this code is available on the Group’s website at www.vodafone.com.

Differences from the New York Stock Exchange Corporate Governance Practices

Independence
The NYSE rules require that a majority of the Board must be comprised of independent directors and the rules include detailed tests that US companies must use for determining independence. The Combined Code requires a company’s board of directors to assess and make a determination as to the independence of its directors. While the Board does not explicitly take into consideration the NYSE’s detailed tests, it has carried out an assessment based on the requirements of the Combined Code and has determined in its judgement that all of the non-executive directors are independent within those requirements. As at the date of this Annual Report, the Board comprised the Chairman, three executive directors and ten non-executive directors.

72	Vodafone Group Plc Annual Report 2007

Back to Contents

Governance

Committees
Under NYSE rules, US companies are required to have a nominating and corporate governance committee and a compensation committee, each composed entirely of independent directors with a written charter that addresses the Committees’ purpose and responsibilities. The Company’s Nominations and Governance Committee and Remuneration Committee have terms of reference and composition that comply with the Combined Code requirements. The Nominations and Governance Committee is chaired by the Chairman of the Board, and its other members are non-executive directors of the Company and the Chief Executive. The Remuneration Committee is composed entirely of non executive directors whom the Board has determined to be independent. The Company’s Audit Committee is composed entirely of non-executive directors whom the Board has determined to be independent and who meet the requirements of Rule 10A-3 of the Securities Exchange Act. The Company considers that the terms of reference of these committees, which are available on its website at www.vodafone.com, are generally responsive to the relevant NYSE rules but may not address all aspects of these rules.

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

The Sarbanes-Oxley Act 2002
The Sarbanes-Oxley Act 2002 (the “Act”) was passed by the US Congress in July 2002 to establish new or enhanced standards for corporate accountability in the US. As a result of the listing of its securities on the NYSE, the Company must comply with relevant provisions of the Act. The Company has adopted procedures to comply with all applicable provisions of the Act.

Section 302: Corporate responsibility for financial reports
In relation to Section 302 of the Act, which covers disclosure controls and procedures, the Company established a Disclosure Committee reporting to the Chief Executive and Chief Financial Officer. It is chaired by the Group General Counsel and comprises members of senior management from finance, legal, global business development and corporate communications. The Committee has responsibility for reviewing and approving controls and procedures over the public disclosure of financial and related information, and other procedures necessary to enable the Chief Executive and Chief Financial Officer to provide their Certifications of the Annual Report on Form 20-F that is filed with the SEC.

In completing their certifications, Section 302 requires the Chief Executive and the Chief Financial Officer to confirm that:

•	they have each reviewed the Annual Report and Form 20-F;

•	based on their knowledge, it contains no material misstatements or omissions;
•	based on their knowledge, the financial statements and other financial information fairly present, in all material respects, the financial condition, results of perations and cash flows as of the dates, and for the periods, presented in the Annual Report and Form 20-F;

•

they are responsible for establishing and maintaining disclosure controls and procedures that ensure that material information is made known to them, have evaluated the effectiveness of these controls and procedures as at the year end, the results of such evaluation being contained in the Annual Report and Form 20-F;

•	they are responsible for establishing and maintaining internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

•	they have disclosed in the Annual Report and Form 20-F any changes in internal controls over financial reporting during the period covered by the Annual Report and Form 20-F that have materially affected, or are reasonably likely to affect materially, the company’s internal control over financial reporting; and

•	they have disclosed, based on their most recent evaluation of internal control over financial reporting, to the external auditors and the Audit Committee all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to affect adversely the Company’s ability to record, process, summarise and report financial information and any fraud (regardless of materiality) involving persons that have a significant role in the Company’s internal control over financial reporting.

The Company has carried out an evaluation under the supervision and with the participation of management, including the Chief Executive and Chief Financial Officer, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 March 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

The Chief Executive and Chief Financial Officer expect to complete these certifications and report their conclusions on the effectiveness of disclosure controls and procedures on 14 June 2007, following which the certificates will be filed with the SEC as part of the Company’s Form 20-F.

Corporate Governance Rating
In each of the annual reports issued since 2004 by Governance Metrics International, a global corporate governance ratings agency, the Company was ranked amongst the top UK companies, with an overall global corporate governance rating of ten out of a possible ten.

Vodafone Group Plc Annual Report 2007	73

Back to Contents

Corporate Governance
continued

Report from the Audit Committee
The composition of the Audit Committee is shown in the table on page 69 and its terms of reference are discussed under “Board Committees – Audit Committee”.

During the year ended 31 March 2007, the principal activities of the Committee were as follows:

Financial statements
The Committee considered reports from the Chief Financial Officer and the Director of Financial Reporting on the half-year and annual financial statements. It also considered reports from the external auditors, Deloitte & Touche LLP, on the scope and outcome of the interim review and annual audit.

The financial statements were reviewed in the light of these reports and the results of that review reported to the Board.

Risk management and internal control
The Committee reviewed the process by which the Group evaluated its control environment, its risk assessment process and the way in which significant business risks were managed. It also considered the Group Audit department’s reports on the effectiveness of internal controls, significant frauds and any fraud that involved management or employees with a significant role in internal controls. The Committee was also responsible for oversight of the Group’s compliance activities in relation to section 404 of the Sarbanes-Oxley Act.

The Committee also reviewed and approved arrangements by which staff could, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. This was achieved through using existing reporting procedures and a website with a dedicated anonymous email feature.

External auditors
The Committee reviewed the letter from Deloitte & Touche LLP confirming their independence and objectivity. It also reviewed and approved the scope of non-audit services provided by Deloitte & Touche LLP to ensure that there was no impairment of independence.

The Committee approved the scope and fees for audit services provided by Deloitte & Touche LLP and confirmed the wording of the recommendations put by the Board to the shareholders on the appointment and retention of the external auditors.

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

Dr Michael Boskin
On behalf of the Audit Committee

74	Vodafone Group Plc Annual Report 2007

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

CR is relevant across all aspects of Vodafone’s business and being a responsible business is one of the Group’s long term, strategic goals. Vodafone’s CR strategy has the objective by 2010 to be one of the most trusted companies in the markets where the Group is represented by an operating subsidiary. The strategy sets clear priorities to:

•	Maintain high ethical standards and understand and respond to stakeholders’ priorities;

•	Ensure our operating standards are consistent across the Group;

•	Deliver on our promises in three key areas: responsibility to our customers; reuse and recycling of mobile phones; and climate change; and

•	Capture the potential of mobile to bring socio-economic value through access to communications.

Vodafone’s approach to CR is underpinned by its Business Principles which cover, amongst other things, the environment, employees, individual conduct and community and society. The Business Principles are available on www.vodafone.com/responsibility/businessprinciples and are communicated to employees in a number of ways, including induction processes, websites and briefings.

The Executive Committee, chaired by the Chief Executive, receives regular information on CR and for the last four years, the Board has had an annual session on CR. A CR management structure is established in each mobile operating company, with each one having a representative on their management board with responsibility for CR. For the purposes of this section of the Annual Report, all mobile operating companies refers to the Group’s mobile operating subsidiaries and the Group’s joint venture in Italy. It excludes the newly acquired operations in Turkey and India. Systems for data collection on corporate responsibility and environmental issues are being put in place for the 2008 financial year for Turkey and Arcor, Vodafone’s fixed-line business in Germany.

CR performance is closely monitored and reported to most mobile operating company boards on a regular basis. CR is also integrated into Vodafone’s risk management processes such as the formal annual confirmation provided by each mobile operating company detailing the operation of their controls system.

These processes are supported by stakeholder engagement, which helps to ensure Vodafone is aware of the issues relevant to the business and to provide a clear understanding of expectations of performance. The Group engages with stakeholders in a variety of different ways and this year has focused on carrying out in-depth discussions on specific, emerging issues through the Vodafone CR Dialogues programme. For example, during the financial year, opinion former meetings were held on privacy and climate change. In addition, the Group held meetings relating to CR issues with 12 investors and face to face meetings were held with nongovernmental organisations and opinion formers. This is covered in more detail in the Group’s CR Report for the 2007 financial year, which can be found at www.vodafone.com/responsibility.

Vodafone has increased last year’s level of independent assessment and assurance of the CR programme and performance to reasonable assurance. The scope of work for the Group’s auditors includes a review of the progress achieved against commitments set out in the 2006 Group CR report and the management and reporting of CR matters against the requirements of the assurance standard AA1000 AS, issued by AccountAbility. This identifies, in all material respects, whether reporting reflects the material CR issues of the Group as defined by the standard, whether processes are in place to ensure a complete understanding of the issues, and whether Vodafone is responding adequately to identified stakeholders’ expectations. The assurance statement is published in the Group’s CR Report.

Over the last year, progress has been made in responding to the Group’s stakeholders’ expectations. The most significant developments are summarised below and further details are provided in the Group’s CR Report and on www.vodafone.com/responsibility. In addition to the Group’s CR Report, 11 operating subsidiaries have produced their own CR report.

During the year, Vodafone was ranked first in the Accountability Rating published by Fortune magazine and Vodafone’s 2006 CR report won the Association of Chartered Certified Accountants (“ACCA”) Best Report Award 2006. Vodafone is included in the FTSE4Good and Dow Jones Sustainability Index.

Access to communications
Access to communications offers the single greatest opportunity for Vodafone to make a strong contribution to society. The Vodafone Social Investment Fund, launched in 2006, has invested in a range of projects during the course of the year.

A considerable pool of research shows that telecommunications – and mobile telecommunications in particular – has the potential to change people’s lives for the better by promoting economic development. During the 2007 financial year, Vodafone’s focus has been on mobile payment services:

•	M-PESA was launched in February 2007 by Safaricom, Vodafone’s joint venture in Kenya. Customers can deposit and withdraw cash at local M-PESA agents, transfer money to other mobile users via SMS and buy prepaid airtime credit.

Vodafone Group Plc Annual Report 2007	75

Back to Contents

Corporate Responsibility and Environmental Issues
continued

•	Building on M-PESA, Vodafone is piloting an international transfer service with Citigroup, enabling people to send money abroad and collect remittances via their mobile phones.

•	Vodafone and HSBC launched Vodafone Cash in Egypt in February 2007. This links a prepaid bank card to mobile phone air-time. The Vodafone Cash service is designed to give customers with no bank account an easy way to deposit, transfer and withdraw cash.

Parental controls
All mobile operating companies that offer age-restricted content have implemented parental controls. These block access to age-restricted content on the Vodafone live! domain to those under 18 years of age. Internet filters are offered by five operating companies. This enables parents to prevent their children accessing inappropriate age-restricted content on the internet via their mobile phones. The mobile operating companies that have not implemented the filter will remove individual access to the internet completely on request.

Vodafone has signed the European Framework for safer mobile use by younger teenagers and children. Signatories to the framework are committed to develop national self-regulatory codes on child safety and mobile phones.

Earning the trust of customers
Vodafone’s reputation depends on earning the trust of its customers. A range of issues are key to maintaining trust in Vodafone and our services. These include responsible marketing, clear pricing and protecting customers’ privacy. During the year, Vodafone has focused on the clarity of marketing communications and the way in which the Group handles customer privacy, particularly in relation to the launch of mobile advertising services announced in May 2006 and in response to increasing demands from law enforcement agencies relating to the threat of serious crime and terrorism.

In response to concerns raised about freedom of expression and the internet, Vodafone is participating in a stakeholder engagement to draft principles on privacy and freedom of expression. More than 20 academics, investors, companies and nongovernmental organisations are also involved in this process.

The Group drafted guidelines on its mobile advertising activities to ensure that advertising content in national markets will meet its customers’ expectations and that customers’ privacy will be protected, by ensuring that customers’ personal information will not be used for advertising services without obtaining customers’ consent.

In January 2007, Vodafone Greece was fined in respect of breaches of communications privacy legislation. Refer to page 26 in the “Business Regulation” section for further details of the case.

Supply chain
The Group continues to implement Vodafone’s Code of Ethical Purchasing, which sets out environmental and labour standards for suppliers.

•	A total of 290 suppliers, including approximately 45 strategic global suppliers, have been assessed using the Group’s supplier evaluation scorecard, in which CR accounts for 10% of the total. The scorecard evaluates the supplier’s CR management systems, public reporting and approach to managing their suppliers. 17 site evaluations of high risk suppliers have been completed.

•	A supplier qualification process, incorporating CR, has been implemented in all mobile operating companies.

•	A “Speak Up” programme to provide suppliers with a means to report any ethical concerns has been introduced in all mobile operating companies. Less than ten incidents have been reported to date; all have been investigated and resolved satisfactorily.

Social investment
The Vodafone Group Foundation and the unique network of 19 local operating company and associate foundations have continued to implement a global social investment programme.

During the 2007 financial year, the Company made a charitable grant of £31.5 million to the Vodafone Group Foundation. The majority of funds were distributed in grants through local operating company foundations to a variety of local charitable organisations. The Vodafone Group Foundation made additional grants to charitable partners engaged in a variety of global projects, notably for disaster relief and preparedness. In addition, local operating companies donated a further £13.0 million to their foundations and a further £3.7 million directly to a variety of causes. These donations total £48.2 million and include donations of £0.7 million made as required by the terms of certain network operating licences.

Environmental Issues
The Group continues to monitor and manage the impact of its activities on the environment and is committed to minimising adverse impacts in an appropriate manner. Over the last 12 months, progress has continued to be made across a series of projects that address environmental issues.

Mobile phones, masts and health
Vodafone recognises that there is public concern about the safety of Radio Frequency (“RF”) fields from mobile phones and base stations. The Group contributes to funding independent scientific research to resolve scientific uncertainty in areas identified by the World Health Organisation (“WHO”). In the 2007 financial year, the WHO identified the main gaps in scientific knowledge, including long-term exposure and issues relating to exposure of children. The WHO reported that further research into RF fields from mobile base stations is a low priority due to the very low exposure levels from this source.

76	Vodafone Group Plc Annual Report 2007

Back to Contents

Governance

Vodafone requires manufacturers of the mobiles it sells to test for SAR (“Specific Absorption Rate”) compliance when used both against the ear and against, or near, the body, using the US FCC Test procedure. Vodafone is actively engaged with the IEC Standards Organisation in developing a new global protocol for body worn phones. At the end of 2006, the operating companies completed a two year implementation programme of the Group’s Health and Safety of Radio Frequency Fields Policy to ensure all its base stations comply with international standards. The Group’s long term programme of engagement, with a range of stakeholders, aims to reduce levels of concern amongst the public and to demonstrate that Vodafone is acting responsibly.

Responsible network deployment
Vodafone’s mobile services rely on a network of base stations that transmit and receive calls. The Group recognises that network roll out can cause concern to communities, usually about the visual impact of base stations or health issues concerning RF fields. Vodafone has continued to implement its policy and guidelines on responsible network deployment. In addition, seven mobile operating companies have signed up to national industry codes of best practice on network deployment.

During the 2007 financial year, Vodafone was found in breach of planning regulations relating to 423 mast sitings. Fines levied by regulatory bodies or courts in relation to offences under environmental law or regulations were approximately £16,500.

By cooperating with other mobile operators to share sites, the Group can reduce the total number of base stations required. This lowers costs, enables faster network deployment and reduces the environmental footprint of the network without loss of quality or coverage. During the year, Vodafone announced the intention to participate in a number of network sharing agreements in the Czech Republic, Spain and the UK.

Energy use and efficiency
Climate change is widely recognised as the greatest global environmental challenge and limiting the Group’s contribution is a priority. One of the Group’s significant areas of impact is the energy use associated with the operation of the network, which accounts for more than 80% of the Group’s carbon dioxide emissions. In the 2007 financial year:

•	energy use was 2,690 GWh, equating to 1.23 million tonnes of carbon dioxide; and

•	network carbon dioxide emissions per unit of data transmitted decreased by 29%.

Other environmental impacts include ozone-depleting substances, paper use and water use. These are reported at www.vodafone.com/responsibility.

Reuse and recycling
Mobile phones, accessories and the networks on which they operate require upgrading, replacement and decommissioning. Whilst Vodafone does not manufacture equipment, the Group does purchase it. New European legislation on electronic waste came into force during the 2007 financial year. The Group complies with the EU’s Waste Electronic and Electrical Equipment (“WEEE”) directive through its handset recycling programmes in all operating companies where it applies. The Group has also worked with suppliers to ensure substances prohibited by the Restriction of the use of certain Hazardous Substances directive are phased out. During the 2007 financial year:

•	Over one million phones were collected for reuse and recycling through collection programmes in 16 mobile operating companies. This exceeds our target of increasing our handset collection by 50% from 2005 levels (the target figure was adjusted to take into account the disposal of the operations in Japan); and

•	9,960 tonnes of network equipment waste was generated, with 97% of this sent for reuse or recycling, exceeding our target of 95%.

Environmental Performance Indicators
	2007	(1)(2)	2006	(1)(3)	2005	(1)

Number of mobile operating subsidiaries
undertaking independent RF field monitoring	15		15		14
Total energy use (GWh) (direct and indirect) (4)	2,690		2,900	(5)	2,600
Total carbon dioxide emissions
(millions of tonnes)(4)	1.23		1.31		1.2
% of energy sourced from renewables	17		12		11
Number of phones collected for reuse and
recycling (million)	1.03		1.37		1.14	(5)
Network equipment waste generated (tonnes)	9,960		2,950		3,404
% network equipment waste sent for reuse
or recycling	97		97		96

Notes:
(1)	These performance indicators were calculated using actual or estimated data collected by the Group’s mobile operating companies. The data is sourced from invoices, purchasing requisitions, direct data measurement and estimations where required. The carbon dioxide emissions figure is calculated using the kWh/CO2 conversion factor for the electricity provided by the national grid and for other energy sources in each operating company. The data collection and reporting process is within the assurance undertaken by Deloitte & Touche LLP on the Company’s CR Report. The Group’s joint venture in Italy is included in all years.
(2)	The data for the 2007 financial year excludes the newly acquired operations in Turkey and the operations in Japan that were sold during the 2007 financial year.
(3)	The data for the 2006 financial year excludes the Czech Republic, Romania and the operations in Sweden that were sold during the 2006 financial year, but does include operations in Japan that were disposed of during the 2007 financial year.
(4)	The 2007 figure includes Arcor.
(5)	Figures corrected after further analysis of data obtained during the last financial year.

Vodafone Group Plc Annual Report 2007	77

Back to Contents

Board’s Report to Shareholders on Directors’ Remuneration

Dear Shareholder
Since the introduction of the current Executive Remuneration Policy in 2002 (the “Policy”), the Remuneration Committee has conducted annual reviews to ensure that the Policy continues to serve the Company and shareholders.

As a result of this year’s review, the Remuneration Committee has concluded that the existing Policy remains appropriate but intends to make four changes. These are as follows:

•	the comparator group for the Relative Total Shareholder Return (“TSR”) performance condition on the Group Long Term Incentive Plan (“GLTI”) Shares will be changed from all the companies in the FTSE Global Telecommunications Index to the top 50% of companies in the FTSE
Global Telecommunications Index by market capitalisation, which will allow us to calculate the ranking on an unweighted basis;

•	the vesting curve on the relative TSR performance condition will be changed to a straight line between threshold and maximum;

•	a fifth performance measure will be added to the Group Short Term Incentive Plan (“GSTIP”), which will focus participants on the development of total communication services; and

•	the performance condition on the Deferred Share Bonus (“DSB”) has changed from a two year adjusted EPS to a two year cumulative adjusted free cash flow target.

The key principles of the Policy, which are being maintained, are:

•	the expected value of total remuneration will be benchmarked against the relevant market;

•	a high proportion of total remuneration will be delivered through performance related payments;

•	performance measures will be balanced between absolute financial measures and sector comparative measures to achieve maximum alignment between executive and shareholder objectives;

•	the majority of performance related remuneration will be provided in the form of equity; and

•	share ownership requirements will be applied to executive directors.

The Remuneration Committee continues to monitor how well incentive awards made in previous years align with the Company’s performance. The Policy continues to work well and forecast rewards are commensurate with actual performance. I am confident that the Policy continues to align executives’ and shareholders’ interests, whilst enabling the Company to engage a high calibre team to successfully lead the Company. I hope that we receive your support at the AGM on 24 July 2007.

Luc Vandevelde Chairman of the Remuneration Committee 29 May 2007

Remuneration Committee
The Remuneration Committee is comprised to exercise independent judgement and consists only of independent non-executive directors. Luc Vandevelde (Chairman), Dr Michael Boskin, Professor Jürgen Schrempp and Philip Yea continue as members. Anthony Watson joined the Remuneration

Committee on 26 September 2006. The Chief Executive and Chairman are invited to attend meetings of the Remuneration Committee, other than when their own remuneration is being discussed.

The Remuneration Committee met on nine occasions during the year. The Remuneration Committee appointed and received advice from Towers Perrin (market data and advice on market practice and governance) and Kepler Associates (performance analysis and advice on performance measures and market practice) and received advice from the Group Human Resources Director, the Group Reward and Recognition Director and, on occasion, the Group Chief Financial Officer. The advisers also provided advice to the Company on general human resource and compensation related matters.

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

The structure of remuneration for executive directors under the Policy (excluding pensions) is illustrated below:

The Policy’s key objective is to ensure that there is a strong linkage between pay and performance. This is achieved by approximately 80% of the total package (excluding pensions) being delivered through performance-linked short, medium and long term incentive plans. Therefore, the only guaranteed payment to executive directors is their base salary and pension.

The Remuneration Committee selects performance measures for incentive plans that provide the greatest degree of alignment with the Company’s strategic goals and that are clear and transparent to both directors and shareholders. The performance measures adopted incentivise both operational performance and share price growth.

Each element of the reward package focuses on supporting different Company objectives, which are illustrated overleaf:

78	Vodafone Group Plc Annual Report 2007

Back to Contents

Governance

Summary of the components of executive directors’ remuneration

						2006/07 Performance		2007/08 Performance
		Purpose		Grant policy		Measure(s)		Measure(s)

Base salary	•	Reflects competitive	•	Benchmarked against top	•	Individual	•	Individual
		market level, role		European companies		contribution		contribution
and individual
achievement

Group Short Term	•	Motivates achievement	•	100% on target bonus, 200%	•	Adjusted operating	•	Adjusted operating
Incentive Plan		of annual business KPIs		maximum bonus for all Main		profit (30%)		profit (30%)
(“GSTIP”)	•	Aligns with new		Board executive directors	•	Free cash flow (20%)	•	Free cash flow (20%)
		business strategy	•	Bonus can be taken in cash or	•	Revenue (35%)	•	Total service revenue (25%)
				deferred into shares for two years	•	Customer satisfaction (15%)	•	Total communications revenues (10%)
							•	Customer satisfaction (15%)

Deferred Share	•	Provides incentive	•	The entire bonus must be	•	Two year adjusted	•	Two year adjusted free
Bonus (“DSB”)		to co-invest		deferred into shares to		EPS growth (for the		cash flow (for the award to
	•	Motivates achievement		participate in the DSB		award granted in		be granted in July 2007
		of medium term KPIs	•	50% of the value of		July 2006 based on		based on the 06/07 GSTIP)
	•	Aligns executives’ and		the deferred bonus		the 05/06 GSTIP)
		shareholders’ interests		conditionally awarded in shares

Global Long Term	•	Incentivise earnings	•	CEO – 250% of base	•	Three year adjusted	•	Three year adjusted EPS
Incentive Plan		growth and share		salary expected value		EPS growth		growth
(“GLTI”) Options		price growth		for overall GLTI (options and
	•	Aligns executives’ and		performance shares)
		shareholders’ interests	•	Main Board executives –
200% of base salary expected
value for overall GLTI
(options and performance shares)

Global Long Term	•	Incentivise share price	•	CEO – 250% of base salary	•	Relative Total	•	Relative Total
Incentive Plan		and dividend growth		expected value for overall		Shareholder Return		Shareholder Return
(“GLTI”) Shares	•	Aligns executives’ and		GLTI (options and		(“TSR”) against the		(“TSR”) against the
		shareholders’ interests		performance shares)		companies in		top 50% of companies
			•	Main Board executives –		the FTSE Global		in the FTSE Global
				200% of base salary expected		Telecommunications		Telecommunications
				value for overall GLTI (options		Index		Index by market
				and performance shares)				capitalisation

The principles of the Policy are cascaded, where appropriate, to executives below Board level as set out below:

Cascade of policy to Executive Committee
Base salary	Set against national market
Annual	Target bonus level competitive in local market, with
deferred	payout conditional on business performance relevant
share bonus	to individual executive
Opportunity to defer bonus in order to receive the
deferred share bonus matching award
Long term	Annual awards of performance shares and share
incentive	options with performance conditions

Report on Executive Directors’ Remuneration for the 2007 Financial Year and Subsequent Periods

Total remuneration levels
In accordance with the Policy, the Company benchmarks total remuneration levels against other large European domiciled companies, using externally provided pay data. Total remuneration for these purposes means the sum of base salary and short, medium and long term incentives calculated on an expected value basis. The European focus was selected because Europe continues to be Vodafone’s major market and the Company is one of the top ten companies in Europe by market capitalisation. The competitive data is used as one input to determine the remuneration level of the Chief

Executive and Board. The Remuneration Committee also takes into account other factors, including personal and Company performance, in determining the target remuneration level.

Components of executive directors’ remuneration
Executive directors receive base salary, short and medium term incentive (annual deferred share bonus), long term incentives (performance shares and share options) and pension benefits. Vesting of all incentives is dependent on the achievement of performance targets that are set by the Remuneration Committee prior to the awards being granted.

Base salary
Salaries are reviewed annually and adjustments may be made to reflect competitive national pay levels, the prevailing level of salary reviews of employees within the Group, changes in responsibilities and Group and individual performance. External remuneration consultants provide data about market salary levels and advise the Remuneration Committee accordingly. Pension entitlements are based only on base salary. In July 2006, the Chief Executive’s base salary was set at £1,272,000.

Incentive awards
Short and medium term incentive
The purpose of the Group Short Term Incentive Plan (“GSTIP”) is to focus and motivate executive directors to achieve annual business KPIs that will further the Company’s medium term objectives. The Deferred Share Bonus offers an incentive for executives to co-invest. Share awards made in

Vodafone Group Plc Annual Report 2007	79

Back to Contents

Board’s Report to Shareholders on Directors’ Remuneration
continued

July 2004 under the Vodafone Short Term Incentive Plan (“STIP”) (the predecessor to the Deferred Share Bonus) vested in July 2006. Details of STIP awards are given in the table on page 84.

Annual bonus (“GSTIP”)
The annual bonus is earned by achievement of one year’s KPI linked performance targets and is either delivered in cash or shares. If the bonus is delivered in shares they will be deferred for a two year period and the executive will be eligible to receive 50% of the gross bonus under the Deferred Share Bonus Plan, which is detailed below.

The target base award level for the 2007 financial year was 100% of salary, with a maximum of 200% of salary available for exceptional performance.

The Remuneration Committee reviews and sets the GSTIP performance targets on an annual basis, taking into account business strategy. The performance measures for the 2007 financial year were adjusted operating profit, revenue, free cash flow and customer delight. Each element is weighted according to the responsibilities of the relevant director. For the Chief Executive, in the 2007 financial year, the adjusted operating profit target was 30% of the total, revenue 35%, free cash flow 20% and customer delight 15%, and the payout achieved was 151.6% . The targets are not disclosed, as they are commercially sensitive.

The target base award level for the 2008 financial year will continue to be 100% of salary, with a maximum of 200% of salary available for exceptional performance.

For the 2008 financial year, the Group performance measures will be changed to include the development of total communications revenue with a 10% weighting, and the revenue measure will be changed to total service revenue with a 25% weighting. More information on KPIs, against which Group performance is measured, can be found in “Performance – Key Performance Indicators” on page 33.

Deferred Share Bonus (“DSB”)
If executives choose to defer their annual bonus into shares, then they will be eligible for an award under the DSB arrangement of matching shares equal to 50% of the number of shares comprised in the pre-tax base award. The award is earned by achievement of a subsequent two year performance target following the initial 12 month period.

For awards made in 2006, which will vest in July 2008, the performance measure is growth in adjusted EPS. Three quarters of the DSB award will vest for achievement of EPS growth of 11%, rising to full vesting for achievement of EPS growth of 15% over the two year performance period.

For awards made in 2007, which will vest in July 2009, the performance measure will be free cash flow. The target itself will be set by the Remuneration Committee at the time of the award based on the Group’s long-range plan with reference to market expectations.

Long term incentives
Awards of performance shares and share options were made to executive directors following the 2006 AGM on 25 July 2006. The awards for the 2007 financial year will be also be made following the AGM and will be made under the Vodafone Global Incentive Plan.

Awards are delivered in the form of ordinary shares of the Company. All awards are made under plans that incorporate dilution limits as set out in the Guidelines for Share Incentive Schemes published by the Association of British Insurers. The current estimated dilution from subsisting awards, including executive and all-employee share awards, is approximately 2.9% of the Company’s share capital at 31 March 2007 (2.6% as at 31 March 2006).

Performance shares
Performance shares are awarded annually to executive directors. Vesting of the performance shares depends upon the Company’s relative TSR performance. TSR measures the change in value of a share and reinvested dividends over the period of measurement.

For the award made in the 2007 financial year, the Company’s TSR performance is compared to that of other companies in the FTSE Global Telecommunications index as at the date of grant, over a three-year performance period.

In the 2007 financial year, the Chief Executive received an award of performance shares with a face value of 227% of base salary; other executive directors received 182% of base salary.

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

For awards made in the 2008 financial year, the TSR comparator group will be changed to the top 50% of companies in the FTSE Global Telecommunications Index by market capitalisation. This removes the smaller companies from the group and allows us to move from a weighted to an unweighted ranking system. In addition, the vesting curve has been straightened between threshold and maximum performance. The following chart shows the basis on which the performance shares will vest:

Previously disclosed performance share awards granted in the 2004 financial year vested in the 2007 financial year. Details are given in the table on page 85.

Share options
Share options are granted annually to executive directors. The exercise of share options is subject to the achievement of a three year adjusted EPS performance condition set prior to grant.

For the award made in the 2007 financial year, one quarter of the option award will vest for achievement of EPS growth of 5% p.a., rising to full vesting for achievement of EPS growth of 10% p.a. over the performance period. In setting this target, the Remuneration Committee has taken the internal long range plan and market expectations into account.

The Remuneration Committee has decided that for the 2008 financial year grants, the performance range will be 5% – 8% p.a. As in previous years, 25% vests at threshold (5% p.a.) with a straight line up to 100% vesting at maximum (8% p.a.). The following chart illustrates the basis on which share options granted in the 2007 and 2008 financial years will vest:

80	Vodafone Group Plc Annual Report 2007

Back to Contents

Governance

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

In July 2006, the Chief Executive received an award of options with a face value of 735% of base salary, while other executive directors received awards of options with a face value of 588% of their base salary.

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

Pensions
The Chief Executive, Arun Sarin, is provided with a defined contribution pension arrangement to which the Company contributes 30% of base salary.

Vittorio Colao has elected to take a cash allowance of 30% of base salary in lieu of pension contributions.

Andy Halford, being a UK based director, was a contributing member of the Vodafone Group Pension Scheme, which is a UK defined benefit scheme approved by HM Revenue & Customs. The scheme provides a benefit of two-thirds of pensionable salary after a minimum of 20 years’ service. The normal retirement age is 60, but directors may retire from age 55 with a pension proportionately reduced to account for their shorter service but with no actuarial reduction. Andy Halford’s pensionable salary is capped in-line with the Vodafone Group Pension Scheme Rules at £110,000. The Company has paid a cash allowance of 30% of base salary in excess of pensionable salary.

Sir Julian Horn-Smith elected to receive his pension from 6 April 2006, prior to his actual retirement from the Company, in accordance with the new UK pension rules effective from April 2006. Sir Julian retired at the end of the 2006 AGM in July. In addition to his pension, the Remuneration Committee authorised a pension allowance of 30% of base salary for the four months from the date he took his pension to the date of his retirement.

Thomas Geitner was entitled to a defined benefit pension of 40% of salary from a normal retirement age of 60. On early retirement, the pension may be reduced if he has accrued less than ten years of Board service.

Thomas Geitner left the Company on 31 December 2006 with a contractual entitlement to a pension, representing 30% of his final base salary. This pension can be paid in full with effect from 1 January 2008 providing Mr Geitner does not commence employment with a competitor. Should he commence employment with a competitor, then, in accordance with his employment contract, the above pension will be suspended until his 55th birthday, at which point the pension payments will recommence.

The increase in the transfer value amount of Mr Geitner’s pension between 31 March 2006 and 31 March 2007 is to take account of the fact that he has chosen to retire before the standard retirement age of 60. According to the terms of his contract, his “stepped” pension promise is completely protected and payable immediately, without reduction. In previous years the pension promise was valued on the basis of a retirement age of 60, a pension of 40% of final base salary and that his whole pension would accrue uniformly over the period to his 60th birthday. These factors combined have resulted in the increase in the transfer value that is now disclosed. There have been no enhancements awarded in the last year beyond the contractual promise. The valuation of his pension promise to date follows normal actuarial practice in Germany.

All the plans referred to above provide benefits in the event of death in service.

Further details of the pension benefits earned by the directors in the year ended 31 March 2007 can be found on page 84. Liabilities in respect of the pension schemes in which the executive directors participate are funded to the extent described in note 25 to the Consolidated Financial Statements, “Post employment benefits”.

All-employee share incentive schemes
Global All Employee Share Plan
As in the 2006 financial year, the Remuneration Committee has approved that an award of shares based on the achievement of performance conditions be made to all employees in the Vodafone Group. The 2007 award will be made on 2 July 2007.

Sharesave
The Vodafone Group 1998 Sharesave Scheme is a HM Revenue & Customs approved scheme open to all UK permanent employees.

The maximum that can be saved each month is £250 and savings plus interest may be used to acquire shares by exercising the related option. The options have been granted at up to a 20% discount to market value. UK based executive directors are eligible to participate in the scheme and details of their participation are given in the table on page 86.

Share Incentive Plan
The Vodafone Share Incentive Plan (“SIP”) is a HM Revenue & Customs approved plan open to all UK permanent employees. Eligible employees may contribute up to £125 each month and the trustee of the plan uses the money to buy shares on their behalf. An equivalent number of shares are purchased with contributions from the employing company. UK based executive directors are eligible to participate in the SIP and details of their share interests under these plans are given in the table on page 87.

Non-executive directors’ remuneration
The remuneration of non-executive directors is periodically reviewed by the Board, excluding the non-executive directors. The fees payable are as follows:

Fees payable
from 1 April 2006
£’000

Chairman	475
Deputy Chairman and Senior Independent Director	130
Basic Non-Executive Director fee	95
Chairmanship of Audit Committee	20
Chairmanship of Remuneration Committee	15
Chairmanship of Nominations and Governance Committee	10

Vodafone Group Plc Annual Report 2007	81

Back to Contents

Board’s Report to Shareholders on Directors’ Remuneration
continued

In addition, an allowance of £6,000 is payable each time a non-Europe based non-executive director is required to travel to attend Board and Committee meetings, to reflect the additional time commitment involved.

A full review of non-executive directors’ fees was carried out in February 2007 taking into account market data and current market trends provided by Towers Perrin. The previous review was in 2005. As a result of this review the revised fees payable from 1 April 2007 are as follows:

Fees payable
from 1 April 2007
£’000

Chairman	525
Deputy Chairman and Senior Independent Director	145
Basic Non-Executive Director fee	105
Chairmanship of Audit Committee	25
Chairmanship of Remuneration Committee	20
Chairmanship of Nominations and Governance Committee	15

Details of each non-executive director’s remuneration for the 2007 financial year are included in the table on page 83.

Non-executive directors do not participate in any incentive or benefit plans. The Company does not provide any contribution to their pension arrangements. The Chairman is entitled to use of a car and a driver whenever and wherever he is providing his services to or representing the Company.

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

Vittorio Colao
Vittorio Colao was appointed as the Company’s Deputy Chief Executive with effect from 9 October 2006.

Thomas Geitner
Thomas Geitner left the Company on 31 December 2006 and received salary and compensation for loss of office in accordance with his legal entitlement. The total payment was £1.7 million. His pro-rated annual bonus for the 2007 financial year was waived in return for a series of six equal monthly payments of £95,723. These payments are contingent on Mr Geitner not joining a competitor. The Remuneration Committee has exercised discretion to allow him access to long term incentive awards, pro-rated for time and performance. He is eligible to draw his pension from 1 January 2008 as set out in the pensions section of this report on page 84.

Sir Julian Horn-Smith
Sir Julian Horn-Smith retired after the AGM on 25 July 2006. He received his bonus for the year to date of retirement, payment in lieu of holiday accrued and awards vested under his long term incentive plans under the normal rules for retirement.

Peter Bamford
Peter Bamford left the Company’s on 1 April 2006. He received compensation for loss of office in accordance with his legal entitlement of £1.06 million.

Fees retained for non-executive directorships in other companies
Some executive directors hold positions in other companies as non-executive directors. The fees received in respect of the 2007 financial year and retained by directors were as follows:

		Fees retained by the
	Company in which	individual in the 2007
	non-executive directorship is held	financial year £’000(1)

Arun Sarin	The Bank of England	6.0
Thomas Geitner(2)	Singulus Technologies AG	7.7
Sir Julian Horn-Smith(3)	Smiths Group plc	17.0
	Lloyds TSB Group plc	28.6
	Sage Group plc	14.0

Notes:
(1)	Fees were retained in accordance with Company policy.
(2)	Fees were retained in the period to 31 December 2006.
(3)	An option over 400,000 shares granted to Sir Julian in November 2005 by China Mobile Limited for his duties as non-executive director, and held for the benefit of the Company, lapsed on his retirement on 25 July 2006. Fees shown are for the period 1 April to 25 July 2006.

Chairman and non-executive directors
Lord MacLaurin retired as the Company’s Chairman following the AGM on 25 July 2006. Lord MacLaurin continued to receive fees in accordance with his service contract until 31 December 2006. The Company has entered into an agreement with Lord MacLaurin that he will provide advisory services to the Company for a period of three years following his retirement. During this period he will receive an annual fee of £125,000, which he has confirmed to the Company he intends to donate to charity.

Sir John Bond was appointed as Chairman of the Company with effect from the AGM on 25 July 2006. As Chairman for 2006 he received a pro-rated fee equivalent to £475,000 per annum having received standard non-executive director fees up to the date of appointment. His appointment is indefinite and may be terminated by either party on one year’s notice.

Paul Hazen stepped down from the role of Deputy Chairman following the AGM on 25 July 2006. John Buchanan was appointed into this role on the same date.

Penny Hughes stepped down from the Board on 25 July 2006.

Anthony Watson, Alan Jebson and Nick Land were appointed to the Board as non-executive directors with effect from 1 May 2006, 1 December 2006 and 1 December 2006 respectively, and hold office on the same terms as other non-executive directors.

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

Historical TSR Performance
Growth in the value of a hypothetical £100 holding up to March 2007 FTSE Global Telecoms and FTSE 100 comparison based on spot values.

Graph provided by Towers Perrin and calculated according to a methodology that is compliant with the requirements of Schedule 7A of the Companies Act of 1985. Data Sources: FTSE and Datastream
Note: Performance of the Company shown by the graph is not indicative of vesting levels under the Company’s various incentive plans.

82	Vodafone Group Plc Annual Report 2007

Back to Contents

Governance

Audited Information

Remuneration for the year ended 31 March 2007

The remuneration of the directors serving during the year ended 31 March 2007 was as follows:

	Salary/fees		Incentive schemes		(1)	Benefits		Other		(2)	Total

	2007	2006	2007	2006		2007	2006	2007	2006		2007	2006
	£’000	£’ 000	£’ 000	£’ 000		£’000	£’000	£’000	£’000		£’000	£’000

Chairman
Lord MacLaurin	390	520	–	–		37	57	–	–		427	577
Sir John Bond	363	95	–	–		11	–	–	–		374	95
Deputy Chairman
Paul Hazen	59	173	–	–		157	–	–	–		216	173
John Buchanan	119	95	–	–		15	–	–	–		134	95
Chief Executive
Arun Sarin	1,272	1,254	1,928	1,424		49	54	–	–		3,249	2,732
Executive directors
Vittorio Colao	383	–	500	–		58	–	115	–		1,056	–
Andy Halford	592	342	897	396		56	16	145	–		1,690	754
Thomas Geitner(3)	574	734	–	851		186	148	2,003	–		2,763	1,733
Sir Julian Horn-Smith	345	1,022	345	1,169		102	48	103	–		895	2,239
Non-executive directors
Dr Michael Boskin	139	144	–	–		–	–	–	–		139	144
Lord Broers	95	95	–	–		14	–	–	–		109	95
Anne Lauvergeon	95	40	–	–		–	–	–	–		95	40
Professor Jürgen Schrempp	95	95	–	–		–	–	–	–		95	95
Luc Vandevelde	110	105	–	–		1	–	–	–		111	105
Philip Yea	95	55	–	–		–	–	–	–		95	55
Anthony Watson	87	–	–	–		–	–	–	–		87	–
Nick Land	32	–	–	–		–	–	–	–		32	–
Alan Jebson	32	–	–	–		–	–	–	–		32	–
Penny Hughes	30	100	–	–		–	–	–	–		30	100
Former directors(4)	–	–	–	–		–	–	1,470	1,283		1,470	1,283

	4,907	4,869	3,670	3,840		686	323	3,836	1,283		13,099	10,315

Notes:
(1)	These figures are the cash equivalent value of the base share awards under the Vodafone Group Short Term Incentive Plan applicable to the year ended 31 March 2007. These awards are in relation to the performance achievements against targets in adjusted operating profit, revenue, free cash flow and customer delight for the 2007 financial year.
(2)	Other compensation includes the value of the cash allowance taken by some individuals in lieu of pension contributions. Please see the pensions note on page 84 for details. Other compensation also includes payments made in respect of loss of office.
(3)	Thomas Geitner received a payment of £1,715,478 for compensation for loss of office. He was also eligible for his bonus for the year to date of £574,338 which was waived in return for six equal payments of £95,723 per month for six months. These payments run from January 2007 to June 2007 and are contingent on him not taking up a position at a competitor.
(4)	Under the terms of his agreement, Peter Bamford received his termination payment as set out in the 2006 Annual Report. The £1.47 million is in respect of his £1.06 million severance agreement, with the remaining £0.41 million being a cash allowance paid in lieu of his FURBs contributions prior to A-day.

The aggregate compensation paid by the Company to its collective senior management(1) for services for the year ended 31 March 2007, is set out below. The aggregate number of senior management as at 31 March 2007 was eight, two fewer than at 31 March 2006.

	2007	2006
	£’000	£’000

Salaries and fees	3,817	4,555
Incentive schemes(2)	4,752	5,155
Benefits / Other(3)	7,228	3,125

	15,797	12,835

Notes:
(1)	Aggregate compensation for senior management is in respect of those individuals who were members of the Executive Committee during the year ended 31 March 2007, other than executive directors, and reflects compensation paid from date of appointment to the Executive Committee, to 31 March 2007 or date of leaving, where applicable.
(2)	Comprises the incentive scheme information for senior management on an equivalent basis to that disclosed for directors in the table at the top of this page. Details of share incentives awarded to directors and senior management are included in footnotes to “Short term incentives” and “Long term incentives” on pages 84 and 85.
(3)	Other compensation covers cash allowances in lieu of pension contributions that were introduced following the A-day changes and any payments made in respect of loss of office.

Vodafone Group Plc Annual Report 2007	83

Back to Contents

Board’s Report to Shareholders on Directors’ Remuneration
continued

Pensions
Pension benefits earned by the directors serving during the year ended 31 March 2007 were:

									Change in	Change in	Transfer value of	Employer
									transfer value	accrued	change in	allocation/
			Change in accrued						over year	benefit	accrued benefit	contribution to
	Total accrued benefit		benefit over		Transfer value at		Transfer value at		less member	in excess of	net of member	defined
	at 31 March 2007	(1)	the year	(1)	31 March 2006	(2)	31 March 2007	(2)	contributions	inflation	contributions	contribution plans
Name of Director	£’000		£’000		£’000		£’000		£’000	£’000	£’000	£’000

Arun Sarin	–		–		–		–		–	–	–	382.0
Vittorio Colao(3)	–		–		–		–		–	–	–	–
Andy Halford(4)	17.0		3.7		182.8		223.4		36.7	3.2	38.1	–
Thomas Geitner(5)	232.1		116.3		1,971.4		5,138.9		3,167.5	112.1	2,482.0	–
Sir Julian Horn-Smith(6)	605.2		–		13,231.0		15,186.5		1,955.5	–	–	–

Notes:
(1)	The accrued pension benefits earned by the directors are those which would be paid annually on retirement, based on service to the end of the year, at the normal retirement age. The increase in accrued pension excludes any increase for inflation.
(2)	The transfer values have been calculated on the basis of actuarial advice in accordance with the Faculty and Institute of Actuaries’ Guidance Note GN11. No director elected to pay additional voluntary contributions. The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the pension scheme.
(3)	Vittorio Colao has elected to take a 30% pension allowance as cash. This allowance is included in the ‘other’ category for the year in the table on page 83.
(4)	Andy Halford is a member of the Vodafone’s UK defined benefit scheme for salary up to the scheme cap of £110,000. On base salary in excess of this cap he receives 30% pension allowance, which he has elected to take as cash. This allowance is included in the ‘other’ category for the year in the table on page 83.
(5)	Thomas Geitner will be eligible to receive his pension from 1 January 2008. The increase in transfer value is due to an increase in value from taking early retirement. This is caused by the method of valuation adopted by German actuarial practice.
(6)	Sir Julian Horn-Smith retired for pensions purposes on 6 April 2006 and took a lump sum of £1,361,601. The figures in the table exclude allowance for this figure. If allowance is included, in accordance with Companies Act Regulations, the transfer value at 31 March 2007 becomes £13,538,000 (based on a pension in payment of £531,115 p.a.) and the change in value over the year becomes £307,000.

In respect of senior management, the Group has made aggregate contributions of £0.89 million into pension schemes.

Directors’ interests in the shares of the Company
Short term incentives
Conditional awards of ordinary shares made to executive directors under the STIP/Deferred Share Bonus, and dividends on those shares paid under the terms of the Company’s dividend reinvestment plan, are shown below. STIP shares which vested and were sold or transferred during the year ended 31 March 2007 are also shown below.

		Shares conditionally awarded
		during the year as matching
	Total interest	shares in respect of DSB			Shares sold or transferred during the
	in STIP at	awards for the 2006 financial			year in respect of the 2004 financial			Shares forfeited during the year in		Total interest in STIP/DSB as at
	1 April 2006	year				year	(1)	respect of the 2004 financial year		31 March 2007

			Value at date of			In respect of			In respect of
	Total number of		award	(2)(3)	In respect of	enhancement		In respect of	enhancement	Number	Total Value	(4)
	shares	Number	£’000		base awards	shares		base awards	shares	of shares	£’000

Arun Sarin	2,781,347	619,304	712		1,013,733	506,867		–	–	1,880,051	2,547
Vittorio Colao	–	–	–		–	–		–	–	–	–
Andy Halford	292,299	240,840	277		194,866	97,433		–	–	240,840	326
Thomas Geitner	428,179	–	–		285,453	–		–	142,726	–	–
Sir Julian Horn-Smith	–	–	–		–	–		–	–	–	–

Notes:
(1)	Shares in respect of the STIP awards for the 2004 financial year were transferred on 3 July 2006.
(2)	Previously disclosed with the directors’ emoluments for the year ended 31 March 2006.
(3)	Value at date of award is based on the price of the Company’s ordinary shares on 13 June 2006 of 115p.
(4)	The value at 31 March 2007 is calculated using the closing middle market price of the Company’s ordinary shares at 30 March 2007 of 135.5p.

The aggregate number of shares conditionally awarded during the year under the Deferred Share Bonus to the Company‘s senior management, other than executive directors, is 304,325. For a description of the performance and vesting conditions, see “Short and medium term incentive: Deferred Share Bonus” on page 80.

84	Vodafone Group Plc Annual Report 2007

Back to Contents

Governance

Long term incentives
Performance shares
Conditional awards of ordinary shares made to executive directors under the Vodafone Group Plc 1999 Long Term Stock Incentive Plan and the Vodafone Global Incentive Plan are shown below. Long Term Incentive shares that vested and were sold or transferred during the year ended 31 March 2007 are also shown below:

						Shares forfeited		Shares sold or
						in respect		transferred in
	Total interest					of awards for		respect of awards
	in long term incentives					the 2004, 2005		for the 2004, 2005		Total interest in long
	at 1 April 2006 or date		Shares conditionally awarded			2006 and 2007		2006 and 2007		term incentives at 31 March
	of appointment	(1)	during the 2007 financial year			financial years		financial years			2007

				Value at date of
				award	(2)					Number	Total value	(5)
	Number		Number	£’000		Number	(3)	Number	(3)	of shares	£’000

Arun Sarin	5,578,789		2,508,380	2,891		1,363,354		481,509		6,242,306	8,427
Vittorio Colao	–		1,073,465	1,455		–		–		1,073,465	1,449
Andy Halford	841,562		946,558	1,091		122,652		43,318		1,662,150	2,190
Thomas Geitner(4)	2,422,198		1,227,587	1,415		3,292,331		357,454		–	–
Sir Julian Horn-Smith	3,438,834		–	–		3,156,954		281,880		–	–

Notes:
(1)	Restricted share awards under the Vodafone Group Plc 1999 Long Term Stock Incentive Plan and the Vodafone Global Incentive Plan.
(2)	Except for Vittorio Colao, the value of awards under the Vodafone Global Incentive Plan is based on the price of the Company’s ordinary shares on 24 July 2006 of 115.25p. The value of the award made to Vittorio Colao is based on the price of the Company’s ordinary shares on 14 November 2006 of 135.5p.
(3)	Shares in respect of awards made in the 2004 financial year, granted on 30 July 2003, were sold or transferred on 3 July 2006. The closing middle market price of the Company’s ordinary shares was 119.25p on 30 July 2003, the date of the award, and 115.0p on 29 June 2006, the date of vesting.
(4)	Thomas Geitner received shares that vested in respect of the 2007 financial year. These awards were granted on 25 July 2006 and vested when he left the Company on 31 December 2006. The closing middle market price of the Company’s ordinary shares was 115.25p on 25 July 2006, the date of the award, and 141.5p on 29 December 2006, the date of vesting.
(5)	The value at 31 March 2007 is calculated using the closing middle market price of the Company’s ordinary shares at 30 March 2007 of 135.5p.
(6)	All employees, including Executive Directors with the exception of those retiring in the 2007 financial year, received an award of 340 shares on 1 July 2006, under the Global Incentive Plan. The awards vest after two years and are not subject to performance conditions.

The aggregate number of shares conditionally awarded during the year to the Company‘s senior management is 4,431,962 shares. For a description of the performance and vesting conditions see “Long term incentives” on pages 80 to 81. In some cases local performance conditions attach to the awards.

Share options
The following information summarises the directors’ options under the Vodafone Group 1998 Sharesave Scheme, the Vodafone Group Plc Executive Share Option Scheme and the Vodafone Group 1998 Company Share Option Scheme, which are all HM Revenue & Customs approved schemes. The table also summarises the directors’ options under the Vodafone Group 1998 Executive Share Option Scheme, Vodafone Group Plc 1999 Long Term Stock Incentive Plan and the Vodafone Global Incentive Plan, which are not HM Revenue & Customs approved. No other directors have options under any of these schemes.

Only under the Vodafone Group 1998 Sharesave Scheme may shares be offered at a discount in future grants of options. For a description of the performance and vesting conditions see “Long term incentives” on pages 80 to 81.

							Weighted
	Options held at			Options	Options		average
	1 April 2006		Options granted	exercised during	lapsed during	Options	exercise	Earliest
	or date of		during the 2007	the 2007	the 2007	held at	price at	date from	Latest
	appointment	(1)(2)	financial year	financial year	financial year	31 March 2007	31 March 2007	which	expiry
	Number		Number	Number	Number	Number	Pence	exercisable	date

Arun Sarin	26,416,279		8,115,350	–	6,250,000	28,281,629	123.3	July 2006	July 2016
Vittorio Colao	–		3,472,975	–	–	3,472,975	135.5	Nov 2009	Nov 2016
Andy Halford	2,704,093		3,072,598	–	8,705	5,767,986	130.4	July 2002	July 2016
Thomas Geitner(3)	18,396,960		3,971,607	5,497,618	5,329,579	11,541,370	139.3	July 2003	Dec 2007
Sir Julian Horn-Smith(3)	25,200,598		–	2,337,104	9,126,792	13,736,702	136.1	July 2002	July 2007

	72,717,930		18,632,530	7,834,722	20,715,076	62,800,662

Notes:
(1)	The weighted average exercise price of options over shares in the Company granted during the year and listed above is 119.0p. The earliest date from which they are exercisable is July 2009 and the latest expiry date is 15 November 2016. For a description of the performance and vesting conditions see “Long term incentives” on pages 80 to 81.
(2)	Vittorio Colao was appointed to the Board on 9 October 2006.
(3)	In accordance with the terms of the plan rules, options granted to Thomas Geitner and Sir Julian Horn-Smith have been pro-rated for both time and performance.

The aggregate number of options granted during the year to the Company’s senior management, other than executive directors, is 14,712,424. The weighted average exercise price of the options granted to senior management during the year is 115.96 pence. The earliest date from which they are exercisable is July 2009 and the latest expiry date is 13 February 2017.

Vodafone Group Plc Annual Report 2007	85

Back to Contents

Board’s Report to Shareholders on Directors’ Remuneration
continued

Further details of options outstanding at 31 March 2007 are as follows:

	Exercisable Market price				Exercisable Option price
	greater than option price			(1)	greater than market price			(1)	Not yet exercisable

		Weighted				Weighted				Weighted
		average				average				average
	Options	exercise	Latest		Options	exercise	Latest		Options	exercise	Earliest date
	held	price	expiry		held	price	expiry		held	price	from which
	Number	Pence	date		Number	Pence	date		Number	Pence	exercisable

Arun Sarin	7,379,454	119.3	July 2013		–	–	–		20,902,175	124.7	July 2007
Vittorio Colao	–	–	–		–	–	–		3,472,975	135.5	Nov 2009
Andy Halford	327,777	110.8	July 2013		344,800	214.6	July 2011		5,095,409	125.9	July 2007
Thomas Geitner	7,157,573	106.0	Dec 2007		4,383,797	193.0	Dec 2007		–	–	–
Sir Julian Horn-Smith	9,451,790	109.8	July 2007		4,284,912	194.0	July 2007		–	–	–

	24,316,594				9,013,509				29,470,559

Note:
(1)	Market price is the closing middle market price of the Company’s ordinary shares at 31 March 2007 of 135.50p.

The Company’s register of directors’ interests (which is open to inspection) contains full details of directors’ shareholdings and options to subscribe. These options by exercise price were:

			Options	Options	Options	Options
			held at	granted	exercised	lapsed
			1 April 2006	during the	during the	during the	Options
	Option		or date of	2007 financial	2007 financial	2007 financial	held at
	price		appointment	year	year	year	31 March 2007
	Pence		Number	Number	Number	Number	Number

Vodafone Group Plc Executive Share Option Scheme (Approved – 1988)	255.00		233,500	–	–	–	233,500
Vodafone Group 1998 Company Share Option Scheme (Approved)	282.30		631,700	–	–	–	631,700
Vodafone Group 1998 Sharesave Scheme	70.92		23,336	–	19,511	3,825	–
	91.64		–	10,202	–	–	10,202
	95.30		16,710	–	–	–	16,710
	108.84		8,705	–	–	8,705	–
Vodafone Group Plc 1999 Long Term Stock Incentive Plan	90.00		94,444	–	–	–	94,444
Vodafone Group Plc Global Incentive Plan	97.00		9,260,683	–	1,753,505	–	7,507,178
	115.25		–	15,149,353	496,450	55,162	14,597,741
	119.00		14,189,604	–	1,072,048	4,239,735	8,877,821
	119.25		15,640,457	–	3,937,670	–	11,702,787
	135.50		–	3,472,975	–	–	3,472,975
	145.25		13,920,682	–	555,538	4,150,810	9,214,334
	151.56		1,015,400	–	–	–	1,015,400
	157.50		9,519,551	–	–	6,006,839	3,512,712
	208.78	(1)	6,250,000	–	–	6,250,000	–
	291.50		1,913,158	–	–	–	1,913,158

			72,717,930	18,632,530	7,834,722	20,715,076	62,800,662

Note:
(1)	These share options are in respect of American Depositary Shares, each representing ten ordinary shares in the Company, which are traded on the New York Stock Exchange. The number and option price have been converted into the equivalent amounts for the Company’s ordinary shares, with the option price being translated at the 31 March 2007 exchange rate of $1.9685:£1.

86	Vodafone Group Plc Annual Report 2007

Back to Contents

Governance

Beneficial interests
The directors’ beneficial interests in the ordinary shares of the Company, which includes interests in the Vodafone Share Incentive Plan, but which excludes interests in the Vodafone Group share option schemes, and the Vodafone Group short term or long term incentives, are shown below:

				1 April 2006 or date of
	6 April 2007	31 March 2007		appointment

Sir John Bond	207,620	207,620		134,423
Dr John Buchanan	191,913	191,913	(4)	208,124
Arun Sarin(1)	5,994,854	5,994,854		4,932,560
Vittorio Colao(2)	–	–		–
Andy Halford	350,632	350,632		107,895
Dr Michael Boskin	10,000	10,000		212,500
Lord Broers	18,887	18,887	(4)	20,483
Anne Lauvergeon	27,125	27,125	(4)	31,000
Professor Jürgen Schrempp	8,750	8,750	(4)	10,000
Luc Vandevelde	17,500	17,500	(4)	20,000
Philip Yea	61,250	61,250	(4)	70,000
Anthony Watson(3)	100,000	100,000		–
Nick Land(3)	25,000	25,000		–
Alan Jebson(3)	75,000	75,000		–

Notes:
(1)	Arun Sarin also has a non-beneficial interest as the trustee of two family trusts, each holding 5,005 shares.
(2)	Vittorio Colao was appointed to the Board on 9 October 2006.
(3)	Non-executive directors appointed to the Board as follows: Anthony Watson – 1 May 2006; Alan Jebson – 1 December 2006; and Nick Land – 1 December 2006.
(4)	The reduction in holding is solely as a result of the return of capital and share consolidation in July 2006.

There were no changes to the interests of the directors of the Company in the ordinary shares of the Company during the period from 1 April 2007 to 6 April 2007. As at 31 March 2007, and during the period from 1 April 2007 to 6 April 2007, no director had any interest in the shares of any subsidiary company.

Other than those individuals included in the table above who were Board members as at 31 March 2007, members of the Group’s Executive Committee, as at 31 March 2007, had an aggregate beneficial interest in 2,042,154 ordinary shares of the Company. As at 6 April 2007, Executive Committee members at that date had an aggregate beneficial interest in 2,042,154 ordinary shares of the Company, none of whom had an individual beneficial interest amounting to greater than 1% of the Company’s ordinary shares.

Interests in share options of the Company at 6 April 2007
At 6 April 2007, there had been no change to the directors’ interests in share options from 31 March 2007.

Other than those individuals included in the table above, at 6 April 2007, members of the Group’s Executive Committee at that date held options for 28,516,664 ordinary shares at prices ranging from 70.92 pence to 293.7 pence per ordinary share, with a weighted average exercise price of 134.04 pence per ordinary share exercisable at dates ranging from July 2002 to February 2017.

Sir John Bond, John Buchanan, Dr Michael Boskin, Lord Broers, Alan Jebson, Anne Lauvergeon, Nick Land, Professor Jürgen Schrempp, Luc Vandevelde, Philip Yea and Anthony Watson held no options at 6 April 2007.

Directors’ interests in contracts
None of the current directors had a material interest in any contract of significance to which the Company or any of its subsidiary undertakings was a party during the financial year.

Luc Vandevelde
On behalf of the Board

Vodafone Group Plc Annual Report 2007	87

Back to Contents

Directors’ Statement of Responsibility

Company law of England and Wales requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for that period. In preparing those financial statements, the directors are required to:

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

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985 and Article 4 of the EU IAS Regulation. They are also responsible for the system of internal control, for safeguarding the assets of the Company and the Group and, hence, for taking reasonable steps for the prevention and detection of fraud and other irregularities.

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

Management’s Report on Internal Control over Financial Reporting
As required by section 404 of the Sarbanes-Oxley Act of 2002, management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group.

The Company’s internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, including the reconciliations to US GAAP, and that receipts and expenditures are being made only in accordance with authorisation of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Any internal control framework, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of the controls and procedures, and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the internal control over financial reporting as at 31 March 2007 based on the Internal Control –Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The assessment excluded the internal controls over financial reporting relating to Vodafone Telekomunikasyon A.S. (“Vodafone Turkey”) because the entity was acquired on 24 May 2006, as described in note 28 to the Consolidated Financial Statements.

Management has not evaluated the internal controls of Vodacom Group (Pty) Limited (“Vodacom”), which is accounted for using proportionate consolidation. The conclusion regarding the effectiveness of internal control over financial reporting does not extend to the internal controls of Vodacom. Management is unable to assess the effectiveness of internal control at Vodacom due to the fact that it does not have the ability to dictate or modify its controls and does not have the ability, in practice, to assess those controls.

Key sub-totals that result from the consolidation of Vodafone Turkey and the proportionate consolidation of Vodacom, whose internal controls have not been assessed, are set out below.

	Vodafone
	Turkey	Vodacom
	2007	2007
	£m	£m

Total assets	607	1,008
Net assets	150	477
Revenue	698	1,478
Profit for the financial year	71	242

Management is not required to evaluate the internal controls of entities accounted for under the equity method. Accordingly, the internal controls of these entities, which contributed a net profit of £2,728 million to the loss for the financial year, have not been assessed, except relating to controls over the recording of amounts relating to the investments that are recorded in the Group’s consolidated financial statement.

Based on management’s assessment, management has concluded that the internal control over financial reporting was effective as at 31 March 2007.

Management’s assessment of the effectiveness of internal control over financial reporting, as at 31 March 2007, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, who also audit the Group’s Consolidated Financial Statements. Their audit report on internal control over financial reporting is on page 89.

By Order of the Board

Stephen Scott
Secretary
29 May 2007

88	Vodafone Group Plc Annual Report 2007

Back to Contents

Governance

Report of Independent Registered Public Accounting Firm to the Members of Vodafone Group Plc

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Vodafone Group Plc together with its subsidiaries and applicable joint ventures (the “Group”) maintained effective internal control over financial reporting as of 31 March 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Vodafone Telekomunikasyon A.S. (“Vodafone Turkey”), which was acquired on 24 May 2006 and whose financial statements constitute 0.2 percent and 0.6 percent of net and total assets, respectively, 2.2 percent of revenues, and 1.3 percent profit of net loss of the consolidated financial statement amounts as of and for the year ended 31 March 2007. As also described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the Internal Controls over Financial Reporting at Vodacom Group (Pty) Limited (“Vodacom”), as the Group does not have the ability to dictate, modify or assess the controls at this entity. Vodacom constitutes, 0.7 percent and 0.9 percent of net and total assets, respectively, 4.8 percent of revenues, and 4.6 percent profit of net loss of the consolidated financial statement amounts as of and for the year ended 31 March 2007. Accordingly, our audit did not include the internal control over financial reporting at Vodafone Turkey or Vodacom. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Group maintained effective internal control over financial reporting as of 31 March 2007 is fairly stated, in all material respects, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 March 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended 31 March 2007 of the Group and our report dated 29 May 2007 expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating to the nature and effect of differences between International Financial Reporting Standards and accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
United Kingdom
29 May 2007

Vodafone Group Plc Annual Report 2007	89

Back to Contents

90	Vodafone Group Plc Annual Report 2007

Back to Contents

Financials

Report of Independent Registered Public Accounting Firm to the Members of Vodafone Group Plc

We have audited the Consolidated Financial Statements of Vodafone Group Plc which comprise the consolidated balance sheet at 31 March 2007 and 2006, the consolidated income statement, the consolidated cash flow statement, the consolidated statement of recognised income and expenses for each of the three years in the period ended 31 March 2007 and the related notes numbered 1 to 39. These Consolidated Financial Statements have been prepared under the accounting policies set out therein. We have also audited the information in the directors’ remuneration report that is described as having been audited.

We have reported separately on the individual Company Financial Statements of Vodafone Group Plc for the year ended 31 March 2007.

Respective Responsibilities of Directors and Auditors
The directors’ responsibilities for preparing the annual report, the directors’ remuneration report and the Consolidated Financial Statements in accordance with applicable law and International Financial Reporting Standards (“IFRS”) as adopted for use in the European Union are set out in the statement of directors’ responsibilities.

Our responsibility is to audit the Consolidated Financial Statements and the part of the directors’ remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Consolidated Financial Statements give a true and fair view in accordance with the relevant financial reporting framework and whether the Consolidated Financial Statements and the part of the directors’ remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We report to you whether in our opinion the information given in the directors’ report is consistent with the Consolidated Financial Statements. We also report to you if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ transactions with the Company and other members of the Group is not disclosed.

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

Opinions

UK opinion
In our opinion:

•	the Consolidated Financial Statements give a true and fair view, in accordance with IFRS as adopted for use in the European Union, of the state of the Group’s affairs as at 31 March 2007 and of its loss for the year then ended;

•	the Consolidated Financial Statements and the part of the directors’ remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and

•	the information given in the directors’ report is consistent with the Consolidated Financial Statements.

As explained in note 1 of the Consolidated Financial Statements, the Group, in addition to complying with its legal obligation to comply with IFRS as adopted for use in the European Union, has also complied with the IFRS as issued by the International Accounting Standards Board. Accordingly, in our opinion the Consolidated Financial Statements give a true and fair view, in accordance with IFRS, of the state of the Group’s affairs as at 31 March 2007 and of its loss for the year then ended.

US opinion
In our opinion the Consolidated Financial Statements present fairly, in all material respects, the consolidated financial position of the Group at 31 March 2007 and 2006 and the consolidated results of its operations and cash flows for each of the three years in the period ended 31 March 2007 in conformity with IFRS as adopted for use in the European Union and as issued by the International Accounting Standards Board.

IFRS vary in significant respects from the accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 38 to the Consolidated Financial Statements.

We have also audited, in accordance with the standards of the Public Company Oversight Board (United States), the effectiveness of the Group’s internal control over financial reporting as of 31 March 2007, based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our report including our opinions on management’s assessment of the Group’s internal control over financial reporting and on the effectiveness of the Group’s internal control over financial reporting is set out on page 90.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
United Kingdom
29 May 2007

Vodafone Group Plc Annual Report 2007	91

Back to Contents

Consolidated Income Statement for the years ended 31 March

		2007	2007		2006		2005
	Note	$m	£m		£m		£m

Revenue	3	61,228	31,104		29,350		26,678
Cost of sales		(36,860)	(18,725)		(17,070)		(15,800)

Gross profit		24,368	12,379		12,280		10,878
Selling and distribution expenses		(4,205)	(2,136)		(1,876)		(1,649)
Administrative expenses		(6,765)	(3,437)		(3,416)		(2,856)
Share of result in associated undertakings	14	5,370	2,728		2,428		1,980
Impairment losses	10	(22,835)	(11,600)		(23,515)		(475)
Other income and expense	29	988	502		15		–

Operating (loss)/profit	3,4	(3,079)	(1,564)		(14,084)		7,878
Non-operating income and expense		8	4		(2)		(7)
Investment income	5	1,553	789		353		294
Financing costs	5	(3,173)	(1,612)		(1,120)		(880)

(Loss)/profit before taxation		(4,691)	(2,383)		(14,853)		7,285
Income tax expense	6	(4,770)	(2,423)		(2,380)		(1,869)

(Loss)/profit for the financial year from continuing operations		(9,461)	(4,806)		(17,233)		5,416
(Loss)/profit for the financial year from discontinued operations	29	(966)	(491)		(4,588)		1,102

(Loss)/profit for the financial year		(10,427)	(5,297)		(21,821)		6,518

Attributable to:
Equity shareholders		(10,681)	(5,426)		(21,916)		6,410
Minority interests		254	129		95		108

		(10,427)	(5,297)		(21,821)		6,518

Basic (loss)/earnings per share
(Loss)/profit from continuing operations	8	(17.60)¢	(8.94	)p	(27.66	)p	8.12	p
(Loss)/profit from discontinued operations	8, 29	(1.77)¢	(0.90	)p	(7.35	)p	1.56	p

(Loss)/profit for the financial year	8	(19.37)¢	(9.84	)p	(35.01	)p	9.68	p

Diluted (loss)/earnings per share
(Loss)/profit from continuing operations	8	(17.60)¢	(8.94	)p	(27.66	)p	8.09	p
(Loss)/profit from discontinued operations	8, 29	(1.77)¢	(0.90	)p	(7.35	)p	1.56	p

(Loss)/profit for the financial year	8	(19.37)¢	(9.84	)p	(35.01	)p	9.65	p

Consolidated Statement of Recognised Income and Expense for the years ended 31 March

		2007	2007	2006	2005
	Note	$m	£m	£m	£m

Gains on revaluation of available-for-sale investments, net of tax	22	4,150	2,108	705	106
Exchange differences on translation of foreign operations, net of tax	22	(7,488)	(3,804)	1,494	1,488
Actuarial gains/(losses) on defined benefit pension schemes, net of tax	22	98	50	(30)	(79)
Revaluation gain	22	–	–	112	–
Transfer to the income statement on disposal of foreign operations	22	1,650	838	36	–

Net (expense)/income recognised directly in equity		(1,590)	(808)	2,317	1,515
(Loss)/profit for the financial year	23	(10,427)	(5,297)	(21,821)	6,518

Total recognised income and expense relating to the year		(12,017)	(6,105)	(19,504)	8,033

Attributable to:
Equity shareholders		(12,224)	(6,210)	(19,607)	7,958
Minority interests		207	105	103	75

		(12,017)	(6,105)	(19,504)	8,033

The accompanying notes are an integral part of these Consolidated Financial Statements.

The unaudited US dollar amounts are prepared on the basis set out in note 1.

92	Vodafone Group Plc Annual Report 2007

Back to Contents

Financials

Consolidated Balance Sheet at 31 March

		2007	2007	2006
	Note	$m	£m	£m

Non-current assets
Goodwill	9	79,856	40,567	52,606
Other intangible assets	9	30,915	15,705	16,512
Property, plant and equipment	11	26,465	13,444	13,660
Investments in associated undertakings	14	39,817	20,227	23,197
Other investments	15	11,565	5,875	2,119
Deferred tax assets	6	807	410	140
Post employment benefits	25	161	82	19
Trade and other receivables	17	972	494	361

		190,558	96,804	108,614

Current assets
Inventory	16	567	288	297
Taxation recoverable		41	21	8
Trade and other receivables	17	9,888	5,023	4,438
Cash and cash equivalents	18	14,726	7,481	2,789

		25,222	12,813	7,532

Assets included in disposal group held for sale	29	–	–	10,592

Total assets		215,780	109,617	126,738

Equity
Called up share capital	19	8,213	4,172	4,165
Share premium account	21	85,771	43,572	52,444
Own shares held	21	(15,841)	(8,047)	(8,198)
Additional paid-in capital	21	197,214	100,185	100,152
Capital redemption reserve	21	17,976	9,132	128
Accumulated other recognised income and expense	22	6,508	3,306	4,090
Retained losses	23	(167,820)	(85,253)	(67,356)

Total equity shareholders’ funds		132,021	67,067	85,425
Minority interests		445	226	(113)

Total equity		132,466	67,293	85,312

Non-current liabilities
Long term borrowings	24	35,035	17,798	16,750
Deferred tax liabilities	6	9,106	4,626	5,670
Post employment benefits	25	242	123	120
Provisions	26	583	296	265
Trade and other payables	27	1,053	535	566

		46,019	23,378	23,371

Current liabilities
Short term borrowings:
Third parties	24	7,825	3,975	3,070
Related parties	24, 36	1,657	842	378
Current taxation liabilities		10,016	5,088	4,448
Trade and other payables	27	17,272	8,774	7,477
Provisions	26	525	267	139

		37,295	18,946	15,512

Liabilities included in disposal group held for sale	29	–	–	2,543

Total equity and liabilities		215,780	109,617	126,738

The Consolidated Financial Statements were approved by the Board of directors on 29 May 2007 and were signed on its behalf by:

Arun Sarin Chief Executive	Andy Halford Chief Financial Officer

The accompanying notes are an integral part of these Consolidated Financial Statements.

The unaudited US dollar amounts are prepared on the basis set out in note 1.

Vodafone Group Plc Annual Report 2007	93

Back to Contents

Consolidated Cash Flow Statement for the years ended 31 March

		2007	2007	2006	2005
	Note	$m	£m	£m	£m

Net cash flows from operating activities	29,32	20,331	10,328	11,841	10,979

Cash flows from investing activities
Purchase of interests in subsidiary undertakings and joint ventures, net of cash acquired		(5,522)	(2,805)	(4,186)	(2,461)
Disposal of interests in subsidiary undertakings, net of cash disposed		13,321	6,767	599	444
Disposal of interests in associated undertakings		6,140	3,119	–	–
Purchase of intangible assets		(1,770)	(899)	(690)	(699)
Purchase of property, plant and equipment		(7,152)	(3,633)	(4,481)	(4,279)
Disposal of property, plant and equipment		67	34	26	68
Purchase of investments		(339)	(172)	(57)	(19)
Disposal of investments		157	80	1	22
Loans to businesses sold or acquired businesses held for sale		–	–	–	110
Dividends received from associated undertakings		1,557	791	835	1,896
Dividends received from investments		112	57	41	19
Interest received		1,035	526	319	339

Net cash flows from investing activities	29	7,606	3,865	(7,593)	(4,560)

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares		380	193	356	115
Net movement in short term borrowings		1,876	953	708	–
Proceeds from the issue of long term borrowings		10,138	5,150	5,256	–
Repayment of borrowings		(3,860)	(1,961)	(1,371)	(1,824)
Loans repaid to associated undertakings		–	–	(47)	(2)
Purchase of treasury shares		(85)	(43)	(6,457)	(4,053)
B share capital redemption		(11,246)	(5,713)	–	–
B share preference dividends paid		(6,478)	(3,291)	–	–
Equity dividends paid		(6,998)	(3,555)	(2,749)	(1,991)
Dividends paid to minority shareholders in subsidiary undertakings		(67)	(34)	(51)	(32)
Interest paid		(2,069)	(1,051)	(721)	(744)

Net cash flows used in financing activities	29	(18,409)	(9,352)	(5,076)	(8,531)

Net cash flows		9,528	4,841	(828)	(2,112)

Cash and cash equivalents at beginning of the financial year	18	5,772	2,932	3,726	5,809
Exchange (loss)/gain on cash and cash equivalents		(620)	(315)	34	29

Cash and cash equivalents at end of the financial year	18	14,680	7,458	2,932	3,726

The accompanying notes are an integral part of these Consolidated Financial Statements.

The unaudited US dollar amounts are prepared on the basis set out in note 1.

94	Vodafone Group Plc Annual Report 2007

Back to Contents

Financials

Notes to the Consolidated Financial Statements

1. Basis of preparation
The Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Consolidated Financial Statements are also prepared in accordance with IFRS adopted by the European Union (“EU”), the Companies Act 1985 and Article 4 of the EU IAS Regulations. IFRS and IFRS as adopted by the EU differ in certain material respects from US generally accepted accounting principles (“US GAAP”) – see note 38.

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

Amounts in the Consolidated Financial Statements are stated in pounds sterling (£), the currency of the country in which the Company is incorporated. The translation into US dollars of the Consolidated Financial Statements as of, and for the year ended, 31 March 2007, is for convenience only and has been made at the Noon Buying Rate for cable transfers as announced by the Federal Reserve Bank of New York for customs purposes on 30 March 2007. This rate was $1.9685: £1. This translation should not be construed as a representation that the sterling amounts actually represented have been, or could be, converted into dollars at this or any other rate.

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

The results of subsidiaries acquired or disposed of during the year are included in the income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Group.

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

Interests in joint ventures
A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control; that is, when the strategic financial and operating policy decisions relating to the activities require the unanimous consent of the parties sharing control.

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

Investments in associates
An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

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

The licences of the Group’s associated undertaking in the US, Verizon Wireless, are indefinite lived assets as they are subject to perfunctory renewal. Accordingly, they are not subject to amortisation but are tested annually for impairment, or when indicators exist that the carrying value is not recoverable.

Vodafone Group Plc Annual Report 2007	95

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

Goodwill arising before the date of transition to IFRS, on 1 April 2004, has been retained at the previous UK GAAP amounts, subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

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

Costs associated with maintaining computer software programmes are recognised as an expense when they are incurred.

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

Brands	1 – 10 years
Customer bases	3 – 8 years

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

Depreciation is charged so as to write off the cost or valuation of assets, other than land and properties under construction, using the straight-line method, over their estimated useful lives, as follows:

Freehold buildings	25 – 50 years
Leasehold premises	the term of the lease

Equipment, fixtures and fittings

•	Network infrastructure	3 – 25 years
•	Other	3 – 10 years

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

Impairment of assets
Goodwill
Goodwill is not subject to amortisation but is tested for impairment annually or whenever there is an indication that the asset may be impaired.

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognised for goodwill are not reversed in a subsequent period.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

96	Vodafone Group Plc Annual Report 2007

Back to Contents

Financials

Property, plant and equipment and finite lived intangible assets
At each balance sheet date, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognised immediately in the income statement.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognised immediately in the income statement.

Disposal groups held for sale
Disposal groups held for sale are stated at the lower of carrying value and fair value less costs to sell.

Revenue
Group revenue comprises revenue of the Company and its subsidiary undertakings plus the Group’s share of the revenue of its joint ventures and excludes sales taxes and discounts.

Revenue from mobile telecommunications comprises amounts charged to customers in respect of monthly access charges, airtime usage, messaging, the provision of other mobile telecommunications services, including data services and information provision, fees for connecting users of other fixed line and mobile networks to the Group’s network, revenue from the sale of equipment, including handsets, and revenue arising from Partner Market agreements.

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

Incentives are provided to customers in various forms and are usually offered on signing a new contract or as part of a promotional offering. Where such incentives are provided on connection of a new customer or the upgrade of an existing customer, revenue representing the fair value of the incentive, relative to other deliverables provided to the customer as part of the same arrangement, is deferred and recognised in line with the Group’s performance of its obligations relating to the incentive.

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

In revenue arrangements including more than one deliverable, the arrangement consideration is allocated to each deliverable based on the fair value of the individual element. The Group generally determines the fair value of individual elements based on prices at which the deliverable is regularly sold on a standalone basis.

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

Foreign currencies
In preparing the financial statements of the individual entities within the Group, transactions in currencies other than the entity’s functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rate prevailing on the date when fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Vodafone Group Plc Annual Report 2007	97

Back to Contents

Notes to the Consolidated Financial Statements
continued

2. Significant accounting policies continued
Changes in the fair value of monetary securities denominated in foreign currency classified as available for sale are analysed between translation differences and other changes in the carrying amount of the security. Translation differences are recognised in the income statement and other changes in carrying amount are recognised in equity.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets, such as investments in equity securities classified as available for sale, are included in the fair value reserve in equity.

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

Post employment benefits
For defined benefit retirement plans, the difference between the fair value of the plan assets and the present value of the plan liabilities is recognised as an asset or liability on the balance sheet. During the year ended 31 March 2006, the Group early adopted the amendment to IAS 19, “Employee Benefits”, issued by the IASB on 16 December 2004 and applied it from 1 April 2004. Accordingly, actuarial gains and losses are taken to the statement of recognised income and expense. For this purpose, actuarial gains and losses comprise both the effects of changes in actuarial assumptions and experience adjustments arising because of differences between the previous actuarial assumptions and what has actually occurred.

Other movements in the net surplus or deficit are recognised in the income statement, including the current service cost, any past service cost and the effect of any curtailment or settlements. The interest cost less the expected return on assets is also charged to the income statement. The amount charged to the income statement in respect of these plans is included within operating costs or in the Group’s share of the results of equity accounted operations as appropriate.

The values attributed to plan liabilities are assessed in accordance with the advice of independent qualified actuaries.

The Group’s contributions to defined contribution pension plans are charged to the income statement as they fall due.

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

Tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they either relate to income taxes levied by the same taxation authority on either the same taxable entity or on different taxable entities which intend to settle the current tax assets and liabilities on a net basis.

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

The Group has applied the requirements of IFRS to financial instruments for all periods presented and has not taken advantage of any exemptions available to first time adopters of IFRS in this respect. During the year ended 31 March 2006, the Group early adopted IFRS 7, “Financial Instruments: Disclosures”, amendments to IAS 39, “Financial Instruments: Recognition and Measurement” and IFRS 4, “Insurance Contracts”, regarding “Financial Guarantee Contracts” and amendments to IAS 39 regarding “The Fair Value Option” and “Cash Flow Hedge Accounting of Forecast Intragroup Transactions” and applied them from 1 April 2004.

Trade receivables
Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. Estimated irrecoverable amounts are based on the ageing of the receivable balances and historical experience. Individual trade receivables are written off when management deems them not to be collectible.

98	Vodafone Group Plc Annual Report 2007

Back to Contents

Financials

Other investments
Other investments are recognised and derecognised on a trade date where a purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at cost, including transaction costs.

Other investments are classified as either held for trading or available-for-sale, and are measured at subsequent reporting dates at fair value. Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in net profit or loss for the period. For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity, determined using the weighted average costs method, is included in the net profit or loss for the period.

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

Derivative financial instruments are initially measured at fair value on the contract date and are subsequently re-measured to fair value at each reporting date. The Group designates certain derivatives as either:

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

Net investment hedges
Exchange differences arising from the translation of the net investment in foreign operations are recognised directly in equity. Gains and losses on those hedging instruments (which include bonds, commercial paper and foreign exchange contracts) designated as hedges of the net investments in foreign operations are recognised in equity to the extent that the hedging relationship is effective. These amounts are included in exchange differences on translation of foreign operations as stated in the statement of recognised income and expense. Gains and losses relating to hedge ineffectiveness are recognised immediately in the income statement for the period. Gains and losses accumulated in the translation reserve are included in the income statement when the foreign operation is disposed of. During the year ended 31 March 2006, the Group adopted the Amendments to IAS 21, “The Effect of Changes in Foreign Exchange Rates”, with effect from 1 April 2004, being the date of transition to IFRS for the Group.

Provisions
Provisions are recognised when the Group has a present obligation as a result of a past event and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors’ best estimate of the expenditure required to settle the obligation at the balance sheet date and are discounted to present value where the effect is material.

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

Advertising costs
Expenditure on advertising is written off in the year in which it is incurred.

Vodafone Group Plc Annual Report 2007	99

Back to Contents

Notes to the Consolidated Financial Statements
continued

3. Segmental analysis

The Group has one business segment, being the supply of communications services and products. Primary segmental information is provided on the basis of geographic regions, being the basis on which the Group manages its worldwide interests. The segmental analysis is provided for the Group’s continuing operations. Revenue is determined by location of assets, which is not materially different from revenue by location of customer. Inter-segment sales are charged at arms length prices. During the 2007 financial year, the Group changed the structure of its organisation. The results for all periods are presented in accordance with the new structure. See note 29 for information on discontinued operations. Germany and Arcor together form the geographic segment of Germany.

						Other	Total	Eastern	Middle East,		Associates	Associates	Total	Common
	Germany	Italy	Spain	UK	Arcor (1)	Europe	– Europe	Europe	Africa & Asia	Pacific	– US	– Other	– EMAPA	Functions	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 March 2007
Service revenue	5,156	4,083	4,062	4,681	1,419	4,018	23,419	2,392	2,332	1,245	–	–	5,969	–	29,388
Equipment and other revenue	287	162	438	443	22	257	1,609	85	233	154	–	–	472	–	2,081

Segment revenue	5,443	4,245	4,500	5,124	1,441	4,275	25,028	2,477	2,565	1,399	–	–	6,441	–	31,469

Common functions														168	168
Intra-region revenue	(123)	(44)	(106)	(54)	(27)	(82)	(436)	–	–	–	–	–	–	–	(436)

Regional revenue	5,320	4,201	4,394	5,070	1,414	4,193	24,592	2,477	2,565	1,399	–	–	6,441	168	31,201
Less: Inter-region revenue	(9)	(5)	(3)	(9)	–	(4)	(30)	(31)	(9)	(11)	–	–	(51)	(16)	(97)

Group revenue	5,311	4,196	4,391	5,061	1,414	4,189	24,562	2,446	2,556	1,388	–	–	6,390	152	31,104

Operating (loss)/profit	(5,345)	(3,325)	1,100	511	171	936	(5,952)	184	694	159	2,080	1,150	4,267	121	(1,564)
Impairment losses	6,700	4,900	–	–	–	–	11,600	–	–	–	–	–	–	–	11,600
Other items	(1)	–	–	–	–	–	(1)	–	–	–	(3)	(508)	(511)	7	(505)

Adjusted operating profit	1,354	1,575	1,100	511	171	936	5,647	184	694	159	2,077	642	3,756	128	9,531

Non-current assets(2)	16,279	13,754	12,327	8,551	829	7,328	59,068	6,347	3,160	1,379	–	–	10,886	5,989	75,943
Share of associated undertakings	–	–	–	–	–	8	8	–	–	–	17,486	2,697	20,183	36	20,227
Current assets(2)	779	849	483	884	238	698	3,931	367	455	223	–	–	1,045	255	5,231

Total segment assets(2)	17,058	14,603	12,810	9,435	1,067	8,034	63,007	6,714	3,615	1,602	17,486	2,697	32,114	6,280	101,401
Unallocated non-current assets:
Deferred tax assets															410
Trade and other receivables															224
Unallocated current assets:
Cash and cash equivalents															7,481
Trade and other receivables															80
Taxation recoverable															21

Total assets															109,617

Segment liabilities(2)	(827)	(1,449)	(1,000)	(940)	(376)	(1,125)	(5,717)	(843)	(886)	(403)	–	–	(2,132)	(1,927)	(9,776)
Unallocated liabilities:
Current taxation liabilities															(5,088)
Deferred tax liabilities															(4,626)
Trade and other payables															(219)
Short term borrowings															(4,817)
Long term borrowings															(17,798)

Total liabilities															(42,324)

Other segment items:
Capitalised fixed asset additions(3)	425	421	547	661	189	489	2,732	435	574	251	–	–	1,260	216	4,208
Expenditure on other intangible assets	–	26	–	–	–	6	32	–	276	–	–	–	276	–	308
Depreciation and amortisation	1,063	556	449	930	144	586	3,728	349	272	194	–	–	815	568	5,111
Impairment of goodwill	6,700	4,900	–	–	–	–	11,600	–	–	–	–	–	–	–	11,600

Notes:
(1)	Within the Europe region, certain revenues relating to Arcor have been reclassified between service revenue and equipment and other revenue. All prior periods have been adjusted accordingly. The reclassification had no effect on total revenue.
(2)	Excluding unallocated items.
(3)	Includes additions to property, plant and equipment and computer software, included within intangible assets.

100	Vodafone Group Plc Annual Report 2007

Back to Contents

Financials

						Other	Total	Eastern	Middle East,		Associates	Associates	Total	Common
	Germany	Italy	Spain	UK	Arcor(1)	Europe	– Europe	Europe	Africa & Asia	Pacific	– US	– Other	– EMAPA	Functions	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 March 2006
Service revenue	5,394	4,170	3,615	4,568	1,305	4,349	23,401	1,358	1,625	1,212	–	–	4,195	–	27,596

Equipment and other revenue	360	193	380	480	15	348	1,776	77	159	123	–	–	359	–	2,135

Segment revenue	5,754	4,363	3,995	5,048	1,320	4,697	25,177	1,435	1,784	1,335	–	–	4,554	–	29,731

Common functions														145	145
Intra-region revenue	(143)	(39)	(100)	(50)	(34)	(78)	(444)	–	–	–	–	–	–	–	(444)

Regional revenue	5,611	4,324	3,895	4,998	1,286	4,619	24,733	1,435	1,784	1,335	–	–	4,554	145	29,432

Less: Inter-region revenue	(9)	(4)	(2)	(10)	–	(3)	(28)	(14)	(15)	(14)	–	–	(43)	(11)	(82)

Group revenue	5,602	4,320	3,893	4,988	1,286	4,616	24,705	1,421	1,769	1,321	–	–	4,511	134	29,350

Operating (loss)/profit	(17,904)	(1,928)	968	698	139	466	(17,561)	176	523	140	1,732	683	3,254	223	(14,084)
Impairment losses	19,400	3,600	–	–	–	515	23,515	–	–	–	–	–	–	–	23,515
Other items	–	–	–	–	–	(3)	(3)	–	–	–	–	(17)	(17)	(12)	(32)

Adjusted operating profit	1,496	1,672	968	698	139	978	5,951	176	523	140	1,732	666	3,237	211	9,399

Non-current assets(2)	24,360	19,422	12,596	8,743	754	7,653	73,528	3,922	4,390	1,299	–	–	9,611	1,907	85,046
Share of associated undertakings	–	–	–	–	–	7	7	–	–	–	17,898	5,255	23,153	37	23,197
Current assets(2)	669	888	443	743	266	658	3,667	216	502	192	–	–	910	79	4,656

Total segment assets(2)	25,029	20,310	13,039	9,486	1,020	8,318	77,202	4,138	4,892	1,491	17,898	5,255	33,674	2,023	112,899
Unallocated non-current assets:
Deferred tax assets															140
Trade and other receivables															231
Unallocated current assets:
Cash and cash equivalents															2,789
Trade and other receivables															79
Taxation recoverable															8
Assets included in disposal group for resale(3)															10,592

Total assets															126,738

Segment liabilities(2)	(753)	(1,370)	(914)	(827)	(362)	(1,074)	(5,300)	(392)	(880)	(318)	–	–	(1,590)	(1,458)	(8,348)
Unallocated liabilities:
Current taxation liabilities															(4,448)
Deferred tax liabilities															(5,670)
Trade and other payables															(219)
Short term borrowings															(3,448)
Long term borrowings															(16,750)
Liabilities included in disposal group for resale(3)															(2,543)

Total liabilities															(41,426)

Other segment items:

Capitalised fixed asset additions(4)	592	541	502	665	129	511	2,940	280	426	247	–	–	953	112	4,005
Expenditure on other intangible assets	–	1	–	11	–	4	16	–	–	–	–	–	–	–	16
Depreciation and amortisation	1,167	588	395	924	140	645	3,859	231	216	209	–	–	656	189	4,704
Impairment of goodwill	19,400	3,600	–	–	–	515	23,515	–	–	–	–	–	–	–	23,515

Notes:
(1)	Within the Europe region, certain revenues relating to Arcor have been reclassified between service revenue and equipment and other revenue. All prior periods have been adjusted accordingly. The reclassification had no effect on total revenue.
(2)	Excluding unallocated items.
(3)	See note 29 for information on discontinued operations.
(4)	Includes additions to property, plant and equipment and computer software, included within intangible assets.

Vodafone Group Plc Annual Report 2007	101

Back to Contents

Notes to the Consolidated Financial Statements
continued

3. Segmental analysis continued

									Middle							Discon-
						Other	Total	Eastern	East, Africa		Associates	Associates	Total	Common	Continuing	tinued
	Germany	Italy	Spain	UK	Arcor(1)	Europe	– Europe	Europe	& Asia	Pacific	– US	– Other	– EMAPA	Functions	operations	operations
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 March 2005
Service revenue	5,320	4,091	2,963	4,498	1,090	4,258	22,220	536	1,131	1,042	–	–	2,709	–	24,929	5,610
Equipment and other revenue	364	182	298	567	5	386	1,802	37	137	104	–	–	278	–	2,080	1,786

Segment revenue	5,684	4,273	3,261	5,065	1,095	4,644	24,022	573	1,268	1,146	–	–	2,987	–	27,009	7,396

Common functions														123	123
Intra-region revenue	(153)	(32)	(77)	(40)	(45)	(61)	(408)	–	–	–	–	–	–	(2)	(410)	(1)

Regional revenue	5,531	4,241	3,184	5,025	1,050	4,583	23,614	573	1,268	1,146	–	–	2,987	121	26,722	7,395
Less: Inter-region revenue	(5)	(3)	(1)	(8)	(2)	(2)	(21)	(5)	(8)	(6)	–	–	(19)	(4)	(44)	–

Group revenue	5,526	4,238	3,183	5,017	1,048	4,581	23,593	568	1,260	1,140	–	–	2,968	117	26,678	7,395

Operating profit/(loss):	1,473	1,694	775	779	64	533	5,318	90	375	200	1,354	626	2,645	(85)	7,878	664
Impairment losses	–	–	–	–	–	475	475	–	–	–	–	–	–	–	475	–

Adjusted operating profit	1,473	1,694	775	779	64	1,008	5,793	90	375	200	1,354	626	2,645	(85)	8,353	664

Other segment items:
Capitalised fixed asset additions(2)	827	538	490	789	112	712	3,468	140	235	246	–	–	621	136	4,225	885
Expenditure on other intangible assets	–	8	–	–	–	–	8	31	87	–	–	–	118	–	126	–
Depreciation and amortisation	1,154	587	354	932	153	676	3,856	87	160	180	–	–	427	18	4,301	1,214
Impairment of goodwill	–	–	–	–	–	475	475	–	–	–	–	–	–	–	475	–

Notes:
(1)	Within the Europe region, certain revenues relating to Arcor have been reclassified between service revenue and equipment and other revenue. All prior periods have been adjusted accordingly. The reclassification had no effect on total revenue.
(2)	Includes additions to property, plant and equipment and computer software, included within intangible assets.

4. Operating (loss)/profit
Operating (loss)/profit has been arrived at after charging/(crediting):

	2007	2006	2005
	£m	£m	£m

Net foreign exchange losses/(gains)	6	–	(10)
Depreciation of property, plant and equipment (note 11):
Owned assets	2,994	3,069	2,871
Leased assets	17	10	14
Amortisation of intangible assets (note 9)	2,100	1,625	1,416
Impairment of goodwill	11,600	23,515	475
Research and development expenditure	222	206	198
Advertising costs	865	670	660
Staff costs (note 34)	2,466	2,310	2,185
Operating lease rentals payable:
Plant and machinery	35	35	37
Other assets including fixed line rentals	984	933	873
Loss on disposal of property, plant and equipment	43	69	68
Own costs capitalised attributable to the construction or acquisition of property, plant and equipment	(244)	(256)	(250)

The total remuneration of the Group’s auditor, Deloitte & Touche LLP, and its affiliates for services provided to the Group’s subsidiary undertakings is analysed below:

	2007	2006	2005
	£m	£m	£m

Audit fees:
Parent company	1	1	1
Subsidiary undertakings	4	3	3

	5	4	4
Fees for statutory and regulatory filings(1)	2	–	–

Audit and audit-related fees	7	4	4

Other fees:
Taxation	1	1	1
Corporate finance transactions	–	1	1
Other(2)	2	2	1

	3	4	3

Total fees	10	8	7

Notes:
(1)	Amounts for 2007 include mainly audit fees in relation to Section 404 of the US Sarbanes-Oxley Act of 2002.
(2)	Amounts for 2007, 2006 and 2005 include fees mainly relating to the preparatory work required in advance of the implementation of Section 404 of the US Sarbanes-Oxley Act of 2002 and general accounting advice.

102	Vodafone Group Plc Annual Report 2007

Back to Contents

Financials

The total remuneration includes £nil (2006: £1 million, 2005: £1 million) in respect of the Group’s discontinued operations in Japan.

In addition to the above, the Group’s joint ventures and associated undertakings paid fees totalling £2 million (2006: £2 million, 2005: £2 million) and £4 million (2006: £4 million, 2005: £5 million), respectively, to Deloitte & Touche LLP and its affiliates during the year.

Deloitte & Touche LLP and its affiliates have also received amounts totalling less than £1 million in each of the last three years in respect of services provided to pension schemes and charitable foundations associated to the Group.

A description of the work performed by the Audit Committee in order to safeguard auditor independence when non audit services are provided is set out in “Governance – Corporate Governance” on page 72. In the year ended 31 March 2007, 2.6% of other fees were approved in accordance with US SEC Regulation S-X Rule 2-01(c)(7)(i)(C).

5. Investment income and financing costs

	2007	2006	2005
	£m	£m	£m

Investment income
Available-for-sale investments:
Dividends received	57	41	19
Loans and receivables at amortised cost(1)	452	153	201
Other(2)	86	–	–
Fair value through the income statement (held for trading):
Derivatives – foreign exchange contracts	160	159	74
Equity put rights and similar arrangements(3)	34	–	–

	789	353	294

Financing costs
Items in hedge relationships:
Other loans	548	510	472
Interest rate swaps	(9)	(118)	(198)
Dividends on redeemable preference shares	45	48	–
Fair value hedging instrument	42	213	231
Fair value of hedged item	(47)	(186)	(213)
Other financial liabilities held at amortised cost:
Bank loans and overdrafts	126	126	129
Other loans	276	78	68
Dividends on redeemable preference shares	–	–	46
Potential interest charge on settlement of tax issues	406	329	245
Fair value through the income statement (held for trading):
Derivatives – forward starting swaps and futures	71	(48)	25
Other(4)	118	–	–
Equity put rights and similar arrangements(3)	32	161	67
Finance leases	4	7	8

	1,612	1,120	880

Net financing costs	823	767	586

Notes:
(1)	Included are amounts of £77m arising from hedges of a net investment in a foreign operation.
(2)	Gain resulting from refinancing of SoftBank related investments received as part of the consideration for the disposal of Vodafone Japan on 27 April 2006.
(3)	Equity put rights and similar arrangements includes amounts in relation to the Group’s arrangements with Telecom Egypt and its minority partners in the Group’s other operations in Germany. Contracts have been revalued to current redemption value. Further information is provided in “Option agreements and similar arrangements” on page 56.
(4)	Other fair value through the income statement includes foreign exchange losses on certain intercompany balances and certain investments held following the disposal of Vodafone Japan to SoftBank.

Vodafone Group Plc Annual Report 2007	103

Back to Contents

Notes to the Consolidated Financial Statements
continued

6. Taxation
(Loss)/profit before tax is split as follows:

	2007	2006	2005
	£m	£m	£m

United Kingdom (loss)/profit before tax	(375)	491	765
Overseas (loss)/profit before tax	(2,008)	(15,344)	6,520

Total (loss)/profit before tax	(2,383)	(14,853)	7,285

Income tax expense
Income tax expense from continuing operations, as shown in the income statement, is as follows:

	2007	2006	2005
	£m	£m	£m

United Kingdom corporation tax (income)/expense at 30%:
Current year	–	169	339
Adjustments in respect of prior years	(30)	(15)	(79)

	(30)	154	260

Overseas current tax expense/(income):
Current year	2,928	2,077	1,774
Adjustments in respect of prior years	215	(418)	(154)

	3,143	1,659	1,620

Total current tax expense	3,113	1,813	1,880

Deferred tax on origination and reversal of temporary differences:
United Kingdom deferred tax	(49)	444	234
Overseas deferred tax	(641)	123	(245)

Total deferred tax (income)/expense	(690)	567	(11)

Total income tax expense from continuing operations	2,423	2,380	1,869

Tax included in the statement of recognised income and expense

	2007	2006	2005
	£m	£m	£m

Current tax credit	(2)	(6)	(10)
Deferred tax charge/(credit)	11	(11)	(35)

Total tax charged/(credited) directly to equity	9	(17)	(45)

Factors affecting tax expense for the year
The table below explains the differences between the expected tax expense on continuing operations, at the UK statutory tax rate of 30% for 2007, 2006 and 2005, and the Group’s total tax expense for each year. Further discussion of the current year tax expense can be found in the section titled “Performance – Operating Results”.

	2007	2006	2005
	£m	£m	£m

(Loss)/profit before tax on continuing operations as shown in the consolidated income statement	(2,383)	(14,853)	7,285

Expected income tax (income)/expense on profit from continuing operations at UK statutory tax rate	(715)	(4,456)	2,186
Effect of taxation of associated undertakings, reported within operating profit	119	133	134
Impairment losses with no tax effect	3,480	7,055	143

Expected income tax expense at UK statutory rate on profit from continuing operations, before impairment losses and taxation of associates	2,884	2,732	2,463
Effect of different statutory tax rates of overseas jurisdictions	346	411	433
Deferred tax on overseas earnings	(373)	(78)	(66)
Assets revalued for tax purposes	(197)	(142)	(240)
Effect of previously unrecognised temporary differences including losses	(562)	(95)	(389)
Adjustments in respect of prior years	145	(470)	(315)
Expenses not deductible for tax purposes and other items	578	465	431
Exclude taxation of associated undertakings	(398)	(443)	(448)

Income tax expense from continuing operations	2,423	2,380	1,869

104	Vodafone Group Plc Annual Report 2007

Back to Contents

Financials

Deferred tax
Analysis of movements in net deferred tax balance during the year:

2007
£m

1 April 2006	(5,530)
Credited to the income statement	690
Charged to the statement of recognised income and expense	(11)
Acquisitions and disposals	(5)
Deferred tax relating to discontinued operations	145
Transfer due to deconsolidation	108
Exchange movements	387

31 March 2007	(4,216)

Deferred tax assets and liabilities in respect of continuing operations, before offset of balances within countries, are as follows:

		Gross	Less:	Net recognised	Amount credited/
	Gross deferred	deferred tax	amounts	deferred tax	(charged) in
	tax asset	liability	unrecognised	asset/(liability)	income statement
31 March 2007:	£m	£m	£m	£m	£m

Accelerated tax depreciation	386	(1,720)	(25)	(1,359)	112
Tax losses	13,619	–	(13,334)	285	(264)
Deferred tax on overseas earnings	–	(3,296)	–	(3,296)	373
Other short term timing differences	4,147	(1,615)	(2,378)	154	469

	18,152	(6,631)	(15,737)	(4,216)	690

Analysed in the balance sheet, after offset of balances within countries, as:

£m

Deferred tax asset	410
Deferred tax liability	(4,626)

(4,216)

		Gross	Less:	Net recognised	Amount credited/
	Gross deferred	deferred tax	amounts	deferred tax	(charged) in
	tax asset	liability	unrecognised	asset/(liability)	income statement
31 March 2006:	£m	£m	£m	£m	£m

Accelerated tax depreciation	155	(1,702)	(48)	(1,595)	(91)
Tax losses	9,565	–	(9,191)	374	(85)
Deferred tax on overseas earnings	–	(4,025)	–	(4,025)	(318)
Other short term timing differences	4,073	(1,418)	(2,939)	(284)	(73)

	13,793	(7,145)	(12,178)	(5,530)	(567)

Analysed in the balance sheet, after offset of balances within countries, as:

£m

Deferred tax asset	140
Deferred tax liability	(5,670)

(5,530)

Factors affecting the tax charge in future years
Factors that may affect the Group’s future tax charge include one-off restructuring benefits, the resolution of open issues, future planning opportunities, corporate acquisitions and disposals, changes in tax legislation and rates, and the use of brought forward tax losses.

In particular, the Group’s subsidiary Vodafone 2 is responding to an enquiry by HM Revenue & Customs (“HMRC”) with regard to the UK tax treatment of one of its Luxembourg holding companies under the controlled foreign companies (“CFC”) rules. Further details in relation to this enquiry are included in note 31 “Contingent liabilities”. At 31 March 2007, the Group holds provisions of £1,718 million tax and £400 million interest in respect of the potential UK tax liability that may arise from this enquiry (2006: £1,822 million tax and £276 million interest). In September 2006, ruling in the case of Cadbury Schweppes, the European Court of Justice provided guidance as to the allowable application of the UK CFC rules. Considering the facts of the Vodafone 2 case and the ECJ ruling in Cadbury Schweppes, management considers these amounts are sufficient to settle any assessments that may result from the enquiry. However, the amount ultimately paid may differ materially from the amount accrued and could therefore affect the overall profitability and cash flows of the Group in future periods.

Vodafone Group Plc Annual Report 2007	105

Back to Contents

Notes to the Consolidated Financial Statements
continued

6. Taxation continued

At 31 March 2007, the gross amount and expiry dates of losses available for carry forward are as follows:

	Expiring within	Expiring within
	5 years	6 – 10 years	Unlimited	Total
	£m	£m	£m	£m

Losses for which a deferred tax asset is recognised	150	–	1,048	1,198
Losses for which no deferred tax is recognised	208	44	45,253	45,505

	358	44	46,301	46,703

Included above are losses amounting to £1,938 million (2006: £1,939 million) in respect of UK subsidiaries which are only available for offset against future capital gains and since it is uncertain whether these losses will be utilised, no deferred tax asset has been recognised.

The losses above also include £41,298 million (2006 £27,545 million) that have arisen in overseas holding companies as a result of revaluations of those companies’ investments for local GAAP purposes. Since it is uncertain whether these losses will be utilised, no deferred tax asset has been recognised.

In addition to the losses described above, the Group has potential tax losses of £34,292 million (2006: £35,250 million) in respect of a write down in the value of investments in Germany. These losses have to date been denied by the German tax authorities. Vodafone is in continuing discussions with them regarding the availability of the losses. However, the outcome of these discussions and the timing of the resolution are not yet known. The Group has not recognised the availability of the losses, nor the income statement benefit arising from them, due to this uncertainty. If upon resolution a benefit is recognised, it may impact both the amount of current income taxes provided since the date of initial deduction and the amount of the benefit from tax losses the Group will recognise. The recognition of these benefits could affect the overall profitability of the Group in future periods.

The Group holds provisions in respect of deferred taxation that would arise if temporary differences on investments in subsidiaries, associates and interests in joint ventures were to be realised after the balance sheet date. No deferred tax liability has been recognised in respect of a further £34,946 million (2006: £23,038 million) of unremitted earnings of subsidiaries, associates and joint ventures because the Group is in a position to control the timing of the reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future. It is not practicable to estimate the amount of unrecognised deferred tax liabilities in respect of these unremitted earnings.

7. Equity dividends

	2007	2006	2005
	£m	£m	£m

Declared during the financial year:
Final dividend for the year ended 31 March 2006: 3.87 pence per share
(2005: 2.16 pence per share, 2004: 1.078 pence per share)	2,328	1,386	728
Interim dividend for the year ended 31 March 2007: 2.35 pence per share
(2006: 2.20 pence per share, 2005: 1.91 pence per share)	1,238	1,367	1,263

	3,566	2,753	1,991

Proposed or declared after the balance sheet date and not recognised as a liability:
Final dividend for the year ended 31 March 2007: 4.41 pence per share
(2006: 3.87 pence per share, 2005: 2.16 pence per share)	2,331	2,328	1,386

106	Vodafone Group Plc Annual Report 2007

Back to Contents

Financials

8. (Loss)/earnings per share

	2007	2006	2005
	Millions	Millions	Millions

Weighted average number of shares for basic (loss)/earnings per share	55,144	62,607	66,196
Effect of dilutive potential shares: restricted shares and share options	–	–	231

Weighted average number of shares for diluted (loss)/earnings per share	55,144	62,607	66,427

	£m	£m	£m

(Loss)/earnings for basic and diluted earnings per share:
Continuing operations	(4,932)	(17,318)	5,375
Discontinued operations	(494)	(4,598)	1,035

Total	(5,426)	(21,916)	6,410

	Pence per	Pence per	Pence per
	share	share	share

Basic (loss)/earnings per share:
(Loss)/profit from continuing operations	(8.94)	(27.66)	8.12
(Loss)/profit from discontinued operations(1)	(0.90)	(7.35)	1.56

(Loss)/profit for the financial year	(9.84)	(35.01)	9.68

Diluted (loss)/earnings per share:(2)
(Loss)/profit from continuing operations	(8.94)	(27.66)	8.09
(Loss)/profit from discontinued operations(1)	(0.90)	(7.35)	1.56

(Loss)/profit for the financial year	(9.84)	(35.01)	9.65

	£m	£m	£m

Basic and diluted (loss)/earnings per share for continuing operations is stated inclusive of the following items:
Impairment losses (note 10)	(11,600)	(23,515)	(475)
Other income and expense	502	15	–
Share of associated undertakings non-operating income (note 14)	3	17	–
Non-operating income and expense	4	(2)	(7)
Changes in the fair value of equity put rights and similar arrangements (note 5)(3)(4)	2	(161)	(67)
Foreign exchange(4)(5)	(41)	–	–
Tax on the above items	(13)	–	(3)

	Pence per	Pence per	Pence per
	share	share	share

Impairment losses	(21.04)	(37.56)	(0.72)
Other income and expense	0.91	0.02	–
Share of associated undertakings non-operating income	0.01	0.03	–
Non-operating income and expense	0.01	–	(0.01)
Changes in the fair value of equity put rights and similar arrangements (note 5)(3)(4)	–	(0.26)	(0.10)
Foreign exchange(4)(5)	(0.07)	–	–
Tax on the above items	(0.02)	–	–

Notes:
(1)	See note 29 for further information on discontinued operations, including the per share effect of discontinued operations.
(2)	In the year ended 31 March 2007, 215 million (2006: 183 million; 2005: nil) shares have been excluded from the calculation of diluted loss per share as they are not dilutive.
(3)	Includes the fair value movement in relation to the potential put rights held by Telecom Egypt over its 25.5% interest in Vodafone Egypt and the fair value of a financial liability in relation to the minority partners of Arcor, the Group’s non-mobile operation in Germany.

Following the sale of 16.9% of Vodafone Egypt to Telecom Egypt in the 2005 financial year, the Group signed a shareholder agreement with Telecom Egypt setting out the basis under which the Group and Telecom Egypt would each contribute a 25.5% interest in Vodafone Egypt to a newly formed company to be 50% owned by each party. Within this shareholder agreement, Telecom Egypt was granted a put option over its entire interest in Vodafone Egypt giving Telecom Egypt the right to put its shares back to the Group at deemed fair value. In the 2006 financial year, the shareholder agreement between Telecom Egypt and Vodafone expired and the associated rights and obligations contained in the shareholder agreement terminated, including the aforementioned put option. However, the original shareholders agreement contained an obligation on both parties to use reasonable efforts to renegotiate a revised shareholder agreement for their direct shareholding in Vodafone Egypt on substantially the same terms as the original agreement. During the year, the parties agreed to abandon such efforts and as such the financial liability relating to the initial shareholder agreement was released from the Group’s balance sheet. Fair value movements are determined by reference to the quoted share price of Vodafone Egypt. For the 2007 financial year, a credit of £34 million was recognised.

The capital structure of Arcor provides all partners, including Vodafone, the right to withdraw capital from 31 December 2026 onwards and this right in relation to the minority partners has been recognised as a financial liability. Fair value movements are determined by reference to a calculation of enterprise value of the partnership. For the year ended 31 March 2007, a charge of £23 million (2006: £56 million; 2005: £nil) was recognised.

The valuation of these financial liabilities is inherently unpredictable and changes in the fair value could have a material impact on the future results and financial position of Vodafone.

(4)	Changes in the fair value of equity put rights and similar arrangements and foreign exchange are included in investment income and financing costs.

(5)	Comprises the foreign exchange reflected in the income statement in relation to certain intercompany balances, and the foreign exchange on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank, which completed in April 2006.

Vodafone Group Plc Annual Report 2007	107

Back to Contents

Notes to the Consolidated Financial Statements
continued

9. Intangible assets

		Licences and	Computer
	Goodwill	spectrum fees	software	Other	Total
	£m	£m	£m	£m	£m

Cost:
1 April 2005	73,179	15,573	2,928	29	91,709
Exchange movements	1,291	216	51	22	1,580
Arising on acquisition	2,802	1,196	20	699	4,717
Additions	–	6	616	10	632
Disposals	(1,142)	–	(43)	(5)	(1,190)

31 March 2006	76,130	16,991	3,572	755	97,448
Exchange movements	(2,321)	(431)	(55)	(99)	(2,906)
Arising on acquisition	1,746	707	18	257	2,728
Additions	–	308	799	–	1,107
Transfer to other investments	(487)	(319)	–	(48)	(854)
Disposals	–	–	(29)	–	(29)

31 March 2007	75,068	17,256	4,305	865	97,494

Accumulated impairment losses and amortisation:
1 April 2005	475	1,291	1,851	4	3,621
Exchange movements	513	38	33	4	588
Amortisation charge for the year	–	1,030	493	102	1,625
Impairment losses	23,515	–	–	–	23,515
Disposals	(979)	–	(38)	(2)	(1,019)

31 March 2006	23,524	2,359	2,339	108	28,330
Exchange movements	(623)	(61)	(45)	(14)	(743)
Amortisation charge for the year	–	1,088	719	293	2,100
Impairment losses	11,600	–	–	–	11,600
Transfer to other investments	–	(30)	–	(11)	(41)
Disposals	–	–	(24)	–	(24)

31 March 2007	34,501	3,356	2,989	376	41,222

Net book value:
31 March 2007	40,567	13,900	1,316	489	56,272

31 March 2006	52,606	14,632	1,233	647	69,118

For the additions in the year, the weighted average life of licences and spectrum fees is 14 years, the weighted average life of computer software is four years and the weighted average life of total additions is seven years. For licences and spectrum fees and other intangible assets, amortisation is included within the cost of sales line within the Income Statement.

The net book value at 31 March 2007 and expiry dates of the most significant purchased licences are as follows:

		2007	2006
	Expiry date	£m	£m

Germany	December 2020	4,684	5,165
UK	December 2021	4,912	5,245

108	Vodafone Group Plc Annual Report 2007

Back to Contents

Financials

Goodwill, analysed by reportable segment, is as follows:

								Middle
						Other	Eastern	East,		Common
	Germany	Italy	Spain	UK	Arcor	Europe	Europe	Africa, Asia	Pacific	Functions	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Cost:
1 April 2005	35,765	19,812	10,399	713	41	5,624	376	211	208	30	73,179
Exchange movements	595	330	172	–	2	51	110	37	(6)	–	1,291
Arising on acquisition	–	15	–	3	–	–	1,367	1,417	–	–	2,802
Disposals	–	–	–	–	–	(1,142)	–	–	–	–	(1,142)

31 March 2006	36,360	20,157	10,571	716	43	4,533	1,853	1,665	202	30	76,130

Exchange movements	(989)	(547)	(286)	–	(1)	(123)	(57)	(320)	2	–	(2,321)
Arising on acquisition	–	–	–	19	–	22	1,597	94	14	–	1,746
Transfer to other investments	–	–	–	–	–	–	–	(487)	–	–	(487)

31 March 2007	35,371	19,610	10,285	735	42	4,432	3,393	952	218	30	75,068

Accumulated impairment losses:
1 April 2005	–	–	–	–	–	475	–	–	–	–	475
Exchange movements	442	82	–	–	–	(11)	–	–	–	–	513
Impairment losses	19,400	3,600	–	–	–	515	–	–	–	–	23,515
Disposals	–	–	–	–	–	(979)	–	–	–	–	(979)

31 March 2006	19,842	3,682	–	–	–	–	–	–	–	–	23,524
Exchange movements	(526)	(97)	–	–	–	–	–	–	–	–	(623)
Impairment losses	6,700	4,900	–	–	–	–	–	–	–	–	11,600

31 March 2007	26,016	8,485	–	–	–	–	–	–	–	–	34,501

Net book value:
31 March 2007	9,355	11,125	10,285	735	42	4,432	3,393	952	218	30	40,567

31 March 2006	16,518	16,475	10,571	716	43	4,533	1,853	1,665	202	30	52,606

10. Impairment

Impairment losses
The impairment losses recognised in the income statement, as a separate line item within operating profit, in respect of goodwill are as follows:

		2007	2006	2005
Cash generating unit:	Reportable segment:	£m	£m	£m

Germany	Germany	6,700	19,400	–
Italy	Italy	4,900	3,600	–
Sweden	Other Europe	–	515	475

		11,600	23,515	475

During the year ended 31 March 2007, the increase in long term interest rates, which led to higher discount rates, led to a reduction in value of £3,700 million in Germany and Italy.

Germany
During the year ended 31 March 2007, the goodwill in relation to the Group’s mobile operation in Germany was impaired by £6.7 billion following a test for impairment triggered by an increase in long term interest rates and increased price competition in the German market along with continued regulatory pressures.

The impairment loss for the year ended 31 March 2006 of £19.4 billion was determined as part of the annual test for impairment and was as a result of the intensification in price competition, principally from new market entrants, together with high levels of penetration and continued regulated reductions in incoming call rates.

The pre-tax risk adjusted discount rate used in the testing at 31 March 2007 was 10.6% (31 January 2007: 10.5%, 30 September 2006: 10.4%, 31 January 2006: 10.1%, 31 March 2005: 9.6%).

Italy
During the year ended 31 March 2007, the goodwill in relation to the Group’s mobile joint venture in Italy was impaired by £4.9 billion. During the second half of the 2007 financial year, £3.5 billion of the impairment loss resulted from the estimated impact of legislation cancelling the fixed fees for the top up of prepaid cards and the related competitive response in the Italian market. At 30 September 2006, the goodwill was impaired by £1.4 billion, following a test for impairment triggered by an increase in long term interest rates.

The impairment loss for the year ended 31 March 2006 of £3.6 billion was due to competitive pressures increasing with the mobile network operators competing aggressively on subsidies and, increasingly, on price.

The pre-tax risk adjusted discount rate used in the testing at 31 March 2007 was 11.5% (31 January 2007: 11.2%, 30 September 2006: 10.9%, 31 January 2006: 10.1%, 31 March 2005: 9.2%).

Sweden
The impairment of the carrying value of goodwill of the Group’s mobile operation in Sweden in the years ended 31 March 2006 and 31 March 2005 resulted from fierce competition in the Swedish market combined with onerous 3G licence obligations.

Prior to its disposal in the year ended 31 March 2006, the carrying value of goodwill was tested for impairment as increased competition provided an indicator that the goodwill may have been further impaired. The recoverable amount of the goodwill was determined as the fair value less costs to sell, reflecting the announcement on 31 October 2005 that the Group’s 100% interest in Vodafone Sweden was to be sold for €953 million (£653 million). The sale completed on 5 January 2006.

Vodafone Group Plc Annual Report 2007	109

Back to Contents

Notes to the Consolidated Financial Statements
continued

10. Impairment continued
In the year ended 31 March 2005, the impairment was based on value in use calculations. The pre-tax risk adjusted discount rate used in the testing at 31 March 2005 was 9.7%.

Cash generating units
The following cash-generating units, being the lowest level of asset for which there are separately identifiable cash flows, have carrying amounts of goodwill that are considered significant in comparison with the Group’s total goodwill balance:

	2007	2006
	£m	£m

Germany	9,355	16,518
Italy	11,125	16,475
Spain	10,285	10,571

	30,765	43,564
Multiple units without individually significant amounts of goodwill	9,802	9,042

	40,567	52,606

Key assumptions used in the value in use calculations
The Group prepares and internally approves formal ten year management plans for its businesses. For the year ended 31 March 2005, the Group used these plans for its value in use calculations. The plans included cash flow projections for the mobile businesses which were expected to have growth rates in excess of the long term average growth rates, beyond an initial five year period, for the markets in which they operate.

In the year ended 31 March 2006, the management plans showed the need to reflect a differing growth profile beyond an initial five year period had diminished in a number of the Group’s key operating companies, as the Group revised its view of longer term trends. Accordingly, in the 2006 and 2007 financial years, only the first five years of the ten year management plans were used for the Group’s value in use calculations, except for the Group’s operations in India and Turkey (2006: India) where the full ten year management plans were used. For these businesses, the use of ten year management plans reflected the low penetration of mobile telecommunications in these countries and the expectation of strong revenue growth throughout the ten year period. Long term growth rates are used in the Group’s value in use calculations for cash flows into perpetuity beyond the relevant five or ten year periods.

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

• non-messaging data revenue is expected to continue to grow strongly as the penetration of 3G enabled devices rises and new products and services are introduced; and

• margins are expected to be impacted by negative factors such as an increase in the cost of acquiring and retaining customers in increasingly competitive markets and the expectation of further termination rate cuts by regulators and by positive factors such as the efficiencies expected from the implementation of Group initiatives.

Budgeted capital expenditure	The cash flow forecasts for capital expenditure is based on past experience and includes the ongoing capital expenditure required to provide enhanced voice and data products and services and to meet the population coverage requirements of certain of the Group’s licences. Capital expenditure includes cash outflows for the purchase of property, plant and equipment and computer software.

Long term growth rate	For mobile businesses where the first five years of the ten year management plan are used for the Group’s value in use calculations, a long term growth rate into perpetuity has been determined as the lower of:

• the nominal GDP rates for the country of operation; and

• the long term compound annual growth rate in EBITDA in years six to ten of the management plan.

For mobile businesses where the full ten year management plans are used for the Group’s value in use calculations, a long term growth rate into perpetuity has been determined as the lower of:

• the nominal GDP rates for the country of operation; and

• the compound annual growth rate in EBITDA in years nine to ten of the management plan.

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

In determining the risk adjusted discount rate, management have applied an adjustment for the systematic risk to each of the Group’s operations determined using an average of the betas of comparable listed mobile telecommunications companies and, where available and appropriate, across a specific territory. Management have used a forward looking equity market risk premium that takes into consideration both studies by independent economists, the average equity market risk premium over the past ten years and the market risk premiums typically used by investment banks in evaluating acquisition proposals.

110	Vodafone Group Plc Annual Report 2007

Back to Contents

Financials

Key assumptions for the Group’s operations in Germany and Italy are disclosed below under “Sensitivity to changes in assumptions”. During the year ended 31 March 2007, the most recent value in use calculation for Group’s operations in Spain was based on a pre-tax risk adjusted discount rate of 9.7% (2006: 9.0%) and long term growth rate of 3.2% (2006: 3.3%) .

Sensitivity to changes in assumptions
Other than as disclosed below, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of any cash generating unit to exceed its recoverable amount.

Germany
At 31 March 2007, the fair value of the Group’s operations in Germany equalled its carrying value (2006: equalled) and consequently, any adverse change in a key assumption may cause a further impairment loss to be recognised.

The most recent value in use calculation during the year ended 31 March 2007 was based on the following assumptions:

•	Pre-tax risk adjusted discount rate of 10.6% (2006: 10.1%).

•	Long term growth rate of 1.2% (2006: 1.1%).

•	Budgeted EBITDA, expressed as the compound annual growth rates in the initial five years of the Group’s approved financial plans, of (4.2)% (2006: 0.3%).

•	Budgeted capital expenditure, expressed as the range of capital expenditure as a percentage of revenue in the initial five years of the Group’s approved plans, of 7.5 – 7.0% (2006: 9.3 – 9.0%).

Italy
At 31 March 2007, the fair value of the Group’s operations in Italy equalled its carrying value (2006: equalled) and consequently, any adverse change in a key assumption may cause a further impairment loss to be recognised.

The most recent value in use calculation during the year ended 31 March 2007 was based on the following assumptions:

•	Pre-tax risk adjusted discount rate of 11.5% (2006: 10.1%).

•	Long term growth rate of 1.0% (2006: 1.5%).

•	Budgeted EBITDA, expressed as the compound annual growth rates in the initial five years of the Group’s approved financial plans, of (3.8)% (2006: (1.8)%).

•	Budgeted capital expenditure, expressed as the range of capital expenditure as a percentage of revenue in the initial five years of the Group’s approved plans, of 11.4% – 8.7% (2006: 13.4 – 8.5%).

11. Property, plant and equipment

		Equipment,
	Land and	fixtures
	buildings	and fittings	Total
	£m	£m	£m

Cost:
1 April 2005	1,094	22,672	23,766
Exchange movements	11	451	462
Arising on acquisition	3	896	899
Additions	55	3,334	3,389
Disposal of businesses	(6)	(931)	(937)
Disposals	(67)	(669)	(736)
Reclassifications	22	(22)	–

31 March 2006	1,112	25,731	26,843
Exchange movements	(22)	(839)	(861)
Arising on acquisition	–	172	172
Additions	87	3,322	3,409
Transfer to other investments	(1)	(268)	(269)
Disposals	(9)	(692)	(701)
Reclassifications	(4)	4	–
Other	77	–	77

31 March 2007	1,240	27,430	28,670

Accumulated depreciation and impairment:
1 April 2005	312	10,529	10,841
Exchange movements	3	222	225
Charge for the year	62	3,017	3,079
Disposal of businesses	(1)	(356)	(357)
Disposals	(26)	(579)	(605)
Reclassifications	3	(3)	–

31 March 2006	353	12,830	13,183
Exchange movements	(7)	(349)	(356)
Charge for the year	72	2,939	3,011
Transfer to other investments	–	(31)	(31)
Disposals	(4)	(605)	(609)
Other	28	–	28

31 March 2007	442	14,784	15,226

Net book value:
31 March 2007	798	12,646	13,444

31 March 2006	759	12,901	13,660

Vodafone Group Plc Annual Report 2007	111

Back to Contents

Notes to the Consolidated Financial Statements
continued

11. Property, plant and equipment continued
The net book value of land and buildings and equipment, fixtures and fittings includes £49 million and £116 million, respectively (2006: £nil and £52 million) in relation to assets held under finance leases (see note 24).

Included in the net book value of land and buildings and equipment, fixtures and fittings are assets in the course of construction, which are not depreciated, with a cost of £13 million and £998 million, respectively (2006: £30 million and £967 million).

Borrowings of £73 million (2006: £426 million) have been secured against property, plant and equipment.

12. Principal subsidiary undertakings
At 31 March 2007, the Company had the following subsidiary undertakings carrying on businesses which principally affect the profits and assets of the Group. They have the same year end date as the Company, unless otherwise stated, and have been included in the Consolidated Financial Statements.

Unless otherwise stated, the Company’s principal subsidiary undertakings all have share capital consisting solely of ordinary shares and are indirectly held. The country of incorporation or registration of all subsidiary undertakings is also their principal place of operation.

		Country of
		incorporation or	Percentage(1)
Name	Principal activity	registration	shareholdings

Arcor AG & Co. KG(2)	Fixed line operator	Germany	73.7
Vodafone Albania Sh.A.(3)	Mobile network operator	Albania	99.9
Vodafone Americas Inc.(4)	Holding company	USA	100.0
Vodafone Czech Republic a.s.	Mobile network operator	Czech Republic	100.0
Vodafone D2 GmbH	Mobile network operator	Germany	100.0
Vodafone Egypt Telecommunications S.A.E.	Mobile network operator	Egypt	54.9
Vodafone Espana S.A.(3)	Mobile network operator	Spain	100.0
Vodafone Europe B.V.	Holding company	Netherlands	100.0
Vodafone Group Services Limited(5)	Global products and services provider	England	100.0
Vodafone Holding GmbH(3)	Holding company	Germany	100.0
Vodafone Holdings Europe S.L.(3)	Holding company	Spain	100.0
Vodafone Hungary Mobile Telecommunications Limited	Mobile network operator	Hungary	100.0
Vodafone International Holdings B.V.	Holding company	Netherlands	100.0
Vodafone Investments Luxembourg S.a.r.l.	Holding company	Luxembourg	100.0
Vodafone Ireland Limited	Mobile network operator	Ireland	100.0
Vodafone Libertel B.V.	Mobile network operator	Netherlands	100.0
Vodafone Limited	Mobile network operator	England	100.0
Vodafone Malta Limited	Mobile network operator	Malta	100.0
Vodafone Marketing S.a.r.l.	Provider of Partner Network services	Luxembourg	100.0
Vodafone Network Pty Limited	Mobile network operator	Australia	100.0
Vodafone New Zealand Limited	Mobile network operator	New Zealand	100.0
Vodafone-Panafon Hellenic Telecommunications Company S.A.	Mobile network operator	Greece	99.9
Vodafone Portugal-Comunicações Pessoais, S.A.(6)	Mobile network operator	Portugal	100.0
Vodafone Romania S.A.(3)	Mobile network operator	Romania	100.0
Vodafone Telekomunikasyon A.S.	Mobile network operator	Turkey	100.0

Notes:
(1)	Rounded to nearest tenth of one percent.
(2)	Arcor AG & Co. KG is a partnership and, accordingly, its share capital is comprised solely of partners’ capital rather than share capital.
(3)	Vodafone Albania Sh.A., Vodafone Espana S.A., Vodafone Holding GmbH, Vodafone Holdings Europe S.L. and Vodafone Romania S.A. have a 31 December year end. Accounts are drawn up to 31 March 2007 for inclusion in the Consolidated Financial Statements.
(4)	Share capital consists of 540,561,699 ordinary shares and 1.65 million class D and E redeemable preference shares, of which 100% of the ordinary shares are held by the Group.
(5)	The entire issued share capital of Vodafone Group Services Limited is held directly by Vodafone Group Plc.
(6)	38.6% of the issued share capital of Vodafone Portugal-Comunicações Pessoais, S.A. is held directly by Vodafone Group Plc.

112	Vodafone Group Plc Annual Report 2007

Back to Contents

Financials

13. Investments in joint ventures

Principal joint ventures
Unless otherwise stated, the Company’s principal joint ventures all have share capital consisting solely of ordinary shares, which are indirectly held, and the country of incorporation or registration is also their principal place of operation. They have the same year end date as the Company, unless otherwise stated, and have been included in the Consolidated Financial Statements. Summarised financial information of joint ventures is disclosed in note 37. On 11 February, the Group announced its intention to acquire a controlling interest in Hutchison Essar Limited (“Hutchison Essar”) and to grant an option to a Bharti Group company to buy its 5.60% direct interest in Bharti. As a result of the terms of this agreement, the Group considers that it does not have the power to exercise joint control and, consequently, has transferred its investment in Bharti Airtel Limited to Other Investments.

		Country of
		incorporation or	Percentage(1)
Name	Principal activity	registration	shareholdings

Polkomtel S.A.(3)	Mobile network operator	Poland	19.6
Safaricom Limited(4)	Mobile network operator	Kenya	35.0	(2)
Vodacom Group (Pty) Limited	Holding company	South Africa	50.0
Vodafone Fiji Limited	Mobile network operator	Fiji	49.0	(2)
Vodafone Omnitel N.V.(5)	Mobile network operator	Netherlands	76.9	(6)

Notes:
(1)	Rounded to nearest tenth of one percent.
(2)	The Group holds substantive participating rights which provide it with a veto over the significant financial and operating policies of these entities and which ensure it is able to exercise joint control over these entities with the respective majority shareholder.
(3)	Latest statutory financial statements were drawn up to 31 December 2006. Accounts are drawn up to 31 March 2007 for inclusion in the Consolidated Financial Statements.
(4)	The Group also holds two non-voting shares.
(5)	The principal place of operation of Vodafone Omnitel N.V. is Italy.
(6)	The Group considered the existence of substantive participating rights held by the minority shareholder provide that shareholder with a veto right over the significant financial and operating policies of Vodafone Omnitel N.V., and determined that, as a result of these rights, the Group does not have control over the financial and operating policies of Vodafone Omnitel N.V., despite the Group’s 76.9% ownership interest.

Effect of proportionate consolidation of joint ventures
The following presents, on a condensed basis, the effect of including joint ventures in the Consolidated Financial Statements using proportionate consolidation:

	2007	2006	2005
	£m	£m	£m

Revenue	6,232	5,756	5,423
Cost of sales	(3,077)	(2,832)	(2,805)

Gross profit	3,155	2,924	2,618
Selling, distribution and administrative expenses	(1,121)	(885)	(619)
Impairment losses	(4,900)	(3,600)	–

Operating (loss)/profit	(2,866)	(1,561)	1,999
Net financing costs	46	27	64

(Loss)/profit before tax	(2,820)	(1,534)	2,063
Income tax expense	(614)	(711)	(782)

(Loss)/profit for the financial year	(3,434)	(2,245)	1,281

	2007	2006
	£m	£m

Intangible assets	14,137	20,985
Property, plant and equipment	2,166	2,506
Other non-current assets	291	27

Non-current assets	16,594	23,518

Cash and cash equivalents	47	87
Other current assets	1,015	1,148

Current assets	1,062	1,235

Total assets	17,656	24,753

Total equity shareholders’ funds	17,754	23,402
Minority interests	8	15

Total equity	17,762	23,417

Non-current liabilities	333	535
Current liabilities	(439)	801

Total liabilities	(106)	1,336

Total equity and liabilities	17,656	24,753

Vodafone Group Plc Annual Report 2007	113

Back to Contents

Notes to the Consolidated Financial Statements
continued

14. Investments in associated undertakings
The Company’s principal associated undertakings all have share capital consisting solely of ordinary shares, unless otherwise stated, and are all indirectly held. The country of incorporation or registration of all associated undertakings is also their principal place of operation. The accounts of the associated undertakings are drawn up to 31 March 2007 for inclusion in the Consolidated Financial Statements. The latest statutory financial statements of the associated undertakings were drawn up to 31 December 2006. Summarised financial information of associated undertakings is disclosed in note 37.

			Percentage(1)(3)(4)
		Country of	shareholding/
		incorporation or	partnership
Name	Principal activity	registration	interest

Cellco Partnership(2)	Mobile network operator	USA	45.0
Société Française du Radiotéléphone S.A.	Mobile network and fixed line operator	France	44.0

Notes:
(1)	Rounded to nearest tenth of one percent.
(2)	Cellco Partnership trades under the name Verizon Wireless. The principal office of the partnership is One Verizon Way, Basking Ridge, New Jersey, 07920 USA whilst the registered office is CSC – the Corporation Service Company, 2711 Centreville Road, Suite 400, Wilmington, DE 19808, USA.
(3)	On 3 November 2006, the Group disposed of its 25% interest in Belgacom Mobile S.A. See note 29 for further information.
(4)	On 20 December 2006, the Group disposed of its 25% interest in Swisscom Mobile A.G. See note 29 for further information.

The Group’s share of the aggregated financial information of equity accounted associated undertakings is set out below, and includes the share of results in Belgacom Mobile S.A. and Swisscom Mobile A.G. up to the date of disposal.

	2007	2006	2005
	£m	£m	£m

Revenue	12,919	12,480	10,546

Operating profit	3,390	3,133	2,668
Non-operating income and expense	3	17	–
Net interest	(206)	(227)	(197)
Income tax expense	(398)	(443)	(448)
Minority interest	(61)	(52)	(43)

Share of result in associated undertakings	2,728	2,428	1,980

	2007	2006
	£m	£m

Non-current assets	25,120	29,055
Current assets	1,998	2,183

Share of total assets	27,118	31,238

Non-current liabilities	2,067	4,141
Current liabilities	4,438	3,468
Minority interests	386	432

Share of total liabilities	6,891	8,041

Share of net assets in associated undertakings	20,227	23,197

15. Other investments
Other investments comprise the following, all of which are classified as available-for-sale with the exception of other debt and bonds which are classified as loans and receivables:

	2007	2006
	£m	£m

Listed securities:
Equity securities	3,915	1,938
Unlisted securities:
Equity securities	634	7
Public debt and bonds	20	20
Other debt and bonds	1,046	–
Cash held in restricted deposits	260	154

	5,875	2,119

The fair values of listed securities are based on quoted market prices, and include;

•	the Group’s 3.3% investment in China Mobile Limited, which is listed on the Hong Kong and New York stock exchanges and incorporated under the laws of Hong Kong. China Mobile Limited is a mobile network operator and its principal place of operation is China.
•	5.60% of the Group’s investment in Bharti Airtel Limited, which is listed on the National Stock Exchange of India Limited and The Stock Exchange, Mumbai, and incorporated under the laws of India. Bharti Airtel Limited is a mobile network operator and its principal place of operation is India.

Unlisted equity securities include the 26% interest in Bharti Infotel Private Limited, which is equivalent to a 4.39% economic interest in Bharti Airtel Limited. Unlisted equity investments are recorded at fair value, or at cost if their fair value cannot be reliably measured as there is no active market upon which they are traded.

For public debt and bonds and cash held in restricted deposits, the carrying amount approximates the fair value. Other debt and bonds represents preferred equity and a subordinated loan received as part of the disposal of Vodafone Japan to SoftBank. There was no significant difference between the carrying value of these items and the fair value at 31 March 2007.

The cumulative unrealised pre-tax gain recognised in the statement of recognised income and expense in respect of equity securities was £2,884 million (2006: £1,080 million).

114	Vodafone Group Plc Annual Report 2007

Back to Contents

Financials

16. Inventory

	2007	2006
	£m	£m

Goods held for resale	288	297

Inventory is reported net of allowances for obsolescence, an analysis of which is as follows:

	2007	2006	2005
	£m	£m	£m

At 1 April	97	121	189
Transfer in respect of discontinued operations	–	(40)	–
Exchange movements	(2)	1	(4)
Amounts charged/(credited) to the income statement	5	15	(64)

At 31 March	100	97	121

Cost of sales includes amounts related to inventory amounting to £3,797 million (2006: £3,662 million).

17. Trade and other receivables

	2007	2006
	£m	£m

Included within non-current assets:
Trade receivables	42	37
Other receivables	45	28
Prepayments and accrued income	183	65
Derivative financial instruments	224	231

	494	361

Included within current assets:
Trade receivables	2,844	2,462
Amounts owed by associated undertakings	14	12
Other receivables	226	399
Prepayments and accrued income	1,859	1,486
Derivative financial instruments	80	79

	5,023	4,438

The Group’s trade receivables are stated after allowances for bad and doubtful debts based on management’s assessment of creditworthiness, an analysis of which is as follows:

	2007	2006	2005
	£m	£m	£m

At 1 April	431	474	441
Transfer in respect of discontinued operations	–	(41)	–
Exchange movements	(16)	4	5
Amounts charged to administrative expenses	201	168	222
Trade receivables written off	(143)	(174)	(194)

At 31 March	473	431	474

Concentrations of credit risk with respect to trade receivables are limited due to the Group’s customer base being large and unrelated. Due to this, the directors believe there is no further credit risk provision required in excess of the allowance for bad and doubtful debts.

The carrying amounts of trade and other receivables approximate their fair value. Trade and other receivables are predominantly non-interest bearing.

Included within “Derivative financial instruments” is the following:

	2007	2006
	£m	£m

Fair value through the income statement: (held for trading)
Interest rate swaps	60	19
Foreign exchange swaps	78	30
Option contracts	–	1

	138	138
Fair value hedges:
Interest rate swaps	166	260

	304	310

The fair values of these financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest and foreign currency rates prevailing at the year end.

Vodafone Group Plc Annual Report 2007	115

Back to Contents

Notes to the Consolidated Financial Statements
continued

18. Cash and cash equivalents

	2007	2006
	£m	£m

Cash at bank and in hand	827	948
Money market funds	5,525	1,841
Commercial paper	1,129	–

Cash and cash equivalents as presented in the balance sheet	7,481	2,789
Bank overdrafts	(23)	(18)
Cash and cash equivalents of discontinued operations	–	161

Cash and cash equivalents as presented in the cash flow statement	7,458	2,932

Bank balances and money market funds comprise cash held by the Group on a short term basis with original maturity of three months or less. The carrying amount of these assets approximates their fair value.

All commercial paper investments have a maturity of less than three months and the carrying value approximates the fair value.

19. Called up share capital

		2007		2006
	Number	£m	Number	£m

Authorised:
Ordinary shares of 11 3/7 US cents each (2006: 10 US cents)	68,250,000,000	4,875	78,000,000,000	4,875
B shares of 15 pence each	66,600,000,000	9,990	–	–

Ordinary shares allotted, issued and fully paid:(1)
1 April	66,251,332,784	4,165	68,380,866,539	4,286
Allotted during the year	118,241,919	7	120,466,245	7
Consolidated during the year(2)	(8,283,879,405)	–	–	–
Cancelled during the year	–	–	(2,250,000,000)	(128)

31 March	58,085,695,298	4,172	66,251,332,784	4,165

B shares allotted, issued and fully paid: (2)(3)
1 April	–	–	–	–
Issued during the year(2)	66,271,035,240	9,941	–	–
Redeemed during the year(3)	(38,102,969,449)	(5,715)	–	–
Converted to deferred shares and subsequently cancelled during the year(3)	(28,036,064,426)	(4,206)	–	–

31 March	132,001,365	20	–	–

Notes:
(1)	At 31 March 2007, the Group held 5,250,617,951 (2006: 6,132,757,329) treasury shares with a nominal value of £305 million (2006: £353 million). The market value of shares held was £7,115 million (2006: £7,390 million).
(2)	On 30 May 2006, Vodafone Group Plc announced a return of capital to shareholders via a B share scheme and associated share consolidation. At the Extraordinary General Meeting of the Company held on 25 July 2006, shareholders approved the scheme, with a B share of 15 pence issued for each existing issued ordinary share held at the close of business on 28 July 2006 and the consolidation of existing ordinary shares on the basis of 7 new ordinary shares for 8 existing ordinary shares. On 31 July 2006, the new ordinary shares were admitted to the London Stock Exchange official list, and commenced trading. A total of 66,271,035,240 B shares were issued on that day, and 66,271,035,240 existing ordinary shares of 10 US cents each were consolidated into 57,987,155,835 new ordinary shares of 11 3/7 cents each.
(3)	B shareholders were given the alternatives of initial redemption or future redemption at 15 pence per share or the payment of an initial dividend of 15 pence per share.
The initial redemption took place on 4 August 2006 with future redemption dates on 5 February and 5 August each year until 5 August 2008 when the Company expects to exercise its right to redeem all B shares still in issue at their nominal value of 15 pence. B shareholders that chose future redemption are entitled to receive a continuing non-cumulative dividend of 75 per cent of Sterling LIBOR payable semi-annually in arrears until the B shares are redeemed. The continuing B share dividend is shown within financing costs in the income statement. The B shares which received an initial dividend immediately converted to deferred shares and all outstanding deferred shares were redeemed on 7 August 2006 for a total consideration of 1 pence and subsequently cancelled. In relation to the ordinary shares held as treasury shares, the Company elected to receive a B share initial dividend, which was subsequently waived. B shareholders are only entitled to receive notice of (or attend, speak or vote at) any general meeting if the business includes a resolution for the winding up of the Company. If the Company is wound up, the holders of the B shares are entitled, before any payment to the ordinary shareholders, to repayment of the amount paid up on each B share together with any outstanding entitlement to the B share continuing dividend.

By 31 March 2007, total capital of £9,004 million had been returned to shareholders, £5,713 million by way of capital redemption and £3,291 million by way of initial dividend (note 21). The outstanding B share liability at 31 March 2007 has been classified as a financial liability and is disclosed within long term borrowings. A transfer of £9,004 million in respect of the B shares has been made from retained losses (note 23) to the capital redemption reserve (note 21). The redemptions and initial dividend are shown within cash flows from financing activities in the cash flow statement.

Allotted during the year

		Nominal
		value	Net proceeds
	Number	£m	£m

UK share awards and option scheme awards	86,791,709	5	120
US share awards and option scheme awards	31,450,210	2	41

Total for share option schemes and restricted stock awards	118,241,919	7	161

Cancelled during the year
During the 2006 financial year, 2,250,000,000 treasury shares were cancelled in order to comply with Companies Act 1985 requirements in relation to the amount of issued share capital that can be held in treasury. No treasury shares were cancelled in the year ended 31 March 2007.

116	Vodafone Group Plc Annual Report 2007

Back to Contents

Financials

20. Share-based payments
The Company currently uses a number of equity settled share plans to grant options and shares to its directors and employees.

The maximum aggregate number of ordinary shares which may be issued in respect of share options or share plans will not (without shareholder approval) exceed:

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

Share Options
Vodafone Group Sharesave Scheme
The Vodafone Group 1998 Sharesave Scheme (the “Sharesave Scheme”) enables UK staff to acquire shares in the Company through monthly savings of up to £250 over a three or five year period, at the end of which they also receive a tax free bonus. The savings and bonus may then be used to purchase shares at the option price, which is set at the beginning of the invitation period and usually at a discount of 20% to the then prevailing market price of the Company’s shares.

Vodafone Group executive schemes
The Vodafone Global Incentive Plan is a discretionary plan under which share options are granted to directors and certain employees. Some of the share options are subject to performance conditions. Options are normally exercisable between three and ten years from the date of grant.

The Company has a number of discretionary share option plans, under which awards are no longer made; the Vodafone Group 1998 Company Share Option Scheme and Vodafone Group 1988 Executive Share Option Scheme (which are UK HM Revenue and Customs approved), the Vodafone Group 1998 Executive Share Option Scheme and the Vodafone 1988 Share Option

Scheme (which are unapproved) and the Vodafone Group 1999 Long Term Incentive Plan. Some of the options are subject to performance conditions. Options are normally exercisable between three and ten years from the date of grant.

For grants made to US employees, prior to 7 July 2003 the options have phased vesting over a four year period and are exercisable in respect of ADSs. For grants made from 7 July 2003, options are normally exercisable between three and ten years from the date of grant, subject to the satisfaction of predetermined performance conditions and are exercisable in respect of ADSs.

Other share option schemes
Share option schemes are operated by certain of the Group’s subsidiary undertakings although awards are no longer made under these schemes.

Share Plans
Vodafone Share Incentive Plan
The Share Incentive Plan enables UK staff to acquire shares in the Company through monthly purchases of up to £125 per month or 5% of salary, whichever is lower. For each share purchased by the employee, the Company provides a free matching share.

Vodafone Group AllShares
All permanent employees at 1 April 2006 received an award of 340 shares (2006: 320) in Vodafone Group Plc on 3 July 2006, under the Vodafone Group Plc Global All Employee Share Plan. The awards vest after two years and are not subject to performance conditions other than continued employment.

Vodafone Group executive plans
Under the Vodafone Global Incentive Plan and its predecessor the Vodafone Group Plc 1999 Long Term Stock Incentive Plan, awards of performance shares are granted to directors and certain employees. The release of these shares is conditional upon achievement of performance targets measured over a three year period.

Under the Vodafone Group Deferred Share Bonus Plan, directors and certain employees may defer their annual bonus into shares. Subject to continued employment and retention of the deferred shares for two years, additional shares are released at the end of this two year period if a performance condition has been satisfied.

Vodafone Group Plc Annual Report 2007	117

Back to Contents

Notes to the Consolidated Financial Statements
continued

20. Share-based payments continued

Movements in ordinary share options and ADS options outstanding

			ADS			Ordinary

	2007	2006	2005	2007	2006	2005
	Millions	Millions	Millions	Millions	Millions	Millions

1 April	8	11	18	787	1,123	1,184
Granted during the year	–	–	–	65	64	60
Forfeited during the year	–	–	(2)	(31)	(40)	(61)
Exercised during the year	(3)	(2)	(5)	(179)	(325)	(60)
Expired during the year	(2)	(1)	–	(58)	(35)	–

31 March	3	8	11	584	787	1,123

Weighted average exercise price:
1 April	$26.53	$24.49	$23.36	£1.32	£1.25	£1.16
Granted during the year	–	–	–	£1.12	£1.35	£1.17
Forfeited during the year	–	–	$28.52	£1.26	£1.46	£1.43
Exercised during the year	$18.50	$15.08	$16.75	£1.05	£0.93	£0.94
Expired during the year	$41.86	$36.83	–	£1.68	£1.83	–

31 March	$21.46	$26.53	$24.49	£1.35	£1.32	£1.25

Summary of options outstanding and exercisable at 31 March 2007

			Outstanding			Exercisable

		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
	Outstanding	exercise	remaining	Exercisable	exercise	remaining
	shares	price	contractual life	shares	price	contractual life
	Millions		Months	Millions		Months

Vodafone Group Savings Related and Sharesave Scheme:
£ 0.01 – £1.00	10	£0.93	29	–	–	–
£ 1.01 – £2.00	5	£1.09	23	–	–	–

	15	£0.98	27	–	–	–

Vodafone Group Executive Schemes:
£ 1.01 – £2.00	15	£1.58	17	15	£1.58	17
£ 2.01 – £3.00	28	£2.75	37	28	£2.75	37

	43	£2.34	30	43	£2.34	30

Vodafone Group 1999 Long Term Stock Incentive Plan:
£ 0.01 – £1.00	137	£0.91	63	137	£0.91	63
£ 1.01 – £2.00	357	£1.40	71	242	£1.48	58
£ 2.01 – £3.00	6	£2.92	4	6	£2.92	4

	500	£1.29	68	385	£1.30	58

Other Share Option Plans:
£ 0.01 – £1.00	16	£0.80	24	1	£0.73	3
£ 1.01 – £2.00	7	£1.35	47	6	£1.45	41
£ 2.01 – £3.00	3	£2.16	12	3	£2.16	12

	26	£1.10	28	10	£1.65	30

Vodafone Group 1999 Long Term Stock Incentive Plan:
$ 10.01 – $20.00	1	$13.67	63	1	$13.67	63
$ 20.01 – $30.00	1	$21.63	39	1	$21.62	40
Greater than $30.01	1	$44.65	4	1	$44.13	4

	3	$21.46	44	3	$21.27	45

118	Vodafone Group Plc Annual Report 2007

Back to Contents

Financials

Share awards
Movements in non-vested shares during the year ended 31 March 2007 are as follows:

		All Shares		Other		Total

		Weighted		Weighted		Weighted
		average fair		average fair		average fair
		value at grant		value at grant		value at grant
	Millions	date	Millions	date	Millions	date

1 April 2006	35	£1.19	141	£1.16	176	£1.17
Granted	20	£1.02	107	£0.91	127	£0.93
Vested	(19)	£1.15	(18)	£1.12	(37)	£1.14
Forfeited	(3)	£1.14	(33)	£1.08	(36)	£1.09

31 March 2007	33	£1.13	197	£1.04	230	£1.05

Fair value

	ADS Options						Ordinary Share Options

					Board of directors and
			Other		Executive Committee				Other

	2007	2006	2005	2007	2006	2005	2007	2006	2005

Expected life of option (years)	5 – 6	8 – 9	6 – 7	5 – 6	6 – 7	5 – 6	5 – 7	8 – 9	6– 7
Expected share price volatility	27.3 – 28.3%	17.9 – 18.9%	25.6 – 26.6%	24.0 – 27.7%	17.6 – 18.6%	24.3 – 25.3%	25.5 – 28.3%	17.9 – 18.9%	25.6% – 26.6%
Dividend yield	5.1 – 5.5%	2.8 – 3.2%	1.7 – 2.1%	4.8 – 5.5%	2.6 – 3%	1.7 – 2.1%	5.1 – 6.1%	2.8 – 3.2%	1.7 – 2.1%
Risk free rates	4.8%	4.2%	5.1%	4.7 – 4.9%	4.2%	5.2%	4.6 – 4.9%	4.2%	5.1%
Exercise price(1)	£1.15	£1.36	£1.40	£1.15 – 1.36	£1.45	£1.40	£1.14 – 1.16	£1.36	£1.40

Note:
(1)	In the year ended 31 March 2007 there was more than one grant of ordinary share options

The fair value of the options is estimated at the date of grant using a lattice-based option valuation model (i.e. binomial model) that uses the assumptions noted in the above table. Lattice-based option valuation models incorporate ranges of assumptions for inputs and those ranges are disclosed above. Certain options granted to the Board of directors and Executive Committee have a market based performance condition attached and hence the assumptions are disclosed separately.

The Group uses historical data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behaviour are considered separately for valuation purposes. The expected life of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding; the range given above results from certain groups of employees exhibiting different behaviour. Expected volatilities are based on implied volatilities as determined by a simple average of no less than three international banks excluding the highest and lowest numbers. The risk-free rates for periods within the contractual life of the option are based on the UK gilt yield curve in effect at the time of grant.

Shares used for the Group’s employee incentive plans can be newly issued shares, shares held in treasury or market purchased shares either through the Company’s employee benefit trust or direct from the market or a combination of sources. The source of the shares is determined by the Company having regard to what is considered the most efficient source at the relevant time.

Some share awards have an attached market condition, based on Total Shareholder Return (“TSR”), which is taken into account when calculating the fair value of the share awards. The valuation methodology for the TSR was based on Vodafone’s ranking within the same group of companies (where possible) over the past five years (2006: ten years, 2005: ten years). The volatility of the ranking over a three year period was used to determine the probability weighted percentage number of shares that could be expected to vest and hence affect fair value.

Other information
The weighted average grant-date fair value of options granted during the 2007 financial year was £0.22 (2006: £0.30, 2005: £0.34) . The total intrinsic value of options exercised during the year ended 31 March 2007 was £65 million (2006: £164 million, 2005: £28 million). The aggregate intrinsic value of fully vested share options outstanding at the year end was £102 million and the aggregate intrinsic value of fully vested share options exercisable at the year end was £73 million. Cash received from the exercise of options under share options schemes was £193 million and the tax benefit realised from options exercised during the annual period was £21 million.

The total fair value of shares vested during the year ended 31 March 2007 was £41 million (2006: £18 million, 2005: £5 million).

The compensation cost that has been charged against income in respect of share options and share plans for continuing operations was £93 million (2006: £109 million, 2005: £130 million), which is comprised entirely of equity-settled transactions. Including discontinued operations, the compensation cost charged against income in respect of share options and share plans in total was £93 million (2006: £114 million, 2005: £137 million). The total income tax benefit recognised in the consolidated income statement in respect of share options and share plans was £34 million (2006: £50 million, 2005: £17 million). Compensation costs in respect of share options and share plans capitalised during the years ended 31 March 2007, 31 March 2006 and 31 March 2005 were insignificant. As of 31 March 2007, there was £130 million of total compensation cost relating to non-vested awards not yet recognised, which is expected to be recognised over a weighted average period of two years.

No cash was used to settle equity instruments granted under share-based payment schemes.

The average share price for the 2007 financial year was 129 pence.

Vodafone Group Plc Annual Report 2007	119

Back to Contents

Notes to the Consolidated Financial Statements
continued

21. Transactions with equity shareholders

		Capital
	Share premium	redemption	Own shares	Additional
	account	reserve	held	paid-in capital
	£m	£m	£m	£m

1 April 2004	52,154	–	(1,136)	99,950
Issue of new shares	130	–	–	(28)
Purchase of own shares	–	–	(3,997)	–
Own shares released on vesting of share awards	–	–	12	–
Share based payment charge, inclusive of tax credit of £22 million	–	–	–	159

31 March 2005	52,284	–	(5,121)	100,081
Issue of new shares	152	–	–	(44)
Purchase of own shares	–	–	(6,500)	–
Own shares released on vesting of share awards	8	–	370	(8)
Cancellation of own shares held	–	128	3,053	–
Share-based payment charge, inclusive of tax credit of £9 million	–	–	–	123

31 March 2006	52,444	128	(8,198)	100,152
Issue of new shares	154	–	–	(44)
Own shares released on vesting of share awards	–	–	151	–
Share consolidation	(9,026)	–	–	–
B share capital redemption	–	5,713	–	–
B share preference dividend	–	3,291	–	–
Share-based payment charge, inclusive of tax charge of £16 million	–	–	–	77

31 March 2007	43,572	9,132	(8,047)	100,185

22. Movements in accumulated other recognised income and expense

			Available-for-sale
	Translation	Pensions	investments	Asset revaluation
	reserve	reserve	reserve	surplus	Total
	£m	£m	£m	£m	£m

1 April 2004	–	–	233	–	233
Gains/(losses) arising in the year	1,521	(102)	106	–	1,525
Tax effect	–	23	–	–	23

31 March 2005	1,521	(79)	339	–	1,781
Gains/(losses) arising in the year	1,486	(43)	710	112	2,265
Foreign exchange recycled on business disposal	36	–	–	–	36
Tax effect	–	13	(5)	–	8

31 March 2006	3,043	(109)	1,044	112	4,090
(Losses)/gains arising in the year	(3,802)	65	2,108	–	(1,629)
Foreign exchange recycled on business disposals	838	–	–	–	838
Tax effect	22	(15)	–	–	7

31 March 2007	101	(59)	3,152	112	3,306

23. Movements in retained losses

	2007	2006	2005
	£m	£m	£m

1 April	(67,356)	(39,511)	(43,930)
(Loss)/profit for the financial year	(5,426)	(21,916)	6,410
Dividends (note 7)	(3,566)	(2,753)	(1,991)
Gain on expiration of equity put right	142	–	–
Loss on issue of treasury shares	(43)	(123)	–
B share capital redemption	(5,713)	–	–
B share preference dividend	(3,291)	–	–
Cancellation of shares	–	(3,053)	–

31 March	(85,253)	(67,356)	(39,511)

120	Vodafone Group Plc Annual Report 2007

Back to Contents

Financials

24. Borrowings

	2007			2006

	Short term	Long term		Short term	Long term
	borrowings	borrowings	Total	borrowings	borrowings	Total
	£m	£m	£m	£m	£m	£m

Financial liabilities measured at amortised cost:
Bank loans	94	2,086	2,180	58	1,414	1,472
Bank overdrafts	23	–	23	18	–	18
Redeemable preference shares	–	818	818	–	902	902
Finance lease obligations	7	59	66	7	68	75
Bonds	1,648	3,953	5,601	–	3,928	3,928
Other liabilities	2,202	156	2,358	1,840	295	2,135
Loans and bonds in fair value hedge relationships	843	10,726	11,569	1,525	10,143	11,668

	4,817	17,798	22,615	3,448	16,750	20,198

Maturity of borrowings
The maturity profile of the anticipated future cash flows including interest in relation to the Group’s non-derivative financial liabilities, on an undiscounted basis and which, therefore, differs from both the carrying value and fair value, is as follows:

		Redeemable	Finance			Loans in fair
		preference	lease			value hedge
	Bank loans	shares	obligations	Bonds	Other liabilities	relationships	Total
	£m	£m	£m	£m	£m	£m	£m

Within one year	116	43	11	1,853	2,225	1,464	5,712
In one to two years	142	43	11	1,100	21	1,346	2,663
In two to three years	153	43	10	334	–	3,802	4,342
In three to four years	1,265	43	10	123	51	355	1,847
In four to five years	265	43	9	1,430	–	979	2,726
In more than five years	384	1,187	32	1,707	84	9,140	12,534

	2,325	1,402	83	6,547	2,381	17,086	29,824
Effect of discount/financing rates	(145)	(584)	(17)	(946)	–	(5,517)	(7,209)

31 March 2007	2,180	818	66	5,601	2,381	11,569	22,615

Within one year	68	49	12	167	1,858	2,093	4,247
In one to two years	53	49	11	2,044	295	1,450	3,902
In two to three years	58	49	11	936	–	1,116	2,170
In three to four years	61	49	11	55	–	3,982	4,158
In four to five years	1,314	49	10	55	–	267	1,695
In more than five years	45	1,387	42	1,375	–	7,428	10,277

	1,599	1,632	97	4,632	2,153	16,336	26,449
Effect of discount/financing rates	(127)	(730)	(22)	(704)	–	(4,668)	(6,251)

31 March 2006	1,472	902	75	3,928	2,153	11,668	20,198

The maturity profile of the Group’s financial derivatives (which include interest rate and foreign exchange swaps), using undiscounted cash flows, is as follows:

	2007		2006

	Payable	Receivable	Payable	Receivable
	£m	£m	£m	£m

Within one year	15,163	15,163	14,012	14,009
In one to two years	611	626	609	600
In two to three years	503	587	545	556
In three to four years	403	398	456	523
In four to five years	400	387	332	315
In more than five years	3,577	3,596	2,839	2,851

	20,657	20,757	18,793	18,854

Vodafone Group Plc Annual Report 2007	121

Back to Contents

Notes to the Consolidated Financial Statements
continued

24. Borrowings continued
The currency split of the Group’s foreign exchange derivatives, all of which mature in less than one year, is as follows:

	2007		2006

	Payable	Receivable	Payable	Receivable
	£m	£m	£m	£m

Sterling	1,000	5,477	–	2,971
Euro	7,204	–	6,387	157
US dollar	6,178	8,166	3,646	9,655
Japanese yen	–	106	2,017	190
Other	84	747	1,323	361

	14,466	14,496	13,373	13,334

Payables and receivables are stated separately in the table above as settlement is on a gross basis. The £30 million net receivable (2006: £39 million net payable) in relation to foreign exchange financial instruments, in the table above, is split £48 million (2006: £69 million) within trade and other payables and £78 million (2006: £30 million) within trade and other receivables.

The present value of minimum lease payments under finance lease arrangements under which the Group has leased certain of its equipment is analysed as follows:

			2007	2006
			£m	£m

Within one year			7	7
In two to five years			30	31
In more than five years			29	37

The fair value and carrying value of the Group’s short term borrowings is as follows:
	Fair	Fair	Carrying	Carrying
	value	value	value	value
	2007	2006	2007	2006
	£m	£m	£m	£m

Financial liabilities measured at amortised cost:
Bank loans	94	58	94	58
Bank overdrafts	23	18	23	18
Finance lease obligations	7	7	7	7
Bonds:
US dollar FRN due June 2007	897	–	878	–
US dollar FRN due December 2007	749	–	770	–
Other liabilities	2,202	1,840	2,202	1,840
Loans in fair value hedge relationships:
0.83% Japanese yen bond due November 2006	–	15	–	15
5.4% euro400m bond due June 2006	–	281	–	293
5.75% euro1.5bn bond due October 2006	–	1,063	–	1,091
7.5% US dollar 400m bond due July 2006	–	126	–	126
4.161% US dollar 150m bond due November 2007	76	–	77	–
3.95% US dollar 500m bond due January 2008	252	–	254	–
4.625% euro 250m bond due January 2008	170	–	171	–
4.625% euro 500m bond due January 2008	341	–	341	–

Short term borrowings	4,811	3,408	4,817	3,448

122	Vodafone Group Plc Annual Report 2007

Back to Contents

Financials

The fair value and carrying value of the Group’s long term borrowings is as follows:

	Fair	Fair	Carrying	Carrying
	value	value	value	value
	2007	2006	2007	2006
	£m	£m	£m	£m

Financial liabilities measured at amortised cost:
Bank loans	2,086	1,414	2,086	1,414
Redeemable preference shares	818	902	818	902
Finance lease obligations	59	68	59	68
Bonds:
US dollar FRN due June 2007	–	1,064	–	1,064
US dollar FRN due December 2007	–	859	–	867
Euro FRN due July 2008	849	873	858	875
Euro FRN due February 2009	102	–	102	–
Euro FRN due February 2010	204	–	205	–
US dollar FRN due June 2011	224	201	178	202
Euro FRN due January 2012	683	–	685	–
Euro FRN due January 2012	205	–	197	–
US dollar FRN due February 2012	254	–	255	–
Euro FRN due September 2013	582	–	579	–
5.125% euro 500m bond due April 2015	350	366	365	376
5% euro 750m bond due June 2018	515	540	529	544
Other liabilities	156	295	156	295
Loans in fair value hedge relationships:
4.161% US dollar 150m bond due November 2007	–	86	–	85
3.95% US dollar 500m bond due January 2008	–	281	–	281
4.625% euro 250m bond due January 2008	–	178	–	172
5.5% euro 400m bond due July 2008	32	34	34	34
6.25% sterling 250m bond due July 2008	251	257	249	255
6.25% sterling 150m bond due July 2008	151	154	149	145
6.65% US dollar 500m bond due May 2008	129	147	132	140
4.625% euro 500m bond due January 2008	–	316	–	355
4.0% euro 300m bond due January 2009	203	–	204	–
4.25% euro 1.4bn bond due May 2009	950	990	965	1,008
4.25% euro 500m bond due May 2009	339	354	348	360
4.75% euro 3bn bond due May 2009	596	624	602	593
7.75% US dollar 2.75bn bond due February 2010	1,480	1,702	1,467	1,693
5.5% US dollar 750m bond due June 2011	385	428	390	430
5.35% US dollar 500m bond due February 2012	255	–	256	–
3.625% euro 750m bond due November 2012	487	505	492	514
6.75% Australian dollar 265m bond due January 2013	108	–	110	–
5.0% US dollar 1bn bond due December 2013	464	549	502	559
4.625% sterling 350m bond due September 2014	321	333	334	349
5.375% US dollar 500m bond due January 2015	250	307	249	274
5.375% US dollar 400m bond due January 2015	200	220	199	220
5.0% US dollar 750m bond due September 2015	423	419	375	415
5.75% US dollar 750m bond due March 2016	384	423	384	427
4.75% euro 300m bond due June 2016	204	–	209	–
4.75% euro 200m bond due June 2016	136	–	140	–
5.625% US dollar 1.3bn bond due February 2017	650	–	661	–
4.625% US dollar 500m bond due July 2018	231	258	235	260
5.625% sterling 250m bond due December 2025	242	254	253	271
7.875% US dollar 750m bond due February 2030	441	499	481	542
5.9% sterling 450m bond due November 2032	454	477	451	480
6.25% US dollar 495m bond due November 2032	250	293	252	281
6.15% US dollar 1.2bn bond due February 2037	609	–	603	–

Long term borrowings	17,712	16,670	17,798	16,750

Fair values are calculated using discounted cash flows with a discount rate based upon forward interest rates available to the Group at the balance sheet date.

Banks loans include a ZAR8 billion loan held by Vodafone Holdings SA Pty Limited (“VHSA”), which directly and indirectly owns the Group’s 50% interest in Vodacom Group (Pty) Limited. VHSA has pledged its 100% equity shareholding in Vodafone Investments SA (“VISA”) as security for its loan obligations. The terms and conditions of the pledge mean that should VHSA not meet all of its loan payment and performance obligations, the lenders may sell the equity shareholding in its subsidiary VISA at market value to recover their losses, with any remaining sales proceeds being returned to VHSA. Vodafone International Holdings BV and VISA have also guaranteed this loan with recourse only to the VHSA and Vodafone Telecommunications Investment SA (“VTISA”) shares they have respectively pledged. The terms and conditions of the security arrangement mean the lenders may be able to sell these respective shares in preference to the VISA shares held by VHSA. An arrangement has been put in place, where the Vodacom Group (Pty) Limited shares held by VHSA and VTISA are held in an escrow account to ensure the shares cannot be sold to satisfy the pledge made by both companies. The maximum collateral provided is ZAR8.6 billion, being the carrying value of the bank loan as at 31 March 2007.

Vodafone Group Plc Annual Report 2007	123

Back to Contents

Notes to the Consolidated Financial Statements
continued

24. Borrowings continued

Borrowing facilities
At 31 March 2007, the Group’s most significant committed borrowing facilities comprised two bank facilities of $5,925 million (£3,010 million) and $5,025 million (£2,553 million) expiring between two and five years and in more than five years, respectively (2006: two bank facilities of $5,925 million (£3,407 million) and $5,025 million (£2,890 million)), a ¥259 billion (£1,117 million, 2006: ¥259 billion (£1,265 million)) term credit facility, which expires between two and five years and a €400 billion (£272 million, 2006: nil) loan facility, which expires in more than five years. The bank facilities remained undrawn throughout the year, the ¥259 billion term credit facility was fully drawn down on 21 December 2005 and the €400 million loan facility was fully drawn down on 14 February 2007.

Under the terms and conditions of the $5,925 million and $5,025 million bank facilities, lenders have the right, but not the obligation, to cancel their commitment 30 days from the date of notification of a change of control of the Company and have outstanding advances repaid on the last day of the current interest period. The facility agreement provides for certain structural changes that do not affect the obligations of the Company to be specifically excluded from the definition of a change of control. This is in addition to the rights of lenders to cancel their commitment if the Company has committed an event of default. Substantially the same terms and conditions apply in the case of Vodafone Finance K.K.’s ¥259 billion term credit facility, although the change of control provision is applicable to any guarantor of borrowings under the term credit facility. As of 31 March 2007, the Company was the sole guarantor of the ¥259 billion term credit facility. The terms and conditions of the €400 million loan facility are similar to those of the US dollar bank facilities, with the addition that, should the Group’s Turkish operating company spend less than the equivalent of $800 million on capital expenditure, the Group will be required to repay the drawn amount of the facility that exceeds 50% of the capital expenditure.

In addition to the above, certain of the Group’s subsidiaries had committed facilities at 31 March 2007 of £1,030 million (2006: £271 million) in aggregate, of which £278 million (2006: £65 million) was undrawn. Of the total committed facilities, £99 million (2006: £121 million) expires in less than one year, £574 million (2006: £109 million) expires between two and five years, and £357 million (2006: £41 million) expires in more than five years.

Redeemable preference shares
Redeemable preference shares comprise class D and E preferred shares issued by Vodafone Americas, Inc. An annual dividend of $51.43 per class D and E preferred share is payable quarterly in arrears. The dividend for the year amounted to £45 million (2006: £48 million). The aggregate redemption value of the class D and E preferred shares is $1.65 billion. The holders of the preferred shares are entitled to vote on the election of directors and upon each other matter coming before any meeting of the shareholders on which the holders of ordinary shares are entitled to vote. Holders are entitled to vote on the basis of twelve votes for each share of class D or E preferred stock held. The maturity date of the 825,000 class D preferred shares is 6 April 2020. The 825,000 class E preferred shares have a maturity date of 1 April 2020. The class D and E preferred shares have a redemption price of $1,000 per share plus all accrued and unpaid dividends.

Interest rate and currency of borrowings

			Fixed rate borrowings

					Weighted
					average
		Floating	Fixed	Weighted	time for
	Total	rate	rate	average	which rate is
	borrowings	borrowings	borrowings	interest rate	fixed
Currency	£m	£m	£m	%	Years

Sterling	1,520	1,520	–	–	–
Euro	9,295	8,382	913	5.1	9.8
US dollar	9,687	9,687	–	–	–
Japanese yen	1,118	1,118	–	–	–
Other	995	995	–	–	–

31 March 2007	22,615	21,702	913	5.1	9.8

Sterling	1,511	1,511	–	–	–
Euro	6,941	5,996	945	5.1	10.8
US dollar	8,905	8,905	–	–	–
Japanese yen	1,296	1,296	–	–	–
Other	1,545	1,545	–	–	–

31 March 2006	20,198	19,253	945	5.1	10.8

Interest on floating rate borrowings is based on national LIBOR equivalents or government bond rates in the relevant currencies.

The figures shown in the tables above take into account interest rate swaps used to manage the interest rate profile of financial liabilities.

At 31 March 2007, the Group had entered into foreign exchange contracts to decrease its sterling, US dollar, Japanese yen and other currency borrowings above by amounts equal to £4,477 million, £1,988 million, £106 million and £663 million respectively and to increase its euro borrowings above by amounts equal to £7,204 million.

At 31 March 2006, the Group had entered into foreign exchange contracts to decrease its sterling and US dollar borrowings above by amounts equal to £2,971 million and £6,009 million respectively and to increase its euro, Japanese yen and other currency borrowings above by amounts equal to £6,230 million, £1,827 million and £962 million respectively.

Further protection from euro and Japanese yen interest rate movements on debt is provided by interest rate swaps. At 31 March 2007, the Group had euro denominated interest rate swaps for amounts equal to £1,494 million. The effective rates, which have been fixed, are 3.54% . In addition, the Group has entered into euro denominated forward starting interest rate swaps for amounts equal to £679 million, £2,717 million and £679 million, which cover the periods June 2007 to June 2008, June 2008 to June 2009 and September 2008 to September 2009 respectively. The effective rates, which have been fixed, range from 2.62% per annum to 3.02% per annum.

124	Vodafone Group Plc Annual Report 2007

Back to Contents

Financials

Financial risk management
The Group’s treasury function provides a centralised service to the Group for funding, foreign exchange, interest rate management and counterparty risk management.

Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed annually by the Company’s Board of directors, most recently on 25 September 2006. A Treasury Risk Committee, comprising of the Group’s Chief Financial Officer, Group General Counsel and Company Secretary, Group Treasurer and Director of Financial Reporting, meets at least annually to review treasury activities and its members receive management information relating to treasury activities on a quarterly basis. In accordance with the Group treasury policy, a quorum for meetings is four members and either the Chief Financial Officer or Group General Counsel and Company Secretary must be present at each meeting. The Group accounting function, which does not report to the Group Treasurer, provides regular update reports of treasury activity to the Board of directors. The Group’s internal auditors review the internal control environment regularly.

The Group uses a number of derivative instruments that are transacted, for risk management purposes only, by specialist treasury personnel. There has been no significant change during the financial year, or since the end of the year, to the types of financial risks faced by the Group or the Group’s approach to the management of those risks.

Capital management
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

Liquidity risk
As at 31 March 2007, the Group had $10.9 billion committed undrawn bank facilities and $15 billion and £5 billion commercial paper programmes, supported by the $10.9 billion committed bank facilities, available to manage its liquidity. The Group uses commercial paper and bank facilities to manage short term liquidity and manages long term liquidity by raising funds on capital markets.

Market risk
Interest rate management
Under the Group’s interest rate management policy, interest rates on monetary assets and liabilities denominated in euros, sterling and US dollars are maintained on a floating rate basis, unless the forecast interest charge for the next eighteen months is material in relation to forecast results, in which case rates are fixed. Where assets and liabilities are denominated in other currencies, interest rates may also be fixed. In addition, fixing is undertaken for longer periods when interest rates are statistically low.

At 31 March 2007, 29% (2006: 29%) of the Group’s gross borrowings were fixed for a period of at least one year. A one hundred basis point fall or rise in market interest rates for all currencies in which the Group had borrowings at 31 March 2007 would reduce or increase profit before tax by approximately £24 million (2006: increase or reduce by £91 million), including mark-to-market revaluations of interest rate and other derivatives and the potential interest on outstanding tax issues. There would be no material impact on equity.

Foreign exchange management
As Vodafone’s primary listing is on the London Stock Exchange, its share price is quoted in sterling. Since the sterling share price represents the value of its future multi-currency cash flows, principally in euro, sterling and US dollars, the Group has a policy to hedge external foreign exchange risks on transactions denominated in other currencies above certain de minimis levels. As the Group’s future cash flows are increasingly likely to be derived from emerging markets, it is likely that more debt in emerging market currencies will be drawn.

The Group also maintains the currency of debt and interest charges in proportion to its expected future principal multi-currency cash flows. As such, at 31 March 2007, 135% of net debt was denominated in currencies other than sterling (107% euro, 20% US dollar and 8% other), whilst 35% of net debt had been purchased forward in sterling in anticipation of sterling denominated shareholder returns via dividends. This allows euro, US dollar and other debt to be serviced in proportion to expected future cash flows and, therefore, provides a partial hedge against income statement translation exposure, as interest costs will be denominated in foreign currencies. Yen debt is used as a hedge against the value of yen assets as the Group has minimal yen cash flows. A relative strengthening in the value of sterling against certain currencies in which the Group maintains cash and cash equivalents has resulted in a decrease in cash and cash equivalents of £315 million from currency translation differences.

The Group recognises foreign exchange movements in equity for the translation of net investment hedging instruments and balances treated as investments in foreign operations. However, there is no net impact on equity for exchange rate movements as there would be an offset in the currency translation of the foreign operation.

The following table details the Group’s sensitivity of the Group’s adjusted operating profit to a strengthening of the Group’s major currencies in which it transacts. Adjusted operating profit is defined as operating profit before non-operating income of associated undertakings, impairment losses and other income and expense. The percentage movement applied to each currency is based on the average movements in the previous three reporting periods. The analysis has been performed based on the movement occurring at the start of the reporting period.

2007
£m

EUR 3% change
Adjusted operating profit	175
USD 8% change
Adjusted operating profit	176

Credit risk
The Group considers its maximum exposure to credit risk to be as follows:

	2007	2006
	£m	£m

Bank deposits	827	948
Money market fund investments	5,525	1,841
Commercial paper investments	1,129	–
Derivative financial instruments	304	310
Trade receivables	2,886	2,499

	10,671	5,598

The majority of the Group’s trade receivables are due for maturity within 90 days and largely comprise amounts receivable from consumers and business customers.

Concentrations of credit risk with respect to trade receivables are limited due to the Group’s customer base being large and unrelated. Due to this, management believes there is no further credit risk provision required in excess of the normal provision for bad and doubtful receivables (note 17).

Vodafone Group Plc Annual Report 2007	125

Back to Contents

Notes to the Consolidated Financial Statements
continued

24. Borrowings continued
The Group has investments in preferred equity and a subordinated loan received as part of the disposal of Vodafone Japan to SoftBank in the 2007 financial year. The carrying value of those investments at 31 March 2007 was £1,046 million.

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

The Group targets low single A long term credit ratings. Credit ratings are not a recommendation to purchase, hold or sell securities, in as much as ratings do not comment on market price or suitability for a particular investor, and are subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently.

25. Post employment benefits

Background
As at 31 March 2007, the Group operated a number of pension plans for the benefit of its employees throughout the world, which vary depending on the conditions and practices in the countries concerned. The Group’s pension plans are provided through both defined benefit and defined contribution arrangements. Defined benefit schemes provide benefits based on the employees’ length of pensionable service and their final pensionable salary or other criteria. Defined contribution schemes offer employees individual funds that are converted into benefits at the time of retirement.

The principal defined benefit pension scheme of the Group is in the United Kingdom. In addition, the Group operates defined benefit schemes in Germany, Greece, Ireland, Italy, Turkey and the United States. Defined contribution pension schemes are provided in Australia, Egypt, Germany, Greece, Hungary, Ireland, Italy, Malta, the Netherlands, New Zealand, Portugal, Spain, the United Kingdom and the United States. There is a post retirement medical plan in the United States for a small closed group of participants. The Group also operated a defined benefit scheme for employees of its operation in Japan. Both the Japanese operation and the related pension obligations were disposed of on 27 April 2006.

The Group accounts for its pension schemes in accordance with IAS 19, Employee Benefits (“IAS19”). Scheme liabilities are assessed using the projected unit funding method and applying the principal actuarial assumptions set out below. Assets are valued at market value.

The measurement date for the Group’s pension assets and obligations is 31 March. The measurement date for the Group’s net periodic cost is

31 March of the previous year. The Group has chosen to recognise actuarial gains and losses in the period in which they arise through the statement of recognised income and expense. Payments to defined contribution schemes are charged as an expense as they fall due.

In the UK, the majority of the UK employees are members of the Vodafone Group Pension Scheme (the “main scheme”), which was closed to new entrants from 1 January 2006. This is a tax approved final salary defined benefit scheme, the assets of which are held in an external trustee-administered fund. The investment policy and strategy of the scheme is the responsibility of the plan trustees, who are required to consult with the Company as well as take independent advice on key investment issues. In setting the asset allocation, the trustees take into consideration a number of criteria, including the key characteristics of the asset classes, expected risk and return, the structure and term of the member liabilities, diversification of assets, minimum funding and solvency requirements, as well as the Company’s input on contribution requirements. The plan has a relatively low level of pensioner liabilities already in payment, meaning that the overall duration of plan liabilities is long term. The plan’s target asset allocation is 80% in equity investments (half of which is to be in UK equities) and 20% in corporate bonds.

The main scheme is subject to quarterly funding updates by independent actuaries and to formal actuarial valuations at least every three years. The most recent formal triennial valuation of this scheme was carried out as at 31 March 2004. The triennial valuation of the scheme as at 31 March 2007 is currently in progress.

Income statement expense

	2007	2006	2005
	£m	£m	£m

Defined contribution schemes	32	28	18
Defined benefit schemes	62	52	52

Total amount charged to the income statement (note 34)	94	80	70

126	Vodafone Group Plc Annual Report 2007

Back to Contents

Financials

Defined benefit schemes
The most recent full formal actuarial valuations for defined benefit schemes have been updated by qualified independent actuaries for the financial year ended 31 March 2007 to provide the IAS 19 disclosures below.

Major assumptions used

	2007	(1)	2006	(1)	2005	(1)
	%		%		%

Weighted average actuarial assumptions used to determine benefit obligations:
Rate of inflation	2.7%		2.5%		2.5%
Rate of increase in salaries	4.4%		4.2%		4.1%
Rate of increase in pensions in payment and deferred pensions	2.7%		2.5%		2.5%
Discount rate	5.1%		4.8%		5.1%

Weighted average actuarial assumptions used to determine net periodic benefit cost:
Rate of inflation	2.5%		2.5%		2.3%
Rate of increase in salaries	4.2%		4.1%		3.9%
Discount rate	4.8%		5.1%		5.3%
Expected long term rate of return on plan assets during the year	6.5%		6.4%		6.5%

Expected rates of return:
Equities	7.8%		7.3%		7.5%
Bonds(2)	4.8%		4.2%		4.4%
Other assets	5.3%		3.4%		4.5%

Notes:
(1)	Figures shown represent a weighted average assumption of the individual schemes.
(2)	For the year ending 31 March 2007 the expected rate of return for bonds consisted of a 5.1 per cent rate of return for corporate bonds and a 4.0 per cent rate of return for government bonds.

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

Mortality assumptions used are consistent with those recommended by the individual scheme actuaries, and reflect the latest available tables, adjusted for the experience of the Group where appropriate, and are used in accordance with statutory and local funding requirements. The largest scheme in the Group is the UK scheme and the tables used for this scheme indicate a further life expectancy for a male/female pensioner currently aged 65 of 19.4/22.4 years (2006: 17.8/20.7 years, 2005: 16.9/19.9 years) and a further life expectancy for a male/female non-pensioner member currently aged 40 of 22.1/25.1 years (2006: 20.3/23.3 years, 2005: 19.4/22.4 years) from age 65.

Charges made to the consolidated income statement and consolidated statement of recognised income and expense on the basis of the assumptions stated above:

	2007	2006	2005
	£m	£m	£m

Current service cost	74	57	53
Interest cost	61	52	41
Expected return on scheme assets	(73)	(57)	(42)

Total included within staff costs (note 34)	62	52	52

Consolidated statement of recognised income and expense:

Total actuarial (gains)/losses recognised in the consolidated statement of recognised income and expense	(65)	43	102

Total cumulative actuarial losses recognised in the consolidated statement of recognised income and expense	80	145	102

All actuarial gains and losses are recognised immediately.

Figures relating to the income statement are for continuing operations only.

Fair value of the assets and liabilities of the schemes
The amount included in the balance sheet arising from the Group’s obligations in respect of its defined benefit retirement schemes is as follows:

	2007	2006	2005
	£m	£m	£m

Movement in scheme assets:
1 April	1,123	874	640
Reclassification as held for sale	–	(3)	–
Expected return on scheme assets	73	57	42
Actuarial gains	26	121	24
Employer cash contributions	55	85	167
Member cash contributions	13	11	12
Benefits paid	(32)	(27)	(7)
Other movements	–	–	(9)
Exchange rate movements	(7)	5	5

31 March	1,251	1,123	874

Vodafone Group Plc Annual Report 2007	127

Back to Contents

Notes to the Consolidated Financial Statements
continued

25. Post employment benefits continued

	2007	2006	2005
	£m	£m	£m

Movement in scheme liabilities:
1 April	1,224	998	794
Reclassification as held for sale	–	(31)	–
Current service cost	74	57	58
Interest cost	61	52	42
Member cash contributions	13	11	12
Actuarial (gains)/losses	(39)	164	126
Benefits paid	(32)	(27)	(30)
Other movements	4	(8)	(9)
Exchange rate movements	(13)	8	5

31 March	1,292	1,224	998

Accumulated benefit obligation	1,084	1,081	904

	UK			Other			Total

	2007	2006	2005	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Analysis of net assets/(deficits):
Total fair value of scheme assets	954	835	628	297	288	246	1,251	1,123	874
Present value of funded scheme liabilities	(901)	(847)	(619)	(293)	(281)	(299)	(1,194)	(1,128)	(918)

Net assets/(deficits) for funded schemes	53	(12)	9	4	7	(53)	57	(5)	(44)
Present value of unfunded scheme liabilities	–	–	–	(98)	(96)	(80)	(98)	(96)	(80)

Net assets/(deficits)	53	(12)	9	(94)	(89)	(133)	(41)	(101)	(124)

Net assets/(deficits) are analysed as:
Assets	53	–	9	29	19	3	82	19	12
Liabilities	–	(12)	–	(123)	(108)	(136)	(123)	(120)	(136)

The funding policy for all schemes is reviewed on a systematic basis in consultation with the independent scheme actuary in order to ensure that the funding contributions from sponsoring employers are appropriate to meet the liabilities of the schemes over the long term.

The deficit in respect of other schemes at 31 March 2007 primarily relates to various schemes in Germany and internally funded schemes in Italy and the United States.

Actual return on scheme assets

	2007	2006	2005
	£m	£m	£m

Actual return on scheme assets	99	178	66

Analysis of scheme assets at 31 March is as follows:	%	%	%
Equities	72.1	71.9	60.0
Bonds	27.5	26.5	25.9
Property	0.4	0.4	0.4
Other	–	1.2	13.7

	100.0	100.0	100.0

The scheme has no investments in the Group’s equity securities or in property currently used by the Group.

History of experience adjustments

	2007	2006	2005
	£m	£m	£m

Experience adjustments on scheme liabilities:
Amount (£m)	(2)	(4)	(60)
Percentage of scheme liabilities (%)	–	–	6%

Experience adjustments on scheme assets:
Amount (£m)	26	121	24
Percentage of scheme assets (%)	2%	11%	3%

Expected contributions and benefit payments

£m

Expected employer’s contributions in the year ending 31 March 2008	54

Expected benefit payments in the year ending 31 March:
2008	36
2009	35
2010	37
2011	38
2012	40
2013-2018	220

128	Vodafone Group Plc Annual Report 2007

Back to Contents

Financials

26. Provisions

	Asset
	retirement		Other
	obligations	Legal	provisions	Total
	£m	£m	£m	£m

1 April 2005	135	188	199	522
Exchange movements	4	3	3	10
Amounts capitalised in the year	14	–	–	14
Amounts charged to the income statement	–	1	38	39
Utilised in the year – payments	(3)	(74)	(77)	(154)
Amounts released to the income statement	(2)	(19)	(6)	(27)

31 March 2006	148	99	157	404
Exchange movements	(4)	(2)	(6)	(12)
Amounts capitalised in the year	17	–	–	17
Amounts charged to the income statement	–	34	186	220
Utilised in the year – payments	(2)	(11)	(45)	(58)
Amounts released to the income statement	–	(4)	(4)	(8)

31 March 2007	159	116	288	563

Provisions have been analysed between current and non-current as follows:

	2007	2006
	£m	£m

Current liabilities	267	139
Non-current liabilities	296	265

	563	404

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

Other provisions
Included within other provisions are amounts provided for property and restructuring costs. The associated cash outflows for restructuring costs are substantially short term in nature. The timing of the cash flows associated with property is dependent upon the remaining term of the associated lease.

27. Trade and other payables

	2007	2006
	£m	£m

Included within non-current liabilities:
Other payables	67	61
Derivative financial instruments	156	148
Accruals and deferred income	312	357

	535	566

Included within current liabilities:
Trade payables	2,238	2,248
Amounts owed to associated undertakings	24	29
Other taxes and social security payable	467	412
Derivative financial instruments	63	71
Other payables	480	440
Accruals and deferred income	5,502	4,277

	8,774	7,477

Trade payables and accruals principally comprise amounts outstanding for trade purchases and ongoing operating expenses.

The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest and foreign currency rates prevailing at the year end.

Included within “Derivative financial instruments” are the following:

	2007	2006
	£m	£m

Fair value through the income statement (held for trading):
Interest rate swaps	68	2
Foreign exchange swaps	48	69

	116	71

Fair value hedges:
Interest rate swaps	103	148

	219	219

Vodafone Group Plc Annual Report 2007	129

Back to Contents

Notes to the Consolidated Financial Statements
continued

28. Acquisitions
The principal acquisition made by the Group during the financial year is as follows:

On 24 May 2006, the Group acquired substantially all the assets and business of Telsim Mobil Telekomunikasyon Hizmetleri (“Telsim”) from the Turkish Savings and Deposit Insurance Fund for consideration of approximately US$ 4.7 billion. Additionally, in April 2007 the Group paid US$ 0.4 billion of VAT, which is recoverable against Telsim’s future VAT liabilities. The Group did not acquire Telsim’s liabilities, other than certain minor employee-related liabilities and outstanding service credits to be fulfilled. The transaction has been accounted for by the purchase method of accounting.

		Fair value
	Book value	adjustments	Fair value
	£m	£m	£m

Net assets acquired:
Intangible assets(1)	16	860	876
Property, plant and equipment	166	–	166
Inventory	2	–	2
Trade and other receivables	178	–	178
Trade and other payables	(250)	–	(250)

	112	860	972

Goodwill			1,597

Total cash consideration (including £34 million of directly attributable costs)			2,569

Net cash outflow arising on acquisition:
Cash consideration			2,569

Note:
(1)	Intangible assets consist of licences and spectrum fees of £661 million and other intangibles of £215 million.

The goodwill is reported within Eastern Europe and is attributable to the expected profitability of the acquired business and the synergies expected to arise within that business after the Group’s acquisition of Telsim. £1,639 million of goodwill is expected to be deductible for tax purposes.

The result of the acquired entity has been consolidated in the income statement from the date of acquisition.

From the date of acquisition, the acquired entity contributed a loss of £146 million to the net loss of the Group.

For the acquisition mentioned above, the weighted average life of licences and spectrum fees was 17 years, the weighted average life of other intangible assets was two years and the weighted average of total intangible assets was 13 years.

Acquisition of Hutchison Essar
On 8 May 2007, Vodafone completed the acquisition from Hutchison Telecommunications International Limited (“HTIL”) of companies with interests in Hutchison Essar for cash consideration of US$10.9 billion (£5.5 billion), see note 35 for further details. It is impractical to provide further information due to the proximity of the acquisition date to the date of approval of the Consolidated Financial Statements.

Pro forma full year information
The following unaudited pro forma summary presents the Group as if Telsim had been acquired on 1 April 2006 or 1 April 2005, respectively. The pro forma amounts include the results of the acquired company, amortisation of the acquired intangible assets recognised on acquisition and the interest expense on debt incurred as a result of the acquisition. The pro forma amounts do not include any possible synergies from the acquisition. The pro forma information is provided for comparative purposes only and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.

	2007	2006
	£m	£m

Revenue	31,208	29,919
Loss for the financial year	(5,375)	(22,281)
Loss profit attributable to equity shareholders	(5,504)	(22,376)

	Pence per share	Pence per share

Basic and diluted loss per share – loss for the financial year	(9.98)	(35.74)

130	Vodafone Group Plc Annual Report 2007

Back to Contents

Financials

29. Discontinued operations and disposals

Japan – Vodafone K.K.
On 17 March 2006, the Group announced an agreement to sell its 97.7% holding in Vodafone K.K. to SoftBank. The transaction completed on 27 April 2006, with the Group receiving cash of approximately ¥1.42 trillion (£6.9 billion) including the repayment of intercompany debt of ¥0.16 trillion (£0.8 billion). In addition, the Group received non-cash consideration with a fair value of approximately ¥0.23 trillion (£1.1 billion), comprised of preferred equity and a subordinated loan. SoftBank also assumed debt of approximately ¥0.13 trillion (£0.6 billion). Vodafone K.K. represented a separate geographical area of operation and, on this basis, Vodafone K.K. was treated as a discontinued operation in Vodafone Group Plc’s annual report for the year ended 31 March 2006.

Income statement and segment analysis of discontinued operations

	2007	2006	2005
	£m	£m	£m

Service revenue	376	5,264	5,610
Equipment and other revenue	144	2,004	1,786

Segment revenue	520	7,268	7,396
Inter-segment revenue	–	(2)	(1)

Net revenue	520	7,266	7,395
Operating expenses	(402)	(5,667)	(5,417)
Depreciation and amortisation(1)	–	(1,144)	(1,314)
Impairment loss	–	(4,900)	–

Operating profit/(loss)	118	(4,445)	664
Non operating income and expense	–	–	13
Net financing costs	8	(3)	(11)

Profit/(loss) before taxation	126	(4,448)	666
Taxation relating to performance of discontinued operations	(15)	7	436
Loss on disposal(2)	(747)	–	–
Taxation relating to the classification of the discontinued operations	145	(147)	–

(Loss)/profit for the financial year from discontinued operations(3)	(491)	(4,588)	1,102

Note:
(1)	Including gains and losses on disposal of fixed assets.
(2)	Includes £794 million of foreign exchange differences transferred to the income statement on disposal.
(3)	Amount attributable to equity shareholders for the year to 31 March 2007 was £(494) million (2006: £(4,598) million; 2005: £1,035 million).

(Loss)/earnings per share from discontinued operations

	2007	2006	2005
	Pence per share	Pence per share	Pence per share

Basic (loss)/earnings per share	(0.90)	(7.35)	1.56
Diluted (loss)/earnings per share	(0.90)	(7.35)	1.56

Cash flows from discontinued operations

	2007	2006	2005
	£m	£m	£m

Net cash flows from operating activities	135	1,651	1,739
Net cash flows from investing activities	(266)	(939)	(448)
Net cash flows from financing activities	(29)	(536)	(1,289)

Net increase in cash and cash equivalents	(160)	176	2
Cash and cash equivalents at the beginning of the financial year	161	4	3
Exchange loss on cash and cash equivalents	(1)	(19)	(1)

Cash and cash equivalents at the end of the financial year	–	161	4

Vodafone Group Plc Annual Report 2007	131

Back to Contents

Notes to the Consolidated Financial Statements
continued

29. Discontinued operations and disposals continued
Assets and liabilities of discontinued operations

	27 April	31 March
	2006	2006
	£m	£m

Intangible assets	3,943	3,957
Property, plant and equipment	4,562	4,546
Other investments	29	29
Cash and cash equivalents	124	161
Inventory	148	131
Trade and other receivables	1,147	1,113
Deferred tax asset	636	655

Total assets	10,589	10,592

Current taxation liability	–	(1)
Short and long term borrowings	(674)	(677)
Trade and other payables(1)	(2,342)	(1,579)
Deferred tax liabilities	(245)	(246)
Other liabilities	(40)	(40)

Total liabilities	(3,301)	(2,543)

Net assets	7,288
Minority interest	(87)

Net assets disposed	7,201

Total consideration	7,245
Other effects: foreign exchange recycled to the income statement on disposal	(794)
Other	3

Net loss on disposal	(747)

£m

Net cash inflow arising on disposal:
Cash consideration	6,141
Cash to settle intercompany debt	793
Cash and cash equivalents disposed	(124)

6,810
Other	(12)

6,798

Note:
(1)	Includes £793 million of intercompany debt.

Belgium and Switzerland – Belgacom Mobile S.A. and Swisscom Mobile A.G.
During the year, the Group disposed of its 25% interest in Belgacom Mobile S.A. to Belgacom S.A. and its 25% interest in Swisscom Mobile A.G. to Swisscom A.G. These transactions completed on 3 November 2006 and 20 December 2006, respectively. The carrying value of these investments at disposal and the cash effects of the transactions are summarised in the table below:

	Belgacom	Swisscom
	Mobile	Mobile
	£m	£m

Net assets disposed	901	1,664
Total cash consideration	1,343	1,776
Other effects(1)	(1)	(44)

Net gain on disposal	441	68

Note:
(1)	Other effects include the recycling of currency translation on disposal and professional fees related to the disposal.

132	Vodafone Group Plc Annual Report 2007

Back to Contents

Financials

30. Commitments

Operating lease commitments
The Group has entered into commercial leases on certain properties, network infrastructure, motor vehicles and items of machinery. The leases have various terms, escalation clauses, purchase options and renewal rights.

Future minimum lease payments under non-cancellable operating leases comprise:

	2007	2006
	£m	£m

Within one year	718	654
In more than one year but less than two years	577	509
In more than two years but less than three years	432	447
In more than three years but less than four years	367	397
In more than four years but less than five years	321	345
In more than five years	1,360	1,292

	3,775	3,644

In addition to the amounts disclosed above as at 31 March 2006, there were additional operating lease commitments of £120 million relating to the Group’s discontinued operations in Japan, which were sold on 27 April 2006.

The total of future minimum sublease payments expected to be received under non-cancellable subleases is £107 million (2006: £60 million).

Capital and other financial commitments

	Group		Share of joint ventures

	2007	2006	2007	2006
	£m	£m	£m	£m

Contracts placed for future capital expenditure not provided in the financial statements(1)(2)	1,060	651	89	162
Purchase commitments(2)	1,137	996	144	163
Purchase of Telsim	–	2,600	–	–

	2,197	4,247	233	325

Notes:
(1)	Commitment includes contracts placed for property, plant and equipment and intangible assets.
(2)	In addition to the amounts disclosed above as at 31 March 2006, there were additional commitments of £90 million for future capital expenditure and £368 million other purchase commitments relating to the Group’s discontinued operations in Japan, which were sold on 27 April 2006.

During the year ended 31 March 2007, the Group entered into various agreements in relation to its acquisition of Hutchison Essar from Hutchison Telecommunications International Ltd. See note 35 for further details.

Vodafone Group Plc Annual Report 2007	133

Back to Contents

Notes to the Consolidated Financial Statements
continued

31. Contingent liabilities

	2007	2006
	£m	£m

Performance bonds	109	189
Credit guarantees – third party indebtedness	34	64
Other guarantees and contingent liabilities	90	19

Performance bonds
Performance bonds require the Group to make payments to third parties in the event that the Group does not perform what is expected of it under the terms of any related contracts.

Group performance bonds include £57 million (2006: £152 million) in respect of undertakings to roll out 3G networks in Spain.

Credit guarantees – third party indebtedness
Credit guarantees comprise guarantees and indemnities of bank or other facilities, including those in respect of the Group’s associated undertakings and investments.

Other guarantees and contingent liabilities
Other guarantees principally comprise commitments to support disposed entities.

In addition to the amounts disclosed above, the Group has guaranteed financial indebtedness and issued performance bonds for £25 million (2006: £33 million) in respect of businesses which have been sold and for which counter indemnities have been received from the purchasers.

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

The Company is a defendant in four actions in the United States alleging personal injury, including brain cancer, from mobile phone use. In each case, various other carriers and mobile phone manufacturers are also named as defendants. These actions have not progressed beyond an early stage and no accurate quantification of any losses which may arise out of the claims can therefore be made as at the date of this report. The Company is not aware that the health risks alleged in such personal injury claims have been substantiated and will be vigorously defending such claims.

A subsidiary of the Company, Vodafone 2, is responding to an enquiry (“the Vodafone 2 enquiry”) by Her Majesty’s Revenue and Customs (“HMRC”) with regard to the UK tax treatment of its Luxembourg holding company, Vodafone Investments Luxembourg SARL (“VIL”), under the Controlled Foreign Companies section of the UK’s Income and Corporation Taxes Act 1988 (“the CFC Regime”) relating to the tax treatment of profits earned by the holding company for the accounting period ended 31 March 2001. Vodafone 2’s position is that it is not liable for corporation tax in the UK under the CFC Regime in respect of VIL. Vodafone 2 asserts, inter alia, that the CFC Regime is contrary to EU law and has made an application to the Special Commissioners of HMRC for closure of the Vodafone 2 enquiry. In May 2005, the Special Commissioners referred certain questions relating to the compatibility of the CFC Regime with EU law to the European Court of Justice (the “ECJ”) for determination (“the Vodafone 2 reference”). HMRC subsequently appealed against the decision of the Special Commissioners to make the Vodafone 2 reference but its appeal was rejected by both the High

Court and Court of Appeal. The Vodafone 2 reference has still to be heard by the ECJ. Vodafone 2’s application for closure was stayed pending delivery of the ECJ’s judgment.

In September 2006, the ECJ determined in the Cadbury Schweppes case (C-196/04) (the “Cadbury Schweppes Judgment”) that the CFC Regime is incompatible with EU law unless it applies to wholly artificial arrangements intended to escape national tax normally payable. The correct application of the Cadbury Schweppes Judgment to Vodafone 2’s case is a matter for the Special Commissioners to determine.

At a hearing in March 2007, the Special Commissioners heard submissions from both parties as to whether the Vodafone 2 reference should be maintained or withdrawn by the Special Commissioners in light of the Cadbury Schweppes Judgement. The Special Commissioners are expected to rule on this question in the coming months.

In addition to the Vodafone 2 enquiry, on 31 October 2005, HMRC commenced an enquiry into the residence of Vodafone Investments Luxembourg Sarl (the “VIL enquiry”). VIL’s position is that it is resident for tax purposes solely in Luxembourg and therefore it is not liable for corporation tax in the UK. On 8 December 2006, HMRC confirmed that it had closed the VIL enquiry.

The Company has taken provisions, which at 31 March 2007 amounted to approximately £2.1 billion, for the potential UK corporation tax liability and related interest expense that may arise in connection with the Vodafone 2 enquiry. The provisions relate to the accounting period which is the subject of the proceedings described above as well as to accounting periods after 31 March 2001 to date. The provisions at 31 March 2007 reflect the developments during the year, in particular the Cadburys Schweppes Judgment.

The Company has recently been served with a Complaint filed in the Supreme Court of the State of New York by Cem Uzan and others against the Company, Vodafone Telekomunikasyon A.S. (“VTAS”), Vodafone Holding A.S. and others. The Plaintiffs make certain allegations in connection with the sale of the assets of the Turkish company Telsim Mobil Telekomunikasyon Hizmetleri A.S. (“Telsim”) to the Group’s Turkish subsidiary which acquired the assets from the SDIF, a public agency of the Turkish state, in a public auction in Turkey pursuant to Turkish law in which a number of mobile telecommunications companies participated. The Plaintiffs seek an Order requiring the return of the assets of Telsim to them or damages. The Company believes these claims have no merit and will vigorously defend the claims.

134	Vodafone Group Plc Annual Report 2007

Back to Contents

Financials

32. Reconciliation of net cash flows to operating activities

	2007	2006	2005
	£m	£m	£m

(Loss)/profit for the financial year from continuing operations	(4,806)	(17,233)	5,416
(Loss)/profit for the financial year from discontinued operations	(491)	(4,588)	1,102
Adjustments for:(1)
Loss on disposal of discontinued operations	747	–	–
Income tax expense	2,293	2,520	1,433
Depreciation and amortisation	5,111	5,834	5,517
Loss on disposal of property, plant and equipment	44	88	162
Non operating income and expense	(4)	2	(6)
Other income and expense	(502)	(15)	–
Investment income	(789)	(353)	(303)
Financing costs	1,604	1,123	900
Impairment losses	11,600	28,415	475
Share of result in associated undertakings	(2,728)	(2,428)	(1,980)

Operating cash flows before movements in working capital	12,079	13,365	12,716
(Increase)/decrease in inventory	(23)	23	17
(Increase)/decrease in trade and other receivables	(753)	54	(321)
Increase in payables	1,268	81	145

Cash generated by operations	12,571	13,523	12,557
Tax paid	(2,243)	(1,682)	(1,578)

Net cash flows from operating activities	10,328	11,841	10,979

Note:
(1)	Adjustments include amounts relating to continuing and discontinued operations.

33. Directors and key management compensation

Directors
Aggregate emoluments of the directors of the Company were as follows:

	2007	2006	2005
	£m	£m	£m

Salaries and fees	5	6	6
Incentive schemes	3	5	4
Benefits	1	2	1
Other(1)	4	–	–

	13	13	11

Note:
(1)	Other includes the value of the cash allowance taken by some individuals in lieu of pension contributions and payments in respect of loss of office.

The aggregate gross pre-tax gain made on the exercise of share options in the year ended 31 March 2007 by directors who served during the year was £3 million (2006: less than £1 million, 2005: £3 million).

Further details of directors’ emoluments can be found in “Governance – Board’s Report to Shareholders on Directors’ Remuneration” on pages 78 to 87.

Key management compensation
Aggregate compensation for key management, being the directors and members of the Group Executive Committee, were as follows:

	2007	2006	2005
	£m	£m	£m

Short term employee benefits	29	26	18
Post-employment benefits:
Defined benefit schemes	1	2	2
Defined contribution schemes	1	2	1
Share-based payments	6	16	22

	37	46	43

Vodafone Group Plc Annual Report 2007	135

Back to Contents

Notes to the Consolidated Financial Statements
continued

34. Employees

An analysis of the average employee headcount by category of activity is shown below.

	2007	2006	2005
	Number	Number	Number

By activity:
Operations	12,630	12,541	11,923
Selling and distribution	18,937	17,315	16,410
Administration	34,776	31,816	29,426

	66,343	61,672	57,759

By segment:
Germany	10,383	10,124	10,183
Italy	7,030	7,123	7,213
Spain	4,066	4,052	3,949
UK	10,256	10,620	11,260
Arcor	4,038	4,086	4,095
Other Europe	8,797	9,778	10,388

	44,570	45,783	47,088

Eastern Europe	9,194	5,763	2,204
Middle East, Africa & Asia	6,839	4,640	3,546
Pacific	2,791	2,858	2,720

	18,824	13,261	8,470

Common Functions	2,949	2,628	2,201

Total continuing operations	66,343	61,672	57,759

Discontinued operations:
Japan	233	2,733	3,033

The cost incurred in respect of these employees (including directors) was:(1)

	2007	2006	2005
Continuing operations:	£m	£m	£m

Wages and salaries	1,979	1,879	1,752
Social security costs	300	242	233
Share based payments	93	109	130
Other pension costs (see note 25)	94	80	70

	2,466	2,310	2,185

Note:
(1)	From continuing operations. The cost incurred in respect of employees (including directors) from discontinued operations was £16 million (2006: £155 million, 2005: £191 million).

35. Subsequent events

Acquisition of Hutchison Essar
On 8 May 2007, the Group completed its acquisition of 100% of the share capital in CGP Investments (Holdings) Limited (“CGP”) for US$10.9 billion from Hutchison Telecommunications International Limited. CGP owns a 51.95% indirect shareholding in Hutchison Essar Limited (“Hutchison Essar”), a mobile telecommunications operator in the Indian market.

As part of its acquisition of CGP, Vodafone acquired a less than 50% equity interest in Telecom Investments India Private Limited (“TII”) and in Omega Telecom Holdings Private Limited (“Omega”), which in turn have a 19.54% and 5.11% indirect shareholding in Hutchison Essar.

The Group was granted call options to acquire 100% of the shares in two companies which together indirectly own the remaining shares of TII for, if the market equity value of Hutchison Essar at the time of exercise is less than US$25 billion, an aggregate price of US$431 million or, if the market equity value of Hutchison Essar at the time of exercise is greater than US$25 billion, the fair market value of the shares as agreed between the parties. The Group also has an option to acquire 100% of the shares in a third company, which owns the remaining shares in Omega. In conjunction with the receipt of these options, the Group also granted a put option to each of the shareholders of these companies with identical pricing which, if exercised, would require Vodafone to purchase 100% of the equity in the respective company. These options can only be exercised in accordance with Indian law prevailing at the time of exercise.

In conjunction with the acquisition, Vodafone assumed guarantees over US$450 million and INR10 billion (£121 million) of third party financing of TII and Omega and received investments in preference shares of TII and its subsidiaries amounting to INR25 billion (£292 million), which entitle the holder to a redemption premium of approximately 13% per annum.

Concurrently with the acquisition of CGP, the Group granted put options exercisable between 8 May 2010 and 8 May 2011 to members of the Essar group of companies that will allow the Essar group to sell its 33% shareholding in Hutchison Essar to the Group for US$5 billion or to sell between US$1 billion and US$5 billion worth of Hutchison Essar shares to the Group at an independently appraised fair market value. As with the above call and put options, this put option can only be exercised in accordance with Indian law prevailing at the time of exercise.

On 28 February 2007, an Indian consumer association, Telecom Watchdog, filed an application in the High Court of Delhi which appears in substance to question Hutchison Essar’s compliance with the 74% telecom sectoral cap on foreign ownership. The Union of India, Hutchison Essar and HTIL are among 22 named Respondents. Telecom Watchdog requests the court to direct the Ministry of Communication & IT to cancel the licences issued to Hutchison Essar and its subsidiaries. It also requests the court to direct the Government to initiate proceedings against Hutchison Essar under the Foreign Exchange Management Act 1999. Other remedies are sought against other companies and individuals. These proceedings are at an early stage and the Group believes them to be without merit.

136	Vodafone Group Plc Annual Report 2007

Back to Contents

Financials

In conjunction with the acquisition of Hutchison Essar, the Group entered into a share sale and purchase agreement with a Bharti group company regarding the Group’s 5.60% direct shareholding in Bharti Airtel. On 9 May 2007, the Bharti group company irrevocably agreed to purchase this shareholding and the Group expects to receive $1.6 billion in cash consideration for such shareholding by November 2008. The shareholding will be transferred in two tranches, the first before 31 March 2008 and the second by November 2008. Following the completion of this sale, the Group will continue to hold an indirect stake of 4.39% in Bharti Airtel.

EU Roaming
On 23 May 2007, the European Parliament voted to introduce regulation on retail and wholesale roaming prices. The Group expects roaming revenues to be lower year on year in 2008 due to the combined effect of Vodafone’s own initiatives and this direct regulatory intervention.

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

	2007	2006	2005
	£m	£m	£m

Transactions with associated undertakings:
Sales of goods and services	245	288	194
Purchase of goods and services	295	268	243

Amounts owed to joint ventures included within short term borrowings(1)	842	378	1,142

Note:
(1)	Loan arises through Vodafone Italy being part of a Group cash pooling arrangement. Interest is paid in line with short term market rates.

Amounts owed by and owed to associated undertakings are disclosed within notes 17 and 27.

Dividends received from associated undertakings are disclosed in the consolidated cash flow statement.

Group contributions to pension schemes are disclosed in note 25.

Compensation paid to the Company’s Board of directors and members of the Executive Committee is disclosed in note 33.

Transactions with directors
During the three years ended 31 March 2007, and as of 25 May 2007, neither any director nor any other executive officer, nor any associate of any director or any other executive officer, was indebted to the Company.

During the three years ended 31 March 2007, and as of 25 May 2007, the Company has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing, or any relative of such spouse), had or was to have a direct or indirect material interest.

37. Financial information of joint ventures and associated undertakings

Summary aggregated financial information of 50% or less owned entities accounted for using proportionate consolidation or under the equity method, extracted on a 100% basis from accounts prepared under IFRS at 31 March and for the years then ended, is set out below.

	2007	2006	2005
50% or less owned entities classified as associated undertakings	£m	£m	£m

Revenue	30,981	30,204	25,141
Profit for the financial year	6,435	5,768	4,883

Non-current assets	38,055	42,776	36,385
Current assets	5,094	5,868	5,763

Total assets	43,149	48,644	42,148

Total equity shareholders’ funds	27,296	29,951	24,155
Minority interests	858	961	939

Total equity	28,154	30,912	25,094

Non-current liabilities	4,640	9,367	5,579
Current liabilities	10,355	8,365	11,475

Total liabilities	14,995	17,732	17,054

Total equity and liabilities	43,149	48,644	42,148

Vodafone Group Plc Annual Report 2007	137

Back to Contents

Notes to the Consolidated Financial Statements
continued

37. Financial information of joint ventures and associated undertakings continued

	2007	2006	2005
50% or less owned entities classified as joint ventures	£m	£m	£m

Revenue	6,515	4,919	3,946
Profit for the financial year	1,087	786	658

Non-current assets	4,171	7,631	2,983
Current assets	794	1,389	1,056

Total assets	4,965	9,020	4,039

Total equity shareholders’ funds	2,900	5,432	2,207
Minority interests	15	40	12

Total equity	2,915	5,472	2,219

Non-current liabilities	542	1,164	362
Current liabilities	1,508	2,384	1,458

Total liabilities	2,050	3,548	1,820

Total equity and liabilities	4,965	9,020	4,039

Summary aggregated financial information of Vodafone Omnitel N.V., extracted on a 100% basis from financial statements prepared under IFRS at 31 March and for the years then ended, is set out below:

	2007	2006	2005
	£m	£m	£m

Revenue	5,522	5,619	5,518
(Loss)/profit for the financial year	(3,369)	(2,134)	1,507

Non-current assets	14,851	20,280	24,186
Current assets	4,780	2,837	6,117

Total assets	19,631	23,117	30,303

Total equity shareholders’ funds	17,054	21,124	28,272
Non-current liabilities	75	78	312
Current liabilities	2,502	1,915	1,719

Total liabilities	2,577	1,993	2,031

Total equity and liabilities	19,631	23,117	30,303

38. US GAAP information

The following is a summary of the effects of the differences between US GAAP and IFRS. The unaudited translation of pounds sterling amounts into US dollars is provided solely for convenience based on the Noon Buying Rate on 30 March 2007 of $1.9685: £1.

Net loss for the years ended 31 March

		2007	2007	2006	2005
	Reference	$m	£m	£m	£m

Revenue (IFRS)		61,228	31,104	29,350	26,678
Items (decreasing)/increasing revenues:
Discontinued operations		(61)	(31)	(944)	(1,108)
Basis of consolidation	a	(12,268)	(6,232)	(5,756)	(5,423)
Connection revenue	b	1,020	518	1,106	1,223

Revenue (US GAAP)		49,919	25,359	23,756	21,370

(Loss)/profit for the financial year (IFRS)		(10,427)	(5,297)	(21,821)	6,518
Items (increasing)/decreasing net loss:
Investments accounted for under the equity method	c	1,339	680	(1,230)	(5,440)
Connection revenue and costs	b	10	5	10	16
Goodwill and other intangible assets	d	(26,283)	(13,352)	(14,299)	(15,534)
Impairment losses	e	13,189	6,700	15,377	475
Amortisation of capitalised interest	f	(211)	(107)	(108)	(105)
Interest capitalised during the year	f	102	52	36	19
Other	g	2,482	1,261	(42)	99
Income taxes	h	11,539	5,862	8,902	6,680
Minority interests	i	(254)	(129)	(95)	(108)
Cumulative effect of change in accounting principle: post employment benefits	j	–	–	–	(195)
Cumulative effect of change in accounting principle: intangible assets	j	–	–	–	(6,177)

Net loss (US GAAP)		(8,514)	(4,325)	(13,270)	(13,752)

Shareholders’ equity at 31 March

		2007	2007	2006
	Reference	$m	£m	£m

Total equity (IFRS)		132,466	67,293	85,312
Items (decreasing)/increasing shareholders’ funds:
Investments accounted for under the equity method	c	(2,106)	(1,070)	(2,287)
Connection revenue and costs	b	–	–	(5)
Goodwill and other intangible assets	d	50,226	25,515	32,552
Capitalised interest	f	2,642	1,342	1,443
Other	g	169	86	210
Income taxes	h	(43,029)	(21,859)	(30,354)
Minority interests	i	(445)	(226)	113

Shareholders’ equity (US GAAP)		139,923	71,081	86,984

138	Vodafone Group Plc Annual Report 2007

Back to Contents

Financials

US GAAP condensed consolidated statement of operations

		2007	2007	2006	2005
	Reference	$m	£m	£m	£m

Revenue		49,919	25,359	23,756	21,370
Cost of sales		(58,246)	(29,589)	(28,126)	(27,803)
Selling, general and administrative expense		(8,574)	(4,356)	(4,342)	(3,779)

Operating loss		(16,901)	(8,586)	(8,712)	(10,212)
Non-operating income and expense		374	190	(662)	(465)
Share of results in investments accounted for under the equity method		(51)	(26)	(1,044)	(2,179)

Loss before income taxes		(16,578)	(8,422)	(10,418)	(12,856)
Income tax benefit		7,978	4,053	3,228	4,994
Minority interests		(254)	(129)	(98)	(108)

Loss from continuing operations		(8,854)	(4,498)	(7,288)	(7,970)
Discontinued operations, net of taxes		340	173	(5,982)	590
Cumulative effect of changes in accounting principles, net of taxes		–	–	–	(6,372)

Net loss		(8,514)	(4,325)	(13,270)	(13,752)

Basic and diluted loss per share:		Cents	Pence	Pence	Pence
Loss from continuing operations		(16.06)	(8.16)	(11.64)	(12.03)
Discontinued operations		0.63	0.32	(9.56)	0.89
Cumulative effect of changes in accounting principles		–	–	–	(9.63)

Net loss	k	(15.43)	(7.84)	(21.20)	(20.77)

Discontinued operations
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

During the year ended 31 March 2007, the Group revised the estimated period customers are expected to remain connected to the network. As a result of this change in estimate, an additional £210 million of revenue and related costs were recognised during the year.

c. Investments accounted for under the equity method
This line item includes the net effect of IFRS to US GAAP adjustments affecting net loss and shareholders’ equity related to investments accounted for under the equity method, other than the cumulative effect of change in accounting principle related to intangible assets, which has been disclosed separately. The differences are:

Adjustment to the share of results in investments accounted for under the equity method

	2007	2006
	£m	£m

Goodwill and other intangible assets associated
with investments accounted for under the
equity method	(6,497)	(7,772)
Impairment loss	4,900	3,600
Income taxes	2,198	2,863
Other	79	79

	680	(1,230)

Adjustments to the carrying value of investments accounted for under the equity method

	2007	2006
	£m	£m

Goodwill and other intangible assets associated
with investments accounted for under the
equity method	7,462	9,539
Income taxes	(8,742)	(11,997)
Other	210	171

	(1,070)	(2,287)

Vodafone Group Plc Annual Report 2007	139

Back to Contents

Notes to the Consolidated Financial Statements
continued

38. US GAAP information continued
d. Goodwill and other intangible assets
The differences related to goodwill and other intangible assets included in the reconciliations of net loss and shareholders’ equity relate to acquisitions prior to the Group’s adoption of SEC guidance issued on 29 September 2004. In determining the value of licences purchased in business combinations prior to 29 September 2004, the Group allocated the portion of the purchase price in excess of the fair value attributed to the share of net assets acquired to licences. The Group had previously concluded that the nature of the licences and the related goodwill acquired in business combinations was fundamentally indistinguishable.

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

Finite-lived intangible assets

	2007	2006
Licences	£m	£m

Gross carrying value	152,358	154,135
Accumulated amortisation	(88,541)	(75,170)

	63,817	78,965

Customer bases

Gross carrying value	493	1,663
Accumulated amortisation	(168)	(1,071)

	325	592

The total amortisation charge for the year ended 31 March 2007, under US GAAP, was £15,207 million (2006: £15,011 million; 2005: £15,400 million). During the year ended 31 March 2007, the Group revised the estimated useful life of certain customer bases. As a result, an additional £113 million of amortisation expense has been recorded during the year.

The estimated future amortisation charge on finite-lived intangible assets for each of the next five years is set out in the following table. The estimate is based on finite-lived intangible assets recognised at 31 March 2007 using foreign exchange rates on that date. It is probable that future amortisation charges will vary from the figures below, as the estimate does not include the impact of any future investments, disposals, capital expenditures or fluctuations in foreign exchange rates.

Year ending 31 March	£m

2008	14,966
2009	14,959
2010	12,114
2011	3,623
2012	3,355

e. Impairment losses
As discussed in note 10, during the year ended 31 March 2007, the Group recorded impairment losses of £11,600 million (2006: £23,000 million) in relation to the goodwill of Vodafone Germany and Vodafone Italy under IFRS. Under US GAAP, the Group evaluated the recoverability of the long-lived assets, comprised primarily of licences, in Vodafone Germany and Vodafone Italy using undiscounted cash flows and determined that the carrying amount of these assets was recoverable. As a result, the IFRS impairment losses of £11,600 million related to Vodafone Germany and Vodafone Italy were not recognised under US GAAP.

During the year ended 31 March 2006, the Group also recorded an impairment loss under IFRS of £515 million and £4,900 million in relation to the goodwill of Vodafone Sweden and Vodafone Japan, respectively. Under US GAAP, the Group recognised impairment losses of licences of £883 million and £8,556 million in Vodafone Sweden and in Vodafone Japan. As a result of these impairment losses, the Group released related deferred tax liabilities of £247 million and £3,508 million, which have been included in the adjustment for income taxes for the period. The impairment losses on Vodafone Sweden’s and Vodafone Japan’s licences have been included in discontinued operations under US GAAP.

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

g. Other
Financial instruments
Under IFRS, equity put rights and similar arrangements are classified as financial liabilities. The liabilities are measured as the present value of the estimated exercise prices of the equity put rights and similar arrangements, which is the fair value of the underlying shares on the date of exercise, with any changes in this estimate recognised in the consolidated income statement each period. Under US GAAP, the redemption amount under these arrangements is credited to the minority interest and changes in the redemption amount are reflected as a charge or credit to retained earnings.

140	Vodafone Group Plc Annual Report 2007

Back to Contents

Financials

Pensions
Under both IFRS and US GAAP, the Group recognises actuarial gains and losses as they are incurred. Under IFRS, these gains and losses are recognised directly in equity. These gains and losses are included in the determination of net loss under US GAAP.

The Group’s adoption of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)” on 31 March 2007 did not have a significant impact on the Group’s results or financial position.

Disposals
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

During the year ended 31 March 2007, £1,539 million (2006: losses of £9 million, 2005: losses of £63 million) of foreign currency losses were reclassified from other recognised income and expense and included in the determination of US GAAP net loss as a result of the disposal of Vodafone Japan and the Group’s interests in Belgacom Mobile SA and Swisscom Mobile AG (2006: Vodafone Sweden, 2005: partial disposal of Vodafone Egypt). Under IFRS, these losses amounted to £838 million for the year ended 31 March 2007 (2006: gains of £36 million, 2005: gains of £2 million).

In addition to the impact of transferring cumulative exchange losses to the income statement, in the year ended 31 March 2007 this line item also includes the £512 million incremental gain resulting from lower US GAAP carrying values immediately prior to the disposal of Belgacom Mobile SA and Swisscom Mobile AG.

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
During the second half of the year ended 31 March 2005, the Group amended its policy for accounting for actuarial gains and losses arising from its pension obligations effective 1 April 2004. Until 31 March 2004, the Group used a corridor approach under SFAS No. 87, “Employers’ Accounting for Pensions” in which actuarial gains and losses were deferred and amortised over the expected remaining service period of the employees. The Group now recognises these gains and losses through the income statement in the period in which they arise.

The cumulative effect on periods prior to adoption of £288 million has been shown, net of tax of £93 million, as a cumulative effect of a change in accounting principle in the reconciliation of net loss. The effect of the change in the year ended 31 March 2005 was to increase loss from continuing operations by £55 million (or 0.08 pence per share).

Intangible assets
On 29 September 2004, the SEC Staff issued new guidance on the interpretation of SFAS No. 142 in relation to the valuation of intangible assets in business combinations and impairment testing. This guidance has been codified as EITF Topic D-108. Historically, the Group assigned to mobile licences the residual purchase price in business combinations in excess of the fair values of all assets and liabilities acquired other than mobile licences and goodwill. This approach was on the basis that mobile licences were indistinguishable from goodwill. The new SEC guidance required the Group to distinguish between mobile licences and goodwill. However, the new guidance did not permit the amount historically reported as mobile licences to be subsequently reallocated between mobile licences and goodwill.

The new guidance affects the allocation of the purchase price in future business combinations involving entities with mobile licences. The Group has applied the guidance relating to the allocation of purchase price to all business combinations consummated subsequent to 29 September 2004. This has resulted in values being assigned to licences using a direct valuation method, with any remaining residual purchase price allocated to goodwill.

In impairment testing of mobile licences associated with the Verizon Wireless equity method investment accounted for under SFAS No. 142, the Group has used a similar residual approach to determine the fair value of the licences when testing the asset for recoverability. In their announcement, the SEC Staff stated that the residual method of accounting for intangible assets should no longer be used and that companies should perform an impairment test using a direct method on all assets which were previously tested using a residual method. The Group’s licences in other businesses are not tested for recoverability using a residual method and were, therefore, not affected by the new guidance.

The Group completed its transitional impairment test of Verizon Wireless’ mobile licences as of 1 January 2005. This resulted in a pre-tax charge of £11,416 million. This impairment loss was included, net of the related tax of £5,239 million, in the cumulative effect of change in accounting principle in the reconciliation of net loss. The tax effect comprises the release of £1,220 million representing the Group’s share of Verizon Wireless’ deferred tax liabilities and £4,019 million deferred tax liabilities representing taxes recognised by the Group on its investment in Verizon Wireless. Fair value was determined as the present value of estimated future net cash flows allocable to the mobile licences. Verizon Wireless is included in the segment “Mobile telecommunications – US”.

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

Vodafone Group Plc Annual Report 2007	141

Back to Contents

Notes to the Consolidated Financial Statements
continued

38. US GAAP information continued
The Group has adopted SFAS No. 123 (Revised 2004) using the modified retrospective method. Under this method, the Group has adjusted the financial statements for the periods between 1 April 1995 and 30 September 2005 to give effect to the fair value method of accounting for awards granted, modified or settled during those periods on a basis consistent with the pro forma amounts disclosed under the requirements of the original SFAS No. 123, “Accounting for Stock-Based Compensation”. The provisions of SFAS No. 123 (Revised 2004) will be applied to all awards granted, modified or settled after 1 October 2005. The effect of applying the original provisions of SFAS No. 123 under the modified retrospective method of adoption on the year ended 31 March 2005 was to decrease loss before income taxes, loss from continuing operations and net loss by £66 million, £30 million and £30 million respectively (six months ended 30 September 2005: increases of £4 million, £8 million and £8 million respectively). The adjustment also had the effect of decreasing both basic and diluted loss per share from continuing operations and net loss by 0.05 pence (six months ended 30 September 2005: increase 0.01 pence). The adoption of SFAS No. 123 (Revised 2004) increased shareholders’ equity at 1 April 2004 by £112 million.

k. Loss per share
The share options and shares described in note 20 were excluded from the calculation of diluted loss per share as the effect of their inclusion in the calculation would be not dilutive due to the Group recognising a loss in all periods presented.

39. New accounting standards

IFRS The Group has not adopted the following pronouncements, which have been issued by the IASB, but have not yet been endorsed for use in the EU.

•	IFRS 8, “Operating Segments” (effective for annual periods beginning on or after 1 January 2009, with early application permitted). If endorsed for use in the EU, the Group currently intends to adopt this standard in the 2008 financial year. The standard is not expected to significantly impact the Group but may change the Group’s disclosure in relation to segment information.

•	IAS 23 Revised, “Borrowing Costs” (effective for annual periods beginning on or after 1 January 2009, with early application permitted). This revised standard has not yet been endorsed for use in the EU. The Group is currently assessing the impact and expected timing of adoption of this standard on the Group’s results and financial position.

The Group has not adopted the following pronouncements, which have been issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”). The Group does not currently believe the adoption of these pronouncements will have a material impact on the consolidated results or financial position of the Group.

•	IAS Amendment, “Amendment to IAS 1, “Presentation of Financial
Statements” – Capital Disclosures” (effective for annual periods beginning after 1 January 2007, with earlier application encouraged). This amendment has been endorsed for use in the EU.

•	IFRIC 10, “Interim Financial Reporting and Impairment” (effective for annual periods beginning on or after 1 November 2006, with early application encouraged). This interpretation has not yet been endorsed for use in the EU.

•	IFRIC 11, “IFRS 2 – Group Treasury Share Transactions” (effective for annual periods beginning on or after 1 March 2007, with early application permitted). This interpretation has not yet been endorsed for use in the EU.

•	IFRIC 12, “Service Concession Arrangements” (effective for annual periods beginning on or after 1 January 2008, with early application permitted). This interpretation has not yet been endorsed for use in the EU.

US GAAP
FASB Interpretation No. 48
FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of SFAS No. 109, “Accounting for Income Taxes”, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Group will adopt FIN 48 with effect from 1 April 2007 and is currently assessing the impact of the adoption of this standard on the Group’s results and financial position.

EITF Issue 06-1
EITF Issue 06-1, “Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service From the Service Provider” (Issue 06-1), requires the income statement classification of consideration provided to a manufacturer or reseller to be determined based on the form of the consideration rendered to the end customer as directed by the service provider, if the consideration is contractually linked to the benefit received by the end customer. Under this standard, “cash consideration” would be classified as a reduction in revenue while “other than cash consideration” would be accounted for as an expense. The Group will adopt Issue 06-1 no later than 1 April 2008 and is currently assessing the impact of the adoption of this standard on the Group’s results and financial position.

SFAS No. 157
SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 applies to fair value measurements under other existing accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The Group will adopt SFAS 157 no later than 1 April 2008 and is currently assessing the impact of the adoption of this standard on the Group’s results and financial position.

142	Vodafone Group Plc Annual Report 2007

Back to Contents

Financials

Company Financial Statements of Vodafone Group Plc at 31 March

		2007	2006
	Note	£m	£m

Fixed assets
Other investments	3	–	133
Shares in group undertakings	3	67,139	67,395

		67,139	67,528

Current assets
Debtors: amounts falling due after more than one year	4	227	236
Debtors: amounts falling due within one year	4	99,404	99,417

		99,631	99,653
Creditors: amounts falling due within one year	5	(76,415)	(76,591)

Net current assets		23,216	23,062

Total assets less current liabilities		90,355	90,590
Creditors: amounts falling due after more than one year	5	(14,388)	(13,487)

		75,967	77,103

Capital and reserves
Called up share capital	6	4,172	4,165
Share premium account	7	43,572	52,444
Capital redemption reserve	7	9,132	128
Capital reserve	7	88	88
Other reserves	7	1,026	1,012
Own shares held	7	(8,044)	(8,186)
Profit and loss account	7	26,021	27,452

Equity shareholders’ funds		75,967	77,103

The Financial Statements were approved by the Board of directors on 29 May 2007 and were signed on its behalf by:

Arun Sarin Chief Executive	Andy Halford Chief Financial Officer

The accompanying notes are an integral part of these Financial Statements.

Vodafone Group Plc Annual Report 2007	143

Back to Contents

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

The Company has taken advantage of the exemption contained in FRS 29 “Financial Instruments: Disclosures” and has not produced any disclosures required by that standard, as full FRS 29 disclosures are available in the Vodafone Group Plc Annual Report for the year ended 31 March 2007.

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

Financial liabilities and equity instruments
Financial liabilities and equity instruments issued by the Company are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities and includes no obligation to deliver cash or other financial assets. The accounting policies adopted for specific financial liabilities and equity instruments are set out below.

Capital market and bank borrowings
Interest-bearing loans and overdrafts are initially measured at fair value (which is equal to cost at inception), and are subsequently measured at amortised cost, using the effective interest rate method, except where they are identified as a hedged item in a fair value hedge. Any difference between the proceeds net of transaction costs and the settlement or redemption of borrowings is recognised over the term of the borrowing.

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

144	Vodafone Group Plc Annual Report 2007

Back to Contents

Financials

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

Pensions
The Company is the sponsoring employer of the Vodafone Group Pension Scheme, a defined benefit pension scheme. The Company is unable to identify its share of the underlying assets and liabilities of the Vodafone Group Pension Scheme on a consistent and reasonable basis. Therefore, the Company has applied the guidance within FRS 17 to account for defined benefit schemes as if they were defined contribution schemes and recognise only the contribution payable each year. The Company had no contributions payable for the years ended 31 March 2007 and 31 March 2006.

3. Fixed assets

Other investments
The Company’s fixed asset investments were £nil at 31 March 2007 (2006: £133 million). The investment at 31 March 2006 represented 30,252,460 ordinary shares in VenFin Limited. The investment was held at fair value and disposed of during the year ended 31 March 2007.

Shares in group undertakings

£m

Cost:
1 April 2006	72,160
Additions	59,656
Capital contributions arising from share based payments	93
Contributions received in relation to share based payments	(79)
Disposals	(59,508)

31 March 2007	72,322

Amounts provided for:
1 April 2006	4,765
Amounts provided for during the year	418

31 March 2007	5,183

Net book value:
31 March 2007	67,139

31 March 2006	67,395

At 31 March 2007, the Company had the following principal subsidiary undertaking:

		Country of
		incorporation or	Percentage
Name	Principal activity	registration	shareholding

Vodafone European Investments	Holding company	England	100%

4. Debtors
	2007	2006
	£m	£m

Amounts falling due within one year:
Amounts owed by subsidiary undertakings	99,071	99,174
Taxation recoverable	137	72
Other debtors	196	171

	99,404	99,417

Amounts falling due after more than one year:
Deferred taxation	3	5
Other debtors	224	231

	227	236

Vodafone Group Plc Annual Report 2007	145

Back to Contents

Notes to the Company Financial Statements
continued

5. Creditors

	2007	2006
	£m	£m

Amounts falling due within on year:
Bank loans and other loans	3,656	2,143
Amounts owed to subsidiary undertakings	72,568	74,229
Group relief payable	101	89
Other creditors	82	120
Accruals and deferred income	8	10

	76,415	76,591

Amounts falling due after more than one year:
Other loans	14,216	13,321
Other creditors	172	166

	14,388	13,487

Included in amounts falling due after more than one year are other loans of £7,103 million, which are due in more than five years from 1 April 2007 and are payable otherwise than by instalments. Interest payable on this debt ranges from 3.625% to 7.875% .

6. Share capital

		2007		2006
	Number	£m	Number	£m

Authorised:
Ordinary shares of 11 3/7 US cents each (2006: 10 US cents)	68,250,000,000	4,875	78,000,000,000	4,875
B shares of 15 pence each	66,600,000,000	9,990	–	–

Ordinary shares allotted, issued and fully paid(1):
1 April	66,251,332,784	4,165	68,380,866,539	4,286
Allotted during the year	118,241,919	7	120,466,245	7
Consolidated during the year(3)	(8,283,879,405)	–	–	–
Cancelled during the year	–	–	(2,250,000,000)	(128)

31 March	58,085,695,298	4,172	66,251,332,784	4,165

B shares allotted, issued and fully paid:(3)(4)
1 April	–	–	–	–
Issued during the year(4)	66,271,035,240	9,941	–	–
Redeemed during the year(3)	(38,102,969,449)	(5,715)	–	–
Converted to deferred shares and subsequently cancelled during the year(3)	(28,036,064,426)	(4,206)	–	–

31 March	132,001,365	20	–	–

Notes:
(1)	At 31 March 2007, the Company held 5,245,547,674 (2006: 6,120,129,348) treasury shares with a nominal value of £305 million (2006: £352 million).
(2)	At 31 March 2007, 50,000 (2006: 50,000) 7% cumulative fixed rate shares of £1 each were authorised, allotted, issued and fully paid by the Company.
(3)	B shareholders were given the alternatives of initial redemption or future redemption at 15 pence per share or the payment of an initial dividend of 15 pence per share. The initial redemption took place on 4 August 2006 with future redemption dates on 5 February and 5 August each year until 5 August 2008 when the Company expects to exercise its right to redeem all B shares still in issue at their nominal value of 15 pence. B shareholders that chose future redemption are entitled to receive a continuing non-cumulative dividend of 75 per cent of Sterling LIBOR payable semi-annually in arrears until the B shares are redeemed. The B shares which received an initial dividend immediately converted to deferred shares and all outstanding deferred shares were redeemed on 7 August 2006 for a total consideration of 1 pence and subsequently cancelled. In relation to the ordinary shares held as treasury shares, the Company elected to receive the B share initial dividend, which was subsequently waived. B shareholders are only entitled to receive notice of (or attend, speak or vote at) any general meeting if the business includes a resolution for the winding up of the Company. If the Company is wound up, the holders of the B shares are entitled, before any payment to the ordinary shareholders, to repayment of the amount paid up on each B share together with any outstanding entitlement to the B share continuing dividend. By 31 March 2007, total capital of £9,004 million had been returned to shareholders, £5,713 million by way of capital redemption and £3,291 million by way of initial dividend (note 7). The outstanding B share liability as at 31 March 2007 has been classified as a financial liability and is disclosed within other creditors greater than one year (note 5). A transfer of £9,004 million in respect of the B shares has been made from retained losses (note 7) to the capital redemption reserve (note 7).
(4)	On 30 May 2006, Vodafone Group Plc announced a return of capital to shareholders via a B share scheme and associated share consolidation. At the Extraordinary General Meeting of the Company held on 25 July 2006, shareholders approved the scheme, with a B share of 15 pence issued for each existing issued ordinary share held at the close of business on 28 July 2006 and the consolidation of existing ordinary shares on the basis of 7 new ordinary shares for 8 existing ordinary shares. On 31 July 2006, the new ordinary shares were admitted to the London Stock Exchange official list, and commenced trading. A total of 66,271,035,240 B shares were issued on that day, and 66,271,035,240 existing ordinary shares of 10 US cents each were consolidated into 57,987,155,835 new ordinary shares of 11 3/7 cents each.

Allotted during the year

		Nominal	Net
		value	proceeds
	Number	£m	£m

UK share awards and option scheme awards	86,791,709	5	120
US share awards and option scheme awards	31,450,210	2	41

Total for share option schemes and restricted stock awards	118,241,919	7	161

Cancelled during the year
During the 2006 financial year, 2,250,000,000 treasury shares were cancelled in order to comply with Companies Act requirements in relation to the amount of issued share capital that can be held in treasury. No treasury shares were cancelled in the year ended 31 March 2007.

146	Vodafone Group Plc Annual Report 2007

Back to Contents

Financials

7. Share based payments

The Company currently uses a number of equity settled share plans to grant options and shares to the directors and employees of its subsidiary undertakings, as listed below.

Share option schemes
Vodafone Group savings related and Sharesave schemes
Vodafone Group executive schemes
Vodafone Group 1999 Long Term Stock Incentive Plan and ADSs
Other share option plans

Share plans
Share Incentive Plan
Restricted share plans

As at 31 March 2007, the Company had 584 million ordinary share options outstanding (2006: 787 million) and 3 million ADS options outstanding (2006: 8 million).

The Company has made a capital contribution to its subsidiary undertakings in relation to share based payments. At 31 March 2007, the cumulative capital contribution net of payments received from subsidiary undertakings was £397 million (31 March 2006: £383 million, 1 April 2005: £419 million). During the year ended 31 March 2007, the capital contribution arising from share based payments was £93 million (2006: £114 million), with payments of £79 million (2006: £150 million) received from subsidiary undertakings. The Company does not incur a profit and loss account charge in relation to share based payments.

Full details of share based payments, share option schemes and share plans are disclosed in note 20 to the Consolidated Financial Statements.

8. Reserves and reconciliation of movements in equity shareholders’ funds

		Share	Capital			Own	Profit	Total equity
	Share	premium	redemption	Capital	Other	shares	and loss	shareholders’
	capital	account	reserve	reserve	reserves	held	account	funds
	£m	£m	£m	£m	£m	£m	£m	£m

1 April 2006	4,165	52,444	128	88	1,012	(8,186)	27,452	77,103
Allotments of shares	7	154	–	–	–	–	–	161
Own shares released on vesting of share awards	–	–	–	–	–	142	–	142
Profit for the financial year	–	–	–	–	–	–	11,126	11,126
Dividends	–	–	–	–	–	–	(3,566)	(3,566)
Capital contribution given relating to share based payments	–	–	–	–	93	–	–	93
Contribution received relating to share based payments	–	–	–	–	(79)	–	–	(79)
Share consolidation	–	(9,026)	–	–	–	–	–	(9,026)
B share capital redemption	–	–	5,713	–	–	–	(5,713)	–
B share preference dividend	–	–	3,291	–	–	–	(3,291)	–
Other movements	–	–	–	–	–	–	13	13

31 March 2007	4,172	43,572	9,132	88	1,026	(8,044)	26,021	75,967

In accordance with the exemption allowed by section 230 in the Companies Act 1985, no profit and loss account has been presented by the Company. The profit for the financial year dealt with in the accounts of the Company is £11,126 million (2006: £12,671 million). Under English law, the amount available for distribution to shareholders is based upon the profit and loss reserve of the Company and is reduced by the amount of own shares held and is limited by statutory or other restrictions.

The auditor remuneration for audit services to the Company was £1 million (2006: £1 million). The Company paid no audit fees in relation to non audit services to the Company for the years ended 31 March 2007 and 31 March 2006.

The directors are remunerated by Vodafone Group Plc for their services to the Group as a whole. No remuneration was paid to them specifically in respect of their services to Vodafone Group Plc for either year. Full details of the directors’ remuneration are disclosed in the Directors’ Remuneration Report in the Vodafone Group Plc Annual Report for the year ended 31 March 2007.

There were no employees other than directors of the Company throughout the current or the preceding year.

Vodafone Group Plc Annual Report 2007	147

Back to Contents

Notes to the Company Financial Statements
continued

9. Equity dividends

	2007	2006
	£m	£m

Declared during the financial year:
Final dividend for the year ended 31 March 2006: 3.87 pence per share
(2005: 2.16 pence per share)	2,328	1,386
Interim dividend for the year ended 31 March 2007: 2.35 pence per share
(2006: 2.20 pence per share)	1,238	1,367

	3,566	2,753

Proposed after the balance sheet date and not recognised as a liability:
Final dividend for the year ended 31 March 2007: 4.41 pence per share
(2006: 3.87 pence per share)	2,331	2,328

10. Contingent liabilities
	2007	2006
	£m	£m

Performance bonds	87	172
Credit guarantees – third party indebtedness	1,278	1,570
Other guarantees and contingent liabilities	10	1

Performance bonds
Performance bonds require the Company to make payments to third parties in the event that the Company or its subsidiary undertakings do not perform what is expected of it under the terms of any related contracts.

Company performance bonds include £57 million (2006: £152 million) in respect of undertakings to roll out third generation networks in Spain.

Credit guarantees – third party indebtedness
Credit guarantees comprise guarantees and indemnities of bank or other facilities.

At 31 March 2007, the Company had guaranteed debt of Vodafone Finance K.K. amounting to £1,117 million (2006: £1,268 million) and issued guarantees in respect of notes issued by Vodafone Americas, Inc. amounting to £161 million (2006: £302 million). The Japanese facility expires by March 2011 and the majority of Vodafone Americas, Inc. bond guarantees by July 2008.

Other guarantees and contingent liabilities
Other guarantees principally comprise of a guarantee relating to a bid for a UMTS licence in Hungary.

Legal proceedings
Details regarding certain legal actions which involve the Company are set out in note 31 to the Consolidated Financial Statements.

148	Vodafone Group Plc Annual Report 2007

Back to Contents

Financials

Independent Auditor’s Report to the Members of Vodafone Group Plc

We have audited the parent Company Financial Statements of Vodafone Group Plc for the year ended 31 March 2007 which comprise the balance sheet and the related notes numbered 1 to 10. These parent Company Financial Statements have been prepared under the accounting policies set out therein.

The corporate governance statement and the directors’ remuneration report are included in the Group annual report of Vodafone Group Plc for the year ended 31 March 2007. We have reported separately on the Consolidated Financial Statements of Vodafone Group Plc for the year ended 31 March 2007 and on the information in the directors’ remuneration report that is described as having been audited.

Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the Annual Report and the parent Company Financial Statements in accordance with applicable law and United Kingdom Accounting standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors’ Responsibilities.

Our responsibility is to audit the parent Company Financial Statements in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent Company Financial Statements give a true and fair view in accordance with the relevant financial reporting framework and whether the parent Company Financial Statements and the part of the directors’ remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We report to you whether in our opinion the information given in the directors’ report is consistent with the parent Company Financial Statements. We also report to you, if in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.

We read the directors’ report and the other information contained in the annual report for the above year as described in the contents section and consider whether it is consistent with the audited parent Company Financial Statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent Company Financial Statements. Our responsibility does not extend to any further information outside the annual report.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent Company Financial Statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the parent Company Financial Statements, and of whether the accounting policies are appropriate to the Company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent Company Financial Statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent Company Financial Statements.

Opinion
In our opinion:

•	the parent Company Financial Statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company’s affairs as at 31 March 2007;

•	the parent Company Financial Statements have been properly prepared in accordance with the Companies Act 1985; and

•	the information given in the Directors’ Report is consistent with the parent Company Financial Statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
United Kingdom
29 May 2007

Vodafone Group Plc Annual Report 2007	149

Back to Contents

Shareholder Information

Financial Calendar for the 2008 Financial Year

Interim Results announcement	13 November 2007
Preliminary announcement of full year results	27 May 2008

The Company does not intend to publish future results’ announcements in the press; they will be available online at www.vodafone.com.

Dividends
Full details on the dividend amount per share or ADS can be found on page 53. Set out below is information relevant to the final dividend for the year ended 31 March 2007.

Ex-dividend date	6 June 2007
Record date	8 June 2007
Dividend reinvestment plan last election date	13 July 2007
Dividend payment date	3 August 2007(1)

(1)	Payment date for both ordinary shares and ADSs.

Dividend payment methods
Holders of ordinary shares can:

•	have cash dividends paid direct to a bank or building society account; or

•	have cash dividends paid in the form of a cheque; or

•	elect to use the cash dividends to purchase more Vodafone shares under the Dividend Reinvestment Plan (see below).

If a holder of ordinary shares does decide to receive cash dividends, it is recommended that these are paid directly to the shareholder’s bank or building society account via BACS for UK account holders or EFTS for Irish account holders. Ordinary shareholders resident outside the UK and Eurozone can also have their dividends paid into their bank account directly via the Company’s Registrars’ Global Payments service. Details and terms and conditions may be viewed at www.computershare.com/uk/investor/GPS. This avoids the risk of cheques being lost in the post and means the dividend will be in the shareholder’s account on the dividend payment date. The shareholder will be sent a tax voucher confirming the amount of dividend and the account into which it has been paid.

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

For ADS holders, The Bank of New York maintains a Global BuyDIRECT Plan for the Company, which is a direct purchase and sale plan for depositary receipts, with a dividend reinvestment facility. For additional information, please call toll-free from within the US on 1 800 233 5601, or write to:

Vodafone Group Plc
C/O Bank of New York
Investment Services Department
P.O. Box 1958
Newark New Jersey 07101-1958
USA

For calls from outside the US, call +1 212 815 3700 and enter company number 2190. Please note that this number is not toll-free.

Telephone Share Dealing
A telephone share dealing service with the Company’s Registrars is available for holders of ordinary shares. The service is available from 8.00 am to 4.30 pm, Monday to Friday, excluding bank holidays, on telephone number +44 (0) 870 703 0084.

Detailed terms and conditions are available on request by calling the above number.

Internet Share Dealing
An internet share dealing service is available for holders of ordinary shares who want either to buy or sell ordinary shares.

Further information about this service can be obtained from the Company’s Registrars on +44 (0) 870 702 0198 or by logging onto www.computershare.com/dealing/uk.

Registrars and Transfer Office
The Company’s ordinary share register is maintained by:

Computershare Investor Services PLC
P.O. Box 82
The Pavilions
Bridgwater Road
Bristol
BS99 7NH
England

Telephone: +44 (0) 870 702 0198 Fax: + 44 (0) 870 703 6101 Email: web.queries@computershare.co.uk

150	Vodafone Group Plc Annual Report 2007

Back to Contents

Shareholders

Holders of ordinary shares resident in Ireland should contact:

Computershare Investor Services (Ireland) Limited
P.O. Box 9742
Dublin 18
Ireland

Telephone: 0818 300 999	Fax: 01 216 3151
Email: web.queries@computershare.ie

Any queries about the administration of holdings of ordinary shares, such as change of address, change of ownership or dividend payments, should be directed to the Company’s Registrars at the relevant address or telephone number immediately above. Holders of ordinary shares may also view and update details of their shareholding, after a brief registration process, via our Registrars’ Investor Centre service at www.computershare.com/investor.

The Depositary Bank for the Company’s ADR programme is:

The Bank of New York
Investor Relations Dept, P.O. Box 11258
Church St. Station
New York, NY 10286-1258
USA

Telephone: 1 800 233 5601 (Toll free)

ADS holders should address any queries or instructions regarding their holdings to The Bank of New York at the above address or telephone number. ADS holders can also, subject to passing an identity check, view their account balances and transaction history, sell shares and request certificates from their Global BuyDIRECT Plan at www.stockbny.com.

Online Shareholder Services
The Company provides a number of shareholder services online at www.vodafone.com/shareholder, where shareholders may:

•	register to receive electronic shareholder communications. Benefits to shareholders include faster receipt of communications such as annual reports, with cost and time savings for the Company. Electronic shareholder communications are also more environmentally friendly;

•	view a live webcast of the AGM of the Company on 24 July 2007. A recording will be available to view after that date;

•	view and/or download the Annual Report and the Annual Review & Summary Financial Statement 2007;

•	check the current share price;

•	calculate dividend payments; and

•	use interactive tools to calculate the value of shareholdings, look up the historic price on a particular date and chart Vodafone ordinary share price changes against indices.

Shareholders and other interested parties can also receive Company press releases, including London Stock Exchange announcements, by registering for Vodafone News via the Company’s website at www.vodafone.com/start/misc/register_for_news.html.

Registering for Vodafone News will enable users to:

•	access the latest news from their mobile; and

•	have news automatically e-mailed to them.

Annual General Meeting
The twenty-third AGM of the Company will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on 24 July 2007 at 11.00 a.m.

The Notice of Meeting, together with details of the business to be conducted at the Meeting, is being circulated to shareholders with this Annual Report or the Annual Review & Summary Financial Statement and can be viewed at the Company’s website – www.vodafone.com/start/investor_relations/agm.html.

The AGM will be transmitted via a live webcast and can be viewed at the Company’s website – www.vodafone.com/start/investor_relations/agm.html – on the day of the meeting and a recording will be available to view after that date.

To find out more about the AGM and how to view the webcast, visit www.vodafone.com/start/investor_relations/agm.html.

ShareGift
The Company supports ShareGift, the charity share donation scheme (registered charity number 1052686). Through ShareGift, shareholders who have only a very small number of shares which might be considered uneconomic to sell are able to donate them to charity. Donated shares are aggregated and sold by ShareGift, the proceeds being passed on to a wide range of UK charities. Donating shares to charity gives rise neither to a gain nor a loss for UK Capital Gains Tax purposes and UK taxpayers may also be able to claim income tax relief on the value of the donation.

ShareGift transfer forms specifically for the Company’s shareholders are available from the Company’s Registrars, Computershare Investor Services PLC, and, even if the share certificate has been lost or destroyed, the gift can be completed. The service is generally free. However, there may be an indemnity charge for a lost or destroyed share certificate where the value of the shares exceeds £100. Further details about ShareGift can be obtained from its website at www.ShareGift.org or at 5 Lower Grosvenor Place, London SW1W 0EJ (telephone: +44 (0) 20 7828 1151).

The Unclaimed Assets Register
The Company participates in the Unclaimed Assets Register, which provides a search facility for financial assets which may have been forgotten and which donates a proportion of its public search fees to a group of three UK charities (Age Concern, NSPCC and Scope). For further information, contact The Unclaimed Assets Register, Cardinal Place, 6th Floor, 80 Victoria Street, London SW1E 5JL (telephone: +44 (0) 870 241 1713), or visit its website at www.uar.co.uk.

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

The share price at 31 March 2007 was 135.5 pence (31 March 2006: 120.5 pence). The share price on 25 May 2007 was 151.4 pence.

The following tables set out, for the periods indicated, (i) the reported high and low middle market quotations of ordinary shares on the London Stock Exchange, (ii) the reported high and low sales prices of ordinary shares on the Frankfurt Stock Exchange, and (iii) the reported high and low sales prices of ADSs on the NYSE.

Vodafone Group Plc Annual Report 2007	151

Back to Contents

Shareholder Information
continued

The Company’s ordinary shares were traded on the Frankfurt Stock Exchange from 3 April 2000 until 23 March 2004 and, therefore, information has not been provided for periods outside these dates.

On 31 July 2006, the Group returned £9 billion to shareholders in the form of a B share arrangement. As part of this arrangement, and in order to facilitate historical share price comparisons, the Group’s share capital was consolidated on the basis of seven new ordinary shares for every eight ordinary shares held at this date. Share prices in the five and two year data tables below have not been restated to reflect this consolidation.

Five year data on an annual basis

	London Stock		Frankfurt Stock
	Exchange		Exchange
	Pounds per		Euros per
	ordinary share		ordinary share		NYSE Dollars per ADS

Financial Year	High	Low	High	Low	High	Low

2002/2003	1.31	0.81	2.15	1.26	20.30	12.76
2003/2004	1.50	1.12	2.22	1.59	27.88	18.10
2004/2005	1.49	1.14	–	–	28.54	20.83
2005/2006	1.55	1.09	–	–	28.04	19.32
2006/2007	1.54	1.08	–	–	29.85	20.07

Two year data on a quarterly basis

	London Stock
	Exchange
	Pounds per
	ordinary share		NYSE Dollars per ADS

Financial Year	High	Low	High	Low

2005/2006
First Quarter	1.47	1.34	26.87	24.32
Second Quarter	1.55	1.36	28.04	23.90
Third Quarter	1.52	1.23	26.65	21.29
Fourth Quarter	1.33	1.09	23.39	19.32

2006/2007
First Quarter	1.30	1.14	24.23	21.07
Second Quarter	1.24	1.08	22.93	20.07
Third Quarter	1.47	1.20	29.00	22.61
Fourth Quarter	1.54	1.34	29.85	25.94

2007/2008
First Quarter(1)	1.54	1.36	30.67	26.88

Note:
(1)	Covering period up to 25 May 2007.

Six month data on a monthly basis

	London Stock
	Exchange
	Pounds per
	ordinary share		NYSE Dollars per ADS

Financial Year	High	Low	High	Low

November 2006	1.42	1.32	26.50	25.04
December 2006	1.47	1.33	29.00	26.20
January 2007	1.53	1.41	29.85	28.03
February 2007	1.54	1.41	29.85	27.40
March 2007	1.45	1.34	28.63	25.94
April 2007	1.45	1.36	28.97	26.88
May 2007(1)	1.54	1.40	30.67	28.10

Note:
(1)	High and low share prices for May 2007 only reported until 25 May 2007.

The current authorised share capital comprises 68,250,000,000 ordinary shares of $0.11 3/7 each and 50,000 7% cumulative fixed rate shares of £1.00 each and 66,600,000,000 B shares of £0.15 each.

Markets
Ordinary shares of Vodafone Group Plc are traded on the London Stock Exchange and, in the form of ADSs, on the NYSE.

ADSs, each representing ten ordinary shares, are traded on the NYSE under the symbol ‘VOD’. The ADSs are evidenced by ADRs issued by The Bank of New York, as Depositary, under a Deposit Agreement, dated as of 12 October 1988, as amended and restated as of 26 December 1989, as further amended and restated as of 16 September 1991, as further amended and restated as of 30 June 1999, and as further amended and restated as of 31 July 2006 between the Company, the Depositary and the holders from time to time of ADRs issued thereunder.

ADS holders are not members of the Company but may instruct The Bank of New York on the exercise of voting rights relative to the number of ordinary shares represented by their ADSs. See “Memorandum and Articles of Association and Applicable English Law – Rights attaching to the Company’s shares – Voting rights” below.

Shareholders at 31 March 2007

Number of		% of total
ordinary shares	Number of	issued
held	accounts	shares

1 – 1,000	449,017	0.22
1,001 – 5,000	83,326	0.31
5,001– 50,000	25,963	0.57
50,001 – 100,000	1,194	0.14
100,001– 500,000	1,142	0.45
More than 500,000	1,824	98.31

	562,466	100.00

Geographical analysis of shareholders
At 31 March 2007, approximately 56.02% of the Company’s shares were held in the UK, 30.60% in North America, 12.38% in Europe (excluding the UK) and 1.00% in the Rest of the World.

Major shareholders
The Bank of New York, as custodian of the Company’s ADR programme, held approximately 12.2% of the Company’s ordinary shares of $0.11 3/7 each at 25 May 2007 as nominee. The total number of ADRs outstanding at 25 May 2007 was 647,375,153. At this date, 1,138 holders of record of ordinary shares had registered addresses in the United States and in total held approximately 0.006% of the ordinary shares of the Company. As at 25 May 2007, the following percentage interests in the ordinary share capital of the Company, disclosable under the Disclosure and Transparency Rules, (DTR 5), have been notified to the directors:

Shareholder	Shareholding

Legal & General Investment Management	4.02%

The rights attaching to the ordinary shares of the Company held by this shareholder are identical in all respects to the rights attaching to all the ordinary shares of the Company. The directors are not aware, as at 25 May 2007, of any other interest of 3% or more in the ordinary share capital of the Company. The Company is not directly or indirectly owned or controlled by any foreign government or any other legal entity. There are no arrangements known to the Company that could result in a change of control of the Company.

Memorandum and Articles of Association and Applicable English Law

The following description summarises certain provisions of the Company’s Memorandum and Articles of Association and applicable English law. This summary is qualified in its entirety by reference to the Companies Act 1985 of England and Wales (the “Companies Act”), as amended and the Companies Act 2006 of England and Wales, and the Company’s Memorandum and Articles of Association. Information on where shareholders can obtain copies of the Memorandum and Articles of Association is provided under “Documents on Display”.

All of the Company’s ordinary shares are fully paid. Accordingly, no further contribution of capital may be required by the Company from the holders of such shares.

English law specifies that any alteration to the Articles of Association must be approved by a special resolution of the shareholders.

152	Vodafone Group Plc Annual Report 2007

Back to Contents

Shareholders

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

In accordance with the Company’s Articles of Association, directors retiring at each AGM are those last elected or re-elected at or before the AGM held in the third calendar year before the current year. In 2005, the Company reviewed its policy regarding the retirement and re-election of directors and, although it is not intended to amend the Company’s Articles in this regard, the Board has decided, in the interests of good corporate governance, that all the directors should offer themselves for re-election annually. Accordingly, all the directors, except for Lord Broers who is retiring, will submit themselves for re-election at the 2007 AGM.

No person is disqualified from being a director or is required to vacate that office by reason of age.

Directors are not required, under the Company’s Articles of Association, to hold any shares of the Company as a qualification to act as a director, although executive directors participating in long term incentive plans must comply with the Company’s share ownership guidelines. In accordance with best practice in the UK for corporate governance, compensation awarded to executive directors is decided by a remuneration committee consisting exclusively of non-executive directors.

In addition, as required by The Directors’ Remuneration Report Regulations, the Board has, since 2003, prepared a report to shareholders on the directors’ remuneration which complies with the Regulations (see pages 78 to 87). The report is also subject to a shareholder vote.

Rights attaching to the Company’s shares
Dividend rights
Holders of the Company’s ordinary shares may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the directors. The Board of directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution. Dividends on ordinary shares will be announced in pounds sterling. Holders of ordinary shares with a registered address in a euro-zone country (defined, for this purpose, as a country that has adopted the euro as its national currency) will receive their dividends in euro, exchanged from pounds sterling at a rate fixed by the Board of directors in accordance with the Articles of Association. Dividends for ADS holders represented by ordinary shares held by the Depositary will be paid to the Depositary in US dollars, exchanged from pounds sterling at a rate fixed by the directors in accordance with the Articles of Association, and the Depositary will distribute them to the ADS holders.

If a dividend has not been claimed for one year after the date of the resolution passed at a general meeting declaring that dividend or the resolution of the directors providing for payment of that dividend, the directors may invest the dividend or use it in some other way for the benefit of the Company until the dividend is claimed. If the dividend remains unclaimed for 12 years after the relevant resolution either declaring that dividend or providing for payment of that dividend, it will be forfeited and belong to the Company.

Special distribution
At an Extraordinary General Meeting of the Company on 25 July 2006, shareholders approved a distribution of capital of approximately £9 billion by way of a B share scheme, equating to 15 pence per B share for every ordinary share in issue as at 28 July 2006. The Company has made payments against B shares redeemed in August 2006 and February 2007. Outstanding B shares in issue are entitled to accrue a continuing dividend rate of 75% of sterling LIBOR, payable semi-annually in arrears, on future redemption dates in the calendar years 2007 and/or 2008 on 5 February or 5 August respectively, until redemption. The B shares may be redeemed by the Company in full, unless elected to be redeemed earlier by holders of B shares, on 5 August 2008.

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

Vodafone Group Plc Annual Report 2007	153

Back to Contents

Shareholder Information
continued

representatives with respect to the underlying ordinary shares represented by their ADSs. Alternatively, holders of ADSs are entitled to vote by supplying their voting instructions to the Depositary or its nominee, who will vote the ordinary shares underlying their ADSs in accordance with their instructions.

Employees are able to vote any shares held under the Vodafone Group Share Incentive Plan and “My ShareBank” (a vested share account) through the respective plan’s trustees, Halifax EES Trustees Limited.

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

The holders of B shares will be entitled, before any payment to holders of the Company’s ordinary shares but after any payment to holders of the Company’s 7% cumulative fixed rate shares, to repayment of the amount paid up or treated to be paid up on the nominal value of each B share, together with any outstanding entitlement to the B share continuing dividend up to the future redemption date immediately before the liquidation. The holders of B shares do not have any other right to share in the Company’s surplus assets.

Pre-emptive rights and new issues of shares
Under Section 80 of the Companies Act 1985, directors are, with certain exceptions, unable to allot relevant securities without the authority of the shareholders in a general meeting. Relevant securities as defined in the Companies Act include the Company’s ordinary shares or securities convertible into the Company’s ordinary shares. In addition, Section 89 of the Companies Act 1985 imposes further restrictions on the issue of equity securities (as defined in the Companies Act, which include the Company’s ordinary shares and securities convertible into ordinary shares) which are, or are to be, paid up wholly in cash and not first offered to existing shareholders. The Company’s Articles of Association allow shareholders to authorise directors for a period up to five years to allot (a) relevant securities generally up to an amount fixed by the shareholders and (b) equity securities for cash other than in connection with a rights issue up to an amount specified by the shareholders and free of the restriction in Section 89. In accordance with institutional investor guidelines, the amount of relevant securities to be fixed by shareholders is normally restricted to one third of the existing issued ordinary share capital, and the amount of equity securities to be issued for cash other than in connection with a rights issue is restricted to 5% of the existing issued ordinary share capital.

Disclosure of interests in the Company’s shares
There are no provisions in the Articles of Association whereby persons acquiring, holding or disposing of a certain percentage of the Company’s shares are required to make disclosure of their ownership percentage, although such requirements exist under rules derived by the Disclosure and Transparency Rules (“DTRs”).

The basic disclosure requirement upon a person acquiring or disposing of shares carrying voting rights is an obligation to provide written notification to the Company, including certain details as set out in DTR 5, where the percentage of the person’s voting rights which he holds as shareholder or through his direct or indirect holding of financial instruments (falling within DTR 5.3.1R) reaches, exceeds or falls below 3% and each 1% threshold thereafter.

Under Section 793 of the Companies Act 2006, the Company may by notice in writing require a person that the Company knows or has reasonable cause to believe is or was during the preceding three years interested in the Company’s shares to indicate whether or not that is correct and, if that person does or did hold an interest in the Company’s shares, to provide certain information as set out in the Companies Act 2006.

DTR 3 deals with the disclosure by persons “discharging managerial responsibility” and their connected persons of the occurrence of all transactions conducted on their account in the shares in the Company.

Chapter 1 of Part 28 of The Companies Act 2006 sets out the statutory functions of the Panel on Takeovers & Mergers (the “Panel”). The Panel is responsible for issuing and administering the Code on Takeovers & Mergers and governs disclosure requirements on all parties to a takeover with regard to dealings in the securities of an offeror or offeree company and also on their respective associates during the course of an offer period.

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

Under Section 366 of the Companies Act 1985 and the Company’s Articles of Association, the annual general meeting of shareholders must be held each calendar year, with no more than fifteen months elapsing since the date of the preceding annual general meeting.

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

154	Vodafone Group Plc Annual Report 2007

Back to Contents

Shareholders

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

Material Contracts
At the date of this Annual Report, the Group is not party to any contracts that are considered material to the Group’s results or operations, except for its $11.3 billion credit facilities which are discussed under “Performance – Financial Position and Resources”.

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

This section relates generally to shares and ADSs in the Company. Certain specific UK and other tax consequences of a return of capital and share consolidation are discussed on pages B-1 to B-2. This section describes, primarily for a US holder (as defined below), in general terms, the principal US federal income tax and UK tax consequences of owning or disposing of shares or ADSs in the Company held as capital assets (for US and UK tax purposes). This section does not, however, cover the tax consequences for members of certain classes of holders subject to special rules including holders that, directly or indirectly, hold 10% or more of the Company’s voting stock.

A US holder is a beneficial owner of shares or ADSs that is for US federal income tax purposes:

•	a citizen or resident of the United States;

•	a US domestic corporation;

•	an estate the income of which is subject to US federal income tax regardless of its source; or

•	a trust if a US court can exercise primary supervision over the trust's administration and one or more US persons are authorised to control all substantial decisions of the trust.

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

US Federal Income Taxation
A US holder is subject to US federal income taxation on the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends paid to a non-corporate US holder in tax years beginning before 1 January 2011 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15%, provided that the ordinary shares or ADSs are held for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by the Company with respect to the shares or ADSs will generally be qualified dividend income.

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

Vodafone Group Plc Annual Report 2007	155

Back to Contents

Shareholder Information
continued

Taxation of capital gains
UK taxation
A US holder may be liable for both UK and US tax in respect of a gain on the disposal of the Company’s shares or ADSs if the US holder is:

•	a citizen of the United States resident or ordinarily resident for UK tax purposes in the United Kingdom;

•	a citizen of the United States who has been resident or ordinarily resident for UK tax purposes in the United Kingdom, ceased to be so resident or ordinarily resident for a period of less than five years of assessment and who disposed of the shares or ADSs during that period (a “Temporary Non- Resident”), unless the shares or ADSs were also acquired during that period, such liability arising on that individual’s return to the UK;

•	a US domestic corporation resident in the United Kingdom by reason of being centrally managed and controlled in the United Kingdom; or

•	a citizen of the United States or a US domestic corporation that carries on a trade, profession or vocation in the United Kingdom through a branch or agency or, in the case of US domestic companies, through a permanent establishment and that has used the shares or ADSs for the purposes of such trade, profession or vocation or has used, held or acquired the shares or ADSs for the purposes of such branch or agency or permanent establishment.

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

US federal income taxation
A US holder that sells or otherwise disposes of the Company’s shares or ADSs will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realised and the holder’s tax basis, determined in US dollars, in the shares or ADSs. Generally, a capital gain of a non-corporate US holder that is recognised before 1 January 2011 is taxed at a maximum rate of 15%, provided the holder has a holding period of more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of losses is subject to limitations.

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

SDRT is generally payable on an unconditional agreement to transfer shares in the Company in registered form at 0.5% of the amount or value of the consideration for the transfer but is repayable if, within six years of the date of the agreement, an instrument transferring the shares is executed or, if the SDRT has not been paid, the liability to pay the tax (but not necessarily interest and penalties) would be cancelled. However, an agreement to transfer the ADSs of the Company will not give rise to SDRT.

156	Vodafone Group Plc Annual Report 2007

Back to Contents

Shareholders

Form 20-F Cross Reference Guide

Certain of the information in this document that is referenced in the following table is included in the Company’s Annual Report on Form 20-F for 2007 filed with the SEC (the “2007 Form 20-F”). No other information in this document is included in the 2007 Form 20-F or incorporated by reference into any filings by the Company under the US Securities Act of 1933, as amended. Please see “Shareholders – Shareholder Information – Documents on Display” for information on how to access the 2007 Form 20-F as filed with the SEC. The 2007 Form 20-F has not been approved or disapproved by the SEC nor has the SEC passed judgement upon the adequacy or accuracy of the 2007 Form 20-F.

Item	Form 20-F caption	Location in this document	Page

1	Identity of Directors, Senior Management and Advisers	Not applicable	–

2	Offer Statistics and Expected Timetable	Not applicable	–

3	Key Information
	3A Selected Financial Data	Financial Highlights	2
		Performance – Performance Introduction	29
	3B Capitalisation and indebtedness	Not applicable	–
	3C Reasons for the offer and use of proceeds	Not applicable	–
	3D Risk Factors	Performance – Risk Factors, Seasonality and Outlook	58

4	Information on the Company
	4A History and Development of the Company	Business – Business Overview – How We Developed	22
		Contact Details	160
	4B Business Overview	Business – Business Overview	10
		Performance – Operating Results	34
		Shareholders – Shareholder Information – Material Contracts	155
	4C Organisational Structure	Note 12 “Principal subsidiary undertakings”	112
		Note 13 “Investments in joint ventures”	113
		Note 14 “Investments in associated undertakings”	114
		Note 15 “Other investments”	114
	4D Property, Plant and Equipment	Business – Business Overview – Our Technology and Resources	19
		Performance – Financial Position and Resources	52
		Governance – Corporate Responsibility and Environmental Issues	75

4A	Unresolved Staff Comments	Not applicable	–

5	Operating and Financial Review and Prospects
	5A Operating Results	Performance – Operating Results	34
		Note 24 “Borrowings”	121
		Performance – Performance Introduction	29
		Business – Business Overview – Regulation	24
	5B Liquidity and Capital Resources	Performance – Financial Position and Resources	52
		Note 24 “Borrowings”	121
	5C Research and Development, Patents and Licences, etc.	Business – Business Overview – Our Technology and Resources	19
	5D Trend Information	Strategy – Delivering on our Strategic Objectives	8
	5E Off-balance sheet arrangements	Performance – Financial Position and Resources	52
		Note 30 “Commitments”	133
		Note 31 “Contingent liabilities”	134
	5F Tabular disclosure of contractual obligations	Performance – Financial Position and Resources	52
	5G Safe harbor	Performance – Cautionary Statement Regarding Forward-Looking Statements	61

6	Directors, Senior Management and Employees
	6A Directors and Senior Management	Governance – Board of Directors and Group Management	64
	6B Compensation	Governance – Board’s Report to Shareholders on Directors’ Remuneration	78
	6C Board Practices	Governance – Corporate Governance	67
		Governance – Board’s Report to Shareholders on Directors’ Remuneration	78
		Governance – Board of Directors and Group Management	64
	6D Employees	Business – Business Overview – Our Technology and Resources	19
		Note 34 “Employees”	136
	6E Share Ownership	Governance – Board’s Report to Shareholders on Directors’ Remuneration	78
		Note 20 “Share-based payments”	117

7	Major Shareholders and Related Party Transactions
	7A Major Shareholders	Shareholders – Shareholder Information – Markets	152
	7B Related Party Transactions	Governance – Board’s Report to Shareholders on Directors’ Remuneration	78
		Note 36 “Related party transactions”	137
		Note 31 “Contingent liabilities”	134
	7C Interests of experts and counsel	Not applicable	–

8	Financial Information
	8A Consolidated Statements and Other Financial Information	Financials	90
		Financials – Report of Independent Registered Public Accounting Firm to the Members of Vodafone Group Plc	91
		Note 31 “Contingent Liabilities”	134
		Performance – Financial Position and Resources	52
	8B Significant Changes	Note 35 “Subsequent events”	136

Vodafone Group Plc Annual Report 2007	157

Back to Contents

Form 20-F Cross Reference Guide
continued

Item	Form 20-F caption	Location in this document	Page

9	The Offer and Listing
	9A Offer and listing details	Shareholders – Shareholder Information – Share Price History	151
	9B Plan of distribution	Not applicable	–
	9C Markets	Shareholders – Shareholder Information – Markets	152
	9D Selling shareholders	Not applicable	–
	9E Dilution	Not applicable	–
	9F Expenses of the issue	Not applicable	–

10	Additional Information
	10A Share capital	Not applicable	–
	10B Memorandum and articles of association	Shareholders – Shareholder Information – Memorandum and Articles of Association and Applicable English law	152
	10C Material contracts	Shareholders – Shareholder Information – Material Contracts	155
	10D Exchange controls	Shareholders – Shareholder Information – Exchange Controls	155
	10E Taxation	Shareholders – Shareholder Information – Taxation	155
	10F Dividends and paying agents	Not applicable	–
	10G Statement by experts	Not applicable	–
	10H Documents on Display	Shareholders – Shareholder Information – Documents on Display	155
	10I Subsidiary information	Not applicable	–

11	Quantitative and Qualitative Disclosures About
	Market Risk	Note 24 “Borrowings”	121

12	Description of Securities Other than Equity Securities	Not applicable	–

13	Defaults, Dividend Arrearages and Delinquencies	Not applicable	–

14	Material Modifications to the Rights of Security Holders
	and Use of Proceeds	Not applicable	–

15	Controls and Procedures	Governance – Corporate Governance	67

16	16A Audit committee financial expert	Governance – Corporate Governance – Board Committees	69
	16B Code of Ethics	Governance – Corporate Governance – Introduction	67
	16C Principal Accountant Fees and Services	Note 4 “Operating (loss)/profit”	102
		Governance – Corporate Governance – Auditors	72
	16D Exemptions from the Listing Standards for
	Audit Committees	Governance – Corporate Governance – Board Committees	69
	16E Purchase of Equity Securities by the Issuer and	Performance – Financial Position and Resources	52
	Affiliated Purchasers	Note 21 “Transactions with equity shareholders”	120

17	Financial Statements	Not applicable	–

18	Financial Statements	Financials	90

19	Exhibits	Filed with the SEC	–

158	Vodafone Group Plc Annual Report 2007

Back to Contents

Glossary

Definition of Terms

The definition of terms used throughout the performance section is detailed below. These terms are not uniformly defined by all companies in the Group’s industry. Accordingly, such measures may not be comparable with similarly titled measures and disclosures by other companies.

3G broadband	3G services enabled with High Speed Downlink Packet Access (“HSDPA”) technology which enables data transmission at speeds of up to two megabits per second.

3G device	A handset or device capable of accessing 3G data services.

Acquired intangibles amortisation	Amortisation relating to intangible assets identified and recognised separately in respect of a business combination in excess of the intangible assets recognised by the acquiree prior to acquisition.

Acquisition costs	The total of connection fees, trade commissions and equipment costs relating to new customer connections.

Active customer	A customer who pays a monthly fee or has made or received a chargeable event in the last three months.

ARPU	Total revenue excluding handset revenue and connection fees divided by the weighted average number of customers during the period.

Capitalised fixed asset additions	This measure includes the aggregate of capitalised property, plant and equipment additions and capitalised software costs.

Change at constant exchange rates	Changes relating to one country are calculated based on local currency amounts in both periods. For changes relating to multiple countries, calculations exclude the exchange rate movements by restating the prior period’s results as if they had been generated at the current period’s exchange rates.

Churn	Total gross customer disconnections in the period divided by the average total customers in the period.

Controlled and jointly controlled	Controlled and jointly controlled measures include 100% for the Group’s mobile operating subsidiaries and the Group’s proportionate share for joint ventures.

Customer	A customer is defined as a Subscriber Identity Module (“SIM”), or in territories where SIMs do not exist, a unique mobile telephone number, which has access to the network for any purpose (including data only usage) except telemetric applications. Telemetric applications include, but are not limited to, asset and equipment tracking, mobile payment and billing functionality (for example, vending machines and meter readings) and include voice enabled customers whose usage is limited to a central service operation (for example, emergency response applications in vehicles).

Data revenue	Data revenue includes all non-voice service revenue excluding messaging, fixed line and DSL.

Depreciation and other amortisation	This measure includes the profit or loss on disposal of property, plant and equipment and computer software.

DSL	A Digital Subscriber Line which is a fixed line enabling data to be transmitted at high speeds.

HSDPA	High Speed Downlink Packet Access is a wireless technology enabling data transmission speeds of up to 3.6 megabits per second.

Interconnect costs	A charge paid by Vodafone to other fixed line or mobile operators when a Vodafone customer calls a customer connected to a different network.

Messaging revenue	Messaging revenue includes all SMS and MMS revenue including wholesale messaging revenue, revenue from the use of messaging services by Vodafone customers roaming away from their home network and customers visiting the local network.

Net debt	Long term borrowings, short term borrowings and mark to market adjustments on financing instruments less cash and cash equivalents.

Organic growth	The percentage movements in organic growth are presented to reflect operating performance on a comparable basis. Where an entity, being a subsidiary, joint venture or associated undertaking, was newly acquired or disposed of in the current or prior period, the Group adjusts, under organic growth calculations, the results for the current and prior period to remove the amount the Group earned in both periods as a result of the acquisition or disposal of subsidiary or associated undertakings. Where the Group increases, or decreases, its ownership interest in a joint venture or associated undertaking in the current or prior period, the Group’s results for the prior period are restated at the current period’s ownership level. Further adjustments in organic calculations exclude the effect of exchange rate movements by restating the prior period’s results as if they had been generated at the current period’s exchange rates and excludes the amortisation of acquired intangible assets.

Partner Markets	Markets in which the Group has entered into a Partner Agreement with a local mobile operator enabling a range of Vodafone’s global products and services to be marketed in that operator’s territory and extending Vodafone’s brand reach into such new markets.

Penetration	Number of customers in a country as a percentage of the country’s population. Penetration can be in excess of 100% due to customers’ owning more than one Subscriber Identity Module (“SIM”).

Proportionate customers	The proportionate customer number represents the number of mobile customers in ventures which the Group either controls or invests, based on the Group’s ownership in such ventures.

Purchased licence amortisation	Amortisation relating to capitalised licence and spectrum fees purchased directly by the Group or existing on recognition through business combination accounting, and such fees recognised by an acquiree prior to acquisition.

Retention costs	The total of trade commissions, loyalty scheme and equipment costs relating to customer retention and upgrade.

Service revenue	Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.

Termination rate	A per minute charge paid by a telecommunications network operator when a customer makes a call to another mobile or fixed line network operator.

Vodafone live! active device	A handset or device equipped with the Vodafone live! portal which has made or received a chargeable event in the last month.

Vodafone Group Plc Annual Report 2007	159

Back to Contents

Notes

160	Vodafone Group Plc Annual Report 2007

Contact Details

Investor Relations:
Telephone:	+44 (0) 1635 664447

Media Relations:
Telephone:	+44 (0) 1635 664444

Corporate Responsibility:
Fax:	+44 (0) 1635 674478
E-mail:	responsibility@vodafone.com
Website:	www.vodafone.com/responsibility

:

We want to keep the environmental impact of the documents in our Annual Report package to a minimum. We have therefore given careful consideration to the production process.

This document in printed on Revive 75 Silk, manufactured in the EU at mills with ISO 14001 accreditation and comprising 75% de-inked post consumer waste and 25% virgin fibre. The FSC logo identifies products which contain wood from well-managed forests certified in accordance with the rules of the Forest Stewardship Council. Printed by St Ives in accordance with the ISO 14001 environmental management system using vegetable-based inks. The printer holds FSC Chain of Custody (certificate number SGS-COC-1732). By undertaking all printing, binding and mailing within a 23 mile radius, further environmental savings in terms of transport and energy are achieved. All the steps we have taken demonstrate our commitment to making sustainable choices. Designed and produced by Addison Corporate Marketing.

Vodafone Group Plc Registered office: Vodafone House The Connection Newbury Berkshire RG14 2FN England Registered in England No.1833679

Tel: +44 (0) 1635 33251 Fax: +44 (0) 1635 45713 www.vodafone.com

Back to Contents

Cellco Partnership
(d/b/a Verizon Wireless)
Consolidated Financial Statements
For the years ended
December 31, 2006, 2005 and 2004

Table of Contents

Cellco Partnership (d/b/a Verizon Wireless)

Consolidated Statements of Operations and Comprehensive Income
For the years ended December 31, 2006, 2005 and 2004	3

Consolidated Balance Sheets
December 31, 2006 and 2005	4

Consolidated Statements of Cash Flows
For the years ended December 31, 2006, 2005 and 2004	5

Consolidated Statements of Changes in Partners’ Capital
For the years ended December 31, 2006, 2005 and 2004	6

Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004	7-24

Back to Contents

CELLCO PARTNERSHIP
(d/b/a Verizon Wireless)
Consolidated Statements of Operations and
Comprehensive Income
(in Millions)

FOR THE YEARS ENDED DECEMBER 31,	2006	2005	2004

OPERATING REVENUE
Service revenue	$32,796	$28,131	$24,400
Equipment and other	5,247	4,170	3,262

Total operating revenue	38,043	32,301	27,662

OPERATING COSTS AND EXPENSES
Cost of service (excluding depreciation and
amortization related to network assets included below)	4,698	4,154	3,489
Cost of equipment	6,793	5,239	4,258
Selling, general and administrative	12,039	10,768	9,591
Depreciation and amortization	4,913	4,760	4,486

Total operating costs and expenses	28,443	24,921	21,824

Operating income	9,600	7,380	5,838
OTHER INCOME (EXPENSES)
Interest expense, net	(451)	(597)	(648)
Minority interests	(251)	(226)	(209)
Other, net	22	29	42

Income before provision for income taxes	8,920	6,586	5,023
Provision for income taxes	(599)	(434)	(325)

INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	8,321	6,152	4,698

Cumulative effect of accounting change	(124)	-	-

NET INCOME	8,197	6,152	4,698

OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized gain on derivative financial instruments	-	-	3
Minimum pension liability adjustments	(11)	(10)	(3)

COMPREHENSIVE INCOME	$8,186	$6,142	$4,698

See Notes to Consolidated Financial Statements.

Back to Contents

CELLCO PARTNERSHIP
(d/b/a Verizon Wireless)
Consolidated Balance Sheets
(in Millions)

AS OF DECEMBER 31,	2006	2005

ASSETS
Current assets
Cash	$383	$328
Receivables, net of allowances of $201 and $193	3,235	2,762
Due from affiliates, net	73	91
Unbilled revenue	301	332
Inventories, net	889	901
Prepaid expenses and other current assets	297	354

Total current assets	5,178	4,768

Property, plant and equipment, net	24,659	22,790
Wireless licenses, net	51,115	47,781
Other intangibles, net	44	176
Deferred charges and other assets, net	502	819

Total assets	$81,498	$76,334

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Short-term obligations, including current maturities	$-	$2,497
Accounts payable and accrued liabilities	4,836	4,252
Advance billings	1,055	889
Other current liabilities	103	144

Total current liabilities	5,994	7,782

Due to affiliates	12,933	13,834
Deferred tax liabilities, net	5,739	5,706
Other non-current liabilities	1,559	769

Total liabilities	26,225	28,091

Minority interests in consolidated entities	1,659	1,650
Partner’s capital subject to redemption	10,000	20,000

Commitments and contingencies (see Notes 13 and 15)

Partners’ capital
Capital	43,677	26,645
Accumulated other comprehensive loss	(63)	(52)

Total partners’ capital	43,614	26,593

Total liabilities and partners’ capital	$81,498	$76,334

See Notes to Consolidated Financial Statements.

Back to Contents

CELLCO PARTNERSHIP
(d/b/a Verizon Wireless)
Consolidated Statements of Cash Flows
(in Millions)

FOR THE YEARS ENDED DECEMBER 31,	2006	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$8,197	$6,152	$4,698
Add: Cumulative effect of accounting change	124	-	-

Income before cumulative effect of accounting change	8,321	6,152	4,698
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation and amortization	4,913	4,760	4,486
Provision for uncollectible receivables	273	250	227
Provision for deferred income taxes	122	74	41
Equity in income of unconsolidated entities	(19)	(27)	(45)
Minority interests	251	226	209
Net loss (gain) on disposal of assets	15	11	(2)
Changes in certain assets and liabilities (net of the effects of purchased businesses):
Receivables and unbilled revenue, net	(726)	(604)	(433)
Inventories, net	10	(235)	(234)
Prepaid expenses and other current assets	9	54	30
Deferred charges and other assets	(14)	54	(45)
Accounts payable and accrued liabilities	658	527	490
Other current liabilities	133	43	177
Other operating activities, net	598	212	(65)

Net cash provided by operating activities	14,544	11,497	9,534

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(6,618)	(6,484)	(5,633)
Proceeds from sale of property, plant and equipment	-	-	22
Acquisitions of businesses and licenses, net of cash acquired	(2,866)	(4,282)	(996)
Wireless licenses deposit	-	(307)	(56)
Other investing activities, net	(103)	(166)	14

Net cash used in investing activities	(9,587)	(11,239)	(6,649)

CASH FLOWS FROM FINANCING ACTIVITIES
Net (payments to) proceeds from affiliates	(901)	3,537	627
Net change in short-term obligations	(2,505)	(1,533)	(78)
Contribution from partner, net	-	512	-
Distributions to partners	(1,260)	(2,469)	(3,253)
Distributions to minority investors, net	(236)	(148)	(147)

Net cash used in financing activities	(4,902)	(101)	(2,851)

Increase in cash	55	157	34
Cash, beginning of year	328	171	137

Cash, end of year	$383	$328	$171

See Notes to Consolidated Financial Statements.

Back to Contents

CELLCO PARTNERSHIP
(d/b/a Verizon Wireless)
Consolidated Statements of Changes in Partners’ Capital
(in Millions)

		Accumulated
		Other	Total
		Comprehensive	Partners’
	Capital	Loss	Capital

Balance at January 1, 2004	$21,005	$(42)	$20,963

Net income	4,698	-	4,698
Distribution to partners, net	(3,253)	-	(3,253)
Unrealized loss on derivative financial instruments	-	3	3
Minimum pension liability adjustment	-	(3)	(3)

Balance at December 31, 2004	22,450	(42)	22,408

Net income	6,152	-	6,152
Contribution from partner, net	512	-	512
Distribution to partners, net	(2,469)	-	(2,469)
Minimum pension liability adjustment	-	(10)	(10)

Balance at December 31, 2005	26,645	(52)	26,593

Net income	8,197	-	8,197
Distributions to partners	(1,260)	-	(1,260)
Reclassification of portion of Vodafone’s partners’ capital	10,000	-	10,000
Other	95	-	95
Minimum pension liability adjustment	-	(11)	(11)

Balance at December 31, 2006	$43,677	$(63)	$43,614

See Notes to Consolidated Financial Statements.

Back to Contents

CELLCO PARTNERSHIP
(d/b/a Verizon Wireless)
Notes to Consolidated Financial Statements
Years Ended December 31, 2006, 2005 and 2004

1.     Formation of Business and Summary of Significant Accounting Policies

Formation of Business

Cellco Partnership (the “Partnership”) is a general partnership formed by Bell Atlantic Corporation (“Bell Atlantic”) and NYNEX Corporation (“NYNEX”) and began conducting business operations on July 1, 1995 as Bell Atlantic NYNEX Mobile (“BANM”). On August 14, 1997, Bell Atlantic and NYNEX merged into one company, Bell Atlantic. On June 30, 2000, Bell Atlantic and GTE Corporation (“GTE Corp”) completed a merger of equals under a definitive merger agreement entered into on July 27, 1998 (the “Merger”) and the newly merged entity changed its name to Verizon Communications Inc. (“Verizon”).

In April and June 2000, through the U.S. Wireless Alliance Agreement (the “Alliance Agreement”) dated September 21, 1999, Bell Atlantic, Vodafone Group Plc (“Vodafone”), and GTE Corp agreed to combine their respective U.S. wireless assets into the Partnership and began doing business under the Verizon Wireless brand name. Vodafone contributed its U.S. wireless operations (the “AirTouch Properties”), its 50% ownership interest in PrimeCo Personal Communications L.P. (“PrimeCo”) and approximately $4 billion of debt to the Partnership. Verizon contributed certain GTE Corp wireless net assets and operations (“GTEW”), as well as its 50% ownership interest in PrimeCo to the Partnership. Verizon’s and Vodafone’s partnership interests are 55% and 45%, respectively.

The Partnership is the largest domestic wireless carrier in terms of total revenue and the most profitable, as measured by operating income. The Partnership offers wireless voice and data services across one of the most extensive wireless networks in the U.S.

Consolidated Financial Statements and Basis of Presentation

The consolidated financial statements of the Partnership include the accounts of its majority-owned subsidiaries, the partnerships in which the Partnership exercises control, and the variable interest entity in which the Partnership is deemed to be the primary beneficiary as defined by Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” Investments in businesses and partnerships in which the Partnership does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method of accounting. All significant intercompany balances and transactions between these entities have been eliminated.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to, the accounting for: allowances for uncollectible accounts receivable, unbilled revenue, fair values of financial instruments, depreciation and amortization, useful lives and impairment of assets, accrued expenses, inventory reserves, equity in income of unconsolidated entities, employee benefits, income taxes, contingencies and allocation of purchase prices in connection with business combinations. Estimates and assumptions are periodically reviewed and the effects of any material revisions are reflected in the consolidated financial statements in the period that they are determined to be necessary.

Revenue Recognition

The Partnership earns revenue by providing access to the network (access revenue) and for usage of the network (usage revenue), which includes roaming revenue. In general, access revenue is billed one month in advance and is recognized when earned; the unearned portion is classified in advance billings. Access revenue, usage revenue and roaming revenue are recognized when service is rendered and included in unbilled revenue until billed. Equipment sales revenue associated with the sale of wireless handsets and accessories is recognized when the products are delivered to and accepted by the customer, as this is considered to be a separate earnings process from the sale of wireless services. Effective July 1, 2003, the Partnership adopted the provisions under Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” Prior to the adoption, customer activation fees, along with the related costs up to but not exceeding the activation fees, were deferred and amortized over the customer relationship period. Subsequent to the adoption of EITF 00-21, customer activation fees are recognized as part of equipment revenue. The existing deferred balances, prior to the effective date, will continue to be amortized in the statement of operations.

Back to Contents

The Partnership’s revenue recognition policies are in accordance with the Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin (“SAB”) No. 101, ‘‘Revenue Recognition in Financial Statements,” SAB No. 104, “Revenue Recognition,” and EITF Issue No. 00-21.

Allowance for Doubtful Accounts

The Partnership maintains allowances for uncollectible accounts receivable for estimated losses resulting from the inability of customers to make required payments. Estimates are based on the aging of the accounts receivable balances and the historical write-off experience, net of recoveries.

Inventory

Inventory consists primarily of wireless equipment held for sale. Equipment held for sale is carried at the lower of cost (determined using a first-in, first-out method) or market. The Partnership maintains estimated inventory valuation reserves for obsolete and slow moving device inventory based on analysis of inventory agings and changes in technology.

Capitalized Software

Capitalized software consists primarily of direct costs incurred for professional services provided by third parties and compensation costs of employees which relate to software developed for internal use either during the application stage or for upgrades and enhancements that increase functionality. Costs are capitalized and amortized on a straight-line basis over their estimated useful lives of three to five years. Costs incurred in the preliminary project stage of development and maintenance are expensed as incurred.

Capitalized software of $541 million and $589 million and related accumulated amortization of $254 million and $310 million as of December 31, 2006 and 2005, respectively, have been included in deferred charges and other assets, net in the consolidated balance sheets.

Property, Plant and Equipment

Property, plant and equipment primarily represents costs incurred to construct and expand capacity and network coverage on Mobile Telephone Switching Offices and cell sites. The cost of property, plant and equipment is depreciated over its estimated useful life using the straight-line method of accounting. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the related lease. Major improvements to existing plant and equipment are capitalized. Routine maintenance and repairs that do not extend the life of the plant and equipment are charged to expense as incurred.

Upon the sale or retirement of property, plant and equipment, the cost and related accumulated depreciation or amortization is eliminated from the accounts and any related gain or loss is reflected in the statement of operations and comprehensive income in selling, general and administrative expense.

Interest expense and network engineering costs incurred during the construction phase of the Partnership’s network and real estate properties under development are capitalized as part of property, plant and equipment and recorded as construction in progress until the projects are completed and placed into service.

Valuation of Assets

Long-lived assets, including property, plant and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. The impairment loss, if determined to be necessary, would be measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. For valuation of intangible assets with indefinite lives see Note 2, “Wireless Licenses and Other Intangibles, Net.”

Back to Contents

Financial Instruments

The Partnership used various financial instruments, including foreign exchange-forward contracts, to manage risk to the Partnership by generating cash flows that offset the cash flows of certain transactions in foreign currencies. Derivatives were measured at fair value and were recognized as either assets or liabilities in the consolidated balance sheets. Changes in the fair values of derivative instruments not used as hedges were recognized in earnings immediately. Changes in the fair values of derivative instruments used effectively as hedges of changes in cash flows were recognized in other comprehensive income and were recognized in the consolidated statements of operations and comprehensive income as interest expense, net when the hedged item affected earnings. The ineffective portion of a derivative’s change in fair value was immediately recognized in earnings. The Partnership’s derivative financial instruments were for foreign exchange-forward contracts to hedge foreign currency transactions; specifically Japanese Yen denominated capital lease obligations. These contracts were designated as cash flow hedges. The Partnership fulfilled its obligations related to these financial instruments in April 2005.

Long-Term Compensation

Effective January 1, 2003, the Partnership adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” prospectively as permitted under SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” and accounts for Value Appreciation Rights (“VARs”) and Restricted Partnership Units (“RPUs”) issued to employees accordingly. There was no material effect on the Partnership’s results of operations or financial position upon the adoption of the fair value recognition provisions of SFAS No. 123 as the Partnership was accounting for these awards using a fair value approach under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. On January 1, 2006 the Partnership adopted SFAS No. 123(R) “Share Based Payment” which eliminates the alternative to use the intrinsic value method of accounting that was provided in SFAS No. 123. The Partnership recorded a cumulative effect of adoption as of January 1, 2006 to recognize the effect of initially measuring the VARs granted under the 2000 Verizon Wireless Long-Term Incentive Plan at fair value utilizing a Black-Scholes model. The Partnership records a charge or benefit in the consolidated statements of operations and comprehensive income in selling, general and administrative expense each reporting period based on the change in the estimated fair value of the awards during the period (see Note 11).

Advertising Costs

The Partnership expenses advertising costs as incurred. Total advertising expense amounted to $1,388 million, $1,210 million, and $1,059 million for the years ended December 31, 2006, 2005, and 2004, respectively.

Income Taxes

The Partnership is not a taxable entity for federal income tax purposes. Any federal taxable income or loss is included in the respective partners’ consolidated federal return. Certain states, however, impose taxes at the partnership level and such taxes are the responsibility of the Partnership and are included in the Partnership’s tax provision. The consolidated financial statements also include provisions for federal and state income taxes, prepared on a stand-alone basis, for all corporate entities within the Partnership. Deferred income taxes are recorded using enacted tax law and rates for the years in which the taxes are expected to be paid or refunds received. Deferred income taxes are provided for items when there is a temporary difference in recording such items for financial reporting and income tax reporting.

Concentrations

To the extent the Partnership’s customer receivables become delinquent, collection activities commence. No single customer is large enough to present a significant financial risk to the Partnership. The Partnership maintains an allowance for doubtful accounts based on the expected collectibility of accounts receivable.

The Partnership relies on local and long-distance telephone companies, some of whom are related parties (see Note 14), and other companies to provide certain communication services. Although management believes alternative telecommunications facilities could be found in a timely manner, any disruption of these services could potentially have an adverse impact on operating results.

Although the Partnership attempts to maintain multiple vendors for each required product, its network assets, which are important components of its operations, are currently acquired from only a few sources. If the suppliers are unable to meet the Partnership’s needs as it builds out its network infrastructure and sells service and equipment, delays and increased costs in the expansion of the Partnership’s network infrastructure or losses of potential customers could result, which would adversely affect its operating results.

Back to Contents

Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting partners’ capital that, under generally accepted accounting principles, are excluded from net income. Other comprehensive income is comprised of net unrealized gains (losses) on derivative financial instruments and adjustments to the minimum pension liability.

Segments

The Partnership has one reportable business segment and operates domestically only. The Partnership’s products and services are materially comprised of wireless telecommunications services.

Recently Issued Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment.” This standard replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” This statement requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with a) employees, except for certain equity instruments held by employee share ownership plans, and b) non-employees when acquiring goods or services. SFAS No. 123(R) also eliminates the alternative to use the intrinsic value method of accounting that was provided in SFAS No. 123. SFAS No. 123(R) is supplemented by SAB No. 107, “Share Based Payments.” This SAB, issued by the SEC in March 2005, expresses the views of the SEC staff regarding the relationship between SFAS No. 123(R) and certain SEC rules and regulations. In particular, this SAB provides guidance related to valuation methods, the classification of compensation expense, non-GAAP financial measures, the accounting for income tax effects of share-based payment arrangements, disclosures in Management’s Discussion and Analysis subsequent to adoption of SFAS No. 123(R) and interpretations of other share-based payment arrangements. On January 1, 2006 the Partnership adopted SFAS No. 123(R) and SAB No. 107.

The Partnership recorded a cumulative effect of adoption as of January 1, 2006 to recognize the effect of initially measuring the outstanding liability awards (VARs) granted under the 2000 Verizon Wireless Long-Term Incentive Plan (the “Plan”) at fair value utilizing a Black-Scholes model. The outstanding liability awards are settled in cash, with the amount of cash based upon the difference between the VAR price on the date of grant and the VAR price on the date of exercise, less applicable taxes. For purposes of the VAR price, the Partnership employs the income approach, a standard valuation technique, to arrive at the fair value of the Partnership, as defined in the Plan, on a quarterly basis using publicly available information (see Note 11).

In July 2006, the FASB issued Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes.” FIN 48 requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions, including a roll-forward of tax benefits taken that do not qualify for financial statement recognition. The cumulative effect of initially adopting FIN 48, to the extent applicable, will be recorded as an adjustment to the opening balance in Partners’ Capital for the year of adoption and will be presented as a separately stated item. The Partnership is required to adopt FIN 48 effective January 1, 2007. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized upon adoption of FIN 48. The Partnership does not expect the impact to the financial statements to be material.

In September 2006, the SEC issued SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 requires the quantification of financial statement errors based on the effects on the current year income statement and the cumulative effects on the balance sheet. SAB No. 108 was effective December 31, 2006. The adoption of SAB No. 108 did not affect the Partnership’s financial statements.

Back to Contents

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement (SFAS No. 157). SFAS No. 157 defines fair value, expands disclosures about fair value measurements, establishes a framework for measuring fair value in generally accepted accounting principles, and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. The Partnership is required to adopt SFAS No. 157 effective January 1, 2008 on a prospective basis. The Partnership is currently evaluating the impact this new standard will have on its financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158 requires an entity that sponsors one or more single-employer defined benefit plans to recognize the over or underfunded status of the benefit plan as an asset or liability and measure the plan assets and benefit obligations as of the annual balance sheet date. The Partnership adopted SFAS No. 158 on December 31, 2006. The impact to the financial statements upon the adoption of this statement was not material.

2. Wireless Licenses and Other Intangibles, Net

The Partnership adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” as of January 1, 2002. In conjunction with this adoption, the Partnership has reassessed the useful lives of previously recognized intangible assets. The Partnership’s principal intangible assets are licenses, including licenses associated with equity method investments, which provide the Partnership with the exclusive right to utilize certain radio frequency spectrum to provide wireless communication services. While licenses are issued for only a fixed time, generally 10 to 15 years, such licenses are subject to renewal by the Federal Communications Commission (“FCC”). Renewals of licenses have occurred routinely and at nominal cost. Moreover, the Partnership has determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the Partnership’s wireless licenses. As a result, the wireless licenses have been treated as an indefinite life intangible asset under the provisions of SFAS No. 142 and have not been amortized but rather were tested for impairment. The Partnership reevaluates the useful life determination for wireless licenses at least annually to determine whether events and circumstances continue to support an indefinite useful life.

When testing the carrying value of the wireless licenses for impairment, the Partnership determined the fair value of the aggregated wireless licenses by subtracting from enterprise discounted cash flows (net of debt) the fair value of all of the other net tangible and intangible assets of the Partnership including previously unrecognized intangible assets. This approach is generally referred to as the residual method. In addition, the fair value of the aggregated wireless licenses was then subjected to a reasonableness analysis using public information of comparable wireless carriers. If the fair value of the aggregated wireless licenses as determined above had been less than the aggregated carrying amount of the licenses, an impairment would have been recognized. During 2004, tests for impairment were performed with no impairment recognized.

On September 29, 2004, the SEC issued Staff Announcement No. D-108, “Use of the Residual Method to Value Acquired Assets other than Goodwill.” This Staff Announcement requires SEC registrants to adopt a direct value method of assigning value to intangible assets acquired in a business combination under SFAS No. 141, “Business Combinations,” effective for all business combinations completed after September 29, 2004. Further, all intangible assets valued under the residual method prior to this adoption are required to be tested for impairment using a direct value method no later than the beginning of 2005. Any impairment of intangible assets recognized upon application of a direct value method by entities previously applying the residual method should be reported as a cumulative effect of a change in accounting principle. Under this Staff Announcement, the reclassification of recorded balances from wireless licenses to goodwill prior to the adoption of this Staff Announcement is prohibited.

The Partnership evaluated its wireless licenses for potential impairment using a direct value methodology as of December 15, 2006 and December 15, 2005 in accordance with SEC Staff Announcement No. D-108, “Use of the Residual Method to Value Acquired Assets other than Goodwill.” The valuation and analyses prepared in connection with the adoption of a direct value method and subsequent revaluation resulted in no adjustment to the carrying value of the Partnership’s wireless licenses and, accordingly, had no effect on its results of operations and financial position. Future tests for impairment will be performed at least annually and more often if events or circumstances warrant.

Other intangibles, net, which primarily represent acquired customer lists, have a finite useful life of four to eight years and are amortized on an accelerated basis.

Back to Contents

The changes in the carrying amount of wireless licenses are as follows:

(Dollars in Millions)	Wireless Licenses, Net (a), (b)	Wireless Licenses Associated with Equity Method Investments (c)

			Total

Balance, net, as of January 1, 2005	$42,067	$30	$42,097
Wireless licenses acquired	5,535	-	5,535
Other	179	(6)	173

Balance, net, as of December 31, 2005	47,781	24	47,805
Wireless licenses acquired	3,203	-	3,203
Other	131	(2)	129

Balance, net, as of December 31, 2006	$51,115	$22	$51,137

(a)	Interest costs of $240 and $181 were capitalized in wireless licenses during the years ended December 31, 2006 and 2005, respectively.
(b)	Wireless licenses of approximately $6.8 billion and $4.3 billion were not in service at December 31, 2006 and 2005, respectively.
(c)	Included in deferred charges and other assets, net.

Other intangibles, net consist of the following:

	December 31,
(Dollars in Millions)	2006	2005

Customer lists (4-7 yrs.) (a)	$108	$3,436
Other (8 yrs.)	21	21

	129	3,457
Less: accumulated amortization (b)	85	3,281

Other intangibles, net	$44	$176

(a) The Partnership retired approximately $3.3 billion of fully amortized customer lists in the second quarter of 2006.
(b) Based solely on amortizable intangible assets existing at December 31, 2006, the estimated amortization expense for the five succeeding fiscal years and thereafter is as follows:

For the year ended 12/31/2007	$17
For the year ended 12/31/2008	$11
For the year ended 12/31/2009	$6
For the year ended 12/31/2010	$5
For the year ended 12/31/2011	$4
Thereafter	$1

3. Business Combinations and Other Transactions

On November 29, 2006, the Partnership was granted 13 FCC licenses won in the FCC’s Advanced Wireless Services spectrum auction (“Auction 66”) that concluded on September 18, 2006. The Partnership was the high bidder on these licenses with bids totaling $2.8 billion. The 13 licenses cover the eastern half of the United States and a population of approximately 200 million. The Partnership has made all required payments to the FCC for these licenses.

Vista PCS LLC (“Vista”), a joint venture between the Partnership and Valley Communications, LLC (“Valley”), was high bidder on 37 of 242 Personal Communications Service (“PCS”) licenses auctioned by the FCC in February 2005. These licenses were available only to entities qualifying as an “entrepreneur” under FCC rules. Vista qualified as an "entrepreneur" under FCC rules. Vista is also a Variable Interest Entity as defined by FIN 46(R). Vista's results are consolidated by the Partnership because the Partnership deems itself to be the primary beneficiary of Vista, in accordance with FIN 46(R). Valley has voting control of Vista in that it has two of the three votes on Vista's Management Committee while the Partnership has the remaining vote. Vista’s winning bids in the FCC auction totaled $332 million. The 37 licenses cover a population of approximately 34.4 million, including approximately 2.2 million in markets where the Partnership did not hold licenses. The licenses cover major markets such as Charlotte, Cincinnati, Houston, Norfolk, Pittsburgh and Seattle. The FCC granted Vista these licenses in March 2006.

On August 3, 2005, the Partnership completed the purchase of 23 PCS licenses and related network assets from Cricket Communications, Inc., a subsidiary of Leap Wireless International, Inc., and certain of its affiliates, for approximately $103 million in cash, which included purchase price adjustments and deferred consideration of approximately $3 million. The licenses cover the Michigan BTAs of Battle Creek, Flint, Kalamazoo and Jackson, and 16 other markets in Michigan, Wisconsin, Alabama, Arkansas, Mississippi and New York. These licenses provide for additional expansion into markets in Michigan, Arkansas, Alabama, Mississippi and Wisconsin, and necessary capacity for existing markets in Michigan, Arkansas, Alabama, Mississippi and upstate New York.

Back to Contents

On May 13, 2005, the Partnership was granted 26 FCC licenses won in the FCC auction that concluded on February 15, 2005 of 242 PCS licenses (“Auction 58”). The Partnership was the high bidder on these licenses with bids totaling $365 million. The 26 licenses cover a population of approximately 20 million, including approximately 2.2 million in markets where the Partnership did not previously hold licenses. The licenses cover major markets, such as Charlotte, Cleveland, St. Louis and San Diego. The Partnership has made all required payments to the FCC for these licenses.

On May 11, 2005, the Partnership acquired a PCS license in the San Francisco basic trading area (“BTA”) from Metro PCS, Inc. for $230 million. The license covers a population of approximately 7.3 million and provides spectrum capacity in the San Francisco, Oakland and San Jose markets.

On April 13, 2005, the Partnership completed the purchase of all of the stock of NextWave Telecom Inc., whereby it acquired 23 PCS licenses and certain tax net operating losses for approximately $3 billion in cash. The licenses cover a population of approximately 73 million and provide spectrum capacity in key markets such as New York, Los Angeles, Boston, Washington D.C. and Detroit, and expand the Partnership’s licensed footprint into Tulsa, Oklahoma.

On March 4, 2005, the Partnership completed the purchase from Qwest Wireless, LLC of all of its PCS licenses and related network assets for $419 million in cash, including post-closing adjustments. The licenses cover a population of approximately 30.9 million in 62 markets, and provide needed spectrum capacity in certain of the Partnership’s existing major markets, such as Denver, Portland, Phoenix, Salt Lake City and Seattle.

In July 2004, the Partnership won the spectrum license for the New York metropolitan area auctioned by NextWave Telecom Inc. The transaction closed in October 2004 and, under the terms of the purchase agreement, the Partnership paid $930 million for the license. The license covers a population of 20.1 million people for the New York, New York Basic Trading Area, and expands the Partnership’s network capacity to meet customers’ growing demand for voice and data services.

Other acquisitions in the years ended December 31, 2006, 2005 and 2004 consisted of various individually immaterial partnership interests and wireless licenses.

All of the acquisitions of businesses included above were accounted for under the purchase method of accounting with results of operations included in the consolidated statements of operations from the date of acquisition. Had the acquisitions of businesses been consummated on January 1 of the year preceding the year of acquisition, the results of these acquired operations would not have had a significant impact on the Partnership’s consolidated results of operations for any of the periods presented.

The following table presents information about the Partnership’s acquisitions for the years ended December 31, 2006, 2005 and 2004:

(Dollars in Millions)	Acquisition Date	Purchase Price (a)	Wireless Licenses	Net Tangible Assets	Other Assets and Liabilities, net

2006

Auction 66	November 2006	$2,809	$2,809	$-	$-
Vista PCS	March 2006	$332	$353	$-	$(21)
Various	Various	$57	$41	$7	$9

2005

Leap (b)	August 2005	$103	$95	$8	$-
Auction 58	May 2005	$365	$365	$-	$-
Metro PCS	May 2005	$230	$230	$-	$-
NextWave Telecom Inc (c)	April 2005	$3,003	$4,410	$-	$(1,407)
Qwest	March 2005	$419	$393	$39	$(13)
Various	Various	$200	$190	$2	$8

2004

NextWave Telecom Inc	Oct 2004	$930	$930	$-	$-
Various	Various	$101	$70	$28	$3

(a)	Purchase price includes cash, assumption of debt, other liabilities, as well as the fair value of assets exchanged, as applicable.
(b)	Includes approximately $3 million of purchase price adjustments and deferred consideration.
(c)	Included in the transaction is the recording of a deferred tax liability, net. An adjustment of $148 million to deferred taxes was recorded in 2006.

Back to Contents

Tower Transactions

In accordance with the Alliance Agreement, any tower financing transactions accounted for by Verizon as a financing were not contributed to the Partnership. The tower financings associated with BANM and GTEW resulted in the Partnership’s continuing involvement in joint ventures (“JVs”) with Crown Castle International Corporation (“Crown”), which were established through the contribution of communications towers in exchange for cash and equity interests in the JVs. The JVs were controlled and managed by Crown. The JVs were entitled to build and own the first 500 towers built for BANM’s network and the first 500 towers built for GTEW’s network after the date of each agreement; however, the parties agreed to end their obligations related to such towers in 2002. The Partnership leases back a portion of the towers pursuant to lease agreements. In May 2003 and November 2004, Crown purchased Verizon’s remaining minority interest in these JVs, which are now 100% owned by Crown. The Partnership paid $111 million, $104 million and $95 million to Crown related to payments under operating leases for the years ended December 31, 2006, 2005, and 2004, respectively.

Prior to the acquisition of the AirTouch Properties, Vodafone entered into agreements (“Sublease Agreements”) to sublease all of its unused space on its communications towers to American Tower Corporation (“ATC”) and SpectraSite Holdings, Inc. (“SpectraSite”) in exchange for $955 million. In accordance with the Alliance Agreement, all proceeds from the subleases were retained by or remitted to Vodafone. Vodafone also entered into exclusive three-year build-to-suit agreements with ATC and SpectraSite to produce new communications towers in strategic locations. The build-to-suit agreements were assumed by the Partnership upon the closing of the AirTouch Properties acquisition. Several of these transactions closed in phases throughout 2001. The parties agreed to terminate the build-to-suit agreement with SpectraSite in 2002. The build-to-suit agreement with ATC expired in January 2003. As of December 31, 2006, approximately 2,200 towers have been subleased, at the monthly rate of approximately two thousand dollars per tower. The Sublease Agreements require monthly maintenance fees for the existing physical space used by the Partnership’s wireless equipment. The terms of the Sublease Agreements differ for leased communication towers versus those owned by the Partnership and range from 20 to 99 years. The Partnership paid $62 million, $60 million and $56 million to ATC and SpectraSite pursuant to the Sublease Agreements for the years ended December 31, 2006, 2005, and 2004, respectively.

4. Variable Interest Entity

In November 2004, the Partnership and Valley Communications, LLC (“Valley”) entered into an LLC Agreement (the “Agreement”) to form Vista PCS, LLC (“Vista”) in order to bid on PCS licenses. For the year ended December 31, 2004, Vista had no business activity other than its initial capitalization upon formation. On February 15, 2005, the FCC concluded an auction of 242 PCS licenses. Vista was the high bidder on 37 of these licenses.

The Partnership has provided capital contributions and debt financing to Vista. Under the Agreement, the Partnership has an 80% non-controlling interest in Vista, while Valley has the remaining 20% interest. Also, under the Agreement, Valley has voting control of Vista in that it has two of the three votes on Vista’s Management Committee. The Partnership has the remaining vote.

Additionally, pursuant to a Management Agreement, the Partnership provides Vista assistance in building the wireless networks in the areas in which Vista owns the licenses purchased in the FCC auction.

The Partnership considers Vista to be a variable interest entity (“VIE”) because its voting rights are not proportional to its ownership interest and the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support. The Partnership deems itself to be the primary beneficiary of Vista.

5. Verizon Wireless of the East

On August 15, 2002, the Partnership acquired substantially all of the operating assets of Price Communications Wireless, Inc. (“Price”), a subsidiary of Price Communications Corp., pursuant to an agreement dated as of December 18, 2001, as amended. The transaction was valued at $1,702 million, including $550 million ($700 million debt less $150 million cash contributed by Price) in net debt assumed and redeemed. On December 17, 2001 a new limited partnership, Verizon Wireless of the East LP, was formed for the purpose of acquiring the assets to be contributed by Price and subsidiaries of the Partnership. The Partnership contributed certain of its assets to the new limited partnership in exchange for a managing general partner interest and a limited partner interest. In exchange for its contributed assets, Price received a preferred limited partnership interest in Verizon Wireless of the East LP that was exchangeable under certain circumstances into equity of Verizon Wireless (if an initial public offering of such equity occurred) or mandatorily into common stock of Verizon on the fourth anniversary of the asset contribution (August 15, 2006) if a qualifying initial public offering of Verizon Wireless equity had not occurred prior to such anniversary (“the mandatory exchange”). Pursuant to the limited partnership agreement, the profits of Verizon Wireless of the East LP were allocated on a preferred basis to Price’s capital account quarterly in an amount up to, but not exceeding, 2.915% per annum

Back to Contents

(based on the weighted daily average balance of Price’s capital account). Price’s initial capital account balance for its preferred interest was $1,113 million, which was included in minority interests in consolidated entities in the consolidated balance sheets. On August 15, 2006, Price exchanged its preferred limited partnership interest in Verizon Wireless of the East LP for 29.5 million shares of Verizon’s common stock. Verizon’s interest in Verizon Wireless of the East LP of $1,179 million is included in minority interests in consolidated entities on the consolidated balance sheets. Verizon Wireless of the East LP is controlled and consolidated by the Partnership.

6. Supplementary Financial Information

Supplementary Balance Sheet Information
	December 31,
(Dollars in Millions)	2006	2005

Receivables, Net:
Accounts receivable	$3,124	$2,586
Other receivables	312	369

	3,436	2,955
Less: allowance for doubtful accounts	201	193

Receivables, net	$3,235	$2,762

	Balance at	Additions	Write-offs,	Balance at
	beginning of	charged to	net of	end of the
(in millions)	the year	operations	recoveries	year

Accounts Receivable Allowances:
2006	$193	$273	$(265)	$201
2005	$223	$250	$(280)	$193
2004	$234	$227	$(238)	$223

Inventory Allowances:
2006	$47	$(1)	$9	$55
2005	$59	$(13)	$1	$47
2004	$17	$44	$(2)	$59

	December 31,
(Dollars in Millions)	2006	2005

Property, Plant and Equipment, Net:
Land and improvements	$158	$145
Buildings (8-40 yrs.)	6,229	5,579
Wireless plant equipment (3-15 yrs.)	34,738	31,568
Furniture, fixtures and equipment (5 yrs.)	3,293	3,101
Leasehold improvements (5 yrs.)	1,993	1,625

	46,411	42,018
Less: accumulated depreciation	21,752	19,228

Property, plant and equipment, net (a)(b)	$24,659	$22,790

(a)	Construction-in-progress included in certain of the classifications shown in property, plant and equipment, principally wireless plant equipment, amounted to $1,331 and $1,154 at December 31, 2006 and 2005, respectively.
(b)	Interest costs of $78 and $67 and network engineering costs of $236 and $206 were capitalized during the years ended December 31, 2006 and 2005, respectively.

	December 31,
(Dollars in Millions)	2006	2005

Accounts Payable and Accrued Liabilities:
Accounts payable	$2,863	$2,074
Accrued liabilities	1,973	2,178

Accounts payable and accrued liabilities	$4,836	$4,252

Back to Contents

Supplementary Statements of Operations Information

	For the Years Ended December 31,
(Dollars in Millions)	2006	2005	2004

Depreciation and Amortization:
Depreciation of property, plant and equipment	$4,668	$4,207	$3,954
Amortization of other intangibles	137	464	469
Amortization of deferred charges and other assets	108	89	63

Total depreciation and amortization	$4,913	$4,760	$4,486

Interest Expense, Net:
Interest expense	$(770)	$(849)	$(779)
Interest income	1	4	13
Capitalized interest	318	248	118

Interest expense, net	$(451)	$(597)	$(648)

Supplementary Cash Flows Information
	For the Years Ended December 31,
(Dollars in Millions)	2006	2005	2004

Net cash paid for income taxes	$439	$250	$281
Interest paid, net of amounts capitalized	$445	$581	$640

Supplemental investing and financing non-cash transactions:
Reclassification of deposits to wireless licenses	$332	$31	$-
Exchange of investment interests	$-	$-	$35
Debt and net liabilities assumed, less cash	$-	$7	$-
Reclassification of portion of Vodafone’s partners’ capital	$10,000	$-	$-

7. Debt

	December 31,
(Dollars in Millions)	2006	2005

Short-term obligations consist of the following:
Fixed rate notes, net of discount	$-	$2,497

Total debt	$-	$2,497

Fixed and Floating Rate Notes

In December 2001, the Partnership and Verizon Wireless Capital LLC, a wholly-owned subsidiary of the Partnership, co-issued a private placement of $1.5 billion floating rate notes, originally maturing in December 2003, and $2.5 billion fixed rate notes, maturing in December 2006. The net cash proceeds were used to reduce outstanding amounts under a bank credit facility. Verizon Wireless Capital LLC, a Delaware limited liability company, was formed for the sole purpose of facilitating the offering of the notes and additional debt securities of the Partnership. Other than acting as co-issuer of the Partnership indebtedness, Verizon Wireless Capital LLC had no material assets, operations or revenues. The Partnership was jointly and severally liable with Verizon Wireless Capital LLC for the notes. On July 10, 2002, the Partnership filed a registration statement on Form S-4 to exchange the privately placed notes for a new issue of notes with identical terms registered under the Securities Act of 1933. The registration statement was declared effective and the exchange offer commenced on October 11, 2002. The exchange offer expired and closed on November 12, 2002.

On November 17, 2003, the Partnership and Verizon Wireless Capital LLC co-issued another private placement of $1.5 billion floating rate notes. The net proceeds from the sale of the notes were used to repay the $1.5 billion floating rate notes that matured in December 2003 and a $24 million bank credit facility. On May 23, 2005, the Partnership repaid these floating rate notes with proceeds obtained through intercompany borrowings.

The $2.5 billion, net of an original $12 million discount, fixed rate notes bore interest at a rate of 5.375% due semi-annually on each June 15 and December 15. The discount was amortized using the effective interest method. Net capitalized debt issuance costs, included in deferred charges and other assets, net in the 2005 consolidated balance sheets, amounted to $2 million and were

Back to Contents

amortized in the consolidated statements of operations and comprehensive income using the straight-line method. On December 15, 2006, the Partnership repaid these fixed rate notes with proceeds obtained through intercompany borrowings.

8. Due from/to Affiliates

	December 31,
(Dollars in Millions)	2006	2005

Receivable from affiliates, net	$73	$91

Payables to affiliates:
Long term notes payable to affiliates	12,933	13,834

Total due to affiliates	$12,860	$13,743

Receivable from Affiliates, Net

The Partnership has agreements with certain Verizon subsidiaries and affiliates for the provision of services in the normal course of business, including but not limited to direct and office telecommunications and general and administrative services.

Demand Notes Due to Affiliate

The Partnership had an agreement with Verizon’s wholly-owned financing affiliate, Verizon Global Funding (“VGF”) under which it could borrow, regularly on an uncommitted basis, up to an agreed upon amount, payable on demand, for working capital and other general partnership purposes. Amounts payable to VGF were offset on a daily basis by cash available in the Partnership’s cash accounts.

Demand borrowings from VGF fluctuated based upon the Partnership’s working capital and other funding requirements. Interest on the demand borrowings was generally based on a blended interest rate calculated by VGF using fixed rates and variable rates applicable to borrowings by VGF to fund the Partnership and other entities affiliated with Verizon.

In 2005, the Partnership refinanced the demand borrowings through intercompany long-term promissory notes.

Term Notes Payable to Affiliates

In conjunction with its acquisition of the operating assets of Price in August 2002, Verizon Wireless of the East LP obtained a $350 million term note from Verizon Investments Inc., a wholly-owned subsidiary of Verizon. These funds were used to partially fund the redemption of debt assumed from Price. In September 2006, Verizon Wireless of the East LP repaid in full and cancelled this note using the proceeds of a $350 million floating rate note payable by Verizon Wireless of the East LP to the Partnership, with a maturity date of February 18, 2011. This note bears interest at a rate per annum computed monthly based upon the weighted cost of the Partnership’s outstanding borrowings during the month. The Partnership financed this new note using intercompany borrowings from an affiliate of Verizon.

On February 18, 2005, the Partnership signed a floating rate promissory note with VGF that permits the Partnership to borrow, repay and re-borrow from time-to-time up to a maximum principal amount of $6.5 billion with a maturity date of February 22, 2008. Amounts borrowed under the note bear interest at a rate per annum equal to one-month LIBOR plus 20 basis points for each interest period, with the interest rate being adjusted on the first business day of each month. Borrowings under this note as of December 31, 2006 were $6.5 billion.

On September 1, 2005, the Partnership signed an additional floating rate promissory note (the “Floating Rate Note”) in the amount of approximately $2.4 billion payable to VGF, and due on August 1, 2009. Amounts borrowed under the Floating Rate Note bear interest at a rate per annum equal to one-month LIBOR plus 20 basis points for each interest period, with the interest rate being adjusted on the first business day of each month. The Floating Rate Note was effective as of July 1, 2005, and replaced a prior $2.4 billion term note due in 2009 to VGF, which was cancelled as a result. Borrowings under the Floating Rate Note at December 31, 2006 were approximately $2.4 billion.

Also on September 1, 2005, the Partnership signed a fixed rate promissory note (the “Fixed Rate Note”) that permits the Partnership to borrow, repay and re-borrow from time-to-time up to a maximum principal amount of $9.0 billion from VGF, with a maturity date of August 1, 2009. Amounts borrowed under the Fixed Rate Note generally bear interest at a rate of 5.8% per annum. The Fixed Rate Note was effective as of July 1, 2005, and replaced a prior demand note due to VGF, which was cancelled as a result. Borrowings under the Fixed Rate Note at December 31, 2006 were approximately $1.5 billion.

Back to Contents

On December 15, 2006, the Partnership signed an additional fixed rate promissory note (the “Fixed Rate Promissory Note”) in the amount of $2.5 billion payable to Verizon Financial Services LLC, due on December 15, 2008. Amounts borrowed under the Fixed Rate Promissory Note generally bear interest at a rate of 5.3% per annum. Proceeds from the note were used to repay the $2.5 billion fixed rate notes that matured in December 2006. Borrowings under the Fixed Rate Promissory Note at December 31, 2006 were $2.5 billion.

These borrowings are classified as due to affiliates (long-term) on the accompanying condensed consolidated balance sheet as of December 31, 2006.

Effective February 1, 2006, VGF was merged with and into Verizon, making Verizon the lender on all of our notes previously payable to VGF. On March 1, 2006, Verizon assigned these notes to a wholly-owned subsidiary, Verizon Financial Services LLC.

9. Financial Instruments

Fair Value

The carrying amounts and fair values of the Partnership’s financial instruments as of December 31 consist of the following:

		December 31,
	2006		2005

	Carrying	Fair	Carrying	Fair
(Dollars in Millions)	Value	Value	Value	Value

Term notes due to affiliates	$12,933	$13,116	$13,834	$14,016
Fixed rate notes	$-	$-	$2,497	$2,511
Partner’s capital subject to redemption	$10,000	$10,000	$20,000	$20,000

The Partnership’s trade receivables and payables are short term in nature. Accordingly, these instruments’ carrying value approximates fair value. A discounted future cash flows method is used to determine the fair value of the term notes due to affiliates and the fixed rate notes.

10. Employee Benefit Plans

Employee Savings and Profit Sharing Retirement Plans

The Partnership maintains the Verizon Wireless Savings and Retirement Plan (the “VZW Plan”) for the benefit of its employees. Effective January 1, 2001, employees of the Partnership are eligible to participate as soon as practicable following their commencement of employment.

Beginning in 2002, under the employee savings component of the VZW Plan, employees may contribute, subject to IRS limitations, up to a total of 25% of eligible compensation, on a before-tax or after-tax basis, or as a combination of before-tax and after-tax contributions, under Section 401(k) of the Internal Revenue Code of 1986, as amended. In 2006, employees were able to contribute up to a total of 25% of eligible compensation. Up to the first 6% of an employee’s eligible compensation contributed to the VZW Plan is matched 100% by the Partnership. The Partnership recognized approximately $146 million, $118 million and $98 million of expense related to matching contributions for the years ended December 31, 2006, 2005, and 2004, respectively.

Beginning in 2001, under the profit sharing component of the VZW Plan the Partnership may elect, at the sole discretion of the Human Resources Committee of the Board of Representatives (the “HRC”), to contribute an additional amount to the accounts of employees who have completed at least 12 months of service by December 1 of the year the profit sharing is offered in the form of a profit sharing contribution. The HRC declared profit sharing contributions of 3% of employees’ eligible compensation for 2006, 2005 and 2004, respectively. The Partnership recognized approximately $81 million, $70 million and $64 million of expense related to profit sharing contributions for 2006, 2005, and 2004, respectively.

Back to Contents

11. Long-Term Incentive Plan

The 2000 Verizon Wireless Long-Term Incentive Plan (the “Plan”) provides compensation opportunities to eligible employees and other participating affiliates of the Partnership. The Plan provides rewards that are tied to the long-term performance of the Partnership. Under the Plan, Value Appreciation Rights (‘VARs”) and Restricted Partnership Units (“RPUs”) are granted to eligible employees. The aggregate number of VARs and RPUs that may be issued under the Plan is approximately 343 million.

VARs reflect the change in the value of the Partnership, as defined in the plan, similar to stock options. Once VARs become vested, employees can exercise their VARs and receive a payment that is equal to the difference between the VAR price on the date of grant and the VAR price on the date of exercise, less applicable taxes. VARs are fully exercisable three years from the date of grant with a maximum term of 10 years. All VARs are granted at a price equal to the estimated fair value of the Partnership, as defined in the plan, at the date of the grant.

On July 24, 2003, the Verizon Wireless Board of Representatives approved a long-term incentive grant of RPUs to all eligible employees. RPUs were very similar to restricted stock in that at the time of vesting, each RPU was worth the entire value of the unit. The RPUs vested in full on December 31, 2005, and were paid on January 31, 2006.

The Partnership employs the income approach, a standard valuation technique, to arrive at the fair value of the Partnership on a quarterly basis using publicly available information. The income approach uses future net cash flows discounted at market rates of return to arrive at an indication of fair value, as defined in the plan.

On January 1, 2006 the Partnership adopted SFAS No. 123(R). The Partnership recognized compensation expense resulting from the Plan of approximately $734 million for the year ended December 31, 2006. Included in the $734 million of compensation expense for the year ended December 31, 2006 was a cumulative effect of accounting change of $124 million, which represented the effect of initially measuring the fair value of the Partnership’s VARs utilizing an option-pricing model. The Partnership recognized $587 million and $544 million of compensation expense for the years ended December 31, 2005 and 2004, respectively under the recognition provisions of SFAS No. 123.

With the adoption of SFAS No. 123(R), the Partnership began estimating the fair value of VARs granted using a Black-Scholes option valuation model. The following table summarizes the assumptions used in the model during the year ended December 31, 2006:

Ranges

Risk-free rate	4.6% - 5.2%
Expected term (in years)	1.0 - 3.5
Expected volatility	17.6% - 22.3%
Expected dividend yield	n/a

The risk-free rate is based on the U.S. Treasury yield curve in effect at the measurement date. The expected term of the VARs granted was estimated using a combination of the simplified method as prescribed in SAB No. 107, historical experience, and management judgment. Expected volatility was based on a blend of the historical and implied volatility of publicly traded peer companies for a period equal to the VARs expected life, ending on the measurement date, and calculated on a monthly basis. The Partnership does not pay dividends.

As of December 31, 2006 there was $50 million of total unrecognized compensation cost related to non-vested VARs granted under the Plan. That cost is expected to be recognized within one year.

For the years ended December 31, 2006, 2005, and 2004, the intrinsic value of VARs exercised during the period was $80 million, $375 million, and $2 million, respectively.

For the years ended December 31, 2005 and 2004, the fair value of VARs vested during the period was $588 million, and $237 million, respectively.

Cash paid to settle VARs for the years ended December 31, 2006, 2005, and 2004 was $377 million, $351 million, and $1 million, respectively.

Back to Contents

Awards outstanding at December 31, 2006, 2005 and 2004 under the Plan are summarized as follows:

				Weighted
				Average
				Exercise
				Price	Vested
	RPUs (a)		VARs (a)	of VARs (a)	VARs(a)

Outstanding, January 1, 2004	16,400,077		119,808,940	$16.31	26,345,600
Granted	10,633	(b)	48,999,422	13.89
Exercised	-		(2,143,783)	16.39
Cancelled	(1,288,317)		(6,003,261)	14.65

Outstanding, December 31, 2004	15,122,393		160,661,318	15.63	66,939,006
Granted	(72)	(b)	9,845	14.85
Exercised	-		(47,964,458)	12.27
Cancelled	(669,557)		(3,783,534)	15.17

Outstanding, December 31, 2005	14,452,764	(c)	108,923,171	17.12	63,596,655
Granted	173,197	(b)	-	-
Exercised	(14,607,439)		(7,448,447)	13.00
Cancelled/Forfeited	(18,522)		(7,007,944)	23.25

Outstanding, December 31, 2006	-		94,466,780	$16.99	52,041,606

(a)	The weighted average exercise price is presented in actual dollars; VARs and RPUs are presented in actual units.
(b)	The weighted average grant-date fair value of RPUs granted during 2006, 2005 and 2004 was $11.07, $11.07, and $12.25, respectively.
(c)	RPUs, totaling approximately $303 million vested in full on December 31, 2005 and were paid and cancelled on January 31, 2006.

The following table summarizes the status of the Partnership’s VARs as of December 31, 2006:

	VARs Outstanding (a)			VARs Vested (a)

		Weighted
		Average
		Remaining	Weighted		Weighted
Range of	VARs	Contractual	Average		Average
Exercise Prices		Life (Years)	Exercise Price	VARs	Exercise Price

$8.74 - $14.79	57,367,328	6.80	$12.61	14,942,154	$8.96
$14.80 -$22.19	17,487,914	4.75	16.79	17,487,914	16.79
$22.20 -$30.00	19,611,538	3.53	30.00	19,611,538	30.00

Total	94,466,780		$16.99	52,041,606	$19.52

(a)	As of December 31, 2006 the aggregate intrinsic value of VARs outstanding and VARs vested was $938 million and $420 million, respectively.

Back to Contents

12. Income Taxes

The provision for income taxes consists of the following:

	For the Years Ended December 31,
(Dollars in Millions)	2006	2005	2004

Current tax provision:
Federal	$355	$275	$216
State and local	122	85	68

	477	360	284

Deferred tax provision:
Federal	94	82	39
State and local	28	(8)	2

	122	74	41

Provision for income taxes	$599	$434	$325

A reconciliation of the income tax provision computed at the statutory tax rate to the Partnership’s effective tax rate is as follows:

	For the Years Ended December 31,
(Dollars in Millions)	2006	2005	2004

Income tax provision at the statutory rate	$3,123	$2,305	$1,758
State income taxes, net of U.S. federal benefit	107	46	52
Partnership income not subject to federal or state income taxes	(2,631)	(1,917)	(1,485)

Provision for income tax	$599	$434	$325

Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. The significant components of the Partnership’s deferred tax assets and (liabilities) are as follows:

	December 31,
(Dollars in Millions)	2006	2005

Deferred tax assets:
Bad debt	$7	$6
Accrued expenses	8	42
Net operating loss carryforward	272	397

Total deferred tax assets	$287	$445

Deferred tax liabilities:
Property, plant and equipment	$(468)	$(472)
Intangible assets	(5,429)	(5,413)
Other	-	(104)

Total deferred tax liabilities	$(5,897)	$(5,989)

Net deferred tax asset-current (a)	$129	$162
Net deferred tax liability-non-current	$(5,739)	$(5,706)

Included in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheets.

Net operating loss carryforwards of $787 million expire at various dates principally from December 31, 2017 through December 31, 2025.

Back to Contents

13. Leases

Operating Leases

The Partnership has entered into operating leases for facilities and equipment used in its operations. Lease contracts include renewal options that include rent expense adjustments based on the Consumer Price Index as well as annual and end-of-lease term adjustments. Rent expense is recorded on a straight-line basis. The noncancellable lease term used to calculate the amount of the straight-line rent expense is generally determined to be the initial lease term, and considers any optional renewal terms that are reasonably assured. Leasehold improvements related to these operating leases are amortized over the shorter of their estimated useful lives or the noncancellable lease term. For the years ended December 31, 2006, 2005, and 2004, the Partnership recognized rent expense related to payments under these operating leases of $706 million, $603 million, and $510 million, respectively, in cost of service and $313 million, $287 million, and $242 million, respectively, in selling, general and administrative expense in the accompanying consolidated statements of operations and comprehensive income.

The aggregate future minimum rental commitments under noncancellable operating leases, excluding renewal options that are not reasonably assured for the periods are as follows:

Operating
(Dollars in Millions)	Leases

Years
2007	$812
2008	701
2009	585
2010	417
2011	237
2012 and thereafter	703

Total minimum payments	$3,455

14. Other Transactions with Affiliates

In addition to transactions with affiliates in Notes 5 and 8, other significant transactions with affiliates are summarized as follows:

	For the Years Ended December 31,
(Dollars in Millions)	2006	2005	2004

Revenue related to transactions with affiliated companies	$113	$97	$95
Cost of service (a)	$945	$742	$625
Certain general and administrative expenses (b)	$105	$73	$89
Interest expense, net (c)	$629	$677	$596

(a)	Affiliate cost of service primarily represents cost of long distance, direct telecommunication and roaming charges from transactions with affiliates.
(b)	Affiliate general and administrative expenses were the result of direct billings.
(c)	Interest costs of $318, $248 and $118 were capitalized in wireless licenses, net and property, plant and equipment, net in the years ended December 31, 2006, 2005 and 2004, respectively.

Under the terms of the partnership agreement between Verizon and Vodafone, the Partnership is required to make annual distributions to its partners to pay taxes. Additionally, through April 2005, the Partnership was required, subject to compliance with specified financial tests, to pay distributions to the partners based upon a calculation specified in the partnership agreement.

Back to Contents

The Partnership made distributions to its partners for the following periods:

(Dollars in Millions)
Period Paid	Distribution Measurement Period	Distribution Amount (a)

November 2006	July through September 30, 2006	$467	(b)
August 2006	April through June 30, 2006	$193
May 2006	January through March 31, 2006	$308	(b)
February 2006	October through December 31, 2005	$292

November 2005	July through September, 30, 2005	$153
August 2005	April through June 30, 2005	$190
May 2005	January through March 31, 2005	$129
February 2005	July through December 31, 2004	$1,997

August 2004	January through June 30, 2004	$1,812
February 2004	July through December 31, 2003	$1,441
____________
(a)	The Partnership paid $453 million in February 2007 for the distribution measurement period October through December 31, 2006.
(b)	Includes state tax payments of approximately $2 million and $4 million paid in the 2nd and 4th quarters of 2006, respectively. These amounts were paid on behalf of our partners and subsequently reimbursed.

On October 14, 2003, the Partnership received, on behalf of our partners, a final purchase payment in respect of the disposition of the Chicago market that had previously been beneficially owned jointly by Verizon and Vodafone. The receipt of this payment triggered an obligation of Verizon and Vodafone pursuant to Section 7.6 of the Alliance Agreement to calculate certain payments received and expenses paid by Verizon, Vodafone and each of their respective affiliates in connection with overlap market dispositions, together with certain adjustments. Also pursuant to this provision, upon completion of this calculation, either Verizon or Vodafone was required to make a payment to the Partnership under certain circumstances. On September 1, 2005, Verizon and Vodafone finalized this calculation. As a result, the Partnership received a capital contribution, net, from Verizon through the payment of approximately $512 million, which was used to reduce the debt owed to Verizon. This payment did not alter the percentage interests of either of the partners in the Partnership.

The Partnership had agreements with an entity owned by Verizon and Vodafone that operated overlapping properties in Chicago, Houston and Richmond that the Partnership was required to dispose of pursuant to FCC regulations and which has since been sold. Pursuant to the agreements, the Partnership provided transition services and products and employee services and licensed trademarks and copyrighted materials. On September 2, 2005, the Partnership received a total payment of $172 million from Verizon and Vodafone representing payment in full of the outstanding accounts receivables relating to these transition services.

15. Commitments and Contingencies

Under the terms of an agreement entered into among the Partnership, Verizon, and Vodafone on April 3, 2000, Vodafone obtained the right to require the Partnership to purchase up to an aggregate of $20 billion of Vodafone’s interest in the Partnership, at its then fair market value. Up to $10 billion was redeemable during the 61-day periods that opened on June 10 and closed on August 9 in 2004 and 2005. Vodafone did not exercise its redemption rights during those periods. As a result, $20 billion, not to exceed $10 billion in any one year, remained redeemable during the 61-day periods opening on June 10 and closing on August 9 in 2006 and 2007. Vodafone did not exercise its redemption rights during the period opening June 10 and closing on August 9 in 2006. As a result, Vodafone has the right to redeem $10 billion of its interest in the Partnership during the 61-day period opening on June 10 and closing on August 9 in 2007. Verizon has the right, exercisable at its sole discretion, to purchase all or a portion of this interest instead of the Partnership. However, even if Verizon exercises this right, Vodafone has the option to require the Partnership to purchase up to $7.5 billion of this interest redeemable during the 61-day period opening on June 10 and closing on August 9 in 2007 with cash or contributed debt. Accordingly, $10 billion of partners’ capital has been classified as redeemable on the accompanying condensed consolidated balance sheets as of December 31, 2006.

Back to Contents

The U.S. Wireless Alliance Agreement entered into between Vodafone and Verizon in September 1999, as amended (the “Alliance Agreement”), contains a provision, subject to specified limitations, that requires Vodafone and Verizon to indemnify the Partnership for certain contingencies, excluding PrimeCo contingencies, arising prior to the formation of Verizon Wireless.

The Partnership is subject to lawsuits and other claims, including class actions and claims relating to product liability, patent infringement, intellectual property, antitrust, partnership disputes, and relations with resellers and agents. The Partnership is also defending lawsuits filed against the Partnership and other participants in the wireless industry alleging adverse health effects as a result of wireless phone usage. Various consumer class action lawsuits allege that the Partnership violated certain state consumer protection laws and other statutes and defrauded customers through misleading billing practices or statements. These matters may involve indemnification obligations by third parties and/or affiliated parties covering all or part of any potential damage awards against the Partnership and/or insurance coverage.

All of the above matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, the ultimate liability with respect to these matters as of December 31, 2006 cannot be ascertained. The potential effect, if any, on the consolidated financial statements of the Partnership, in the period in which these matters are resolved, may be material.

In addition to the aforementioned matters, the Partnership is subject to various other legal actions and claims in the normal course of business. While the Partnership’s legal counsel cannot give assurance as to the outcome of each of these other matters, in management’s opinion, based on the advice of such legal counsel, the ultimate liability with respect to any of these actions, or all of them combined, will not materially affect the consolidated financial statements of the Partnership.

Back to Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Representatives and Partners of
Cellco Partnership d/b/a Verizon Wireless:

We have audited the accompanying consolidated balance sheets of Cellco Partnership d/b/a Verizon Wireless (the “Partnership”) as of December 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive income, changes in partners’ capital, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Partnership's management.  Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 11 to the consolidated financial statements, the Partnership adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” on January 1, 2006.

Deloitte & Touche LLP

New York, New York
February 22, 2007

Back to Contents

Return of Capital and Share Consolidation

Background

The Company implemented a transaction to return capital to shareholders (the “Return of Capital”) during the year by way of an issue (the “Bonus Issue”) of redeemable, non-cumulative preference shares (the “B Shares”) to shareholders in proportion to their holding of ordinary shares or ADRs immediately prior to the Bonus Issue (the “Pre-existing Shares” and the “Pre-existing ADRs” respectively). Under the Return of Capital, holders of the Pre-existing Shares could elect to have one of the following alternatives apply (with certain classes of persons located in the US along with holders of Pre-existing ADRs only permitted to participate in the second alternative below):

(i) the shareholder could elect to redeem the B Shares at their nominal value on 4 August 2006 (the “Initial Redemption”);

(ii) the shareholder could elect to receive a single dividend of an amount equal to the nominal value of the B Shares on a specified date in August 2006 (the “Initial B Share Dividend”) following which the shares automatically converted into unlisted deferred shares (the “Deferred Shares”); or

(iii) the shareholder could elect to redeem the B Shares at their nominal value at a later date being 5 February or 5 August in the calendar year 2007 or 2008 (the “Future Redemption”) with the shareholder receiving a continuing, non-cumulative preferential dividend on the B Shares in the meantime.

At the same time, the Pre-existing Shares and the Pre-existing ADRs were sub-divided and consolidated (the "Share Capital Consolidation"). The Share Capital Consolidation and the Bonus Issue are together referred to as the "Capital Reorganisation". The shares and ADRs following sub-division and consolidation are referred to below as "New Shares" or "New ADRs" in order to distinguish them from the Pre-existing Shares and Pre-existing ADRs.

UK Taxation

The comments below are intended only as a general guide to the current tax position under the laws of the United Kingdom and practice of Her Majesty’s Revenue and Customs primarily in respect of US holders who are (except where specifically addressed) solely resident in the United Kingdom for tax purposes and who hold their shares beneficially as investments and not on trading account. This is a complex area and shareholders should consult their tax advisers in order to be certain of their individual position.

1. Capital Reorganisation

For the purposes of United Kingdom taxation of capital gains and corporation tax on chargeable gains (“CGT”):

1.1 the receipt of the B Shares and the New Shares arising from the Capital Reorganisation was a reorganisation of the share capital of the Company. Accordingly, a shareholder will not be treated as having made a disposal of all or part of their holding of Pre-existing Shares by reason of the Capital Reorganisation;

1.2 the B Shares and New Shares acquired as a result of the Capital Reorganisation are to be treated as the same asset as the shareholder’s holding of Pre-existing Shares, and as having been acquired at the same time as the shareholder’s holding of Pre-existing Shares were acquired; and

1.3 any proceeds of sale of fractional entitlements returned to shareholders are not to be treated as proceeds of disposal but the amount will be deducted from the base cost on acquisition of the Pre-existing Shares.

2. Initial B Share Dividend

2.1 Income Tax

The Company did not (and was not required to) withhold tax at source when paying the Initial B Share Dividend.

A United Kingdom resident individual shareholder liable to income tax at the starting or basic rate pays no tax on the Initial B Share Dividend unless it has taken that shareholder’s income into a higher rate tax band.

A United Kingdom resident individual shareholder liable to income tax at the higher rate is liable to pay tax equal to 25% of the cash dividend received to the extent that the gross dividend when treated as the top slice of that shareholder’s income falls above the threshold for higher rate income tax.

United Kingdom resident taxpayers not liable to United Kingdom tax on dividends are not generally liable to pay tax on the Initial B Share Dividend.

United Kingdom resident corporate shareholders are generally not subject to corporation tax on the Initial B Share Dividend.

2.2 Taxation of chargeable gains

For CGT purposes, the Initial B Share Dividend (and the consequent conversion of the B Shares into Deferred Shares) should not be treated as having given rise to a disposal or part disposal of the B Shares.

Shareholders who have received the Initial B Share Dividend should note that, consequent to the Capital Reorganisation, a proportion of the base cost, for CGT purposes, of their original holdings of Pre-existing Shares is to be attributed to the B Shares and this amount is to continue to be attributed to those B Shares following their conversion into Deferred Shares (notwithstanding that the Deferred Shares have limited rights or value). Correspondingly, only a proportion of the base cost of the holding of Pre-existing Shares is available on any disposal of New Shares.

A transfer of the Deferred Shares is to be treated as a disposal and might result in a shareholder realising a capital loss. However, shareholders liable to corporation tax should note that it is possible that Section 30 of the Taxation of Chargeable Gains Act 1992 could apply to such a shareholder who elected for the Initial B Share Dividend. If it were so applied, the effect is broadly to deny any loss attributable to the payment of that Initial B Share Dividend from being allowed on disposal of the Deferred Shares.

3. Redemption of B Shares

3.1 On redemption (whether an Initial Redemption or a Future Redemption) of all or any of the B Shares, a shareholder might, depending on their particular circumstances, be subject to CGT on the amount of any chargeable gain realised. Any gain is measured by reference to the excess of the redemption price over the shareholder’s allowable expenditure for the B Shares redeemed. The shareholder’s allowable expenditure in relation to his Pre-existing Shares is to be apportioned between the New Shares and the B Shares by reference to their respective market values on the first day on which market values or prices were quoted or published for the New Shares.

3.2 No part of the proceeds received by a shareholder on redemption is an income distribution in the shareholder’s hands.

3.3 On any disposal, otherwise than by way of redemption, of the whole or part of a shareholder’s holding of New Shares or B Shares, a shareholder may, depending on his circumstances, be subject to CGT on the amount of any chargeable gain realised. Please refer to paragraph 3.1 above for details of the manner in which the shareholder’s allowable expenditure is allocated as between the New Shares and the B Shares.

B-1

4. Dividends on New Shares and B Shares other than the Initial B Share Dividend

Dividends payable on the New Shares and the B Shares are subject to United Kingdom tax under the rules applicable to dividends. Under current United Kingdom taxation legislation, no tax is withheld at source from dividends paid on the New Shares or on the B Shares. The current rules and rates of tax correspond to those outlined in paragraph 2.1 above.

5. Stamp Duty and Stamp Duty Reserve Tax

5.1 Except in relation to depositary receipt arrangements or clearance services where special rules apply:

• no stamp duty or stamp duty reserve tax (“SDRT”) is payable on the issue of the B Shares and New Shares; and

• an agreement to sell B Shares or New Shares normally gives rise to liability on the purchaser to SDRT, at the rate of 0.5% of the actual consideration paid. If an instrument of transfer of the B Shares is subsequently produced it would generally be subject to stamp duty at the rate of 50 pence for every £100 (or part thereof) of the actual consideration paid. When such stamp duty is paid, the SDRT charge is cancelled and any SDRT already paid is refunded. Stamp duty and SDRT is generally the liability of the purchaser.

5.2 Where shareholders elect to redeem B Shares, the redemption of those B Shares by the Company does not give rise to a liability to stamp duty or SDRT.

5.3 In relation to the special rules applicable to depositary receipt arrangements, no stamp duty or SDRT should be payable in respect of the issue of the B Shares or Deferred Shares to the Depositary for the Holders of Pre-existing ADRs. Nor will any such charge arise in connection with the issue of New ADRs.

6. Section 703 Income and Corporation Taxes Act 1988 (“ICTA”) and Section 684 Income Tax Act 2007 (“ITA”)

The Company has been advised that the provisions of section 703 of ICTA (and, as rewritten for income tax purposes, section 684 of ITA) (anti-avoidance provisions relating to transactions in shares) should not apply in relation to shareholders who received B Shares in the Capital Reorganisation. The Company did not apply for clearance under section 707 of ICTA (or section 701 of ITA) in this regard.

US Taxation

The discussion below summarises certain US federal income tax consequences for US holders subject to alternative ii: the Initial B Share Dividend and does not describe potential consequences to investors that receive one of the other alternatives described above. This section only addresses US Holders that hold their Pre-existing Shares as capital assets and does not address tax consequences applicable to Shareholders subject to special treatment under the US federal income tax laws (for example, dealers or traders in securities or currencies, banks, insurance companies, tax-exempt organisations, partnerships or other pass-through entities, persons who own 10% or more of the voting stock of the Company, persons holding Pre-existing Shares as part of a straddle, hedging, integrated or similar transaction, and persons whose functional currency is not the US dollar). This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in US federal income tax consequences different from those discussed below.

If a partnership holds Pre-existing Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership which held Pre-existing Shares, you should consult your tax advisers.

This summary assumes that the Deferred Shares have no value, and therefore receipt of the Deferred Shares have no consequences for US federal income tax purposes.

Each Shareholder should consult its own tax advisers concerning the US federal income tax consequences in light of its particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

The Initial B Share Dividend

To the extent paid out of the current or accumulated earnings and profits of the Company (as determined under US tax principles), beneficial owners of Pre-existing Shares should be treated as receiving a dividend for US federal income tax purposes upon the receipt of the Initial B Share Dividend and should not be separately taxed upon the receipt of the B Shares, the conversion of Pre-existing Shares into New Shares (except to the extent of any cash received in respect of fractional shares) or the conversion of B Shares into Deferred Shares. Such beneficial owners should generally have the same holding period and basis in the New Shares received as they had in their Pre-existing Shares (except such basis may be reduced to the extent attributable to any fractional shares for which cash is received).

However, there is no direct authority addressing the treatment of securities similar to the B Shares or the associated conversion of Pre-existing Shares into New Shares and US Holders should consult their own tax advisers with respect to the appropriate US federal income tax treatment of receiving the Initial B Share Dividend.

The dividend is treated as ordinary income from foreign sources. With respect to US Shareholders that do not hold Pre-existing ADRs, the amount of the dividend treated as received generally equals the US dollar value of the sterling received by you calculated by reference to the exchange rate in effect on the date of the Initial B Share Dividend regardless of whether the sterling is converted into US dollars. If the sterling received is not converted into US Dollars on the date of receipt, such US Shareholders has a tax basis in the sterling equal to such US dollar value and any gain or loss realised on a subsequent conversion or other disposal of the sterling will be treated as US source ordinary income or loss. Amounts payable to holders of Pre-existing ADRs in respect of the Initial B Share Dividend are paid in US dollars by the Depositary (less US withholding taxes, if any). For individuals, such dividends are generally taxed at a reduced maximum tax rate of 15%, subject to certain limitations, including a holding period requirement. Such reduced rate is not available to Shareholders that elect to treat dividend income as “investment income” pursuant to section 163(d)(4) of the Code or that are obligated to make related payments with respect to positions in substantially similar or related property. Individuals should consult their own tax advisers regarding their eligibility to claim such reduced rate based on their particular circumstances.

Such dividend is not eligible for the dividends received deduction generally allowed to corporations under the Code.

To the extent that the amount of the Initial B Share Dividend exceeds a US Holder’s allocable share of the Company’s current and accumulated earnings and profits, the distribution is first treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Pre-existing Shares (thereby increasing the amount of gain, or decreasing the amount of loss, recognised on a subsequent disposition of the New Shares), and the balance in excess of adjusted basis is taxed as US source capital gain recognised on a sale or exchange. However, the Company expects that the distribution will not exceed its current and accumulated earnings and profits.

B-2

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transition report on its behalf.

VODAFONE GROUP PUBLIC LIMITED COMPANY (Registrant)

/s/ Arun Sarin
Arun Sarin
Chief Executive

Dated: 14 June 2007

Index to Exhibits to Form 20-F for year ended 31 March 2007

1.1	Memorandum, as adopted on June 13, 1984 and including all amendments made on July 28, 2000 and July 26, 2005 (incorporated by reference to Exhibit 1 to the Company’s Annual Report of Form 20-F for the financial year ended March 31, 2006).

1.2	Articles of Association, as adopted on June 30, 1999 and including all amendments made on July 25, 2001, July 26, 2005, and July 25, 2006 of the Company.

2.	Indenture, dated as of February 10, 2000, between the Company and Citibank, N.A. as Trustee, including forms of debt securities (incorporated by reference to Exhibit 4(a) of Amendment No. 1 to the Company’s Registration Statement on Form F-3, dated November 24, 2000). (File No. 333-10762)).

4.1	Agreement for US $5,525,000,000 5 year Revolving Credit Facility (subsequently increased by accession of further lenders to US$5,925,000,000), dated 24 June 2004, among, inter alia, the Company, ABN Amro Bank N.V.; Banco Bilbao Vizcaya Argentaria S.A. ; Bank of America, N.A.; Barclays Bank PLC; Bayerische Hypo-und Vereinsbank AG; BNP Paribas ; CALYON; Citibank, N.A.; Commerzbank Aktiengesellschaft, London Branch; Deutsche Bank AG; HSBC Bank plc; ING Bank, N.V.; JPMorgan Chase Bank; Lehman Brothers Bankhaus AG; Lloyds TSB Bank plc; Morgan Stanley Dean Witter Bank Limited and Morgan Stanley Bank; Mizuho Corporate Bank, Ltd.; National Australia Bank Limited ABN 12 004 044 937; Sumitomo Mitsui Banking Corporation Europe Limited; The Bank of Tokyo-Mitsubishi, Ltd.; The Royal Bank of Scotland Plc; UBS AG; WestLB AG; Banco Santander Central Hispano, S.A.; William Street Commitment Corporation; Banca Intesa SpA; KBC Bank NV; Standard Chartered Bank; TD Bank Europe Limited; and The Bank of New York with The Royal Bank of Scotland plc as Agent and US Swingline Agent, as amended and restated on 24 June 2005 by Supplemental Agreement among, inter alia, the Company, ABN AMRO Bank N.V.; Banc of America Securities Limited; Banco Bilbao Vizcaya Argentaria S.A.; Banco Santander Central Hispano, S.A. London Branch; Barclays Capital; Bayerische Hypo-und Vereinsbank AG; BNP Paribas; Calyon; Citigroup Global Markets Limited; Commerzbank Aktiengesellschaft, London Branch; Deutsche Bank AG London; HSBC Bank Plc; ING Bank N.V., London Branch; JPMorgan Chase Bank, N.A.; J.P. Morgan Plc; Lehman Commercial Paper Inc.; Llloyds TSB Bank Plc; Mizuho Corporate Bank, Ltd; Morgan Stanley Bank International Limited; National Australia Bank Limited ABN 12 004 044 937; Sumitomo Mitsui Banking Corporation Europe Limited; The Bank of Tokyo-Mitsubishi, Ltd.; The Royal Bank of Scotland Plc; UBS Limited; WestLB AG, London Branch; William Street Commitment Corporation; Banca Intesa SpA; KBC Bank NV; Standard Chartered Bank; TD Bank Europe Limited; The Bank of New York; ABN AMRO Bank N.V.; Banca Intesa SpA; Banco Bilbao Vizvcaya Argentaria S.A.; Banco Bilbao Vizvcaya Argentaria S.A. (New York Branch); Banco Santander Central Hispano, S.A. London Branch; Bank of America, N.A.; Barclays Bank Plc; Bayerische Hypo-und Vereinsbank AG; BNP Paribas (London Branch); BNP Paribas (acting through its New York Branch); Calyon; Citibank, N.A.; Commerzbank Aktiengesellschaft, London Branch; Commerzbank Aktiengesellschaft, New York Branch; Deutsche Bank AG London; Deutsche Bank AG New York; HSBC Bank Plc; ING Bank N.V., London Branch; JPMorgan Chase Bank, N.A.; KBC Bank NV; Lehman Commercial Paper Inc.; Lloyds TSB Bank Plc; Mizuho Corporate Bank, Ltd.; Morgan Stanley Bank; Morgan Stanley Bank International Limited; National Australia Bank Limited ABN 12 004 044 937; Standard Chartered Bank; Sumitomo Mitsui Banking Corporation Europe Limited; TD Bank Europe Limited; The Bank of New York; The Bank of Tokyo-Mitsubishi, Ltd.; The Royal Bank of Scotland Plc; The Royal Bank of Scotland Plc (New York Branch); UBS AG, London Branch; UBS AG, Stamford Branch; UBS Loan Finance LLC; WestLB AG, London Branch; WestLB AG, New York Branch; William Street Commitment Corporation; and The Royal Bank of Scotland Plc with The Royal Bank of Scotland Plc (New York Branch) as Agent and U.S. Swingline Agent (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006)

4.2	Lender Accession Agreement with Merrill Lynch International Bank Limited, effective as of May 8, 2007.

4.3	Agreement for US$4,675,000,000 7 year Revolving Credit Facility (subsequently increased by accession of further lenders to US$5,025,000,000), dated June 24, 2005, among, inter alia, the Company, Banc of America Securities Limited; Banca Intesa SpA; Banco Bilboa Vizcaya Argentaria S.A.; Banco Santander Central Hispano, S.A. London Branch; Barclays Capital; Bayerische Hypo-und Vereinsbank AG; BNP Paribas; Calyon; Citigroup Global Markets Limited; Deutsche Bank AG London; HSBC Bank Plc; ING Bank N.V., London Branch; J.P. Morgan Plc; Lehman Commercial Paper Inc., UK Branch; Lloyds TSB Bank Plc; Mizuho Corporate Bank, Ltd; Morgan Stanley Bank International Limited; National Australia Bank Limited ABN 12 004 044 937; The Bank of Tokyo-Mitsubishi, Ltd; The Royal Bank of Scotland Plc; UBS Limited; Unicredit Banca d’Impresa SpA; WestLB AG, London Branch; William Street Commitment Corporation; Commerzbank Aktiengesellschaft, Filiale Düsseldorf; KBC Bank NV; Standard Chartered Bank; TD Bank Europe Limited; The Bank of New York; Banca Intesa SpA; Banco Bilbao Vizcaya Argentaria S.A.; Banco Bilbao Vizcaya Argentaria S.A. (New York Branch); Banco Santander Central Hispano, S.A. London Branch; Bank of America, N.A., Barclays Bank Plc; Bayerische Hypo-und Vereinsbank AG; BNP Paribas (London Branch); BNP Paribas, New York Branch; Calyon; Citibank, N.A.; Commerzbank Aktiengesellschaft, Filiale Düsseldorf; Deustche Bank AG London; Deutsche Bank AG New York; HSBC Bank Plc; ING Bank N.V., London Branch; JPMorgan Chase Bank, N.A.; KBC Bank NV; Lehman Commercial Paper Inc., UK Branch; Lloyds TSB Bank Plc; Mizuho Corporate Bank, Ltd.; Morgan Stanley Senior Funding, Inc.; Morgan Stanley Bank International Limited; National Australia Bank Limited ABN 12 004 044 937; Standard Chartered Bank; TD Bank Europe Limited; The Bank of New York; The Bank of Tokyo-Mitsubishi, Ltd.; The Royal Bank of Scotland Plc; The Royal Bank of Scotland Plc (New York Branch); UBS AG, London Branch; UBS Loan Finance LLC; Unicredit Banca d’Impresa SpA; WestLB AG, London Branch; WestLB AG, New York Branch; William Street Commitment Corporation; and The Royal Bank of Scotland plc with The Royal Bank of Scotland Plc (New York Branch) as Agent and US Swingline Agent. (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006)

4.4	Lender Accession Agreement with Merrill Lynch International Bank Limited, effective as of May 8, 2007.

4.5	Vodafone Group Long Term Incentive Plan (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.6	Vodafone Group Short Term Incentive Plan (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.7	Vodafone Group 1999 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.8	Vodafone Group 1998 Company Share Option Scheme (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.9	Vodafone Group 1998 Executive Share Option Scheme (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.10	Vodafone Group 2005 Global Incentive Plan (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006).

4.11	Service Contract of Arun Sarin (incorporated by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2003).

4.12	Service Contract of Andrew Halford (incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006).

4.13	Agreement for services for Sir John Bond.

4.14	Letter of Appointment of Dr. Michael Boskin (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2003).

4.15	Letter of Appointment of Professor Sir Alec Broers, now Lord Broers, (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2003; at a meeting of the Directors of the Company held on September 16, 2003, the term of office of Professor Sir Alec Broers was extended until December 31, 2006).

4.16	Letter of Appointment of Dr. John Buchanan (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2003).

4.17	Letter of Appointment of Anne Lauvergeon (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006).

4.18	Letter of Appointment of Jurgen Schrempp (incorporated by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2004).

4.19	Letter of Appointment of Luc Vandevelde (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2004).

4.20	Letter of Appointment of Anthony Watson (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006).

4.21	Letter of Appointment of Philip Yea (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report for the financial year ended March 31, 2006).

4.22	Service contract of Vittorio Colao

4.23	Letter of appointment of Alan Jebson

4.24	Letter of appointment of Nick Land

7.1	Computation of ratio of earnings to fixed charges for the years ended March 31, 2007, 2006 and 2005.

7.2	Computation of ratio of earnings to fixed charges for the years ended March 31, 2004 and 2003.

8	The list of the Company’s subsidiaries is incorporated by reference to note 12 to the Consolidated Financial Statements included in the Annual Report.

12	Rule 13a – 14(a) Certifications.

13	Rule 13a – 14(b) Certifications.

15.1	Consent letter of Deloitte & Touche LLP, London.

15.2	Consent letter of Deloitte & Touche LLP, New York