Form 20-F
period 2009-03-31
VODAFONE GROUP PUBLIC LTD CO
filed 2009-06-01
CIK 839923

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: March 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:
For the transition period from:                      to
Commission file number: 001-10086
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

Ordinary Shares of 11 3/7 US cents each	54,483,872,615
7% Cumulative Fixed Rate Shares of £1 each	50,000
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
Yes ☑     No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐     No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting ☑ Standards as issued by the International Accounting Standards Board	Other ☐
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

Vodafone Group Plc Annual Report on Form 20-F For the year ended 31 March 2009

This constitutes the annual report on Form 20-F of Vodafone Group Plc (the ‘Company’) in accordance with the requirements of the US Securities and Exchange Commission (the ‘SEC’) and for the year ended 31 March 2009 and is dated 2 June 2009. This document contains certain information set out within the Company’s annual report in accordance with International Financial Reporting Standards (‘IFRS’) and with those parts of the UK Companies Act 1985 applicable to companies reporting under IFRS, dated 19 May 2009, as updated or supplemented if necessary. Details of events occurring subsequent to the approval of the annual report on 19 May 2009 are summarised on page A-1. The content of the Group’s website (www.vodafone.com) should not be considered to form part of this annual report on Form 20-F. In the discussion of the Group’s reported financial position, operating results and cash flow for the year ended 31 March 2009, information is presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies, including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure. For further information see “Non-GAAP information” on pages 138 to 139 and “Definition of terms” on page 143. The terms “Vodafone”, the “Group”, “we”, “our” and “us” refer to the Company and, as applicable, its subsidiary undertakings and/or its interests in joint ventures and associated undertakings. This document contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and business management and strategy, plans and objectives for the Group. For further details, please see “Forward-looking statements” on page 142 and “Principal risk factors and uncertainties” on pages 38 and 39 for a discussion of the risks associated with these statements. Vodafone, the Vodafone logo, Vodafone live!, Vodafone Mobile Broadband, Vodafone Office, Vodafone Wireless Office, Vodafone Passport, Vodafone Speak, Vodafone Email Plus, Vodafone M-PESA, Vodafone Money Transfer, Vodafone Station and Vodacom are trade marks of the Vodafone Group. The RIM ® and BlackBerry ® families of trade marks, images and symbols are the exclusive properties and trade marks of Research in Motion Limited, used by permission. RIM and BlackBerry are registered with the US Patent and Trademark Office and may be pending or registered in other countries. Windows Mobile is either a registered trade mark or trade mark of Microsoft Corporation in the United States and/or other countries. Other product and company names mentioned herein may be the trade marks of their respective owners. Copyright © Vodafone Group 2009

Our vision is to be the communications
leader in an increasingly connected world

Executive summary*

2	Chairman’s statement
4	Performance at a glance
6	Chief Executive’s review
8	Operating environment and strategy
10	Group at a glance

Business*

12	Business overview
14	Technology and resources
18	People
20	Customers, marketing and distribution
21	Services and devices

Performance*

24	Key performance indicators
25	Operating results
37	Outlook
38	Principal risk factors and uncertainties
40	Financial position and resources
45	Corporate responsibility

Governance*

48	Board of directors and Group management
51	Corporate governance
57	Directors’ remuneration

Financials

68	Contents
69	Directors’ statement of responsibility*
70	Audit report on internal controls
71	Critical accounting estimates
73	Audit report on the consolidated financial statements
74	Consolidated financial statements
120	Audit report on the Company financial statements
121	Company financial statements

Additional information

127	Shareholder information*
134	History and development*
135	Regulation*
138	Non-GAAP information*
140	Form 20-F cross reference guide
142	Forward-looking statements
143	Definition of terms
144	Selected financial data

* These sections make up the directors’ report.

Vodafone Group Plc Annual Report 2009 1

Chairman’s statement Your company is driven by strong cash generation, a sound liquidity position and a diverse and geographically spread customer base. This year your Company has delivered adjusted operating profit of £11.8 billion and generated £5.7 billion of free cash flow before licence and spectrum payments, helped by foreign exchange movements and despite pressure on revenue in challenging economic circumstances. This has allowed us to buy back £1 billion of shares and pursue a progressive dividend policy. The Board is recommending a final dividend of 5.20 pence, making a total for the year of 7.77 pence. Regrettably, the share price has declined by 17% since the beginning of the year, from 154.3 pence to 127.5 pence, but has nonetheless outperformed the FTSE100 which has declined by 24% over the same period. We have seen continuing growth in proportionate customer numbers to 303 million at year end, as well as growth in mobile voice minutes of use and particularly data services. There is considerable evidence that the economic crisis has had a significant effect on the environment in which we operate, across our various markets. Inevitably, during rapid economic decline and rising unemployment, our customers – enterprise and consumer – are looking carefully for ways to reduce their expenditure. We have responded to the pressure on household and business expenses with pricing plans designed to address customers’ needs. So the telecommunications sector is not immune from the impact of the global recession but it has demonstrated a greater degree of resilience than certain other parts of the economy. The services we provide have assumed increasing importance in the day to day lives of our customers. We see this particularly in the way in which our services, particularly data services such as email and internet access, offer new flexibility in the way people lead their business and personal lives. When more stable economic conditions return, this new flexibility should also support more sustainable growth, unlocking important potential social and ecological benefits. In addition to the impact of the economic downturn, we continued to see pricing pressure lead to reductions of around 15% year on year in Europe. The period of rapid growth in new mobile customers in much of Europe is now over and we need to adjust our resources accordingly. We are well on our way to delivering the £1 billion reduction in operating costs to which we are committed. We will maintain this focus over the coming year and expect to deliver on our commitment by the following financial year. Sadly, this involves reducing our workforce but we nevertheless remain intent that Vodafone should continue to be a good place to work. With prudent control of capital expenditure and reductions to operating expenditure, your Company is positioning itself to benefit from the re-invigoration of the economy when it comes, driven by strong cash generation, a sound liquidity position, and the diversity and geographic distribution of our customer base. Your Company will continue to promote innovation in products and services across the range of our markets. For example, over 6 million people are now using the Vodafone Money Transfer system (branded M-PESA in Kenya) in Kenya, Tanzania and Afghanistan. In total, they are sending approximately US$200 million a month, mostly as small transactions of less than US$20. With over 4 billion people owning mobile handsets, we believe that for the majority of the world’s population, mobile is likely to be the primary means of access to the internet. Higher speed networks in markets such as South Africa and Egypt increase the speed and range of internet access. Using economies of scale to work with handset manufacturers has allowed approximately eight million customers to gain access to communications through our ultra low cost handsets during the year, at the same time helping to make Vodafone the second largest handset brand in India. 2 Vodafone Group Plc Annual Report 2009

Vodafone –13% FTSE 100 –20% Vodafone share price +7 % vs FTSE 100 We have engaged with governments and policy-makers to urge them not to lose sight of the benefits in terms of investment, innovation and customer service which competition brings, of which the mobile industry is a leading example. We believe that a descent into protectionism and national preference would damage the prospects for the industry and for our ability to serve our customers’ needs. Regulation and taxation of the telecommunications sector continues to have a significant impact on our business, our customers and our shareholders. We have worked to ensure that legislators and regulators appreciate the need to maintain a balance between the short term benefit to the consumer and the long term interest of the consumer in investment and innovation. Your Board refreshed the Company’s strategy in November 2008 and set strategic priorities which it believes will help your Company come through the economic crisis. The review did not lead to any radical change of direction but put renewed emphasis on operational performance, tight control of costs, free cash flow generation and a cautious approach to further footprint expansion. The past year has seen us expand into two new markets (Ghana and Qatar), slightly increase our shareholding in Polkomtel in Poland and attain majority control of our long-standing joint venture Vodacom in South Africa. An important step towards in-market consolidation came with the agreement to merge our operation in Australia with the fourth largest operator, Hutchison 3G Australia, underlining the value creation which such consolidation can bring. The past year has seen our new Chief Executive, Vittorio Colao, who succeeded Arun Sarin at last year’s AGM, put his deep knowledge of the mobile industry to good effect in steering your Company through economic recession. I am delighted that your Board has also been joined by a leading African businessman, Samuel Jonah. As we increase our interest in Africa, with the integration of Ghana Telecommunications into Vodafone, and our increased shareholding in Vodacom, Sam will bring invaluable insights to our work. Since the end of the financial year, Michel Combes, the Chief Executive of the Group’s Europe Region, and Steve Pusey, the Group Chief Technology Officer, have been appointed to the Board with effect from 1 June. Their appointments will help ensure that there is a good balance on the Board of both executive and non-executive directors and I am confident that they will be major contributors to the future of your Company. Finally, your Board has continued to fund the work of The Vodafone Foundation, which is an important way of supporting the communities and societies where we make our profits. We invested £48 million in The Vodafone Foundation programmes during the 2009 financial year. The Vodafone Foundation and the network of national affiliates in our markets continue to achieve high recognition for the contribution they make. Highlights from The Vodafone Foundation programme over the past year include World of Difference, which helped individuals from 12 of our markets to take a year to work for the charity of their choice; a public health mobile data gathering system (“episurveyor”) helping to prevent the spread of disease in 22 African countries; and the mHealth Alliance, announced in February 2009 with the Rockefeller Foundation, which will promote the use of mobile technology in finding solutions to healthcare challenges. On behalf of the Board, I would like to thank all Vodafone staff around the world for their tremendous work and commitment against a difficult economic background. Your Board is pleased with the resilience of the Company and confident that the Company will be well positioned for economic recovery when it comes.

Performance at a glance

Group

Revenue (£bn)	Adjusted operating profit (£bn)	Free cash flow[1] (£bn)	Capital expenditure (£bn)
£41.0bn	£11.8bn	£5.7bn	£5.9bn
15.6% growth	16.7% growth	2.5% growth	16.4% growth

31.1
35.5
41.0
2007
2008
2009

9.5
10.1
11.8
2007
2008
2009

6.3
5.6
5.7
2007
2008
2009

4.2
5.1
5.9
2007
2008
2009

(1) Before licence and spectrum payments.

Financial highlights

Operational highlights

4 Vodafone Group Plc Annual Report 2009

Performance at a glance Vodafone is the world’s leading international mobile communications group by revenue, providing a wide range of communications services. Financial highlights Total dividends per share up 3.5% to 7.77 pence; final dividend per share of 5.20 pence Free cash flow generation remains strong despite economic environment Increased data revenue driven by higher penetration of Vodafone Mobile Broadband cards and handheld business devices for internet and email services Group adjusted operating profit of £11.8 billion before impairment charges of £5.9 billion Verizon Wireless’ Alltel acquisition creates largest US wireless operator, with 87 million customers £1 billion cost reduction programme accelerated; over 65% expected to be achieved in the 2010 financial year Operational highlights Over 302 million proportionate mobile customers Closing fixed broadband customer base of 4.6 million, up 1 million during the year Touch screen BlackBerry ® Storm™ available exclusively to Vodafone’s customers in 11 markets 7.2 Mbps high speed mobile broadband network available in key areas Vodafone Mobile Broadband USB modem won iF design recognising best product design in the world Invested £48 million in The Vodafone Foundation programmes during the year

Executive summary

Regions

	Revenue[1] (£bn)	Adjusted operating profit[1] (£bn)	Operating free cash flow[1][2] (£bn)	Capital expenditure[1] (£bn)
	5.8 5.5 29.6	3.5 0.5 0.7 6.6	(0.1) 0.6 7.6	1.9 2.9 0.9
	% growth	% growth	% growth	% growth
Europe	13.6	6.8	3.0	14.8
Africa and Central Europe	11.2	(13.3)	(28.5)	(4.9)
Asia Pacific and Middle East	32.3	(0.9)	(100+)	25.6
Verizon Wireless (US)	38.9[3]	44.7		

(1) The sum of these amounts do not equal Group totals due to Common Functions and intercompany eliminations.
(2) Before licence and spectrum payments.
(3) This amount is not included in related Group total as Verizon Wireless is an associated undertaking.

Service revenue

Voice (£bn)	Messaging (£bn)	Data (£bn)	Fixed and other services (£bn)	Service revenue (£bn)
26.9	4.5	3.0	3.9	38.3
% growth	% growth	% growth	% growth	% growth
11.4	12.8	43.7	37.9	15.9

21.6
24.2
26.9
2007
2008
2009

3.5
4.0
4.5
2007
2008
2009

1.4
2.1
3.0
2007
2008
2009

2.4
2.8
3.9
2007
2008
2009

28.9
33.0
38.3
2007
2008
2009

Vodafone Group Plc Annual Report 2009 5

Regions Revenue (1) Adjusted operating Operating free Capital expenditure (1) (£bn) profit (1) (£bn) cash flow (1)(2) (£bn) (£bn) Service revenue Voice Messaging Data Fixed and other services Service revenue (£bn) (£bn) (£bn) (£bn) (£bn) 26.9 4.5 3.0 3.9 38.3 % growth % growth % growth % growth % growth 11.4 12.8 43.7 37.9 15.9 Vodafone Group Plc Annual Report 2009 5

Chief Executive’s review These results demonstrate the benefit of the rapid action we took to address the current economic conditions and highlight the benefits of our geographic diversity. Financial review of the year These financial results reflect the benefits of the actions we took to adjust to the deteriorating economic environment, in particular with respect to costs. We achieved results in line with all of the guidance ranges we issued in November 2008 and also generated free cash flow in line with the initial guidance range we established in May 2008, before the extent of the downturn became apparent. During the year, Group revenue increased by 15.6% to £41.0 billion and by 1.3% on a pro forma basis, including India, which was acquired in May 2007. The Group’s adjusted EBITDA margin declined by 1.8 percentage points, in line with the first half and our expectations, one third of which was due to the impact of acquisitions and disposals, foreign exchange and business mix. Group adjusted operating profit increased by 16.7% to £11.8 billion, with a growing contribution from Verizon Wireless and foreign currency benefits offsetting weaker performance in Europe. At year end, Vodafone had 303 million proportionate mobile customers worldwide. Cash generation remained robust, with free cash flow of £5.7 billion before licence and spectrum payments, up around 3%, with foreign currency benefits being offset by the deferral of a £0.2 billion dividend from Verizon Wireless, which was received in April 2009. The economic downturn is affecting Vodafone in several ways. In our more mature European and Central European operations, voice and messaging revenue has declined, primarily driven by lower growth in usage and continued double digit price declines. Roaming revenue fell due to lower business and leisure travel. Enterprise revenue growth slowed as our business customers reduced activity and headcount. Double digit data revenue growth continued, as we actively market increasingly attractive network speeds, handsets and services into an under penetrated market. In contrast to Europe, results in Africa and India remained robust driven by continued but lower GDP growth and increasing penetration. broadband. Mobile contribution margins remained stable. Operating free cash flow before licence and spectrum payments was strong at £7.6 billion. In Africa and Central Europe, organic revenue grew by 3.9%, with double digit revenue growth at Vodacom being offset by weakness in Turkey. After the year end, we completed our transaction with Telkom in South Africa and increased our ownership of Vodacom to 65%. adjusted EBITDA margins declined by around three percentage points, driven substantially by lower profitability in Turkey where, having appointed new management in early 2009, we will continue to implement our turnaround plan with a primary focus on network quality, distribution and competitive offers. In Asia Pacific and Middle East, revenue increased by 19% on a pro forma basis, reflecting a strong contribution from India where revenue grew by 33% on a pro forma basis. During the 2009 financial year we added 24.6 million customers in India and ended the year with the highest rate of net additions in the market. In Egypt, revenue increased by 11.9% at constant exchange rates and adjusted EBITDA margins remained broadly flat. The adjusted EBITDA margin in the region declined by 3.7 percentage points, reflecting lower margins in India caused by the pricing environment, the impact of our IT outsourcing agreement and investment in new circles. Verizon Wireless posted another set of strong results. Organic service revenue growth was 10.5%, driven by increased customer penetration and data. In January 2009, Verizon Wireless completed its acquisition of Alltel which is expected to generate cost synergies with a net present value of over US$9 billion and makes Verizon Wireless the largest US mobile company with 87 million customers. During the year, we have deepened our commercial relationship with Verizon Wireless, which now contributes 30% of our adjusted operating profit, with joint initiatives around LTE technology, enterprise customers and BlackBerry devices. 6 Vodafone Group Plc Annual Report 2009

87% of free cash flow before licence and spectrum payments returned to shareholders customers. In Germany, we have extended our SuperFlat tariff family to include bundled mobile data and fixed broadband options. SuperFlat net additions have remained strong at 404,000 in the last quarter. Similar concepts of value enhancement products have been launched in most European markets, including Italy, Spain, the UK and Ireland. We have accelerated our £1 billion cost reduction programme, which will help us to offset the pressures of cost inflation and the competitive environment and invest in revenue growth opportunities. In the 2009 financial year, we achieved approximately £200 million of cost savings, which were partially offset by restructuring charges. We now intend to deliver at least 65% of the total programme in the 2010 financial year, ahead of plan. The benefits of the programme are visible in our results. In the 2009 financial year, despite significant increases in mobile voice minutes and data usage, Europe’s operating expenses remained broadly flat and mobile contribution margins were stable. Since November 2008: we have established the Vodafone Roaming Services business unit, which will manage international wholesale roaming activities across the Group; we have outsourced our field network maintenance operations in the UK; and we have executed network sharing arrangements across Germany, Ireland, Spain and the UK. We are reviewing our programme to identify further ways in which the Group can benefit from its regional scale and further reduce costs in order to offset external pressures and competitor action and invest in growth. Pursue growth opportunities in total communications Data revenue grew by 25.9% on an organic basis and is now over £3 billion. We continue to push penetration of handheld business and PC connectivity devices. In April, Verizon Wireless joined the Joint Innovation Lab (‘JIL’) established by Vodafone, China Mobile and SoftBank. The JIL is creating a single platform for developers to create mobile widgets and applications on multiple operating systems and access the partners’ combined 1.1 billion customer base. Vodafone will also provide access to third parties to billing, location and other platforms, to enhance user experience and create a favourable environment for all. In fixed broadband, we have continued to grow our customer base in Italy and Spain, and in Germany, returned to revenue growth in the fourth quarter. We now have 4.6 million customers, an increase of around 1 million during the year, of which 0.6 million arose in the second half. The addition of appropriate quality fixed broadband capability is increasing the range of products we can offer to customers, in particular in enterprise, and providing us with the ability to compete with integrated competitors. Europe’s enterprise revenue grew by 1.2% during the year, ahead of overall business trends, demonstrating the progress we are making to address the enterprise opportunity. Vodafone Global Enterprise, which serves our larger enterprise customers on a Group-wide basis, delivered revenue growth of around 9%, demonstrating the appeal of Vodafone to multinational corporations. Execute in emerging markets We have continued to drive penetration in India, generating strong revenue growth from our brand and commercial offers and a substantial investment in network coverage. Indus Towers, our infrastructure joint venture with Bharti and Idea, began operating during the financial year. We expect Indus Towers will enable Vodafone to increase its capital efficiency in India and also to benefit from revenue generated from selling capacity to other operators. Growth at Vodacom, which has strengthened its total communications offering through the acquisition of Gateway, has been strong. Our performance in Turkey, where we remain focused on our turnaround plan, has been disappointing. We will con tinue to invest throughout the 2010 financial year to relaunch the company. In Qatar, the Group commenced operations after the end of the financial year, having been awarded the second licence with its partner, the Qatar Foundation, during the year. In August 2008, the Group acquired 70.0% of Ghana Telecommunications, an integrated mobile and fixed line telecommunications operator, which has since been rebranded to Vodafone. Whilst emerging markets are of interest to us, we remain cautious and selective on future expansion. Our primary focus will remain on driving results from our existing assets. Strengthen capital discipline During the year we returned approximately 87% of free cash flow before licence and spectrum payments to shareholders in the form of dividends and share buy backs. Net debt has increased to £34 billion, primarily as a result of foreign currency movements. The Group has retained a low single A credit rating in line with its target. In February 2009, consistent with our active stance on in-market consolidation, we agreed to merge Vodafone Australia with Hutchison 3G Australia to create a new jointly owned company which will operate under the Vodafone brand. This transaction, which is subject to regulatory approval, is expected to generate cost synergies with a present value of AUS$2 billion and will release capital to Vodafone through a AUS$0.5 billion deferred payment. Customers in Australia will benefit from the enlarged entity’s scale. Prospects for the year ahead challenging in the 2010 financial year. IMF forecasts indicate a GDP decline of 4% in 2009 across the Vodafone footprint within Europe and Central Europe and that unemployment could increase significantly. In these markets, we expect that voice and messaging revenue trends will continue as a result of ongoing pricing pressures and slowing usage. However, we expect further growth in data revenue. In Turkey, where we will focus on our turnaround plan, we expect that the 2010 financial year will be challenging. Revenue growth in other emerging markets, in particular India and Africa, is expected to continue as we drive penetration in these markets. We expect another year of good performance at Verizon Wireless.

Operating environment and strategy

The telecommunications industry remains attractive

Vodafone is well positioned in the telecommunications industry

May 2006 strategy

In May 2006, Vodafone formulated a five point strategy and strong progress has been made against the key objectives. Mobile phone usage has grown significantly, partly offsetting price declines, key operating costs and capital expenditure targets have been met and exposure to emerging markets has increased. The share of revenue from non-core mobile or total communication services has grown through both significant data revenue growth and an increased fixed broadband presence. In addition, the Group has refined its portfolio of businesses and disposed of several non-core assets. Lastly, Vodafone has maintained a disciplined approach to its capital structure, which has proved right for the business, particularly in the current environment, and also returned a significant level of cash to shareholders.

Evolving telecommunications environment

A number of challenges have evolved since 2006. In particular, the macro economic environment has become more challenging. Competitive pressures continue to be strong, contributing to price declines of around 15% per annum. Consumers have an ever growing choice of converged communication offers from established mobile and fixed line operators and newer entrants including handset manufacturers, internet based companies and software providers. In addition, mobile virtual network operators, that lease network capacity from mobile companies, are becoming increasingly prevalent. Finally, regulators continue to press for substantially lower mobile termination rates and roaming prices, and these areas together account for around 17% of Group revenue.

November 2008 revised strategy

In light of the changing environment the Group revised its May 2006 strategy. The new key target is to focus on driving free cash flow generation. This target is supported by four main objectives: drive operational performance, pursue growth opportunities in total communications, execute in emerging markets and strengthen capital discipline.

May 2006 strategy

May 2006	Progress to November 2008
Revenue stimulation and cost reduction in Europe	– Driving usage growth to offset price declines – Delivered on cost and capital expenditure targets
Emerging market growth	– Increased presence: Ghana, India, Poland, Qatar and Vodacom
Total communications	– Annualised data revenue £2.8 billion – Broadband capabilities in 12 markets
Manage portfolio for maximum returns	– Disposal of non-core assets: Switzerland and Belgium
Capital structure and shareholder returns	– Higher dividends: 7.51p in 2008 (6.07p in 2006) – £20 billion cash returned to shareholders

Environment: economic, competitive and regulatory pressures

8 Vodafone Group Plc Annual Report 2009

Operating environment and strategy Vodafone’s strategy is focused on improving operational execution and pursuing growth opportunities in total telecommunications services, while delivering strong free cash flow. The telecommunications industry remains attractive Notwithstanding a challenging economic background and rising unemployment, the fundamentals of the telecommunications industry continue to be attractive. The sector remains relatively resilient, but not immune, as it provides essential services that serve a fundamental human need to communicate for work and social purposes. In this environment, the sector leaders, such as Vodafone, continue to be able to innovate and deliver new products and services as well as generate strong cash flow. Although revenue from traditional services of voice and messaging in mature markets is growing more slowly due to competitive and regulatory pressures, there remains a significant growth opportunity in mobile data. There are also growth opportunities in enterprise and broadband markets due to increasing demand for integrated solutions, international services and converged offerings. Within the Vodafone footprint, emerging markets, such as India, continue to exhibit the potential for strong growth due to low mobile penetration rates of around 38% on average, compared to over 120% in Europe, which together with higher GDP growth prospects, provide a significant customer growth opportunity. Vodafone is well positioned in the telecommunications industry The Group believes its leading market position is demonstrated by a strong level of free cash flow, with some £18 billion generated over the last three years, a resilient structure based on a diverse portfolio of assets in both mature and emerging markets and a number one or two ranking in most countries in which it operates. The Group has also been a pioneer in data products and services, developing high speed mobile broadband networks and providing simple to use and attractive devices with features such as touch screen technology. The Group has a recognised brand in consumer markets and a strong position in the enterprise segment. In addition, Vodafone is already well placed to benefit from growth in emerging markets, with a presence in a number of the countries where significant growth is expected. In a difficult market environment, the ability to control and reduce costs is ever more important. Against this background, the Group continues to May 2006 Progress to November 2008 Revenue stimulation and – Driving usage growth to offset price declines cost reduction in Europe – Delivered on cost and capital expenditure targets Emerging market growth – Increased presence: Ghana, India, Poland, Qatar and Vodacom Total communications – Annualised data revenue £2.8 billion – Broadband capabilities in 12 markets Manage portfolio for – Disposal of non-core assets: Switzerland and Belgium maximum returns Capital structure and – Higher dividends: 7.51p in 2008 (6.07p in 2006) shareholder returns – £20 billion cash returned to shareholders Environment: economic, competitive and regulatory pressures Economy – Weaker global economic growth and rising unemployment – Lower roaming revenue as enterprise and consumer customers travel less Competition – Ongoing price reductions due to competitive pressures – New entrants: Growing range of providers of converged fixed and mobile services – Expanding presence of mobile virtual network operators Regulation – Industry regulators continue to press for lower mobile termination rates and roaming prices, which impacts around 17% of Group revenue 8 Vodafone Group Plc Annual Report 2009

Executive summary

Vittorio Colao
Chief Executive

Drive operational performance

Pursue growth opportunities in total communications

Vodafone continues to adopt a market by market approach focused on the service, rather than the technology, and targeted at enterprise and high value consumers as a priority.

Execute in emerging markets

Vodafone is already represented in a number of attractive emerging markets. The Group's principal focus is now on execution in these markets, particularly in India, Turkey and the existing African footprint, following the acquisition of a controlling interest in Vodacom based in South Africa. Where possible, Vodafone will also seek to maximise the mobile data opportunity. While new markets are of interest, Vodafone will be cautious and selective on future expansion. The primary focus will remain on driving results from the existing footprint.

Strengthen capital discipline

The Group is focused on generating £5 billion to £6 billion of free cash flow per annum, excluding licence and spectrum and any potential CFC tax settlement. In terms of cash deployment, the priority is to invest in existing businesses, expand in the growth areas of mobile data, enterprise and broadband and acquire, where appropriate, new spectrum to support voice and data traffic growth.

Beyond this, the Group will aim to enhance returns to shareholders, primarily by increasing dividends. In November 2008, the Board adopted a progressive dividend policy where dividend growth reflects the underlying trading and cash performance of the Group. The Group remains committed to the current low single A long term average credit rating.

After investing in existing business and returns to shareholders, the Group will consider opportunities to reshape the portfolio. In emerging markets, the focus is on execution rather than expansion. In addition, the Group's current capital structure implies that any significant acquisition would likely need to be funded through portfolio disposals. Vodafone supports in-market consolidation, such as the recent agreement to merge the Australian assets of Vodafone and Hutchison 3G Australia to form a 50:50 joint venture.

November 2008 revised strategy

Vodafone Group Plc Annual Report 2009 9

“ We are confident that our strategy is appropriate for the current operating environment” Vittorio Colao Chief Executive Drive operational performance Vodafone aims to improve execution in existing businesses through customer value enhancement and cost reduction. Value enhancement involves maximising the value of existing customer relationships, not just the revenue. This approach shifts away from unit based tariffs to propositions that deliver much more value to customers in return for greater commitment, incremental penetration of the account or more balanced commercial costs. This requires a more disciplined approach to commercial costs to ensure investment is focused on those customers with higher lifetime value. Customer value enhancement replaces the previous focus on revenue stimulation. The Group has established a significant number of initiatives which are expected to reduce current operating costs by approximately £1 billion per annum by the 2011 financial year, to help offset the pressures from cost inflation and the competitive environment and to enable investment in growth opportunities. As a result, on a like for like basis, Vodafone is targeting broadly stable operating costs in Europe and for operating costs to grow at a lower rate than revenue in emerging markets between the 2008 and 2011 financial years. Capital intensity is expected to be around 10% over this period in Europe and to trend to European levels in emerging markets over the longer term. Pursue growth opportunities in total communications Regarding growth opportunities, the three target areas are mobile data, enterprise and broadband. Vodafone has already made significant progress on mobile data, with annual revenue of £3 billion, 26% higher on an organic basis than that of a year ago, but the opportunity remains significant as the proportion of the customer base that regularly uses data services is only around 10% in Europe. In the enterprise segment, Vodafone has a strong position in core mobile services, mainly amongst larger corporations. The aim is to build upon this position and expand into the broader communications market, serving small and medium sized businesses with converged fixed and mobile products and services and to continue to increase the Group’s penetration of multinational accounts. In fixed broadband, the Group has a presence in all of its European markets and 4.6 million customers globally. Focus on free cash flow generation and execution Progress Drive operational performance – Value enhancement – Launched new products in a number of markets, which offer – Cost reduction customers more value in return for increased commitment – Accelerated £1 billion cost reduction programme; expect to achieve 65% in 2010 Pursue growth opportunities – Mobile data – Expanded range of data devices with the BlackBerry Storm, in total communications – Enterprise iPhone and netbooks with built-in broadband – Broadband – Revenue growth of 9% in Vodafone Global Enterprise – 1 million new fixed broadband customers; closing base of 4.6 million Execute in emerging markets – Delivery in existing markets – Nationwide footprint in India – Selective expansion/ – Commenced operations in Qatar since year end cautious approach – Acquired Gateway in Africa to strengthen total communications portfolio Strengthen capital discipline – Shareholder returns – Returned over 87% of free cash flow before licence and spectrum – Clear priorities for payments to shareholders in the 2009 financial year surplus capital – In-market consolidation through merger of Vodafone Australia with Hutchison 3G Australia Vodafone Group Plc Annual Report 2009 9

Group at a glance

Europe

UK 100.0%
Ireland 100.0%
Netherlands 100.0%
Germany 100.0%
France 44.0%
Italy 76.9%
Portugal 100.0%
Spain 100.0%
Albania 99.9%
Greece 99.9%
Malta 100.0%

Revenue growth (%)

14.3
25.1
14.8
(0.6)
16.3
Germany
Italy
Spain
UK
Other

Country	Customers[1]
Germany	35,471
Italy	22,914
Spain	16,910
UK	18,716
Albania	1,395
France	8,620
Greece	5,899
Ireland	2,175
Malta	201
Netherlands	4,618
Portugal	5,639

(1) In thousands. Proportionate mobile customer numbers at 31 March 2009. See "Definition of terms" on page 143.

Africa and Central Europe

Poland 24.4%
Czech Republic 100.0%
Hungary 100.0%
Romania 100.0%
Turkey 100.0%
Ghana 70.0%
Kenya 40.0%
Vodacom[2] 50.0%

Revenue growth (%)

10.5
15.9
(0.3)
18.6
Vodacom
Romania
Turkey
Other

Country	Customers[1]
Vodacom[2]	17,682
Romania	9,588
Turkey	15,481
Czech Republic	2,909
Ghana	1,250
Hungary	2,562
Kenya	5,345
Poland	3,555

(2) Vodacom refers to the Group's interest in Vodacom Group (Pty) Limited in South Africa and its subsidiaries, including its operations in Lesotho, Tanzania, Mozambique and the Democratic Republic of Congo. It also includes its Gateway services and business network solutions subsidiaries, which have customers in more than 40 countries in Africa.

Partner markets

The results of partner markets are included within Common Functions, together with the net result of unallocated central costs and recharges to the Group's operations, including royalty fees for the use of the Vodafone brand.

Partnership agreements in place at 31 March 2009, excluding those with the Group's joint ventures, associated undertakings and investments, are shown in the table to the right.

10 Vodafone Group Plc Annual Report 2009

Group at a glance The Group has a significant global presence, with equity interests in over 30 countries and over 40 partner networks worldwide. The Group is organised in three geographic regions – Europe, Africa and Central Europe, Asia Pacific and Middle East – and Verizon Wireless in the US. Europe The Group’s mobile subsidiaries and joint venture operate under the brand name ‘Vodafone’. The Group’s associated undertaking in France operates as SFR and Neuf Cegetel, and the Group’s fixed line communication businesses operate as ‘Arcor’ in Germany and ‘Tele2’ in Italy and Spain. Africa and Central Europe The Group’s subsidiaries operate under the ‘Vodafone’ brand. The Group’s joint ventures and associated undertaking operate as ‘Plus’ in Poland, ‘Vodacom’ in South Africa and ‘Safaricom’ in Kenya. Partner markets Partner markets extend the Vodafone brand exposure outside the controlled operating companies through entering into a partnership agreement with a local mobile operator, enabling a range of Vodafone’s global products and services to be marketed in that operator’s territory. Under the terms of these partner market agreements, the Group and its partners cooperate in the development and marketing of certain services. These partnerships create additional revenue through royalty and franchising fees without 10 Vodafone Group Plc Annual Report 2009

Executive summary

- Subsidiary
- Joint venture
- Associate
- Investment

Percentages on the maps reflect share of ownership at 31 March 2009

Asia Pacific and Middle East

China 3.2%
Egypt 54.9%
Qatar 38.3%
India 51.6%
Fiji 49.0%
Australia 100.0%
New Zealand 100.0%

Revenue growth (%)

47.6
37.7
12.3
India
Egypt
Other

Country	Customers[2]
India	46,065
Egypt	10,405
Australia	3,970
China	15,324
Fiji	339
New Zealand	2,502
Qatar	–

Verizon Wireless (US)

Verizon Wireless 45.0%

Revenue growth[3] (%)

38.9
US

Country	Customers[2][3]
US	38,948

(3) These amounts are not included in related Group totals as Verizon Wireless is an associated undertaking.

Country	Operator
Afghanistan	Roshan
Armenia	MTS
Austria	A1
Bahrain	Zain
Belgium	Proximus
Bulgaria	Mobiltel
Caribbean[1]	Digicel
Chile	Entel
Croatia	VIPnet
Cyprus	Cytamobile-Vodafone
Denmark	TDC
Estonia	Elisa
Faroe Islands	Vodafone Iceland
Finland	Elisa
Guernsey	Airtel-Vodafone
Honduras	Digicel
Hong Kong	SmarTone-Vodafone
Iceland	Vodafone Iceland
Japan	SoftBank
Jersey	Airtel-Vodafone
Latvia	Bitė
Lithuania	Bitė
Luxembourg	Tango
Macedonia	VIP operator
Malaysia	Celcom
Norway	TDC
Panama	Digicel
Russia	MTS
Serbia	VIP mobile
Singapore	M1
Slovenia	Si.mobile-Vodafone
Sri Lanka	Dialog
Sweden	TDC
Switzerland	Swisscom
Thailand	DTAC
Turkmenistan	MTS
Ukraine	MTS
United Arab Emirates	Du
Uzbekistan	MTS

Note:
(1) Partnership includes Bermuda and the following countries within the Caribbean: Anguilla, Antigua and Barbuda, Aruba, Barbados, Bonaire, Curaçao, the Cayman Islands, Dominica, French West Indies, Grenada, Haiti, Jamaica, Samoa, St Lucia, St Kitts and Nevis, St Vincent, Trinidad and Tobago, Turks and Caicos Islands and British Guyana.

Vodafone Group Plc Annual Report 2009 11

Asia Pacific and Middle East The Group’s subsidiaries and joint venture operate under the ‘Vodafone’ brand, with the Group’s investment in China operating as ‘China Mobile’. Verizon Wireless (US) The Group’s associated undertaking in the US operates under the brand ‘Verizon Wireless’. Country Operator Country Operator Country Operator Afghanistan Roshan Finland Elisa Panama Digicel Armenia MTS Guernsey Airtel-Vodafone Russia MTS Austria A1 Honduras Digicel Serbia VIP mobile Bahrain Zain Hong Kong SmarTone-Vodafone Singapore M1 Belgium Proximus Iceland Vodafone Iceland Slovenia Si.mobile-Vodafone Bulgaria Mobiltel Japan SoftBank Sri Lanka Dialog Caribbean (1) Digicel Jersey Airtel-Vodafone Sweden TDC Chile Entel Latvia Bité Switzerland Swisscom Croatia VIPnet Lithuania Bité Thailand DTAC Cyprus Cytamobile-Vodafone Luxembourg Tango Turkmenistan MTS Denmark TDC Macedonia VIP operator Ukraine MTS Estonia Elisa Malaysia Celcom United Arab Emirates Du Faroe Islands Vodafone Iceland Norway TDC Uzbekistan MTS Vodafone Group Plc Annual Report 2009 11

Business overview This section explains how Vodafone operates, from the key assets it holds to the activities it carries out to enable the delivery of products and services to the Group’s customers. Technology and resources page 14 Network infrastructure Connects all customers together and enables the Group to provide mobile and fixed voice, messaging and data services. Vodafone operates 2G networks in all of its mobile operating subsidiaries and an increasing number of 3G networks, providing customers with an enhanced data experience. Vodafone also operates an increasing number of fixed access networks. Supply chain management Handsets, network equipment, marketing and IT services account for the majority of Vodafone’s purchases, with the bulk being sourced from global suppliers. The Group’s supply chain management team is responsible for managing the Group’s relationships with all suppliers, excluding handsets, providing cost benefits to the Group through utilisation of scale and scope. Research and development (‘R&D’) The emphasis of the Group R&D work programme is to contribute leading edge technical capabilities to Vodafone’s thought and leadership offerings and identify new and emerging opportunities. People page 18 Vodafone employed over 79,000 people worldwide during the 2009 financial year and aims to attract, develop and retain the best people by providing a stimulating and safe environment and offering attractive performance based incentives and rewarding career opportunities. 12 Vodafone Group Plc Annual Report 2009

Business

Marketing and distribution page 20

Marketing and brand

فودافون النـــور
vodafone

Distribution

Direct distribution
Includes owned and franchise retail stores, sales forces selling to enterprise customers and, increasingly, the internet.

Indirect distribution
Includes third party service providers, independent dealers, distributors and retailers and mobile virtual network operators ('MVNOs').

Enterprise

Services and devices page 21

Voice

Messaging

Data

Fixed line

Other

Handsets

The Group has a wide ranging handset portfolio covering different customer segments, price points and an increasing variety of designs.

Vodafone Mobile Broadband

Routers

Vodafone offers broadband services through digital subscriber line ('DSL') and supplies routers to enable customers to access these services, in some cases with mobile broadband built in for fast activation and as backup.

Vodafone Group Plc Annual Report 2009 13

Marketing and distribution page 20 Marketing and brand Vodafone has continued to focus on delivering a superior, consistent and differentiated customer experience through its brand and communication activities. Customer delight index Tracks customer satisfaction and identifies the drivers of customer delight. Sponsorship The Group’s global sponsorship strategy, with central and local sponsorship agreements, has delivered strong results across all Vodafone markets. Enterprise Small to medium enterprise (‘SME’) and corporate The Group’s strategy is to become the total communications provider of choice offering solutions which bring together fixed and mobile voice and data services into an integrated offer to the customer. Multinational Vodafone Global Enterprise (‘VGE’) manages the relationship with Vodafone’s 270 largest multinational corporate customers (‘MNCs’). Services and devices page 21 Voice Vodafone’s core service to customers is to provide mobile voice communications and this continues to make up the largest proportion of the Group’s revenue. Messaging Allows customers to send and receive text, picture and video messages using mobile devices. Data The Group offers email, mobile connectivity and “Internet on Your Mobile” to enhance customers’ access to data services. Fixed line Provides customers with fixed broadband and fixed voice and data solutions to meet their total communication needs. Other Includes mobile advertising and business managed services as well as incoming roaming and wholesale MVNO. Vodafone Group Plc Annual Report 2009 13

Technology and resources

Customer devices

- Handsets
- Netbooks and laptop computers
- Fixed line devices
- Desktop computers

Access and transmission network

Fixed broadband
The DSL access multiplexer provides fixed line telephony connections enabling customers to connect to the internet via Vodafone.

Base station
Base stations manage the wireless radio transmissions to and from Vodafone's customers' mobile devices. They provide coverage over an area known as a cell. The network of cells provides the wide area coverage demanded by customers and aims to provide seamless mobility as they move from one cell to another. Vodafone uses both 2G and 3G mobile technologies.

Private wire corporate access
Vodafone delivers private branch exchange services to its enterprise customers via dedicated private wire connections. Through these the Group delivers the advanced voice and data management needed by corporate operations.

Transmission infrastructure
The transmission infrastructure connects Vodafone access networks to the core network. Vodafone uses a combination of fixed line and wireless (microwave) transmission infrastructure, which Vodafone both owns and leases.

14 Vodafone Group Plc Annual Report 2009

Technology and resources Vodafone’s key technologies and resources include the telecommunications licences it holds and the related network infrastructure, which enable the Group to operate telecommunications networks in 28 controlled and jointly controlled markets around the world. Customer devices As a total communications company, Vodafone’s customers can use a broad range of devices to access its products and services. Access and transmission network Vodafone’s access networks provide the means by which its customers can connect to Vodafone. The Group provides mobile access through a network of base stations and fixed access through consumer DSL or corporate private wire. These access networks connect back to Vodafone’s core network via its transmission network. 14 Vodafone Group Plc Annual Report 2009

Business

Core network

Circuit switched
The circuit switched domain provides voice/video calls and some basic data services. The infrastructure in the circuit switched domain manages the set-up and routing of Vodafone's customers' connections to their desired service.

Packet switched
The packet switched domain provides Vodafone's customers access to data services. This includes managing the delivery of data between mobile devices and setting up data connections to Vodafone's advanced data services and other external networks.

IMS
The IP multimedia subsystem provides advanced control for all internet protocol ("IP") services. It enables Vodafone to deliver rich internet based multimedia services and perform flexible blending of different services.

Other networks

Fixed line operators
Mobile operators
Internet service providers
Corporate networks

Vodafone Group Plc Annual Report 2009 15

Core network The core network is responsible for setting up and controlling the connection of Vodafone’s customers to the Group’s voice and data services. The core network comprises three control domains and a services domain. The different domains and infrastructure within them are connected together via a transmission network. Vodafone networks connect to a wide range of other networks to enable the Group’s customers to reach customers of other operators and access services beyond Vodafone. Service platforms Vodafone’s service platforms deliver advanced customer services and applications such as Vodafone live!, multimedia messaging, email, mobile TV and other data related services. Vodafone Group Plc Annual Report 2009 15

Technology and resources continued

Network infrastructure

The Group's mobile network technologies

2G

3G

High speed packet access ('HSPA')

Current developments in the infrastructure

Access network evolution

Transmission network evolution

Core network evolution

The Group has now consolidated ten national IP networks into a single IP backbone, including the key European markets, centralising IP operations to avoid duplication and achieve simplicity and flexibility in the deployment of new services to serve multiple markets. The Group has continued to expand the deployments of IP multimedia subsystem ('IMS') infrastructure across its markets in order to serve the increasing demand for advanced internet based services and applications.

Licences

The licences held across Vodafone's operating companies enable the Group to deliver its fixed and mobile communication services. Further detail on the issue and regulation of licences and a table summarising the most significant mobile licences held by the Group's operating subsidiaries and the Group's joint ventures in Italy and Vodacom in South Africa at 31 March 2009 can be found in "Regulation" on page 137. In addition, the Group also has licences to provide fixed line services in many of the countries in which it operates.

Through its mobile licences, the Group continues to hold sufficient spectrum in all of its operating subsidiaries and joint ventures to meet the medium term requirements for Vodafone's expected voice and data growth. Re-farming of the Group's existing spectrum to more efficient technologies can also increase the voice and data capacity of Vodafone's networks. In circumstances where the acquisition of additional spectrum offers the most cost effective means to increase capacity, the Group will participate in auctions or other assignment procedures on a case by case basis.

Cost reduction and innovation

While evolving the Group's infrastructure, it is also important that the Group continues to have a tight control over its cost base. Vodafone has been actively driving a variety of initiatives which enable it to manage its network investments.

Infrastructure sharing

Significant effort has been placed in reducing the costs of deploying mobile network infrastructure. During the 2009 financial year, Vodafone announced a number of significant European agreements, including those in Germany, Spain, Ireland and the UK, along with the formation of a joint venture in India, Indus Towers, for the purposes of network sharing with other operators. The Group is now conducting network sharing in all but one of its controlled markets.

Power and energy savings

Vodafone has been actively pursuing a number of initiatives to address energy costs and deliver against its corporate responsibility ('CR') commitment to reduce carbon emissions. During the 2009 financial year, there has been wide scale adoption of free cooling systems across the Group's networks, which remove the need to air condition base station equipment. In addition, the Group is pursuing the introduction of sustainable energy sources such as wind and solar power.

16 Vodafone Group Plc Annual Report 2009

Technology and resources continued Network infrastructure Vodafone’s network infrastructure provides the means of delivering the Group’s mobile and fixed voice, messaging and data services to its customers. The Group’s customers are linked via the access part of the network, which connects to the core network that manages the set-up and routing of calls, transfer of messages and data connections, which provide a wide variety of other services. The Group’s mobile network technologies 2G Vodafone operates 2G networks in all of its mobile operating subsidiaries, through global system for mobile (‘GSM’) networks, offering customers services such as voice, text messaging and basic data services. In addition, all of the Group’s controlled networks operate general packet radio services (‘GPRS’), often referred to as 2.5G. GPRS allows mobile devices to be used for sending and receiving data over an IP based network and enabling data service offers such as internet and email access. In a number of networks, Vodafone also provides an advanced version of GPRS called enhanced data rates for GSM evolution (‘EDGE’). These networks provide download speeds of over 200 kilobits per second (‘kbps’) to Vodafone’s customers. 3G Vodafone’s 3G networks operating the wideband code division multiple access (‘W-CDMA’) standard, provide customers with an optimised data access experience. Vodafone has continued to expand its service offering on 3G networks, now offering high speed internet and email access, video telephony, full track music downloads, mobile TV and other data services in addition to existing voice and basic data connectivity services. High speed packet access (‘HSPA’) HSPA is a 3G wireless technology enhancement enabling significant increases in data transmission speeds. It provides increased mobile data traffic capacity and improves the customer experience through the availability of 3G broadband services and significantly shorter data transfer times. The Group has now deployed the 3.6 mega bits per second (‘Mbps’) peak speed evolution of high speed downlink packet access (‘HSDPA’) across almost all of its 3G networks and also completed the introduction of the 7.2 Mbps peak speed in key areas. The figures are theoretical peak rates deliverable by the technology in ideal radio conditions with no customer contention for resources. While HSDPA focuses on the downlink (network to mobile), high speed uplink packet access (‘HSUPA’) focuses on the uplink (mobile to network) and peak speeds of up to 1.4 Mbps on the uplink have now been widely introduced across most of the Group’s 3G networks. Current developments in the infrastructure As growth in data traffic accelerates with the proliferation in, and adoption of, web services, Vodafone is evolving its infrastructure through a range of initiatives. Acces s network evolution Vodafone is actively driving additional 3G data technology enhancements to further improve the customer’s experience, including evolutions of HSPA technology to upgrade both the downlink and uplink speeds. Vodafone has successfully trialled evolutions of mobile broadband technology achieving actual peak data download rates of up to 16 Mbps and 21 Mbps, which corresponds to theoretical peak rates of 21.6 Mbps and 28.8 Mbps, respectively. Vodafone expects to deploy uplink speeds of around 2 Mbps in a limited number of areas in Europe during the 2010 financial year. Vodafone has continued to expand its fixed broadband footprint in accordance with the Group’s total communications strategy, by building its own network and/or using wholesale arrangements in 12 countries at 31 March 2009. Transmission network evolution Vodafone continues to upgrade its access transmission infrastructure from the base stations to the core switching network to deal with the increasing bandwidth demands in the access network and data dominated traffic mix, driven by HSDPA and fixed broadband. The Group has continued to pursue a strategy of implementing scaleable and cost effective self build solutions and is also leveraging its DSL interests by backhauling data traffic onto more cost effective DSL transport connections. In the core transmission network, the Group has continued to expand its high capacity optical fibre infrastructure, including technology enhancements, which enable the use of cost effective IP technology to achieve high quality carrier grade transport of both voice and data traffic. 16 Vodafone Group Plc Annual Report 2009

Business

It is the Group's policy to agree terms of transactions, including payment terms, with suppliers and it is the Group's normal practice that payment is made accordingly.

- significant progress in long term evolution ("LTE") trials, a global radio access technology, with key partners Verizon Wireless and China Mobile, designed to deliver a range of customer benefits including higher speeds and enhanced throughput performance;
- trials conducted to boost backhaul capacity using new ethernet microwave technology, which is expected to quadruple backhaul capacity in channelling voice and data traffic away from base stations, while enhancing network efficiency and service for customers and offering cost efficiencies;
- launch of the Android powered HTC Magic Pioneer smartphone, providing an improved mobile experience and offering scope for personalisation via the application rich Android market. This follows Vodafone's membership of the Open Handset Alliance, established by Google in 2007 to develop the Android operating system for mobile phones;
- commercial development of near field communications enabled mobile phones and SIM cards to reach international standards. Vodafone and other key players drove the contactless technology development with the SIM at the centre of the architecture and have been trialling pre-standard implementations in Germany and France;
- development and roll out of a framework for improving mobile access to the internet through small, personalised applications known as widgets. Vodafone has also played a pivotal role in driving the standardisation of this technology across the mobile industry; and
- growth and expansion in Vodafone's developer portal, Betavine, which helps developers to transition their applications to operate on mobile devices. Betavine is also being used as a launch pad for Vodafone's engagement with the developer community to bring innovation to the Group's customers and to meet needs in emerging markets through the Betavine social exchange.

Vodafone Group Plc Annual Report 2009 17

Quality of service for data applications The Group has been driving the development of innovative techniques in 3G, which enable it to carefully manage the assignment of capacity in its networks. With increasing bandwidth demands and a data dominated traffic mix, driven by faster HSDPA and fixed broadband, the ability to optimise the allocation of capacity according to the services and applications being used will be essential in managing costs. Femtocells During the 2009 financial year, the Group has been testing femtocells across a number of markets. Femtocells are based on technology which consists of a powered booster box connected to a small antenna that amplifies existing 3G signals from the wide area network to offer enhanced reception over a range of up to nine metres. IT A wide ranging IT transformation programme was initiated in the 2008 financial year to deliver savings, such as the outsourcing of IT application development and maintenance operations, and identify new opportunities. The data centre environment continues to be a major focus area for cost savings, building on the success of the consolidation programme by driving savings initiatives on server virtualisation and storage optimisation. Application simplification is another area of focus as the benefits of reducing the number and complexity of applications include improving time to market for new products and services and cost reduction. Significant savings have been made on Vodafone’s existing IT operations, which have been reinvested in new products and services. Supply chain management Handsets, network equipment, marketing and IT services account for the majority of Vodafone’s purchases, with the bulk of these purchases being from global suppliers. The Group’s supply chain management (‘SCM’) team is responsible for managing the Group’s relationships with all suppliers, excluding those of handsets, providing cost benefits to the Group through utilisation of scale and scope. SCM is a major contributor to the Vodafone cost reduction programme, achieved through a unified approach using global price books and framework agreements, a standardised approach to e-auctions, the introduction of low cost network vendors and achieving best in class pricing for IT storage and servers. Vodafone’s SCM continues to transform itself and is operating across all Vodafone’s operating companies, delivering savings that are measured using a unified savings methodology, which are reported regularly to the Executive Committee. Vodafone’s SCM was centralised in Luxembourg during the 2008 financial year and is delivering further synergies for the Group through the execution of global material strategies based on local market expertise. Worldwide independent benchmarking studies have shown Vodafone SCM as achieving significant cost advantages. Vodafone also has a China Sourcing Centre, which has achieved significant trading volumes, further improving the Group’s cost base. SCM won the “Team of the Year” award and was short listed for the “Corporate Responsibility and Environment” award in the 2008 European Supply Chain Excellence Awards. Suppliers to Vodafone are expected to comply with the Group’s Code of Ethical Purchasing. Further detail on this can be found in “Corporate responsibility” on page 47. Research and development The Group R&D function comprises an international team for applied research in mobile and internet communications and their related applications. It supports the strategic objectives of Vodafone by: contributing leading edge technical capabilities to Vodafone’s consumer offerings in the areas of internet, web and terminal platforms and by directing the standardisation of relevant cross platform technologies; identifying new and emerging business opportunities for fixed and mobile services; and industry leadership in the development of future generation network technology through specification of standards, standardisation and systematic en gineering trials. Group R&D work programme There have been several significant advances during the 2009 financial year including: Vodafone Group Plc Annual Report 2009 17

People

Organisation changes

People engagement

- Employee engagement increased by four percentage points to 75%. This is the highest it has ever been since Vodafone started surveying its people in 2003. It is particularly significant because, for the first time, Vodafone achieved the high performance benchmark for engagement. The high performance benchmark is an external measure of best in class organisations that achieve strong financial performance alongside high levels of engagement. This achievement demonstrates that, more than ever before, people at Vodafone feel proud, committed and willing to give their best.
- Certain results from this year's survey were above the benchmark for other high performing organisations, particularly in relation to fair treatment, encouraging innovation and recognition.
- Vodafone identified three key areas of action (team working, attracting and retaining talent and managing change) from the 2007 survey. The 2008 survey showed significant improvement in each of these areas.

Targets and actions have been identified to build upon and sustain the high level of engagement achieved. The Group plans to carry out another full global survey in November 2009.

Performance management

Vodafone operates a globally consistent performance management process, which requires each individual's performance to be reviewed with his or her manager and career development goals to be set through a performance dialogue. Excluding India, 96% of employees completed a performance review and 95% of employees agreed development goals and business objectives with their manager.

Succession planning is supported through development boards, which occur annually, covering all functions and levels within the organisation. Leadership roles and key appointments are reviewed monthly by the Executive Committee.

Training and development

- **230,314 days of training were provided, an average of three days per employee.**

Vodafone is committed to helping people reach their full potential through ongoing training and development. In the 2009 financial year, Vodafone provided an aggregate of 230,000 days of training, an average of three days per employee.

In the 2008 financial year, over 4,500 managers globally received training on Vodafone's total communication strategy and products. In the 2009 financial year, this training programme was extended to all employees via an online interactive course that has been translated into 11 languages and rolled out to 18 countries. So far, over 8,500 people have completed the online course, and 13,701 people have attended the quarterly web sessions that support the programme.

In the 2008 calendar year, Vodafone launched Inspire, a development programme for the leaders of tomorrow. Inspire has a total of 70 delegates from across 17 countries on the programme, with a further intake planned in the 2009 calendar year. The programme is focused on developing commercial acumen and leadership capabilities through a combination of training, business challenges and international assignments.

Analysis of Group's employees by location

1
2
3
4
5
6
7

1. Germany – 17.4%
2. Italy – 7.9%
3. Spain – 5.5%
4. UK – 13.0%
5. India – 10.9%
6. Vodacom – 4.2%
7. Other – 41.1%

18 **Vodafone Group Plc** Annual Report 2009

People As a global organisation, Vodafone embraces the differences that every employee brings to the Group, recognising that a workforce which reflects the diversity of the customers it serves is better able to understand their expectations and more likely to have the skills and knowledge needed to deliver the innovative products and services that they want. Vodafone employed an average of around 79,000 people worldwide during the 2009 financial year. The Group aims to attract, develop and retain the best people by providing a stimulating and safe working environment, offering attractive performance based incentives and rewarding career opportunities. Organisation changes Creation of three regions managed by regional CEOs. Creation of leaner, more agile organisation. Higher proportion of employees in customer facing roles. Reorganisation of teams whose activities benefit from economies of scale. Vodafone changed the shape and size of its organisation during the 2009 financial year to accommodate growth within the business as well as to create a leaner, more agile structure with clearer reporting lines and accountabilities across the Group. Changes included: creation of three regions (Europe, Africa and Central Europe and Asia Pacific and Middle East), each managed by a Regional CEO; centralisation of teams who manage activities that benefit from the Group’s global scale, including terminal procurement, supply chain, IT and network programmes and product development; continued integration of new acquisitions; and restructuring and cost efficiency activities in some operating companies. As a consequent of these changes, approximately 1,900 jobs were eliminated. Despite these reductions, the overall number of people working for Vodafone grew by 9%, due to growth in emerging markets and business acquisitions. People whose jobs were affected by the organisational changes were treated in line with Vodafone policy and good practice on employee relations and consultation. People engagement Latest people survey had an 85% response rate globally. Increased level of employee engagement, achieving the high performance benchmark. High scores in fair treatment, encouraging innovation and recognition. In November 2008, Vodafone carried out its fourth global people survey. The survey measured the level of engagement (a combination of pride, loyalty and motivation) of the Group’s people and 59,453 people responded to 68 individual questions covering most aspects of the employee experience, achieving an 85% response rate overall. Employee engagement increased by four percentage points to 75%. This is the highest it has ever been since Vodafone started surveying its people in 2003. It is particularly significant because, for the first time, Vodafone achieved the high performance benchmark for engagement. The high performance benchmark is an external measure of best in class organisations that achieve strong financial performance alongside high levels of engagement. This achievement demonstrates that, more than ever before, people at Vodafone feel proud, committed and willing to give their best. Performance management 96% of employees completed performance review. 95% of employees agreed goals. 18 Vodafone Group Plc Annual Report 2009

Business

Equal opportunities and diversity

Reward and recognition

Health, safety and wellbeing

The health, safety and wellbeing ('HS&W') of Vodafone's customers, employees and others who could be affected by its activities are of paramount importance to Vodafone and the Group applies rigorous standards to all of its operations.

Following a review of business activities in the 2009 financial year, Vodafone introduced a group wide product safety and assurance policy to provide clear standards and accountabilities for managing HS&W in the development, sourcing, sale and use of products.

This year saw increasing importance placed on integration of HS&W into Vodafone businesses in developing markets. Supplier performance in managing high risk areas, such as network deployment, was a major focus. A range of initiatives included producing a 'Guide to Partnering with Vodafone' for suppliers, establishing access for suppliers to health and safety resources online and actively engaging with the Group's global network suppliers to agree safety standards.

The Group's continued focus on the implementation of wellbeing initiatives across the business saw a significant improvement in responses by employees to wellbeing questions in the 2008 people survey.

Employment policies

- Policies are developed to reflect local legal, cultural and employment requirements.
- Vodafone aims to be recognised as an employer of choice.

The Group's employment policies are developed to reflect local legal, cultural and employment requirements. The Group seeks to maintain high standards wherever the Group operates, as Vodafone aims to ensure that it is recognised as an employer of choice. The Group considers its employee relations to be good.

Key performance indicators[1]

KPI	2009	2008	2007
Total number of employees[2]	79,097	72,375	66,343
Employee turnover rates (%)	13.0	15.2	14.2
Average training spend per employee (£)	600	704	530
Number of women in the top senior management roles	29 out of 221	26 out of 211	22 out of 204
Number of nationalities in the top senior management roles	23	20	20

Notes:
(1) Of the total number of employees, 71,664 (2008: 62,456, 2007: 59,909) are included in the scope of these figures.
(2) Represents the average number of employees during the financial year, incorporating employees of newly acquired entities from the date of acquisition and the Group's share of employees in joint ventures.

Vodafone Group Plc Annual Report 2009 19

Equal opportunities and diversity Implementation of a new diversity and inclusion strategy. 13% of senior employees and three operating company CEOs are female. 23 nationalities are represented in top management bands. Vodafone is committed to providing a working culture that is inclusive to all. The Group does not condone unfair treatment of any kind and offers equal opportunities for all aspects of employment and advancement regardless of race, nationality, sex, age, marital status, disability or religious or political belief. This also applies to agency workers, self employed persons or contract workers who work for Vodafone. People with disabilities are assured of full and fair consideration for all vacancies and efforts are made to meet their special needs, particularly in relation to access and mobility. Where possible, modifications to workplaces are made to provide access and, therefore, job opportunities for the disabled. Every effort is made to continue the employment of people who become disabled via job design and the provision of additional facilities and appropriate training. Gender diversity is a key focus area for Vodafone. 13% of the Group’s senior employees, including three operating company CEOs, are female. In 2008, Vodafone implemented a diversity and inclusion strategy to improve gender diversity across the Group. Nine work streams were established, overseen by a steering committee, to ensure the Group continues to make progress in this area. Vodafone has started to rollout inclusive leadership workshops for leaders in all operating countries. These workshops aim to improve understanding of inclusive and non-inclusive behaviour. Members of the Executive Committee attended the first of these workshops this year. Extension of reward differentiation based on individual performance. A variety of share plans are offered to incentivise and retain employees. To support the goal of attracting and retaining the best people, Vodafone provides competitive and fair rates of pay and benefits in each local market where it operates. In the 2009 financial year, Vodafone extended reward differentiation based on individual contribution through the global reward programmes. This included individual differentiation on both the global short term incentive plan and the global long term incentive plan. A variety of share plans are offered to incentivise and retain employees and in July 2008, all eligible employees across the Group were granted 290 shares under the global allshare plan. Retirement benefits are provided to employees and vary depending on the conditions and practices in the countries concerned. These are provided through a variety of arrangements including defined benefit and defined contribution schemes. Health, safety and wellbeing Introduction of group wide product safety and assurance policy. Increasing importance placed on integration into operating companies in developing markets. Improvement in employee wellbeing initiatives. Vodafone Group Plc Annual Report 2009 19

Customers, marketing and distribution

Customers

Customer segmentation

Consumer

Enterprise

Marketing and brand

Vodafone's global sponsorship strategy has delivered a strong set of results across all Vodafone markets, with central sponsorship agreements such as the title sponsorship of the Vodafone McLaren Mercedes F1 team. The winning performance of the Vodafone McLaren Mercedes F1 team during the 2008 season enabled Vodafone to maintain a dominant presence in one of the world's most popular sporting events. Vodafone successfully integrated the sponsorship into a wide variety of business activities including communications, events, content and acquisition and retention promotions.

Distribution

Vodafone directly owns and manages over 1,800 stores selling services to customers and providing customer support. The store footprint is constantly reviewed in response to market conditions. The Group also has 5,200 Vodafone branded stores, which sell Vodafone products and services exclusively through franchise and exclusive dealer arrangements. Additionally, in most operating companies, sales forces are in place to sell directly to business customers. The internet is increasingly a key channel to promote and sell Vodafone's products and services and to provide customers with an easy, user friendly and accessible way to manage their services and access support, whilst reducing costs for the Group.

The extent of indirect distribution varies between markets but may include using third party service providers, independent dealers, distributors and retailers. The Group hosts MVNOs in a number of markets, selling access to the Vodafone network at a wholesale level. Where appropriate, Vodafone seeks to enter mutually profitable relationships with MVNO partners as an additional route to market.

72.9

Customer delight index

(2008: 73.1, 2007: 70.6)

9th

in global BrandZ ranking

Up from 11th in 2008

20 **Vodafone Group Plc** Annual Report 2009

Customers, marketing and distribution Vodafone endeavours to ensure that customers’ needs are at the core of all products and services. Understanding these needs and continuing to serve them is key to Vodafone’s customer strategy. Customers Vodafone has 302.6 million proportionate mobile customers across the globe. The Group seeks to use its understanding of customers to deliver relevance and value and communicate on an individual, household, community or business level. In delivering solutions that meet customers’ changing needs in a manner that is easy to access and is available when required, Vodafone aims to build a longer and deeper customer relationship. Vodafone continues to use a customer measurement system called “customer delight” to monitor and drive customer satisfaction in the Group’s controlled markets at a local and global level. This is a proprietary diagnostic system which tracks customer satisfaction across all points of interaction with Vodafone and identifies the drivers of customer delight and their relative impact. This information is used to identify any areas for improvement and focus. Customer segmentation Customer segments are targeted through many different tariffs and propositions, which are adapted for any localised customer preferences and needs. These often bundle together voice, messaging, data and, increasingly, fixed line services. Consumer Customers are typically classified as prepaid or contract customers. Prepaid customers pay in advance and are generally not bound to minimum contractual commitments, while contract customers usually sign up for a predetermined length of time and are invoiced for their services, typically on a monthly basis. Increasingly, Vodafone offers SIM only tariffs allowing customers to benefit from the Vodafone network whilst keeping their existing handset. Enterprise The Group continues to grow usage and penetration across all business segments. VGE manages the Group’s relationship with Vodafone’s 270 largest multinational corporate customers. VGE simplifies the provision of fixed, mobile and broadband services for MNCs who need a single operational and commercial relationship with Vodafone worldwide. It provides a range of managed services such as central ordering, customer self-serve web portals, telecommunications expense management tools and device management coupled with a single contract and guaranteed service level agreements. The Group continues to expand its portfolio of innovative solutions offered to small office home office (‘SoHo’), SME and corporate customers. Increasingly these combine fixed and mobile voice and data services integrated with productivity tools. Marketing and brand Vodafone has continued to build brand value by delivering a superior, consistent and differentiated customer experience. Communication activities are focused on delivering the promise of “helping customers make the most of their time”. The Group’s vision is “to be the communications leader in an increasingly connected world” expanding the Group’s category from mobile only to total communications. To enable the consistent use of the Vodafone brand in all customer interactions, a set of detailed guidelines has been developed in areas such as advertising, retail, online and merchandising. Vodafone regularly conducts brand health tracking, which is designed to measure the brand performance against a number of key metrics and generate insights to assist the management of the Vodafone brand across all Vodafone branded operating companies. An external accredited and independent market research organisation provides global coordination of the methodology, reporting and analysis. 20 Vodafone Group Plc Annual Report 2009

Services and devices
Business

Devices

Handsets

Vodafone Mobile Broadband

DSL routers

- Allow customers to access the Group's fixed broadband services.
- Used by both consumer and enterprise customers, particularly SoHo's and SMEs.
- Wired and wireless routers available.

Product focus: Vodafone Mobile Broadband USB modem

- Won the iF design award recognising best product design in the world, run by the International Design Forum in Hanover, Germany.

vodafone

10.7m
Vodafone branded handsets shipped

4.5m
PC connectivity devices

Product focus: BlackBerry Storm

- First touch screen device from BlackBerry available to Vodafone's customers in 14 markets, exclusively in 11.
- Won best mobile technology breakthrough award at the 2009 GSMA global mobile awards.

BlackBerry
Vodafone
12:21
Thursday, May 22

vodafone

Product focus: Vodafone branded handsets

Vodafone Group Plc Annual Report 2009 21

Services and devices Business Vodafone offers voice, messaging, data and fixed broadband services through multiple solutions and supporting technologies to deliver on its total communications strategy. The advancements in 3G networks and download speeds, handset capabilities and the mobilisation of internet services have contributed to an acceleration of data services usage growth. Devices Vodafone offers a wide range of devices such as handsets, mobile data cards and mobile USB modems. Handsets A wide ranging handset portfolio covers different customer segments, price points and an increasing variety of designs. 67 new models released in the 2009 financial year. 16 exclusive devices launched, including the BlackBerry Storm touch screen device. iPhone launched in 11 markets. 15 consumer handsets available under Vodafone’s own brand in 29 markets. 3G handsets accounting for 42% of total handset sales. Expanded business portfolio with BlackBerry Curve™. Vodafone Mobile Broadband Provides simple and secure access to the internet and to business customers’ systems such as email, corporate applications and company intranets. The Vodafone Mobile Broadband offers enhanced speeds up to 7.2 Mbps downlink and up to 2.0 Mbps uplink by utilising HSPA technology. A wide variety of laptop models are available with built in 3G broadband and Vodafone SIM cards fitted at point of manufacture. Vodafone’s partners Dell and Lenovo fit a Vodafone SIM at point of manufacture. All Vodafone Mobile Broadband USB modems and USB sticks are exclusive designs and benefit from “plug and play” software. Their ease of use and attractive designs support their deployment through consumer channels. A number of netbooks are available with built in 3G broadband, which are much smaller and lighter than a regular laptop, including the new Dell mini 9 netbook. Vodafone Group Plc Annual Report 2009 21

Services and devices continued

Voice

£26,906m

Voice revenue
(2008: £24,151m, 2007: £21,597m)

Outgoing voice

Principal features

Incoming voice

Principal features

Voice roaming

Principal features

- Allows Vodafone's customers to make calls on other operators' mobile networks while travelling abroad.
- International coverage expanded during the year.
- Vodafone Passport offers great value to travellers.

Product focus:

12.5%
reduction in outgoing average price per minute

22.5m
Vodafone Passport customers

Tariffs:

- Wide range of tariffs and propositions on offer.
- Include a range of unlimited value offers, which have been particularly appealing to customers and stimulate voice usage growth.

Vodafone Passport:

- Enables customers to "take their home tariff abroad" offering greater price transparency and certainty to customers.

Outgoing voice usage
(billions of minutes)

168.4
274.8
359.1
2007
2008
2009

Incoming voice usage
(billions of minutes)

66.6
132.4
162.7
2007
2008
2009

Vodafone Passport

Messaging

£4,473m

Messaging revenue
(2008: £3,967m, 2007: £3,496m)

SMS and MMS

- Allows customers to send and receive text messages as well as multiple media, such as pictures, music, sound, video and text.
- Usage growth of 30.9% in the year ended 31 March 2009, driven by marketing and value focused pricing.

SMS usage
(billions of messages)

94.6
131.4
172.0
2007
2008
2009

Text:
Hello mate, how's life Downunder?
vodafone

htc
Me in New York / 2009

22 Vodafone Group Plc Annual Report 2009

Services and devices continued Voice Voice services continue to make up the largest portion of the Group’s revenue and a wide range of activities have been undertaken over the past year to stimulate growth in voice usage. £26,906m Voice revenue (2008: £24,151m, 2007: £21,597m) Outgoing voice Principal features Fees charged to a Vodafone mobile customer who initiates a call. Many different tariffs and propositions available, targeted at different customer segments. Relatively stable as a proportion of Group service revenue as higher usage offsets price pressures. Incoming voice Principal features Generated when a Vodafone customer receives a call from a user on another network. Fees paid by operators based on termination rates primarily determined by local regulators. Messaging All of the Group’s mobile operations offer messaging services, allowing customers to send and receive messages using mobile handsets and various other devices. 22 Vodafone Group Plc Annual Report 2009

Business

Data

£3,046m
Data revenue
(2008: £2,119m, 2007: £1,405m)

Google
vodafone

Applications
- Vodafone Email Plus, Windows Mobile® Email from Vodafone and BlackBerry from Vodafone provide business customers with real time handheld access to email, calendar, address book and other applications.
- Suitable for consumers and enterprises, from small start up companies to multinational corporates.

Data roaming
- Allows Vodafone's customers to use the Group's services on a mobile network when travelling abroad.
- Growth supported by simple, easy to understand pricing.
- More than two thirds of laptop roamers use transparent daily and monthly tariffs rather than pay per megabyte.

25.9%
organic data revenue growth

19.0m
mobile internet users in Europe

3.5m
mobile email customers

11
markets offer a daily roaming tariff

Fixed and other services

£3,869m
Fixed and other service revenue
(2008: £2,805m, 2007: £2,373m)

Fixed line revenue
(£bn)

1.6
1.9
2.7
2007
2008
2009

Other services
- **Incoming roaming:** Allows customers of other mobile operator to roam on Vodafone's network using voice or data services.
- **Wholesale MVNO:** Mobile virtual network operators offer services using Vodafone's network. New agreements signed during the 2009 financial year included ERG Petroli in Italy, Telecable and Hits in Spain and Lebara in the UK.
- **Business managed services:** Vodafone is developing new ways of enabling business customers to mobilise and increase the efficiency of their workforce. Includes secure remote access allowing employees to access their company network on the move.
- **Advertising:** Generated by partnering with advertising specialists in individual markets. Includes capabilities such as WAP banners and advertising embedded in messages. At 31 March 2009, introduced in 18 markets.

4.6m
fixed broadband customers

12
markets offer fixed broadband services

18
markets have introduced mobile advertising

Vodafone Group Plc Annual Report 2009 23

Data The Group offers a number of products and services to enhance customers’ access to data services including access to the internet, email, music, games and television. Connectivity services Provides laptop and PC users simple and secure access to the internet and business systems. Includes email, corporate applications, company intranets and the internet for customers on the move. Available through Vodafone Mobile Broadband devices and certain handsets. Internet Offers easy to use and secure customer browsing. Users can access the internet on their mobile via Vodafone live! or web browsers. Transparent pricing available through Vodafone’s “Internet on Your Mobile” unlimited browsing tariff. Instant messaging available with Yahoo! and MSN. Offers integrated services from leading internet brand partners, including YouTube, eBay, Google and Google Maps™. Allows customer access to a wide range of media content: – full track music downloads with more than 2 million songs available; – global games portfolio offers popular titles and the latest games; and – mobile TV, available with an average of 27 channels. Fixed and other services During the 2009 financial year, Vodafone continued to diversify and expand the services it provides to assist customers in meeting their total communications needs and provide additional revenue streams to the Group. Fixed services Fixed broadband: Offered mainly through DSL technology. Available in 12 countries. Fixed line voice: Allows consumer and enterprise customers to make fixed line voice calls, using Vodafone as their total communications provider. Office phone solutions: Providing enterprise customers of all sizes with advanced office desk phone functionality integrated with their mobile services. Vodafone Group Plc Annual Report 2009 23

Key performance indicators

KPI	Purpose of KPI	2009	2008	2007
Free cash flow before licence and spectrum payments[2]	Provides an evaluation of the cash generated by the Group's operations and available for reinvestment, shareholder returns or debt reduction. Also used in determining management's remuneration.	**£5,722m**	£5,580m	£6,343m
Service revenue and related organic growth[2]	Measure of the Group's success in growing ongoing revenue streams. Also used in determining management's remuneration.	**£38,294m (0.3)%**	£33,042m 4.3%	£28,871m 4.7%
Data revenue and related organic growth[2]	Data revenue is expected to be a key driver of the future growth of the business.	**£3,046m 25.9%**	£2,119m 39.0%	£1,405m 30.7%
Capital expenditure	Measure of the Group's investment in capital expenditure to deliver services to customers.	**£5,909m**	£5,075m	£4,208m
Adjusted EBITDA and related organic growth[2]	Measure used by Group management to monitor performance at a segment level.	**£14,490m (3.5)%**	£13,178m 2.6%	£11,960m 0.2%
Customer delight index	Measure of customer satisfaction across the Group's controlled markets and its jointly controlled market in Italy. Also used in determining management's remuneration.	**72.9**	73.1	70.6
Adjusted operating profit and related organic growth[2]	Measure used for the assessment of operating performance, including the results of associated undertakings. Also used in determining management's remuneration.	**£11,757m 2.0%**	£10,075m 5.7%	£9,531m 4.2%
Proportionate mobile customers[1]	Customers are a key driver of revenue growth in all operating companies in which the Group has an equity interest.	**302.6m**	260.5m	206.4m
Proportionate mobile customer net additions[1]	Measure of the Group's success at attracting new and retaining existing customers.	**33.6m**	39.5m	28.2m
Voice usage (in minutes)	Voice usage is an important driver of revenue growth, especially given continuing price reductions in the competitive markets in which the Group operates.	**548.4bn**	427.9bn	245.0bn

Notes:
(1) Definition of the key terms is provided on page 143.
(2) See 'Non-GAAP information' on page 138 for further details on the use of non-GAAP measures.

24 Vodafone Group Plc Annual Report 2009

Key performance indicators The Board and the Executive Committee use a number of key performance indicators (1) (‘KPIs’) to monitor Group and regional performance against budgets and forecasts as well as to measure progress against the Group’s strategic objectives. KPI Purpose of KPI 2009 2008 2007 Free cash flow before Provides an evaluation of the cash generated by the £5,722m £5,580m £6,343m licence and spectrum Group’s operations and available for reinvestment, payments (2) shareholder returns or debt reduction. Also used in determining management’s remuneration. Service revenue and related Measure of the Group’s success in growing ongoing £38,294m £33,042m £28,871m organic growth (2) revenue streams. Also used in determining (0.3)% 4.3% 4.7% management’s remuneration. Data revenue and related Data revenue is expected to be a key driver of the £3,046m £2,119m £1,405m organic growth (2) future growth of the business. 25.9% 39.0% 30.7% Capital expenditure Measure of the Group’s investment in capital £5,909m £5,075m £4,208m expenditure to deliver services to customers. Adjusted EBITDA and related Measure used by Group management to monitor £14,490m £13,178m £11,960m organic growth (2) performance at a segment level. (3.5)% 2.6% 0.2% Customer delight index Measure of customer satisfaction across the 72.9 73.1 70.6 Group’s controlled markets and its jointly controlled market in Italy. Also used in determining management’s remuneration. Adjusted operating profit Measure used for the assessment of operating £11,757m £10,075m £9,531m and related organic growth (2) performance, including the results of associated 2.0% 5.7% 4.2% undertakings. Also used in determining management’s remuneration. Proportionate mobile Customers are a key driver of revenue growth in all 302.6m 260.5m 206.4m customers (1) operating companies in which the Group has an equity interest. Proportionate mobile Measure of the Group’s success at attracting new and 33.6m 39.5m 28.2m customer net additions (1) retaining existing customers. Voice usage (in minutes) Voice usage is an important driver of revenue growth, 548.4bn 427.9bn 245.0bn especially given continuing price reductions in the competitive markets in which the Group operates. 24 Vodafone Group P lc Annual Report 2009

Operating results	Performance
This section presents the Group’s operating performance, providing commentary on how the revenue and the adjusted EBITDA performance of the Group and its operating segments within Europe, Africa and Central Europe, Asia Pacific and Middle East and Verizon Wireless have developed in the last three years.
2009 financial year compared to the 2008 financial year
Group(1)

		Africa	Asia
		and Central	Pacific and	Verizon	Common
	Europe	Europe	Middle East	Wireless	Functions(2)	Eliminations	2009	2008	% change
	£m	£m	£m	£m	£m	£m	£m	£m	£	Organic

Revenue	29,634	5,501	5,819	—	216	(153)	41,017	35,478	15.6	(0.4)
Service revenue	27,886	5,113	5,434	—	—	(139)	38,294	33,042	15.9	(0.3)
Adjusted EBITDA(3)	10,422	1,690	1,739	—	639	—	14,490	13,178	10.0	(3.5)

Adjusted operating profit(3)	6,631	652	525	3,542	407	—	11,757	10,075	16.7	2.0
Adjustments for:
Impairment losses							(5,900)	—
Other income and expense							—	(28)

Operating profit							5,857	10,047
Non-operating income and expense							(44)	254
Net financing costs							(1,624)	(1,300)

Profit before taxation							4,189	9,001
Income tax expense							(1,109)	(2,245)

Profit for the financial year							3,080	6,756

Notes:

(1)	The Group revised its segment structure during the year. See note 3 to the consolidated financial statements.

(2)	Common Functions represents the results of the partner markets and the net result of unallocated central Group costs and recharges to the Group’s operations, including royalty fees for use of the Vodafone brand.

(3)	See “Non-GAAP information” on page 138.

Revenue
Revenue increased by 15.6%, with favourable exchange rates contributing 13.0 percentage points and the impact of merger and acquisition activity contributing 3.0 percentage points to revenue growth. Pro forma revenue growth, including the acquisition in India and the acquisition of Tele2 in Italy and Spain, was 1.3%.
Revenue in Europe declined by 2.1% on an organic basis, as benefits from new tariffs and promotions and a strong performance in data revenue were more than offset by the impact of the deteriorating European economy on voice and messaging revenue, including from roaming, usage growth, ongoing competitive pricing pressures and lower termination rates.
In Africa and Central Europe, revenue grew by 3.9% on an organic basis, with double digit revenue growth in Vodacom being offset by weakening trends in Turkey and Romania. Benefits from the increase in the average customer base were partially offset by both weaker economic conditions in the more mature markets in Central Europe and the impact of termination rate cuts.
In Asia Pacific and Middle East, revenue grew by 19% on a pro forma basis including India, a result of the rise in the average customer base, although revenue growth has slowed, primarily as a result of stronger competition coupled with maturing market conditions.
Operating profit
Adjusted EBITDA increased by 10.0% to £14,490 million, with favourable exchange rates contributing 13.4 percentage points and the impact of merger and acquisition activity contributing 0.1 percentage points to adjusted EBITDA growth. Including India and Tele2 in Italy and Spain, pro forma adjusted EBITDA declined by 3%.
In Europe, adjusted EBITDA decreased by 7.0% on an organic basis, with a decline in the adjusted EBITDA margin, primarily driven by the downward revenue trend, the growth of lower margin fixed line operations, a brand royalty provision release included in the prior year in Italy and restructuring charges in a number of markets, which more than offset customer and operating cost savings. The European adjusted EBITDA margin, including Common Functions, which substantially support our European operations, declined by 1.1 percentage points, driven by an increasing contribution from lower margin fixed broadband.
Africa and Central Europe’s adjusted EBITDA decreased by 2.4% on an organic basis, with the adjusted EBITDA margin decreasing in the majority of markets due to continued network expansion, investment in the turnaround plan in Turkey and increased competition in Romania.
In Asia Pacific and Middle East, adjusted EBITDA increased by 6% on a pro forma basis including India, with a decline in the adjusted EBITDA margin as licensing costs increased and network expansion continued, primarily in India, but also through the build out in Qatar.
The increase in Common Functions adjusted EBITDA in the current year resulted primarily from the inclusion of a brand royalty payment charge in the prior year and increased brand revenue in the current year following agreement of revised terms with Vodafone Italy.
Operating profit decreased due to the growth in adjusted operating profit being more than offset by impairment losses in relation to operations in Spain (£3,400 million), Turkey (£2,250 million) and Ghana (£250 million). Adverse changes in macro economic assumptions generated the £550 million charge recorded in the second half of the financial year in relation to Turkey and all of the charge in relation to Ghana. Adjusted operating profit increased by 16.7%, or 2.0% on an organic basis, with a 16.5 percentage point contribution from favourable exchange rates, whilst the impact of merger and acquisition activity reduced adjusted operating profit growth by 1.8 percentage points.
The share of results in Verizon Wireless, the Group’s associated undertaking in the US, increased by 21.6% on an organic basis, primarily due to a focus on the high value contract segment and low customer churn. On 9 January 2009, Verizon Wireless completed its acquisition of Alltel Corp. (‘Alltel’), adding 13.2 million customers before required divestitures.

Vodafone Group Plc Annual Report 2009  25

Operating results continued

Net financing costs

	2009	2008
	£m	£m

Investment income	795	714
Financing costs	(2,419)	(2,014)

Net financing costs	(1,624)	(1,300)

Analysed as:
Net financing costs before dividends from investments	(1,480)	(823)
Potential interest charges arising on settlement of outstanding tax issues(1)	81	(399)
Dividends from investments	110	72
Foreign exchange(2)	235	(7)
Changes in fair value of equity put rights and similar arrangements(3)	(570)	(143)

	(1,624)	(1,300)

Notes:

(1)	Includes release of a £317 million interest accrual relating to a favourable settlement of long standing tax issues. See taxation below.

(2)	Comprises foreign exchange differences reflected in the income statement in relation to certain intercompany balances and the foreign exchange differences on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank in April 2006.

(3)	Includes the fair value movement in relation to put rights and similar arrangements held by minority interest holders in certain of the Group’s subsidiaries. The valuation of these financial liabilities is inherently unpredictable and changes in the fair value could have a material impact on the future results and financial position of Vodafone. The amount for the year ended 31 March 2008 also includes a charge of £333 million representing the initial fair value of the put options granted over the Essar Group’s interest in Vodafone Essar, which was recorded as an expense. Further details of these options are provided on page 44.
Net financing costs before dividends from investments increased by 79.8% to £1,480 million, primarily due to mark-to-market losses in the current year compared with gains in the prior year and unfavourable exchange rate movements impacting the translation into sterling. The interest charge resulting from the 28.2% increase in average net debt was minimised due to changes in the currency mix of debt and significantly lower interest rates for US dollar and euro denominated debt. At 31 March 2009, the provision for potential interest charges arising on settlement of outstanding tax issues was £1,635 million (31 March 2008: £1,577 million).
Taxation
The effective tax rate was 26.5% (2008: 24.9%). This rate was lower than the Group’s weighted average statutory tax rate due to the structural benefit from the ongoing enhancement to the Group’s internal capital structure and a benefit of £767 million following the resolution of long standing tax issues related to the Group’s acquisition and subsequent restructuring of the Mannesmann Group. This was offset by an increase in the rate due to the impact of impairment losses for which no tax benefit is recorded.
Earnings per share
Adjusted earnings per share increased by 37.4% to 17.17 pence for the year ended 31 March 2009, resulting primarily from movements in exchange rates and the benefit from a favourable tax settlement, as discussed to the left. Excluding these factors, adjusted earnings per share rose by around 3%. Basic earnings per share decreased by 53.5% to 5.84 pence, including the impairment losses of £5.9 billion.

	2009	2008
	£m	£m

Profit from continuing operations attributable to equity shareholders	3,078	6,660

Adjustments:
Impairment losses	5,900	—
Other income and expense(1)	—	28
Non-operating income and expense(2)	44	(254)
Investment income and financing costs(3)	335	150

	6,279	(76)

Foreign exchange on tax balances	(155)	—
Tax on the above items	(145)	44

Adjusted profit attributable to equity shareholders	9,057	6,628

Weighted average number of shares outstanding	Million	Million
Basic	52,737	53,019
Diluted	52,969	53,287

Notes:

(1)	The amount for the 2008 financial year represents a pre-tax charge offsetting the tax benefit arising on recognition of a pre-acquisition deferred tax asset.

(2)	The amount for the 2009 financial year includes a £39 million adjustment in relation to the broad based black economic empowerment transaction undertaken by Vodacom. The amount for the 2008 financial year includes £250 million representing the profit on disposal of the Group’s 5.60% direct investment in Bharti Airtel Limited (‘Bharti Airtel’).

(3)	See notes 2 and 3 in net financing costs.

26  Vodafone Group Plc Annual Report 2009

Performance
Europe(1)

	Germany	Italy	Spain	UK	Other	Eliminations	Europe	% change
	£m	£m	£m	£m	£m	£m	£m	£	Organic

Year ended 31 March 2009
Revenue	7,847	5,547	5,812	5,392	5,329	(293)	29,634	13.6	(2.1)
Service revenue	7,535	5,347	5,356	4,912	5,029	(293)	27,886	14.1	(1.7)
Adjusted EBITDA	3,058	2,424	1,897	1,219	1,824	—	10,422	7.6	(7.0)
Adjusted operating profit	1,728	1,734	1,323	235	1,611	—	6,631	6.8	(8.2)
Adjusted EBITDA margin	39.0%	43.7%	32.6%	22.6%	34.2%		35.2%

Year ended 31 March 2008
Revenue	6,866	4,435	5,063	5,424	4,583	(290)	26,081
Service revenue	6,551	4,273	4,646	4,952	4,295	(287)	24,430
Adjusted EBITDA	2,667	2,158	1,806	1,431	1,628	—	9,690
Adjusted operating profit	1,490	1,573	1,282	431	1,430	—	6,206
Adjusted EBITDA margin	38.8%	48.7%	35.7%	26.4%	35.5%		37.2%

Note:

(1)	The Group revised its segment structure during the year. See note 3 to the consolidated financial statements.

Revenue increased by 13.6%, with favourable euro exchange rate movements contributing 14.3 percentage points of growth and mergers and acquisitions activity, primarily Tele2, contributing a further 1.4 percentage point benefit. The organic decline in revenue of 2.1% was a result of a 1.7% decrease in service revenue and a decline in equipment revenue, reflecting lower volumes.
The impact of merger and acquisition activity and foreign exchange movements on revenue, service revenue, adjusted EBITDA and adjusted operating profit are shown below:

	Organic	M&A	Foreign	Reported
	growth	activity	exchange	growth
	%	pps	pps	%

Revenue — Europe	(2.1)	1.4	14.3	13.6

Service revenue
Germany	(2.5)	(0.1)	17.6	15.0
Italy	1.2	4.7	19.2	25.1
Spain	(4.9)	2.5	17.7	15.3
UK	(1.1)	0.3	—	(0.8)
Other	(1.2)	0.4	17.9	17.1

Europe	(1.7)	1.4	14.4	14.1

Adjusted EBITDA
Germany	(2.7)	(0.2)	17.6	14.7
Italy	(6.4)	1.2	17.5	12.3
Spain	(10.5)	(0.5)	16.0	5.0
UK	(15.3)	0.5	—	(14.8)
Other	(4.9)	(0.1)	17.0	12.0

Europe	(7.0)	0.2	14.4	7.6

Adjusted operating profit
Germany	(1.2)	(0.4)	17.6	16.0
Italy	(6.5)	(0.5)	17.2	10.2
Spain	(10.6)	(1.9)	15.7	3.2
UK	(47.1)	1.6	—	(45.5)
Other	(5.3)	1.1	16.9	12.7

Europe	(8.2)	(0.3)	15.3	6.8

Service revenue declined by 1.7% on an organic basis, reflecting a gradual deterioration over the year and a 3.3% decrease in the fourth quarter, with favourable trends in Italy more than offset by deteriorating trends in other markets, in particular Spain and Greece. The impact of the economic slowdown in Europe on voice and messaging revenue, including from roaming, ongoing competitive pricing pressures and lower termination rates were not fully compensated by increased usage arising from new tariffs and promotions and strong growth in data revenue.
Adjusted EBITDA increased by 7.6%, with favourable euro exchange rate movements contributing 14.4 percentage points of growth and a 0.2 percentage point benefit from business acquisitions. The adjusted EBITDA margin declined 2.0 percentage points year on year, primarily driven by the downward revenue trend, the growth of lower margin fixed line operations, a brand royalty provision release included in the prior year in Italy and restructuring charges in a number of markets, which more than offset customer and operating cost savings.
Germany
The 2.5% organic decline in service revenue was consistent with the prior year, benefiting from higher penetration of the new SuperFlat tariff portfolio. Data revenue growth remained strong, reflecting increased penetration of PC connectivity services in the customer base. Fixed line revenue declined during the year, but grew 2.1% at constant exchange rates in the fourth quarter, as the customer base has now largely migrated to new, lower priced tariffs. The fixed broadband customer base increased by 15.9% during the year to 3.1 million at 31 March 2009, with an additional 154,000 wholesale fixed broadband customers. On 19 May 2008, the Group acquired a 26.4% interest in Arcor, following which the Group owns 100% of Arcor. The integration of the mobile business and the fixed line operations has progressed, with cost savings being realised according to plan.
Adjusted EBITDA margin remained broadly stable at 39.0%, reflecting an improvement in the mobile margin which was offset by a decline in the fixed line margin, with the former due to a reduction in prepaid subsidies and an increase in the number of SIM only contracts. Operating expenses were also broadly stable with the prior year as a current year restructuring charge of €35 million (£32 million) was more than offset by non-recurring adjustments, including favourable legal settlements.
Italy
Organic service revenue growth was 1.2%, reflecting targeted demand stimulation initiatives, ARPU enhancing initiatives and strong growth in data revenue due to increased penetration of mobile PC connectivity devices, email enabled devices and mobile internet services. Organic fixed line revenue growth was 3.7%, supported by 278,000 fixed broadband customer net additions during the year as well as the benefit from the launch of Vodafone Station during the summer of 2008 and the continued good performance of Tele2.

Vodafone Group Plc Annual Report 2009  27

Operating results continued

Adjusted EBITDA declined by 6.4% on an organic basis and adjusted EBITDA margin declined 5.1 percentage points at constant exchange rates, mainly due to a brand royalty provision release in the prior year. Excluding the impact of the brand royalty provision release and the impact of the acquisition of Tele2, the adjusted EBITDA margin was broadly stable, with an improvement in the mobile margin offsetting the increased contribution of lower margin fixed line services.
Spain
Service revenue declined by 4.9% on an organic basis, with an 8.6% decline in the fourth quarter. Negative trends in the economic environment put strong pressure on usage in some customer segments and led to increased involuntary churn. Data revenue growth accelerated during the year, driven primarily by PC connectivity services and an improvement in media content revenue growth following a successful campaign in the fourth quarter. Fixed line revenue continued to grow, supported by the launch of Vodafone Station.
Adjusted EBITDA decreased by 10.5% on an organic basis, as the decline in service revenue and the dilutive effect of the increased contribution of lower margin fixed line services outweighed benefits from cost cutting initiatives in customer and operating costs.
UK
Service revenue declined by 1.1% on an organic basis, primarily due to a decrease in voice revenue resulting from increased competition in a challenging economic environment, customer optimisation of out of bundle offers and lower roaming revenue. Wholesale revenue increased due to the success of the MVNO business, principally ASDA and Lebara. Data revenue growth was maintained, driven primarily by increased penetration of mobile PC connectivity and mobile internet services. The acquisition of Central Telecom, which provides converged enterprise services, was completed in December 2008.
The 15.3% organic decline in adjusted EBITDA, which included the impact of a £30 million VAT refund in the prior year, was primarily due to higher off network usage in messaging services and higher retention costs. The cost of retaining customers increased as a higher proportion of the contract base received upgrades in the current year following the expiration of 18 month contracts, which were introduced in 2006. Operating expenses grew, primarily due to the impact of the sterling/euro exchange rate on euro denominated intercompany charges; otherwise operating expenses were broadly stable year on year.
Other Europe
On an organic basis, service revenue decreased by 1.2% during the year and 5.0% in the fourth quarter, as growth in the Netherlands was more than offset by declines in Greece and Ireland, where the trends have deteriorated throughout the year. The Netherlands benefited from a rise in the customer base and strong growth in visitor revenue. Both Greece and Ireland were impacted by deteriorating market environments, which worsened in the fourth quarter, and substantial price reductions in prepaid tariffs, whilst Greece was also affected by termination rate cuts.
The fall in adjusted EBITDA margin of 1.3 percentage points at constant exchange rates was primarily driven by the service revenue decline and restructuring charges recorded in the fourth quarter in most countries.
The share of profit in SFR increased, reflecting the acquisition of Neuf Cegetel and foreign exchange benefits on translation of the results into sterling.
Africa and Central Europe(1)

			Africa and
			Central
	Vodacom	Other(2)	Europe	% change
	£m	£m	£m	£	Organic(3)

Year ended 31 March 2009
Revenue	1,778	3,723	5,501	11.2	3.9
Service revenue	1,548	3,565	5,113	10.7	3.1
Adjusted EBITDA	606	1,084	1,690	1.3	(2.4)
Adjusted operating profit	373	279	652	(13.3)	(12.9)
Adjusted EBITDA margin	34.1%	29.1%	30.7%

Year ended 31 March 2008
Revenue	1,609	3,337	4,946
Service revenue	1,398	3,219	4,617
Adjusted EBITDA	586	1,083	1,669
Adjusted operating profit	365	387	752
Adjusted EBITDA margin	36.4%	32.5%	33.7%

Notes:

(1) The Group revised its segment structure during the year. See note 3 to the consolidated financial statements.

(2) On 1 October 2007, Romania rebased all of its tariffs and changed its functional currency from US dollars to euros. In calculating all constant exchange rate and organic metrics which include Romania, previous US dollar amounts have been translated into euros at the 1 October 2007 US$/euro exchange rate.

Revenue increased by 11.2%, including the contribution of favourable exchange rate movements and the impact of merger and acquisition activity. Organic revenue growth was 3.9%, as sustained growth in Vodacom was offset by weakening trends in Turkey and Romania. Service revenue growth was 3.1% on an organic basis, reflecting the 9.9% increase in the average customer base, partially offset by an impact from termination rate cuts of around three percentage points.

Adjusted EBITDA increased by 1.3%, with the contribution of favourable exchange rate movements partially offset by merger and acquisition activity. Adjusted EBITDA decreased by 2.4% on an organic basis, with the adjusted EBITDA margin decreasing in the majority of markets, reflecting the continued network expansion, investment in the turnaround plan in Turkey and increased competition in Romania.

The impact of merger and acquisition activity and foreign exchange movements on revenue, service revenue, adjusted EBITDA and adjusted operating profit are shown below:

	Organic	M&A	Foreign	Reported
	growth	activity	exchange	growth
	%	pps	pps	%

Revenue
Africa and Central Europe	3.9	(0.7)	8.0	11.2

Service revenue
Vodacom	13.8	2.1	(5.2)	10.7
Other	(0.9)	(1.5)	13.1	10.7

Africa and Central Europe	3.1	(0.6)	8.2	10.7

Adjusted EBITDA
Vodacom	7.3	0.5	(4.4)	3.4
Other	(7.0)	(5.9)	13.0	0.1

Africa and Central Europe	(2.4)	(4.0)	7.7	1.3

Adjusted operating profit
Vodacom	6.3	0.3	(4.4)	2.2
Other	(27.5)	(10.5)	10.1	(27.9)

Africa and Central Europe	(12.9)	(5.6)	5.2	(13.3)

Vodacom
Service revenue grew by 13.8% on an organic basis, as strong growth in Vodacom’s average customer base continued, increasing by 11.2%, which took the closing customer base to 39.6 million on a 100% basis. Revenue growth was driven by the prepaid voice market and data services. Voice usage per customer in the prepaid market, which represents the majority of the customer base, grew as the higher usage driven by revised tariffs in South Africa was offset by the dilutive effect of the

28  Vodafone Group Plc Annual Report 2009

Performance

increased customer base in both Tanzania and Mozambique, which both have lower than average ARPU. Data revenue grew by 59.7% at constant exchange rates, as the higher revenue base partially offset the benefit from increased penetration of mobile PC connectivity devices, with the absence of fixed line alternatives making mobile data a popular offering. Relatively low contract voice revenue growth resulted from reduced out of bundle usage as customers cut back on spending due to economic conditions. Equipment revenue was adversely impacted by consumer preference for lower value handsets. Trading conditions in the Democratic Republic of Congo (‘DRC’) have worsened significantly due to the impact of lower commodity prices on mining which is central to the DRC’s economy.
Organic adjusted EBITDA growth was 7.3%, despite lower margins, as the growth in revenue more than offset the increasing cost base, which benefited from stable customer costs as a percentage of revenue as the South African market matures. The cost base was adversely impacted by an increase in operating expenses due to continued expansion, investment in enterprise services, Black Economic Empowerment share charges and high wage inflation.
On 30 December 2008, Vodacom acquired the carrier services and business network solutions subsidiaries (‘Gateway’) from Gateway Telecommunications SA (Pty) Ltd. Gateway provides services in more than 40 countries in Africa. On 20 April 2009, the Group acquired an additional 15.0% stake in Vodacom and on 18 May 2009, Vodacom became a subsidiary undertaking following the termination of the shareholder agreement with Telkom SA Limited, the seller and previous joint venture partner.
Other Africa and Central Europe
Service revenue declined by 0.9% on an organic basis, due to the performance in Turkey combined with the impact of deteriorating economic conditions across Central Europe, most notably in Romania in the fourth quarter. At constant exchange rates, service revenue in Turkey decreased by 7.6%, with an 18.4% fall in the fourth quarter. Termination rate cuts adversely impacted revenue by 6.9% and revenue was further depressed by a higher rate of churn and a decline in prepaid ARPU due to intense competition in the market. Consumer confidence in Turkey fell with the deterioration in the macroeconomic environment, impacting revenue. Competition also intensified, with the launch of mobile number portability in November 2008 leading to aggressive acquisition and pricing campaigns, especially in the fourth quarter of the year. Mobile ARPU fell in the second half of the year but stabilised in the fourth quarter following successful promotions. In Romania, service revenue grew by 1.1% at constant exchange rates, but deteriorated during the year, with a 10.3% decline in the fourth quarter at constant exchange rates. The market continues to mature, with the decline in ARPU resulting from local currency devaluation against the euro — whilst tariffs are quoted in euros household incomes are earned in local currency — in addition to market led price reductions impacting performance in the fourth quarter in particular. These effects were partially offset by data revenue growth following successful data promotions and flexible access offers, which led to a rise in the number of mobile PC connectivity devices.
On an organic basis, adjusted EBITDA decreased by 7.0%, with the adjusted EBITDA margin also declining due to the fall in revenue and investment in the turnaround plan in Turkey. Adjusted EBITDA in Turkey declined by 37.3% at constant exchange rates, as a result of the decline in revenue and increased operating expenses, reflecting higher marketing costs, higher technology costs due to expansion of the network and organisational restructuring as part of the turnaround plan. In Romania, adjusted EBITDA decreased by 4.0% at constant exchange rates, as aggressive market competition and higher gross customer additions led to the rise in the cost of acquiring and retaining customers.
In May 2008, the Group changed the consolidation status of Safaricom from a joint venture to an associated undertaking, following completion of the share allocation for the public offering of 25.0% of Safaricom’s shares previously held by the Government of Kenya and termination of the shareholders’ agreement with the Government of Kenya. In August 2008, the Group acquired 70.0% of Ghana Telecommunications Company Limited, which offers both mobile and fixed services. The Group also increased its stake in Polkomtel from 19.6% to 24.4% in December 2008.
Asia Pacific and Middle East(1)

				Asia Pacific
				and Middle
	India	Other	Eliminations	East	% change
	£m	£m	£m	£m	£	Organic

Year ended 31 March 2009
Revenue	2,689	3,131	(1)	5,819	32.3	9.3
Service revenue	2,604	2,831	(1)	5,434	32.5	8.5
Adjusted EBITDA	710	1,029	—	1,739	17.8	7.3
Adjusted operating profit	(37)	562	—	525	(0.9)	6.6
Adjusted EBITDA margin	26.4%	32.9%		29.9%

Year ended 31 March 2008
Revenue	1,822	2,577	—	4,399
Service revenue	1,753	2,348	—	4,101
Adjusted EBITDA	598	878	—	1,476
Adjusted operating profit	35	495	—	530
Adjusted EBITDA margin	32.8%	34.1%		33.6%

Note:

(1)	The Group revised its segment structure during the year. See note 3 to the consolidated financial statements.
Revenue increased by 32.3%, including the contribution from favourable exchange rate movements in addition to the benefit from acquisitions, primarily in India. Revenue growth on a pro forma basis was 19%, reflecting the growth in India, Egypt and Australia. On an organic basis, service revenue increased by 8.5%, primarily as a result of the 27.3% organic rise in the average customer base, although revenue growth has slowed as a result of stronger competition coupled with maturing market conditions.
Adjusted EBITDA grew by 17.8%, with favourable exchange rate movements and the positive impact of acquisitions contributing to the growth. On a pro forma basis including India, adjusted EBITDA increased by 6%. The decline in the adjusted EBITDA margin resulted from positive performances in India and Egypt being mitigated by a decline in Australia.
The impact of merger and acquisition activity and foreign exchange movements on revenue, service revenue, adjusted EBITDA and adjusted operating profit are shown below:

	Organic	M&A	Foreign	Reported
	growth	activity	exchange	growth
	%	pps	pps	%

Revenue
Asia Pacific and Middle East	9.3	13.3	9.7	32.3

Service revenue
India	—	42.5	6.0	48.5
Other	8.5	0.3	11.8	20.6

Asia Pacific and Middle East	8.5	14.2	9.8	32.5

Adjusted EBITDA
India	—	14.1	4.6	18.7
Other	7.3	(3.4)	13.3	17.2

Asia Pacific and Middle East	7.3	0.6	9.9	17.8

Adjusted operating profit
India	—	(100+ )	(12.6)	(100+	)
Other	6.6	(6.8)	14.0	13.8

Asia Pacific and Middle East	6.6	(19.7)	12.2	(0.9)

Vodafone Group Plc Annual Report 2009  29

Operating results continued

India
Revenue grew by 33% on a pro forma basis, with growth in the fourth quarter of 27.7% at constant exchange rates. Growth in the fourth quarter remained stable in comparison to the third quarter as the eight percentage point benefit of the new revenue stream from the network sharing joint venture, Indus Towers, which launched during the first half of the year, offset the slowing underlying growth rate. Visitor revenue increased, albeit at a lower rate, due to the impact of economic pressures as people travel less. Lower effective rates per minute reflecting price reductions earlier in the year, coupled with the continued market shift to lifetime validity prepaid offerings, led to a reduction in customer churn. The lower effective rate and a slight fall in usage per customer were mitigated by net customer additions, which averaged 2.1 million per month, and the launch of services in seven new circles, bringing the closing customer base to 68.8 million. Customer penetration in the Indian mobile market reached 34% at 31 March 2009.
Adjusted EBITDA grew by 5% on a pro forma basis. Customer costs as a percentage of revenue decreased, benefiting from economies of scale. Licensing costs increased as discounts received from the regulator in some service areas were terminated. Network expansion continued, with an average of 2,600 base stations constructed per month, primarily in the new circles. Site sharing increased and Indus Towers steadily increased its operations throughout the rest of the year, with 95,000 sites under its management at the end of March 2009.
Other Asia Pacific and Middle East
The organic increase in service revenue of 8.5% was attributable to performances in Egypt and Australia. In Egypt, service revenue grew by 11.9% at constant exchange rates, as growth in the customer base and increased usage per customer were partially offset by a decline in the effective rate per minute as a result of the introduction of new tariffs in addition to lower termination rates and a fall in both visitor revenue and the enterprise segment revenue as people travelled less. Service revenue in Australia increased by 6.1% on an organic basis, due to an increase in the average customer base and good data revenue growth, especially in mobile broadband services. These were partially offset by lower ARPU, reflecting strong competition, which led to a lower revenue growth rate in the fourth quarter. In New Zealand, service revenue grew by 4.9% at constant exchange rates, a result of an increase in the fixed broadband customer base and growth in data services, the latter following increased penetration of mobile PC connectivity devices. These benefits were partially offset by the competitive and recessionary trends in the market.
Adjusted EBITDA grew organically by 7.3%, with a decline in the adjusted EBITDA margin, as the increase in Egypt was offset by the decline in Australia. Egypt’s adjusted EBITDA grew by 15.9% at constant exchange rates in proportion to revenue, with a slight increase in margin, despite the inclusion of 3G licensing fees for the full year in comparison to only part of the prior year. In Australia, adjusted EBITDA decreased by 17.6% on an organic basis, primarily due to a loss provision related to a prepaid recharge vendor and an increased focus on contract customers resulting in higher customer costs.
In February 2009, the Group and Hutchison Telecommunications (Australia) Limited agreed to merge their Australian operations to form a 50:50 joint venture. The transaction is expected to complete in the first half of the 2010 financial year. Following completion, the joint venture will be proportionately consolidated.
On 10 May 2009, Vodafone Qatar completed a public offering of 40% of its authorised share capital, raising QAR 3.4 billion (£0.6 billion). The shares are expected to be listed on the Doha securities market by July 2009.
Verizon Wireless

	2009	2008	% change
	£m	£m	£	Organic

Revenue	14,085	10,144	38.9	10.4
Service revenue	12,862	9,246	39.1	10.5
Adjusted EBITDA	5,543	3,930	41.0	13.0
Interest	(217)	(102)	100+
Tax(1)	(198)	(166)	19.3
Minority interest	(78)	(56)	39.3
Discontinued operations	57	—	—
Group share of result in Verizon Wireless	3,542	2,447	44.7	21.6

Note:

(1)	The Group’s share of the tax attributable to Verizon Wireless relates only to the corporate entities held by the Verizon Wireless partnership and certain state taxes which are levied on the partnership. The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.
Verizon Wireless, the Group’s associated undertaking in the US, achieved 5.6 million net customer additions in a market where penetration reached an estimated 92% at 31 March 2009. The increased closing customer base of 86.6 million was achieved through continued strong organic growth, the acquisitions of Rural Cellular Corporation and Alltel, combined with concentration on the high value contract segment and market leading customer loyalty as evidenced by low customer churn.
Service revenue growth was 10.5% on an organic basis, driven by the expanding customer base and robust messaging and data ARPU. Messaging and data revenue continued to increase strongly, predominantly as a result of growth in data card, email and messaging services. Verizon Wireless continued to extend the reach of its 3G network, which now covers more than 280 million people after the Alltel acquisition.
Verizon Wireless improved its adjusted EBITDA margin to 39.4% through efficiencies in operating expenses partly offset by a higher level of customer acquisition and retention costs, driven by increased demand for high end data devices such as the BlackBerry Storm.
Verizon Wireless completed the acquisition of Rural Cellular Corporation in the first half of the financial year, adding 0.7 million customers. On 9 January 2009, Verizon Wireless completed its acquisition of Alltel, purchasing Alltel’s equity and acquiring and repaying Alltel’s debt with Verizon Wireless and Alltel cash as well as the proceeds from capital market transactions. The Alltel acquisition added 13.2 million customers before required divestitures. Verizon Wireless expects to realise synergies with a net present value, after integration costs, of more than US$9 billion, driven by aggregate capital and operating expense savings. Increased debt in relation to the acquisition of Alltel led to a £150 million interest charge for the quarter ended 31 March 2009.
As part of regulatory approval for the Alltel acquisition, Verizon Wireless is required to divest overlapping properties in 105 markets, corresponding to 2.2 million customers. On 8 May 2009, Verizon Wireless announced an agreement with AT&T, which will acquire the network assets and mobile licences of 79 of these markets, corresponding to 1.5 million of these customers, for $2.35 billion.

30  Vodafone Group Plc Annual Report 2009

Performance
2008 financial year compared to the 2007 financial year
Group(1)(2)

		Africa	Asia
		and Central	Pacific and	Verizon	Common
	Europe	Europe	Middle East	Wireless	Functions(3)	Eliminations	2008	2007	% change
	£m	£m	£m	£m	£m	£m	£m	£m	£	Organic

Revenue	26,081	4,946	4,399	—	170	(118)	35,478	31,104	14.1	4.2
Service revenue	24,430	4,617	4,101	—	—	(106)	33,042	28,871	14.4	4.3
Adjusted EBITDA	9,690	1,669	1,476	—	343	—	13,178	11,960	10.2	2.6

Adjusted operating profit	6,206	752	530	2,447	140	—	10,075	9,531	5.7	5.7
Adjustments for:
Impairment losses							—	(11,600)
Other income and expense							(28)	502
Non-operating income of associates							—	3

Operating profit/(loss)							10,047	(1,564)
Non-operating income and expense							254	4
Net financing costs							(1,300)	(823)

Profit/(loss) before taxation							9,001	(2,383)
Income tax expense							(2,245)	(2,423)

Profit/(loss) for the financial year from continuing operations							6,756	(4,806)

Notes:

(1)	The Group revised its segment structure during the year. See note 3 to the consolidated financial statements.

(2)	During the 2009 financial year, the Group revised its analysis of revenue and costs. Visitor revenue and revenue from MVNOs are now reported in the line ‘other service revenue’, rather than within each of the lines for voice, messaging and data revenue. In the revised presentation of costs: direct costs include amounts previously reported as interconnect costs and other direct costs, except for expenses related to ongoing commission; customer costs include amounts previously reported within acquisition costs and retention costs, as well as expenses related to ongoing commissions, marketing, customer care and sales and distribution; and operating expenses are now comprised primarily of network and IT related expenditure, support costs from HR and finance and certain intercompany items. The following analysis reflects this change.

(3)	Common Functions represents the results of the partner markets and the net result of unallocated central Group costs and recharges to the Group’s operations, including royalty fees for use of the Vodafone brand.

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
Revenue grew in the Europe, Africa and Central Europe and Asia Pacific and Middle East regions by 6.1%, 20.8% and 87.4%, respectively, with growth in the Asia Pacific and Middle East region benefiting from an 81.9 percentage point impact from acquisitions and disposals. On an organic basis, Europe recorded growth of 2.0%, Africa and Central Europe delivered an increase of 13.6%, while Asia Pacific and Middle East grew by 15.9%.
Organic revenue growth was driven by the higher customer base and successful usage stimulation initiatives, partially offset by ongoing price reductions and the impact of regulatory driven reductions. Growth in data revenue was particularly strong, up 39.0% on an organic basis to £2,119 million, reflecting increased penetration of mobile PC connectivity devices and improved service offerings.
Operating profit/(loss)
Operating profit increased to £10,047 million for the year ended 31 March 2008 from a loss of £1,564 million for the year ended 31 March 2007. The loss in the 2007 financial year was mainly the result of the £11,600 million of impairment charges that occurred in the year, compared with none in the 2008 financial year.
Adjusted EBITDA increased to £13,178 million, with growth of 10.2%, or 2.6% on an organic basis. The net impact of acquisitions and disposals reduced reported growth by 4.5 percentage points. The net impact of foreign exchange rates increased adjusted EBITDA by 3.1 percentage points, as the impact of the 4.2% increase in the average euro/£ exchange rate was partially offset by the 5.7% and 7.2% decreases in the average US$/£ and ZAR/£ exchange rates, respectively.
On an organic basis, adjusted EBITDA increased by 15.6% in Africa and Central Europe, driven largely by a higher customer base and the resulting increase in service revenue. In Asia Pacific and Middle East, adjusted EBITDA increased by 14.3% on an organic basis, with the majority of the increase attributable to performances in Egypt and Australia. Europe’s adjusted EBITDA declined by 0.1% on an organic basis compared to the 2007 financial year, resulting from the continued challenges of highly penetrated markets, regulatory activity and price reductions.
In Europe, adjusted EBITDA was stated after a £115 million benefit from the release of a provision following a revised agreement in Italy relating to the use of the Vodafone brand and related trademarks, which is offset in Common Functions, and was also impacted by higher direct costs, customer costs and the impact of the Group’s increasing focus on fixed line services, including the acquisition of Tele2 in Italy and Spain.
In the Africa and Central Europe and the Asia Pacific and Middle East regions, adjusted EBITDA was impacted by the investment in growing the customer base and the impact of the acquisitions in Turkey and India, respectively. Both India and Turkey generated lower operating profits than regional averages, partially as a result of the investment in rebranding the businesses to Vodafone, increasing the customer base and improving network quality in Turkey.
The Group’s share of results from associates grew by 5.5%, or 15.1% on an organic basis. The organic growth was partially offset by a 5.5 percentage point impact from the disposal of the Group’s interests in Belgacom Mobile S.A. and Swisscom Mobile A.G. during the 2007 financial year and a 4.1 percentage point impact from unfavourable exchange rate movements. The organic growth was driven by 24.8% growth in Verizon Wireless.
Other income and expense for the year ended 31 March 2007 included the gains on disposal of Belgacom S.A. and Swisscom Mobile A.G., amounting to £441 million and £68 million, respectively.

Vodafone Group Plc Annual Report 2009  31

Operating results continued

Net financing costs

	2008	2007
	£m	£m

Investment income	714	789
Financing costs	(2,014)	(1,612)

Net financing costs	(1,300)	(823)

Analysed as:
Net financing costs before dividends from investments	(823)	(435)
Potential interest charges arising on settlement of outstanding tax issues	(399)	(406)
Dividends from investments	72	57
Foreign exchange(1)	(7)	(41)
Changes in fair value of equity put rights and similar arrangements(2)	(143)	2

	(1,300)	(823)

Notes:

(1)	Comprises foreign exchange differences reflected in the consolidated income statement in relation to certain intercompany balances and the foreign exchange differences on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank.

(2)	Includes the fair value movement in relation to put rights and similar arrangements held by minority interest holders in certain of the Group’s subsidiaries. The valuation of these financial liabilities is inherently unpredictable and changes in the fair value could have a material impact on the future results and financial position of Vodafone. Also includes a charge of £333 million representing the initial fair value of the put options granted over the Essar Group’s interest in Vodafone Essar, which has been recorded as an expense. Further details of these options are provided on page 44.
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
Taxation
The effective tax rate was 24.9% (2007: 26.3% exclusive of impairment losses). The rate was lower than the Group’s weighted average statutory tax rate due to the structural benefit from the ongoing enhancement of the Group’s internal capital structure and the resolution of historic issues with tax authorities. The 2008 financial year tax rate benefits from the cessation of provisioning for UK Controlled Foreign Company (‘CFC’) risk as highlighted in the 2007 financial year. The 2007 financial year additionally benefited from one-off additional tax deductions in Italy and favourable tax settlements in that year.
The 2007 effective tax rate including impairment losses was (101.7)%. The negative tax rate arose from no tax benefit being recorded for the impairment losses of £11,600 million.
Earnings/(loss) per share
Adjusted earnings per share increased by 11.0% from 11.26 pence to 12.50 pence for the year to 31 March 2008, primarily due to increased adjusted operating profit and the lower weighted average number of shares following the share consolidation which occurred in July 2006. Basic earnings per share from continuing operations were 12.56 pence compared to a basic loss per share from continuing operations of 8.94 pence for the year to 31 March 2007.

	2008	2007
	£m	£m

Profit/(loss) from continuing operations attributable to equity shareholders	6,660	(4,932)

Adjustments:
Impairment losses	—	11,600
Other income and expense(1)	28	(502)
Share of associated undertakings’ non-operating income and expense	—	(3)
Non-operating income and expense(2)	(254)	(4)
Investment income and financing costs(3)	150	39

	(76)	11,130

Tax on the above items	44	13

Adjusted profit from continuing operations attributable to equity shareholders	6,628	6,211

Weighted average number of shares outstanding	Million	Million
Basic	53,019	55,144
Diluted(4)	53,287	55,144

Notes:

(1)	The amount for the 2008 financial year represents a pre-tax charge offsetting the tax benefit arising on recognition of a pre-acquisition deferred tax asset.

(2)	The amount for the 2008 financial year includes £250 million representing the profit on disposal of the Group’s 5.60% direct investment in Bharti Airtel.

(3)	See notes 1 and 2 in net financing costs.

(4)	In the year ended 31 March 2007, 215 million shares have been excluded from the calculation of diluted loss per share as they are not dilutive.

32  Vodafone Group Plc Annual Report 2009

Performance
Europe(1)

	Germany	Italy	Spain	UK	Other	Eliminations	Europe	% change
	£m	£m	£m	£m	£m	£m	£m	£	Organic

Year ended 31 March 2008
Revenue	6,866	4,435	5,063	5,424	4,583	(290)	26,081	6.1	2.0
Service revenue	6,551	4,273	4,646	4,952	4,295	(287)	24,430	6.3	2.1
Adjusted EBITDA	2,667	2,158	1,806	1,431	1,628	—	9,690	3.1	(0.1)
Adjusted operating profit	1,490	1,573	1,282	431	1,430	—	6,206	0.8	(1.5)
Adjusted EBITDA margin	38.8%	48.7%	35.7%	26.4%	35.5%		37.2%

Year ended 31 March 2007
Revenue	6,790	4,245	4,500	5,124	4,275	(342)	24,592
Service revenue	6,481	4,083	4,062	4,681	4,018	(338)	22,987
Adjusted EBITDA	2,696	2,149	1,567	1,459	1,530	—	9,401
Adjusted operating profit	1,525	1,575	1,100	511	1,448	—	6,159
Adjusted EBITDA margin	39.7%	50.6%	34.8%	28.5%	35.8%		38.2%

Note:

(1)	The Group revised its segment structure during the year. See note 3 to the consolidated financial statements.

The Group’s strategy in the Europe region continued to drive additional usage and revenue from core mobile voice and messaging services and reduce the cost base in an intensely competitive environment where unit price declines are typical each year. The 2008 financial year saw a strong focus on stimulating additional usage by offering innovative tariffs, larger minute bundles, targeted promotions and focusing on prepaid to contract migration. Data revenue growth was strong throughout the region, mainly due to the higher take up of mobile PC connectivity devices. The Group’s ability to provide total communications services was enhanced through the acquisition of Tele2’s fixed line communication and broadband services in Italy and Spain in the second half of the year.
Revenue growth of 6.1% was achieved for the year ended 31 March 2008, comprising 2.0% organic growth, a 0.7 percentage point benefit from the inclusion of acquired businesses, primarily Tele2, and 3.4 percentage points from favourable movements in exchange rates, largely due to the strengthening of the euro against sterling.
The impact of merger and acquisition activity and exchange rate movements on revenue, service revenue, adjusted EBITDA and adjusted operating profit are shown below:

	Organic	M&A	Foreign	Reported
	growth	activity	exchange	growth
	%	pps	pps	%

Revenue — Europe	2.0	0.7	3.4	6.1

Service revenue
Germany	(2.9)	—	4.0	1.1
Italy	(2.0)	2.6	4.1	4.7
Spain	8.1	1.6	4.7	14.4
UK	5.8	—	—	5.8
Other	2.4	0.3	4.2	6.9

Europe	2.1	0.8	3.4	6.3

Adjusted EBITDA
Germany	(5.0)	—	3.9	(1.1)
Italy	(3.2)	(0.2)	3.8	0.4
Spain	11.1	(0.4)	4.6	15.3
UK	(1.9)	—	—	(1.9)
Other	2.9	(0.3)	3.8	6.4

Europe	(0.1)	(0.2)	3.4	3.1

Adjusted operating profit
Germany	(6.0)	—	3.7	(2.3)
Italy	(1.4)	(2.4)	3.7	(0.1)
Spain	14.4	(2.2)	4.3	16.5
UK	(15.7)	—	—	(15.7)
Other	(4.2)	(0.5)	3.5	(1.2)

Europe	(1.5)	(1.1)	3.4	0.8

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
Adjusted EBITDA increased by 3.1% for the year ended 31 March 2008, with a decline of 0.1% on an organic basis, and the difference primarily due to favourable exchange rate movements. Adjusted EBITDA included the benefit from the release of a provision following a revised agreement in Italy related to the use of the Vodafone brand and related trademarks, which is offset in Common Functions. Adjusted EBITDA was also impacted by higher customer and direct costs and the impact of the Group’s increased focus on fixed line services, including the acquisition of Tele2 in Italy and Spain.
Germany
Service revenue remained stable, or declined by 2.9% at constant exchange rates, mainly due to a 7.8% decrease at constant exchange rates in voice revenue resulting from a reduction in termination rates, the full year impact of significant tariff cuts introduced in the second half of the 2007 financial year and reduced roaming rates. This was partially offset by the 34.4% growth in outgoing voice minutes, driven by a 9.1% increase in the average customer base and higher usage per customer. Messaging revenue fell by 9.0% at constant exchange rates, due to lower usage by prepaid customers and new tariffs with inclusive messages sent within the Vodafone network, which stimulated an 8.8% growth in volumes, but was more than offset by the resulting lower rate per message. These falls were partially offset by the 35.8% growth at constant exchange rates in data revenue, largely due to a 71.9% increase in the combined number of registered mobile PC connectivity devices and handheld business devices, particularly in the business segment, as well as increased Vodafone HappyLive! bundle penetration in the consumer segment. During the year, the fixed broadband customer base increased by 0.5 million to 2.6 million at 31 March 2008.
Adjusted EBITDA fell by 1.1%, or 5.0% at constant exchange rates, primarily due to the reduction in voice revenue. Total costs decreased at constant exchange rates, mainly as a result of a 3.6% decrease at constant exchange rates in direct costs resulting from termination rate cuts as well as fewer handset sales to third party distributors and lower content costs than in the 2007 financial year, offset by higher access line fees from the expanding customer base. Operating expenses fell by 9.2% at constant exchange rates, reflecting targeted cost saving initiatives, despite the growing customer base. Customer costs rose by 5.0% at constant exchange rates, due to a higher volume of gross additions and a higher cost per upgrade from an increased focus on higher value customers.

Vodafone Group Plc Annual Report 2009  33

Operating results continued

Italy
Service revenue increased by 0.6%, as a 7.4% fall in voice revenue was offset by 17.3% and 39.8% increases in messaging and data revenue, respectively, all at constant exchange rates, as well as the contribution from the Tele2 acquisition in the second half of the year. On an organic basis, service revenue fell by 2.0%. The regulatory cancellation of top up fees and reduction in termination rates led to the fall in voice revenue but were partially mitigated by a 21.5% rise in outgoing voice usage, benefiting from a 23.2% increase in average consumer and business contract customers, successful promotions and initiatives driving usage within the Vodafone network, and elasticity arising from the top up fee removal. The success of targeted promotions and tariff options contributed to the 31.8% growth in messaging volumes, while the increase in data revenue was driven by the 108.0% growth in registered mobile PC connectivity devices.
Adjusted EBITDA increased by 0.4%, but decreased by 3.2% on an organic basis, primarily as a result of the fall in voice revenue due to the regulatory cancellation of top up fees. Direct costs decreased by 0.3% on an organic basis, reflecting the growth in outgoing voice minute volumes, offset by a higher proportion of calls and messages to Vodafone customers and lower prepaid airtime commissions. Customer costs rose by 13.7% on an organic basis due to the investment in the business and higher value consumer contract segments. Operating expenses fell on an organic basis by 19.7% as a result of the release of the provision for brand royalty payments following agreement of revised terms.
Spain
Spain delivered service revenue growth of 9.7%, with 6.7% growth in voice revenue and 31.1% growth in data revenue, all at constant exchange rates, as well as the contribution from the Tele2 acquisition in the second half of the year. Organic growth in service revenue was 8.1%, with lower organic growth of 5.8% in the second half of the year resulting from a slowing average customer base growth rate in an increasingly competitive market. Outgoing voice and messaging revenue benefited from the 9.1% growth in the average customer base and an increase in usage and volumes of 14.1% and 12.7%, respectively, driven by various usage stimulation initiatives. A 101.1% increase in registered mobile PC connectivity devices led to the increase in data revenue.
Spain generated growth of 15.3% in adjusted EBITDA, or 11.1% on an organic basis, due to the increase in service revenue, partially offset by a 4.5% rise in organic customer costs driven by the higher volume of upgrades and cost per contract upgrade as well as a reduction in gross additions. The proportion of contract customers within the total closing customer base increased by 3.2 percentage points to 58.0%. Direct costs increased by 5.6% on an organic basis as the benefit from termination rate cuts was more than offset by the higher volumes of outgoing voice minutes. Operating expenses increased by 0.4% on an organic basis but fell as a percentage of service revenue as a result of good cost control.
UK
The UK recorded service revenue growth of 5.8%, with an 8.9% increase in the average customer base, following the success of the new tariff initiatives introduced in September 2006. Sustained market performance and increased penetration of 18 month contracts, which led to lower contract churn for the year, contributed to the growth in the customer base. Voice revenue remained stable as the lower prices were offset by a 16.6% increase in total usage. Messaging revenue increased by 21.7% following a 36.7% rise in usage, driven by the higher take up of messaging bundles. Growth of 28.5% was achieved in data revenue due to improved service offerings for business customers and the benefit of higher registered mobile PC connectivity devices.
Although service revenue grew by 5.8%, adjusted EBITDA fell by 1.9% as a result of the rise in total costs, partially offset by a £30 million VAT refund. Direct costs increased by 12.4% due to the 20.0% growth in outgoing mobile minutes, reflecting growth in the customer base and larger bundled offers and cost of sales associated with the growing managed solutions business and investment in content based data services. The UK business continued to invest in acquiring new customers in a highly competitive market, leading to a 6.3% increase in customer costs. Operating expenses increased by 8.5%, although remained stable as a percentage of service revenue, with the increase due to a rise in commercial operating costs in support of sales channels and customer care activities and a £35 million charge for the restructuring programmes announced in March 2008.
Other Europe
Other Europe had service revenue growth of 6.9%, or 2.4% on an organic basis, with strong organic growth in data revenue of 41.3%. Portugal and the Netherlands delivered service revenue growth of 7.2% and 9.0%, respectively, at constant exchange rates, as both benefited from strong customer growth. These were mostly offset by a 6.2% decline in service revenue in Greece at constant exchange rates, which arose from the impact of termination rate cuts in June 2007 and the cessation of a national roaming agreement in April 2007.
In Other Europe, adjusted EBITDA grew by 6.4%, or 2.9% on an organic basis, largely driven by the 3.0% rise in revenue at constant exchange rates, but offset by increased customer costs. The growth in adjusted EBITDA was primarily driven by increases in Portugal and the Netherlands of 12.3% and 7.9%, respectively, at constant exchange rates, resulting from the growth in service revenue, as well as good cost control in Portugal. These were partially offset by the 4.4% fall at constant exchange rates in Greece, where results were affected by a decline in service revenue, increased retention and marketing costs and a regulatory fine.
Africa and Central Europe(1)

			Africa and
			Central
	Vodacom	Other(2)	Europe	% change
	£m	£m	£m	£	Organic(2)

Year ended 31 March 2008
Revenue	1,609	3,337	4,946	20.8	13.6
Service revenue	1,398	3,219	4,617	21.0	13.2
Adjusted EBITDA	586	1,083	1,669	17.1	15.6
Adjusted operating profit	365	387	752	33.1	18.0
Adjusted EBITDA margin	36.4%	32.5%	33.7%

Year ended 31 March 2007
Revenue	1,478	2,616	4,094
Service revenue	1,287	2,528	3,815
Adjusted EBITDA	532	893	1,425
Adjusted operating profit	327	238	565
Adjusted EBITDA margin	36.0%	34.1%	34.8%

Notes:

(1)	The Group revised its segment structure during the year. See note 3 to the consolidated financial statements.

(2)	On 1 October 2007, Romania rebased all of its tariffs and changed its functional currency from US dollars to euros. In calculating all constant exchange rate and organic metrics which include Romania, previous US dollar amounts have been translated into euros at the 1 October 2007 US$/euro exchange rate.
Vodafone has continued to execute on its strategy to deliver strong growth in emerging markets during the 2008 financial year, with good performances in Turkey, acquired in May 2006, and Romania. The Group began to differentiate itself in its emerging markets, with initiatives such as the Vodafone M-PESA/Vodafone Money Transfer service.
Revenue growth for the year ended 31 March 2008 was 20.8% for the region, or 13.6% on an organic basis, with the key driver of organic growth being the increase in service revenue of 21.0%, or 13.2% on an organic basis.
Adjusted EBITDA increased by 17.1% for the year ended 31 March 2008, or 15.6% on an organic basis, due to strong performances in Vodacom and Romania.

34  Vodafone Group Plc Annual Report 2009

Performance

The impact of merger and acquisition activity and foreign exchange movements on revenue, service revenue, adjusted EBITDA and adjusted operating profit are shown below:

	Organic	M&A	Foreign	Reported
	growth	activity	exchange	growth
	%	pps	pps	%

Revenue
Africa and Central Europe	13.6	6.0	1.2	20.8

Service revenue
Vodacom	16.5	—	(7.9)	8.6
Other	11.2	9.5	6.6	27.3

Africa and Central Europe	13.2	6.2	1.6	21.0

Adjusted EBITDA
Vodacom	18.3	—	(7.9)	10.4
Other	13.9	3.6	3.6	21.1

Africa and Central Europe	15.6	2.1	(0.6)	17.1

Adjusted operating profit
Vodacom	19.1	—	(7.5)	11.6
Other	17.0	52.7	(7.1)	62.6

Africa and Central Europe	18.0	22.6	(7.5)	33.1

On an organic basis, voice revenue grew by 12.0% and messaging revenue and data revenue rose by 6.6% and 103.9%, respectively, as a result of the 22.4% organic increase in the average customer base.
Vodacom
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
Vodacom’s adjusted EBITDA rose by 10.4%, or 18.3% at constant exchange rates. The main cost drivers were operating expenses, which increased by 19.3% at constant exchange rates, and direct costs which grew by 17.1% at constant exchange rates, primarily as a result of increased prepaid airtime commission following the growth of the business. Growth at constant exchange rates was in excess of reported growth as Vodacom’s reported performance in the 2008 financial year was impacted by the negative effect of exchange rates arising on the translation of its results into sterling.
Other Africa and Central Europe
Service revenue increased by 27.3%, by 11.2% on an organic basis, driven by performances in Turkey and Romania.
At constant exchange rates, Turkey delivered revenue growth of 24%, assuming the Group owned the business for the whole of both periods, with 25.2% growth in the average customer base compared to the 2007 financial year. While growth rates remained high, they slowed in the last quarter of the year, but remained consistent with the overall growth rate for the market. In order to maintain momentum in an increasingly competitive environment, the business concentrated on targeted promotional offers and focused on developing distribution, as well as continued investment in the brand and completing the planned improvements to network coverage. The revenue performance year on year was principally as a result of the increase in voice revenue driven by the rise in average customers, but also benefited from the growth in messaging revenue, resulting from higher volumes.
In Romania, service revenue increased by 15.0%, or 19.6% at constant exchange rates, driven by an 18.3% rise in the average customer base following the impact of initiatives focusing on business and contract customers, as well as growth in roaming revenue and a strong performance in data revenue following successful promotions and a growing base of mobile data customers. However, service revenue growth slowed in the last quarter, when compared to the same quarter in the 2007 financial year, in line with lower average customer growth, which was in turn driven by increased competition in the market, with five mobile operators competing for market share.
Adjusted EBITDA grew by 21.1%, or by 13.9% on an organic basis, with the main drivers of growth being Turkey and Romania.
Turkey generated strong growth in adjusted EBITDA, assuming the Group owned the business for the whole of both periods, driven by the increase in revenue. The closing customer base grew by 21.8% following additional investment in customer acquisition activities, with the new connections in the year driving the higher customer costs. Direct costs were up, mainly due to ongoing regulatory fees, which equate to 15% of revenue. Operating expenses remained constant as a percentage of service revenue but increased following continued investment in the brand and network in line with the acquisition plan.
Romania’s adjusted EBITDA grew by 15.8%, or 20.9% at constant exchange rates, with increases in costs being mitigated by service revenue performance. Direct costs grew, reflecting the 18.3% rise in the average customer base. As a percentage of service revenue, customer costs increased as a result of the increased competition for customers. Increases in the number of direct sales and distribution employees, following the market trend towards direct distribution channels, led to a 6.6% increase in operating expenses, or 11.0% at constant exchange rates.
Asia Pacific and Middle East(1)

			Asia Pacific
			and Middle
	India	Other	East	% change
	£m	£m	£m	£	Organic

Year ended 31 March 2008
Revenue	1,822	2,577	4,399	87.4	15.9
Service revenue	1,753	2,348	4,101	90.4	16.2
Adjusted EBITDA	598	878	1,476	78.7	14.3
Adjusted operating profit	35	495	530	12.3	8.1
Adjusted EBITDA margin	32.8%	34.1%	33.6%

Year ended 31 March 2007
Revenue	—	2,347	2,347
Service revenue	—	2,154	2,154
Adjusted EBITDA	—	826	826
Adjusted operating profit	—	472	472
Adjusted EBITDA margin	—	35.2%	35.2%

Note:

(1)	The Group revised its segment structure during the year. See note 3 to the consolidated financial statements.
Vodafone continued to execute on its strategy to deliver strong growth in emerging markets during the 2008 financial year, with the acquisition of Vodafone Essar (formerly Hutchison Essar) in India and with strong performance in Egypt. The Group began to differentiate itself in emerging markets, with initiatives such as the introduction of Vodafone branded handsets.
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
Revenue growth for the year ended 31 March 2008 was 87.4% for the region, or 15.9% on an organic basis, with the key driver for organic growth being the increase in service revenue of 90.4%, or 16.2% on an organic basis.
Adjusted EBITDA increased by 78.7% for the year ended 31 March 2008, or 14.3% on an organic basis, due to performances in Egypt and Australia.

Vodafone Group Plc Annual Report 2009  35

Operating results continued

The impact of merger and acquisition activity and foreign exchange movements on revenue, service revenue, adjusted EBITDA and adjusted operating profit are shown below:

	Organic	M&A	Foreign	Reported
	growth	activity	exchange	growth
	%	pps	pps	%

Revenue
Asia Pacific and Middle East	15.9	81.9	(10.4)	87.4

Service revenue
India	—	—	—	—
Other	16.2	—	(7.2)	9.0

Asia Pacific and Middle East	16.2	86.6	(12.4)	90.4

Adjusted EBITDA
India	—	—	—	—
Other	14.3	—	(8.1)	6.2

Asia Pacific and Middle East	14.3	77.6	(13.2)	78.7

Adjusted operating profit
India	—	—	—	—
Other	8.1	—	(3.4)	4.7

Asia Pacific and Middle East	8.1	7.6	(3.4)	12.3

India
At constant exchange rates, Vodafone Essar performed well since acquisition, with growth in revenue of 55% assuming the Group owned the business for the whole of both periods. Since acquisition, there were 16.4 million net customer additions, bringing the total customer base to 44.1 million at 31 March 2008. Penetration in mobile telephony increased following falling prices of both handsets and tariffs and network coverage increases. The market remains competitive and prepaid offerings are moving to lifetime validity products, which allow the customer to stay connected to the network without requiring any top ups. Revenue continued to grow as the customer base increased, particularly in outgoing voice as service offerings drove greater usage.
The Indian mobile market continued to grow, with penetration reaching 23% by the end of March 2008. Vodafone Essar, which successfully adopted the Vodafone brand in September 2007, continued to perform well, with adjusted EBITDA slightly ahead of expectations held at the time of the completion of the acquisition. This was partially due to the Group’s rapid network expansion in this market together with improvements in operating expense efficiency, particularly in customer care. The outsourcing of the IT function was implemented during January 2008 and is expected to lead to the faster roll out of more varied services to customers, while delivering greater cost efficiencies.
Other Asia Pacific and Middle East
Service revenue increased by 9.0%, by 16.2% on an organic basis, driven by performances in Egypt and Australia.
In Egypt, service revenue growth was 31.2% at constant exchange rates, benefiting from a 52.7% increase in the average customer base and an increase in voice revenue, with the fall in the effective rate per minute being offset by a 60.1% increase in usage. The success of recent prepaid customer offerings, such as the Vodafone Family tariff, contributed to the 45.8% growth in closing customers compared to the 2007 financial year.
In Australia, service revenue grew by 7.5% at constant exchange rates, which was achieved despite the sharp regulatory driven decline in termination rates during the year. Revenue growth in Australia reflected an 8.0% increase in the average customer base and the mix of higher value contract customers. New Zealand also saw strong growth in service revenue, which increased by 20.0%, or by 10.1% at constant exchange rates, driven primarily by a 16.7% increase in the average contract customer base and strong growth in data and fixed line revenue.
Adjusted EBITDA grew by 6.2%, or by 14.3% on an organic basis, with the main drivers of growth being Egypt and Australia.
In Egypt, adjusted EBITDA increased by 20.6% at constant exchange rates. Direct costs grew due to prepaid airtime commission increases and 3G licence costs. Within operating expenses, staff investment programmes, higher publicity costs and leased line costs increased during the year, although operating expenses remained stable as a percentage of service revenue.
The favourable performance in Australia was a result of the higher contract customer base, achieved through expansion of retail distribution, with higher contract revenue offsetting the increase in customer costs.
Verizon Wireless

	2008	2007	% change
	£m	£m	£	$

Revenue	10,144	9,387	8.1	14.5
Service revenue	9,246	8,507	8.7	15.2
Adjusted EBITDA	3,930	3,614	8.7	15.3
Interest	(102)	(179)	(43.0)
Tax(1)	(166)	(125)	32.8
Minority interest	(56)	(61)	(8.2)
Group’s share of result in Verizon Wireless	2,447	2,077	17.8	24.8

Note:

(1)	The Group’s share of the tax attributable to Verizon Wireless relates only to the corporate entities held by the Verizon Wireless partnership and certain state taxes which are levied on the partnership.
Verizon Wireless increased its closing customer base by 10.6% in the year ended 31 March 2008, adding 6.5 million net additions to reach a total customer base of 67.2 million. The performance was particularly robust in the higher value contract segment and was achieved in a market where the estimated mobile penetration reached 88% at 31 March 2008.
The strong customer growth was achieved through a combination of higher gross additions and Verizon Wireless’ strong customer loyalty, with the latter evidenced through continuing low levels of churn. The 12.3% growth in the average mobile customer base combined with a 2.7% increase in ARPU resulted in a 15.2% increase in service revenue. ARPU growth was achieved through the continued success of non-voice services, driven predominantly by data cards, wireless email and messaging services. Verizon Wireless’ operating profit was impacted by efficiencies in other direct costs and operating expenses, partly offset by a higher level of customer acquisition and retention costs.
During the 2008 financial year, Verizon Wireless consolidated its spectrum position through the Federal Communications Commission’s Auction 73, winning the auction for a nationwide spectrum footprint plus licences for individual markets for US$9.4 billion, which was fully funded by debt. This spectrum depth will allow Verizon Wireless to continue to grow revenue, to preserve its reputation as the nation’s most reliable wireless network, and to continue to lead in data services to satisfy the next wave of services and consumer electronics devices.
The Group’s share of the tax attributable to Verizon Wireless for the year ended 31 March 2008 relates only to the corporate entities held by the Verizon Wireless partnership. The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.

36  Vodafone Group Plc Annual Report 2009

Outlook	Performance

2010 financial year

Adjusted
	operating	Free
	profit	cash flow(1)
	£bn	£bn

2009 performance	11.8	5.7	(1)

2010 outlook(2)(3)	11.0 to 11.8	6.0 to 6.5

Notes:

(1)	Excludes spectrum and licence payments but includes payments in respect of long standing tax issues. The amount for the 2009 financial year is stated after £0.3 billion of tax payments, including associated interest, in respect of a number of long standing tax issues.

(2)	Includes assumptions of average foreign exchange rates for the 2010 financial year of approximately £1:€1.12 (2009: 1.20) and £1:US$1.50 (2009: 1.72). A substantial majority of the Group’s adjusted operating profit and free cash flow is denominated in currencies other than sterling, the Group’s reporting currency. A 1% change in the euro to sterling exchange rate would impact adjusted operating profit by approximately £70 million.

(3)	The outlook does not include the impact of reorganisation costs arising from the Alltel acquisition by Verizon Wireless but includes the impact of the Group’s acquisition of a further 15.0% stake in Vodacom and the consolidation of that entity from 18 May 2009.
In Europe and Central Europe, recent significant declines in GDP and continued competitive intensity will make operating conditions challenging in the 2010 financial year. In these markets, the Group expects that voice and messaging revenue trends will continue as a result of ongoing pricing pressures and slowing usage growth. However, further growth in data revenue is expected. In Turkey, the Group expects that the 2010 financial year will be challenging. Revenue growth in other emerging markets, in particular India and Africa, is expected to continue as the Group drives penetration in these markets. The Group expects another year of good performance at Verizon Wireless.
Adjusted operating profit is expected to be in the range £11.0 billion to £11.8 billion, with benefits from the improved foreign exchange environment being offset by weaker trends in trading. The wider outlook range for adjusted operating profit is consistent with the uncertain economic environment. Performance will be determined by actual economic trends, the Group’s speed in closing performance gaps which exist in certain markets and the extent to which the Group decides to reinvest part of its cost savings into total communications growth opportunities. Underlying adjusted EBITDA margins in the 2010 financial year, before the impact of acquisitions and disposals, foreign exchange and business mix, are expected to decline by a similar amount to the 2009 financial year, reflecting the benefit of the acceleration of the Group’s cost savings programme in a weaker revenue environment. Overall Group adjusted EBITDA margin is expected to decline at a slightly slower rate. Total depreciation and amortisation charges are expected to be around £8.5 billion, higher than in the 2009 financial year as the result of the acquisition of a further stake in Vodacom and the consolidation of that entity from 18 May 2009, capital expenditure in India and the impact of foreign exchange rates.
Free cash flow before licence and spectrum payments is expected to be in the range £6.0 billion to £6.5 billion, ahead of the Group’s medium term target to deliver between £5.0 and £6.0 billion annual free cash flow. Capitalised fixed asset additions are expected to be at a similar level to the 2009 financial year after adjusting for the impact of foreign exchange. European capital intensity will be around 10% of revenue and the Group expects to continue to invest in India.
The Group continues to make significant cash payments for tax and associated interest in respect of long standing tax issues. The Group does not expect resolution of the application of UK Controlled Foreign Company legislation to the Group in the near term.
The adjusted tax rate percentage is expected to be in the mid 20s for the 2010 financial year, driven by reducing rates of corporate taxation in certain countries where the Group operates, with the Group targeting a similar level in the medium term.
2009 financial year

		Adjusted	Capitalised
		operating	fixed asset	Free
	Revenue	profit	additions	cash flow(1)
	£bn	£bn	£bn	£bn

Outlook — May 2008(2)	39.8 to 40.7	11.0 to 11.5	5.3 to 5.8	5.1 to 5.6
Operational	(1.0)	(0.4)	(0.2)	0.1
Acquisitions	0.2	—	0.1	(0.1)
Foreign exchange	0.3	0.4	—	0.1

Outlook — November 2008(3)	38.8 to 39.7	11.0 to 11.5	5.2 to 5.7	5.2 to 5.7
Foreign exchange	1.8	0.5	0.3	0.3

Outlook — February 2009(4)	40.6 to 41.5	11.5 to 12.0	5.5 to 6.0	5.5 to 6.0

2009 performance	41.0	11.8	5.9	5.7

Notes:

(1)	Before licence and spectrum payments.

(2)	The Group’s outlook from May 2008 reflected expectations for average foreign exchange rates for the 2009 financial year of approximately £1:€1.30 and £1:US$1.96.

(3)	The Group’s outlook, as updated in November 2008, reflected the impact of the Group’s acquisition of stakes in Ghana, Qatar and Poland and by SFR of Neuf Cegetel and updated expectations for average foreign exchange rates for the 2009 financial year of approximately £1:€1.26 and £1:US$1.80.

(4)	The Group’s outlook, as updated in February 2009, reflected updated expectations for average foreign exchange rates for the 2009 financial year of approximately £1:€1.20 and £1:US$1.72.

Vodafone Group Plc Annual Report 2009  37

Principal risk factors and uncertainties
The following discussion of principal risk factors and uncertainties identifies the most significant risks that may adversely affect the Group’s business, operations, liquidity, financial position or future performance. This section should be carefully read in conjunction with the “Forward-looking statements” on page 142 of this document.

Adverse macro economic conditions in the markets in which the Group operates could impact the Group’s results of operations.
Adverse macro economic conditions and further deterioration in the global economic environment, such as a deepening recession or further economic slowdown in the markets in which the Group operates, may lead to a reduction in the level of demand from the Group’s customers for existing and new products and services. In difficult economic conditions, consumers may seek to reduce discretionary spending by reducing their use of the Group’s products and services, including data services, or by switching to lower-cost alternatives offered by the Group’s competitors. Similarly, under these conditions the enterprise customers that the Group serves may delay purchasing decisions, delay full implementation of service offerings or reduce their use of the Group’s services. In addition, adverse economic conditions may lead to an increased number of the Group’s consumer and enterprise customers that are unable to pay for existing or additional services. If these events were to occur, it could have a material adverse effect on the Group’s results of operations.
The continued volatility of worldwide financial markets may make it more difficult for the Group to raise capital externally, which could have a negative impact on the Group’s access to finance.
The Group’s key sources of liquidity in the foreseeable future are likely to be cash generated from operations and borrowings through long term and short term issuances in the capital markets as well as committed bank facilities. Due to the recent volatility experienced in capital and credit markets around the world, new issuances of debt securities may experience decreased demand. Adverse changes in credit markets or Vodafone’s credit ratings could increase the cost of borrowing and banks may be unwilling to renew credit facilities on existing terms. Any of these factors could have a negative impact on the Group’s access to finance.
Regulatory decisions and changes in the regulatory environment could adversely affect the Group’s business.
As the Group has ventures in a large number of geographic areas, it must comply with an extensive range of requirements that regulate and supervise the licensing, construction and operation of its telecommunications networks and services. In particular, there are agencies which regulate and supervise the allocation of frequency spectrum and which monitor and enforce regulation and competition laws which apply to the mobile telecommunications industry. Decisions by regulators regarding the granting, amendment or renewal of licences, to the Group or to third parties, could adversely affect the Group’s future operations in these geographic areas. The Group cannot provide any assurances that governments in the countries in which it operates will not issue telecommunications licences to new operators whose services will compete with it. In addition, other changes in the regulatory environment concerning the use of mobile phones may lead to a reduction in the usage of mobile phones or otherwise adversely affect the Group. Additionally, decisions by regulators and new legislation, such as those relating to international roaming charges and call termination rates, could affect the pricing for, or adversely affect the revenue from, the services the Group offers. Further details on the regulatory framework in certain countries and regions in which the Group operates, and on regulatory proceedings can be found in “Regulation” on page 135.
Increased competition may reduce market share and revenue.
The Group faces intensifying competition and its ability to compete effectively will depend on, among other things, network quality, capacity and coverage, the pricing of services and equipment, the quality of customer service, development of new and enhanced products and services, the reach and quality of sales and distribution channels and capital resources. Competition could lead to a reduction in the rate at which the Group adds new customers, a decrease in the size of the Group’s market share and a decline in the Group’s ARPU as customers choose to receive telecommunications services, or other competing services, from other providers. Examples include, but are not limited to, competition from internet based services and MVNOs.
The focus of competition in many of the Group’s markets continues to shift from customer acquisition to customer retention as the market for mobile telecommunications has become increasingly penetrated. Customer deactivations are measured by the Group’s churn rate. There can be no assurance that the Group will not experience increases in churn rates, particularly as competition intensifies. An increase in churn rates could adversely affect profitability because the Group would experience lower revenue and additional selling costs to replace customers or recapture lost revenue.
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
The Group has entered into several cost reduction initiatives principally relating to network sharing, the outsourcing of IT application, development and maintenance, data centre consolidation, supply chain management and a business transformation programme to implement a single, integrated operating model using one ERP system. However, there is no assurance that the full extent of the anticipated benefits will be realised in the timeline envisaged.
Changes in assumptions underlying the carrying value of certain Group assets could result in impairment.
Vodafone completes a review of the carrying value of its assets annually, or more frequently where the circumstances require, to assess whether those carrying values can be supported by the net present value of future cash flows derived from such assets. This review examines the continued appropriateness of the assumptions in respect of highly uncertain matters upon which the carrying values of certain of the Group’s assets are based. This includes an assessment of discount rates and long term growth rates, future technological developments and timing and quantum of future capital expenditure, as well as several factors which may affect revenue and

38  Vodafone Group Plc Annual Report 2009

Performance

profitability identified within other risk factors in this section such as intensifying competition, pricing pressures, regulatory changes and the timing for introducing new products or services. Due to the Group’s substantial carrying value of goodwill under International Financial Reporting Standards, the revision of any of these assumptions to reflect current or anticipated changes in operations or the financial condition of the Group could lead to an impairment in the carrying value of certain assets in the Group. While impairment does not impact reported cash flows, it does result in a non-cash charge in the consolidated income statement and thus no assurance can be given that any future impairments would not affect the Company’s reported distributable reserves and therefore its ability to make distributions to its shareholders or repurchase its shares. See “Critical accounting estimates” on page 71.
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
Some of the Group’s interests in mobile licences are held through entities in which it is a significant, but not a controlling owner. Under the governing documents for some of these partnerships and corporations, certain key matters such as the approval of business plans and decisions as to the timing and amount of cash distributions require the consent of the partners. In others, these matters may be approved without the Company’s consent. The Company may enter into similar arrangements as it participates in ventures formed to pursue additional opportunities. Although the Group has not been materially constrained by the nature of its mobile ownership interests, no assurance can be given that its partners will not exercise their power of veto or their controlling influence in any of the Group’s ventures in a way that will hinder the Group’s corporate objectives and reduce any anticipated cost savings or revenue enhancement resulting from these ventures.
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
The Group’s business and its ability to retain customers and attract new customers may be impaired by actual or perceived health risks associated with the transmission of radio waves from mobile telephones, transmitters and associated equipment.
Concerns have been expressed in some countries where the Group operates that the electromagnetic signals emitted by mobile telephone handsets and base stations may pose health risks at exposure levels below existing guideline levels and may interfere with the operation of electronic equipment. In addition, as described under the heading “Legal proceedings” in note 33 to the consolidated financial statements, several mobile industry participants, including the Company and Verizon Wireless, have had lawsuits filed against them alleging various health consequences as a result of mobile phone usage, including brain cancer. While the Company is not aware that such health risks have been substantiated, there can be no assurance that the actual, or perceived, risks associated with radio wave transmission will not impair its ability to retain customers and attract new customers, reduce mobile telecommunications usage or result in further litigation. In such event, because of the Group’s strategic focus on mobile telecommunications, its business and results of operations may be more adversely affected than those of other companies in the telecommunications sector.
The Group’s business would be adversely affected by the non-supply of equipment and support services by a major supplier.
Companies within the Group source network infrastructure and other equipment, as well as network-related and other significant support services, from third party suppliers. The withdrawal or removal from the market of one or more of these major third party suppliers could adversely affect the Group’s operations and could result in additional capital or operational expenditures by the Group.

Vodafone Group Plc Annual Report 2009  39

Financial position and resources

Consolidated balance sheet

	2009	2008
	£m	£m

Non-current assets
Intangible assets	74,938	70,331
Property, plant and equipment	19,250	16,735
Investments in associated undertakings	34,715	22,545
Other non-current assets	10,767	8,935

	139,670	118,546
Current assets	13,029	8,724

Total assets	152,699	127,270

Total equity shareholders’ funds	86,162	78,043
Total minority interests	(1,385)	(1,572)

Total equity	84,777	76,471

Liabilities
Borrowings
Long term	31,749	22,662
Short term	9,624	4,532
Taxation liabilities
Deferred tax liabilities	6,642	5,109
Current taxation liabilities	4,552	5,123
Other non-current liabilities	1,584	1,055
Other current liabilities	13,771	12,318

Total liabilities	67,922	50,799

Total equity and liabilities	152,699	127,270

Non-current assets
Intangible assets
At 31 March 2009, the Group’s intangible assets were £74.9 billion, with goodwill comprising the largest element at £54.0 billion (2008: £51.3 billion). The increase in intangible assets was primarily as a result of £10.0 billion of favourable exchange rate movements and £2.3 billion of additions, partially offset by amortisation of £2.8 billion and an impairment charge of £5.9 billion. Refer to note 10 to the consolidated financial statements for further information on the impairment charge.
Property, plant and equipment
Property, plant and equipment increased from £16.7 billion at 31 March 2008 to £19.3 billion at 31 March 2009, predominantly as a result of £4.8 billion of additions and £2.1 billion of favourable foreign exchange movements, which more than offset the £4.1 billion of depreciation charges and a £0.3 billion reduction due to disposals.
Investments in associated undertakings
The Group’s investments in associated undertakings increased from £22.5 billion at 31 March 2008 to £34.7 billion at 31 March 2009, mainly as a result of favourable foreign exchange movements of £8.7 billion. The Group’s share of the results of its associated undertakings, after deductions of interest, tax and minority interest, contributed a further £4.1 billion to the increase, mainly arising from the Group’s investment in Verizon Wireless, and was partially offset by £0.8 billion of dividends received.
Other non-current assets
Other non-current assets mainly relate to other investments held by the Group, which totalled £7.1 billion at 31 March 2009 compared to £7.4 billion at 31 March 2008, primarily as a result of a decrease in the listed share price of China Mobile, which was largely offset by foreign exchange rate movements. The movement in other non-current assets primarily represents a £1.6 billion increase in the revaluation of financial instruments.
Current assets
Current assets increased to £13.0 billion at 31 March 2009 from £8.7 billion at 31 March 2008, mainly as a result of the increased holdings due to funding requirements in relation to the completion of the Vodacom transaction and in anticipation of bond redemptions occurring in May 2009.
Total equity shareholders’ funds
Total equity shareholders’ funds increased from £78.0 billion at 31 March 2008 to £86.2 billion at 31 March 2009. The increase comprises primarily the profit for the year of £3.1 billion and a £12.6 billion benefit from the impact of favourable exchange rate movements less equity dividends of £4.0 billion.
Borrowings
Long term borrowings and short term borrowings increased to £41.4 billion at 31 March 2009 from £27.2 billion at 31 March 2008, mainly as a result of foreign exchange movements and new bond issues.
Taxation liabilities
The deferred tax liability increased from £5.1 billion at 31 March 2008 to £6.6 billion at 31 March 2009, which arose mainly from the impact of foreign exchange movements.
Other current liabilities
The increase in other current liabilities from £12.3 billion at 31 March 2008 to £13.8 billion at 31 March 2009 was primarily to due foreign exchange differences arising on translation of liabilities in foreign subsidiaries and joint ventures. Group trade payables at 31 March 2009 were equivalent to 38 days (2008: 37 days) outstanding, calculated by reference to the amount owed to suppliers as a proportion of the amounts invoiced by suppliers during the year.
Contractual obligations and contingencies
A summary of the Group’s principal contractual financial obligations is shown below. Further details on the items included can be found in the notes to the consolidated financial statements. Details of the Group’s contingent liabilities are included in note 33 to the consolidated financial statements.

	Payments due by period £m
			1-3	3-5
Contractual obligations(1)	Total	<1 year	years	years	>5 years

Borrowings(2)	49,130	10,809	12,509	7,594	18,218
Operating lease commitments(3)	5,616	1,041	1,451	989	2,135
Capital commitments(3)(4)	2,107	1,874	153	69	11
Purchase commitments	2,518	1,616	524	283	95

Total contractual cash obligations(1)	59,371	15,340	14,637	8,935	20,459

Notes:

(1)	The above table of contractual obligations excludes commitments in respect of options over interests in Group businesses held by minority shareholders (see “Option agreements and similar arrangements”) and obligations to pay dividends to minority shareholders (see “Dividends from associated undertakings and to minority shareholders”). The table excludes current and deferred tax liabilities and obligations under post employment benefit schemes, details of which are provided in notes 6 and 26 to the consolidated financial statements, respectively.

(2)	See note 25 to the consolidated financial statements.

(3)	See note 32 to the consolidated financial statements.

(4)	Primarily related to network infrastructure.
Equity dividends
The table below sets out the amounts of interim, final and total cash dividends paid or, in the case of the final dividend for the 2009 financial year, proposed, in respect of each financial year.

	Pence per ordinary share
Year ended 31 March	Interim	Final		Total

2005	1.91	2.16		4.07
2006	2.20	3.87		6.07
2007	2.35	4.41		6.76
2008	2.49	5.02		7.51
2009	2.57	5.20	(1)	7.77

Note:

(1)	The final dividend for the year ended 31 March 2009 was proposed on 19 May 2009 and is payable on 7 August 2009 to holders of record as of 5 June 2009. For American Depositary Share (‘ADS’) holders, the dividend will be payable in US dollars under the terms of the ADS depositary agreement.

40  Vodafone Group Plc Annual Report 2009

Performance

The Company provides returns to shareholders through dividends. The Company has historically paid dividends semi-annually, with a regular interim dividend in respect of the first six months of the financial year payable in February and a final dividend payable in August. The directors expect that the Company will continue to pay dividends semi-annually. In November 2008, the directors announced an interim dividend of 2.57 pence per share, representing a 3.2% increase over last year’s interim dividend.
In considering the level of dividends, the Board takes account of the outlook for earnings growth, operating cash flow generation, capital expenditure requirements, acquisitions and divestments, together with the amount of debt and share purchases.
In November 2008, the Board reviewed the previous dividend policy in the light of recent foreign exchange rate volatility, the impact of amortisation of acquired intangible assets and the current economic environment, following which it adopted a progressive policy, where dividend growth reflects the underlying trading and cash performance of the Group.
Accordingly, the directors announced a proposed final dividend of 5.20 pence per share, representing a 3.6% increase over last year’s final dividend.
Liquidity and capital resources
The major sources of Group liquidity for the 2009 and 2008 financial years were cash generated from operations, dividends from associated undertakings, and borrowings through short term and long term issuances in the capital markets. The Group does not use off-balance sheet special purpose entities as a source of liquidity or for other financing purposes.
The Group’s key sources of liquidity for the foreseeable future are likely to be cash generated from operations and borrowings through long term and short term issuances in the capital markets, as well as committed bank facilities.
The Group’s liquidity and working capital may be affected by a material decrease in cash flow due to factors such as reduced operating cash flow resulting from further possible business disposals, increased competition, litigation, timing of tax payments and the resolution of outstanding tax issues, regulatory rulings, delays in the development of new services and networks, licence and spectrum payments, inability to receive expected revenue from the introduction of new services, reduced dividends from associates and investments or increased dividend payments to minority shareholders. Please see the section titled “Principal risk factors and uncertainties”, on pages 38 and 39. In particular, the Group continues to expect significant cash tax payments and associated interest payments in relation to long standing tax issues.
The Group is also party to a number of agreements that may result in a cash outflow in future periods. These agreements are discussed further in “Option agreements and similar arrangements” at the end of this section.
Wherever possible, surplus funds in the Group (except in Egypt and India) are transferred to the centralised treasury department through repayment of borrowings, deposits, investments, share purchases and dividends. These are then loaned internally or contributed as equity to fund Group operations, used to retire external debt, invested externally or used to pay external dividends.
Cash flows
Free cash flow before licence and spectrum payments increased by 2.5% to £5,722 million, despite a deferral of a US$250 million gross tax distribution from Verizon Wireless to April 2009, as the increased cash generated by operations more than offset higher capital expenditure, and taxation payments were lower than in the prior year. Free cash flow was lower resulting from a £647 million payment representing 60% of the licence in Qatar, of which £530 million was funded by Vodafone Qatar’s other shareholders.
Cash generated by operations increased by £1,345 million to £14,634 million, with approximately 72% generated in the Europe region. Capital expenditure before licence and spectrum payments increased by £1,575 million, primarily due to network expansion in India and Turkey and in Europe due to accelerated investment in broadband and higher speed capability on the Group’s networks to deliver an improved customer experience. Increased capital expenditure in emerging markets is increasingly being funded through cash generated by operations.
Payments for taxation decreased by £394 million, primarily due to lower settlements, a lower weighted average statutory tax rate and structural benefits following enhancements to the Group’s internal capital structure.
Dividends received from associated undertakings and investments fell by 20.1% to £755 million, in line with expectations following acquisitions in Verizon Wireless and SFR. Together with Verizon Communications Inc., the Group agreed to delay a US$250 million gross tax distribution to April 2009. Both shareholders benefited by enabling Verizon Wireless to minimise arrangement and duration fees applicable to the bridge facility drawn to acquire Alltel. In addition, dividends from SFR were lower, in line with expectations, following the agreement after SFR’s acquisition of Neuf Cegetel that SFR would partially fund debt repayments by a reduction in dividends between 2009 and 2011 inclusive.
Net interest payments increased by 5.5% to £1,168 million, primarily due to unfavourable exchange rate movements impacting the translation of interest payments into sterling. The interest payments resulting from the 28.2% increase in average net debt at month end accounting dates was minimised due to changes in the Group’s currency mix of net debt and significantly lower interest rates for debt denominated in US dollars.

	2009	2008
	£m	£m	%

Cash generated by operations	14,634	13,289	10.1

Purchase of intangible fixed assets	(1,764)	(846)
Purchase of property, plant and equipment	(5,204)	(3,852)
Disposal of property, plant and equipment	317	39

Operating free cash flow	7,983	8,630	(7.5)

Taxation	(2,421)	(2,815)
Dividends from associated undertakings and investments(1)	755	945
Dividends paid to minority shareholders in subsidiary undertakings	(162)	(113)
Interest received	302	438
Interest paid	(1,470)	(1,545)

Free cash flow	4,987	5,540	(10.0)

Licence and spectrum payments(2)	735	40
Free cash flow before licence and spectrum payments	5,722	5,580	2.5

Acquisitions and disposals(3)	(1,330)	(6,541)
Amounts received from minority shareholders(4)	618	—
Put options over minority interests	(4)	(2,521)
Equity dividends paid	(4,013)	(3,658)
Purchase of treasury shares	(963)	—
Foreign exchange and other	(8,371)	(2,918)

Net debt increase	(9,076)	(10,098)
Opening net debt	(25,147)	(15,049)

Closing net debt	(34,223)	(25,147)	36.1

Notes:

(1)	Year ended 31 March 2009 includes £303 million (2008: £450 million) from the Group’s interest in SFR and £333 million (2008: £414 million) from the Group’s interest in Verizon Wireless.

(2)	Year ended 31 March 2009 includes £647 million in relation to Vodafone Qatar.

(3)	Year ended 31 March 2009 includes net cash and cash equivalents paid of £1,240 million (2008: £5,268 million) and assumed debt of £78 million (2008: £1,273 million), excluding liabilities related to put options over minority interests which are shown separately. It also includes a £12 million increase in net debt in relation to the change in consolidation status of Safaricom from a joint venture to an associate.

(4)	Year ended 31 March 2009 includes £591 million in relation to Vodafone Qatar.
Dividends from associated undertakings and to minority shareholders
Dividends from the Group’s associated undertakings are generally paid at the discretion of the Board of directors or shareholders of the individual operating and holding companies and Vodafone has no rights to receive dividends, except where specified within certain of the companies’ shareholders’ agreements, such as with

Vodafone Group Plc Annual Report 2009  41

Financial position and resources continued

SFR, the Group’s associated undertaking in France. Similarly, the Group does not have existing obligations under shareholders’ agreements to pay dividends to minority interest partners of Group subsidiaries or joint ventures, except as specified below. Included in the dividends received from associated undertakings and investments is an amount of £333 million (2008: £414 million) received from Verizon Wireless. Until April 2005, Verizon Wireless’ distributions were determined by the terms of the partnership agreement distribution policy and comprised income distributions and tax distributions. Since April 2005, tax distributions have continued. Current projections forecast that tax distributions will not be sufficient to cover the US tax liabilities arising from the Group’s partnership interest in Verizon Wireless until 2015. However, the tax distributions are expected to be sufficient to cover the net tax liabilities of the Group’s US holding company.
Following the announcement of Verizon Wireless’ acquisition of Alltel, certain additional tax distributions were agreed. Under the terms of the partnership agreement, the Verizon Wireless board has no obligation to effect additional distributions above the level of the tax distributions. However, the Verizon Wireless board has agreed that it will review distributions from Verizon Wireless on an annual basis. When considering whether distributions will be made each year, the Verizon Wireless board will take into account its debt position, the relationship between debt levels and maturities and overall market conditions in the context of the five year business plan. It is expected that Verizon Wireless’ free cash flow will be deployed in servicing and reducing debt for the foreseeable future. Together with Verizon Communications Inc., the Group agreed to delay a US$250 million gross tax distribution to April 2009. Both shareholders benefited by enabling Verizon Wireless to minimise arrangement and duration fees applicable to the bridge facility drawn to acquire Alltel.
During the year ended 31 March 2009, cash dividends totalling £303 million (2008: £450 million) were received from SFR in accordance with the shareholders’ agreement. Following SFR’s purchase of Neuf Cegetel, it was agreed that SFR would partially fund debt repayments by a reduction in dividends between 2009 and 2011, inclusive. The amount of dividends received fell by 32.7% from the prior year, which is in line with this agreement.
Verizon Communications Inc. has an indirect 23.1% shareholding in Vodafone Italy and, under the shareholders’ agreement, the shareholders have agreed to take steps to cause Vodafone Italy to pay dividends at least annually, provided that such dividends will not impair the financial condition or prospects of Vodafone Italy including, without limitation, its credit standing. During the 2009 financial year, Vodafone Italy paid a dividend net of withholding tax of €424.1 million to Verizon Communications Inc., which was declared in the previous financial year. On 27 April 2009, Vodafone Italy declared and paid a dividend of €1.3 billion, of which €0.3 billion was received by Verizon Communications Inc. net of withholding tax.
The Vodafone Essar shareholders’ agreement provides for the payment of dividends to minority partners under certain circumstances but not before May 2011.
Acquisitions and disposals
The Group invested a net £1,240 million(1) in acquisition and disposal activities, including the purchase and disposal of investments, in the year ended 31 March 2009. An analysis of the significant transactions in the 2009 financial year, including changes to the Group’s effective shareholding, is shown in the table below. Further details of the acquisitions are provided in note 29 to the consolidated financial statements.

£m

Arcor (26.4%)(2)	366
Ghana Telecommunications (70.0%)	486
Polkomtel (4.8%)	171
Gateway Communications (50%)(3)	185
Other net acquisitions and disposals, including investments	32

Total	1,240

Notes:

(1)	Amounts are shown net of cash and cash equivalents acquired or disposed.

(2)	This acquisition has been accounted for as a transaction between shareholders. Accordingly, the difference between the cash consideration paid and the carrying value of net assets attributable to minority interests has been accounted for as a charge to retained losses.

(3)	Acquisition undertaken by Vodacom, which at 31 March 2009 was 50% owned by the Group.
On 19 May 2008, the Group acquired 26.4% of Arcor previously held by minority interests for cash consideration of €460 million (£366 million). Following the transaction, Vodafone owns 100.0% of Arcor.
On 17 August 2008, the Group completed the acquisition of 70.0% of Ghana Telecommunications Company Limited (‘Ghana Telecommunications’), a leading telecommunications operator in Ghana, from the Government of Ghana for cash consideration of US$900 million (£486 million).
On 18 December 2008, the Group completed the acquisition of an additional 4.8% stake in Polkomtel S.A. for net cash consideration of €186 million (£171 million). The acquisition increased Vodafone’s stake in Polkomtel S.A. from 19.6% to 24.4%.
On 30 December 2008, Vodacom acquired the carrier services and business network solutions subsidiaries (‘Gateway’) of Gateway Telecommunications SA (Pty) Ltd. Gateway provides services in more than 40 countries in Africa.
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
The Board considered the market reaction to the Group’s interim management statement, issued on 22 July 2008, and introduced a £1 billion share repurchase programme. This programme was completed on 18 September 2008. Details of shares purchased are shown below:

				Maximum
			Total number	value of
		Average price	of shares	shares that
	Total	paid per share	purchased	may yet be
	number of	inclusive of	under share	purchased
	shares	transaction	repurchase	under the
	purchased	costs	programme(1)	programme(1)
Date of share purchase	’000	Pence	’000	£m

July 2008	161,364	133.16	161,364	785
August 2008	265,170	138.78	426,534	417
September 2008	309,566	134.71	736,100	—

Total	736,100	135.84	736,100	—

Note:

(1)	No shares were purchased outside of the publicly announced share purchase programmes.
Shares purchased are held in treasury in accordance with section 162 of the Companies Act 1985. The movement in treasury shares during the financial year is shown below:

	Number
	Million	£m

1 April 2008	5,133	7,856
Reissue of shares	(43)	(59)
Purchase of shares	736	1,000
Cancelled shares	(500)	(755)
Other receipts	(4)	(6)

31 March 2009	5,322	8,036

42  Vodafone Group Plc Annual Report 2009

Performance

Funding
The Group has maintained a robust liquidity position despite challenging conditions within the credit markets, thereby enabling the Group to service shareholder returns, debt and expansion through capital investment. This position has been achieved through continued delivery of strong operating cash flows, effective management of working capital, issuances on short term and long term debt markets and non-recourse borrowing assumed in respect of the emerging market business. It has not been necessary for the Group to draw down on its committed bank facilities during the year.
Net debt
The Group’s consolidated net debt position at 31 March was as follows:

	2009	2008
	£m	£m

Cash and cash equivalents (as presented in the consolidated balance sheet)	4,878	1,699

Short term borrowings:
Bonds	(5,025)	(1,930)
Commercial paper(1)	(2,659)	(1,443)
Bank loans	(893)	(806)
Other short term borrowings(2)	(1,047)	(353)

	(9,624)	(4,532)

Long term borrowings:
Put options over minority interest	(3,606)	(2,625)
Bonds, loans and other long term borrowings(3)	(28,143)	(20,037)

	(31,749)	(22,662)

Trade and other receivables(4)	2,707	892
Trade and other payables(4)	(435)	(544)

Net debt	(34,223)	(25,147)

Notes:

(1)	At 31 March 2009, US$1,412 million was drawn under the US commercial paper programme and amounts of €1,340 million, £357 million and US$108 million were drawn under the euro commercial paper programme.

(2)	At 31 March 2009, amount includes £691 million in relation to collateral support agreements.

(3)	At 31 March 2009, £5,159 million related to drawn facilities, including £1,821 million for a JPY term loan and £1,930 million for loans within the Indian corporate structure.

(4)	Represents mark-to-market adjustments on derivative financial instruments which are included as a component of trade and other receivables and trade and other payables.
At 31 March 2009, the Group had £4,878 million of cash and cash equivalents, with the increase since 31 March 2008 being due to funding requirements in relation to the completion of the Vodacom transaction and in anticipation of bond redemptions occurring in May 2009. Cash and cash equivalents are held in accordance with the Group treasury policy.
The Group holds its cash and liquid investments in accordance with the counterparty and settlement risk limits of the Board approved treasury policy. The main forms of liquid investments at 31 March 2009 were money market funds, commercial paper and bank deposits.
Net debt increased to £34,223 million, from £25,147 million at 31 March 2008, as the impact of business acquisitions and disposals, movements in the liability related to written put options and equity dividend payments were partially offset by free cash flow. The impact of foreign exchange rates increased net debt by £7,613 million, as approximately 57% of net debt is denominated in euro and the euro/sterling exchange rate increased by 16.3% during the 2009 financial year. Net debt represented approximately 53.1% of the Group’s market capitalisation at 31 March 2009 compared with 31% at 31 March 2008. Average net debt at month end accounting dates over the 12 month period ended 31 March 2009 was £28,462 million and ranged between £23,339 million and £34,281 million during the year.
The cash received from collateral support agreements mainly reflects the value of the Group’s interest rate swap portfolio, which is substantially net present value positive. See note 24 to the consolidated financial statements for further details on these agreements.
Credit ratings
Consistent with the development of its strategy, the Group targets, on average, a low single A long term credit rating. As of 1 June 2009, the credit ratings were as follows:

Rating Agency	Rating date	Type of debt	Rating	Outlook

Standard & Poor’s	30 May 2006	Short term	A-2	Stable
	30 May 2006	Long term	A-	Stable

Moody’s	30 May 2006	Short term	P-2	Stable
	16 May 2007	Long term	Baa1	Stable

Fitch Ratings	30 May 2006	Short term	F2	Negative
	30 May 2006	Long term	A-	Negative

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
Commercial paper programmes
The Group currently has US and euro commercial paper programmes of US$15 billion and £5 billion, respectively, which are available to be used to meet short term liquidity requirements. At 31 March 2009, amounts external to the Group of €1,340 million (£1,239 million), £357 million and US$108 million (£76 million) were drawn under the euro commercial paper programme and US$1,412 million (£987 million) was drawn down under the US commercial paper programme, with such funds being provided by counterparties external to the Group. At 31 March 2008, there were no drawings under the US commercial paper programme and €1,705 million (£1,357 million), £81 million and £5 million equivalent of other currencies were drawn under the euro commercial paper programme. The commercial paper facilities were supported by US$9.1 billion (£6.4 billion) of committed bank facilities (see “Committed facilities” on page 44), comprised of a US$4.1 billion revolving credit facility that matures on 28 July 2011 and a US$5 billion revolving credit facility that matures on 22 June 2012. At 31 March 2009 and 31 March 2008, no amounts had been drawn under either bank facility.
Bonds
The Group has a €30 billion euro medium term note programme and a US shelf programme, which are used to meet medium to long term funding requirements. At 31 March 2009, the total amounts in issue under these programmes split by currency were US$12.8 billion, £2 billion, €13.6 billion and £0.2 billion sterling equivalent of other currencies.
In the year to 31 March 2009, bonds with a nominal value equivalent of £4.9 billion, at the relevant 31 March 2009 exchange rates, were issued under the US shelf and the euro medium term note programme. The bonds issued during the year were:

		Nominal		Sterling
		amount		equivalent
Date of bond issue	Maturity of bond	Million		Million

April 2008	April 2015	JPY	3,000	21
May 2008	November 2012		€250	231
June 2008	June 2013	CZK	534	18
June 2008	June 2010		€1,250	1,157
Oct/Nov 2008(1)	Sept to Nov 2009		€250	232
November 2008	November 2018		£450	450
December 2008	December 2028		€186	172
December 2008	December 2013		€1,000	925
December 2008	September 2014		£100	100
January 2009	September 2014		£100	100
January 2009	January 2016		€1,250	1,157
February 2009	September 2014		£325	325

Note:

(1)	Multiple bonds issued at various dates.
At 31 March 2009, the Group had bonds outstanding with a nominal value of £23,754 million (2008: £17,143 million). On 1 April 2009, the Group issued €250 million of 3.625% bonds, maturing in November 2012.

Vodafone Group Plc Annual Report 2009  43

Financial position and resources continued

Committed facilities
The following table summarises the committed bank facilities available to the Group at 31 March 2009.

Committed bank facilities	Amounts drawn

29 July 2008
US$4.1 billion revolving credit facility, maturing 28 July 2011	No drawings have been made against this facility. The facility supports the Group’s commercial paper programmes and may be used for general corporate purposes, including acquisitions.

24 June 2005
US$5 billion revolving credit facility, maturing 22 June 2012	No drawings have been made against this facility. The facility supports the Group’s commercial paper programmes and may be used for general corporate purposes, including acquisitions.

21 December 2005
¥258.5 billion term credit facility, maturing 16 March 2011, entered into by Vodafone Finance K.K. and guaranteed by the Company	The facility was drawn down in full on 21 December 2005. The facility is available for general corporate purposes, although amounts drawn must be on-lent to the Company.

16 November 2006
€0.4 billion loan facility, maturing 14 February 2014	The facility was drawn down in full on 14 February 2007. The facility is available for financing capital expenditure in the Group’s Turkish operating company.

28 July 2008
€0.4 billion loan facility, maturing 12 August 2015	The facility was drawn down in full on 12 August 2008. The facility is available for financing the roll out of a converged fixed mobile broadband telecommunications network in Italy.

Under the terms and conditions of the US$9.1 billion committed bank facilities, lenders have the right, but not the obligation, to cancel their commitments and have outstanding advances repaid no sooner than 30 days after notification of a change of control of the Company. This is in addition to the rights of lenders to cancel their commitment if the Company has committed an event of default; however, it should be noted that a material adverse change clause does not apply.
The facility agreements provide for certain structural changes that do not affect the obligations of the Company to be specifically excluded from the definition of a change of control.
Substantially the same terms and conditions apply in the case of Vodafone Finance K.K.’s ¥258.5 billion term credit facility, although the change of control provision is applicable to any guarantor of borrowings under the term credit facility. Additionally, the facility agreement requires Vodafone Finance K.K. to maintain a positive tangible net worth at the end of each financial year. As of 31 March 2009, the Company was the sole guarantor.
The terms and conditions of the €0.4 billion loan facility maturing on 14 February 2014 are similar to those of the US$9.1 billion committed bank facilities, with the addition that, should the Group’s Turkish operating company spend less than the equivalent of €0.8 billion on capital expenditure, the Group will be required to repay the drawn amount of the facility that exceeds 50% of the capital expenditure.
The terms and conditions of the €0.4 billion loan facility maturing 12 August 2015 are similar to those of the US$9.1 billion committed bank facilities, with the addition that, should the Group’s Italian operating company spend less than the equivalent of €1.5 billion on capital expenditure, the Group will be required to repay the drawn amount of the facility that exceeds 18% of the capital expenditure.
Furthermore, two of the Group’s subsidiary undertakings are funded by external facilities which are non-recourse to any member of the Group other than the borrower, due to the level of country risk involved. These facilities may only be used to fund their operations. At 31 March 2009, Vodafone India had facilities of INR 274.4 billion (£3.8 billion), of which INR 172.7 billion (£2.4 billion) is drawn. Vodafone Egypt has a partly drawn EGP 2.6 billion (£327 million) syndicated bank facility of EGP 4.0 billion (£497 million) that matures in March 2014.
In aggregate, the Group has committed facilities of approximately £13,631 million, of which £7,963 million was undrawn and £5,668 million was drawn at 31 March 2009.
The Group believes that it has sufficient funding for its expected working capital requirements for at least the next 12 months. Further details regarding the maturity, currency and interest rates of the Group’s gross borrowings at 31 March 2009 are included in note 25 to the consolidated financial statements.
Financial assets and liabilities
Analyses of financial assets and liabilities, including the maturity profile of debt, currency and interest rate structure, are included in notes 18 and 25 to the consolidated financial statements. Details of the Group’s treasury management and policies are included within note 24 to the consolidated financial statements.
Option agreements and similar arrangements
Potential cash outflows
In respect of the Group’s interest in the Verizon Wireless partnership, an option granted to Price Communications, Inc. by Verizon Communications Inc. was exercised on 15 August 2006. Under the option agreement, Price Communications, Inc. exchanged its preferred limited partnership interest in Verizon Wireless of the East LP for 29.5 million shares of common stock in Verizon Communications Inc. Verizon Communications Inc. has the right, but not the obligation, to contribute the preferred interest to the Verizon Wireless partnership, diluting the Group’s interest. However, the Group also has the right to contribute further capital to the Verizon Wireless partnership in order to maintain its percentage partnership interest. Such amount, if contributed, would be US$0.9 billion.
As part of the Vodafone Essar acquisition, the Group acquired less than 50% equity interests in Telecom Investments India Private Limited (‘TII’) and in Omega Telecom Holdings Private Limited (‘Omega’), which in turn have a 19.54% and 5.11% indirect shareholding in Vodafone Essar. The Group was granted call options to acquire 100% of the shares in two companies which together indirectly own the remaining shares of TII for, if the market equity of Vodafone Essar at the time of exercise is less than US$25 billion, an aggregate price of US$431 million plus interest or, if the market equity value of Vodafone Essar at the time of exercise is greater than US$25 billion, the fair market value of the shares as agreed between the parties. The Group also has an option to acquire 100% of the shares in a third company which owns the remaining shares in Omega. In conjunction with the receipt of these options, the Group also granted a put option to each of the shareholders of these companies with identical pricing which, if exercised, would require Vodafone to purchase 100% of the equity in the respective company. These options can only be exercised in accordance with Indian law prevailing at the time of exercise.
The Group granted put options exercisable between 8 May 2010 and 8 May 2011 to members of the Essar group of companies that, if exercised, would allow the Essar group to sell its 33% shareholding in Vodafone Essar to the Group for US$5 billion or to sell between US$1 billion and US$5 billion worth of Vodafone Essar shares to the Group at an independently appraised fair market value.
Off-balance sheet arrangements
The Group does not have any material off-balance sheet arrangements, as defined in item 5.E.2. of the SEC’s Form 20-F. Please refer to notes 32 and 33 to the consolidated financial statements for a discussion of the Group’s commitments and contingent liabilities.
Quantitative and qualitative disclosures about market risk
A discussion of the Group’s financial risk management objectives and policies and the exposure of the Group to liquidity, market and credit risk is included within note 24 to the consolidated financial statements.

44  Vodafone Group Plc Annual Report 2009

Corporate responsibility	Performance
“Being a responsible business” is one of Vodafone’s enduring goals, recognising that responsible behaviour underpins the value of the brand. The Group’s approach to Corporate Responsibility (‘CR’) is to engage with stakeholders to understand their expectations on the issues most important to them and respond with appropriate targets, programmes and reports on progress.
More detail on CR performance for the year ended 31 March 2009 will be available in the Vodafone 2009 CR report and at www.vodafone.com/responsibility.

During the year, Vodafone’s 2008 CR report won three Corporate Register Reporting Awards for the best report, relevance and materiality and credibility through assurance. Vodafone is included in the FTSE4Good and Dow Jones Sustainability Index and rated first in the Global AccountAbility Rating, published by Fortune.
Strategy
A broad range of stakeholders is increasingly interested in how Vodafone manages CR issues. For example, the Group’s licences to operate are granted by governments that frequently seek evidence of responsible business practices and in many markets consumers are becoming more concerned about CR issues, such as climate change, content standards and mobile phones, masts and health.
CR is relevant across all aspects of Vodafone’s activities and therefore the Group seeks to integrate its CR approach into all key business processes. The CR strategy, which addresses CR issues material to the Group, has the following main strands:
•	to capture the potential of mobile communications to bring socio-economic value in both emerging economies and developed markets, through broadening access to communications to all sections of society;

•	to deliver against stakeholder expectations on the key areas of climate change, a safe and responsible internet experience and sustainable products and services; and

•	to ensure Vodafone’s business practices are implemented responsibly across the Group, underpinned by Vodafone’s values and business principles.
Key CR strategic objectives
Core initiative:
Access to communications

Safe and responsible internet experience	Climate change	Sustainable products and services

Supported by responsible business practices

Underpinned by values, principles and behaviours
CR governance
The Group’s main focus is on implementing its CR programme across local operating companies. For the purposes of this section of the annual report, “operating companies” refers to the Group’s operating subsidiaries and the Group’s joint venture in Italy. For the first time, it includes information on India but, given the scale of operations and the challenges of bringing India in line with the Group’s CR practices, which may take some time, the CR information and data disclosed for India is preliminary. The newly acquired businesses in Ghana and Qatar are excluded and it is intended to include them in reporting for the 2010 financial year. The Group recognises that it has influence with joint ventures, associates, investments, partner networks and outsourcing partners. In the 2009 financial year, the Group reviewed its role in promoting CR with these partners and the result of this analysis is available at www.vodafone.com/responsibility.
Vodafone’s approach to CR is underpinned by its business principles which cover, amongst other things, the environment, employees, individual conduct, community and society. The business principles are available at www.vodafone.com/
responsibility/businessprinciples and are communicated to employees in a number of ways, including induction processes, websites and face to face meetings.
The Executive Committee receives regular information on CR and, for the last six years, the Board has had an annual presentation on CR. A CR management structure is established in each local operating company, with each one having a representative on its management board with responsibility for CR. CR performance is closely monitored and reported at most local operating company boards on a regular basis. CR is also integrated into Vodafone’s risk management processes such as the formal annual confirmation provided by each local operating company detailing the operation of their controls system.
These processes are supported by stakeholder engagement, which helps to ensure Vodafone is aware of the issues relevant to the business and to provide a clear understanding of expectations of performance. Stakeholder consultations take place with customers, investors, employees, suppliers, the communities where the Group operates and where networks are based, governments, regulators and non-governmental organisations. Established in 2007, the Vodafone Corporate Responsibility Expert Advisory Panel comprises opinion leaders who are experts on CR issues important to Vodafone. The Panel met twice during the 2009 financial year and discussed the results of research on the socio-economic impact of mobile communications in India, climate change, the limits of Vodafone’s responsibility and embedding business principles into company culture. In addition, the Group has continued to hold formal stakeholder engagement events, this year focused on climate change and mobile advertising. The Group has also published a CR dialogue on waste.
Vodafone’s CR programme and selected performance information, as reported in the Group’s 2009 CR report, will be independently assured by KPMG using the International Standard on Assurance Engagements (‘ISAE 3000’). The assurance process assesses Vodafone’s adherence to the AccountAbility1000 Principles Standard (‘AA1000APS’) addressing inclusiveness, materiality and responsiveness, and the reliability of selected performance information. KPMG’s assurance statement outlining the specific assurance scope, which excludes India, procedures and assurance opinion will be published in the Group’s 2009 CR report.
For the 2009 financial year, the Group’s CR reporting comprises online information on CR programmes and a performance report. Thirteen operating companies have at some time produced their own CR reports.
Performance in the 2009 financial year
Access to communications
Access to communications offers a significant opportunity for Vodafone to make a strong contribution to society, with a considerable body of research showing that mobile communications has the potential to change people’s lives for the better, by promoting economic and social development.
Emerging markets
In January 2009, Vodafone published research on the socio-economic impact of mobile phones in India. The report found that the GDP of Indian states with higher mobile penetration can be expected to grow faster than states with lower mobile penetration at a rate of approximately 1.2% per 10% of penetration. Vodafone’s Social Investment Fund was set up in 2007 to promote the development of products with high social value that may not otherwise be seen as commercially attractive. Since the fund was established, eight initiatives have been supported across the Vodafone footprint in areas such as mobile health, mobile transactions, and entrepreneur and small and medium enterprise development.

Vodafone Group Plc Annual Report 2009  45

Corporate responsibility continued

Vodafone also continued to focus on mobile payment services and own branded handsets for emerging markets:
•	In the 2009 financial year, 10.7 million Vodafone branded handsets were sold in 29 markets. Approximately 70% of these handsets cost less than US$50.

•	The Vodafone Money Transfer service is now live in three markets, Kenya, Tanzania and Afghanistan, with over six million subscribers using it to do simple financial transactions. This includes person-to-person money transfer, salary disbursement and bill payment. Vodafone has created a dedicated business unit to progress the extension of these services to additional markets and new partners.
Accessibility
In the 2009 financial year, Vodafone conducted a review of the market for accessible products across the European Union (‘EU’) and surveyed its local operating companies’ initiatives. The review resulted in a revised strategy to provide more effective targeted support for customers in three key segments identified as areas where Vodafone can have an important impact: blind or visually impaired, deaf or hard of hearing and the elderly or those with special healthcare needs.
Vodafone Spain has launched Vodafone Speak, which is subsequently going to be trialled in other countries. This text-to-speech software, enabling blind and visually impaired customers to use text messages, is an updated version of Mobile Speak, which is currently available in nine of Vodafone’s operating companies. Vodafone Speak is easier to use than its predecessor and can be downloaded and installed free via SMS text message. Other products also being trialled by Vodafone Spain include T-loop headsets, mobile video for deaf signing and mobile GPS navigation systems for people who are blind or visually impaired.
Safe and responsible internet experience
Vodafone’s reputation depends on earning and maintaining the trust of its customers. The way the Group deals with certain key consumer issues directly impacts trust in Vodafone. These include responsible delivery of age sensitive content and services, mobile advertising and protecting customers’ privacy.
Responsible delivery of content and services
Over the past year, Vodafone has been increasingly involved in industry work in this area. Having implemented age-restricted content controls in all markets where such content is provided, the Group’s focus moved towards ensuring a safe and responsible internet experience when using new media applications. These areas have particular relevance to the mobile communications sector and have formed a key part of Vodafone’s activities during the 2009 financial year:
•	Vodafone has incorporated the Safer Social Networking Principles for the EU, published in February 2009, into its own best practice guidelines for social networking and other user interactive services.

•	Together with other industry partners, the Group was instrumental in developing the teach today website (www.teachtoday.eu), providing advice for teachers and students to help create a safer online environment for children and young people. Vodafone has also developed a dedicated website for parents, covering all aspects of today’s technology, including mobile phones, to help them prevent its misuse.

•	All of Vodafone’s operating companies within the EU have signed up to national codes of conduct and are implementing the EU safer mobile framework at national level.
Consumer privacy and freedom of expression
Vodafone knows that its users increasingly wish to exercise control over how their personal information is made available and recognises the need to ensure that internet commerce over mobile and new business models such as advertising, gains the trust of both consumers and regulators. This is why the Group seeks to ensure that its products and services are designed from the outset to address privacy risks and concerns, particularly those associated with social networking and media, as well as location-enabled applications and services.
The Group now provides mobile advertising services in 18 markets and it has continued to adopt a cautious approach to ensure these benefits are balanced with respect for the customers’ privacy. Vodafone has sponsored, and actively participated in, a multi-stakeholder initiative exploring solutions to achieve robust and trusted methods of establishing consumer consent for online services. The Group also took an active role in the GSM Association’s mobile media metrics programme to create a measurement process for mobile browsing that is designed to protect the privacy of mobile users whilst providing rich statistical planning information for the media and advertising communities.
The Group continued to engage on the issues of privacy and freedom of expression in the human rights context throughout the financial year. This included participation in the initiative that was launched in December 2008 as the Global Network Initiative (‘GNI’). Vodafone has not signed the GNI principles but is currently engaging other companies with substantial telecommunications businesses, building on the progress made to date, to develop a more appropriate, sector specific response to these issues.
Climate change
Vodafone recognises climate change as one of the most significant challenges facing society. The Group’s climate change strategy has two key elements, focusing on limiting its own emissions and developing products and services to reduce the emissions of its customers.
Last year, the Group announced that by 2020 it will reduce its carbon dioxide (‘CO2’) emissions by 50% against the 2007 financial year baseline of 1.18 million tonnes. This baseline includes all operating companies within the Group throughout the 2007 financial year. The primary strategy to achieve the 50% reduction is through direct reduction in CO2 emissions. This is to be achieved through the evolution of network technology, investment in energy efficiency and by making greater use of renewably generated electricity. Energy use associated with the operation of the network accounts for around 80% of the Group’s CO2 emissions. In the 2009 financial year, the total energy use of the Group’s baseline operations increased by 2.3% to 2,863 GWh. This increase is due to growth in the Group’s network energy consumption. As network technology evolves and is consolidated, the energy efficiency of the Group’s network is projected to improve. The total CO2 emissions of these operating companies decreased by 7.4%, to 1.19 million tonnes of CO2. The carbon intensity of the Group’s energy consumption has decreased due to the increased use of green tariff energy generated from renewable sources and the decrease in carbon intensity of grid electricity across many of the Group’s operating markets. For more detailed analysis of the Group’s carbon reporting please refer to www.vodafone.com/responsibility.
The Group is trialling the use of onsite micro-renewable generation with the objective of reducing diesel consumption in remote sites where there may be no access to the electricity grid. These are the sites with the greatest financial return on renewable investment.
Vodafone has developed climate change strategies for those operating companies which have joined the Group since the 50% target was set. Vodafone Turkey has put in place a local climate change strategy, which includes investment in more efficient air-conditioning and direct energy metering of network sites. The scale of the Group’s operations in India represents the largest contribution towards the Group’s overall CO2 emissions. A climate change strategy has been developed initially focusing on improving the quality of data to support setting a target for India, which balances the need to constrain emissions with the demand for access to communications which empowers economic development. The instability and limited coverage of the national electricity grid requires diesel generation on the majority of sites and Vodafone is undertaking micro-renewable trials at a number of locations.
In the 2009 financial year, the total CO2 emissions of all Vodafone operating companies, including the Group’s operations in Turkey but excluding India, were 1.31 million tonnes. The estimated CO2 emissions of Vodafone’s operations in India were 1.90 million tonnes. This includes emissions from the network sites managed by Vodafone and the network sites managed by Vodafone’s joint venture, Indus Towers.
Sustainable products and services
The information and communications technology (‘ICT’) industry’s role in the transformation to a low carbon economy was considered in the “Smart 2020” report commissioned by the industry group the Global eSustainability Initiative (see www.smart2020.org). The report calculated the potential emissions saving from ICT applications at 7.8 billion tonnes of CO2 in 2020, representing 15% of total global emissions. Applications for mobile communications include the enabling of more efficient logistics processes, the implementation of smart grids and remote energy monitoring and substitution of travel through teleconferencing and remote working. Vodafone is focusing on developing products and services that will enable customers to reduce their emissions. For example, Vodafone has signed up to the GSM Association’s initiative to standardise mobile phone chargers and reduce their energy consumption.

46  Vodafone Group Plc Annual Report 2009

Performance

Vodafone continues to address the reuse and recycling of handsets, accessories and network equipment. The Group has worked with suppliers to ensure substances prohibited by the Restriction of Hazardous Substances Directive are phased out. The Group complies with the EU’s Waste Electronic and Electrical Equipment Directive through its handset recycling programmes in all operating companies where it applies. During the 2009 financial year, 1.82 million phones were collected for reuse and recycling through collection programmes in 16 local operating companies, exceeding the target of 1.5 million. 4,860 tonnes of network equipment waste was generated in all operating companies, excluding India, with 97% of this sent for reuse or recycling, exceeding the Group’s target of 95%.
Responsible business practices
Mobile phones, masts and health
Vodafone recognises that there is public concern about the safety of radio frequency (‘RF’) fields from mobile phones and base stations. The Group contributes to the funding of independent scientific research to resolve scientific uncertainty in areas prioritised by the World Health Organisation (‘WHO’). In 2006, the WHO identified the following three main areas for additional research: long term (more than 10 years) exposure to low-level RF fields, possible health effects of mobile device use in children and dosimetry (the way levels of RF absorbed are calculated). There is comprehensive access to relevant peer review and published scientific research reviews available at www.vodafone.com/responsibility/mpmh.
Vodafone requires manufacturers of the mobile devices it sells to test for specific absorption rate compliance with standards set by the International Commission on Non-Ionizing Radiation Protection. Testing is carried out for use both against the ear and against, or near, the body. Vodafone has been actively engaged with the International Electrotechnical Commission Standards Organisation in developing a new global protocol for testing phones for use against, or near, the body. This new standard, which better reflects customers’ use of mobile devices, was approved by a national committee vote in March 2009.
Vodafone continues to engage closely with local communities as part of the planning process for new masts. Fifteen operating companies undertake independent RF field monitoring as part of an ongoing programme of community engagement. The Group’s long term programme of engagement, with a range of stakeholders, aims to reduce levels of concern amongst the public and to demonstrate that Vodafone is acting responsibly. In surveys of external stakeholder opinion conducted annually over the last three years, an average of 78% of respondents regarded Vodafone as acting responsibly regarding mobile phones, masts and health.
Responsible network deployment
Vodafone’s mobile communication services rely on a network of radio base stations that transmit and receive calls. Vodafone recognises that network deployment can cause concern to communities, usually about the visual impact of base stations or health issues concerning RF fields. During the year, the Group continued to track compliance with its policy on responsible network deployment and with national industry codes of best practice on network deployment. The Group has started to audit first tier contractors to gain assurance of their adherence to Vodafone’s responsible network deployment policy. A significant number of local operating companies have already conducted site audits of their contractors and the overall aim is to extend this programme across Vodafone’s footprint, including beyond first tier contractors. However, the changing nature of Vodafone’s contractors’ footprint poses a challenge to achieving this rapidly.
The Group also further developed its internal procedures leading to network optimisation. By cooperating with other mobile communications operators to share sites, the Group is reducing the total number of base stations required. This lowers costs, enables faster network deployment and reduces the environmental footprint of the network without loss of quality or coverage. The Group is now conducting network sharing in all but one of its controlled markets.
Vodafone aims to comply with local planning regulations but is sometimes found to be in breach. This is normally related to conflicting local, regional or national planning regulations. During the 2009 financial year, excluding India, Vodafone was found in breach of planning regulations relating to 492 of its 105,164 mast sitings. Fines levied by regulatory bodies or courts in relation to offences under environmental law or regulations were approximately £135,000.
Supply chain
During the 2009 financial year, Vodafone continued to implement its code of ethical purchasing, which sets out environmental and labour standards for suppliers. During the 2009 financial year:
•	65 strategic global suppliers have been assessed using the Group’s supplier evaluation scorecard in which CR accounts for 10% of the total. The scorecard evaluates the supplier’s CR management systems, public reporting and approach to managing their suppliers. Over the last three years, a total of 535 suppliers have been evaluated using the scorecard.

•	18 site evaluations of high risk suppliers have been completed.

•	82% of local strategic and preferred suppliers, excluding India, responded to a request for more information on the policies and programmes they have in place to meet the requirements of Vodafone’s code of ethical purchasing.
The Group participated in the Carbon Disclosure Project supply chain initiative to help increase its understanding of the risks and opportunities that climate change presents to the supply chain and has added climate change requirements into the Group’s supplier evaluation scorecard.
Social investment
The Vodafone Foundation and its network of 22 local operating company and associate foundations have continued to implement a global social investment programme. During the 2009 financial year, the Company made a charitable grant of £24.0 million to The Vodafone Foundation. The majority of The Vodafone Foundation funds are distributed in grants through operating company foundations to a variety of local charitable organisations meeting the needs of the communities in which they operate.
The Vodafone Foundation made additional grants to charitable partners engaged in a variety of global projects. Its areas of focus are: sport and music as a means of benefiting some of the most disadvantaged young people and their communities, and disaster relief and preparedness. In addition, operating companies donated a further £18.0 million to their foundations and a further £2.9 million directly to a variety of causes. Total donations for the year ended 31 March 2009 were £48.2 million and included donations of £3.3 million towards foundation operating costs.

Key performance indicators(1)

KPI	2009	2008(2)		2007(3)

Vodafone Group excluding operations in India
Energy use (GWh) (direct and indirect)	3,124	2,996		2,690
Carbon dioxide emissions (millions of tonnes)	1.31	1.37	(4)	1.18	(4)
Percentage of energy sourced from renewables	19	18		17
Estimate for operations in India(4)
Energy use (GWh) (direct and indirect)(5)	2,049	—		—
Carbon dioxide emissions (millions of tonnes)(5)	1.90	—		—
Number of phones collected for reuse and recycling (millions)	1.82	1.33		1.03
Network equipment waste generated excluding operations in India (tonnes)	4,860	4,287	(4)	9,960
Percentage of network equipment waste sent for reuse or recycling excluding operations in India	97	96		97

Notes:

(1)	These performance indicators were calculated using actual or estimated data collected by the Group’s mobile operating companies. The data is sourced from invoices, purchasing requisitions, direct data measurement and estimations, where required. The carbon dioxide emissions figures are calculated using the kWh/CO2 conversion factor for the electricity provided by the national grid, suppliers or the International Energy Agency and for other energy sources in each operating company. The Group’s joint venture in Italy is included in all years.

(2)	The data for the 2008 financial year excludes operations in India and Tele2 in Italy and Spain.

(3)	The data for the 2007 financial year excludes the newly acquired operations in Turkey and the operations in Japan that were sold during the 2007 financial year.

(4)	Amounts related to the 2007 and 2008 financial years have been amended. Refer to the online CR report for further information.

(5)	The data includes the network sites managed by Vodafone and the network sites managed by Vodafone’s joint venture, Indus Towers.
Vodafone Group Plc Annual Report 2009  47

Board of directors and Group management

Directors and senior management
The business of the Company is managed by its Board of directors (‘the Board’). Biographical details of the directors and senior management at 19 May 2009 are as follows:
Board of directors
Chairman
1. Sir John Bond†, aged 67, became Chairman of Vodafone Group Plc in July 2006, having previously served as a non-executive director of the Board, and is Chairman of the Nominations and Governance Committee. Sir John is a non-executive director of A.P. Møller - Mærsk A/S and Shui On Land Limited (Hong Kong SAR). He retired from the position of Group Chairman of HSBC Holdings plc in May 2006, after 45 years of service. Other previous roles include Chairman of HSBC Bank plc and director of The Hongkong and Shanghai Banking Corporation and HSBC North America Holdings Inc. Previous non-executive directorships include the London Stock Exchange plc, Orange plc, British Steel plc, the Court of the Bank of England and Ford Motor Company, USA.
Executive directors
2. Vittorio Colao, Chief Executive, aged 47, was appointed Chief Executive of Vodafone Group Plc after the AGM on 29 July 2008. He joined the Board in October 2006 as Chief Executive, Europe and Deputy Chief Executive. Vittorio spent the early part of his career as a partner in the Milan office of McKinsey & Co working on media, telecommunications and industrial goods and was responsible for recruitment. In 1996, he joined Omnitel Pronto Italia, which subsequently became Vodafone Italy, and he was appointed Chief Executive in 1999. He was then appointed Regional Chief Executive Officer, Southern Europe for Vodafone Group Plc in 2001, became a member of the Board in 2002 and was appointed to the role of Regional Chief Executive Officer for Southern Europe, Middle East and Africa for Vodafone in 2003. In 2004, he left Vodafone to join RCS MediaGroup, the leading Italian publishing company, where he was Chief Executive until he rejoined Vodafone.
3. Andy Halford, Chief Financial Officer, aged 50, joined the Board in July 2005. Andy joined Vodafone in 1999 as Financial Director for Vodafone Limited, the UK operating company, and in 2001 he became Financial Director for Vodafone’s Northern Europe, Middle East and Africa region. In 2002, he was appointed Chief Financial Officer of Verizon Wireless in the US and is currently a member of the Board of Representatives of the Verizon Wireless partnership. He is also a director of Vodafone Essar Limited. Prior to joining Vodafone, he was Group Finance Director at
East Midlands Electricity Plc. Andy holds a bachelors degree in Industrial Economics from Nottingham University and is a Fellow of the Institute of Chartered Accountants in England and Wales.
Deputy Chairman and senior independent director
4. John Buchanan§†, aged 65, became Deputy Chairman and senior independent director in July 2006 and has been a member of the Board since April 2003. He retired from the board of directors of BP p.l.c. in 2002 after six years as Group Chief Financial Officer and executive director, following a wide-ranging career with the company. He was a member of the United Kingdom Accounting Standards Board from 1997 to 2001. He is Chairman of Smith & Nephew plc, a non-executive director of AstraZeneca PLC and senior independent director of BHP Billiton Plc.
Non-executive directors
5. Alan Jebson§, aged 59, joined the Board in December 2006. He retired in May 2006 from his role as Group Chief Operating Officer of HSBC Holdings plc, a position which included responsibility for IT and Global Resourcing. During a long career with HSBC, Alan held various positions in IT, including the position of Group Chief Information Officer. His roles included responsibility for the Group’s international systems, including the consolidation of HSBC and Midland systems following the acquisition of Midland Bank in 1993. He originally joined HSBC as Head of IT Audit in 1978 where, building upon his qualification as a chartered accountant, he built an international audit team and implemented controls in the Group’s application systems. He is also a non-executive director of Experian Group plc and MacDonald Dettwiler and Associates Ltd. in Canada.
6. Nick Land§, aged 61, joined the Board in December 2006. Solely for the purposes of relevant legislation, he is the Board’s appointed financial expert on the Audit Committee. In June 2006, he retired as Chairman of Ernst & Young LLP after a distinguished career spanning 36 years with the firm. He became an audit partner in 1978 and held a number of management appointments before becoming Managing Partner in 1992. He was appointed Chairman and joined the Global Executive Board of Ernst & Young Global LLP in 1995. He is a non-executive director of Royal Dutch Shell plc, Alliance Boots GmbH, BBA Aviation plc and the Ashmore Group plc. He also sits on the Advisory Board of Three Delta, is Chairman of the Practices Advisory Board of the Institute of Chartered Accountants in England and Wales and of the Board of Trustees of Farnham Castle, and is a member of the Finance and Audit Committees of the National Gallery. Nick is also a trustee of The Vodafone Foundation.

48  Vodafone Group Plc Annual Report 2009

Governance

7. Anne Lauvergeon§, aged 49, joined the Board in November 2005. She is Chief Executive Officer of AREVA Group, the leading French energy company, having been appointed to that role in July 2001. She started her professional career in 1983 in the steel industry and in 1990 she was named Adviser for Economic International Affairs at the French Presidency and Deputy Chief of its Staff in 1991. In 1995, she became a Partner of Lazard Frères & Cie, subsequently joining Alcatel Telecom as Senior Executive Vice President in March 1997. She was responsible for international activities and the Group’s industrial shareholdings in the energy and nuclear fields. In 1999, she was appointed Chairman and Chief Executive Officer of AREVA NC. Anne is currently also a member of the Advisory Board of the Global Business Coalition on HIV/AIDS and a non-executive director of Total S.A. and GDF SUEZ.
8. Simon Murray CBE‡, aged 69, joined the Board in July 2007. His career has been largely based in Asia, where he has held positions with Jardine Matheson Limited, Deutsche Bank and Hutchison Whampoa Limited where, as Group Managing Director, he oversaw the development and launch of mobile telecommunications networks in many parts of the world. He remains on the Boards of Cheung Kong Holdings Limited, Compagnie Financière Richemont SA and Orient Overseas (International) Limited and is an Advisory Board Member of the China National Offshore Oil Corporation. He also sits on the Advisory Board of Imperial College in London and is an advisor to Macquarie (HK) Limited.
9. Luc Vandevelde†‡, aged 58, joined the Board in September 2003 and is Chairman of the Remuneration Committee. He is a director of Société Générale and the Founder and Managing Director of Change Capital Partners LLP, a private equity fund. Luc was formerly Chairman of the Supervisory Board of Carrefour SA, Chairman of Marks & Spencer Group plc and Chief Executive Officer of Promodès, and he has held senior European and international roles with Kraft General Foods.
10. Anthony Watson CBE‡, aged 64, was appointed to the Board in May 2006. He is currently Chairman of Marks & Spencer Pension Trust Ltd and the Asian Infrastructure Fund. He is also a non-executive director of Hammerson plc, Witan Investment Trust and Lloyds Banking Group plc and is on the Advisory Board of Norges Bank Investment Management. He became a member of the Advisory Group to the Shareholder Executive in April 2008. Prior to joining the Vodafone Board, he was Chief Executive of Hermes Pensions Management Limited, a position he had held since 2002. Previously he was Hermes’ Chief Investment Officer, having been Managing Director of AMP Asset Management plc and the Chief International Investment Officer of Citicorp Investment Management from 1991 until joining Hermes in 1998. Tony was Chairman of The Strategic Investment Board in Northern Ireland but retired in March 2009. In January 2009, Tony was awarded a CBE for his services to the economic redevelopment of Northern Ireland.
11. Philip Yea‡, aged 54, became a member of the Board in September 2005. From July 2004 until January 2009, he was Chief Executive Officer of 3i Group plc. Prior to joining 3i, he was Managing Director of Investcorp and, from 1997 to 1999, Group Finance Director of Diageo plc following the merger of Guinness plc, where he was Finance Director, and Grand Metropolitan plc. He has previously held non-executive roles at HBOS plc and Manchester United plc. He is the Chairman of the trustees of the British Heart Foundation.

§	Audit Committee

†	Nominations and Governance Committee

‡	Remuneration Committee
Vodafone Group Plc Annual Report 2009  49

Board of directors and Group management continued

Appointed since 31 March 2009
1. Samuel Jonah, aged 59, joined the Board as a non-executive director on 1 April 2009. He is Executive Chairman of Jonah Capital (Pty) Limited, an investment holding company in South Africa and serves on the boards of various public and private companies, including The Standard Bank Group. He previously worked for Ashanti Goldfields Company Limited, becoming Chief Executive Officer in 1986, and was formerly President of AngloGold Ashanti Limited, a director of Lonmin Plc and a member of the Advisory Council of the President of the African Development Bank. He is an adviser to the Presidents of Ghana, South Africa and Nigeria. An Honorary Knighthood was conferred on him by Her Majesty the Queen in 2003 and in 2006 he was awarded Ghana’s highest national award, the Companion of the Order of the Star.
2. Michel Combes, aged 47, Chief Executive Officer, Europe Region, was appointed to the Board with effect from 1 June 2009. He joined the Company in October 2008. Michel began his career at France Telecom in 1986 in the External Networks Division, and then moved to the Industrial and International Affairs Division. After being technical advisor to the Minister of Transportation from 1991 to 1995, he served as Chairman and Chief Executive Officer of GlobeCast from 1995 to 1999. He was Executive Vice President of Nouvelles Frontieres Group from December 1999 until the end of 2001, when he moved to the position of Chief Executive Officer of Assystem-Brime, a company specialising in industrial engineering. He returned to France Telecom Group in 2003 as Senior Vice President of Group Finance and Chief Financial Officer. Until January 2006, Michel was Senior Executive Vice President, in charge of NExT Financial Balance & Value Creation and a member of the France Telecom Group Strategic Committee. From 2006 to 2008, he was Chairman and Chief Executive Officer of TDF Group.
3. Steve Pusey, aged 47, Group Chief Technology Officer, joined Vodafone in September 2006 and was appointed to the Board with effect from 1 June 2009. He is responsible for all aspects of Vodafone’s networks, IT capability, research and development and supply chain management. Prior to joining Vodafone, he held the positions of Executive Vice President and President, Nortel EMEA, having joined Nortel in 1982, gaining a wealth of international experience across both the wireline and wireless industries and in business applications and solutions. Prior to Nortel, he spent several years with British Telecom.
Executive Committee
Chaired by Vittorio Colao, this committee focuses on the Group’s strategy, financial structure and planning, succession planning, organisational development and Group-wide policies. The Executive Committee membership comprises the executive directors, details of whom are shown on pages 48 and above, and the senior managers who are listed below.
Senior management
Members of the Executive Committee who are not also executive directors are regarded as senior managers of the Company.
Warren Finegold, aged 52, Chief Executive Officer, Global Business Development, was appointed to this position and joined the Executive Committee in April 2006. He was previously a Managing Director of UBS Investment Bank and head of its technology team in Europe. He is responsible for business development, mergers and acquisitions and partner networks.
Matthew Kirk, aged 48, Group External Affairs Director, was appointed to his current position and joined the Executive Committee in March 2009. Matthew joined Vodafone in 2006 as Group Director of External Relationships. Prior to that, he was a member of the British Diplomatic Service for more than 20 years. He also led the British Foreign and Commonwealth Office programme of investment in IT and telecommunications for three years and before joining Vodafone served as British Ambassador to Finland.
Terry Kramer, aged 49, Group Strategy and Business Improvement Director, joined Vodafone in January 2005 as Chief of Staff and was appointed Group Human Resources Director in December 2006. Terry’s role was then expanded to include Vodafone Group Strategy and in September 2008, he was appointed to his current role. Prior to joining Vodafone, he was Chief Executive Officer of Q Comm International Inc., a publicly traded provider of transaction processing services for the telecommunications industry. He also worked for 12 years at PacTel/AirTouch Communications in a variety of roles including President AirTouch Paging, Vice President Human Resources-AirTouch Communications, Vice President Business Development-AirTouch Europe and Vice President & General Manager-AirTouch Cellular Southwest Market. Prior to that, he was an Associate with Booz Allen & Hamilton Inc, a management consulting firm. Terry is a trustee of The Vodafone Foundation.
Morten Lundal, aged 44, Chief Executive Officer, Africa and Central Europe Region, was appointed to his current position and joined the Executive Committee in November 2008. He joined Nordic mobile operator, Telenor, in 1997 and held several Chief Executive Officer positions, including for the Internet Division and Telenor Business Solutions. He was Executive Vice President for Corporate Strategy, after which he became the Chief Executive Officer of Telenor’s Malaysian subsidiary, DiGi Telecommunications.
Nick Read, aged 44, Chief Executive Officer, Asia Pacific and Middle East Region, was appointed to this position and joined the Executive Committee in November 2008. Nick joined Vodafone in 2002 and has held a variety of senior roles including Chief Financial Officer and Chief Commercial Officer of Vodafone Limited, the UK operating company, and was appointed Chief Executive Officer of Vodafone Limited in early 2006. Prior to joining Vodafone, Nick held senior global finance positions with United Business Media plc and Federal Express Worldwide.
Frank Rovekamp, aged 54, Group Chief Marketing Officer, was appointed to this position and joined the Executive Committee in May 2006. He joined Vodafone in 2002 as Marketing Director and a member of the Management Board of Vodafone Netherlands and later moved to Vodafone Germany as Chief Marketing Officer and a member of the Management Board. Before joining Vodafone, he held roles as President and Chief Executive Officer of Beyoo and Chief Marketing Officer with KLM Royal Dutch Airlines. He is a trustee of The Vodafone Foundation.
Ronald Schellekens, aged 45, Group Human Resources Director, joined Vodafone and the Executive Committee in January 2009. Prior to joining Vodafone, Ronald was Executive Vice President Human Resources for Royal Dutch Shell plc’s global downstream business (refining, retail, commercial, lubricants, chemicals and Canadian Oil Sands) responsible for approximately 81,000 employees in 120 countries. Prior to working for Shell, he spent nine years working for PepsiCo in various international senior Human Resources roles, including assignments in Switzerland, Spain, South Africa, the UK and Poland. In his last role, he was responsible for the Europe, Middle East and Africa region for PepsiCo Foods International. Prior to PepsiCo he worked for nine years for AT&T Network Systems in Human Resources roles in the Netherlands and Poland.
Stephen Scott, aged 55, Group General Counsel and Company Secretary, was appointed to this position in 1991, prior to which he was employed in the Racal Group legal department, which he joined in 1980 from private law practice in London. He is a director of ShareGift (the Orr Mackintosh Foundation Limited) and is a director and trustee of LawWorks (the Solicitors Pro Bono Group).
Other Board and Executive Committee members
The following members also served on the Board or the Executive Committee during the 2009 financial year: Arun Sarin was Chief Executive until the conclusion of the AGM on 29 July 2008; Dr Michael Boskin was a member of the Board and Chairman of the Audit Committee until the conclusion of the AGM on 29 July 2008; Paul Donovan was Chief Executive Officer, EMAPA and a member of the Executive Committee until 1 January 2009; Simon Lewis was Group Corporate Affairs Director and a member of the Executive Committee until 1 March 2009; and Professor Jürgen Schrempp was a member of the Board, the Remuneration Committee and the Nominations and Governance Committee until the conclusion of the AGM on 29 July 2008.

50  Vodafone Group Plc Annual Report 2009

Corporate governance	Governance
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

In December 2008, Governance Metrics International, a global corporate governance ratings agency, ranked the Company amongst the top UK companies, with an overall global corporate governance rating of ten, the highest score assigned and achieved by only 1% of the 4,196 companies rated.
In the Company’s profile report by Institutional Shareholder Services Inc. (‘ISS’), dated 1 May 2009, the Company’s governance practices outperformed 98.6% of the companies in the ISS developed universe (excluding US), 98.2% of companies in the telecommunications sector group and 98.1% of the companies in the UK.
Compliance with the Combined Code
The Company’s ordinary shares are listed in the UK on the London Stock Exchange. In accordance with the Listing Rules of the UK Listing Authority, the Company confirms that throughout the year ended 31 March 2009 and at the date of this document, it was compliant with the provisions of, and applied the principles of, Section 1 of the 2006 FRC Combined Code on Corporate Governance (the “Combined Code”). The following section, together with the “Directors’ remuneration” section on pages 57 to 67, provides details of how the Company applies the principles and complies with the provisions of the Combined Code.
Board organisation and structure
The role of the Board
The Board is responsible for the overall conduct of the Group’s business and has the powers, authorities and duties vested in it by and pursuant to the relevant laws of England and Wales and the articles of association. The Board:
•	has final responsibility for the management, direction and performance of the Group and its businesses;

•	is required to exercise objective judgement on all corporate matters independent from executive management;

•	is accountable to shareholders for the proper conduct of the business; and

•	is responsible for ensuring the effectiveness of and reporting on the Group’s system of corporate governance.
The Board has a formal schedule of matters reserved to it for its decision and these include:
•	Group strategy;

•	major capital projects, acquisitions or divestments;

•	annual budget and operating plan;

•	Group financial structure, including tax and treasury;

•	annual and half-year financial results and shareholder communications;

•	system of internal control and risk management; and

•	senior management structure, responsibilities and succession plans.
The schedule is reviewed periodically. It was last formally reviewed by the Nominations and Governance Committee in March 2009, at which time it was determined that no amendments were required.
Other specific responsibilities are delegated to Board committees which operate within clearly defined terms of reference. Details of the responsibilities delegated to the Board committees are given on pages 53 and 54.
Board meetings
The Board meets at least eight times a year and the meetings are structured to allow open discussion. All directors participate in discussing the strategy, trading and financial performance and risk management of the Company. All substantive agenda items have comprehensive briefing papers, which are circulated one week before the meeting.
The following table shows the number of years directors have been on the Board at 31 March 2009 and their attendance at scheduled Board meetings they were eligible to attend during the 2009 financial year:

	Years	Meetings
	on Board	attended

Sir John Bond	4	9/9
John Buchanan	6	7/9
Vittorio Colao	2	9/9
Andy Halford	3	9/9
Alan Jebson	2	9/9
Nick Land	2	8/9
Anne Lauvergeon	3	8/9
Simon Murray	2	8/9
Luc Vandevelde	5	9/9
Anthony Watson	3	9/9
Philip Yea	3	8/9
Arun Sarin (until 29 July 2008)	—	3/3
Dr Michael Boskin (until 29 July 2008)	—	3/3
Professor Jürgen Schrempp (until 29 July 2008)	—	2/3

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
Board balance and independence
The Company’s Board consists of 14 directors, 11 of whom served throughout the 2009 financial year. At 31 March 2009, in addition to the Chairman, Sir John Bond, there were two executive directors and eight non-executive directors. Samuel Jonah was appointed as an additional non-executive director with effect from 1 April 2009 and Michel Combes and Steve Pusey as additional executive directors with effect from 1 June 2009.
The Deputy Chairman, John Buchanan, is the nominated senior independent director and his role includes being available for approach or representation by directors or significant shareholders who may feel inhibited by raising issues with the Chairman. He is also responsible for conducting an annual review of the performance of the Chairman and, in the event it should be necessary, convening a meeting of the non-executive directors.
The Company considers all of its present non-executive directors to be fully independent. The Board is aware of the other commitments of its directors and is satisfied that these do not conflict with their duties as directors of the Company.
There are no cross-directorships or significant links between directors serving on the Board through involvement in other companies or bodies. For the purpose of

Vodafone Group Plc Annual Report 2009  51

Corporate governance continued

section 175 of the Companies Act 2006, the Company’s articles of association include a general power for the directors to authorise any matter which would or might otherwise constitute or give rise to a breach of the duty of a director under this section, to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts or may possibly conflict, with the interests of the Company. To this end, procedures have been established for the disclosure of any such conflicts and also for the consideration and authorisation of these conflicts by the Board, where relevant. The directors are required to complete a conflicts questionnaire, initially on appointment and annually thereafter. In the event of a potential conflict being identified, details of that conflict would be submitted to the Board (excluding the director to whom the potential conflict related) for consideration and, as appropriate, authorisation in accordance with the Companies Act 2006 and the articles of association. Where an authorisation was granted, it would be recorded in a register of potential conflicts and reviewed periodically. On an ongoing basis, directors are responsible for notifying the Company Secretary if they become aware of actual or potential conflict situations or a change in circumstances relating to an existing authorisation. To date, no conflicts of interest have been identified.
The names and biographical details of the current directors are given on pages 48, 49 and 50. Changes to the commitments of the directors are reported to the Board.
Under the laws of England and Wales, the executive and non-executive directors are equal members of the Board and have overall collective responsibility for the direction of the Company. In particular, non-executive directors are responsible for:
•	bringing a wide range of skills and experience to the Group, including independent judgement on issues of strategy, performance, financial controls and systems of risk management;

•	constructively challenging the strategy proposed by the Chief Executive and executive directors;

•	scrutinising and challenging performance across the Group’s business;

•	assessing risk and the integrity of the financial information and controls of the Group; and

•	ensuring appropriate remuneration and succession planning arrangements are in place in relation to executive directors and other senior executive roles.
Board effectiveness
Appointments to the Board
There is a formal, rigorous and transparent procedure, which is based on merit and against objective criteria, for the appointment of new directors to the Board. This is described in the section on the Nominations and Governance Committee set out on page 53. Samuel Jonah was identified as a potential candidate by internal sources and subsequently recommended to the Board by the Nominations and Governance Committee on the basis of his wealth of business experience in Africa, particularly South Africa and Ghana where Vodafone has made important investments recently. Michel Combes and Steve Pusey were proposed for appointment to the Board following assessment of their performance and their potential contibution by the Nominations and Governance Committee and the whole Board subsequently discussed the proposal before their appointments were confirmed.
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
On appointment, individual directors undergo an induction programme covering, amongst other things:
•	the business of the Group;

•	their legal and regulatory responsibilities as directors of the Company;

•	briefings and presentations from relevant executives; and

•	opportunities to visit business operations.
If appropriate, the induction will also include briefings on the scope of the internal audit function and the role of the Audit Committee, meetings with the external auditor and other areas the Company Secretary deems fit, considering the director’s area of responsibility. The Company Secretary provides a programme of ongoing training for the directors, which covers a number of sector specific and business issues, as well as legal, accounting and regulatory changes and developments relevant to individual director’s areas of responsibility. Throughout their period in office, the directors are continually updated on the Group’s businesses and the regulatory and industry specific environments in which it operates. These updates are by way of written briefings and meetings with senior executives and, where appropriate, external sources.
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
The Board undertakes a formal self-evaluation of its own performance. This process involves the Chairman:
•	sending a questionnaire to each Board member for completion;

•	undertaking individual meetings with each Board member on Board performance; and

•	producing a report on Board performance, using the completed questionnaire and notes from the individual meetings, which is sent to and considered by the Nominations and Governance Committee before being discussed with Board members at the following Board meeting.
The evaluation is designed to determine whether the Board continues to be capable of providing the high level judgement required and whether, as a Board, the directors are informed and up to date with the business and its goals and understand the context within which it operates. The evaluation also includes a review of the administration of the Board covering the operation of the Board, its agenda and the reports and information produced for the Board’s consideration. The Board will continue to review its procedures, its effectiveness and development in the financial year ahead.
The Chairman leads the assessment of the Chief Executive and the non-executive directors, the Chief Executive undertakes the performance reviews for the executive directors and the senior independent director conducts the review of the performance of the Chairman by having a meeting with all the non-executive directors together and individual meetings with the executive directors and the Company Secretary. Following this process, the senior independent director produces a written report which is discussed with the Chairman.
The evaluation of each of the Board committees is undertaken using an online questionnaire that each member of the committees and others who attend committee meetings or interact with committee members are required to complete. The results of the questionnaires are discussed with the Chairman of the Board and the members of the committees.

52  Vodafone Group Plc Annual Report 2009

Governance

The evaluations undertaken in the 2009 financial year found the performance of each director to be effective and concluded that the Board provides the effective leadership and control required for a listed company. The Nominations and Governance Committee confirmed to the Board that the contributions made by the directors offering themselves for re-election at the AGM in July 2009 continue to be effective and that the Company should support their re-election.
Re-election of directors
Although not required by the articles, in the interests of good corporate governance, the directors have resolved that they will all submit themselves for annual re-election at each AGM of the Company. Accordingly, at the AGM to be held on 28 July 2009, all the directors will be retiring and, being eligible and on the recommendation of the Nominations and Governance Committee, will offer themselves for re-election. New directors seek election for the first time in accordance with the articles of association.
Independent advice
The Board recognises that there may be occasions when one or more of the directors feel it is necessary to take independent legal and/or financial advice at the Company’s expense. There is an agreed procedure to enable them to do so.
Indemnification of directors
In accordance with the Company’s articles of association and to the extent permitted by the laws of England and Wales, directors are granted an indemnity from the Company in respect of liabilities incurred as a result of their office. In respect of those matters for which the directors may not be indemnified, the Company maintained a directors’ and officers’ liability insurance policy throughout the financial year. This policy is in the process of being renewed. Neither the Company’s indemnity nor the insurance provides cover in the event that the director is proven to have acted dishonestly or fraudulently. The Company does not indemnify its external auditors.
Board committees
The Board has established an Audit Committee, a Nominations and Governance Committee and a Remuneration Committee, each of which has formal terms of reference approved by the Board. The Board is satisfied that the terms of reference for each of these committees satisfy the requirements of the Combined Code and are reviewed internally on an ongoing basis by the Board. The terms of reference for all Board committees can be found on the Company’s website at www.vodafone. com/governance or a copy can be obtained by application to the Company Secretary at the Company’s registered office.
The committees are provided with all necessary resources to enable them to undertake their duties in an effective manner. The Company Secretary or his delegate acts as Secretary to the committees. The minutes of committee meetings are circulated to all directors.
Each committee has access to such information and advice, both from within the Group and externally, at the cost of the Company as it deems necessary. This may include the appointment of external consultants where appropriate. Each committee undertakes an annual review of the effectiveness of its terms of reference and makes recommendations to the Board for changes where appropriate.
Audit Committee
The members of the Audit Committee during the year, together with a record of their attendance at scheduled meetings which they were eligible to attend, are set out below:

Meetings attended

John Buchanan	3/4
Alan Jebson	4/4
Nick Land, Chairman	4/4
Anne Lauvergeon	4/4
Dr Michael Boskin, Chairman (until 29 July 2008)	1/1

The Audit Committee is comprised of financially literate members having the necessary ability and experience to understand financial statements. Solely for the purpose of fulfilling the requirements of the Sarbanes-Oxley Act and the Combined Code, the Board has designated Nick Land, who is an independent non-executive director satisfying the independence requirements of Rule 10A-3 of the US Securities Exchange Act 1934, as its financial expert on the Audit Committee. Further details on Nick Land can be found in “Board of directors and Group management” on page 48.
The Audit Committee’s responsibilities include:
•	overseeing the relationship with the external auditors;

•	reviewing the Company’s preliminary results announcement, half-year results and annual financial statements;

•	monitoring compliance with statutory and listing requirements for any exchange on which the Company’s shares and debt instruments are quoted;

•	reviewing the scope, extent and effectiveness of the activity of the Group internal audit department;

•	engaging independent advisers as it determines is necessary and to perform investigations;

•	reporting to the Board on the quality and acceptability of the Company’s accounting policies and practices including, without limitation, critical accounting policies and practices; and

•	playing an active role in monitoring the Company’s compliance efforts for Section 404 of the Sarbanes-Oxley Act and receiving progress updates at each of its meetings.
At least twice a year, the Audit Committee meets separately with the external auditors and the Group Audit Director without management being present. Further details on the work of the Audit Committee and its oversight of the relationships with the external auditors can be found under “Auditors” and the “Report from the Audit Committee” which are set out on pages 55 and 56.
Nominations and Governance Committee
The members of the Nominations and Governance Committee during the year, together with a record of their attendance at scheduled meetings which they were eligible to attend, are set out below:

Meetings attended

Sir John Bond, Chairman	3/3
John Buchanan	3/3
Luc Vandevelde	3/3
Arun Sarin (until 29 July 2008)	1/1
Professor Jürgen Schrempp (until 29 July 2008)	1/1

The Nominations and Governance Committee’s key objective is to ensure that the Board comprises individuals with the requisite skills, knowledge and experience to ensure that it is effective in discharging its responsibilities. The Nominations and Governance Committee:
•	leads the process for identifying and making recommendations to the Board of candidates for appointment as directors of the Company, giving full consideration to succession planning and the leadership needs of the Group;

•	makes recommendations to the Board on the composition of the Nominations and Governance Committee and the composition and chairmanship of the Audit and Remuneration Committees;

•	regularly reviews the structure, size and composition of the Board, including the balance of skills, knowledge and experience and the independence of the non-executive directors, and makes recommendations to the Board with regard to any change; and

•	is responsible for the oversight of all matters relating to corporate governance, bringing any issues to the attention of the Board.
The Nominations and Governance Committee meets periodically when required. In addition to scheduled meetings there are a number of ad hoc meetings to address specific matters. No one other than a member of the Nominations and Governance Committee is entitled to be present at its meetings. The Chief Executive, other non-executive directors and external advisers may be invited to attend.

Vodafone Group Plc Annual Report 2009  53

Corporate governance continued

Remuneration Committee
The members of the Remuneration Committee during the year, together with a record of their attendance at scheduled meetings which they were eligible to attend, are set out below:

Meetings attended

Luc Vandevelde, Chairman	5/5
Simon Murray	4/5
Anthony Watson	5/5
Philip Yea	4/5
Professor Jürgen Schrempp (until 29 July 2008)	0/1

In addition to scheduled meetings, there are a number of ad hoc meetings to deal with specific matters. The responsibilities of the Remuneration Committee include:
•	determining, on behalf of the Board, the Company’s policy on the remuneration of the Chairman, the executive directors and the senior management team of the Company;

•	determining the total remuneration packages for these individuals, including any compensation on termination of office; and

•	appointing any consultants in respect of executive directors’ remuneration.
The Chairman and Chief Executive may attend the Remuneration Committee’s meetings by invitation. They do not attend when their individual remuneration is discussed and no director is involved in deciding his own remuneration.
Further information on the Remuneration Committee’s activities is contained in “Directors’ remuneration” on pages 57 to 67.
Executive Committee
The executive directors, together with certain other Group functional heads and regional chief executives, meet 12 times a year as the Executive Committee under the chairmanship of the Chief Executive. The Executive Committee is responsible for the day-to-day management of the Group’s businesses, the overall financial performance of the Group in fulfilment of strategy, plans and budgets and Group capital structure and funding. It also reviews major acquisitions and disposals. The members of the Executive Committee and their biographical details are set out on pages 48 to 50.
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
Company Secretary
The Company Secretary acts as Secretary to the Board and to the committees of the Board and, with the consent of the Board, may delegate responsibility for the administration of the committees to other suitably qualified staff. He:
•	assists the Chairman in ensuring that all directors have full and timely access to all relevant information;

•	is responsible for ensuring that the correct Board procedures are followed and advises the Board on corporate governance matters; and

•	administers the procedure under which directors can, where appropriate, obtain independent professional advice at the Company’s expense.
The appointment or removal of the Company Secretary is a matter for the Board as a whole.
Relations with shareholders
The Company is committed to communicating its strategy and activities clearly to its shareholders and, to that end, maintains an active dialogue with investors through a planned programme of investor relations activities. The investor relations programme includes:
•	formal presentations of full year and half-year results and interim management statements;
•	briefing meetings with major institutional shareholders in the UK, the US and in Continental Europe after the half-year results and preliminary announcement, to ensure that the investor community receives a balanced and complete view of the Group’s performance and the issues faced by the Group;

•	regular meetings with institutional investors and analysts by the Chief Executive and the Chief Financial Officer to discuss business performance;

•	hosting investors and analysts sessions at which senior management from relevant operating companies deliver presentations which provide an overview of each of the individual businesses and operations;

•	attendance by senior executives across the business at relevant meetings and conferences throughout the year;

•	responding to enquiries from shareholders and analysts through the Company’s Investor Relations team; and

•	a section dedicated to shareholders on the Company’s website, www.vodafone.com/shareholder.
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
At the 2007 AGM, the shareholders approved amendments to the articles which enabled the Company to take advantage of the provisions in the Companies Act 2006 (effective from 20 January 2007) to communicate with its shareholders electronically. Following that approval, unless a shareholder has specifically asked to receive a hard copy, they will receive notification of the availability of the annual report on the Company’s website at www.vodafone.com/investor. For the 2009 financial year, shareholders will receive the notice of meeting and form of proxy in paper through the post unless they have previously opted to receive email communications. Shareholders continue to have the option to appoint proxies and give voting instructions electronically.
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
A summary presentation of results and development plans is also given at the AGM before the Chairman deals with the formal business of the meeting. The AGM is broadcast live on the Group’s website, www.vodafone.com/agm, and a recording of the webcast can subsequently be viewed on the website. All substantive resolutions at the Company’s AGMs are decided on a poll. The poll is conducted by the Company’s registrars and scrutinised by Electoral Reform Services. The proxy votes cast in relation to all resolutions, including details of votes withheld, are disclosed to those in attendance at the meeting and the results of the poll are published on the Company’s website and announced via the regulatory news service. Financial and other information is made available on the Company’s website, www.vodafone.com/investor, which is regularly updated.
Political donations
At last year’s AGM, held on 29 July 2008, the directors sought and received shareholders’ approval for the Company and its subsidiaries to be authorised, for the purposes of Part 14 of the Companies Act 2006, to make political donations and to incur political expenditure during the period from the date of the AGM to the conclusion of the AGM in 2012 or 29 July 2012, whichever is earlier, up to a maximum aggregate amount of £100,000 per year.
Neither the Company nor any of its subsidiaries have made any political donations during the year.

54  Vodafone Group Plc Annual Report 2009

Governance

It remains the policy of the Company not to make political donations or incur political expenditure as those expressions are normally understood. However, the directors consider that it is in the best interests of shareholders for the Company to participate in public debate and opinion-forming on matters which affect its business. To avoid inadvertent infringement of the Companies Act 2006, shareholder authority has been sought as outlined above.
Internal control
The Board has overall responsibility for the system of internal control. A sound system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. The process of managing the risks associated with social, environmental and ethical impacts is also discussed under “Corporate responsibility” on pages 45 to 47.
The Board has established procedures that implement in full the Turnbull Guidance “Internal Control: Revised Guidance for Directors on the Combined Code” for the year under review and to the date of approval of the annual report. These procedures, which are subject to regular review, provide an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. See page 69 for management’s report on internal control over financial reporting.
Monitoring and review activities
There are clear processes for monitoring the system of internal control and reporting any significant control failings or weaknesses together with details of corrective action. These include:
•	a formal annual confirmation provided by the Chief Executive and Chief Financial Officer of each Group company certifying the operation of their control systems and highlighting any weaknesses, the results of which are reviewed by regional management, the Audit Committee and the Board;

•	a review of the quality and timeliness of disclosures undertaken by the Chief Executive and the Chief Financial Officer which includes formal annual meetings with the operating company or regional chief executives and chief financial officers and the Disclosure Committee;

•	periodic examination of business processes on a risk basis including reports on controls throughout the Group undertaken by the Group internal audit department who report directly to the Audit Committee; and

•	reports from the external auditors on certain internal controls and relevant financial reporting matters, presented to the Audit Committee and management.
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
Review of effectiveness
The Board and the Audit Committee have reviewed the effectiveness of the internal control system, including financial, operational and compliance controls and risk management, in accordance with the Combined Code for the period from 1 April 2008 to 19 May 2009, the date of approval of the Group’s annual report. No significant failings or weaknesses were identified during this review. However, had there been any such failings or weaknesses, the Board confirms that necessary actions would have been taken to remedy them.
Disclosure controls and procedures
The Company maintains “disclosure controls and procedures”, as such term is defined in Exchange Act Rule 13a-15(e), that are designed to ensure that information required to be disclosed in reports the Company files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to management, including the Company’s Group Chief Executive and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
The directors, the Chief Executive and the Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures and, based on that evaluation, have concluded that the disclosure controls and procedures are effective at the end of the period covered by this document.
Auditors
Following a recommendation by the Audit Committee and, in accordance with Section 384 of the Companies Act 1985, a resolution proposing the reappointment of Deloitte LLP as auditors to the Company will be put to the shareholders at the 2009 AGM.
In its assessment of the independence of the auditors and in accordance with the US Public Company Accounting Oversight Board’s standard on independence, the Audit Committee receives in writing details of relationships between Deloitte LLP and the Company that may have a bearing on their independence and receives confirmation that they are independent of the Company within the meaning of the securities laws administered by the SEC.
In addition, the Audit Committee pre-approves the audit fee after a review of both the level of the audit fee against other comparable companies, including those in the telecommunications industry, and the level and nature of non-audit fees, as part of its review of the adequacy and objectivity of the audit process.
In a further measure to ensure auditor independence is not compromised, policies provide for the pre-approval by the Audit Committee of permitted non-audit services by Deloitte LLP. For certain specific permitted services, the Audit Committee has pre-approved that Deloitte LLP can be engaged by Group management subject to specified fee limits for individual engagements and fee limits for each type of specific service permitted. For all other services, or those permitted services that exceed the specified fee limits, the Chairman of the Audit Committee, or in his absence another member, can pre-approve services which have not been pre-approved by the Audit Committee.
In addition to their statutory duties, Deloitte LLP are also employed where, as a result of their position as auditors, they either must, or are best placed to, perform the work in question. This is primarily work in relation to matters such as shareholder circulars, Group borrowings, regulatory filings and certain business acquisitions and disposals. Other work is awarded on the basis of competitive tender.
During the year, Deloitte LLP and its affiliates charged the Group £8 million (2008: £7 million, 2007: £7 million) for audit and audit-related services and a further £1 million (2008: £2 million, 2007: £3 million) for non-audit assignments. An analysis of these fees can be found in note 4 to the consolidated financial statements.
US listing requirements
The Company’s American Depositary Shares are listed on the NYSE and the Company is, therefore, subject to the rules of the NYSE as well as US securities laws and the rules of the SEC. The NYSE requires US companies listed on the exchange to comply with the NYSE’s corporate governance rules but foreign private issuers, such as the Company, are exempt from most of those rules. However, pursuant to NYSE Rule 303A.11, the Company is required to disclose a summary of any significant ways in which the corporate governance practices it follows differ from those required by the NYSE for US companies. The differences are as follows:
Independence
•	NYSE rules require that a majority of the Board must be comprised of independent directors and the rules include detailed tests that US companies must use for determining independence.

•	The Combined Code requires a company’s board of directors to assess and make a determination as to the independence of its directors.
While the Board does not explicitly take into consideration the NYSE’s detailed tests, it has carried out an assessment based on the requirements of the Combined Code and has determined in its judgement that all of the non-executive directors are independent within those requirements. As at 19 May 2009, the Board comprised the Chairman, two executive directors and nine non-executive directors.

Vodafone Group Plc Annual Report 2009  55

Corporate governance continued

Committees
•	NYSE rules require US companies to have a nominating and corporate governance committee and a compensation committee, each composed entirely of independent directors with a written charter that addresses the committees’ purpose and responsibilities.

•	The Company’s Nominations and Governance Committee and Remuneration Committee have terms of reference and composition that comply with the Combined Code requirements.

•	The Nominations and Governance Committee is chaired by the Chairman of the Board and its other members are non-executive directors of the Company.

•	The Audit Committee is composed entirely of non-executive directors whom the Board has determined to be independent and who meet the requirements of Rule 10A-3 of the Securities Exchange Act.
The Company considers that the terms of reference of these committees, which are available on its website at www.vodafone.com/governance, are generally responsive to the relevant NYSE rules but may not address all aspects of these rules.
Corporate governance guidelines
•	Under NYSE rules, US companies must adopt and disclose corporate governance guidelines.

•	Vodafone has posted its statement of compliance with the Combined Code on its website at www.vodafone.com/governance. The Company has also adopted a group governance and policy manual which provides the first level of the framework within which its businesses operate. The manual applies to all directors and employees.

•	The Company considers that its corporate governance guidelines are generally responsive to, but may not address all aspects of, the relevant NYSE rules.
The Company has also adopted a corporate Code of Ethics for senior executives, financial and accounting officers, separate from and additional to its Business Principles. A copy of this code is available on the Group’s website at www.vodafone.com/governance.

Report from the Audit Committee
The Audit Committee assists the Board in carrying out its responsibilities in relation to financial reporting requirements, risk management and the assessment of internal controls. The Audit Committee also reviews the effectiveness of the Company’s internal audit function and manages the Company’s relationship with the external auditors.
The composition of the Audit Committee is shown in the table on page 53 and its terms of reference can be found on the Vodafone website (www.vodafone.com/governance). By invitation of the Chairman of the Audit Committee, the Chief Executive, the Chief Financial Officer, the Group Financial Controller, the Director of Financial Reporting, the Group Audit Director and the external auditors also attend the Audit Committee meetings. Also invited to attend certain meetings are relevant people from the business to present sessions on issues designed to enhance the Audit Committee’s awareness of key issues and developments in the business which are relevant to the Audit Committee in the performance of its role.
During the year ended 31 March 2009, the principal activities of the Audit Committee were as follows:
Financial reporting
The Audit Committee reviewed and discussed with management and the external auditors the half-year and annual financial statements, focusing on, without limitation, the quality and acceptability of accounting policies and practices, the clarity of the disclosures and compliance with financial reporting standards and relevant financial and governance reporting requirements. To aid their review, the Audit Committee considered reports from the Group Financial Controller and the Director of Financial Reporting and also reports from the external auditors, Deloitte LLP, on the scope and outcome of their half-year review and annual audit.
Risk management and internal control
The Audit Committee reviewed the process by which the Group evaluated its control environment, its risk assessment process and the way in which significant business risks were managed. It also considered the Group Audit Director’s reports on the effectiveness of internal controls, significant identified frauds and any identified fraud that involved management or employees with a significant role in internal controls. The Audit Committee was also responsible for oversight of the Group’s compliance activities in relation to section 404 of the Sarbanes-Oxley Act.
Internal audit
The Audit Committee monitored and reviewed the scope, extent and effectiveness of the activity of the Group internal audit department and received reports from the Group Audit Director which included updates on audit activities and achievement against the Group audit plan, the results of any unsatisfactory audits and the action plans to address these areas, and resource requirements of the internal audit department. The Audit Committee held private discussions with the Group Audit Director at each meeting.
External auditors
The Audit Committee reviewed and monitored the independence of the external auditors and the objectivity and effectiveness of the audit process and provided the Board with its recommendation to the shareholders on the reappointment of Deloitte LLP as external auditors. The Audit Committee approved the scope and fees for audit and permitted non-audit services provided by Deloitte LLP.
Private meetings were held with Deloitte LLP to ensure that there were no restrictions on the scope of their audit and to discuss matters without management being present.
Audit Committee effectiveness
The Audit Committee conducts a formal review of its effectiveness annually, giving consideration to, amongst other things, frequency, timings and adequacy of the meetings, composition, adequacy of resources and interaction with management and concluded this year that the Audit Committee’s performance was effective and the Audit Committee had fulfilled its terms of reference.
Nick Land
On behalf of the Audit Committee

56  Vodafone Group Plc Annual Report 2009

Directors’ remuneration	Governance

Dear Shareholder
Last year saw a change in the executive directors’ remuneration package. The package put even greater focus on two key criteria: shareholder alignment and link to the business strategy.
The Remuneration Committee is satisfied that the changes made are particularly appropriate in light of the current economic circumstances and this year the committee has decided not to make any changes to the reward packages for the executive directors. As such, the 2010 remuneration structure is unchanged from 2009 and the Committee has decided not to increase the base salaries for the current executive directors in the July 2009 review.
As well as considering the current package, the Remuneration Committee continues to monitor how well incentive awards made in previous years align with the Company’s performance. In this regard, the Committee is confident that there is a strong link between performance and reward.
The Remuneration Committee has appreciated the dialogue and feedback from investors over each of the past three years and will continue to take an active interest in their views and the voting on the remuneration report. As such, it hopes to receive your support at the AGM on 28 July 2009.
Luc Vandevelde
Chairman of the Remuneration Committee
19 May 2009
Contents
The detail of this remuneration report is set out over the following pages, as follows:
Page 57 –	The Remuneration Committee

Page 58 –	Overview of remuneration philosophy

Page 59 –	The remuneration package

Page 61 –	Awards made to executive directors during the 2009 financial year

Page 61 –	Amounts executive directors will actually receive in the 2010 financial year

Page 62 –	Other considerations

Page 63 –	Audited information for executive directors

Page 66 –	Non-executive directors remuneration

Page 66 –	Audited information for non-executive directors’ serving during the year ended 31 March 2009

Page 67 –	Beneficial interests
Remuneration Committee
The Remuneration Committee is comprised to exercise independent judgement and consists only of independent non-executive directors. For further details, the terms of reference can be found on page 54.
Remuneration Committee

Chairman	Luc Vandevelde

Committee members	Simon Murray
Professor Jürgen Schrempp (until
29 July 2008)
Anthony Watson
Philip Yea

Management attendees
Chief Executive	Vittorio Colao (from 29 July 2008)
Arun Sarin (until 29 July 2008)

Group HR Director	Ronald Schellekens (from 1 January 2009)
Terry Kramer (until 1 January 2009)

Group Reward Director	Tristram Roberts

External advisers
During the year, Towers Perrin supplied market data and advice on market practice and governance. PricewaterhouseCoopers LLP provided performance analysis and advice on plan design and performance measures.
The advisers also provided advice to the Company on general human resource and compensation related matters. In addition, PricewaterhouseCoopers LLP also provided a broad range of tax, share scheme and advisory services to the Group during the 2009 financial year.
Meetings
The Remuneration Committee had five scheduled and a further three other ad hoc meetings during the year.

Vodafone Group Plc Annual Report 2009  57

Directors’ remuneration continued

Overview of remuneration philosophy
Remuneration policy
The Remuneration Committee commissioned a full review of the reward arrangements for the Company’s executive directors in the 2008 financial year and the remuneration policy was last updated at this point. The policy is felt to be appropriate for the coming financial year.

Vodafone wishes to provide a level of remuneration which attracts, retains and motivates executive directors of the highest calibre. To maximise the effectiveness of the remuneration policy, careful consideration will be given to aligning the remuneration package with shareholder interests and best practice.
The aim is to target an appropriate level of remuneration for managing the business in line with the strategy. There will be the opportunity for executive directors to achieve significant upside for truly exceptional performance.
In setting total remuneration, the Remuneration Committee will consider a relevant group of comparators, which will be selected on the basis of the role being considered. Typically, no more than three reference points will be used. These will be as follows: top European companies, top UK companies and, particularly for scarce skills, the relevant market in question.
These comparators reflect the fact that currently the majority of the business is in Europe, the Company’s primary listing is in the UK and that the Remuneration Committee is aware that, in some markets, the competition is tough for the very best talent.
A high proportion of total remuneration will be awarded through short term and long term performance related remuneration. The Remuneration Committee believes that incorporating and setting appropriate performance measures and targets in the package is paramount – this will be reflected in an appropriate balance of operational and equity performance.
Finally, to fully embed the link to shareholder alignment, all executive directors are expected to comply with the rigorous and stretching share ownership requirements set by the Remuneration Committee.
Remuneration package
The Remuneration Committee remains satisfied that the structure is aligned to shareholder value and is appropriately linked to business strategy. In light of this and the external market, the Committee determined that the overall structure of the package should remain unchanged for the 2010 financial year. Changes to the individual elements of the package are set out below.
Summary of key reward philosophies
Link to business strategy
•	The annual bonus continues to support the short term operational performance of the business by measuring against the business fundamentals of revenue, profit, cash flow and customer satisfaction.

•	The long term incentive measures performance against:
–	free cash flow, which is believed to be the single most important operational measure; and

–	total shareholder return (‘TSR’) relative to Vodafone’s key competitors.
Shareholder alignment
•	The executives are required to meet stretching share ownership requirements, which are supported by the opportunity to invest into the long term incentive plan.

•	The performance conditions on the long term incentive plan are there to underpin shareholder value creation.
Changes to plans for the 2010 financial year
The table below sets out any changes to the individual elements of the reward package for the 2010 financial year:

Reward elements	2010 financial year

Base salary	No change to the benchmarking policy

Annual bonus	The previous 10% weighting on ‘total communications revenue’ is replaced with a 10% increase in the free cash flow weighting

Long term incentive plan	No change to the plan design

Investment opportunity	No changes to the level of investment an individual may make

Setting remuneration levels
The Chief Executive’s remuneration package is benchmarked by reference to total data for the base salary, annual bonus and long term incentive levels combined. The principal comparator group (used for benchmarking only) is made up of 28 top European companies excluding any in the financial services sector.
When undertaking the benchmarking process the Remuneration Committee makes assumptions that individuals will invest their own money into the long term incentive plan. This means that individuals will need to make a significant investment in order to achieve a market competitive level of remuneration. The table below assumes that an investment equal to two times base salary is made.
Chief Executive’s overall reward package for the 2010 financial year
The table below shows the estimated values of the elements to be granted in the 2010 financial year. These are not what the Chief Executive will actually receive, which will be based on the relevant performance. For the actual payouts in the 2010 financial year please see the table on page 61.
Comparison of the ratio of fixed pay to variable pay
The base salary and pension contributions to executives are considered to be fixed levels of remuneration. The annual bonus and the long term incentive awards are variable, i.e. the actual value the executive receives will depend on the performance of the Company.
The variable elements make up between 70% and 80% of executive directors’ remuneration depending on the level of co-investment made.

58  Vodafone Group Plc Annual Report 2009

Governance
The remuneration package
The table below summarises the plans used to reward the executive directors in the 2009 financial year.

	Summary	Grant policy

Base salary
	• Set by the Remuneration Committee as part of the overall benchmarking process (see previous page).	• Base salaries set annually on 1 July.

• Benchmark assumed to be the market level for the role.

Annual bonus
Group short term incentive plan (‘GSTIP’)(1)	Remuneration Committee reviews performance against targets over the financial year. Actual results measured against the budget set at the start of the year.	• Bonus levels reviewed annually. Mix of performance measures and the performance targets also reviewed.

	Summary of the plan in the 2009 financial year	• Annual bonus paid in cash in June each year for performance over the previous financial year.

• 2009 performance measures:

	– Three key financial measures: operating profit (25%), service revenue (25%) and free cash flow (25%);	• Target bonus is 100% of base salary earned over the financial year.

	– Total communications revenue (10%) – this measure has been used to promote the new business area set out in the May 2006 strategy; and	• Maximum bonus is 200% of base salary earned and is only paid out for exceptional performance.

– Customer delight (15%) – customer satisfaction is a key component in the Group’s success.

Changes for the 2010 financial year

• Performance measures for the 2010 financial year:

– Total communications’ now embedded in the Group’s strategy and no longer requires particular promotion, therefore it has been removed;

– Free cash flow continues to be a key measure for the business and has an increased weighting;

– Split of measures for the 2010 financial year: operating profit (25%), service revenue (25%), free cash flow (35%) and customer delight (15%); and

– These measures relate to the business strategy of capital discipline, cost control and pursuing growth opportunities.

Long term incentives (details on page 60)
Global long term incentive plan (‘GLTI’) base awards	• Long term incentive all delivered in performance shares.	• Base award set annually and made in June/July.

	• No share option awards or deferred bonus awards made in the 2009 financial year and the Remuneration Committee does not foresee using these arrangements in the immediate future.	• The Chief Executive’s base award will have a target face value of 137.5% of base salary (maximum 550%) in July 2009.

	• Base award has vesting period of three years, subject to a matrix of two performance measures over this period:	• The Chief Financial Officer’s base award will have a target face value of 110% of base salary (maximum 440%) in July 2009.

– Firstly, an operational performance measure (free cash flow); and

– Secondly, an equity performance multiplier (relative TSR).

• Performance details set out in more detail on page 60.

Co-investment matching awards	• Individuals may purchase Vodafone shares and hold them in trust for three years in order to receive additional performance shares in the form of a GLTI matching award.	• Matching award made annually in June in line with the investment made.
• Executive directors can co-invest up to two times net base salary.

	• Matching awards made under the GLTI plan have the same performance measures as the base award.	• Matching award will have a face value equal to 50% of the equivalent multiple of gross basic salary invested.

• Matching award used to encourage increased share ownership and supports the share ownership requirements set out below.

Share ownership requirements	• Option to co-invest into the GLTI plan designed to encourage executives to meet their share ownership requirements.	• The Chief Executive is required to hold four times base salary.

	• Ownership against the requirements must be met after five years.	• Other executive directors are required to hold three times base salary.

• Progress towards this requirement reviewed by the Remuneration Committee before granting long term awards.

Other remuneration
Defined benefit pension
•   The Chief Financial Officer is a member of the UK defined benefit scheme for pensionable salary up to the scheme cap of £110,000. Details of this are set out in the pensions table on page 63. He receives the cash allowance set out below on pensionable salary over the scheme cap.
• Plan closed to new entrants. • The Chief Financial Officer is the only executive director to receive this benefit.

Defined contribution pension/cash allowance	• The pension contribution or cash allowance is available for the executives to make provisions for their retirement.	• 30% of basic salary taken either as a cash payment or a pension contribution.

Benefits
	• Company car or cash allowance worth £19,200 per annum.	• Benefits reviewed from time to time.

• Private medical insurance.

• Chauffeur services, where appropriate, to assist with their role.

Note:

(1)	GSTIP targets are not disclosed as they are commercially sensitive.
Vodafone Group Plc Annual Report 2009  59

Directors’ remuneration continued
Details of the GLTI performance shares
The number of shares vesting depends on the performance of two measures: free cash flow and relative TSR. This section sets out how the performance of each of the two measures is calculated.
Underlying operational performance – adjusted free cash flow
The free cash flow performance is based on a three year cumulative adjusted free cash flow figure. The definition of adjusted free cash flow is reported free cash flow excluding:
•	Verizon Wireless additional distributions;

•	Spectrum (licence) costs;

•	Foreign exchange movements over the performance period; and

•	Material one-off tax settlements.
The cumulative adjusted free cash flow target and range for awards in the 2009 and 2010 financial years are set out in the table below:

	2009		2010
		Vesting		Vesting
Performance	£bn	percentage	£bn	percentage

Threshold	15.5	50%	15.50	50%
Target	17.5	100%	18.00	100%
Superior	18.5	150%	19.25	150%
Maximum	19.5	200%	20.50	200%

The target free cash flow level is set by reference to the Company’s three year plan and market expectations. The Remuneration Committee consider the 2009 and 2010 targets to be stretching ones.
TSR out-performance of a peer group median
Vodafone has a limited number of appropriate peers and this makes the measurement of a relative ranking system volatile. As such, the out-performance of the median of a peer group is felt to be the most appropriate TSR measure. The peer group for the performance condition is as follows:

2009 financial year	2010 financial year

BT Group	BT Group
Deutsche Telekom	Deutsche Telekom
France Telecom	France Telecom
Telecom Italia	Telecom Italia
Telefonica	Telefonica
Emerging market composite(1)	Emerging market composite(1)

Note:

(1)	Consists of the average TSR performance of three companies: Bharti, MTN and Turkcell.
The relative TSR position will determine the performance multiplier. This will be applied to the free cash flow vesting percentage. There will be no multiplier until TSR performance exceeds median. Above median the following table will apply (with linear interpolation between points):

	2009		2010
	Out-		Out-
	performance		performance
	of peer group		of peer group
	median	Multiplier	median	Multiplier

Median	0.0% p.a.	No increase	0.0% p.a.	No increase
65th percentile	4.5% p.a.	1.5 times	4.5% p.a.	1.5 times
80th percentile (upper quintile)	9.0% p.a.	2.0 times	9.0% p.a.	2.0 times

The performance measure has been calibrated using statistical techniques.
Combined vesting matrix
The combination of the two performance measures gives a combined vesting matrix as follows:

	TSR performance
Free cash flow measure	Up to Median	65th	80th

Threshold	50%	75%	100%
Target	100%	150%	200%
Superior	150%	225%	300%
Maximum	200%	300%	400%

The combined vesting percentages are applied to the target number of shares granted.
60  Vodafone Group Plc Annual Report 2009

Governance
Awards made to executive directors during the 2009 financial year

Reward elements	Vittorio Colao	Andy Halford

Base salary	Vittorio’s base salary was increased from £840,000 to £975,000 when he was promoted to Group Chief Executive on 29 July 2008.	Andy’s base salary was increased from £642,000 to £674,100 on 1 July 2008.

Annual bonus	The target bonus was £932,452 and the maximum bonus was £1,864,904.	The target bonus was £666,075 and the maximum bonus was £1,332,150.

Long term incentive plan	In July 2008, the base award for the Chief Executive had a face value of 137.5% of base salary at target.	In July 2008, the base award for the Chief Financial Officer had a face value of 110% of base salary at target.

Investment opportunity	Vittorio invested the maximum possible into the GLTI plan (866,086 shares) and therefore received a matching award with a face value of 100% base salary at target.	Andy invested the maximum possible into the GLTI plan (565,703 shares) and therefore received a matching award with a face value of 100% base salary at target.

Arun Sarin
Arun stepped down from the Board on 29 July 2008, and later retired from the business on 28 February 2009. He was available for consultation during this period, over which, Arun received a nominal base salary of £1 and no bonus or new GLTI grant in July 2008. On retirement, Arun’s long term incentive awards vested on a pro-rated basis (for both time and performance). Arun also had a contractual entitlement to £500,000 in connection with relocation to the US.
Amounts executive directors will actually receive in the 2010 financial year
As previously explained, a very large percentage of the executive directors’ package is made up of variable pay subject to performance. The information below explains what the executive directors who were on the Board on 31 March 2009 will actually receive from awards made previously with performance conditions which ended on 31 March 2009, but that will vest in the 2010 financial year.
The executive directors 2008/09 GSTIP is payable in June 2009. Later in 2009, the matching shares from the 2007 deferred share bonus arrangement will vest, as will the GLTI share options granted in 2006. The threshold relative TSR performance target for the 2006 GLTI performance shares was not met and, as such, no shares will vest from this award. In all cases performance was determined as at 31 March 2009 year end. These figures are set out in the table below (only the 2008/09 GSTIP payment is included in the audited section towards the end of the directors’ remuneration report).

	Vittorio Colao	Andy Halford

Base salary
Base salary set in July 2008 (no base salary increase in July 2009)(1)	£975,000	£674,100

GSTIP (Annual bonus)(2)
Target (100% of base salary earned over 2009)	£932,452	£666,075
Percentage of target achieved for the 2009 financial year	94.5%	97.6%
Actual bonus payout in June 2009	£881,257	£650,089

Deferred share bonus
Number of matching shares awarded in June 2007	153,671	275,820
Vesting percentage based on two year cumulative free cash flow	100%	100%
Matching shares vesting in June 2009	153,671	275,820

GLTI share options
Exercise price	135.5p	115.25p
GLTI share options awarded in July 2006(3)	3,472,975	3,062,396
Vesting percentage based on three year earnings per share (‘EPS’) growth	100%	100%
GLTI share options vesting in 2009	3,472,975	3,062,396

GLTI performance shares
GLTI performance share awarded in July 2006(3)	1,073,465	946,558
Vesting percentage based on relative TSR	0%	0%
GLTI performance shares vesting in 2009	nil	nil

Notes:

(1)	Michel Combes and Steve Pusey have been appointed as directors with effect from 1 June 2009 and their base salaries are £740,000 and £500,000 respectively.

(2)	More information on key performance indicators, against which Group performance is measured, can be found in “Key performance indicators” on page 24.

(3)	Vittorio Colao’s 2006 awards were granted after joining in October 2006.
Vodafone Group Plc Annual Report 2009   61

Directors’ remuneration continued

Other considerations
Service contracts of executive directors
The Remuneration Committee has determined that, after an initial term of up to two years’ duration, executive directors’ contracts should thereafter have rolling terms and be terminable on no more than one year’s notice.
All current executive directors’ contracts have an indefinite term (to normal retirement date) and one year notice periods. No payments should normally be payable on termination other than the salary due for the notice period and such entitlements under incentive plans and benefits that are consistent with the terms of such plans.

Date of
	service agreement	Notice period

Vittorio Colao	27 May 2008	12 months
Andy Halford	20 May 2005	12 months

Michel Combes and Steve Pusey, who have been appointed to the Board with effect from 1 June 2009, will have service contracts which have a 12 month notice period.
Fees retained for external non-executive directorships
Executive directors may hold positions in other companies as non-executive directors. In the 2009 financial year, Arun Sarin was the only executive director with such a position, held at the Bank of England. He retained fees of £6,000 in relation to this position over the full financial year. Fees were retained in accordance with Group policy.
Cascade to senior management
The principles of the policy are cascaded, where appropriate, to the other members of the Executive Committee as set out below.

Cascade of policy to Executive Committee – 2009 financial year

Total remuneration and base salary
Methodology consistent with the executive directors.

Annual bonus
The annual bonus is based on the same measures. However, in some circumstances these are measured within a region or business area rather than across the whole Group.

Long term incentive
The long term incentive is consistent with the executive directors, including the opportunity to invest in the GLTI to receive matching awards. In addition, Executive Committee members have a share ownership requirement of two times base salary.

All-employee share plans
The executive directors are also eligible to participate in the all-employee plans.

Summary of plans

Global allshare plan
The Remuneration Committee approved a grant of 290 shares to be made on 1 July 2008 to a significant number of permanent employees. The shares awarded vest after two years.

Sharesave
The Vodafone Group 2008 sharesave plan is an HM Revenue & Customs (‘HMRC’) approved scheme open to all permanently employed UK staff. Options under the plan are granted at up to a 20% discount to market value. Executive directors’ participation is included in the option table on page 65.

Share incentive plan
The Vodafone share incentive plan is an HMRC approved plan open to all staff permanently employed by a Vodafone Company in the UK. Participants may contribute up to a maximum of £125 per month, which the trustee of the plan uses to buy shares on their behalf. An equivalent number of shares are purchased with contributions from the employing company. UK based executive directors are eligible to participate.

Dilution
All awards are made under plans that incorporate dilution limits as set out in the guidelines for share incentive schemes published by the Association of British Insurers. The current estimated dilution from subsisting awards, including executive and all-employee share awards, is approximately 3.3% of the Company’s share capital at 31 March 2009 (3.0% at 31 March 2008).
Funding
A mixture of newly issued shares, treasury shares and shares purchased in the market by the employee benefit trust is used to satisfy share-based awards. This policy is kept under review.
Other matters
The share incentive plan and the co-investment into the GLTI plan include restrictions on the transfer of shares while the shares are subject to the plan. Where, under an employee share plan operated by the Company, participants are the beneficial owners of the shares, but not the registered owner, the voting rights are normally exercised by the registered owner at the discretion of the participant.
All of the Company’s share plans contain provisions relating to a change of control. Outstanding awards and options would normally vest and become exercisable on a change of control, subject to the satisfaction of any performance conditions at that time.
TSR performance
The following chart shows the performance of the Company relative to the FTSE100 index.
Five year historical TSR performance growth in the value of a hypothetical £100 holding over five years. FTSE 100 and FTSE Global Telecoms comparison based on spot values
Graph provided by Towers Perrin and calculated according to a methodology that is compliant with the requirements of Schedule 7A of the Companies Act 1985 Data Sources: FTSE and Datastream.
Note: Performance of the Company shown by the graph is not indicative of vesting levels under the Company’s various incentive plans.

62  Vodafone Group Plc Annual Report 2009

Governance
Audited information for executive directors
Remuneration for the year ended 31 March 2009
The remuneration of executive directors receiving remuneration during the year ended 31 March 2009 was as follows:

			Incentive		Cash in
	Salary/fees		schemes(1)		lieu of pension		Benefits/other(2)		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

Chief Executive Vittorio Colao	932	830	881	1,291	280	249	171	594	2,264	2,964
Other executive directors Andy Halford	666	632	650	1,027	167	156	25	31	1,508	1,846
Former Chief Executive Arun Sarin	436	1,310	434	2,130	—	—	553	155	1,423	3,595

Total	2,034	2,772	1,965	4,448	447	405	749	780	5,195	8,405

Notes:

(1)	These figures are the cash payouts from the 2009 financial year Vodafone Group short term incentive plan applicable to the year ended 31 March 2009. These awards are in relation to the performance against targets in adjusted operating profit, service revenue, free cash flow, total communications revenue and customer delight for the financial year ended 31 March 2009.

(2)	Includes £500,000 in respect of relocation for Arun Sarin (see page 61).
The aggregate remuneration paid by the Company to its collective senior management(1) for services for the year ended 31 March 2009, is set out below. The aggregate number of senior management at 31 March 2009 was ten, three greater than at 31 March 2008.

	2009	2008
	£’000	£’000

Salaries and fees	3,896	3,255
Incentive schemes(2)	2,984	4,964
Cash in lieu of pension	399	279
Benefits/other	2,949	1,713

Total	10,228	10,211

Notes:

(1)	Aggregate remuneration for senior management is in respect of those individuals who were members of the Executive Committee during the year ended 31 March 2009, other than executive directors, and reflects compensation paid from either 1 April 2008 or date of appointment to the Executive Committee, to 31 March 2009 or date of leaving, where applicable.

(2)	Comprises the incentive scheme information for senior management on an equivalent basis to that disclosed for directors in the table at the top of this page. Details of share incentives awarded to directors and senior management are included in footnotes to “Long term incentives” on page 65.
Pensions
Arun Sarin was provided with a defined contribution pension arrangement to which the Company contributed 30% of base salary. Vittorio Colao has elected to take a cash allowance of 30% of base salary in lieu of pension contributions.
Andy Halford is a contributing member of the Vodafone Group Pension Scheme, a UK defined benefit scheme approved by HMRC. The scheme provides a benefit of two-thirds of pensionable salary after a minimum of 20 years’ service. The normal retirement age is 60 but directors may retire from age 55 with a pension proportionately reduced to account for their shorter service, but with no actuarial reduction. Andy’s pensionable salary is capped in line with the Vodafone Group pension scheme rules at £110,000. Andy has elected to take a cash allowance of 30% of base salary in lieu of pension contributions on salary above the scheme cap. Liabilities in respect of the pension schemes in which the executive directors participate are funded to the extent described in note 26 to the consolidated financial statements.
All the individuals referred to above are provided benefits in the event of death in service. They also have an entitlement under a long term disability plan from which two-thirds of base salary, up to a maximum benefit determined by the insurer, would be provided until normal retirement date.
Pension benefits earned by the directors serving during the year ended 31 March 2009 were:

							Transfer value	Employer
					Change in	Change in	of change in	allocation/
		Change in			transfer value	accrued	accrued	contribution
	Total accrued	accrued	Transfer	Transfer	over year less	benefit in	benefit net of	to defined
	benefit at 31	benefit over	value at 31	value at 31	member	excess of	member	contribution
	March 2009(1)	the year(1)	March 2009(2)	March 2008(2)	contributions	inflation	contributions	plans(3)
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

Vittorio Colao	—	—	—	—	—	—	—	—
Andy Halford	24.3	3.7	543.6	316.4	223.4	2.6	55.1	—
Arun Sarin	—	—	—	—	—	—	—	131

Notes:

(1)	The accrued pension benefits earned by the directors are those which would be paid annually on retirement, based on service to the end of the year, at the normal retirement age. The increase in accrued pension excludes any increase for inflation.

(2)	The transfer values have been calculated on the basis of actuarial advice in accordance with the Faculty and Institute of Actuaries’ Guidance Note GN11. No director elected to pay additional voluntary contributions. The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the pension scheme.

(3)	Arun Sarin’s pension contributions were accrued in an unfunded defined contribution arrangement. This gives rise to a liability held on the consolidated balance sheet.
In respect of senior management, the Group has made aggregate contributions of £581,000 into defined contribution pension schemes and had a total service cost of £389,000 for defined pension liabilities.
Vodafone Group Plc Annual Report 2009   63

Directors’ remuneration continued
Directors’ interests in the shares of the Company
Historic medium term incentives
This table shows conditional awards of ordinary shares made in prior periods to executive directors under the deferred share bonus (‘DSB’). Shares which vested during the year ended 31 March 2009 are also shown below.

		Shares forfeited	Shares vested
	Total interest	during the year in respect	during the year in respect
	in DSB at	of the 2007 and	of the 2007 and 2008	Total interest in DSB
	1 April 2008	2008 financial years	financial years(1)(2)	at 31 March 2009
	Number	Number	Number	Number	Total value(4)
	of shares	of shares	of shares	of shares(3)	£’000

Vittorio Colao	153,671	—	—	153,671	189
Andy Halford	516,660	—	(240,840)	275,820	339
Arun Sarin(5)	1,212,278	(24,708)	(1,187,570)	—	—

Total	1,882,609	(24,708)	(1,428,410)	429,491	528

Notes:

(1)	The shares vesting gave rise to cash payments equal to the equivalent value of dividends over the vesting period. These cash payments equated to £146,000 for Arun Sarin and £34,000 for Andy Halford.

(2)	Shares granted on 15 June 2006 vested on 15 June 2008. The closing mid-market share prices at these dates were 116.0 pence and 153.1 pence, respectively. The performance condition on these awards was a two year cumulative EPS growth of 11% to 15%, which was met in full.

(3)	There is one outstanding award in respect of the 2008 financial year, which has a performance period ended on 31 March 2009. The performance condition for this award was a requirement to achieve 85% of the cumulative planned free cash flow target for the 2008 and 2009 financial years.

(4)	The total value is calculated using the closing mid-market share price as at 31 March 2009 of 122.75p.

(5)	In addition to the award that vested on 15 June 2008 noted in 3, a proportion of Arun Sarin’s 15 June 2007 grant vested at the point that he retired on 28 February 2009 (a total of 568,266 shares). The performance condition for this award was a requirement to achieve 85% of the cumulative planned free cash flow target for the 2008 and 2009 financial years. The award vested after pro-rating for time and performance. The closing mid-market share price on the award date was 163.2 pence and the equivalent price at the point of vesting was 125.2 pence.
No shares were awarded during the year under the deferred share bonus to any of the Company’s directors or senior management.
Long term incentives

Performance shares
Conditional awards of ordinary shares made to executive directors under the Vodafone Group Plc 1999 Long Term Stock Incentive Plan (‘LTSIP’) and the Vodafone Global Incentive Plan (‘GIP’) are shown below. Long term incentive shares that vested during the year ended 31 March 2009 are also shown below.

	Total interest			Shares	Shares vested
	in performance			forfeited in	in respect
	shares at			respect of awards	of awards
	1 April 2008	Shares conditionally		for the 2006,	for the 2006,
	or date of	awarded during the		2007 and 2008	2007 and 2008	Total interest in performance
	appointment		2009 financial year	financial years	financial years	shares at 31 March 2009
			Value at date
	Number	Number	of award(1)	Number	Number	Number	Total value(4)
	of shares	of shares	£’000	of shares(2)	of shares(2)	of shares(3)	£’000

Vittorio Colao	2,630,874	7,127,741	9,262	—	—	9,758,615	11,979
Andy Halford	2,676,838	4,357,399	5,662	(323,985)	(215,990)	6,494,262	7,972
Arun Sarin(5)(6)	7,291,372	—	—	(3,381,994)	(3,909,378)	—	—

Total	12,599,084	11,485,140	14,924	(3,705,979)	(4,125,368)	16,252,877	19,951

Notes:

(1)	The value of awards granted during the year under the Vodafone global incentive plan is based on the price of the Company’s ordinary shares on 28 July 2008 (the date of grant) of 129.95 pence. These awards have a performance period running from 1 April 2008 to 31 March 2011. The performance conditions are detailed on page 59. The vesting date will be in July 2011.

(2)	Shares granted on 26 July 2005 vested on 26 July 2008. The award was made using the closing mid-market share price of 145.25 pence on 25 July 2005. The equivalent share price on the vesting date was 132.9 pence. The performance condition on these awards was a relative total shareholder return measure against the companies making up the FTSE global telecommunications index at the start of the performance period. This condition was met in part.

(3)	The total interest at 31 March 2009 includes awards over three different performance periods ending on 31 March 2009, 31 March 2010 and 31 March 2011. The performance conditions ending on 31 March 2009 and 31 March 2010 are in line with those for Arun Sarin set out in footnote 5 below. The performance condition for the award vesting in July 2009 is detailed on page 60 of this report.

(4)	The total value is calculated using the closing mid-market share price as at 31 March 2009 of 122.75p.

(5)	In addition to the award that vested on 26 July 2008 noted above, a proportion of Arun Sarin’s 25 July 2006 and 24 July 2007 grants vested at the point that he retired on 28 February 2009 (a total of 3,222,530 shares). The performance conditions for these awards were relative total shareholder return measures against companies from the FTSE global telecommunications index taken at the start of each performance period. The award vested after pro-rating for time and performance. The share price used for the July 2006 award was 115.25 pence and for the July 2007 award 167.8 pence.

The closing mid-market price at the point of vesting was 125.2 pence.

(6)	The shares that vested for Arun Sarin on 28 February 2009 gave rise to a cash payment equal to the equivalent value of dividends over the vesting period. The cash payment equated to £418,000.
The aggregate number of shares conditionally awarded during the year to the Company’s senior management is 20,509,280 shares. For a description of the performance and vesting conditions see “GLTI performance shares” on page 60.
64   Vodafone Group Plc Annual Report 2009

Governance
Share options
No options have been granted to directors during the 2009 financial year. The following information summarises the directors’ options under the Vodafone Group 1998 Sharesave Scheme, the Vodafone Group 1998 Company Share Option Scheme (‘CSOS’), the LTSIP and the GIP. HMRC approved awards may be made under all of the schemes above. The table also summarises the directors’ options under the Vodafone Group 1998 Executive Share Option Scheme (‘ESOS’), which is not HMRC approved. No other directors have options under any of these schemes.
In the past, options under the Vodafone Group 1998 Sharesave Scheme were granted at a discount of 20% to the market value of the shares and options under the Vodafone Group 2008 Sharesave scheme may be granted at a discount of 20% to the market value of the shares at the time of the grant. No other options may be granted at a discount.

			Options	Options
			exercised	lapsed					Realised
			during the	during the	Options				gains on
		At	2009 financial	2009 financial	held at	Option	Date from		options
	Grant	1 April 2008	year	year	31 March 2009	price	which	Expiry	exercised
	date(1)(2)	Number	Number	Number	Number	Pence(3)	exercisable	date	£’000

Vittorio Colao
GIP	November 2006	3,472,975	—	—	3,472,975	135.50	November 2009	November 2016	—
GIP	July 2007	3,003,575	—	—	3,003,575	167.80	July 2010	July 2017	—

Total		6,476,550	—	—	6,476,550				—

Andy Halford
CSOS	July 1999	11,500	—	—	11,500	255.00	July 2002	July 2009	—
ESOS	July 1999	114,000	—	—	114,000	255.00	July 2002	July 2009	—
CSOS	July 2000	200	—	—	200	282.30	July 2003	July 2010	—
ESOS	July 2000	66,700	—	—	66,700	282.30	July 2003	July 2010	—
LTSIP	July 2001	152,400	—	—	152,400	151.56	July 2004	July 2011	—
LTSIP	July 2002	94,444	—	—	94,444	90.00	July 2005	July 2012	—
LTSIP	July 2003	233,333	—	—	233,333	119.25	July 2006	July 2013	—
LTSIP	July 2004	226,808	—	—	226,808	119.00	July 2007	July 2014	—
LTSIP	July 2005	1,796,003	—	(504,677)	1,291,326	145.25	July 2008	July 2015	—
GIP	July 2006	3,062,396	—	—	3,062,396	115.25	July 2009	July 2016	—
SAYE	July 2006	10,202	—	—	10,202	91.64	September 2009	February 2010	—
GIP	July 2007	2,295,589	—	—	2,295,589	167.80	July 2010	July 2017	—

Total		8,063,575	—	(504,677)	7,558,898				—

Arun Sarin(4)
LTSIP	July 2003	7,379,454	—	—	7,379,454	119.25	July 2006	February 2010	—
SAYE(5)	July 2003	16,710	(16,710)	—	—	95.30	September 2008	February 2009	8
LTSIP	July 2004	3,536,470	—	—	3,536,470	119.00	July 2007	February 2010	—
LTSIP	July 2005	5,711,292	—	(1,604,874)	4,106,418	145.25	July 2008	February 2010	—
GIP	July 2006	8,115,350	—	(225,427)	7,889,923	115.25	March 2009	February 2010	—
GIP	July 2007	5,912,753	—	(2,135,161)	3,777,592	167.80	March 2009	February 2010	—

Total		30,672,029	(16,710)	(3,965,462)	26,689,857				8

Notes:

(1)	The awards granted in July 2005 vested in July 2008. The performance condition on these awards was a cumulative EPS growth of 8% to 16% over the three year performance period to 31 March 2008. A proportion of the award vested in line with the level of performance achieved.

(2)	The unvested awards granted in July 2006 and July 2007 have performance periods ending on 31 March 2009 and 31 March 2010, respectively. The performance conditions for these awards are three year EPS growth ranges of 5% to 10% per annum and 5% to 8% per annum respectively.

(3)	The closing mid-market share price on 31 March 2009 was 122.75 pence. The highest mid-market share price during the year was 168.0 pence and the lowest price was 103.0 pence.

(4)	Arun Sarin’s July 2006 and July 2007 awards vested when he retired on 28 February 2009. The number of share options vesting was pro-rated for time and performance.

(5)	Arun exercised his SAYE options on 1 September 2008. The mid-market closing share price on 29 August 2008 was 141.05 pence.
Vodafone Group Plc Annual Report 2009   65

Directors’ remuneration continued

Non-executive directors’ remuneration
The remuneration of non-executive directors is reviewed annually by the Board, excluding the non-executive directors. Vodafone’s policy is to pay competitively for the role, including consideration of the time commitment required. In this regard, the fees are benchmarked against a comparator group of the current FTSE 15 companies. Following the 2009 review, there will be no changes to the fees from 1 April 2009:

	Fees payable (£’000s)
	From	From
Position/role	1 April 2008	1 April 2009

Chairman	560	No change
Deputy Chairman	155	No change
Non-executive director	110	No change
Chairmanship of Audit Committee	25	No change
Chairmanship of Remuneration Committee	20	No change
Chairmanship of Nominations and Governance Committee	15	No change

In addition, an allowance of £6,000 is payable each time a non-Europe based non-executive director is required to travel to attend Board and committee meetings, to reflect the additional time commitment involved.
Details of each non-executive director’s remuneration for the 2009 financial year are included in the table below.
Non-executive directors do not participate in any incentive or benefit plans. The Company does not provide any contribution to their pension arrangements. The Chairman is entitled to use of a car and a driver whenever and wherever he is providing his services to or representing the Company.
Chairman and non-executive directors service contracts
The Chairman, Sir John Bond, has a contract that may be terminated by either party on one year’s notice. The date of his letter of appointment is 5 December 2005.
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

	Date of	Date of
	letter of appointment	re-election

John Buchanan	28 April 2003	AGM 2009
Alan Jebson	7 November 2006	AGM 2009
Samuel Jonah	9 March 2009	AGM 2009
Nick Land	7 November 2006	AGM 2009
Anne Lauvergeon	20 September 2005	AGM 2009
Simon Murray	16 May 2007	AGM 2009
Luc Vandevelde	24 June 2003	AGM 2009
Anthony Watson	6 February 2006	AGM 2009
Philip Yea	14 July 2005	AGM 2009

Audited information for non-executive directors serving during the year ended 31 March 2009(1):

	Salary/fees		Benefits		Total
	2009	2008	2009	2008	2009	2008
	£’000	£’000	£’000	£’000	£’000	£’000

Chairman
Sir John Bond	575	540	27	13	602	553
Deputy Chairman
John Buchanan	155	145	—	10	155	155
Non-executive directors
Dr Michael Boskin	63	166	—	12	63	178
Alan Jebson	146	135	—	12	146	147
Nick Land	127	105	—	10	127	115
Anne Lauvergeon	110	105	—	—	110	105
Simon Murray	110	79	—	—	110	79
Professor Jürgen Schrempp	37	105	—	—	37	105
Luc Vandevelde	130	125	—	10	130	135
Anthony Watson	110	105	—	8	110	113
Philip Yea	110	105	—	—	110	105

Total	1,673	1,715	27	75	1,700	1,790

Note:

(1)	Former Chairman, Lord MacLaurin, received consulting fees of £125,000 during the year, together with continued benefits valued at £18,500 from his previous arrangements. These arrangements will end in July 2009.
66   Vodafone Group Plc Annual Report 2009

Governance
Beneficial interests
The beneficial interests of directors’ and their connected persons in the ordinary shares of the Company, which includes interests in the Vodafone share incentive plan, but which excludes interests in the Vodafone Group share option schemes, and the Vodafone Group short term or long term incentives, are shown below:

			1 April 2008 or
	18 May 2009	31 March 2009	date of appointment

Sir John Bond	237,345	237,345	224,926
John Buchanan	211,055	211,055	200,009
Vittorio Colao	1,046,149	1,046,149	180,063
Andy Halford	1,211,499	1,211,095	781,826
Alan Jebson	75,000	75,000	75,000
Nick Land	35,000	35,000	25,000
Anne Lauvergeon	28,936	28,936	27,125
Simon Murray	157,500	157,500	157,500
Luc Vandevelde	72,500	72,500	17,500
Anthony Watson	115,000	115,000	100,000
Philip Yea	61,250	61,250	61,250

At 31 March 2009, and during the period from 1 April 2009 to 18 May 2009, no director had any interest in the shares of any subsidiary company. Other than those individuals included in the table above who were Board members at 31 March 2009, members of the Group’s Executive Committee, at 31 March 2009, had an aggregate beneficial interest in 3,636,018 ordinary shares of the Company. At 18 May 2009, the directors had an aggregate beneficial interest in 3,251,243 ordinary shares of the Company and the Executive Committee members had an aggregate beneficial interest in 3,637,634 ordinary shares of the Company. However, none of the directors or the Executive Committee members had an individual beneficial interest amounting to greater than 1% of the Company’s ordinary shares.
Interests in share options of the Company
At 18 May 2009, there had been no change to the directors’ interests in share options from 31 March 2009 (see page 65).
Other than those individuals included in the table above, at 18 May 2009, members of the Group’s Executive Committee at that date held options for 19,282,900 ordinary shares at prices ranging from 91.6 pence to 291.5 pence per ordinary share, with a weighted average exercise price of 148.1 pence per ordinary share exercisable at dates ranging from July 2002 to July 2017.
Sir John Bond, John Buchanan, Alan Jebson, Nick Land, Anne Lauvergeon, Simon Murray, Luc Vandevelde, Anthony Watson and Philip Yea held no options at 18 May 2009.
Directors’ interests in contracts
None of the current directors had a material interest in any contract of significance to which the Company or any of its subsidiary undertakings was a party during the financial year.
Luc Vandevelde
On behalf of the Board
Vodafone Group Plc Annual Report 2009   67

68  Vodafone Group Plc Annual Report 2009

Directors’ statement of responsibility

Directors’ statement of responsibility	Financials

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
•	select suitable accounting policies and apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	state whether the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as adopted for use in the EU;

•	state for the Company financial statements whether applicable UK accounting standards have been followed; and

•	prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.
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
Directors’ responsibility statement
The Board confirms to the best of its knowledge:
•	the consolidated financial statements, prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group; and

•	the directors’ report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that it faces.
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
Going concern
After reviewing the Group’s and Company’s budget for the next financial year, and other longer term plans, the directors are satisfied that, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements. Further detail is included within liquidity and capital resources on pages 41 to 44 and notes 24 and 25 to the consolidated financial statements which include disclosure in relation to the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk.
Management’s report on internal control over financial reporting
As required by section 404 of the Sarbanes-Oxley Act of 2002, management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group.
The Company’s internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS, as adopted by the EU and IFRS as issued by the IASB, and that receipts and expenditures are being made only in accordance with authorisation of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
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
Management has assessed the effectiveness of the internal control over financial reporting at 31 March 2009 based on the Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’). Based on management’s assessment, management has concluded that the internal control over financial reporting was effective at 31 March 2009.
Management has not evaluated the internal controls of Vodacom Group (Pty) Limited (‘Vodacom’), which is accounted for using proportionate consolidation, and the conclusion regarding the effectiveness of internal control over financial reporting does not extend to the internal controls of Vodacom. Management is unable to assess the effectiveness of internal control at Vodacom due to the fact that it does not have the ability to dictate or modify its controls and does not have the ability, in practice, to assess those controls. The Group’s proportionate interest in Vodacom’s total assets, net assets, revenue and profit for the year is £1,749 million, £591 million, £1,778 million and £198 million, respectively.
Management is not required to evaluate the internal controls of entities accounted for under the equity method. Accordingly, the internal controls of these entities, which contributed a net profit of £4,091 million (2008: £2,876 million) to the profit for the financial year, have not been assessed, except relating to controls over the recording of amounts relating to the investments that are recorded in the Group’s consolidated financial statements.
During the period covered by this document, there were no changes in the Company’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of the internal controls over financial reporting.
The Company’s internal control over financial reporting, as at 31 March 2009, has been audited by Deloitte LLP, an independent registered public accounting firm, who also audit the Group’s consolidated financial statements. Their audit report on internal controls over financial reporting is on page 70.
By Order of the Board
Stephen Scott
Secretary
19 May 2009

Vodafone Group Plc Annual Report 2009  69

Audit report on internal controls
Audit report on internal controls

Report of independent registered public accounting firm to the members of Vodafone Group Plc
We have audited the internal control over financial reporting of Vodafone Group Plc and subsidiaries and applicable joint ventures (the ‘Group’) as of 31 March 2009 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in management’s report on internal control over financial reporting, management excluded from its assessment the internal control over financial reporting at Vodacom Group (Pty) Limited (‘Vodacom’), as the Group does not have the ability to dictate, modify or assess the controls. The Group’s proportionate interest in Vodacom’s total assets, net assets, revenue and profit for the year is £1,749 million, £591 million, £1,778 million and £198 million, respectively. Accordingly, our audit did not include the internal control over financial reporting at Vodacom. Management is not required to evaluate the internal controls of entities accounted for under the equity method. Accordingly, the internal controls of these entities, which contributed a net profit of £4,091 million (2008: £2,876 million) to the profit (2008: profit) for the financial year, have not been assessed, except relating to controls over the recording of amounts relating to the investments that are recorded in the Group’s consolidated financial statements.
The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
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
In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 March 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Group as of and for the year ended 31 March 2009, prepared in conformity with International Financial Reporting Standards (‘IFRS’), as adopted by the European Union and IFRS as issued by the International Accounting Standards Board. Our report dated 19 May 2009 expressed an unqualified opinion on those financial statements.
Deloitte LLP
Chartered Accountants and Registered Auditors
London
United Kingdom
19 May 2009

70  Vodafone Group Plc Annual Report 2009

Critical accounting estimates

Critical accounting estimates	Financials

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
The discussion below should also be read in conjunction with the Group’s disclosure of significant IFRS accounting policies, which is provided in note 2 to the consolidated financial statements, “Significant accounting policies”.
Management has discussed its critical accounting estimates and associated disclosures with the Company’s Audit Committee.
Impairment reviews
IFRS requires management to undertake an annual test for impairment of indefinite lived assets and, for finite lived assets, to test for impairment if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.
Impairment testing is an area involving management judgement, requiring assessment as to whether the carrying value of assets can be supported by the net present value of future cash flows derived from such assets using cash flow projections which have been discounted at an appropriate rate. In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters. including management’s expectations of:
•	growth in adjusted EBITDA, calculated as adjusted operating profit before depreciation and amortisation;

•	timing and quantum of future capital expenditure;

•	long term growth rates; and

•	the selection of discount rates to reflect the risks involved.
The Group prepares and internally approves formal five year plans for its businesses and uses these as the basis for its impairment reviews. In certain markets which are forecast to grow ahead of the long term growth rate for the market, further years will be used until the forecast growth rate trends towards the long term growth rate, up to a maximum of ten years.
For businesses where the first five years of the ten year management plan are used for the Group’s value in use calculations, a long term growth rate into perpetuity has been determined as the lower of:
•	the nominal GDP rates for the country of operation; and

•	the long term compound annual growth rate in adjusted EBITDA in years six to ten estimated by management.
For businesses where the full ten year management plans are used for the Group’s value in use calculations, a long term growth rate into perpetuity has been determined as the lower of:
•	the nominal GDP rates for the country of operation; and

•	the compound annual growth rate in adjusted EBITDA in years nine to ten of the management plan.
Changing the assumptions selected by management, in particular the discount rate and growth rate assumptions used in the cash flow projections, could significantly affect the Group’s impairment evaluation and, hence, results.
The Group’s review includes the key assumptions related to sensitivity in the cash flow projections. Further details are provided in note 10 to the consolidated financial statements.
Revenue recognition and presentation
Arrangements with multiple deliverables
In revenue arrangements including more than one deliverable, the deliverables are assigned to one or more separate units of accounting and the arrangement consideration is allocated to each unit of accounting based on its relative fair value.
Determining the fair value of each deliverable can require complex estimates due to the nature of the goods and services provided. The Group generally determines the fair value of individual elements based on prices at which the deliverable is regularly sold on a standalone basis, after considering volume discounts where appropriate.
Presentation: gross versus net
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
Taxation
The Group’s tax charge on ordinary activities is the sum of the total current and deferred tax charges. The calculation of the Group’s total tax charge necessarily involves a degree of estimation and judgement in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through a formal legal process. The final resolution of some of these items may give rise to material profits, losses and/or cash flows.
The complexity of the Group’s structure following its geographic expansion makes the degree of estimation and judgement more challenging. The resolution of issues is not always within the control of the Group and it is often dependent on the efficiency of the legal processes in the relevant taxing jurisdictions in which the Group operates. Issues can, and often do, take many years to resolve. Payments in respect of tax liabilities for an accounting period result from payments on account and on the final resolution of open items. As a result, there can be substantial differences between the tax charge in the consolidated income statement and tax payments.
Significant items on which the Group has exercised accounting judgement include a provision in respect of an enquiry from UK HMRC with regard to the CFC tax legislation (see note 33 to the consolidated financial statements), potential tax losses in respect of a write down in the value of investments in Germany (see note 6 to the consolidated financial statements) and litigation with the Indian tax authorities in relation to the acquisition of Vodafone Essar (see note 33 to the consolidated financial statements). The amounts recognised in the consolidated financial statements in respect of each matter are derived from the Group’s best estimation and judgement, as described above. However, the inherent uncertainty regarding the outcome of these items means eventual resolution could differ from the accounting estimates and therefore impact the Group’s results and cash flows.

Vodafone Group Plc Annual Report 2009  71

Critical accounting estimates continued

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
Goodwill
The amount of goodwill initially recognised as a result of a business combination is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed. The determination of the fair value of the assets and liabilities is based, to a considerable extent, on management’s judgement.
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
Finite lived intangible assets
Other intangible assets include the Group’s aggregate amounts spent on the acquisition of 2G and 3G licences, computer software, customer bases, brands and development costs. These assets arise from both separate purchases and from acquisition as part of business combinations.
On the acquisition of mobile network operators, the identifiable intangible assets may include licences, customer bases and brands. The fair value of these assets is determined by discounting estimated future net cash flows generated by the asset, where no active market for the assets exist. The use of different assumptions for the expectations of future cash flows and the discount rate would change the valuation of the intangible assets.
The relative size of the Group’s intangible assets, excluding goodwill, makes the judgements surrounding the estimated useful lives critical to the Group’s financial position and performance.
At 31 March 2009, intangible assets, excluding goodwill, amounted to £20,980 million (2008: £18,995 million) and represented 13.7% (2008: 14.9%) of the Group’s total assets.
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
Property, plant and equipment
Property, plant and equipment also represent a significant proportion of the asset base of the Group, being 12.6% (2008: 13.1%) of the Group’s total assets. Therefore, the estimates and assumptions made to determine their carrying value and related depreciation are critical to the Group’s financial position and performance.
Estimation of useful life
The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in the consolidated income statement.
The useful lives and residual values of Group assets are determined by management at the time the asset is acquired and reviewed annually for appropriateness. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. Furthermore, network infrastructure is only depreciated over a period that extends beyond the expiry of the associated licence under which the operator provides telecommunications services, if there is a reasonable expectation of renewal or an alternative future use for the asset.
Historically, changes in useful lives and residual values have not resulted in material changes to the Group’s depreciation charge.

72  Vodafone Group Plc Annual Report 2009

Audit report on the consolidated financial statements

Audit report on the consolidated financial statements	Financials

Report of independent registered public accounting firm to the members of Vodafone Group Plc
We have audited the consolidated financial statements of Vodafone Group Plc which comprise the consolidated balance sheet at 31 March 2009 and 2008, the consolidated income statement, the consolidated cash flow statement, the consolidated statement of recognised income and expense for each of the three years in the period ended 31 March 2009 and the related notes numbered 1 to 39. These consolidated financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the directors’ remuneration report that is described as having been audited.
We have reported separately on the parent company financial statements of Vodafone Group Plc for the year ended 31 March 2009.
Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the annual report, the directors’ remuneration report and the consolidated financial statements in accordance with applicable law and International Financial Reporting Standards (‘IFRS’) as adopted by the European Union are set out in the statement of directors’ responsibilities.
Our responsibility is to audit the consolidated financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).
We report to you our opinion as to whether the consolidated financial statements give a true and fair view, whether the consolidated financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and whether the part of the directors’ remuneration report described as having been audited has been properly prepared in accordance with the Companies Act 1985. We also report to you whether, in our opinion, the information given in the directors’ report is consistent with the consolidated financial statements.
In addition, we report to you if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ transactions with the Company and other members of the Group is not disclosed.
We review whether the corporate governance statement reflects the Company’s compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board’s statement on internal control covers all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.
We read the other information contained in the annual report as described in the contents section and consider whether it is consistent with the audited consolidated financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the consolidated financial statements. Our responsibilities do not extend to any further information outside the annual report.
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
We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the consolidated financial statements and the part of the directors’ remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the consolidated financial statements and the part of the directors’ remuneration report to be audited.
Opinions

UK opinion

In our opinion:
•	the consolidated financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the Group’s affairs as at 31 March 2009 and of its profit for the year then ended;

•	the consolidated financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;

•	the part of the directors’ remuneration report described as having been audited has been properly prepared in accordance with the Companies Act 1985; and

•	the information given in the directors’ report is consistent with the consolidated financial statements.
As explained in note 1 to the consolidated financial statements, the Group, in addition to complying with its legal obligation to comply with IFRS as adopted by the European Union, has also complied with IFRS as issued by the International Accounting Standards Board.
In our opinion the consolidated financial statements give a true and fair view, in accordance with IFRS, of the state of the Group’s affairs as at 31 March 2009 and of its profit for the year then ended.
US opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group at 31 March 2009 and 2008 and the consolidated results of its operations and cash flows for each of the three years in the period ended 31 March 2009 in conformity with IFRS as adopted by the European Union and as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Group’s internal control over financial reporting as at 31 March 2009, based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our report including our opinion on the effectiveness of the Group’s internal control over financial reporting is set out on page 70.
Deloitte LLP
Chartered Accountants and Registered Auditors
London
United Kingdom
19 May 2009

Vodafone Group Plc Annual Report 2009  73

Consolidated income statement
Consolidated income statement
for the years ended 31 March

				Restated
		2009	2008	2007
	Note	£m	£m	£m

Revenue	3	41,017	35,478	31,104
Cost of sales		(25,842)	(21,890)	(18,725)

Gross profit		15,175	13,588	12,379
Selling and distribution expenses		(2,738)	(2,511)	(2,136)
Administrative expenses		(4,771)	(3,878)	(3,437)
Share of result in associated undertakings	14	4,091	2,876	2,728
Impairment losses	10	(5,900)	—	(11,600)
Other income and expense	30	—	(28)	502

Operating profit/(loss)	4	5,857	10,047	(1,564)
Non-operating income and expense	30	(44)	254	4
Investment income	5	795	714	789
Financing costs	5	(2,419)	(2,014)	(1,612)

Profit/(loss) before taxation		4,189	9,001	(2,383)
Income tax expense	6	(1,109)	(2,245)	(2,423)

Profit/(loss) for the financial year from continuing operations		3,080	6,756	(4,806)
Loss for the financial year from discontinued operations	30	—	—	(416)

Profit/(loss) for the financial year		3,080	6,756	(5,222)

Attributable to:
– Equity shareholders	23	3,078	6,660	(5,351)
– Minority interests		2	96	129

		3,080	6,756	(5,222)

Basic earnings/(loss) per share
Profit/(loss) from continuing operations	8	5.84p	12.56p	(8.94)p
Loss from discontinued operations	8, 30	—	—	(0.76)p

Profit/(loss) for the financial year	8	5.84p	12.56p	(9.70)p

Diluted earnings/(loss) per share
Profit/(loss) from continuing operations	8	5.81p	12.50p	(8.94)p
Loss from discontinued operations	8, 30	—	—	(0.76)p

Profit/(loss) for the financial year	8	5.81p	12.50p	(9.70)p

Consolidated statement of recognised income and expense
for the years ended 31 March

				Restated
		2009	2008	2007
	Note	£m	£m	£m

(Losses)/gains on revaluation of available-for-sale investments, net of tax	22	(2,383)	1,949	2,108
Exchange differences on translation of foreign operations, net of tax	22	12,375	5,537	(3,804)
Net actuarial (losses)/gains on defined benefit pension schemes, net of tax	22	(163)	(37)	50
Revaluation gain	22	68	—	—
Foreign exchange (gains)/losses transferred to the consolidated income statement	22	(3)	(7)	763
Fair value gains transferred to the consolidated income statement	22	—	(570)	—
Other, net of tax	22	(40)	37	—

Net gain/(loss) recognised directly in equity		9,854	6,909	(883)
Profit/(loss) for the financial year		3,080	6,756	(5,222)

Total recognised income and expense relating to the year		12,934	13,665	(6,105)

Attributable to:
– Equity shareholders		13,037	13,912	(6,210)
– Minority interests		(103)	(247)	105

		12,934	13,665	(6,105)

The accompanying notes are an integral part of these consolidated financial statements.
74  Vodafone Group Plc Annual Report 2009

Consolidated balance sheet	Financials
at 31 March

		2009	2008
	Note	£m	£m

Non-current assets
Goodwill	9	53,958	51,336
Other intangible assets	9	20,980	18,995
Property, plant and equipment	11	19,250	16,735
Investments in associated undertakings	14	34,715	22,545
Other investments	15	7,060	7,367
Deferred tax assets	6	630	436
Post employment benefits	26	8	65
Trade and other receivables	17	3,069	1,067

		139,670	118,546

Current assets
Inventory	16	412	417
Taxation recoverable		77	57
Trade and other receivables	17	7,662	6,551
Cash and cash equivalents	18	4,878	1,699

		13,029	8,724

Total assets		152,699	127,270

Equity
Called up share capital	19	4,153	4,182
Share premium account	21	43,008	42,934
Own shares held	21	(8,036)	(7,856)
Additional paid-in capital	21	100,239	100,151
Capital redemption reserve	21	10,101	10,054
Accumulated other recognised income and expense	22	20,517	10,558
Retained losses	23	(83,820)	(81,980)

Total equity shareholders’ funds		86,162	78,043

Minority interests		1,787	1,168
Written put options over minority interests		(3,172)	(2,740)

Total minority interests		(1,385)	(1,572)

Total equity		84,777	76,471

Non-current liabilities
Long term borrowings	25	31,749	22,662
Deferred tax liabilities	6	6,642	5,109
Post employment benefits	26	240	104
Provisions	27	533	306
Trade and other payables	28	811	645

		39,975	28,826

Current liabilities
Short term borrowings	25,35	9,624	4,532
Current taxation liabilities		4,552	5,123
Provisions	27	373	356
Trade and other payables	28	13,398	11,962

		27,947	21,973

Total equity and liabilities		152,699	127,270

The consolidated financial statements were approved by the Board of directors on 19 May 2009 and were signed on its behalf by:

Vittorio Colao	Andy Halford
Chief Executive	Chief Financial Officer
The accompanying notes are an integral part of these consolidated financial statements.
Vodafone Group Plc Annual Report 2009  75

Consolidated cash flow statement
for the years ended 31 March

		2009	2008	2007
	Note	£m	£m	£m

Net cash flow from operating activities	30, 31	12,213	10,474	10,328

Cash flows from investing activities
Purchase of interests in subsidiary undertakings and joint ventures, net of cash acquired		(1,389)	(5,957)	(2,805)
Purchase of intangible assets		(1,764)	(846)	(899)
Purchase of property, plant and equipment		(5,204)	(3,852)	(3,633)
Purchase of investments		(133)	(96)	(172)
Disposal of interests in subsidiary undertakings, net of cash disposed		4	—	6,767
Disposal of interests in associated undertakings		25	—	3,119
Disposal of property, plant and equipment		317	39	34
Disposal of investments		253	785	80
Dividends received from associated undertakings		647	873	791
Dividends received from investments		108	72	57
Interest received		302	438	526

Net cash flow from investing activities	30	(6,834)	(8,544)	3,865

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares		22	310	193
Net movement in short term borrowings		(25)	(716)	953
Proceeds from issue of long term borrowings		6,181	1,711	5,150
Repayment of borrowings		(2,729)	(3,847)	(1,961)
Purchase of treasury shares		(963)	—	(43)
B share capital redemption		(15)	(7)	(5,713)
B share preference dividends paid		—	—	(3,291)
Equity dividends paid		(4,013)	(3,658)	(3,555)
Dividends paid to minority shareholders in subsidiary undertakings		(162)	(113)	(34)
Amounts received from minority shareholders		618	—	—
Interest paid		(1,470)	(1,545)	(1,051)

Net cash flow from financing activities	30	(2,556)	(7,865)	(9,352)

Net cash flow		2,823	(5,935)	4,841

Cash and cash equivalents at beginning of the financial year	18	1,652	7,458	2,932
Exchange gain/(loss) on cash and cash equivalents		371	129	(315)

Cash and cash equivalents at end of the financial year	18	4,846	1,652	7,458

The accompanying notes are an integral part of these consolidated financial statements.
76  Vodafone Group Plc Annual Report 2009

Notes to the consolidated financial statements	Financials

1. Basis of preparation
The consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. The consolidated financial statements are also prepared in accordance with IFRS adopted by the EU, the Companies Act 1985 and Article 4 of the EU IAS Regulations.
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. For a discussion on the Group’s critical accounting estimates see “Critical accounting estimates” on page 71. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.
Amounts in the consolidated financial statements are stated in pounds sterling.
Change in accounting policy
During the year, the Group changed its accounting policy with respect to the acquisition of minority interests in subsidiaries. Results for the years ended 31 March 2005, 2006 and 2007 have been restated. Further details are provided in note 39 to the consolidated financial statements.
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
Where the Group increases its interest in an entity such that control is achieved, previously held identifiable assets, liabilities and contingent liabilities of the acquired entity are revalued to their fair value at the date of acquisition, being the date at which the Group achieves control of the acquiree. The movement in fair value is taken to the asset revaluation surplus.
Acquisition of interests from minority shareholders
Acquisitions of minority interests in subsidiaries are accounted for as transactions between shareholders. There is no remeasurement to fair value of net assets acquired that were previously attributable to minority shareholders.
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

Vodafone Group Plc Annual Report 2009  77

Notes to the consolidated financial statements continued

2. Significant accounting policies continued
Intangible assets
Identifiable intangible assets are recognised when the Group controls the asset, it is probable that future economic benefits attributed to the asset will flow to the Group and the cost of the asset can be reliably measured.
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
Finite lived intangible assets
Intangible assets with finite lives are stated at acquisition or development cost, less accumulated amortisation. The amortisation period and method is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortisation period or method, as appropriate, and are treated as changes in accounting estimates. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.
Licence and spectrum fees
Amortisation periods for licence and spectrum fees are determined primarily by reference to the unexpired licence period, the conditions for licence renewal and whether licences are dependent on specific technologies. Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives from the commencement of service of the network.
Computer software
Computer software comprises computer software purchased from third parties as well as the cost of internally developed software. Computer software licences are capitalised on the basis of the costs incurred to acquire and bring into use the specific software. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and are probable of producing future economic benefits are recognised as intangible assets. Direct costs include software development employee costs and directly attributable overheads.
Software integral to a related item of hardware equipment is accounted for as property, plant and equipment.
Costs associated with maintaining computer software programs are recognised as an expense when they are incurred.
Internally developed software is recognised only if all of the following conditions are met:
•	an asset is created that can be separately identified;

•	it is probable that the asset created will generate future economic benefits; and

•	the development cost of the asset can be measured reliably.
Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives from the date the software is available for use.
Other intangible assets
Other intangible assets including brands and customer bases, are recorded at fair value at the date of acquisition. Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets from the date they are available for use.
Estimated useful lives
The estimated useful lives of finite lived intangible assets are as follows:

• Licence and spectrum fees	3 – 25 years
• Computer software	3 – 5 years
• Brands	1 – 10 years
• Customer bases	2 – 7 years
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
Depreciation is charged so as to write off the cost of assets, other than land and properties under construction, using the straight-line method, over their estimated useful lives, as follows:

• Freehold buildings	25 – 50 years
• Leasehold premises	the term of the lease

Equipment, fixtures and fittings:

• Network infrastructure	3 – 25 years
• Other	3 – 10 years
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

78  Vodafone Group Plc Annual Report 2009

Financials

time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.
The Group prepares and internally approves formal ten year management plans for its businesses. The first five years of these plans are used for the value in use calculations, except in markets which are forecast to grow ahead of the long term GDP growth rate for the country of operation. In such cases, the ten year plan is used until the forecast growth rate trends towards the long term GDP growth rate for the country of operation, up to a maximum of ten years. Long range GDP growth rates for the country of operation are used for cash flows into perpetuity beyond the relevant five or ten year period.
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
Where an impairment loss subsequently reverses the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognised immediately in the income statement.
Revenue
Revenue is recognised to the extent the Group has delivered goods or rendered services under an agreement, the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Group. Revenue is measured at the fair value of the consideration received, exclusive of sales taxes and discounts.
The Group principally obtains revenue from providing the following telecommunication services: access charges, airtime usage, messaging, interconnect fees, data services and information provision, connection fees and equipment sales. Products and services may be sold separately or in bundled packages.
Revenue for access charges, airtime usage and messaging by contract customers is recognised as revenue as services are performed, with unbilled revenue resulting from services already provided accrued at the end of each period and unearned revenue from services to be provided in future periods deferred. Revenue from the sale of prepaid credit is deferred until such time as the customer uses the airtime, or the credit expires.
Revenue from interconnect fees is recognised at the time the services are performed.
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
Revenue for device sales is recognised when the device is delivered to the end customer and the sale is considered complete. For device sales made to intermediaries, revenue is recognised if the significant risks associated with the device are transferred to the intermediary and the intermediary has no general right of return. If the significant risks are not transferred, revenue recognition is deferred until sale of the device to an end customer by the intermediary or the expiry of the right of return.
In revenue arrangements including more than one deliverable, the arrangements are divided into separate units of accounting. Deliverables are considered separate units of accounting if the following two conditions are met: (1) the deliverable has value to the customer on a stand-alone basis and (2) there is evidence of the fair value of the item. The arrangement consideration is allocated to each separate unit of accounting based on its relative fair value.
Commissions
Intermediaries are given cash incentives by the Group to connect new customers and upgrade existing customers.
For intermediaries who do not purchase products and services from the Group, such cash incentives are accounted for as an expense. Such cash incentives to other intermediaries are also accounted for as an expense if:
•	the Group receives an identifiable benefit in exchange for the cash incentive that is separable from sales transactions to that intermediary; and

•	the Group can reliably estimate the fair value of that benefit.
Cash incentives that do not meet these criteria are recognised as a reduction of the related device revenue.
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
Foreign currencies
The consolidated financial statements are presented in sterling, which is the parent Company’s functional and presentation currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.
Transactions in foreign currencies are initially recorded at the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into the respective functional currency of the entity at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the initial transaction dates. Non-monetary items measured in terms of historical cost in a foreign currency are not retranslated.
Changes in the fair value of monetary securities denominated in foreign currency classified as available for sale are analysed between translation differences and other changes in the carrying amount of the security. Translation differences are recognised in the income statement and other changes in carrying amount are recognised in equity.

Vodafone Group Plc Annual Report 2009  79

Notes to the consolidated financial statements continued

2. Significant accounting policies continued
Translation differences on non-monetary financial assets, such as investments in equity securities, classified as available for sale are reported as part of the fair value gain or loss and are included in equity.
For the purpose of presenting consolidated financial statements, the assets and liabilities of entities with a functional currency other than sterling are expressed in sterling using exchange rates prevailing on the balance sheet date. Income and expense items and cash flows are translated at the average exchange rates for the period and exchange differences arising are recognised directly in equity. On disposal of a foreign entity, the cumulative amount previously recognised in equity relating to that particular foreign operation is recognised in profit or loss.
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
The net foreign exchange loss recognised in the consolidated income statement for continuing operations is £131 million (2008: £373 million gain, 2007: £92 million loss). A loss of £794 million was recognised in the 2007 financial year for discontinued operations.
Research expenditure
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
Actuarial gains and losses are taken to the statement of recognised income and expense as incurred. For this purpose, actuarial gains and losses comprise both the effects of changes in actuarial assumptions and experience adjustments arising because of differences between the previous actuarial assumptions and what has actually occurred.
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
Deferred tax is the tax expected to be payable or recoverable in the future arising from temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. It is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Deferred tax liabilities are not recognised to the extent they arise from the initial recognition of goodwill.
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
Other investments classified as held for trading and available-for-sale are stated at fair value. Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in net profit or loss for the period. For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity, determined using the weighted average cost method, is included in the net profit or loss for the period.
Other investments classified as loans and receivables are stated at amortised cost using the effective interest method, less any impairment.
Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and call deposits, and other short term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

80  Vodafone Group Plc Annual Report 2009

Financials

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
Equity instruments
Equity instruments issued by the Group are recorded at the proceeds received, net of direct issuance costs.
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
Derivative financial instruments are initially measured at fair value on the contract date and are subsequently remeasured to fair value at each reporting date. The Group designates certain derivatives as either:
•	hedges of the change of fair value of recognised assets and liabilities (‘fair value hedges’); or

•	hedges of net investments in foreign operations.
Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting, or the Company chooses to end the hedging relationship.
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
Put option arrangements
The potential cash payments related to put options issued by the Group over the equity of subsidiary companies are accounted for as financial liabilities when such options may only be settled other than by exchange of a fixed amount of cash or another financial asset for a fixed number of shares in the subsidiary.
The amount that may become payable under the option on exercise is initially recognised at fair value within borrowings with a corresponding charge directly to equity. The charge to equity is recognised separately as written put options over minority interests, adjacent to minority interests in the net assets of consolidated subsidiaries. The Group recognises the cost of writing such put options, determined as the excess of the fair value of the option over any consideration received, as a financing cost.
Such options are subsequently measured at amortised cost, using the effective interest rate method, in order to accrete the liability up to the amount payable under the option at the date at which it first becomes exercisable. The charge arising is recorded as a financing cost. In the event that the option expires unexercised, the liability is derecognised with a corresponding adjustment to equity.
Provisions
Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at the directors’ best estimate of the expenditure required to settle the obligation at the balance sheet date and are discounted to present value where the effect is material.
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
Fair value is measured using a binomial pricing model, being a lattice-based option valuation model, which is calibrated using a Black-Scholes framework. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.
The Group uses historical data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behaviour are considered separately for valuation purposes. The expected life of options granted is derived from the output of the option valuation model and represents the period of time that options are expected to be outstanding. Expected volatilities are based on implied volatilities as determined by a simple average of no less than three international banks, excluding the highest and lowest numbers. The risk-free rates for periods within the contractual life of the option are based on the UK gilt yield curve in effect at the time of grant.
Some share awards have an attached market condition, based on TSR, which is taken into account when calculating the fair value of the share awards. The valuation for the TSR is based on Vodafone’s ranking within the same group of companies, where possible, over the past five years. The volatility of the ranking over a three year period is used to determine the probable weighted percentage number of shares that could be expected to vest and hence affect fair value.
The fair value of awards of non-vested shares is equal to the closing price of the Vodafone’s shares on the date of grant, adjusted for the present value of future dividend entitlements where appropriate.

Vodafone Group Plc Annual Report 2009  81

Notes to the consolidated financial statements continued
3. Segment analysis
The Group has a single group of related services and products, being the supply of communications services and products. Segment information is provided on the basis of geographic areas, being the basis on which the Group manages its worldwide interests. Revenue is attributed to a country or region based on the location of the Group company reporting the revenue. Inter-segment sales are charged at arm’s length prices.
During the year ended 31 March 2008, the Group early adopted IFRS 8 “Operating Segments”. During the year ended 31 March 2009, the Group changed its measure of segment profit from adjusted operating profit to adjusted EBITDA. In addition to excluding non-operating income of associates, impairment losses and other income and expense from operating profit, as in the case of adjusted operating profit, adjusted EBITDA further excludes the share of results of associates, depreciation, amortisation and gains/losses on the disposal of fixed assets. During the year, the Group changed its organisation structure. The tables below present segment information on the revised basis, with prior years amended to conform to the current year presentation.

	Segment	Common	Intra-region	Regional	Inter-region	Group	Adjusted
	revenue	Functions	revenue	revenue	revenue	revenue	EBITDA
	£m	£m	£m	£m	£m	£m	£m

31 March 2009
Germany	7,847		(52)	7,795	(16)	7,779	3,058
Italy	5,547		(36)	5,511	(6)	5,505	2,424
Spain	5,812		(93)	5,719	(4)	5,715	1,897
UK	5,392		(46)	5,346	(10)	5,336	1,219
Other Europe(1)	5,329		(66)	5,263	(5)	5,258	1,824

Europe	29,927		(293)	29,634	(41)	29,593	10,422

Vodacom(2)	1,778		—	1,778	—	1,778	606
Other Africa and Central Europe(3)	3,723		—	3,723	(48)	3,675	1,084

Africa and Central Europe	5,501		—	5,501	(48)	5,453	1,690

India	2,689		(1)	2,688	(19)	2,669	710
Other Asia Pacific and Middle East(4)	3,131		—	3,131	(31)	3,100	1,029

Asia Pacific and Middle East	5,820		(1)	5,819	(50)	5,769	1,739

Common Functions(5)	—	216	—	216	(14)	202	639

Group(6)	41,248	216	(294)	41,170	(153)	41,017	14,490

Verizon Wireless(6)	14,085						5,543

31 March 2008
Germany	6,866		(51)	6,815	(11)	6,804	2,667
Italy	4,435		(33)	4,402	(6)	4,396	2,158
Spain	5,063		(96)	4,967	(4)	4,963	1,806
UK	5,424		(46)	5,378	(10)	5,368	1,431
Other Europe(1)	4,583		(64)	4,519	(3)	4,516	1,628

Europe	26,371		(290)	26,081	(34)	26,047	9,690

Vodacom(2)	1,609		—	1,609	—	1,609	586
Other Africa and Central Europe(3)	3,337		—	3,337	(35)	3,302	1,083

Africa and Central Europe	4,946		—	4,946	(35)	4,911	1,669

India	1,822		—	1,822	(12)	1,810	598
Other Asia Pacific and Middle East(4)	2,577		—	2,577	(26)	2,551	878

Asia Pacific and Middle East	4,399		—	4,399	(38)	4,361	1,476

Common Functions(5)	—	170	—	170	(11)	159	343

Group(6)	35,716	170	(290)	35,596	(118)	35,478	13,178

Verizon Wireless (6)	10,144						3,930

31 March 2007
Germany	6,790		(56)	6,734	(9)	6,725	2,696
Italy	4,245		(44)	4,201	(5)	4,196	2,149
Spain	4,500		(106)	4,394	(3)	4,391	1,567
UK	5,124		(54)	5,070	(9)	5,061	1,459
Other Europe(1)	4,275		(82)	4,193	(4)	4,189	1,530

Europe	24,934		(342)	24,592	(30)	24,562	9,401

Vodacom(2)	1,478		—	1,478	—	1,478	532
Other Africa and Central Europe(3)	2,616		—	2,616	(31)	2,585	893

Africa and Central Europe	4,094		—	4,094	(31)	4,063	1,425

India	—		—	—	—	—	—
Other Asia Pacific and Middle East(4)	2,347		—	2,347	(20)	2,327	826

Asia Pacific and Middle East	2,347		—	2,347	(20)	2,327	826

Common Functions(5)	—	168	—	168	(16)	152	308

Group(6)	31,375	168	(342)	31,201	(97)	31,104	11,960

Verizon Wireless(6)	9,387						3,614

Notes:

(1)	Adjusted EBITDA is stated before £520 million (2008: £425 million; 2007: £517 million) representing the Group’s share of results in associated undertakings.

(2)	Adjusted EBITDA is stated before £(1) million (2008: £nil; 2007: £nil) representing the Group’s share of results in associated undertakings.

(3)	Adjusted EBITDA is stated before £27 million (2008: £nil; 2007: £nil) representing the Group’s share of results in associated undertakings.

(4)	Adjusted EBITDA is stated before £4 million (2008: £2 million; 2007: £nil) representing the Group’s share of results in associated undertakings.

(5)	Adjusted EBITDA is stated before £(1) million (2008: £2 million; 2007: £1 million) relating to the Group’s share of results in associated undertakings.

(6)	Values shown for Verizon Wireless are not included in the calculation of Group revenue or adjusted EBITDA as Verizon Wireless is an associated undertaking.
82   Vodafone Group Plc Annual Report 2009

Financials
A reconciliation of adjusted EBITDA to operating profit/(loss) is shown below. For a reconciliation of operating profit/(loss) to profit/(loss) before taxation, see the consolidated income statement on page 74.

	2009	2008	2007
	£m	£m	£m

Adjusted EBITDA	14,490	13,178	11,960
Depreciation and amortisation including loss on disposal of fixed assets	(6,824)	(5,979)	(5,154)
Share of results in associated undertakings	4,091	2,876	2,728
Impairment losses	(5,900)	—	(11,600)
Other items	—	(28)	502

Operating profit/(loss)	5,857	10,047	(1,564)

			Other
			expenditure	Depreciation
	Non-current	Capital	on intangible	and	Impairment
	assets(1)	expenditure(2)	assets	amortisation	loss
	£m	£m	£m	£m	£m

31 March 2009
Germany	21,617	750	16	1,318	—
Italy	18,666	521	—	687	—
Spain	13,324	632	—	567	3,400
UK	7,414	446	—	954	—
Other Europe	9,375	511	—	724	—

Europe	70,396	2,860	16	4,250	3,400

Vodacom	2,287	237	—	231	—
Other Africa and Central Europe	5,700	625	21	830	2,500

Africa and Central Europe	7,987	862	21	1,061	2,500

India	10,308	1,351	—	746	—
Other Asia Pacific and Middle East	4,687	524	1,101	475	—

Asia Pacific and Middle East	14,995	1,875	1,101	1,221	—

Common Functions	810	312	—	282	—

Group	94,188	5,909	1,138	6,814	5,900

31 March 2008
Germany	19,129	613	14	1,167	—
Italy	16,215	411	1	582	—
Spain	14,589	533	—	500	—
UK	7,930	465	—	973	—
Other Europe	8,303	469	11	616	—

Europe	66,166	2,491	26	3,838	—

Vodacom	1,676	204	2	219	—
Other Africa and Central Europe	7,075	702	5	694	—

Africa and Central Europe	8,751	906	7	913	—

India	8,835	1,030	—	562	—
Other Asia Pacific and Middle East	2,597	463	—	389	—

Asia Pacific and Middle East	11,432	1,493	—	951	—

Common Functions	717	185	8	207	—

Group	87,066	5,075	41	5,909	—

31 March 2007
Germany		614	—	1,207	6,700
Italy		421	26	556	4,900
Spain		547	—	449	—
UK		661	—	930	—
Other Europe		489	6	586	—

Europe		2,732	32	3,728	11,600

Vodacom		221	—	129	—
Other Africa and Central Europe		484	—	368	—

Africa and Central Europe		705	—	497	—

India		111	1	28	—
Other Asia Pacific and Middle East		444	275	290	—

Asia Pacific and Middle East		555	276	318	—

Common Functions		216	—	568	—

Group		4,208	308	5,111	11,600

Notes:

(1)	Includes goodwill, other intangible assets and property, plant and equipment.

(2)	Includes additions to property, plant and equipment and computer software, reported within intangible assets.
Vodafone Group Plc Annual Report 2009   83

Notes to the consolidated financial statements continued
4. Operating profit/(loss)
Operating profit/(loss) has been arrived at after charging/(crediting):

	2009	2008	2007
	£m	£m	£m

Net foreign exchange losses/(gains)	30	(27)	6
Depreciation of property, plant and equipment (note 11):
Owned assets	4,025	3,400	2,994
Leased assets	36	27	17
Amortisation of intangible assets (note 9)	2,753	2,482	2,100
Impairment of goodwill (note 10)	5,650	—	11,600
Impairment of licence and spectrum (note 10)	250	—	—
Research and development expenditure	280	234	222
Staff costs (note 36)	3,227	2,698	2,466
Operating lease rentals payable:
Plant and machinery	68	43	35
Other assets including fixed line rentals	1,331	1,117	984
Loss on disposal of property, plant and equipment	10	70	43
Own costs capitalised attributable to the construction or acquisition of property, plant and equipment	(273)	(245)	(244)

The total remuneration of the Group’s auditor, Deloitte LLP, and its affiliates for services provided to the Group is analysed below:

	2009	2008	2007
	£m	£m	£m

Audit fees:
Parent company	1	1	1
Subsidiary undertakings	5	5	4

	6	6	5
Fees for statutory and regulatory filings(1)	2	1	2

Audit and audit-related fees	8	7	7

Other fees:
Taxation	1	1	1
Other(2)	—	1	2

	1	2	3

Total fees	9	9	10

Notes:

(1)	Amounts for 2009, 2008 and 2007 include mainly audit fees in relation to Section 404 of the US Sarbanes-Oxley Act of 2002.

(2)	The amount for 2007 includes fees mainly relating to the preparatory work required in advance of the implementation of Section 404 of the US Sarbanes-Oxley Act of 2002 and general accounting advice.
In addition to the above, the Group’s joint ventures and associated undertakings paid fees totalling £3 million (2008: £2 million, 2007: £2 million) and £6 million (2008: £3 million, 2007: £4 million), respectively, to Deloitte LLP and its affiliates during the year. Deloitte LLP and its affiliates have also received amounts totalling less than £1 million in each of the last three years in respect of services provided to pension schemes and charitable foundations associated to the Group.
A description of the work performed by the Audit Committee in order to safeguard auditor independence when non-audit services are provided is set out in “Corporate governance” on page 55.
84    Vodafone Group Plc Annual Report 2009

Financials
5. Investment income and financing costs

	2009	2008	2007
	£m	£m	£m

Investment income:
Available-for-sale investments:
Dividends received	110	72	57
Other(1)	—	—	86
Loans and receivables at amortised cost(2)	339	451	452
Fair value through the income statement (held for trading):
Derivatives — foreign exchange contracts	71	125	160
Other(3)	275	66	—
Equity put rights and similar arrangements(4)	—	—	34

	795	714	789

Financing costs:
Items in hedge relationships:
Other loans	782	612	548
Interest rate swaps	(180)	61	(9)
Dividends on redeemable preference shares	53	42	45
Fair value hedging instrument	(1,458)	(635)	42
Fair value of hedged item	1,475	601	(47)
Other financial liabilities held at amortised cost:
Bank loans and overdrafts	452	347	126
Other loans(5)	440	390	276
Potential interest on settlement of tax issues(6)	(81)	399	406
Equity put rights and similar arrangements(4)	627	143	32
Finance leases	1	7	4
Fair value through the income statement (held for trading):
Derivatives — forward starting swaps and futures	308	47	71
Other(7)	—	—	118

	2,419	2,014	1,612

Net financing costs	1,624	1,300	823

Notes:

(1)	Amount for 2007 includes a gain resulting from refinancing of SoftBank related investments received as part of the consideration for the disposal of Vodafone Japan on 27 April 2006.

(2)	Amount for 2007 includes £77 million of foreign exchange gains arising from hedges of a net investment in a foreign operation.

(3)	Includes foreign exchange gains on certain intercompany balances and investments held following the disposal of Vodafone Japan to SoftBank.

(4)	Includes amounts in relation to the Group’s arrangements with its minority partners in India, its fixed line operations in Germany and, in respect of prior years, Telecom Egypt. Further information is provided in “Option agreements and similar arrangements” on page 44.

(5)	Amount for 2009 includes £94 million (2008: £72 million) of foreign exchange losses arising from hedges of a net investment in a foreign operation.

(6)	Amount for 2009 includes a reduction of the provision for potential interest on tax issues.

(7)	Amount for 2007 includes foreign exchange losses on certain intercompany balances and investments held following the disposal of Vodafone Japan to SoftBank.
Vodafone Group Plc Annual Report 2009   85

Notes to the consolidated financial statements continued
6. Taxation
Income tax expense

	2009	2008	2007
	£m	£m	£m

United Kingdom corporation tax (income)/expense:
Current year	(132)	—	—
Adjustments in respect of prior years	(318)	(53)	(30)

	(450)	(53)	(30)

Overseas current tax expense/(income):
Current year	2,111	2,539	2,928
Adjustments in respect of prior years	(934)	(293)	215

	1,177	2,246	3,143

Total current tax expense	727	2,193	3,113

Deferred tax on origination and reversal of temporary differences:
United Kingdom deferred tax	20	(125)	(49)
Overseas deferred tax	362	177	(641)

Total deferred tax expense/(income)	382	52	(690)

Total income tax expense from continuing operations	1,109	2,245	2,423

Tax charged/(credited) directly to equity

	2009	2008	2007
	£m	£m	£m

Current tax charge/(credit)	134	(5)	(2)
Deferred tax (credit)/charge	(64)	(65)	11

Total tax charged/(credited) directly to equity	70	(70)	9

Factors affecting tax expense for the year
The table below explains the differences between the expected tax expense on continuing operations, at the UK statutory tax rate of 28% for 2009 and 30% for 2008 and 2007, and the Group’s total tax expense for each year. Further discussion of the current year tax expense can be found in the section titled “Operating results” on page 26.

	2009	2008	2007
	£m	£m	£m

Profit/(loss) before tax on continuing operations as shown in the consolidated income statement	4,189	9,001	(2,383)

Expected income tax expense/(income) on profit from continuing operations at UK statutory tax rate	1,173	2,700	(715)
Effect of taxation of associated undertakings, reported within operating profit	118	134	119
Impairment losses with no tax effect	1,652	—	3,480

Expected income tax expense at UK statutory rate on profit from continuing operations, before impairment losses and taxation of associates	2,943	2,834	2,884
Effect of different statutory tax rates of overseas jurisdictions	382	320	346
Effect of current year changes in statutory tax rates	(31)	66	1
Deferred tax on overseas earnings	(26)	255	(373)
Assets revalued for tax purposes	(155)	(16)	(197)
Effect of previously unrecognised temporary differences including losses	(881)	(833)	(562)
Adjustments in respect of prior years(1)	(1,124)	(254)	145
Expenses not deductible for tax purposes and other items	423	321	577
Exclude taxation of associated undertakings	(422)	(448)	(398)

Income tax expense from continuing operations	1,109	2,245	2,423

Note:

(1)	See “Taxation” on page 26.
86   Vodafone Group Plc Annual Report 2009

Financials
Deferred tax

Analysis of movements in the net deferred tax balance during the year:

2009
£m

1 April 2008	(4,673)
Exchange movements	(1,008)
Charged to the income statement	(382)
Credited directly to equity	64
Reclassification from current tax	16
Merger and acquisition activity	(29)

31 March 2009	(6,012)

Deferred tax assets and liabilities in respect of continuing operations, before offset of balances within countries, are as follows:

	Amount				Net
	credited/				recognised
	(charged)	Gross	Gross	Less	deferred tax
	in income	deferred	deferred tax	amounts	asset/
	statement	tax asset	liability	unrecognised	(liability)
	£m	£m	£m	£m	£m

Accelerated tax depreciation	(330)	765	(2,488)	(52)	(1,775)
Tax losses	(366)	23,538	—	(23,386)	152
Deferred tax on overseas earnings	26	—	(4,052)	—	(4,052)
Other short term timing differences	288	3,927	(2,416)	(1,848)	(337)

31 March 2009	(382)	28,230	(8,956)	(25,286)	(6,012)

Analysed in the balance sheet, after offset of balances within countries, as:

£m

Deferred tax asset	630
Deferred tax liability	(6,642)

31 March 2009	(6,012)

	Amount				Net
	credited/				recognised
	(charged)	Gross	Gross	Less	deferred tax
	in income	deferred	deferred tax	amounts	asset/
	statement	tax asset	liability	unrecognised	(liability)
	£m	£m	£m	£m	£m

Accelerated tax depreciation	326	576	(1,635)	(25)	(1,084)
Tax losses	(6)	25,792	—	(25,433)	359
Deferred tax on overseas earnings	(255)	—	(3,535)	—	(3,535)
Other short term timing differences	(117)	3,807	(2,223)	(1,997)	(413)

31 March 2008	(52)	30,175	(7,393)	(27,455)	(4,673)

Analysed in the balance sheet, after offset of balances within countries, as:

£m

Deferred tax asset	436
Deferred tax liability	(5,109)

31 March 2008	(4,673)

Factors affecting the tax charge in future years
Factors that may affect the Group’s future tax charge include the impact of corporate restructuring, the resolution of open tax issues, future planning opportunities, corporate acquisitions and disposals, the use of brought forward tax losses and changes in tax legislation and tax rates.
Vodafone is routinely subject to audit by tax authorities in the territories in which it operates and the following items have reached litigation. The Group holds provisions in respect of the potential tax liability that may arise, however, the amount ultimately paid may differ materially from the amount accrued and could therefore affect the overall profitability and cash flows of the Group in future periods.
The Group’s subsidiary Vodafone 2 is responding to an enquiry by HMRC with regard to the UK tax treatment of one of its Luxembourg holding companies under the controlled foreign companies (‘CFC’) rules. Further details in relation to this enquiry are included in note 33 “Contingent liabilities”.
A Spanish subsidiary, Vodafone Holdings Europe SL (‘VHESL’), is in disagreement with the Spanish tax authorities regarding the tax treatment of interest expenses claimed by VHESL in the accounting periods ended 31 March 2003 and 31 March 2004. The matter is now being pursued through the Spanish court system.
Vodafone Group Plc Annual Report 2009   87

Notes to the consolidated financial statements continued
6. Taxation continued

At 31 March 2009, the gross amount and expiry dates of losses available for carry forward are as follows:

	Expiring	Expiring
	within	within
	5 years	6-10 years	Unlimited	Total
	£m	£m	£m	£m

Losses for which a deferred tax asset is recognised	2	—	343	345
Losses for which no deferred tax is recognised	908	366	81,845	83,119

	910	366	82,188	83,464

Included above are losses amounting to £1,940 million (2008: £1,969 million) in respect of UK subsidiaries which are only available for offset against future capital gains and since it is uncertain whether these losses will be utilised, no deferred tax asset has been recognised.
The losses above also include £77,780 million (2008: £82,204 million) that have arisen in overseas holding companies as a result of revaluations of those companies’ investments for local GAAP purposes. Since it is uncertain whether these losses will be utilised, no deferred tax asset has been recognised.
In addition to the losses described above, the Group has potential tax losses of £46,716 million (2008: £40,181 million) in respect of a write down in the value of investments in Germany. These losses have to date been denied by the German tax authorities. The outcome of the ongoing tax audit and the timing of the resolution are not yet known. The Group has not recognised the availability of the losses, nor the income statement benefit arising from them, due to this uncertainty. If upon resolution a benefit is recognised, it may impact both the amount of current income taxes provided since the date of initial deduction and the amount of the benefit from tax losses the Group will recognise. The recognition of these benefits could affect the overall profitability of the Group in future periods. The £6,535 million increase compared to the position at 31 March 2008 is due to foreign exchange.
The Group holds provisions in respect of deferred taxation that would arise if temporary differences on investments in subsidiaries, associates and interests in joint ventures were to be realised after the balance sheet date. No deferred tax liability has been recognised in respect of a further £63,551 million (2008: £49,000 million) of unremitted earnings of subsidiaries, associates and joint ventures because the Group is in a position to control the timing of the reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future. It is not practicable to estimate the amount of unrecognised deferred tax liabilities in respect of these unremitted earnings.
7. Equity dividends

	2009	2008	2007
	£m	£m	£m

Declared during the financial year:
Final dividend for the year ended 31 March 2008: 5.02 pence per share (2007: 4.41 pence per share, 2006: 3.87 pence per share)	2,667	2,331	2,328
Interim dividend for the year ended 31 March 2009: 2.57 pence per share (2008: 2.49 pence per share, 2007: 2.35 pence per share)	1,350	1,322	1,238

	4,017	3,653	3,566

Proposed after the balance sheet date and not recognised as a liability:
Final dividend for the year ended 31 March 2009: 5.20 pence per share (2008: 5.02 pence per share, 2007: 4.41 pence per share)	2,731	2,667	2,331

8. Earnings/(loss) per share

			Restated
	2009	2008	2007
	Millions	Millions	Millions

Weighted average number of shares for basic earnings/(loss) per share	52,737	53,019	55,144
Effect of dilutive potential shares: restricted shares and share options(1)	232	268	—

Weighted average number of shares for diluted earnings/(loss) per share	52,969	53,287	55,144

	£m	£m	£m

Earnings/(loss) for basic and diluted earnings per share:
Continuing operations	3,078	6,660	(4,932)
Discontinued operations(2)	—	—	(419)

Total	3,078	6,660	(5,351)

Notes:

(1)	In the year ended 31 March 2007, 215 million shares have been excluded from the calculation of diluted loss per share as they are not dilutive.

(2)	See note 30 for further information on discontinued operations, including the per share effect of discontinued operations.
88   Vodafone Group Plc Annual Report 2009

Financials
9. Intangible assets

		Licences and	Computer
	Goodwill	spectrum	software	Other	Total
	£m	£m	£m	£m	£m

Cost:
1 April 2007	75,068	17,256	4,305	865	97,494
Exchange movements	12,406	1,707	573	59	14,745
Arising on acquisition	4,316	3,045	8	256	7,625
Additions	—	33	993	8	1,034
Disposals	—	(1)	(79)	—	(80)
Other(1)	(28)	—	—	—	(28)

31 March 2008	91,762	22,040	5,800	1,188	120,790
Exchange movements	14,298	2,778	749	153	17,978
Arising on acquisition	613	199	69	130	1,011
Additions	—	1,138	1,144	—	2,282
Disposals	—	(1)	(403)	—	(404)
Transfer to investments in associated undertakings	(9)	(16)	—	—	(25)

31 March 2009	106,664	26,138	7,359	1,471	141,632

Accumulated impairment losses and amortisation:
1 April 2007	34,501	3,356	2,989	376	41,222
Exchange movements	5,925	433	436	28	6,822
Amortisation charge for the year	—	1,343	802	337	2,482
Disposals	—	—	(67)	—	(67)

31 March 2008	40,426	5,132	4,160	741	50,459
Exchange movements	6,630	659	569	126	7,984
Amortisation charge for the year	—	1,522	885	346	2,753
Impairment losses	5,650	250	—	—	5,900
Disposals	—	—	(391)	—	(391)
Transfers to investments in associated undertakings	—	(11)	—	—	(11)

31 March 2009	52,706	7,552	5,223	1,213	66,694

Net book value:
31 March 2008	51,336	16,908	1,640	447	70,331

31 March 2009	53,958	18,586	2,136	258	74,938

Note:

(1)	Represents a pre-tax charge against goodwill offsetting the tax benefit arising on recognition of a pre-acquisition deferred tax asset.
For licences and spectrum and other intangible assets, amortisation is included within the cost of sales line within the consolidated income statement. Licences and spectrum with a net book value of £2,765m (2008: £nil) have been pledged as security against borrowings.
The net book value at 31 March 2009 and expiry dates of the most significant licences are as follows:

		2009	2008
	Expiry date	£m	£m

Germany	December 2020	5,452	5,089
UK	December 2021	4,246	4,579
Qatar	June 2028	1,482	—
Italy	December 2021	1,240	1,150

Vodafone Group Plc Annual Report 2009   89

Notes to the consolidated financial statements continued
10. Impairment
Impairment losses
The impairment losses recognised in the consolidated income statement, as a separate line item within operating profit, in respect of goodwill and licences and spectrum fees are as follows:

		2009	2008	2007
Cash generating unit	Reportable segment	£m	£m	£m

Spain	Spain	3,400	—	—
Turkey	Other Africa and Central Europe	2,250	—	—
Ghana	Other Africa and Central Europe	250	—	—
Germany	Germany	—	—	6,700
Italy	Italy	—	—	4,900

		5,900	—	11,600

Year ended 31 March 2009
The impairment losses were based on value in use calculations. The pre-tax adjusted discount rate used in the most recent value in use in the year ended 31 March 2009 calculation are as follows:

Pre-tax adjusted
discount rate

Spain	10.3%
Turkey(1)	19.5%
Ghana	26.9%

Note:

(1)	The pre-tax adjusted discount rate used in the value in use calculation at 30 September 2008 was 18.6%.
Spain
During the year ended 31 March 2009, the goodwill in relation to the Group’s operations in Spain was impaired by £3,400 million following a fall in long term cash flow forecasts resulting from the economic downturn.
The pre-tax risk adjusted discount rate used in the previous value in use calculation at 31 January 2008 was 10.6%.
Turkey
During the year ended 31 March 2009, the goodwill and other intangible assets in relation to the Group’s operations in Turkey was impaired by £2,250 million. At 30 September 2008, the goodwill was impaired by £1,700 million following adverse movements in the discount rate and adverse performance against previous plans. During the second half of the 2009 financial year, impairment losses of £300 million in relation to goodwill and £250 million in relation to licences and spectrum resulted from adverse changes in both the discount rate and a fall in the long term GDP growth rate. The cash flow projections within the business plans used for impairment testing were substantially unchanged from those used at 30 September 2008.
The pre-tax risk adjusted discount rate used in the previous value in use calculation at 31 January 2008 was 16.2%.
Ghana
During the year ended 31 March 2009, the goodwill in relation to the Group’s operations in Ghana was impaired by £250 million following an increase in the discount rate. The cash flow projections within the business plan used for impairment testing was substantially unchanged from the acquisition business case.
Year ended 31 March 2007

Germany
During the year ended 31 March 2007, the goodwill in relation to the Group’s mobile operation in Germany was impaired by £6,700 million following an increase in long term interest rates and increased price competition in the German market along with continued regulatory pressures.
The impairment loss was based on a value in use calculation using a pre-tax risk adjusted discount rate at 31 March 2007 of 10.6% (31 January 2008: 10.2%; 31 January 2007: 10.5%; 30 September 2006: 10.4%; 31 January 2006: 10.1%).
Italy
During the year ended 31 March 2007, the goodwill in relation to the Group’s mobile joint venture in Italy was impaired by £4,900 million. During the second half of the 2007 financial year, £3,500 million of the impairment loss resulted from the estimated impact of legislation cancelling the fixed fees for the top up of prepaid cards and the related competitive response in the Italian market. At 30 September 2006, the goodwill was impaired by £1,400 million, following an increase in long term interest rates.
The impairment loss was based on a value in use calculation using a pre-tax risk adjusted discount rate at 31 March 2007 of 11.5% (31 January 2008: 11.5%; 31 January 2007: 11.2%; 30 September 2006: 10.9%; 31 January 2006: 10.1%).
Goodwill
The carrying value of goodwill at 31 March was as follows:

	2009	2008
	£m	£m

Germany	12,786	10,984
Italy	15,361	13,205
Spain	10,561	12,168

	38,708	36,357
Other	15,250	14,979

	53,958	51,336

90    Vodafone Group Plc Annual Report 2009

Financials
Key assumptions used in the value in use calculations
The key assumptions used in determining the value in use are:

Assumption	How determined

Budgeted adjusted EBITDA	Budgeted adjusted EBITDA has been based on past experience adjusted for the following:

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

Budgeted capital expenditure	The cash flow forecasts for capital expenditure are based on past experience and includes the ongoing capital expenditure required to roll out networks in emerging markets, to provide enhanced voice and data products and services and to meet the population coverage requirements of certain of the Group’s licences. Capital expenditure includes cash outflows for the purchase of property, plant and equipment and computer software.

Long term growth rate	For businesses where five years of management plan data is used for the Group’s value in use calculations, a long term growth rate into perpetuity has been determined as the lower of:

• the nominal GDP rates for the country of operation; and

• the long term compound annual growth rate in adjusted EBITDA in years six to ten estimated by management.

For businesses where the ten years of management plan data is used for the Group’s value in use calculations, a long term growth rate into perpetuity has been determined as the lower of:

• the nominal GDP rates for the country of operation; and

• the compound annual growth rate in adjusted EBITDA in years eight to ten of the management plan.

Pre-tax risk adjusted discount rate	The discount rate applied to the cash flows of each of the Group’s operations is based on the risk free rate for ten year bonds issued by the government in the respective market, where possible adjusted for a risk premium to reflect both the increased risk of investing in equities and the systematic risk of the specific Group operating company. In making this adjustment, inputs required are the equity market risk premium (that is the required increased return required over and above a risk free rate by an investor who is investing in the market as a whole) and the risk adjustment, beta, applied to reflect the risk of the specific Group operating company relative to the market as a whole.

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

Vodafone Group Plc Annual Report 2009   91

Notes to the consolidated financial statements continued
10. Impairment continued
Sensitivity to changes in assumptions
Other than as disclosed below, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of any cash generating unit to exceed its recoverable amount.
31 March 2009
The estimated recoverable amount of the Group’s operations in Spain, Turkey and Ghana equalled their respective carrying value and, consequently, any adverse change in key assumption would, in isolation, cause a further impairment loss to be recognised. The estimated recoverable amount of the Group’s operations in the UK, Ireland, Romania, Germany and Italy exceeded their carrying value by approximately £900 million, £60 million, £300 million, £9,250 million and £2,200 million respectively. The tables below show the key assumptions used in the value in use calculation and, for the UK, Ireland, Romania, Germany and Italy, the amount by which each key assumption must change in isolation in order for the estimated recoverable amount to be equal to its carrying value in both cases.

	Assumptions used in value in use calculation
	Spain	Turkey(1)	Ghana	UK	Ireland	Romania	Germany	Italy
	%	%	%	%	%	%	%	%

Pre-tax adjusted discount rate	10.3	19.5	26.9	8.6	10.2	14.8	8.5	11.8
Long term growth rate	1.1	7.5	7.3	1.0	—	1.1	1.1	—
Budgeted adjusted EBITDA(2)	(3.9)	22.3	37.2	(2.8)	(3.5)	(3.1)	n/a	2.2
Budgeted capital expenditure(3)	9.1 to 11.8	8.2 to 69.8	7.7 to 91.6	n/a	n/a	n/a	5.5 to 9.7	7.7 to 9.9

Notes:

(1)	The assumptions listed in the table were used in the value in use calculation at 31 March 2009. The pre-tax adjusted discount rate, long term growth rate, budgeted adjusted EBITDA and budgeted capital expenditure assumptions used in the value in use calculation at 30 September 2008 were 18.6%, 10.0%, 13.1% and 8.2% to 54.7%.

(2)	Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial ten years for Turkey and Ghana and the initial five years for all other cash generating units of the plans used for impairment testing.

(3)	Budgeted capital expenditure is expressed as the range of capital expenditure as a percentage of revenue in the initial ten years for Turkey and Ghana and the initial five years for all other cash generating units of the plans used for impairment testing.

	Change required for carrying value
	to equal the recoverable amount
	UK	Ireland	Romania	Germany	Italy
	pps	pps	pps	pps	pps

Pre-tax adjusted discount rate	0.9	0.2	2.2	3.3	1.4
Long term growth rate	(1.1)	(0.3)	(3.4)	(3.9)	(1.5)
Budgeted adjusted EBITDA(1)	(6.9)	(1.6)	(9.0)	n/a	(9.1)
Budgeted capital expenditure(2)	n/a	n/a	n/a	23.8	8.5

Notes:

(1)	Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial five years of the plans used for impairment testing.

(2)	Budgeted capital expenditure is expressed as the range of capital expenditure as a percentage of revenue in the initial five years of the plans used for impairment testing.
The changes in the following table to assumptions used in the impairment review would, in isolation, lead to an (increase)/decrease to the aggregate impairment loss recognised in the year ended 31 March 2009:

	Spain		Turkey		Ghana		All other
	Increase	Decrease	Increase	Decrease	Increase	Decrease	Increase	Decrease
	by 2%	by 2%	by 2%	by 2%	by 2%	by 2%	by 2%	by 2%
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Pre-tax adjusted discount rate	(2.1)	3.3	(0.4)	0.6	(0.04)	0.05	(2.1)	—
Long term growth rate	3.4	(1.9)	0.3	(0.2)	0.01	(0.01)	—	(1.5)
Budgeted adjusted EBITDA(1)	0.4	(0.3)	0.1	(0.1)	0.02	(0.01)	—	—
Budgeted capital expenditure(2)	(0.4)	0.4	(0.1)	0.1	(0.02)	0.02	—	—

Notes:

(1)	Represents the compound annual growth rate for the initial ten years for Turkey and Ghana and the initial five years for all other cash generating units of the plans used for impairment testing.

(2)	Represents capital expenditure as a percentage of revenue in the initial ten years for Turkey and Ghana and the initial five years for all other cash generating units of the plans used for impairment testing.
31 March 2008
The estimated recoverable amount of the Group’s operations in Germany and Italy exceeded their carrying value by approximately £2,700 million and £3,400 million respectively. The table below shows the key assumptions used in the value in use calculation and the amount by which each key assumption must change in isolation in order for the estimated recoverable amount to be equal to its carrying value in both cases.

	Assumptions used in		Change required for carrying value
	value in use calculation		to equal the recoverable amount
	Germany	Italy	Germany	Italy
	%	%	pps	pps

Pre-tax adjusted discount rate	10.2	11.5	1.6	2.7
Long term growth rate	1.2	0.1	(1.7)	(3.0)
Budgeted adjusted EBITDA(1)	(2.2)	1.4	(2.0)	(4.2)
Budgeted capital expenditure(2)	7.5 to 8.7	5.8 to 9.5	4.2	6.6

Notes:

(1)	Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial five years of the plans used for impairment testing.

(2)	Budgeted capital expenditure is expressed as the range of capital expenditure as a percentage of revenue in the initial five years of the plans used for impairment testing.
92   Vodafone Group Plc Annual Report 2009

Financials
11. Property, plant and equipment

		Equipment
	Land and	fixtures
	buildings	and fittings	Total
	£m	£m	£m

Cost:
1 April 2007	1,240	27,430	28,670
Exchange movements	201	3,898	4,099
Arising on acquisition	14	1,150	1,164
Additions	94	3,988	4,082
Disposals	(10)	(761)	(771)
Reclassifications	(109)	109	—

31 March 2008	1,430	35,814	37,244
Exchange movements	191	4,775	4,966
Arising on acquisition	15	223	238
Additions	100	4,665	4,765
Disposals	(101)	(1,450)	(1,551)
Transfer to investment in associated undertakings	—	(298)	(298)
Reclassifications	(214)	214	—

31 March 2009	1,421	43,943	45,364

Accumulated depreciation and impairment:
1 April 2007	442	14,784	15,226
Exchange movements	77	2,456	2,533
Charge for the year	79	3,348	3,427
Disposals	(10)	(667)	(677)
Reclassifications	(66)	66	—

31 March 2008	522	19,987	20,509
Exchange movements	79	2,811	2,890
Charge for the year	91	3,970	4,061
Disposals	(17)	(1,217)	(1,234)
Transfer to investment in associated undertakings	—	(112)	(112)
Reclassifications	(92)	92	—

31 March 2009	583	25,531	26,114

Net book value:
31 March 2008	908	15,827	16,735

31 March 2009	838	18,412	19,250

The net book value of land and buildings and equipment, fixtures and fittings includes £106 million and £82 million, respectively (2008: £110 million and £51 million) in relation to assets held under finance leases. Included in the net book value of land and buildings and equipment, fixtures and fittings are assets in the course of construction, which are not depreciated, with a cost of £44 million and £1,186 million, respectively (2008: £28 million and £1,013 million). Property, plant and equipment with a net book value of £148 million (2008: £1,503 million) has been pledged as security against borrowings.
Vodafone Group Plc Annual Report 2009  93

Notes to the consolidated financial statements continued
12. Principal subsidiary undertakings
At 31 March 2009, the Company had the following principal subsidiary undertakings carrying on businesses which affect the profits and assets of the Group. Unless otherwise stated, the Company’s principal subsidiary undertakings all have share capital consisting solely of ordinary shares and are indirectly held. The country of incorporation or registration of all subsidiary undertakings is also their principal place of operation.

		Country of
		incorporation	Percentage(1)
Name	Principal activity	or registration	shareholdings

Arcor AG & Co. KG(2)	Network operator	Germany	100.0
Vodafone Albania Sh.A.	Network operator	Albania	99.9
Vodafone Americas Inc.(3)	Holding company	USA	100.0
Vodafone Czech Republic a.s.	Network operator	Czech Republic	100.0
Vodafone D2 GmbH	Network operator	Germany	100.0
Vodafone Egypt Telecommunications S.A.E.	Network operator	Egypt	54.9
Vodafone España S.A.U.	Network operator	Spain	100.0
Vodafone Essar Limited(4)	Network operator	India	51.6
Vodafone Europe B.V.	Holding company	Netherlands	100.0
Ghana Telecommunications Company Limited	Network operator	Ghana	70.0
Vodafone Group Services Limited(5)	Global products and services provider	England	100.0
Vodafone Holding GmbH	Holding company	Germany	100.0
Vodafone Holdings Europe S.L.U.	Holding company	Spain	100.0
Vodafone Hungary Mobile Telecommunications Company Limited	Network operator	Hungary	100.0
Vodafone International Holdings B.V.	Holding company	Netherlands	100.0
Vodafone Investments Luxembourg S.a.r.l.	Holding company	Luxembourg	100.0
Vodafone Ireland Limited	Network operator	Ireland	100.0
Vodafone Libertel B.V.	Network operator	Netherlands	100.0
Vodafone Limited	Network operator	England	100.0
Vodafone Malta Limited	Network operator	Malta	100.0
Vodafone Marketing S.a.r.l.	Provider of partner network services	Luxembourg	100.0
Vodafone Australia Limited	Network operator	Australia	100.0
Vodafone New Zealand Limited	Network operator	New Zealand	100.0
Vodafone-Panafon Hellenic Telecommunications Company S.A.	Network operator	Greece	99.9
Vodafone Portugal-Comunicações Pessoais, S.A.(6)	Network operator	Portugal	100.0
Vodafone Qatar Q.S.C.(7)	Network operator	Qatar	38.3
Vodafone Romania S.A.	Network operator	Romania	100.0
Vodafone Telekomunikasyon A.S.	Network operator	Turkey	100.0

Notes:

(1)	Rounded to nearest tenth of one percent.

(2)	Arcor AG & Co. KG is a partnership and, accordingly, its share capital is comprised solely of partners’ capital rather than share capital.

(3)	Share capital consists of 395,834,251 ordinary shares and 1.65 million class D and E redeemable preference shares, of which 100% of the ordinary shares are held by the Group.

(4)	The Group owns 100% of CGP Investments (Holdings) Limited (‘CGP’), which owns a 51.58% indirect shareholding in Vodafone Essar Limited. As part of its acquisition of CGP, Vodafone acquired a less than 50% equity interest in Telecom Investments India Private Limited (‘TII’) and in Omega Telecom Holdings Private Limited (‘Omega’), which in turn have a 19.54% and 5.11% indirect shareholding in Vodafone Essar Limited. The Group was granted call options to acquire 100% of the shares in two companies which together indirectly own the remaining share of TII and an option to acquire 100% of the shares in a third company, which owns the remaining shares in Omega. The Group also granted a put option to each of the shareholders of these companies, which if exercised, would require Vodafone to purchase 100% of the equity in the respective company. If these options were exercised, which can only be done in accordance with Indian law prevailing at the time of exercise, the Group would own 66.98% of Vodafone Essar Limited.

(5)	The entire issued share capital of Vodafone Group Services Limited is held directly by Vodafone Group Plc.

(6)	38.6% of the issued share capital of Vodafone Portugal-Comunicações Pessoais, S.A. is held directly by Vodafone Group Plc.

(7)	At 31 March 2009, Vodafone and Qatar Foundation LLC — in which the Group has a 51.0% equity interest — owned 75% of the issued and outstanding share capital of Vodafone Qatar Q.S.C., representing 45% of the authorised share capital. On 10 May 2009, the previously unissued authorised share capital was allotted to Qatari citizens by means of a public offering, following which Vodafone and Qatar Foundation LLC owns 45% of Vodafone Qatar Q.S.C.’s issued and outstanding share capital. The Group has rights, both pre and post the public offering, through its shareholding in Vodafone and Qatar Foundation LLC that enable it to control the strategic and operating decisions of Vodafone Qatar Q.S.C.
94   Vodafone Group Plc Annual Report 2009

Financials
13. Investments in joint ventures
Principal joint ventures
At 31 March 2009, the Company had the following joint venture undertakings carrying on businesses which affect the profits and assets of the Group. Unless otherwise stated, the Company’s principal joint ventures all have share capital consisting solely of ordinary shares, which are indirectly held, and the country of incorporation or registration is also their principal place of operation.

		Country of
		incorporation	Percentage(1)
Name	Principal activity	or registration	shareholdings

Indus Towers Limited	Network infrastructure	India	21.7	(2)
Polkomtel S.A.	Network operator	Poland	24.4
Vodacom Group (Pty) Limited	Holding company	South Africa	50.0
Vodafone Fiji Limited	Network operator	Fiji	49.0	(3)
Vodafone Omnitel N.V.(4)	Network operator	Netherlands	76.9	(5)

Notes:

(1)	Rounded to nearest tenth of one percent.

(2)	Vodafone Essar, in which the Group has a 51.6% equity interest, owns 42.0% of Indus Towers Limited.

(3)	The Group holds substantive participating rights which provide it with a veto over the significant financial and operating policies of Vodafone Fiji Limited and which ensure it is able to exercise joint control over Vodafone Fiji Limited with the majority shareholder.

(4)	The principal place of operation of Vodafone Omnitel N.V. is Italy.

(5)	The Group considered the existence of substantive participating rights held by the minority shareholder provide that shareholder with a veto right over the significant financial and operating policies of Vodafone Omnitel N.V., and determined that, as a result of these rights, the Group does not have control over the financial and operating policies of Vodafone Omnitel N.V., despite the Group’s 76.9% ownership interest.
Effect of proportionate consolidation of joint ventures
The following table presents, on a condensed basis, the effect on the consolidated financial statements of including joint ventures using proportionate consolidation. The results of Safaricom Limited (‘Safaricom’) are included until 28 May 2008, at which time its consolidation status changed from joint venture to associated undertaking following completion of the share allocation for the public offering of 25% of Safaricom’s shares previously held by the Government of Kenya and termination of the shareholding agreement with the Government of Kenya. The results related to the additional 4.8% stake in Polkomtel acquired in the year are included from 18 December 2008.

	2009	2008	2007
	£m	£m	£m

Revenue	7,737	6,448	6,232
Cost of sales	(4,076)	(3,225)	(3,077)

Gross profit	3,661	3,223	3,155
Selling, distribution and administrative expenses	(1,447)	(1,155)	(1,121)
Impairment losses	—	—	(4,900)

Operating profit/(loss)	2,214	2,068	(2,866)
Net financing costs	(170)	(119)	46

Profit/(loss) before tax	2,044	1,949	(2,820)
Income tax expense	(564)	(829)	(614)

Profit/(loss) for the financial year	1,480	1,120	(3,434)

	2009	2008
	£m	£m

Non-current assets	22,688	19,102
Current assets	1,148	235

Total assets	23,836	19,337

Total shareholders’ funds	20,079	16,036
Minority interests	20	13

Total equity	20,099	16,049

Non-current liabilities	865	352
Current liabilities	2,872	2,936

Total liabilities	3,737	3,288

Total equity and liabilities	23,836	19,337

Vodafone Group Plc Annual Report 2009  95

Notes to the consolidated financial statements continued
14. Investments in associated undertakings
At 31 March 2009, the Company had the following principal associated undertakings carrying on businesses which affect the profits and assets of the Group. The Company’s principal associated undertakings all have share capital consisting solely of ordinary shares, unless otherwise stated, and are all indirectly held. The country of incorporation or registration of all associated undertakings is also their principal place of operation.

		Country of
		incorporation	Percentage(1)
Name	Principal activity	or registration	shareholdings

Cellco Partnership(2)	Network operator	USA	45.0
Société Française du Radiotéléphone S.A.	Network operator	France	44.0
Safaricom Limited(3)(4)(5)(6)	Network operator	Kenya	40.0

Notes:

(1)	Rounded to nearest tenth of one percent.

(2)	Cellco Partnership trades under the name Verizon Wireless.

(3)	The Group also holds two non-voting shares.

(4)	Following completion of the share allocation for the public offering of 25% of Safaricom’s shares previously held by the Government of Kenya on 28 May 2008 and termination of the shareholders’ agreement with the Government of Kenya the Group changed the consolidation status of Safaricom from a joint venture to an associated undertaking.

(5)	During the year ended 31 March 2009, under an agreement with Mobitelea Ventures Limited, the Group completed the purchase of a 5% indirect equity stake in Safaricom increasing the Group’s effective interest in Safaricom to 40%.

(6)	At 31 March 2009, the fair value of Safaricom Limited was KES 48 billion (£421 million) based on the closing quoted share price on the Nairobi stock exchange.
The Group’s share of the aggregated financial information of equity accounted associated undertakings is set out below. The amounts for the year ended 31 March 2007 include the share of results in Belgacom Mobile S.A. and Swisscom Mobile A.G. up to the date of their disposal on 3 November 2006 and 20 December 2006, respectively (see note 30). The amounts for the year ended 31 March 2009 include the share of results in Safaricom from 28 May 2008, at which time its consolidation status changed from being a joint venture to an associated undertaking.

	2009	2008	2007
	£m	£m	£m

Revenue	19,307	13,630	12,919
Share of result in associated undertakings	4,091	2,876	2,728
Share of discontinued operations in associated undertakings	57	—	—

	2009	2008
	£m	£m

Non-current assets	50,732	25,951
Current assets	4,641	2,546

Share of total assets	55,373	28,497

Non-current liabilities	8,668	1,830
Current liabilities	11,394	3,736
Minority interests	596	386

Share of total liabilities and minority interests	20,658	5,952

Share of equity shareholders’ funds in associated undertakings	34,715	22,545

15. Other investments
Other investments comprise the following, all of which are classified as available-for-sale, with the exception of other debt and bonds, which are classified as loans and receivables, and cash held in restricted deposits.

	2009	2008
	£m	£m

Listed securities:
Equity securities	3,931	4,813
Unlisted securities:
Equity securities	833	949
Public debt and bonds	20	24
Other debt and bonds	2,094	1,352
Cash held in restricted deposits	182	229

	7,060	7,367

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
96  Vodafone Group Plc Annual Report 2009

Financials
16. Inventory

	2009	2008
	£m	£m

Goods held for resale	412	417

Inventory is reported net of allowances for obsolescence, an analysis of which is as follows:

	2009	2008	2007
	£m	£m	£m

1 April	118	100	97
Exchange movements	13	11	(2)
Amounts (credited)/charged to the income statement	(20)	7	5

31 March	111	118	100

Cost of sales includes amounts related to inventory amounting to £4,853 million (2008: £4,320 million; 2007: £3,797 million).
17. Trade and other receivables

	2009	2008
	£m	£m

Included within non-current assets:
Trade receivables	56	49
Other receivables	423	66
Prepayments and accrued income	132	121
Derivative financial instruments	2,458	831

	3,069	1,067

Included within current assets:
Trade receivables	3,751	3,549
Amounts owed by associated undertakings	50	21
Other receivables	744	494
Prepayments and accrued income	2,868	2,426
Derivative financial instruments	249	61

	7,662	6,551

The Group’s trade receivables are stated after allowances for bad and doubtful debts based on management’s assessment of creditworthiness, an analysis of which is as follows:

	2009	2008	2007
	£m	£m	£m

1 April	664	473	431
Exchange movements	101	73	(16)
Amounts charged to administrative expenses	423	293	201
Trade receivables written off	(314)	(175)	(143)

31 March	874	664	473

The carrying amounts of trade and other receivables approximate their fair value. Trade and other receivables are predominantly non-interest bearing.

	2009	2008
	£m	£m

Included within “Derivative financial instruments”:
Fair value through the income statement (held for trading):
Interest rate swaps	16	70
Foreign exchange swaps	104	42

	120	112

Fair value hedges:
Interest rate swaps	2,587	780

	2,707	892

The fair values of these financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest and foreign currency rates prevailing at 31 March.
Vodafone Group Plc Annual Report 2009  97

Notes to the consolidated financial statements continued
18. Cash and cash equivalents

	2009	2008
	£m	£m

Cash at bank and in hand	811	451
Money market funds	3,419	477
Repurchase agreements	648	478
Commercial paper	—	293

Cash and cash equivalents as presented in the balance sheet	4,878	1,699
Bank overdrafts	(32)	(47)

Cash and cash equivalents as presented in the cash flow statement	4,846	1,652

Bank balances and money market funds comprise cash held by the Group on a short term basis with original maturity of three months or less. The carrying amount of these assets approximates their fair value.
19. Called up share capital

	2009		2008
	Number	£m	Number	£m

Authorised:
Ordinary shares of 11 3/7 US cents each	68,250,000,000	4,875	68,250,000,000	4,875
B shares of 15 pence each	38,563,935,574	5,784	38,563,935,574	5,784
Deferred shares of 15 pence each	28,036,064,426	4,206	28,036,064,426	4,206

Ordinary shares allotted, issued and fully paid(1):
1 April	58,255,055,725	4,182	58,085,695,298	4,172
Allotted during the year	51,227,991	3	169,360,427	10
Cancelled during the year	(500,000,000)	(32)	—	—

31 March	57,806,283,716	4,153	58,255,055,725	4,182

B shares allotted, issued and fully paid(2):
1 April	87,429,138	13	132,001,365	20
Redeemed during the year	(87,429,138)	(13)	(44,572,227)	(7)

31 March	—	—	87,429,138	13

Notes:

(1)	At 31 March 2009, the Group held 5,322,411,101 (2008: 5,132,496,335) treasury shares with a nominal value of £382 million (2008: £368 million). The market value of shares held was £6,533 million (2008: £7,745 million). During the year, 41,146,589 (2008: 101,466,161) treasury shares were reissued under Group share option schemes.

(2)	On 31 July 2006, the Company undertook a return of capital to shareholders via a B share scheme and associated share consolidation. A total of 66,271,035,240 B shares were issued on that day, and 66,271,035,240 existing ordinary shares of 10 US cents each were consolidated into 57,987,155,835 new ordinary shares of 11 3/7 cents each. B shareholders were given the alternatives of initial redemption or future redemption at 15 pence per share or the payment of an initial dividend of 15 pence per share. The initial redemption took place on 4 August 2006 with future redemption dates on 5 February and 5 August each year until 5 August 2008 when the Company redeemed all B shares still in issue at their nominal value of 15 pence. B shareholders that chose future redemption were entitled to receive a continuing non-cumulative dividend of 75 per cent of sterling LIBOR payable semi-annually in arrear until they were redeemed. The continuing B share dividend is shown within financing costs in the income statement.

By 31 March 2009, total capital of £9,026 million had been returned to shareholders, £5,735 million by way of capital redemption and £3,291 million by way of initial dividend (note 21). During the period, a transfer of £15 million (2008: £7 million) in respect of the B shares has been made from retained losses (note 23) to the capital redemption reserve (note 21). The redemptions and initial dividend are shown within cash flows from financing activities in the cash flow statement.
Allotted during the year

		Nominal	Net
		value	proceeds
	Number	£m	£m

UK share awards and option scheme awards	49,130,811	3	72
US share awards and option scheme awards	2,097,180	—	5

Total for share awards and option scheme awards	51,227,991	3	77

98  Vodafone Group Plc Annual Report 2009

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
Share options
Vodafone Group sharesave plan
The Vodafone Group 2008 sharesave plan and its predecessor the Vodafone Group 1998 Sharesave Scheme enables UK staff to acquire shares in the Company through monthly savings of up to £250 over a three or five year period, at the end of which they also receive a tax free bonus. The savings and bonus may then be used to purchase shares at the option price, which is set at the beginning of the invitation period and usually at a discount of 20% to the then prevailing market price of the Company’s shares.
Vodafone Group executive plans
The Vodafone global incentive plan is a discretionary plan under which share options are granted to directors and certain employees. Some of the share options are subject to performance conditions. Options are normally exercisable between three and ten years from the date of grant. No share options have been granted to the directors or employees under the Vodafone global incentive plan in the year to 31 March 2009.
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
Other share option plans
Share option plans are operated by certain of the Group’s subsidiary undertakings although awards are no longer made under these schemes.
Share plans
Vodafone share incentive plan
The share incentive plan enables UK staff to acquire shares in the Company through monthly purchases of up to £125 per month or 5% of salary, whichever is lower. For each share purchased by the employee, the Company provides a free matching share.
Vodafone Group global allshare plan
A significant number of employees received a conditional award of 290 shares (2008: 320) in the Company on 1 July 2008, under the Vodafone Group global allshare plan. The awards vest after two years and are not subject to performance conditions but are subject to continued employment.
Vodafone Group executive plans
Under the Vodafone global incentive plan and its predecessor, the Vodafone Group Plc 1999 Long Term Stock Incentive Plan, awards of performance shares are granted to directors and certain employees. The release of these shares is conditional upon achievement of performance targets measured over a three year period.
Under the Vodafone Group deferred share bonus plan, directors and certain employees were able to defer their 2006 and 2007 annual bonuses into shares. Subject to continued employment and retention of the deferred shares for two years, additional shares are released at the end of this two year period if a performance condition has been satisfied.
Movements in ordinary share options and ADS options outstanding

	ADS			Ordinary
	2009	2008	2007	2009	2008	2007
	Millions	Millions	Millions	Millions	Millions	Millions

1 April	1	3	8	373	584	787
Granted during the year	—	—	—	7	46	65
Forfeited during the year	—	—	—	(11)	(30)	(31)
Exercised during the year	—	(1)	(3)	(16)	(204)	(179)
Expired during the year	—	(1)	(2)	(19)	(23)	(58)

31 March	1	1	3	334	373	584

Weighted average exercise price:
1 April	$18.15	$21.46	$26.53	£1.42	£1.35	£1.32
Granted during the year	—	—	—	£1.21	£1.63	£1.12
Forfeited during the year	—	—	—	£1.47	£1.67	£1.26
Exercised during the year	—	$19.52	$18.50	£1.09	£1.20	£1.05
Expired during the year	—	$28.50	$41.86	£1.55	£1.72	£1.68

31 March	$15.37	$18.15	$21.46	£1.41	£1.42	£1.35

Vodafone Group Plc Annual Report 2009  99

Notes to the consolidated financial statements continued
20. Share-based payments continued
Summary of options outstanding and exercisable at 31 March 2009

	Outstanding			Exercisable
			Weighted			Weighted
			average			average
		Weighted	remaining		Weighted	remaining
	Outstanding	average	contractual	Exercisable	average	contractual
	shares	exercise	life	shares	exercise	life
	Millions	price	Months	Millions	price	Months

Vodafone Group savings related and sharesave plan:
£0.01 – £1.00	9	£0.92	17	—	—	—
£1.01 – £2.00	13	£1.24	37	—	—	—

	22	£1.11	29	—	—	—

Vodafone Group executive plans:
£1.01 – £2.00	9	£1.58	28	9	£1.58	28
£2.01 – £3.00	20	£2.76	13	20	£2.76	13

	29	£2.39	18	29	£2.39	18

Vodafone Group 1999 long term stock incentive plan:
£0.01 – £1.00	62	£0.90	39	62	£0.90	39
£1.01 – £2.00	219	£1.46	58	148	£1.48	41

	281	£1.34	54	210	£1.31	40

Other share option plans:
£1.01 – £2.00	1	£1.14	35	1	£1.14	35
Greater than £3.01	1	£2.47	31	1	£2.47	31

	2	£1.77	33	2	£1.77	33

Vodafone Group 1999 long term stock incentive plan:
$10.01 – $30.00	1	$15.37	43	1	$15.05	42

Fair value of options granted

	ADS options		Ordinary share options
			Board of directors and
	Other(1)		Executive Committee(1)		Other
	2008	2007	2008	2007	2009	2008	2007

Expected life of option (years)	4-5	5-6	4-5	5-6	3-5	4-5	5-7
Expected share price volatility	25.5-33.5%	27.3-28.3%	25.7-27.7%	24.0-27.7%	30.9-31.0%	25.5-33.5%	25.5-28.3%
Dividend yield	3.8-4.2%	5.1-5.5%	4.0-4.4%	4.8-5.5%	5.04%	3.8-4.2%	5.1-6.1%
Risk free rates	4.4-5.7%	4.8%	5.5%	4.7-4.9%	4.9%	4.4-5.7%	4.6-4.9%
Exercise price(2)	£1.67-1.76	£1.15	£1.68	£1.15-1.36	£1.21	£1.67-1.76	£1.14-1.16

Notes:

(1)	There were no options granted in the year ended 31 March 2009.

(2)	In the years ended 31 March 2008 and 31 March 2007, there was more than one option grant.
The fair value of options granted is estimated at the date of grant using a lattice-based option valuation model, which incorporates ranges of assumptions for inputs as disclosed above. Certain options granted to the Board of directors and Executive Committee have a market based performance condition attached and as a result the assumptions are disclosed separately.
Share awards
Movements in non-vested shares during the year ended 31 March 2009 are as follows:

	Global allshare plan		Other		Total
		Weighted		Weighted		Weighted
		average fair		average fair		average fair
		value at		value at		value at
	Millions	grant date	Millions	grant date	Millions	grant date

1 April 2008	34	£1.30	213	£1.16	247	£1.18
Granted	17	£1.32	155	£1.05	172	£1.08
Vested	(16)	£1.04	(58)	£1.15	(74)	£1.13
Forfeited	(3)	£1.38	(22)	£1.07	(25)	£1.10

31 March 2009	32	£1.43	288	£1.11	320	£1.15

Other information
The weighted average grant date fair value of options granted during the 2009 financial year was £0.39 (2008: £0.34, 2007: £0.22).
The total fair value of shares vested during the year ended 31 March 2009 was £84 million (2008: £75 million, 2007: £41 million).
The compensation cost included in the consolidated income statement in respect of share options and share plans for continuing operations was £128 million (2008: £107 million, 2007: £93 million), which is comprised entirely of equity-settled transactions.
The average share price for the year ended 31 March 2009 was 136 pence.
100  Vodafone Group Plc Annual Report 2009

Financials
21. Transactions with equity shareholders

	Share		Additional	Capital
	premium	Own shares	paid-in	redemption
	account	held	capital	reserve
	£m	£m	£m	£m

1 April 2006	52,444	(8,198)	100,152	128
Issue of new shares	154	—	(44)	—
Own shares released on vesting of share awards	—	151	—	—
Share consolidation	(9,026)	—	—	—
B share capital redemption	—	—	—	5,713
B share preference dividend	—	—	—	3,291
Share-based payment charge, inclusive of tax charge of £16 million	—	—	77	—

31 March 2007	43,572	(8,047)	100,185	9,132
Issue of new shares	263	—	(134)	—
Own shares released on vesting of share awards	14	191	(14)
B share capital redemption	—	—	—	7
Transfer of B share nominal value in respect of own shares deferred and cancelled	(915)	—	—	915
Share-based payment charge, inclusive of tax credit of £7 million	—	—	114	—

31 March 2008	42,934	(7,856)	100,151	10,054
Issue of new shares	74	—	(70)	—
Own shares released on vesting of share awards	—	59	—	—
Purchase of own shares	—	(1,000)	—	—
Cancellation of own shares held	—	755	—	32
Other receipts from reissue of own shares	—	6	—	—
BEE(1) initial share-based payment charge	—	—	39	—
B share capital redemption	—	—	—	15
Share-based payment charge, inclusive of tax charge of £9 million	—	—	119	—

31 March 2009	43,008	(8,036)	100,239	10,101

Note:

(1)	BEE refers to the broad based black economic empowerment transaction undertaken by Vodacom in South Africa.
22. Movements in accumulated other recognised income and expense

			Available-
			for-sale	Asset
	Translation	Pensions	investments	revaluation
	reserve	reserve	reserve	surplus	Other	Total
	£m	£m	£m	£m	£m	£m

1 April 2006 (restated)	3,118	(109)	1,044	112	—	4,165
(Losses)/gains arising in the year	(3,802)	65	2,108	—	—	(1,629)
Transfer to the income statement on disposal (restated)	763	—	—	—	—	763
Tax effect	22	(15)	—	—	—	7

31 March 2007	101	(59)	3,152	112	—	3,306
Gains/(losses) arising in the year	5,827	(47)	1,949	—	37	7,766
Transfer to the income statement on disposal	(7)	—	(570)	—	—	(577)
Tax effect	53	10	—	—	—	63

31 March 2008	5,974	(96)	4,531	112	37	10,558
Gains/(losses) arising in the year	12,614	(220)	(2,383)	68	(56)	10,023
Transfer to the income statement on disposal	(3)	—	—	—	—	(3)
Tax effect	(134)	57	—	—	16	(61)

31 March 2009	18,451	(259)	2,148	180	(3)	20,517

23. Movements in retained losses

	Restated
	2009	2008	2007
	£m	£m	£m

1 April	(81,980)	(85,253)	(67,431)
Profit/(loss) for the financial year	3,078	6,660	(5,351)
Equity dividends (note 7)	(4,017)	(3,653)	(3,566)
Loss on issue of treasury shares	(44)	(60)	(43)
B share capital redemption	(15)	(7)	(5,713)
B share preference dividend	—	—	(3,291)
Cancellation of shares	(755)	—	—
Equity put rights and similar obligations(1)	—	333	142
Transactions with minority shareholders	(87)	—	—

31 March	(83,820)	(81,980)	(85,253)

Note:

(1)	In the year ended 31 March 2008, a charge of £333 million, representing the fair value of put options granted by the Group over the Essar group’s interest in Vodafone Essar, has been recognised as an expense. The offsetting credit was recognised in retained losses, as no equivalent liability arose in respect of the fair value of the put options granted.
Vodafone Group Plc Annual Report 2009  101

Notes to the consolidated financial statements continued

24. Capital and financial risk management
Capital management
The following table summarises the capital of the Group:

	2009	2008
	£m	£m

Cash and cash equivalents	(4,878)	(1,699)
Derivative financial instruments	(2,272)	(348)
Borrowings	41,373	27,194

Net debt	34,223	25,147
Equity	84,777	76,471

Capital	119,000	101,618

The Group’s policy is to borrow centrally, using a mixture of long term and short term capital market issues and borrowing facilities, to meet anticipated funding requirements. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries. The Board has approved three internal debt protection ratios, being: net interest to operating cash flow (plus dividends from associated undertakings); retained cash flow (operating cash flow plus dividends from associated undertakings less interest, tax, dividends to minorities and equity dividends) to net debt; and operating cash flow (plus dividends from associated undertakings) to net debt. These internal ratios establish levels of debt that the Group should not exceed other than for relatively short periods of time and are shared with the Group’s debt rating agencies, being Moody’s, Fitch Ratings and Standard & Poor’s. The Group complied with these ratios throughout the financial year.
Financial risk management
The Group’s treasury function provides a centralised service to the Group for funding, foreign exchange, interest rate management and counterparty risk management.
Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed annually by the Board, most recently on 23 September 2008. A treasury risk committee, comprising of the Group’s Chief Financial Officer, Group General Counsel and Company Secretary, Corporate Finance Director and Director of Financial Reporting, meets at least annually to review treasury activities and its members receive management information relating to treasury activities on a quarterly basis. The Group accounting function, which does not report to the Group Corporate Finance Director, provides regular update reports of treasury activity to the Board. The Group’s internal auditors review the internal control environment regularly.
The Group uses a number of derivative instruments that are transacted, for currency and interest rate risk management purposes only, by specialist treasury personnel. In light of the current financial crisis within the banking sector, the Group has reviewed the types of financial risk it faces and continues to monitor these on an ongoing basis. The Group considers that credit risk has increased in the banking sector and has mitigated this risk by the introduction of collateral support agreements for certain counterparties.
Credit risk
The Group considers its exposure to credit risk at 31 March to be as follows:

	2009	2008
	£m	£m

Bank deposits	811	451
Repurchase agreements	648	478
Money market fund investments	3,419	477
Commercial paper investments	—	293
Derivative financial instruments	2,707	892
Other investments — debt and bonds	2,114	1,376
Trade receivables	3,807	3,598

	13,506	7,565

Money market investments are in accordance with established internal treasury policies which dictate that an investment’s long term credit rating is no lower than single A. Additionally, the Group invests in AAA unsecured money market mutual funds where the investment is limited to 10% of each fund.
The Group has investments in repurchase agreements which are fully collateralised investments. The collateral is sovereign and supranational debt of major EU countries denominated in euros and US dollars and can be readily converted to cash. In the event of any default, ownership of the collateral would revert to the Group. Detailed below is the value of the collateral held by the Group at 31 March 2009:

	2009	2008
	£m	£m

Sovereign	544	418
Supranational	104	60

	648	478

In respect of financial instruments used by the Group’s treasury function, the aggregate credit risk the Group may have with one counterparty is limited by firstly, reference to the long term credit ratings assigned for that counterparty by Moody’s, Fitch Ratings and Standard & Poor’s and secondly, as a consequence of collateral support agreements introduced from the fourth quarter of 2008. Under collateral support agreements, the Group’s exposure to a counterparty with whom a collateral support agreement is in place is reduced to the extent that the counterparty must post cash collateral when there is value due to the Group under outstanding derivative contracts that exceeds a contractually agreed threshold amount. When value is due to the counterparty, the Group is required to post collateral on identical terms. Such cash collateral is adjusted daily as necessary.
In the event of any default, ownership of the cash collateral would revert to the respective holder at that point. Detailed below is the value of the cash collateral, which is reported within short term borrowings, held by the Group at 31 March 2009:

	2009	2008
	£m	£m

Cash collateral	691	—

The majority of the Group’s trade receivables are due for maturity within 90 days and largely comprise amounts receivable from consumers and business customers. At 31 March 2009, £1,987 million (2008: £1,546 million) of trade receivables were not yet due for payment. Total trade receivables consisted of £2,798 million (2008: £2,881 million) relating to the Europe region, £561 million (2008: £396 million) relating to the Africa and Central Europe region and £448 million (2008: £321 million) relating to the Asia Pacific and Middle East region. Accounts are monitored by management and provisions for bad and doubtful debts raised where it is deemed appropriate.
The following table presents ageing of receivables that are past due and are presented net of provisions for doubtful receivables that have been established.

	2009	2008
	£m	£m

30 days or less	1,430	1,714
Between 31 – 60 days	131	117
Between 61 – 180 days	121	115
Greater than 180 days	138	106

	1,820	2,052

Concentrations of credit risk with respect to trade receivables are limited given that the Group’s customer base is large and unrelated. Due to this, management believes there is no further credit risk provision required in excess of the normal provision for bad and doubtful receivables. Amounts charged to administrative expenses during the year ended 31 March 2009 were £423 million (2008: £293 million, 2007: £201 million) (see note 17).
The Group has other investments in preferred equity and a subordinated loan received as part of the disposal of Vodafone Japan to SoftBank in the 2007 financial year. The carrying value of those investments at 31 March 2009 was £2,073 million (2008: £1,346 million).

102  Vodafone Group Plc Annual Report 2009

Financials

Liquidity risk
At 31 March 2009, the Group had US$9.1 billion committed undrawn bank facilities and US$15 billion and £5 billion commercial paper programmes, supported by the US$9.1 billion committed bank facilities, available to manage its liquidity. The Group uses commercial paper and bank facilities to manage short term liquidity and manages long term liquidity by raising funds on capital markets.
During the year, US$4.1 billion of the committed facility was extended from a maturity of 24 June 2009 to 28 July 2011. The remaining US$5 billion has a maturity of 22 June 2012. Both facilities have remained undrawn throughout the financial year and since year end and provide liquidity support.
The Group manages liquidity risk on long term borrowings by maintaining a varied maturity profile with a cap on the level of debt maturing in any one calendar year, therefore minimising refinancing risk. Long term borrowings mature between one and 28 years.
Liquidity is reviewed daily on at least a 12 month rolling basis and stress tested on the assumption that all commercial paper outstanding matures and is not reissued. The Group maintains substantial cash and cash equivalents, which at 31 March 2009 amounted to £4,878 million (2008: £1,699 million).
Market risk
Interest rate management
Under the Group’s interest rate management policy, interest rates on monetary assets and liabilities denominated in euros, US dollars and sterling are maintained on a floating rate basis, unless the forecast interest charge for the next 12 months is material in relation to forecast results, in which case rates are fixed. Where assets and liabilities are denominated in other currencies, interest rates may also be fixed. In addition, fixing is undertaken for longer periods when interest rates are statistically low.
At 31 March 2009, 43% (2008: 77%) of the Group’s gross borrowings were fixed for a period of at least one year. For each one hundred basis point fall or rise in market interest rates for all currencies in which the Group had borrowings at 31 March 2009 there would be a reduction or increase in profit before tax by approximately £175 million (2008: increase or reduce by £3 million), including mark-to-market revaluations of interest rate and other derivatives and the potential interest on outstanding tax issues. There would be no material impact on equity.
Foreign exchange management
As Vodafone’s primary listing is on the London Stock Exchange, its share price is quoted in sterling. Since the sterling share price represents the value of its future multi-currency cash flows, principally in euro, US dollars and sterling, the Group maintains the currency of debt and interest charges in proportion to its expected future principal multi-currency cash flows and has a policy to hedge external foreign exchange risks on transactions denominated in other currencies above certain de minimis levels. As the Group’s future cash flows are increasingly likely to be derived from emerging markets, it is likely that more debt in emerging market currencies will be drawn.
As such, at 31 March 2009, 117% of net debt was denominated in currencies other than sterling (57% euro, 46% US dollar and 14% other), while 17% of net debt had been purchased forward in sterling in anticipation of sterling denominated shareholder returns via dividends. This allows euro, US dollar and other debt to be serviced in proportion to expected future cash flows and, therefore, provides a partial hedge against income statement translation exposure, as interest costs will be denominated in foreign currencies. Yen debt is used as a hedge against the value of yen assets as the Group has minimal yen cash flows. A relative weakening in the value of sterling against certain currencies in which the Group maintains cash and cash equivalents has resulted in an increase in cash and cash equivalents of £371 million from currency translation differences in the year ended 31 March 2009 (2008: £129 million).
Under the Group’s foreign exchange management policy, foreign exchange transaction exposure in Group companies is generally maintained at the lower of €5 million per currency per month or €15 million per currency over a six month period. The Group is exposed to profit and loss account volatility on the retranslation of certain investments received upon the disposal of Vodafone Japan to SoftBank which are yen denominated financial instruments but are owned by legal entities with either a sterling or euro functional currency. In addition, a US dollar denominated financial liability arising from the put rights granted over the Essar Group’s interests in Vodafone Essar in the 2008 financial year and discussed on page 44, were granted by a legal entity with a euro functional currency. A 23%, 10% or 15% (2008: 10%, 2% or 1%) change in the ¥/£, ¥/€ or US$/€ exchange rates would have a £164 million, £136 million or £496 million (2008: £47 million, £17 million and £23 million) impact on profit or loss in relation to these financial instruments.
The Group recognises foreign exchange movements in equity for the translation of net investment hedging instruments and balances treated as investments in foreign operations. However, there is no net impact on equity for exchange rate movements as there would be an offset in the currency translation of the foreign operation.
The following table details the Group’s sensitivity of the Group’s operating profit to a strengthening of the Group’s major currencies in which it transacts. The percentage movement applied to each currency is based on the average movements in the previous three annual reporting periods. Amounts are calculated by retranslating the operating profit of each entity whose functional currency is either euro or US dollar.

2009
£m

Euro 12% change — Operating profit	347
US dollar 17% change — Operating profit	632

At 31 March 2008, sensitivity of the Group’s operating profit was analysed for euro 6% change and US$7% change, representing £357 million and £177 million respectively.
Equity risk
The Group has equity investments, primarily in China Mobile Limited and Bharti Infotel Private Limited, which are subject to equity risk. See note 15 for further details on the carrying value of these investments.

Vodafone Group Plc Annual Report 2009  103

Notes to the consolidated financial statements continued
25. Borrowings
Carrying value and fair value information

	2009			2008
	Short term	Long term		Short term	Long term
	borrowings	borrowings	Total	borrowings	borrowings	Total
	£m	£m	£m	£m	£m	£m

Financial liabilities measured at amortised cost:
Bank loans	893	5,159	6,052	806	2,669	3,475
Bank overdrafts	32	—	32	47	—	47
Redeemable preference shares	—	1,453	1,453	—	985	985
Commercial paper	2,659	—	2,659	1,443	—	1,443
Bonds	515	8,064	8,579	1,125	4,439	5,564
Other liabilities(1)	1,015	4,122	5,137	306	3,005	3,311
Bonds in fair value hedge relationships	4,510	12,951	17,461	805	11,564	12,369

	9,624	31,749	41,373	4,532	22,662	27,194

Note:

(1)	At 31 March 2009, amount includes £691 million (2008: £nil) in relation to collateral support agreements.
The fair value and carrying value of the Group’s short term borrowings is as follows:

	Sterling equivalent
	nominal value		Fair value		Carrying value
	2009	2008	2009	2008	2009	2008
	£m	£m	£m	£m	£m	£m

Financial liabilities measured at amortised cost	5,131	3,731	5,108	3,715	5,114	3,727
Bonds in fair value hedge relationships:	4,320	802	4,397	800	4,510	805
4.25% euro 1,859 million bonds due May 2009	1,720	—	1,722	—	1,780	—
4.75% euro 859 million bond due May 2009	794	—	798	—	831	—
7.75% US dollar 2,582 million bond due February 2010	1,806	—	1,877	—	1,899	—
5.5% euro 400 million bond due July 2008	—	37	—	37	—	39
6.25% sterling 400 million bond due July 2008	—	400	—	400	—	397
6.65% US dollar 500 million bond due May 2008	—	126	—	126	—	130
4.0% euro 300 million bond due January 2009	—	239	—	237	—	239

Short term borrowings	9,451	4,533	9,505	4,515	9,624	4,532

104  Vodafone Group Plc Annual Report 2009

Financials
The fair value and carrying value of the Group’s long term borrowings is as follows:

	Sterling equivalent
	nominal value		Fair value		Carrying value
	2009	2008	2009	2008	2009	2008
	£m	£m	£m	£m	£m	£m

Financial liabilities measured at amortised cost:
Bank loans	4,993	2,640	5,159	2,669	5,159	2,669
Redeemable preference shares	1,237	906	1,453	985	1,453	985
Bonds:	6,976	4,368	6,559	4,256	8,064	4,439
Euro floating rate note due February 2010	—	239	—	237	—	240
US dollar floating rate note due June 2011	245	176	227	227	245	176
Euro floating rate note due January 2012	1,203	1,035	1,136	1,007	1,218	1,046
US dollar floating rate note due February 2012	350	252	322	236	350	253
Czech Krona floating rate note due June 2013	18	—	18	—	18	—
Euro floating rate note due September 2013	786	676	714	644	788	679
Euro floating rate note due June 2014	1,157	995	1,029	930	1,158	998
5.125% euro 500 million bond due April 2015	463	398	470	397	495	427
5% euro 750 million bond due June 2018	694	597	699	578	721	620
7.875% US dollar 750 million bond due February 2030(1)	525	—	577	—	876	—
6.25% US dollar 495 million bond due November 2032(1)	346	—	333	—	485	—
6.15% US dollar 1,700 million bond due February 2037(1)	1,189	—	1,034	—	1,710	—
Other liabilities(2)	4,314	3,262	4,186	3,044	4,122	3,005
Bonds in fair value hedge relationships:	11,823	10,863	11,982	10,823	12,951	11,564
4.25% euro 1,900 million bond due May 2009	—	1,512	—	1,509	—	1,543
4.75% euro 859 million bond due May 2009	—	683	—	695	—	709
7.75% US dollar 2,725 million bond due February 2010	—	1,372	—	1,466	—	1,492
5.875% euro 1,250 million bond due June 2010	1,157	—	1,195	—	1,258	—
5.5% US dollar 750 million bond due June 2011	525	378	544	386	575	410
5.35% US dollar 500 million bond due February 2012	350	252	357	255	385	271
3.625% euro 750 million bond due November 2012	694	597	689	564	726	584
3.625% euro 250 million bond due November 2012	231	—	230	—	241	—
6.75% Australian dollar 265 million bond due January 2013	128	122	127	121	140	119
5.0% US dollar 1,000 million bond due December 2013	699	503	713	532	786	541
6.875% euro 1,000 million bond due December 2013	925	—	1,005	—	973	—
4.625% sterling 350 million bond due September 2014	350	350	352	319	381	347
4.625% sterling 525 million bond due September 2014	525	—	526	—	519	—
2.15% Japanese yen 3,000 billion bond due April 2015	21	—	22	—	22	—
5.375% US dollar 900 million bond due January 2015	630	453	632	461	711	483
5.0% US dollar 750 million bond due September 2015	525	378	516	419	598	406
6.25% euro 1,250 million bond due January 2016	1,157	—	1,208	—	1,182	—
5.75% US dollar 750 million bond due March 2016	525	378	527	375	614	415
4.75% euro 500 million bond due June 2016	463	398	448	378	512	409
5.625% US dollar 1,300 million bond due February 2017	909	654	904	640	1,070	716
4.625% US dollar 500 million bond due July 2018	350	252	315	227	392	257
8.125% sterling 450 million bond due November 2018	450	—	535	—	483	—
5.375% euro 500 million bond June 2022	463	398	433	374	534	420
5.625% sterling 250 million bond due December 2025	250	250	234	220	287	259
6.6324% euro 50 million bond due December 2028	46	—	46	—	50	—
7.875% US dollar 750 million bond due February 2030(1)	—	378	—	409	—	514
5.9% sterling 450 million bond due November 2032	450	450	424	410	512	458
6.25% US dollar 495 million bond due November 2032(1)	—	249	—	258	—	275
6.15% US dollar 1,700 million bond due February 2037(1)	—	856	—	805	—	936

Long term borrowings	29,343	22,039	29,339	21,777	31,749	22,662

Notes:

(1)	During the year ended 31 March 2009, fair value hedge relationships relating to bonds with nominal value US$2,945 million (£2,060 million) were de-designated.

(2)	Amount at 31 March 2009 includes £3,606 million (2008: £2,476 million) in relation to the written put options disclosed in note 12 and written put options granted to the Essar Group that, if exercised, would allow the Essar Group to sell its 33% shareholding in Vodafone Essar to the Group for US$5 billion or to sell between US$1 billion and US$5 billion worth of Vodafone Essar shares at an independently appraised fair market value.
Fair values are calculated using discounted cash flows with a discount rate based upon forward interest rates available to the Group at the balance sheet date.
Banks loans include a ZAR6.1 billion loan held by Vodafone Holdings SA Pty Limited (‘VHSA’), which directly and indirectly owns the Group’s 50% interest in Vodacom Group (Pty) Limited. VHSA has pledged its 100% equity shareholding in Vodafone Investments SA (‘VISA’) as security for its loan obligations. The terms and conditions of the pledge mean that should VHSA not meet all of its loan payment and performance obligations, the lenders may sell the equity shareholding in its subsidiary VISA at market value to recover their losses, with any remaining sales proceeds being returned to VHSA. Vodafone International Holdings B.V. and VISA have also guaranteed this loan with recourse only to the VHSA and Vodafone Telecommunications Investment SA (‘VTISA’) shares they have respectively pledged. The terms and conditions of the security arrangement mean the lenders may be able to sell these respective shares in preference to the VISA shares held by VHSA. An arrangement has been put in place where the Vodacom Group (Pty) Limited shares held by VHSA and VTISA are held in an escrow account to ensure the shares cannot be sold to satisfy the pledge made by both companies. The maximum collateral provided is ZAR6.4 billion, being the carrying value of the bank loan at 31 March 2009 (2008: ZAR7.5 billion). Bank loans also include INR130 billion of loans held by Vodafone Essar Limited (‘VEL’) and its subsidiaries (the ‘VEL Group’). The VEL Group has a number of security arrangements supporting its secured loan
Vodafone Group Plc Annual Report 2009  105

Notes to the consolidated financial statements continued
25. Borrowings continued
obligations comprising its physical assets and certain share pledges of the shares under VEL. The terms and conditions of the security arrangements mean that should members of the VEL Group not meet all of their loan payment and performance obligations, the lenders may sell the pledged shares and/or assets to recover their losses, with any remaining sales proceeds being returned to the VEL Group. Six of the eight legal entities within the VEL Group provide cross guarantees to the lenders.
Maturity of borrowings
The maturity profile of the anticipated future cash flows including interest in relation to the Group’s non-derivative financial liabilities on an undiscounted basis, which, therefore, differs from both the carrying value and fair value, is as follows:

		Redeemable				Loans in fair
	Bank	preference	Commercial		Other	value hedge
	loans	shares	Paper	Bonds	liabilities	relationships	Total
	£m	£m	£m	£m	£m	£m	£m

Within one year	950	127	2,670	787	1,053	5,222	10,809
In one to two years	2,361	97	—	283	3,663	1,808	8,212
In two to three years	665	59	—	2,105	25	1,443	4,297
In three to four years	525	59	—	269	314	1,589	2,756
In four to five years	1,345	59	—	1,064	252	2,118	4,838
In more than five years	342	1,517	—	7,360	71	8,928	18,218

	6,188	1,918	2,670	11,868	5,378	21,108	49,130
Effect of discount/financing rates	(136)	(465)	(11)	(3,289)	(209)	(3,647)	(7,757)

31 March 2009	6,052	1,453	2,659	8,579	5,169	17,461	41,373

Within one year	838	43	1,457	1,368	343	1,443	5,492
In one to two years	369	104	—	464	122	4,168	5,227
In two to three years	1,490	77	—	214	2,744	398	4,923
In three to four years	346	43	—	1,671	12	1,016	3,088
In four to five years	142	43	—	139	234	1,082	1,640
In more than five years	423	1,132	—	2,990	163	9,459	14,167

	3,608	1,442	1,457	6,846	3,618	17,566	34,537
Effect of discount/financing rates	(133)	(457)	(14)	(1,282)	(260)	(5,197)	(7,343)

31 March 2008	3,475	985	1,443	5,564	3,358	12,369	27,194

The maturity profile of the Group’s financial derivatives (which include interest rate and foreign exchange swaps), using undiscounted cash flows, is as follows:

	2009		2008
	Payable	Receivable	Payable	Receivable
	£m	£m	£m	£m

Within one year	9,003	9,231	14,931	14,749
In one to two years	592	668	433	644
In two to three years	739	609	378	441
In three to four years	765	603	399	430
In four to five years	743	577	380	406
In more than five years	7,062	5,129	3,662	4,637

	18,904	16,817	20,183	21,307

The currency split of the Group’s foreign exchange derivatives, all of which mature in less than one year, is as follows:

	2009		2008
	Payable	Receivable	Payable	Receivable
	£m	£m	£m	£m

Sterling	—	6,039	2,126	8,262
Euro	5,595	13	10,111	—
US dollar	2,527	1,127	2,076	4,992
Japanese yen	214	20	27	15
Other	81	1,285	42	797

	8,417	8,484	14,382	14,066

Payables and receivables are stated separately in the table above as settlement is on a gross basis. The £67 million net receivable (2008: £316 million net payable) in relation to foreign exchange financial instruments in the table above is split £37 million (2008: £358 million) within trade and other payables and £104 million (2008: £42 million) within trade and other receivables.
The present value of minimum lease payments under finance lease arrangements under which the Group has leased certain of its equipment is analysed as follows:

	2009	2008
	£m	£m

Within one year	10	9
In two to five years	42	37
In more than five years	18	24

106      Vodafone Group Plc Annual Report 2009

Financials

Interest rate and currency of borrowings

	Total	Floating rate	Fixed rate		Other
	borrowings	borrowings	borrowings	(1)	borrowings	(2)
Currency	£m	£m	£m		£m

Sterling	2,549	2,549	—		—
Euro	15,126	13,605	1,521		—
US dollar	17,242	10,565	3,071		3,606
Japanese yen	2,660	2,660	—		—
Other	3,796	3,323	473		—

31 March 2009	41,373	32,702	5,065		3,606

Sterling	1,563	1,563	—		—
Euro	10,787	9,673	1,114		—
US dollar	10,932	8,456	—		2,476
Japanese yen	1,516	1,516	—		—
Other	2,396	2,396	—		—

31 March 2008	27,194	23,604	1,114		2,476

Notes:

(1)	The weighted average interest rate for the Group’s euro denominated fixed rate borrowings is 5.1% (2008: 5.1%). The weighted average time for which the rates are fixed is 6.7 years (2008: 8.8 years). The weighted average interest rate for the Group’s US dollar denominated fixed rate borrowings is 6.6%. The weighted average time for which the rates are fixed is 25.4 years. The Group had no US dollar fixed rate borrowings in 2008. The weighted average interest rate for the Group’s other currency fixed rate borrowings is 10.1%. The weighted average time for which the rates are fixed is 2.5 years. The Group had no other currency fixed rate borrowings in 2008.

(2)	Other borrowings of £3,606 million (2008: £2,476 million) are the liabilities arising under put options granted over direct and indirect interests in Vodafone Essar.
The figures shown in the tables above take into account interest rate swaps used to manage the interest rate profile of financial liabilities. Interest on floating rate borrowings is generally based on national LIBOR equivalents or government bond rates in the relevant currencies.
At 31 March 2009, the Group had entered into foreign exchange contracts to decrease its sterling and other currency borrowings above by amounts equal to £6,039 million and £1,204 million respectively and to increase its euro, US dollar and Japanese yen borrowings above by amounts equal to £5,582 million, £1,400 million and £194 million respectively.
At 31 March 2008, the Group had entered into foreign exchange contracts to decrease its sterling, US dollar and other currency borrowings above by amounts equal to £6,136 million, £2,916 million and £755 million respectively and to increase its euro and Japanese yen borrowings above by amounts equal to £10,111 million and £12 million respectively.
Further protection from euro and Indian rupee interest rate movements on debt is provided by interest rate swaps and cross currency swaps, respectively. At 31 March 2009, the Group had euro denominated interest rate swaps for amounts equal to £4,626 million and Indian rupee denominated cross currency swaps for amounts equal to £125 million. The average effective rate which has been fixed, is 2.99% in relation to euro denominated interest rate swaps and 6.89% in relation to Indian rupee denominated cross currency swaps.
The Group has entered into euro and US dollar denominated interest rate futures. The euro denominated interest rate futures cover the period June 2009 to September 2009, September 2009 to December 2009 and December 2009 to March 2010 for amounts equal to £6,845 million (2008: £5,887 million), £6,061 million (2008: £nil) and £3,931 million (2008: nil), respectively. The average effective rate which has been fixed, is 3.96%. The US dollar denominated interest rate futures cover the period June 2009 to September 2009, September 2009 to December 2009 and December 2009 to March 2010 for amounts equal to £7,003 million (2008: £5,040 million), £7,871 million (2008: £nil) and £9,333 million (2008: £nil), respectively. The average effective rate which has been fixed, is 3.47%.
Borrowing facilities
At 31 March 2009, the Group’s most significant committed borrowing facilities comprised two bank facilities of US$4,115 million (£2,878 million) and US$5,025 million (£3,514 million) both expiring between two and five years (2008: two bank facilities of US$6,125 million (£3,083 million) and US$5,200 million (£2,617 million)), a ¥259 billion (£1,820 million, 2008: ¥259 billion (£1,306 million)) term credit facility, which expires between one and two years and two loan facilities of €400 million
(£370 million) and €350 million (£324 million) expiring between two and five years and in more than five years, respectively (2008: one loan facility of €400 million (£318 million)). The US dollar bank facilities remained undrawn throughout the financial year, the ¥259 billion term credit facility was fully drawn down on 21 December 2005 and the €400 million and €350 million loan facilities were fully drawn on 14 February 2007 and 12 August 2008, respectively.
Under the terms and conditions of the US$4,115 million and US$5,025 million bank facilities, lenders have the right, but not the obligation, to cancel their commitment 30 days from the date of notification of a change of control of the Company and have outstanding advances repaid on the last day of the current interest period.
The facility agreements provide for certain structural changes that do not affect the obligations of the Company to be specifically excluded from the definition of a change of control. This is in addition to the rights of lenders to cancel their commitment if the Company has committed an event of default.
Substantially the same terms and conditions apply in the case of Vodafone Finance K.K.’s ¥259 billion term credit facility, although the change of control provision is applicable to any guarantor of borrowings under the term credit facility. Additionally, the facility agreement requires Vodafone Finance K.K. to maintain a positive tangible net worth at the end of each financial year. As of 31 March 2009, the Company was the sole guarantor.
The terms and conditions of the €400 million loan facility are similar to those of the US dollar bank facilities, with the addition that, should the Group’s Turkish operating company spend less than the equivalent of US$800 million on capital expenditure, the Group will be required to repay the drawn amount of the facility that exceeds 50% of the capital expenditure.
The terms and conditions of the €350 million loan facility are similar to those of the US dollar bank facilities, with the addition that, should the Group’s Italian operating company spend less than the equivalent of €1,500 million on capital expenditure, the Group will be required to repay the drawn amount of the facility that exceeds 18% of the capital expenditure.
In addition to the above, certain of the Group’s subsidiaries had committed facilities at 31 March 2009 of £4,725 million (2008: £2,548 million) in aggregate, of which £1,571 million (2008: £473 million) was undrawn. Of the total committed facilities, £675 million (2008: £1,031 million) expires in less than one year, £2,275 million (2008: £743 million) expires between two and five years, and £1,775 million (2008: £774 million) expires in more than five years. The increase in 2009 is predominantly due to additional Vodafone Essar facilities totalling £1,875 million.
Redeemable preference shares
Redeemable preference shares comprise class D and E preferred shares issued by Vodafone Americas, Inc. An annual dividend of US$51.43 per class D and E preferred share is payable quarterly in arrears. The dividend for the year amounted to £51 million (2008: £42 million). The aggregate redemption value of the class D and E preferred shares is US$1.65 billion. The holders of the preferred shares are entitled to vote on the election of directors and upon each other matter coming before any meeting of the shareholders on which the holders of ordinary shares are entitled to vote. Holders are entitled to vote on the basis of twelve votes for each share of class D or E preferred stock held. The maturity date of the 825,000 class D preferred shares is 6 April 2020. The 825,000 class E preferred shares have a maturity date of 1 April 2020. The class D and E preferred shares have a redemption price of US$1,000 per share plus all accrued and unpaid dividends.

Vodafone Group Plc Annual Report 2009      107

Notes to the consolidated financial statements continued

26. Post employment benefits
Background
At 31 March 2009, the Group operated a number of pension plans for the benefit of its employees throughout the world, which vary depending on the conditions and practices in the countries concerned. The Group’s pension plans are provided through both defined benefit and defined contribution arrangements. Defined benefit schemes provide benefits based on the employees’ length of pensionable service and their final pensionable salary or other criteria. Defined contribution schemes offer employees individual funds that are converted into benefits at the time of retirement.
The principal defined benefit pension scheme of the Group is in the United Kingdom. This tax approved final salary scheme was closed to new entrants from 1 January 2006. The assets of the scheme are held in an external trustee administered fund. In addition, the Group operates defined benefit schemes in Germany, Ghana, Greece, India, Ireland, Italy, Turkey and the United States. Defined contribution pension schemes are currently provided in Australia, Egypt, Greece, Hungary, Ireland, Italy, Kenya, Malta, the Netherlands, New Zealand, Portugal, South Africa, Spain and the United Kingdom.
Income statement expense

	2009	2008	2007
	£m	£m	£m

Defined contribution schemes	73	63	32
Defined benefit schemes	40	28	62

Total amount charged to the income statement (note 36)	113	91	94

Defined benefit schemes
The principal actuarial assumptions used for estimating the Group’s benefit obligations are set out below:

	2009(1)	2008(1)	2007(1)

Weighted average actuarial assumptions used at 31 March:
Rate of inflation	2.6%	3.1%	2.7%
Rate of increase in salaries	3.7%	4.3%	4.4%
Rate of increase in pensions in payment and deferred pensions	2.6%	3.1%	2.7%
Discount rate	6.3%	6.1%	5.1%

Expected rates of return:
Equities	8.4%	8.0%	7.8%
Bonds(2)	5.7%	4.4%	4.8%
Other assets	3.7%	1.3%	5.3%
\

Notes:

(1)	Figures shown represent a weighted average assumption of the individual schemes.

(2)	For the year ended 31 March 2009 the expected rate of return for bonds consisted of a 6.1% rate of return for corporate bonds (2008: 4.7%, 2007: 5.1%) and a 4.0% rate of return for government bonds (2008: 3.5%, 2007: 4.0%).
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
Mortality assumptions used are consistent with those recommended by the individual scheme actuaries and reflect the latest available tables, adjusted for the experience of the Group where appropriate. The largest scheme in the Group is the UK scheme and the tables used for this scheme indicate a further life expectancy for a male/female pensioner currently aged 65 of 22.0/24.8 years (2008: 22.0/24.8 years, 2007: 19.4/22.4 years) and a further life expectancy from age 65 for a male/ female non-pensioner member currently aged 40 of 23.2/26.0 years (2008: 23.2/26.0 years, 2007: 22.1/25.1 years).
Measurement of the Group’s defined benefit retirement obligations are particularly sensitive to changes in certain key assumptions, including the discount rate. An increase or decrease in the discount rate of 0.5% would result in a £119 million decrease or a £128 million increase in the defined benefit obligation, respectively.
Charges made to the consolidated income statement and consolidated statement of recognised income and expense (‘SORIE’) on the basis of the assumptions stated above are:

	2009	2008	2007
	£m	£m	£m

Current service cost	46	53	74
Interest cost	83	69	61
Expected return on pension assets	(92)	(89)	(73)
Curtailment	3	(5)	—

Total included within staff costs	40	28	62

Actuarial losses/(gains) recognised in the consolidated SORIE	220	47	(65)
Cumulative actuarial losses recognised in the consolidated SORIE	347	127	80

108 Vodafone Group Plc Annual Report 2009

Financials
Fair value of the assets and present value of the liabilities of the schemes
The amount included in the balance sheet arising from the Group’s obligations in respect of its defined benefit schemes is as follows:

	2009	2008	2007
	£m	£m	£m

Movement in pension assets:
1 April	1,271	1,251	1,123
Exchange rate movements	50	50	(7)
Expected return on pension assets	92	89	73
Actuarial (losses)/gains	(381)	(176)	26
Employer cash contributions	98	86	55
Member cash contributions	15	13	13
Benefits paid	(45)	(42)	(32)

31 March	1,100	1,271	1,251

Movement in pension liabilities:
1 April	1,310	1,292	1,224
Exchange rate movements	69	60	(13)
Arising on acquisition	33	—	—
Current service cost	46	53	74
Interest cost	83	69	61
Member cash contributions	15	13	13
Actuarial gains	(161)	(129)	(39)
Benefits paid	(45)	(42)	(32)
Other movements	(18)	(6)	4

31 March	1,332	1,310	1,292

An analysis of net assets/(deficits) is provided below for the Group’s principal defined benefit pension scheme in the UK and for the Group as a whole.

	UK					Group
	2009	2008	2007	2006	2005	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Analysis of net assets/(deficits):
Total fair value of scheme assets	755	934	954	835	628	1,100	1,271	1,251	1,123	874
Present value of funded scheme liabilities	(815)	(902)	(901)	(847)	(619)	(1,196)	(1,217)	(1,194)	(1,128)	(918)

Net (deficit)/assets for funded schemes	(60)	32	53	(12)	9	(96)	54	57	(5)	(44)
Present value of unfunded scheme liabilities	(8)	—	—	—	—	(136)	(93)	(98)	(96)	(80)

Net (deficit)/assets	(68)	32	53	(12)	9	(232)	(39)	(41)	(101)	(124)

Net assets/(deficit) are analysed as:
Assets	—	32	53	—	9	8	65	82	19	12
Liabilities	(68)	—	—	(12)	—	(240)	(104)	(123)	(120)	(136)

It is expected that contributions of £88 million will be paid into the Group’s defined benefit retirement schemes during the year ending 31 March 2010.
Actual return on pension assets

	2009	2008	2007
	£m	£m	£m

Actual return on pension assets	(289)	(87)	99

Analysis of pension assets at 31 March is as follows:	%	%	%
Equities	55.6	68.5	72.1
Bonds	41.9	17.7	27.5
Property	0.4	0.3	0.4
Other	2.1	13.5	—

	100.0	100.0	100.0

The schemes have no direct investments in the Group’s equity securities or in property currently used by the Group.
History of experience adjustments

	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m

Experience adjustments on pension liabilities:
Amount	6	(5)	(2)	(4)	(60)
Percentage of pension liabilities	—	—	—	—	6%

Experience adjustments on pension assets:
Amount	(381)	(176)	26	121	24
Percentage of pension assets	(35%)	(14%)	2%	11%	3%

Vodafone Group Plc Annual Report 2009 109

Notes to the consolidated financial statements continued
27. Provisions

	Asset
	retirement	Other
	obligations	provisions	Total
	£m	£m	£m

1 April 2007	159	404	563
Exchange movements	27	36	63
Arising on acquisition	11	2	13
Amounts capitalised in the year	27	—	27
Amounts charged to the income statement	—	224	224
Utilised in the year — payments	(6)	(77)	(83)
Amounts released to the income statement	—	(117)	(117)
Other	(10)	(18)	(28)

31 March 2008	208	454	662
Exchange movements	34	75	109
Amounts capitalised in the year	111	—	111
Amounts charged to the income statement	—	194	194
Utilised in the year — payments	(4)	(106)	(110)
Amounts released to the income statement	—	(72)	(72)
Other	12	—	12

31 March 2009	361	545	906

Provisions have been analysed between current and non-current as follows:

	2009	2008
	£m	£m

Current liabilities	373	356
Non-current liabilities	533	306

	906	662

Asset retirement obligations
In the course of the Group’s activities, a number of sites and other assets are utilised which are expected to have costs associated with exiting and ceasing their use. The associated cash outflows are generally expected to occur at the dates of exit of the assets to which they relate, which are long term in nature.
Other provisions
Included within other provisions are provisions for legal and regulatory disputes and amounts provided for property and restructuring costs. The Group is involved in a number of legal and other disputes, including notification of possible claims. The directors of the Company, after taking legal advice, have established provisions after taking into account the facts of each case. The timing of cash outflows associated with legal claims cannot be reasonably determined. For a discussion of certain legal issues potentially affecting the Group, refer to note 33 “Contingent liabilities”. The associated cash outflows for restructuring costs are substantially short term in nature. The timing of the cash flows associated with property is dependent upon the remaining term of the associated lease.
28. Trade and other payables

	2009	2008
	£m	£m

Included within non-current liabilities:
Derivative financial instruments	398	173
Other payables	91	99
Accruals and deferred income	322	373

	811	645

Included within current liabilities:
Trade payables	3,160	2,963
Amounts owed to associated undertakings	18	22
Other taxes and social security payable	762	666
Derivative financial instruments	37	371
Other payables	1,163	442
Accruals and deferred income	8,258	7,498

	13,398	11,962

The carrying amounts of trade and other payables approximate their fair value. The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest and foreign currency rates prevailing at 31 March.

	2009	2008
	£m	£m

Included within “Derivative financial instruments”:
Fair value through the income statement (held for trading):
Interest rate swaps	381	160
Foreign exchange swaps	37	358

	418	518

Fair value hedges:
Interest rate swaps	17	26

	435	544

110 Vodafone Group Plc Annual Report 2009

Financials
29. Acquisitions
The aggregate cash consideration in respect of purchases of interests in subsidiary undertakings and joint ventures, net of cash acquired, is as follows:

£m

Cash consideration paid:
Arcor (26.4%)(1)	366
Ghana Telecommunications (70.0%)	486
Other acquisitions completed during the year	457
Other minority interest acquisitions	38
Acquisitions completed in previous years	24

1,371
Net overdrafts acquired	18

1,389

Note:

(1)	This acquisition has been accounted for as a transaction between shareholders. Accordingly, the difference between the cash consideration paid and the carrying value of net assets attributable to minority interests has been accounted for as a charge to retained losses.
Total goodwill acquired was £663 million and included £344 million in relation to Ghana Telecommunications and £319 million in relation to other acquisitions completed during the year. In addition, amendments to provisional purchase price allocations on acquisitions completed in previous years resulted in a reduction in goodwill of £50 million.
Ghana Telecommunications Company Limited (‘Ghana Telecommunications’)
On 17 August 2008, the Group completed the acquisition of 70.0% of Ghana Telecommunications for cash consideration of £486 million, all of which was paid during the year. The initial purchase price allocation has been determined provisionally pending the completion of the final valuation of the fair value of net assets acquired.

		Fair value
	Book value	adjustments	Fair value
	£m	£m	£m

Net assets acquired:
Identifiable intangible assets(1)	—	136	136
Property, plant and equipment	171	—	171
Inventory	10	—	10
Trade and other receivables	25	—	25
Deferred tax liabilities	(8)	(34)	(42)
Trade and other payables	(100)	—	(100)
Other	(33)	—	(33)

Net identifiable assets acquired	65	102	167
Goodwill(2)			344

Total asset acquired			511
Minority interests			(25)

Total consideration (including £3 million of directly attributable costs)			486

Notes:

(1)	Identifiable intangible assets of £136 million consist of licences and spectrum fees of £112 million and other intangible assets of £24 million. The weighted average lives of licences and spectrum fees, other intangible assets and total intangible assets are 11 years, one year and ten years respectively.

(2)	The goodwill is attributable to the expected profitability of the acquired business and the synergies expected to arise after the Group’s acquisition of Ghana Telecommunications.
The results of the acquired entity have been consolidated in the income statement from the date of acquisition. From the date of acquisition, the acquired entity reduced the profit attributable to equity shareholders of the Group by £389 million.
Pro forma full year information
The following unaudited pro forma summary presents the Group as if Ghana Telecommunications had been acquired on 1 April 2008. The impact of other acquisitions on the pro forma amounts disclosed below is not significant. The pro forma amounts include the results of Ghana Telecommunications, amortisation of the acquired intangible assets recognised on acquisition and the interest expense on the increase in net debt as a result of the acquisitions. The pro forma amounts do not include any possible synergies from the acquisition of Ghana Telecommunications. The pro forma information is provided for comparative purposes only and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.

2009
£m

Revenue	41,069
Profit for the financial year	3,052
Profit attributable to equity shareholders	3,050

Pence

Basic earnings per share	5.78
Diluted earnings per share	5.76

Other
During the 2009 financial year, the Group completed a number of smaller acquisitions for aggregate cash consideration of £475 million, including £18 million net overdrafts acquired, with £457 million of the net cash consideration paid during the year. The aggregate fair values of goodwill, identifiable assets, and liabilities of the acquired operations were £319 million, £378 million and £240 million, respectively.
Vodafone Group Plc Annual Report 2009 111

Notes to the consolidated financial statements continued
30. Disposals and discontinued operations
India — Bharti Airtel Limited
On 9 May 2007 and in conjunction with the acquisition of Vodafone Essar, the Group entered into a share sale and purchase agreement in which a Bharti group company irrevocably agreed to purchase the Group’s 5.60% direct shareholding in Bharti Airtel Limited. During the year ended 31 March 2008, the Group received £654 million in cash consideration for 4.99% of such shareholding and recognised a net gain on disposal of £250 million, reported in non-operating income and expense. The Group’s remaining 0.61% direct shareholding was transferred in April 2008 for cash consideration of £87 million.
Belgium and Switzerland — Belgacom Mobile S.A. and Swisscom Mobile A.G.
During the year ended 31 March 2007, the Group disposed of its 25% interest in Belgacom Mobile S.A. to Belgacom S.A. and its 25% interest in Swisscom Mobile A.G. to Swisscom A.G. These transactions completed on 3 November 2006 and 20 December 2006, respectively. The carrying value of these investments at disposal and the cash effects of the transactions are summarised in the table below:

	Belgacom	Swisscom
	Mobile	Mobile
	£m	£m

Net assets disposed	(901)	(1,664)
Total cash consideration	1,343	1,776
Other effects(1)	(1)	(44)

Net gain on disposal(2)	441	68

Notes:

(1)	Other effects include foreign exchange gains and losses transferred to the income statement and professional fees related to the disposal.

(2)	Reported in other income and expense in the consolidated income statement.
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
Income statement and segment analysis of discontinued operations

Restated
2007
£m

Segment revenue	520
Inter-segment revenue	—

Net revenue	520
Operating expenses	(402)
Depreciation and amortisation(1)	—
Impairment loss	—

Operating profit/(loss)	118
Net financing costs	8

Profit/(loss) before taxation	126
Taxation relating to performance of discontinued operations	(15)
Loss on disposal(2)	(672)
Taxation relating to the classification of the discontinued operations	145

Loss for the financial year from discontinued operations(3)	(416)

Basic loss per share	(0.76)p
Diluted loss per share	(0.76)p

Notes:

(1)	Including gains and losses on disposal of fixed assets.

(2)	Includes £719 million of foreign exchange differences transferred to the income statement on disposal.

(3)	Amount attributable to equity shareholders for the year ended 31 March 2007 was a loss of £419 million.
Cash flows from discontinued operations

2007
£m

Net cash flow from operating activities	135
Net cash flow from investing activities	(266)
Net cash flow from financing activities	(29)

Net cash flow	(160)
Cash and cash equivalents at the beginning of the financial year	161
Exchange loss on cash and cash equivalents	(1)

Cash and cash equivalents at the end of the financial year	—

112 Vodafone Group Plc Annual Report 2009

Financials
Assets and liabilities of discontinued operations

Restated
27 April
2006
£m

Intangible assets	3,943
Property, plant and equipment	4,562
Other investments	29
Cash and cash equivalents	124
Inventory	148
Trade and other receivables	1,147
Deferred tax asset	636

Total assets	10,589

Short and long term borrowings	(674)
Trade and other payables(1)	(2,342)
Deferred tax liabilities	(245)
Other liabilities	(40)

Total liabilities	(3,301)

Net assets	7,288
Minority interest	(87)

Net assets disposed	7,201
Total consideration	(7,245)
Foreign exchange recycled to the income statement on disposal	719
Other	(3)

Net loss on disposal	672

£m

Net cash inflow arising on disposal:
Cash consideration	6,141
Cash to settle intercompany debt	793
Cash and cash equivalents disposed	(124)

6,810
Other	(12)

6,798

Note:

(1)	Includes £793 million of intercompany debt.
31. Reconciliation of net cash flows from operating activities

			Restated
	2009	2008	2007
	£m	£m	£m

Profit/(loss) for the financial year from continuing operations	3,080	6,756	(4,806)
Loss for the financial year from discontinued operations	—	—	(416)
Adjustments for(1):
Share-based payments	128	107	93
Depreciation and amortisation	6,814	5,909	5,111
Loss on disposal of property, plant and equipment	10	70	44
Share of result in associated undertakings	(4,091)	(2,876)	(2,728)
Impairment losses	5,900	—	11,600
Other income and expense	—	28	(502)
Non-operating income and expense	44	(254)	(4)
Investment income	(795)	(714)	(789)
Financing costs	2,419	2,014	1,604
Income tax expense	1,109	2,245	2,293
Loss on disposal of discontinued operations	—	—	672
Decrease/(increase) in inventory	81	(78)	(23)
Decrease/(increase) in trade and other receivables	80	(378)	(753)
(Decrease)/increase in trade and other payables	(145)	460	1,175

Cash generated by operations	14,634	13,289	12,571
Tax paid	(2,421)	(2,815)	(2,243)

Net cash flows from operating activities	12,213	10,474	10,328

Note:

(1)	Adjustments include amounts relating to continuing and discontinued operations.
Vodafone Group Plc Annual Report 2009 113

Notes to the consolidated financial statements continued
32. Commitments
Operating lease commitments
The Group has entered into commercial leases on certain properties, network infrastructure, motor vehicles and items of equipment. The leases have various terms, escalation clauses, purchase options and renewal rights, none of which are individually significant to the Group.
Future minimum lease payments under non-cancellable operating leases comprise:

	2009	2008
	£m	£m

Within one year	1,041	837
In more than one year but less than two years	812	606
In more than two years but less than three years	639	475
In more than three years but less than four years	539	415
In more than four years but less than five years	450	356
In more than five years	2,135	1,752

	5,616	4,441

The total of future minimum sublease payments expected to be received under non-cancellable subleases is £197 million (2008: £154 million).
Capital and other financial commitments

	Company and subsidiaries		Share of joint ventures		Group
	2009	2008	2009	2008	2009	2008
	£m	£m	£m	£m	£m	£m

Contracts placed for future capital expenditure not provided in the financial statements(1)	1,706	1,477	401	143	2,107	1,620

Note:

(1)	Commitment includes contracts placed for property, plant and equipment and intangible assets.
33. Contingent liabilities

	2009	2008
	£m	£m

Performance bonds	157	111
Credit guarantees — third party indebtedness	61	29
Other guarantees and contingent liabilities	445	372

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
Other guarantees and contingent liabilities
Other guarantees principally comprise commitments to the Spanish tax authorities of £229 million (2008: £197 million).
The Group also enters into lease arrangements in the normal course of business, which are principally in respect of land, buildings and equipment. Further details on the minimum lease payments due under non-cancellable operating lease arrangements can be found in note 32.
Legal proceedings
The Company and its subsidiaries are currently, and may be from time to time, involved in a number of legal proceedings, including inquiries from or discussions with governmental authorities, that are incidental to their operations. However, save as disclosed below, the Company and its subsidiaries are not involved currently in any legal or arbitration proceedings (including any governmental proceedings which are pending or known to be contemplated) which may have, or have had in the 12 months preceding the date of this report, a significant effect on the financial position or profitability of the Company and its subsidiaries. With the exception of the Vodafone 2 enquiry, due to inherent uncertainties, no accurate quantification of any cost, or timing of such cost, which may arise from any of the legal proceedings outlined below can be made.
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
A subsidiary of the Company, Vodafone 2, is responding to an enquiry (‘the Vodafone 2 enquiry’) by HMRC with regard to the UK tax treatment of its Luxembourg holding company, Vodafone Investments Luxembourg SARL (‘VIL’), under the Controlled Foreign Companies section of the UK’s Income and Corporation Taxes Act 1988 (‘the CFC Regime’) relating to the tax treatment of profits earned by the holding company for the accounting period ended 31 March 2001. Vodafone 2’s position is that it is not liable for corporation tax in the UK under the CFC Regime in respect of VIL. Vodafone 2 asserts, inter alia, that the CFC Regime is contrary to EU law and has made an application to the Special Commissioners of HMRC for closure of the Vodafone 2 enquiry. In May 2005, the Special Commissioners referred certain questions relating to the compatibility of the CFC Regime with EU law to the European Court of Justice (the ‘ECJ’) for determination (‘the Vodafone 2 reference’). HMRC subsequently appealed against the decision of the Special Commissioners to make the Vodafone 2 reference but its appeal was rejected by both the High Court and Court of Appeal.
114 Vodafone Group Plc Annual Report 2009

Financials
In September 2006, the ECJ determined in the Cadbury Schweppes case (C-196/04) (the ‘Cadbury Schweppes Judgment’) that the CFC Regime is incompatible with EU law unless it applies only to wholly artificial arrangements intended to escape national tax normally payable (‘wholly artificial arrangements’). At a hearing in March 2007, the Special Commissioners heard submissions from Vodafone 2 and HMRC, in light of the Cadbury Schweppes Judgment, as to whether the CFC regime can be interpreted as applying only to wholly artificial arrangements and whether the Vodafone 2 reference should be maintained or withdrawn by the Special Commissioners. On 26 July 2007, the Special Commissioners handed down their judgment on these questions. The tribunal decided (on the basis of the casting vote of the Presiding Special Commissioner) that the CFC regime can be interpreted as applying only to wholly artificial arrangements and that the Vodafone 2 reference should be withdrawn. Vodafone 2 appealed these decisions to the High Court and this appeal was heard in May 2008. The High Court granted Vodafone 2’s appeal on 4 July 2008, holding that the CFC regime could not be interpreted consistently with EU law and that, therefore, the Vodafone 2 enquiry should be closed. HMRC has appealed the High Court’s findings to the Court of Appeal. The High Court’s order requiring HMRC to close the Vodafone 2 enquiry has been stayed pending the outcome of the appeal. In light of the High Court’s decision, the Special Commissioners withdrew the Vodafone 2 reference on 17 July 2008. The hearing of the Vodafone 2 appeal was heard on 6 and 7 May 2009. The Company is awaiting the High Court’s decision.
The Company has taken provisions, which at 31 March 2009 amounted to approximately £2.3 billion, for the potential UK corporation tax liability and related interest expense that may arise in connection with the Vodafone 2 enquiry. The provisions relate to the accounting period which is the subject of the proceedings described above as well as to accounting periods after 31 March 2001 to date. The provisions at 31 March 2009 reflect the developments during the year.
The Company has previously been served with a complaint filed in the Supreme Court of the State of New York by Cem Uzan and others against the Company, Vodafone Telekomunikasyon A.S. (‘VTAS’), Vodafone Holding A.S. and others. The plaintiffs made certain allegations in connection with the sale of the assets of the Turkish company Telsim Mobil Telekomunikasyon Hizmetleri A.S. (‘Telsim’) to the Group’s Turkish subsidiary, which acquired the assets from the SDIF, a public agency of the Turkish state, in a public auction in Turkey pursuant to Turkish law in which a number of mobile telecommunications companies participated. The plaintiffs sought an order requiring the return to them of Telsim’s assets or else an award of damages. The plaintiffs discontinued the complaint with prejudice in August 2008. The court disposed of the case on 24 October 2008.
On 12 November 2007, the Company became aware of the filing of a purported class action complaint in the United States District Court for the Southern District of New York by The City of Edinburgh Council on behalf of the Lothian Pension Fund (‘Lothian’) against the Company and certain of the Company’s current and former officers and directors for alleged violations of US federal securities laws. The complaint alleged that the Company’s financial statements and certain disclosures between 10 June 2004 and 27 February 2006 were materially false and misleading, among other things, as a result of the Company’s alleged failure to report on a timely basis a write-down for the impaired value of Vodafone’s German, Italian and Japanese subsidiaries. The complaint seeks compensatory damages of an unspecified amount and other relief on behalf of a putative class comprised of all persons who purchased publicly traded securities, including ordinary shares and American depositary receipts, of the Company between 10 June 2004 and 27 February 2006. The plaintiff subsequently served the complaint and, on or about 27 March 2008, the plaintiff filed an amended complaint, asserting substantially the same claims against the same defendants on behalf of the same putative investor class. Thereafter, an additional plaintiff, a US pension fund that purportedly purchased Vodafone ADRs on the New York Stock Exchange, was added as an additional plaintiff by stipulated order. The Company believes that the allegations are without merit and filed a motion to dismiss the amended complaint on 6 June 2008. By judgment entered on 1 December 2008, the court dismissed the amended complaint for lack of subject matter jurisdiction. The plaintiffs subsequently filed a motion for reconsideration of that dismissal, arguing that the court overlooked the claims of the US pension fund, as to which there had been no subject matter jurisdiction challenge. On 9 April 2009, the court granted that motion to the extent that it sought reopening of the action for the purpose of adjudication of the claims asserted on behalf of the US pension fund, but denied the motion with respect to the dismissal of Lothian’s claims. The court ordered the case re-opened pending consideration and order with respect to other arguments of the Company in its motion to dismiss in connection with which the court also indicated it will address any arguments regarding supplemental jurisdiction over Lothian’s claims. The Company is awaiting the Court’s further consideration and order.
Vodafone Essar Limited (‘VEL’) and Vodafone International Holdings B.V. (‘VIHBV’) each received notices in August 2007 and September 2007, respectively, from the Indian tax authorities alleging potential liability in connection with alleged failure by VIHBV to deduct withholding tax from consideration paid to the Hutchison Telecommunications International Limited group (‘HTIL’) in respect of HTIL’s gain on its disposal to VIHBV of its interests in a wholly-owned subsidiary that indirectly holds interests in VEL. Following the receipt of such notices, VEL and VIHBV each filed writs seeking orders that their respective notices be quashed and that the tax authorities take no further steps under the notices. Initial hearings have been held before the Bombay High Court and in the case of VIHBV, the High Court heard the writ in June 2008. In December 2008, the High Court dismissed VIHBV’s writ. VIHBV subsequently filed a special leave petition to the Supreme Court to appeal the High Court’s dismissal of the writ. On 23 January 2009, the Supreme Court referred the question of the tax authority’s jurisdiction to seek to pursue tax back to the tax authority for adjudication on the facts with permission granted to VIHBV to appeal that decision back to the High Court should VIHBV disagree with the tax authority’s findings. VEL’s case continues to be stayed pending the outcome of the VIHBV hearing. VIHBV believes that neither it nor any other member of the Group is liable for such withholding tax and intends to defend this position vigorously.
Vodafone Group Plc Annual Report 2009 115

Notes to the consolidated financial statements continued
34. Directors and key management compensation
Directors
Aggregate emoluments of the directors of the Company were as follows:

	2009	2008	2007
	£m	£m	£m

Salaries and fees	4	5	5
Incentive schemes	2	4	3
Benefits	—	1	1
Other(1)	1	—	4

	7	10	13

Note:

(1)	Other includes the value of the cash allowance taken by some individuals in lieu of pension contributions and payments in respect of loss of office and relocation to the US.
The aggregate gross pre-tax gain made on the exercise of share options in the year ended 31 March 2009 by directors who served during the year was £nil (2008: £nil, 2007: £3 million).
Further details of directors’ emoluments can be found in “Directors’ remuneration” on pages 57 to 67.
Key management compensation
Aggregate compensation for key management, being the directors and members of the Executive Committee, was as follows:

	2009	2008	2007
	£m	£m	£m

Short term employee benefits	17	20	29
Post-employment benefits:
Defined benefit schemes	—	1	1
Defined contribution schemes	1	1	1
Share-based payments	14	10	6

	32	32	37

35. Related party transactions
The Group’s related parties are its joint ventures (see note 13), associated undertakings (see note 14), pension schemes, directors and members of the Executive Committee. Group contributions to pension schemes are disclosed in note 26. Compensation paid to the Company’s Board and members of the Executive Committee is disclosed in note 34.
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

	2009	2008	2007
	£m	£m	£m

Transactions with associated undertakings:
Sales of goods and services	205	165	245
Purchase of goods and services	223	212	295
Amounts owed by/(owed to) joint ventures(1)	311	127	(842)
Net interest (income receivable from)/expense payable to joint ventures(1)	(18)	27	20

Note:

(1)	Amounts arise through Vodafone Italy and, for the year ended 31 March 2009, Indus Towers, being part of a Group cash pooling arrangement and represent amounts not eliminated on consolidation. Interest is paid in line with market rates.
Amounts owed by and owed to associated undertakings are disclosed within notes 17 and 28. Dividends received from associated undertakings are disclosed in the consolidated cash flow statement.
Transactions with directors other than compensation
During the three years ended 31 March 2009, and as of 18 May 2009, neither any director nor any other executive officer, nor any associate of any director or any other executive officer, was indebted to the Company.
During the three years ended 31 March 2009, and as of 18 May 2009, the Company has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing, or any relative of such spouse), had or was to have a direct or indirect material interest.
116 Vodafone Group Plc Annual Report 2009

Financials
36. Employees
The average employee headcount during the year by nature of activity and by segment is shown below. During the year, the Group changed its organisation structure. The information on employees by segment are presented on the revised basis, with prior years amended to conform to the current year presentation.

	2009	2008	2007
	Number	Number	Number

By activity:
Operations	13,889	12,891	12,630
Selling and distribution	25,174	22,063	18,937
Customer care and administration	40,034	37,421	34,776

	79,097	72,375	66,343

By segment:
Germany	13,788	13,631	14,421
Italy	6,247	6,669	7,030
Spain	4,354	4,057	4,066
UK	10,350	10,367	10,256
Other Europe	8,765	8,645	8,797

Europe	43,504	43,369	44,570

Vodacom	3,246	2,751	2,623
Other Africa and Central Europe	13,789	10,925	9,610

Africa and Central Europe	17,035	13,676	12,233

India	8,674	6,323	1,022
Other Asia Pacific and Middle East	6,765	6,051	5,569

Asia Pacific and Middle East	15,439	12,374	6,591

Common Functions	3,119	2,956	2,949

Total continuing operations	79,097	72,375	66,343

Discontinued operations:
Japan	—	—	233

The cost incurred in respect of these employees (including directors) was(1):

	2009	2008	2007
Continuing operations	£m	£m	£m

Wages and salaries	2,607	2,175	1,979
Social security costs	379	325	300
Share-based payments (note 20)	128	107	93
Other pension costs (note 26)	113	91	94

	3,227	2,698	2,466

Note:

(1)	For the year ended 31 March 2007, the cost incurred in respect of employees (including directors) from discontinued operations was £16 million.
37. Subsequent events
Vodacom
On 20 April 2009, the Group acquired an additional 15% stake in Vodacom for cash consideration of ZAR20.6 billion (£1.6 billion). On 18 May 2009, Vodacom became a subsidiary undertaking following the listing of its shares on the Johannesburg Stock Exchange and concurrent termination of the shareholder agreement with Telkom SA Limited, the seller and previous joint venture partner. During the period from 20 April 2009 to 18 May 2009, the Group continued to account for Vodacom as a joint venture, proportionately consolidating 65% of the results of Vodacom.
The Congress of South African Trade Unions (‘COSATU’) has instituted a court action against the Independent Communications Authority of South Africa (‘ICASA’) challenging the decision of ICASA not to require Vodacom (Pty) Limited to seek ICASA’s approval in respect of the sale of shares in Vodacom by Telkom SA Limited to Vodafone Holdings (SA) (Pty) Limited, the Vodacom listing and other related inter-conditional transactions (the “Transactions”) and hence the validity of the Transactions. Vodacom and its subsidiary, Vodacom (Pty) Limited, are named as respondents in that action. Vodacom will oppose this court action.
Vodacom received a letter from ICASA on 15 May 2009 purporting to rescind its previous decision that the Transactions only required notification rather than prior approval from ICASA and stating that a public consultation process will take place. Vodacom continues to believe that only a notification of the Transactions to ICASA was required.
Qatar
On 10 May 2009, Vodafone Qatar completed a public offering of 40% of its authorised share capital, raising QAR 3.4 billion (£0.6 billion). The shares are expected to be listed on the Doha securities market by July 2009.
Vodafone Group Plc Annual Report 2009 117

Notes to the consolidated financial statements continued

38. New accounting standards
The Group has not applied and does not intend to early adopt the following pronouncements, which have been issued by the IASB or the International Financial Reporting Interpretations Committee (‘IFRIC’).
IFRIC 13 “Customer Loyalty Programmes” was issued in June 2007 and is effective for annual periods beginning on or after 1 July 2008. The interpretation addresses how companies that grant their customers loyalty award credits when buying goods or services should account for their obligations to provide free or discounted goods and services. It requires that consideration received be allocated between the award credits and the other components of the sale. This interpretation will not have a material impact on the Group’s results, financial position or cash flows. This interpretation has been endorsed for use in the EU. The Group adopted IFRIC 13 on 1 April 2009.
IAS 23 (Revised) “Borrowing Costs” was issued in March 2007 and is effective for annual periods beginning on or after 1 January 2009. It requires the capitalisation of borrowing costs, to the extent they are directly attributable to the acquisition, production or construction of a qualifying asset. The option of immediate recognition of those borrowing costs as an expense has been removed. This standard will not have a material impact on the Group’s results, financial position or cash flows. This standard has been endorsed for use in the EU. The Group adopted IAS 23 (Revised) on 1 April 2009.
IFRS 3 (Revised) “Business Combinations” was issued in January 2008 and will apply to business combinations occurring on or after 1 April 2010. The revised standard introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognised, the reported results in the period that a business acquisition occurs and future reported results. This standard is likely to have a significant impact on the Group’s accounting for business acquisitions post adoption. This standard has not yet been endorsed for use in the EU.
An amendment to IAS 27 “Consolidated and Separate Financial Statements” was issued in January 2008 and is effective for annual periods beginning on or after 1 July 2009. The amendment requires that when a transaction occurs with non-controlling interests in Group entities that do not result in a change in control, the difference between the consideration paid or received and the recorded non-controlling interest should be recognised in equity. In cases where control is lost, any retained interest should be remeasured to fair value with the difference between fair value and the previous carrying value being recognised immediately in the income statement. The Group has historically entered into transactions that are within the scope of this standard and may do so in the future. This amendment has not yet been endorsed by the EU.
IAS 1 (Revised) “Presentation of Financial Statements” was issued in September 2007 and will be effective for annual periods beginning on or after 1 January 2009. The revised standard introduces the concept of a statement of comprehensive income, which enables users of the financial statements to analyse changes in an entity’s equity resulting from transactions with owners separately from non-owner changes. The revised standard provides the option of presenting items of income and expense and components of other comprehensive income either as a single statement of comprehensive income or in two separate statements. The Group does not currently believe the adoption of this revised standard will have a material impact on the results, financial position or cash flows. This statement has been endorsed for use in the EU.
IFRIC 18 “Transfers of Assets from Customers” was issued in January 2009 and is effective for transactions occurring on or after 1 July 2009. The interpretation provides guidance on accounting by entities receiving property, plant and equipment (or cash which must be used to construct or acquire property, plant and equipment) which must then be used to either connect the customer to a network and/or provide the customer with ongoing access to a supply of goods or services. The Group is currently assessing the impact of the interpretation on it’s results, financial position and cash flows. This interpretation has not yet been endorsed for use in the EU.
“Improvements to IFRSs” was issued in April 2009 and its requirements are effective over a range of dates, with the earliest being for annual periods beginning on or after 1 July 2009. This comprises a number of amendments to IFRSs, which resulted from the IASB’s annual improvements project. The Group is currently assessing the impact of adoption of these improvements on the Group’s results, financial position and cash flows. The improvements have not yet been endorsed for use in the EU.
The Group has not adopted the following pronouncements, which have been issued by the IASB or the IFRIC. The Group does not currently believe the adoption of these pronouncements will have a material impact on the consolidated results, financial position or cash flows of the Group. These pronouncements have been endorsed for use in the EU, unless otherwise stated.
•	“Amendment to IFRS 2 Share-based Payment: Vesting Conditions and Cancellations”, effective for annual periods beginning on or after 1 January 2009.

•	“Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements — Puttable Financial Instruments and Obligations Arising on Liquidation”, effective for annual periods beginning on or after 1 January 2009.

•	“Amendments to IFRS 1, “First-time adoption of IFRS and IAS 27 Consolidated and Separate Financial Statements — Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate”, effective for annual periods beginning on or after 1 January 2009.

•	“Improvements to IFRSs” issued in May 2008 are effective over a range of dates, with the earliest being for annual periods beginning on or after 1 January 2009.

•	“Eligible Hedged Items: Amendment to IAS 39 Financial Instruments: Recognition and Measurement” is effective for annual periods beginning on or after 1 July 2009. This amendment has not yet been endorsed for use in the EU.

•	IFRS 1 (Revised), “First-time Adoption of International Financial Reporting Standards”, effective for periods beginning on or after 1 January 2009. This standard has not yet been endorsed for use in the EU.

•	“Improving Disclosures about Financial Instruments: Amendments to IFRS 7 Financial Instruments: Disclosures”, effective for annual periods beginning on or after 1 January 2009.

•	“Embedded Derivatives: Amendments to IFRIC 9 and IAS 39”, effective for annual periods ending on or after 30 June 2009.

•	IFRIC 15, “Agreements for the Construction of Real Estate”, effective for annual periods beginning on or after 1 January 2009. This interpretation has not yet been endorsed for use in the EU.

•	IFRIC 16, “Hedges of a Net Investment in a Foreign Operation”, effective for annual periods beginning on or after 1 October 2008. This interpretation has not yet been endorsed for use in the EU.

•	IFRIC 17, “Distributions of Non-cash Assets to Owners”, effective for annual periods beginning on or after 1 July 2009. This interpretation has not yet been endorsed for use in the EU.

118 Vodafone Group Plc Annual Report 2009

Financials
39. Change in accounting policy
During the year, the Group changed its accounting policy with respect to the acquisition of minority interests in subsidiaries. The Group now applies the economic entity method, under which such transactions are accounted for as transactions between shareholders and there is no remeasurement to fair value of net assets acquired that were previously attributable to minority shareholders. Prior to this change in policy, the Group applied the parent company method to such transactions, and assets attributable to minority interests immediately prior to the respective acquisition, including goodwill and other acquired intangible assets, were remeasured to fair value at the date of acquisition.
The Group believes the new policy is preferable as it more closely aligns the accounting for these transactions with the treatment of minority interest as a component of equity and will aid comparability.
The impact of this voluntary change in accounting policy on the consolidated financial statements is primarily to reduce goodwill and acquired intangible assets and related income statement amounts arising on such transactions. This change did not result in a material impact on the current year or any years included within these consolidated financial statements. The impact on each line item of the primary financial statements since the Group’s adoption of IFRS is shown in the table below:

	As reported						Adjustments						Restated
	2007		2006		2005		2007		2006		2005		2007		2006		2005
	£m		£m		£m		£m		£m		£m		£m		£m		£m

Consolidated income statement
(Loss)/profit for the financial year from discontinued operations	(491)		(4,588)		1,102		75		1,690		80		(416)		(2,898)		1,182
(Loss)/profit for the financial year	(5,297)		(21,821)		6,518		75		1,690		80		(5,222)		(20,131)		6,598
Attributable to equity shareholders	(5,426)		(21,916)		6,410		75		1,690		80		(5,351)		(20,226)		6,490

Basic (loss)/earnings per share
(Loss)/profit from discontinued operations	(0.90	)p	(7.35	)p	1.56	p	0.14	p	2.70	p	0.12	p	(0.76	)p	(4.65	)p	1.68	p
(Loss)/profit for the financial year	(9.84	)p	(35.01	)p	9.68	p	0.14	p	2.70	p	0.12	p	(9.70	)p	(32.31	)p	9.80	p

Diluted (loss)/earnings per share
(Loss)/profit from discontinued operations	(0.90	)p	(7.35	)p	1.56	p	0.14	p	2.70	p	0.12	p	(0.76	)p	(4.65	)p	1.68	p
(Loss)/profit for the financial year	(9.84	)p	(35.01	)p	9.65	p	0.14	p	2.70	p	0.12	p	(9.70	)p	(32.31	)p	9.77	p

Consolidated statement of recognised income and expense
Foreign exchange gains transferred to the consolidated income statement	838		36		—		(75)		—		—		763		36		—
Net (loss)/gain recognised directly in equity	(808)		2,317		1,515		(75)		—		—		(883)		2,317		1,515
(Loss)/profit for the financial year	(5,297)		(21,821)		6,518		75		1,690		80		(5,222)		(20,131)		6,598
Total recognised income and expense relating to the year	(6,105)		(19,504)		8,033		—		1,690		80		(6,105)		(17,814)		8,113
Attributable to equity shareholders	(6,210)		(19,607)		7,958		—		1,690		80		(6,210)		(17,917)		8,038

Consolidated balance sheet
Total assets	109,617		126,738		147,197		—		(236)		(1,979)		109,617		126,502		145,218
Total equity	67,293		85,312		113,648		—		—		(1,690)		67,293		85,312		111,958
Total equity shareholders’ funds	67,067		85,425		113,800		—		—		(1,690)		67,067		85,425		112,110

Vodafone Group Plc Annual Report 2009   119

Audit report on the Company financial statements

Independent auditor’s report to the members of Vodafone Group Plc
We have audited the parent Company financial statements of Vodafone Group Plc for the year ended 31 March 2009 which comprise the balance sheet and the related notes 1 to 10. These parent Company financial statements have been prepared under the accounting policies set out therein.
We have reported separately on the consolidated financial statements of Vodafone Group Plc for the year ended 31 March 2009 and on the information in the directors’ remuneration report that is described as having been audited.
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
We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the directors’ report is consistent with the parent company financial statements.
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
Opinion
In our opinion:
•	the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company’s affairs as at 31 March 2009;

•	the parent company financial statements have been properly prepared in accordance with the Companies Act 1985; and

•	the information given in the directors’ report is consistent with the parent company financial statements.
Deloitte LLP
Chartered Accountants and Registered Auditors
London
United Kingdom
19 May 2009

120   Vodafone Group Plc Annual Report 2009

Financials
Company financial statements of Vodafone Group Plc
at 31 March

		2009	2008
	Note	£m	£m

Fixed assets
Shares in Group undertakings	3	64,937	64,922

Current assets
Debtors: amounts falling due after more than one year	4	2,352	821
Debtors: amounts falling due within one year	4	126,334	126,099
Cash at bank and in hand		111	—

		128,797	126,920
Creditors: amounts falling due within one year	5	(92,339)	(98,784)

Net current assets		36,458	28,136

Total assets less current liabilities		101,395	93,058
Creditors: amounts falling due after more than one year	5	(21,970)	(14,582)

		79,425	78,476

Capital and reserves
Called up share capital	6	4,153	4,182
Share premium account	8	43,008	42,934
Capital redemption reserve	8	10,101	10,054
Capital reserve	8	88	88
Other reserves	8	957	942
Own shares held	8	(8,053)	(7,867)
Profit and loss account	8	29,171	28,143

Equity shareholders’ funds		79,425	78,476

The Company financial statements were approved by the Board of directors on 19 May 2009 and were signed on its behalf by:

Vittorio Colao	Andy Halford
Chief Executive	Chief Financial Officer
The accompanying notes are an integral part of these financial statements.
Vodafone Group Plc Annual Report 2009   121

Notes to the Company financial statements

1. Basis of preparation
The separate financial statements of the Company are drawn up in accordance with the Companies Act 1985 and UK GAAP.
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
The Company has taken advantage of the exemption contained in FRS 29 “Financial Instruments: Disclosures” and has not produced any disclosures required by that standard, as disclosures that comply with FRS 29 are available in the Vodafone Group Plc annual report for the year ended 31 March 2009.
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
For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity, determined using the weighted average cost method, is included in the net profit or loss for the period.
Foreign currencies
Transactions in foreign currencies are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated into the Company’s functional currency at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the initial transaction dates. Non-monetary items measured in terms of historical cost in a foreign currency are not retranslated.
Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are included in the profit and loss account for the period. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in the profit and loss account for the period.
Borrowing costs
All borrowing costs are recognised in the profit and loss account in the period in which they are incurred.
Taxation
Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.
Deferred tax is provided in full on timing differences that exist at the balance sheet date and that result in an obligation to pay more tax, or a right to pay less tax in the future. The deferred tax is measured at the rate expected to apply in the periods in which the timing differences are expected to reverse, based on the tax rates and laws that are enacted or substantively enacted at the balance sheet date. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the company financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.
Financial instruments
Financial assets and financial liabilities, in respect of financial instruments, are recognised on the company balance sheet when the Company becomes a party to the contractual provisions of the instrument.
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
Capital market and bank borrowings
Interest bearing loans and overdrafts are initially measured at fair value (which is equal to cost at inception) and are subsequently measured at amortised cost using the effective interest rate method, except where they are identified as a hedged item in a fair value hedge. Any difference between the proceeds net of transaction costs and the settlement or redemption of borrowings is recognised over the term of the borrowing.
Equity instruments
Equity instruments issued by the Company are recorded at the proceeds received, net of direct issuance costs.
Derivative financial instruments and hedge accounting
The Company’s activities expose it to the financial risks of changes in foreign exchange rates and interest rates.
The use of financial derivatives is governed by the Group’s policies approved by the Board of directors, which provide written principles on the use of financial derivatives consistent with the Group’s risk management strategy.
Derivative financial instruments are initially measured at fair value on the contract date and are subsequently remeasured to fair value at each reporting date. The Company designates certain derivatives as hedges of the change of fair value of recognised assets and liabilities (‘fair value hedges’). Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, no longer qualifies for hedge accounting or the Company chooses to end the hedging relationship.

122   Vodafone Group Plc Annual Report 2009

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
Share-based payments
The Group operates a number of equity settled share-based compensation plans for the employees of subsidiary undertakings using the Company’s equity instruments. The fair value of the compensation given in respect of these share-based compensation plans is recognised as a capital contribution to the Company’s subsidiary undertakings over the vesting period. The capital contribution is reduced by any payments received from subsidiary undertakings in respect of these share-based payments.
Dividends paid and received
Dividends paid and received are included in the Company financial statements in the period in which the related dividends are actually paid or received or, in respect of the Company’s final dividend for the year, approved by shareholders.
Pensions
The Company is the sponsoring employer of the Vodafone Group pension scheme, a defined benefit pension scheme. The Company is unable to identify its share of the underlying assets and liabilities of the Vodafone Group pension scheme on a consistent and reasonable basis. Therefore, the Company has applied the guidance within FRS 17 to account for defined benefit schemes as if they were defined contribution schemes and recognise only the contribution payable each year. The Company had no contributions payable for the years ended 31 March 2009 and 31 March 2008.
3. Fixed assets
Shares in Group undertakings

£m

Cost:
1 April 2008	70,193
Capital contributions arising from share-based payments	128
Contributions received in relation to share-based payments	(113)

31 March 2009	70,208

Amounts provided for:
1 April 2008	5,271
Amounts provided for during the year	—

31 March 2009	5,271

Net book value:
31 March 2008	64,922

31 March 2009	64,937

At 31 March 2009, the Company had the following principal subsidiary undertakings:

		Country of	Percentage
Name	Principal activity	incorporation	shareholding

Vodafone European Investments	Holding company	England	100.0
Vodafone Group Services Limited	Global products and services provider	England	100.0

4. Debtors

	2009	2008
	£m	£m

Amounts falling due within one year:
Amounts owed by subsidiary undertakings	126,010	125,838
Taxation recoverable	44	137
Other debtors	280	124

	126,334	126,099

Amounts falling due after more than one year:
Deferred taxation	18	4
Other debtors	2,334	817

	2,352	821

Vodafone Group Plc Annual Report 2009 123

Notes to the Company financial statements continued
5. Creditors

	2009	2008
	£m	£m

Amounts falling due within one year:
Bank loans and other loans	7,717	4,442
Amounts owed to subsidiary undertakings	84,394	93,891
Group relief payable	—	42
Other creditors	174	393
Accruals and deferred income	54	16

	92,339	98,784

Amounts falling due after more than one year:
Other loans	21,707	14,409
Other creditors	263	173

	21,970	14,582

Included in amounts falling due after more than one year are other loans of £13,289 million, which are due in more than five years from 1 April 2009 and are payable otherwise than by instalments. Interest payable on this debt ranges from 2.15% to 8.125%.
6. Share capital

	2009		2008
	Number	£m	Number	£m

Authorised:
Ordinary shares of 11 3/7 US cents each	68,250,000,000	4,875	68,250,000,000	4,875
B shares of 15 pence each	38,563,935,574	5,784	38,563,935,574	5,784
Deferred shares of 15 pence each	28,036,064,426	4,206	28,036,064,426	4,206

Ordinary shares allotted, issued and fully paid(1):
1 April	58,255,055,725	4,182	58,085,695,298	4,172
Allotted during the year	51,227,991	3	169,360,427	10
Cancelled during the year	(500,000,000)	(32)	—	—

31 March	57,806,283,716	4,153	58,255,055,725	4,182

B shares allotted, issued and fully paid(2):
1 April	87,429,138	13	132,001,365	20
Redeemed during the year	(87,429,138)	(13)	(44,572,227)	(7)

31 March	—	—	87,429,138	13

Notes:
(1)	At 31 March 2009, the Company held 5,322,411,101 (2008: 5,127,457,690) treasury shares with a nominal value of £382 million (2008: £368 million) and 50,000 (2008: 50,000) 7% cumulative fixed rate shares of £1 each were authorised, allotted, issued and fully paid by the Company.

(2)	On 31 July 2006, Vodafone Group Plc undertook a return of capital to shareholders via a B share scheme and associated share consolidation. A total of 66,271,035,240 B shares were issued on that day, and 66,271,035,240 existing ordinary shares of 10 US cents each were consolidated into 57,987,155,835 new ordinary shares of 11 3/7 cents each. B shareholders were given the alternatives of initial redemption or future redemption at 15 pence per share or the payment of an initial dividend of 15 pence per share. The initial redemption took place on 4 August 2006 with future redemption dates on 5 February and 5 August each year until 5 August 2008 when the Company redeemed all B shares still in issue at their nominal value of 15 pence. B shareholders that chose future redemption were entitled to receive a continuing non-cumulative dividend of 75 per cent of sterling LIBOR payable semi-annually in arrear until they were redeemed.

By 31 March 2009, total capital of £9,026 million had been returned to shareholders, £5,735 million by way of capital redemption and £3,291 million by way of initial dividend (note 8). During the period, a transfer of £15 million (2008: £7 million) in respect of the B shares has been made from the profit and loss account reserve (note 8) to the capital redemption reserve (note 8).
Allotted during the year

		Nominal	Net
		value	proceeds
	Number	£m	£m

UK share awards and option scheme awards	49,130,811	3	72
US share awards and option scheme awards	2,097,180	—	5

Total for share awards and option scheme awards	51,227,991	3	77

124 Vodafone Group Plc Annual Report 2009

Financials
7. Share-based payments
The Company currently uses a number of equity settled share plans to grant options and shares to the directors and employees of its subsidiary undertakings, as listed below.
Share option plans
•	Vodafone Group savings related and sharesave plans

•	Vodafone Group executive plans

•	Vodafone Group 1999 long term stock incentive plan and ADSs

•	Other share option plans
Share plans
•	Share incentive plan

•	Restricted share plans
At 31 March 2009, the Company had 333 million ordinary share options outstanding (2008: 373 million) and 1 million ADS options outstanding (2008: 1 million).
The Company has made a capital contribution to its subsidiary undertakings in relation to share-based payments. At 31 March 2009, the cumulative capital contribution net of payments received from subsidiary undertakings was £328 million (31 March 2008: £313 million, 1 April 2007: £397 million). During the year ended 31 March 2009, the capital contribution arising from share-based payments was £128 million (2008: £107 million), with payments of £113 million (2008: £191 million) received from subsidiary undertakings.
Full details of share-based payments, share option schemes and share plans are disclosed in note 20 to the consolidated financial statements.
8. Reserves and reconciliation of movements in equity shareholders’ funds

		Share	Capital			Own	Profit	Total equity
	Share	premium	redemption	Capital	Other	shares	and loss	shareholders’
	capital	account	reserve	reserve	reserves	held	account	funds
	£m	£m	£m	£m	£m	£m	£m	£m

1 April 2008	4,182	42,934	10,054	88	942	(7,867)	28,143	78,476
Allotment of shares	3	74	—	—	—	—	—	77
Own shares released on vesting of share awards	—	—	—	—	—	59	—	59
Profit for the financial year	—	—	—	—	—	—	5,853	5,853
Dividends	—	—	—	—	—	—	(4,017)	(4,017)
Capital contribution given relating to share-based payments	—	—	—	—	128	—	—	128
Contribution received relating to share-based payments	—	—	—	—	(113)	—	—	(113)
Purchase of own shares	—	—	—	—	—	(1,000)	—	(1,000)
Cancellation of own shares held	(32)	—	32	—	—	755	(755)	—
B share capital redemption	—	—	15	—	—	—	(15)	—
Other movements	—	—	—	—	—	—	(38)	(38)

31 March 2009	4,153	43,008	10,101	88	957	(8,053)	29,171	79,425

The profit for the financial year dealt with in the accounts of the Company is £5,853 million (2008: £5,782 million). Under English law, the amount available for distribution to shareholders is based upon the profit and loss reserve of the Company and is reduced by the amount of own shares held and is limited by statutory or other restrictions.
The auditor’s remuneration for the year in respect of audit and audit related services was £1.3 million (2008: less than £1 million) and non-audit services £0.2 million (2008: £0.4 million).
The directors are remunerated by the Company for their services to the Group as a whole. No remuneration was paid to them specifically in respect of their services to Vodafone Group Plc for either year. Full details of the directors’ remuneration are disclosed in “Directors’ remuneration” on pages 57 to 67.
There were no employees other than directors of the Company throughout the current or the preceding year.
Vodafone Group Plc Annual Report 2009     125

Notes to the Company financial statements continued
9. Equity dividends

	2009	2008
	£m	£m

Declared during the financial year:
Final dividend for the year ended 31 March 2008: 5.02 pence per share (2007: 4.41 pence per share)	2,667	2,331
Interim dividend for the year ended 31 March 2009: 2.57 pence per share (2008: 2.49 pence per share)	1,350	1,322

	4,017	3,653

Proposed after the balance sheet date and not recognised as a liability:
Final dividend for the year ended 31 March 2009: 5.20 pence per share (2008: 5.02 pence per share)	2,731	2,667

10. Contingent Liabilities

	2009	2008
	£m	£m

Performance bonds	35	30
Credit guarantees — third party indebtedness	5,317	4,208
Other guarantees and contingent liabilities	231	255

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
At 31 March 2009, the Company had also guaranteed debt of Vodafone Finance K.K. amounting to £1,820 million (2008: £1,303 million). This facility expires by March 2011.
Other guarantees and contingent liabilities
Other guarantees principally comprise of a guarantee relating to a commitment to the Spanish tax authorities of £229 million (2008: £197 million).
Legal proceedings
Details regarding certain legal actions which involve the Company are set out in note 33 to the consolidated financial statements.
126   Vodafone Group Plc Annual Report 2009

Additional information

Shareholder information

Financial calendar for the 2010 financial year

Interim management statement	24 July 2009
Half-year financial results announcement	10 November 2009

Further details will be available at www.vodafone.com/investor, as they become available. The Company does not publish results announcements in the press; they are available online at www.vodafone.com/investor.
Dividends
Full details on the dividend amount per share can be found on page 40. Set out below is information relevant to the final dividend for the year ended 31 March 2009.

Ex-dividend date	3 June 2009
Record date	5 June 2009
Dividend reinvestment plan last election date	17 July 2009
Dividend payment date(1)	7 August 2009

Note:

(1)	Payment date for both ordinary shares and American Depositary Shares(‘ADSs’).
Dividend payment methods
Currently holders of ordinary shares and ADSs can:
•	have cash dividends paid direct to a bank or building society account; or

•	have cash dividends paid in the form of a cheque; or

•	elect to use the cash dividends to purchase more Vodafone shares under the dividend reinvestment plan (see below) or, in the case of ADSs, have the dividends reinvested to purchase additional Vodafone ADSs.
In relation to holders of ordinary shares only, the Company proposes that, after payment of the final dividend in August 2009, it will pay future dividend payments only by direct credit into a nominated bank or building society account, or alternatively, into the Company’s dividend reinvestment plan. The Company will no longer pay dividends by cheque to holders of ordinary shares with effect from February 2010.
By withdrawing cheque payments, the Company is seeking to improve the security of dividend payments to shareholders, by avoiding the risk of cheques being lost in the post and fraud. Shareholders will also benefit by receiving their dividend on the date of payment. Shareholders will continue to receive a tax voucher in respect of dividend payments.
Ordinary shareholders resident outside the UK and eurozone can have their dividends paid into their bank account directly via the Company’s registrars’ global payments service. Details and terms and conditions may be viewed at www.computershare.com/uk/investor/GPS.
For dividend payments in euros, the sterling: euro exchange rate will be determined by the Company shortly before the payment date, in accordance with the Company’s articles of association.
The Company will pay the ADS depositary, The Bank of New York, its dividend in US dollars. The sterling: US dollar exchange rate for this purpose will be determined by the Company up to ten New York and London business days prior to the payment date. Cash dividends to ADS holders will be paid by the ADS depositary in US dollars.
Further information about the dividend payments can be found at www.vodafone.com/dividends or, alternatively, please contact the Company’s registrars for further details.
Dividend reinvestment
The Company offers a dividend reinvestment plan which allows holders of ordinary shares, who choose to participate, to use their cash dividends to acquire additional shares in the Company. These are purchased on their behalf by the plan administrator through a low cost dealing arrangement.
For ADS holders, The Bank of New York Mellon maintains a Global BuyDIRECT Plan for the Company, which is a direct purchase and sale plan for depositary receipts, with a dividend reinvestment facility.
Final B share redemption date
In accordance with the terms of the 2006 return of capital and share consolidation, the Company redeemed and cancelled all outstanding B shares in issue on 5 August 2008 at their nominal value of 15 pence per share.
Telephone share dealing
A telephone share dealing service with the Company’s registrars is available for holders of ordinary shares. The service is available from 8.00 am to 4.30 pm, Monday to Friday, excluding bank holidays, on telephone number +44 (0)870 703 0084. Detailed terms and conditions are available on request by calling the above number.

Registrars and transfer office
If private shareholders have any enquiries about their holding of ordinary shares, such as a change of address, change of ownership or dividend payments, they should contact the Company’s registrars at the address or telephone number below. Computershare Investor Services PLC maintain the Vodafone Group Plc share register and holders of ordinary shares may view and update details of their shareholding via the registrars’ investor centre at www.computershare.com/uk/investorcentre.
ADS holders should address any queries or instructions regarding their holdings to the depositary bank for the Company’s ADR programme at the address or telephone number below. ADS holders can view their account information, make changes and conduct many other transactions at www.bnymellon.com/shareowner.

The registrars	(Holders of ordinary shares resident in Ireland):
Computershare Investor Services PLC	Computershare Investor Services (Ireland) Limited
The Pavilions	PO Box 9742
Bridgwater Road, Bristol BS99 6ZY, England	Dublin 18, Ireland
Telephone: +44 (0)870 702 0198	Telephone: 0818 300 999
www.investorcentre.co.uk/contactus	www.investorcentre.co.uk/contactus
ADR depositary
The Bank of New York Mellon
BNY Mellon Shareowner Services
PO Box 358516
Pittsburgh, PA 15252-8516, USA
Telephone: 1 800 233 5601 (toll free) or, for calls outside the USA,
+1 201 680 6837 (not toll free) and enter company number 2160
Email: shrrelations@bnymellon.com
Vodafone Group Plc Annual Report 2009     127

Shareholder information continued

Internet share dealing
An internet share dealing service is available for holders of ordinary shares who want either to buy or sell ordinary shares. Further information about this service can be obtained from the Company’s registrars on +44 (0)870 702 0198 or by logging onto www.computershare.com/dealing/uk.
Online shareholder services
The Company provides a number of shareholder services online at www.vodafone.com/shareholder, where shareholders may:
•	register to receive electronic shareholder communications. Benefits to shareholders include faster receipt of communications, such as annual reports, with cost and time savings for the Company. Electronic shareholder communications are also more environmentally friendly;

•	view a live webcast of the AGM of the Company on 28 July 2009. A recording will be available to view after that date;

•	view and/or download the 2009 annual report;

•	check the current share price;

•	calculate dividend payments; and

•	use interactive tools to calculate the value of shareholdings, change registered address or dividend mandate instructions, look up the historic price on a particular date and chart Vodafone ordinary share price changes against indices.
Shareholders and other interested parties can also receive company press releases, including London Stock Exchange announcements, by registering for Vodafone news via the Company’s website at www.vodafone.com/media. Registering for Vodafone news will enable users to:
•	access the latest news from their mobile; and
•	have news automatically e-mailed to them.
Annual general meeting
The twenty-fifth AGM of the Company will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on 28 July 2009 at 11.00 am.
A combined review of the year and notice of AGM, including details of the business to be conducted at the AGM, will be circulated to shareholders and can be viewed at the Company’s website at www.vodafone.com/agm.
The AGM will be transmitted via a live webcast and can be viewed at the Company’s website at www.vodafone.com/agm on the day of the meeting and a recording will be available to view after that date.
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
ShareGift transfer forms specifically for the Company’s shareholders are available from the Company’s registrars, Computershare Investor Services PLC, and, even if the share certificate has been lost or destroyed, the gift can be completed. The service is generally free. However, there may be an indemnity charge for a lost or destroyed share certificate where the value of the shares exceeds £100. Further details about ShareGift can be obtained from its website at www.ShareGift.org or at 17 Carlton House Terrace, London SW1Y5AH (telephone: +44 (0)20 7930 3737).
Asset Checker Limited
The Company participates in Asset Checker, the online service which provides a search facility for solicitors and probate professionals to quickly and easily trace UK shareholdings relating to deceased estates. For further information, visit www.assetchecker.co.uk.
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
The share price at 31 March 2009 was 122.8 pence (31 March 2008: 150.9 pence). The share price on 18 May 2009 was 127.5 pence.
The following tables set out, for the periods indicated, (i) the reported high and low middle market quotations of ordinary shares on the London Stock Exchange, and (ii) the reported high and low sales prices of ADSs on the NYSE.
On 31 July 2006, the Group returned approximately £9 billion to shareholders in the form of a B share arrangement. As part of this arrangement, and in order to facilitate historical share price comparisons, the Group’s share capital was consolidated on the basis of seven new ordinary shares for every eight ordinary shares held at this date. Share prices in the five and two year data tables below have not been restated to reflect this consolidation.

	London Stock
	Exchange
	Pounds per		NYSE
	ordinary share		Dollars per ADS
Year ended 31 March	High	Low	High	Low

2005	1.49	1.14	28.54	20.83
2006	1.55	1.09	28.04	19.32
2007	1.54	1.08	29.85	20.07
2008	1.98	1.36	40.87	26.88
2009	1.70	0.96	32.87	15.30

	London Stock
	Exchange
	Pounds per		NYSE
	ordinary share		Dollars per ADS
Quarter	High	Low	High	Low

2007/2008
First quarter	1.69	1.36	33.87	26.88
Second quarter	1.79	1.47	36.52	29.13
Third quarter	1.98	1.67	40.87	34.32
Fourth quarter	1.94	1.46	38.27	29.27

2008/2009
First quarter	1.70	1.40	32.87	27.72
Second quarter	1.58	1.18	31.21	21.01
Third quarter	1.41	0.96	23.06	15.30
Fourth quarter	1.48	1.13	21.88	15.46

2009/2010
First quarter(1)	1.33	1.19	19.64	17.68

	London Stock
	Exchange
	Pounds per		NYSE
	ordinary share		Dolliars per ADS
Month	High	Low	High	Low

November 2008	1.30	1.07	19.85	16.62
December 2008	1.39	1.21	20.44	17.56
January 2009	1.48	1.29	21.88	18.15
February 2009	1.38	1.20	20.50	17.17
March 2009	1.27	1.13	17.96	15.46
April 2009	1.33	1.19	19.48	17.68
May 2009(1)	1.29	1.19	19.64	18.03

Note:

(1)	Covering period up to 18 May 2009.

128   Vodafone Group Plc Annual Report 2009

Additional information

The current authorised share capital comprises 68,250,000,000 ordinary shares of US$0.11 3/7 each and 50,000 7% cumulative fixed rate shares of £1.00 each and 38,563,935,574 B shares of £0.15 each and 28,036,064,426 deferred shares of £0.15 pence each.
Inflation and foreign currency translation
Inflation
Inflation has not had a significant effect on the Group’s results of operations and financial condition during the three years ended 31 March 2009.
Foreign currency translation
The following table sets out the pounds sterling exchange rates of the other principal currencies of the Group, being: “euros”, “€” or “eurocents”, the currency of the European Union (‘EU’) Member states which have adopted the euro as their currency, and “US dollars”, “US$”, “cents” or “¢”, the currency of the United States.

	31 March		Change
Currency(=£1)	2009	2008	%

Average:
Euro	1.20	1.42	(15.5)
US dollar	1.72	2.01	(14.4)
At 31 March:
Euro	1.08	1.26	(14.3)
US dollar	1.43	1.99	(28.1)

The following table sets out, for the periods and dates indicated, the period end, average, high and low exchanges rates for pounds sterling expressed in US dollars per £1.00.

Year ended 31 March	31 March	Average	High	Low

2005	1.89	1.85	1.96	1.75
2006	1.74	1.79	1.92	1.71
2007	1.97	1.89	1.98	1.74
2008	1.99	2.01	2.11	1.94
2009	1.43	1.72	2.00	1.37

Month	High	Low

November 2008	1.60	1.47
December 2008	1.55	1.44
January 2009	1.52	1.37
February 2009	1.49	1.42
March 2009	1.47	1.38
April 2009	1.50	1.44

Markets
Ordinary shares of Vodafone Group Plc are traded on the London Stock Exchange and, in the form of ADSs, on the NYSE. The Company had a total market capitalisation of approximately £66.9 billion at 18 May 2009, making it the third largest listing in The Financial Times Stock Exchange 100 index and the 31st largest company in the world based on market capitalisation at that date.
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
ADS holders are not members of the Company but may instruct The Bank of New York Mellon on the exercise of voting rights relative to the number of ordinary shares represented by their ADSs. See “Memorandum and articles of association and applicable English law—Rights attaching to the Company’s shares—Voting rights” on page 130.
Shareholders at 31 March 2009

	Number of	% of total
Number of ordinary shares held	accounts	issued shares

1-1,000	440,296	0.21%
1,001–5,000	81,147	0.31%
5,001–50,000	25,850	0.56%
50,001–100,000	1,149	0.14%
100,001–500,000	1,123	0.46%
More than 500,000	1,817	98.32%

	551,382	100.00

Geographical analysis of shareholders
At 31 March 2009, approximately 54.3%of the Company’s shares were held in the UK, 30.3% in North America, 11.9% in Europe (excluding the UK) and 3.5% in the rest of the world.
Major shareholders
The Bank of New York Mellon, as custodian of the Company’s ADR programme, held approximately 11.7% of the Company’s ordinary shares of US$0.11 3/7 each at 18 May 2009 as nominee. The total number of ADRs outstanding at 18 May 2009 was 618,284,295. At this date, 1,258 holders of record of ordinary shares had registered addresses in the United States and in total held approximately 0.008% of the ordinary shares of the Company. At 18 May 2009, the following percentage interests in the ordinary share capital of the Company, disclosable under the Disclosure and Transparency Rules, (DTR 5), have been notified to the directors:

Shareholder	Shareholding

AXA S.A.	4.61%
Legal & General Group Plc	4.43%

The rights attaching to the ordinary shares of the Company held by these shareholders are identical in all respects to the rights attaching to all the ordinary shares of the Company. The directors are not aware, at 18 May 2009, of any other interest of 3% or more in the ordinary share capital of the Company. The Company is not directly or indirectly owned or controlled by any foreign government or any other legal entity. There are no arrangements known to the Company that could result in a change of control of the Company.
Memorandum and articles of association and applicable
English law
The following description summarises certain provisions of the Company’s memorandum and articles of association and applicable English law. This summary is qualified in its entirety by reference to the Companies Act 1985 of England and Wales, as amended and the Companies Act 2006 of England and Wales as in force, and the Company’s memorandum and articles of association. Information on where shareholders can obtain copies of the memorandum and articles of association is provided under “Documents on display” on page 131.
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

Vodafone Group Plc Annual Report 2009   129

Shareholder information continued

Directors
The Company’s articles of association provide for a Board of directors, consisting of not fewer than three directors, who shall manage the business and affairs of the Company.
The directors are empowered to exercise all the powers of the Company subject to any restrictions in the articles of association.
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
In accordance with the Company’s articles of association, directors retiring at each AGM are those last elected or re-elected at or before the AGM held in the third calendar year before the current year. In 2005, the Company reviewed its policy regarding the retirement and re-election of directors and, although it is not intended to amend the Company’s articles of association in this regard, the Board has decided, in the interests of good corporate governance, that all of the directors should offer themselves for re-election annually.
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
In addition, as required by The Directors’ Remuneration Report Regulations, the Board has, since 2003, prepared a report to shareholders on the directors’ remuneration which complies with the regulations (see pages 57 to 67). The report is also subject to a shareholder vote.
Rights attaching to the Company’s shares
At 31 March 2009, the issued share capital of the Company was comprised of 50,000 7% cumulative fixed rate shares of £1.00 each and 52,483,872,615 ordinary shares (excluding treasury shares) of US$0.11 3/7 each.
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
Holders of the Company’s ordinary shares may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the directors. The Board of directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution. Dividends on ordinary shares will be announced in pounds sterling. Holders of ordinary shares with a registered address in a eurozone country (defined, for this purpose, as a country that has adopted the euro as its national currency) will receive their dividends in euros, exchanged from pounds sterling at a rate fixed by the Board of directors in accordance with the articles of association. Dividends for ADS holders represented by ordinary shares held by the depositary will be paid to the depositary in US dollars, exchanged from pounds sterling at a rate fixed by the directors in accordance with the articles of association, and the depositary will distribute them to the ADS holders.
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
Employees are able to vote any shares held under the Vodafone Group Share Incentive Plan and ‘My ShareBank’ (a vested share account) through the respective plan’s trustees.
Holders of the Company’s 7% cumulative fixed rate shares are only entitled to vote on any resolution to vary or abrogate the rights attached to the fixed rate shares. Holders have one vote for every fully paid 7% cumulative fixed rate share.

130   Vodafone Group Plc Annual Report 2009

Additional information

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
Pre-emptive rights and new issues of shares
Under Section 80 of the Companies Act 1985, directors are, with certain exceptions, unable to allot relevant securities without the authority of the shareholders in a general meeting. Relevant securities as defined in the Companies Act 1985 include the Company’s ordinary shares or securities convertible into the Company’s ordinary shares. In addition, Section 89 of the Companies Act 1985 imposes further restrictions on the issue of equity securities (as defined in the Companies Act 1985, which include the Company’s ordinary shares and securities convertible into ordinary shares) which are, or are to be, paid up wholly in cash and not first offered to existing shareholders. The Company’s articles of association allow shareholders to authorise directors for a period up to five years to allot (a) relevant securities generally up to an amount fixed by the shareholders and (b) equity securities for cash other than in connection with a rights issue up to an amount specified by the shareholders and free of the restriction in Section 89. In accordance with institutional investor guidelines, the amount of relevant securities to be fixed by shareholders is normally restricted to one third of the existing issued ordinary share capital, and the amount of equity securities to be issued for cash other than in connection with a rights issue is restricted to 5% of the existing issued ordinary share capital.
Disclosure of interests in the Company’s shares
There are no provisions in the articles of association whereby persons acquiring, holding or disposing of a certain percentage of the Company’s shares are required to make disclosure of their ownership percentage, although such requirements exist under rules derived by the Disclosure and Transparency Rules (‘DTRs’).
The basic disclosure requirement upon a person acquiring or disposing of shares carrying voting rights is an obligation to provide written notification to the Company, including certain details as set out in DTR 5, where the percentage of the person’s voting rights which he holds as shareholder or through his direct or indirect holding of financial instruments (falling within DTR 5.3.1R) reaches or exceeds 3% and reaches, exceeds or falls below each 1% threshold thereafter.
Under Section 793 of the Companies Act 2006, the Company may, by notice in writing, require a person that the Company knows or has reasonable cause to believe is, or was during the preceding three years, interested in the Company’s shares to indicate whether or not that is correct and, if that person does or did hold an interest in the Company’s shares, to provide certain information as set out in the Companies Act 2006. DTR 3 deals with the disclosure by persons “discharging managerial responsibility” and their connected persons of the occurrence of all transactions conducted on their account in the shares in the Company. Part 28 of The Companies Act 2006 sets out the statutory functions of the Panel on Takeovers & Mergers (the ‘Panel’). The Panel is responsible for issuing and administering the Code on Takeovers & Mergers and governs disclosure requirements on all parties to a takeover with regard to dealings in the securities of an offeror or offeree company and also on their respective associates during the course of an offer period.
General meetings and notices
Annual general meetings are held at such times and place as determined by the directors of the Company. The directors may also, when they think fit, convene other general meetings of the Company. General meetings may also be convened on requisition as provided by the Companies Act 2006.
An annual general meeting and any other general meeting called for the passing of a special resolution needs to be called by not less than twenty-one days’ notice in writing and all other general meetings by not less than fourteen days’ notice in writing. The directors may determine that persons entitled to receive notices of meetings are those persons entered on the register at the close of business on a day determined by the directors but not later than twenty-one days before the date the relevant notice is sent. The notice may also specify the record date, which shall not be more than forty-eight hours before the time fixed for the meeting.
Shareholders must provide the Company with an address or (so far as the Companies Acts allow) an electronic address or fax number in the United Kingdom in order to be entitled to receive notices of shareholders’ meetings and other notices and documents. In certain circumstances, the Company may give notices to shareholders by advertisement in newspapers in the United Kingdom. Holders of the Company’s ADSs are entitled to receive notices under the terms of the Deposit Agreement relating to the ADSs.
Under Section 336 of the Companies Act 2006, the annual general meeting of shareholders must be held each calendar year and within six months of the Company’s year end.
Electronic communications
The Company may, subject to and in accordance with the Companies Act 2006, communicate all shareholder information by electronic means, including by making such information available on a website, with notification that such information shall be available on the website.
Variation of rights
If, at any time, the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Acts, either with the consent in writing of the holders of three fourths in nominal value of the shares of that class or upon the adoption of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class.
At every such separate meeting, all of the provisions of the articles of association relating to proceedings at a general meeting apply, except that (a) the quorum is to be the number of persons (which must be at least two) who hold or represent by proxy not less than one third in nominal value of the issued shares of the class or, if such quorum is not present on an adjourned meeting, one person who holds shares of the class regardless of the number of shares he holds, (b) any person present in person or by proxy may demand a poll, and (c) each shareholder will have one vote per share held in that particular class in the event a poll is taken. Class rights are deemed not to have been varied by the creation or issue of new shares ranking equally with or subsequent to that class of shares in sharing in profits or assets of the Company or by a redemption or repurchase of the shares by the Company.
Limitations on voting and shareholding
As far as the Company is aware, there are no limitations imposed on the transfer, holding or voting of the Company’s shares other than those limitations that would generally apply to all of the shareholders. No shareholder has any securities carrying special rights with regard to control of the Company.
Documents on display
The Company is subject to the information requirements of the US Securities and Exchange Act of 1934 applicable to foreign private issuers. In accordance with these requirements, the Company files its annual report on Form 20-F and other related documents with the SEC. These documents may be inspected at the SEC’s public reference rooms located at 100 F Street, NE Washington, DC 20549. Information on the operation of the public reference room can be obtained in the US by calling the SEC on +1-800-SEC-0330. In addition, some of the Company’s SEC filings, including all those filed on or after 4 November 2002, are available on the SEC’s website at www.sec.gov. Shareholders can also obtain copies of the Company’s memorandum and articles of association from the Vodafone website at www.vodafone.com/governance or from the Company’s registered office.
Debt securities
Pursuant to an Agreement of Resignation, Appointment and Acceptance, dated as of 24 July 2007, by and among the Company, The Bank of New York Mellon and Citibank N.A, The Bank of New York Mellon has become the successor trustee to Citibank N.A. under the Company’s Indenture dated as of 10 February 2000.
Material contracts
At the date of this annual report, the Group is not party to any contracts that are considered material to the Group’s results or operations, except for its US$9.1 billion credit facilities which are discussed under “Financial position and resources” on page 44.

Vodafone Group Plc Annual Report 2009    131

Shareholder information continued

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
This section relates to shares and ADSs in the Company. Certain specific UK and other tax consequences of a return of capital and share consolidation are discussed on pages C-1 to C-3. This section describes, primarily for a US holder (as defined below), in general terms, the principal US federal income tax and UK tax consequences of owning or disposing of shares or ADSs in the Company held as capital assets (for US and UK tax purposes). This section does not, however, cover the tax consequences for members of certain classes of holders subject to special rules including officers of the Company, employees and holders that, directly or indirectly, hold 10% or more of the Company’s voting stock.
A US holder is a beneficial owner of shares or ADSs that is for US federal income tax purposes:
•	a citizen or resident of the United States;

•	a US domestic corporation;

•	an estate, the income of which is subject to US federal income tax regardless of its source; or

•	a trust, if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust.
If a partnership holds the shares or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the shares or ADSs should consult its tax advisor with regard to the US federal income tax treatment of an investment in the shares or ADSs.
This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and on the tax laws of the United Kingdom and the Double Taxation Convention between the United States and the United Kingdom (the ‘treaty’), all as currently in effect. These laws are subject to change, possibly on a retroactive basis.
This section is further based in part upon the representations of the depositary and assumes that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.
Based on this assumption, for purposes of the treaty and the US-UK double taxation convention relating to estate and gift taxes (the ‘Estate Tax Convention’), and for US federal income tax and UK tax purposes, a holder of ADRs evidencing ADSs will be treated as the owner of the shares in the Company represented by those ADSs. Generally, exchanges of shares for ADRs, and ADRs for shares, will not be subject to US federal income tax or to UK tax, other than stamp duty or stamp duty reserve tax (see the section on these taxes on the following page).
Taxation of dividends
UK taxation
Under current UK tax law, no withholding tax will be deducted from dividends paid by the Company. A shareholder that is a company resident for UK tax purposes in the United Kingdom will generally not be taxable on a dividend it receives from the Company. The Government has announced the introduction of provisions (with effect from 1 July 2009) which, if enacted in their current form, would result in shareholders who are within the charge to corporate tax being subject to corporate tax on dividends paid by the Company, unless the dividends fall within an exempt class and certain other conditions are met. It is expected that the dividends paid by the Company would generally be exempt.
A shareholder in the Company who is an individual resident for UK tax purposes in the United Kingdom is entitled, in calculating their liability to UK income tax, to a tax credit on cash dividends paid on shares in the Company or ADSs, and the tax credit is equal to one-ninth of the cash dividend.
US federal income taxation
Subject to the PFIC rules described below, a US holder is subject to US federal income taxation on the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends paid to a non-corporate US holder in tax years beginning before 1 January 2011 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15%, provided that the ordinary shares or ADSs are held for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by the Company with respect to the shares or ADSs will generally be qualified dividend income.
A US holder is not subject to a UK withholding tax. The US holder includes in gross income for US federal income tax purposes only the amount of the dividend actually received from the Company, and the receipt of a dividend does not entitle the US holder to a foreign tax credit.
Dividends must be included in income when the US holder, in the case of shares, or the depositary, in the case of ADSs, actually or constructively receives the dividend and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Dividends will be income from sources outside the United States. For the purpose of the foreign tax credit limitation, foreign source income is classified in one or two baskets, and the credit for foreign taxes on income in any basket is limited to US federal income tax allocable to that income. Generally, dividends paid by the Company will constitute foreign source income in the passive income basket.
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
Taxation of capital gains
UK taxation
A US holder may be liable for both UK and US tax in respect of a gain on the disposal of the Company’s shares or ADSs if the US holder is:
•	a citizen of the United States resident or ordinarily resident for UK tax purposes in the United Kingdom;

•	a citizen of the United States who has been resident or ordinarily resident for UK tax purposes in the United Kingdom, ceased to be so resident or ordinarily resident for a period of less than five years of assessment and who disposed of the shares or ADSs during that period (a ‘temporary non-resident’), unless the shares or ADSs were also acquired during that period, such liability arising on that individual’s return to the UK;

•	a US domestic corporation resident in the United Kingdom by reason of being centrally managed and controlled in the United Kingdom; or

•	a citizen of the United States or a US domestic corporation that carries on a trade, profession or vocation in the United Kingdom through a branch or agency or, in the case of US domestic companies, through a permanent establishment and that has used the shares or ADSs for the purposes of such trade, profession or vocation or has used, held or acquired the shares or ADSs for the purposes of such branch or agency or permanent establishment.
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

132   Vodafone Group Plc Annual Report 2009

Additional information

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
US federal income taxation
Subject to the PFIC rules described below, a US holder that sells or otherwise disposes of the Company’s shares or ADSs will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realised and the holder’s tax basis, determined in US dollars, in the shares or ADSs. Generally, a capital gain of a non-corporate US holder that is recognised in tax years beginning before 1 January 2011 is taxed at a maximum rate of 15%, provided the holder has a holding period of more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of losses is subject to limitations.
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
UK stamp duty and stamp duty reserve tax
Stamp duty will, subject to certain exceptions, be payable on any instrument transferring shares in the Company to the custodian of the depositary at the rate of 1.5% on the amount or value of the consideration if on sale or on the value of such shares if not on sale. Stamp duty reserve tax (‘SDRT’), at the rate of 1.5% of the price or value of the shares, could also be payable in these circumstances and on issue to such a person, but no SDRT will be payable if stamp duty equal to such SDRT liability is paid. In accordance with the terms of the deposit agreement, any tax or duty payable on deposits of shares by the depositary or the custodian of the depositary will be charged to the party to whom ADSs are delivered against such deposits.
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
PFIC rules
The Company does not believe that the shares or ADSs will be treated as stock of a passive foreign investment company, or PFIC, for US federal income tax purposes. This conclusion is a factual determination that is made annually and thus is subject to change. If the Company is treated as a PFIC, any gain realised on the sale or other disposition of the shares or ADSs would in general not be treated as capital gain, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs. Otherwise a US holder would be treated as if he or she has realised such gain and certain “excess distributions” rateably over the holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated. An interest charge in respect of the tax attributable to each such year would also apply. Dividends received from Vodafone would not be eligible for the preferential tax rate applicable to qualified dividend income for certain non-corporate holders.

Vodafone Group Plc Annual Report 2009    133

History and development

The Company was incorporated under English law in 1984 as Racal Strategic Radio Limited (registered number 1833679). After various name changes, 20% of Racal Telecom Plc capital was offered to the public in October 1988. The Company was fully demerged from Racal Electronics Plc and became an independent company in September 1991, at which time it changed its name to Vodafone Group Plc.
Since then, the Group entered into various transactions, which consolidated the Group’s position in the United Kingdom and enhanced its international presence. The most significant of these transactions were as follows:
•	The merger with AirTouch Communications, Inc., which completed on 30 June 1999. The Company changed its name to Vodafone AirTouch plc in June 1999, but then reverted to its former name, Vodafone Group Plc, on 28 July 2000.

•	The acquisition of Mannesmann AG, which completed on 12 April 2000. Through this transaction the Group acquired subsidiaries in Germany and Italy, and increased the Group’s indirect holding in SFR.

•	Through a series of business transactions between 1999 and 2004, the Group acquired a 97.7% stake in Vodafone Japan. This was then disposed of on 27 April 2006.

•	On 8 May 2007, the Group acquired companies with interests in Vodafone Essar for US$10.9 billion (£5.5 billion), following which the Group controls Vodafone Essar.
Other transactions that have occurred since 31 March 2006 are as follows:
20 April 2006 — South Africa: Increased stake in Vodacom Group (Pty) Limited (‘Vodacom’) by 15.0% to 50.0% for a consideration of ZAR15.8 billion (£1.5 billion).
24 May 2006 — Turkey: The assets of Telsim Mobil Telekomunikasyon were acquired for US$4.67 billion (£2.6 billion).
29 June 2006 — Greece: The Group’s interest in Vodafone Greece reached 99.9% following a public offer for all outstanding shares.
3 November 2006 — Belgium: Disposed of 25% interest in Belgacom Mobile SA for €2.0 billion (£1.3 billion).
25 November 2006 — Netherlands: Group’s shareholding increased to 100.0% following a compulsory acquisition of outstanding shares.
3 December 2006 — Egypt: Acquired an additional 4.8% stake in Vodafone Egypt bringing the Group’s interest to 54.9%.
20 December 2006 — Switzerland: Disposed of 25% interest in Swisscom Mobile AG for CHF4.25 billion (£1.8 billion).
9 May 2007 — India: A Bharti group company irrevocably agreed to purchase the Group’s 5.60% direct shareholding in Bharti Airtel Limited (see note 30 to the consolidated financial statements).
3 December 2007 — Italy and Spain: Acquired Tele2 Italia SpA and Tele2 Telecommunications Services SLU from Tele2 AB Group for €775 million (£537 million).
11 December 2007 — Qatar: A consortium comprising Vodafone and The Qatar Foundation was named as the successful applicant in the auction to become the second mobile operator in Qatar.
19 May 2008 — Arcor: The Group increased its stake in Arcor for €460 million (£366 million) and now owns 100% of Arcor.
17 August 2008 — Ghana: The Group acquired 70% of Ghana Telecommunications for cash consideration of £486 million (see note 29 to the consolidated financial statements).
18 December 2008 — Poland: The Group increased its stake in Polkomtel S.A. by 4.8% to 24.4% for net cash consideration of €186 million (£171 million).
9 January 2009 — Verizon Wireless: Verizon Wireless completed its acquisition of Alltel Corp. for approximately US$5.9 billion (£3.9 billion).
9 February 2009 — Australia: Announced an agreement to merge its Australian business with Hutchison Telecommunications (Australia) Limited, forming a 50:50 joint venture.
20 April 2009 — South Africa: the Group acquired an additional 15% stake in Vodacom for cash consideration of ZAR20.6 billion (£1.6 billion). On 18 May 2009, Vodacom became a subsidiary undertaking following the listing of its shares on the Johannesburg Stock Exchange and concurrent termination of the shareholder agreement with Telkom SA Limited, the seller and previous joint venture partner.

134    Vodafone Group Plc Annual Report 2009

Additional information

Regulation

The Group’s operating companies are generally subject to regulation governing the operation of their business activities. Such regulation typically takes the form of industry specific law and regulation covering telecommunications services and general competition (antitrust) law applicable to all activities. Some regulation implements commitments made by governments under the Basic Telecommunications Accord of the World Trade Organisation to facilitate market entry and establish regulatory frameworks.
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
European Union
In November 2007, the Commission published proposals to amend the EU framework (‘the review’). Any changes to the EU framework would become effective following their transposition into national law from around 2010. Not all of these affect Vodafone directly. The proposals that may directly affect Vodafone include:
•	the creation of a new European advisory body;

•	amendments intended to facilitate investment in next generation fixed infrastructure;

•	the addition of functional separation as a remedy subject to certain conditions being fulfilled;

•	changes to the licensing of spectrum, introducing more flexibility, trading and market-based approaches;

•	some ‘net neutrality’ provisions to address the concerns that the services of some internet service providers will be blocked or otherwise discriminated against by network operators;

•	proposals that number portability be completed in one day on all networks in the EU;

•	various measures to address concerns about network security; and

•	various measures to address the provision of services for the disabled.
The proposed changes have been voted on by the European Parliament and the Council of Member States (the ‘Council’) must decide whether to accept the Parliament’s amendments. This process is expected to conclude in June 2009 if the Council accepts. If not, the proposals will proceed to a third reading. The impact of the review on Vodafone will depend on the changes actually adopted by the EU, the manner in which revised directives are subsequently implemented in member states and how the revised regulatory framework is then applied by the respective national regulatory authorities (‘NRAs’) and the European Commission (the ‘Commission’).
The European Commission’s Competition Directorate has commenced an investigation into the provision of voice over internet protocol (‘VOIP’), with a preliminary investigation into the provision of access to VOIP and other internet services over mobile networks. This investigation is at an early stage with the Commission gathering information from interested parties.
International roaming
In April 2009, the European Parliament voted in favour of a revised regulation (the ‘roaming regulation’) under Article 95 of the EU Treaty amending and extending the requirements on mobile operators to supply voice roaming by means of a euro-tariff (from which customers may opt out) under which the cost of making and receiving calls within the EU is capped. New caps for making calls are proposed at 39 eurocents and 35 eurocents and new caps for the costs of receiving calls of 15 eurocents and 11 eurocents effective July 2010 and July 2011, respectively. The revised regulation requires roaming voice charges to be levied in per second units, although operators may establish certain initial charges for making calls.
The roaming regulations also regulates roaming text messages and data roaming with proposals including a retail cap of 11 eurocents and a wholesale cap of 4 eurocents on roaming text messages. An average wholesale price cap for data roaming services of 100 eurocents per megabyte is proposed. This price cap reduces to 80 eurocents in July 2010 and to 50 eurocents in July 2011. In addition, the regulation sets out a number of transparency measures to be implemented. The proposals require agreement of the Council to become law and are likely to enter into force in July 2009.
Call termination
At 31 March 2009, the termination rates effective for the Group’s subsidiaries and joint ventures within the EU, which differs from the Group’s Europe region, ranged from 4.7 eurocents (4.3 pence) to 9.7 eurocents (9.0 pence), at the relevant 31 March 2009 exchange rate.
In May 2009, the Commission adopted a recommendation aimed at achieving further convergence of termination rates in Europe, including principles on which cost elements should be taken into account when NRAs determine termination rates and to ensure that termination rates are implemented at a “cost efficient, symmetric level” by 31 December 2012 or in certain cases by July 2014. NRAs are required to take utmost account of the Commission’s recommendations, but may depart from them in justified circumstances.
Fixed network regulation
In September 2008, the Commission consulted upon proposals for a recommendation on the future regulation of fibre networks. Plans to construct such networks have been announced by the incumbent fixed line operators in the UK, Italy, the Netherlands and Spain and are already well developed in France and Germany.
Spectrum
In February 2007, the Commission published a communication on its plans to introduce greater flexibility in the use of spectrum in selected bands, including 2G and 3G bands, through the use of decisions agreed with the Radio Spectrum Committee (an EU level committee comprising the Commission and member states). The first proposed measure is a replacement of the GSM Directive by a decision to allow the deployment of UMTS services using 900 MHz and 1800 MHz spectrum (‘refarming’). The Commission submitted formal proposals for such a decision to the European Parliament in July 2007.
In November 2007, the European Commission made a policy announcement on the 800 MHz ‘digital dividend’ spectrum (to be released following the transition from analogue to digital TV). It urged Europe, and the member states in particular, to identify new harmonised bands of spectrum for mobile broadband services and mobile TV.
Europe
Germany
The NRA published proposals to auction further 1800 MHz, 2.1 GHz, 2.6 GHz and UHF spectrum, with auctions expected in late 2009 or early 2010.
The NRA reduced termination rates from 7.92 eurocents to 6.59 eurocents applicable from 1 April 2009 until 30 November 2010.
Italy
The NRA has issued a decision on reassigning 900 MHz spectrum and 2.1 GHz spectrum and on the implementation of 900 MHz refarming. The Italian Government has now published a notice with a call for tender and auction for certain frequencies. The four existing network operators have submitted expressions of interest. The offer starting price has been set at €495.8 million, but in the case of no bidders, the starting price will be reduced to €88.7 million.
The Italian NRA has approved Telecom Italia’s proposed voluntary undertakings on fixed network access. Vodafone currently purchases certain services from Telecom Italia in order to provide fixed broadband services in the Italian market.
In July 2008, the NRA reduced Vodafone’s termination rate by 11% to 8.85 eurocents, with the NRA foreseeing further reductions to 7.70 eurocents in July 2009, 6.60 eurocents in July 2010, 5.30 eurocents in July 2011 and 4.50 eurocents in July 2012.
Spain
The Ministry has announced that Vodafone has met its coverage commitments under the 3G licence. The National Communication Authority (‘NCA’) issued a statement of objections in the procedure opened for an alleged anti-competitive practice in January 2007, concerning alleged concerted practice by Vodafone and others to establish the same call set up charges. It has proposed a finding that Vodafone was not liable for any breach.

Vodafone Group Plc Annual Report 2009    135

Regulation continued

The NRA adopted a decision on universal service contributions for the years 2003, 2004 and 2005. In its decision for 2006, it declared an amount of €75.3 million payable by the industry. Vodafone will be liable for a proportion of this amount.
Vodafone reduced its termination rate to 7.87 eurocents in October 2008 and to 7.00 eurocents in April 2009.
United Kingdom
An auction of 2.6 GHz spectrum is expected to commence during 2009. The NRA also proposes to auction 72 MHz of digital dividend spectrum suitable for mobile communications in the 790-862 MHz range during the 2010 calendar year. The NRA published proposals to allow refarming of 900 MHz spectrum, but proposed that Vodafone and O2 first release 2 x 2.5 MHz each for reallocation to other parties.
Vodafone UK filed an appeal against the proposals of the NRA to reform the number portability processes and reduce porting times to two hours. The appeal was successful.
Vodafone’s regulated average termination rate from April 2008 to March 2009 was 5.75 pence. The rate will decline to 4.72 pence for the year commencing April 2009 following appeals by BT and H3G to the competition appeals tribunal.
The UK Government has specified a wireless radio spectrum modernisation programme under its digital Britain project. Elements of the project include resolving the future of existing 2G radio spectrum and commitments by mobile operators to extend the coverage of mobile broadband. The UK Government is expected to publish further details of its proposals over the summer of 2009.
Other Europe
Greece
Vodafone Greece and other mobile operators have encountered difficulties in obtaining authorisations to install and maintain base stations and antennae. Operators have proposed amendments to the relevant law and have requested that the Government extend the deadline for obtaining such approvals. In May, the Government set a new deadline of March 2010. Vodafone Greece is negotiating a co-location agreement to site base stations on the premises of OTE, following a regulatory decision in February 2009 mandating co-location.
Vodafone Greece continues to appeal findings and sanctions arising from the 2007 interception incident. A number of civil lawsuits are also pending in the Greek courts.
In January 2009, the termination rate reduced by 20.7% to 7.86 eurocents.
Ireland
Vodafone Ireland will reduce its termination rates to 7.80 eurocents from 1 April 2010 and reductions to 7.00 eurocents from 1 April 2011, and then to 5.00 eurocents from 1 April 2012 until April 2013 are expected.
Netherlands
The NRA acknowledged Vodafone’s compliance with 3G coverage obligations. Auctions of 2.6 GHz spectrum are expected in early 2010.
An appeal by one stakeholder against the NRA’s decision setting call termination rates was successful. As a result, the termination rate remained at 9.90 eurocents. A final court decision is expected in May 2009. Unless the court decides otherwise, Vodafone’s rate is expected to be reduced in July 2009 to 7.00 eurocents.
Portugal
The NRA is expected to auction 2.6 GHz spectrum in 2009.
Africa and Central Europe
South Africa
In January 2009, the NRA published, under the Electronic Communication Act, Act 36 of 2005, a notice indicating that it is issuing converted licences to close the licence conversion process, which commenced in 2006. Vodacom’s mobile cellular telecommunications licence, which was issued under the now repealed Telecommunications Act, Act 103 of 1996, has been transformed into two distinct licences: an individual electronic communications network service (‘I-ECNS’) licence and an individual electronic communications service (‘I-ECS’) licence.
All formerly value added network services providers have been issued with I-ECS and I-ECNS licences similar to those issued to existing operators. The NRA gazetted a further document setting out a process through which it will determine Standard Terms and Conditions Regulations, licence fees, spectrum fees and universal service obligations.
Other Africa and Central Europe
Romania
In September 2008, the Government issued a sixth mobile licence. Mobile number portability was implemented in October 2008.
Turkey
The Government undertook an auction of four 2.1 GHz licences in November 2008. Each of the three existing operators obtained licences. Concession agreements were awarded to the successful bidders in April 2009. The fourth licence was not awarded.
The NRA adopted rules in April 2009, which require Turkcell to ensure that on-net tariffs do not fall below a level determined by reference to the prevailing mobile termination rate. Mobile number portability was implemented in November 2008.
Ghana
In November 2008, the NRA ruled on interconnection charges, setting a migration path to a single rate for termination on all fixed and mobile networks by 2010. In December 2008, the NRA awarded Ghana Telecommunications one of five national 3G licences. The licences have been issued as provisional authorisations, pending conversion to formal licences once the NRA board has been reconvened by the new Government, which came into power in January 2009.
Asia Pacific and Middle East
India
The NRA announced the elimination of access deficit charges payable by private service providers to BSNL, effective 1 April 2008. The TRAI announced a new interconnection usage charge regime effective 1 April 2009 whereby, the termination rate for all types of domestic calls were reduced to 20 paise per minute. Vodafone Essar and a number of operators and industry bodies have appealed this decision to the Telecom Dispute Settlement and Appellate Tribunal. The TRAI released recommendations enabling the introduction of mobile virtual network operators in the Indian telecommunications network. The Department of Telecommunications is reviewing these regulations. The anticipated auctions of 3G and broadband wireless access spectrum were deferred by the Department of Telecommunications. In February 2009, the Department of Telecommunications initiated a tender process for the introduction of mobile number portability services.
Other Asia Pacific and Middle East
Australia
The Australian NRA has determined that it considers a rate of nine cents to be appropriate for mobile call termination during the period until 30 December 2011, in the event that individual parties are unable to agree terms. The Australian Government has announced that it intends to underwrite the roll out of a national broadband network, which will provide wholesale fibre access to third parties. The Government is also undertaking a comprehensive review of the regulatory framework, including consideration of the existing arrangements for the regulation of services such as call termination, universal service arrangements (to which Vodafone currently contributes) and consumer measures.

136    Vodafone Group Plc Annual Report 2009

Additional information

Egypt
Vodafone Egypt and Mobinil provide Etisalat with national roaming services under terms agreed in conjunction with the Egyptian Government. Mobile number portability between Vodafone Egypt, Mobinil and Etisalat was introduced in April 2008. Proposals for the award of a second fixed licence during 2008 were withdrawn by the Government.
Vodafone Egypt will be required to pay 0.5% of its revenue into a universal service fund from April 2009. The NTRA has issued a request for information for the provision and operation of basic telecommunications services to unserved, low income areas in five regions as a preliminary step towards a universal service tender.
New Zealand
The New Zealand NRA has initiated an investigation into mobile and SMS termination rates and proposes an immediate reduction from 15.00 cents to 7.00 cents for voice and 9.50 cents to 1.00 cent for SMS. Vodafone has submitted alternative undertakings and the NRA will consult further before making final recommendations to the Minister by the end of 2009. The New Zealand Government has invited comments upon and expressions of interest in a proposal to establish local fibre companies to construct and wholesale broadband fibre facilities. Vodafone has expressed an interest in participating.
Qatar
In September 2008, Vodafone and the Qatar Foundation Consortium were announced by ictQATAR as the winning applicant of the second fixed network and services licence. In February 2009, the regulator, ictQATAR, extended the date of Vodafone Qatar’s mobile licence coverage requirement of 98% population coverage from 1 March 2009 to 1 September 2009 and imposed a voice and SMS commercial service launch requirement by 1 July 2009.
In accordance with its mobile licence requirement, Vodafone Qatar completed a public offering of 40% of its shareholding on the Doha Securities Market for Qatari nationals and approved Qatari institutions on 10 May 2009.
Licences
The table below summarises the most significant mobile licences held by the Group’s operating subsidiaries and the Group’s joint ventures in Italy and Vodacom in South Africa at 31 March 2009.
Mobile licences

Country by region	2G licence expiry date		3G licence expiry date

Europe
Germany	December 2016		December 2020
Italy	February 2015		December 2021
Spain	July 2023	(1)	April 2020
UK	See note 2		December 2021
Albania	June 2016		None issued
Greece	August 2016	(3)	August 2021
Ireland	May 2011	(4)	October 2022
Malta(5)	September 2010		August 2020
Netherlands	March 2013		December 2016
Portugal	October 2021		January 2016

Africa and Central Europe
Vodacom: South Africa	Annual	(6)	Annual	(6)
Romania	December 2011		March 2020
Turkey(7)	April 2023		April 2029
Czech Republic	January 2021		February 2025
Ghana	December 2019		December 2023	(8)
Hungary	July 2014	(9)	December 2019	(10)

Asia Pacific and Middle East
India(11)	November 2014 — December 2026		None issued
Egypt	January 2022		January 2022
Australia	See note 12		October 2017
New Zealand	See note 13		March 2021	(13)
Qatar(14)	June 2028		June 2028

Notes:

(1)	Date relates to 1800 MHz spectrum licence. Spain also has a separate 900 MHz spectrum licence, which expires in February 2020.

(2)	Indefinite licence with a one year notice of revocation.

(3)	The licence granted in 1992 (900 MHz spectrum) will expire in September 2012. The licence granted in 2001 (900 and 1800 MHz spectrum) will expire in August 2016.

(4)	Date refers to 900 MHz licence. Ireland also has a separate 1800 MHz spectrum licence which expires in December 2015.

(5)	Malta also holds a WiMAX licence, granted in October 2005, which expires in October 2020.

(6)	Vodacom’s spectrum licences are renewed annually. As part of the migration to a new licensing regime, the NRA has issued Vodacom a service licence and a network licence, which will permit Vodacom to offer mobile and fixed services. The service and network licences have a 20 year duration and will expire in 2028.

(7)	Turkey successfully bid to acquire a 3G licence in November 2008. The concession agreement was signed in April 2009 and the licence will have a 20 year life from that date.

(8)	The NRA has issued provisional licences with the intention of converting these to full licences once the NRA board has been reconvened.

(9)	There is an option to extend this licence for seven years.

(10)	There is an option to extend this licence.

(11)	India is comprised of 23 service areas with a variety of expiry dates. There is an option to extend these licences by ten years.

(12)	Australia holds a 900 MHz spectrum licence. This is a rolling five year licence, which expires in June 2012. Vodafone Australia also holds two 1800 MHz spectrum licences. One of these licences expires in June 2013 and the other in March 2015. All licences can be used for 2G and 3G at Vodafone’s discretion.

(13)	New Zealand owns two 900 MHz licences, which expire in November 2011 and in June 2012. These licences are expected to be renewed until November 2031. Additionally, Vodafone New Zealand owns a 1800 MHz spectrum licence and a 2100 MHz licence, which expire in March 2021. All licences can be used for 2G and 3G at Vodafone’s discretion.

(14)	In December 2007, a consortium including Vodafone was named as the successful applicant in the auction for a mobile licence in Qatar, with the licence awarded in June 2008. Services were launched under the Vodafone brand on 1 March 2009.

Vodafone Group Plc Annual Report 2009    137

Non-GAAP information
Adjusted EBITDA
Adjusted EBITDA is operating profit excluding share in results of associates, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses and other operating income and expense. The Group uses adjusted EBITDA, in conjunction with other GAAP and non-GAAP financial measures such as adjusted operating profit, operating profit and net profit, to assess its operating performance. The Group believes that adjusted EBITDA is an operating performance measure, not a liquidity measure, as it includes non-cash changes in working capital and is reviewed by the Group Chief Executive to assess internal performance in conjunction with adjusted EBITDA margin, which is an alternative sales margin figure. The Group believes that it is both useful and necessary to report adjusted EBITDA as a performance measure as it enhances the comparability of profit across segments.
Because adjusted EBITDA does not take into account certain items that affect operations and performance, adjusted EBITDA has inherent limitations as a performance measure. To compensate for these limitations, the Group analyses adjusted EBITDA in conjunction with other GAAP and non-GAAP operating performance measures. Adjusted EBITDA should not be considered in isolation or as a substitute for a GAAP measure of operating performance.
A reconciliation of adjusted EBITDA to the respective closest equivalent GAAP measure, operating profit/(loss), is provided in note 3 to the consolidated financial statements.
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
•	these measures are used by the Group for internal performance analysis;

•	these measures are used in setting director and management remuneration; and

•	they are useful in connection with discussion with the investment analyst community and debt rating agencies.
Reconciliation of adjusted operating profit and adjusted earnings per share to the respective closest equivalent GAAP measure, operating profit/(loss) and basic earnings/ (loss) per share, is provided in “Operating results” beginning on page 25.
Cash flow measures
In presenting and discussing the Group’s reported results, free cash flow and operating free cash flow are calculated and presented even though these measures are not recognised within International Financial Reporting Standards (‘IFRS’). The Group believes that it is both useful and necessary to communicate free cash flow to investors and other interested parties, for the following reasons:
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
A reconciliation of net cash inflow from operating activities, the closest equivalent GAAP measure, to operating free cash flow and free cash flow, is provided in “Financial position and resources” on page 41.
Other
Certain of the statements within the section titled “Chief Executive’s review” on pages 6 to 7 contain forward-looking non-GAAP financial information for which at this time there is no comparable GAAP measure and which at this time cannot be quantitatively reconciled to comparable GAAP financial information.
Certain of the statements within the section titled “Outlook” on page 37 contain forward-looking non-GAAP financial information which at this time cannot be quantitatively reconciled to comparable GAAP financial information.
Organic growth
The Group believes that “organic growth”, which is not intended to be a substitute, or superior to, reported growth, provides useful and necessary information to investors and other interested parties for the following reasons:
•	it provides additional information on underlying growth of the business without the effect of factors unrelated to the operating performance of the business;

•	it is used by the Group for internal performance analysis; and

•	it facilitates comparability of underlying growth with other companies, although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies.
138  Vodafone Group Plc Annual Report 2009

Additional information
Reconciliation of organic growth to reported growth is shown where used, or in the table below:

	Organic	M&A	Foreign	Reported
	growth	activity	exchange	growth
	%	pps	pps	%

31 March 2009
Group
Data revenue	25.9	0.7	17.1	43.7
Service revenue	(0.3)	3.1	13.1	15.9
Pro forma revenue	1	2	13	16
Pro forma adjusted EBITDA	(3)	—	13	10
Europe
Service revenue for the quarter ended 31 March 2009	(3.3)	0.1	15.7	12.5
Spain — service revenue for the quarter ended 31 March 2009	(8.6)	—	18.1	9.5
Other Europe — service revenue for the quarter ended 31 March 2009	(5.0)	(0.3)	18.8	13.5

Asia Pacific and Middle East
Pro forma revenue	19	3	10	32
Pro forma adjusted EBITDA	6	2	10	18
India — pro forma revenue	33	9	6	48
India — pro forma adjusted EBITDA	5	9	4	18
Australia — service revenue	6.1	0.7	6.4	13.2
Australia — adjusted EBITDA	(17.6)	(4.6)	4.1	(18.1)

Verizon Wireless
Service revenue	10.5	5.3	23.3	39.1
Revenue	10.4	5.2	23.3	38.9
Adjusted EBITDA	13.0	4.3	23.7	41.0
Group’s share of result of Verizon Wireless	21.6	(0.7)	23.8	44.7

31 March 2008
Group
Data revenue	39.0	6.7	5.1	50.8
Service revenue	4.3	6.7	3.4	14.4
Adjusted operating profit	5.7	(0.8)	0.8	5.7

Europe
Italy — direct costs	(0.3)	6.2	4.4	10.3
Italy — customer costs	13.7	2.3	4.9	20.9
Italy — operating expenses	(19.7)	7.4	3.8	(8.5)
Spain — service revenue for the six months ended 31 March 2008	5.8	3.1	10.1	19.0
Spain — direct costs	5.6	3.6	4.4	13.6
Spain — customer costs	4.5	0.9	4.5	9.9
Spain — operating expenses	0.4	5.1	4.3	9.8
Other Europe — data revenue	41.3	—	5.4	46.7

Africa and Central Europe
Voice revenue	12.0	6.7	1.2	19.9
Messaging revenue	6.4	4.1	5.5	16.0
Data revenue	105.4	(12.3)	4.5	97.6

Vodafone Group Plc Annual Report 2009   139

Form 20-F cross reference guide
This annual report on Form 20-F for the fiscal year ended 31 March 2009 has not been approved or disapproved by the SEC nor has the SEC passed judgement upon the adequacy or accuracy of this document. The table below sets out the location in this document of the information required by SEC Form 20-F.

Item	Form 20-F caption	Location in this document	Page

1	Identity of directors, senior management
	and advisers	Not applicable	—

2	Offer statistics and expected timetable	Not applicable	—

3	Key information
	3A Selected financial data	Selected financial data	144
		Shareholder information — Inflation and foreign currency translation	129
	3B Capitalisation and indebtedness	Not applicable	—
	3C Reasons for the offer and use of proceeds	Not applicable	—
	3D Risk factors	Principal risk factors and uncertainties	38

4	Information on the Company
	4A History and development of the company	History and development	134
		Contact details	IBC
	4B Business overview	Group at a glance	10
		Business overview	12
		Customers, marketing and distribution	20
		Operating results	25
		Operating environment and strategy	8
	4C Organisational structure	Note 12 “Principal subsidiary undertakings”	94
		Note 13 “Investments in joint ventures”	95
		Note 14 “Investments in associated undertakings”	96
		Note 15 “Other investments”	96
	4D Property, plant and equipment	Technology and resources	14
		Financial position and resources	40
		Corporate responsibility	45

4A	Unresolved staff comments	None	—

5	Operating and financial review and prospects
	5A Operating results	Operating results	25
		Note 25 “Borrowings”	104
		Shareholder information — Inflation and foreign currency translation	129
		Regulation	135
	5B Liquidity and capital resources	Financial position and resources — Liquidity and capital resources	41
		Note 24 “Capital and financial risk management”	102
		Note 25 “Borrowings”	104
	5C Research and development, patents.	Technology and resources	14
	and licences, etc
	5D Trend information	Operating environment and strategy	8
	5E Off-balance sheet arrangements	Financial position and resources — Off-balance sheet arrangements	44
		Note 32 “Commitments”	114
		Note 33 “Contingent liabilities”	114
	5F Tabular disclosure of contractual obligations	Financial position and resources — Contractual obligations	40
	5G Safe harbor	Forward-looking statements	142

6	Directors, senior management and employees
	6A Directors and senior management	Board of directors and Group management	48
	6B Compensation	Directors’ remuneration	57
	6C Board practices	Corporate governance	51
		Directors’ remuneration	57
		Board of directors and Group management	48
	6D Employees	People	18
		Note 36 “Employees”	117
	6E Share ownership	Directors’ remuneration	57
		Note 20 “Share-based payments”	99

7	Major shareholders and related party transactions
	7A Major shareholders	Shareholder information — Major shareholders	129
	7B Related party transactions	Directors’ remuneration	57
		Note 33 “Contingent liabilities”	114
		Note 35 “Related party transactions”	116
	7C Interests of experts and counsel	Not applicable	—

140 Vodafone Group Plc Annual Report 2009

Additional information

Item	Form 20-F caption	Location in this document	Page

8	Financial information
	8A Consolidated statements and other financial information	Financials(1)	68
		Audit report on the consolidated financial statements	73
		Note 33 “Contingent liabilities”	114
		Financial position and resources	40
	8B Significant changes	Note 37 “Subsequent events”	117
		Subsequent events	A-1

9	The offer and listing
	9A Offer and listing details	Shareholder information — Share price history	128
	9B Plan of distribution	Not applicable	—
	9C Markets	Shareholder information — Markets	129
	9D Selling shareholders	Not applicable	—
	9E Dilution	Not applicable	—
	9F Expenses of the issue	Not applicable	—

10	Additional information
	10A Share capital	Not applicable	—
	10B Memorandum and articles of association	Shareholder information — Memorandum and articles of association and applicable English law	129
	10C Material contracts	Shareholder information — Material contracts	131
	10D Exchange controls	Shareholder information — Exchange controls	132
	10E Taxation	Shareholder information — Taxation	132
	10F Dividends and paying agents	Not applicable	—
	10G Statement by experts	Not applicable	—
	10H Documents on display	Shareholder information — Documents on display	131
	10I Subsidiary information	Not applicable	—

11	Quantitative and qualitative disclosures about market risk	Note 24 “Capital and financial risk management”	102

12	Description of securities other than equity securities	Not applicable	—

13	Defaults, dividend arrearages and delinquencies	Not applicable	—

14	Material modifications to the rights of security
	holders and use of proceeds	Shareholder information — Debt securities	131

15	Controls and procedures	Corporate governance	51
		Directors’ statement of responsibility — Management’s
		report on internal control over financial reporting	69
		Audit report on internal controls	70

16	16A Audit Committee financial expert	Corporate governance — Board committees	53
	16B Code of ethics	Corporate governance	51
	16C Principal accountant fees and services	Note 4 “Operating profit/(loss)”	84
		Corporate governance — Auditors	55
	16D Exemptions from the listing standards for audit committees	Not applicable	—
	16E Purchase of equity securities by the issuer and affiliated purchasers	Financial position and resources	42
	16F Change in registrant’s certifying accountant	Not applicable	—
	16G Corporate governance	Corporate governance — US listing requirements	55

17	Financial statements	Not applicable	—

18	Financial statements	Financials(1)	68
	18A Separate financial statements required by Rule 3-09 of Regulation S-X	Financials	B-1
	18B Report of Independent Registered Public Accounting Firm	Financials	B-29

19	Exhibits	Filed with the SEC	Index to Exhibits

Note:

(1)	The Company financial statements, and the audit report and notes relating thereto, on pages 120 to 126 should not be considered to form part of the Company’s annual report on Form 20-F.
Vodafone Group Plc Annual Report 2009   141

Forward-looking statements

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.
In particular, such forward-looking statements include statements with respect to:
•	the Group’s expectations regarding its financial and operating performance, including statements contained within the Chief Executive’s review on pages 6 and 7 and the Outlook statement on page 37 of this document, and the performance of joint ventures, associated undertakings, including Verizon Wireless, other investments and newly acquired businesses;

•	intentions and expectations regarding the development of products, services and initiatives introduced by, or together with, Vodafone or by third parties, including new mobile technologies, such as the introduction of 4G;

•	expectations regarding the global economy and the Group’s operating environment, including future market conditions and trends;

•	revenue and growth expected from the Group’s total communications strategy and its expectations with respect to long term shareholder value growth;

•	mobile penetration and coverage rates, the Group’s ability to acquire spectrum, expected growth prospects in Europe, Africa and Central Europe, Asia Pacific and Middle East regions and growth in customers and usage generally;

•	expected benefits associated with the merger of Vodafone Australia and Hutchison 3G Australia;

•	anticipated benefits to the Group from cost efficiency programmes, including the £1 billion cost reduction programme and the outsourcing of IT functions and network sharing agreements;

•	possible future acquisitions, including increases in ownership in existing investments, the timely completion of pending acquisition transactions and pending offers for investments, including licence acquisitions, and the expected funding required to complete such acquisitions or investments;

•	expectations regarding the Group’s future operating profit, adjusted EBITDA margin, free cash flow, capital intensity and capital expenditure;

•	expectations regarding the Group’s access to adequate funding for its working capital requirements and the rate of dividend growth by the Group or its existing investments; and

•	the impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential regulatory changes.
Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following:
•	general economic and political conditions in the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments;

•	increased competition, from both existing competitors and new market entrants, including mobile virtual network operators;

•	levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services in a timely manner, particularly data content and services;

•	rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations, including as a result of third party or vendor marketing efforts;

•	the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services;

•	the Group’s ability to generate and grow revenue from both voice and non-voice services and achieve expected cost savings;

•	a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays;

•	slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure;

•	the Group’s ability to expand its spectrum position, win 3G allocations and realise expected synergies and benefits associated with 3G;

•	the Group’s ability to secure the timely delivery of high quality, reliable handsets, network equipment and other key products from suppliers;
•	loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets;

•	changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes;

•	the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, franchises, brand licences or other arrangements with third parties, particularly those related to the development of data and internet services;

•	acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities which may have a negative impact on the Group’s financial condition and results of operations;

•	the Group’s ability to integrate acquired business or assets and the imposition of any unfavourable conditions, regulatory or otherwise, on any pending or future acquisitions or dispositions;

•	the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition;

•	developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board of Directors takes into account in determining the level of dividends;

•	the Group’s ability to satisfy working capital requirements through borrowing in capital markets, bank facilities and operations;

•	changes in exchange rates, including particularly the exchange rate of pounds sterling to the euro and the US dollar;

•	changes in the regulatory framework in which the Group operates, including the commencement of legal or regulatory action seeking to regulate the Group’s permitted charging rates;

•	the impact of legal or other proceedings against the Group or other companies in the communications industry; and

•	changes in statutory tax rates and profit mix, the Group’s ability to resolve open tax issues and the timing and amount of any payments in respect of tax liabilities.
Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Principal risk factors and uncertainties” on pages 38 and 39 of this document. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

142  Vodafone Group Plc Annual Report 2009

Additional information

Definition of terms

3G broadband	3G services enabled with high speed downlink packet access (‘HSDPA’) technology which enables data transmission at speeds of up to 7.2 megabits per second.

3G device	A handset or device capable of accessing 3G data services.

Acquired intangibles amortisation	Amortisation relating to intangible assets identified and recognised separately in respect of a business combination in excess of the intangible assets recognised by the acquiree prior to acquisition.

Acquisition costs	The total of connection fees, trade commissions and equipment costs relating to new customer connections.

ARPU	Service revenue excluding fixed line revenue, fixed advertising revenue, revenue related to business managed services and revenue from certain tower sharing arrangements dividend by average customers.

Capitalised expenditure	This measure includes the aggregate of capitalised property, plant and equipment additions and capitalised software costs.

Change at constant exchange rates	Growth or change calculated by restating the prior period’s results as if they had been generated at the current period’s exchange rates. Also referred to as “constant exchange rates”.

Churn	Total gross customer disconnections in the period divided by the average total customers in the period.

Contribution margin	The contribution margin is stated after direct costs, acquisition and retention costs and ongoing commissions.

Controlled and jointly controlled	Controlled and jointly controlled measures include 100% for the Group’s mobile operating subsidiaries and the Group’s proportionate share for joint ventures.

Customer delight	The Group uses a proprietary ‘customer delight’ system to track customer satisfaction across its controlled markets and jointly controlled market in Italy. Customer delight is measured by an index based on the results of surveys performed by an external research company which cover all aspects of service provided by Vodafone and incorporates the results of the relative satisfaction of the competitors’ customers. An overall index for the Group is calculated by weighting the results for each of the Group’s operations based on service revenue.

Depreciation and other amortisation	This measure includes the profit or loss on disposal of property, plant and equipment and computer software.

DSL	A digital subscriber line which is a fixed line enabling data to be transmitted at high speeds.

Fixed broadband customer	A fixed broadband customer is defined as a physical connection or access point to a fixed line network.

Handheld business device	A wireless connection device which allows access to business applications and push and pull email.

HSDPA	High speed downlink packet access is a wireless technology enabling network to mobile data transmission speeds of up to 7.2 megabits per second.

HSUPA	High speed uplink packet access is a wireless technology enabling mobile to network data transmission speeds of up to 2.0 megabits per second.

Interconnect costs	A charge paid by Vodafone to other fixed line or mobile operators when a Vodafone customer calls a customer connected to a different network.

Mobile customer	A mobile customer is defined as a subscriber identity module (‘SIM’), or in territories where SIMs do not exist, a unique mobile telephone number, which has access to the network for any purpose, including data only usage, except telemetric applications. Telemetric applications include, but are not limited to, asset and equipment tracking, mobile payment and billing functionality, e.g. vending machines and meter readings, and include voice enabled customers whose usage is limited to a central service operation, e.g. emergency response applications in vehicles.

Mobile PC connectivity device	A connection device which provides access to 3G services to users with an active PC or laptop connection. This includes Vodafone Mobile Broadband data cards, Vodafone Mobile Connect 3G/GPRS data cards and Vodafone Mobile Broadband USB modems.

Net debt	Long term borrowings, short term borrowings and mark-to-market adjustments on financing instruments less cash and cash equivalents.

Organic growth	The percentage movements in organic growth are presented to reflect operating performance on a comparable basis, both in terms of percentage of entity ownership and exchange rate movements.

Partner markets	Markets in which the Group has entered into a partner agreement with a local mobile operator enabling a range of Vodafone’s global products and services to be marketed in that operator’s territory and extending Vodafone’s brand reach into such new markets.

Penetration	Number of customers in a country as a percentage of the country’s population. Penetration can be in excess of 100% due to customers’ owning more than one SIM.

Pro forma growth	Pro forma growth is organic growth adjusted to include acquired business for the whole of both periods.

Proportionate mobile customers	The proportionate customer number represents the number of mobile customers in ventures which the Group either controls or in which it invests, based on the Group’s ownership in such ventures.

Purchased licence amortisation	Amortisation relating to capitalised licence and spectrum fees purchased directly by the Group or existing on recognition through business combination accounting, and such fees recognised by an acquiree prior to acquisition.

Retention costs	The total of trade commissions, loyalty scheme and equipment costs relating to customer retention and upgrade.

Service revenue	Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.

Termination rate	A per minute charge paid by a telecommunications network operator when a customer makes a call to another mobile or fixed line network operator.

Total communications revenue	Comprises all fixed location services revenue, data revenue, fixed line revenue and other service revenue.
Vodafone Group Plc Annual Report 2009  143

Selected financial data

					Restated		Restated		Restated
	2009		2008		2007		2006		2005
At/year ended 31 March	£m		£m		£m		£m		£m

Consolidated income statement data
Revenue	41,017		35,478		31,104		29,350		26,678
Operating profit/(loss)	5,857		10,047		(1,564)		(14,084)		7,878
Profit/(loss) before taxation	4,189		9,001		(2,383)		(14,853)		7,285
Profit/(loss) for the financial year from continuing operations	3,080		6,756		(4,806)		(17,233)		5,416
Profit/(loss) for the financial year	3,080		6,756		(5,222)		(20,131)		6,598

Consolidated balance sheet data
Total assets	152,699		127,270		109,617		126,502		145,218
Total equity	84,777		76,471		67,293		85,312		111,958
Total equity shareholders’ funds	86,162		78,043		67,067		85,425		112,110

Earnings per share(1)
Weighted average number of shares (millions)
— Basic	52,737		53,019		55,144		62,607		66,196
— Diluted	52,969		53,287		55,144		62,607		66,427

Basic earnings/(loss) per ordinary share
— Profit/(loss) from continuing operations	5.84	p	12.56	p	(8.94	)p	(27.66	)p	8.12	p
— Profit/(loss) for the financial year	5.84	p	12.56	p	(9.70	)p	(32.31	)p	9.80	p
Diluted earnings/(loss) per ordinary share
— Profit/(loss) from continuing operations	5.81	p	12.50	p	(8.94	)p	(27.66	)p	8.09	p
— Profit/(loss) for the financial year	5.81	p	12.50	p	(9.70	)p	(32.31	)p	9.77	p

Cash dividends(1)(2)
Amount per ordinary share (pence)	7.77	p	7.51	p	6.76	p	6.07	p	4.07	p
Amount per ADS (pence)	77.7	p	75.1	p	67.6	p	60.7	p	40.7	p

Amount per ordinary share (US cents)	11.11	c	14.91	c	13.28	c	10.56	c	7.68	c
Amount per ADS (US cents)	111.1	c	149.1	c	132.8	c	105.6	c	76.8	c

Other data
Ratio of earnings to fixed charges(3)	1.2		3.9		—		—		7.0
Deficit	—		—		(4,389)		(16,520)		—

Notes:

(1)	See note 8 to the consolidated financial statements, “Earnings/(loss) per share”. Earnings and dividends per ADS is calculated by multiplying earnings per ordinary share by ten, the number of ordinary shares per ADS. Dividend per ADS is calculated on the same basis.

(2)	The final dividend for the year ended 31 March 2009 was proposed by the directors on 19 May 2009 and is payable on 7 August 2009 to holders of record as of 5 June 2009. This dividend has been translated into US dollars at 31 March 2009 for ADS holders but will be payable in US dollars under the terms of the ADS depositary agreement.

(3)	For the purposes of calculating these ratios, earnings consist of profit before tax adjusted for fixed charges, dividend income from associated undertakings, share of profits and losses from associated undertakings and profits and losses on ordinary activities before taxation from discontinued operations. Fixed charges comprise one third of payments under operating leases, representing the estimated interest element of these payments, interest payable and similar charges and preferred share dividends.
144   Vodafone Group Plc Annual Report 2009

Contact details Investor Relations Telephone: +44 (0) 1635 664447 Media Relations Telephone: +44 (0) 1635 664444 Corporate Responsibility Fax: +44 (0) 1635 674478 E-mail: responsibility@vodafone.com Website: www.vodafone.com/responsibility This report has been printed on Revive 75 Special Silk paper. The composition of the paper is 50% de-inked post consumer waste, 25% pre-consumer waste and 25% virgin wood fibre. It has been certified according to the rules of the Forest Stewardship Council (FSC). It is manufactured at a mill that has been awarded the ISO14001 certificate for environmental management. The mill uses pulps that are elemental chlorine free (ECF) and totally chlorine free (TCF) process and the inks used are all vegetable oil based. Printed at St Ives Westerham Press Ltd, ISO14001, FSC certified and CarbonNeutral®. Designed and produced by Addison, www.addison.co.uk

Vodafone Group Plc Registered Office Vodafone House The Connection Newbury Berkshire RG14 2FN England Registered in England No. 1833679 Tel: +44 (0) 1635 33251 Fax: +44 (0) 1635 45713 www.vodafone.com

Events occurring subsequent to the approval of the Company’s Annual Report on 19 May 2009
Fitch Ratings outlook developments
On 20 May 2009, Fitch Ratings changed the outlook for Vodafone Group Plc from ‘stable’ to ‘negative’.
Legal proceedings
Developments in the Group’s legal proceedings between 19 May 2009 and 1 June 2009 are discussed below. See note 33 to the consolidated financial statements for further details on these legal proceedings.
Developments in the Vodafone 2 enquiry
HMRC has successfully appealed the High Court’s findings to the Court of Appeal which has set aside the High Court’s order requiring HMRC to close the Vodafone 2 enquiry and has refused Vodafone 2’s application for closure of that enquiry.
Developments in the Lothian case
On 20 May 2009, the Court dismissed the claims of the US pension fund but granted the plaintiff leave to apply to amend its amended complaint.

A-1

Cellco Partnership
(d/b/a Verizon Wireless)
Report of Independent Registered Public Accounting Firm
Consolidated Financial Statements
For the years ended
December 31, 2008, 2007 and 2006

Cellco Partnership (d/b/a Verizon Wireless)

CELLCO PARTNERSHIP
(d/b/a Verizon Wireless)
Consolidated Statements of Income
(in Millions)

	2008	2007	2006
	As Adjusted	As Adjusted	As Adusted
Years Ended December 31,	(Note 1)	(Note 1)	(Note 1)

Operating Revenue
Service revenue	$42,635	$38,016	$32,796
Equipment and other	6,697	5,866	5,247

Total operating revenue	49,332	43,882	38,043

Operating Costs and Expenses
Cost of service (exclusive of items shown below)	6,015	5,294	4,698
Cost of equipment	9,705	8,162	6,793
Selling, general and administrative	14,220	13,477	12,039
Depreciation and amortization	5,405	5,154	4,913

Total operating costs and expenses	35,345	32,087	28,443

Operating Income	13,987	11,795	9,600

Other Income (Expenses)
Interest expense, net	(161)	(251)	(452)
Interest income and other, net	265	30	23

Income Before Provision for Income Taxes	14,091	11,574	9,171
Provision for income taxes	(802)	(714)	(599)

Income Before Cumulative Effect of Accounting Change	13,289	10,860	8,572

Cumulative effect of accounting change	—	—	(124)

Net Income	13,289	10,860	8,448

Net Income Attributable to the Noncontrolling Interest	263	255	251
Net Income Attributable to Cellco Partnership	13,026	10,605	8,197

Net Income	13,289	10,860	8,448

See Notes to Consolidated Financial Statements.

CELLCO PARTNERSHIP
(d/b/a Verizon Wireless)
Consolidated Balance Sheets
(in Millions)

	2008	2007
	As Adjusted	As Adjusted
As of December 31,	(Note 1)	(Note 1)

Assets
Current assets
Cash and cash equivalents	$9,227	$408
Receivables, net of allowances of $244 and $217	4,364	3,732
Due from affiliates, net	155	178
Unbilled revenue	254	252
Inventories, net of allowances of $131 and $84	1,046	1,098
Prepaid expenses and other current assets	579	306

Total current assets	15,625	5,974

Plant, property and equipment, net	27,136	25,971
Wireless licenses, net	62,392	51,485
Goodwill	955	—
Investment in debt obligations, net	4,781	—
Deferred charges and other assets, net	987	563

Total assets	$111,876	$83,993

Liabilities and Partners’ Capital
Current liabilities
Short-term debt, including current maturities	$444	$—
Due to affiliates	2,941	3,391
Accounts payable and accrued liabilities	5,395	5,838
Advance billings	1,403	1,227
Other current liabilities	220	147

Total current liabilities	10,403	10,603

Long-term debt	9,938	—
Due to affiliate	9,363	2,578
Deferred tax liabilities, net	6,213	5,833
Other non-current liabilities	973	944

Total liabilities	36,890	19,958

Commitments and contingencies (see Note 16)	—	—

Partners’ capital
Capital	73,410	62,404
Accumulated other comprehensive loss	(116)	(50)
Noncontrolling interest	1,692	1,681

Total partners’ capital	74,986	64,035

Total liabilities and partners’ capital	$111,876	$83,993

See Notes to Consolidated Financial Statements.

CELLCO PARTNERSHIP
(d/b/a Verizon Wireless)
Consolidated Statements of Cash Flows
(in Millions)

	2008	2007	2006
	As Adjusted	As Adjusted	As Adusted
Years Ended December 31,	(Note 1)	(Note 1)	(Note 1)

Cash Flows from Operating Activities
Net income	$13,289	$10,860	$8,448
Add: Cumulative effect of accounting change	—	—	124

Income before cumulative effect of accounting change	13,289	10,860	8,572
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation and amortization	5,405	5,154	4,913
Provision for uncollectible receivables	507	395	273
Provision for deferred income taxes	176	98	122
Other operating activities, net	181	689	580
Changes in current assets and liabilities (net of the effects of purchased businesses):
Receivables and unbilled revenue, net	(1,032)	(914)	(726)
Inventories, net	60	(209)	10
Prepaid expenses and other current assets	(74)	14	9
Accounts payable and accrued liabilities	(510)	(118)	658
Other current liabilities	145	189	133

Net cash provided by operating activities	18,147	16,158	14,544

Cash Flows from Investing Activities
Capital expenditures	(6,510)	(6,503)	(6,618)
Acquisition of FCC auction licenses	(9,363)	—	(2,809)
Acquisition of Rural Cellular Corporation, net	(914)	—	—
Investment in debt obligations	(4,766)	—	—
Other investing activities, net	(526)	(520)	(160)

Net cash used in investing activities	(22,079)	(7,023)	(9,587)

Cash Flows from Financing Activities
Proceeds from affiliates	9,363	—	2,500
Payments to affiliates	(3,891)	(5,609)	(350)
Net increase (decrease) in revolving affiliate borrowings	307	(1,355)	(3,051)
Net change in short-term debt, excluding current maturities	—	—	(2,505)
Repayments of long-term debt	(1,505)	—	—
Issuance of debt	10,324	—	—
Distributions to partners	(1,529)	(1,918)	(1,260)
Distributions to minority investors, net	(249)	(228)	(236)
Debt issuance costs paid	(69)	—	—

Net cash provided by (used in) financing activities	12,751	(9,110)	(4,902)

Increase in cash and cash equivalents	8,819	25	55
Cash and cash equivalents, beginning of year	408	383	328

Cash and cash equivalents, end of year	$9,227	$408	$383

See Notes to Consolidated Financial Statements.

CELLCO PARTNERSHIP
(d/b/a Verizon Wireless)
Consolidated Statements of Changes in Partners’
Capital (in Millions)

	2008	2007	2006
	As Adjusted	As Adjusted	As Adjusted
Years Ended December 31,	(Note 1)	(Note 1)	(Note 1)

Partners’ Capital
Balance at beginning of year	$62,404	$43,677	$26,645
Cumulative effect of adoption of FIN 48	—	(19)	—

Adjusted balance at beginning of year	62,404	43,658	26,645
Net income	13,026	10,605	8,197
Distributions declared to partners	(2,085)	(1,918)	(1,260)
Reclassification of portion of Vodafone’s partners’ capital	—	10,000	10,000
Other	65	59	95

Balance at end of year	73,410	62,404	43,677

Accumulated Other Comprehensive Loss
Balance at beginning of year	(50)	(63)	(52)
Unrealized losses on cash flow hedges, net	(53)	—	—
Defined benefit pension and postretirement plans	(13)	13	(11)

Other comprehensive income (loss)	(66)	13	(11)

Balance at end of year	(116)	(50)	(63)

Total Partners’ Capital Attributable to Cellco Partnership	73,294	62,354	43,614

Noncontrolling Interest
Balance at beginning of year	1,681	1,659	1,650
Net income attributable to noncontrolling interest	263	255	251
Distributions	(249)	(228)	(236)
Other	(3)	(5)	(6)

Balance at end of year	1,692	1,681	1,659

Total Partners’ Capital	$74,986	$64,035	$45,273

Comprehensive Income
Net income	$13,289	$10,860	$8,448
Other comprehensive income (loss) per above	(66)	13	(11)

Total Comprehensive Income	$13,223	$10,873	$8,437

Comprehensive income attributable to Noncontrolling interest	263	255	251
Comprehensive income attributable to Cellco Partnership	12,960	10,618	8,186

Total Comprehensive Income	$13,223	$10,873	$8,437

See Notes to Consolidated Financial Statements.

CELLCO PARTNERSHIP
(d/b/a Verizon Wireless)
Notes to Consolidated Financial Statements
Years Ended December 31, 2008, 2007 and 2006
1. Description of Business and Summary of Significant Accounting Policies
Description of Business
Cellco Partnership (the “Partnership”), doing business as Verizon Wireless, provides wireless voice and data services and related equipment to consumers and business customers across one of the most extensive wireless networks in the United States. The Partnership is the industry-leading wireless service provider in the United States in terms of profitability, as measured by operating income. The Partnership continues to expand its wireless data, messaging and multi-media offerings for both consumer and business customers.
The Partnership is a general partnership formed by Bell Atlantic Corporation (“Bell Atlantic”) and NYNEX Corporation that began conducting business operations on July 1, 1995 as Bell Atlantic NYNEX Mobile. In April and June 2000, through the U.S. Wireless Alliance Agreement (the “Alliance Agreement”) dated September 21, 1999, Bell Atlantic, now known as Verizon Communications Inc. (“Verizon”), Vodafone Group Plc (“Vodafone”), and GTE Corporation agreed to combine their respective U.S. wireless assets into the Partnership, which then began doing business under the Verizon Wireless brand name. Verizon’s and Vodafone’s partnership interests are 55% and 45%, respectively.
These consolidated financial statements include transactions between the Partnership and Verizon and Vodafone (“Affiliates”) for the provision of services and financing pursuant to various agreements. (See Notes 9 and 14.)
Consolidated Financial Statements and Basis of Presentation
The consolidated financial statements of the Partnership include the accounts of its majority-owned subsidiaries, the partnerships in which the Partnership exercises control, and the variable interest entity in which the Partnership is deemed to be the primary beneficiary as defined by Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (“FIN 46(R)”). Investments in businesses and partnerships in which the Partnership does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method of accounting.
All significant intercompany accounts and transactions have been eliminated.
We have reclassified prior year amounts to conform to the current year presentation. Upon adotion of SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, on January 1, 2009, we have retrospectively changed the classification and presentation of Noncontrolling Interest, previously referred to as Minority Interest, in our consolidated financial statements for all period presented to conform to the classification and presentation of Noncontrolling Interest that began on January 1, 2009. Accordingly, the financial statements have been labeled “As Adjusted.”
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to, the accounting for: allowances for uncollectible accounts receivable, unbilled revenue, fair values of financial instruments, depreciation and amortization, the recoverability of intangible assets and other long-lived assets, accrued expenses, inventory reserves, unrealized tax benefits, valuation allowances on tax assets, contingencies and allocation of purchase prices in connection with business combinations. Estimates and assumptions are periodically reviewed and the effects of any material revisions are reflected in the consolidated financial statements in the periods that they are determined to be necessary.
Revenue Recognition
The Partnership earns revenue by providing access to the network (access revenue) and for usage of the network (usage revenue), which includes voice and data revenue. In general, access revenue is billed one month in advance and is recognized when earned; the unearned portion is classified in advance billings. Access revenue and usage revenue are recognized when service is rendered and included in unbilled revenue until billed. Equipment sales revenue associated with the sale of wireless handsets and accessories is recognized when the products are delivered to and accepted by the customer, as this is considered to be a separate earnings process from the sale of wireless services. Customer activation fees are considered additional consideration, and to the extent that handsets are sold to customers at a discount, these fees are recorded as equipment revenue at the time of customer acceptance. We record revenue gross for agreements involving the resale of third-party services in which we are considered the primary obligor in the arrangements.
The Partnership’s revenue recognition policies are in accordance with the Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements, which was superseded by SAB No. 104, Revenue Recognition, and Emerging Issues Task Force (“EITF”) Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables.
We report taxes imposed by governmental authorities on revenue-producing transactions between us and our customers, that are within the scope of EITF No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement, in the consolidated financial statements on a net basis.
Advertising Costs
Advertising costs are charged to Selling, general and administrative expense in the periods in which they are incurred. Total advertising expense amounted to $1,591 million, $1,507 million, and $1,388 million for the years ended December 31, 2008, 2007, and 2006, respectively.
Cash and Cash Equivalents
We consider all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates market value and includes approximately $8.9 billion held in money market funds that are considered cash equivalents. Prior to the close of the acquistion of Alltel Corporation (“Alltel”), we redeemed subtantially all of these money market funds. (See Note 17.)
Investments
The Partnership’s principal investment at December 31, 2008 consists of an available-for-sale investment in debt obligations. Under Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities, available-for-sale investments are required to be carried at their fair value, with unrealized gains and losses that are considered temporary in nature recorded as a separate component of accumulated other comprehensive income (loss). To the extent we determine that any decline in the investment is other-than-temporary, a charge to earnings would be recorded.
As of December 31, 2008, we held $126 million with respect to funds of the Partnership being held in a money market fund managed by a third party that is in the process of being liquidated. This balance is classified in Prepaid expenses and other current assets on the accompanying consolidated balance sheets. We expect to collect the receivables within the next 12 months.
Inventory
Inventory consists primarily of wireless equipment held for sale. Equipment held for sale is carried at the lower of cost (determined using a first-in, first-out method) or market. The Partnership maintains estimated inventory valuation reserves for obsolete and slow moving device inventory based on analysis of inventory agings and changes in technology.
Capitalized Software
Capitalized software consists primarily of direct costs incurred for professional services provided by third parties and compensation costs of employees which relate to software developed for internal use either during the application stage or for upgrades and enhancements that increase functionality. Costs are capitalized and amortized on a straight-line basis over their estimated useful lives of five years. Costs incurred in the preliminary project stage of development and maintenance are expensed as incurred.
Capitalized software of $815 million and $657 million and related accumulated amortization of $476 million and $367 million as of December 31, 2008 and 2007, respectively, have been included in Deferred charges and other assets, net in the consolidated balance sheets.

Plant, Property and Equipment
Plant, property and equipment primarily represents costs incurred to construct and expand capacity and network coverage on Mobile Telephone Switching Offices and cell sites. The cost of plant, property and equipment is depreciated over its estimated useful life using the straight-line method of accounting. Periodic reviews are performed to identify any category or group of assets within plant, property and equipment where events or circumstances may change the remaining estimated economic life. This principally includes changes in the Partnership’s plans regarding technology upgrades, enhancements, and planned retirements. Changes in these estimates resulted in a net increase in depreciation expense of $228 million, $295 million, and $327 million for the years ended December 31, 2008, 2007, and 2006, respectively. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the related lease. Major improvements to existing plant and equipment are capitalized. Routine maintenance and repairs that do not extend the life of the plant and equipment are charged to expense as incurred.
Upon the sale or retirement of plant, property and equipment , the cost and related accumulated depreciation or amortization is eliminated and any related gain or loss is reflected in the consolidated statements of income in Selling, general and administrative expense.
Interest expense and network engineering costs incurred during the construction phase of the Partnership’s network and real estate properties under development are capitalized as part of plant, property and equipment and recorded as construction in progress until the projects are completed and placed into service.
Valuation of Assets
Long-lived assets, including plant, property and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.
Wireless Licenses
The Partnership’s principal intangible assets are licenses, which provide the Partnership with the exclusive right to utilize certain radio frequency spectrum to provide wireless communication services. While licenses are issued for only a fixed time, generally 10 to 15 years, such licenses are subject to renewal by the Federal Communications Commission (“FCC”). Renewals of licenses have occurred routinely and at nominal cost. Moreover, the Partnership has determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the Partnership’s wireless licenses. As a result, the wireless licenses are treated as an indefinite life intangible asset under the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, and are not amortized but rather are tested for impairment. The Partnership reevaluates the useful life determination for wireless licenses at least annually to determine whether events and circumstances continue to support an indefinite useful life.
The Partnership tests its wireless licenses for potential impairment annually, and more frequently if indications of impairment exist. The Partnership evaluates its licenses on an aggregate basis, in accordance with EITF No. 02-7, Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets, using a direct value methodology in accordance with SEC Staff Announcement No. D-108, Use of the Residual Method to Value Acquired Assets other than Goodwill. The direct value approach determines fair value using estimates of future cash flows associated specifically with the wireless licenses. If the fair value of the aggregated wireless licenses is less than the aggregated carrying amount of the wireless licenses, an impairment is recognized.
In accordance with SFAS No. 34, Capitalization of Interest Costs, interest expense incurred while qualifying wireless licenses are developed for service is capitalized as part of wireless licenses, net. The capitalization period ends when the development is completed and the licenses are placed in commercial service.
Goodwill
Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Impairment testing for goodwill is performed annually or more frequently if indications of potential impairment exist under the provisions of SFAS No. 142. The impairment test for goodwill uses a two-step approach, which is performed at the reporting unit level. Step one compares the fair value of the reporting unit (calculated using a market approach and a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., fair value of reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the fair value of goodwill is less than the carrying amount of goodwill, an impairment is recognized The Partnership completed step one of the impairment test as of December 15, 2008. This test resulted in no impairment of the Partnership’s goodwill.
Fair Value Measurements
SFAS No. 157, Fair Value Measurements, defines fair value, expands disclosures about fair value measurements, establishes a framework for measuring fair value in generally accepted accounting principles and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. Under SFAS No. 157, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS No. 157 also establishes a three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs used in the valuation methodologies in measuring fair value:
Level 1 — Quoted prices in active markets for identical assets or liabilities
Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities
Level 3 — No observable pricing inputs in the market
Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. Our assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.
On February 12, 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-2, Effective Date of FASB Statement No. 157, which delays the effective date of SFAS No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. We elected a partial deferral of SFAS No. 157 under the provisions of FSP No. 157-2 related to the measurement of fair value used when evaluating wireless licenses, goodwill, other intangible assets, and other long-lived assets for impairment. On October 10, 2008, the FASB issued FSP No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, which clarifies application of SFAS No. 157 in a market that is not active. FSP No. 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. The impact of partially adopting SFAS No. 157 on January 1, 2008 and the related FSP No. 157-3 was not material to our financial statements.
Effective January 1, 2009, as permitted by FSP No. 157-2, the Partnership adopted the provisions of SFAS No. 157 related to the non-recurring measurement of fair value used when evaluating certain nonfinancial assets, including wireless licenses, goodwill, other intangible assets and other long-lived assets, in the determination of impairment under SFAS No. 142 or SFAS No. 144, and when measuring the acquisition-date fair values of nonfinancial assets and nonfinancial liabilities in a business combination in accordance with SFAS No. 141(R), Business Combinations (Revised).
SFAS No. 159
SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS No. 115, permits but does not require us to measure financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. As we did not elect to fair value any of our financial instruments under the provisions of SFAS No. 159, the Partnership’s adoption of this statement effective January 1, 2008 did not have an impact on our consolidated financial statements.
Foreign Currency Translation
The functional currency for all of our operations is the U.S. dollar. However, we have transactions denominated in a currency other than the local currency, principally debt denominated in Euros and British Pounds Sterling. Gains and losses resulting from exchange-rate changes in transactions denominated in a foreign currency are included in earnings.
Derivatives
The Partnership uses derivatives from time to time to manage the Partnership’s exposure to fluctuations in the cash flows of certain transactions. In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and related amendments and interpretations, we measure all derivatives at fair value and recognize them as either assets or liabilities on our consolidated balance sheets. Changes in the fair values of derivative instruments not qualifying as hedges or any ineffective portion of hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in other comprehensive income (loss) and recognized in earnings when the hedged item is recognized in earnings.

Long-Term Incentive Compensation
On January 1, 2006 the Partnership adopted SFAS No. 123(R), Share Based Payment, which requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions. SFAS No. 123(R) also eliminated the alternative to use the intrinsic value method of accounting that was provided in SFAS No. 123, Accounting for Stock-Based Compensation. The Partnership recorded a cumulative effect of adoption of as of January 1, 2006 to recognize the effect of initially measuring the VARs granted under the 2000 Verizon Wireless Long-Term Incentive Plan (the “Wireless Plan”) at fair value utilizing a Black-Scholes model. The Partnership records a charge or benefit in the consolidated statements of income each reporting period based on the change in the estimated fair value of the awards during the period. (See Note 11.)
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
Effective January 1, 2007, the Partnership adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), which requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. The Partnership recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense.
Concentrations
The Partnership maintains allowances for uncollectible accounts receivable for estimated losses resulting from the inability of customers to make required payments. Estimates are based on historical net write-off experience, taking into account general economic factors and current collection trends which may impact the expected collectibility of accounts receivable. No single customer receivable is large enough to present a significant financial risk to the Partnership.
The Partnership relies on local and long-distance telephone companies, some of whom are related parties (see Note 14), and other companies to provide certain communication services. Although management believes alternative telecommunications facilities could be found in a timely manner, any disruption of these services could potentially have an adverse impact on our business, results of operations and financial condition.
The Partnership depends upon various key suppliers to provide it, directly or through other suppliers, with the equipment and services, such as switch and network equipment, handsets and other devices and wireless data applications that are needed to operate the business. Most of our handset and other device suppliers rely on Qualcomm Incorporated for the manufacture and supply of the chipsets used in their devices, and we rely on Qualcomm for its binary run-time environment for wireless (“BREW”) technology which enables many of our handsets and other devices to access key wireless data services. Additionally, a small group of suppliers provides nearly all of the Partnership’s network cell site and switch equipment. In January 2009, one of these suppliers, Nortel Networks Inc., a U.S. subsidiary of Nortel Networks Corp. (“Nortel”) — and certain other U.S. subsidiaries of Nortel — filed for Chapter 11 bankruptcy protection in the Unites States. In addition, Nortel and certain of its non-U.S. subsidiaries filed for similar relief in the courts of Canada and the United Kingdom. If these or other suppliers fail to provide equipment or services on a timely basis or fail to meet our performance expectations, we may be unable to provide services to our customers in a competitive manner or to continue to maintain and upgrade our network. Because of the costs and time lags that can be associated with transitioning from one supplier to another, our business could be substantially disrupted if we were required to, or chose to, replace the products or services of one or more major suppliers with products or services from another source, especially if the replacement became necessary on short notice. Any such disruption could increase our costs, decrease our operating efficiencies and have a material adverse effect on our business, results of operations and financial condition.
Segments
The Partnership has one reportable business segment and operates domestically only. The Partnership’s products and services are materially comprised of wireless telecommunications services.

Recently Issued Accounting Pronouncements
In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets. FSP 142-3 removes the requirement under SFAS No. 142 to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions, and replaces it with a requirement that an entity consider its own historical experience in renewing similar arrangements, or a consideration of market participant assumptions in the absence of historical experience. FSP 142-3 also requires entities to disclose information that enables users of financial statements to assess the extent to which the expected future cash flows associated with the asset are affected by the entity’s intent and/or ability to renew or extend the arrangement. We are required to adopt FSP 142-3 effective January 1, 2009 on a prospective basis. The adoption of FSP 142-3 on January 1, 2009 did not have an impact on our consolidated financial statements.
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133. This statement requires additional disclosures for derivative instruments and hedging activities that include how and why an entity uses derivatives, how these instruments and the related hedged items are accounted for under SFAS No. 133 and related interpretations, and how derivative instruments and related hedged items affect the entity’s financial position, results of operations and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of SFAS No. 161 on January 1, 2009 did not have an impact on our consolidated financial statements.
In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (Revised), to replace SFAS No. 141, Business Combinations. SFAS No. 141(R) requires the use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and broadens the scope to all transactions and other events in which one entity obtains control over one or more other businesses. This statement is effective for business combinations or transactions entered into for fiscal years beginning on or after December 15, 2008. Upon the adoption of SFAS No. 141(R) we are required to expense certain transaction costs and related fees associated with business combinations that were previously capitalized. This will result in additional expenses being recognized relating to the 2009 closing of the Alltel transaction. In addition, with the adoption of SFAS No. 141(R) changes to valuation allowances for deferred income tax assets and adjustments to income tax uncertainties, in most cases are recognized as adjustments to income tax expense.
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the retained interest and gain or loss when a subsidiary is deconsolidated. This statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 prospectively, except for the presentation and disclosure requirements which will be applied retrospectively for all periods presented. On January 1, 2009, we adopted SFAS No. 160 and have retrospectively changed the classification and presentation of Noncontrolling Interest in our consolidated financial statements for all periods presented, which we previously referred to as minority interest. Additionally, we conduct certain business operations in certain markets through non-wholly owned entities. Any changes in these ownership interests may be required to be measured at fair value and recognized as a gain or loss, if any, in earnings.
2. Acquisitions
Acquisition of Rural Cellular Corporation
On August 7, 2008, the Partnership acquired 100% of the outstanding common stock and redeemed all of the preferred stock of Rural Cellular Corporation (“Rural Cellular”) in a cash transaction. Rural Cellular was a wireless communications service provider operating under the trade name of “Unicel,” focusing primarily on rural markets in the United States. We believe that the acquisition will further enhance the Partnership’s network coverage in markets adjacent to its existing service areas and will enable the Partnership to achieve operational benefits through realizing synergies in reduced roaming and other operating expenses. Under the terms of the acquisition agreement, the Partnership paid Rural Cellular’s common shareholders $728 million in cash ($45 per share). Additionally, all classes of Rural Cellular’s preferred shareholders received cash in the aggregate of $571 million.
The consolidated financial statements include the results of Rural Cellular’s operations from the date the acquisition closed. Had this acquisition been consummated on January 1, 2008 and 2007, the results of Rural Cellular’s acquired operations would not have had a significant impact on the Partnership’s consolidated income. In connection with the acquisition, the Partnership assumed $1.5 billion of Rural Cellular’s debt. This debt was redeemed on September 5, 2008, using proceeds from new debt borrowings by Cellco Partnership. (See Note 8.) The aggregate value of the net assets acquired was $1.3 billion based on the cash consideration, as well as closing and other direct acquisition related costs of approximately $12 million.

In accordance with SFAS No. 141, the cost of the acquisition was preliminarily allocated to the assets acquired and liabilities assumed based on their fair values as of the close of the acquisition, with the amounts exceeding the fair value being recorded as goodwill. As the values of certain assets and liabilities are preliminary in nature, they are subject to adjustment as additional information is obtained. The valuations will be finalized within one year of the close of the acquisition. When the valuations are finalized, any changes to the preliminary valuation of assets acquired or liabilities assumed may result in material adjustments to the fair value of the identifiable intangible assets acquired and goodwill.
The following table summarizes the preliminary allocation of the acquisition cost to the assets acquired, including cash acquired of $42 million, and liabilities assumed as of the acquisition date and adjustments made thereto during the three months ended December 31, 2008:

	As of		Adjusted as of
(Dollars in Millions)	August 7, 2008	Adjustments	August 7, 2008

Assets acquired
Wireless licenses	$1,014	$82	$1,096
Goodwill	957	(2)	955
Intangible assets subject to amortization	197	1	198
Other acquired assets	1,007	(34)	973

Total assets acquired	3,175	47	3,222

Liabilities assumed
Long-term debt	1,505	—	1,505
Deferred income taxes and other liabilities	364	42	406

Total liabilities assumed	1,869	42	1,911

Net assets acquired	$1,306	$5	$1,311

Included in Other acquired assets are assets to be divested of $490 million. These assets have been divested pursuant to the Exchange Agreement with AT&T, as described below. Adjustments were primarily related to ongoing revisions to preliminary valuations of wireless licenses, and other tangible and intangible assets acquired that were subsequently divested to AT&T, and revised estimated tax bases of acquired assets and liabilities.
Wireless licenses acquired have an indefinite life, and accordingly, are not subject to amortization. The customer relationships are being amortized using an accelerated method over 6 years, and other intangibles are being amortized on a straight line basis over 12 months. Goodwill of approximately $115 million is expected to be deductible for tax purposes.
Divestiture Markets and Exchange Agreement with AT&T
As a condition for regulatory approvals of the Rural Cellular acquisition, the FCC and Department of Justice (“DOJ”) required the divestiture of six operating markets, including all of Rural Cellular’s operations in Vermont and New York as well as its operations in Okanogan and Ferry, WA (the “Divestiture Markets”).
On December 22, 2008, the Partnership completed an exchange with AT&T. Pursuant to the terms of the exchange agreement, as amended, AT&T received the assets relating to the Divestiture Markets and a cellular license for part of the Madison, KY market. In exchange, the Partnership received cellular operating markets in Madison and Mason, KY and 10 MHz PCS licenses in Las Vegas, NV, Buffalo, NY, Erie, PA, Sunbury-Shamokin, PA and Youngstown, OH. The Partnership also received AT&T’s noncontrolling interests in three entities in which the Partnership holds interests plus a cash payment. The preliminary aggregate value of properties exchanged was approximately $500 million. There was no gain or loss recognized on the exchange. In addition, subject to FCC approval, the Partnership will acquire PCS licenses in Franklin, NY (except Franklin County) and the entire state of Vermont from AT&T in a separate cash transaction that is expected to close in the first half of 2009.

3. Wireless Licenses, Goodwill and Other Intangibles, Net
The changes in the carrying amount of wireless licenses, net are as follows:

Wireless Licenses,
(Dollars in Millions)	Net (a)

Balance, net, as of January 1, 2007	$51,115
Acquisitions	170
Capitalized interest on wireless licenses	203
Other	(3)

Balance, net, as of December 31, 2007	51,485
Acquisitions	10,644
Capitalized interest on wireless licenses	267
Other	(4)

Balance, net, as of December 31, 2008	$62,392

(a)	Wireless licenses of approximately $12.4 billion and $3.0 billion were not in service at December 31, 2008 and 2007, respectively.
The Partnership evaluated its wireless licenses for potential impairment as of December 15, 2008 and December 15, 2007. These evaluations resulted in no impairment of the Partnership’s wireless licenses.
On March 20, 2008, the FCC announced the results of Auction 73 of wireless spectrum licenses in the 700 MHz band. The Partnership was the successful bidder for twenty-five 12 MHz licenses in the A-Block frequency, seventy-seven 12 MHz licenses in the B-Block frequency and seven 22 MHz licenses (nationwide with the exception of Alaska) in the C-Block frequency, with an aggregate bid price of $9,363 million. The Partnership has made all required payments to the FCC for these licenses. The FCC granted the Partnership these licenses on November 26, 2008.
On September 18, 2006, the FCC concluded its Advanced Wireless Services spectrum auction (“Auction 66”). We paid $2.8 billion for thirteen 20 MHz licenses for which we were the high bidder. The licenses were granted on November 29, 2006.
The changes in the carrying amount of goodwill are as follows:

(Dollars in Millions)	Goodwill

Balance as of January 1, 2008	$—
Acquisitions	957
Reclassifications and adjustments	(2)

Balance, net, as of December 31, 2008	$955

Other intangibles, net are included in Deferred charges and other assets, net and consist of the following:

	December 31,
(Dollars in Millions)	2008	2007

Customer lists (4-7 yrs.) (a)	$226	$96
Other (1-18 yrs.)	38	23

	264	119
Less: accumulated amortization (b)	48	87

Other intangibles, net	$216	$32

(a)	The Partnership retired approximately $75 of fully amortized customer lists during the year ended December 31, 2008.

(b)	Based solely on amortizable intangible assets existing at December 31, 2008, the estimated amortization expense for the five succeeding fiscal years and thereafter is as follows:

For the year ended 12/31/2009	$58
For the year ended 12/31/2010	40
For the year ended 12/31/2011	35
For the year ended 12/31/2012	32
For the year ended 12/31/2013 and thereafter	51
Total	$216

4. Investment and Financial Instruments
Investment in Debt Obligations
On June 10, 2008, in connection with the agreement to acquire Alltel, the Partnership purchased from third parties $4,985 million aggregate principal amount of debt obligations of certain subsidiaries of Alltel for approximately $4,766 million, plus accrued and unpaid interest. The maturity dates of these obligations range from 2015 to 2017. The Partnership’s investment in Alltel debt obligations is classified as available-for-sale. (See Note 17.)
Derivatives
The ongoing effect of SFAS No. 133 and related amendments and interpretations on our consolidated financial statements will be determined each period by several factors, including the specific hedging instruments in place and their relationships to hedged items, as well as market conditions at the end of each period.
Foreign Exchange Risk Management
During 2008, we entered into cross currency swaps designated as cash flow hedges to exchange the net proceeds from our December 18, 2008 offering (see Note 8) from British Pounds Sterling and Euros into U.S. dollars, to fix our future interest and principal payments in U.S. dollars as well as mitigate the impact of foreign currency transaction gains or losses. We record these contracts at fair value and any gains or losses on the contracts will, over time, offset the gains or losses on the underlying debt obligations.
Concentrations of Credit Risk
Financial instruments that subject us to concentrations of credit risk consist primarily of temporary cash investments, trade receivables and derivative contracts. Our policy is to deposit our temporary cash investments with major financial institutions. Counterparties to our derivative contracts are also major financial institutions. The financial institutions have all been accorded high ratings by primary rating agencies. We limit the dollar amount of contracts entered into with any one financial institution and monitor our counterparties’ credit ratings. We generally do not give or receive collateral on swap agreements due to our credit rating and those of our counterparties. While we may be exposed to credit losses due to the nonperformance of our counterparties, we consider the risk remote.
5. Fair Value Measurements
The following table presents the balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

(Dollars in Millions)	Level 1	Level 2	Level 3	Total

Assets:
Investment in debt obligations, net	$—	$—	$4,781	$4,781
Other assets, net	$—	$64	$—	$64

Liabilities:
Other non-current liabilities	$—	$59	$—	$59

A reconciliation of the beginning and ending balance of the item measured at fair value using significant unobservable inputs as of December 31, 2008 is as follows:

Investment in debt
(Dollars in Millions)	obligations, net

Balance, net, as of January 1, 2008	$—
Total gains (losses) (realized/unrealized)	—
Included in earnings	—
Included in other comprehensive income	—
Purchases, issuances and settlements	4,767
Discount accretion included in earnings	14
Transfers in (out) of Level 3	—

Balance, net, as of December 31, 2008	$4,781

Investment in debt obligations is comprised of our investment in Alltel debt, which was acquired in June 2008, and is classified as Level 3. The fair value of the investment in Alltel debt is based upon internally developed valuation techniques since the underlying obligations are not registered or traded in an active market. Upon closing of the Alltel acquisition (see Note 17), the investment in Alltel debt became an intercompany loan that will be eliminated in consolidation.
Included in Other assets and in Other non-current liabilities are derivative contracts, comprised of cross currency swaps, that are valued using models based on readily observable market parameters for all substantial terms of our derivative contracts and thus are classified within Level 2.
The following table provides additional information about our other significant financial instruments:

	At December 31,
	2008		2007
	Carrying	Fair	Carrying	Fair
(Dollars in Millions)	Value	Value	Value	Value

Term notes due to affiliates	$11,748	$11,594	$5,969	$5,990
Short and long-term debt	$10,382	$11,066	$—	$—
The fair value of our term notes due to affiliate is determined based on future cash flows discounted at current rates. The fair value of our short-term and long-term debt is determined based on market quotes for similar terms and maturities or future cash flows discounted at current rates. Our financial instruments also include cash and cash equivalents, and trade receivables and payables. These financial instruments are short term in nature and are stated at their carrying value, which approximates fair value.
6. Noncontrolling Interest

	December 31,
(Dollars in Millions)	2008	2007

Verizon Wireless of the East	$1,179	$1,179
Cellular partnerships	513	502

Noncontrolling interest in consolidated entities	$1,692	$1,681

Verizon Wireless of the East
Verizon Wireless of the East LP is a limited partnership formed in 2002 by combining the wireless business of Price Communications Wireless, Inc. (“Price”) with a portion of the Partnership. It is controlled and managed by the Partnership. In exchange for its contributed assets, Price received a preferred limited partnership interest in Verizon Wireless of the East LP that was exchangeable under certain circumstances into equity of Verizon Wireless if an initial public offering of such equity occurred or mandatorily into common stock of Verizon on the fourth anniversary of the asset contribution. On August 15, 2006, Price exchanged its preferred limited partnership interest in Verizon Wireless of the East LP for 29.5 million shares of Verizon’s common stock. Verizon’s interest in Verizon Wireless of the East LP was $1,179 million as of December 31, 2008 and 2007, respectively. Verizon is not allocated any of the profits of Verizon Wireless of the East LP.

7. Supplementary Financial Information
Supplementary Balance Sheet Information

	Balance at	Additions	Write-offs,	Balance at
	beginning of	charged to	net of	end of the
(Dollars in Millions)	the year	operations	recoveries	year

Accounts Receivable Allowances:
2008	$217	$507	$(480)	$244
2007	$201	$395	$(379)	$217
2006	$193	$273	$(265)	$201

	December 31,
(Dollars in Millions)	2008	2007

Plant, Property and Equipment, Net:
Land and improvements	$151	$146
Buildings (8-40 yrs.)	8,025	7,064
Wireless plant equipment (3-15 yrs.)	37,121	37,706
Furniture, fixtures and equipment (5 yrs.)	3,915	3,502
Leasehold improvements (5 yrs.)	2,912	2,469

	52,124	50,887
Less: accumulated depreciation	24,988	24,916

Plant, property and equipment , net (a)(b)	$27,136	$25,971

(a)	Construction-in-progress included in certain of the classifications shown in plant, property and equipment, principally wireless plant equipment, amounted to $1,760 and $1,938 at December 31, 2008 and 2007, respectively.

(b)	Interest costs of $62 and $93 and network engineering costs of $250 and $264 were capitalized during the years ended December 31, 2008 and 2007, respectively.

	December 31,
(Dollars in Millions)	2008	2007

Accounts Payable and Accrued Liabilities:
Accounts payable	$3,056	$3,092
Taxes payable	348	362
Accrued payroll	320	262
Related employee benefits	1,320	1,807
Accrued commissions	280	239
Accrued expenses	71	76

Accounts payable and accrued liabilities	$5,395	$5,838

Supplementary Statements of Income Information

	For the Years Ended December 31,
(Dollars in Millions)	2008	2007	2006

Depreciation and Amortization:
Depreciation of plant, property and equipment	$5,258	$5,028	$4,668
Amortization of other intangibles	36	18	137
Amortization of deferred charges and other assets	111	108	108

Total depreciation and amortization	$5,405	$5,154	$4,913

Interest Expense, Net:
Interest expense	$(490)	$(547)	$(770)
Capitalized interest	329	296	318

Interest expense, net	$(161)	$(251)	$(452)

Supplementary Cash Flows Information

	For the Years Ended December 31,
(Dollars in Millions)	2008	2007	2006

Net cash paid for income taxes	$575	$564	$439
Interest paid, net of amounts capitalized	$90	$264	$445

Supplemental investing and financing non-cash transactions:
Reclassification of deposits	$—	$—	$332
Reclassification of portion of Vodafone’s partners’ capital	$—	$10,000	$10,000
8. Debt
We had no long-term debt obligations as of December 31, 2007. Outstanding long-term debt obligations as of December 31, 2008 are as follows:

(Dollars in Millions)	Maturities	December 31, 2008

€650 million 7.625% notes	2011	$908
€500 million 8.750% notes	2015	699
£600 million 8.875% notes	2018	876
$1,250 million 7.375% notes	2013	1,250
$2,250 million 8.500% notes	2018	2,250
Three-year term loan facility	2009-2011	4,440
Unamortized discount		(41)

Total long-term debt, including current maturities		10,382

Less: debt maturing within one year		(444)

Total long-term debt		$9,938

Unless indicated, the following notes were co-issued or co-borrowed by the Partnership and Verizon Wireless Capital LLC. Verizon Wireless Capital LLC, a wholly owned subsidiary of the Partnership, is a limited liability company formed under the laws of Delaware on December 7, 2001 as a special purpose finance subsidiary to facilitate the offering of debt securities of the Partnership by acting as co-issuer. Other than the financing activities as a co-issuer of the Partnership’s indebtedness, Verizon Wireless Capital LLC has no material assets, operations or revenues. The Partnership is jointly and severally liable with Verizon Wireless Capital LLC for these notes.
Discounts and capitalized debt issuance costs are amortized using the effective interest method.
€650 Million 7.625% Notes, €500 Million 8.750% Notes and £600 Million 8.875% Notes
On December 18, 2008, we and Verizon Wireless Capital LLC co-issued €650 million 7.625% notes due 2011, €500 million 8.750% notes due 2015 and £600 million 8.875% notes due 2018 (the “December 2008 Notes”). Concurrent with these offerings, we entered into cross currency swaps to fix our future interest and principal payments in U.S. dollars and exchanged the proceeds of the notes from British Pounds Sterling and Euros into dollars. (See Note 4.) The net cash proceeds were $2,410 million, net of discounts and issuance costs. Proceeds from these notes were used in connection with the Alltel acquisition on January 9, 2009 (See Note 17). These notes are non-recourse against any existing or future partners of the Partnership.
$1,250 Million 7.375% Notes and $2,250 Million 8.500% Notes
On November 21, 2008, we and Verizon Wireless Capital LLC co-issued a private placement of $1,250 million 7.375% notes due 2013 and $2,250 million 8.500% notes due 2018 (the “November 2008 Notes”), resulting in cash proceeds of $3,451 million, net of discounts and direct issuance costs. The net proceeds from the sale of the November 2008 Notes were used in connection with the Alltel acquisition on January 9, 2009. (See Note 17.) These notes are non-recourse against any existing or future partners of the Partnership. The issuers have agreed to file a registration statement with respect to an offer to exchange the notes for a new issue of notes registered under the Securities Act of 1933, to be declared effective within 330 days of the notes offering close. Failure to meet this deadline may result in additional interest related to these notes.

Three-Year Term Loan Facility Agreement
On September 30, 2008, we and Verizon Wireless Capital LLC, as co-borrowers, entered into a $4,440 million Three-Year Term Loan Facility Agreement (the “Three-Year Term Facility”) with Citibank, N.A. as Administrative Agent, with a maturity date of September 30, 2011. The Partnership borrowed $4,440 million under the Three-Year Term Facility in order to repay a portion of the 364-day Credit Agreement, as described below. Of the $4,440 million, $444 million must be repaid at the end of the first year, $1,998 million at the end of the second year, and $1,998 million upon final maturity. Interest on borrowings under the Three-Year Term Facility is calculated based on the London Interbank Offered Rate (“LIBOR”) for the applicable period and a margin that is determined by reference to the long-term credit rating of the Partnership issued by Standard & Poor’s Rating Services (“S&P”) and Moody’s Investors Service (if Moody’s subsequently determines to provide a credit rating for the Three-Year Term Facility). Borrowings under the Three-Year Term Facility currently bear interest at a variable rate based on LIBOR plus 100 basis points. The Three-Year Term Facility includes a requirement to maintain a certain leverage ratio.
364-Day Credit Agreement
On June 5, 2008, the Partnership entered into a $7,550 million 364-day Credit Agreement (the “Credit Agreement”) with Morgan Stanley Senior Funding Inc., as Administrative Agent. During 2008, the Partnership utilized this facility primarily to complete the purchase of Alltel debt obligations, finance the acquisition of Rural Cellular and repay Rural Cellular debt. During 2008, the borrowings under the Credit Agreement were repaid.
Fixed and Floating Rate Notes
The Partnership and Verizon Wireless Capital LLC co-issued a private placement of $2.5 billion fixed rate notes in December 2001, maturing in December 2006, which were repaid at maturity with proceeds obtained through affiliate borrowings.
Debt Covenants
We are in compliance with our debt covenants.
Maturities of Long-Term Debt
Maturities of long-term debt outstanding at December 31, 2008 are as follows:

Years	(Dollars in Million)

2009	$444
2010	1,998
2011	2,905
2012	—
2013	1,240
Thereafter	3,795
Bridge Financing
On December 19, 2008, we and Verizon Wireless Capital LLC, as the borrowers, entered into a $17 billion credit facility (the “Acquisition Bridge Facility”) with Bank of America, N.A., as Administrative Agent. On December 31, 2008, the Acquisition Bridge Facility was reduced to $12.5 billion. As of December 31, 2008, there were no amounts outstanding under this facility. (See Note 17.)

9. Due from/to Affiliates

	December 31,
(Dollars in Millions)	2008	2007

Receivable from affiliates, net	$155	$178

Payables to affiliates:
Distributions payable to affiliates	556	—

Term notes payable to affiliates:
$6,500 million floating rate promissory note, due February 22, 2008	—	891
$2,500 million fixed rate promissory note, due December 15, 2008	—	2,500
$2,431 million floating rate promissory note, due August 1, 2009	1,931	2,431
$9,000 million fixed rate promissory note, due August 1, 2009	454	147
$9,363 million floating rate promissory note, due March 31, 2010	9,363	—

Total long-term due to affiliates, including current maturities	11,748	5,969

Less: current maturities	(2,385)	(3,391)

Total long-term due to affiliates	$9,363	$2,578

Receivable from Affiliates, Net
The Partnership has agreements with certain Affiliates for the provision of services in the normal course of business, including but not limited to direct and office telecommunications and general and administrative services. (See Note 14.)
Distributions Payable to Affiliates
With respect to a $556 million tax distribution we were scheduled to make in November 2008 for the quarter ending September 30, 2008 (see Note 14), Verizon and Vodafone have agreed to defer payment of the distribution until the first to occur of either distribution by us or the passage of five business days after receipt of a written request for distribution delivered to us by Vodafone or Verizon. At the time of the distribution, we will make payment in full (without interest, premium or other adjustment) of the applicable amounts to our Partners. We have provided our Partners with the customary calculation of the tax distribution in the usual time frame and otherwise have taken all actions (other than actual distribution) that are normally taken in connection with the tax distribution.
Term Notes Payable to Affiliates
Unless otherwise indicated, all affiliate term notes are payable to a wholly-owned subsidiary of Verizon, Verizon Financial Services LLC (“VFSL”).
Amounts borrowed under a $2,431 million floating rate promissory note, due August 1, 2009, bear interest at a rate per annum equal to one-month LIBOR plus 20 basis points for each interest period, with the interest rate being adjusted on the first business day of each month.
A $9,000 million fixed rate promissory note, due August 1, 2009, permits the Partnership to borrow, repay and re-borrow from time-to-time up to a maximum principal amount of $9,000 million. Amounts borrowed under this note bear interest at a rate of 5.8% per annum.
On March 31, 2008, the Partnership signed a floating rate promissory note that permits the Partnership to borrow up to a maximum principal amount of approximately $9,363 million from VFSL, with a maturity date of March 31, 2010. Amounts outstanding under this note bear interest at a rate per annum equal to one-month LIBOR plus 28 basis points for each interest period, with the interest rate being adjusted on the first business day of each month. Proceeds from the note were used to fund the acquisition of wireless spectrum licenses in the recently completed 700 MHz wireless spectrum auction conducted by the FCC. (See Note 3.)
On February 22, 2008, the Partnership repaid a $6,500 million floating rate note with proceeds obtained through intercompany borrowings.
On May 30, 2008, the Partnership repaid a $2,500 million fixed rate note with proceeds obtained through intercompany borrowings.

Additionally, in September 2006, Verizon Wireless of the East LP repaid in full its $350 million term note to Verizon Investments Inc., a wholly-owned subsidiary of Verizon, using the proceeds from the Partnership.
10. Employee Benefit Plans
Employee Savings and Profit Sharing Retirement Plans
The Partnership maintains the Verizon Wireless Savings and Retirement Plan (the “VZW Plan”), a defined contribution plan, for the benefit of its employees. Employees of the Partnership are eligible to participate as soon as practicable following their commencement of employment.
Under the employee savings component of the VZW Plan, employees may contribute, subject to IRS limitations, up to a total of 25% of eligible compensation, on a before-tax, after-tax, or Roth 401(k) basis, or as a combination of before-tax, after-tax, and Roth 401(k) contributions, under Section 401(k) of the Internal Revenue Code of 1986, as amended. In 2008, employees were able to contribute up to a total of 25% of eligible compensation. Up to the first 6% of an employee’s eligible compensation contributed to the VZW Plan is matched 100% by the Partnership. The Partnership recognized approximately $185 million, $174 million and $146 million of expense related to matching contributions for the years ended December 31, 2008, 2007, and 2006, respectively.
Under the profit sharing component of the VZW Plan the Partnership may elect, at the sole discretion of the Human Resources Committee of the Board of Representatives (the “HRC”), to contribute an additional amount to the accounts of employees who have completed at least 12 months of service prior to the last on-cycle payroll of the year. The profit sharing component is offered in the form of a profit sharing contribution. The HRC declared profit sharing contributions of 3% of employees’ eligible compensation for 2008, 2007 and 2006, respectively. The Partnership recognized approximately $103 million, $92 million and $81 million of expense related to profit sharing contributions for 2008, 2007, and 2006, respectively.
11. Long-Term Incentive Plan
Verizon Wireless Long Term Incentive Plan
The Wireless Plan provides compensation opportunities to eligible employees and other participating affiliates of the Partnership. The plan provides rewards that are tied to the long-term performance of the Partnership. Under the Wireless Plan, VARs and Restricted Partnership Units (“RPUs”) are granted to eligible employees. The aggregate number of VARs and RPUs that may be issued under the plan is approximately 343 million.
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
With the adoption of SFAS No. 123(R), the Partnership began estimating the fair value of VARs granted using a Black-Scholes option valuation model. The following table summarizes the assumptions used in the model during the years ended December 31, 2008 and 2007:

	2008	2007	2006
	Ranges	Ranges	Ranges

Risk-free rate	0.6% – 3.3%	3.2% – 5.1%	4.6% – 5.2%
Expected term (in years)	1.2 – 3.0	0.9 – 3.4	1.0 – 3.5
Expected volatility	33.9% – 58.5%	18.1% – 23.4%	17.6% – 22.3%

The risk-free rate is based on the U.S. Treasury yield curve in effect at the measurement date. The expected term of the VARs was estimated using a combination of the simplified method, historical experience, and management judgment. Expected volatility was based on a blend of the historical and implied volatility of publicly traded peer companies for a period equal to the VARs expected life, ending on the measurement date, and calculated on a monthly basis. The Partnership does not pay dividends related to the VARs.
For the years ended December 31, 2008, 2007, and 2006, the intrinsic value of VARs exercised during the period was $554 million, $488 million, and $80 million, respectively.
For the year ended December 31, 2007, the fair value of VARs vested during the period was $716 million. There were no VARs that became vested during the years ended December 31, 2008 and 2006.
Cash paid to settle VARs for the years ended December 31, 2008, 2007, and 2006 was $549 million, $452 million, and $74 million, respectively.
Awards outstanding at December 31, 2008, 2007 and 2006 under the Wireless Plan are summarized as follows:

			Weighted
			Average
			Exercise
			Price	Vested
	RPUs (a)	VARs (a)	of VARs (a)	VARs(a)

Outstanding, January 1, 2006	14,452,764 (b)	108,923,171	$17.12	63,596,655
Granted	173,197	—	—
Exercised	(14,607,439)	(7,448,447)	13.00
Cancelled	(18,522)	(7,007,944)	23.25

Outstanding, December 31, 2006	—	94,466,780	16.99	52,041,606
Granted	—	134,375	13.89
Exercised	—	(30,848,164)	15.07
Cancelled/Forfeited	—	(3,341,283)	24.12

Outstanding, December 31, 2007	—	60,411,708	17.58	60,411,708
Exercised	—	(31,817,204)	18.47
Cancelled/Forfeited	—	(350,018)	19.01

Outstanding, December 31, 2008	—	28,244,486	$16.54	28,244,486

(a)	The weighted average exercise price is presented in actual dollars; VARs and RPUs are presented in actual units.

(b)	RPUs, totaling approximately $303 million vested in full on December 31, 2005 and were paid and cancelled on January 31, 2006.
The following table summarizes the status of the Partnership’s VARs as of December 31, 2008:

	VARs Vested & Outstanding (a)
		Weighted
		Average
		Remaining	Weighted
Range of		Contractual	Average
Exercise Prices	VARs	Life (Years)	Exercise Price

$8.74 – $14.79	17,601,712	4.70	$12.20
$14.80 – $22.19	5,058,645	2.75	16.78
$22.20 – $30.00	5,584,129	1.52	30.00

Total	28,244,486		$16.54

(a)	As of December 31, 2008 the aggregate intrinsic value of VARs outstanding and vested was $401 million.

Verizon Communications Long Term Incentive Plan
The Verizon Communications Long Term Incentive Plan (the “Verizon Plan”), permits the grant of nonqualified stock options, incentive stock options, restricted stock, restricted stock units, performance shares, performance share units and other awards. The maximum number of shares for awards is 207 million.
Restricted Stock Units
The Verizon Plan provides for grants of restricted stock units (“RSUs”) that generally vest at the end of the third year after the grant. The RSUs are classified as liability awards because the RSUs are paid in cash upon vesting. The RSU award liability is measured at its fair value at the end of each reporting period and, therefore, will fluctuate based on the performance of Verizon’s stock. Dividend equivalent units are also paid to participants at the time the RSU award is paid.
The Partnership had approximately 3.7 million and 3.6 million RSUs outstanding under the Verizon Plan as of December 31, 2008 and 2007, respectively.
Performance Share Units
The Verizon Plan also provides for grants of performance share units (“PSUs”) that generally vest at the end of the third year after the grant if certain threshold performance requirements have been satisfied. The PSUs are classified as liability awards because the PSU awards are paid in cash upon vesting. Dividend equivalent units are also paid to participants at the time that the PSU award is determined and paid, and in the same proportion as the PSU award.
The Partnership had approximately 5.5 million and 5.4 million PSUs outstanding under the Verizon Plan as of December 31, 2008 and 2007, respectively.
As of December 31, 2008, unrecognized compensation expense related to the unvested portion of the Partnership’s RSUs and PSUs was approximately $70 million and is expected to be recognized over a weighted-average period of approximately two years.
Stock-Based Compensation Expense
For the years ended December 31, 2008, 2007 and 2006, the Partnership recognized compensation expense for stock based compensation related to VARs, RSUs and PSUs of $19 million, $631 million and $806 million, respectively.
Included in the $806 million of compensation expense for the year ended December 31, 2006 was a cumulative effect of accounting change of $124 million. (See Note 1.)
12. Income Taxes
Provision for Income Taxes
The provision for income taxes consists of the following:

	For the Years Ended December 31,
(Dollars in Millions)	2008	2007	2006

Current tax provision:
Federal	$413	$437	$355
State and local	213	179	122

	626	616	477

Deferred tax provision:
Federal	217	93	94
State and local	(41)	5	28

	176	98	122

Provision for income taxes	$802	$714	$599

A reconciliation of the income tax provision computed at the statutory tax rate to the Partnership’s effective tax rate is as follows:

	For the Years Ended December 31,
(Dollars in Millions)	2008	2007	2006

Income tax provision at the statutory rate	$4,840	$3,962	$3,123
State income taxes, net of U.S. federal benefit	120	130	107
Interest and penalties	(8)	4	—
Partnership income not subject to federal or state income taxes	(4,150)	(3,382)	(2,631)

Provision for income tax	$802	$714	$599

Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. The significant components of the Partnership’s deferred tax assets and (liabilities) are as follows:

	December 31,
(Dollars in Millions)	2008	2007

Deferred tax assets:
Bad debt	$32	$10
Accrued expenses	5	14
Net operating loss carryforward	149	163
Valuation allowance	(14)	—
Other state tax deduction	107	108

Total deferred tax assets	$279	$295

Deferred tax liabilities:
Plant, property and equipment	$(496)	$(428)
Intangible assets	(5,845)	(5,562)

Total deferred tax liabilities	$(6,341)	$(5,990)

Net deferred tax asset-current (a)	$151	$138
Net deferred tax liability-non-current	$(6,213)	$(5,833)

(a)	Included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.
Net operating loss carryforwards of $811 million expire at various dates principally from December 31, 2017 through December 31, 2025.
Uncertainty in Income Taxes
As a result of the implementation of FIN 48, the Partnership recorded a $19 million reduction to partners’ capital with an offsetting increase in the liability for unrecognized tax benefits as of January 1, 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Dollars in Millions)

Balance as of January 1, 2007	$70
Additions based on tax positions related to the current year	12
Additions for tax positions of prior years	1
Reductions due to lapse of applicable statute of limitations	(16)

Balance as of December 31, 2007	$67
Additions based on tax positions related to the current year	25
Additions for tax positions of prior years	16
Reductions due to lapse of applicable Statute of Limitations	(14)
Settlements	(17)

Balance as of December 31, 2008	$77

Included in the total unrecognized tax benefits balance as of December 31, 2008, is $50 million of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate. The remaining unrecognized tax benefits relate to temporary items that would not affect the effective tax rate.
We had approximately $9 million for the payment of interest and penalties accrued as of December 31, 2008, relating to the $77 million of unrecognized tax benefits reflected above.
The Partnership or its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and local jurisdictions. The Partnership is generally no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2002. The Internal Revenue Service (IRS) is currently examining one of the Partnership’s subsidiaries for years 2005 through 2007. As a result of the anticipated resolution of various income tax matters within the next twelve months, we believe that it is reasonably possible that the unrecognized tax benefits may be adjusted. An estimate of the amount of the change attributable to any such settlement cannot be made at this time.
13. Leases
Operating Leases
The Partnership has entered into operating leases for facilities and equipment used in its operations. Lease contracts include renewal options that include rent expense adjustments based on the Consumer Price Index as well as annual and end-of-lease term adjustments. Rent expense is recorded on a straight-line basis. The noncancellable lease term used to calculate the amount of the straight-line rent expense is generally determined to be the initial lease term, and considers any optional renewal terms that are reasonably assured. Leasehold improvements related to these operating leases are amortized over the shorter of their estimated useful lives or the noncancellable lease term. For the years ended December 31, 2008, 2007, and 2006, the Partnership recognized rent expense related to payments under these operating leases of $845 million, $737 million, and $706 million, respectively, in cost of service and $391 million, $339 million, and $313 million, respectively, in Selling, general and administrative expense in the accompanying consolidated statements of income.
The aggregate future minimum rental commitments under noncancellable operating leases, excluding renewal options that are not reasonably assured for the periods are as follows:

Operating
(Dollars in Millions)	Leases

Years
2009	$1,024
2010	841
2011	664
2012	492
2013	337
2014 and thereafter	1,057

Total minimum payments	$4,415

14. Other Transactions with Affiliates
In addition to transactions with Affiliates in Notes 6 and 9, other significant transactions with Affiliates are summarized as follows:

	For the Years Ended December 31,
(Dollars in Millions)	2008	2007	2006

Revenue related to transactions with affiliated companies	$106	$105	$113
Cost of service (a)	$1,252	$1,139	$935
Certain selling, general and administrative expenses (b)	$289	$165	$116
Interest incurred (c)	$319	$532	$629

(a)	Affiliate cost of service primarily represents cost of long distance, direct telecommunication and roaming charges from transactions with affiliates.

(b)	Affiliate selling, general and administrative expenses include direct billings from affiliates, as well as services billed from the Verizon Service Organization (“VSO”) and Verizon Corporate Services for functions performed under service level agreements.

(c)	Interest costs were capitalized in wireless licenses, net and plant, property and equipment, net in the years ended December 31, 2008, 2007 and 2006, respectively. (See Note 7.)

Under the terms of the partnership agreement between Verizon and Vodafone, the Partnership is required to make annual distributions to its partners to pay taxes. The Partnership declared distributions to its partners for the following periods:

(Dollars in Millions)
Period Declared	Distribution Measurement Period	Distribution Amount (a)

November 2008	July through September 30, 2008	$556	(d)
August 2008	April through June 30, 2008	$487	(a)
May 2008	January through March 31, 2008	$471	(a)
February 2008	October through December 31, 2007	$571	(a)

November 2007	July through September 30, 2007	$438	(b)
August 2007	April through June 30, 2007	$499	(b)
May 2007	January through March 31, 2007	$511	(b)
February 2007	October through December 31, 2006	$470	(b)

November 2006	July through September 30, 2006	$467	(c)
August 2006	April through June 30, 2006	$193
May 2006	January through March 31, 2006	$308	(c)
February 2006	October through December 31, 2005	$292

(a)	Includes state tax payments of approximately $22, $35 and $10, paid on behalf of our partners and subsequently reimbursed.

(b)	Includes state tax payments of approximately $17, $51, $10, and $6 paid in the 1st, 2nd, 3rd, and 4th quarters of 2007, respectively. These amounts were paid on behalf of our partners and subsequently reimbursed.

(c)	Includes state tax payments of approximately $2 and $4 paid in the 2nd and 4th quarters of 2006, respectively. These amounts were paid on behalf of our partners and subsequently reimbursed.

(d)	With respect to a $556 tax distribution we were scheduled to make in November 2008 for the quarter ending September 30, 2008, Verizon and Vodafone have agreed to defer payment of the distribution. (See Note 9.)
15. Accumulated Other Comprehensive Income
Comprehensive income (loss) consists of net income and other gains and losses affecting partners’ capital that, under GAAP, are excluded from net income. The components of Accumulated other comprehensive loss are as follows:

	December 31,
(Dollars in Millions)	2008	2007

Unrealized losses on cash flow hedges, net	$(53)	$—
Defined benefit pension and postretirement plans	(63)	(50)

Accumulated other comprehensive loss	$(116)	$(50)

16. Commitments and Contingencies
Under the terms of an agreement entered into among the Partnership, Verizon, and Vodafone on April 3, 2000, Vodafone obtained the right to require the Partnership to purchase up to an aggregate of $20 billion of Vodafone’s interest in the Partnership, at its then fair market value. Vodafone did not exercise its redemption rights. Accordingly, $10 billion of partners’ capital classified as redeemable was reclassified to partners’ capital in the accompanying consolidated statements of changes in partners’ capital in each of the years ended December 31, 2006 and 2007.
The Alliance Agreement contains a provision, subject to specified limitations, that requires Vodafone and Verizon to indemnify the Partnership for certain contingencies, excluding PrimeCo Personal Communications L.P. contingencies, arising prior to the formation of Verizon Wireless.
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

All of the above matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, the ultimate liability with respect to these matters as of December 31, 2008 cannot be ascertained. The potential effect, if any, on the consolidated financial statements of the Partnership, in the period in which these matters are resolved, may be material.
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
17. Subsequent Events
Acquisition of Alltel Corporation
On June 5, 2008, the Partnership entered into an agreement and plan of merger with Alltel and its controlling stockholder, Atlantis Holdings LLC, an affiliate of private investment firms TPG Capital and GS Capital Partners, to acquire, in an all-cash merger, 100% of the equity of Alltel. After satisfying all closing conditions, including receiving the required regulatory approvals, the Partnership closed the acquisition on January 9, 2009 and paid approximately $5.9 billion for the equity of Alltel. Alltel provides wireless voice and advanced data services to residential and business customers in 34 states. Immediately prior to the closing, the Alltel debt associated with the transaction, net of cash, was approximately $22.2 billion.
We expect to experience substantial operational benefits from the Alltel Acquisition, including additional combined overall cost savings from reduced roaming costs by moving more traffic to our own network, reduced network-related costs from the elimination of duplicate facilities, consolidation of platforms, efficient traffic consolidation, and reduced overall expenses relating to advertising, overhead and headcount. We expect reduced overall combined capital expenditures as a result of greater economies of scale and the rationalization of network assets. We also anticipate that the use of the same technology platform will enable us to rapidly integrate Alltel’s operations with ours while enabling a seamless transition for customers.
The Alltel Acquisition will be accounted for as a business combination under SFAS No. 141(R). While the Partnership has commenced the appraisals necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed, the amounts of assets and liabilities arising from contingencies, the fair value of non-controlling interests, and the amount of goodwill to be recognized as of the acquisition date, the initial purchase price allocation is not yet available.
Alltel Divestiture Markets
As a condition of the regulatory approvals by the DOJ and the FCC that were required to complete the Alltel acquisition, the Partnership will divest overlapping properties in 105 operating markets in 24 states (the “Alltel Divestiture Markets”). These markets consist primarily of Alltel operations, but also include the pre-merger operations of the Partnership in four markets as well as operations in Southern Minnesota and Western Kansas that were acquired from Rural Cellular. As a result of these divestiture requirements, the Partnership has placed the licenses and assets in the Alltel Divestiture Markets in a management trust that will continue to operate the markets under their current brands until they are sold.
New Borrowings
On January 9, 2009, immediately prior to the consummation of the Alltel Acquisition, we borrowed $12,350 million under the Acquisition Bridge Facility in order to complete the acquisition of Alltel and repay certain of Alltel’s outstanding debt, and the remaining commitments under the Acquisition Bridge Facility were terminated. The Acquisition Bridge Facility has a maturity date of January 8, 2010. Interest on borrowings under the Acquisition Bridge Facility is calculated based on LIBOR for the applicable period, the level of borrowings on specified dates and a margin that is determined by reference to our long-term credit rating issued by S&P. If the aggregate outstanding principal amount under the Acquisition Bridge Facility is greater than $6.0 billion on July 8th, 2009 (the 180th day after the closing of the Alltel Acquisition), we are required to repay $3.0 billion on that date (less the amount of specified mandatory or optional prepayments that have been made as of that date). The Acquisition Bridge Facility includes a requirement to maintain a certain leverage ratio. We are required to prepay indebtedness under the Acquisition Bridge Facility with 100% of the net cash proceeds of specified asset sales, issuances and sales of equity and incurrences of borrowed money indebtedness, subject to certain exceptions.
On February 4, 2009, we and Verizon Wireless Capital LLC co-issued $750 million 5.25% notes due 2012 and $3,500 million 5.55% notes due 2014, resulting in cash proceeds of $4,211, net of discounts and direct issuance costs. We used the net proceeds from the sale of these notes to repay a portion of the borrowings outstanding under the Acquisition Bridge Facility.

After the completion of the Alltel acquisition and repayments of Alltel debt, including repayments completed through January 28, 2009, approximately $2.5 billion principal amount of Alltel debt that is owed to third parties remains outstanding.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Representatives and Partners of
Cellco Partnership d/b/a Verizon Wireless:
We have audited the accompanying consolidated balance sheets of Cellco Partnership and subsidiaries d/b/a Verizon Wireless (the “Partnership”) as of December 31, 2008 and 2007, and the related consolidated statements of income, cash flows and changes in partners’ capital for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Partnership and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 1 to the consolidated financial statements, the Partnership adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” on January 1, 2006 and the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” on January 1, 2007.
As discussed in Note 1 to the consolidated financial statements, the accompanying consolidated financial statements have been retrospectively adjusted for the adoption of the provisions of Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51,” (“SFAS No. 160”), which became effective on January 1, 2009.
/s/ Deloitte & Touche LLP
New York, New York
February 23, 2009
May 11, 2009 (as to the effects of the retrospective adoption of SFAS No. 160)

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
(ii) the shareholder could elect to receive a single dividend of an amount equal to the nominal value of the B Shares on a specified date in August 2006 (the “Initial B Share Dividend”) following which the shares automatically converted into unlisted deferred shares (the “Deferred Shares”); or
(iii) the shareholder could elect to redeem the B Shares at their nominal value at a later date being 5 February or 5 August in the calendar year 2007 or 2008 (the “Subsequent Redemption”) with the shareholder receiving a continuing, non-cumulative preferential dividend on the B Shares in the meantime.
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
All remaining B Shares were redeemed on 5 August 2008.
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
In respect of the Initial B Share Dividend, a United Kingdom resident individual shareholder liable to income tax at the higher rate, is liable to pay tax equal to 25% of the cash dividend received to the extent that the gross dividend when treated as the top slice of that shareholder’s income falls above the threshold for higher rate income tax.
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
3. Redemption of B Shares
3.1 On redemption (whether an Initial Redemption or a Subsequent Redemption) of all or any of the B Shares, a shareholder might, depending on their particular circumstances, be subject to CGT on the amount of any chargeable gain realised. Any gain is measured by reference to the excess of the redemption price over the shareholder’s allowable expenditure for the B Shares redeemed. The shareholder’s allowable expenditure in relation to his Pre-existing Shares is to be apportioned between the New Shares and the B Shares by reference to their respective market values on the first day on which market values or prices were quoted or published for the New Shares.
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
5.2 Where shareholders elected to redeem B Shares, the redemption of those B Shares by the Company does not give rise to a liability to stamp duty or SDRT.
5.3 In relation to the special rules applicable to depositary receipt arrangements, no stamp duty or SDRT should be payable in respect of the issue of the B Shares or Deferred Shares to the Depositary for the Holders of Pre-existing ADRs. Nor will any such charge arise in connection with the issue of New ADRs.
6. Section 703 Income and Corporation Taxes Act 1988 (“ICTA”) and Section 684 Income Tax Act 2007)”ITA”)
The Company has been advised that the provisions of section 703 of ICTA (and, as rewritten for income tax purposes, section 684 of ITA) (anti-avoidance provisions relating to transactions in shares) should not apply in relation to shareholders who received B Shares in the Capital Reorganisation. The Company did not apply for clearance under section 707 of ICTA (or section 701 of ITA) in this regard.
US Taxation
The discussion below summarises certain US federal income tax consequences for US holders subject to alternative (ii) described above, the Initial B Share Dividend, and does not describe potential consequences to investors that received one of the other alternatives described above. This section only addresses US Holders that held their Pre-existing Shares as capital assets and does not address tax consequences applicable to Shareholders subject to special treatment under the US federal income tax laws (for example, dealers or traders in securities or currencies, banks, insurance companies, tax-exempt organisations, partnerships or other pass-through entities, persons who own 10% or more of the voting stock of the Company, persons that held Pre-existing Shares as part of a straddle, hedging, integrated or similar transaction, and persons whose functional currency is not the US dollar). This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in US federal income tax consequences different from those discussed below.

If a partnership held Pre-existing Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership which held Pre-existing Shares, you should consult your tax advisers.
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
The dividend is treated as ordinary income from foreign sources. With respect to US Shareholders that did not hold Pre-existing ADRs, the amount of the dividend treated as received generally equals the US dollar value of the sterling received by you calculated by reference to the exchange rate in effect on the date of the Initial B Share Dividend regardless of whether the sterling was converted into US dollars. If the sterling received was not converted into US Dollars on the date of receipt, such US Shareholder has a tax basis in the sterling equal to such US dollar value and any gain or loss realised on a subsequent conversion or other disposal of the sterling will be treated as US source ordinary income or loss. Amounts payable to holders of Pre-existing ADRs in respect of the Initial B Share Dividend were paid in US dollars by the Depositary (less US withholding taxes, if any). For individuals, such dividends are generally taxed at a reduced maximum tax rate of 15%, subject to certain limitations, including a holding period requirement. Such reduced rate is not available to Shareholders that elect to treat dividend income as “investment income” pursuant to section 163(d)(4) of the Code or that are obligated to make related payments with respect to positions in substantially similar or related property. Individuals should consult their own tax advisers regarding their eligibility to claim such reduced rate based on their particular circumstances.
Such dividend is not eligible for the dividends received deduction generally allowed to corporations under the Code.
To the extent that the amount of the Initial B Share Dividend exceeded a US Holder’s allocable share of the Company’s current and accumulated earnings and profits, the distribution is first treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Pre-existing Shares (thereby increasing the amount of gain, or decreasing the amount of loss, recognised on a subsequent disposition of the New Shares), and the balance in excess of adjusted basis is taxed as US source capital gain recognised on a sale or exchange. However, the Company expected that the distribution would not exceed its current and accumulated earnings and profits.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VODAFONE GROUP PUBLIC LIMITED COMPANY (Registrant)
/s/ Stephen Scott
Stephen Scott
Company Secretary

Date: 1 June 2009

Index to Exhibits to Form 20-F for year ended 31 March 2009
1.1	Memorandum, as adopted on June 13, 1984 and including all amendments made on July 28, 2000, July 26, 2005 (incorporated by reference to Exhibit 1 to the Company’s Annual Report of Form 20-F for the financial year ended March 31, 2006).

1.2	Articles of Association, as adopted on June 30, 1999 and including all amendments made on July 25, 2001, July 26, 2005, July 25 2006, July 24 2007 and July 29 2008 of the Company.

2.1	Indenture, dated as of February 10, 2000, between the Company and Citibank, N.A. as Trustee, including forms of debt securities (incorporated by reference to Exhibit 4(a) of Amendment No. 1 to the Company’s Registration Statement on Form F-3, dated November 24, 2000).

2.2	Agreement of Resignation, Appointment and Acceptance dated as of July 24, 2007, among the Company, Citibank N.A. and the Bank of New York (incorporated by reference to Exhibit 2.2 to the Company’s Annual Report of Form 20-F for the financial year ended March 31, 2008).

4.1	Agreement for US $5,525,000,000 5 year Revolving Credit Facility (subsequently increased by accession of further lenders to US$5,925,000,000), dated 24 June 2004, among the Company and various lenders, as amended and restated on 24 June 2005 by a Supplemental Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006)

4.2	Lender Accession Agreement with Merrill Lynch International Bank Limited, effective as of May 8, 2007 (incorporated by reference to Exhibit 4.2 of the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2007).

4.3	Agreement for US$4,675,000,000 7 year Revolving Credit Facility (subsequently increased by accession of further lenders to US$5,025,000,000), dated June 24, 2005, among the Company and various lenders, (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006)

4.4	Lender Accession Agreement with Merrill Lynch International Bank Limited, effective as of May 8, 2007 (incorporated by reference to Exhibit 4.4 of the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2007).

4.5	Vodafone Group Long Term Incentive Plan (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.6	Vodafone Group Short Term Incentive Plan (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.7	Vodafone Group 1999 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.8	Vodafone Group 1998 Company Share Option Scheme (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.9	Vodafone Group 1998 Executive Share Option Scheme (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.10	Vodafone Group 2005 Global Incentive Plan (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006).

4.11	Service Contract of Arun Sarin (incorporated by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2003).

4.12	Service Contract of Andrew Halford (incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006).

4.13	Agreement for Services for Sir John Bond (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2007).

4.14	Letter of Appointment of Dr. Michael Boskin (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2003).

4.16	Letter of Appointment of Dr. John Buchanan (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2003).

4.17	Letter of Appointment of Anne Lauvergeon (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006).

4.18	Letter of Appointment of Jurgen Schrempp (incorporated by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2004).

4.19	Letter of Appointment of Luc Vandevelde (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2004).

4.20	Letter of Appointment of Anthony Watson (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006).

4.21	Letter of Appointment of Philip Yea (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report for the financial year ended March 31, 2006).

4.22	Service contract of Vittorio Colao (This replaces the service contract incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2007).

4.23	Letter of appointment of Alan Jebson (incorporated by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2007).

4.24	Letter of appointment of Nick Land (incorporated by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2007).

4.25	Letter of appointment of Simon Murray (incorporate by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2008).

4.26	Letter of Appointment of Sam Jonah.

4.27	Service contract of Michel Combes.

4.28	Service contract of Stephen Pusey.

4.29	Agreement for US$4,315,000,000 3 year Revolving Credit Facility dated 29 July 2008 among the Company and various lenders.

4.30	Notice of cancellation dated 28 July 2008 in respect of the US$5,525,000,000 Revolving Credit Facility dated 24 June 2004 (as amended and restated by a Supplemental Agreement dated 24 June 2005.

7.	Computation of ratio of earnings to fixed charges for the years ended March 31, 2009, 2008, 2007, 2006 and 2005.

8.	The list of the Company’s subsidiaries is incorporated by reference to note 12 to the Consolidated Financial Statements included in the Annual Report.

12.	Rule 13a — 14(a) Certifications.

13.	Rule 13a — 14(b) Certifications. These certifications are furnished only and are not filed as part of the Annual Report on Form 20-F.

15.1	Consent letter of Deloitte LLP, London.

15.2	Consent letter of Deloitte & Touche LLP, New York.

15.3	Capitalisation and Indebtedness table.