Form 20-F
period 2010-03-31
VODAFONE GROUP PUBLIC LTD CO
filed 2010-06-02
CIK 839923

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: March 31, 2010

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
Rosemary Martin (Group General Counsel and Company Secretary) tel +44 (0) 1635 33251, fax +44 (0) 1635 580 857
Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England
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

Ordinary Shares of 11 3/7 US cents each	52,663,134,573
7% Cumulative Fixed Rate Shares of £1 each	50,000
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
Yes ☐      No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

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
Yes ☐      No ☑

SCHEDULE A

Name of each exchange
Title of each class	on which registered
Ordinary shares of 11 3/7 US cents each	NASDAQ Global Select Market*
American Depositary Shares (evidenced by American Depositary Receipts) each representing ten ordinary shares	NASDAQ Global Select Market
Floating Rate Notes due June 2011	New York Stock Exchange
5.50% Notes due June 2011	New York Stock Exchange
5.35% due Feb 2012	New York Stock Exchange
Floating Rate Notes due Feb 2012	New York Stock Exchange
5.00% Notes due December 2013	New York Stock Exchange
4.150% Notes due June 2014	New York Stock Exchange
5.375% Notes due January 2015	New York Stock Exchange
5% Notes due September 2015	New York Stock Exchange
3.375% Notes due November 2015	New York Stock Exchange
5.75% Notes March 2016	New York Stock Exchange
5.625% Notes due Feb 2017	New York Stock Exchange
4.625% Notes due July 2018	New York Stock Exchange
5.450% Notes due June 2019	New York Stock Exchange
6.25% Notes due November 2032	New York Stock Exchange
6.15% Notes due Feb 2037	New York Stock Exchange

*	Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

This constitutes the annual report on Form 20-F of Vodafone Group Plc (the ‘Company’) in accordance with the requirements of the US Securities and Exchange Commission (the ‘SEC’) for the year ended 31 March 2010 and is dated 2 June 2010. This document contains certain information set out within the Company’s annual report in accordance with International Financial Reporting Standards (‘IFRS’) and with those parts of the UK Companies Act 2006 applicable to companies reporting under IFRS, dated 18 May 2010, as updated or supplemented if necessary. Details of events occurring subsequent to the approval of the annual report on 18 May 2010 are summarised on page A-1. The content of the Group’s website (www.vodafone.com) should not be considered to form part of this annual report on Form 20-F.
In the discussion of the Group’s reported financial position, operating results and cash flow for the year ended 31 March 2010, information is presented to provide readers with additional financial information that is regularly reviewed by management. However this additional information is not uniformly defined by all companies, including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.
All amounts in this document marked with an “(*)” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates.
For further information see “Non-GAAP information” on pages 136 and 137 and “Definition of terms” on page 141.
The terms “Vodafone”, the “Group”, “we”, “our” and “us” refer to the Company and, as applicable, its subsidiaries and/or its interests in joint ventures and associates.
This document contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and business management and strategy, plans and objectives for the Group. For further details please see “Forward-looking statements” on page 140 and “Principal risk factors and uncertainties” on pages 38 and 39 for a discussion of the risks associated with these statements.
Vodafone, the Vodafone logo, Vodafone Mobile Broadband, Vodafone Passport, Vodafone Email Plus, M-PESA, M-PAISA, Vodafone Money Transfer, Vodafone Station, Vodafone 360, Vodafone One Net, Vodafone Sure Signal, Vodafone Mobile Connect and Vodacom are trade marks of the Vodafone Group. The RIM® and BlackBerry® families of trade marks, images and symbols are the exclusive properties and trade marks of Research in Motion Limited, used by permission. RIM and BlackBerry are registered with the US Patent and Trademark Office and may be pending or registered in other countries. Windows Mobile and ActiveSync are either registered trade marks or trade marks of Microsoft Corporation in the United States and/or other countries. Other product and company names mentioned herein may be the trade marks of their respective owners.
Copyright © Vodafone Group 2010
We are one of the world’s largest mobile communications companies by revenue, operating across the globe providing a wide range of communications services. Our vision is to be the communications leader in an increasingly connected world.

Contents

Executive summary#
1	Highlights
2	Chairman’s statement
4	Telecommunications industry
6	Chief Executive’s review
10	Global presence

Business#
12	Customers and distribution
14	Products and services
16	Value added services
18	Technology and resources
22	People

Performance#
24	Key performance indicators
25	Operating results
37	Guidance
38	Principal risk factors and uncertainties
40	Financial position and resources
45	Corporate responsibility

Governance#
48	Board of directors and Group management
51	Corporate governance
57	Directors’ remuneration

Financials
68	Contents
69	Directors’ statement of responsibility#
70	Audit report on internal controls
71	Critical accounting estimates
73	Audit report on the consolidated financial statements
74	Consolidated financial statements
118	Audit report on the Company financial statements
119	Company financial statements

Additional information
125	Shareholder information#
132	History and development#
133	Regulation#
136	Non-GAAP information#
138	Form 20-F cross reference guide
140	Forward-looking statements
141	Definition of terms
142	Selected financial data
EXHIBIT 1.2
EXHIBIT 2.3
EXHIBIT 4.25
EXHIBIT 4.26
EXHIBIT 4.27
EXHIBIT 4.28
EXHIBIT 4.29
EXHIBIT 4.30
EXHIBIT 7
EXHIBIT 12
EXHIBIT 13
EXHIBIT 15.1
EXHIBIT 15.2
EXHIBIT 15.3
#	These sections make up the directors’ report.

Executive summary
Highlights
Executive summary For more information, visit: www.vodafone.com/investor Highlights Group highlights for the 2010 financial year Revenue Financial highlights Q Total revenue of £44.5 billion, up 8.4%, with improving trends in most £44.5bn markets through the year. 8.4% growth Q Adjusted operating profit of £11.5 billion, a 2.5% decrease in a recessionary environment. Q Data revenue exceeded £4 billion for the first time and is now 10% Adjusted operating profit of service revenue. Q £1 billion cost reduction programme delivered a year ahead of schedule; £11.5bn further £1 billion programme now underway. 2.5% decrease Q Final dividend per share of 5.65 pence, resulting in a total for the year of 8.31 pence, up 7%. Q Higher dividends supported by £7.2 billion of free cash flow, an increase Free cash flow of 26.5%. £7.2bn Operational highlights 26.5% growth Q We are one of the world’s largest mobile communications companies by revenue with 341.1 million proportionate mobile customers, up 12.7% during the year. Proportionate mobile customers Q Improved performance in emerging markets with increasing revenue market share in India, Turkey and South Africa during the year. 341.1m Q Expanded fixed broadband customer base to 5.6 million, up 1 million during the year. 12.7% growth Q Comprehensive smartphone range, including the iPhone, BlackBerry® Bold and Samsung H1. Q Launch of Vodafone 360, a new internet service for the mobile and internet. Q High speed mobile broadband network with peak speeds of up to 28.8 Mbps. Vodafone Group Plc Annual Report 2010 1

Chairman’s statement
Sir John Bond Chairman Chairman’s statement Your Company continues to deliver strong cash generation, is well positioned to benefit from economic recovery and looks to the future with confidence. Environment and performance more efficiently and pleasurably, making better use of their time and Q Against a difficult background, we generated £7.2 billion opportunities. This has resulted in ever increasing demand, with voice of free cash flow, up 26.5%. minutes up by 22.3%(*) and data revenue up by 19.3%(*) across the Q Total dividends per share of 8.31 pence, up 7%; three year Group. This additional demand on our networks means that we need dividend per share growth target of at least 7% per annum. to manage traffic to ensure both good service for our customers and Q Original £1 billion cost programme completed a year ahead appropriate returns for our shareholders from continued investment of schedule with a further £1 billion initiative underway. in those networks. Q Continued strong investment in network capability to maintain and enhance the quality of service. Innovation Q Continued innovation in our products and services 2009 saw the sharpest contraction in the world’s economy for more broadens and enhances our business portfolio. Dividends per share than a generation. Unquestionably, this has been the most difficult The new Vodafone 360 service combines the benefits (Pence) Q economic environment in which your Company has ever operated. of mobile communications and the internet to bring 8.31 7.51 7.77 Against this background, I am very pleased to report that the Group your phone, email chat and social network contacts delivered an adjusted operating profit of £11.5 billion (down 2.5%), together in one place. and generated £7.2 billion of free cash flow (up 26.5%). The Board is recommending a final dividend of 5.65 pence, making a total for the Innovation in the services we offer, and the expansion of those services year of 8.31 pence per share (up 7%). The Board is also targeting to into other sectors such as health care or communication between maintain growth in dividends per share at no less than 7% per annum different types of machine – smart metering on energy grids or smart for the next three years. This year’s results have been achieved while communications for delivery truck fleets – can make important 2008 2009 2010 maintaining the capital expenditure (up slightly at £6.2 billion) needed contributions to our societies, lowering carbon emissions and to serve our customers’ growing demand for voice minutes and data enhancing lifestyles. This kind of innovation is important both for the services. The share price has increased by 6% since 1 April 2009, wider benefits it brings but also because it broadens and enhances the broadly in line with other major European telecommunications base on which our business is built. We have now set-up separate companies, but behind the increase in the FTSE 100. health and machine-to-machine teams to ensure that we maximise these opportunities. While the Group is not immune from the economic environment in which we operate, with our retail customers seeking to control their Your Company has also continued to innovate in the services we expenditure as much as possible and our business customers seeking provide. This year has seen the launch of Vodafone 360, a service to control cost, we have responded swiftly with cost reduction designed to help bridge the intersection between mobile and efficiency programmes. On top of our original £1 billion cost communications and the internet making it easier to communicate programme, delivered a year ahead of plan, we have now committed with friends, colleagues and family from your mobile using social to a further £1 billion cost programme by the 2013 financial year. With media or more traditional forms of electronic communication. The mobile voice prices continuing to decline in Europe by over 1 0% a year, Vodafone Money Transfer system (branded M-PESA in Kenya and tight cost control will remain a high priority in the future. Tanzania) is available in three countries with 13 million customers transferring US$3.6 billion during the 2010 financial year. We expect The telecommunications sector as a whole has seen declining revenue to roll-out the service to further markets later this year. We recently through this period but we have not seen the extremely steep declines launched two of the world’s most inexpensive handsets – for example in revenue experienced by some other sectors of the economy – the Vodafone 150 retails in most markets at unsubsidised prices below mobile communications remain an essential element in most people’s US $15 – and we are working on low cost handsets which will give lives. We see how our services are allowing people to lead their lives access to the internet. 2 Vodafone Group Plc Annual Report 2010

Geographic diversity experience of the Asia Pacific region have been great assets to the Proportionate mobile Q Wide portfolio of operations including developed and emerging Board, and I am grateful for the contribution he has made. customers markets. Q In emerging markets growth prospects remain positive. The Vodafone Foundation 341.1m We now have over 100 million customers in our key Q The Vodafone Foundation supports communities and societies up 12.7% Indian market. in the countries in which we operate. Q Vodafone invested a total of £42 million in foundation One of the benefits of our broad spread of operations in both programmes and social causes. developed and emerging markets is the diversification of risk that this allows. The Board keeps a close watch on this portfolio of investments, We have continued to fund the work of the Vodafone Foundation. particularly those where we do not exercise management control. In Through the Vodafone Foundation and our network of national affiliate Verizon Wireless we have an outstanding asset whose value has foundations we support communities and societies in the countries in increased substantially over recent years, and SFR has secured a which we operate. In this financial year we invested a total of £42 million strong market position and provided good dividends. The Board in foundation programmes and social causes, and our World of reviews these investments regularly and will remain focused upon the Difference programme enabled 604 people to take paid time to work best way of realising maximum shareholder value. for a charitable purpose of their choice in their own community or in a developing country. Across the Group we have also put in place The impairment of our investment in Vodafone Essar in India was a mechanisms to make it easy for our customers to give money to support major disappointment to the Board. It results from an intense price war, charitable appeals following disasters. After the Haiti earthquake, triggered by the unprecedented and unforeseeable entry of six new Vodafone foundations donated £0.3 million to the emergency relief and competitors into the Indian market. Our operational performance in reconstruction effort, and we helped our customers in 14 countries to India however remains strong and we remain confident in the long- give a total of £4.7 million by text message. term prospects for the Indian market. We recently passed a very important milestone, with Vodafone Essar now having more than 100 Summary million customers – one of only five national mobile operators in the On behalf of the Board, I would like to thank all Vodafone staff around world to have reached this scale, reflecting strong growth from 28 the world for the great efforts they have made in the past year in such million customers when we acquired control of Vodafone Essar in May challenging economic conditions. Vodafone would not have been able 2007. Elsewhere in the emerging markets, the operational turnaround to deliver these results without the tremendous effort of the team. of our company in Turkey has yielded very positive results and we have seen good progress in Ghana. The Board is heartened by your Company’s strong results especially in the face of such a sharp economic downturn. It believes that the Group Your Board is well positioned to benefit from economic recovery and looks to the This year we conducted an evaluation on the effectiveness of the future with confidence. Board and its Committees aided by the external advisors MWM Consulting. They concluded that the Board was effective, had the right composition and skills and was generally performing well. More detail is contained at page 48 of this report. Sir John Bond Simon Murray, who has been a non-executive Director since July 2007, Chairman has decided to step down from the Board after this year’s AGM. His knowledge of telecommunications, entrepreneurial spirit, and Vodafone Group Plc Annual Report 2010 3

Industry global mobile customers

4.7bn

Telecommunications industry

At a glance

> Customers

Mobile customers (m)

519
480
309
525
725
866
464
764
Western Europe
Eastern Europe
USA/Canada
India
China
Other Asia Pacific
Africa
Other

> Mobile penetration

Mobile penetration (the proportion of the population that have a mobile) has grown to around 70% from 40% in December 2006.

Developing countries are generally expected to deliver faster GDP growth which combined with relatively little alternative fixed line infrastructure is positive for mobile penetration growth prospects.

Mobile penetration at December 2009 (%)

130
120
93
45
54
69
48
Western Europe
Eastern Europe
USA/ Canada
India
China
Other Asia Pacific
Africa

> Competition and regulation

Competition in the telecommunications industry is intense. Consumers have a large choice of communication offers from established mobile and fixed line operators. Newer competitors, including handset manufacturers, internet based companies and software providers, are also entering the market offering converged communication services.

Vodafone outgoing voice prices and minutes (%)

(16.8)
24.0
(12.5)
12.4
(21.8)
22.7
2008
2009
2010
Price
Minutes

4 Vodafone Group Plc Annual Report 2010

Telecommunications industry
Telecommunications industry At a glance The telecommunications industry has grown rapidly in size to provide essential services that facilitate a fundamental human need to communicate. Customers Mobile penetration Competition and regulation Q There are 4.7 billion mobile customers across Q Global mobile penetration is around 70% and Q Ongoing competitive and regulatory the globe with growth of around 20% per is generally higher in more mature markets pressures have contributed to significant annum over the last three years. The majority such as Europe and the United States but is reductions in mobile prices which are being of customers are in emerging markets such growing most quickly in emerging markets partly offset by higher mobile usage. as India and China. Vodafone is a leading such as India, China and Africa. company with a 7% share of the global market. The industry has 4.7 billion mobile customers across Mobile penetration (the proportion of the population Competition in the telecommunications industry the globe, up from 2.7 billion in 2006. that have a mobile) has grown to around 70% from 40% is intense. Consumers have a large choice of in December 2006. communication offers from established mobile and Consumers are increasingly choosing to make voice fixed line operators. Newer competitors, including calls over mobile rather than fixed phones and mobile Looking forward the number of worldwide mobile phone handset manufacturers, internet based companies calls accounted for 70% of all phone calls made in 2009 users is expected to continue to grow strongly. Most of and software providers, are also entering the market compared to 50% in 2006. As a result the number of this growth is expected in emerging markets such as offering converged communication services. mobile users now far exceeds the number of fixed India, China and Africa where mobile penetration is around telephones (1.3 billion). 50% compared to about 130% in mature markets such Industry regulators continue to impose lower mobile as Europe. termination rates (the fees mobile companies charge for Over the last three years mobile customer growth calls received from other companies’ networks) and has been strongest in emerging markets such as India Developing countries are generally expected to deliver lower roaming prices. Termination fees and roaming and China. In contrast growth has been more muted faster GDP growth which combined with relatively little charges accounted for 17% of Group revenue in 2010. in developed regions such as Europe which are alternative fixed line infrastructure is positive for mobile relatively mature.. penetration growth prospects. The combination of competition and regulatory pressures have contributed to a 17% per annum decline in the average price per minute across our global network over the last three years. However price pressures are being partly offset by increased usage. During the year our customers spoke for an average of 191 minutes per month compared to 137 in 2007. Mobile customers (m) Mobile penetration at December 2009 (%) Vodafone outgoing voice prices and minutes (%) 24.0 22.7 130 120 519 764 12.4 93 480 Western Europe Eastern Europe 69 464 USA/Canada (16.8) (12.5) (21.8) 309 54 45 48 India China 525 Other Asia Pacific 866 Africa Price 725 Other Western Eastern USA/ India China Other Africa Minutes Europe Europe Canada Asia 2008 2009 2010 Pacific 4 Vodafone Group Plc Annual Report 2010

Executive summary

Industry annual handset shipments

1.1bn

Major trends

> Services

Service revenue (%)

3.8
7.9
9.7
11.5
67.1
Voice
Messaging
Data
Fixed line
Other

> Mobile handsets

The mobile industry shipped around 1.1 billion handsets worldwide in 2009. These include ultra low cost devices for more value conscious consumers, standard feature 2G and 3G devices, and high-end smartphones which can access the internet and download increasingly popular user applications. We have seen a change in mix, with increased demand for both smartphones and low cost devices.

Our low cost devices are targeted at developing markets and certain prepaid segments in Europe. Demand has been driven by lower prices and an expanding portfolio with attractive features, including touchscreen and data capabilities.

Smartphone share of global handset shipments (%)

7.9
10.9
12.8
15.3
2006
2007
2008
2009

> Network and product evolution

- **Our industry is undergoing significant technological change, with faster download speeds and product innovation improving the customer experience.**

Vodafone mobile peak downlink speeds (Mbps)

28
21
14
7
0
2006
2010

Vodafone Group Plc Annual Report 2010 5

Product focus: Vodafone 360 Samsung H1 Customers are increasingly using high-end smartphones to download applications and browse the internet. Major trends The mobile industry continues to evolve rapidly, driven by new sources of revenue, rising smartphone proliferation and new technologies. Services Mobile handsets Network and product evolution Q Around 80% of our service revenue comes Q Global handset volumes increased 5% per Q Our industry is undergoing significant from traditional voice and messaging annum over the last three years. In this time technological change, with faster download services. The remaining 20% stems from the mix has changed, with more demand for speeds and product innovation improving the faster growing areas of mobile data both smartphones and low cost devices at the customer experience. and fixed broadband. the expense of mid range feature phones. Our revenue from traditional voice and messaging The mobile industry shipped around 1.1 billion handsets Our technological capabilities are rapidly changing. Our services in mature markets is declining due to ongoing worldwide in 2009. These include ultra low cost devices networks have evolved from 2G or second generation competitive and regulatory pressures, partly offset by for more value conscious consumers, standard feature systems for voice, text and basic data services to 3G or faster growth in newer areas of data and fixed services. 2G and 3G devices, and high-end smartphones which third generation networks which also provide high speed can access the internet and download increasingly internet and email access. Vodafone’s peak mobile data We have seen demand for data services such as laptop popular user applications. We have seen a change in mix, download speeds have increased to up to 28.8 Mbps. access to the internet and mobile internet browsing lead with increased demand for both smartphones and low Looking forward we, along with other operators, have to a four fold increase in our data traffic over the last two cost devices. been testing 4G, or fourth generation, technologies years. Data revenue has expanded from £1.1 billion in the which offer even faster network speeds to enhance the 2006 financial year to £4.1 billion in the 2010 financial Smartphones accounted for 15% of the industry handset customer experience. year. Data growth has been driven by faster network shipments in 2009 compared to 8% in 2006. 24% of speeds and increased penetration of mobile broadband our new handset sales in Europe during the year were We have been a pioneer in a range of new products. services and smartphones. smartphones and this is expected to grow further over These include high speed mobile broadband for internet the next few years. and email access and femtocells to enhance customers’ Our fixed services mainly comprise fixed broadband indoor 3G signals via their household broadband rather than fixed voice calls. The number of fixed Our low cost devices are targeted at developing markets connection. We have also developed quality of service broadband customers has grown to 5.6 million at and certain prepaid segments in Europe. Demand has techniques which enable careful management of the 31 March 2010 from 2.1 million in March 2007. been driven by lower prices and an expanding portfolio assignment of capacity in our networks during the with attractive features, including touchscreen and busiest times to enhance our customers’ experience. data capabilities. Service revenue (%) Smartphone share of global handset shipments (%) Vodafone mobile peak downlink speeds (Mbps) 15.3 3.8 28 12.8 7.9 10.9 21 9.7 7.9 14 11.5 Voice 67.1 Messaging Data 7 Fixed line Other 0 2006 2007 2008 2009 2006 2010 Note: (1) Market data sourced from Wireless intelligence and Strategy Analytics. Vodafone Group Plc Annual Report 2010 5

Chief Executive’s review
Chief Executive’s review In a challenging economic environment our financial results exceeded our guidance on all measures, we increased our commercial focus, delivered our cost reduction targets ahead of schedule and maintained strong capital investment levels. Financial review of the year profit was £11.5 billion, with a growing contribution from Verizon Q 2010 financial results were ahead of guidance on all measures. Wireless and foreign exchange benefits offsetting weaker performance Q Increased revenue contribution from our targeted growth in Europe. areas in data, fixed line and emerging markets. Q Free cash flow generation of £7.2 billion, up 26.5%. Group free cash flow was £7.2 billion, up 26.5%, benefiting from significant improvements in working capital management and a We have made significant progress in implementing our strategy. We deferred dividend from Verizon Wireless. This exceptional level of cash now generate 33% of service revenue from products other than mobile flow was generated whilst maintaining capital investment, developing voice reflecting the shift of Vodafone to a total communications provider. fixed broadband services in Europe, funding the turnaround in Turkey In particular, mobile data and fixed broadband services continue to grow and Ghana, and expanding in India. while we increased the contribution being made by our operations in emerging economies, primarily by gaining market share. We have At the year end we had 341 million proportionate mobile customers reduced costs and working capital to manage better in the recessionary worldwide. Free cash flow environment while maintaining investment in our networks. Europe service revenue declined by 3.5%(*). Data and fixed line £7.2bn As a result, Vodafone’s financial results are ahead of the guidance revenue growth was strong but this was more than offset by ongoing up 26.5% range we issued in May 2009 and the upgraded guidance we issued in voice price reduction and lower volume growth in our core voice February 2010. The Group generated free cash flow of approximately products. Europe’s adjusted EBITDA margin declined by 1.0 percentage £1 billion ahead of our medium-term target established in November point, at about the same rate as the previous year, reflecting lower 2008 even after adjusting for beneficial foreign exchange. revenue, increased commercial activity, reduced cost and the increased contribution from lower margin fixed broadband. Operating The economic situation has remained challenging throughout the year free cash flow was strong at £8.2 billion. affecting our business in several ways. In our more mature European and Central European operations, voice and messaging revenue Africa and Central Europe service revenue declined by 1.2%(*), with declined and roaming revenue fell due to lower business and leisure good revenue growth at Vodacom and a much stronger result in travel. In addition, enterprise revenue declined in Europe as our business Turkey being offset by the impact of weaker economies in Central customers reduced activity and headcount. However, results in Africa Europe. The adjusted EBITDA margin declined by around 2 percentage and India remained robust driven by continued, albeit lower, GDP points, due to lower profitability in Turkey where we have focused on growth and increasing market penetration. During the course of the investment in the network, distribution, driving market share and financial year the impact of the global slowdown on the Group’s financial brand visibility. performance has diminished somewhat with Group service revenue declining in the fourth quarter by only 0.2%(*), better than the preceding Asia Pacific and Middle East service revenue increased by 9.8%(*), three quarters and the second successive quarterly improvement. reflecting another strong contribution from India where service revenue grew by 14.7%(*). During the 2010 financial year we attracted In the full year Group revenue increased by 8.4% to £44.5 billion, 32 million customers in India and in March we exceeded the 100 declining 2.3%(*) after excluding benefits from foreign exchange and million customer mark. In a very competitive pricing environment we acquisitions. The Group’s adjusted EBITDA margin declined by 2.2 were pleased to have confirmed our number two position in the percentage points to 33.1%, in line with our expectations, primarily as a market. Since Vodafone’s entry into India in 2007, our performance has result of lower revenue in Europe and the greater weight of lower been strong. We have gained about 1 percentage point per annum in margin operations in emerging economies. Group adjusted operating revenue market share, added 72 million customers, moved the 6 Vodafone Group Plc Annual Report 2010

“We have improved business into operating free cash flow generation and launched Indus Vodafone continues to evolve towards being a total communications our commercial Towers, the world’s largest tower company with more than 100,000 provider, rebalancing mobile voice in mature economies with focus and cost towers under management. However the introduction of six additional increasing revenue from broadband data services. We have also national mobile licences one year after our entry and the resulting increased the proportion of revenue we generate from emerging efficiency, with intense price competition have led to a £2.3 billion impairment charge. economies. In parallel we continued to reduce our cost base to finance visible results.” In Australia our joint venture company with Hutchison continues to growth and commercial competitiveness primarily by leveraging our perform in line with the merger plan with pro-forma revenue growth Group scale. of 8%. The adjusted EBITDA margin for the region declined by 2.2 percentage points, primarily reflecting lower margins in India caused 1. Drive operational performance by the competitive pricing environment and operating investment in We have reinforced the commercial focus of our operating companies new circles. by emphasising relative market share of quality customers, exploitation of the data opportunity and expansion into converged services. Verizon Wireless posted another set of strong results for the financial Progress in all areas has become more evident in the second half of the year. Service revenue growth was 6.3%(*) driven by increased customer year. penetration and data, although price competition has increased and growth rates have slowed in the second half of the year. We have At the same time we accelerated our £1 billion cost reduction established joint initiatives with Verizon Wireless around LTE programme, announced in 2008, and delivered its full benefits one technology and enterprise customers during the year. year ahead of plan. The majority of these savings were generated by our European operations and from cost reductions in our central We maintained capital investment at a similar level to the previous functions. Despite growth in mobile voice minutes and a significant financial year and invested £6.2 billion, consistent with our guidance increase in data usage, Europe’s overheads declined enabling in May 2009. Capital expenditure in Europe was slightly higher than in commercial investment to be increased. the 2009 financial year as we took advantage of our strong cash generation to accelerate investment in fixed and mobile broadband In November we announced a further £1 billion cost saving programme networks, and in services to enterprise customers. to be delivered by the 2013 financial year. This will help us to offset inflationary pressures and the competitive environment and Adjusted earnings per share was 16.11 pence, lower than last year enable us to invest in our revenue growth opportunities. Around half primarily as the result of a one-off tax and associated interest benefit of these savings will be available for commercial reinvestment or in the prior year. Excluding this, adjusted earnings per share increased margin enhancement. by 6.6%. We will continually update our programme to identify further ways in Total dividends per share have increased by 7% to 8.31 pence with a which the Group can benefit from its regional scale and further reduce final dividend of 5.65 pence per share, up 9% reflecting the strong cash costs in order to offset external pressures and competitor action and performance of the Group. to invest in growth. Strategy 2. Pursue growth opportunities in total communications Q Cost reduction targets delivered a year ahead of plan. Data revenue grew by 19.3%(*) and is now over £4 billion. In addition to Q Strong revenue growth from data and fixed line services. driving continued growth in PC connectivity services, we have been Q Continued strong growth in emerging markets. particularly successful in increasing smartphone penetration across Q Enhanced shareholder returns – new three year our customer base and in ensuring that smartphone customers dividend target. subscribed for additional data services. Vodafone Group Plc Annual Report 2010 7

During the financial year our active data users across the Group During the year we returned approximately £4.1 billion of free cash increased to around 50 million and within this the number of mobile flow to shareholders in the form of dividends. The remaining free cash internet users to around 31 million. These achievements, while flow was used to fund the Vodacom stake purchase completed in May significant, highlight the huge potential of data as we increase 2009 and spectrum purchases in Turkey, Egypt and Italy. Net debt penetration of the remaining part of our 341 million proportionate declined to £33.3 billion primarily as a result of foreign exchange customer base. movements. The Group has retained a low single A credit rating. Fixed line revenue increased by 7.9%(*) during the year. We now have We now expect that annual free cash flow for the Group will be between 5.6 million fixed broadband customers, an increase of around 1 million £6.0 billion and £7.0 billion (using guidance foreign exchange rates) for during the year. In Europe adjusted EBITDA margins of the fixed the next three financial years ending 31 March 2013 reflecting the activities remained stable at around 14% and the business was broadly successful execution of the Group’s strategy and our expectations for free cash flow neutral after capital expenditure of approximately improving operating free cash flow from our emerging markets and fixed £450 million. line investments. Europe’s enterprise revenue declined by 4.1%(*) during the year as a The Board is therefore targeting dividend per share growth of at least 7% consequence of the significant impact of the economic downturn on per annum for the next three financial years ending on 31 March 2013(1). our enterprise customers. In contrast Vodafone Global Enterprise, which We expect that total dividends per share will therefore be no less than serves our larger enterprise customers on a Group-wide basis, had a 10.18 pence for the 2013 financial year. good year and delivered revenue growth of around 2%(*) demonstrating the strength of Vodafone services to multinational corporations. During Performance-driven organisation the year we launched fixed mobile convergent products such as Significant changes have been made to the Group’s internal structure, Vodafone One Net specifically for smaller and medium enterprise organisation and incentive systems in the last 12 months. Head office customers which will position us well for recovery in due course. functions and management layers have been reduced significantly, simplifying our business processes and increasing the speed with 3. Execute in emerging markets which we can respond to the changing environment. In India we have secured the number two position in the market by revenue despite fierce price competition stimulated by new entrants. The specific responsibilities of Group Technology, Group Marketing Indus Towers is now the world’s largest tower company with over and our local operating companies have been simplified, eliminating 100,000 towers under management. overlapping areas and coordination activities. We are also shifting progressively into incentive schemes which emphasise reward for Vodacom increased service revenue by 4.6%(*) and maintained its competitive performance and cash generation. leadership in South Africa. In Turkey service revenue increased by 31.3%(*) in the last quarter and 5.3%(*) in the full year. The turnaround plan Prospects for the year ahead(1) has brought the company back to growth and we now have to focus on Q Adjusted operating profit of £11.2 to £12.0 billion. continuing this momentum in the forthcoming financial year. Q Free cash flow in excess of £6.5 billion. While we look at opportunities to expand as they are presented, we We expect the Group to return to organic revenue growth during the remain cautious with respect to future footprint ex pansion. Our primary 2011 financial year although this will be dependent upon the strength focus remains on driving results from our existing emerging markets. of the economic environment and the level of unemployment within Europe. In contrast, revenue growth in other emerging economies, in 4. Strengthen capital discipline to drive shareholder returns particular India and Africa, is expected to continue as the Group drives Cash generation by the Group has been strong throughout the recession, penetration and data in these markets. reflecting significant cost reductions and the success of the Group wide working capital improvement plan in its first of two years. 8 Vodafone Group Plc Annual Report 2010

Executive summary

Our strategy

Summary

/s/ Vittorio Colao

Vittorio Colao
Chief Executive

> Drive operational performance

Progress

- Increased smartphone penetration across our customer base.
- Capital investment of £6.2bn to enhance our product portfolio and network quality.
- £1bn cost reduction programme delivered a year early; a further £1bn programme now underway.
- Cost initiatives include: greater network sharing, efficiencies in customer self-service and streamlining of support functions.

Cost savings over last two years

£1bn

> Pursue growth opportunities in total communications

We have identified three revenue growth opportunities, mobile data, fixed broadband and enterprise services, which represent our total communications services.

Progress

- 19%[*] data revenue growth; driven by PC connectivity services and mobile internet usage.
- Fixed broadband customer base of 5.6m, up 1m.
- 2%[*] revenue growth in Vodafone Global Enterprise.

Mobile data users

50m

up 135% over the year

> Execute in emerging markets

In emerging markets we are focused on operational performance and driving the mobile data opportunity.

Progress

- Increasing revenue market share in India, Turkey and South Africa during the year.
- India now has 100m customers, up a record 32m during the year.
- Returned to revenue growth in Turkey driven by investment in the network, IT and distribution.
- 33%[*] data revenue growth in Vodacom.

Service revenue

32%

from emerging markets[2]

> Strengthen capital discipline

We are focused on enhancing returns to shareholders and have clear priorities for surplus capital.

Progress

- £4.1bn of free cash flow used to pay dividends.
- Total dividends per share of 8.31 pence, up 7%.
- Remaining free cash flow used to purchase spectrum and an additional 15% of Vodacom.
- New dividend target – dividends per share growth of at least 7% over the next three years.

Total dividends

8.31p

up 7%

Vodafone Group Plc Annual Report 2010 9

Executive summary Our strategy The key focus of our strategy is to drive free cash flow generation. This is supported by four main objectives: drive operational performance, pursue growth opportunities in total communications, execute in emerging markets and strengthen capital discipline. Drive operational Execute in emerging markets performance We aim to improve our performance through targeted commercial investment in high value customers, improved device portfolio In emerging markets we and cost reduction. are focused on operational performance and driving the Progress mobile data opportunity. Q Increased smartphone penetration across our customer base. Progress Q Capital investment of £6.2bn to enhance our product portfolio Q Increasing revenue market share and network quality. in India, Turkey and South Africa Q £1bn cost reduction programme during the year. delivered a year early; a further Q India now has 100m customers, £1bn programme now underway. up a record 32m during the year. Adjusted EBITDA margins are expected to decline at a significantly Q Cost initiatives include: greater Q Returned to revenue growth in lower rate than in the 2010 financial year. This reflects the continuing network sharing, efficiencies in Turkey driven by investment in benefit of the Group’s cost saving programme which is enabling us to customer self-service and the network, IT and distribution. increase commercial activity and drive increased revenue in data and streamlining of support functions. Q 33%(*) data revenue growth fixed line. in Vodacom. Cost savings over last two years Adjusted operating profit is expected to be in the range of £11.2 billion Service revenue to £12.0 billion. Performance will be determined by actual economic £1bn trends and the extent to which we decide to reinvest cost savings into 32% total communications growth opportunities. from emerging markets(2) Pursue growth opportunities Free cash flow is expected to be in excess of £6.5 billion, consistent with in total communications our new three year target. Strengthen capital discipline We intend to maintain capital expenditure at a similar level to last year, adjusted for foreign exchange, ensuring that we continue to invest in We are focused on enhancing high speed data networks, enhancing our customers’ experience and returns to shareholders and increasing the attractiveness of the Group’s data products. have clear priorities for Summary surplus capital. In an extremely challenging economic environment, we have improved Vodafone’s commercial focus and cost efficiency with We have identified three Progress visible results. revenue growth opportunities, mobile data, fixed broadband Q £4.1bn of free cash flow used to We have made good progress in our growth areas – mobile data, pay dividends. and enterprise services, broadband and enterprise – and exceeded our improved guidance, Q Total dividends per share of 8.31 generating strong free cash flow of £7.2 billion. As a result of greater which represent our total pence, up 7%. confidence in Vodafone’s prospects and cash generation ability, the communications services. Q Remaining free cash flow used Board has adopted a revised dividend policy, delivering attractive to purchase spectrum and growth for shareholders over the next three years(1). Progress an additional 15% of Vodacom. Q New dividend target – dividends Economic growth remains fragile in many of our largest markets but Q 19%(*) data revenue growth; driven by per share growth of at least 7% we remain confident that our strategy is creating a stronger Vodafone. PC connectivity services and mobile over the next three years. internet usage. Q Fixed broadband customer base Total dividends of 5.6m, up 1m. Q 2%(*) revenue growth in Vodafone 8.31p Vittorio Colao Global Enterprise. up 7% Chief Executive Mobile data users Notes: 50m (1) For guidance and dividend assumptions see page 37. up 135% over the year (2) Africa and Cent ral Europe and Asia Pacific and Middle East. Vodafone Group Plc Annual Report 2010 9

Global presence

> Europe

Ireland 2.1m
UK 19.0m
Netherlands 4.7m
Germany 34.5m
France 8.6m
Italy 23.2m
Portugal 6.0m
Spain 16.7m
Albania 1.7m
Greece 6.0m
Malta 0.2m

Europe

Revenue[1]
£29.9bn
0.8% growth

Adjusted operating profit[1]
£6.9bn
2.9% decrease

Operating free cash flow[1]
£8.2bn
2.7% decrease

Capital expenditure[1]
£3.0bn
6.0% growth

Revenue growth (%)
2.1
8.7
(1.7)
(6.8)
0.5
Germany
Italy
Spain
UK
Other

(1) The sum of these amounts does not equal Group totals due to Common Functions and intercompany eliminations.

> Africa and Central Europe

Poland 3.3m
Czech Republic 3.0m
Hungary 2.6m
Romania 9.7m
Turkey 15.8m
Ghana 2.8m
Kenya 5.5m
Democratic Republic of Congo(2)
Tanzania(2)
Vodacom(2) 39.9m(3)
Mozambique(2)
Lesotho(2)
South Africa(2)(3)

Africa and Central Europe

Revenue[1]
£8.0bn
45.9% growth

Adjusted operating profit[1]
£0.5bn
21.9% decrease

Operating free cash flow[1]
£1.1bn
70.5% growth

Capital expenditure[1]
£1.4bn
61.1% growth

Revenue growth (%)
3.2(2)(4)
(15.8)
2.1
(1.1)
Vodacom
Romania
Turkey
Other

Partner markets

10 Vodafone Group Plc Annual Report 2010

Global presence
Global presence We have a significant global presence, with equity interests in over 30 countries and over 40 partner markets worldwide. The Group operates in three geographic regions – Europe, Africa and Central Europe, Asia Pacific and Middle East – and has an investment in Verizon Wireless in the United States. Europe Africa and Central Europe Our mobile subsidiaries and joint venture operate under the brand name ‘Vodafone’. Our subsidiaries in this region operate under the ‘Vodafone’ brand or, in the case Our associate in France operates as ‘SFR’ and ‘Neuf Cegetel’, and our fixed line of Vodacom and its mobile subsidiaries, the ‘Vodacom’ and ‘Gateway’ brands. communication businesses operate as ‘Vodafone’, ‘Arcor’, ‘Tele2’ and ‘TeleTu’. Our joint venture in Poland operates as ‘Plus’ and our associate in Kenya operates as ‘Safaricom’. Poland 3.3m Czech Republic 3.0m Hungary 2.6m Romania 9.7m Turkey 15.8m Ireland 2.1m UK 19.0m Netherlands 4.7m Germany 34.5m Ghana 2.8m France 8.6m Kenya 5.3m Democratic Republic of Congo(2) Italy 23.2m Tanzania(2) Portugal 6.0m Albania 1.7m Spain 16.7m Greece 6.0m Vodacom(2) 39.9m(3) Mozambique(2) Malta 0.2m Lesotho(2) South Africa(2)(3) Europe Revenue growth (%) Africa and Central Europe Revenue growth (%) Revenue(1) 8.7 Revenue(1) 3.2(*)(4) 2.1 £29.9bn £8.0bn (15.8) (1.1) 2.1 0.8% growth (1.7) (6.8) 0.5 45.9% growth Adjusted operating profit(1) Adjusted operating profit(1) £6.9bn Germany Italy Spain UK Other £0.5bn Vodacom Romania Turkey Other 2.9% decrease 21.9% decrease Operating free cash flow(1) (1) The sum of these amounts does not equal Operating free cash flow(1) (2) Vodacom refers to the Group’s interest in Group totals due to Common Functions and Vodacom Group Limited (‘Vodacom’) in South £8.2bn intercompany eliminations. £1.1bn Africa and its subsidiaries, including its operations in the Democratic Republic of Congo, 2.7% decrease 70.5% growth Lesotho, Mozambique and Tanzania. It also Capital expenditure(1) Capital expenditure(1) includes its Gateway services and business network solutions subsidiaries which have customers in more than 40 countries in Africa. £3.0bn £1.4bn (3) The Group’s customers for Vodacom include 17.1 million customers in South Africa. 6.0% growth 61.1% growth (4) Vodacom became a subsidiary on 18 May 2009. The reported revenue growth was 150.3%. Partner markets Partner markets extend our brand exposure outside investment. Similar arrangements also exist with a Partnership agreements in place at 31 March 2010, the controlled operating companies through entering number of our joint ventures, associates and excluding those with our joint ventures, associates and into a partnership agreement with a local mobile investments. investments, are shown in the table to the right. operator, enabling a range of our global products and services to be marketed in that operator’s territory. The results of partner markets are included within Under the terms of these partner market agreements Common Functions, together with the net result of we cooperate with our partners in the development unallocated central costs and recharges to the Group’s and marketing of certain services. These partnerships operations, including royalty fees for the use of the create additional revenue through royalty and Vodafone brand. franchising fees without the need for equity 10 Vodafone Group Plc Annual Report 2010

Executive summary

Regions

Revenue[1] (£bn)

6.5
8.0
29.9

Adjusted operating profit[1] (£bn)

4.1
6.9
0.4
0.5

Operating free cash flow[1] (£bn)

1.1
0.6
8.2

Capital expenditure[1] (£bn)

1.4
3.0
1.4

> Asia Pacific and Middle East

Asia Pacific and Middle East

Revenue[1]

£6.5bn

11.4% growth

Adjusted operating profit[1]

£0.4bn

35.6% decrease

Operating free cash flow[1]

£0.6bn

–

Capital expenditure[1]

£1.4bn

25.1% decrease

Revenue growth (%)

15.8
5.1
9.3
India
Egypt
Other

> Verizon Wireless (United States)

Verizon Wireless 41.8m

Verizon Wireless (US)

Revenue[5]

£17.2bn

22.3% growth

Adjusted operating profit[1]

£4.1bn

16.1% growth

Revenue growth (%)

22.3
US

- Subsidiary
- Joint venture
- Associate
- Investment

Country	Operator	Country	Operator	Country	Operator
Afghanistan	Roshan	Faroe Islands	Vodafone Faroe Islands	Russia	MTS
Armenia	MTS	Finland	Elisa	Serbia	VIP mobile
Austria	A1	Honduras	Digicel	Singapore	M1
Azerbaijan	Azerfon-Vodafone	Hong Kong	SmarTone-Vodafone	Slovenia	Si.mobile
Bahrain	Zain	Iceland	Vodafone Iceland	Sri Lanka	Dialog
Belgium	Proximus	Japan	SoftBank	Sweden	TDC
Bulgaria	Mobiltel	Latvia	Bitė	Switzerland	Swisscom
Caribbean[1]	Digicel	Libya	Al Madar	Taiwan	Chunghwa
Channel Islands	Airtel-Vodafone	Lithuania	Bitė	Thailand	DTAC
Chile	Entel	Luxembourg	Tango	Turkmenistan	MTS
Croatia	VIPnet	Macedonia/FYROM	VIP operator	Ukraine	MTS
Cyprus	Cytamobile-Vodafone	Malaysia	Celcom	United Arab Emirates	Du
Denmark	TDC	Norway	TDC	Uzbekistan	MTS
Estonia	Elisa	Panama	Digicel		

Note:
(1) Partnership includes Bermuda and the following countries within the Caribbean: Anguilla, Antigua and Barbuda, Aruba, Barbados, Bonaire, Curaçao, the Cayman Islands, Dominica, French West Indies, Grenada, Haiti, Jamaica, Samoa, St Lucia, St Kitts and Nevis, St Vincent, Trinidad and Tobago, Turks and Caicos Islands and British Guyana.

Vodafone Group Plc Annual Report 2010 11

Executive summary Regions Revenue(1) Adjusted operating Operating free cash flow(1) Capital expenditure(1) (£bn) profit(1) (£bn) (£bn) (£bn) Europe 6.5 0.6 Africa and Central Europe 1.1 1.4 Asia Pacific and Middle East 4.1 8.0 Verizon Wireless (US) 3.0 6.9 29.9 1.4 0.4 8.2 0.5 Asia Pacific and Middle East Verizon Wireless (United States) Our subsidiaries and joint venture in Fiji operate under the ‘Vodafone’ brand and our Our associate in the US operates under the brand ‘Verizon Wireless’. joint venture in Australia operates under the brands ‘Vodafone’ and ‘3’. China 17.2m Egypt 24.6m Verizon Wireless 41.8m Qatar 0.5m India 100.9m Fiji 0.4m Australia 3.5m New Zealand 2.5m Asia Pacific and Middle East Revenue growth (%) Verizon Wireless (US) Revenue growth (%) Revenue(1) 15.8 Revenue(5) 22.3 £6.5bn 9.3 £17.2bn 11.4% growth 22.3% growth 5.1 Adjusted operating profit(1) Adjusted operating profit(1) £0.4bn India Egypt Other £4.1bn US 35.6% decrease 16.1% growth Operating free cash flow(1) (5) This amount represents the Group’s share of Verizon Wireless’ revenue and is not included £0.6bn in Group revenue as Verizon Wireless is an associate. – Subsidiary Capital expenditure(1) Joint venture Associate £1.4bn Investment 25.1% decrease Amounts on map represent proportionate mobile customers at 31 March 2010. Country Operator Country Operator Country Operator Note: Afghanistan Roshan Faroe Islands Vodafone Faroe Islands Russia MTS (1) Partnership includes Bermuda and the Armenia MTS Finland Elisa Serbia VIP mobile following countries within the Caribbean: Austria A1 Honduras Digicel Singapore M1 Anguilla, Antigua and Barbuda, Aruba, Barbados, Bonaire, Curaçao, the Cayman Azerbaijan Azerfon-Vodafone Hong Kong SmarTone-Vodafone Slovenia Si.mobile Islands, Dominica, French West Indies, Bahrain Zain Iceland Vodafone Iceland Sri Lanka Dialog Grenada, Haiti, Jamaica, Samoa, St Lucia, Belgium Proximus Japan SoftBank Sweden TDC St Kitts and Nevis, St Vincent, Trinidad Bulgaria Mobiltel Latvia Bité Switzerland Swisscom and Tobago, Turks and Caicos Islands and Caribbean(1) Digicel Libya Al Madar Taiwan Chunghwa British Guyana. Channel Islands Airtel-Vodafone Lithuania Bité Thailand DTAC Chile Entel Luxembourg Tango Turkmenistan MTS Croatia VIPnet Macedonia/FYROM VIP operator Ukraine MTS Cyprus Cytamobile-Vodafone Malaysia Celcom United Arab Emirates Du Denmark TDC Norway TDC Uzbekistan MTS Estonia Elisa Panama Digicel Vodafone Group Plc Annual Report 2010 11

Customers and distribution
Proportionate mobile customers across the globe. 341.1m (2009: 302.6m; 2008: 260.5m) BrandFinance global ranking 7th most valuable brand (2009: 8th; 2008: 11th) Customers and distribution Customers are at the core of everything we do. Through our products and services we endeavour to address all our customers’ communications needs. International customer base with diverse needs Enterprise Vodafone has a truly international customer base with 341.1 million Vodafone also caters to all business segments ranging from small-proportionate mobile customers across the world. We continually office-home-office (‘SoHo’) and small-medium enterprises (‘SMEs’) to seek to develop new and innovative propositions that deliver relevance corporates and multinational corporations (‘MNCs’). While our core and value to all our customers and build a long lasting relationship mobile voice and data business continues to grow, our enterprise meeting their expectations and needs. As customers move between customers are increasingly asking for combined fixed and mobile work and home environments and look for integrated solutions, solutions for their voice and data needs as well as integrated services we have a suite of propositions which often bundle together and productivity tools. voice, messaging, data and increasingly fixed line services to meet their needs. Brand We have continued to build brand value by delivering a superior, consistent and differentiated customer experience. During the 2010 financial year we evolved our brand positioning to “power to you” emphasising our role of empowering customers to be able to live their lives to the full. It is a further expression of the importance of the customer being central to everything we do and is reinforced in communications substantiating how products and services impact and empower our customers. We regularly conduct brand health tracking which is designed to Global sponsorship measure the performance of the brand in each country and generate Our title sponsorship of the Vodafone insights to manage the brand as effectively as possible. External McLaren Mercedes F1 team delivered benchmark studies have shown that Vodafone brand equity has strong coverage across an exciting and maintained a top ten position in a number of rankings of brands across hard contested 2009 championship. In all industries including the seventh most valuable brand in the world addition to press and news coverage we as measured by BrandFinance. integrated the sponsorship into a wide variety of business activities including Customer segmentation communications, events, content, and Consumer acquisition and retention promotions to Consumer customers are typically classified as prepaid or contract maximise the impact and return on its investment. Significant sponsorship and customers. Prepaid customers pay in advance and are generally not support is also undertaken at a local bound to minimum contractual commitments offering great country level where it builds awareness flexibility and cost control. Contract customers usually sign up for a and brand value by resonating with our predetermined length of time and are invoiced for services, typically customers and their interests. on a monthly basis. Increasingly we offer SIM-only tariffs allowing customers to benefit from our network whilst keeping their existing handset. Around a third of our proportionate customer base including consumer and enterprise customers are contract customers and the remainder are prepaid. 12 Vodafone Group Plc Annual Report 2010

Business Vodafone branded franchise stores Directly owned and 7,600 managed stores (2009: 5,300; 2008: 5,800) 2,100 (2009: 1,800; 2008: 1,150) Distribution Our customers interact with us in a variety of ways including via retail locations, by telephone or increasingly online. Through our subsidiaries, we directly own and manage approximately 2,100 stores selling services to customers and providing customer support. To be most accessible to our customers we constantly review our store footprint and capabilities. We also have around 7,600 Vodafone branded stores in our controlled markets which sell our products and services exclusively through franchise and exclusive dealer arrangements. Additionally, in most operating companies, sales forces are in place to sell directly to business customers. The internet is increasingly a key channel to promote and sell our products and services and to provide customers with an easy, user friendly and accessible way to manage their services and access support, whilst reducing costs for the Group. The extent of indirect distribution varies between markets but may include using third party service providers, independent dealers, distributors and retailers. We host mobile virtual network operators Customer satisfaction (‘MVNOs’) in a number of markets, selling access to our network at a Historically we have measured customer wholesale level. satisfaction using our customer delight index, a proprietary diagnostic system which tracks customer satisfaction across all points of interaction with Vodafone and identifies the drivers of customer delight and their relative impact. At the end of the 2010 financial year we migrated to the net promoter score (‘NPS’) customer measurement system to monitor and drive customer satisfaction at both an operational and country level in many of our markets. The NPS diagnostic system replaces the customer delight Customer delight index index and uses a scale of how likely customers would be to recommend 73.1 us to friends and family. (2009: 72.9; 2008: 73.1) Vodafone Group Plc Annual Report 2010 13

Voice revenue

£28.0bn

(2009: £26.9bn; 2008: £24.2bn)

Products and services

Handsets

> Handsets

Smartphones

- A handset offering advanced capabilities including access to email and the internet.
- 24% of handset sales in Europe.
- All leading brands represented including iPhone in 14 countries.
- Launched two tailor-made Vodafone 360 handsets: Samsung H1 and Samsung M1.

Vodafone branded handsets

- Enabling millions of people in emerging markets to share the benefits of mobile technology.
- Prices start from less than US$15.
- 16 new models released under our own brand.
- Low cost combined with high-end features, such as touch screen and mobile internet capability.

Vodafone branded handsets shipped

5.4m

(2009: 10.7m; 2008: 10.0m)

> Voice & messaging services

We provide value focused pricing through unlimited bundles of voice and text services.

- Voice services incorporate revenue for national, international and roaming calls.
- SMS services include text messages as well as multiple media, such as pictures, music, sound, video and text.

Voice usage (billions of minutes)

686.6
548.4
427.9
2008
2009
2010

SMS usage (billions of messages)

223.5
172.0
131.4
2008
2009
2010

Messaging revenue

£4.8bn

(2009: £4.5bn; 2008: £4.0bn)

Apple iPhone 3GS

14 Vodafone Group Plc Annual Report 2010

Products and services
Voice revenue £28.0bn (2009: £26.9bn; 2008: £24.2bn) Handsets Our wide range of handsets Voice & messaging services covers all our customer segments and price points and is Products and services We provide value focused pricing available in a variety of designs. through unlimited bundles of Q 66 new models released in the 2010 voice and text services. We offer a wide range of products and services financial year. including voice, messaging, data and fixed line Q 23 exclusive handsets launched. Q Voice services incorporate revenue for national, international and solutions and devices to assist customers in roaming calls. Smartphones SMS services include text meeting their total communications needs. Q messages as well as multiple Q A handset offering advanced media, such as pictures, music, Handsets capabilities including access to sound, video and text. The core functionality and use of handsets continues to be voice and email and the internet. text messaging services. Many different tariffs and propositions are Q 24% of handset sales in Europe. available, targeted at different customer segments, and include a All leading brands represented Voice usage (billions of minutes) Q range of unlimited usage offers which have been particularly appealing including iPhone in 14 countries. 686.6 to customers. Q Launched two tailor-made 548.4 Vodafone 360 handsets: Samsung H1 427.9 With sophisticated handsets becoming readily available, customers and Samsung M1. are increasingly using their mobile phones to complement their lives in new and innovative ways. Data usage continues to grow rapidly fuelled by large numbers of intuitive internet enabled devices Vodafone branded handsets (‘smartphones’), many with touch screens such as the iPhone and 2008 2009 2010 BlackBerry® Storm™, and transparent pricing available through our Q Enabling millions of people in “internet on your mobile” unlimited browsing tariff. Instant messaging emerging markets to share the SMS usage (billions of messages) is available with Yahoo! and MSN and we offer integrated services from benefits of mobile technology. 223.5 leading internet brand partners including YouTube, eBay, Google™ and Q Prices start from less than US$15. 172.0 Google Maps™. Q 16 new models released under our 131.4 own brand. Our partnership agreements with leading companies, such as RIM, Q Low cost combined with high-end Samsung and Google, have enabled us to be first to market with features, such as touch screen and cutting-edge devices such as the BlackBerry Storm, Samsung H1 and mobile internet capability. Samsung M1 (our two tailor-made handsets that support our Vodafone 2008 2009 2010 360 proposition) and Google Nexus One. Vodafone branded handsets shipped Messaging revenue Available in 31 markets including partner markets, Vodafone branded 5.4m devices are designed to meet a range of customer needs and £4.8bn (2009: 10.7m; 2008: 10.0m) preferences – from low cost phones offering simple voice and text, (2009: £4.5bn; 2008: £4.0bn) through fashion and design influenced, to competitively priced mobile internet devices with cutting-edge smartphone functionality including touch screen and mobile internet capability. During the 2010 financial year Vodafone launched its most affordable handset to date, the Vodafone 150, which retails for less than US$15 unsubsidised, giving millions of people in emerging markets the opportunity to share in the benefits of mobile technology for the first time. Product focus: Vodafone branded handsets Apple iPhone 3GS Vodafone 845 (left) Android smartphone Vodafone 150 (right) ultra low-cost handset. 14 Vodafone Group Plc Annual Report 2010

Business

Total communications services

Data

Fixed

> Data services

Organic data revenue growth

19.3%
(2009: 25.9%; 2008: 39.0%)

Data revenue

- Data, a fast growing revenue stream, now accounts for 10% of service revenue.
- 50m total data users, up over 100%, including 31m mobile internet users.
- Integrated services from leading internet partners including YouTube, Google and Google Maps.

Data devices

- Four netbook models with built-in 3G broadband launched.
- Peak download speeds of up to 28.8 Mbps.
- 13m smartphone users in Europe, representing 11% of customers.
- First to launch a 21 Mbps USB stick in several markets in Europe.

PC connectivity users

8.7m
(2009: 5.7m; 2008: 2.7m)

Data revenue (£bn)

2.1
3.0
4.1
2008
2009
2010

Data traffic in Europe (petabytes)

18.8
40.8
81.8
2008
2009
2010

> Fixed services

- Fixed line services available in 13 countries in addition to Gateway.
- 5.6m fixed broadband customers, up 1m.
- Vodafone DSL Router launched in six countries.

Fixed line revenue (£bn)

1.9
2.7
3.3
2008
2009
2010

Fixed broadband customers

5.6m
(2009: 4.6m; 2008: 3.6m)

Product focus: Vodafone DSL Router
The Vodafone DSL Router features instant activation and a back-up connection via the separate USB dongle.

Vodafone Group Plc Annual Report 2010 15

Business Data services We offer a number of products and services to enhance our customers’ access to data services including access to Fixed services the internet, email, music, games and television. We offer fixed voice and Organic data revenue growth fixed broadband solutions to our customers’ total Total communications services 19.3% communications needs. We have continued to diversify and expand the services we provide to (2009: 25.9%; 2008: 39.0%) assist customers in meeting their total communications needs. These Q Fixed line services available in include data services, such as mobile internet and mobile broadband 13 countries in addition to Gateway. and fixed services incorporating fixed line voice and fixed broadband. Data revenue Q 5.6m fixed broadband customers, up 1m. Data Q Data, a fast growing revenue Q Vodafone DSL Router launched We provide a range of data products including PC connectivity, internet stream, now accounts for 10% in six countries. services, applications and roaming. of service revenue. Q 50m total data users, up over 100%, PC connectivity services, available through Vodafone Mobile Broadband including 31m mobile internet users. Fixed line revenue (£bn) devices and certain handsets, provide mobile internet access for laptop, Q Integrated services from leading 3.3 netbook and PC users. Vodafone Mobile Broadband provides simple and internet partners including YouTube, 2.7 secure access to the internet and to business customers’ systems. We Google and Google Maps. 1.9 have been at the forefront of deployment of HSPA+ networks and development of devices (such as USB modems) to support these speeds. We were the first to deploy high speed HSPA services (peak rate of Data devices 14.4 Mbps) in selected markets, such as the UK, and HSPA+ (peak rate of 21.6 Mbps and 28.8 Mbps) in selected markets such Ireland, Portugal and Q Four netbook models with built-in 2008 2009 2010 Greece. USB sticks with exclusive designs and simple “plug and play” 3G broadband launched. software continue to be very popular. A wide variety of laptop models are Q Peak download speeds of up to Fixed broadband customers available with built in 3G broadband and Vodafone SIM cards. 28.8 Mbps. Q 13m smartphone users in Europe, 5.6m Internet services enable users to access the internet on their mobile representing 11% of customers. (2009: 4.6m; 2008: 3.6m) handset. Applications include email services with real time handheld Q First to launch a 21 Mbps USB stick access to email, calendar, address book and other applications. Data in several markets in Europe. roaming allows customers to use our services on a mobile network when travelling abroad. PC connectivity users Fixed 8.7m Our fixed service incorporates fixed broadband, offered mainly (2009: 5.7m; 2008: 2.7m) through DSL technology, and fixed line voice, which allows consumer and enterprise customers to make fixed line voice calls using Vodafone as their total communications provider. Data revenue (£bn) 4.1 The Vodafone DSL Router combines mobile and fixed broadband services. This means customers can connect immediately after 3.0 Product focus: Vodafone DSL Router purchase via the USB broadband modem and then later with fixed 2.1 The Vodafone DSL Router features instant broadband when this has been provisioned. At this stage the USB activation and a back-up connection via the modem can continue to be used with a laptop for usage outside of the separate USB dongle. home. During the year we have also launched Vodafone Sure Signal in the UK which, used in conjunction with home fixed broadband, 2008 2009 2010 provides customers with excellent indoor 3G coverage. Data traffic in Europe (petabytes) 81.8 40.8 18.8 Product focus: Vodafone Mobile Broadband USB modem Latest high-speed Vodafone USB modem, capable 2008 2009 2010 of supporting peak download speeds up to 28.8 Mbps. Vodafone Group Plc Annual Report 2010 15

360

Value added services

Consumer

Applications

› Applications

- **Vodafone Email Plus, Windows Mobile® Email from Vodafone and BlackBerry from Vodafone provide enterprise customers with real time handheld access to email, calendar, address book and other applications.**
- **Vodafone PC Backup and Restore enables users to remotely store data securely and automatically via their internet connection.**
- **Full track music down loads with more than 2m songs available.**

4.5m
Mobile email users, up 29%

PC Backup and Restore

Vodafone Money Transfer

Vodafone Money Transfer customers (millions)

13.0
6.5
2.5
2008
2009
2010

› Roaming services

Our roaming services allow Vodafone customers to make calls and use data services on other operators' mobile networks whilst travelling abroad.

- **Over the last three years we have reduced the cost of voice roaming by 38% in Europe.**
- **Vodafone Passport enables customers to "take their home tariff abroad" offering greater price transparency and certainty.**

Vodafone Passport customers (millions)

24.9
22.5
17.5
2008
2009
2010

16 Vodafone Group Plc Annual Report 2010

Value added services
Vodafone 360 is a new internet service for mobile, PC and Mac. It brings phone, email, chat and social network contacts together in one place. Vodafone 360 provides customers with access to games, music and thousands of applications as well as browsing the internet. Vodafone Money Transfer The Vodafone Money Transfer system is available in three countries with 13 million customers moving US$3.6 billion during the year. We Value added services expect to roll-out the service to further markets later this year. We have continued to diversify and expand Applications Vodafone Money Transfer customers (millions) the services we provide to our customers to meet their total communications needs. 13.0 We provide a wide range of additional services to customers. 6.5 Consumer During the 2010 financial year we launched an exciting new suite of Q Vodafone Email Plus, Windows 2.5 services called Vodafone 360 particularly catering to the needs of Mobile® Email from Vodafone customers wanting to be always connected both on the move and at and BlackBerry from Vodafone 2008 2009 2010 home. This allows customers to keep all their contacts and content in provide enterprise customers one place and access the latest information available on the internet. with real time handheld access Vodafone 360 integrates the latest updates from popular social to email, calendar, address book Roaming services networking sites, such as Facebook, so customers can stay instantly and other applications. up to date with their friends’ latest news. Q Vodafone PC Backup and Restore enables users to remotely store Our roaming services The Vodafone 360 store gives customers the choice to download from data securely and automatically allow Vodafone customers over 8,000 applications ranging from checking the weather and news to via their internet connection. to make calls and use the latest music and games. All the information, social contacts and Q Full track music down loads with data services on other content can also be seamlessly accessed online from PCs and Macs, in more than 2m songs available. addition to handsets, allowing customers the freedom to connect via operators’ mobile networks whichever channel is most convenient to them. Vodafone was the first whilst travelling abroad. operator to offer DRM-free bundles and now has the largest number of paid digital music subscriptions in Europe, with over 500,000 customers. 4.5m Q Over the last three years we Mobile email users , up 29% have reduced the cost of voice Applications roaming by 38% in Europe. Our range of total communications solutions provides customers with Q Vodafone Passport enables integrated office and mobile voice and data services, such as Vodafone PC Backup and Restore customers to “take their home Always Best Connected, an internet connection management tariff abroad” offering greater software tool which manages connections across all network price transparency and certainty. connection types including Mobile Broadband, Wi-Fi and LAN. This service allows customers to stay connected to the internet on the best available connection, simply and securely. The software provides a Vodafone Passport customers (millions) simple user experience for managing different connections in the 24.9 22.5 office, at home, in a hotspot or on the move by automatically Enables PC users to store data securely managing the switching between available connection types. and automatically, allowing access to files 17.5 and documents at any time from any computer with an internet connection, whether fixed or mobile. Service focus: DRM-free deals with all four major record labels in 2009 More than 500,000 customers signed up 2008 2009 2010 for music subscription services provided in partnership with all four major labels (EMI, Sony, Universal and Warner), making us the largest provider of paid digital music subscription services in Europe. 16 Vodafone Group Plc Annual Report 2010

Business

7causes

Enterprise

Vodafone Global Enterprise ("VGE") manages the relationships with over 550 of our largest multinational corporate customers. VGE simplifies the provision of fixed, mobile and data services for MNCs who need a single operational and commercial relationship with Vodafone worldwide. It provides a range of managed services, such as central ordering, customer self-serve web portals, telecommunications expense management tools and device management coupled with a single contract and guaranteed service level agreements.

Share of Europe service revenue from enterprise services

30%

> Enterprise services

Vodafone offers total communications solutions for a wide range of enterprise customers from small businesses to large multinational companies.

Vodafone One Net

- Vodafone One Net brings together fixed and mobile communications in one system. It means that every user can have just one number for their desk phone and mobile, and one voicemail box for their messages.
- For a fixed cost per employee, customers can get business quality internet and email, a mobile and/or desk phone for every user, with advanced call management features and unlimited calls between all their company phones whether fixed or mobile.

Vodafone Unified Communications

- An integrated communications solution in partnership with Microsoft which provides a customer with just one interface for all of their communications, enabling employees to access emails, share documents and files, access calendars, hold web and video conferences and exchange instant messages from any location and using almost any device.

Enterprise mobile voice connections
(millions)

19.6
22.4
25.2
2008
2009
2010

Business managed services

- As customers look to improve their efficiency they are increasingly looking to Vodafone to take control of their technology for them.
- Business managed services provide fully managed solutions which bring together every aspect of a customers' telecommunications infrastructure, both fixed and mobile, into a single management view.
- Services include logistics, cost control, and security and online management portals offering single-sign-on.

Machine-to-machine

- Machine-to-machine ("M2M") communication allows businesses to automate the capture of data, perform real-time diagnostics and repair and to control assets remotely.
- We support M2M solutions ranging from location monitoring of vehicles and remote patient monitoring through to supporting real-time secure payments and providing real-time inventory reports for retailers, corporate and MNC segments.

Product focus: Vodafone Mobile Wi-Fi
Provides a personal Wi-Fi network for up to five users.

Vodafone Group Plc Annual Report 2010 17

Business Share of Europe service revenue from enterprise services 30% Product focus: Vodafone One Net Provides small and medium-sized business with just one Mobile broadband solutions number for their fixed and mobile calls. 7 Causes is a marketing consultancy with a difference. Based in the Netherlands, they’ve changed the way they work with clients. Out went expensive office space and long commutes. Instead they bought a bus and turned it into a mobile office complete with Vodafone mobile broadband. So now instead of wasting time travelling, they can work on the move and see more of their clients and their own families. Enterprise services Vodafone offers total Business managed services communications solutions for a wide range of enterprise Q As customers look to improve their efficiency they are increasingly customers from small looking to Vodafone to take control businesses to large of their technology for them. Enterprise multinational companies. Q Business managed services We continue to add value to our enterprise customers, building on our provide fully managed solutions core mobile business and leading the way with a range of services which bring together every where applications and data are secured and hosted in the Vodafone Vodafone One Net aspect of a customers’ network or “cloud”. In addition, we are providing mobile internet telecommunications infrastructure, bundles for smartphones, mobile email (BlackBerry, Microsoft Q Vodafone One Net brings together both fixed and mobile, into a single ActiveSync and Vodafone Email Plus) and mobile broadband via a fixed and mobile communications in management view. range of innovative devices, such as the Vodafone Mobile Wi-Fi, a one system. It means that every user Q Services include logistics, cost portable mobile broadband powered Wi-Fi hub, and class leading USB can have just one number for their control, and security and online dongles, embedded laptops and netbooks. desk phone and mobile, and one management portals offering voicemail box for their messages. single-sign-on. As we embrace the convergence of mobile and fixed networks our Q For a fixed cost per employee, customers are seeing the value it brings to their business through a customers can get business quality range of convergent services. Building on our success in Italy and internet and email, a mobile and/or Machine-to-machine Spain with our cloud-based office phone solution, Vodafone One Net, desk phone for every user, with the service is expected to be launched in Germany and the UK during advanced call management Q Machine-to-machine (‘M2M’) the 2011 financial year. The service provides enterprise customers of features and unlimited calls communication allows businesses all sizes with advanced office desk phone functionality integrated with between all their company phones to automate the capture of data, their mobile services. whether fixed or mobile. perform real-time diagnostics and repair and to control Our partnership with Microsoft has enabled us to combine these assets remotely. converged services with the Microsoft online suite, providing our Vodafone Unified Communications We support M2M solutions ranging Q customers with hosted email and productivity tools as well as from location monitoring of conferencing and collaboration services in a single package. The Q An integrated communications vehicles and remote patient services have launched successfully in Germany and Spain. solution in partnership with monitoring through to supporting Microsoft which provides a real-time secure payments and Vodafone Global Enterprise (‘VGE’) manages the relationships with customer with just one interface providing real-time inventory over 550 of our largest multinational corporate customers. VGE for all of their communications, reports for retailers. corporate simplifies the provision of fixed, mobile and data services for MNCs enabling employees to access and MNC segments. who need a single operat ional and commercial relationship with emails, share documents and files, Vodafone worldwide. It provides a range of managed services, such as access calendars, hold web and central ordering, customer self-serve web portals, telecommunications video conferences and exchange expense management tools and device management coupled with a instant messages from any location single contract and guaranteed service level agreements. and using almost any device. Within VGE, our machine-to-machine (‘M2M’) business unit provides MNC customers with global capabilities for M2M services through a Enterprise mobile voice connections (millions) single platform and a global numbering range. The business has achieved major customer wins in both the automotive and smart 25.2 metering sectors. VGE has continued to expand both its footprint and 22.4 Product focus: Vodafone Mobile Wi-Fi 19.6 the services it provides to our customers and now has dedicated Provides a personal Wi-Fi network resources in India and Africa, both growing areas for VGE’s services. For for up to five users. the fourth year running VGE has extended its position in the Gartner Magic quadrant report to become the clear industry leader. 2008 2009 2010 Vodafone Group Plc Annual Report 2010 17

Technology and resources
Technology and resources Our key technologies and resources include the telecommunications licences that we hold and the related network infrastructure which enable us to operate our telecommunications networks around the world. Delivering the best customer experience of GPRS called enhanced data rates for GSM evolution (‘EDGE’). These We have built extensive coverage across our networks and strive networks provide download speeds of over 200 kilobits per second to deliver the best possible user experience for our customers. (‘kbps’) to our customers. Q Over 200,000 base station sites for the transmission of wireless signals. Third generation (‘3G’) Q Network traffic of nearly 700 billion minutes and over Our 3G networks, operating the wideband code division multiple 90 petabytes of data per year. access (‘W-CDMA’) standard, provide customers with an optimised Q Peak download speeds of up to 28.8 Mbps. data access experience. We have continued to expand our service offering on 3G networks, which provide high speed internet and We continue to deliver a high quality customer experience across all email access, video telephony, full track music downloads, mobile TV of our markets, leveraging the extensive knowledge and expertise that and other data services in addition to existing voice and basic data Our networks we have across the Group. We measure key performance indicators connectivity services. provide peak across our markets on an ongoing basis to ensure we maintain high download speeds standards of service quality and availability. We also participate in High speed packet access (‘HSPA’) of up to 28.8 Mbps. regular network drive test campaigns conducted by independent third HSPA is a 3G wireless technology enhancement enabling significant party companies to benchmark our networks against those of our increases in data transmission speeds. It provides increased mobile We expect to major competitors. data traffic capacity and improves the customer experience through provide ever faster the availability of 3G broadband services and significantly shorter data speeds in the Over the last year we have introduced advanced tools across all of transfer times. All of our markets with 3G capability now support the years to come. our established 3G markets in Europe providing us with the ability 3.6 mega bits per second (‘Mbps’) peak speed evolution of high speed to monitor and proactively manage our customers’ experience on downlink packet access (‘HSDPA’) and with peak speeds of up to the network. 28.8 Mbps peak speed in some areas. The figures are theoretical peak rates deliverable by the technology in ideal radio conditions with no Network infrastructure customer contention for resources. While HSDPA focuses on the Our network infrastructure provides the means of delivering our downlink (network to mobile), high speed uplink packet access mobile and fixed voice, messaging and data services to our customers. (‘HSUPA’) focuses on the uplink (mobile to network) and peak speeds Our customers are linked via the access part of the network which of up to 1.4 Mbps on the uplink are now available across all of our connects to the core network that manages the set-up and routing of markets, with peak speeds up to 5.8 Mbps available in key areas across calls, transfer of messages and data connections. many of our 3G networks. Second generation (‘2G’) Evolving our networks We operate 2G networks in all of our mobile operating subsidiaries We continually improve our network and IT capability in order to through global system for mobile (‘GSM’) networks, offering customers enhance the service we provide our customers. services such as voice, text messaging and basic data services. In addition, all of the Group’s controlled networks operate general packet With the increasing adoption of mobile broadband services and the radio services (‘GPRS’), often referred to as 2.5G. GPRS allows mobile wider availability of advanced smartph ones we are seeing accelerated devices to be used for sending and receiving data over an IP based growth in data traffic across our networks. To ensure we continue to network and enabling data service offers such as internet and email deliver the best possible quality of service to our customers we are access. In a number of networks, we also provide an advanced version proactively evolving our infrastructure through a range of initiatives. 18 Vodafone Group Plc Annual Report 2010

Business

Customer devices
As a total communications company our customers can use a broad range of devices to access our products and services.
Standard handsets
Smartphones
Netbook and laptop computers
Fixed line devices
Desktop computers
Access and transmission network
Our access networks provide the means by which our customers can connect to Vodafone. We provide mobile access through a network of base stations and fixed access through consumer digital subscriber lines ("DSL") and optical fibre, or corporate private wire. These access networks connect back to our core network via a transmission network.
Base station
Base stations manage the wireless radio transmissions to and from Vodafone's customers' mobile devices.
Private wire corporate access
We deliver private branch exchange services to our enterprise customers via dedicated private wire connections.
Fixed broadband
We provide fixed line telephony connections enabling our customers to connect to the internet via DSL and optical fibre ("GPON") technologies.
Transmission infrastructure
The transmission infrastructure connects together our access and core networks.
Core network
The core network is responsible for setting up and controlling the connection of our customers to our voice and data services.
Circuit switched
The circuit switched domain provides voice/video calls and some basic data services.
Packet switched
The packet switched domain provides our customers access to data services.
IP multimedia subsystem
The IP multimedia subsystem provides advanced control for all internet protocol ("IP") services.
Other networks
Our networks connect to a wide range of other networks to enable our customers to reach customers of other operators and access services beyond Vodafone.
Fixed line operators
Mobile operators
Internet service providers
Corporate networks

Population coverage in Europe

99%

with 2G and over 80% with 3G

Access network evolution

Transmission network evolution

Core network evolution

Licences

Innovation

We are a pioneer in products and services to enhance customer choice and user experience.

Quality of service for data applications

Vodafone Group Plc Annual Report 2010 19

Business Customer devices Access and transmission network Core network Other networks As a total communications Our access networks provide the means by which our customers can The core network is responsible Our networks connect to company our customers connect to Vodafone. We provide mobile access through a network for setting up and controlling a wide range of other can use a broad range of of base stations and fixed access through consumer digital the connection of our customers networks to enable our devices to access our subscriber lines (‘DSL’) and optical fibre, or corporate private wire. to our voice and data services. customers to reach products and services. These access networks connect back to our core network via a customers of other transmission network. operators and access services beyond Vodafone. Base station Circuit switched Base stations manage the The circuit switched domain wireless radio transmissions to provides voice/video calls and from Vodafone’s customers’ and some basic data services. Fixed line operators Standard handsets mobile devices. Smartphones Private wire Transmission Packet switched corporate access infrastructure Mobile operators Netbook and laptop We deliver private branch exchange The transmission infrastructure The packet switched domain computers services to our enterprise customers connects together our access provides our customers access to via dedicated private wire and core networks. data services. Internet service Fixed line devices connections. providers Desktop computers Fixed broadband IP multimedia subsystem Corporate networks We provide fixed line telephony The IP multimedia subsystem connections enabling our provides advanced control for all customers to connect to the internet protocol (‘IP’) services. internet via DSL and optical fibre (‘GPON’) technologies. Access network evolution in our networks in order to optimise the overall customer experience Population coverage We are actively driving additional 3G data technology enhancements we deliver. in Europe to further improve the customer’s experience and capacity of our networks including evolutions of HSPA technology to increase both We have continued to expand the deployments of IP multimedia 99% the downlink and uplink speeds. We have successfully trialled subsystem (‘IMS’) infrastructure across these markets in order to with 2G and over 80% evolutions of mobile broadband technology delivering peak rates of serve the increasing demand for advanced internet based services with 3G 43.2 Mbps. During the 2011 financial year we expect to extend the and applications. availability of 28.8 Mbps downlink and 5.8 Mbps uplink speeds within our network. Licences The licences held across our operating companies enable us to deliver We have continued to expand our fixed line footprint in accordance fixed and mobile communication services. Further detail on the issue with our total communications strategy by building our own and regulation of licences and a table summarising the most significant network and/or using wholesale arrangements in 13 countries at mobile licences held by operating subsidiaries and the joint venture 31 March 2010. in Italy at 31 March 2010 can be found in “Regulation” on page 133. In addition, we also have licences to provide fixed line services in many Transmission network evolution of the countries in which we operate. We continue to upgrade our access transmission infrastructure from the base stations to the core switching network to deal with the We regularly assess the value of our spectrum holdings and participate increasing bandwidth demands of the access network. We have in auctions to supplement our holdings on a case-by-case basis. continued to pursue a strategy of implementing scalable and cost effective self-build solutions and are also leveraging our DSL interests Innovation by increasingly backhauling data traffic onto more cost effective DSL We are a pioneer in products an d services to enhance customer transport connections. During the 2010 financial year we also choice and user experience. introduced new high capacity ethernet microwave solutions into our access transmission network and continued to deploy high bandwidth Quality of service for data applications optical fibre more widely across our access transmission network. In We have been driving the development of quality of service the core transmission network we have continued to expand our high differentiation in 3G which enables us to carefully manage the capacity optical fibre infrastructure, including technology assignment of capacity in our networks during the busiest times. With enhancements, which enable the use of cost effective IP technology increasing data demands, driven by faster HSDPA and fixed broadband, to achieve high quality transport of both voice and data traffic. this capability enables us to manage our costs through intelligent allocation of network resources. We have already launched quality of Core network evolution service differentiation to customers in Spain and Romania and plan At 31 March 2010 we had consolidated 15 national IP networks into a further launches across the majority of our 3G footprint. single IP backbone, including all markets in our Europe region, centralising IP operations to avoid duplication and achieve simplicity and flexibility in the deployment of new services to serve multiple markets. We have also introduced advanced yield management capabilities across substantially all of our established 3G markets. This provides us with the ability to actively manage the capacity allocated Vodafone Group Plc Annual Report 2010 19

Femtocells

IT

Research and development

- a way to use the mobile subscriber identity module ("SIM") card to simplify and authenticate secure virtual private network access to corporate networks;
- trials of next generation wireless technologies including GSM evolution, HSPA evolution and 4G;
- new machine-to-machine capabilities enabling us to deliver new services to our customers;
- near field communications ("NFC") tags that add new functionality to mobile handsets already in use;
- formation of the wholesale application community ("WAC") where innovative applications are developed through the global alliance of mobile operators and device manufacturers;
- participation in industry-wide initiatives to develop standards for 4G mobile communications;
- delivery of a mobile healthcare programme supporting our commercial and corporate responsibilities; and
- a series of prototypes which enhance the mobile experience (voice, video, gesture and data) by utilising cloud computing technologies.

Cost reduction

Infrastructure sharing

Transmission self build

IT transformation

Product focus: Vodafone Sure Signal boosts your mobile signal at home or work.
All you need is a home broadband connection, a 3G phone and our easy-to-install Vodafone Sure Signal box.

20 Vodafone Group Plc Annual Report 2010

Femtocells Q_formation of the wholesale application community (‘WAC’) where At 31 March 2010 we had femtocells in service in the UK and Qatar and innovative applications are developed through the global alliance continue to trial the product in several other markets. Available as of mobile operators and device manufacturers; Vodafone Sure Signal in the UK, these innovative devices provide a Q_participation in industry-wide initiatives to develop standards for 4G personal 3G mobile phone signal to our customers by connecting to mobile communications; our core network and services via their household broadband Q_delivery of a mobile healthcare programme supporting our connection, providing enhanced coverage to our customers in areas commercial and corporate responsibilities; and where mobile operators are unable to give customers a strong enough Q_a series of prototypes which enhance the mobile experience (voice, signal in their homes. video, gesture and data) by utilising cloud computing technologies. Product focus: Vodafone IT Cost reduction Sure Signal boosts your As we integrate fixed and mobile services together, and as the web While evolving the Group’s infrastructure it is also important that we mobile signal at home becomes increasingly mobile, IT has become a key enabler for service continue to have a tight control over our cost base. We have been or work. innovation. New IT technologies, such as cloud-based services, which actively driving a variety of initiatives which enable us to manage our All you need is a home broadband connection, provide unlimited processing capabilities by utilising shared resources network investments. a 3G phone and our easy-on the internet, and service oriented architecture solutions, are to-install Vodafone Sure delivering new revenue generating services and a consistent and Infrastructure sharing Signal box. enriched user experience for our consumer and enterprise customers. Significant effort has been placed in reducing the costs of deploying mobile network infrastructure and we are now conducting network For example in September 2009 Vodafone 360 was launched across sharing in all of our controlled markets as well as securing network Europe which required a common set of interfaces for partners such sharing agreements on over 75% of the new radio sites we deployed as Google and Nokia. This architecture is expected to be the foundation across the Group in the 2010 financial year. for future innovative consumer and enterprise propositions. Transmission self build Research and development We are driving significant reductions in our ongoing operational costs Research and development is oriented to incubate and deliver through our strategy of building our own high capacity backhaul innovation to the business, from disruptive new technologies to transmission network as opposed to leasing capacity from third party incremental commercial enhancements. Supporting our strategic network providers. We now own over 75% of the backhaul transmission objectives we have undertaken significant and varied activities during network across the markets in our Europe region. the 2010 financial year. Highlights include: IT transformation Q_a way to use the mobile subscriber identity module (‘SIM’) card to The IT transformation programme launched in the 2009 financial year simplify and authenticate secure virtual private network access to is on track to deliver its targeted savings and business benefits. The corporate networks; main focus areas include moving towards a common delivery model, Q_trials of next generation wireless technologies including GSM simplifying the use of applications to minimise complexity and evolution, HSPA evolution and 4G; implementing a standard unified communications toolset including Q_new machine-to-machine capabilities enabling us to deliver new video and audio conferencing on standard PCs. services to our customers; Q_near field communications (‘NFC’) tag s that add new functionality to mobile handsets already in use; 20 Vodafone Group Plc Annual Report 2010

Business Supply chain management Proportion of new radio Handsets, network equipment, marketing and IT services account for sites shared the majority of our purchases, with the bulk of these from global suppliers. Our supply chain management (‘SCM’) team is responsible 75% for managing our relationships with all suppliers (excluding handsets) and for providing cost benefits through utilisation of scale and scope. Since the launch of our supplier performance programme, the performance of these global suppliers has improved year-on-year. The best performing suppliers are recognised annually during our supplier conference. Our SCM team was recently voted as one of the top 20 most admired companies for “buy negotiation” by a study run by the International Association for Contract & Commercial Management. SCM is a major contributor to our cost reduction programme and operates across all local markets, achieving savings that are measured using a unified methodology and are reported regularly to the Executive Committee. SCM has been operating its strategic procurement function from the Vodafone Procurement Company (‘VPC’) in Luxembourg for over two years, driving increased standardisation and cost savings through the use of global price books and contracts, e-auctions and low cost network vendors. Worldwide independent benchmarking studies have shown our SCM team has Solar panels powering our base achieved significant cost advantages and indicate that we are stations in India achieving best in class pricing for IT storage and servers. We also We are working hard to reduce our operate through the China Sourcing Centre which has achieved own carbon impact through significant trading volumes further improving the Group’s cost base. increasing energy efficiency and use of renewable energy as well as Our suppliers are expected to comply with the Group’s Code of Ethical behaving responsibly by seeking to manage environmental issues in our Purchasing as well as stringent health and safety plans. Further detail supply chain. on this can be found in “Corporate responsibility” on page 45. It is our policy to agree terms of transactions, including payment terms, with suppliers and it is our normal practice that payment is made accordingly. Vodafone Group Plc Annual Report 2010 21

People
People Vodafone employed an average of around 85,000 people worldwide during the 2010 financial year. We rely on our people to maintain and build on our success and to deliver excellent service to our customers. We aim to attract, develop and retain the best people and to realise their full potential. We maintain high levels of employee engagement, investing in employees’ development and offering attractive, performance-based incentives and career progression. Culture, communications and engagement We continued to optimise the shape and size of our organisation Q The Vodafone Way aligns all Vodafone employees to during the 2010 financial year. The majority of operating companies Employees a common set of values and behaviours. reduced the number of layers from the top to the bottom of their Q Aiming to be an admired, innovative and customer-focused organisation and increased management spans of control, resulting in 85,000 company operating with speed, simplicity and trust. flatter structures with wider management accountability. Several of Q Maintained high performance benchmark for our markets made significant organisation changes in the year: employee engagement. Q_Vodafone UK simplified its organisation structure, primarily in back During the 2010 financial year we launched a change programme office functions, resulting in 490 redundancies. In the 2011 financial called “The Vodafone Way”. The Vodafone Way is about being an year the UK will be recruiting for 170 new customer-facing roles and admired company in the eyes of our customers, shareholders and appointing 50 graduates into their graduate programme; employees by operating with speed, simplicity and trust. The Q_233 redundancies were made across central commercial functions. programme has defined a consistent set of values and behaviours for The majority of these were from the reshaping of the internet all Vodafone employees. Many of our senior leaders have been services function which included the closure of Wayfinder, through a workshop to embed The Vodafone Way behaviours and Vodafone’s location based services organisation in Sweden; these workshops will be extended to all senior leaders during the 2011 Q_the formation of the joint venture, Vodafone Hutchison Australia, in financial year. The performance and potential of our employees are June 2009 led to 340 redundancies from Vodafone Australia; reviewed against the standards of The Vodafone Way. Q_Vodafone Ghana continued its change programme reducing employee numbers by 1,331 and recruiting more than 350 The Vodafone Way is very much about increasing customer focus. Ghanaians into new roles in the business; For one day each month senior leaders in every operating country and Q_Vodafone Turkey reviewed its organisation structure to the Group spend time with customers and customer-facing staff, such streamline processes and reduce duplication. This resulted in as in retail stores or contact centres. Insights from these customer over 300 redundancies. Turkey has reinvested in hiring similar days are used to simplify customer-facing processes and improve numbers of new talent into key roles and building a graduate customer experiences. recruitment programme; Q_in December 2009 the legal merger of Arcor and Vodafone In November 2009 we carried out our fifth annual global people Germany was finalised and the two organisations have been survey. The survey measures employees’ level of engagement successfully integrated following the creation of a single executive (a combination of pride, loyalty and motivation). 89% of employees committee in March 2009. surveyed responded which is four percentage points more than last year. The above organisation changes clearly had significant implications for the employees in these markets. Changes were communicated We achieved an overall employee engagement score of 76% which clearly and transparently. We offered a range of support to help means that we have maintained the high performance benchmark for affected employees find new jobs, for example outplacement services, engagement for the second year in a row. The high performance insights into how to set-up their own business and training on interview benchmark is an external measure of best in class organisations that and resume writing skills. Vodafone aims to treat all employees fairly, achieve strong financial performance alongside high levels of ensuring healthy employee relations through open communications employee engagement. This achievement demonstrates that people and employee consultation. continue to feel proud to work for Vodafone and are committed and willing to give their best. Talent and resourcing Q Regular reviews of peoples’ performance and potential. Regular, consistent and open communication is fundamental to Q Graduate recruitment programmes in almost all ensuring we maintain high levels of employee engagement. Our operating countries. people have access to information about our business through a Q Continued focus on increasing diversity and inclusion: global intranet with local translations and content where appropriate. Q_14% of senior leaders, two Executive Committee members Nationalities in top The Chief Executive communicates directly with all of our employees and three operating company CEOs are female; and senior management roles via regular email and video updates particularly focusing on business Q_26 nationalities are represented in senior leadership roles. performance, strategy and The Vodafone Way. This is reinforced with 26 local CEO communications in all our markets. Relevant performance During the 2010 financial year we increased our focus on driving high and change issues are also discussed with employee representatives performance and building a strong base of talented leaders and from operating companies within the European Union, who meet employees. All managers are encouraged to hold regular performance annually with members of the Executive Committee in the Vodafone discussions with their direct reports. Annual performance dialogues are European Employee Consultative Council. mandatory to enable each employee to receive a performance and potential rating which is the basis for development planning and reward Organisation effectiveness and change decisions. Quarterly departmental and operating company talent Q Continued focus on efficient and effective reviews have been introduced, alongside annual development boards. organisation structures. For most senior leadership roles, the Executive Committee review Q Headcount reduction in several markets including succession and key appointments each month. the UK and Ghana. Q Successful integration of Arcor into Vodafone Germany. We want to attract the best and brightest graduates to work in all of our operating companies. A globally consistent graduate recruitment programme has been introduced with a target of 230 top graduate 22 Vodafone Group Plc Annual Report 2010

Business Employees by location hires across the Group during the 2010 calendar year. We have also In January 2010 we confirmed the closure of our UK defined benefit partnered with seven leading MBA schools to hire top MBA graduates pension scheme for future accruals on 31 March 2010. All UK based 1 to join us and progress to key management and leadership roles. employees were invited to join a new, enhanced defined contribution pension scheme, which we believe is now highly competitive in the 7 2 We aim to create a working culture that is inclusive to all and believe local market as well as more sustainable longer-term. 3 that having a diverse workforce helps to meet the different needs of 4 our customers across the globe. We do not condone unfair treatment Health, safety and wellbeing 6 5 of any kind and offer equal opportunities for all aspects of employment Q Significant and increased effort to address the frequency and advancement regardless of race, nationality, sex, age, marital and likelihood of fatal accidents in high risk countries. 1. Germany 15.9% status, sexual orientation, disability or religious or political belief. This 2. Italy 7.3% also applies to agency workers, self employed persons and contract The health, safety and wellbeing of our customers, employees and 3. Spain 5.1% workers who work for Vodafone. In the latest people survey 87% of others who could be affected by our activities are of paramount 4. UK 11.5% 5. Vodacom 8.0% employees agreed that people in Vodafone are treated fairly, regardless importance to us. Expansion in emerging markets and the application 6. India 11.9% of their gender, background, age or belief. of the most rigorous and demanding tracking methodologies have this 7. Other 40.3% year highlighted an unacceptable level of fatal accidents. It is deeply The main focus of our diversity strategy has been on gender with actions regrettable that 27 fatalities occurred related to our operations in the taken to provide inclusive working policies and to increase inclusive 2010 financial year. 24 of these were third party contractors and three behaviour amongst managers. Compared to the 2009 financial year were Vodafone employees. Over 80% of these incidents occurred in there has been a slight increase in the percentage of women in senior India, Ghana and Turkey – markets with a legacy of poor safety practice roles, up from 13% to 14%. There will be continued efforts to increase and infrastructure, and a high rate of road accidents. the proportion of women in senior leadership roles during the 2010 financial year. Loss of life as a consequence of us doing business in any country is unacceptable to us and tackling the causes of these fatalities is a top More recently we have extended our diversity strategy to focus on priority. Urgent action was taken to improve safety governance and diversity of nationality, industry background and technical experience. awareness in these countries which has resulted in a significant 26 nationalities are represented in the senior leadership of the Group. reduction in fatal incidents in the second half of the 2010 financial year. In the countries where the majority of the incidents occurred we have Learning and capability development introduced a fatality prevention plan and linked this to the performance Q Global programmes continue to develop high objectives of each CEO. The plan includes two key initiatives: adopting potential employees. Det Norse Veritas’ International Safety Ranking System (‘ISRS’) and implementing a set of absolute rules as mandatory requirements to We are committed to helping people reach their full potential through drive safe behaviour. Further details can be found at www.vodafone. ongoing training and development. In our most recent people survey com/responsibility and in the 2010 sustainability report. 71% of employees rated their opportunities to develop their skills and knowledge as good or very good. Employme nt policies and employee relations Q We aim to be recognised as an employer of choice. Inspire, our global leadership development programme, is in its second Q We strive to maintain high standards and good year. The programme focuses on identifying and developing potential employee relations. future leaders from within the Group. The programme builds commercial capability and leadership skills through an 18 month fast- Our employment policies are developed to reflect local legal, cultural track approach. 67 managers from 19 countries participated in the and employment requirements. We aim to be recognised as an programme during the 2009 calendar year and 51 have started on the employer of choice and therefore seek to maintain high standards and 2010 calendar year course. Of the managers who have completed the good employee relations wherever we operate. programme, 40% have been promoted to a more senior role. Our business principles set out our ethical standards and we have Performance, reward and recognition recently developed a code of conduct that defines what employees Q Extension of reward differentiation based on need to do to live up to our business principles. New and existing individual performance. employees will receive communication and training on the code of Q Replacement of UK defined benefits pension scheme conduct during the 2011 financial year. with enhanced defined contribution scheme. We reward employees based on their performance, potential and Key performance indicators contribution to the success of the business and we aim to provide KPI 2010 2009 2008 competitive and fair rates of pay and benefits in every country where Total number of employees(1) 84,990 79,097 72,375 we operate. Global short- and long-term incentive plans are offered to Employee turnover rates (%) 13.0 13.0 15.2 leadership and management levels and paid according to individual Number of women in the top 33 out 29 out 26 out and company performance. senior management roles of 228 of 221 of 211 Number of nationalities in the In response to global economic conditions a pay freeze policy was top senior management roles 26 23 20 introduced to the senior leadership team in the 2010 financial year. Note: Most operating companies did however award bonuses through global (1) Represents the average number of employees during the financial year. or local plans, with greater emphasis on rewarding strong business and individual performance. Vodafone Group Plc Annual Report 2010 23

Key performance indicators

KPI	Purpose of KPI	2010	2009	2008
Free cash flow[2]	Provides an evaluation of the cash generated by our operations and available for reinvestment, shareholder returns or debt reduction. Also used in determining management's remuneration.	£7,241m	£5,722m	£5,580m
Service revenue and related organic growth[2]	Measure of our success in growing ongoing revenue streams. Also used in determining management's remuneration.	£41,719m (1.6)%	£38,294m (0.3)%	£33,042m 4.3%
Data revenue and related organic growth[2]	Data revenue is expected to be a key driver of the future growth of the business.	£4,051m 19.3%	£3,046m 25.9%	£2,119m 39.0%
Fixed line revenue and related organic growth[2]	Measure of success in offering total communications services	£3,289m 7.9%	£2,727m 2.1%	£1,874m 6.2%
Capital expenditure	Measure of our investment in capital expenditure to deliver services to customers.	£6,192m	£5,909m	£5,075m
Adjusted EBITDA and related organic growth[2]	Measure used by management to monitor performance at a segment level.	£14,735m (7.4)%	£14,490m (3.5)%	£13,178m 2.6%
Customer delight index	Measure of customer satisfaction across our controlled markets and jointly controlled market in Italy. Also used in determining management's remuneration.	73.1	72.9	73.1
Net promoter score ('NPS')	At the end of the 2010 financial year, most markets migrated to NPS, which is also used to monitor customer satisfaction. In relation to those subsidiaries that have migrated, NPS will be incorporated into the competitive performance assessment used in determining management's remuneration.			
Adjusted operating profit and related organic growth[2]	Measure used for the assessment of operating performance, including the results of associates. Also used in determining management's remuneration.	£11,466m (7.0)%	£11,757m 2.0%	£10,075m 5.7%
Proportionate mobile customers[1]	Customers are a key driver of revenue growth in all operating companies in which we have an equity interest.	341.1m	302.6m	260.5m
Proportionate mobile customer net additions[1]	Measure of our success at attracting new and retaining existing customers.	34.6m	33.6m	39.5m
Voice usage (in minutes)	Voice usage is an important driver of revenue growth, especially given continuing price reductions in the competitive markets in which we operate.	686.6bn	548.4bn	427.9bn

24 Vodafone Group Plc Annual Report 2010

Key performance indicators
Key performance indicators The Board and the Executive Committee use a number of key performance indicators(1) (‘KPIs’) to monitor Group and regional performance against budgets and forecasts as well as to measure progress against our strategic objectives. There are a number of other KPIs that are used to monitor the results of individual operating companies but for which no Group KPI is calculated including revenue market share and adjusted EBITDA market share. KPI Purpose of KPI 2010 2009 2008 Free cash flow(2) Provides an evaluation of the cash generated by our £7,241m £5,722m £5,580m operations and available for reinvestment, shareholder returns or debt reduction. Also used in determining management’s remuneration. Service revenue and related Measure of our success in growing ongoing revenue streams. £41,719m £38,294m £33,042m organic growth(2) Also used in determining management’s remuneration. (1.6)% (0.3)% 4.3% Data revenue and related Data revenue is expected to be a key driver of the future growth £4,051m £3,046m £2,119m organic growth(2) of the business. 19.3% 25.9% 39.0% Fixed line revenue and related Measure of success in offering total communications services £3,289m £2,727m £1,874m organic growth(2) 7.9% 2.1% 6.2% Capital expenditure Measure of our investment in capital expenditure £6,192m £5,909m £5,075m to deliver services to customers. Adjusted EBITDA and related Measure used by management to monitor performance at a £14,735m £14,490m £13,178m organic growth(2) segment level. (7.4)% (3.5)% 2.6% Customer delight index Measure of customer satisfaction across our controlled markets 73.1 72.9 73.1 and jointly controlled market in Italy. Also used in determining management’s remuneration. Net promoter score (‘NPS’) At the end of the 2010 financial year, most markets migrated to NPS, which is also used to monitor customer satisfaction. In relation to those subsidiaries that have migrated, NPS will be incorporated into the competitive performance assessment used in determining management’s remuneration. Adjusted operating profit Measure used for the assessment of operating performance, £11,466m £11,757m £10,075m and related organic growth(2) including the results of associates. Also used in determining (7.0)% 2.0% 5.7% management’s remuneration. Proportionate mobile Customers are a key driver of revenue growth in all operating 341.1m 302.6m 260.5m customers(1) companies in which we have an equity interest. Proportionate mobile Measure of our success at attracting new and retaining 34.6m 33.6m 39.5m customer net additions(1) existing customers. Voice usage (in minutes) Voice usage is an important driver of revenue growth, especially 686.6bn 548.4bn 427.9bn given continuing price reductions in the competitive markets in which we operate. Notes: (1) Definition of the key terms is provided on page 141. (2) See ‘Non-GAAP information’ on page 136 for further details on the use of non-GAAP measures. 24 Vodafone Group Plc Annual Report 2010

Operating results
Performance
This section presents our operating performance, providing commentary on how the revenue and the adjusted EBITDA performance of the Group and its operating segments within Europe, Africa and Central Europe, Asia Pacific and Middle East and Verizon Wireless in the United States have developed in the last three years.
2010 financial year compared to the 2009 financial year
Group(1)(2)

		Africa	Asia
		and Central	Pacific and	Verizon	Common
	Europe	Europe	Middle East	Wireless	Functions(3)	Eliminations	2010	2009	% change
	£m	£m	£m	£m	£m	£m	£m	£m	£	Organic(4)

Revenue	29,878	8,026	6,481	—	269	(182)	44,472	41,017	8.4	(2.3)
Service revenue	28,310	7,405	6,146	—	6	(148)	41,719	38,294	8.9	(1.6)
Adjusted EBITDA	10,927	2,327	1,840	—	(359)	—	14,735	14,490	1.7	(7.4)

Adjusted operating profit	6,918	527	358	4,112	(449)	—	11,466	11,757	(2.5)	(7.0)
Adjustments for:
Impairment losses, net							(2,100)	(5,900)
Other income and expense							114	—

Operating profit							9,480	5,857
Non-operating income and expense							(10)	(44)
Net financing costs							(796)	(1,624)

Profit before taxation							8,674	4,189
Income tax expense							(56)	(1,109)

Profit for the financial year							8,618	3,080

Notes:

(1)	The Group revised how it determines and discloses segmental adjusted EBITDA and adjusted operating profit during the year. See note 3 to the consolidated financial statements.

(2)	Current year results reflect average exchange rates of £1: €1.13 and £1:US$1.60.

(3)	Common Functions primarily represents the results of the partner markets and the net result of unallocated central Group costs and excludes income from intercompany royalty fees.

(4)	Organic growth includes India and Vodacom (except the results of Gateway) at the current level of ownership but excludes Australia following the merger with Hutchison 3G Australia on 9 June 2009. See “Acquisitions” on page 42 for further details.

Revenue
Group revenue increased by 8.4% to £44,472 million, with favourable exchange rates contributing 5.7 percentage points of growth and merger and acquisition activity contributing 5.0 percentage points. During the year the Group acquired an additional 15% stake in Vodacom and fully consolidated its results from 18 May 2009.
Group service revenue increased by 8.9% to £41.7 billion, while organic service revenue declined by 1.6%(*). Service revenue was impacted by challenging economic conditions in Europe and Central Europe offset by growth in Africa, Asia Pacific and the Middle East.
In Europe service revenue fell 3.5%(*), a 1.8 percentage point decline on the previous year reflecting challenging economic conditions in most markets offset by growth in Italy and the Netherlands. The decline was primarily driven by reduced voice revenue resulting from continued market and regulatory pressure on pricing and slower usage growth partially offset by growth in data and fixed line. Data revenue grew by 17.7%(*) due to an increase in data plans sold with smartphones and good PC connectivity revenue across the region. Fixed line revenue increased by 7.7%(*) with the number of fixed broadband customers reaching 5.4 million at 31 March 2010, a net increase of 960,000 customers during the financial year.
In Africa and Central Europe service revenue fell by 1.2%(*), a 4.3 percentage point decline on the previous year resulting from challenging economic conditions in Central Europe, mobile termination rate cuts across the region and competition led pricing movements in Romania partially offset by strong growth in Vodacom. Turkey returned to growth in the second half of the financial year with service revenue growing 31.3%(*) in the fourth quarter. Romania experienced intense competition throughout the year with service revenue declining 19.9%(*). Mobile termination rate cuts across Central Europe, which became effective during the year, contributed 3.4 percentage points to the decline in service revenue.
In Asia Pacific and Middle East service revenue increased by 9.8%(*). India’s service revenue increased by 14.7%(*), 4.7 percentage points of which was delivered by the network sharing joint venture Indus Towers with the remainder being driven by a 46.7% increase in the mobile customer base offset in part by a decline in mobile voice pricing. In Egypt service revenue grew by 1.3%(*) and Qatar increased its mobile customer base to 465,000, following the launch of services in July.
Operating profit
Adjusted EBITDA increased by 1.7% to £14,735 million, with favourable exchange rates contributing 5.8 percentage points and the impact of merger and acquisition activity, primarily the full consolidation of Vodacom, contributing 3.3 percentage points to adjusted EBITDA growth.
In Europe, adjusted EBITDA decreased by 7.3%(*), with a decline in the adjusted EBITDA margin of 1.0 percentage point, primarily driven by the downward revenue trend and the growth of lower margin fixed line operations partially offset by operating and direct cost savings.
Africa and Central Europe’s adjusted EBITDA decreased by 5.8%(*) resulting from reduced adjusted EBITDA margins across the majority of Central Europe due to challenging economic conditions and investment in Turkey to drive growth in the second half of the financial year. Strong revenue growth in Vodacom, combined with direct and customer cost savings partially offset the decline in Central Europe.
In Asia Pacific and Middle East adjusted EBITDA increased by 1.4%(*), with growth in India being partially offset by declines in other markets due to pricing and recessionary pressure and the start-up in Qatar.
Operating profit increased primarily due to changes in impairment losses. In the 2010 financial year, the Group recorded net impairment losses of £2,100 million. Vodafone India was impaired by £2,300 million primarily due to intense price competition following the entry of a number of new operators into the market. This was partially offset by a £200 million reversal in relation to Vodafone Turkey resulting primarily from movements in discount rates. In the prior year impairment losses of £5,900 million were recorded.
Adjusted operating profit decreased by 2.5%, or 7.0%(*) on an organic basis, with a 6.0 percentage point contribution from favourable exchange rates, whilst the impact of merger and acquisition activity reduced adjusted operating profit growth by 1.5 percentage points.
The share of results in Verizon Wireless, the Group’s associate in the US, increased by 8.0%(*) primarily due to the expanding customer base, robust data revenue and operating expenses efficiencies partially offset by higher customer acquisition and retention costs.

Vodafone Group Plc Annual Report 2010  25

Operating results continued

Net financing costs

	2010	2009
	£m	£m

Investment income	716	795
Financing costs	(1,512)	(2,419)

Net financing costs	(796)	(1,624)

Analysed as:
Net financing costs before dividends from investments	(1,024)	(1,480)
Potential interest charges arising on settlement of outstanding tax issues(1)	(23)	81
Dividends from investments	145	110
Foreign exchange(2)	(1)	235
Equity put rights and similar arrangements(3)	(94)	(570)
Interest on settlement of German tax claim(4)	201	—

	(796)	(1,624)

Notes:

(1)	Excluding interest on settlement of German tax claim.

(2)	Comprises foreign exchange differences reflected in the income statement in relation to certain intercompany balances and the foreign exchange differences on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank in April 2006.

(3)	Primarily represents foreign exchange movements and accretion expense. Further details of these options are provided on page 44.

(4)	See “Taxation” below for further details.
Net financing costs before dividends from investments decreased from £1,480 million to £1,024 million primarily due to the impact of significantly lower interest rates given our preference for floating rate borrowing, partially offset by the 13.4% increase in average net debt being offset by changes in the currency mix of debt. At 31 March 2010 the provision for potential interest charges arising on settlement of outstanding tax issues was £1,312 million (31 March 2009: £1,635 million).
Taxation
The effective tax rate was 0.6% (2009: 26.5%). This rate was lower than our weighted average statutory tax rate principally due to the impact of the agreement of the German write down losses (see note 6 to the consolidated financial statements) and also the ongoing benefits from our internal capital structure.
Income tax expense includes a credit of £2,103 million arising from the German tax authorities’ decision that €15 billion of losses booked by a German subsidiary in 2001 are tax deductible. The credit includes benefits claimed in respect of prior years as well as the recognition of a deferred tax asset for the potential use of losses in future tax years.
Earnings per share
Adjusted earnings per share decreased by 6.2% to 16.11 pence for the year ended 31 March 2010 due the prior year tax benefit discussed on page 32. Basic earnings per share increased to 16.44 pence primarily due to the impairment losses of £5,900 million in relation to Spain, Turkey and Ghana in the prior year compared to net impairment losses of £2,100 million in the current year and the income tax credit arising from the German tax settlement discussed above.

	2010	2009
	£m	£m

Profit attributable to equity shareholders	8,645	3,078

Pre-tax adjustments:
Impairment losses, net	2,100	5,900
Other income and expense	(114)	—
Non-operating income and expense	10	44
Investment income and financing costs(1)	(106)	335

	1,890	6,279

Taxation	(2,064)	(300)

Adjusted profit attributable to equity shareholders	8,471	9,057

Weighted average number of shares outstanding	Million	Million
Basic	52,595	52,737
Diluted	52,849	52,969

Note:

(1)	See notes 1 and 2 in “Net financing costs”.

26  Vodafone Group Plc Annual Report 2010

Performance
Europe(1)

	Germany	Italy	Spain	UK	Other	Eliminations	Europe	% change
	£m	£m	£m	£m	£m	£m	£m	£	Organic

Year ended 31 March 2010
Revenue	8,008	6,027	5,713	5,025	5,354	(249)	29,878	0.8	(4.1)
Service revenue	7,722	5,780	5,298	4,711	5,046	(247)	28,310	1.5	(3.5)
Adjusted EBITDA	3,122	2,843	1,956	1,141	1,865	—	10,927	(2.0)	(7.3)
Adjusted operating profit	1,695	2,107	1,310	155	1,651	—	6,918	(2.9)	(8.9)
Adjusted EBITDA margin	39.0%	47.2%	34.2%	22.7%	34.8%		36.6%

Year ended 31 March 2009
Revenue	7,847	5,547	5,812	5,392	5,329	(293)	29,634
Service revenue	7,535	5,347	5,356	4,912	5,029	(293)	27,886
Adjusted EBITDA	3,225	2,565	2,034	1,368	1,957	—	11,149
Adjusted operating profit	1,835	1,839	1,421	328	1,702	—	7,125
Adjusted EBITDA margin	41.1%	46.2%	35.0%	25.4%	36.7%		37.6%

Note:

(1)	The Group revised how it determines and discloses segmental adjusted EBITDA and adjusted operating profit during the year. See note 3 to the consolidated financial statements.

Revenue increased by 0.8% benefiting from exchange rate movements. On an organic basis service revenue declined by 3.5%(*) reflecting reductions in most markets partially offset by growth in Italy and the Netherlands. The decline was primarily driven by reduced voice revenue resulting from continued market and regulatory pressure on pricing and slower usage growth as a result of the challenging economic climate. This was partially offset by growth in data and fixed line revenue.
Adjusted EBITDA decreased by 2.0% resulting from an organic decline partially offset by a positive contribution from foreign exchange rate movements. On an organic basis, adjusted EBITDA decreased by 7.3%(*) resulting from a decline in organic service revenue in most markets and increased customer investment partially offset by operating and direct cost savings. The adjusted EBITDA margin declined 1.0 percentage point.

	Organic	M&A	Foreign	Reported
	change	activity	exchange	change
	%	pps	pps	%

Revenue — Europe	(4.1)	0.1	4.8	0.8

Service revenue
Germany	(3.5)	—	6.0	2.5
Italy	1.9	—	6.2	8.1
Spain	(7.0)	—	5.9	(1.1)
UK	(4.7)	0.6	—	(4.1)
Other	(5.4)	—	5.7	0.3

Europe	(3.5)	0.1	4.9	1.5

Adjusted EBITDA
Germany	(8.9)	—	5.7	(3.2)
Italy	4.3	—	6.5	10.8
Spain	(9.9)	—	6.1	(3.8)
UK	(17.7)	1.1	—	(16.6)
Other	(10.2)	—	5.5	(4.7)

Europe	(7.3)	0.1	5.2	(2.0)

Adjusted operating profit
Germany	(13.2)	(0.1)	5.7	(7.6)
Italy	7.8	—	6.8	14.6
Spain	(13.8)	—	6.0	(7.8)
UK	(58.3)	5.6	—	(52.7)
Other	(9.3)	0.2	6.1	(3.0)

Europe	(8.9)	0.2	5.8	(2.9)

Germany
Service revenue declined by 3.5%(*) driven by a 5.0%(*) reduction in mobile revenue partly offset by a 1.3%(*) improvement in fixed line revenue. The mobile revenue decline was driven by a decrease in voice revenue impacted by a termination rate cut effective from April 2009, reduced roaming, competitive pressure and continued tariff optimisation by customers. The service revenue decline in the fourth quarter slowed to 1.6%(*) with mobile revenue declining 1.8%(*) driven by the acceleration in data growth and improved usage trends. Data revenue benefited from an increase in Superflat Internet tariff penetration to over 500,000 customers, a 46% increase in smartphones and an 85% increase in active Vodafone Mobile Connect cards compared with the previous year.
Fixed line revenue growth of 1.3%(*) was supported by a 0.4 million increase in fixed broadband customers to 3.5 million at 31 March 2010 and a 0.2 million increase in wholesale fixed broadband customers to 0.4 million at 31 March 2010.
Adjusted EBITDA declined by 8.9%(*) driven by lower service revenue and investment in customer acquisition and retention offset in part by lower interconnect costs and a reduction of operating expenses principally from fixed and mobile integration synergies.
Italy
Service revenue growth was 1.9%(*) with strong growth in data revenue, driven by higher penetration of PC connectivity devices and mobile internet services, and fixed revenue. The continued success of dual branding led to a closing fixed broadband customer base of 1.3 million on a 100% basis. Increased regulatory, economic and competitive pressures led to the fall in voice revenue partially mitigated through initiatives to stimulate customer spending and the continued growth in high value contract customers. Mobile contract customer additions were strong both in consumer and enterprise segments and the closing contract customer base was up by 14.5%.
Adjusted EBITDA increased by 4.3%(*) and adjusted EBITDA margin increased by 1.0 percentage point as a result of increased revenue, continued operational efficiencies and cost control.
Spain
Full year service revenue declined by 7.0%(*) primarily due to a decline in voice revenue which was driven by continued intense competition and economic weakness, including high unemployment, termination rate cuts effective from April and October 2009 and increased involuntary churn. In the fourth quarter the service revenue decline improved to 6.2%(*) as voice usage increased due to further penetration of our flat rate tariffs and fixed line revenue continued to grow with 0.6 million fixed broadband customers by the end of the financial year.
Adjusted EBITDA declined 9.9%(*) and the adjusted EBITDA margin decreased by 0.8 percentage points as the decline in service revenue, the increase in commercial costs and the dilutive effect of lower margin fixed line services more than offset the reduction in overhead costs.

Vodafone Group Plc Annual Report 2010  27

Operating results continued

UK
Service revenue declined by 4.7%(*) with lower voice revenue primarily due to a mobile termination rate reduction effective from July 2009, continued intense competition and economic pressures resulting in customers optimising bundle usage and lower roaming revenue. These were partially offset by higher messaging revenue, strong growth in data revenue driven by the success of mobile internet bundles and higher wholesale revenue derived from existing MVNO agreements. The decline in the fourth quarter slowed to 2.6%(*) driven by higher data growth and the impact of mobile customer additions achieved through the launch of new products and expanded indirect distribution channels.
The 17.7%(*) decline in adjusted EBITDA was primarily due to lower service revenue and increased customer investment partially offset by cost efficiency initiatives, including streamlined processes, outsourcing and reductions in publicity and consultancy.
Other Europe
Service revenue decreased by 5.4%(*) with declines in all countries except the Netherlands as all markets were impacted by the economic downturn. In the Netherlands service revenue increased 3.0%(*) benefiting from strong growth in visitor revenue. Service revenue in Greece declined by 14.5%(*) primarily due to a mobile termination rate cut effective from January 2009, tariff changes and a particularly tough economic and competitive climate. Service revenue in Ireland declined due to a combination of recessionary and competitive factors. In Portugal there was a termination rate reduction effective from April 2009 which contributed to a fall in service revenue of 4.9%(*).
Adjusted EBITDA declined by 10.2%(*). The adjusted EBITDA margin fell by 1.9 percentage points with declines in all markets except the Netherlands and Portugal. The decline in service revenue was partially offset by lower customer costs and a reduction in operating expenses.
The share of profit in SFR increased reflecting the foreign exchange benefits upon translation of the results into sterling.
Africa and Central Europe(1)

			Africa and
			Central
	Vodacom	Other	Europe	% change
	£m	£m	£m	£	Organic(2)

Year ended 31 March 2010
Revenue	4,450	3,576	8,026	45.9	(2.1)
Service revenue	3,954	3,451	7,405	44.8	(1.2)
Adjusted EBITDA	1,528	799	2,327	35.3	(5.8)
Adjusted operating profit	520	7	527	(21.9)	(7.9)
Adjusted EBITDA margin	34.3%	22.3%	29.0%

Year ended 31 March 2009
Revenue	1,778	3,723	5,501
Service revenue	1,548	3,565	5,113
Adjusted EBITDA	606	1,114	1,720
Adjusted operating profit	373	302	675
Adjusted EBITDA margin	34.1%	29.9%	31.3%

Notes:

(1)	The Group revised how it determines and discloses segmental adjusted EBITDA and adjusted operating profit during the year. See note 3 to the consolidated financial statements.

(2)	Organic growth includes Vodacom (except the results of Gateway) at the current level of ownership. See “Acquisitions” on page 42 for further details.
Revenue increased by 45.9% benefiting from the treatment of Vodacom as a subsidiary and the full consolidation of its results from 18 May 2009 combined with a significant benefit from foreign exchange rate movements. On an organic basis service revenue declined by 1.2%(*), as the strong growth in Vodacom was offset by a challenging economic environment across Central Europe, mobile termination rate cuts and competition led pricing movements in Romania.
Adjusted EBITDA increased by 35.3%, also benefiting from the full consolidation of Vodacom and positive foreign exchange rate movements. On an organic basis adjusted EBITDA decreased by 5.8%(*), with adjusted EBITDA margin decreasing due to turnaround investment in Turkey and Ghana and increased competition and the difficult economic environments across the region.

	Organic	M&A	Foreign	Reported
	change	activity	exchange	change
	%	pps	pps	%

Revenue
Africa and Central Europe	(2.1)	38.9	9.1	45.9

Service revenue
Vodacom	4.6	112.0	38.8	155.4
Other	(7.0)	2.8	1.0	(3.2)

Africa and Central Europe	(1.2)	37.6	8.4	44.8

Adjusted EBITDA
Vodacom	10.4	101.8	39.9	152.1
Other	(25.9)	(4.1)	1.7	(28.3)

Africa and Central Europe	(5.8)	30.8	10.3	35.3

Adjusted operating profit
Vodacom	12.5	3.1	23.8	39.4
Other	(65.0)	(32.9)	0.2	(97.7)

Africa and Central Europe	(7.9)	(23.3)	9.3	(21.9)

Vodacom
Service revenue grew by 4.6%(*) driven by a robust performance in South Africa offset by revenue declines in Tanzania and the Democratic Republic of Congo. Data revenue increased by 32.9%(*) driven by increased penetration of mobile broadband and higher mobile internet usage. The introduction of prepaid customer registration in South Africa negatively impacted customer growth in the year and mobile termination rate reductions are expected to reduce growth in the 2011 financial year, with the first reduction taking effect from 1 March 2010.
Adjusted EBITDA increased by 10.4%(*) driven by the increase in service revenue and lower direct costs and regulatory fees in South Africa.

28  Vodafone Group Plc Annual Report 2010

Performance

Other Africa and Central Europe
Service revenue declined by 7.0%(*) with Turkey’s return to growth in the second half of the year being more than offset by the decline in revenue across Central Europe. Service revenue in Turkey increased by 31.3%(*) in the fourth quarter driven by an improving trend in outgoing mobile revenue. The quality and mix of customers continued to improve, with Vodafone remaining the market leader in mobile number portability in Turkey. In Romania service revenue declined by 19.9%(*) due to intense competition throughout the year, mobile termination rate cuts and the continued impact on ARPU resulting from local currency devaluation against the euro, as tariffs are quoted in euros while household incomes are earned in local currency. In the Czech Republic, Hungary and Poland, the decline in service revenue was driven by mobile termination rate cuts which became effective during the year, impacting incoming mobile voice revenue. In the Czech Republic and Hungary challenging economic conditions also contributed to the decline in service revenue. Vodafone launched its 3G network services in the Czech Republic during the fourth quarter.
Adjusted EBITDA decreased by 25.9%(*) mainly due to a reduction in service revenue coupled with turnaround investment in Turkey and Ghana. The significant service revenue growth in the second half of the financial year in Turkey was driven by investment and improvement in many areas of the business. These led to higher operating costs which, when coupled with increased interconnect costs arising from the introduction of new “any network” tariffs plans, resulted in negative adjusted EBITDA for the financial year. In Romania adjusted EBITDA decreased by 26.5%(*) due to the revenue decline but this was partially offset by strong cost reduction initiatives in all areas. Other Central European operations benefited from a continued focus on reducing costs to mitigate the impact of the revenue decline.
Asia Pacific and Middle East(1)

				Asia Pacific
				and Middle
	India	Other	Eliminations	East	% change
	£m	£m	£m	£m	£	Organic(2)

Year ended 31 March 2010
Revenue	3,114	3,368	(1)	6,481	11.4	8.6
Service revenue	3,069	3,078	(1)	6,146	13.1	9.8
Adjusted EBITDA	807	1,033	—	1,840	3.4	1.4
Adjusted operating (loss)/profit	(37)	395	—	358	(35.6)	(25.9)
Adjusted EBITDA margin	25.9%	30.7%		28.4%

Year ended 31 March 2009
Revenue	2,689	3,131	(1)	5,819
Service revenue	2,604	2,831	(1)	5,434
Adjusted EBITDA	717	1,062	—	1,779
Adjusted operating (loss)/profit	(30)	586	—	556
Adjusted EBITDA margin	26.7%	33.9%		30.6%

Notes:

(1)	The Group revised how it determines and discloses segmental adjusted EBITDA and adjusted operating profit during the year. See note 3 to the consolidated financial statements.

(2)	Organic growth includes India but excludes Australia following the merger with Hutchison 3G Australia on 9 June 2009. See “Acquisitions” on page 42 for further details.
Revenue increased by 11.4% including a 7.4 percentage point benefit from foreign exchange rate movements, offset in part by the impact of the creation of a joint venture in June 2009 between Vodafone Australia and Hutchison 3G Australia which is presented under the “M&A activity” column in the table below. On an organic basis service revenue increased by 9.8%(*) reflecting a 42.2% increase in the mobile customer base and continued strong data revenue growth partially offset by a decline in mobile voice pricing. India contributed around 88%(*) of the region’s organic service revenue growth.
Adjusted EBITDA grew by 3.4% with a 6.4 percentage point positive contribution from foreign exchange rate movements, offset in part by the creation of the joint venture in Australia. On an organic basis adjusted EBITDA increased by 1.4%(*) with adjusted EBITDA margin decreasing by 2.2 percentage points primarily reflecting the competitive pricing environment in India and the impact of launching services in Qatar.

	Organic	M&A	Foreign	Reported
	change	activity	exchange	change
	%	pps	pps	%

Revenue
Asia Pacific and Middle East	8.6	(4.6)	7.4	11.4

Service revenue
India	14.7	—	3.2	17.9
Other	2.9	(4.5)	10.3	8.7

Asia Pacific and Middle East	9.8	(3.9)	7.2	13.1

Adjusted EBITDA
India	9.2	—	3.4	12.6
Other	(4.8)	(6.0)	8.1	(2.7)

Asia Pacific and Middle East	1.4	(4.4)	6.4	3.4

Adjusted operating profit
India(1)	30.7	—	(7.4)	23.3
Other	(23.3)	(14.6)	5.3	(32.6)

Asia Pacific and Middle East	(25.9)	(15.2)	5.5	(35.6)

Note:

(1)	The percentage change represents the increase in the adjusted operating loss.

Vodafone Group Plc Annual Report 2010  29

Operating results continued

India
Service revenue grew by 14.7%(*) for the year, with fourth quarter growth of 6.5%(*) including a 0.3 percentage point(*) benefit from Indus Towers. The contribution to India’s revenue growth from Indus Towers for the fourth quarter was lower than in the third quarter as the fourth quarter represented the first anniversary of significant revenue being earned from the network sharing joint venture. Mobile service revenue growth was driven by the increase in the customer base, with record net additions for the quarter of 9.5 million, partially offset by ongoing competitive pressure on mobile voice pricing. Customer penetration in the Indian mobile market reached an estimated 50% at 31 March 2010 representing an increase of 16.0 percentage points compared to 31 March 2009.
Adjusted EBITDA grew by 9.2%(*) driven by the increased customer base and the 37.6% increase in total mobile minute usage during the year, with costs decreasing as a percentage of service revenue despite the pressure on pricing. Network expansion continued with the addition of 9,000 base stations by Indus Towers and an additional 16,000 by Vodafone Essar.
Other Asia Pacific and Middle East
Service revenue increased by 2.9%(*) driven by the performance of Egypt and Qatar. In Egypt service revenue grew by 1.3%(*) as pressure on voice pricing and a 1.0% impact of retrospective mobile termination rate reductions introduced in the fourth quarter was offset by 31% growth in the average customer base and 64.2%(*) growth in data and fixed line revenue, with data driven by increased penetration of mobile internet devices. Having launched services in July 2009, Qatar increased its mobile customer base to 465,000 customers at 31 March 2010, representing 28% of the total population.
Adjusted EBITDA declined 4.8%(*) with a similar decline in adjusted EBITDA margin due to pricing, recessionary pressures and the impact of start-up costs in Qatar offset in part by efficiency savings.
On 9 June 2009 Vodafone Australia successfully completed its merger with Hutchison 3G Australia to form a 50:50 joint venture, Vodafone Hutchison Australia Pty Limited. Since the merger the joint venture has performed well delivering 8% pro-forma service revenue growth in the fourth quarter and cost synergies to date of £65 million, in line with management’s expectations.
Verizon Wireless(1)

	2010	2009	% change
	£m	£m	£	Organic

Revenue	17,222	14,085	22.3	5.0
Service revenue	15,898	12,862	23.6	6.3
Adjusted EBITDA	6,689	5,543	20.7	4.4
Interest	(298)	(217)	37.3
Tax(2)	(205)	(198)	3.5
Non-controlling interests	(80)	(78)	2.6
Discontinued operations	93	57	63.2
Group’s share of result in Verizon Wireless	4,112	3,542	16.1	8.0

Notes:

(1)	All amounts represent the Group’s share unless otherwise stated.

(2)	The Group’s share of the tax attributable to Verizon Wireless relates only to the corporate entities held by the Verizon Wireless partnership and certain state taxes which are levied on the partnership. The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.
In the United States Verizon Wireless reported 6.2 million net mobile customer additions bringing its closing mobile customer base to 92.8 million, up 7.2%. Customer growth reflected recent market trends towards the prepaid segment alongside market leading customer churn.
Service revenue growth of 6.3%(*) was driven by the expanding customer base and robust data revenue derived from growth in multimedia handsets and smartphones.
The adjusted EBITDA margin remained strong despite the tougher competitive and economic environment. Efficiencies in operating expenses have been partly offset by a higher level of customer acquisition and retention costs, particularly for high-end devices including smartphones.
The integration of the recently acquired Alltel business is going according to plan. Store rebranding is complete and network conversions are well underway and on track. As part of the regulatory approval for the Alltel acquisition, Verizon Wireless is required to divest overlapping properties in 105 markets. On 26 April 2010 Verizon Wireless completed the sale of network and licence assets in 26 markets, corresponding to 0.9 million customers, to Atlantic Tele-Network for US$0.2 billion. Verizon Wireless has agreed to sell the network assets and mobile licences in the remaining 79 markets, corresponding to approximately 1.5 million customers, to AT&T for US$2.4 billion. This transaction remains subject to receipt of regulatory approval and is expected to complete by 30 June 2010.

30  Vodafone Group Plc Annual Report 2010

Performance
2009 financial year compared to the 2008 financial year
Group

		Africa	Asia
		and Central	Pacific and	Verizon	Common
	Europe	Europe	Middle East	Wireless	Functions(1)	Eliminations	2009	2008	% change
	£m	£m	£m	£m	£m	£m	£m	£m	£	Organic

Revenue	29,634	5,501	5,819	—	216	(153)	41,017	35,478	15.6	(0.4)
Service revenue	27,886	5,113	5,434	—	—	(139)	38,294	33,042	15.9	(0.3)
Adjusted EBITDA	11,149	1,720	1,779	—	(158)	—	14,490	13,178	10.0	(3.5)

Adjusted operating profit	7,125	675	556	3,542	(141)	—	11,757	10,075	16.7	2.0
Adjustments for:
Impairment losses							(5,900)	—
Other income and expense							—	(28)

Operating profit							5,857	10,047
Non-operating income and expense							(44)	254
Net financing costs							(1,624)	(1,300)

Profit before taxation							4,189	9,001
Income tax expense							(1,109)	(2,245)

Profit for the financial year							3,080	6,756

Note:

(1)	Common Functions represents the results of the partner markets and the net result of unallocated central Group costs and recharges to our operations, including royalty fees for use of the Vodafone brand.

Revenue
Revenue increased by 15.6%, with favourable exchange rates contributing 13.0 percentage points and the impact of merger and acquisition activity contributing 3.0 percentage points to revenue growth. Pro-forma revenue growth, including the acquisition in India and the acquisition of Tele2 in Italy and Spain, was 1%.
Revenue in Europe declined by 2.1%(*) as benefits from new tariffs and promotions and a strong performance in data revenue were more than offset by the impact of the deteriorating European economy on voice and messaging revenue, including from roaming, usage growth, ongoing competitive pricing pressures and lower termination rates.
In Africa and Central Europe, revenue grew by 3.9%(*) with double-digit revenue growth in Vodacom being offset by weakening trends in Turkey and Romania. Benefits from the increase in the average customer base were partially offset by both weaker economic conditions in the more mature markets in Central Europe and the impact of termination rate cuts.
In Asia Pacific and Middle East, revenue grew by 19% on a pro-forma basis including India, a result of the rise in the average customer base, although revenue growth slowed primarily as a result of stronger competition coupled with maturing market conditions.
Operating profit
Adjusted EBITDA increased by 10.0% to £14,490 million, with favourable exchange rates contributing 13.4 percentage points and the impact of merger and acquisition activity contributing 0.1 percentage points to adjusted EBITDA growth. Including India and Tele2 in Italy and Spain, pro-forma adjusted EBITDA declined by 3%.
In Europe adjusted EBITDA decreased by 5.0%(*), with a decline in the adjusted EBITDA margin, primarily driven by the downward revenue trend, the growth of lower margin fixed line operations, a brand royalty provision release included in the 2008 financial year in Italy and restructuring charges in a number of markets, which more than offset customer and operating cost savings. The European adjusted EBITDA margin, including Common Functions which substantially support our European operations, declined by 1.2 percentage points driven by an increasing contribution from lower margin fixed broadband.
Africa and Central Europe’s adjusted EBITDA decreased by 2.3%(*), with the adjusted EBITDA margin decreasing in the majority of markets due to continued network expansion, investment in the turnaround plan in Turkey and increased competition in Romania.
In Asia Pacific and Middle East adjusted EBITDA increased by 7% on a pro-forma basis including India, with a decline in the adjusted EBITDA margin as licensing costs increased and network expansion continued, primarily in India, but also through the build out in Qatar.
The increase in Common Functions’ adjusted EBITDA in the 2009 financial year resulted primarily from the inclusion of a brand royalty payment charge in the 2008 financial year and increased brand revenue in the 2009 financial year following agreement of revised terms with Vodafone Italy.
Operating profit decreased due to the growth in adjusted operating profit being more than offset by impairment losses in relation to operations in Spain (£3,400 million), Turkey (£2,250 million) and Ghana (£250 million). Adverse changes in macroeconomic assumptions generated the £550 million charge recorded in the second half of the 2009 financial year in relation to Turkey and all of the charge in relation to Ghana. Adjusted operating profit increased by 16.7%, or 2.0%(*), with a 16.5 percentage point contribution from favourable exchange rates, whilst the impact of merger and acquisition activity reduced adjusted operating profit growth by 1.8 percentage points.
The share of results in Verizon Wireless, our associate in the US, increased by 21.6%(*) primarily due to a focus on the high value contract segment and low customer churn. On 9 January 2009 Verizon Wireless completed its acquisition of Alltel Corp. (‘Alltel’), adding 13.2 million customers before required divestitures.

Vodafone Group Plc Annual Report 2010  31

Operating results continued

Net financing costs

	2009	2008
	£m	£m

Investment income	795	714
Financing costs	(2,419)	(2,014)

Net financing costs	(1,624)	(1,300)

Analysed as:
Net financing costs before dividend from investments	(1,480)	(823)
Potential interest charges arising on settlement of outstanding tax issues(1)	81	(399)
Dividends from investments	110	72
Foreign exchange(2)	235	(7)
Equity put rights and similar arrangements(3)	(570)	(143)

	(1,624)	(1,300)

Notes:

(1)	Includes release of a £317 million interest accrual relating to a favourable settlement of long standing tax issues. See “Taxation” below.

(2)	Comprises foreign exchange differences reflected in the income statement in relation to certain intercompany balances and the foreign exchange differences on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank in April 2006.

(3)	Primarily represents foreign exchange movements and accretion expense. The amount for the year ended 31 March 2008 also includes a charge of £333 million representing the initial fair value of the put options granted over the Essar Group’s interest in Vodafone Essar, which was recorded as an expense. Further details of these options are provided on page 44.
Net financing costs before dividends from investments increased by 79.8% to £1,480 million, primarily due to mark-to-market losses in the 2009 financial year compared with gains in the 2008 financial year and unfavourable exchange rate movements impacting the translation into sterling. The interest charge resulting from the 28.2% increase in average net debt was minimised due to changes in the currency mix of debt and significantly lower interest rates for US dollar and euro denominated debt. At 31 March 2009 the provision for potential interest charges arising on settlement of outstanding tax issues was £1,635 million (31 March 2008: £1,577 million).
Taxation
The effective tax rate was 26.5% (2008: 24.9%). This rate was lower than our weighted average statutory tax rate due to the structural benefit from the ongoing enhancement to our internal capital structure and a benefit of £767 million following the resolution of long standing tax issues related to the acquisition and subsequent restructuring of the Mannesmann Group. This was offset by an increase in the rate due to the impact of impairment losses for which no tax benefit is recorded.
Earnings per share
Adjusted earnings per share increased by 37.4% to 17.17 pence for the year ended 31 March 2009, resulting primarily from movements in exchange rates and the benefit from a favourable tax settlement, as discussed to the left. Excluding these factors, adjusted earnings per share rose by around 3%. Basic earnings per share decreased by 53.5% to 5.84 pence including the impairment losses of £5.9 billion.

	2009	2008
	£m	£m

Profit from continuing operations attributable to equity shareholders	3,078	6,660

Adjustments:
Impairment losses	5,900	—
Other income and expense(1)	—	28
Non-operating income and expense(2)	44	(254)
Investment income and financing costs(3)	335	150

	6,279	(76)

Foreign exchange on tax balances	(155)	—
Tax on the above items	(145)	44

Adjusted profit attributable to equity shareholders	9,057	6,628

Weighted average number of shares outstanding	Million	Million
Basic	52,737	53,019
Diluted	52,969	53,287

Notes:

(1)	The amount for the 2008 financial year represents a pre-tax charge offsetting the tax benefit arising on recognition of a pre-acquisition deferred tax asset.

(2)	The amount for the 2009 financial year includes a £39 million adjustment in relation to the broad based black economic empowerment transaction undertaken by Vodacom. The amount for the 2008 financial year includes £250 million representing the profit on disposal of our 5.60% direct investment in Bharti Airtel Limited (‘Bharti Airtel’).

(3)	See notes 2 and 3 in “Net financing costs”.

32  Vodafone Group Plc Annual Report 2010

Performance
Europe

	Germany	Italy	Spain	UK	Other	Eliminations	Europe	% change
	£m	£m	£m	£m	£m	£m	£m	£	Organic

Year ended 31 March 2009
Revenue	7,847	5,547	5,812	5,392	5,329	(293)	29,634	13.6	(2.1)
Service revenue	7,535	5,347	5,356	4,912	5,029	(293)	27,886	14.1	(1.7)
Adjusted EBITDA	3,225	2,565	2,034	1,368	1,957	—	11,149	9.7	(5.0)
Adjusted operating profit	1,835	1,839	1,421	328	1,702	—	7,125	9.8	(5.4)
Adjusted EBITDA margin	41.1%	46.2%	35.0%	25.4%	36.7%		37.6%

Year ended 31 March 2008
Revenue	6,866	4,435	5,063	5,424	4,583	(290)	26,081
Service revenue	6,551	4,273	4,646	4,952	4,295	(287)	24,430
Adjusted EBITDA	2,816	2,148	1,908	1,560	1,735	—	10,167
Adjusted operating profit	1,577	1,528	1,362	517	1,504	—	6,488
Adjusted EBITDA margin	41.0%	48.4%	37.7%	28.8%	37.9%		39.0%

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
The impact of merger and acquisition activity and foreign exchange movements on revenue, service revenue, adjusted EBITDA and adjusted operating profit are shown below:

	Organic	M&A	Foreign	Reported
	growth	activity	exchange	growth
	%	pps	pps	%

Revenue — Europe	(2.1)	1.4	14.3	13.6

Service revenue
Germany	(2.5)	(0.1)	17.6	15.0
Italy	1.2	4.7	19.2	25.1
Spain	(4.9)	2.5	17.7	15.3
UK	(1.1)	0.3	—	(0.8)
Other	(1.2)	0.4	17.9	17.1

Europe	(1.7)	1.4	14.4	14.1

Adjusted EBITDA
Germany	(2.8)	(0.2)	17.5	14.5
Italy	(0.1)	1.2	18.3	19.4
Spain	(9.2)	(0.5)	16.3	6.6
UK	(12.8)	0.5	—	(12.3)
Other	(4.3)	(0.1)	17.2	12.8

Europe	(5.0)	0.2	14.5	9.7

Adjusted operating profit
Germany	(0.9)	(0.4)	17.7	16.4
Italy	2.4	(0.5)	18.5	20.4
Spain	(9.8)	(1.9)	16.0	4.3
UK	(37.9)	1.3	—	(36.6)
Other	(4.8)	1.1	16.9	13.2

Europe	(5.4)	(0.3)	15.5	9.8

Service revenue declined by 1.7%(*), reflecting a gradual deterioration over the year and a 3.3%(*) decrease in the fourth quarter, with favourable trends in Italy more than offset by deteriorating trends in other markets, in particular Spain and Greece. The impact of the economic slowdown in Europe on voice and messaging revenue, including from roaming, ongoing competitive pricing pressures and lower termination rates were not fully compensated by increased usage arising from new tariffs and promotions and strong growth in data revenue.
Adjusted EBITDA increased by 9.7%, with favourable euro exchange rate movements contributing 14.5 percentage points of growth and a 0.2 percentage point benefit from business acquisitions. The adjusted EBITDA margin declined 1.4 percentage points primarily driven by the downward revenue trend, the growth of lower margin fixed line operations, a brand royalty provision release included in the 2008 financial year in Italy and restructuring charges in a number of markets, which more than offset customer and operating cost savings.
Germany
The 2.5%(*) decline in service revenue was consistent with the 2008 financial year, benefiting from higher penetration of the new SuperFlat tariff portfolio. Data revenue growth remained strong, reflecting increased penetration of PC connectivity services in the customer base. Fixed line revenue declined during the year, but grew 2.1%(*) in the fourth quarter, as the customer base largely migrated to new, lower priced tariffs. The fixed broadband customer base increased by 15.9% during the year to 3.1 million at 31 March 2009, with an additional 154,000 wholesale fixed broadband customers. On 19 May 2008 we acquired a 26.4% interest in Arcor, following which we own 100% of Arcor. The integration of the mobile business and the fixed line operations has progressed, with cost savings being realised according to plan.
Adjusted EBITDA margin remained broadly stable at 41.1%, reflecting an improvement in the mobile margin which was offset by a decline in the fixed line margin, with the former due to a reduction in prepaid subsidies and an increase in the number of SIM-only contracts. Operating expenses were also broadly stable with the 2008 financial year as a restructuring charge of €35 million in the 2009 financial year (£32 million) was more than offset by non-recurring adjustments, including favourable legal settlements.
Italy
Service revenue growth was 1.2%(*) reflecting targeted demand stimulation initiatives, ARPU enhancing initiatives and strong growth in data revenue due to increased penetration of mobile PC connectivity devices, email enabled devices and mobile internet services. Fixed line revenue growth was 3.7%(*). supported by 278,000 fixed broadband customer net additions during the year as well as the benefit from the launch of Vodafone Station during the summer of 2008 and the continued good performance of Tele2.
Adjusted EBITDA declined by 0.1%(*) and adjusted EBITDA margin declined by 2.2 percentage points mainly due to a brand royalty provision release in the 2008 financial year. Excluding the impact of the brand royalty provision release and the impact of the acquisition of Tele2, the adjusted EBITDA margin was broadly stable, with an improvement in the mobile margin offsetting the increased contribution of lower margin fixed line services.
Spain
Service revenue declined by 4.9%(*) with an 8.6%(*) decline in the fourth quarter. Negative trends in the economic environment put strong pressure on usage in some customer segments and led to increased involuntary churn. Data revenue growth accelerated during the year, driven primarily by PC connectivity services and an improvement in media content revenue growth following a successful campaign in the fourth quarter. Fixed line revenue continued to grow, supported by the launch of Vodafone Station.

Vodafone Group Plc Annual Report 2010  33

Operating results continued

Adjusted EBITDA decreased by 9.2%(*) as the decline in service revenue and the dilutive effect of the increased contribution of lower margin fixed line services outweighed benefits from cost cutting initiatives in customer and operating costs.
UK
Service revenue declined by 1.1%(*) primarily due to a decrease in voice revenue resulting from increased competition in a challenging economic environment, customer optimisation of out of bundle offers and lower roaming revenue. Wholesale revenue increased due to the success of the MVNO business, principally ASDA and Lebara. Data revenue growth was maintained, driven primarily by increased penetration of mobile PC connectivity and mobile internet services. The acquisition of Central Telecom, which provides converged enterprise services, was completed in December 2008.
The 12.8%(*) decline in adjusted EBITDA, which included the impact of a £30 million VAT refund in the 2008 financial year, was primarily due to higher off network usage in messaging services and higher retention costs. The cost of retaining customers increased as a higher proportion of the contract base received upgrades in the 2009 financial year following the expiration of 18 month contracts which were introduced in 2006. Operating expenses grew, primarily due to the impact of the sterling/euro exchange rate on euro denominated intercompany charges; otherwise operating expenses were broadly stable year-on-year.
Other Europe
Service revenue decreased by 1.2%(*) during the year and 5.0%(*) in the fourth quarter, as growth in the Netherlands was more than offset by declines in Greece and Ireland, where the trends have deteriorated throughout the year. The Netherlands benefited from a rise in the customer base and strong growth in visitor revenue. Both Greece and Ireland were impacted by deteriorating market environments, which worsened in the fourth quarter, and substantial price reductions in prepaid tariffs, whilst Greece was also affected by termination rate cuts.
The fall in adjusted EBITDA margin of 1.2 percentage points was primarily driven by the service revenue decline and restructuring charges recorded in the fourth quarter in most countries.
The share of profit in SFR increased, reflecting the acquisition of Neuf Cegetel and foreign exchange benefits on translation of the results into sterling.
Africa and Central Europe

			Africa and
			Central
	Vodacom	Other(1)	Europe	% change
	£m	£m	£m	£	Organic

Year ended 31 March 2009
Revenue	1,778	3,723	5,501	11.2	3.9
Service revenue	1,548	3,565	5,113	10.7	3.1
Adjusted EBITDA	606	1,114	1,720	1.5	(2.3)
Adjusted operating profit	373	302	675	(12.6)	(12.6)
Adjusted EBITDA margin	34.1%	29.9%	31.3%

Year ended 31 March 2008
Revenue	1,609	3,337	4,946
Service revenue	1,398	3,219	4,617
Adjusted EBITDA	586	1,108	1,694
Adjusted operating profit	365	407	772
Adjusted EBITDA margin	36.4%	33.2%	34.2%

Note:

(1)	On 1 October 2007 Romania rebased all of its tariffs and changed its functional currency from US dollars to euros. In calculating all constant exchange rate and organic metrics which include Romania, previous US dollar amounts have been translated into euros at the 1 October 2007 US$/euro exchange rate.
Revenue increased by 11.2%, including the contribution of favourable exchange rate movements and the impact of merger and acquisition activity. Revenue growth was 3.9%(*) as sustained growth in Vodacom was offset by weakening trends in Turkey and Romania. Service revenue growth was 3.1%(*) reflecting the 9.9% increase in the average customer base partially offset by an impact from termination rate cuts of around three percentage points.
Adjusted EBITDA increased by 1.5%, with the contribution of favourable exchange rate movements partially offset by merger and acquisition activity. Adjusted EBITDA decreased by 2.3%(*), with the adjusted EBITDA margin decreasing in the majority of markets reflecting the continued network expansion, investment in the turnaround plan in Turkey and increased competition in Romania.
The impact of merger and acquisition activity and foreign exchange movements on revenue, service revenue, adjusted EBITDA and adjusted operating profit are shown below:

	Organic	M&A	Foreign	Reported
	growth	activity	exchange	growth
	%	pps	pps	%

Revenue
Africa and Central Europe	3.9	(0.7)	8.0	11.2

Service revenue
Vodacom	13.8	2.1	(5.2)	10.7
Other	(0.9)	(1.5)	13.1	10.7

Africa and Central Europe	3.1	(0.6)	8.2	10.7

Adjusted EBITDA
Vodacom	7.3	0.5	(4.4)	3.4
Other	(6.7)	(5.9)	13.1	0.5

Africa and Central Europe	(2.3)	(4.0)	7.8	1.5

Adjusted operating profit
Vodacom	6.3	0.3	(4.4)	2.2
Other	(26.2)	(10.5)	10.9	(25.8)

Africa and Central Europe	(12.6)	(5.6)	5.6	(12.6)

Vodacom
Service revenue grew by 13.8%(*) as strong growth in Vodacom’s average customer base continued, increasing by 11.2%, which took the closing customer base to 39.6 million on a 100% basis. Revenue growth was driven by the prepaid voice market and data services. Voice usage per customer in the prepaid market, which represents the majority of the customer base, grew as the higher usage driven by revised tariffs in South Africa was offset by the dilutive effect of the increased customer base in both Tanzania and Mozambique, which both have lower than average ARPU. Data revenue grew by 59.7%(*), as the higher revenue base partially offset the benefit from increased penetration of mobile PC connectivity devices, with the absence of fixed line alternatives making mobile data a popular offering. Relatively low contract voice revenue growth resulted from reduced out of bundle usage as customers cut back on spending due to economic conditions. Equipment revenue was adversely impacted by consumer preference for lower value handsets. Trading conditions in the Democratic Republic of Congo (‘DRC’) have worsened significantly due to the impact of lower commodity prices on mining which is central to the DRC’s economy.
Adjusted EBITDA growth was 7.3%(*), despite lower margins, as the growth in revenue more than offset the increasing cost base which benefited from stable customer costs as a percentage of revenue as the South African market matures. The cost base was adversely impacted by an increase in operating expenses due to continued expansion, investment in enterprise services, Black Economic Empowerment share charges and high wage inflation.
On 30 December 2008 Vodacom acquired the carrier services and business network solutions subsidiaries (‘Gateway’) from Gateway Telecommunications SA (Pty) Ltd. Gateway provides services in more than 40 countries in Africa.

34  Vodafone Group Plc Annual Report 2010

Performance

Other Africa and Central Europe
Service revenue declined by 0.9%(*) due to the performance in Turkey combined with the impact of deteriorating economic conditions across Central Europe, most notably in Romania in the fourth quarter. Service revenue in Turkey decreased by 7.6%(*) with an 18.4%(*) fall in the fourth quarter. Termination rate cuts adversely impacted revenue by 6.9% and revenue was further depressed by a higher rate of churn and a decline in prepaid ARPU due to intense competition in the market. Consumer confidence in Turkey fell with the deterioration in the macroeconomic environment impacting revenue. Competition also intensified with the launch of mobile number portability in November 2008 leading to aggressive acquisition and pricing campaigns, especially in the fourth quarter of the year. Mobile ARPU fell in the second half of the year but stabilised in the fourth quarter following successful promotions. In Romania service revenue grew by 1.1%(*) but deteriorated during the year with a 10.3%(*) decline in the fourth quarter. The market continued to mature, with the decline in ARPU resulting from local currency devaluation against the euro — whilst tariffs are quoted in euros household incomes are earned in local currency — in addition to market led price reductions impacting performance in the fourth quarter in particular. These effects were partially offset by data revenue growth following successful data promotions and flexible access offers which led to a rise in the number of mobile PC connectivity devices.
Adjusted EBITDA decreased by 6.7%(*), with the adjusted EBITDA margin also declining due to the fall in revenue and investment in the turnaround plan in Turkey. Adjusted EBITDA in Turkey declined by 36.6%(*) as a result of the decline in revenue and increased operating expenses reflecting higher marketing costs, higher technology costs due to expansion of the network and organisational restructuring as part of the turnaround plan. In Romania adjusted EBITDA decreased by 3.7%(*) as aggressive market competition and higher gross customer additions led to the rise in the cost of acquiring and retaining customers.
In May 2008 the Group changed the consolidation status of Safaricom from a joint venture to an associate following completion of the share allocation for the public offering of 25.0% of Safaricom’s shares previously held by the Government of Kenya and termination of the shareholders’ agreement with the Government of Kenya. In August 2008 we acquired 70.0% of Ghana Telecommunications Company Limited which offers both mobile and fixed services. We also increased our stake in Polkomtel from 19.6% to 24.4% in December 2008.
Asia Pacific and Middle East

				Asia
				Pacific
				and
				Middle
	India	Other	Eliminations	East	% change
	£m	£m	£m	£m	£	Organic

Year ended 31 March 2009
Revenue	2,689	3,131	(1)	5,819	32.3	9.3
Service revenue	2,604	2,831	(1)	5,434	32.5	8.5
Adjusted EBITDA	717	1,062	—	1,779	18.3	6.9
Adjusted operating (loss)/profit	(30)	586	—	556	0.5	5.8
Adjusted EBITDA margin	26.7%	33.9%		30.6%

Year ended 31 March 2008
Revenue	1,822	2,577	—	4,399
Service revenue	1,753	2,348	—	4,101
Adjusted EBITDA	598	906	—	1,504
Adjusted operating profit	35	518	—	553
Adjusted EBITDA margin	32.8%	35.2%		34.2%

Revenue increased by 32.3%, including the contribution from favourable exchange rate movements in addition to the benefit from acquisitions, primarily in India. Revenue growth on a pro-forma basis was 19%, reflecting the growth in India, Egypt and Australia. Service revenue increased by 8.5%(*) primarily as a result of the 27.3% organic rise in the average customer base, although revenue growth slowed as a result of stronger competition coupled with maturing market conditions.
Adjusted EBITDA grew by 18.3% with favourable exchange rate movements and the positive impact of acquisitions contributing to the growth. On a pro-forma basis including India, adjusted EBITDA increased by 7%. The decline in the adjusted EBITDA margin resulted from positive performances in India and Egypt being mitigated by a decline in Australia.
The impact of merger and acquisition activity and foreign exchange movements on revenue, service revenue, adjusted EBITDA and adjusted operating profit are shown below:

	Organic	M&A	Foreign	Reported
	growth	activity	exchange	growth
	%	pps	pps	%

Revenue
Asia Pacific and Middle East	9.3	13.3	9.7	32.3

Service revenue
India	—	42.5	6.0	48.5
Other	8.5	0.3	11.8	20.6

Asia Pacific and Middle East	8.5	14.2	9.8	32.5

Adjusted EBITDA
India	—	14.1	5.8	19.9
Other	6.9	(3.4)	13.7	17.2

Asia Pacific and Middle East	6.9	0.6	10.8	18.3

Adjusted operating profit
India	—	(173.2)	(12.5)	(185.7)
Other	5.8	(6.8)	14.1	13.1

Asia Pacific and Middle East	5.8	(19.7)	14.4	0.5

India
Revenue grew by 33% on a pro-forma basis, with growth in the fourth quarter of 27.7%(*). Growth in the fourth quarter remained stable in comparison to the third quarter as the eight percentage point benefit of the new revenue stream from the network sharing joint venture, Indus Towers, which launched during the first half of the 2009 financial year, offset the slowing underlying growth rate. Visitor revenue increased, albeit at a lower rate, due to the impact of economic pressures as people travel less. Lower effective rates per minute reflecting price reductions earlier in the year, coupled with the continued market shift to lifetime validity prepaid offerings, led to a reduction in customer churn. The lower effective rate and a slight fall in usage per customer were mitigated by net customer additions, which averaged 2.1 million per month, and the launch of services in seven new circles, bringing the closing customer base to 68.8 million. Customer penetration in the Indian mobile market reached 34% at 31 March 2009.
Adjusted EBITDA grew by 6% on a pro-forma basis. Customer costs as a percentage of revenue decreased, benefiting from economies of scale. Licensing costs increased as discounts received from the regulator in some service areas were terminated. Network expansion continued, with an average of 2,600 base stations constructed per month, primarily in the new circles. Site sharing increased and Indus Towers steadily increased its operations throughout the rest of the year, with 95,000 sites under its management at the end of March 2009.

Vodafone Group Plc Annual Report 2010  35

Operating results continued

Other Asia Pacific and Middle East
The increase in service revenue of 8.5%(*) was attributable to performances in Egypt and Australia. In Egypt service revenue grew by 11.9%(*) as growth in the customer base and increased usage per customer were partially offset by a decline in the effective rate per minute as a result of the introduction of new tariffs in addition to lower termination rates and a fall in both visitor revenue and the enterprise segment revenue as people travelled less. Service revenue in Australia increased by 6.1%(*) due to an increase in the average customer base and good data revenue growth, especially in mobile broadband services. These were partially offset by lower ARPU, reflecting strong competition, which led to a lower revenue growth rate in the fourth quarter. In New Zealand service revenue grew by 4.9%(*) as result of an increase in the fixed broadband customer base and growth in data services, the latter following increased penetration of mobile PC connectivity devices. These benefits were partially offset by the competitive and recessionary trends in the market.
Adjusted EBITDA grew by 6.9%(*), with a decline in the adjusted EBITDA margin, as the increase in Egypt was offset by the decline in Australia. Egypt’s adjusted EBITDA grew by 15.5%(*) in proportion to revenue, with a slight increase in margin, despite the inclusion of 3G licensing fees for the full year in comparison to only part of the prior year. In Australia adjusted EBITDA decreased by 16.9%(*) primarily due to a loss provision related to a prepaid recharge vendor and an increased focus on contract customers resulting in higher customer costs.
Verizon Wireless

	2009	2008	% change
	£m	£m	£	Organic

Revenue	14,085	10,144	38.9	10.4
Service revenue	12,862	9,246	39.1	10.5
Adjusted EBITDA	5,543	3,930	41.0	13.0
Interest	(217)	(102)	112.7
Tax(1)	(198)	(166)	19.3
Non-controlling interest	(78)	(56)	39.3
Discontinued operations	57	—	—
Share of result in Verizon Wireless	3,542	2,447	44.7	21.6

Note:

(1)	Our share of the tax attributable to Verizon Wireless relates only to the corporate entities held by the Verizon Wireless partnership and certain state taxes which are levied on the partnership. The tax attributable to our share of the partnership’s pre-tax profit is included within our tax charge.
Verizon Wireless, our associate in the US, achieved 5.6 million net customer additions in a market where penetration reached an estimated 92% at 31 March 2009. The increased closing customer base of 86.6 million was achieved through continued strong organic growth, the acquisitions of Rural Cellular Corporation and Alltel, combined with concentration on the high value contract segment and market leading customer loyalty as evidenced by low customer churn.
Service revenue growth was 10.5%(*) driven by the expanding customer base and robust messaging and data ARPU. Messaging and data revenue continued to increase strongly, predominantly as a result of growth in data card, email and messaging services. Verizon Wireless continued to extend the reach of its 3G network which now covers more than 280 million people after the Alltel acquisition.
Verizon Wireless improved its adjusted EBITDA margin to 39.4% through efficiencies in operating expenses partly offset by a higher level of customer acquisition and retention costs, driven by increased demand for high-end data devices such as the BlackBerry Storm.
Verizon Wireless completed the acquisition of Rural Cellular Corporation in the first half of the 2009 financial year, adding 0.7 million customers. On 9 January 2009 Verizon Wireless completed its acquisition of Alltel, purchasing Alltel’s equity and acquiring and repaying Alltel’s debt with Verizon Wireless and Alltel cash as well as the proceeds from capital market transactions. The Alltel acquisition added 13.2 million customers before required divestitures. Verizon Wireless expects to realise synergies with a net present value, after integration costs, of more than US$9 billion, driven by aggregate capital and operating expense savings. Increased debt in relation to the acquisition of Alltel led to a £150 million interest charge for the quarter ended 31 March 2009.

36  Vodafone Group Plc Annual Report 2010

Performance
Guidance

2011 financial year and three year guidance

	2010
	actual	2011	Three year
	performance	guidance	guidance
	£bn	£bn	£bn

Adjusted operating profit	11.5	11.2 — 12.0	n/a
		In excess
Free cash flow	7.2	of 6.5	6.0 — 7.0

2011 financial year
We expect the Group to return to low levels of organic revenue growth during the 2011 financial year although this will be dependent upon the strength of the economic environment and the level of unemployment within Europe. In contrast revenue growth in emerging economies, in particular India and Africa, is expected to continue as the Group drives penetration and data in these markets.
Adjusted EBITDA margins are expected to decline but at a significantly lower rate than that experienced in the previous year. Adjusted operating profit is expected to be in the range of £11.2 billion to £12.0 billion. Total depreciation and amortisation charges are expected to be slightly higher than the prior year, before the impact of licence and spectrum purchases, if any, during the 2011 financial year.
Free cash flow is expected to be in excess of £6.5 billion reflecting a continued but lower level of benefit from the working capital improvement programme launched in the 2010 financial year. We intend to maintain capital expenditure at a similar level to last year, adjusted for foreign exchange, ensuring that we continue to invest in high speed data networks, enhancing our customer experience and increasing the attractiveness of the Group’s data services.
The adjusted tax rate percentage is expected to be in the mid 20s for the 2011 financial year with the Group targeting a similar level in the medium-term. The Group continues to seek resolution of the UK Controlled Foreign Company and India tax cases.
Three year free cash flow and dividend per share growth target
We expect that annual free cash flow will be between £6.0 billion and £7.0 billion, in each of the financial years in the period ending 31 March 2013, underpinning a dividend per share growth target of at least 7% per annum for each of these financial years. We therefore expect that total dividends per share will be no less than 10.18p for the 2013 financial year.
Assumptions
Guidance is based on our current assessment of the global economic outlook and assumes foreign exchange rates of £1: €1.15 and £1:US$1.50 throughout this three year period. It excludes the impact of licence and spectrum purchases, if any, material one-off tax settlements and restructuring costs and assumes no material change to the current structure of the Group.
With respect to the dividend growth target, as the Group’s free cash flow is predominantly generated by companies operating within the euro currency zone, we have assumed that the euro to sterling rate remains within 10% of the above guidance exchange rate.
A 1% change in the euro to sterling exchange rate would impact adjusted operating profit by approximately £70 million and free cash flow by approximately £60 million.
2010 financial year

	Adjusted
	operating	Free
	profit	cash flow
	£bn	£bn

Guidance — May 2009(1)	11.0 — 11.8	6.0 — 6.5
Guidance — February 2010(1)	11.4 — 11.8	6.5 — 7.0

2010 actual performance	11.5	7.2
Foreign exchange	0.2	0.1
Alltel restructuring costs(2)	0.2	—

2010 performance on guidance basis	11.9	7.3

Notes:

(1)	The Group’s guidance reflected assumptions for average for exchange rates for the 2010 financial year of approximately £1: €1.12 and £1:US$1.50. Actual exchange rates were £1: €1.13 and £1:US$1.60.

(2)	The Group’s guidance did not include the impact of reorganisation costs arising from the Alltel acquisition by Verizon Wireless.

Vodafone Group Plc Annual Report 2010  37

Principal risk factors and uncertainties
The following discussion of principal risk factors and uncertainties identifies the most significant risks that may adversely affect our business, operations, liquidity, financial position or future performance. Additional risks not presently known to us, or that we currently deem immaterial, may also impact our business. This section should be carefully read in conjunction with the “Forward-looking statements” on page 140 of this document.

Adverse macroeconomic conditions in the markets in which we operate could impact our results of operations.
Adverse macroeconomic conditions and deterioration in the global economic environment, such as further economic slowdown in the markets in which we operate, may lead to a reduction in the level of demand from our customers for existing and new products and services. In difficult economic conditions, consumers may seek to reduce discretionary spending by reducing their use of our products and services, including data services, or by switching to lower-cost alternatives offered by our competitors. Similarly, under these conditions the enterprise customers that we serve may delay purchasing decisions, delay full implementation of service offerings or reduce their use of our services. In addition adverse economic conditions may lead to an increased number of our consumer and enterprise customers that are unable to pay for existing or additional services. If these events were to occur it could have a material adverse effect on our results of operations.
The continued volatility of worldwide financial markets may make it more difficult for us to raise capital externally which could have a negative impact on our access to finance.
Our key sources of liquidity in the foreseeable future are likely to be cash generated from operations and borrowings through long-term and short-term issuances in the capital markets as well as committed bank facilities. Due to the recent volatility experienced in capital and credit markets around the world, new issuances of debt securities may experience decreased demand. Adverse changes in credit markets or our credit ratings could increase the cost of borrowing and banks may be unwilling to renew credit facilities on existing terms. Any of these factors could have a negative impact on our access to finance.
Regulatory decisions and changes in the regulatory environment could adversely affect our business.
As we have ventures in a large number of geographic areas, we must comply with an extensive range of requirements that regulate and supervise the licensing, construction and operation of our telecommunications networks and services. In particular, there are agencies which regulate and supervise the allocation of frequency spectrum and which monitor and enforce regulation and competition laws, which apply to the mobile telecommunications industry. Decisions by regulators regarding the granting, amendment or renewal of licences, to us or to third parties, could adversely affect our future operations in these geographic areas. In addition, other changes in the regulatory environment concerning the use of mobile phones may lead to a reduction in the usage of mobile phones or otherwise adversely affect us. Additionally, decisions by regulators and new legislation, such as those relating to international roaming charges and call termination rates, could affect the pricing for, or adversely affect the revenue from, the services we offer. Further details on the regulatory framework in certain countries and regions in which we operate, and on regulatory proceedings, can be found in “Regulation” on page 133.
Increased competition may reduce our market share and revenue.
We face intensifying competition and our ability to compete effectively will depend on, among other things, our network quality, capacity and coverage, pricing of services and equipment, quality of customer service, development of new and enhanced products and services in response to customer demands and changing technology, reach and quality of sales and distribution channels and capital resources. Competition could lead to a reduction in the rate at which we add new customers, a decrease in the size of our market share and a decline in our ARPU as customers choose to receive telecommunications services or other competing services from other providers. Examples include but are not limited to competition from internet based services and MVNOs.
The focus of competition in many of our markets continues to shift from customer acquisition to customer retention as the market for mobile telecommunications has become increasingly penetrated. Customer deactivations are measured by our churn rate. There can be no assurance that we will not experience increases in churn rates, particularly as competition intensifies. An increase in churn rates could adversely affect profitability because we would experience lower revenue and additional selling costs to replace customers or recapture lost revenue.
Increased competition has also led to declines in the prices we charge for our mobile services and is expected to lead to further price declines in the future. Competition could also lead to an increase in the level at which we must provide subsidies for handsets. Additionally, we could face increased competition should there be an award of additional licences in jurisdictions in which a member of our Group already has a licence.
Delays in the development of handsets and network compatibility and components may hinder the deployment of new technologies.
Our operations depend in part upon the successful deployment of continuously evolving telecommunications technologies. We use technologies from a number of vendors and make significant capital expenditure in connection with the deployment of such technologies. There can be no assurance that common standards and specifications will be achieved, that there will be inter-operability across Group and other networks, that technologies will be developed according to anticipated schedules, that they will perform according to expectations or that they will achieve commercial acceptance. The introduction of software and other network components may also be delayed. The failure of vendor performance or technology performance to meet our expectations or the failure of a technology to achieve commercial acceptance could result in additional capital expenditure by us or a reduction in our profitability.
We may experience a decline in revenue or profitability notwithstanding our efforts to increase revenue from the introduction of new services.
As part of our strategy we will continue to offer new services to our existing customers and seek to increase non-voice service revenue as a percentage of total service revenue. However we may not be able to introduce these new services commercially or may experience significant delays due to problems such as the availability of new mobile handsets, higher than anticipated prices of new handsets or availability of new content services. In addition, even if these services are introduced in accordance with expected time schedules, there is no assurance that revenue from such services will increase ARPU or maintain profit margins.
Expected benefits from our cost reduction initiatives may not be realised.
We have entered into several cost reduction initiatives principally relating to network sharing, the outsourcing of IT application, development and maintenance, data centre consolidation, supply chain management and a business transformation programme to implement a single, integrated operating model using one ERP system. However there is no assurance that the full extent of the anticipated benefits will be realised in the timeline envisaged.
Changes in assumptions underlying the carrying value of certain Group assets could result in impairment.
We complete a review of the carrying value of Group assets annually, or more frequently where the circumstances require, to assess whether those carrying values can be supported by the net present value of future cash flows derived from such assets. This review examines the continued appropriateness of the assumptions in respect of highly uncertain matters upon which the valuations supporting carrying values of certain Group assets are based. This includes an assessment of discount rates and long-term growth rates, future technological developments and timing and quantum of future capital expenditure as well as several factors which may affect revenue and profitability identified within the other risk factors in this section such

38  Vodafone Group Plc Annual Report 2010

Performance

as intensifying competition, pricing pressures, regulatory changes and the timing for introducing new products or services. Discount rates are in part derived from yields on government bonds, the level of which may change substantially period to period and which may be affected by political, economic and legal developments which are beyond our control. Due to our substantial carrying value of goodwill under International Financial Reporting Standards, the revision of any of these assumptions to reflect current or anticipated changes in operations or the financial condition of the Group could lead to an impairment in the carrying value of certain Group assets. While impairment does not impact reported cash flows, it does result in a non-cash charge in the consolidated income statement and thus no assurance can be given that any future impairments would not affect our reported distributable reserves and therefore our ability to make distributions to our shareholders or repurchase our shares. See “Critical accounting estimates” on page 71 and note 10 to the consolidated financial statements.
Our global footprint may present exposure to unpredictable economic, political, regulatory and legal risks.
Political, regulatory, economic and legal systems in emerging markets may be less predictable than in countries with more developed institutional structures. Since we operate in and are exposed to emerging markets, the value of our investments in these markets may be adversely affected by political, regulatory, economic and legal developments which are beyond our control and anticipated benefits resulting from acquisitions and other investments we have made in these markets may not be achieved in the time expected or at all.
Our strategic objectives may be impeded by the fact that we do not have a controlling interest in some of our ventures.
Some of our interests in mobile licences are held through entities in which we are a significant but not a controlling owner. Under the governing documents for some of these partnerships and corporations, certain key matters such as the approval of business plans and decisions as to the timing and amount of cash distributions require the consent of our partners. In others these matters may be approved without our consent. We may enter into similar arrangements as we participate in ventures formed to pursue additional opportunities. Although we have not been materially constrained by the nature of our mobile ownership interests, no assurance can be given that our partners will not exercise their power of veto or their controlling influence in any of our ventures in a way that will hinder our corporate objectives and reduce any anticipated cost savings or revenue enhancement resulting from these ventures.
Expected benefits from investment in networks, licences and new technology may not be realised.
We have made substantial investments in the acquisition of licences and in our mobile networks, including the roll out of 3G networks. We expect to continue to make significant investments in our mobile networks due to increased usage and the need to offer new services and greater functionality afforded by new or evolving telecommunications technologies. Accordingly, the rate of our capital expenditures in future years could remain high or exceed that which we have experienced to date.
There can be no assurance that the introduction of new services will proceed according to anticipated schedules or that the level of demand for new services will justify the cost of setting up and providing new services. Failure or a delay in the completion of networks and the launch of new services, or increases in the associated costs, could have a material adverse effect on our operations.
Our business and our ability to retain customers and attract new customers may be impaired by actual or perceived health risks associated with the transmission of radio waves from mobile telephones, transmitters and associated equipment.
Concerns have been expressed in some countries where we operate that the electromagnetic signals emitted by mobile telephone handsets and base stations may pose health risks at exposure levels below existing guideline levels and may interfere with the operation of electronic equipment. In addition, as described under the heading “Legal proceedings” in note 29 to the consolidated financial statements, several mobile industry participants including Verizon Wireless and ourselves have had lawsuits filed against us alleging various health consequences as a result of mobile phone usage including brain cancer. While we are not aware that such health risks have been substantiated, there can be no assurance that the actual or perceived risks associated with radio wave transmission will not impair our ability to retain customers and attract new customers, reduce mobile telecommunications usage or result in further litigation. In such event, because of our strategic focus on mobile telecommunications, our business and results of operations may be more adversely affected than those of other companies in the telecommunications sector.
Our business would be adversely affected by the non-supply of equipment and support services by a major supplier.
Companies within the Group source network infrastructure and other equipment, as well as network-related and other significant support services, from third party suppliers. The withdrawal or removal from the market of one or more of these major third party suppliers could adversely affect our operations and could require us to make additional capital or operational expenditures.

Vodafone Group Plc Annual Report 2010  39

Financial position and resources

Consolidated statement of financial position

	2010	2009
	£m	£m

Non-current assets
Intangible assets	74,258	74,938
Property, plant and equipment	20,642	19,250
Investments in associates	36,377	34,715
Other non-current assets	11,489	10,767

	142,766	139,670
Current assets	14,219	13,029

Total assets	156,985	152,699

Total equity shareholders’ funds	90,381	86,162
Total non-controlling interests	429	(1,385)

Total equity	90,810	84,777

Liabilities
Borrowings
Long-term	28,632	31,749
Short-term	11,163	9,624
Taxation liabilities
Deferred tax liabilities	7,377	6,642
Current taxation liabilities	2,874	4,552
Other non-current liabilities	1,550	1,584
Other current liabilities	14,579	13,771

Total liabilities	66,175	67,922

Total equity and liabilities	156,985	152,699

Assets
Intangible assets
At 31 March 2010 our intangible assets were £74.3 billion with goodwill comprising the largest element at £51.8 billion (2009: £54.0 billion). The increase in intangible assets resulting from the acquisition of Vodacom and the £1.5 billion of additions was offset by amortisation of £3.5 billion and net impairment losses of £2.1 billion.
Property, plant and equipment
Property, plant and equipment increased from £19.3 billion at 31 March 2009 to £20.6 billion at 31 March 2010 predominantly as a result of £5.0 billion of additions and £1.6 billion in relation to acquisitions which more than offset the £4.5 billion of depreciation charges.
Investments in associates
Investments in associates increased from £34.7 billion at 31 March 2009 to £36.4 billion at 31 March 2010 mainly as a result of our share of the results of associates, after deductions of interest, tax and non-controlling interest which contributed £4.7 billion to the increase, mainly arising from our investment in Verizon Wireless, and was partially offset by £1.4 billion of dividends received and unfavourable foreign exchange movements of £1.1 billion.
Other non-current assets
Other non-current assets mainly relate to other investments which totalled £7.6 billion at 31 March 2010 compared to £7.1 billion at 31 March 2009. The increase was primarily as a result of an increase in the listed share price of China Mobile.
Current assets
Current assets increased to £14.2 billion at 31 March 2010 from £13.0 billion at 31 March 2009.
Total equity and liabilities
Total equity shareholders’ funds
Total equity shareholders’ funds increased from £86.2 billion at 31 March 2009 to £90.4 billion at 31 March 2010. The increase comprises primarily the profit for the year of £8.6 billion less equity dividends of £4.1 billion.
Borrowings
Long-term borrowings and short-term borrowings decreased to £39.8 billion at 31 March 2010 from £41.4 billion at 31 March 2009 mainly as a result of foreign exchange movements and bond repayments during the year.
Taxation liabilities
Current tax liabilities decreased from £4.6 billion at 31 March 2009 to £2.9 billion at 31 March 2010 mainly as a result of the agreement of the German tax loss claim. The deferred tax liability increased from £6.6 billion at 31 March 2009 to £7.4 billion at 31 March 2010 mainly due to deferred tax arising on the acquisition of Vodacom.
Other current liabilities
The increase in other current liabilities from £13.8 billion at 31 March 2009 to £14.6 billion at 31 March 2010 was primarily due to foreign exchange differences arising on translation of liabilities in foreign subsidiaries and joint ventures. Trade payables at 31 March 2010 were equivalent to 31 days (2009: 38 days) outstanding, calculated by reference to the amount owed to suppliers as a proportion of the amounts invoiced by suppliers during the year.
Contractual obligations and contingencies
A summary of our principal contractual financial obligations is shown below. Further details on the items included can be found in the notes to the consolidated financial statements. Details of the Group’s contingent liabilities are included in note 29 to the consolidated financial statements.

	Payments due by period £m
			1-3	3-5
Contractual obligations(1)	Total	<1 year	years	years	>5 years

Borrowings(2)	47,527	12,198	7,858	9,443	18,028
Operating lease commitments(3)	6,243	1,200	1,682	1,126	2,235
Capital commitments(3)(4)	2,019	1,862	126	31	—
Purchase commitments	3,372	2,216	724	189	243

Total contractual cash obligations(1)	59,161	17,476	10,390	10,789	20,506

Notes:

(1)	The above table of contractual obligations excludes commitments in respect of options over interests in Group businesses held by non-controlling shareholders (see “Option agreements and similar arrangements”) and obligations to pay dividends to non-controlling shareholders (see “Dividends from associates and to non-controlling shareholders”). The table excludes current and deferred tax liabilities and obligations under post employment benefit schemes, details of which are provided in notes 6 and 23 to the consolidated financial statements respectively.

(2)	See note 22 to the consolidated financial statements.

(3)	See note 28 to the consolidated financial statements.

(4)	Primarily related to network infrastructure.
Equity dividends
The table below sets out the amounts of interim, final and total cash dividends paid or, in the case of the final dividend for the 2010 financial year, proposed, in respect of each financial year.

	Pence per ordinary share
Year ended 31 March	Interim	Final		Total

2006	2.20	3.87		6.07
2007	2.35	4.41		6.76
2008	2.49	5.02		7.51
2009	2.57	5.20		7.77
2010	2.66	5.65	(1)	8.31

Note:

(1)	The final dividend for the year ended 31 March 2010 was proposed on 18 May 2010 and is payable on 6 August 2010 to holders on record as of 4 June 2010. For american depositary share (‘ADS’) holders the dividend will be payable in US dollars under the terms of the ADS depositary agreement. Dividend payments on ordinary shares will be paid by direct credit into a nominated bank or building society account or, alternatively, into the Company’s dividend reinvestment plan. The Company no longer pays dividends in respect of ordinary shares by cheque.

40  Vodafone Group Plc Annual Report 2010

Performance

We provide returns to shareholders through dividends and have historically paid dividends semi-annually, with a regular interim dividend in respect of the first six months of the financial year payable in February and a final dividend payable in August. The directors expect that we will continue to pay dividends semi-annually.
In November 2009 the directors announced an interim dividend of 2.66 pence per share representing a 3.5% increase over last year’s interim dividend. The directors are proposing a final dividend of 5.65 pence per share representing an 8.7% increase over last year’s final dividend. Total dividends for the year increased by 7% to 8.31 pence per share.
The directors intend that dividend per share growth will be at least 7% per annum for the next three financial years ending on 31 March 2013 assuming no material adverse foreign exchange movements. We expect that total dividends per share will therefore be no less than 10.18p for the 2013 financial year. See page 37 for the assumptions underlying this expectation.
Liquidity and capital resources
The major sources of Group liquidity for the 2010 and 2009 financial years were cash generated from operations, dividends from associates and borrowings through short-term and long-term issuances in the capital markets. We do not use non-consolidated special purpose entities as a source of liquidity or for other financing purposes.
Our key sources of liquidity for the foreseeable future are likely to be cash generated from operations and borrowings through long-term and short-term issuances in the capital markets as well as committed bank facilities.
Our liquidity and working capital may be affected by a material decrease in cash flow due to factors such as reduced operating cash flow resulting from further possible business disposals, increased competition, litigation, timing of tax payments and the resolution of outstanding tax issues, regulatory rulings, delays in the development of new services and networks, licence and spectrum payments, inability to receive expected revenue from the introduction of new services, reduced dividends from associates and investments or increased dividend payments to non-controlling shareholders. Please see the section titled “Principal risk factors and uncertainties” on pages 38 and 39. In particular, we continue to expect significant cash payments and associated interest payments in relation to long standing tax issues.
We are also party to a number of agreements that may result in a cash outflow in future periods. These agreements are discussed further in “Option agreements and similar arrangements” at the end of this section.
Wherever possible, surplus funds in the Group (except in Albania, Egypt, India and Vodacom) are transferred to the centralised treasury department through repayment of borrowings, deposits, investments, share purchases and dividends. These are then loaned internally or contributed as equity to fund our operations, used to retire external debt, invested externally or used to pay dividends.
Cash flows
Free cash flow increased by 26.5% to £7,241 million due to increased cash generated by operations, dividends received and lower taxation payments partially offset by higher interest payments. The Group invested £989 million in licences and spectrum including £223 million in respect of Turkey and £549 million in respect of Qatar, the latter of which was funded through the initial public offering in Qatar discussed on page 42.
Cash generated by operations increased by 4.8% to £15,337 million primarily driven by foreign exchange and working capital improvements. Cash capital expenditure decreased by £247 million primarily due to lower expenditure in India partially offset by higher reported spend in South Africa following the change from proportionate to full consolidation of Vodacom during the year. Capital intensity in Europe and Common Functions was 11.3%.
Payments for taxation decreased by £148 million primarily due to the one-time benefit of additional tax deductions in Italy offset by increased tax payments in the US and the impact of the full consolidation of Vodacom.
Dividends received from associates and investments increased by 108.9% to £1,577 million primarily due to the timing of the Verizon Wireless dividend, US$250 million of which had been deferred from 2009 financial year, and the increase in the dividend agreed at the time of the Alltel acquisition.
Net interest payments increased by 20.4% to £1,406 million primarily due to higher average net debt and a proportionate increase in the amount of ZAR and INR denominated debt and an increase in cash payments relating to interest on the settlement of outstanding tax issues. The interest payments resulting from the 13.4% increase in average net debt at month end accounting dates and the change in our currency mix of net debt towards ZAR and INR denominated debt was partially offset by a reduction in underlying interest rates given our preference for floating rate borrowing.

	2010	2009
	£m	£m	%

Cash generated by operations	15,337	14,634	4.8

Cash capital expenditure(1)	(5,986)	(6,233)
Disposal of intangible assets and property plant and equipment	48	317

Operating free cash flow	9,399	8,718	7.8

Taxation	(2,273)	(2,421)
Dividends from associates and investments(2)	1,577	755
Dividends paid to non-controlling shareholders in subsidiaries	(56)	(162)
Net interest paid	(1,406)	(1,168)

Free cash flow	7,241	5,722	26.5

Acquisitions and disposals(3)	(2,683)	(1,450)
Licence and spectrum payments	(989)	(735)
Amounts received from non-controlling shareholders(4)	613	618
Equity dividends paid	(4,139)	(4,013)
Purchase of treasury shares	—	(963)
Foreign exchange and other	864	(8,255)

Net debt decrease/(increase)	907	(9,076)
Opening net debt	(34,223)	(25,147)

Closing net debt	(33,316)	(34,223)	(2.7)

Notes:

(1)	Cash paid for purchase of intangible assets, other than licence and spectrum payments, and property, plant and equipment.

(2)	Year ended 31 March 2010 includes £389 million (2009:£303 million) from our interest in SFR and £1,034 million (2009: £333 million) from our interest in Verizon Wireless.

(3)	Year ended 31 March 2010 includes net cash and cash equivalents paid of £1,777 million (2009: £1,360 million) and assumed debt of £906 million (2009: £78 million). The year ended 31 March 2009 also includes a £12 million increase in net debt in relation to the change in consolidation status of Safaricom from a joint venture to an associate.

(4)	Year ended 31 March 2010 includes £613 million (2009: £591 million) in relation to Qatar.
Dividends from associates and to non-controlling shareholders
Dividends from our associates are generally paid at the discretion of the Board of directors or shareholders of the individual operating and holding companies and we have no rights to receive dividends except where specified within certain of the Group’s shareholders’ agreements such as with SFR, our associate in France. Similarly, we do not have existing obligations under shareholders’ agreements to pay dividends to non-controlling interest partners of our subsidiaries or joint ventures, except as specified below. Included in the dividends received from associates and investments is an amount of £1,034 million (2009: £333 million) received from Verizon Wireless. Until April 2005 Verizon Wireless’ distributions were determined by the terms of the partnership agreement distribution policy and comprised income distributions and tax distributions. Since April 2005 tax distributions have continued. Current projections forecast that tax distributions will not be sufficient to cover the US tax liabilities arising from our partnership interest in Verizon Wireless until 2015. However the tax distributions are expected to be sufficient to cover the net tax liabilities of the Group’s US holding company.
Following the announcement of Verizon Wireless’ acquisition of Alltel, certain additional tax distributions were agreed. Under the terms of the partnership agreement the Verizon Wireless board has no obligation to effect additional

Vodafone Group Plc Annual Report 2010  41

Financial position and resources continued

distributions above the level of the tax distributions. However the Verizon Wireless board has agreed that it will review distributions from Verizon Wireless on an annual basis. When considering whether distributions will be made each year, the Verizon Wireless board will take into account its debt position, the relationship between debt levels and maturities and overall market conditions in the context of the five year business plan. It is expected that Verizon Wireless’ free cash flow will be deployed in servicing and reducing debt in the near term. The 2010 financial year benefited from a US$250 million gross tax distribution deferred from the 2009 financial year to April 2009.
During the year ended 31 March 2010 cash dividends totalling £389 million (2009: £303 million) were received from SFR. Following SFR’s purchase of Neuf Cegetel it was agreed that SFR would partially fund debt repayments by a reduction in dividends between 2009 and 2011 inclusive.
Verizon Communications Inc. has an indirect 23.1% shareholding in Vodafone Italy and under the shareholders’ agreement the shareholders have agreed to take steps to cause Vodafone Italy to pay dividends at least annually, provided that such dividends will not impair the financial condition or prospects of Vodafone Italy including, without limitation, its credit standing. During the 2010 financial year Vodafone Italy paid dividends net of withholding tax totalling 626 million to Verizon Communications Inc.
The Vodafone Essar shareholders’ agreement provides for the payment of dividends to non-controlling partners under certain circumstances but not before May 2011.
Given Vodacom’s strong financial position and cash flow generation, the Vodacom board has decided to increase its dividend payout ratio from 40% to approximately 60% of headline earnings for the year ended March 2011.
Acquisitions
We invested a net £1,777(1) million in acquisition activities during the year ended 31 March 2010. An analysis of the significant transactions in the 2010 financial year including changes to our effective shareholding is shown in the table below. Further details of the acquisitions are provided in note 26 to the consolidated financial statements.

£m

Vodacom (15%)	1,577
Other net acquisitions and disposals, including investments	200

Total	1,777

Note:

(1)	Amounts are shown net of cash and cash equivalents acquired or disposed.
On 20 April 2009 we acquired an additional 15.0% stake in Vodacom for cash consideration of ZAR 20.6 billion (£1.6 billion). On 18 May 2009 Vodacom became a subsidiary following the listing of its shares on the Johannesburg Stock Exchange and concurrent termination of the shareholder agreement with Telkom SA Limited, the seller and previous joint venture partner. During the period from 20 April 2009 to 18 May 2009 the Group continued to account for Vodacom as a joint venture, proportionately consolidating 65% of the results of Vodacom.
On 10 May 2009 Vodafone Qatar completed a public offering of 40.0% of its authorised share capital raising QAR3.4 billion (£0.6 billion). The shares were listed on the Qatar Exchange on 22 July 2009. Qatar launched full services on its network on 7 July 2009.
On 9 June 2009 Vodafone Australia completed its merger with Hutchison 3G Australia to form a 50:50 joint venture, Vodafone Hutchison Australia Pty Limited, which, in due course, will market its products and services solely under the Vodafone brand. To equalise the value difference between the respective businesses Vodafone will receive a deferred payment of AUS$500 million which is expected to be received in the 2011 financial year. The combined business is proportionately consolidated as a joint venture.
In December 2009 we acquired a 49% interest in each of two companies that hold indirect equity interests in Vodafone Essar Limited following the partial exercise of options which are described under “Option agreements and similar arrangements” on page 44. As a result we increased our aggregate direct and indirect equity interest in Vodafone Essar Limited from 51.58% to 57.59%.
Treasury shares
The Companies Act 2006 permits companies to purchase their own shares out of distributable reserves and to hold shares in treasury. While held in treasury, no voting rights or pre-emption rights accrue and no dividends are paid in respect of treasury shares. Treasury shares may be sold for cash, transferred (in certain circumstances) for the purposes of an employee share scheme or cancelled. If treasury shares are sold, such sales are deemed to be a new issue of shares and will accordingly count towards the 5% of share capital which the Company is permitted to issue on a non pre-emptive basis in any one year as approved by its shareholders at the AGM. The proceeds of any sale of treasury shares up to the amount of the original purchase price, calculated on a weighted average price method, is attributed to distributable profits which would not occur in the case of the sale of non-treasury shares. Any excess above the original purchase price must be transferred to the share premium account. The Company did not repurchase any of its own shares between 1 April 2009 and 31 March 2010.
Shares purchased are held in treasury in accordance with sections 724 to 732 of the Companies Act 2006. The movement in treasury shares during the 2010 financial year is shown below:

	Number
	Million	£m

1 April 2009	5,322	8,036
Reissue of shares	(149)	(189)
Other	(27)	(37)

31 March 2010	5,146	7,810

Funding
We have maintained a robust liquidity position throughout the year thereby enabling us to service shareholder returns, debt and expansion through capital investment. This position has been achieved through continued delivery of strong operating cash flows, the impact of the working capital reduction programme, issuances on short-term and long-term debt markets and non-recourse borrowing assumed in respect of the emerging market business. It has not been necessary for us to draw down on our committed bank facilities during the year.
Net debt
Our consolidated net debt position at 31 March was as follows:

	2010	2009
	£m	£m

Cash and cash equivalents(1)	4,423	4,878

Short-term borrowings:
Bonds	(1,174)	(5,025)
Commercial paper(2)	(2,563)	(2,659)
Put options over non-controlling interests	(3,274)	—
Bank loans	(3,460)	(893)
Other short-term borrowings(1)	(692)	(1,047)

	(11,163)	(9,624)

Long-term borrowings:
Put options over non-controlling interests	(131)	(3,606)
Bonds, loans and other long-term borrowings	(28,501)	(28,143)

	(28,632)	(31,749)

Other financial instruments(3)	2,056	2,272

Net debt	(33,316)	(34,223)

Notes:

(1)	At 31 March 2010 the amount includes £604 million (2009: £691 million) in relation to collateral support agreements.

(2)	At 31 March 2010 US$245 million was drawn under the US commercial paper programme and amounts of €2,491 million, £161 million and US$33 million were drawn under the euro commercial paper programme.

(3)	Comprises i) mark-to-market adjustments on derivative financial instruments which are included as a component of trade and other receivables (2010: £2,128 million; 2009: £2,707 million) and trade and other payables (2010: £460 million; 2009: £435 million) and ii) short-term investments in index linked government bonds included as a component of other investments (2010: £388 million; 2009: £nil). These government bonds have less than six years to maturity, can be readily converted into cash via the repurchase market and are held on an effective floating rate basis.

42  Vodafone Group Plc Annual Report 2010

Performance

At 31 March 2010 we had £4,423 million of cash and cash equivalents which are held in accordance with our treasury policy.
We hold cash and liquid investments in accordance with the counterparty and settlement risk limits of the Board approved treasury policy. The main forms of liquid investments at 31 March 2010 were money market funds, commercial paper and bank deposits.
Net debt decreased by £907 million to £33,316 million primarily due to the impact of foreign exchange rate movements which decreased net debt by £1,038 million. The £7,241 million free cash flow generated during the year was primarily used to fund £4,139 million of dividend payments to shareholders, the additional stake in Vodacom purchased during the year as well spectrum purchases in Turkey, Egypt and Italy. Net debt represented 41.6% of our market capitalisation at 31 March 2010 compared with 53.1% at 31 March 2009. Average net debt at month end accounting dates over the 12 month period ended 31 March 2010 was £32,280 million and ranged between £30,363 million and £34,001 million during the year.
The cash received from collateral support agreements mainly reflects the value of our interest rate swap portfolio which is substantially net present value positive. See note 21 to the consolidated financial statements for further details on these agreements.
Credit ratings
Consistent with the development of our strategy we target, on average, a low single A long-term credit rating. As of 17 May 2010 the credit ratings were as follows:

Rating agency	Rating date	Type of debt	Rating	Outlook

Standard & Poor’s	30 May 2006 30 May 2006	Short-term Long-term	A-2 A-	Negative

Moody’s	30 May 2006 16 May 2007	Short-term Long-term	P-2 Baa1	Stable

Fitch Ratings	30 May 2006 30 May 2006	Short-term Long-term	F2 A-	Negative

Our credit ratings enable us to have access to a wide range of debt finance including commercial paper, bonds and committed bank facilities. Credit ratings are not a recommendation to purchase, hold or sell securities in as much as ratings do not comment on market price or suitability for a particular investor and are subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently.
Commercial paper programmes
We currently have US and euro commercial paper programmes of US$15 billion and £5 billion respectively which are available to be used to meet short-term liquidity requirements. At 31 March 2010 amounts external to the Group of €2,491 million (£2,219 million), £161 million and US$33 million (£22 million) were drawn under the euro commercial paper programme and US$245 million (£161 million) was drawn down under the US commercial paper programme, with such funds being provided by counterparties external to the Group. At 31 March 2009 US$1,412 million (£987 million) was drawn under the US commercial paper programme and €1,340 million (£1,239 million), £357 million and US$108 million (£76 million) was drawn under the euro commercial paper programme. The commercial paper facilities were supported by US$9.1 billion (£6.4 billion) of committed bank facilities (see “Committed facilities”), comprised of a US$4.1 billion revolving credit facility that matures on 28 July 2011 and a US$5 billion revolving credit facility that matures on 22 June 2012. At 31 March 2010 and 31 March 2009 no amounts had been drawn under either bank facility.
Bonds
We have a €30 billion euro medium-term note programme and a US shelf programme which are used to meet medium to long-term funding requirements. At 31 March 2010 the total amounts in issue under these programmes split by currency were US$13.2 billion, £2.6 billion, €11.8 billion and £0.2 billion sterling equivalent of other currencies.
In the year ended 31 March 2010 bonds with a nominal value equivalent of £3.9 billion at the relevant 31 March 2010 exchange rates were issued under the US shelf and the euro medium-term note programme. The bonds issued during the year were:

		Nominal		Sterling
		amount		equivalent
Date of bond issue	Maturity of bond	Million		Million

April 2009	November 2012		€250	229
June 2009	December 2017		£600	600
June 2009	June 2014	US	$1,250	780
June 2009	June 2019	US	$1,250	780
November 2009	November 2015	US$500		329
January 2010	January 2022		€1,250	1,113

At 31 March 2010 we had bonds outstanding with a nominal value of £21,963 million (2009: £23,754 million).
Committed facilities
The following table summarises the committed bank facilities available to us at 31 March 2010.

Committed bank facilities	Amounts drawn

29 July 2008
US$4.1 billion revolving credit facility, maturing 28 July 2011	No drawings have been made against this facility. The facility supports our commercial paper programmes and may be used for general corporate purposes including acquisitions.

24 June 2005
US$5 billion revolving credit facility, maturing 22 June 2012	No drawings have been made against this facility. The facility supports our commercial paper programmes and may be used for general corporate purposes including acquisitions.

21 December 2005
¥258.5 billion term credit facility, maturing 16 March 2011, entered into by Vodafone Finance K.K. and guaranteed by the Company	The facility was drawn down in full on 21 December 2005. The facility is available for general corporate purposes, although amounts drawn must be on-lent to the Company.

16 November 2006
€0.4 billion loan facility, maturing 14 February 2014	The facility was drawn down in full on 14 February 2007. The facility is available for financing capital expenditure in our Turkish operating company.

28 July 2008
€0.4 billion loan facility, maturing 12 August 2015	The facility was drawn down in full on 12 August 2008. The facility is available for financing the roll out of converged fixed mobile broadband telecommunications.

14 September 2009
€0.4 billion loan facility, available for 18 months, repayment is the seventh year anniversary of the first advance drawn within the availability period ending March 2011	No drawings have been made against this facility. The facility is available for financing capital expenditure in our German operations.

29 September 2009
US$0.7 billion export credit agency loan facility, maturing 16 September 2018	No drawings have been made against this facility. The facility is available for financing eligible Swedish goods and services.

Vodafone Group Plc Annual Report 2010  43

Financial position and resources continued

Under the terms and conditions of the US$9.1 billion committed bank facilities lenders have the right, but not the obligation, to cancel their commitments and have outstanding advances repaid no sooner than 30 days after notification of a change of control. This is in addition to the rights of lenders to cancel their commitment if we commit an event of default; however it should be noted that a material adverse change clause does not apply.
The facility agreements provide for certain structural changes that do not affect the obligations to be specifically excluded from the definition of a change of control.
Substantially the same terms and conditions apply in the case of Vodafone Finance K.K.’s ¥258.5 billion term credit facility although the change of control provision is applicable to any guarantor of borrowings under the term credit facility. Additionally, the facility agreement requires Vodafone Finance K.K. to maintain a positive tangible net worth at the end of each financial year. As of 31 March 2010 the Company was the sole guarantor.
The terms and conditions of the €0.4 billion loan facility maturing on 14 February 2014 are similar to those of the US$9.1 billion committed bank facilities with the addition that, should our Turkish operating company spend less than the equivalent of €0.8 billion on capital expenditure, we will be required to repay the drawn amount of the facility that exceeds 50% of the capital expenditure.
The terms and conditions of the €0.4 billion loan facility maturing 12 August 2015 are similar to those of the US$9.1 billion committed bank facilities with the addition that, should our Italian operating company spend less than the equivalent of €1.5 billion on capital expenditure, we will be required to repay the drawn amount of the facility that exceeds 18% of the capital expenditure.
The loan facility agreed on 15 September 2009 provides up to €0.4 billion of seven year term finance for the Group’s virtual digital subscriber line (‘VDSL’) project in Germany. The facility is available for drawing up until 15 March 2011. The terms and conditions are similar to those of the US$9.1 billion committed bank facilities with the addition that should the Group’s German operating company spend less than the equivalent of €0.8 billion on VDSL related capital expenditure, the Group will be required to repay the drawn amount of the facility that exceeds 50% of the VDSL capital expenditure.
The Group entered into an export credit agency loan agreement on 29 September 2009 for US$0.7 billion. The terms and conditions of the facility are similar to those of the US$9.1 billion committed bank facilities with the addition that the Company is permitted to draw down under the facility based on the eligible spend with Ericsson up until the final drawdown date of 30 June 2011. Quarterly repayments of any drawn balance commence on 30 June 2010 with a final maturity date of 16 September 2018.
Furthermore, certain of our subsidiaries are funded by external facilities which are non-recourse to any member of the Group other than the borrower due to the level of country risk involved. These facilities may only be used to fund their operations. At 31 March 2010 Vodafone India had facilities of INR 257 billion (£3.8 billion) of which INR 169 billion (£2.5 billion) is drawn. Vodafone Egypt has a partly drawn EGP 1 billion (£120 million) syndicated bank facility of EGP 4.0 billion (£478 million) that matures in March 2014 and Vodacom had fully drawn facilities of ZAR 10.8 billion (£1 billion), US$103 million (£68 million) and TZS 54 billion (£26 million).
In aggregate we have committed facilities of approximately £15,057 million, of which £8,457 million was undrawn and £6,601 million was drawn at 31 March 2010.
We believe that we have sufficient funding for our expected working capital requirements for at least the next 12 months. Further details regarding the maturity, currency and interest rates of the Group’s gross borrowings at 31 March 2010 are included in note 22 to the consolidated financial statements.
Financial assets and liabilities
Analyses of financial assets and liabilities including the maturity profile of debt, currency and interest rate structure are included in notes 18 and 22 to the consolidated financial statements. Details of our treasury management and policies are included within note 21 to the consolidated financial statements.
Option agreements and similar arrangements
Potential cash outflows
In respect of our interest in the Verizon Wireless partnership, an option granted to Price Communications, Inc. by Verizon Communications Inc. was exercised on 15 August 2006. Under the option agreement Price Communications, Inc. exchanged its preferred limited partnership interest in Verizon Wireless of the East LP for 29.5 million shares of common stock in Verizon Communications Inc. Verizon Communications Inc. has the right, but not the obligation, to contribute the preferred interest to the Verizon Wireless partnership diluting our interest. However we also have the right to contribute further capital to the Verizon Wireless partnership in order to maintain our percentage partnership interest. Such amount, if contributed, would be US$0.8 billion.
Our aggregate direct and indirect interest in Vodafone Essar Limited, our Indian operating company, is 57.59% at 31 March 2010. We have call options to acquire shareholdings in three companies which indirectly own a further 9.39% interest in Vodafone Essar Limited. The shareholders of these companies also have put options which, if exercised, would require us to purchase the remaining shares in the respective company. If these options were exercised, which can only be done in accordance with Indian law prevailing at the time of exercise, we would have a direct and indirect interest of 66.98% in Vodafone Essar Limited.
We also granted put options exercisable between 8 May 2010 and 8 May 2011 to members of the Essar group of companies that, if exercised, would allow the Essar group to sell its 33% shareholding in Vodafone Essar Limited for US$5 billion or to sell up to US$5 billion worth of Vodafone Essar Limited shares at an independently appraised fair market value.
Off-balance sheet arrangements
We do not have any material off-balance sheet arrangements as defined in item 5.E.2. of the SEC’s Form 20-F. Please refer to notes 28 and 29 to the consolidated financial statements for a discussion of our commitments and contingent liabilities.
Quantitative and qualitative disclosures about market risk
A discussion of our financial risk management objectives and policies and the exposure of the Group to liquidity, market and credit risk is included within note 21 to the consolidated financial statements.

44  Vodafone Group Plc Annual Report 2010

Corporate responsibility	Performance
Our approach to Corporate Responsibility (‘CR’) is to engage with stakeholders to understand their expectations on the issues most important to them and respond with appropriate targets, programmes and reports on progress. We understand that responsible behaviour is key to building and maintaining trust in our brand.
More detail on CR performance for the year ended 31 March 2010 will be available in our 2010 sustainability report and at www.vodafone.com/responsibility.

During the year our 2009 CR report won the Corporate Register Reporting Award for the best report. We are included in the FTSE4Good and Dow Jones Sustainability Index and rated first in the Tomorrow’s Value Rating of the sustainability performance of the telecommunications sector.
Strategy
There is increasing interest in how businesses are addressing the challenges of sustainability. Our licences to operate are granted by governments that seek evidence of responsible business practices. Our research shows that consumers are becoming more concerned about sustainability. Ethical investors and non-government organisations remain focused on issues, such as supply chain standards and privacy, and our corporate customers seek information on our performance through questionnaires and meetings.
CR is relevant across all aspects of our activities and therefore we seek integration into all key business processes. The CR strategy focuses on CR issues material to the Group and has the following main strands:
•	to capture the potential of mobile communications to bring socio-economic value in both emerging economies and developed markets through broadening access to communications to all sections of society;

•	to deliver against stakeholder expectations on the key areas of climate change, a safe and responsible internet experience and sustainable products and services; and

•	to ensure our business practices are implemented responsibly, underpinned by our business principles.
Key CR strategic objectives
Core initiative:
Access to communications

Safe and responsible internet experience	Climate change	Sustainable products and services

Supported by responsible business practices

Underpinned by values, principles and behaviours
CR governance
Our main focus is on implementing our CR programme across local operating companies. For the purposes of this section of the annual report “operating companies” refers to the Group’s operating subsidiaries and the Group’s joint venture in Italy. Vodacom, Ghana and Qatar are currently not consolidated in our CR reporting system but we intend to include them in reporting for the 2011 financial year. We recognise that we also have influence with joint ventures, associates, investments, partner markets and outsourcing partners.
Our approach to CR is underpinned by our business principles which cover, amongst other things, the environment, employees, individual conduct, community and society. During the year the business principles were reviewed and updated. We have also created a code of conduct which provides a practical guide for employees in relation to how to comply with the business principles. The new business principles and the Vodafone code of conduct will be communicated during the 2011 financial year.
The Executive Committee receives a formal update on CR twice a year and the Board continues to receive an annual presentation on CR. A CR management structure is established in each local operating company and CR performance is closely monitored and reported at most local operating company boards on a regular basis. CR is also integrated into our risk management processes, such as the formal annual confirmation provided by each local operating company detailing the operation of their controls system.
These processes are supported by stakeholder engagement which helps us to ensure we are aware of the issues relevant to the business and to provide a clear understanding of expectations of performance. Stakeholder consultations take place with customers, investors, employees, suppliers, the communities where we operate and where networks are based, governments, regulators and non-governmental organisations. Established in 2007 the Vodafone Corporate Responsibility Expert Advisory Panel comprises opinion leaders who are experts on CR issues important to Vodafone. The Panel met once during the 2010 financial year and discussed the progress made on identifying low carbon product and service opportunities, and customer privacy issues.
Our CR programme and selected performance information, as reported in the Group’s 2010 sustainability report, will be independently assured by KPMG using the International Standard on Assurance Engagements (‘ISAE 3000’). The assurance process assesses our adherence to the AA1000 AccountAbility Principles Standard (‘AA1000APS’) addressing inclusiveness, materiality and responsiveness, and the reliability of selected performance information. KPMG’s assurance statement outlining the specific assurance scope, procedures and assurance conclusions will be published in our 2010 sustainability report.
For the 2010 financial year our CR reporting comprises online information on CR programmes and a performance report. Nine operating companies have produced their own CR reports during the 2010 financial year.
Information regarding our employees including diversity, inclusion, health, safety and wellbeing can be found in “People” on page 22.
Performance in the 2010 financial year
Access to communications
Our access to communications strategy continues to focus on responding to the needs of customers in emerging markets and increasing the accessibility of our products and services across demographics and individual capabilities.
Emerging markets
We have aligned the opportunity from mobile products and services in emerging markets to the United Nations’ Millennium Development Goals – a blueprint agreed to by all the world’s countries and leading development institutions to meet the needs of the world’s poorest. Under this framework we set a target to “be recognised as a communications company making one of the most significant contributions to achieving the Millennium Development Goals (‘MDGs’) by 2015.”
We have continued to support our local markets to develop commercial products and services with high social value through our social investment fund (‘SIF’). In the 2010 financial year we adapted the fund criteria to identify propositions that contribute to one or more of the MDGs and eight projects were conducted under the SIF the majority of which are relevant to MDG goals such as “eradicate extreme poverty and hunger” and “combat HIV/AIDS, malaria and other diseases”.
In February 2010 we announced the launch of Vodafone 150, an extremely affordable handset that retails unsubsidised at below US$15 depending on the local market. These innovations reduce the cost barriers to the adoption of mobile communication making new technologies available in developing countries – a target under the MDGs. In the 2010 financial year we shipped 5.4 million Vodafone branded handsets. Approximately 55% of these cost less than US$50.

Vodafone Group Plc Annual Report 2010  45

Corporate responsibility continued

Further to the rapid take-up of affordable handsets we commissioned research to better understand their socio-economic impact in India which quantified benefits for customers such as reduced transport costs and increased employment opportunities.
Our mobile money transfer product, named “M-PESA” in Kenya and Tanzania and “M-Paisa” in Afghanistan, continued to grow during the 2010 financial year in terms of customers, transactions and the volume of money moved. Across our markets there are 13 million registered customers who moved US$3.6 billion during the 2010 financial year.
Accessibility
We commissioned research to better understand the market sizes for accessible products and services. The research showed that age is closely correlated to capability loss and that we need to consider propositions that cater for multiple minor disabilities rather than only targeting a single capability loss.
Our centre of excellence for accessibility, led by Vodafone Spain, continues to develop the portfolio of accessible products and services. During the year a new wireless loopset was trialled in collaboration with Nokia and Oticon and we launched a new online training course for employees to raise awareness on disabilities and the products and services that we offer our customers. Our markets in Egypt, Germany, Portugal and Italy also launched new products and services for the deaf and hearing impaired.
Safe and responsible internet experience
Our reputation depends on earning and maintaining the trust of our customers. The way we deal with certain key consumer issues directly impacts trust in the business. These issues include responsible delivery of age-sensitive content and services, mobile advertising and protecting customers’ privacy.
Responsible delivery of content and services
We continue to be heavily involved in industry work in this area. Having implemented age-restricted content controls in the markets where such content is provided our work is focused on providing a safe and responsible internet experience when using new media applications. These have particular relevance to the mobile communications sector and have formed a key part of our activities during the 2010 financial year:
•	In October 2009 we launched the first comprehensive website to help parents play an active and essential role in their children’s digital world and better understand their use of mobiles, and online social media. The Vodafone Parents’ Guide (www.vodafone.com/parents) offers up-to-date guidance on challenging issues such as children’s excessive use of technology, managing their reputations and online identities in social media, safe access to location-based technology, cyber-bullying and the risks of meeting strangers online.

•	Together with other industry partners we have continued to develop the Teachtoday website (www.teachtoday.eu) providing advice for teachers and students to help create a safer online environment for children and young people.

•	Vodafone continued to be a board member of the newly formed UK Council for Child Internet Safety (‘UKCCIS’). Board members include senior figures from government, industry, charities, academia and law enforcement. The board sets direction at a strategic level and there are a number of working groups including the industry and expert research panels in which we play an active role.
Consumer privacy and freedom of expression
We know that users increasingly wish to exercise control over how their personal information is made available and recognise the need to ensure that internet commerce over mobile and new business models, such as advertising, gains the trust of both consumers and regulators. We seek to ensure that our products and services are designed to address privacy risks and concerns, particularly those associated with social networking and media, as well as location-enabled applications and services.
To make our commitment to our customers’ privacy clearer to our staff, customers and external stakeholders, we are developing a set of core principles that will become a part of our global privacy policy. These will form the basis of all of our privacy standards and provide guidance on a wide range of privacy issues across our business.
In October 2009 we launched Vodafone 360, a new internet proposition which can be accessed by mobile or PC. Among the many features of Vodafone 360 is a rich visual address book that provides users with many ways to communicate including aggregating their social networks into one view, showing who’s connected to whom and enabling them to share their locations. Vodafone 360 was developed with users’ privacy and safety uppermost in mind: mechanisms which promote safe and appropriate usage, and protect users’ privacy, are core to the proposition. In particular, users can review their profile and manage what, if any, information they wish to share with their groups of contacts on a single, easy-to-use ‘privacy settings’ page on the web, and from a privacy widget on the mobile device.
We have continued to work on the issues of privacy and freedom of expression in the human rights context throughout the financial year. In particular, we are now finalising a global policy on the way we provide assistance to Government law enforcement authorities to ensure respect for the human rights of our users.
Climate change
Our climate change strategy has three key elements: limiting our own carbon dioxide (‘CO2’) emissions, developing products and services to reduce the emissions of our customers and working with our suppliers to develop joint strategies for CO2 emissions reduction.
In 2008 we announced that by 2020 we will reduce our CO2 emissions by 50% against the 2007 financial year baseline which included all operating companies within the Group throughout the 2007 financial year. We have now restated our target to include all of our operating companies based in countries obligated under the Kyoto protocol including those that have joined the Group since 31 March 2007; this reduced the 2007 baseline by 73,000 tonnes. In addition, Vodafone Australia has been removed from the target as it is no longer a subsidiary. We are now seeking a 50% reduction against a baseline of 1.04 million tonnes.
The primary strategy to achieve the 50% reduction is through direct reduction in CO2 emissions through the evolution of network technology, investment in energy efficiency and by making greater use of renewably generated electricity. Energy use associated with the operation of the network accounts for around 80% of our CO2 emissions. In the 2010 financial year the total energy use of our operations, excluding India, increased by 7.7% to 3,278 GWh. This increase reflects the continued growth of networks in existing markets. The total CO2 emissions for those operating companies covered by the 50% reduction target decreased by 9%, to 0.94 million tonnes of CO2.
Climate change strategies and energy intensity targets are being developed for those operating companies which are not covered by the 50% target. In India activities have been focused on improving the quality of data to establish a baseline and support target setting. The instability and limited coverage of the national electricity grid requires diesel generation on the majority of sites. We are trialling the use of onsite micro-renewable generation and the use of batteries as the main power source to reduce diesel consumption in remote sites where there may be no access to the electricity grid. The majority of our network sites in India are managed by our joint venture, Indus Towers. Estimated CO2 data for India has been reported alongside our consolidated totals for the 2010 financial year and we continue to work with our suppliers to capture more accurate information.
In the 2010 financial year the total CO2 emissions of our operating companies, excluding India, were 1.2 million tonnes. The estimated CO2 emissions of our operations in India were approximately 2.3 million tonnes which includes emissions from the network sites managed by Vodafone and the network sites managed by third parties, principally Vodafone’s joint venture, Indus Towers.
In the 2009 financial year we established a target to set joint CO2 reduction strategies with suppliers accounting for 50% of relevant spend by 2012. The strategies will help Vodafone, our customers or our suppliers to reduce CO2 emissions.
Sustainable products and services
The information and communications technology (‘ICT’) industry has a major role to play in delivering wider benefits to society beyond its own operations. Our industry is part of the solution to the challenge of climate change (www.vodafone.com/carbonconnections) and can also contribute to more efficient delivery of public services.
In the 2009 financial year we published a report in conjunction with Accenture: “Carbon connections: quantifying mobile’s role in tackling climate change”. The report provided detailed, quantified assessments of 13 wireless opportunities demonstrating that in 2020 these opportunities could save 2.4% of expected EU emissions or €43 billion in energy costs alone. This would require a billion mobile connections, 87% of which are machine-to-machine (‘M2M’), connecting one piece of equipment wirelessly with another. We have established a dedicated M2M service

46  Vodafone Group Plc Annual Report 2010

Performance

platform which aims to meet the expected rise in demand for M2M services around the world as more companies look to improve efficiency. This unit has set a target of providing ten million carbon reducing M2M connections by 2013. This target has been restated from the 2009 financial year as we were not able to accurately define the global baseline.
We have established a new mobile health solutions business unit this year to accelerate the development of healthcare solutions. Mobile technology offers significant opportunities to improve the efficiency and effectiveness of health services. Much of this can be achieved using existing technologies and we are working with healthcare providers, governments and pharmaceutical companies to fully understand how we can help.
We are also working to reduce the environmental impact of our products and services and since November 2009 the Samsung Blue Earth phone has been introduced in seven of our markets. The phone is designed to be environmentally friendly and has a full touchscreen and other advanced multimedia features.
We continue to address the reuse and recycling of handsets, accessories and network equipment and we have worked with suppliers to ensure substances prohibited by the Restriction of Hazardous Substances Directive are phased out. We comply with the EU’s Waste Electronic and Electrical Equipment Directive through handset recycling programmes in all operating companies where it applies. During the 2010 financial year 1.33 million phones were collected for reuse and recycling through collection programmes in 15 local operating companies. 5,870 tonnes of network equipment waste was generated in all operating companies (not including India) with 98% of this sent for reuse or recycling.
Responsible business practices
Mobile phones, masts and health
We recognise that there is public concern about the safety of radio frequency (‘RF’) fields from mobile phones and base stations. For authoritative advice on potential health effects from mobile phones and masts we look to independent reviews of the entire body of evidence by panels of experts in the field, commissioned by recognised national or international health agencies. We provide access to such expert reviews of the science on our website (available at www.vodafone.com/responsibility/mpmh).
We understand that even with the current large body of scientific evidence, the World Health Organization (‘WHO’) considers there are a few areas where uncertainty remains and additional research is needed. In 2006 the WHO identified the following three main areas for additional research: long-term (more than 10 years) exposure to low-level RF fields, potential health effects of mobile device use in children and the way the levels of RF fields absorbed are calculated. We continue to contribute to the funding of independent scientific research in these areas via national and international research programmes. In 2010 the WHO plans to review again what further research may still be needed.
We require manufacturers of mobile devices to test for compliance with limits set by the International Commissions on Non-Ionizing Radiation Protection (‘ICNIRP’) limits for specific absorption rate (‘SAR’). Depending on the mobile device we require testing to be performed for use both at the ear and against, or near, the body. We have been actively engaged with the International Electrotechnical Commission (‘IEC’) standards organisation to develop a new global protocol for testing phones for use against, or near, the body. This new IEC standard, to be published in 2010, better reflects the ways customers now use mobile devices.
Responsible network deployment
We recognise that network deployment can cause concern to communities, usually regarding the visual impact of base stations or health issues concerning RF fields.
For many years we have implemented a responsible network deployment policy covering these issues. In recognition that we are increasingly working with outsourced partners in delivering the most efficient network we have commissioned an external party to analyse the systems and controls we have in place to ensure our contractors meet this policy.
We continue to engage closely with local communities as part of the planning process for new masts. Our long-term programme of engagement with a range of stakeholders demonstrates that we place importance on acting responsibly. In surveys of external stakeholder opinion conducted annually over the last three years, an average of 83% of respondents regarded Vodafone as acting responsibly regarding mobile phones, masts and health.
We aim to comply with local planning regulations but are sometimes found to be in breach. This is normally related to conflicting local, regional or national planning regulations. During the 2010 financial year we were found to be in breach of planning regulations relating to 370 of our total 104,344 mast sitings. Fines levied by regulatory bodies or courts in relation to offences under environmental law or regulations were approximately £89,000.
Supply chain
We continue to work to improve labour and environmental standards across our supply chain. This year we reviewed and updated our Code of Ethical Purchasing and Supplier Evaluation Scorecard. Both now include more stringent labour and environmental requirements for suppliers. During the 2010 financial year we:
•	assessed 64 suppliers against our evaluation scorecard on social and environmental aspects. The scorecard allows us to identify strengths and weaknesses in our suppliers’ sustainability management and performance programmes and highlight areas where improvement is needed. Over the last four years we have evaluated over 638 suppliers; and

•	carried out 24 on-site evaluations of high risk suppliers. During these visits we identified 139 areas for improvement, mainly concerning the inadequacy of practices on health and safety and working hours.
Social investment
The Vodafone Foundation and its network of 27 local operating company and associate foundations have continued to implement a global social investment programme. During the 2010 financial year the Company made a charitable grant of £18.0 million to the Vodafone Foundation. In addition, operating companies made charitable grants totalling a further £17 million to their foundations and a further £4 million directly to social causes. Total donations for the year ended 31 March 2010 were £41.7 million and included donations of £2.7 million towards foundation operating costs.
The Vodafone Foundation made grants to charitable partners engaged in a range of global projects. Its areas of focus are: utilising mobile technology for the benefit of all, sport and music as a means of benefiting some of the most disadvantaged young people and their communities, and disaster relief and preparedness.
The majority of the Vodafone Foundation funds are distributed in grants through operating company foundations to a variety of local charitable organisations meeting the needs of the communities in which they operate.

Key performance indicators(1)

	2010(2)	2009(2)		2008(2)

Vodafone Group
Energy use (GWh) (direct and indirect)	3,278	3,044		2,920
Carbon dioxide emissions (millions of tonnes)	1.21	1.22		1.30
Percentage of energy sourced from renewables	23	19		18
Number of phones collected for reuse and recycling (millions)	1.33	1.53	(3)	1.14	(3)
Network equipment waste generated (tonnes)	5,870	4,944	(3)	4,199
Percentage of network equipment waste sent for reuse or recycling	98	97		95

Notes:

(1)	These performance indicators were calculated using actual or estimated data collected by our mobile operating companies. The data is sourced from invoices, purchasing requisitions, direct data measurement and estimations where required. The carbon dioxide emissions figures are calculated using the kWh/CO2 conversion factor for the electricity provided by the national grid, suppliers or the International Energy Agency and for other energy sources in each operating company. The data excludes India, Ghana, Qatar and Vodacom. Our joint venture in Italy is included in all years. Amounts related to the 2008 financial year exclude Tele2 in Italy and Spain.

(2)	Australia is excluded as it is no longer a subsidiary; the comparative data for 2009 and 2009 has also been restated.

(3)	Amounts related to the 2009 and 2008 financial years have been amended. Refer to the online sustainability report for further information.
Vodafone Group Plc Annual Report 2010  47

Board of directors and Group management

Directors and senior management
Our business is managed by our Board of directors (‘the Board’). Biographical details of the directors and senior management at 18 May 2010 are as follows:
Board of directors
Chairman
1. Sir John Bond†, aged 68, became Chairman of Vodafone Group Plc in July 2006, having previously served as a non-executive director of the Board, and is Chairman of the Nominations and Governance Committee. He is a non-executive director of A.P. Møller – Mærsk A/S and Shui On Land Limited (Hong Kong SAR). He retired from the position of Group Chairman of HSBC Holdings plc in May 2006. Previous non-executive directorships include the London Stock Exchange plc, Orange plc, British Steel plc, the Court of the Bank of England and Ford Motor Company, USA. He is also an advisor to Northern Trust in Chicago.
Executive directors
2. Vittorio Colao, Chief Executive, aged 48, was appointed Chief Executive of Vodafone Group Plc after the AGM on 29 July 2008. He joined the Board in October 2006 as Chief Executive, Europe and Deputy Chief Executive. He spent the early part of his career as a partner in the Milan office of McKinsey & Co working on media, telecommunications and industrial goods and was responsible for recruitment. In 1996 he joined Omnitel Pronto Italia, which subsequently became Vodafone Italy, and he was appointed Chief Executive in 1999. He was then appointed Regional Chief Executive Officer, Southern Europe for Vodafone Group Plc in 2001, became a member of the Board in 2002 and was appointed to the role of Regional Chief Executive Officer for Southern Europe, Middle East and Africa for Vodafone in 2003. In 2004 he left Vodafone to join RCS MediaGroup, the leading Italian publishing company, where he was Chief Executive until he rejoined Vodafone. He sits on the International Advisory Board of Bocconi University, Italy.
3. Andy Halford, Chief Financial Officer, aged 51, joined the Board in July 2005. He joined Vodafone in 1999 as Financial Director for Vodafone Limited, the UK operating company, and in 2001 he became Financial Director for Vodafone’s Northern Europe, Middle East and Africa region. In 2002 he was appointed Chief Financial Officer of Verizon Wireless in the US and is currently a member of the Board of Representatives of the Verizon Wireless partnership. Prior to joining Vodafone he was Group Finance Director at East Midlands Electricity Plc. He holds a bachelors degree in Industrial Economics from Nottingham University and is a Fellow of the Institute of Chartered Accountants in England and Wales.
4. Michel Combes, aged 48, Chief Executive Officer, Europe Region, was appointed to the Board with effect from 1 June 2009. He joined the Company in October 2008. He began his career at France Telecom in 1986 in the External Networks Division and then moved to the Industrial and International Affairs Division. After being technical advisor to the Minister of Transportation from 1991 to 1995, he served as Chairman and Chief Executive Officer of GlobeCast from 1995 to 1999. He was Executive Vice President of Nouvelles Frontieres Group from December 1999 until the end of 2001 when he moved to the position of Chief Executive Officer of Assystem-Brime, a company specialising in industrial engineering. He returned to France Telecom Group in 2003 as Senior Vice President of Group Finance and Chief Financial Officer. Until January 2006 he was Senior Executive Vice President, in charge of NExT Financial Balance & Value Creation and a member of the France Telecom Group Strategic Committee. From 2006 to 2008 he was Chairman and Chief Executive Officer of TDF Group. He is Chairman of the Supervisory Board of Assystem SA in France.
5. Stephen Pusey, aged 48, Group Chief Technology Officer, joined Vodafone in September 2006 and was appointed to the Board with effect from 1 June 2009. He is responsible for all aspects of Vodafone’s networks, IT capability, research and development and supply chain management. Prior to joining Vodafone he held the positions of Executive Vice President and President, Nortel EMEA, having joined Nortel in 1982 gaining a wealth of international experience across both the wireline and wireless industries and in business applications and solutions. Prior to Nortel, he spent several years with British Telecom.
Deputy Chairman and senior independent director
6. John Buchanan§†, aged 66, became Deputy Chairman and senior independent director in July 2006 and has been a member of the Board since April 2003. He retired from the board of directors of BP p.l.c. in 2002 after six years as Group Chief Financial Officer and executive director following a wide-ranging career with the company. He was a member of the United Kingdom Accounting Standards Board from 1997 to 2001. He is Chairman of Smith & Nephew plc and senior independent director of BHP Billiton Plc. He is Chairman of The International Chamber of Commerce (UK) and previous non-executive directorships include AstraZeneca plc and Boots plc.
Non-executive directors
7. Alan Jebson§, aged 60, joined the Board in December 2006. He retired in May 2006 from his role as Group Chief Operating Officer of HSBC Holdings plc, a position which included responsibility for IT and Global Resourcing. During a long career with HSBC he held various positions in IT including the position of Group Chief Information Officer. His roles included responsibility for the Group’s international systems including the consolidation of HSBC and Midland systems following the acquisition of Midland Bank in 1993. He originally joined HSBC as Head of IT Audit in 1978 where, building upon his qualification as a chartered accountant, he built an international

48  Vodafone Group Plc Annual Report 2010

Governance

audit team and implemented controls in the Group’s application systems. He is also a non-executive director of Experian Group plc and MacDonald Dettwiler and Associates Ltd. in Canada.
8. Samuel Jonah‡, aged 60, was appointed to the Board on 1 April 2009. He is Executive Chairman of Jonah Capital (Pty) Limited, an investment holding company in South Africa and serves on the boards of various public and private companies including The Standard Bank Group. He previously worked for Ashanti Goldfields Company Limited, becoming Chief Executive Officer in 1986, and was formerly Executive President of AngloGold Ashanti Limited, a director of Lonmin Plc and a member of the Advisory Council of the President of the African Development Bank. He is an advisor to the Presidents of Ghana, South Africa, Nigeria and Namibia. An Honorary Knighthood was conferred on him by Her Majesty the Queen in 2003 and in 2006 he was awarded Ghana’s highest national award, the Companion of the Order of the Star.
9. Nick Land§, aged 62, joined the Board in December 2006 and is Chairman of the Audit Committee. Solely for the purposes of relevant legislation he is the Board’s appointed financial expert on the Audit Committee. In June 2006 he retired as Chairman of Ernst & Young LLP after a distinguished career spanning 36 years with the firm. He became an audit partner in 1978 and held a number of management appointments before becoming Managing Partner in 1992. He was appointed Chairman and joined the Global Executive Board of Ernst & Young Global LLP in 1995. He is a non-executive director of Royal Dutch Shell plc, Alliance Boots GmbH, BBA Aviation plc and the Ashmore Group plc. He is an advisor to the board of Denton Wilde Sapte, Chairman of the Board of Trustees of Farnham Castle, and is a member of the Finance and Audit Committees of the National Gallery. He is also Chairman of The Vodafone Foundation.
10. Anne Lauvergeon§, aged 50, joined the Board in November 2005. She is Chief Executive Officer of AREVA Group, the leading French energy company, having been appointed to that role in July 2001. She started her professional career in 1983 in the steel industry and in 1990 she was named Advisor for Economic International Affairs at the French Presidency and Deputy Chief of its Staff in 1991. In 1995 she became a Partner of Lazard Frères & Cie, subsequently joining Alcatel Telecom as Senior Executive Vice President in March 1997. She was responsible for international activities and the Group’s industrial shareholdings in the energy and nuclear fields. In 1999 she was appointed Chairman and Chief Executive Officer of AREVA NC. She is currently also a member of the Advisory Board of the Global Business Coalition on HIV/AIDS and a non-executive director of Total S.A. and GDF SUEZ.
11. Simon Murray CBE‡, aged 70, joined the Board in July 2007. His career has been largely based in Asia where he has held positions with Jardine Matheson Limited, Deutsche Bank and Hutchison Whampoa Limited where, as Group Managing Director, he oversaw the development and launch of mobile telecommunications networks in many parts of the world. He remains on the Boards of Cheung Kong Holdings Limited, Compagnie Financière Richemont SA and Orient Overseas (International) Limited. He also sits on the Advisory Board of Imperial College in London. He will retire from the Board on conclusion of the AGM on 27 July 2010.
12. Luc Vandevelde†‡, aged 59, joined the Board in September 2003 and is Chairman of the Remuneration Committee. He is a director of Société Générale and the Founder and Managing Director of Change Capital Partners LLP, a private equity fund. He was formerly Chairman of the Supervisory Board of Carrefour SA, Chairman of Marks & Spencer Group plc and Chief Executive Officer of Promodès, and has held senior European and international roles with Kraft General Foods.
13. Anthony Watson CBE‡, aged 65, was appointed to the Board in May 2006. He is currently Chairman of Marks & Spencer Pension Trust Ltd and the Asian Infrastructure Fund. He is the senior independent director of Hammerson plc and Witan Investment Trust, a non-executive director of Lloyds Banking Group plc and sits on the Advisory Board of Norges Bank Investment Management. He joined the Board of the Shareholder Executive in October 2009, having been a member of its Advisory Group since April 2008. Prior to joining the Vodafone Board he was Chief Executive of Hermes Pensions Management Limited, a position he had held since 2002. Previously he was Hermes’ Chief Investment Officer having been Managing Director of AMP Asset Management plc and the Chief International Investment Officer of Citicorp Investment Management from 1991 until joining Hermes in 1998. He was Chairman of The Strategic Investment Board in Northern Ireland until he retired in March 2009. In January 2009 he was awarded a CBE for his services to the economic redevelopment of Northern Ireland.
14. Philip Yea‡, aged 55, became a member of the Board in September 2005. He is currently the Chairman of Majid Al Futtaim Properties LLC, a UAE based property group. He is also Chairman of the trustees of the British Heart Foundation. He is the Senior Business Advisor to HRH Duke of York in his role as the UK’s Special Representative for International Trade & Investment, and is a member of a number of Advisory Boards, including PricewaterhouseCoopers in the UK and Bridges Ventures. From July 2004 until January 2009 he was Chief Executive Officer of 3i Group plc. Prior to joining 3i he was Managing Director of Investcorp and from 1997 to 1999 Group Finance Director of Diageo plc following the merger of Guinness plc, where he was Finance Director, and Grand Metropolitan P.L.C. He has previously held non-executive roles at HBOS plc and Manchester United plc.

§	Audit Committee

†	Nominations and Governance Committee

‡	Remuneration Committee
Vodafone Group Plc Annual Report 2010  49

Board of directors and Group management continued

Executive Committee
Chaired by Vittorio Colao, this committee focuses on the Group’s strategy, financial structure and planning, succession planning, organisational development and Group-wide policies. The Executive Committee membership comprises the executive directors, details of whom are shown on pages 48 and 49 above, and the senior managers who are listed below.
Senior management
Members of the Executive Committee who are not also executive directors are regarded as senior managers of the Company.
Wendy Becker, aged 44, Chief Marketing Officer, was appointed to this position and joined the Executive Committee in September 2009. She was previously Managing Director of Talk Talk, a subsidiary of the Carphone Warehouse. Prior to this role she was a partner at McKinsey & Company with responsibility for the UK consumer practice, which specialises in strategic marketing and brand roles at Procter & Gamble. She is a non-executive director of Whitbread plc.
Warren Finegold, aged 53, Group Strategy and Business Development Director, joined the Executive Committee in April 2006 as Chief Executive, Global Business Development with responsibility for mergers and acquisitions, business development and partner markets. He assumed his current position in August 2009 when his role was expanded to include Group Strategy. He started his career with Hill Samuel & Co. Limited as an Executive in the Corporate Finance department, advising clients on mergers and acquisitions. He then moved to Goldman Sachs International in 1986 where he held positions in New York and London. Prior to joining Vodafone he was a Managing Director of UBS Investment Bank where he held a number of senior positions, most recently as head of its technology team in Europe.
Matthew Kirk, aged 49, Group External Affairs Director, was appointed to his current position and joined the Executive Committee in March 2009. Matthew joined Vodafone in 2006 as Group Director of External Relationships. Prior to that he was a member of the British Diplomatic Service for more than 20 years and before joining Vodafone served as British Ambassador to Finland.
Terry Kramer, aged 50, Regional President – Vodafone Americas, joined Vodafone in January 2005 as Chief of Staff. Before moving to his present role he also served as Group Human Resources Director and Group Strategy and Business Improvement Director. He is a Board member of Verizon Wireless and the mobile industry association, GSMA, Chairman of Vodafone Ventures Limited and Chairman of the Vodafone Americas Foundation. Prior to joining Vodafone he was Chief Executive Officer of Q Comm International Inc., a publicly traded provider of transaction processing services for the telecommunications industry. He also worked for 12 years at PacTel/AirTouch Communications in a variety of roles including President AirTouch Paging, Vice President Human Resources-AirTouch Communications, Vice President Business Development-AirTouch Europe and Vice President & General Manager-AirTouch Cellular Southwest Market. Prior to that he was an Associate with Booz Allen & Hamilton Inc, a management consulting firm.
Morten Lundal, aged 45, Chief Executive Officer, Africa and Central Europe Region, was appointed to his current position and joined the Executive Committee in November 2008. He joined Nordic mobile operator, Telenor, in 1997 and held several Chief Executive Officer positions including for the Internet Division and Telenor Business Solutions as well as the position of Executive Vice President for Corporate Strategy before becoming the Chief Executive Officer of Telenor’s Malaysian subsidiary, DiGi Telecommunications.
Rosemary Martin, aged 50, was appointed Group General Counsel and Company Secretary in March 2010. She previously served as Chief Executive Officer of the Practical Law Group prior to which she previously spent 11 years with Reuters Group Plc. in various company secretary and legal roles with the last five years as Group General Counsel and Company Secretary. Before joining Reuters she was a partner with Mayer, Brown, Rowe & Maw. She is a non-executive director of HSBC Bank Plc (the European arm of HSBC Group) and a member of the Institute of Chartered Accountants of England and Wales Corporate Governance Committee.
Nick Read, aged 45, Chief Executive Officer, Asia Pacific and Middle East Region, was appointed to this position and joined the Executive Committee in November 2008. He joined Vodafone in 2002 and has held a variety of senior roles including Chief Financial Officer and Chief Commercial Officer of Vodafone Limited, the UK operating company, and was appointed Chief Executive Officer of Vodafone Limited in early 2006. Prior to joining Vodafone he held senior global finance positions with United Business Media plc and Federal Express Worldwide.
Ronald Schellekens, aged 46, Group Human Resources Director, joined Vodafone and the Executive Committee in January 2009. Prior to joining Vodafone he was Executive Vice President Human Resources for Royal Dutch Shell plc’s global downstream business (refining, retail, commercial, lubricants, chemicals and Canadian Oil Sands) responsible for approximately 81,000 employees in 120 countries. Prior to working for Shell he spent nine years working for PepsiCo in various international senior human resources roles including assignments in Switzerland, Spain, South Africa, the UK and Poland. In his last role he was responsible for the Europe, Middle East and Africa region for PepsiCo Foods International. Prior to PepsiCo he worked for nine years for AT&T Network Systems in human resources roles in the Netherlands and Poland.
Other Board and Executive Committee members
The following members also served on the Board or the Executive Committee during the 2010 financial year: Stephen Scott was Group General Counsel and Company Secretary and a member of the Executive Committee until his retirement on 30 March 2010. Frank Rovekamp was Group Chief Marketing Officer and a member of the Executive Committee until 18 September 2009.

50  Vodafone Group Plc Annual Report 2010

Corporate governance	Governance
We are committed to high standards of corporate governance which we consider are critical to business integrity and to maintaining investors’ trust in us. We expect all our directors, employees and suppliers to act with honesty, integrity and fairness. Our business principles set out the standards we set ourselves to ensure we operate lawfully, with integrity and with respect for the culture of every country in which we do business.

In March 2010 GovernanceMetrics International, a global corporate governance ratings agency, ranked us amongst the top UK companies with an overall global corporate governance rating of ten, the highest score assigned and achieved by only 1% of the 4,216 companies rated.
In our profile report by Institutional Shareholder Services Inc. (‘ISS’) dated 1 February 2010, our governance practices outperformed 98.6% of the companies in the ISS developed universe (excluding US), 98.2% of the companies in the telecommunications sector group and 98.1% of the companies in the UK.
In October 2009 we received the Golden Peacock Global Award for Excellence in Corporate Governance.
Compliance with the Combined Code
Our ordinary shares are listed in the UK on the London Stock Exchange. In accordance with the Listing Rules of the UK Listing Authority, we confirm that throughout the year ended 31 March 2010 and at the date of this document we were compliant with the provisions of, and applied the principles of, Section 1 of the 2008 FRC Combined Code on Corporate Governance (the “Combined Code”). The Combined Code can be found on the FRC website (www.frc.org.uk). The following section, together with the “Directors’ remuneration” section on pages 57 to 67, provides detail of how we apply the principles and comply with the provisions of the Combined Code. We intend to comply with the new UK Corporate Governance Code which was published by the FRC on 28 May 2010.
Corporate governance statement
We comply with the corporate governance statement requirements pursuant to the FSA’s Disclosure and Transparency Rules by virtue of the information included in this corporate governance section of the annual report together with information contained in the “Shareholder information” section on pages 125 to 131.
Board organisation and structure
The role of the Board
The Board is responsible for the overall conduct of the Group’s business and has the powers, authorities and duties vested in it by and pursuant to the relevant laws of England and Wales and the articles of association of the Company. The Board:
•	has final responsibility for the management, direction and performance of our businesses;

•	is required to exercise objective judgement on all corporate matters independent from executive management;

•	is accountable to shareholders for the proper conduct of the business; and

•	is responsible for ensuring the effectiveness of and reporting on our system of corporate governance.
The Board has a formal schedule of matters reserved to it for its decision and these include:
•	Group strategy and long-term plans;

•	major capital projects, acquisitions or divestments;

•	annual budget and operating plan;

•	Group financial structure, including tax and treasury;

•	annual and half-year financial results and shareholder communications;

•	system of internal control and risk management; and

•	senior management structure, responsibilities and succession plans.
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
Board meetings
The Board meets at least eight times a year and the meetings are structured to allow open discussion. All directors participate in discussing strategy, trading and financial performance and risk management. All substantive agenda items have comprehensive briefing papers, which are circulated one week before the meeting.
The following table shows the number of years directors have been on the Board at 31 March 2010 and their attendance at scheduled Board meetings they were eligible to attend during the 2010 financial year:

	Years	Meetings
	on Board	attended

Sir John Bond	5	8/8
John Buchanan	7	8/8
Vittorio Colao	3	8/8
Michel Combes (since 1 June 2009)	<1	7/7
Andy Halford	4	8/8
Alan Jebson	3	8/8
Samuel Jonah	1	8/8
Nick Land	3	7/8
Anne Lauvergeon	4	8/8
Simon Murray	3	7/8
Stephen Pusey (since 1 June 2009)	<1	7/7
Luc Vandevelde	6	7/8
Anthony Watson	4	8/8
Philip Yea	4	8/8

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
Board balance and independence
Our Board consists of 14 directors, 12 of whom served throughout the 2010 financial year. At 31 March 2010, in addition to the Chairman, Sir John Bond, there were four executive directors and nine non-executive directors. Michel Combes and Stephen Pusey were appointed as executive directors with effect from 1 June 2009.
The Deputy Chairman, John Buchanan, is the nominated senior independent director and his role includes being available for approach or representation by directors or significant shareholders who may feel inhibited about raising issues with the Chairman. He is also responsible for conducting an annual review of the performance of the Chairman and, in the event it should be necessary, convening a meeting of the non-executive directors.
We consider all of our present non-executive directors to be fully independent. The Board is aware of the other commitments of its directors and is satisfied that these do not conflict with their duties as directors of the Company. Changes to the commitments of the directors are reported to the Board.

Vodafone Group Plc Annual Report 2010  51

Corporate governance continued

There are no cross-directorships or significant links between directors serving on the Board through involvement in other companies or bodies. For the purpose of section 175 of the Companies Act 2006, the Company’s articles of association include a general power for the directors to authorise any matter which would or might otherwise constitute or give rise to a breach of the duty of a director under this section, to avoid a situation in which a director has, or could have, a direct or indirect interest that conflicts or may possibly conflict, with the interests of the Company. To this end procedures have been established for the disclosure of any such conflicts and also for the consideration and authorisation of these conflicts by the Board, where relevant. The directors are required to complete a conflicts questionnaire, initially on appointment and annually thereafter. In the event of a potential conflict being identified, details of that conflict would be submitted to the Board (excluding the director to whom the potential conflict related) for consideration and, as appropriate, authorisation in accordance with the Companies Act 2006 and the articles of association. Where an authorisation was granted, it would be recorded in a register of potential conflicts and reviewed periodically. On an ongoing basis directors are responsible for notifying the Company Secretary if they become aware of actual or potential conflict situations or a change in circumstances relating to an existing authorisation. To date, no conflicts of interest have been identified.
Under the laws of England and Wales, the executive and non-executive directors are equal members of the Board and have overall collective responsibility for the Company’s direction. In particular, non-executive directors are responsible for:
•	bringing a wide range of skills and experience, including independent judgement on issues of strategy, performance, financial controls and systems of risk management;

•	constructively challenging the strategy proposed by the Chief Executive and executive directors;

•	scrutinising and challenging performance across the Group’s business;

•	assessing risk and the integrity of the financial information and controls; and

•	ensuring appropriate remuneration and succession planning arrangements are in place in relation to executive directors and other senior executive roles.
Board effectiveness
Appointments to the Board
There is a formal, rigorous and transparent procedure, which is based on merit and against objective criteria, for the appointment of new directors to the Board. This is described in the section on the Nominations and Governance Committee set out on page 53.
Samuel Jonah was identified as a potential candidate by internal sources and subsequently recommended to the Board by the Nominations and Governance Committee on the basis of his wealth of business experience in Africa, particularly South Africa and Ghana where we have made important investments recently. Michel Combes and Stephen Pusey were proposed for appointment following assessment of their performance and their potential contribution by the Nominations and Governance Committee and the whole Board subsequently discussed the proposal before their appointments were confirmed.
Information and professional development
Each member of the Board has immediate access to a dedicated online team room and can access monthly information including actual financial results, reports from the executive directors in respect of their areas of responsibility and the Chief Executive’s report which deals, amongst other things, with investor relations, giving Board members an opportunity to develop an understanding of the views of major investors. These matters are discussed at each Board meeting. From time to time the Board receives detailed presentations from non-Board members on matters of significance or on new opportunities. Financial plans, including budgets and forecasts, are regularly discussed at Board meetings. The non-executive directors periodically visit different parts of the Group and are provided with briefings and information to assist them in performing their duties.
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
On appointment individual directors undergo an induction programme covering, amongst other things:
•	the business of the Group;

•	their legal and regulatory responsibilities as directors;

•	briefings and presentations from relevant executives; and

•	opportunities to visit business operations.
If appropriate the induction will also include briefings on the scope of the internal audit function and the role of the Audit Committee, meetings with the external auditor and other areas the Company Secretary deems fit considering the director’s area of responsibility. Following discussion with the Chairman and senior independent director, the Company Secretary provides a programme of ongoing training for the directors which covers a number of sector specific and business issues as well as legal, accounting and regulatory changes and developments relevant to individual director’s areas of responsibility. Throughout their period in office the directors are continually updated on the Group’s businesses and the regulatory and industry specific environments in which it operates. These updates are by way of written briefings and meetings with senior executives and, where appropriate, external sources.
Performance evaluation
Performance evaluation of the Board, its committees and individual directors takes place on an annual basis and is conducted within the terms of reference of the Nominations and Governance Committee with the aim of improving individual contributions, the effectiveness of the Board and its committees and the Group’s performance. This year the performance evaluation was conducted by an independent external advisor, MWM Consulting (‘MWM’). This process involved:
•	MWM devising an appropriate questionnaire, with assistance from the Chairman, which was sent to all Board members;

•	MWM undertaking individual meetings with each Board member and the Company Secretary on Board performance; and

•	in conjunction with the Chairman, MWM producing a report on Board performance using the completed questionnaires and individual meetings which was sent to and considered by the Nominations and Governance Committee before being discussed with Board members at the following Board meeting.
The evaluation was designed to determine whether the Board continues to be capable of providing the high level judgement required and whether, as a Board, the directors are informed and up to date with the business and its goals and understand the context within which it operates. The evaluation also included a review of the administration of the Board covering its operation, its agenda, the reports and information produced for its consideration, committee processes and the Board’s relationship with its committees. MWM reported that the Board is strong and effective. The Board has chosen to broaden and deepen its focus on strategic topics and to continue to strengthen its capabilities in technology and is gaining insights into changing consumer behaviour.
The Chairman also held individual meetings with each non-executive director and the Chief Executive to discuss their individual performance. The Chief Executive undertook the performance reviews for the executive directors and the senior independent director conducted the review of the performance of the Chairman by having individual meetings with all the other directors and the Company Secretary. Following this process the senior independent director produced a written report which was discussed with the Chairman. The report’s findings reflected MWM’s view that the Chairman provides outstanding leadership in focusing the Board’s efforts and ensuring open and constructive debate.
The evaluation of each of the Board committees was undertaken using observations from the MWM report. These were then discussed by each of the committees. The evaluations found that the committees operate efficiently and effectively.
The evaluations undertaken in the 2010 financial year found the performance of each director to be effective and concluded that the Board provides the effective leadership and control required for a listed company. The Nominations and Governance Committee confirmed to the Board that the contributions made by the directors offering themselves for re-election at the AGM in July 2010 continue to be effective and that the Company should support their re-election. The Board will continue to review its procedures, its effectiveness and development in the financial year ahead.

52  Vodafone Group Plc Annual Report 2010

Governance

Re-election of directors
Although not required by the articles, in the interests of good corporate governance the directors have resolved that, subject to the recommendation of the Nominations and Governance Committee, they will all submit themselves for annual re-election at each AGM. Accordingly, at the AGM to be held on 27 July 2010 all the directors will offer themselves for re-election with the exception of Simon Murray who is retiring from the Board.
Independent advice
The Board recognises that there may be occasions when one or more of the directors feels it is necessary to take independent legal and/or financial advice at the Company’s expense. There is an agreed procedure to enable them to do so.
Indemnification of directors
In accordance with our articles of association and to the extent permitted by the laws of England and Wales, directors are granted an indemnity from the Company in respect of liabilities incurred as a result of their office. In respect of those matters for which the directors may not be indemnified, we maintained a directors’ and officers’ liability insurance policy throughout the financial year. Neither our indemnity nor the insurance provides cover in the event that a director is proven to have acted dishonestly or fraudulently.
Board committees
The Board has established an Audit Committee, a Nominations and Governance Committee and a Remuneration Committee, each of which has formal terms of reference approved by the Board. The Board is satisfied that the terms of reference for each of these committees satisfy the requirements of the Combined Code and are reviewed internally on an ongoing basis by the Board. The terms of reference for all Board committees can be found on our website at www.vodafone.com/ governance or a copy can be obtained by application to the Company Secretary at our registered office.
The committees are provided with all necessary resources to enable them to undertake their duties in an effective manner. The Company Secretary or her delegate acts as secretary to the committees. The minutes of committee meetings are circulated to all directors.
Each committee has access to such information and advice, both from within the Group and externally, at the Company’s cost as it deems necessary. This may include the appointment of external consultants where appropriate. Each committee undertakes an annual review of the effectiveness of its terms of reference and makes recommendations to the Board for changes where appropriate.
Audit Committee
The members of the Audit Committee during the year, together with a record of their attendance at scheduled meetings which they were eligible to attend, are set out below:

Meetings attended

John Buchanan	4/4
Alan Jebson	4/4
Nick Land, Chairman and financial expert	4/4
Anne Lauvergeon	4/4

The Audit Committee is comprised of financially literate members having the necessary ability and experience to understand financial statements. Solely for the purpose of fulfilling the requirements of the Sarbanes-Oxley Act and the Combined Code, the Board has designated Nick Land, who is an independent non-executive director satisfying the independence requirements of Rule 10A-3 of the US Securities Exchange Act 1934, as its financial expert on the Audit Committee. Further details on Nick Land can be found in “Board of directors and Group management” on page 49.
The Audit Committee’s responsibilities include:
•	overseeing the relationship with the external auditor;

•	reviewing our preliminary results announcement, half-year results and annual financial statements;

•	monitoring compliance with statutory and listing requirements for any exchange on which our shares and debt instruments are quoted;

•	reviewing the scope, extent and effectiveness of the activity of the Group internal audit department;
•	engaging independent advisors as it determines is necessary and to perform investigations;

•	reporting to the Board on the quality and acceptability of our accounting policies and practices including, without limitation, critical accounting policies and practices; and

•	playing an active role in monitoring our compliance efforts for Section 404 of the Sarbanes-Oxley Act and receiving progress updates at each of its meetings.
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

The Nominations and Governance Committee’s key objective is to ensure that the Board comprises individuals with the requisite skills, knowledge and experience to ensure that it is effective in discharging its responsibilities. The Nominations and Governance Committee:
•	leads the process for identifying and making recommendations to the Board of candidates for appointment as directors giving full consideration to succession planning and the leadership needs of the Group;

•	makes recommendations to the Board on the composition of the Nominations and Governance Committee and the composition and chairmanship of the Audit and Remuneration Committees;

•	regularly reviews the structure, size and composition of the Board including the balance of skills, knowledge and experience and the independence of the non-executive directors, and makes recommendations to the Board with regard to any change; and

•	is responsible for the oversight of all matters relating to corporate governance, bringing any issues to the attention of the Board.
The Nominations and Governance Committee meets periodically when required. In addition to scheduled meetings there are a number of ad hoc meetings to address specific matters. No one other than a member of the Nominations and Governance Committee is entitled to be present at its meetings. The Chief Executive, other non-executive directors and external advisors may be invited to attend.
Remuneration Committee
The members of the Remuneration Committee during the year, together with a record of their attendance at scheduled meetings which they were eligible to attend, are set out below:

Meetings attended

Luc Vandevelde, Chairman	5/5
Simon Murray	3/5
Anthony Watson	5/5
Philip Yea	5/5

Samuel Jonah was appointed to the Remuneration Committee on 11 May 2010.
In addition to scheduled meetings there are a number of ad hoc meetings to deal with specific matters. The responsibilities of the Remuneration Committee include:
•	determining, on behalf of the Board, the policy on the remuneration of the Chairman, the executive directors and the senior management team;

•	determining the total remuneration packages for these individuals including any compensation on termination of office; and

•	appointing any consultants in respect of executive directors’ remuneration.

Vodafone Group Plc Annual Report 2010  53

Corporate governance continued

The Chairman and Chief Executive may attend the Remuneration Committee’s meetings by invitation. They do not attend when their individual remuneration is discussed. No director is involved in deciding his or her own remuneration.
Further information on the Remuneration Committee’s activities is contained in “Directors’ remuneration” on pages 57 to 67.
Executive Committee
The executive directors, together with certain other Group functional heads and regional chief executives, meet 12 times a year as the Executive Committee under the chairmanship of the Chief Executive. The Executive Committee is responsible for the day-to-day management of our businesses, our overall financial performance in fulfilment of strategy, plans and budgets and our capital structure and funding. It also reviews major acquisitions and disposals. The members of the Executive Committee and their biographical details are set out on pages 48 to 50.
Strategy Board
The Strategy Board met twice during the year to discuss strategy. This was attended by Executive Committee members and the chief executive officers of the major operating companies and other selected individuals depending on topics discussed.
Company Secretary
The Company Secretary acts as secretary to the Board and to the committees of the Board and, with the consent of the Board, may delegate responsibility for the administration of the committees to other suitably qualified staff. The Company Secretary:
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
Relations with shareholders
We are committed to communicating our strategy and activities clearly to our shareholders and, to that end, we maintain an active dialogue with investors through a planned programme of investor relations activities. The investor relations programme includes:
•	formal presentations of full year and half-year results and interim management statements;

•	briefing meetings with major institutional shareholders in the UK, the US and in Continental Europe after the half-year results and preliminary announcement, to ensure that the investor community receives a balanced and complete view of our performance and the issues we face;

•	regular meetings with institutional investors and analysts by the Chief Executive and the Chief Financial Officer to discuss business performance;

•	hosting investors and analysts sessions at which senior management from relevant operating companies deliver presentations which provide an overview of each of the individual businesses and operations;

•	attendance by senior executives across the business at relevant meetings and conferences throughout the year;

•	responding to enquiries from shareholders and analysts through our Investor Relations team; and

•	www.vodafone.com/shareholder which is a section dedicated to shareholders on our website.
Overall responsibility for ensuring that there is effective communication with investors and that the Board understands the views of major shareholders on matters such as governance and strategy rests with the Chairman, who makes himself available to meet shareholders for this purpose.
The senior independent director and other members of the Board are also available to meet major investors on request. The senior independent director has a specific responsibility to be available to shareholders who have concerns, for whom contact with the Chairman, Chief Executive or Chief Financial Officer has either failed to resolve their concerns or for whom such contact is inappropriate.
At the 2007 AGM the shareholders approved amendments to the articles which enabled us to take advantage of the provisions in the Companies Act 2006 to communicate with our shareholders electronically. Following that approval, unless a shareholder has specifically asked to receive a hard copy, they will receive notification of the availability of the annual report on our website at www.vodafone. com/investor. For the 2010 financial year shareholders will receive the notice of meeting and form of proxy in paper through the post unless they have previously opted to receive email communications. Shareholders continue to have the option to appoint proxies and give voting instructions electronically.
The principal communication with private investors is via the annual report and through the AGM, an occasion which is attended by all our directors and at which all shareholders present are given the opportunity to question the Chairman and the Board as well as the Chairmen of the Audit, Remuneration and Nominations and Governance Committees. After the AGM shareholders can meet informally with directors.
A summary presentation of results and development plans is also given at the AGM before the Chairman deals with the formal business of the meeting. The AGM is broadcast live on our website (www.vodafone.com/agm) and a recording of the webcast can subsequently be viewed on our website. All substantive resolutions at our AGMs are decided on a poll. The poll is conducted by our registrars and scrutinised by Electoral Reform Services. The proxy votes cast in relation to all resolutions, including details of votes withheld, are disclosed to those in attendance at the meeting and the results of the poll are published on our website and announced via Regulatory News Service. Financial and other information is made available on our website (www.vodafone.com/investor) which is regularly updated.
A summary of our share and control structures is set out on pages 128 and 129 in the shareholder information section of this report.
Political donations
The directors consider that it is in the best interest of shareholders that we participate in public debate and opinion forming on matters which affect our business. In order not to inhibit these activities and to avoid inadvertent infringement of the Companies Act 2006, at the 2008 AGM the directors sought and received shareholders’ approval for the Company and its subsidiaries to be authorised, for the purposes of part 14 of the Companies Act 2006, to make political donations and to incur political expenditure during the period from the AGM to the conclusion of the AGM of in 2012 or 29 July 2012, whichever is earlier, up to a maximum aggregate amount of £100,000 per year. The Company and its subsidiaries have not made any such political donations during the year. It is our Group policy not to make political donations or incur political expenditure as those expressions are normally understood.
Internal control and risk management
The Board has overall responsibility for the system of internal control. A sound system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. The process of managing the risks associated with social, environmental and ethical impacts is also discussed under “Corporate responsibility” on pages 45 to 47.
The Board has established procedures that implement in full the Turnbull Guidance “Internal Control: Revised Guidance for Directors on the Combined Code” for the year under review and to the date of approval of the annual report. These procedures, which are subject to regular review, provide an ongoing process for identifying, evaluating and managing the significant risks we face. See page 69 for management’s report on internal control over financial reporting.

54  Vodafone Group Plc Annual Report 2010

Governance

Monitoring and review activities
There are clear processes for monitoring the system of internal control and reporting any significant control failings or weaknesses together with details of corrective action. These include:
•	a formal annual confirmation provided by the chief executive and chief financial officer of each Group company certifying the operation of their control systems and highlighting any weaknesses, the results of which are reviewed by regional management, the Audit Committee and the Board;

•	a review of the quality and timeliness of disclosures undertaken by the Chief Executive and the Chief Financial Officer which includes formal annual meetings with the operating company or regional chief executives and chief financial officers and the Disclosure Committee;

•	periodic examination of business processes on a risk basis including reports on controls throughout the Group undertaken by the Group internal audit department who report directly to the Audit Committee; and

•	reports from the external auditors on certain internal controls and relevant financial reporting matters presented to the Audit Committee and management.
Any controls and procedures, no matter how well designed and operated, can provide only reasonable and not absolute assurance of achieving the desired control objectives. Management is required to apply judgement in evaluating the risks we face in achieving our objectives, in determining the risks that are considered acceptable to bear, in assessing the likelihood of the risks concerned materialising, in identifying our ability to reduce the incidence and impact on the business of risks that do materialise and in ensuring that the costs of operating particular controls are proportionate to the benefit.
A Risk Council meets twice a year to evaluate the risks that the business is facing and reports back to the Executive Committee and the Audit Committee which in turn report to the Board. The Risk Council is chaired by the Group Chief Financial Officer, facilitated by the Group Audit Director and attended by representatives from the three geographic regions, finance, mergers and acquisitions, strategy, technology, legal, external affairs and human resources.
Review of effectiveness
The Board and the Audit Committee have reviewed the effectiveness of the internal control system, including financial, operational and compliance controls and risk management, in accordance with the Combined Code for the period from 1 April 2009 to 18 May 2010, the date of approval of our annual report. No significant failings or weaknesses were identified during this review. However had there been any such failings or weaknesses, the Board confirms that necessary actions would have been taken to remedy them.
Disclosure controls and procedures
We maintain “disclosure controls and procedures”, as such term is defined in Rule 13a-15(e) of the Exchange Act, that are designed to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.
The directors, the Chief Executive and the Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures and, based on that evaluation, have concluded that the disclosure controls and procedures are effective at the end of the period covered by this document.
Going concern
The going concern statement required by the Listing Rules and the Combined Code is set out in the Directors’ statement of responsibility on page 69.
Auditors
Following a recommendation by the Audit Committee, and in accordance with Section 489 of the Companies Act 2006, a resolution proposing the reappointment of Deloitte LLP as our auditors will be put to the shareholders at the 2010 AGM. We do not indemnify our external auditors.
In its assessment of the independence of the auditors and in accordance with the US Public Company Accounting Oversight Board’s standard on independence, the Audit
Committee receives in writing details of relationships between the Company and Deloitte LLP that may have a bearing on their independence and receives confirmation that they are independent of the Company within the meaning of the securities laws administered by the SEC.
In addition, the Audit Committee pre-approves the audit fee after a review of both the level of the audit fee against other comparable companies, including those in the telecommunications industry, and the level and nature of non-audit fees, as part of its review of the adequacy and objectivity of the audit process.
In a further measure to ensure auditor independence is not compromised, policies provide for the pre-approval by the Audit Committee of permitted non-audit services by Deloitte LLP. For certain specific permitted services the Audit Committee has pre-approved that Deloitte LLP can be engaged by management subject to specified fee limits for individual engagements and fee limits for each type of specific service permitted. For all other services, or those permitted services that exceed the specified fee limits, the Chairman of the Audit Committee, or in his absence another member, can pre-approve services which have not been pre-approved by the Audit Committee.
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
During the year Deloitte LLP and its affiliates charged the Group £9 million (2009: £8 million, 2008: £7 million) for audit and audit-related services and a further £1 million (2009: £1 million, 2008: £2 million) for non-audit assignments. An analysis of these fees can be found in note 4 to the consolidated financial statements.
US listing requirements
On 29 October 2009 the Company transferred its american depositary shares from the New York stock exchange to the NASDAQ Stock Market LLC (‘NASDAQ’). We are subject to the rules of NASDAQ as well as US securities laws and the rules of the SEC. NASDAQ requires US companies listed on the exchange to comply with NASDAQ’s corporate governance rules but foreign private issuers, such as the Company, are exempt from many of those rules. However pursuant to NASDAQ Listing Rule 5615 we are required to disclose a summary of any material ways in which the corporate governance practices we follow differ from those required by NASDAQ for US companies. The material differences are as follows:
Independence
•	The NASDAQ rules require that a majority of the Board be comprised of independent directors and the rules include detailed definitions that US companies must use for determining independence.

•	The Combined Code requires a company’s board of directors to assess and make a determination as to the independence of its directors.
While the Board does not explicitly take into consideration NASDAQ’s detailed definitions, it has carried out an assessment based on the requirements of the Combined Code and has determined in its judgement that all of the non-executive directors are independent within those requirements. At 18 May 2010 the Board comprised the Chairman, four executive directors and nine non-executive directors.
Committees
•	NASDAQ rules require US companies to have a nominations committee, an audit committee and a compensation committee, each composed entirely of independent directors, with the nominations committee and audit committee required to have a written charter that addresses the committees’ purpose and responsibilities.

•	Our Nominations and Governance Committee and Remuneration Committee have terms of reference and composition that comply with the Combined Code’s requirements.

•	The Nominations and Governance Committee is chaired by the Chairman of the Board and its other members are non-executive directors of the Company and the Chief Executive.

•	The Remuneration Committee is composed entirely of non-executive directors whom the Board has determined to be independent.

•	The Audit Committee is composed entirely of non-executive directors whom the Board has determined to be independent and who meet the requirements of Rule 10A-3 of the Exchange Act.

Vodafone Group Plc Annual Report 2010  55

Corporate governance continued

We consider that the terms of reference of these committees, which are available on our website (www.vodafone.com/governance), are generally responsive to the relevant NASDAQ rules but may not address all aspects of these rules.
Code of conduct
•	Under NASDAQ rules US companies must adopt a code of conduct applicable to all directors, officers and employees.

•	We have adopted a Code of Ethics in compliance with Section 406 of the US Sarbanes-Oxley Act of 2002 which is applicable to the senior financial and principal executive officers. We have made our Code of Ethics available to the public on our website at (www.vodafone.com/governance).

•	We have also adopted a Group governance manual which provides the first level of the framework for governance within which our businesses operate. The manual is a reference for chief executives and their teams and applies to all directors and employees.
Quorum
•	Under NASDAQ rules companies are required to have a minimum quorum of 33.33% of the shareholders of ordinary shares for shareholder meetings. However our articles of association provide for a quorum for general meetings of shareholders of two shareholders regardless of the level of their aggregate share ownership.
Related party transactions
•	The NASDAQ rules require companies to conduct appropriate reviews of related party transactions and potential conflicts of interest via the company’s audit committee or other independent body of the board of directors.

•	We are subject to extensive provisions under the Listing Rules issued by the Financial Services Authority in the UK (the “Listing Rules”) governing transactions with related parties, as defined therein, and the Companies Act 2006 also restricts the extent to which companies incorporated in England and Wales may enter into related party transactions.

•	Our articles of association contain provisions regarding disclosure of interests by our directors and restrictions on their votes in circumstances involving conflicts of interest.

•	In lieu of obtaining an independent review of related party transactions for conflicts of interests, but in accordance with the Listing Rules, the Companies Act 2006 and our articles of association, we seek shareholder approval for related party transactions that meet certain financial thresholds or where transactions have unusual features.

•	The concept of a related party for the purposes of NASDAQ’s listing rules differs in certain respects from the definition of a transaction with a related party under the Listing Rules.
Shareholder approval
•	NASDAQ requires shareholder approval for certain transactions involving the sale or issuance by a listed company of share capital.

•	Under the NASDAQ rules, whether shareholder approval is required for such transactions depends on, among other things, the number of shares to be issued or sold in connection with a transaction, while we are bound by the provisions of the Listing Rules which state that shareholder approval is required, among other things, when the size of a transaction exceeds a certain percentage of the size of the listed company undertaking the transaction.

•	In accordance with our articles of association we also seek shareholder approval annually for issuing shares and to dis-apply the pre-emption rights that apply under law in line with limit guidelines issued by investor bodies.

Report from the Audit Committee
The Audit Committee assists the Board in carrying out its responsibilities in relation to financial reporting requirements, risk management and the assessment of internal controls. The Audit Committee also reviews the effectiveness of the Company’s internal audit function and manages the Company’s relationship with the external auditors.
The composition of the Audit Committee is shown in the table on page 53 and its terms of reference can be found on the Vodafone website (www.vodafone.com/ governance). By invitation of the Chairman of the Audit Committee, the Chief Executive, the Chief Financial Officer, the Group Financial Controller, the Director of Financial Reporting, the Group Audit Director and the external auditors also attend the Audit Committee meetings. Also invited to attend certain meetings are relevant people from the business to present sessions on issues designed to enhance the Audit Committee’s awareness of key issues and developments in the business which are relevant to the Audit Committee in the performance of its role.
During the year ended 31 March 2010 the principal activities of the Audit Committee were as follows:
Financial reporting
The Audit Committee reviewed and discussed with management and the external auditors the half-year and annual financial statements focusing on, without limitation, the quality and acceptability of accounting policies and practices, the clarity of the disclosures and compliance with financial reporting standards and relevant financial and governance reporting requirements. To aid their review, the Audit Committee considered reports from the Group Financial Controller and the Director of Financial Reporting and also reports from the external auditors, Deloitte LLP, on the scope and outcome of their half-year review and annual audit.
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
Internal audit
The Audit Committee monitored and reviewed the scope, extent and effectiveness of the activity of the Group internal audit department and received reports from the Group Audit Director which included updates on audit activities and achievement against the Group audit plan, the results of any unsatisfactory audits and the action plans to address these areas, and resource requirements of the internal audit department. The Audit Committee held private discussions with the Group Audit Director throughout the year. An external evaluation of the internal audit department was undertaken during the year. It was confirmed to the Audit Committee that internal audit operates well within the standards expected of a company in the top ten of the FTSE.
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
Audit Committee effectiveness
The Audit Committee conducts a formal review of its effectiveness annually, and concluded its performance was effective. Further details on the evaluation process can be found under “Performance evaluation” on page 52.
/s/ Nick Land
Nick Land
On behalf of the Audit Committee

56  Vodafone Group Plc Annual Report 2010

Directors’ remuneration	Governance

Dear Shareholder
This year the work of the Remuneration Committee took place against a background of very challenging business conditions in the global economy. In this environment the Committee maintained its focus on ensuring that the Company’s remuneration policies in general, and the packages of the executive directors in particular, were designed to allow the Company to recruit, retain and motivate its talented people and to ensure those people were fully incentivised to maximise shareholder value.
At the start of the year a key focus for the Company was the generation of cash flow. This was reflected in the weighting applied to this measure in the short-term plan. As the focus now moves more to growing revenue and market share the weightings have been modified for the coming year to appropriately reflect this change.
The structure of the long-term plan has also been reviewed and the Committee believes that the current design remains appropriate with its strong continued focus on both cash flow and total shareholder return.
As well as considering the current package, the Remuneration Committee continues to monitor how well incentive awards made in previous years align with the Company’s performance. In this regard, the Committee is confident that there is a strong link between performance and reward.
The Remuneration Committee has appreciated the dialogue and feedback from investors and has taken account of their views when reviewing the incentive designs. This has been seen in two ways: i) in the alignment of the senior leadership population with the Board and the Executive Committee through the cascading down of the free cash flow performance condition in the long-term plan; and ii) in the greater differentiation that has been built into both short and long-term plans with individual performance being more rigorously measured and directly affecting award sizes. The Committee will continue to take an active interest in investors’ views and the voting on the remuneration report. As such, it hopes to receive your support at the AGM on 27 July 2010.
/s/ Luc Vandevelde
Luc Vandevelde
Chairman of the Remuneration Committee
18 May 2010
Contents
The detail of this remuneration report is set out over the following pages, as follows:

Page 57 –	Remuneration Committee

Page 58 –	Overview of remuneration philosophy

Page 59 –	The remuneration package

Page 61 –	Awards made to executive directors during the 2010 financial year

Page 61 –	Amounts executive directors will actually receive in the 2011 financial year

Page 62 –	Other considerations

Page 63 –	Audited information for executive directors

Page 66 –	Non-executive directors remuneration

Page 66 –	Audited information for non-executive directors’ serving during the year ended 31 March 2010

Page 67 –	Beneficial interests
Remuneration Committee
The Remuneration Committee is comprised to exercise independent judgement and consists only of independent non-executive directors. For further details, the terms of reference can be found on page 53.
Remuneration Committee

Chairman	Luc Vandevelde

Committee members	Simon Murray
Anthony Watson
Philip Yea

Management attendees
Chief Executive	Vittorio Colao

Group HR Director	Ronald Schellekens

Group Reward Director	Tristram Roberts (until 31 October 2009)

Head of Group Reward	Adam Parsons (1 November 2009 to 31 March 2010)

External advisors
During the year Towers Watson supplied market data and advice on market practice and governance. PricewaterhouseCoopers LLP provided performance analysis and advice on plan design and performance measures. Both advisors were appointed by the Remuneration Committee in 2007.
The advisors also provided advice to the Company on general human resource and compensation related matters. In addition, PricewaterhouseCoopers LLP also provided a broad range of tax, share scheme and advisory services to the Group during the 2010 financial year.
As noted in his biographical details on page 49 of this annual report, during the year Philip Yea joined an advisory board for PricewaterhouseCoopers LLP. In light of their role as advisor to the Remuneration Committee on remuneration matters, this appointment was considered by the Committee and it was determined that there is no conflict or potential conflict arising.
Meetings
The Remuneration Committee had five meetings during the year.

Vodafone Group Plc Annual Report 2010  57

Directors’ remuneration continued

Overview of remuneration philosophy
Remuneration policy
The Remuneration Committee commissioned a full review of the reward arrangements for the Company’s executive directors in the 2008 financial year and the remuneration policy was last updated at this point. The policy is felt to be appropriate for the coming financial year.

Vodafone wishes to provide a level of remuneration which attracts, retains and motivates executive directors of the highest calibre. To maximise the effectiveness of the remuneration policy careful consideration will be given to aligning the remuneration package with shareholder interests and best practice.
The aim is to target an appropriate level of remuneration for managing the business in line with the strategy. There will be the opportunity for executive directors to achieve significant upside for truly exceptional performance.
In setting total remuneration the Remuneration Committee will consider a relevant group of comparators which will be selected on the basis of the role being considered. Typically no more than three reference points will be used. These will be as follows: top European companies, top UK companies and, particularly for scarce skills, the relevant market in question.
These comparators reflect the fact that currently the majority of the business is in Europe, the Company’s primary listing is in the UK and that the Remuneration Committee is aware that, in some markets, the competition is tough for the very best talent.
A high proportion of total remuneration will be awarded through short-term and long-term performance related remuneration. The Remuneration Committee believes that incorporating and setting appropriate performance measures and targets in the package is paramount – this will be reflected in an appropriate balance of operational and equity performance.
Finally, to fully embed the link to shareholder alignment, all executive directors are expected to comply with the rigorous and stretching share ownership requirements set by the Remuneration Committee.
Summary of key reward philosophies
Link to business strategy
•	Performance conditions have been determined to align with business strategy and to maximise shareholder value.

•	The annual bonus continues to support the short-term operational performance of the business by measuring against the business fundamentals of revenue, profit, cash flow and competitive performance.

•	The long-term incentive measures performance against:
–	free cash flow, which is believed to be the single most important operational measure; and

–	total shareholder return (‘TSR’) relative to our key competitors.
Shareholder alignment
•	The executives are required to meet stretching share ownership requirements which are supported by the opportunity to invest into the long-term incentive plan.

•	The performance conditions on the long-term incentive plan are there to underpin shareholder value creation.
Summary of key reward philosophies (continued)
Risk and reward
•	In setting the balance between base salary, annual bonus and long-term incentive levels, the Remuneration Committee has considered the risk involved in the incentive schemes and is satisfied that the following design elements mitigate the principal risks:
•	the heavy weighting towards long-term incentives;

•	the need for short-term incentive payouts to be used to purchase and hold investment shares in order to fully participate in the long-term arrangements; and

•	the enhanced weighting on non-financial measures in the short-term plan.
•	The Remuneration Committee will continue to consider the risks involved in the incentive plans on an on-going basis.
Changes to plans for the 2011 financial year
The table below sets out any changes to the individual elements of the reward package for the 2011 financial year:

Reward elements	2011 financial year

Base salary	No change to the benchmarking policy.

Annual bonus	There has been a re-balancing of the weighting for the performance measures to focus on service revenue. A competitive performance assessment has been introduced which incorporates net promotor score and in some markets customer delight index.

Long-term incentive plan	No change to the plan design.

Investment opportunity	No changes to the level of investment an individual may make.

Setting remuneration levels
The remuneration package for executive directors is benchmarked by reference to total data for the base salary, annual bonus and long-term incentive levels combined. The principal comparator group (used for benchmarking only) is made up of 28 top European companies excluding any in the financial services sector.
When undertaking the benchmarking process the Remuneration Committee makes assumptions that individuals will invest their own money into the long-term incentive plan. This means that individuals will need to make a significant investment in order to achieve a market competitive level of remuneration.
Comparison of the ratio of fixed pay to variable pay
The base salary and pension contributions to executives are considered to be fixed levels of remuneration. The annual bonus and the long-term incentive awards are variable, i.e. the actual value the executive receives will depend on the performance of the Company.
As can be seen below the variable elements of the executive directors remuneration package are in excess of 77% assuming target performance, maximum co-investment and no movement in current share price.
Analysis of executive directors pay as a percentage of total package

58  Vodafone Group Plc Annual Report 2010

Governance
The remuneration package
The table below summarises the plans used to reward the executive directors in the 2010 financial year.

	Summary	Grant policy

Base salary
	• Set by the Remuneration Committee as part of the overall benchmarking process (see previous page).	• Base salaries set annually on 1 July.

• Benchmark assumed to be the market level for the role.

Annual bonus
Group Short-Term Incentive Plan (‘GSTIP’)(1)	Remuneration Committee reviews performance against targets over the financial year. Actual results measured against the budget set at the start of the year.

Summary of the plan in the 2010 financial year

•     2010 performance measures:

–     Three key financial measures: operating profit (25%), service revenue (25%) and free cash flow (35%); and

–     Customer delight (15%) – customer satisfaction is a key component in the Group’s success.

Changes for the 2011 financial year

•     Performance measures for the 2011 financial year:

–     Rebalance of weightings to focus on service revenue to stimulate top line growth;

–     Introduction of a competitive performance assessment to include customer satisfaction; and

–     Split of measures for the 2011 financial year: operating profit (20%), service revenue (30%), free cash flow (20%) and competitive performance assessment (30%).

•     Bonus levels reviewed annually. Mix of performance measures and the performance targets also reviewed.

•     Annual bonus paid in cash in June each year for performance over the previous financial year.

•     Target bonus is 100% of base salary earned over the financial year.

•     Maximum bonus is 200% of base salary earned and is only paid out for exceptional performance.

Long-term incentives (details on page 60)
Global long-term incentive plan (‘GLTI’) base awards
•     Long-term incentive all delivered in performance shares.

•     Base award has vesting period of three years, subject to a matrix of two performance measures over this period:

–     Firstly, an operational performance measure (free cash flow); and

–     Secondly, an equity performance multiplier (relative TSR).

•     Performance details set out in more detail on page 60.

•     Base award set annually and made in June.

•     The Chief Executive’s base award will have a target face value of 137.5% of base salary (maximum 550%) in June 2010.

•     The base award for other executive directors will have a target face value of 110% of base salary (maximum 440%) in June 2010.

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

•     Matching award made annually in June in line with the investment made.

•     Executive directors can co-invest up to two times net base salary.

•     Matching award will have a face value equal to 50% of the equivalent multiple of gross basic salary invested.

Share ownership requirements	• Option to co-invest into the GLTI plan designed to encourage executives to meet their share ownership requirements.	• The Chief Executive is required to hold four times base salary.

	• Ownership against the requirements must be met after five years. • Progress towards this requirement reviewed by the Remuneration Committee before granting long-term awards.	• Other executive directors are required to hold three times base salary.

Other remuneration Defined benefit pension

•     The Chief Financial Officer is a member of the UK defined benefit scheme for pensionable salary up to the scheme cap of £110,000. Details of this are set out in the pensions table on page 63. He receives the cash allowance set out below on pensionable salary over the scheme cap.
• The Chief Financial Officer is the only executive director to receive this benefit. • The UK defined benefit scheme closed to future accrual by existing members on 31 March 2010.

Defined contribution pension/cash allowance	• The pension contribution or cash allowance is available for the executives to make provisions for their retirement.	• 30% of basic salary taken either as a cash payment or a pension contribution.

Benefits
	• Company car or cash allowance worth £19,200 per annum.	• Benefits reviewed from time to time.

• Private medical insurance.

• Chauffeur services, where appropriate, to assist with their role.

Note:
(1)	GSTIP targets are not disclosed as they are commercially sensitive.
Vodafone Group Plc Annual Report 2010  59

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
•	Verizon Wireless additional distributions;

•	Foreign exchange movements over the performance period; and

•	Material one-off tax settlements.
The cumulative adjusted free cash flow target and range for awards in the 2011, 2010 and 2009 financial years are set out in the table below:

	2011		2010		2009
		Vesting		Vesting		Vesting
Performance	£bn	percentage	£bn	percentage	£bn	percentage

Threshold	17.50	50%	15.50	50%	15.50	50%
Target	20.50	100%	18.00	100%	17.50	100%
Superior	21.75	150%	19.25	150%	18.50	150%
Maximum	23.00	200%	20.50	200%	19.50	200%

The target free cash flow level is set by reference to the Company’s three year plan and market expectations. The Remuneration Committee consider the 2011, 2010 and 2009 targets to be stretching ones.
TSR out-performance of a peer group median
We have a limited number of appropriate peers and this makes the measurement of a relative ranking system volatile. As such, the out-performance of the median of a peer group is felt to be the most appropriate TSR measure. The peer group for the performance condition for the 2011, 2010 and 2009 financial years is:
•	BT Group;

•	Deutsche Telekom;

•	France Telecom;

•	Telecom Italia;

•	Telefonica; and

•	Emerging market composite (consists of the average TSR performance of Bharti, MTN and Turkcell).
The relative TSR position will determine the performance multiplier. This will be applied to the free cash flow vesting percentage. There will be no multiplier until TSR performance exceeds median. Above median the following table will apply to the 2011, 2010 and 2009 financial years (with linear interpolation between points):

Out-
performance
of peer group
	median	Multiplier

Median	0.0%p.a.	No increase
65th percentile	4.5%p.a.	1.5 times
80th percentile (upper quintile)	9.0%p.a.	2.0 times

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
The free cash flow performance is externally verified and approved by the Remuneration Committee. The performance assessment in respect of the TSR out-performance of a peer group median is undertaken by PricewaterhouseCoopers LLP.
60  Vodafone Group Plc Annual Report 2010

Governance
Awards made to executive directors during the 2010 financial year

Reward elements	Vittorio Colao	Andy Halford	Michel Combes	Stephen Pusey

Base salary	Vittorio’s base salary was not increased from £975,000 in July 2009.	Andy’s base salary was not increased from £674,100 in July 2009.	Michel’s base salary increased from £720,000 to £740,000 on 1 June 2009 on promotion to	Stephen’s base salary increased from £445,200 to £500,000 on 1 June 2009 on promotion to
			the Board.	the Board.

Annual bonus	The target bonus was £975,000 and the maximum bonus was £1,950,000.	The target bonus was £674,100 and the maximum bonus was £1,348,200.	The target bonus was £736,667 and the maximum bonus was £1,473,334.	The target bonus was £490,867 and the maximum bonus was £981,734.

Long-term incentive plan	In June 2009 the base award for the Chief Executive had a face value of 137.5% of base salary at target.	In July 2009 the base award for the Chief Financial Officer had a face value of 110% of base salary at target.	In June 2009 the base award for the Chief Executive, Europe had a face value of 110% of base salary at target.	In June 2009 the base award for the Chief Technology Officer had a face value of 110% of base salary at target.

Investment opportunity	Vittorio invested 55% of the maximum into the GLTI plan (529,098 shares) and therefore received a matching award with a face value of 55% base salary at target.	Andy invested 73% of the maximum into the GLTI plan (486,146 shares) and therefore received a matching award with a face value of 73% base salary at target.	Michel invested 21% of the maximum into the GLTI plan (156,014) shares and therefore received a matching award with a face value of 21% base salary at target.	Stephen invested 30% of the maximum into the GLTI plan (147,896 shares) and therefore received a matching award with a face value of 30% base salary at target.

Amounts executive directors will actually receive in the 2011 financial year
As previously explained a very large percentage of the executive directors’ package is made up of variable pay subject to performance. The information below explains what the executive directors who were on the Board on 31 March 2010 will actually receive from awards made previously with performance conditions which ended on 31 March 2010 but that will vest in the 2011 financial year.
As previously noted there were no salary increases, other than for promotions, for the executive directors during the 2010 financial year. However the Remuneration Committee felt that it was appropriate to review base salary levels for the 2011 financial year. Accordingly, the new salaries shown below will become effective 1 July 2010. In the case of Vittorio Colao this is his first increase since his promotion to the role of Chief Executive two years ago and reflects his outstanding leadership of the Company in a very difficult environment.
The executive directors 2009/10 GSTIP is payable in June 2010 with actual payments detailed in the table below. Vittorio Colao, Andy Halford and Stephen Pusey were measured solely against Group performance, whilst Michel Combes was measured on both Group and Europe Region performance. Group performance was at or above target for each of the key financial measures particularly with respect to free cash flow.
Later in 2010 the GLTI share options granted in 2007 will vest. The threshold relative TSR performance target for the 2007 GLTI performance shares was met and, as such, shares will vest from this award at 25%. In all cases performance was determined at 31 March 2010 year end. These figures are set out in the table below (only the 2009/10 GSTIP payment is included in the audited section towards the end of the directors’ remuneration report).

	Vittorio Colao	Andy Halford	Michel Combes	Stephen Pusey

Base salary
Base salary effective from July 2010	£1,065,000	£700,000	£770,000	£550,000

GSTIP (Annual bonus)(1)
Target (100% of base salary earned over 2010)	£975,000	£674,100	£736,667	£490,867
Percentage of target achieved for the 2010 financial year	128.7%	128.7%	111.0%	128.7%
Actual bonus payout in June 2010	£1,254,825	£867,567	£817,700	£631,746

GLTI share options
Exercise price	162.5p	162.5p	—	162.5p
GLTI share options awarded in July 2007	3,003,575	2,295,589	—	947,556
Vesting percentage based on three year earnings per share (‘EPS’) growth	100%	100%	—	100%
GLTI share options vesting in 2010	3,003,575	2,295,589	—	947,556

GLTI performance shares
GLTI performance share awarded in July 2007	1,557,409	1,190,305	—	491,325
Vesting percentage based on relative TSR	25%	25%	—	25%
GLTI performance shares vesting in 2010	389,352	297,576	—	122,831

Note:
(1)	More information on key performance indicators, against which Group performance is measured, can be found in “Key performance indicators” on page 24.
Vodafone Group Plc Annual Report 2010  61

Directors’ remuneration continued

Other considerations
Service contracts of executive directors
The Remuneration Committee has determined that after an initial term of up to two years’ duration executive directors’ contracts should thereafter have rolling terms and be terminable on no more than one year’s notice.
All current executive directors’ contracts have an indefinite term (to normal retirement date) and one year notice periods. No payments should normally be payable on termination other than the salary due for the notice period and such entitlements under incentive plans and benefits that are consistent with the terms of such plans.

Date of
	service agreement	Notice period

Vittorio Colao	27 May 2008	12 months
Andy Halford	20 May 2005	12 months
Michel Combes	1 June 2009	12 months
Stephen Pusey	1 June 2009	12 months

Fees retained for external non-executive directorships
Executive directors may hold positions in other companies as non-executive directors. In the 2010 financial year Michel Combes was the only executive director with such a position held at AS System SA. He retained fees of €33,120 in relation to this position over the full financial year. Fees were retained in accordance with Group policy.
Cascade to senior management
The principles of the policy are cascaded, where appropriate, to the other members of the Executive Committee as set out below.

Cascade of policy to Executive Committee – 2010 financial year

Total remuneration and base salary
Methodology consistent with the executive directors.

Annual bonus
The annual bonus is based on the same measures. However in some circumstances these are measured within a region or business area rather than across the whole Group.

Long-term incentive
The long-term incentive is consistent with the executive directors including the opportunity to invest in the GLTI to receive matching awards. In addition, Executive Committee members have a share ownership requirement of two times base salary.

All-employee share plans
The executive directors are also eligible to participate in the all-employee plans.

Summary of plans

Global AllShare Plan
A significant number of employees were granted an award of 340 shares AllShares each on 1 July 2009. These awards vest after two years. In March 2010 the Remuneration Committee stated there would be no further grants.

Sharesave
The Vodafone Group 2008 Sharesave Plan is an HM Revenue & Customs (‘HMRC’) approved scheme open to all permanently employed UK staff. Options under the plan are granted at up to a 20% discount to market value. Executive directors’ participation is included in the option table on page 65.

Share Incentive Plan
The Vodafone Share Incentive Plan is an HMRC approved plan open to all staff permanently employed by a Vodafone Company in the UK. Participants may contribute up to a maximum of £125 per month which the trustee of the plan uses to buy shares on their behalf. An equivalent number of shares are purchased with contributions from the employing company. UK based executive directors are eligible to participate.

Dilution
All awards are made under plans that incorporate dilution limits as set out in the guidelines for share incentive schemes published by the Association of British Insurers. The current estimated dilution from subsisting awards, including executive and all-employee share awards, is approximately 3.1% of the Company’s share capital at 31 March 2010 (3.3% at 31 March 2009).
Funding
A mixture of newly issued shares, treasury shares and shares purchased in the market by the employee benefit trust is used to satisfy share-based awards. This policy is kept under review.
Other matters
The share incentive plan and the co-investment into the GLTI plan include restrictions on the transfer of shares while the shares are subject to the plan. Where, under an employee share plan operated by the Company, participants are the beneficial owners of the shares but not the registered owner, the voting rights are normally exercised by the registered owner at the discretion of the participant.
All of the Company’s share plans contain provisions relating to a change of control. Outstanding awards and options would normally vest and become exercisable on a change of control subject to the satisfaction of any performance conditions at that time.
TSR performance
The following chart shows the performance of the Company relative to the FTSE100 index and FTSE Global Telecoms index. We were a constituent of both throughout the 2010 financial year.
Five year historical TSR performance growth in the value of a hypothetical £100 holding over five years. FTSE 100 and FTSE Global Telecoms comparison based on spot values
Notes:
(1)	Graph provided by Towers Watson and calculated according to a methodology that is compliant with the requirements of The Large and Medium Sized Companies and Groups (Accounts & Reports) Regulation 2008.

(2)	Data sources: FTSE and Datastream.

(3)	Performance of the Company shown by the graph is not indicative of vesting levels under the Company’s various incentive plans.

62  Vodafone Group Plc Annual Report 2010

Governance
Audited information for executive directors
Remuneration for the year ended 31 March 2010
The remuneration of executive directors was as follows:

	Salary/fees		Incentive schemes(1)		Cash in lieu of pension		Benefits/other(2)		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

Chief Executive Vittorio Colao	975	932	1,255	881	292	280	146	171	2,668	2,264
Other executive directors Andy Halford	674	666	868	650	169	167	26	25	1,737	1,508
Michel Combes	737	—	818	—	221	—	52	—	1,828	—
Stephen Pusey	491	—	632	—	147	—	38	—	1,308	—
Former Chief Executive Arun Sarin	—	436	—	434	—	—	—	553	—	1,423

Total	2,877	2,034	3,573	1,965	829	447	262	749	7,541	5,195

Notes:

(1)	These figures are the cash payouts from the 2010 financial year Vodafone Group Short-Term Incentive Plan applicable to the year ended 31 March 2010. These awards are in relation to the performance against targets in adjusted operating profit, service revenue, free cash flow, total communications revenue and customer delight index for the financial year ended 31 March 2010.

(2)	Includes amounts in respect of cost of living allowance, private healthcare and car allowance.
The aggregate remuneration we paid to our collective senior management(1) for services for the year ended 31 March 2010 is set out below. The aggregate number of senior management at 31 March 2010 was eight, the same as at 31 March 2009.

	2010	2009
	£’000	£’000

Salaries and fees	3,655	3,896
Incentive schemes(2)	4,417	2,984
Cash in lieu of pension	164	399
Benefits/other	3,376	2,949

Total	11,612	10,228

Notes:

(1)	Aggregate remuneration for senior management is in respect of those individuals who were members of the Executive Committee during the year ended 31 March 2010, other than executive directors, and reflects compensation paid from either 1 April 2009 or date of appointment to the Executive Committee, to 31 March 2010 or date of leaving, where applicable.

(2)	Comprises the incentive scheme information for senior management on an equivalent basis to that disclosed for directors in the table at the top of this page. Details of share incentives awarded to directors and senior management are included in footnotes to “Long-term incentives” on page 64.
Pensions
Vittorio Colao, Michel Combes and Stephen Pusey have elected to take a cash allowance of 30% of base salary in lieu of pension contributions.
Andy Halford was a contributing member of the Vodafone Group Pension Scheme, a UK defined benefit scheme approved by HMRC until 31 March 2010. The scheme provides a benefit of two-thirds of pensionable salary after a minimum of 20 years’ service. The normal retirement age is 60 but directors may retire from age 55 with a pension proportionately reduced to account for their shorter service, but with no actuarial reduction. Andy’s pensionable salary is capped in line with the Vodafone Group pension scheme rules at £110,000. Andy has elected to take a cash allowance of 30% of base salary in lieu of pension contributions on salary above the scheme cap. Liabilities in respect of the pension schemes in which the executive directors participate are funded to the extent described in note 23 to the consolidated financial statements. In January 2010 Vodafone confirmed it would close its UK defined benefit scheme to future accrual by existing members on 31 March 2010. From 1 April 2010 Andy Halford will be paid a cash allowance in lieu of pension of 30% of his full basic salary.
All the individuals referred to above are provided benefits in the event of death in service. They also have an entitlement under a long-term disability plan from which two-thirds of base salary, up to a maximum benefit determined by the insurer, would be provided until normal retirement date.
Pension benefits earned by the directors serving during the year ended 31 March 2010 were:

							Transfer value	Employer
					Change in	Change in	of increase	allocation/
		Change in			transfer value	accrued	in accrued	contribution
	Total accrued	accrued	Transfer	Transfer	over year less	benefit in	benefit net	to defined
	benefit at 31	benefit over	value at 31	value at 31	member	excess of	of member	contribution
	March 2010(1)	the year(1)	March 2010(2)	March 2009(2)	contributions	inflation	contributions	plans
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

Vittorio Colao	—	—	—	—	—	—	—	—
Andy Halford	17.8	(6.5)	628.0	543.6	80.6	(6.2)	—	—
Michel Combes	—	—	—	—	—	—	—	—
Stephen Pusey	—	—	—	—	—	—	—	—

Notes:

(1)	Andy Halford took the opportunity to take early retirement from the pension scheme due to the closure of the scheme on 31 March 2010. In accordance with the scheme rules, his accrued pension at this date was reduced with an early retirement factor for four years to reflect the fact that his pension is being paid before age 55 and is therefore expected to be paid out for a longer period of time. In addition, Andy Halford exchanged part of his early retirement pension at 31 March 2010 for a tax-free cash lump sum of £118,660. The accrued benefit of £17,800 shown above is Andy Halford’s pension after the application of an early retirement factor and after cash has been taken. There is therefore a negative change in accrued benefit over the year. The accrued pension benefits earned by the directors are those which would be paid annually on retirement, based on service to the end of the year, at the normal retirement age. The increase in accrued pension excludes any increase for inflation.

(2)	The transfer values 31 March 2010 have been calculated on the basis and methodology set by the Trustees after taking actuarial advice. No director elected to pay additional voluntary contributions. The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the pension scheme.
In respect of senior management, the Group has made aggregate contributions of £851,000 into defined contribution pension schemes and had a total service cost of £360,000 for defined pension liabilities.
Vodafone Group Plc Annual Report 2010   63

Directors’ remuneration continued
Directors’ interests in the shares of the Company
Historic medium-term incentives
This table shows conditional awards of ordinary shares made in prior periods to executive directors under the Deferred Share Bonus (‘DSB’). Shares which vested during the year ended 31 March 2010 are also shown below:

		Shares forfeited	Shares vested
	Total interest	during the year in respect	during the year in respect
	in DSB at	of the 2008 and	of the 2008 and 2009	Total interest in DSB
	1 April 2009	2009 financial years	financial years(1)(2)	at 31 March 2010
	Number	Number	Number	Number	Total value
	of shares	of shares	of shares	of shares	£’000

Vittorio Colao	153,671	—	153,671	—	—
Andy Halford	275,820	—	275,820	—	—
Michel Combes	—	—	—	—	—
Stephen Pusey	93,670	—	93,670	—	—

Total	523,161	—	523,161	—	—

Notes:

(1)	The shares vesting gave rise to cash payments equal to the equivalent value of dividends over the vesting period. These cash payments equated to £23,481 for Vittorio Colao, £42,145 for Andy Halford and £14,313 for Stephen Pusey.

(2)	Shares granted on 15 June 2007 vested on 15 June 2009. The closing mid-market share prices at these dates were 163.2 pence and 112.9 pence respectively. The performance condition for this award was a requirement to achieve 85% of the cumulative planned free cash flow target for the 2008 and 2009 financial years, which was met in full.
No shares were awarded during the year under the deferred share bonus to any of the Company’s directors or senior management.
Long-term incentives
Performance shares
Conditional awards of ordinary shares made to executive directors under the Vodafone Group Plc 1999 Long-Term Stock Incentive Plan (‘LTSIP’) and the Vodafone Global Incentive Plan (‘GIP’) for the relevant financial years are shown below. Long-term incentive shares that vested during the year ended 31 March 2010 are also shown below:

	Total interest
	in performance	Shares	Shares
	shares at	conditionally	forfeited	Shares	Total interest		Market
	1 April 2009	awarded	during	vested during	in performance		price at date
	or date of	during the 2010	the 2010	the 2010	shares at		awards
	appointment	financial year(1)	financial year(2)	financial year	31 March 2010(3)	Total value(4)	granted	Vesting date
	Number	Number	Number	Number	Number
	of shares	of shares	of shares	of shares	of shares	£’000	Pence

Vittorio Colao
2006	1,073,465	—	(1,073,465)	—	—	—	115.75	Jul 2009
2007	1,557,409	—	—	—	1,557,409	2,367	156.00	Jul 2010
2008	7,127,741	—	—	—	7,127,741	10,834	129.95	Jul 2011
2009	—	6,382,861	—	—	6,382,861	9,702	117.20	Jul 2012

Total	9,758,615	6,382,861	(1,073,465)	—	15,068,011	22,903

Andy Halford
2006	946,558	—	(946,558)	—	—	—	115.75	Jul 2009
2007	1,190,305	—	—	—	1,190,305	1,809	156.00	Jul 2010
2008	4,357,399	—	—	—	4,357,399	6,623	129.95	Jul 2011
2009	—	4,201,690	—	—	4,201,690	6,387	117.20	Jul 2012

Total	6,494,262	4,201,690	(946,558)	—	9,749,394	14,819

Michel Combes
2006	—	—	—	—	—	—	—	Jul 2009
2007	—	—	—	—	—	—	—	Jul 2010
2008	3,326,701	—	—	—	3,326,701	5,057	129.95	Jul 2011
2009	—	3,305,625	—	—	3,305,625	5,025	117.20	Jul 2012

Total	3,326,701	3,305,625	—	—	6,632,326	10,082

Stephen Pusey
2006	319,680	—	(319,680)	—	—	—	115.75	Jul 2009
2007	491,325	—	—	—	491,325	747	156.00	Jul 2010
2008	1,442,976	—	—	—	1,442,976	2,193	129.95	Jul 2011
2009	—	2,383,697	—	—	2,383,697	3,623	117.20	Jul 2012

Total	2,253,981	2,383,697	(319,680)	—	4,317,998	6,563

Notes:

(1)	The awards were granted during the year under the Vodafone Global Incentive Plan using an average of the closing share prices on each of the five working days prior to and including 29 June being 117.5 pence. These awards have a performance period running from 1 April 2009 to 31 March 2012. The performance conditions are a matrix of free cash flow performance and relative total shareholder return. The vesting date will be in June 2012.

(2)	Shares granted on 25 July 2006 were forfeited on 25 July 2009. The performance condition on these awards was a relative total shareholder return measure against the companies making up the FTSE Global Telecoms index at the start of the performance period. This condition was not met.

(3)	The total interest at 31 March 2010 includes awards over three different performance periods ending on 31 March 2010, 31 March 2011 and 31 March 2012. The performance condition for the award vesting in July 2010 is relative shareholder return measured against companies from the FTSE Global Telecoms index taken at the start of the performance period.

(4)	The total value is calculated using the closing mid-market share price at 31 March 2010 of 152.0 pence.
The aggregate number of shares conditionally awarded during the year to the Company’s senior management is 14,142,323 shares. The performance and vesting conditions on the shares awarded in the year are based on a matrix of free cash flow performance and relative total shareholder return.
64    Vodafone Group Plc Annual Report 2010

Governance
Share options
No options have been granted to directors during the 2010 financial year. The following information summarises the directors’ options under the Vodafone Group 1998 Sharesave Scheme, the Vodafone Group 2008 Sharesave Plan, the Vodafone Group 1998 Company Share Option Scheme (‘CSOS’), the LTSIP and the GIP HMRC approved awards may be made under all of the schemes above. The table also summarises the directors’ options under the Vodafone Group 1998 Executive Share Option Scheme (‘ESOS’) which is not HMRC approved. No other directors have options under any of these schemes.
In the past, options under the Vodafone Group 1998 Sharesave Scheme were granted at a discount of 20% to the market value of the shares and options under the Vodafone Group 2008 Sharesave Plan may be granted at a discount of 20% to the market value of the shares at the time of the grant. No other options may be granted at a discount.

			Options	Options	Options
		At	granted	exercised	lapsed
		1 April 2009	during the	during the	during the	Options				Market
		or date of	2010 financial	2010 financial	2010 financial	held at	Option	Date from		price on
	Grant	appointment	year	year	year	31 March 2010	price	which	Expiry	exercise
	date(1)	Number	Number	Number	Number	Number	Pence(2)	exercisable	date	Pence

Vittorio Colao
GIP	Nov 2006	3,472,975	—	—	—	3,472,975	135.50	Nov 2009	Nov 2016	—
GIP	Jul 2007	3,003,575	—	—	—	3,003,575	167.80	Jul 2010	Jul 2017	—
SAYE	Jul 2009	—	16,568	—	—	16,568	93.85	Sep 2014	Feb 2015	—

Total		6,476,550	16,568	—	—	6,493,118

Andy Halford
CSOS	Jul 1999	11,500	—	—	(11,500)	—	255.00	Jul 2002	Jul 2009	—
ESOS	Jul 1999	114,000	—	—	(114,000)	—	255.00	Jul 2002	Jul 2009	—
CSOS	Jul 2000	200	—	—	—	200	282.30	Jul 2003	Jul 2010	—
ESOS	Jul 2000	66,700	—	—	—	66,700	282.30	Jul 2003	Jul 2010	—
LTSIP	Jul 2001	152,400	—	—	—	152,400	151.56	Jul 2004	Jul 2011	—
LTSIP	Jul 2002	94,444	—	(94,444)	—	—	90.00	Jul 2005	Jul 2012	146.70
LTSIP	Jul 2003	233,333	—	(233,333)	—	—	119.25	Jul 2006	Jul 2013	146.70
LTSIP	Jul 2004	226,808	—	(226,808)	—	—	119.00	Jul 2007	Jul 2014	146.70
LTSIP	Jul 2005	1,291,326	—	—	—	1,291,326	145.25	Jul 2008	Jul 2015	—
GIP	Jul 2006	3,062,396	—	(3,062,396)	—	—	115.25	Jul 2009	Jul 2016	146.70
SAYE	Jul 2006	10,202	—	(10,202)	—	—	91.64	Sep 2009	Feb 2010	131.95
GIP	Jul 2007	2,295,589	—	—	—	2,295,589	167.80	Jul 2010	Jul 2017	—
SAYE	Jul 2009	—	9,669	—	—	9,669	93.85	Sep 2012	Feb 2013	—

Total		7,558,898	9,669	(3,627,183)	(125,500)	3,815,884

Stephen Pusey
GIP	Nov 2006	1,034,259		—	—	1,034,259	135.50	Nov 2009	Nov 2016	—
GIP	Jul 2007	947,556		—	—	947,556	167.80	Jul 2010	Jul 2017	—
SAYE	Jul 2009	—	9,669	—	—	9,669	93.85	Sep 2012	Feb 2013	—

Total		1,981,815	9,669	—	—	1,991,484

Michel Combes
SAYE	Jul 2009	—	9,669	—	—	9,699	93.85	Sep 2012	Feb 2013	—

Total		—	9,669	—	—	9,699

Notes:

(1)	The unvested award granted in July 2007 has a performance period ending on 31 March 2010. The performance condition for this award is three year EPS growth ranges of 5% to 8% per annum.

(2)	The closing mid-market share price on 31 March 2010 was 152.0 pence. The highest mid-market share price during the year was 153.8 pence and the lowest price was 111.2 pence.
Vodafone Group Plc Annual Report 2010   65

Directors’ remuneration continued

Non-executive directors’ remuneration
The remuneration of non-executive directors is reviewed annually by the Board, excluding the non-executive directors. Our policy is to pay competitively for the role including consideration of the time commitment required. In this regard, the fees are benchmarked against a comparator group of the current FTSE 15 companies. Following the 2010 review there will be an increase to the fees from 1 April 2010:

	Fees payable (£’000s)
	From	From
Position/role	1 April 2010	1 April 2009

Chairman(1)	600	575
Deputy Chairman	160	155
Non-executive director	115	110
Chairmanship of Audit Committee	25	25
Chairmanship of Remuneration Committee	20	20

Note:

(1)	From 1 April 2010 the Chairman’s fee also includes the fee for the Chairmanship of the Nominations and Governance Committee.
In addition, an allowance of £6,000 is payable each time a non-Europe based non-executive director is required to travel to attend Board and committee meetings to reflect the additional time commitment involved.
Details of each non-executive director’s remuneration for the 2010 financial year are included in the table below.
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

	Date of	Date of
	letter of appointment	re-election

John Buchanan	28 April 2003	AGM 2010
Alan Jebson	7 November 2006	AGM 2010
Samuel Jonah	9 March 2009	AGM 2010
Nick Land	7 November 2006	AGM 2010
Anne Lauvergeon	20 September 2005	AGM 2010
Simon Murray	16 May 2007	n/a
Luc Vandevelde	24 June 2003	AGM 2010
Anthony Watson	6 February 2006	AGM 2010
Philip Yea	14 July 2005	AGM 2010

Audited information for non-executive directors serving during the year ended 31 March 2010(1):

	Salary/fees		Benefits		Total
	2010	2009	2010	2009	2010	2009
	£’000	£’000	£’000	£’000	£’000	£’000

Chairman Sir John Bond	575	575	3	27	578	602
Deputy Chairman John Buchanan	155	155	—	—	155	155
Non-executive directors Dr Michael Boskin	—	63	—	—	—	63
Alan Jebson	146	146	—	—	146	146
Samuel Jonah	140	—	—	—	140	—
Nick Land	135	127	—	—	135	127
Anne Lauvergeon	110	110	—	—	110	110
Simon Murray	110	110	—	—	110	110
Professor Jürgen Schrempp	—	37	—	—	—	37
Luc Vandevelde	130	130	—	—	130	130
Anthony Watson	110	110	—	—	110	110
Philip Yea	110	110	—	—	110	110

Total	1,721	1,673	3	27	1,724	1,700

Note:

(1)	Former Chairman, Lord MacLaurin, received consulting fees of £42,000 during the year, together with continued benefits valued at £4,700 from his previous arrangements. These arrangements ended in July 2009.
66  Vodafone Group Plc Annual Report 2010

Governance
Beneficial interests
The beneficial interests of directors’ and their connected persons in the ordinary shares of the Company, which includes interests in the Vodafone Share Incentive Plan, but which excludes interests in the Vodafone Group share option schemes, and the Vodafone Group short-term or long-term incentives, are shown below:

			1 April 2009 or
	17 May 2010	31 March 2010	date of appointment

Sir John Bond	357,584	357,584	237,345
John Buchanan	211,055	211,055	211,055
Vittorio Colao	1,575,567	1,575,567	1,046,149
Andy Halford	2,186,709	2,186,541	1,211,095
Michel Combes	392,389	392,223	232,827
Stephen Pusey	402,599	402,599	254,293
Alan Jebson	82,340	82,340	75,000
Samuel Jonah	—	—	—
Nick Land	35,000	35,000	35,000
Anne Lauvergeon	28,936	28,936	28,936
Simon Murray	246,250	246,250	157,500
Luc Vandevelde	72,829	72,829	72,500
Anthony Watson	115,000	115,000	115,000
Philip Yea	61,250	61,250	61,250

At 31 March 2010 and during the period from 1 April 2010 to 17 May 2010, no director had any interest in the shares of any subsidiary company. Other than those individuals included in the table above who were Board members at 31 March 2010, members of the Group’s Executive Committee at 31 March 2010 had an aggregate beneficial interest in 3,229,762 ordinary shares of the Company. At 17 May 2010 the directors had an aggregate beneficial interest in 5,767,508 ordinary shares of the Company and the Executive Committee members had an aggregate beneficial interest in 3,230,262 ordinary shares of the Company. However none of the directors or the Executive Committee members had an individual beneficial interest amounting to greater than 1% of the Company’s ordinary shares.
Interests in share options of the Company
At 17 May 2010 there had been no change to the directors’ interests in share options from 31 March 2010 (see page 65).
Other than those individuals included in the table above, at 17 May 2010, members of the Group’s Executive Committee at that date held options for 4,302,914 ordinary shares at prices ranging from 91.6 pence to 167.8 pence per ordinary share, with a weighted average exercise price of 158.0 pence per ordinary share exercisable at dates ranging from July 2008 to July 2017.
Sir John Bond, John Buchanan, Alan Jebson, Samuel Jonah, Nick Land, Anne Lauvergeon, Simon Murray, Luc Vandevelde, Anthony Watson and Philip Yea held no options at 17 May 2010.
Directors’ interests in contracts
None of the current directors had a material interest in any contract of significance to which the Company or any of its subsidiaries was a party during the financial year.
/s/ Luc Vandevelde
Luc Vandevelde
On behalf of the Board
Vodafone Group Plc Annual Report 2010   67

68   Vodafone Group Plc Annual Report 2010

Financials
Directors’ statement of responsibility

Financial statements and accounting records
Company law of England and Wales requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group at the end of the financial year and of the profit or loss of the Group for that period. In preparing those financial statements the directors are required to:
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
The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and to enable them to ensure that the financial statements comply with the Companies Act 2006 and Article 4 of the EU IAS Regulation. They are also responsible for the system of internal control, for safeguarding the assets of the Company and the Group and, hence, for taking reasonable steps for the prevention and detection of fraud and other irregularities.
Directors’ responsibility statement
The Board confirms to the best of its knowledge:
•	the consolidated financial statements, prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group; and

•	the directors’ report includes a fair review of the development and performance of the business and the position of the Group together with a description of the principal risks and uncertainties that it faces.
Neither the Company nor the directors accept any liability to any person in relation to the annual report except to the extent that such liability could arise under English law. Accordingly any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A of the Financial Services and Markets Act 2000.
Disclosure of information to auditors
Having made the requisite enquiries, so far as the directors are aware, there is no relevant audit information (as defined by Section 418(3) of the Companies Act 2006) of which the Company’s auditors are unaware and the directors have taken all the steps they ought to have taken to make themselves aware of any relevant audit information and to establish that the Company’s auditors are aware of that information.
Going concern
After reviewing the Group’s and Company’s budget for the next financial year, and other longer term plans, the directors are satisfied that, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements. Further detail is included within liquidity and capital resources on pages 41 to 44 and notes 21 and 22 to the consolidated financial statements which include disclosure in relation to the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk.
Management’s report on internal control over financial reporting
As required by Section 404 of the Sarbanes-Oxley Act management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group.
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
Any internal control framework, no matter how well designed, has inherent limitations including the possibility of human error and the circumvention or overriding of the controls and procedures, and may not prevent or detect misstatements. Also projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the policies or procedures may deteriorate.
Management has assessed the effectiveness of the internal control over financial reporting at 31 March 2010 based on the Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’). Based on management’s assessment management has concluded that the internal control over financial reporting was effective at 31 March 2010.
The assessment excluded the internal controls over financial reporting relating to Vodacom because it became a subsidiary during the year as described in note 26 to the consolidated financial statements. Vodacom’s controls will be included in the Group’s assessment at 31 March 2011.
Key sub-totals that result from the consolidation of Vodacom, whose internal controls have not been assessed, are set out below:

£m

Total assets	8,996
Net assets	5,717
Revenue	4,450
Profit for the financial year	122

Management is not required to evaluate the internal controls of entities accounted for under the equity method. Accordingly, the internal controls of these entities, which contributed a net profit of £4,742 million (2009: £4,091 million) to the profit for the financial year, have not been assessed, except relating to controls over the recording of amounts relating to the investments that are recorded in the Group’s consolidated financial statements.
During the period covered by this document there were no changes in the Company’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of the internal controls over financial reporting.
The Company’s internal control over financial reporting at 31 March 2010 has been audited by Deloitte LLP, an independent registered public accounting firm who also audit the Group’s consolidated financial statements. Their audit report on internal controls over financial reporting is on page 70.
By Order of the Board
/s/ RES Martin
Rosemary Martin
Secretary
18 May 2010

Vodafone Group Plc Annual Report 2010   69

Audit report on internal controls

Report of independent registered public accounting firm to the members of Vodafone Group Plc
We have audited the internal control over financial reporting of Vodafone Group Plc and subsidiaries and applicable joint ventures (the ‘Group’) as of 31 March 2010 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in management’s report on internal control over financial reporting, management excluded from its assessment the internal control over financial reporting at Vodacom Group Limited (‘Vodacom’), which became a subsidiary during the year and whose financial statements constitute 6.3% and 5.7% of net and total assets, respectively, 10.0% of revenue, and 1.4% of profit for the financial year of the consolidated financial statements amounts as of and for the year ended 31 March 2010. Accordingly, our audit did not include the internal control over financial reporting at Vodacom. Management is not required to evaluate the internal controls of entities accounted for under the equity method. Accordingly, the internal controls of these entities, which contributed a net profit of £4,742 million (2009: £4,091 million) to the profit for the financial year, have not been assessed, except relating to the Group’s controls over the recording and related disclosures of amounts relating to the investments that are recorded in the consolidated financial statements.
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
In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 March 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Group as of and for the year ended 31 March 2010, prepared in conformity with International Financial Reporting Standards (‘IFRS’), as adopted by the European Union and IFRS as issued by the International Accounting Standards Board. Our report dated 18 May 2010 expressed an unqualified opinion on those financial statements.
/s/ Deloitte LLP
Deloitte LLP
Chartered Accountants and Registered Auditors
London
United Kingdom
18 May 2010

70  Vodafone Group Plc Annual Report 2010

Financials
Critical accounting estimates

The Group prepares its consolidated financial statements in accordance with IFRS as issued by the IASB and IFRS as adopted by the European Union, the application of which often requires judgements to be made by management when formulating the Group’s financial position and results. Under IFRS, the directors are required to adopt those accounting policies most appropriate to the Group’s circumstances for the purpose of presenting fairly the Group’s financial position, financial performance and cash flows.
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
The discussion below should also be read in conjunction with the Group’s disclosure of significant IFRS accounting policies which is provided in note 2 to the consolidated financial statements, “Significant accounting policies”.
Management has discussed its critical accounting estimates and associated disclosures with the Company’s Audit Committee.
Impairment reviews
IFRS requires management to undertake an annual test for impairment of indefinite lived assets and, for finite lived assets, to test for impairment if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.
Impairment testing is an area involving management judgement, requiring assessment as to whether the carrying value of assets can be supported by the net present value of future cash flows derived from such assets using cash flow projections which have been discounted at an appropriate rate. In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of:
•	growth in adjusted EBITDA, calculated as adjusted operating profit before depreciation and amortisation;

•	timing and quantum of future capital expenditure;

•	long term growth rates; and

•	the selection of discount rates to reflect the risks involved.
The Group prepares and approves formal five year management plans for its operations, which are used in the value in use calculations. In certain developing markets the fifth year of the management plan is not indicative of the long-term future performance as operations may not have reached maturity. For these operations, the Group extends the plan data for an additional five year period.
For businesses where the five year management plans are used for the Group’s value in use calculations, a long-term growth rate into perpetuity has been determined as the lower of:
•	the nominal GDP rates for the country of operation; and

•	the long-term compound annual growth rate in adjusted EBITDA in years six to ten estimated by management.
For businesses where the plan data is extended for an additional five years for the Group’s value in use calculations, a long-term growth rate into perpetuity has been determined as the lower of:
• the nominal GDP rates for the country of operation; and
• the compound annual growth rate in adjusted EBITDA in years nine to ten of the management plan.
Changing the assumptions selected by management, in particular the discount rate and growth rate assumptions used in the cash flow projections, could significantly affect the Group’s impairment evaluation and hence results.
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
Determining the fair value of each deliverable can require complex estimates due to the nature of the goods and services provided. The Group generally determines the fair value of individual elements based on prices at which the deliverable is regularly sold on a standalone basis after considering volume discounts where appropriate.
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
Where the Group’s role in a transaction is that of an agent, revenue is recognised on a net basis with revenue representing the margin earned.
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
The complexity of the Group’s structure following its geographic expansion makes the degree of estimation and judgement more challenging. The resolution of issues is not always within the control of the Group and it is often dependent on the efficiency of the legal processes in the relevant taxing jurisdictions in which the Group operates. Issues can, and often do, take many years to resolve. Payments in respect of tax liabilities for an accounting period result from payments on account and on the final resolution of open items. As a result there can be substantial differences between the tax charge in the consolidated income statement and tax payments.
Significant items on which the Group has exercised accounting judgement include a provision in respect of an enquiry from UK HMRC with regard to the CFC tax legislation (see note 29 to the consolidated financial statements), litigation with the Indian tax authorities in relation to the acquisition of Vodafone Essar (see note 29 to the consolidated financial statements) and recognition of a deferred tax asset in respect of the losses arising following the agreement of German tax loss claims (see note 6 of the consolidated financial statements). The amounts recognised in the consolidated financial statements in respect of each matter are derived from the Group’s best estimation and judgement as described above. However the inherent uncertainty regarding the outcome of these items means eventual resolution could differ from the accounting estimates and therefore impact the Group’s results and cash flows.
Vodafone Group Plc Annual Report 2010  71

Critical accounting estimates continued

Recognition of deferred tax assets
The recognition of deferred tax assets is based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in the future against which the reversal of temporary differences can be deducted.Where the temporary differences related to losses, the availability of the losses to offset against forecast taxable profits is also considered.
Recognition therefore involves judgement regarding the future financial performance of the particular legal entity or tax group in which the deferred tax asset has been recognised.
Historical differences between forecast and actual taxable profits have not resulted in material adjustments to the recognition of deferred tax assets.
Business combinations
The recognition of business combinations requires the excess of the purchase price of acquisitions over the net book value of assets acquired to be allocated to the assets and liabilities of the acquired entity. The Group makes judgements and estimates in relation to the fair value allocation of the purchase price. If any unallocated portion is positive it is recognised as goodwill and if negative, it is recognised in the income statement.
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
On transition to IFRS the Group elected not to apply IFRS 3, “Business combinations”, retrospectively as the difficulty in applying these requirements to the large number of business combinations completed by the Group from incorporation through to 1 April 2004 exceeded any potential benefits. Goodwill arising before the date of transition to IFRS, after adjusting for items including the impact of proportionate consolidation of joint ventures, amounted to £78,753 million.
If the Group had elected to apply the accounting for business combinations retrospectively it may have led to an increase or decrease in goodwill and increase in licences, customer bases, brands and related deferred tax liabilities recognised on acquisition.
Finite lived intangible assets
Other intangible assets include the Group’s aggregate amounts spent on the acquisition of 2G and 3G licences, computer software, customer bases, brands and development costs. These assets arise from both separate purchases and from acquisition as part of business combinations.
On the acquisition of mobile network operators the identifiable intangible assets may include licences, customer bases and brands. The fair value of these assets is determined by discounting estimated future net cash flows generated by the asset where no active market for the assets exist. The use of different assumptions for the expectations of future cash flows and the discount rate would change the valuation of the intangible assets.
The relative size of the Group’s intangible assets, excluding goodwill, makes the judgements surrounding the estimated useful lives critical to the Group’s financial position and performance.
At 31 March 2010 intangible assets, excluding goodwill, amounted to £22,420 million (2009: £20,980 million) and represented 14.3% (2009: 13.7%) of the Group’s total assets.
Estimation of useful life
The useful life used to amortise intangible assets relates to the future performance of the assets acquired and management’s judgement of the period over which economic benefit will be derived from the asset. The basis for determining the useful life for the most significant categories of intangible assets is as follows:
Licences and spectrum fees
The estimated useful life is generally the term of the licence unless there is a presumption of renewal at negligible cost. Using the licence term reflects the period over which the Group will receive economic benefit. For technology specific licences with a presumption of renewal at negligible cost, the estimated useful economic life reflects the Group’s expectation of the period over which the Group will continue to receive economic benefit from the licence. The economic lives are periodically reviewed taking into consideration such factors as changes in technology. Historically any changes to economic lives have not been material following these reviews.
Customer bases
The estimated useful life principally reflects management’s view of the average economic life of the customer base and is assessed by reference to customer churn rates. An increase in churn rates may lead to a reduction in the estimated useful life and an increase in the amortisation charge. Historically changes to the estimated useful lives have not had a significant impact on the Group’s results and financial position.
Capitalised software
The useful life is determined by management at the time the software is acquired and brought into use and is regularly reviewed for appropriateness. For computer software licences, the useful life represents management’s view of expected benefits over which the Group will receive benefits from the software, but not exceeding the licence term. For unique software products controlled by the Group, the life is based on historical experience with similar products as well as anticipation of future events which may impact their life such as changes in technology. Historically changes in useful lives have not resulted in material changes to the Group’s amortisation charge.
Property, plant and equipment
Property, plant and equipment also represent a significant proportion of the asset base of the Group being 12.9% (2009: 12.6%) of the Group’s total assets. Therefore the estimates and assumptions made to determine their carrying value and related depreciation are critical to the Group’s financial position and performance.
Estimation of useful life
The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in the consolidated income statement.
The useful lives and residual values of Group assets are determined by management at the time the asset is acquired and reviewed annually for appropriateness. The lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life such as changes in technology. Furthermore network infrastructure is only depreciated over a period that extends beyond the expiry of the associated licence under which the operator provides telecommunications services if there is a reasonable expectation of renewal or an alternative future use for the asset.
Historically changes in useful lives and residual values have not resulted in material changes to the Group’s depreciation charge.
Provisions and contingent liabilities
The Group exercises judgement in measuring and recognising provisions and the exposures to contingent liabilities related to pending litigation or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities (see note 29 to the consolidated financial statements). Judgement is necessary in assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of the financial settlement. Because of the inherent uncertainty in this evaluation process, actual losses may be different from the originally estimated provision.

72   Vodafone Group Plc Annual Report 2010

Financials
Report of independent registered public accounting firm

To the Board of Directors and Shareholders of Vodafone Group plc
We have audited the accompanying consolidated statements of financial position of Vodafone Group plc and subsidiaries (the “Company”) as of 31 March 2010 and 31 March 2009, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statement of cash flows for each of the three years in the period ended 31 March 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 March 2010 and 31 March 2009, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2010, in conformity with International Financial Reporting Standards (“IFRS”) as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board (“IASB”).
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as at 31 March 2010, based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 18 May 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.
/s/ Deloitte LLP

Deloitte LLP
Chartered Accountants and Registered Auditors
London, United Kingdom
18 May 2010

Vodafone Group Plc Annual Report 2010   73

Consolidated income statement
for the years ended 31 March

		2010	2009	2008
	Note	£m	£m	£m

Revenue	3	44,472	41,017	35,478
Cost of sales		(29,439)	(25,842)	(21,890)

Gross profit		15,033	15,175	13,588
Selling and distribution expenses		(2,981)	(2,738)	(2,511)
Administrative expenses		(5,328)	(4,771)	(3,878)
Share of result in associates	14	4,742	4,091	2,876
Impairment losses, net	10	(2,100)	(5,900)	—
Other income and expense		114	—	(28)

Operating profit	4	9,480	5,857	10,047
Non-operating income and expense		(10)	(44)	254
Investment income	5	716	795	714
Financing costs	5	(1,512)	(2,419)	(2,014)

Profit before taxation		8,674	4,189	9,001
Income tax expense	6	(56)	(1,109)	(2,245)

Profit for the financial year		8,618	3,080	6,756

Attributable to:
– Equity shareholders		8,645	3,078	6,660
– Non-controlling interests		(27)	2	96

		8,618	3,080	6,756

Basic earnings per share	8	16.44p	5.84p	12.56p

Diluted earnings per share	8	16.36p	5.81p	12.50p

Consolidated statement of comprehensive income
for the years ended 31 March

	2010	2009	2008
	£m	£m	£m

Gains/(losses) on revaluation of available-for-sale investments, net of tax	206	(2,383)	1,949
Foreign exchange translation differences, net of tax	(1,021)	12,375	5,537
Net actuarial losses on defined benefit pension schemes, net of tax	(104)	(163)	(37)
Revaluation gain	860	68	—
Foreign exchange gains transferred to the income statement	(84)	(3)	(7)
Fair value losses/(gains) transferred to the income statement	3	—	(570)
Other, net of tax	67	(40)	37

Other comprehensive (loss)/income	(73)	9,854	6,909
Profit for the financial year	8,618	3,080	6,756

Total comprehensive income for the year	8,545	12,934	13,665

Attributable to:
– Equity shareholders	8,312	13,037	13,912
– Non-controlling interests	233	(103)	(247)

	8,545	12,934	13,665

The accompanying notes are an integral part of these consolidated financial statements.
74   Vodafone Group Plc Annual Report 2010

Consolidated statement of financial position	Financials
at 31 March

		2010	2009
	Note	£m	£m

Non-current assets
Goodwill	9	51,838	53,958
Other intangible assets	9	22,420	20,980
Property, plant and equipment	11	20,642	19,250
Investments in associates	14	36,377	34,715
Other investments	15	7,591	7,060
Deferred tax assets	6	1,033	630
Post employment benefits	23	34	8
Trade and other receivables	17	2,831	3,069

		142,766	139,670

Current assets
Inventory	16	433	412
Taxation recoverable		191	77
Trade and other receivables	17	8,784	7,662
Other investments	15	388	—
Cash and cash equivalents	18	4,423	4,878

		14,219	13,029

Total assets		156,985	152,699

Equity
Called up share capital	19	4,153	4,153
Additional paid-in capital		153,509	153,348
Treasury shares		(7,810)	(8,036)
Retained losses		(79,655)	(83,820)
Accumulated other comprehensive income		20,184	20,517

Total equity shareholders’ funds		90,381	86,162

Non-controlling interests		3,379	1,787
Put options over non-controlling interests		(2,950)	(3,172)

Total non-controlling interests		429	(1,385)

Total equity		90,810	84,777

Non-current liabilities
Long-term borrowings	22	28,632	31,749
Deferred tax liabilities	6	7,377	6,642
Post employment benefits	23	237	240
Provisions	24	497	533
Trade and other payables	25	816	811

		37,559	39,975

Current liabilities
Short-term borrowings	22	11,163	9,624
Current taxation liabilities		2,874	4,552
Provisions	24	497	373
Trade and other payables	25	14,082	13,398

		28,616	27,947

Total equity and liabilities		156,985	152,699

The consolidated financial statements were approved by the Board of directors on 18 May 2010 and were signed on its behalf by:

/s/ Vittorio Colao	/s/ Andy Halford

Vittorio Colao	Andy Halford
Chief Executive	Chief Financial Officer
The accompanying notes are an integral part of these consolidated financial statements.
Vodafone Group Plc Annual Report 2010   75

Consolidated statement of changes in equity
for the years ended 31 March

										Equity
		Additional			Other comprehensive income					share-	Non-
	Share	paid-in	Treasury	Retained	Currency	Pensions	Investment	Revaluation		holders’	controlling
	capital	capital(1)	shares	losses	reserve	reserve	reserve	surplus	Other	funds	interests	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

1 April 2007	4,172	152,889	(8,047)	(85,253)	101	(59)	3,152	112	—	67,067	226	67,293
Issue or reissue of shares	10	129	191	(60)	—	—	—	—	—	270	—	270
Redemption or cancellation of shares	—	7	—	(7)	—	—	—	—	—	—	—	—
Share-based payment	—	114	—	—	—	—	—	—	—	114	—	114
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	(1,435)	(1,435)
Comprehensive income	—	—	—	6,660	5,873	(37)	1,379	—	37	13,912	(247)	13,665

Profit	—	—	—	6,660	—	—	—	—	—	6,660	96	6,756
OCI – before tax	—	—	—	—	5,827	(47)	1,949	—	37	7,766	(343)	7,423
OCI – taxes	—	—	—	—	53	10	—	—	—	63	—	63
Transfer to the income statement	—	—	—	—	(7)	—	(570)	—	—	(577)	—	(577)

Dividends	—	—	—	(3,653)	—	—	—	—	—	(3,653)	(113)	(3,766)
Equity put rights and similar arrangements	—	—	—	333	—	—	—	—	—	333	—	333
Other	—	—	—	—	—	—	—	—	—	—	(3)	(3)

31 March 2008	4,182	153,139	(7,856)	(81,980)	5,974	(96)	4,531	112	37	78,043	(1,572)	76,471

Issue or reissue of shares	3	4	65	(44)	—	—	—	—	—	28	—	28
Purchase of own shares	—	—	(1,000)	—	—	—	—	—	—	(1,000)	—	(1,000)
Redemption or cancellation of shares	(32)	47	755	(770)	—	—	—	—	—	—	—	—
Share-based payment	—	158	—	—	—	—	—	—	—	158	—	158
Acquisition of subsidiaries	—	—	—	(87)	—	—	—	—	—	(87)	436	349
Comprehensive income	—	—	—	3,078	12,477	(163)	(2,383)	68	(40)	13,037	(103)	12,934

Profit	—	—	—	3,078	—	—	—	—	—	3,078	2	3,080
OCI – before tax	—	—	—	—	12,614	(220)	(2,383)	68	(56)	10,023	(105)	9,918
OCI – taxes	—	—	—	—	(134)	57	—	—	16	(61)	—	(61)
Transfer to the income statement	—	—	—	—	(3)	—	—	—	—	(3)	—	(3)

Dividends	—	—	—	(4,017)	—	—	—	—	—	(4,017)	(162)	(4,179)
Other	—	—	—	—	—	—	—	—	—	—	16	16

31 March 2009	4,153	153,348	(8,036)	(83,820)	18,451	(259)	2,148	180	(3)	86,162	(1,385)	84,777

Issue or reissue of shares	—	—	189	(119)	—	—	—	—	—	70	—	70
Share-based payment	—	161	—	—	—	—	—	—	—	161	—	161
Acquisition of subsidiaries	—	—	—	(133)	—	—	—	—	—	(133)	1,636	1,503
Comprehensive income	—	—	—	8,645	(1,365)	(104)	209	860	67	8,312	233	8,545

Profit/(loss)	—	—	—	8,645	—	—	—	—	—	8,645	(27)	8,618
OCI – before tax	—	—	—	—	(1,320)	(149)	377	860	79	(153)	260	107
OCI – taxes	—	—	—	—	39	45	(171)	—	(12)	(99)	—	(99)
Transfer to the income statement	—	—	—	—	(84)	—	3	—	—	(81)	—	(81)

Dividends	—	—	—	(4,131)	—	—	—	—	—	(4,131)	(56)	(4,187)
Other	—	—	37	(97)	—	—	—	—	—	(60)	1	(59)

31 March 2010	4,153	153,509	(7,810)	(79,655)	17,086	(363)	2,357	1,040	64	90,381	429	90,810

Note:

(1)	Includes share premium and the capital redemption reserve.
76   Vodafone Group Plc Annual Report 2010

Consolidated statement of cash flows	Financials
for the years ended 31 March

		2010	2009	2008
	Note	£m	£m	£m

Net cash flow from operating activities	27	13,064	12,213	10,474

Cash flows from investing activities
Purchase of interests in subsidiaries and joint ventures, net of cash acquired		(1,777)	(1,389)	(5,957)
Purchase of intangible assets		(2,134)	(1,764)	(846)
Purchase of property, plant and equipment		(4,841)	(5,204)	(3,852)
Purchase of investments		(522)	(133)	(96)
Disposal of interests in subsidiaries, net of cash disposed		—	4	—
Disposal of interests in associates		—	25	—
Disposal of property, plant and equipment		48	317	39
Disposal of investments		17	253	785
Dividends received from associates		1,436	647	873
Dividends received from investments		141	108	72
Interest received		195	302	438

Net cash flow from investing activities		(7,437)	(6,834)	(8,544)

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares		70	22	310
Net movement in short-term borrowings		227	(25)	(716)
Proceeds from issue of long-term borrowings		4,217	6,181	1,711
Repayment of borrowings		(5,184)	(2,729)	(3,847)
Purchase of treasury shares		—	(963)	—
B share capital redemption		—	(15)	(7)
Equity dividends paid		(4,139)	(4,013)	(3,658)
Dividends paid to non-controlling shareholders in subsidiaries		(56)	(162)	(113)
Amounts received from non-controlling shareholders		613	618	—
Interest paid		(1,601)	(1,470)	(1,545)

Net cash flow from financing activities		(5,853)	(2,556)	(7,865)

Net cash flow		(226)	2,823	(5,935)

Cash and cash equivalents at beginning of the financial year	18	4,846	1,652	7,458
Exchange (loss)/gain on cash and cash equivalents		(257)	371	129

Cash and cash equivalents at end of the financial year	18	4,363	4,846	1,652

The accompanying notes are an integral part of these consolidated financial statements.
Vodafone Group Plc Annual Report 2010   77

Notes to the consolidated financial statements

1. Basis of preparation
The consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. The consolidated financial statements are also prepared in accordance with IFRS adopted by the EU, the Companies Act 2006 and Article 4 of the EU IAS Regulations.
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. For a discussion on the Group’s critical accounting estimates see “Critical accounting estimates” on pages 71 and 72. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.
Amounts in the consolidated financial statements are stated in pounds sterling.
Vodafone Plc is registered in England (No. 1833679).
2. Significant accounting policies
Accounting convention
The consolidated financial statements are prepared on a historical cost basis except for certain financial and equity instruments that have been measured at fair value.
New accounting pronouncements adopted
IFRIC 13 – “Customer Loyalty Programmes”
The Group adopted IFRIC 13 on 1 April 2009. The interpretation addresses how companies that grant their customers loyalty award credits when buying goods and services should account for their obligations to provide free or discounted goods and services. It requires that consideration received be allocated between the award credits and the other components of the sale. The adoption of this interpretation did not result in a material impact on the Group’s results or financial position.
IAS 23 (Revised) – “Borrowing Costs”
The Group adopted IAS 23 (Revised) on 1 April 2009. This standard requires the capitalisation of borrowing costs to the extent they are directly attributable to the acquisition, production or construction of a qualifying asset. The option of immediate recognition of those borrowing costs as an expense, previously used by the Group, has been removed. The adoption of this standard did not result in a material impact on the Group’s results or financial position.
IAS 1 (Revised) – “Presentation of Financial Statements”
The Group adopted IAS 1 (Revised) on 1 April 2009. A separate consolidated statement of changes in equity is now included as part of the primary financial statements. The Group changed the naming of the primary financial statements and adopted certain new terminology set out in the revised standard.
IFRS 7 – “Financial Instruments: Disclosure”
The Group adopted an amendment to IFRS 7 on 1 April 2009. The standard requires enhanced disclosure regarding fair value measurements and liquidity risk. The adoption of this standard did not impact the Group’s results or financial position.
New accounting pronouncements not yet adopted
IFRS 3 (Revised) “Business Combinations” was issued in January 2008 and will apply to business combinations occurring on or after 1 April 2010. The revised standard introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognised, the reported results in the period that a business combination occurs and future reported results. This standard is likely to have a significant impact on the Group’s accounting for business combinations post adoption.
An amendment to IAS 27 “Consolidated and Separate Financial Statements” was issued in January 2008 and is effective for annual periods beginning on or after 1 July 2009. The amendment requires that when a transaction occurs with non-controlling interests in Group entities that do not result in a change in control, the difference between the consideration paid or received and the recorded non-controlling interest should be recognised in equity. In cases where control is lost, any retained interest should be remeasured to fair value with the difference between fair value and the previous carrying value being recognised immediately in the income statement. The Group has historically entered into transactions that would have been within the scope of the amendment to this standard and may do so in the future.
Phase I of IFRS 9 “Financial Instruments” was issued in November 2009 and is effective for annual periods beginning on or after 1 January 2013. The standard introduces changes to the classification and measurement of financial assets. The Group is currently assessing the impact of the standard on its results, financial position and cash flows. This standard has not yet been endorsed for use in the EU.
The Group has not adopted the following pronouncements, which have been issued by the IASB or the IFRIC. The Group does not currently believe the adoption of these pronouncements will have a material impact on the consolidated results, financial position or cash flows of the Group. These pronouncements have been endorsed for use in the EU, unless otherwise stated.
•	“Amendment to IAS 39 Financial Instruments: Recognition and Measurement – Exposures Qualifying for Hedge Accounting”, effective for annual periods beginning on or after 1 July 2009.

•	“Embedded derivatives: Amendments to IFRIC 9 and IAS 39”, effective for annual periods beginning on or after 30 June 2009.

•	“Improvements to IFRSs” issued in April 2009 are effective over a range of dates, with the earliest being for annual periods beginning on or after 1 January 2010.

•	IFRS 1, “Additional Exemptions for First-time Adopters”, effective for periods beginning on or after 1 January 2010. This standard has not yet been endorsed for use in the EU.

•	“IFRS for Small and Medium-Sized Entities”, issued July 2009, effective immediately. This standard has not yet been endorsed for use in the EU.

•	IFRS 2, “Group Cash-settled Share-based Payment Transactions”, effective for periods beginning on or after 1 January 2010.

•	“Amendment to IAS 32, “Classification of Rights Issues”, effective for annual periods beginning on or after 1 February 2010.

•	“Amendment to IAS 24, “Related Party Disclosures – State-controlled Entities and the Definition of a Related Party”, effective for annual periods beginning on or after 1 January 2011. This amendment has not yet been endorsed for use in the EU.

•	Amendment to IFRIC 14, “Prepayments on a Minimum Funding Requirement”, effective for annual periods beginning on or after 1 January 2011. This interpretation has not yet been endorsed for use in the EU.

•	IFRIC 17, “Distributions of Non-cash Assets to Owners”, effective for annual periods beginning on or after 1 July 2009.

•	IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”, effective annual periods beginning on or after 1 July 2010 with early adoption permitted. This interpretation has not yet been endorsed for use in the EU.
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

78   Vodafone Group Plc Annual Report 2010

Financials

All intra-group transactions, balances, income and expenses are eliminated on consolidation.
Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Group’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-controlling shareholder’s share of changes in equity since the date of the combination. Losses applicable to the non-controlling shareholders in excess of the non-controlling shareholders’ share of changes in equity are allocated against the interests of the Group except to the extent that the non-controlling shareholders have a binding obligation and are able to make an additional investment to cover the losses.
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
The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.
Where the Group increases its interest in an entity such that control is achieved, previously held identifiable assets, liabilities and contingent liabilities of the acquired entity are revalued to their fair value at the date of acquisition, being the date at which the Group achieves control of the acquiree. The movement in fair value is taken to the asset revaluation surplus.
Acquisition of interests from non-controlling shareholders
Acquisitions of non-controlling interests in subsidiaries are accounted for as transactions between shareholders. There is no remeasurement to fair value of net assets acquired that were previously attributable to non-controlling shareholders.
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
The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated statement of financial position at cost as adjusted for post-acquisition changes in the Group’s share of the net assets of the associate, less any impairment in the value of the investment. Losses of an associate in excess of the Group’s interest in that associate are not recognised. Additional losses are provided for, and a liability is recognised, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.
Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment.
The licences of the Group’s associate in the US, Verizon Wireless, are indefinite lived assets as they are subject to perfunctory renewal. Accordingly, they are not subject to amortisation but are tested annually for impairment, or when indicators exist that the carrying value is not recoverable.
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
Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is held in the currency of the acquired entity and revalued to the closing rate at each end of reporting period date.
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

Vodafone Group Plc Annual Report 2010   79

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
Property, plant and equipment
Land and buildings held for use are stated in the statement of financial position at their cost, less any subsequent accumulated depreciation and subsequent accumulated impairment losses.
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
The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.
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
The Group prepares and approves formal five year management plans for its operations, which are used in the value in use calculations. In certain developing markets the fifth year of the management plan is not indicative of the long-term future performance as operations may not have reached maturity. For these operations, the Group extends the plan data for an additional five year period.
Property, plant and equipment and finite lived intangible assets
At each end of reporting period date, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.
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

80   Vodafone Group Plc Annual Report 2010

Financials

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
Assets held under finance leases are recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments as determined at the inception of the lease. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised in the income statement.
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
Transactions in foreign currencies are initially recorded at the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into the respective functional currency of the entity at the rates prevailing on the end of reporting period date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the initial transaction dates. Non-monetary items measured in terms of historical cost in a foreign currency are not retranslated.
Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analysed between translation differences and other changes in the carrying amount of the security. Translation differences are recognised in the income statement and other changes in carrying amount are recognised in equity.
Translation differences on non-monetary financial assets, such as investments in equity securities, classified as available-for-sale are reported as part of the fair value gain or loss and are included in equity.
For the purpose of presenting consolidated financial statements, the assets and liabilities of entities with a functional currency other than sterling are expressed in sterling using exchange rates prevailing on the end of reporting period date. Income and expense items and cash flows are translated at the average exchange rates for the period and exchange differences arising are recognised directly in equity. On disposal of a foreign entity, the cumulative amount previously recognised in equity relating to that particular foreign operation is recognised in profit or loss.
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
The net foreign exchange gain recognised in the consolidated income statement is £35 million (2009: £131 million loss, 2008: £373 million gain).
Research expenditure
Expenditure on research activities is recognised as an expense in the period in which it is incurred.
Post employment benefits
For defined benefit retirement plans, the difference between the fair value of the plan assets and the present value of the plan liabilities is recognised as an asset or liability on the statement of financial position. Scheme liabilities are assessed using the projected unit funding method and applying the principal actuarial assumptions at the end of reporting period date. Assets are valued at market value.
Actuarial gains and losses are taken to the statement of comprehensive income as incurred. For this purpose, actuarial gains and losses comprise both the effects of changes in actuarial assumptions and experience adjustments arising because of differences between the previous actuarial assumptions and what has actually occurred.
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
The Group’s contributions to defined contribution pension plans are charged to the income statement as they fall due.

Vodafone Group Plc Annual Report 2010   81

Notes to the consolidated financial statements continued

2. Significant accounting policies continued
Cumulative actuarial gains and losses at 1 April 2004, the date of transition to IFRS, have been recognised in the statement of financial position.
Taxation
Income tax expense represents the sum of the current tax payable and deferred tax.
Current tax payable or recoverable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because some items of income or expense are taxable or deductible in different years or may never be taxable or deductible. The Group’s liability for current tax is calculated using UK and foreign tax rates and laws that have been enacted or substantively enacted by the end of reporting period date.
Deferred tax is the tax expected to be payable or recoverable in the future arising from temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. It is accounted for using the statement of financial position liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Deferred tax liabilities are not recognised to the extent they arise from the initial recognition of goodwill.
Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
The carrying amount of deferred tax assets is reviewed at each end of reporting period date and adjusted to reflect changes in probability that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised, based on tax rates that have been enacted or substantively enacted by the end of reporting period date.
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
Financial instruments
Financial assets and financial liabilities, in respect of financial instruments, are recognised on the Group’s statement of financial position when the Group becomes a party to the contractual provisions of the instrument.
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
Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and call deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.
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

82   Vodafone Group Plc Annual Report 2010

Financials

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
Net investment hedges
Exchange differences arising from the translation of the net investment in foreign operations are recognised directly in equity. Gains and losses on those hedging instruments (which include bonds, commercial paper and foreign exchange contracts) designated as hedges of the net investments in foreign operations are recognised in equity to the extent that the hedging relationship is effective. These amounts are included in exchange differences on translation of foreign operations as stated in the statement of comprehensive income. Gains and losses relating to hedge ineffectiveness are recognised immediately in the income statement for the period. Gains and losses accumulated in the translation reserve are included in the income statement when the foreign operation is disposed of.
Put option arrangements
The potential cash payments related to put options issued by the Group over the equity of subsidiary companies are accounted for as financial liabilities when such options may only be settled other than by exchange of a fixed amount of cash or another financial asset for a fixed number of shares in the subsidiary.
The amount that may become payable under the option on exercise is initially recognised at fair value within borrowings with a corresponding charge directly to equity. The charge to equity is recognised separately as written put options over non-controlling interests, adjacent to non-controlling interests in the net assets of consolidated subsidiaries. The Group recognises the cost of writing such put options, determined as the excess of the fair value of the option over any consideration received, as a financing cost.
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
Provisions
Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at the directors’ best estimate of the expenditure required to settle the obligation at the end of reporting period date and are discounted to present value where the effect is material.
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

Vodafone Group Plc Annual Report 2010   83

Notes to the consolidated financial statements continued
3. Segment analysis
The Group has a single group of related services and products being the supply of communications services and products. Segment information is provided on the basis of geographic areas, being the basis on which the Group manages its worldwide interests. Revenue is attributed to a country or region based on the location of the Group company reporting the revenue. Inter-segment sales are charged at arm’s length prices.
During the year ended 31 March 2010 the Group changed how it determines and discloses segmental adjusted EBITDA and adjusted operating profit in order to ensure the Group’s disclosures better reflect the contribution of each segment to the Group’s underlying operating performance and remain consistent with internal reporting to management. The changes do not impact Vodafone’s consolidated results. Intercompany revenue and expenses arising from royalty fees for the use of the Vodafone brand, which were previously included within operating expenses, are now excluded from the calculation of adjusted EBITDA and adjusted operating profit of each segment and Common Functions. In addition, intercompany charges for fixed asset usage, which were also previously included within operating expenses, are now reported within depreciation for purposes of calculating adjusted EBITDA of each segment. The tables below present segment information on the revised basis, with prior years amended to conform to the current year presentation.

	Segment	Common	Intra-region	Regional	Inter-region	Group	Adjusted
	revenue	Functions	revenue	revenue	revenue	revenue	EBITDA
	£m	£m	£m	£m	£m	£m	£m

31 March 2010
Germany	8,008		(37)	7,971	(12)	7,959	3,122
Italy	6,027		(37)	5,990	(5)	5,985	2,843
Spain	5,713		(79)	5,634	(4)	5,630	1,956
UK	5,025		(45)	4,980	(12)	4,968	1,141
Other Europe(1)	5,354		(51)	5,303	(5)	5,298	1,865

Europe	30,127		(249)	29,878	(38)	29,840	10,927

Vodacom(2)	4,450		—	4,450	(7)	4,443	1,528
Other Africa and Central Europe(3)	3,576		—	3,576	(53)	3,523	799

Africa and Central Europe	8,026		–	8,026	(60)	7,966	2,327

India	3,114		(1)	3,113	(20)	3,093	807
Other Asia Pacific and Middle East(4)	3,368		—	3,368	(31)	3,337	1,033

Asia Pacific and Middle East	6,482		(1)	6,481	(51)	6,430	1,840

Common Functions(5)	—	269	—	269	(33)	236	(359)

Group(6)	44,635	269	(250)	44,654	(182)	44,472	14,735

Verizon Wireless(6)	17,222						6,689

31 March 2009
Germany	7,847		(52)	7,795	(16)	7,779	3,225
Italy	5,547		(36)	5,511	(6)	5,505	2,565
Spain	5,812		(93)	5,719	(4)	5,715	2,034
UK	5,392		(46)	5,346	(10)	5,336	1,368
Other Europe(1)	5,329		(66)	5,263	(5)	5,258	1,957

Europe	29,927		(293)	29,634	(41)	29,593	11,149

Vodacom(2)	1,778		—	1,778	—	1,778	606
Other Africa and Central Europe(3)	3,723		—	3,723	(48)	3,675	1,114

Africa and Central Europe	5,501		–	5,501	(48)	5,453	1,720

India	2,689		(1)	2,688	(19)	2,669	717
Other Asia Pacific and Middle East(4)	3,131		—	3,131	(31)	3,100	1,062

Asia Pacific and Middle East	5,820		(1)	5,819	(50)	5,769	1,779

Common Functions(5)	—	216	—	216	(14)	202	(158)

Group(6)	41,248	216	(294)	41,170	(153)	41,017	14,490

Verizon Wireless(6)	14,085						5,543

31 March 2008
Germany	6,866		(51)	6,815	(11)	6,804	2,816
Italy	4,435		(33)	4,402	(6)	4,396	2,148
Spain	5,063		(96)	4,967	(4)	4,963	1,908
UK	5,424		(46)	5,378	(10)	5,368	1,560
Other Europe(1)	4,583		(64)	4,519	(3)	4,516	1,735

Europe	26,371		(290)	26,081	(34)	26,047	10,167

Vodacom(2)	1,609		—	1,609	—	1,609	586
Other Africa and Central Europe(3)	3,337		—	3,337	(35)	3,302	1,108

Africa and Central Europe	4,946		–	4,946	(35)	4,911	1,694

India	1,822		—	1,822	(12)	1,810	598
Other Asia Pacific and Middle East(4)	2,577		—	2,577	(26)	2,551	906

Asia Pacific and Middle East	4,399		–	4,399	(38)	4,361	1,504

Common Functions(5)	—	170	—	170	(11)	159	(187)

Group(6)	35,716	170	(290)	35,596	(118)	35,478	13,178

Verizon Wireless(6)	10,144						3,930

Notes:

(1)	Adjusted EBITDA is stated before £574 million (2009: £520 million; 2008: £425 million) representing the Group’s share of results in associates.

(2)	Adjusted EBITDA is stated before £(2) million (2009: £(1); 2008: £nil) representing the Group’s share of results in associates.

(3)	Adjusted EBITDA is stated before £50 million (2009: £27; 2008: £nil) representing the Group’s share of results in associates.

(4)	Adjusted EBITDA is stated before £6 million (2009: £4 million; 2008: £2 million) representing the Group’s share of results in associates.

(5)	Adjusted EBITDA is stated before £2 million (2009: £(1) million; 2008: £2 million) relating to the Group’s share of results in associates.

(6)	Values shown for Verizon Wireless are not included in the calculation of Group revenue or adjusted EBITDA as Verizon Wireless is an associate.
84   Vodafone Group Plc Annual Report 2010

Financials
A reconciliation of adjusted EBITDA to operating profit is shown below. For a reconciliation of operating profit to profit before taxation, see the consolidated income statement on page 74.

	2010	2009	2008
	£m	£m	£m

Adjusted EBITDA	14,735	14,490	13,178
Depreciation and amortisation including loss on disposal of fixed assets	(8,011)	(6,824)	(5,979)
Share of results in associates	4,742	4,091	2,876
Impairment losses, net	(2,100)	(5,900)	—
Other income and expense	114	—	(28)

Operating profit	9,480	5,857	10,047

			Other
			expenditure	Depreciation
	Non-current	Capital	on intangible	and	Impairment
	assets (1)	expenditure(2)	assets	amortisation	losses, net
	£m	£m	£m	£m	£m

31 March 2010
Germany	20,211	766	18	1,422	—
Italy	17,941	610	60	732	—
Spain	12,746	543	—	638	—
UK	6,977	494	—	963	—
Other Europe	8,862	618	—	781	—

Europe	66,737	3,031	78	4,536	—

Vodacom	7,783	520	—	1,005	—
Other Africa and Central Europe	6,357	869	228	811	(200)

Africa and Central Europe	14,140	1,389	228	1,816	(200)

India	8,665	853	—	848	2,300
Other Asia Pacific and Middle East	4,589	552	—	634	—

Asia Pacific and Middle East	13,254	1,405	—	1,482	2,300

Common Functions	769	367	19	76	—

Group	94,900	6,192	325	7,910	2,100

31 March 2009
Germany	21,617	750	16	1,378	—
Italy	18,666	521	—	735	—
Spain	13,324	632	—	606	3,400
UK	7,414	446	—	1,010	—
Other Europe	9,375	511	—	766	—

Europe	70,396	2,860	16	4,495	3,400

Vodacom	2,287	237	—	231	—
Other Africa and Central Europe	5,700	625	21	837	2,500

Africa and Central Europe	7,987	862	21	1,068	2,500

India	10,308	1,351	—	746	—
Other Asia Pacific and Middle East	4,687	524	1,101	484	—

Asia Pacific and Middle East	14,995	1,875	1,101	1,230	—

Common Functions	810	312	—	21	—

Group	94,188	5,909	1,138	6,814	5,900

31 March 2008
Germany		613	14	1,229	—
Italy		411	1	627	—
Spain		533	—	522	—
UK		465	—	1,016	—
Other Europe		469	11	650	—

Europe		2,491	26	4,044	—

Vodacom		204	2	219	—
Other Africa and Central Europe		702	5	698	—

Africa and Central Europe		906	7	917	—

India		1,030	—	562	—
Other Asia Pacific and Middle East		463	—	394	—

Asia Pacific and Middle East		1,493	—	956	—

Common Functions		185	8	(8)	—

Group		5,075	41	5,909	—

Notes:

(1)	Includes goodwill, other intangible assets and property, plant and equipment.

(2)	Includes additions to property, plant and equipment and computer software, reported within intangible assets.
Vodafone Group Plc Annual Report 2010   85

Notes to the consolidated financial statements continued
4. Operating profit
Operating profit has been arrived at after charging/(crediting):

	2010	2009	2008
	£m	£m	£m

Net foreign exchange (gains)/losses	(29)	30	(27)
Depreciation of property, plant and equipment (note 11):
Owned assets	4,412	4,025	3,400
Leased assets	44	36	27
Amortisation of intangible assets (note 9)	3,454	2,753	2,482
Impairment losses, net (note 10)	2,100	5,900	—
Research and development expenditure	303	280	234
Staff costs (note 32)	3,770	3,227	2,698
Operating lease rentals payable:
Plant and machinery	71	68	43
Other assets including fixed line rentals	1,587	1,331	1,117
Loss on disposal of property, plant and equipment	101	10	70
Own costs capitalised attributable to the construction or acquisition of property, plant and equipment	(296)	(273)	(245)

The total remuneration of the Group’s auditor, Deloitte LLP, and its affiliates for services provided to the Group is analysed below:

	2010	2009	2008
	£m	£m	£m

Audit fees:
Parent company	1	1	1
Subsidiaries(1)	7	5	5

	8	6	6
Fees for statutory and regulatory filings	1	2	1

Audit and audit-related fees	9	8	7

Other fees:
Taxation	1	1	1
Other	—	—	1

	1	1	2

Total fees	10	9	9

Note:

(1)	The increase primarily arises from the consolidation of Vodacom Group Limited as a subsidiary from 18 May 2009.
In addition to the above, the Group’s joint ventures and associates paid fees totalling £2 million (2009: £3 million; 2008: £2 million) and £7 million (2009: £6 million; 2008: £3 million) respectively to Deloitte LLP and its affiliates during the year. Deloitte LLP and its affiliates have also received amounts totalling less than £1 million in each of the last three years in respect of services provided to pension schemes and charitable foundations associated to the Group.
A description of the work performed by the Audit Committee in order to safeguard auditor independence when non-audit services are provided is set out in “Corporate governance” on page 55.
86   Vodafone Group Plc Annual Report 2010

Financials
5. Investment income and financing costs

	2010	2009	2008
	£m	£m	£m

Investment income:
Available-for-sale investments:
Dividends received	145	110	72
Loans and receivables at amortised cost	423	339	451
Fair value through the income statement (held for trading):
Derivatives — foreign exchange contracts	3	71	125
Other(1)	92	275	66
Equity put rights and similar arrangements(2)	53	—	—

	716	795	714

Financing costs:
Items in hedge relationships:
Other loans	888	782	612
Interest rate swaps	(464)	(180)	61
Dividends on redeemable preference shares	56	53	42
Fair value hedging instrument	228	(1,458)	(635)
Fair value of hedged item	(183)	1,475	601
Cash flow hedges transferred from equity	82	—	—
Other financial liabilities held at amortised cost:
Bank loans and overdrafts	591	452	347
Other loans(3)	185	440	390
Potential interest on settlement of tax issues(4)	(178)	(81)	399
Equity put rights and similar arrangements(2)	94	627	143
Finance leases	7	1	7
Fair value through the income statement (held for trading):
Derivatives — forward starting swaps and futures	206	308	47

	1,512	2,419	2,014

Net financing costs	796	1,624	1,300

Notes:

(1)	Amounts include foreign exchange gains on certain intercompany balances and investments held following the disposal of Vodafone Japan to SoftBank.

(2)	Includes amounts in relation to the Group’s arrangements with non-controlling shareholders in India. Further information is provided in “Option agreements and similar arrangements” on page 44.

(3)	Amount for 2010 includes £48 million (2009: £94 million) of foreign exchange losses arising from net investments in foreign operations.

(4)	Amount for 2010 and 2009 includes a reduction of the provision for potential interest on tax issues.
Vodafone Group Plc Annual Report 2010   87

Notes to the consolidated financial statements continued
6. Taxation
Income tax expense

	2010	2009	2008
	£m	£m	£m

United Kingdom corporation tax (income)/expense:
Current year	40	(132)	—
Adjustments in respect of prior years	(4)	(318)	(53)

	36	(450)	(53)

Overseas current tax expense/(income):
Current year	2,377	2,111	2,539
Adjustments in respect of prior years	(1,718)	(934)	(293)

	659	1,177	2,246

Total current tax expense	695	727	2,193

Deferred tax on origination and reversal of temporary differences:
United Kingdom deferred tax	(166)	20	(125)
Overseas deferred tax	(473)	362	177

Total deferred tax (income)/expense	(639)	382	52

Total income tax expense	56	1,109	2,245

Tax charged/(credited) directly to other comprehensive income

	2010	2009	2008
	£m	£m	£m

Current tax (credit)/charge	(38)	133	—
Deferred tax charge/(credit)	137	(72)	(63)

Total tax charged/(credited) directly to other comprehensive income	99	61	(63)

Tax (credited)/charged directly to equity

	2010	2009	2008
	£m	£m	£m

Current tax (credit)/charge	(1)	1	(5)
Deferred tax (credit)/charge	(10)	8	(2)

Total tax (credited)/charged directly to equity	(11)	9	(7)

Factors affecting tax expense for the year
The table below explains the differences between the expected tax expense on continuing operations, at the UK statutory tax rate of 28% for 2010 and 2009 and 30% for 2008, and the Group’s total tax expense for each year. Further discussion of the current year tax expenses can be found in the section titled “Operating results” on page 26.

	2010	2009	2008
	£m	£m	£m

Profit before tax as shown in the consolidated income statement	8,674	4,189	9,001

Expected income tax expense on profit at UK statutory tax rate	2,429	1,173	2,700
Effect of taxation of associates, reported within operating profit	160	118	134
Impairment losses with no tax effect	588	1,652	—
Impact of agreement of German write down losses(1)	(2,103)	—	—

Expected income tax expense at UK statutory rate on profit, before impairment losses and taxation of associates	1,074	2,943	2,834
Effect of different statutory tax rates of overseas jurisdictions	516	382	320
Effect of current year changes in statutory tax rates	35	(31)	66
Deferred tax on overseas earnings	5	(26)	255
Assets revalued for tax purposes	—	(155)	(16)
Effect of previously unrecognised temporary differences including losses	(1,040)	(881)	(833)
Adjustments in respect of prior years(1)	(387)	(1,124)	(254)
Expenses not deductible for tax purposes and other items	425	423	321
Exclude taxation of associates	(572)	(422)	(448)

Income tax expense	56	1,109	2,245

Note:

(1)	See ‘Taxation’ on page 26.
88   Vodafone Group Plc Annual Report 2010

Financials
Deferred tax
Analysis of movements in the net deferred tax balance during the year:

£m

1 April 2009	(6,012)
Exchange movements	(15)
Credited to the profit for the financial year	639
Debited to other comprehensive income	(137)
Credited directly to equity	10
Reclassification from current tax	2
Arising on acquisition	(853)
Change in consolidation status	22

31 March 2010	(6,344)

Deferred tax assets and liabilities before offset of balances within countries, are as follows:

	Amount				Net
	credited/				recognised
	(charged)	Gross	Gross	Less	deferred tax
	in income	deferred	deferred tax	amounts	asset/
	statement	tax asset	liability	unrecognised	(liability)
	£m	£m	£m	£m	£m

Accelerated tax depreciation	(577)	627	(2,881)	(1)	(2,255)
Tax losses	493	27,816	—	(27,185)	631
Deferred tax on overseas earnings	(22)	—	(4,086)	—	(4,086)
Other short-term timing differences	745	4,796	(3,135)	(2,295)	(634)

31 March 2010	639	33,239	(10,102)	(29,481)	(6,344)

Analysed in the balance sheet, after offset of balances within countries, as:

£m

Deferred tax asset	1,033
Deferred tax liability	(7,377)

31 March 2010	(6,344)

	Amount				Net
	credited/				recognised
	(charged)	Gross	Gross	Less	deferred tax
	in income	deferred	deferred tax	amounts	asset/
	statement	tax asset	liability	unrecognised	(liability)
	£m	£m	£m	£m	£m

Accelerated tax depreciation	(330)	765	(2,488)	(52)	(1,775)
Tax losses	(366)	23,538	—	(23,386)	152
Deferred tax on overseas earnings	26	—	(4,052)	—	(4,052)
Other short-term timing differences	288	3,927	(2,416)	(1,848)	(337)

31 March 2009	(382)	28,230	(8,956)	(25,286)	(6,012)

Analysed in the balance sheet, after offset of balances within countries, as:

£m

Deferred tax asset	630
Deferred tax liability	(6,642)

31 March 2009	(6,012)

Factors affecting the tax charge in future years
Factors that may affect the Group’s future tax charge include the impact of corporate restructurings, the resolution of open issues, future planning opportunities, corporate acquisitions and disposals, the use of brought forward tax losses and changes in tax legislation and tax rates.
Vodafone is routinely subject to audit by tax authorities in the territories in which it operates, and the items discussed below have reached litigation. Provisions are held in respect of the potential tax liability that may arise, however the amount ultimately paid may differ materially from the amount accrued and could therefore affect our overall profitability and cash flows in future periods.
Following the conclusion of our legal challenge to the UK Controlled Foreign Company (‘CFC’) rules (see the legal proceedings section of note 29), HMRC are enquiring into the establishment and activities of certain Group holding companies in Luxembourg to determine whether they constitute ‘wholly artificial arrangements’, which the Group maintains that they do not. The Group carries provisions of £2.2 billion in relation to the potential tax exposure at 31 March 2010 (2009: £ 2.2 billion).
A Spanish subsidiary, Vodafone Holdings Europe SL (‘VHESL’), is in disagreement with the Spanish tax authorities regarding the tax treatment of interest expenses claimed by VHESL in the accounting periods ended 31 March 2003 and 31 March 2004. In October 2009 the first tier Spanish court ruled against VHESL. VHESL has appealed and the legal process is expected to continue for a number of years.
Vodafone Group Plc Annual Report 2010   89

Notes to the consolidated financial statements continued
6. Taxation continued
At 31 March 2010 the gross amount and expiry dates of losses available for carry forward are as follows:

	Expiring	Expiring
	within	within
	5 years	6-10 years	Unlimited	Total
	£m	£m	£m	£m

Losses for which a deferred tax asset is recognised	12	—	4,070	4,082
Losses for which no deferred tax asset is recognised	1,820	57	100,396	102,273

	1,832	57	104,466	106,355

Included above are losses amounting to £1,909 million (2009: £1,940 million) in respect of UK subsidiaries which are only available for offset against future capital gains and since it is uncertain whether these losses will be utilised, no deferred tax asset has been recognised.
The losses above also include £83,168 million (2009: £77,780 million) that have arisen in overseas holding companies as a result of revaluations of those companies’ investments for local GAAP purposes. Since it is uncertain whether these losses will be utilised, no deferred tax asset has been recognised.
During the year the German tax authorities decided to allow £13,513 million of a potential £46,716 million of losses arising on the write down of investments in Germany (see “Taxation” on page 26). These losses are available to use against both federal and trade tax liabilities in Germany. Losses of £3,922 million (£1,747 million for federal tax and £2,175 million for trade tax) are included in the above table on which the Group has recognised a deferred tax asset. The Group has not recognised a deferred tax asset on £14,544 million (£9,391 million for federal tax and £5,153 million for trade tax) of the losses as it is uncertain that these losses will be utilised.
The Group holds provisions in respect of deferred taxation that would arise if temporary differences on investments in subsidiaries, associates and interests in joint ventures were to be realised after the year end reporting date. No deferred tax liability has been recognised in respect of a further £51,783 million (2009: £63,551 million) of unremitted earnings of subsidiaries, associates and joint ventures because the Group is in a position to control the timing of the reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future. It is not practicable to estimate the amount of unrecognised deferred tax liabilities in respect of these unremitted earnings.
7. Equity dividends

	2010	2009	2008
	£m	£m	£m

Declared during the financial year:
Final dividend for the year ended 31 March 2009: 5.20 pence per share (2008: 5.02 pence per share, 2007: 4.41 pence per share)	2,731	2,667	2,331
Interim dividend for the year ended 31 March 2010: 2.66 pence per share (2009: 2.57 pence per share, 2008: 2.49 pence per share)	1,400	1,350	1,322

	4,131	4,017	3,653

Proposed after the end of the reporting period and not recognised as a liability:
Final dividend for the year ended 31 March 2010: 5.65 pence per share (2009: 5.20 pence per share, 2008: 5.02 pence per share)	2,976	2,731	2,667

8. Earnings per share

	2010	2009	2008
	Millions	Millions	Millions

Weighted average number of shares for basic earnings per share	52,595	52,737	53,019
Effect of dilutive potential shares: restricted shares and share options	254	232	268

Weighted average number of shares for diluted earnings per share	52,849	52,969	53,287

	£m	£m	£m

Earnings for basic and diluted earnings per share	8,645	3,078	6,660

90   Vodafone Group Plc Annual Report 2010

Financials
9. Intangible assets

		Licences and	Computer
	Goodwill	spectrum	software	Other	Total
	£m	£m	£m	£m	£m

Cost:
1 April 2008	91,762	22,040	5,800	1,188	120,790
Exchange movements	14,298	2,778	749	153	17,978
Arising on acquisition	613	199	69	130	1,011
Additions	—	1,138	1,144	—	2,282
Disposals	—	(1)	(403)	—	(404)
Change in consolidation status	(9)	(16)	—	—	(25)

31 March 2009	106,664	26,138	7,359	1,471	141,632
Exchange movements	(2,751)	62	(72)	326	(2,435)
Arising on acquisition	1,185	1,454	153	1,604	4,396
Change in consolidation status	(102)	(413)	(281)	(175)	(971)
Additions	—	306	1,199	19	1,524
Disposals	—	—	(114)	—	(114)

31 March 2010	104,996	27,547	8,244	3,245	144,032

Accumulated impairment losses and amortisation:
1 April 2008	40,426	5,132	4,160	741	50,459
Exchange movements	6,630	659	569	126	7,984
Amortisation charge for the year	—	1,522	885	346	2,753
Impairment losses	5,650	250	—	—	5,900
Disposals	—	—	(391)	—	(391)
Change in consolidation status	—	(11)	—	—	(11)

31 March 2009	52,706	7,552	5,223	1,213	66,694
Exchange movements	(1,848)	(29)	(104)	64	(1,917)
Amortisation charge for the year	—	1,730	1,046	678	3,454
Change in consolidation status	—	(135)	(154)	(181)	(470)
Impairment losses, net	2,300	(200)	—	—	2,100
Disposals	—	—	(87)	—	(87)

31 March 2010	53,158	8,918	5,924	1,774	69,774

Net book value:
31 March 2009	53,958	18,586	2,136	258	74,938

31 March 2010	51,838	18,629	2,320	1,471	74,258

For licences and spectrum and other intangible assets, amortisation is included within the cost of sales line within the consolidated income statement. Licences and spectrum with a net book value of £2,570 million (2009: £2,765 million) have been pledged as security against borrowings.
The net book value at 31 March 2010 and expiry dates of the most significant licences are as follows:

		2010	2009
	Expiry date	£m	£m

Germany	December 2020	4,802	5,452
UK	December 2021	3,914	4,246
Qatar	June 2028	1,328	1,482
Italy	December 2021	1,097	1,240

Vodafone Group Plc Annual Report 2010   91

Notes to the consolidated financial statements continued
10. Impairment
Impairment losses, net
The net impairment losses recognised in the consolidated income statement, as a separate line item within operating profit, in respect of goodwill and licences and spectrum fees are as follows:

		2010	2009	2008
Cash generating unit	Reportable segment	£m	£m	£m

India	India	2,300	—	—
Spain	Spain	—	3,400	—
Turkey	Other Africa and Central Europe	(200)	2,250	—
Ghana	Other Africa and Central Europe	—	250	—

		2,100	5,900	—

Year ended 31 March 2010
The net impairment losses were based on value in use calculations. The pre-tax adjusted discount rate used in the most recent value in use in the year ended 31 March 2010 calculation are as follows:

Pre-tax adjusted
discount rate

India	13.8%
Turkey	17.6%

India
During the year ended 31 March 2010 the goodwill in relation to the Group’s operations in India was impaired by £2,300 million primarily due to intense price competition following the entry of a number of new operators into the market. The pre-tax risk adjusted discount rate used in the previous value in use calculation at 31 March 2009 was 12.3%.
Turkey
During the year ended 31 March 2010 impairment losses of £200 million, previously recognised in respect of intangible assets in relation to the Group’s operations in Turkey, were reversed. The reversal was in relation to licences and spectrum and was as a result of favourable changes in the discount rate. The cash flow projections within the business plans used for impairment testing were substantially unchanged from those used at 31 March 2009. The pre-tax risk adjusted discount rate used in the previous value in use calculation at 31 March 2009 was 19.5%.
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
Spain
During the year ended 31 March 2009 the goodwill in relation to the Group’s operations in Spain was impaired by £3,400 million following a fall in long-term cash flow forecasts resulting from the economic downturn. The pre-tax risk adjusted discount rate used in the previous value in use calculation at 31 January 2008 was 10.6%.
Turkey
During the year ended 31 March 2009 the goodwill and other intangible assets in relation to the Group’s operations in Turkey was impaired by £2,250 million. At 30 September 2008 the goodwill was impaired by £1,700 million following adverse movements in the discount rate and adverse performance against previous plans. During the second half of the 2009 financial year, impairment losses of £300 million in relation to goodwill and £250 million in relation to licences and spectrum resulted from adverse changes in both the discount rate and a fall in the long-term GDP growth rate. The cash flow projections within the business plans used for impairment testing were substantially unchanged from those used at 30 September 2008. The pre-tax risk adjusted discount rate used in the previous value in use calculation at 31 January 2008 was 16.2%.
Ghana
During the year ended 31 March 2009 the goodwill in relation to the Group’s operations in Ghana was impaired by £250 million following an increase in the discount rate. The cash flow projections within the business plan used for impairment testing was substantially unchanged from the acquisition business case in 2008.
Goodwill
The carrying value of goodwill at 31 March was as follows:

	2010	2009
	£m	£m

Germany	12,301	12,786
Italy	14,786	15,361
Spain	10,167	10,561

	37,254	38,708
Other	14,584	15,250

	51,838	53,958

92   Vodafone Group Plc Annual Report 2010

Financials
Key assumptions used in the value in use calculations
The key assumptions used in determining the value in use are:

Assumption	How determined

Budgeted adjusted EBITDA	Budgeted adjusted EBITDA has been based on past experience adjusted for the following:

•     voice and messaging revenue is expected to benefit from increased usage from new customers, the introduction of new services and traffic moving from fixed networks to mobile networks, though these factors will be offset by increased competitor activity, which may result in price declines, and the trend of falling termination rates;

• non-messaging data revenue is expected to continue to grow strongly as the penetration of 3G enabled devices rises and new products and services are introduced; and

•     margins are expected to be impacted by negative factors such as an increase in the cost of acquiring and retaining customers in increasingly competitive markets and the expectation of further termination rate cuts by regulators, and by positive factors such as the efficiencies expected from the implementation of Group initiatives.

Budgeted capital expenditure	The cash flow forecasts for capital expenditure are based on past experience and include the ongoing capital expenditure required to roll out networks in emerging markets, to provide enhanced voice and data products and services and to meet the population coverage requirements of certain of the Group’s licences. Capital expenditure includes cash outflows for the purchase of property, plant and equipment and computer software.

Long-term growth rate	For businesses where the five year management plans are used for the Group’s value in use calculations, a long-term growth rate into perpetuity has been determined as the lower of:

• the nominal GDP rates for the country of operation; and

• the long-term compound annual growth rate in adjusted EBITDA in years six to ten estimated by management.

For businesses where the plan data is extended for an additional five years for the Group’s value in use calculations, a long-term growth rate into perpetuity has been determined as the lower of:

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

In determining the risk adjusted discount rate, management has applied an adjustment for the systematic risk to each of the Group’s operations determined using an average of the betas of comparable listed mobile telecommunications companies and, where available and appropriate, across a specific territory. Management has used a forward-looking equity market risk premium that takes into consideration both studies by independent economists, the average equity market risk premium over the past ten years and the market risk premiums typically used by investment banks in evaluating acquisition proposals.

Sensitivity to changes in assumptions
Other than as disclosed below, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of any cash generating unit to exceed its recoverable amount.
31 March 2010
The estimated recoverable amount of the Group’s operations in India equalled its respective carrying value and, consequently, any adverse change in key assumption would, in isolation, cause a further impairment loss to be recognised. The estimated recoverable amount of the Group’s operations in Turkey, Germany, Ghana, Greece, Ireland, Italy, Portugal, Romania, Spain and the UK exceeded their carrying value by approximately £130 million, £4,752 million, £18 million, £118 million, £259 million, £1,253 million, £1,182 million, £372 million, £821 million, £1,207 million respectively.
Vodafone Group Plc Annual Report 2010   93

Notes to the consolidated financial statements continued
10. Impairment continued
The tables below show the key assumptions used in the value in use calculation and, for India, Turkey, Germany, Ghana, Greece, Ireland, Italy, Portugal, Romania, Spain and the UK, the amount by which each key assumption must change in isolation in order for the estimated recoverable amount to be equal to its carrying value.

	Assumptions used in value in use calculation
	India	Turkey	Germany	Ghana	Greece	Ireland	Italy	Portugal	Romania	Spain	UK
	%	%	%	%	%	%	%	%	%	%	%

Pre-tax adjusted
discount rate	13.8	17.6	8.9	24.4	12.1	9.8	11.5	10.6	11.5	10.2	9.6
Long-term growth rate	6.3	7.7	1.0	5.2	1.0	1.0	—	0.5	2.1	1.5	1.5
Budgeted adjusted EBITDA(1)	17.5	34.4	n/a	20.2	3.9	0.8	(0.1)	n/a	(2.5)	(0.7)	4.9
Budgeted capital expenditure(2)	13.4 - 30.3	8.3 - 32.5	n/a	8.4 - 39.6	11.1 - 13.6	7.4 - 9.6	8.2 - 11.4	n/a	12.0 - 19.0	9.1 - 10.9	9.3 - 11.2

Notes:

(1)	Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial ten years for Turkey and Ghana and the initial five years for all other cash generating units of the plans used for impairment testing.

(2)	Budgeted capital expenditure is expressed as the range of capital expenditure as a percentage of revenue in the initial ten years for Turkey and Ghana and the initial five years for all other cash generating units of the plans used for impairment testing.

	Change required for carrying value to equal the recoverable amount
	Turkey	Germany	Ghana	Greece	Ireland	Italy	Portugal	Romania	Spain	UK
	pps	pps	pps	pps	pps	pps	pps	pps	pps	pps

Pre-tax adjusted discount rate	0.5	1.8	1.0	0.7	1.0	0.8	4.5	2.0	0.6	1.3
Long-term growth rate	(1.1)	(1.9)	(5.1)	(0.9)	(1.2)	(0.8)	(5.6)	(2.6)	(0.6)	(1.6)
Budgeted adjusted EBITDA(1)	(2.0)	n/a	(2.8)	(3.7)	(8.7)	(5.0)	n/a	(14.1)	(4.5)	(7.8)
Budgeted capital expenditure(2)	1.5	n/a	2.5	2.8	7.0	5.1	n/a	13.8	3.5	5.8

Notes:

(1)	Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial ten years for Turkey and Ghana and the initial five years for all other cash generating units of the plans used for impairment testing.

(2)	Budgeted capital expenditure is expressed as the range of capital expenditure as a percentage of revenue in the initial ten years for Turkey and Ghana and the initial five years for all other cash generating units of the plans used for impairment testing.
The changes in the following table to assumptions used in the impairment review would, in isolation, lead to an (increase)/decrease to the aggregate impairment loss/ (reversal) recognised in the year ended 31 March 2010:

	India		Turkey		All other
	Increase	Decrease	Increase	Decrease	Increase	Decrease
	by 2 pps	by 2 pps	by 2 pps	by 2 pps	by 2 pps	by 2 pps
	£bn	£bn	£bn	£bn	£bn	£bn

Pre-tax adjusted discount rate	(1.7)	2.3	(0.3)	n/a	(4.4)	—
Long-term growth rate	2.3	(1.6)	n/a	(0.1)	—	(3.7)
Budgeted adjusted EBITDA(1)	0.2	(0.2)	n/a	—	—	—
Budgeted capital expenditure(2)	(0.2)	0.2	—	n/a	—	—

Notes:

(1)	Represents the compound annual growth rate for the initial ten years for Turkey and Ghana and the initial five years for all other cash generating units of the plans used for impairment testing.

(2)	Represents capital expenditure as a percentage of revenue in the initial ten years for Turkey and Ghana and the initial five years for all other cash generating units of the plans used for impairment testing.
31 March 2009
The estimated recoverable amount of the Group’s operations in Spain, Turkey and Ghana equalled their respective carrying value and, consequently, any adverse change in key assumption would, in isolation, cause a further impairment loss to be recognised. The estimated recoverable amount of the Group’s operations in the UK, Ireland, Romania, Germany and Italy exceeded their carrying value by approximately £900 million, £60 million, £300 million, £9,250 million and £2,200 million respectively. The tables below show the key assumptions used in the value in use calculation and, for the UK, Ireland, Romania, Germany and Italy, the amount by which each key assumption must change in isolation in order for the estimated recoverable amount to be equal to its carrying value.

	Assumptions used in value in use calculation
	Spain	Turkey(1)	Ghana	UK	Ireland	Romania	Germany	Italy
	%	%	%	%	%	%	%	%

Pre-tax adjusted discount rate	10.3	19.5	26.9	8.6	10.2	14.8	8.5	11.8
Long-term growth rate	1.1	7.5	7.3	1.0	—	1.1	1.1	—
Budgeted adjusted EBITDA(2)	(3.9)	22.3	37.2	(2.8)	(3.5)	(3.1)	n/a	2.2
Budgeted capital expenditure(3)	9.1 - 11.8	8.2 - 69.8	7.7 - 91.6	n/a	n/a	n/a	5.5 - 9.7	7.7 - 9.9

Notes:

(1)	The assumptions listed in the table were used in the value in use calculation at 31 March 2009. The pre-tax adjusted discount rate, long-term growth rate, budgeted adjusted EBITDA and budgeted capital expenditure assumptions used in the value in use calculation at 30 September 2008 were 18.6%, 10.0%, 13.1% and 8.2% to 54.7%.

(2)	Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial ten years for Turkey and Ghana and the initial five years for all other cash generating units of the plans used for impairment testing.

(3)	Budgeted capital expenditure is expressed as the range of capital expenditure as a percentage of revenue in the initial ten years for Turkey and Ghana and the initial five years for all other cash generating units of the plans used for impairment testing.
94   Vodafone Group Plc Annual Report 2010

Financials

	Change required for carrying value to equal the recoverable amount
	UK	Ireland	Romania	Germany	Italy
	pps	pps	pps	pps	pps

Pre-tax adjusted discount rate	0.9	0.2	2.2	3.3	1.4
Long-term growth rate	(1.1)	(0.3)	(3.4)	(3.9)	(1.5)
Budgeted adjusted EBITDA(1)	(6.9)	(1.6)	(9.0)	n/a	(9.1)
Budgeted capital expenditure(2)	n/a	n/a	n/a	23.8	8.5

Notes:

(1)	Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial five years of the plans used for impairment testing.

(2)	Budgeted capital expenditure is expressed as the range of capital expenditure as a percentage of revenue in the initial five years of the plans used for impairment testing.
11. Property, plant and equipment

		Equipment,
	Land and	fixtures
	buildings	and fittings	Total
	£m	£m	£m

Cost:
1 April 2008	1,430	35,814	37,244
Exchange movements	191	4,775	4,966
Arising on acquisition	15	223	238
Additions	100	4,665	4,765
Disposals	(101)	(1,450)	(1,551)
Transfer to investment in associates	—	(298)	(298)
Reclassifications	(214)	214	—

31 March 2009	1,421	43,943	45,364
Exchange movements	(6)	8	2
Arising on acquisition	157	1,457	1,614
Additions	115	4,878	4,993
Disposals	(27)	(1,109)	(1,136)
Change in consolidation status	(107)	(2,274)	(2,381)
Reclassifications	24	(58)	(34)

31 March 2010	1,577	46,845	48,422

Accumulated depreciation and impairment:
1 April 2008	522	19,987	20,509
Exchange movements	79	2,811	2,890
Charge for the year	91	3,970	4,061
Disposals	(17)	(1,217)	(1,234)
Transfer to investment in associates	—	(112)	(112)
Reclassifications	(92)	92	—

31 March 2009	583	25,531	26,114
Exchange movements	(12)	(260)	(272)
Charge for the year	102	4,354	4,456
Disposals	(10)	(995)	(1,005)
Change in consolidation status	(28)	(1,461)	(1,489)
Reclassifications	(2)	(22)	(24)

31 March 2010	633	27,147	27,780

Net book value:
31 March 2009	838	18,412	19,250

31 March 2010	944	19,698	20,642

The net book value of land and buildings and equipment, fixtures and fittings includes £91 million and £111 million respectively (2009: £106 million and £82 million) in relation to assets held under finance leases. Included in the net book value of land and buildings and equipment, fixtures and fittings are assets in the course of construction, which are not depreciated, with a cost of £45 million and £1,496 million respectively (2009: £44 million and £1,186 million). Property, plant and equipment with a net book value of £389 million (2009: £148 million) has been pledged as security against borrowings.
Vodafone Group Plc Annual Report 2010   95

Notes to the consolidated financial statements continued
12. Principal subsidiaries
At 31 March 2010 the Company had the following principal subsidiaries carrying on businesses which affect the profits and assets of the Group. Unless otherwise stated the Company’s principal subsidiaries all have share capital consisting solely of ordinary shares and are indirectly held. The country of incorporation or registration of all subsidiaries is also their principal place of operation. All subsidiaries are directly or indirectly owned by the Company except for Vodafone Qatar Q.S.C.(1)

		Country of
		incorporation	Percentage(2)
Name	Principal activity	or registration	shareholdings

Gateway Group (Pty) Limited	Holding company	South Africa	65.3
Ghana Telecommunications Company Limited	Network operator	Ghana	70.0
VM, SA(3)	Network operator	Mozambique	55.5
Vodacom Congo (RDC) s.p.r.l.	Network operator	The Democratic Republic of Congo	33.3
Vodacom Group Limited(4)(5)	Network operator	South Africa	65.3
Vodacom Lesotho (Pty) Limited	Network operator	Lesotho	57.7
Vodacom Tanzania Limited	Network operator	Tanzania	42.4
Vodafone Albania Sh.A.	Network operator	Albania	99.9
Vodafone Americas Inc.(6)	Holding company	USA	100.0
Vodafone Czech Republic a.s.	Network operator	Czech Republic	100.0
Vodafone D2 GmbH	Network operator	Germany	100.0
Vodafone Egypt Telecommunications S.A.E.	Network operator	Egypt	54.9
Vodafone España S.A.U.	Network operator	Spain	100.0
Vodafone Essar Limited(7)	Network operator	India	57.6
Vodafone Europe B.V.	Holding company	Netherlands	100.0
Vodafone Group Services Limited(8)	Global products and services provider	England	100.0
Vodafone Holding GmbH	Holding company	Germany	100.0
Vodafone Holdings Europe S.L.U.	Holding company	Spain	100.0
Vodafone Hungary Mobile Telecommunications Company Limited	Network operator	Hungary	100.0
Vodafone International Holdings B.V.	Holding company	Netherlands	100.0
Vodafone Investments Luxembourg S.a.r.l.	Holding company	Luxembourg	100.0
Vodafone Ireland Limited	Network operator	Ireland	100.0
Vodafone Libertel B.V.	Network operator	Netherlands	100.0
Vodafone Limited	Network operator	England	100.0
Vodafone Malta Limited	Network operator	Malta	100.0
Vodafone Marketing S.a.r.l.	Provider of partner market services	Luxembourg	100.0
Vodafone New Zealand Limited	Network operator	New Zealand	100.0
Vodafone-Panafon Hellenic Telecommunications Company S.A.	Network operator	Greece	99.9
Vodafone Portugal-Comunicações Pessoais, S.A.(9)	Network operator	Portugal	100.0
Vodafone Qatar Q.S.C.(1)	Network operator	Qatar	23.0
Vodafone Romania S.A.	Network operator	Romania	100.0
Vodafone Telekomunikasyon A.S.	Network operator	Turkey	100.0

Notes:

(1)	The Group has rights that enable it to control the strategic and operating decisions of Vodafone Qatar Q.S.C.

(2)	Effective ownership percentages of Vodafone Group Plc at 31 March 2010, rounded to nearest tenth of one percent.

(3)	The share capital of VM, SA consists of 1,380,000,000 ordinary shares and 9,158,334,043 preference shares.

(4)	Vodacom Group Limited was converted to a public company on 18 May 2009 and, accordingly, changed its name from Vodacom Group (Pty) Limited.

(5)	At 31 March 2010 the Group owned 65.0% of the issued share capital of Vodacom Group Limited (‘Vodacom’) with the 65.3% ownership interest in the outstanding shares in Vodacom resulting from the acquisition of treasury shares by Vodacom.

(6)	Share capital consists of 395,834,251 ordinary shares and 1.65 million class D and E redeemable preference shares, of which 100% of the ordinary shares are held by the Group.

(7)	The Group’s aggregate direct and indirect equity interest in Vodafone Essar Limited was 57.59% at 31 March 2010. The Group has call options to acquire shareholdings in three companies which indirectly own further 9.39% interests in Vodafone Essar Limited. The shareholders of these companies also have put options which, if exercised, would require Vodafone to purchase the remaining shares in the respective company. If these options were exercised, which can only be done in accordance with Indian law prevailing at the time of exercise, the Group would have a direct and indirect interest of 66.98% of Vodafone Essar Limited.

(8)	Share capital consists of 600 ordinary shares and one deferred share, of which 100% of the shares are held directly by Vodafone Group Plc.

(9)	38.6% of the issued share capital of Vodafone Portugal-Comunicações Pessoais, S.A. is held directly by Vodafone Group Plc.
96   Vodafone Group Plc Annual Report 2010

Financials
13. Investments in joint ventures
Principal joint ventures
At 31 March 2010 the Company had the following joint ventures carrying on businesses which affect the profits and assets of the Group. Unless otherwise stated the Company’s principal joint ventures all have share capital consisting solely of ordinary shares, which are indirectly held, and the country of incorporation or registration is also their principal place of operation.

		Country of
		incorporation	Percentage(1)
Name	Principal activity	or registration	shareholdings

Indus Towers Limited	Network infrastructure	India	24.2	(2)
Polkomtel S.A.(3)	Network operator	Poland	24.4
Vodafone Hutchison Australia Pty Limited(3)	Network operator	Australia	50.0
Vodafone Fiji Limited	Network operator	Fiji	49.0	(4)
Vodafone Omnitel N.V.(5)	Network operator	Netherlands	76.9	(6)

Notes:

(1)	Rounded to nearest tenth of one percent.

(2)	Vodafone Essar Limited, in which the Group has a 57.6% equity interest, owns 42.0% of Indus Towers Limited.

(3)	Polkomtel S.A. and Vodafone Hutchinson Australia Pty Limited have a year end of 31 December.

(4)	The Group holds substantive participating rights which provide it with a veto over the significant financial and operating policies of Vodafone Fiji Limited and which ensure it is able to exercise joint control over Vodafone Fiji Limited with the majority shareholder.

(5)	The principal place of operation of Vodafone Omnitel N.V. is Italy.

(6)	The Group considered the existence of substantive participating rights held by the non-controlling shareholder provide that shareholder with a veto right over the significant financial and operating policies of Vodafone Omnitel N.V., and determined that, as a result of these rights, the Group does not have control over the financial and operating policies of Vodafone Omnitel N.V., despite the Group’s 76.9% ownership interest.
Effect of proportionate consolidation of joint ventures
The following table presents, on a condensed basis, the effect on the consolidated financial statements of including joint ventures using proportionate consolidation. The results of Vodacom Group Limited are included until 18 May 2009 when it became a subsidiary (see note 26) and the results of Safaricom Limited (‘Safaricom’) are included until 28 May 2008, at which time its consolidation status changed from joint venture to associate following completion of the share allocation for the public offering of 25% of Safaricom’s shares previously held by the Government of Kenya and termination of the shareholding agreement with the Government of Kenya. The results of Australia are included from 9 June 2009 following its merger with Hutchison 3G Australia (see note 26) and results from the 4.8% stake in Polkomtel acquired during the 2009 financial year are included from 18 December 2008.

	2010	2009	2008
	£m	£m	£m

Revenue	7,896	7,737	6,448
Cost of sales	(4,216)	(4,076)	(3,225)

Gross profit	3,680	3,661	3,223
Selling, distribution and administrative expenses	(1,369)	(1,447)	(1,155)
Operating income and expense	(12)	—	—

Operating profit	2,299	2,214	2,068
Net financing costs	(152)	(170)	(119)

Profit before tax	2,147	2,044	1,949
Income tax expense	(655)	(564)	(829)

Profit for the financial year	1,492	1,480	1,120

	2010	2009
	£m	£m

Non-current assets	20,787	22,688
Current assets	763	1,148

Total assets	21,550	23,836

Total shareholders’ funds	17,407	20,079
Non-controlling interests	—	20

Total equity	17,407	20,099

Non-current liabilities	833	865
Current liabilities	3,310	2,872

Total liabilities	4,143	3,737

Total equity and liabilities	21,550	23,836

Vodafone Group Plc Annual Report 2010   97

Notes to the consolidated financial statements continued
14. Investments in associates
At 31 March 2010 the Company had the following principal associates carrying on businesses which affect the profits and assets of the Group. The Company’s principal associates all have share capital consisting solely of ordinary shares, unless otherwise stated, and are all indirectly held. The country of incorporation or registration of all associates is also their principal place of operation.

		Country of
		incorporation	Percentage(1)
Name	Principal activity	or registration	shareholdings

Cellco Partnership(2)	Network operator	USA	45.0
Société Française du Radiotéléphone S.A.	Network operator	France	44.0
Safaricom Limited(3)(4)	Network operator	Kenya	40.0

Notes:

(1)	Rounded to nearest tenth of one percent.

(2)	Cellco Partnership trades under the name Verizon Wireless.

(3)	The Group also holds two non-voting shares.

(4)	At 31 March 2010 the fair value of Safaricom Limited was KES89 billion (£756 million) based on the closing quoted share price on the Nairobi Stock Exchange.
The Group’s share of the aggregated financial information of equity accounted associates is set out below. The amounts for the year ended 31 March 2009 include the share of results in Safaricom from 28 May 2008, at which time its consolidation status changed from being a joint venture to an associate.

	2010	2009	2008
	£m	£m	£m

Revenue	23,288	19,307	13,630
Share of result in associates	4,742	4,091	2,876
Share of discontinued operations in associates	93	57	—

	2010	2009
	£m	£m

Non-current assets	47,048	50,732
Current assets	4,901	4,641

Share of total assets	51,949	55,373

Non-current liabilities	8,295	8,668
Current liabilities	6,685	11,394
Non-controlling interests	592	596

Share of total liabilities and non-controlling interests	15,572	20,658

Share of equity shareholders’ funds in associates	36,377	34,715

15.	Other investments
Non-current other investments comprise the following, all of which are classified as available-for-sale, with the exception of other debt and bonds, which are classified as loans and receivables, and cash held in restricted deposits:

	2010	2009
	£m	£m

Included within non-current assets:
Listed securities:
Equity securities	4,072	3,931
Unlisted securities:
Equity securities	879	833
Public debt and bonds	11	20
Other debt and bonds	2,355	2,094
Cash held in restricted deposits	274	182

	7,591	7,060

Included within current assets:
Government bonds	388	—

The fair values of listed securities are based on quoted market prices and include the Group’s 3.2% investment in China Mobile Limited, which is listed on the Hong Kong and New York stock exchanges and incorporated under the laws of Hong Kong. China Mobile Limited is a mobile network operator and its principal place of operation is China.
Unlisted equity securities include a 26% interest in Bharti Infotel Private Limited, through which the Group has a 4.36% economic interest in Bharti Airtel Limited. Unlisted equity investments are recorded at fair value where appropriate, or at cost if their fair value cannot be reliably measured as there is no active market from which their fair values can be derived.
For public debt and bonds and cash held in restricted deposits, the carrying amount approximates fair value.
Other debt and bonds include preferred equity and a subordinated loan received as part of the disposal of Vodafone Japan to SoftBank. The fair value of these instruments cannot be reliably measured as there is no active market in which these are traded. As discussed in note 29, the Group has covenanted to provide security in favour of the Trustee of the Vodafone Group UK Pension Scheme in respect of the funding deficit in the scheme. The initial security takes the form of a Japanese law share pledge over 400,000 class 1 preferred shares of ¥200,000 in BB Mobile Corp, a subsidiary of SoftBank.
Current short-term investments of £388 million (2009: £nil) are classified as available-for-sale and consist of index linked government bonds which are held on an effective floating rate basis.
98   Vodafone Group Plc Annual Report 2010

Financials
16. Inventory

	2010	2009
	£m	£m

Goods held for resale	433	412

Inventory is reported net of allowances for obsolescence, an analysis of which is as follows:

	2010	2009	2008
	£m	£m	£m

1 April	111	118	100
Exchange movements	5	13	11
Amounts charged /(credited) to the income statement	4	(20)	7

31 March	120	111	118

Cost of sales includes amounts related to inventory amounting to £5,268 million (2009: £4,853 million; 2008: £4,320 million).
17. Trade and other receivables

	2010	2009
	£m	£m

Included within non-current assets:
Trade receivables	59	56
Other receivables	678	423
Prepayments and accrued income	148	132
Derivative financial instruments	1,946	2,458

	2,831	3,069

Included within current assets:
Trade receivables	4,008	3,751
Amounts owed by associates	24	50
Other receivables	1,122	744
Prepayments and accrued income	3,448	2,868
Derivative financial instruments	182	249

	8,784	7,662

The Group’s trade receivables are stated after allowances for bad and doubtful debts based on management’s assessment of creditworthiness, an analysis of which is as follows:

	2010	2009
	£m	£m

1 April	874	664
Exchange movements	(27)	101
Amounts charged to administrative expenses	465	423
Trade receivables written off	(383)	(314)

31 March	929	874

The carrying amounts of trade and other receivables approximate their fair value. Trade and other receivables are predominantly non-interest bearing.

	2010	2009
	£m	£m

Included within “Derivative financial instruments”:
Fair value through the income statement (held for trading):
Interest rate swaps	1,031	16
Foreign exchange swaps	132	104

	1,163	120

Fair value hedges:
Interest rate swaps	965	2,587

	2,128	2,707

The fair values of these financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest and foreign currency rates prevailing at 31 March.
Vodafone Group Plc Annual Report 2010  99

Notes to the consolidated financial statements continued
18. Cash and cash equivalents

	2010	2009
	£m	£m

Cash at bank and in hand	745	811
Money market funds	3,678	3,419
Repurchase agreements	—	648

Cash and cash equivalents as presented in the statement of financial position	4,423	4,878
Bank overdrafts	(60)	(32)

Cash and cash equivalents as presented in the statement of cash flows	4,363	4,846

Bank balances and money market funds comprise cash held by the Group on a short-term basis with original maturity of three months or less. The carrying amount of these assets approximates their fair value.
19. Called up share capital

	2010		2009
	Number	£m	Number	£m

Authorised:
Ordinary shares of 11 3/7 US cents each	68,250,000,000	4,875	68,250,000,000	4,875
B shares of 15 pence each	38,563,935,574	5,784	38,563,935,574	5,784
Deferred shares of 15 pence each	28,036,064,426	4,206	28,036,064,426	4,206

Ordinary shares allotted, issued and fully paid:(1)
1 April	57,806,283,716	4,153	58,255,055,725	4,182
Allotted during the year	2,963,016	—	51,227,991	3
Cancelled during the year	—	—	(500,000,000)	(32)

31 March	57,809,246,732	4,153	57,806,283,716	4,153

B shares allotted, issued and fully paid:(2)
1 April	—	—	87,429,138	13
Redeemed during the year	—	—	(87,429,138)	(13)

31 March	—	—	—	—

Notes:

(1)	At 31 March 2010 the Group held 5,146,112,159 (2009: 5,322,411,101) treasury shares with a nominal value of £370 million (2009: £382 million). The market value of shares held was £7,822 million (2009: £6,533 million). During the year 149,298,942 (2009: 41,146,589) treasury shares were reissued under Group share option schemes. The number of shares held by the Group as treasury shares, at 31 March 2010, has been adjusted down by 27 million which represents a number of shares that the Company previously reported as being purchased on the 10 September 2008, via Lehman Brothers International (Europe) (‘LBIE’), and held in treasury. As a result of LBIE being placed in administration on the 15 September 2008 the shares were not settled to the Company’s designated treasury account and are believed to be held in a proprietary account with the administrator. The Company has treated the transaction to buy back the shares as failed.

(2)	On 31 July 2006 the Company undertook a return of capital to shareholders via a B share scheme and associated share consolidation. A total of 66,271,035,240 B shares were issued on that day, and 66,271,035,240 existing ordinary shares of 10 US cents each were consolidated into 57,987,155,835 new ordinary shares of 11 3/7 US cents each. B shareholders were given the alternatives of initial redemption or future redemption at 15 pence per share or the payment of an initial dividend of 15 pence per share. The initial redemption took place on 4 August 2006 with future redemption dates on 5 February and 5 August each year until 5 August 2008 when the Company redeemed all B shares still in issue at their nominal value of 15 pence.
Allotted during the year

		Nominal	Net
		value	proceeds
	Number	£m	£m

UK share awards and option scheme awards	1,612,486	—	1
US share awards and option scheme awards	1,350,530	—	2

Total for share awards and option scheme awards	2,963,016	—	3

100  Vodafone Group Plc Annual Report 2010

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
Share options
Vodafone Group executive plans
No share options have been granted to any directors or employees under the Company’s discretionary share option plans in the year ended 31 March 2010.
There are options outstanding under a number of plans: the Vodafone Group 1998 Executive Share Option Scheme and the Vodafone Group 1988 Share Option Scheme, the Vodafone Group 1999 Long-Term Incentive Plan and the Vodafone Global Incentive Plan. These options are normally exercisable between three and ten years from the date of grant. The vesting of some of these options is subject to satisfaction of performance conditions. Grants made to US employees are made in respect of ADSs.
Vodafone Group Sharesave Plan
The Vodafone Group 2008 Sharesave Plan and its predecessor the Vodafone Group 1998 Sharesave Scheme enable UK staff to acquire shares in the Company through monthly savings of up to £250 over a three or five year period, at the end of which they also receive a tax free bonus. The savings and bonus may then be used to purchase shares at the option price, which is set at the beginning of the invitation period and usually at a discount of 20% to the then prevailing market price of the Company’s shares.
Other share option plans
Share option plans are operated by certain of the Group’s subsidiaries although awards are no longer made under these plans.
Share plans
Vodafone Group executive plans
Under the Vodafone Global Incentive Plan awards of shares are granted to directors and certain employees. The release of these shares is conditional upon continued employment and for some awards achievement of certain performance targets measured over a three year period.
Under the Vodafone Group Deferred Share Bonus Plan, directors and certain employees were able to defer their 2007 annual bonuses into shares. These shares were released in 2009 together with additional shares based on the outcome of a two year performance condition.
Vodafone Share Incentive Plan
The Vodafone Share Incentive Plan enables UK staff to acquire shares in the Company through monthly purchases of up to £125 per month or 5% of salary, whichever is lower. For each share purchased by the employee, the Company provides a free matching share.
Vodafone Group Global AllShare Plan
A significant number of employees received a conditional award of 340 shares (2009: 290) in the Company on 30 June 2009 under the Vodafone Group Global AllShare Plan. The awards vest after two years and are not subject to performance conditions but are subject to continued employment. There will be no further grants under this plan.
Movements in ordinary share options and ADS options outstanding

	ADS options			Ordinary share options
	2010	2009	2008	2010	2009	2008
	Millions	Millions	Millions	Millions	Millions	Millions

1 April	1	1	3	334	373	584
Granted during the year	—	—	—	13	7	46
Forfeited during the year	—	—	—	(2)	(11)	(30)
Exercised during the year	—	—	(1)	(47)	(16)	(204)
Expired during the year	—	—	(1)	(32)	(19)	(23)

31 March	1	1	1	266	334	373

Weighted average exercise price:
1 April	$15.37	$18.15	$21.46	£1.41	£1.42	£1.35
Granted during the year	—	—	—	£0.94	£1.21	£1.63
Forfeited during the year	—	—	—	£1.50	£1.47	£1.67
Exercised during the year	—	—	$19.52	£1.11	£1.09	£1.20
Expired during the year	—	—	$28.50	£1.67	£1.55	£1.72

31 March	$15.07	$15.37	$18.15	£1.41	£1.41	£1.42

Vodafone Group Plc Annual Report 2010  101

Notes to the consolidated financial statements continued
20. Share-based payments continued
Summary of options outstanding and exercisable at 31 March 2010

	Outstanding			Exercisable
			Weighted			Weighted
			average			average
		Weighted	remaining		Weighted	remaining
	Outstanding	average	contractual	Exercisable	average	contractual
	shares	exercise	life	shares	exercise	life
	Millions	price	Months	Millions	price	Months

Vodafone Group savings related and Sharesave Plan:
£0.01 – £1.00	14	£0.94	40	—	—	—
£1.01 – £2.00	8	£1.24	24	—	—	—

	22	£1.04	35	—	—	—

Vodafone Group executive plans:
£1.01 – £2.00	8	£1.58	16	8	£1.58	16
£2.01 – £3.00	14	£2.79	4	14	£2.79	4

	22	£2.36	8	22	£2.36	8

Vodafone Group 1999 Long-Term Stock Incentive Plan:
£0.01 – £1.00	55	£0.90	27	55	£0.90	27
£1.01 – £2.00	165	£1.49	42	139	£1.46	33
£2.01 – £3.00	1	£2.92	4	1	£2.92	4

	221	£1.36	38	195	£1.31	31

Other share option plans:
£1.01 – greater than £3.01	1	£2.63	20	1	£2.63	20

Vodafone Group 1999 Long-Term Stock Incentive Plan:

$10.01 – $30.00	1	$15.07	30	1	$14.76	29

Fair value of options granted

	ADS options	Ordinary share options
		Board of directors and
	Other(1)	Executive Committee(1)	Other
	2008	2008	2010	2009	2008

Expected life of option (years)	4-5	4-5	3-5	3-5	4-5
Expected share price volatility	25.5-33.5%	25.7-27.7%	32.5-33.5%	30.9-31.0%	25.5-33.5%
Dividend yield	3.8-4.2%	4.0-4.4%	6.62%	5.04%	3.8-4.2%
Risk free rates	4.4-5.7%	5.5%	2.5-3.0%	4.9%	4.4-5.7%
Exercise price(2)	£1.67-1.76	£1.68	£0.94	£1.21	£1.67-1.76

Notes:

(1)	There were no options granted in the years ended 31 March 2010 and 31 March 2009.

(2)	In the year ended 31 March 2008 there was more than one option grant.
The fair value of options granted is estimated at the date of grant using a lattice-based option valuation model, which incorporates ranges of assumptions for inputs as disclosed above. Certain options granted to the Board of directors and Executive Committee have a market based performance condition attached and as a result the assumptions are disclosed separately.
Share awards
Movements in non-vested shares during the year ended 31 March 2010 are as follows:

	Global AllShare Plan		Other		Total
		Weighted		Weighted		Weighted
		average fair		average fair		average fair
		value at		value at		value at
	Millions	grant date	Millions	grant date	Millions	grant date

1 April 2009	32	£1.43	288	£1.11	320	£1.15
Granted	21	£1.02	147	£0.90	168	£0.92
Vested	(17)	£1.53	(74)	£1.00	(91)	£1.10
Forfeited	(2)	£1.19	(21)	£1.00	(23)	£1.02

31 March 2010	34	£1.15	340	£1.05	374	£1.06

Other information
The weighted average grant date fair value of options granted during the 2010 financial year was £0.26 (2009: £0.39; 2008: £0.34).
The total fair value of shares vested during the year ended 31 March 2010 was £100 million (2009: £84 million; 2008: £75 million).
The compensation cost included in the consolidated income statement in respect of share options and share plans was £150 million (2009: £128 million; 2008: £107 million) which is comprised entirely of equity-settled transactions.
The average share price for the year ended 31 March 2010 was 132 pence.
102   Vodafone Group Plc Annual Report 2010

Financials

21. Capital and financial risk management
Capital management
The following table summarises the capital of the Group:

	2010	2009
	£m	£m

Cash and cash equivalents	(4,423)	(4,878)
Borrowings	39,795	41,373
Other financial instruments	(2,056)	(2,272)

Net debt	33,316	34,223
Equity	90,810	84,777

Capital	124,126	119,000

The Group’s policy is to borrow centrally using a mixture of long-term and short-term capital market issues and borrowing facilities to meet anticipated funding requirements. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries. The Board has approved three internal debt protection ratios being: net interest to operating cash flow (plus dividends from associates); retained cash flow (operating cash flow plus dividends from associates less interest, tax, dividends to minorities and equity dividends) to net debt; and operating cash flow (plus dividends from associates) to net debt. These internal ratios establish levels of debt that the Group should not exceed other than for relatively short periods of time and are shared with the Group’s debt rating agencies being Moody’s, Fitch Ratings and Standard & Poor’s. The Group complied with these ratios throughout the financial year.
Financial risk management
The Group’s treasury function provides a centralised service to the Group for funding, foreign exchange, interest rate management and counterparty risk management.
Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed annually by the Board, most recently on 28 July 2009. A treasury risk committee comprising of the Group’s Chief Financial Officer, Group General Counsel and Company Secretary, Corporate Finance Director and Director of Financial Reporting meets at least annually to review treasury activities and its members receive management information relating to treasury activities on a quarterly basis. The Group accounting function, which does not report to the Group Corporate Finance Director, provides regular update reports of treasury activity to the Board. The Group’s internal auditors review the internal control environment regularly.
The Group uses a number of derivative instruments for currency and interest rate risk management purposes only that are transacted by specialist treasury personnel. In light of the ongoing financial conditions within the banking sector the Group has reviewed the types of financial risk it faces and continues to monitor these on an ongoing basis. The Group considers that credit risk in the banking sector remains high and has mitigated this risk by the adoption of collateral support agreements for the majority of its bank counterparties.
Credit risk
The Group considers its exposure to credit risk at 31 March to be as follows:

	2010	2009
	£m	£m

Cash at bank and in hand	745	811
Cash held in restricted deposits	274	182
Government bonds	388	—
Repurchase agreements	—	648
Money market fund investments	3,678	3,419
Derivative financial instruments	2,128	2,707
Other investments — debt and bonds	2,366	2,114
Trade receivables	4,067	3,807

	13,646	13,688

The Group has invested in index linked government bonds for the first time this year on the basis that they generate a swap return in excess of £ LIBOR.
Money market investments are in accordance with established internal treasury policies which dictate that an investment’s long-term credit rating is no lower than single A. Additionally, the Group invests in AAA unsecured money market mutual funds where the investment is limited to 10% of each fund.
The Group invests in repurchase agreements which are fully collateralised investments. The collateral is sovereign and supranational debt of major EU countries denominated in euros and US dollars and can be readily converted to cash. In the event of any default, ownership of the collateral would revert to the Group. At 31 March 2010 the Group had no outstanding repurchase agreements (2009: £648 million). The value of the collateral held by the Group at 31 March 2009 is shown below:

	2010	2009
	£m	£m

Sovereign	—	544
Supranational	—	104

	—	648

In respect of financial instruments used by the Group’s treasury function, the aggregate credit risk the Group may have with one counterparty is limited by firstly, reference to the long-term credit ratings assigned for that counterparty by Moody’s, Fitch Ratings and Standard & Poor’s and secondly, as a consequence of collateral support agreements introduced from the fourth quarter of 2008. Under collateral support agreements the Group’s exposure to a counterparty with whom a collateral support agreement is in place is reduced to the extent that the counterparty must post cash collateral when there is value due to the Group under outstanding derivative contracts that exceeds a contractually agreed threshold amount. When value is due to the counterparty the Group is required to post collateral on identical terms. Such cash collateral is adjusted daily as necessary.
In the event of any default, ownership of the cash collateral would revert to the respective holder at that point. Detailed below is the value of the cash collateral, which is reported within short-term borrowings, held by the Group at 31 March 2010:

	2010	2009
	£m	£m

Cash collateral	604	691

The majority of the Group’s trade receivables are due for maturity within 90 days and largely comprise amounts receivable from consumers and business customers. At 31 March 2010 £2,111 million (2009: £1,987 million) of trade receivables were not yet due for payment. Total trade receivables consisted of £2,506 million (2009: £2,798 million) relating to the Europe region, £997 million (2009: £561 million) relating to the Africa and Central Europe region and £564 million (2009: £448 million) relating to the Asia Pacific and Middle East region. Accounts are monitored by management and provisions for bad and doubtful debts raised where it is deemed appropriate.
The following table presents ageing of receivables that are past due and are presented net of provisions for doubtful receivables that have been established.

	2010	2009
	£m	£m

30 days or less	1,499	1,430
Between 31 – 60 days	119	131
Between 61 – 180 days	155	121
Greater than 180 days	183	138

	1,956	1,820

Concentrations of credit risk with respect to trade receivables are limited given that the Group’s customer base is large and unrelated. Due to this management believes there is no further credit risk provision required in excess of the normal provision for bad and doubtful receivables. Amounts charged to administrative expenses during the year ended 31 March 2010 were £465 million (2009: £423 million, 2008: £293 million) (see note 17).
The Group has other investments in preferred equity and a subordinated loan received as part of the disposal of Vodafone Japan to SoftBank in the 2007 financial year. The carrying value of those investments at 31 March 2010 was £2,288 million (2009: £2,073 million). As discussed in notes 15 and 29 the Group has covenanted to provide security in favour of the Trustee of the Vodafone Group UK Pension Scheme in respect of the funding deficit in the scheme. The initial security takes the form of a Japanese law share pledge over 400,000 class 1 preferred shares of ¥200,000 in BB Mobile Corp, a subsidiary of SoftBank.

Vodafone Group Plc Annual Report 2010  103

Notes to the consolidated financial statements continued

21. Capital and financial risk management continued
Liquidity risk
At 31 March 2010 the Group had US$9.1 billion committed undrawn bank facilities and US$15 billion and £5 billion commercial paper programmes, supported by the US$9.1 billion committed bank facilities, available to manage its liquidity. The Group uses commercial paper and bank facilities to manage short-term liquidity and manages long-term liquidity by raising funds on capital markets.
US$4.1 billion of the committed facility has a maturity date of 28 July 2011 and the remaining US$5 billion has a maturity of 22 June 2012. Both facilities have remained undrawn throughout the financial year and since year end and provide liquidity support.
The Group manages liquidity risk on long-term borrowings by maintaining a varied maturity profile with a cap on the level of debt maturing in any one calendar year, therefore minimising refinancing risk. Long-term borrowings mature between one and 27 years.
Liquidity is reviewed daily on at least a 12 month rolling basis and stress tested on the assumption that all commercial paper outstanding matures and is not reissued. The Group maintains substantial cash and cash equivalents which at 31 March 2010 amounted to £4,423 million (2009: £4,878 million).
Market risk
Interest rate management
Under the Group’s interest rate management policy, interest rates on monetary assets and liabilities denominated in euros, US dollars and sterling are maintained on a floating rate basis except for periods up to four years when at least 20% of net debt is fixed. Where assets and liabilities are denominated in other currencies interest rates may also be fixed. In addition, fixing is undertaken for longer periods when interest rates are statistically low.
At 31 March 2010 36% (2009: 43%) of the Group’s gross borrowings were fixed for a period of at least one year. For each one hundred basis point fall or rise in market interest rates for all currencies in which the Group had borrowings at 31 March 2010 there would be a reduction or increase in profit before tax by approximately £165 million (2009: increase or reduce by £175 million) including mark-to-market revaluations of interest rate and other derivatives and the potential interest on outstanding tax issues. There would be no material impact on equity.
Foreign exchange management
As Vodafone’s primary listing is on the London Stock Exchange its share price is quoted in sterling. Since the sterling share price represents the value of its future multi-currency cash flows, principally in euro, US dollars and sterling, the Group maintains the currency of debt and interest charges in proportion to its expected future principal multi-currency cash flows and has a policy to hedge external foreign exchange risks on transactions denominated in other currencies above certain de minimis levels. As the Group’s future cash flows are increasingly likely to be derived from emerging markets it is likely that more debt in emerging market currencies will be drawn.
As such, at 31 March 2010 120% of net debt was denominated in currencies other than sterling (49% euro, 46% US dollar and 25% other) while 20% of net debt had been purchased forward in sterling in anticipation of sterling denominated shareholder returns via dividends. This allows euro, US dollar and other debt to be serviced in proportion to expected future cash flows and therefore provides a partial hedge against income statement translation exposure, as interest costs will be denominated in foreign currencies. Yen debt is used as a hedge against the value of yen assets as the Group has minimal yen cash flows. A relative strengthening in the value of sterling against certain currencies in which the Group maintains cash and cash equivalents has resulted in a reduction in cash and cash equivalents of £257 million from currency translation differences in the year ended 31 March 2010 (2009: £371 million increase).
Under the Group’s foreign exchange management policy foreign exchange transaction exposure in Group companies is generally maintained at the lower of €5 million per currency per month or €15 million per currency over a six month period. The Group is exposed to profit and loss account volatility on the retranslation of certain investments received upon the disposal of Vodafone Japan to SoftBank which are yen denominated financial instruments but are owned by legal entities with either a sterling or euro functional currency. In addition, a US dollar denominated financial liability arising from the put rights granted over the Essar Group’s interests in Vodafone Essar in the 2008 financial year and discussed on page 44, were granted by a legal entity with a euro functional currency. A 19%, 8% or 12% (2009: 23%, 10% or 15%) change in the ¥/£, ¥/€ or US$/€ exchange rates would have a £146 million, £122 million or £393 million (2009: £164 million, £136 million and £496 million) impact on profit or loss in relation to these financial instruments.
The Group recognises foreign exchange movements in equity for the translation of net investment hedging instruments and balances treated as investments in foreign operations. However there is no net impact on equity for exchange rate movements as there would be an offset in the currency translation of the foreign operation.
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

2010
£m

Euro 12% change — Operating profit	804
US dollar 15% change — Operating profit	617

At 31 March 2009 sensitivity of the Group’s operating profit was analysed for euro 12% change and US dollar 17% change, representing £347 million and £632 million respectively.
Equity risk
The Group has equity investments, primarily in China Mobile Limited and Bharti Infotel Private Limited, which are subject to equity risk. See note 15 to the consolidated financial statements for further details on the carrying value of these investments.
Fair value of financial instruments
The table below sets out the valuation basis of financial instruments held at fair value by the Group at 31 March 2010.

	Level 1(1)	Level 2(2)	Total
	£ m	£ m	£ m

Financial assets:
Derivative financial instruments:
Interest rate swaps	—	1,996	1,996
Foreign exchange contracts	—	132	132
Interest rate futures	—	20	20

	—	2,148	2,148

Financial investments available-for-sale:
Listed equity securities(3)	4,072	—	4,072
Unlisted equity securities(3)	—	623	623

	4,072	623	4,695

	4,072	2,771	6,843

Financial liabilities:
Derivative financial instruments:
Interest rate swaps	—	365	365
Foreign exchange contracts	—	95	95

	—	460	460

Notes:

(1)	Level 1 classification is used where fair value is determined by unadjusted quoted prices in active markets for identical assets or liabilities.

(2)	Level 2 classification is used where valuation inputs are observable directly or indirectly from quoted prices. Fair values for unlisted equity securities are derived from observable quoted market prices for similar items.

(3)	Details of listed and unlisted equity securities are included in note 15 “Other Investments”.

104  Vodafone Group Plc Annual Report 2010

Financials
22. Borrowings
Carrying value and fair value information

	2010			2009
	Short-term	Long-term		Short-term	Long-term
	borrowings	borrowings	Total	borrowings	borrowings	Total
	£m	£m	£m	£m	£m	£m

Financial liabilities measured at amortised cost:
Bank loans	3,460	4,183	7,643	893	5,159	6,052
Bank overdrafts	60	—	60	32	—	32
Redeemable preference shares	—	1,242	1,242	—	1,453	1,453
Commercial paper	2,563	—	2,563	2,659	—	2,659
Bonds	1,174	12,675	13,849	515	8,064	8,579
Other liabilities(1)(2)	3,906	385	4,291	1,015	4,122	5,137
Bonds in fair value hedge relationships	—	10,147	10,147	4,510	12,951	17,461

	11,163	28,632	39,795	9,624	31,749	41,373

Notes:

(1)	At 31 March 2010 amount includes £604 million (2009: £691 million) in relation to collateral support agreements.

(2)	Amounts at 31 March 2010 includes £3,405 million (2009: £3,606 million) in relation to the written put options disclosed in note 12 and written put options granted to the Essar Group that, if exercised, would allow the Essar Group to sell its 33% shareholding in Vodafone Essar to the Group for US$5 billion or to sell up to US$5 billion worth of Vodafone Essar shares at an independently appraised fair market value.
Banks loans include a ZAR 4.85 billion loan borrowed by Vodafone Holdings SA Pty Limited (‘VHSA’), which directly and indirectly owns the Group’s 65% interest in Vodacom Group Limited. VHSA has pledged its 100% equity shareholding in Vodafone Investments SA (‘VISA’), which holds a direct 20.1% equity shareholding in Vodacom Group Limited, as security for its loan obligations. The terms and conditions of the pledge mean that should VHSA not meet all of its loan payment and performance obligations, the lenders may sell the equity shareholding in its subsidiary VISA at market value to recover their losses, with any remaining sales proceeds being returned to VHSA. Vodafone International Holdings B.V. has also guaranteed this loan with recourse only to the VHSA shares it has pledged. The terms and conditions of the security arrangement mean the lenders may be able to sell these respective shares in preference to the VISA shares held by VHSA. An arrangement has been put in place where the Vodacom Group Limited shares held by VHSA and VISA are held in an escrow account to ensure the shares cannot be sold to satisfy the pledge made by the Company. The maximum collateral provided is ZAR 4.85 billion, being the carrying value of the bank loan at 31 March 2010 (2009: ZAR 6.4 billion). Bank loans also include INR175 billion of loans held by Vodafone Essar Limited (‘VEL’) and its subsidiaries (the ‘VEL Group’). The VEL Group has a number of security arrangements supporting certain licences secured under the terms of tri-party agreements between the relevant borrower, the department of telecommunications, Government of India and the agent representing the secured lenders and certain share pledges of the shares under VEL. The terms and conditions of the security arrangements mean that should members of the VEL Group not meet all of their loan payment and performance obligations, the lenders may sell the pledged shares and enforce rights over the certain licences under the terms of the tri-party agreements to recover their losses, with any remaining sales proceeds being returned to the VEL Group. Each of the eight legal entities within the VEL Group provide cross guarantees to the lenders in respect to debt contracted by the other seven.
The fair value and carrying value of the Group’s short-term borrowings is as follows:

	Sterling equivalent
	nominal value		Fair value		Carrying value
	2010	2009	2010	2009	2010	2009
	£m	£m	£m	£m	£m	£m

Financial liabilities measured at amortised cost	11,023	5,131	11,130	5,108	11,163	5,114
Bonds in fair value hedge relationships:	—	4,320	—	4,397	—	4,510
4.25% euro 1,859 million bond due May 2009	—	1,720	—	1,722	—	1,780
4.75% euro 859 million bond due May 2009	—	794	—	798	—	831
7.75% US dollar 2,582 million bond due February 2010	—	1,806	—	1,877	—	1,899

Short-term borrowings	11,023	9,451	11,130	9,505	11,163	9,624

Vodafone Group Plc Annual Report 2010  105

Notes to the consolidated financial statements continued
22. Borrowings continued
The fair value and carrying value of the Group’s long-term borrowings is as follows:

	Sterling equivalent
	nominal value		Fair value		Carrying value
	2010	2009	2010	2009	2010	2009
	£m	£m	£m	£m	£m	£m

Financial liabilities measured at amortised cost:
Bank loans	4,149	4,993	4,183	5,159	4,183	5,159
Redeemable preference shares	1,174	1,237	1,098	1,453	1,242	1,453
Other liabilities	385	4,314	385	4,186	385	4,122
Bonds:	11,455	6,976	11,961	6,559	12,675	8,064
US dollar floating rate note due June 2011	230	245	230	227	230	245
5.5% US dollar 750 million bond due June 2011	494	—	518	—	524	—
Euro floating rate note due January 2012	1,158	1,203	1,157	1,136	1,161	1,218
US dollar floating rate note due February 2012	329	350	329	322	329	350
5.35% US dollar 500 million bond due February 2012	329	—	351	—	352	—
3.625% euro 1,250 million bond due November 2012	1,113	—	1,157	—	1,149	—
6.75% Australian dollar 265 million bond due January 2013	160	—	161	—	167	—
Czech krona floating rate note due June 2013	19	18	19	18	19	18
Euro floating rate note due September 2013	757	786	756	714	758	788
5.0% US dollar 1,000 million bond due December 2013	658	—	704	—	718	—
6.875% euro 1,000 million bond due December 2013	891	—	1,024	—	936	—
Euro floating rate note due June 2014	1,113	1,157	1,099	1,029	1,114	1,158
4.15% US dollar 1,250 million bond due June 2014	823	—	856	—	852	—
5.125% euro 500 million bond due April 2015	445	463	496	470	475	495
3.375% US dollar 500 million bond due November 2015	329	—	327	—	330	—
5% euro 750 million bond due June 2018	668	694	721	699	694	721
7.875% US dollar 750 million bond due February 2030	494	525	589	577	814	876
6.25% US dollar 495 million bond due November 2032	326	346	328	333	453	485
6.15% US dollar 1,700 million bond due February 2037	1,119	1,189	1,139	1,034	1,600	1,710
Bonds in fair value hedge relationships:	9,395	11,823	10,085	11,982	10,147	12,951
5.875% euro 1,250 million bond due June 2010	—	1,157	—	1,195	—	1,258
5.5% US dollar 750 million bond due June 2011	—	525	—	544	—	575
5.35% US dollar 500 million bond due February 2012	—	350	—	357	—	385
3.625% euro 1,000 million bond due November 2012	—	925	—	919	—	967
6.75% Australian dollar 265 million bond due January 2013	—	128	—	127	—	140
5.0% US dollar 1,000 million bond due December 2013	—	699	—	713	—	786
6.875% euro 1,000 million bond due December 2013	—	925	—	1,005	—	973
4.625% sterling 350 million bond due September 2014	350	350	367	352	388	381
4.625% sterling 525 million bond due September 2014	525	525	550	526	532	519
2.15% Japanese yen 3,000 million bond due April 2015	21	21	22	22	22	22
5.375% US dollar 900 million bond due January 2015	592	630	636	632	650	711
5.0% US dollar 750 million bond due September 2015	494	525	529	516	543	598
6.25% euro 1,250 million bond due January 2016	1,113	1,157	1,278	1,208	1,168	1,182
5.75% US dollar 750 million bond due March 2016	494	525	536	527	556	614
4.75% euro 500 million bond due June 2016	445	463	477	448	503	512
5.625% US dollar 1,300 million bond due February 2017	856	909	919	904	960	1,070
5.375% sterling 600 million bond due December 2017	600	—	634	—	628	—
4.625% US dollar 500 million bond due July 2018	329	350	328	315	349	392
8.125% sterling 450 million bond due November 2018	450	450	553	535	487	483
5.45% US dollar 1,250 million bond due June 2019	823	—	857	—	849	—
4.65% euro 1,250 million bond January 2022	1,113	—	1,129	—	1,145	—
5.375% euro 500 million bond June 2022	445	463	481	433	525	534
5.625% sterling 250 million bond due December 2025	250	250	254	234	285	287
6.6324% euro 50 million bond due December 2028	45	46	64	46	54	50
5.9% sterling 450 million bond due November 2032	450	450	471	424	503	512

Long-term borrowings	26,558	29,343	27,712	29,339	28,632	31,749

During the year ended 31 March 2010 fair value hedge relationships relating to bonds with nominal value US$2,750 million (£1,810 million), €4,750 million (£4,125 million) and AUD 265 million (£161 million) were de-designated.
Fair values are calculated using quoted market prices or discounted cash flows with a discount rate based upon forward interest rates available to the Group at the end of reporting period date.
106  Vodafone Group Plc Annual Report 2010

Financials
Maturity of borrowings
The maturity profile of the anticipated future cash flows including interest in relation to the Group’s non-derivative financial liabilities on an undiscounted basis which, therefore, differs from both the carrying value and fair value, is as follows:

		Redeemable				Loans in fair
	Bank	preference	Commercial		Other	value hedge
	loans	shares	Paper	Bonds	liabilities	relationships	Total
	£m	£m	£m	£m	£m	£m	£m

Within one year	3,406	93	2,572	1,634	3,983	510	12,198
In one to two years	858	56	—	3,008	145	510	4,577
In two to three years	847	56	—	1,712	156	510	3,281
In three to four years	1,852	56	—	2,671	—	510	5,089
In four to five years	138	56	—	2,152	31	1,977	4,354
In more than five years	598	1,370	—	6,009	68	9,983	18,028

	7,699	1,687	2,572	17,186	4,383	14,000	47,527
Effect of discount/financing rates	(56)	(445)	(9)	(3,337)	(32)	(3,853)	(7,732)

31 March 2010	7,643	1,242	2,563	13,849	4,351	10,147	39,795

Within one year	950	127	2,670	787	1,053	5,222	10,809
In one to two years	2,361	97	—	283	3,663	1,808	8,212
In two to three years	665	59	—	2,105	25	1,443	4,297
In three to four years	525	59	—	269	314	1,589	2,756
In four to five years	1,345	59	—	1,064	252	2,118	4,838
In more than five years	342	1,517	—	7,360	71	8,928	18,218

	6,188	1,918	2,670	11,868	5,378	21,108	49,130
Effect of discount/financing rates	(136)	(465)	(11)	(3,289)	(209)	(3,647)	(7,757)

31 March 2009	6,052	1,453	2,659	8,579	5,169	17,461	41,373

The maturity profile of the Group’s financial derivatives (which include interest rate and foreign exchange swaps), using undiscounted cash flows, is as follows:

	2010		2009
	Payable	Receivable	Payable	Receivable
	£m	£m	£m	£m

Within one year	13,067	13,154	9,003	9,231
In one to two years	929	938	592	668
In two to three years	1,083	974	739	609
In three to four years	1,040	932	765	603
In four to five years	868	816	743	577
In more than five years	7,607	5,912	7,062	5,129

	24,594	22,726	18,904	16,817

The currency split of the Group’s foreign exchange derivatives, all of which mature in less than one year, is as follows:

	2010		2009
	Payable	Receivable	Payable	Receivable
	£m	£m	£m	£m

Sterling	—	8,257	—	6,039
Euro	8,650	3,177	5,595	13
US dollar	1,545	55	2,527	1,127
Japanese yen	548	21	214	20
Other	1,485	755	81	1,285

	12,228	12,265	8,417	8,484

Payables and receivables are stated separately in the table above as settlement is on a gross basis. The £37 million net receivable (2009: £67 million net receivable) in relation to foreign exchange financial instruments in the table above is split £95 million (2009: £37 million) within trade and other payables and £132 million (2009: £104 million) within trade and other receivables.
The present value of minimum lease payments under finance lease arrangements under which the Group has leased certain of its equipment is analysed as follows:

	2010	2009
	£m	£m

Within one year	21	10
In two to five years	47	42
In more than five years	7	18

Vodafone Group Plc Annual Report 2010  107

Notes to the consolidated financial statements continued

22. Borrowings continued
Interest rate and currency of borrowings

	Total	Floating rate	Fixed rate		Other
	borrowings	borrowings	borrowings	(1)	borrowings	(2)
Currency	£m	£m	£m		£m

Sterling	3,022	3,022	—		—
Euro	14,244	9,429	4,815		—
US dollar	15,195	7,329	4,461		3,405
Japanese yen	2,605	2,605	—		—
Other	4,729	4,105	624		—

31 March 2010	39,795	26,490	9,900		3,405

Sterling	2,549	2,549	—		—
Euro	15,126	13,605	1,521		—
US dollar	17,242	10,565	3,071		3,606
Japanese yen	2,660	2,660	—		—
Other	3,796	3,323	473		—

31 March 2009	41,373	32,702	5,065		3,606

Notes:

(1)	The weighted average interest rate for the Group’s euro denominated fixed rate borrowings is 5.3% (2009: 5.1%). The weighted average time for which the rates are fixed is 3.4 years (2009: 6.7 years). The weighted average interest rate for the Group’s US dollar denominated fixed rate borrowings is 5.5% (2009: 6.6%). The weighted average time for which the rates are fixed is 12.3 years (2009: 25.4 years). The weighted average interest rate for the Group’s other currency fixed rate borrowings is 10.1% (2009: 10.1%). The weighted average time for which the rates are fixed is 1.5 years (2009: 2.5 years).

(2)	Other borrowings of £3,405 million (2009: £3,606 million) are the liabilities arising under put options granted over direct and indirect interests in Vodafone Essar.
The figures shown in the tables above take into account interest rate swaps used to manage the interest rate profile of financial liabilities. Interest on floating rate borrowings is generally based on national LIBOR equivalents or government bond rates in the relevant currencies.
At 31 March 2010 the Group had entered into foreign exchange contracts to decrease its sterling currency borrowings above by £8,257 million and to increase its euro, US dollar, Japanese yen and other currency borrowings above by amounts equal to £5,473 million, £1,490 million, £527 million and £730 million respectively.
At 31 March 2009 the Group had entered into foreign exchange contracts to decrease its sterling and other currency borrowings above by amounts equal to £6,039 million and £1,204 million respectively and to increase its euro, US dollar and Japanese yen borrowings above by amounts equal to £5,582 million, £1,400 million and £194 million respectively.
Further protection from euro and US dollar interest rate movements on debt is provided by interest rate swaps. At 31 March 2010 the Group had euro denominated interest rate swaps for amounts equal to £6,335 million and US dollar denominated interest rate swaps for amounts equal to £5,761 million. The average effective rate which has been fixed is 1.21% in relation to euro denominated interest rate swaps and 0.92% in relation to US dollar denominated interest rate swaps.
The Group has entered into euro and US dollar denominated interest rate futures. The euro denominated interest rate futures cover the period June 2010 to September 2010, September 2010 to December 2010 and December 2010 to March 2011 for amounts equal to £7,888 million, £8,461 million and £4,067 million respectively. The average effective rate which has been fixed is 1.27%. The US dollar denominated interest rate futures cover the period June 2010 to September 2010, September 2010 to December 2010 and December 2010 to March 2011 for amounts equal to £3,197 million, £2,582 million and £1,119 million respectively. The average effective rate which has been fixed is 0.86%.
At 31 March 2009 the Group had entered into euro and US dollar denominated interest rate futures. The euro denominated futures covered the period June 2009 to September 2009, September 2009 to December 2009 and December 2009 to March 2010 for amounts equal to £6,845 million, £6,061 million and £3,931 million respectively. The US dollar denominated interest rate futures cover the period June 2009 to September 2009, September 2009 to December 2009 and December 2009 to March 2010 for amounts equal to £7,003 million, £7,871 million, and £9,333 million respectively.
Borrowing facilities
At 31 March 2010 the Group’s most significant committed borrowing facilities comprised two bank facilities of US$4,115 million (£2,709 million) and US$5,025 million (£3,308 million) both expiring between one and three years (2009: two bank facilities of US$4,115 million (£2,878 million) and US$5,025 million (£3,514 million)), a US$650 million (£428 million) bank facility which expires in more than 5 years (2009: £nil), a ¥259 billion (£1,821 million, 2009: ¥259 billion (£1,820 million)) term credit facility, which expires within one year, two loan facilities of €400 million (£356 million) and €350 million (£312 million) both expiring between two and five years and a loan facility of €410 million (£365 million) which expires in more than five years (2009: two loan facilities of €400 million (£370 million) and €350 million (£324 million)). The US dollar bank facilities remained undrawn throughout the financial year, the ¥259 billion term credit facility was fully drawn down on 21 December 2005, the €400 million and €350 million loan facilities were fully drawn on 14 February 2007 and 12 August 2008 respectively and the €410 million facility remains undrawn.
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
Substantially the same terms and conditions apply in the case of Vodafone Finance K.K.’s ¥259 billion term credit facility although the change of control provision is applicable to any guarantor of borrowings under the term credit facility. Additionally, the facility agreement requires Vodafone Finance K.K. to maintain a positive tangible net worth at the end of each financial year. As of 31 March 2010 the Company was the sole guarantor.
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
In addition to the above, certain of the Group’s subsidiaries had committed facilities at 31 March 2010 of £5,759 million (2009: £4,725 million) in aggregate, of which £1,647 million (2009: £1,571 million) was undrawn. Of the total committed facilities £1,139 million (2009: £675 million) expires in less than one year, £2,880 million (2009: £2,275 million) expires between two and five years, and £1,740 million (2009: £1,775 million) expires in more than five years.
Redeemable preference shares
Redeemable preference shares comprise class D and E preferred shares issued by Vodafone Americas, Inc. An annual dividend of US$51.43 per class D and E preferred share is payable quarterly in arrears. The dividend for the year amounted to £56 million (2009: £51 million). The aggregate redemption value of the class D and E preferred shares is US$1.65 billion. The holders of the preferred shares are entitled to vote on the election of directors and upon each other matter coming before any meeting of the shareholders on which the holders of ordinary shares are entitled to vote. Holders are entitled to vote on the basis of twelve votes for each share of class D or E preferred stock held. The maturity date of the 825,000 class D preferred shares is 6 April 2020. The 825,000 class E preferred shares have a maturity date of 1 April 2020. The class D and E preferred shares have a redemption price of US$1,000 per share plus all accrued and unpaid dividends.

108  Vodafone Group Plc Annual Report 2010

Financials

23. Post employment benefits
Background
At 31 March 2010 the Group operated a number of pension plans for the benefit of its employees throughout the world which vary depending on the conditions and practices in the countries concerned. The Group’s pension plans are provided through both defined benefit and defined contribution arrangements. Defined benefit schemes provide benefits based on the employees’ length of pensionable service and their final pensionable salary or other criteria. Defined contribution schemes offer employees individual funds that are converted into benefits at the time of retirement.
The Group’s principal defined benefit pension scheme in the United Kingdom, a tax approved final salary scheme which was closed to new entrants from 1 January 2006, was closed to future accrual by current members on 31 March 2010. The assets of the scheme are held in an external trustee administered fund. In addition, the Group operates defined benefit schemes in Germany, Ghana, Greece, India, Ireland, Italy, Turkey and the United States. Defined contribution pension schemes are currently provided in Australia, Egypt, Greece, Hungary, Ireland, Italy, Kenya, Malta, the Netherlands, New Zealand, Portugal, South Africa, Spain and the United Kingdom.
Income statement expense

	2010	2009	2008
	£m	£m	£m

Defined contribution schemes	110	73	63
Defined benefit schemes	50	40	28

Total amount charged to the income statement (note 32)	160	113	91

Defined benefit schemes
The principal actuarial assumptions used for estimating the Group’s benefit obligations are set out below:

	2010(1)	2009(1)	2008(1)
	%	%	%

Weighted average actuarial assumptions used at 31 March:
Rate of inflation	3.5	2.6	3.1
Rate of increase in salaries	4.6	3.7	4.3
Rate of increase in pensions in payment and deferred pensions	3.5	2.6	3.1
Discount rate	5.7	6.3	6.1

Expected rates of return:
Equities	8.5	8.4	8.0
Bonds(2)	5.1	5.7	4.4
Other assets	2.8	3.7	1.3

Notes:

(1)	Figures shown represent a weighted average assumption of the individual schemes.

(2)	For the year ended 31 March 2010 the expected rate of return for bonds consisted of a 5.5% rate of return for corporate bonds (2009: 6.1%; 2008: 4.7%) and a 4.0% rate of return for government bonds (2009: 4.0%; 2008: 3.5%).
The expected return on assets assumptions are derived by considering the expected long-term rates of return on plan investments. The overall rate of return is a weighted average of the expected returns of the individual investments made in the group plans. The long-term rates of return on equities and property are derived from considering current risk free rates of return with the addition of an appropriate future risk premium from an analysis of historic returns in various countries. The long-term rates of return on bonds and cash investments are set in line with market yields currently available at the statement of financial position date.
Mortality assumptions used are consistent with those recommended by the individual scheme actuaries and reflect the latest available tables, adjusted for the experience of the Group where appropriate. The largest scheme in the Group is the UK scheme and the tables used for this scheme indicate a further life expectancy for a male/female pensioner currently aged 65 of 22.3/25.4 years (2009: 22.0/24.8 years, 2008: 22.0/24.8 years) and a further life expectancy from age 65 for a male/ female non-pensioner member currently aged 40 of 24.6/27.9 years (2009: 23.2/26.0 years, 2008: 23.2/26.0 years).
Measurement of the Group’s defined benefit retirement obligations are particularly sensitive to changes in certain key assumptions including the discount rate. An increase or decrease in the discount rate of 0.5% would result in a £172 million decrease or a £199 million increase in the defined benefit obligation respectively.
Charges made to the consolidated income statement and consolidated statement of comprehensive income (‘SOCI’) on the basis of the assumptions stated above are:

	2010	2009	2008
	£m	£m	£m

Current service cost	29	46	53
Interest cost	77	83	69
Expected return on pension assets	(76)	(92)	(89)
Curtailment/settlement	20	3	(5)

Total included within staff costs	50	40	28

Actuarial losses recognised in the SOCI	149	220	47
Cumulative actuarial losses recognised in the SOCI	496	347	127

Vodafone Group Plc Annual Report 2010  109

Notes to the consolidated financial statements continued
23. Post employment benefits continued
Fair value of the assets and present value of the liabilities of the schemes
The amount included in the statement of financial position arising from the Group’s obligations in respect of its defined benefit schemes is as follows:

	2010	2009	2008
	£m	£m	£m

Movement in pension assets:
1 April	1,100	1,271	1,251
Exchange rate movements	(10)	50	50
Expected return on pension assets	76	92	89
Actuarial gains/(losses)	286	(381)	(176)
Employer cash contributions	133	98	86
Member cash contributions	12	15	13
Benefits paid	(45)	(45)	(42)
Other movements	(65)	—	—

31 March	1,487	1,100	1,271

Movement in pension liabilities:
1 April	1,332	1,310	1,292
Exchange rate movements	(15)	69	60
Arising on acquisition	—	33	—
Current service cost	29	46	53
Interest cost	77	83	69
Member cash contributions	12	15	13
Actuarial losses/(gains)	435	(161)	(129)
Benefits paid	(79)	(45)	(42)
Other movements	(101)	(18)	(6)

31 March	1,690	1,332	1,310

An analysis of net assets/(deficits) is provided below for the Group’s principal defined benefit pension scheme in the UK and for the Group as a whole.

	UK					Group
	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Analysis of net assets/(deficits):
Total fair value of scheme assets	1,131	755	934	954	835	1,487	1,100	1,271	1,251	1,123
Present value of funded scheme liabilities	(1,276)	(815)	(902)	(901)	(847)	(1,625)	(1,196)	(1,217)	(1,194)	(1,128)

Net (deficit)/assets for funded schemes	(145)	(60)	32	53	(12)	(138)	(96)	54	57	(5)
Present value of unfunded scheme liabilities	—	(8)	—	—	—	(65)	(136)	(93)	(98)	(96)

Net (deficit)/assets	(145)	(68)	32	53	(12)	(203)	(232)	(39)	(41)	(101)

Net (deficit)/assets are analysed as:
Assets	—	—	32	53	—	34	8	65	82	19
Liabilities	(145)	(68)	—	—	(12)	(237)	(240)	(104)	(123)	(120)

It is expected that contributions of £31 million will be paid into the Group’s defined benefit retirement schemes during the year ending 31 March 2011.
Actual return on pension assets

	2010	2009	2008
	£m	£m	£m

Actual return on pension assets	362	(289)	(87)

Analysis of pension assets at 31 March is as follows:	%	%	%
Equities	59.6	55.6	68.5
Bonds	37.5	41.9	17.7
Property	0.3	0.4	0.3
Other	2.6	2.1	13.5

	100.0	100.0	100.0

The schemes have no direct investments in the Group’s equity securities or in property currently used by the Group.
110   Vodafone Group Plc Annual Report 2010

Financials
History of experience adjustments

	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m

Experience adjustments on pension liabilities:
Amount	8	6	(5)	(2)	(4)
Percentage of pension liabilities	—	—	—	—	—

Experience adjustments on pension assets:
Amount	286	(381)	(176)	26	121
Percentage of pension assets	19%	(35%)	(14%)	2%	11%

24. Provisions

	Asset
	retirement	Other
	obligations	provisions	Total
	£m	£m	£m

1 April 2008	208	454	662
Exchange movements	34	75	109
Amounts capitalised in the year	111	—	111
Amounts charged to the income statement	—	194	194
Utilised in the year — payments	(4)	(106)	(110)
Amounts released to the income statement	—	(72)	(72)
Other	12	—	12

31 March 2009	361	545	906
Exchange movements	(7)	(6)	(13)
Arising on acquisition	—	20	20
Amounts capitalised in the year	40	—	40
Amounts charged to the income statement	—	259	259
Utilised in the year — payments	(3)	(157)	(160)
Amounts released to the income statement	—	(37)	(37)
Other	(21)	—	(21)

31 March 2010	370	624	994

Provisions have been analysed between current and non-current as follows:

	2010	2009
	£m	£m

Current liabilities	497	373
Non-current liabilities	497	533

	994	906

Asset retirement obligations
In the course of the Group’s activities, a number of sites and other assets are utilised which are expected to have costs associated with exiting and ceasing their use. The associated cash outflows are generally expected to occur at the dates of exit of the assets to which they relate, which are long-term in nature.
Other provisions
Included within other provisions are provisions for legal and regulatory disputes and amounts provided for property and restructuring costs. The Group is involved in a number of legal and other disputes, including notification of possible claims. The directors of the Company, after taking legal advice, have established provisions after taking into account the facts of each case. The timing of cash outflows associated with legal claims cannot be reasonably determined. For a discussion of certain legal issues potentially affecting the Group, refer to note 29. The associated cash outflows for restructuring costs are substantially short-term in nature. The timing of the cash flows associated with property is dependent upon the remaining term of the associated lease.
25. Trade and other payables

	2010	2009
	£m	£m

Included within non-current liabilities:
Other payables	76	91
Accruals and deferred income	379	322
Derivative financial instruments	361	398

	816	811

Included within current liabilities:
Trade payables	3,254	3,160
Amounts owed to associates	17	18
Other taxes and social security payable	998	762
Other payables	650	1,163
Accruals and deferred income	9,064	8,258
Derivative financial instruments	99	37

	14,082	13,398

Vodafone Group Plc Annual Report 2010  111

Notes to the consolidated financial statements continued
The carrying amounts of trade and other payables approximate their fair value. The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest and foreign currency rates prevailing at 31 March.

	2010	2009
	£m	£m

Included within “Derivative financial instruments”:
Fair value through the income statement (held for trading):
Interest rate swaps	330	381
Foreign exchange swaps	95	37

	425	418

Fair value hedges:
Interest rate swaps	35	17

	460	435

26. Acquisitions
The aggregate cash consideration in respect of purchases of interests in subsidiaries and joint ventures, net of cash acquired, is as follows:

£m

Cash consideration paid:
Vodacom Group Limited	1,577
Other acquisitions completed during the year	26
Acquisitions of non-controlling interests	150
Acquisitions completed in previous years	(20)

1,733
Net overdrafts acquired	44

1,777

Total goodwill acquired was £1,185 million and included £1,193 million in relation to Vodacom, £27 million in relation to other acquisitions completed during the year and a reduction of £35 million resulting from amendments to provisional purchase price allocations on acquisitions completed in previous periods. In addition, there was a reduction of £102 million in relation to the merger of Vodafone Hutchison Australia.
Vodacom Group Limited (‘Vodacom’)
On 20 April 2009 the Group acquired an additional 15% stake in Vodacom for cash consideration of ZAR 20.6 billion (£1.6 billion). On 18 May 2009 Vodacom became a subsidiary following the listing of its shares on the Johannesburg Stock Exchange and concurrent termination of the shareholder agreement with Telkom SA Limited, the seller and previous joint venture partner. During the period from 20 April 2009 to 18 May 2009 the Group continued to account for Vodacom as a joint venture, proportionately consolidating 65% of the results of Vodacom.
The results of the acquired entity have been consolidated in the income statement from 18 May 2009. From 18 May 2009 the acquired entity contributed £90 million to the profit attributable to equity shareholders of the Group.
The purchase price allocation is set out in the table below:

		Fair value
	Book value	adjustments	Fair value
	£m	£m	£m

Net assets acquired:
Identifiable intangible assets(1)	271	2,931	3,202
Property, plant and equipment	1,603	—	1,603
Other investments	25	—	25
Inventory	56	—	56
Trade and other receivables	870	—	870
Cash and cash equivalents	58	—	58
Current and deferred taxation liabilities	(140)	(834)	(974)
Short and long-term borrowings	(1,312)	—	(1,312)
Trade and other payables	(897)	8	(889)

Net identifiable assets acquired	534	2,105	2,639
Goodwill(2)			1,193

Total asset acquired			3,832
Non-controlling interests			(973)
Revaluation gain			(860)
Value of investment held prior to acquisition			(422)

Total consideration(3)			1,577

Notes:

(1)	Identifiable intangible assets of £3,202 million consist of licences and spectrum fees of £1,454 million and other intangible assets of £1,748 million.

(2)	The goodwill is attributable to the expected profitability of the acquired business and the synergies expected to arise after the Group’s acquisition of Vodacom. (3) Includes £5 million of directly attributable costs.
112   Vodafone Group Plc Annual Report 2010

Financials
Pro-forma full year information
The following unaudited pro-forma summary presents the Group as if the additional stake in Vodacom had been acquired on 1 April 2009. The pro-forma amounts include the results of Vodacom, amortisation of the acquired intangible assets recognised on acquisition and interest expense on the increase in net debt as a result of the acquisition. The pro-forma amounts do not include any possible synergies from the acquisition of an additional stake in Vodacom. The pro-forma information is provided for comparative purposes only and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.

2010
£m

Revenue	44,677
Profit for the financial year	8,556
Profit attributable to equity shareholders	8,603

Pence

Basic earnings per share	16.36
Diluted earnings per share	16.28

Australia
On 9 June 2009 Vodafone Australia completed its merger with Hutchison 3G Australia to form a 50:50 joint venture. Vodafone Hutchison Australia (Pty) Limited, which, in due course, will market its products and services solely under the Vodafone brand. The results of the combined business have been proportionately consolidated in the Group’s results as a joint venture from the date of the merger.
Other
During the 2010 financial year the Group completed a number of smaller acquisitions for net cash consideration of £26 million paid during the year. The aggregate goodwill and fair values of identifiable assets and liabilities of the acquired operations were £27 million, £23 million and £24 million respectively.
27. Reconciliation of net cash flow from operating activities

	2010	2009	2008
	£m	£m	£m

Profit for the financial year	8,618	3,080	6,756
Adjustments for:
Share-based payments	150	128	107
Depreciation and amortisation	7,910	6,814	5,909
Loss on disposal of property, plant and equipment	101	10	70
Share of result in associates	(4,742)	(4,091)	(2,876)
Impairment losses, net	2,100	5,900	—
Other income and expense	(114)	—	28
Non-operating income and expense	10	44	(254)
Investment income	(716)	(795)	(714)
Financing costs	1,512	2,419	2,014
Income tax expense	56	1,109	2,245
Decrease/(increase) in inventory	2	81	(78)
(Increase)/decrease in trade and other receivables	(714)	80	(378)
Increase/(decrease) in trade and other payables	1,164	(145)	460

Cash generated by operations	15,337	14,634	13,289
Tax paid	(2,273)	(2,421)	(2,815)

Net cash flow from operating activities	13,064	12,213	10,474

Vodafone Group Plc Annual Report 2010  113

Notes to the consolidated financial statements continued
28. Commitments
Operating lease commitments
The Group has entered into commercial leases on certain properties, network infrastructure, motor vehicles and items of equipment. The leases have various terms, escalation clauses, purchase options and renewal rights, none of which are individually significant to the Group.
Future minimum lease payments under non-cancellable operating leases comprise:

	2010	2009
	£m	£m

Within one year	1,200	1,041
In more than one year but less than two years	906	812
In more than two years but less than three years	776	639
In more than three years but less than four years	614	539
In more than four years but less than five years	512	450
In more than five years	2,235	2,135

	6,243	5,616

The total of future minimum sublease payments expected to be received under non-cancellable subleases is £246 million (2009: £197 million).
Capital commitments

	Company and subsidiaries		Share of joint ventures		Group
	2010	2009	2010	2009	2010	2009
	£m	£m	£m	£m	£m	£m

Contracts placed for future capital expenditure not provided in the financial statements(1)	1,800	1,706	219	401	2,019	2,107

Note:

(1)	Commitment includes contracts placed for property, plant and equipment and intangible assets.
29. Contingent liabilities

	2010	2009
	£m	£m

Performance bonds	246	157
Credit guarantees — third party indebtedness	76	61
Other guarantees and contingent liabilities	496	445

Performance bonds
Performance bonds require the Group to make payments to third parties in the event that the Group does not perform what is expected of it under the terms of any related contracts or commercial arrangements.
Credit guarantees — third party indebtedness
Credit guarantees comprise guarantees and indemnities of bank or other facilities including those in respect of the Group’s associates and investments.
Other guarantees and contingent liabilities
Other guarantees principally comprise commitments to the Spanish tax authorities of £221 million (2009: £229 million).
The Group also enters into lease arrangements in the normal course of business which are principally in respect of land, buildings and equipment. Further details on the minimum lease payments due under non-cancellable operating lease arrangements can be found in note 28.
The Company has covenanted to provide security in favour of the Trustee of the Vodafone Group UK Pension Scheme in respect of the funding deficit in the scheme. The initial security takes the form of a Japanese law share pledge over 400,000 class 1 preferred shares of ¥200,000 in BB Mobile Corp. The security may be replaced either on a voluntary or mandatory basis but while the security asset consists of the preferred shares, the percentage cover to the secured liabilities will be 100%. As and when alternative security is provided, the Company has agreed that the security cover should include additional headroom of 33% but (i) where cash is used as the security asset the ratio will revert to 100% of the relevant liabilities and (ii) where the proposed replacement security asset is listed on an internationally recognised stock exchange in certain defined core jurisdictions, the Trustee may decide to agree a lower ratio than 133%.
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
The Company is one of a number of co-defendants in four actions filed in 2001 and 2002 in the Superior Court of the District of Columbia in the United States alleging personal injury, including brain cancer, from mobile phone use. We are not aware that the health risks alleged in such personal injury claims have been substantiated and we are vigorously defending such claims. In August 2007 the trial court dismissed all four actions against the Company on the basis of the federal pre-emption doctrine. On 29 October 2009 the District of Columbia Court of Appeals ruled on the plaintiffs’ appeal of the trial court’s dismissal of all claims in the action on the basis of the federal pre-emption doctrine. The Court of Appeals has upheld the dismissal of most claims. However the decision permits the plaintiffs to continue any claims alleging i) injuries in
114  Vodafone Group Plc Annual Report 2010

Financials
respect of mobile phones purchased before 1 August 1996 (the date of the Federal Communication Commission’s Specific Absorption Rate standard (‘FCC standard’)); ii) injuries in respect of mobile phones alleged not to have complied with the FCC standard; and iii) fraud and misrepresentation in respect of the sale or marketing of mobile phones in question. The cases have returned to the trial court to be adjudicated in accordance with the Court of Appeals’ decision, and on 3 May 2010, plaintiffs in the four actions filed amended complaints with the Superior Court. The defendants are expected to answer or move to dismiss the actions in June 2010.
In October 2004, one of our subsidiaries, Vodafone 2, instigated a legal challenge to an enquiry (‘the Vodafone 2 enquiry’) by HMRC with regard to the UK tax treatment of its Luxembourg holding company, Vodafone Investments Luxembourg SARL (‘VIL’), under the CFC Regime. Vodafone 2 argued that the CFC Regime was incompatible with EU law and the Vodafone 2 enquiry ought to be closed.
In September 2006, the European Court of Justice determined in the Cadbury Schweppes case (C-196/04) that the CFC Regime would be incompatible with EU law unless it could be interpreted as applying only to wholly artificial arrangements intended to escape national tax normally payable (‘wholly artificial arrangements’). On 22 May 2009, the Court of Appeal (‘CoA’) held that the CFC Regime could be so interpreted by reading a new exemption into the CFC Regime in respect of subsidiaries which are ‘actually established’ in another EU Member State and carry on ‘genuine economic activities’ there. The CoA ruled that the Vodafone 2 enquiry should be allowed to continue on this basis. The CoA’s decision became final when, on 17 December 2009, the Supreme Court refused Vodafone 2 permission to appeal.
The Vodafone 2 enquiry and other enquiries involving similar holding companies in Luxembourg are ongoing. The outcome of these enquiries, including whether further legal proceedings will be required to ultimately resolve them, is uncertain at this stage. We carried provisions of £2.2 billion (2009: £2.2 billion) in respect of the potential UK corporation tax exposure at 31 March 2010.
On 12 November 2007 the Company became aware of the filing of a purported class action complaint in the United States District Court for the Southern District of New York by The City of Edinburgh Council on behalf of the Lothian Pension Fund (‘Lothian’) against the Company and certain of the Company’s current and former officers and directors for alleged violations of US federal securities laws. The complaint alleged that the Company’s financial statements and certain disclosures between 10 June 2004 and 27 February 2006 were materially false and misleading, among other things, as a result of the Company’s alleged failure to report on a timely basis a write-down for the impaired value of Vodafone’s German, Italian and Japanese subsidiaries. The complaint sought compensatory damages of an unspecified amount and other relief on behalf of a putative class comprised of all persons who purchased publicly traded securities, including ordinary shares and American depositary receipts, of the Company between 10 June 2004 and 27 February 2006. The plaintiff subsequently served the complaint and, on or about 27 March 2008, the plaintiff filed an amended complaint asserting substantially the same claims against the same defendants on behalf of the same putative investor class. Thereafter an additional plaintiff, a US pension fund that purportedly purchased Vodafone ADRs on the New York Stock Exchange, was added as an additional plaintiff by stipulated order. We believe that the allegations are without merit and filed a motion to dismiss the amended complaint on 6 June 2008. By judgment entered on 1 December 2008 the court dismissed the amended complaint for lack of subject matter jurisdiction. The plaintiffs subsequently filed a motion for reconsideration of that dismissal arguing that the court overlooked the claims of the US pension fund, as to which there had been no subject matter jurisdiction challenge. On 9 April 2009 the court granted that motion to the extent that it sought reopening of the action for the purpose of adjudication of the claims asserted on behalf of the US pension fund but denied the motion with respect to the dismissal of Lothian’s claims. On 20 May 2009, the Court granted the Company’s motion to dismiss the claims of the US pension fund on the grounds that the complaint failed to plead securities fraud with the requisite specificity, but granted the plaintiff leave to file a motion to amend its complaint. The plaintiff filed a motion for leave to amend the complaint on 26 June 2009, which the Company opposed. On 22 January 2010 the Court denied that motion and on 30 January 2010 entered a judgment dismissing the action. The Company has not been served with a notice of appeal within the time permitted under the relevant civil procedure rules and now considers the case to be closed.
Vodafone Essar Limited (‘VEL’) and Vodafone International Holdings B.V. (‘VIHBV’) each received notices in August 2007 and September 2007 respectively, from the Indian tax authorities alleging potential liability in connection with alleged failure by VIHBV to deduct withholding tax from consideration paid to the Hutchison Telecommunications International Limited group (‘HTIL’) in respect of HTIL’s gain on its disposal to VIHBV of its interests in a wholly-owned subsidiary that indirectly holds interests in VEL. Following the receipt of such notices, VEL and VIHBV each filed writs seeking orders that their respective notices be quashed and that the tax authorities take no further steps under the notices. Initial hearings have been held before the Bombay High Court and in the case of VIHBV the High Court heard the writ in June 2008. In December 2008 the High Court dismissed VIHBV’s writ. VIHBV subsequently filed a special leave petition to the Supreme Court to appeal the High Court’s dismissal of the writ. On 23 January 2009 the Supreme Court referred the question of the tax authority’s jurisdiction to seek to pursue tax back to the tax authority for adjudication on the facts with permission granted to VIHBV to appeal that decision back to the High Court should VIHBV disagree with the tax authority’s findings. On 30 October 2009 VIHBV received a notice from the tax authority requiring VIHBV to show cause as to why it believes that the tax authority does not have competent jurisdiction to proceed against VIHBV for the default of non-deduction of withholding tax from consideration paid to HTIL. VIHBV provided a response on 29 January 2010. VEL’s case continues to be stayed pending the outcome of the VIHBV hearing. VIHBV believes that neither it nor any other member of the Group is liable for such withholding tax and intends to defend this position vigorously.
Vodafone Group Plc Annual Report 2010 115

Notes to the consolidated financial statements continued
30. Directors and key management compensation
Directors
Aggregate emoluments of the directors of the Company were as follows:

	2010	2009	2008
	£m	£m	£m

Salaries and fees	5	4	5
Incentive schemes	3	2	4
Benefits	1	—	1
Other(1)	—	1	—

	9	7	10

Note:

(1)	Other amounts in 2009 include the value of the cash allowance taken by some individuals in lieu of pension contributions and payments in respect of loss of office and relocation to the US.
The aggregate gross pre-tax gain made on the exercise of share options in the year ended 31 March 2010 by directors who served during the year was £1 million (2009: £nil, 2008: £nil).
Further details of directors’ emoluments can be found in “Directors’ remuneration” on pages 57 to 67.
Key management compensation
Aggregate compensation for key management, being the directors and members of the Executive Committee, was as follows:

	2010	2009	2008
	£m	£m	£m

Short-term employee benefits	21	17	20
Post-employment benefits:
Defined benefit schemes	—	—	1
Defined contribution schemes	1	1	1
Share-based payments	20	14	10

	42	32	32

31. Related party transactions
The Group’s related parties are its joint ventures (see note 13), associates (see note 14), pension schemes, directors and Executive Committee members. Group contributions to pension schemes are disclosed in note 23. Compensation paid to the Company’s Board and members of the Executive Committee is disclosed in note 30.
Transactions with joint ventures and associates
Related party transactions with the Group’s joint ventures and associates primarily comprise fees for the use of products and services including network airtime and access charges, and cash pooling arrangements.
No related party transactions have been entered into during the year which might reasonably affect any decisions made by the users of these consolidated financial statements except as disclosed below. Transactions between the Company and its joint ventures are not material to the extent that they have not been eliminated through proportionate consolidation or disclosed below.

	2010	2009	2008
	£m	£m	£m

Sales of goods and services to associates	281	205	165
Purchase of goods and services from associates	159	223	212
Purchase of goods and services from joint ventures	194	57	13
Net interest (receivable from)/payable to joint ventures(1)	(44)	(18)	27

Trade balances owed:
by associates	24	50	21
to associates	17	18	22
by joint ventures	27	10	16
to joint ventures	40	33	39
Other balances owed by joint ventures(1)	751	311	127

Note:

(1)	Amounts arise primarily through Vodafone Italy, Vodafone Hutchison Australia and Indus Towers and represent amounts not eliminated on consolidation. Interest is paid in line with market rates.
Amounts owed by and owed to associates are disclosed within notes 17 and 25. Dividends received from associates are disclosed in the consolidated statement of cash flows.
116 Vodafone Group Plc Annual Report 2010

Financials
Transactions with directors other than compensation
During the three years ended 31 March 2010, and as of 17 May 2010, neither any director nor any other executive officer, nor any associate of any director or any other executive officer, was indebted to the Company.
During the three years ended 31 March 2010, and as of 17 May 2010, the Company has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing or any relative of such spouse) had or was to have a direct or indirect material interest.
32. Employees
The average employee headcount during the year by nature of activity and by segment is shown below:

	2010	2009	2008
	Employees	Employees	Employees

By activity:
Operations	14,099	13,889	12,891
Selling and distribution	27,398	25,174	22,063
Customer care and administration	43,493	40,034	37,421

	84,990	79,097	72,375

By segment:
Germany	13,507	13,788	13,631
Italy	6,207	6,247	6,669
Spain	4,326	4,354	4,057
UK	9,766	10,350	10,367
Other Europe	8,591	8,765	8,645

Europe	42,397	43,504	43,369

Vodacom	6,833	3,246	2,751
Other Africa and Central Europe	14,231	13,789	10,925

Africa and Central Europe	21,064	17,035	13,676

India	10,132	8,674	6,323
Other Asia Pacific and Middle East	7,905	6,765	6,051

Asia Pacific and Middle East	18,037	15,439	12,374

Common Functions	3,492	3,119	2,956

Total	84,990	79,097	72,375

The cost incurred in respect of these employees (including directors) was:

	2010	2009	2008
	£m	£m	£m

Wages and salaries	3,045	2,607	2,175
Social security costs	415	379	325
Share-based payments (note 20)	150	128	107
Other pension costs (note 23)	160	113	91

	3,770	3,227	2,698

Vodafone Group Plc Annual Report 2010 117

Audit report on the Company financial statements

Independent auditor’s report to the members of Vodafone Group Plc
We have audited the parent company financial statements of Vodafone Group Plc for the year ended 31 March 2010 which comprise the balance sheet and the related notes 1 to 11. The financial reporting framework that has been applied in their preparation is applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).
We have reported separately on the consolidated financial statements of Vodafone Group Plc for the year ended 31 March 2010.
This report is made solely to the Company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.
Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the annual report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the directors’ statement of responsibilities.
Our responsibility is to audit the parent company financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s (APB’s) Ethical Standards for Auditors.
Scope of the audit of the financial statements
An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the parent company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements.
Opinion on financial statements
In our opinion the parent company financial statements:
•	give a true and fair view of the state of the parent company’s affairs as at 31 March 2010;

•	have been properly prepared in accordance with United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice); and

•	have been prepared in accordance with the requirements of the Companies Act 2006.
Opinion on other matters prescribed by the Companies Act 2006
In our opinion:
•	the part of the directors’ remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006; and

•	the information given in the directors’ report for the financial year for which the financial statements are prepared is consistent with the parent company financial statements.
Matters on which we are required to report by exception
We have nothing to report in respect of the following matters where the Companies Act 2006 requires us to report to you if, in our opinion:
•	adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

•	the parent company financial statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns; or

•	certain disclosures of directors’ remuneration specified by law are not made; or

•	we have not received all the information and explanations we require for our audit.
/s/ P. Kakoullis
Panos Kakoullis (Senior Statutory Auditor)
for and on behalf of Deloitte LLP
Chartered Accountants and Statutory Auditors
London
United Kingdom
18 May 2010

118 Vodafone Group Plc Annual Report 2010

Financials
Company financial statements of Vodafone Group Plc
at 31 March

		2010	2009
	Note	£m	£m

Fixed assets
Shares in Group undertakings	3	65,085	64,937

Current assets
Debtors: amounts falling due after more than one year	4	1,914	2,352
Debtors: amounts falling due within one year	4	116,905	126,334
Other investments	5	388	—
Cash at bank and in hand		24	111

		119,231	128,797
Creditors: amounts falling due within one year	6	(78,185)	(92,339)

Net current assets		41,046	36,458

Total assets less current liabilities		106,131	101,395
Creditors: amounts falling due after more than one year	6	(23,840)	(21,970)

		82,291	79,425

Capital and reserves
Called up share capital	7	4,153	4,153
Share premium account	9	43,011	43,008
Capital redemption reserve	9	10,101	10,101
Capital reserve	9	88	88
Other reserves	9	988	957
Own shares held	9	(7,827)	(8,053)
Profit and loss account	9	31,777	29,171

Equity shareholders’ funds		82,291	79,425

The Company financial statements were approved by the Board of directors on 18 May 2010 and were signed on its behalf by:

/s/ Vittorio Colao	/s/ Andy Halford

Vittorio Colao	Andy Halford
Chief Executive	Chief Financial Officer
The accompanying notes are an integral part of these financial statements.
Vodafone Group Plc Annual Report 2010     119

Notes to the Company financial statements

1. Basis of preparation
The separate financial statements of the Company are drawn up in accordance with the Companies Act 2006 and UK GAAP.
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
As permitted by section 408(3) of the Companies Act 2006, the profit and loss account of the Company is not presented in this annual report. These separate financial statements are not intended to give a true and fair view of the profit or loss or cash flows of the Company. The Company has not published its individual cash flow statement as its liquidity, solvency and financial adaptability are dependent on the Group rather than its own cash flows.
The Company has taken advantage of the exemption contained in FRS 8 “Related Party Disclosures” and has not reported transactions with fellow Group undertakings.
The Company has taken advantage of the exemption contained in FRS 29 “Financial Instruments: Disclosures” and has not produced any disclosures required by that standard, as disclosures that comply with FRS 29 are available in the Vodafone Group Plc annual report for the year ended 31 March 2010.
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

120 Vodafone Group Plc Annual Report 2010

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
Share-based payments
The Group operates a number of equity settled share-based compensation plans for the employees of subsidiaries using the Company’s equity instruments. The fair value of the compensation given in respect of these share-based compensation plans is recognised as a capital contribution to the Company’s subsidiaries over the vesting period. The capital contribution is reduced by any payments received from subsidiaries in respect of these share-based payments.
Dividends paid and received
Dividends paid and received are included in the Company financial statements in the period in which the related dividends are actually paid or received or, in respect of the Company’s final dividend for the year, approved by shareholders.
Pensions
The Company is the sponsoring employer of the Vodafone Group pension scheme, a defined benefit pension scheme. The Company is unable to identify its share of the underlying assets and liabilities of the Vodafone Group pension scheme on a consistent and reasonable basis. Therefore, the Company has applied the guidance within FRS 17 to account for defined benefit schemes as if they were defined contribution schemes and recognise only the contribution payable each year. The Company had no contributions payable for the years ended 31 March 2010 and 31 March 2009.
3. Fixed assets
Shares in Group undertakings

£m

Cost:
1 April 2009	70,208
Additions	489
Capital contributions arising from share-based payments	150
Contributions received in relation to share-based payments	(119)
Disposals	(12)

31 March 2010	70,716

Amounts provided for:
1 April 2009	5,271
Amounts provided for during the year	360

31 March 2010	5,631

Net book value:
31 March 2009	64,937

31 March 2010	65,085

At 31 March 2010 the Company had the following principal subsidiaries:

		Country of	Percentage
Name	Principal activity	incorporation	shareholding

Vodafone European Investments	Holding company	England	100
Vodafone Group Services Limited	Global products and services provider	England	100

4. Debtors

	2010	2009
	£m	£m

Amounts falling due within one year:
Amounts owed by subsidiaries	116,521	126,010
Taxation recoverable	200	44
Other debtors	184	280

	116,905	126,334

Amounts falling due after more than one year:
Deferred taxation	12	18
Other debtors	1,902	2,334

	1,914	2,352

Vodafone Group Plc Annual Report 2010 121

Notes to the Company financial statements continued
5. Other investments

	2010	2009
	£m	£m

Investments	388	—

The short-term investments are classified as available-for-sale and consist of index linked government bonds which are held on an effective floating rate basis.
6. Creditors

	2010	2009
	£m	£m

Amounts falling due within one year:
Bank loans and other loans	4,360	7,717
Amounts owed to subsidiaries	73,663	84,394
Taxation payable	31	—
Other creditors	111	174
Accruals and deferred income	20	54

	78,185	92,339

Amounts falling due after more than one year:
Other loans	23,488	21,707
Other creditors	352	263

	23,840	21,970

Included in amounts falling due after more than one year are other loans of £12,468 million, which are due in more than five years from 1 April 2010 and are payable otherwise than by instalments. Interest payable on these loans ranges from 2.15% to 8.125%.
7. Share capital

	2010		2009
	Number	£m	Number	£m

Authorised:(1)
Ordinary shares of 11 3/7 US cents each	68,250,000,000	4,875	68,250,000,000	4,875
B shares of 15 pence each	38,563,935,574	5,784	38,563,935,574	5,784
Deferred shares of 15 pence each	28,036,064,426	4,206	28,036,064,426	4,206

Ordinary shares allotted, issued and fully paid:(2)
1 April	57,806,283,716	4,153	58,255,055,725	4,182
Allotted during the year	2,963,016	—	51,227,991	3
Cancelled during the year	—	—	(500,000,000)	(32)

31 March	57,809,246,732	4,153	57,806,283,716	4,153

B shares allotted, issued and fully paid:(3)
1 April	—	—	87,429,138	13
Redeemed during the year	—	—	(87,429,138)	(13)

31 March	—	—	—	—

Notes:
(1)	50,000 (2009: 50,000) 7% cumulative fixed rate shares of £1 each were authorised, allotted, issued and fully paid by the Company.

(2)	At 31 March 2010 the Company held 5,146,112,159 (2009: 5,322,411,101) treasury shares with a nominal value of £370 million (2009: £382 million). The number of shares held by the Group as treasury shares, at 31 March 2010, has been adjusted down by 27 million which represents a number of shares that the Company previously reported as being purchased on the 10 September 2008, via Lehman Brothers International (Europe) (‘LBIE’), and held in treasury. As a result of LBIE being placed in administration on the 15 September 2008 the shares were not settled to the Company’s designated treasury account and are believed to be held in a proprietary account with the Administrator. The Company has treated the transaction to buy back the shares as failed.

(3)	On 31 July 2006 Vodafone Group Plc undertook a return of capital to shareholders via a B share scheme and associated share consolidation. A total of 66,271,035,240 B shares were issued on that day, and 66,271,035,240 existing ordinary shares of 10 US cents each were consolidated into 57,987,155,835 new ordinary shares of 11 3/7 US cents each. B shareholders were given the alternatives of initial redemption or future redemption at 15 pence per share or the payment of an initial dividend of 15 pence per share. The initial redemption took place on 4 August 2006 with future redemption dates on 5 February and 5 August each year until 5 August 2008 when the Company redeemed all B shares still in issue at their nominal value of 15 pence.
Allotted during the year

		Nominal	Net
		value	proceeds
	Number	£m	£m

UK share awards and option scheme awards	1,612,486	—	1
US share awards and option scheme awards	1,350,530	—	2

Total for share awards and option scheme awards	2,963,016	—	3

122 Vodafone Group Plc Annual Report 2010

Financials
8. Share-based payments
The Company currently uses a number of equity settled share plans to grant options and shares to the directors and employees of its subsidiaries, as listed below.
Share option plans
•	Vodafone Group savings related and sharesave plans

•	Vodafone Group executive plans

•	Vodafone Group 1999 Long-Term Stock Incentive Plan and ADSs

•	Other share option plans
Share plans
•	Share Incentive Plan

•	Other share plans
At 31 March 2010 the Company had 266 million ordinary share options outstanding (2009: 333 million) and 1 million ADS options outstanding (2009: 1 million).
The Company has made a capital contribution to its subsidiaries in relation to share-based payments. At 31 March 2010 the cumulative capital contribution net of payments received from subsidiaries was £359 million (31 March 2009: £328 million, 1 April 2008: £313 million). During the year ended 31 March 2010 the capital contribution arising from share-based payments was £150 million (2009: £128 million), with payments of £119 million (2009: £113 million) received from subsidiaries.
Full details of share-based payments, share option schemes and share plans are disclosed in note 20 to the consolidated financial statements.
9. Reserves and reconciliation of movements in equity shareholders’ funds

		Share	Capital			Own	Profit	Total equity
	Share	premium	redemption	Capital	Other	shares	and loss	shareholders’
	Capital	account	reserve	reserve	reserves	held	account	funds
	£m	£m	£m	£m	£m	£m	£m	£m

1 April 2009	4,153	43,008	10,101	88	957	(8,053)	29,171	79,425
Allotment of shares	—	3	—	—	—	—	—	3
Own shares released on vesting of share awards	—	—	—	—	—	189	—	189
Profit for the financial year	—	—	—	—	—	—	6,693	6,693
Dividends	—	—	—	—	—	—	(4,131)	(4,131)
Capital contribution given relating to share-based payments	—	—	—	—	150	—	—	150
Contribution received relating to share-based payments	—	—	—	—	(119)	—	—	(119)
Other movements	—	—	—	—	—	37	44	81

31 March 2010	4,153	43,011	10,101	88	988	(7,827)	31,777	82,291

The profit for the financial year dealt with in the accounts of the Company is £6,693 million (2009: £5,853 million). Under English law, the amount available for distribution to shareholders is based upon the profit and loss reserve of the Company and is reduced by the amount of own shares held and is limited by statutory or other restrictions.
The auditor’s remuneration for the current year in respect of audit and audit related services was £0.9 million (2009: £1.3 million) and for non-audit services was £0.5 million (2009: £0.2 million).
The directors are remunerated by the Company for their services to the Group as a whole. No remuneration was paid to them specifically in respect of their services to Vodafone Group Plc for either year. Full details of the directors’ remuneration are disclosed in “Directors’ remuneration” on pages 57 to 67.
There were no employees other than directors of the Company throughout the current or the preceding year.
10. Equity dividends

	2010	2009
	£m	£m

Declared during the financial year:
Final dividend for the year ended 31 March 2009: 5.20 pence per share (2008: 5.02 pence per share)	2,731	2,667
Interim dividend for the year ended 31 March 2010: 2.66 pence per share (2009: 2.57 pence per share)	1,400	1,350

	4,131	4,017

Proposed after the balance sheet date and not recognised as a liability:
Final dividend for the year ended 31 March 2010: 5.65 pence per share (2009: 5.20 pence per share)	2,976	2,731

Vodafone Group Plc Annual Report 2010     123

Notes to the Company financial statements continued
11. Contingent liabilities

	2010	2009
	£m	£m

Performance bonds	5	35
Credit guarantees — third party indebtedness	5,112	5,317
Other guarantees and contingent liabilities	224	231

Performance bonds
Performance bonds require the Company to make payments to third parties in the event that the Company or its subsidiaries do not perform what is expected of them under the terms of any related contracts.
Credit guarantees — third party indebtedness
Credit guarantees comprise guarantees and indemnities of bank or other facilities.
A subsidiary of the Company has granted put options exercisable between 8 May 2010 and 8 May 2011 to members of the Essar group of companies that, if exercised, would allow the Essar group to sell its 33% shareholding in Vodafone Essar to the Group for US$5 billion or to sell up to US$5 billion worth of Vodafone Essar shares to the Group at an independently appraised fair market value. The Company has guaranteed payment of up to US$5 billion related to these options.
At 31 March 2010 the Company had also guaranteed debt of Vodafone Finance K.K. amounting to £1,821 million (2009: £1,820 million). This facility expires in March 2011.
Other guarantees and contingent liabilities
Other guarantees principally comprise of a guarantee relating to a commitment to the Spanish tax authorities of £221 million (2009: £229 million).
As discussed in note 29 to the consolidated financial statements the Company has covenanted to provide security in favour of the Trustee of the Vodafone Group UK Pension Scheme in respect of the funding deficit in the scheme.
Legal proceedings
Details regarding certain legal actions which involve the Company are set out in note 29 to the consolidated financial statements.
124   Vodafone Group Plc Annual Report 2010

Additional information
Shareholder information

Financial calendar for the 2011 financial year

Interim management statement	23 July 2010
Half-year financial results announcement	9 November 2010

Further details will be published at www.vodafone.com/investor as they become available. Results announcements are available online at www.vodafone.com/investor — we do not publish them in the press.
Dividends
Full details on the dividend amount per share can be found on page 40. Set out below is information relevant to the final dividend for the year ended 31 March 2010.

Ex-dividend date	2 June 2010
Record date	4 June 2010
Dividend reinvestment plan last election date	16 July 2010
Dividend payment date(1)	6 August 2010

Note:
(1)	Payment date for both ordinary shares and american depositary shares (‘ADSs’).
Dividend payment methods
Currently holders of ordinary shares and ADSs can:
•	have cash dividends paid direct to a bank or building society account; or

•	elect to use the cash dividends to purchase more Vodafone ordinary shares under the dividend reinvestment plan (see below) or, in the case of ADSs, have the dividends reinvested to purchase additional Vodafone ADSs.
ADS holders can, in addition to the above, have their cash dividends paid in the form of a cheque.
Holders of ordinary shares:
•	resident in the UK automatically receive their dividends in pounds sterling provided that UK bank details have been provided to the Company;

•	resident in the eurozone (defined for this purpose as a country that has adopted the euro as its national currency) automatically receive their dividends in euros provided that euro bank details have been provided to the Company; or
•	resident outside the UK and eurozone automatically receive dividends in pounds sterling by lodging UK bank account details but may elect to receive dividends in local currency into their bank account directly via our registrars’ global payments service. Visit www.investorcentre.co.uk for details and terms and conditions.
For dividend payments in euros, the sterling/euro exchange rate will be determined by us shortly before the payment date in accordance with the Company’s articles of association.
We will pay the ADS depositary, BNY Mellon, its dividend in US dollars. The sterling/ US dollar exchange rate for this purpose will be determined by us up to ten New York and London business days prior to the payment date. Cash dividends to ADS holders will be paid by the ADS depositary in US dollars.
Further information about the dividend payments can be found at www.vodafone. com/dividends or, alternatively, please contact our registrars or the ADS depositary, as applicable, for further details.
Dividend reinvestment
We offer a dividend reinvestment plan which allows holders of ordinary shares, who choose to participate, to use their cash dividends to acquire additional shares in the Company. These are purchased on their behalf by the plan administrator through a low cost dealing arrangement.
For ADS holders BNY Mellon maintains a Global BuyDIRECT Plan which is a direct purchase and sale plan for depositary receipts with a dividend reinvestment facility.
Telephone share dealing
A telephone share dealing service operated by our registrars is available for holders of ordinary shares. The service is available from 8.00 am to 4.30 pm, Monday to Friday, excluding bank holidays, on telephone number +44 (0)870 703 0084. Detailed terms and conditions are available on request by calling the above number.

Registrars and transfer office
If private shareholders have any enquiries about their holding of ordinary shares, such as a change of address, change of ownership or dividend payments, they should contact our registrars at the address or telephone number below. Computershare Investor Services PLC maintain the Company’s share register and holders of ordinary shares can visit the registrars’ investor centre at www.investorcentre.co.uk to view and update details of their shareholding.
ADS holders should address any queries or instructions regarding their holdings to the depositary bank for the Company’s ADR programme at the address or telephone number below. At www.bnymellon.com/shareowner ADS holders can view their account information, make changes and conduct many other transactions.

The Registrar	Holders of ordinary shares resident in Ireland:
Computershare Investor Services PLC	Computershare Investor Services (Ireland) Limited
The Pavilions	PO Box 9742
Bridgwater Road, Bristol BS99 6ZZ, England	Dublin 18, Ireland
Telephone: +44 (0)870 702 0198	Telephone: 0818 300 999
www.investorcentre.co.uk/contactus	www.investorcentre.co.uk/contactus

ADS depositary
BNY Mellon
BNY Mellon Shareowner Services
PO Box 358516
Pittsburgh, PA 15252-8516, USA
Telephone: +1 800 233 5601 (toll free) or, for calls outside the USA,
+1 201 680 6837 (not toll free) and enter company number 2160
Email: shrrelations@bnymellon.com
Vodafone Group Plc Annual Report 2010     125

Shareholder information continued

Internet share dealing
An internet share dealing service is available for holders of ordinary shares who want either to buy or sell ordinary shares. Further information about this service can be obtained from our registrars on +44 (0)870 702 0198 or by logging onto www.computershare.com/dealing/uk.
Online shareholder services
We provide a number of shareholder services online at www.vodafone.com/investor where shareholders may:
•	register to receive electronic shareholder communications. Benefits to shareholders include faster receipt of communications, such as annual reports, with cost and time savings for the Company. Electronic shareholder communications are also more environmentally friendly;

•	update registered address or dividend bank mandate instructions;

•	view a live webcast of the AGM of the Company on 27 July 2010. A recording will be available to view after that date;

•	view and/or download the 2010 annual report;

•	check the current share price;

•	calculate dividend payments; and

•	use interactive tools to calculate the value of shareholdings, look up the historic price on a particular date and chart Vodafone ordinary share price changes against indices.
Shareholders and other interested parties can also receive company press releases, including London Stock Exchange announcements, by registering for Vodafone news via the website at www.vodafone.com/media. Registering for Vodafone news will enable users to:
•	access the latest news from their mobile; and

•	have news automatically e-mailed to them.
Annual general meeting
The twenty-sixth AGM of the Company will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on 27 July 2010 at 11.00 a.m.
A combined review of the year and notice of AGM, including details of the business to be conducted at the AGM, will be circulated to shareholders or can be viewed on our website at www.vodafone.com/agm. Shareholders who have registered to receive communications electronically will receive an email notification when the document is available to view on the website.
The AGM will be transmitted via a live webcast or can be viewed on the website at www.vodafone.com/agm on the day of the meeting and a recording will be available to view after that date.
ShareGift
We support ShareGift, the charity share donation scheme (registered charity number 1052686). Through ShareGift shareholders who have only a very small number of shares, which might be considered uneconomic to sell, are able to donate them to charity. Donated shares are aggregated and sold by ShareGift, the proceeds being passed on to a wide range of UK charities. Donating shares to charity gives rise neither to a gain nor a loss for UK capital gains tax purposes and UK taxpayers may also be able to claim income tax relief on the value of the donation.
ShareGift transfer forms specifically for our shareholders are available from our registrars, Computershare Investor Services PLC, and even if the share certificate has been lost or destroyed, the gift can be completed. The service is generally free. However there may be an indemnity charge for a lost or destroyed share certificate where the value of the shares exceeds £100. Further details about ShareGift can be obtained from its website at www.ShareGift.org or at 17 Carlton House Terrace, London SW1Y 5AH (telephone: +44 207 930 3737).
Asset Checker Limited
We participate in Asset Checker, the online service which provides a search facility for solicitors and probate professionals to quickly and easily trace UK shareholdings relating to deceased estates. For further information visit www.assetchecker.co.uk or call 0870 707 4004.
Share price history
Upon flotation of the Company on 11 October 1988 the ordinary shares were valued at 170 pence each. When the Company was finally demerged on 16 September 1991 the base cost of Racal Electronics Plc shares for UK taxpayers was apportioned between the Company and Racal Electronics Plc for Capital Gains Tax purposes in the ratio of 80.036% and 19.964% respectively. Opening share prices on 16 September 1991 were 332 pence for each Vodafone share and 223 pence for each Racal share.
On 21 July 1994 the Company effected a bonus issue of two new shares for every one then held and on 30 September 1999 it effected a bonus issue of four new shares for every one held at that date. The flotation and demerger share prices therefore may be restated as 11.333 pence and 22.133 pence respectively.
On 31 July 2006 the Group returned approximately £9 billion to shareholders in the form of a B share arrangement. As part of this arrangement, and in order to facilitate historical share price comparisons, the Group’s share capital was consolidated on the basis of seven new ordinary shares for every eight ordinary shares held at this date. Share prices in the five year data table below have not been restated to reflect this consolidation.
The closing share price at 31 March 2010 was 152.0 pence (31 March 2009: 122.8 pence). The closing share price on 17 May 2010 was 136.4 pence.
The following tables set out, for the periods indicated, i) the reported high and low middle market quotations of ordinary shares on the London Stock Exchange, and ii) the reported high and low sales prices of ADSs on the New York Stock Exchange (‘NYSE’)/NASDAQ. The Company transferred its ADSs from the NYSE to NASDAQ on 29 October 2009.

	London Stock
	Exchange
	Pounds per		NYSE/NASDAQ(1)
	ordinary share		Dollars per ADS
Year ended 31 March	High	Low	High	Low

2006	1.55	1.09	28.04	19.32
2007	1.54	1.08	29.85	20.07
2008	1.98	1.36	40.87	26.88
2009	1.70	0.96	32.87	15.30
2010	1.54	1.11	24.04	17.68

	London Stock
	Exchange
	Pounds per		NYSE/NASDAQ(1)
	ordinary share		Dollars per ADS
Quarter	High	Low	High	Low

2008/2009
First quarter	1.70	1.40	32.87	27.72
Second quarter	1.58	1.18	31.21	21.01
Third quarter	1.41	0.96	23.06	15.30
Fourth quarter	1.48	1.13	21.88	15.46

2009/2010
First quarter	1.33	1.11	20.08	17.68
Second quarter	1.44	1.12	23.85	18.25
Third quarter	1.45	1.32	24.04	21.10
Fourth quarter	1.54	1.32	23.32	21.32

2010/2011
First quarter(2)	1.53	1.32	23.79	19.41

	London Stock
	Exchange
	Pounds per		NYSE/NASDAQ(1)
	ordinary share		Dollars per ADS
Month	High	Low	High	Low

November 2009	1.40	1.33	23.61	21.86
December 2009	1.45	1.38	24.04	22.21
January 2010	1.44	1.32	23.31	21.42
February 2010	1.44	1.34	22.51	21.39
March 2010	1.54	1.42	23.32	21.32
April 2010	1.53	1.40	23.79	21.58
May 2010(2)	1.48	1.32	22.61	19.41

Notes:
(1)	The Company transferred its ADSs from the NYSE to NASDAQ on 29 October 2009.

(2)	Covering period up to 17 May 2010.

126   Vodafone Group Plc Annual Report 2010

Additional information

The current authorised share capital comprises 68,250,000,000 ordinary shares of 11 3/7 US cents each and 50,000 7% cumulative fixed rate shares of £1.00 each and 38,563,935,574 B shares of 15 pence each and 28,036,064,426 deferred shares of 15 pence each.
Inflation and foreign currency translation
Inflation
Inflation has not had a significant effect on the Group’s results of operations and financial condition during the three years ended 31 March 2010.
Foreign currency translation
The following table sets out the pounds sterling exchange rates of the other principal currencies of the Group, being: “euros”, “€ ” or “eurocents”, the currency of the European Union (‘EU’) Member states which have adopted the euro as their currency, and “US dollars”, “US$”, “cents” or “¢”, the currency of the United States.

	31 March		%
Currency (=£1)	2010	2009	change

Average:
Euro	1.13	1.20	(5.8)
US dollar	1.60	1.72	(7.0)
At 31 March:
Euro	1.12	1.08	3.7
US dollar	1.52	1.43	6.3

The following table sets out, for the periods and dates indicated, the period end, average, high and low exchanges rates for pounds sterling expressed in US dollars per £1.00.

Year ended 31 March	31 March	Average	High	Low

2006	1.74	1.79	1.92	1.71
2007	1.97	1.89	1.98	1.74
2008	1.99	2.01	2.11	1.94
2009	1.43	1.72	2.00	1.37
2010	1.52	1.60	1.70	1.44

Month	High	Low

November 2009	1.68	1.64
December 2009	1.67	1.59
January 2010	1.64	1.59
February 2010	1.60	1.52
March 2010	1.54	1.48
April 2010	1.55	1.52

Markets
Ordinary shares of Vodafone Group Plc are traded on the London Stock Exchange and with effect from 29 October 2009 its listing of ADSs was transferred from the NYSE to NASDAQ. The Company had a total market capitalisation of approximately £71.8 billion at 17 May 2010 making it the third largest listing in The Financial Times Stock Exchange 100 index and the 38th largest company in the world based on market capitalisation at that date.
ADSs, each representing ten ordinary shares, are traded on NASDAQ under the symbol ‘VOD’. The ADSs are evidenced by ADRs issued by BNY Mellon, as depositary, under a deposit agreement, dated as of 12 October 1988, as amended and restated on 26 December 1989, 16 September 1991, 30 June 1999, 31 July 2006 and 30 July 2009 between the Company, the depositary and the holders from time to time of ADRs issued thereunder.
ADS holders are not members of the Company but may instruct BNY Mellon on the exercise of voting rights relative to the number of ordinary shares represented by their ADSs. See “Articles of association and applicable English law — Rights attaching to the Company’s shares — Voting rights” on page 128.
Shareholders at 31 March 2010

	Number of	% of total
Number of ordinary shares held	accounts	issued shares

1 – 1,000	435,142	0.21
1,001 – 5,000	80,280	0.31
5,001 – 50,000	26,783	0.58
50,001 – 100,000	1,130	0.14
100,001 – 500,000	1,066	0.43
More than 500,000	1,663	98.33

	546,064	100.00

Geographical analysis of shareholders
At 31 March 2010 approximately 48.8% of the Company’s shares were held in the UK, 27.4% in North America, 16.4% in Europe (excluding the UK) and 7.4% in the rest of the world.
Major shareholders
BNY Mellon, as custodian of the Company’s ADR programme, held approximately 14% of the Company’s ordinary shares of 11 3/7 US cents each at 17 May 2010 as nominee. The total number of ADRs outstanding at 17 May 2010 was 740,793,229. At this date 1,313 holders of record of ordinary shares had registered addresses in the United States and in total held approximately 0.006% of the ordinary shares of the Company. At 17 May 2010 the following percentage interests in the ordinary share capital of the Company, disclosable under the Disclosure and Transparency Rules, (DTR 5), have been notified to the directors:

Shareholder	Shareholding

Black Rock Inc	5.74%
Legal & General Group Plc	4.07%

The rights attaching to the ordinary shares of the Company held by these shareholders are identical in all respects to the rights attaching to all the ordinary shares of the Company. The directors are not aware, at 17 May 2010, of any other interest of 3% or more in the ordinary share capital of the Company. The Company is not directly or indirectly owned or controlled by any foreign government or any other legal entity. There are no arrangements known to the Company that could result in a change of control of the Company.
Articles of association and applicable English law
The following description summarises certain provisions of the Company’s articles of association and applicable English law. This summary is qualified in its entirety by reference to the Companies Act 2006 of England and Wales and the Company’s articles of association. Information on where shareholders can obtain copies of the articles of association is provided under “Documents on display” on page 129.
The Company is a public limited company under the laws of England and Wales. The Company is registered in England and Wales under the name Vodafone Group Public Limited Company with the registration number 1833679.
All of the Company’s ordinary shares are fully paid. Accordingly, no further contribution of capital may be required by the Company from the holders of such shares.
English law specifies that any alteration to the articles of association must be approved by a special resolution of the shareholders.
Articles of association
Pursuant to the Companies Act 2006, a company can remove the object clauses which become part of its articles of association and as a result the company’s objects will be unrestricted.
A special resolution will be proposed at the 2010 AGM to i) remove the Company’s object clause together with all other provisions of its memorandum which, by virtue of the Companies Act 2006, are treated as forming part of the Company’s articles of association and ii) adopt new articles of association in order to update the Company’s existing articles of association to take account of the implementation on 3 August 2009 of the Shareholders’ Rights Regulations and the implementation of the remaining parts of the Companies Act 2006.

Vodafone Group Plc Annual Report 2010     127

Shareholder information continued

Directors
The Company’s articles of association provide for a Board of directors, consisting of not fewer than three directors, who shall manage the business and affairs of the Company.
The directors are empowered to exercise all the powers of the Company subject to any restrictions in the articles of association, the Companies Act (as defined in the articles of association) and any special resolution.
Under the Company’s articles of association a director cannot vote in respect of any proposal in which the director, or any person connected with the director, has a material interest other than by virtue of the director’s interest in the Company’s shares or other securities. However this restriction on voting does not apply to resolutions i) giving the director or a third party any guarantee, security or indemnity in respect of obligations or liabilities incurred at the request of or for the benefit of the Company, ii) giving any guarantee, security or indemnity to the director or a third party in respect of obligations of the Company for which the director has assumed responsibility under an indemnity or guarantee, iii) relating to an offer of securities of the Company in which the director is entitled to participate as a holder of shares or other securities or in the underwriting of such shares or securities, iv) concerning any other company in which the director (together with any connected person) is a shareholder or an officer or is otherwise interested, provided that the director (together with any connected person) is not interested in 1% or more of any class of the Company’s equity share capital or the voting rights available to its shareholders, v) relating to the arrangement of any employee benefit in which the director will share equally with other employees and vi) relating to any insurance that the Company purchases or renews for its directors or any group of people including directors.
The directors are empowered to exercise all the powers of the Company to borrow money, subject to the limitation that the aggregate amount of all liabilities and obligations of the Group outstanding at any time shall not exceed an amount equal to 1.5 times the aggregate of the Group’s share capital and reserves calculated in the manner prescribed in the articles of association unless sanctioned by an ordinary resolution of the Company’s shareholders.
The Company can make market purchases of its own shares or agree to do so in the future provided it is duly authorised by its members in a general meeting and subject to and in accordance with Section 701 of the Companies Act 2006.
At each AGM all directors who were elected or last re-elected at or before the AGM held in the third calendar year before the current year shall automatically retire. In 2005 the Company reviewed its policy regarding the retirement and re-election of directors and, although it is not intended to amend the Company’s articles of association in this regard, the Board has decided in the interests of good corporate governance that all of the directors wishing to continue in office should offer themselves for re-election annually.
No person is disqualified from being a director or is required to vacate that office by reason of attaining a maximum age.
Directors are not required under the Company’s articles of association to hold any shares of the Company as a qualification to act as a director, although executive directors participating in long-term incentive plans must comply with the Company’s share ownership guidelines. In accordance with best practice in the UK for corporate governance, compensation awarded to executive directors is decided by a remuneration committee consisting exclusively of non-executive directors.
In addition, as required by The Directors’ Remuneration Report Regulations, the Board has, since 2003, prepared a report to shareholders on the directors’ remuneration which complies with the regulations (see pages 57 to 67). The report is also subject to a shareholder vote.
Rights attaching to the Company’s shares
At 31 March 2010 the issued share capital of the Company was comprised of 50,000 7% cumulative fixed rate shares of £1.00 each and 52,663,134,573 ordinary shares (excluding treasury shares) of 11 3/7 US cents each.
Dividend rights
Holders of 7% cumulative fixed rate shares are entitled to be paid in respect of each financial year, or other accounting period of the Company, a fixed cumulative preferential dividend of 7% per annum on the nominal value of the fixed rate shares. A fixed cumulative preferential dividend may only be paid out of available distributable profits which the directors have resolved should be distributed. The fixed rate shares do not have any other right to share in the Company’s profits.
Holders of the Company’s ordinary shares may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the directors. The Board of directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution. Dividends on ordinary shares can be paid to shareholders in whatever currency the directors decide, using an appropriate exchange for any currency conversions which are required.
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
Under English law two shareholders present in person constitute a quorum for purposes of a general meeting unless a company’s articles of association specify otherwise. The Company’s articles of association do not specify otherwise, except that the shareholders do not need to be present in person and may instead be present by proxy to constitute a quorum.
Under English law shareholders of a public company such as the Company are not permitted to pass resolutions by written consent.
Record holders of the Company’s ADSs are entitled to attend, speak and vote on a poll or a show of hands at any general meeting of the Company’s shareholders by the depositary’s appointment of them as corporate representatives with respect to the underlying ordinary shares represented by their ADSs. Alternatively holders of ADSs are entitled to vote by supplying their voting instructions to the depositary or its nominee who will vote the ordinary shares underlying their ADSs in accordance with their instructions.
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

128   Vodafone Group Plc Annual Report 2010

Additional information

Pre-emptive rights and new issues of shares
Under Section 549 of the Companies Act 2006 directors are, with certain exceptions, unable to allot the Company’s ordinary shares or securities convertible into the Company’s ordinary shares without the authority of the shareholders in a general meeting. In addition, Section 561 of the Companies Act 2006 imposes further restrictions on the issue of equity securities (as defined in the Companies Act 2006 which include the Company’s ordinary shares and securities convertible into ordinary shares) which are, or are to be, paid up wholly in cash and not first offered to existing shareholders. The Company’s articles of association allow shareholders to authorise directors for a period up to five years to allot i) relevant securities generally up to an amount fixed by the shareholders and ii) equity securities for cash other than in connection with a rights issue up to an amount specified by the shareholders and free of the pre-emption restriction. In accordance with institutional investor guidelines, the amount of relevant securities to be fixed by shareholders is normally restricted to one third of the existing issued ordinary share capital and the amount of equity securities to be issued for cash other than in connection with a rights issue is restricted to 5% of the existing issued ordinary share capital.
Disclosure of interests in the Company’s shares
There are no provisions in the articles of association whereby persons acquiring, holding or disposing of a certain percentage of the Company’s shares are required to make disclosure of their ownership percentage although such requirements exist under rules derived by the Disclosure and Transparency Rules (‘DTRs’).
The basic disclosure requirement upon a person acquiring or disposing of shares that are admitted to trading on a regulated market and carrying voting rights is an obligation to provide written notification to the Company, including certain details as set out in DTR 5, where the percentage of the person’s voting rights which he holds as shareholder or through his direct or indirect holding of financial instruments (falling within DTR 5.3.1R) reaches or exceeds 3% and reaches, exceeds or falls below each 1% threshold thereafter.
Under Section 793 of the Companies Act 2006 the Company may, by notice in writing, require a person that the Company knows or has reasonable cause to believe is, or was during the preceding three years, interested in the Company’s shares to indicate whether or not that is correct and, if that person does or did hold an interest in the Company’s shares, to provide certain information as set out in the Companies Act 2006. DTR 3 deals with the disclosure by persons “discharging managerial responsibility” and their connected persons of the occurrence of all transactions conducted on their account in the shares of the Company. Part 28 of The Companies Act 2006 sets out the statutory functions of the Panel on Takeovers & Mergers (the ‘Panel’). The Panel is responsible for issuing and administering the Code on Takeovers & Mergers which includes disclosure requirements on all parties to a takeover with regard to dealings in the securities of an offeror or offeree company and also on their respective associates during the course of an offer period.
General meetings and notices
Subject to the articles of association, annual general meetings are held at such times and place as determined by the directors of the Company. The directors may also, when they think fit, convene other general meetings of the Company. General meetings may also be convened on requisition as provided by the Companies Act 2006.
An annual general meeting needs to be called by not less than twenty-one days’ notice in writing. Subject to obtaining shareholder approval on an annual basis, the Company may call other general meetings on 14 clear days’ notice. The directors may determine that persons entitled to receive notices of meetings are those persons entered on the register at the close of business on a day determined by the directors but not later than twenty-one days before the date the relevant notice is sent. The notice may also specify the record date, which shall not be more than forty-eight hours before the time fixed for the meeting (non-working days must be excluded, pursuant to the Companies Act 2006).
Shareholders must provide the Company with an address or (so far as the Companies Act 2006 allows) an electronic address or fax number in the United Kingdom in order to be entitled to receive notices of shareholders’ meetings and other notices and documents. In certain circumstances the Company may give notices to shareholders by advertisement in newspapers in the United Kingdom. Holders of the Company’s ADSs are entitled to receive notices under the terms of the Deposit Agreement relating to the ADSs.
Under Section 336 of the Companies Act 2006 the annual general meeting of shareholders must be held each calendar year and within six months of the Company’s year end.
Electronic communications
The Company may, subject to and in accordance with the Companies Act 2006, communicate all shareholder information by electronic means, including by making such information available on a website, with notification that such information shall be available on the website.
Variation of rights
If at any time the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act 2006, either with the consent in writing of the holders of three quarters in nominal value of the shares of that class or at a separate meeting of the holders of the shares of that class.
At every such separate meeting all of the provisions of the articles of association relating to proceedings at a general meeting apply, except that i) the quorum is to be the number of persons (which must be at least two) who hold or represent by proxy not less than one third in nominal value of the issued shares of the class or, if such quorum is not present on an adjourned meeting, one person who holds shares of the class regardless of the number of shares he holds, ii) any person present in person or by proxy may demand a poll, and iii) each shareholder will have one vote per share held in that particular class in the event a poll is taken. Class rights are deemed not to have been varied by the creation or issue of new shares ranking equally with or subsequent to that class of shares in sharing in profits or assets of the Company or by a redemption or repurchase of the shares by the Company.
Limitations on voting and shareholding
As far as the Company is aware there are no limitations imposed on the transfer, holding or voting of the Company’s shares other than those limitations that would generally apply to all of the shareholders. No shareholder has any securities carrying special rights with regard to control of the Company.
Documents on display
The Company is subject to the information requirements of the Exchange Act applicable to foreign private issuers. In accordance with these requirements the Company files its annual report on Form 20-F and other related documents with the SEC. These documents may be inspected at the SEC’s public reference rooms located at 100 F Street, NE Washington, DC 20549. Information on the operation of the public reference room can be obtained in the US by calling the SEC on +1-800-SEC-0330. In addition, some of the Company’s SEC filings, including all those filed on or after 4 November 2002, are available on the SEC’s website (www.sec.gov). Shareholders can also obtain copies of the Company’s articles of association from the Vodafone website at www.vodafone.com/governance or from the Company’s registered office.
Debt securities
Pursuant to an Agreement of Resignation, Appointment and Acceptance, dated as of 24 July 2007, by and among the Company, BNY Mellon and Citibank N.A, BNY Mellon became the successor trustee to Citibank N.A. under the Company’s Indenture dated as of 10 February 2000.
Material contracts
At the date of this annual report the Group is not party to any contracts that are considered material to the Group’s results or operations except for its US$9.1 billion credit facilities which are discussed under “Financial position and resources” on page 43.
Exchange controls
There are no UK government laws, decrees or regulations that restrict or affect the export or import of capital, including but not limited to, foreign exchange controls on remittance of dividends on the ordinary shares or on the conduct of the Group’s operations except as otherwise set out under “Taxation” on the following page.

Vodafone Group Plc Annual Report 2010     129

Shareholder information continued

Taxation
As this is a complex area investors should consult their own tax advisor regarding the US federal, state and local, the UK and other tax consequences of owning and disposing of shares and ADSs in their particular circumstances.
This section describes, primarily for a US holder (as defined below), in general terms, the principal US federal income tax and UK tax consequences of owning or disposing of shares or ADSs in the Company held as capital assets (for US and UK tax purposes). This section does not however cover the tax consequences for members of certain classes of holders subject to special rules including officers of the Company, employees and holders that, directly or indirectly, hold 10% or more of the Company’s voting stock.
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
Based on this assumption, for purposes of the treaty and the US-UK double taxation convention relating to estate and gift taxes (the ‘Estate Tax Convention’), and for US federal income tax and UK tax purposes, a holder of ADRs evidencing ADSs will be treated as the owner of the shares in the Company represented by those ADSs. Generally exchanges of shares for ADRs and ADRs for shares will not be subject to US federal income tax or to UK tax other than stamp duty or stamp duty reserve tax (see the section on these taxes on the following page).
Taxation of dividends
UK taxation
Under current UK tax law no withholding tax will be deducted from the dividends we pay. Shareholders who are within the charge to UK corporation tax will be subject to corporation tax on the dividends we pay unless the dividends fall within an exempt class and certain other conditions are met. It is expected that the dividends we pay would generally be exempt.
A shareholder in the Company who is an individual resident for UK tax purposes in the United Kingdom is entitled, in calculating their liability to UK income tax, to a tax credit on cash dividends we pay on our shares or ADSs and the tax credit is equal to one-ninth of the cash dividend.
US federal income taxation
Subject to the PFIC rules described below, a US holder is subject to US federal income taxation on the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends paid to a non-corporate US holder in tax years beginning before 1 January 2011 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15% provided that the ordinary shares or ADSs are held for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by us with respect to the shares or ADSs will generally be qualified dividend income.
A US holder is not subject to a UK withholding tax. The US holder includes in gross income for US federal income tax purposes only the amount of the dividend actually received from us and the receipt of a dividend does not entitle the US holder to a foreign tax credit.
Dividends must be included in income when the US holder, in the case of shares, or the depositary, in the case of ADSs, actually or constructively receives the dividend and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Dividends will be income from sources outside the United States. For the purpose of the foreign tax credit limitation, foreign source income is classified in one or two baskets and the credit for foreign taxes on income in any basket is limited to US federal income tax allocable to that income. Generally the dividends we pay will constitute foreign source income in the passive income basket.
In the case of shares, the amount of the dividend distribution to be included in income will be the US dollar value of the pound sterling payments made determined at the spot pound sterling/US dollar rate on the date of the dividend distribution regardless of whether the payment is in fact converted into US dollars. Generally any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is to be included in income to the date the payment is converted into US dollars will be treated as ordinary income or loss. Generally the gain or loss will be income or loss from sources within the United States for foreign tax credit limitation purposes.
Taxation of capital gains
UK taxation
A US holder may be liable for both UK and US tax in respect of a gain on the disposal of our shares or ADSs if the US holder is:
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
Under the treaty capital gains on dispositions of the shares or ADSs are generally subject to tax only in the country of residence of the relevant holder as determined under both the laws of the United Kingdom and the United States and as required by the terms of the treaty. However individuals who are residents of either the United Kingdom or the United States and who have been residents of the other jurisdiction (the US or the UK, as the case may be) at any time during the six years immediately preceding the relevant disposal of shares or ADSs may be subject to tax with respect to capital gains arising from the dispositions of the shares or ADSs not only in the country of which the holder is resident at the time of the disposition but also in that other country (although, in respect of UK taxation, generally only to the extent that such an individual comprises a temporary non-resident).
US federal income taxation
Subject to the PFIC rules described below a US holder that sells or otherwise disposes of our shares or ADSs will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realised and the holder’s tax basis, determined in US dollars, in the shares or ADSs. Generally a capital gain of a non-corporate US holder that is recognised in tax years beginning before 1 January 2011 is taxed at a maximum rate of 15% provided the holder has a holding period of more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of losses is subject to limitations.

130   Vodafone Group Plc Annual Report 2010

Additional information

Additional tax considerations
UK inheritance tax
An individual who is domiciled in the United States (for the purposes of the Estate Tax Convention) and is not a UK national will not be subject to UK inheritance tax in respect of our shares or ADSs on the individual’s death or on a transfer of the shares or ADSs during the individual’s lifetime, provided that any applicable US federal gift or estate tax is paid, unless the shares or ADSs are part of the business property of a UK permanent establishment or pertain to a UK fixed base used for the performance of independent personal services. Where the shares or ADSs have been placed in trust by a settlor they may be subject to UK inheritance tax unless, when the trust was created, the settlor was domiciled in the United States and was not a UK national. Where the shares or ADSs are subject to both UK inheritance tax and to US federal gift or estate tax, the estate tax convention generally provides a credit against US federal tax liabilities for UK inheritance tax paid.
UK stamp duty and stamp duty reserve tax
Stamp duty will, subject to certain exceptions, be payable on any instrument transferring our shares to the custodian of the depositary at the rate of 1.5% on the amount or value of the consideration if on sale or on the value of such shares if not on sale. Stamp duty reserve tax (‘SDRT’), at the rate of 1.5% of the price or value of the shares, could also be payable in these circumstances and on issue to such a person but no SDRT will be payable if stamp duty equal to such SDRT liability is paid. A recent ruling by the European Court of Justice has determined that the 1.5% SDRT charge on issue to a clearance service is contrary to EU law. HMRC have indicated that where new shares are first issued to a clearance service or to a depositary within the European Union, the 1.5% SDRT charge will not be levied. However to the extent that the clearance service or depositary is located outside the European Union, HMRC have indicated that such charge would still apply. In accordance with the terms of the deposit agreement, any tax or duty payable on deposits of shares by the depositary or the custodian of the depositary will be charged to the party to whom ADSs are delivered against such deposits.
No stamp duty will be payable on any transfer of our ADSs provided that the ADSs and any separate instrument of transfer are executed and retained at all times outside the United Kingdom. A transfer of our shares in registered form will attract ad valorem stamp duty generally at the rate of 0.5% of the purchase price of the shares. There is no charge to ad valorem stamp duty on gifts.
SDRT is generally payable on an unconditional agreement to transfer our shares in registered form at 0.5% of the amount or value of the consideration for the transfer, but is repayable if, within six years of the date of the agreement, an instrument transferring the shares is executed or, if the SDRT has not been paid, the liability to pay the tax (but not necessarily interest and penalties) would be cancelled. However an agreement to transfer our ADSs will not give rise to SDRT.
PFIC rules
We do not believe that our shares or ADSs will be treated as stock of a passive foreign investment company (‘PFIC’) for US federal income tax purposes. This conclusion is a factual determination that is made annually and thus is subject to change. If we are treated as a PFIC, any gain realised on the sale or other disposition of the shares or ADSs would in general not be treated as capital gain unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs. Otherwise a US holder would be treated as if he or she has realised such gain and certain “excess distributions” rateably over the holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated. An interest charge in respect of the tax attributable to each such year would also apply. Dividends received from us would not be eligible for the preferential tax rate applicable to qualified dividend income for certain non-corporate holders.

Vodafone Group Plc Annual Report 2010     131

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
Since then we have entered into various transactions which consolidated our position in the United Kingdom and enhanced our international presence. The most significant of these transactions were as follows:
•	the merger with AirTouch Communications, Inc. which completed on 30 June 1999. The Company changed its name to Vodafone AirTouch plc in June 1999 but then reverted to its former name, Vodafone Group Plc, on 28 July 2000;

•	the acquisition of Mannesmann AG which completed on 12 April 2000. Through this transaction we acquired subsidiaries in Germany and Italy and increased our indirect holding in SFR;

•	through a series of business transactions between 1999 and 2004 we acquired a 97.7% stake in Vodafone Japan. This was then disposed of on 27 April 2006; and

•	on 8 May 2007 we acquired companies with interests in Vodafone Essar for US$10.9 billion (£5.5 billion), following which we control Vodafone Essar.
Other transactions that have occurred since 31 March 2007 are as follows:
9 May 2007 — India: A Bharti group company irrevocably agreed to purchase our 5.60% direct shareholding in Bharti Airtel Limited.
3 December 2007 — Italy and Spain: Acquired Tele2 Italia SpA and Tele2 Telecommunications Services SLU from Tele2 AB Group for €747 million (£532 million).
11 December 2007 — Qatar: A consortium comprising Vodafone and The Qatar Foundation was named as the successful applicant in the auction to become the second mobile operator in Qatar.
19 May 2008 — Arcor: We increased our stake in Arcor for €460 million (£366 million) and now own 100% of Arcor.
17 August 2008 — Ghana: We acquired 70.0% of Ghana Telecommunications for cash consideration of £486 million.
18 December 2008 — Poland: We increased our stake in Polkomtel S.A. by 4.8% to 24.4% for net cash consideration of €186 million (£171 million).
9 January 2009 — Verizon Wireless: Verizon Wireless completed its acquisition of Alltel Corp. for approximately US$5.9 billion (£3.9 billion).
20 April 2009 — South Africa: We acquired an additional 15.0% stake in Vodacom for cash consideration of ZAR 20.6 billion (£1.6 billion). On 18 May 2009 Vodacom became a subsidiary following the listing of its shares on the Johannesburg Stock Exchange and concurrent termination of the shareholder agreement with Telkom SA Limited, the seller and previous joint venture partner (see note 26 to the consolidated financial statements).
10 May 2009 — Qatar: Vodafone Qatar completed a public offering of 40.0% of its authorised share capital raising QAR 3.4 billion (£0.6 billion). The shares were listed on the Qatar Exchange on 22 July 2009. Qatar launched full services on its network on 7 July 2009.
9 June 2009 — Australia: Vodafone Australia merged with Hutchison 3G Australia to form a 50:50 joint venture, Vodafone Hutchison Australia Pty Limited (see note 26 to the consolidated financial statements).

132   Vodafone Group Plc Annual Report 2010

Additional information
Regulation

Our operating companies are generally subject to regulation governing the operation of their business activities. Such regulation typically takes the form of industry specific law and regulation covering telecommunications services and general competition (antitrust) law applicable to all activities. Some regulation implements commitments made by governments under the Basic Telecommunications Accord of the World Trade Organisation to facilitate market entry and establish regulatory frameworks.
The following section describes the regulatory frameworks and the key regulatory developments at the global and regional level and in selected countries in which we have significant interests. Many of the regulatory developments reported in the following section involve ongoing proceedings or consideration of potential proceedings that have not reached a conclusion. Accordingly, we are unable to attach a specific level of financial risk to our performance from such matters.
European Union (‘EU’)
In November 2007 the European Commission (the ‘Commission’) published proposals to amend the EU framework. These new rules were approved by the European Parliament and the Council of Member States (the ‘Council’) in November 2009 and became EU law following their publication in the Official Journal of the European Union on 18 December 2009. The new rules consist of the Better Regulation Directive and the Citizens’ Rights Directive which will need to be transposed into national laws of the 27 EU Member States by June 2011. The new rules include:
•	the creation of a new European Telecoms Authority called the Body of European Regulators for Electronic Communications (‘BEREC’) effective from 7 January 2010;

•	changes to the licensing of spectrum, introducing a multi-year spectrum policy programme, more flexibility, trading and market-based approaches;

•	adjustments to the Article 7 process in which regulatory decisions are reviewed by the Commission and BEREC;

•	the addition of functional separation as a remedy which may be imposed by national regulatory authorities (‘NRAs’) subject to certain conditions being fulfilled;

•	provisions to safeguard “net neutrality” to address the concerns that the services of some internet service providers will be blocked or otherwise discriminated against by network operators;

•	an obligation to complete number portability in one day on all networks in the EU and various other measures regarding consumer protection and user rights;

•	various measures regarding network security; and

•	obligations for telecommunication providers to register any serious data breaches and to inform NRAs and their customers.
The Commission’s Competition Directorate General has indicated that it is not currently pursuing its investigation into the provision of voice over internet protocol (‘VOIP’) and other internet services over mobile networks.
The Commission has begun to consult on future obligations to provide universal services in the EU. Current obligations generally involve the provision of a fixed connection allowing access to voice and simple data services. In some countries those operators responsible for providing universal services receive compensation from a fund to which we and others are required to make a financial contribution. Future obligations could extend to the provision of broadband data services, whether by mobile or fixed means.
Roaming
A revised roaming regulation (the ‘roaming regulation’) entered into force in July 2009 amending and extending the requirements on mobile operators to supply voice roaming by means of a euro-tariff (from which customers may opt out) under which the cost of making and receiving calls within the EU is capped. New caps for making calls are set at 39 eurocents and 35 eurocents and new caps for the costs of receiving calls at 15 eurocents and 11 eurocents effective July 2010 and July 2011 respectively. The revised regulation requires roaming voice charges to be levied in per second units although operators may establish certain initial charges for making calls.
The roaming regulations also regulate roaming text messages and data roaming including a retail cap of 11 eurocents, a wholesale cap of 4 eurocents on roaming text messages and an average wholesale price cap for data roaming services of €1 per megabyte. This price cap reduces to 80 eurocents in July 2010 and to 50 eurocents in July 2011. In addition, the regulation sets out a number of transparency measures to be fully implemented by July 2010. The Commission is required to publish an interim report on developments in international roaming during 2010.
Call termination
Call termination rates are subject to regulation by the appropriate NRA in all of our EU subsidiaries and joint ventures. The Commission adopted a recommendation in May 2009 on the treatment of termination rates from 31 December 2012 (or later under certain circumstances) aimed at achieving further convergence of termination rates in Europe. The recommendation states that NRAs should set symmetric rates for all mobile network operators using an incremental cost methodology. NRAs are required to take utmost account of the recommendation but may depart from it in justified circumstances.
In December 2009 the European Regulators Group, now incorporated into BEREC, conducted a consultation on the potential adoption of zero termination rates (“bill and keep”) for voice call termination. Responses have not yet been published.
At 31 March 2010 the termination rates effective for our subsidiaries and joint ventures within the EU, which differs from our Europe region, ranged from 4.3 eurocents per minute (3.9 pence) to 9.0 eurocents per minute (8.0 pence), at the relevant 31 March 2010 exchange rate.
Fixed network regulation
In June 2009 the Commission published the second draft of proposals for a recommendation on the future regulation of fibre ‘next generation’ broadband access networks. A final recommendation is expected to be published during 2010.
In September 2009 the Commission adopted Guidelines on the application of EC Treaty state aid rules to the public funding of broadband networks. Virtually all European governments have stated their intent to stimulate the provision of, partially fund or provide, fast and superfast broadband networks. The Commission has proposed a target of making broadband available to all households by 2013 and being available with at least 30 Mbps by 2020, with at least 50% of households able to subscribe to speeds of 100 Mbps or more.
Spectrum
In February 2007 the Commission published a communication on its plans to introduce greater flexibility in the use of spectrum in selected bands, including 2G and 3G bands, through the use of decisions agreed with the Radio Spectrum Committee (an EU level committee comprising the Commission and member states). In July 2009 the Council adopted the amended GSM directive allowing the use of the 900 MHz and 1800 MHz GSM bands for UMTS technology (‘refarming’) and, in the future, other technologies. It must be implemented by member states by May 2010.
In November 2007 the Commission made a policy announcement on part of the UHF band known as the 800 MHz ‘digital dividend’ spectrum (to be released following the transition from analogue to digital TV) and urged the member states to identify new harmonised bands of spectrum for mobile broadband services and mobile TV. In December 2009 the Commission published a draft decision on the technical harmonisation of the digital dividend 790-862 MHz sub-band. Final adoption is expected in 2010. The decision does not oblige a member state to open the sub-band for new uses other than broadcasting, but if and when a member state does so, it will have to follow the common technical parameters.
Europe region
Germany
The current termination rates of 6.59 eurocents per minute will remain effective until 30 November 2010. Proposals for future rates are expected in October 2010.
The rates that access seekers have to pay in order to unbundle Deutsche Telekom’s VDSL network were set by the NRA on 26 March 2010. We have appealed against these rates.
The auction for 800 MHz (digital dividend), 1800 MHz, 2.1 GHz and 2.6 GHz spectrum began on 12 April 2010.
On 20 May 2010 Vodafone acquired nationwide 15 year licences for 2x10 MHz of 800 MHz spectrum, 2x5 MHz of 2.1 GHz spectrum, 2x20 MHz of 2.6 GHz spectrum and 25 MHz of 2.6 GHz unpaired spectrum for a cost of 1.43 billion (£1.23 billion).

Vodafone Group Plc Annual Report 2010     133

Regulation continued

Italy
In July 2008 the NRA reduced our termination rate to 8.85 eurocents per minute and in July 2009 to 7.70 eurocents. The NRA foresees further reductions to 6.60 eurocents in July 2010, 5.30 eurocents in July 2011 and 4.50 eurocents in July 2012 subject to the findings of its cost model analysis.
Following the auction of 2.1 GHz spectrum in June 2009 we and two of the other existing network operators (Telecom Italia and Wind) each acquired an additional 2x5MHz of spectrum at 2.1GHz. We paid €90 million for this additional spectrum. The NRA also reorganised the 900 MHz spectrum during the 2009 calendar year and as a result we increased our 900 MHz spectrum assignment to 12 MHz.
Spain
The NRA reduced our termination rate to 7.87 eurocents per minute in October 2008 and to 7.00 eurocents in April 2009. The NRA has adopted a glide path of termination rate reductions from 6.13 eurocents in October 2009 to 4.00 eurocents by October 2011 (on a per second charging basis).
The National Competition Authority (‘NCA’) issued a statement of objections in the procedure opened for an alleged anti-competitive practice in January 2007, concerning alleged concerted practice by Vodafone and others to establish the same call set-up charges. The NCA has decided to close the file.
After an initial decision determining the net cost and industry contributions corresponding to universal service provision in the years 2003 to 2005, the NRA has adopted new decisions with the same principles for years 2006 and 2007. In its decision for 2006 it declared an amount of €75.3 million payable by the industry. We have been held liable for between approximately 15% and 20% of the industry total for the years 2003 to 2006 with a decision for 2007 pending.
The Spanish Government removed advertising from state television and radio services in September 2009 but sought to replace advertising revenue through imposition of a new tax on revenue earned by Spanish telecommunication operators. In January 2010 the European Commission announced that it had initiated an enquiry as to whether these provisions breach European laws on State Aid.
United Kingdom
Our regulated average termination rate from April 2008 to March 2009 was 5.75 pence per minute. From 1 April 2009 the rate declined to 4.72 pence following appeals by BT and H3G to the competition appeals tribunal. On 1 April 2010 the rate declined to 4.43 pence. The NRA is currently consulting upon the rates to apply from 1 April 2011 to 31 March 2015. It currently proposes a reduction to 0.50 pence during 2014/15.
An auction of the digital dividend spectrum in the 790-862 MHz range and 2.6 GHz spectrum is expected during 2011.
The UK Government’s proposals to permit refarming, restructure 2G spectrum and determine the basis upon which existing operators could participate in the 2.6 GHz and digital dividend spectrum auctions failed to pass through Parliament before its dissolution. As part of the conditions for clearance of the merger between Orange UK and T-Mobile UK, the European Commission has required them to dispose of 15 MHz of spectrum in the 1800 MHz band.
Other Europe
Greece
In January 2009 the termination rate reduced from 9.91 eurocents to 7.86 eurocents per minute. In January 2010 the rate fell to 6.24 eurocents and a further reduction to 4.95 eurocents will take place in January 2011.
Vodafone Greece and other mobile operators have encountered difficulties in obtaining authorisations to install and maintain base stations and antennae. Operators have proposed amendments to the relevant law and have requested that the Government extend the deadline for obtaining such approvals. In May 2009 the Government set a new deadline of March 2010 which has been extended further until March 2011. Vodafone Greece is negotiating a co-location agreement to site base stations on the premises of OTE, following a regulatory decision in February 2009 mandating co-location.
Vodafone Greece continues to appeal findings and sanctions arising from the 2007 interception incident. A number of civil lawsuits are also pending in the Greek courts.
A new tax law passed by the Parliament in July 2009 has introduced a 12% levy on prepaid subscriptions and changed the method of assessment thereby increasing the levy on contract subscriptions, both of which are paid by the customer.
Mobile subscriber registration was implemented in Greece on 7 November 2009 and all prepaid subscribers should be registered by the end of July 2010. Any remaining anonymous prepaid accounts are to be disconnected by 31 July 2010.
Ireland
The NRA has proposed re-auctioning all licences in the 900MHz spectrum band on expiry of their existing term in (in our case) 2011.
Netherlands
Following an appeal by one stakeholder against the NRA’s decision setting of call termination rates, Vodafone’s termination rate reduced to 7.00 eurocents per minute in July 2009. This is likely to be reduced in July 2010 following a cost model analysis by the NRA which proposes reducing to 1.2 eurocents per minute by September 2012.
Auctions of 2.6 GHz spectrum concluded in April 2010. We acquired 2x10MHz of 2.6 GHz of spectrum for the reserve price of €200,000.
Portugal
The NRA has adopted a glide path of termination rate reductions from May 2010 to take the rate from 6.50 eurocents to 3.50 eurocents per minute by April 2011.
The NRA is expected to auction 2.6 GHz spectrum in 2010.
Africa and Central Europe region
South Africa
The NRA has released draft regulations proposing adoption of a uniform mobile termination rate and further reductions to ZAR 0.65 per minute in July 2010, ZAR 0.50 in July 2011 and ZAR 0.40 in July 2012.
In January 2009 the NRA published a notice that it was issuing converted licences to close the licence conversion process which commenced in 2006. Vodacom’s mobile cellular telecommunications licence was transformed into two distinct licences: an individual electronic communications network service (‘I ECNS’) licence and an individual electronic communications services (‘I ECS’) licence. The NRA gazetted a further document setting out a process through which it will determine standard terms and conditions regulations, licence fees, spectrum fees and universal service obligations.
In July 2009 the NRA published proposals for the future allocation of spectrum licences including the 2.6 GHz band.
Other Africa and Central Europe
Romania
The NRA awarded us an additional 2x2.8 MHz of 1800 MHz spectrum in August 2009.
Czech Republic
The NRA awarded us an additional 2x3.8 MHz of 900 MHz spectrum in June 2009.
Hungary
Proposals to award additional 900 MHz spectrum have been delayed and are expected in 2010.
Turkey
The Government undertook an auction of four 2.1 GHz licences in November 2008. Each of the three existing operators obtained licences. Concession agreements were awarded to the successful bidders in April 2009. The fourth licence was not awarded.
The NRA adopted rules in April 2009 which require Turkcell to ensure that on-net tariffs do not fall below a level determined by reference to the prevailing mobile termination rate. In May 2009 the termination rate was reduced from Kr 9.5 per minute to Kr 6.8. A further reduction to Kr 3.2 took place in April 2010.

134   Vodafone Group Plc Annual Report 2010

Additional information

Ghana
In May 2009 the Government of Ghana initiated an Inter-Ministerial review of the transaction in which we acquired 70% of Ghana Telecommunications. Following this review the Government announced in October 2009 that it would not abrogate the sale and purchase agreement with us.
In December 2008 the NRA awarded Ghana Telecommunications one of five national 3G licences. The licences have been issued as provisional authorisations, pending conversion to formal licences.
Asia Pacific and Middle East region
India
The NRA announced a new interconnect charge usage regime effective 1 April 2009 under which mobile termination rates were reduced to 20 paisa per minute. Vodafone Essar and a number of other operators and industry bodies have appealed this decision to the Telecom Dispute Settlement and Appellate Tribunal which held hearings in February 2010.
An auction of 2.1 GHz and 2.3 GHz 3G and broadband wireless access spectrum commenced on 9 April 2010. From 1 April 2010 spectrum fees were increased by 1% to 2% of Vodafone Essar’s adjusted gross revenue. We have appealed against this decision.
On 11 May 2010 the NRA published recommendations on a spectrum management and licensing framework. These recommendations will be reviewed by the Department of Telecommunications before a final decision on implementation is made. If implemented, these recommendations would have a significant impact on spectrum allocations and the cost of spectrum.
In September 2009 the NRA made regulations for the implementation of mobile number portability with a deadline of 31 March 2010 for its introduction. Subsequently the Department of Telecommunications has indicated that the implementation date will be delayed.
On 19 May 2010 Vodafone secured 20 year licences for 2x5 MHz of 3G spectrum in nine circles in the Indian auction for a total price of INR 11.6 billion (£1.74 billion). These circles include Delhi, Mumbai, Kolkata and a further 3 ‘A’ circles and 3 ‘B’ circles providing a footprint covering 66% of Vodafone Essar Limited’s current revenue base.
Other Asia Pacific and Middle East
Australia
The Australian Government has announced that it intends to underwrite the roll out of a national broadband network, which will provide wholesale fibre access to third parties. The Government is also undertaking a comprehensive review of the regulatory framework, including consideration of the existing arrangements for the regulation of services such as call termination, universal service arrangements (to which we currently contribute) and consumer measures. Legislation that could see the incumbent, Telstra, split its retail and wholesale businesses is expected to be put to a Senate vote by June 2010. The Government has announced that it intends to extend all existing GSM licences until 2028, subject to agreement of satisfactory financial terms.
Egypt
Applicable from the 2010 financial year Vodafone Egypt is required to pay up to 0.5% of its revenue into a universal service fund. The NRA has issued a request for information for the provision and operation of basic telecommunications services to unserved, low income areas in five regions as a preliminary step towards a universal service tender. The NRA has set termination rates at 65% of each operator’s average on-net retail revenue per minute.
New Zealand
In September 2009 the New Zealand government released its final proposal for the ultra-fast broadband initiative, committing up to NZ$1.5 billion to deploy an open access, dark fibre infrastructure. We are currently exploring how to participate in this government initiative.
Qatar
We launched commercial mobile services on 7 July 2009. In April 2010 the NRA issued a fixed licence to Vodafone Qatar.
In November 2009 the Qatar NRA imposed a price floor on retail services offered by us and QTel, although only QTel is designated a dominant service provider. The NRA is expected to review this regulation by July 2010.
Licences
The table below summarises the most significant mobile licences held by our operating subsidiaries and our joint venture in Italy at 31 March 2010.
Mobile licences

Country by region	2G licence expiry date		3G licence expiry date

Europe
Germany	December 2016		December 2020
Italy	February 2015		December 2021
Spain	July 2023	(1)	April 2020
UK	See note 2		December 2021
Albania	June 2016		None issued
Greece	August 2016	(3)	August 2021
Ireland	May 2011	(4)	October 2022
Malta(5)	September 2010		August 2020
Netherlands	March 2013		December 2016
Portugal	October 2021		January 2016

Africa and Central Europe
Vodacom: South Africa	Annual	(6)	Annual	(6)
Romania(7)	December 2011		March 2020
Turkey	April 2023		April 2029
Czech Republic(8)	January 2021		February 2025
Ghana	December 2019		December 2023	(9)
Hungary	July 2014	(10)	December 2019	(11)

Asia Pacific and Middle East
India(12)	November 2014 — December 2026		None issued
Egypt(13)	January 2022		January 2022
New Zealand	See note 13		March 2021	(14)
Qatar	June 2028		June 2028

Notes:
(1)	Date relates to 1800 MHz spectrum licence. Spain also has a separate 900 MHz spectrum licence which expires in February 2020.

(2)	Indefinite licence with a one year notice of revocation.

(3)	The licence granted in 1992 (900 MHz spectrum) will expire in September 2012. The licence granted in 2001 (900 and 1800 MHz spectrum) will expire in August 2016.

(4)	Date refers to 900 MHz licence. Ireland also has a separate 1800 MHz spectrum licence which expires in December 2015.

(5)	Malta also holds a WiMAX licence, granted in October 2005, which expires in October 2020.

(6)	Vodacom’s South African spectrum licences are renewed annually. As part of the migration to a new licensing regime the NRA has issued Vodacom a service licence and a network licence which will permit Vodacom to offer mobile and fixed services. The service and network licences have a 20 year duration and will expire in 2028. Vodacom also holds licences to provide 2G and/ or 3G services in the Democratic Republic of Congo, Lesotho, Mozambique and Tanzania.

(7)	Romania was awarded an additional 2x28 MHz of 1800 MHz spectrum in August 2009.

(8)	Czech Republic was awarded an additional 2x3.8 MHz of 900 MHz spectrum in June 2009.

(9)	The NRA has issued provisional licences with the intention of converting these to full licences once the NRA board has been reconvened.

(10)	There is an option to extend this licence for seven years.

(11)	There is an option to extend this licence.

(12)	India is comprised of 23 service areas with a variety of expiry dates. There is an option to extend these licences by ten years.

(13)	Egypt acquired an additional 3G carrier at 2.1 GHz (2 x 5 MHz) in July 2009 for EGP 1.1. billion.

(14)	New Zealand owns two 900 MHz licences which expire in November 2011 and in June 2012. These licences are expected to be renewed until November 2031. Additionally Vodafone New Zealand owns a 1800 MHz spectrum licence and a 2100 MHz licence which expire in March 2021. All licences can be used for 2G and 3G at our discretion.

Vodafone Group Plc Annual Report 2010     135

Non-GAAP information
In the discussion of our reported financial position, operating results and cash flows, information is presented to provide readers with additional financial information that is regularly reviewed by management. However this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.
Adjusted EBITDA
Adjusted EBITDA is operating profit excluding share in results of associates, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses and other operating income and expense. We use adjusted EBITDA, in conjunction with other GAAP and non-GAAP financial measures such as adjusted operating profit, operating profit and net profit, to assess our operating performance. We believe that adjusted EBITDA is an operating performance measure, not a liquidity measure, as it includes non-cash changes in working capital and is reviewed by the Chief Executive to assess internal performance in conjunction with adjusted EBITDA margin, which is an alternative sales margin figure. We believe it is both useful and necessary to report adjusted EBITDA as a performance measure as it enhances the comparability of profit across segments.
Because adjusted EBITDA does not take into account certain items that affect operations and performance, adjusted EBITDA has inherent limitations as a performance measure. To compensate for these limitations, we analyse adjusted EBITDA in conjunction with other GAAP and non-GAAP operating performance measures. Adjusted EBITDA should not be considered in isolation or as a substitute for a GAAP measure of operating performance.
A reconciliation of adjusted EBITDA to the closest equivalent GAAP measure, operating profit, is provided in note 3 to the consolidated financial statements on page 85.
Group adjusted operating profit and adjusted earnings per share
Group adjusted operating profit excludes non-operating income of associates, impairment losses and other income and expense. Adjusted earnings per share also excludes amounts in relation to equity put rights and similar arrangements and certain foreign exchange differences, together with related tax effects. We believe that it is both useful and necessary to report these measures for the following reasons:
•	these measures are used for internal performance analysis;

•	these measures are used in setting director and management remuneration; and

•	they are useful in connection with discussion with the investment analyst community and debt rating agencies.
Reconciliations of adjusted operating profit and adjusted earnings per share to the respective closest equivalent GAAP measure, operating profit and basic earnings per share, are provided in “Operating results” beginning on page 25.
Cash flow measures
In presenting and discussing our reported results, free cash flow and operating free cash flow are calculated and presented even though these measures are not recognised within IFRS. We believe that it is both useful and necessary to communicate free cash flow to investors and other interested parties, for the following reasons:
•	free cash flow allows us and external parties to evaluate our liquidity and the cash generated by our operations. Free cash flow does not include payments for licences and spectrum included within intangible assets, items determined independently of the ongoing business, such as the level of dividends, and items which are deemed discretionary, such as cash flows relating to acquisitions and disposals or financing activities. In addition, it does not necessarily reflect the amounts which we have an obligation to incur. However it does reflect the cash available for such discretionary activities, to strengthen the consolidated statement of financial position or to provide returns to shareholders in the form of dividends or share purchases;

•	free cash flow facilitates comparability of results with other companies although our measure of free cash flow may not be directly comparable to similarly titled measures used by other companies;

•	these measures are used by management for planning, reporting and incentive purposes; and

•	these measures are useful in connection with discussion with the investment analyst community and debt rating agencies.
A reconciliation of cash generated by operations, the closest equivalent GAAP measure, to operating free cash flow and free cash flow, is provided in “Financial position and resources” on page 41.
Other
Certain of the statements within the section titled “Chief Executive’s review” on pages 6 to 9 contain forward-looking non-GAAP financial information for which at this time there is no comparable GAAP measure and which at this time cannot be quantitatively reconciled to comparable GAAP financial information.
Certain of the statements within the section titled “Guidance” on page 37 contain forward-looking non-GAAP financial information which at this time cannot be quantitatively reconciled to comparable GAAP financial information.
Organic growth
All amounts in this document marked with an “(*)” represent organic growth which present performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates. We believe that “organic growth”, which is not intended to be a substitute for or superior to reported growth, provides useful and necessary information to investors and other interested parties for the following reasons:
•	it provides additional information on underlying growth of the business without the effect of certain factors unrelated to the operating performance of the business;

•	it is used for internal performance analysis; and

•	it facilitates comparability of underlying growth with other companies, although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies.
136   Vodafone Group Plc Annual Report 2010

Additional information
Reconciliation of organic growth to reported growth is shown where used, or in the table below:

	Organic	M&A	Foreign	Reported
	change	activity	exchange	change
	%	pps	pps	%

31 March 2010
Group
Data revenue	19.3	6.9	6.8	33.0
Fixed line revenue	7.9	6.0	6.7	20.6
Service revenue	(1.6)	4.9	5.6	8.9
VGE service revenue	2	1	6	9

Europe
Enterprise revenue	(4.1)	—	4.7	0.6
Fixed line revenue	7.7	—	6.3	14.0
Service revenue for the quarter ended 31 March 2010	(1.7)	(0.1)	(2.0)	(3.8)
Germany — service revenue for the quarter ended 31 March 2010	(1.6)	—	(2.4)	(4.0)
Germany — fixed line revenue	1.3	—	6.1	7.4
Spain — service revenue for the quarter ended 31 March 2010	(6.2)	—	(2.3)	(8.5)
Netherlands — service revenue	3.0	—	6.4	9.4
Greece — service revenue	(14.5)	—	5.6	(8.9)
Portugal — service revenue	(4.9)	—	6.1	1.2

Africa and Central Europe
Service revenue for the quarter ended 31 March 2010	2.4	45.5	8.4	56.3
Vodacom — revenue	3.2	108.6	38.5	150.3
Vodacom — data revenue	32.9	155.3	57.3	245.5
Vodacom — service revenue for the quarter ended 31 March 2010	4.6	123.7	29.3	157.6
Romania — service revenue	(19.9)	—	5.2	(14.7)
Romania — adjusted EBITDA	(26.5)	—	4.7	(21.8)
Turkey — service revenue	5.3	—	(1.6)	3.7
Turkey — service revenue for the quarter ended 31 March 2010	31.3	—	1.5	32.8

Asia Pacific and Middle East
Service revenue for the quarter ended 31 March 2010	5.0	(3.5)	5.1	6.6
India — service revenue for the quarter ended 31 March 2010	6.5	—	0.1	6.6
Egypt — service revenue	1.3	—	4.7	6.0
Egypt — data and fixed line revenue	64.2	—	4.4	68.6

Verizon Wireless
Service revenue	6.3	11.7	5.6	23.6
Revenue	5.0	11.8	5.5	22.3
Adjusted EBITDA	4.4	10.9	5.4	20.7
Group’s share of result of Verizon Wireless	8.0	2.5	5.6	16.1

31 March 2009
Group
Data revenue	25.9	0.7	17.1	43.7
Service revenue	(0.3)	3.1	13.1	15.9
Pro-forma revenue	1	2	13	16
Pro-forma adjusted EBITDA	(3)	—	13	10

Europe
Service revenue for the quarter ended 31 March 2009	(3.3)	0.1	15.7	12.5
Spain — service revenue for the quarter ended 31 March 2009	(8.6)	—	18.1	9.5
Other Europe — service revenue for the quarter ended 31 March 2009	(5.0)	(0.3)	18.8	13.5

Africa and Central Europe
Vodacom — data revenue	59.7	—	(5.0)	54.7

Asia Pacific and Middle East
Pro-forma revenue	19	3	10	32
Pro-forma adjusted EBITDA	7	1	10	18
India — pro-forma revenue	33	9	6	48
India — pro-forma adjusted EBITDA	6	9	5	20
Australia — service revenue	6.1	0.7	6.4	13.2
Australia — adjusted EBITDA	(16.9)	(4.3)	4.7	(16.5)

Verizon Wireless
Service revenue	10.5	5.3	23.3	39.1
Revenue	10.4	5.2	23.3	38.9
Adjusted EBITDA	13.0	4.3	23.7	41.0
Group’s share of result of Verizon Wireless	21.6	(0.7)	23.8	44.7

Vodafone Group Plc Annual Report 2010     137

Form 20-F cross reference guide
This annual report on Form 20-F for the fiscal year ended 31 March 2010 has not been approved or disapproved by the SEC nor has the SEC passed judgement upon the adequacy or accuracy of this document. The table below sets out the location in this document of the information required by SEC Form 20-F.

Item	Form 20-F caption	Location in this document	Page

1	Identity of directors, senior management and advisers	Not applicable	—

2	Offer statistics and expected timetable	Not applicable	—

3	Key information
	3A Selected financial data	Selected financial data	142
		Shareholder information — Inflation and foreign currency translation	127
	3B Capitalisation and indebtedness	Not applicable	—
	3C Reasons for the offer and use of proceeds	Not applicable	—
	3D Risk factors	Principal risk factors and uncertainties	38

4	Information on the Company
	4A History and development of the company	History and development	132
		Contact details	IBC
	4B Business overview	Global presence	10
		Customers and distribution	12
		Products and services	14
		Value added services	16
		Operating results	25
		Telecommunications industry	4
	4C Organisational structure	Note 12 “Principal subsidiaries”	96
		Note 13 “Investments in joint ventures”	97
		Note 14 “Investments in associates”	98
		Note 15 “Other investments”	98
	4D Property, plant and equipment	Technology and resources	18
		Financial position and resources	40
		Corporate responsibility	45

4A	Unresolved staff comments	None	—

5	Operating and financial review and prospects
	5A Operating results	Operating results	25
		Note 22 “Borrowings”	105
		Shareholder information — Inflation and foreign currency translation	127
		Regulation	133
	5B Liquidity and capital resources	Financial position and resources — Liquidity and capital resources	41
		Note 21 “Capital and financial risk management”	103
		Note 22 “Borrowings”	105
	5C Research and development, patents and licences, etc	Technology and resources	18
	5D Trend information	Telecommunications industry	4
	5E Off-balance sheet arrangements	Financial position and resources — Off-balance sheet arrangements	44
		Note 28 “Commitments”	114
		Note 29 “Contingent liabilities”	114
	5F Tabular disclosure of contractual obligations	Financial position and resources — Contractual obligations	40
	5G Safe harbor	Forward-looking statements	140

6	Directors, senior management and employees
	6A Directors and senior management	Board of directors and Group management	48
	6B Compensation	Directors’ remuneration	57
	6C Board practices	Corporate governance	51
		Directors’ remuneration	57
		Board of directors and Group management	48
	6D Employees	People	22
		Note 32 “Employees”	117
	6E Share ownership	Directors’ remuneration	57
		Note 20 “Share-based payments”	101

7	Major shareholders and related party transactions
	7A Major shareholders	Shareholder information — Major shareholders	127
	7B Related party transactions	Directors’ remuneration	57
		Note 29 “Contingent liabilities”	114
		Note 31 “Related party transactions”	116
	7C Interests of experts and counsel	Not applicable	—

138   Vodafone Group Plc Annual Report 2010

Additional information

Item	Form 20-F caption	Location in this document	Page

8	Financial information
	8A Consolidated statements and other financial information	Financials(1)	68
		Audit report on the consolidated financial statements	73
		Note 29 “Contingent liabilities”	114
		Financial position and resources	40
	8B Significant changes	Subsequent events	A-1

9	The offer and listing
	9A Offer and listing details	Shareholder information — Share price history	126
	9B Plan of distribution	Not applicable	—
	9C Markets	Shareholder information — Markets	127
	9D Selling shareholders	Not applicable	—
	9E Dilution	Not applicable	—
	9F Expenses of the issue	Not applicable	—

10	Additional information
	10A Share capital	Not applicable	—
	10B Memorandum and articles of association	Shareholder information — Articles of association and applicable English law	127
	10C Material contracts	Shareholder information — Material contracts	129
	10D Exchange controls	Shareholder information — Exchange controls	129
	10E Taxation	Shareholder information — Taxation	130
	10F Dividends and paying agents	Not applicable	—
	10G Statement by experts	Not applicable	—
	10H Documents on display	Shareholder information — Documents on display	129
	10I Subsidiary information	Not applicable	—

11	Quantitative and qualitative disclosures about market risk	Note 21 “Capital and financial risk management”	103

12	Description of securities other than equity securities
	12A Debt securities	Not applicable	—
	12B Warrants and rights	Not applicable	—
	12C Other securities	Not applicable	—
	12D American depositary shares	ADR payment information	C-1

13	Defaults, dividend arrearages and delinquencies	Not applicable	—

14	Material modifications to the rights of security holders and use of proceeds	Shareholder information — Debt securities	129

15	Controls and procedures	Corporate governance	51
		Directors’ statement of responsibility — Management’s report on internal control over financial reporting	69
		Audit report on internal controls	70

16	16A Audit Committee financial expert	Corporate governance — Board committees	53
	16B Code of ethics	Corporate governance	51
	16C Principal accountant fees and services	Note 4 “Operating profit”	86
		Corporate governance — Auditors	55
	16D Exemptions from the listing standards for audit committees	Not applicable	—
	16E Purchase of equity securities by the issuer and affiliated purchasers	Financial position and resources	42
	16F Change in registrant’s certifying accountant	Not applicable	—
	16G Corporate governance	Corporate governance — US listing requirements	55

17	Financial statements	Not applicable	—

18	Financial statements	Financials(1)	68

	18A Separate financial statements required by Rule 3-09 of Regulation S-X	Financials	B-1

	18B Report of Independent Registered Public Accounting Firm	Financials	B-29

19	Exhibits	Filed with the SEC	Index to Exhibits

Note:
(1)	The Company financial statements, and the audit report and notes relating thereto, on pages 118 to 124 should not be considered to form part of the Company’s annual report on Form 20-F.
Vodafone Group Plc Annual Report 2010     139

Forward-looking statements

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.
In particular, such forward-looking statements include statements with respect to:
•	the Group’s expectations regarding its financial and operating performance, including statements contained within the Chief Executive’s review on pages 6 to 9, the Group’s 7% dividend per share growth target contained on pages 8 and 37 and the Guidance statement on page 37 of this document, and the performance of joint ventures, associates, including Verizon Wireless, other investments and newly acquired businesses;

•	intentions and expectations regarding the development of products, services and initiatives introduced by, or together with, Vodafone or by third parties, including new mobile technologies, such as the introduction of 4G, the Vodafone Money Transfer System and an increase in download speeds;

•	expectations regarding the global economy and the Group’s operating environment, including future market conditions, growth in the number of worldwide mobile phone users and other trends;

•	revenue and growth expected from the Group’s total communications strategy, including data revenue growth, and its expectations with respect to long-term shareholder value growth;

•	mobile penetration and coverage rates, the Group’s ability to acquire spectrum, expected growth prospects in Europe, Africa and Central Europe, Asia Pacific and Middle East regions and growth in customers and usage generally;

•	expected benefits associated with the merger of Vodafone Australia and Hutchison 3G Australia including receipt of deferred payments;

•	anticipated benefits to the Group from cost efficiency programmes, including the recently initiated £1 billion cost reduction programme, the two-year working capital reduction programme and the outsourcing of IT functions and network sharing agreements;

•	possible future acquisitions, including increases in ownership in existing investments, the timely completion of pending acquisition transactions and pending offers for investments, including licence acquisitions, and the expected funding required to complete such acquisitions or investments;

•	expectations regarding the Group’s future revenue, operating profit, adjusted EBITDA margin, free cash flow, capital intensity, depreciation and amortisation charges, tax rates and capital expenditure;

•	expectations regarding the Group’s access to adequate funding for its working capital requirements and the rate of dividend growth by the Group (including the Group’s 7% dividend per share growth target) or its existing investments; and

•	the impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential regulatory changes.
Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following:
•	general economic and political conditions in the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments;

•	increased competition, from both existing competitors and new market entrants, including mobile virtual network operators;

•	levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services in a timely manner, particularly data content and services;

•	rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations, including as a result of third party or vendor marketing efforts;

•	the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services;

•	the Group’s ability to generate and grow revenue from both voice and non-voice services and achieve expected cost savings;
•	a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays;

•	slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure;

•	the Group’s ability to expand its spectrum position, win 3G and 4G allocations and realise expected synergies and benefits associated with 3G and 4G;

•	the Group’s ability to secure the timely delivery of high quality, reliable handsets, network equipment and other key products from suppliers;

•	loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets;

•	changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes;

•	the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, franchises, brand licences or other arrangements with third parties, particularly those related to the development of data and internet services;

•	acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities which may have a negative impact on the Group’s financial condition and results of operations;

•	the Group’s ability to integrate acquired business or assets and the imposition of any unfavourable conditions, regulatory or otherwise, on any pending or future acquisitions or dispositions;

•	the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition;

•	developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board of directors takes into account in determining the level of dividends;

•	the Group’s ability to satisfy working capital requirements through borrowing in capital markets, bank facilities and operations;

•	changes in exchange rates, including particularly the exchange rate of pounds sterling to the euro and the US dollar;

•	changes in the regulatory framework in which the Group operates, including the commencement of legal or regulatory action seeking to regulate the Group’s permitted charging rates;

•	the impact of legal or other proceedings against the Group or other companies in the communications industry; and

•	changes in statutory tax rates and profit mix, the Group’s ability to resolve open tax issues and the timing and amount of any payments in respect of tax liabilities.
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

140   Vodafone Group Plc Annual Report 2010

Additional information
Definition of terms

3G broadband	3G services enabled with high speed downlink packet access (‘HSDPA’) technology which enables data transmission at speeds of up to 7.2 megabits per second.

ARPU	Service revenue excluding fixed line revenue, fixed advertising revenue, revenue related to business managed services and revenue from certain tower sharing arrangements divided by average customers.

Capital expenditure	This measure includes the aggregate of capitalised property, plant and equipment additions and capitalised software costs.

Churn	Total gross customer disconnections in the period divided by the average total customers in the period.

Contribution margin	The contribution margin is stated after direct costs, acquisition and retention costs and ongoing commissions.

Controlled and jointly controlled	Controlled and jointly controlled measures include 100% for the Group’s mobile operating subsidiaries and the Group’s proportionate share for joint ventures.

Customer costs	Customer costs include acquisition costs, being the total of connection fees, trade commissions and equipment costs relating to new customer connections, and retention costs, being the total of trade commissions, loyalty scheme and equipment costs relating to customer retention and upgrades, as well as expenses related to ongoing commissions.

Customer delight	The Group uses a proprietary ‘customer delight’ system to track customer satisfaction across its controlled markets and jointly controlled market in Italy. Customer delight is measured by an index based on the results of surveys performed by an external research company which cover all aspects of service provided by Vodafone and incorporates the results of the relative satisfaction of the competitors’ customers. An overall index for the Group is calculated by weighting the results for each of the Group’s operations based on service revenue.

Direct costs	Direct costs include interconnect costs and other direct costs of providing services.

DSL	A digital subscriber line which is a fixed line enabling data to be transmitted at high speeds.

Fixed broadband customer	A fixed broadband customer is defined as a physical connection or access point to a fixed line network.

Free cash flow	Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments, and dividends paid to non-controlling shareholders in subsidiaries

Handheld business device	A wireless connection device which allows access to business applications and push and pull email.

HSDPA	High speed downlink packet access is a wireless technology enabling network to mobile data transmission speeds of up to 28.8 Mbps.

HSUPA	High speed uplink packet access is a wireless technology enabling mobile to network data transmission speeds of up to 5.8 Mbps.

Interconnect costs	A charge paid by Vodafone to other fixed line or mobile operators when a Vodafone customer calls a customer connected to a different network.

Mobile customer	A mobile customer is defined as a subscriber identity module (‘SIM’), or in territories where SIMs do not exist, a unique mobile telephone number, which has access to the network for any purpose, including data only usage, except telemetric applications. Telemetric applications include, but are not limited to, asset and equipment tracking, mobile payment and billing functionality, e.g. vending machines and meter readings, and include voice enabled customers whose usage is limited to a central service operation, e.g. emergency response applications in vehicles.

Mobile PC connectivity device	A connection device which provides access to 3G services to users with an active PC or laptop connection. This includes Vodafone Mobile Broadband data cards, Vodafone Mobile Connect 3G/GPRS data cards and Vodafone Mobile Broadband USB modems.

Net debt	Long-term borrowings, short-term borrowings and mark-to-market adjustments on financing instruments less cash and cash equivalents.

Operating costs	Operating expenses plus customer costs other than acquisition and retention costs.

Operating expenses	Operating expenses comprise primarily of network and IT related expenditure, support costs from HR and finance and certain intercompany items.

Operating free cash flow	Cash generated from operations after cash payments for capital expenditure (excludes capital licence and spectrum payments) and cash receipts from the disposal of intangible assets and property, plant and equipment.

Organic growth	The percentage movements in organic growth are presented to reflect operating performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates.

Partner markets	Markets in which the Group has entered into a partner agreement with a local mobile operator enabling a range of Vodafone’s global products and services to be marketed in that operator’s territory and extending Vodafone’s brand reach into such new markets.

Penetration	Number of customers in a country as a percentage of the country’s population. Penetration can be in excess of 100% due to customers’ owning more than one SIM.

Pro-forma growth	Pro-forma growth is organic growth adjusted to include acquired business for the whole of both periods.

Proportionate mobile customers	The proportionate customer number represents the number of mobile customers in ventures which the Group either controls or in which it invests, based on the Group’s ownership in such ventures.

Reported growth	Reported growth is based on amounts reported in pounds sterling as determined under IFRS.

Service revenue	Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.

Smartphones	A smartphone is a mobile phone offering advanced capabilities including access to email and the internet.

Termination rate	A per minute charge paid by a telecommunications network operator when a customer makes a call to another mobile or fixed line network operator.

Total communications	Comprises all fixed location services, data services, fixed line services, visitor revenue and other services.

Visitor revenue	Amounts received by a Vodafone operating company when customers of another operator, including those of other Vodafone companies, roam onto its network.
Vodafone Group Plc Annual Report 2010     141

Selected financial data

At/for the year ended 31 March	2010		2009		2008		2007		2006

Consolidated income statement data (£m)
Revenue	44,472		41,017		35,478		31,104		29,350
Operating profit/(loss)	9,480		5,857		10,047		(1,564)		(14,084)
Profit/(loss) before taxation	8,674		4,189		9,001		(2,383)		(14,853)
Profit/(loss) for the financial year from continuing operations	8,618		3,080		6,756		(4,806)		(17,233)
Profit/(loss) for the financial year	8,618		3,080		6,756		(5,222)		(20,131)

Consolidated statement of financial position data (£m)
Total assets	156,985		152,699		127,270		109,617		126,502
Total equity	90,810		84,777		76,471		67,293		85,312
Total equity shareholders’ funds	90,381		86,162		78,043		67,067		85,425

Earnings per share(1)
Weighted average number of shares (millions)
— Basic	52,595		52,737		53,019		55,144		62,607
— Diluted	52,849		52,969		53,287		55,144		62,607

Basic earnings/(loss) per ordinary share (pence)
— Profit/(loss) from continuing operations	16.44	p	5.84	p	12.56	p	(8.94	)p	(27.66	)p
— Profit/(loss) for the financial year	16.44	p	5.84	p	12.56	p	(9.70	)p	(32.31	)p
Diluted earnings/(loss) per ordinary share
— Profit/(loss) from continuing operations	16.36	p	5.81	p	12.50	p	(8.94	)p	(27.66	)p
— Profit/(loss) for the financial year	16.36	p	5.81	p	12.50	p	(9.70	)p	(32.31	)p

Cash dividends(1)(2)
Amount per ordinary share (pence)	8.31	p	7.77	p	7.51	p	6.76	p	6.07	p
Amount per ADS (pence)	83.1	p	77.7	p	75.1	p	67.6	p	60.7	p

Amount per ordinary share (US cents)	12.62	c	11.11	c	14.91	c	13.28	c	10.56	c
Amount per ADS (US cents)	126.2	c	111.1	c	149.1	c	132.8	c	105.6	c

Other data
Ratio of earnings to fixed charges(3)	3.6		1.2		3.9		—		—
Ratio of earnings to fixed charges deficit(3)	—		—		—		(4,389)		(16,520)

Notes:
(1)	See note 8 to the consolidated financial statements, “Earnings per share”. Earnings and dividends per ADS is calculated by multiplying earnings per ordinary share by ten, the number of ordinary shares per ADS. Dividend per ADS is calculated on the same basis.

(2)	The final dividend for the year ended 31 March 2010 was proposed by the directors on 18 May 2010 and is payable on 6 August 2010 to holders of record as of 4 June 2010. The total dividends have been translated into US dollars at 31 March 2010 for purposes of the above disclosure but the dividends are payable in US dollars under the terms of the ADS depositary agreement.

(3)	For the purposes of calculating these ratios, earnings consist of profit before tax adjusted for fixed charges, dividend income from associates, share of profits and losses from associates and profits and losses on ordinary activities before taxation from discontinued operations. Fixed charges comprise one third of payments under operating leases, representing the estimated interest element of these payments, interest payable and similar charges and preferred share dividends.
142   Vodafone Group Plc Annual Report 2010

Financials
Notes
Vodafone Group Plc Annual Report 2010     143

Notes
144   Vodafone Group Plc Annual Report 2010

Contact details Investor Relations Telephone: +44 (0) 1635 33251 Media Relations Telephone: +44 (0) 1635 664444 Corporate Responsibility Fax: +44 (0) 1635 674478 E-mail: responsibility@vodafone.com Website: www.vodafone.com/responsibility This report has been printed on Revive 75 Special Silk paper. The composition of the paper is 50% de-inked post consumer waste, 25% pre-consumer waste and 25% virgin wood fibre. It has been certified according to the rules of the Forest Stewardship Council (FSC). It is manufactured at a mill that has been awarded the ISO14001 certificate for environmental management. The mill uses pulps that are elemental chlorine free (ECF) and totally chlorine free (TCF) process and the inks used are all vegetable oil based. Printed at St Ives Westerham Press Ltd, ISO14001, FSC certified and CarbonNeutral®. Designed and produced by Addison, www.addison.co.uk

Vodafone Group Plc Registered Office Vodafone House The Connection Newbury Berkshire RG14 2FN England Registered in England No. 1833679 Tel: +44 (0) 1635 33251 Fax: +44 (0) 1635 45713 www.vodafone.com

Events occurring subsequent to the approval of the Company’s Annual Report on 18 May 2010
India licence auction
On 19 May 2010 Vodafone secured 20 year licences for 2x5 MHz of 3G spectrum in nine circles in the Indian auction for a total price of INR 11.6 billion (£1.74 billion). These circles include Delhi, Mumbai, Kolkata and a further 3 ‘A’ circles and 3 ‘B’ circles providing a footprint covering 66% of Vodafone Essar Limited’s current revenue base.
German licence auction
On 20 May 2010 Vodafone acquired nationwide 15 year licences for 2x10 MHz of 800 MHz spectrum, 2x5 MHz of 2.1 GHz spectrum, 2x20 MHz of 2.6 GHz spectrum and 25 MHz of 2.6 GHz unpaired spectrum for a cost of €1.43 billion (£1.23 billion).
Legal proceedings
On 31 May 2010 VIHBV received an order from the Indian tax authorities confirming their view that they do have jurisdiction as well as a further notice alleging that VIHBV should be treated as the agent of HTIL for the purpose of recovering tax on the transaction. VIHBV continues to believe that neither it nor any other member of the Group is liable for any tax and intends to defend this position vigorously, including if necessary through appeal to the Courts as permitted by the Supreme Court in its judgment of 23 January 2009 (see note 29 for further details).

A-1

Cellco Partnership
(d/b/a Verizon Wireless)
Report of Independent Registered Public Accounting Firm
Consolidated Financial Statements
For the years ended
December 31, 2009, 2008 and 2007

Cellco Partnership (d/b/a Verizon Wireless)

Consolidated Statements of Income
For the years ended December 31, 2009, 2008 and 2007	B-3

Consolidated Balance Sheets
December 31, 2009 and 2008	B-4

Consolidated Statements of Cash Flows
For the years ended December 31, 2009, 2008 and 2007	B-5

Consolidated Statements of Changes in Partners’ Capital
For the years ended December 31, 2009, 2008 and 2007	B-6

Notes to Consolidated Financial Statements	B-7-28

Consolidated Statements of Income
Cellco Partnership (d/b/a Verizon Wireless)

	Years Ended December 31,
(Dollars in Millions)	2009	2008	2007

Operating Revenue (including $102, $106 and $105 from affiliates)
Service revenue	$53,497	$42,635	$38,016
Equipment and other	8,634	6,697	5,866

Total operating revenue	62,131	49,332	43,882

Operating Costs and Expenses (including $1,651, $1,541 and $1,304 from affiliates)
Cost of service (exclusive of items shown below)	7,722	6,015	5,294
Cost of equipment	12,222	9,705	8,162
Selling, general and administrative	18,289	14,220	13,477
Depreciation and amortization	7,347	5,405	5,154

Total operating costs and expenses	45,580	35,345	32,087

Operating Income	16,551	13,987	11,795

Other Income (Expenses)
Interest expense, net (see Note 11)	(1,141)	(161)	(251)
Interest income and other, net	71	265	30

Income Before Provision for Income Taxes	15,481	14,091	11,574
Provision for income taxes	(797)	(802)	(714)

Net Income	$14,684	$13,289	$10,860

Net income attributable to noncontrolling interest	286	263	255
Net income attributable to Cellco Partnership	14,398	13,026	10,605

Net Income	$14,684	$13,289	$10,860

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
Cellco Partnership (d/b/a Verizon Wireless)

	As of December 31,
(Dollars in Millions)	2009	2008

Assets
Current assets
Cash and cash equivalents	$607	$9,227
Receivables, net of allowances of $356 and $244	5,721	4,618
Due from affiliates, net	58	155
Inventories, net	1,373	1,046
Prepaid expenses and other current assets	3,335	579

Total current assets	11,094	15,625

Plant, property and equipment, net	30,850	27,136
Wireless licenses	72,005	62,392
Goodwill	17,303	955
Investment in debt obligations, net	—	4,781
Deferred charges and other assets, net	3,100	987

Total assets	$134,352	$111,876

Liabilities and Partners’ Capital
Current liabilities
Short-term debt, including current maturities	$2,998	$444
Due to affiliates	5,003	2,941
Accounts payable and accrued liabilities	6,123	5,395
Advance billings	1,695	1,403
Other current liabilities	415	220

Total current liabilities	16,234	10,403

Long-term debt	18,661	9,938
Due to affiliates	—	9,363
Deferred tax liabilities, net	10,593	6,213
Other non-current liabilities	1,877	973

Total liabilities	47,365	36,890

Commitments and contingencies (see Note 13)	—	—

Partners’ capital
Capital	84,886	73,410
Accumulated other comprehensive income (loss)	113	(116)
Noncontrolling interest	1,988	1,692

Total partners’ capital	86,987	74,986

Total liabilities and partners’ capital	$134,352	$111,876

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
Cellco Partnership (d/b/a Verizon Wireless)

	Years Ended December 31,
(Dollars in Millions)	2009	2008	2007

Cash Flows from Operating Activities
Net income	$14,684	$13,289	$10,860
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation and amortization	7,347	5,405	5,154
Provision for uncollectible receivables	696	507	395
Provision for deferred income taxes	147	176	98
Changes in current assets and liabilities (net of the effects of acquisitions):
Receivables, net	(1,000)	(1,032)	(914)
Inventories, net	(127)	60	(209)
Prepaid expenses and other current assets	(42)	(74)	14
Accounts payable and accrued liabilities	(607)	(365)	71
Other operating activities, net	830	181	689

Net cash provided by operating activities	21,928	18,147	16,158

Cash Flows from Investing Activities
Capital expenditures (including capitalized software)	(7,152)	(6,510)	(6,503)
Acquisition of businesses and licenses, net of cash acquired	(4,881)	(10,277)	—
Investment in debt obligations	—	(4,766)	—
Other investing activities, net	(29)	(526)	(520)

Net cash used in investing activities	(12,062)	(22,079)	(7,023)

Cash Flows from Financing Activities
Proceeds from affiliates	—	9,363	—
Repayments to affiliates	(6,291)	(3,891)	(5,609)
Net increase (decrease) in revolving affiliate borrowings	(457)	307	(1,355)
Issuance of long-term debt	9,223	10,324	—
Repayment of long-term debt	(17,028)	(1,505)	—
Distributions to partners	(3,138)	(1,529)	(1,918)
Other financing activities, net	(795)	(318)	(228)

Net cash provided by (used in) financing activities	(18,486)	12,751	(9,110)

Increase (decrease) in cash and cash equivalents	(8,620)	8,819	25
Cash and cash equivalents, beginning of year	9,227	408	383

Cash and cash equivalents, end of year	$607	$9,227	$408

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Partners’ Capital
Cellco Partnership (d/b/a/ Verizon Wireless)

	Years Ended December 31,
(Dollars in Millions)	2009	2008	2007

Partners’ Capital
Balance at beginning of year	$73,410	$62,404	$43,677
Cumulative effect of adoption of tax accounting standard (Note 1)	—	—	(19)

Adjusted balance at beginning of year	73,410	62,404	43,658
Net income	14,398	13,026	10,605
Contributed capital	(344)	—	—
Distributions declared to partners	(2,582)	(2,085)	(1,918)
Reclassification of portion of Vodafone’s partners’ capital	—	—	10,000
Other	4	65	59

Balance at end of year	84,886	73,410	62,404

Accumulated Other Comprehensive Income (Loss)
Balance at beginning of year	(116)	(50)	(63)
Unrealized gains (losses) on cash flow hedges, net	175	(53)	—
Defined benefit pension and postretirement plans	54	(13)	13

Other comprehensive income (loss)	229	(66)	13

Balance at end of year	113	(116)	(50)

Total Partners’ Capital Attributable to Cellco Partnership	84,999	73,294	62,354

Noncontrolling Interest
Balance at beginning of year	1,692	1,681	1,659
Net income attributable to noncontrolling interest	286	263	255
Contributed capital	31	—	—
Noncontrolling interests in acquired company	497	—	—
Distributions	(280)	(249)	(228)
Acquisitions of noncontrolling partnership interests	(240)	—	—
Other	2	(3)	(5)

Balance at end of year	1,988	1,692	1,681

Total Partners’ Capital	$86,987	$74,986	$64,035

Comprehensive Income
Net income	$14,684	$13,289	$10,860
Other comprehensive income (loss) per above	229	(66)	13

Total Comprehensive Income	$14,913	$13,223	$10,873

Comprehensive income attributable to noncontrolling interest	$286	$263	$255
Comprehensive income attributable to Cellco Partnership	14,627	12,960	10,618

Total Comprehensive Income	$14,913	$13,223	$10,873

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
Cellco Partnership (d/b/a Verizon Wireless)
1. Description of Business and Summary of Significant Accounting Policies
Description of Business
Cellco Partnership (the “Partnership”), a Delaware partnership doing business as Verizon Wireless, provides wireless voice and data services and related equipment to consumers and business customers across one of the most extensive wireless networks in the United States. The Partnership has one segment and operates domestically only. References to “our Partners” refers to Verizon Communications, and its subsidiaries (“Verizon”), which owns 55% of the Partnership, and Vodafone Group Plc, and its subsidiaries (“Vodafone”), which owns 45% of the Partnership. With our acquisition of Alltel Corporation (“Alltel”) in January 2009, we are the largest wireless service provider in the United States, as measured by total number of customers.
These consolidated financial statements include transactions between the Partnership and Verizon and Vodafone (“Affiliates”) for the provision of services and financing pursuant to various agreements (see Notes 7 and 11).
Consolidated Financial Statements and Basis of Presentation
The consolidated financial statements of the Partnership include the accounts of its majority-owned subsidiaries and the partnerships in which the Partnership exercises control. Investments in businesses and partnerships in which the Partnership does not control, but has the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method of accounting. Investments and partnerships in which the Partnership does not have the ability to exercise significant influence over operating and financial policies are accounted for under the cost method of accounting. Equity and cost method investments are included in Deferred charges and other assets, net in our consolidated balance sheets. All significant intercompany accounts and transactions have been eliminated.
We have evaluated subsequent events through June 1, 2010, the date these consolidated financial statements were issued.

We have reclassified certain prior year amounts to conform to the current year presentation.
Use of Estimates
We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”), which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates. Estimates are used for, but not limited to, the accounting for: allowances for uncollectible accounts receivable, unbilled revenue, fair values of financial instruments, depreciation and amortization, the recoverability of intangible assets, goodwill and other long-lived assets, accrued expenses, inventory reserves, unrealized tax benefits, valuation allowances on tax assets, contingencies and allocation of purchase prices in connection with business combinations. Estimates and assumptions are periodically reviewed and the effects of any material revisions are reflected in the consolidated financial statements in the periods that they are determined to be necessary.
Revenue Recognition
The Partnership earns revenue by providing access to our network (access revenue) and for usage of our network (usage revenue), which includes voice and data revenue. In general, access revenue is billed one month in advance and is recognized when earned; the unearned portion is classified in Advance billings in the consolidated balance sheets. Usage revenue is recognized when service is rendered and included in unbilled revenue, within Receivables, net in the consolidated balance sheets, until billed. Equipment sales revenue associated with the sale of wireless devices is recognized when the products are delivered to and accepted by the customer, as this is considered to be a separate earnings process from the sale of wireless services. Customer activation fees charged to customers are considered additional consideration and are recorded in Equipment and other revenue, generally, at the time of customer acceptance. For agreements involving the resale of third-party services in which we are considered the primary obligor in the arrangements, we record revenue gross at the time of sale.
We report taxes imposed by governmental authorities on revenue-producing transactions between us and our customers on a net basis.
Advertising Costs
Costs for advertising products and services as well as other promotional and sponsorship costs are charged to Selling, general and administrative expense in the periods in which they are incurred.

Vendor Rebates and Discounts
The Partnership recognizes vendor rebates or discounts for purchases of wireless devices from a vendor as a reduction of Cost of equipment when the related wireless devices are sold. Vendor rebates or discounts that have been earned as a result of completing the required performance under the terms of the underlying agreements but for which the wireless devices have not yet been sold are recognized as a reduction of inventory. Advertising credits are granted by a vendor to the Partnership as reimbursement of specific, incremental, identifiable advertising costs incurred by the Partnership in selling the vendor’s wireless devices. These advertising credits are restricted based upon a marketing plan agreed to by the vendor and the Partnership, and accordingly, advertising credits received are recorded as a reduction of those advertising costs when recognized in the Partnership’s consolidated statements of income.
Cash and Cash Equivalents
We consider all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates market value, and includes approximately $192 million and $8,941 million at December 31, 2009 and 2008, respectively, held in money market funds that are considered cash equivalents.
Investments
Available-for-sale investments are required to be carried at their fair value, with unrealized gains and losses that are considered temporary in nature recorded as a separate component of accumulated other comprehensive income (loss). To the extent we determine that any decline in the investment is other-than-temporary, a charge to earnings would be recorded. There were no significant available-for-sale investments as of December 31, 2009. The Partnership’s principal investment at December 31, 2008 consists of an available-for-sale investment in debt obligations.
As of December 31, 2009 and 2008, we held $42 million and $126 million, respectively, with respect to funds of the Partnership being held in a money market fund managed by a third party that is in the process of being liquidated. This balance is classified in Prepaid expenses and other current assets in the consolidated balance sheets. On January 29, 2010, we collected $40 million of this receivable and expect to collect the remaining balance in the next 12 months.
Inventory
Inventory consists primarily of wireless equipment held for sale, which is carried at the lower of cost (determined using a first-in, first-out method) or market. The Partnership maintains estimated inventory valuation reserves of $106 million and $131 million as of December 31, 2009 and 2008, respectively, for obsolete and slow moving device inventory based on analyses of inventory agings and changes in technology.
Capitalized Software
Capitalized software consists primarily of direct costs incurred for professional services provided by third parties and compensation costs of employees which relate to software developed for internal use either during the application stage or for upgrades and enhancements that increase functionality. Costs are capitalized and amortized on a straight-line basis over their estimated useful lives. Costs incurred in the preliminary project stage of development and maintenance are expensed as incurred. For a discussion of our impairment policy for capitalized software costs, see “Valuation of Assets” below. Also see Note 3 for additional detail of capitalized non-network software reflected in our consolidated balance sheets.
Plant, Property and Equipment
Plant, property and equipment primarily represents costs incurred to construct and expand capacity and network coverage on Mobile Telephone Switching Offices and cell sites. The cost of plant, property and equipment is depreciated over its estimated useful life using the straight-line method of accounting. Periodic reviews are performed to identify any category or group of assets within plant, property and equipment where events or circumstances may change the remaining estimated economic life. This principally includes changes in the Partnership’s plans regarding technology upgrades, enhancements, and planned retirements. Changes in these estimates resulted in a net increase in depreciation expense of $319 million, $228 million, and $295 million for the years ended December 31, 2009, 2008, and 2007, respectively. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the related lease. Major improvements to existing plant and equipment are capitalized. Routine maintenance and repairs that do not extend the life of the plant and equipment are charged to expense as incurred.
Upon the sale or retirement of plant, property and equipment, the cost and related accumulated depreciation or amortization is eliminated and any related gain or loss is reflected in the consolidated statements of income in Selling, general and administrative expense.
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
Wireless Licenses
The Partnership’s principal intangible assets are licenses, which provide the Partnership with the exclusive right to utilize certain radio frequency spectrum to provide wireless communication services. While licenses are issued for only a fixed time, generally ten years, such licenses are subject to renewal by the Federal Communications Commission (“FCC”). Renewals of licenses have occurred routinely and at nominal costs, which are expensed as incurred. Moreover, the Partnership has determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the Partnership’s wireless licenses. As a result, the wireless licenses are treated as an indefinite life intangible asset, and are not amortized but rather are tested for impairment. The Partnership reevaluates the useful life determination for wireless licenses at least annually to determine whether events and circumstances continue to support an indefinite useful life.
The Partnership tests its wireless licenses for potential impairment annually, and more frequently if indications of impairment exist. The Partnership evaluates its licenses on an aggregate basis, using a direct income-based value approach. This approach estimates fair value using a discounted cash flow analysis to estimate what a marketplace participant would be willing to pay to purchase the aggregated wireless licenses as of the valuation date. If the fair value of the aggregated wireless licenses is less than the aggregated carrying amount of the wireless licenses, an impairment is recognized.
Interest expense incurred, while qualifying activities to develop wireless licenses for service are underway, is capitalized as part of wireless licenses. The capitalization period ends when the development is completed.
Goodwill
Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Impairment testing for goodwill is performed annually or more frequently if indications of potential impairment exist. The impairment test for goodwill uses a two-step approach, which is performed at the reporting unit level. We have one reporting unit for purposes of goodwill impairment testing. Step one compares the fair value of the reporting unit (calculated using a market approach and a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., fair value of reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the implied fair value of goodwill is less than the carrying amount of goodwill, an impairment is recognized. The Partnership completed step one of the impairment test as of December 15, 2009. This test resulted in no impairment of the Partnership’s goodwill.
Fair Value Measurements
Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs used in the methodologies of measuring fair value for assets and liabilities, is as follows:
Level 1 – Quoted prices in active markets for identical assets or liabilities
Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities
Level 3 – No observable pricing inputs in the market
Financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. Our assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.
See Note 4 for further details on our fair value measurements.
Foreign Currency Translation
The functional currency for all of our operations is the U.S. dollar. However, we have transactions denominated in a currency other than the local currency, principally debt denominated in Euros and British Pounds Sterling. Gains and losses resulting from exchange-rate changes in transactions denominated in a foreign currency are included in earnings.

Derivatives
The Partnership uses derivatives from time to time to manage the Partnership’s exposure to fluctuations in the cash flows of certain transactions. We measure all derivatives at fair value and recognize them as either assets or liabilities on our consolidated balance sheets. The derivative instruments discussed below are valued primarily using models based on readily observable market parameters for all substantial terms of our derivative contracts and thus are classified as Level 2. Changes in the fair values of derivative instruments not qualifying as hedges or any ineffective portion of hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in other comprehensive income (loss) and recognized in earnings when the hedged item is recognized in earnings.
Employee Benefit Plans
The Partnership maintains a defined contribution plan, the Verizon Wireless Savings and Retirement Plan (the “Savings and Retirement Plan”), for the benefit of its employees. The Savings and Retirement Plan includes both an employee savings and profit sharing component. Under the employee savings component, employees may contribute a percentage of eligible compensation to the Savings and Retirement Plan. Up to the first 6% of an employee’s eligible compensation contributed to the Savings and Retirement Plan is matched 100% by the Partnership. Under the profit sharing component, the Partnership may elect, at the sole discretion of the Human Resources Committee of the Board of Representatives, to contribute an additional amount in the form of a profit sharing contribution to the accounts of eligible employees. (See Note 6)
Long-Term Incentive Compensation
The Partnership provides long-term incentive compensation awards that are classified as liability awards. The Partnership records a charge or benefit in the consolidated statements of income each reporting period based on the change in estimated fair value of the awards during the period. See Note 8 for further details on our long-term incentive compensation.
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
Effective January 1, 2007, the Partnership adopted the accounting standard which requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. The Partnership recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense.
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
The Partnership relies on local and long-distance telephone companies, some of whom are related parties (Note 11), and other companies to provide certain communication services. Although management believes alternative telecommunications facilities could be found in a timely manner, any disruption of these services could potentially have an adverse impact on our business, results of operations and financial condition.
The Partnership depends upon various key suppliers to provide it, directly or through other suppliers, with the equipment and services, such as switch and network equipment, handsets and other devices and wireless data applications that are needed to operate the business. Most of our handset and other device suppliers rely on Qualcomm Incorporated (“Qualcomm”) for the manufacture and supply of the chipsets used in their devices. We also rely on Qualcomm for its binary run-time environment for wireless technology which enables many of our handsets and other devices to access key wireless data services. In addition, a small group of suppliers provide nearly all of our network cell site and switch equipment and, in many instances, due to compatibility issues, we must use the same supplier for both the cell site equipment and switches in a given area of our network footprint. If any of our key network cell site and switch equipment suppliers, or other suppliers, fail to provide equipment or services on a timely basis or fail to meet our performance expectations, we may be unable to provide services to our customers in a competitive manner or continue to maintain and upgrade our network. Because of the costs and time lags that can be associated with transitioning from one supplier to another, our business could be substantially disrupted if we were required to, or chose to, replace the products or services of one or more major suppliers with products or services from another source, especially if the replacement became necessary on short notice. Any such disruption could increase our costs, decrease our operating efficiencies and have a material adverse effect on our business, results of operations and financial condition.

Recently Adopted Accounting Standards
On January 1, 2009, we adopted the accounting standard relating to business combinations, including assets acquired and liabilities assumed arising from contingencies. This standard requires the use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and applies to all transactions and other events in which one entity obtains control over one or more other businesses. Upon our adoption of this standard, we were required to expense certain transaction costs and related fees associated with business combinations that were previously capitalized. In addition, with the adoption of this standard, changes to valuation allowances for acquired deferred income tax assets and adjustments to unrecognized tax benefits acquired generally are to be recognized as adjustments to income tax expense rather than goodwill.
The adoption of the following accounting standards and updates during 2009 did not result in a significant impact to our consolidated financial statements:

On January 1, 2009, we adopted the accounting standard relating to disclosures about derivative instruments and hedging activities, which requires additional disclosures that include how and why an entity uses derivatives, how these instruments and the related hedged items are accounted for and how derivative instruments and related hedged items affect the entity’s financial position, results of operations and cash flows.
On January 1, 2009, we adopted the accounting standard that modifies the determination of the useful life of intangible assets from a requirement to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions to one that requires an entity consider its own historical experience in renewing similar arrangements, or a consideration of market participant assumptions in the absence of historical experience. This standard also requires disclosure of information that enables users of financial statements to assess the extent to which the expected future cash flows associated with the asset are affected by the entity’s intent and ability to renew or extend the arrangements.
On June 15, 2009, we prospectively adopted the accounting standard regarding the accounting for, and disclosure of, events that occur after the balance sheet date but before the financial statements are issued.
On June 15, 2009, we prospectively adopted the accounting standard that amends the requirements for disclosures about fair value of financial instruments, for annual, as well as interim, reporting periods.
On June 15, 2009, we prospectively adopted the accounting standard that amends requirements for recognizing and measuring other-than-temporary impairment of debt securities classified as held to maturity or held for sale. The presentation and disclosure requirements apply to both debt and equity securities.
On June 15, 2009, we prospectively adopted the accounting standard regarding estimating fair value measurements when the volume and level of activity for the asset or liability has significantly decreased, which also provides guidance for identifying transactions that are not orderly.
On August 28, 2009, we prospectively adopted the accounting standard update regarding the measurement of liabilities at fair value. This standard update provides techniques to use in measuring fair value of a liability in circumstances in which a quoted price in an active market for the identical liability is not readily available.
Other Recent Accounting Standards
In June 2009, the accounting standard regarding the requirements of consolidation accounting for variable interest entities was updated to require an enterprise to perform an analysis to determine whether the entity’s variable interest or interests give it a controlling interest in a variable interest entity. The adoption of this standard, effective January 1, 2010, is not expected to have a significant impact on our consolidated financial statements.
In September 2009, the accounting standard regarding revenue recognition for multiple deliverable arrangements was updated to require the use of the relative selling price method when allocating revenue in these types of arrangements. This method allows a vendor to use its best estimate of selling price if neither vendor specific objective evidence nor third party evidence of selling price exists when evaluating multiple deliverable arrangements. This standard update is effective January 1, 2011 and may be adopted prospectively for revenue arrangements entered into or materially modified after the date of adoption or retrospectively for all revenue arrangements for all periods presented. We are currently evaluating the impact this standard update will have on our consolidated financial statements.
In September 2009, the accounting standard regarding revenue recognition for arrangements that include software elements was updated to require tangible products that contain software and non-software elements that work together to deliver the products essential functionality to be evaluated under the accounting standard regarding multiple deliverable arrangements. This standard update is effective January 1, 2011 and may be adopted prospectively for revenue arrangements entered into or materially modified after the date of adoption or retrospectively for all revenue arrangements for all periods presented. Early adoption is permitted only at the beginning of the company’s fiscal year. We are currently evaluating the impact this standard update will have on our consolidated financial statements.

2. Acquisitions
Acquisition of Alltel Corporation
On June 5, 2008, the Partnership entered into an agreement and plan of merger with Alltel, a provider of wireless voice and data services to consumer and business customers in 34 states, and its controlling stockholder, Atlantis Holdings LLC, an affiliate of private investment firms TPG Capital and GS Capital Partners, to acquire, in an all-cash merger, 100% of the equity of Alltel for cash consideration of $5,925 million. The Partnership closed the transaction on January 9, 2009.
We expect to experience substantial operational benefits from the acquisition of Alltel, including additional combined overall cost savings from reduced roaming costs by moving more traffic to our own network, reduced network-related costs from the elimination of duplicate facilities, consolidation of platforms, efficient traffic consolidation, and reduced overall expenses relating to advertising, overhead and headcount. We expect reduced combined capital expenditures as a result of greater economies of scale and the rationalization of network assets. We believe that the use of the same technology platform is facilitating the integration of Alltel’s network operations with ours.

The Partnership has substantially completed the appraisals necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed, the fair value of noncontrolling interests, and the amount of goodwill recognized as of the acquisition date.
The fair values of the assets acquired and liabilities assumed were determined using the income, cost, and market approaches. The fair value measurements were primarily based on significant inputs that are not observable in the market other than interest rate swaps (see Note 4) and long-term debt assumed in the acquisition. The income approach was primarily used to value the intangible assets, consisting primarily of wireless licenses and customer relationships. The income approach indicates value for a subject asset based on the present value of cash flows projected to be generated by the asset. Projected cash flows are discounted at a required market rate of return that reflects the relative risk of achieving the cash flows and the time value of money. The cost approach, which estimates value by determining the current cost of replacing an asset with another of equivalent economic utility, was used as appropriate for plant, property and equipment. The cost to replace a given asset reflects the estimated reproduction or replacement cost for the asset, less an allowance for loss in value due to depreciation. The market approach, which indicates value for a subject asset based on available market pricing for comparable assets, was utilized in combination with the income approach for certain acquired investments. Additionally, Alltel historically conducted business operations in certain markets through non-wholly owned entities (“Managed Partnerships”). The fair value of the noncontrolling interests in these Managed Partnerships as of the acquisition date of approximately $586 million was estimated by using a market approach. The market approach indicates value based on financial multiples available for similar entities and adjustments for the lack of control or lack of marketability that market participants would consider in determining fair value of the Managed Partnerships. The fair value of the majority of the long-term debt assumed and held was primarily valued using quoted market prices.
The following table summarizes the consideration paid and the allocation of the assets acquired, including cash acquired of $1,044 million, and liabilities assumed as of the close of the acquisition, as well as the fair value at the acquisition date of Alltel’s noncontrolling partnership interests:

(dollars in millions)

Assets acquired
Current assets	$2,760
Plant, property and equipment	3,513
Wireless licenses	9,444
Goodwill	16,242
Intangible assets subject to amortization	2,391
Other acquired assets	2,444

Total assets acquired	36,794

Liabilities assumed
Current liabilities	1,833
Long-term debt	23,929
Deferred income taxes and other liabilities	4,982

Total liabilities assumed	30,744

Net assets acquired	6,050
Noncontrolling interest	(458)
Contributed capital	333

Total cash consideration	$5,925

Included in the above purchase price allocation is $2,064 million of net assets to be divested as a condition of the regulatory approval as described below.
Wireless licenses have an indefinite life, and accordingly, are not subject to amortization. The weighted average period prior to renewal of these licenses at acquisition is approximately 5.7 years. The customer relationships, included in Intangible assets subject to amortization are being amortized using an accelerated method over 8 years, and other intangibles are being amortized on a straight-line basis or an accelerated method over a period of 2 to 3 years. Goodwill of approximately $1,363 million is expected to be deductible for tax purposes.

Pro Forma Information
The unaudited pro forma information presents the combined operating results of the Partnership and Alltel, with the results prior to the acquisition date adjusted to include the pro forma impact of: the elimination of transactions between the Partnership and Alltel; the adjustment of amortization of intangible assets and depreciation of fixed assets based on the purchase price allocation; the elimination of merger expenses and management fees incurred by Alltel; and the adjustment of interest expense reflecting the assumption and partial redemption of Alltel’s debt and incremental borrowing incurred by the Partnership to complete the acquisition of Alltel.
The unaudited pro forma results are presented for illustrative purposes only and do not reflect the realization of potential cost savings, or any related integration costs. Certain cost savings may result from the merger; however, there can be no assurance that these cost savings will be achieved. These pro forma results do not purport to be indicative of the results that would have actually been obtained if the merger had occurred as of January 1, 2008, nor does the pro forma data intend to be a projection of results that may be obtained in the future.
The following unaudited pro forma consolidated results of operations assume that the acquisition of Alltel was completed as of January 1, 2008:

Year ended
(dollars in millions)	December 31, 2008

Operating revenues	$58,572
Net income	13,398
Consolidated results of operations reported for the year ended December 31, 2009 were not significantly different than the pro forma consolidated results of operations assuming the acquisition of Alltel was completed on January 1, 2009.
During the twelve months ended December 31, 2009, we recorded pretax charges of $88 million primarily related to the Alltel acquisition that were comprised of acquisition related costs recorded in Selling, general and administrative expense in the consolidated statements of income.
Alltel Debt Acquired
After the completion of the Alltel acquisition and repayments of Alltel debt, including repayments completed through December 31, 2009, approximately $2,334 million principal amount of Alltel debt that is owed to third parties remains outstanding as of December 31, 2009.
Alltel Divestiture Markets
As a condition of the regulatory approvals by the Department of Justice (“DOJ”) and the FCC that were required to complete the Alltel acquisition, the Partnership will divest overlapping properties in 105 operating markets in 24 states (the “Alltel Divestiture Markets”). These markets consist primarily of Alltel operations, but also include the pre-merger, Verizon Wireless-branded operations of the Partnership in four markets, as well as operations in southern Minnesota and western Kansas that were acquired from Rural Cellular Corporation (“Rural Cellular”). As of December 31, 2009, total assets to be divested of $2,572 million, principally comprised of network assets, wireless licenses and customer relationships, and total liabilities to be divested of $135 million are included in Prepaid expenses and other current assets and Other current liabilities, respectively, on the accompanying consolidated balance sheets as a result of entering into the transactions described below.
On May 8, 2009, we entered into a definitive agreement with AT&T Mobility LLC (“AT&T Mobility”), a subsidiary of AT&T Inc. (“AT&T”), pursuant to which AT&T Mobility agreed to acquire 79 of the 105 Alltel Divestiture Markets, including licenses and network assets for approximately $2.4 billion in cash. On June 9, 2009, we entered into a definitive agreement with Atlantic Tele-Network, Inc. (“ATN”), pursuant to which ATN agreed to acquire the remaining 26 Alltel Divestiture Markets that were not included in the transaction with AT&T Mobility, including licenses and network assets for $200 million in cash. The Partnership expects to close both the AT&T and ATN transactions during the first half of 2010. Completion of each of the foregoing transactions is subject to receipt of regulatory approvals (See Note 14).

Acquisition of Rural Cellular Corporation
On August 7, 2008, the Partnership acquired 100% of the outstanding common stock and redeemed all of the preferred stock of Rural Cellular in a cash transaction valued at approximately $1.3 billion. Rural Cellular was a wireless communications service provider operating under the trade name of “Unicel,” focusing primarily on rural markets in the United States. We believe that the acquisition has enhanced the Partnership’s network coverage in markets adjacent to its existing service areas and has enabled the Partnership to achieve operational benefits through realizing synergies in reduced roaming and other operating expenses.
Had this acquisition been consummated on January 1, 2008, the results of Rural Cellular’s acquired operations would not have had a significant impact on the Partnership’s consolidated net income.
The acquisition of Rural Cellular has been accounted for as a business combination under the purchase method. The following table summarizes the allocation of the acquisition cost to the assets acquired, including cash acquired of $42 million, and liabilities assumed as of the acquisition date:

(dollars in millions)

Assets acquired
Wireless licenses	$1,095
Goodwill	947
Intangible assets subject to amortization	206
Other acquired assets	971

Total assets acquired	3,219

Liabilities assumed
Long-term debt	1,505
Deferred income taxes and other liabilities	398

Total liabilities assumed	1,903

Net assets acquired	$1,316

As part of its regulatory approval for the Rural Cellular acquisition, the FCC and DOJ required the divestiture of six operating markets, including all of Rural Cellular’s operations in Vermont and New York as well as its operations in Okanogan and Ferry, WA. Included in Other acquired assets in the table above are assets that were divested of $485 million. On December 22, 2008, we exchanged these assets and an additional cellular license with AT&T for assets having a total aggregate value of approximately $495 million.
Other
On May 8, 2009, we entered into an agreement with AT&T to purchase certain assets of Centennial Communications Corporation for $240 million in cash. Completion of the foregoing transaction is subject to receipt of regulatory approvals.
3. Wireless Licenses, Goodwill and Other Intangibles, Net
The changes in the carrying amount of wireless licenses are as follows:

(dollars in millions)	Wireless Licenses (a)

Balance as of January 1, 2008	$51,485
Acquisitions	10,644
Capitalized interest on wireless licenses	267
Reclassifications, adjustments and other	(4)

Balance as of December 31, 2008	62,392
Acquisitions	9,444
Capitalized interest on wireless licenses	268
Reclassifications, adjustments and other(b)	(99)

Balance as of December 31, 2009	$72,005

(a)	Wireless licenses of approximately $12.2 billion and $12.4 billion were not in service at December 31, 2009 and 2008, respectively.

(b)	Reclassifications, adjustments and other primarily includes the reclassification of wireless licenses associated with the pre-merger operations of the Partnership that are included in the Alltel Divestiture Markets (see Note 2) and included in Prepaid expenses and other current assets in the accompanying consolidated balance sheets.
The Partnership evaluated its wireless licenses for potential impairment as of December 15, 2009 and December 15, 2008. These evaluations resulted in no impairment of the Partnership’s wireless licenses.

On March 20, 2008, the FCC announced the results of Auction 73 of wireless spectrum licenses in the 700 MHz band. The Partnership was the successful bidder for twenty-five 12 MHz licenses in the A-Block frequency, seventy-seven 12 MHz licenses in the B-Block frequency and seven 22 MHz licenses (nationwide with the exception of Alaska) in the C-Block frequency, with an aggregate bid price of $9,363 million. The Partnership has made all required payments to the FCC for these licenses by April 2008. The FCC granted the Partnership these licenses on November 26, 2008.
The average remaining renewal period of our wireless license portfolio was 8.0 years as of December 31, 2009.
The changes in the carrying amount of goodwill are as follows:

(dollars in millions)	Goodwill

Balance as of January 1, 2008	$—
Acquisitions	957
Reclassifications, adjustments and other	(2)

Balance as of December 31, 2008	955
Acquisitions	16,242
Reclassifications, adjustments and other(a)	106

Balance as of December 31, 2009	$17,303

(a)	Reclassifications, adjustments and other includes adjustments to goodwill associated with the finalization of the Rural Cellular purchase accounting partially offset by the reclassification of goodwill associated with the pre-merger operations of the Partnership that are included in the Alltel Divestiture Markets (see Note 2) and included in Prepaid expenses and other current assets in the accompanying consolidated balance sheets.
Other intangibles, net are included in Deferred charges and other assets, net and consist of the following:

	At December 31, 2009			At December 31, 2008
	Gross	Accumulated	Net	Gross	Accumulated	Net
(dollars in millions)	Amount	Amortization	Amount	Amount	Amortization	Amount

Customer lists (6 to 8 years)	$2,122	$(497)	$1,625	$226	$(31)	$195
Capitalized software (2 to 5 years)	879	(377)	502	816	(476)	340
Other (1 to 3 years)	397	(235)	162	38	(17)	21

Total(a)	$3,398	$(1,109)	$2,289	$1,080	$(524)	$556

(a)	Based on amortizable intangible assets existing at December 31, 2009, the estimated amortization expense for the five succeeding fiscal years and thereafter is as follows:

2010	$679
2011	502
2012	393
2013	311
2014	199
Thereafter	205

Total	$2,289

At December 31, 2009, the gross amount of Customer lists, Capitalized software and Other include $2,391 million related to the Alltel acquisition.

4. Fair Value Measurements
The following table presents the balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

(dollars in millions)	Level 1	Level 2	Level 3	Total

Assets:
Deferred charges and other assets, net	$—	$315	$—	$315
Investment in Debt Obligations
On June 10, 2008, in connection with the agreement to acquire Alltel, the Partnership purchased from third parties $4,985 million aggregate principal amount of debt obligations of certain subsidiaries of Alltel for approximately $4,766 million, plus accrued and unpaid interest. Upon closing of the Alltel acquisition (see Note 2), the $4,781 million investment in Alltel debt, which was classified as Level 3 at December 31, 2008, became an intercompany loan that is eliminated in consolidation.
The following table provides additional information about our other significant financial instruments:

	At December 31, 2009		At December 31, 2008
	Carrying	Fair	Carrying	Fair
(dollars in millions)	Value	Value	Value	Value

Term notes due to affiliates	$5,003	$5,008	$11,748	$11,594
Short and long-term debt	$21,659	$23,597	$10,382	$11,066
The fair value of our term notes due to affiliate is determined based on future cash flows discounted at current rates. The fair value of our short-term and long-term debt is determined based on quoted market prices or future cash flows discounted at current rates. Our financial instruments also include cash and cash equivalents, and trade receivables and payables. These financial instruments are short term in nature and are stated at their carrying value, which approximates fair value.
Derivative Instruments
We have entered into derivative transactions to manage our exposure to fluctuations in foreign currency exchange rates and interest rates. We employ risk management strategies which may include the use of a variety of derivatives including cross currency swaps and interest rate swap agreements. We do not hold derivatives for trading purposes.
We measure all derivatives, including derivatives embedded in other financial instruments, at fair value and recognize them as either assets or liabilities on our consolidated balance sheets. The derivative instruments discussed below are valued using models based on readily observable market parameters for all substantial terms of our derivative contracts and thus are classified as Level 2. Changes in the fair values of derivative instruments not qualifying as hedges or any ineffective portion of hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in other comprehensive income (loss) and recognized in earnings when the hedged item is recognized in earnings.
Cross Currency Swaps
During the fourth quarter of 2008, we entered into cross currency swaps designated as cash flow hedges to exchange approximately $2.4 billion of the net proceeds from the December 18, 2008 offering of British Pound Sterling and Euro denominated debt into U.S. dollars and to fix our future interest and principal payments in U.S. dollars, as well as mitigate the impact of foreign currency transaction gains or losses. The fair value of the cross currency swaps were $315 million in an asset position as of December 31, 2009 and $64 million in an asset position and $59 million in a liability position as of December 31, 2008 and are included in Deferred charges and other assets, net and Other non-current liabilities, respectively, in the consolidated balance sheets. For the years ended December 31, 2009 and 2008, a pretax $310 million and $5 million gain, respectively, on the cross currency swaps has been recognized in Other comprehensive income and $135 million and $58 million, respectively, was reclassified from Accumulated other comprehensive income (loss) to Interest income and other, net to offset the related pretax foreign-currency transaction loss on the underlying debt obligations.
Alltel Interest Rate Swaps
As a result of the Alltel acquisition, the Partnership acquired seven interest rate swap agreements with a notional value of $9.5 billion that paid fixed and received variable rates based on three-month and one-month London Interbank Offered Rate (“LIBOR”) with maturities ranging from 2009 to 2013. We settled all of these agreements using cash generated from operations for a gain that was not significant. Changes in the fair value of these swaps were recorded in earnings through settlement.

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
5. Noncontrolling Interest

	December 31,
(dollars in millions)	2009	2008

Verizon Wireless of the East	$1,179	$1,179
Cellular partnerships	809	513

Noncontrolling interest in consolidated entities	$1,988	$1,692

Verizon Wireless of the East
Verizon Wireless of the East LP is a limited partnership formed in 2002 and is controlled and managed by the Partnership. Verizon held the noncontrolling interest of Verizon Wireless of the East LP at December 31, 2009 and 2008. Verizon is not allocated any of the profits of Verizon Wireless of the East LP.

6. Supplementary Financial Information
Supplementary Balance Sheet Information

	December 31,
(dollars in millions)	2009	2008

Receivables, Net:
Accounts receivable	$4,953	$4,030
Other receivables	842	578
Unbilled revenue	282	254

	6,077	4,862
Less: allowance for doubtful accounts	(356)	(244)

Receivables, net	$5,721	$4,618

	Balance at	Additions		Balance at
	beginning of	charged to	Write-offs, net of	end of the
(dollars in millions)	the year	expense	recoveries	year

Accounts Receivable Allowances:
2009	$244	$696	$(584)	$356
2008	217	507	(480)	244
2007	201	395	(379)	217

	December 31,
(dollars in millions)	2009	2008

Plant, Property and Equipment, Net:
Land	$268	$148
Buildings (20-40 yrs.)	8,849	7,671
Wireless plant and equipment (3-15 yrs.)	40,862	36,079
Furniture, fixtures and equipment (5 yrs.)	4,245	3,806
Leasehold improvements (5 yrs.)	3,501	2,660
Construction-in-progress(b)	1,979	1,760

	59,704	52,124
Less: accumulated depreciation	(28,854)	(24,988)

Plant, property and equipment , net(a)	$30,850	$27,136

(a)	Interest costs of $88 and $62 and network engineering costs of $351 and $250 were capitalized during the years ended December 31, 2009 and 2008, respectively.

(b)	Construction-in-progress includes $784 and $624 of accrued but unpaid capital expenditures as of December 31, 2009 and 2008, respectively.

	December 31,
(dollars in millions)	2009	2008

Accounts Payable and Accrued Liabilities:
Accounts payable and accrued expenses	$3,633	$3,056
Accrued payroll	390	320
Related employee benefits	945	1,320
Taxes payable	516	348
Accrued commissions	385	280
Accrued interest	254	71

Accounts payable and accrued liabilities	$6,123	$5,395

Supplementary Statements of Income Information

	For the Years Ended December 31,
(dollars in millions)	2009	2008	2007

Service Revenue:
Voice revenue	$37,483	$31,984	$30,630
Data revenue	16,014	10,651	7,386

Total service revenue	$53,497	$42,635	$38,016

Advertising and Promotional Costs:	$2,036	$1,779	$1,661

Employee Benefit Plans:
Matching contribution expense	$216	$185	$174
Profit sharing expense	94	103	92

Depreciation and Amortization:
Depreciation of plant, property and equipment	$6,545	$5,258	$5,028
Amortization of other intangibles	802	147	126

Total depreciation and amortization	$7,347	$5,405	$5,154

Interest Expense, Net:
Interest expense	$(1,497)	$(490)	$(547)
Capitalized interest	356	329	296

Interest expense, net	$(1,141)	$(161)	$(251)

Supplementary Cash Flows Information

	For the Years Ended December 31,
(dollars in millions)	2009	2008	2007

Net cash paid for income taxes	$384	$575	$564
Interest paid, net of amounts capitalized	738	90	264

7.	Debt

		December 31,	December 31,
(dollars in millions)	Maturities	2009	2008

Debt:
Three-year term loan facility	2010-2011	$3,996	$4,440
$1,250 million floating rate notes	2011	1,250	—
$2,750 million 3.75% notes	2011	2,750	—
$1,000 million floating rate put/call notes	2011	1,000	—
€650 million 7.625% notes	2011	931	908
$750 million 5.25% notes	2012	750	—
$1,250 million 7.375% notes	2013	1,250	1,250
$3,500 million 5.55% notes	2014	3,500	—
€500 million 8.750% notes	2015	716	699
$2,250 million 8.500% notes	2018	2,250	2,250
£600 million 8.875% notes	2018	970	876
Assumed Alltel notes	2012-2032	2,334	—
Unamortized discount, net		(38)	(41)

Total debt, including current maturities		21,659	10,382
Less: current maturities		(2,998)	(444)

Total long-term debt		$18,661	$9,938

Term notes payable to Affiliate(a) :
$2,431 million floating rate promissory note	2009	$—	$1,931
$9,363 million floating rate promissory note	2010	5,003	9,363
$750 million fixed rate promissory note	2010	—	454

Total due to affiliates, including current maturities		5,003	11,748
Less: current maturities		(5,003)	(2,385)

Total long-term due to affiliates		$—	$9,363

(a)	All affiliate term notes are payable to Verizon Financial Services LLC (“VFSL”), a wholly-owned subsidiary of Verizon.
Debt
Verizon Wireless Capital LLC, a wholly-owned subsidiary of the Partnership, is a limited liability company formed under the laws of Delaware on December 7, 2001 as a special purpose finance subsidiary to facilitate the offering of debt securities of the Partnership by acting as co-issuer. Other than the financing activities as a co-issuer of the Partnership’s indebtedness, Verizon Wireless Capital LLC has no material assets, operations or revenues. The Partnership is jointly and severally liable with Verizon Wireless Capital LLC for co-issued notes, as indicated.
Discounts and capitalized debt issuance costs are amortized using the effective interest method.
During, 2009, the Partnership and Verizon Wireless Capital LLC completed an exchange offer to exchange the privately placed notes issued in November of 2008, as well as February and May of 2009 for new notes with similar terms.
On June 25, 2009, the Partnership issued $1,000 million in aggregate principal amount of our Put/Call Floating Rate Notes due 2011 (“Put/Call Notes”). The interest on the Put/Call Notes will be equal to the three-month LIBOR plus an applicable margin ranging from 50 to 80 basis points that will be reset quarterly. Commencing on December 27, 2009 and on each quarterly interest payment date thereafter, both the noteholders and the Partnership have the right to require settlement of all or a portion of these notes at par. Accordingly, the Put/Call Notes are classified as current maturities in the consolidated balance sheet. As of December 31, 2009, neither the Partnership nor the note holders have exercised their right to require settlement of any portion of the Put/Call Notes.
On May 22, 2009, the Partnership and Verizon Wireless Capital LLC co-issued $1,250 million in aggregate principal amount floating rate notes due 2011 that bear interest equal to three-month LIBOR plus 2.60% that will be reset quarterly and $2,750 million in aggregate principal amount 3.75% notes due 2011 resulting in cash proceeds of $3,989 million, net of discounts and direct issuance costs (collectively the “May 2009 Notes”).
On February 4, 2009, the Partnership and Verizon Wireless Capital LLC co-issued $750 million in aggregate principal amount 5.25% notes due 2012 and $3,500 million in aggregate principal amount 5.55% notes due 2014, resulting in cash proceeds of $4,211 million, net of discounts and direct issuance costs (collectively the “February 2009 Notes”).
On December 19, 2008, the Partnership and Verizon Wireless Capital LLC, as the borrowers, entered into a $17 billion credit facility (the “Acquisition Bridge Facility”). On December 31, 2008, the Acquisition Bridge Facility was reduced to $12.5 billion. On January 9, 2009, the Partnership and Verizon Wireless Capital LLC co-borrowed $12,350 million under the Acquisition Bridge

Facility in order to complete the acquisition of Alltel and repay certain of Alltel’s outstanding debt. We used cash generated from operations and the net proceeds from the sale of the February 2009 Notes, the May 2009 Notes and the Put/Call Notes to repay all of the $12,350 million of borrowings under the Acquisition Bridge Facility. No borrowings remain outstanding under the Acquisition Bridge Facility and the commitments under the Acquisition Bridge Facility have been terminated.
Upon completion of the Alltel acquisition and repayments of Alltel debt, including repayments through December 31, 2009, $2,300 million aggregate principal amount of Alltel Corporation notes remained outstanding and were held by third parties. The Alltel Corporation notes are not guaranteed by the Partnership or by any subsidiary of Alltel and are unsecured. Additionally, under the terms of a tender offer that was completed on March 20, 2009, $155 million aggregate principal amount of the $190 million 10.375% Senior PIK Toggle notes co-issued by Alltel Communications and Alltel Communications Finance were tendered and redeemed for total consideration of $191 million, including accrued interest. As of December 31, 2009, $34 million aggregate principal amount of these notes remains outstanding.
On December 18, 2008, the Partnership and Verizon Wireless Capital LLC co-issued €650 million 7.625% notes due 2011, €500 million 8.750% notes due 2015 and £600 million 8.875% notes due 2018. Concurrent with these offerings, we entered into cross currency swaps to fix our future interest and principal payments in U.S. dollars and exchanged the proceeds of the notes from British Pounds Sterling and Euros into dollars. The net cash proceeds were $2,410 million, net of discounts and issuance costs. The net proceeds from the sale of these notes were used in connection with the acquisition of Alltel on January 9, 2009.
On November 21, 2008, the Partnership and Verizon Wireless Capital LLC co-issued a private placement of $1,250 million 7.375% notes due 2013 and $2,250 million 8.500% notes due 2018, resulting in cash proceeds of $3,451 million, net of discounts and direct issuance costs. The net proceeds from the sale of these notes were used in connection with the acquisition of Alltel on January 9, 2009.
On September 30, 2008, the Partnership and Verizon Wireless Capital LLC, as co-borrowers, entered into a $4,440 million Three-Year Term Loan Facility Agreement (the “Three-Year Term Facility”) with a maturity date of September 30, 2011. We borrowed $4,440 million under the Three-Year Term Facility in order to repay a portion of the 364-day Credit Agreement, as described below. Borrowings under the Three-Year Term Facility currently bear interest at a variable rate based on LIBOR plus 100 basis points. The Three-Year Term Facility includes a requirement to maintain a certain leverage ratio. On August 28, 2009, we repaid $444 million of the Three-Year Term Facility using cash generated from operations, reducing the total outstanding borrowings under this facility to $3,996 million.
On June 5, 2008, the Partnership entered into a $7,550 million 364-day Credit Agreement. During 2008, we utilized this facility primarily to complete the purchase of Alltel debt obligations, finance the acquisition of Rural Cellular and repay Rural Cellular debt. During 2008, the borrowings under this facility were repaid.
Term Notes Payable to Affiliate
On July 30, 2009, the Partnership entered into an amendment of our $9,000 million fixed rate promissory note payable, due August 1, 2009, to VFSL. The fixed rate note, as amended, allows the Partnership to borrow, repay and re-borrow up to a maximum principal amount of $750 million and extends the maturity date to August 1, 2010. Amounts borrowed under this note bear interest at a rate of 5.8% per annum.
We used cash generated from operations to repay all of the remaining borrowings under a $2,431 million floating rate promissory note payable to VFSL. No borrowings remained outstanding under this note as of the maturity date of August 1, 2009.
On May 30, 2008, we repaid a $2,500 million fixed rate note due to VFSL with proceeds obtained through intercompany borrowings.
On March 31, 2008, the Partnership signed a floating rate promissory note that permits the Partnership to borrow up to a maximum principal amount of approximately $9,363 million from VFSL, with a maturity date of March 31, 2010. Amounts outstanding under this note bear interest at a rate per annum equal to one-month LIBOR plus 28 basis points for each interest period, with the interest rate being adjusted on the first business day of each month. Proceeds from the note were used to fund the acquisition of wireless spectrum licenses in the 700 MHz wireless spectrum auction conducted by the FCC. Through December 31, 2009, we used cash generated from operations to repay $4,360 million of this note. As of December 31, 2009, $5,003 million remained outstanding under this note (see Note 14).
On February 22, 2008, we repaid a $6,500 million floating rate note with proceeds obtained through intercompany borrowings.
Debt Covenants
As of December 31, 2009, we are in compliance with all of our debt covenants.

Maturities of Long-Term Debt
Maturities of long-term debt outstanding at December 31, 2009 are as follows:

Years	(dollars in million)

2010	$2,998
2011	6,929
2012	1,550
2013	1,450
2014	3,500
Thereafter	5,270
8.	Long-Term Incentive Plan
Verizon Wireless Long Term Incentive Plan (“Wireless Plan”)
The Wireless Plan provides compensation opportunities to eligible employees and other participating affiliates of the Partnership. The plan provides rewards that are tied to the long-term performance of the Partnership. Under the Wireless Plan, value appreciation rights (“VARs”) are granted to eligible employees. The aggregate number of VARs that may be issued under the plan is approximately 343 million.
VARs reflect the change in the value of the Partnership, as defined in the plan, similar to stock options. Once VARs become vested, employees can exercise their VARs and receive a payment that is equal to the difference between the VAR price on the date of grant and the VAR price on the date of exercise, less applicable taxes. VARs are fully exercisable three years from the date of grant with a maximum term of 10 years. All VARs were granted at a price equal to the estimated fair value of the Partnership, as defined in the Wireless Plan, at the date of the grant.
The Partnership employs the income approach, a standard valuation technique, to arrive at the fair value of the Partnership on a quarterly basis using publicly available information. The income approach uses future net cash flows discounted at market rates of return to arrive at an estimate of fair value, as defined in the plan.
The following table summarizes the assumptions used in the Black-Scholes model during the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
	Ranges	Ranges	Ranges

Risk-free rate	0.15% – 1.63%	0.6% – 3.3%	3.2% – 5.1%
Expected term (in years)	0.38 – 2.5	1.2 – 3.0	0.9 – 3.4
Expected volatility	35.37% – 61.51%	33.9% – 58.5%	18.1% – 23.4%
The risk-free rate is based on the U.S. Treasury yield curve in effect at the measurement date. Expected volatility was based on a blend of the historical and implied volatility of publicly traded peer companies for a period equal to the VARs expected life, ending on the measurement date, and calculated on a monthly basis. The Partnership does not pay dividends related to the VARs.
For the years ended December 31, 2009, 2008, and 2007, the intrinsic value of VARs exercised during the period was $178 million, $554 million, and $488 million, respectively.
There were no VARs that became vested during the years ended December 31, 2009 and 2008, respectively. For the year ended December 31, 2007, the fair value of VARs vested during the period was $716 million.
Cash paid to settle VARs for the years ended December 31, 2009, 2008, and 2007 was $169 million, $549 million, and $452 million, respectively.

Awards outstanding at December 31, 2009, 2009 and 2007 under the Wireless Plan are summarized as follows:

		Weighted Average
		Exercise Price	Vested
(shares in thousands)	VARs(a)	of VARs(a)	VARs(a)

Outstanding, January 1, 2007	94,467	$16.99	52,042
Granted	134	13.89
Exercised	(30,848)	15.07
Cancelled/Forfeited	(3,341)	24.12

Outstanding, December 31, 2007	60,412	17.58	60,412
Exercised	(31,817)	18.47
Cancelled/Forfeited	(351)	19.01

Outstanding, December 31, 2008	28,244	16.54	28,244
Exercised	(11,442)	16.53
Cancelled/Forfeited	(211)	17.63

Outstanding, December 31, 2009	16,591	$16.54	16,591

(a)	The weighted average exercise price is presented in actual dollars; VARs are presented in actual units.
The following table summarizes the status of the Partnership’s VARs as of December 31, 2009:

	VARs Vested & Outstanding(a)
		Weighted
		Average Remaining	Weighted
(shares in thousands)		Contractual Life	Average
Range of Exercise Prices	VARs	(Years)	Exercise Price

$8.74 - $14.79	10,553	3.70	$12.23
$14.80 - $22.19	2,706	1.78	16.77
$22.20 - $30.00	3,332	0.52	30.00

Total	16,591		$16.54

(a)	As of December 31, 2009 the aggregate intrinsic value of VARs outstanding and vested was $333 million.
Verizon Communications Inc. Long Term Incentive Plan
In May 2009, Verizon shareholders approved the 2009 Verizon Communications Inc. Long-Term Incentive Plan (the “Verizon Plan”) which permits the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance share units and other awards. The maximum number of shares available for awards from the Plan is 115 million shares. The Verizon Plan amends and restates their previous long-term incentive plan.
Restricted Stock Units
The Verizon Plan provides for grants of Restricted Stock Units (“RSUs”) that generally vest at the end of the third year after the grant. The RSUs are classified as liability awards because the RSUs will be paid in cash upon vesting. The RSU award liability is measured at its fair value at the end of each reporting period and, therefore, will fluctuate based on the performance of Verizon’s stock. Dividend equivalent units are also paid to participants at the time the RSU award is paid, and in the same proportion as the RSU award.
The Partnership had approximately 3.5 million and 3.7 million RSUs outstanding under the Verizon Plans as of December 31, 2009 and 2008, respectively.
Performance Stock Units
The Verizon Plan also provides for grants of Performance Stock Units (“PSUs”) that generally vest at the end of the third year after the grant. As defined by the Verizon Plan, the Human Resources Committee of the Board of Directors of Verizon determines the number of PSUs a participant earns based on the extent to which the corresponding goals have been achieved over the three-year performance cycle. All payments are subject to approval by the Verizon Human Resources Committee. The PSUs are classified as liability awards because the PSU awards are paid in cash upon vesting. The PSU award liability is measured at its fair value at the end of each reporting period and, therefore, will fluctuate based on the price of Verizon’s stock as well as performance relative to the targets. Dividend equivalent units are also paid to participants at the time that the PSU award is determined and paid, and in the same proportion as the PSU award.

The Partnership had approximately 5.2 million and 5.5 million PSUs outstanding under the Verizon Plans as of December 31, 2009 and 2008, respectively.
As of December 31, 2009, unrecognized compensation expense related to the unvested portion of the Partnership’s RSUs and PSUs was approximately $79 million and is expected to be recognized over a weighted-average period of approximately two years.
Stock-Based Compensation Expense
For the years ended December 31, 2009, 2008 and 2007, the Partnership recognized compensation expense for stock based compensation related to VARs, RSUs and PSUs of $169 million, $19 million and $631 million, respectively.
9.	Income Taxes
Provision for Income Taxes
The provision for income taxes consists of the following:

	For the Years Ended December 31,
(dollars in millions)	2009	2008	2007

Current tax provision:
Federal	$356	$413	$437
State and local	294	213	179

	650	626	616

Deferred tax provision:
Federal	335	217	93
State and local	(188)	(41)	5

	147	176	98

Provision for income taxes	$797	$802	$714

A reconciliation of the income tax provision computed at the statutory tax rate to the Partnership’s effective tax rate is as follows:

	For the Years Ended December 31,
(dollars in millions)	2009	2008	2007

Income tax provision at the statutory rate	$5,418	$4,932	$4,051
State income taxes, net of U.S. federal benefit	27	120	130
Interest and penalties	28	(8)	4
Partnership income not subject to federal or state income taxes	(4,676)	(4,242)	(3,471)

Provision for income tax	$797	$802	$714

Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. The significant components of the Partnership’s deferred tax assets and (liabilities) are as follows:

	December 31,
(dollars in millions)	2009	2008

Deferred tax assets:
Net operating loss carryforward	$505	$149
Valuation allowance	(23)	(14)
State tax deductions	103	107
Other	262	37

Total deferred tax assets	$847	$279

Deferred tax liabilities:
Intangible assets	$(9,555)	$(5,845)
Plant, property and equipment	(1,452)	(496)
Other	(116)	—

Total deferred tax liabilities	$(11,123)	$(6,341)

Net deferred tax asset-current(a)	$317	$151
Net deferred tax liability-non-current	(10,593)	(6,213)

(a)	Included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.
At December 31, 2009, the Partnership had net operating loss carryforwards of $3,329 million. These net operating loss carryforwards expire at various dates principally from December 31, 2017 through December 31, 2025.
Unrecognized Tax Benefits
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(dollars in millions)

Balance as of January 1, 2007	$70
Additions based on tax positions related to the current year	12
Additions for tax positions of prior years	1
Reductions due to lapse of applicable statute of limitations	(16)
Settlements	—

Balance as of December 31, 2007	67
Additions based on tax positions related to the current year	25
Additions for tax positions of prior years	16
Reductions due to lapse of applicable statute of limitations	(14)
Settlements	(17)

Balance as of December 31, 2008	77
Additions based on tax positions related to the current year	212
Additions for tax positions of prior years	222
Reductions due to lapse of applicable statute of limitations	(5)
Settlements	—

Balance as of December 31, 2009	$506

Upon the acquisition of Alltel on January 9, 2009, the Partnership assumed a liability of $222 for unrecognized tax benefits. As of December 31, 2009, there has been no change in this acquired unrecognized tax benefit liability. It is reasonably possible that the range of possible outcomes can change by a significant amount and accordingly, an estimate of the range of possible outcomes cannot be made until issues are further developed or examinations closed.
Included in the total unrecognized tax benefits balance as of December 31, 2009, is $277 million of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate. The remaining unrecognized tax benefits relate to temporary items that would not affect the effective tax rate.
The Partnership had approximately $50 million for the payment of interest and penalties accrued as of December 31, 2009, relating to the $506 million of unrecognized tax benefits reflected above.

The Partnership or its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and local jurisdictions. The Partnership is generally no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 1997. The Internal Revenue Service (IRS) is currently examining some of the Partnership’s subsidiaries. As a result of the anticipated resolution of various income tax matters within the next twelve months, the Partnership believes that it is reasonably possible that the unrecognized tax benefits may be adjusted. An estimate of the amount of the change attributable to any such settlement cannot be made at this time.
10.	Leases
As Lessee
The Partnership has entered into operating leases for facilities and equipment used in its operations. Lease contracts include renewal options that include rent expense adjustments based on the Consumer Price Index as well as annual and end-of-lease term adjustments. Rent expense is recorded on a straight-line basis. The noncancellable lease term used to calculate the amount of the straight-line rent expense is generally determined to be the initial lease term. Leasehold improvements related to these operating leases are amortized over the shorter of their estimated useful lives or the noncancellable lease term. For the years ended December 31, 2009, 2008, and 2007, the Partnership recognized rent expense related to payments under these operating leases of $1,149 million, $845 million, and $737 million, respectively, in Cost of service and $504 million, $391 million, and $339 million, respectively, in Selling, general and administrative expense in the accompanying consolidated statements of income.
The aggregate future minimum rental commitments under noncancellable operating leases, excluding renewal options that are not reasonably assured for the periods shown at December 31, 2009, are as follows:

Operating
(dollars in millions)	Leases

Years
2010	$1,377
2011	1,214
2012	1,034
2013	863
2014	710
Thereafter	4,229

Total minimum payments	$9,427

11.	Other Transactions with Affiliates
In addition to transactions with Affiliates in Note 7, other significant transactions with Affiliates are summarized as follows:

	For the Years Ended December 31,
(dollars in millions)	2009	2008	2007

Revenue related to transactions with affiliated companies	$102	$106	$105
Cost of service(a)	1,377	1,252	1,139
Certain selling, general and administrative expenses(b)	274	289	165
Interest incurred(c)	66	319	532

(a)	Affiliate cost of service primarily represents charges for long distance, direct telecommunication and roaming services provided by affiliates.

(b)	Affiliate selling, general and administrative expenses include charges from affiliates for services provided, including insurance, leases, office telecommunications, and billing and lockbox services, as well as services billed from the Verizon Service Organization (“VSO”) and Verizon Corporate Services for functions performed under service level agreements.

(c)	Interest costs of $56, $252 and $296 were capitalized in Wireless licenses and Plant, property and equipment, net in the years ended December 31, 2009, 2008 and 2007, respectively (See Notes 3 and 6).
Receivable from Affiliates, Net
The net amounts due from or payable to affiliates as a result of services provided in the normal course of business are presented in Due from affiliates, net within Current assets in the consolidated balance sheets.
Distributions to Affiliates
As required under the Partnership Agreement, the Partnership paid tax distributions of $3,138 million, $1,529 million and $1,918 million to our Partners during the years ended December 31, 2009, 2008 and 2007, respectively. In addition to our quarterly tax distribution to our Partners, our Partners have directed us to make supplemental tax distributions to them, subject to our board of representatives’ right to reconsider these distributions based on significant changes in overall business and financial conditions. The

Partnership made such supplemental tax distributions in the aggregate amount of $278 million on August 14, 2009 and November 13, 2009, respectively, for a total supplemental distribution of $556 million which is included in the total distributions paid during the year ended December 31, 2009. Three subsequent annual supplemental tax distributions in the amount of $667 million, comprised of $300 million of Vodafone and $367 million to Verizon in each of 2010, 2011, and 2012 will be paid in equal quarterly installments during each of those years on the same dates that the established regular quarterly tax distributions are made.
In November 2008, the Partnership provided our Partners with the customary calculation of the aggregate tax distribution of $556 million for the quarter ending September 30, 2008. With respect to this tax distribution, however, Verizon and Vodafone agreed to defer payment until the first to occur of either distribution by us or the passage of five business days after receipt of a written request for distribution delivered to us by Verizon or Vodafone. The deferred distribution of $556 million is presented in Due to affiliates within Current liabilities in the consolidated balance sheet as of December 31, 2008. On April 23, 2009, the Partnership made payment of the deferred distribution in full (without interest, premium or other adjustment) of the applicable amounts to our Partners. No deferred distributions remain outstanding as of December 31, 2009.
12.	Accumulated Other Comprehensive Income (Loss)
Comprehensive income consists of net income and other gains and losses affecting partners’ capital that, under GAAP, are excluded from net income. The components of Accumulated other comprehensive income (loss) are as follows:

	December 31,
(dollars in millions)	2009	2008

Unrealized gains (losses) on cash flow hedges, net	$122	$(53)
Defined benefit pension and postretirement plans	(9)	(63)

Accumulated other comprehensive income (loss)	$113	$(116)

13.	Commitments and Contingencies
Under the terms of an agreement entered into among the Partnership, Verizon, and Vodafone on April 3, 2000, Vodafone obtained the right to require the Partnership to purchase up to an aggregate of $20 billion of Vodafone’s interest in the Partnership, at its then fair market value. Vodafone did not exercise its redemption rights. Accordingly, $10 billion of partners’ capital classified as redeemable was reclassified to partners’ capital in the accompanying consolidated statements of changes in partners’ capital in the year ended December 31, 2007.
The Alliance Agreement contains a provision, subject to specified limitations, that requires Vodafone and Verizon to indemnify the Partnership for certain contingencies, excluding PrimeCo Personal Communications L.P. contingencies, arising prior to the formation of the Partnership.
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
All of the above matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, the ultimate liability with respect to these matters as of December 31, 2009 cannot be ascertained. The potential effect, if any, on the consolidated financial statements of the Partnership, in the period in which these matters are resolved, may be material.
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
Verizon has entered into reimbursement agreements with third-party lenders that permit these lenders to issue letters of credit to third parties on behalf of the Partnership and our subsidiaries, including Alltel, following the acquisition of Alltel. As of December 31, 2009, an aggregate of $12 million of letters of credit were outstanding on behalf of the Partnership pursuant to those reimbursement agreements, including approximately $9 million of letters of credit outstanding on behalf of Alltel.
We have commitments primarily to purchase network services, equipment and software from suppliers totaling $251 million. Of this total amount, $132 million, $47 million, $42 million, $18 million and $12 million are expected to be purchased in 2010, 2011, 2012, 2013 and 2014 and thereafter, respectively.

14.	Subsequent Events
Distributions to Affiliates
On February 12, 2010, we paid tax distributions to our Partners of $867 million, including an aggregate tax distribution of $700 million for the quarter ended December 31, 2009 as well as the $167 million supplemental tax distribution.
On May 14, 2010, we paid tax distributions to our Partners of $1,247 million, including an aggregate tax distribution of $1,080 million for the quarter ended March 31, 2010 as well as the $167 million supplemental tax distribution.
Dispositions
During April 2010, the Partnership received the regulatory approvals necessary to complete the sale of the markets to ATN and completed the transaction. The Partnership expects to close the transaction with AT&T Mobility during the second quarter of 2010 subject to receipt of regulatory approval.
Debt
Through the date these consolidated financial statements were issued, the Partnership repaid $990 million of borrowings under our Three-Year Term Facility, reducing the outstanding borrowings under this facility to $3,006 million.
Term Notes Payable to Affiliate
On March 12, 2010, the Partnership and VFSL amended certain provisions of our $9,363 million Auction 73 floating rate note to extend the term of this note to October 31, 2010. The amendment also requires the repayment of any unpaid principal, plus accrued interest, with the cash proceeds received from the sale of any Alltel Divestiture Markets within 5 business days of receipt of such cash proceeds. Amounts outstanding under the amended note will bear interest at a rate of LIBOR plus 1.10% for each interest period.
On April 29, 2010, VFSL waived the mandatory prepayment on the $9,363 million Auction 73 floating rate note with respect to the cash proceeds from the sale of the markets to ATN provided that the Partnership uses at least $220 million of such proceeds to repay $220 million of borrowings under our Three-Year Term Facility.
On April 30, 2010, the Partnership and VFSL further amended certain provisions of the $9,363 million Auction 73 floating rate note such that the note will bear interest at a rate of LIBOR plus 50 basis points beginning retrospectively on April 16, 2010, and begin to accrue additional margins commencing on specified dates prior to maturity.
Through the date these consolidated financial statements were issued, the Partnership repaid $3,963 million of our $9,363 million Auction 73 floating rate note, reducing the outstanding borrowings under this note to $1,040 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Representatives and Partners of
Cellco Partnership d/b/a Verizon Wireless:
We have audited the accompanying consolidated balance sheets of Cellco Partnership and subsidiaries d/b/a Verizon Wireless (the “Partnership”) as of December 31, 2009 and 2008, and the related consolidated statements of income, cash flows and changes in partners’ capital for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Partnership and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP
New York, New York
March 12, 2010 (June 1, 2010 as to Note 14)

ADR Payment Information
Fees payable by ADR holders
The Bank of New York Mellon, the depositary, collects its fees for delivery and surrender of ADRs directly from investors depositing shares or surrendering ADRs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors, including in connection with the payment of dividends, by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADRs (or portion of 100 ADRs)	•	Issuance of ADRs, including issuances resulting from a distribution of shares or rights or other property

	•	Cancellation of ADRs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADR (or portion thereof). The current per ADR fee to be charged for an interim dividend is $0.01 per ADR and for a final dividend is $0.02 per ADR.	•	Any cash distribution to ADR registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADRs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR registered holders

Registration or transfer fees	•	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	•	Cable, telex, facsimile transmissions and delivery expenses (when expressly provided in the deposit agreement)

	•	Converting foreign currency to US dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

C-1

Fees payable by the depositary to the issuer
From 1 April 2009 to 31 December 2009, pursuant to our then-existing fee agreement with the depositary, we received $650,000 from the depositary for our standard out-of-pocket maintenance costs (including expenses arising out of annual and interim financial report delivery to holders, corporate action reporting, corporate announcement notifications, coordinating Depository Trust Company participant searches, engaging in registered holder analysis, coordinating proxy services, printing ADR certificates, distributing dividend funds and preparing and filing of US and UK tax information). As of 31 December 2009, the depositary’s obligation to pay our out-of pocket maintenance costs up to $650,000 per calendar year ceased.
We have also agreed with the depositary that it will absorb any of its out-of-pocket maintenance costs for servicing the holders of the ADRs up to $1 million per calendar year. However, any of the depositary’s out-of-pocket maintenance costs which exceed the $1 million annual aggregate limit will be reimbursed by us.
The depositary collects fees for the delivery and surrender of ADRs directly from investors depositing shares or surrendering ADRs for the purpose of withdrawal or from intermediaries acting for them. The depositary also collects fees for making distributions to investors (including on the payment of dividends by the Company) by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. As set out above, pursuant to the deposit agreement, the depositary may charge up to $0.02 per ADR in respect of dividends paid by us. We have agreed with the depositary that any dividend fee collected by it is paid to us, net of any dividend collection fee charged by it. We have agreed with the depositary that it will charge $0.01 per ADR in respect of any interim dividend and $0.02 per ADR in respect of any final dividend. As at 31 March 2010, we have received approximately $5.6 million arising out of fees charged in respect of dividends paid.

C-2

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VODAFONE GROUP PUBLIC LIMITED COMPANY (Registrant)
/s/ R E S Martin
Rosemary E S Martin
Group General Counsel and Company Secretary

Date: 2 June 2010

Index to Exhibits to Form 20-F for year ended 31 March 2010
1.1	Memorandum, as adopted on June 13, 1984 and including all amendments made on July 28, 2000, July 26, 2005 (incorporated by reference to Exhibit 1 to the Company’s Annual Report of Form 20-F for the financial year ended March 31, 2006).

1.2	Articles of Association, as adopted on June 30, 1999 and including all amendments made on July 25, 2001, July 26, 2005, July 25 2006, July 24 2007, July 29 2008 and July 28 2009 of the Company.

2.1	Indenture, dated as of February 10, 2000, between the Company and Citibank, N.A. as Trustee, including forms of debt securities (incorporated by reference to Exhibit 4(a) of Amendment No. 1 to the Company’s Registration Statement on Form F-3, dated November 24, 2000).

2.2	Agreement of Resignation, Appointment and Acceptance dated as of July 24, 2007, among the Company, Citibank N.A. and the Bank of New York (incorporated by reference to Exhibit 2.2 to the Company’s Annual Report of Form 20-F for the financial year ended March 31, 2008).

2.3	Eighth supplemental Trust Deed dated July 10, 2009, between the Company and the Law Debenture Trust Corporation p.l.c. further modifying the provisions of the Trust Deed dated July 16, 1999 relating to a €30,000,000,000 Euro Medium Term Note Programme

4.1	Agreement for US $5,525,000,000 5 year Revolving Credit Facility (subsequently increased by accession of further lenders to US$5,925,000,000), dated 24 June 2004, among the Company and various lenders, as amended and restated on 24 June 2005 by a Supplemental Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006)

4.2	Lender Accession Agreement with Merrill Lynch International Bank Limited, effective as of May 8, 2007 (incorporated by reference to Exhibit 4.2 of the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2007).

4.3	Agreement for US$4,675,000,000 7 year Revolving Credit Facility (subsequently increased by accession of further lenders to US$5,025,000,000), dated June 24, 2005, among the Company and various lenders, (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006)

4.4	Lender Accession Agreement with Merrill Lynch International Bank Limited, effective as of May 8, 2007 (incorporated by reference to Exhibit 4.4 of the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2007).

4.5	Vodafone Group Long Term Incentive Plan (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.6	Vodafone Group Short Term Incentive Plan (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.7	Vodafone Group 1999 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.8	Vodafone Group 1998 Company Share Option Scheme (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.9	Vodafone Group 1998 Executive Share Option Scheme (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.10	Vodafone Group 2005 Global Incentive Plan (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006).

4.11	Service Contract of Andrew Halford (incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006).

4.12	Agreement for Services for Sir John Bond (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2007).

4.13	Letter of Appointment of Dr. John Buchanan (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2003).

4.14	Letter of Appointment of Anne Lauvergeon (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006).

4.15	Letter of Appointment of Luc Vandevelde (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2004).

4.16	Letter of Appointment of Anthony Watson (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006).

4.17	Letter of Appointment of Philip Yea (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report for the financial year ended March 31, 2006).

4.18	Service contract of Vittorio Colao (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2009).

4.19	Letter of appointment of Alan Jebson (incorporated by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2007).

4.20	Letter of appointment of Nick Land (incorporated by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2007).

4.21	Letter of appointment of Simon Murray (incorporated by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2008).

4.22	Letter of Appointment of Sam Jonah (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2009).

4.23	Service contract of Michel Combes (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2009).

4.24	Service contract of Stephen Pusey (incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2009).

4.25	Letter of indemnification for Andy Halford

4.26	Letter of indemnification for Michel Combes

4.27	Letter of indemnification for Steve Pusey

4.28	Letter of indemnification for Dr. John Buchanan

4.29	Letter of indemnification for Philip Yea

4.30	Letter of indemnification for Luc Vandevelde

4.31	Agreement for US$4,315,000,000 3 year Revolving Credit Facility dated 29 July 2008 among the Company and various lenders. (incorporated by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2009)

4.32	Notice of cancellation dated 28 July 2008 in respect of the US$5,525,000,000 Revolving Credit Facility dated 24 June 2004 (as amended and restated by a Supplemental Agreement dated 24 June 2005). (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2009)

7.	Computation of ratio of earnings to fixed charges for the years ended March 31, 2010, 2009, 2008, 2007, and 2006.

8.	The list of the Company’s subsidiaries is incorporated by reference to note 12 to the Consolidated Financial Statements included in the Annual Report.

12.	Rule 13a — 14(a) Certifications.

13.	Rule 13a — 14(b) Certifications. These certifications are furnished only and are not filed as part of the Annual Report on Form 20-F.

15.1	Consent letter of Deloitte LLP, London.

15.2	Consent letter of Deloitte LLP, New York.

15.3	Capitalisation and Indebtedness table.