Form 20-F
period 2011-03-31
VODAFONE GROUP PUBLIC LTD CO
filed 2011-06-17
CIK 839923

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: March 31, 2011
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

Ordinary Shares of 11 3/7 US cents each	51,577,525,830
7% Cumulative Fixed Rate Shares of £1 each	50,000
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
Yes ☐     No ☑

SCHEDULE A

Name of each exchange
Title of each class	on which registered
Ordinary shares of 11 3/7 US cents each	NASDAQ Global Select Market*
American Depositary Shares (evidenced by American Depositary Receipts) each representing ten ordinary shares	NASDAQ Global Select Market
5.00% Notes due December 2013	New York Stock Exchange
4.150% Notes due June 2014	New York Stock Exchange
5.375% Notes due January 2015	New York Stock Exchange
5% Notes due September 2015	New York Stock Exchange
3.375% Notes due November 2015	New York Stock Exchange
2.875% Notes March 2016	New York Stock Exchange
5.75% Notes March 2016	New York Stock Exchange
5.625% Notes due February 2017	New York Stock Exchange
4.625% Notes due July 2018	New York Stock Exchange
5.450% Notes due June 2019	New York Stock Exchange
4.375% Notes due March 2021	New York Stock Exchange
7.875% Notes due February 2030	New York Stock Exchange
6.25% Notes due November 2032	New York Stock Exchange
6.15% Notes due February 2037	New York Stock Exchange
*	Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Vodafone GroupAnnual Report on Form 20-FFortheyearended31 March 2011power to you

Delivering a more valuable Vodafone Group highlights for the 2011 financial year ^ A ^ ^\ I ^^ ^^ ^ ^^ L^. u^ ^^7 ^\ U^. k*^ This constitutes the annual report on Form 20-F of Vodafone Group Pic ^™ £j. ^^ ^y [j | I f^ [j [^ ^™ / I I [j | (the ‘Company’) in accordance with the requirements of the US ^^^,,^L^1 ‘ l™ ‘ ¦ •^l^1 ¦ U f tVL/l I Securities and Exchange Commission (the’SEC’) for the year ended Revenue Adjusted Operating profit Free Cash flOW 31 March 2011 and is dated l June 2011. This document contains certain 3 2% growth 31% growth 2 7% decrease information set out within the Company’s annual report in accordance with International Financial Reporting Standards (‘I FRS’) and with those parts of the UK Companies Act 2006 applicable to companies re porting ^£^7f\ Qm Q Of^P> under IFRS, dated 17 May 2011, as updated or supplemented if Jj f ^^» jy I ^J« Z/ ^^ L/ necessary. Details of events occurring subsequent to the approval of the ., ... _ . .. . . r. annual report on 17 May 2011 are summarise don page A-l. The content MODIle CUStOmerS lOtal dividends of tne Group’swebsite (www.vodafone.com) should not be considered 14.5% growth 7.1% growth to form part of this annual report on Form 20-F.

Vodafone Group Plc Annual Report 2011  1

Highlights of the year
•	Group revenue increased 3.2% to £45.9 billion with a strong result from emerging markets and signs of renewed growth in some parts of Europe.

•	Adjusted operating profit rose 3.1% to £11.8 billion, supported by a good performance from our US associate, Verizon Wireless.

•	Free cash flow of £7.0 billion, reflecting consistent levels of capital expenditure and strong working capital performance.

•	£14.2 billion expected to be raised from agreed disposals of interests in China Mobile (China), SoftBank (Japan) and, after year end, SFR (France).

•	Total dividends per share of 8.90 pence, up 7.1% in line with our dividend per share growth target. £6.8 billion committed to share buybacks.
Our new strategy
In November 2010 we unveiled an updated strategy to move us from ‘A Stronger Vodafone’ to ‘A More Valuable Vodafone’. The new strategy is composed of four main elements:
Focus on key areas of growth potential
Mobile data, emerging markets, enterprise, total communications and new services.
Deliver value and efficiency from scale
Using our size and scale to drive cost efficiencies and operational effectiveness.
Generate liquidity or free cash flow from non-controlled interests
Releasing liquidity and free cash flow from minority stakes and investments.
Apply rigorous capital discipline to investment decisions
Allocating capital to maximise shareholder value.
Find out more on pages 12 to 27

You can visit our online annual report at:
www.vodafone.com/investor

Contents

Business review#
2	About us
4	Vodafone at a glance
6	Chairman’s statement
8	Mobile telecommunications industry
10	Chief Executive’s review
12	Strategy in action
28	Key market review
30	Sustainable business
32	People

Performance#
34	Operating results
44	Guidance
45	Principal risk factors and uncertainties
47	Financial position and resources

Governance#
52	Board of directors and Group management
55	Corporate governance
62	Directors’ remuneration

Financials
74	Contents
75	Directors’ statement of responsibility#
76	Audit report on internal controls
77	Critical accounting estimates
79	Audit report on the consolidated financial statements
80	Consolidated financial statements

Additional information
132	Shareholder information#
139	History and development#
140	Regulation#
143	Non-GAAP information#
146	Form 20-F cross reference guide
148	Forward-looking statements
149	Definition of terms
151	Selected financial data
Exhibit 1.1
Exhibit 4.2
Exhibit 4.3
Exhibit 4.4
Exhibit 4.6
Exhibit 4.7
Exhibit 4.8
Exhibit 4.35
Exhibit 4.36
Exhibit 7
Exhibit 12
Exhibit 13
Exhibit 15.1
Exhibit 15.2
#   These sections make up the directors’ report
The terms ‘Vodafone’, the ‘Group’, ‘we’, ‘our’ and ‘us’ refer to the Company and, as applicable, its subsidiaries and/or interests in joint ventures and associates.
Unless otherwise stated references: to ‘year’ or ‘2011’ mean the financial year ended 31 March 2011; to ‘2010’ or ‘previous year’ mean the financial year ended 31 March 2010; to the ‘third quarter’, ‘previous quarter’ or ‘Q3’ are to the quarter ended 31 December 2010; and to the ‘fourth quarter’ or ‘Q4’ are to the quarter ended 31 March 2011.
All amounts marked with an ‘(*)’ represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates.
Definitions of terms used throughout the report can be found on page 149.
This report is dated 17 June 2011.

2 Vodafone Group Pic Annual Report 2011
About us

A business intent on meeting all our customers’ communication needs Technologies and resources The latest technologies offering our best customer experience Network infrastructure We have one of the Largest mobile foot prints in the world with more than 224,000 base station sites. During the year our networks carried around 850 billion minutes of voice traffic (equivalent to 208 minutes per month, per customer) and 161 peta bytes of data equivalent to downloading over 1,400 three minute video clips every second. Network performance We continue to invest around £6 billion a year to maintain leadership of our networks. Tests show that in the Europe region, Vodacom and Egypt, Vodafone offers peak user data downlink speeds which are on average 40% faster than our best competitors. Research and development (‘R&D’) We drive innovation through new technologies and enhancements to existing capabilities. This yearR&Dexpenditureamounted to £287 million. Customer support technologies Our billing and customer relationship management systems are being enhanced to enable our customers to manage a single account, with a single bill, for multiple devices or for several people. Customer service We are redesigning and improving our customer care, retail presence and online service to ensure that customers get the best data experience with Vodafone. Licences and spectrum Licences and spectrum enable us to deliver fixed and mobile communications services in certain markets. During the year we acquired additional licences and spectrum in several markets, including India for third generation C3G0 services and Germany for the provision of fourth generation C4G’) or’LTE’ services, to enhance the speed, coverage and quality of voice and data services in those markets. Strategic agreements We work closely with some of the world’s leading companies to deliver innovative products and services to our customers. Our agreement swith Samsung, Google®, Microsoft®, HTC and others have enabled us to be first to market with cutting-edge smart devices. We now distribute the Apple iPad in the UK and to our enterprise customers in Europe. For enterprise customers, in partnership with Microsoft we provide the Microsoft Online suite which provides hosted email, conferencing and collaboration services. In conjunction with RIM® and Nokia, Vodafone customers using smartphones will be able to securely pay for applications via their Vodafone bill. Brand According to Brand Finance pic, the Vodafone brand has risen to become the fifth most valuable brand in the world. In the 2010 calendar year we renewed our title partnership with the Vodafone McLaren Mercedes Formula One team. It has been a strong year for the sponsorship with increased television viewing figures and a greater exposure. People We employed approximately 83,900 people worldwide during the year, compared to 85,000 the previous year. Employees by activity (%)

Business review

Vodafone Group Plc Annual Report 2011 3

Online
The internet has also become an increasingly powerful and cost-effective distribution channel. 51% of our European contract customers receive their bills online.

Distribution

a broad range of customers from individuals on either prepaid or contract price plans to enterprise customers ranging from small and medium sized businesses to larger domestic and multinational companies. Our customers' needs are evolving with increasing demand for multi-product offers which combine mobile and fixed broadband solutions with traditional voice and SMS services.

Customers segments (%)

12
79
9
Consumer contract
Consumer prepaid
Enterprise

Services

Services
Services to meet all our customers' needs

Voice
We are one of the largest carriers of mobile voice traffic in the world providing domestic, international and roaming voice services to more than 370 million customers.

Messaging
Our networks sent and received over 292 billion text, picture, music and video messages this year.

Data
More than 75 million customers buy our mobile data services which allow access to the internet, email and applications on their phones, tablets, laptops and netbooks.

Fixed line
Over six million customers use our fixed broadband services in 13 markets to meet their total communications needs. In addition, through Gateway, we provide wholesale carrier services to more than 40 African countries.

Other service revenue
This includes business managed services, such as secure remote network access, and revenue from mobile virtual network operators generated from selling access to our network at the wholesale level.

Service revenue by type (%)

64
12
12
8
4
Voice
Messaging
Data
Fixed Line
Other

Devices

Distribution A broad range of channels through which customers can access our services and products Direct channels We directly own and manage about 2,200 stores around the world and we also havearound 10,300 Vodafone-branded stores run through franchise and exclusive deaLerarrangements. In most of our Local markets sales forces also sell direct to enterprise customers. Vodafone Group Pic Annual Report 2011 3 Indirect channels The level of indirect distribution varies between markets and may include using third party service providers, independent dealers, distributors and retailers. Online The internet has also become an increasingly powerfuland cost-effective distribution channel. 51% of ou r Europea n contract customers receive their bills online. Services Services to meet all our customers’ needs Voice We are one of the largest carriers of mobile voice traffic in the world providing domestic, intemationaland roamingvoice services to more than 370 million customers. Messaging Our networks sent and received over 292 billion text, picture, musicand video messagesthisyear. Data More than 75 million customers buy our mobile data services which allowaccess to the internet, emailand applications on their phones, tablets, laptops and netbooks. Fixed line Over six million customers use ourfixed broadband services in 13 markets to meet theirtotal communications needs. In addition, through Gateway, we provide wholesale carrier services to more than 40 African countries. Other service revenue This includes business managed services, such assecure remote networkaccess,and revenue from mobile virtual networkoperators generated from selling access to our networkat the wholesale level. Service revenue by type (%) Devices Ensuring that our services are available through multiple platforms Smartphones and tablets These have advanced capabilities including access to email, the internet and mobile applications such as Google Maps™ and Facebook. Smartphones nowaccountfor 19% of the total number of phones used by ourcustomers in Europe. We now supply the iPhone in 19 markets. Vodafone branded handsets We are making Vodafone designed handsets available to mass market audiences while offering differentiated experiences. During the year 14 new handsets were released under our own brandand we shipped 5.8 million. Other connected devices In addition to handsets, we supply a range of innovative connected smart devices. During the year we launched our first ever USB stick based on 4G/LTE technology and Vodafone WebBox which enables customers to connectto the internet using existing television sets by simply plugging in a keyboard with an embedded mobile SIM. 4G/LTE mobile broadband USB stick The Samsung GT-B3740, is our first ever 4G/LTE network device which enables customers to experience super-fast mobile broadband.

4 VodafoneGroup Pic Annual Report 2011
Vodafone at a glance

We are one of the world’s largest mobile communications companies by revenue Basestation VodafoneM-Pesa We are leaders in data networks with over 66,000 3G sites delivering Over 20 million people, mainly in emerging markets, use this service to high speed mobile broadband capability. send and receive money using their mobile phones. More on page 20. Partner markets Partner markets extend our reach outside our equity investments by entering into a partnership agreement with a Local mobile operator, enabling a range of our global products and services to be marketed in that operator’s territory. Under the terms of these partner market agreements we cooperate with our partners in the development and marketing of certain servicesand products.These partnerships create additional revenue through fees paid by the partners for access to VodafoneGroup products, servicesand our brand portfolio without the need for equity investment. As part of the agreement for the sale of Vodafone’s interest in SFR to Vivendi, we have entered intoan agreement with SFR which will continue our commercial cooperation and willallowus to continue to deliver cross-border services to customers across the major markets of western Europe. Over 40 Partner markets

Business review

Vodafone Group Plc Annual Report 2011 5

Europe

Our mobile subsidiaries and joint venture in Europe operate under the brand name 'Vodafone' and our major fixed line businesses operate as 'Vodafone' or in the case of Italy as 'TeleTu' or in Spain as 'Tele2'.

Africa, Middle East and Asia Pacific ('AMAP')

	Europe	AMAP
Revenue(1)	2.5% decrease £32.0bn (2010: £32.8bn)	20.0% growth £13.3bn (2010: £11.1bn)
Adjusted operating profit(1)	9.8% decrease £5.7bn (2010: £6.4bn)	55.5% growth £1.3bn (2010: £0.8bn)
Capital expenditure(1)	stable £3.7bn (2010: £3.7bn)	6.2% growth £2.2bn (2010: £2.1bn)
Operating free cash flow(1)	9.2% decrease £7.5bn (2010: £8.2bn)	53.7% growth £2.4bn (2010: £1.6bn)

Mobile customers by market(2)

Europe	Millions
Germany	36.7
Italy	23.4
UK	19.1
Spain	17.3
Turkey	16.8
Romania	9.2
Portugal	6.1
Netherlands	5.0
Greece	3.9
Czech Republic	3.2
Hungary	2.7
Ireland	2.2
Albania	1.6
Malta	0.2
Total	**147.4**

AMAP	Millions
India	134.6
Vodacom	43.5
Egypt	31.8
Australia	3.6
Ghana	3.0
New Zealand	2.5
Qatar	0.8
Fiji	0.3
Total	**220.1**

Vodacom consists of:	
South Africa	26.5
Tanzania	8.9
Democratic Republic of Congo	4.2
Mozambique	3.1
Lesotho	0.8

Notes:
(1) The sum of these amounts do not equal Group totals due to Non-Controlled Interests and Common Functions and intercompany eliminations.
(2) Controlled and jointly controlled businesses. Excludes 3.4 million customers representing the Group's share of customers in our Polish joint venture Polkomtel which is in our Non-Controlled Interests and Common Functions segment.

Non-Controlled Interests and Common Functions

Non-Controlled Interests are businesses in which we have an equity interest but do not have management control. We aim to maximise the value of these interests either by generating liquidity or increasing free cash flow. During the year we sold our interests in China Mobile and SoftBank and in April 2011 we announced an agreement to sell our 44% interest in SFR.

Business	Country	Ownership at 31 March 2011
Verizon Wireless	US	45.0%
SFR	France	44.0%(1)
Polkomtel	Poland	24.4%
Bharti Airtel	India	4.4%(2)
China Mobile	China	Sold(3)
SoftBank	Japan	Sold(4)

£7.4bn
Agreed proceeds from the sale of Non-Controlled Interests

Vodafone Group Pic Annual Report 2011 5 Our mobile subsidiariesand joint venture Our subsidiariesand joint ventures in AMAP in Europe operate underthe brand name operate underthe’Vodafone’ brand, or in the ‘Vodafone’ and our major fixed Line businesses case of Vodacom and its mobile subsidiaries, operate as’Vodafone’or in the case of Italy as’Vodacom’and’Gateway’brands. In India as ‘TeleTu’ or in Spain as Tele2’. we operate as ‘Vodafone Essar’. Our associate in Kenya operates as ‘Safaricom’. 2.5% decrease 20.0% growth Revenue™ £32.0t>n (2010:£32.8bn) (2010:£11.1bn) 9.8% decrease 55.5% growth Adjusted operating profit(1) £5.7bn £1.3bn (2010:£6.4bn) (2010:£0.8bn) stable 6.2% growth Capital expenditure"' £3.7bn £2.2bn (2010:£3.7bn) (2010:£2.1bn) 9.2% decrease 53.7% growth Operating free cash flow(1) £7.5bn £2.4bn (2010:£8.2bn) (2010:£1.6bn) Mobile customers by market(2) MiLLions . MiLLi°ns Germany 36.7 India 134.6 Italy 23.4 Vodacom 43.5 UK 19.1 Egypt 31.8 Spain 17.3 Australia 3.6 Turkey 16.8 Ghana 3.0 Romania 9.2 New Zealand 2.5 Portugal 6.1 Qatar 0.8 Netherlands 5.0 Fiji 0.3 Greece 3.9 Total 220.1 Czech Republic 3.2 Notes: -— —y^— Vodacom consists of: (DThesumoftheseamountsdonotequaLGrouptotaLsdue ^—±- ’ SouthAfrica 26 5 to Non-Controlled Interests and Common Functions and Ireland 2.2 —: r~r . —:— ~tt~ Tanzania 8.9 ntercompanyelimmations. Albania 1 6 (2) Controlled and jointly controlled businesses. Excludes M ^— —^~ Democratic Republic of Congo 4.2 3.4millioncustomersrepresentingtheGroup’sshareof —‘- Mozambique 3.1 customers inour Polish jointventure Polkomtel which Total 147.4 Lesotho 0~8 s in our Non-Controlled Interests and Common Functions segment. n addition to the above, our associate Safaricom had 6.9 million mobile customers based on our percentage ownership. Non-Controlledlnterestsarebusinessesin Business Country Ownership at 51 Ma rch 2011 C~7 AY\r\ which we have an equity interest but do not Verizon Wireless US 45.0% t/iTUl havemanagementcontrol.Weaimtomaximise Agreed proceeds cpD Franrp AA O0/^ thevalueoftheseinterestseitherbygenerating r^J name HH,U^° fromthesaleof liquidityorincreasingfreecashflow.Duringthe Polkomtel Poland 24.4% Non-Controlled yearwesoldourinterestsinChinaMobileand ,,,- .., 4.,,, ... . .Ma “ Interests i. ,^ , .. . .,_,,,,., . BhartiAirtel India 4.4%u’ SoftBankandmApnl2011 weannouncedan agreementtosellour44%interestinSFR. China Mobile China Sold’5‘ SoftBank Japan SoldM> Common Functions primarily represent the resultsofthe partner marketsand the net result Notes: ofunallOCatedcentralGroupCOStS. (1) SaleannouncedinApril2011. (2) Indirect interest. (3) We previously held a 3.2% interest in China Mobile Limited. (4) Our interests previously included loan notes and receivables issued by SoftBank.

6 Vodafone Group Plc Annual Report 2011

Chairman's statement

"I leave Vodafone with huge optimism for its future"

Dividend per share (pence)

7.77
8.31
8.90
2009
2010
2011

Improving operational performance

Within this context, the Group has performed well. We achieved organic service revenue growth of 2.1%[(*)], a significant change in momentum from last year's 1.6%[(*)] decline.

Delivering value from non-controlled interests

Increasing shareholder returns

This time last year the Board put in place a target to grow total dividends per share by at least 7% per annum over the following three years, and I am pleased to announce a 7.1% increase in the final dividend for the March 2011 year, giving a total payout for the year of 8.90 pence.

Tax policy

Our people

The Vodafone Foundation

We have continued to fund the good work of the Vodafone Foundation. Through the Vodafone Foundation and our network of national affiliate foundations we support communities and societies in the countries in which we operate. In this financial year we invested a total of £50 million in foundation programmes and social causes.

Our Mobiles for Good programme, combining our technology with our giving, saw the launch of Instant Network, a partnership with Telecoms Sans Frontieres which enables a network to be deployed from three suitcases, covering 10 sq km for usage of up to 12,000 people. Field trials are currently underway.

6 VodafoneGroup Pic Annual Report 2011
Chairman’s statement

“lleaveVodafone Dividend per share (pence) with huge optimism ^^^ ^^H ^^h for its future” 2009 2010 2011 Improving operational performance shareholder return for the year was 23%, compared to 8% for After the macroeconomic shocks of the previous financial theFTSE100. year and the business challenges that accompanied them, our overall operating environment did not deteriorate further Tax policy during theyear. Most markets saw economic growth recover, During the year, the Group has been involved in two high although southern Europe remained weaker. profile tax cases in the UK and India. Our tax policy is straightforward: we pay taxes that are due in the countries Within this context, the Group has performed well. Weachieved where we make profits or record capital gains in line with the organic service revenue growth of 2.1%<*>, a significant change prevailing legislation of those jurisdictions, in momentum from last year’s 1.6%(,) decline. Our people Our adjusted operating profit was up 3.1% at £11.8 billion, I am proud to say every year that our people all around the reflecting a stable performance in our controlled operations world are absolutely committed to serving our customers and strong growth in the contribution from Verizon Wireless, and are often the difference between Vodafone and our our US associate. competitors. However, this year I must highlight the extraordinary commitment and dedication shown to Data has been the key driver of growth over the last year. Our maintaining services to customers in two of our markets customers around the world are increasingly drawn to the in extremis, experience of the mobile internet and related services. Organic data revenue growth was 26.4%<*> achieved through In Egypt, our employees risked their personal safety in a very combining increasingly disciplined pricing structures with a volatile environment to keep the network up and running at broad range of devices and a network with a deserved a time when mobile communication was more important reputation for market-leading speed and reliability. than ever, keeping the voice network outage to less than 24 hours. We have continued to make substantial investments in our infrastructure to maintain our advantage over our peers, with a In New Zealand, our people responded magnificently to the total capital expenditure outlay of £6.2 billion during the year, earthquake that devastated Christchurch in February 2011. The Group, however, remains highly cash generative, with free They ensured network coverage was maintained 24 hours a cash flowfortheyeartotalling £7.0 billion. day despite major power outages and structural damage, and managed unprecedented levels of demand as the mobile Delivering value from non-controlled interests phone became the primary means of communication for the The Board remains committed to achieving full value from people of Christchurch and the rescue services. The team the non-controlled interests within the Group. This has been worked around the clock to ensure the safety of our own staff an ongoing process, starting with the disposals of our and to provide temporary stores and subsidised packages to interests in Belgacom and Swisscom five years ago, but support customers’communications needs, inevitably pausing during the financial crisis when asset prices were depressed. During the year, we successfully The Vodafone Foundation disposed of our holdings in China Mobile Limited and We have continued to fund the good work of the Vodafone SoftBank, generating proceeds of £7.4 billion. Just after the Foundation. Through the Vodafone Foundation and our year end, we were pleased to announce the sale of our 44% network of national affi liate foundations we support interestinSFR.thenumbertwomobileoperatorinFrance. communities and societies in the countries in which we operate. In this financialyear we invested a total of £50 million Increasing shareholder returns in foundation programmesand social causes. This time last year the Board put in place a target to growtotal dividends per share by at least 7% per annum over the Our World of Difference programme is now in 20 countries following three years, and I am pleased to announce a 7.1% and has so far enabled 1,500 people to take paid time to work increaseinthefinaldividendfortheMarch2011 year.givinga for a charitable purpose of their choice in their own total payout for theyear of 8.90 pence. community or in a developing country. In addition, from the proceeds from our portfolio Our Mobiles for Good programme, combining our rationalisation, we have committed £6.8 billion to share technology with our giving, saw the launch of Instant buyback programmes. Combined with the dividend, this Network, a partnership with Telecoms Sans Frontieres which takes total committed shareholder returns during the year enables a network to be deployed from three suitcases, to £15.7 billion, or 17% of our market capitalisation at covering10sqkmforusageofupto12,000people.Fieldtrials 31 March 2011. Including share price appreciation, our total are currently underway.

Business review

Vodafone Group Plc Annual Report 2011 7

+23%
Vodafone total shareholder return
(2011 financial year)

+8%
FTSE 100 total shareholder return
(2011 financial year)

Vodafone share price vs FTSE 100

Vodafone (share price in pence)
FTSE 100 index
200
180
160
140
120
7000
6250
5500
4750
4000
5745
5163
5397
5593
5645
5958
6010
152
139
151
159
165
177
179
1 Apr 10
1 Jun 10
1 Aug 10
1 Oct 10
1 Dec 10
1 Feb 11
1 Apr 11

Across the Group we continue to promote text giving, enabling our customers to give money simply and free of charge to support charitable appeals following disasters. Using this platform we raised over NZ$1.3 million for the Red Cross to support the people of Christchurch.

The Board

After five years as Chairman I am retiring from the Board at the AGM in July. It has been a privilege to chair a Board of such diverse and rich experience, and to help steer the Group through the challenges of a dynamic industry and an uncertain economic environment.

As a Board, our goal has always been to make the right decisions based on the long-term opportunities for the business. As a result, we now have an established presence in a number of emerging markets that offer attractive potential for sustained growth; and our commitment to maintaining investment throughout the economic cycle means we have mobile networks that lead the industry for speed and reliability. This will be crucial as customers' expectations grow in line with their data usage.

I am delighted to welcome Gerard Kleisterlee as Vodafone's new Chairman. As CEO of Philips, Gerard spent ten successful years at the helm of an international consumer technology business, and the Group is certain to make continued good progress under his stewardship. I wish him, and the Group, all the best for the future.

Sir John Bond
Chairman

Vodafone Group Pic Annual Report 2011 7 Vodafone total shareholder return (2011 financialyear) FTSE100 total shareholder return (2011 financialyear) Vodafone share price vs FTSE 100 — Vodafone (share price in pence) — FTSE 100 index 200 7000 180 xl!L~*y fcA. ^! 625° 120 ™ 4000 1 Apr 10 1 Jun 10 1 Aug 10 1 Oct 10 1 Dec 10 1 Feb 11 1 Apr 1’ Acrossthe Group we continue to promote text giving, enabling mobile networksthatlead the industryforspeedand reliability, our customers to give money simply and free of charge Thiswillbecrucialascustomers’expectationsgrowinlinewith to support charitable appeals following disasters. Using this their data usage, platform we raised over NZ$1.3 million for the Red Cross to supportthepeopleofChristchurch. Furthermore, we have continually assessed the risks and opportunities of having capital deployed in some of our The Board non-controlled interests. This is particularly true of Verizon During the year the Board appointed Renee James as a Wireless, from which we have not received a dividend (other non-executive director. Renee is Senior Vice President and than tax related dividend receipts) for six years. It would General Manager of the Software and Services Group for arguably have been easier to sell our stake along the way, but Intel Corporation. She joined the Board in January 2011 and it our decision to remain invested has been strongly vindicated is clear that her industry knowledge and expertise will make by its exceptional operating performance and strong cash a strong contribution to the Group through another period generation,whichhaveledtoasignificantincreaseinthevalue of rapid technological change. of the asset. The Board welcomed the publication in February of the Our approach has led to strong returns to shareholders over Davies Review on Women on Boards and, in line with its the last five years. Total shareholder return since July 2006 recommendations, it is our aspiration to have a minimum has been 85%, compared to 22% for the FTSE 100 and 6% for of 25% female representation on the Board by 2015. The theMSCIGlobalTelecoms Index. Financial Reporting Council is currently consulting on changes to the UK Corporate Governance Code including I am delighted to welcome Gerard Kleisterlee as Vodafone’s a recommendation that companies adopt a boardroom new Chairman. As CEO of Philips, Gerard spent ten successful diversity policy; we expect to comply with any such years at the helm of an international consumer technology recommendation. The Board recognises the importance of business, and the Group is certain to make continued good gender balance throughout the Group and continues to progress under his stewardship. I wish him, and the Group, all support our CEO, Vittorio Colao, in his efforts to build a thebestforthefuture. diverse organisation. Further information can be found in the Corporate Governance section of this report. After five years as Chairman I am retiring from the Board at :—J the AGM in July. It has been a privilege to chaira Board of such f^~ "^5? jC diverse and rich experience, and to help steer the Group through the challenges of a dynamicindustryandan uncertain Sir John Bond economic environment. Chairman As a Board, our goal has always been to make the right decisions based on the long-term opportunities for the business. As a result, we now have an established presence in a number of emerging markets that offer attractive potential for sustained growth; and our commitment to maintaining investment throughout the economic cycle means we have

8 Vodafone Group Plc Annual Report 2011

Mobile telecommunications industry

Where the industry is now

Revenue and customers

- **The mobile industry generates around US$900 billion of annual revenue and accounts for around 1.5% of world GDP.**
- **There are 5.6 billion mobile customers which is equivalent to around 80% of the world population.**
- **Approximately 75% of mobile customers are in emerging markets such as India and China.**

Mobile services account for around 60% of telecommunications revenue with the remainder coming from fixed. Within mobile the majority of income comes from voice calls in mature markets such as Europe. However, the fastest growing revenue segment is data services such as access to the internet through laptops, tablets and smartphones.

The number of mobile customers far exceeds other forms of electronic communication. Only 1.3 billion people have fixed line telephones, 2.1 billion have access to the internet and 1.2 billion have televisions.

The mobile proportion of voice calls has increased over the last five years and now accounts for 82% of all calls made, with the remainder over fixed lines, reflecting the benefits of mobility, lower cost handsets and cheaper calling plans.

Competition and regulation

- **There are typically between three to five mobile network operators per market, although in some markets, such as India, there are considerably more.**
- **Regulators continue to seek to impose policies to lower the cost of access to mobile networks.**

The telecommunications industry is competitive with consumers having a large choice of mobile and fixed line operators from which to select services. Newer competitors, including handset manufacturers, internet companies and software providers, are also entering the market offering integrated communication services.

The combination of competition and regulatory pressures contributed to a 10% decline in the global average price per minute in the 2010 calendar year. However, price pressures are being partly offset by increased mobile usage leading to a 6% increase in mobile service revenue over the same period.

Mobile customers

March 2011: 5.6 billion (%)

19
6
15
16
18
10
16
Europe
US/Canada
India
China
Other Asia Pacific
Africa
Other

Mobile penetration

March 2011 (%)

130
103
69
65
58
Europe
US/Canada
India
China
Africa

8 VodafoneGroup Pic Annual Report 2011
Mobile telecommunications industry

An industry with 5.6 billion customers with growth driven by increasing global demand for data services and rising mobile penetration in emerging markets Revenue and customers Competition and regulation ¦ The mobile industry generates around ¦ There are typically between three to five mobile US$900 billion of annual revenue and accounts network operators per market, although in for around 1.5% of world GDP. some markets, such as India, there are ¦ There are 5.6 billion mobile customers which is considerably more. equivalent to around 80% of the world population. ¦ Regulators continue to seek to impose policies ¦ Approximately 75% of mobile customers are in to lower the cost of access to mobile networks, emerging markets such as India and China. Mobile services account for around 60% of The telecommunications industry is competitive with telecommunications revenue with the remainder coming consumers having a large choice of mobile and fixed line from fixed. Within mobile the majority of income comes operators from which to select services. Newer competitors, from voice calls in mature markets such as Europe. However, including handset manufacturers, internet companies and the fastest growing revenue segment is data services software providers, are also entering the market offering such as access to the internet through laptops, tablets integrated communication services, andsmartphones. Industry regulators continue to impose lower mobile The number of mobilecustomersfarexceedsotherformsof termination rates (the fees mobile companies charge for electronic communication. Only 1.3 billion people have calls received from other companies’networks) and lower fixed line telephones, 2.1 billion have access to the internet roaming prices. and 1.2 billion have televisions. The combination of competition and regulatory pressures The mobile proportion of voice calls has increased overthe contributed to a 10% decline in the global average price per last five years and now accounts for 82% of all calls made, minute in the 2010 calendaryear. However, price pressures are with the remainder over fixed lines, reflecting the benefits being partly offset by increased mobile usage leading to a 6% of mobility, lower cost handsetsand cheaper calling plans. increase in mobile service revenue overthesame period. Mobile customers Mobile penetration March 2011: 5.6 billion (%) March 2011 (%) The industry data on pages 8 and 9 has been sourced from Wireless Intelligence, Strategy Analytics, Merrill Lynch, Informa WCIS and CISCO.

Business review

Vodafone Group Plc Annual Report 2011 9

A multiplicity of connected devices

A growing industry
Data traffic has more than doubled year-on-year due to usage of smart connected devices and significant progress in mobile network technology.

Where the industry is going

Mobile data and networks

Today's 3G networks offer typically achieved data download speeds of up to 4 Mbps which is around 100 times faster than that delivered by 2G networks ten years ago. The industry has recently begun to deploy 4G/LTE networks which will provide typically achieved rates of up to 12 Mbps, depending on the capability of the devices and the network.

Mobile data demand is being accelerated by devices and network improvements

	2006	2010
Smartphone share of industry handset shipments (%)	8	21
Typically achieved data download speeds (Mbps)	2.2	4

Emerging markets

Market customers growth
(2010 – 2014 estimated cumulative annual growth rate) (%)
6%
7%
18%
South Africa
Egypt
India

Vodafone Group Pic Annual Report 2011 9 A growing industry ^^^^^^^^^ Data traffic has more j than doubled year- | ^^_J ‘ ^^m ff! ^_^_ on-yeardue to usage | i I ]W^ _ ^ mEmHs/St M of smart connected ‘^*™"-1^"^ JT ! [ I devices and significant I ^fc- H ^^¦¦—I progress in mobile *.-¦¦ ^^^^M ^^^^^Ktf “^t^^ .”—>. “^""^(^ Mobile data and networks Emerging markets ¦ Mobile data traffic is driving revenue growth. ¦ Mobile phone usage continues to grow rapidly. ¦ Network speeds are increasing dramatically ¦ Data represents a significant growth opportunity, because of improving technology. ¦ The pace of product innovation remains high. In 2006 data accounted for 3% of industry revenue, in 2010 Thenumberofcustomersusingmobileservicesinemerging it reached 13% and by 2014 it is expected to be 21%. Demand markets such as India and Africa has grown rapidly over is being driven by the widening range of smart connected the Last ten years, increasing by over 17 times, compared devices, such as mobile broadband sticks, smartphones and to nearly 130% in more mature markets such as Europe, tablets, greater network speeds and an increased range of The key driver of growth has been a fundamental need applications with greater functionality. Smartphone sales for communication services against a background of often grew by 66% in the 2010 calendar year, compared to a 16% low quality alternative fixed line infrastructure and strong increase in the 2009 calendar year, and are expected to economic growth, continue to grow due to lower entry prices, device innovation and attractive applications. Most of the future growth in mobile customers is expected to continue to be in emerging markets where Today’s 3G networks offer typically achieved data download mobile penetration is only around 70% compared to speeds of up to 4 Mbps which is around 100 times faster than approximately 130% in mature markets such as Europe, that delivered by 2G networks ten years ago. The industry has supported by the expectation of continued strong recently begun to deploy 4G/LTE networks which will provide economic growth, typically achieved rates of up to 12 Mbps, depending on the capabilityofthedevicesandthenetwork. Data also represents a substantial growth opportunity in emerging markets both in terms of mobile broadband and Device innovation is a key feature of our industry. Recent mobile internet services. It is being driven partly by the lack developments include femtocells which enhance customers’ of fixed line broadband infrastructure but also by locally indoor 3G signals via a fixed line broadband connection and relevant content and services in local languages, and mobile Wi-Fi devices which allow customers to share their software innovations that give customers a high-quality mobile broadband connection with others. mobile internet experience on affordable handsets. Mobile data demand is being accelerated by devices Emerging market customer growth will be driven by and network improvements rising mobile penetration and GDP growth ¦ Market customers growth 2006 2010 (2010-2014 estimated cumulative annual growth rate) (%) Smartphone share of industry handset 18% shipments (%) 8 21 ^^^^^^^^h Typically achieved data download speeds (Mbps) 2.2 4 I 6% 1A I South Africa Egypt India The industry data on pages 8 and 9 has been sourced from Wireless Intelligence, Strategy Analytics, Merrill Lynch, Informa WCIS and CISCO.

10 VodafoneGroup Pic Annual Report 2011
Chief Executive’s review

“We are gaining or holding market share in most of our major markets and are Leading our competitors in the drive to migrate customers to smartphones and data packages.” Financial review of the year Europe We have performed well this year, combining a better OrganicservicerevenueinEuropewasdown0.4%<*)duringthe operational performance with good strategic progress, year and down 0.8%<*> in Q4. This represents a good recovery Organic service revenue growth improved during the year, on last year (-3.8%)(,) and is the result of two different trends: with a strong result from emerging markets and signs of the more stable economies of northern Europe (Germany, UK, renewed growth in some parts of Europe. Netherlands) were up 2.7%<*>, while the rest of Europe was down 2.9%<*> as a result of the ongoing macroeconomic Customers have adopted data services in increasing numbers, challenges. Data revenue growth continued to be strong, but as smartphones proliferate and the tablet market begins wasoffsetbycontinuedvoicepricedeclinesandcutstomobile to take off. Our network investment is becoming a key termination rates CMTRs’). differentiator, as we are leading the migration to smartphones in most of our European operations. Through this and our Organic adjusted EBITDA for Europe was down 3.7%<*>and continued stronger commercial focus, we are growing our the adjusted EBITDA margin fell 1.7 percentage points as a market share again in most of our markets. result of the decline in revenue, ongoing competitive activity and higher commercial costs as we accelerated However, markets remain competitive and the economic smartphoneadoption, environment, particularly across southern Europe, is challenging. We continue to keep a tight rein on costs AMAP and working capital, allowing us to maintain our levels Organic service revenue growth in AMAP was 9.5%<*>, of investment while again delivering a strong free cash accelerating through the year to a level of 11.8%(*) in Q4. Our flow performance. two major businesses, India and Vodacom, reported growth of 16.2%(,) and 5.8%(,) respectively. Our performance in India has Group revenue for the year was up 3.2% to £45.9 billion, with been driven by increasing voice penetration and a more stable Group service revenue up 2.1%<*> on an organic basis and up pricingenvironment.lnSouthAfrica.Vodacomcontinuestobe 2.5%<*> in Q4. Group adjusted EBITDA margin fell 1.1 percentage highly successful in promoting data services, points, reflecting continuing weakness across southern Europe, higher growth in lower margin markets, and the Organic adjusted EBITDA was up 75%<*> with adjusted EBITDA increased investment in migrating customers to higher value margin falling 0.6 percentage points”. The two main factors smartphones.Asaresult,adjustedEBITDAfell0.4%year-on-year. behind the margin decline were the adverse impact from higher recurring licence fee costs in India and the change in Group adjusted operating profit rose 3.1% to £11.8 billion, at regional mixfrom the strong growth in India, the top end of our guidance range after allowing for currency exchange rate movements and despite the additional costs Verizon Wireless incurred by Verizon Wireless’s iPhone launch. The main Our US associate, Verizon Wireless, has continued to perform drivers were good growth in the Africa, Middle East and Asia strongly. Organic service revenue was up 5.8%(,) and adjusted Pacific region (AMAP’) and a strong performance from EBITDA was up 6.7%< *>, with good growth in customers and Verizon Wireless. strong data take-up. In Q4, Verizon Wireless launched a CDMA version of the iPhone, ending the exclusivity of its main We recorded impairment charges of £6.1 billion relating to competitor. Our share of profits from Verizon Wireless our businesses in Spain, Greece, Portugal, Italy and Ireland amounted to £4.6 billion, up 8.5%(,). which were primarily driven by higher discount rates given sharply increased interest rates. The impairment in Spain Delivering a more valuable Vodafone representedapproximatelyhalfofthetotal. In November 2010 we announced an updated strategy designed to build on the progress made during my first two Free cash flow was £7.0 billion, at the top end of our medium- years as CEO. There are four main elements to the strategy to term guidance as a result of our continued financial discipline builda more valuable Vodafone: and a strong working capital performance. Capital expenditure was £6.2 billion, broadly flat on last year and in line with our ¦ Focus on key areas of growth potential; target, as we focused on widening our data coverage and ¦ Delivervalueandefficiencyfromscale; improving network performance. ¦ Generate liquidity or free cash flowfrom non-controlled interests; and Adjusted earnings per share was 16.75 pence, up 4.0% on last ¦ Apply rigorous capital discipline to investment decisions, year, reflecting higher profitability and lower shares in issue as a result of the ongoing £2.8 billion buyback programme. I am pleased to say that we are making good progress in The Board is recommending a final dividend per share of each area. 6.05 pence, to give total dividends per share for the year of 8.90 pence, up 71%year-on-year.

VodafoneGroup Pic Annual Report 2011 11 Group organic service revenue growth (%) 2.1 ( (0.3) | ^^A M S ¦ fc M ‘, 2009 2010 2011 M / / ¦ Focus on five key areas of growth potential shareholder, for £6.8 billion. These three transactions Mobile data: data revenue was up 26.4%<*> year-on-year to crystallisedsignificantvalueforshareholders.with£6.8 billion £5.1 billion, and now represents 12.0% of Group service of proceeds being committed to share buyback programmes. revenue. We have continued to increase the penetration of smartphones into our customer base as these are a key driver Applying rigorous capital discipline of data adoption. to investment decisions We continue to apply capital discipline to our investment Network quality is absolutely central to our data strategy and decisions. We apply rigorous commercial analysis and we have made further significant investments over the last demanding hurdle rates to ensure that any investment or 12monthstoimprovethespeedandreliabilityofourcoverage. corporate activity will enhance shareholder returns. We will Based on third party tests performed in 16 of our main 3G continue to undertake regular reviews of Vodafone’s entire markets, we rankfirstfor overall data performancein 13 markets, portfolio to ensure thatwe optimise value for shareholders. Enterprise: revenue in the overall European enterprise Prospects for 2012 financial year segment was up 0.5%<*> year-on-year and represented 29.5% We enter the new financial year in a strong position. We are of our European service revenue. Within this, Vodafone Global gaining or holding market share in most of our major markets, Enterprise, which serves our multinational customers, and are leading our competitors in the drive to migrate delivered revenue growth of around 8%<*> thanks to some customers to smartphones and data packages. We will important customer wins and increased penetration of continue to focus on our key growth areas of data, enterprise existing customer accounts. This market offers attractive and emerging markets, while maintaining investment in growth opportunities, as multinationals and smaller networkqualityandthedevelopmentofnewservices. companies alike look not only to manage costs but also to move to converged platforms and improve mobile However, we continue to face challenging macroeconomic connectivityfortheirworkforces. conditions across our southern European footprint, and we expect further regulated cuts to mobile termination rates to Emerging markets: the Group has an attractive level of have a negative impact of about 2.5 percentage points on exposure to emerging markets where penetration is lower service revenue growth in the 2012 financialyear. and GDP growth higher than in the more mature markets of western Europe. The Group adjusted EBITDA margin is expected to continue to decline, albeit at a lower rate than in the 2011 financial year. Total communications: we continue to develop our fixed The main driver is the persistent revenue decline in some of Linecapabilitiestomeetourcustomers’total communications our southern European operations, needs beyond mobile connectivity. Revenue from our fixed Lineoperationsamountedto£3.4billion,up5.2%<*)year-on-year. Adjusted operating profit is expected to be in the range of £11.0 billion to £11.8 billion, reflecting the loss of our New services: machine-to-machine platforms CM2M’), £0.5billionshareofprofitsfromSFRasaresultofthedisposal mobile financial services and near-field communications, ofour44%interest. among other new services, all offer potential for incremental growth. During the year we made good progress in our Free cash flow is expec ted to be in the range of £6.0 to M2M business and continued the growth and expansion of £6.5 billion, reflecting continued strong cash generation our mobile money transfer platform, which now has over offset by the £0.3 billion reduction in dividends from SFR and 20 million customersand is currently being trialled in India. China Mobile Limited in the 2012 financial year, and the more limited working capitalimprovementsavailablegoingforward. Deliver value and efficiency from scale Capital expenditure is expected to be at a similar level to last The current composition of the Group has enabled us to yearonaconstantcurrencybasis. increase efficiency and achieve favourable comparable cost positionsinmanymarkets.Duringtheyearwealsoestablished We are well positioned to continue to deliver value to a more formal relationship with Verizon to leverage our shareholders through the achievement of our medium-term purchasing poweracrossa wide range of suppliers. targets for revenue, free cash flow and dividend growth; our commitment to investment in profitable growth areas; and our Generate liquidity or free cash flow from clear capital discipline. non-controlled interests ¦ t / , Duringtheyearweagreeddisposalsofour3.2%stakeinChina . 7/ Mobile Limited and our SoftBank interests for a total cash V^J^_ t/V consideration of £7.4 billion. Subsequent to the year end, ‘**•” we announced the sale of our44% holding in SFR, the number Vittorio Colao two mobile operator in France, to Vivendi, the majority Chief Executive

12 **Vodafone Group Plc** Annual Report 2011

Strategy in action

"Our new strategy is delivering a more valuable Vodafone"

Our strategic goals

Focus on key areas of growth potential

More on pages 14 to 24

- mobile data: accelerate mobile data growth opportunity;
- emerging markets: increase mobile penetration and data adoption;
- enterprise: selectively expand growth segments;
- total communications: continue to develop the adoption of converged fixed and mobile services; and
- new services: expand into new growth areas including machine-to-machine and financial services.

Deliver value and efficiency from scale

More on page 25

We will continue to drive benefit from the Group's scale advantage and maintain our focus on cost. We have favourable cost positions in many markets and intend to generate further significant savings from technology standardisation, off-shoring, outsourcing and platform sharing.

More on page 26

We will seek to maximise the value of non-controlled interests either through generating liquidity or increasing free cash flow in order to fund profitable investment and enhance shareholder returns.

Apply rigorous capital discipline to investment decisions

More on page 27

12 Vodafone Group Pic Annual Report 2011
Strategy in action

“Our new strategy is delivering a more valuable Vodafone” Focus on key areas we aim to deliver organic service revenue growth of 1 -4% per ^^^frf^k of arowth DOtentiaL yearuntiltheyearending31March2014.Weseefivekeyareas \ r ^^^l of growth potential: ,,.v^^^ -i £^*m. .L More on pages 14 to 24 ... ... .. r. M;^ *V !Bkrw ¦ mobile data: accelerate mobile data growth opportunity; .^Pf^ ¦ ¦ emerging markets: increase mobile penetration and data adoption; M^^ . ^^k ^^rM. ¦ enterprise: selectively expand growth segments; p«i ’’Q Mlm-’Wi ¦ total communications: continue to develop the adoption **^jB -^ of converged fixed and mobile services; and *9 ¦ new services: expand into new growth areas including Br Jk machine-to-machine and financial services. ** ~P ,ifr, v- Deliver value and We will continue to drive benefit from the Group’s scale -jpP^ *A.ffiB P9^* efficiencvfrom ^cale advantage and maintain ourfocus on cost.We have favourable ^m^ fl^B^l Pt costpositionsinmanymarketsandintendtogeneratefurther tjp, ‘^Wlw u ,r significantsavingsfromtechnologystandardisation, t^ T{, p 3 off-shoring, outsourcingand platform sharing. kh G e ne rate liq u id ity We will seekto maximise the value of non-controlled interests . — _^h or frPP ra«;h flow eitherthroughgeneratingliquidityorincreasingfreecash ^"^^*” ¦ lAli^B flowinordertofundprofitableinvestmentandenhance ™^™ from non-controlled shareholder returns. =ScABmk pius1-” interests More on page 26 ^B ¦ Apply rigOrOUS Wewillcontinuetoapplycapitaldisciplinetoourinvestment _^ifl ranital di«;rinlinP decisionsthroughrigorouscommercialanalysisand .\^ If \ ^ demandinginvestmentcriteriatoensureanyinvestment _^_ tO investment in existing businessesoracquisitionswillenhancevalue ¦V^ decisions for shareholders. p^p^S^I ., __ We aim to maintain our low single A long-term credit rating. ^^^r-# More on page 27 a a 3 lew. Notes: (1) See “Principal risk factors and uncertainties” on pages 45 to 46 for more details on the risks (2) Organic growth which presents performance on a comparable basis, both in terms facing our business and “Corporate governance — Risk management and Risk mitigation” of merger and acquisition activity and foreign exchange rates, on page 59 for detail on how we manage and mitigate risk. (3) India, Vodacom, Egypt, Turkey, Ghana, Qatar, and Fiji.

Business review

Vodafone Group Plc Annual Report 2011 13

Our business in India has grown from 28 million customers at the time of acquisition in May 2007 to become our largest market with over 134 million customers at 31 March 2011.

Business drivers

The following are some of our principal business drivers which may influence our performance[1]

How we measure our progress

- competition;
- regulatory decisions and legislation on mobile termination rates, international roaming charges and the availability and cost of spectrum; and
- changes in macroeconomic conditions.

Key revenue performance indicators[2]

	2009	2010	2011
Service revenue growth	(0.3)%	(1.6)%	2.1%
Data revenue growth	25.9%	19.3%	26.4%
Emerging markets service revenue growth[3]	6.4%[4]	7.9%	11.8%
Europe enterprise service revenue growth	–[5]	(4.8)%	0.5%
Fixed line revenue growth	2.1%	7.9%	5.2%

The net savings from our cost efficiency programmes may be impacted by inflationary pressures and the volume of traffic on our networks which can affect our operating costs. Net savings will be used either to invest in commercial activities or respond to competitor activity or retained for margin enhancement.

Organic European operating expenses (£bn)

4.1
3.9
3.7
2009
2010
2011

In those businesses in which we have a non-controlling interest, matters such as the timing and amount of cash distribution may require the consent of our partners which can influence the level of free cash flow we receive from that business.

Dividends and sale proceeds from non-controlled interests (£bn)

- Dividend income from non-controlled interests[6]
- Cash received from the sale of non-controlled interests[7]

5.9
0.4
0.5
0.5
2009
2010
2011

The cost of financing investment and hence the return on investment may be influenced by changes in credit markets or our credit ratings.

Return to shareholders (£bn)

- Dividends paid
- Share buybacks

£15.7bn

Total returns to shareholders over the last three years.

1.0
4.0
4.1
2.1
4.5
2009
2010
2011

Vodafone Group Pic Annual Report 2011 13 Our business in India has grown from 28 million f customers at the time of 73^ ” ^^-^^k. acquisition in May 2007 | ^B^ ( to become our largest Jjj Is -v marketwith over ^^ c^ 134 million customers ^K .-¦ at 31 March / JIHV ¦TTW^fi JP|?<T .’\S> H^M A number of factors may impact the prices Key revenue performance indicators121 we charge and therefore the revenue we 2009 2010 2011 receive including: Service revenue growth (0.3)% (1.6)% 2.1% ¦ competition; Data revenue growth 25.9% 19.3% 26.4% ¦ regulatory decisions and Legislation on Emerging markets service revenue growth13‘ 6.4%M> 7.9% 11.8% mobile termination rates, international ~ : : ; ~ ., ,,.,,, ttt; m,m;nn ,h,,^ ,n^ *« ^«ii,wiih, Europe enterprise service revenue growth -l5) (4.8)% 0.5% roaming charges and the availability 1 _ f and cost of spectrum; and Fixed line revenue growth 2.1% 7.9% 5.2% ¦ changes in macroeconomic conditions. The net savingsfrom our cost efficiency Organic European operating expenses ^^^^^™»« programmes may be impacted by inflationary (£bn) U ^^^^^En pressuresandthevolumeoftrafficonour ES networks which can affect our operating costs. Net savings will be used eitherto invest in commercial activities or respond to competitor activity or retained for margin enhancement. 2009 2010 2011 Inthosebusinessesinwhichwehavea Dividends and sale proceeds from ^^^^^^^ non-controlling interest, matters such as the non-controlled interests (£bn) timing and amount of cash distribution may ¦ Dividend income from non-controlled interests’9 require the consent of our partners which can ¦ Cash received from the sale of non-controlled influencetheleveloffreecashflowwereceive interests"' I from that business. ^^^^^Rl I KQ I 2009 2010 2011 The returns we make on investments may be Return to shareholders (£bn) impacted by competitor activity, regulatory ¦ Dividends paid decisions and macroeconomic conditions ¦ Share buybacks ^^^^^^^ that affect our commercial position, financial performanceandthemarketenvironmentin ^^B I which we operate. The cost of financing investmentand hence £15.7bn the return on investment maybe influenced by Total returns to shareholders changesin credit markets or our credit ratings. over the last three years. 2009 2010 2011 Notes: (4) Excludes India, Ghana and Qatar as these were not owned for the full financial year. (7) A further £1.5 billion is expected be received in April 2012 from the sale of the Group’s (5) Information not available. interests in SoftBank. (6) Excludes tax related dividend receipts from Verizon Wireless.

Mobile data: strategy Our data revenue was up 26.4%(*)year-on-year to £5.1 billion and now represents 12.0% of Group service revenue. Network quality is central to our data strategy and based on third party tests ^ performed in 16 of our main 3G markets, we rank first for overall data performance in 13 markets.

Business review

Vodafone Group Plc Annual Report 2011 15

How the market is developing
The fastest growing sector of the global telecommunications market is mobile data. According to industry estimates, between 2010 and 2014 total global revenue from fixed voice will decline by US$70 billion, mobile voice will increase by US$24 billion, fixed data will increase by US$49 billion and mobile data will increase by US$138 billion (source: IDC Worldwide Black Book 2010).

Our objective is to deliver data faster, with the best experience and more profitably
To accelerate the opportunities of mobile data we are investing in:

- network technologies to deliver the best network experience;
- providing a better data experience to our customers through all our customer channels; and
- providing leading smart connected devices.

	At 31 March 2011	Target by 31 March 2013
Number of 3G sites	66,000	90,000
Percentage of 3G network at >14.4 Mbps	65%	100%

- tiered pricing plans to give customers more control (see page 19);
- re-designing customer experience and support systems to provide a better mobile data experience;
- a multiplicity of data-enabled devices such as smartphones, tablets, low-cost handsets and USB sticks; and
- managing smartphone and network yields to deliver profitable growth.

Typical achieved speeds in Vodafone's network (Mbps)
- Vodafone's markets average[1]
- Best competitor market average

4.2
3.0
1.8
1.3
Downlink
Uplink

Vodafone Group Pic Annual Report 2011 15 Focus on key areas of growth potential: Mobile data-strategy Samsung Galaxy Tab 10.1 v We were the first operator to launch this Samsung tablet which uses the Android™ 3.0 Honeycomb operating system to deliver mobile entertainment such as gaming, reading eBooks or updating a social network status. How the market is developing Approach The fastest growing sector of the global telecommunications We already have a strong data position in Europe thanks to our market is mobile data. According to industry estimates, significant 3G investment, with over 66,000 3G sites providing between 2010 and 2014 total global revenue from fixed voice high speed mobile data and 65% of our 3G network providing will decline by US$70 billion, mobile voice will increase by theoretical downlink speeds faster than 14.4 Mbps. Some of US$24 billion, fixed data will increase by US$49 billion and ourEuropeantargetsaresetoutinthetablebelow. mobile data will increase by US$138 billion (source: IDC WorldwideBlackBook2010). March20ii bt MaS Mobile data penetration of our customer base in Europe is Number of 5G sites 66^000 9O000 around 37%, far higher than in developing countries such as Percentage of 3G network India at around 18% which highlights the opportunities in at>14.4Mbps 65% 100% emerging markets. Data usage growth on our networks has been significant, growing by around 69%acrosstheGroup over thelastyearcomparedwith25%forvoice. We have also launched commercial initiatives to encourage mobile data use including: Mobile data demand is being accelerated by the wide range of sophisticated devices available, including mobile broadband ¦ tiered pricing plans to give customers more control sticks, smartphones and tablets, greater network speeds and (see page 19); an increased range of applications. ¦ re-designing customer experience and support systems to provide a better mobile data experience; Our objective is to deliver data faster, with the best ¦ a multiplicity of data-enabled devices such as experienceand more profitably smartphones, tablets, low-cost handsets and USB To accelerate the opportunities of mobile data we are sticks; and investing in: ¦ managing smartphone and networkyields to deliver profitable growth. ¦ network technologies to deliver the best network experience; Typical achieved speeds in Vodafone’s network (Mbps) ¦ providing a better data experience to our customers ¦ Vodafone’s markets average™ through all our customer channels; and ¦ Best competitor market average ¦ providing leading smart connected devices. 3.0 1.8 Downlink Uplink Note: (1) Europe region plus Egypt and Vodacom. Source: Vodafone commissioned third party drive-by tests on data user speeds (September 2010 — January 2011).

Mobile data: technology We have collaborated with our main suppliers to pioneer the development of single RAN base station equipment which enables us to replace our existing 2G and 3G base stations with one solution which also supports LIE, providing significant savings in energy consumption and maintenance, and delivering improvements in capacity and coverage.

Business review

Vodafone Group Plc Annual Report 2011 17

Vodafone 3G station
Branded as Vodafone Sure Signal in the UK a femtocell that guarantees a 3G signal and super-fast mobile data transfer where installed in homes; also available for enterprise customers.

Network trials

We always aim to deliver a market-leading customer experience and we use a third party to compare our networks with those of our major competitors. During the year we benchmarked our 16 main 3G markets. The results showed that we are the leading data services provider in 13 markets. On average across the networks measured we were almost 40% faster on data downlink than our best competitor and 40% faster on data uplink, a result achieved through our investment in extensive network upgrades and optimisation.

Investing to increase coverage

Continued site deployment

At 31 March 2011 we had over 66,000 3G sites in Europe, providing 83% 3G coverage across our major European markets. This represents an increase of over 8,500 sites during the year.

Vodafone 3G station

We have continued to introduce Vodafone 3G stations, also known as femtocells in our markets. These innovative devices deliver a personal 3G mobile phone signal to customers through a fixed line broadband connection, giving coverage to customers where mobile operators are unable to provide a strong enough signal. At 31 March 2011 Vodafone 3G stations were in service in seven of our markets serving almost 400,000 customers.

Investing to improve customer experience

High speed packet access ('HSPA') upgrades

Long-term evolution ('LTE')

High capacity backhaul upgrades

To support the high speed data capabilities introduced across our access networks we have upgraded our backhaul and backbone transmission networks, which connect our base stations together, to the latest high bandwidth IP technologies.

As part of a strategy to implement scalable and cost-effective self-build solutions we have deployed high capacity ethernet microwave technology and high bandwidth optical fibre transmission solutions. In Europe about 80% of our radio base stations are served by self-built transmission (where we have physically installed and own the infrastructure) and over 20% are currently connected using high capacity technologies.

New services and capabilities engineering

We have consolidated the national IP networks in all our major markets into a single IP network giving us the ability to deliver high quality IP connectivity to our customers.

Investing to improve cost efficiency

Yield management capability

Network sharing

Single radio access network ('RAN') and green technology

By 31 March 2011 we had installed over 9,000 of these new single RAN base stations. We are also working hard to reduce our carbon impact through the wide-scale adoption of leading edge green technology solutions. Across our markets we are equipping our radio sites with advanced carbon-efficient solutions such as wind, solar and fuel cell technologies.

Research and development ('R&D')

Our R&D ambition is to pioneer innovative services and technology in order to connect anyone and any device to one another and to the internet. We have introduced six key programmes to achieve these ambitions: networks of the future; smart charging; mobile location analysis; consumer electronics; automotive; and M2M.

Vodafone Group Pic Annual Report 2011 17 Focus on key areas of growth potential: Mobile data-technology Vodafone 3G station ¦* ‘kw^^b Branded as Vodafone I Sure Signal in the UKa I femtocell that guarantees I a 3G signal and super-fast I mobile data transfer where installed in homes: • also available for enterprise customers. Network trials As part of a strategy to implement scalable and cost-effective We always aim to deliver a market-leading customer self-build solutions we have deployed high capacity ethemet experience and we use a third party to compare our networks microwave technology and high bandwidth optical fibre with those of our major competitors. During the year we transmission solutions. In Europe about 80% of our radio base benchmarked our 16 main 3G markets. The results showed stations are served by self-built transmission (where we have that weare the leading data services provider in 13 markets.On physically installed and own the infrastructure) and over 20% average across the networks measured we were almost 40% are currently connected using high capacity technologies, faster on data downlink than our best competitor and 40% faster on data uplink, a resultachieved through our investment New services and capabilities engineering in extensive network upgrades and optimisation. We have consolidated the national IP networks in all our major markets into a single IP network giving us the ability to deliver Investing to increase coverage high quality IPconnectivity to our customers. Continued site deployment At 31 March 2011 we had over 66,000 3G sites in Europe, Investing to improve cost efficiency providing 83% 3G coverage across our major European Yield management capability markets.Thisrepresentsanincreaseofover8,500sitesduring We have been supporting the improvement of 3G data the year. service quality by managing the operational effectiveness of our network capacity.This enables us to optimise content Vodafone 3G station and services as well as manage our costs. We have improved We have continued to introduce Vodafone 3G stations, also 3G data service quality in this way in 18 markets, known asfemtocells in our markets.These innovative devices deliver a personal 3G mobile phone signal to customers Network sharing through a fixed line broadband connection, giving coverage To reduce the cost of mobile network infrastructure, we to customers where mobile operatorsare unable toprovidea have continued to use network sharing agreements with strong enough signal. At 31 March 2011 Vodafone 3G stations other operators in all of our controlled markets, with 70% of were in service in seven of our markets serving almost the new radio sites throughout the Group being shared with 400,000 customers. other mobile network operators. Investing to improve customer experience Single radio access network (‘RAN’) High speed packet access CHSPA’) upgrades and green technology We have continued to upgrade our HSPA networks with 65%of By 31 March 2011 we had installed over 9,000 of these new our European 3G network equipped with 14.4 Mbpstheoretical single RAN base stations. We are also working hard to reduce peak downlink speeds or above and 90% providing 7.2 Mbps or our carbon impact through the wide-scale adoption of leading above theoretical downlink speeds. Peak download speeds of edge green technology solutions. Across our markets we are up to 43.2 Mbps (downlink) and 5.8 Mbps (uplink) are now equipping our radio sites with advanced carbon-efficient supported in several key traffic areas. These figures are solutionssuchaswind.solarandfuelcelltechnologies. theoretical peak rates deliverable in ideal radio conditions with no customer contention for resources. Research and development (‘R&D’) Our R&D ambition is to pioneer innovative services and Lon g-term evolution CLTE’) technology in order to connect anyone and any device to one During the year we commercially launched our 4G/LTE another and to the internet. We have introduced six key technology in Germany and Verizon Wireless launched in programmes to achieve these ambitions: networks of the the US. 4G/LTE can offer better performance than our current future; smart charging; mobile location analysis; consumer 3G/HSPA technology while increasing network capacity. electronics; automotive;andM2M. High capacity backhaul upgrades Our focus over the next year will be on data and smart To support the high speed data capabilities introduced across communication. We are also launching an innovation centre our access networks we have upgraded our backhaul and in the US and have strengthened our patent portfolio backbone transmission networks, which connect our base through strategic patent filing activity in areas relevant to our stationstogether, to the latest high bandwidth IPtechnologies. business interests.

Mobile data: customer experience, pricing and connected devices We are enhancing our customer care, retail presence and online service to ensure that customers get the best data experience. We are introducing data centric store formats and we now have 5,000 specialised data customer care representatives in Europe.

Business review

Vodafone Group Plc Annual Report 2011 19

Customer experience

To better understand our customers' satisfaction, we started to use net promoter score ('NPS') this year to measure to what extent customers would recommend us to others. We are in a NPS leadership position in either consumer or enterprise in over 60% of our markets. We are also implementing programmes in all our controlled markets to get direct feedback from customers to help us improve service.

Pricing

Tiered data pricing in Europe

We have introduced tiered data pricing to give customers more control over their mobile data spend and therefore encourage mobile data use. Customers are charged for the amount of data they use rather than a flat fee for a high level or unlimited use. The benefits include providing smaller and less expensive allowances for people who do not use much data and better cost management for higher users as well as optimising the capacity of the data network.

Data roaming

Smart connected devices

Smartphones and tablets

We also aim to lead the tablet segment, which is growing rapidly. We were the first operator to launch an Android Honeycomb tablet with the Samsung Galaxy Tab 10.1v and we have started to distribute the Apple iPad 2.

Vodafone branded handsets

Other devices

Smartphone yield management

Across our markets we are working to optimise the smartphone migration path by carefully managing how we allocate acquisition and retention subsidies, managing our smartphone portfolio, and maximising data attachment on smartphones and the penetration of integrated tariffs. As data penetration and usage amongst existing customers grows, we are introducing tiered data allowances.

Vodafone Group Pic Annual Report 2011 19 Focus on key areas of growth potential: Mobile data-customer experience, pricing and connected devices 1 Mobile Wi-Fi R201 A mobile Wi-Fi hotspot device that lets customers share their 3G mobile connectior with up to five users at the press of a button. Customer experience Smart connected devices Toacceleratetheopportunitiesofmobiledataweareinvesting Our handset portfolio is key to our strategy as it helps in providing a better data experience to our customers differentiate us from the competition, acquire customers and through all channels. They interact with us through retail increase data usage. stores, online, through our call centres and by our mobile phones. We place great importance on multi-channel Smartphones and tablets capabilities to make it convenient and easy for people to We aim to have the most attractive portfolio in the market. contact us. We have developed the online self service and Smartphones now account for 19% of the total number of sales function, and website visits have grown to approximately phones used by our customers in Europe and this is expected 133 million a month. to grow strongly. We are also driving down the cost of smartphones in order to make the data experience available Most of our markets are able to propose individually relevant for lower income segments in both European and emerging offers, specific to a particular customer based on their usage markets. Examples of this are the Android-powered Vodafone patterns, and we are seeing as many as 50% of customers 845and945deviceslaunchedduringtheyear. accepting them when offered. We are enhancing our billing and customer management platforms to make it easier for We also aim to lead the tablet segment, which is growing people to have several Vodafone SIMs, subscriptions and rapidly. We were the first operator to launch an Android bundles, using different devices. We are also developing a HoneycombtabletwiththeSamsungGalaxyTab10.1vandwe single view of all our customers which will allow multiple havestartedtodistributetheAppleiPad2. services used by a customer to be managed and presented on a single bill. Vodafone branded handsets We have developed a broad range of Vodafone branded To better understand our customers’ satisfaction, we started handsets focused on mobile internet experience and to use net promoterscore (‘NPS’)thisyearto measure to what design differentiation. The Android-powered Vodafone 845 extent customers would recommend us to others. We are in and 945 are competitively driving mobile internet further a NPS leadership position in either consumer or enterprise into the prepaid segment. The Vodafone 553 accelerated in over 60% of our markets. We are also implementing the widespread use of qwerty devices and related programmes in all our controlled markets to get direct messaging and social network trends. Additionally, devices feedbackfrom customers to help us improve service. such as the Vodafone 543 powered with Opera Mini, enhance mobile internet browsing experiences even on low Pricing bandwidth connections. Tiered data pricing in Europe We have introduced tiered data pricing to give customers more Other devices control over their mobile data spend and therefore encourage During theyear we introduced the Vodafone K4605 USB stick mobile data use. Customers are charged for the amount of which provides theoretical peak data download speeds of data they use rather than a flat fee for a high level or unlimited 42.2 Mbps using 3G/HSDPA technology and a 4G/LTE USB use.Thebenefitsincludeprovidingsmallerandlessexpensive stick which has the potential for faster download speeds, allowances for people who do not use much data and better We also launched Vodafone WebBox (see page 21 for further cost management for higher users as well as optimising the information) and Vodafone TV services (see page 23 for capacity of the data network. further information). Data roaming Smartphone yield management This year we launched a market leading smartphone roaming Evidence from our main markets shows that smartphones are data plan that allows our European customers to use their driving incremental ARPU uplift and longer customer life home data plan abroad for only €2 a day to access the internet, times relative to non-smartphones. emails and applications, making data roaming easier and more affordable. Acrossourmarketsweareworkingtooptimisethesmartphone migration path by carefully managing how we allocate acquisition and retention subsidies, managingoursmartphone portfolio, and maximising data attachment on smartphones and the penetration of integrated tariffs. As data penetration and usage amongst existing customers grows, we are introducing tiered data allowances.

20 Vodafone Group Plc Annual Report 2011

Focus on key areas of growth potential: Emerging markets

Data is the next major opportunity

Data represents a substantial growth opportunity as only 19% of our active customers in emerging markets use data services which is about half the rate in Europe. There are two significant opportunities. One is mobile broadband, helped by the lack of a comprehensive fixed broadband infrastructure in emerging markets. Already in South Africa mobile broadband accounts for around 90% of all broadband. The other is mobile internet which we are driving by:

Development impact of products and services

Mobile services are a key driver of economic development in emerging markets by increasing access to communications and mobile-enabled services. We continued to market Vodafone-branded competitively priced handsets, selling 1.7 million devices during the year in our emerging markets[(2)].

The uptake of Vodafone M-Pesa, which brings financial services to people without bank accounts, continued to grow, making an increasing contribution to economic development in communities that lack conventional banking services. It now has over 20 million customers globally (11 million in 2010), who transferred around US$500 million a month during the year (up from US$300 million a month in the previous financial year). We launched Vodafone M-Pesa in South Africa, Qatar and Fiji during the year, bringing the total to six markets, and began pilots in India with ICICI Bank and HDFC Bank.

Strong performance

- increased revenue market share in India and Turkey;
- data revenue growth of 43.8%[(*)] in Vodacom and 37.7%[(*)] in Egypt; and
- surpassing the 134 million customer mark in India, an increase of 34 million over the year.

Notes:
(1) Source: Informa WCIS.
(2) India, Vodacom, Egypt, Turkey, Ghana, Qatar and Fiji.

vodafone

Vodafone 252
In April 2011 we launched one of our most affordable devices which now comes pre-loaded with Vodafone M-Pesa for mobile payment services and a prepaid balance indicator that helps customers to keep track of their phone credit to avoid overspending.

20 Vodafone Group Pic Annual Report 2011 Focus on key areas of growth potential: Emerging markets Customer growth will be driven by rising mobile Development impact of products and services penetration and GDPgrowth Mobile services are a key driver of economic development in The number of customers using mobile services in emerging emerging markets by increasing access to communications markets such as India and Africa has grown rapidly over the and mobile-enabled services. We continued to market Lasttenyears,increasingbyover17timescomparedtonearly Vodafone-branded competitively priced handsets, selling 130% in more mature markets such as Europe. In the 2010 1.7milliondevicesduringtheyearinouremergingmarkets<2>. calendar year the Indian mobile market increased by more than 225 million customers, nearly four times the size of The uptake of Vodafone M-Pesa, which brings financial the UK population. The key driver of growth has been a services to people without bank accounts, continued to grow, fundamental need for communication services against a making an increasing contribution to economic development background of low quality fixed infrastructure and strong in communities that lack conventional banking services. It economic growth. now has over 20 million customers globally (11 million in 2010), who transferredaround US$500 million a month during Most ofthe future growth in mobile phone users is expected to the year (up from US$300 million a month in the previous continue to be in emerging markets where mobile penetration financial year). We launched Vodafone M-Pesa in South Africa, is still only approximately 70% compared with around QatarandFijiduringtheyear.bringingthetotaltosixmarkets, 130% in Europe, supported by the expectation of continued and began pilotsinlndiawithlCICIBankandHDFC Bank, strong economic growth. We expect to see between 20 to 40 percentage points of additional penetration by 2014 in The Vodafone WebBox (see opposite) was launched in emerging markets01. South Africa in February 2011 and other markets will follow inthe2012financialyear. Data is the next major opportunity Data represents a substantial growth opportunity as only 19% Strong performance ofouractivecustomersinemergingmarketsusedataservices We are either number one or two in six of our seven which isabout half the rate in Europe.There are two significant emerging markets based on revenue. This year’s performance opportunities. One is mobile broadband, helped by the lack of highlights include: a comprehensive fixed broadband infrastructure in emerging markets. Already in South Africa mobile broadband accounts ¦ increased revenue market share in India and Turkey; for around 90% of all broadband. The other is mobile internet ¦ data revenue growth of 43.8%<*> in Vodacom and 37.7%<*i which we are driving by: in Egypt;and ¦ surpassing the 134 million customer mark in India, an ¦ enhancing the mobile internet experience through increaseof 34 million over the year, our Opera Mini browser software which provides faster page downloads; We launched 3G services in India in February 2011 and ¦ driving down the cost of internet enabled handsets anticipate that this will provide further revenue growth powered by Opera Mini, with prices starting at US$45; opportunities going forward. ¦ low day-to-day micro pricing which allows the purchase of individual data services, for example the download . . r Notes: of a single ring tone; and (1) source: mforma was. ¦ locally relevant Content and Services in local languages. (2) India, Vodacom, Egypt, Turkey.Ghana, Qatar and Fiji.

Business review

Vodafone Group Plc Annual Report 2011 21

5:53 PM
Open internet browser
Recharge airtime
Vodafone Opera Mini lets you browse the internet.
Internet
Messages
Media
Apps
Search
Settings
Compose
mirko@vodafone.com, jessica@vo
stepper@vodafone.com
Vodafone WebBox
I love it!
Send
Save as draft
Anuj
I love this, how about you?
Brian Miller
Hello again
Suzie Chang
Summer's here
Christina Kingston
Invitation to Bruce's welcome back party

27%
Group revenue from emerging markets[2]
(2010: 23%)

62%
Group customers from emerging markets[2]
(2010: 57%)

Vodafone WebBox

Vodafone WebBox Dji^U A Vodafone innovation bringing internet access to a customer’s existing television set just by plugging in a keyboard with a built-in mobile SIM card. It was Ma developed specifically for customers in emerging BmMMM markets where technology and cost barriers often WBM exclude people from enjoying readily available ftjjflflllB internet access.

22 Vodafone Group Plc Annual Report 2011

Machine-to-machine ('M2M') services

Focus on key areas of growth potential: Enterprise

Enterprise customers

Our enterprise customers range from small-office-home-office ('SoHo') businesses and small to medium-sized enterprises ('SMEs'), through to large domestic and multinational companies. Across the Group we have 34 million enterprise customers accounting for around 9% of all customers and around 23% of service revenue.

Selected expansion in growth markets

SoHo and SME

Domestic companies

Multinational companies

Vodafone Global Enterprise manages the communication needs of over 560 of our largest multinational corporate customers. It provides a range of managed services which bring together every aspect of a customer's telecommunications infrastructure, both fixed and mobile, providing greater visibility and control of expenditure. During the year Vodafone Global Enterprise achieved organic revenue growth of around 8%[*]. New customers and renewed contracts this year included Unilever, Luxottica and Bosch. In March 2011 Vodafone Global Enterprise received the HP Supplier of the Year Award for its role in delivering globally consistent managed mobility services to Hewlett Packard.

In October 2010 we acquired Quickcomm and TnT Expense Management, which are specialist providers of telecommunications expense management services. The acquisitions will strengthen our ability to provide our enterprise customers with greater visibility and control over their combined fixed line and mobile expenditure.

Vodafone One Net
Enables small and medium size business customers to combine their fixed and mobile communications into a single service with one number, one voice mailbox and one bill.

Machine-to-machine CM2M’) services Machine-to-machine communications, commonly known as M2M ortelemetry, enables devices to communicate with one another via built-in mobile SIM cards. This allows key information to be automatically exchanged without human intervention making it possible to reduce costs, and improve efficiency and services to customers, for example, enabling drivers to upload and download real-time information to their sat nav devices on traffic jams which can help reduce journey times and save fuel. Focus on key areas of growth potential: Enterprise Enterprise customers Multinational companies Mfe"^^ *~’~ Our enterprise customers range from small-office-home- Vodafone Global Enterprise manages the communication ¦ j “SiJ office CSoHo’) businesses and small to medium-sized needs of over 560 of our largest multinational corporate ‘ ~a| ^\\ enterprises CSMEs’), through to large domestic and customers. It provides a range of managed services ™ “t »’ multinational companies. Across the Group we have which bring together every aspect of a customer’s tM^)^ 34 million enterprise customers accounting for around 9% telecommunications infrastructure, both fixed and mobile, l"* of all customers and around 23% of service revenue. providing greater visibility and control of expenditure. During the year Vodafone Global Enterprise achieved organic ^^1 Selected expansion in growth markets revenue growth of around 8%<*>. Newcustomersand renewed SoHo and SME contracts thisyear included Unilever, Luxottica and Bosch. In Vodafone One Net Our focus for SoHos and SMEs is to provide customers with March 2011 Vodafone Global Enterprise received the HP Enables small and integrated fixed and mobile communications solutions Supplier of the Year Award for its role in delivering globally medium size business where we host and maintain the entire service “in the cloud” to consistent managed mobility services to Hewlett Packard. customers to combine help customers reduce costs and simplify administration. theirfixed and mobile Vodafone One Net for example, brings together fixed and In October 2010 we acquired Quickcomm and TnT communications into mobile communications in one system and now has around Expense Management, which are specialist providers of a single service with 1.4 million end users in six markets. Through our partnership telecommunications expense management services. The one number, one voice with Microsoft we provide our customers with hosted acquisitions will strengthen our ability to provide our mailbox and one bill. email, conferencing and collaboration services in a single enterprise customers with greater visibility and control over package called Microsoft Online suite, which is now available their combined fixed lineand mobile expenditure, in four markets. In the area of health, Vodafone Global Enterprise is working Domestic companies with partners such as Novartis on innovative health projects. For larger domestic companies we provide unified Further information is contained in “Sustainable business” communications solutions delivering integrated mobile and on page 30. fixed services, fixed voice and data services, IP virtual private networks and network integration services.

Business review

Vodafone Group Plc Annual Report 2011 23

Einstellungen
Media-Center
Videothek
Highlights
Spielfilme
Kinder
Dokus
Alles in HD
Serien
Merkliste
Einkäufe
Bestellungen
Haben Sie das von den Morgans gehört?
Am beliebtesten
€ 3,99
Wolkig mit Aussicht auf Fleis...
Empfehlungen
Der Da Vinci Co...

Focus on key areas of growth potential: Total communications

To meet customers' total communications needs beyond just mobile we have developed our fixed line capabilities including voice calls and broadband data, to provide a full suite of services. We can integrate customers' mobile and fixed line communications into one service and provide related services such as Vodafone TV. Enterprise customers in particular have shown an increasing demand for receiving all their communication products from one company.

Approach

Our European strategy is to obtain long-term access to fast fixed broadband to service high value customers in a capital efficient manner. Access is obtained through wholesale agreements, partnerships or acquisitions.

Fixed services

Fixed broadband and voice account for around 8% of our service revenue. We have fixed services in 13 countries with 6.1 million fixed broadband customers at 31 March 2011, a 9.5% increase over the previous year. In addition, through Gateway, we provide wholesale carrier services in over 40 African countries.

Combining fixed and mobile services

The Vodafone DSL Router, now available in 11 markets, up from six markets the previous year, combines mobile and fixed broadband services. This means customers can connect immediately after purchase via the USB broadband modem and then later with fixed broadband when this has been provisioned. During the year we have enriched this product in our largest fixed markets (Germany, Italy and Spain) through the integration of digital living network alliance ('DLNA') capabilities which facilitates the sharing of digital media between different electronic devices. For example, a DLNA compliant TV can operate with a DLNA compliant PC to play music or videos, or display photos.

Application services

We offer a range of total communications applications as well as services for enterprise and consumer customers. For example Vodafone Always Best Connected software enables customers to stay connected to the internet on the best available connection wherever they are by automatically managing the switching between connection types including mobile broadband, Wi-Fi and LAN. Vodafone PC Backup is an online back-up and restore service that enables users to remotely store data securely and automatically via their internet connection.

Vodafone DSL Router
The DSL Router comes complete with a Vodafone Mobile Broadband USB stick so customers can have instant access to the internet while their fixed broadband is set-up.

VodafoneTV This is a new service, Launched in four markets, that provides a wide range of content over the airwaves through a fixed Line broadband connection. In Germany it is supplied through an innovative ‘hybrid’ set-top box which delivers free and pay TV channels transmitted by satellite, cable or broadband. It also provides on-demand films and TV programmes, and other premium content. Focus on key areas of growth potential: Total communications To meet customers’ total communications needs beyond immediately after purchase via the USB broadband modem just mobile we have developed our fixed line capabilities and then later with fixed broadband when this has been including voice calls and broadband data, to provide a full provisioned. During the year we have enriched this product in suite of services. We can integrate customers’ mobile and fixed our largest fixed markets (Germany, Italy and Spain) through Line communications into one service and provide related the integration of digital living network alliance CDLNA’) services such as Vodafone TV. Enterprise customers in capabilities which facilitates the sharing of digital media particular have shown an increasing demand for receiving all between different electronic devices. For example, a DLNA I their communication productsfrom one company. compliant TV can operate with a DLNA compliant PC to play music or videos, or display photos. Approach Vodafone DSL Router Our European strategy is to obtain long-term access to fast We have been offering triple play services (fixed broadband, The DSL Router fixed broadband to service high value customers in a capital voice and TV) in Portugal since 2009. This year we increased comes complete with efficient manner. Access is obtained through wholesale our presence in the home TV market by launching services in a Vodafone Mobile agreements, partnerships oracquisitions. Italy, Spain and Germany. Broadband USB stick so customers can have Fixed services Application services instant access to the Fixed broadband and voice account for around 8% of Weofferarangeoftotalcommunicationsapplicationsaswell internetwhiletheirfixed ourservicerevenue.Wehavefixedservicesin13countrieswith as services for enterprise and consumer customers. For broadband is set-up. 6.1 million fixed broadband customers at 31 March 2011, example Vodafone Always Best Connected software enables a 9.5% increase over the previous year. In addition, through customers to stay connected to the internet on the best Gateway, we provide wholesale carrier services in over 40 available connection wherever they are by automatically African countries. managing the switching between connection types including mobile broadband, Wi-Fi and LAN. Vodafone PC Backup is an Combining fixed and mobile services online back-up and restore service that enables users to The Vodafone DSL Router, now available in 11 markets, up remotely store data securely and automatically via their from six markets the previous year, combines mobileand fixed internet connection, broadband services. This means customers can connect

24 Vodafone Group Plc Annual Report 2011

Touchpoint

Focus on key areas of growth potential: New services

Machine-to-machine ('M2M')

Third party billing

We work with third party content and service providers to simplify our customers' experience when they purchase applications and content by letting our customers charge these services direct to their mobile account ('charge to bill'). We provide a single technical interface to these providers to reach all our European customers and we plan to expand this reach to other parts of the world over the 2012 financial year.

Financial services

Vodafone M-Pesa is now live in six markets. Further information is contained in "Focus on key areas of growth potential: Emerging markets" on page 20.

Near field communication ('NFC')

NFC allows communication between devices when they are touched together or brought within a few centimetres of each other. We aim to make mobile phones the preferred device for most personal transactions including payments, tickets, coupons, identification and the provision of information. We have been developing mobile NFC standards since 2006, have conducted trials in several markets and are now developing services and partnerships in preparation for commercial launch in key markets.

Mobile advertising

We have an established mobile advertising business in 18 countries with a wide range of capabilities. The fast adoption of smartphone devices is promoting mobile as an alternative channel to reach consumers and we are collaborating with other mobile network operators to make the most of the potential of mobile advertising.

Vodafone Ad Plus
in Romania allows companies to access by SMS an opted in customer base of up to five million customers. Research in Romania shows almost 58% of our customers like to receive relevant adverts on their mobile.

Mobile payments (an application of NFC) Vodafone, ABN AMRO, ING, KPN, Rabobank and T-Mobile signed a Letter of intent this year to create a joint venture company and introduce simple and secure mobile payments at checkouts in the Netherlands. It is an early example of how Vodafone is leading the market for mobile payments in partnership with other mobile network operators and major banks. Focus on key areas of growth potential: New services We have strategically chosen to expand into a number of new Financial services growth segments to create additional revenue and enhanced VodafoneM-Pesaisnowliveinsixmarkets.Furtherinformation customer experience that complement our core voice and is contained in “Focus on key areas of growth potential: data products. Emerging markets” on page 20. Machine-to-machine CM2M’) Near field communication CN FC) M2M connections allow devices to communicate with one NFC allows communication between devices when they are another via built-in mobile SIM cards. This allows us to offer touched together or brought within a few centimetres of each services such as fleet tracking and asset management, remote other. We aim to make mobile phones the preferred device for monitoring of, for example, vending machines, cash machines most personal transactions including payments, tickets, Vodafone Ad Plus andbuildingmanagement.aswellassecurityandsurveillance. coupons, identification and the provision of information. We in Romania allows We are now serving around 5.3 million M2M connections have been developing mobile NFC standards since 2006, have companies to access around the world. Further information is contained in “Focus conducted trials in several markets and are now developing by SMS an opted in on key areas of growth potential: Enterprise” on page 22 and services and partnerships in preparation for commercial customer base of up to “Sustainable business” on page 30. launch in key markets. five million customers. Research in Romania Third party billing Mobile advertising shows almost 58% We work with third party content and service providers to We have an established mobile advertising business in 18 of our customers like simplify our customers’ experience when they purchase countrieswithawiderangeofcapabilities.Thefastadoptionof to receive relevant applications and content by letting our customers charge smartphone devices is promoting mobile as an alternative adverts on their mobile these services direct to their mobile account (‘charge to bill’), channel to reach consumers and we are collaborating We provide a single technical interface to these providers to with other mobile network operators to make the most of the / ¦»’»•» . . g reach all our European customers and we plan to expand this potential of mobile advertising. 1 ^^^¦H^^B reachtootherpartsoftheworldoverthe2012financialyear. I ¦

Business review

Vodafone Group Plc Annual Report 2011 25

Administration
Stay curious

Deliver value and efficiency from scale

Our cost advantage

	Cost position vs competitors
Network: cost to carry a unit of data[1]	Top quartile position
Terminals: cost to purchase a handset[1]	Top quartile position
General supplies[2]	4% better than global benchmark

Notes:
(1) AT Kearney Executive Summary Report.
(2) The Hackett Group's world class benchmarking.

Our achievements to date

We have been taking advantage of the large scale of our networks. We are sharing base station sites where this makes commercial sense in order to reduce site rental and maintenance costs. We have also renegotiated leases on most of our sites, are standardising the technology we deploy, and have reduced the energy consumption of our sites and switching centres. We are reducing costs in maintenance and field activities in particular through outsourcing.

We use the Vodafone Procurement Company, the central Group procurement function based in Luxembourg, to leverage our scale to achieve better prices, more value and drive standardisation across the business. We have further reduced costs by centralising the purchasing of handsets. Our large size also allows us to drive ethical, health and safety, labour and environmental standards with our suppliers and also to get the best rates on warehousing, inbound and outbound logistics, and repair costs.

Our shared service centres in Hungary, India and Egypt have allowed us to reduce costs as well as deliver better service. Additionally, we have outsourced application development and maintenance to third party providers on multi-year competitive tenders.

70%
New radio sites deployed this year built as shared sites to reduce operating costs

Over £140m
Reduction in organic European operating costs due to our cost saving

Delivering cost efficiency from sharing resources This year we established two shared service centres in India to provide quick, simple and cost effective customer contact points for our technology and business operations and data services for our finance and administration functions in seven European markets and across India. We expect to gain significant benefits to help consolidate, standardise and optimise the way we run our operations. Deliver value and efficiency from scale Against a background of continual price pressures due to Our achievements to date ~7C\^l/ competition and regulation we continually seek to improve We have been taking advantage of the large scale of our I \J/O our cost efficiency. During the year we reduced our European networks. We are sharing base station sites where this Newradiosites operating costs by 4% on an organic basis, equivalent to makes commercial sense in order to reduce site rental and deployed thisyear saving over £140 million. We have used the savings to fund maintenance costs. We have also renegotiated leases on most builtasshared investment in customer facing activities and growth areas of our sites, are standardising the technology we deploy, and sitestoreduce such as data and enterprise services. have reduced the energy consumption of our sites and operating costs switching centres. We are reducing costs in maintenance and Our cost advantage fieldactivitiesinparticularthrough outsourcing. C\ ir\v Based on external independent benchmarking we have \J VCI favourable comparative cost positions in many markets. This We use the Vodafone Procurement Company, the central O’l A r\v^c\ reflects both our scale as one of the world’s largest mobile Group procurement function based in Luxembourg, to t IH”\yl I I communications companies by revenue and our ongoing leverage our scale to achieve better prices, more value and Reduction in organic costfocus. drive standardisation across the business. We have further European operating reduced costs by centralising the purchasing of handsets. Our costs due to our cost position vs competitors [arge sjze a[s0 a[[OWS us to drive ethical, health and safety, costsaving Network: cost to carry a unit of data™ Top quartile position labour and environmental standards with our suppliers and Terminals: cost to purchase aLso t0 9et the best rates on warehousing, inbound and a handset"' Top quartile position outbound logistics, and repair costs. General supplies12’ 4% better than our shared service centres in Hungary, India and Egypt have global benchmark allowed us to reduce costs as well as deliver better service. Notes: Additionally, we have outsourced application development (DATKearneyExecutiveSummaryReport. ancj majntenance to third party providers on multi-year (2) The Hackett Group’s world class benchmarking. COmDetitive tenders

Verizon Wireless In the US, our associate Verizon Wireless has continued to perform strongly. Organic service revenue increased by 5.8%c*) Led by a 3.1% increase in the customer base to 88.4 million and strong data revenue growth driven by increased smartphone penetration. Verizon Wireless launched 4G LTE services in December 2010 and began distribution of the iPhone on its network in February 2011. Generate liquidity or free cash flow from non-controlled interests Non-controlled interests constitute around 40% (based on third Polkomtel ~7 Q 0/ party estimates) of the value of the Group’s assets. We aim to Polkomtel trades as Plus in Poland and is a leading operator in «3 -7 /O maximise the value of these interests either by generating Poland. Along with the four other owners we are exploring Groupadjusted Liquidity or increasing free cash flow in order to fund profitable optionsfora sale of the business. operating profit from investmentandenhanceshareholder returns. Verizon Wireless BhartiAirtel (201036%) Verizon Wireless Bharti is the market leader in India. Following the purchase of Verizon Wireless is our largest non-controlled interest, in which our controlling interest in Vodafone Essar in India in 2007, we we havean equity interest of 45%. Itisthe revenue marketleader sold 5.6% of our stake in Bharti in 2008 and retained a 4.4% in the US and performed strongly thisyearwith service revenue indirect interest, growth of 5.8%(,). To create additional value we are working closely with Verizon Wireless on several initiatives that leverage Sale of interests our combined scaleand scope including purchasing of network In September 2010 we sold our 3.2% interest in China Mobile equipment, IT and services, technology enhancements and Limitedfor£4.3billion.InNovember2010wesoldourinterests propositions for multinational companies. We received around in SoftBank of Japan for £3.1 billion and approximately half of £1.0 billion in dividends this year, in relation to tax related the proceeds have been received to date and used to reduce dividend receipts (see “Dividends from associates and to non- the Group’s net debt.The remaining proceedsare expected to controlling shareholders” on page 48 for further information), be received in April 2012. In April 2011 we announced the sale which was substantially less than our proportionate share of of our44%interestinSFR, the second largest mobile operator Verizon Wireless’ free cash flow which shows the material in France, for £6.8 billion. The transaction, which is subject to opportunity forincremental returns. competition authority and regulatory approvals, isexpected to complete during the second calendar quarter of 2011. Proceeds from the sale of all of these interests are being used to reduce net debt and committed to a £6.8 billion buyback of our shares of which £2.6 billion has been completed to date.

Business review

Vodafone Group Plc Annual Report 2011 27

Apply rigorous capital discipline to investment decisions

Discipline of regular business reviews
We are focused on enhancing returns to our shareholders and are therefore careful how we invest shareholders' money. We regularly review the cash needs of each of our businesses across the globe, taking into account their performance and competitive position.

How we invest your money
Organic investment
We make capital investments, such as for new equipment or spectrum, in our existing businesses to improve their performance and drive organic growth.

Selective acquisitions
When managing capital we also consider whether to strengthen the Group by acquiring other companies to increase our operations in a particular market. All potential acquisitions are judged on strict financial and commercial criteria, especially whether they would provide meaningful scale in a particular segment, the cost of the acquisition and the ability to enhance the Group's free cash flow. For example, in March 2011 we announced our intention to acquire BelCompany BV, the Netherlands' largest independent telecom retailer, which will expand our Dutch stores from 86 to 296.

7%
Target annual increase in total dividends per share until March 2013

Low single A
Target long-term credit rating

Creating value for shareholders We aim to increase shareholder returns through regular dividends and one-off returns. In 2009 we established a target to grow total dividends per share by at least 7% per annum until the financialyear ending 31 March 2013, and consistent with this, total dividends per share increased by 7.1% in 2011 to 8.90 pence per share. In addition, we have committed £6.8 billion to buying back our shares, of which £2.6 billion has been returned to date. Apply rigorous capital discipline to investment decisions Discipline of regular business reviews Selective acquisitions ~7®/ We are focused on enhancing returns to our shareholders and When managing capital we also consider whether to I SO are therefore careful how we invest shareholders’ money. We strengthen the Group by acquiring other companies to Targetannual regularly review the cash needs of each of our businesses increase our operations in a particular market. All potential increase in total across the globe, taking into account their performance and acquisitions are judged on strict financial and commercial dividends per share competitive position. criteria, especially whether they would provide meaningful until March 2013 scale in a particular segment, the cost of the acquisition and How we invest your money the ability to enhance the Group’s free cash flow. For example, —.. . . Organic investment in March 2011 we announced our intention to acquire LUW We make capital investments, such as for new equipment BelCompany BV, the Netherlands’ largest independent njrtol^ A or spectrum, in our existing businesses to improve their telecom retailer, which will expand our Dutch stores from jl I IU LC l\ performanceanddriveorganicgrowth. 86to296. Target long-term credit rating Returns to shareholders Investment principles We thoroughly review the best ways to provide returns to our All of our investments, whether in existing businesses shareholders. We have a target of increasing total dividends or acquisitions, are subject to rigorous commercial analysis per share by at least 7% a year until the financial year ending and demanding hurdle rates (the minimum rate of return on an 31 March 2013. When we have surplus funds we consider investment) to ensure they enhance shareholder returns. We additional returns to shareholders through special dividends remain committed to ourtarget credit rating of low single Afor or share buyback programmes. long-term debt as this provides us with a low cost of debt and good access to liquidity from financial institutions.

28 Vodafone Group Plc Annual Report 2011

Key market review
Revenue trends continue to improve

Key market performance at a glance

Country | Key achievements | Organic service revenue growth

Germany

Service revenue growth (%)[*]	0.8
Adjusted EBITDA margin (%)	37.4
Operating free cash flow (£m)	2,297

- Excluding the impact of regulated termination rate cuts, service revenue growth was 2.1%[*].
- Strong growth in enterprise segment due to significant customer wins.
- Our first market to launch 4G/LTE.

0.8
(2.5)
(3.5)
2009
2010
2011

Italy

Service revenue growth (%)[*]	(2.1)
Adjusted EBITDA margin (%)	46.2
Operating free cash flow (£m)	2,067

- Increased market share in a challenging economic and competitive environment.
- A 21.5%[*] increase in data revenue due to increased smartphone penetration.
- Now with 1.7 million fixed broadband customers (on a 100% basis), up 29%.

1.2
1.9
(2.1)
2009
2010
2011

Spain

Service revenue growth (%)[*]	(6.9)
Adjusted EBITDA margin (%)	30.4
Operating free cash flow (£m)	885

- Extremely challenging economic environment and increasing competitive pressure.
- New integrated voice and data plans to support smartphone adoption.
- New management in place since April 2011.

(4.9)
(7.0)
(6.9)
2009
2010
2011

28 Vodafone Group Pic Annual Report 2011
Key market review

Revenue trends continue to improve ¦ Group organic service revenue growth improved ¦ Service revenue growth in our Africa, Middle East during the year, with a strong result from emerging and Asia Pacific region was 9.5’*’. Our two major markets and encouraging signs of renewed growth businesses within this region, India and Vodacom, in some parts of Europe. reported continued strong growth reflecting the . _ ajowij • benefits of rising mobile penetration in India and a ¦ In Europe service revenue was down 0.4%’’during ... .~ . . . . . , v . ... . .,. .. . , ..3 more stable pricing environment; and strong take-up the year; however, this was significantly better than , . . .r . r. .. .,. 3 r . / , . .. ,, M/fl .: . ... of data services in South Africa. last year s decline of 3.8%’’. We are seeing positive revenue trends in the more stable economies of _ .. .. .. ,,,, , .. ,. . ,, .. ,.., .. ¦ See operating results on pages 34 to 38 for further northern Europe such as Germany, the UK and the . . .,r , \ r..r , .,,.., . ... . . details of performance within each of our markets Netherlands, while our remaining mature markets in . . .r Europe, particularly those impacted by government 3 y austerity measures, have seen declining revenue growth. Turkey has seen significant revenue growth this year, driven by improvements both in voice and data revenue. We have gained or held market share in most of our key markets Germany ¦ Excluding the impact of regulated ^^^^^^^ termination rate cuts, service revenue ^^^^^^h ^^^^^^h ^^^^^^^ Service revenue growth (%)(,) 0.8 growth was 2.1%(,). Adjusted EBITDA margin (%) ~1*A ¦ Strong growth in enterprise segment (25)l - due to significant customer wins. (3.5) Operating free cash flow (£m) 2,297 m Our first market to launch 4G/LTE. 2009 2010 2011 ltdly ¦ Increased market share in a challenging 1.2 ^^^^^^— economic and competitive environment. ^^^^^^H I Service revenue growth (%)(,) (2.1) ¦ A 21.5% ‘*’increase in data revenue due Adjusted EBITDA margin (%) ~^62 to increased smartphone penetration. - ¦ Nowwith 1.7 million fixed broadband (2.1) Operating free cash flow (£m) 2,067 customers (on a 100% basis), up 29%. 2009 2010 2011 Spain ¦ Extremely challenging economic ^^^^^^™ ^^^^^^™ ^^^^^^™ environment and increasing Service revenue growth (%)(,) (6.9) competitive pressure. Adjusted EBITDA margin (%) ^qJ ¦ New integrated voice and data plans (4,9) I - to support smartphone adoption. (7.0) (6.9) Operating free cash flow (£m) 885_ m New management in place 2009 2010 2011 since April 2011.

Business review

Vodafone Group Plc Annual Report 2011 29

It's a big world. Jump in.

Our strong brand and increased customer focus, supported by our leading network performance, is driving our improved performance.

Revenue by key market (%)

17
12
11
11
8
12
29
Germany
Italy
Spain
UK
India
Vodacom
Other

Mobile service revenue market share (%)[1]

2010
2011
34
34
37
37
33
32
25
25
18
19[2]
54
53[2]
Germany
Italy
Spain
UK
India
South Africa[3]

Country		Key achievements	Organic service revenue growth

United Kingdom

Service revenue growth (%)[*]	4.7
Adjusted EBITDA margin (%)	23.4
Operating free cash flow (£m)	950

4.7
(1.1)
(4.7)
2009
2010
2011

India

Service revenue growth (%)[*]	16.2
Adjusted EBITDA margin (%)	25.6
Operating free cash flow (£m)	433

- **Revenue growth improved through the year as the customer base increased and price declines slowed.**
- **Fourth successive year of gaining revenue market share.**
- **Commenced 3G services in February 2011 with 1.5 million customers by 31 March.**

33[4]
14.7
16.2
2009
2010
2011

Vodacom

Service revenue growth (%)[*]	5.8
Adjusted EBITDA margin (%)	33.7
Operating free cash flow (£m)	1,339

- **Strong revenue growth led by increasing demand for mobile broadband services.**
- **Launched WebBox service for internet access.**
- **Continued network investment with over 3,200 base stations now 4G/LTE ready.**

13.8
4.6
5.8
2009
2010
2011

Vodafone Group Pic Annual Report 2011 29 —. Ourstrong brand and ncreased customer r^^l focus, supported by Jfl ^^BJ our leading network performance, is driving our improved j£ ^M ^J^^^^^^^ performance. ^^H Revenue by key market (%) Mobile service revenue market share (%)<1 ^^^^ ¦ 2010 ^rt ^ ¦ Germany ¦ 201’ ft ^ ltalV 54 ¦ ¦ Spain ^^ 53<2; ^. UK 34 34 33 | ^_ w-s- ¦¦¦¦¦¦¦¦-.!¦ Germany Italy Spain UK India South Africa0- United Kingdom ¦ Significant year-on-year improvement ^^^^^^^ in revenue trends. Service revenue growth (%)(,) 4.7 ¦ Data revenue increased 28.5%(,)due to Adjusted EBITDA margin (%) ~2s7 increasing penetration of smartphones. (1.1)1 ¦ - ¦ Strong contract customer growth due (4.7) Operating free cash flow (£m) 950_ to increased commercial focus. 2009 2010 2011 India ¦ Revenue growth improved through the (4) year as the customer base increased ^^^^^^^ Service revenue growth (%)(,) 16.2 and price declines slowed. 147 16.2 Adjusted EBITDA margin (%) ~25£ ¦ Fourthsuccessiveyearofgaining I ^^^H ^^^H - revenue market share. ^^^^^^H ^^^^^^H ^^^^^^H Operating free cash flow (£m) 455_ ¦ Commenced 3G services in February 2011 2009 2010 2011 with 1.5 million customers by 31 March. Vodacom ¦ Strong revenue growth led by increasing demand for mobile broadband services. ^^^^^^^ Service revenue growth (%)(,) 5.8 Launched Web Box service for ., 58 Adjusted EBITDA mai.nn(%.i 55.7 internet access. I ^^^^M ^^^^B - ¦ Continued network investment with over ^^^^^^M^^^^^^M^^^^^^M Operating free cash flow (£m) 1,559 3,200 base stations now 4G/LTE ready. 2009 2010 2011 Notes: (3) Market share information relates to South Africa which is Vodacom’s largest business. (1) At31 March (2011 estimated). (4) This figure reflects pro-forma growth which is organic growth adjusted to include acquired business for the whole (2) Q3 2010 and Q3 2011 data; mobile total revenue share. of both periods.

30 **Vodafone Group Plc** Annual Report 2011

Enabling mobile healthcare
Vodafone mHealth Solutions delivers mobile solutions which enable the accessibility, efficiency and quality of healthcare. For example our 'Nompilo' project, developed with GeoMed, allows community caregivers in South Africa to input and access patient information by mobile, reducing administration time and costs while improving patient care through more effective monitoring and evaluation. The service will be trialled next in Tanzania and Spain.

Sustainable business
Sustainability underpins everything we do

Strategy
Our sustainability strategy has three components:
- sustainable societies: helping create more sustainable societies by providing communication services to meet the needs of people in emerging markets and facilitating the transition to a low carbon society;
- eco-efficiency: cutting our carbon footprint in developed markets, reducing carbon intensity in rapidly growing emerging markets and minimising other environmental impacts; and
- ethical business: ensuring responsible, ethical and honest behaviour throughout our operations and supply chain.

Performance for the year
Creating more sustainable societies
Our networks, products and services have been making a difference to people's lives around the world and contributing to achieving the United Nations' Millennium Development Goals.

Vodafone mHealth Solutions uses mobile communications to improve the efficiency of healthcare. In developed countries our focus is on remote care services, including assisted living and condition management, saving costs and improving patients' quality of life, as well as mobile-based services that increase the efficiency of clinical trials. In emerging markets we are using mobile to improve access to medicine, for example, 'SMS for Life', a supply chain management solution which helps clinics manage supplies of malaria drugs. It has successfully improved stock management in Tanzania and is now being rolled out in other countries in collaboration with Novartis and other pharmaceutical companies.

Mobile communications, particularly M2M connections, have been playing a part in the transition to a low carbon society by facilitating the development of smart energy grids and improving the efficiency and emissions from vehicle travel (see "M2M services" see page 22). We have been working with British Gas in the UK and Italgas in Italy to provide M2M connections in homes for over one million smart meters to allow consumers to monitor and reduce their electricity and gas use.

Eco-efficiency
Our total CO_2 emissions increased by 62.6% to 1.96 million tonnes principally due to the inclusion of India, South Africa, Ghana and Qatar in our reporting, and were approximately level against last year on a like-for-like basis. Our target is to reduce our absolute CO_2 emissions in developed markets by 50% from the 2007 financial year baseline by March 2020, and

50%
CO_2 reduction target in developed markets versus the 2007 baseline by March 2020

Sustainable business

SustainabiLity underpins everything we do Strategy our focus is on remote care services, including assisted Living H f\0/ Oursustainabilitystrategyhasthreecomponents: and condition management, saving costs and improving +J\JsO m sustainable societies: helping create more sustainable patients’ quality of life, as well as mobile-based services that C02 reduction societies by providing communication services to meet increase the efficiency of clinical trials. In emerging markets target in developed the needs ofpeople in emerging markets and facilitating we are using mobile to improve access to medicine, for markets versus the the transition to a low carbon society; example, ‘SMS for Life’, a supply chain management solution 2007 baseline by ¦ eco-efficiency: cutting our carbon footprint in developed which helps clinics manage supplies of malaria drugs. It has March 2020 markets, reducing carbon intensity in rapidly growing successfully improved stock management in Tanzania and emerging markets and minimising other environmental is now being rolled out in other countries in collaboration impacts; and with Novartisand other pharmaceuticalcompanies. ¦ ethical business: ensuring responsible, ethical and honest behaviour throughout our operations and supply chain. Mobile communications, particularly M2M connections, have been playing a part in the transition to a low carbon society by Performance for the year facilitating the development of smart energy grids and Creating more sustainable societies improving the efficiency and emissionsfrom vehicle travel (see Our networks, products and services have been making a “M2Mservices“seepage22).WehavebeenworkingwithBritish difference to people’slivesaroundtheworldandcontributingto Gas in the UK and Italgas in Italy to provide M2M connections achieving the United Nations’ Millennium Development Goals, in homesforoverone million smart meterstoallowconsumers to monitor and reduce their electricity and gas use. Many of our innovative services, pricing plans and products, such as Vodafone WebBox, Vodafone-branded handsets and Eco-efficiency Vodafone M-Pesa are tailored to emerging markets. See Our total C02 emissions increased by 62.6% to 1.96 million “Focus on key areas of growth potential: Emerging markets” tonnes principally due to the inclusion of India, South Africa, onpage20forfurtherinformation. Ghana and Qatar in our reporting, and were approximately level against last year on a like-for-like basis. Our target is to Vodafone mHealth Solutions uses mobile communicationsto reduce our absolute C02 emissions in developed markets by improve the efficiency of healthcare. In developed countries 50% from the 2007 financialyear baseline by March 2020, and

Business review

Vodafone Group Plc Annual Report 2011 31

Instant Network
Vodafone Foundation and Group Technology worked with Huawei and Telecoms Sans Frontieres to develop a portable GSM/EDGE mobile network that provides instant mobile coverage for emergency situations in under 40 minutes, which fits into three suitcase-size boxes to be transported by plane worldwide.

We are deploying more efficient equipment across our network, working with suppliers to develop more efficient equipment, and using solar and wind power to generate renewable energy for off-grid base stations.

Ethical business

Social investment

Energy efficiency
Solar and wind power generating renewable energy for our off-grid base stations in Spain.

Sustainability governance

The Vodafone Sustainability Expert Advisory Panel met twice during the year to discuss various issues. We engage a wide range of stakeholders, including customers, investors, employees, suppliers, communities, governments and regulators.

Our 11th annual sustainability report, which is assured by Ernst & Young LLP using the International Standard on Assurance Engagements ('ISAE 3000') to check adherence to the AA1000 AccountAbility Principles Standard ('AA1000APS'), is available at www.vodafone.com/sustainability. 16 local markets also publish their own sustainability reports.

Key performance indicators[(1)]

	2011	2010	2009
Vodafone Group			
Energy use (GWh) (direct and indirect)	4,117	3,278	3,044
Carbon dioxide emissions (millions of tonnes)	1.96	1.21	1.22
Percentage of energy sourced from renewables	19.42	23	19
Number of phones collected for reuse and recycling (millions)	1.23	1.33	1.53
Network equipment waste generated (tonnes)	7,473	5,870	4,944
Percentage of network equipment waste sent for reuse or recycling	99	98	97

VodafoneGroupPlcAnnualReport2011 31 Instant Network Vodafone Foundation and Group Technology worked M with Huawei and Telecoms l^—^^^B ‘ Sans Frontieresto develops |TjL ^^^^^^^^^ portable GSM/EDGE mobile JI | feh network that provides ‘^M I ‘• ^f instant mobile coverage i Jj “ ‘ for emergency situations ¦ ¦ f^^B ‘ ^B; in under 40 minutes, which - “; ^^^^^^^ fits into three suitcase-size ^^ boxes to be transported by plane worldwide. in emerging markets we are setting carbon intensity targets to Sustainability governance reduce emissions per network node. The Executive Committee is ultimately responsible for our sustainability performance and receives a formal update every We are deploying more efficient equipment across our year, as does the Board. Each local market has a sustainability network, working with suppliers to develop more efficient management structure and a system for monitoring equipment, and using solar and wind power to generate performance and reporting to the Group. We also influence renewable energyforoff-grid base stations. and monitor the sustainability performance of our joint ventures, outsourcing partners and other organisations with Ethical business whichwework. Our business and sustainability strategies are underpinned by our business principles and code of conduct which stress The Vodafone Sustainability Expert Advisory Panel met the importance of responsible, ethical and honest behaviour twice during the year to discuss various issues. We engage in everything we do. This means being a responsible a wide range of stakeholders, including customers, employer, maintaining the health and safety of our employees investors, employees, suppliers, communities, governments and contractors (see “People” on page 32), ensuring high and regulators, standards of labour and environmental protection in our supply chain, transparent and ethical business practices, clear Our 11th annualsustainability report, which isassured by Ernst pricing and maintaining a safe internet experience (including & Young LLP using the International Standard on Assurance child safety and privacy). In response to the proposed Engagements(‘ISAE3000’)tocheckadherencetotheAA1000 disclosure requirements on conflict minerals required by Account Ability Principles Standard CAA1000APS’), is available the US Dodd-Frank legislation, we continue to strengthen our at www.vodafone.com/sustainability. 16 local markets also due diligence activities on the source and chain of custody of publish their own sustainability reports, these materials. The issue of human rights and access to communications has been brought into sharp focus by Key performance indicators’11 continuing eventsin the Middle East and North Africa. 2011 2010 2009 Vodafone Group Social investment - The Vodafone Foundation and its network of 27 local Energy use (GWh) foundations continue to invest in the communities in which (direct and indirect) 4,117 5,278 5,044 Vodafone operates. Specific initiatives include Mobiles for Carbon dioxide emissions Good projects which include the piloting of handsets for (millions of tonnes) 1.96 1.21 1.22 women at risk of domestic violence and an instant network D«,rar,(,n.,,( »r,»^,. Percentage of energy which provides rapid network coverage for emergencies, sourced from renewables 19.42 25 19 Red Alert SMS fundraising services for emergency appeals and its World of Difference programme which enables Number of phones collected for individuals to take paid time to work for a charity of their reuse and recycling (millions) 1.25 1.55 1.55 choice for up to a year. We make grants to a variety of local Network equipment waste charitable organisations meeting the needs of their generated (tonnes) 7,475 5,870 4,944 communities. Total donations for the year were £49.6 million : and included donations of £5.2 million towards foundation Percentage of network equipment operating costs. waste sent for reuse or recycling 99 98 97 NJote: (1)These performance indicators were calculated using actual or estimatec data collected by our mobile operating companies. The data is sourced frorr nvoices, purchasing requisitions, direct data measurement and estimations where required. The carbon dioxide emissions figures are calculated using the kWh/CO., conversion factor for the electricity provided by the national grid, suppliers or the International Energy Agency and for other energy sources in each operating company. The 2011 data includes India, Ghana, Qatar and South Africa but excludes all other Vodacom markets. Our joint venture in Italy is included inallyears.

32 Vodafone Group Plc Annual Report 2011

The Vodafone Way

The Vodafone Way is about a consistent way of working, with speed, simplicity and trust. The aim is to be an admired organisation which delivers through being customer obsessed, innovation hungry, ambitious and competitive, and one company with local roots. We launched a global recognition initiative to identify people who are role models for The Vodafone Way and have recognised over 300 'The Vodafone Way Global Heroes'.

People

Organisation effectiveness and change

We employed an average of around 83,900 people worldwide during the year and saw an increase in the percentage of women in senior roles, up from 14.5% to 16.5%. People numbers have changed in different areas of the business according to overall business strategy. For example: in Vodacom head count was increased to support the growing enterprise business and data; in India, we increased headcount to grow the business; in Ghana, to drive operational efficiency, we reduced headcount through redundancy and outsourcing of network operations, call centres and facilities; and in the UK we reduced back office roles and increased investment in customer facing activities.

We have also made a number of changes to our structure, governance and accountabilities to help us concentrate on our main commercial and financial priorities. These changes include the creation of a Group Commercial unit, expansion of the role and scope of Group Technology to oversee all operating companies, the consolidation of our regional structure into two distinct regions, plus reporting line changes to align teams more closely with their functions.

Employment policies and employee relations

Our goal is to create a working culture that is inclusive for all. We believe that having a diverse workforce helps to meet the different needs of our customers across the globe. An inclusive culture and environment is one which respects, values, celebrates and makes the most of the individual differences we each bring to Vodafone, to the benefit of our customers, employees, shareholders, business partners and the wider communities in which we operate. We do not condone unfair treatment of any kind and offer equal opportunities in all aspects of employment and advancement regardless of race, nationality, gender, age, marital status, sexual orientation, disability, religious or political beliefs. This also applies to agency workers, the self-employed and contract workers who work for us. In our latest people survey, 87% of employees agreed that Vodafone treats people fairly, regardless of their gender, background, age or beliefs.

Employees by location (%)

15
7
5
10
13
9
41

- Germany
- Italy
- Spain
- UK
- India
- Vodacom
- Other

People Our people are integral to building and sustaining our success Organisation effectiveness and change Employment policies and employee relations Employees by We employed an average of around 83,900 people worldwide Our employment policies are developed to reflect local legal, location (%) during the year and saw an increase in the percentage of cultural and employment requirements. We aim to be ^^^^ women in senior roles, up from 14.5% to 16.5%. People recognised as an employer of choice and therefore seek to ^^ numbers have changed in different areas of the business maintain high standards and good employee relations according to overall business strategy. For example: in wherever we operate. t/k Vodacom head count was increased to support the growing ^3 enterprise businessand data; in India, we increased headcount Our goal is to create a working culture that is inclusive for all. to grow the business; in Ghana, to drive operational efficiency, We believe that having a diverse workforce helps to meet the we reduced headcount through redundancy and outsourcing different needs ofourcustomersacrosstheglobe.An inclusive ¦ Germany ofnetworkoperations,callcentresandfacilities;andintheUK culture and environment is one which respects, values, ¦ Italy we reduced back office roles and increased investment in celebrates and makes the most of the individual differences ¦ Spair customer facing activities. we each bring to Vodafone, to the benefit of our customers, ¦ UK employees, shareholders, business partners and the wider ¦ India We have also made a number of changes to our structure, communities in which we operate. We do not condone unfair ¦ Vodacom governance and accountabilities to help us concentrate on treatment of any kind and offer equal opportunities in all Other our main commercial and financial priorities. These changes aspects of employment and advancement regardless of race, includethecreationofaGroupCommercialunit.expansionof nationality, gender, age, marital status, sexual orientation, the role and scope of Group Technology to oversee all disability, religious or political beliefs. This also applies to operating companies, the consolidation of our regional agency workers, the self-employed and contract workers who structure into two distinct regions, plus reporting line changes work for us. In our latest people survey, 87% of employees to align teams more closely with theirfunctions. agreed that Vodafone treats people fairly, regardless of their gender, background, age or beliefs.

Business review

Vodafone Group Plc Annual Report 2011 33

83,900
Average employees

29
Nationalities in top senior management roles

Health, safety and wellbeing

Culture, communications and engagement

In October 2010 we carried out our sixth annual global people survey. The survey measures employees' level of engagement, a combination of pride, loyalty and motivation and 90% of those surveyed responded. We achieved an overall employee engagement score of 75 which means we have maintained a high score in employee engagement for the third year running.

Regular, consistent and open communication is fundamental to high levels of employee engagement. Our people have access to information about our business through a global intranet, with local translations and content where appropriate. The Chief Executive communicates directly with all employees through regular team meetings, email and video updates and this is reinforced by local chief executive communications in all our markets. Relevant performance and change issues are also discussed with our employees through team meetings, round table discussions or through elected representative bodies in some of the European countries.

Talent and resourcing

During the year our employees continued to perform at a high level and we strengthened our leadership team. This was achieved partly by introducing talent identification tools and partly by investing in staff with high potential and helping them with their career planning and development. Quarterly talent reviews are held to discuss performance, succession plans and key individuals, and at our monthly Executive Committee meetings we discuss the senior leadership roles.

Learning and capability development

We are committed to helping people reach their full potential through ongoing training and development. People identify and agree their development objectives with their managers every year as part of the performance dialogue process. Local, functional and global learning programmes are provided to meet people's development needs, delivered through a blend of classroom training, e-learning, coaching, mentoring and on-the-job experience.

During the year we invested around £55 million in training programmes. In our most recent people survey, 72% of our employees rated the opportunity to develop the skills that they need to do their job well as good or very good.

Inspire, our global leadership development programme for high-potential managers, is in its fourth year. So far, 124 people have completed the programme.

Performance, reward and recognition

Global short-term incentive plans are offered to a large percentage of employees and global long-term incentive plans are offered to our senior managers. Both plans are paid according to individual and company performance.

Key performance indicators

	2011	2010	2009
Number of employees[1]	83,862	84,990	79,097
Nationalities in top senior management roles	29	26	23
Women in top senior management roles (%)	16.5	14.5	13.1
Employee turnover rates (%)[2]	15	13	13

Notes:
(1) Represents the average number of employees in our controlled and jointly controlled markets during the year.
(2) Based on our controlled markets and our joint venture in Italy.

Diversity and inclusion
Our inclusive culture respects, values, celebrates and makes the most of the diversity of our people.

Vodafone Group Pic Annual Report 2011 33 Q7 Qf\f\ The main emphasis of our global diversity strategy has been plans and key individuals, and at our monthly Executive 0+D)Js\J\J on gender diversity and to increase the number of women in Committee meetings we discuss the senior leadership roles. Average employees management positions which has risen to 16.5%. Efforts to increase the percentage further will continue during the A global graduate and recruitment programme was introduced 2012 financialyear. Our second priority has been to increase with a target to hire 250-300 top graduates across the Group O Q talent from our emerging markets in Group roles and senior during the year. By 31 March 2011 we had recruited 306. In L- J leadership positions. addition, we partnered with nine leading MBA schools in Europe, Nationalities the US, Africa and India to recruit 15-20 MBA graduates for key in top senior During the year we ran a series of two-and-a-half day diversity management roles. management roles and inclusion workshops for over 450 people from human resources teams globally to support their senior leaders who Learning and capability development had previously all attended inclusive leadership workshops in We are committed to helping people reach their full potential their local market. through ongoing training and development. People identify and agree their development objectives with their managers Health, safety and wellbeing every year as part of the performance dialogue process. Local, The health, safety and wellbeing of everyone affected by our functional and global learning programmes are provided to business activities has continued to be a high priority. The meet people’s development needs, delivered through a blend implementation of the Vodafone fatality prevention plan saw of classroom training, e-leaming, coaching, mentoring and on- a significant reduction, of 33%, in fatalities in India, Ghana and the-job experience. Turkey, where there were 14 fatalities in those countries this year compared with 21 in the previous year. Sadly, across the During the year we invested around £55 million in training Group 21 fatalities have occurred this year including four programmes. In our most recent people survey, 72% of our fatalities that occurred within the Vodacom Group operations, employees rated the opportunity to develop the skills that which are included in the Group figure for the first time this theyneedtodotheirjobwellasgoodorverygood, year. The Vodafone fatality prevention plan has now been rolled out across Vodacom’s subsidiaries which has seen a Inspire, our global leadership development programme for reduction in fatal incidents to one in the last six months of the high-potential managers, is in its fourth year. So far, 124 people financial year. Out of the Group total 17 were third-party havecompletedtheprogramme. contractors and four were Vodafone employees. Further detailscan befoundintheGroup’s2011 sustainability report. Performance, rewardand recognition We reward employees based on their performance, potential As part of a more robust governance programme, we and contribution to the success of the business and we aim introduced external health and safety benchmark reviews, to provide competitive and fair rates of pay and benefits in These reviews evaluated health and safety management every country where we operate. We also offer competitive systems in several countries, including New Zealand, Czech retirement and other benefit provisions which vary depending Republic, Hungary, Romania, Vodacom South Africa and Egypt, on conditions and practices in local markets. Culture, communications and engagement Global short-term incentive plans are offered to a large In October 2010 we carried out our sixth annual global people percentage of employees an d global long-term incentive survey.The survey measures employees’levelof engagement, plans are offered to our senior managers. Both plans are paid a combination of pride, loyalty and motivation and 90% of according to individualand company performance, those surveyed responded. We achieved an overall employee engagement score of 75 which means we have maintained a Key performance indicators highscoreinemployeeengagementforthethirdyearrunning. 2011 2010 2009 Number of employees™ 83,862 84,990 79,097 Regular, consistent and open communication is fundamental —; —; ; to high levels of employee engagement. Our people have Nationalities in top senior access to information about our business through a global management roles 29 26 25 intranet.withlocaltranslationsandcontentwhereappropriate. Women in top senior TheChiefExecutivecommunicatesdirectlywithallemployees management roles (%) 16.5 14.5 13.1 through regular team meetings, email and video updates and tttt: this is reinforced by local chief executive communications in Employee turnover rates (%F 15 15 15 all our markets. Relevant performance and change issues are Notes: alSO diSCUSSed With Our employees through team meetings, (1) Represents the average number of employeesinourcontrolled and jointly round table discussions or through elected representative ,,, controlled marketsduring the year 3 r (2) Based on our controlled markets and ourjointventure in Italy. bodiesin some of the European countries. Our culture is based on The Vodafone Way. All of our senior Leadership team (approximately 250 people) have now been through the Leading in The Vodafone Way workshop which provides a picture of howThe Vodafone Way works day-to-day. Local markets will roll out a similar programme for all their managers. We have also created a community of ‘change Leads’, senior leaders who meet regularly to identify what more ^^^^ canbedonetofurtherembedTheVodafoneWay. ^^te*_ Diversity and inclusion Talent and resourcing ^ Our inclusive culture Duringtheyearouremployeescontinuedtoperformatahigh t respects, values, Level and we strengthened our leadership team. This was i™ \ j tj I celebrates and makes achieved partly by introducing talent identification tools and bA ^* ''^ the most of the diversity partly by investing in staff with high potential and helping \ Hl. of our people. them with their career planning and development. Quarterly ^B, ‘ 1 , r J^W talent reviews are held to discuss performance, succession H. .

34   Vodafone Group Plc Annual Report 2011
Operating results
This section presents our operating performance, providing commentary on how the revenue and the adjusted EBITDA performance of the Group and its operating segments within Europe, Africa, Middle East and Asia Pacific, and Non-Controlled Interests and Common Functions have developed in the last three years.
2011 financial year compared to the 2010 financial year
Group(1)(2)

			Non-Controlled
		Africa,	Interests and
		Middle East	Common
	Europe	and Asia	Functions(3)	Eliminations	2011	2010	% change
	£m	Pacific £m	£m	£m	£m	£m	£	Organic(4)

Revenue	32,015	13,304	659	(94)	45,884	44,472	3.2	2.8
Service revenue	30,097	12,292	412	(63)	42,738	41,719	2.4	2.1
Adjusted EBITDA	10,823	3,999	(152)	—	14,670	14,735	(0.4)	(0.7)

Adjusted operating profit	5,726	1,272	4,820	—	11,818	11,466	3.1	1.8
Adjustments for:
Impairment losses					(6,150)	(2,100)
Other income and expense(5)					(72)	114

Operating profit					5,596	9,480
Non-operating income and expense(6)					3,022	(10)
Net investment income/(financing costs)					880	(796)

Profit before taxation					9,498	8,674
Income tax expense					(1,628)	(56)

Profit for the financial year					7,870	8,618

Notes:

(1)	The Group revised its segment structure on 1 October 2010. See note 3 to the consolidated financial statements.

(2)	Current period results reflect average exchange rates of £1:€1.18 and £1:US$1.56.

(3)	Common Functions primarily represent the results of the partner markets and the net result of unallocated central Group costs.

(4)	Organic growth includes Vodacom at the current level of ownership but excludes Australia following the merger with Hutchison 3G Australia on 9 June 2009.

(5)	Other income and expense for the year ended 31 March 2011 included £56 million representing the net loss on disposal of certain Alltel investments by Verizon Wireless. This is included within the line item “Share of results in associates” in the consolidated income statement.

(6)	Non-operating income and expense for the year ended 31 March 2011 includes £3,019 million profit arising on the sale of the Group’s 3.2% interest in China Mobile Limited. For further details see “Other significant transactions” on page 49.

Revenue
Group revenue increased by 3.2% to £45,884 million and Group service revenue increased by 2.4% to £42,738 million. On an organic basis Group service revenue increased by 2.1%(*), with a 0.8 percentage point improvement between the first and second half as both Europe and AMAP delivered improved organic service revenue trends.
In Europe service revenue fell by 0.4%(*) with a decline of 0.3%(*) in the second half of the year. Both the UK and Germany performed well delivering full year service revenue growth of 4.7%(*) and 0.8%(*) respectively. Spain continued to experience economic pressures which have intensified competition leading to a 6.9%(*) decline in service revenue. Service revenue also declined by 2.1%(*) in Italy driven by a challenging economic and competitive environment combined with the impact of termination rate cuts. Our improved commercial offers in Turkey have delivered service revenue growth of 28.9%(*), despite a 52% cut in termination rates which was effective from 1 April 2010. Challenging economic and competitive conditions continued in our other central European businesses where service revenue growth was also impacted by mobile termination rate cuts. European enterprise revenue increased by 0.5%(*) with improved roaming activity and important customer wins.
In AMAP service revenue grew by 9.5%(*). Vodacom continued to perform well, with strong data revenue growth from mobile broadband offsetting weaker voice revenue which was impacted by two termination rate cuts during the year. In India service revenue increased by 16.2%(*), driven by an increase in the mobile customer base and a more stable pricing environment towards the end of the year. In Qatar the customer base reached 757,000 by the end of the year, with 45% of the population now actively using Vodafone services less than two years after launch. On an organic basis, service revenue in Egypt declined by 0.8%(*) where performance was impacted by the socio-political unrest during the fourth quarter.
Adjusted EBITDA and profit
Adjusted EBITDA decreased by 0.4% to £14,670 million with a 1.1 percentage point decline in both the reported and organic adjusted EBITDA margin.
In Europe adjusted EBITDA decreased by 3.7%(*), with a decline in adjusted EBITDA margin of 1.7 percentage points, primarily driven by a reduction in service revenue in most markets and higher investment in acquisition and retention costs, partially offset by operating cost efficiencies.
In AMAP adjusted EBITDA increased by 7.5%(*), driven primarily by growth in India, together with improvements in Vodacom, Ghana, New Zealand and Qatar, partially offset by a slight decline in Egypt. The adjusted EBITDA margin fell 0.6 percentage points(*), the two main factors behind the decline being higher recurring licence fee costs in India and the change in regional mix from the strong growth in India.
Adjusted operating profit grew by 3.1% as a result of an increase in the Group’s share of results of Verizon Wireless partially offset by the decline in Group adjusted EBITDA. The Group’s share of results in Verizon Wireless, the Group’s associate in the United States, increased by 8.5%(*) primarily due to the expanding customer base, robust data revenue, efficiencies in operating expenses and lower acquisition costs partially offset by higher customer retention costs reflecting the increased demand for smartphones in the United States.
The Group recorded other net income of £5,342 million, primarily in relation to a £2.8 billion net gain on the sale of the Group’s interests in China Mobile Limited, £1.8 billion on the settlement of a tax case and £0.5 billion from the disposal of investments in SoftBank Mobile Corp.
Operating profit decreased by 41.0% primarily due to higher impairment losses compared to the prior year. Impairment losses totalling £6,150 million were recorded relating to our businesses in Spain (£2,950 million), Italy (£1,050 million), Ireland (£1,000 million), Greece (£800 million) and Portugal (£350 million) primarily resulting from increased discount rates as a result of

Vodafone Group Plc Annual Report 2011   35
Performance

increases in government bond rates together with lower cash flows within business plans, reflecting weaker country-level macro economic environments. The impairment loss in the prior year was £2,100 million.
Profit for the year decreased by 8.7%.
Net investment income/(financing costs)

	2011	2010
	£m	£m

Investment income	1,309	716
Financing costs	(429)	(1,512)

Net investment income/(financing costs)	880	(796)

Analysed as:
Net financing costs before income from investments	(852)	(1,024)
Potential interest charges arising on settlement of outstanding tax issues(1)	(46)	(23)
Income from investments	83	145
Foreign exchange(2)	256	(1)
Equity put rights and similar arrangements(3)	95	(94)
Interest related to the settlement of tax cases(4)	872	201
Disposal of SoftBank financial instruments(5)	472	—

	880	(796)

Notes:

(1)	Excluding interest credits related a tax case settlement.

(2)	Comprises foreign exchange rate differences reflected in the income statement in relation to certain intercompany balances and the foreign exchange rate differences on financial instruments received as consideration on the disposal of Vodafone Japan to SoftBank in April 2006.

(3)	Includes foreign exchange rate movements, accretion expense and fair value charges. Further details of these options are provided on page 51.

(4)	The £872 million in the year ended 31 March 2011 relates to the settlement of a tax case and the £201 million in the year ended 31 March 2010 relates to the settlement of the German tax loss claim.

(5)	See “Other significant transactions” on page 49.
Net financing costs before income from investments decreased from £1,024 million to £852 million primarily due to a reduction in net debt, partially offset by an increase in average interest rates for debt denominated in US dollars. At 31 March 2011 the provision for potential interest charges arising on settlement of outstanding tax issues was £398 million (31 March 2010: £1,312 million), with the reduction primarily reflecting the settlement of a tax case.
Taxation
The adjusted effective tax rate for the year ended 31 March 2011 was 24.5%. This is in line with the adjusted effective tax rate for the year ended 31 March 2010 of 24.0%. Tax on adjustments to derive adjusted profit before tax includes tax payable on the gain on the disposal of the Group’s 3.2% interest in China Mobile Limited.
Income tax expense includes a credit of £929 million arising as a result of the settlement of a tax case in July 2010. For further details see note 4 to the consolidated financial statements in the half-year financial report for the six months ended 30 September 2010.
Earnings per share
Adjusted earnings per share increased by 4.0% to 16.75 pence for the year ended 31 March 2011 due to growth in adjusted earnings and a reduction in shares arising from the Group’s share buyback programme. Basic earnings per share decreased to 15.2 pence primarily due to the £6,150 million of impairment charges partially offset by a gain on disposal of the Group’s 3.2% interest in China Mobile Limited and the settlement of a tax case.

	2011	2010
	£m	£m

Profit attributable to equity shareholders	7,968	8,645

Pre-tax adjustments:
Impairment loss	6,150	2,100
Other income and expense(1)(4)	72	(114)
Non-operating income and expense(2)(4)	(3,022)	10
Investment income and financing costs(3)(4)	(1,695)	(106)

	1,505	1,890

Taxation	(697)	(2,064)

Adjusted profit attributable to equity shareholders	8,776	8,471

Weighted average number of shares outstanding
Basic	52,408	52,595
Diluted	52,748	52,849

Notes:

(1)	The year ended 31 March 2011 includes £56 million representing the net loss on disposal of certain Alltel investments by Verizon Wireless. This is included within the line item “Share of results in associates” in the consolidated income statement.

(2)	The year ended 31 March 2011 includes £3,019 million representing the profit arising on the sale of the Group’s 3.2% interest in China Mobile Limited.

(3)	See notes 2, 3, 4 and 5 in “Net investment income/(financing costs)” above.

(4)	These amounts comprise ‘Other net income’ of £5,342 million

Europe(1)

	Germany	Italy	Spain	UK	Other	Eliminations	Europe	% change
	£m	£m	£m	£m	£m	£m	£m	£	Organic

Year ended 31 March 2011
Revenue	7,900	5,722	5,133	5,271	8,253	(264)	32,015	(2.5)	0.6
Service revenue	7,471	5,432	4,735	4,931	7,787	(259)	30,097	(3.4)	(0.4)
Adjusted EBITDA	2,952	2,643	1,562	1,233	2,433	—	10,823	(7.1)	(3.7)
Adjusted operating profit	1,548	1,903	915	348	1,012	—	5,726	(9.8)	(6.1)
Adjusted EBITDA margin	37.4%	46.2%	30.4%	23.4%	29.5%		33.8%

Year ended 31 March 2010
Revenue	8,008	6,027	5,713	5,025	8,357	(297)	32,833
Service revenue	7,722	5,780	5,298	4,711	7,943	(295)	31,159
Adjusted EBITDA	3,122	2,843	1,956	1,141	2,582	—	11,644
Adjusted operating profit	1,695	2,107	1,310	155	1,084	—	6,351
Adjusted EBITDA margin	39.0%	47.2%	34.2%	22.7%	30.9%		35.5%

Note:

(1)	The Group revised its segment structure on 1 October 2010. See note 3 to the consolidated financial statements.

36   Vodafone Group Plc Annual Report 2011
Operating results continued

Revenue declined by 2.5% reflecting a 3.2 percentage point impact from unfavourable foreign exchange rate movements. On an organic basis service revenue declined by 0.4%(*) reflecting reductions in most markets offset by growth in Germany, the UK, the Netherlands and Turkey. The decline was primarily driven by lower voice revenue resulting from continued market and regulatory pressure on pricing and the challenging economic climate, partially offset by growth in data and fixed line revenue.
Adjusted EBITDA decreased by 7.1% including a 3.5 percentage point impact from unfavourable exchange rate movements. On an organic basis adjusted EBITDA decreased by 3.7%(*), with a 1.7 percentage point decline in adjusted EBITDA margin resulting from a reduction in service revenue in most markets and higher customer investment, partially offset by operating cost savings.

	Organic	M&A	Foreign	Reported
	change	activity	exchange	change
	%	pps	pps	%

Revenue — Europe	0.6	0.1	(3.2)	(2.5)

Service revenue
Germany	0.8	—	(4.1)	(3.3)
Italy	(2.1)	—	(3.9)	(6.0)
Spain	(6.9)	—	(3.7)	(10.6)
UK	4.7	—	—	4.7
Other Europe	0.5	0.5	(3.0)	(2.0)

Europe	(0.4)	0.1	(3.1)	(3.4)

Adjusted EBITDA
Germany	(1.5)	—	(3.9)	(5.4)
Italy	(3.1)	—	(3.9)	(7.0)
Spain	(16.8)	—	(3.3)	(20.1)
UK	8.0	—	—	8.0
Other Europe	(2.4)	0.2	(3.6)	(5.8)

Europe	(3.7)	0.1	(3.5)	(7.1)

Adjusted operating profit
Germany	(4.9)	—	(3.8)	(8.7)
Italy	(5.9)	—	(3.8)	(9.7)
Spain	(27.3)	—	(2.9)	(30.2)
UK	125.1	—	—	125.1
Other Europe	(2.0)	0.3	(4.9)	(6.6)

Europe	(6.1)	0.1	(3.8)	(9.8)

Germany
Service revenue increased by 0.8%(*) driven by strong data and messaging revenue growth. Data revenue grew by 27.9%(*) as a result of increased penetration of smartphones and Superflat Internet tariffs. Mobile revenue remained stable in the fourth quarter despite a termination rate cut effective from 1 December 2010. Enterprise revenue grew by 3.6%(*) driven by strong customer and data revenue growth.
Adjusted EBITDA declined by 1.5%(*), with a 1.6 percentage point reduction in the adjusted EBITDA margin. This decline was driven by increased customer acquisition and retention, contributed to by the launch of the iPhone in the third quarter, partially offset by operating cost efficiencies.
During the year we acquired LTE spectrum in Germany and launched LTE services towards the end of the year, initially targeting rural areas underserved by fixed broadband.
Italy
Service revenue declined by 2.1%(*) primarily driven by the challenging economic and competitive environment, the impact of termination rate cuts and customer tariff optimisation. The average contract customer base grew by 12.6% enabling the partial offset of these pressures. Data revenue growth remained strong at 21.5%(*) driven by the high level of customers migrating to smartphones and taking advantage of data plans. There was continued investment to improve quality and coverage of the network. Fixed line revenue continued to grow with the broadband customer base reaching 1.7 million at 31 March 2011 on a 100% basis.
Adjusted EBITDA decreased by 3.1%(*), with a fall in the adjusted EBITDA margin of 1.0 percentage point, as a result of the decline in service revenue and higher investment in acquisition and retention costs partially offset by a reduction in operating expenses.
Spain
Service revenue declined by 6.9%(*) impacted by continued intense competition, general economic weakness and the penetration of lower priced tariffs into the customer base. New integrated plans were introduced in the third quarter in response to the demand for combined voice and data tariffs driven by the increase in smartphones. Data revenue grew by 14.8%(*) driven by mobile broadband and mobile internet. One-off items contributed to a 1.8 percentage point(*) improvement to service revenue growth for the fourth quarter.
Adjusted EBITDA declined 16.8%(*), with a 3.8 percentage point fall in the adjusted EBITDA margin, due to lower service revenue and proportionately higher acquisition and retention costs, partially offset by a reduction in operating expenses.
UK
Service revenue increased by 4.7%(*) driven by data revenue growth due to increasing penetration of smartphones and mobile internet bundles and strong net contract customer additions, which more than offset continued competitive pressures and weaker prepaid revenue. The termination rate cuts announced in March 2011 are expected to have a significant negative impact on revenue growth during the 2012 financial year.
Adjusted EBITDA increased by 8.0%(*) with the adjusted EBITDA margin increasing by 0.7 percentage points, reflecting higher service revenue partially offset by higher customer acquisition and retention costs.
Other Europe
Service revenue increased by 0.5%(*) with growth in Turkey and the Netherlands being partially offset by declines in other markets due to the challenging economic environment and intense competitive factors. In Turkey service revenue grew by 28.9%(*) driven by strong growth in both data and voice revenue, despite a 52% cut in termination rates effective from 1 April 2010. In Greece service revenue declined by 19.4%(*) with intense competition driving a reduction in prepaid revenue and economic factors leading to customer tariff optimisation.
Adjusted EBITDA declined by 2.4%(*), with declines in all markets except Turkey and the Netherlands, due primarily to lower service revenue and higher acquisition and retention costs partially offset by operating cost efficiencies.

Vodafone Group Plc Annual Report 2011   37

Africa, Middle East and Asia Pacific(1)	Performance

					Africa,
					Middle East
					and Asia
	India	Vodacom	Other	Eliminations	Pacific	% change
	£m	£m	£m	£m	£m	£	Organic(2)

Year ended 31 March 2011
Revenue	3,855	5,479	3,971	(1)	13,304	20.0	9.5
Service revenue	3,804	4,839	3,650	(1)	12,292	20.0	9.5
Adjusted EBITDA	985	1,844	1,170	—	3,999	20.7	7.5
Adjusted operating profit	15	827	430	—	1,272	55.5	8.6
Adjusted EBITDA margin	25.6%	33.7%	29.5%		30.1%

Year ended 31 March 2010
Revenue	3,114	4,450	3,526	(1)	11,089
Service revenue	3,069	3,954	3,224	(1)	10,246
Adjusted EBITDA	807	1,528	977	—	3,312
Adjusted operating (loss)/profit	(37)	520	335	—	818
Adjusted EBITDA margin	25.9%	34.3%	27.7%		29.9%

Notes:

(1)	The Group revised its segment structure on 1 October 2010. See note 3 to the consolidated financial statements.

(2)	Organic growth includes Vodacom at the current level of ownership and excludes Australia following the merger with Hutchison 3G Australia on 9 June 2009.
Revenue grew by 20.0% with an 8.5 percentage point benefit from foreign exchange rate movements and the full year impact of the consolidation of Vodacom results from 18 May 2009 partially offset by the impact of the creation of the Vodafone Hutchison Australia (‘VHA’) joint venture on 9 June 2009. On an organic basis service revenue grew by 9.5%(*) despite the impact of MTR reductions and difficult economic environments. The growth was driven by a strong performance in India and continued growth from Vodacom and the rest of the region, other than Egypt where performance was impacted by the socio-political unrest during the fourth quarter.
Adjusted EBITDA grew by 20.8% with foreign exchange rate movements contributing 8.0 percentage points of growth. On an organic basis adjusted EBITDA grew by 7.5%(*) driven primarily by growth in India, together with improvements in Vodacom, Ghana, Qatar and New Zealand, partially offset by a decline in Egypt following pricing pressure and socio-political unrest.

	Organic	M&A	Foreign	Reported
	change	activity	exchange	change
	%	pps	pps	%

Revenue –
Africa, Middle East and Asia Pacific	9.5	2.0	8.5	20.0

Service revenue
India	16.2	—	7.7	23.9
Vodacom	5.8	6.7	9.9	22.4
Other Africa, Middle East and Asia Pacific	7.2	(0.9)	6.9	13.2

Africa, Middle East and Asia Pacific	9.5	2.2	8.3	20.0

Adjusted EBITDA
India	15.1	—	7.0	22.1
Vodacom	4.9	4.9	10.9	20.7
Other Africa, Middle East and Asia Pacific	5.1	10.6	4.1	19.8

Africa, Middle East and Asia Pacific	7.5	5.3	8.0	20.8

Adjusted operating profit
India	134.0	—	6.5	140.5
Vodacom	5.7	38.2	15.1	59.0
Other Africa, Middle East and Asia Pacific	2.2	29.2	(3.0)	28.4

Africa, Middle East and Asia Pacific	8.6	39.9	7.0	55.5

India
Service revenue grew by 16.2%(*) including a 1.7 percentage point(*) benefit from Indus Towers, the Group’s network sharing joint venture. Growth was driven by a 39.0% increase in the average mobile customer base and stable usage per customer trends, partially offset by a fall in the effective rate per minute due to an increase in the penetration of lower priced tariffs into the customer base and strong competition in the market.
February 2011 saw the launch of commercial 3G services following the purchase of 3G spectrum in May 2010 and subsequent network build. By the end of the year 1.5 million customers had activated their 3G access.
Adjusted EBITDA grew by 15.1%(*) driven by the increase in the customer base and economies of scale which absorbed pricing and cost pressures.
Vodacom
Service revenue grew by 5.8%(*) driven by South Africa where growth in data revenue of 35.9%(*)(1) offset a decline in voice revenue caused by termination rate cuts effective from 1 March 2010 and 1 March 2011.
In South Africa data revenue growth was driven by a 48.9%(*) increase in data usage due to strong growth in mobile connect cards and smartphones. In addition, successful commercial activity, particularly in off-peak periods, drove higher voice usage during the year which partially offset the impact of termination rate cuts. Net customer additions returned to pre-registration levels for the first time in the third quarter, with the trend continuing during the fourth quarter with net additions of 1.2 million.
In Vodacom’s operations outside South Africa service revenue growth continued with strong performances from Tanzania and Mozambique. Trading conditions remain challenging in the Democratic Republic of Congo and the Gateway operations.
Adjusted EBITDA grew by 4.9%(*) driven by the increase in service revenue, strong handset sales and lower interconnection costs, partially offset by higher operating expenses.
On 1 April 2011 Vodacom refreshed its branding to more closely align with that of the Group.

Note:

(1)	Data revenue in South Africa grew by 41.8%(*). Excluding the impact of reclassifications between messaging and data revenue during the year, data revenue grew by 35.9%(*).

38   Vodafone Group Plc Annual Report 2011
Operating results continued
Other Africa, Middle East and Asia Pacific
Service revenue grew by 7.2%(*) with growth across all markets except Egypt. In Qatar the customer base reached 757,000 by the end of the year, with 45% of the population now actively using Vodafone services. The decline in Egypt service revenue was driven by a combination of termination rate reductions, competitive pressure on pricing and socio-political unrest during the fourth quarter, offset in part by strong customer and data revenue growth during the year. In Ghana service revenue growth of 21.0%(*) was supported by competitive tariffs and improved brand awareness.
VHA integration remains on track and a number of important initiatives were completed during the financial year to begin realising the benefits of the merger. Contact centre operations were consolidated into two major centres in Hobart and Mumbai India, substantial progress was made in the consolidation of the retail footprint, and a major refit of retail stores is underway. VHA appointed new suppliers for network managed services, core, transmission and IT managed services.
Adjusted EBITDA increased by 5.1%(*) driven by growth in Ghana, New Zealand and Qatar partially offset by a decline in Egypt resulting primarily from the lower effective price per minute but also impacted by the sociopolitical unrest during the fourth quarter.
Non-Controlled Interests and Common Functions Verizon Wireless(1)

	2011	2010		% change
	£m	£m	£	Organic(3)

Revenue	18,711	17,222	8.6	6.0
Service revenue	17,238	15,898	8.4	5.8
Adjusted EBITDA	7,313	6,689	9.3	6.7
Interest	(261)	(298)	(12.4)
Tax(2)	(235)	(205)	14.6
Share of result in Verizon Wireless	4,569	4,112	11.1	8.5

Notes:

(1)	All amounts represent the Group’s share unless otherwise stated.

(2)	The Group’s share of the tax attributable to Verizon Wireless relates only to the corporate entities held by the Verizon Wireless partnership and certain state taxes which are levied on the partnership. The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.

(3)	Organic growth rates include the impact of a non-cash revenue adjustment which was recorded by Verizon Wireless to defer previously recognised data revenue that will be earned and recognised in future periods. Excluding this the equivalent organic growth rates for service revenue, revenue,adjusted EBITDA and the Group’s share of result in Verizon Wireless would have been 6.4%(*), 6.6%(*), 8.2%(*) and 10.8%(*) respectively.
In the United States Verizon Wireless reported 2.6 million net mobile customer additions bringing its closing mobile customer base to 88.4 million, a 3.1% increase. Customer growth improved in the fourth quarter of the year following the launch of the iPhone 4 on the Verizon Wireless network in February 2011.
Service revenue growth of 5.8%(*) was driven by the expanding customer base and robust data revenue primarily derived from growth in the penetration of smartphones.
The adjusted EBITDA margin remained strong despite the competitive challenges and economic environment. Efficiencies in operating expenses and lower customer acquisition costs resulting from lower volumes have been partly offset by a higher level of customer retention costs reflecting the increased demand for smartphones.
As part of the regulatory approval for the Alltel acquisition, Verizon Wireless was required to divest overlapping properties in 105 markets. On 26 April 2010 Verizon Wireless completed the sale of network and licence assets in 26 markets, encompassing 0.9 million customers, to Atlantic Tele-Network for US$0.2 billion. On 22 June 2010 Verizon Wireless completed the sale of network assets and mobile licences in the remaining 79 markets to AT&T Mobility for US$2.4 billion. As a result the Verizon Wireless customer base reduced by approximately 2.1 million net customers on a 100% basis, partially offset by certain adjustments in relation to the Alltel acquisition.
On 23 August 2010 Verizon Wireless acquired a spectrum licence, network assets and related customers in southwest Mississippi and in Louisiana, formerly owned by Centennial Communications Corporation, from AT&T Inc. for cash consideration of US$0.2 billion. This acquisition was made to enhance Verizon Wireless’ network coverage in these two locations.
Verizon Wireless’ net debt at 31 March 2011 totalled US$9.6 billion (31 March 2010: US$22.4 billion).

Vodafone Group Plc Annual Report 2011   39
Performance
2010 financial year compared to the 2009 financial year
Group(1)

			Non-
		Africa,	Controlled
		Middle East	Interests and
		and Asia	Common
	Europe	Pacific	Functions(2)	Eliminations	2010	2009	% change
	£m	£m	£m	£m	£m	£m	£	Organic(3)

Revenue	32,833	11,089	667	(117)	44,472	41,017	8.4	(2.3)
Service revenue	31,159	10,246	397	(83)	41,719	38,294	8.9	(1.6)
Adjusted EBITDA	11,644	3,312	(221)	—	14,735	14,490	1.7	(7.4)

Adjusted operating profit	6,351	818	4,297	—	11,466	11,757	(2.5)	(7.0)
Adjustments for:
Impairment losses					(2,100)	(5,900)
Other income and expense					114	—

Operating profit					9,480	5,857
Non-operating income and expense					(10)	(44)
Net financing costs					(796)	(1,624)

Profit before taxation					8,674	4,189
Income tax expense					(56)	(1,109)

Profit for the financial year					8,618	3,080

Notes:

(1)	2010 results reflect average exchange rates of £1:€1.13 and £1:US$1.60.

(2)	Common Functions primarily represents the results of the partner markets and the net result of unallocated central Group costs and excludes income from intercompany royalty fees.

(3)	Organic growth includes India and Vodacom (except the results of Gateway) at the current level of ownership but excludes Australia following the merger with Hutchison 3G Australia on 9 June 2009.
Revenue
Group revenue increased by 8.4% to £44,472 million, with favourable exchange rates contributing 5.7 percentage points of growth and merger and acquisition activity contributing 5.0 percentage points. During the year the Group acquired an additional 15% stake in Vodacom and fully consolidated its results from 18 May 2009.
Group service revenue increased by 8.9% to £41,719 million, while organic service revenue declined by 1.6%(*). Service revenue was impacted by challenging economic conditions in Europe offset by growth in Africa, Middle East and Asia Pacific.
In Europe service revenue fell 3.8%(*), a 2.1 percentage point decline on the previous year reflecting challenging economic conditions in most markets, regulatory pressures on pricing, offset by growth in Italy, Turkey and the Netherlands. The decline was primarily driven by reduced voice revenue resulting from continued market and regulatory pressure on pricing and slower usage growth partially offset by growth in data and fixed line. Turkey returned to growth in the second half of the financial year with service revenue growing 31.3%(*) in the fourth quarter. Romania experienced intense competition throughout the year with service revenue declining 19.9%(*). Mobile termination rate cuts in the region which became effective during the year, contributed 2.4 percentage points to the decline in service revenue. Data revenue grew by 17.7%(*) due to an increase in data plans sold with smartphones and good PC connectivity revenue across the region. Fixed line revenue increased by 7.5%(*) with the number of fixed broadband customers reaching 5.4 million at 31 March 2010, a net increase of 960,000 customers during the financial year.
In Africa, Middle East and Asia Pacific service revenue rose by 7.5%(*) due to strong growth in Vodacom and India. India’s service revenue increased by 14.7%(*), 4.7 percentage points of which was delivered by the network sharing joint venture Indus Towers with the remainder being driven by a 46.7% increase in the mobile customer base offset in part by a decline in mobile voice pricing. In Egypt service revenue grew by 1.3%(*) and Qatar increased its mobile customer base to 465,000, following the launch of services in July.
Adjusted EBITDA and profit
Adjusted EBITDA increased by 1.7% to £14,735 million, with favourable exchange rates contributing 5.8 percentage points and the impact of merger and acquisition activity, primarily the full consolidation of Vodacom, contributing 3.3 percentage points to adjusted EBITDA growth.
In Europe, adjusted EBITDA decreased by 8.9%(*), with a decline in the adjusted EBITDA margin of 1.5 percentage points, primarily driven by the downward revenue trend, reduced adjusted EBITDA margins across the majority of Europe, investment in Turkey to drive growth in the second half of the financial year and the growth of lower margin fixed line operations partially offset by operating and direct cost savings.
In Africa, Middle East and Asia Pacific adjusted EBITDA increased by 5.5%(*) due to strong revenue growth in Vodacom and India, combined with direct and customer cost savings partially offset by declines in other markets due to pricing and recessionary pressure and the start-up in Qatar.
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

40   Vodafone Group Plc Annual Report 2011
Operating results continued
Net financing costs

	2010	2009
	£m	£m

Investment income	716	795
Financing costs	(1,512)	(2,419)

Net financing costs	(796)	(1,624)

Analysed as:
Net financing costs before dividends from investments	(1,024)	(1,480)
Potential interest charges arising on settlement of outstanding tax issues(1)	(23)	81
Dividends from investments	145	110
Foreign exchange(2)	(1)	235
Equity put rights and similar arrangements(3)	(94)	(570)
Interest on settlement of German tax claim(4)	201	—

	(796)	(1,624)

Notes:

(1)	Excluding interest on settlement of German tax claim.

(2)	Comprises foreign exchange differences reflected in the income statement in relation to certain intercompany balances and the foreign exchange differences on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank in April 2006.

(3)	Primarily represents foreign exchange movements and accretion expense. Further details of these options are provided on page 51.

(4)	See “Taxation” below for further details.
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
Taxation
The effective tax rate was 0.6% (2009:26.5%). This rate was lower than our weighted average statutory tax rate principally due to the impact of the agreement of the German write down losses (see note 6 to the consolidated financial statements) and also the ongoing benefits from our internal capital structure.
Income tax expense includes a credit of £2,103 million arising from the German tax authorities’ decision that €15 billion of losses booked by a German subsidiary in 2001 are tax deductible. The credit includes benefits claimed in respect of prior years as well as the recognition of a deferred tax asset for the potential use of losses in future tax years.
Earnings per share
Adjusted earnings per share decreased by 6.2% to 16.11 pence for the year ended 31 March 2010 due the prior year tax benefit discussed above. Basic earnings per share increased to 16.44 pence primarily due to the impairment losses of £5,900 million in relation to Spain, Turkey and Ghana in the prior year compared to net impairment losses of £2,100 million in 2010 and the income tax credit arising from the German tax settlement discussed above.

	2010 £m	2009 £m

Profit attributable to equity shareholders	8,645	3,078

Pre-tax adjustments:
Impairment losses, net	2,100	5,900
Other income and expense	(114)	—
Non-operating income and expense	10	44
Investment income and financing costs(1)	(106)	335

	1,890	6,279

Taxation	(2,064)	(300)

Adjusted profit attributable to equity shareholders	8,471	9,057

Weighted average number of shares outstanding	Million	Million
Basic	52,595	52,737
Diluted	52,849	52,969

Note:

(1)	See notes 1 and 2 in “Net financing costs” to the left.

Europe

	Germany	Italy	Spain	UK	Other	Eliminations	Europe	% change
	£m	£m	£m	£m	£m	£m	£m	£	Organic

Year ended 31 March 2010
Revenue	8,008	6,027	5,713	5,025	8,357	(297)	32,833	0.2	(4.5)
Service revenue	7,722	5,780	5,298	4,711	7,943	(295)	31,159	0.9	(3.8)
Adjusted EBITDA	3,122	2,843	1,956	1,141	2,582	—	11,644	(3.9)	(8.9)
Adjusted operating profit	1,695	2,107	1,310	155	1,084	—	6,351	(7.0)	(12.6)
Adjusted EBITDA margin	39.0%	47.2%	34.2%	22.7%	30.9%		35.5%

Year ended 31 March 2009
Revenue	7,847	5,547	5,812	5,392	8,514	(343)	32,769
Service revenue	7,535	5,347	5,356	4,912	8,070	(343)	30,877
Adjusted EBITDA	3,225	2,565	2,034	1,368	2,920	—	12,112
Adjusted operating profit	1,835	1,839	1,421	328	1,406	—	6,829
Adjusted EBITDA margin	41.1%	46.2%	35.0%	25.4%	34.3%		37.0%

Vodafone Group Plc Annual Report 2011   41
Performance

Revenue increased by 0.2% benefiting from exchange rate movements. On an organic basis service revenue declined by 3.8%(*) reflecting reductions in most markets partially offset by growth in Italy, Turkey and the Netherlands. The decline was primarily driven by reduced voice revenue resulting from continued market and regulatory pressure on pricing and slower usage growth as a result of the challenging economic climate. This was partially offset by growth in data and fixed line revenue.
Adjusted EBITDA decreased by 3.9% resulting from an organic decline partially offset by a positive contribution from foreign exchange rate movements. On an organic basis, adjusted EBITDA decreased by 8.9%(*) resulting from a decline in organic service revenue in most markets and increased customer investment partially offset by operating and direct cost savings. The adjusted EBITDA margin declined 1.5 percentage points.

	Organic	M&A	Foreign	Reported
	change	activity	exchange	change
	%	pps	pps	%

Revenue — Europe	(4.5)	0.1	4.6	0.2

Service revenue
Germany	(3.5)	—	6.0	2.5
Italy	1.9	—	6.2	8.1
Spain	(7.0)	—	5.9	(1.1)
UK	(4.7)	0.6	—	(4.1)
Other	(6.0)	—	4.4	(1.6)

Europe	(3.8)	0.1	4.6	0.9

Adjusted EBITDA
Germany	(8.9)	—	5.7	(3.2)
Italy	4.3	—	6.5	10.8
Spain	(9.9)	—	6.1	(3.8)
UK	(17.7)	1.1	—	(16.6)
Other	(16.0)	—	4.4	(11.6)

Europe	(8.9)	0.1	4.9	(3.9)

Adjusted operating profit
Germany	(13.2)	(0.1)	5.7	(7.6)
Italy	7.8	—	6.8	14.6
Spain	(13.8)	—	6.0	(7.8)
UK	(58.3)	5.6	—	(52.7)
Other	(27.7)	—	4.8	(22.9)

Europe	(12.6)	0.1	5.5	(7.0)

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

42   Vodafone Group Plc Annual Report 2011
Operating results continued
Other Europe
Service revenue decreased by 6.0%(*) with declines in all countries except the Netherlands and Turkey, which returned to growth in the second half of the year, as all markets were impacted by the economic downturn. In the Netherlands service revenue increased 3.0%(*) benefiting from strong growth in visitor revenue. Service revenue in Turkey increased by 31.3%(*) in the fourth quarter driven by an improving trend in outgoing mobile revenue. The quality and mix of customers continued to improve, with Vodafone remaining the market leader in mobile number portability in Turkey. In Romania service revenue declined by 19.9%(*) due to intense competition throughout the year, mobile termination rate cuts and the continued impact on ARPU resulting from local currency devaluation against the euro, as tariffs are quoted in euros while household incomes are earned in local currency. In the Czech Republic and Hungary the decline in service revenue was driven by mobile termination rate cuts which became effective during the year, impacting incoming mobile voice revenue and challenging economic conditions. Vodafone launched its 3G network services in the Czech Republic during the fourth quarter. Service revenue in Greece declined by 14.5%(*) primarily due to a mobile termination rate cut effective from January 2009, tariff changes and a particularly tough economic and competitive climate. Service revenue in Ireland declined due to a combination of recessionary and competitive factors. In Portugal there was a termination rate reduction effective from April 2009 which contributed to a fall in service revenue of 4.9%(*).
Adjusted EBITDA declined by 16.0%(*) mainly due to a reduction in service revenue coupled with turnaround investment in Turkey. The significant service revenue growth in the second half of the financial year in Turkey was driven by investment and improvement in many areas of the business. These led to higher operating costs which, when coupled with increased interconnect costs arising from the introduction of new “any network” tariffs plans, resulted in negative adjusted EBITDA for the financial year. In Romania adjusted EBITDA decreased by 26.5%(*) due to the revenue decline but this was partially offset by strong cost reduction initiatives in all areas. The adjusted EBITDA margin fell by 3.4 percentage points with declines in all markets except the Netherlands, Portugal, Czech Republic and Hungary. The decline in service revenue was partially offset by lower customer costs and a reduction in operating expenses.
Africa, Middle East and Asia Pacific

					Africa,
					Middle East
					and Asia
	India	Vodacom	Other	Eliminations	Pacific	% change
	£m	£m	£m	£m	£m	£	Organic(1)

Year ended 31 March 2010
Revenue	3,114	4,450	3,526	(1)	11,089	43.6	6.1
Service revenue	3,069	3,954	3,224	(1)	10,246	44.2	7.5
Adjusted EBITDA	807	1,528	977	—	3,312	38.3	5.5
Adjusted operating profit	(37)	520	335	—	818	(11.4)	(0.3)
Adjusted EBITDA margin	25.9%	34.3%	27.7%		29.9%

Year ended 31 March 2009
Revenue	2,689	1,778	3,258	(2)	7,723
Service revenue	2,604	1,548	2,953	(2)	7,103
Adjusted EBITDA	717	606	1,072	—	2,395
Adjusted operating profit	(30)	373	580	—	923
Adjusted EBITDA margin	26.7%	34.1%	32.9%		31.0%

Note:

(1)	Organic growth includes Vodacom (except the results of Gateway) at the current level of ownership and includes India but excludes Australia following the merger with Hutchison 3G Australia on 9 June 2009.
Revenue increased by 43.6% benefiting from the treatment of Vodacom as a subsidiary and the full consolidation of its results from 18 May 2009 combined with a significant benefit from foreign exchange rate movements, offset in part by the impact of the creation of a joint venture in June 2009 between Vodafone Australia and Hutchison 3G Australia. On an organic basis service revenue increased by 7.5%(*) reflecting a 51% increase in the mobile customer base and continued strong data revenue growth partially offset by a decline in mobile voice pricing. India contributed around 64% of the region’s organic service revenue growth.

Vodafone Group Plc Annual Report 2011   43
Performance

Adjusted EBITDA increased by 38.3%, also benefiting from the full consolidation of Vodacom and positive foreign exchange rate movements, offset in part by the creation of the joint venture in Australia. On an organic basis adjusted EBITDA increased by 5.5%(*) with adjusted EBITDA margin decreasing due to turnaround investment in Ghana, the competitive pricing environment in India and the impact of launching services in Qatar.

	Organic	M&A	Foreign	Reported
	change	activity	exchange	change
	%	pps	pps	%

Revenue –
Africa, Middle East and Asia Pacific	6.1	25.2	12.3	43.6

Service revenue
India	14.7	—	3.2	17.9
Vodacom	4.6	112.0	38.8	155.4
Other	2.9	(3.3)	9.6	9.2
Africa, Middle East and Asia Pacific	7.5	24.9	11.8	44.2

Adjusted EBITDA
India	9.2	—	3.4	12.6
Vodacom	10.4	101.8	39.9	152.1
Other	(4.8)	(11.6)	7.5	(8.9)
Africa, Middle East and Asia Pacific	5.5	20.5	12.3	38.3

Adjusted operating profit
India	30.7	—	(7.4)	23.3
Vodacom	12.5	3.1	23.8	39.4
Other	(19.7)	(27.6)	5.1	(42.2)
Africa, Middle East and Asia Pacific	(0.3)	(22.3)	11.2	(11.4)

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
Other Africa, Middle East and Asia Pacific
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
Adjusted EBITDA declined 4.8%(*) with a 5.2% decline in adjusted EBITDA margin due to pricing, recessionary pressures and the impact of start-up costs in Qatar offset in part by efficiency savings.
On 9 June 2009 Vodafone Australia successfully completed its merger with Hutchison 3G Australia to form a 50:50 joint venture, Vodafone Hutchison Australia Pty Limited. Since the merger the joint venture has performed well delivering 8% pro-forma service revenue growth in the fourth quarter and cost synergies to date of £65 million, in line with management’s expectations.
Non-Controlled Interests and Common Functions Verizon Wireless(1)

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
In the United States Verizon Wireless reported 3.4(3) million net mobile customer additions bringing its closing mobile customer base to 85.7(3) million, up 4.3%(3). Customer growth reflected recent market trends towards the prepaid segment alongside market leading customer churn.
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
Other Non-Controlled Interests
The share of profit in SFR increased reflecting the foreign exchange benefits upon translation of the results into sterling.

Note:

(3)	Customers have been restated to reflect retail customers only, as reported externally by Verizon Wireless.

44   Vodafone Group Plc Annual Report 2011
Guidance
2012 financial year and medium-term guidance

	2011
	actual	2012
	performance	guidance
	£bn	£bn

Adjusted operating profit	11.8	11.0 – 11.8
Free cash flow	7.0	6.0 – 6.5

2012 financial year
Adjusted operating profit is expected to be in the range of £11.0 billion to £11.8 billion, reflecting the loss of our £0.5 billion share of profits from SFR as a result of the disposal of our 44% stake.
Free cash flow is expected to be in the range of £6.0 billion to £6.5 billion, reflecting continued strong cash generation offset by the £0.3 billion reduction in dividends from China Mobile Limited and SFR in the 2012 financial year, and the more limited working capital improvements available going forward. Capital expenditure is expected to be at a similar level to last year on a constant currency basis.
Medium-term guidance
The execution of the updated strategy is targeted to achieve annual growth in organic service revenue of between 1% and 4% in the period to 31 March 2014. We expect that the Group adjusted EBITDA margin will stabilise by the end of this period.
As a result of the loss of £0.5 billion of cash dividends from our disposals of stakes in China Mobile Limited and SFR, we expect that annual free cash flow generation will now be in the £5.5 billion to £6.5 billion range in the period to March 2014, underpinning the three year 7% per annum dividend per share growth target issued in May 2010. We continue to expect that total dividends per share will be no less than 10.18 pence for the 2013 financial year.
The free cash flow target range excludes any incremental benefit that we derive from our strategy to generate liquidity or incremental cash flow from non-controlled interests of the Group such as Verizon Wireless and Polkomtel.
Assumptions
Guidance for the 2012 financial year and the medium-term is based on our current assessment of the global economic outlook and assumes foreign exchange rates of £1:€1.15 and £1:US$1.60. It excludes the impact of licence and spectrum purchases, material one-off tax related payments and restructuring costs and assumes no material change to the current structure of the Group.
With respect to the 7% per annum dividend per share growth target, as the Group’s free cash flow is predominantly generated by companies operating within the euro currency zone, we have assumed that the euro to sterling exchange rate remains within 10% of the above guidance exchange rate.
Actual exchange rates may vary from the exchange rate assumptions used. A1% change in the euro to sterling exchange rate would impact adjusted operating profit and free cash flow by approximately £50 million and a 1% change in the dollar to sterling exchange rate would impact adjusted operating profit by approximately £50 million.
2011 financial year

	Adjusted
	operating	Free
	profit	cash flow
	£bn	£bn

Guidance — May 2010(1)	11.2 – 12.0	> 6.5
Guidance — November 2010(1)	11.8 – 12.2	> 6.5

2011 performance on guidance basis(3)	12.2	7.2
Foreign exchange(1)	(0.3)	(0.2)
Verizon Wireless(2)	(0.1)	—

2011 reported performance(3)	11.8	7.0

Notes:

(1)	The Group’s guidance reflected assumptions for average exchange rates for the 2011 financial year of approximately £1:€1.15 and £1:US$1.50. Actual exchange rates were £1:€1.18 and £1:US$1.56.

(2)	The Group’s guidance did not include the impact of the revenue recognition and Alltel related adjustments in Verizon Wireless.

(3)	After Verizon iPhone launch costs.

Vodafone Group Plc Annual Report 2011   45

Principal risk factors and uncertainties	Performance
The following discussion of principal risk factors and uncertainties identifies the most significant risks that may adversely affect our business, operations, liquidity, financial position or future performance. Additional risks not presently known to us, or that we currently deem less material, may also impact our business. This section should be read in conjunction with the “Forward-looking statements” on page 148 of this document.
Adverse macroeconomic conditions in the markets in which we operate could impact our results of operations.
Adverse macroeconomic conditions and deterioration in the global economic environment, such as further economic slowdown in the markets in which we operate, may lead to a reduction in the level of demand from our customers for existing and new products and services. In difficult economic conditions, consumers may seek to reduce discretionary spending by reducing their use of our products and services, including data services, or by switching to lower-cost alternatives offered by our competitors. Similarly, under these conditions the enterprise customers that we serve may delay purchasing decisions, delay full implementation of service offerings or reduce their use of our services. In addition, adverse economic conditions may lead to an increased number of our consumer and enterprise customers that are unable to pay for existing or additional services. If these events were to occur it could have a material adverse effect on our results of operations.
The continued volatility of worldwide financial markets may have a negative impact on our access to finance.
Our key sources of liquidity in the foreseeable future are likely to be cash generated from operations and borrowings through long-term and short-term issuances in the capital markets as well as committed bank facilities. Due to volatility experienced in capital and credit markets around the world, new issuances of debt securities may experience decreased demand. Adverse changes in credit markets or our credit ratings could increase the cost of borrowing and banks may be unwilling to renew credit facilities on existing terms. Any of these factors could have a negative impact on our access to finance.
Regulatory decisions and changes in the regulatory environment could adversely affect our business.
As we have ventures in a large number of geographic areas, we must comply with an extensive range of requirements that regulate and supervise the licensing, construction and operation of our telecommunications networks and services. In particular, there are agencies which regulate and supervise the allocation of frequency spectrum and which monitor and enforce regulation and competition laws which apply to the mobile telecommunications industry. Decisions by regulators regarding the granting, amendment or renewal of licences, to us or to third parties, could adversely affect our future operations in these geographic areas. In addition, other changes in the regulatory environment concerning the use of mobile phones may lead to a reduction in the usage of mobile phones or otherwise adversely affect us. Additionally, decisions by regulators and new legislation, such as those relating to international roaming charges and call termination rates, could affect the pricing for, or adversely affect the revenue from, the services we offer. Further details on the regulatory framework in certain countries and regions in which we operate, and on regulatory proceedings, can be found in “Regulation” on page 140.
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
As part of our strategy we will continue to offer new services to our existing customers and seek to increase non-voice service revenue as a percentage of total service revenue. However, we may not be able to introduce these new services commercially or may experience significant delays due to problems such as the availability of new mobile devices, higher than anticipated prices of new devices or availability of new content services. In addition, even if these services are introduced in accordance with expected time schedules, there is no assurance that revenue from such services will increase ARPU or maintain profit margins.
Expected benefits from our cost reduction initiatives may not be realised.
We have entered into several cost reduction initiatives principally relating to network sharing, the outsourcing of IT application, development and maintenance, data centre consolidation, supply chain management and a business transformation programme to implement a single, integrated operating model using one enterprise resource planning (‘ERP’) system. However, there is no assurance that the full extent of the anticipated benefits will be realised in the timeline envisaged.

46   Vodafone Group Plc Annual Report 2011
Principal risk factors and uncertainties continued
Changes in assumptions underlying the carrying value of certain Group assets could result in impairment.
We complete a review of the carrying value of Group assets annually, or more frequently where the circumstances require, to assess whether those carrying values can be supported by the net present value of future cash flows derived from such assets. This review examines the continued appropriateness of the assumptions in respect of highly uncertain matters upon which the valuations supporting carrying values of certain Group assets are based. This includes an assessment of discount rates and long-term growth rates, future technological developments, and timing and quantum of future capital expenditure as well as several factors which may affect revenue and profitability identified within the other risk factors in this section such as intensifying competition, pricing pressures, regulatory changes and the timing for introducing new products or services. Discount rates are in part derived from yields on government bonds, the level of which may change substantially period to period and which may be affected by political, economic and legal developments which are beyond our control. Due to our substantial carrying value of goodwill under International Financial Reporting Standards, the revision of any of these assumptions to reflect current or anticipated changes in operations or the financial condition of the Group could lead to an impairment in the carrying value of certain Group assets. While impairment does not impact reported cash flows, it does result in a non-cash charge in the consolidated income statement and thus no assurance can be given that any future impairments would not affect our reported distributable reserves and therefore our ability to make distributions to our shareholders or repurchase our shares. See “Critical accounting estimates” on page 77 and note 10 to the consolidated financial statements.
Our emerging market footprint may present exposure to unpredictable economic, political, regulatory, tax and legal risks.
Political, regulatory, economic and legal systems in emerging markets may be less predictable than in countries with more stable institutional structures. Since we operate in and are exposed to emerging markets, the value of our investments in these markets may be adversely affected by political, regulatory, economic, tax and legal developments which are beyond our control and anticipated benefits resulting from acquisitions and other investments we have made in these markets may not be achieved in the time expected or at all. For further information on legal and tax proceedings see note 28.
We participate in joint ventures which expose us to operational and financial risk.
We participate in a number of joint ventures, some of which we do not control. Whether or not we hold majority interests or maintain operational control in our joint ventures, our partners may have economic or business interests or goals that are inconsistent with ours, exercise their rights in a way that prohibits us from acting in a manner which we would like or they may be unable or unwilling to fulfil their obligations under the joint venture or other agreements. In particular, some of our interests in mobile licences are held through entities in which we are a significant but not a controlling owner. Under the governing documents for some of these partnerships and corporations, certain key matters such as the approval of business plans and decisions as to the timing and amount of cash distributions require the consent of our partners. In others these matters may be approved without our consent. We may enter into similar arrangements as we participate in ventures formed to pursue additional opportunities. Although we have not been materially constrained by our participation in joint ventures to date, no assurance can be given that the actions or decisions of our joint venture partners will not affect our ventures in a way that hinders our corporate objectives or reduces any anticipated cost savings or revenue enhancement resulting from these ventures.
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
Our business may be impaired by actual or perceived health risks associated with the transmission of radio waves from mobile telephones, transmitters and associated equipment.
Concerns have been expressed that the electromagnetic signals emitted by mobile telephone handsets and base stations may pose health risks at exposure levels below existing guideline levels and may interfere with the operation of electronic equipment. In the event of national governments responding to public concern with the imposition of more stringent exposure limits, our costs may be increased. In addition, as described under the heading “Legal proceedings” in note 28 to the consolidated financial statements, several mobile industry participants including Verizon Wireless and ourselves have had lawsuits filed against us alleging various health consequences as a result of mobile phone usage including brain cancer. While we are not aware that such health risks have been substantiated, there can be no assurance that the actual or perceived risks associated with radio wave transmission will not impair our ability to retain customers and attract new customers, reduce mobile telecommunications usage or result in further litigation. In such event, because of our strategic focus on mobile telecommunications, our business and results of operations may be more adversely affected than those of other companies in the telecommunications sector.
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
Our business could be adversely affected by disruptions to our telecommunications networks.
We are dependent on the secure operation of our telecommunications networks and attacks on critical infrastructure, or disruption of our networks caused by other factors beyond our control, pose an increasing threat. As the importance of mobile communication in everyday life, as well as during times of crisis, increases and the volume of personal and business data being communicated and stored by network operators grows, organisations and individuals look to us to maintain service and protect sensitive information. Any significant interruption in our service or in our ability to protect sensitive information, whether caused by acts of terrorism, industrial action, natural disasters, political unrest or otherwise, could have a material adverse effect on our revenue and our reputation.

Vodafone Group Plc Annual Report 2011   47
Performance
Financial position and resources

Consolidated statement of financial position

	2011	2010
	£m	£m

Non-current assets
Intangible assets	68,558	74,258
Property, plant and equipment	20,181	20,642
Investments in associates	38,105	36,377
Other non-current assets	7,373	11,489

	134,217	142,766
Current assets	17,003	14,219

Total assets	151,220	156,985

Total equity shareholders’ funds	87,555	90,381
Total non-controlling interests	6	429

Total equity	87,561	90,810

Liabilities
Borrowings
Long-term	28,375	28,632
Short-term	9,906	11,163
Taxation liabilities
Deferred tax liabilities	6,486	7,377
Current taxation liabilities	2,262	2,874
Other non-current liabilities	1,373	1,550
Other current liabilities	15,257	14,579

Total liabilities	63,659	66,175

Total equity and liabilities	151,220	156,985

Assets
Intangible assets
At 31 March 2011 our intangible assets were £68.6 billion (2010: £74.3 billion) with goodwill comprising the largest element at £45.2 billion (2010: £51.8 billion). The decrease primarily resulted from impairment losses of £6.2 billion, amortisation of £3.5 billion and unfavourable foreign exchange rate movements of £0.9 billion partially offset by £4.7 billion of additions. Refer to note 10 to the consolidated financial statements for further information on the impairment charge.
Property, plant and equipment
Property, plant and equipment decreased from £20.6 billion at 31 March 2010 to £20.2 billion at 31 March 2011 predominantly as a result of £4.7 billion of additions offset by £4.4 billion of depreciation charges and unfavourable foreign exchange rate movements of £0.6 billion.
Investments in associates
Investments in associates increased from £36.4 billion at 31 March 2010 to £38.1 billion at 31 March 2011 primarily due to our share of the results of associates, after deductions of interest, tax and non-controlling interest, which contributed £5.1 billion to the increase, mainly arising from our investment in Verizon Wireless, partially offset by £1.4 billion of dividends received and unfavourable foreign exchange movements of £1.9 billion.
Other non-current assets
Other non-current assets decreased to £7.4 billion at 31 March 2011 (2010: £11.5 billion) mainly due to other investments which totalled £1.4 billion at 31 March 2011 compared to £7.6 billion at 31 March 2010. The decrease was primarily as a result of the disposal of our 3.2% interest in China Mobile Limited and our interests in SoftBank investments.
Current assets
Current assets increased to £17.0 billion at 31 March 2011 from £14.2 billion at 31 March 2010 due to an increase in cash and short-term investments resulting from the disposal of our interests in SoftBank and the element of the proceeds from the disposal of our 3.2% interest in China Mobile Limited not utilised for the share buyback programme.
Total equity and liabilities
Total equity shareholders’ funds
Total equity shareholders’ funds decreased from £90.4 billion at 31 March 2010 to £87.6 billion at 31 March 2011. The profit for the year of £8.0 billion was more than offset by equity dividends of £4.5 billion, an other comprehensive loss of £4.5 billion and the share buyback of £2.1 billion.
Borrowings
Long-term borrowings and short-term borrowings decreased to £38.3 billion at 31 March 2011 from £39.8 billion at 31 March 2010 mainly as a result of foreign exchange rate movements and bond repayments during the year.
Taxation liabilities
Current tax liabilities decreased from £2.9 billion at 31 March 2010 to £2.3 billion at 31 March 2011 mainly as a result of lower outstanding tax liabilities in the US as a result of accelerated tax depreciation and the resolution of long-standing tax disputes.
Other current liabilities
Other current liabilities increased from £14.6 billion at 31 March 2010 to £15.3 billion at 31 March 2011. Trade payables at 31 March 2011 were equivalent to 37 days (2010:31 days) outstanding, calculated by reference to the amount owed to suppliers as a proportion of the amounts invoiced by suppliers during the year. It is our policy to agree terms of transactions, including payment terms, with suppliers and it is our normal practice that payment is made accordingly.
Contractual obligations and contingencies
A summary of our principal contractual financial obligations is shown below. Further details on the items included can be found in the notes to the consolidated financial statements. Details of the Group’s contingent liabilities are included in note 28 to the consolidated financial statements.

	Payments due by period £m
Contractual obligations(1)	Total	<1 year	1-3 years	3-5 years	>5 years

Borrowings(2)	45,226	10,864	8,727	10,093	15,542
Operating lease commitments(3)	6,513	1,225	1,704	1,240	2,344
Capital commitments(3)(4)	2,124	1,885	228	11	—
Purchase commitments(5)	5,937	3,619	1,835	142	341

Total contractual cash obligations(1)	59,800	17,593	12,494	11,486	18,227

Notes:

(1)	The above table of contractual obligations includes commitments in respect of options over interests in Group businesses held by non-controlling shareholders (see “Option agreements and similar arrangements”) and obligations to pay dividends to non-controlling shareholders (see “Dividends from associates and to non-controlling shareholders”).The table excludes current and deferred tax liabilities and obligations under post employment benefit schemes, details of which are provided in notes 6 and 23 to the consolidated financial statements respectively. The table also excludes the contractual obligations of associates.

(2)	See note 22 to the consolidated financial statements.

(3)	See note 27 to the consolidated financial statements.

(4)	Primarily related to network infrastructure.

(5)	In addition to the purchase commitments disclosed above, Vodafone Netherlands has announced its intention to acquire BelCompany BV, one of the largest telecom retailers in the Netherlands, from the Macintosh Retail Group for €120 million. The transaction is subject to regulatory and other approvals.
Equity dividends
The table below sets out the amounts of interim, final and total cash dividends paid or, in the case of the final dividend for the 2011 financial year, proposed, in respect of each financial year.

	Pence per ordinary share
Year ended 31 March	Interim	Final		Total

2007	2.35	4.41		6.76
2008	2.49	5.02		7.51
2009	2.57	5.20		7.77
2010	2.66	5.65		8.31
2011	2.85	6.05	(1)	8.90

Note:

(1)	The final dividend for the year ended 31 March 2011 was proposed on 17 May 2011 and is payable on 5 August 2011 to holders on record as of 3 June 2011. For american depositary share (‘ADS’) holders the dividend will be payable in US dollars under the terms of the ADS depositary agreement. Dividend payments on ordinary shares will be paid by direct credit into a nominated bank or building society account or, alternatively, into the Company’s dividend reinvestment plan. The Company no longer pays dividends in respect of ordinary shares by cheque.

48   Vodafone Group Plc Annual Report 2011
Financial position and resources continued

We provide returns to shareholders through dividends and have historically paid dividends semi-annually, with a regular interim dividend in respect of the first six months of the financial year payable in February and a final dividend payable in August. The directors expect that we will continue to pay dividends semi-annually.
In November 2010 the directors announced an interim dividend of 2.85 pence per share representing a 7.1% increase over last year’s interim dividend. The directors are proposing a final dividend of 6.05 pence per share representing a 7.1% increase over last year’s final dividend. Total dividends for the year increased by 7.1% to 8.90 pence per share.
In May 2010 the directors issued a dividend per share growth target of at least 7% per annum for each of the financial years in the period ending 31 March 2013, assuming no material adverse foreign exchange rate movements. We expect that total dividends per share will therefore be no less than 10.18p for the 2013 financial year. See page 44 for the assumptions underlying this expectation.
Liquidity and capital resources
The major sources of Group liquidity for the 2011 and 2010 financial years were cash generated from operations, dividends from associates and borrowings through short-term and long-term issuances in the capital markets. We do not use non-consolidated special purpose entities as a source of liquidity or for other financing purposes.
Our key sources of liquidity for the foreseeable future are likely to be cash generated from operations and borrowings through long-term and short-term issuances in the capital markets as well as committed bank facilities.
Our liquidity and working capital may be affected by a material decrease in cash flow due to factors such as reduced operating cash flow resulting from further possible business disposals, increased competition, litigation, timing of tax payments and the resolution of outstanding tax issues, regulatory rulings, delays in the development of new services and networks, licence and spectrum payments, inability to receive expected revenue from the introduction of new services, reduced dividends from associates and investments or increased dividend payments to non-controlling shareholders. Please see the section titled “Principal risk factors and uncertainties” on pages 45 and 46.
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
Cash flows
Free cash flow decreased by 2.7% to £7,049 million primarily due to higher taxation payments and dividends to non-controlling shareholders in subsidiaries partially offset by improved cash generated from operations and lower payments for capital expenditure.
Cash generated by operations increased by 0.4% to £15,392 million primarily driven by foreign exchange rate movements and working capital improvements. Cash capital expenditure decreased by £328 million primarily due to lower expenditure in India. We invested £2,982 million in licences and spectrum including £1,725 million in India and £1,210 million in Germany.
Payments for taxation increased by 14.3% to £2,597 million primarily due to the absence of the one-time benefit of additional tax deductions which were available in Italy in the previous year.
Dividends received from associates and investments were stable at £1,509 million.
Net interest payments decreased by 5.5% to £1,328 million primarily due to lower average net debt.

	2011	2010
	£m	£m	%

Cash generated by operations	15,392	15,337	0.4

Cash capital expenditure(1)	(5,658)	(5,986)
Disposal of intangible assets and property, plant and equipment	51	48

Operating free cash flow	9,785	9,399	4.1

Taxation	(2,597)	(2,273)
Dividends received from associates and investments(2)	1,509	1,577
Dividends paid to non-controlling shareholders in subsidiaries	(320)	(56)
Interest received and paid	(1,328)	(1,406)

Free cash flow	7,049	7,241	(2.7)

Other amounts(3)	45	—
Licence and spectrum payments	(2,982)	(989)
Acquisitions and disposals(4)	(183)	(2,683)
Contributions from non-controlling shareholders in subsidiaries(5)	—	613
Equity dividends paid	(4,468)	(4,139)
Purchase of treasury shares	(2,087)	—
Foreign exchange	834	1,038
Other(6)	5,250	(174)

Net debt decrease	3,458	907
Opening net debt	(33,316)	(34,223)

Closing net debt	(29,858)	(33,316)	(10.4)

Notes:

(1)	Cash paid for purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments.

(2)	Year ended 31 March 2011 includes £373 million (2010:£389 million) from our interest in SFR and £1,024 million (2010:£1,034 million) from our interest in Verizon Wireless.

(3)	Comprises items in respect of: the UK CFC settlement (£800 million), tax relating to the disposal of China Mobile Limited (£208 million), the SoftBank disposal (£1,409 million) and the court deposit made in respect of the India tax case (£356 million). The latter is included within the line item “Purchase of interests in subsidiaries and joint ventures, net of cash acquired” in the consolidated statement of cash flows.

(4)	Year ended 31 March 2011 includes net cash and cash equivalents paid of £183 million (2010: £1,777 million) and assumed debt of £nil (2010: £906 million).

(5)	Year ended 31 March 2010 includes £613 million in relation to Qatar.

(6)	Year ended 31 March 2011 includes £4,264 million in relation to the disposal of our 3.2% interest in China Mobile Limited.
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
Included in the dividends received from associates and investments is an amount of £1,024 million (2010: £1,034 million) received from Verizon Wireless. Until April 2005 Verizon Wireless’ distributions were determined by the terms of the partnership agreement distribution policy and comprised income distributions and tax distributions. Since April 2005 only tax distributions have been issued. Following the announcement of Verizon Wireless’ acquisition of Alltel, certain additional tax distributions were agreed in addition to the tax distributions required by the partnership agreement. Taken together with recent revisions to the tax distribution provisions in the partnership agreement, current projections forecast that tax distributions will cover the US tax liabilities arising from our partnership interest in Verizon Wireless.
Under the terms of the partnership agreement the Verizon Wireless board has no obligation to effect additional distributions above the level of the tax distributions. However, the Verizon Wireless board has agreed that it will review distributions from Verizon Wireless on a regular basis. When considering whether distributions will be made each year, the Verizon Wireless board will take into account its debt position, the relationship

Vodafone Group Plc Annual Report 2011   49
Performance

between debt levels and maturities, and overall market conditions in the context of the five year business plan. It is expected that Verizon Wireless’ free cash flow will be deployed in servicing and reducing debt in the near term.
During the year ended 31 March 2011 cash dividends totalling £373 million (2010: £389 million) were received from SFR. Following SFR’s purchase of Neuf Cegetel it was agreed that SFR would partially fund debt repayments by a reduction in dividends between 2009 and 2011 inclusive. In April 2011 we announced an agreement to dispose of our 44% interest in SFR. We will also receive a final dividend from SFR of €200 million (£176 million) on completion of the transaction. Future cash flows will be reduced by the loss of dividends from SFR.
Verizon Communications Inc. has an indirect 23.1% shareholding in Vodafone Italy and under the shareholders’ agreement the shareholders have agreed to take steps to cause Vodafone Italy to pay dividends at least annually, provided that such dividends will not impair the financial condition or prospects of Vodafone Italy including, without limitation, its credit standing. During the 2011 financial year Vodafone Italy paid dividends net of withholding tax totalling €325 million to Verizon Communications Inc.
Given Vodacom’s strong financial position and cash flow generation, the Vodacom board has decided to increase its dividend payout ratio from 40% to approximately 60% of headline earnings for the year ended March 2011.
Acquisitions
We invested £183 million (2010: £1,777 million), net of cash and cash equivalents acquired, in acquisition activities during the year.
Other significant transactions
On 10 September 2010 we sold our entire 3.2% interest in China Mobile Limited for a total consideration of £4.3 billion before tax and transaction costs. Future cash flows will be reduced by the loss of dividends from China Mobile Limited.
On 9 November 2010 we agreed to sell to SoftBank Corp. of Japan our interests which were originally received as part of the proceeds from the sale of Vodafone Japan in 2006, for a total consideration of ¥412.5 billion (£3.1 billion). ¥212.5 billion (£1.6 billion) of the consideration was received in December 2010 and ¥200 billion (£1.5 billion) is expected to be received in April 2012.
On 30 March 2011 the Essar Group exercised its underwritten put option over 22.0% of Vodafone Essar Limited (‘VEL’) following which, on 31 March 2011, we exercised our call option over the remaining 11.0% of VEL owned by the Essar Group. The consideration due under these two options is US$5 billion (£3.1 billion). The Group does not believe that there is any legal requirement to withhold tax in respect of these transactions but as discussed in detail under ‘Legal proceedings’ on page 122, if the Authority for Advanced Rulings directs tax to be withheld, this amount is anticipated to be approximately an additional US$1 billion.
On 3 April 2011 we announced an agreement to sell our entire 44% interest in SFR to Vivendi for a cash consideration of €7.75 billion (£6.8 billion). Subject to customary competition authority and regulatory approvals, the transaction is expected to complete during the second calendar quarter of 2011.
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
Following the disposal of our 3.2% interest in China Mobile Limited on 10 September 2010, we initiated a £2.8 billion share buyback programme under the authority granted by our shareholders at the 2010 AGM. In addition to ordinary market purchases, the Group placed irrevocable purchase instructions with a number of banks to enable the banks to buy back shares on our behalf when we may otherwise have been prohibited from buying in the market. Details of the shares purchased to 16 May 2011 including those purchased under irrevocable instructions, are shown below:

				Total number	Maximum
			Average price	of shares	value of shares
			paid per share	purchased	that may yet
	Number of		inclusive of	under share	be purchased
	shares		transaction	repurchase	under the
	purchased(1)		costs	programme(2)	programme(3)
Date of share purchase	’000		Pence	’000	£m

September 2010	115,400		161.78	115,400	2,613
October 2010	187,500		165.50	302,900	2,303
November 2010	209,400		170.21	512,300	1,947
December 2010	162,900		167.44	675,200	1,674
January 2011	177,090		176.67	852,290	1,361
February 2011	134,700		179.23	986,990	1,120
March 2011	250,900		177.26	1,237,890	675
April 2011	135,100		176.81	1,372,990	436
May 2011	127,000		170.14	1,499,990	268

Total	1,499,990	(4)	172.01	1,499,990	220

Notes:

(1)	The nominal value of shares purchased is 11 3/7 US cents each.

(2)	No shares were purchased outside the publicly announced share buyback programme.

(3)	In accordance with shareholder authority granted at the 2010 AGM.

(4)	The total number of shares purchased represents 2.9% of our issued share capital at 16 May 2011.
The aggregate amount of consideration paid by the Company for the shares at 16 May 2011 was £2,580 million.
Following the announcement of the agreement to dispose of our 44% interest in SFR on 3 April 2011, we also announced that we will return £4 billion of the net proceeds to shareholders by way of a share buyback programme. This programme will commence following completion of the existing £2.8 billion programme.
Shares purchased are held in treasury in accordance with sections 724 to 732 of the Companies Act 2006 and are cancelled in accordance with the Association of British Insurers guidelines. The movement in treasury shares during the year is shown below:

	Number
	Million	£m

1 April 2010	5,146	7,810
Reissue of shares	(150)	(232)
Purchase of shares	1,238	2,125
Cancelled shares	(1,000)	(1,532)

31 March 2011	5,234	8,171

Funding
We have maintained a robust liquidity position throughout the year thereby enabling us to service shareholder returns, debt and expansion through capital investment. This position has been achieved through continued delivery of strong operating cash flows, the impact of the working capital reduction programme, issuances of short-term and long-term debt, and non-recourse borrowing assumed in respect of the emerging market businesses. It has not been necessary for us to draw down on our syndicated committed bank facilities during the year.

50   Vodafone Group Plc Annual Report 2011
Financial position and resources continued

Net debt
Our consolidated net debt position at 31 March was as follows:

	2011	2010
	£m	£m

Cash and cash equivalents(1)	6,252	4,423

Short-term borrowings:
Bonds	(2,470)	(1,174)
Commercial paper(2)	(1,660)	(2,563)
Put options over non-controlling interests	(3,113)	(3,274)
Bank loans	(2,070)	(3,460)
Other short-term borrowings(1)	(593)	(692)

	(9,906)	(11,163)

Long-term borrowings:
Put options over non-controlling interests	(78)	(131)
Bonds, loans and other long-term borrowings	(28,297)	(28,501)

	(28,375)	(28,632)

Other financial instruments(3)	2,171	2,056

Net debt	(29,858)	(33,316)

Notes:

(1)	At 31 March 2011 the amount includes £531 million (2010: £604 million) in relation to cash received under collateral support agreements.

(2)	At 31 March 2011 US$551 million was drawn under the US commercial paper programme and €1,490 million was drawn under the euro commercial paper programme.

(3)	Comprises i) mark-to-market adjustments on derivative financial instruments which are included as a component of trade and other receivables (2011: £2,045 million; 2010: £2,128 million) and trade and other payables (2011: £548 million; 2010: £460 million) and ii) short-term investments in index linked government bonds and collateral support agreements included as a component of other investments (2011: £674 million; 2010: £388 million). These government bonds have less than six years to maturity, can be readily converted into cash via the repurchase market and are held on an effective floating rate basis.
At 31 March 2011 we had £6,252 million of cash and cash equivalents which are held in accordance with our treasury policy.
We hold cash and liquid investments in accordance with the counterparty and settlement risk limits of the Board approved treasury policy. The main forms of liquid investments at 31 March 2011 were money market funds, UK index linked government bonds and bank deposits.
Net debt decreased by £3,458 million to £29,858 million primarily due to the sale of our interests in SoftBank and the element of the proceeds from the sale of our 3.2% interest in China Mobile Limited which was not committed to the share buyback programme. The £7,049 million free cash flow generated during the year was primarily used to fund £4,468 million of dividend payments to shareholders as well as spectrum purchases in Germany and India. Net debt represented 32.8% of our market capitalisation at 31 March 2011 compared with 41.6% at 31 March 2010. Average net debt at month end accounting dates over the 12 month period ended 31 March 2011 was £31.4 billion and ranged between £28.4 billion and £34.9 billion during the year.
The cash received from collateral support agreements mainly reflects the value of our interest rate swap portfolio which is substantially net present value positive. See note 21 to the consolidated financial statements for further details on these agreements.
Commercial paper programmes
We currently have US and euro commercial paper programmes of US$15 billion and £5 billion respectively which are available to be used to meet short-term liquidity requirements. At 31 March 2011 an amount external to the Group of €1,490 million (£1,317 million) was drawn under the euro commercial paper programme and US$551 million (£343 million) was drawn down under the US commercial paper programme, with such funds being provided by counterparties external to the Group. At 31 March 2010 US$245 million (£161 million) was drawn under the US commercial paper programme and €2,491 million (£2,219 million), £161 million and US$33 million (£22 million) was drawn under the euro commercial paper programme. The commercial paper facilities were supported by US$4.2 billion (£2.6 billion) and €4.2 billion (£3.7 billion) of syndicated committed bank facilities (see “Committed facilities”), which mature on 9 March 2016 and 1 July 2015 respectively. No amounts had been drawn under either bank facility.
Bonds
We have a €30 billion euro medium-term note programme and a US shelf programme which are used to meet medium to long-term funding requirements. At 31 March 2011 the total amounts in issue under these programmes split by currency were US$14.3 billion, £2.6 billion, €10.6 billion and £0.2 billion sterling equivalent of other currencies.
In the year ended 31 March 2011 bonds with a nominal value equivalent of £0.7 billion at the relevant 31 March 2011 foreign exchange rates were issued under the US shelf and the euro medium-term note programme. The bonds issued during the year were:

		Nominal	Sterling
		amount	equivalent
Date of bond issue	Maturity of bond	Million	Million

August 2010	August 2011	US$100	64
March 2011	March 2016	US$600	374
March 2011	March 2021	US$500	311

At 31 March 2011 we had bonds outstanding with a nominal value of £20,987 million (2010: £21,963 million).
Committed facilities
The following table summarises the committed bank facilities available to us at 31 March 2011.

Committed bank facilities	Amounts drawn

1 July 2010
€4.2 billion syndicated revolving credit facility, maturing 1 July 2015	No drawings have been made against this facility. The facility supports our commercial paper programmes and may be used for general corporate purposes including acquisitions.

9 March 2011
US$4.2 billion syndicated revolving credit facility, maturing 9 March 2016	No drawings have been made against this facility. The facility supports our commercial paper programmes and may be used for general corporate purposes including acquisitions.

16 November 2006
€0.4 billion loan facility, maturing 14 February 2014	This facility was drawn down in full on 14 February 2007. The facility is available for financing capital expenditure in our Turkish operating company.

28 July 2008
€0.4 billion loan facility, maturing 12 August 2015	This facility was drawn down in full on 12 August 2008. The facility is available for financing the roll-out of converged fixed mobile broadband telecommunications network in Italy.

15 September 2009
€0.4 billion loan facility, maturing 30 July 2017	This facility was drawn down in full on 30 July 2010. The facility is available for financing capital expenditure in our German operations.

29 September 2009
US$0.7 billion export credit agency loan facility, final maturity date 19 September 2018	An initial drawing was made of US$120 million on 3 November 2010. The facility is available for financing eligible Swedish goods and services.

Vodafone Group Plc Annual Report 2011   51
Performance

Under the terms and conditions of the €4.2 billion and US$4.2 billion syndicated committed bank facilities lenders have the right, but not the obligation, to cancel their commitments and have outstanding advances repaid no sooner than 30 days after notification of a change of control. This is in addition to the rights of lenders to cancel their commitment if we commit an event of default; however, it should be noted that a material adverse change clause does not apply.
The facility agreements provide for certain structural changes that do not affect the obligations to be specifically excluded from the definition of a change of control.
The terms and conditions of the €0.4 billion loan facility maturing on 14 February 2014 are similar to those of the €4.2 billion and US$4.2 billion syndicated committed bank facilities with the addition that, should our Turkish operating company spend less than the equivalent of €0.8 billion on capital expenditure, we will be required to repay the drawn amount of the facility that exceeds 50% of the capital expenditure.
The terms and conditions of the €0.4 billion loan facility maturing 12 August 2015 are similar to those of the €4.2 billion and US$4.2 billion syndicated committed bank facilities with the addition that, should our Italian operating company spend less than the equivalent of €1.5 billion on capital expenditure, we will be required to repay the drawn amount of the facility that exceeds 18% of the capital expenditure.
The loan facility agreed on 15 September 2009 provides €0.4 billion of seven year term finance for the Group’s virtual digital subscriber line (‘VDSL’) project in Germany. The terms and conditions are similar to those of the €4.2 billion and US$4.2 billion syndicated committed bank facilities with the addition that should the Group’s German operating company spend less than the equivalent of €0.8 billion on VDSL related capital expenditure, the Group will be required to repay the drawn amount of the facility that exceeds 50% of the VDSL capital expenditure.
The Group entered into an export credit agency loan agreement on 29 September 2009 for US$0.7 billion. The terms and conditions of the facility are similar to those of the €4.2 billion and US$4.2 billion syndicated committed bank facilities with the addition that the Company is permitted to draw down under the facility based on the eligible spend with Ericsson up until the final drawdown date of 30 June 2011. Quarterly repayments of any drawn balance commenced on 30 June 2010 with a final maturity date of 19 September 2018.
Furthermore, certain of our subsidiaries are funded by external facilities which are non-recourse to any member of the Group other than the borrower due to the level of country risk involved. These facilities may only be used to fund their operations. At 31 March 2011 Vodafone Essar had facilities of INR 281 billion (£3.9 billion) of which INR 262 billion (£3.7 billion) is drawn. Vodafone Egypt has a partly drawn EGP 1.2 billion (£121 million) syndicated bank facility of EGP 4.0 billion (£418 million) that matures in March 2014. Vodacom had fully drawn facilities of ZAR 8.1 billion (£741 million), US$120 million (£73 million) and TZS 87 billion (£36 million), Vodafone Americas has a US$1.4 billion (£871 million) US private placement with a maturity of 17 August 2015 and Ghana had a fully drawn facility of US$75 million (£47 million) with a final maturity of 15 March 2018.
In aggregate we have committed facilities of approximately £15,703 million, of which £7,247 million was undrawn and £8,456 million was drawn at 31 March 2011.
We believe that we have sufficient funding for our expected working capital requirements for at least the next 12 months. Further details regarding the maturity, currency and interest rates of the Group’s gross borrowings at 31 March 2011 are included in note 22 to the consolidated financial statements.
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
In respect of our interest in the Verizon Wireless partnership, an option granted to Price Communications, Inc. by Verizon Communications Inc. was exercised on 15 August 2006. Under the option agreement Price Communications, Inc. exchanged its preferred limited partnership interest in Verizon Wireless of the East LP for 29.5 million shares of common stock in Verizon Communications Inc. Verizon Communications Inc. has the right, but not the obligation, to contribute the preferred interest to the Verizon Wireless partnership diluting our interest. However, we also have the right to contribute further capital to the Verizon Wireless partnership in order to maintain our percentage partnership interest. Such amount, if contributed, would be US$0.8 billion.
Our aggregate direct and indirect interest in Vodafone Essar Limited (‘VEL’), our Indian operating company, is 59.9% at 31 March 2011. We have call options to acquire shareholdings in companies which indirectly own a further 7.1% interest in VEL. The shareholders of these companies also have put options which, if exercised, would require us to purchase the remaining shares in the respective company. If these options were exercised, which can only be done in accordance with Indian law prevailing at the time of exercise, we would have a direct and indirect interest of 67.0% in VEL. On 30 March 2011 the Essar Group exercised its underwritten put option over 22.0% of VEL following which, on 31 March 2011, we exercised our call option over the remaining 11.0% of VEL owned by the Essar Group. The consideration due under these two options is US$5 billion (£3.1 billion). The Group does not believe that there is any legal requirement to withhold tax in respect of these transactions but as discussed on page 122, if the Authority for Advanced Rulings directs tax to be withheld, this amount is anticipated to be approximately an additional US$1 billion.
Off-balance sheet arrangements
On 7 January 2011 State Bank of India provided a guarantee on our behalf of INR 85 billion (£1.2 billion) to the Supreme Court of India in relation to the ongoing litigation in respect of the purchase of Vodafone Essar Limited as disclosed on page 122. We have counter indemnified State Bank of India for any amounts payable under this guarantee.
Other than this guarantee we do not have any material off-balance sheet arrangements as defined in item 5.E.2. of the SEC’s Form 20-F. Please refer to notes 27 and 28 to the consolidated financial statements for a discussion of our commitments and contingent liabilities.
Quantitative and qualitative disclosures about market risk
A discussion of our financial risk management objectives and policies and the exposure of the Group to liquidity, market and credit risk is included within note 21 to the consolidated financial statements.

52   Vodafone Group Plc Annual Report 2011
Board of directors and Group management

Directors and senior management
Our business is managed by our Board of directors (‘the Board’). Biographical details of the directors and senior management at 17 May 2011 are as follows:
Board of directors
Chairman
1. Sir John Bond†, aged 69, became Chairman of Vodafone Group Plc in July 2006, having previously served as a non-executive director of the Board, and is Chairman of the Nominations and Governance Committee. He is Chairman of Xstrata plc and a non-executive director of A.P. Møller – Mærsk A/S and Shui On Land Limited (Hong Kong SAR). He retired from the position of Group Chairman of HSBC Holdings plc in May 2006. Previous non-executive directorships include the London Stock Exchange plc, Orange plc, British Steel plc, the Court of the Bank of England and Ford Motor Company, US. He is also an advisor to Northern Trust in Chicago. Sir John will retire from the Board at the conclusion of the Company’s AGM on 26 July 2011.
Executive directors
2. Vittorio Colao, Chief Executive, aged 49, was appointed Chief Executive of Vodafone Group Plc after the AGM in July 2008. He joined the Board in October 2006 as Chief Executive, Europe and Deputy Chief Executive. The early part of his career was spent in the Milan office of McKinsey & Co working on media, telecommunications and industrial goods, with additional responsibility for recruitment. In 1996 he joined Omnitel Pronto Italia, which subsequently became Vodafone Italy, and was appointed Chief Executive in 1999. He was then appointed Regional Chief Executive Officer, Southern Europe for Vodafone Group Plc in 2001, became a member of the Board in 2002 and was appointed to the role of Regional Chief Executive Officer for Southern Europe, Middle East and Africa for Vodafone in 2003. In 2004 he left Vodafone to join RCS MediaGroup, the leading Italian publishing company, where he was Chief Executive until he rejoined Vodafone as Chief Executive Officer, Europe. He sits on the International Advisory Board of Bocconi University, Italy.
3. Andy Halford, Chief Financial Officer, aged 52, joined the Board in July 2005. He joined Vodafone in 1999 as Financial Director for Vodafone Limited, the UK operating company, and in 2001 he became Financial Director for Vodafone’s Northern Europe, Middle East and Africa region. In 2002 he was appointed Chief Financial Officer of Verizon Wireless in the US and is currently a member of the Board of Representatives of the Verizon Wireless partnership. Prior to joining Vodafone he was Group Finance Director at East Midlands Electricity Plc. In December 2010 he was appointed as Chairman of The Hundred Group of Finance Directors in the UK. He holds a bachelor’s degree in Industrial Economics from Nottingham University and is a Fellow of the Institute of Chartered Accountants in England and Wales.
4. Michel Combes, aged 49, Chief Executive Officer, Europe Region, was appointed to the Board in June 2009, having joined the Company in October 2008. He began his career at France Telecom in 1986 in the External Networks Division and then moved to the Industrial and International Affairs Division. After being technical advisor to the Minister of Transportation from 1991 to 1995, he served as Chairman and Chief Executive Officer of
GlobeCast from 1995 to 1999. He was Executive Vice President of Nouvelles Frontieres Group from December 1999 until the end of 2001 when he moved to the position of Chief Executive Officer of Assystem-Brime, a company specialising in industrial engineering. He returned to France Telecom Group in 2003 as Senior Vice President of Group Finance and Chief Financial Officer. Until January 2006 he was Senior Executive Vice President, in charge of NExT Financial Balance & Value Creation and a member of the France Telecom Group Strategic Committee. From 2006 to 2008 he was Chairman and Chief Executive Officer of TDF Group. He is President of the Supervisory Board of Assystem SA in France and serves as a non-executive director on the boards of ISS Equity A/S, ISS Holding A/S and ISS A/S.
5. Stephen Pusey, aged 49, Group Chief Technology Officer, joined Vodafone in September 2006 and was appointed to the Board in June 2009. He is responsible for all aspects of Vodafone’s networks, IT capability and research and development. Prior to joining Vodafone he held the positions of Executive Vice President and President, Nortel EMEA, having joined Nortel in 1982 where he gained a wealth of international experience across both the wireline and wireless industries and in business applications and solutions. Prior to Nortel, he spent several years with British Telecom.
Deputy Chairman and senior independent director
6. John Buchanan§†, aged 68, became Deputy Chairman and senior independent director in July 2006 and has been a member of the Board since April 2003. He retired from the board of directors of BP p.l.c. in 2002 after six years as Group Chief Financial Officer and executive director following a wide-ranging career with the company. He was a member of the United Kingdom Accounting Standards Board from 1997 to 2001. He is Chairman of Smith & Nephew plc, Senior Independent Director of BHP Billiton Plc, Chairman of The International Chamber of Commerce (UK) and is Chairman of the trustees for the UK Christchurch Earthquake Appeal. Previous non-executive directorships include AstraZeneca plc and Boots plc.
Non-executive directors
7. Alan Jebson§, aged 61, joined the Board in December 2006. In May 2006 he retired from his role as Group Chief Operating Officer of HSBC Holdings plc, a position which included responsibility for IT and Global Resourcing. During a long career with HSBC he held various positions in IT including the position of Group Chief Information Officer. His roles included responsibility for the Group’s international systems including the consolidation of HSBC and Midland systems following the acquisition of Midland Bank in 1993. He originally joined HSBC as Head of IT Audit in 1978 where, building upon his qualification as a chartered accountant, he built an international audit team and implemented controls in the group’s application systems. He is also a non-executive director of Experian Group plc and MacDonald Dettwiler and Associates Ltd. in Canada.
8. Samuel Jonah‡, aged 61, was appointed to the Board in April 2009. He is Executive Chairman of Jonah Capital (Pty) Limited, an investment holding company in South Africa and serves on the boards of various public and private companies including The Standard Bank Group. He previously worked for Ashanti Goldfields Company Limited, becoming Chief Executive Officer in

Vodafone Group Plc Annual Report 2011   53
Governance

1986, and was formerly Executive President of AngloGold Ashanti Limited, a director of Lonmin Plc and a member of the Advisory Council of the President of the African Development Bank. He is an advisor to the Presidents of Nigeria and Togo and previously served as an advisor to the Presidents of South Africa and Ghana. An Honorary Knighthood was conferred on him by Her Majesty the Queen in 2003 and in 2006 he was awarded Ghana’s highest national award, the Companion of the Order of the Star.
9. Nick Land§, aged 63, joined the Board in December 2006 and is Chairman of the Audit Committee. Solely for the purposes of relevant legislation he is the Board’s appointed financial expert on the Audit Committee. In June 2006 he retired as Chairman of Ernst & Young LLP after a distinguished career spanning 36 years with the firm. He became an audit partner in 1978 and held a number of management appointments before becoming Managing Partner in 1992. He was appointed Chairman and joined the Global Executive Board of Ernst & Young Global LLP in 1995. He serves as a non-executive director of Alliance Boots GmbH, BBA Aviation plc and the Ashmore Group plc and was appointed as a non-executive director of the Financial Reporting Council on 1 April 2011. He is an advisor to the board of SNR Denton LLP, a member of the Advisory Board of Alsbridge plc, Chairman of the Board of Trustees of Farnham Castle, and is a member of the Finance and Audit Committees of the National Gallery. He is also Chairman of the board of trustees of the Vodafone Foundation.
10. Anne Lauvergeon§, aged 51, joined the Board in November 2005. She is Chief Executive Officer of AREVA Group, the leading French energy company, having been appointed to that role in July 2001. She started her professional career in 1983 in the steel industry and in 1990 she was named Advisor for Economic International Affairs at the French Presidency and Deputy Chief of its Staff in 1991. In 1995 she became a Partner of Lazard Frères & Cie, subsequently joining Alcatel Telecom as Senior Executive Vice President in March 1997. She was responsible for international activities and the Group’s industrial shareholdings in the energy and nuclear fields. In 1999 she was appointed Chairman and Chief Executive Officer of AREVA NC. She is currently also a member of the Advisory Board of the Global Business Coalition on HIV/AIDS and a non-executive director of Total S.A. and GDF SUEZ.
11. Luc Vandevelde†‡, aged 60, joined the Board in September 2003 and is Chairman of the Remuneration Committee. He is a director of Société Générale and the Founder and Managing Director of Change Capital Partners LLP, a private equity fund. He was formerly Chairman of the Supervisory Board of Carrefour SA, Chairman of Marks & Spencer Group plc and Chief Executive Officer of Promodès, and has held senior European and international roles with Kraft General Foods.
12. Anthony Watson CBE†‡, aged 66, was appointed to the Board in May 2006. He is currently Chairman of Marks & Spencer Pension Trust Ltd and is the Senior Independent Director of Hammerson plc and Witan Investment Trust. He is a non-executive director of Lloyds Banking Group plc and sits on the Advisory Board of Norges Bank Investment Management. He joined the Board of the Shareholder Executive in October 2009, having been a member of its Advisory Group since April 2008. Prior to joining the Vodafone Board he was Chief Executive of Hermes Pensions Management Limited, a position he had held since 2002. Previously he was Hermes’ Chief Investment Officer having been Managing Director of AMP Asset Management plc and the Chief International Investment Officer of Citicorp Investment Management from 1991 until joining Hermes in 1998. He was Chairman of The Strategic Investment Board in Northern Ireland until he retired in March 2009. In January 2009 he was awarded a CBE for his services to the economic redevelopment of Northern Ireland.
13. Philip Yea‡, aged 56, became a member of the Board in September 2005. He has held a number of roles in the private equity industry, most notably at 3i Group plc where he was Chief Executive from 2004 until January 2009, and prior to 3i at Investcorp, where his main focus was on the turnaround and performance of portfolio investments. He is a former Finance Director of Diageo plc, the global drinks group, where as Finance Director of Guinness plc he was closely involved in the creation of Diageo through Guiness’s merger with Grand Metropolitan P.L.C. in 1997. Philip holds a number of advisory positions including to HRH The Duke of York in his role as the UK’s Special Representative for International Trade & Investment, as well as to PricewaterhouseCoopers in the UK and Bridges Ventures. He is also Chairman of the trustees of the British Heart Foundation. He has previously held non-executive roles at HBOS plc and Manchester United plc.
Appointments since the 2010 AGM
14. Renee James, aged 46, joined the Board in January 2011. She is Senior Vice President and General Manager of the software and services group for Intel Corporation with responsibility for delivering software products and support across Intel’s entire product line by building and distributing software and services products and partnering with independent software partners in the industry. In addition, she is the Chairman of the software subsidiaries of Intel, Havok, WIndRiver Systems and McAfee, and also serves as an independent director on the VMware Inc. Board of Directors and is a member of its Audit Committee. She holds bachelor’s and master’s degrees from the University of Oregon.
15. Gerard Kleisterlee, aged 64, was appointed to the Board on 1 April 2011. He retired as President/Chief Executive Officer and Chairman of the Board of Management and the Group Management Committee of Koninklijke Philips Electronics N.V. (‘Philips’) on 31 March 2011 after a career with Philips spanning over more than three decades. He has been a member of the Daimler AG Supervisory Board since April 2009, a non-executive director of the Supervisory Board and member of the Audit Committee of Royal Dutch Shell since November 2010, and a member of the Board of Directors of Dell since December 2010. He will succeed Sir John Bond as Chairman of the Company on conclusion of the AGM on 26 July 2011.

§	Audit Committee

†	Nominations and Governance Committee

‡	Remuneration Committee

54   Vodafone Group Plc Annual Report 2011
Board of directors and Group management continued

Executive Committee
Chaired by Vittorio Colao, this committee focuses on the Group’s strategy, financial structure and planning, succession planning, organisational development and Group-wide policies. The Executive Committee membership comprises the executive directors, details of whom are shown on page 52 above, and the senior managers who are listed below.
Senior management
Members of the Executive Committee who are not also executive directors are regarded as senior managers of the Company.
Warren Finegold, aged 54, Group Strategy and Business Development Director, joined the Executive Committee in April 2006 as Chief Executive, Global Business Development with responsibility for mergers and acquisitions and business development. He assumed his current position in August 2009 when his role was expanded to include Group Strategy. He started his career with Hill Samuel & Co. Limited as an Executive in the Corporate Finance department, advising clients on mergers and acquisitions. He then moved to Goldman Sachs International in 1986 where he held positions in New York and London. Prior to joining Vodafone he was a Managing Director of UBS Investment Bank where he held a number of senior positions, most recently as head of its technology team in Europe.
Matthew Kirk, aged 50, Group External Affairs Director, was appointed to his current position and joined the Executive Committee in March 2009. Matthew joined Vodafone in 2006 as Group Director of External Relationships. Prior to that he was a member of the British Diplomatic Service for more than 20 years and before joining Vodafone served as British Ambassador to Finland.
Morten Lundal, aged 46, Group Chief Commercial Officer, was appointed to his current position in October 2010, having joined the Executive Committee in November 2008, and previously served as Chief Executive Officer for the Africa and Central Europe region. He joined Nordic mobile operator, Telenor, in 1997 and held several Chief Executive Officer positions including for the Internet Division and Telenor Business Solutions as well as the position of Executive Vice President for Corporate Strategy before becoming the Chief Executive Officer of Telenor’s Malaysian subsidiary, DiGi Telecommunications.
Rosemary Martin, aged 51, was appointed Group General Counsel and Company Secretary in March 2010. She previously served as Chief Executive Officer of the Practical Law Group prior to which she previously spent 11 years with Reuters Group Plc. in various company secretary and legal roles, with the last five years as Group General Counsel and Company Secretary. Before joining Reuters she was a partner with Mayer, Brown, Rowe & Maw. She is a non-executive director of HSBC Bank Plc (the European arm of HSBC Group) and a member of the Institute of Chartered Accountants of England and Wales Corporate Governance Committee.
Nick Read, aged 46, Chief Executive Officer, Africa, Middle East and Asia Pacific region, was appointed to this position in October 2010. He became a member of the Executive Committee in November 2008 at the time serving as Chief Executive Officer for the Asia Pacific and Middle East region. He joined Vodafone in 2002 and has held a variety of senior roles including Chief Financial Officer and Chief Commercial Officer of Vodafone Limited, the UK operating company, and was appointed Chief Executive Officer of Vodafone Limited in early 2006. Prior to joining Vodafone he held senior global finance positions with United Business Media plc and Federal Express Worldwide.
Ronald Schellekens, aged 47, Group Human Resources Director, joined Vodafone and the Executive Committee in January 2009. Ronald is responsible for the Vodafone human resources management function as well as health and safety, and Vodafone’s property and real estate. Prior to joining Vodafone he was Executive Vice President Human Resources for Royal Dutch Shell plc’s global downstream business. Prior to working for Shell he worked for nine years at PepsiCo in various international senior human resources roles including assignments in Switzerland, Spain, South Africa, the UK and Poland. In his last role he was responsible for the Europe, Middle East and Africa region for PepsiCo Foods International. Prior to PepsiCo he worked for nine years for AT&T in human resources roles in the Netherlands and Poland.
Other Board and Executive Committee members
The following members also served on the Board or the Executive Committee during the year:
Simon Murray was a non-executive director until his retirement on 27 July 2010. Terry Kramer was Regional President – Vodafone Americas and a member of the Executive Committee until 31 July 2010. Wendy Becker was Group Chief Marketing Officer and a member of the Executive Committee until January 2011.

Vodafone Group Plc Annual Report 2011   55

Corporate governance	Governance
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

Compliance with the Combined Code
Our ordinary shares are listed in the UK on the London Stock Exchange. In accordance with the Listing Rules of the UK Listing Authority, we confirm that throughout the year ended 31 March 2011 and at the date of this document we were compliant with the provisions of, and applied the principles of, Section 1 of the 2008 FRC Combined Code on Corporate Governance (the “Combined Code”). The Combined Code can be found on the FRC website (www.frc.org.uk). This corporate governance section, together with the “Directors’ remuneration” section on pages 62 to 73, provides detail of how we apply the principles and comply with the provisions of the Combined Code.
The FRC issued the new UK Corporate Governance Code in 2010, applicable for financial years beginning on or after 29 June 2010. We will report on it for the first time in our 2012 financial year and intend to be in compliance.
Corporate governance statement
We comply with the corporate governance statement requirements pursuant to the FSA’s Disclosure and Transparency Rules by virtue of the information included in this “Corporate governance” section of the annual report together with information contained in the “Shareholder information” section on pages 132 to 138.
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
The schedule is reviewed annually. It was last formally reviewed in March 2011 at which time, it was determined that no amendments were required.
Other specific responsibilities are delegated to Board committees which operate within clearly defined terms of reference. Details of the responsibilities delegated to the Board committees are given on pages 57 and 58.
Board meetings
The Board meets at least eight times a year and the meetings are structured to allow open discussion. All directors participate in discussing strategy, trading and financial performance and risk management. All substantive agenda items have comprehensive briefing material which is circulated one week before the meeting.
The following table shows the number of years directors have been on the Board at 31 March 2011 and their attendance at scheduled Board meetings they were eligible to attend during the year:

	Years	Meetings
	on Board	attended

Sir John Bond	6	8/8
John Buchanan	8	8/8
Vittorio Colao	4	8/8
Michel Combes	1	8/8
Andy Halford	5	8/8
Renee James (since 1 January 2011)	<1	3/3
Alan Jebson	4	7/8
Samuel Jonah	2	8/8
Nick Land	4	8/8
Anne Lauvergeon	5	6/8
Simon Murray (until 27 July 2010)	–	2/2
Stephen Pusey	1	8/8
Luc Vandevelde	7	8/8
Anthony Watson	5	8/8
Philip Yea	5	8/8

In addition to regular Board meetings, there are a number of other meetings to deal with specific matters. Directors unable to attend a Board meeting because of another engagement are nevertheless provided with all the information relevant for such meetings and are able to discuss issues arising in the meeting with the Chairman or the Chief Executive.
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
Board balance and independence
Our Board consists of 15 directors, 13 of whom served throughout the year. At 31 March 2011, in addition to the Chairman, Sir John Bond, there were four executive directors and nine non-executive directors. Renee James and Gerard Kleisterlee were appointed as non-executive directors with effect from 1 January 2011 and 1 April 2011 respectively. Simon Murray was a member of the Board until his retirement at the annual general meeting (‘AGM’) on 27 July 2010.
The Board welcomed the publication of the Davies Review on Women on Boards in February 2011. It is our aspiration to have a minimum of 25% female representation on the Board by 2015. Subject to securing suitable candidates, we intend to effect the changes required to the Board’s composition by recruiting additional directors and/or filling vacancies which arise when directors do not seek re-election, by appointing new directors who fit the skills criteria and gender balance which would meet the Board’s aspirations. The FRC is currently consulting on changes to the UK Corporate Governance Code which may result in the Code including a recommendation

56   Vodafone Group Plc Annual Report 2011
Corporate governance continued

that companies adopt a boardroom diversity policy; we expect to comply with any such recommendation. The Board recognises the importance of gender balance throughout the Group and continues to support Vittorio Colao in his efforts to build a diverse organisation. Further information, including the proportions of women in senior management and within the organisation overall, is contained in our 2011 sustainability report at www.vodafone.com/sustainability.
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
Board effectiveness
Appointments to the Board
There is a formal, rigorous and transparent procedure for the appointment of new directors to the Board. Candidates are identified and selected on merit against objective criteria and with due regard to the benefits of diversity on the Board, including gender. This process was followed during the recruitment of Renee James and Gerard Kleisterlee and is described in the section on the Nominations and Governance Committee set out on page 57.
Information and professional development
From time to time the Board receives detailed presentations from non-Board members on matters of significance. Financial plans, including budgets and forecasts, are regularly discussed at Board meetings. The non-executive directors periodically visit different parts of the Group and are provided with briefings and information to assist them in performing their duties.
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
If appropriate the induction will also include briefings on the scope of the internal audit function and the role of the Audit Committee, meetings with the external auditor and other areas the Company Secretary deems appropriate considering the director’s area of responsibility. Throughout their period in office the directors are continually updated on the Group’s businesses and the regulatory and industry specific environments in which it operates. These updates are by way of written briefings and meetings with senior executives and, where appropriate, external sources.
Performance evaluation
Performance evaluation of the Board, its committees and individual directors takes place on an annual basis and is conducted within the terms of reference of the Nominations and Governance Committee with the aim of improving the effectiveness of the Board and its committees, individual contributions and the Group’s performance as a whole. The evaluation is designed to determine whether the Board continues to be capable of providing the high level judgement required and whether, as a Board, the directors are informed and up to date with the business and its goals and understand the context within which it operates. Every three years the performance evaluation is conducted by an independent external advisor. The last external evaluation took place in respect of the 2010 financial year.
This year the Board undertook a formal self-evaluation of its own performance. The process was led by the Chairman and included a review of the administration of the Board and its committees covering the operation of the Board and its committees, agendas, reports and information produced for their consideration. Using questionnaires completed by all directors, the Chairman produced a report on Board performance which was sent to and considered by the Nominations and Governance Committee before being discussed with the Board members at a Board meeting.
The Chairman led the assessment of the Chief Executive and the non-executive directors, the Chief Executive undertook the performance reviews for the executive directors and the Senior Independent Director led the review of the performance of the Chairman.
The Chairman reported the results of the evaluations at the Board meeting in March 2011. The performance of each director of the Board was found to be effective and it was concluded that the Board provides the effective leadership and control required for a listed company. The Nominations and Governance Committee confirmed to the Board that the contributions made by the directors offering themselves for election and re-election at the AGM in July 2011 continue to be effective and that the Company should support their election and re-election. In addition, the Board considered recommendations made by directors during the Board performance evaluation for the improvement of Board procedures and its effectiveness.

Vodafone Group Plc Annual Report 2011   57
Governance

Consequently, some changes in Board practice are being implemented, including extending the duration of Audit Committee meetings and allocating more time in the Board schedule for strategy discussions. The Board will continue to review its procedures, its effectiveness and development in the financial year ahead.
Re-election of directors
Although not required by the articles of association, in the interests of good corporate governance the directors have resolved that, subject to the recommendation of the Nominations and Governance Committee, they will all submit themselves for re-election at each AGM. Accordingly, at the AGM to be held on 26 July 2011, all the directors will offer themselves for re-election with the exception of Sir John Bond who is retiring from the Board. New directors seek election for the first time in accordance with the articles of association.
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
Board committees
The Board has established an Audit Committee, a Nominations and Governance Committee and a Remuneration Committee, each of which has formal terms of reference approved by the Board. The Board reviews the terms of reference for each of the committees on an ongoing basis and is satisfied that they comply with the requirements of the Combined Code. The terms of reference for all Board committees can be found on our website at www.vodafone.com/governance or a copy can be obtained by application to the Company Secretary at our registered office.
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
Audit Committee
The members of the Audit Committee during the year, together with a record of their attendance at meetings which they were eligible to attend, are set out below:

Meetings attended

Nick Land, Chairman and financial expert	4/4
John Buchanan	4/4
Alan Jebson	4/4
Anne Lauvergeon	3/4

The Audit Committee is comprised of financially literate members having the necessary ability and experience to understand financial statements. Solely for the purpose of fulfilling the requirements of the Sarbanes-Oxley Act and the Combined Code, the Board has designated Nick Land, who is an independent non-executive director satisfying the independence requirements of Rule 10A-3 of the US Securities Exchange Act 1934 (the ‘Exchange Act’), as its financial expert on the Audit Committee. Further details on Nick Land can be found in “Board of directors and Group management” on page 53.
The Audit Committee’s responsibilities include:
•	overseeing the relationship with the external auditor;

•	reviewing our preliminary results announcement, half-year results and annual financial statements;

•	monitoring compliance with statutory and listing requirements for any exchange on which our shares and debt instruments are quoted;

•	reviewing the scope, extent and effectiveness of the activity of the Group internal audit department;

•	engaging independent advisors as it determines is necessary and to perform investigations;

•	reporting to the Board on the quality and acceptability of our accounting policies and practices including, without limitation, critical accounting policies and practices; and

•	playing an active role in monitoring our compliance efforts in respect of Section 404 of the Sarbanes-Oxley Act.
At least twice a year the Audit Committee meets separately with the external auditor, the Chief Financial Officer and the Group Audit Director without other management being present. Further details on the work of the Audit Committee and its oversight of the relationships with the external auditor can be found under “Auditor” and the “Report from the Audit Committee” which are set out on pages 60 and 61.
Nominations and Governance Committee
The members of the Nominations and Governance Committee during the year, together with a record of their attendance at meetings which they were eligible to attend, are set out below:

Meetings attended

Sir John Bond, Chairman	7/7
John Buchanan	7/7
Luc Vandevelde	7/7
Anthony Watson (from 26 July 2010)	5/5

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
During the financial year an external search was commissioned, using an independent consulting firm which actively searches for female as well as male candidates, for a non-executive director with relevant international experience in the high-tech sector. Renee James was identified as a potential candidate and subsequently recommended to the Board by the Nominations and Governance Committee on the basis that she met the desired criteria.
In February 2010 the Board initiated a succession planning process to search for a new chairman. The independent consulting firm was provided with a detailed brief of the desired candidate profile and their services were used to conduct a thorough search to identify suitable candidates. The Nominations and Governance Committee considered a list of potential

58   Vodafone Group Plc Annual Report 2011
Corporate governance continued

candidates and those shortlisted were met by members of the Board. Following an interview process, Gerard Kleisterlee was invited to join the Board and to become Vodafone’s chairman in succession to Sir John Bond. In accordance with the Combined Code, Sir John Bond did not chair the Nominations and Governance Committee when dealing with the appointment of Mr Kleisterlee. The Deputy Chairman took the chair. Mr Kleisterlee’s deep knowledge of the commercial sector, his international experience and familiarity with business in emerging markets were factors in the Board’s decision.
The Nominations and Governance Committee meets periodically when reguired. In addition to scheduled meetings, there are a number of ad hoc meetings to address specific matters. No one other than a member of the Nominations and Governance Committee is entitled to be present at its meetings. The Chief Executive, other non-executive directors and external advisors may be invited to attend.
Remuneration Committee
The members of the Remuneration Committee during the year, together with a record of their attendance at scheduled meetings which they were eligible to attend, are set out below:

Meetings attended

Luc Vandevelde, Chairman	5/5
Samuel Jonah (from 1 June 2010)	3/3
Simon Murray (until 27 July 2010)	1/2
Anthony Watson	5/5
Philip Yea	5/5

In addition to scheduled meetings, there were a number of ad hoc meetings to deal with specific matters. The responsibilities of the Remuneration Committee include:
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
Further information on the Remuneration Committee’s activities is contained in “Directors’ remuneration” on pages 62 to 73.
Executive Committee
The executive directors, together with certain other Group functional heads and regional chief executives, meet 11 times a year as the Executive Committee under the chairmanship of the Chief Executive. The Executive Committee is responsible for our competitive and financial performance, reviewing strategy and new business opportunities including major acquisitions and disposals, the management of our capital structure and funding, and key organisational and policy decisions. The members of the Executive Committee and their biographical details are set out on pages 52 and 54.
The Executive Committee members and the chief executive officers of the major operating companies and other selected individuals, depending on topics discussed, met twice during the year to discuss strategy.
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
Relations with shareholders
We are committed to communicating our strategy and activities clearly to our shareholders and, to that end, we maintain an active dialogue with investors through a planned programme of investor relations activities. The investor relations programme includes:
•	formal presentations of full year and half-year results, and interim management statements;

•	briefing meetings with major institutional shareholders in the UK, the US and in Continental Europe after the half-year results and preliminary announcement, to ensure that the investor community receives a Balanced and complete view of our performance and the issues we face;

•	regular meetings between institutional investors and analysts and the Chief Executive and Chief Financial Officer to discuss business performance;

•	hosting investors and analysts sessions at which senior management from relevant operating companies deliver presentations which provide an overview of each of the individual businesses and operations;

•	attendance by senior executives across the business at relevant meetings and conferences throughout the year;

•	responding to enquiries from shareholders and analysts through our Investor Relations team; and

•	www.vodafone.com/investor which is a section dedicated to shareholders on our website.
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
At the 2007 AGM the shareholders approved amendments to the articles of association which enabled us to take advantage of the provisions in the Companies Act 2006 to communicate with our shareholders electronically. Following that approval, unless a shareholder has specifically asked to receive a hard copy, they will receive notification of the availability of the annual report on our website www.vodafone.com/investor. For this year shareholders will receive the notice of meeting and form of proxy in paper through the post unless they have previously opted to receive email communications. We do not intend to send the notice of meeting and form of proxy to shareholders in paper through the post for the 2012 financial year unless shareholders have specifically asked to receive communications in hard copy. Shareholders continue to have the option to appoint proxies and to give voting instructions electronically.
The principal communication with private investors is via the annual report and through the AGM, an occasion which is attended by all our directors and at which all shareholders present are given the opportunity to question the Chairman, the Chairmen of the Audit, Nominations and Governance, and Remuneration Committees and the rest of the Board. After the AGM shareholders can meet informally with directors.
A summary presentation of results and development plans is also given at the AGM before the Chairman deals with the formal business of the meeting. The AGM is broadcast live on our website (www.vodafone.com/agm) and a recording of the webcast can subsequently be viewed on our website. All

Vodafone Group Plc Annual Report 2011   59
Governance

substantive resolutions at our AGMs are decided on a poll. The poll is conducted by our registrars and scrutinised by Electoral Reform Services. The proxy votes cast in relation to all resolutions, including details of votes withheld, are disclosed to those in attendance at the meeting and the results of the poll are published on our website and announced via the Regulatory News Service. Financial and other information is made available on our website (www.vodafone.com/investor) which is regularly updated.
A summary of our share and control structures is set out on pages 135 and 136 in the shareholder information section of this report.
Political donations
The directors consider that it is in the best interest of shareholders that we participate in public debate and opinion forming on matters which affect our business. In order not to inhibit these activities and to avoid inadvertent infringement of the Companies Act 2006, at the 2008 AGM the directors sought and received shareholders’ approval for the Company and its subsidiaries to be authorised, for the purposes of part 14 of the Companies Act 2006, to make political donations and to incur political expenditure during the period from the AGM to the conclusion of the AGM for the 2012 financial year or 29 July 2012, whichever is earlier, up to a maximum aggregate amount of £100,000 per year. Neither the Company nor any of its subsidiaries have made any such political donations during the year. It is our Group policy not to make political donations or incur political expenditure as those expressions are normally understood.
Internal control
The Board has overall responsibility for the system of internal control. A sound system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. The process of managing the risks associated with social, environmental and ethical impacts is also discussed under “Sustainable business” on pages 30 to 31.
The Board has established procedures that implement in full the Turnbull Guidance “Internal Control: Revised Guidance for Directors on the Combined Code” for the year under review and to the date of approval of the annual report. These procedures, which are subject to regular review, provide an ongoing process for identifying, evaluating and managing the significant risks we face. See page 75 for management’s report on internal control over financial reporting.
Monitoring and review activities
There are clear processes for monitoring the system of internal control and reporting any significant control failings or weaknesses together with details of corrective action. These include:
•	a formal annual confirmation provided by the Chief Executive and Chief Financial Officer of each Group company certifying the operation of their control systems and highlighting any weaknesses, the results of which are reviewed by regional management, the Audit Committee and the Board;

•	a review of the appropriateness of disclosures undertaken by the Chief Executive and the Chief Financial Officer which includes formal annual meetings with the Group’s Disclosure Committee; and

•	periodic examination of business processes on a risk basis including reports on controls throughout the Group undertaken by the Group internal audit department which reports directly to the Audit Committee.
In addition, we review any reports from the external auditor presented to the Audit Committee and management relating to internal financial controls.
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
Risk management
We have a Risk Council to manage the process of identifying, evaluating, monitoring and mitigating risks. The Risk Council is chaired by the Chief Financial Officer, facilitated by the Group Audit Director and attended by representatives from the two geographic regions, finance and a cross section of functions. Meeting twice a year, the Risk Council discusses and reviews the risks identified by the senior management of the regions and functions in their area of business. The risks are plotted on a “risk matrix” on the basis of the likelihood of those risks occurring and the impact if they do occur taking into consideration the action being taken to manage and mitigate them. Those risk assessments are presented to the Executive Committee and the Audit Committee which in turn report to the Board for review and confirmation. The Group risks identified through this process are included in “Principal risk factors and uncertainties” on pages 45 and 46. The Risk Council ensures the ongoing review of risks to the business, the controls in place to mitigate risks and identifies any further action required.
Risk mitigation
Although many risks remain outside of our direct control, a range of activities are in place to mitigate the primary risks identified including those set out on pages 45 to 46. A significant number of risks faced relate to the wider operational and commercial affairs of the Group including those in relation to competitor and regulator activity, the impact of technological developments, the development of new products and services, the success of cost reduction initiatives, the realisation of benefits from investments and the potential reliance on certain suppliers. The responsibility for the Group’s actions to address and mitigate these risks is either allocated to personnel with direct functional responsibility for the matter or to operating company and regional management with appropriate reporting and monitoring by the Risk Council and Executive Committee. The size of the Group’s operations, its geographical spread and its large and diverse customer base assist in mitigating these risks.
A range of mitigations for other risks faced by the Group are also in place:
•	Macroeconomic, political and legal risks are considered by the Group’s strategic planning process and as part of the Group’s processes for capital allocation.

•	The Group has in place formal treasury policies that seek to ensure the Group’s financing plans place appropriate weight on the risks arising from volatile capital markets.

•	Where we do not have controlling interests in certain of our investments, we work with our partners to maximise alignment of interests through the development of mutually beneficial commercial outcomes and actively involve ourselves in the governance of the company concerned.

•	The potential for health risks is comprehensively addressed through a wide range of activities including the close monitoring of developments in areas of science and technology and ensuring the devices sold meet all necessary regulatory requirements including specific absorption rate (‘SAR’) limits in relation to radio frequency emission and absorption.

•	We have invested significantly to minimise the risk of disruption of our telecommunications services and have extensive business continuity arrangements to mitigate the risks arising from a critical system failure.
Activity and progress on these matters are reported both into the Risk Council and the Executive Committee.
Review of effectiveness
The Board and the Audit Committee have reviewed the effectiveness of the internal control system including financial, operational and compliance controls and risk management, in accordance with the Combined Code for the period from 1 April 2010 to 17 May 2011 (the date of approval of our annual report). No significant failings or weaknesses were identified during this review. However, had there been any such failings or weaknesses, the Board confirms that necessary actions would have been taken to remedy them.

60   Vodafone Group Plc Annual Report 2011
Corporate governance continued

Disclosure controls and procedures
We maintain “disclosure controls and procedures”, as such term is defined in Rule 13a-15(e) of the Exchange Act, that are designed to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.
The directors, the Chief Executive and the Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures and, based on that evaluation, have concluded that the disclosure controls and procedures are effective at the end of the period covered by this document.
Going concern
The going concern statement required by the Listing Rules and the Combined Code is set out in the “Directors’ statement of responsibility” on page 75.
Auditor
Following a recommendation by the Audit Committee, and in accordance with Section 489 of the Companies Act 2006, a resolution proposing the reappointment of Deloitte LLP as our auditor will be put to the shareholders at the 2011 AGM. We do not indemnify our external auditor.
In its assessment of the independence of the auditor and in accordance with the US Public Company Accounting Oversight Board’s standard on independence, the Audit Committee receives in writing details of relationships between the Company and Deloitte LLP that may have a bearing on their independence and receives confirmation that they are independent of the Company within the meaning of the securities laws administered by the SEC.
In addition, the Audit Committee pre-approves the audit fee after a review of both the level of the audit fee against other comparable companies, including those in the telecommunications industry, and the level and nature of non-audit fees, as part of its review of the adequacy and objectivity of the audit process.
In a further measure to ensure auditor independence is not compromised we have a policy that provides for the pre-approval by the Audit Committee of permitted non-audit services by Deloitte LLP. The policy lists categories of non-audit services from which the auditor is excluded from providing. For certain specific permitted services the Audit Committee has pre-approved that Deloitte LLP can be engaged by management subject to specified fee limits for individual engagements and fee limits for each type of specific service permitted. For all other services, or those permitted services that exceed the specified fee limits, the Chairman of the Audit Committee, or in his absence another member, can pre-approve permitted services which have not been pre-approved by the Audit Committee.
In addition to their statutory duties, Deloitte LLP is also engaged where, as a result of their position as auditor, they either must, or are best placed to, perform the audit-related services in question. This is primarily work in relation to matters such as shareholder circulars, Group borrowings, regulatory filings, and certain business acquisitions and disposals. Other work is awarded on the basis of competitive tender.
During the year Deloitte LLP and its affiliates charged the Group £9 million (2010: £9 million, 2009: £8 million) for audit and audit-related services and a further £1 million (2010: £1 million, 2009: £1 million) for non-audit assignments which primarily comprised fees in relation to a number of taxation assignments totalling £1 million (2010: £1 million, 2009: £1 million). The auditor was considered the most suitable supplier for the services given its extensive knowledge of the Group. After reviewing external requirements and guidelines in place, the types of services rendered were considered by the Audit Committee not to impact the objectivity and independence of Deloitte LLP. An analysis of these fees can be found in note 4 to the consolidated financial statements.
US listing requirements
Vodafone’s american depositary shares are listed on the NASDAQ Stock Market LLC (‘NASDAQ’) and we are therefore subject to the rules of NASDAQ as well as US securities laws and the rules of the SEC. NASDAQ requires US companies listed on the exchange to comply with NASDAQ’s corporate governance rules but foreign private issuers, such as the Company, are exempt from many of those rules. However, pursuant to NASDAQ Listing Rule 5615 we are required to disclose a summary of any material ways in which the corporate governance practices we follow differ from those required by NASDAQ for US companies. The material differences are as follows:
Independence
•	The NASDAQ rules require that a majority of the Board be comprised of independent directors and the rules include detailed definitions that US companies must use for determining independence.

•	The Combined Code requires a company’s board of directors to assess and make a determination as to the independence of its directors.
While the Board does not explicitly take into consideration NASDAQ’s detailed definitions, it has carried out an assessment based on the requirements of the Combined Code and has determined in its judgement that all of the non-executive directors are independent within those requirements. At 17 May 2011 the Board comprised the Chairman, four executive directors and ten non-executive directors.
Committees
•	NASDAQ rules require US companies to have a nominations committee, an audit committee and a compensation committee, each composed entirely of independent directors, with the nominations committee and audit committee required to have a written charter that addresses the committees’ purpose and responsibilities.

•	Both our Nominations and Governance Committee and our Remuneration Committee have terms of reference and compositions that comply with the Combined Code’s requirements.

•	Our Nominations and Governance Committee is chaired by the Chairman of the Board and its other members are non-executive directors of the Company.

•	Our Remuneration Committee is composed entirely of non-executive directors whom the Board has determined to be independent.

•	The Audit Committee is composed entirely of non-executive directors whom the Board has determined to be independent and who meet the requirements of Rule 10A-3 under the Exchange Act.
We consider that the terms of reference of these committees, which are available on our website (www.vodafone.com/governance), are generally responsive to the relevant NASDAQ rules but may not address all aspects of these rules.
Code of conduct
Under NASDAQ rules US companies must adopt a code of conduct applicable to all directors, officers and employees. We have adopted a Code of Conduct which applies to all employees. It sets out what conduct is expected of employees as they adhere to our Business Principles and draws their attention to the Group’s policies. In addition, a Code of Ethics has been adopted in compliance with Section 406 of the Sarbanes-Oxley Act which is applicable to the senior financial and principal executive officers. We have made our Code of Ethics available on our website (www.vodafone.com/ governance).
Quorum
Under NASDAQ rules companies are required to have a minimum quorum of 33.33% of the shareholders of ordinary shares for shareholder meetings. However, our articles of association provide for a quorum for general meetings of shareholders of two shareholders regardless of the level of their aggregate share ownership.

Vodafone Group Plc Annual Report 2011   61
Governance

Related party transactions
•	The NASDAQ rules require companies to conduct appropriate reviews of related party transactions and potential conflicts of interest via the company’s audit committee or other independent body of the board of directors.

•	We are subject to extensive provisions under the Listing Rules issued by the FSA in the UK (the “Listing Rules”) governing transactions with related parties, as defined therein, and the Companies Act 2006 also restricts the extent to which companies incorporated in England and Wales may enter into related party transactions.

•	Our articles of association contain provisions regarding disclosure of interests by our directors and restrictions on their votes in circumstances involving conflicts of interest.

•	In lieu of obtaining an independent review of related party transactions for conflicts of interests, but in accordance with the Listing Rules, the Companies Act 2006 and our articles of association, we seek shareholder approval for related party transactions that meet certain financial thresholds or where transactions have unusual features.
•	The concept of a related party for the purposes of NASDAQ’s listing rules differs in certain respects from the definition of a transaction with a related party under the Listing Rules.
Shareholder approval
•	NASDAQ requires shareholder approval for certain transactions involving the sale or issuance by a listed company of share capital.

•	Under the NASDAQ rules, whether shareholder approval is required for such transactions depends on, among other things, the number of shares to be issued or sold in connection with a transaction, while we are bound by the provisions of the Listing Rules which state that shareholder approval is required, among other things, when the size of a transaction exceeds a certain percentage of the size of the listed company undertaking the transaction.

•	In accordance with our articles of association we also seek shareholder approval annually for issuing shares and to dis-apply the pre-emption rights that apply under law in line with limit guidelines issued by investor bodies.

Report from the Audit Committee
The Audit Committee assists the Board in carrying out its responsibilities in relation to financial reporting requirements, risk management and the assessment of internal controls. The Audit Committee also reviews the effectiveness of the Company’s internal audit function and manages the Company’s relationship with the external auditor. For further details, its terms of reference can be found on the Vodafone website (www.vodafone. com/governance).
The Audit Committee is composed of independent, non-executive directors selected to provide the wide range of financial and commercial expertise necessary to fulfil the Committee’s duties. The membership of the Committee is set out in the table on page 57. By invitation of the Chairman of the Audit Committee, the Chief Executive, the Chief Financial Officer, the Group Financial Controller, the Director of Financial Reporting, the Group Audit Director and the external auditor also attend the Audit Committee meetings. Relevant people from the business are also invited to attend certain meetings in order to provide insight and enhance the Audit Committee’s awareness of key issues and developments in the business which are relevant to the Audit Committee in the performance of its role.
During the year ended 31 March 2011 the principal activities of the Audit Committee were as follows:
Financial reporting
The Audit Committee reviewed and discussed with management and the external auditor the half-year and annual financial statements focusing on, amongst other matters:
•	the quality and acceptability of accounting policies and practices;

•	the clarity of the disclosures and compliance with financial reporting standards and relevant financial and governance reporting requirements; and

•	material areas in which significant judgements have been applied.
To aid their review, the Audit Committee considered reports from the Group Financial Controller and the Director of Financial Reporting and also reports from the external auditor, Deloitte LLP, on the scope and outcome of their half-year review and annual audit.
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
Internal audit
The Audit Committee monitored and reviewed the scope, extent and effectiveness of the activity of the Group Internal Audit department and received reports from the Group Audit Director which included updates on audit activities, progress of the Group audit plan, the results of any unsatisfactory audits and the action plans to address these areas, and resource requirements of the internal audit department. The Audit Committee held private discussions with the Group Audit Director as necessary throughout the year.
External auditor
The Audit Committee reviewed and monitored the independence of the external auditor and the objectivity and effectiveness of the audit process and provided the Board with its recommendation to the shareholders on the reappointment of Deloitte LLP as external auditor. The Audit Committee approved the scope and fees for audit services and, after consideration of whether they were permissible under the Group’s policies, non-audit services provided by Deloitte LLP.
Private meetings were held with Deloitte LLP without management being present to ensure that there were no restrictions on the scope or independence of their audit.
Audit Committee effectiveness
The Audit Committee conducts a formal review of its effectiveness annually and concluded that its performance was effective. Details of the Board and Committee evaluation process can be found under “Performance evaluation” on page 56.
Nick Land
On behalf of the Audit Committee

62  Vodafone Group Plc Annual Report 2011
Directors’ remuneration

Letter from the Remuneration Committee
Dear Shareholder
Although business conditions were somewhat more stable this year compared to the prior year, the global economy still remained challenging. As a consequence, the Remuneration Committee has maintained its focus on ensuring that the Company’s remuneration policies in general, and the packages of the executive directors in particular, were designed to allow the Company to recruit, retain and motivate its talented people and to ensure those people were fully incentivised to maximise shareholder value.
The key principles of our reward philosophy are set out on page 63. Each year the Remuneration Committee reviews these principles as well as the operation and design of the compensation packages provided to executives. If changes are required, the Committee is both willing and able to effect those changes. The key changes made during the year are detailed below:
•	In order to reflect the equal importance of growing revenue and profit we rebalanced the relative weightings of these two measures in the short-term incentive plan. At the same time we also changed the definition of profit from adjusted operating profit to adjusted EBITDA. Details of this are on page 65.

•	In order to simplify the long-term incentive awards both the co-investment requirement and the matching awards are now defined in terms of a percentage of gross salary. Details of this plan are on page 64.
•	In order to ensure greater alignment with shareholders we have re-emphasised the importance of share ownership for executives and have introduced share ownership goals to all our operating company chief executives and to the rest of the senior leadership team. Details of the current ownership levels are on page 63 where it is noted that at the year end the value of shares held by the Executive Committee exceeded £15 million.

•	Finally after reviewing base salaries for the Executive Committee it was decided appropriate to make some modest salary increases. Details of the increases for the executive directors are found on page 67 but it should be noted that the average increase for the Executive Committee is 3% which is in line with general increases for employees of the Group based in the UK.
As in previous years the Remuneration Committee has had dialogue with its shareholders about the changes and appreciates the feedback from them. The Remuneration Committee will continue to take an active interest in investors’ views and the voting on the remuneration report. As such, it hopes to receive your support at the AGM on 26 July 2011.
Luc Vandevelde
Chairman of the Remuneration Committee
17 May 2011

Remuneration Committee
The Remuneration Committee is comprised to exercise independent judgement and consists only of independent non-executive directors. In anticipation of the retirement of Simon Murray on 27 July 2010, the Board appointed Samuel Jonah to the Remuneration Committee. Further details can be found on page 58.
Remuneration Committee

Chairman	Luc Vandevelde

Committee members	Samuel Jonah (from 1 June 2010)
Simon Murray (until 27 July 2010)
Anthony Watson
Philip Yea

The Remuneration Committee regularly consults with the Chief Executive and the Group HR Director on various matters relating to the appropriateness of awards for executive directors and senior executives, though they are not present when their own compensation is discussed. In addition, the Group Reward and Policy Director provides a perspective on information provided to the Committee, and requests information and analyses from external advisors as required. The Deputy Group Company Secretary advises the Committee on corporate governance guidelines and acts as secretary to the Committee.
Management attendees at Remuneration
Committee meetings

Chief Executive	Vittorio Colao

Group HR Director	Ronald Schellekens

Group Reward and Policy Director	Adrian Jackson

Deputy Group Company Secretary	Philip Howie

External advisors
The Remuneration Committee appointed Towers Watson (‘TW’) and PricewaterhouseCoopers LLP (‘pwc’) as independent advisors in 2007. During the year TW supplied market data and advice on market practice and governance and pwc provided performance analyses and advice on plan design and performance measures. The advisors also provided advice to the Company on general human resource and compensation related matters. In addition, pwc provided a broad range of tax, share scheme and advisory services to the Group during the year.
As noted in his biographical details on page 53 of this annual report, Philip Yea sits on an advisory board for pwc. In light of their role as advisor to the Remuneration Committee on remuneration matters, the Committee continue to consider this position and have determined that there is no conflict or potential conflict arising.
Meetings
The Remuneration Committee had five meetings during the year. The Committee’s work during these meetings and throughout the year included, but was not limited to:
•	a review of the total compensation packages of the executive directors and the most senior management of the company;

•	approval of the global short-term incentive bonus framework and targets;

•	approval of the 2011 global short-term incentive bonus payout;

•	approval of the long-term incentive framework, targets and 2011 grant levels;

•	approval of the July 2008 global long-term incentive vesting level;

•	approval of the introduction of share ownership goals to all operating company chief executive officers and selected senior leadership individuals below the Board and Executive Committee;

•	a review of the current UK corporate governance environment and the implications for our company;

•	a review of the director’s remuneration report; and

•	a review of Chairman’s fees.
On an annual basis, the Committee’s effectiveness is reviewed as part of the evaluation of the Board.

Vodafone Group Plc Annual Report 2011   63
Governance

Reward philosophy
The principles of reward, as well as the individual elements of the reward package, are reviewed each year to ensure that they continue to support our company strategy. These principles are set out below.
Competitive reward assessed on a total compensation basis
Vodafone wishes to provide a level of remuneration which attracts, retains and motivates executive directors of the highest calibre. Within the package there needs to be the opportunity for executive directors to achieve significant upside for truly exceptional performance. The package provided to the executive directors is reviewed annually on a total compensation basis i.e. single elements of the package are not reviewed in isolation. When the package is reviewed it is done so in the context of individual and company performance, internal relativities, criticality of the individual to the business, experience and the scarcity or otherwise of talent with the relevant skill set.
The principal external comparator group (which is used for reference purposes only) is made up of companies of similar size and complexity to Vodafone, and is principally representative of the European top 25 companies and a few other select companies relevant to the sector. The comparator group excludes any financial services companies. When undertaking the benchmarking process the Remuneration Committee makes assumptions that individuals will invest their own money into the long-term incentive plan. This means that individuals will need to make a significant investment in order to achieve the maximum payout.
Pay for performance
A high proportion of total reward will be awarded through short-term and long-term performance related remuneration. The Remuneration Committee believes that incorporating and setting appropriate performance measures and targets in the package is paramount – this will be reflected in an appropriate balance of operational and equity performance.
This is demonstrated in the charts below where we see that at target payout over 70% of the package is delivered in the form of variable pay which rises to almost 90% if maximum payout is achieved. Fixed pay comprises base salary and pension contributions, while variable pay comprises the annual bonus and the long-term incentive opportunity assuming maximum co-investment and no movement in current share price.
Alignment to shareholder interests
Note:
(1)	Proportions for the directors other than the Chief Executive are the same.
Share ownership is a key cornerstone of our reward policy and is designed to help maintain commitment over the long-term, and to ensure that the interests of our senior management team are aligned with those of shareholders. Executive directors are expected to build and maintain a significant shareholding in Vodafone shares as follows:
•	Chief Executive — four times base salary; and

•	Other executive directors — three times base salary.
In all cases executives have been given five years to achieve these goals.
Current levels of ownership and the date by which the goal should be or was required to be achieved are as shown below:

			Value of
	Goal as a	Current%	shareholding	Date for goal
	% of salary	of salary held(1)	(£m)(1)	to be achieved

Vittorio Colao	400%	460%	4.9	July 2012
Andy Halford	300%	634%	4.4	July 2010
Michel Combes	300%	154%	1.2	June 2014
Stephen Pusey	300%	240%	1.3	June 2014

Note:
(1)	Based on a share price at 31 March 2011 of 176.5 pence and includes net intrinsic value of any option gains.
Collectively the Executive Committee including the executive directors own 8.7 million Vodafone shares, with a value of £15.2 million at 31 March 2011.
Alignment with shareholders is also achieved through the use of total shareholder return (‘TSR’) measure in the Global Long-Term Incentive (‘GLTI’) plan.
Incentive targets linked to business strategy
When designing our incentives, performance measures are chosen that support our strategic objectives as shown below:

Strategic objectives	Supported by

Focus on key areas of growth potential — Aiming to deliver organic service revenue growth of 1 — 4% a year until the year ended 31 March 2014 in five key areas: mobile data, emerging markets, enterprise, total communications and new services.
Revenue and relative performance targets in the Global Short-Term Incentive Plan (‘GSTIP’).

Delivering value and efficiency from scale — Continuing to drive benefit from the Group’s scale advantage and maintain our focus on cost.	Adjusted EBITDA, free cash flow and relative performance targets in the GSTIP.

Generate liquidity or free cash flow from non-controlled interests — Aim to seek to maximise the value of non-controlled interests through generating liquidity or increasing free cash flow in order to fund profitable investments and enhance shareholders returns.
The use of TSR as a performance measure in GLTI as well as the value of the underlying shares.

Apply rigorous capital discipline to investment decisions — Continuing to apply capital discipline to our investment decisions through rigorous commercial analysis and demanding investment criteria to ensure any investment in existing businesses or acquisitions will enhance value for shareholders.
Free cash flow targets in both the GSTIP and GLTI as well as the TSR target in the GLTI.

Assessment of risk
In setting the balance between base salary, annual bonus and long-term incentive levels, the Remuneration Committee has considered the risk involved in the incentive schemes and is satisfied that the following design elements mitigate the principal risks:
•	the heavy weighting on long-term incentives which reward sustained performance;

•	the need for short-term incentive payouts to be used to purchase and hold investment shares in order to fully participate in the long-term arrangements; and

•	a considerable weighting on non—financial measures in the short-term plan, which provides an external perspective on our performance by focusing on customer satisfaction and performance relative to our competitors.
The Remuneration Committee will continue to consider the risks involved in the incentive plans on an ongoing basis.

64 Vodafone Group Plc Annual Report 2011
Directors’ remuneration continued
The remuneration package
The table below summarises the main components of the reward package for executive directors.

	Objective and practice	Performance period	Award size and performance conditions

Base salary	• To attract and retain the best talent. • Base salaries are reviewed annually and set on 1 July.	n/a
•     Level of skill and experience, scope of responsibilities, individual and business performance, and competitiveness of the total remuneration package are taken into account when determining the appropriate level of base salary.

Global Short-Term Incentive Plan (‘GSTIP’)
•     To motivate employees and incentivise delivery of performance over the one-year operating cycle.

•     Bonus levels and the appropriateness of measures and weightings are reviewed annually to ensure they continue to support our strategy.
1 year
•     Performance over the financial year is measured against stretching financial and non-financial performance targets set at the start of the financial year.

•     Summary of the plan in the 2011 financial year:

• The annual bonus is paid in cash in June each year for performance over the previous financial year.
–     service revenue (30%);

–     operating profit (20%);

–     free cash flow (20%); and

–    competitive performance assessment (30%).

•     Target bonus is 100% of base salary.

•     Minimum and maximum bonus is in a range of 0 — 200% of base salary with maximum only paid out for exceptional performance.

Global Long-Term Incentive Plan (‘GLTI’) base awards
•     To motivate and incentivise delivery of sustained performance over the long-term.

•     Award levels and the framework for determining vesting are reviewed annually to ensure they continue to support our strategy.
		3 years	• Performance over three financial years is measured against stretching targets set at the beginning of the performance period. • Vesting is determined based on a matrix of two measures as follows:
• Long-term incentive awards (base awards) consist of performance shares which are granted each year in June/July and vest three years later based on Group operational and external performance.
–     free cash flow as our operational performance measure; and

–     relative TSR as our external performance measure.

•     Awards vest to the extent performance conditions are satisfied, three years from grant.

•     The Chief Executive’s base award will have a target face value of 137.5% of base salary as of June 2011. The base award for the other executive directors will have a target face value of 110% of base salary as of June 2011.

•     Minimum vesting is zero times and maximum vesting is four times the base award level.

Global Long-Term Incentive Plan (‘GLTI’) co-investment matching awards
•     To support and encourage greater shareholder alignment through a high level of personal financial commitment.

•     Individuals may purchase Vodafone shares and hold them in trust for three years in order to receive additional performance shares in the form of a GLTI matching award.

•     GLTI matching awards are granted each year in June/July in line with the investment made, and vest three years later based on Group operational and external performance.
3 years
•     GLTI matching awards are subject to the same performance conditions as the main GLTI award.

•     Executive directors can co-invest up to their annual gross salary.

•     Matching awards will be granted on a one for one basis at target performance.

•     Minimum vesting is zero times and maximum vesting is four times the target award level.

Other remuneration
In addition to base pay and incentive opportunities as described in the table above, the Company offers a competitive package of retirement and other benefits as follows:
•	Executive directors may choose to participate in the defined contribution pension scheme or to receive a cash allowance in lieu of pension. The cash payment or pension contribution is equal to 30% of annual gross salary. From 6 April 2011 contributions into the defined contribution pension scheme are restricted to £50,000 per annum. Any residual of the 30% pension benefit will be delivered as a cash allowance.

•	Company car or cash allowance worth £19,200 per annum.

•	Private medical insurance.

•	Chauffeur services, where appropriate, to assist with their role.

Vodafone Group Plc Annual Report 2011 65
Governance
Awards made to executive directors during the 2011 financial year

Reward elements	Vittorio Colao	Andy Halford	Michel Combes	Stephen Pusey

Base salary	Vittorio’s base salary was increased from £975,000 to £1,065,000 in July 2010.	Andy’s base salary was increased from £674,100 to £700,000 in July 2010.	Michel’s base salary was increased from £740,000 to £770,000 in July 2010.	Stephen’s base salary was increased from £500,000 to £550,000 in July 2010.

Annual bonus	The target bonus was £1,065,000 and the maximum bonus was £2,130,000.	The target bonus was £700,000 and the maximum bonus was £1,400,000.	The target bonus was £770,000 and the maximum bonus was £1,540,000	The target bonus was £550,000 and the maximum bonus was £1,100,000.

Long-term incentive plan	In June 2010 the base award had a face value of 137.5% of base salary at target performance.	In June 2010 the base award had a face value of 110% of base salary at target performance.	In June 2010 the base award had a face value of 110% of base salary at target performance.	In June 2010 the base award had a face value of 110% of base salary at target performance.

Investment opportunity	Vittorio invested the maximum into the GLTI plan (731,796 shares) and therefore received a matching award with a face value of 100% of base salary at target.	Andy invested the maximum into the GLTI plan (506,910 shares) and therefore received a matching award with a face value of 100% of base salary at target.	Michel invested 53% of the maximum into the GLTI plan (275,960 shares) and therefore received a matching award with a face value of 53% of base salary at target.	Stephen invested 37% of the maximum into the GLTI plan (141,834 shares) and therefore received a matching award with a face value of 37% of base salary at target.

Pay and performance for the 2012 financial year
The Remuneration Committee considers the remuneration increases for the different groups of employees across all of our local markets and other relevant factors when assessing the pay of the executive directors. During its regular review of total compensation in March 2011, the Remuneration Committee decided that due to an improvement in business performance, with a return to revenue growth, and continued focus on profit and strong cash flow, that modest salary increases for the executive directors would be appropriate. Individual increases will become effective from 1 July 2011 and are set out in the table on page 67. When determining these increases the Remuneration Committee took into account the general increases in each of the major markets. It should be noted that the average increase for the executive directors is 2.8% and for the whole of the Executive Committee it is 3% which is in line with increases in the rest of the Group based in the UK.
Details of the GSTIP
The short-term incentive plan rewards performance over the one year operating cycle. This plan consists of four performance measures, three of which are financial measures with the fourth being an assessment of our competitive performance including market share performance relative to our competitors measured by revenue and profit, as well as customer endorsement and satisfaction measured by net promoter score. Each performance measure has an individual weighting which is reviewed each year to ensure alignment with our strategy. In the table below we describe our achievement against each of the performance measures and the resulting total incentive payout level for the year ended 31 March 2011.

		Performance achievement
			Between	Between
			threshold	target and	Above
Performance measure	Weighting	Below threshold	and target	maximum	maximum

Service revenue	30%			✓
Profit	20%			✓
Cash flow	20%			✓
Competitive performance assessment	30%			✓

		Total incentive payout level			124.2%

Changes to the GSTIP in 2012
For the 2012 financial year the framework for our annual incentive plan will remain the same as in 2011. However, to emphasise our focus on profitable growth we have rebalanced the weightings for service revenue and profit so the two measures are equally weighted. As a result, the split of weightings for our performance measures for the 2012 financial year will be:
•	Service revenue – 25%;

•	Profit (“earnings before interest tax depreciation amortisation”) – 25%;

•	Free cash flow – 20%; and

•	Competitive performance assessment – 30%.
We believe these measures continue to support our strategy by capturing our underlying operational performance, and our performance as viewed by our customers and in relation to our competition.

66 Vodafone Group Plc Annual Report 2011
Directors’ remuneration continued
Details of the GLTI
The first award under the current GLTI plan was made in July 2008 (2009 financial year) and will vest in July 2011. Details of how the plan works are included in the table on page 64. The extent to which awards vest depend on two performance conditions:
•	underlying operational performance as measured by free cash flow; and

•	relative TSR against a peer group median.
Free cash flow
The free cash flow performance is based on a three year cumulative adjusted free cash flow figure. The definition of adjusted free cash flow is reported free cash flow excluding:
•	Verizon Wireless additional distributions;

•	the impact of any mergers, acquisitions and disposals;

•	certain material one-off tax settlements; and

•	foreign exchange rate movements over the performance period.
The cumulative adjusted free cash flow target and range for awards in the 2012, 2011, 2010 and 2009 financial years are shown in the table below:

	Vesting	2012	2011	2010	2009
Performance	percentage	£bn	£bn	£bn	£bn

Threshold	50%	16.70	18.00	15.50	15.50
Target	100%	19.20	20.50	18.00	17.50
Superior	150%	20.45	21.75	19.25	18.50
Maximum	200%	21.70	23.00	20.50	19.50

The target free cash flow level is set by reference to the Company’s three year plan and market expectations. The Remuneration Committee considers the targets to be critical to the Company’s long-term success and its ability to maximise shareholder value, and to be in line with the strategic goals of the Company. The Remuneration Committee also considers these targets to be sufficiently demanding with significant stretch where only outstanding performance will be rewarded with a maximum payout.
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
The relative TSR position will determine the performance multiplier. This will be applied to the free cash flow vesting percentage. There will be no multiplier until TSR performance exceeds median. Above median the following table will apply to the 2012, 2011, 2010 and 2009 financial years (with linear interpolation between points):

Out-
performance
of peer group
	median	Multiplier

Median	0.0% p.a.	No increase
65th percentile	4.5% p.a.	1.5 times
80th percentile (upper quintile)	9.0% p.a.	2.0 times

The performance measure has been calibrated using standard techniques.
Combined vesting matrix
The combination of the two performance measures gives a combined vesting matrix as follows:

		TSR performance
Free cash flow measure	Up to median	65th	80th

Threshold	50%	75%	100%
Target	100%	150%	200%
Superior	150%	225%	300%
Maximum	200%	300%	400%

The combined vesting percentages are applied to the target number of shares granted.

Vodafone Group Plc Annual Report 2011 67
Governance
Performance shares vesting in 2011
Adjusted free cash flow for the three year period ended on 31 March 2011 was £16.9 billion and the graph below shows our TSR performance against our peer group for the same period resulted in an outperformance of the median by 3.9%. Using the matrix above, this results in a payout of 30.6% of the maximum. These shares will vest in July 2011.
The free cash flow performance is approved by the Remuneration Committee. The performance assessment in respect of the TSR out-performance of a peer group median is undertaken by pwc.
Pay for the 2012 financial year
The information provided in the table below explains what the executive directors who were on the Board on 31 March 2011 will actually receive from base salary and awards made previously with performance conditions which ended on 31 March 2011 but that will vest in the 2012 financial year.

	Vittorio Colao	Andy Halford	Michel Combes	Stephen Pusey

Base salary
Base salary effective from July 2011	£1,110,000	£700,000	£790,000	£575,000

GSTIP (Annual bonus) (1)
Target (100% of base salary at 31 March 2011)	£1,065,000	£700,000	£770,000	£550,000
Percentage of target achieved for the 2011 financial year	124.2%	124.2%	96.8%	124.2%
Actual bonus payout in June 2011	£1,322,730	£869,400	£745,052	£683,100

GLTI performance shares
GLTI performance base share awarded in July 2008	4,126,587	2,282,447	2,589,782	942,132
GLTI performance match share awarded in July 2008	3,001,154	2,074,952	736,919	500,844
Vesting percentage based on cumulative adjusted three year free cash flow and TSR out-performance	30.6%	30.6%	30.6%	30.6%
GLTI performance shares vesting in 2011	2,181,088	1,333,363	1,017,970	441,550

Note:

(1)	The executive directors’ GSTIP for the 2011 financial year is payable in June 2011 with actual payments detailed in the table above. Vittorio Colao, Andy Halford and Stephen Pusey were measured solely against Group performance, whilst Michel Combes was measured on both Group and Europe region performance.

68   Vodafone Group Plc Annual Report 2011
Directors’ remuneration continued

Other considerations
Service contracts of executive directors
The Remuneration Committee has determined that after an initial term of up to two years’ duration executive directors’ contracts should thereafter have rolling terms and be terminable on no more than 12 months notice.
The table below summarises the key elements of their service contract:

Provision	Detailed items

Notice period	12 months

Retirement date	Normal retirement date

Termination payment	Up to 12 months salary Bonus paid up to termination day Entitlements under incentive plans and benefits that are consistent with the terms of such plans

Remuneration	Salary, pension, and benefits Company car or cash allowance Participation in the GSTIP, GLTI and the employee share schemes

Non-competition	During employment and for 12 months thereafter

Contract dates	Date of service agreement	Length of Board service

Vittorio Colao	27 May 2008	2 years 10 months
Andy Halford	20 May 2005	5 years 10 months
Michel Combes	1 June 2009	1 year 10 months
Stephen Pusey	1 June 2009	1 year 10 months

Additionally, all of the Company’s share plans contain provisions relating to a change of control. Outstanding awards and options would normally vest and become exercisable on a change of control to the extent that any performance condition has been satisfied. The Remuneration Committee may also decide that the extent to which an award will vest will be further reduced pro-rata to reflect the acceleration of vesting.
Fees retained for external non-executive directorships
Executive directors may hold positions in other companies as non-executive directors. Michel Combes was the only executive director with such positions held at Assystem SA and ISS Group, and in accordance with Group policy he retained fees for the year of €50,223 from Assystem SA and DKK243,750 from ISS Group (£73,250 in total).
Cascade to senior management
The principles of the policy are cascaded, where appropriate, to the other members of the Executive Committee as set out below.

Cascade of policy to Executive Committee – 2011 financial year

Total remuneration and base salary
Methodology consistent with the executive directors.

Annual bonus
The annual bonus is based on the same measures. For some individuals these are measured within a region rather than across the whole Group.

Cascade of policy to Executive Committee – 2011 financial year

Long-term incentive
The long-term incentive is consistent with the executive directors including the opportunity to invest in the GLTI to receive matching awards. In addition, Executive Committee members have a share ownership requirement of two times base salary.

All-employee share plans
The executive directors are also eligible to participate in the all-employee plans.

Summary of plans

Sharesave
The Vodafone Group 2008 Sharesave Plan is a HM Revenue & Customs (‘HMRC’) approved scheme open to all staff permanently employed by a Vodafone Company in the UK as of the eligibility date. Options under the plan are granted at up to a 20% discount to market value. Executive directors’ participation is included in the option table on page 71.

Share Incentive Plan
The Vodafone Share Incentive Plan is an HMRC approved plan open to all staff permanently employed by a Vodafone Company in the UK. Participants may contribute up to a maximum of £125 per month (or 5% of salary if less) which the trustee of the plan uses to buy shares on their behalf. An equivalent number of shares are purchased with contributions from the employing company. UK-based executive directors are eligible to participate.

Dilution
All awards are made under plans that incorporate dilution limits as set out in the guidelines for share incentive schemes published by the Association of British Insurers. The current estimated dilution from subsisting awards, including executive and all-employee share awards, is approximately 3.4% of the Company’s share capital at 31 March 2011 (3.1% at 31 March 2010).
Funding
A mixture of newly issued shares, treasury shares and shares purchased in the market by the employee benefit trust are used to satisfy share-based awards. This policy is kept under review.
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

TSR performance
The following chart is included in order to be compliant with the requirements of the large and medium sized companies and Groups (Accounts and Reports) Regulations 2008. Data was provided by FTSE and DataStream and shows performance of the Company relative to the FTSE 100 index over a five year period, of which we were a constituent throughout the year. It should be noted that the payout from the long-term incentive plan is based on the TSR performance shown in the graph on page 67 and not on the graph below.

Vodafone Group Plc Annual Report 2011   69
Governance
Remuneration for the year ended 31 March 2011

The remuneration of executive directors was as follows:

	Salary/fees		Incentive schemes(1)		Cash in lieu of pension		Benefits/other(2)		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

Chief Executive Vittorio Colao	1,043	975	1,323	1,255	313	292	55	146	2,734	2,668
Other executive directors Andy Halford	694	674	869	868	208	169	27	26	1,798	1,737
Michel Combes	763	737	745	818	229	221	22	52	1,759	1,828
Stephen Pusey	538	491	683	632	161	147	31	38	1,413	1,308

Total	3,038	2,877	3,620	3,573	911	829	135	262	7,704	7,541

Notes:
(1)	These figures are the cash payouts from the 2011 financial year Vodafone GSTIP and are in relation to the performance against targets in adjusted operating profit, service revenue, free cash flow and competitive performance for the financial year ended 31 March 2011.

(2)	Includes amounts in respect of cost of living allowance, private healthcare and car allowance.
The aggregate remuneration we paid to our Executive Committee(1) for services for the year ended 31 March 2011 is set out below. The aggregate number of Executive Committee members at 31 March 2011 was six, a reduction of two compared to 31 March 2010.

	2011	2010
	£’000	£’000

Salaries and fees	3,151	3,655
Incentive schemes(2)	4,081	4,417
Cash in lieu of pension	456	164
Benefits/other	799	3,376

Total	8,487	11,612

Notes:
(1)	Aggregate remuneration for the Executive Committee is in respect of those individuals who were members of the Executive Committee, other than the executive directors, during the year ended 31 March 2011 and reflects compensation paid from either 1 April 2010 or date of appointment to the Executive Committee, to 31 March 2011 or date of leaving, where applicable.
(2)	Comprises the incentive scheme information for the Executive Committee members on an equivalent basis to that disclosed for directors in the table at the top of this page. Details of share incentives awarded to directors and other members of the Executive Committee are included in footnotes to “Long-term incentives” on page 70.
Pensions
Vittorio Colao, Andy Halford, Michel Combes and Stephen Pusey take a cash allowance of 30% of base salary in lieu of pension contributions.
The Executive Committee, including the executive directors, are provided benefits in the event of death in service. They also have an entitlement under a long-term disability plan from which two-thirds of base salary, up to a maximum benefit determined by the insurer, would be provided until normal retirement date.
Pension benefits earned by the director in the year ended 31 March 2011 were:

							Transfer value	Employer
					Change in	Change in	of change	allocation/
		Change in			transfer value	accrued	in accrued	contribution
	Total accrued	accrued	Transfer	Transfer	over year less	benefit in	benefit net	to defined
	benefit at 31	benefit over	value at 31	value at 31	member	excess of	of member	contribution
	March 2011(1)	the year(1)	March 2010(2)	March 2011(2)	contributions	inflation(3)	contributions	Plans
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

Andy Halford	17.8	—	628.0	701.2	73.2	(0.8)	(32.8)	—

Notes:
(1)	Andy Halford took the opportunity to take early retirement from the pension scheme due to the closure of the scheme on 31 March 2010 (aged 51 years). In accordance with the scheme rules, his accrued pension at this date was reduced with an early retirement factor for four years to reflect the fact that his pension is being paid before age 55 and is therefore expected to be paid out for a longer period of time. In addition, Andy Halford exchanged part of his early retirement pension at 31 March 2010 for a tax-free cash lump sum of £118,660. The pension in payment at 31 March 2010 was £17,800 per year. This pension is due to increase on 1 April 2011 by 5%, in line with the scheme rules, to £18,700 per year. However, at 31 March 2011 the pension in payment remained at £17,800 per year as shown above. No member contributions are payable as Andy Halford is in receipt of his pension.

(2)	The transfer value at 31 March 2011 has been calculated on the basis and methodology set by the trustees after taking actuarial advice. No director elected to pay additional voluntary contributions. The transfer value disclosed above does not represent a sum paid or payable to the individual director. Instead it represents a potential liability of the pension scheme.

(3)	Inflation has been taken as the increase in the retail price index over the year to 30 September 2010.
In respect of the Executive Committee, the Group has made aggregate contributions of £508,600 (2010: £851,000) into defined contribution pension schemes.

70   Vodafone Group Plc Annual Report 2011
Directors’ remuneration continued
Directors’ interests in the shares of the Company

Long-term incentives

Performance shares
Conditional awards of ordinary shares made to executive directors under the Vodafone Global Incentive Plan (‘GIP’) for the relevant financial years are shown below. Long-term incentive shares that vested during the year ended 31 March 2011 are also shown below:

	Total interest
	in performance	Shares	Shares
	shares at	conditionally	forfeited	Shares	Total interest		Market
	1 April 2010	awarded	during	vested during	in performance		price at date
	or date of	during the 2011	the 2011	the 2011	shares at		awards
	appointment	financial year(1)	financial year(2)	financial year(3)	31 March 2011(4)	Total value(5)	granted	Vesting date
	Number	Number	Number	Number	Number
	of shares	of shares	of shares	of shares	of shares	£’000	Pence

Vittorio Colao
2007	1,557,409	—	(1,168,057)	(389,352)	—	—	156.00	Jul 2010
2008 – Base award	4,126,587	—	—	—	4,126,587	7,283	129.95	Jul 2011
2008 – Match award	3,001,154	—	—	—	3,001,154	5,297	129.95	Jul 2011
2009 – Base award	4,564,995	—	—	—	4,564,995	8,057	117.20	Jun 2012
2009 – Match award	1,817,866	—	—	—	1,817,866	3,209	117.20	Jun 2012
2010 – Base award	—	4,097,873	—	—	4,097,873	7,233	142.94	Jun 2013
2010 – Match award	—	2,980,271	—	—	2,980,271	5,260	142.94	Jun 2013

Total	15,068,011	7,078,144	(1,168,057)	(389,352)	20,588,746	36,339

Andy Halford
2007	1,190,305	—	(892,729)	(297,576)	—	—	156.00	Jul 2010
2008 – Base award	2,282,447	—	—	—	2,282,447	4,029	129.95	Jul 2011
2008 – Match award	2,074,952	—	—	—	2,074,952	3,662	129.95	Jul 2011
2009 – Base award	2,524,934	—	—	—	2,524,934	4,457	117.20	Jun 2012
2009 – Match award	1,676,756	—	—	—	1,676,756	2,959	117.20	Jun 2012
2010 – Base award	—	2,154,750	—	—	2,154,750	3,803	142.94	Jun 2013
2010 – Match award	—	1,958,863	—	—	1,958,863	3,457	142.94	Jun 2013

Total	9,749,394	4,113,613	(892,729)	(297,576)	12,672,702	22,367

Michel Combes
2008 – Base award	2,589,782	—	—	—	2,589,782	4,571	129.95	Nov 2011
2008 – Match award	736,919	—	—	—	736,919	1,301	129.95	Nov 2011
2009 – Base award	2,771,771	—	—	—	2,771,771	4,892	117.20	Jun 2012
2009 – Match award	533,854	—	—	—	533,854	942	117.20	Jun 2012
2010 – Base award	—	2,370,225	—	—	2,370,225	4,183	142.94	Jun 2013
2010 – Match award	—	1,144,116	—	—	1,144,116	2,019	142.94	Jun 2013

Total	6,632,326	3,514,341	—	—	10,146,667	17,908

Stephen Pusey
2007	491,325	—	(368,494)	(122,831)	—	—	156.00	Jul 2010
2008 – Base award	942,132	—	—	—	942,132	1,663	129.95	Jul 2011
2008 – Match award	500,844	—	—	—	500,844	884	129.95	Jul 2011
2009 – Base award	1,872,818	—	—	—	1,872,818	3,306	117.20	Jun 2012
2009 – Match award	510,879	—	—	—	510,879	902	117.20	Jun 2012
2010 – Base award	—	1,693,018	—	—	1,693,018	2,988	142.94	Jun 2013
2010 – Match award	—	571,097	—	—	571,097	1,008	142.94	Jun 2013

Total	4,317,998	2,264,115	(368,494)	(122,831)	6,090,788	10,751

Notes:
(1)	The awards were granted during the year under the Vodafone Global lncentive Plan using an average of the closing share prices on each of the five working days prior to 28 June 2010 being 142.9 pence. These awards have a performance period running from 1 April 2010 to 31 March 2013. The performance conditions are a matrix of free cash flow performance and relative TSR. The vesting date will be in June 2013.
(2)	Shares granted on 24 July 2007 vested on 24 July 2010. The performance condition on these awards was a relative TSR measure against the companies making up the FTSE Global Telecoms index at the start of the performance period. The threshold relative TSR performance target was met and as such shares vested at 25%. The share price on the vesting date was 151.5 pence.
(3)	The share vesting gave rise to cash payments equal to the equivalent value of dividends over the vesting period. These cash payments equated to £91,484 for Vittorio Colao, £70,198 for Andy Halford and £28,976 for Stephen Pusey.
(4)	The total interest at 31 March 2011 includes awards over three different performance periods ending on 31 March 2011, 31 March 2012 and 31 March 2013. The performance conditions for the award vesting in July 2011 are a matrix of free cash flow performance and relative TSR.
(5)	The total value is calculated using the closing mid-market share price at 31 March 2011 of 176.5 pence.
The aggregate number of shares conditionally awarded during the year to the Executive Committee, other than the executive directors, was 9,276,317 shares. The performance and vesting conditions on the shares awarded in the year are based on a matrix of free cash flow performance and relative TSR.

Vodafone Group Plc Annual Report 2011     71
Governance
Share options
No options have been granted to directors during the year. The following information summarises the directors’ options under the Vodafone Group 2008 Sharesave Plan (‘SAYE’), the Vodafone Group 1998 Company Share Option Scheme (‘CSOS’), the Vodafone Group Plc 1999 Long-Term Stock Incentive Plan (‘LTSIP’) and the GIP.HMRC approved awards may be made under all of the schemes mentioned. The table also summarises the directors’ options under the Vodafone Group 1998 Executive Share Option Scheme (‘ESOS’) which is not HMRC approved. No other directors have options under any of these schemes.
In the past, options under the Vodafone Group 1998 Sharesave Scheme were granted at a discount of 20% to the market value of the shares and options under the Vodafone Group 2008 Sharesave Plan were also granted at a discount of 20% to the market value of the shares at the time of the grant. No other options may be granted at a discount.

			Options	Options	Options
		At	granted	exercised	lapsed
		1 April 2010	during the	during the	during the	Options				Market
		or date of	2011 financial	2011 financial	2011 financial	held at	Option			price on
		appointment	year	year	year	31 March 2011	price	Date from		exercise
	Grant	Number	Number	Number	Number	Number		which	Expiry
	date	of shares	of shares	of shares	of shares	of shares	Pence(1)	exercisable	date	Pence

Vittorio Colao
GIP	Nov 2006	3,472,975	—	—	—	3,472,975	135.50	Nov 2009	Nov 2016	—
GIP(2)	Jul 2007	3,003,575	—	—	—	3,003,575	167.80	Jul 2010	Jul 2017	—
SAYE	Jul 2009	16,568	—	—	—	16,568	93.85	Sep 2014	Feb 2015	—

Total		6,493,118	—	—	—	6,493,118

Andy Halford
CSOS	Jul 2000	200	—	—	(200)	—	282.30	Jul 2003	Jul 2010	—
ESOS	Jul 2000	66,700	—	—	(66,700)	—	282.30	Jul 2003	Jul 2010	—
LTSIP	Jul 2001	152,400	—	—	—	152,400	151.56	Jul 2004	Jul 2011	—
LTSIP	Jul 2005	1,291,326	—	—	—	1,291,326	145.25	Jul 2008	Jul 2015	—
GIP(2)	Jul 2007	2,295,589	—	—	—	2,295,589	167.80	Jul 2010	Jul 2017	—
SAYE	Jul 2009	9,669	—	—	—	9,669	93.85	Sep 2012	Feb 2013	—

Total		3,815,884	—	—	(66,900)	3,748,984

Stephen Pusey
GIP	Sep 2006	1,034,259	—	—	—	1,034,259	113.75	Sep 2009	Sep 2016	—
GIP(2)	Jul 2007	947,556	—	—	—	947,556	167.80	Jul 2010	Jul 2017	—
SAYE	Jul 2009	9,669	—	—	—	9,669	93.85	Sep 2012	Feb 2013	—

Total		1,991,484	—	—	—	1,991,484

Michel Combes
SAYE	Jul 2009	9,669	—	—	—	9,669	93.85	Sep 2012	Feb 2013	—

Total		9,669	—	—	—	9,669

Notes:
(1)	The closing mid-market share price on 31 March 2011 was 176.5 pence. The highest mid-market share price during the year was 185.0 pence and the lowest price was 126.5 pence.
(2)	The performance condition on these options is a three year cumulative growth in adjusted earnings per share. The options vested at 100% on 24 July 2010.

72   Vodafone Group Plc Annual Report 2011
Directors’ remuneration continued

Non-executive directors’ remuneration
The remuneration of non-executive directors is reviewed annually by the Chairman following consultation with the Remuneration Committee Chairman. Our policy is to pay competitively for the role including consideration of the time commitment required. In this regard, the fees are benchmarked against a comparator group of the FTSE 15 companies. Following the 2011 review there will be no increase to the fees of non executive directors. However, there is an increase to the Deputy Chairman and Chairmanship of the Remuneration Committee fees from 1 April 2011.

	Fee payable (£’000s)
	From	From
Position/role	1 April 2011	1 April 2010

Chairman(1)	600	600
Deputy Chairman	175	162
Non-executive director	115	115
Chairmanship of Audit Committee	25	25
Chairmanship of Remuneration Committee	25	20

Note:
(1)	The Chairman’s fee also includes the fee for the Chairmanship of the Nominations and Governance Committee.
In addition, an allowance of £6,000 is payable each time a non-Europe based non-executive director is required to travel to attend Board and committee meetings to reflect the additional time commitment involved.
Details of each non-executive director’s remuneration for the 2011 financial year are included in the table below.
Non-executive directors do not participate in any incentive or benefit plans. The Company does not provide any contribution to their pension arrangements. The Chairman is entitled to use of a car and a driver whenever and wherever he is providing his services to or representing the Company.
Chairman and non-executive directors service contracts
The Chairman, Sir John Bond, has a contract that may be terminated by either party on 12 months notice. The date of his letter of appointment is 5 December 2005. Sir John Bond will be standing down from his role as Chairman and Chairman of the Nominations and Governance Committee and will not stand for re-election at the AGM on 26 July 2011. Subject to his election by shareholders, Gerard Kleisterlee will become Chairman in succession to Sir John Bond.
Non-executive directors, including the Deputy Chairman, are engaged on letters of appointment that set out their duties and responsibilities. The appointment of non-executive directors may be terminated without compensation. Non-executive directors are generally not expected to serve for a period exceeding nine years.
The terms and conditions of appointment of non-executive directors are available for inspection at the Company’s registered office during normal business hours and at the AGM (for 15 minutes prior to the meeting and during the meeting).

	Date of	Date of
	letter of appointment	election/re-election

John Buchanan	28 April 2003	AGM 2011
Renee James	1 January 2011	AGM 2011
Alan Jebson	7 November 2006	AGM 2011
Samuel Jonah	9 March 2009	AGM 2011
Gerard Kleisterlee	1 April 2011	AGM 2011
Nick Land	7 November 2006	AGM 2011
Anne Lauvergeon	20 September 2005	AGM 2011
Luc Vandevelde	24 June 2003	AGM 2011
Anthony Watson	6 February 2006	AGM 2011
Philip Yea	14 July 2005	AGM 2011

Information for non-executive directors serving during the year ended 31 March 2011:

	Salary/fees		Benefits		Total
	2011	2010	2011	2010	2011	2010
	£’000	£’000	£’000	£’000	£’000	£’000

Chairman
Sir John Bond	600	575	3	3	603	578
Deputy Chairman
John Buchanan	162	155	—	—	162	155
Non-executive directors
Renee James(1)	35	—	—	—	35	—
Alan Jebson(1)	151	146	—	—	151	146
Samuel Jonah(1)	151	140	—	—	151	140
Nick Land	140	135	—	—	140	135
Anne Lauvergeon	115	110	—	—	115	110
Simon Murray (retired 26 July 2010)	38	110	—	—	38	110
Luc Vandevelde	135	130	—	—	135	130
Anthony Watson	115	110	—	—	115	110
Philip Yea	115	110	—	—	115	110

Total	1,757	1,721	3	3	1,760	1,724

Note:
(1)	Salary/fees includes travel allowances.

Vodafone Group Plc Annual Report 2011   73
Governance
Beneficial interests
The beneficial interests of directors and their connected persons in the ordinary shares of the Company, which includes interests in the Vodafone Share Incentive Plan, but which excludes interests in the Vodafone Group share option schemes, and the Vodafone Group short-term or long-term incentives, are shown below:

			1 April 2010 or
	16 May 2011	31 March 2011	date of appointment

Sir John Bond	370,677	370,677	357,584
John Buchanan	222,223	222,223	211,055
Vittorio Colao	2,307,663	2,307,663	1,575,567
Andy Halford	2,335,914	2,335,622	2,186,541
Michel Combes	670,589	670,297	392,223
Stephen Pusey	544,733	544,733	402,599
Renee James(1)	50,000	50,000	—
Alan Jebson	82,340	82,340	82,340
Samuel Jonah	55,350	55,350	—
Gerard Kleisterlee(1)	—	—	—
Nick Land	35,000	35,000	35,000
Anne Lauvergeon	28,936	28,936	28,936
Simon Murray (retired 27 July 2010)	—	—	246,250
Luc Vandevelde	89,030	89,030	72,829
Anthony Watson	115,000	115,000	115,000
Philip Yea	61,250	61,250	61,250

Note:
(1)	Non-executive directors appointed to the Board as follows: Renee James 1 January 2011, Gerard Kleisterlee 1 April 2011.
At 31 March 2011 and during the period from 1 April 2011 to 16 May 2011, no director had any interest in the shares of any subsidiary company. Other than those individuals included in the table above who were Board members at 31 March 2011, members of the Group’s Executive Committee at 31 March 2011 had an aggregate beneficial interest in 2,755,152 ordinary shares of the Company. At 16 May 2011 the directors had an aggregate beneficial interest in 6,968,705 ordinary shares of the Company and the Executive Committee members had an aggregate beneficial interest in 2,755,736 ordinary shares of the Company. None of the directors or the Executive Committee members had an individual beneficial interest amounting to greater than 1% of the Company’s ordinary shares.
Interests in share options of the Company
At 16 May 2011 there had been no change to the directors’ interests in share options from 31 March 2011 (see page 71).
Other than those individuals included in the table above, at 16 May 2011, members of the Group’s Executive Committee held options for 2,620,271 ordinary shares at prices ranging from 115.3 pence to 167.8 pence per ordinary share, with a weighted average exercise price of 161.9 pence per ordinary share exercisable at dates ranging from July 2008 to July 2017.
Sir John Bond, John Buchanan, Alan Jebson, Renee James, Samuel Jonah, Gerard Kleisterlee, Nick Land, Anne Lauvergeon, Luc Vandevelde, Anthony Watson and Philip Yea held no options at 16 May 2011.
Directors’ interests in contracts
None of the current directors had a material interest in any contract of significance to which the Company or any of its subsidiaries was a party during the financial year.
Luc Vandevelde
On behalf of the Board

74   Vodafone Group Plc Annual Report 2011

Separate financial statements required by Rule 3-09 of Regulation S-X	B-1

Report of Independent Registered Public Accounting Firm	B-30

Vodafone Group Plc Annual Report 2011   75

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
•	select suitable accounting policies and apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	state whether the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the IASB, in accordance with IFRS as adopted for use in the EU and Article 4 of the EU IAS Regulations;

•	state for the Company financial statements whether applicable UK accounting standards have been followed; and

•	prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.
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
Neither the Company nor the directors accept any liability to any person in relation to the annual report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A and Schedule 10A of the Financial Services and Markets Act 2000.
Disclosure of information to auditor
Having made the requisite enquiries, so far as the directors are aware, there is no relevant audit information (as defined by Section 418(3) of the Companies Act 2006) of which the Company’s auditor is unaware and the directors have taken all the steps they ought to have taken to make themselves aware of any relevant audit information and to establish that the Company’s auditor is aware of that information.
Going concern
After reviewing the Group’s and Company’s budget for the next financial year, and other longer term plans, the directors are satisfied that, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements. Further detail is included within liquidity and capital resources on pages 48 to 51 and notes 21 and 22 to the consolidated financial statements which include disclosure in relation to the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk.
Management’s report on internal control over financial reporting
As required by Section 404 of the Sarbanes-Oxley Act management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group.
The Company’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; are designed to provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS, as adopted by the EU and IFRS as issued by the IASB, and that receipts and expenditures are being made only in accordance with authorisation of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
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
Management has assessed the effectiveness of the internal control over financial reporting at 31 March 2011 based on the Internal Control -Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’). Vodacom’s controls have been included in the Group’s assessment for the first time this year. Based on management’s assessment management has concluded that the internal control over financial reporting was effective at 31 March 2011.
Management has excluded from its assessment the internal control over financial reporting of entities which are accounted for under the equity method, including Verizon Wireless and SFR, because the Group does not have the ability to dictate or modify the controls at these entities and does not have the ability to assess, in practice, the controls at these entities. Accordingly, the internal controls of these entities, which contributed a net profit of £5,059 million (2010: £4,742 million) to the profit for the financial year, have not been assessed, except relating to controls over the recording of amounts relating to the investments that are recorded in the Group’s consolidated financial statements.
During the period covered by this document there were no changes in the Company’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of the internal controls over financial reporting.
The Company’s internal control over financial reporting at 31 March 2011 has been audited by Deloitte LLP, an independent registered public accounting firm who also audit the Group’s consolidated financial statements. Their audit report on internal controls over financial reporting is on page 76.
By Order of the Board
Rosemary Martin
Company Secretary
17 May 2011

76   Vodafone Group Plc Annual Report 2011

Audit report on internal controls

Report of independent registered public accounting firm to the members of Vodafone Group Plc
We have audited the internal control over financial reporting of Vodafone Group Plc and subsidiaries and applicable joint ventures (the ‘Group’) as of 31 March 2011 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in management’s report on internal controls over financial reporting, management has excluded from its assessment the internal control over financial reporting of those entities that are accounted for under the equity method, including Verizon Wireless and Société Française du Radiotéléphone S.A. (“SFR”), because the Group does not have the ability to dictate or modify controls at these entities and does not have the ability to assess, in practice, the controls at these entities. Accordingly, the internal controls over financial reporting of these entities, which contributed a net profit of £5,059 million to the profit for the financial year, have not been assessed, except relating to the Group’s controls over the recording and related disclosures of amounts relating to the investments that are recorded in the consolidated financial statements.
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
In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 March 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Group as of and for the year ended 31 March 2011, prepared in conformity with International Financial Reporting Standards (‘IFRS’), as adopted by the European Union and IFRS as issued by the International Accounting Standards Board. Our report dated 17 May 2011 expressed an unqualified opinion on those financial statements.

Deloitte LLP
Chartered Accountants and Registered Auditor
London
United Kingdom
17 May 2011

Vodafone Group Plc Annual Report 2011   77

Financials
Critical accounting estimates

The Group prepares its consolidated financial statements in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU, the application of which often requires judgements to be made by management when formulating the Group’s financial position and results. Under IFRS, the directors are required to adopt those accounting policies most appropriate to the Group’s circumstances for the purpose of presenting fairly the Group’s financial position, financial performance and cash flows.
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
Impairment testing is an area involving management judgement, requiring assessment as to whether the carrying value of assets can be supported by the net present value of future cash flows derived from such assets using cash flow projections which have been discounted at an appropriate rate. In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of:
•	growth in adjusted EBITDA, calculated as adjusted operating profit before depreciation and amortisation;

•	timing and quantum of future capital expenditure;

•	long-term growth rates; and

•	the selection of discount rates to reflect the risks involved.
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
For businesses where the five year management plans are used for the Group’s value in use calculations, a long-term growth rate into perpetuity has been determined as the lower of:
•	the nominal GDP rates for the country of operation;and

•	the long-term compound annual growth rate in adjusted EBITDA in years six to ten estimated by management.
For businesses where the plan data is extended for an additional five years for the Group’s value in use calculations, a long-term growth rate into perpetuity has been determined as the lower of:
•	the nominal GDP rates for the country of operation;and

•	the compound annual growth rate in adjusted EBITDA in years nine to ten of the management plan.
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
Significant items on which the Group has exercised accounting judgement include litigation with the Indian tax authorities in relation to the acquisition of Vodafone Essar (see note 28 to the consolidated financial statements), recognition of a deferred tax asset in respect of the losses arising following the agreement of German tax loss claims (see note 6 of the consolidated financial statements) and the recognition of a deferred tax asset in respect of losses in Luxembourg following the settlement of the CFC tax case (see note 6 to the consolidated financial statements). The amounts recognised in the consolidated financial statements in respect of each matter are derived from the Group’s best estimation and judgement as described above. However, the inherent uncertainty regarding the outcome of these items means eventual resolution could differ from the accounting estimates and therefore impact the Group’s results and cash flows.
Recognition of deferred tax assets
The recognition of deferred tax assets is based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in the future against which the reversal of temporary differences can be deducted. Where the temporary differences are related to losses, the availability of the losses to offset against forecast taxable profits is also considered.

78   Vodafone Group Plc Annual Report 2011

Critical accounting estimates continued

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
Finite lived intangible assets
Other intangible assets include the Group’s aggregate amounts spent on the acquisition of licences and spectrum, computer software, customer bases, brands and development costs. These assets arise from both separate purchases and from acquisition as part of business combinations.
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
At 31 March 2011 intangible assets, excluding goodwill, amounted to £23,322 million (2010: £22,420 million) and represented 15.4% (2010:14.3%) of the Group’s total assets.
Estimation of useful life
The useful life used to amortise intangible assets relates to the expected future performance of the assets acquired and management’s judgement of the period over which economic benefit will be derived from the asset. The basis for determining the useful life for the most significant categories of intangible assets is as follows:
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
Property, plant and equipment
Property, plant and equipment also represent a significant proportion of the asset base of the Group being 13.3% (2010:13.1%) of the Group’s total assets. Therefore the estimates and assumptions made to determine their carrying value and related depreciation are critical to the Group’s financial position and performance.
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
Provisions and contingent liabilities
The Group exercises judgement in measuring and recognising provisions and the exposures to contingent liabilities related to pending litigation or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities (see note 28 to the consolidated financial statements). Judgement is necessary in assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of the financial settlement. Because of the inherent uncertainty in this evaluation process, actual losses may be different from the originally estimated provision.

Vodafone Group Plc Annual Report 2011   79

Financials
Report of independent registered public accounting firm

To the Board of Directors and Shareholders of Vodafone Group plc
We have audited the accompanying consolidated statements of financial position of Vodafone Group plc and subsidiaries (the “Company”) as of 31 March 2011 and 31 March 2010, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended 31 March 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 March 2011 and 31 March 2010, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2011, in conformity with International Financial Reporting Standards (“IFRS”) as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board (“IASB”).
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as at 31 March 2011, based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 17 May 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte LLP
Chartered Accountants and Registered Auditor
London
United Kingdom
17 May 2011

80   Vodafone Group Plc Annual Report 2011

Consolidated income statement
for the years ended 31 March

		2011	2010	2009
	Note	£m	£m	£m

Revenue	3	45,884	44,472	41,017
Cost of sales		(30,814)	(29,439)	(25,842)

Gross profit		15,070	15,033	15,175
Selling and distribution expenses		(3,067)	(2,981)	(2,738)
Administrative expenses		(5,300)	(5,328)	(4,771)
Share of result in associates	14	5,059	4,742	4,091
Impairment losses	10	(6,150)	(2,100)	(5,900)
Other income and expense		(16)	114	—

Operating profit	4	5,596	9,480	5,857
Non-operating income and expense	15	3,022	(10)	(44)
Investment income	5	1,309	716	795
Financing costs	5	(429)	(1,512)	(2,419)

Profit before taxation		9,498	8,674	4,189
Income tax expense	6	(1,628)	(56)	(1,109)

Profit for the financial year		7,870	8,618	3,080

Attributable to:
– Equity shareholders		7,968	8,645	3,078
– Non-controlling interests		(98)	(27)	2

		7,870	8,618	3,080

Basic earnings per share	8	15.20p	16.44p	5.84p

Diluted earnings per share	8	15.11p	16.36p	5.81p

Consolidated statement of comprehensive income
for the years ended 31 March

	2011	2010	2009
	£m	£m	£m

Gains/losses) on revaluation of available-for-sale investments, net of tax	310	206	(2,383)
Foreign exchange translation differences, net of tax	(2,132)	(1,021)	12,375
Net actuarial gains/losses) on defined benefit pension schemes, net of tax	136	(104)	(163)
Revaluation gain	—	860	68
Foreign exchange gains transferred to the income statement	(630)	(84)	(3)
Fair value (gains)/losses transferred to the income statement	(2,192)	3	—
Other, net of tax	19	67	(40)

Other comprehensive (loss)/income	(4,489)	(73)	9,854
Profit for the financial year	7,870	8,618	3,080

Total comprehensive income for the year	3,381	8,545	12,934

Attributable to:
– Equity shareholders	3,567	8,312	13,037
– Non-controlling interests	(186)	233	(103)

	3,381	8,545	12,934

The accompanying notes are an integral part of these consolidated financial statements.

Vodafone Group Plc Annual Report 2011   81

Financials
Consolidated statement of financial position
at 31 March

		2011	2010
	Note	£m	£m

Non-current assets
Goodwill	9	45,236	51,838
Other intangible assets	9	23,322	22,420
Property, plant and equipment	11	20,181	20,642
Investments in associates	14	38,105	36,377
Other investments	15	1,381	7,591
Deferred tax assets	6	2,018	1,033
Post employment benefits	23	97	34
Trade and other receivables	17	3,877	2,831

		134,217	142,766

Current assets
Inventory	16	537	433
Taxation recoverable		281	191
Trade and other receivables	17	9,259	8,784
Other investments	15	674	388
Cash and cash equivalents	18	6,252	4,423

		17,003	14,219

Total assets		151,220	156,985

Equity
Called up share capital	19	4,082	4,153
Additional paid-in capital		153,760	153,509
Treasury shares		(8,171)	(7,810)
Retained losses		(77,661)	(79,655)
Accumulated other comprehensive income		15,545	20,184

Total equity shareholders’ funds		87,555	90,381

Non-controlling interests		2,880	3,379
Put options over non-controlling interests		(2,874)	(2,950)

Total non-controlling interests		6	429

Total equity		87,561	90,810

Non-current liabilities
Long-term borrowings	22	28,375	28,632
Taxation liabilities		350	—
Deferred tax liabilities	6	6,486	7,377
Post employment benefits	23	87	237
Provisions	24	482	497
Trade and other payables	25	804	816

		36,584	37,559

Current liabilities
Short-term borrowings	22	9,906	11,163
Taxation liabilities		1,912	2,874
Provisions	24	559	497
Trade and other payables	25	14,698	14,082

		27,075	28,616

Total equity and liabilities		151,220	156,985

The consolidated financial statements were approved by the Board of directors and authorised for issue on 17 May 2011 and were signed on its behalf by:

Vittorio Colao	Andy Halford
Chief Executive	Chief Financial Officer
The accompanying notes are an integral part of these consolidated financial statements.

82   Vodafone Group Plc Annual Report 2011

Consolidated statement of changes in equity
for the years ended 31 March

												Equity
		Additional				Other comprehensive income						share-	Non-
	Share	paid-in		Treasury	Retained	Currency	Pensions	Investment		Revaluation		holders’	controlling
	capital	capital(1)		shares	losses	reserve	reserve	reserve		surplus	Other	funds	interests	Total
	£m	£m		£m	£m	£m	£m	£m		£m	£m	£m	£m	£m

1 April 2008	4,182	153,139		(7,856)	(81,980)	5,974	(96)	4,531		112	37	78,043	(1,572)	76,471
Issue or reissue of shares	3	4		65	(44)	—	—	—		—	—	28	—	28
Purchase of own shares	—	—		(1,000)	—	—	—	—		—	—	(1,000)	—	(1,000)
Redemption or cancellation of shares	(32)	47		755	(770)	—	—	—		—	—	—	—	—
Share-based payment	—	158	(2)	—	—	—	—	—		—	—	158	—	158
Acquisition of subsidiaries	—	—		—	(87)	—	—	—		—	—	(87)	436	349
Comprehensive income	—	—		—	3,078	12,477	(163)	(2,383)		68	(40)	13,037	(103)	12,934

Profit	—	—		—	3,078	—	—	—		—	—	3,078	2	3,080
OCI – before tax	—	—		—	—	12,614	(220)	(2,383)		68	(56)	10,023	(105)	9,918
OCI – taxes	—	—		—	—	(134)	57	—		—	16	(61)	—	(61)
Transfer to the income statement	—	—		—	—	(3)	—	—		—	—	(3)	—	(3)

Dividends	—	—		—	(4,017)	—	—	—		—	—	(4,017)	(162)	(4,179)
Other	—	—		—	—	—	—	—		—	—	—	16	16

31 March 2009	4,153	153,348		(8,036)	(83,820)	18,451	(259)	2,148		180	(3)	86,162	(1,385)	84,777

Issue or reissue of shares	—	—		189	(119)	—	—	—		—	—	70	—	70
Share-based payment	—	161	(2)	—	—	—	—	—		—	—	161	—	161
Acquisition of subsidiaries	—	—		—	(133)	—	—	—		—	—	(133)	1,636	1,503
Comprehensive income	—	—		—	8,645	(1,365)	(104)	209		860	67	8,312	233	8,545

Profit/(loss)	—	—		—	8,645	—	—	—		—	—	8,645	(27)	8,618
OCI – before tax	—	—		—	—	(1,320)	(149)	377		860	79	(153)	260	107
OCI – taxes	—	—		—	—	39	45	(171)		—	(12)	(99)	—	(99)
Transfer to the income statement	—	—		—	—	(84)	—	3		—	—	(81)	—	(81)

Dividends	—	—		—	(4,131)	—	—	—		—	—	(4,131)	(56)	(4,187)
Other	—	—		37	(97)	—	—	—		—	—	(60)	1	(59)

31 March 2010	4,153	153,509		(7,810)	(79,655)	17,086	(363)	2,357		1,040	64	90,381	429	90,810

Issue or reissue of shares	—	—		232	(125)	—	—	—		—	—	107	—	107
Redemption or cancellation of shares	(71)	71		1,532	(1,532)	—	—	—		—	—	—	—	—
Purchase of own shares	—	—		(2,125)	—	—	—	—		—	—	(2,125)	—	(2,125)
Share-based payment	—	180	(2)	—	—	—	—	—		—	—	180	—	180
Acquisition of subsidiaries	—	—		—	(120)	—	—	—		—	—	(120)	35	(85)
Comprehensive income	—	—		—	7,968	(2,669)	136	(1,882)		—	14	3,567	(186)	3,381

Profit/(loss)	—	—		—	7,968	—	—	—		—	—	7,968	(98)	7,870
OCI – before tax	—	—		—	—	(2,053)	190	347		—	14	(1,502)	(88)	(1,590)
OCI – taxes	—	—		—	—	14	(54)	(37)		—	—	(77)	—	(77)
Transfer to the income statement	—	—		—	—	(630)	—	(2,192	)(3)	—	—	(2,822)	—	(2,822)

Dividends	—	—		—	(4,468)	—	—	—		—	—	(4,468)	(328)	(4,796)
Other	—	—		—	271	—	—	(238)		—	—	33	56	89

31 March 2011	4,082	153,760		(8,171)	(77,661)	14,417	(227)	237		1,040	78	87,555	6	87,561

Notes:

(1)	Includes share premium and the capital redemption reserve.

(2)	Includes a £24 million tax credit (2010: £11 million credit, 2009: £9 million charge).

(3)	Amount for 2011 includes a £208 million tax credit.

Vodafone Group Plc Annual Report 2011   83

Financials
Consolidated statement of cash flows
for the years ended 31 March

		2011	2010	2009
	Note	£m	£m	£m

Net cash flow from operating activities	26	11,995	13,064	12,213

Cash flows from investing activities
Purchase of interests in subsidiaries and joint ventures, net of cash acquired		(402)	(1,777)	(1,389)
Purchase of intangible assets		(4,290)	(2,134)	(1,764)
Purchase of property, plant and equipment		(4,350)	(4,841)	(5,204)
Purchase of investments		(318)	(522)	(133)
Disposal of interests in subsidiaries, net of cash disposed		—	—	4
Disposal of interests in associates		—	—	25
Disposal of property, plant and equipment		51	48	317
Disposal of investments		4,467	17	253
Dividends received from associates		1,424	1,436	647
Dividends received from investments		85	141	108
Interest received		1,659	195	302
Taxation on investing activities		(208)	—	—

Net cash flow from investing activities		(1,882)	(7,437)	(6,834)

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares		107	70	22
Net movement in short-term borrowings		(573)	227	(25)
Proceeds from issue of long-term borrowings		4,861	4,217	6,181
Repayment of borrowings		(4,064)	(5,184)	(2,729)
Purchase of treasury shares		(2,087)	—	(963)
B share capital redemption		—	—	(15)
Equity dividends paid		(4,468)	(4,139)	(4,013)
Dividends paid to non-controlling shareholders in subsidiaries		(320)	(56)	(162)
Contributions from non-controlling shareholders in subsidiaries		—	613	—
Other transactions with non-controlling shareholders in subsidiaries		(137)	—	618
Interest paid		(1,578)	(1,601)	(1,470)

Net cash flow from financing activities		(8,259)	(5,853)	(2,556)

Net cash flow		1,854	(226)	2,823

Cash and cash equivalents at beginning of the financial year	18	4,363	4,846	1,652
Exchange (loss)/gain on cash and cash equivalents		(12)	(257)	371

Cash and cash equivalents at end of the financial year	18	6,205	4,363	4,846

The accompanying notes are an integral part of these consolidated financial statements.

84   Vodafone Group Plc Annual Report 2011

Notes to the consolidated financial statements

1. Basis of preparation
The consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. The consolidated financial statements are also prepared in accordance with IFRS adopted by the European Union (‘EU’), the Companies Act 2006 and Article 4 of the EU IAS Regulations.
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. For a discussion on the Group’s critical accounting estimates see “Critical accounting estimates” on pages 77 and 78. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.
Amounts in the consolidated financial statements are stated in pounds sterling.
Vodafone Group Plc is registered in England (No. 1833679).
2. Significant accounting policies
Accounting convention
The consolidated financial statements are prepared on a historical cost basis except for certain financial and equity instruments that have been measured at fair value.
New accounting pronouncements adopted
IFRS 3 (Revised) “Business Combinations”
The Group adopted IFRS 3 (Revised) on 1 April 2010. The revised standard introduces changes in the accounting for business combinations that impacts the amount of goodwill recognised, the reported results in the period that a business combination occurs and future reported results. The adoption of this standard is likely to have a significant impact on the Group’s accounting for future business combinations.
Amendment to IAS 27 “Consolidated and Separate Financial Statements”
The Group adopted the amendment to IAS 27 on 1 April 2010. The amendment requires that when a transaction occurs with non-controlling interests in Group entities that do not result in a change in control, the difference between the consideration paid or received and the recorded non-controlling interest should be recognised in equity. In cases where control is lost, any retained interest should be remeasured to fair value with the difference between fair value and the previous carrying value being recognised immediately in the income statement. The adoption of this standard may have a significant impact on the Group’s accounting for future transactions involving non-controlling interests.
The adoption of this standard has resulted in a change in presentation within the statement of cash flows of amounts paid to acquire non-controlling interests in Group entities that do not result in a change in control. In the year ended 31 March 2011 £137 million related to such transactions was classified as “Other transactions with non-controlling shareholders in subsidiaries” within “Net cash flows from financing activities”, whereas these amounts would have previously been recorded in “Purchase of interests in subsidiaries and joint ventures, net of cash acquired” within “Cash flows from investing activities”. There is no material impact in the comparative period.
New accounting pronouncements not yet adopted
Phase I of IFRS 9 “Financial Instruments” was issued in November 2009 and is effective for annual periods beginning on or after 1 January 2013. This standard has not yet been endorsed for use in the EU. The standard introduces changes to the classification and measurement of financial assets and the requirements relating to financial liabilities in relation to the presentation of changes in fair value due to credit risks and the removal of an exemption from measuring certain derivative liabilities at fair value. The
Group is currently assessing the impact of the standard on its results, financial position and cash flows.
The Group has not adopted the following pronouncements, which have been issued by the IASB or the IFRIC. These pronouncements have been endorsed for use in the EU, unless otherwise stated. The Group does not currently believe the adoption of these pronouncements will have a material impact on the consolidated results, financial position or cash flows of the Group.
•	Amendments to IFRS 1, “Severe hyperinflation and removal of fixed dates for first-timer adopters”, effective for annual periods beginning on or after 1 July 2011. This standard has not yet been endorsed for use in the EU.

•	Amendments to IFRS 7, “Financial Instruments: Disclosure”, effective for annual periods beginning on or after 1 July 2011. This standard has not yet been endorsed for use in the EU.

•	“Improvements to IFRSs”, effective over a range of dates, with the earliest being for annual periods beginning on or after 1 January 2011.

•	Amendment to IFRS 1, “Limited Exemption from Comparative IFRS 7 disclosures for first time adopters”, effective for annual periods beginning on or after 1 July 2010.

•	Amendment to IAS 12, “Deferred tax: Recovery of Underlying Assets”, effective for annual periods beginning on or after 1 January 2012. This standard has not yet been endorsed for use in the EU.

•	Amendment to IAS 24, “Related Party Disclosures — State-controlled Entities and the Definition of a Related Party”, effective for annual periods beginning on or after 1 January 2011.

•	Amendment to IFRIC 14, “Prepayments on a Minimum Funding Requirement”, effective for annual periods beginning on or after 1 January 2011.

•	IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”, effective annual periods beginning on or after 1 July 2010 with early adoption permitted.
The Group has also not adopted the following pronouncements, all of which were issued by the IASB on 12 May 2011 and which are effective for annual periods beginning on or after 1 January 2013. These pronouncements have not yet been endorsed for use in the EU. The Group has not completed its assessment of the impact of these pronouncements on the consolidated results, financial position or cash flows of the Group. However, the Group currently expects that IFRS 11, “Joint Arrangements”, will have a material impact on the presentation of the Group’s interests in its joint ventures owing to the Group’s significant investments in joint ventures as discussed in note 13.
•	IFRS 10, ‘Consolidated Financial Statements’, which replaces parts of IAS 27, ‘Consolidated and Separate Financial Statements and all of SIC-12, ‘Consolidation – Special Purpose Entities’, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The remainder of IAS 27, ‘Separate Financial Statements’, now contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates only when an entity prepares separate financial statements and is therefore not applicable in the Group’s consolidated financial statements.
•	IFRS 11, ‘Joint Arrangements’, which replaces IAS 31, ‘Interests in Joint Ventures’ and SIC-13, ‘Jointly Controlled Entities — Non-monetary Contributions by Venturers’, requires a single method, known as the equity method, to account for interests in jointly controlled entities which is consistent with the accounting treatment currently applied to investments in associates. The proportionate consolidation method currently applied to the Group’s interests in joint ventures is prohibited. IAS 28, ‘Investments in Associates and Joint Ventures’, was amended as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investment in associates, it now sets out the requirements for the application of the equity method when accounting for joint ventures. The application of the equity method has not changed as a result of this amendment.
•	IFRS 12, ‘Disclosure of Interest in Other Entities’, is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The

Vodafone Group Plc Annual Report 2011   85

Financials

•	standard includes disclosure requirements for entities covered under IFRS 10 and lFRS 11.

•	IFRS 13, ‘Fair Value Measurement’, provides guidance on how fair value should be applied where its use is already required or permitted by other standards within IFRS, including a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS.
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
Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Group’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-controlling shareholder’s share of changes in equity since the date of the combination. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.
Business combinations
Acquisitions of subsidiaries are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognised in the income statement as incurred. The acquiree’s identifiable assets and liabilities are recognised at their fair values at the acquisition date.
Goodwill is measured as the excess of the sum of the consideration transferred,the amount of any non-controlling interests in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree, if any, over the net amounts of identifiable assets acquired and liabilities assumed at the acquisition date.
The interest of the non-controlling shareholders in the acquiree may initially be measured either at fair value or at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets acquired, liabilities and contingent liabilities assumed. The choice of measurement basis is made on an acquisition-by-acquisition basis.
Acquisition of interests from non-controlling shareholders
In transactions with non-controlling parties that do not result in a change in control, the difference between the fair value of the consideration paid or received and the amount by which the non-controlling interest is adjusted is recognised in equity.
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
Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is held in the currency of the acquired entity and revalued to the closing rate at each reporting period date.
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
Finite lived intangible assets
Intangible assets with finite lives are stated at acquisition or development cost, less accumulated amortisation. The amortisation period and method is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortisation period or method,

86   Vodafone Group Plc Annual Report 2011

Notes to the consolidated financial statements continued

2. Significant accounting policies continued
as appropriate, and are treated as changes in accounting estimates. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.
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
Other intangible assets
Other intangible assets, including brands and customer bases, are recorded at fair value at the date of acquisition. Amortisation is charged to the income statement on either a straight-line or sum of digits basis over the estimated useful lives of intangible assets from the date they are available for use.
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
The Group prepares and approves formal five year management plans for its operations, which are used in the value in use calculations. In certain developing markets the fifth year of the management plan is not indicative of the long term future performance as operations may not have reached maturity. For these operations, the Group extends the plan data for an additional five year period.
Property, plant and equipment and finite lived intangible assets
At each reporting period date, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.
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

Vodafone Group Plc Annual Report 2011   87

Financials

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
Revenue for access charges, airtime usage and messaging by contract customers is recognised as services are performed, with unbilled revenue resulting from services already provided accrued at the end of each period and unearned revenue from services to be provided in future periods deferred. Revenue from the sale of prepaid credit is deferred until such time as the customer uses the airtime, or the credit expires.
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
Cash incentives that do not meet these criteria are recognised as a reduction of the related revenue.
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
Rentals payable under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.
Foreign currencies
The consolidated financial statements are presented in sterling, which is the parent company’s functional and presentation currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.
Transactions in foreign currencies are initially recorded at the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into the respective functional currency of the entity at the rates prevailing on the reporting period date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the initial transaction dates. Non-monetary items measured in terms of historical cost in a foreign currency are not retranslated.
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
For the purpose of presenting consolidated financial statements, the assets and liabilities of entities with a functional currency other than sterling are expressed in sterling using exchange rates prevailing at the reporting period date. Income and expense items and cash flows are translated at the average exchange rates for the period and exchange differences arising are recognised directly in equity. On disposal of a foreign entity, the cumulative amount previously recognised in equity relating to that particular foreign operation is recognised in profit or loss.
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

88   Vodafone Group Plc Annual Report 2011

Notes to the consolidated financial statements continued

2. Significant accounting policies continued
The net foreign exchange gain recognised in the consolidated income statement is £1,022 million (2010: £35 million gain, 2009: £131 million loss).
Research expenditure
Expenditure on research activities is recognised as an expense in the period in which it is incurred.
Post employment benefits
For defined benefit retirement plans, the difference between the fair value of the plan assets and the present value of the plan liabilities is recognised as an asset or liability on the statement of financial position. Scheme liabilities are assessed using the projected unit funding method and applying the principal actuarial assumptions at the reporting period date. Assets are valued at market value.
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
Current tax payable or recoverable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because some items of income or expense are taxable or deductible in different years or may never be taxable or deductible. The Group’s liability for current tax is calculated using UK and foreign tax rates and laws that have been enacted or substantively enacted by the reporting period date.
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
Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Deferred tax liabilities are not recognised to the extent they arise from the initial recognition of non tax deductable goodwill.
Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
The carrying amount of deferred tax assets is reviewed at each reporting period date and adjusted to reflect changes in probability that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised, based on tax rates that have been enacted or substantively enacted by the reporting period date.
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

Vodafone Group Plc Annual Report 2011   89

Financials

Capital market and bank borrowings
Interest bearing loans and overdrafts are initially measured at fair value (which is equal to cost at inception), and are subsequently measured at amortised cost, using the effective interest rate method, except where they are identified as a hedged item in a fair value hedge. Any difference between the proceeds net of transaction costs and the amount due on settlement or redemption of borrowings is recognised over the term of the borrowing.
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
Provisions
Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at the directors’ best estimate of the expenditure required to settle the obligation at the reporting date and are discounted to present value where the effect is material.
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
Some share awards have an attached market condition, based on total shareholder return (‘TSR’), which is taken into account when calculating the fair value of the share awards. The valuation for the TSR is based on Vodafone’s ranking within the same group of companies, where possible, over the past five years. The volatility of the ranking over a three year period is used to determine the probable weighted percentage number of shares that could be expected to vest and hence affect fair value.
The fair value of awards of non-vested shares is equal to the closing price of the Vodafone’s shares on the date of grant, adjusted for the present value of future dividend entitlements where appropriate.

90   Vodafone Group Plc Annual Report 2011

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
During the year ended 31 March 2011 the Group changed its organisation structure to enable continued improvement in the delivery of the Group’s strategic goals. The Europe region now consists of all existing controlled businesses in Europe plus the Group’s interests in Czech Republic, Hungary, Romania and Turkey. The Africa, Middle East and Asia Pacific region includes the Group’s interests in Egypt, India, Ghana, Kenya, Qatar and Vodacom as well as Australia, New Zealand and Fiji. Non-Controlled Interests and Common Functions includes Verizon Wireless, SFR and Polkomtel as well as central Group functions. The tables below present segment information on the revised basis, with prior years amended to conform to the current year presentation.

	Segment		Intra-region	Regional	Inter-region	Group	Adjusted
	revenue		revenue	revenue	revenue	revenue	EBITDA(1)
	£m		£m	£m	£m	£m	£m

31 March 2011
Germany	7,900		(51)	7,849	(2)	7,847	2,952
Italy	5,722		(31)	5,691	(3)	5,688	2,643
Spain	5,133		(62)	5,071	(2)	5,069	1,562
UK	5,271		(50)	5,221	(7)	5,214	1,233
Other Europe	8,253		(70)	8,183	(3)	8,180	2,433

Europe	32,279		(264)	32,015	(17)	31,998	10,823

India	3,855		(1)	3,854	(11)	3,843	985
Vodacom	5,479		—	5,479	(8)	5,471	1,844
Other Africa, Middle East and Asia Pacific	3,971		—	3,971	(27)	3,944	1,170

Africa, Middle East and Asia Pacific	13,305		(1)	13,304	(46)	13,258	3,999

Non-Controlled Interests and Common Functions	659		—	659	(31)	628	(152)

Group	46,243		(265)	45,978	(94)	45,884	14,670

Verizon Wireless	18,711	(2)					7,313

31 March 2010
Germany	8,008		(41)	7,967	(8)	7,959	3,122
Italy	6,027		(40)	5,987	(2)	5,985	2,843
Spain	5,713		(81)	5,632	(2)	5,630	1,956
UK	5,025		(47)	4,978	(10)	4,968	1,141
Other Europe	8,357		(88)	8,269	(5)	8,264	2,582

Europe	33,130		(297)	32,833	(27)	32,806	11,644

India	3,114		(1)	3,113	(20)	3,093	807
Vodacom	4,450		—	4,450	(7)	4,443	1,528
Other Africa, Middle East and Asia Pacific	3,526		—	3,526	(30)	3,496	977

Africa, Middle East and Asia Pacific	11,090		(1)	11,089	(57)	11,032	3,312

Non-Controlled Interests and Common Functions	667		—	667	(33)	634	(221)

Group	44,887		(298)	44,589	(117)	44,472	14,735

Verizon Wireless	17,222	(2)					6,689

31 March 2009
Germany	7,847		(59)	7,788	(9)	7,779	3,225
Italy	5,547		(39)	5,508	(3)	5,505	2,565
Spain	5,812		(95)	5,717	(2)	5,715	2,034
UK	5,392		(48)	5,344	(8)	5,336	1,368
Other Europe	8,514		(102)	8,412	(3)	8,409	2,920

Europe	33,112		(343)	32,769	(25)	32,744	12,112

India	2,689		(2)	2,687	(18)	2,669	717
Vodacom	1,778		—	1,778	—	1,778	606
Other Africa, Middle East and Asia Pacific	3,258		—	3,258	(32)	3,226	1,072

Africa, Middle East and Asia Pacific	7,725		(2)	7,723	(50)	7,673	2,395

Non-Controlled Interests and Common Functions	614		—	614	(14)	600	(17)

Group	41,451		(345)	41,106	(89)	41,017	14,490

Verizon Wireless	14,085	(2)					5,543

Notes:

(1)	The Group’s measure of segment profit, adjusted EBITDA, excludes the Group’s share of results in associates. The Group’s share of results in associates, by segment, for the year ended 31 March 2011 is Other Europe £nil (2010: £nil; 2009 £(3) million), Vodacom £nil (2010: £(2) million; 2009: £(1) million), Other Africa, Middle East and Asia Pacific £51 million (2010: £56 million; 2009: £31 million) and Non-Controlled Interests and Common Functions £5,008 million (2010: £4,688 million; 2009: £4,064 million).

(2)	Values shown for Verizon Wireless, which is an associate, are not included in the calculation of Group revenue or adjusted EBITDA.

Vodafone Group Plc Annual Report 2011   91

Financials
A reconciliation of adjusted EBITDA to operating profit is shown below. For a reconciliation of operating profit to profit before taxation, see the consolidated income statement on page 80.

	2011	2010	2009
	£m	£m	£m

Adjusted EBITDA	14,670	14,735	14,490
Depreciation, amortisation and loss on disposal of fixed assets	(7,967)	(8,011)	(6,824)
Share of results in associates	5,059	4,742	4,091
Impairment losses	(6,150)	(2,100)	(5,900)
Other income and expense	(16)	114	—

Operating profit	5,596	9,480	5,857

			Other
			expenditure
			on	Depreciation	Impairment
	Non-current	Capital	intangible	and	(reversal)/
	assets(1)	expenditure(2)	assets	amortisation	loss
	£m	£m	£m	£m	£m

31 March 2011
Germany	20,764	824	1,214	1,361	—
Italy	16,645	590	12	732	1,050
Spain	9,596	517	—	641	2,950
UK	6,665	516	—	874	—
Other Europe	11,438	1,230	59	1,406	2,150

Europe	65,108	3,677	1,285	5,014	6,150

India	9,882	870	1,851	973	—
Vodacom	7,382	572	19	1,013	—
Other Africa, Middle East and Asia Pacific	4,797	754	2	793	—

Africa, Middle East and Asia Pacific	22,061	2,196	1,872	2,779	—

Non-Controlled Interests and Common Functions	1,570	346	9	83	—

Group	88,739	6,219	3,166	7,876	6,150

31 March 2010
Germany	20,211	766	18	1,422	—
Italy	17,941	610	60	732	—
Spain	12,746	543	—	638	—
UK	6,977	494	—	963	—
Other Europe	13,883	1,282	228	1,467	(200)

Europe	71,758	3,695	306	5,222	(200)

India	8,665	853	—	848	2,300
Vodacom	7,783	520	—	1,005	—
Other Africa, Middle East and Asia Pacific	5,062	694	—	683	—

Africa, Middle East and Asia Pacific	21,510	2,067	—	2,536	2,300

Non-Controlled Interests and Common Functions	1,632	430	19	152	—

Group	94,900	6,192	325	7,910	2,100

31 March 2009
Germany		750	16	1,378	—
Italy		521	—	735	—
Spain		632	—	606	3,400
UK		446	—	1,010	—
Other Europe		1,013	21	1,441	2,250

Europe		3,362	37	5,170	5,650

India		1,351	—	746	—
Vodacom		237	—	231	—
Other Africa, Middle East and Asia Pacific		581	1,101	527	250

Africa, Middle East and Asia Pacific		2,169	1,101	1,504	250

Non-Controlled Interests and Common Functions		378	—	140	—

Group		5,909	1,138	6,814	5,900

Notes:

(1)	Comprises goodwill, other intangible assets and property, plant and equipment.

(2)	Includes additions to property, plant and equipment and computer software, reported within intangible assets.

92   Vodafone Group Plc Annual Report 2011

Notes to the consolidated financial statements continued
4. Operating profit
Operating profit has been arrived at after charging/(crediting):

	2011	2010	2009
	£m	£m	£m

Net foreign exchange losses/(gains)	14	(29)	30
Depreciation of property, plant and equipment (note 11):
Owned assets	4,318	4,412	4,025
Leased assets	54	44	36
Amortisation of intangible assets (note 9)	3,504	3,454	2,753
Impairment of goodwill (note 10)	6,150	2,300	5,650
(Reversal of impairment)/impairment of licence and spectrum (note 10)	—	(200)	250
Research and development expenditure	287	303	280
Staff costs (note 31)	3,642	3,770	3,227
Operating lease rentals payable:
Plant and machinery	127	71	68
Other assets including fixed line rentals	1,761	1,587	1,331
Loss on disposal of property, plant and equipment	91	101	10
Own costs capitalised attributable to the construction or acquisition of property, plant and equipment	(331)	(296)	(273)

The total remuneration of the Group’s auditor, Deloitte LLP, and its affiliates for services provided to the Group is analysed below:

	2011	2010	2009
	£m	£m	£m

Audit fees:
Parent company	1	1	1
Subsidiaries(1)	7	7	5

	8	8	6
Fees for statutory and regulatory filings	1	1	2

Audit and audit-related fees	9	9	8

Other fees:
Taxation	1	1	1

Total fees	10	10	9

Note:

(1)	The increase in the year ended 31 March 2010 primarily arose from the consolidation of Vodacom Group Limited as a subsidiary from 18 May 2009.
In addition to the above, the Group’s joint ventures and associates paid fees totalling £1 million (2010: £2 million, 2009: £3 million) and £5 million (2010: £7 million, 2009: £6 million) respectively to Deloitte LLP and other member firms of Deloitte Touche Tohmatsu Limited during the year. Deloitte LLP and other member firms of Deloitte Touche Tohmatsu Limited have also received amounts totalling less than £1 million in each of the last three years in respect of services provided to pension schemes and charitable foundations associated to the Group.
A description of the work performed by the Audit Committee in order to safeguard auditor independence when non-audit services are provided is set out in “Corporate governance” on page 60.

Vodafone Group Plc Annual Report 2011   93

Financials
5. Investment income and financing costs

	2011	2010	2009
	£m	£m	£m

Investment income:
Available-for-sale investments:
Dividends received	83	145	110
Loans and receivables at amortised cost	339	423	339
Gain on settlement of loans and receivables(1)	472	—	—
Fair value through the income statement (held for trading):
Derivatives — foreign exchange contracts	38	3	71
Other(2)	263	92	275
Equity put rights and similar arrangements(3)	114	53	—

	1,309	716	795

Financing costs:
Items in hedge relationships:
Other loans	746	888	782
Interest rate swaps	(338)	(464)	(180)
Dividends on redeemable preference shares	58	56	53
Fair value hedging instrument	(47)	228	(1,458)
Fair value of hedged item	40	(183)	1,475
Cash flow hedges transferred from equity	17	82	—
Other financial liabilities held at amortised cost:
Bank loans and overdrafts(4)	629	591	452
Other loans(5)	121	185	440
Potential interest on settlement of tax issues(6)	(826)	(178)	(81)
Equity put rights and similar arrangements(3)	19	94	627
Finance leases	9	7	1
Fair value through the income statement (held for trading):
Derivatives — forward starting swaps and futures	1	206	308

	429	1,512	2,419

Net (investment income)/financing costs	(880)	796	1,624

Notes:

(1)	Gain on settlement of loans and receivables issued by SoftBank Mobile Corp.

(2)	Amounts include foreign exchange gains on investments held following the disposal of Vodafone Japan to SoftBank Corp. and for 2011, foreign exchange gains on net investment in foreign operations.

(3)	Includes amounts in relation to the Group’s arrangements with its minority partners in India.

(4)	The Group capitalised £138 million of interest expense in the year (2010:£1 million; 2009:£nil). The capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation was 9.8%.

(5)	Amount for 2010 includes £48 million (2009: £94 million) of foreign exchange losses arising from net investments in foreign operations.

(6)	Amounts for 2011, 2010 and 2009 include a reduction of the provision for potential interest on tax issues.

94   Vodafone Group Plc Annual Report 2011

Notes to the consolidated financial statements continued
6. Taxation
Income tax expense

	2011	2010	2009
	£m	£m	£m

United Kingdom corporation tax expense/(income):
Current year	141	40	(132)
Adjustments in respect of prior years	(5)	(4)	(318)

	136	36	(450)

Overseas current tax expense/(income):
Current year	2,152	2,377	2,111
Adjustments in respect of prior years	(477)	(1,718)	(934)

	1,675	659	1,177

Total current tax expense	1,811	695	727

Deferred tax on origination and reversal of temporary differences:
United Kingdom deferred tax	(275)	(166)	20
Overseas deferred tax	92	(473)	362

Total deferred tax (income)/expense	(183)	(639)	382

Total income tax expense	1,628	56	1,109

Tax (credited)/charged directly to other comprehensive income

	2011	2010	2009
	£m	£m	£m

Current tax (credit)/charge	(14)	(38)	133
Deferred tax (credit)/charge	(117)	137	(72)

Total tax (credited)/charged directly to other comprehensive income	(131)	99	61

Tax (credited)/charged directly to equity

	2011	2010	2009
	£m	£m	£m

Current tax (credit)/charge	(5)	(1)	1
Deferred tax (credit)/charge	(19)	(10)	8

Total tax (credited)/charged directly to equity	(24)	(11)	9

Factors affecting tax expense for the year
The table below explains the differences between the expected tax expense on continuing operations, at the UK statutory tax rate of 28%, and the Group’s total tax expense for each year. Further discussion of the current year tax expenses can be found in the section titled “Operating results” on page 35. Subsequently, the UK statutory tax rate reduced to 26%, effective from 1 April 2011 and the impact on the year end tax balances is included in ‘effect of current year changes in statutory tax rates’ below.

	2011	2010	2009
	£m	£m	£m

Profit before tax as shown in the consolidated income statement	9,498	8,674	4,189

Expected income tax expense on profit at UK statutory tax rate	2,659	2,429	1,173
Effect of taxation of associates, reported within operating profit	145	160	118
Impairment losses with no tax effect	1,722	588	1,652
Impact of agreement of German write down losses(1)	—	(2,103)	—

Expected income tax expense at UK statutory rate on profit from continuing operations, before impairment losses and taxation of associates	4,526	1,074	2,943
Effect of different statutory tax rates of overseas jurisdictions(2)	(141)	516	382
Effect of current year changes in statutory tax rates	(29)	35	(31)
Deferred tax on overseas earnings	143	5	(26)
Assets revalued for tax purposes	121	—	(155)
Effect of previously unrecognised temporary differences including losses(3)	(2,122)	(1,040)	(881)
Adjustments in respect of prior years(1)	(1,028)	(387)	(1,124)
Expenses not deductible for tax purposes and other items	677	425	423
Exclude taxation of associates	(519)	(572)	(422)

Income tax expense	1,628	56	1,109

Notes:

(1)	See “Taxation” on page 40.

(2)	2011 includes the impact of the disposal of China Mobile Limited.

(3)	See note below regarding deferred tax asset recognition in Luxembourg.

Vodafone Group Plc Annual Report 2011   95

Financials
Deferred tax
Analysis of movements in the net deferred tax balance during the year:

£m

1 April 2010	(6,344)
Exchange movements	305
Credited to the income statement	183
Credited directly to OCI	117
Credited directly to equity	19
Reclassification to current tax(1)	1,249
Arising on acquisition	3

31 March 2011	(4,468)

Note:

(1)	See note below regarding CFC settlement.
Deferred tax assets and liabilities, before offset of balances within countries, are as follows:

	Amount				Net
	credited/				recognised
	(charged)	Gross	Gross	Less	deferred tax
	in income	deferred	deferred tax	amounts	asset/
	statement	tax asset	liability	unrecognised	(liability)
	£m	£m	£m	£m	£m

Accelerated tax depreciation	(1,374)	253	(3,682)	—	(3,429)
Tax losses	1,198	27,882	—	(25,784)	2,098
Deferred tax on overseas earnings	764	—	(1,775)	—	(1,775)
Other short-term temporary differences	(405)	4,890	(2,844)	(3,408)	(1,362)

31 March 2011	183	33,025	(8,301)	(29,192)	(4,468)

Analysed in the statement of financial position, after offset of balances within countries, as:

£m

Deferred tax asset	2,018
Deferred tax liability	(6,486)

31 March 2011	(4,468)

	Amount				Net
	credited/				recognised
	(charged)	Gross	Gross	Less	deferred tax
	in income	deferred	deferred tax	amounts	asset/
	statement	tax asset	liability	unrecognised	(liability)
	£m	£m	£m	£m	£m

Accelerated tax depreciation	(577)	627	(2,881)	(1)	(2,255)
Tax losses	493	27,816	—	(27,185)	631
Deferred tax on overseas earnings	(22)	—	(4,086)	—	(4,086)
Other short-term temporary differences	745	4,796	(3,135)	(2,295)	(634)

31 March 2010	639	33,239	(10,102)	(29,481)	(6,344)

Analysed in the statement of financial position, after offset of balances within countries, as:

£m

Deferred tax asset	1,033
Deferred tax liability	(7,377)

31 March 2010	(6,344)

Factors affecting the tax charge in future years
Factors that may affect the Group’s future tax charge include the impact of corporate restructurings, the resolution of open issues, future planning opportunities, corporate acquisitions and disposals, the use of brought forward tax losses and changes in tax legislation and tax rates.
The Group is routinely subject to audit by tax authorities in the territories in which it operates, and the items discussed below have reached litigation. The Group holds provisions in respect of the potential tax liability that may arise, however, the amount ultimately paid may differ materially from the amount accrued and could therefore affect the Group’s overall profitability and cash flows in future periods.
On 22 July 2010 Vodafone reached agreement with the UK tax authorities with respect to the UK Controlled Foreign Company (‘CFC’) tax case. Vodafone will pay £1.25 billion to settle all outstanding CFC issues from 2001 to date and has also reached agreement that no further UK CFC tax liabilities will arise in the near future under current legislation. Longer term, no CFC liabilities are expected to arise as a consequence of the likely reforms of the UK CFC regime due to the facts established in this agreement.
A Spanish subsidiary, Vodafone Holdings Europe SL (‘VHESL’), has resolved its dispute with the Spanish tax authorities regarding the tax treatment of interest expenses claimed in the accounting periods ended 31 March 2003 and 31 March 2004.

96   Vodafone Group Plc Annual Report 2011

Notes to the consolidated financial statements continued
6. Taxation continued
At 31 March 2011 the gross amount and expiry dates of losses available for carry forward are as follows:

	Expiring	Expiring
	within	within
	5 years	6-10 years	Unlimited	Total
	£m	£m	£m	£m

Losses for which a deferred tax asset is recognised	1	—	8,081	8,082
Losses for which no deferred tax is recognised	2,197	559	94,851	97,607

	2,198	559	102,932	105,689

The losses arising on the write down of investments in Germany are available to use against both German federal and trade tax liabilities. Losses of £3,892 million (2010: £3,922 million) are included in the above table on which a deferred tax asset has been recognised. The Group has not recognised a deferred tax asset on £13,389 million (2010: £14,544) of the losses as it is uncertain that these losses will be utilised.
Included in the table above are losses amounting to £1,907 million (2010: £1,909 million) in respect of UK subsidiaries which are only available for offset against future capital gains and since it is uncertain whether these losses will be utilised, no deferred tax asset has been recognised.
The losses above also include £82,725 million (2010: £83,168 million) that have arisen in overseas holding companies as a result of revaluations of those companies’ investments for local GAAP purposes. No deferred tax asset is recognised in respect of £78,757 million of these losses as it is uncertain whether these losses will be utilised. A deferred tax asset has been recognised for the remainder of these losses (see below).
A total deferred tax asset of £1,143 million has been recognised in relation to some of the losses of a fiscal unity in Luxembourg as the members of this fiscal unity are expected to generate taxable profits against which these losses will be used. £856 million of the asset has been recognised as a result of the agreement reached with the UK tax authorities in respect of the CFC tax case (discussed above).
The Group holds provisions in respect of deferred taxation that would arise if temporary differences on investments in subsidiaries, associates and interests in joint ventures were to be realised after the year end reporting date. No deferred tax liability has been recognised in respect of a further £41,607 million (2010: £51,783 million) of unremitted earnings of subsidiaries and joint ventures because the Group is in a position to control the timing of the reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future. It is not practicable to estimate the amount of unrecognised deferred tax liabilities in respect of these unremitted earnings.
7. Equity dividends

	2011	2010	2009
	£m	£m	£m

Declared during the financial year:
Final dividend for the year ended 31 March 2010: 5.65 pence per share (2009: 5.20 pence per share, 2008: 5.02 pence per share)	2,976	2,731	2,667
Interim dividend for the year ended 31 March 2011: 2.85 pence per share (2010:
2.66 pence per share, 2009: 2.57 pence per share)	1,492	1,400	1,350

	4,468	4,131	4,017

Proposed after the end of reporting period and not recognised as a liability:
Final dividend for the year ended 31 March 2011:6.05 pence per share (2010: 5.65 pence per share, 2009: 5.20 pence per share)	3,106	2,976	2,731

8. Earnings per share

	2011	2010	2009
	Millions	Millions	Millions

Weighted average number of shares for basic earnings per share	52,408	52,595	52,737
Effect of dilutive potential shares: restricted shares and share options	340	254	232

Weighted average number of shares for diluted earnings per share	52,748	52,849	52,969

	£m	£m	£m

Earnings for basic and diluted earnings per share	7,968	8,645	3,078

Vodafone Group Plc Annual Report 2011   97

Financials
9. Intangible assets

		Licences and	Computer
	Goodwill	spectrum	software	Other	Total
	£m	£m	£m	£m	£m

Cost:
1 April 2009	106,664	26,138	7,359	1,471	141,632
Exchange movements	(2,751)	62	(72)	326	(2,435)
Arising on acquisition	1,185	1,454	153	1,604	4,396
Change in consolidation status	(102)	(413)	(281)	(175)	(971)
Additions	—	306	1,199	19	1,524
Disposals	—	—	(114)	—	(114)

31 March 2010	104,996	27,547	8,244	3,245	144,032
Exchange movements	(1,120)	(545)	(16)	8	(1,673)
Arising on acquisition	24	—	17	—	41
Additions	—	3,157	1,493	9	4,659
Disposals	—	—	(424)	(1)	(425)
Other	—	—	635	8	643

31 March 2011	103,900	30,159	9,949	3,269	147,277

Accumulated impairment losses and amortisation:
1 April 2009	52,706	7,552	5,223	1,213	66,694
Exchange movements	(1,848)	(29)	(104)	64	(1,917)
Amortisation charge for the year	—	1,730	1,046	678	3,454
Change in consolidation status	—	(135)	(154)	(181)	(470)
Impairment losses	2,300	(200)	—	—	2,100
Disposals	—	—	(87)	—	(87)

31 March 2010	53,158	8,918	5,924	1,774	69,774
Exchange movements	(644)	(104)	(14)	(6)	(768)
Amortisation charge for the year	—	1,809	1,166	529	3,504
Impairment losses	6,150	—	—	—	6,150
Disposals	—	—	(426)	—	(426)
Other	—	—	485	—	485

31 March 2011	58,664	10,623	7,135	2,297	78,719

Net book value:
31 March 2010	51,838	18,629	2,320	1,471	74,258

31 March 2011	45,236	19,536	2,814	972	68,558

For licences and spectrum and other intangible assets, amortisation is included within the cost of sales line within the consolidated income statement. Licences and spectrum with a net book value of £3,845 million (2010: £2,570 million) have been pledged as security against borrowings.
The net book value at 31 March 2011 and expiry dates of the most significant licences are as follows:

		2011	2010
	Expiry date	£m	£m

Germany	December 2020/2025	5,540	4,802
UK	December 2021	3,581	3,914
India	September 2030	1,746	—
Qatar	June 2028	1,187	1,328
Italy	December 2021	1,002	1,097

During the 2011 financial year the Group completed a number of smaller acquisitions for net cash consideration of £46 million paid during the year. The aggregate fair values of goodwill, identifiable assets and liabilities of the acquired operations were £24 million, £25 million and £3 million, respectively. In addition, the Group completed the acquisition of certain non-controlling interests for net cash consideration of £137 million.
During the year ended 31 March 2010, the aggregate cash consideration in respect of purchases of interests in subsidiaries and joint ventures, net of cash acquired, was as follows:

£m

Cash consideration paid:
Vodacom Group Limited	1,577
Other acquisitions completed during the year	26
Acquisitions of non-controlling interests	150
Acquisitions completed in previous years	(20)

1,733
Net overdrafts acquired	44

1,777

98   Vodafone Group Plc Annual Report 2011

Notes to the consolidated financial statements continued
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
The results of the acquired entity were consolidated in the income statement from 18 May 2009. From 18 May 2009 to 31 March 2010 the acquired entity contributed £90 million to the profit attributable to equity shareholders of the Group.
The purchase price allocation is set out in the table below:

		Fair value
	Bookvalue	Adjustments	Fairvalue
	£m	£m	£m

Net assets acquired:
Identifiable intangible assets(1)	271	2,931	3,202
Property, plant and equipment	1,603	—	1,603
Other investments	25	—	25
Inventory	56	—	56
Trade and other receivables	870	—	870
Cash and cash equivalents	58	—	58
Current and deferred taxation liabilities	(140)	(834)	(974)
Short and long-term borrowings	(1,312)	—	(1,312)
Trade and other payables	(897)	8	(889)

Net identifiable assets acquired	534	2,105	2,639
Goodwill(2)			1,193

Total asset acquired			3,832
Non-controlling interests			(973)
Revaluation gain			(860)
Value of investment held prior to acquisition			(422)

Total consideration(3)			1,577

Notes:

(1)	Identifiable intangible assets of £3,202 million consist of licences and spectrum fees of £1,454 million and other intangible assets of £1,748 million.

(2)	The goodwill is attributable to the expected profitability of the acquired business and the synergies expected to arise after the Group’s acquisition of Vodacom.

(3)	Includes £5 million of directly attributable costs.
10. Impairment
Impairment losses
The net impairment losses recognised in the consolidated income statement, as a separate line item within operating profit, in respect of goodwill and licences and spectrum fees are as follows:

		2011(1)	2010	2009
Cash generating unit	Reportable segment	£m	£m	£m

Italy	Italy	1,050	—	—
Spain	Spain	2,950	—	3,400
Greece	Other Europe(2)	800	—	—
Ireland	Other Europe(2)	1,000	—	—
Portugal	Other Europe(2)	350	—	—
Turkey	Other Europe	—	(200)	2,250
India	India	—	2,300	—
Ghana	Other Africa, Middle East and Asia Pacific	—	—	250

		6,150	2,100	5,900

Notes:

(1)	Impairment charges for the year ended 31 March 2011 relate solely to goodwill.

(2)	Total impairment losses in the Other Europe segment were £2,150 million in the year ended 31 March 2011.

Vodafone Group Plc Annual Report 2011   99

Financials
Year ended 31 March 2011
The impairment losses were based on value in use calculations. The pre-tax adjusted discount rates used in the most recent value in use calculation in the year ended 31 March 2011 are as follows:

Pre-tax adjusted
discount rate

Italy	11.9%
Spain	11.5%
Greece	14.0%
Ireland	14.5%
Portugal	14.0%

During the year ended 31 March 2011 the goodwill in relation to the Group’s investments in Italy, Spain, Greece, Ireland and Portugal was impaired by £1,050 million, £2,950 million, £800 million, £1,000 million and £350 million, respectively. The impairment charges were primarily driven by increased discount rates as a result of increases in government bond rates. In addition, business valuations were negatively impacted by lower cash flows within business plans, reflecting weaker country-level macro economic environments.
The pre-tax risk adjusted discount rates used in the previous value in use calculations at 31 March 2010 are disclosed below.
Year ended 31 March 2010
The net impairment losses were based on value in use calculations. The pre-tax adjusted discount rates used in the value in use calculation in the year ended 31 March 2010 were as follows:

Pre-tax adjusted
discount rate

India	13.8%
Turkey	17.6%

During the year ended 31 March 2010 the goodwill in relation to the Group’s operations in India was impaired by £2,300 million primarily due to intense price competition following the entry of a number of new operators into the market. The pre-tax risk adjusted discount rate used in the previous value in use calculation at 31 March 2009 was 12.3%.
In addition, impairment losses of £200 million, previously recognised in respect of intangible assets in relation to the Group’s operations in Turkey, were reversed. The reversal was in relation to licences and spectrum and was as a result of favourable changes in the discount rate. The cash flow projections within the business plans used for impairment testing were substantially unchanged from those used at 31 March 2009. The pre-tax risk adjusted discount rate used in the previous value in use calculation at 31 March 2009 was 19.5%.
Year ended 31 March 2009
The impairment losses were based on value in use calculations. The pre-tax adjusted discount rates used in the value in use calculation in the year ended 31 March 2009 were as follows:

Pre-tax adjusted
discount rate

Spain	10.3%
Turkey	19.5%
Ghana	26.9%

During the year ended 31 March 2009 the goodwill in relation to the Group’s operations in Spain was impaired by £3,400 million following a fall in long-term cash flow forecasts resulting from the economic downturn.
In addition, the goodwill and other intangible assets in relation to the Group’s operations in Turkey was impaired by £2,250 million. At 30 September 2008 the goodwill was impaired by £1,700 million following adverse movements in the discount rate and adverse performance against previous plans. During the second half of the 2009 financial year, impairment losses of £300 million in relation to goodwill and £250 million in relation to licences and spectrum resulted from adverse changes in both the discount rate and a fall in the long-term GDP growth rate. The cash flow projections within the business plans used for impairment testing were substantially unchanged from those used at 30 September 2008.
The goodwill in relation to the Group’s operations in Ghana was also impaired by £250 million following an increase in the discount rate.
Goodwill
The carrying value of goodwill at 31 March was as follows:

	2011	2010
	£m	£m

Germany	12,200	12,301
Italy	13,615	14,786
Spain	7,133	10,167

	32,948	37,254
Other	12,288	14,584

	45,236	51,838

100   Vodafone Group Plc Annual Report 2011
Notes to the consolidated financial statements continued
10. Impairment continued
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

• non-messaging data revenue is expected to continue to grow strongly as the penetration of 3G enabled devices and smartphones rises and new products and services are introduced; and

•    margins are expected to be impacted by negative factors such as an increase in the cost of acquiring and retaining customers in increasingly competitive markets and the expectation of further termination rate cuts by regulators and by positive factors such as the efficiencies expected from the implementation of Group initiatives.

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

For businesses where the plan data is extended for an additional five years for the Group’s value in use calculations,a long-term growth rate into perpetuity has been determined as the lower of:

• the nominal GDP rates for the country of operation; and

• the compound annual growth rate in adjusted EBITDA in years nine to ten of the management plan.

Pre-tax risk adjusted discount rate	The discount rate applied to the cash flows of each of the Group’s operations is generally based on the risk free rate for ten year bonds issued by the government in the respective market. Where government bond rates contain a material component of credit risk, high quality local corporate bond rates may be used.

These rates are adjusted for a risk premium to reflect both the increased risk of investing in equities and the systematic risk of the specific Group operating company. In making this adjustment, inputs required are the equity market risk premium (that is the required increased return required over and above a risk free rate by an investor who is investing in the market as a whole) and the risk adjustment, beta, applied to reflect the risk of the specific Group operating company relative to the market as a whole.

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
31 March 2011
The estimated recoverable amounts of the Group’s operations in Italy, Spain, Greece, Ireland and Portugal equalled their respective carrying values and, consequently, any adverse change in key assumptions would, in isolation, cause a further impairment loss to be recognised. The estimated recoverable amounts of the Group’s operations in Turkey, India and Ghana exceeded their carrying values by approximately £1,481 million, £977 million and £138 million, respectively.

Vodafone Group Plc Annual Report 2011   101
Financials
The table below shows the key assumptions used in the value in use calculations.

	Assumptions used in value in use calculation
	Italy	Spain	Greece	Ireland	Portugal	Turkey	India	Ghana
	%	%	%	%	%	%	%	%

Pre-tax adjusted discount rate	11.9	11.5	14.0	14.5	14.0	14.1	14.2	20.8
Long-term growth rate	0.8	1.6	2.0	2.0	1.5	6.1	6.3	6.3
Budgeted adjusted EBITDA(1)	(1.0)	—	1.2	2.4	(1.2)	16.8	16.5	41.4
Budgeted capital expenditure(2)	9.6 - 11.3	7.8 - 10.6	10.7 - 12.3	9.4 - 11.6	12.4 - 14.1	10.0 - 16.6	12.9 - 22.7	7.3 - 41.3

Notes:

(1)	Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial ten years for Turkey and Ghana and the initial five years for all other cash generating units of the plans used for impairment testing.

(2)	Budgeted capital expenditure is expressed as the range of capital expenditure as a percentage of revenue in the initial ten years for Turkey and Ghana and the initial five years for all other cash generating units of the plans used for impairment testing.
The table below shows, for Turkey, India and Ghana, the amount by which each key assumption must change in isolation in order for the estimated recoverable amount to be equal to its carrying value.

	Change required for the carrying value
	to equal the recoverable amount(1)
	Turkey	India	Ghana
	pps	pps	pps

Pre-tax adjusted discount rate	5.6	1.1	6.9
Long-term growth rate	(19.6)	(1.0)	n/a
Budgeted adjusted EBITDA(2)	(4.7)	(2.2)	(8.7)
Budgeted capital expenditure(3)	7.0	2.5	8.9

Notes:

(1)	The recoverable amount for Greece, which was impaired at 30 September 2010, equals the carrying value at 31 March 2011.

(2)	Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial ten years for Turkey and Ghana and the initial five years for all other cash generating units of the plans used for impairment testing.

(3)	Budgeted capital expenditure is expressed as the range of capital expenditure as a percentage of revenue in the initial ten years for Turkey and Ghana and the initial five years for all other cash generating units of the plans used for impairment testing.
The changes in the following table to assumptions used in the impairment review would, in isolation, lead to an (increase)/decrease to the aggregate impairment loss recognised in the year ended 31 March 2011:

	Italy		Spain		Greece		Ireland		Portugal		All other
	Increase	Decrease	Increase	Decrease	Increase	Decrease	Increase	Decrease	Increase	Decrease	Increase	Decrease
	by 2 pps	by 2 pps	by 2 pps	by 2 pps	by 2 pps	by 2 pps	by 2 pps	by 2 pps	by 2 pps	by 2 pps	by 2 pps	by 2 pps
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Pre-tax adjusted discount rate	(2.4)	1.0	(1.5)	2.2	(0.2)	—	(0.2)	0.3	(0.3)	0.4	(0.7)	—
Long-term growth rate	1.0	(2.4)	2.2	(1.3)	—	(0.1)	0.2	(0.1)	0.4	(0.3)	—	(0.7)
Budgeted adjusted EBITDA(1)	1.0	(2.0)	1.4	(1.3)	—	(0.2)	0.2	(0.2)	0.3	(0.3)	—	—
Budgeted capital expenditure(2)	(1.1)	1.0	(1.0)	1.0	(0.1)	—	(0.1)	0.3	(0.2)	0.2	—	—

Notes:

(1)	Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial ten years for Turkey and Ghana and the initial five years for all other cash generating units of the plans used for impairment testing.

(2)	Budgeted capital expenditure is expressed as the range of capital expenditure as a percentage of revenue in the initial ten years for Turkey and Ghana and the initial five years for all other cash generating units of the plans used for impairment testing.
31 March 2010
The estimated recoverable amount of the Group’s operations in India equalled its respective carrying value at 31 March 2010 and, consequently, any adverse change in key assumptions would, in isolation, cause a further impairment loss to be recognised. The estimated recoverable amount of the Group’s operations in Turkey, Germany, Ghana, Greece, Ireland, Italy, Portugal, Romania, Spain and the UK exceeded their carrying value by approximately £130 million, £4,752 million, £18 million, £118 million, £259 million, £1,253 million, £1,182 million, £372 million, £821 million and £1,207 million respectively.
The table below shows the key assumptions used in the value in use calculations.

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

102   Vodafone Group Plc Annual Report 2011
Notes to the consolidated financial statements continued
The table below shows, for Turkey, Germany, Ghana, Greece, Ireland, Italy, Portugal, Romania, Spain and the United Kingdom, the amount by which each key assumption must change in isolation in order for the estimated recoverable amount to be equal to its carrying value.

	Change required for carrying value to equal the recoverable amount
	Turkey	Germany	Ghana	Greece	Ireland	Italy	Portugal	Romania	Spain	UK
	pps	pps	pps	pps	pps	pps	pps	pps	pps	pps

Pre-tax adjusted discount rate	0.5	1.8	1.0	0.7	1.0	0.8	4.5	2.0	0.6	1.3
Long-term growth rate	(1.1)	(1.9)	(5.1)	(0.9)	(1.2)	(0.8)	(5.6)	(2.6)	(0.6)	(1.6)
Budgeted adjusted EBITDA(1)	(2.0)	n/a	(2.8)	(3.7)	(8.7)	(5.0)	n/a	(14.1)	(4.5)	(7.8)
Budgeted capital expenditure(2)	1.5	n/a	2.5	2.8	7.0	5.1	n/a	13.8	3.5	5.8

Notes:

(1)	Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial ten years for Turkey and Ghana and the initial five years for all other cash generating units of the plans used for impairment testing.

(2)	Budgeted capital expenditure is expressed as the range of capital expenditure as a percentage of revenue in the initial ten years for Turkey and Ghana and the initial five years for all other cash generating units of the plans used for impairment testing.
11. Property, plant and equipment

		Equipment,
	Land and	fixtures
	buildings	and fittings	Total
	£m	£m	£m

Cost:
1 April 2009	1,421	43,943	45,364
Exchange movements	(6)	8	2
Arising on acquisition	157	1,457	1,614
Additions	115	4,878	4,993
Disposals	(27)	(1,109)	(1,136)
Change in consolidation status	(107)	(2,274)	(2,381)
Other	24	(58)	(34)

31 March 2010	1,577	46,845	48,422
Exchange movements	(16)	(678)	(694)
Additions	122	4,604	4,726
Disposals	(21)	(3,001)	(3,022)
Other	69	(732)	(663)

31 March 2011	1,731	47,038	48,769

Accumulated depreciation and impairment:
1 April 2009	583	25,531	26,114
Exchange movements	(12)	(260)	(272)
Charge for the year	102	4,354	4,456
Disposals	(10)	(995)	(1,005)
Change in consolidation status	(28)	(1,461)	(1,489)
Other	(2)	(22)	(24)

31 March 2010	633	27,147	27,780
Exchange movements	(4)	(114)	(118)
Charge for the year	99	4,273	4,372
Disposals	(19)	(2,942)	(2,961)
Other	—	(485)	(485)

31 March 2011	709	27,879	28,588

Net book value:
31 March 2010	944	19,698	20,642

31 March 2011	1,022	19,159	20,181

The net book value of land and buildings and equipment, fixtures and fittings includes £131 million and £155 million respectively (2010: £91 million and £111 million) in relation to assets held under finance leases. Included in the net book value of land and buildings and equipment, fixtures and fittings are assets in the course of construction, which are not depreciated, with a cost of £38 million and £2,375 million respectively (2010: £45 million and £1,496 million). Property, plant and equipment with a net book value of £972 million (2010: £389 million) has been pledged as security against borrowings.

Vodafone Group Plc Annual Report 2011   103
Financials
12. Principal subsidiaries
At 31 March 2011 the Company had the following principal subsidiaries carrying on businesses which affect the profits and assets of the Group. Unless otherwise stated the Company’s principal subsidiaries all have share capital consisting solely of ordinary shares and are indirectly held. The country of incorporation or registration of all subsidiaries is also their principal place of operation. All subsidiaries are directly or indirectly owned by the Company except for Vodafone Qatar Q.S.C.(1)

		Country of incorporation	Percentage(2)
Name	Principal activity	or registration	shareholdings

Vodacom Business Africa Group (PTY) Limited(3)(4)	Holding company	South Africa	66.0
Ghana Telecommunications Company Limited	Network operator	Ghana	70.0
VM, SA(4)(5)	Network operator	Mozambique	56.1
Vodacom Congo (RDC) s.p.r.l.(4)	Network operator	The Democratic Republic of Congo	33.7
Vodacom Group Limited(6)	Network operator	South Africa	66.0
Vodacom Lesotho (Pty) Limited(4)	Network operator	Lesotho	52.8
Vodacom Tanzania Limited(4)	Network operator	Tanzania	42.9
Vodafone Albania Sh.A.	Network operator	Albania	99.9
Vodafone Americas Inc.(7)	Holding company	US	100.0
Vodafone Czech Republic a.s.	Network operator	Czech Republic	100.0
Vodafone D2 GmbH	Network operator	Germany	100.0
Vodafone Egypt Telecommunications S.A.E.	Network operator	Egypt	54.9
Vodafone España S.A.U.	Network operator	Spain	100.0
Vodafone Essar Limited(8)	Network operator	India	59.9
Vodafone Europe B.V.	Holding company	Netherlands	100.0
Vodafone Group Services Limited(9)	Global products and services provider	England	100.0
Vodafone Holding GmbH	Holding company	Germany	100.0
Vodafone Holdings Europe S.L.U.	Holding company	Spain	100.0
Vodafone Magyarorszag Mobile Tavkozlesi Zartkoruen Mukodo Reszvenytarsasag(10)	Network operator	Hungary	100.0
Vodafone International Holdings B.V.	Holding company	Netherlands	100.0
Vodafone Investments Luxembourg S.a.r.l.	Holding company	Luxembourg	100.0
Vodafone Ireland Limited	Network operator	Ireland	100.0
Vodafone Libertel B.V.	Network operator	Netherlands	100.0
Vodafone Limited	Network operator	England	100.0
Vodafone Malta Limited	Network operator	Malta	100.0
Vodafone Marketing S.a.r.l.	Provider of partner market services	Luxembourg	100.0
Vodafone New Zealand Limited	Network operator	New Zealand	100.0
Vodafone-Panafon Hellenic Telecommunications Company S.A.	Network operator	Greece	99.9
Vodafone Portugal-Comunicações Pessoais, S.A.(11)	Network operator	Portugal	100.0
Vodafone Qatar Q.S.C.(1)	Network operator	Qatar	23.0
Vodafone Romania S.A.	Network operator	Romania	100.0
Vodafone Telekomunikasyon A.S.	Network operator	Turkey	100.0

Notes:

(1)	The Group has rights that enable it to control the strategic and operating decisions of Vodafone Qatar Q.S.C., Vodacom Congo (RDC) s.p.r.l. and Vodacom Tanzania Limited.

(2)	Effective ownership percentages of Vodafone Group Plc at 31 March 2011, rounded to nearest tenth of one percent.

(3)	Previous name was Gateway Group (Pty) Limited.

(4)	Shareholding is indirect through Vodacom Group Limited. The indirect shareholding is calculated using the 66.0% ownership interest in Vodacom referred to in note 6 below.

(5)	The share capital of VM, SA consists of 60,000,000 ordinary shares and 469,690,618 preference shares.

(6)	At 31 March 2011 the Group owned 65.0% of the issued share capital of Vodacom Group Limited (‘Vodacom’) with the 66.0% ownership interest in the outstanding shares in Vodacom resulting from the acquisition of treasury shares by Vodacom.

(7)	Share capital consists of 395,834,251 ordinary shares and 1.65 million class D and E redeemable preference shares, of which 100% of the ordinary shares are held by the Group.

(8)	The Group’s aggregate direct and indirect equity interest in Vodafone Essar Limited (‘VEL’) was 59.9% at 31 March 2011. The Group has call options to acquire shareholdings in companies which indirectly own a further 7.1% interest in VEL. The shareholders of these companies also have put options which, if exercised, would require Vodafone to purchase the remaining shares in the respective company. If these options were exercised, which can only be done in accordance with the Indian law prevailing at the time of exercise, the Group would have a direct and indirect interest of 67.0% of VEL. On 30 March 2011 the Essar Group exercised its underwritten put option over 22.0% of VEL following which, on 31 March 2011, the Group exercised its call option over the remaining 11.0% of VEL owned by the Essar Group.

(9)	Share capital consists of 600 ordinary shares and one deferred share, of which 100% of the shares are held indirectly by Vodafone Group Plc.

(10)	Trades as Vodafone Hungary Mobile Telecommunications Company Limited.

(11)	38.6% of the issued share capital of Vodafone Portugal-Comunicações Pessoais, S.A. is held directly by Vodafone Group Plc.

104   Vodafone Group Plc Annual Report 2011
Notes to the consolidated financial statements continued
13. Investments in joint ventures
Principal joint ventures
At 31 March 2011 the Company had the following joint ventures carrying on businesses which affect the profits and assets of the Group. Unless otherwise stated the Company’s principal joint ventures all have share capital consisting solely of ordinary shares, which are indirectly held, and the country of incorporation or registration is also their principal place of operation.

		Country of incorporation	Percentage(1)
Name	Principal activity	or registration	shareholdings

Indus Towers Limited	Network infrastructure	India	25.2	(2)
Polkomtel S.A.(3)	Network operator	Poland	24.4
Vodafone Hutchison Australia Pty Limited(3)	Network operator	Australia	50.0
Vodafone Fiji Limited	Network operator	Fiji	49.0	(4)
Vodafone Omnitel N.V.(5)	Network operator	Netherlands	76.9	(6)

Notes:

(1)	Rounded to nearest tenth of one percent.

(2)	Vodafone Essar Limited, in which the Group has a 59.9% equity interest, owns 42.0% of Indus Towers Limited.

(3)	Polkomtel S.A. and Vodafone Hutchinson Australia Pty Limited have a year end of 31 December.

(4)	The Group holds substantive participating rights which provide it with a veto over the significant financial and operating policies of Vodafone Fiji Limited and which ensure it is able to exercise joint control over Vodafone Fiji Limited with the majority shareholder.

(5)	The principal place of operation of Vodafone Omnitel N.V. is Italy.

(6)	The Group considered the existence of substantive participating rights held by the non-controlling shareholder provide that shareholder with a veto right over the significant financial and operating policies of Vodafone Omnitel N.V., and determined that, as a result of these rights, the Group does not have control over the financial and operating policies of Vodafone Omnitel N.V., despite the Group’s 76.9% ownership interest.
Effect of proportionate consolidation of joint ventures
The following table presents, on a condensed basis, the effect on the consolidated financial statements of including joint ventures using proportionate consolidation. The results of Vodacom Group Limited are included until 18 May 2009 when it became a subsidiary and the results of Safaricom Limited (‘Safaricom’) are included until 28 May 2008, at which time its consolidation status changed from joint venture to associate. The results of Australia are included from 9 June 2009 following its merger with Hutchison 3G Australia and results from the 4.8% stake in Polkomtel acquired during the 2009 financial year are included from 18 December 2008.

	2011	2010	2009
	£m	£m	£m

Revenue	7,849	7,896	7,737
Cost of sales	(4,200)	(4,216)	(4,076)

Gross profit	3,649	3,680	3,661
Selling, distribution and administrative expenses	(1,624)	(1,369)	(1,447)
Impairment losses	(1,050)	—	—
Operating income and expense	—	(12)	—

Operating profit	975	2,299	2,214
Net financing costs	(146)	(152)	(170)

Profit before tax	829	2,147	2,044
Income tax expense	(608)	(655)	(564)

Profit for the financial year	221	1,492	1,480

	2011	2010
	£m	£m

Non-current assets	19,043	20,787
Current assets	1,908	763

Total assets	20,951	21,550

Total shareholders’ funds and total equity	16,389	17,407

Non-current liabilities	1,887	833
Current liabilities	2,675	3,310

Total liabilities	4,562	4,143

Total equity and liabilities	20,951	21,550

Vodafone Group Plc Annual Report 2011   105
Financials
14. Investments in associates
At 31 March 2011 the Company had the following principal associates carrying on businesses which affect the profits and assets of the Group. The Company’s principal associates all have share capital consisting solely of ordinary shares, unless otherwise stated, and are all indirectly held. The country of incorporation or registration of all associates is also their principal place of operation.

		Country of incorporation	Percentage(1)
Name	Principal activity	or registration	shareholdings

Cellco Partnership(2)	Network operator	US	45.0
Société Française du Radiotéléphone S.A. (‘SFR’)(3)	Network operator	France	44.0
Safaricom Limited(4)(5)	Network operator	Kenya	40.0

Notes:

(1)	Rounded to nearest tenth of one percent.

(2)	Cellco Partnership trades under the name Verizon Wireless.

(3)	On 3 April 2011 the Group announced an agreement to sell its entire 44% interest in SFR. See note 32 for further information.

(4)	The Group also holds two non-voting shares.

(5)	At 31 March 2011 the fair value of Safaricom Limited was KES 61 billion (£456 million) based on the closing quoted share price on the Nairobi Stock Exchange.
The Group’s share of the aggregated financial information of equity accounted associates is set out below. The amounts for the year ended 31 March 2009 include the share of results in Safaricom from 28 May 2008, at which time its consolidation status changed from being a joint venture to an associate.

	2011	2010	2009
	£m	£m	£m

Share of revenue in associates	24,213	23,288	19,307
Share of result in associates	5,059	4,742	4,091
Share of discontinued operations in associates	18	93	57

	2011	2010
	£m	£m

Non-current assets	45,446	47,048
Current assets	5,588	4,901

Share of total assets	51,034	51,949

Non-current liabilities	5,719	8,295
Current liabilities	6,656	6,685
Non-controlling interests	554	592

Share of total liabilities and non-controlling interests	12,929	15,572

Share of equity shareholders’ funds in associates	38,105	36,377

15. Other investments
Non-current other investments comprise the following, all of which are classified as available-for-sale, with the exception of other debt and bonds, which are classified as loans and receivables, and cash held in restricted deposits:

	2011	2010
	£m	£m

Included within non-current assets:
Listed securities:
Equity securities	1	4,072
Unlisted securities:
Equity securities	967	879
Public debt and bonds	3	11
Other debt and bonds	72	2,355
Cash held in restricted deposits	338	274

	1,381	7,591

Included within current assets:
Government bonds	610	388
Other	64	—

	674	388

At 31 March 2010 listed equity securities included £4,071 million in relation to the Group’s 3.2% interest in China Mobile Limited which was sold in September 2010 for £4,264 million generating a £3,019 million income statement gain, including income statement recognition of foreign exchange rate gains previously recognised in equity.
Unlisted equity securities include a 26% interest in Bharti Infotel Private Limited through which the Group has a 4.37% economic interest in Bharti Airtel Limited. Unlisted equity investments are recorded at fair value where appropriate, or at cost if their fair value cannot be reliably measured as there is no active market upon which they are traded.
For public debt and bonds and cash held in restricted deposits, the carrying amount approximates fair value.
The short-term investments primarily consist of index linked gilts with less than six years to maturity, which can be readily converted into cash via the gilt repurchase market and are held on an effective floating rate basis.

106   Vodafone Group Plc Annual Report 2011
Notes to the consolidated financial statements continued
16. Inventory

	2011	2010
	£m	£m

Goods held for resale	537	433

Inventory is reported net of allowances for obsolescence, an analysis of which is as follows:

	2011	2010	2009
	£m	£m	£m

1 April	120	111	118
Exchange movements	(1)	5	13
Amounts (credited)/charged to the income statement	(2)	4	(20)

31 March	117	120	111

Cost of sales includes amounts related to inventory amounting to £5,878 million (2010: £5,268 million; 2009: £4,853 million).
17. Trade and other receivables

	2011	2010
	£m	£m

Included within non-current assets:
Trade receivables	92	59
Other receivables	1,719	678
Prepayments and accrued income	137	148
Derivative financial instruments	1,929	1,946

	3,877	2,831

Included within current assets:
Trade receivables	4,185	4,008
Amounts owed by associates	53	24
Other receivables	1,606	1,122
Prepayments and accrued income	3,299	3,448
Derivative financial instruments	116	182

	9,259	8,784

The Group’s trade receivables are stated after allowances for bad and doubtful debts based on management’s assessment of creditworthiness, an analysis of which is as follows:

	2011	2010	2009
	£m	£m	£m

1 April	929	874	664
Exchange movements	(30)	(27)	101
Amounts charged to administrative expenses	460	465	423
Trade receivables written off	(353)	(383)	(314)

31 March	1,006	929	874

The carrying amounts of trade and other receivables approximate their fair value. Trade and other receivables are predominantly non-interest bearing.

	2011	2010
	£m	£m

Included within “Derivative financial instruments”:
Fair value through the income statement (held for trading):
Interest rate swaps	1,292	1,031
Foreign exchange swaps	99	132

	1,391	1,163

Fair value hedges:
Interest rate swaps	654	965

	2,045	2,128

The fair values of these financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest and foreign currency rates prevailing at 31 March.

Vodafone Group Plc Annual Report 2011   107
Financials
18. Cash and cash equivalents

	2011	2010
	£m	£m

Cash at bank and in hand	896	745
Money market funds	5,015	3,678
Other	341	—

Cash and cash equivalents as presented in the statement of financial position	6,252	4,423
Bank overdrafts	(47)	(60)

Cash and cash equivalents as presented in the statement of cash flows	6,205	4,363

Bank balances and money market funds comprise cash held by the Group on a short-term basis with original maturity of three months or less. The carrying amount of cash and cash equivalents approximates their fair value.
19. Called up share capital

	2011		2010
	Number	£m	Number	£m

Ordinary shares of 11 3/7 US cents each allotted, issued and fully paid:(1)(2)
1 April	57,809,246,732	4,153	57,806,283,716	4,153
Allotted during the year	1,876,697	—	2,963,016	—
Cancelled during the year	(1,000,000,000)	(71)	—	—

31 March	56,811,123,429	4,082	57,809,246,732	4,153

Notes:

(1)	The concept of authorised share capital was abolished under the Companies Act 2006, with effect from 1 October 2009, and consequential amendments to the Company’s articles of association removing all references to authorised share capital were approved by shareholders at the 2010 annual general meeting.

(2)	At 31 March 2011 the Group held 5,233,597,599 (2010: 5,146,112,159) treasury shares with a nominal value of £376 million (2010: £370 million). The market value of shares held was £9,237 million (2010: £7,822 million). During the year 150,404,079 (2010: 149,298,942) treasury shares were reissued under Group share option schemes.
Allotted during the year

		Nominal	Net
		value	proceeds
	Number	£m	£m

UK share awards and option scheme awards	35,557	—	—
US share awards and option scheme awards	1,841,140	—	3

Total for share awards and option scheme awards	1,876,697	—	3

108   Vodafone Group Plc Annual Report 2011
Notes to the consolidated financial statements continued
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
Share options
Vodafone Group executive plans
No share options have been granted to any directors or employees under the Company’s discretionary share option plans in the year ended 31 March 2011.
There are options outstanding under a number of plans: the Vodafone Group 1998 Executive Share Option Scheme and the Vodafone Group 1988 Company Share Option Scheme, the Vodafone Group 1999 Long-Term Stock Incentive Plan and the Vodafone Global Incentive Plan. These options are normally exercisable between three and ten years from the date of grant. The vesting of some of these options is subject to satisfaction of performance conditions. Grants made to US employees are made in respect of ADSs.
Vodafone Group Sharesave Plan
The Vodafone Group 2008 Sharesave Plan and its predecessor, the Vodafone Group 1998 Sharesave Scheme, enable UK staff to acquire shares in the Company through monthly savings of up to £250 over a three or five year period, at the end of which they also receive a tax free bonus. The savings and bonus may then be used to purchase shares at the option price, which is set at the beginning of the invitation period and usually at a discount of 20% to the then prevailing market price of the Company’s shares.
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
Movements in ordinary share options and ADS options outstanding

	ADS options			Ordinary share options
	2011	2010	2009	2011	2010	2009
	Millions	Millions	Millions	Millions	Millions	Millions

1 April	1	1	1	266	334	373
Granted during the year	—	—	—	4	13	7
Forfeited during the year	—	—	—	(1)	(2)	(11)
Exercised during the year	—	—	—	(72)	(47)	(16)
Expired during the year	—	—	—	(26)	(32)	(19)

31 March	1	1	1	171	266	334

Weighted average exercise price:
1 April	$15.07	$15.37	$18.15	£1.41	£1.41	£1.42
Granted during the year	—	—	—	£1.14	£0.94	£1.21
Forfeited during the year	—	—	—	£1.10	£1.50	£1.47
Exercised during the year	—	—	—	£1.33	£1.11	£1.09
Expired during the year	—	—	—	£2.25	£1.67	£1.55

31 March	$14.82	$15.07	$15.37	£1.32	£1.41	£1.41

Vodafone Group Plc Annual Report 2011   109
Financials
Summary of options outstanding and exercisable at 31 March 2011

	Outstanding			Exercisable
			Weighted			Weighted
			average			average
		Weighted	remaining		Weighted	remaining
	Outstanding	average	contractual	Exercisable	average	contractual
	shares	exercise	life	shares	exercise	life
	Millions	price	Months	Millions	price	Months

Vodafone Group savings related and Sharesave Plan:
£0.01 – £1.00	12	£0.94	28	—	—	—
£1.01 – £2.00	8	£1.19	34	—	—	—

	20	£1.03	31	—	—	—

Vodafone Group executive plans:
£1.01 – £2.00	3	£1.63	5	3	£1.63	5

Vodafone Group 1999 Long-Term Stock Incentive Plan:
£0.01 – £1.00	42	£0.90	15	42	£0.90	15
£1.01 – £2.00	106	£1.52	28	106	£1.52	28

	148	£1.35	24	148	£1.35	24

Other share option plans:
£1.01 – greater than £3.01	—	£2.47	11	—	£2.47	11

Vodafone Group 1999 Long-Term Stock Incentive Plan:
$10.01 – $30.00	1	$14.82	18	1	$14.82	18

Fair value of options granted

	Ordinary share options
	2011	2010	2009

Expected life of option (years)	3-5	3-5	3-5
Expected share price volatility	27.5-27.6%	32.5-33.5%	30.9-31.0%
Dividend yield	5.82%	6.62%	5.04%
Risk free rates	1.3-2.2%	2.5-3.0%	4.9%
Exercise price	£1.14	£0.94	£1.21

The fair value of options granted is estimated at the date of grant using a lattice-based option valuation model which incorporates ranges of assumptions for inputs as disclosed above.
Share awards
Movements in non-vested shares during the year ended 31 March 2011 are as follows:

	Global AllShare Plan		Other		Total
		Weighted		Weighted		Weighted
		average fair		average fair		average fair
		value at		value at		value at
	Millions	grant date	Millions	grant date	Millions	grant date

1 April 2010	34	£1.15	340	£1.05	374	£1.06
Granted	—	—	126	£1.07	126	£1.07
Vested	(15)	£1.30	(66)	£1.40	(81)	£1.38
Forfeited	(2)	£1.08	(30)	£0.97	(32)	£0.97

31 March 2011	17	£1.02	370	£1.00	387	£1.00

Other information
The weighted average grant date fair value of options granted during the 2011 financial year was £0.27 (2010: £0.26; 2009: £0.39).
The total fair value of shares vested during the year ended 31 March 2011 was £113 million (2010: £100 million; 2009: £84 million).
The compensation cost included in the consolidated income statement in respect of share options and share plans was £156 million (2010: £150 million; 2009: £128 million) which is comprised entirely of equity-settled transactions.
The average share price for the year ended 31 March 2011 was 159.5 pence (2010: 132 pence).

110   Vodafone Group Plc Annual Report 2011
Notes to the consolidated financial statements continued

21. Capital and financial risk management
Capital management
The following table summarises the capital of the Group:

	2011	2010
	£m	£m

Cash and cash equivalents	(6,252)	(4,423)
Borrowings	38,281	39,795
Other financial instruments	(2,171)	(2,056)

Net debt	29,858	33,316
Equity	87,561	90,810

Capital	117,419	124,126

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
Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by the Board, most recently on 1 February 2011. A treasury risk committee comprising of the Group’s Chief Financial Officer, Group General Counsel and Company Secretary, Corporate Finance Director and Director of Financial Reporting meets at least annually to review treasury activities and its members receive management information relating to treasury activities on a quarterly basis. The Group accounting function, which does not report to the Group Corporate Finance Director, provides regular update reports of treasury activity to the Board. The Group’s internal auditor reviews the internal control environment regularly.
The Group uses a number of derivative instruments for currency and interest rate risk management purposes only that are transacted by specialist treasury personnel. The Group mitigates banking sector credit risk by the use of collateral support agreements.
Credit risk
The Group considers its exposure to credit risk at 31 March to be as follows:

	2011	2010
	£m	£m

Bank deposits	896	745
Cash held in restricted deposits	338	274
Government bonds	610	388
Money market fund investments	5,015	3,678
Derivative financial instruments	2,045	2,128
Other investments — debt and bonds	75	2,366
Trade receivables	4,277	4,067
Other receivables	3,325	1,800

	16,581	15,446

The Group invests in UK index linked government bonds on the basis that they generate a swap return in excess of £ LIBOR and are amongst the most creditworthy of investments available.
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
In the event of any default ownership of the cash collateral would revert to the respective holder at that point. Detailed below is the value of the cash collateral, which is reported within short-term borrowings, held by the Group at 31 March 2011:

	2011	2010
	£m	£m

Cash collateral	531	604

The majority of the Group’s trade receivables are due for maturity within 90 days and largely comprise amounts receivable from consumers and business customers. At 31 March 2011 £2,233 million (2010: £2,111 million) of trade receivables were not yet due for payment. Total trade receivables consisted of £2,852 million (2010: £2,709 million) relating to the Europe region and £1,425 million (2010: £1,358 million) relating to the Africa, Middle East and Asia Pacific region. Accounts are monitored by management and provisions for bad and doubtful debts raised where it is deemed appropriate.

Vodafone Group Plc Annual Report 2011   111
Financials

The following table presents ageing of receivables that are past due and are presented net of provisions for doubtful receivables that have been established.

	2011	2010
	£m	£m

30 days or less	1,561	1,499
Between 31 – 60 days	100	119
Between 61 – 180 days	85	155
Greater than 180 days	298	183

	2,044	1,956

Concentrations of credit risk with respect to trade receivables are limited given that the Group’s customer base is large and unrelated. Due to this management believes there is no further credit risk provision required in excess of the normal provision for bad and doubtful receivables. Amounts charged to administrative expenses during the year ended 31 March 2011 were £460 million (2010: £465 million, 2009: £423 million) (see note 17).
The Group’s investments in preferred equity and a subordinated loan received as part of the disposal of Vodafone Japan to SoftBank in the 2007 financial year were disposed of during the year. The Group has a receivable of £1,488 million (2010: £nil) in relation to the second tranche of consideration receivable in relation to the disposal.
As discussed in note 28 the Group has covenanted to provide security in favour of the Trustee of the Vodafone Group UK Pension Scheme in respect of the funding deficit in the scheme. The security takes the form of an English law pledge over UK index linked government bonds.
Liquidity risk
At 31 March 2011 the Group had €4.2 billion and US$4.2 billion syndicated committed undrawn bank facilities and US$15 billion and £5 billion commercial paper programmes, supported by the €4.2 billion and US$4.2 billion syndicated committed bank facilities, available to manage its liquidity. The Group uses commercial paper and bank facilities to manage short-term liquidity and manages long-term liquidity by raising funds in the capital markets.
€4.2 billion of the syndicated committed facility has a maturity date of 1 July 2015 and US$4.2 billion has a maturity of 9 March 2016 which may be extended by a further year if agreed by those banks who have participated in the facility. Both facilities have remained undrawn throughout the financial year and since year end and provide liquidity support.
The Group manages liquidity risk on long-term borrowings by maintaining a varied maturity profile with a cap on the level of debt maturing in any one calendar year, therefore minimising refinancing risk. Long-term borrowings mature between one and 26 years.
Liquidity is reviewed daily on at least a 12 month rolling basis and stress tested on the assumption that all commercial paper outstanding matures and is not reissued. The Group maintains substantial cash and cash equivalents which at 31 March 2011 amounted to £6,252 million (2010: £4,423 million).
Market risk
Interest rate management
Under the Group’s interest rate management policy, interest rates on monetary assets and liabilities denominated in euros, US dollars and sterling are maintained on a floating rate basis except for periods up to six years where interest rate fixing has to be undertaken in accordance with treasury policy. Where assets and liabilities are denominated in other currencies interest rates may also be fixed. In addition, fixing is undertaken for longer periods when interest rates are statistically low.
At 31 March 2011 71% (2010: 36%) of the Group’s gross borrowings were fixed for a period of at least one year. For each one hundred basis point fall or rise in market interest rates for all currencies in which the Group had borrowings at 31 March 2011 there would be a reduction or increase in profit before tax by approximately £30 million (2010: increase or reduce by £165 million) including mark-to-market revaluations of interest rate and other derivatives and the potential interest on outstanding tax issues. There would be no material impact on equity.
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
As such, at 31 March 2011 130% of net debt was denominated in currencies other than sterling (55% euro, 47% US dollar and 28% other) while 30% of net debt had been purchased forward in sterling in anticipation of sterling denominated shareholder returns via dividends and share buybacks. This allows euro, US dollar and other debt to be serviced in proportion to expected future cash flows and therefore provides a partial hedge against income statement translation exposure, as interest costs will be denominated in foreign currencies. Yen debt is used as a hedge against the value of yen assets as the Group has minimal yen cash flows.

112   Vodafone Group Plc Annual Report 2011
Notes to the consolidated financial statements continued

21. Capital and financial risk management continued
Under the Group’s foreign exchange management policy foreign exchange transaction exposure in Group companies is generally maintained at the lower of €5 million per currency per month or €15 million per currency over a six month period. In addition, a US dollar denominated financial liability arising from the options granted over the Essar Group’s interests in Vodafone Essar in the 2008 financial year and as discussed on page 51, was held by a legal entity with a euro functional currency. A 14% (2010: 12%) change in US$/€ exchange rates would have a £436 million (2010: £393 million) impact on profit or loss in relation to this financial instrument.
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

2011
£m

Euro 4% change — Operating profit	230
US dollar 13% change — Operating profit	594

At 31 March 2010 sensitivity of the Group’s operating profit was analysed for euro 12% change and US dollar 15% change, representing £804 million and £617 million respectively.
Equity risk
The Group has equity investments, primarily in Bharti Infotel Private Limited, which is subject to equity risk. See note 15 to the consolidated financial statements for further details on the carrying value of this investment. The Group disposed of its 3.2% interest in China Mobile Limited on 10 September 2010.

Fair value of financial instruments
The table below sets out the valuation basis of financial instruments held at fair value by the Group at 31 March 2011.

	Level 1(1)		Level 2(2)		Total
	2011	2010	2011	2010	2011	2010
	£ m	£ m	£ m	£ m	£ m	£ m

Financial assets:
Derivative financial instruments:
Interest rate swaps	—	—	1,946	1,996	1,946	1,996
Foreign exchange contracts	—	—	99	132	99	132
Interest rate futures	—	—	31	20	31	20

	—	—	2,076	2,148	2,076	2,148

Financial investments available-for-sale:
Listed equity securities(3)	1	4,072	—	—	1	4,072
Unlisted equity securities(3)	—	—	703	623	703	623

	1	4,072	703	623	704	4,695

	1	4,072	2,779	2,771	2,780	6,843

Financial liabilities:
Derivative financial instruments:
Interest rate swaps	—	—	395	365	395	365
Foreign exchange contracts	—	—	153	95	153	95

	—	—	548	460	548	460

Notes:

(1)	Level 1 classification comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets for identical assets or liabilities.

(2)	Level 2 classification comprises where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Fair values for unlisted equity securities are derived from observable quoted market prices for similar items. Derivative financial instrument fair values are present values determined from future cash flows discounted at rates derived from market sourced data.

(3)	Details of listed and unlisted equity securities are included in note 15 “Other Investments”.

Vodafone Group Plc Annual Report 2011   113
Financials
22. Borrowings
Carrying value and fair value information

	2011			2010
	Short-term	Long-term		Short-term	Long-term
	borrowings	borrowings	Total	borrowings	borrowings	Total
	£m	£m	£m	£m	£m	£m

Financial liabilities measured at amortised cost:
Bank loans	2,070	5,872	7,942	3,460	4,183	7,643
Bank overdrafts	47	—	47	60	—	60
Redeemable preference shares	—	1,169	1,169	—	1,242	1,242
Commercial paper	1,660	—	1,660	2,563	—	2,563
Bonds	2,470	16,046	18,516	1,174	12,675	13,849
Other liabilities(1)(2)	3,659	1,023	4,682	3,906	385	4,291
Bonds in fair value hedge relationships	—	4,265	4,265	—	10,147	10,147

	9,906	28,375	38,281	11,163	28,632	39,795

Notes:

(1)	At 31 March 2011 amount includes £531 million (2010: £604 million) in relation to collateral support agreements.

(2)	Amounts at 31 March 2011 includes £3,190 million (2010: £3,405 million) in relation to the options disclosed in note 12.
Banks loans include a ZAR 3.5 billion loan borrowed by Vodafone Holdings SA Pty Limited (‘VHSA’), which directly and indirectly owns the Group’s interest in Vodacom Group Limited. VHSA has pledged its 100% equity shareholding in Vodafone Investments SA (‘VISA’), which holds a direct 20.1% equity shareholding in Vodacom Group Limited, as security for its loan obligations. The terms and conditions of the pledge mean that should VHSA not meet all of its loan payment and performance obligations, the lenders may sell the equity shareholding in its subsidiary VISA at market value to recover their losses, with any remaining sales proceeds being returned to VHSA. Vodafone International Holdings B.V. has also guaranteed this loan with recourse only to the VHSA shares it has pledged. The terms and conditions of the security arrangement mean the lenders may be able to sell these respective shares in preference to the VISA shares held by VHSA. An arrangement has been put in place where the Vodacom Group Limited shares held by VHSA and VISA are held in an escrow account to ensure the shares cannot be sold to satisfy the pledge made by the Company. The maximum collateral provided is ZAR 3.5 billion, being the carrying value of the bank loan at 31 March 2011 (2010: ZAR 4.85 billion). Bank loans also include INR 262 billion of loans held by Vodafone Essar Limited (‘VEL’) and its subsidiaries (the ‘VEL Group’). The VEL Group has a number of security arrangements supporting certain licences secured under the terms of tri-party agreements between the relevant borrower, the department of telecommunications, Government of India and the agent representing the secured lenders and certain share pledges of the shares under VEL. The terms and conditions of the security arrangements mean that should members of the VEL Group not meet all of their loan payment and performance obligations, the lenders may sell the pledged shares and enforce rights over the certain licences under the terms of the tri-party agreements to recover their losses, with any remaining sales proceeds being returned to the VEL Group. Each of the eight legal entities within the VEL Group provide cross guarantees to the lenders in respect to debt contracted by the other seven.
The fair value and carrying value of the Group’s short-term borrowings is as follows:

	Sterling equivalent
	nominal value		Fair value		Carrying value
	2011	2010	2011	2010	2011	2010
	£m	£m	£m	£m	£m	£m

Financial liabilities measured at amortised cost	7,316	9,910	7,425	10,006	7,436	9,989
Bonds:	2,444	1,113	2,463	1,124	2,470	1,174
5.875% euro 1.25 billion bond due June 2010	—	1,113	—	1,124	—	1,174
US dollar floating rate note due June 2011	171	—	171	—	171	—
5.5% US dollar 750 million bond due June 2011	467	—	471	—	478	—
1% US dollar 100 million bond due August 2011	45	—	45	—	45	—
Euro floating rate note due January 2012	1,144	—	1,146	—	1,148	—
US dollar floating rate note due February 2012	306	—	306	—	306	—
5.35% US dollar 500 million bond due February 2012	311	—	324	—	322	—

Short-term borrowings	9,760	11,023	9,888	11,130	9,906	11,163

114   Vodafone Group Plc Annual Report 2011
Notes to the consolidated financial statements continued
22. Borrowings continued
The fair value and carrying value of the Group’s long-term borrowings is as follows:

	Sterling equivalent
	nominal value		Fair value		Carrying value
	2011	2010	2011	2010	2011	2010
	£m	£m	£m	£m	£m	£m

Financial liabilities measured at amortised cost:
Bank loans	5,728	4,149	5,872	4,183	5,873	4,183
Redeemable preference shares	1,027	1,174	1,054	1,098	1,169	1,242
Other liabilities	1,022	385	1,023	385	1,022	385
Bonds:	14,581	11,455	15,578	11,961	16,046	12,675
US dollar floating rate note due June 2011	—	230	—	230	—	230
5.5% US dollar 750 million bond due June 2011	—	494	—	518	—	524
Euro floating rate note due January 2012	—	1,158	—	1,157	—	1,161
US dollar floating rate note due February 2012	—	329	—	329	—	329
5.35% US dollar 500 million bond due February 2012	—	329	—	351	—	352
3.625% euro 1,250 million bond due November 2012	1,104	1,113	1,125	1,157	1,132	1,149
6.75% Australian dollar 265 million bond due January 2013	171	160	173	161	176	167
Czech krona floating rate note due June 2013	19	19	19	19	19	19
Euro floating rate note due September 2013	751	757	752	756	752	758
5.0% US dollar 1,000 million bond due December 2013	623	658	676	704	667	718
6.875% euro 1,000 million bond due December 2013	883	891	970	1,024	922	936
Euro floating rate note due June 2014	1,104	1,113	1,099	1,099	1,105	1,114
4.15% US dollar 1,250 million bond due June 2014	778	823	826	856	802	852
4.625% sterling 350 million bond due September 2014	350	—	367	—	382	—
4.625% sterling 525 million bond due September 2014	525	—	551	—	544	—
5.125% euro 500 million bond due April 2015	442	445	475	496	470	475
5.0% US dollar 750 million bond due September 2015	467	—	506	—	512	—
3.375% US dollar 500 million bond due November 2015	311	329	317	327	312	330
6.25% euro 1,250 million bond due January 2016	1,104	—	1,230	—	1,139	—
2.875% US dollar 600 million bond due March 2016	374	—	371	—	371	—
5.75% US dollar 750 million bond due March 2016	467	—	523	—	532	—
4.75% euro 500 million bond due June 2016	442	—	463	—	487	—
5.625% US dollar 1,300 million bond due February 2017	809	—	897	—	920	—
5.375% sterling 600 million bond due December 2017	600	—	638	—	629	—
5% euro 750 million bond due June 2018	663	668	697	721	689	694
8.125% sterling 450 million bond due November 2018	450	—	550	—	488	—
4.375% US dollar 500 million bond due March 2021	311	—	307	—	309	—
7.875% US dollar 750 million bond due February 2030	467	494	591	589	759	814
6.25% US dollar 495 million bond due November 2032	308	326	332	328	425	453
6.15% US dollar 1,700 million bond due February 2037	1,058	1,119	1,123	1,139	1,503	1,600
Bonds in fair value hedge relationships:	3,962	9,395	4,199	10,085	4,265	10,147
4.625% sterling 350 million bond due September 2014	—	350	—	367	—	388
4.625% sterling 525 million bond due September 2014	—	525	—	550	—	532
2.15% Japanese yen 3,000 million bond due April 2015	23	21	24	22	23	22
5.375% US dollar 900 million bond due January 2015	560	592	616	636	621	650
5.0% US dollar 750 million bond due September 2015	—	494	—	529	—	543
6.25% euro 1,250 million bond due January 2016	—	1,113	—	1,278	—	1,168
5.75% US dollar 750 million bond due March 2016	—	494	—	536	—	556
4.75% euro 500 million bond due June 2016	—	445	—	477	—	503
5.625% US dollar 1,300 million bond due February 2017	—	856	—	919	—	960
5.375% sterling 600 million bond due December 2017	—	600	—	634	—	628
4.625% US dollar 500 million bond due July 2018	311	329	327	328	338	349
8.125% sterling 450 million bond due November 2018	—	450	—	553	—	487
5.45% US dollar 1,250 million bond due June 2019	778	823	850	857	823	849
4.65% euro 1,250 million bond January 2022	1,104	1,113	1,115	1,129	1,114	1,145
5.375% euro 500 million bond June 2022	442	445	470	481	505	525
5.625% sterling 250 million bond due December 2025	250	250	258	254	284	285
6.6324% euro 50 million bond due December 2028	44	45	68	64	57	54
5.9% sterling 450 million bond due November 2032	450	450	471	471	500	503

Long-term borrowings	26,320	26,558	27,726	27,712	28,375	28,632

During the year ended 31 March 2011 fair value hedge relationships relating to bonds with nominal value US$2,800 million (£1,743 million), €1,750 million (£1,546 million) and £1,925 million were de-designated.
Fair values are calculated using quoted market prices or discounted cash flows with a discount rate based upon forward interest rates available to the Group at the reporting date.

Vodafone Group Plc Annual Report 2011   115

Financials
Maturity of borrowings
The maturity profile of the anticipated future cash flows including interest in relation to the Group’s non-derivative financial liabilities on an undiscounted basis, which, therefore, differs from both the carrying value and fair value, is as follows:

		Redeemable				Loans in fair
	Bank	preference	Commercial		Other	value hedge
	loans	shares	paper	Bonds	liabilities	relationships	Total
	£m	£m	£m	£m	£m	£m	£m

Within one year	1,881	52	1,670	3,292	3,766	203	10,864
In one to two years	528	52	—	2,009	191	203	2,983
In two to three years	2,510	52	—	2,919	60	203	5,744
In three to four years	321	52	—	3,251	60	763	4,447
In four to five years	885	52	—	3,613	901	195	5,646
In more than five years	1,825	1,240	—	7,725	—	4,752	15,542

	7,950	1,500	1,670	22,809	4,978	6,319	45,226
Effect of discount/financing rates	(8)	(331)	(10)	(4,293)	(249)	(2,054)	(6,945)

31 March 2011	7,942	1,169	1,660	18,516	4,729	4,265	38,281

Within one year	3,406	93	2,572	1,634	3,983	510	12,198
In one to two years	858	56	—	3,008	145	510	4,577
In two to three years	847	56	—	1,712	156	510	3,281
In three to four years	1,852	56	—	2,671	—	510	5,089
In four to five years	138	56	—	2,152	31	1,977	4,354
In more than five years	598	1,370	—	6,009	68	9,983	18,028

	7,699	1,687	2,572	17,186	4,383	14,000	47,527
Effect of discount/financing rates	(56)	(445)	(9)	(3,337)	(32)	(3,853)	(7,732)

31 March 2010	7,643	1,242	2,563	13,849	4,351	10,147	39,795

The maturity profile of the Group’s financial derivatives (which include interest rate and foreign exchange swaps), using undiscounted cash flows, is as follows:

	2011		2010
	Payable	Receivable	Payable	Receivable
	£m	£m	£m	£m

Within one year	14,840	15,051	13,067	13,154
In one to two years	631	829	929	938
In two to three years	724	882	1,083	974
In three to four years	667	770	1,040	932
In four to five years	619	690	868	816
In more than five years	3,715	4,592	7,607	5,912

	21,196	22,814	24,594	22,726

The currency split of the Group’s foreign exchange derivatives, all of which mature in less than one year, is as follows:

	2011		2010
	Payable	Receivable	Payable	Receivable
	£m	£m	£m	£m

Sterling	—	10,198	—	8,257
Euro	11,422	2,832	8,650	3,177
US dollar	13	387	1,545	55
Japanese yen	2,164	23	548	21
Other	727	832	1,485	755

	14,326	14,272	12,228	12,265

Payables and receivables are stated separately in the table above as settlement is on a gross basis. The £54 million net payable (2010: £37 million net receivable) in relation to foreign exchange financial instruments in the table above is split £153 million (2010: £95 million) within trade and other payables and £99 million (2010: £132 million) within trade and other receivables.
The present value of minimum lease payments under finance lease arrangements under which the Group has leased certain of its equipment is analysed as follows:

	2011	2010
	£m	£m

Within one year	14	21
In two to five years	45	47
In more than five years	6	7

116   Vodafone Group Plc Annual Report 2011

Notes to the consolidated financial statements continued

22. Borrowings continued
Interest rate and currency of borrowings

	Total	Floating rate	Fixed rate	Other
	borrowings	borrowings	borrowings(1)	borrowings(2)
Currency	£m	£m	£m	£m

Sterling	2,831	906	1,925	—
Euro	12,361	4,198	8,163	—
US dollar	16,030	9,488	3,352	3,190
Japanese yen	807	807	—	—
Other	6,252	2,920	3,332	—

31 March 2011	38,281	18,319	16,772	3,190

Sterling	3,022	3,022	—	—
Euro	14,244	9,429	4,815	—
US dollar	15,195	7,329	4,461	3,405
Japanese yen	2,605	2,605	—	—
Other	4,729	4,105	624	—

31 March 2010	39,795	26,490	9,900	3,405

Notes:

(1)	The weighted average interest rate for the Group’s sterling denominated fixed rate borrowings is 5.7% (2010: n/a). The weighted average time for which these rates are fixed is 5.4 years (2010: n/a). The weighted average interest rate for the Group’s euro denominated fixed rate borrowings is 4.3% (2010: 5.3%). The weighted average time for which the rates are fixed is 3.8 years (2010: 3.4 years). The weighted average interest rate for the Group’s US dollar denominated fixed rate borrowings is 5.4% (2010: 5.5%). The weighted average time for which the rates are fixed is 9.7 years (2010: 12.3 years). The weighted average interest rate for the Group’s other currency fixed rate borrowings is 9.2% (2010: 10.1%). The weighted average time for which the rates are fixed is 2.0 years (2010: 1.5 years).

(2)	Other borrowings of £3,190 million (2010: £3,405 million) are the liabilities arising under options over direct and indirect interests in Vodafone Essar.
The figures shown in the tables above take into account interest rate swaps used to manage the interest rate profile of financial liabilities. Interest on floating rate borrowings is generally based on national LIBOR equivalents or government bond rates in the relevant currencies.
At 31 March 2011 the Group had entered into foreign exchange contracts to decrease its sterling, US dollar and other currency borrowings above by £10,198 million and amounts equal to £374 million and £105 million respectively, and to increase its euro and Japanese yen currency borrowings above by amounts equal to £8,590 million and £2,141 million respectively.
At 31 March 2010 the Group had entered into foreign exchange contracts to decrease its sterling currency borrowings above by £8,257 million and to increase its euro, US dollar, Japanese yen and other currency borrowings above by amounts equal to £5,473 million, £1,490 million, £527 million and £730 million respectively.
Further protection from euro and US dollar interest rate movements is provided by interest rate swaps. At 31 March 2011 the Group had euro denominated interest rate swaps covering the period March 2011 to September 2015 for an amount equal to £883 million and US dollar denominated interest swaps covering the period March 2011 to September 2015 for an amount equal to £641 million. The average effective rate which has been fixed is 1.23% for euro denominated interest rate swaps and 1.73% in relation to US dollar denominated interest rate swaps.
The Group has entered into euro and US dollar denominated interest rate futures. The euro denominated interest rate futures cover the periods September 2011 to December 2011, December 2011 to March 2012, March 2012 to June 2012 and June 2012 to September 2012 for amounts equal to £2,083 million, £833 million, £7,185 million and £6,811 million respectively. Additional cover is provided for the period March 2013 to March 2014 and March 2015 to March 2016 for average amounts for each period equal to £2,006 million and £2,331 million respectively. The US dollar denominated interest rate futures cover the periods June 2011 to September 2011, June 2013 to September 2013 and September 2013 to December 2013 for amounts equal to £3,601 million, £1,923 million and £833 million respectively. The average effective rate which has been fixed is 2.87% for euro denominated interest rate futures and 1.33% for US dollar denominated interest rate futures.
The Group has entered into interest rate futures to alter the level of protection against interest rate movements during some futures periods. During the period June 2016 to December 2016 euro denominated interest rate swaps will reduce the level of fixed rate debt in the Group by an amount equal to £833 million. US dollar denominated futures will reduce the level of fixed rate debt during the period March 2016 to March 2019 for an amount equal to £321 million. US dollar denominated interest rate futures will reduce the level of fixed rate debt during the periods September 2012 to December 2012 and December 2013 to March 2014 for amounts equal to £4,487 million and £1,282 million respectively.
At 31 March 2010 the Group had entered into euro and US dollar denominated interest rate futures. The euro denominated interest rate futures cover the period June 2010 to September 2010, September 2010 to December 2010 and December 2010 to March 2011 for amounts equal to £7,888 million, £8,461 million and £4,067 million respectively. The average effective rate which has been fixed is 1.27%. The US dollar denominated interest rate futures cover the period June 2010 to September 2010, September 2010 to December 2010 and December 2010 to March 2011 for amounts equal to £3,197 million, £2,582 million, and £1,119 million respectively. The average effective rate which has been fixed is 0.86%.
Borrowing facilities
At 31 March 2011 the Group’s most significant committed borrowing facilities comprised two bank facilities which remained undrawn throughout the period of €4,150 million (£3,666 million) and US$4,170 million (£2,596 million) both expiring between four and five years (2010: two bank facilities of US$4,115 million (£2,709 million) and US$5,025 million (£3,308 million)), a US$650 million (£405 million) bank facility which expires in more than five years (2010: US$650 million (£428 million)), a ¥259 billion (2010: ¥259 billion (£1,821 million)) term credit facility expired during the period, two loan facilities of €400 million (£353 million) and €350 million (£309 million) both expiring between two and five years (2010: two loan facilities of €400 million (£356 million) and €350 million (£312 million) and a loan facility of €410 million (£362 million) which expires in more than five years (2010: €410 million (£365 million)). The €400 million and €350 million loan facilities were fully drawn on 14 February 2007 and 12 August 2008 respectively and the €410 million facility was drawn on 30 July 2010.
Under the terms and conditions of the €4,150 million and US$4,170 million bank facilities, lenders have the right, but not the obligation, to cancel their commitment 30 days from the date of notification of a change of control of the Company and have outstanding advances repaid on the last day of the current interest period.
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
The terms and conditions of the €410 million loan facility are similar to those of the US dollar bank facilities, with the addition that, should the Group’s German fixed line operation, spend less than the equivalent of €824 million on capital expenditure, the Group will be required to repay the drawn amount of the facility that exceeds 50% of the capital expenditure.

Vodafone Group Plc Annual Report 2011   117

Financials
In addition to the above, certain of the Group’s subsidiaries had committed facilities at 31 March 2011 of £7,152 million (2010: £5,759 million) in aggregate, of which £667 million (2010: £1,647 million) was undrawn. Of the total committed facilities £2,137 million (2010: £1,139 million) expires in less than one year, £3,719 million (2010: £2,880 million) expires between two and five years, and £1,296 million (2010: £1,740 million) expires in more than five years.
Redeemable preference shares
Redeemable preference shares comprise class D and E preferred shares issued by Vodafone Americas, Inc. An annual dividend of US$51.43 per class D and E preferred share is payable quarterly in arrears. The dividend for the year amounted to £58 million (2010: £56 million). The aggregate redemption value of the class D and E preferred shares is US$1.65 billion. The holders of the preferred shares are entitled to vote on the election of directors and upon each other matter coming before any meeting of the shareholders on which the holders of ordinary shares are entitled to vote. Holders are entitled to vote on the basis of twelve votes for each share of class D or E preferred stock held. The maturity date of the 825,000 class D preferred shares is 6 April 2020. The 825,000 class E preferred shares have a maturity date of 1 April 2020. The class D and E preferred shares have a redemption price of US$1,000 per share plus all accrued and unpaid dividends.
23. Post employment benefits
Background
At 31 March 2011 the Group operated a number of pension plans for the benefit of its employees throughout the world, which vary depending on the conditions and practices in the countries concerned. The Group’s pension plans are provided through both defined benefit and defined contribution arrangements. Defined benefit schemes provide benefits based on the employees’ length of pensionable service and their final pensionable salary or other criteria. Defined contribution schemes offer employees individual funds that are converted into benefits at the time of retirement.
The Group operates defined benefit schemes in Germany, Ghana, Greece, India, Ireland, Italy, Turkey, the United Kingdom and the United States. Defined contribution pension schemes are currently provided in Australia, Egypt, Greece, Hungary, Ireland, Italy, Kenya, Malta, the Netherlands, New Zealand, Portugal, South Africa, Spain and the United Kingdom. The Group’s principal defined benefit pension scheme in the United Kingdom was closed to new entrants from 1 January 2006 and closed to future accrual by current members on 31 March 2010.
Income statement expense

	2011	2010	2009
	£m	£m	£m

Defined contribution schemes	130	110	73
Defined benefit schemes	4	50	40

Total amount charged to the income statement (note 31)	134	160	113

Defined benefit schemes
The principal actuarial assumptions used for estimating the Group’s benefit obligations are set out below:

	2011(1)	2010(1)	2009(1)
	%	%	%

Weighted average actuarial assumptions used at 31 March:
Rate of inflation	3.1	3.5	2.6
Rate of increase in salaries	2.9	4.6	3.7
Rate of increase in pensions in payment and deferred pensions	3.1	3.5	2.6
Discount rate	5.6	5.7	6.3

Expected rates of return:
Equities	8.2	8.5	8.4
Bonds(2)	5.1	5.1	5.7

Notes:
(1)	Figures shown represent a weighted average assumption of the individual schemes.

(2)	For the year ended 31 March 2011 the expected rate of return for bonds consisted of a 5.3% rate of return for corporate bonds (2010: 5.5%; 2009: 6.1%) and a 3.6% rate of return for government bonds (2010: 4.0%; 2009: 4.0%).
The expected return on assets assumptions are derived by considering the expected long-term rates of return on plan investments. The overall rate of return is a weighted average of the expected returns of the individual investments made in the group plans. The long-term rates of return on equities are derived from considering current risk free rates of return with the addition of an appropriate future risk premium from an analysis of historic returns in various countries. The long-term rates of return on bonds are set in line with market yields currently available at the statement of financial position date.
Mortality assumptions used are consistent with those recommended by the individual scheme actuaries and reflect the latest available tables, adjusted for the experience of the Group where appropriate. The largest scheme in the Group is the UK scheme and the tables used for this scheme indicate a further life expectancy for a male/female pensioner currently aged 65 of 23.5/24.3 years (2010: 22.3/25.4 years, 2009: 22.0/24.8 years) and a further life expectancy from age 65 for a male/female non-pensioner member currently aged 40 of 27.0/26.6 years (2010: 24.6/27.9 years, 2009: 23.2/26.0 years).
Measurement of the Group’s defined benefit retirement obligations are particularly sensitive to changes in certain key assumptions including the discount rate. An increase or decrease in the discount rate of 0.5% would result in a £156 million decrease or a £178 million increase in the defined benefit obligation respectively.
Charges made to the consolidated income statement and consolidated statement of comprehensive income (‘SOCI’) on the basis of the assumptions stated above are:

	2011	2010	2009
	£m	£m	£m

Current service cost	12	29	46
Interest cost	95	77	83
Expected return on pension assets	(103)	(76)	(92)
Curtailment/settlement	—	20	3

Total included within staff costs	4	50	40

Actuarial losses recognised in the SOCI	(190)	149	220
Cumulative actuarial losses recognised in the SOCI	306	496	347

118   Vodafone Group Plc Annual Report 2011

Notes to the consolidated financial statements continued
23. Post employment benefits continued
Fair value of the assets and present value of the liabilities of the schemes
The amount included in the statement of financial position arising from the Group’s obligations in respect of its defined benefit schemes is as follows:

	2011	2010	2009
	£m	£m	£m

Movement in pension assets:
1 April	1,487	1,100	1,271
Exchange rate movements	(2)	(10)	50
Expected return on pension assets	103	76	92
Actuarial (losses)/gains	(6)	286	(381)
Employer cash contributions	24	133	98
Member cash contributions	5	12	15
Benefits paid	(51)	(45)	(45)
Other movements	(2)	(65)	—

31 March	1,558	1,487	1,100

Movement in pension liabilities:
1 April	1,690	1,332	1,310
Exchange rate movements	(4)	(15)	69
Arising on acquisition	—	—	33
Current service cost	12	29	46
Interest cost	95	77	83
Member cash contributions	5	12	15
Actuarial (gains)/losses	(196)	435	(161)
Benefits paid	(51)	(79)	(45)
Other movements	(3)	(101)	(18)

31 March	1,548	1,690	1,332

An analysis of net assets/(deficits) is provided below for the Group’s principal defined benefit pension scheme in the UK and for the Group as a whole.

	UK					Group
	2011	2010	2009	2008	2007	2011	2010	2009	2008	2007
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Analysis of net assets/(deficits):
Total fair value of scheme assets	1,180	1,131	755	934	954	1,558	1,487	1,100	1,271	1,251
Present value of funded scheme liabilities	(1,127)	(1,276)	(815)	(902)	(901)	(1,488)	(1,625)	(1,196)	(1,217)	(1,194)

Net assets/(deficit) for funded schemes	53	(145)	(60)	32	53	70	(138)	(96)	54	57
Present value of unfunded scheme liabilities	—	—	(8)	—	—	(60)	(65)	(136)	(93)	(98)

Net assets/(deficit)	53	(145)	(68)	32	53	10	(203)	(232)	(39)	(41)

Net assets/(deficit) are analysed as:
Assets	53	—	—	32	53	97	34	8	65	82
Liabilities	—	(145)	(68)	—	—	(87)	(237)	(240)	(104)	(123)

It is expected that contributions of £28 million will be paid into the Group’s defined benefit retirement schemes during the year ending 31 March 2012. The assets of the scheme are held in an external trustee administered fund.
Actual return on pension assets

	2011	2010	2009
	£m	£m	£m

Actual return on pension assets	97	362	(289)

Analysis of pension assets at 31 March is as follows:	%	%	%
Equities	61.6	59.6	55.6
Bonds	36.5	37.5	41.9
Property	0.3	0.3	0.4
Other	1.6	2.6	2.1

	100.0	100.0	100.0

The schemes have no direct investments in the Group’s equity securities or in property currently used by the Group.

Vodafone Group Plc Annual Report 2011   119

Financials
History of experience adjustments

	2011	2010	2009	2008	2007
	£m	£m	£m	£m	£m

Experience adjustments on pension liabilities:
Amount	23	8	6	(5)	(2)
Percentage of pension liabilities	1%	—	—	—	—

Experience adjustments on pension assets:
Amount	(6)	286	(381)	(176)	26
Percentage of pension assets	—	19%	(35%)	(14%)	2%

24. Provisions

	Asset
	retirement	Other
	obligations	provisions	Total
	£m	£m	£m

1 April 2009	361	545	906
Exchange movements	(7)	(6)	(13)
Arising on acquisition	—	20	20
Amounts capitalised in the year	40	—	40
Amounts charged to the income statement	—	259	259
Utilised in the year — payments	(3)	(157)	(160)
Amounts released to the income statement	—	(37)	(37)
Other	(21)	—	(21)

31 March 2010	370	624	994
Exchange movements	(4)	(12)	(16)
Amounts capitalised in the year	4	—	4
Amounts charged to the income statement	—	300	300
Utilised in the year — payments	(8)	(193)	(201)
Amounts released to the income statement	—	(59)	(59)
Other	(47)	66	19

31 March 2011	315	726	1,041

Provisions have been analysed between current and non-current as follows:

	2011	2010
	£m	£m

Current liabilities	559	497
Non-current liabilities	482	497

	1,041	994

Asset retirement obligations
In the course of the Group’s activities, a number of sites and other assets are utilised which are expected to have costs associated with exiting and ceasing their use. The associated cash outflows are generally expected to occur at the dates of exit of the assets to which they relate, which are long-term in nature.
Other provisions
Included within other provisions are provisions for legal and regulatory disputes and amounts provided for property and restructuring costs. The Group is involved in a number of legal and other disputes, including notification of possible claims. The directors of the Company, after taking legal advice, have established provisions after taking into account the facts of each case. The timing of cash outflows associated with legal claims cannot be reasonably determined. For a discussion of certain legal issues potentially affecting the Group, refer to note 28. The associated cash outflows for restructuring costs are substantially short-term in nature. The timing of the cash flows associated with property is dependent upon the remaining term of the associated lease.

120   Vodafone Group Plc Annual Report 2011

Notes to the consolidated financial statements continued
25. Trade and other payables

	2011	2010
	£m	£m

Included within non-current liabilities:
Other payables	80	76
Accruals and deferred income	329	379
Derivative financial instruments	395	361

	804	816

Included within current liabilities:
Trade payables	4,453	3,254
Amounts owed to associates	23	17
Other taxes and social security payable	1,140	998
Other payables	520	650
Accruals and deferred income	8,409	9,064
Derivative financial instruments	153	99

	14,698	14,082

The carrying amounts of trade and other payables approximate their fair value. The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest and foreign currency rates prevailing at 31 March.

	2011	2010
	£m	£m

Included within “Derivative financial instruments”:
Fair value through the income statement (held for trading):
Interest rate swaps	342	330
Foreign exchange swaps	153	95

	495	425

Fair value hedges:
Interest rate swaps	53	35

	548	460

26. Reconciliation of net cash flow from operating activities

	2011	2010	2009
	£m	£m	£m

Profit for the financial year	7,870	8,618	3,080
Adjustments for:
Share-based payments	156	150	128
Depreciation and amortisation	7,876	7,910	6,814
Loss on disposal of property, plant and equipment	91	101	10
Share of result in associates	(5,059)	(4,742)	(4,091)
Impairment losses	6,150	2,100	5,900
Other income and expense	16	(114)	—
Non-operating income and expense	(3,022)	10	44
Investment income	(1,309)	(716)	(795)
Financing costs	429	1,512	2,419
Income tax expense	1,628	56	1,109
(Increase)/decrease in inventory	(107)	2	81
(Increase)/decrease in trade and other receivables	(387)	(714)	80
Increase/(decrease) in trade and other payables	1,060	1,164	(145)

Cash generated by operations	15,392	15,337	14,634
Tax paid	(3,397)	(2,273)	(2,421)

Net cash flow from operating activities	11,995	13,064	12,213

Vodafone Group Plc Annual Report 2011   121

Financials
27. Commitments
Operating lease commitments
The Group has entered into commercial leases on certain properties, network infrastructure, motor vehicles and items of equipment. The leases have various terms, escalation clauses, purchase options and renewal rights, none of which are individually significant to the Group.
Future minimum lease payments under non-cancellable operating leases comprise:

	2011	2010
	£m	£m

Within one year	1,225	1,200
In more than one year but less than two years	958	906
In more than two years but less than three years	746	776
In more than three years but less than four years	638	614
In more than four years but less than five years	602	512
In more than five years	2,344	2,235

	6,513	6,243

The total of future minimum sublease payments expected to be received under non-cancellable subleases is £240 million (2010: £246 million).
Capital commitments

	Company and subsidiaries		Share of joint ventures		Group
	2011	2010	2011	2010	2011	2010
	£m	£m	£m	£m	£m	£m

Contracts placed for future capital expenditure not provided in the financial statements(1)	1,786	1,800	338	219	2,124	2,019

Note:

(1)	Commitment includes contracts placed for property, plant and equipment and intangible assets.
The commitments of Cellco Partnership (‘Cellco’), which trades under the name of Verizon Wireless, are disclosed within the consolidated financial statements of Cellco for the year ended 31 December 2010, which are included as an exhibit to our 2011 annual report on Form 20-F filed with the SEC.
28. Contingent liabilities

	2011	2010
	£m	£m

Performance bonds	94	246
Credit guarantees — third party indebtedness	114	76
Other guarantees and contingent liabilities	1,527	496

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
Other guarantees and contingent liabilities
Other guarantees principally comprise commitments to the India Supreme Court of INR 85 billion (£1,188 million) in relation to the taxation matter discussed on page 122. The Group has pledged money market funds (£1,387 million) for this guarantee.
The Group also enters into lease arrangements in the normal course of business which are principally in respect of land, buildings and equipment. Further details on the minimum lease payments due under non-cancellable operating lease arrangements can be found in note 27.
The Company has covenanted to provide security in favour of the Trustee of the Vodafone Group UK Pension Scheme whilst there is a funding deficit in the scheme. The initial security was in the form of a Japanese law share pledge over 400,000 class 1 preferred shares of ¥200,000 in BB Mobile Corp. During the year, the Company and trustee agreed to replace the initial security with a charge over UK index linked gilts (‘ILG’) held by the Company. A charge in favour of the Trustee was agreed over ILG 2016 with a notional value of £100 million and ILG 2013 with a notional value of £48.9 million. The security may be replaced either on a voluntary or mandatory basis. As and when alternative security is provided, the Company has agreed that the security cover should include additional headroom of 33%, although if cash is used as the security asset the ratio will revert to 100% of the relevant liabilities or where the proposed replacement security asset is listed on an internationally recognised stock exchange in certain defined core jurisdictions, the trustee may decide to agree a lower ratio than 133%.

122   Vodafone Group Plc Annual Report 2011

Notes to the consolidated financial statements continued

28. Contingent liabilities continued
Legal proceedings
The Company and its subsidiaries are currently, and may be from time to time, involved in a number of legal proceedings, including inquiries from, or discussions with, governmental authorities that are incidental to their operations. However, save as disclosed below, the Company and its subsidiaries are not currently involved in any legal or arbitration proceedings (including any governmental proceedings which are pending or known to be contemplated) which may have, or have had in the 12 months preceding the date of the approval of this report, a significant effect on the financial position or profitability of the Company and its subsidiaries. With the exception of the Vodafone 2 enquiry, due to inherent uncertainties, no accurate quantification of any cost, or timing of such cost, which may arise from any of the legal proceedings outlined below can be made.
The Company was one of a number of co-defendants in four actions filed in 2001 and 2002 in the Superior Court of the District of Columbia in the United States alleging personal injury, including brain cancer, from mobile phone use. The Company is not aware that the health risks alleged in such personal injury claims have been substantiated and vigorously defends such claims. In August 2007 the trial court dismissed all four actions against the Company on the basis of the federal pre-emption doctrine. On 29 October 2009 the District of Columbia Court of Appeals ruled on the plaintiffs’ appeal of the trial court’s dismissal of all claims in the action on the basis of the federal pre-emption doctrine. The Court of Appeals has upheld the dismissal of most claims. However, the decision permits the plaintiffs to continue any claims alleging i) injuries in respect of mobile phones purchased before 1 August 1996 (the date of the Federal Communication Commission’s Specific Absorption Rate standard (‘FCC standard’)); ii) injuries in respect of mobile phones alleged not to have complied with the FCC standard; and iii) fraud and misrepresentation in respect of the sale or marketing of mobile phones in question. The cases were returned to the trial court to be adjudicated in accordance with the Court of Appeals’ decision and on 3 May 2010 plaintiffs in the four actions filed amended complaints with the Superior Court. The defendants filed a motion to dismiss the amended complaints on 30 July 2010. The plaintiffs in these four actions have agreed to dismiss the Company from the actions on jurisdiction grounds. However, the plaintiffs have reserved the right to re-commence the actions against the Company if evidence supporting an assertion of jurisdiction were to emerge. On 30 September 2010 the plaintiffs filed a stipulation for the voluntary dismissal of the Company and the order granting the stipulation dismissing the Company without prejudice was entered on the court record on 5 October 2010.
On 22 July 2010 the Company settled the Vodafone 2 CFC case with HMRC by agreeing to pay £1.25 billion (comprising £800 million in the 2011 financial year, with the balance to be paid in instalments over the following five years) in respect of all outstanding CFC issues from 2001 to date. It was also agreed that no further UK CFC tax liabilities will arise in the near future under current legislation. Longer term, no CFC liabilities are expected to arise as a consequence of the likely reforms of the CFC regime due to the facts established in this agreement.
Vodafone Essar Limited (‘VEL’) and Vodafone International Holdings B.V. (‘VIHBV’) each received notices in August 2007 and September 2007 respectively, from the Indian tax authority alleging potential liability in connection with alleged failure by VIHBV to deduct withholding tax from consideration paid to the Hutchison Telecommunications International Limited group (‘HTIL’) in respect of HTIL’s gain on its disposal to VIHBV of its interests in a wholly-owned subsidiary that indirectly holds interests in VEL. Following the receipt of such notices, VEL and VIHBV each filed writs seeking orders that their respective notices be quashed and that the tax authority take no further steps under the notices. Initial hearings were held before the Bombay High Court and in the case of VIHBV the High Court admitted the writ for final hearing in June 2008. In December 2008 the High Court dismissed VIHBV’s writ. VIHBV subsequently filed a special leave petition to the Supreme Court to appeal the High Court’s dismissal of the writ. On 23 January 2009 the Supreme Court referred the question of the tax authority’s jurisdiction to seek to pursue tax back to the tax authority for adjudication on the facts with permission granted to VIHBV to appeal that decision back to the High Court should VIHBV disagree with the tax authority’s findings. On 30 October 2009 VIHBV received a notice from the tax authority requiring VIHBV to show cause as to why it believed that the tax authority did not have competent jurisdiction to proceed against VIHBV for the default of non-deduction of withholding tax from consideration paid to HTIL. VIHBV provided a response on 29 January 2010. On 31 May 2010 VIHBV received an order from the Indian tax authority confirming their view that they did have jurisdiction to proceed against VIHBV as well as a further notice alleging that VIHBV should be treated as the agent of HTIL for the purpose of recovering tax on the transaction. VIHBV appealed this ruling to the Bombay High Court. On 8 September 2010 the Bombay High Court ruled that the tax authority had jurisdiction to decide whether the transaction or some part of the transaction could be taxable in India. VIHBV appealed this decision to the Supreme Court on 14 September 2010. A hearing before the Supreme Court took place on 27 September 2010 at which the Supreme Court noted the appeal and asked the tax authority to quantify any liability. On 22 October 2010 the Indian tax authority quantified the alleged tax liability and issued a demand for payment of INR 112.2 billion (£1.6 billion) of tax and interest. VIHBV has contested the amount of such demand both on the basis of the calculation and on the basis that no tax was due in any event. On 15 November 2010 VIHBV was asked to make a deposit with the Supreme Court of INR 25 billion (£356 million) and provide a guarantee for INR 85 billion (£1,188 million) pending final adjudication of the case, which request it duly complied with. The Supreme Court will now hear the appeal on the issue of jurisdiction as well as on the challenge to quantification on 19 July 2011. On 23 March 2011 VIHBV received a notice requesting it to explain why it should not be liable for penalties of up to 100% of any tax found due for alleged failure to withhold. On 15 April 2011 the Supreme Court, in response to an application made by VIHBV, allowed the Indian tax authority to continue its investigations into the application of penalties but stayed the Indian tax authorities from enforcing any liability until after the outcome of the Supreme Court hearing scheduled for 19 July 2011. After investigations, on 29 April 2011, the Indian tax authority raised an order alleging penalties were due but noting that these will not be enforced in line with the Supreme Court stay. In addition, the separate proceedings taken against VIHBV to seek to treat it as an agent of HTIL in respect of its alleged tax on the same transaction have been deferred until the outcome in the first matter is known. VEL’s case also continues to be stayed pending the outcome of the VIHBV Supreme Court hearing. VIHBV believes that neither it nor any other member of the Group is liable for such withholding tax, or is liable to be made an agent of HTIL; however, the outcome of the proceedings remains uncertain and such proceedings may or may not dispose of the matter in its entirety and there can be no assurance that any outcome will be favourable to VIHBV or the Group.
In light of the uncertainty created by the Indian tax authority’s actions as set out above, VIHBV, through its indirect wholly owned subsidiary Euro Pacific Securities Ltd, has sought confirmation from the Authority for Advanced Rulings (‘AAR’) in India on whether tax should be withheld in respect of consideration payable on the acquisition of Essar Group’s (‘Essar’) offshore holding in VEL. A ruling from the AAR is expected by the end of May 2011 at the latest. The Group does not believe that there is any legal requirement to withhold tax in respect of these transactions but if, contrary to expectations, the AAR directs tax to be withheld, this amount is anticipated to be approximately an additional US$1 billion.

Vodafone Group Plc Annual Report 2011   123

Financials
29. Directors and key management compensation
Directors
Aggregate emoluments of the directors of the Company were as follows:

	2011	2010	2009
	£m	£m	£m

Salaries and fees	5	5	4
Incentive schemes	3	3	2
Other benefits(1)	1	1	1	(2)

	9	9	7

Notes:

(1)	Includes the value of the cash allowance taken by some individuals in lieu of pension contributions.

(2)	Includes the value of payments in respect of loss of office and relocation to the US.
The aggregate gross pre-tax gain made on the exercise of share options in the year ended 31 March 2011 by directors who served during the year was £nil (2010: £1 million, 2009: £nil).
Further details of directors’ emoluments can be found in “Directors’ remuneration” on pages 62 to 73.
Key management compensation
Aggregate compensation for key management, being the directors and members of the Executive Committee, was as follows:

	2011	2010	2009
	£m	£m	£m

Short-term employee benefits	18	21	17
Post-employment benefits — defined contribution schemes	1	1	1
Share-based payments	22	20	14

	41	42	32

30. Related party transactions
The Group’s related parties are its joint ventures (see note 13), associates (see note 14), pension schemes, directors and Executive Committee members. Group contributions to pension schemes are disclosed in note 23. Compensation paid to the Company’s Board and members of the Executive Committee is disclosed in note 29.
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

	2011	2010	2009
	£m	£m	£m

Sales of goods and services to associates	327	281	205
Purchase of goods and services from associates	171	159	223
Purchase of goods and services from joint ventures	206	194	57
Net interest receivable from joint ventures(1)	(14)	(44)	(18)

Trade balances owed:
by associates	52	24	50
to associates	23	17	18
by joint ventures	27	27	10
to joint ventures	67	40	33
Other balances owed by joint ventures(1)	176	751	311

Note:

(1)	Amounts arise primarily through Vodafone Italy, Vodafone Hutchison Australia and Indus Towers and represent amounts not eliminated on consolidation. Interest is paid in line with market rates.
Amounts owed by and owed to associates are disclosed within notes 17 and 25. Dividends received from associates are disclosed in the consolidated statement of cash flows.

124   Vodafone Group Plc Annual Report 2011

Notes to the consolidated financial statements continued
30. Related party transactions continued
Transactions with directors other than compensation
During the three years ended 31 March 2011, and as of 16 May 2011, neither any director nor any other executive officer, nor any associate of any director or any other executive officer, was indebted to the Company.
During the three years ended 31 March 2011, and as of 16 May 2011, the Company has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing or any relative of such spouse) had or was to have a direct or indirect material interest.
31. Employees
The average employee headcount during the year by nature of activity and by segment is shown below. During the year the Group changed its organisation structure. The information on employees by segment are presented on the revised basis, with prior years amended to conform to the current year presentation.

	2011	2010	2009
	Employees	Employees	Employees

By activity:
Operations	14,171	14,099	13,889
Selling and distribution	28,311	27,398	25,174
Customer care and administration	41,380	43,493	40,034

	83,862	84,990	79,097

By segment:
Germany	12,594	13,507	13,788
Italy	6,121	6,207	6,247
Spain	4,389	4,326	4,354
UK	8,174	9,766	10,350
Other Europe	18,953	18,582	19,015

Europe	50,231	52,388	53,754

India	10,743	10,132	8,674
Vodacom	7,320	6,833	3,246
Other Africa, Middle East and Asia Pacific	10,896	10,887	9,525

Africa, Middle East and Asia Pacific	28,959	27,852	21,445

Non-Controlled Interests and Common Functions	4,672	4,750	3,898

Total	83,862	84,990	79,097

The cost incurred in respect of these employees (including directors) was:

	2011	2010	2009
	£m	£m	£m

Wages and salaries	2,960	3,045	2,607
Social security costs	392	415	379
Share-based payments (note 20)	156	150	128
Other pension costs (note 23)	134	160	113

	3,642	3,770	3,227

32. Subsequent events
SFR
On 3 April 2011 the Group announced an agreement to sell its entire 44% shareholding in SFR to Vivendi for cash consideration of €7.75 billion (£6.8 billion). The Group will also receive a final dividend from SFR of €200 million (£176 million) on completion of the transaction.
Subject to customary competition authority and regulatory approvals, the transaction is expected to complete during the second calendar quarter of 2011.
At 31 March 2011 the SFR investment had a carrying value of £4.2 billion and was reported within the Non-Controlled Investments and Common Functions segment.

125
This page is intentionally left blank

126
This page is intentionally left blank

127
This page is intentionally left blank

128
This page is intentionally left blank

129
This page is intentionally left blank

130
This page is intentionally left blank

131
This page is intentionally left blank

132    Vodafone Group Plc Annual Report 2011
Shareholder information

Financial calendar for the 2012 financial year

Interim management statement	22 July 2011
Half-year financial results announcement	8 November 2011

Further details will be published at www.vodafone.com/investor as they become available. Results announcements are available online at www.vodafone.com/investor — we do not publish them in the press.
Dividends
Full details on the dividend amount per share can be found on page 47. Set out below is information relevant to the final dividend for the year ended 31 March 2011.

Ex-dividend date	1 June 2011
Record date	3 June 2011
Dividend reinvestment plan last election date	15 July 2011
Dividend payment date(1)	5 August 2011

Note:

(1)	Payment date for both ordinary shares and american depositary shares (‘ADSs’).
Dividend payment methods
Currently holders of ordinary shares and ADSs can:
•	have cash dividends paid direct to a bank or building society account; or

•	elect to use the cash dividends to purchase more Vodafone ordinary shares under the dividend reinvestment plan (see below) or, in the case of ADSs, have the dividends reinvested to purchase additional Vodafone ADSs.
ADS holders can, in addition to the above, have their cash dividends paid in the form of a cheque.
Holders of ordinary shares:
•	resident in the UK automatically receive their dividends in pounds sterling provided that UK bank details have been provided to the Company;

•	resident in the eurozone (defined for this purpose as a country that has adopted the euro as its national currency) automatically receive their dividends in euros provided that euro bank details have been provided to the Company; and
•	resident outside the UK and eurozone automatically receive dividends in pounds sterling by lodging UK bank account details but may elect to receive dividends in local currency into their bank account directly via our registrars’ global payments service. Visit www.investorcentre.co.uk for details, and terms and conditions.
For dividend payments in euros, the sterling/euro exchange rate will be determined by us in accordance with the Company’s articles of association, up to 13 business days prior to the payment date.
We will pay the ADS depositary, BNY Mellon, its dividend in US dollars. The sterling/US dollar exchange rate for this purpose will be determined by us up to ten New York and London business days prior to the payment date. Cash dividends to ADS holders will be paid by the ADS depositary in US dollars.
Further information about the dividend payments can be found at www. vodafone.com/dividends or, alternatively, please contact our registrars or the ADS depositary, as applicable, for further details.
Dividend reinvestment
We offer a dividend reinvestment plan which allows holders of ordinary shares, who choose to participate, to use their cash dividends to acquire additional shares in the Company. These are purchased on their behalf by the plan administrator through a low cost dealing arrangement.
For ADS holders BNY Mellon maintains a Global Buy DIRECT Plan which is a direct purchase and sale plan for depositary receipts with a dividend reinvestment facility.
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

The Registrars	Holders of ordinary shares resident in Ireland:
Computershare Investor Services PLC	Computershare Investor Services (Ireland) Limited
The Pavilions	PO Box 9742
Bridgwater Road, Bristol BS99 6ZZ, England	Dublin 18, Ireland
Telephone: +44 (0)870 702 0198	Telephone: +353 (0)818 300 999
www.investorcentre.co.uk/contactus	www.investorcentre.co.uk/contactus
ADS depositary
BNY Mellon
BNY Mellon Shareowner Services
PO Box 358516
Pittsburgh, PA 15252-8516, US
Telephone: +1 800 233 5601 (toll free) or, for calls outside the US,
+1 201 680 6837 (not toll free) and enter company number 2160
Email: shrrelations@bnymellon.com

Vodafone Group Plc Annual Report 2011   133
Additional information

Internet share dealing
An internet share dealing service is available for holders of ordinary shares who want to buy or sell ordinary shares. Further information about this service can be obtained from our registrars on +44 (0)870 702 0198 or by logging onto www.computershare.com/dealing/uk.
Online shareholder services
We provide a number of shareholder services online at www.vodafone.com/ investor where shareholders may:
•	register to receive electronic shareholder communications. Benefits to shareholders include faster receipt of communications, such as annual reports, with cost and time savings for the Company. Electronic shareholder communications are also more environmentally friendly;

•	update registered address or dividend bank mandate instructions;

•	view and/or download the 2011 annual report;

•	check the current share price;

•	calculate dividend payments; and

•	use interactive tools to calculate the value of shareholdings, look up the historic price on a particular date and chart Vodafone ordinary share price changes against indices.
Shareholders and other interested parties can also receive company press releases, including London Stock Exchange announcements, by registering for Vodafone news via the website at www.vodafone.com/media. Registering for Vodafone news will enable users to:
•	access the latest news from their mobile; and

•	have news automatically emailed to them.
Annual general meeting (‘AGM’)
The twenty-seventh AGM of the Company will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 26 July 2011 at 11.00 a.m.
A combined review of the year and notice of AGM, including details of the business to be conducted at the AGM, will be circulated to shareholders or can be viewed on our website at www.vodafone.com/agm. Shareholders who have registered to receive communications electronically will receive an email notification when the document is available to view on the website.
The AGM will be transmitted via a live webcast which can be viewed on the website at www.vodafone.com/agm on the day of the meeting and a recording will be available to view after that date.
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
ShareGift transfer forms specifically for our shareholders are available from our registrars, Computershare Investor Services PLC, and even if the share certificate has been lost or destroyed, the gift can be completed. The service is generally free. However, there may be an indemnity charge for a lost or destroyed share certificate where the value of the shares exceeds £100. Further details about ShareGift can be obtained from its website at www.ShareGift.org or at 17 Carlton House Terrace, London SW1Y 5AH (telephone: +44 (0)207 930 3737).
Asset Checker Limited
We participate in Asset Checker, the online service which provides a search facility for solicitors and probate professionals to quickly and easily trace UK shareholdings relating to deceased estates. For further information visit www.assetchecker.co.uk or call +44 (0)870 707 4004.
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
The closing share price at 31 March 2011 was 176.5 pence (31 March 2010: 152.0 pence). The closing share price on 16 May 2011 was 168.3 pence.
The following tables set out, for the periods indicated, i) the reported high and low middle market quotations of ordinary shares on the London Stock Exchange, and ii) the reported high and low sales prices of ADSs on the New York Stock Exchange (‘NYSE’)/NASDAQ. The Company transferred its ADSs from the NYSE to NASDAQ on 29 October 2009.

	London Stock
	Exchange
	Pounds per		NYSE/NASDAQ(1)
	ordinary share		Dollars per ADS
Year ended 31 March	High	Low	High	Low

2007	1.54	1.08	29.85	20.07
2008	1.98	1.36	40.87	26.88
2009	1.70	0.96	32.87	15.30
2010	1.54	1.11	24.04	17.68
2011	1.85	1.27	32.70	18.21

	London Stock
	Exchange
	Pounds per		NYSE/NASDAQ(1)
	ordinary share		Dollars per ADS
Quarter	High	Low	High	Low

2009/2010
First quarter	1.33	1.11	20.08	17.68
Second quarter	1.44	1.12	23.85	18.25
Third quarter	1.45	1.32	24.04	21.10
Fourth quarter	1.54	1.32	23.32	21.32

2010/2011
First quarter	1.53	1.27	23.79	18.21
Second quarter	1.65	1.36	25.80	20.71
Third quarter	1.80	1.57	28.52	28.84
Fourth quarter	1.85	1.67	32.70	26.34

2011/2012
First quarter(2)	1.83	1.66	29.46	27.12

	London Stock
	Exchange
	Pounds per		NASDAQ
	ordinary share		Dollars per ADS
Month	High	Low	High	Low

November 2010	1.80	1.59	28.52	24.84
December 2010	1.72	1.60	27.10	25.62
January 2011	1.85	1.68	32.70	26.34
February 2011	1.83	1.72	29.75	27.90
March 2011	1.85	1.67	29.67	26.71
April 2011	1.83	1.69	29.46	28.06
May 2011(2)	1.74	1.66	29.27	27.12

Notes:

(1)	The Company transferred its ADSs from the NYSE to NASDAQ on 29 October 2009.

(2)	Covering period up to 16 May 2011.

134    Vodafone Group Plc Annual Report 2011
Shareholder information continued

Inflation and foreign currency translation
Inflation
Inflation has not had a significant effect on the Group’s results of operations and financial condition during the three years ended 31 March 2011.
Foreign currency translation
The following table sets out the pounds sterling exchange rates of the other principal currencies of the Group, being: “euros”, “€” or “eurocents”, the currency of the European Union (‘EU’) member states which have adopted the euro as their currency, and “US dollars”, “US$”, “cents” or “¢”, the currency of the US.

	31 March		%
Currency (=£1)	2011	2010	change

Average:
Euro	1.18	1.13	4.4
US dollar	1.56	1.60	(2.5)
At 31 March:
Euro	1.13	1.12	0.9
US dollar	1.61	1.52	5.9

The following table sets out, for the periods and dates indicated, the period end, average, high and low exchanges rates for pounds sterling expressed in US dollars per £1.00.

Year ended 31 March	31 March	Average	High	Low

2007	1.97	1.89	1.98	1.74
2008	1.99	2.01	2.11	1.94
2009	1.43	1.72	2.00	1.37
2010	1.52	1.60	1.70	1.44
2011	1.61	1.56	1.64	1.43

The following table sets out, for the periods indicated, the high and low exchange rates rates for pounds sterling expressed in US dollars per £1.00.

Month	High	Low

November 2010	1.63	1.56
December 2010	1.59	1.54
January 2011	1.60	1.55
February 2011	1.63	1.60
March 2011	1.64	1.60
April 2011	1.67	1.61

Markets
Ordinary shares of Vodafone Group Plc are traded on the London Stock Exchange and in the form of ADSs on NASDAQ. The Company had a total market capitalisation of approximately £86.4 billion at 16 May 2011 making it the second largest listing in The Financial Times Stock Exchange 100 index and the 28th largest company in the world based on market capitalisation at that date.
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
ADS holders are not members of the Company but may instruct BNY Mellon on the exercise of voting rights relative to the number of ordinary shares represented by their ADSs. See “Articles of association and applicable English law — Rights attaching to the Company’s shares — Voting rights” on page 135.
Shareholders at 31 March 2011

	Number of	% of total
Number of ordinary shares held	accounts	issued shares

1 – 1,000	430,021	0.21
1,001 – 5,000	79,461	0.32
5,001 – 50,000	27,629	0.61
50,001 – 100,000	1,126	0.14
100,001 – 500,000	1,094	0.44
More than 500,000	1,636	98.28

	540,967	100.00

Geographical analysis of shareholders
At 31 March 2011 approximately 46.9% of the Company’s shares were held in the UK, 30.2% in North America, 14.4% in Europe (excluding the UK) and 8.5% in the rest of the world.
Major shareholders
BNY Mellon, as custodian of the Company’s ADR programme, held approximately 17% of the Company’s ordinary shares of 11 3/7 US cents each at 16 May 2011 as nominee. The total number of ADRs outstanding at 16 May 2011 was 886,242,945. At this date 1,369 holders of record of ordinary shares had registered addresses in the US and in total held approximately 0.007% of the ordinary shares of the Company. At 16 May 2011 the following percentage interests in the ordinary share capital of the Company, disclosable under the Disclosure and Transparency Rules, (DTR 5), have been notified to the directors:

Shareholder	Shareholding

Black Rock, Inc.	6.00%
Legal & General Group Plc	3.59%

The rights attaching to the ordinary shares of the Company held by these shareholders are identical in all respects to the rights attaching to all the ordinary shares of the Company. The directors are not aware, at 16 May 2011, of any other interest of 3% or more in the ordinary share capital of the Company. The Company is not directly or indirectly owned or controlled by any foreign government or any other legal entity. There are no arrangements known to the Company that could result in a change of control of the Company.
Articles of association and applicable English law
The following description summarises certain provisions of the Company’s articles of association and applicable English law. This summary is qualified in its entirety by reference to the Companies Act 2006 of England and Wales and the Company’s articles of association. Information on where shareholders can obtain copies of the articles of association is provided under “Documents on display” on page 137.
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
Articles of association
Pursuant to the Companies Act 2006, the object clauses and other provisions which are contained in a company’s memorandum of association are deemed to be contained in the company’s articles of association unless they are removed by a special resolution of the company. If removed, the company’s objects are unrestricted.
By a special resolution passed at the 2010 AGM the Company removed its object clause together with all other provisions of its memorandum of association which, by virtue of the Companies Act 2006, are treated as forming part of the Company’s articles of association.

Vodafone Group Plc Annual Report 2011   135
Additional information

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
Under the Company’s articles of association a director cannot vote in respect of any proposal in which the director, or any person connected with the director, has a material interest other than by virtue of the director’s interest in the Company’s shares or other securities. However, this restriction on voting does not apply to resolutions i) giving the director or a third party any guarantee, security or indemnity in respect of obligations or liabilities incurred at the request of or for the benefit of the Company, ii) giving any guarantee, security or indemnity to the director or a third party in respect of obligations of the Company for which the director has assumed responsibility under an indemnity or guarantee, iii) relating to an offer of securities of the Company in which the director is entitled to participate as a holder of shares or other securities or in the underwriting of such shares or securities, iv) concerning any other company in which the director (together with any connected person) is a shareholder or an officer or is otherwise interested, provided that the director (together with any connected person) is not interested in 1% or more of any class of the Company’s equity share capital or the voting rights available to its shareholders, v) relating to the arrangement of any employee benefit in which the director will share equally with other employees and vi) relating to any insurance that the Company purchases or renews for its directors or any group of people including directors.
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
In addition, as required by The Directors’ Remuneration Report Regulations, the Board has, since 2003, prepared a report to shareholders on the directors’ remuneration which complies with the regulations (see pages 62 to 73). The report is also subject to a shareholder vote.
Rights attaching to the Company’s shares
At 31 March 2011 the issued share capital of the Company was comprised of 50,000 7% cumulative fixed rate shares of £1.00 each and 51,577,525,830 ordinary shares (excluding treasury shares) of 11 3/7 US cents each.
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
Holders of the Company’s ordinary shares may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the directors. The Board of directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution. Dividends on ordinary shares can be paid to shareholders in whatever currency the directors decide, using an appropriate exchange rate for any currency conversions which are required.
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
Voting rights
The Company’s articles of association provide that voting on substantive resolutions (i.e. any resolution which is not a procedural resolution) at a general meeting shall be decided on a poll. On a poll, each shareholder who is entitled to vote and is present in person or by proxy has one vote for every share held. Procedural resolutions (such as a resolution to adjourn a general meeting or a resolution on the choice of Chairman of a general meeting) shall be decided on a show of hands, where each shareholder who is present at the meeting has one vote regardless of the number of shares held, unless a poll is demanded. In addition, the articles of association allow persons appointed as proxies of shareholders entitled to vote at general meetings to vote on a show of hands, as well as to vote on a poll and attend and speak at general meetings. The articles of association also allow persons appointed as proxies by two or more shareholders entitled to vote at general meetings to vote for and against a resolution on a show of hands.
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
Employees are able to vote any shares held under the Vodafone Group Share Incentive Plan and ‘My ShareBank’ (a vested nominee share account) through the respective plan’s trustees.
Holders of the Company’s 7% cumulative fixed rate shares are only entitled to vote on any resolution to vary or abrogate the rights attached to the fixed rate shares. Holders have one vote for every fully paid 7% cumulative fixed rate share.

136    Vodafone Group Plc Annual Report 2011
Shareholder information continued

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
Pre-emptive rights and new issues of shares
Under Section 549 of the Companies Act 2006 directors are, with certain exceptions, unable to allot the Company’s ordinary shares or securities convertible into the Company’s ordinary shares without the authority of the shareholders in a general meeting. In addition, Section 561 of the Companies Act 2006 imposes further restrictions on the issue of equity securities (as defined in the Companies Act 2006 which include the Company’s ordinary shares and securities convertible into ordinary shares) which are, or are to be, paid up wholly in cash and not first offered to existing shareholders. The Company’s articles of association allow shareholders to authorise directors for a period specified in the relevant resolution to allot i) relevant securities generally up to an amount fixed by the shareholders and ii) equity securities for cash other than in connection with a pre-emptive offer up to an amount specified by the shareholders and free of the pre-emption restriction in Section 561. At the AGM in 2010 the amount of relevant securities fixed by shareholders under (i) above and the amount of equity securities specified by shareholders under (ii) above were both in line with corporate governance guidelines. The directors consider it desirable to have the maximum flexibility permitted by corporate governance guidelines to respond to market developments and to enable allotments to take place to finance business opportunities as they arise. In order to retain such maximum flexibility, the directors propose to renew the authorities granted by shareholders in 2010 at this year’s AGM. Further details of such proposals are provided in the 2011 notice of AGM.
Disclosure of interests in the Company’s shares
There are no provisions in the articles of association whereby persons acquiring, holding or disposing of a certain percentage of the Company’s shares are required to make disclosure of their ownership percentage although such requirements exist under rules derived from the Disclosure and Transparency Rules (‘DTRs’).
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
An annual general meeting needs to be called by not less than 21 days’ notice in writing. Subject to obtaining shareholder approval on an annual basis, the Company may call other general meetings on 14 days’ notice. The directors may determine that persons entitled to receive notices of meetings are those persons entered on the register at the close of business on a day determined by the directors but not later than twenty-one days before the date the relevant notice is sent. The notice may also specify the record date, the time of which shall be determined in accordance with the articles of association and the Companies Act 2006.
Shareholders must provide the Company with an address or (so far as the Companies Act 2006 allows) an electronic address or fax number in the United Kingdom in order to be entitled to receive notices of shareholders’ meetings and other notices and documents. In certain circumstances the Company may give notices to shareholders by publication on the Company’s website and advertisement in newspapers in the United Kingdom. Holders of the Company’s ADSs are entitled to receive notices under the terms of the deposit agreement relating to the ADSs.
Under Section 336 of the Companies Act 2006 the annual general meeting of shareholders must be held each calendar year and within six months of the Company’s year end.
Electronic communications
The Company has previously passed a resolution allowing it to communicate all shareholder information by electronic means, including making such information available on the Company’s website. Those shareholders who have positively elected for website communication (or are deemed to have consented to receive electronic communication in accordance with the Companies Act 2006) will receive written notification whenever shareholder documentation is made available on the website.
Variation of rights
If at any time the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act 2006, either with the consent in writing of the holders of three quarters in nominal value of the shares of that class or at a separate meeting of the holders of the shares of that class.
At every such separate meeting all of the provisions of the articles of association relating to proceedings at a general meeting apply, except that i) the quorum is to be the number of persons (which must be at least two) who hold or represent by proxy not less than one third in nominal value of the issued shares of the class or, if such quorum is not present on an adjourned meeting, one person who holds shares of the class regardless of the number of shares he holds, ii) any person present in person or by proxy may demand a poll and iii) each shareholder will have one vote per share held in that particular class in the event a poll is taken. Class rights are deemed not to have been varied by the creation or issue of new shares ranking equally with or subsequent to that class of shares in sharing in profits or assets of the Company or by a redemption or repurchase of the shares by the Company.
Limitations on voting and shareholding
As far as the Company is aware there are no limitations imposed on the transfer, holding or voting of the Company’s ordinary shares other than those limitations that would generally apply to all of the shareholders. No shareholder has any securities carrying special rights with regard to control of the Company.

Vodafone Group Plc Annual Report 2011   137
Additional information

Documents on display
The Company is subject to the information requirements of the Exchange Act applicable to foreign private issuers. In accordance with these requirements the Company files its annual report on Form 20-F and other related documents with the SEC. These documents may be inspected at the SEC’s public reference rooms located at 100 F Street, NE Washington, DC 20549. Information on the operation of the public reference room can be obtained in the US by calling the SEC on +1-800-SEC-0330. In addition, some of the Company’s SEC filings, including all those filed on or after 4 November 2002, are available on the SEC’s website (www.sec.gov). Shareholders can also obtain copies of the Company’s articles of association from our website at www.vodafone.com/governance or from the Company’s registered office.
Material contracts
At the date of this annual report the Group is not party to any contracts that are considered material to the Group’s results or operations except for its US$4.2 billion and €4.2 billion credit facilities which are discussed under “Financial position and resources” on page 50.
Exchange controls
There are no UK government laws, decrees or regulations that restrict or affect the export or import of capital, including but not limited to, foreign exchange controls on remittance of dividends on the ordinary shares or on the conduct of the Group’s operations.
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
A US holder is a beneficial owner of shares or ADSs that is for US federal income tax purposes:
•	a citizen or resident of the US;

•	a US domestic corporation;

•	an estate, the income of which is subject to US federal income tax regardless of its source; or

•	a trust, if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust.
If a partnership holds the shares or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the shares or ADSs should consult its tax advisor with regard to the US federal income tax treatment of an investment in the shares or ADSs.
This section is based on the US Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and on the tax laws of the United Kingdom and the Double Taxation Convention between the United States and the United Kingdom (the ‘treaty’), all as currently in effect. These laws are subject to change, possibly on a retroactive basis.
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
US federal income taxation
Subject to the PFIC rules described below, a US holder is subject to US federal income taxation on the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends paid to a non-corporate US holder in tax years beginning before 1 January 2013 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15% provided that the ordinary shares or ADSs are held for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by us with respect to the shares or ADSs will generally be qualified dividend income. A US holder is not subject to a UK withholding tax. The US holder includes in gross income for US federal income tax purposes only the amount of the dividend actually received from us and the receipt of a dividend does not entitle the US holder to a foreign tax credit.
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

138    Vodafone Group Plc Annual Report 2011
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
US federal income taxation
Subject to the PFIC rules described below a US holder that sells or otherwise disposes of our shares or ADSs will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realised and the holder’s tax basis, determined in US dollars, in the shares or ADSs. Generally a capital gain of a non-corporate US holder that is recognised in tax years beginning before 1 January 2013 is taxed at a maximum rate of 15% provided the holder has a holding period of more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of losses is subject to limitations.
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
UK stamp duty and stamp duty reserve tax
Stamp duty will, subject to certain exceptions, be payable on any instrument transferring our shares to the custodian of the depositary at the rate of 1.5% on the amount or value of the consideration if on sale or on the value of such shares if not on sale. Stamp duty reserve tax (‘SDRT’), at the rate of 1.5% of the price or value of the shares, could also be payable in these circumstances and on issue to such a person but no SDRT will be payable if stamp duty equal to such SDRT liability is paid. A recent ruling by the European Court of Justice has determined that the 1.5% SDRT charge on issue to a clearance service is contrary to EU law. HMRC have indicated that where new shares are first issued to a clearance service or to a depositary within the European Union, the 1.5% SDRT charge will not be levied. However, to the extent that the clearance service or depositary is located outside the European Union, HMRC have indicated that such charge would still apply. In accordance with the terms of the deposit agreement, any tax or duty payable on deposits of shares by the depositary or the custodian of the depositary will be charged to the party to whom ADSs are delivered against such deposits.
No stamp duty will be payable on any transfer of our ADSs provided that the ADSs and any separate instrument of transfer are executed and retained at all times outside the United Kingdom. A transfer of our shares in registered form will attract ad valorem stamp duty generally at the rate of 0.5% of the purchase price of the shares. There is no charge to ad valorem stamp duty on gifts.
SDRT is generally payable on an unconditional agreement to transfer our shares in registered form at 0.5% of the amount or value of the consideration for the transfer, but is repayable if, within six years of the date of the agreement, an instrument transferring the shares is executed or, if the SDRT has not been paid, the liability to pay the tax (but not necessarily interest and penalties) would be cancelled. However, an agreement to transfer our ADSs will not give rise to SDRT.
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

Vodafone Group Plc Annual Report 2011   139
Additional information
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
Since then we have entered into various transactions which consolidated our position in the United Kingdom and enhanced our international presence. The most significant of these transactions were as follows:
•	the merger with AirTouch Communications, Inc. which completed on 30 June 1999. The Company changed its name to Vodafone AirTouch Plc in June 1999 but then reverted to its former name, Vodafone Group Plc, on 28 July 2000;

•	the acquisition of Mannesmann AG which completed on 12 April 2000. Through this transaction we acquired businesses in Germany and Italy and increased our indirect holding in SFR;

•	through a series of business transactions between 1999 and 2004 we acquired a 97.7% stake in Vodafone Japan. This was then disposed of on 27 April 2006; and

•	on 8 May 2007 we acquired companies with interests in Vodafone Essar for US$10.9 billion (£5.5 billion), following which we control Vodafone Essar.
Other transactions that have occurred since 31 March 2008 are as follows:
19 May 2008 — Arcor: We increased our stake in Arcor for €460 million (£366 million) and now own 100% of Arcor.
17 August 2008 — Ghana: We acquired 70.0% of Ghana Telecommunications for cash consideration of £486 million.
9 January 2009 — Verizon Wireless: Verizon Wireless completed its acquisition of Alltel Corp. for approximately US$5.9 billion (£3.9 billion).
20 April 2009 — South Africa: We acquired an additional 15.0% stake in Vodacom for cash consideration of ZAR 20.6 billion (£1.6 billion). On 18 May 2009 Vodacom became a subsidiary.
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
10 September 2010 — China Mobile Limited: We sold our entire 3.2% interest in China Mobile Limited for cash consideration of £4.3 billion.
30/31 March 2011— India: The Essar Group exercised its underwritten put option over 22.0% of Vodafone Essar Limited (‘VEL’), following which we exercised our call option over the remaining 11.0% of VEL owned by the Essar Group. The total consideration due under these two options is US$5 billion (£3.1 billion).
3 April 2011— SFR: We agreed to sell our entire 44% interest in SFR to Vivendi for a cash consideration of €7.75 billion (£6.8 billion). We will also receive a final dividend from SFR of €200 million (£176 million) on completion of the transaction which, subject to competition authority and regulatory approvals, is expected during the second calendar quarter of 2011.

140    Vodafone Group Plc Annual Report 2011
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
European Union (‘EU’)
The European Commission (the ‘Commission’) has begun to consult on the future scope and nature of universal service provision in the EU. Current obligations generally involve the provision of a fixed connection allowing access to voice and simple data services. In some countries those operators responsible for providing universal services receive compensation from a fund to which we and others are required to make a financial contribution. The Commission has indicated that it would be reluctant to extend the scope of these funds to include very high speed broadband deployment and that additional financing for such projects should instead be sought from general taxation. The Commission has also published a broadband strategy which proposes that the European Investment Bank offer support for broadband infrastructure projects which fulfil certain criteria.
Roaming
The current roaming regulation (the ‘roaming regulation’) entered into force in July 2009 and requires mobile operators to supply voice and text roaming services under retail price caps. Wholesale price caps also apply to voice, text and data roaming services. Caps are adjusted (reduced) annually. The regulation expires in 2012 and the Commission is currently undertaking a review to determine what should happen thereafter. The Commission expects to publish formal proposals for the new roaming regulations during the summer of 2011. These will then be considered by the European Parliament and Council of Ministers (the ‘Council’). In the meantime, the Commission has indicated that there is widespread support for the continuation of some form of regulation beyond 2012 and that this may extend to retail data services which are currently excluded from regulation. The Commission has consulted on a variety of options for regulation including a continuation of existing price caps, closer alignment of roaming prices to domestic prices, or the implementation of various ‘structural’ solutions, such as the decoupling of roaming services from domestic services, all of which would be intended to increase competition in either the retail or the wholesale roaming markets.
Call termination
In June 2010 the body of European Regulators for Electronic Communications (‘BEREC’) concluded that a move to ‘bill and keep’, in which no termination rates are payable between operators was “more promising (than existing call termination arrangements) in the long-term”. In the meantime, national regulators are required to take utmost account of the Commission’s existing recommendation on the regulation of fixed and mobile termination rates published in 2009.
At 31 March 2011 the termination rates effective for our subsidiaries and joint ventures within the EU, which differs from our Europe region, ranged from 3.00 eurocents per minute (2.64 pence) to 7.38 eurocents per minute (6.49 pence), at the relevant 31 March 2011 exchange rate.
Fixed network regulation
In September 2010 the Commission published a recommendation on the regulation of fibre ‘next generation’ broadband access networks (the ‘NGA recommendation’), of which national regulators are required to take utmost account. The Commission recommends that national regulators ensure operators that have significant market power make unbundled access to fibre networks available to competitors on a cost-oriented basis which reflects the risk profile of the investment.
Spectrum
In July 2009 the Council adopted the amended GSM directive allowing the use of the 900 MHz and 1800 MHz GSM bands for universal mobile telecommunications service (‘UMTS’) technology (‘refarming’) and, in the future, other technologies. Member states were required to implement this by May 2010, subject to the undertaking of a competition review by the national regulator.
In September 2010 the Commission published a proposed radio spectrum policy programme (‘RSPP’) for consideration by the European Parliament and Council. The RSPP proposes that all member states release 800 MHz spectrum for mobile broadband services by 1 January 2013 unless the Commission agrees otherwise. It also provides guidance to national regulators to ensure that competition is safeguarded when rights of use for existing spectrum are changed (e.g. through refarming) or when new spectrum is assigned. Various amendments to the draft RSPP have been proposed by the European Parliament and Council.
Europe region
Germany
Our current termination rate was reduced in December 2010 to 3.36 eurocents per minute, effective until 30 November 2012.
The rates that access seekers have to pay in order to unbundle Deutsche Telekom’s VDSL network were set by the national regulator in March 2010. We have appealed against these rates. The national regulator obliged Deutsche Telekom to grant access to its projected fibre to the home access network at ex post regulated rates in March 2011.
In May 2010 we acquired nationwide 15 year licences for 2x10 MHz of 800 MHz spectrum, 2x5 MHz of 2.1 GHz spectrum, 2x20 MHz of 2.6 GHz spectrum and 25 MHz of 2.6 GHz unpaired spectrum for a cost of €1.4 billion (£1.2 billion).
Italy
In July 2008 the national regulator reduced our termination rate to 8.85 eurocents per minute, in July 2009 to 7.70 eurocents per minute and in July 2010 to 6.60 eurocents per minute. Termination rates will reduce to 5.30 eurocents per minute in July 2011. The national regulator is currently consulting upon further reductions to 4.1 cents in January 2012 with further reductions to 0.98 cents by January 2015.
In November 2010 the Government entered into a memorandum of understanding with telecommunications operators, including Vodafone, to jointly develop a plan for the deployment of next generation fixed infrastructure in Italy.
In December 2010 the Italian regulator increased the monthly cost of an unbundled copper local loop from €8.49 (which had applied until 1 May 2010) to €8.70 for the period 1 May to 31 December 2010, to €9.02 for 2011 and to €9.28 for 2012, subject to Telecom Italia’s network meeting certain quality thresholds. In February 2011 the national regulator approved the price increases for the 2011 wholesale products charge.
In January 2011 the national regulator launched a consultation on the obligations to be imposed on Telecom Italia in relation to its fibre network. These proposals vary significantly from the principles in the NGA recommendation described above as they do not require unbundled access where there are or could be two competing networks. We have objected to these proposals.
Spain
The national regulator has adopted a glide path of termination rate reductions to 4.00 from October 2011 to April 2012.
The national regulator has adopted an immediate 7% increase in the price at which we and other operators obtain unbundled copper local loops from Telefonica while it undertakes further analysis of these costs.

Vodafone Group Plc Annual Report 2011   141
Additional information

The national regulator has determined the net cost and industry contributions corresponding to universal service contributions for 2007. Vodafone is required to contribute €14.9 million. We are currently appealing this decision.
In June 2010 the Spanish Ministry of Industry, Tourism and Commerce issued a wideranging consultation on spectrum. In February 2011 the Government confirmed its plans under which operators (including Vodafone) will return small amounts of their existing 900 MHz and 1800 MHz spectrum, the remaining licences would be extended until 2030 and refarming would be allowed in these bands. A tender process for the 2.6 GHz and 800 MHz bands will also be undertaken in the 2011 calendar year, with the 800 MHz spectrum available for use from around 2015.
The national competition authority has commenced an investigation into the wholesale origination and termination charges levied by all Spanish mobile operators for SMS services.
United Kingdom
Our regulated average termination rate is currently 2.98 pence per minute. The national regulator has finalised the process to decide the rates that will apply from 1 April 2011 to 31 March 2015. It has imposed a glidepath with annual adjustments that would see a reduction to 0.69 pence per minute (plus inflation adjustment) in 2014 and 2015. The mobile network operators have until 16 May 2011 to appeal this decision.
All 2G licences have been modified to allow refarming to 3G. All 3G licences will also be made indefinite rather than expiring in 2021.
The national regulator will carry out a competition assessment and consultation process to what restrictions, if any, might be applied to participation in the auction of 800 MHz and 2.6 GHz spectrum, which is expected to be conducted in early 2012.
As part of the conditions for clearance of the merger between Orange UK and T-Mobile UK, the Commission has required them to dispose of 2x15 MHz of spectrum in the 1800 MHz band. If they fail to do so, this spectrum will be included in the auction.
Other Europe
Albania
Vodafone Albania acquired the single 3G licence (2x15 MHz) for €31.4m in November 2010. Commercial services were launched in January 2011.
Greece
The national regulator is currently consulting on the renewal/re-auction of existing 900 MHz licences expiring in 2012.
Hungary
In October 2010 the Hungarian Parliament adopted a law which imposes a significant additional tax burden on the telecommunications, retail and energy sectors. The law came into force in December 2010 and will apply until at least January 2013, although the Hungarian government has indicated that it may be further extended. Vodafone prepaid 7,343,503,000 HUF (£24 million) in December 2010. A large number of firms have asked the Commission to review the legality of the tax, which they are currently doing.
Ireland
The national regulator has proposed auctioning all spectrum in the 900 MHz and 1800 MHz spectrum bands at the same time as an auction of 800 MHz spectrum in 2011, with spectrum available in 2013. In the meantime, Vodafone’s and O2’s 900 MHz licences will be renewed until the commencement of the new licences in 2013.
Malta
The national regulator has concluded a process for the renewal/issue of all 900 MHz and 1800 MHz spectrum which allows Vodafone to retain all but five MHz of its 900 and 1800 MHz spectrum for 15 years. Vodafone has also secured an additional 20 MHz of 1800 MHz spectrum.
Netherlands
Our termination rate reduced to 4.20 eurocents per minute in January 2011 following a cost model analysis by the NRA which proposes reducing to 1.2 eurocents per minute by September 2012. This decision is currently under appeal.
Auctions of 2.6 GHz spectrum concluded in April 2010. Vodafone acquired 2x10 MHz of 2.6 GHz of spectrum for the reserve price of €200,000.
In February 2011 the Government announced plans to auction 800 MHz, 900 MHz, 1800 MHz, 2.1 GHz and 2.6 GHz spectrum in early 2012. It proposes to reserve two 800 MHz licences for new entrants.
Portugal
The national regulator has adopted a glide path of termination rate reductions from May 2010 to take the rate from 6.50 eurocents per minute to 3.50 eurocents per minute by August 2011. The national regulator is currently consulting on a cost modelling process to determine rates beyond August 2011.
The spectrum auction in Portugal was delayed and is now expected in 2011 and will include a number of spectrum bands including 800 MHz and 2.6 GHz.
The competition authority has started an investigation into certain retail pricing initiatives undertaken by Vodafone in early 2011.
Romania
Proposals for the renewal of Vodafone’s 900/1800 MHz licences, which expire in December 2011, are expected shortly.
In February 2011 Vodafone was fined €28 million by the competition authority in relation to an alleged refusal to interconnect with another party in 2006. We appealed this decision in April 2011. Other enquiries remain ongoing. In April 2011 we were advised that new proceedings in relation to termination rates and subsidies for handsets will be initiated.
Turkey
Our termination rates are currently set at 0.032 Lira per minute.
Africa, Middle East and Asia Pacific region
India
The national regulator’s decision to reduce interconnection charges to Rs 0.20 per minute effective 1 April 2010 was successfully appealed to the appellate body. The national regulator launched a new interconnect charges consultation process in April 2011 and has been directed by the appellate body to implement new rates by June 2011.
In May 2010 we secured 20 year licences for 2x5 MHz of 3G spectrum in nine circles in the Indian auction for a total price of INR 116.2 billion (£1.7 billion). These circles include Delhi, Mumbai, Kolkata and a further three ‘A’ circles and three ‘B’ circles providing a footprint covering 66% of VEL’s current revenue base. In May 2010 the national regulator made recommendations on the spectrum management and licensing framework which includes far-reaching proposals for spectrum allocation and pricing. In February 2011 the national regulator recommended a new spectrum valuation approach for 1800 MHz spectrum. These recommendations will be reviewed by the Union Minister of Communications and IT.
In September 2010 VEL’s appeal against the increase in 2G spectrum fees of 1% to 2% of adjusted gross revenue (effective from 1 April 2010) was unsuccessful. VEL then appealed to the Supreme Court in October 2010 and was granted a stay against the order increasing spectrum charges.

142    Vodafone Group Plc Annual Report 2011
Regulation continued

South Africa
The national regulator may recommence the process for an auction of the 2.6 GHz and 3.5 GHz bands during the 2012 financial year.
In October 2010 the national regulator published a regulation establishing a glide path for mobile and fixed termination rates over the period to March 2014. The mobile termination rate will decline from a peak/off-peak rate of ZAR 0.89/0.77 respectively to ZAR 0.40 per minute from 1 March 2013.
Other Africa, Middle East and Asia Pacific
Egypt
The national regulator set termination rates at 65% of each operator’s on-net retail revenue per minute in September 2008. Mobinil obtained interim relief against this regulation and a final order is awaited to clarify its application. On 28 January 2011, during a period of socio-political unrest and demonstrations, the government ordered Vodafone and the two other licensed mobile operators to temporarily suspend mobile services in certain areas. Vodafone subsequently restored its voice network to its customers the following day, and data and SMS were unavailable for five and nine days respectively.
New Zealand
Vodafone and Telecom New Zealand have been selected to share a NZ$285 million government grant to roll-out and operate an open access fibre and wireless network in rural areas.
The national regulator has adopted a regulation which reduces termination rates from around 18 cents to 7.5 cents in May 2011, with further reductions to 4.0 cents from April 2012. SMS termination rates are also regulated at 0.06 cents per SMS. The national regulator has indicated that it will monitor the impact of these measures and of on-net/off-net retail pricing which it believes to have inhibited competition.
Qatar
The price floor on retail services imposed in November 2009 on Vodafone by the national regulator was removed in April 2010. In July 2010 the national regulator ruled that QTel had launched the Virgin Mobile service illegally and required significant changes to be compliant. The national regulator has launched a strategic review of the sector.

Licences
The table below summarises the most significant mobile licences held by our operating subsidiaries and our joint venture in Italy at 31 March 2011. We present the licences by frequency band since in many markets, including the majority of Europe, they can be used for a variety of technologies including 2G, 3G and in the future LTE.
Mobile licences

Country by region	800 MHz expiry date	900 MHz expiry date		1800 MHz expiry date		2.1 GHz expiry date		2.6 GHz expiry date

Europe
Germany	December 2025	December 2016		December 2016		December 2020		December 2025
Italy	n/a	February 2015		February 2015		December 2021		n/a
Spain	n/a	February 2020		July 2023		April 2020		n/a
UK	n/a	See note	(1)	See note	(1)	December 2021		n/a
Albania	n/a	June 2016		June 2016		December 2025		n/a
Czech Republic	n/a	January 2021		January 2021		February 2025		n/a
Greece	n/a	September 2012	(2)	August 2016		August 2021		n/a
Hungary	n/a	July 2014	(3)	July 2014	(3)	December 2019	(3)	n/a
Ireland	n/a	May 2011		December 2015		October 2022		n/a
Malta	n/a	May 2011		May 2011		August 2020		n/a
Netherlands	n/a	March 2013		March 2013		December 2016		May 2030
Portugal	n/a	October 2021		October 2021		January 2016		n/a
Romania	n/a	December 2011		December 2011		March 2020		n/a
Turkey	n/a	April 2023		—		April 2029		n/a

Africa, Middle East and Asia Pacific
		November 2014 —		November 2014 —
India(4)	n/a	December 2026		December 2026		September 2030		n/a
Vodacom: South Africa	n/a	See note	(5)	See note	(5)	See note	(5)	n/a
Egypt	n/a	January 2022		January 2022		January 2022		n/a
Ghana	n/a	December 2019		December 2019		December 2023	(6)	n/a
New Zealand	n/a	November 2031		March 2021		March 2021		n/a
Qatar	n/a	June 2028		June 2028		June 2028		n/a

Notes:

(1)	Indefinite licence with a one year notice of revocation.

(2)	One third of the 900 MHz spectrum will expire in 2016.

(3)	Options to extend these licences.

(4)	India is comprised of 23 separate service area licences with a variety of expiry dates. Option to extend 900/1800 licences by ten years. Vodafone acquired 3G licences in nine of the service areas in May 2010.

(5)	Vodacom’s South African spectrum licences are renewed annually. As part of the migration to a new licensing regime the NRA has issued Vodacom a service licence and a network licence which will permit Vodacom to offer mobile and fixed services. The service and network licences have 20 year duration and will expire in 2028. Vodacom also holds licences to provide 2G and/or 3G services in the Democratic Republic of Congo, Lesotho, Mozambique and Tanzania.

(6)	The NRA has issued provisional licences with the intention of converting these to full licences once the NRA board has been reconvened.

Vodafone Group Plc Annual Report 2011   143
Additional information
Non-GAAP information
In the discussion of our reported financial position, operating results and cash flows, information is presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.
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
A reconciliation of adjusted EBITDA to the closest equivalent GAAP measure, operating profit, is provided in note 3 to the consolidated financial statements on page 91.
Group adjusted operating profit and adjusted earnings per share
Group adjusted operating profit excludes non-operating income of associates, impairment losses and other income and expense. Adjusted earnings per share also excludes amounts in relation to equity put rights and similar arrangements and certain foreign exchange rate differences, together with related tax effects. We believe that it is both useful and necessary to report these measures for the following reasons:
•	these measures are used for internal performance analysis;

•	these measures are used in setting director and management remuneration; and

•	they are useful in connection with discussion with the investment analyst community and debt rating agencies.
Reconciliations of adjusted operating profit and adjusted earnings per share to the respective closest equivalent GAAP measures, operating profit and basic earnings per share, are provided in “Operating results” beginning on page 34.
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
A reconciliation of cash generated by operations, the closest equivalent GAAP measure, to operating free cash flow and free cash flow, is provided in “Financial position and resources” on page 48.
Other
Certain of the statements within the section titled “Chief Executive’s review” on pages 10 to 11 contain forward-looking non-GAAP financial information for which at this time there is no comparable GAAP measure and which at this time cannot be quantitatively reconciled to comparable GAAP financial information.
Certain of the statements within the section titled “Guidance” on page 44 contain forward-looking non-GAAP financial information which at this time cannot be quantitatively reconciled to comparable GAAP financial information.
Organic growth
All amounts in this document marked with an “(*)” represent organic growth which present performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates. We believe that “organic growth”, which is not intended to be a substitute for or superior to reported growth, provides useful and necessary information to investors and other interested parties for the following reasons:
•	it provides additional information on underlying growth of the business without the effect of certain factors unrelated to the operating performance of the business;

•	it is used for internal performance analysis; and

•	it facilitates comparability of underlying growth with other companies, although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies.

144   Vodafone Group Plc Annual Report 2011
Non-GAAP information continued
Reconciliation of organic growth to reported growth is shown where used, or in the table below:

	Organic	M&A	Foreign	Reported
	change	activity	exchange	change
	%	pps	pps	%

31 March 2011
Group
Service revenue
H2 2011	2.5	0.2	(1.5)	1.2
H1 2011	1.7	1.5	0.5	3.7

Change	0.8	(1.3)	(2.0)	(2.5)
Revenue	2.8	0.8	(0.4)	3.2
Service revenue	2.1	0.9	(0.6)	2.4
Service revenue for the quarter ended 31 March 2011	2.5	0.1	(2.2)	0.4
Data revenue	26.4	1.2	(1.2)	26.4
Fixed line revenue	5.2	1.7	(3.5)	3.4
Emerging markets service revenue	11.8	3.4	6.8	22.0
Vodafone Global Enterprise revenue	8	—	3	11
Adjusted EBITDA	(0.7)	1.4	(1.1)	(0.4)
Adjusted operating profit	1.8	2.5	(1.2)	3.1

Europe
Service revenue
31 March 2010	(3.8)	0.1	4.6	0.9
31 March 2009	(1.7)	2.5	13.2	14.0

Change	(2.1)	(2.4)	(8.6)	(13.1)
Service revenue for the six months ended 31 March 2011	(0.3)	0.2	(3.5)	(3.6)
Service revenue for the quarter ended 31 March 2011	(0.8)	0.2	(3.2)	(3.8)
Northern Europe service revenue growth	2.7	(1.2)	(2.8)	(1.3)
Southern Europe service revenue growth	(2.9)	1.2	(3.5)	(5.2)
Enterprise revenue	0.5	0.2	(3.2)	(2.5)
Germany — service revenue excluding the impact of termination rate cuts	2.1	—	(4.1)	(2.0)
Germany — data revenue	27.9	—	(5.1)	22.8
Germany — enterprise revenue	3.6	—	(4.2)	(0.6)
Italy — data revenue	21.5	—	(4.8)	16.7
Spain — data revenue	14.8	—	(4.8)	10.0
UK — data revenue	28.5	—	—	28.5
Greece — service revenue	(19.4)	—	(3.2)	(22.6)
Turkey — service revenue	28.9	3.6	2.7	35.2

Africa, Middle East and Asia Pacific
Service revenue for the quarter ended 31 March 2011	11.8	(1.3)	0.7	11.2
Vodacom — data revenue(1)	43.8	9.7	15.2	68.7
South Africa — data revenue	41.8	9.5	15.6	66.9
Egypt — service revenue	(0.8)	—	(1.0)	(1.8)
Egypt — data revenue	37.7	—	(1.5)	36.2
Ghana — service revenue	21.0	—	1.6	22.6
Indus Towers — contribution to India service revenue growth	1.7	—	0.1	1.8
Percentage point reduction in adjusted EBITDA margin	(0.6)	1.0	(0.2)	0.2

Verizon Wireless
Revenue	6.0	—	2.6	8.6
Service revenue(2)	5.8	—	2.6	8.4
Adjusted EBITDA	6.7	(0.1)	2.7	9.3
Group’s share of result of Verizon Wireless	8.5	(0.1)	2.7	11.1

Vodafone Group Plc Annual Report 2011   145
Additional information

	Organic	M&A	Foreign	Reported
	change	activity	exchange	change
	%	pps	pps	%

31 March 2010
Group
Service revenue	(1.6)	4.9	5.6	8.9
Data revenue	19.3	6.9	6.8	33.0
Fixed line revenue	7.9	6.0	6.7	20.6
Emerging markets service revenue	7.9	31.3	7.9	47.1

Europe
Service revenue	(3.8)	0.1	4.6	0.9
Data revenue	17.7	—	5.5	23.2
Fixed line revenue	7.5	—	6.3	13.8
Enterprise revenue	(4.8)	—	4.5	(0.3)
Germany — service revenue for the quarter ended 31 March 2010	(1.6)	—	(2.4)	(4.0)
Germany — mobile service revenue	(5.0)	—	6.0	1.0
Germany — mobile service revenue for the quarter ended 31 March 2010	(1.8)	—	(2.3)	(4.1)
Germany — fixed line revenue	1.3	—	6.1	7.4
Spain — service revenue for the quarter ended 31 March 2010	(6.2)	—	(2.3)	(8.5)
UK — service revenue for the quarter ended 31 March 2010	(2.6)	—	—	(2.6)
Greece — service revenue	(14.5)	—	5.6	(8.9)
Netherlands — service revenue	3.0	—	6.4	9.4
Portugal — service revenue	(4.9)	—	6.1	1.2
Romania — service revenue	(19.9)	—	5.2	(14.7)
Romania — adjusted EBITDA	(26.5)	—	4.7	(21.8)
Turkey — service revenue for the quarter ended 31 March 2010	31.3	—	1.5	32.8

Africa, Middle East and Asia Pacific
India — service revenue for the quarter ended 31 March 2010	6.5	—	0.1	6.6
Indus Towers — contribution to India service revenue growth for the quarter ended 31 March 2010	0.3	—	0.1	0.4
Vodacom — data revenue	32.9	155.3	57.3	245.5
Egypt — service revenue	1.3	—	4.7	6.0
Egypt — data and fixed line revenue	64.2	—	4.4	68.6

Verizon Wireless
Revenue	5.0	11.8	5.5	22.3
Service revenue	6.3	11.7	5.6	23.6
Adjusted EBITDA	4.4	10.9	5.4	20.7
Group’s share of result of Verizon Wireless	8.0	2.5	5.6	16.1

31 March 2009
Group
Service revenue	(0.3)	3.1	13.1	15.9
Data revenue	25.9	0.7	17.1	43.7
Fixed line revenue	2.1	21.3	22.1	45.5
Emerging markets service revenue(3)	6.4	14.2	6.4	27.0

Europe
Germany — service revenue	(2.5)	(0.1)	17.6	15.0
Italy — service revenue	1.2	4.7	19.2	25.1
Spain — service revenue	(4.9)	2.5	17.7	15.3
UK — service revenue	(1.1)	0.3	—	(0.8)

Africa, Middle East and Asia Pacific
India — pro-forma revenue	33	9	6	48
Vodacom — service revenue	13.8	2.1	(5.2)	10.7

Notes:

(1)	Data revenue in South Africa grew by 41.8%(*). Excluding the impact of reclassifications between messaging and data revenue during the year, data revenue grew by 35.9%(*).

(2)	Organic growth rates include the impact of a non-cash revenue adjustment which was recorded to properly defer previously recognised data revenue that will be earned and recognised in future periods. Excluding this the equivalent growth rates for service revenue, revenue, adjusted EBITDA and the Group’s share of result in Verizon Wireless would have been 6.4%(*), 6.6%(*), 8.2%(*) and 10.8%(*) respectively.

(3)	Excludes India, Ghana and Qatar as these were not owned for the full financial year.

146   Vodafone Group Plc Annual Report 2011
Form 20-F cross reference guide
This annual report on Form 20-F for the fiscal year ended 31 March 2011 has not been approved or disapproved by the SEC nor has the SEC passed judgement upon the adequacy or accuracy of this document. The table below sets out the location in this document of the information required by SEC Form 20-F.

Item	Form 20-F caption	Location in this document	Page

1	Identity of directors, senior management and advisers	Not applicable		—

2	Offer statistics and expected timetable	Not applicable		—

3	Key information
	3A Selected financial data	Selected financial data		151
		Shareholder information — Inflation and foreign currency translation		134
	3B Capitalisation and indebtedness	Not applicable		—
	3C Reasons for the offer and use of proceeds	Not applicable		—
	3D Risk factors	Principal risk factors and uncertainties		45 to 46

4	Information on the Company
	4A History and development of the company	History and development		139
		Contact details		BC
	4B Business overview	About us		2 to 3
		Vodafone at a glance		4 to 5
		Mobile telecommunications industry		8 to 9
		Focus on key areas of growth potential — Mobile data		15 to 19
		Focus on key areas of growth potential — Enterprise		22
		Focus on key areas of growth potential — Total communications		23
		Focus on key areas of growth potential — New services		24
		Operating results		34 to 43
	4C Organisational structure	Note 12 “Principal subsidiaries”		103
		Note 13 “Investments in joint ventures”		104
		Note 14 “Investments in associates”		105
		Note 15 “Other investments”		105
	4D Property, plant and equipment	About us		2 to 3
		Financial position and resources		47 to 51
		Sustainable business		30 to 31

4A	Unresolved staff comments	None		—

5	Operating and financial review and prospects
	5A Operating results	Operating results		34 to 43
		Note 22 “Borrowings”		113 to 117
		Shareholder information — Inflation and foreign currency translation		134
		Regulation		140 to 142
	5B Liquidity and capital resources	Financial position and resources — Liquidity and capital resources		48 to 51
		Note 21 “Capital and financial risk management”		110 to 112
		Note 22 “Borrowings”		113 to 117
	5C Research and development, patents and licences, etc	Focus on key areas of growth potential — Mobile data		17
		Note 4 “Operating profit”		92
		Regulation — Licences		142
	5D Trend information	Mobile telecommunications industry		8 to 9
	5E Off-balance sheet arrangements	Financial position and resources — Off-balance sheet arrangements		51
		Note 27 “Commitments”		121
		Note 28 “Contingent liabilities”		121 to 122
	5F Tabular disclosure of contractual obligations	Financial position and resources — Contractual obligations and contingencies		47
	5G Safe harbor	Forward-looking statements		148

6	Directors, senior management and employees
	6A Directors and senior management	Board of directors and Group management		52 to 54
	6B Compensation	Directors’ remuneration		62 to 73
	6C Board practices	Corporate governance		55 to 61
		Directors’ remuneration		62 to 73
		Board of directors and Group management		52 to 54
	6D Employees	People		32 to 33
		Note 31 “Employees”		124
	6E Share ownership	Directors’ remuneration		62 to 73
		Note 20 “Share-based payments”		108 to 109

7	Major shareholders and related party transactions
	7A Major shareholders	Shareholder information — Major shareholders		134
	7B Related party transactions	Directors’ remuneration		62 to 73
		Note 28 “Contingent liabilities”		121 to 122
		Note 30 “Related party transactions”		123 to 124
	7C Interests of experts and counsel	Not applicable		—

Vodafone Group Plc Annual Report 2011   147
Additional information

Item	Form 20-F caption	Location in this document	Page

8	Financial information
	8A Consolidated statements and other financial information	Financials	74 to 124
		Audit report on the consolidated financial statements	79
		Note 28 “Contingent liabilities”	121 to 122
		Financial position and resources	47 to 51
	8B Significant changes	Subsequent events	A-1 to A-6

9	The offer and listing
	9A Offer and listing details	Shareholder information — Share price history	133
	9B Plan of distribution	Not applicable	—
	9C Markets	Shareholder information — Markets	134
	9D Selling shareholders	Not applicable	—
	9E Dilution	Not applicable	—
	9F Expenses of the issue	Not applicable	—

10	Additional information
	10A Share capital	Not applicable	—
	10B Memorandum and articles of association	Shareholder information — Articles of association and applicable English law	134 to 136
	10C Material contracts	Shareholder information — Material contracts	137
	10D Exchange controls	Shareholder information — Exchange controls	137
	10E Taxation	Shareholder information — Taxation	137 to 138
	10F Dividends and paying agents	Not applicable	—
	10G Statement by experts	Not applicable	—
	10H Documents on display	Shareholder information — Documents on display	137
	10I Subsidiary information	Not applicable	—

11	Quantitative and qualitative disclosures about market risk	Note 21 “Capital and financial risk management”	110 to 112

12	Description of securities other than equity securities
	12A Debt securities	Not applicable	—
	12B Warrants and rights	Not applicable	—
	12C Other securities	Not applicable	—
	12D American depositary shares	ADR payment information

13	Defaults, dividend arrearages and delinquencies	Not applicable	—

14	Material modifications to the rights of security holders and use of proceeds	Not applicable	—

15	Controls and procedures	Corporate governance	55 to 61
		Directors’ statement of responsibility — Management’s report on internal control over financial reporting	75
		Audit report on internal controls	76

16	16A Audit Committee financial expert	Corporate governance — Board committees	57 to 58
	16B Code of ethics	Corporate governance	55 to 61
	16C Principal accountant fees and services	Note 4 “Operating profit” Corporate governance — Auditor	92 60
	16D Exemptions from the listing standards for audit committees	Not applicable	—
	16E Purchase of equity securities by the issuer and affiliated purchasers	Financial position and resources	47 to 51
	16F Change in registrant’s certifying accountant	Not applicable	—
	16G Corporate governance	Corporate governance — US listing requirements	60

17	Financial statements	Not applicable	—

18	Financial statements	Financials(1)	74 to 124
	18A Separate financial statements required by Rule 3-09 of Regulation S-X	Financials	B-1
	18B Report of Independent Registered Public Accounting Firm	Financials	B-30

19	Exhibits	Filed with the SEC	Index to Exhibits

148   Vodafone Group Plc Annual Report 2011
Forward-looking statements
This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.
In particular, such forward-looking statements include statements with respect to:
•	the Group’s expectations regarding its financial and operating performance, including statements contained within the Chief Executive’s review on pages 10 to 11, the Group’s 7% dividend per share growth target contained on pages 6, 27, 44 and 48, and the guidance statement for the 2012 financial year and the medium-term guidance statement for the three financial years ending 31 March 2014 on page 44 of this document, and the performance of joint ventures, associates, including Verizon Wireless and VHA, other investments and newly acquired businesses;

•	intentions and expectations regarding the development of products, services and initiatives introduced by, or together with, Vodafone or by third parties, including new mobile technologies, such as the introduction of 4G, the Vodafone M-Pesa money transfer system, tablets and an increase in download speeds and 3G sites;

•	expectations regarding the global economy and the Group’s operating environment, including future market conditions, growth in the number of worldwide mobile phone users and other trends, including increased data usage;

•	revenue and growth expected from the Group’s total communications strategy, including data revenue growth, and its expectations with respect to long-term shareholder value growth;

•	mobile penetration and coverage rates, termination rate cuts, the Group’s ability to acquire spectrum, expected growth prospects in the Europe, Africa, Middle East and Asia Pacific regions and growth in customers and usage generally;

•	expected benefits associated with the merger of Vodafone Australia and Hutchison 3G Australia;

•	anticipated benefits to the Group from cost efficiency programmes;

•	possible future acquisitions, including increases in ownership in existing investments, the timely completion of pending acquisition transactions and pending offers for investments, including licence acquisitions, and the expected funding required to complete such acquisitions or investments;

•	expectations regarding the Group’s future revenue, operating profit, adjusted EBITDA margin, free cash flow, capital intensity, depreciation and amortisation charges, foreign exchange rates, tax rates and capital expenditure;

•	expectations regarding the Group’s access to adequate funding for its working capital requirements and share buyback programmes, and the rate of dividend growth by the Group (including the Group’s 7% dividend per share growth target) or its existing investments; and

•	the impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential regulatory changes.
Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following:
•	general economic and political conditions in the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments;

•	increased competition, from both existing competitors and new market entrants, including mobile virtual network operators;

•	levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services in a timely manner, particularly data content and services;

•	rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations, including as a result of third party or vendor marketing efforts;

•	the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services;

•	the Group’s ability to generate and grow revenue from both voice and non-voice services and achieve expected cost savings;

•	a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays;

•	slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure;

•	the Group’s ability to expand its spectrum position, win 3G and 4G allocations and realise expected synergies and benefits associated with 3G and 4G;

•	the Group’s ability to secure the timely delivery of high quality, reliable handsets, network equipment and other key products from suppliers;

•	loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets;

•	changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes;

•	the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, franchises, brand licences, platform sharing or other arrangements with third parties, particularly those related to the development of data and internet services;

•	acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities which may have a negative impact on the Group’s financial condition and results of operations;

•	the Group’s ability to integrate acquired business or assets and the imposition of any unfavourable conditions, regulatory or otherwise, on any pending or future acquisitions or dispositions;

•	the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition;

•	developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends;

•	the Group’s ability to satisfy working capital requirements through borrowing in capital markets, bank facilities and operations;

•	changes in foreign exchange rates, including particularly the exchange rate of pounds sterling to the euro and the US dollar;

•	changes in the regulatory framework in which the Group operates, including the commencement of legal or regulatory action seeking to regulate the Group’s permitted charging rates;

•	the impact of legal or other proceedings against the Group or other companies in the communications industry; and

•	changes in statutory tax rates and profit mix, the Group’s ability to resolve open tax issues and the timing and amount of any payments in respect of tax liabilities.
Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Principal risk factors and uncertainties” on pages 45 and 46 of this document. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Vodafone Group Plc Annual Report 2011   149
Additional information
Definition of terms

2G	2G networks are operated using global system for mobile (‘GSM’) technology which offer services such as voice, text messaging and basic data. In addition, all the Group’s controlled networks support general packet radio services (‘GPRS’), often referred to as 2.5G. GPRS allows mobile devices to access IP based data services such as the internet and email.

3G	A cellular technology based on wide band CDMA delivering voice and data services.

4G	4G or LTE technology offers even faster data transfer speeds than 3G/HSPA, increases network capacity and is able to deliver sustained customer throughputs of between 6-12 Mbps in real network conditions.

Acquisition costs	The total of connection fees, trade commissions and equipment costs relating to new customer connections.

ADR	American depositary receipts is a mechanism designed to facilitate trading in shares of non-US companies in the US stock markets. The main purpose is to create an instrument which can easily be settled through US stock market clearing systems.

ADS	American depositary shares are shares evidenced by american depositary receipts. ADSs are issued by a depositary bank and represent one or more shares of a non-US issuer held by the depositary bank. The main purpose of ADSs is to facilitate trading in shares of non-US companies in the US markets and, accordingly, ADRs which evidence ADSs are in a form suitable for holding in US clearing systems.

AGM	Annual general meeting.

ARPU	Service revenue excluding fixed line revenue, fixed advertising revenue, revenue related to business managed services and revenue from certain tower sharing arrangements divided by average customers.

Capital expenditure	This measure includes the aggregate of capitalised property, plant and equipment additions and capitalised software costs.

CDMA	Code-division multiple access refers to any of several protocols used in 2G and 3G communications. It allows numerous signals to occupy a single transmission channel, optimising availability of bandwidth.

Churn	Total gross customer disconnections in the period divided by the average total customers in the period.

Controlled and jointly controlled	Controlled and jointly controlled measures include 100% for the Group’s mobile operating subsidiaries and the Group’s proportionate share for joint ventures.

Customer costs	Customer costs include acquisition costs, being the total of connection fees, trade commissions and equipment costs relating to new customer connections, and retention costs, being the total of trade commissions, loyalty scheme and equipment costs relating to customer retention and upgrades, as well as expenses related to ongoing commissions.

Depreciation and other amortisation	This measure includes the profit or loss on disposal of property, plant and equipment and computer software.

Direct costs	Direct costs include interconnect costs and other direct costs of providing services.

DSL	A digital subscriber line which is a fixed line enabling data to be transmitted at theoretical peak speeds of up to 16 Mbps.

DTT	Digital terrestrial television.

Adjusted EBITDA	Operating profit excluding share in results of associates, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses and other operating income and expense.

EDGE	In most our networks we also provide an advanced version of GPRS called enhanced data rates for GSM evolution (‘EDGE’). This provides download speeds of over 200 kilobits per second (‘kbps’) to customers.

Emerging markets	India, Vodacom, Egypt, Turkey, Ghana, Qatar and Fiji.

Fixed broadband customer	A fixed broadband customer is defined as a physical connection or access point to a fixed line network.

FRC	Financial Reporting Council.

Free cash flow	Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments and dividends paid to non-controlling shareholders in subsidiaries but before licence and spectrum payments and for the year ended 31 March 2011 other items in respect of: the UK CFC settlement, tax relating to the disposal of China Mobile Limited, the SoftBank disposal and the court deposit made in respect of the India tax case.

FSA	Financial Services Authority.

HSDPA	High speed downlink packet access is a wireless technology enabling theoretical network to mobile data transmission speeds of up to 43.2 Mbps.

HSPA	High speed packet access or third generation (‘3G’) is a wireless technology operating wideband code division multiple access (‘W-CDMA’) technology, providing customers with voice, video telephony, multimedia messaging and high speed data services.

Impairment	A downward revaluation of an asset.

‘in the cloud’	This means the customer has little or no equipment at their premises and all the equipment and capability is run from the Vodafone network instead. This removes the need for customers to make capital investment and instead they have an operating cost model with a recurring monthly fee.

Interconnect costs	A charge paid by Vodafone to other fixed line or mobile operators when a Vodafone customer calls a customer connected to a different network.

IP	Internet protocol (‘IP’) is the method by which data is sent from one computer to another on the internet.

LAN	A local area network supplies networking capability to a group of computers in close proximity to each other.

LTE	Long-term evolution (‘LTE’) is 4G technology which offers even faster data transfer speeds than 3G/HSPA, increases network capacity and is able to deliver sustained customer throughputs of between 6-12 Mbps in real network conditions.

Mark-to-market	Mark-to-market or fair value accounting refers to accounting for the value of an asset or liability based on the current market price of the asset or liability.

150   Vodafone Group Plc Annual Report 2011
Definition of terms continued

Mobile broadband	Also known as mobile internet (see below).

Mobile customer	A mobile customer is defined as a subscriber identity module (‘SIM’), or in territories where SIMs do not exist, a unique mobile telephone number, which has access to the network for any purpose, including data only usage, except telemetric applications. Telemetric applications include, but are not limited to, asset and equipment tracking, mobile payment and billing functionality, e.g. vending machines and meter readings, and include voice enabled customers whose usage is limited to a central service operation, e.g. emergency response applications in vehicles.

Mobile internet	Browser based access to the internet or web applications using a mobile device, such as a smartphone, connected to a wireless network.

Mobile termination rate (‘MTR’)	A per minute charge paid by a telecommunications network operator when a customer makes a call to another mobile or fixed line network operator.

MVNO	Mobile virtual network operators, companies that provide mobile phone services but do not have their own licence of spectrum or the infrastructure required to operate a network.

Net debt	Long-term borrowings, short-term borrowings and mark-to-market adjustments on financing instruments less cash and cash equivalents.

Net promoter score	Net promoter score (‘NPS’) is a customer loyalty metric used to monitor customer satisfaction.

Operating costs	Operating expenses plus customer costs other than acquisition and retention costs.

Operating expenses	Operating expenses comprise primarily of network and IT related expenditure, support costs from HR and finance and certain intercompany items.

Operating free cash flow	Cash generated from operations after cash payments for capital expenditure (excludes capital licence and spectrum payments) and cash receipts from the disposal of intangible assets and property, plant and equipment.

Organic growth	The percentage movements in organic growth are presented to reflect operating performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates.

Partner markets	Markets in which the Group has entered into a partner agreement with a local mobile operator enabling a range of Vodafone’s global products and services to be marketed in that operator’s territory and extending Vodafone’s reach into such markets.

Penetration	Number of SIMs in a country as a percentage of the country’s population. Penetration can be in excess of 100% due to customers’ owning more than one SIM.

Petabyte	A petabyte is a measure of data usage. One petabyte is a million gigabytes.

Pps	Percentage points.

Pro-forma growth	Pro-forma growth is organic growth adjusted to include acquired business for the whole of both periods.

Reported growth	Reported growth is based on amounts reported in pounds sterling as determined under IFRS.

RAN	Radio access network is part of a mobile telecommunication system which conceptually sits between the mobile phone and the base station.

Retention costs	The total of trade commissions, loyalty scheme and equipment costs relating to customer retention and upgrade.

Roaming	Allows our customers to make calls on other operators’ mobile networks while travelling abroad.

Service revenue	Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.

Smartphone devices	A smartphone is a mobile phone offering advanced capabilities including access to email and the internet.

Smartphone penetration	The number of smartphone devices divided by the number of registered SIMs, excluding data only SIMs.

Spectrum	The radio frequency bands and channels assigned for telecommunication services.

Tablet device	A tablet is a slate shaped, mobile or portable, casual computing device equipped with a finger operated touchscreen or stylus, for example, the Apple iPad.

Visitor revenue	Amounts received by a Vodafone operating company when customers of another operator, including those of other Vodafone companies, roam onto its network.

Wi-Fi	A Wi-Fi enabled device such as a smartphone can connect to the internet when within a range of a wireless network connected to the internet.

Vodafone Group Plc Annual Report 2011   151
Selected financial data

At/for the year ended 31 March	2011	2010	2009	2008	2007

Consolidated income statement data (£m)
Revenue	45,884	44,472	41,017	35,478	31,104
Operating profit/(loss)	5,596	9,480	5,857	10,047	(1,564)
Profit/(loss) before taxation	9,498	8,674	4,189	9,001	(2,383)
Profit/(loss) for the financial year from continuing operations	7,870	8,618	3,080	6,756	(4,806)
Profit/(loss) for the financial year	7,870	8,618	3,080	6,756	(5,222)

Consolidated statement of financial position data (£m)
Total assets	151,220	156,985	152,699	127,270	109,617
Total equity	87,561	90,810	84,777	76,471	67,293
Total equity shareholders’ funds	87,555	90,381	86,162	78,043	67,067

Earnings per share(1)
Weighted average number of shares (millions)
— Basic	52,408	52,595	52,737	53,019	55,144
— Diluted	52,748	52,849	52,969	53,287	55,144

Basic earnings/(loss) per ordinary share (pence)
— Profit/(loss) from continuing operations	15.20p	16.44p	5.84p	12.56p	(8.94)p
— Profit/(loss) for the financial year	15.20p	16.44p	5.84p	12.56p	(9.70)p
Diluted earnings/(loss) per ordinary share
— Profit/(loss) from continuing operations	15.11p	16.36p	5.81p	12.50p	(8.94)p
— Profit/(loss) for the financial year	15.11p	16.36p	5.81p	12.50p	(9.70)p

Cash dividends(1)(2)
Amount per ordinary share (pence)	8.90p	8.31p	7.77p	7.51p	6.76p
Amount per ADS (pence)	89.0p	83.1p	77.7p	75.1p	67.6p

Amount per ordinary share (US cents)	14.33c	12.62c	11.11c	14.91c	13.28c
Amount per ADS (US cents)	143.3c	126.2c	111.1c	149.1c	132.8c

Other data
Ratio of earnings to fixed charges(3)	5.7	3.6	1.2	3.9	—
Ratio of earnings to fixed charges deficit(3)	—	—	—	—	(4,389)

Notes:

(1)	See note 8 to the consolidated financial statements, “Earnings per share”. Earnings and dividends per ADS is calculated by multiplying earnings per ordinary share by ten, the number of ordinary shares per ADS. Dividend per ADS is calculated on the same basis.

(2)	The final dividend for the year ended 31 March 2011 was proposed by the directors on 17 May 2011 and is payable on 5 August 2011 to holders of record as of 3 June 2011. The total dividends have been translated into US dollars at 31 March 2011 for purposes of the above disclosure but the dividends are payable in US dollars under the terms of the ADS depositary agreement.

(3)	For the purposes of calculating these ratios, earnings consist of profit before tax adjusted for fixed charges, dividend income from associates, share of profits and losses from associates, interest capitalised, interest amortised and profits and losses on ordinary activities before taxation from discontinued operations. Fixed charges comprise one third of payments under operating leases, representing the estimated interest element of these payments, interest payable and similar charges, interest capitalised and preferred share dividends.

152   Vodafone Group Plc Annual Report 2011
Notes

Vodafone, the Vodafone logo, Vodafone Mobile Broadband, The Vodafone Way, Vodafone Always Best Connected, TeleTu and Tele2, Vodafone TV, Vodafone WebBox, M-PESA, Vodafone One Net, Vodafone Sure Signal, Vodafone Mobile Connect and Vodacom are trade marks of the Vodafone Group. World of Difference and Mobiles for Good are trade marks of the Vodafone Foundation. RIM and BlackBerry are registered with the US Patent and Trademark Office and may be pending or registered in other countries. Microsoft, Windows Mobile and ActiveSync are either registered trade marks or trade marks of Microsoft Corporation in the US and/or other countries. Google, Google Maps and Android are trademarks of Google Inc. Apple, iPhone and iPad are trade marks of Apple Inc., registered in the US and other countries. Other product and company names mentioned herein may be the trade marks of their respective owners. The content of our website (www.vodafone.com) should not be considered to form part of this annual report or our annual report on Form 20-F. Copyright © Vodafone Group 2011 FSC www.fsc.org MIX From responsible sources FSC@ C018444 This report has been printed on Revive 75 Special Silk paper. The composition of the paper is 50% de-inked post consumer waste, 25% pre-consumer waste and 25% virgin wood fibre. It has been certified according to the rules of the Forest Stewardship Council (FSC). It is manufactured at a mill that has been awarded the ISO14001 certificate for environmental management. The mill uses pulps that are elemental chlorine free (ECF) and totally chlorine free (TCF) process and the inks used are all vegetable oil based. Printed at St Ives Westerham Press Ltd, ISO14001, FSC certified and CarbonNeutral®. Designed and produced by Addison, www.addison.co.uk

Berkshire RG14 2FN England Registered in England No. 1833679 Telephone: +44 (0) 1635 33251 Fax: +44 (0) 1635 238080 www.vodafone.com Contact details Investor Relations Telephone: +44 (0) 7919 990230 Email: ir@vodafone.co.uk Website: www.vodafone.com/investor Media Relations Telephone: +44 (0) 1635 664444 Email: groupmediarelations@vodafone.com Website: www.vodafone.com/media Sustainability Email: sustainability@vodafone.com Website: www.vodafone.com/sustainability

Events occurring subsequent to the approval of the Company’s Annual Report on 17 May 2011
SFR
Further to the announcement dated 3 April 2011 (see note 32 to the consolidated financial statements), and following clearance of the transaction by the relevant competition and regulatory authorities, the Group announced on 16 June 2011 the completion of the disposal of its entire 44% shareholding in SFR to Vivendi.
The Group received cash consideration of €7.75 billion (£6.8 billion) from Vivendi and a final dividend from SFR of €200 million (£176 million). Vodafone and SFR have also entered into a Partner Market agreement which will maintain their commercial co-operation.
Indian tax case
In light of the uncertainty created by the Indian tax authority’s actions set out in note 28 to the consolidated financial statements, Vodafone International Holdings BV, through its indirect wholly owned subsidiary, Euro Pacific Securities Ltd, has sought confirmation from the Authority for Advanced Rulings (‘AAR’) in India on whether withholding tax is due in respect of consideration payable on the acquisition of Essar Group’s offshore holding in Vodafone Essar Limited. The hearing at the AAR has been further adjourned until 1 July 2011. The first possible tax payment date will be 7 July 2011.

Information contained within this Annual Report on Form 20-F
The following treasury shares, beneficial interests, share price history, shareholder information and regulation information contained within the Annual Report on Form 20-F has been updated to reflect the position as at 14 June 2011:
Treasury Shares
(Information as at the approval of the Company’s Annual Report on 17 May is disclosed on page 49 of this Annual Report on Form 20-F)
Details of the shares purchased to 14 June 2011 (inclusive), including those purchased under irrevocable instructions, are as follows:

				Total number of
				shares purchased	Maximum value of
			Average price paid	under share	shares that may yet
	Number of shares		per share inclusive of	repurchase	be purchased under
Date of share	purchased(1)		transaction costs	programme(2)	the programme(3)
purchase	‘000		Pence	‘000	£m

September 2010	115,400		161.78	115,400	2,613
October 2010	187,500		165.50	302,900	2,303
November 2010	209,400		170.21	512,300	1,947
December 2010	162,900		167.44	675,200	1,674
January 2011	177,090		176.67	852,290	1,361
February 2011	134,700		179.23	986,990	1,120
March 2011	250,900		177.26	1,237,890	675
April 2011	135,100		176.81	1,372,990	436
May 2011	179,300		170.84	1,552,290	130
June 1 to June 14, 2011 (inclusive)	79,373		163.23	1,631,663	—

Total	1,631,663	(4)	171.60	1,631,663

Notes:

(1)	The nominal value of shares purchased is 11 3/7 US cents each.

(2)	No shares were purchased outside the publicly announced share buyback programme.

(3)	In accordance with the shareholder authority granted at the 2010 AGM.

(4)	The total number of shares purchased represents 3.19% of our issued share capital at 14 June 2011.
The aggregate amount of consideration paid by the Company for the shares at 14 June 2011 was £2,800 million.

Beneficial interests
(Information as at the approval of the Company’s Annual Report on 17 May is disclosed on page 73 of this Annual Report on Form 20-F)
The beneficial interests of directors and their connected persons in the ordinary shares of the Company, which includes interests in the Vodafone Share Incentive Plan, but which excludes interests in the Vodafone Group share options schemes, and the Vodafone Group short-term or long-term incentives, are shown below:

				1 April 2010
				or date of
	14 June 2011	16 May 2011	31 March 2011	appointment

Sir John Bond	370,677	370,677	370,677	357,584
John Buchanan	222,223	222,223	222,223	211,055
Vittorio Colao	2,307,663	2,307,663	2,307,663	1,575,567
Andy Halford	2,336,070	2,335,914	2,335,622	2,186,541
Michel Combes	670,745	670,589	670,297	392,223
Stephen Pusey	544,733	544,733	544,733	402,599
Renee James(1)	50,000	50,000	50,000	—
Alan Jebson	82,340	82,340	82,340	82,340
Samuel Jonah	55,350	55,350	55,350	—
Gerard Kleisterlee(1)	—	—	N/A	—
Nick Land	35,000	35,000	35,000	35,000
Anne Lauvergeon	28,936	28,936	28,936	28,936
Simon Murray (retired 27 July 2010)	N/A	N/A	N/A	246,250
Luc Vandevelde	89,030	89,030	89,030	72,829
Anthony Watson	115,000	115,000	115,000	115,000
Philip Yea	61,250	61,250	61,250	61,250

(1)	Non-executive directors appointed to the Board as follows: Renee James 1 January 2011, Gerard Kleisterlee 1 April 2011.
At 31 March 2011 and during the period from 1 April 2011 to 14 June 2011, no director had any interest in the shares of any subsidiary company. Other than those individuals included in the table above who were Board members at 31 March 2011, members of the Group’s Executive Committee at 31 March 2011 had an aggregate beneficial interest in 2,755,152 ordinary shares of the Company. At 14 June 2011 the directors had an aggregate beneficial interest in 6,969,017 ordinary shares of the Company and the Executive Committee members had an aggregate beneficial interest in 2,756,048 ordinary shares of the Company. None of the directors or the Executive Committee members had an individual beneficial interest amounting to greater than 1% of the Company’s ordinary shares.

Interests in share options of the company
At 14 June 2011 there had been no change to the directors’ interests in share options from 31 March 2011.
Other than those individuals included in the table above, at 14 June 2011, members of the Group’s Executive Committee held options for 2,620,271 ordinary shares at prices ranging from 115.3 pence to 167.8 pence per ordinary share, with a weighted average exercise price of 161.9 pence per ordinary share exercisable at dates ranging from July 2008 to July 2017.
Sir John Bond, John Buchanan, Alan Jebson, Renee James, Samuel Jonah, Gerard Kleisterlee, Nick Land, Anne Lauvergeon, Luc Vandevelde, Anthony Watson and Philip Yea held no options at 14 June 2011.
Share price history
(Information as at the approval of the Company’s Annual Report on 17 May is disclosed on page 133 of this Annual Report on Form 20-F)
The closing share price at 31 March 2011 was 176.5 pence (31 March 2010: 152.0 pence). The closing share price on 14 June 2011 was 160.75 pence.
The following tables set out, for the periods indicated, i) the reported high and low middle market quotations of ordinary shares on the London Stock Exchange and ii) the reported high and low sales prices of ADSs on the New York Stock Exchange (“NYSE”)/NASDAQ. The Company transferred its ADSs from the NYSE to NASDAQ on 29 October 2009.

	London Stock Exchange Pounds per		NYSE/NASDAQ(1)
	ordinary share		Dollars per ADS
Year ended 31 March	High	Low	High	Low

2007	1.54	1.08	29.85	20.07
2008	1.98	1.36	40.87	26.88
2009	1.70	0.96	32.87	15.30
2010	1.54	1.11	24.04	17.68
2011	1.85	1.27	32.70	18.21

	London Stock Exchange Pounds per		NYSE/NASDAQ(1)
	ordinary share		Dollars per ADS
Quarter	High	Low	High	Low

2009/10
First quarter	1.33	1.11	20.08	17.68
Second quarter	1.44	1.12	23.85	18.25
Third quarter	1.45	1.32	24.04	21.10
Fourth quarter	1.54	1.32	23.32	21.32

2010/11
First quarter	1.53	1.27	23.79	18.21
Second quarter	1.65	1.36	25.80	20.71
Third quarter	1.80	1.57	28.52	28.84
Fourth quarter	1.85	1.67	32.70	26.34

2011/2012
First quarter (2)	1.79	1.59	29.46	25.73

	London Stock Exchange Pounds per		NYSE/NASDAQ(1)
	ordinary share		Dollars per ADS
Month	High	Low	High	Low

November 2010	1.80	1.59	28.52	24.84
December 2010	1.72	1.60	27.10	25.62
January 2011	1.85	1.68	32.70	26.34
February 2011	1.83	1.72	29.75	27.90
March 2011	1.85	1.67	29.67	26.71
April 2011	1.83	1.69	29.46	28.06
May 2011	1.74	1.66	29.27	27.12
June 2011(2)	1.64	1.59	27.14	25.73

Notes:

(1)	The Company transferred its ADSs from the NYSE to NASDAQ on 29 October 2009.

(2)	Covering period to 14 June 2011.
Shareholder information
(Information as at the approval of the Company’s Annual Report on 17 May is disclosed on page 134 of this Annual Report on Form 20-F)
Markets
Ordinary shares of Vodafone Group Plc are traded on the London Stock Exchange and in the form of ADSs on NASDAQ. The Company had a total market capitalisation of approximately £82.3 billion at 14 June 2011, making it the second largest listing in The Financial Times Stock Exchange 100 index and the 29th largest company in the world based on market capitalisation at that date.
Geographical analysis of shareholders
At 31 March 2011 approximately 46.9% of the Company’s shares were held in the UK, 30.2% in North America, 14.4% in Europe (excluding the UK) and 8.5% in the rest of the world.
Major shareholders
BNY Mellon, as custodian of the Company’s ADR programme, held approximately 17.45% of the Company’s ordinary shares of 11 3/7 US cents each at 14 June 2011 as nominee. The total number of ADRs outstanding at 14 June 2011 was 893,258,980. At this date 1,372 holders of record of ordinary shares had registered addresses in the US and in total held approximately 0.007% of the ordinary shares of the Company. At 14 June 2011 the following percentage interests in the ordinary share capital of the Company, disclosable under the Disclosure and Transparency Rules, (DTR 5), have been notified to the directors:

Shareholder	Shareholding

Black Rock, Inc.	6.29%
Legal & General Group Plc	3.61%

The rights attaching to the ordinary shares of the Company held by these shareholders are identical in all respects to the rights attaching to all the ordinary shares of the Company. The directors are not aware, at 14 June 2011, of any other interest of 3% or more in the ordinary share capital of the Company. The Company is not directly or indirectly owned or controlled by any foreign government or any other legal entity. There are no arrangements known to the Company that could result in a change of control of the Company.
Regulation
(Information as at the approval of the Company’s Annual Report on 17 May is disclosed on page 141 of this Annual Report on Form 20-F)
United Kingdom
Vodafone and three other mobile operators appealed the national regulator’s final decision in respect of the wholesale mobile voice call termination rates that will apply from 1 April 2011 to 31 March 2015. The matter will now be considered by the UK Competition Commission whose final decision is expected in February or March 2012.

Cellco Partnership
(d/b/a Verizon Wireless)
Report of Independent Registered Public Accounting Firm
Consolidated Financial Statements
For the years ended
December 31, 2010, 2009 and 2008

Cellco Partnership (d/b/a Verizon Wireless)

Consolidated Statements of Income
Cellco Partnership (d/b/a Verizon Wireless)

	Years Ended December 31,
(Dollars in Millions)	2010	2009	2008

Operating Revenue (including $94, $102 and $106 from affiliates)
Service revenue	$55,994	$53,497	$42,635
Equipment and other	7,925	8,634	6,697

Total operating revenue	63,919	62,131	49,332

Operating Costs and Expenses (including $1,696, $1,651 and $1,541 from affiliates)
Cost of service (exclusive of items shown below)	8,342	7,722	6,015
Cost of equipment	11,423	12,222	9,705
Selling, general and administrative	18,727	18,289	14,220
Depreciation and amortization	7,458	7,347	5,405

Total operating costs and expenses	45,950	45,580	35,345

Operating Income	17,969	16,551	13,987

Other Income (Expenses)
Interest expense, net	(316)	(1,141)	(161)
Interest income and other, net	90	71	265

Income Before Provision for Income Taxes	17,743	15,481	14,091
Provision for income taxes	(1,067)	(797)	(802)

Net Income	$16,676	$14,684	$13,289

Net income attributable to non-controlling interest	295	286	263
Net income attributable to Cellco Partnership	16,381	14,398	13,026

Net Income	$16,676	$14,684	$13,289

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets — As Adjusted
Cellco Partnership (d/b/a Verizon Wireless)

	As of December 31,
(Dollars in Millions)	2010	2009

Assets
Current assets
Cash and cash equivalents	$5,331	$607
Receivables, net of allowances of $328 and $356	6,007	5,721
Due from affiliates, net	126	58
Inventories, net	1,072	1,373
Prepaid expenses and other current assets	608	3,335

Total current assets	13,144	11,094

Plant, property and equipment, net	32,253	30,850
Wireless licenses	72,843	72,005
Goodwill	17,434	17,303
Other intangibles and other assets, net	2,370	3,100

Total assets	$138,044	$134,352

Liabilities and Partners’ Capital
Current liabilities
Short-term debt, including current maturities	$4,869	$2,998
Due to affiliates	—	5,003
Accounts payable and accrued liabilities	7,139	6,123
Advance billings	2,090	1,695
Other current liabilities	912	415

Total current liabilities	15,010	16,234

Long-term debt	11,634	18,661
Deferred tax liabilities, net	10,514	10,593
Other non-current liabilities	1,464	1,877

Total liabilities	38,622	47,365

Partners’ capital
Capital	97,399	84,863
Accumulated other comprehensive income	61	136
Non-controlling interest	1,962	1,988

Total Partners’ capital	99,422	86,987

Total liabilities and Partners’ capital	$138,044	$134,352

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
Cellco Partnership (d/b/a Verizon Wireless)

	Years Ended December 31,
(Dollars in Millions)	2010	2009	2008

Cash Flows from Operating Activities
Net income	$16,676	$14,684	$13,289
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation and amortization	7,458	7,347	5,405
Provision for uncollectible receivables	746	696	507
Provision for deferred income taxes	65	147	176
Changes in current assets and liabilities, net of the effects of acquisition/disposition of businesses:
Receivables, net	(1,076)	(1,000)	(1,032)
Inventories, net	308	(127)	60
Prepaid expenses and other current assets	(104)	(42)	(74)
Accounts payable and accrued liabilities	1,505	(607)	(365)
Other operating activities, net	(31)	830	181

Net cash provided by operating activities	25,547	21,928	18,147

Cash Flows from Investing Activities
Capital expenditures (including capitalized software)	(8,438)	(7,152)	(6,510)
Acquisition of businesses and licenses, net of cash acquired	(332)	(4,881)	(10,277)
Proceeds from dispositions	2,594	—	—
Investment in debt obligations	—	—	(4,766)
Other investing activities, net	(495)	(29)	(526)

Net cash used in investing activities	(6,671)	(12,062)	(22,079)

Cash Flows from Financing Activities
Proceeds from affiliates	—	—	9,363
Repayments to affiliates	(5,005)	(6,291)	(3,891)
Net (decrease) increase in revolving affiliate borrowings	—	(457)	307
Issuance of long-term debt	—	9,223	10,324
Repayment of long-term debt	(5,016)	(17,028)	(1,505)
Distributions to partners	(3,845)	(3,138)	(1,529)
Other financing activities, net	(286)	(795)	(318)

Net cash (used in) provided by financing activities	(14,152)	(18,486)	12,751

Increase (decrease) in cash and cash equivalents	4,724	(8,620)	8,819
Cash and cash equivalents, beginning of year	607	9,227	408

Cash and cash equivalents, end of year	$5,331	$607	$9,227

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Partners’ Capital — As Adjusted
Cellco Partnership (d/b/a/ Verizon Wireless)

	Years Ended December 31,
(Dollars in Millions)	2010	2009	2008

Partners’ Capital
Balance at beginning of year	$84,863	$73,387	$62,404
Cumulative effect of change in accounting for pension and other post-employment benefits (Note 1)	—	—	(23)

Adjusted balance at beginning of year	84,863	73,387	62,381
Net income	16,381	14,398	13,026
Contributed capital	—	(344)	—
Distributions declared to partners	(3,845)	(2,582)	(2,085)
Other	—	4	65

Balance at end of year	97,399	84,863	73,387

Accumulated Other Comprehensive Income (Loss)
Balance at beginning of year	136	(93)	(50)
Cumulative effect of change in accounting for pension and other post-employment benefits (Note 1)	—	—	23

Adjusted balance at beginning of year	136	(93)	(27)
Unrealized (losses) gains on cash flow hedges, net	(66)	175	(53)
Defined benefit pension and postretirement plans	(9)	54	(13)

Other comprehensive (loss) income	(75)	229	(66)

Balance at end of year	61	136	(93)

Total Partners’ Capital Attributable to Cellco Partnership	97,460	84,999	73,294

Non-controlling Interest
Balance at beginning of year	1,988	1,692	1,681
Net income attributable to non-controlling interest	295	286	263
Contributed capital	—	31	—
Non-controlling interests in disposed/acquired company	(34)	497	—
Distributions	(287)	(280)	(249)
Acquisitions of non-controlling partnership interests	—	(240)	—
Other	—	2	(3)

Balance at end of year	1,962	1,988	1,692

Total Partners’ Capital	$99,422	$86,987	$74,986

Comprehensive Income
Net income	$16,676	$14,684	$13,289
Other comprehensive (loss) income per above	(75)	229	(66)

Total Comprehensive Income	$16,601	$14,913	$13,223

Comprehensive income attributable to non-controlling interest	$295	$286	$263
Comprehensive income attributable to Cellco Partnership	16,306	14,627	12,960

Total Comprehensive Income	$16,601	$14,913	$13,223

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
Cellco Partnership (d/b/a Verizon Wireless)
1. Description of Business and Summary of Significant Accounting Policies
Description of Business
Cellco Partnership (the “Partnership”), a Delaware general partnership doing business as Verizon Wireless, provides wireless voice and data services and related equipment using one of the most extensive and reliable wireless networks in the nation. Verizon Wireless continues to expand its penetration of data services and offerings of data devices for both consumer and business customers. The Partnership has one segment and operates domestically only. References to “our Partners” refers to Verizon Communications, and its subsidiaries (“Verizon”), which owns 55% of the Partnership, and Vodafone Group Plc, and its subsidiaries (“Vodafone”), which owns 45% of the Partnership.
These consolidated financial statements include transactions between the Partnership and Verizon and Vodafone (“Affiliates”) for the provision of services and financing pursuant to various agreements (see Notes 7 and 11).
Consolidated Financial Statements and Basis of Presentation
The consolidated financial statements of the Partnership include the accounts of its majority-owned subsidiaries and the partnerships in which the Partnership exercises control. Investments in businesses and partnerships which the Partnership does not control, but has the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method of accounting. Investments and partnerships which the Partnership does not have the ability to exercise significant influence over operating and financial policies are accounted for under the cost method of accounting. Equity and cost method investments are included in Deferred charges and other assets, net in our consolidated balance sheets. All significant intercompany accounts and transactions have been eliminated.
We have evaluated subsequent events through June 16, 2011, the date these consolidated financial statements were available to be issued.
During the second quarter of 2010, we recorded a one-time non-cash adjustment of $268 million primarily to reduce wireless data revenues. This adjustment was recorded to properly defer previously recognized wireless data revenues that were earned and recognized in future periods. As the amounts involved were not material to our consolidated financial statements in the current or any previous reporting period, the adjustment was recorded during the second quarter.
During 2010, we changed our accounting policy to immediately recognize actuarial gains and losses for pension and other post-employment benefits in the year in which the gains and losses occur. The cumulative effect of the change on Partners’ Capital as of January 1, 2008 was a decrease of approximately $23 million, with the corresponding increase to Accumulated other comprehensive income. This change was not material to our consolidated statements of income or consolidated statement of cash flows in the current or any previous reporting periods presented.
Use of Estimates
We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”), which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.
Examples of significant estimates include: the accounting for allowances for uncollectible accounts receivable, unbilled revenue, fair values of financial instruments, depreciation and amortization, the recoverability of intangible assets, goodwill and other long-lived assets, accrued expenses, inventory reserves, unrealized tax benefits, valuation allowances on tax assets, contingencies and allocation of purchase prices in connection with business combinations.
Revenue Recognition
The Partnership earns revenue by providing access and usage of its network, which includes voice and data revenue. In general, access revenue is billed one month in advance and is recognized when earned; the unearned portion is classified in Advance billings in the consolidated balance sheets. Usage revenue is generally billed in arrears and recognized when service is rendered and included in unbilled revenue, within Receivables, net in the consolidated balance sheets. Equipment sales revenue associated with the sale of wireless devices and accessories is recognized when the products are delivered to and accepted by the customer, as this is considered to be a separate earnings process from the sale of wireless services. For agreements involving the resale of third-party services in which we are considered the primary obligor in the arrangements, we record revenue gross at the time of sale.
We report taxes imposed by governmental authorities on revenue-producing transactions between us and our customers on a net basis.
Advertising Costs
Costs for advertising products and services as well as other promotional and sponsorship costs are charged to Selling, general and administrative expense in the periods in which they are incurred.
Vendor Rebates and Discounts
The Partnership recognizes vendor rebates or discounts for purchases of wireless devices from a vendor as a reduction of Cost of equipment when the related wireless devices are sold. Vendor rebates or discounts that have been earned as a result of completing the required performance under the terms of the underlying agreements but for which the wireless devices have not yet been sold are recognized as a reduction of inventory cost. Advertising credits are granted by a vendor to the Partnership as reimbursement of specific, incremental, identifiable advertising costs incurred by the Partnership in selling the vendor’s wireless devices. These advertising credits are restricted based upon a marketing plan agreed to by the vendor and the Partnership, and accordingly, advertising credits received are recorded as a reduction of those advertising costs when recognized in the Partnership’s consolidated statements of income.
Cash and Cash Equivalents
We consider all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates quoted market value, and includes approximately $5,004 million and $192 million at December 31, 2010 and 2009, respectively, held in money market funds that are considered cash equivalents.
Inventory
Inventory consists primarily of wireless equipment held for sale, which is carried at the lower of cost (determined using a first-in, first-out method) or market. The Partnership maintained inventory valuation reserves of $74 million and $106 million as of December 31, 2010 and 2009, respectively, for obsolete and slow moving device inventory based on analyses of inventory agings and changes in technology.
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
Plant, Property and Equipment
Plant, property and equipment primarily represents costs incurred to construct and expand capacity and network coverage on Mobile Telephone Switching Offices and cell sites. The cost of plant, property and equipment is depreciated over its estimated useful life using the straight-line method of accounting. Periodic reviews are performed to identify any category or group of assets within plant, property and equipment where events or circumstances may change the remaining estimated economic life. This principally includes changes in the Partnership’s plans regarding technology upgrades, enhancements, and planned retirements. Changes in these estimates resulted in an increase in depreciation expense of $260 million, $319 million, and $228 million for the years ended December 31, 2010, 2009, and 2008, respectively. Major improvements to existing plant and equipment are capitalized. Routine maintenance and repairs that do not extend the life of the plant and equipment are charged to expense as incurred. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the related lease.
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
Wireless Licenses
The Partnership’s principal intangible assets are licenses, which provide the Partnership with the exclusive right to utilize certain radio frequency spectrum to provide wireless communication services. While licenses are issued for only a fixed time, generally ten years, such licenses are subject to renewal by the Federal Communications Commission (“FCC”). Renewals of licenses have occurred routinely and at nominal costs, which are expensed as incurred. Moreover, the Partnership has determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the Partnership’s wireless licenses. As a result, the wireless licenses are treated as an indefinite lived intangible asset, and are not amortized. The Partnership reevaluates the useful life determination for wireless licenses at least annually to determine whether events and circumstances continue to support an indefinite useful life.
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
Interest expense incurred while qualifying activities are performed to ready wireless licenses for their intended use is capitalized as part of wireless licenses. The capitalization period ends when a license is substantially complete and the license is ready for its intended use.

Goodwill
Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Impairment testing of goodwill is performed annually or more frequently if indications of potential impairment exist. The impairment test for goodwill uses a two-step approach, which is performed for our one reporting unit. Step one compares the fair value of the reporting unit (calculated using a market approach and a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., fair value of reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the implied fair value of goodwill is less than the carrying amount of goodwill, an impairment is recognized.
Fair Value Measurements
Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. The three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs used in the methodologies of measuring fair value for assets and liabilities, is as follows:
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
Derivatives
The Partnership uses derivatives from time to time to manage the Partnership’s exposure to fluctuations in the cash flows of certain transactions. We measure all derivatives at fair value and recognize them as either assets or liabilities on our consolidated balance sheets. Our derivative instruments are valued primarily using models based on readily observable market parameters for all substantial terms of our derivative contracts and thus are classified as Level 2. Changes in the fair values of derivative instruments not qualifying as hedges or any ineffective portion of hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in other comprehensive income (loss) and recognized in earnings when the hedged item is recognized in earnings.
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
The Partnership measures compensation expense for all stock-based compensation awards made to employees and directors based on estimated fair values. See Note 8 for further details.
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
The Partnership uses a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and provides disclosures regarding uncertainties in income tax positions. The Partnership recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense.
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
Recently Adopted Accounting Standards
The adoption of the following accounting standards and updates during 2010 did not result in a significant impact to our consolidated financial statements:

In January 2010, we adopted the accounting standard regarding consolidation accounting for variable interest entities. This standard update requires an enterprise to perform an analysis to determine whether the entity’s variable interest or interests give it a controlling interest in a variable interest entity.
In January 2010, we adopted the accounting standard update regarding fair value measurements and disclosures which requires additional disclosures regarding assets and liabilities measured at fair value.
In December 2010, we adopted the accounting standard update regarding disclosures for finance receivables and allowances for credit losses. This standard update requires that entities disclose information at more disaggregated levels than previously required.
Recent Accounting Standards
On January 1, 2011, we prospectively adopted the accounting standard update regarding revenue recognition for multiple deliverable arrangements. This method allows a vendor to allocate revenue in an arrangement using its best estimate of selling price if neither vendor specific objective evidence nor third party evidence of selling price exists. Accordingly, the residual method of revenue allocation is no longer permissible. The adoption of this standard update is not expected to have a significant impact on our consolidated financial statements.
On January 1, 2011, we prospectively adopted the accounting standard update regarding revenue recognition for arrangements that include software elements. This requires tangible products that contain software and non-software elements that work together to deliver the products essential functionality to be evaluated under the accounting standard regarding multiple deliverable arrangements. The adoption of this standard update is not expected to have a significant impact on our consolidated financial statements.
2. Acquisitions and Dispositions
On August 23, 2010, the Partnership acquired the net assets and related customers of six operating markets in Louisiana and Mississippi in a transaction with AT&T Inc. (AT&T) for cash consideration of $235 million. These assets were acquired to enhance the Partnership’s network coverage in these operating markets. The preliminary purchase price allocation primarily resulted in $106 million of wireless licenses and $72 million in goodwill.
Acquisition of Alltel Corporation
On June 5, 2008, the Partnership entered into an agreement and plan of merger with Alltel Corporation (“Alltel”), a provider of wireless voice and data services to consumer and business customers in 34 states, and its controlling stockholder, Atlantis Holdings LLC, an affiliate of private investment firms TPG Capital and GS Capital Partners, to acquire, in an all-cash merger, 100% of the equity of Alltel for cash consideration of $5,925 million. The Partnership closed the transaction on January 9, 2009.
The Partnership has completed the appraisals necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed, the fair value of non-controlling interests, and the amount of goodwill recognized as of the acquisition date.
The fair values of the assets acquired and liabilities assumed were determined using the income, cost, and market approaches. The fair value measurements were primarily based on significant inputs that are not observable in the market other than interest rate swaps (see Note 4) and long-term debt assumed in the acquisition. The income approach was primarily used to value the intangible assets, consisting primarily of wireless licenses and customer relationships. The cost approach was used as appropriate for property, plant, and equipment. The market approach was utilized in combination with the income approach for certain acquired investments. Additionally, Alltel historically conducted business operations in certain markets through non-wholly owned entities (“Managed Partnerships”). The fair value of the non-controlling interests in these Managed Partnerships as of the acquisition date of approximately $586 million was estimated by using a market approach. The fair value of the majority of the long-term debt assumed and held was primarily valued using quoted market prices.
The following table summarizes the consideration paid and the allocation of the assets acquired, including cash acquired of $1,044 million, and liabilities assumed as of the close of the acquisition, as well as the fair value at the acquisition date of Alltel’s non-controlling partnership interests:

(dollars in millions)

Assets acquired
Current assets	$2,760
Plant, property and equipment	3,513
Wireless licenses	9,444
Goodwill	16,242
Intangible assets subject to amortization	2,391
Other acquired assets	2,444

Total assets acquired	36,794

Liabilities assumed
Current liabilities	1,833
Long-term debt	23,929
Deferred income taxes and other liabilities	4,982

Total liabilities assumed	30,744

Net assets acquired	6,050
Non-controlling interest	(458)
Contributed capital	333

Total cash consideration	$5,925

Included in the above purchase price allocation is $2,064 million of net assets that were subsequently divested as a condition of the regulatory approval as described below.
Wireless licenses have an indefinite life, and accordingly, are not subject to amortization. The weighted average period prior to renewal of these licenses at acquisition was approximately 5.7 years. The customer relationships, included in Intangible assets subject to amortization are being amortized using an accelerated method over 8 years, and other intangibles are being amortized on a straight-line basis or an accelerated method over a period of 2 to 3 years. At the time of the acquisition, goodwill of approximately $1,363 million was expected to be deductible for tax purposes.
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
Alltel Divestiture Markets
As a condition of the regulatory approvals by the Department of Justice (“DOJ”)and the Federal Communications Commission (“FCC”) to complete the acquisition of Alltel in January 2009, the Partnership was required to divest overlapping properties in 105 operating markets in 24 states (the Alltel Divestiture Markets). Total assets and total liabilities divested were approximately $2.6 billion and $0.1 billion, respectively, principally comprised of network assets, wireless licenses and customer relationships, and were included in Prepaid expenses and other current assets and Other current liabilities, respectively, on the accompanying condensed consolidated balance sheet at December 31, 2009.
On May 8, 2009, the Partnership entered into a definitive agreement with AT&T Mobility LLC (AT&T Mobility), a subsidiary of AT&T, pursuant to which AT&T Mobility agreed to acquire 79 of the 105 Alltel Divestiture Markets, including licenses and network assets, for approximately $2.4 billion in cash. On June 9, 2009, the Partnership entered into a definitive agreement with Atlantic Tele-Network, Inc. (ATN), pursuant to which ATN agreed to acquire the remaining 26 Alltel Divestiture Markets, including licenses and network assets, for $200 million in cash. During the second quarter of 2010, the Partnership received the necessary regulatory approvals and completed both transactions. Upon the completion of the divestitures, we recorded a tax charge of approximately $201 million for the taxable gain on the excess of book over tax basis of the goodwill associated with the Alltel Divestiture Markets.
Acquisition of Rural Cellular Corporation
On August 7, 2008, Verizon Wireless acquired 100% of the outstanding common stock and redeemed all of the preferred stock of Rural Cellular Corporation (“Rural Cellular”) in a cash transaction valued at approximately $1.3 billion. The final purchase price allocation primarily resulted in $1.1 billion of wireless licenses and $0.9 billion in goodwill. Rural Cellular was a wireless communications service provider operating under the trade name of “Unicel,” focusing primarily on rural markets in the United States.
As part of its regulatory approval for the Rural Cellular acquisition, the FCC and DOJ required the divestiture of six operating markets. On December 22, 2008, we exchanged assets acquired from Rural Cellular and an additional cellular license with AT&T for assets having a total aggregate value of approximately $0.5 billion.

3. Wireless Licenses, Goodwill and Other Intangibles, Net
Wireless Licenses
The changes in the carrying amount of wireless licenses are as follows:

(dollars in millions)	Wireless Licenses (a)

Balance as of January 1, 2009	$62,392
Acquisitions	9,444
Capitalized interest on wireless licenses	268
Reclassifications, adjustments and other(b)	(99)

Balance as of December 31, 2009	72,005
Acquisitions	178
Capitalized interest on wireless licenses	657
Reclassifications, adjustments and other	3

Balance as of December 31, 2010	$72,843

(a)	During the years ended December 31, 2010 and 2009, approximately $12.2 billion of wireless licenses were under development for commercial service for which we were capitalizing interest costs. In December 2010, a portion of these licenses were placed in service. Accordingly, approximately $3.3 billion of wireless licenses continue to be under development for commercial service.

(b)	Reclassifications, adjustments and other during 2009 primarily includes the reclassification of wireless licenses associated with the pre-merger operations of the Partnership that are included in the Alltel Divestiture Markets (see Note 2) and included in Prepaid expenses and other current assets in the accompanying consolidated balance sheets.
The Partnership evaluated its wireless licenses for potential impairment as of December 15, 2010 and December 15, 2009. These evaluations resulted in no impairment of the Partnership’s wireless licenses.
During 2008, the Partnership was the winning bidder in the FCC’s auction of spectrum in the 700 MHz band and paid the FCC $9,363 million to acquire 109 licenses in this band.
The average remaining renewal period of our wireless license portfolio was 6.9 years as of December 31, 2010.
Goodwill
The changes in the carrying amount of goodwill are as follows:

(dollars in millions)	Goodwill

Balance as of January 1, 2009	$955
Acquisitions	16,242
Reclassifications, adjustments and other(a)	106

Balance as of December 31, 2009	17,303
Acquisitions	131
Reclassifications, adjustments and other	—

Balance as of December 31, 2010	$17,434

(a)	Reclassifications, adjustments and other during 2009 includes adjustments to goodwill associated with the finalization of the Rural Cellular purchase accounting partially offset by the reclassification of goodwill associated with the pre-merger operations of the Partnership that are included in the Alltel

Divestiture Markets (see Note 2) and included in Prepaid expenses and other current assets in the accompanying consolidated balance sheets.
The Partnership completed its impairment test as of December 15, 2010 and December 15, 2009. These tests resulted in no impairment of the Partnership’s goodwill.
Other Intangibles, net
Other intangibles, net are included in Other intangibles and other assets, net and consist of the following:

	At December 31, 2010			At December 31, 2009
	Gross	Accumulated	Net	Gross	Accumulated	Net
(dollars in millions)	Amount	Amortization	Amount	Amount	Amortization	Amount

Customer lists (6 to 8 years)	$2,142	$(905)	$1,237	$2,122	$(497)	$1,625
Capitalized software (2 to 5 years)	1,009	(457)	552	879	(377)	502
Other (1 to 3 years)	382	(348)	34	397	(235)	162

Total(a)	$3,533	$(1,710)	$1,823	$3,398	$(1,109)	$2,289

(a)	Based on amortizable intangible assets existing at December 31, 2010, the estimated amortization expense for the five succeeding fiscal years and thereafter is as follows:

2011	$565
2012	427
2013	344
2014	247
2015	181
Thereafter	59

Total	$1,823

4. Fair Value Measurements
The following table presents the balances of assets measured at fair value on a recurring basis as of December 31, 2010:

(dollars in millions)	Level 1	Level 2	Level 3	Total

Assets:
Prepaid expense and other current assets:
Derivative contracts—Cross currency swaps (Current)	$—	$7	$—	$7
Other intangibles and other assets, net:
Derivative contracts—Cross currency swaps (Non-current)	$—	$101	$—	$101
Derivative contracts consist of cross currency swaps. Derivative contracts are valued using models based on readily observable market parameters for all substantial terms of our derivative contracts and thus are classified within Level 2. We use mid-market pricing for fair value measurements of our derivative instruments.
We recognize transfers between levels of the fair value hierarchy as of the end of the reporting period. There were no transfers within the fair value hierarchy during 2010.
Fair Value of Short-term and Long-term Debt
The fair value of our term note due to affiliates was determined based on future cash flows discounted at current rates. The fair value of our short-term and long-term debt is determined based on quoted market prices or future cash flows discounted at current rates. Our financial instruments also include cash and cash equivalents, and trade receivables and payables. These financial instruments are short term in nature and are stated at their carrying value, which approximates fair value. The fair value of our term note due to affiliates and short-term and long-term debt were as follows:

	At December 31, 2010		At December 31, 2009
	Carrying	Fair	Carrying	Fair
(dollars in millions)	Value	Value	Value	Value

Term notes due to affiliates	$—	$—	$5,003	$5,008
Short and long-term debt	16,503	18,697	21,659	23,597
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
Cross Currency Swaps
We have entered into cross currency swaps designated as cash flow hedges to exchange approximately $2.4 billion of British Pound Sterling and Euro denominated debt into U.S. dollars and to fix our future interest and principal payments in U.S. dollars, as well as mitigate the impact of foreign currency transaction gains or losses. The fair value of the cross currency swaps included in Prepaid expenses and other current assets and Other intangibles and other assets, net was $7 million and $101 million at December 31, 2010, respectively. The fair value of the cross currency swaps included in Other intangibles and other assets, net was $315 million at December 31, 2009. For the years ended December 31, 2010 and 2009, a pretax $207 million loss and $310 million gain, respectively, on the cross currency swaps has been recognized in Other comprehensive income, a portion of which was reclassified to Interest income and other, net to offset the related pretax foreign-currency transaction gain or loss on the underlying debt obligations.

Alltel Interest Rate Swaps
As a result of the Alltel acquisition, the Partnership acquired seven interest rate swap agreements with a notional value of $9.5 billion that paid fixed and received variable rates based on three-month and one-month London Interbank Offered Rate (“LIBOR”) with maturities ranging from 2009 to 2013. During 2009, we settled all of these agreements for a gain that was not significant. Changes in the fair value of these swaps were recorded in earnings through settlement.
Concentrations of Credit Risk
Financial instruments that subject us to concentrations of credit risk consist primarily of temporary cash investments, trade receivables and derivative contracts. Our policy is to deposit our temporary cash investments with major financial institutions. Counterparties to our derivative contracts are also major financial institutions. The financial institutions have all been accorded high ratings by primary rating agencies. We limit the dollar amount of contracts entered into with any one financial institution and monitor our counterparties’ credit ratings. We generally do not give or receive collateral on swap agreements due to our credit rating and those of our counterparties. While we may be exposed to credit losses due to the nonperformance of our counterparties, we consider the risk remote and do not expect the settlement of these transactions to have a material effect on our results of operations or financial condition.
5. Non-controlling Interest
Non-controlling interests in equity of subsidiaries were as follows:

	At December 31,
(dollars in millions)	2010	2009

Verizon Wireless of the East LP	$1,179	$1,179
Cellular partnerships	783	809

Non-controlling interest in consolidated entities	$1,962	$1,988

Verizon Wireless of the East LP
Verizon Wireless of the East LP is a limited partnership formed in 2002 and is controlled and managed by the Partnership. Verizon held the non-controlling interest of Verizon Wireless of the East LP at December 31, 2010 and 2009. Verizon is not allocated any of the profits of Verizon Wireless of the East LP.
6. Supplementary Financial Information
Supplementary Balance Sheet Information

	At December 31,
(dollars in millions)	2010	2009

Receivables, Net:
Accounts receivable	$5,150	$4,953
Other receivables	866	842
Unbilled revenue	319	282

	6,335	6,077
Less: allowance for doubtful accounts	(328)	(356)

Receivables, net	$6,007	$5,721

	Balance at	Additions		Balance at
	beginning of	charged to	Write-offs, net of	end of the
(dollars in millions)	the year	expense	recoveries	year

Accounts Receivable Allowances:
2010	$356	$746	$(774)	$328
2009	244	696	(584)	356
2008	217	507	(480)	244

	At December 31,
(dollars in millions)	2010	2009

Plant, Property and Equipment, Net:
Land	$262	$268
Buildings (20-40 yrs.)	9,481	8,849
Wireless plant and equipment (3-15 yrs.)	45,293	40,862
Furniture, fixtures and equipment (5 yrs.)	4,152	4,245
Leasehold improvements (5 yrs.)	3,811	3,501
Construction-in-progress(b)	2,431	1,979

	65,430	59,704
Less: accumulated depreciation	(33,177)	(28,854)

Plant, property and equipment , net(a)	$32,253	$30,850

(a)	Interest costs of $121 million and $88 million and network engineering costs of $393 million and $351 million were capitalized during the years ended December 31, 2010 and 2009, respectively.

(b)	Construction-in-progress includes $919 million and $784 million of accrued but unpaid capital expenditures as of December 31, 2010 and 2009, respectively.

	At December 31,
(dollars in millions)	2010	2009

Accounts Payable and Accrued Liabilities:
Accounts payable and accrued expenses	$4,003	$3,633
Accrued payroll	442	390
Related employee benefits	1,424	945
Taxes payable	529	516
Accrued commissions	518	385
Accrued interest	223	254

Accounts payable and accrued liabilities	$7,139	$6,123

Supplementary Statements of Income Information

	For the Years Ended December 31,
(dollars in millions)	2010	2009	2008

Service Revenue:
Voice revenue	$36,465	$37,483	$31,984
Data revenue	19,529	16,014	10,651

Total service revenue	$55,994	$53,497	$42,635

	For the Years Ended December 31,
(dollars in millions)	2010	2009	2008

Advertising and Promotional Cost:	$1,801	$2,036	$1,779

Employee Benefit Plans:
Matching contribution expense	$217	$216	$185
Profit sharing expense	108	94	103

Depreciation and Amortization:
Depreciation of plant, property and equipment	$6,771	$6,545	$5,258
Amortization of other intangibles	687	802	147

Total depreciation and amortization	$7,458	$7,347	$5,405

Interest Expense, Net:
Interest expense	$(1,094)	$(1,497)	$(490)
Capitalized interest	778	356	329

Interest expense, net	$(316)	$(1,141)	$(161)

Supplementary Cash Flows Information

	For the Years Ended December 31,
(dollars in millions)	2010	2009	2008

Net cash paid for income taxes	$1,236	$384	$575
Interest paid, net of amounts capitalized	284	738	90
7. Debt

			(dollars in millions)
			At December 31,
	Interest Rates %	Maturities	2010	2009

Debt:
Notes payable and other	3.75 - 5.55	2011 - 2014	7,000	7,000
	7.375 - 8.875	2011 - 2018	5,975	6,117
	Floating	2011	1,250	6,246
Alltel notes	6.50 - 7.875	2012 - 2032	2,315	2,334
Unamortized discount, net of premium			(37)	(38)

Total debt, including current maturities			16,503	21,659
Less: current maturities			4,869	2,998

Total long-term debt			$11,634	$18,661

Term notes payable to Affiliate (a):
Promissory note	Floating	2010	—	5,003

Total due to affiliates, including current maturities			—	5,003
Less: current maturities			—	5,003

Total long-term due to affiliates			$—	$—

(a)	All affiliate term notes were payable to Verizon Financial Services LLC (“VFSL”), a wholly-owned subsidiary of Verizon.

Debt
Verizon Wireless Capital LLC, a wholly-owned subsidiary of the Partnership, is a limited liability company formed under the laws of Delaware on December 7, 2001 as a special purpose finance subsidiary to facilitate the offering of debt securities of the Partnership by acting as co-issuer. Other than the financing activities as a co-issuer of the Partnership’s indebtedness, Verizon Wireless Capital LLC has no material assets, operations or revenues. The Partnership is jointly and severally liable with Verizon Wireless Capital LLC for co-issued notes, as indicated below.
Discounts, premiums, and capitalized debt issuance costs are amortized using the effective interest method.
On June 28, 2010, the Partnership exercised its right to redeem the outstanding $1.0 billion of aggregate floating rate notes due June 2011 at a redemption price of 100% of the principal amount of the notes, plus accrued and unpaid interest through the date of redemption. These notes were issued in June 2009.
During 2010, the Partnership repaid the remaining $4.0 billion of borrowings that were outstanding under a three-year term loan facility that had an original maturity of September 2011. No borrowings remain outstanding under this facility as of December 31, 2010 and this facility has been cancelled.
During November 2009, the Partnership and Verizon Wireless Capital LLC completed an exchange offer to exchange privately placed notes issued in November 2008, and February and May 2009 for new notes with similar terms.
In May 2009, the Partnership and Verizon Wireless Capital LLC co-issued $1.3 billion aggregate principal amount floating rate notes due 2011 and $2.8 billion aggregate principal amount 3.75% notes due 2011 in a private placement resulting in cash proceeds of approximately $4.0 billion, net of discounts and issuance costs. In May 2011, these notes matured and were repaid in full using cash generated from operations.
In February 2009, the Partnership and Verizon Wireless Capital LLC co-issued $750 million aggregate principal amount 5.25% notes due 2012 and $3.5 billion aggregate principal amount 5.55% notes due 2014 in a private placement resulting in cash proceeds of $4.2 billion, net of discounts and issuance costs.
On January 9, 2009, the Partnership borrowed $12.4 billion under a $17.0 billion credit facility (“Bridge Facility”) in order to complete the acquisition of Alltel and repay a portion of the approximately $24 billion of Alltel debt assumed. The Partnership used cash generated from operations and the net proceeds from the sale of notes in private placements issued in February 2009, May 2009 and June 2009, which are described above to repay the borrowings under the Bridge Facility. The Bridge Facility and the commitments under the Bridge Facility were terminated.
After completion of the Alltel acquisition and repayments of Alltel debt, including repayments through December 31, 2010, approximately $2.3 billion aggregate principal amount of Alltel Corporation notes and Senior PIK toggle notes remain outstanding and held by third parties. The Alltel Corporation notes are not guaranteed by the Partnership or by any subsidiary of Alltel and are unsecured.
In August 2009, the Partnership repaid $444 million of borrowings that were outstanding under a three-year term loan facility.
Term Notes Payable to Affiliate
Under the terms of a fixed rate promissory note with VFSL, the Partnership may borrow, repay and re-borrow up to a maximum principal amount of $750 million. Amounts borrowed under this note bear interest at a rate of 5.8% per annum. The fixed rate note matures August 1, 2013 and gives VFSL the right to cancel this note and require settlement of the aggregate unpaid principal and interest under this note on August 1,

2011 or August 1, 2012. There were no outstanding borrowings under this note as of December 31, 2010 and 2009.
During 2009, we used cash generated from operations to repay all of the remaining borrowings under a $2.4 billion floating rate promissory note payable to VFSL. During 2009, we used cash generated from operations to repay $4.4 billion of a $9.4 billion floating rate promissory note payable to VFSL, reducing the outstanding balance to $5.0 billion. During 2010, the Partnership repaid the remaining $5.0 billion of this note and this note has been cancelled.
Debt Covenants
As of December 31, 2010, we are in compliance with all of our debt covenants.
Maturities of Long-Term Debt
Maturities of long-term debt outstanding at December 31, 2010 are as follows:

Years	(dollars in million)

2011	$4,869
2012	1,550
2013	1,450
2014	3,500
2015	669
Thereafter	4,502
8. Long-Term Incentive Plan
Verizon Wireless Long Term Incentive Plan (“Wireless Plan”)
The Wireless Plan provides compensation opportunities to eligible employees and other participating affiliates of the Partnership. The plan provides rewards that are tied to the long-term performance of the Partnership. Under the Wireless Plan, value appreciation rights (“VARs”) are granted to eligible employees. As of December 31, 2010, all VARs were fully vested. We have not granted new VARs since 2004.
VARs reflect the change in the value of the Partnership, as defined in the plan. Similar to stock options, the valuation is determined using a Black-Scholes model. Once VARs become vested, employees can exercise their VARs and receive a payment that is equal to the difference between the VAR price on the date of grant and the VAR price on the date of exercise, less applicable taxes. VARs are fully exercisable three years from the date of grant with a maximum term of 10 years. All VARs were granted at a price equal to the estimated fair value of the Partnership, as defined in the Wireless Plan, at the date of the grant.
The Partnership employs the income approach, a standard valuation technique, to arrive at the fair value of the Partnership on a quarterly basis using publicly available information. The income approach uses future net cash flows discounted at market rates of return to arrive at an estimate of fair value, as defined in the plan.
The following table summarizes the assumptions used in the Black-Scholes model during the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
	Ranges	Ranges	Ranges

Risk-free rate	0.14% – 0.88%	0.15% – 1.63%	0.6% – 3.3%
Expected term (in years)	0.03 – 2.0	0.38 – 2.5	1.2 – 3.0
Expected volatility	31.05% – 47.56%	35.37% – 61.51%	33.9% – 58.5%

The risk-free rate is based on the U.S. Treasury yield curve in effect at the measurement date. Expected volatility was based on a blend of the historical and implied volatility of publicly traded peer companies for a period equal to the VARs expected life, ending on the measurement date.
For the years ended December 31, 2010, 2009, and 2008, the intrinsic value of VARs exercised during the period was $66 million, $178 million, and $554 million, respectively.
Cash paid to settle VARs for the years ended December 31, 2010, 2009, and 2008 was $67 million, $169 million, and $549 million, respectively.
Awards outstanding at December 31, 2010, 2009 and 2008 under the Wireless Plan are summarized as follows:

		Weighted Average
		Exercise Price	Vested
(shares in thousands)	VARs(a)	of VARs(a)	VARs(a)

Outstanding, January 1, 2008	60,412	$17.58	60,412
Exercised	(31,817)	18.47
Cancelled/Forfeited	(351)	19.01

Outstanding, December 31, 2008	28,244	16.54	28,244
Exercised	(11,442)	16.53
Cancelled/Forfeited	(211)	17.63

Outstanding, December 31, 2009	16,591	16.54	16,591
Exercised	(4,947)	24.47
Cancelled/Forfeited	(75)	22.72

Outstanding, December 31, 2010	11,569	$13.11	11,569

(a)	The weighted average exercise price is presented in actual dollars; VARs are presented in actual units.
The following table summarizes the status of the Partnership’s VARs as of December 31, 2010:

	VARs Vested & Outstanding(a)
		Weighted
		Average Remaining	Weighted
(shares in thousands)		Contractual Life	Average
Range of Exercise Prices	VARs	(Years)	Exercise Price

$8.74 - $14.79	9,407	2.72	$12.26
$14.80 - $22.19	2,162	0.78	16.76

Total	11,569		$13.11

(a)	As of December 31, 2010 the aggregate intrinsic value of VARs outstanding and vested was $352 million.
Verizon Communications Inc. Long Term Incentive Plan
The 2009 Verizon Communications Inc. Long-Term Incentive Plan (the Verizon Plan) permits the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance stock units and other awards to Partnership employees. The maximum number of shares available for awards from the Verizon Plan is 119.6 million shares.

Restricted Stock Units
The Verizon Plan provides for grants of Restricted Stock Units (RSUs) that generally vest at the end of the third year after the grant. The RSUs outstanding at January 1, 2010 are classified as liability awards because the RSUs will be paid in cash upon vesting. The RSU award liability is measured at its fair value at the end of each reporting period and, therefore, will fluctuate based on the performance of Verizon common stock. The RSUs granted during 2010 are classified as equity awards because these RSUs will be paid in Verizon common stock upon vesting. Compensation expense for RSUs classified as equity awards is measured based on the market price of Verizon common stock at the date of grant and is recognized over the vesting period. Dividend equivalent units are also paid to participants at the time the RSU award is paid, and in the same proportion as the RSU award.
The Partnership had approximately 4.3 million and 3.5 million RSUs outstanding under the Verizon Plan as of December 31, 2010 and 2009, respectively.
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
The Partnership had approximately 6.3 million and 5.2 million PSUs outstanding under the Verizon Plans as of December 31, 2010 and 2009, respectively.
As of December 31, 2010, unrecognized compensation expense related to the unvested portion of the Partnership’s RSUs and PSUs was approximately $101 million and is expected to be recognized over a weighted-average period of approximately two years.
Stock-Based Compensation Expense
For the years ended December 31, 2010, 2009 and 2008, the Partnership recognized compensation expense for stock based compensation related to VARs, RSUs and PSUs of $217 million, $169 million and $19 million, respectively.
9. Income Taxes
Provision for Income Taxes
The provision for income taxes consists of the following:

	For the Years Ended December 31,
(dollars in millions)	2010	2009	2008

Current tax provision:
Federal	$874	$356	$413
State and local	128	294	213

	1,002	650	626

	For the Years Ended December 31,
(dollars in millions)	2010	2009	2008

Deferred tax provision:
Federal	1	335	217
State and local	64	(188)	(41)

	65	147	176

Provision for income taxes	$1,067	$797	$802

A reconciliation of the income tax provision computed at the statutory tax rate to the Partnership’s effective tax rate is as follows:

	For the Years Ended December 31,
(dollars in millions)	2010	2009	2008

Income tax provision at the statutory rate	$6,210	$5,418	$4,932
State income taxes, net of U.S. federal benefit	140	27	120
Interest and penalties	—	28	(8)
Other	183	—	—
Partnership income not subject to federal or state income taxes	(5,466)	(4,676)	(4,242)

Provision for income tax	$1,067	$797	$802

Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. The significant components of the Partnership’s deferred tax assets and (liabilities) are as follows:

	December 31,
(dollars in millions)	2010	2009

Deferred tax assets:
Net operating loss carryforward	$62	$505
Valuation allowance	(23)	(23)
State tax deductions	102	103
Other	233	262

Total deferred tax assets	$374	$847

Deferred tax liabilities:
Intangible assets	$(9,384)	$(9,555)
Plant, property and equipment	(1,173)	(1,452)
Other	(218)	(116)

Total deferred tax liabilities	$(10,775)	$(11,123)

Net deferred tax asset-current(a)	$113	$317
Net deferred tax liability-non-current	$(10,514)	$(10,593)

(a)	Included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.
At December 31, 2010, the Partnership had state net operating loss carryforwards of $1,377 million. These net operating loss carryforwards expire at various dates principally from December 31, 2017 through December 31, 2025.

Unrecognized Tax Benefits
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(dollars in millions)	2010	2009	2008
Balance as of January 1	$506	$77	$67
Additions based on tax positions related to the current year	7	212	25
Additions for tax positions of prior years	8	222	16
Reductions due to lapse of applicable statute of limitations	(8)	(5)	(14)
Settlements	(120)	—	(17)

Balance as of December 31	$393	$506	$77

Upon the acquisition of Alltel on January 9, 2009, the Partnership recorded a liability of $222 million for unrecognized tax benefits. As of December 31, 2010, $183 million of this balance remains. It is reasonably possible that the range of possible outcomes can change by a significant amount and accordingly, an estimate of the range of possible outcomes cannot be made until issues are further developed or examinations closed.
During the year, the Partnership’s subsidiaries settled and closed several examinations that resulted in the release of approximately $120 million in previously unrecognized tax benefits. As a result of the settlements, the Partnership’s subsidiaries paid approximately $42 million including interest to satisfy the assessments. Additionally, the Partnership’s subsidiaries released approximately $8 million in previously unrecognized tax benefits during the year resulting from the lapse of the statute of limitations in several jurisdictions.
Included in the total unrecognized tax benefits balance as of December 31, 2010, is $240 million of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate. The remaining unrecognized tax benefits relate to temporary items that would not affect the effective tax rate.
The Partnership had approximately $38 million for the payment of interest and penalties accrued as of December 31, 2010, relating to the $393 million of unrecognized tax benefits reflected above.
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

10. Leases
As Lessee
The Partnership has entered into operating leases for facilities and equipment used in its operations. Lease contracts include renewal options that include rent expense adjustments based on the Consumer Price Index as well as annual and end-of-lease term adjustments. Rent expense is recorded on a straight-line basis over the non-cancellable lease term which is generally determined to be the initial lease term. Leasehold improvements related to these operating leases are amortized over the shorter of their estimated useful lives or the non-cancellable lease term. For the years ended December 31, 2010, 2009, and 2008, the Partnership recognized rent expense of $1,363 million, $1,149 million, and $845 million, respectively, in Cost of service and $469 million, $504 million, and $391 million, respectively, in Selling, general and administrative expense in the accompanying consolidated statements of income.
The aggregate future minimum rental commitments under non-cancellable operating leases, excluding renewal options that are not reasonably assured for the periods shown at December 31, 2010, are as follows:

Operating
(dollars in millions)	Leases
|
Years
2011	$1,384
2012	1,210
2013	1,044
2014	894
2015	734
Thereafter	4,263

Total minimum payments	$9,529

11. Other Transactions with Affiliates
In addition to transactions with Affiliates in Note 7, other significant transactions with Affiliates are summarized as follows:

	For the Years Ended December 31,
(dollars in millions)	2010	2009	2008

Revenue related to transactions with affiliated companies	$94	$102	$106
Cost of service(a)	1,471	1,377	1,252
Selling, general and administrative expenses(b)	225	274	289
Interest incurred(c)	9	66	319

(a)	Affiliate cost of service primarily represents charges for long distance, direct telecommunication and roaming services provided by affiliates.

(b)	Affiliate selling, general and administrative expenses include charges from affiliates for services provided, including insurance, leases, office telecommunications, and billing and lockbox services, as well as services billed from the Verizon Service Organization (“VSO”) and Verizon Corporate Services for functions performed under service level agreements.

(c)	Interest costs of $7, $56 and $252 were capitalized in Wireless licenses and Plant, property and equipment, net in the years ended December 31, 2010, 2009 and 2008, respectively (See Notes 3 and 6).
Receivable from Affiliates, Net
The net amounts due from or payable to affiliates as a result of services provided in the normal course of business are presented in Due from affiliates, net within Current assets in the consolidated balance sheets.

Distributions to Affiliates
As required under the Partnership Agreement, we paid aggregate tax distributions of $3,845 million, $3,138 million and $1,529 million to our Partners during the years ended December 31, 2010, 2009, and 2008 respectively. In addition to our quarterly tax distribution to our Partners, our Partners have directed us to make supplemental tax distributions to them, subject to our board of representatives’ right to reconsider these distributions based on significant changes in overall business and financial conditions. During the year ended December 31, 2010, we made supplemental tax distributions in the aggregate amount of $667 million, which is included in the total distribution paid above. Subsequent annual supplemental tax distributions in the amount of $667 million comprised of $300 million to Vodafone and $367 million to Verizon Communications in each of 2011 and 2012 are scheduled to be paid in equal quarterly installments during each of those years on the same dates that the established regular quarterly tax distributions are made.
Through May 13, 2011, we paid tax distributions to our Partners of $1,434 million, including aggregate tax distributions of $1,100 million as well as supplemental tax distributions of $334 million.
Additionally, in November 2008, we provided our Partners with the customary calculation of the aggregate tax distribution of $556 million for the quarter ending September 30, 2008. With respect to this tax distribution, however, Verizon Communications and Vodafone agreed to defer payment. On April 23, 2009, we made payment of the deferred distribution in full (without interest, premium or other adjustment) of the applicable amounts to our Partners, which is included in the total distributions paid in 2009.
12. Accumulated Other Comprehensive Income
Comprehensive income consists of net income and other gains and losses affecting partners’ capital that, under GAAP, are excluded from net income. The components of Accumulated other comprehensive income are as follows:

	December 31,
(dollars in millions)	2010	2009

Unrealized gains on cash flow hedges, net	$56	$122
Defined benefit pension and postretirement plans	5	14

Accumulated other comprehensive income	$61	$136

13. Commitments and Contingencies
Bell Atlantic, now known as Verizon Communications, and Vodafone entered into an alliance agreement to create a wireless business composed of both companies’ U.S. wireless assets, as amended, which we refer to as the “Alliance Agreement”. The Alliance Agreement contains a provision, subject to specified limitations, that requires Verizon and Vodafone to indemnify the Partnership for certain contingencies, excluding PrimeCo Personal Communications L.P. contingencies, arising prior to the formation of the Partnership.
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
All of the above matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, the ultimate liability with respect to these matters as of December 31, 2010 cannot be ascertained. The potential effect, if any, on the consolidated financial statements of the Partnership, in the period in which these matters are resolved, may be material.

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
We have commitments primarily related to sponsorships and the purchase of network services, equipment and software from suppliers totaling $44.9 billion. Of this total amount, $13.7 billion, $14.0 billion, $17.0 billion, $0.1 billion and $0.1 billion are expected to be purchased in 2011, 2012, 2013, 2014 and 2015 and thereafter, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Representatives and Partners of
Cellco Partnership d/b/a Verizon Wireless:
We have audited the accompanying consolidated balance sheets of Cellco Partnership and subsidiaries d/b/a Verizon Wireless (the “Partnership”) as of December 31, 2010 and 2009, and the related consolidated statements of income, cash flows and changes in partners’ capital for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
New York, New York
February 28, 2011 (June 16, 2011 as to Notes 7 and 11)

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

C-1

Fees Payable By The Depositary To The Issuer
The depositary collects fees for the delivery and surrender of ADRs directly from investors depositing shares or surrendering ADRs for the purpose of withdrawal or from intermediaries acting for them. The depositary also collects fees for making distributions to investors (including on the payment of dividends by the Company) by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. As set out above, pursuant to the deposit agreement, the depositary may charge up to $0.02 per ADR in respect of dividends paid by us. We have agreed with the depositary that any dividend fee collected by it is paid to us, net of any dividend collection fee charged by it. We have agreed with the depositary that it will charge $0.01 per ADR in respect of any interim dividend and $0.02 per ADR in respect of any final dividend. As at 31 March 2011, we have received approximately $19.6 million arising out of fees charged in respect of dividends paid.
We also have an agreement with the depositary that it will absorb any of its out-of-pocket maintenance costs for servicing the holders of the ADRs up to $1 million per calendar year. However, any of the depositary’s out-of-pocket maintenance costs which exceed the $1 million annual aggregate limit will be reimbursed by us.

C-2

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VODAFONE GROUP PUBLIC LIMITED COMPANY (Registrant)
/s/ R E S Martin
Rosemary E S Martin
Group General Counsel and Company Secretary

Date: 17 June 2011

Index to Exhibits to Form 20-F for year ended 31 March 2011
1.1	Articles of Association, as adopted on June 30, 1999 and including all amendments made on July 25, 2001, July 26, 2005, July 25, 2006, July 24, 2007, July 29, 2008, July 28, 2009 and July 27, 2010, of the Company.

2.1	Indenture, dated as of February 10, 2000, between the Company and Citibank, N.A. as Trustee, including forms of debt securities (incorporated by reference to Exhibit 4(a) of Amendment No. 1 to the Company’s Registration Statement on Form F-3, dated November 24, 2000).

2.2	Agreement of Resignation, Appointment and Acceptance dated as of July 24, 2007, among the Company, Citibank N.A. and the Bank of New York (incorporated by reference to Exhibit 2.2 to the Company’s Annual Report of Form 20-F for the financial year ended March 31, 2008).

2.3	Eighth supplemental Trust Deed dated July 10, 2009, between the Company and the Law Debenture Trust Corporation p.l.c. further modifying the provisions of the Trust Deed dated July 16, 1999 relating to a €30,000,000,000 Euro Medium Term Note Programme (incorporated by reference to Exhibit 2.3 to the Company’s Annual Report of Form 20-F for the financial year ended March 31, 2010).

4.1	Agreement for US$4,675,000,000 7 year Revolving Credit Facility (subsequently increased by accession of further lenders to US$5,025,000,000), dated June 24, 2005, among the Company and various lenders, (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006).

4.2	Notice of cancellation dated March 7, 2011 in respect of the US$5,025,000,000 Revolving Credit Facility dated June 24, 2005.

4.3	Agreement for US$4,015,000,000 5 year Revolving Credit Facility dated March 9, 2011, among the Company and various lenders.

4.4	Lender Accession Agreement with Bank of China Limited, London Branch, effective as of March 17, 2011.

4.5	Agreement for US$4,315,000,000 3 year Revolving Credit Facility dated 29 July 2008 among the Company and various lenders. (incorporated by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2009).

4.6	Notice of cancellation dated June 29, 2010 in respect of the US$4,315,000,000 Revolving Credit Facility dated July 29, 2008.

4.7	Agreement for € 4,000,000,000 5 year Revolving Credit Facility dated July 1, 2010 among the Company and various lenders.

4.8	Lender Accession Agreement with Bank of China Limited, London Branch, effective as of March 17, 2011.

4.9	Vodafone Group Long Term Incentive Plan (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.10	Vodafone Group Short Term Incentive Plan (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.11	Vodafone Group 1999 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.12	Vodafone Group 1998 Company Share Option Scheme (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.13	Vodafone Group 1998 Executive Share Option Scheme (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.14	Vodafone Group 2005 Global Incentive Plan (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006).

4.15	Service Contract of Andrew Halford (incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006).

4.16	Agreement for Services for Sir John Bond (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2007).

4.17	Letter of Appointment of Dr. John Buchanan (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2003).

4.18	Letter of Appointment of Anne Lauvergeon (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006).

4.19	Letter of Appointment of Luc Vandevelde (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2004).

4.20	Letter of Appointment of Anthony Watson (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006).

4.21	Letter of Appointment of Philip Yea (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report for the financial year ended March 31, 2006).

4.22	Service contract of Vittorio Colao (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2009).

4.23	Letter of appointment of Alan Jebson (incorporated by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2007).

4.24	Letter of appointment of Nick Land (incorporated by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2007).

4.25	Letter of appointment of Simon Murray (incorporated by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2008).

4.26	Letter of Appointment of Sam Jonah (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2009).

4.27	Service contract of Michel Combes (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2009).

4.28	Service contract of Stephen Pusey (incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2009).

4.29	Letter of indemnification for Andy Halford (incorporated by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010).

4.30	Letter of indemnification for Michel Combes (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010).

4.31	Letter of indemnification for Steve Pusey (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010).

4.32	Letter of indemnification for Dr. John Buchanan (incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010).

4.33	Letter of indemnification for Philip Yea (incorporated by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010).

4.34	Letter of indemnification for Luc Vandevelde (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010).

4.35	Letter of Appointment of Renee James.

4.36	Letter of Appointment of Gerard Kleisterlee.

7.	Computation of ratio of earnings to fixed charges for the years ended March 31, 2011, 2010, 2009, 2008, and 2007.

8.	The list of the Company’s subsidiaries is incorporated by reference to note 12 to the Consolidated Financial Statements included in the Annual Report.

12.	Rule 13a – 14(a) Certifications.

13.	Rule 13a – 14(b) Certifications. These certifications are furnished only and are not filed as part of the Annual Report on Form 20-F.

15.1	Consent letter of Deloitte LLP, London.

15.2	Consent letter of Deloitte LLP, New York.