Form 20-F
period 2012-03-31
VODAFONE GROUP PUBLIC LTD CO
filed 2012-06-01
CIK 839923

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2012

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

tel +44 (0) 1635 33251, fax +44 (0) 1635 238 080

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

Ordinary Shares of 11 3/7 US cents each	49,645,940,182
7% Cumulative Fixed Rate Shares of £1 each	50,000

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No   ☑

SCHEDULE A

Title of each class	Name of each exchange on which registered
Ordinary shares of 11 3/7 US cents each	NASDAQ Global Select Market*
American Depositary Shares (evidenced by American Depositary Receipts) each representing ten ordinary shares	NASDAQ Global Select Market
5.00% Notes due December 2013	New York Stock Exchange
4.150% Notes due June 2014	New York Stock Exchange
5.375% Notes due January 2015	New York Stock Exchange
5% Notes due September 2015	New York Stock Exchange
3.375% Notes due November 2015	New York Stock Exchange
2.875% Notes March 2016	New York Stock Exchange
5.75% Notes March 2016	New York Stock Exchange
5.625% Notes due February 2017	New York Stock Exchange
1.625% Notes due March 2017	New York Stock Exchange
4.625% Notes due July 2018	New York Stock Exchange
5.450% Notes due June 2019	New York Stock Exchange
4.375% Notes due March 2021	New York Stock Exchange
7.875% Notes due February 2030	New York Stock Exchange
6.25% Notes due November 2032	New York Stock Exchange
6.15% Notes due Feb 2037	New York Stock Exchange

*	Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Vodafone Group Plc
Annual Report on Form 20-F

for the year ended 31 March 2012

Creating a more valuable Vodafone

vodafone

We are creating a more valuable Vodafone

Our strategy is focused on four areas of growth potential and founded on strong capital and cost discipline. This is delivering results: we have outperformed our key competitors in most major markets, and returned over £10 billion to shareholders in the last 12 months.

£46.4bn

Group revenue increased 1.2% to £46.4 billion with a strong demand for data services and further voice penetration in emerging markets.

£11.5bn

Adjusted operating profit was £11.5 billion, slightly down on last year (up 2.5%* on an organic basis) supported by a good performance from our US associate, Verizon Wireless.

£6.1bn

Free cash flow of £6.1 billion, decreased due to the sale of our interests in China and France and a lower working capital benefit.

9.52p

Total ordinary dividends per share of 9.52 pence, up 7.0% in line with our dividend per share growth target. We also paid a special dividend of 4.0 pence per share and our £6.8 billion share buyback programme is almost complete.

£6.4bn

Capital expenditure increased by 2.3%, as we continued to maintain our high level of investment to support our network strategy.

14.91p

Adjusted earnings per share of 14.91 pence, down 11.0% on last year, resulting from the loss of income following the sale of several businesses and higher financing costs.

This constitutes the annual report on Form 20-F of Vodafone Group Plc (the 'Company') in accordance with the requirements of the US Securities and Exchange Commission (the 'SEC') for the year ended 31 March 2012 and is dated 1 June 2012. This document contains certain information set out within the Company's annual report in accordance with International Financial Reporting Standards ('IFRS') and with those parts of the UK Companies Act 2006 applicable to companies reporting under IFRS, dated 22 May 2012, as updated or supplemented if necessary. Details of events occurring subsequent to the approval of the annual report on 22 May 2012 are summarised on page A-1. The content of the Group's website (www.vodafone.com) should not be considered to form part of this annual report on Form 20-F.

Vodafone Group Plc	01
Annual Report 2012

In this

year’s

report

Business review#
02	Overview

	02	Who we are
	04	What we do and how we do it
	06	Where we do it
	08	Where we are heading
	10	How we’re doing

12	Chairman’s statement

14	Chief Executive’s review

18	Industry trends

20	How we do business

22	Strategy

	22	Mobile data

	26	Emerging markets

	28	Enterprise and total communications

	30	New services

32	Core strengths

34	Our people

36	Sustainable business

38	Mobile for Good

39	Risk overview

Performance#
40	Operating results

50	Guidance

51	Principal risk factors and uncertainties

54	Financial position and resources

Governance#
60	Board of directors and Group management

63	Corporate governance

74	Directors’ remuneration

Financials
88	Contents

89	Directors’ statement of responsibility#

90	Audit report on internal controls

91	Critical accounting estimates

93	Audit report on the consolidated financial statements

94	Consolidated financial statements

143	This page is intentionally left blank.

144	This page is intentionally left blank.

Additional information
150	Shareholder information#

158	History and development#

159	Regulation#

163	Non-GAAP information#

166	Form 20-F cross reference guide

169	Forward-looking statements

171	Definition of terms

173	Selected financial data

Exhibit 7

Exhibit 12

Exhibit 13

Exhibit 15.1

Exhibit 15.2

#These sections make up the directors’ report.

Vodafone Group Plc	02
Annual Report 2012

Who we are

Who we are

We are a global communications business giving people the power to connect with each other – and to learn, work, play, be entertained and broaden their horizons – wherever and however they choose.

The numbers speak for themselves. At the last count, over 404 million customers use our services in more than 30 countries around the globe. They choose Vodafone because we stand for great coverage, a reliable connection and good value – as well as a passion for improving the customer experience.

View our year in conversation online:
vodafone.com/ar2012

Vodafone Group Plc	03
Annual Report 2012

Vodafone Group Plc	04
Annual Report 2012

What we do and how we do it

What we do and how we do it

We want to be admired for empowering people – making their lives simpler, easier and a good deal richer and more rewarding. These are the four pillars of the Vodafone Way which forms the foundation of our culture:

Customer obsessed

We are passionate about exceeding customer expectations, understanding their needs and earning their increasing loyalty.

Innovation hungry

We promote a climate that fosters innovation and calculated risk taking to develop new services and ways of working.

Ambitious and competitive

We bring energy and passion to our work, setting ourselves high standards. We measure our success compared to our competitors not just to our plans.

One company, local roots

We operate as one company across diverse teams and markets to achieve the best outcome for our customers. We have an international brand and values, but are part of the local community.

View our year in conversation online:
vodafone.com/ar2012

Vodafone Group Plc	05
Annual Report 2012

Vodafone Group Plc	06
Annual Report 2012

Where we do it

Where we do it

We are one of the world's largest mobile companies. We operate in over 30 countries and we partner with other network operators across over 40 more – extending our reach beyond our equity interests.

Global footprint

Equity interests

Europe	Hungary	Portugal
Albania	Ireland	Romania
Czech Republic	Italy	Spain
Germany	Malta	Turkey
Greece	Netherlands	United Kingdom

AMAP	India	**Non-Controlled Interests**
Australia	Safaricom[1]	Verizon Wireless[1]
Egypt	New Zealand	
Fiji	Qatar	
Ghana	Vodacom[2]	

Revenue[3]

Non-Controlled Interests and Common Functions[4]: £0.4bn
£46.4bn
Africa, Middle East and Asia Pacific ("AMAP"): £13.9bn
Europe: £32.2bn

Adjusted operating profit[3]

Europe: £5.3bn
£11.5bn
Africa, Middle East and Asia Pacific: £1.5bn
Non-Controlled Interests and Common Functions: £4.8bn

Notes:
1 Associates.
2 Includes South Africa, Tanzania, Mozambique, Lesotho and the Democratic Republic of Congo.
3 The sum of these amounts do not equal Group totals due to inter-company eliminations and roundings.
4 Common Functions primarily represent the results of the partner markets and the net result of unallocated central Group costs.

1
2
3
4
5
6
7

Equity interests
Partner markets

Vodafone Group Plc	07
Annual Report 2012

Business review

1 Germany

36m mobile customers

Our largest market by revenue

We are the leading mobile operator in Germany, with a revenue market share of 35%. In 2010 we became the first operator in Germany to launch super fast 4G mobile data services with peak data download speeds of up to 50 Mbps. Germany is our largest market for fixed broadband customers with 3.4 million users.

2 Italy

30m[1] mobile customers

We are the largest mobile operator in Italy

We acquired operations in Italy in 2000. In 2011 we became the largest mobile operator and now have a 37% revenue market share. While the economic recession led to a fall in revenue during the year, our flexible cost structure, due to low handset subsidies, has ensured that overall profitability remains high.

3 Vodacom

57m mobile customers

Growing strongly in Africa

We own 65% of Vodacom which covers five countries in Southern Africa – including South Africa which is the largest business, accounting for about 85% of revenue, Tanzania, Lesotho, Mozambique and the Democratic Republic of Congo. In South Africa we are the market leader and continue to deliver strong revenue growth due to the rapid take up of mobile data services.

4 UK

19m mobile customers

Our first market

We made the first UK mobile phone call in 1985 and we were the first UK mobile network operator to launch commercial 3G services in 2001. Our business has expanded rapidly and today we account for 26% of the UK market (measured by revenue) and have a market leading 37% share of the mobile enterprise market.

5 Spain

18m mobile customers

Challenging market conditions

The economic recession is extremely harsh in Spain, with unemployment at 24% leading to significant declines in organic revenue as customers cut back on spending. We remain confident of Spain's longer term prospects and therefore we recently invested around £500 million in new spectrum which will be used to rollout 4G services.

6 India

150m mobile customers

Our largest market by customers

We acquired a controlling stake in India in 2007. Since then we have grown the customer base from 28 million to over 150 million and increased our revenue market share from 16% to 21%. Through our investments in 3G technology and low cost handsets we are bringing mobile internet services to this fast growing market.

7 Verizon Wireless

93m[1] mobile customers

A leading US operator

We own 45% of Verizon Wireless, the largest mobile operator in the United States measured by revenue. During last year Verizon Wireless achieved 7.3%* service revenue growth driven by good customer growth and the strong take-up of mobile data services. Its leading 4G network now covers two-thirds of the US population.

Note:
1 Represents 100%. The Group's share based on its equity interests are 23 million in Italy and 42 million in Verizon Wireless.

Vodafone Group Plc	08
Annual Report 2012

Where we are heading

Where we are heading

In November 2010 we set out a new strategy to develop from a strong Vodafone into a more valuable Vodafone. The strategy is driven by a focus on four key areas of growth potential:

Data services

Customer appetite for the mobile internet and related services will be the single biggest driver of our business going forward.

Find out how we are seizing the opportunity
Pages 22 to 25

Emerging markets

Our businesses in Africa and India are growing strongly as mobile communications are having a transformational impact on people's lives.

Read more about our strategy for emerging markets
Pages 26 and 27

Enterprise and total communications

Businesses account for a large part of our activity and growth in this sector will be driven by employees becoming more mobile, devices more secure and the convergence of fixed and wireless communications.

Learn more about why we are well placed to succeed
Pages 28 and 29

New services

Machine-to-machine, mobile commerce services and operator billing, among many others, offer exciting new avenues for growth.

More about how new services are set to enhance customer experience
Pages 30 and 31

Controlled and jointly controlled operations

Sustained cash flow
Shareholder returns
Reinvestment

Growth drivers
Data services
Emerging markets
Enterprise and total communications
New services

Core strengths
Capital discipline
Cost efficiency

Read more
Pages 32 and 33

Non-controlled operations

Shareholder returns
Reinvestment

Liquidity and cash flow

Read more
Pages 55 and 56

View our year in conversation online:
vodafone.com/ar2012

Vodafone Group Plc	09
Annual Report 2012

Vodafone Group Plc	10
Annual Report 2012

How we’re doing

How we're doing

We track our performance against 12 key financial, operational and commercial metrics which we judged to be the best indicators of how we're doing.

Organic service revenue growth

Growth in the top line demonstrates our ability to grow our customer base and stabilise or increase ARPU. It also helps to maintain margins.

Target: 1–4% per year to March 2014.

2010	–1.6%
2011	2.1%
2012	1.5%

achieved

Adjusted EBITDA margin

Trends in our adjusted EBITDA margins demonstrate whether our revenue growth is generating a good return on our investment in customer acquisition, and whether we can offset underlying cost pressures in our business with cost efficiencies elsewhere.

Target: Adjusted EBITDA margin to stabilise by March 2014.

2010	33.1%
2011	32.0%
2012	31.2%

on-track

Adjusted operating profit ('AOP')

Because of the significant contribution made to our overall profitability by our US associate, Verizon Wireless, AOP is a better determinant of overall profitability than adjusted EBITDA.

Target: £11.0 – £11.8 billion in 2012 financial year.

2010	£11.5bn
2011	£11.8bn
2012	£11.5bn

achieved

% of European network with 3G (14.4 Mbps or better)

Faster, more reliable networks with wider coverage stimulate data usage and create a clear point of difference over other operators.

Target: 99% by March 2015.

82%
of European 3G network at least 14.4 Mbps, up from 66% in 2011 on-track

Relative market share performance

We track our relative performance by measuring the change in our mobile market share against our competitors.

Target: Gain or hold mobile service revenue market share in most of our main markets against our principal competitor.

5/7

We gained mobile service revenue market share in 5 out of 7 of our main markets.

achieved

Returns to shareholders

Consistent and balanced returns to shareholders demonstrate our commitment to capital discipline.

Target: Dividend per share growth of at least 7% per year to March 2013 (excluding special dividends).

2010	+6.9%
2011	+7.1%
2012	+7.0%

achieved

Vodafone Group Plc	11
Annual Report 2012

Business review

Free cash flow

Our regular dividend is paid out of free cash flow, so maintaining a high level of cash generation (even after significant continued investment in capex) is key to delivering our dividend growth target.

Target: £5.5 – £6.5 billion per year to March 2014.

2010	£7.2bn
2011	£7.0bn
2012	£6.1bn

achieved

% of consumer contract revenue from integrated tariffs

Our strategic push towards integrated tariffs allows us both to defend our revenue base from voice/SMS substitution, and to monetise future data demand growth.

Target: To significantly increase each year.

43% of European contract revenue from integrated tariffs at March 2012, up from 27% in 2011 achieved

Smartphone penetration

Smartphones are the key to giving our customers access to the mobile internet; the more our customers have them, the bigger our data opportunity becomes.

Target: To significantly increase each year.

27% European smartphone penetration at March 2012, up from 19% in 2011 achieved

Share ownership by senior leadership team ('SLT')

We have recently introduced share ownership targets throughout the SLT, to more closely align operational management's goals with those of external shareholders.

Target: 14 million shares.

18m

Shares owned by SLT; equivalent to 128% of goal.

achieved

Employee engagement

The employee engagement score measures employees level of engagement, a combination of pride, loyalty and motivation.

Target: Maintain top quartile.

77

up from 75 in 2011

achieved

% of women in the senior leadership team

This is one measure of the diversity in our business which brings us a more balanced range of skills and management styles.

Target: To improve each year.

19% of the SLT are women up from 17% in 2011

achieved

Vodafone Group Plc	12
Annual Report 2012

Chairman’s statement

Chairman's statement

A world of opportunity

Gerard Kleisterlee succeeded Sir John Bond as Chairman of Vodafone at the AGM in 2011. Previously he was CEO of Philips for ten years. Here he gives his view on his first impressions of Vodafone, the key governance issues facing the Board, his interactions with management, and the approach to management and shareholder remuneration.

Summary of key points

- **Our strategy is working well to deliver superior operational performance, a high level of free cash flow and significant returns to shareholders**
- **We have strength in depth in the management team and a Board comprised of business leaders with a wide range of business expertise**
- **Strong returns to shareholders with total dividends for the year of 13.52 pence (including the 4.0 pence special dividend) and the majority of the £6.8 billion share buyback programme now complete**

What have been your main impressions of Vodafone after your first year?

The Group is well positioned. It has strong franchises in most of its markets, attractive global exposure, a core product that has become a vital part of people's lives and a number of exciting opportunities for growth. Combined with its substantial cash flow, low leverage and management strength in depth, there are plenty of reasons for optimism.

However, throughout Vodafone I see what I would describe as a restless dissatisfaction: a sense that we are doing well and have significantly improved our commercial performance over recent years, but that we could do much better still.

People at Vodafone are their own toughest critics but this creates a highly energetic and strongly collaborative environment aiming at constant improvement.

How is the strategic focus of the company evolving?

The last two years have seen significant proceeds realised from the sale of non-controlled stakes and the income dividend from Verizon Wireless, which means that the external focus will now inevitably turn more to our operational execution. From our perspective, this is no more than business as usual and the Group's strategy continues to be clear: to pursue our growth opportunities in data, enterprise and emerging markets in a disciplined and efficient way, and give shareholders a healthy return on their investment in the process. All of these elements are discussed in much more detail elsewhere in this report.

Vodafone Group Plc	13
Annual Report 2012

Business review
Performance
Governance
Financials
Additional information

Vodafone share price vs FTSE 100
1 April 2011 to 21 May 2012

200
160
120
7000
5500
4000
Jun 11
Aug 11
Oct 11
Dec 11
Feb 11
Apr 12
Vodafone (share price in pence)
FSTE 100 index

For legal reasons it should be noted that past performance cannot be relied on as a guide to future performance.

Cash returns to shareholders

£bn
2009
4.0 1.0
2010
4.1
2011
4.5 2.1
2012
4.6 3.6 2.0
Ordinary dividends paid
Share buyback
Special dividends paid

How is the Board currently functioning?

The Board's primary focus is to support and advise the executive management on the delivery of the Group's strategy within a clear and transparent governance framework, and I believe we are currently fulfilling that role. Our annual survey on Board effectiveness has prompted some minor modifications but no major overhaul.

With respect to expertise, my predecessor made excellent progress in assembling a broad diversity of talents and outlooks. The Board currently comprises business leaders from sectors as wide-ranging as financial services, retail, venture capital, accountancy, technology and regulated industries, as well as far-reaching geographical knowledge. I would be keen to build our experience of internet-based business models, as well as a detailed knowledge of Asian markets. We also aim to bring further gender balance over the coming years as we reach our goal of 25% of Board members being women by 2015.

"Our share price has outperformed the MSCI European Telecoms index by 19.6% and the FTSE 100 by 3.7%"

How do you approach shareholder remuneration?

Our shareholder remuneration strategy is focused on total shareholder return, through a combination of growing the value of the Company by investing in opportunities that earn a return in excess of our cost of capital, and a consistent dividend policy. Our dividend per share growth target, put in place two years ago, sets out to give shareholders a growing dividend stream comfortably covered by expected annual free cash flow. We are also nearing the end of a £6.8 billion share buyback programme and this year paid an additional special dividend of 4.0 pence per share out of the proceeds of our income dividend from Verizon Wireless.

Taking ordinary dividends, this year's special dividend and the buyback programme together, total cash returns to shareholders have been equivalent to approximately 30% of our market capitalisation over the last four years. Furthermore, in the period from 1 April 2011 to 21 May 2012, our share price has outperformed the MSCI European Telecoms index by 19.6% and the FTSE 100 by 3.7%.

And what about management remuneration?

The executive management team should be paid well to the extent that they create value for shareholders. Our incentive schemes have a bias towards long-term, share-based plans, which incentivise our leaders to prioritise multi-year investment decisions and align their interests closely with those of institutional shareholders. We have deepened this alignment this year by introducing shareholding requirements throughout the senior leadership team.

How is Vodafone addressing its broader social responsibilities?

Mobile telecommunications have played a significant role in the development of emerging market economies, not only through the investment in infrastructure but also through allowing people to connect with each other cheaply and easily for the first time. Vodafone and Vodacom have clearly played their part in this, particularly in India and southern Africa.

We are also taking a step further, introducing mobile financial services platforms across many of our markets, and developing mobile health initiatives. These, of course, stand to benefit our business through enhanced customer loyalty, but they also bring wider social benefits to the countries in which they are deployed.

Finally, we can also use the resourcefulness and dynamism of our employees to help raise funds to target specific medical issues that compromise thousands of lives in emerging markets. This year we launched our Moyo challenge, to raise £7 million through our employees for the Vodafone Foundation partner Comprehensive Community Based Rehabilitation ('CCBRT') to eradicate obstetric fistula (a maternal health condition) in Tanzania, which has affected 24,000 women since 2000. We are well on our way to reaching our target by June this coming year, aided by the generosity of our employees, suppliers and partners.

Gerard Kleisterlee
Chairman

Explore in more detail

More on **Governance**
Pages 63 to 73

More on **Director's remuneration**
Page 74 to 87

More on **Risk management**
Page 39

More on **Mobile for Good**
Page 38

Vodafone Group Plc	14
Annual Report 2012

Chief Executive review

Chief Executive's review

Continued strategic progress

"Our focus on the key growth areas of data services, emerging markets and enterprise is positioning us well in a difficult operating environment."

Summary of where we are now...

- **Our commercial performance continues to be strong, enabling us to gain or hold market share in most of our major markets**
- **Group revenue increased by 1.2% to £46.4 billion driven by strong performance in data services and continued penetration of mobile services in emerging markets**
- **We continue to generate a strong level of free cash flow of £6.1 billion, while increasing our capital expenditure to £6.4 billion in order to maintain our leading network quality**

View our year in conversation online:
vodafone.com/ar2012/conversation

Financial review of the year

Our overall financial performance this year has been steady. Our major emerging markets operations have had a very strong year. In addition, Verizon Wireless ('VZW'), our 45% owned associate in the United States, combined continued good revenue growth with substantial cash flow. On the other hand, the tough macroeconomic and regulatory environment in much of Europe has made revenue growth in that region increasingly challenging.

However, on a relative basis, we have held or gained share in most of our major markets, continuing last year's trend. The quality of our network continues to improve, with high speed data now available across a growing proportion of our voice network in our European markets, and low frequency spectrum for 4G/LTE services now secured in Italy and Spain. Cash flow generation and shareholder remuneration, even after sustained network investment, continue to be significant.

Group revenue for the year was up 1.2% to £46.4 billion, with Group organic service revenue up 1.5%* and data revenue up 22.2%*. Group adjusted EBITDA margin fell 0.8 percentage points, as a result of continuing high levels of commercial costs associated with the migration to smartphones, and the difficult trading environment in Spain in particular. Group adjusted EBITDA was £14.5 billion, down 1.3% year-on-year, but flat organically before restructuring costs.

Vodafone Group Plc	15
Annual Report 2012

Business review
Performance
Governance
Financials
Additional information

Service revenue growth 2012*

	%
Group	+1.5
Data	+22.2
Emerging markets	+13.2
Enterprise	+2.2

Group adjusted operating profit was £11.5 billion, down 2.4% year-on-year but at the top of our guidance range of £11.0 billion – £11.8 billion based on guidance exchange rates. The decline in adjusted operating profit was due to the sale of our interest in SFR at the start of the year; on an organic basis, adjusted operating profit was up 2.5%*, as a result of the good performance at VZW.

We recognised £3.5 billion of net gains on the disposals of our interests in SFR and Polkomtel, and we recorded impairment charges of £4.0 billion relating to our businesses in Italy, Spain, Portugal and Greece primarily driven by lower projected cash flows within business plans and an increase in discount rates, resulting from adverse changes in the economic environment.

Free cash flow was £6.1 billion and within our guidance range of £6.0 billion – £6.5 billion for the year. The year-on-year decline reflected the loss of dividends from China Mobile Limited, the reduction in dividends from SFR, and the conclusion of our prior year working capital programme. Capex was up 2.3% at £6.4 billion, as we continued to maintain our significant level of investment to support our network strategy. In addition to our reported free cash flow we received an income dividend of US$4.5 billion (£2.9 billion) from VZW.

Adjusted earnings per share was 14.91 pence, down 11.0% on last year. The decline was driven by the loss of our share of SFR and Polkomtel profits, the loss of income from our interests in China Mobile Limited and SoftBank, and higher finance charges as the result of our decision to take advantage of low prevailing interest rates to fix a higher proportion of our debt.

The Board is recommending a final dividend per share of 6.47 pence, to give total ordinary dividends per share of 9.52 pence, up 7.0% year-on-year. During the year we also paid a special dividend of 4.0 pence per share, paid out of the income dividend we received from VZW. Total dividends per share were therefore up 51.9%.

Europe

Organic service revenue in Europe was down 1.1%* year-on-year. Excluding the impact of regulated cuts to mobile termination rates ('MTRs'), service revenue grew by 1.4%*. As in the prior year, we saw a broad divide between the more stable major markets of northern Europe, with Germany, the UK and the Netherlands all growing; and the much weaker markets of southern Europe, with Italy and Spain suffering from strong competition and a very poor macroeconomic environment.

Data revenue growth was strong at 20.2%*, with smartphone penetration on contract customers of 44.9%, up 11.5 percentage points during the year. We have continued our major commercial push towards integrated voice, SMS and data tariffs, so that in the final quarter, 43.2% of consumer contract service revenue in our major European markets came from customers on integrated tariffs.

Organic adjusted EBITDA was down 4.5%*, and the adjusted EBITDA margin fell 1.5* percentage points. The decline in adjusted EBITDA margin was almost entirely driven by margin erosion in Spain, where we put through significant price cuts during the year. Elsewhere, we benefited from increased cost efficiency.

AMAP

Organic service revenue growth in AMAP was 8.0%*. Our two major businesses, India and Vodacom, reported growth of 19.5%* and 7.1%* respectively. In India, pricing showed clear signs of stabilisation after a prolonged price war. In South Africa, growth continued to be strong, despite significant price cuts on data tariffs. In Australia, revenue declined sharply as our network perception continued to suffer after service issues experienced more than a year ago.

Organic adjusted EBITDA was up 7.8%* with adjusted EBITDA margin down 0.1* percentage points. Adjusted EBITDA margins in our two biggest AMAP businesses, Vodacom and India, increased, but this positive impact was offset by a significant decline in the adjusted EBITDA margin in Australia.

Verizon Wireless

Our share of the net income of VZW represented 42.2% of our Group adjusted operating profit. VZW enjoyed another very strong year, with organic service revenue up 7.3%* and adjusted EBITDA up 7.9%*. Our share of profits from VZW amounted to £4.9 billion, up 9.3%* year-on-year. In December 2011 VZW announced the proposed acquisition of 122 Advanced Wireless Services spectrum licenses, covering a population of 259 million, from SpectrumCo for US$3.6 billion (£2.3 billion).

For a detailed analysis of our financial performance for the year, please turn to page 40.

Service revenue by type 2012

Fixed: 8%
Other: 5%
Messaging: 12%
Data: 15%
Voice: 60%

Vodafone Group Plc	16
Annual Report 2012

Chief Executive's review (continued)

"We have continued to stimulate data adoption by encouraging customers to upgrade to smartphones, and offering a broad portfolio of these handsets across a range of price points."

Our strategic priorities:
- → Mobile data
- → Emerging markets
- → Enterprise and total communications
- → New services

Priorities

All the elements of our Group strategy are covered in detail elsewhere in the annual report. In this section, therefore, I think it is more useful to give you some deeper insight into what I see as the key priorities for the business over the year ahead, and where Vodafone's leadership team will be focusing their energies. Some of these priorities are, indeed, specific constituents of our strategy; others reflect our ability to influence the markets in which we operate or the resources we have at our disposal to execute our strategy.

Data

After many years of investment and technological development, the customer experience of mobile data services in developed markets has now generally reached very good levels, with for example, high quality streamed video now widely available. However, operators in Europe have three significant challenges when it comes to data services: pricing, commercial costs and customer usage.

Our progress on pricing is inconsistent. In the best markets we are successfully generating incremental ARPU of €10 a month as we migrate customers to smartphones and data packages. However, in others the uplift is more marginal, often driven by the level of competition in the market. Our goal over the next 12 months is to achieve a more consistent revenue return from data – through faster, more reliable networks, significantly enhanced customer service, and a range of new and differentiated services accessible through the handset.

Unfortunately, almost all of the incremental ARPU we are generating ends up being invested in commercial costs. The smartphone market is still skewed to the high end, which has driven significant increases in average customers acquisition and retention costs over recent years. Looking ahead, we see scope for more competition in the handset market as new vendors seek to enter the market and more established players look to grow in the mid-tier. This should drive down our customer investment costs.

The pressure on our top line, particularly in Europe, is intense and we need to protect profitability through better cost discipline. Commercial costs are the biggest single cost in our business and we will not successfully stabilise margins unless we manage these acquisition and retention costs more rigorously.

Finally, we need to find a way to stimulate customer consumption of data. Average data usage on a smartphone in Europe is around a third of that in the US and less than a fifth of that in some parts of Asia. We have to work more effectively at showing customers they can use data more freely while still controlling their spend, and also helping them understand what they can actually use data services for. The ongoing upgrade to our European network, creating a platform which offers high speed data services everywhere we provide a voice connection, will in itself breed additional demand.

Regulation

The telecoms industry continues to experience intense regulation on mobile termination rates ('MTRs'), and voice and data roaming. In addition, auctions of new spectrum are often structured to favour new entrants at low prices. The consequence of these actions is to suppress investment in next generation mobile and fixed networks, and thus to limit our ability to provide high speed data across a broad footprint. This universal access to high speed connectivity is a key goal of regulators across Europe, and will not be achieved if the current onerous level of regulation continues. I see it as a major priority to continue to work with my industry peers and local and EU regulators to find a fairer balance which protects customers while encouraging investment and competition.

I have been very vocal in my objection to this ongoing regulation, much of which has not produced the results intended by regulators. For example, reductions in mobile termination rates since 2009 have not meant that prices fall faster for mobile consumers and have not encouraged fixed line customers to make more calls to mobiles. If anything, the opposite has happened. I believe regulators should avoid auto pilot regulation that does not check whether regulation has achieved its purpose.'

Jederzeit
bestens beraten

Customer experience

Our retail stores around the world are being reconfigured to ensure customers leave the store with their smartphone ready to use with technical experts available to resolve customers' questions and device problems. By May 2012 4,400 of our stores provided these services and during this year we will further expand the roll out.

More detail
Page 25

Vodafone Group Plc	17
Annual Report 2012

Business review
Performance
Governance
Financials
Additional information

Employee talent and diversity

Our goal is to achieve a broad employee base in terms of gender and nationality, and specifically target increased representation of women and emerging market talent at senior management level.

More detail
Page 34

Talent and diversity

We continue to have high standards for talent and to strengthen our senior leadership population. Last year we promoted 20 internal talents to the senior team, of which 30% were female, and we hired 15 external candidates of which 20% were female. We continue to rotate top talents during their Vodafone careers. This not only stimulates the cross-pollination of ideas and best practices between markets, it also develops the cultural sensitivities that will be key in our future senior management.

As with many large companies, we have a disproportionate representation of men in our middle and senior management. I strongly believe that women have a range of skills and insights that are often different from, but complementary to, those of men, and management teams that do not reflect a better balance are the worse for it. Currently 19% of our senior leadership team is female, up from 17% in the prior year. We have set a target of increasing the percentage year-on-year.

Organisational change

Big organisations inevitably have a tendency towards bureaucracy, complexity and caution. Often the right option does not get pursued because of fear of failure or a desire not to "rock the boat", or the time between decision and execution is too long and the opportunity has passed.

Over the last three years, we have embarked on a cultural change programme called The Vodafone Way which is designed to engender a cultural shift in how we do business, both internally and externally. The key building blocks of The Vodafone Way are speed, simplicity and trust. I believe we are already beginning to see the benefits of this in more personal accountability and better decision-making, but we need to drive this throughout the Group and our leaders must be responsible for exhibiting the right behaviours. There is more on this on pages 34 and 35.

Prospects for the 2013 financial year

Vodafone is well positioned for the coming year. We have continued to gain revenue share in many of our markets, as we lead the migration to smartphones and the adoption of data services by the mass market. Our exposure to the enterprise segment and our emerging market assets will continue to be strategic drivers of our performance and, with VZW set for another strong year, our overall geographical exposure is a positive differentiator. We have a strong balance sheet and will continue our major focus on shareholder remuneration, while reinvesting substantially in our network to enhance the customer experience.

Nevertheless, the environment in Europe is set to remain very difficult. Weak consumer demand from poor macroeconomic conditions, a harsh regulatory backdrop and ongoing competition create material barriers to growth. MTRs alone will have a negative impact, similar in percentage terms to the 2012 financial year, on service revenue growth in the 2013 financial year.

We anticipate free cash flow for the coming year of £5.3 billion to £5.8 billion. The loss of dividends from SFR following the sale of our 44% stake, as well as a weaker euro year-on-year, are the main differences from the 2012 financial year. We expect capital expenditure to remain broadly steady on a constant currency basis.

We remain committed to continuing to deliver a good return to our shareholders through the achievement of our targets for free cash flow and dividend growth; our focused investment in profitable growth areas; and our ongoing capital discipline.

Vittorio Colao
Chief Executive

Summary of the year

- **Our focus on the key growth areas of data, emerging markets and enterprise is positioning us well in a difficult operating environment.**
- **Our commercial performance and our ability to leverage scale continue to be strong, enabling us to gain or hold market share in many of our key markets.**
- **Our robust cash generation and the income dividend received from Verizon Wireless have enabled us to translate this operational success into good returns for shareholders.**
- **Our goal over the next three years is to continue to strengthen our data networks and to enrich customers' experience.**

Vodafone Group Plc	18
Annual Report 2012

Industry trends

Industry trends

Where the industry is now

The mobile industry is a large and important sector with six billion global users. Customer growth over the last five years has been rapid, driven by the benefits of mobility, falling prices and rising penetration in emerging markets. However, pressures on revenue growth from competition and regulation are significant and are likely to remain.

- **86% of the world's population use a mobile phone**
- **Competition is intense with typically at least four mobile operators in each country and numerous additional alternative communications providers**
- **Regulators continue to impose policies to lower the cost of access to mobile networks**

Scale

The mobile industry is one of the largest communication sectors in the world with over six billion users across the globe. In contrast there are only 1.2 billion people with fixed line phones. The mobile industry generates around US$960 billion of annual service revenue, 80% of which comes from people making standard voice calls and sending texts. Over the last ten years the share of telephone calls via mobile has increased from 20% to 74%, reflecting the benefits of mobility. In 2011[1], 4.3 trillion text messages were sent (about 136,500 every second).

Growth

The demand for mobile services continues to grow. In the last five years the number of users has increased by an average of 17% each year driven by rising living standards, population growth and cheaper mobile services and handsets. In 2011[1] 86% of the world's population has a mobile phone, whereas ten years ago this was only 16%. Most of the new demand for mobile services is from emerging markets such as India and Africa.

In India for example, the number of phone users increased by over 140 million in just one year, 2011[1], which is more than twice the size of the UK population. Emerging markets are growing quickly, and account for over 70% of the world's mobile users. The rest live in developed markets such as Europe and the United States, where demand is growing more slowly as most people already have a device – in Europe for example there is already an average of 1.3 SIM cards per person.

Competition

The telecommunications industry is highly competitive, with typically at least four national mobile network operators, such as Vodafone, and one national fixed line operator in each country. In addition, there can be numerous companies that rent capacity from mobile operators and sell their own mobile services to customers. In some countries there can also be several independent distribution companies that compete with the mobile network operators' own stores. Advances in technology are bringing in newer suppliers, such as internet based companies and software providers offering converged services such as voice over internet protocol ("VoIP"). Against this background, consumers have a wide choice of providers.

Regulation

The mobile industry is very heavily regulated by both national, European and other regional and international authorities. Regulators continue to impose policies to lower the cost of access to mobile networks through setting lower mobile termination rates (the fees mobile companies charge for calls received from other companies' networks) and to limit the amount that operators can charge for mobile roaming services. These two areas represent 12% of service revenue for Vodafone.

In an environment of intense competition and significant global regulatory pressures, industry voice prices have tended to reduce over time – and in 2011[1] fell 14%. However, with more mobile phone users and some customers using their devices ever more frequently, global industry revenue remains on a positive trend and expanded 5% in 2011[1].

Mobile phone users by market 2011
Industry data calendar year

Emerging markets
Developed markets
China 20%
India 18%
Other Asia 14%
Europe 18%
US 7%
Other 4%
Other 19%

Mobile penetration 2011 %
Industry data calendar year

Europe	130
US	106
Turkey	91
India	74
China	74

Outgoing voice prices per minute (year-on-year change) %
Vodafone data

2010	–22
2011	–21
2012	–16

Note:
1 Refers to calendar year.

The industry data on pages 18 and 19 is sourced from Strategy Analytics, IDC and Merrill Lynch Wireless Matrix.

Vodafone Group Plc	19
Annual Report 2012

Business review
Performance
Governance
Financials
Additional information

Where the industry is heading

The pace of change in the mobile industry is significant with growing sources of revenue from data services such as internet usage; new users from emerging markets; rising take-up of smartphones and tablets; and major advancements in network technology to deliver faster and better services.

- **Data services and emerging markets represent the largest opportunity as traditional voice and text services in developed countries reach maturity**
- **The shift towards smartphones and away from feature phones continues with smartphones representing nearly 40% of devices shipped in the last year**
- **Significant technological improvements have led to faster data networks and product innovation to improve the customer experience**

Growing revenue streams

The share of industry mobile revenue from traditional voice and messaging services in developed markets is declining due to relative market maturity, ongoing competitive and regulatory pressures leading to lower prices for mobile calls, and a slow pace of economic growth. In contrast the demand for data services, such as internet on the mobile, is growing rapidly. In 2006[1] data services accounted for 6% of industry mobile service revenue, in 2011[1] it reached 20%, and it is expected to rise further over the medium term.

Demand is being driven by a combination of higher smartphone penetration, significant enhancements to network data speed and coverage, and an increased range of mobile applications. Smartphones now represent 39% of all handset sales compared to 8% in 2006[1].

Emerging markets, such as India and Africa, represent the regions with the most potential for future revenue growth driven by strong economic growth and low mobile penetration. For example, only 74% of India's 1.2 billion population have a mobile phone implying good potential future market growth. According to external estimates by 2015[1] there will be 1.5 billion new mobile users, and the vast majority will be from emerging markets.

Technological innovation

Today's mobile networks in Europe are typically a combination of 2G networks for traditional voice, text and basic data services, and 3G networks for high speed mobile internet access and application downloads. 3G maximum data downlink speeds are already up to 43 Mbps (with typical user speeds of up to 6 Mbps). 4G, or long-term evolution ("LTE"), the next stage of mobile network development, is already in place in some countries – providing maximum user speeds of up to 150 Mbps (typical user speeds up to 12 Mbps). Going forward, further network upgrades are expected to significantly enhance the user experience through a combination of both faster networks and wider high speed network coverage.

Innovation in services is also critical to enhance customer experience. Vodafone, together with a number of other leading operators, has developed the next wave in personal mobile communications known as rich communication services which will enable data services such as instant messaging or chat, live video sharing and file transfer across any device and on any network, in much the same way as voice and SMS. Vodafone is also developing a range of new services to generate additional revenue and enhance the customer experience such as mobile commerce, machine-to-machine and operator billing, which are discussed in more detail on pages 30 and 31.

Service revenue growth 2012* %
Vodafone data

Voice
–4.0
Messaging
+4.4
Data
+22.2
Fixed
+5.4

Smartphone share of handset shipments %
Industry data calendar year

2006
8
2010
21
2011
39

Service revenue from key areas %
Vodafone data

2010
23
28
49
2011
27
30
43
2012
29
33
38
Emerging markets
Mature market data, fixed and other
Mature market mobile voice

Maximum mobile data downlink speeds Mbps
Industry data calendar year

2007
7.2 (3G)
2008
14.4 (3G)
2009
28.8 (3G)
2010
43.4 (3G)
150 (4G)
2011
150 (4G)

Vodafone Group Plc	20
Annual Report 2012

How we do business

How we do business

A simple business model

We buy licences that give us rights to spectrum bands and we build networks over which we provide calls, SMS and mobile internet services to customers.

Customers pay for the services and we use the cash flow generated to reinvest in the business and provide a good return to our shareholders.

Our reinvestment in the business allows us to make continuous improvements to our network, strengthen our brand, and develop our stores and websites to attract new customers and retain existing ones.

1. Assets

Networks

We aim to have the best mobile network in each of our markets. This means giving our customers far-reaching coverage, a very reliable connection, and increasing speeds and data capacity. We believe that over time, offering a superior network experience will enable us to secure a premium positioning in most of our markets.

Our network investment is enhanced by our ongoing acquisition of mobile spectrum as it becomes available. For more information on our network build-out, see page 24.

Distribution

We operate around 14,000 stores across the Group, and have extensive networks of exclusive distribution partners and third party retailers. We will develop our distribution further to stay close to our customers, making it easy for them to join us from our competitors, upgrade their existing contract or just seek help with the services we offer. In addition, the internet is becoming an increasingly important part of our sales and service mix, and we have significantly upgraded our online shop and online service capabilities over the last three years.

Supplier relationships

We work closely with our suppliers to build robust networks, develop innovative services and offer the widest range of the latest devices. In many cases these are partnerships, where we will approach a supplier with an idea or a problem that needs solving, and then work together to bring a solution to market.

From the customer perspective, the global reach and scale of Vodafone means that we will often be the destination for exclusive or first-to-market products.

Networks
Distribution
Supplier relationships
People
Brand
1. Assets
2. Customers

Vodafone Group Plc	21
Annual Report 2012

Business review
Performance
Governance
Financials
Additional information

People

We place significant emphasis on the calibre of the people we recruit, how we develop them and the importance of our interface with our customers. We are working hard to build a more diverse workforce that is more representative of our customer base. We also believe it is important for our people to be the biggest champions of our own products and services, so that we all become natural Vodafone advocates. See pages 34 and 35 for more information on our people.

Brand

Vodafone is ranked as the number nine brand globally with an attributed worth of US$30 billion (source: Brand Finance), and the most valuable telecoms brand in the world. The strength of the brand raises the profile of our distribution channels and is a major driver of purchasing decisions for consumers and enterprise customers alike. During 2012 we continued our title partnership with the Vodafone McLaren Mercedes Formula One Team to give ongoing global exposure for our brand.

2. Customers

With 404 million customers globally, Vodafone is one of the biggest mobile operators in the world. Mobile communications are now a way of life, connecting people, stimulating commerce, offering entertainment and providing security.

Our customers also include many of the world's biggest companies: over 23% of our Group service revenue comes from the enterprise segment (see pages 28 and 29 for further details).

What all our customers have in common is the expectation of a great experience in what has become an essential service.

3. Revenue

We generate our service revenue through the supply of calls, text messaging, data and other services over our networks. Consumers pay for these services either via contracts (typically up to two years in length) or through buying their airtime in advance (prepaid or pay as you go). Enterprise customers often have longer contracts.

These revenue models give us excellent visibility of our business. In addition, we are not reliant on single large contracts, with the top ten biggest corporate accounts representing less than 1% of annual revenue. Secondly, the majority of our services are sold in advance – reducing credit risk and generating an attractive working capital profile. Finally, our services have become such a part of our customers' everyday lives that they have become non-discretionary in nature.

4. Cash flow

Our track record of converting revenue into cash flow is strong. Firstly, we run highly efficient networks where we seek to minimise costs, thus supporting a strong gross margin. Secondly, our market share position in many markets is strong and growing, with this in-market scale being a key driver of cost efficiencies and adjusted EBITDA margin.

5. Shareholder remuneration

The cash generated from operations allows us to sustain a generous shareholder returns programme while also investing in the future prosperity of the business. Our annual regular dividend per share, which we have targeted to grow by at least 7% to March 2013, is comfortably covered by our free cash flow guidance.

In addition, we have paid out a special dividend from the income dividend from Verizon Wireless, and are close to completing a £6.8 billion buyback programme financed through recent asset disposals. We have returned over 30% of our market capitalisation to shareholders over the last four years.

6. Reinvestment into the business

We have maintained a high and consistent level of capex in recent years, to support wider coverage, higher speeds and deeper capacity in our networks. Through our IT investment we are enhancing our customer relationship capability and providing new customer billing services. In addition, we have continued to invest in our stores, our internet and social media presence and spectrum licences to support future services and growth. We have successfully balanced the ongoing capital requirements of the business with attractive shareholder remuneration.

3. Revenue
4. Cash flow
5. Shareholder remuneration
6. Reinvestment into the business

Vodafone Group Plc	22
Annual Report 2012

Strategy

Mobile data services

Strategy

Focusing on growth in:

Mobile data services

Our goal is to become the provider of choice for customers wanting to use data services. The opportunity is huge as we believe that over time all customers will want to use data internet services on their mobile devices.

The mobile industry started less than 30 years ago with a single service – making and receiving calls. Today our customers enjoy a range of services including simple voice calls, text and picture messaging, and data services such as mobile internet browsing, social networking sites, downloading applications ('apps') and sending emails via smartphones.

Market context:
According to industry analysts, data is expected to be the fastest growing segment of the mobile industry. It is estimated that between the 2011 and 2016 calendar years worldwide mobile data revenue is set to grow by US$142 billion, compared to a US$27 billion decline in voice revenue over the same period.[1]

Goals:
We aim to have the best mobile network in all of the markets in which we operate, supported by leading IT systems. This means giving our customers far-reaching coverage, a very reliable connection and increasing speeds and data capacity.

Strengths:
We have more than 238,000 base station sites transmitting wireless signals – making us one of the largest mobile operators in the world.

Actions:
We are investing around £6 billion a year to deliver a high quality mobile data experience for our customers.

Progress:
In 2012 nearly one trillion minutes of calls were carried and more than 216 petabytes of data were sent across our networks – in other words enough data for 2.8 trillion emails.

The demand for mobile data services is growing rapidly

Data is already our fastest growing segment, with data revenue up by 22.2%* over the financial year, compared to a 4.4%* rise for messaging revenue and a 4.0%* fall for voice revenue. This demand is being driven by three key factors – a widening range of powerful and attractive smartphones and tablets, significant improvements in mobile network quality and capability, and an increased choice of user friendly and useful applications for business and social use.

Data revenue growth* %

2010	+19.3
2011	+26.4
2012	+22.2

We have already seen significant growth in the number of customers using smartphones, with 27% of customers in Europe using these devices today, compared to 19% last year, and this is expected to grow rapidly in the next few years.

Data users Millions

2010	52
2011	81
2012	108

34%
of our customers use data.

We are growing data revenue through enhancing technology and improving the customer experience

We are continuing to refocus our business on data to capture the significant expected growth in customer demand for data services.

We aim to deliver a market-leading network experience to our customers. To compare our performance against our major competitors we conduct regular benchmark tests using reputable third parties. The latest results show that we have leading data service performance in 13 out of 18 markets with data downlink speeds on average around 6% better than our next best competitor.

Typical user data speeds 2012 Mbps

	Vodafone	Next best competitor
Downlink	5.6	5.3
Uplink	1.8	1.4

More on how we're driving data through technology and customer experience
Pages 24 and 25

Note:
1 Sourced from Strategy Analytics.

Vodafone Group Plc	23
Annual Report 2012

Business review

Enhancing the UK network

Over the last 18 months we have been upgrading our network in the UK, and particularly London, to cope with the expected extra demand from the 2012 summer Olympic Games and to deliver a much enhanced smartphone data experience.

We have reconfigured our 3G network to run on 900 MHz frequency spectrum instead of 2100 MHz, which enables the radio signal to travel longer distances and provides better indoor coverage. We've also increased the number of base station sites in the UK over the last year by around 1,300, bringing the total to more than 14,600 nationally, which will boost capacity by around a third. Customers will see major benefits with improved coverage and accessibility to the network together with faster data speeds.

In order to deliver on the growth opportunity in mobile data we are focused on improving the user data experience through two key areas – technology and customer experience.

You can read about these in more detail on the following pages...

Vodafone Group Plc	24
Annual Report 2012

Strategy (continued)

Mobile data:

Technology

We want to have the best data network and IT systems to provide the platform for our products and services. At the same time we will continue to carefully manage our cost base to deliver profitable data services.

- **We want to provide the best data network in terms of coverage, speed and capability.**
- **At the same time we will continue to carefully manage our cost base to deliver profitable data services.**
- **Our goal is to provide robust IT systems to provide the platforms and tools for managing customer relationships for our products and services.**

89%
of the European population where we operate is covered by our 3G network.

£304m
invested in research and development during the year to ensure we continue to develop innovative services.

Data volume (Petabytes)

2010	95
2011	161
2012	216

Network population coverage in Germany 2012 (%)

2G	99
3G	91
4G	35[1]

Note:
1 Household coverage.

Our goal is to provide the best data network

- Today 99% of the population in our European markets can make a call across our network. We want the same level of reach for data users so that customers can use data almost everywhere they want, whether at work in big cities, relaxing in the countryside or on holiday by the beach. We already have a strong data network as a result of significant investment in 3G technology, with over 89% 3G data population coverage. We aim to increase coverage further to enhance the number of locations where customers can use data services.
- We are building faster and more reliable data networks that either meet or exceed the capabilities of leading smartphones for headline data downlink speeds. At present some 82% of our 3G footprint in Europe is capable of maximum data speeds of 14.4 Mbps or better and by 2015 this is expected to be nearly 100%. We will continue to upgrade our capability of both 21.6 Mbps and 43.2 Mbps in anticipation of the latest generation of smartphones and tablets.
- To support high speed data capability being introduced across our network we continue to upgrade our backhaul and backbone transmission capabilities, which connect our base stations to the latest technology. High capacity backhaul using ethernet, microwave and optical fibre transmission equipment is now in about 41% of our sites in Europe compared to 20% a year ago.

Long-term evolution ('LTE') technology

While 3G provides a mobile data user experience comparable to traditional fixed broadband services based on copper technology, the development of 4G services, sometimes called long-term evolution ('LTE') technology, will significantly enhance the user experience providing user speeds of up to 12 Mbps, compared to up to 6 Mbps on 3G. In Germany, our first market to launch LTE, we have already deployed the capability on 12% of our radio sites, and as a result we can provide market leading coverage to 14 million German households, one-third of the total.

We continue to manage our cost base carefully

- The increase in demand for data has meant that data traffic has more than doubled in the last two years and as a result, data now accounts for 67% of the total traffic on our network. Despite the significant cost pressures that this adds, we have managed to keep our technology operating costs, broadly stable over the same period by investing in cost efficient equipment. For example over 70% of the new radio sites deployed across the Group during the year were shared with other mobile operators which reduces the cost of renting or building new sites. We are also deploying more single radio access network ('RAN') base station sites which comprise 2G, 3G and 4G technology in one single unit as opposed to three different, and hence more expensive units. Single RAN units are now present in 24% of our sites and deliver energy operating cost savings of up to 40% compared to traditional RAN units.

Our goal is to maintain robust IT systems to provide the platform for enhancing the ways we manage our customer relationships

- We are developing a number of tools to improve the ways we interact with customers. We are investing to create a "single view" of our customers across the Group which links together all customer activity and information on our various sales channels – online, retail and contact centres. So, for example, if a customer calls a contact centre or participates in web chat online this information would be available to our in-store staff.
- We are also investing in new ways of billing customers to make tracking spend easier, including one bill for voice, data and fixed services.

Vodafone Group Plc	25
Annual Report 2012

Business review
Performance
Governance
Financials
Additional information

Mobile data:

Customer experience

We aim to differentiate from our competitors by smart and continued investments in technology, capabilities and distribution, providing both a great customer experience and competitive value to our customers.

→ **We want our customers to enjoy the experience when they interact with us, through providing the best retail stores, the easiest online experience and most accessible expert advice when needed.**

→ **Our goal is to offer customers the most attractive and innovative range of mobile devices, from smartphones to tablets, USB sticks and connected devices.**

→ **We aim to provide services that help our customers access their digital life in an easier and safer way and to build customers' trust.**

14,000
We are among the world's largest retailers with around 14,000 retail stores.

1st
Our brand is rated as the most valuable telecoms brand in the world.

Vodafone 858 Smart
The Vodafone 858 Smart is our Vodafone branded Android smartphone positioned to accelerate mobile data mass market adoption, with a retail price of around £55 in the UK. We are giving access to the mobile internet with a high quality experience to the mass market, and have sold around one million units since its launch in June 2011.

We want our customers to enjoy the experience when they interact with us

→ Our traditional voice and text messaging services are relatively simple to use and understand, however mobile data can be more difficult to understand – for example setting up your smartphone, email account or accessing internet applications. We are taking a number of steps to improve our service to make it easier for our customers. Our retail stores around the world are being reconfigured to offer customers a better experience with services which ensure customers leave the store with their smartphone fully running, and technical support experts to resolve customers' questions or problems with their devices. By May 2012 4,400 of our stores provided these services and during this year we will further expand the roll out.

→ We are also using more online capabilities so that 57% of our customers in Europe now receive an electronic bill which saves us money and also helps the environment. We have extended the online self-care service from PC to smartphones and tablets in 17 of our markets and now have eight million customers who can view their billing information, their usage and information about their price plan, across any of their connected devices.

→ We are evolving our contact centre strategy to encourage the use of social media which is simple and attractive to use for some customers. Last year we received 64 million contacts through our social media contact centres such as Vodafone Facebook, YouTube and customer forum.

Our goal is to offer our customers the most attractive and innovative range of mobile devices

→ Our strategy is to leverage our devices portfolio to both differentiate as well as drive data usage in the market. 27% of our customers in Europe use a smartphone, compared to 19% a year ago. Among consumer contract customers that pay a regular fee the figure is even higher at 47%. We continuously work with our strategic partners to have the most attractive smartphone portfolio, including both high-end devices and prepaid handsets such as the value-focused Vodafone 858 Smart.

We aim to provide services that help our customers access their digital life in an easier and safer way and to build customers' trust

→ We have established a range of integrated voice, SMS and data plans. Within these plans, customers are able to use whatever services they wish – from simple calls and text messaging to all the applications that the internet provides. 27% of our customers in Europe are already on these plans, up from 13% last year.

→ In order to keep customers' information safe and secure, Vodafone has launched a range of services designed to support data usage on smart devices and build longer term relationships with customers. Key examples are Vodafone Cloud, Vodafone Contacts, Vodafone Protect and Vodafone Guardian. Vodafone Cloud automatically uploads or saves customers' photos and videos to the cloud which can then be retrieved from any device. Vodafone Contacts, another cloud based solution, backs up customers' phone contacts, so all their numbers are always safe. Vodafone Protect enables us to locate lost or stolen phones and laptops, and wipes the content to keep them secure. Vodafone Guardian is a service to help protect children with smartphones against unwanted communication, promoting responsible use of mobile technology, and helping parents control how their children's smartphones are used.

Share of European customers with a smartphone %

2010	10
2011	19
2012	27

Share of European consumer contract customers on integrated price plans[1] %

2011	13
2012	27

Note:
1 Integrated tariffs were introduced to our markets during the 2011 financial year.

Vodafone Group Plc	26
Annual Report 2012

Emerging markets

Strategy (continued)

Focusing on growth in:

Emerging markets

Emerging markets such as India and Africa represent a significant opportunity for growth. Last year the Indian mobile market added 140 million customers – over two times the size of the UK population.

Emerging markets represent around 29% of our service revenue and the share is likely to grow over the medium to longer term driven by continued strong economic growth and the increase in mobile penetration towards mature market levels.

Market context:
Almost all of the 1.5 billion new mobile phone users over the next four years are expected to come from emerging markets.[1]

Goals:
We are steadily increasing our exposure to emerging markets given the stronger growth prospects that they offer relative to developed markets.

Strengths:
We operate mobile networks in a number of emerging markets including India, Vodacom, Egypt, Turkey, Ghana, Qatar and Fiji – in which we hold either a number one or two revenue market share position.

Actions:
Our high quality networks combined with low cost devices and innovative services such as mobile payments and mobile health solutions help to support economic development in underdeveloped communities (see below and "Sustainable business" on page 36 for more information).

Progress:
Emerging markets represent our fastest growing geographies, delivering service revenue growth of 13.2%*, compared to a fall of 1.1%*, for our Europe region.

The attraction of emerging markets

Over 70% of the world's six billion mobile phone users are in emerging markets, where incomes are generally lower than mature markets such as Europe. Emerging markets tend to have stronger growth prospects than mature markets, as a smaller share of the population in these countries have mobile phones and the pace of economic and population growth tends to be higher. During the year mobile service revenue growth in our emerging markets increased by 13.2%*, including 19.5%* in India and 25.1%* in Turkey. This was driven by continued strong economic growth and rising mobile penetration. In contrast revenue growth in Europe declined 1.1%*.

Emerging market service revenue growth*

	%
2010	+7.9
2011	+11.8
2012	+13.2

The data opportunity in emerging markets

Mobile data is increasingly popular in emerging markets given the lack of alternative fixed line infrastructure. For many people in emerging markets their first internet experience has been on a mobile device and we expect this to be the case going forward. The demand for data is expected to grow strongly as only around 29% of our customers in these markets currently use data services, compared to about 42% in Europe. At 31 March 2012 over half of our mobile data users were from emerging markets.

Our money transfer service, M-Pesa, supports economic development in emerging markets

Mobile services are a key driver of economic development in emerging markets. According to a World Bank study, a 10% increase in mobile penetration can add 1.2% to annual economic growth in an emerging economy. Our Vodafone money transfer service, M-Pesa, is also contributing to economic growth in countries that lack banking services. It enables millions of people who have a mobile phone, but with limited or no access to a bank account, to send and receive money, top-up airtime and make bill payments. We now have just over 14 million active M-Pesa customers, who transfer up to £600 million per month. The service is established in Kenya, Tanzania, South Africa, Afghanistan, Qatar and Fiji. During the financial year, we launched M-Pesa on a trial basis in Rajasthan, India, in preparation for a full launch later this year across the country.

29%
of our service revenue is from emerging markets.

£600m
transferred person to person over our M-Pesa platform per month.

Note:
1 Sourced from IDC.

Vodafone Group Plc	27
Annual Report 2012

Business review

Our contribution to mHealth solutions

Mobile technologies offer significant opportunities to improve the accessibility and effectiveness of health services. In Tanzania our SMS for Life project uses SMS to track and manage the supply of malaria drugs so patients do not have to go without. During a six month pilot, the number of clinics without supplies reduced from 26% to almost zero. The SMS for Life project has since expanded to cover all 5,000 health facilities across Tanzania.

Managing scale in India

India is our largest market measured by customers with over 150 million phone users. We added 16 million customers last year, which is equivalent to two times the population of London. Every month we handle 43 million calls to our call centres and have the capability to deal with a diverse customer base given the 22 languages and 100 dialects in the country. With our broad distribution reach, customers can top up at over 1.4 million recharge outlets.

Vodafone Group Plc	28
Annual Report 2012

Enterprise and total communications

Strategy (continued)

Focusing on growth in:

Enterprise and total communications

Continued globalisation of marketplaces and the growth of small businesses looking for more productive ways of communicating has created growth opportunities for Vodafone in all enterprise segments from micro-businesses to multinationals.

Our enterprise customers range from small-office-home-office ('SoHo') businesses and small-to medium-sized enterprises ('SME'), through to large domestic and multi-national corporates ('MNC'). Across the Group we have over 30 million mobile enterprise customers accounting for around 8% of all customers and around 23% of service revenue.

Market context:
Enterprises spend €86 billion in total in areas where Vodafone provides its services: mobile voice, messaging and data.[1]

Goals:
We want to confidently connect businesses using our expertise in converged services, delivering unmatched customer experience and real value for money. We aim to continue to gain market share and exploit opportunities across our geographic footprint.

Strengths:
Our geographic footprint in Europe allows us to enhance efficiency and realise scale benefits, allowing us to offer customers both fixed and mobile converged solutions.

Actions:
Our Vodafone One Net proposition offers customers one number which can be answered on their desk phone or mobile phone and is the foundation of our unified communications strategy.

Progress:
40% of our enterprise customers now have a smartphone or tablet across Europe, pushing enterprise data revenue growth of 18.2%*.

Leading in enterprise

The core criteria our enterprise customers use when choosing a communications service provider are speed, simplicity, flexibility, cost and security. We are well placed to offer enterprise customers all of these through our mobile and fixed converged services, applications and secure solutions.

Vodafone Global Enterprise

Vodafone Global Enterprise serves the needs of Vodafone's largest multi-national corporate ('MNC') customers. MNCs demand a consistent multi-country offer from Vodafone across our global footprint. Vodafone Global Enterprise simplifies operations for these customers by providing them with a single account and service team, a single contract, single pricing structures and a single portfolio of products and services. Vodafone Global Enterprise has created a market leading portfolio of Managed Mobility Services providing capabilities such as mobile email or device security as a chargeable managed service in addition to providing the underlying connectivity and devices. By providing a broader range of services Vodafone Global Enterprise extends its core value proposition of integrating, managing and simplifying global communications services for MNC customers.

During the financial year Vodafone Global Enterprise achieved revenue of £1.3 billion, with growth of 11%* across the Group, 12%* in Europe and 8%* growth in our AMAP region.

Total communications

Enterprise customers are embracing flexible and remote working to improve business efficiency. Vodafone's fixed and mobile converged solutions and reliable mobile data services are increasingly vital to our customers' business operations.

Vodafone One Net offers customers a single telephone number which rings on both their fixed desk-phone and mobile handset. One Net users have complete control over where and when they take their calls. Businesses have the flexibility to change the number of users depending on their needs. As a result we help improve business efficiency, flexibility and cost control. Vodafone One Net users generate higher revenue and lower churn than mobile-only customers.

Consistent with our Group strategy of continuing to develop services in Europe and enhance our efficiency and realise scale benefits, in April 2012 we announced a recommended cash offer for Cable & Wireless Worldwide plc, a leading UK fixed line business. If our offer is successful our combined business will create a leading integrated fixed and mobile operator in the UK, opening up attractive opportunities in the unified communications space.

Enterprise mobile data

Vodafone's device management solutions help customers manage the rapidly increasing number of mobile devices, such as smartphones and tablets, used in their business. Our reliable and secure data networks allow our customers to make full use of the mobile internet for business. Enterprise data revenue grew 18.2%* this year driven by smartphone penetration of 40%, as the use of the internet on smartphones has increased.

Note:
1 Sourced from IDC, MZA and Vodafone estimates.

Vodafone Group Plc	29
Annual Report 2012

Business review

Enterprise share of service revenue (%)

2010	22.8
2011	22.9
2012	23.1

Enterprise customers (Millions)

2010	26.0
2011	28.1
2012	30.3

Vodafone One Net users (Millions)

2010	0.8
2011	1.4
2012	2.0

Total communications

In November 2011, Vodafone Global Enterprise acquired Bluefish to become the consultative heart of our unified communications offering to multi-national corporations. As enterprise customers demand more complex end-to-end solutions, Bluefish brings Vodafone the experience and expertise to be innovative and deliver complex projects through sophisticated use of technology and brings more value to our customers.

Vodafone Group Plc	30
Annual Report 2012

New services

Strategy (continued)

Focusing on growth in:

New services

We are supplementing our core communications services of voice, data and texts with a range of new services to generate additional revenue and enhance the customer experience. These new services comprise three key areas – mobile commerce services, machine-to-machine ('M2M') services and operator billing.

People are using data more and more in their everyday lives driven by fast, reliable mobile data networks and continual improvements in devices such as handsets and tablets. We are also seeing increased interest from customers in new data-based services like mobile payments via handsets and mobile data devices for homes and cars.

Market context:
New services account for a small portion of our revenues today but the potential market opportunity is significant.

Goals:
We want to expand our presence in attractive new growth segments to capture the incremental opportunity and enhance customer service through the provision of new and useful services that add value to our customers' lives.

Strengths:
Our global network reach, leading brand and strong service platforms make us well placed to become the partner of choice and capture the revenue growth opportunity.

Actions:
We are developing new services in partnership with leading companies from all relevant industries, including financial institutions, retailers, software producers and handset manufacturers.

Progress:
During the year we saw strong growth in the take up of new services, adding 3.2 million active M-Pesa customers and 2.5 million new M2M connections.

Mobile commerce services

Mobile financial services are today at the core of our mobile commerce services and M-Pesa is our main service, a mobile payment service that enables millions of people to transfer money electronically even when they have no access to a bank (see page 26 for more details). We are also developing a global mobile wallet service whereby customers with suitably equipped smartphones can use them to pay for goods and services. Earlier this year we announced a worldwide partnership with Visa to enable customers to simply wave their phone in front of a payment terminal to make simple everyday purchases such as train tickets, newspapers or their morning coffee.

M-Pesa active customers (Millions)

2010	7.2
2011	11.2
2012	14.4

Machine-to-machine

M2M connections allow machines to communicate with one another via built-in mobile SIM cards. It is our vision to transform lives and businesses by providing the most innovative M2M products and services for our customers. Smart metering, automotive and logistics are currently the key growth sectors with the potential market increasing from €3 billion in 2011[3] to €6 billion by 2015[1,3]. We are now serving around 7.8 million M2M connections globally, up from 5.3 million last year.

An increasing number of global businesses are incorporating M2M communications into their core operations, leading to greater productivity, enhanced customer service, lower energy use and decreased carbon dioxide emissions.

Machine-to-machine connections (Millions)

2010	3.7
2011	5.3
2012	7.8

Operator billing

Across the globe around 28 billion apps are downloaded every year; most are free but an increasing number are paid for. To build on this opportunity we are partnering with leading companies such as Google and Facebook to enhance their service with a simple solution that allows our customers to pay for apps and games directly and simply on their Vodafone monthly phone bill. We were the first operator to launch the service in Europe for the Android market and the service today also works on BlackBerry and Nokia. Early results have shown that around 80% of apps bought through BlackBerry App World are paid for via operator billing. These recently launched services provide a great customer experience and we had over 130,000 active users at the end of the financial year.

Apps paid through Vodafone operator billing[2] (Thousands)

2011	205
2012	1,563

Notes:
1 Consensus of leading M2M market analysts for global M2M connectivity (excludes hardware, software, applications and system integration services).
2 Data for 2010 is unavailable as the service was launched in 2011.
3 Refers to calendar year.

Vodafone Group Plc	31
Annual Report 2012

Business review

+€3bn

The machine-to-machine market (SIM to SIM communication without human intervention) is expected to grow from €3 billion in 2011[1] to €6 billion by 2015[1].

BMW uses Vodafone's machine-to-machine SIMs

In March we announced that Vodafone's new SIM chip, which is based on machine-to-machine technology and allows different devices to communicate with each other, has been selected by BMW.

Starting later in 2012, new BMW vehicles will be fitted with specially adapted Vodafone SIM chips which will provide drivers with access to innovative in-car services such as the BMW online service, a 24/7 personal concierge service for drivers and emergency call functions.

The Vodafone SIM chip has a lifespan of more than ten years and can withstand temperatures from minus 40 to plus 85 degrees centigrade.

Vodafone Group Plc	32
Annual Report 2012

Core strengths

Core strengths

Maintaining our leading market position

Vodafone is a high performing company with a leading market position. We are either the number one or number two mobile operator, when measured by revenue market share, in 14 out of 18 countries we operate in. We have outperformed our competitors by increasing market share in most of our key markets over the last year.

Our business is highly cash generative and in the last four years we have returned over 30% of our market capitalisation to shareholders in the form of dividends and share buybacks, while still investing around £6 billion a year in our networks and infrastructure.

Our leading performance is based on three core strengths:

Our global scale advantage and close attention to cost efficiency
The successful implementation of our strategy to generate liquidity or free cash flow from non-controlled interests
The application of rigorous capital discipline to investment decisions

Mobile service revenue market share in key markets March 2012

35%
Germany
37%
Italy
26%
UK
31%
Spain
60%
Vodacom[1]
21%
India[2]

Notes:
1 Market share information relates to total revenue for South Africa which is Vodacom's largest business.
2 India: December 2011.

Vodafone Group Plc	33
Annual Report 2012

Deliver value and efficiency from scale

Vodafone is one of the world's largest mobile companies. Our networks support 404 million customers and carry nearly one trillion minutes of calls and 324 billion texts each year. Our scale enables us to secure considerable unit cost savings in various ways including purchasing, standardisation of processes, off-shoring activities to lower cost locations, outsourcing non-core activities to third parties and sharing common resources with other operators.

Purchasing
We use the Vodafone Procurement Company, the central Group procurement function based in Luxembourg to leverage our scale and to achieve better prices and more value.

Standardisation
We have developed one integrated data centre cloud across Europe and Africa and are well underway to extending it to Asia this year which enables us to operate highly resilient services and to be faster to market with our new services.

Off-shoring
We use shared service centres in Hungary, India and Egypt to provide financial, administrative, IT, customer operations and human resource services for our operations in over 30 countries which helps us to standardise and optimise the way we run our businesses.

Outsourcing
We have outsourced day-to-day network maintenance in ten countries enabling significant scale economies for the chosen supplier which are passed on to us in the form of lower costs.

Sharing
Over 70% of the new radio base station sites deployed this year were built as shared sites with other operators to reduce costs.

In 2010 we identified six non-controlled assets in which Vodafone was the minority partner, that would either be sold or from which we extract additional cash flow in order to fund profitable investment or enhance shareholder returns. Since 2010 we have made considerable progress in this strategy by raising a total of £17.7 billion from the sale of assets and additional dividends.

Businesses we have recently sold
In September 2010 we sold our 3.2% stake in China Mobile Limited for £4.3 billion.

In November 2010 we agreed to sell our remaining interest in SoftBank of Japan for £2.9 billion and the transaction was completed in April 2012.

In June 2011 we sold our 44% holding in SFR of France for £6.8 billion.

In November 2011 we sold our 24.4% share of Polkomtel in Poland for £0.8 billion.

Dividends received from our non-controlled assets
In January 2012 we received a £2.9 billion income dividend from our 45% interest in Verizon Wireless in the US. £2.0 billion of this was paid to Vodafone shareholders in the form of a special dividend. This was the first income dividend received since 2005.

Remaining non-controlled interests
We retain an indirect 4.4% interest in Bharti in India.

The proceeds raised from non-controlled interests are being used to fund the current £6.8 billion share buyback programme, of which £5.7 billion was completed at 31 March 2012.

Apply rigorous capital discipline to investment decisions

We are focused on enhancing returns to our shareholders and are therefore careful how we invest shareholders' money. We apply rigorous commercial analysis and set demanding investment criteria to ensure that any investment, whether in existing businesses or acquisitions, will enhance value for shareholders. We remain committed to our target credit rating of low single A for long-term debt as this provides us with a low cost of debt and good access to liquidity.

Discipline of regular business reviews
We regularly review the cash needs of each of our existing businesses across the globe, taking into account their performance and competitive position. We make capital investments, such as for new equipment or spectrum, in our businesses to improve their performance and drive organic growth.

Returns to shareholders
We thoroughly review the best ways to provide returns to our shareholders. We have a target of increasing dividends per share by at least 7% a year until the financial year ending 31 March 2013. When we have surplus funds we consider additional returns to shareholders through special dividends or share buyback programmes.

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

£0.9bn

In the last two years we have taken out some £0.9 billion from the cost base which has been used in part to offset inflationary pressures or cope with the volume of extra traffic on our networks. The net saving has been around £0.3 billion, which has been partly used to invest in commercial activities.

Dividends and sale proceeds from non-controlled interests £bn

2010	0.5		
2011	0.5	5.7	
2012	3.0		7.6

■ Income dividend from non-controlled interests
■ Cash received from the sale of non-controlled interests

Returns to shareholders 2012 £bn

Ordinary dividends paid	4.6
Share buyback	3.6
Special dividend paid	2.0

Business review
Performance
Governance
Financials
Additional information

Vodafone Group Plc	34
Annual Report 2012

Our people

Our people

The Vodafone Way

The Vodafone Way is about a consistent way of working, with speed, simplicity and trust. The aim is to be an admired organisation which delivers through being customer obsessed, innovation hungry, ambitious and competitive, and one company with local roots.

Our people are integral to building and sustaining our success.

Market context:
We are a global company, with operations in over 30 countries and with around 29% of our service revenue from emerging markets. In order to meet our customers' different needs we aim to build a diverse workforce that reflects the various societies in which we operate.

Goals:
We strive for a broad employee base in terms of gender and nationality, and specifically target increased representation of women and emerging market talent at senior management level.

Strengths:
With around 86,400 employees we have a wealth of talent to draw from to drive our business forward.

Actions:
We invest nearly £60 million annually in training.

Progress:
According to our latest staff survey our employees' level of engagement, a combination of pride, loyalty and motivation, is in line with other high performing global organisations.

77

Employee engagement score, up from 75 in 2011

86,400

Average employees

Organisation effectiveness and change

We employed around 86,400 people worldwide during the year. Efficiency gains and related headcount reductions in Europe were partly offset by selective insourcing of customer call centres to improve customer experience, by our acquisition of Bel Company in the Netherlands to strengthen our retail and distribution and due to growth in emerging markets. We are also continuing to move some transactional and back office activities to our shared services centres in Hungary, Egypt and India.

Employment policies and employee relations

Our employment policies are developed to reflect local legal, cultural and employment requirements. We aim to be recognised as an employer of choice and therefore seek to maintain high standards and good employee relations wherever we operate.

Our goal is to create a working culture that is inclusive for all. We believe that having a diverse workforce helps to meet the different needs of our customers across the globe. An inclusive culture and environment is one which respects, values, celebrates and makes the most of the individual differences we each bring to Vodafone, to the benefit of our customers, employees, shareholders, business partners and the wider communities in which we operate. We do not condone unfair treatment of any kind and offer equal opportunities in all aspects of employment and advancement regardless of race, nationality, gender, age, marital status, sexual orientation, disability, religious or political beliefs. This also applies to agency workers, the self-employed and contract workers who work for us. In our latest people survey, 88% of employees agreed that Vodafone treats people fairly, regardless of their gender, background, age or beliefs.

The main emphasis of our global diversity strategy has been on gender diversity and to increase the number of women in top senior management positions which has risen to 19.4% from 16.5% last year. We are committed to increasing the representation of women at all levels and to increase the representation of emerging markets talents in our group function and senior leadership population. During the year we deepened our commitment to diversity through, for example, running diversity and inclusion training workshops for our middle and senior managers and helping our markets to better embed female consumer preferences in our products and services through the MWomen programme.

Health, safety and wellbeing

In 2011 we introduced our new safety plan to significantly reduce fatalities and create an injury free workplace. As a result we've seen a reduction in fatalities to zero in some of our countries (Turkey, the Democratic Republic of Congo and Mozambique). Sadly however, 21[1] people died in the course of Vodafone doing business around the world. Vehicle related incidents remain our number one cause of fatalities and we're addressing this through several interventions in local markets. In Ghana, for example, we set up a programme that uses vehicle simulators to assess driver competence, and a weekly analysis of driving activities through a GPS tracking system to improve driver safety.

Living The Vodafone Way

We want everyone to live The Vodafone Way as a customer obsessed ambassador for Vodafone so we've created a global online portal where all employees can learn about our products, get close to our customers and answer the question "Why Vodafone?" by understanding our strategy, priorities and differentiators.

Innovation hungry
Speed
Trust
Customer obsessed

Note:
1 While there were 21 fatalities involving contractors and employees, overall fatalities have reduced due to a decrease in fatal incidents involving members of the public.

Vodafone Group Plc	35
Annual Report 2012

Business review
Performance
Governance
Financials
Additional information

Culture, communications and engagement

Our culture is based on The Vodafone Way which is about a consistent way of working, with speed simplicity and trust. All of our senior leadership team (227 people) attended a CEO led culture change programme in the 2011 financial year and are now returning for a practical hands-on reinforcement of the leadership skills and habits we believe we need to equip our leaders and teams with in order to make The Vodafone Way an everyday reality. Our Group functions and local markets have rolled out a similar programme for all their managers.

Regular, consistent and open communication is fundamental to high levels of employee engagement. This year we launched Vodafone Circle, an online social network and collaboration tool for all our employees making it easier to connect and share expertise on a company wide basis. Our people have access to information about our business through a global intranet, with local translations and content where appropriate. The Chief Executive communicates directly with all employees through regular team meetings, email, video and webchat, and this is reinforced by local chief executive communications in all of our markets. Relevant performance and change issues are also discussed with our employees through team meetings, round table discussions or through elected representative bodies in some of the European countries.

Talent and capability development

During the year our employees continued to perform at a high level and we strengthened our senior leadership team with 53% of the vacancies being filled by internal talent. Our global graduate and recruitment programme, Discover, continued to grow with over 400 recruits this year. In addition, we partnered with nine leading MBA schools in Europe, the US, Africa and India to recruit 15 MBA graduates for key management roles. We continued to encourage international assignments in our talent pipeline and introduced the Columbus programme designed for graduate recruits to gain international experience two years after joining Vodafone.

We are committed to helping our people perform at their best and achieve their full potential through ongoing training and development. People review and agree development objectives during their annual performance dialogue with their manager. During the year we invested around £60 million in training programmes. 75% of our people agreed that they had opportunities to learn the skills that they need to do their job well based on the 2011 people survey.

We continue to develop and strengthen Academies to build expertise in our core functional areas of technology, marketing, finance, human resources and supply chain. We have invested in a new learning management system which will be rolled out to all markets over the next 18 months, enabling more training to be delivered online and on demand.

Leadership development is an important priority for us. For the past five years we have been developing our next generation of leaders through Inspire, an 18 month programme for high potential managers. This year, 82 high potential managers from over 30 countries joined the programme, attending leadership development workshops, leading business challenges, and receiving coaching sessions and mentoring from senior leaders.

Performance, reward and recognition

We reward employees based on their performance, potential and contribution to the success of the business. We benchmark roles regularly on a total compensation basis to support our aim to provide competitive and fair rates of pay and benefits in every country where we operate. We also offer competitive retirement and other benefit provisions which vary depending on conditions and practices in local markets.

Global short-term incentive plans are offered to a large percentage of employees and global long-term incentive plans are offered to our senior managers. Individual and company performance measures are attached to these plans which give employees the opportunity to achieve upside for exceptional performance as well as ensuring that as a business we do not reward failure.

An ownership mentality is a cornerstone of our reward strategy and senior executives are expected to build up and maintain a significant holding in Vodafone shares within a few years of joining the company. In addition, all UK employees are able to build up an ownership in shares through our Sharesave scheme and Share Incentive Plan.

Employees by location 2012

Italy: 7%
Germany: 14%
Other: 43%
Spain: 5%
UK: 9%
India: 13%
Vodacom: 9%

Number of employees[1]

2010	84,990
2011	83,862
2012	86,373

Nationalities in top senior management roles

2010	26
2011	29
2012	25

Women in top senior management roles (%)

2010	14.5
2011	16.5
2012	19.4

Employee turnover rates[2] (%)

2010	13
2011	15
2012	15

Notes:
1 Represents the average number of employees in our controlled and jointly controlled markets during the year.
2 Based on our controlled markets and our joint venture in Italy.

Employee engagement

In October 2011 we carried out our seventh annual global people survey. The survey measures employees' level of engagement, a combination of pride, loyalty and motivation and 90% of those surveyed responded. We increased our overall employee engagement score by 2 points to 77 and remain in line with other high performing global organisations.

Vodafone Group Plc	36
Annual Report 2012

Sustainable business

Sustainable business

Enabling sustainable living for all

Our products and services make a real difference to people's lives around the world. This year we developed and launched a new vision that builds on our longstanding commitment to sustainability which will help more people to improve their lives.

Our vision is to unleash the power of Vodafone to transform societies and enable sustainable living for all.

Market context:
Many of the challenges faced in today's world demand a change in thinking and behaviour. In various different markets, our customers face pressure from food shortages, ageing populations and economic crises.

Goals:
We have a unique opportunity through our services to transform societies and enable sustainable living for all.

Strengths:
We have strong foundations and our technology is becoming ubiquitous, giving access to digital communications, and the services that we have developed, to people in many parts of the world.

Actions:
This year we developed and launched a new vision that builds on our longstanding commitment to sustainability which will help more people to improve their lives.

Progress:
Our Connected Agriculture research report, published in 2011, specifically identifies the opportunities for mobile to address challenges in world food supplies. Our 7.8 million machine-to-machine connections can lead to a dramatic reduction in carbon emissions, whilst improving business efficiency.

Our vision

The Executive Committee has overall ownership of the sustainability strategy, and the Board receives annual progress updates. Local markets develop their own strategies that address the primary opportunities and risks in their countries whilst supporting the Group's overall vision.

Throughout the year, we have kept abreast of the material issues through contact with customers, investors, employees, suppliers and governments. The Vodafone Sustainability Expert Advisory Panel met twice during the year and gave insight about our revised strategy.

Delivering transformational services

We aim to deliver products and services which can transform people's lives and contribute to more sustainable living.

M-Pesa

60% of the world's population do not have access to basic financial services such as a bank account or insurance. In addition to the challenges this presents for employment and education, efficient remittances to rural relatives rely on secure money transfer. The M-Pesa mobile money transfer platform and mobile contactless payments are the result of our focus on the development and deployment of innovative financial services. Further information is contained in "Emerging markets" on page 26.

Connected agriculture

By 2050 the world will need to produce 70% more food to satisfy a global population of nine billion[1]. We can help farmers meet this challenge by using mobile technology to improve productivity and increase efficiency throughout the agricultural value chain. Our Connected Agriculture research report, published in 2011 with Accenture, found that mobile technology could boost farmers' productivity enough to increase agricultural income by US$138 billion by 2020 across our markets, primarily in India, Africa and the Middle East.[2]

We are piloting services with some of our corporate customers to improve information sharing across their supply chains. For consumers we have established information services for farmers in several local markets which are paid for through special tariffs. More than 600,000 farmers in Turkey now subscribe to Vodafone Farmers' Club.

They receive SMS alerts with weather forecasts, crop prices and other information tailored to their local area. We estimate this has increased Turkish farmers' productivity by €100 million.

mHealth

The projected growth in the number of people over 55 years old will lead to an increase in public expenditure on healthcare especially for the treatment of chronic illness. In the European Union, spend on healthcare is projected to jump from 8% of GDP in 2000 to 14% by 2030[3]. Vodafone mHealth Solutions is focused on delivering services that cover remote care services, access to medicine and clinical research, such as our collaboration with Boston Scientific Corporation to develop remote mobile health monitoring products. Further information is contained in "Emerging markets" on page 26.

Notes:
1 UN Food and Agriculture Organization, How to feed the world, 2009.
2 Vodafone and Accenture, Connected Agriculture: The role of mobile in driving efficiency and sustainability in the food and agriculture supply chain, 2011.
3 According to World Bank figures.
4 Sourced from IDC.

Vodafone Group Plc	37
Annual Report 2012

Business review
Performance
Governance
Financials
Additional information

600,000

Subscribers to Vodafone Farmers Club Turkey. Part of the Connected Agriculture programme.

7.8m

Machine-to-machine connections can lead to a dramatic reduction in carbon emissions, whilst improving business efficiency.

Climate

Climate change represents one of the biggest global challenges and remains a key concern of our business and stakeholders. Our machine-to-machine ('M2M') services enable reductions in carbon emissions from logistics, manufacturing processes and office energy use, whilst improving business efficiency and increasing quality of services.

In our African operations we are investigating Community Power, which uses excess electricity from our solar-powered mast sites in off-grid rural areas to power community facilities. We envisage Community Power will support local economic and social development by bringing green energy to rural communities.

Smart working

It is forecast that remote mobile workers will number 1.3 billion by 2015[4]. Creating better ways of working can deliver efficiency and productivity benefits, but there are also sustainability and life enhancing benefits to smart working.

A study which was carried out across Vodafone's operations in the UK was completed in 2011. The study, which compared figures from financial year 2011 with those of 2007, showed:

- 45% decline in carbon emissions from travel;
- 37% drop in CO_2-equivalent emissions from building energy use within five years;
- a saving of 24,000 tonnes of CO_2-equivalent emissions every year (this is equal to the average annual CO_2 emissions associated with the energy use of 4,000 UK households).

Responsible and ethical wherever we do business

To transform societies, we need our stakeholders' trust and co-operation. To earn that trust we must manage the issues that matter to them and behave ethically in everything we do.

Operating responsibly

In 2012 we signed up to industry principles of the ICT Coalition for a Safer Internet for the development of products and services which help keep children safe online.

In 2011 we joined with seven other telecom operators to collaborate in auditing the working conditions of our common suppliers, as well as requiring all our suppliers to sign up to our Code of Ethical Purchasing.

Environment

We have launched an eco-rating for mobile phones in the Netherlands, as part of our commitment to raising standards across our range of devices, and providing information to customers.

We co-chair the Global e-Sustainability Initiative ('GeSI') working group to develop long-term solutions for the management of electronic waste within the ICT industry, particularly in emerging markets.

We have modernised our network by installing new, more efficient single Radio Access Network ('RAN') technology that operates 2G, 3G and LTE networks. Single RAN units are now present in 24% of our base station sites, saving up to 40% energy compared to traditional RAN units.

Based on better and more complete data this year our energy use increased by 8.2%, with greater consumption by our network being partially offset by network modernisation and energy efficiencies.

This has impacted our CO_2 emissions which have risen by 12.1%. In addition, there have been changes to the conversion factors used to calculate CO_2 from electricity particularly in Germany, Spain and Italy. This year we sourced 18% of our electricity from renewable sources. This was primarily from purchasing green tariff energy from the grid in mature markets.

In 2012 we opened the Vodafone Site Solution Innovation Centre in South Africa, a joint venture with Vodacom, to develop and field test innovations such as solar foil and hybrid power solutions. Examples of innovations at the Centre include a next-generation hybrid generator, known as a 'power cube', that improves efficiency by 40% and significantly lowers installation and operating costs.

Energy use 2012[1] GWh

4,454
Office
425
Retail
83
Network
3,946

Carbon dioxide emissions[1] Millions of tonnes

2010	1.21
2011	1.96
2012	2.20

Note:
1 The charts above on energy use and carbon emissions are calculated using actual or estimated data collected by our mobile operating companies. The data is sourced from invoices, purchasing requisitions, direct data measurement and estimations where required. The 2012 data includes India, Ghana, Qatar and South Africa but excludes all other Vodacom markets. Our joint venture in Italy is included in all years.

Sustainability 2012
Summary Report

Vodafone sustainability report

Our 12th annual sustainability report, which is assured by Ernst & Young LLP using the International Standard on Assurance Engagements ('ISAE 3000') to check adherence to the AA1000 AccountAbility Principles Standard ('AA1000APS'), is available at www.vodafone.com/sustainability. 16 local markets publish their own sustainability reports.

Smart metering

In New Zealand, ASB Bank used smart meters to monitor and modify its energy use, leading to carbon savings of 2,200 tonnes CO_2-equivalent (27%) and cumulative cost savings of £1.6 million in the first three years of use.

Vodafone Group Plc	38
Annual Report 2012

Mobile for Good: the work of the Vodafone Foundations

Mobile for Good: the work of the Vodafone Foundations

Mobilising the community

At the heart of our Foundations is the belief that mobile communications technologies can address some of the world's most pressing humanitarian challenges and our responsibility is to utilise our innovative mobile technology in mobilising social change and improving peoples lives.

2011 was the twentieth anniversary of the establishment of the first Vodafone Foundation, a programme which has developed into a unique network of 28 Vodafone Foundations across the markets in which Vodafone operates. Total donations for the year were £52.1 million which included £6.8 million towards Vodafone Foundations' operating costs.

Foundation activity now centres on a Mobile for Good strategy – combining a privileged access to Vodafone networks, technology, customers and employees with its charitable giving, to empower people with the necessary tools to make a difference in the world.

Mobile for Good

In September 2011, Vodafone pledged to raise over £7 million to support Comprehensive Community Based Rehabilitation in Tanzania ('CCBRT'). Obstetric fistula leaves women incontinent following childbirth and is believed to have affected up to 24,000 women in Tanzania since the millennium. Using Vodafone M-Pesa, the CCBRT hospital sends travel funds across the country to enable some of the poorest and most marginalised women to get to hospital for life changing surgery.

£7 million will help CCBRT expand and refurbish existing facilities, launch an extensive awareness and education programme, and build a brand new dedicated maternity hospital in Dar es Salaam. This campaign will help to change the lives of 31,000 women in Tanzania by 2016.

Vodafone Egypt Foundation developed and launched a mobile application for its adult literacy campaign. The application aids learning through utilising a talk back function and picture association. Over 12,000 volunteers are engaged to recruit participants, build schools and teach. Since the campaign launched in February 2011, 3,000 literacy classes have been held and 50,000 adults have enrolled in the programme.

Vodafone Italy Foundation launched Ricarica Insieme (Top Up Together) a €20 top up card which provides €19 credit with the remaining €1 being donated to charity. For every €1 donated through Ricarica Insieme, the Vodafone Italy Foundation donates an additional €1. In the first 17 weeks Ricarica Insieme raised €916,000, which combined with the Foundation matched pledge, totals more than €1.8 million for charity.

For more information please go to **www.vodafonefoundation.org/m4gplayer**

Vodafone Group Plc	39
Annual Report 2012

Risk Overview

Risk overview

Business review
Performance
Governance
Financials
Additional information

Identifying and managing our risks

We have a clear framework for identifying and managing risk, both at an operational and strategic level. Our risk identification and mitigation processes have been designed to be responsive to the ever changing environments in which we operate.

Managing risk

Board
Review and confirmation
Review and confirmation by the Board
Audit and Risk Committee
Process
Risks and mitigation validated with the Executive Committee and presented to Audit and Risk Committee for review
Executive Committee
Group Risk Co-ordinator
Ongoing review and control
There is ongoing review of the risks and controls in place to mitigate these risks by the Audit and Risk Committee
Review and assessment
Group risk co-ordinator, who is the Internal Audit Director, consolidates the operating companies' and Group risks to create the Group's key risks
Senior management of Group functions
Senior management of operating companies
Identify
Senior management identify the key risks and develop mitigation actions
Identify
Local management create a register of their top ten risks and mitigation actions

The Group's key risks are outlined below.

More detail on our key risks
Pages 51 to 53

Vodafone Group Plc	40
Annual Report 2012

Operating results

This section presents our operating performance, providing commentary on how the revenue and the adjusted EBITDA performance of the Group and its operating segments within Europe, Africa, Middle East and Asia Pacific, and Non-Controlled Interests and Common Functions have developed in the last three years.

2012 financial year compared to the 2011 financial year

Group1

	Europe £m	Africa, Middle East and Asia Pacific £m	Non-Controlled Interests and Common Functions[2] £m	Eliminations £m	2012 £m	2011 £m	% change

							£	Organic
Revenue	32,181	13,868	423	(55)	46,417	45,884	1.2	2.2
Service revenue	29,914	12,751	272	(52)	42,885	42,738	0.3	1.5
Adjusted EBITDA	10,445	4,115	(85)	–	14,475	14,670	(1.3)	(0.6)
Adjusted operating profit	5,260	1,472	4,800	–	11,532	11,818	(2.4)	2.5
Adjustments for:
Impairment loss					(4,050)	(6,150)
Other income/(expense)[3]					3,705	(72)
Operating profit					11,187	5,596
Non-operating (expense)/income[4]					(162)	3,022
Net (financing costs)/investment income					(1,476)	880
Profit before taxation					9,549	9,498
Income tax expense					(2,546)	(1,628)
Profit for the financial year					7,003	7,870

Notes:

[1]	Current year results reflect average foreign exchange rates of £1:€1.16 and £1:US$1.60.
[2]	Common Functions primarily represent the results of the partner markets and the net result of unallocated central Group costs.
[3]	Other income/(expense) for the year ended 31 March 2012 includes a £3,419 million gain on disposal of the Group’s 44% interest in SFR and a £296 million gain on disposal of the Group’s 24.4% interest in Polkomtel. The year ended 31 March 2011 included £56 million representing the net loss on disposal of certain Alltel investments by Verizon Wireless. This is included within the line item “Share of results in associates” in the consolidated income statement.
[4]	Non-operating (expense)/income for the year ended 31 March 2011 included £3,019 million profit arising on the sale of the Group’s 3.2% interest in China Mobile Limited.

Revenue

Group revenue was up 1.2% to £46.4 billion, with service revenue of £42.9 billion, an increase of 1.5%* on an organic basis. Our overall performance reflects continued strong demand for data services and further voice penetration growth in emerging markets, offset by regulatory changes, ongoing competitive pressures and challenging macroeconomic conditions in a number of our mature markets. As a result of the leap year, service revenue growth of 2.3%* in Q4 benefited from the additional day by around 1 percentage point.

AMAP service revenue was up by 8.0%*, with a strong performance in India, Qatar, Ghana and Vodacom and a return to growth in Egypt offset by a decline in Australia.

In Europe, service revenue was down by 1.1%* reflecting challenging macroeconomic conditions in Southern Europe partially offset by growth in Germany, the UK, the Netherlands and Turkey.

Adjusted EBITDA and profit

Group adjusted EBITDA was down 1.3% to £14.5 billion, as revenue growth was offset by higher customer investment due to increased smartphone penetration.

Adjusted operating profit was down 2.4% to £11.5 billion, driven by a reduction in our share of profits from associates following the disposal of our 44% interest in SFR in June 2011. Our share of profits of Verizon Wireless grew by 9.3%* to £4.9 billion.

Operating profit increased by 100% to £11.2 billion, primarily due to the gain on disposal of the Group’s 44% interest in SFR and 24.4% interest in Polkomtel, and lower impairment losses compared to the prior year.

An impairment loss of £4.0 billion was recorded in relation to Italy, Spain, Portugal and Greece, primarily driven by lower projected cash flows within business plans and an increase in discount rates, resulting from adverse changes in the economic environment.

Net (financing costs)/investment income

	2012 £m	2011 £m
Investment income	456	1,309
Financing costs	(1,932)	(429)
Net (financing costs)/investment income	(1,476)	880

Analysed as:
Net financing costs before income from investments	(1,642)	(852)
Potential interest credit/(charges) arising on settlement of outstanding tax issues[1]	9	(46)
Income from investments	19	83
Foreign exchange[2]	138	256
Equity put rights and similar arrangements[3]	–	95
Interest related to the settlement of tax cases	–	872
Disposal of SoftBank Mobile Corp. Limited financial instruments	–	472
	(1,476)	880

Notes:

[1]	Excluding interest credits related to a tax case settlement.
[2]	Comprises foreign exchange rate differences reflected in the income statement in relation to certain intercompany balances and the foreign exchange rate differences on financial instruments received as consideration on the disposal of Vodafone Japan to SoftBank in April 2006.
[3]	The year ended 31 March 2011 included foreign exchange rate movements, accretion expense and fair value charges.

Net financing costs before income from investments increased from £852 million to £1,642 million, primarily due to the decision to increase the fixed rate debt mix, which is expected to result in lower interest in future periods, and the subsequent recognition of mark-to-market losses. Income from investments decreased by £64 million as a result of the disposal of the Group’s 3.2% interest in China Mobile Limited and the Group’s interests in SoftBank Mobile Corp. Limited during the 2011 financial year.

Vodafone Group Plc	41
Annual Report 2012

Taxation

	2012 £m	2011 £m
Income tax expense	2,546	1,628
Tax on adjustments to derive adjusted profit before tax	(242)	(232)
Tax benefit related to settlement of tax cases	–	929
Adjusted income tax expense	2,304	2,325
Share of associates’ tax	302	519
Adjusted income tax expense for purposes of calculating adjusted tax rate	2,606	2,844

Profit before tax	9,549	9,498
Adjustments to derive adjusted profit before tax[1]	369	1,505
Adjusted profit before tax	9,918	11,003
Add: Share of associates’ tax and non-controlling interest	382	604
Adjusted profit before tax for the purpose of calculating adjusted effective tax rate	10,300	11,607

Adjusted effective tax rate	25.3%	24.5%

Note:

[1]	See “Earnings per share”.

The adjusted effective tax rate for the year ended 31 March 2012 was 25.3%. This is in line with our mid 20s adjusted effective tax rate guidance range.

The Group’s share of associates’ tax declined due to the absence of the tax related to SFR following the disposal of our 44% interest in June 2011.

Income tax expense has increased in the year ended 31 March 2012 largely due to the favourable impact of a tax settlement in the 2011 financial year.

Earnings per share

Adjusted earnings per share was 14.91 pence, a decline of 11.0% year-on-year, reflecting the loss of our 44% interest in SFR and Polkomtel’s profits, the loss of interest income from investment disposals and mark-to-market items charged through finance costs, partially offset by a reduction in shares arising from the Group’s share buyback programme. Basic earnings per share was 13.74 pence (2011: 15.20 pence), reflecting the profit on disposal of our 44% interest in SFR and 24.4% interest in Polkomtel and lower impairment charges compared to the prior financial year, all of which are excluded from adjusted earnings per share.

	2012 £m	2011 £m
Profit attributable to equity shareholders	6,957	7,968

Pre-tax adjustments:
Impairment loss[1]	4,050	6,150
Other income and expense[1] [2]	(3,705)	72
Non-operating income and expense[1] [3]	162	(3,022)
Investment income and financing costs[4]	(138)	(1,695)
	369	1,505

Taxation[1]	242	(697)
Non-controlling interests	(18)	–
Adjusted profit attributable to equity shareholders	7,550	8,776

	Million	Million
Weighted average number of shares outstanding
Basic	50,644	52,408
Diluted	50,958	52,748

Notes:

[1]	Taxation for the 2012 financial year includes a £206 million charge in respect of the disposal of the Group’s 24.4% interest in Polkomtel. The 2011 financial year included £929 million credit in respect of a tax settlement and a £208 million charge in respect of the disposal of the Group’s 3.2% interest in China Mobile Limited. The impairment charges of £4,050 million and £6,150 million in the 2012 and 2011 financial years respectively do not result in any tax consequences. The disposal of our 44% interest in SFR did not give rise to a tax charge.
[2]	Other income and expense for the 2012 financial year includes a £3,419 million gain on disposal of the Group’s 44% interest in SFR and a £296 million gain on disposal of the Group’s 24.4% interest in Polkomtel. The 2011 financial year includes £56 million representing the net loss on disposal of certain Alltel investments by Verizon Wireless. This is included within the line item “Share of results in associates” in the consolidated income statement.
[3]	Non-operating income and expense for the 2011 financial year includes £3,019 million profit arising on the sale of the Group’s 3.2% interest in China Mobile Limited.
[4]	See notes 2 and 3 in “Net (financing costs)/investment income” on page 40.

Europe

	Germany £m	Italy £m	Spain £m	UK £m	Other £m	Eliminations £m	Europe £m		% change
								£m	Organic
Year ended 31 March 2012
Revenue	8,233	5,658	4,763	5,397	8,352	(222)	32,181	0.5	(0.1)
Service revenue	7,669	5,329	4,357	4,996	7,780	(217)	29,914	(0.6)	(1.1)
Adjusted EBITDA	2,965	2,514	1,193	1,294	2,479	–	10,445	(3.5)	(4.5)
Adjusted operating profit	1,491	1,735	566	402	1,066	–	5,260	(8.1)	(9.6)
Adjusted EBITDA margin	36.0%	44.4%	25.0%	24.0%	29.7%		32.5%

Year ended 31 March 2011
Revenue	7,900	5,722	5,133	5,271	8,253	(264)	32,015	(2.5)	0.6
Service revenue	7,471	5,432	4,735	4,931	7,787	(259)	30,097	(3.4)	(0.4)
Adjusted EBITDA	2,952	2,643	1,562	1,233	2,433	–	10,823	(7.1)	(3.7)
Adjusted operating profit	1,548	1,903	915	348	1,012	–	5,726	(9.8)	(6.1)
Adjusted EBITDA margin	37.4%	46.2%	30.4%	23.4%	29.5%	–	33.8%

Vodafone Group Plc	42
Annual Report 2012

Operating results (continued)

Revenue increased by 0.5% including a 0.5 percentage point impact from favourable foreign exchange rate movements. On an organic basis service revenue declined by 1.1%* primarily due to the impact of MTR cuts, competitive pricing pressures and continued economic weakness, partially offset by growth in data revenue. Growth in the UK, Germany, the Netherlands and Turkey was offset by declines in most other markets, in particular, Italy, Spain and Greece.

Adjusted EBITDA declined by 3.5% including a 1.1 percentage point favourable impact from foreign exchange rate movements. On an organic basis adjusted EBITDA decreased by 4.5%*, resulting from higher customer investment due to the increased penetration of smartphones, and a reduction in service revenue in most markets, partially offset by direct cost efficiencies.

	Organic change %	Other activity[1] pps	Foreign exchange pps	Reported change %
Revenue – Europe	(0.1)	0.1	0.5	0.5

Service revenue
Germany	1.2	(0.1)	1.6	2.7
Italy	(3.4)	–	1.5	(1.9)
Spain	(9.4)	(0.1)	1.5	(8.0)
UK	1.6	(0.3)	–	1.3
Other Europe	1.7	(0.2)	(1.6)	(0.1)
Europe	(1.1)	–	0.5	(0.6)

Adjusted EBITDA
Germany	(1.1)	–	1.5	0.4
Italy	(6.4)	–	1.5	(4.9)
Spain	(24.9)	(0.2)	1.5	(23.6)
UK	5.0	(0.1)	–	4.9
Other Europe	1.7	(0.1)	0.3	1.9
Europe	(4.5)	(0.1)	1.1	(3.5)

Adjusted operating profit
Germany	(5.3)	0.1	1.5	(3.7)
Italy	(10.4)	–	1.6	(8.8)
Spain	(39.2)	(0.3)	1.4	(38.1)
UK	15.7	(0.2)	–	15.5
Other Europe	3.0	(0.6)	2.9	5.3
Europe	(9.6)	(0.2)	1.7	(8.1)

Note:

[1]	“Other activity” includes the impact of M&A activity and the revision to intra-group roaming charges from 1 October 2012. Refer to “organic growth” on page 172 for further detail.

Germany

Service revenue increased by 1.2%* as strong growth in data and enterprise revenue more than offset the impact of an MTR cut effective from 1 December 2010 and increasing competitive pressures. Data revenue grew by 21.3%* driven by a higher penetration of smartphones, an increase in those sold with a data bundle and the launch of prepaid integrated tariffs. Enterprise revenue grew by 5.6%* driven by significant customer wins and the success of converged service offerings. A number of innovative products were launched during the second half of the 2012 financial year, including OfficeNet, a cloud based solution.

The roll out of LTE has continued, following the launch of services in the prior financial year. Nearly 2,700 base stations had been upgraded to LTE at 31 March 2012, providing approximately 35% household coverage.

Adjusted EBITDA declined by 1.1%* as the higher revenue was offset by restructuring costs and regulation changes.

Italy

Service revenue declined by 3.4%* as a result of weak economic conditions, intense competition and the impact of an MTR cut effective from 1 July 2011. Strong data revenue growth of 16.8%* was driven by mobile internet which benefited from a higher penetration of smartphones and an increase in those sold with a data bundle. From Q3, all new consumer contract customers are now on an integrated tariff. Enterprise revenue grew by 5.1%* with a strong contribution from Vodafone One Net, a converged fixed and mobile solution, and growth in the customer base. Fixed line growth benefited from strong customer additions although slowed in Q4 due to intense competition.

Adjusted EBITDA decreased by 6.4%*, and adjusted EBITDA margin fell by 1.9* percentage points resulting from the decline in service revenue partially offset by operating cost efficiencies such as site sharing agreements and outsourcing of network maintenance to Ericsson.

Spain

Service revenue declined by 9.4%* impacted by intense competition, continuing economic weakness and high unemployment during the year, which have driven customers to reduce or optimise their spend on tariffs. Data revenue increased by 18.4%* benefiting from the penetration of integrated voice, SMS and data tariffs initially launched in October 2010. Improvements were seen in fixed line revenue which increased by 7.3%* resulting from a competitive proposition leading to good customer additions. Mobile customer net additions were strong as a result of our more competitive tariffs and a focus on improving the retention of higher-value customers.

Adjusted EBITDA declined by 24.9%*, with a 5.5* percentage point fall in adjusted EBITDA margin, primarily due to lower revenue with sustained investment in acquisition and retention costs. This was partially offset by operating cost efficiencies.

UK

Service revenue increased by 1.6%* driven by an increase in data and consumer contract revenue supported by the success of integrated offerings. This was partially offset by the impact of an MTR cut effective from 1 April 2011 and lower consumer confidence leading to reduced out-of-bundle usage. Data revenue grew by 14.5%* due to higher penetration of smartphones and an increase in those sold with a data bundle.

Adjusted EBITDA increased by 5.0%* and adjusted EBITDA margin improved by 0.6* percentage points, due to a number of cost saving initiatives, including acquisition and retention efficiencies.

Other Europe

Service revenue increased by 1.7%* as growth in Albania, Malta, the Netherlands and Turkey more than offset a decline in the rest of the region, particularly in Greece, Portugal and Ireland, which continued to be impacted by the challenging macroeconomic environment and competitive factors. Service revenue in Turkey grew by 25.1%* driven by strong growth in consumer contract and data revenue resulting from an expanding contract customer base and the launch of innovative propositions. In the Netherlands service revenue increased by 2.1%*, driven by an increase in the customer base, partially offset by MTR cuts, price competition and customers optimising tariffs.

Adjusted EBITDA grew by 1.7%*, with strong growth in Turkey, driven by a combination of service revenue growth and cost efficiencies, partially offset by declines in the majority of the other markets.

Vodafone Group Plc	43
Annual Report 2012

Africa, Middle East and Asia Pacific

	India £m	Vodacom £m	Other Africa, Middle East and Asia Pacific £m	Eliminations £m	Africa, Middle East and Asia Pacific £m		% change
						£m	Organic
Year ended 31 March 2012
Revenue	4,265	5,638	3,965	–	13,868	4.2	8.4
Service revenue	4,215	4,908	3,628	–	12,751	3.7	8.0
Adjusted EBITDA	1,122	1,930	1,063	–	4,115	2.9	7.8
Adjusted operating profit	60	1,084	328	–	1,472	15.7	22.4
Adjusted EBITDA margin	26.3%	34.2%	26.8%		29.7%

Year ended 31 March 2011
Revenue	3,855	5,479	3,971	(1)	13,304	20.0	9.5
Service revenue	3,804	4,839	3,650	(1)	12,292	20.0	9.5
Adjusted EBITDA	985	1,844	1,170	–	3,999	20.7	7.5
Adjusted operating profit	15	827	430	–	1,272	55.5	8.6
Adjusted EBITDA margin	25.6%	33.7%	29.5%		30.1%

Revenue grew by 4.2% after a 4.2 percentage point adverse impact from foreign exchange rate movements. On an organic basis service revenue grew by 8.0%* driven by customer and data growth, partially offset by the impact of MTR reductions. Growth was driven by strong performances in India, Vodacom, Ghana and Qatar and a return to growth in Egypt, offset by service revenue declines in Australia and New Zealand.

Adjusted EBITDA grew by 2.9% after a 4.8 percentage point adverse impact from foreign exchange rate movements. On an organic basis, Adjusted EBITDA grew by 7.8%* driven primarily by strong growth in India and Vodacom and improved contributions from Ghana and Qatar, offset in part by declines in Egypt and Australia.

	Organic change %	Other activity[1] pps	Foreign exchange pps	Reported change %
Revenue – Africa, Middle East and Asia Pacific	8.4	–	(4.2)	4.2

Service revenue
India	19.5	(0.1)	(8.6)	10.8
Vodacom	7.1	–	(5.7)	1.4
Other Africa, Middle East and Asia Pacific	(1.8)	(0.1)	1.3	(0.6)
Africa, Middle East and Asia Pacific	8.0	–	(4.3)	3.7

Adjusted EBITDA
India	22.9	(0.2)	(8.8)	13.9
Vodacom	11.3	–	(6.6)	4.7
Other Africa, Middle East and Asia Pacific	(9.1)	(0.1)	0.1	(9.1)
Africa, Middle East and Asia Pacific	7.8	(0.1)	(4.8)	2.9

Adjusted operating profit
India	389.3	(40.6)	(48.7)	300.0
Vodacom	41.1	–	(10.0)	31.1
Other Africa, Middle East and Asia Pacific	(22.4)	(0.2)	(1.1)	(23.7)
Africa, Middle East and Asia Pacific	22.4	(0.3)	(6.4)	15.7

India

Service revenue grew by 19.5%,* driven by an 11.8% increase in the customer base, strong growth in incoming and outgoing voice minutes and 51.3%* growth in data revenue. 3G services were available to Vodafone customers in 860 towns and cities across 20 circles at 31 March 2012. Growth also benefited from mobile operators starting to charge for SMS termination during the second quarter of the 2012 financial year. At 31 March 2012 the customer base had increased to 150.5 million, with data customers totalling 35.4 million, a year-on-year increase of 81.5%. This was driven by an increase in data enabled handsets and the impact of successful marketing campaigns. Whilst the market remains highly competitive, the effective rate per minute remained broadly stable during the year, with promotional offers offsetting headline price increases.

Adjusted EBITDA grew by 22.9%* driven by the increase in revenue and economies of scale, partially offset by higher customer acquisition costs and increased interconnection costs. Full year adjusted EBITDA margin increased 0.8* percentage points to 26.3%, driven by cost efficiencies and scale benefits.

Vodacom

Service revenue grew by 7.1%,* driven by service revenue growth in South Africa of 4.4%*, where strong net customer additions and growth in data revenue was partially offset by the impact of MTR cuts (effective 1 March 2011 and 1 March 2012). Despite competitive pricing pressures, data revenue in South Africa grew by 24.3%,* driven by higher smartphone penetration and data bundles leading to a 35.4% increase in active data customers to 12.2 million at 31 March 2012.

Vodacom’s mobile operations outside South Africa delivered strong service revenue growth of 31.9%*2, driven by customer net additions and the simplification of tariff structures in Mozambique and Tanzania. M-Pesa, our mobile phone based money transfer service, continues to perform well in Tanzania with over 3.1 million active users.

Adjusted EBITDA increased by 11.3%* driven by robust service revenue growth and continued focus on operating cost efficiencies.

Notes:

[1]	“Other activity” includes the impact of M&A activity and the revision to intra-group roaming charges from 1 October 2012. Refer to “Organic growth” on page 172 for further detail.
[2]	Excludes Gateway and Vodacom Business Africa.

Vodafone Group Plc	44
Annual Report 2012

Operating results (continued)

Other Africa, Middle East and Asia Pacific

Organic service revenue, which now includes Australia, declined by 1.8%* with both New Zealand and Australia being impacted by MTR cuts effective from 6 May 2011 and 1 January 2012, respectively. In Australia, despite improvements in network and customer operations performance, service revenue declined by 8.8%* driven by the competitive market and weakness in brand perception following the network and customer service issues experienced from late 2010 to early 2011 and further accelerated by MTR cuts. On 22 March 2012, Vodafone Hutchison Australia appointed Bill Morrow as its new CEO. In Egypt service revenue was suppressed by the challenging economic and political environment, however, organic growth of 1.4%* was achieved as a result of an increased customer base and strong data usage. In Qatar an increase in the customer base delivered service revenue growth of 27.1%*, despite a competitive pricing environment. Service revenue in Ghana grew by 29.2%* through strong gains in customer market share.

Adjusted EBITDA margin declined 2.2* percentage points, driven by the service revenue decline in Australia and the challenging economic and competitive environment in Egypt, partially offset by growth in Qatar and Ghana.

Safaricom, Vodafone’s associate in Kenya, grew service revenue by 13.6%*, driven by increases in customer base, voice usage and M-Pesa activity. Adjusted EBITDA margin improved in the second half of the 2012 financial year through a tariff increase in October, operating cost efficiencies and a strengthening of the local currency to take the margin for the 2012 financial year to 35.0%.

Non-Controlled Interests

Verizon Wireless1 2 3

	2012 £m	2011 £m		% change
			£	Organic
Service revenue	18,039	17,238	4.6	7.3
Revenue	20,187	18,711	7.9	10.6
Adjusted EBITDA	7.689	7,313	5.1	7.9
Interest	(212)	(261)	(18.8)
Tax[2]	(287)	(235)	22.1
Group’s share of result in Verizon Wireless	4,867	4,569	6.5	9.3

In the United States Verizon Wireless reported 4.6 million net mobile customer additions bringing its closing mobile customer base to 93.0 million, up 5.2%.

Service revenue growth of 7.3%* continues to be driven by the expanding customer base and robust growth in data ARPU driven by increased penetration of smartphones.

Adjusted EBITDA margin remained strong despite the competitive challenges and macroeconomic environment. Efficiencies in operating expenses and customer acquisition costs resulting from lower volumes have been partly offset by a higher level of customer retention costs reflecting the increased demand for smartphones.

Verizon Wireless’ net debt at 31 March 2012 totalled US$6.4 billion4 (31 March 2011: net debt US$9.8 billion4), after paying a dividend to its shareholders of US$10 billion on 31 January 2012.

Notes:

[1]	All amounts represent the Group’s share based on its 45% equity interest, unless otherwise stated.
[2]	The Group’s share of the tax attributable to Verizon Wireless relates only to the corporate entities held by the Verizon Wireless partnership and certain state taxes which are levied on the partnership. The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.
[3]

Organic growth rates include the impact of a non-cash revenue adjustment which was recorded to defer previously recognised data revenue that will be earned and recognised in future periods. Excluding this the equivalent organic growth rates for service revenue, revenue, adjusted EBITDA and the Group’s share of result in Verizon Wireless would have been 6.8%*, 10.1%’, 6.7%* and 7.5%* respectively.

[4]	Net debt excludes pending credit card receipts. Comparatives are presented on a comparable basis.

Vodafone Group Plc	45
Annual Report 2012

2011 financial year compared to the 2010 financial year

Group1

	Europe £m	Africa, Middle East and Asia Pacific £m	Non-Controlled Interests and Common Functions2 £m	Eliminations £m	2011 £m	2010 £m		% change
							£	Organic[3]
Revenue	32,015	13,304	659	(94)	45,884	44,472	3.2	2.8
Service revenue	30,097	12,292	412	(63)	42,738	41,719	2.4	2.1
Adjusted EBITDA	10,823	3,999	(152)	–	14,670	14,735	(0.4)	(0.7)
Adjusted operating profit	5,726	1,272	4,820	–	11,818	11,466	3.1	1.8
Adjustments for:
Impairment losses					(6,150)	(2,100)
Other (income)/expense[4]					(72)	114
Operating profit					5,596	9,480
Non-operating income/(expense)[5]					3,022	(10)
Net investment income/(financing costs)					880	(796)
Profit before taxation					9,498	8,674
Income tax expense					(1,628)	(56)
Profit for the financial year					7,870	8,618

Notes:

[1]	2011 results reflect average exchange rates of £1:€1.18 and £1:US$1.56.
[2]	Common Functions primarily represent the results of the partner markets and the net result of unallocated central Group costs.
[3]	Organic growth includes Vodacom at the 2011 level of ownership but excludes Australia following the merger with Hutchison 3G Australia on 9 June 2009.
[4]

Other income and expense for the year ended 31 March 2011 included £56 million representing the net loss on disposal of certain Alltel investments by Verizon Wireless. This is included within the line item “Share of results in associates” in the consolidated income statement.

[5]	Non-operating income and expense for the year ended 31 March 2011 includes £3,019 million profit arising on the sale of the Group’s 3.2% interest in China Mobile Limited.

Revenue

Group revenue increased by 3.2% to £45,884 million and Group service revenue increased by 2.4% to £42,738 million. On an organic basis Group service revenue increased by 2.1%*, with a 0.8 percentage point improvement between the first and second half of the 2011 financial year as both Europe and AMAP delivered improved organic service revenue trends.

In Europe service revenue fell by 0.4%* with a decline of 0.3%* in the second half of the 2011 financial year. Both the UK and Germany performed well delivering full year service revenue growth of 4.7%* and 0.8%* respectively. Spain continued to experience economic pressures which intensified competition leading to a 6.9%* decline in service revenue. Service revenue also declined by 2.1%* in Italy driven by a challenging economic and competitive environment combined with the impact of MTR cuts. Our improved commercial offers in Turkey delivered service revenue growth of 28.9%*, despite a 52% cut in MTRs which was effective from 1 April 2010. Challenging economic and competitive conditions continued in our other central European businesses where service revenue growth was also impacted by MTR cuts. European enterprise revenue increased by 0.5%* with improved roaming activity and important customer wins.

In AMAP service revenue grew by 9.5%*. Vodacom continued to perform well, with strong data revenue growth from mobile broadband offsetting weaker voice revenue which was impacted by two MTR cuts during the year. In India service revenue increased by 16.2%*, driven by an increase in the mobile customer base and a more stable pricing environment towards the end of the 2011 financial year. In Qatar the customer base reached 757,000 by 31 March 2011, with 45% of the population actively using Vodafone services less than two years after launch. On an organic basis, service revenue in Egypt declined by 0.8%* where performance was impacted by the socio-political unrest during the fourth quarter of the 2011 financial year.

Adjusted EBITDA and profit

Adjusted EBITDA decreased by 0.4% to £14,670 million with a 1.1 percentage point decline in both the reported and organic adjusted EBITDA margin.

In Europe adjusted EBITDA decreased by 3.7%*, with a decline in adjusted EBITDA margin of 1.7 percentage points, primarily driven by a reduction in service revenue in most markets and higher investment in acquisition and retention costs, partially offset by operating cost efficiencies.

In AMAP adjusted EBITDA increased by 7.5%*, driven primarily by growth in India, together with improvements in Vodacom, Ghana, New Zealand and Qatar, partially offset by a slight decline in Egypt. The adjusted EBITDA margin fell 0.6* percentage points, the two main factors behind the decline being higher recurring licence fee costs in India and the change in regional mix from the strong growth in India.

Adjusted operating profit grew by 3.1% as a result of an increase in the Group’s share of results of Verizon Wireless partially offset by the decline in Group adjusted EBITDA. The Group’s share of results in Verizon Wireless, the Group’s associate in the United States, increased by 8.5%* primarily due to the expanding customer base, robust data revenue, efficiencies in operating expenses and lower acquisition costs partially offset by higher customer retention costs reflecting the increased demand for smartphones in the United States.

The Group recorded other net income of £5,342 million, primarily in relation to a £2.8 billion net gain on the sale of the Group’s interest in China Mobile Limited, £1.8 billion on the settlement of a tax case and £0.5 billion from the disposal of investment in SoftBank Mobile Corp. Limited.

Operating profit decreased by 41.0% primarily due to higher impairment losses compared to the prior year. Impairment losses totalling £6,150 million were recorded relating to our businesses in Spain (£2,950 million), Italy (£1,050 million), Ireland (£1,000 million), Greece (£800 million) and Portugal (£350 million) primarily resulting from increased discount rates as a result of increases in government bond rates together with lower cash flows within business plans, reflecting weaker country-level macroeconomic environments. The impairment loss in the 2010 financial year was £2,100 million.

Profit for the year decreased by 8.7%.

Vodafone Group Plc	46
Annual Report 2012

Operating results (continued)

Net investment income/(financing costs)

	2011 £m	2010 £m
Investment income	1,309	716
Financing costs	(429)	(1,512)
Net investment income/(financing costs)	880	(796)

Analysed as:
Net financing costs before income from investments	(852)	(1,024)
Potential interest charges arising on settlement of outstanding tax issues[1]	(46)	(23)
Income from investments	83	145
Foreign exchange[2]	256	(1)
Equity put rights and similar arrangements[3]	95	(94)
Interest related to the settlement of tax cases[4]	872	201
Disposal of SoftBank Mobile Corp. Limited financial instruments	472	–
	880	(796)

Notes:

[1]	Excluding interest credits related to a tax case settlement.
[2]

Comprises foreign exchange rate differences reflected in the income statement in relation to certain intercompany balances and the foreign exchange rate differences on financial instruments received as consideration on the disposal of Vodafone Japan to SoftBank in April 2006.

[3]	Includes foreign exchange rate movements, accretion expense and fair value charges.
[4]	The £872 million in the year ended 31 March 2011 relates to the settlement of a tax case and the £201 million in the year ended 31 March 2010 relates to the settlement of the German tax loss claim.

Net financing costs before income from investments decreased from £1,024 million to £852 million primarily due to a reduction in net debt, partially offset by an increase in average interest rates for debt denominated in US dollars. In addition, £138 million of interest was capitalised compared to £1 million in the prior year. At 31 March 2011 the provision for potential interest charges arising on settlement of outstanding tax issues was £398 million (31 March 2010: £1,312 million), with the reduction primarily reflecting the settlement of a tax case.

Taxation

	2011	2010
	£m	£m
Income tax expense	1,628	56
Tax on adjustments to derive adjusted profit before tax	(232)	(39)
Tax benefit related to settlement of tax cases[1]	929	2,103
Adjusted income tax expense	2,325	2,120
Share of associates’ tax	519	572
Adjusted income tax expense for purposes of calculating adjusted tax rate	2,844	2,692

Profit before tax	9,498	8,674
Adjustments to derive adjusted profit before tax[2]	1,505	1,890
Adjusted profit before tax	11,003	10,564
Add: Share of associates’ tax and non-controlling interest	604	652
Adjusted profit before tax for the purpose of calculating adjusted effective tax rate	11,607	11,216

Adjusted effective tax rate	24.5%	24.0%

Notes:

[1]	The £929 million in the year ended 31 March 2011 relates to the settlement of a tax case and the £2,103 million in the year ended 31 March 2010 relates to the settlement of the German tax loss claim.
[2]	See “Earnings per share”.

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

	2011	2010
	£m	£m
Profit attributable to equity shareholders	7,968	8,645

Pre-tax adjustments:
Impairment loss[1]	6,150	2,100
Other income and expense[2]	72	(114)
Non-operating income and expense[3]	(3,022)	10
Investment income and financing costs[4]	(1,695)	(106)
	1,505	1,890

Taxation[1]	(697)	(2,064)
Adjusted profit attributable to equity shareholders	8,776	8,471

	Million	Million
Weighted average number of shares outstanding
Basic	52,408	52,595
Diluted	52,748	52,849

Notes:

[1]

Taxation for the 2011 financial year included £929 million credit in respect of a tax settlement and a £208 million charge in respect of the disposal of the Group’s interest in China Mobile Limited. The 2010 financial year included £2,103 million arising from the German tax authorities’ decision that €15 billion of losses booked by a German subsidiary in 2001 were tax deductible. The impairment charges of £6,150 million and £2,100 million in the 2011 and 2010 financial years respectively did not result in any tax consequences.

[2]

The year ended 31 March 2011 includes £56 million representing the net loss on disposal of certain Alltel investments by Verizon Wireless. This is included within the line item’ Share of results in associates in the consolidated income statement.

[3]	The year ended 31 March 2011 includes £3,019 million representing the profit arising on the sale of the Group’s 3.2% interest in China Mobile Limited.
[4]	See notes 2, 3, and 4 in “Net investment income/(financing costs)”.

Vodafone Group Plc	47
Annual Report 2012

Europe

	Germany	Italy	Spain	UK	Other	Eliminations	Europe		% change
	£m	£m	£m	£m	£m	£m	£m	£m	Organic
Year ended 31 March 2011
Revenue	7,900	5,722	5,133	5,271	8,253	(264)	32,015	(2.5)	0.6
Service revenue	7,471	5,432	4,735	4,931	7,787	(259)	30,097	(3.4)	(0.4)
Adjusted EBITDA	2,952	2,643	1,562	1,233	2,433	–	10,823	(7.1)	(3.7)
Adjusted operating profit	1,548	1,903	915	348	1,012	–	5,726	(9.8)	(6.1)
Adjusted EBITDA margin	37.4%	46.2%	30.4%	23.4%	29.5%		33.8%

Year ended 31 March 2010
Revenue	8,008	6,027	5,713	5,025	8,357	(297)	32,833
Service revenue	7,722	5,780	5,298	4,711	7,943	(295)	31,159
Adjusted EBITDA	3,122	2,843	1,956	1,141	2,582	–	11,644
Adjusted operating profit	1,695	2,107	1,310	155	1,084	–	6,351
Adjusted EBITDA margin	39.0%	47.2%	34.2%	22.7%	30.9%		35.5%

Revenue declined by 2.5% reflecting a 3.2 percentage point impact from unfavourable foreign exchange rate movements. On an organic basis service revenue declined by 0.4%* reflecting reductions in most markets offset by growth in Germany, the UK, the Netherlands and Turkey. The decline was primarily driven by lower voice revenue resulting from continued market and regulatory pressure on pricing and the challenging economic climate, partially offset by growth in data and fixed line revenue.

Adjusted EBITDA decreased by 7.1% including a 3.5 percentage point impact from unfavourable exchange rate movements. On an organic basis adjusted EBITDA decreased by 3.7%*, with a 1.7 percentage point decline in adjusted EBITDA margin resulting from a reduction in service revenue in most markets and higher customer investment, partially offset by operating cost savings.

	Organic change %	M&A activity pps	Foreign exchange pps	Reported change %

Revenue – Europe	0.6	0.1	(3.2)	(2.5)
Service revenue
Germany	0.8	–	(4.1)	(3.3)
Italy	(2.1)	–	(3.9)	(6.0)
Spain	(6.9)	–	(3.7)	(10.6)
UK	4.7	–	–	4.7
Other Europe	0.5	0.5	(3.0)	(2.0)
Europe	(0.4)	0.1	(3.1)	(3.4)
Adjusted EBITDA
Germany	(1.5)	–	(3.9)	(5.4)
Italy	(3.1)	–	(3.9)	(7.0)
Spain	(16.8)	–	(3.3)	(20.1)
UK	8.0	–	–	8.0
Other Europe	(2.4)	0.2	(3.6)	(5.8)
Europe	(3.7)	0.1	(3.5)	(7.1)
Adjusted operating profit
Germany	(4.9)	–	(3.8)	(8.7)
Italy	(5.9)	–	(3.8)	(9.7)
Spain	(27.3)	–	(2.9)	(30.2)
UK	125.1	–	–	125.1
Other Europe	(2.0)	0.3	(4.9)	(6.6)
Europe	(6.1)	0.1	(3.8)	(9.8)

Germany

Service revenue increased by 0.8%* driven by strong data and messaging revenue growth. Data revenue grew by 27.9%* as a result of increased penetration of smartphones and Superflat Internet tariffs. Mobile revenue remained stable in the fourth quarter of the 2011 financial year despite an MTR cut effective from 1 December 2010. Enterprise revenue grew by 3.6%* driven by strong customer and data revenue growth.

Adjusted EBITDA declined by 1.5%*, with a 1.6 percentage point reduction in the adjusted EBITDA margin. This decline was driven by increased customer acquisition and retention, contributed to by the launch of the iPhone in the third quarter, partially offset by operating cost efficiencies.

During the 2011 financial year we acquired LTE spectrum in Germany and launched LTE services towards the end of the year, initially targeting rural areas underserved by fixed broadband.

Italy

Service revenue declined by 2.1%* primarily driven by the challenging economic and competitive environment, the impact of MTR cuts and customer tariff optimisation. The average contract customer base grew by 12.6% enabling the partial offset of these pressures. Data revenue growth remained strong at 21.5%* driven by the high level of customers migrating to smartphones and taking advantage of data plans. There was continued investment to improve quality and coverage of the network. Fixed line revenue continued to grow with the broadband customer base reaching 1.7 million at 31 March 2011 on a 100% basis.

Adjusted EBITDA decreased by 3.1%*, with a fall in the adjusted EBITDA margin of 1.0 percentage point, as a result of the decline in service revenue and higher investment in acquisition and retention costs partially offset by a reduction in operating expenses.

Spain

Service revenue declined by 6.9%* impacted by continued intense competition, general economic weakness and the penetration of lower priced tariffs into the customer base. New integrated plans were introduced in the third quarter in response to the demand for combined voice and data tariffs driven by the increase in smartphones. Data revenue grew by 14.8%* driven by mobile broadband and mobile internet. One-off items contributed to a 1.8* percentage point improvement to service revenue growth for the fourth quarter of the 2011 financial year.

Adjusted EBITDA declined 16.8%*, with a 3.8 percentage point fall in the adjusted EBITDA margin, due to lower service revenue and proportionately higher acquisition and retention costs, partially offset by a reduction in operating expenses.

UK

Service revenue increased by 4.7%* driven by data revenue growth due to increasing penetration of smartphones and mobile internet bundles and strong net contract customer additions, which more than offset continued competitive pressures and weaker prepaid revenue. The MTR cuts announced in March 2011 were expected to have a significant negative impact on revenue growth during the 2012 financial year.

Vodafone Group Plc	48
Annual Report 2012

Operating results (continued)

Adjusted EBITDA increased by 8.0%* with the adjusted EBITDA margin increasing by 0.7 percentage points, reflecting higher service revenue partially offset by higher customer acquisition and retention costs.

Other Europe

Service revenue increased by 0.5%* with growth in Turkey and the Netherlands being partially offset by declines in other markets due to the challenging economic environment and intense competitive factors. In Turkey service revenue grew by 28.9%* driven by strong growth in both data and voice revenue, despite a 52% cut in MTRs effective from 1 April 2010. In Greece service revenue declined by 19.4%* with intense competition driving a reduction in prepaid revenue and economic factors leading to customer tariff optimisation.

Adjusted EBITDA declined by 2.4%*, with declines in all markets except Turkey and the Netherlands, due primarily to lower service revenue and higher acquisition and retention costs partially offset by operating cost efficiencies.

Africa, Middle East and Asia Pacific

	India £m	Vodacom £m	Other £m	Eliminations £m	Africa, Middle East and Asia Pacific £m	% change
						£m	Organic[1]
Year ended 31 March 2011
Revenue	3,855	5,479	3,971	(1)	13,304	20.0	9.5
Service revenue	3,804	4,839	3,650	(1)	12,292	20.0	9.5
Adjusted EBITDA	985	1,844	1,170	–	3,999	20.7	7.5
Adjusted operating profit	15	827	430	–	1,272	55.5	8.6
Adjusted EBITDA margin	25.6%	33.7%	29.5%		30.1%

Year ended 31 March 2010
Revenue	3,114	4,450	3,526	(1)	11,089
Service revenue	3,069	3,954	3,224	(1)	10,246
Adjusted EBITDA	807	1,528	977	–	3,312
Adjusted operating (loss)/profit	(37)	520	335	–	818
Adjusted EBITDA margin	25.9%	34.3%	27.7%		29.9%

Note:

[1]	Organic growth includes Vodacom at the 2011 level of ownership and excludes Australia following the merger with Hutchison 3G Australia on 9 June 2009.

Revenue grew by 20.0% with an 8.5 percentage point benefit from foreign exchange rate movements and the full year impact of the consolidation of Vodacom results from 18 May 2009 partially offset by the impact of the creation of the Vodafone Hutchison Australia (‘VHA’) joint venture on 9 June 2009. On an organic basis service revenue grew by 9.5%* despite the impact of MTR reductions and difficult economic environments. The growth was driven by a strong performance in India and continued growth from Vodacom and the rest of the region, other than Egypt where performance was impacted by the socio-political unrest during the fourth quarter of the 2011 financial year.

Adjusted EBITDA grew by 20.8% with foreign exchange rate movements contributing 8.0 percentage points of growth. On an organic basis Adjusted EBITDA grew by 7.5%* driven primarily by growth in India, together with improvements in Vodacom, Ghana, Qatar and New Zealand, partially offset by a decline in Egypt following pricing pressure and socio-political unrest.

	Organic change %	M&A activity pps	Foreign exchange pps	Reported change %
Revenue – Africa, Middle East and Asia Pacific	9.5	2.0	8.5	20.0
Service revenue
India	16.2	–	7.7	23.9
Vodacom	5.8	6.7	9.9	22.4
Other Africa, Middle East and Asia Pacific	7.2	(0.9)	6.9	13.2
Africa, Middle East and Asia Pacific	9.5	2.2	8.3	20.0
Adjusted EBITDA
India	15.1	–	7.0	22.1
Vodacom	4.9	4.9	10.9	20.7
Other Africa, Middle East and Asia Pacific	5.1	10.6	4.1	19.8
Africa, Middle East and Asia Pacific	7.5	5.3	8.0	20.8
Adjusted operating profit
India	134.0	–	6.5	140.5
Vodacom	5.7	38.2	15.1	59.0
Other Africa, Middle East and Asia Pacific	2.2	29.2	(3.0)	28.4
Africa, Middle East and Asia Pacific	8.6	39.9	7.0	55.5

Vodafone Group Plc	49
Annual Report 2012

India

Service revenue grew by 16.2%* including a 1.7* percentage point benefit from Indus Towers, the Group’s network sharing joint venture. Growth was driven by a 39.0% increase in the average mobile customer base and stable usage per customer trends, partially offset by a fall in the effective rate per minute due to an increase in the penetration of lower priced tariffs into the customer base and strong competition in the market.

February 2011 saw the launch of commercial 3G services following the purchase of 3G spectrum in May 2010 and subsequent network build. By 31 March 2011 1.5 million customers had activated their 3G access.

Adjusted EBITDA grew by 15.1%* driven by the increase in the customer base and economies of scale which absorbed pricing and cost pressures.

Vodacom

Service revenue grew by 5.8%* driven by South Africa where growth in data revenue of 35.9%*1 offset a decline in voice revenue caused by MTR cuts effective from 1 March 2010 and 1 March 2011.

In South Africa data revenue growth was driven by a 48.9%* increase in data usage due to strong growth in mobile connect cards and smartphones. In addition, successful commercial activity, particularly in off-peak periods, drove higher voice usage during the 2011 financial year which partially offset the impact of MTR cuts. Net customer additions returned to pre-registration levels for the first time in the third quarter of the 2011 financial year, with the trend continuing during the fourth quarter of the 2011 financial year with net additions of 1.2 million.

In Vodacom’s operations outside South Africa service revenue growth continued with strong performances from Tanzania and Mozambique. Trading conditions remain challenging in the Democratic Republic of Congo and the Gateway operations.

Adjusted EBITDA grew by 4.9%* driven by the increase in service revenue, strong handset sales and lower interconnection costs, partially offset by higher operating expenses.

On 1 April 2011 Vodacom refreshed its branding to more closely align with that of the Group.

Other Africa, Middle East and Asia Pacific

Service revenue grew by 7.2%* with growth across all markets except Egypt. In Qatar the customer base reached 757,000 by 31 March 2011, with 45% of the population actively using Vodafone services. The decline in Egypt service revenue was driven by a combination of MTR reductions, competitive pressure on pricing and socio-political unrest during the fourth quarter of the 2011 financial year, offset in part by strong customer and data revenue growth during the year. In Ghana service revenue growth of 21.0%* was supported by competitive tariffs and improved brand awareness.

VHA integration remained on track and a number of important initiatives were completed during the 2011 financial year to begin realising the benefits of the merger. Contact centre operations were consolidated into two major centres in Hobart and Mumbai India, substantial progress was made in the consolidation of the retail footprint, and a major refit of retail stores was underway. VHA appointed new suppliers for network managed services, core, transmission and IT managed services.

Adjusted EBITDA increased by 5.1%* driven by growth in Ghana, New Zealand and Qatar partially offset by a decline in Egypt resulting primarily from the lower effective price per minute but also impacted by the socio-political unrest during the fourth quarter of the 2011 financial year.

Note:

[1]	Data revenue in South Africa grew by 41.8%*. Excluding the impact of reclassifications between messaging and data revenue during the year, data revenue grew by 35.9%*.

Non-Controlled Interests

Verizon Wireless2 3 4

	2011 £m	2010 £m		% change
			£	Organic
Service revenue	17,238	15,898	8.4	5.8
Revenue	18,711	17,222	8.6	6.0
Adjusted EBITDA	7,313	6,689	9.3	6.7
Interest	(261)	(298)	(12.4)
Tax[3]	(235)	(205)	14.6
Group’s share of result in
Verizon Wireless	4,569	4,112	11.1	8.5

In the United States Verizon Wireless reported 2.6 million net mobile customer additions bringing its mobile customer base to 88.4 million at 31 March 2011, a 3.1% increase. Customer growth improved in the fourth quarter of the 2011 financial year following the launch of the iPhone 4 on the Verizon Wireless network in February 2011.

Service revenue growth of 5.8%* was driven by the expanding customer base and robust data revenue primarily derived from growth in the penetration of smartphones.

The adjusted EBITDA margin remained strong despite the competitive challenges and economic environment. Efficiencies in operating expenses and lower customer acquisition costs resulting from lower volumes were partly offset by a higher level of customer retention costs reflecting the increased demand for smartphones.

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

Verizon Wireless net debt at 31 March 2011 totalled US$9.8 billion5 (31 March 2010: US$22.6 billion5).

Notes:

[2]	All amounts represent the Group’s share based on its 45% equity interest, unless otherwise stated.
[3]

The Group’s share of the tax attributable to Verizon Wireless relates only to the corporate entities held by the Verizon Wireless partnership and certain state taxes which are levied on the partnership. The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.

[4]

Organic growth rates include the impact of a non-cash revenue adjustment which was recorded by Verizon Wireless to defer previously recognised data revenue that will be earned and recognised in future periods. Excluding this the equivalent organic growth rates for service revenue, revenue, adjusted EBITDA and the Group’s share of result in Verizon Wireless would have been 6.4%*, 6.6%*, 8.2%* and 10.8%* respectively.

[5]	Net debt excludes pending credit card receipts. Comparatives are presented on a comparable basis.

Vodafone Group Plc	50
Annual Report 2012

Guidance

Performance against 2012 financial year guidance

Based on guidance foreign exchange rates, our adjusted operating profit for the 2012 financial year was £11.8 billion, at the top end of the £11.0 billion to £11.8 billion range set in May 2011. On the same basis, our free cash flow was £6.2 billion, in the middle of the £6.0 billion to £6.5 billion range.

2013 financial year guidance

	Adjusted operating profit £bn	Free cash flow £bn
2012 reported performance	11.5	6.1
SFR/Polkomtel contribution and restructuring cost	–	(0.2)
Foreign exchange[1]	(0.4)	(0.3)
2012 financial rebased reported	11.1	5.6

2013 financial year guidance	11.1 – 11.9	5.3 – 5.8

Note:

[1]	Impact of rebasing the 2012 reported performance using the 2013 financial year guidance foreign exchange rates of £1:€1.23 and £1:$US1.62.

Guidance for the 2013 financial year is based on our current assessment of the global macroeconomic outlook and assumes foreign exchange rates of £1:€1.23 and £1: US$1.62. In addition, we will no longer receive a dividend from SFR after the sale of our stake during the 2012 financial year. We have restated the 2012 financial year adjusted operating profit and free cash flow for both these changes in the table above.

Therefore, on an underlying basis, we expect growth in adjusted operating profit, and stability in free cash flow, compared with the 2012 financial year.

Adjusted operating profit is expected to be in the range of £11.1 billion to £11.9 billion and free cash flow in the range of £5.3 billion to £5.8 billion, excluding any income dividends received from Verizon Wireless.

We expect the Group adjusted EBITDA margin decline to continue its improving trend, supported by continued strong growth and operating leverage in our AMAP region, and improving control of commercial costs in Europe. We expect capital expenditure to remain broadly steady on a constant currency basis.

In November 2010 we gave annual guidance ranges for organic service revenue growth and free cash flow which were based on the prevailing macroeconomic environment, regulatory framework and foreign exchange rates. Given larger MTR reductions than previously envisaged, we now expect organic service revenue growth in the 2013 financial year to be slightly below our previous medium term guidance range. We will provide an update on revenue prospects for the 2014 financial year when we publish our results for the year ending 31 March 2013. We expect the Group adjusted EBITDA margin to stabilise by March 2014.

Our medium term free cash flow guidance is £5.5 billion to £6.5 billion per annum to March 2014. This was based on the prevailing foreign exchange rates in November 2010, including an exchange rate of £1: €1.15. Based on the £1: €1.23 foreign exchange rate used for the 2013 financial guidance, the equivalent range is £5.2 billion to £6.2 billion. This cash generation underpins the three year 7% per annum dividend per share growth target issued in May 2010. We continue to expect that total ordinary dividends per share will be no less than 10.18 pence for the 2013 financial year.

Assumptions

Guidance for the 2013 financial year and the medium term is based on our current assessment of the global macroeconomic outlook and assumes foreign exchange rates of £1:€1.23 and £1:US$1.62. It excludes the impact of licence and spectrum purchases, income dividends from Verizon Wireless, material one-off tax-related payments, restructuring costs and any fundamental structural change to the eurozone. It also assumes no material change to the current structure of the Group.

With respect to the 7% per annum dividend per share growth target, as the Group’s free cash flow is predominantly generated by companies operating within the eurozone, we have assumed that the euro to sterling exchange rate remains within 5% of the above guidance foreign exchange rate.

Actual foreign exchange rates may vary from the foreign exchange rate assumptions used. A 1% change in the euro to sterling exchange rate would impact adjusted operating profit by £40 million and free cash flow by approximately £30 million and a 1% change in the dollar to sterling exchange rate would impact adjusted operating profit by approximately £50 million.

Vodafone Group Plc	51
Annual Report 2012
Principal risk factors and uncertainties

1. Regulatory decisions and changes in the regulatory environment could adversely affect our business.

Risk: We have ventures in both emerging and mature markets, spanning a broad geographical area including Europe, Africa, Middle East, Asia Pacific and the United States. We need to comply with an extensive range of requirements that regulate and supervise the licensing, construction and operation of our telecommunications networks and services. Pressure on political and regulatory institutions both to deliver direct consumer benefit and protect consumers interests, particularly in recessionary periods, can lead to adverse impacts on our business. Financial pressures on smaller competitors can drive them to call for regulators to protect them. Increased financial pressures on governments may lead them to target foreign investors for further taxes or licence fees.

2. We could suffer loss of consumer confidence and/or legal action due to a failure to protect our customer information.

Risk: Mobile networks carry and store large volumes of confidential personal and business voice traffic and data. We host increasing quantities and types of customer data in both enterprise and consumer segments. We need to ensure our service environments are sufficiently secure to protect us from loss or corruption of customer information. Failure to adequately protect customer information could have a material adverse effect on our reputation and may lead to legal action against the Group.

3. Our business could be adversely affected by a failure or significant interruption to telecommunications networks.

Risk: We are dependent on the continued operation of telecommunications networks. As the importance of mobile communication in everyday life, as well as during times of crisis, increases, organisations and individuals look to us to maintain service. Major failures in the network may result in service being interrupted resulting in serious damage to our reputation and consequential customer and revenue loss.

.4. Technological advances in handsets and use of alternative communication services may result in less demand for our traditional service offerings.

Risk: Strategic handset and technology suppliers are developing mobile content and services. Advancements in smartphone branding and technology places more focus on devices rather than the underlying services provided by mobile operators. The development of applications which make use of the internet as a substitute for some of our more traditional services, such as messaging and voice, could erode revenue. Reduced demand for our core services of voice, messaging and data and the development of services by handset suppliers could significantly impact our future profitability.

5. Increased competition may reduce our market share and profitability.

Risk: We face intensifying competition; in particular competing with established competitors in mature markets and competing with new entrants in emerging markets, where all operators are looking to secure a share of the potential customer base. Competition could lead to a reduction in the rate at which we add new customers, a decrease in the size of our market share and a decline in our average revenue per customer, as customers may choose to receive telecommunications services or other competing services from alternate providers. Competition can also lead to an increase in customer acquisition and retention costs. The focus of competition in many of our markets has shifted from acquiring new customers to retaining existing customers, as the market for mobile telecommunications has become increasingly mature.

6. Our business may be impaired by actual or perceived health risks associated with the transmission of radio waves from mobile telephones, transmitters and associated equipment.

Risk: Concerns have been expressed that the electromagnetic signals emitted by mobile telephone handsets and base stations may pose health risks. We are not aware that such health risks have been substantiated, however, in the event of a major scientific finding supporting this view this might result in prohibitive legislation being introduced by governments (or the European Union), a major reduction in mobile phone usage (especially by children), a requirement to move base station sites, significant difficulty renewing or acquiring site leases and/or major litigation. An inadequate response to electromagnetic fields (‘EMF’) issues may result in loss of confidence in the industry and Vodafone.

7. One or more countries may exit the eurozone.

Risk: In light of recent economic conditions in Europe, there is a possibility of one or more countries exiting the eurozone, causing currency devaluation in those countries and possibly leading to a reduction in our revenue and impairment of our financial and non-financial assets. This may also lead to adverse economic impacts elsewhere.

8. We may be unable to obtain additional/renew sufficient spectrum with an adequate return.

Risk: The spectrum we use for the delivery of our services is regulated in each of our markets. The regulators supervise the allocation of frequency spectrum and monitor and enforce regulation and competition laws which apply to the mobile telecommunications industry. Decisions by regulators regarding the granting, amendment or renewal of licences, to us or to third parties, including the implementation of unsustainable cost and revenue models, could adversely affect our future operations in these geographic areas. Our mobile data strategy and roll out of 4G/LTE services is dependent upon us being able to renew and obtain additional spectrum licences.

Vodafone Group Plc	52
Annual Report 2012

Principal risk factors and uncertainties (continued)

9. We may not satisfactorily resolve major tax disputes.

Risk: We operate in many jurisdictions around the world and from time to time have disputes on the amount of tax due. In particular, in spite of a recent positive India Supreme Court decision relating to an ongoing tax case in India, as set out on pages 139 and 140, the Indian government is proposing retroactive tax legislation which would in effect overturn the court’s decision.

Such or similar types of action in other jurisdictions may expose us to significant additional tax liabilities which would affect the results of the business.

10. A malicious attack on our network may be successful and disrupt our services or compromise our data.

Risk: There is a risk that an attack by a malicious individual or group could be successful on our networks. This could lead to a loss of confidential customer data or availability of critical systems. Our network is also susceptible to interruption due to a physical attack and theft of our network components as the value and market for network components increases (for example copper, batteries, generators and fuel).

11. Changes in assumptions underlying the carrying value of certain Group assets could result in impairment.

Risk: Due to the substantial carrying value of goodwill under International Financial Reporting Standards (‘IFRS’), revisions to the assumptions used in assessing its recoverability, including discount rates, estimated future cash flows or anticipated changes in operations, could lead to the impairment of certain Group assets. While impairment does not impact reported cash flows, it does result in a non-cash charge in the consolidated income statement and thus no assurance can be given that any future impairments would not affect our reported distributable reserves and, therefore, our ability to make dividend distributions to our shareholders or repurchase our shares.

Vodafone Group Plc	53
Annual Report 2012

Eurozone risk

Country and currency risk

Recent conditions in the eurozone have resulted in a higher risk of disruption and business risk from high currency volatility and/or the potential of an exit of one or more countries from the euro.

As part of our response to these conditions we have reviewed our existing processes and policies, and in places, evolved them with the aim of both minimising the Group’s economic exposure and to preserve our ability to operate in a range of potential conditions that may exist in the event of one or more of these future events.

Our ability to manage these risks needs to take appropriate account of our needs to deliver a high quality service to our customers, meet licence obligations and the significant capital investments we may have made and may need to continue to make in the markets most impacted.

Currency related risks

While our share price is denominated in sterling, the majority of our financial results are generated in other currencies. As a result the Group’s operating profit is sensitive to either a relative strengthening or weakening of the major currencies in which it transacts.

The “Operating results” section of the annual report on pages 40 to 49 sets out a discussion and analysis of the relative contributions of the Group’s Europe and AMAP regions and the major geographical markets in each, to the Group’s service revenue and adjusted EBITDA performance. Our markets in Italy, Ireland, Greece, Portugal and Spain have been most directly impacted by the current market conditions and in order of contribution, represent 17% (Italy), 8% (Spain), 3% (Portugal) and 3% (Ireland and Greece combined) of the Group’s adjusted EBITDA. An average 3% decline in the sterling equivalent of these combined geographical markets due to currency revaluation would reduce Group adjusted EBITDA by £0.1 billion. The Group’s foreign currency earnings are diversified through its 45% equity interest in Verizon Wireless, which operates in the United States and generates its earnings in US dollars. Verizon Wireless, which is equity accounted, contributed 42% of the Group’s adjusted operating profit for the year ended 31 March 2012.

The Group employs a number of mechanisms to manage elements of exchange rate risk at a transaction, translation and economic level. At the transaction level our policies require foreign exchange risks on transactions denominated in other currencies above certain de minimis levels to be hedged. Further, since the Company’s sterling share price represents the value of its future multi-currency cash flows, principally in euro, US dollars and sterling, we aim to align the currency of our debt and interest charges in proportion to our expected future principal multi-currency cash flows, thereby providing an economic hedge in terms of reduced volatility in the sterling equivalent value of the Group and a partial hedge against income statement translation exposure, as interest costs will be denominated in foreign currencies.

In the event of a country’s exit from the eurozone, this may necessitate changes in one or more of our entities’ functional currency and potentially higher volatility of those entities’ trading results when translated into sterling, potentially adding further currency risk.

A summary of this sensitivity of our operating results and our foreign exchange risk management policies is set out within “Financial risk management – Market risk – Foreign exchange management” within note 21 to the consolidated financial statements.

Operational planning

We have worked to develop operational plans to use as a basis for continuity planning across the Group in the event of significant exchange rate volatility and/or the withdrawal of one, or a small number of countries, from the euro. We have categorised “at risk” countries into three categories based on risk profile and identified three broad areas of operational risks for the Group where work has been focused, being:

Financial/investment risk: Our activities are focused on counterparty risk management and in particular the protection and availability of cash deposits and investments. Exposures in relation to liquid Group investments have been reviewed and actions have been taken to reduce counterparty limits with certain financial institutions and to convert a significant proportion of euro denominated holdings and deposits into sterling and US dollar investments. Existing Group policy requires cash sweep arrangements, to ensure no operating company has more than €5 million on deposit on any one day. Further, the Group has had in place for a number of years collateral support agreements with a significant number of its counterparties to pass collateral to the Group under certain circumstances. The Group has a net £980 million of collateral assets in its statement of financial position at 31 March 2012. Further information is provided within “Financial risk management – Credit risk” within note 21 to the consolidated financial statements.

Trading risks: We have investigated the structure of existing procurement contracts and we have started the process of amending certain contractual clauses to place the Group in a better position in the event of the exit of a country from the eurozone.

Business continuity risks: We have identified a number of key business continuity priorities which are focused on planning to allow migration to a more cash-based business model in the event banking systems are frozen, developing dual currency capability in contract customer billing systems or ensuring the ability to move these contract customers to prepaid methods of billing, and the consequential impacts to tariff structures. We have also put in place contingency plans with key suppliers that would assist us to continue to support our network infrastructure, retail operations and employees.

The Group continues to maintain appropriate levels of cash and short-term investments in many currencies and, with a carefully controlled group of counterparties, to minimise the risks to the ongoing access to that liquidity and therefore to the ability of the Group to settle debts as they become due. Further information is provided within “Financial risk management – Liquidity risk” within note 21 to the consolidated financial statements.

Risk of change in carrying amount of assets and liabilities

The main potential short-term financial statement impact of the current economic uncertainties is the potential impairment of non-financial and financial assets.

The Group has significant amounts of goodwill, other intangible assets and plant, property and equipment allocated to, or held by, companies operating in the eurozone. We have performed impairment testing for each country in Europe as at 31 March 2012 and identified aggregate impairment charges of £4.0 billion in relation to Vodafone Italy, Spain, Greece and Portugal. Further detail on this exercise together with the sensitivity of the results of this assessment to reasonably possible adverse assumptions is set out in note 10 to the consolidated financial statements.

Our operating companies in Italy, Ireland, Greece, Portugal and Spain have billed and unbilled trade receivables totalling £2.0 billion. IFRS contains specific requirements for impairment assessments of financial assets. We have a range of credit exposures and provisions for doubtful debts that are generally made by reference to consistently applied methodologies overlaid with judgements determined on a case-by-case basis reflecting the specific facts and circumstances of the receivable. Detailed disclosures made in relation to provisions against loans and receivables as well as disclosures about any loans and receivables that are past due at the end of the period, concentrations of risk and credit risk more generally as set out in “Financial risk management – Credit risk” within note 21 to the consolidated financial statements.

Vodafone Group Plc	54
Annual Report 2012

Financial position and resources

Consolidated statement of financial position

	2012 £m	2011 £m
Non-current assets
Intangible assets	59,514	68,558
Property, plant and equipment	18,655	20,181
Investments in associates	35,108	38,105
Other non-current assets	6,274	7,373
	119,551	134,217
Current assets	20,025	17,003
Total assets	139,576	151,220

Total equity shareholders’ funds	76,935	87,555
Total non-controlling interests	1,267	6
Total equity	78,202	87,561

Liabilities
Borrowings
Long-term	28,362	28,375
Short-term	6,258	9,906
Taxation liabilities
Deferred tax liabilities	6,597	6,486
Current taxation liabilities	2,148	2,262
Other non-current liabilities	2,140	1,373
Other current liabilities	15,869	15,257
Total liabilities	61,374	63,659
Total equity and liabilities	139,576	151,220

Assets

Intangible assets

At 31 March 2012 our intangible assets were £59.5 billion (2011: £68.6 billion) with goodwill comprising the largest element at £38.4 billion (2011: £45.2 billion). The decrease primarily resulted from impairment losses of £3.9 billion, amortisation of £3.5 billion and unfavourable foreign exchange rate movements of £4.2 billion partially offset by £2.9 billion of additions. Refer to note 10 to the consolidated financial statements for further information on the impairment charge.

Property, plant and equipment

Property, plant and equipment decreased to £18.7 billion at 31 March 2012 from £20.2 billion at 31 March 2011 predominantly as a result of £4.4 billion of depreciation charges and unfavourable foreign exchange rate movements of £1.3 billion partially offset by £4.7 billion of additions.

Investments in associates

Investments in associates decreased to £35.1 billion at 31 March 2012 from £38.1 billion at 31 March 2011 primarily due to a reduction of £4.0 billion in relation to the sale of our 44% interest in SFR and £4.0 billion of dividends received partially offset by our share of the results of associates, after deductions of interest, tax and non-controlling interest, which contributed £5.0 billion, mainly arising from our investment in Verizon Wireless.

Other non-current assets

Other non-current assets decreased to £6.3 billion at 31 March 2012 (2011: £7.4 billion) mainly due to other investments which totalled £0.8 billion at 31 March 2012 compared to £1.4 billion at 31 March 2011.

Current assets

Current assets increased to £20.0 billion at 31 March 2012 from £17.0 billion at 31 March 2011 due to an increase in cash and short-term investments resulting from the element of the proceeds from the disposal of our 44% interest in SFR not yet utilised for the share buyback programme, and an increase in other receivables due to the second tranche of the proceeds from the sale of our interest in SoftBank Mobile Corp. Limited which was received in April 2012.

Total equity and liabilities

Total equity

Total equity decreased to £78.2 billion at 31 March 2012 from £87.6 billion at 31 March 2011. The profit for the year of £7.0 billion was more than offset by equity dividends of £6.7 billion, other comprehensive loss of £4.7 billion, share buyback of £4.7 billion and £1.9 billion in relation to the acquisition of non-controlling interests, primarily in India. Total non-controlling interests have increased by £1.3 billion primarily as a result of the exercise of put options over non-controlling interests during the year.

Borrowings

Long-term borrowings and short-term borrowings decreased to £34.6 billion at 31 March 2012 from £38.3 billion at 31 March 2011 mainly as a result of foreign exchange rate movements, bond repayments during the year and settlement of certain put options held by the Essar Group.

Taxation liabilities

Current tax liabilities decreased to £2.1 billion at 31 March 2012 from £2.3 billion at 31 March 2011 mainly as a result of the resolution and payment of longstanding tax disputes.

Other current liabilities

Other current liabilities increased to £15.9 billion at 31 March 2012 from £15.3 billion at 31 March 2011. Trade payables at 31 March 2012 were equivalent to 43 days (2011:37 days) outstanding, calculated by reference to the amount owed to suppliers as a proportion of the amounts invoiced by suppliers during the year. It is our policy to agree terms of transactions, including payment terms, with suppliers and it is our normal practice that payment is made accordingly.

Contractual obligations and contingencies

A summary of our principal contractual financial obligations is shown below. Further details on the items included can be found in the notes to the consolidated financial statements. Details of the Group’s contingent liabilities are included in note 29 to the consolidated financial statements.

Payments due by period £m
Contractual obligations[1]	Total	<1 year	[1]-3 years	[3]-5 years	>5 years
Borrowings[2]	42,079	6,266	11,419	10,400	13,994
Operating lease commitments[3]	6,141	1,110	1,633	1,152	2,246
Capital commitments3 4	2,018	1,798	195	25	–
Purchase commitments	5,138	3,237	1,081	446	374
Total	55,376	12,411	14,328	12,023	16,614

Notes:

[1]	The above table of contractual obligations includes commitments in respect of options over interests in Group businesses held by non-controlling shareholders (see “Option agreements and similar arrangements”) and obligations to pay dividends to non-controlling shareholders (see “Dividends from associates and to non-controlling shareholders”). The table excludes current and deferred tax liabilities and obligations under post employment benefit schemes, details of which are provided in notes 6 and 23 to the consolidated financial statements respectively. The table also excludes the contractual obligations of associates.
[2]	See note 22 to the consolidated financial statements.
[3]	See note 28 to the consolidated financial statements.
[4]	Primarily related to network infrastructure.

Equity dividends

The table below sets out the amounts of interim, final and total cash dividends paid or, in the case of the final dividend for the 2012 financial year, proposed, in respect of each financial year.

Pence per ordinary share
Year ended 31 March	Interim		Final		Total
2008	2.49		5.02		7.51
2009	2.57		5.20		7.77
2010	2.66		5.65		8.31
2011	2.85		6.05		8.90
2012	7.05	[1]	6.47	[2]	13.52

Notes:

1	Includes the 4.0 pence special dividend paid in February 2012.
2	The final dividend for the year ended 31 March 2012 was proposed on 22 May 2012 and is payable on 1 August 2012 to holders on record as of 8 June 2012. For American depositary share (‘ADS’) holders the dividend will be payable in US dollars under the terms of the ADS depositary agreement. Dividend payments on ordinary shares will be paid by direct credit into a nominated bank or building society account or, alternatively, into the Company’s dividend reinvestment plan.

Vodafone Group Plc	55
Annual Report 2012

We provide returns to shareholders through dividends and have historically paid dividends semi-annually, with a regular interim dividend in respect of the first six months of the financial year payable in February and a final dividend payable in August. The directors expect that we will continue to pay dividends semi-annually.

In November 2011 the directors announced an interim dividend of 3.05 pence per share representing a 7.0% increase over last year’s interim dividend. In addition a special, second interim, dividend of 4.0 pence per share was paid in February 2012 following the receipt of a US$4.5 billion (£2.9 billion) income dividend from Verizon Wireless. The directors are proposing a final dividend of 6.47 pence per share. Total dividends, excluding special dividends, for the year increased by 7.0% to 9.52 pence per share.

In May 2010 the directors issued a dividend per share growth target, excluding special dividends, of at least 7% per annum for each of the financial years in the period ending 31 March 2013, assuming no material adverse foreign exchange rate movements. We expect that total ordinary dividends per share will therefore be no less than 10.18 pence for the 2013 financial year. See page 50 for the assumptions underlying this expectation.

Liquidity and capital resources

The major sources of Group liquidity for the 2012 and 2011 financial years were cash generated from operations, dividends from associates, disposal of investments and borrowings through short-term and long-term issuances in the capital markets. We do not use non-consolidated special purpose entities as a source of liquidity or for other financing purposes.

Our key sources of liquidity for the foreseeable future are likely to be cash generated from operations and borrowings through long-term and short-term issuances in the capital markets as well as committed bank facilities.

Our liquidity and working capital may be affected by a material decrease in cash flow due to factors such as reduced operating cash flow resulting from further possible business disposals, increased competition, litigation, timing of tax payments and the resolution of outstanding tax issues, regulatory rulings, delays in the development of new services and networks, licence and spectrum payments, inability to receive expected revenue from the introduction of new services, reduced dividends from associates and investments or increased dividend payments to non-controlling shareholders. Please see the section titled “Principal risk factors and uncertainties” on pages 51 to 53.

We are also party to a number of agreements that may result in a cash outflow in future periods. These agreements are discussed further in “Option agreements and similar arrangements” at the end of this section.

Wherever possible, surplus funds in the Group (except in Albania, Egypt, India, Qatar and Vodacom) are transferred to the centralised treasury department through repayment of borrowings, deposits, investments, share purchases and dividends. These are then loaned internally or contributed as equity to fund our operations, used to retire external debt, invested externally or used to fund shareholder returns.

Cash flows

Cash generated by operations decreased by 3.7% to £14.8 billion primarily driven by working capital movements and lower adjusted adjusted EBITDA.

Free cash flow decreased by 13.4% to £6.1 billion primarily due to increased cash capital expenditure, working capital movements and lower dividends from associates1, offset by lower payments for taxation.

Cash capital expenditure increased by £0.8 billion, driven by a reduction in working capital creditors and increased investment, particularly in Vodacom and Germany.

Payments for taxation decreased by 24.2% to £2.0 billion primarily due to accelerated tax depreciation in the United States and the timing of tax payments in Italy.

Dividends received from associates and investments1 decreased by £0.3 billion due to the loss of dividends resulting from the disposal of the Group’s interest in SFR and China Mobile Limited. Net interest payments were stable at £1.3 billion.

	2012 £m	2011 £m	%
Adjusted EBITDA	14,475	14,670	(1.3)
Working capital	206	566
Other	143	156
Cash generated by operations	14,824	15,392	(3.7)
Cash capital expenditure[2]	(6,423)	(5,658)
Capital expenditure	(6,365)	(6,219)
Working capital movement in respect of capital expenditure	(58)	561
Disposal of property, plant and equipment	117	51
Operating free cash flow	8,518	9,785	(12.9)
Taxation	(1,969)	(2,597)
Dividends received from associates and investments[1]	1,171	1,509
Dividends paid to non-controlling shareholders in subsidiaries	(304)	(320)
Interest received and paid	(1,311)	(1,328)
Free cash flow	6,105	7,049	(13.4)
Tax settlement[3]	(100)	(800)
Licence and spectrum payments	(1,429)	(2,982)
Acquisitions and disposals[4]	4,872	(183)
Equity dividends paid	(6,643)	(4,468)
Purchase of treasury shares	(3,583)	(2,087)
Foreign exchange	1,283	709
Income dividend from Verizon Wireless	2,855	–
Disposal of the Group’s 3.2% interest in
China Mobile Limited	–	4,269
Disposal of the Group’s SoftBank
Mobile Corp. Limited interests	–	1,409
Other[5]	2,073	542
Net debt decrease	5,433	3,458
Opening net debt	(29,858)	(33,316)
Closing net debt	(24,425)	(29,858)	(18.2)

Notes:

[1]	Dividends received from associates and investments for the year ended 31 March 2012 includes £965 million (2011: £1.024 million) tax distribution from our 45% interest in Verizon Wireless and a final dividend of £178 million (2011: £383 million) from SFR prior to the completion of the disposal of our 44% interest. It does not include the £2,855 million income dividend from Verizon Wireless received in January 2012.
[2]	Cash capital expenditure comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments, during the year.
[3]	Related to a tax settlement in the year ended 31 March 2011.
[4]	Acquisitions and disposals for the year ended 31 March 2012 primarily includes £6,805 million proceeds from the sale of the Group’s 44% interest in SFR, £784 million proceeds from the sale of the Group’s 24.4% interest in Polkomtel and £2,592 million payment in relation to the purchase of non-controlling interests in Vodafone India Limited.
[5]	Other for the year ended 31 March 2012 primarily includes £2,301 million movement in the written put options in relation to India and the return of a court deposit made in respect of the India tax case (£310 million). Other for the year ended 31 March 2011 primarily includes £356 million in relation to a court deposit made in respect of the India tax case.

Vodafone Group Plc	56
Annual Report 2012

Financial position and resources (continued)

Dividends from associates and to non-controlling shareholders

Dividends from our associates are generally paid at the discretion of the board of directors or shareholders of the individual operating and holding companies and we have no rights to receive dividends except where specified within certain of the Group’s shareholders’ agreements. Similarly, we do not have existing obligations under shareholders’ agreements to pay dividends to non-controlling interest partners of our subsidiaries or joint ventures, except as specified below.

During the year we received distributions totalling £3.8 billion from Verizon Wireless, which included a one-off US$4.5 billion (£2.9 billion) income dividend received in January 2012 and a tax distribution amount of £965 million (2011: £1,024 million) which is included in dividends received from associates and investments as shown on page 55. Until April 2005 Verizon Wireless’ distributions were determined by the terms of the partnership agreement distribution policy and comprised income distributions and tax distributions. Since April 2005 only tax distributions have been issued, with the exception of the one-off income dividend received in January 2012. Following the announcement of Verizon Wireless’ acquisition of Alltel, certain additional tax distributions were agreed in addition to the tax distributions required by the partnership agreement. Current projections forecast that tax distributions will cover the United States tax liabilities arising from our partnership interest in Verizon Wireless.

Under the terms of the partnership agreement the Verizon Wireless board has no obligation to effect additional distributions above the level of the tax distributions. However, the Verizon Wireless board has agreed that it will review distributions from Verizon Wireless on a regular basis. When considering whether distributions will be made each year, the Verizon Wireless board will take into account its debt position, the relationship between debt levels and maturities, and overall market conditions in the context of the five year business plan.

In June 2011 we sold our entire 44% interest in SFR and received a final dividend from SFR of €200 million (£178 million) (2011: dividend received of £373 million). Future cash flows will be reduced by the loss of dividends from SFR.

Verizon Communications Inc. has an indirect 23.1% shareholding in Vodafone Italy and under the shareholders’ agreement the shareholders have agreed to take steps to cause Vodafone Italy to pay dividends at least annually, provided that such dividends will not impair the financial condition or prospects of Vodafone Italy including, without limitation, its credit standing. During the 2012 financial year Vodafone Italy paid dividends net of withholding tax totalling €289 million (2011: €325 million) to Verizon Communications Inc.

Acquisitions and disposals

We received a net £4,872 million (2011: invested £183 million), net of cash and cash equivalents disposed and acquired, from acquisition and disposal activities during the year.

On 16 June 2011 we sold our entire 44% interest in SFR to Vivendi for a cash consideration of €7.75 billion (£6.8 billion) before tax and transaction costs and received a final dividend from SFR of €200 million (£178 million). Vodafone and SFR also entered into a partner market agreement which will maintain their commercial cooperation.

On 1 July 2011 we acquired an additional 22% stake in Vodafone India Limited (‘VIL’) from the Essar Group for a cash consideration of US$4.2 billion (£2.6 billion) including withholding tax.

On 9 November 2011 we sold our entire 24.4% interest in Polkomtel in Poland for cash consideration of approximately €918 million (£784 million) before tax and transaction costs.

On 23 April 2012 we announced a recommended cash offer to acquire the entire issued ordinary share capital of Cable & Wireless Worldwide plc, at a value of approximately £1,045 million. For further details refer to note 33 to the consolidated financial statements.

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

Following the disposal of our 3.2% interest in China Mobile Limited on 10 September 2010, we initiated a £2.8 billion share buyback programme under the authority granted by our shareholders at the 2010 AGM which was completed in June 2011. Under this programme the Group purchased a total of 1,631,662,645 shares at an average price per share, including transaction costs, of 171.60 pence.

Following the disposal of our entire 44% interest in SFR to Vivendi on 16 June 2011, we initiated a £4.0 billion share buyback programme. The Group placed irrevocable purchase instructions with a number of banks to enable the banks to buy back shares on our behalf when we may otherwise have been prohibited from buying in the market. Details of the shares purchased to date, including those purchased under irrevocable instructions, are shown below:

Date of share purchase	Number of shares purchased[1] ‘000		Average price paid per share inclusive of transaction costs Pence	Total number of shares purchased under share repurchase programme[2] ‘000	Maximum value of shares that may yet be purchased under the programme[3] £m
June 2011	95,908		164.15	95,908	3,843
July 2011	178,643		163.77	274,551	3,550
August 2011	196,798		165.14	471,349	3,225
September 2011	199,672		162.77	671,021	2,900
October 2011	173,100		172.69	844,121	2,601
November 2011	201,279		174.42	1,045,400	2,250
December 2011	125,000		175.60	1,170,400	2,030
January 2012	158,400		177.22	1,328,800	1,750
February 2012	181,200		174.42	1,510,000	1,434
March 2012	197,700		171.37	1,707,700	1,095
April 2012	149,800		172.63	1,857,500	836
May 2012	117,000		170.86	1,974,500	636
Total	1,974,500	[4]	170.35	1,974,500	636

Notes:

[1]	The nominal value of shares purchased is 11 3/7 US cents each.
[2]	No shares were purchased outside the publicly announced share buyback programme.
[3]	In accordance with shareholder authority granted at the 2011 AGM.
[4]	The total number of shares purchased represents 4.0% of our issued share capital at 21 May 2012.

The aggregate amount of consideration paid by the Company for the shares at 21 May 2012 was £3,364 million.

Vodafone Group Plc	57
Annual Report 2012

Shares purchased are held in treasury in accordance with sections 724 to 732 of the Companies Act 2006 and are cancelled in accordance with the Association of British Insurers guidelines. The movement in treasury shares during the year is shown below:

	Number Million	£m
1 April 2011	5,234	8,171
Reissue of shares	(166)	(277)
Purchase of shares	2,101	4,671
Cancelled shares	(3,000)	(4,724)
31 March 2012	4,169	7,841

Funding

We have maintained a robust liquidity position throughout the year thereby enabling us to service shareholder returns, debt and expansion through capital investment. This position has been achieved through continued delivery of strong operating cash flows, cash receipts from investment disposals, issuances of short-term and long-term debt, and non-recourse borrowing assumed in respect of the emerging market businesses. It has not been necessary for us to draw down on our syndicated committed bank facilities during the year.

Net debt

Our consolidated net debt position at 31 March was as follows:

	2012 £m	2011 £m
Cash and cash equivalents	7,138	6,252

Short-term borrowings:
Bonds	(1,289)	(2,470)
Commercial paper[1]	(2,272)	(1,660)
Put options over non-controlling interests	–	(3,113)
Bank loans	(1,635)	(2,070)
Other short-term borrowings[2]	(1,062)	(593)
	(6,258)	(9,906)
Long-term borrowings:
Put options over non-controlling interests	(840)	(78)
Bonds, loans and other long-term borrowings	(27,522)	(28,297)
	(28,362)	(28,375)
Other financial instruments[3]	3,057	2,171
Net debt	(24,425)	(29,858)

Notes:

[1]	At 31 March 2012 US$1,689 million was drawn under the US commercial paper programme, and €1,226 million and US$309 million were drawn under the euro commercial paper programme.
[2]	At 31 March 2012 the amount includes £980 million (2011:£531 million) in relation to cash received under collateral support agreements.
[3]	Comprises i) mark-to-market adjustments on derivative financial instruments which are included as a component of trade and other receivables (2012: £2,959 million; 2011: £2,045 million) and trade and other payables (2012: £889 million; 2011: £548 million) and ii) short-term investments primarily in index linked government bonds included as a component of other investments (2012: £987 million; 2011: £674 million).

At 31 March 2012 we had £7,138 million of cash and cash equivalents which are held in accordance with our treasury policy.

We hold cash and liquid investments in accordance with the counterparty and settlement risk limits of the Board approved treasury policy. The main forms of liquid investment at 31 March 2012 were money market funds, UK index linked government bonds and bank deposits.

Net debt decreased by £5.4 billion to £24.4 billion primarily due to cash generated by operations, the proceeds from the sale of the Group’s 44% interest in SFR and 24.4% interest in Polkomtel, and the £2.9 billion income dividend from Verizon Wireless, partially offset by share buybacks and dividend payments to equity holders.

Net debt represented 28.6% of our market capitalisation at 31 March 2012 compared to 32.8% at 31 March 2011. Average net debt at month end accounting dates over the 12 month period ended 31 March 2012 was £25.6 billion and ranged between £22.3 billion and £29.6 billion during the year.

The cash received from collateral support agreements mainly reflects the value of our interest rate swap portfolio which is substantially net present value positive. See note 21 to the consolidated financial statements for further details on these agreements.

Commercial paper programmes

We currently have US and euro commercial paper programmes of US$15 billion and £5 billion respectively which are available to be used to meet short-term liquidity requirements. At 31 March 2012 amounts external to the Group of €1,226 million (£1,022 million) and US$309 million (£193 million) were drawn under the euro commercial paper programme and US$1,689 million (£1,056 million) was drawn down under the US commercial paper programme, with such funds being provided by counterparties external to the Group. At 31 March 2011 €1,490 million (£1,317 million) was drawn under the euro commercial paper programme and US$551 million (£343 million) was drawn under the US commercial paper programme. The commercial paper facilities were supported by US$4.2 billion (£2.7 billion) and €4.2 billion (£3.5 billion) of syndicated committed bank facilities (see “Committed facilities”). No amounts had been drawn under either bank facility.

Bonds

We have a €30 billion euro medium-term note programme and a US shelf programme which are used to meet medium- to long-term funding requirements. At 31 March 2012 the total amounts in issue under these programmes split by currency were US$13.3 billion, £2.5 billion, €8.9 billion and £0.2 billion sterling equivalent of other currencies.

In the year ended 31 March 2012 bonds with a nominal value equivalent of £0.7 billion at the relevant 31 March 2012 foreign exchange rates were issued under the US shelf and the euro medium-term note programme. The bonds issued during the year were:

Date of bond issue	Maturity of bond	Nominal amount Million	Sterling equivalent Million
22 August 2011	22 August 2012	US$100	65
20 March 2012	20 March 2017	US$1,000	625

On 11 July 2011 we also raised US$850 million (£543 million) through a US private placement with a maturity of 11 July 2016.

At 31 March 2012 we had bonds outstanding with a nominal value of £18,333 million (2011: £20,987 million).

Vodafone Group Plc	58
Annual Report 2012

Financial position and resources (continued)

Committed facilities

The following table summarises the committed bank facilities available to us at 31 March 2012.

Committed bank facilities	Amounts drawn
1 July 2010
€4.2 billion syndicated revolving credit facility, maturing 1 July 2015	No drawings have been made against this facility. The facility supports our commercial paper programmes and may be used for general corporate purposes including acquisitions.
9 March 2011
US$4.2 billion syndicated revolving credit facility, maturing 9 March 2016, US$4.1 billion of this facility has been extended by one year, maturing 9 March 2017	No drawings have been made against this facility. The facility supports our commercial paper programmes and may be used for general corporate purposes including acquisitions.
16 November 2006
€0.4 billion loan facility, maturing 14 February 2014	This facility was drawn down in full on 14 February 2007.
28 July 2008
€0.4 billion loan facility, maturing 12 August 2015	This facility was drawn down in full on 12 August 2008.
15 September 2009
€0.4 billion loan facility, maturing 30 July 2017	This facility was drawn down in full on 30 July 2010.
29 September 2009
US$0.7 billion export credit agency loan facility, final maturity date 19 September 2018	This facility is fully drawn down and is amortising.
8 December 2011
€0.4 billion loan facility, maturing on the seven year anniversary of the first drawing	This facility is undrawn and has an availability period of 18 months. The facility is available for financing a project to increase the service availability of the UMTS (3G) mobile network in Italy.
20 December 2011
€0.3 billion loan facility, maturing on the seven year anniversary of the first drawing	This facility is undrawn and has an availability period of nine months. The facility is available for financing a project to upgrade and expand the mobile telecommunications networks in Turkey and Romania.

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

The loan facility agreed on 15 September 2009 provides €0.4 billion of seven year term finance for the Group’s virtual digital subscriber line (‘VDSL’) project in Germany. The terms and conditions are similar to those of the €4.2 billion and US$4.2 billion syndicated committed bank facilities with the addition that should the Group’s German operating company spend less than the equivalent of €0.8 billion on VDSL related capital expenditure, we will be required to repay the drawn amount of the facility that exceeds 50% of the VDSL capital expenditure.

The Group entered into an export credit agency loan agreement on 29 September 2009 for US$0.7 billion. The terms and conditions of the facility are similar to those of the €4.2 billion and US$4.2 billion syndicated committed bank facilities with the addition that the Company was permitted to draw down under the facility based on the eligible spend with Ericsson up until the final drawdown date of 30 June 2011. Quarterly repayments of the drawn balance commenced on 30 June 2010 with a final maturity date of 19 September 2018.

The terms and conditions of the €0.4 billion loan facility agreed on 8 December 2011 are similar to those of the €4.2 billion and US$4.2 billion syndicated committed bank facilities with the addition that, should our Italian operating company spend less than the equivalent of €1.3 billion on capital expenditure, we will be required to repay the drawn amount of the facility that exceeds 50% of the capital expenditure.

The terms and conditions of the €0.3 billion loan facility agreed on 20 December 2011 are similar to those of the €4.2 billion and US$4.2 billion syndicated committed bank facilities with the addition that, should our Turkish and Romanian operating companies spend less than the equivalent of €1.3 billion on capital expenditure, we will be required to repay the drawn amount of the facility that exceeds 50% of the capital expenditure.

Furthermore, certain of our subsidiaries are funded by external facilities which are non-recourse to any member of the Group other than the borrower due to the level of country risk involved. These facilities may only be used to fund their operations. At 31 March 2012 Vodafone India had facilities of INR 396 billion (£4.9 billion) of which INR 340 billion (£4.2 billion) is drawn. Vodafone Egypt has partly drawn EGP 1.2 billion (£126 million) from a syndicated bank facility of EGP 4.0 billion (£414 million) that matures in March 2014. Vodacom had fully drawn facilities of ZAR 11.2 billion (£912 million), US$94 million (£59 million) and TZS 115 billion (£45 million). Vodafone Americas has a US$1.4 billion (£875 million) US private placement with a maturity of 17 August 2015 as well as a US$850 million (£532 million) US private placement with a maturity of 11 July 2016. Ghana had a facility of US$240 million (£150 million) of which US$203 million (£127 million) was drawn with a final maturity of 15 March 2018.

In aggregate we have committed facilities of approximately £17,304 million, of which £7,865 million was undrawn and £9,439 million was drawn at 31 March 2012.

We believe that we have sufficient funding for our expected working capital requirements for at least the next 12 months. Further details regarding the maturity, currency and interest rates of the Group’s gross borrowings at 31 March 2012 are included in note 22 to the consolidated financial statements.

Vodafone Group Plc	59
Annual Report 2012

Financial assets and liabilities

Analysis of financial assets and liabilities including the maturity profile of debt, currency and interest rate structure are included in notes 18 and 22 to the consolidated financial statements. Details of our treasury management and policies are included within note 21 to the consolidated financial statements.

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

In respect of our interest in Vodafone India Limited (‘VIL’), Piramal Healthcare (‘Piramal’) acquired approximately 11% shareholding in VIL from Essar during the 2012 financial year. The agreements contemplate various exit mechanisms for Piramal including participating in an initial public offering by VIL or, if such initial public offering has not completed by 18 August 2013 or 8 February 2014 respectively or Piramal chooses not to participate in such initial public offering, Piramal selling its shareholding to the Vodafone Group in two tranches of 5.485% for an aggregate price of between approximately INR 70 billion (£0.8 billion) and INR 83 billion (£1.0 billion).

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

Vodafone Group Plc	60
Annual Report 2012

Board of directors and Group management

Directors and senior management

Our business is managed by our Board of directors (‘the Board’). Biographical details of the directors and senior management as at 22 May 2012 are as follows (with further information available at www.vodafone.com/investor):

Chairman		Chief Executive
Gerard Kleisterlee		Vittorio Colao
Age: 65	Time on Board: 1 year 2 months	Age: 50	Time on Board: 5 years 7 months
Skills and experience:	Additional appointments:	Skills and experience:	Additional appointments:

Gerard has a proven track record as an international business leader with deep knowledge of the consumer electronics, healthcare and lifestyle sectors; a wealth of experience of operating in developed and emerging markets; and technology industry familiarity.

Career history:

President/Chief Executive Officer and Chairman of the Board of Management of Koninklijke Philips Electronics N.V. from 2001 to 2011 following a career with Philips spanning over 30 years.

Member of Daimler AG Supervisory Board; non-executive director and member of the Audit Committee of Royal Dutch Shell; Board of Directors of Dell. Committees: Nominations and Governance (Chairman)

With demonstrated international business leadership skills, Vittorio has deep telecoms experience having worked in the sector for 20 years.

Career history:

McKinsey & Company (1986 – 1996); Omnitel Pronto Italia S.p.A. (which became Vodafone Italy) (1996 – 2004); Regional Chief Executive Officer, Southern Europe for Vodafone Group Plc (role later expanded to include Middle East and Africa regions); Chief Executive RCS MediaGroup (2004 – 2006).

Member of the International Advisory Board of Bocconi University, Italy; member of the Advisory Board of McKinsey & Company; member of the Advisory Council of Oxford Martin School.

Chief Financial Officer		Chief Executive Officer, Europe region
Andy Halford		Michel Combes
Age: 53	Time on Board: 6 years 10 months	Age: 50	Time on Board: 2 years 11 months

Skills and experience:

A leading member of the finance profession, Andy has extensive experience as a finance director of UK, US and multinational companies.

Career history:

Group Finance Director at East Midlands Electricity Plc (1993 – 1998); Financial Director, Vodafone Limited (the UK operating company) (1999 – 2001); Financial Director for Vodafone’s Northern Europe, Middle East and Africa region (2001 – 2002); Chief Financial Officer of the Verizon Wireless partnership (2002 – 2005); Fellow of the Institute of Chartered Accountants in England and Wales.

Additional appointments: Member of the Board of Representatives of the Verizon Wireless partnership in the US; Chairman of the Hundred Group of Finance Directors in the UK.

Skills and experience:

Michel is well-regarded for his breadth of experience across both fixed line and mobile operations, with over 25 years experience in the field of telecommunications.

Career history:

France Telecom, External Networks Division, later Industrial and International Affairs Division; technical advisor to the French Minister of Transport; Chairman and Chief Executive Officer of GlobeCast; Executive Vice President of Nouvelles Frontieres Group; Chief Executive Officer of Assystem-Brime; Senior Vice President of Group Finance and Chief Financial Officer, France Telecom; Senior Executive Vice President, in charge of NExT Finance Balance & Value Creation;

member of the France Telecom Group Strategic Committee; Chairman and Chief Executive Officer of TDF Group.

Additional appointments:

Chairman of the Supervisory Board of Assystem SA in France; non-executive director on the boards of ISS Equity A/S, ISS Holding A/S and ISS A/S.

Michel will retire from the Board at the conclusion of the Company’s AGM on 24 July 2012.

Chief Technology Officer		Deputy Chairman and Senior Independent Director
Stephen Pusey		Sir John Buchanan
Age: 50	Time on Board: 2 years 11 months	Age: 68	Time on Board: 9 years 1 month
Skills and experience: Stephen has a wealth of international experience across both the wireline and wireless industries and in business applications and solutions.	Career history: Executive Vice President and President, Nortel Networks Corporation’s EMEA region; British Telecom.

Skills and experience:

Sir John has many years of experience and a track record of success gained during a wide-ranging career at BP p.l.c. spanning over 30 years. His financial and management skills in multinational business provide further strength to the Board.

Career history:

Board of Directors and Chief Executive Officer of BP p.l.c. (1996 – 2002); member of the United Kingdom Accounting Standards Board; non-executive director of The Boots Company Plc (1997 – 2003); non-executive director of AstraZeneca PLC (2002 – 2010).

Additional appointments:

Chairman of Smith & Nephew plc; Senior Independent Director of BHP Billiton Plc; Chairman of ARM Holdings plc; Chairman of the International Chamber of Commerce (UK); Chairman of the Trustees for UK Christchurch Earthquake Appeal.

Committees:

Nominations and Governance Audit and Risk

Sir John will retire from the Board at the conclusion of the Company’s AGM on 24 July 2012.

Vodafone Group Plc	61
Annual Report 2012

Non-executive director		Non-executive director
Renee James		Alan Jebson
Age: 47	Time on Board: 1 year 5 months	Age: 62	Time on Board: 5 years 6 months
Skills and experience:	Additional appointments:	Skills and experience:	Additional appointments:

Renee has deep knowledge of the high-tech sector and wide ranging experience of international management.

Career history:

Joined Intel Corporation in 1988 with the acquisition of Bell Technologies; currently senior vice president and general manager of Intel Corporation’s Software and Services Group; previous roles within Intel: vice president for Developer Programs, Chief Operating Officer of Intel Online Services – Intel’s datacenter business.

Senior vice president and general manager of the Software and Services Group for Intel Corporation; Chairman of the software subsidiaries of Intel Corporation, Havok Inc., Wind River Systems Inc. and McAfee, Inc.; independent director on the Board of Directors of VMware Inc and a member of its Audit Committee.

Renee will join the Remuneration Committee on conclusion of the AGM on 24 July 2012.

Alan’s experience as a senior leader in an international business, his knowledge of international information technology systems and his financial services background are great assets to the Board.

Career history:

HSBC Holdings plc: Head of IT Audit (1978 – 1984); Senior Manager Planning and Operations, Saudi British Bank (1984 – 1987); HSBC Holdings plc: Group Chief Operating Officer, Group Chief Information Officer; non-executive director of MacDonaId, Dettwiler and Associates (Canada).

Non-executive director of Experian plc. Committees: Audit and Risk

Non-executive director		Non-executive director
Samuel Jonah		Nick Land
Age: 62	Time on Board: 2 years 2 months	Age: 64	Time on Board: 5 years 6 months

Skills and experience:

Sam brings widespread experience of business in Africa, particularly South Africa and Ghana where we have interests.

Career history:

Chief Executive Officer of Ashanti Goldfields Co Ltd (1986 – 2002); Executive President of AngloGold Ashanti Ltd (2002 – 2005); director of Lonmin Plc. (1992 – 2004); member of the Advisory Council of the President of the African Development Bank; advisor to the former Presidents of Ghana, South Africa, Nigeria and Namibia. Currently advises the Presidents of Togo and Nigeria. Honorary Knighthood awarded in 2003; awarded Ghana’s highest national award, the Companion of the Order of the Star, in 2006. Recipient of Lifetime Award in June 2010 by the Commonwealth Business Council and African Business Magazine.

Additional appointments:

Executive Chairman of Jonah Capital (Pty) Limited; serves on the boards of various public and private companies including The Standard Bank of South Africa Limited.

Committees:

Remuneration

Skills and experience:

Nick’s financial expertise and experience of dealing with major corporations in many parts of the world is invaluable to the Board.

Career history:

Chairman of Ernst & Young and Managing Partner of the North European, Middle East, India and Africa region. Retired from Ernst & Young in 2006 after a career spanning 36 years.

Additional appointments:

Non-executive director of Alliance Boots GmbH, BBA Aviation plc, Ashmore Group plc and the Financial Reporting Council; advisor to the Board of SNR Denton UK LLP; member of the Advisory Board of Alsbridge plc;

Chairman of the Board of Trustees of Farnham Castle; member of the Finance and Audit Committees of The National Gallery; Chairman of the Board of Trustees of the Vodafone Foundation.

Committees:

Audit and Risk (Chairman)

Non-executive director		Non-executive director
Anne Lauvergeon		Luc Vandevelde
Age: 52	Time on Board: 6 years 7 months	Age: 61	Time on Board: 8 years 9 months

Skills and experience:

Anne’s wealth of international business knowledge gained while Chief Executive of an international energy company means she brings valuable insights to the Board.

Career history:

Chief Executive Officer of AREVA group; Adviser for Economic International Affairs at the French Presidency and Deputy Chief of its Staff; Partner of Lazard Frères & Cie; Senior Executive Vice President of Alcatel.

Additional appointments: Non-executive director of Total S.A. and GDF SUEZ; member of the Advisory Board of the Global Business Coalition on HIV/AIDS. Committees: Audit and Risk

Skills and experience:

Luc has many years of experience and a track record of success in retailing and consumer goods. He has a deserved reputation as an international businessman of considerable standing. His financial, management and marketing skills in international business are of great value to the Board.

Career history:

Kraft General Foods (1971 – 1995); Chief Executive Officer of Promodés/ Carrefour (1995 –2000); Chairman of Marks and Spencer Group plc (2000 – 2004); Chairman of the Supervisory Board of Carrefour S.A. (2005 – 2007).

Additional appointments:

Director of Societe Generale; Founder and Managing Director of Change Capital Partners LLP.

Committees:

Nominations and Governance Remuneration (Chairman)

Luc will become Senior Independent Director on conclusion of the AGM on 24 July 2012.

Vodafone Group Plc	62
Annual Report 2012

Board of directors and Group management (continued)

Non-executive director Anthony Watson CBE		Non-executive director Philip Yea
Age: 67	Time on Board: 6 years 1 month	Age: 57	Time on Board: 6 years 9 months

Skills and experience:

Tony’s depth of experience in the City and in investment and asset management are invaluable to the Board.

Career history:

Hermes Pensions Management Ltd: Chief Investment Officer, later Chief Executive. Managing Director of AMP Asset Management plc; Chief International Investment Officer, Citicorp Investment Management; Chairman of the Strategic Investment Board in Northern Ireland; member of the Advisory Board of Norges Bank Investment Management; Chairman of Marks & Spencer Pension Trust and the Asian Infrastructure Fund; member of the Financial Reporting Council. In January 2009, Tony was awarded a CBE for his services to the economic redevelopment of Northern Ireland.

Additional appointments:

Senior Independent Director of Hammerson plc and Witan Investment Trust; non-executive director of Lloyds Banking Group plc; member of the Board of the Shareholder Executive.

Committees:

Nominations and Governance Remuneration

Tony will step down from the Remuneration Committee and join the Audit and Risk Committee on conclusion of the AGM on 24 July 2012.

Skills and experience:

Philip brings to the Board his considerable experience as a leader of public and private businesses (as Chief Financial Officer, Chief Executive Officer and as Chairman) and, as a private equity investor, deploying his financial and strategic skills. He also has experience of business and financial turnarounds.

Career history:

Finance Director of Guinness PLC, becoming Finance Director of Diageo plc upon the merger of Guinness and Grand Metropolitan Public Limited Company in 1997 (1993 – 1999); Managing Director at Investcorp (1999 – 2004); Chief Executive at 3i Group plc (2005 – 2009); non-executive directorships of HBOS plc and Manchester United plc.

Additional appointments:

Advisor to HRH The Duke of York; member of the Advisory Board to PricewaterhouseCoopers in the UK; member of the Advisory Board of Bridges Ventures LLP; Chairman of the Trustees of the British Heart Foundation; independent director and trustee on the Board of The Francis Crick Institute; Chairman of The Rose Partnership, Executive Search.

Committees:

Remuneration

Philip will join the Nominations and Governance Committee on conclusion of the AGM on 24 July 2012.

Executive Committee

Chaired by Vittorio Colao, this committee focuses on our strategy, financial structure and planning, financial and competitive performance, succession planning, organisational development and Group-wide policies. The Executive Committee membership comprises the executive directors, details of whom are shown on page 60, and the senior managers who are listed below.

Senior management

Members of the Executive Committee who are not also executive directors are regarded as senior managers of the Company.

Group Strategy and Business Development Director

Warren Finegold

Age: 55

Time on Executive Committee: 6 years 2 months

Career history:

Executive in the Corporate Finance department of Hill Samuel & Co. Limited (1981 – 1985); Executive Director Goldman Sachs International (1985 – 1995) holding positions in New York and London; Managing Director of UBS Investment Bank and most recently head of its Technology team in Europe (1995 – 2006).

Group External Affairs Director

Matthew Kirk

Age: 51

Years on Executive Committee: 3 years 3 months

Career history:

Group Director of External Relationships, Vodafone Group Plc; member of the British Diplomatic Service for more than 20 years; British Ambassador to Finland (2002 – 2006).

Group Chief Commercial Officer

Morten Lundal

Age: 47

Time on Executive Committee: 3 years 7 months

Career history:

Chief Executive Officer at Vodafone for the Africa and Central Europe region; various senior positions with Nordic mobile operator, Telenor (1997 – 2004), including Chief Executive Officer for the Internet Division and Telenor Business Solutions, as well as the position of Executive Vice President for Corporate Strategy; Chief Executive Officer of Telenor’s Malaysian subsidiary, DiGi Telecommunication (2004 – 2008).

Group General Counsel and Company Secretary

Rosemary Martin

Age: 52

Time on Executive Committee: 2 years 3 months

Career history:

Chief Executive Officer of the Practical Law Group (2008); Reuters Group Plc in various company secretarial and legal roles, with the last five years as Group General Counsel and Company Secretary (1997 – 2008); partner with Mayer, Brown, Rowe & Maw (1990 – 1997).

Chief Executive Officer: Africa, Middle East and Asia Pacific region

Nick Read

Age: 47

Time on Executive Committee: 3 years 7 months

Career history:

Various senior roles in Vodafone Limited (the UK operating company), including Chief Financial Officer, Chief Commercial Officer and Chief Executive Officer (2002 – 2008); senior global finance positions with United Business Media plc (1998 – 2002) and Federal Express Worldwide Inc. (1995 – 1998).

Group Human Resources Director

Ronald Schellekens

Age: 48

Time on Executive Committee: 3 years 5 months

Career history:

Executive Vice President Human Resources for Royal Dutch Shell Plc’s global downstream business (2003 – 2008), various international senior human resources roles at PepsiCo (1994 – 2003); human resources roles at AT&T Network Systems in the Netherlands and Poland.

	Vodafone Group Plc	63
Annual Report 2012
Corporate governance

Chairman’s overview “Strong governance ensures Vodafone conducts its business responsibly, safeguarding our assets while promoting business growth.”

Dear Shareholder

Sound corporate governance is critical to our business integrity and to maintaining investors’ trust in us. Responsibility for good governance lies with your Board and the directors and I spend quality time at Board and committee meetings and in our discussions with executives to ensure there is a strong and effective governance system in place throughout the Group.

In this section we describe the way corporate governance works in Vodafone. It is embedded both in the way we organise our business, with local boards and audit committees having responsibility for our operations in local markets, overseen by regional governance teams for Europe and for the Africa, Middle East and Asia Pacific region, as well as in the way we expect our people to behave, with every employee required to comply with our Code of Conduct and encouraged to work in the Vodafone Way (see page 34 for more information).

We strive to continuously improve the effectiveness of our Board, our Board committees and our Executive Committee and we undertake annual reviews to assess our performance. The review for the 2012 financial year is described on page 67.

The Nominations and Governance Committee monitors developments in corporate governance to ensure we remain aligned with best practice. In view of the increased focus on diversity in the boardroom, I would like to take this opportunity to set out our approach to this topic. Joining me on your Board are four executive directors and nine non-executive directors representing seven different nationalities reflecting the international nature of our business. Your Board acknowledges the importance of diversity, including gender, to the effective functioning of the Board and commits to supporting diversity in the boardroom. It is our aspiration to have a minimum of 25% female representation on your Board by 2015. We also value diversity of business skills and experience because directors with diverse skills sets, capabilities and experience gained from different geographic and cultural backgrounds enhance your Board by bringing a wide range of perspectives to the business. More information can be found about our boardroom diversity policy under the report of the Nominations and Governance Committee on page 68.

Looking ahead, we will strive to maintain our high standard of corporate governance as it is central to our continuing success. We will continue to balance the use of our time in Board meetings between discussion of strategy, review of financial and operational performance, oversight of risk management and internal controls, ensuring the safeguarding our assets, and keeping Board and executive succession plans refreshed.

Gerard Kleisterlee

Chairman

22 May 2012

Compliance with the UK Corporate Governance Code

Throughout the year ended 31 March 2012 and to the date of this document, we complied with the provisions and applied the Main Principles of the UK Corporate Governance Code (the ‘Code’). The Code can be found on the FRC website (www.frc.org.uk). We describe how we have applied those Principles in this annual report, notably, in the following section together with the “Directors’ remuneration” section on pages 74 to 87. The Financial Reporting Council has announced that a revised version of the Code incorporating changes regarding boardroom diversity will be published in 2012, to take effect for financial years beginning on or after 1 October 2012. We are voluntarily reporting on these changes in this annual report (see “Performance evaluation” on page 67 and “Nominations and Governance Committee” on page 68).

Corporate governance statement

We comply with the corporate governance statement requirements pursuant to the FSA’s Disclosure and Transparency Rules by virtue of the information included in this “Corporate governance” section of the annual report together with information contained in the “Shareholder information” section on pages 150 to 157.

Vodafone Group Plc	64
Annual Report 2012

Corporate governance (continued)

Our governance

The role of the Board is outlined in greater detail below. The Executive and Operating Committees sit below the Board for the management of the business.

The executive directors, together with certain Group functional heads and regional chief executives, meet 11 times a year as the Executive Committee under the chairmanship of the Chief Executive. The Executive Committee is responsible for our competitive and financial performance, reviewing strategy and new business opportunities including major acquisitions and disposals, the management of our capital structure and funding, and key organisational and policy decisions. The members of the Executive Committee and their biographical details are set out on pages 60 to 62 (or at www.vodafone.com/investor).

In April every year a Group level strategy review is conducted with the members of the Executive Committee along with the chief executives of the major operating companies. This review identifies key strategic issues for further investigation, following which the Group strategy is updated for presentation to the Board in September.

Individual operating companies review and update their strategies and present to their respective regional chief executives in the autumn. The agreed strategy is used as a basis for the development of the upcoming budget and three year operating plans. Final reviews of the operating company strategies, budgets and three year plans are held in March.

The Policy and Compliance Committee is a sub-committee of the Executive Committee, appointed to assist the Executive Committee fulfil its accountabilities with regard to policy compliance. Each Group policy is owned by a member of the Executive Committee so that there is clear accountability and authority for ensuring the associated business risk is adequately managed. Local market chief executives and the senior leadership team member responsible for each Group function have primary accountability for ensuring compliance with all Group policies by all our markets and entities. Our Group Compliance team and policy champions support the policy owners and local markets in implementing policies and monitoring compliance.

The Vodafone Code of Conduct, applicable to all employees and those who work for or on behalf of Vodafone, is a unified policy document that sets out the standards of behaviour expected in relation to areas such as insider dealing, bribery and raising concerns through the whistle blowing process (known internally as “Speak Up”).

The Disclosure Committee, appointed by the Chief Executive and Chief Financial Officer to ensure the accuracy of external reporting, reviews and approves controls and procedures concerning the public disclosure of financial and related information.

The role of the Board

The Board is responsible for the overall conduct of the Group’s business and has powers and duties pursuant to the relevant laws of England and Wales and our articles of association. The Board:

g	is responsible for setting the Group strategy and for the management, direction and performance of our businesses;

g	is accountable to shareholders for the proper conduct of the business;

g	is responsible for the long-term success of the Company, having regard for the interests of all stakeholders; and

g	is responsible for ensuring the effectiveness of and reporting on our system of corporate governance.

The Board has a formal schedule of matters reserved for its decision and these include:

g	Group strategy and long-term plans;

g	major capital projects, acquisitions or divestments;

g	annual budget and operating plan;

g	Group financial structure, including tax and treasury;

g	annual and half-year financial results and shareholder communications; and

g	system of internal control and risk management.

The schedule is reviewed annually. It was last formally reviewed in March 2012 at which time it was determined that no amendments were required.

Other specific responsibilities are delegated to Board committees, details of which are given on pages 68 to 71.

Vodafone Group Plc	65
Annual Report 2012

Key roles and responsibilities

The Chairman Gerard Kleisterlee The role of the Chairman is set out in writing and agreed by the Board. He is responsible for:	The Chief Executive Vittorio Colao The role of the Chief Executive is set out in writing and agreed by the Board. He is responsible for:

g the effective operation, leadership and governance of the Board;	g management of the Group’s business;

g ensuring effectiveness of the Board;	g implementation of the Company’s strategy and policies; and

g setting the agenda, style and tone of Board discussions; and	g maintaining a close working relationship with the Chairman.
g ensuring the directors receive accurate, timely and clear information.

The Deputy Chairman and Senior Independent Director Sir John Buchanan The Senior Independent Director is responsible for:	The Company Secretary Rosemary Martin The Company Secretary acts as Secretary to the Board. In addition, she:

g acting as a sounding board for the Chairman;	g assists the Chairman in ensuring that all directors have full and timely access to all relevant information;

g serving as an intermediary for the other directors;

g   being available to shareholders if they have concerns which they have not been able to resolve through the normal channels of the Chairman, Chief Executive or other executive directors or for which such contact is inappropriate; and

g assists the Chairman by organising induction and training programmes;

g is responsible for ensuring that the correct Board procedures are followed and advises the Board on corporate governance matters; and

g conducting an annual review of the performance of the Chairman and, in the event it should be necessary, convening a meeting of the non-executive directors.

g administers the procedure under which directors can, where appropriate, obtain independent professional advice at the Company’s expense.

Biographical details of the Chairman, Chief Executive, Senior Independent Director and Company Secretary can be found on pages 60 to 62 or at www.vodafone.com/board. The appointment or removal of the Company Secretary is a matter for the Board as a whole.

How the Board operates

Board balance and independence

Our Board consists of 14 directors, all of whom served throughout the year. At 31 March 2012, in addition to the Chairman, Gerard Kleisterlee, there were four executive directors and nine non-executive directors. Sir John Bond was a member of the Board until his retirement at the AGM on 26 July 2011.

The executive and non-executive directors are equal members of the Board and have collective responsibility for the Company’s direction. In particular, non-executive directors are responsible for:

g	bringing a wide range of skills and experience, including independent judgement on issues of strategy, performance, and risk management;

g	constructively challenging the strategy proposed by the Chief Executive and executive directors;

g	scrutinising and challenging performance across the Group’s business;

g	assessing risk and the integrity of the financial information and controls; and

g	determining the Company’s broad policy for executive remuneration, and the remuneration packages for the executive directors and the Chairman.

We consider all of our non-executive directors to be independent. The Board is aware of the other commitments of its directors and is satisfied that these do not conflict with their duties as directors of the Company. Changes to the commitments of all the directors are reported to the Board. The directors are required to complete a conflicts questionnaire initially on appointment and annually thereafter. In the event of a potential conflict being identified, details of that conflict would be submitted to the Board (excluding the director to whom the potential conflict related) for consideration and, as appropriate, authorisation in accordance with the Companies Act 2006 and the articles of association. Where an authorisation is granted, it would be recorded in a register of potential conflicts and reviewed periodically. On an ongoing basis directors are responsible for notifying the Company Secretary if they become aware of actual or potential conflict situations or a change in circumstances relating to an existing authorisation. No conflicts of interest have been identified during the financial year. Copies of the service contracts of the directors and terms and conditions of appointment of all non-executive directors are available for inspection at our registered office.

Board meetings

The Board meets at least seven times a year. Certain matters are considered at all Board meetings including the Chief Executive’s business report; the latest available management accounts/Chief Financial Officer’s report; business updates; an operations update (covering commercial, technology and operations matters); an investor relations report and, where applicable, reports from the Nominations and Governance Committee, Audit and Risk Committee, and Remuneration Committee. In addition to standing agenda items, there may be discussions on “deep-dive” topics. During the year “deep-dive” presentations have included commercial strategy, technology strategy, spectrum auctions, talent and succession, our enterprise business and our partner markets business.

Vodafone Group Plc	66
Annual Report 2012

Corporate governance (continued)

Directors unable to attend a Board meeting because of another engagement are provided with the briefing materials and can discuss issues arising in the meeting with the Chairman or the Chief Executive. In addition to scheduled Board meetings, there are a number of other meetings to deal with specific matters.

Attendance at scheduled meetings of the Board and its committees in the 2012 financial year

Director	Board	Nominations and Governance Committee	Audit and Risk Committee	Remuneration Committee
Gerard Kleisterlee (Chairman)[1]	7/7	3/3	–	–
Sir John Bond[2]	2/2	–	–	–
Sir John Buchanan	6/7	2/3	3/4	–
Vittorio Colao	7/7	–	–	–
Michel Combes	7/7	–	–	–
Andy Halford	7/7	–	–	–
Renee James	7/7	–	–	–
Alan Jebson	7/7	–	4/4	–
Samuel Jonah	7/7	–	–	5/5
Nick Land[3]	7/7	–	4/4	–
Anne Lauvergeon	7/7	–	4/4	–
Stephen Pusey	6/7	–	–	–
Luc Vandevelde[4]	7/7	3/3	–	5/5
Anthony Watson	7/7	3/3	–	5/5
Philip Yea	6/7	–	–	5/5

Notes:
[1]	Appointed as a director of the Board 1 April 2011 and became Chairman of the Board and Chairman of the Nominations and Governance Committee at the conclusion of the Company’s AGM on 26 July 2011.
[2]	Chairman of the Board and Chairman of the Nominations and Governance Committee until he retired on 26 July 2011.
[3]	Chairman and financial expert of the Audit and Risk Committee.
[4]	Chairman of the Remuneration Committee.

Gaining valuable industry insight

In January, the Board held its meeting at Xone, Vodafone’s Innovation Centre in California. Whilst there, the Board had the opportunity to meet with senior representatives of a number of leading technology companies including Facebook, Google, Intel, Oracle, Microsoft, Nokia, Qualcomm and Samsung. These meetings provided the Board with valuable insight into views on our industry and its likely developments.

Board activities in the 2012 financial year

Board activities are structured to assist the Board in achieving its goal to support and advise executive management on the delivery of the Group’s strategy within a transparent governance framework. The diagram below shows the key areas of focus for the Board which appear as items on the Board’s agenda at relevant times throughout the financial year. Concentrated discussion of these items assists the Board in making the right decisions based on the long-term opportunities for the business and its stakeholders.

Vodafone Group Plc	67
Annual Report 2012

Board effectiveness

Board composition

The Board has due regard for the benefits of diversity in its membership on the Board, including gender, and strives to maintain the right balance. Our Board comprises individuals with deep knowledge and experience in core and diverse business sectors within local, international and global markets.

Information and professional development

Keeping up-to-date with key business developments is essential for the directors to maintain and enhance their effectiveness. From time to time the Board receives presentations from executives in our business on matters of significance. Financial plans, including budgets and forecasts, are regularly discussed at Board meetings. The directors also have the opportunity to learn the views of major investors at planned events throughout the financial year (see “Shareholder engagement” on page 71).

Our directors periodically visit different parts of the Group. The visit to Vodafone’s Innovation Centre in California (see page 66) in January presented an important opportunity for the non-executive directors to learn more about industry trends. In addition, the non-executive directors are provided with briefings and information to assist them in performing their duties. Throughout their period in office, directors are regularly updated on the Group’s businesses and the regulatory and industry specific environments in which we operate. Updates are by way of written briefings and meetings with senior executives and, where appropriate, external sources.

The Chairman is responsible for ensuring that induction and training programmes are provided and the Company Secretary organises the programmes. As part of the performance evaluation, Gerard Kleisterlee has meetings with each Board director (see “Performance evaluation” below) during which directors are given the opportunity to discuss training and development needs. Individual directors are also expected to take responsibility for identifying their training needs and to take steps to ensure that they are adequately informed about the Company and their responsibilities as a director. The Board is confident that all its members have the knowledge, ability and experience to perform the functions required of a director of a listed company.

Director induction programme On appointment, directors undergo a personalised induction programme covering amongst other things:
g the business of the Group;
g their legal and regulatory responsibilities as directors;
g briefings and presentations from relevant executives; and
g opportunities to visit business operations.
If appropriate the induction will also include:
g briefings on the scope of the internal audit function and the role of the Audit and Risk Committee; and
g meetings with the external auditor and other areas deemed appropriate considering the director’s area of responsibility.

During the year, the induction programmes of Gerard Kleisterlee and Renee James have followed structured timetables enabling them to meet key personnel within the Group including the executive and non-executive directors, the chief executives of local markets (visiting local markets where possible) and partner markets, key external advisors and key suppliers.

Performance evaluation

Performance evaluation of the Board, its committees and individual directors takes place on an annual basis and is conducted within the terms of reference of the Nominations and Governance Committee (see www.vodafone.com/governance). Every three years the performance evaluation is conducted by an external advisor. The last external evaluation took place in respect of the 2010 financial year.

This year, Board members were asked to consider and comment on the performance of the Board as a whole as well as to reconsider the report of the Board’s self-assessment in the 2011 financial year. The Chairman led the assessment of the directors. He held one-to-one interviews with each director and these discussions were facilitated by the directors being asked to consider a number of questions in advance. Amongst other things, directors were asked for their views on company strategy; key challenges for the business; the mix of skills, experience, independence, knowledge and diversity on the Board (including gender); effectiveness of the Board’s engagement with shareholders; and how well the Board operates. The output of the interviews were discussed with the Board at the March Board meeting following a review by the Nominations and Governance Committee.

Each Board committee undertook a detailed self-assessment questionnaire and the respective chairman reported feedback to the Board at the Board meeting in March. The Senior Independent Director led the review of the performance of the Chairman.

The Board found the performance of each director to be effective and concluded that the Board provides the effective leadership and control required for a listed company. The evaluations found the Board committees were working well. As a result of recommendations made in this year’s Board performance evaluation, each Board meeting is now preceded by a meeting of the Chairman and non-executive directors; more time is being given during Board meetings to discuss organic growth opportunities; and more opportunities are being given to directors to visit local markets and various Group businesses. The Board will continue to review its procedures, its effectiveness and development in the financial year ahead.

Annually, the Nominations and Governance Committee reviews performance of the Executive Committee and reports the output to the Board.

Re-election of directors

With the exception of Sir John Buchanan and Michel Combes who are retiring from the Board, all the directors submit themselves for re-election at the AGM to be held on 24 July 2012. The Nominations and Governance Committee confirmed to the Board that the contributions made by the directors offering themselves for re-election at the AGM in July 2012 continue to be effective and that the Company should support their re-election.

Independent advice

The Board recognises that there may be occasions when one or more of the directors feels it is necessary to take independent legal and/or financial advice at the Company’s expense. There is an agreed procedure to enable them to do so which is managed by the Company Secretary.

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

Board committees

The Board has a Nominations and Governance Committee, an Audit and Risk Committee and a Remuneration Committee, each of which has formal terms of reference approved by the Board which can be found on our website at www.vodafone.com/governance or obtained from the Company Secretary. Further biographical details of the members of each of the committees can be found on pages 60 to 62 or at www.vodafone.com/board.

The committees are provided with all necessary resources to enable them to undertake their duties in an effective manner. The Company Secretary or her delegate acts as secretary to the committees. The minutes of committee meetings are circulated to all directors.

Vodafone Group Plc	68
Annual Report 2012

Corporate governance (continued)

Nominations and Governance Committee
“The Nominations and Governance Committee continues its work of ensuring the Board composition is right and that our governance is effective.”
Chairman:
Gerard Kleisterlee (Company Chairman)
Members:
Sir John Buchanan (Deputy Chairman and Senior Independent Director)
Luc Vandevelde (Independent non-executive director)
Anthony Watson (Independent non-executive director)
Key objective:
to ensure the Board comprises individuals with the requisite skills, knowledge and experience to ensure that it is effective in discharging its responsibilities.
Responsibilities:

g  leads the process for identifying and making recommendations to the Board regarding candidates for appointment as directors, giving full consideration to succession planning and the leadership needs of the Group;

g makes recommendations to the Board on the composition of the Nominations and Governance Committee and the composition and chairmanship of the Audit and Risk, and Remuneration Committees;

g  regularly reviews and makes recommendations in relation to the structure, size and composition of the Board including the diversity and balance of skills, knowledge and experience and the independence of the non-executive directors;

g oversees the performance evaluation of the Board, its committees and individual directors (see page 67);
g reviews the tenure of each of the non-executive directors; and
g is responsible for the oversight of all matters relating to corporate governance, bringing any issues to the attention of the Board.

Membership

The Committee which I chair comprises a majority of independent, non-executive directors. Effective from the conclusion of the AGM on 24 July 2012, Sir John Buchanan will retire and Philip Yea will join the Committee. No one other than a member of the Committee is entitled to be present at its meetings; however, other non-executive directors, the Chief Executive and external advisors may be invited to attend.

In the event of matters arising concerning my membership of the Board, I would absent myself from the meeting as required and the Board’s Senior Independent Director would take the chair.

Main activities of the Committee during the year

During the year the Committee met three times.

The Committee leads the process for appointments to the Board. There is a formal, rigorous and transparent procedure for the appointment of new directors to the Board. Candidates are identified and selected on merit against objective criteria and with due regard to the benefits of diversity on the Board, including gender.

In July a review of executive succession plans was undertaken. In addition, the Committee received a commentary from the Chief Executive concerning the performance of the senior executives.

In March the Committee reviewed the output from the evaluations of the Board and committees’ performance in the 2011 financial year (see “Performance evaluation” on page 67 for further information).

A boardroom diversity policy was introduced during the financial year. The Board acknowledges that diversity extends beyond the boardroom and supports management in their efforts to build a diverse organisation throughout the Group. It endorses the Company’s policy to attract and develop a highly qualified and diverse workforce; to ensure that all selection decisions are based on merit and that all recruitment activities are fair and non-discriminatory. The policy acknowledges the importance of diversity, including gender, to the effective functioning of the Board and focuses on our aspiration to have a minimum of 25% female representation on the Board by 2015. Subject to securing suitable candidates, when recruiting additional directors and/or filling vacancies which arise when directors do not seek re-election, we will seek to appoint new directors who fit the skills criteria and gender balance that is in line with the Board’s aspiration. We continue to focus on encouraging diversity of business skills and experience, recognising directors with diverse skills sets, capabilities and experience gained from different geographic and cultural backgrounds enhance the Board. (Further information, including the proportions of women in senior management, is shown in “Our people” on pages 34 to 35, and within the organisation overall, is contained in our 2012 sustainability report at www.vodafone.com/sustainability).

This year, when reviewing the re-election of directors at the AGM in July, the Committee took account of the fact that Luc Vandevelde will have served nine years as of 31 August 2012. The Code suggests that length of tenure is a factor to consider when determining the independence of non-executive directors. The Board has considered the matter carefully and considers that Luc Vandevelde remains independent. His length of service and resulting high degree of knowledge and understanding of the Company, are of great benefit to shareholders and add significantly to the strength of the Board.

In the year ahead the Committee will continue to assess what enhancements should be made to the Board’s and committees’ composition and will continue to monitor developments in corporate governance to ensure the Company remains at the forefront of good governance practices.

Gerard Kleisterlee

On behalf of the Nominations and Governance Committee

22 May 2012

Vodafone Group Plc	69
Annual Report 2012

Audit and Risk Committee

“Having broadened our scope during the year, the Committee will focus on risk management in addition to its existing role in relation to the integrity of the Group’s financial reporting, the external audit process and the appropriateness of the Group’s system of internal controls. It will continue to evolve its activities in light of guidance from regulators and market conditions.”

Chairman and financial expert:
Nick Land (Independent non-executive director)
Members:
Sir John Buchanan (Deputy Chairman and Senior Independent Director)
Alan Jebson (Independent non-executive director)
Anne Lauvergeon (Independent non-executive director)
Key objective:
to provide effective financial governance over the appropriateness of the Group’s financial results, the performance of both the internal audit function and the external auditor, and the management of the Group’s systems of internal control, business risks and related compliance activities.
Responsibilities:
g reviewing our financial results announcements and financial statements;
g monitoring compliance with relevant statutory and listing requirements;
g reporting to the Board on the quality and acceptability of our accounting policies and practices including critical accounting policies and practices;
g overseeing the relationship with the external auditor;
g reviewing correspondence from regulators regarding our financial reporting;
g reviewing the scope, extent and effectiveness of the activity of the Group internal audit department;
g playing an active role in monitoring our compliance efforts in respect of section 404 of the Sarbanes-Oxley Act;
g consider and make recommendations to the Board on the nature and extent of the significant risks the Group is willing to take in achieving its strategic objectives;
g overseeing the Group’s compliance processes; and
g performing in-depth review of specific areas of financial reporting, risk and internal controls, as determined by the Committee.

Membership

The Committee comprises independent non-executive directors under my chairmanship and meets at least four times during the year. The Committee members have been selected to provide the wide range of financial and commercial expertise necessary to fulfil the Committee’s duties. The Board considers that I have recent and relevant financial experience, as required by the Code, and has designated me as its financial expert on the Committee for the purposes of the US Sarbanes-Oxley Act. With effect from the close of the AGM in July, Sir John Buchanan will retire and Anthony Watson will join the Committee.

Meetings are attended by the independent non-executive directors and, by invitation, the Chief Executive, the Chief Financial Officer, the Group Financial Controller, the Group Financial Reporting Director and the Group Audit Director. The Group Compliance Director and other relevant people from the business are also invited to attend certain meetings in order to provide insight and enhance the Committee’s awareness of key issues and developments. I also invite our external auditor, Deloitte LLP, to each meeting. The Committee regularly meets separately with Deloitte LLP, the Chief Financial Officer and the Group Audit Director without other management being present.

Main activities of the Committee during the year

The Committee assists the Board in carrying out its responsibilities in relation to financial reporting requirements, risk management and the assessment of internal controls. It also reviews the effectiveness of the Company’s internal audit function and manages the Company’s relationship with the external auditor.

Following agreement with the Board in July 2011, the scope of the Committee’s work was broadened and it is now responsible for considering and making recommendations to the Board on the nature and extent of the significant risks the Group is willing to take in achieving its strategic objectives. Its role in relation to the review of risk management processes has also been extended. Here the Committee aims to focus both on monitoring the Company’s approach to the management of existing risks together with emerging risks that arise by virtue of the dynamic markets in which the company operates. In addition, the Committee’s activities in the year have placed additional focus on the Group’s processes for monitoring and sustaining compliance with the laws and regulations applicable to the Group as well as its own internal policies. As a result of the above, the Committee’s terms of reference have been updated and can be found on our website www.vodafone.com/governance.

At its four meetings during the year, the Committee focused on:

Financial reporting

The primary role of the Committee in relation to financial reporting is the review with both management and the external auditor of the appropriateness of the half-year and annual financial statements concentrating on, amongst other matters:

g	the quality and acceptability of accounting policies and practices;

g	the clarity of the disclosures and compliance with financial reporting standards and relevant financial and governance reporting requirements;

g	material areas in which significant judgements have been applied or there has been discussion with the external auditor; and

g	any correspondence from regulators in relation to our financial reporting.

To aid our review, the Committee considered reports from the Group Financial Controller and the Group Financial Reporting Director and also reports from the external auditor on the outcomes of their half-year review and annual audit. As a Committee we support Deloitte LLP in displaying the necessary professional scepticism their role requires. The primary areas of judgement considered by the Committee in relation to the 2012 accounts were:

g	the assumptions underlying impairment testing of the Group’s goodwill and intangible assets, particularly in relation to the Group’s interests in southern Europe;

g	in relation to taxation, both the provisioning for potential current tax liabilities and the appropriateness of deferred tax asset recognition in relation to accumulated tax losses; and

g	the level of provisioning appropriate for contingent and other liabilities in a number of our markets.

Vodafone Group Plc	70
Annual Report 2012

Corporate governance (continued)

Internal control and risk management

During the year we reviewed the process by which the Group evaluated its control environment, its risk assessment process and the way in which significant business risks were managed. The agenda was driven primarily by the Group’s assessment of its principal risks and uncertainties, as set out on pages 51 to 53. The Committee also received regular updates from the Group’s Compliance Director on compliance related activities where throughout the year the Group has continued to expand its work to formalise a more centralised approach to the co-ordination of these activities. Further we also considered the Group Audit Director’s reports on the effectiveness of internal controls, significant identified frauds and any identified fraud that involved management or employees with a significant role in internal controls. Oversight of the Group’s compliance activities in relation to section 404 of the Sarbanes-Oxley Act also fell within the Committee’s remit.

The Committee conducted a number of in-depth reviews in the year covering the control environments and risk management processes in a number of our markets, the appropriateness of the Group’s whistle blowing procedures, ensuring arrangements are in place for the independent investigation and follow up of such matters, corporate security and two sessions on information security. In light of recent economic conditions in the eurozone the Committee also undertook a detailed review of the country and currency risks facing the business and the plans in place to mitigate the Group’s exposures. We have summarised the main elements of this review on page 53 in view of the significance of the Group’s operations in Europe. We view these reviews as being critical to the role of the Committee as they allow us to meet key business leaders responsible for these areas and provide independent challenge to their activities.

Internal audit

A substantial agenda item at each Committee meeting is the monitoring and reviewing of the scope, extent and effectiveness of the activity of the Group Internal Audit department. Reports from the Group Audit Director usually include updates on audit activities, progress of the Group audit plan, the results of any unsatisfactory audits and the action plans to address these areas, and resource requirements of the internal audit department. Further we receive summaries of investigations into known or suspected fraudulent activities by both third parties and employees. We hold private discussions with the Group Audit Director as necessary throughout the year and I also meet with the Group Audit Director outside the formal committee process.

External audit

The effectiveness of the external audit process is dependent on appropriate audit risk identification and at the start of the audit cycle we receive from Deloitte LLP a detailed audit plan, identifying their assessment of these key risks. For 2012 the primary risks identified were in relation to goodwill impairment, provisioning for current tax liabilities and deferred tax asset recognition due to the inherent management judgement required in these areas. These risks are tracked through the year whenever we receive reporting from Deloitte LLP.

We hold private meetings with the external auditor at each Committee meeting to provide additional opportunity for open dialogue and feedback from the Committee and the auditor without management being present. Matters typically discussed include the auditor’s assessment of business risks and management activity thereon, the transparency and openness of interactions with management, confirmation that there has been no restriction in scope placed on them by management, independence of their audit and how they have exercised professional scepticism. I also meet with the external audit partner outside the formal committee process throughout the year.

Appointment and independence

The Committee considers the reappointment of the external auditor, including the rotation of the audit partner, each year and also assesses their independence on an ongoing basis. The external auditor is required to rotate the audit partner responsible for the Group audit every five years. The current lead audit partner has been in place for three years.

Deloitte LLP have been the Company’s external auditor since its stock market listing in 1988; as part of the Committee’s review of the objectivity and effectiveness of the audit process an assessment was undertaken in 2011 as to whether the Group should consider putting the audit engagement out to tender. This process included the re-proposal by Deloitte LLP of their audit approach. After extensive discussion, the Committee felt a tender was not necessary at present and provided the Board with its recommendation to the shareholders on the reappointment of Deloitte LLP as external auditor for the year ended 31 March 2012. This position will be kept under annual review.

In accordance with section 489 of the Companies Act 2006, a resolution proposing the reappointment of Deloitte LLP as our auditor will be put to the shareholders at the 2012 AGM. There are no contractual obligations restricting the Committee’s choice of external auditor and we do not indemnify our external auditor.

In its assessment of the independence of the auditor and in accordance with the US Public Company Accounting Oversight Board’s standard on independence, the Committee receives details of relationships between the Company and Deloitte LLP that may have a bearing on their independence and receives confirmation that they are independent of the Company within the meaning of the securities laws administered by the SEC.

During the year Deloitte LLP and member firms of Deloitte Touche Tohmatsu Limited charged the Group £8 million (2011: £9 million, 2010: £9 million) for audit and audit related services. The Committee approved the fees for audit services for 2012 after a review of the level and nature of work to be performed and after being satisfied by Deloitte LLP that the fees were appropriate for the scope of the work required.

Non-audit services

As a further safeguard to help avoid the objectivity and independence of the external auditor becoming compromised, the Committee has a formal policy governing the engagement of the external auditor to provide non-audit services. This policy precludes Deloitte LLP from providing certain services such as valuation work or the provision of accounting services. This policy was extended in December 2011 and now sets the presumption that Deloitte LLP should only be engaged for non-audit services where there is no legal or practical alternative supplier.

For certain specific permitted services the Committee has pre-approved that Deloitte LLP can be engaged by management, subject to the policies set out above, and subject to specified fee limits for individual engagements and fee limits for each type of specific service. For all other services, or those permitted services that exceed the specified fee limits, I as Chairman, or in my absence another member, can pre-approve permitted services.

During the year Deloitte LLP and member firms of Deloitte Touche Tohmatsu Limited charged the Group £1 million (2011: £1 million, 2010: £1 million) for non-audit assignments. An analysis of the fees paid to Deloitte LLP, for both audit and non audit services, can be found in note 4 to the consolidated financial statements. Non-audit services performed during the year by Deloitte LLP were primarily in relation to non-audit related compliance matters, corporate finance activities and debt issuance.

Committee evaluation

The Committee conducts a formal review of its effectiveness annually and concluded that its performance was effective. A number of changes have been agreed to be implemented for the forthcoming year. Details of the Board and Committee evaluation process can be found under “Performance evaluation” on page 67.

Nick Land

On behalf of the Audit and Risk Committee

22 May 2012

Vodafone Group Plc	71
Annual Report 2012

Remuneration Committee

“Our remuneration policies and executive pay packages are designed to be competitive and drive behaviour in order to achieve long-term strategic goals. When making decisions we are mindful of the wider economic conditions and shareholder feedback.”

Chairman:
Luc Vandevelde (Independent non-executive director)
Members:
Samuel Jonah (Independent non-executive director)
Anthony Watson (Independent non-executive director)
Philip Yea (Independent non-executive director)
Key objective:
responsibility to the Board for the assessment and recommendation of policy on executive remuneration and packages for the individual executive directors.
Responsibilities:
g determining, on behalf of the Board, the policy on the remuneration of the Chairman, the executive directors and the senior management team;
g determining the total remuneration packages for these individuals including any compensation on termination of office;
g operating within recognised principles of good governance; and
g preparing an annual report on directors’ remuneration.

Membership

The members of the Committee are independent non-executive directors. Following the AGM in July, Renee James will join and Anthony Watson will step down from the Committee. The Chairman and Chief Executive may attend the Committee’s meetings by invitation but they do not attend when their individual remuneration is discussed. No director is involved in deciding his or her own remuneration.

Main activities of the Committee during the year

The Committee met five times during the year.

A detailed report to shareholders from the Committee on behalf of the Board in which, amongst other things, I have included a description of the Committee’s activities during the year, is contained in “Directors’ remuneration” on pages 74 to 87.

Luc Vandevelde

On behalf of the Remuneration Committee

22 May 2012

Shareholder engagement

We are committed to communicating our strategy and activities clearly to our shareholders and, to that end, we maintain an active dialogue with investors through a planned programme of investor relations activities.

Investor relations programme The programme includes:
g formal presentations of full year and half-year results, and interim management statements;
g briefing meetings with major institutional shareholders in the UK, the US and in Continental Europe after the half-year results and preliminary announcement;
g regular meetings between institutional investors and analysts, and the Chief Executive and Chief Financial Officer to discuss business performance;
g meetings between major shareholders and the Chairman on an ongoing basis;
g hosting investors and analysts sessions at which senior management from relevant operating companies are present;
g attendance by senior executives across the business at relevant meetings and conferences throughout the year;
g analysing and approaching new geographies to actively market the business to new investors;
g responding to enquiries from shareholders and analysts through our Investor Relations team; and
g www.vodafone.com/investor which is a section dedicated to shareholders on our website.

Overall responsibility for ensuring that there is effective communication with investors, and that the Board understands the views of major shareholders on matters such as governance and strategy, rests with the Chairman who makes himself available to meet shareholders for this purpose. The Senior Independent Director and other members of the Board are also available to meet major investors on request.

The principal communication with private investors is via the website, annual report and through the AGM, an occasion which is attended by all of our directors and at which all shareholders present are given the opportunity to question the Chairman, the Chairmen of the Committees and the rest of the Board. After the AGM shareholders can meet informally with directors. A summary presentation of results is given at the AGM before the Chairman deals with the formal business of the meeting. The AGM is broadcast live on our website (www.vodafone.com/ agm) and a recording of the webcast can subsequently be viewed on our website. All substantive resolutions at our AGMs are decided on a poll. The poll is conducted by our registrars and scrutinised by Electoral Reform Services. The proxy votes cast in relation to all resolutions, including details of votes withheld, are disclosed to those in attendance at the meeting and the results of the poll are published on our website and announced via the Regulatory News Service. Financial and other information is made available on our website (www.vodafone.com/ investor) which is regularly updated.

A summary of our share and control structures is set out in “Shareholder information” on pages 150 to 157.

Vodafone Group Plc	72
Annual Report 2012

Corporate governance (continued)

Political donations

No political donations under the Companies Act 2006 have been made during the year. It is our Group policy not to make political donations or incur political expenditure as those expressions are normally understood.

Internal control and risk management

The Board has overall responsibility for the system of internal control. A sound system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board has established procedures that implement in full the Turnbull Guidance “Internal Control: Revised Guidance for Directors on the Combined Code” for the year under review and to the date of approval of the annual report. These procedures, which are subject to regular review, provide an ongoing process for identifying, evaluating and managing the significant risks we face. See page 89 for management’s report on internal control over financial reporting.

Monitoring and review activities

There are clear processes for monitoring the system of internal control and reporting any significant control failings or weaknesses together with details of corrective action. These include:

g

a formal annual confirmation provided by the Chief Executive and Chief Financial Officer of each Group company certifying the operation of their control systems and highlighting any weaknesses, the results of which are reviewed by regional management, the Audit and Risk Committee, and the Board;

g

ongoing review of the appropriateness of disclosures undertaken by the Group’s Disclosure Committee, on behalf of the Chief Executive and the Chief Financial Officer, and an annual report from the Group’s Disclosure Committee to the Chief Executive and the Chief Financial Officer regarding the effectiveness of the Group’s disclosure controls and procedures; and

g

periodic examination of business processes on a risk basis including reports on controls, throughout the Group, undertaken by the Group Internal Audit department which reports directly to the Audit and Risk Committee.

In addition, the Board reviews any reports from the external auditor presented to the Audit and Risk Committee and management in relation to internal financial controls.

Any controls and procedures, no matter how well designed and operated, can provide only reasonable and not absolute assurance of achieving the desired control objectives. Management is required to apply judgement in evaluating the risks we face in achieving our objectives, in determining the risks that are considered acceptable to bear, in assessing the likelihood of the risks concerned materialising, in identifying our ability to reduce the incidence and impact on the business of risks that do materialise, and in ensuring that the costs of operating particular controls are proportionate to the benefit.

Risk mitigation

Although many risks remain outside of our direct control, a range of activities are in place to mitigate the primary risks identified including those set out on pages 51 to 53. The framework for identifying and managing our risks is set out on page 39.

A range of mitigations for risks faced by the Group include:

g

We monitor political developments in our existing and potential markets closely, identifying risks in our current and proposed commercial propositions. Regular reports are made to our Executive Committee on current political and regulatory risks. These risks are considered in our business planning process, including the importance of competitive commercial pricing and appropriate product strategies. Authoritative and timely intervention is made at both national and international level in respect of legislative, fiscal and regulatory proposals which we feel are not in the interests of the

Group. We have regular dialogue with trade groups that represent network operators and other industry bodies to understand underlying political pressures.

g

Both the hardware and software applications which hold or transmit confidential personal and business voice and data traffic include security features. Security related reviews are conducted according to our policies and security standards. Security governance and compliance is managed and monitored through software tools that are deployed to all local markets and selected partner markets. Our data centres are managed to international information security standards. Third party data security reviews are conducted jointly with our technology security and corporate security functions.

g

Specific back-up and resilience requirements are built into our networks. We monitor our ability to replace strategic equipment quickly in event of failure, and for high risk components, we maintain dedicated back-up equipment ready for use. Dedicated access network equipment is installed on trucks ready to be moved on site if required. Network contingency plans are linked with our overall business continuity and crisis management plans. A crisis management team and escalation processes are in place both nationally and internationally, and crisis simulations are conducted annually.

g

We have developed strategies which strengthen our relationships with customers, including the development of our own branded products, offering a broad selection of handsets and devices from a variety of manufacturers and providing our own alternatives to our more traditional services. We have accelerated the introduction of integrated voice, messaging and data tariffs to minimise customers reducing their out-of-bundle usage through substitution.

g

We continue to promote our differentiated propositions by focusing on our points of strength such as network quality, capacity and coverage, quality of customer service and the value of our products and services. We are enhancing distribution channels to get closer to customers and using targeted promotions where appropriate to attract and retain specific customers. We closely monitor and model competitor behaviour, network builds and product offerings to understand future intentions to be able to react in a timely manner.

g

We have a global health and safety policy that includes standards for radio frequency fields that are mandated in all our operating companies. We have a Group EMF board that manages potential risks through cross sector initiatives and who oversee a coordinated global programme to address and reduce public concern. We have close engagement with EU institutions, in coordination with an international policy team in Brussels, to ensure early warning and advocacy related to possible precautionary legislation. We are engaged with relevant bodies to ensure that the scientific research agenda set by the World Health Organization is fully funded and executed as fast as reasonably possible.

g

We are closely monitoring the eurozone situation. Executive Committee briefings have been provided with specific actions identified to reduce the impact of the risk. We have developed a detailed business continuity plan in the event of a country leaving the eurozone, which could lead to a banking system freeze and a need to transition to a “cash based” operating system for a number of months. Further details are provided on page 53.

g

Local executives and regulatory staff manage negotiations with local regulators on renewal of spectrum licences. In the event of a failure to renew, we could migrate traffic onto other frequencies. To date, all licences have been renewed but it is possible that political or competitor influences may create significant complications or uncertainty in some markets.

g

We maintain constructive but robust engagement with the tax authorities and relevant government representatives, as well as active engagement with a wide range of international companies and business organisations with similar issues. Where appropriate we engage advisors and legal counsel to obtain opinions on tax legislation and principles.

Vodafone Group Plc	73
Annual Report 2012

g

Our critical infrastructure has been designed to prevent unauthorised access and reduce the likelihood and impact of a successful attack. Business continuity and disaster recovery plans are in place to cover residual risk that cannot be mitigated. We also manage the risk using our global security operations centre that provides 24/7 monitoring of our network in many countries.

g

We review the carrying value of the Group’s goodwill at least annually, or more frequently where the circumstances require, to assess whether carrying values can be supported by the net present value of future cash flows derived from such assets. This review considers the continued appropriateness of the assumptions used in assessing for impairment, including an assessment of discount rates and long-term growth rates, future technological developments, and the timing and quantum of future capital expenditure. Other factors which may affect revenue and profitability (for example intensifying competition, pricing pressures, regulatory changes and the timing for introducing new products or services) are also considered. Discount rates are in part derived from yields on government bonds, the level of which may change substantially period to period and which may be affected by political, economic and legal developments which are beyond our control. Further details are provided in “Critical accounting estimates” on page 91.

Review of effectiveness

The Board and the Audit and Risk Committee have reviewed the effectiveness of the internal control system including financial, operational and compliance controls, and risk management in accordance with the Code for the period from 1 April 2011 to 22 May 2012 (the date of approval of our annual report). No significant failings or weaknesses were identified during this review. However, had there been any such failings or weaknesses, the Board confirms that necessary actions would have been taken to remedy them.

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

Going concern

The going concern statement required by the Listing Rules and the Code is set out in the “Directors’ statement of responsibility” on page 89.

Risk management

An overview of the Group’s framework for identifying and managing risk, both at an operational and strategic level, is set out on page 39.

Annual report

The directors are responsible for preparing the annual report.

US listing requirements

As Vodafone’s American depositary shares are listed on the NASDAQ Stock Market LLC (‘NASDAQ’), we are required to disclose a summary of any material differences between the corporate governance practices we follow and those of US companies listed on NASDAQ. The corporate governance practices of the Company are primarily based on UK requirements but substantially conform to those required of US companies listed on NASDAQ. The material differences are as follows:

Independence

g	Different tests of independence for Board members are applied under the Code and the NASDAQ rules.

g	The Board is not required to, and has not explicitly taken into consideration, NASDAQ’s detailed definitions of independence as set out in the NASDAQ rules.

g

In accordance with the Code, the Board has carried out an assessment based on the requirements of the Code and has determined in its judgement that all of the non-executive directors (who make up the majority of the Board) are independent within those requirements.

Committees

g

The NASDAQ rules require US companies to have a nominations committee, an audit committee and a compensation committee, each composed entirely of independent directors, with the nominations committee and audit committee required to have a written charter that addresses the committees’ purpose and responsibilities.

g

Our Nominations and Governance Committee is chaired by the Chairman of the Board and its other members are independent non-executive directors. Our Remuneration Committee is composed entirely of independent non-executive directors.

g

The Audit and Risk Committee is composed entirely of non-executive directors, each of whom the Board has determined to be independent, as set out above, and who also meet the requirements of the Exchange Act.

g

We have terms of reference for our Nominations and Governance, Audit and Risk and Remuneration Committees, which comply with the requirements of the Code and are available on our website (www. vodafone.com/governance). These terms of reference are generally responsive to the relevant NASDAQ rules but may not address all aspects of these rules.

Code of conduct

Under the NASDAQ rules, US companies must adopt a code of conduct applicable to all directors, officers and employees that complies with the definition of a “code of ethics” set out in section 406 of the Sarbanes-Oxley Act. We have adopted a Code of Ethics that complies with section 406 which is applicable only to the senior financial and principal executive officers, and which is available on our website (www.vodafone.com/governance). We have also adopted a separate Code of Conduct which applies to all employees.

Quorum

The quorum required for shareholder meetings, in accordance with our articles of association, is two shareholders regardless of the level of their aggregate share ownership, while US companies listed on NASDAQ are required to have a minimum quorum of 33.33% of the shareholders of ordinary shares for shareholder meetings in accordance with the NASDAQ rules.

Related party transactions

g

In lieu of obtaining an independent review of related party transactions for conflicts of interests in accordance with the NASDAQ rules, we seek shareholder approval for related party transactions that meet certain financial thresholds or where transactions have unusual features in accordance with the Listing Rules issued by the FSA in the UK (the ‘Listing Rules’), the Companies Act 2006 and our articles of association.

g

Further, we use the definition of a “transaction with a related party” as set out in the Listing Rules, which differs in certain respects from the definition of “related party transaction” in the NASDAQ rules.

Shareholder approval

g	We comply with the Listing Rules and the NASDAQ rules, when determining whether shareholder approval is required for proposed transactions.

g

Under the NASDAQ rules, whether shareholder approval is required for transactions depends on, among other things, the percentage of shares to be issued or sold in connection with a transaction. Under the Listing Rules, shareholder approval is required, among other things, when the size of a transaction exceeds a certain percentage of the size of the listed company undertaking the transaction.

Vodafone Group Plc	74
Annual Report 2012

Directors’ remuneration

Letter from the Remuneration Committee

Dear shareholder

The subject of executive reward has been, and continues to be, an issue of concern both to shareholders and the wider public. In September the department of Business Skills and Innovation (‘BIS’) issued two consultative papers on the subject and although Vodafone shareholders seem satisfied with the present remuneration report, we have incorporated a number of amendments to it to respond to some legitimate concerns. Specifically we have divided the report into the following discrete sections to make it clearer and easier to understand:

g	Page 75. The composition and activities of the Remuneration Committee.

g

Pages 76 to 77. A summary of remuneration for the 2012 financial year including a table that shows a single figure for total remuneration paid during the year along with a detailed justification of any incentive payments.

g

Pages 77 to 81. A forward-looking statement setting out our reward philosophy, details of our current reward packages and a table that sets out the value of these packages under different performance scenarios.

g	Pages 82 to 87. All other disclosures currently required by statute or best practice guidelines.

Summary of key decisions on remuneration

Our remuneration policies and executive pay packages are designed to be competitive and drive behaviour in order to achieve long-term strategic goals such as the £20.9 billion in adjusted free cash flow produced over the last three year period and rewarded under our long-term plan. When making decisions we are mindful of the wider economic conditions and shareholder feedback as well as the need to adapt to our market and competitive environment. The Remuneration Committee receives regular updates on corporate governance as well as pay increase budgets and incentive plan payouts in our local markets.

We also consider the total amount spent on executive pay (as detailed on page 76) in relation to the dividends and profit for the financial year. As can be seen from the enclosed chart for 2012, in both cases executive pay at Vodafone was very small in comparison.

The key decisions and rationale made during the year are described in more detail on the following pages but in summary were:

g	Awarding no pay increases for the executive directors in the coming year;

g	Continuing our practice of setting stretching performance targets thus ensuring pay is firmly linked to performance;

g	Approving an annual bonus payment for the year of 93.4%of target;

g	Approving the vesting of the 2008 share award (that vested in July 2011) at 30.6% of maximum;

g	Reducing the value of the maximum possible payments on future long-term incentive awards from four times the target value to three times the target value; and

g

Further strengthening the share ownership culture. As at 31 March the Executive Committee collectively owned shares with a value of £22 million. Vittorio Colao personally held shares with a value of just under six times his salary and, by committing to hold the shares that vest in July 2012, this will be further increased to over ten times.

Consultation with shareholders

As in previous years the Remuneration Committee has had dialogue with its shareholders – the largest shareholders are invited to meet with me in person or by video conference and all letters or emails from other shareholders are always replied to. The Remuneration Committee continues to take an active interest in investors’ views and were delighted that last year the remuneration report received a 96.12% vote in favour. We sincerely hope to receive your continued support at the AGM on 24 July 2012.

Luc Vandevelde

Chairman of the Remuneration Committee

22 May 2012

Vodafone Group Plc	75
Annual Report 2012

Remuneration Committee

In this section we give details of the composition and activities of the Remuneration Committee.

The Remuneration Committee is comprised to exercise independent judgement and consists only of the following independent non-executive directors:

Chairman	Luc Vandevelde
Committee members	Renee James (from 24 July 2012)
Samuel Jonah
Anthony Watson (until 24 July 2012)
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

External advisors

PricewaterhouseCoopers LLP (‘pwc’)

pwc were appointed by the Remuneration Committee in 2007. During the year they provided advice on market practice, governance, performance analysis and plan design. pwc also provide a range of services to Vodafone globally including international mobility, tax, technology, finance, operations and compliance.

As noted in his biographical details on page 62 of this annual report, Philip Yea sits on an advisory board for pwc. In light of their role as advisor to the Remuneration Committee on remuneration matters, the Committee continue to consider this position and have determined that there is no conflict or potential conflict arising.

Towers Watson

Towers Watson were appointed by the Remuneration Committee in 2007. During the year they provided the Committee with market data on executive rewards. They also provide pensions and benefit administration, and reward consultancy services to the company.

Meetings

The Remuneration Committee had five meetings during the year. The principal agenda items were as follows:

g	a review of the total compensation packages of the executive directors and the most senior management of the company;

g	approval of the 2012 Global Short-Term Incentive bonus (‘GSTIP’) framework and targets;

g	approval of the GSTIP payout for the 2011 performance period;

g	a review of the design of the Global Long-Term Incentive plan (‘GLTI’) as well as setting the framework and target levels for the 2012 grant;

g	approval of the July 2008 GLTI vesting levels;

g	approval of the granting of share awards to other levels of management;

g	a review of the directors’ remuneration report;

g	a review of the share ownership targets within the company;

g	a review of the UK corporate governance environment, the implications for Vodafone and our response to Government consultations on executive remuneration;

g	a risk assessment of the design of incentive plans; and

g	a review of the Chairman’s fees.

On an annual basis, the Committee’s effectiveness is reviewed as part of the evaluation of the Board.

Vodafone Group Plc	76
Annual Report 2012

Directors’ remuneration (continued)

Summary of remuneration for the 2012 financial year

In this section we summarise the pay packages awarded to our executive directors for performance in the 2012 financial year versus 2011. Specifically we have provided a table that shows all remuneration that was received by the individual during the year. In response to the debate on simplifying remuneration disclosure we have included a single total remuneration value for the year. Although there are some technical difficulties in arriving at a single value, particularly concerning the timing and valuation of awards which may not be aligned with the financial year end, we have attempted to provide the data in a logical format along with accompanying explanatory notes. Specifically we have included the value of the short-term incentive (‘GSTIP’) that was earned during the year but paid out in the following year and the value of long-term incentive (‘GLTl’) that vested and paid out during the year. For completeness the GLTI that vests in the following year has also been included in a separate table below although in the case of the award vesting in June 2012, the value can only be estimated at this stage.

Total remuneration for the 2012 financial year

	00000000000	00000000000	00000000000	00000000000	00000000000	00000000000	00000000000	00000000000
	Vittorio Colao		Andy Halford		Michel Combes		Stephen Pusey
	2012 £’000	2011 £’000	2012 £’000	2011 £’000	2012 £’000	2011 £’000	2012 £’000	2011 £’000
Salary/fees	1,099	1,043	700	694	785	763	569	538
GSTIP	1,037	1,323	654	869	728	745	537	683
GLTI vesting during the year[1]	3,745	590	2,289	451	1,776	–	758	186
Cash in lieu of GLTI dividends[2]	545	92	333	70	326	–	110	29
Cash in lieu of pension	330	313	210	208	236	229	171	161
Benefits /other[3]	24	55	30	27	25	22	21	31
Total	6,780	3,416	4,216	2,319	3,876	1,759	2,166	1,628

Notes:
[1]	The value shown in the 2012 column is for the award which vested on 29 July 2011 and is valued using the closing share price on that day of 171.7 pence; the value shown in the 2011 column is for the award which vested on 24 July 2010 using the closing share price on the first trading day after the award vested (26 July 2010) of 151.5 pence. Michel Combes’ award did not vest until 12 February 2012 and is valued using the closing share price on that day of 174.5 pence.
[2]	Under the GLTI rules, participants receive a cash award equivalent to any dividends that would have been paid on the matching shares during the performance period.
[3]	Includes amounts in respect of cost of living allowance, private healthcare and car allowance.

GLTI awards with a performance period ending on the 31 March of the year under review but that do not vest until the following financial year1:

	00000000000	00000000000	00000000000	00000000000	00000000000	00000000000	00000000000	00000000000
	2012	Vittorio Colao 2011	2012	Andy Halford 2011	2012	Michel Combes 2011	2012	Stephen Pusey 2011
GLTI base shares	4,564,995	1,262,735	2,524,934	698,428	2,771,771	792,473	1,872,818	288,292
GLTI matching shares	1,817,866	918,353	1,676,756	634,935	533,854	225,497	510,879	153,258
Total value of GLTI awards £’000	10,991	3,745	7,235	2,289	5,692	1,776	4,105	758

Note:

[1]	The awards summarised in this table represent those that vested after the close of the financial year, but are based on the three-year performance period ended at 31 March 2012 for the awards shown in the 2012 column, and 31 March 2011 for the awards shown in the 2011 column. The awards listed under 2012 will not vest until 30 June 2012. We valued the award using a closing share price on 31 March 2012 of 172.2 pence, however, the final award value will not be certain until the award vests.

In light of the high value of the award that will vest in June, Vittorio Colao has committed to hold 100% of the shares that vest (net of those sold to cover tax) for an additional two years. Similarly the other executive directors have all agreed to hold 50% (net of those sold to cover tax) for the same period.

Below we summarise our performance over the financial year, and three-year performance period ended 31 March 2012, which resulted in the remuneration disclosed in the above tables.

Details of the GSTIP payout

In the table below we describe our achievement against each of the performance measures in our annual bonus plan (‘GSTIP’) and the resulting total incentive payout level for the year ended 31 March 2012 of 93.4%. Vittorio Colao, Andy Halford and Stephen Pusey were measured purely on Group performance whilst Michel Combes was measured on a combination of Group and Europe region performance. The corresponding total incentive payout for Michel Combes was 92.1%. Details of how this works can be found on page 79.

Performance measure	Payout at target performance 100%	Payout at maximum performance 200%	Actual payout	Commentary
Service revenue	25%	50%	25.8%	Organic service revenue up 1.5% in the year.
Adjusted EBITDA	25%	50%	24.8%	In-line with market guidance for the year.
Adjusted free cash flow	20%	40%	8.5%	Within the range of market guidance.
Competitive performance assessment	30%	60%	34.3%	Outperformance of key competitors in most markets. Ranked first or second for net promoter score in over 70% of our markets.
Total incentive payout level	100%	200%	93.4%

Vodafone Group Plc	77
Annual Report 2012

Details of the GLTI vesting in July 2011

Adjusted free cash flow for the three-year period ended on 31 March 2011 was £16.9 billion which compares with a target of £17.5 billion and a maximum of £19.5 billion. The graph below shows that our TSR performance against our peer group for the same period resulted in an outperformance of the median by 3.9% a year. Using our combined payout matrix, this performance resulted in a payout of 30.6% of the maximum. These shares vested on 29 July 2011.

Details of the GLTI vesting in June 2012

Adjusted free cash flow for the three-year period ended on 31 March 2012 was £20.9 billion which compares with a target of £18.0 billion and a maximum of £20.5 billion The graph below shows that our TSR performance against our peer group for the same period resulted in an outperformance of the median by 18.5% a year. Using our combined payout matrix, this performance will result in a payout of 100% of the maximum. These shares will vest on 30 June 2012.

In both cases the adjusted free cash flow performance is approved by the Remuneration Committee. The performance assessment in respect of the TSR outperformance of a peer group median is undertaken by pwc. Details of how the plan works can be found on page 79.

Summary of remuneration and performance for the 2013 financial year

In this forward-looking section we describe our reward principles along with a description of the elements of the reward package and an indication of the potential future value of this package for each of the executive directors.

Principles of reward

The principles of reward, as well as the individual elements of the reward package, are reviewed each year to ensure that they continue to support our Company strategy. These principles are set out below.

Competitive reward assessed on a total compensation basis

Vodafone wishes to provide a level of remuneration which attracts, retains and motivates executive directors of the highest calibre. Within the package there needs to be the opportunity for executive directors to achieve significant upside for truly exceptional performance. The package provided to the executive directors is reviewed annually on a total compensation basis i.e. single elements of the package are not reviewed in isolation. When the package is reviewed it is done so in the context of individual and Company performance, internal relativities, criticality of the individual to the business, experience, and the scarcity or otherwise of talent with the relevant skill set.

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

Pay for performance

A high proportion of total reward will be awarded through short-term and long-term performance related remuneration. This is demonstrated in the charts below where we see that at target payout over 70% of the package is delivered in the form of variable pay, which rises to over 86% if maximum payout is achieved. Fixed pay comprises base salary and pension contributions, while variable pay comprises the annual bonus and the long-term incentive opportunity assuming maximum co-investment and no movement in current share price.

Vodafone Group Plc	78
Annual Report 2012

Directors’ remuneration (continued)

Equally important as the package design is the setting of the performance targets. The Remuneration Committee consistently set stretching targets which can be seen from the following table of historic payments under both the short- and long-term plans, and ensures that maximum or near maximum payouts are only delivered for exceptional performance.

Year	GSTIP % of max	GLTI % of max
2009	49%	0%
2010	64%	25%
2011	62%	31%
2012	47%	100%

Alignment to shareholder interests

Share ownership is a key cornerstone of our reward policy and is designed to help maintain commitment over the long-term, and to ensure that the interests of our senior management team are aligned with those of shareholders. Executives are expected to build and maintain a significant shareholding in Vodafone shares as follows:

g	Chief Executive – four times base salary;

g	other executive directors – three times base salary;

g	other Executive Committee members – two times base salary; and

g	senior leadership team members (227 members) – one times base salary.

In all cases executives have been given five years to achieve these goals.

Current levels of ownership, and the date by which the goal should be achieved, are as shown below. These values do not include the value of the shares that will vest in June but which the directors have committed to hold for the next two years.

	Goal as a % of salary	Current % of salary held[1]	% of goal achieved	Value of shareholding (£m)[1]	Date for goal to be achieved
Vittorio Colao	400%	581%	145%	6.5	July 2012
Andy Halford	300%	653%	218%	4.6	July 2010
Michel Combes	300%	301%	100%	2.4	June 2014
Stephen Pusey	300%	263%	88%	1.5	June 2014

Note:

[1]	Based on a share price at 31 March 2012 of 172.2 pence and includes the post tax value of any unexercised options.

Collectively the Executive Committee including the executive directors own 13 million Vodafone shares, with a value of £22 million at 31 March 2012.

Incentive targets linked to business strategy

When designing our incentives, performance measures are chosen that support our strategic objectives as shown below:

Strategic objectives	Supported by
Aiming to deliver organic service revenue growth of 1 – 4% a year until the year ended 31 March 2014, focusing on key areas of growth potential: mobile data, emerging markets, enterprise, total communications and new services.	Revenue and relative performance targets in the GSTIP.
Delivering value and efficiency from scale – continuing to drive benefit from the Group’s scale advantage and maintain our focus on cost.	Adjusted EBITDA, adjusted free cash flow and relative performance targets in the GSTIP.
Generate liquidity or free cash flow from non-controlled interests – aim to seek to maximise the value of non-controlled interests through generating liquidity or increasing free cash flow in order to fund profitable investments and enhance shareholders returns.	The use of TSR as a performance measure in GLTI as well as the value of the underlying shares.

Apply rigorous capital discipline to investment decisions – continuing to apply capital discipline to our investment decisions through rigorous commercial analysis and demanding investment criteria to ensure any investment in existing businesses or acquisitions will enhance value for shareholders.

Adjusted free cash flow targets in both the GSTIP and GLTI as well as the TSR target in the GLTI.

Assessment of risk

Vodafone seeks to provide a structure of rewards that encourages acceptable risk taking and high performance through optimal pay mix, performance metrics and calibration, and timing. With that said, it is prudent practice to ensure that our reward programmes achieve this and do not encourage excessive or inappropriate risk taking. On a regular basis, the Remuneration Committee has considered the risk involved in the incentive schemes and is satisfied that the following design elements and governance procedures mitigate the principal risks:

g	the heavy weighting on long-term incentives with overlapping performance periods which reward sustained performance;

g	the proportionately higher incentive opportunity paid in shares rather than in cash;

g	the need for a significant annual investment in company shares in order to fully participate in the long-term arrangements;

g

the considerable weighting on non-financial measures in the short-term plan which provides an external perspective on our performance by focusing on customer satisfaction and performance relative to our competitors;

g	the fact that executives do not participate in sales commission or uncapped incentive schemes; and

g	the fact that the Committee has the ability to exercise discretion in determining the outcome of awards paid out or vesting.

The Remuneration Committee will continue to consider the risks involved in the incentive plans on an ongoing basis.

Vodafone Group Plc	79
Annual Report 2012

The remuneration package

The table below summarises the main components of the reward package for executive directors.

	Objective and practice	Performance period	Award size and performance conditions
Base salary	g To attract and retain the best talent. g Base salaries are reviewed annually and set on 1 July.	n/a

g   Salaries are reviewed against:

g   level of skill, experience and scope of responsibilities of individual and business performance, economic climate and market conditions; and

g  European peer group of comparably sized companies and other telecom businesses.

Benefits	g To aid retention and remain competitive within the market place.	n/a

g   Executive directors may choose to participate in the defined contribution pension scheme or to receive a cash allowance in lieu of pension. The cash payment or pension contribution is equal to 30% of annual gross salary. From 6 April 2011 contributions into the defined contribution pension scheme were restricted to £50,000 per annum. Any residual of the 30% pension benefit is delivered as a cash allowance.

g  Company car or cash allowance worth £19,200 per annum.

g  Private medical insurance.

g  Chauffeur services, where appropriate, to assist with their role.

Global Short-Term Incentive Plan (‘GSTIP’)

g   To motivate employees and incentivise delivery of performance over the one-year operating cycle.

g   Bonus levels and the appropriateness of measures and weightings are reviewed annually to ensure they continue to support our strategy.

g  The annual bonus is paid in cash in June each year for performance over the previous financial year.

1 year

g   Performance over the financial year is measured against stretching financial and non-financial performance targets set at the start of the financial year.

g  Summary of the plan:

g  service revenue (25%);

g  adjusted EBITDA (25%);

g  adjusted free cash flow (20%); and

g  competitive performance assessment (30%).

g  Bonuses can range from 0 – 200% of base salary, with 100% paid for on-target performance. Maximum is only paid out for exceptional performance.

Global Long-Term Incentive Plan (‘GLTI’) base awards

g   To motivate and incentivise delivery of sustained performance over the long-term.

g   Award levels and the framework for determining vesting are reviewed annually to ensure they continue to support our strategy.

g  Long-term incentive base awards consist of performance shares which are granted each year in June/July and vest three years later based on Group operational and external performance.

3 years

g   Performance over three financial years is measured against stretching targets set at the beginning of the performance period.

g  Vesting is determined based on a matrix of two measures:

g  adjusted free cash flow as our operational performance measure; and

g  relative TSR as our external performance measure.

g  Awards vest to the extent performance conditions are satisfied, three years from grant. An additional cash payment in lieu of dividends is also paid at vesting.

g   The Chief Executive’s base award will have a target face value of 137.5% of base salary. The base award for the other executive directors will have a target face value of 110% of base salary.

g  Minimum vesting is zero times and maximum vesting is three times the base award level.

Global Long-Term Incentive Plan (‘GLTI’) co-investment matching awards

g   To support and encourage greater shareholder alignment through a high level of personal financial commitment.

g   Individuals may purchase Vodafone shares and hold them in trust for three years in order to receive additional performance shares in the form of a GLTI matching award.

g  GLTI matching awards are granted each year in June/July in line with the investment made and vest three years later based on Group operational and external performance.

3 years

g   GLTI matching awards are subject to the same performance conditions as the main GLTI award and also receive an additional cash payment in lieu of dividends.

g  Executive directors can co-invest up to their annual gross salary.

g  Matching awards will be granted on a one-for-one basis at target performance.

g  Minimum vesting is zero times and maximum vesting is three times the target award level

Vodafone Group Plc	80
Annual Report 2012

Directors’ remuneration (continued)

Base pay

The Remuneration Committee considers the remuneration increases for the different groups of employees across all of our local markets and other relevant factors when assessing the pay of the executive directors. During its regular review of total compensation in March 2012, the Remuneration Committee decided not to award salary increases to the executive directors. Base salary levels will therefore remain unchanged from 1 July 2011.

Base pay £’000
Vittorio Colao	1,110
Andy Halford	700
Michel Combes	790
Stephen Pusey	575

It should be noted that the average increase for Group employees based in the UK was 2.5% to 3.0%.

GSTIP

The Remuneration Committee has reviewed the GSTIP and decided that no design changes were necessary for the coming year.

GLTI

As mentioned earlier, given concerns about the public acceptability of highly leveraged pay packages and their influence on risk taking behaviour, the Committee reduced the maximum leverage on the share awards to Executive Committee members from four times target to a maximum of three times target. Otherwise, the structure of both the base award and matching award, which will be granted in the 2013 financial year, will remain broadly unchanged from the awards granted in the 2012 financial year. The extent to which awards vest will continue to depend on two performance conditions:

g	underlying operational performance as measured by adjusted free cash flow; and

g	relative TSR against a peer group median.

Adjusted free cash flow

The free cash flow performance is based on a three year cumulative adjusted free cash flow figure. The definition of adjusted free cash flow is free cash flow excluding:

g	Verizon Wireless income dividends;

g	the impact of any mergers, acquisitions and disposals;

g	certain material one-off tax settlements; and

g	foreign exchange rate movements over the performance period.

The cumulative adjusted free cash flow target and range for awards in the 2013, 2012, 2011 and 2010 financial years are shown in the table below:

Performance	Vesting percentage 2013	2013 £bn	Vesting percentage 2010-2012	2012 £bn	2011 £bn	2010 £bn

Threshold	50%	15.4	50%	16.70	18.00	15.50

Target	100%	17.9	100%	19.20	20.50	18.00

Maximum	150%	20.4	200%	21.70	23.00	20.50

The target adjusted free cash flow level is set by reference to the Company’s three year plan and market expectations. The Remuneration Committee considers the targets to be critical to the Company’s long-term success and its ability to maximise shareholder value, and to be in line with the strategic goals of the Company. The Remuneration Committee also considers these targets to be sufficiently demanding with significant stretch where only outstanding performance will be rewarded with a maximum payout. It is worth noting that the targets for the award granted in the 2013 year are lower than those set for the 2012 financial year to reflect differing exchange rates, and the loss of dividend streams from the sale of SFR and China Mobile Limited.

TSR outperformance of a peer group median

We have a limited number of appropriate peers and this makes the measurement of a relative ranking system volatile. As such, the outperformance of the median of a peer group is felt to be the most appropriate TSR measure. The peer group for the performance condition for the 2013, 2012, 2011 and 2010 financial years is:

g	BT Group;

g	Deutsche Telekom;

g	France Telecom;

g	Telecom Italia;

g	Telefonica; and

g	Emerging market composite (consists of the average TSR performance of Bharti, MTN and Turkcell).

For awards made in the 2013, 2012, 2011 and 2010 financial years the relative TSR position will determine the performance multiplier. This will be applied to the adjusted free cash flow vesting percentage. There will be no multiplier until TSR performance exceeds median. Above median, the following table will apply (with linear interpolation between points):

	Outperformance of peer group median	Multiplier
Median	0.0% p.a.	No increase
65th percentile	4.5% p.a.	1.5 times
80th percentile (upper quintile)	9.0% p.a.	2.0 times

Combined vesting matrix

The combination of the two performance measures for the award granted in the 2013 financial year gives a combined vesting matrix as follows:

	TSR performance

Adjusted free cash flow measure	Up to median	65th	80th

Threshold	50%	75%	100%

Target	100%	150%	200%

Maximum	150%	225%	300%

The combined vesting percentages are applied to the target number of shares granted.

Vodafone Group Plc	81
Annual Report 2012

Estimates of total future potential remuneration from 2013 pay packages

The tables below provide estimates of the potential future remuneration for each of the executive directors based on the remuneration opportunity granted in the 2013 financial year. Potential outcomes based on different performance scenarios are provided for each executive director.

The assumptions underlying each scenario are described below.

All scenarios

g	Other benefits reflect those which were paid in the year to 31 March 2012, plus pension.

g	Each executive is assumed to co-invest the maximum allowed under the GLTI, 100% of salary, and the GLTI matching award reflects this.

g

The amounts shown for the GSTIP and GLTI are based on the salary disclosed on page 80. The actual amounts for the GLTI will be based on the share price on the date the award vests in 2015. They do not include an estimate of dividend equivalents which accumulate on the vested shares and are paid in cash to the executive after the award vests.

Below threshold

g	No pay for performance is payable.

Target

g	The target award opportunity for the GSTIP is 100% of base salary.

g	The target levels of performance for the GLTI are discussed in detail on page 80. We assumed that TSR performance was at median.

Maximum

g	Two times the target award opportunity is payable under the GSTIP.

g	The maximum levels of performance for the GLTI are discussed in detail on page 80. We assumed that TSR performance was at or above the 80th percentile.

Vodafone Group Plc	82
Annual Report 2012

Directors’ remuneration (continued)

Other considerations

In this section we include all other disclosures that are currently required by statute or good practice guidelines.

Cascade to senior management

The principles of the reward policy for executive directors are cascaded, where appropriate, to the other members of the Executive Committee as set out below.

Cascade of policy to Executive Committee – 2012 financial year

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

The table below summarises the key elements of their service contract:

Provision	Detailed items
Notice period	12 months
Retirement date	Normal retirement date
Termination	Up to 12 months salary
payment	Bonus paid up to termination day
Entitlements under incentive plans and benefits that are consistent with the terms of such plans
Remuneration	Salary, pension and benefits
Company car or cash allowance
Participation in the GSTIP, GLTI and the employee share schemes
Non-competition	During employment and for 12 months thereafter

Date of service agreement
Vittorio Colao	27 May 2008
Andy Halford	20 May 2005
Michel Combes	1 June 2009
Stephen Pusey	1 June 2009

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

Fees retained for external non-executive directorships

Executive directors may hold positions in other companies as non-executive directors. Michel Combes was the only executive director with such positions held at Assystem SA and ISS Group, and in accordance with Group policy he retained fees for the year of €24,545 from Assystem SA and DKK 407,292 from ISS Group (£66,112 in total).

All-employee share plans

The executive directors are also eligible to participate in the all-employee plans.

Summary of plans

Sharesave

The Vodafone Group 2008 Sharesave Plan is an HM Revenue & Customs (‘HMRC’) approved scheme open to all staff permanently employed by a Vodafone Company in the UK as of the eligibility date. Options under the plan are granted at up to a 20% discount to market value. Executive directors’ participation is included in the option table on page 85.

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

Dilution

All awards are made under plans that incorporate dilution limits as set out in the guidelines for share incentive schemes published by the Association of British Insurers. The current estimated dilution from subsisting executive awards is approximately 3.1% of the Company’s share capital at 31 March 2012 (3.1% at 31 March 2011), whilst from all employee share awards it is approximately 0.3% (0.3% at 31 March 2011). This gives a total dilution of 3.4% (3.4% at 31 March 2011).

Funding

A mixture of newly issued shares, treasury shares and shares purchased in the market by the employee benefit trust are used to satisfy share-based awards. This policy is kept under review.

TSR performance

The following chart is included in order to be compliant with the requirements of the large and medium sized companies and Groups (Accounts and Reports) Regulations 2008. Data was provided by FTSE and DataStream and shows performance of the Company relative to the FTSE 100 index over a five year period, of which we were a constituent throughout the year. It should be noted that the payout from the long-term incentive plan is based on the TSR performance shown in the graph on page 77 and not on the graph below.

Vodafone Group Plc	83
Annual Report 2012

Information for executive directors

Remuneration for the year ended 31 March 2012

This table1 shows the remuneration of the executive directors during the year in the currently prescribed format. The table on page 76 includes a value for GLTI payments. All other numbers are identical.

	2012 £’000	Vittorio Colao 2011 £’000	2012 £’000	Andy Halford 2011 £’000	2012 £’000	Michel Combes 2011 £’000	2012 £’000	Stephen Pusey 2011 £’000
Salary/fees	1,099	1,043	700	694	785	763	569	538
GSTIP[2]	1,037	1,323	654	869	728	745	537	683
Cash in lieu of GLTI dividends	545	92	333	70	326	–	110	29
Cash in lieu of pension	330	313	210	208	236	229	171	161
Benefits /other[3]	24	55	30	27	25	22	21	31
Total	3,035	2,826	1,927	1,868	2,100	1,759	1,408	1,442

Notes:

[1]	The information in this table is audited.
[2]	Payments are made in June following the end of the financial year.
[3]	Includes amounts in respect of cost of living allowance, private healthcare and car allowance.

The aggregate remuneration we paid to our Executive Committee (other than our executive directors) for services for the year ended 31 March 2012 is set out below.

	2012 £’000	2011 £’000
Salaries/fees	2,822	3,151
GSTIP[1]	2,758	4,081
Cash in lieu of GLTI dividends	490	89
Cash in lieu of pension	747	456
Benefits/other	169	799
Total	6,986	8,576

Note:

[1]	Comprises the incentive scheme information for the Executive Committee members on an equivalent basis to that disclosed for executive directors at the beginning of the report. Details of share incentives awarded to directors and other members of the Executive Committee are included in footnotes to “Directors’ interests in the shares of the Company – Long-term incentives” on page 84.

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

Pension benefits earned by the director in the year ended 31 March 2012 were:

	Total accrued benefit at 31 March 2012[1] £’000	Change in accrued benefit over the year[1] £’000	Transfer value at 31 March 2011[2] £’000	Transfer value at 31 March 2012[2] £’000	Change in transfer value over year less member contributions £’000	Change in accrued benefit in excess of inflation[3] £’000	Transfer value of change in accrued benefit net of member contributions £’000	Employer allocation/ contribution to defined contribution plans £’000
Andy Halford	18.7	0.9	701.2	846.9	145.7	(0.1)	(4.8)	–

Notes:
[1]	Andy Halford took the opportunity to take early retirement from the pension scheme due to the closure of the scheme on 31 March 2010 (aged 51 years). In accordance with the scheme rules, his accrued pension at this date was reduced with an early retirement factor for four years to reflect the fact that his pension is being paid before age 55 and is therefore expected to be paid out for a longer period of time. In addition, Andy Halford exchanged part of his early retirement pension at 31 March 2010 for a tax-free cash lump sum of £118,660. The pension in payment at 31 March 2010 was £17,800 per year, and this increased on 1 April 2011 by 5%, in line with the scheme rules, to £18,700 per year and remained so at 31 March 2012, as shown above. No member contributions are payable as Andy Halford is in receipt of his pension.
[2]	The transfer value at 31 March 2012 has been calculated on the basis and methodology set by the trustees after taking actuarial advice, as set out in the papers entitled “Calculation of cash equivalent transfer values” dated January 2011 and “Sex-specific actuarial factor” dated March 2011. No director elected to pay additional voluntary contributions. The transfer value disclosed above does not represent a sum paid or payable to the individual director. Instead it represents a potential liability of the pension scheme.
[3]	Inflation has been taken as the increase in the retail price index over the year to 30 September 2011.

In respect of the Executive Committee, the Group has made aggregate contributions of £100,000 (2011: £508,600) into defined contribution pension schemes.

Vodafone Group Plc	84
Annual Report 2012

Directors’ remuneration (continued)

Directors’ interests in the shares of the Company – long-term incentives

Performance shares

GLTI conditional share awards granted to executive directors for the relevant financial years are shown below. It is important to note that the figures shown in the first two columns represent the maximum amount which could vest at the end of the relevant three year performance period. In order to participate in these plans, executives have had to invest personal shares with a combined value of: £3,342,473 (Vittorio Colao); £2,035,516 (Andy Halford); £1,118,582 (Michel Combes); and £762,856 (Stephen Pusey). The total value is calculated using the closing mid-market share price on 31 March 2012 of 172.2 pence.

	Total interest in performance shares at 1 April 2011 or date of appointment	Shares conditionally awarded during the 2012 financial year[1]	Shares forfeited during the 2012 financial year[2]	Shares vested during the 2012 financial year[2]	Total interest in performance shares at 31 March 2012	Total value	Market price at date awards granted	Vesting date

	Number of shares	Number of shares	Number of shares	Number of shares	Number of shares	£’000	Pence
Vittorio Colao
2008 – Base award	4,126,587	–	(2,863,852)	(1,262,735)	–	–	129.95	Jul 2011
2008 – Match award	3,001,154	–	(2,082,801)	(918,353)	–	–	129.95	Jul 2011
2009 – Base award	4,564,995	–	–	–	4,564,995	7,861	117.47	Jun 2012
2009 – Match award	1,817,866	–	–	–	1,817,866	3,130	117.47	Jun 2012
2010 – Base award	4,097,873	–	–	–	4,097,873	7,057	142.94	Jun 2013
2010 – Match award	2,980,271	–	–	–	2,980,271	5,132	142.94	Jun 2013
2011 – Base award	–	3,740,808	–	–	3,740,808	6,442	163.20	Jun 2014
2011 – Match award	–	2,720,588	–	–	2,720,588	4,685	163.20	Jun 2014
Total	20,588,746	6,461,396	(4,946,653)	(2,181,088)	19,922,401	34,307

Andy Halford
2008 – Base award	2,282,447	–	(1,584,019)	(698,428)	–	–	129.95	Jul 2011
2008 – Match award	2,074,952	–	(1,440,017)	(634,935)	–	–	129.95	Jul 2011
2009 – Base award	2,524,934	–	–	–	2,524,934	4,348	117.47	Jun 2012
2009 – Match award	1,676,756	–	–	–	1,676,756	2,887	117.47	Jun 2012
2010 – Base award	2,154,750	–	–	–	2,154,750	3,710	142.94	Jun 2013
2010 – Match award	1,958,863	–	–	–	1,958,863	3,373	142.94	Jun 2013
2011 – Base award	–	1,887,254	–	–	1,887,254	3,250	163.20	Jun 2014
2011 – Match award	–	756,036	–	–	756,036	1,302	163.20	Jun 2014
Total	12,672,702	2,643,290	(3,024,036)	(1,333,363)	10,958,593	18,870

Michel Combes
2008 – Base award	2,589,782	–	(1,797,309)	(792,473)	–	–	129.95	Feb 2012
2008 – Match award	736,919	–	(511,422)	(225,497)	–	–	129.95	Feb 2012
2009 – Base award	2,771,771	–	–		2,771,771	4,773	117.47	Jun 2012
2009 – Match award	533,854	–	–	–	533,854	919	117.47	Jun 2012
2010 – Base award	2,370,225	–	–	–	2,370,225	4,082	142.94	Jun 2013
2010 – Match award	1,144,116	–	–	–	1,144,116	1,970	142.94	Jun 2013
2011 – Base award	–	2,129,901	–	–	2,129,901	3,668	163.20	Jun 2014
2011 – Match award	–	876,531	–	–	876,531	1,509	163.20	Jun 2014
Total	10,146,667	3,006,432	(2,308,731)	(1,017,970)	9,826,398	16,921

Stephen Pusey
2008 – Base award	942,132	–	(653,840)	(288,292)	–	–	129.95	Jul 2011
2008 – Match award	500,844	–	(347,586)	(153,258)	–	–	129.95	Jul 2011
2009 – Base award	1,872,818	–	–	–	1,872,818	3,225	117.47	Jun 2012
2009 – Match award	510,879	–	–	–	510,879	880	117.47	Jun 2012
2010 – Base award	1,693,018	–	–	–	1,693,018	2,915	142.94	Jun 2013
2010 – Match award	571,097	–	–	–	571,097	983	142.94	Jun 2013
2011 – Base award	–	1,550,245	–	–	1,550,245	2,670	163.20	Jun 2014
2011 – Match award	–	612,745	–	–	612,745	1,055	163.20	Jun 2014
Total	6,090,788	2,162,990	(1,001,426)	(441,550)	6,810,802	11,728

Notes:

[1]	The awards were granted during the year under the Vodafone GIP using the closing share price on the day before the grant which was 163.2 pence. These awards have a performance period running from 1 April 2011 to 31 March 2014. The performance conditions are a matrix of adjusted free cash flow performance and relative TSR. The vesting date will be in June 2014.
[2]	Shares granted on 29 July 2008 vested on 29 July 2011. The performance conditions on these awards were a matrix of adjusted free cash flow performance and relative TSR, and the resulting vesting was 30.6% of maximum. The share price on the vesting date was 171.7 pence.

The aggregate number of shares conditionally awarded during the year to the Executive Committee, other than the executive directors, was 10,865,023 shares. The performance and vesting conditions on the shares awarded in the year are based on a matrix of adjusted free cash flow performance and relative TSR.

Vodafone Group Plc	85
Annual Report 2012

Share options

No share options have been granted to directors during the year. The following information summarises the executive directors’ options under the Vodafone Group 2008 Sharesave Plan (‘SAYE’), the Vodafone Group Plc 1999 Long-Term Stock Incentive Plan (‘LTSIP’) and the Vodafone Global Incentive Plan (‘GIP’). HMRC approved awards may be made under all of the schemes mentioned. No other directors have options under any of these schemes.

Options under the Vodafone Group 2008 Sharesave Plan were granted at a discount of 20% to the market value of the shares at the time of the grant. No other options may be granted at a discount.

		At 1 April 2011 or date of appointment	Options granted during the 2012 financial year	Options exercised during the 2012 financial year	Options lapsed during the 2012 financial year	Options held at 31 March 2012	Option price	Date from which exercisable		Market price on exercise

	Grant date	Number of shares	Number of shares	Number of shares	Number of shares	Number of shares	Pence[1]		Expiry date	Pence
Vittorio Colao
GIP	Nov 2006	3,472,975	–	–	–	3,472,975	135.50	Nov 2009	Nov 2016	–
GIP[2]	Jul 2007	3,003,575	–	–	–	3,003,575	167.80	Jul 2010	Jul 2017	–
SAYE	Jul 2009	16,568	–	–	–	16,568	93.85	Sep 2014	Feb 2015	–
Total		6,493,118	–	–	–	6,493,118

Andy Halford
LTSIP	Jul 2001	152,400	–	(152,400)	–		151.56	Jul 2004	Jul 2011	163.3
LTSIP	Jul 2005	1,291,326	–	–	–	1,291,326	145.25	Jul 2008	Jul 2015	–
GIP[2]	Jul 2007	2,295,589	–	–	–	2,295,589	167.80	Jul 2010	Jul 2017	–
SAYE	Jul 2009	9,669	–	–	–	9,669	93.85	Sep 2012	Feb 2013	–
Total		3,748,984	–	(152,400)		3,596,584

Michel Combes
SAYE	Jul 2009	9,669	–	–	–	9,669	93.85	Sep 2012	Feb 2013	–
Total		9,669	–	–	–	9,669

Stephen Pusey
GIP	Sep 2006	1,034,259	–	–	–	1,034,259	113.75	Sep 2009	Aug 2016	–
GIP[2]	Jul 2007	947,556	–	–	–	947,556	167.80	Jul 2010	Jul 2017	–
SAYE	Jul 2009	9,669	–	–	–	9,669	93.85	Sep 2012	Feb 2013	–
Total		1,991,484	–	–	–	1,991,484

Notes:

[1]	The closing mid-market share price on 31 March 2012 was 172.2 pence. The highest mid-market share price during the year was 183.9 pence and the lowest price was 154.0 pence.
[2]	The performance condition on these options is a three year cumulative growth in adjusted earnings per share. The options vested at 100% on 24 July 2010.

Non-executive directors’ remuneration

The remuneration of non-executive directors is reviewed annually by the Chairman following consultation with the Remuneration Committee Chairman. Our policy is to pay competitively for the role including consideration of the time commitment required. In this regard, the fees are benchmarked against a comparator group of the FTSE 15 companies. Following the 2012 review there will be no increases to the fees of non-executive directors.

Position/role	Fee payable (£‘000) From 1 April 2012
Chairman[1]	600
Deputy Chairman	175
Non-executive director	115
Chairmanship of Audit and Risk Committee	25
Chairmanship of Remuneration Committee	25

Note:

[1]	The Chairman’s fee also includes the fee for the Chairmanship of the Nominations and Governance Committee.

In addition, an allowance of £6,000 is payable each time a non-Europe based non-executive director is required to travel to attend Board and committee meetings to reflect the additional time commitment involved.

Details of each non-executive director’s remuneration for the 2012 financial year are included in the table on page 86.

Non-executive directors do not participate in any incentive or benefit plans. The Company does not provide any contribution to their pension arrangements. The Chairman is entitled to use of a car and a driver whenever and wherever he is providing his services to or representing the Company.

Vodafone Group Plc	86
Annual Report 2012

Directors’ remuneration (continued)

Chairman and non-executive director service contracts

Gerard Kleisterlee became Chairman on the 26 July 2011, succeeding Sir John Bond who stepped down following the AGM.

Non-executive directors, including the Deputy Chairman, are engaged on letters of appointment that set out their duties and responsibilities. The appointment of non-executive directors may be terminated without compensation. Non-executive directors are generally not expected to serve for a period exceeding nine years. For further information refer to “Nomination and Governance Committee” on page 68.

The terms and conditions of appointment of non-executive directors are available for inspection at the Company’s registered office during normal business hours and at the AGM (for 15 minutes prior to the meeting and during the meeting).

	Date of letter of appointment	Date of election/re-election
John Buchanan	28 April 2003	AGM 2012
Renee James	1 January 2011	AGM 2012
Alan Jebson	7 November 2006	AGM 2012
Samuel Jonah	9 March 2009	AGM 2012
Gerard Kleisterlee	1 April 2011	AGM 2012
Nick Land	7 November 2006	AGM 2012
Anne Lauvergeon	20 September 2005	AGM 2012
Luc Vandevelde	24 June 2003	AGM 2012
Anthony Watson	6 February 2006	AGM 2012
Philip Yea	14 July 2005	AGM 2012

Information for non-executive directors serving during the year ended 31 March 2012

	000000	000000	000000	000000	000000	000000
		Salary/fees		Benefits		Total
	2012 £’000	2011 £’000	2012 £’000	2011 £’000	2012 £’000	2011 £’000
Chairman
Sir John Bond (retired 26 July 2011)	200	600	1	3	201	603
Gerard Kleisterlee	438	–	–	–	438	–
Deputy Chairman
John Buchanan	175	162	–	–	175	162
Non-executive directors
Renee James[1]	139	35	–	–	139	35
Alan Jebson[1]	145	151	–	–	145	151
Samuel Jonah[1]	139	151	–	–	139	151
Nick Land	140	140	–	–	140	140
Anne Lauvergeon	115	115	–	–	115	115
Luc Vandevelde	140	135	–	–	140	135
Anthony Watson	115	115	–	–	115	115
Philip Yea	115	115	–	–	115	115
Former non-executive directors
Simon Murray (retired 26 July 2010)	–	38	–	–	–	38
Total	1,861	1,757	1	3	1,862	1,760

Note:

[1]	Salary/fees include travel allowances.

Vodafone Group Plc	87
Annual Report 2012

Beneficial interests

The beneficial interests of directors and their connected persons in the ordinary shares of the Company, which includes interests in the Vodafone Share Incentive Plan, but which excludes interests in the Vodafone Group share option schemes, and the Vodafone Group short-term or long-term incentives, are shown below:

	21 May 2012	31 March 2012	1 April 2011 or date of appointment
John Buchanan	239,361	239,361	222,223
Vittorio Colao	3,354,896	3,354,896	2,307,663
Andy Halford	2,527,943	2,527,649	2,335,622
Michel Combes	1,379,398	1,379,104	670,297
Stephen Pusey	698,264	698,264	544,733
Renee James	50,000	50,000	50,000
Alan Jebson	82,340	82,340	82,340
Samuel Jonah	55,350	55,350	55,350
Gerard Kleisterlee[1]	100,000	100,000	–
Nick Land	35,000	35,000	35,000
Anne Lauvergeon	28,936	28,936	28,936
Luc Vandevelde	90,478	90,478	89,030
Anthony Watson	115,000	115,000	115,000
Philip Yea	61,249	61,249	61,249

Note:

[1]	Non-executive directors appointed to the Board during the financial year are as follows: Gerard Kleisterlee 1 April 2011.

At 31 March 2012 and during the period from 1 April 2012 to 21 May 2012, no director had any interest in the shares of any subsidiary company. Other than those individuals included in the table above who were Board members at 31 March 2012, members of the Group’s Executive Committee at 31 March 2012 had an aggregate beneficial interest in 4,274,128 ordinary shares of the Company. At 21 May 2012 the directors had an aggregate beneficial interest in 8,818,215 ordinary shares of the Company and the Executive Committee members had an aggregate beneficial interest in 4,274,716 ordinary shares of the Company. None of the directors or the Executive Committee members had an individual beneficial interest amounting to greater than 1% of the Company’s ordinary shares.

Interests in share options of the Company

At 21 May 2012 there had been no change to the directors’ interests in share options from 31 March 2012 (see page 85).

Other than those individuals included in the table above, at 21 May 2012 members of the Group’s Executive Committee held options for 2,592,271 ordinary shares at prices ranging from 115.3 pence to 167.8 pence per ordinary share, with a weighted average exercise price of 162.2 pence per ordinary share exercisable at dates ranging from July 2008 to July 2017.

John Buchanan, Renee James, Alan Jebson, Samuel Jonah, Gerard Kleisterlee, Nick Land, Anne Lauvergeon, Luc Vandevelde, Anthony Watson and Philip Yea held no options at 21 May 2012.

Directors’ interests in contracts

None of the current directors had a material interest in any contract of significance to which the Company or any of its subsidiaries was a party during the financial year.

Luc Vandevelde

On behalf of the Board

22 May 2012

Vodafone Group Plc	88
Annual Report 2012

Contents

89	Directors’ statement of responsibility
90	Audit report on internal controls
91	Critical accounting estimates
93	Audit report on the consolidated financial statements
94	Consolidated financial statements
	94	Consolidated income statement
	94	Consolidated statement of comprehensive income
	95	Consolidated statement of financial position
	96	Consolidated statement of changes in equity
	97	Consolidated statement of cash flows
98	Notes to the consolidated financial statements:
	98	1.Basis of preparation
	98	2.Significant accounting policies
	106	3.Segment analysis
	108	4.Operating profit
	109	5.Investment income and financing costs
	109	6.Taxation
	112	7.Equity dividends
	112	8.Earnings per share
	113	9.Intangible assets
	115	10.Impairment
	118	11.Property, plant and equipment
	119	12.Principal subsidiaries
	120	13.Investments in joint ventures
	121	14.Investments in associates
	121	15.Other investments
	122	16.Inventory
	122	17.Trade and other receivables
	123	18.Cash and cash equivalents
	123	19.Called up share capital
	123	20.Share-based payments
	125	21.Capital and financial risk management
	129	22.Borrowings
	134	23.Post employment benefits
	136	24.Provisions
	137	25.Trade and other payables
	137	26.Disposals
	138	27.Reconciliation of net cash flow from operating activities
	138	28.Commitments
	139	29.Contingent liabilities
	140	30.Directors and key management compensation
	141	31.Related party transactions
	142	32.Employees
	142	33.Subsequent events

143	This page is intentionally left blank.
144	This page is intentionally left blank.
145	This page is intentionally left blank.
	145	1.This page is intentionally left blank.
	145	2.This page is intentionally left blank.
	146	3.This page is intentionally left blank.
	147	4.This page is intentionally left blank.
	147	5.This page is intentionally left blank.
	147	6.This page is intentionally left blank.
	147	7.This page is intentionally left blank.
	148	8.This page is intentionally left blank.
	148	9.This page is intentionally left blank.
	149	10.This page is intentionally left blank.
	149	11.This page is intentionally left blank.
	B-1	Separate financial statements required by Rule 3-09 of Regulation S-X
	B-3	Report of Independent Registered Public Accounting Firm

	Vodafone Group Plc	89
Annual Report 2012

Directors’ statement of responsibility

Financial statements and accounting records

Company law of England and Wales requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group at the end of the financial year and of the profit or loss of the Group for that period. In preparing those financial statements the directors are required to:

g	select suitable accounting policies and apply them consistently;

g	make judgements and estimates that are reasonable and prudent;

g

state whether the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the IASB, in accordance with IFRS as adopted for use in the EU and Article 4 of the EU IAS Regulations;

g	state for the Company financial statements whether applicable UK accounting standards have been followed; and

g	prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

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

Directors’ responsibility statement

The Board confirms to the best of its knowledge:

g

the consolidated financial statements, prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘lASB’) and IFRS as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group; and

g

the directors’ report includes a fair review of the development and performance of the business and the position of the Group together with a description of the principal risks and uncertainties that it faces.

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

Going concern

After reviewing the Group’s and Company’s budget for the next financial year, and other longer term plans, the directors are satisfied that, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements. Further detail is included within liquidity and capital resources on pages 55 to 59 and notes 21 and 22 to the consolidated financial statements which include disclosure in relation to the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk.

Management’s report on internal control over financial reporting

As required by section 404 of the Sarbanes-Oxley Act management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group.

The Group’s internal control over financial reporting includes policies and procedures that:

g	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets;

g

are designed to provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS, as adopted by the EU and IFRS as issued by the IASB, and that receipts and expenditures are being made only in accordance with authorisation of management and the directors of the Company; and

g

provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Group’s assets that could have a material effect on the financial statements.

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

Management has assessed the effectiveness of the internal control over financial reporting at 31 March 2012 based on the Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’). Based on management’s assessment management has concluded that the internal control over financial reporting was effective at 31 March 2012.

Management has excluded from its assessment the internal control over financial reporting of entities which are accounted for under the equity method, including Verizon Wireless, because the Group does not have the ability to dictate or modify the controls at these entities and does not have the ability to assess, in practice, the controls at these entities. Accordingly, the internal controls of these entities, which contributed a net profit of £4,963 million (2011: £5,059 million) to the profit for the financial year, have not been assessed, except relating to controls over the recording of amounts relating to the investments that are recorded in the Group’s consolidated financial statements.

During the period covered by this document there were no changes in the Group’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of the internal controls over financial reporting.

The Group’s internal control over financial reporting at 31 March 2012 has been audited by Deloitte LLP, an independent registered public accounting firm who also audit the Group’s consolidated financial statements. Their audit report on internal control over financial reporting is on page 90.

By Order of the Board

Rosemary Martin

Company Secretary

22 May 2012

Vodafone Group Plc	90
Annual Report 2012

Audit report on internal controls

Report of independent registered public accounting firm to the members of Vodafone Group Plc

We have audited the internal control over financial reporting of Vodafone Group Plc and subsidiaries and applicable joint ventures (the ‘Group’) as of 31 March 2012 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in management’s report on internal control over financial reporting, management has excluded from its assessment the internal control over financial reporting of those entities that are accounted for under the equity method, including Verizon Wireless, because the Group does not have the ability to dictate or modify controls at these entities and does not have the ability to assess, in practice, the controls at these entities. Accordingly, the internal control over financial reporting of these entities, which contributed a net profit of £4,963 million to the profit for the financial year, have not been assessed, except relating to the Group’s controls over the recording and related disclosures of amounts relating to the investments that are recorded in the consolidated financial statements.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 March 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Group as of and for the year ended 31 March 2012, prepared in conformity with International Financial Reporting Standards (‘IFRS’), as adopted by the European Union and IFRS as issued by the International Accounting Standards Board. Our report dated 22 May 2012 expressed an unqualified opinion on those financial statements.

Deloitte LLP

London

United Kingdom

22 May 2012

	Vodafone Group Plc	91
Annual Report 2012

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

Management has discussed its critical accounting estimates and associated disclosures with the Company’s Audit and Risk Committee.

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

g	growth in adjusted EBITDA, calculated as adjusted operating profit before depreciation and amortisation;

g	timing and quantum of future capital expenditure;

g	long-term growth rates; and

g	the selection of discount rates to reflect the risks involved.

The Group prepares and approves formal five year management plans for its operations, which are used in the value in use calculations. In certain developing markets the fifth year of the management plan may not be indicative of the long-term future performance as operations may not have reached maturity. For these operations, the Group extends the plan data for an additional five year period.

For businesses where the five year management plans are used for the Group’s value in use calculations, a long-term growth rate into perpetuity has been determined as the lower of:

g	the nominal GDP rates for the country of operation; and

g	the long-term compound annual growth rate in adjusted EBITDA in years six to ten estimated by management.

For businesses where the plan data is extended for an additional five years for the Group’s value in use calculations, a long-term growth rate into perpetuity has been determined as the lower of:

g	the nominal GDP rates for the country of operation; and

g	the compound annual growth rate in adjusted EBITDA in years nine to ten of the management plan.

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

The complexity of the Group’s structure makes the degree of estimation and judgement more challenging. The resolution of issues is not always within the control of the Group and it is often dependent on the efficiency of the legal processes in the relevant taxing jurisdictions in which the Group operates. Issues can, and often do, take many years to resolve. Payments in respect of tax liabilities for an accounting period result from payments on account and on the final resolution of open items. As a result there can be substantial differences between the tax charge in the consolidated income statement and tax payments.

Recognition of deferred tax assets

The recognition of deferred tax assets is based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in the future against which the reversal of temporary differences can be deducted. To determine the future taxable profits, reference is made to the latest available profit forecasts. Where the temporary differences are related to losses, relevant tax law is considered to determine the availability of the losses to offset against the future taxable profits.

Significant items on which the Group has exercised accounting judgement include recognition of a deferred tax asset in respect of losses in Germany (see note 6 of the consolidated financial statements) and the recognition of a deferred tax asset in respect of losses in Luxembourg (see note 6 to the consolidated financial statements). The amounts recognised in the consolidated financial statements in respect of each matter are derived from the Group’s best estimation and judgement as described above.

Vodafone Group Plc	92
Annual Report 2012

Critical accounting estimates (continued)

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

On the acquisition of mobile network operators the identifiable intangible assets may include licences, customer bases and brands. The fair value of these assets is determined by discounting estimated future net cash flows generated by the asset where no active market for the assets exists. The use of different assumptions for the expectations of future cash flows and the discount rate would change the valuation of the intangible assets.

The relative size of the Group’s intangible assets, excluding goodwill, makes the judgements surrounding the estimated useful lives critical to the Group’s financial position and performance.

At 31 March 2012 intangible assets, excluding goodwill, amounted to £21,164 million (2011: £23,322 million) and represented 15.2% (2011: 15.4%) of the Group’s total assets.

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

Capitalised software

The useful life is determined by management at the time the software is acquired and brought into use and is regularly reviewed for appropriateness. For computer software licences, the useful life represents management’s view of expected term over which the Group will receive benefits from the software, but not exceeding the licence term. For unique software products controlled by the Group, the life is based on historical experience with similar products as well as anticipation of future events which may impact their life such as changes in technology. Historically changes in useful lives have not resulted in material changes to the Group’s amortisation charge.

Property, plant and equipment

Property, plant and equipment also represent a significant proportion of the asset base of the Group being 13.4% (2011:13.3%) of the Group’s total assets. Therefore the estimates and assumptions made to determine their carrying value and related depreciation are critical to the Group’s financial position and performance.

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

Vodafone Group Plc	93
Annual Report 2012
Audit report on the consolidated financial statements

Report of independent registered accounting firm to the Board of Directors and Shareholders of Vodafone Group Plc

We have audited the accompanying consolidated statements of financial position of Vodafone Group plc and subsidiaries (the “Company”) as of 31 March 2012 and 31 March 2011, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the three years in the period ended 31 March 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 March 2012 and 31 March 2011, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2012, in conformity with International Financial Reporting Standards (‘IFRS’) as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board (‘lASB’).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Company’s internal control over financial reporting as at 31 March 2012, based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 22 May 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte LLP

London

United Kingdom

22 May 2012

Vodafone Group Plc	94
Annual Report 2012

Consolidated income statement
for the years ended 31 March

	Note	2012 £m	2011 £m	2010 £m
Revenue	3	46,417	45,884	44,472
Cost of sales		(31,546)	(30,814)	(29,439)
Gross profit		14,871	15,070	15,033
Selling and distribution expenses		(3,227)	(3,067)	(2,981)
Administrative expenses		(5,075)	(5,300)	(5,328)
Share of result in associates	14	4,963	5,059	4,742
Impairment losses	10	(4,050)	(6,150)	(2,100)
Other income and expense	26	3,705	(16)	114
Operating profit	4	11,187	5,596	9,480
Non-operating income and expense	15	(162)	3,022	(10)
Investment income	5	456	1,309	716
Financing costs	5	(1,932)	(429)	(1,512)
Profit before taxation		9,549	9,498	8,674
Income tax expense	6	(2,546)	(1,628)	(56)
Profit for the financial year		7,003	7,870	8,618
Attributable to:
– Equity shareholders		6,957	7,968	8,645
– Non-controlling interests		46	(98)	(27)
		7,003	7,870	8,618
Basic earnings per share	8	13.74p	15.20p	16.44p
Diluted earnings per share	8	13.65p	15.11p	16.36p

Consolidated statement of comprehensive income

for the years ended 31 March

	2012 £m	2011 £m	2010 £m
(Losses)/gains on revaluation of available-for-sale investments, net of tax	(17)	310	206
Foreign exchange translation differences, net of tax	(3,673)	(2,132)	(1,021)
Net actuarial (losses)/gains on defined benefit pension schemes, net of tax	(272)	136	(104)
Revaluation gain	–	–	860
Foreign exchange gains transferred to the income statement	(681)	(630)	(84)
Fair value (gains)/losses transferred to the income statement	–	(2,192)	3
Other, net of tax	(10)	19	67
Other comprehensive loss	(4,653)	(4,489)	(73)
Profit for the financial year	7,003	7,870	8,618
Total comprehensive income for the year	2,350	3,381	8,545
Attributable to:
– Equity shareholders	2,383	3,567	8,312
– Non-controlling interests	(33)	(186)	233
	2,350	3,381	8,545

The accompanying notes are an integral part of these consolidated financial statements.

	Vodafone Group Plc	95
Annual Report 2012
Consolidated statement of financial position
at 31 March

	Note	2012 £m	2011 £m
Non-current assets
Goodwill	9	38,350	45,236
Other intangible assets	9	21,164	23,322
Property, plant and equipment	11	18,655	20,181
Investments in associates	14	35,108	38,105
Other investments	15	791	1,381
Deferred tax assets	6	1,970	2,018
Post employment benefits	23	31	97
Trade and other receivables	17	3,482	3,877
		119,551	134,217

Current assets
Inventory	16	486	537
Taxation recoverable		334	281
Trade and other receivables	17	10,744	9,259
Other investments	15	1,323	674
Cash and cash equivalents	18	7,138	6,252
		20,025	17,003
Total assets		139,576	151,220

Equity
Called up share capital	19	3,866	4,082
Additional paid-in capital		154,123	153,760
Treasury shares		(7,841)	(8,171)
Retained losses		(84,184)	(77,661)
Accumulated other comprehensive income		10,971	15,545
Total equity shareholders’ funds		76,935	87,555

Non-controlling interests		2,090	2,880
Put options over non-controlling interests		(823)	(2,874)
Total non-controlling interests		1,267	6
Total equity		78,202	87,561

Non-current liabilities
Long-term borrowings	22	28,362	28,375
Taxation liabilities		250	350
Deferred tax liabilities	6	6,597	6,486
Post employment benefits	23	337	87
Provisions	24	479	482
Trade and other payables	25	1,324	804
		37,349	36,584
Current liabilities
Short-term borrowings	22	6,258	9,906
Taxation liabilities		1,898	1,912
Provisions	24	633	559
Trade and other payables	25	15,236	14,698
		24,025	27,075
Total equity and liabilities		139,576	151,220

The consolidated financial statements were approved by the Board of directors and authorised for issue on 22 May 2012 and were signed on its behalf by:

Vittorio Colao	Andy Halford
Chief Executive	Chief Financial Officer

The accompanying notes are an integral part of these consolidated financial statements.

Vodafone Group Plc	96
Annual Report 2012

Consolidated statement of changes in equity
for the years ended 31 March

		Additional paid-in capital[1] £m				Other comprehensive income					Equity share- holders’ funds £m	Non- controlling interests £m
	Share capital £m			Treasury shares £m	Retained losses £m	Currency reserve £m	Pensions reserve £m	Investment reserve £m	Revaluation surplus £m	Other £m			Total £m
1 April 2009	4,153	153,348		(8,036)	(83,820)	18,451	(259)	2,148	180	(3)	86,162	(1,385)	84,777
Issue or reissue of shares	–	–		189	(119)	–	–	–	–	–	70	–	70
Share-based payment	–	161	[2]	–	–	–	–	–	–	–	161	–	161
Acquisition of non-controlling interest	–	–		–	(133)	–	–	–	–	–	(133)	1,636	1,503
Comprehensive income	–	–		–	8,645	(1,365)	(104)	209	860	67	8,312	233	8,545
Profit/(loss)	–	–		–	8,645	–	–	–	–	–	8,645	(27)	8,618
OCI–before tax	–	–		–	–	(1,320)	(149)	377	860	79	(153)	260	107
OCI–taxes	–	–		–	–	39	45	(171)	–	(12)	(99)	–	(99)
Transfer to the income statement	–	–		–	–	(84)	–	3	–	–	(81)	–	(81)
Dividends	–	–		–	(4,131)	–	–	–	–	–	(4,131)	(56)	(4,187)
Other	–	–		37	(97)	–	–	–	–	–	(60)	1	(59)
31 March 2010	4,153	153,509		(7,810)	(79,655)	17,086	(363)	2,357	1,040	64	90,381	429	90,810

Issue or reissue of shares	–	–		232	(125)	–	–	–	–	–	107	–	107
Redemption or cancellation of shares	(71)	71		1,532	(1,532)	–	–	–	–	–	–	–	–
Purchase of own shares	–	–		(2,125)	–	–	–	–	–	–	(2,125)	–	(2,125)
Share-based payment	–	180	[2]	–	–	–	–	–	–	–	180	–	180
Acquisition of non-controlling interest	–	–		–	(120)	–	–	–	–	–	(120)	35	(85)
Comprehensive income	–	–		–	7,968	(2,669)	136	(1,882)	–	14	3,567	(186)	3,381
Profit/(loss)	–	–		–	7,968	–	–	–	–	–	7,968	(98)	7,870
OCI–before tax	–	–		–	–	(2,053)	190	347	–	14	(1,502)	(88)	(1,590)
OCI–taxes	–	–		–	–	14	(54)	(37)	–	–	(77)	–	(77)
Transfer to the income statement	–	–		–	–	(630)	–	(2,192)[3]	–	–	(2,822)	–	(2,822)
Dividends	–	–		–	(4,468)	–	–	–	–	–	(4,468)	(328)	(4,796)
Other	–	–		–	271	–	–	(238)	–	–	33	56	89
31 March 2011	4,082	153,760		(8,171)	(77,661)	14,417	(227)	237	1,040	78	87,555	6	87,561

Issue or reissue of shares	–	2		277	(208)	–	–	–	–	–	71	–	71
Redemption or cancellation of shares	(216)	216		4,724	(4,724)	–	–	–	–	–	–	–	–
Purchase of own shares	–	–		(4,671)[4]	–	–	–	–	–	–	(4,671)	–	(4,671)
Share-based payment	–	145	[2]	–	–	–	–	–	–	–	145	–	145
Acquisition of non-controlling interest	–	–		–	(1,908)	–	–	–	–	–	(1,908)	1,599	(309)
Comprehensive income	–	–		–	6,957	(4,279)	(272)	(17)	–	(6)	2,383	(33)	2,350
Profit	–	–		–	6,957	–	–	–	–	–	6,957	46	7,003
OCI–before tax	–	–		–	–	(3,629)	(365)	(17)	–	(14)	(4,025)	(71)	(4,096)
OCI–taxes	–	–		–	–	31	93	–	–	8	132	(8)	124
Transfer to the income statement	–	–		–	–	(681)	–	–	–	–	(681)	–	(681)
Dividends	–	–		–	(6,654)	–	–	–	–	–	(6,654)	(305)	(6,959)
Other	–	–		–	14	–	–	–	–	–	14	–	14
31 March 2012	3,866	154,123		(7,841)	(84,184)	10,138	(499)	220	1,040	72	76,935	1,267	78,202

Notes:

[1]	Includes share premium, capital redemption reserve and merger reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of lFRS.
[2]	Includes a £2 million tax credit (2011: £24 million, 2010: £11 million).
[3]	Amounts for 2011 include a £208 million tax credit.
[4]	Amount includes a commitment for the purchase of own shares of £1,091 million (2011:£nil).

	Vodafone Group Plc	97
Annual Report 2012
Consolidated statement of cash flows
for the years ended 31 March

	Note	2012 £m	2011 £m	2010 £m
Net cash flow from operating activities	27	12,755	11,995	13,064

Cash flows from investing activities
Purchase of interests in subsidiaries and joint ventures, net of cash acquired		(149)	(46)	(1,777)
Other investing activities in relation to purchase of subsidiaries		310	(356)	–
Purchase of interests in associates		(5)	–	–
Purchase of intangible assets		(3,090)	(4,290)	(2,134)
Purchase of property, plant and equipment		(4,762)	(4,350)	(4,841)
Purchase of investments		(417)	(318)	(522)
Disposal of interests in subsidiaries and joint ventures, net of cash disposed		832	–	–
Disposal of interests in associates		6,799	–	–
Disposal of property, plant and equipment		117	51	48
Disposal of investments		66	4,467	17
Dividends received from associates		4,023	1,424	1,436
Dividends received from investments		3	85	141
Interest received		322	1,659	195
Taxation on investing activities		(206)	(208)	–
Net cash flow from investing activities		3,843	(1,882)	(7,437)

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares		71	107	70
Net movement in short-term borrowings		1,206	(573)	227
Proceeds from issue of long-term borrowings		1,642	4,861	4,217
Repayment of borrowings		(3,520)	(4,064)	(5,184)
Purchase of treasury shares		(3,583)	(2,087)	–
Equity dividends paid		(6,643)	(4,468)	(4,139)
Dividends paid to non-controlling shareholders in subsidiaries		(304)	(320)	(56)
Contributions from non-controlling shareholders in subsidiaries		–	–	613
Other transactions with non-controlling shareholders in subsidiaries		(2,605)	(137)	–
Interest paid		(1,633)	(1,578)	(1,601)
Net cash flow from financing activities		(15,369)	(8,259)	(5,853)

Net cash flow		1,229	1,854	(226)

Cash and cash equivalents at beginning of the financial year	18	6,205	4,363	4,846
Exchange loss on cash and cash equivalents		(346)	(12)	(257)
Cash and cash equivalents at end of the financial year	18	7,088	6,205	4,363

The accompanying notes are an integral part of these consolidated financial statements.

Vodafone Group Plc	98
Annual Report 2012
Notes to the consolidated financial statements

1. Basis of preparation

The consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board and are also prepared in accordance with IFRS adopted by the European Union (‘EU’), the Companies Act 2006 and Article 4 of the EUIAS Regulations. The consolidated financial statements are prepared on a going concern basis.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. For a discussion on the Group’s critical accounting estimates see “Critical accounting estimates” on pages 91 to 92. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Amounts in the consolidated financial statements are stated in pounds sterling.

Vodafone Group Plc is registered in England (No. 1833679).

2. Significant accounting policies

Accounting convention

The consolidated financial statements are prepared on a historical cost basis except for certain financial and equity instruments that have been measured at fair value.

New accounting pronouncements adopted

On 1 April 2011 the Group adopted new accounting policies to comply with:

g	“Improvements to IFRS” issued in May 2010.

g	Amendments to IAS 24 “State-controlled entities and the definition of a related party”.

g	Amendments to IFRIC14 “Prepayments on a minimum funding requirement”.

g	IFRIC 19 “Extinguishing financial liabilities with equity instruments”.

These changes have no material impact on the consolidated results, financial position or cash flows of the Group.

New accounting pronouncements not yet adopted

Phase I of IFRS 9 “Financial Instruments” was issued in November 2009 and has subsequently been updated and amended. The standard is effective for annual periods beginning on or after 1 January 2015 and has not yet been endorsed for use in the EU. The standard introduces changes to the classification and measurement of financial assets and the requirements relating to financial liabilities in relation to the presentation of changes in fair value due to credit risks and the removal of an exemption from measuring certain derivative liabilities at fair value. The Group is currently assessing the impact of the standard on its results, financial position and cash flows.

The Group has not adopted the following pronouncements, which have been issued by the IASB or the IFRIC. These pronouncements have not yet been endorsed for use in the EU. The Group does not currently believe the adoption of these pronouncements will have a material impact on the consolidated results, financial position or cash flows of the Group.

g	Amendments to IAS 1, “Presentation of items of other comprehensive income”, effective for annual periods beginning on or after 1 July 2012.

g	Amendment to IAS 12, “Deferred tax: recovery of underlying assets”, effective for annual periods beginning on or after 1 January 2012.

g	Amendments to IAS 32, “Offsetting financial assets and financial liabilities”, effective for annual periods beginning on or after 1 January 2014.

g	IFRIC 20, “Stripping costs in the production phase of a surface mine”, effective for annual periods beginning on or after 1 January 2013.

g	Amendment to IFRS 1, “Severe hyperinflation and removal of fixed dates for first-timer adopters”, effective for annual periods beginning on or after 1 July 2011.

g	Amendment to IFRS 1, “Government loans”, effective for annual periods beginning on or after 1 January 2013.

g	Amendments to IFRS 7, “Financial Instruments: Disclosure”, effective for annual periods beginning on or after 1 July 2011.

g	“Improvements to IFRS 2009 – 2011 Cycle”, effective for annual periods beginning on or after 1 January 2013.

Vodafone Group Plc	99
Annual Report 2012

The Group has also not adopted the following pronouncements which are effective for annual periods beginning on or after 1 January 2013 and have not yet been endorsed for use in the EU. The Group has not completed its assessment of the impact of these pronouncements on the consolidated results, financial position or cash flows of the Group. However, the Group currently expects that IFRS 11, “Joint Arrangements”, will have a material impact on the presentation of the Group’s interests in its joint ventures owing to the Group’s significant investments in joint ventures as discussed in note 13.

g

IFRS 10, “Consolidated Financial Statements”, which replaces parts of IAS 27, “Consolidated and Separate Financial Statements” and all of SIC-12, “Consolidation – Special Purpose Entities”, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The remainder of IAS 27, “Separate Financial Statements”, now contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates only when an entity prepares separate financial statements and is therefore not applicable in the Group’s consolidated financial statements.

g

IFRS 11, “Joint Arrangements”, which replaces IAS 31, “Interests in Joint Ventures” and SIC-13, “Jointly Controlled Entities – Non-monetary Contributions by Venturers”, requires a single method, known as the equity method, to account for interests in jointly controlled entities which is consistent with the accounting treatment currently applied to investments in associates. The proportionate consolidation method currently applied to the Group’s interests in joint ventures is prohibited. IAS 28, “Investments in Associates and Joint Ventures”, was amended as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investment in associates, it now sets out the requirements for the application of the equity method when accounting for joint ventures. The application of the equity method has not changed as a result of this amendment.

g

IFRS 12, “Disclosure of Interest in Other Entities”, is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The standard includes disclosure requirements for entities covered under IFRS 10 and IFRS 11.

g

IFRS 13, “Fair Value Measurement”, provides guidance on how fair value should be applied where its use is already required or permitted by other standards within IFRS, including a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS.

g

Amendments to IAS 19, “Employee benefits”, require a revised allocation of costs for defined benefit pension schemes between the income statement and other comprehensive income and prohibit the use of the “corridor approach” to spread the recognition of actuarial gains and losses, which is not used by the Group, and require a different measurement basis for asset returns. The amendments also include a revised definition of short- and long-term benefits to employees and revised criteria for the recognition of termination benefits.

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

Business combinations

Acquisitions of subsidiaries are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group. Acquisition-related costs are recognised in the income statement as incurred. The acquiree’s identifiable assets and liabilities are recognised at their fair values at the acquisition date.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree, if any, over the net amounts of identifiable assets acquired and liabilities assumed at the acquisition date.

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

Vodafone Group Plc	100
Annual Report 2012

Notes to the consolidated financial statements (continued)

2. Significant accounting policies (continued)

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

Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is denominated in the currency of the acquired entity and revalued to the closing rate at each reporting period date.

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

Vodafone Group Plc	101
Annual Report 2012

Software integral to a related item of hardware equipment is accounted for as property, plant and equipment.

Costs associated with maintaining computer software programs are recognised as an expense when they are incurred.

Internally developed software is recognised only if all of the following conditions are met:

g	an asset is created that can be separately identified;

g	it is probable that the asset created will generate future economic benefits; and

g	the development cost of the asset can be measured reliably.

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives from the date the software is available for use.

Other intangible assets

Other intangible assets, including brands and customer bases, are recorded at fair value at the date of acquisition. Amortisation is charged to the income statement, over the estimated useful lives of intangible assets from the date they are available for use, on a straight-line basis, with the exception of customer relationships which are amortised on a sum of digits basis. The amortisation basis adopted for each class of intangible asset reflects the Group’s consumption of the economic benefit from that asset.

Estimated useful lives

The estimated useful lives of finite lived intangible assets are as follows:

g Licence and spectrum fees	3 – 25 years
g Computer software	3 – 5 years
g Brands	1 – 10 years
g Customer bases	2 – 7 years

Property, plant and equipment

Land and buildings held for use are stated in the statement of financial position at their cost, less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

Amounts for equipment, fixtures and fittings, which includes network infrastructure assets and which together comprise an all but insignificant amount of the Group’s property, plant and equipment, are stated at cost less accumulated depreciation and any accumulated impairment losses.

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

Depreciation is charged so as to write off the cost of assets, other than land and properties under construction, using the straight-line method, over their estimated useful lives, as follows:

g Freehold buildings	25 – 50 years
g Leasehold premises	the term of the lease

Equipment, fixtures and fittings:
g Network infrastructure	3 – 25 years
g Other	3 – 10 years

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

Vodafone Group Plc	102
Annual Report 2012

Notes to the consolidated financial statements (continued)

2. Significant accounting policies (continued)

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

For intermediaries who do not purchase products and services from the Group, such cash incentives are accounted for as an expense. Such cash incentives to other intermediaries are also accounted for as an expense if:

g	the Group receives an identifiable benefit in exchange for the cash incentive that is separable from sales transactions to that intermediary; and

g	the Group can reliably estimate the fair value of that benefit.

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

Vodafone Group Plc	103
Annual Report 2012

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

The net foreign exchange gain recognised in the consolidated income statement for the year ended 31 March 2012 is £702 million (2011: £1,022 million, 2010: £35 million). The net gains are recorded within operating income (2012: £34 million charge, 2011: £14 million charge, 2010: £29 million credit), other income and expense and non-operating income and expense (2012: £681 million credit, 2011: £630 million credit, 2010: £84 million credit), investment and financing income (2012: £55 million credit, 2011: £405 million credit, 2010: £78 million charge) and income tax expense (2011: £1 million credit). The foreign exchange gains included within other income and expense and non-operating income and expense arise on the disposal of interests in joint ventures, associates and investments from the recycling of foreign exchange gains previously recorded in the consolidated statement of comprehensive income.

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

Deferred tax is the tax expected to be payable or recoverable in the future arising from temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. It is accounted for using the statement of financial position liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Deferred tax liabilities are not recognised to the extent they arise from the initial recognition of non-tax deductible goodwill.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Vodafone Group Plc	104
Annual Report 2012

Notes to the consolidated financial statements (continued)

2. Significant accounting policies (continued)

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

Tax is charged or credited to the income statement, except when it relates to items charged or credited to other comprehensive income or directly to equity, in which case the tax is recognised in other comprehensive income or in equity.

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

Derivative financial instruments are initially measured at fair value on the contract date and are subsequently remeasured to fair value at each reporting date. The Group designates certain derivatives as:

g	hedges of the change of fair value of recognised assets and liabilities (‘fair value hedges’);

g	hedges of highly probable forecast transactions or hedges of foreign currencies risk of firm commitments (“cash flow hedges”); or

g	hedges of net investments in foreign operations.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting, or the Company chooses to end the hedging relationship.

Vodafone Group Plc	105
Annual Report 2012

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

Cash flow hedges

Cash flow hedging is used by the Group to hedge certain exposures to variability in future cash flows. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income; gains or losses relating to any ineffective portion are recognised immediately in the income statement.

When the hedged item is recognised in the income statement amounts previously recognised in other comprehensive income and accumulated in equity for the hedging instrument are reclassified to the income statement and recognised in the same line. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognised in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

When hedge accounting is discontinued any gain or loss recognised in other comprehensive income at that time remains in equity and is recognised in the income statement when the hedged transaction is ultimately recognised in the income statement. If a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognised immediately in the income statement.

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

Share-based payments

The Group issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the shares that will eventually vest and adjusted for the effect of non-market-based vesting conditions.

Fair value is measured using a binomial pricing model, being a lattice-based option valuation model, which is calibrated using a Black-Scholes framework. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

The Group uses historical data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behaviour are considered separately for valuation purposes. The expected life of options granted is derived from the output of the option valuation model and represents the period of time that options are expected to be outstanding. Expected volatilities are based on implied volatilities as determined by a simple average of no less than three international banks, excluding the highest and lowest numbers. The risk free rates for periods within the contractual life of the option are based on the UK gilt yield curve in effect at the time of grant.

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

Vodafone Group Plc	106
Annual Report 2012

Notes to the consolidated financial statements (continued)

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

	Segment	Intra-region	Regional	Inter-region	Group
	revenue	revenue	revenue	revenue	revenue	Adjusted EBITDA[1]
	£m	£m	£m	£m	£m	£m
31 March 2012
Germany	8,233	(44)	8,189	(1)	8,188	2,965
Italy	5,658	(28)	5,630	(1)	5,629	2,514
Spain	4,763	(54)	4,709	(3)	4,706	1,193
UK	5,397	(37)	5,360	(6)	5,354	1,294
Other Europe	8,352	(59)	8,293	(5)	8,288	2,479
Europe	32,403	(222)	32,181	(16)	32,165	10,445
India	4,265	–	4,265	(6)	4,259	1,122
Vodacom	5,638	–	5,638	(8)	5,630	1,930
Other Africa, Middle East and Asia Pacific	3,965	–	3,965	(23)	3,942	1,063
Africa, Middle East and Asia Pacific	13,868	–	13,868	(37)	13,831	4,115
Non-Controlled Interests and Common Functions	423	–	423	(2)	421	(85)
Group	46,694	(222)	46,472	(55)	46,417	14,475
Verizon Wireless[2]	20,187					7,689

31 March 2011
Germany	7,900	(51)	7,849	(2)	7,847	2,952
Italy	5,722	(31)	5,691	(3)	5,688	2,643
Spain	5,133	(62)	5,071	(2)	5,069	1,562
UK	5,271	(50)	5,221	(7)	5,214	1,233
Other Europe	8,253	(70)	8,183	(3)	8,180	2,433
Europe	32,279	(264)	32,015	(17)	31,998	10,823
India	3,855	(1)	3,854	(11)	3,843	985
Vodacom	5,479	–	5,479	(8)	5,471	1,844
Other Africa, Middle East and Asia Pacific	3,971	–	3,971	(27)	3,944	1,170
Africa, Middle East and Asia Pacific	13,305	(1)	13,304	(46)	13,258	3,999
Non-Controlled Interests and Common Functions	659	–	659	(31)	628	(152)
Group	46,243	(265)	45,978	(94)	45,884	14,670
Verizon Wireless[2]	18,711					7,313

31 March 2010
Germany	8,008	(41)	7,967	(8)	7,959	3,122
Italy	6,027	(40)	5,987	(2)	5,985	2,843
Spain	5,713	(81)	5,632	(2)	5,630	1,956
UK	5,025	(47)	4,978	(10)	4,968	1,141
Other Europe	8,357	(88)	8,269	(5)	8,264	2,582
Europe	33,130	(297)	32,833	(27)	32,806	11,644
India	3,114	(1)	3,113	(20)	3,093	807
Vodacom	4,450	–	4,450	(7)	4,443	1,528
Other Africa, Middle East and Asia Pacific	3,526	–	3,526	(30)	3,496	977
Africa, Middle East and Asia Pacific	11,090	(1)	11,089	(57)	11,032	3,312
Non-Controlled Interests and Common Functions	667	–	667	(33)	634	(221)
Group	44,887	(298)	44,589	(117)	44,472	14,735
Verizon Wireless[2]	17,222					6,689

Notes:
[1]	The Group’s measure of segment profit, adjusted EBITDA, excludes the Group’s share of results in associates. The Group’s share of results in associates, by segment, for the year ended 31 March 2012 is Other Europe £3 million (2011: £nil; 2010 £nil), Vodacom £nil (2011: £nil; 2010: £(2) million), Other Africa, Middle East and Asia Pacific £36 million (2011: £51 million; 2010: £56 million) and Non-Controlled Interests and Common Functions £4,924 million (2011: £5,008 million; 2010: £4,688 million).
[2]	Values shown for Verizon Wireless, which is an associate, are not included in the calculation of Group revenue or adjusted EBITDA.

Vodafone Group Plc	107
Annual Report 2012

A reconciliation of adjusted EBITDA to operating profit is shown below. For a reconciliation of operating profit to profit before taxation, see the consolidated income statement on page 94.

	2012 £m	2011 £m	2010 £m
Adjusted EBITDA	14,475	14,670	14,735
Depreciation, amortisation and loss on disposal of fixed assets	(7,906)	(7,967)	(8,011)
Share of results in associates	4,963	5,059	4,742
Impairment losses	(4,050)	(6,150)	(2,100)
Other income and expense	3,705	(16)	114
Operating profit	11,187	5,596	9,480

	Non-current assets[1] £m	Capital expenditure[2] £m	Other expenditure on intangible assets £m	Depreciation and amortisation £m	Impairment loss/ (reversal) £m
31 March 2012
Germany	19,151	880	4	1,469	–
Italy	13,978	621	875	783	2,450
Spain	8,069	429	71	626	900
UK	6,430	575	–	880	–
Other Europe	10,146	1,092	313	1,389	700
Europe	57,774	3,597	1,263	5,147	4,050
India	8,431	805	–	1,066	–
Vodacom	6,469	723	–	840	–
Other Africa, Middle East and Asia Pacific	4,735	793	–	771	–
Africa, Middle East and Asia Pacific	19,635	2,321	–	2,677	–
Non-Controlled Interests and Common Functions	760	447	–	35	–
Group	78,169	6,365	1,263	7,859	4,050

31 March 2011
Germany	20,764	824	1,214	1,361	–
Italy	16,645	590	12	732	1,050
Spain	9,596	517	–	641	2,950
UK	6,665	516	–	874	–
Other Europe	11,438	1,230	59	1,406	2,150
Europe	65,108	3,677	1,285	5,014	6,150
India	9,882	870	1,851	973	–
Vodacom	7,382	572	19	1,013	_
Other Africa, Middle East and Asia Pacific	4,797	754	2	793	–
Africa, Middle East and Asia Pacific	22,061	2,196	1,872	2,779	–
Non-Controlled Interests and Common Functions	1,570	346	9	83	–
Group	88,739	6,219	3,166	7,876	6,150

31 March 2010
Germany	20,211	766	18	1,422	_
Italy	17,941	610	60	732	–
Spain	12,746	543	–	638	–
UK	6,977	494	_	963	_
Other Europe	13,883	1,282	228	1,467	(200)
Europe	71,758	3,695	306	5,222	(200)
India	8,665	853	_	848	2,300
Vodacom	7,783	520	–	1,005	–
Other Africa, Middle East and Asia Pacific	5,062	694	–	683	–
Africa, Middle East and Asia Pacific	21,510	2,067	–	2,536	2,300
Non-Controlled Interests and Common Functions	1,632	430	19	152	–
Group	94,900	6,192	325	7,910	2,100

Notes:

[1]	Comprises goodwill, other intangible assets and property, plant and equipment.
[2]	Includes additions to property, plant and equipment and computer software, reported within intangible assets.

Vodafone Group Plc	108
Annual Report 2012

Notes to the consolidated financial statements (continued)

4. Operating profit

Operating profit has been arrived at after charging/(crediting):

	2012 £m	2011 £m	2010 £m
Net foreign exchange losses/(gains)	34	14	(29)
Depreciation of property, plant and equipment (note 11):
Owned assets	4,284	4,318	4,412
Leased assets	79	54	44
Amortisation of intangible assets (note 9)	3,496	3,504	3,454
Impairment of goodwill in subsidiaries and associates (note 10)	3,848	6,150	2,300
Impairment/(reversal of impairment) of licences and spectrum (note 10)	121	–	(200)
Impairment of property, plant and equipment (note 10)	81	–	–
Research and development expenditure	304	287	303
Staff costs (note 32)	3,843	3,642	3,770
Operating lease rentals payable:
Plant and machinery	173	127	71
Other assets including fixed line rentals	1,672	1,761	1,587
Loss on disposal of property, plant and equipment	47	91	101
Own costs capitalised attributable to the construction or acquisition of property, plant and equipment	(374)	(331)	(296)

The total remuneration of the Group’s auditor, Deloitte LLP and other member firms of Deloitte Touche Tohmatsu Limited for services provided to the Group is analysed below:

	2012 £m	2011 £m	2010 £m
Audit fees:
Parent company	1	1	1
Subsidiaries	6	7	7
	7	8	8
Audit-related assurance services[1]	1	1	1
Audit and audit-related fees	8	9	9

Taxation advisory services	–	1	1
Other non-audit services	1	–	–
Total fees	9	10	10

Note:

[1]	Relates to fees for statutory and regulatory filings.

In addition to the above, the Group’s joint ventures and associates paid fees totalling £2 million (2011: £1 million, 2010: £2 million) and £5 million (2011: £5 million, 2010: £7 million) respectively to Deloitte LLP and other member firms of Deloitte Touche Tohmatsu Limited during the year. Deloitte LLP and other member firms of Deloitte Touche Tohmatsu Limited have also received amounts totalling less than £1 million in each of the last three years in respect of services provided to pension schemes and charitable foundations associated to the Group.

A description of the work performed by the Audit and Risk Committee in order to safeguard auditor independence when non-audit services are provided is set out in “Corporate governance” on page 70.

Vodafone Group Plc	109
Annual Report 2012

5. Investment income and financing costs

	2012 £m	2011 £m	2010 £m
Investment income:
Available-for-sale investments:
Dividends received	2	83	145
Loans and receivables at amortised cost	168	339	423
Gain on settlement of loans and receivables[1]	–	472	–
Fair value through the income statement (held for trading):
Derivatives – foreign exchange contracts	121	38	3
Other[2]	165	263	92
Equity put rights and similar arrangements[3]	–	114	53
	456	1,309	716
Financing costs:
Items in hedge relationships:
Other loans	211	746	888
Interest rate swaps	(178)	(338)	(464)
Dividends on redeemable preference shares	56	58	56
Fair value hedging instrument	(539)	(47)	228
Fair value of hedged item	511	40	(183)
Cash flow hedges transferred from equity	–	17	82
Other financial liabilities held at amortised cost:
Bank loans and overdrafts[4]	769	629	591
Other loans[2]	785	121	185
Potential interest credit on settlement of tax issues[5]	(9)	(826)	(178)
Equity put rights and similar arrangements2 3	81	19	94
Finance leases	1	9	7
Fair value through the income statement (held for trading):
Derivatives – forward starting swaps and futures	244	1	206
	1,932	429	1,512
Net financing costs/(investment income)	1,476	(880)	796

Notes:

[1]	Gain on settlement of loans and receivables issued by SoftBank Mobile Corp.
[2]	Amounts for 2012 include net foreign exchange gains of £55 million (2011: £405 million gain; 2010 £78 million loss) arising from net investments in foreign operations, investments held following the disposal of Vodafone Japan to SoftBank Corp. and net foreign exchange movements on certain intercompany balances.
[3]	Includes amounts in relation to the Group’s arrangements with its minority partners in India.
[4]	The Group capitalised £25 million of interest expense in the year (2011: £138 million; 2010: £1 million). The interest rate used to determine the amount of borrowing costs eligible for capitalisation was 5.0%.
[5]	Amounts for 2012, 2011 and 2010 include a reduction of the provision for potential interest on tax issues.

6. Taxation

Income tax expense

	2012 £m	2011 £m	2010 £m
United Kingdom corporation tax (income)/expense:
Current year	–	141	40
Adjustments in respect of prior years	(4)	(5)	(4)
	(4)	136	36
Overseas current tax expense/(income):
Current year	2,440	2,152	2,377
Adjustments in respect of prior years	(231)	(477)	(1,718)
	2,209	1,675	659
Total current tax expense	2,205	1,811	695
Deferred tax on origination and reversal of temporary differences:
United Kingdom deferred tax	(8)	(275)	(166)
Overseas deferred tax	349	92	(473)
Total deferred tax expense/(income)	341	(183)	(639)
Total income tax expense	2,546	1,628	56

Vodafone Group Plc	110
Annual Report 2012

Notes to the consolidated financial statements (continued)

6. Taxation (continued)

Tax (credited)/charged directly to other comprehensive income

	2012 £m	2011 £m	2010 £m
Current tax credit	(5)	(14)	(38)
Deferred tax (credit)/charge	(119)	(117)	137
Total tax (credited)/charged directly to other comprehensive income	(124)	(131)	99
Tax credited directly to equity

	2012 £m	2011 £m	2010 £m
Current tax credit	(1)	(5)	(1)
Deferred tax credit	(1)	(19)	(10)
Total tax credited directly to equity	(2)	(24)	(11)

Factors affecting tax expense for the year
The table below explains the differences between the expected tax expense, at the UK statutory tax rate of 26% (2011 and 2010:28%), and the Group’s total tax expense for each year. Further discussion of the current year tax expense can be found in the section titled “Operating results” on page 41.
	2012 £m	2011 £m	2010 £m
Profit before tax as shown in the consolidated income statement	9,549	9,498	8,674
Expected income tax expense at UK statutory tax rate	2,483	2,659	2,429
Effect of taxation of associates, reported within operating profit	78	145	160
Impairment losses with no tax effect	1,053	1,722	588
Disposal of Group investments[1]	(718)	(763)	–
Impact of agreement of German write down losses	–	–	(2,103)
Effect of different statutory tax rates of overseas jurisdictions	675	371	370
Deferred tax impact of previously unrecognised temporary differences including losses[2]	(634)	(1,247)	(198)
Current tax impact of previously unrecognised temporary differences including losses	–	(734)	(261)
Effect of unrecognised temporary differences	(285)	366	(260)
Adjustments in respect of prior years	(210)	(1,088)	(387)
Effect of secondary and irrecoverable taxes	159	91	49
Effect of current year changes in statutory tax rates	(3)	29	35
Deferred tax on overseas earnings	15	143	5
Assets revalued for tax purposes	–	121	–
Expenses not deductible for tax purposes and other items	235	332	201
Exclude taxation of associates	(302)	(519)	(572)
Income tax expense	2,546	1,628	56

Notes:

[1]	Relates to the disposal of SFR and Polkomtel. 2011 relates to the disposal of China Mobile Limited and SoftBank.
[2]	See note regarding deferred tax asset recognition on page 111.

Deferred tax

Analysis of movements in the net deferred tax balance during the year:

£m
1 April 2011	(4,468)
Exchange movements	26
Charged to the income statement	(341)
Credited directly to other comprehensive income	119
Credited directly to equity	1
Reclassifications	10
Arising on acquisition and disposals	26
31 March 2012	(4,627)

Vodafone Group Plc	111
Annual Report 2012

Deferred tax assets and liabilities, before offset of balances within countries, are as follows:

	Amount (charged)/ credited in income statement £m	Gross deferred tax asset £m	Gross deferred tax liability £m	Less amounts unrecognised £m	Net recognised deferred tax (liability)/ asset £m
Accelerated tax depreciation	(792)	198	(4,595)	–	(4,397)
Intangible assets	178	620	(2,061)	(275)	(1,716)
Tax losses	254	24,742	–	(22,515)	2,227
Deferred tax on overseas earnings	(13)	–	(1,796)	–	(1,796)
Other short-term temporary differences	32	3,254	(877)	(1,322)	1,055
31 March 2012	(341)	28,814	(9,329)	(24,112)	(4,627)

Analysed in the statement of financial position, after offset of balances within countries, as:

£m
Deferred tax asset	1,970
Deferred tax liability	(6,597)
31 March 2012	(4,627)

	Amount (charged)/ credited in income statement £m	Gross deferred tax asset £m	Gross deferred tax liability £m	Less amounts unrecognised £m	Net recognised deferred tax (liability)/ asset £m
Accelerated tax depreciation	(1,374)	253	(3,682)	–	(3,429)
Intangible assets	(140)	815	(2,449)	(335)	(1,969)
Tax losses	1,198	27,882	–	(25,784)	2,098
Deferred tax on overseas earnings	764	–	(1,775)	–	(1,775)
Other short-term temporary differences	(265)	4,075	(395)	(3,073)	607
31 March 2011	183	33,025	(8,301)	(29,192)	(4,468)

Analysed in the statement of financial position, after offset of balances within countries, as:

£m
Deferred tax asset	2,018
Deferred tax liability	(6,486)
31 March 2011	(4,468)

Factors affecting the tax charge in future years

Factors that may affect the Group’s future tax charge include the impact of corporate restructurings, the resolution of open issues, future planning opportunities, corporate acquisitions and disposals, the use of brought forward tax losses and changes in tax legislation and tax rates.

The Group is routinely subject to audit by tax authorities in the territories in which it operates, and specifically, in India these are usually resolved through the Indian legal system. The Group considers each issue on its merits and, where appropriate, holds provisions in respect of the potential tax liability that may arise. However, the amount ultimately paid may differ materially from the amount accrued and could therefore affect the Group’s overall profitability and cash flows in future periods.

At 31 March 2012 the gross amount and expiry dates of losses available for carry forward are as follows:

	Expiring within 5 years £m	Expiring within 6-10 years £m	Unlimited £m	Total £m
Losses for which a deferred tax asset is recognised	68	31	8,317	8,416
Losses for which no deferred tax is recognised	1,838	670	82,912	85,420
	1,906	701	91,229	93,836

The losses arising on the write down of investments in Germany are available to use against both German federal and trade tax liabilities. Losses of £3,804 million (2011: £3,892 million) are included in the above table on which a deferred tax asset has been recognised. The Group has not recognised a deferred tax asset on £11,547 million (2011: £13,389 million) of the losses as it is uncertain that these losses will be utilised.

Included above are losses amounting to £1,907 million (2011: £1,907 million) in respect of UK subsidiaries which are only available for offset against future capital gains and since it is uncertain whether these losses will be utilised, no deferred tax asset has been recognised.

The losses above also include £72,696 million (2011: £82,725 million) that have arisen in overseas holding companies as a result of revaluations of those companies’ investments for local GAAP purposes. No deferred tax asset is recognised in respect of £68,653 million of these losses as it is uncertain whether these losses will be utilised. A deferred tax asset has been recognised for the remainder of these losses (see page 112).

Vodafone Group Plc	112
Annual Report 2012

Notes to the consolidated financial statements (continued)

6. Taxation (continued)

A total deferred tax asset of £1,164 million (2011: £1,143 million) has been recognised in relation to some of the losses of a fiscal unity in Luxembourg as we expect the members of this fiscal unity to generate taxable profits against which these losses will be used. £791 million (2011: £856 million) of the asset has been recognised as a result of the agreement reached with the UK tax authorities in respect of the CFC tax case in the prior year.

The Group holds provisions in respect of deferred taxation that would arise if temporary differences on investments in subsidiaries, associates and interests in joint ventures were to be realised after the year end reporting date. No deferred tax liability has been recognised in respect of a further £40,515 million (2011: £41,607 million) of unremitted earnings of subsidiaries, joint ventures and associates because the Group is in a position to control the timing of the reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future. It is not practicable to estimate the amount of unrecognised deferred tax liabilities in respect of these unremitted earnings.

7. Equity dividends

	my name	my name	my name
	2012 £m	2011 £m	2010 £m
Declared during the financial year:
Final dividend for the year ended 31 March 2011: 6.05 pence per share
(2010: 5.65 pence per share, 2009: 5.20 pence per share)	3,102	2,976	2,731
Interim dividend for the year ended 31 March 2012: 3.05 pence per share
(2011: 2.85 pence per share, 2010: 2.66 pence per share)	1,536	1,492	1,400
Second interim dividend share for the year ended 31 March 2012: 4.00 pence per share
(2011: nil, 2010: nil)	2,016	–	–
	6,654	4,468	4,131
Proposed after the end of reporting period and not recognised as a liability:
Final dividend for the year ended 31 March 2012: 6.47 pence per share
(2011: 6.05 pence per share, 2010: 5.65 pence per share)	3,195	3,106	2,976

8. Earnings per share

	2012 Millions	2011 Millions	2010 Millions
Weighted average number of shares for basic earnings per share	50,644	52,408	52,595
Effect of dilutive potential shares: restricted shares and share options	314	340	254
Weighted average number of shares for diluted earnings per share	50,958	52,748	52,849

	£m	£m	£m
Earnings for basic and diluted earnings per share	6,957	7,968	8,645

Vodafone Group Plc	113
Annual Report 2012

9. Intangible assets

	Goodwill £m	Licences and spectrum £m	Computer software £m	Other £m	Total £m
Cost:
1 April 2010	104,996	27,547	8,244	3,245	144,032
Exchange movements	(1,120)	(545)	(16)	8	(1,673)
Arising on acquisition	24	–	17	–	41
Additions	–	3,157	1,493	9	4,659
Disposals	–	–	(424)	(1)	(425)
Other	–	–	635	8	643
31 March 2011	103,900	30,159	9,949	3,269	147,277
Exchange movements	(6,398)	(1,804)	(539)	(306)	(9,047)
Arising on acquisition	87	–	19	33	139
Additions	–	1,263	1,653	10	2,926
Disposals	–	–	(653)	(18)	(671)
Disposals of subsidiaries and joint ventures	(358)	(139)	(52)	(24)	(573)
Other	–	–	81	32	113
31 March 2012	97,231	29,479	10,458	2,996	140,164

Accumulated impairment losses and amortisation:
1 April 2010	53,158	8,918	5,924	1,774	69,774
Exchange movements	(644)	(104)	(14)	(6)	(768)
Amortisation charge for the year	–	1,809	1,166	529	3,504
Impairment losses	6,150	–	–	–	6,150
Disposals	–	–	(426)	–	(426)
Other	–	–	485	–	485
31 March 2011	58,664	10,623	7,135	2,297	78,719
Exchange movements	(3,601)	(645)	(371)	(220)	(4,837)
Amortisation charge for the year	–	1,891	1,298	307	3,496
Impairment losses	3,818	121	–	–	3,939
Disposals	–	–	(634)	(16)	(650)
Disposals of subsidiaries and joint ventures	–	(34)	(23)	(20)	(77)
Other	–	–	55	5	60
31 March 2012	58,881	11,956	7,460	2,353	80,650

Net book value:
31 March 2011	45,236	19,536	2,814	972	68,558
31 March 2012	38,350	17,523	2,998	643	59,514

For licences and spectrum and other intangible assets, amortisation is included within the cost of sales line within the consolidated income statement. Licences and spectrum with a net book value of £2,991 million (2011: £3,845 million) have been pledged as security against borrowings.

The net book value at 31 March 2012 and expiry dates of the most significant licences are as follows:

	Expiry date	2012 £m	2011 £m
Germany	December 2020/2025	4,778	5,540
UK	December 2021	3,250	3,581
India	September 2030	1,455	1,746
Qatar	June 2028	1,125	1,187
Italy	December 2021/2029	1,771	1,002

The remaining amortisation period for each of the licences in the table above corresponds to the expiry date of the respective licence.

Acquisitions

During the 2012 financial year the Group completed a number of smaller acquisitions for net cash consideration of £149 million, all of which was paid during the year. The aggregate fair values of goodwill, identifiable assets and liabilities of the acquired operations were £87 million, £98 million and £36 million, respectively. In addition, the Group completed the acquisition of certain non-controlling interests for net cash consideration of £2,605 million.

Vodafone Group Plc	114
Annual Report 2012

Notes to the consolidated financial statements (continued)

9. Intangible assets (continued)

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

The purchase price allocation is set out in the table below:

	Book value £m	Fair value Adjustments £m	Fair value £m
Net assets acquired:
Identifiable intangible assets[1]	271	2,931	3,202
Property, plant and equipment	1,603	–	1,603
Other investments	25	–	25
Inventory	56	–	56
Trade and other receivables	870	–	870
Cash and cash equivalents	58	–	58
Current and deferred taxation liabilities	(140)	(834)	(974)
Short and long-term borrowings	(1,312)	–	(1,312)
Trade and other payables	(897)	8	(889)
Net identifiable assets acquired	534	2,105	2,639
Goodwill[2]			1,193
Total asset acquired			3,832
Non-controlling interests			(973)
Revaluation gain			(860)
Value of investment held prior to acquisition			(422)
Total consideration[3]			1,577

Notes:

[1]	Identifiable intangible assets of £3,202 million consist of licences and spectrum fees of £1,454 million and other intangible assets of £1,748 million.
[2]	The goodwill is attributable to the expected profitability of the acquired business and the synergies expected to arise after the Group’s acquisition of Vodacom.
[3]	Includes £5 million of directly attributable costs.

Vodafone Group Plc	115
Annual Report 2012

10. Impairment

Impairment losses

The net impairment losses recognised in the consolidated income statement, as a separate line item within operating profit, in respect of goodwill, licences and spectrum fees, and property, plant and equipment are as follows:

	000000	000000	000000	000000
Cash generating unit	Reportable segment	2012 £m	2011[1] £m	2010 £m
Italy	Italy	2,450	1,050	–
Spain	Spain	900	2,950	–
Greece	Other Europe[2]	450	800	–
Portugal	Other Europe[2]	250	350	–
Ireland	Other Europe[2]	–	1,000	–
Turkey	Other Europe	–	–	(200)
India	India	–	–	2,300
		4,050	6,150	2,100

Notes:

[1]	Impairment charges for the year ended 31 March 2011 relate solely to goodwill.
[2]	Total impairment losses in the Other Europe segment were £700 million in the year ended 31 March 2012 (2011: £2,150 million).

Year ended 31 March 2012

The impairment losses were based on value in use calculations. The pre-tax adjusted discount rates used in the most recent value in use calculation in the year ended 31 March 2012 are as follows:

Pre-tax adjusted discount rate
Italy	12.1%
Spain	10.6%
Greece	22.8%
Portugal	16.9%

During the year ended 31 March 2012, impairment charges in relation to the Group’s investments in Italy, Spain, Greece and Portugal of £2,450 million, £900 million, £450 million and £250 million, respectively, were reported. Of the total charge, £3,848 million relates to goodwill, and £202 million is allocated to licence intangible assets and property, plant and equipment in Greece.

The impairment charges were primarily driven by increased discount rates as a result of increases in bond rates, with the exception of Spain where rates have reduced marginally compared to 31 March 2011. In addition, business valuations were negatively impacted by lower cash flows within business plans reflecting challenging economic and competitive conditions, and faster than expected regulatory rate cuts, particularly in Italy.

The pre-tax risk adjusted discount rates used in the previous value in use calculations at 31 March 2011 are disclosed below.

Year ended 31 March 2011

The net impairment losses were based on value in use calculations. The pre-tax adjusted discount rates used in the value in use calculation in the year ended 31 March 2011 were as follows:

Pre-tax adjusted discount rate
Italy	11.9%
Spain	11.5%
Greece	14.0%
Ireland	14.5%
Portugal	14.0%

During the year ended 31 March 2011 the goodwill in relation to the Group’s investments in Italy, Spain, Greece, Ireland and Portugal was impaired by £1,050 million, £2,950 million, £800 million, £1,000 million and £350 million, respectively. The impairment charges were primarily driven by increased discount rates as a result of increases in government bond rates. In addition, business valuations were negatively impacted by lower cash flows within business plans, reflecting weaker country-level macroeconomic environments.

Vodafone Group Plc	116
Annual Report 2012

Notes to the consolidated financial statements (continued)

Year ended 31 March 2010

The net impairment loss was based on value in use calculations. The pre-tax adjusted discount rates used in the value in use calculation in the year ended 31 March 2010 were as follows:

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

Goodwill

The carrying value of goodwill at 31 March was as follows:

	2012 £m	2011 £m
Germany	11,566	12,200
Italy	10,400	13,615
Spain	5,833	7,133
	27,799	32,948
Other	10,551	12,288
	38,350	45,236

Key assumptions used in the value in use calculations

The key assumptions used in determining the value in use are:

Assumption	How determined
Budgeted adjusted EBITDA	Budgeted adjusted EBITDA has been based on past experience adjusted for the following:

g   voice and messaging revenue is expected to benefit from increased usage from new customers, especially in emerging markets, the introduction of new services and traffic moving from fixed networks to mobile networks, though these factors will be offset by increased competitor activity, which may result in price declines, and the trend of falling termination and other regulated rates;

g  non-messaging data revenue is expected to continue to grow as the penetration of 3G (plus 4G where available) enabled devices and smartphones rise along with higher data bundle attachment rates, and new products and services are introduced; and

g  margins are expected to be impacted by negative factors such as the cost of acquiring and retaining customers in increasingly competitive markets and the expectation of further termination rate cuts by regulators and by positive factors such as the efficiencies expected from the implementation of Group initiatives.

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
g the nominal GDP rates for the country of operation; and
g the long-term compound annual growth rate in adjusted EBITDA in years six to ten estimated by management.
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

Vodafone Group Plc	117
Annual Report 2012

10. Impairment (continued)

Sensitivity to changes in assumptions

Other than as disclosed below, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of any cash generating unit to exceed its recoverable amount.

31 March 2012

The estimated recoverable amounts of the Group’s operations in Italy, Spain, Greece and Portugal equalled their respective carrying values and, consequently, any adverse change in key assumption would, in isolation, cause a further impairment loss to be recognised. The estimated recoverable amounts of the Group’s operations in India and Romania exceeded their carrying values by approximately £2,060 million and £66 million respectively.

The table below shows the key assumptions used in the value in use calculations.

	Assumptions used in value in use calculation
	Germany %	Italy %	Spain %	Greece %	Portugal %	India %	Romania %
Pre-tax adjusted discount rate	8.5	12.1	10.6	22.8	16.9	15.1	11.5
Long-term growth rate	1.5	1.2	1.6	1.0	2.3	6.8	3.0
Budgeted adjusted EBITDA[1]	2.3	(1.2)	3.9	(6.1)	0.2	15.0	0.8
Budgeted capital expenditure[2]	8.5–11.8	10.1–12.3	10.3–11.7	9.3–12.7	12.5–14.0	11.4–14.4	12.0–14.3

Notes:

[1]	Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash generating units of the plans used for impairment testing.
[2]	Budgeted capital expenditure is expressed as the range of capital expenditure as a percentage of revenue in the initial five years for all cash generating units of the plans used for impairment testing.

The table below shows, for India and Romania, the amount by which each key assumption must change in isolation in order for the estimated recoverable amount to be equal to its carrying value.

	Change required for carrying value to equal the recoverable amount
	India pps	Romania pps
Pre-tax adjusted discount rate	1.1	0.3
Long-term growth rate	(1.6)	(0.4)
Budgeted adjusted EBITDA[1]	(3.3)	(0.6)
Budgeted capital expenditure[2]	3.6	1.0

Notes:

[1]	Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash generating units of the plans used for impairment testing.
[2]	Budgeted capital expenditure is expressed as a percentage of revenue in the initial five years for all the cash generating units of the plans used for impairment testing.

The changes in the following table to assumptions used in the impairment review would, in isolation, lead to an (increase)/decrease to the aggregate impairment loss recognised in the year ended 31 March 2012:

	Italy		Spain		Greece		Portugal
	Increase by 2pps £bn	Decrease by 2pps £bn	Increase by 2pps £bn	Decrease by 2pps £bn	Increase by 2pps £bn	Decrease by 2pps £bn	Increase by 2pps £bn	Decrease by 2pps £bn
Pre-tax adjusted discount rate	(2.22)	2.45	(1.42)	0.90	(0.03)	0.06	(0.23)	0.25
Long-term growth rate	2.45	(2.16)	0.90	(1.31)	0.04	(0.01)	0.25	(0.18)
Budgeted adjusted EBITDA[1]	1.70	(1.64)	0.30	(0.28)	0.04	(0.01)	0.22	(0.20)
Budgeted capital expenditure[2]	(1.00)	0.94	(0.93)	0.90	(0.05)	0.07	(0.13)	0.14

Notes:

[1]	Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash generating units of the plans used for impairment testing.
[2]	Budgeted capital expenditure is expressed as a percentage of revenue in the initial five years for all cash generating units of the plans used for impairment testing.

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

The table below shows the key assumptions used in the value in use calculations.

	Assumptions used in value in use calculation
	Italy %	Spain %	Greece %	Ireland %	Portugal %	Turkey %	India %	Ghana %
Pre-tax adjusted discount rate	11.9	11.5	14.0	14.5	14.0	14.1	14.2	20.8
Long-term growth rate	0.8	1.6	2.0	2.0	1.5	6.1	6.3	6.3
Budgeted adjusted EBITDA[1]	(1.0)	–	1.2	2.4	(1.2)	16.8	16.5	41.4
Budgeted capital expenditure[2]	9.6–11.3	78–10.6	10.7–12.3	9.4–11.6	12.4–14.1	10.0–16.6	12.9–22.7	73–41.3

Notes:

[1]	Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial ten years for Turkey and Ghana and the initial five years for all other cash generating units of the plans used for impairment testing.
[2]	Budgeted capital expenditure is expressed as the range of capital expenditure as a percentage of revenue in the initial ten years for Turkey and Ghana and the initial five years for all other cash generating units of the plans used for impairment testing.

Vodafone Group Plc	118
Annual Report 2012

Notes to the consolidated financial statements (continued)

The table below shows, for Turkey, India and Ghana, the amount by which each key assumption must change in isolation in order for the estimated recoverable amount to be equal to its carrying value.

	Change required for the carrying value to equal the recoverable amount[1]
	Turkey pps	India pps	Ghana pps
Pre-tax adjusted discount rate	5.6	1.1	6.9
Long-term growth rate	(19.6)	(1.0)	n/a
Budgeted adjusted EBITDA[2]	(4.7)	(2.2)	(8.7)
Budgeted capital expenditure[3]	7.0	2.5	8.9

Notes:
[1]	The recoverable amount for Greece, which was impaired at 30 September 2010, equals the carrying value at 31 March 2011.
[2]	Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial ten years for Turkey and Ghana and the initial five years for all other cash generating units of the plans used for impairment testing.
[3]	Budgeted capital expenditure is expressed as a percentage of revenue in the initial ten years for Turkey and Ghana and the initial five years for all other cash generating units of the plans used for impairment testing.

11. Property, plant and equipment

	Land and buildings £m	Equipment, fixtures and fittings £m	Total £m
Cost:
1 April 2010	1,577	46,845	48,422
Exchange movements	(16)	(678)	(694)
Additions	122	4,604	4,726
Disposals	(21)	(3,001)	(3,022)
Reclassifications	69	(732)	(663)
31 March 2011	1,731	47,038	48,769
Exchange movements	(89)	(2,933)	(3,022)
Arising on acquisition	2	5	7
Additions	140	4,562	4,702
Disposals	(29)	(1,458)	(1,487)
Disposals of subsidiaries and joint ventures	–	(604)	(604)
Other	(53)	(45)	(98)
31 March 2012	1,702	46,565	48,267
Accumulated depreciation and impairment:
1 April 2010	633	27,147	27,780
Exchange movements	(4)	(114)	(118)
Charge for the year	99	4,273	4,372
Disposals	(19)	(2,942)	(2,961)
Other	–	(485)	(485)
31 March 2011	709	27,879	28,588
Exchange movements	(33)	(1,652)	(1,685)
Charge for the year	98	4,265	4,363
Impairment losses	–	81	81
Disposals	(23)	(1,252)	(1,275)
Disposals of subsidiaries and joint ventures	–	(400)	(400)
Other	–	(60)	(60)
31 March 2012	751	28,861	29,612
Net book value:
31 March 2011	1,022	19,159	20,181
31 March 2012	951	17,704	18,655

The net book value of land and buildings and equipment, fixtures and fittings includes £58 million and £233 million respectively (2011: £131 million and £155 million) in relation to assets held under finance leases. Included in the net book value of land and buildings and equipment, fixtures and fittings are assets in the course of construction, which are not depreciated, with a cost of £28 million and £2,037 million respectively (2011: £38 million and £2,375 million). Property, plant and equipment with a net book value of £893 million (2011: £972 million) has been pledged as security against borrowings.

Vodafone Group Plc	119
Annual Report 2012

12. Principal subsidiaries

At 31 March 2012 the Company had the following principal subsidiaries carrying on businesses which affect the profits and assets of the Group. The Group comprises a large number of subsidiaries and it is not practical to include all of them in the list below. The list therefore only includes those principal subsidiaries which affected the Group accounts. A full list of subsidiaries with significant holdings and associated undertakings (both as defined in the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008) as at 15 August 2012 will be annexed to the Company’s next annual return filed with the Registrar of Companies. No subsidiaries are excluded from the Group consolidation. Unless otherwise stated the Company’s principal subsidiaries all have share capital consisting solely of ordinary shares and are indirectly held. The country of incorporation or registration of all subsidiaries is also their principal place of operation.

Name	Principal activity	Country of incorporation or registration	Percentage shareholdings[1]
Vodafone D2 GmbH	Network operator	Germany	100.0
Vodafone España S.A.U.	Network operator	Spain	100.0
Vodafone Limited	Network operator	England	100.0
Vodafone Albania Sh.A.	Network operator	Albania	99.9
Vodafone Czech Republic a.s.	Network operator	Czech Republic	100.0
Vodafone-Panafon Hellenic Telecommunications Company S.A.	Network operator	Greece	99.9
Vodafone Magyarorszag Mobile Tavkozlesi Zartkoruen Mukodo
Reszvenytarsasag[2]	Network operator	Hungary	100.0
Vodafone Ireland Limited	Network operator	Ireland	100.0
Vodafone Malta Limited	Network operator	Malta	100.0
Vodafone Libertel B.V.	Network operator	Netherlands	100.0
Vodafone Portugal-Comunicações Pessoais, S.A.[3]	Network operator	Portugal	100.0
Vodafone Romania S.A.	Network operator	Romania	100.0
Vodafone Telekomunikasyon A.S.	Network operator	Turkey	100.0
Vodafone India Limited[4]	Network operator	India	84.5

Vodacom Group Limited	Network operator	South Africa	65.0
		The Democratic
Vodacom Congo (RDC) s.p.r.l.567	Network operator	Republic of Congo	33.2
Vodacom Tanzania Limited[57]	Network operator	Tanzania	42.3
VM, S.A.[58]	Network operator	Mozambique	55.3
Vodacom Lesotho (Pty) Limited[5]	Network operator	Lesotho	52.0
Vodacom Business Africa Group (PTY) Limited[5]	Holding company	South Africa	65.0
Vodafone Egypt Telecommunications S.A.E.	Network operator	Egypt	54.9
Ghana Telecommunications Company Limited	Network operator	Ghana	70.0
Vodafone New Zealand Limited	Network operator	New Zealand	100.0
Vodafone Qatar Q.S.C.[7]	Network operator	Qatar	23.0

Vodafone Group Services Limited[9]	Global products and services provider	England	100.0
Vodafone Marketing S.a.r.l.	Provider of partner market services	Luxembourg	100.0
Vodafone Holding GmbH	Holding company	Germany	100.0
Vodafone Holdings Europe S.L.U.	Holding company	Spain	100.0
Vodafone Europe B.V.	Holding company	Netherlands	100.0
Vodafone International Holdings B.V.	Holding company	Netherlands	100.0
Vodafone Investments Luxembourg S.a.r.l.	Holding company	Luxembourg	100.0
Vodafone Procurement Company S.a.r.l.	Group services provider	Luxembourg	100.0
Vodafone Roaming Services S.a.r.l.	Group services provider	Luxembourg	100.0
Vodafone Americas Inc.[10]	Holding company	US	100.0

Notes:

[1]	Effective ownership percentages of Vodafone Group Plc at 31 March 2012, rounded to nearest tenth of one percent.
[2]	Trades as Vodafone Hungary Mobile Telecommunications Company Limited.
[3]	38.6% of the issued share capital of Vodafone Portugal-Comunicações Pessoais, S.A. is directly held by Vodafone Group Plc.
[4]	At 31 March 2012, the Group had a 64.4% interest in Vodafone India Limited (name changed from Vodafone Essar Limited on 11 October 2011) (‘VIL’) through wholly owned subsidiaries and a further 20.1% indirectly through less than 50% owned entities giving an aggregate 84.5% interest. The Group has call options to acquire shareholdings in companies which indirectly own a further 4.5% interest in VIL. The shareholders of these companies also have put options which, if exercised, would require Vodafone to purchase the remaining shares in the respective company. If these options were exercised, which can only be done in accordance with the Indian law prevailing at the time of exercise, the Group would have a direct and indirect interest of 89.0% of VIL.
[5]	Shareholding is indirect through Vodacom Group Limited. The indirect shareholding is calculated using the 65.0% ownership interest in Vodacom.
[6]	The share capital of Vodacom Congo (RDC) s.p.r.l. consists of 1,000,000 ordinary shares and 75,470,588 preference shares.
[7]	The Group has rights that enable it to control the strategic and operating decisions of Vodafone Qatar Q.S.C., Vodacom Congo (RDC) s.p.r.l. and Vodacom Tanzania Limited.
[8]	The share capital of VM, S.A. consists of 60,000,000 ordinary shares and 547,294,533 preference shares.
[9]	Share capital consists of 600 ordinary shares and one deferred share, of which 100% of the shares are indirectly held by Vodafone Group Plc.
[10]	Share capital consists of 395,834,251 ordinary shares and 1.65 million class D and E redeemable preference shares, of which 100% of the ordinary shares are indirectly held by Vodafone Group Plc.

Vodafone Group Plc	120
Annual Report 2012

Notes to the consolidated financial statements (continued)

13. Investments in joint ventures

Principal joint ventures

At 31 March 2012 the Company had the following joint ventures carrying on businesses which affect the profits and assets of the Group. Unless otherwise stated the Company’s principal joint ventures all have share capital consisting solely of ordinary shares, which are indirectly held, and the country of incorporation or registration is also their principal place of operation.

Name	Principal activity	Country of incorporation or registration	Percentage[1] shareholdings
Indus Towers Limited	Network infrastructure	India	35.5	[2]
Vodafone Hutchison Australia Pty Limited[3]	Network operator	Australia	50.0
Vodafone Fiji Limited	Network operator	Fiji	49.0	[4]
Vodafone Omnitel N.V.[5]	Network operator	Netherlands	76.9	[6]

Notes:

[1]	Effective ownership percentages of Vodafone Group Plc at 31 March 2012, rounded to the nearest tenth of one percent.
[2]	42%of Indus Towers Limited is held by Vodafone India Limited (‘VIL’) in which, as discussed in note 12, footnote 4, the Group had a 64.4% interest through wholly owned subsidiaries and a further 20.1% indirectly through less than 50% owned entities.
[3]	Vodafone Hutchison Australia Pty Limited has a year end of 31 December.
[4]	The Group holds substantive participating rights which provide it with a veto over the significant financial and operating policies of Vodafone Fiji Limited and which ensure it is able to exercise joint control over Vodafone Fiji Limited with the majority shareholder.
[5]	The principal place of operation of Vodafone Omnitel N.V. is Italy.
[6]	The Group considered the existence of substantive participating rights held by the non-controlling shareholder provide that shareholder with a veto right over the significant financial and operating policies of Vodafone Omnitel N.V., and determined that, as a result of these rights, the Group does not have control over the financial and operating policies of Vodafone Omnitel N.V., despite the Group’s 76.9% ownership interest.

Effect of proportionate consolidation of joint ventures

The following table presents, on a condensed basis, the effect on the consolidated financial statements of including joint ventures using proportionate consolidation. The results of Vodacom Group Limited are included until 18 May 2009 when it became a subsidiary. The results of Australia are included from 9 June 2009 following its merger with Hutchison 3G Australia. The results of Polkomtel are included until its disposal on 9 November 2011.

	2012 £m	2011 £m	2010 £m
Revenue	7,436	7,849	7,896
Cost of sales	(4,483)	(4,200)	(4,216)
Gross profit	2,953	3,649	3,680
Selling, distribution and administrative expenses	(1,231)	(1,624)	(1,369)
Impairment losses	(2,450)	(1,050)	–
Other income and expense	296	–	(12)
Operating profit	(432)	975	2,299
Net financing costs	(141)	(146)	(152)
Profit before tax	(573)	829	2,147
Income tax expense	(552)	(608)	(655)
Profit for the financial year	(1,125)	221	1,492

		2012 £m	2011 £m
Non-current assets		15,707	19,043
Current assets		911	1,908
Total assets		16,618	20,951

Total shareholders’ funds and total equity		12,574	16,389

Non-current liabilities		1,721	1,887
Current liabilities		2,323	2,675
Total liabilities		4,044	4,562
Total equity and liabilities		16,618	20,951

Vodafone Group Plc	121
Annual Report 2012

14. Investments in associates

At 31 March 2012 the Company had the following principal associates carrying on businesses which affect the profits and assets of the Group. The Company’s principal associates all have share capital consisting solely of ordinary shares, unless otherwise stated, and are all indirectly held. The country of incorporation or registration of all associates is also their principal place of operation.

Name	Principal activity	Country of incorporation or registration	Percentage[1] shareholdings
Cellco Partnership[2]	Network operator	US	45.0
Safaricom Limited3 4	Network operator	Kenya	40.0

Notes:

[1]	Effective ownership percentages of Vodafone Group Plc at 31 March 2012, rounded to the nearest tenth of one percent.
[2]	Cellco Partnership trades under the name Verizon Wireless.
[3]	The Group also holds two non-voting shares.
[4]	At 31 March 2012 the fair value of Safaricom Limited was KES 51 billion (£386 million) based on the closing quoted share price on the Nairobi Stock Exchange.

The Group’s share of the aggregated financial information of equity accounted associates is set out below.

	2012 £m	2011 £m	2010 £m
Share of revenue in associates	20,601	24,213	23,288
Share of result in associates	4,963	5,059	4,742
Share of discontinued operations in associates	–	18	93

	2012 £m	2011 £m
Non-current assets	38,788	45,446
Current assets	3,764	5,588
Share of total assets	42,552	51,034

Non-current liabilities	3,990	5,719
Current liabilities	2,888	6,656
Non-controlling interests	566	554
Share of total liabilities and non-controlling interests	7,444	12,929
Share of equity shareholders’ funds in associates	35,108	38,105

15. Other investments

Non-current other investments comprise the following, all of which are classified as available-for-sale, with the exception of public debt and bonds, and other debt and bonds, which are classified as loans and receivables, and cash held in restricted deposits:

	2012 £m	2011 £m
Included within non-current assets:
Listed securities:
Equity securities	1	1
Unlisted securities:
Equity securities	671	967
Public debt and bonds	54	3
Other debt and bonds	65	72
Cash held in restricted deposits	–	338
	791	1,381

Unlisted equity securities include a 26% interest in Bharti Infotel Private Limited through which the Group has a 4.39% economic interest in Bharti Airtel Limited. Unlisted equity investments are recorded at fair value where appropriate, or at cost if their fair value cannot be reliably measured as there is no active market from which their fair values can be derived.

In the year ended 31 March 2011 the Group sold its 3.2% interest in China Mobile for £4,264 million generating a £3,019 million income statement gain, including income statement recognition of foreign exchange rate gains previously recognised in equity.

For public debt and bonds, other debt and bonds and cash held in restricted deposits, the carrying amount approximates fair value.

Vodafone Group Plc	122
Annual Report 2012

Notes to the consolidated financial statements (continued)

Current other investments comprise the following, of which public debt and bonds are classified as held for trading. Other debt and bonds includes £87 million of assets held for trading (2011: £64 million):

	2012 £m	2011 £m
Included within current assets:
Public debt and bonds	900	610
Other debt and bonds	90	64
Cash held in restricted deposits	333	–
	1,323	674

Current public debt and bonds include Government Bonds of £900 million (2011: £610 million) which consist of index linked gilts with less than six years to maturity held on an effective floating rate basis.

For public debt and bonds, other debt and bonds and cash held in restricted deposits, the carrying amount approximates fair value.

16. Inventory

	2012 £m	2011 £m
Goods held for resale	486	537

Inventory is reported net of allowances for obsolescence, an analysis of which is as follows:

	2012 £m	2011 £m	2010 £m
1 April	117	120	111
Exchange movements	(8)	(1)	5
Amounts (credited)/charged to the income statement	–	(2)	4
31 March	109	117	120

Cost of sales includes amounts related to inventory amounting to £6,327 million (2011: £5,878 million; 2010: £5,268 million).

17. Trade and other receivables

	2012 £m	2011 £m
Included within non-current assets:
Trade receivables	120	92
Other receivables	235	1,719
Prepayments and accrued income	326	137
Derivative financial instruments	2,801	1,929
	3,482	3,877
Included within current assets:
Trade receivables	3,885	4,185
Amounts owed by associates	15	53
Other receivables	2,984	1,606
Prepayments and accrued income	3,702	3,299
Derivative financial instruments	158	116
	10,744	9,259

The Group’s trade receivables are stated after allowances for bad and doubtful debts based on management’s assessment of creditworthiness, an analysis of which is as follows:

	2012 £m	2011 £m	2010 £m
1 April	1,006	929	874
Exchange movements	(64)	(30)	(27)
Amounts charged to administrative expenses	458	460	465
Trade receivables written off	(386)	(353)	(383)
31 March	1,014	1,006	929

The carrying amounts of trade and other receivables approximate their fair value. Trade and other receivables are predominantly non-interest bearing.

Vodafone Group Plc	123
Annual Report 2012

17. Trade and other receivables (continued)

	2012 £m	2011 £m
Included within “Derivative financial instruments”:
Fair value through the income statement (held for trading):
Interest rate swaps	1,514	1,292
Foreign exchange swaps	128	99
	1,642	1,391
Fair value hedges:
Interest rate swaps	1,317	654
	2,959	2,045

The fair values of these financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest and foreign currency rates prevailing at 31 March.

18. Cash and cash equivalents

	2012 £m	2011 £m
Cash at bank and in hand	2,762	896
Money market funds	3,190	5,015
Repurchase agreements	600	–
Other	586	341
Cash and cash equivalents as presented in the statement of financial position	7,138	6,252
Bank overdrafts	(50)	(47)
Cash and cash equivalents as presented in the statement of cash flows	7,088	6,205

Bank balances and money market funds comprise cash held by the Group on a short-term basis with original maturity of three months or less. The carrying amount of cash and cash equivalents approximates their fair value.

Repurchase agreements have an original maturity of less than three months and the carrying value approximates the fair value.

19. Called up share capital

		2012		2011
	Number	£m	Number	£m
Ordinary shares of 11 3/7 US cents each allotted, issued and fully paid:[1]
1 April	56,811,123,429	4,082	57,809,246,732	4,153
Allotted during the year	3,883,860	–	1,876,697	–
Cancelled during the year	(3,000,000,000)	(216)	(1,000,000,000)	(71)
31 March	53,815,007,289	3,866	56,811,123,429	4,082

Note:

[1]	At 31 March 2012 the Group held 4,169,067,107 (2011:5,233,597,599) treasury shares with a nominal value of £299 million (2011: £376 million). The market value of shares held was £7,179 million (2011: £9,237 million). During the year 166,003,556 (2011:150,404,079) treasury shares were reissued under Group share option schemes.

Allotted during the year

	Number	Nominal value £m	Net proceeds £m
Share awards and option scheme awards[1]	3,883,860	–	7

Note:

1.	Shares allotted during the year were in relation to US share awards and option schemes.

20. Share-based payments

The Company currently uses a number of equity settled share plans to grant options and shares to its directors and employees.

The maximum aggregate number of ordinary shares which may be issued in respect of share options or share plans will not (without shareholder approval) exceed:

g

10% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shares which have been allocated in the preceding ten year period under all plans; and

g

5% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shares which have been allocated in the preceding ten year period under all plans, other than any plans which are operated on an all-employee basis.

Vodafone Group Plc	124
Annual Report 2012

Notes to the consolidated financial statements (continued)

Share options

Vodafone Group executive plans

No share options have been granted to any directors or employees under the Company’s discretionary share option plans in the year ended 31 March 2012.

There are options outstanding under the Vodafone Group 1999 Long-Term Stock Incentive Plan and the Vodafone Global Incentive Plan. These options are normally exercisable between three and ten years from the date of grant. The vesting of some of these options is subject to satisfaction of performance conditions. Grants made to US employees are made in respect of ADSs.

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

Movements in ordinary share options and ADS options outstanding

	ADS options			Ordinary share options
	2012 Millions	2011 Millions	2010 Millions	2012 Millions	2011 Millions	2010 Millions
1 April	1	1	1	171	266	334
Granted during the year	–	–	–	5	4	13
Forfeited during the year	–	–	–	(1)	(1)	(2)
Exercised during the year	–	–	–	(55)	(72)	(47)
Expired during the year	–	–	–	(36)	(26)	(32)
31 March	1	1	1	84	171	266

Weighted average exercise price:
1 April	$14.82	$15.07	$15.37	£1.32	£1.41	£1.41
Granted during the year	–	–	–	£1.31	£1.14	£0.94
Forfeited during the year	–	–	–	£1.07	£1.10	£1.50
Exercised during the year	–	–	–	£1.37	£1.33	£1.11
Expired during the year	–	–	–	£1.56	£2.25	£1.67
31 March	$15.20	$14.82	$15.07	£1.18	£1.32	£1.41

Summary of options outstanding and exercisable at 31 March 2012

	Outstanding			Exercisable
	Outstanding shares Millions	Weighted average exercise price	Weighted average remaining contractual life Months	Exercisable shares Millions	Weighted average exercise price	Weighted average remaining contractual life Months
Vodafone Group savings related and Sharesave Plan:
£0.01 – £1.00	9	£0.94	19	–	–	–
£1.01 – £2.00	10	£1.24	33	–	–	–
	19	£1.09	26	–	–	–
Vodafone Group 1999 Long-Term Stock Incentive Plan:
£0.01 – £1.00	30	£0.90	3	30	£0.90	3
£1.01 – £2.00	35	£1.45	49	35	£1.45	49
	65	£1.20	28	65	£1.20	28
Other share option plans:
£1.01 – greater than £3.01	–	£2.72	1	–	£1.51	1
Vodafone Group 1999 Long-Term Stock Incentive Plan:
$10.01 – $30.00	1	$15.20	6	1	$15.20	6

Vodafone Group Plc	125
Annual Report 2012

20. Share-based payments (continued)

Fair value of options granted

	Ordinary share options
	2012	2011	2010
Expected life of option (years)	3-5	3-5	3-5
Expected share price volatility	25.4–25.6%	27.5–27.6%	32.5–33.5%
Dividend yield	5.44%	5.82%	6.62%
Risk free rates	1.1–1.9%	1.3–2.2%	2.5–3.0%
Exercise price	£1.31	£1.14	£0.94

The fair value of options granted is estimated at the date of grant using a lattice-based option valuation model which incorporates ranges of assumptions for inputs as disclosed above.

Share awards

Movements in non-vested shares during the year ended 31 March 2012 are as follows:

	Global AllShare Plan		Other		Total
	Millions	Weighted average fair value at grant date	Millions	Weighted average fair value at grant date	Millions	Weighted average fair value at grant date
1 April 2011	17	£1.02	370	£1.00	387	£1.00
Granted	–	–	120	£1.29	120	£1.29
Vested	(17)	£1.02	(99)	£1.14	(116)	£1.12
Forfeited	–	–	(39)	£0.81	(39)	£0.81
31 March 2012	–	–	352	£1.08	352	£1.08

Other information

The weighted average grant date fair value of options granted during the 2012 financial year was £0.30 (2011: £0.27; 2010: £0.26).

The total fair value of shares vested during the year ended 31 March 2012 was £130 million (2011: £113 million; 2010: £100 million).

The compensation cost included in the consolidated income statement in respect of share options and share plans was £143 million (2011: £156 million; 2010: £150 million) which is comprised entirely of equity-settled transactions.

The average share price for the year ended 31 March 2012 was 169.9 pence (2011:159.5 pence, 2010:132 pence).

21. Capital and financial risk management

Capital management

The following table summarises the capital of the Group:

	2012 £m	2011 £m
Financial assets:
Cash and cash equivalents	(7,138)	(6,252)
Fair value through the income statement (held for trading)	(2,629)	(2,065)
Derivative instruments in designated hedge relationships	(1,317)	(654)
Financial liabilities:
Fair value through the income statements (held for trading)	889	495
Derivative instruments in designated hedge relationships	–	53
Financial liabilities held at amortised cost	34,620	38,281
Net debt	24,425	29,858
Equity	78,202	87,561
Capital	102,627	117,419

The Group’s policy is to borrow centrally using a mixture of long-term and short-term capital market issues and borrowing facilities to meet anticipated funding requirements. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries. The Board has approved three internal debt protection ratios being: net interest to operating cash flow (plus dividends from associates); retained cash flow (operating cash flow plus dividends from associates less interest, tax, dividends to non-controlling shareholders and equity dividends) to net debt; and operating cash flow (plus dividends from associates) to net debt. These internal ratios establish levels of debt that the Group should not exceed other than for relatively short periods of time and are shared with the Group’s debt rating agencies being Moody’s, Fitch Ratings and Standard & Poor’s. The Group complied with these ratios throughout the financial year.

Vodafone Group Plc	126
Annual Report 2012

Notes to the consolidated financial statements (continued)

Financial risk management

The Group’s treasury function provides a centralised service to the Group for funding, foreign exchange, interest rate management and counterparty risk management.

Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by the Board, most recently on 27 March 2012. A treasury policy committee comprising of the Group’s Chief Financial Officer, Group General Counsel and Company Secretary, Group Treasury Director and Director of Financial Reporting meets at least annually to review treasury activities and its members receive management information relating to treasury activities on a quarterly basis. The Group’s accounting function, which does not report to the Group Treasury Director, provides regular update reports of treasury activity to the Board. The Group’s internal auditor reviews the internal control environment regularly.

The Group uses a number of derivative instruments for currency and interest rate risk management purposes only that are transacted by specialist treasury personnel. The Group mitigates banking sector credit risk by the use of collateral support agreements.

Credit risk

The Group considers its exposure to credit risk at 31 March to be as follows:

	2012 £m	2011 £m
Bank deposits	2,762	896
Repurchase agreements	600	–
Cash held in restricted deposits	333	338
Government bonds	900	610
Money market fund investments	3,190	5,015
Derivative financial instruments	2,959	2,045
Other investments – debt and bonds	160	75
Trade receivables	4,005	4,277
Other receivables	3,219	3,325
Other	586	341
	18,714	16,922

The Group invests in UK index linked government bonds on the basis that they generate a swap return in excess of £ LIBOR and are amongst the most creditworthy of investments available.

Money market investments are in accordance with established internal treasury policies which dictate that an investment’s long-term credit rating is no lower than mid BBB. Additionally, the Group invests in AAA unsecured money market mutual funds where the investment is limited to 7.5% of each fund.

The Group has investments in repurchase agreements which are fully collateralised investments. The collateral is sovereign and supranational debt of major AAA rated EU countries denominated in euros and US dollars and can be readily converted to cash. In the event of any default, ownership of the collateral would revert to the Group. Detailed below is the value of the collateral held by the Group at 31 March 2012.

	2012 £m	2011 £m
Sovereign	575	–
Supranational	25	–
	600	–

In respect of financial instruments used by the Group’s treasury function, the aggregate credit risk the Group may have with one counterparty is limited by (i) reference to the long-term credit ratings assigned for that counterparty by Moody’s, Fitch Ratings and Standard & Poor’s, (ii) that counterparty’s five year credit default swap (‘CDS’) spread, and (iii) the sovereign credit rating of that counterparty’s principal operating jurisdiction. Furthermore, collateral support agreements were introduced from the fourth quarter of 2008. Under collateral support agreements the Group’s exposure to a counterparty with whom a collateral support agreement is in place is reduced to the extent that the counterparty must post cash collateral when there is value due to the Group under outstanding derivative contracts that exceeds a contractually agreed threshold amount. When value is due to the counterparty the Group is required to post collateral on identical terms. Such cash collateral is adjusted daily as necessary.

In the event of any default ownership of the cash collateral would revert to the respective holder at that point. Detailed below is the value of the cash collateral, which is reported within short-term borrowings, held by the Group at 31 March 2012:

	2012 £m	2011 £m
Cash collateral	980	531

The majority of the Group’s trade receivables are due for maturity within 90 days and largely comprise amounts receivable from consumers and business customers. At 31 March 2012 £1,806 million (2011: £2,233 million) of trade receivables were not yet due for payment. Total trade receivables consisted of £2,672 million (2011: £2,852 million) relating to the Europe region and £1,333 million (2011: £1,425 million) relating to the Africa, Middle East and Asia Pacific region. Accounts are monitored by management and provisions for bad and doubtful debts raised where it is deemed appropriate.

Vodafone Group Plc	127
Annual Report 2012

21. Capital and financial risk management (continued)

The following table presents ageing of receivables that are past due and provisions for doubtful receivables that have been established.

			2012			2011

	Gross receivables £m	Less provisions £m	Net receivables £m	Gross receivables £m	Less provisions £m	Net receivables £m
30 days or less	1,914	(390)	1,524	1,933	(372)	1,561
Between 31 – 60 days	192	(21)	171	140	(40)	100
Between 61 – 180 days	435	(96)	339	157	(72)	85
Greater than 180 days	598	(433)	165	778	(480)	298
	3,139	(940)	2,199	3,008	(964)	2,044

Concentrations of credit risk with respect to trade receivables are limited given that the Group’s customer base is large and unrelated. Due to this management believes there is no further credit risk provision required in excess of the normal provision for bad and doubtful receivables. Amounts charged to administrative expenses during the year ended 31 March 2012 were £458 million (2011: £460 million, 2010: £465 million) (see note 17).

The Group’s investments in preferred equity and a subordinated loan received as part of the disposal of Vodafone Japan to SoftBank in the 2007 financial year were disposed of in the prior year. The Group has a receivable of £1,514 million (2011: £1,488 million) in relation to the second tranche of consideration receivable in relation to the disposal. This amount was received on 2 April 2012.

As discussed in note 29 the Group has covenanted to provide security in favour of the Trustee of the Vodafone Group UK Pension Scheme in respect of the funding deficit in the scheme. The security takes the form of an English law pledge over UK index linked government bonds.

Liquidity risk

At 31 March 2012 the Group had €4.2 billion and US$4.2 billion syndicated committed undrawn bank facilities and US$15 billion and £5 billion commercial paper programmes, supported by the €4.2 billion and US$4.2 billion syndicated committed bank facilities, available to manage its liquidity. The Group uses commercial paper and bank facilities to manage short-term liquidity and manages long-term liquidity by raising funds in the capital markets.

€4.2 billion of the syndicated committed facility has a maturity date of 1 July 2015. US$4.2 billion has a maturity of 9 March 2016; during the year US$4.1 billion of this facility was extended by one year, now maturing 9 March 2017. Both facilities have remained undrawn throughout the financial year and since year end and provide liquidity support.

The Group manages liquidity risk on long-term borrowings by maintaining a varied maturity profile with a cap on the level of debt maturing in any one calendar year, therefore minimising refinancing risk. Long-term borrowings mature between one and 25 years.

Liquidity is reviewed daily on at least a 12 month rolling basis and stress tested on the assumption that all commercial paper outstanding matures and is not reissued. The Group maintains substantial cash and cash equivalents which at 31 March 2012 amounted to £7,138 million (2011: £6,252 million).

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

For each one hundred basis point fall or rise in market interest rates for all currencies in which the Group had borrowings at 31 March 2012 there would be a reduction or increase in profit before tax by approximately £33 million (2011: increase or reduce by £30 million) including mark-to-market revaluations of interest rate and other derivatives and the potential interest on outstanding tax issues. There would be no material impact on equity.

Vodafone Group Plc	128
Annual Report 2012

Notes to the consolidated financial statements (continued)

Foreign exchange management

As Vodafone’s primary listing is on the London Stock Exchange its share price is quoted in sterling. Since the sterling share price represents the value of its future multi-currency cash flows, principally in euro, US dollars, South African rand, Indian rupee and sterling, the Group maintains the currency of debt and interest charges in proportion to its expected future principal multi-currency cash flows and has a policy to hedge external foreign exchange risks on transactions denominated in other currencies above certain de minimis levels. As the Group’s future cash flows are increasingly likely to be derived from emerging markets it is likely that more debt in emerging market currencies will be drawn.

As such, at 31 March 2012 140% of net debt was denominated in currencies other than sterling (54% euro, 54% US dollar and 32% other) while 40% of net debt had been purchased forward in sterling in anticipation of sterling denominated shareholder returns via dividends and share buybacks. This allows euro, US dollar and other debt to be serviced in proportion to expected future cash flows and therefore provides a partial hedge against income statement translation exposure, as interest costs will be denominated in foreign currencies. Yen debt is used as a hedge against the value of yen assets as the Group has minimal yen cash flows.

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

2012 £m
Euro 3% change – Operating profit[1]	140
US dollar 4% change – Operating profit[1]	195

Note:
[1]	Operating profit before impairment losses and other income and expense

At 31 March 2011 sensitivity of the Group’s operating profit was analysed for a strengthening of the euro by 4% and the US dollar by 13%, which represented movements of £230 million and £594 million respectively.

Equity risk

The Group has equity investments, primarily in Bharti Infotel Private Limited, which is subject to equity risk. See note 15 to the consolidated financial statements for further details on the carrying value of this investment.

Fair value of financial instruments

The table below sets out the valuation basis of financial instruments held at fair value by the Group at 31 March 2012.

	Level[1][1]		Level 2[2]		Total
	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m
Financial assets:
Fair value through the income statement (held for trading)	–	–	949	674	949	674
Derivative financial instruments:
Interest rate swaps	–	–	2,831	1,946	2,831	1,946
Foreign exchange contracts	–	–	128	99	128	99
Interest rate futures	–	–	38	31	38	31
	–	–	3,946	2,750	3,946	2,750
Financial investments available-for-sale:
Listed equity securities[3]	1	1	–	–	1	1
Unlisted equity securities[3]	–	–	591	703	591	703
	1	1	591	703	592	704
	1	1	4,537	3,453	4,538	3,454
Financial liabilities:
Derivative financial instruments:
Interest rate swaps	–	–	800	395	800	395
Foreign exchange contracts	–	–	89	153	89	153
	–	–	889	548	889	548

Notes:
[1]	Level 1 classification comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets for identical assets or liabilities.
[2]	Level 2 classification comprises where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Fair values for unlisted equity securities are derived from observable quoted market prices for similar items. Derivative financial instrument fair values are present values determined from future cash flows discounted at rates derived from market sourced data.
[3]	Details of listed and unlisted equity securities are included in note 15 “Other Investments”.

Vodafone Group Plc	129
Annual Report 2012

22. Borrowings

Carrying value and fair value information

	2012			2011
	Short-term borrowings £m	Long-term borrowings £m	Total £m	Short-term borrowings £m	Long-term borrowings £m	Total £m
Financial liabilities measured at amortised cost:
Bank loans	1,635	5,624	7,259	2,070	5,872	7,942
Bank overdrafts	50	–	50	47	–	47
Redeemable preference shares	–	1,281	1,281	–	1,169	1,169
Commercial paper	2,272	–	2,272	1,660	–	1,660
Bonds	1,289	14,463	15,752	2,470	16,046	18,516
Other liabilities1 2	1,012	2,417	3,429	3,659	1,023	4,682
Bonds in fair value hedge relationships	–	4,577	4,577	–	4,265	4,265
	6,258	28,362	34,620	9,906	28,375	38,281

Notes:
[1]	At 31 March 2012 amount includes £980 million (2011: £531 million) in relation to collateral support agreements.
[2]	Amounts at 31 March 2012 includes £840 million (2011: £3,190 million) in relation to the options disclosed in note 12.

Bank loans include INR 273 billion of loans held by Vodafone India Limited (‘VIL’) and its subsidiaries (the ‘VIL Group’). The VIL Group has a number of security arrangements supporting certain licences secured under the terms of tri-party agreements between the relevant borrower, the department of telecommunications, Government of India and the agent representing the secured lenders and certain share pledges of the shares under VIL. The terms and conditions of the security arrangements mean that should members of the VIL Group not meet all of their loan payment and performance obligations, the lenders may sell the pledged shares and enforce rights over the certain licences under the terms of the tri-party agreements to recover their losses, with any remaining sales proceeds being returned to the VIL Group. Each of the eight legal entities within the VIL Group provide cross guarantees to the lenders in respect to debt contracted by the other seven.

The fair value and carrying value of the Group’s short-term borrowings is as follows:

	Sterling equivalent nominal value		Fair value		Carrying value

	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m
Financial liabilities measured at amortised cost	4,915	7,316	4,977	7,425	4,969	7,436

Bonds:	1,267	2,444	1,288	2,463	1,289	2,470

1.15% US dollar 100 million bond due August 2012	63	–	63	–	63	–
3.625% euro 1,250 million bond due November 2012	1,032	–	1,051	–	1,050	–
6.75% Australian dollar 265 million bond due January 2013	172	–	174	–	176	–
US dollar floating rate note due June 2011	–	171	–	171	–	171
5.5% US dollar 750 million bond due June 2011	–	467	–	471	–	478
1% US dollar 100 million bond due August 2011	–	45	–	45	–	45
Euro floating rate note due January 2012	–	1,144	–	1,146	–	1,148
US dollar floating rate note due February 2012	–	306	–	306	–	306
5.35% US dollar 500 million bond due February 2012	–	311	–	324	–	322
Short-term borrowings	6,182	9,760	6,265	9,888	6,258	9,906

Vodafone Group Plc	130
Annual Report 2012

Notes to the consolidated financial statements (continued)

The fair value and carrying value of the Group’s long-term borrowings is as follows:

	Sterling equivalent nominal value		Fair value		Carrying value

	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m
Financial liabilities measured at amortised cost:
Bank loans	5,336	5,728	5,625	5,872	5,624	5,873
Redeemable preference shares	1,032	1,027	1,199	1,054	1,281	1,169
Other liabilities	2,325	1,022	2,472	1,023	2,417	1,022
Bonds:	13,184	14,581	14,746	15,578	14,463	16,046
3.625% euro 1,250 million bond due November 2012	–	1,104	–	1,125	–	1,132
6.75% Australian dollar 265 million bond due January 2013	–	171	–	173	–	176
Czech kurona floating rate note due June 2013	18	19	18	19	18	19
Euro floating rate note due September 2013	638	751	641	752	638	752
5.0% US dollar 1,000 million bond due December 2013	625	623	669	676	657	667
6.875% euro 1,000 million bond due December 2013	763	883	834	970	786	922
Euro floating rate note due June 2014	938	1,104	939	1,099	938	1,105
4.15% US dollar 1,250 million bond due June 2014	755	778	808	826	773	802
4.625% sterling 350 million bond due September 2014	304	350	325	367	326	382
4.625% sterling 525 million bond due September 2014	525	525	562	551	541	544
5.125% euro 500 million bond due April 2015	417	442	463	475	442	470
5.0% US dollar 750 million bond due September 2015	469	467	528	506	505	512
3.375% US dollar 500 million bond due November 2015	313	311	335	317	314	312
6.25% euro 1,250 million bond due January 2016	938	1,104	1,094	1,230	953	1,139
2.875% US dollar 600 million bond due March 2016	375	374	393	371	374	371
5.75% US dollar 750 million bond due March 2016	469	467	543	523	522	532
4.75% euro 500 million bond due June 2016	417	442	469	463	455	487
5.625% US dollar 1,300 million bond due February 2017	813	809	954	897	908	920
1.625% US dollar 1,000 million bond due March 2017	625	–	624	–	621	–
5.375% sterling 600 million bond due December 2017	552	600	632	638	573	629
5% euro 750 million bond due June 2018	625	663	726	697	650	689
8.125% sterling 450 million bond due November 2018	450	450	589	550	485	488
4.375% US dollar 500 million bond due March 2021	313	311	348	307	310	309
7.875% US dollar 750 million bond due February 2030	469	467	648	591	751	759
6.25% US dollar 495 million bond due November 2032	310	308	377	332	424	425
6.15% US dollar 1,700 million bond due February 2037	1,063	1,058	1,227	1,123	1,499	1,503

Bonds in fair value hedge relationships:	3,882	3,962	4,541	4,199	4,577	4,265
2.15% Japanese yen 3,000 million bond due April 2015	23	23	24	24	23	23
5.375% US dollar 900 million bond due January 2015	563	560	628	616	621	621
4.625% US dollar 500 million bond due July 2018	313	311	354	327	367	338
5.45% US dollar 1,250 million bond due June 2019	782	778	920	850	898	823
4.65% euro 1,250 million bond January 2022	1,042	1,104	1,203	1,115	1,172	1,114
5.375% euro 500 million bond June 2022	417	442	501	470	532	505
5.625% sterling 250 million bond due December 2025	250	250	294	258	324	284
6.6324% euro 50 million bond due December 2028	42	44	86	68	67	57
5.9% sterling 450 million bond due November 2032	450	450	531	471	573	500
Long-term borrowings	25,759	26,320	28,583	27,726	28,362	28,375

Fair values are calculated using quoted market prices or discounted cash flows with a discount rate based upon forward interest rates available to the Group at the reporting date.

Vodafone Group Plc	131
Annual Report 2012

22. Borrowings (continued)

Maturity of borrowings

The maturity profile of the anticipated future cash flows including interest in relation to the Group’s non-derivative financial liabilities on an undiscounted basis, which, therefore, differs from both the carrying value and fair value, is as follows:

	Bank loans £m	Redeemable preference shares £m	Commercial paper £m	Bonds £m	Other liabilities £m	Loans in fair value hedge relationships £m	Total £m
Within one year	684	56	2,283	2,000	1,044	199	6,266
In one to two years	2,983	56	–	2,828	771	199	6,837
In two to three years	567	56	–	3,197	–	762	4,582
In three to four years	1,316	56	–	3,536	1,235	191	6,334
In four to five years	1,574	56	–	1,541	726	169	4,066
In more than five years	1,466	1,214	–	6,780	69	4,465	13,994
	8,590	1,494	2,283	19,882	3,845	5,985	42,079
Effect of discount/financing rates	(1,331)	(213)	(11)	(4,130)	(366)	(1,408)	(7,459)
31 March 2012	7,259	1,281	2,272	15,752	3,479	4,577	34,620

Within one year	947	52	1,670	3,292	3,766	203	9,930
In one to two years	1,914	52	–	2,009	191	203	4,369
In two to three years	2,748	52	–	2,919	60	203	5,982
In three to four years	529	52	–	3,251	60	763	4,655
In four to five years	987	52	–	3,613	901	195	5,748
In more than five years	2,197	1,240	–	7,725	–	4,752	15,914
	9,322	1,500	1,670	22,809	4,978	6,319	46,598
Effect of discount/financing rates	(1,380)	(331)	(10)	(4,293)	(249)	(2,054)	(8,317)
31 March 2011	7,942	1,169	1,660	18,516	4,729	4,265	38,281

The maturity profile of the Group’s financial derivatives (which include interest rate and foreign exchange swaps), using undiscounted cash flows, is as follows:

		2012		2011
	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	14,357	14,498	14,840	15,051
In one to two years	675	786	631	829
In two to three years	561	678	724	882
In three to four years	540	641	667	770
In four to five years	402	520	619	690
In more than five years	2,533	3,566	3,715	4,592
	19,068	20,689	21,196	22,814

The currency split of the Group’s foreign exchange derivatives, all of which mature in less than one year, is as follows:

		2012		2011
	Payable £m	Receivable £m	Payable £m	Receivable £m
Sterling	1,287	7,070	–	10,198
Euro	4,793	2,613	11,422	2,832
US dollar	4,415	2,445	13	387
Japanese yen	2,207	23	2,164	23
Other	962	1,552	727	832
	13,664	13,703	14,326	14,272

Payables and receivables are stated separately in the table above as settlement is on a gross basis. The £39 million net receivable (2011: £54 million net payable) in relation to foreign exchange financial instruments in the table above is split £89 million (2011: £153 million) within trade and other payables and £128 million (2011: £99 million) within trade and other receivables.

The present value of minimum lease payments under finance lease arrangements under which the Group has leased certain of its equipment is analysed as follows:

	2012 £m	2011 £m
Within one year	18	14
In two to five years	34	45
In more than five years	34	6

Vodafone Group Plc	132
Annual Report 2012

Notes to the consolidated financial statements (continued)

Interest rate and currency of borrowings

Currency	Total borrowings £m	Floating rate borrowings £m	Fixed rate borrowings[1] £m	Other borrowings[2] £m
Sterling	2,838	912	1,926	–
Euro	10,696	4,408	6,288	–
US dollar	14,085	4,521	9,495	69
Japanese yen	23	23	–	–
Other	6,978	3,489	2,718	771
31 March 2012	34,620	13,353	20,427	840

Sterling	2,831	906	1,925	–
Euro	12,361	4,198	8,163	–
US dollar	16,030	9,488	3,352	3,190
Japanese yen	807	807	–	–
Other	6,252	2,920	3,332	–
31 March 2011	38,281	18,319	16,772	3,190

Notes:

[1]	The weighted average interest rate for the Group’s sterling denominated fixed rate borrowings is 5.7% (2011: 5.7%). The weighted average time for which these rates are fixed is 4.5 years (2011: 5.4 years). The weighted average interest rate for the Group’s euro denominated fixed rate borrowings is 4.2% (2011: 4.3%).The weighted average time for which the rates are fixed is 2.8 years (2011: 3.8 years). The weighted average interest rate for the Group’s US dollar denominated fixed rate borrowings is 5.1% (2011: 5.4%). The weighted average time for which the rates are fixed is 10.0 years (2011: 9.7 years). The weighted average interest rate for the Group’s other currency fixed rate borrowings is 10.1% (2011: 9.2%). The weighted average time for which the rates are fixed is 2.7 years (2011: 2.0 years).
[2]	Other borrowings of £840 million (2011: £3,190 million) are the liabilities arising under options over direct and indirect interests in Vodafone India.

The figures shown in the tables above take into account interest rate swaps used to manage the interest rate profile of financial liabilities. Interest on floating rate borrowings is generally based on national LIBOR equivalents or government bond rates in the relevant currencies.

At 31 March 2012 the Group had entered into foreign exchange contracts to decrease its sterling and other currency borrowings above by £5,783 million and £590 million respectively, and to increase its euro, US dollar and Japanese yen currency borrowings above by amounts equal to £2,180 million, £1,970 million and £2,184 million respectively.

At 31 March 2011 the Group had entered into foreign exchange contracts to decrease its sterling, US dollar and other currency borrowings above by £10,198 million and amounts equal to £374 million and £105 million respectively, and to increase its euro and Japanese yen currency borrowings above by amounts equal to £8,590 million and £2,141 million respectively.

Further protection from euro and US dollar interest rate movements is provided by interest rate swaps. At 31 March 2012 the Group had euro denominated interest rate swaps covering the period from June 2012 to June 2016 for an amount equal to £685 million. US dollar denominated interest swaps provide cover for the periods March 2012 to June 2012, June 2012 to September 2015, September 2015 to March 2016 and March 2016 to June 2016 for amounts equal to £653 million, £1,894 million, £1,241 million and £914 million respectively. Additionally US dollar denominated interest rate swaps reduce the level of fixed rate debt during the periods June 2016 to December 2019 by an amount equal to £327 million and sterling interest rate swaps reduce the level of fixed debt during the periods December 2016 to December 2017 and December 2017 to December 2018 by amounts of £1,050 million and £450 million respectively.

At 31 March 2011 further protection from euro and US dollar interest rate movements was provided by interest rate swaps. The Group had euro denominated interest rate swaps covering periods June 2015 to December 2015 equal to £833 million. US dollar denominated interest swaps cover the period March 2011 to December 2011 and December 2011 to December 2015 for amounts equal to £1,282 million and £641 million respectively.

The Group has entered into euro and US dollar denominated interest rate futures. The euro denominated interest rate futures provide cover for the periods March 2012 to June 2012, June 2012 to September 2012, September 2012 to December 2012, December 2012 to March 2013, March 2013 to June 2013, June 2013 to September 2013, September 2013 to December 2013, December 2013 to March 2014, June 2014 to December 2014, December 2014 to March 2015, March 2015 to June 2015, June 2015 to September 2015, September 2015 to December 2015, December 2015 to March 2016, March 2016 to June 2016, June 2016 to September 2016 and September 2016 to December 2016 for amounts equal to £7,435 million, £422 million, £976 million, £1,806 million, £1,640 million, £1,391 million, £2,076 million, £2,326 million, £3,738 million, £831 million, £2,396 million, £3,472 million, £2,650 million, £1,819 million, £154 million, £3,196 million and £328 million respectively. The US dollar denominated interest rate futures cover the periods March 2014 to June 2014, December 2015 to March 2016, March 2016 to June 2016, June 2016 to September 2016, September 2016 to December 2016 and December 2016 to March 2017 for amounts equal to £653 million, £3,060 million, £2,505 million, £2,351 million, £1,988 million and £1,976 million respectively.

At 31 March 2011 the Group had entered into euro and US dollar denominated interest rate futures. The euro denominated interest rate futures covered the periods September 2011 to December 2011, December 2011 to March 2012, March 2012 to June 2012 and June 2012 to September 2012 for amounts equal to £2,083 million, £833 million, £7,185 million and £6,811 million respectively. Additional cover was provided for the period March 2013 to March 2014 and March 2015 to March 2016 for average amounts for each period equal to £2,006 million and £2,331 million respectively. The US dollar denominated interest rate futures covered the periods June 2011 to September 2011, June 2013 to September 2013 and September 2013 to December 2013 for amounts equal to £3,601 million, £1,923 million and £833 million respectively.

The Group has entered into interest rate swaps to alter the level of protection against interest rate movements during future periods. US dollar interest rate futures reduce the level of fixed debt during the periods March 2012 to June 2012, June 2012 to September 2012, September 2012 to December 2012, December 2012 to September 2013, September 2013 to December 2013, June 2015 to September 2015 and September 2015 to December 2015 for amounts equal to £1,894 million, £1,306 million, £9,494 million, £3,919 million, £3,070 million, £4,385 million and £2,133 million respectively. Additionally sterling interest rate futures reduced fixed debt in the periods March 2012 to June 2012 and December 2013 to March 2014 by amounts of £7,289 million and £667 million respectively.

Vodafone Group Plc	133
Annual Report 2012

22. Borrowings (continued)

At 31 March 2011 the Group had entered into interest rate swaps to alter the level of protection against interest rate movements during future periods. During the period June 2016 to December 2016 euro denominated interest rate swaps reduced the level of fixed rate debt in the Group by an amount equal to £833 million. US dollar denominated swaps reduced the level of fixed rate debt during the period March 2016 to March 2019 for an amount equal to £321 million. US dollar denominated interest rate futures reduced the level of fixed rate debt during the periods September 2012 to December 2012 and December 2013 to March 2014 for amounts equal to £4,487 million and £1,282 million respectively.

Borrowing facilities

At 31 March 2012 the Group’s most significant committed borrowing facilities comprised two bank facilities which remained undrawn throughout the period of €4,230 million (£3,527 million) and US$4,245 million (£2,654 million) both expiring between three and five years (2011: two bank facilities of €4,150 million (£3,666 million) and US$4,170 million (£2,596 million)), a US$515 million (£322 million) bank facility which expires in more than five years (2011: US$650 million (£405 million)), two loan facilities of €400 million (£334 million) and €350 million (£292 million) both expiring between two and five years (2011: two loan facilities of €400 million (£353 million) and €350 million (£309 million) and a loan facility of €410 million (£342 million) which expires in more than five years (2011: €410 million (£362 million)), The €400 million and €350 million loan facilities were fully drawn on 14 February 2007 and 12 August 2008 respectively and the €410 million facility was drawn on 30 July 2010. During the year two new facilities were negotiated for €400 million (£334 million) and €300 million (£250 million) which remain undrawn and expire in more than 5 years.

Under the terms and conditions of the €4,230 million and US$4,245 million bank facilities, lenders have the right, but not the obligation, to cancel their commitment 30 days from the date of notification of a change of control of the Company and have outstanding advances repaid on the last day of the current interest period.

The facility agreements provide for certain structural changes that do not affect the obligations of the Company to be specifically excluded from the definition of a change of control. This is in addition to the rights of lenders to cancel their commitment if the Company has committed an event of default.

The terms and conditions of the drawn facilities in the Group’s Turkish and Italian operating companies of €400 million and €350 million respectively and the Group’s German, Italian and Romanian fixed line operations of €410 million, €400 million and €300 million respectively, are similar to those of the US dollar bank facilities. In addition should the Group’s Turkish operating company spend less than the equivalent of US$800 million on capital expenditure the Group will be required to repay the drawn amount of the facility that exceeds 50% of the capital expenditure and should the Group’s Italian operating company spend less than the equivalent of €1,500 million on capital expenditure, the Group will be required to repay the drawn amount of the facility that exceeds 18% of the capital expenditure. Similarly should the Group’s German, Italian or Romanian fixed line operations spend less that the equivalent of €824 million, €1,252 million and €1,246 million on capital expenditure respectively, the Group will be required to repay the drawn amount of the facility that exceeds 50% of the capital expenditure.

In addition to the above, certain of the Group’s subsidiaries had committed facilities at 31 March 2012 of £7,842 million (2011: £7,152 million) in aggregate, of which £1,100 million (2011: £667 million) was undrawn. Of the total committed facilities £2,353 million (2011: £2,137 million) expires in less than one year, £4,078 million (2011: £3,719 million) expires between two and five years, and £1,411 million (2011: £1,296 million) expires in more than five years.

Redeemable preference shares

Redeemable preference shares comprise class D and E preferred shares issued by Vodafone Americas, Inc. An annual dividend of US$51.43 per class D and E preferred share is payable quarterly in arrears. The dividend for the year amounted to £56 million (2011: £58 million). The aggregate redemption value of the class D and E preferred shares is US$1.65 billion. The holders of the preferred shares are entitled to vote on the election of directors and upon each other matter coming before any meeting of the shareholders on which the holders of ordinary shares are entitled to vote. Holders are entitled to vote on the basis of twelve votes for each share of class D or E preferred stock held. The maturity date of the 825,000 class D preferred shares is 6 April 2020. The 825,000 class E preferred shares have a maturity date of 1 April 2020. The class D and E preferred shares have a redemption price of US$1,000 per share plus all accrued and unpaid dividends.

Vodafone Group Plc	134
Annual Report 2012

Notes to the consolidated financial statements (continued)

23.Post employment benefits

Background

At 31 March 2012 the Group operated a number of pension plans for the benefit of its employees throughout the world, which vary depending on the conditions and practices in the countries concerned. The Group’s pension plans are provided through both defined benefit and defined contribution arrangements. Defined benefit schemes provide benefits based on the employees’ length of pensionable service and their final pensionable salary or other criteria. Defined contribution schemes offer employees individual funds that are converted into benefits at the time of retirement.

The Group operates defined benefit schemes in Germany, Ghana, Ireland, Italy, India, the United Kingdom and the United States. Defined contribution pension schemes are currently provided in Australia, Egypt, Greece, Hungary, Ireland, Italy, Kenya, Malta, the Netherlands, New Zealand, Portugal, South Africa, Spain, the United Kingdom and the United States. The Group’s principal defined benefit pension scheme in the United Kingdom was closed to new entrants from 1 January 2006 and closed to future accrual for existing members on 31 March 2010.

Income statement expense

	00000000	00000000	00000000
	2012 £m	2011 £m	2010 £m
Defined contribution schemes	145	130	110
Defined benefit schemes	(2)	4	50
Total amount charged to the income statement (note 32)	143	134	160

Defined benefit schemes

The principal actuarial assumptions used for estimating the Group’s benefit obligations are set out below:

	00000000	00000000	00000000
	2012[1] %	2011[1] %	2010[1] %
Weighted average actuarial assumptions used at 31 March:
Rate of inflation	3.0	3.1	3.5
Rate of increase in salaries	2.9	2.9	4.6
Rate of increase in pensions in payment and deferred pensions	3.0	3.1	3.5
Discount rate	4.7	5.6	5.7
Expected rates of return:
Equities	7.4	8.2	8.5
Bonds[2]	4.2	5.1	5.1

Notes:

[1]	Figures shown represent a weighted average assumption of the individual schemes.
[2]

For the year ended 31 March 2012 the expected rate of return for bonds consisted of a 4.6% rate of return for corporate bonds (2011:5.3%; 2010:5.5%) and a 2.6% rate of return for government bonds (2011:3.6%; 2010:4.0%).

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

Mortality assumptions used are consistent with those recommended by the individual scheme actuaries and reflect the latest available tables, adjusted for the experience of the Group where appropriate. The largest scheme in the Group is the UK scheme and the tables used for this scheme indicate a further life expectancy for a male/female pensioner currently aged 65 of 23.6/24.4 years (2011:23.5/24.3 years, 2010:22.3/25.4 years) and a further life expectancy from age 65 for a male/female non-pensioner member currently aged 40 of 27.2/26.7 years (2011:27.0/26.6 years, 2010:24.6/27.9 years).

Measurement of the Group’s defined benefit retirement obligations are particularly sensitive to changes in certain key assumptions including the discount rate. An increase or decrease in the discount rate of 0.5% would result in a £203 million increase or a £230 million decrease in the defined benefit obligation respectively.

Charges made to the consolidated income statement and consolidated statement of comprehensive income (‘SOCI’) on the basis of the assumptions stated above are:

	00000000	00000000	00000000
	2012 £m	2011 £m	2010 £m
Current service cost	11	12	29
Interest cost	85	95	77
Expected return on pension assets	(99)	(103)	(76)
Curtailment/settlement	1	–	20
Total included within staff costs	(2)	4	50

Actuarial losses/(gains) recognised in the SOCI	365	(190)	149
Cumulative actuarial losses recognised in the SOCI	671	306	496

Vodafone Group Plc	135
Annual Report 2012

23. Post employment benefits (continued)

Fair value of the assets and present value of the liabilities of the schemes

The amount included in the statement of financial position arising from the Group’s obligations in respect of its defined benefit schemes is as follows:

	2012 £m	2011 £m	2010 £m
Movement in pension assets:
1 April	1,558	1,487	1,100
Exchange rate movements	(22)	(2)	(10)
Expected return on pension assets	99	103	76
Actuarial (losses)/gains	(30)	(6)	286
Employer cash contributions	34	24	133
Member cash contributions	6	5	12
Benefits paid	(42)	(51)	(45)
Other movements	1	(2)	(65)
31 March	1,604	1,558	1,487

Movement in pension liabilities:
1 April	1,548	1,690	1,332
Exchange rate movements	(33)	(4)	(15)
Current service cost	11	12	29
Interest cost	85	95	77
Member cash contributions	6	5	12
Actuarial losses/(gains)	335	(196)	435
Benefits paid	(42)	(51)	(79)
Other movements	–	(3)	(101)
31 March	1,910	1,548	1,690

An analysis of net (deficit)/assets is provided below for the Group’s principal defined benefit pension scheme in the UK and for the Group as a whole.

	UK					Group
	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Analysis of net (deficit)/assets:
Total fair value of scheme assets	1,218	1,180	1,131	755	934	1,604	1,558	1,487	1,100	1,271
Present value of funded scheme liabilities	(1,444)	(1,127)	(1,276)	(815)	(902)	(1,852)	(1,488)	(1,625)	(1,196)	(1,217)
Net (deficit)/assets for funded schemes	(226)	53	(145)	(60)	32	(248)	70	(138)	(96)	54
Present value of unfunded scheme liabilities	–	–	–	(8)	–	(58)	(60)	(65)	(136)	(93)
Net(deficit)/assets	(226)	53	(145)	(68)	32	(306)	10	(203)	(232)	(39)
Net (deficit)/assets are analysed as:
Assets	–	53	–	–	32	31	97	34	8	65
Liabilities	(226)	–	(145)	(68)	–	(337)	(87)	(237)	(240)	(104)

It is expected that contributions of £34 million will be paid into the Group’s defined benefit retirement schemes during the year ending 31 March 2013. The assets of the schemes are held in external trustee administered funds.

Actual return on pension assets

	2012 £m	2011 £m	2010 £m
Actual return on pension assets	69	97	362

Analysis of pension assets at 31 March is as follows:	%	%	%
Equities	60.1	61.6	59.6
Bonds	37.1	36.5	37.5
Property	0.3	0.3	0.3
Other	2.5	1.6	2.6
	100.0	100.0	100.0

The schemes have no direct investments in the Group’s equity securities or in property currently used by the Group.

Vodafone Group Plc	136
Annual Report 2012

Notes to the consolidated financial statements (continued)

History of experience adjustments

	2012 £m		2011 £m	2010 £m	2009 £m	2008 £m
Experience adjustments on pension liabilities:
Amount	(21)		23	8	6	(5)
Percentage of pension liabilities	(1%	)	1%	–	–	–

Experience adjustments on pension assets:
Amount	(30)		(6)	286	(381)	(176)
Percentage of pension assets	(2%	)	–	19%	(35% )	(14% )

24. Provisions

			Asset retirement obligations £m	Legal and regulatory £m	Other £m	Total £m
1 April 2010			370	184	440	994
Exchange movements			(4)	(1)	(11)	(16)
Amounts capitalised in the year			4	–	–	4
Amounts charged to the income statement			–	88	212	300
Utilised in the year – payments			(8)	(12)	(181)	(201)
Amounts released to the income statement			–	(30)	(29)	(59)
Other			(47)	41	25	19
31 March 2011			315	270	456	1,041
Exchange movements			(19)	(12)	(26)	(57)
Amounts capitalised in the year			37	–	–	37
Amounts charged to the income statement			–	50	209	259
Utilised in the year – payments			(4)	(25)	(164)	(193)
Amounts released to the income statement			–	(6)	(47)	(53)
Other			(10)	33	55	78
31 March 2012			319	310	483	1,112

Provisions have been analysed between current and non-current as follows:

31 March 2012
			Asset retirement obligations £m	Legal and regulatory £m	Other £m	Total £m
Current liabilities			15	225	393	633
Non-current liabilities			304	85	90	479
			319	310	483	1,112

31 March 2011
			Asset retirement obligations £m	Legal and regulatory £m	Other £m	Total £m
Current liabilities			7	215	337	559
Non-current liabilities			308	55	119	482
			315	270	456	1,041

Asset retirement obligations

In the course of the Group’s activities a number of sites and other assets are utilised which are expected to have costs associated with exiting and ceasing their use. The associated cash outflows are substantially expected to occur at the dates of exit of the assets to which they relate, which are long-term in nature, primarily in periods up to twenty five years from when the asset is brought into use.

Legal and regulatory

The Group is involved in a number of legal and other disputes, including notifications of possible claims. The directors of the Company, after taking legal advice, have established provisions after taking into account the facts of each case. The timing of cash outflows associated with the majority of legal claims are typically less than one year, however, for some legal claims the timing of cash flows may be long term in nature. For a discussion of certain legal issues potentially affecting the Group refer to note 29.

Other provisions

Other provisions comprises various provisions including restructuring costs and property, none of which are individually material. The associated cash outflows for restructuring costs are primarily less than one year. The timing of the cash flows associated with property is dependent upon the remaining term of the associated lease.

Vodafone Group Plc	137
Annual Report 2012

25. Trade and other payables

	2012 £m	2011 £m
Included within non-current liabilities:
Other payables	193	80
Accruals and deferred income	357	329
Derivative financial instruments	774	395
	1,324	804

Included within current liabilities:
Trade payables	4,526	4,453
Amounts owed to associates	18	23
Other taxes and social security payable	1,075	1,140
Other payables	541	520
Accruals and deferred income	8,961	8,409
Derivative financial instruments	115	153
	15,236	14,698

The carrying amounts of trade and other payables approximate their fair value. The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest and foreign currency rates prevailing at 31 March.

	2012 £m	2011 £m
Included within “Derivative financial instruments”:
Fair value through the income statement (held for trading):
Interest rate swaps	800	342
Foreign exchange swaps	89	153
	889	495

Fair value hedges:
Interest rate swaps	–	53
	889	548

26. Disposals

France – Société Française du Radiotéléphone S.A. (‘SFR’)

On 16 June 2011 the Group sold its entire 44% shareholding in SFR to Vivendi for a cash consideration of €7,750 million (£6,805 million) before tax and transaction costs and also received a final dividend of €200 million (£178 million) on completion of the transaction. The Group recognised a net gain on disposal of £3,419 million, reported in other income and expense.

SFR £m
Net assets disposed	(3,953)
Total cash consideration	6,805
Other effects[1]	567
Net gain on disposal[2]	3,419

Notes:

[1]	Other effects include foreign exchange gains and losses transferred to the income statement and professional fees related to the disposal.
[2]	Reported in other income and expense in the consolidated income statement.

Poland – Polkomtel S.A.

On 9 November 2011 the Group sold its entire 24.4% interest in Polkomtel S.A. to Spartan Capital Holdings SP. z o.o for a cash consideration of €918 million (£784 million) before tax and transaction costs. The Group recognised a net gain on disposal of £296 million, reported in other income and expense.

Polkomtel £m
Net assets disposed	(579)
Total cash consideration	784
Other effects[1]	91
Net gain on disposal[2]	296

Notes:
[1]	Other effects include foreign exchange gains and losses transferred to the income statement and professional fees related to the disposal.
[2]	Reported in other income and expense in the consolidated income statement.

Vodafone Group Plc	138
Annual Report 2012

Notes to the consolidated financial statements (continued)

27. Reconciliation of net cash flow from operating activities

	2012 £m	2011 £m	2010 £m
Profit for the financial year	7,003	7,870	8,618
Adjustments for:
Share-based payments	143	156	150
Depreciation and amortisation	7,859	7,876	7,910
Loss on disposal of property, plant and equipment	47	91	101
Share of result in associates	(4,963)	(5,059)	(4,742)
Impairment losses	4,050	6,150	2,100
Other income and expense	(3,705)	16	(114)
Non-operating income and expense	162	(3,022)	10
Investment income	(456)	(1,309)	(716)
Financing costs	1,932	429	1,512
Income tax expense	2,546	1,628	56
Decrease/(Increase) in inventory	24	(107)	2
Increase in trade and other receivables	(689)	(387)	(714)
Increase in trade and other payables	871	1,060	1,164
Cash generated by operations	14,824	15,392	15,337
Tax paid	(2,069)	(3,397)	(2,273)
Net cash flow from operating activities	12,755	11,995	13,064

28. Commitments

Operating lease commitments

The Group has entered into commercial leases on certain properties, network infrastructure, motor vehicles and items of equipment. The leases have various terms, escalation clauses, purchase options and renewal rights, none of which are individually significant to the Group.

Future minimum lease payments under non-cancellable operating leases comprise:

	2012 £m	2011 £m
Within one year	1,110	1,225
In more than one year but less than two years	893	958
In more than two years but less than three years	740	746
In more than three years but less than four years	624	638
In more than four years but less than five years	528	602
In more than five years	2,246	2,344
	6,141	6,513

The total of future minimum sublease payments expected to be received under non-cancellable subleases is £252 million (2011: £240 million).

Capital commitments

	Company and subsidiaries		Share of joint ventures		Group
	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m
Contracts placed for future capital expenditure not provided in the financial statements[1]	1,735	1,786	283	338	2,018	2,124

Note:

[1]	Commitment includes contracts placed for property, plant and equipment and intangible assets.

The commitments of Cellco Partnership (‘Cellco’), which trades under the name of Verizon Wireless, are disclosed within the consolidated financial statements of Cellco for the year ended 31 December 2011, which are included as an exhibit to our 2012 annual report on Form 20-F filed with the SEC.

Vodafone Group Plc	139
Annual Report 2012

29. Contingent liabilities

	2012 £m	2011 £m
Performance bonds	270	94
Credit guarantees–third party indebtedness	77	114
Other guarantees and contingent liabilities	551	1,527

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

Other guarantees and contingent liabilities

At 31 March 2011 other guarantees principally comprised of commitments to the India Supreme Court of INR 85 billion (£1,188 million) pending final adjudication in relation to the case with the Indian Tax Authority, see “Legal Proceedings”.

The Group also enters into lease arrangements in the normal course of business which are principally in respect of land, buildings and equipment. Further details on the minimum lease payments due under the non-cancellable operating lease arrangements can be found in note 28.

The Company has covenanted to provide security in favour of the Trustee of the Vodafone Group UK Pension Scheme whilst there is a deficit in the scheme. The deficit is measured on a prescribed basis agreed between the Company and Trustee. In 2010 the Company and Trustee agreed security of a charge over UK index linked gilts (‘ILG’) held by the Company. An initial charge in favour of the Trustee was agreed over ILG 2016 with a notional value of £100 million and ILG 2013 with a notional value of £48.9 million to secure the deficit at that time of approximately £450 million. In December 2011, the security was increased by an additional charge over ILG 2017 with a notional value of £177.7 million due to an increase in the deficit. The security may be substituted either on a voluntary or mandatory basis. As and when alternative security is provided, the Company has agreed that the security cover should include additional headroom of 33%, although if cash is used as the security asset the ratio will revert to 100% of the relevant liabilities or where the proposed replacement security asset is listed on an internationally recognised stock exchange in certain core jurisdictions, the Trustee may decide to agree a lower ratio than 133%.

Legal proceedings

The Company and its subsidiaries are currently, and may be from time to time, involved in a number of legal proceedings including inquiries from, or discussions with, governmental authorities that are incidental to their operations. However, save as disclosed below, the Company and its subsidiaries are not currently involved in any legal or arbitration proceedings (including any governmental proceedings which are pending or known to be contemplated) which may have, or have had in the 12 months preceding the date of this report, a significant effect on the financial position or profitability of the Company and its subsidiaries. Due to inherent uncertainties, no accurate quantification of any cost, or timing of such cost, which may arise from any of the legal proceedings outlined below can be made.

In October 2009 Telecom Egypt commenced arbitration against Vodafone Egypt in Cairo alleging breach of non-discrimination provisions in an interconnection agreement as a result of allegedly lower interconnection rates paid to Vodafone Egypt by Mobinil. Telecom Egypt has also sought to join Vodafone International Holdings BV (‘VIHBV’), Vodafone Europe BV (‘VEBV’) and Vodafone Group Plc (who Telecom Egypt alleges should be held jointly liable with Vodafone Egypt) to the arbitration. VIHBV, VEBV and Vodafone Group Plc deny that they were subject to the interconnection agreement or any arbitration agreement with Telecom Egypt. Telecom Egypt initially quantified its claim at approximately €190 million in 2009. This was subsequently amended and increased to €551 million in January 2011 and further increased to its current value of just over €1.2 billion in November 2011. The Company disputes Telecom Egypt’s claim (and assertion of jurisdiction over VIHBV, VEBV and Vodafone Group Plc) and will continue to defend its position vigorously. Final submissions are due on 29 June 2012 and the arbitration hearing is currently scheduled to last ten days, commencing 6 September 2012.

Vodafone India Limited (‘VIL’) and VIHBV each received notices in August 2007 and September 2007, respectively, from the Indian tax authority alleging potential liability in connection with alleged failure by VIHBV to deduct withholding tax from consideration paid to the Hutchison Telecommunications International Limited group (‘HTIL’) in respect of HTIL’s gain on its disposal to VIHBV of its interests in a wholly-owned subsidiary that indirectly holds interests in VIL. Following the receipt of such notices, VIL and VIHBV each filed writs seeking orders that their respective notices be quashed and that the Indian tax authority take no further steps under the notices. Initial hearings were held before the Bombay High Court and, in the case of VIHBV, the Bombay High Court admitted the writ for final hearing in June 2008. In December 2008, the Bombay High Court dismissed VIHBV’s writ. VIHBV subsequently filed a special leave petition to the Supreme Court to appeal the Bombay High Court’s dismissal of the writ. On 23 January 2009 the Supreme Court referred the question of the tax authority’s jurisdiction to seek to pursue tax back to the tax authority for adjudication on the facts, with permission granted to VIHBV to appeal that decision back to the Bombay High Court should VIHBV disagree with the tax authority’s findings. On 30 October 2009 VIHBV received a notice from the tax authority requiring VIHBV to show cause as to why it believed that the Indian tax authority did not have competent jurisdiction to proceed against VIHBV for the default of non-deduction of withholding tax from consideration paid to HTIL. VIHBV provided a response on 29 January 2010. On 31 May 2010 VIHBV received an order from the Indian tax authority confirming their view that they did have jurisdiction to proceed against VIHBV, as well as a further notice alleging that VIHBV should be treated as the agent of HTIL for the purpose of recovering tax on the transaction. VIHBV appealed this ruling to the Bombay High Court, as well as filed a new writ petition against the notice seeking to treat it as an agent of HTIL. On 8 September 2010 the Bombay High Court ruled that the tax authority had jurisdiction to decide whether the transaction or some part of the transaction could be taxable in India. VIHBV appealed this decision to the Supreme Court on 14 September 2010. A hearing before the Supreme Court took place on 27 September 2010 at which time the Supreme Court noted the appeal and asked the Indian tax authority to quantify any liability. On 22 October 2010 the Indian tax authority quantified the alleged tax liability and issued a demand for payment of INR 112.2 billion (£1.6 billion) of tax and interest. VIHBV contested the amount of such demand both on the basis of

Vodafone Group Plc	140
Annual Report 2012

Notes to the consolidated financial statements (continued)

the calculation and on the basis that no tax was due in any event. On 15 November 2010 VIHBV was asked to make a deposit with the Supreme Court of INR 25 billion (£356 million) and provide a guarantee for INR 85 billion (£1.2 billion) pending final adjudication of the case, which request it duly complied with. On 23 March 2011 the Indian tax authority also initiated proceedings against VIHBV to impose a penalty of 100% of the alleged tax liability. VIHBV challenged this demand to the Indian Commissioner of Income Tax and filed a writ petition in the Bombay High Court. The Supreme Court heard the appeal on the issue of jurisdiction as well as on the challenge to quantification during July and August 2011. In January 2012 the Supreme Court handed down its judgment, holding that VIHBV’s interpretation of the Income Tax Act 1961 was correct, that the transaction was not taxable in India and that, consequently, VIHBV had no obligation to withhold tax from consideration paid to HTIL in respect of the transaction. The Supreme Court quashed the relevant notices and demands issued to VIHBV in respect of withholding tax. Separate proceedings taken against VIHBV to seek to treat it as an agent of HTIL in respect of its alleged tax on the same transaction, as well as on the penalties for the alleged failure to have withheld such taxes, are still technically pending and awaiting adjudication by the Supreme Court and the Indian Commissioner of Income Tax, and are expected to be quashed as a result of the Supreme Court decision. Similarly, VEL’s writ to quash the relevant notice is also pending, and should be decided upon at the same time as VIHBV’s writ. In March 2012 the Indian government introduced proposed legislation (Finance Bill 2012) which seeks to overturn the Supreme Court judgment in VIHBV’s favour with retrospective effect. The Finance Bill 2012 has been passed by both Houses of the Indian Parliament and awaits Presidential approval which is expected imminently after which the Bill will become law. VIHBV is considering domestic (Indian) and international remedies available to it. VIHBV believes that neither it nor any other member of the Group is liable for such withholding tax, or is liable to be made an agent of HTIL; however, the Finance Bill 2012 introduces substantial uncertainty, and there can be no assurance that any outcome will be favourable to VIHBV or the Group.

The Group did not carry any provision in respect of this litigation at 31 March 2012 or at previous reporting dates, as it believed it had no obligation to withhold tax on the acquisition under applicable Indian law at the time of the transaction.

30. Directors and key management compensation

Directors

Aggregate emoluments of the directors of the Company were as follows:

	2012 £m	2011 £m	2010 £m
Salaries and fees	5	5	5
Incentive schemes[1]	4	3	3
Other benefits[2]	1	1	1
	10	9	9

Note:

[1]	Includes the value of the cash in lieu of global long-term incentive plan dividends.
[2]	Includes the value of the cash allowance taken by some individuals in lieu of pension contributions.

The aggregate gross pre-tax gain made on the exercise of share options in the year ended 31 March 2012 by directors who served during the year was £nil (2011: £nil, 2010: £1 million).

Further details of directors’ emoluments can be found in “Directors’ remuneration” on pages 74 to 87.

Key management compensation

Aggregate compensation for key management, being the directors and members of the Executive Committee, was as follows:

	2012 £m	2011 £m	2010 £m
Short-term employee benefits	17	18	21
Post employment benefits – defined contribution schemes	–	1	1
Share-based payments	26	22	20
	43	41	42

Vodafone Group Plc	141
Annual Report 2012

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

	2012 £m	2011 £m	2010 £m
Sales of goods and services to associates	195	327	281
Purchase of goods and services from associates	107	171	159
Purchase of goods and services from joint ventures	207	206	194
Net interest receivable from joint ventures[1]	(7)	(14)	(44)

Trade balances owed:
by associates	15	52	24
to associates	18	23	17
by joint ventures	9	27	27
to joint ventures	89	67	40
Other balances owed by joint ventures[1]	365	176	751

Note:

[1]	Amounts arise primarily through Vodafone Italy, Vodafone Hutchison Australia and Indus Towers and represent amounts not eliminated on consolidation. Interest is paid in line with market rates.

Amounts owed by and owed to associates are disclosed within notes 17 and 25. Dividends received from associates are disclosed in the consolidated statement of cash flows.

Transactions with directors other than compensation

During the three years ended 31 March 2012, and as of 21 May 2012, neither any director nor any other executive officer, nor any associate of any director or any other executive officer, was indebted to the Company.

During the three years ended 31 March 2012, and as of 21 May 2012, the Company has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing or any relative of such spouse) had or was to have a direct or indirect material interest.

Vodafone Group Plc	142
Annual Report 2012

Notes to the consolidated financial statements (continued)

32. Employees

The average employee headcount during the year by nature of activity and by segment is shown below.

	2012 Employees	2011 Employees	2010 Employees
By activity:
Operations	14,522	14,171	14,099
Selling and distribution	30,286	28,311	27,398
Customer care and administration	41,565	41,380	43,493
	86,373	83,862	84,990

By segment:
Germany	12,115	12,594	13,507
Italy	5,838	6,121	6,207
Spain	4,379	4,389	4,326
UK	8,151	8,174	9,766
Other Europe	20,061	18,953	18,582
Europe	50,544	50,231	52,388

India	11,234	10,743	10,132
Vodacom	7,437	7,320	6,833
Other Africa, Middle East and Asia Pacific	10,886	10,896	10,887
Africa, Middle East and Asia Pacific	29,557	28,959	27,852

Non-Controlled Interests and Common Functions	6,272	4,672	4,750
Total	86,373	83,862	84,990

The cost incurred in respect of these employees (including directors) was:
	2012 £m	2011 £m	2010 £m
Wages and salaries	3,158	2,960	3,045
Social security costs	399	392	415
Share-based payments (note 20)	143	156	150
Other pension costs (note 23)	143	134	160
	3,843	3,642	3,770

The Group has dialogue with recognised labour unions if required. In particular there are regular meetings with the Vodafone European Employee Consultative Council (EECC). The delegates of this body are locally elected Vodafone employee representatives, most of them union and works council members. There has been no material disruption to operations as a result of union activity during the financial year ended 31 March 2012.

33. Subsequent events

SoftBank consideration

On 2 April 2012 the Group received the remaining consideration of Yen 200 billion (£1.5 billion) from the sale of its SoftBank Mobile Corp. interests.

Offer for Cable & Wireless Worldwide plc (‘CWW’)

On 23 April 2012 Vodafone Europe B.V (“VEBV”) announced a recommended cash offer to acquire the entire issued and to be issued share capital of CWW (the ‘Offer’). It is intended that the Offer will be effected by way of a court-sanctioned scheme of arrangement (the ‘Scheme’) under Part 26 of the Companies Act. Under the terms of the Offer, CWW shareholders will be entitled to receive 38 pence in cash for each CWW share held. The Offer values the entire issued ordinary share capital of CWW at approximately £1,045 million.

On 21 May 2012 CWW and VEBV announced that the circular relating to the Scheme was being sent to CWW shareholders that day. The Scheme circular sets out, among other things, the full terms and conditions of the Scheme, an explanatory statement, notices of the required meetings, a timetable of principal events and details of the action to be taken by CWW Shareholders.

Subject to approval at the relevant meetings, court approval and the satisfaction or waiver of the other conditions set out in the Scheme circular (including competition and regulatory approvals), the Scheme is expected to become effective on or around 27 July 2012.

On 21 May 2012 VEBV also announced, in order to satisfy its obligation under Rule 15 of the United Kingdom City Code on Takeovers and Mergers, a recommended convertible bond cash offer to the holders of all of the outstanding CWW £230 million 5.75 per cent. convertible bonds due 2014, convertible into ordinary shares of CWW.

Vodafone Group Plc	143
Annual Report 2012

This page is intentionally left blank.

Vodafone Group Plc	144
Annual Report 2012

This page is intentionally left blank.

Vodafone Group Plc	145
Annual Report 2012

This page is intentionally left blank.

Vodafone Group Plc	146
Annual Report 2012

This page is intentionally left blank.

Vodafone Group Plc	147
Annual Report 2012

This page is intentionally left blank.

Vodafone Group Plc	148
Annual Report 2012

This page is intentionally left blank.

Vodafone Group Plc	149
Annual Report 2012

This page is intentionally left blank.

Vodafone Group Plc	150
Annual Report 2012

Shareholder information

Investor calendar
Ex-dividend date for final dividend	6 June 2012
Record date for final dividend	8 June 2012
Interim management statement 30 June 2012	20 July 2012
Annual general meeting	24 July 2012
Final dividend payment	1 August 2012
Half-year financial results	13 November 2012
Ex-dividend date for interim dividend	21 November 2012[1]
Record date for interim dividend	23 November 2012[1]
Interim dividend payment	6 February 2013[1]

Note:

[1]	Provisional dates.

Dividends

Details on the dividend amount per share can be found on page 55.

Payment of dividends by direct credit

The Company pays cash dividends by mandate electronically to shareholders’ bank or building society accounts. The advantages of electronic payments are secure delivery and dividend payments credited to shareholders’ bank or building society account on the same day of payment. A consolidated tax voucher covering both the interim and final dividends paid during the financial year is sent to shareholders at the time of the interim dividend in February.

ADS holders may alternatively have their cash dividends paid by cheque.

Overseas dividend payments

Holders of ordinary shares resident in the eurozone (defined for this purpose as a country that has adopted the euro as its national currency) automatically receive their dividends in euros. The sterling/euro exchange rate will be determined by us in accordance with the Company’s articles of association up to 13 business days’ prior to the payment date.

Holders resident outside the UK and eurozone automatically receive dividends in pounds sterling but may elect to receive dividends in local currency directly into their bank account by registering for our registrars’ Global Payments Service. For further information, visit www.investorcentre.co.uk for details and terms and conditions.

Cash dividends to ADS holders will be paid by the ADS depositary in US dollars. The sterling/US dollar exchange rate for this purpose will be determined by us up to ten New York and London business days prior to the payment date.

Further information about dividend payments can be found at www.vodafone.com/dividends or, alternatively, please contact our registrars or the ADS depositary, as applicable, for further details.

Dividend reinvestment plan

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

Managing your shares via Investor Centre

Investor Centre is a portfolio service operated by Computershare, for investors, which gives holders of the Company’s ordinary shares online access to information about their investments as well as a facility to help manage their holdings online, such as:

g	update dividend mandate bank instructions and review dividend payment history;

g	update member details and address changes; and

g	register to receive Company communications electronically.

Computershare also offer an internet and telephone share dealing service to existing shareholders.

The service can be obtained on www.investorcentre.co.uk. Shareholders with any queries regarding their holding should contact Computershare. Their contact details can be found on page 151.

Shareholders may also find the investors section of our corporate website, www.vodafone.com/investor, useful for general queries and information about the Company.

Shareholder communications

A growing number of our shareholders have opted to receive their communications from the Company electronically using email and web-based communications. The use of electronic communications, rather than printed paper documents, means information about the Company can be received as soon as it is available and has the added benefit of reducing costs and our impact on the environment. Each time the Company issues a shareholder communication, shareholders registered for electronic communications will be sent an email alert containing a link to the relevant documents.

If you still receive paper communications from us, we would encourage you to sign up for this service by providing us with an email address. You can register your e-address via our registrar at www.investorcentre.co.uk or contact them via the telephone number provided on page 151. Further information about this service is available on the investor page of our website.

Annual general meeting

The twenty-eighth AGM of the Company will be held at the Grange Tower Bridge Hotel, 45 Prescot Street, London E1 8GP on 24 July 2012 at 11.00 a.m.

The AGM will be transmitted via a live webcast which can be viewed on the website at www.vodafone.com/agm on the day of the meeting and a recording will be available to view after that date.

	Vodafone Group Plc	151
Annual Report 2012

Shareholder information (continued)

ShareGift

We support ShareGift, the charity share donation scheme (registered charity number 1052686). Through ShareGift, shareholders who have only a very small number of shares, which might be considered uneconomic to sell, are able to donate them to charity. Donated shares are aggregated and sold by ShareGift, the proceeds being passed on to a wide range of UK charities.

Further details about ShareGift can be obtained from its website at www.ShareGift.org or by calling +44 (0)20 7930 3737.

Asset Checker Limited

We participate in Asset Checker, the online service which provides a search facility for solicitors and probate professionals to quickly and easily trace UK shareholdings relating to deceased estates. For further information visit www.assetchecker.co.uk or call 0870 707 4004.

Warning to shareholders (“Boiler room” scams)

Over recent years we have become aware of investors who have received unsolicited calls or correspondence, in some cases purporting to have been issued by the Company, concerning investment matters. These typically make claims of highly profitable opportunities in UK or US investments which turn out to be worthless or simply do not exist. Approaches such as these are usually made by unauthorised companies and individuals and are commonly known as “boiler room” scams. Investors are advised to be wary of any unsolicited advice or offers to buy shares. If it sounds too good to be true, it often is.

More detailed information about this or similar activity can be found on the FSA website www.fsa.gov.uk/consumer.

Registrars and transfer office
The registrars	Holders of ordinary shares resident in Ireland:
Computershare Investor Services PLC	Computershare Investor Services (Ireland) Ltd
The Pavilions	PO Box 9742
Bridgwater Road, Bristol BS99 6ZZ, England	Dublin 18, Ireland
Telephone: +44 (0)870 702 0198	Telephone: +353 (0)818 300 999
www.investorcentre.co.uk/contactus	www.investorcentre.co.uk/contactus

ADS depositary
The Bank of New York Mellon
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

The closing share price at 31 March 2012 was 172.2 pence (31 March 2011:176.5 pence). The closing share price on 21 May 2012 was 165.0 pence.

The following tables set out, for the periods indicated, i) the reported high and low middle market quotations of ordinary shares on the London Stock Exchange, and ii) the reported high and low sales prices of ADSs on the New York Stock Exchange (‘NYSE’)/NASDAQ. The Company transferred its ADS listing from the NYSE to NASDAQ on 29 October 2009.

	London Stock Exchange Pounds per ordinary share		NYSE/NASDAQ Dollars per ADS
Year ended 31 March	High	Low	High	Low
2008	1.98	1.36	40.87	26.88
2009	1.70	0.96	32.87	15.30
2010	1.54	1.11	24.04	17.68
2011	1.85	1.27	32.70	18.21
2012	1.84	1.54	29.46	24.31

	London Stock Exchange Pounds per ordinary share		NYSE/NASDAQ Dollars per ADS
Quarter	High	Low	High	Low
2010/2011
First quarter	1.53	1.27	23.79	18.21
Second quarter	1.65	1.36	25.80	20.71
Third quarter	1.80	1.57	28.52	28.84
Fourth quarter	1.85	1.67	32.70	26.34
2011/2012
First quarter	1.83	1.58	29.46	25.67
Second quarter	1.75	1.54	28.75	24.31
Third quarter	1.84	1.63	29.28	25.42
Fourth quarter	1.82	1.65	28.37	26.00
2012/2013
First quarter[1]	1.77	1.64	28.39	26.00

Note:

[1]	Covering period up to 21 May 2012.

Vodafone Group Plc	152
Annual Report 2012

	London Stock Exchange Pounds per ordinary share		NASDAQ Dollars per ADS
Month	High	Low	High	Low
November 2011	1.84	1.64	29.28	25.63
December 2011	1.80	1.71	28.11	26.78
January 2012	1.82	1.71	28.37	26.59
February 2012	1.79	1.69	28.28	27.04
March 2012	1.76	1.65	28.03	26.00
April 2012	1.77	1.68	28.39	26.83
May 2012[1]	1.75	1.64	28.26	26.00

Note:

[1]	Covering period up to 21 May 2012.

Inflation and foreign currency translation

Inflation

Inflation has not had a significant effect on the Group’s results of operations and financial condition during the three years ended 31 March 2012.

Foreign currency translation

The following table sets out the pounds sterling exchange rates of the other principal currencies of the Group, being: “euros”, “€” or “eurocents”, the currency of the European Union (‘EU’) member states which have adopted the euro as their currency, and “US dollars”, “US$”, “cents” or “¢”, the currency of the US.

	31 March		%
Currency (=£1)	2012	2011	Change
Average:
Euro	1.16	1.18	(1.7)
US dollar	1.60	1.56	2.6
At 31 March:
Euro	1.20	1.13	6.2
US dollar	1.60	1.61	(0.6)

The following table sets out, for the periods and dates indicated, the period end, average, high and low exchanges rates for pounds sterling expressed in US dollars per £1.00.

Year ended 31 March	31 March	Average	High	Low
2008	1.99	2.01	2.11	1.94
2009	1.43	1.72	2.00	1.37
2010	1.52	1.60	1.70	1.44
2011	1.61	1.56	1.64	1.43
2012	1.60	1.60	1.67	1.53

The following table sets out, for the periods indicated, the high and low exchange rates for pounds sterling expressed in US dollars per £1.00.

Month	High	Low
November 2011	1.61	1.54
December 2011	1.57	1.54
January 2012	1.58	1.53
February 2012	1.59	1.57
March 2012	1.60	1.56
April 2012	1.62	1.58

Markets

Ordinary shares of Vodafone Group Plc are traded on the London Stock Exchange and in the form of ADSs on NASDAQ. The Company had a total market capitalisation of approximately £81.4 billion at 21 May 2012 making it the second largest listing in The Financial Times Stock Exchange 100 index and the 26th largest company in the world based on market capitalisation at that date.

ADSs, each representing ten ordinary shares, are traded on NASDAQ under the symbol “VOD”. The ADSs are evidenced by ADRs issued by BNY Mellon, as depositary, under a deposit agreement, dated as of

12 October 1988, as amended and restated on 26 December 1989, 16 September 1991, 30 June 1999, 31 July 2006 and 30 July 2009 between the Company, the depositary and the holders from time to time of ADRs issued thereunder.

ADS holders are not members of the Company but may instruct BNY Mellon on the exercise of voting rights relative to the number of ordinary shares represented by their ADSs. See “Articles of association and applicable English law – Rights attaching to the Company’s shares – Voting rights” on page 153.

Shareholders at 31 March 2012

Number of ordinary shares held	Number of accounts	% of total issued shares
1 – 1,000	425,559	0.22
1,001 – 5,000	79,267	0.34
5,001 – 50,000	28,303	0.66
50,001 – 100,000	1,116	0.15
100,001 – 500,000	1,025	0.43
More than 500,000	1,563	98.20
	536,833	100.00

Geographical analysis of shareholders at 31 March 2012

Region	% of total issued shares
UK	42.3
North America	30.4
Europe (excluding the UK)	12.2
Rest of the world	15.1

Major shareholders

BNY Mellon, as custodian of the Company’s ADR programme, held approximately 19% of the Company’s ordinary shares of 11 3/7 US cents each at 21 May 2012 as nominee. The total number of ADRs outstanding at 21 May 2012 was 938,044,545. At this date 1,401 holders of record of ordinary shares had registered addresses in the US and in total held approximately 0.007% of the ordinary shares of the Company.

At 31 March 2012 the following percentage interests in the ordinary share capital of the Company, disclosable under the Disclosure and Transparency Rules, (DTR 5), have been notified to the directors. No changes in the interests disclosed to the Company have been notified between 31 March 2012 and 21 May 2012.

Shareholder	Shareholding
Black Rock, Inc.	5.99%
Legal & General Group Plc	4.04%

The rights attaching to the ordinary shares of the Company held by these shareholders are identical in all respects to the rights attaching to all the ordinary shares of the Company. The directors are not aware, at 21 May 2012, of any other interest of 3% or more in the ordinary share capital of the Company. The Company is not directly or indirectly owned or controlled by any foreign government or any other legal entity. There are no arrangements known to the Company that could result in a change of control of the Company.

Articles of association and applicable English law

The following description summarises certain provisions of the Company’s articles of association and applicable English law. This summary is qualified in its entirety by reference to the Companies Act 2006 of England and Wales and the Company’s articles of association. Information on where shareholders can obtain copies of the articles of association is provided under “Documents on display” on page 155.

The Company is a public limited company under the laws of England and Wales. The Company is registered in England and Wales under the name Vodafone Group Public Limited Company with the registration number 1833679.

	Vodafone Group Plc	153
Annual Report 2012

Shareholder information (continued)

All of the Company’s ordinary shares are fully paid. Accordingly, no further contribution of capital may be required by the Company from the holders of such shares.

English law specifies that any alteration to the articles of association must be approved by a special resolution of the shareholders.

Articles of association

By a special resolution passed at the 2010 AGM the Company removed its object clause together with all other provisions of its memorandum of association which, by virtue of the Companies Act 2006, are treated as forming part of the Company’s articles of association. Accordingly, the Company’s articles of association do not specifically restrict the objects of the Company.

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

Under the Company’s articles of association a director cannot vote in respect of any proposal in which the director, or any person connected with the director, has a material interest other than by virtue of the director’s interest in the Company’s shares or other securities. However, this restriction on voting does not apply to resolutions (i) giving the director or a third party any guarantee, security or indemnity in respect of obligations or liabilities incurred at the request of or for the benefit of the Company, (ii) giving any guarantee, security or indemnity to the director or a third party in respect of obligations of the Company for which the director has assumed responsibility under an indemnity or guarantee, (iii) relating to an offer of securities of the Company in which the director is entitled to participate as a holder of shares or other securities or in the underwriting of such shares or securities, (iv) concerning any other company in which the director (together with any connected person) is a shareholder or an officer or is otherwise interested, provided that the director (together with any connected person) is not interested in 1% or more of any class of the Company’s equity share capital or the voting rights available to its shareholders, (v) relating to the arrangement of any employee benefit in which the director will share equally with other employees and (vi) relating to any insurance that the Company purchases or renews for its directors or any group of people including directors.

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

In addition, as required by The Directors’ Remuneration Report Regulations, the Board has, since 2003, prepared a report to shareholders on the directors’ remuneration which complies with the regulations (see pages 74 to 87). The report is also subject to a shareholder vote.

Rights attaching to the Company’s shares

At 31 March 2012 the issued share capital of the Company was comprised of 50,000 7% cumulative fixed rate shares of £1.00 each and 49,645,940,182 ordinary shares (excluding treasury shares) of 11 3/7 US cents each.

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

Vodafone Group Plc	154
Annual Report 2012

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

Employees are able to vote any shares held under the Vodafone Group Share Incentive Plan and “My ShareBank” (a vested nominee share account) through the respective plan’s trustees.

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

Pre-emptive rights and new issues of shares

Under section 549 of the Companies Act 2006 directors are, with certain exceptions, unable to allot the Company’s ordinary shares or securities convertible into the Company’s ordinary shares without the authority of the shareholders in a general meeting. In addition, section 561 of the Companies Act 2006 imposes further restrictions on the issue of equity securities (as defined in the Companies Act 2006 which include the Company’s ordinary shares and securities convertible into ordinary shares) which are, or are to be, paid up wholly in cash and not first offered to existing shareholders. The Company’s articles of association allow shareholders to authorise directors for a period specified in the relevant resolution to allot (i) relevant securities generally up to an amount fixed by the shareholders and (ii) equity securities for cash other than in connection with a pre-emptive offer up to an amount specified by the shareholders and free of the pre-emption restriction in section 561. At the AGM in 2011 the amount of relevant securities fixed by shareholders under (i) above and the amount of equity securities specified by shareholders under (ii) above were both in line with corporate governance guidelines. The directors consider it desirable to have the maximum flexibility permitted by corporate governance guidelines to respond to market developments and to enable allotments to take place to finance business opportunities as they arise. In order to retain such maximum flexibility, the directors propose to renew the authorities granted by shareholders in 2011 at this year’s AGM. Further details of such proposals are provided in the 2012 notice of AGM.

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

Under section 793 of the Companies Act 2006 the Company may, by notice in writing, require a person that the Company knows or has reasonable cause to believe is, or was during the preceding three years, interested in the Company’s shares to indicate whether or not that is correct and, if that person does or did hold an interest in the Company’s shares, to provide certain information as set out in the Companies Act 2006. DTR 3 deals with the disclosure by persons ‘discharging managerial responsibility’ and their connected persons of the occurrence of all transactions conducted on their account in the shares of the Company. Part 28 of The Companies Act 2006 sets out the statutory functions of the Panel on Takeovers & Mergers (the ’Panel’). The Panel is responsible for issuing and administering the Code on Takeovers & Mergers which includes disclosure requirements on all parties to a takeover with regard to dealings in the securities of an offeror or offeree company and also on their respective associates during the course of an offer period.

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

	Vodafone Group Plc	155
Annual Report 2012

Shareholder information (continued)

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

At every such separate meeting all of the provisions of the articles of association relating to proceedings at a general meeting apply, except that (i) the quorum is to be the number of persons (which must be at least two) who hold or represent by proxy not less than one third in nominal value of the issued shares of the class or, if such quorum is not present on an adjourned meeting, one person who holds shares of the class regardless of the number of shares he holds, (ii) any person present in person or by proxy may demand a poll and (iii) each shareholder will have one vote per share held in that particular class in the event a poll is taken. Class rights are deemed not to have been varied by the creation or issue of new shares ranking equally with or subsequent to that class of shares in sharing in profits or assets of the Company or by a redemption or repurchase of the shares by the Company.

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

Material contracts

At the date of this annual report the Group is not party to any contracts that are considered material to the Group’s results or operations except for its US$4.2 billion and €4.2 billion credit facilities which are discussed under “Financial position and resources” on page 58.

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

g	a citizen or resident of the US;

g	a US domestic corporation;

g	an estate, the income of which is subject to US federal income tax regardless of its source; or

g	a trust, if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust.

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

For purposes of the treaty and the US-UK double taxation convention relating to estate and gift taxes (the ‘Estate Tax Convention’), and for US federal income tax and UK tax purposes, this section is based on the assumption that a holder of ADRs evidencing ADSs will be treated as the owner of the shares in the Company represented by those ADSs. Investors should note that a recent ruling by the first-tier tax tribunal in the UK has cast doubt on this view, but HMRC have stated that they will continue to apply their longstanding practice of regarding the holder of such ADRs as holding the beneficial interest in the underlying shares. Investors should note, however, that this is an area of some uncertainty that may be subject to further developments in the future. Generally exchanges of shares for ADRs and ADRs for shares will not be subject to US federal income tax or to UK tax other than stamp duty or stamp duty reserve tax (see the section on these taxes on page 156).

Vodafone Group Plc	156
Annual Report 2012

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

Taxation of capital gains

UK taxation

A US holder may be liable for both UK and US tax in respect of a gain on the disposal of our shares or ADSs if the US holder is:

g	a citizen of the United States resident or ordinarily resident for UK tax purposes in the United Kingdom;

g

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

g	a US domestic corporation resident in the United Kingdom by reason of being centrally managed and controlled in the United Kingdom; or

g

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

	Vodafone Group Plc	157
Annual Report 2012

Shareholder information (continued)

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

A ruling by the European Court of Justice has determined that the 1.5% SDRT charges on issue of shares to a clearance service is contrary to EU law. As a result of that ruling, HMRC indicated that where new shares are first issued to a clearance service or to a depositary within the European Union, the 1.5% SDRT charge will not be levied. Subsequently, a recent decision by the first-tier tax tribunal in the UK extended this ruling to the issue of shares (or, where it is integral to the raising of new capital, the transfer of shares) to depositary receipts systems wherever located. HMRC have stated that they will not seek to appeal this decision and, as such, will no longer seek to impose 1.5% SDRT on the issue of shares (or, where it is integral to the raising of new capital, the transfer of shares) to a clearance service or to a depositary, wherever located. Investors should, however, be aware that this area may be subject to further developments in the future.

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

PFIC rules

We do not believe that our shares or ADSs will be treated as stock of a passive foreign investment company (‘PFIC’) for US federal income tax purposes. This conclusion is a factual determination that is made annually and thus is subject to change. If we are treated as a PFIC, any gain realised on the sale or other disposition of the shares or ADSs would in general not be treated as capital gain unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs. Otherwise a US holder would be treated as if he or she has realised such gain and certain ‘excess distributions’ rateably over the holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated. An interest charge in respect of the tax attributable to each such year would also apply. Dividends received from us would not be eligible for the preferential tax rate applicable to qualified dividend income for certain non-corporate holders.

Backup withholding and information reporting

Payments of dividends and other proceeds to a US holder with respect to shares or ADSs, by a US paying agent or other US intermediary will be reported to the Internal Revenue Service (‘IRS’) and to the US holder as may be required under applicable regulations. Backup withholding may apply to these payments if the US holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US holders are not subject to backup withholding. US holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

Foreign financial asset reporting

Recently enacted legislation imposes new reporting requirements on US holders with respect to the holding of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds US$50,000. The shares and ADSs are expected to constitute foreign financial assets subject to these requirements unless the shares and ADSs are held in an account at a financial institution (in which case, the account may be reportable if maintained by a foreign financial institution). US holders should consult their tax advisors regarding the application of this legislation.

Vodafone Group Plc	158
Annual Report 2012

History and development

The Company was incorporated under English law in 1984 as Racal Strategic Radio Limited (registered number 1833679). After various name changes, 20% of Racal Telecom Plc share capital was offered to the public in October 1988. The Company was fully demerged from Racal Electronics Plc and became an independent company in September 1991, at which time it changed its name to Vodafone Group Plc.

Since then we have entered into various transactions which enhanced our international presence. The most significant of these transactions were as follows:

g

the merger with AirTouch Communications, Inc. which completed on 30 June 1999. The Company changed its name to Vodafone AirTouch Plc in June 1999 but then reverted to its former name, Vodafone Group Plc, on 28 July 2000;

g	the acquisition of Mannesmann AG which completed on 12 April 2000. Through this transaction we acquired businesses in Germany and Italy and increased our indirect holding in SFR;

g	through a series of business transactions between 1999 and 2004 we acquired a 97.7% stake in Vodafone Japan. This was then disposed of on 27 April 2006;

g	on 8 May 2007 we acquired companies with controlling interests in Vodafone India Limited (‘VIL’), formerly Vodafone Essar Limited, for US$10.9 billion (£5.5 billion); and

g	on 20 April 2009 we acquired an additional 15.0% stake in Vodacom for cash consideration of ZAR 20.6 billion (£1.6 billion). On 18 May 2009 Vodacom became a subsidiary.

Other transactions that have occurred since 31 March 2009 are as follows:

10 May 2009 – Qatar: Vodafone Qatar completed a public offering of 40.0% of its authorised share capital raising QAR 3.4 billion (£0.6 billion). The shares were listed on the Qatar Exchange on 22 July 2009. Qatar launched full services on its network on 7 July 2009.

9 June 2009 – Australia: Vodafone Australia merged with Hutchison 3G Australia to form a 50:50 joint venture, Vodafone Hutchison Australia Pty Limited.

10 September 2010 – China Mobile Limited: We sold our entire 3.2% interest in China Mobile Limited for cash consideration of £4.3 billion.

30/31 March 2011 – India: The Essar Group exercised its underwritten put option over 22.0% of VIL, following which we exercised our call option over the remaining 11.0% of VIL owned by the Essar Group. The total consideration due under these two options is US$5 billion (£3.1 billion).

16 June 2011 – SFR: We sold our entire 44% interest in SFR to Vivendi for a cash consideration of €7.75 billion (£6.8 billion) and received a final dividend from SFR of €200 million (£176 million).

1 June/1 July 2011 – India: We acquired an additional 22% stake in VIL from the Essar Group for a cash consideration of US$4.2 billion (£2.6 billion) including withholding tax.

18 August 2011 – India: Piramal Healthcare Limited (‘Piramal’) purchased 5.5% of VIL from the Essar Group for a cash consideration of INR 28.6 billion (£368 million).

9 November 2011 – Poland: We sold our entire 24.4% interest in Polkomtel in Poland for cash consideration of approximately €920 million (£784 million) before tax and transaction costs.

8 February 2012 – India: Piramal purchased a further 5.5% of VIL from the Essar Group for a cash consideration of approximately INR 30.1 billion (£399 million) taking Piramal’s total shareholding in VIL to approximately 11%.

	Vodafone Group Plc	159
Annual Report 2012

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

European Union (‘EU’)

The European Commission (the ‘Commission’) is reviewing the future scope and nature of universal service provision in the EU. Current obligations generally involve the provision of a fixed connection allowing access to voice and simple data services. In some countries those operators responsible for providing universal services receive compensation from a fund to which we and others are required to make a financial contribution. The Commission has indicated that it would be reluctant to extend the scope of these funds to include very high speed broadband deployment and that additional financing for such projects should instead be sought from general taxation. The Commission has also published a broadband strategy which proposes that the European Investment Bank offer support for broadband infrastructure projects which fulfil certain criteria and proposes to use €9 billion (£7.5 billion) of the “Connecting Europe Facility” to fund broadband networks and digital services from 2014.

Roaming

The current roaming regulation (the ‘roaming regulation’) entered into force in July 2009 and requires mobile operators to supply voice and text roaming services under retail price caps. Wholesale price caps also apply to voice, text and data roaming services. In March 2012 the Commission, European Parliament and Council provisionally agreed a new roaming regulation which will replace the current roaming regulation upon its expiry in July 2012. Final adoption is expected by June 2012. The new roaming regulation proposes to retain retail price caps for voice and text roaming services and to introduce a new retail cap for data roaming services. These caps will be set at 29 eurocents per minute for retail outbound voice calls, 9 eurocents per retail text and 70 eurocents per megabyte for retail data from 1 July 2012. These will reduce annually until July 2014 when outbound retail voice calls will be set at 19 eurocents per minute, retail texts at 6 eurocents per text and retail data at 20 eurocents per megabyte. The caps will apply until at least 2016 but would be removed thereafter if competition were deemed by the Commission to be sufficiently effective. The Commission also proposes to retain wholesale price caps for voice, text and data roaming services which will reduce annually until July 2014, apply until at least 2018 and could be removed thereafter. The new roaming regulation will expire in 2022.

The Commission also proposed a number of measures which are intended to increase competition in the retail market for roaming (and thereby facilitate the withdrawal of price caps). These include a requirement that users be able, from July 2014, to purchase roaming services from a provider other than their current domestic provider and to retain the same phone number when roaming.

Call termination

National regulators are required to take utmost account of the Commission’s existing recommendation on the regulation of fixed and mobile termination rates published in 2009. This recommendation requires mobile termination rates (‘MTRs’) to be set using a long run incremental cost methodology by December 2012.

At 31 March 2012 the MTRs effective for our subsidiaries within the EU, which differs from those in our Europe region, ranged from 2.70 eurocents per minute (2.25 pence) to 5.30 eurocents per minute (4.42 pence), at the relevant 31 March 2012 foreign exchange rates.

Fixed network regulation

In October 2011 the Commission consulted on proposals for guidelines to national regulators on the setting of access prices for fixed networks, recognising that prices for copper services will influence incentives for investment in, and demand for, fibre based networks. Further details are expected during 2012.

Spectrum

In February 2012 the Commission adopted its radio spectrum policy programme (‘RSPP’), following agreement with the European Parliament and Council. The decision, which came into force in March 2012, requires Member States to make 800 MHz (‘digital dividend’) spectrum available for mobile use by 1 January 2013 and the Commission to report, by January 2015, on the need for further spectrum for mobile use.

In February 2012 the World Radiocommunications Conference agreed to consider the allocation of additional frequency bands for future mobile use at the next conference in 2015 and in particular the 694–790 MHz band in Europe and Africa.

Net neutrality

In December 2011 national regulators sent questionnaires to European operators seeking details of traffic management practices, including blocking of services or throttling of bandwidth. Our companies responded in January 2012 and the results are expected to inform a review of network management activities by the Commission during 2012.

Europe region

Germany

Our current MTR was reduced in December 2010 to 3.36 eurocents per minute, effective until 30 November 2012.

In December 2011 the national regulator enquired about the demand for 900/1800 MHz spectrum beyond 2016 when current licences expire. It is expected that the national regulator will ask for formal applications later in 2012.

In February 2012 the German Parliament adopted a new telecommunications law to implement amendments to the European regulatory framework, including certain new measures to protect consumers.

Italy

In September 2011 we acquired 2x10 MHz of 800 MHz spectrum, 2x5 MHz of 1800 MHz spectrum and 2x15 MHz of 2.6 GHz spectrum for a cost of €1.26 billion (£1.1 billion). The licences are valid until 2030.

In November 2011 the national regulator adopted a decision to cut our MTRs to 0.98 eurocents by July 2013, which we are appealing.

In January 2012 the national regulator issued the final decision concerning obligations to be imposed on Telecom Italia in relation to its fibre network, placing an obligation on Telecom Italia to give unbundled access, where technically feasible, and “end to end” access services.

In February 2012 the national regulator issued a questionnaire to operators on the SMS termination market.

Spain

In February 2012 the national regulator published proposals to reduce our MTRs to 1.09 eurocents per minute by January 2014. The Commission expressed serious doubts about the proposals and on 30 March 2012 the national regulator withdrew its proposals and instead confirmed that MTRs will reduce to 1.09 eurocents by 1 July 2013.

The national regulator has determined that our contributions to universal service costs should be €17 million (£14.2 million) and €47 million (£39.2 million) for 2008 and 2009 respectively. We are appealing both decisions.

In July 2011 we acquired 2x10 MHz of 800 MHz spectrum and 2x20 MHz of 2.6 GHz spectrum for a cost of €517 million (£431 million).

Vodafone Group Plc	160
Annual Report 2012

The licences will expire in 2030. Our 900 MHz licence has been modified to allow refarming and we have the option to extend it until 2030. The licence currently expires in 2020. In November 2011 we acquired 2x10 MHz of 2.6 GHz TDD spectrum at a cost of €10.4 million (£8.7 million).

In December 2011 the National Competition Authority issued a draft decision which proposes that Vodafone, Telefonica and Orange have abused a collective dominant position in the provision of wholesale origination of SMS and MMS and abused an individual dominant position in the provision of SMS and MMS termination services in setting excessive prices. The Council of the National Competition Authority must now take the final decision and consider the imposition of fines.

In January 2012 the National Competition Authority informed Vodafone, Orange and Telefonica that they were investigating claims from BT Spain that the operators had engaged in an unlawful price squeeze in the market for fixed and mobile services for business users. We have since received a questionnaire, to which we have responded.

In February 2012 the government announced its intention to merge the national telecommunications regulator into a new regulatory body called the National Markets and Competition Commission.

United Kingdom

Our regulated average MTR at 31 March 2012 was 3.02 pence per minute. The national regulator proposed a glidepath with annual adjustments that would see a reduction to 0.69 pence per minute (plus inflation adjustment) by 1 April 2014. Following appeals of this decision, the rate of 0.69 pence per minute (plus inflation adjustment) will have to be reached one year earlier (by 1 April 2013). All 2G licences have been modified to allow refarming to 3G. All 3G licences will also be made indefinite rather than expiring in 2021.

The national regulator has consulted on the release of 800 MHz and 2.6 GHz spectrum, including proposals for the auction design. The auction is expected to take place in the first quarter of 2013.

Other Europe

Albania

AMC (Deutsche Telekom) launched its 3G services in the market in January 2012. The national regulator launched a public tender in February 2012 to award the third 3G licence in the market but the minimum bid price set by the Telecoms Minister was not met and the tender failed.

Czech Republic

In March 2012 the government released a consultation on the auction of 800 MHz, 1800 MHz, and 2.6 GHz spectrum, which is expected to take place in November 2012. The government proposes to reserve a portion of 1800 MHz spectrum for a new entrant and to require licensees to provide access for MVNOs.

The national regulator is currently reviewing the market for mobile origination and access to determine whether mobile operators should be obliged to provide regulated access to MVNOs.

Greece

In November 2011 we acquired 2x15 MHz of 900 MHz spectrum and 2x10 MHz of 1800 MHz spectrum for a cost of €169 million (£142 million). The licences are valid until 2026.

Hungary

In October 2010 the Hungarian Parliament adopted a law which imposes a significant additional tax burden on the telecommunications, retail and energy sectors. The law came into force in December 2010 and will apply until at least January 2013. We paid HUF 7,119,714,000 (£23 million) in relation to the 2011 financial year. In March 2012 the Commission announced that it would commence infringement proceedings in the European Court of Justice on the basis that the tax is unlawful.

We acquired an additional 2x2 MHz of 900 MHz for HUF 15.7 billion (£44 million) spectrum through an auction in January 2012. We and other operators are, however, challenging the award of certain spectrum to a new entrant during that procedure.

At the end of April 2012 the government proposed the introduction of a new end-user tax on both mobile and fixed phone traffic of HUF 2.0 per minute and per SMS/MMS. The new tax would generate tax revenue of HUF 52 billion (£147.3 million) a year, which is close to 10% of the relevant service revenue of the whole market, and would be in force from 1 July 2012.

Ireland

The national regulator is planning to auction all spectrum in the 900/1800 MHz spectrum bands at the same time as the 800 MHz band in mid 2012, with the 800 MHz spectrum awarded under the auction available in 2013. In the meantime, Vodafone’s and O2’s 900 MHz licences will be renewed until the commencement of the new licences in 2013.

Netherlands

Our MTR reduced to 4.20 eurocents per minute in January 2011 following a proposal by the national regulator to reduce it to 1.2 eurocents per minute by September 2012. Following an appeal, the court directed that the MTR should instead reduce to 2.4 eurocents by September 2012. The Commission has suggested that it may challenge this decision, but we do not believe it has the legal grounds to do so.

The government has announced plans to auction 800 MHz, 900 MHz, 1800 MHz, 2.1 GHz and 2.6 GHz spectrum in October 2012. The government will reserve 2x5 MHz in the 900 MHz band for new entrants, in addition to 2x10 MHz in the 800 MHz band.

In May 2012 the Dutch Parliament adopted amendments to the Telecommunications Act which are intended to limit the circumstances in which operators are able to engage in network management and to prevent operators from varying the charges to end users by reference to the type of internet service or application they wish to use. The cumulative effect of these measures is to prevent operators from blocking or otherwise charging specifically for voice over internet protocol (‘VOIP’) and other internet services. These measures are expected to apply from January 2013.

Portugal

The national regulator will reduce MTRs to 1.27 eurocents per minute as from 31 December 2012.

In November 2011 we acquired 2x10 MHz of 800 MHz spectrum, 2x5 MHz of 900 MHz spectrum, 2x14 MHz of 1800 MHz spectrum and 2x20 MHz of 2.6 GHz spectrum for a cost of €146 million (£123 million). The licences are valid until 2026.

Romania

The government agreed to renew our 900/1800 MHz licences for a further period of one year (until December 2012) for a fee of €6.4 million (£5.4 million). In the meantime, the government plans to offer the licences for a further 15 year term during an auction in mid-2012 which will also include the 800 MHz and 2.6 GHz bands.

In February 2011 Vodafone was fined €28 million (£23.3 million) by the competition authority in relation to an alleged refusal to interconnect with another party in 2006. We appealed this decision in April 2011. Other enquiries remain ongoing. In April 2011 we were advised that a new proceeding in relation to MTRs and on-net pricing has commenced and have since received a questionnaire, to which we intend to respond. A competition investigation regarding prepaid distribution is in the final stage of being closed without any fine.

	Vodafone Group Plc	161
Annual Report 2012

Regulation (continued)

Turkey

Our MTRs are currently 0.0323 Lira per minute.

In July 2011 the government announced that rural villages with populations of less than 500 which do not have GSM coverage will be provided with mobile services funded by the universal service fund. Following an agreement with the Ministry of Transport, Maritime Affairs and Communications in January 2012, 687 such villages are to be covered by Vodafone Turkey.

In August 2011 the national regulator indicated that rates for the termination of calls originated from abroad will no longer be subject to regulation.

In September 2011 the national regulator proposed enabling refarming in the 900 MHz and 1800 MHz bands and assigning additional 900MHz spectrum to Avea and 1800 MHz spectrum to Vodafone and Turkcell. Further details are expected shortly.

In October 2011 the Council of Ministers increased the taxes on handsets from 20% to 25%.

Africa, Middle East and Asia Pacific region

India

Litigation remains pending in the Telecommunications Dispute Settlement Appellate Tribunal (‘TDSAT’) and Supreme Court in relation to a number of significant regulatory issues including MTRs, spectrum usage charges, and 3G intra-circle roaming (‘ICR’).

In February 2012 the Union Minister of Communications and IT announced some aspects of the spectrum management and licensing framework, including a reduction of licence fees to a uniform fee of 8%, but deferred other aspects including possible one-off fees for spectrum above 6.2 MHz.

The Supreme Court of India issued a decision on 2 February 2012 cancelling the 122 new licences issued in 2008 with effect from June 2012 and directing the government to re-allocate the spectrum by auction. None of Vodafone’s licences were affected by this decision and Vodafone is in active dialogue with the government with a view to acquiring additional spectrum through auction. The implications of these developments will be considered alongside the issues announced in February 2012 by the Union Minister of Communications and IT, the national regulator’s recommendations of May 2010 and April 2012, and the Cabinet before a decision is taken.

New regulations came into force during the 2012 financial year in relation to the activation of value added services, unsolicited commercial communications, and distribution of prepaid vouchers, requiring some changes to activation procedures, capping of high volume SMS users and content of vouchers.

The current MTR is maintained at INR 0.2.

South Africa

The Ministry of Communications and the national regulator have decided to postpone the process of licensing “high demand spectrum” (2.6 GHz and 800 MHz) while the Ministry reviews its long-term policy approach to the information and communications technology (‘ICT’) sector. The Minister initiated a policy review process in April 2012 at the National ICT Colloquium. This process is expected to be completed in 2014.

The National Consumer Commission (‘NCC’), the regulatory authority tasked with enforcing the Consumer Protection Act (‘CPA’), has instituted investigations into the communications sector including consumer complaints relating to quality of service, international roaming charges, airtime and data carry-over rules, and contract terms and conditions. The NCC issued a compliance notice against Vodacom in August 2011 in relation to fixed-term consumer agreements which the NCC alleges do not comply with the CPA. Vodacom is challenging the legal validity of the compliance notice in South Africa’s National Consumer Tribunal.

MTRs are currently ZAR 0.56 per minute (peak) and ZAR 0.52 (off peak) and, under a continuing glide path, are due to decrease to ZAR 0.40 (flat rate) in April 2013.

Other Africa, Middle East and Asia Pacific

Australia

Vodafone Hutchison Australia has agreed to renew its spectrum licences in the 850 MHz and 1800 MHz bands, from their expiry in 2013, for an additional period of 15 years for a fee of approximately AUS$590 million (£400 million). The government is now preparing to auction 700 MHz and 2.6 GHz spectrum in late 2012 or early 2013.

The national regulator cut MTRs to AUS$0.06 (4.05 pence) on 1 January 2012. A glide path has been set with the MTR to faII to AUS$0.036 (2.43 pence) by 1 January 2014.

Egypt

The national regulator set MTRs at 65% of each operator’s average on-net retail revenue per minute in September 2008 and issued a similar decree in 2010. Mobinil obtained interim relief against this regulation and a final order is awaited. Vodafone Egypt has filed a similar case in the Administrative Court challenging the regulator’s decisions regarding the applicable MTRs as well as the calculation formula. In December 2011 the Commisioner’s Committee of the Administrative Court issued a non-binding opinion recommending the annulment of the regulator’s decision. A final decision has not yet been made. A series of arbitrations concerning interconnection payments have been launched by Mobinil and Telecom Egypt, leading to a claim by Telecom Egypt against Vodafone Egypt relating to historic termination charges.

New Zealand

Vodafone and Telecom New Zealand have been selected to share a NZ$285 million (£146 million) government grant to roll-out and operate an open access fibre and wireless network in rural areas.

The national regulator has adopted a regulation which reduces MTRs from around 18 cents to 7.5 cents in May 2011, with further reductions to 4.0 cents from April 2012. SMS termination rates are regulated at 0.06 cents per SMS.

The government is now preparing to auction 700 MHz spectrum in late 2012 or early 2013.

The governments of New Zealand and Australia have jointly appointed consultants to investigate the costs of providing trans-tasman international roaming services as part of an ongoing enquiry.

Vodafone Group Plc	162
Annual Report 2012

Licences

The table below summarises the most significant mobile licences held by our operating subsidiaries and our joint venture in Italy at 31 March 2012. We present the licences by frequency band since in many markets, including the majority of Europe, they can be used for a variety of technologies including 2G, 3G and in the future LTE.

Mobile licences

Country by region	800 MHz expiry date	900 MHz expiry date		1800 MHz expiry date		2.1 GHz expiry date		2.6 GHz expiry date
Europe
Germany	December 2025	December 2016		December 2016		December 2020		December 2025
Italy	December 2029	February 2015		February 2015	[1]	December 2021		December 2029
Spain	December 2030	February 2020		December 2030		April 2020		December 2030
UK	n/a	See note	[2]	See note	[2]	December 2021		n/a
Albania	n/a	June 2016		June 2016		December 2025		n/a
Czech Republic	n/a	January 2021		January 2021		February 2025		n/a
Greece	n/a	September 2027	[3]	December 2026	[3]	August 2021		n/a
Hungary	n/a	July 2014	[4]	July 2014	[4]	December 2019[4]		n/a
Ireland	n/a	February 2013		December 2015		October 2022		n/a
Malta	n/a	August 2026		August 2026		August 2020		n/a
Netherlands	n/a	March 2013		March 2013		December 2016		May 2030
Portugal	March 2027	October 2021	[5]	October 2021	[5]	January 2016		March 2027
Romania	n/a	December 2011		December 2011		March 2020		n/a
Turkey	n/a	April 2023		–		April 2029		n/a
Africa, Middle East and Asia Pacific
		November 2014		November 2014
India[6]	n/a	– December 2026		– December 2026		September 2030		n/a
Vodacom: South Africa	n/a	See note	[7]	See note	[7]	See note	[7]	n/a
Egypt	n/a	January 2022		January 2022		January 2022		n/a
Ghana	n/a	December 2019		December 2019		December 2023	[8]	n/a
New Zealand	n/a	November 2031		March 2021		March 2021		n/a
Qatar	n/a	June 2028		June 2028		June 2028		n/a

Notes:

[1]	2x5 MHz of 1800 MHz spectrum will expire in 2029.
[2]	Indefinite licence with a five year notice of revocation.
[3]	2x15 MHz of the 1800 MHz spectrum will expire in August 2016.
[4]	Options to extend these licences.
[5]	2x3 MHz of 900 MHz must be released by December 2015 and 2x14 MHz of 1800 MHz spectrum does not expire until March 2027.
[6]	lndia is comprised of 22 separate service area licences with a variety of expiry dates. Option to extend 900/1800 MHz licences by ten years.
[7]	Vodacom’s South African spectrum licences are renewed annually. As part of the migration to a new licensing regime the NRA has issued Vodacom a service licence and a network licence which will permit Vodacom to offer mobile and fixed services. The service and network licences have 20 year duration and will expire in 2028. Vodacom also holds licences to provide 2G and/or 3G services in the Democratic Republic of Congo, Lesotho, Mozambique and Tanzania.
[8]	The NRA has issued provisional licences with the intention of converting these to full licences once the NRA board has been reconvened.

	Vodafone Group Plc	163
Annual Report 2012

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

A reconciliation of adjusted EBITDA to the closest equivalent GAAP measure, operating profit, is provided in note 3 to the consolidated financial statements on page 107.

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

g	these measures are used for internal performance reporting;

g	these measures are used in setting director and management remuneration; and

g	they are useful in connection with discussion with the investment analyst community and debt rating agencies.

Reconciliations of adjusted operating profit and adjusted earnings per share to the respective closest equivalent GAAP measures, operating profit and basic earnings per share, are provided in “Operating results” beginning on page 40.

Cash flow measures

In presenting and discussing our reported results, free cash flow and operating free cash flow are calculated and presented even though these measures are not recognised within IFRS. We believe that it is both useful and necessary to communicate free cash flow to investors and other interested parties, for the following reasons:

g

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

g	free cash flow facilitates comparability of results with other companies although our measure of free cash flow may not be directly comparable to similarly titled measures used by other companies;

g	these measures are used by management for planning, reporting and incentive purposes; and

g	these measures are useful in connection with discussion with the investment analyst community and debt rating agencies.

A reconciliation of cash generated by operations, the closest equivalent GAAP measure, to operating free cash flow and free cash flow, is provided in “Financial position and resources” on page 55.

Other

Certain of the statements within the section titled “Chief Executive’s review” on pages 14 to 17 contain forward-looking non-GAAP financial information for which at this time there is no comparable GAAP measure and which at this time cannot be quantitatively reconciled to comparable GAAP financial information.

Certain of the statements within the section titled “Guidance” on page 50 contain forward-looking non-GAAP financial information which at this time cannot be quantitatively reconciled to comparable GAAP financial information.

Organic growth

All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates. We believe that “organic growth”, which is not intended to be a substitute for or superior to reported growth, provides useful and necessary information to investors and other interested parties for the following reasons:

g	it provides additional information on underlying growth of the business without the effect of certain factors unrelated to the operating performance of the business;

g	it is used for internal performance analysis; and

g

it facilitates comparability of underlying growth with other companies, although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies.

Vodafone Group Plc	164
Annual Report 2012

Reconciliation of organic growth to reported growth is shown where used, or in the table below:

	kishore kunal	kishore kunal	kishore kunal	kishore kunal
	Organic change %	Other activity[1] pps	Foreign exchange pps	Reported change %
31 March 2012
Group
Service revenue	1.5	(0.4)	(0.8)	0.3
Revenue	2.2	(0.3)	(0.7)	1.2
Service revenue for the quarter ended 31 March 2012	2.3	(0.9)	(3.0)	(1.6)
Voice revenue	(4.0)	(0.4)	(1.2)	(5.6)
Messaging revenue	4.4	(0.8)	0.2	3.8
Data revenue	22.2	(0.3)	(0.2)	21.7
Fixed line revenue	5.4	–	0.9	6.3
Emerging markets service revenue	13.2	–	(8.4)	4.8
Enterprise revenue	2.2	5.1	0.8	8.1
Enterprise data revenue	18.2	6.7	1.2	26.1
Vodafone Global Enterprise revenue	11	(1)	(1)	9
Adjusted EBITDA	(0.6)	(0.3)	(0.4)	(1.3)
Adjusted operating profit	2.5	(4.4)	(0.5)	(2.4)
Europe
Service revenue excluding the impact of termination rate cuts	1.4	–	0.5	1.9
Data revenue	20.2	–	1.0	21.2
Vodafone Global Enterprise revenue	12	(1)	(4)	7
Germany – data revenue	21.3	–	1.6	22.9
Germany – enterprise revenue	5.6	–	1.6	7.2
Italy – data revenue	16.8	–	1.6	18.4
Italy – enterprise revenue	5.1	–	1.6	6.7
Spain – data revenue	18.4	–	1.9	20.3
Spain – fixed line revenue	7.3	–	1.6	8.9
UK – data revenue	14.5	–	–	14.5
Netherlands – service revenue	2.1	(0.1)	1.6	3.6
Turkey – service revenue	25.1	(1.1)	(17.8)	6.2
Percentage point reduction in adjusted EBITDA margin	(1.5)	–	0.2	(1.3)
Italy – percentage point reduction in adjusted EBITDA margin	(1.9)	0.1	–	(1.8)
Spain – percentage point reduction in adjusted EBITDA margin	(5.5)	–	0.1	(5.4)
UK – percentage point reduction in adjusted EBITDA margin	0.6	–	–	0.6
Africa, Middle East and Asia Pacific
Vodafone Global Enterprise revenue	8	–	9	17
India – data revenue	51.3	–	(10.8)	40.5
South Africa – service revenue	4.4	–	(6.1)	(1.7)
South Africa – data revenue	24.3	–	(7.9)	16.4
Vodacom’s international operations excluding Gateway and Vodacom Business Africa	31.9	–	(3.5)	28.4
Australia – service revenue	(8.8)	–	7.2	(1.6)
Egypt – service revenue	1.4	–	(6.8)	(5.4)
Ghana – service revenue	29.2	–	(14.1)	15.1
Qatar – service revenue	27.1	–	(2.8)	24.3
Safaricom – service revenue	13.6	–	(13.2)	0.4
Percentage point reduction in adjusted EBITDA margin	(0.1)	(0.1)	(0.2)	(0.4)
India – percentage point reduction in adjusted EBITDA margin	0.8	(0.1)	–	0.7
Other Africa, Middle East and Asia Pacific – percentage point reduction in adjusted EBITDA margin	(2.2)	(0.1)	(0.4)	(2.7)
Verizon Wireless[2]
Service revenue	7.3	(0.1)	(2.6)	4.6
Revenue	10.6	–	(2.7)	7.9
Adjusted EBITDA	7.9	(0.1)	(2.7)	5.1
Group’s share of result of Verizon Wireless	9.3	(0.1)	(2.7)	6.5

	Vodafone Group Plc	165
Annual Report 2012

Non-GAAP information (continued)

	kishore kunal	kishore kunal	kishore kunal	kishore kunal
	Organic change %	M&A activity pps	Foreign exchange pps	Reported change %
31 March 2011
Group
Service revenue
H2 2011	2.5	0.2	(1.5)	1.2
H1 2011	1.7	1.5	0.5	3.7

Change	0.8	(1.3)	(2.0)	(2.5)
Revenue	2.8	0.8	(0.4)	3.2
Service revenue	2.1	0.9	(0.6)	2.4
Data revenue	26.4	1.2	(1.2)	26.4
Emerging markets service revenue	11.8	3.4	6.8	22.0
Adjusted EBITDA	(0.7)	1.4	(1.1)	(0.4)
Adjusted operating profit	1.8	2.5	(1.2)	3.1
Europe
Service revenue for the six months ended 31 March 2011	(0.3)	0.2	(3.5)	(3.6)
Enterprise revenue	0.5	0.2	(3.2)	(2.5)
Germany – data revenue	27.9	–	(5.1)	22.8
Germany – enterprise revenue	3.6	–	(4.2)	(0.6)
Italy – data revenue	21.5	–	(4.8)	16.7
Spain – data revenue	14.8	–	(4.8)	10.0
Greece – service revenue	(19.4)	–	(3.2)	(22.6)
Turkey – service revenue	28.9	3.6	2.7	35.2
Africa, Middle East and Asia Pacific
South Africa – data revenue[3]	41.8	9.5	15.6	66.9
Egypt – service revenue	(0.8)	–	(1.0)	(1.8)
Ghana – service revenue	21.0	–	1.6	22.6
Indus Towers – contribution to India service revenue growth	1.7	–	0.1	1.8
Percentage point reduction in adjusted EBITDA margin	(0.6)	1.0	(0.2)	0.2
Verizon Wireless[2]
Revenue	6.0	–	2.6	8.6
Service revenue	5.8	–	2.6	8.4
Adjusted EBITDA	6.7	(0.1)	2.7	9.3
Group’s share of result of Verizon Wireless	8.5	(0.1)	2.7	11.1

31 March 2010
Group
Data revenue	19.3	6.9	6.8	33.0
Emerging markets service revenue	7.9	31.3	7.9	47.1

Notes:

[1]	“Other activity” includes the impact of M&A activity and the revision to intra-group roaming recharges from 1 October 2012.
[2]	Organic growth rates include the impact of a non-cash revenue adjustment which was recorded to properly defer previously recognised data revenue that will be earned and recognised in future periods. Excluding this the equivalent growth rates for service revenue, revenue, adjusted adjusted EBITDA and the Group’s share of result in Verizon Wireless would have been 6.8%*, 10.1%*, 6.7%* and 7.5%* (2011: 6.4%*, 6.6%*, 8.2%* and 10.8%*) respectively.
[3]	Data revenue in South Africa grew by 41.8%*. Excluding the impact of reclassifications between messaging and data revenue during the year, data revenue grew by 35.9%*.

Vodafone Group Plc	166
Annual Report 2012

Form 20-F cross reference guide

This annual report on Form 20-F for the fiscal year ended 31 March 2012 has not been approved or disapproved by the SEC nor has the SEC passed judgement upon the adequacy or accuracy of this document. The table below sets out the location in this document of the information required by SEC Form 20-F.

Item	Form 20-F caption	Location in this document	Page
1	Identity of directors, senior management
	and advisers	Not applicable	–
2	Offer statistics and expected timetable	Not applicable	–
3	Key information
	3A Selected financial data	Selected financial data	173
		Shareholder information – Inflation and foreign currency translation	152
	3B Capitalisation and indebtedness	Not applicable	–
	3C Reasons for the offer and use of proceeds	Not applicable	–
	3D Risk factors	Principal risk factors and uncertainties	51 to 53
4	Information on the Company
	4A History and development of the company	History and development	158
		Contact details	Back cover
	4B Business overview	Who we are	2 to 3
		What we do and how we do it	4 to 5
		Where we do it	6 to 7
		Where we are heading	8 to 9
		How we’re doing	10 to 11
		Industry trends	18 to 19
		How we do business	20 to 21
		Strategy: mobile data	22 to 25
		Strategy: emerging markets	26 to 27
		Strategy: enterprise and total communications	28 to 29
		Strategy: new services	30 to 31
		Maintaining our leading market position	32 to 33
		Operating results	40 to 49
		Regulation	159 to 162
	4C Organisational structure	Note 12 “Principal subsidiaries”	119
		Note 13 “Investments in joint ventures”	120
		Note 14 “Investments in associates”	121
		Note 15 “Other investments”	121
	4D Property, plant and equipment	What we do and how we do it	4 to 5
		How we do business	20 to 21
		Financial position and resources	54 to 59
		Sustainable business	36 to 37
4A	Unresolved staff comments	None	–
5	Operating and financial review and prospects
	5A Operating results	Operating results	40 to 49
		Note 22 “Borrowings”	129
		Shareholder information – Inflation and foreign currency translation	151
		Regulation	159 to 162
		Non-GAAP Information	163 to 165
	5B Liquidity and capital resources	Financial position and resources – Liquidity and capital resources	55 to 59
		Note 21 “Capital and financial risk management”	125
		Note 22 “Borrowings”	129
	5C Research and development,	Strategy: mobile data	22 to 25
	patents and licences, etc	Note 4 “Operating profit”	108
		Regulation – Licences	162
	5D Trend information	Chief Executive’s review	14 to 17
		Industry trends	18 to 19
		Guidance	50
	5E Off-balance sheet arrangements	Financial position and resources – Off-balance sheet
		arrangements	59
		Note 28 “Commitments”	138
		Note 29 “Contingent liabilities”	139
	5F Tabular disclosure of contractual obligations	Financial position and resources – Contractual obligations and contingencies	54
	5G Safe harbor	Forward-looking statements	169 to 170

Vodafone Group Plc	167
Annual Report 2012

Form 20-F cross reference guide (continued)

Item	Form 20-F caption	Location in this document	Page
6	Directors, senior management and employees
	6A Directors and senior management	Board of directors and Group management	60 to 62
	6B Compensation	Directors’ remuneration	74 to 87
	6C Board practices	Corporate governance	63 to 73
		Directors’ remuneration	74 to 87
		Board of directors and Group management	60 to 62
	6D Employees	Our people	34 to 35
		Note 32 “Employees”	142
	6E Share ownership	Directors’ remuneration	74 to 87
		Note 20 “Share-based payments”	123
7	Major shareholders and related party transactions
	7A Major shareholders	Shareholder information – Major shareholders	152
	7B Related party transactions	Directors’ remuneration	74 to 87
		Note 29 “Contingent liabilities”	139
		Note 31 “Related party transactions”	141
	7C Interests of experts and counsel	Not applicable	–
8	Financial information
	8A Consolidated statements and	Critical accounting estimates	91 to 92
	other financial information	Financials[1]	94
		Audit report on the consolidated financial statements	93
		Note 29 “Contingent liabilities”	139
		Financial position and resources	54 to 59
	8B Significant changes	Subsequent events	A-1
9	The offer and listing
	9A Offer and listing details	Shareholder information – Share price history	151 to 152
	9B Plan of distribution	Not applicable	–
	9C Markets	Shareholder information – Markets	152
	9D Selling shareholders	Not applicable	–
	9E Dilution	Not applicable	–
	9F Expenses of the issue	Not applicable	–
10	Additional information
	10A Share capital	Not applicable	–
	10B Memorandum and articles of association	Shareholder information – Articles of association and applicable English law	152 to 155
	10C Material contracts	Shareholder information – Material contracts	155
	10D Exchange controls	Shareholder information – Exchange controls	155
	10E Taxation	Shareholder information – Taxation	155 to 157
	10F Dividends and paying agents	Not applicable	–
	10G Statement by experts	Not applicable	–
	10H Documents on display	Shareholder information – Documents on display	155
	10I Subsidiary information	Not applicable	–
11	Quantitative and qualitative disclosures about market risk	Note 21 “Capital and financial risk management”	125
12	Description of securities other than equity securities
	12A Debt securities	Not applicable	–
	12B Warrants and rights	Not applicable	–
	12C Other securities	Not applicable	–
	12D American depositary shares	ADR payment information	C-1
13	Defaults, dividend arrearages and delinquencies	Not applicable	–
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–
15	Controls and procedures	Corporate governance	63 to 73
		Directors’ statement of responsibility – Management’s report on internal control over financial reporting	89
		Audit report on internal control over financial reporting	90

Vodafone Group Plc	168
Annual Report 2012

Item	Form 20-F caption	Location in this document	Page
16	16A Audit Committee financial expert	Corporate governance – Board committees	68 to 71
	16B Code of ethics	Corporate governance – US listing requirements	73
	16C Principal accountant fees and services	Note 4 “Operating profit”	108
		Corporate governance – Board committees – External audit	70
	16D Exemptions from the listing standards for audit committees	Not applicable	–
	16E Purchase of equity securities by the issuer and affiliated purchasers	Financial position and resources	54 to 59
	16F Change in registrant’s certifying accountant	Not applicable	–
	16G Corporate governance	Corporate governance – US listing requirements	73
	16H Mine safety disclosure	Not applicable	–
17	Financial statements	Not applicable	–
18	Financial statements	Financials	94
	18A Separate financial statements required by Rule 3-09 of Regulation S-X	Financials	B-1
	18B Report of Independent Registered Public Accounting Firm	Financials	B-3
19	Exhibits	Filed with the SEC	Index to Exhibits

	Vodafone Group Plc	169
Annual Report 2012

Forward-looking statements

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include statements with respect to:

g

the Group’s expectations regarding its financial and operating performance, including statements contained within the Chief Executive’s review on pages 14 to 17, the Group’s 7% dividend per share growth target, and the guidance statement for the 2013 financial year and the medium-term free cash flow guidance on page 50 of this document, and the performance of joint ventures, associates, including Verizon Wireless and VHA, other investments and newly acquired businesses;

g

intentions and expectations regarding the development of products, services and initiatives introduced by, or together with, Vodafone or by third parties, including new mobile technologies, such as the introduction of 4G, the Vodafone M-Pesa money transfer system, M2M connections, the operator billing service, tablets and an increase in download speeds and 3G services;

g

expectations regarding the global economy and the Group’s operating environment and market position, including future market conditions, growth in the number of worldwide mobile phone users and other trends, including increased mobile data usage and increased mobile penetration in emerging markets;

g	revenue and growth expected from the Group’s enterprise and total communications strategy, including data revenue growth, and its expectations with respect to long-term shareholder value growth;

g

mobile penetration and coverage rates, mobile termination rate cuts, the Group’s ability to acquire spectrum, expected growth prospects in the Europe, Africa, Middle East and Asia Pacific regions and growth in customers and usage generally;

g	anticipated benefits to the Group from cost efficiency programmes;

g

possible future acquisitions, including increases in ownership in existing investments, the timely completion of pending acquisition transactions and pending offers for investments, including licence and spectrum acquisitions, and the expected funding required to complete such acquisitions or investments;

g

expectations regarding the Group’s future revenue, operating profit, adjusted EBITDA, adjusted EBITDA margin, free cash flow, capital intensity, depreciation and amortisation charges, foreign exchange rates, tax rates and capital expenditure;

g

expectations regarding the Group’s access to adequate funding for its working capital requirements and share buyback programmes, and the rate of dividend growth by the Group (including the Group’s 7% dividend per share growth target) or its existing investments; and

g	the impact of regulatory and legal proceedings involving the Group and of scheduled or potential regulatory changes.

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

g	general economic and political conditions in the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments;

g	increased competition, from both existing competitors and new market entrants, including mobile virtual network operators;

g	levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services in a timely manner, particularly data content and services;

g

rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations, including as a result of third party or vendor marketing efforts;

g	the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services;

g	the Group’s ability to generate and grow revenue from both voice and non-voice services and achieve expected cost savings;

g	a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays;

g	slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure;

g	the Group’s ability to expand its spectrum position, win 3G and 4G allocations and realise expected synergies and benefits associated with 3G and 4G;

Vodafone Group Plc	170
Annual Report 2012

g	the Group’s ability to secure the timely delivery of high quality, reliable handsets, network equipment and other key products from suppliers;

g	loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets;

g	changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes;

g

the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, franchises, brand licences, platform sharing or other arrangements with third parties, particularly those related to the development of data and internet services;

g

acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities which may have a negative impact on the Group’s financial condition and results of operations;

g	the Group’s ability to integrate acquired business or assets and the imposition of any unfavourable conditions, regulatory or otherwise, on any pending or future acquisitions or dispositions;

g	the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition;

g	developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends;

g	the Group’s ability to satisfy working capital requirements through borrowing in capital markets, bank facilities and operations;

g	changes in foreign exchange rates, including particularly the exchange rate of pounds sterling to the euro and the US dollar;

g	changes in the regulatory framework in which the Group operates, including the commencement of legal or regulatory action seeking to regulate the Group’s permitted charging rates;

g	the impact of legal or other proceedings against the Group or other companies in the communications industry; and

g	changes in statutory tax rates and profit mix, the Group’s ability to resolve open tax issues and the timing and amount of any payments in respect of tax liabilities.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Principal risk factors and uncertainties” on pages 51 to 53 of this document. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

The Company’s independent auditors, Deloitte LLP, have not compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

	Vodafone Group Plc	171
Annual Report 2012

Definition of terms

2G	2G networks are operated using global system for mobile (‘GSM’) technology which offer services such as voice, text messaging and basic data. In addition, all the Group’s controlled networks support general packet radio services (‘GPRS’), often referred to as 2.5G. GPRS allows mobile devices to access IP based data services such as the internet and email.
3G	A cellular technology based on wide band CDMA delivering voice and data services.
4G	4G or LTE technology offers even faster data transfer speeds than 3G/HSPA, increases network capacity and is able to deliver sustained customer throughputs of between 6 – 12 Mbps in real network conditions.
Acquisition costs	The total of connection fees, trade commissions and equipment costs relating to new customer connections.
ADR	American depositary receipts is a mechanism designed to facilitate trading in shares of non-US companies in the US stock markets. The main purpose is to create an instrument which can easily be settled through US stock market clearing systems.
ADS	American depositary shares are shares evidenced by American depositary receipts. ADSs are issued by a depositary bank and represent one or more shares of a non-US issuer held by the depositary bank. The main purpose of ADSs is to facilitate trading in shares of non-US companies in the US markets and, accordingly, ADRs which evidence ADSs are in a form suitable for holding in US clearing systems.
AGM	Annual general meeting.
AOP	Adjusted operating profit. Group adjusted operating profit excludes non-operating income of associates, impairment losses, and other income and expense.
Applications (‘apps’)	Apps are software applications usually designed to run on a smartphone or tablet device and provide a convenient means for the user to perform certain tasks. They cover a wide range of activities including banking, ticket purchasing, travel arrangements, social networking and games. For example the My Vodafone app lets customers check their bill totals on their smartphone and see the minutes, texts and data allowance remaining.
ARPU	Service revenue excluding fixed line revenue, fixed advertising revenue, revenue related to business managed services and revenue from certain tower sharing arrangements divided by average customers.
Capital expenditure (‘capex’)	This measure includes the aggregate of capitalised property, plant and equipment additions and capitalised software costs.
Churn	Total gross customer disconnections in the period divided by the average total customers in the period.
Controlled and jointly controlled	Controlled and jointly controlled measures include 100% for the Group’s mobile operating subsidiaries and the Group’s proportionate share for joint ventures.
Customer costs	Customer costs include acquisition costs, being the total of connection fees, trade commissions and equipment costs relating to new customer connections, and retention costs, being the total of trade commissions, loyalty scheme and equipment costs relating to customer retention and upgrades, as well as expenses related to ongoing commissions.
Depreciation and other amortisation	This measure includes the profit or loss on disposal of property, plant and equipment and computer software.
Direct costs	Direct costs include interconnect costs and other direct costs of providing services.
Enterprise	The Group’s business customer segment.
Adjusted EBITDA	Operating profit excluding share in results of associates, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses and other operating income and expense.
Emerging markets	Vodafone entities are India, Vodacom, Egypt, Turkey, Ghana, Qatar and Fiji.
Fixed broadband customer	A fixed broadband customer is defined as a physical connection or access point to a fixed line network.
FRC	Financial Reporting Council.
Free cash flow

Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments and dividends paid to non-controlling shareholders in subsidiaries but before licence and spectrum payments.

For the year ended 31 March 2012 payments in respect of a tax case settlement, tax relating to the disposal of our 24.4% interest in Polkomtel, the income dividend received from Verizon Wireless in January 2012 and the return of the court deposit made in respect of the India tax case are also excluded. For the year ended 31 March 2011 other items excluded included tax relating to the disposal of China Mobile Limited, the SoftBank disposal and a court deposit made in respect of the India tax case.

FSA	Financial Services Authority.
Impairment	A downward revaluation of an asset.
Interconnect costs	A charge paid by Vodafone to other fixed line or mobile operators when a Vodafone customer calls a customer connected to a different network.
ICT	Information and communications technology.
IP	Internet protocol (‘IP’) is the method by which data is sent from one computer to another on the internet.
LTE	Long-term evolution (‘LTE’) is 4G technology which offers even faster data transfer speeds than 3G/HSPA, increases network capacity and is able to deliver sustained customer throughputs of between 6 – 12 Mbps in real network conditions.
M2M	Machine-to-machine. M2M communications, or telemetry, enable devices to communicate with one another via built-in mobile SIM cards.
Mark-to-market	Mark-to-market or fair value accounting refers to accounting for the value of an asset or liability based on the current market price of the asset or liability.

Vodafone Group Plc	172
Annual Report 2012

Mobile broadband	Also known as mobile internet (see below).
Mobile customer	A mobile customer is defined as a subscriber identity module (‘SIM’), or in territories where SIMs do not exist, a unique mobile telephone number, which has access to the network for any purpose, including data only usage, except telemetric applications. Telemetric applications include, but are not limited to, asset and equipment tracking, mobile payment and billing functionality, e.g. vending machines and meter readings, and include voice enabled customers whose usage is limited to a central service operation, e.g. emergency response applications in vehicles.
Mobile internet	Browser based access to the internet or web applications using a mobile device, such as a smartphone, connected to a wireless network.
Mobile termination rate (‘MTR’)	A per minute charge paid by a telecommunications network operator when a customer makes a call to another mobile or fixed line network operator.
MVNO	Mobile virtual network operators, companies that provide mobile phone services but do not have their own licence of spectrum or the infrastructure required to operate a network.
Net debt	Long-term borrowings, short-term borrowings and mark-to-market adjustments on financing instruments less cash and cash equivalents.
Net promoter score (‘NPS’)	Net promoter score is a customer loyalty metric used to monitor customer satisfaction.
Operating expenses	Operating expenses comprise primarily of network and IT related expenditure, support costs from HR and finance and certain intercompany items.
Operating free cash flow	Cash generated from operations after cash payments for capital expenditure (excludes capital licence and spectrum payments) and cash receipts from the disposal of intangible assets and property, plant and equipment.
Organic growth	All amounts marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates. From 1 October 2012 the Group revised its intra-group roaming charges. Whilst neutral to Group revenue and profitability, these changes do have an impact on reported service revenue by country and regionally from Q3 onwards. Whilst prior period reported revenue has not been restated, to ensure comparability in organic growth rates, country and regional revenue in the prior financial year have been recalculated based on the new pricing structure to form the basis for our organic calculations.
Partner markets	Markets in which the Group has entered into a partner agreement with a local mobile operator enabling a range of Vodafone’s global products and services to be marketed in that operator’s territory and extending Vodafone’s reach into such markets.
Penetration	Number of SIMs in a country as a percentage of the country’s population. Penetration can be in excess of 100% due to customers’ owning more than one SIM.
Petabyte	A petabyte is a measure of data usage. One petabyte is a million gigabytes.
Pps	Percentage points.
Pro-forma growth	Pro-forma growth is organic growth adjusted to include acquired business for the whole of both periods.
Reported growth	Reported growth is based on amounts reported in pounds sterling as determined under IFRS.
RAN	Radio access network is part of a mobile telecommunication system which conceptually sits between the mobile phone and the base station.
Retention costs	The total of trade commissions, loyalty scheme and equipment costs relating to customer retention and upgrade.
Roaming	Allows our customers to make calls on other operators’ mobile networks while travelling abroad.
Service revenue	Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.
Smartphone devices	A smartphone is a mobile phone offering advanced capabilities including access to email and the internet.
Smartphone penetration	The number of smartphone devices divided by the number of registered SIMs, excluding data only SIMs.
SME	Small to medium-sized enterprises.
SoHo	Small-office-home-office.
Spectrum	The radio frequency bands and channels assigned for telecommunication services.
Tablet device	A tablet is a slate shaped, mobile or portable casual computing device equipped with a finger operated touchscreen or stylus, for example the Apple iPad.
“to the cloud”	This means the customer has little or no equipment at their premises and all the equipment and capability is run from the Vodafone network instead. This removes the need for customers to make capital investment and instead they have an operating cost model with a recurring monthly fee.
Visitor revenue	Amounts received by a Vodafone operating company when customers of another operator, including those of other Vodafone companies, roam onto its network.
VZW	Verizon Wireless, the Group’s associate in the US.
VZW income dividends	Distributions (other than tax distributions) by Verizon Wireless as agreed from time to time by the Board of Verizon Wireless.
VZW tax distributions	Specific distributions made by the Cellco Partnership to its partners based on the taxable income of Verizon Wireless.

	Vodafone Group Plc	173
Annual Report 2012

Selected financial data

At/for the year ended 31 March	2012	2011	2010	2009	2008
Consolidated income statement data (£m)
Revenue	46,417	45,884	44,472	41,017	35,478
Operating profit	11,187	5,596	9,480	5,857	10,047
Profit before taxation	9,549	9,498	8,674	4,189	9,001
Profit for the financial year	7,003	7,870	8,618	3,080	6,756

Consolidated statement of financial position data (£m)
Total assets	139,576	151,220	156,985	152,699	127,270
Total equity	78,202	87,561	90,810	84,777	76,471
Total equity shareholders’ funds	76,935	87,555	90,381	86,162	78,043

Earnings per share[1]
Weighted average number of shares (millions)
– Basic	50,644	52,408	52,595	52,737	53,019
– Diluted	50,958	52,748	52,849	52,969	53,287

Basic earnings per ordinary share	13.74p	15.20p	16.44p	5.84p	12.56p
Diluted earnings per ordinary share	13.65p	15.11p	16.36p	5.81p	12.50p

Cash dividends1 2
Amount per ordinary share (pence)	13.52p	8.90p	8.31p	7.77p	7.51p
Amount per ADS (pence)	135.2p	89.0p	83.1p	77.7p	75.1p
Amount per ordinary share (US cents)	21.63c	14.33c	12.62c	11.11c	14.91c
Amount per ADS (US cents)	216.3c	143.3c	126.2c	111.1c	149.1c

Other data
Ratio of earnings to fixed charges[3]	4.3	5.7	3.6	1.2	3.9

Notes:

[1]

See note 8 to the consolidated financial statements, “Earnings per share”. Earnings and dividends per ADS is calculated by multiplying earnings per ordinary share by ten, the number of ordinary shares per ADS. Dividend per ADS is calculated on the same basis.

[2]

The final dividend for the year ended 31 March 2012 was proposed by the directors on 22 May 2012 and is payable on 1 August 2012 to holders of record as of 8 June 2012.The total dividends have been translated into US dollars at 31 March 2012 for purposes of the above disclosure but the dividends are payable in US dollars under the terms of the ADS depositary agreement.

[3]

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

Vodafone Group Plc	174
Annual Report 2012

Business review

Performance

Governance

Financials

Additional information

Vodafone, the Vodafone logo, Vodacom, M-Pesa, the M-Pesa logo, OfficeNet, Vodafone One Net, Vodafone Discover, Vodafone Cloud, Vodafone Protect, Vodafone Guardian, Vodafone Farmers' Club, Vodafone mHealth Solutions, Justtextgiving by Vodafone, The Vodafone Way and Bluefish are trade marks of the Vodafone Group. Moyo, Ricarica Insieme and Mobile for Good are trade marks of the Vodafone Foundation. Other product and company names mentioned herein may be the trade marks of their respective owners.

The content of our website (www.vodafone.com) should not be considered to form part of this annual report or our annual report on Form 20-F.

© Vodafone Group 2012

FSC www.fsc.org MIX From responsible sources FSC® C015185

Text printed on amadeus 75 silk which is made from 75% de-inked post-consumer waste and 25% virgin fibre. The cover is on amadeus 100 silk, made entirely from de-inked post-consumer waste. Both products are Forest Stewardship Council ('FSC') certified and produced using elemental chlorine free ('ECF') bleaching. The manufacturing mill also holds ISO 14001 accreditation for environmental management.

Designed and produced by Radley Yeldar ry.com

Vodafone Group Plc

Registered in England No. 1833679

Telephone: +44 (0) 1635 33251
Fax: +44 (0) 1635 238080

www.vodafone.com

Contact details:

Registrars shareholder helpline
Telephone: +44 (0) 870 702 0198
(In Ireland): +353 (0) 818 300 999

Investor Relations
Email: ir@vodafone.co.uk
Website: www.vodafone.com/investor

Media Relations
Telephone: +44 (0) 1635 664444
Email: groupmediarelations@vodafone.com
Website: www.vodafone.com/media

Sustainability
Email: sustainability@vodafone.com
Website: www.vodafone.com/sustainability

Access our online Annual Report at:
vodafone.com/ar2012

Events occurring subsequent to the approval of the

Company’s Annual Report on 22 May 2012

Indian tax case

Further to the disclosures in note 29 to the consolidated financial statements, the Indian Finance Bill, 2012 received Presidential assent and became law on 29 May 2012.

Beneficial interests

(Information as at the approval of the Company’s Annual Report on 22 May is disclosed on page 87 of this Annual Report on Form 20-F)

On 23 May 2012, Andrew Halford, a Director of the Company and Person Discharging Managerial Responsibility, disposed of 1,000,000 ordinary shares of US$0.11 3/7 each in the Company (“Shares”) as follows:

976,056 at a price of 171.624 pence per Share

23,944 at a price of 170.46 pence per Share

Following the above, Andrew Halford retains a holding of 1,527,943 Shares.

A-1

Cellco Partnership

(d/b/a Verizon Wireless)

Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements

For the years ended

December 31, 2011, 2010 and 2009

Cellco Partnership (d/b/a Verizon Wireless)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Representatives and Partners of

Cellco Partnership d/b/a Verizon Wireless:

We have audited the accompanying consolidated balance sheets of Cellco Partnership and subsidiaries d/b/a Verizon Wireless (the “Partnership”) as of December 31, 2011 and 2010, and the related consolidated statements of income, cash flows and changes in partners’ capital for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New York, New York

February 24, 2012 (May 10, 2012 as to Note 2)

Consolidated Statements of Income

Cellco Partnership (d/b/a Verizon Wireless)

	Years Ended December 31,
(dollars in millions)	2011	2010	2009

Operating Revenue (including $87, $94 and $102 from affiliates)
Service revenue	$59,157	$55,994	$53,497
Equipment and other	10,997	7,925	8,634

Total operating revenue	70,154	63,919	62,131

Operating Costs and Expenses (including $1,708, $1,696 and $1,651 from affiliates)
Cost of service (exclusive of items shown below)	7,994	8,342	7,722
Cost of equipment	16,092	11,423	12,222
Selling, general and administrative	19,655	18,727	18,289
Depreciation and amortization	7,962	7,458	7,347

Total operating costs and expenses	51,703	45,950	45,580

Operating Income	18,451	17,969	16,551

Other Income (Expenses)
Interest expense, net	(610)	(316)	(1,141)
Other income and (expense), net	56	90	71

Income Before Provision for Income Taxes	17,897	17,743	15,481
Provision for income taxes	(947)	(1,067)	(797)

Net Income	$16,950	$16,676	$14,684

Net income attributable to non-controlling interest	280	295	286
Net income attributable to Cellco Partnership	16,670	16,381	14,398

Net Income	$16,950	$16,676	$14,684

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

Cellco Partnership (d/b/a Verizon Wireless)

	As of December 31,
(dollars in millions)	2011	2010

Assets
Current assets
Cash and cash equivalents	$12,756	$5,331
Receivables, net of allowances of $338 and $328	5,989	6,007
Due from affiliates, net	140	175
Inventories, net	906	1,072
Prepaid expenses and other current assets	494	608

Total current assets	20,285	13,193

Plant, property and equipment, net	33,451	32,253
Wireless licenses	73,097	72,843
Goodwill	17,528	17,434
Other intangibles and other assets, net	2,171	2,370

Total assets	$146,532	$138,093

Liabilities and Partners’ Capital
Current liabilities
Short-term debt, including current maturities	$1,553	$4,869
Distribution payable to partners	10,000	—
Accounts payable and accrued liabilities	6,815	7,188
Advance billings	2,299	2,090
Other current liabilities	453	912

Total current liabilities	21,120	15,059

Long-term debt	10,058	11,634
Deferred tax liabilities, net	10,862	10,514
Other non-current liabilities	1,516	1,464

Partners’ capital
Capital	100,961	97,399
Accumulated other comprehensive income	63	61
Non-controlling interest	1,952	1,962

Total Partners’ capital	102,976	99,422

Total liabilities and Partners’ capital	$146,532	$138,093

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Cellco Partnership (d/b/a Verizon Wireless)

	Years Ended December 31,
(dollars in millions)	2011	2010	2009

Cash Flows from Operating Activities
Net income	$16,950	$16,676	$14,684
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation and amortization	7,962	7,458	7,347
Provision for uncollectible receivables	689	746	696
Provision for deferred income taxes	368	65	147
Changes in current assets and liabilities, net of the effects of acquisition/disposition of businesses:
Receivables, net	(624)	(1,081)	(1,044)
Inventories, net	166	308	(127)
Prepaid expenses and other current assets	124	(104)	(42)
Accounts payable and accrued liabilities	(728)	1,510	(563)
Other operating activities, net	371	(31)	830

Net cash provided by operating activities	25,278	25,547	21,928

Cash Flows from Investing Activities
Capital expenditures (including capitalized software)	(8,973)	(8,438)	(7,152)
Acquisition of businesses and licenses, net of cash acquired	(170)	(332)	(4,881)
Proceeds from dispositions	—	2,594	—
Other investing activities, net	(490)	(495)	(29)

Net cash used in investing activities	(9,633)	(6,671)	(12,062)

Cash Flows from Financing Activities
Repayments to affiliates	—	(5,005)	(6,291)
Net decrease in revolving affiliate borrowings	—	—	(457)
Issuance of long-term debt	—	—	9,223
Repayment of long-term debt	(4,862)	(5,016)	(17,028)
Distributions to partners	(3,082)	(3,845)	(3,138)
Other financing activities, net	(276)	(286)	(795)

Net cash used in financing activities	(8,220)	(14,152)	(18,486)

Increase (decrease) in cash and cash equivalents	7,425	4,724	(8,620)
Cash and cash equivalents, beginning of year	5,331	607	9,227

Cash and cash equivalents, end of year	$12,756	$5,331	$607

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Partners’ Capital
Cellco Partnership (d/b/a/ Verizon Wireless)

	Years Ended December 31,
(dollars in millions)	2011	2010	2009
Partners’ Capital
Balance at beginning of year	$97,399	$84,863	$73,387
Net income	16,670	16,381	14,398
Contributed capital	(26)	—	(344)
Distributions declared to partners	(13,082)	(3,845)	(2,582)
Other	—	—	4

Balance at end of year	100,961	97,399	84,863

Accumulated Other Comprehensive Income
Balance at beginning of year	61	136	(93)
Unrealized gains (losses) on cash flow hedges, net	3	(66)	175
Defined benefit pension and postretirement plans	(1)	(9)	54

Other comprehensive income (loss)	2	(75)	229

Balance at end of year	63	61	136

Total Partners’ Capital Attributable to Cellco Partnership	101,024	97,460	84,999

Non-controlling Interest
Balance at beginning of year	1,962	1,988	1,692
Net income attributable to non-controlling interest	280	295	286
Contributed capital	—	—	31
Non-controlling interests in acquired (disposed) company	—	(34)	497
Distributions	(280)	(287)	(280)
Acquisitions of non-controlling partnership interests	—	—	(240)
Other	(10)	—	2

Balance at end of year	1,952	1,962	1,988

Total Partners’ Capital	$102,976	$99,422	$86,987

Comprehensive Income
Net income	$16,950	$16,676	$14,684
Other comprehensive income (loss) per above	2	(75)	229

Total Comprehensive Income	$16,952	$16,601	$14,913

Comprehensive income attributable to non-controlling interest	$280	$295	$286
Comprehensive income attributable to Cellco Partnership	16,672	16,306	14,627

Total Comprehensive Income	$16,952	$16,601	$14,913

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
Cellco Partnership (d/b/a Verizon Wireless)

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Cellco Partnership (the “Partnership”), a Delaware general partnership doing business as Verizon Wireless, provides wireless voice and data services and related equipment using one of the most extensive and reliable wireless networks in the United States (U.S.). Verizon Wireless continues to expand its penetration of data services and offerings of data devices for both consumer and business customers. The Partnership has one segment and operates domestically only. References to “our Partners” refers to Verizon Communications, and its subsidiaries (“Verizon”), which owns 55% of the Partnership, and Vodafone Group Plc, and its subsidiaries (“Vodafone”), which owns 45% of the Partnership.

These consolidated financial statements include transactions between the Partnership and Verizon and Vodafone (“Affiliates”) for the provision of services and financing pursuant to various agreements (see Notes 5 and 11).

Consolidated Financial Statements and Basis of Presentation

The consolidated financial statements of the Partnership include the accounts of its majority-owned subsidiaries and the partnerships in which the Partnership exercises control. Investments in businesses and partnerships which the Partnership does not control, but has the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method of accounting. Investments and partnerships which the Partnership does not have the ability to exercise significant influence over operating and financial policies are accounted for under the cost method of accounting. Equity and cost method investments are included in Other intangibles and other assets, net in our consolidated balance sheets. All significant intercompany accounts and transactions have been eliminated.

We have reclassified prior year amounts to conform to current year presentation.

We have evaluated subsequent events through May 10, 2012, the date these consolidated financial statements were available to be issued.

During the second quarter of 2010, we recorded a one-time non-cash adjustment of $0.3 billion primarily to reduce wireless data revenues. This adjustment was recorded to properly defer previously recognized wireless data revenues that were earned and recognized in future periods. As the amounts involved were not material to our consolidated financial statements in 2010 or any previous reporting period, the adjustment was recorded during the second quarter of 2010.

Use of Estimates

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”), which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Examples of significant estimates include: the allowances for doubtful accounts, the recoverability of plant, property and equipment, the recoverability of intangible assets and other long-lived assets, unbilled revenues, fair values of financial instruments, unrecognized tax benefits, valuation allowances on tax assets, accrued expenses, contingencies and allocation of purchase prices in connection with business combinations.

Revenue Recognition

Multiple Deliverable Arrangements

We offer products and services to our customers through bundled arrangements. These arrangements involve multiple deliverables which may include products, services, or a combination of products and services.

On January 1, 2011, we prospectively adopted the accounting standard updates regarding revenue recognition for multiple deliverable arrangements, and arrangements that include software elements. These updates require a vendor to allocate revenue in an arrangement using its best estimate of selling price if neither vendor specific objective evidence (VSOE) nor third party evidence (TPE) of selling price exists. The residual method of revenue allocation is no longer permissible. These accounting standard updates do not change our units of accounting for bundled arrangements, nor do they materially change how we allocate arrangement consideration to our various products and services. Accordingly, the adoption of these standard updates did not have a significant impact on our consolidated financial statements. Additionally, we do not currently foresee any changes to our products, services or pricing practices that will have a significant effect on our consolidated financial statements in periods after the initial adoption, although this could change.

The Partnership earns revenue primarily by providing access to and usage of its network, which includes voice and data revenue. In general, access revenue is billed one month in advance and recognized when earned; the unearned portion is classified in Advance billings in the consolidated balance sheets. Usage revenue is generally billed in arrears and recognized when service is rendered and included in unbilled revenue, within Receivables, net in the consolidated balance sheets. Equipment sales revenue associated with the sale of wireless handsets and accessories is recognized when the products are delivered to and accepted by the customer, as this is considered to be a separate earnings process from providing wireless services. For agreements involving the resale of third-party services in which we are considered the primary obligor in the arrangements, we record revenue gross at the time of sale.

Wireless bundled service plans primarily consist of wireless voice and data services. The bundling of a voice plan with a text messaging plan (“Talk & Text”), for example, creates a multiple deliverable arrangement consisting of a voice component and a data component in the form of text messaging. For these arrangements, revenue is allocated to each deliverable using a relative selling price method. Under this method, arrangement consideration is allocated to each separate deliverable based on our standalone selling price for each product or service, up to the amount that is not contingent upon providing additional services. For equipment sales, we currently subsidize the cost of wireless devices. The amount of this subsidy is generally contingent on the arrangement and terms selected by the customer. The equipment revenue is recognized up to the amount collected when the wireless device is sold.

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

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates quoted market value, and includes approximately $12.2 billion and $5.0 billion at December 31, 2011 and 2010, respectively, held in money market funds that are considered cash equivalents.

Inventory

Inventory consists primarily of wireless equipment held for sale, which is carried at the lower of cost (determined using a first-in, first-out method) or market. The Partnership maintained inventory valuation reserves which were not significant, as of December 31, 2011 and 2010.

Capitalized Software

Capitalized software consists primarily of direct costs incurred for professional services provided by third parties and compensation costs of employees which relate to software developed for internal use either during the application stage or for upgrades and enhancements that increase functionality. Costs are capitalized and amortized on a straight-line basis over their estimated useful lives. Costs incurred in the preliminary project stage of development and maintenance are expensed as incurred. For a discussion of our impairment policy for capitalized software costs, see “Valuation of Assets” below. Also see Note 3 for additional detail of internal-use non-network software reflected in our consolidated balance sheets.

Plant, Property and Equipment

Plant, property and equipment primarily represents costs incurred to construct and expand capacity and network coverage on Mobile Telephone Switching Offices and cell sites. The cost of plant, property and equipment is depreciated on a straight-line basis over its estimated useful life. Periodic reviews are performed to identify any category or group of assets within plant, property and equipment where events or circumstances may change the remaining estimated economic life. This principally includes changes in the Partnership’s plans regarding technology upgrades, enhancements, and planned retirements. Changes in these estimates resulted in an increase in depreciation expense of $0.4 billion, $0.3 billion, and $0.3 billion for the years ended December 31, 2011, 2010, and 2009, respectively. Major improvements to existing plant and equipment are capitalized. Routine maintenance and repairs that do not extend the life of the plant and equipment are charged to expense as incurred. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the related lease.

Upon the sale or retirement of plant, property and equipment, the cost and related accumulated depreciation or amortization is deducted from the plant accounts and any gains or losses on disposition are recognized in income.

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

The Partnership tests its wireless licenses for potential impairment annually, and more frequently if indications of impairment exist. The Partnership evaluates its licenses on an aggregate basis, using a direct income-based value approach. This approach estimates fair value using a discounted cash flow analysis to estimate what a marketplace participant would be willing to pay to purchase the aggregated wireless licenses as of the valuation date. If the fair value of the aggregated wireless licenses is less than the aggregated carrying amount of the wireless licenses, an impairment is recognized. The Partnership evaluated its wireless licenses for potential impairment as of December 15, 2011 and 2010. Our annual impairment tests for 2011 and 2010 indicated that the fair value significantly exceeded the carrying value and, therefore, did not result in an impairment.

Interest expense incurred while qualifying activities are performed to ready wireless licenses for their intended use is capitalized as part of wireless licenses. The capitalization period ends when a license is substantially complete and the license is ready for its intended use.

Goodwill

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Impairment testing of goodwill is performed annually or more frequently if indications of potential impairment exist. The impairment test for goodwill uses a two-step approach, which is performed for our one reporting unit. Step one compares the fair value of the reporting unit (calculated using a market approach and a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., fair value of reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the implied fair value of goodwill is less than the carrying amount of goodwill, an impairment is recognized. The Partnership completed its goodwill impairment test as of December 15, 2011 and 2010. Our annual impairment tests for 2011 and 2010 indicated that the fair value significantly exceeded the carrying value and, therefore, did not result in an impairment.

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

Employee Benefit Plans

The Partnership maintains a defined contribution plan, the Verizon Wireless Savings and Retirement Plan (the “Savings and Retirement Plan”), for the benefit of its employees. The Savings and Retirement Plan includes both an employee savings and profit sharing component. Under the employee savings component, employees may contribute a percentage of eligible compensation to the Savings and Retirement Plan. Up to the first 6% of an employee’s eligible compensation contributed to the Savings and Retirement Plan is matched 100% by the Partnership. Under the profit sharing component, the Partnership may elect, at the sole discretion of the Human Resources Committee of the Board of Representatives, to contribute an additional amount in the form of a profit sharing contribution to the accounts of eligible employees. (See Note 9)

Long-Term Incentive Compensation

The Partnership measures compensation expense for all stock-based compensation awards made to employees and directors based on estimated fair values. See Note 6 for further details.

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

The Partnership uses a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return. The first step is recognition: we determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, we presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement: a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in one or more of the following: an increase in a liability for income taxes payable, a reduction of an income tax refund receivable, a reduction in a deferred tax asset, or an increase in a deferred tax liability.

The Partnership recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense.

Concentrations

The Partnership relies on local and long-distance telephone companies, some of whom are related parties (see Note 11), and other companies to provide certain communication services. Although management believes alternative telecommunications facilities could be found in a timely manner, any disruption of these services could potentially have an adverse impact on our business, results of operations and financial condition.

No single customer receivable is large enough to present a significant financial risk to the Partnership.

Recent Accounting Standards

During May 2011, an accounting standard update regarding fair value measurement was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. This standard update also changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. We will adopt this standard update effective January 1, 2012. The adoption of this standard update is not expected to have a significant impact on our consolidated financial statements.

In June 2011, an accounting standard update regarding the presentation of comprehensive income was issued to increase the prominence of items reported in other comprehensive income. The update requires that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate, but consecutive statements. This standard update is effective as of January 1, 2012. The adoption of this standard is not expected to have a significant impact on our consolidated financial statements.

In September 2011, an accounting standard update regarding testing of goodwill for impairment was issued. This standard update gives companies the option to perform a qualitative assessment to first assess whether the fair value of a reporting unit is less than its carrying amount. If an entity determines it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. This standard update is effective as of January 1, 2012. The adoption of this standard is not expected to have a significant impact on our consolidated financial statements.

2. Acquisitions and Dispositions

In December 2011, we entered into agreements to acquire Advanced Wireless Services (AWS) spectrum licenses held by SpectrumCo, LLC and Cox TMI Wireless, respectively. The aggregate value of these transactions is approximately $3.9 billion. The consummation of each of these transactions is subject to various conditions, including approval by the FCC and review by the Department of Justice (DOJ). These spectrum acquisitions are expected to close in 2012.

In December 2011, we entered into commercial agreements with affiliates of Comcast Corporation, Time Warner Cable, Bright House Networks and Cox Communications Inc (the cable companies). Through these agreements, the cable companies and the Partnership became agents to sell one another’s products and services and, over time, the cable companies will have the option, subject to the terms and conditions of the agreements, of selling the Partnership’s service on a wholesale basis. In addition, the cable companies (other than Cox Communications Inc.) and the Partnership have formed a technology innovation joint venture for the development of technology and intellectual property to better integrate wireline and wireless products and services. These commercial agreements and the formation of the joint venture are currently under review by the DOJ and the FCC.

During 2011, we also entered into agreements with a subsidiary of Leap Wireless, and with Savary Island Wireless, which is majority-owned by Leap Wireless, for the purchase of certain of their AWS and Personal Communication Services (PCS) licenses in exchange for cash and our 700 megahertz (MHz) A block license in Chicago. The consummation of each of these transactions is subject to customary closing conditions, including approval by the FCC.

On April 18, 2012, we announced plans to conduct an open sale process for all of our 700 MHz A and B spectrum licenses in order to rationalize our spectrum holdings. We acquired these licenses as part of the FCC Auction 73 in 2008. The sale of these licenses is contingent upon the close of the purchase of the AWS licenses from SpectrumCo, Cox and Leap Wireless described above.

Alltel Divestiture Markets

As a condition of the regulatory approvals to complete the acquisition of Alltel Corporation (Alltel) in January 2009, the Partnership was required to divest overlapping properties in 105 operating markets in 24 states (Alltel Divestiture Markets). During the second quarter of 2010, AT&T Mobility acquired 79 of the 105 Alltel Divestiture Markets, including licenses and network assets, for approximately $2.4 billion in cash and Atlantic Tele-Network, Inc. acquired the remaining 26 Alltel Divestiture Markets, including licenses and network assets, for $0.2 billion in cash.

During 2010, we recorded a tax charge of approximately $0.2 billion for the taxable gain associated with these transactions.

Other

During 2010, the Partnership acquired the net assets and related customers of six operating markets in Louisiana and Mississippi in a transaction with AT&T Inc. for cash consideration of $0.2 billion. The purchase price allocation resulted in $0.1 billion of wireless licenses and $0.1 billion of goodwill.

During 2011 and 2010, we acquired other various wireless licenses and markets for cash consideration that was not significant.

3. Wireless Licenses, Goodwill and Other Intangibles, Net

Wireless Licenses

The changes in the carrying amount of Wireless Licenses are as follows:

(dollars in millions)
Balance as of January 1, 2010	$72,005
Acquisitions (Note 2)	178
Capitalized interest on wireless licenses	657
Reclassifications, adjustments and other	3

Balance as of December 31, 2010	72,843
Acquisitions (Note 2)	58
Capitalized interest on wireless licenses	196

Balance as of December 31, 2011	$73,097

During the years ended December 31, 2011 and 2010, approximately $2.2 billion and $12.2 billion, respectively, of wireless licenses were under development for commercial service for which we were capitalizing interest costs. In December 2010, a substantial portion of these licenses were placed in service in connection with our deployment of fourth-generation Long-Term Evolution technology services.

The average remaining renewal period of our wireless license portfolio was 6.4 years as of December 31, 2011.

Goodwill

The changes in the carrying amount of Goodwill are as follows:

(dollars in millions)
Balance as of January 1, 2010	$17,303
Acquisitions (Note 2)	131

Balance as of December 31, 2010	17,434
Acquisitions (Note 2)	94

Balance as of December 31, 2011	$17,528

Other Intangibles, net

Other intangibles, net are included in Other intangibles and other assets, net and consist of the following:

	At December 31, 2011			At December 31, 2010
(dollars in millions)	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Customer lists (6 to 8 years)	$2,152	$(1,253)	$899	$2,142	$(905)	$1,237
Non-network internal-use software (5 to 7 years)	1,225	(507)	718	1,009	(457)	552
Other (2 to 3 years)	25	(18)	7	382	(348)	34

Total	$3,402	$(1,778)	$1,624	$3,533	$(1,710)	$1,823

The amortization expense for other intangible assets was as follows:

Years	(dollars in millions)
2011	$ 513
2010	687
2009	802

Estimated annual amortization expense for other intangible assets is as follows:

Years	(dollars in millions)
2012	$ 443
2013	378
2014	307
2015	235
2016	156

4. Fair Value Measurements and Financial Instruments

The following table presents the balances of assets measured at fair value on a recurring basis as of December 31, 2011:

	00000000	00000000	00000000	00000000
(dollars in millions)	Level 1	Level 2	Level 3	Total
Assets:
Other intangibles and other assets, net:
Derivative contracts—Cross currency swaps (Non-current)	$—	$77	$—	$77

Derivative contracts are valued using models based on readily observable market parameters for all substantial terms of our derivative contracts and thus are classified within Level 2. We use mid-market pricing for fair value measurements of our derivative instruments.

We recognize transfers between levels of the fair value hierarchy as of the end of the reporting period. There were no transfers within the fair value hierarchy during 2011.

Fair Value of Short-term and Long-term Debt

The fair value of our short-term and long-term debt is determined based on quoted market prices or future cash flows discounted at current rates. Our financial instruments also include cash and cash equivalents, and trade receivables and payables. These financial instruments are short term in nature and are stated at their carrying value, which approximates fair value. The fair value of our short-term and long-term debt was as follows:

	00000000	00000000	00000000	00000000
	At December 31, 2011		At December 31, 2010
(dollars in millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Short and long-term debt	$11,611	$14,047	$16,503	$18,697

Derivative Instruments

We have entered into derivative transactions to manage our exposure to fluctuations in foreign currency exchange rates and interest rates. We employ risk management strategies which may include the use of a variety of derivatives including cross currency swaps and interest rate swap agreements. We do not hold derivatives for trading purposes.

Cross Currency Swaps

During 2008, we entered into cross currency swaps designated as cash flow hedges to exchange approximately $2.4 billion of British Pound Sterling and Euro-denominated debt into U.S. dollars and to fix our future interest and principal payments in U.S. dollars, as well as mitigate the impact of foreign currency transaction gains or losses. During December 2011, we repaid $0.9 billion upon maturity for the €0.7 billion of 7.625% Notes. The settlement of the related cross currency swap did not have a material impact on our financial statements. The fair value of the outstanding swaps, primarily included in Other intangibles and other assets, net was $0.1 billion at December 31, 2011 and 2010, respectively. During 2011, the pre-tax loss recognized in Other comprehensive income was not significant. During 2010, a pre-tax loss of $0.2 billion was recognized in Other comprehensive income. A portion of these gains and losses recognized in Other comprehensive income was reclassified to Other income and (expense), net to offset the related pre-tax foreign currency transaction gain or loss on the underlying debt obligations.

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

5. Debt

Changes to debt during 2011 are as follows:

(dollars in millions)	Debt Maturing within One Year	Long-term Debt	Total
Balance at January 1, 2011	$4,869	$11,634	$16,503
Repayment of long-term debt	(4,862)	—	(4,862)
Reclassifications of long-term debt	1,550	(1,550)	—
Other	(4)	(26)	(30)

Balance at December 31, 2011	$1,553	$10,058	$11,611

Outstanding long-term debt obligations are as follows:

			(dollars in millions)
At December 31,	Interest Rates %	Maturities	2011	2010
Notes payable and other	5.25 - 5.55	2012 - 2014	$4,250	$7,000
	7.38 - 8.88	2013 - 2018	5,081	5,975
	Floating	-	—	1,250
Alltel assumed notes	6.50 - 7.88	2012 - 2032	2,315	2,315
Unamortized discount, net of premium			(35)	(37)
Total long-term debt, including current maturities			11,611	16,503
Less long-term debt maturing within one year			1,553	4,869
Total long-term debt			$10,058	$11,634

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

2011

During May 2011, $4.0 billion aggregate principal amount of the Partnership’s two-year fixed and floating rate notes matured and were repaid. During December 2011, we repaid $0.9 billion upon maturity for the €0.7 billion of 7.625% Notes, and the related cross currency swap was settled (See Note 4).

During February 2012, $0.8 billion of 5.25% Notes matured and were repaid.

2010

In 2010, the Partnership exercised its right to redeem the outstanding $1.0 billion aggregate floating rate notes due June 2011 at a redemption price of 100% of the principal amount of the notes, plus accrued and unpaid interest through the date of redemption. In addition, during 2010, the Partnership repaid the remaining $4.0 billion of borrowings that were outstanding under a $4.4 billion Three-Year Term Loan Facility Agreement with a maturity date of September 2011. As there were no borrowings outstanding under this facility, it was cancelled.

Term Notes Payable to Affiliate

Under the terms of a fixed rate promissory note with Verizon Financial Services LLC (“VFSL”), a wholly-owned subsidiary of Verizon, the Partnership may borrow, repay and re-borrow up to a maximum principal amount of $0.8 billion. Amounts borrowed under this note bear interest at a rate of 5.8% per annum. The fixed rate note matures August 1, 2013 and gives VFSL the right to cancel this note and require settlement of the aggregate unpaid principal and interest under this note on August 1, 2012. As of December 31, 2011, outstanding borrowings under this note were included within Other current liabilities on the consolidated balance sheet and were not material. There were no outstanding borrowings under this note as of December 31, 2010.

During 2010, we used cash generated from operations to repay the remaining $5.0 billion balance of a $9.4 billion floating rate promissory note payable to VFSL. This note has been cancelled.

Debt Covenants

As of December 31, 2011, the Partnership is in compliance with all of its debt covenants.

Maturities of Long-Term Debt

Maturities of long-term debt outstanding at December 31, 2011 are as follows:

Years	(dollars in millions)
2012	$ 1,553
2013	1,446
2014	3,490
2015	648
2016	299
Thereafter	4,175

6. Long-Term Incentive Plan

Verizon Wireless Long Term Incentive Plan (Wireless Plan)

The Wireless Plan provides compensation opportunities to eligible employees and other participating affiliates of the Partnership. The plan provides rewards that are tied to the long-term performance of the Partnership. Under the Wireless Plan, value appreciation rights (VARs) were granted to eligible employees. As of December 31, 2011, all VARs were fully vested. We have not granted new VARs since 2004.

VARs reflect the change in the value of the Partnership, as defined in the Wireless Plan. Similar to stock options, the valuation is determined using a Black-Scholes model. Once VARs become vested, employees can exercise their VARs and receive a payment that is equal to the difference between the VAR price on the date of grant and the VAR price on the date of exercise, less applicable taxes. VARs are fully exercisable three years from the date of grant with a maximum term of 10 years. All VARs were granted at a price equal to the estimated fair value of the Partnership, as defined in the Wireless Plan, at the date of the grant.

The Partnership employs the income approach, a standard valuation technique, to arrive at the fair value of the Partnership on a quarterly basis using publicly available information. The income approach uses future net cash flows discounted at market rates of return to arrive at an estimate of fair value, as defined in the plan.

The following table summarizes the assumptions used in the Black-Scholes model during the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
	Ranges	Ranges	Ranges
Risk-free rate	0.05% - 0.57%	0.14% - 0.88%	0.15% - 1.63%
Expected term (in years)	0.02 - 1.5	0.03 - 2.0	0.38 - 2.5
Expected volatility	29.47% - 48.3%	31.05% - 47.56%	35.37% - 61.51%

The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of the measurement date. Expected volatility was based on a blend of the historical and implied volatility of publicly traded peer companies for a period equal to the VARs expected life ending on the measurement date.

For the years ended December 31, 2011, 2010 and 2009, the intrinsic value of VARs exercised during the period was $0.1 billion, $0.1 billion and $0.2 billion, respectively.

Cash paid to settle VARs for the years ended December 31, 2011, 2010 and 2009 was $0.1 billion, $0.1 billion and $0.2 billion, respectively.

Awards outstanding at December 31, 2011, 2010 and 2009 under the Wireless Plan are summarized as follows:

		Weighted Average
		Exercise Price	Vested
(shares in thousands)	VARs(a)	of VARs(a)	VARs(a)
Outstanding, January 1, 2009	28,244	$16.54	28,244
Exercised	(11,442)	16.53
Cancelled/Forfeited	(211)	17.63

Outstanding, December 31, 2009	16,591	16.54	16,591
Exercised	(4,947)	24.47
Cancelled/Forfeited	(75)	22.72

Outstanding, December 31, 2010	11,569	13.11	11,569
Exercised	(3,303)	14.87
Cancelled/Forfeited	(52)	14.74

Outstanding, December 31, 2011	8,214	$12.39	8,214

(a)	The weighted average exercise price is presented in actual dollars; VARs are presented in actual units.

The following table summarizes the status of the Partnership’s VARs as of December 31, 2011:

	VARs Vested & Outstanding(a)
		Weighted
		Average Remaining	Weighted
(shares in thousands)		Contractual Life	Average
Range of Exercise Prices	VARs	(Years)	Exercise Price

$8.74 - $14.79	8,170	1.75	$12.36
$14.80 - $22.19	44	0.13	16.69

Total	8,214		$12.39

(a)	As of December 31, 2011 the aggregate intrinsic value of VARs outstanding and vested was $0.3 billion.

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

Restricted Stock Units

The Verizon Plan provides for grants of Restricted Stock Units (RSUs) that generally vest at the end of the third year after the grant. The RSUs granted prior to January 1, 2010 are classified as liability awards because the RSUs will be paid in cash upon vesting. The RSU award liability is measured at its fair value at the end of each reporting period and, therefore, will fluctuate based on the performance of Verizon common stock. The RSUs granted subsequent to January 1, 2010 are classified as equity awards because the RSUs will be paid in Verizon common stock upon vesting. The RSU equity awards are measured using the grant date fair value of Verizon common stock and are not remeasured at the end of each reporting period. Dividend equivalent units are also paid to participants at the time the RSU award is paid, and in the same proportion as the RSU award.

The Partnership had approximately 4.6 million and 4.3 million RSUs outstanding under the Verizon Plan as of December 31, 2011 and 2010, respectively.

Performance Stock Units

The Verizon Plan also provides for grants of Performance Stock Units (PSUs) that generally vest at the end of the third year after the grant. As defined by the Verizon Plan, the Human Resources Committee of the Board of Directors of Verizon determines the number of PSUs a participant earns based on the extent to which the corresponding goal has been achieved over the three-year performance cycle. All payments are subject to approval by the Verizon Human Resources Committee. The PSUs are classified as liability awards because the PSU awards are paid in cash upon vesting. The PSU award liability is measured at its fair value at the end of each reporting period and, therefore, will fluctuate based on the price of Verizon common stock as well as performance relative to the targets. Dividend equivalent units are also paid to participants at the time that the PSU award is determined and paid, and in the same proportion as the PSU award.

The Partnership had approximately 6.8 million and 6.3 million PSUs outstanding under the Verizon Plans as of December 31, 2011 and 2010, respectively.

As of December 31, 2011, unrecognized compensation expense related to the unvested portion of the Partnership’s RSUs and PSUs was approximately $0.1 billion and is expected to be recognized over a weighted-average period of approximately two years.

Stock-Based Compensation Expense

For each of the years ended December 31, 2011, 2010 and 2009, the Partnership recognized compensation expense for stock based compensation related to VARs, RSUs and PSUs of $0.2 billion.

7. Income Taxes

Provision for Income Taxes

The provision for income taxes consists of the following:

		(dollars in millions)
Years Ended December 31,	2011	2010	2009
Current tax provision:
Federal	$476	$874	$356
State and local	103	128	294

	579	1,002	650

Deferred tax provision:
Federal	369	1	335
State and local	(1)	64	(188)

	368	65	147

Provision for income taxes	$947	$1,067	$797

A reconciliation of the income tax provision computed at the statutory tax rate to the Partnership’s effective tax rate is as follows:

	(dollars in millions)
Years Ended December 31,	2011	2010	2009

Income tax provision at the statutory rate	$6,264	$6,210	$5,418
State and local income taxes, net of U.S. federal benefit	57	140	27
Interest and penalties	—	—	28
Other	(7)	183	—
Partnership income not subject to federal or state income taxes	(5,367)	(5,466)	(4,676)

Provision for income tax	$947	$1,067	$797

Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. Significant components of the Partnership’s deferred taxes are shown in the following table:

	(dollars in millions)
At December 31,	2011	2010

Deferred tax assets:
Net operating loss carryforward	$101	$62
Valuation allowance	(35)	(23)
State tax deductions	(1)	102
Other	196	233

Total deferred tax assets	261	374

Deferred tax liabilities:
Intangible assets	(9,293)	(9,384)
Plant, property and equipment	(1,444)	(1,173)
Other	(297)	(218)

Total deferred tax liabilities	(11,034)	(10,775)

Net deferred tax asset-current(a)	89	113

Net deferred tax liability-non-current	$(10,862)	$(10,514)

(a)	Included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

At December 31, 2011, the Partnership had state net operating loss carryforwards of $2.3 billion. These net operating loss carryforwards expire at various dates principally from December 31, 2017 through December 31, 2025.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	(dollars in millions)
	2011	2010	2009
Balance as of January 1	$393	$506	$77
Additions based on tax positions related to the current year	10	21	77
Additions for tax positions of prior years	53	10	357
Reductions for tax positions of prior years	(187)	(106)	—
Reductions due to lapse of applicable statute of limitations	(2)	—	(5)
Settlements	—	(38)	—

Balance as of December 31	$267	$393	$506

Upon the acquisition of Alltel on January 9, 2009, the Partnership recorded a liability of $0.2 billion for unrecognized tax benefits. As of December 31, 2011, $0.1 billion of this balance remains.

Included in the total unrecognized tax benefits balance is $0.2 billion as of December 31, 2011, 2010 and 2009, respectively, that if recognized, would favorably affect the effective tax rate. The remaining unrecognized tax benefits relate to temporary items that would not affect the effective tax rate.

The after-tax accrual for the payment of interest and penalties in the balance sheet relating to the unrecognized tax benefits reflected above was not significant for the years ended December 31, 2011, 2010 and 2009.

The net after tax benefits (expenses) related to interest in the provision for income taxes was not significant as of December 31, 2011, 2010 and 2009.

The Partnership or its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and local jurisdictions. The Partnership is generally no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2000. The Internal Revenue Service (IRS) is currently examining some of the Partnership’s subsidiaries. As a result of the anticipated resolution of various income tax matters within the next twelve months, the Partnership believes that it is reasonably possible that the amount of the liability for unrecognized tax benefits could change by a significant amount during the next twelve month period. An estimate of the range of the possible change cannot be made until issues are further developed or examinations close.

8. Leases

As Lessee

The Partnership has entered into operating leases for facilities and equipment used in its operations. Lease contracts include renewal options that include rent expense adjustments based on the Consumer Price Index as well as annual and end-of-lease term adjustments. Rent expense is recorded on a straight-line basis over the non-cancellable lease term which is generally determined to be the initial lease term. Total rent expense under operating leases amounted to $1.7 billion in 2011, $1.8 billion in 2010 and $1.7 billion in 2009.

The aggregate future minimum rental commitments under non-cancellable operating leases, excluding renewal options that are not reasonably assured for the periods shown at December 31, 2011, are as follows:

(dollars in millions) Years	Operating Leases
2012	$1,440
2013	1,281
2014	1,126
2015	955
2016	758
Thereafter	3,887

Total minimum rental commitments	$9,447

9. Supplementary Financial Information

Supplementary Balance Sheet Information

	At December 31,
(dollars in millions)	2011	2010
Receivables, Net:
Accounts receivable	$5,287	$5,150
Other receivables	714	866
Unbilled revenue	326	319

	6,327	6,335

Less: allowance for doubtful accounts	(338)	(328)

Receivables, net	$5,989	$6,007

		(dollars in millions)
At December 31,	Lives (years)	2011	2010

Plant, Property and Equipment, Net:
Land	—	$245	$262
Buildings	20-45	9,986	9,481
Wireless plant and equipment	3-15	50,914	45,293
Furniture, fixtures and equipment	3-10	3,673	4,152
Leasehold improvements	5	3,987	3,811
Construction-in-progress(b)	—	1,911	2,431

		70,716	65,430
Less: accumulated depreciation(c)		(37,265)	(33,177)

Plant, property and equipment , net(a)		$33,451	$32,253

(a)	Interest costs of $0.1 billion and network engineering costs of $0.4 billion were capitalized during the years ended December 31, 2011 and 2010, respectively.

(b)	Construction-in-progress includes $0.7 billion and $0.9 billion of accrued but unpaid capital expenditures as of December 31, 2011 and 2010, respectively.

(c)	Depreciation of plant, property and equipment was $7.4 billion, $6.8 billion and $6.5 billion, for the years ended December 31, 2011, 2010 and 2009, respectively.

	(dollars in millions)
At December 31,	2011	2010

Accounts Payable and Accrued Liabilities:
Accounts payable, accrued interest and accrued expenses	$4,268	$4,275
Accrued payroll and related employee benefits	1,376	1,866
Taxes payable	476	529
Accrued commissions	695	518

Accounts payable and accrued liabilities	$6,815	$7,188

Supplementary Statements of Income Information

	(dollars in millions)
For the Years Ended December 31,	2011	2010	2009
Service Revenue:
Voice revenue	$35,511	$36,465	$37,483
Data revenue	23,646	19,529	16,014

Total service revenue	$59,157	$55,994	$53,497

Advertising and Promotional Cost:	$1,925	$1,801	$2,036

Employee Benefit Plans:
Matching contribution expense	$231	$217	$216
Profit sharing expense	82	108	94

Interest Expense, Net:
Interest expense	$(954)	$(1,094)	$(1,497)
Capitalized interest	344	778	356

Interest expense, net	$(610)	$(316)	$(1,141)

Supplementary Cash Flows Information

	(dollars in millions)
For the Years Ended December 31,	2011	2010	2009
Net cash paid for income taxes	$505	$1,236	$384
Interest paid, net of amounts capitalized	610	284	738

10. Noncontrolling Interest

Noncontrolling interests in equity of subsidiaries were as follows:

At December 31,	(dollars in millions)
	2011	2010
Verizon Wireless of the East LP	$1,179	$1,179
Cellular partnerships - various	773	783

Noncontrolling interest in consolidated entities	$1,952	$1,962

Verizon Wireless of the East LP

Verizon Wireless of the East LP is a limited partnership formed in 2002 and is controlled and managed by the Partnership. Verizon held the noncontrolling interest of Verizon Wireless of the East LP at December 31, 2011 and 2010. As per the agreement between the Partnership and Verizon, Verizon has not been allocated any of the profits of Verizon Wireless of the East LP.

11. Other Transactions with Affiliates

In addition to transactions with Affiliates in Note 5, other significant transactions with Affiliates are summarized as follows:

	(dollars in millions)
For the Years Ended December 31,	2011	2010	2009
Revenue related to transactions with affiliated companies	$87	$94	$102
Cost of service(a)	1,396	1,471	1,377
Selling, general and administrative expenses(b)	312	225	274
Interest incurred(c)	—	9	66

(a)	Affiliate cost of service primarily represents charges for long distance, direct telecommunication and roaming services provided by affiliates.

(b)	Affiliate selling, general and administrative expenses include charges from affiliates for services provided, including insurance, leases, office telecommunications, and billing and lockbox services, as well as services billed from the Verizon Service Organization (“VSO”) and Verizon Corporate Services for functions performed under service level agreements.

(c)	Interest costs of $7 million and $56 million, respectively were capitalized in Wireless licenses and Plant, property and equipment, net in the years ended December 31, 2010 and 2009, respectively (see Notes 3 and 9).

Receivable from Affiliates, Net

The net amounts due from or payable to affiliates as a result of services provided in the normal course of business are presented in Due from affiliates, net within Current assets in the consolidated balance sheets.

Other Transactions with Affiliates

Accounts payable and accrued liabilities as of December 31, 2011 and 2010 include $44 million and $49 million, respectively, due to affiliates primarily comprised of costs associated with roaming services.

Distributions to Partners

In July 2011, the Board of Representatives of the Partnership declared a distribution to its owners in proportion to their partnership interests in the aggregate amount of $10 billion that was paid during January 2012, and is included in Distribution payable to partners on our consolidated balance sheet. As a result, Verizon Communications received a cash payment of $5.5 billion and Vodafone Group Plc received a cash payment of $4.5 billion.

As required under the Partnership Agreement, the Partnership paid aggregate tax distributions of $3.1 billion, $3.8 billion and $3.1 billion to our Partners during the years ended December 31, 2011, 2010, and 2009 respectively. In addition to quarterly tax distribution to our Partners, our Partners have directed us to make supplemental tax distributions to them, subject to our board of representatives’ right to reconsider these distributions based on significant changes in overall business and financial conditions. During the year ended December 31, 2011, the Partnership made supplemental tax distributions in the aggregate amount of $667 million, which is included in the total distribution paid above. Upon approval from the Board of Representatives, subsequent annual supplemental tax distributions in the amount of $667 million comprised of $300 million to Vodafone and $367 million to Verizon Communications in each of 2012 and 2013 are expected to be paid in equal quarterly installments during each of those years on the same dates that the established regular quarterly tax distributions are made.

In April 2009, the Partnership made an aggregate tax distribution of $0.6 billion to its partners. This payment, which was related to the third quarter 2008 customary tax distribution, was deferred by the partners until April 2009, at which time the Partnership made payment of the deferred distribution in full (without interest, premium or other adjustment), and this amount is included in the total distributions paid in 2009.

During February 2012, the Partnership paid aggregate tax distributions of $0.9 billion to our Partners.

12. Accumulated Other Comprehensive Income

Comprehensive income consists of Net income and other gains and losses affecting Partners’ capital that, under GAAP, are excluded from net income. The components of Accumulated other comprehensive income are as follows:

	(dollars in millions)
Years Ended December 31,	2011	2010
Unrealized gains on cash flow hedges, net	$59	$56
Defined benefit pension and postretirement plans	4	5

Accumulated other comprehensive income	$63	$61

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

Where it is determined, in consultation with counsel based on litigation and settlement risks, that a loss is probable and estimable in a given matter, the Partnership establishes an accrual. In none of the currently pending matters is the amount of accrual material. An estimate of the reasonably possible loss or range of loss in excess of the amounts already accrued cannot be made at this time, due to various factors typical in contested proceedings, including (1) uncertain damage theories and demands; (2) a less than complete factual record; (3) uncertainty concerning legal theories and their resolution by courts or regulators; and (4) the unpredictable nature of the opposing party and its demands. We continuously monitor these proceedings as they develop and adjust any accrual or disclosure as needed. We do not expect that the ultimate resolution of any pending regulatory or legal matter in future periods will have a material effect on our financial condition, but it could have a material effect on our results of operations for a given reporting period.

Verizon has entered into reimbursement agreements with third-party lenders that permit these lenders to issue letters of credit to third parties on behalf of the Partnership and our subsidiaries, including Alltel, following the acquisition of Alltel.

We have several commitments primarily to purchase handsets and peripherals, equipment, software, and network services, and marketing activities, which will be used or sold in the ordinary course of business, from a variety of suppliers totaling $34.3 billion. Of this total amount, we expect to purchase $17.0 billion in 2012, $17.1 billion in 2013 through 2014, $0.1 billion in 2015 through 2016 and $0.1 billion thereafter. These amounts do not represent our entire anticipated purchases in the future, but represent only those items for which we are contractually committed. Our commitments are generally determined based on the noncancelable quantities or termination amounts. Purchases against our commitments for 2011 totaled $8.4 billion. We also purchase products and services as needed with no firm commitment.

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

As at 31 March 2012, we have received approximately $22.7 million arising out of fees charged in respect of dividends paid. We also have an agreement with the depositary that it will absorb any of its out-of-pocket maintenance costs for servicing the holders of the ADRs up to $1,250,000 per calendar year. However, any of the depositary’s out-of-pocket maintenance costs which exceed the $1, 250,000 annual aggregate limits will be reimbursed by us.

C-2

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VODAFONE GROUP PUBLIC LIMITED COMPANY (Registrant)

/s/ R E S Martin

Rosemary E S Martin Group General Counsel and Company Secretary

Date: 1 June 2012

Index of Exhibits to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2012

1.1	Articles of Association, as adopted on June 30, 1999 and including all amendments made on July 25, 2001, July 26, 2005, July 25, 2006, July 24, 2007, July 29, 2008, July 28, 2009 and July 27, 2010, of the Company (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011).

2.1	Indenture, dated as of February 10, 2000, between the Company and Citibank, N.A., as Trustee, including forms of debt securities (incorporated by reference to Exhibit 4(a) of Amendment No. 1 to the Company’s Registration Statement on Form F-3, dated November 24, 2000).

2.2	Agreement of Resignation, Appointment and Acceptance dated as of July 24, 2007, among the Company, Citibank N.A. and the Bank of New York (incorporated by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2008).

2.3	Eighth supplemental Trust Deed dated July 10, 2009, between the Company and the Law Debenture Trust Corporation p.l.c. further modifying the provisions of the Trust Deed dated July 16, 1999 relating to a €30,000,000,000 Euro Medium Term Note Programme (incorporated by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010).

4.1	Agreement for US$4,015,000,000 five year Revolving Credit Facility dated March 9, 2011, among the Company and various lenders, subsequently amended when the Company exercised an option to extend the agreement by one year (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011).

4.2	Lender Accession Agreement with Bank of China Limited, London Branch, effective as of March 17, 2011 (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011).

4.3	Agreement for €4,000,000,000 five year Revolving Credit Facility dated July 1, 2010 among the Company and various lenders (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011).

4.4	Lender Accession Agreement with Bank of China Limited, London Branch, effective as of March 17, 2011 (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011).

4.5	Vodafone Group 1999 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.6	Vodafone Group 1998 Company Share Option Scheme (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.7	Vodafone Group 1998 Executive Share Option Scheme (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.8	Vodafone Group 2005 Global Incentive Plan (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006).

4.9	Service Contract of Andrew Halford (incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006).

4.10	Agreement for Services for Sir John Bond (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2007).

4.11	Letter of Appointment of Dr. John Buchanan (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2003).

4.12	Letter of Appointment of Anne Lauvergeon (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006).

4.13	Letter of Appointment of Luc Vandevelde (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2004).

4.14	Letter of Appointment of Anthony Watson (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006).

4.15	Letter of Appointment of Philip Yea (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report for the financial year ended March 31, 2006).

4.16	Service contract of Vittorio Colao (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2009).

4.17	Letter of appointment of Alan Jebson (incorporated by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2007).

4.18	Letter of appointment of Nick Land (incorporated by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2007).

4.19	Letter of appointment of Simon Murray (incorporated by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2008).

4.20	Letter of Appointment of Sam Jonah (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2009).

4.21	Service contract of Michel Combes (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2009).

4.22	Service contract of Stephen Pusey (incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2009).

4.23	Letter of indemnification for Andy Halford (incorporated by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010).

4.24	Letter of indemnification for Michel Combes (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010).

4.25	Letter of indemnification for Steve Pusey (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010).

4.26	Letter of indemnification for Dr. John Buchanan (incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010).

4.27	Letter of indemnification for Philip Yea (incorporated by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010).

4.28	Letter of indemnification for Luc Vandevelde (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010).

4.29	Letter of Appointment of Renee James (incorporated by reference to Exhibit 4.35 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011).

4.30	Letter of Appointment of Gerard Kleisterlee (incorporated by reference to Exhibit 4.36 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011).

7.	Unaudited Computation of Ratio of Earnings to Fixed Charges for the financial years ended March 31, 2012, 2011, 2010, 2009 and 2008.

8.	The list of the Company’s subsidiaries is incorporated by reference to Note 12 to the Consolidated Financial Statements included in the Annual Report on Form 20-F for the financial year ended March 31, 2012.

12.	Rule 13a – 14(a) Certifications.

13.	Rule 13a – 14(b) Certifications. These certifications are furnished only and are not filed as part of the Annual Report on Form 20-F for the financial year ended March 31, 2012.

15.1	Consent letter of Deloitte LLP, London.

15.2	Consent letter of Deloitte & Touche LLP, New York.