Form 20-F
period 2013-03-31
VODAFONE GROUP PUBLIC LTD CO
filed 2013-06-07
CIK 839923

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2013

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

Ordinary Shares of 11 3/7 US cents each	48,918,618,465
7% Cumulative Fixed Rate Shares of £1 each	50,000

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No   ☑

SCHEDULE A

Title of each class	Name of each exchange on which registered
Ordinary shares of 11 3/7 US cents each	NASDAQ Global Select Market*
American Depositary Shares (evidenced by American Depositary Receipts) each representing ten ordinary shares	NASDAQ Global Select Market
5.00% Notes due December 2013	New York Stock Exchange
4.150% Notes due June 2014	New York Stock Exchange
5.375% Notes due January 2015	New York Stock Exchange
5% Notes due September 2015	New York Stock Exchange
3.375% Notes due November 2015	New York Stock Exchange
0.9% Notes due February 2016	New York Stock Exchange
Floating rate Notes due February 2016	New York Stock Exchange
2.875% Notes March 2016	New York Stock Exchange
5.75% Notes March 2016	New York Stock Exchange
5.625% Notes due February 2017	New York Stock Exchange
1.625% Notes due March 2017	New York Stock Exchange
1.25% Notes due September 2017	New York Stock Exchange
1.5% Notes due February 2018	New York Stock Exchange
4.625% Notes due July 2018	New York Stock Exchange
5.450% Notes due June 2019	New York Stock Exchange
4.375% Notes due March 2021	New York Stock Exchange
2.5% Notes due September 2022	New York Stock Exchange
2.95% Notes due February 2023	New York Stock Exchange
7.875% Notes due February 2030	New York Stock Exchange
6.25% Notes due November 2032	New York Stock Exchange
6.15% Notes due February 2037	New York Stock Exchange
4.375% Notes due February 2043	New York Stock Exchange

*	Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Vodafone Group Plc Annual Report on Form 20-F for the year ended 31 March 2013 The way ahead… introducing Vodafone
2015

We are a global communications business giving people the power to connect with each other – and to learn, work, play, be entertained and broaden their horizons – wherever and however they choose. Our business is constantly evolving to adapt to changes in customer behaviour, technology, regulation and the competitive landscape. Vodafone 2015 is our response to these changes: how we maximise new opportunities and defend ourselves against new challenges. This constitutes the annual report on Form 20-F of Vodafone Group Plc (the ‘Company’) in accordance with the requirements of the US Securities and Exchange Commission (the ‘SEC’) for the year ended 31 March 2013 and is dated 7 June 2013. This document contains certain information set out within the Company’s annual report in accordance with International Financial Reporting Standards (‘IFRS’) and with those parts of the UK Companies Act 2006 applicable to companies reporting under IFRS, dated 21 May 2013, as updated or supplemented if necessary. The content of the Group’s website (www.vodafone.com) should not be considered to form part of this annual report on Form 20-F.

01	Vodafone Group Plc Annual Report 2013

This year’s report:

We’ve made some big changes to this year’s report to give readers a clearer picture of how we’re doing and what our plans are.

On pages 90 to 97, you can see we’ve combined our financial statements with a commentary explaining the main moving parts.

Elsewhere, we’ve expanded our KPI reporting, given more information on directors’ pay,

and embraced a number of new reporting requirements a year early.

We hope you find it useful and informative.

Overview#
2	Financial highlights

4	Maximising our reach

6	An eventful year

8	Adapting in a dynamic market

10	Simple, but thorough

12	Chairman’s statement

Business review#
14	Chief Executive’s review

18	Key performance indicators

20	Industry trends

22	How we do business

24	Strategy

	24	Consumer 2015

	28	Enterprise 2015

	30	Network 2015

	32	Operations 2015

34	Our people

36	Sustainable business

38	Vodafone Foundation

Performance#
40	Operating results

45	Guidance

46	Principal risk factors and uncertainties

Governance#
51	Chairman’s overview

52	Board of directors and Group management

55	Corporate governance

67	Directors’ remuneration

Financials
83	Contents

84	Directors’ statement of responsibility#

85	Audit report on internal control over financial reporting

86	Critical accounting estimates

88	Risk mitigation

89	Audit report on the consolidated financial statements

90	Consolidated financial statements and financial commentary

159	This page is intentionally left blank

160	This page is intentionally left blank

Additional information
166	Shareholder information#

174	History and development#

175	Regulation#

179	Non-GAAP information#

182	Form 20-F cross reference guide

185	Forward-looking statements

187	Definition of terms

189	Selected financial data

Exhibit 2.3

Exhibit 4.28

Exhibit 12

Exhibit 13

Exhibit 15.1

Exhibit 15.2

#	These sections and pages 91, 93, 95 and 97 make up the directors’ report.

02	Vodafone Group Plc Annual Report 2013

Promoting women Our commitment to promoting greater female representation at board level was recently recognised by a leading Media award, “Breaking the Mould” where Vodafone was named overall winner of its 2013 award. Today 20% of our senior leadership are women, up from 17% two years ago. Turn to page 34 for more on our people.

03	Vodafone Group Plc Annual Report 2013

More on: Key performance indicators Pages 18 and 19 We have seen mixed trends in our business this year, with a difficult macroeconomic environment and regulatory pressure affecting many of our European businesses, strong growth in emerging markets and an excellent performance from our US associate. Resilient performance £44. 4bn -4.2% £6.7bn +7.5% Group revenue Data revenue Group revenue decreased -4.2% to £44.4 billion as strong demand Data revenue increased 7.5%, or 13.8%* on an organic basis, reflecting for data services and growth in emerging markets were offset by increased smartphone penetration and further take-up of integrated continued significant economic and regulatory pressures in Europe. voice, SMS and data plans. £12.0bn +3.7% £5.6bn -8.1% Adjusted operating profit Free cash flow Adjusted operating profit was up 3.7% at £12.0 billion, and above Free cash flow of £5.6 billion was within our guidance range. The decline our guidance range, as a result of a strong contribution from our reflected the relative strength of sterling against several currencies over US associate, Verizon Wireless. the course of the year, as well as tough trading conditions. 29.9% -1.3pp 10.19p +7.0% Adjusted EBITDA margin Total ordinary dividends per share Reported adjusted EBITDA margin fell -1.3 percentage points. Excluding Final dividends per share of 6.92 pence, giving total dividends per share restructuring costs and on an organic basis margin was down of 10.19 pence, up 7.0% year-on-year, in line with our target. -0.1* percentage points, as the impact of steep revenue declines in Southern Europe offset improving margins in India and Vodacom. £6.3bn -1.6% 15.65p +5.0% Capital expenditure Adjusted earnings per share Capital expenditure was stable at £6.3 billion as we continued Adjusted earnings per share was up 5.0% at 15.65 pence, driven to maintain a significant level of investment to extend our high by growth in adjusted operating profit and a lower share count speed mobile data coverage across our footprint. as a result of share buybacks.

04	Vodafone Group Plc Annual Report 2013

Emerging markets Today, most of our revenue comes from mature European markets, where most people have a phone, but economic and regulatory pressures are limiting growth. Our future is increasingly in emerging markets, such as India and parts of Africa, where mobile penetration is low, GDP growth is high and mobile internet usage on smartphones is beginning to take off. Today around one third of revenue comes from emerging markets and going forward it is likely to be more. Maximising our reach… We are one of the world’s largest mobile communications companies. We serve 404 million customers, employ over 91,000 people and operate in over 30 countries. To extend our reach beyond the companies we own, we also participate in partner market agreements in around 50 additional countries.

05	Vodafone Group Plc Annual Report 2013

Global footprint

Equity interests	Northern and Central Europe	Southern Europe	Africa, Middle East and Asia Pacific ('AMAP')	Non-Controlled Interests and Common Functions
Revenue[1]	**£20.1bn**	**£10.5bn**	**£13.5bn**	**£0.5bn**
Operating free cash flow	**£3.3bn**	**£2.3bn**	**£2.5bn**	**-£0.5bn**
Adjusted operating profit	**£2.1bn**	**£1.8bn**	**£1.7bn**	**£6.4bn**
Countries	Czech Republic Germany Hungary Ireland Netherlands Romania Turkey United Kingdom	Albania Greece Italy Malta Portugal Spain	Australia Egypt Fiji Ghana India Safaricom (Kenya)[2] New Zealand Qatar Vodacom[3]	Verizon Wireless[2]

Our main markets

Germany
32 million mobile customers

Spain
14 million mobile customers

Italy
29 million mobile customers[5]

UK
19 million mobile customers

India
152 million mobile customers

Vodacom[3]
59 million mobile customers

Verizon Wireless ('VZW')[2]
99 million mobile customers[5]

Equity interests
Partner interests

Global footprint Africa, Non-Controlled Northern Middle East and Interests and and Central Southern Asia Pacific Common Equity interests Europe Europe (‘AMAP’) Functions Revenue1 £20.1bn £10.5bn £13.5bn £0.5bn Operating free cash flow £3.3bn £2.3bn £2.5bn £0.5bn Adjusted operating profit £2.1bn £1.8bn £1.7bn £6.4bn Countries Czech Republic Albania Australia Verizon Wireless2 Germany Greece Egypt Hungary Italy Fiji Ireland Malta Ghana Netherlands Portugal India Romania Spain Safaricom (Kenya)2 Turkey New Zealand United Kingdom Qatar Vodacom3 Our main markets Germany UK Vodacom3 32 million mobile customers 19 million mobile customers 59 million mobile customers Our largest market, generating annual revenue We have a 25% service revenue market share in the UK, We own 65% of Vodacom which covers five countries of £7.9 billion. We have a leading position with 35% and are a leading player among enterprise customers. in Africa – South Africa, Tanzania, Mozambique, Lesotho, service revenue market share. This was our first market During the year we acquired Cable & Wireless Worldwide and the Democratic Republic of Congo. In South to launch our ultra-fast 4G services which are now plc (‘CWW’); and we invested £803 million in spectrum Africa, which accounts for 84% of Vodacom’s revenue, available to around 61% of the population. to support the launch of ultra-fast 4G services later we launched the country’s first commercial 4G service in 2013. in October 2012. Spain India Verizon Wireless (‘VZW’)2 14 million mobile customers 152 million mobile customers 99 million mobile customers5 The severe recession combined with intense competition has led to falling revenue in Spain. However we remain Our largest market measured by customers. We have We own 45% of VZW, the largest mobile operator in the confident in the country’s future prospects and therefore a strong brand position, an extensive range of distribution US by revenue. Its leading 4G network now covers around we plan to co-invest €1 billion with another operator, outlets and nationwide network coverage. As a result, 90% of the US population. VZW continued to trade well to deploy a high speed fibre network. our revenue market share has increased every year over delivering further market share gains and strong service the last four years and now stands at over 21%4. revenue growth of 8.1%*. Italy 29 million mobile customers5 We are the largest mobile operator in Italy with a 35% service revenue share. A combination of economic, competitive and regulatory pressures has led to a decline in revenue during the year, but due to careful cost control we have maintained a good level of profitability. Notes: 1 The sum of these amounts do not equal Group totals due to inter-company eliminations. 2 Associate. 3 Includes South Africa, Tanzania, Mozambique, Lesotho, and the Democratic Republic of Congo. 4 At December 2012. 5 Represents the Group’s interest on a 100% owned basis. Based on equity interests the Group’s customer base is 22 million in Italy and 45 million in VZW. To see more information on our markets follow this link vodafone.com/investor

06	Vodafone Group Plc Annual Report 2013

An eventful year...

Cable&Wireless Worldwide

April

M-Shwari

November

Our Kenyan associate company, Safaricom, launched M-Shwari, a mobile banking service which offers savings and loans to customers.

4G

November

4G services launched in Romania.

4G 4G

October

4G services launched in South Africa and Italy.

verizon wireless

December

December

4G

December

4G services launched in Greece.

It’s been a busy year. We have launched our new Vodafone Red proposition, bought valuable spectrum to develop 4G services and acquired two major fixed line businesses, and that’s not all An eventful year… April The acquisition of Cable & Wireless Worldwide in the UK was announced. November November October Our Kenyan associate company, Safaricom, 4G services launched in Romania. 4G services launched in South Africa launched M-Shwari, a mobile banking service and Italy. which offers savings and loans to customers. December December December We acquired new spectrum in auctions We received a £2.4 billion dividend from 4G services launched in Greece. in the Netherlands for £1.1 billion. our 45% owned business in the US, VZW.

07	Vodafone Group Plc Annual Report 2013

June

Vodafone and O_2 announced a network sharing deal in the UK, allowing us to reach 98% population coverage by 2015.

MEHR FOTOS
RHODOS

June

We announced new innovative roaming propositions in Europe including calls, texts and mobile internet access for €3 or €4 a day.

TelstraClear

July

We announced plans to acquire TelstraClear, the second largest fixed operator in New Zealand.

September

First launch of Vodafone Red plans providing unlimited voice, texts and generous data bundles in the UK.

September

Vodafone and Zain Group announced a multi-country partner market agreement, expanding Vodafone's presence through partner markets to around 50 countries.

£3.2bn

August

£1.5bn and £1.6bn

December/February

4G

February

March

June June July Vodafone and O2 announced a network We announced new innovative roaming We announced plans to acquire sharing deal in the UK, allowing us to reach propositions in Europe including calls, TelstraClear, the second largest fixed 98% population coverage by 2015. texts and mobile internet access for operator in New Zealand. €3 or €4 a day. £3.2bn September September August First launch of Vodafone Red plans providing Vodafone and Zain Group announced a We paid a 6.47 pence per share final unlimited voice, texts and generous data multi-country partner market agreement, dividend, amounting to £3.2 billion, bundles in the UK. expanding Vodafone’s presence through re-confirming our position as one of the partner markets to around 50 countries. largest dividend payers in the FTSE. 1.5bn £1.6band December/February February March We commenced a £1.5 billion share We acquired new spectrum in auctions held We announced plans to invest €1 billion, buyback programme in December and paid in the UK for £803 million in order to launch jointly with Orange in Spain, to deploy a high an interim dividend per share of 3.27 pence, 4G services later in the year. speed fibre network to six million homes amounting to £1.6 billion in February. and businesses.

08	Vodafone Group Plc Annual Report 2013

Adapting
in a dynamic market...

Short-term challenges

A very tough regulatory environment, particularly in Europe and India, combined with significant macroeconomic pressures in many of our markets, mean that it is currently hard for us to grow our business. Competition, while a fact of life in any industry, is being exacerbated by high unemployment and austerity measures. These force many customers to value price over quality. In addition, regulation has lowered barriers to entry and allowed low or no-capital operators to compete with businesses such as ours which have invested significantly over many years.

Long-term growth opportunities

Our response: Vodafone 2015

Our Vodafone 2015 strategy reflects our confidence in the future. This is based on a new strategic approach to our consumer offer and pricing in Europe, an increasing focus on unified communications, and an attractive and growing exposure to emerging markets. Fundamental to the success of this strategy will be an ongoing enhancement of the consumer and enterprise customer experience through continuous investment in high speed data networks, and an increased drive towards standardisation and simplification across the Group to maximise cost efficiency and accelerate execution.

More on: Strategy and Vodafone 2015 Pages 24 to 33 Our strategy adapts to fit to, and shape, a fast-moving environment. But at its heart is our consistent commitment to differentiation through investment in our network and services. Adapting in a dynamic market… Short-term Long-term growth Our response: challenges opportunities Vodafone 2015 A very tough regulatory environment, We expect smartphone adoption to accelerate Our Vodafone 2015 strategy reflects particularly in Europe and India, combined with in all markets over the next three years, with our confidence in the future. This significant macroeconomic pressures in many mobile applications and low cost smartphone is based on a new strategic approach of our markets, mean that it is currently hard availability increasing everywhere. With to our consumer offer and pricing for us to grow our business. Competition, the broad deployment of high speed data in Europe, an increasing focus on unified while a fact of life in any industry, is being networks, and the increasing deployment communications, and an attractive exacerbated by high unemployment and of TV programming, films and music streaming and growing exposure to emerging austerity measures. These force many across all devices, we expect customers’ markets. Fundamental to the success customers to value price over quality. appetite for data on both mobile and fixed of this strategy will be an ongoing In addition, regulation has lowered barriers networks to increase significantly. Companies enhancement of the consumer and to entry and allowed low or no-capital will increasingly look to consolidate telecoms enterprise customer experience through operators to compete with businesses such procurement across borders and put continuous investment in high speed data as ours which have invested significantly over mobility at the centre of their strategies, networks, and an increased drive towards many years. favouring operators who can supply seamless standardisation and simplification across unified communications. the Group to maximise cost efficiency and . accelerate execution. Consumer 2015 (turn to page 24) Enterprise 2015 (turn to page 28) Network 2015 (turn to page 30) Operations 2015 (turn to page 32)

09	Vodafone Group Plc Annual Report 2013

Vodafone 4G ready We are deploying 4G, also known as long-term evolution (‘LTE’) technology, which at least doubles data speeds compared to 3G, bringing the very best mobile data speeds available today and building capacity for future data growth. 9% of sites in our major European markets have LTE today and we expect this to be 40% by 2015.

10	Vodafone Group Plc Annual Report 2013

More on: Business model Pages 22 and 23 Principal risks Pages 46 to 49 Simple, but thorough… Our objectives could not be more simple: to continue to invest in a superior network and customer experience, and to sustain high levels of cash generation with which we can reward shareholders and reinvest in the business – so maintaining that virtuous circle. Business model Customers Assets Supplier relationships Networks Revenue Distribution People Brand remuneration Shareholder Key risks We have a rigorous process for monitoring Reinvestment Cash flow and managing risk, which feeds directly into in the business our business and financial strategy. To read more on risks, turn to page 46.

11	Vodafone Group Plc Annual Report 2013

Our future leaders Our global graduate programme, Discover, continued to bring the best graduates into our local markets, with around 470 top university recruits this year. In addition, we partnered with ten leading MBA schools in Europe, the US, Africa and India to recruit MBA graduates for key management roles. Turn to page 35 to read more about our talent and capability development. The Vodafone Way We want to be admired for empowering people – making their lives simpler, easier and a good deal richer and more rewarding. These are the four pillars of the Vodafone Way which forms the foundation of our culture. Customer obsessed We are passionate about exceeding customer expectations, understanding their needs and earning their increasing loyalty. Innovation hungry We promote a climate that fosters innovation and calculated risk taking to develop new services and ways of working. Ambitious and competitive We bring energy and passion to our work, setting ourselves high standards. We measure our success compared to our competitors, not just to our plans. One company, local roots We operate as one company across diverse teams and markets to achieve the best outcome for our customers. We have an international brand and values, but are part of the local community.

12	Vodafone Group Plc Annual Report 2013

Chairman’s statement

Chairman’s statement Strong business, strong governance Gerard Kleisterlee has been Chairman of Vodafone for two years. Previously he was CEO of Philips for ten years. Here he gives his perspectives on Vodafone’s strategy, the impact of regulation, the role and composition of the Board, our approach to management and shareholder remuneration, and Vodafone’s role in society. Summary of key points Enterprise 2015 Consumer 2015 Our strategy is to deliver individuals and Emerging Markets companies the seamless internet experience Data they will increasingly demand, irrespective Introducing of technology or platform. Vodafone 2015 Operations 2015 Network 2015 We have strength in depth in the management team and a Board comprising business leaders with a wide range of expertise. We want to broaden that experience further, while achieving a greater gender balance. Strong returns to shareholders with total dividends for the year of 10.19 pence and £1.6 billion invested in share buybacks. £6.4bn Total cash returns to shareholders during the year amounted to £6.4 billion. Personal perspectives In a world that is becoming increasingly digital, Vodafone’s strategy is to deliver individuals and companies the seamless internet experience they will increasingly demand, irrespective of technology or platform. Our commitment to providing the leading mobile network in each of our markets is stronger than ever, and will be supplemented by increasing our access to next generation fixed line infrastructure, which provides additional capability. We have made strong progress in this respect this year, with over £8.7 billion invested in spectrum and capex, and the acquisitions of CWW and TelstraClear. However, the industry remains severely constrained by regulatory intervention. Spectrum auctions are designed to maximise short-term proceeds at the expense of long-term investment in service quality and coverage, and new entrants are artificially supported. I will continue to work closely with Vittorio, our Group CEO, to engage with local and regional regulators to construct a framework which can better combine investment certainty with suitable consumer protections. The role of the Board An effective Board needs to have the right balance of knowledge and experience among the non-executive directors, and to be well informed on the relevant technological, regulatory and market developments. In February 2013 we were delighted to announce the appointment of Omid Kordestani to the Board. Omid was one of Google’s very first employees, and brings

13	Vodafone Group Plc Annual Report 2013

Vodafone share price vs STOXX Europe 600 Index 1 April 2010 to 20 May 2013, in €, rebased to100 140 130 120 110 100 90 80 70 April 2010 April 2011 April 2012 April 2013 Vodafone share price STOXX Europe 600 Index For legal reasons it should be noted that past performance cannot be relied on as a guide to future performance. Cash returns to shareholders Strong cash returns to shareholders are an established priority for Vodafone. The ordinary dividend is the core element of shareholder remuneration, with any surplus capital distributed via special dividend or share buybacks. 2010 £4.1bn 2011 £6.6bn 2012 £10.2bn 2013 £6.4bn You can find more information on our remuneration policies on pages 67 to 82 You can find more information on our sustainability programmes on pages 36 and 37 with him a depth of insight into internet businesses built up over nearly 20 years as a pioneer in the industry. Sir John Buchanan stepped down from his role as Deputy Chairman and Senior Independent Director in July 2012, after nine years of dedicated service to the Vodafone Board. His experience was invaluable to me personally in my first year as Chairman, and I would like to thank him for his wisdom and commitment. I am delighted that Luc Vandevelde agreed to become Senior Independent Director in Sir John’s place. Luc has also served on the Board for nine years, and has therefore reached the milestone after which the UK Corporate Governance Code recommends Boards take account of a director’s period of service when considering whether or not he remains independent. The Board considers that it is not in the best interests of shareholders to lose the experience of two such distinguished international business leaders in close succession. My medium-term ambitions for the composition of the Board are to bring in further marketing expertise, and achieve a greater gender balance towards our ambition of 25% of Board members being women by 2015. Take a lead in financial reporting This year’s annual report incorporates a number of new features to make our strategy and performance easier to understand, such as our innovative move to incorporate a high level business review with our primary financial statements (pages 90 to 97). In addition, we have adopted a number of aspects of the revised UK Corporate Governance Code a year earlier than required. These include the Board’s confirmation that the report presents a fair, balanced and understandable assessment of Vodafone’s position and prospects, and an enhanced audit report. We have also adopted some of the new disclosure requirements on directors’ remuneration a year early. Strong capital discipline The Board considers the ordinary dividend to be the core element of shareholder remuneration, and something on which shareholders should be able to depend. This year we raised our ordinary dividend per share by 7% for the third year in a row, and remain focused on at least maintaining the dividend per share at this level in the future. In addition, during the year we completed a £6.8 billion share buyback programme, funded by the disposal of non-controlling interests, and committed an additional £1.5 billion to share buybacks on receipt of a further dividend from VZW in December 2012. We have demonstrated a highly disciplined approach to capital allocation, and will continue to manage our portfolio of assets in the best interest of shareholders. Taking ordinary and special dividends, and the buyback programmes, total cash returns to shareholders have been equivalent to approximately 34% of our average market capitalisation over the last four years. Furthermore, in the period from 1 April 2010 to 20 May 2013, our share price has outperformed the STOXX Europe 600 Index by 20.9%. Aligning management’s interests to shareholders’ Our incentive schemes have a bias towards long-term, share-based plans, which incentivise our leaders to prioritise multi-year investment decisions and align their interests closely with those of institutional shareholders. We deepened this alignment last year by introducing shareholding requirements throughout the senior leadership team. The Executive Committee owns Vodafone shares worth around 500% of their combined salaries in total. You can find more information on our remuneration policies on pages 67 to 82. Vodafone’s role in society Mobile technology is a massive driver of economic and social improvement. Our vision is to unleash the power of Vodafone to help transform societies and enable sustainable living for all. Whether through low cost mobile banking services, mobile agriculture solutions or mobile health initiatives, we are making a real difference to people’s lives. We have also stepped up our commitment to responsible and ethical business practices in our new Code of Conduct, published during the year. You can find more information on our sustainability programme on pages 36 and
37.
/s/ Gerard Kleisterlee
Gerard Kleisterlee
Chairman

14	Vodafone Group Plc Annual Report 2013

Chief Executive’s review

Chief Executive’s review Ready to seize future growth opportunities Even in the context of tough economic and regulatory conditions, I remain very excited about the longer term prospects for the industry, as customer appetite for high speed data grows rapidly, and companies look to embed mobility into their corporate strategies. Summary of where we are now. a Further good progress on data: organic revenue growth 13.8%*, European smartphone penetration 36% , up 9 percentage points year-on-year. a Vodafone Red now in 14 markets; 4.1 million customers as at 12 May 2013; 67% of consumer contract revenue in our European markets from integrated plans. a Unified communications strategy accelerated: acquisitions of CWW and TelstraClear; fibre deployment planned in Spain and Portugal. a £2.4 billion dividend received from VZW Consumer 2015 of which £1.5 billion is committed to share buybacks. Enterprise 2015 Network 2015 Operations 2015 Financial review of the year Performance was strong in our emerging markets operations, with continued good growth in revenue and improving margins. However, the macroeconomic environment in Southern Europe has been very challenging, and European regulation continues to depress returns in the industry, rather than incentivise investment. VZW, our 45% owned associate in the US, continued to achieve strong growth in revenue, adjusted EBITDA, cash flow and market share. Overall, I am satisfied with the progress we have made with our strategic priorities: a We have launched Vodafone Red, our new strategic approach to pricing and our customer proposition, in 14 markets, with very positive initial results; a We remain competitive in all markets, gaining or at least holding market share in most of our operations; a We have bought new low frequency spectrum in a number of markets, and have laid the technology platform for the rapid deployment of HSPA+ and 4G/LTE services; a We have accelerated the integration of CWW and TelstraClear, two fixed line businesses acquired during the year, advancing our enterprise and unified communications strategies; and a We have increased the ordinary dividend per share by 7% for the third year in a row, as well as buying back £1.6 billion of shares1. Group revenue for the year was down -1.4%* to £44.4 billion, with Group organic service revenue down -1.9%*. Data revenue (+13.8%*) and major emerging markets (India +10.7%*, Vodacom +3.0%*, Turkey +17.3%*) continued to perform strongly. Group adjusted EBITDA margin fell -0.5* percentage points, or -0.1* percentage points excluding restructuring costs, as the impact of steep revenue declines in Southern Europe offset improving margins in India and Vodacom. Group adjusted EBITDA fell -3.1%* to £13.3 billion, after restructuring costs of £310 million.

15	Vodafone Group Plc Annual Report 2013

£7.9bn invested in spectrum in the last four years, to provide 4G services and improve the quality of our networks. 10.19 pence total ordinary dividends for the year, up 7% year-on-year in line with our target. Adjusted operating profit from controlled and jointly controlled operations, before our share of associates’ profits, was £5.5 billion, down -7.0%* year-on-year, reflecting the decline in adjusted EBITDA and relatively consistent depreciation and amortisation year-on-year. Group adjusted operating profit was up 9.3%* year-on-year at £12.0 billion, above our guidance range of £11.1 billion to £11.9 billion, as a result of the strong VZW contribution, which increased 30.5%* year-on-year. Excluding M&A and restructuring costs, adjusted operating profit was £12.3 billion2. We recorded an accounting gain of £0.5 billion on the acquisition of CWW and impairment charges of £7.7 billion relating to our businesses in Italy and Spain. These were driven primarily by lower projected cash flows within business plans, resulting from the tougher macroeconomic environment, and partly by an increase in discount rates. Free cash flow was £5.6 billion, or £5.8 billion2 excluding M&A and restructuring costs, at the top of our guidance range of £5.3 billion to £5.8 billion for the year. The year-on-year decline reflected the relative strength of sterling against the euro, South African rand and Indian rupee over the course of the year, as well as tough trading conditions. In addition to the free cash flow reported above, we received an income dividend of US$3.8 billion (£2.4 billion) from VZW, and will shortly receive a further £2.1 billion which will be retained for general business purposes, including spectrum costs. Capital additions were stable at £6.3 billion, as we continued to maintain a significant level of investment to extend our high speed mobile data coverage across our existing voice footprint. In addition, we spent £2.5 billion during the year on acquiring and renewing spectrum in a number of markets including the UK, India and the Netherlands. Adjusted earnings per share was up 5.0% at 15.65 pence, driven by growth in adjusted operating profit and a lower share count. The Board is recommending a final dividend per share of 6.92 pence, to give total ordinary dividends per share for the year of 10.19 pence, up 7.0% year-on-year. Service revenue growth 2013 It has been a difficult year in our controlled and jointly controlled operations due to tough economic and regulatory conditions particularly impacting our European business. However we continue to see good growth in key areas of data and emerging markets. Group -1.9%* Data +13.8%* Emerging markets +8.4%* Northern and Central Europe Organic service revenue in Northern and Central Europe was down -0.2%* year-on-year. Excluding the impact of regulated mobile termination rate (‘MTR’) cuts, service revenue was up 1.6%*. Underlying performance in the major markets of Germany, the UK and the Netherlands, while robust compared with our competitors, weakened in the second half of the year, reflecting increased competition and some macroeconomic pressure. Turkey continued to grow very well through strong execution. Enterprise revenue grew 0.8%*, with continued growth in Germany (+3.0%*) and Turkey offsetting declines in other markets. The accelerated integration of CWW is proceeding successfully, and we expect it to deliver significant network synergies in the UK and internationally, while also boosting our enterprise business. Data revenue was up 14.4%*, reflecting increased smartphone penetration – now 35.4% in the region, up 9.1 percentage points year-on-year – and further take-up of integrated voice, SMS and data plans. By the fourth quarter, 69.7% of consumer contract revenue in the major markets came from customers on these integrated plans. During the year we launched 4G/LTE services in Romania. Organic adjusted EBITDA was down -2.4%* and the adjusted EBITDA margin fell -0.7* percentage points. Margin improvement in Turkey, the Netherlands and Ireland only partly offset small declines in Germany and the UK, driven by a lower top line, rising commercial costs and higher restructuring costs in Germany. Southern Europe Organic service revenue in Southern Europe fell -11.6%* year-on-year, as the effects of severe macroeconomic weakness were intensified by strong competition, and steep cuts to MTRs in Italy and Greece. Combined mobile and fixed offers in Spain and Portugal, from incumbents and fixed operators, made increasing inroads into the market in the second half of the year. Excluding MTR cuts, service revenue fell -8.4%*. Service revenue by type 2013 Other: Fixed: 6% 11% Messaging: 12% Voice: Data: 55% 16% Data revenue was up 9.7%*, as demand for data continued to grow despite the economic and competitive pressures. Smartphone penetration increased 7.5 percentage points to 35.5%. During the year we launched 4G/LTE services in Italy, Greece and Portugal, announced a partnership with Orange in Spain to deploy fibre to six million homes over the next four years, and committed to extending our fibre network in Portugal to pass over one million homes. Organic adjusted EBITDA fell -16.4%* and the adjusted EBITDA margin fell -2.2* percentage points, mainly as a result of the steep revenue declines across the region and restructuring costs, offset by operating cost savings. Towards the end of the year, we undertook significant redundancy programmes in Spain and Greece to reduce operating expenses. AMAP Organic service revenue growth in AMAP was 3.9%*, with continued growth in all of our markets apart from Australia and New Zealand. Growth in India slowed through the year, mainly as a result of increased consumer protection regulation and a more stringent customer verification process, but the competitive environment improved and we continued to gain market share. In Vodacom, continued strong underlying revenue growth in our other sub-Saharan markets offset a weaker performance in South Africa. Despite competitive pressure and the uncertain political environment, service revenue in Egypt grew 3.7%*. Australia continued to experience steep revenue declines on the back of ongoing service perception issues. During the year we launched 4G/LTE services in South Africa and New Zealand. Organic adjusted EBITDA rose 10.3%* and the adjusted EBITDA margin increased 1.7* percentage points, with strong margin improvements in India and Vodacom offsetting a sharp decline in Australia. Ghana and Qatar also made good margin progress on strong revenue growth and market share gains. Egypt’s margin improved 1.4* percentage points.

16	Vodafone Group Plc Annual Report 2013

Chief Executive’s review (continued)

4.1m	£6.4bn
of our customers are on our new strategic Vodafone Red plans[3], which we first launched in the UK in September 2012.	our share of VZW profits for the year, which represented 30.5%* year-on-year growth.

Verizon Wireless

VZW continued to trade very well, launching successful new price plans and making further market share gains. Organic service revenue was up 8.1%* and adjusted EBITDA was up 13.6%*. Free cash flow amounted to US$13.2 billion (£8.4 billion), and net debt at 31 March 2013 was US$6.2 billion (£4.1 billion). Our share of VZW’s profits for the year amounted to £6.4 billion, up 30.5%* year-on-year.

Vodafone 2015

While the macroeconomic and regulatory environment in Europe presents significant short-term challenges, we see a number of positive developments. We expect smartphone adoption to continue to grow in all markets over the next three years, with mobile applications and low cost smartphone availability increasing in mature and emerging markets alike.

With the broad deployment of high speed data networks, both mobile and fixed, we expect customers’ appetite for data to increase significantly. At the same time, the evolution of network and IT platforms should enable lower cost and more standardised approaches as we further integrate commercial and technology planning.

As a result, we believe that the long-term prospects for the mobile market are highly attractive for those that make scale, standardisation and the customer data experience fundamental to how they operate. Vodafone 2015 is our strategy to maximise this opportunity.

Consumer 2015

We are adopting a new strategic approach to consumer pricing and bundling in Europe, in order to offer customers greater freedom of usage and, at the same time, stabilise ARPU. We have launched new plans across much of our footprint, branded Vodafone Red in most markets, which incorporate unlimited voice and SMS, and generous data allowances.

As a result, we have radically simplified pricing, giving clear visibility of the cost of ownership and, enabling simplification of IT and billing. We are progressively enhancing the value proposition through the introduction of a number of additional features, including improved access to technical support, attractive roaming packages, shared data plans, early handset upgrades, storage and back-up in the cloud, and device security, to increase the breadth of service and support ARPU over time.

Already, we have 4.1 million customers on Vodafone Red plans3 across 14 markets. The customer response has been very positive, with strong net promoter scores. Data usage on Vodafone Red plans is much higher, as is the average return on our commercial investment. As expected, we have seen some ARPU dilution, but at a lower level than planned. We aim to have ten million customers on Vodafone Red plans by March 2014.

We also see an increasing move towards residential unified communications services in some of our European markets. We expect this trend to grow, with cable operators offering MVNO services, and incumbent fixed line providers combining their domestic broadband services with mobile and TV plans. Our goal is to offer unified communications services in our major European markets, accessing next generation fixed line infrastructure through a combination of negotiated wholesale terms, deployment of our own fibre and, potentially, acquisitions. A clear regulatory framework with regard to accessing incumbent fibre infrastructure will be key.

In emerging markets, we aim to build on our success to date to become a clear leader, increasing the value of these markets to the Group through market growth, improving margins, share gains and stronger cash generation. These markets offer very attractive long-term opportunities from sustained GDP growth, the scope for widespread mobile data adoption and the fulfilment of unmet needs such as basic financial services. We aim to maximise these opportunities through superior marketing and distribution, smart data pricing, the development of low-cost smartphones and selective innovation in areas in which we can truly differentiate.

Enterprise 2015

We are strengthening our leading position in enterprise, enhancing our product offering to large and medium-sized businesses and creating a dedicated enterprise operational structure, following the market success of Vodafone Global Enterprise (‘VGE’) and the CWW and TelstraClear acquisitions. Enterprise now represents 27.3% of Group service revenue and we have over 32 million mobile enterprise customers accounting for around 8% of our total customer base.

VGE, serving our biggest multi-national accounts, will continue to expand its remit, driven by an increasing appetite among customers to consolidate telecoms procurement cross-border and bring mobility into the heart of their business strategies. In unified communications, we continue to develop Vodafone One Net for small- and medium-sized companies, and increasingly provide total communications services to our larger customers through the purchase of CWW. This acquisition will also allow us to develop our product offering in high growth segments, such as cloud and hosting.

In machine-to-machine (‘M2M’), we intend to leverage our new business unit organisation, global technical platform and vertical sector competences to exploit the current wave of adoption of M2M solutions across many industry and service sectors.

Network 2015

Our network strategy continues to focus on supporting higher speed data in both mature and emerging markets, and delivering a consistently excellent data experience to our customers through the widespread deployment of HSPA+, LTE and high capacity backhaul. We expect to continue our consistent level of investment so that Vodafone customers can be assured of a video-standard data service across our footprint in Europe and we can successfully manage the high growth in data volumes anticipated. We aim to extend our 3G footprint at 43.2 Mbps and LTE coverage across our five major European markets to 80% and 40% respectively by March 2015.

To complement our physical infrastructure investment, we are committed to securing the best portfolio of low frequency spectrum to maintain and improve our strong market positions through the improved customer experience this will offer. During the year, we acquired spectrum in the important 800 MHz band in the UK, the Netherlands, Ireland, Romania and in the 1800 MHz band in India, taking our total spectrum investment to £7.9 billion in the last four years.

17	Vodafone Group Plc Annual Report 2013

Operations 2015 Over the next three years we plan to simplify further our business model both across and within countries, eliminating legacy structures, reducing non-customer-facing costs and moving towards more standardised offerings. This will enable us to maximise the benefits of our scale and share commercial, technical and support functions across geographies in Europe, and to speed up and co-ordinate our time to market for new propositions and services. We see a significant opportunity in unifying network and IT management across multiple markets, in further centralising and standardising procurement, and in offshoring more business functions to shared service centres of expertise. We are targeting an absolute reduction in European4 operating expenses from these and other programmes of £0.3 billion in the 2014 financial year. Prospects for the 2014 financial year5 Entering the new financial year, we continue to face stiff headwinds from regulation, competition and a tough economic environment, particularly in Europe. However, we are well positioned, with broad geographic exposure which includes attractive growth markets in India, Africa and the US, and a differentiated enterprise franchise. We benefit from a strong balance sheet and will continue our major focus on shareholder remuneration, while consistently reinvesting in our network to enhance the customer experience. Regulation remains a key concern for us and the industry. Again we face the significant hurdle of MTR cuts, which we expect to create a drag of over two percentage points on service revenue. However, this effect should reduce substantially in the 2015 financial year based on current regulatory glide paths. We also await clarity on EU fibre regulation, where we are supportive of the pro-investment stance, subject to equality of access and margin squeeze provisions which are enforceable at the country level. We expect adjusted operating profit for the 2014 financial year to be in the range of £12.0 billion to £12.8 billion. We expect free cash flow to be around £7.0 billion, including the £2.1 billion VZW dividend due in June 2013. We expect capital expenditure, to remain broadly steady on a constant currency basis. We expect the Group adjusted EBITDA margin, excluding M&A and restructuring costs, to decline slightly year-on-year, reflecting the ongoing weak macroeconomic environment in Europe. /s/ Vittorio Colao Vittorio Colao Chief Executive Notes: 1 £442 million from current programme and £1,126 million from previous programme. 2 Based on 2013 guidance foreign exchange rates. 3 At 12 May 2013. 4 Northern and Central Europe, Southern Europe and Common Functions, excluding restructuring costs. 5 See guidance on page 45. 10m customers are expected to be using Vodafone Red plans by March 2014. Our Vodafone 2015 strategy Consumer 2015 A new strategic approach to consumer pricing and bundling in Europe, in order to offer customers greater freedom of usage and, at the same time stabilise ARPU. We are aiming to increase the number of Vodafone Red customers to ten million by March 2014. Enterprise 2015 We are strengthening our position in enterprise, enhancing our product offering to large and medium-sized businesses and creating a dedicated enterprise operational structure. Our 2015 enterprise strategy is based on six pillars: accelerating our converged offers; consolidating our lead in M2M; growing Vodafone Global Enterprise and our Carrier Services business; leveraging our hosting capability; and offering cloud-based software as a service. Network 2015 We are focused on supporting high speed data services and delivering a consistently excellent data experience. We aim to extend our 3G footprint at 43.2 Mbps and LTE coverage across five major European markets to 80% and 40% respectively by 2015. Operations 2015 We aim to further simplify our business model both across and within countries. We are targeting a £0.3 billion reduction in European operating expenses in the 2014 financial year.

18	Vodafone Group Plc Annual Report 2013

Key performance indicators

Our performance over the year

Organic service revenue growth

More work to do

Target: To maximise service revenue growth.

Year	Value
2011	2.1%*
2012	1.5%*
2013	-1.9%*

Adjusted EBITDA margin

On-track

Target: adjusted EBITDA margin to stabilise by March 2014.

Year	Value
2011	32.0%
2012	31.2%
2013	29.9%

Adjusted operating profit ('AOP')

Achieved

Target: £11.1–£11.9 billion in 2013 financial year.

Year	Value
2011	£11.8bn
2012	£11.5bn
2013	£12.0bn

Free cash flow

Achieved

Target: £5.3–£5.8 billion in 2013 financial year.

Year	Value
2011	£7.0bn
2012	£6.1bn
2013	£5.6bn

% of consumer contract revenue from integrated plans (Europe)

Achieved

Target: To increase significantly each year.

Year	Value
2011	27%
2012	44%
2013	67%

Smartphone penetration (Europe)

On-track

Target: To increase to over 50% by 2015.

Year	Value
2011	19%
2012	27%
2013	36%

Key performance indicators Our performance over the year We track our performance against 12 key financial, operational and commercial metrics which we judge to be the best indicators of how we are doing. Organic service revenue growth More work to do Target: Growth in the top line demonstrates our ability to grow our 2011 2.1%* To maximise service customer base and stabilise or increase ARPU. It also helps revenue growth. 2012 1.5%* to maintain margins. As we anticipated at the start of the year, we missed our service revenue target because of ongoing 2013 -1.9%* macroeconomic and regulatory pressures in Europe. Adjusted EBITDA margin On-track Target: Trends in our adjusted EBITDA margin demonstrate whether our 2011 32.0% adjusted EBITDA revenue growth is generating a good return and whether we can margin to stabilise by 2012 31.2% offset underlying cost pressures in our business with cost efficiencies. March 2014. This year excluding M&A and restructuring costs, margins fell only 2013 29.9% 0.1* percentage point year-on-year. Adjusted operating profit (‘AOP’) Achieved Target: Due to the significant contribution made to our overall profitability 2011 £11.8bn £11.1–£11.9 billion in by our US associate, VZW, AOP is a better indicator of overall 2013 financial year. 2012 £11.5bn profitability than adjusted EBITDA. We exceeded our target for the year due to a strong performance from VZW. 2013 £12.0bn Free cash flow Achieved Target: Our regular dividend is paid out of free cash flow, so maintaining £5.3–£5.8 billion in 2011 £7.0bn a high level of cash generation (even after significant continued 2013 financial year. investment in capital expenditure) is key to delivering strong 2012 £6.1bn shareholder returns. Free cash flow of £5.6 billion was within 2013 £5.6bn our guidance range for the year. % of consumer contract revenue from integrated plans (Europe) Achieved Target: Our strategic push towards integrated plans allows us both To increase 2011 27% to defend our revenue base from voice and SMS substitution, significantly and to monetise future data demand growth. 2012 44% each year. 2013 67% Smartphone penetration (Europe) On-track Target: Smartphones are the key to giving our customers access to the To increase to over 2011 19% mobile internet; the more our customers have them, the bigger 50% by 2015. our data opportunity becomes. In 2010, we set a target of at least 2012 27% 35% smartphone penetration by March 2013, which we achieved. 2013 36% We now have a new ambition of over 50% by March 2015.

19	Vodafone Group Plc Annual Report 2013

Mobile network performance floor (Europe) On-track Target: We continuously improve the speed of our European network 75% of smartphone 2011 70% at least 200kbps to create the best data experience for our customers. This year data sessions at least we took our performance floor up to 1 Mbps or better for 75% 2012 75% at least 400kbps 3 Mbps in 2015. of our European data footprint. 2013 75% at least 1Mbps Relative market share performance On-track Target: We track our relative performance by measuring the change Gain or hold revenue 2011 9 out of 17 markets in our revenue market share against our key competitors. This year market share in most we remained competitive, gaining or holding market share in most 2012 11 out of 17 markets of our markets. of our markets. 2013 9 out of 17 markets Returns to shareholders Achieved Target: Consistent and balanced returns to shareholders demonstrate our Dividend per share 2011 +7.1% commitment to capital discipline. This year we raised our dividend growth of at least 7% per share by 7% for the third year in a row, in line with our target. 2012 +7.0% per year to March 2013 (excluding 2013 +7.0% special dividends). Consumer net promoter score (‘NPS’) More work to do Target: To better understand how well we deliver quality service to our To increase or 2011 8 out of 20 markets customers, we use NPS to measure the extent to which they maintain the number recommend us to their friends and family. We also capture this 2012 11 out of 21 markets of markets where we for our competitors which provides us with a ranking of operators are ranked number one by NPS. 2013 8 out of 21 markets within any given market. Employee engagement Achieved Target: The employee engagement score measures employees’ level Maintain top quartile. 2011 75 of engagement, a combination of pride, loyalty and motivation. 2012 77 We improved our employee engagement score again this year, remaining top quartile. 2013 78 % of women in the senior leadership team Achieved Target: This is one measure of the diversity in our business which To improve each year. 2011 17% brings us a more balanced range of skills and management 2012 19% styles. We increased the proportion during the year. 2013 20%

20	Vodafone Group Plc Annual Report 2013

Industry trends

Where the industry is now

Scale

Growth

Emerging vs. mature markets

Around 70% of mobile users are in emerging markets, reflecting the combination of large populations and less fixed line infrastructure. The remaining users are from wealthier mature markets, such as Europe and the US. In mature markets, most people have a mobile device, reflected in mobile penetration rates of around 125%, compared to around 90% in emerging markets.

Competition

The industry is highly competitive, with many alternative providers, giving customers a wide choice of supplier. In each country there are typically at least four main mobile network operators, such as Vodafone, and one national fixed line operator. In addition, there can be numerous mobile virtual network operators ('MVNOs') – suppliers that rent capacity from mobile operators to on-sell to their customers. In some countries there can also be several independent mobile retailers that may compete with mobile network operators' own stores. Advances in technology have also led to internet based companies and software providers offering alternative communication services such as voice over internet protocol ('VoIP').

Regulation

The mobile industry is very heavily regulated by national, regional and international authorities. Regulators continue to lower the cost for consumers of using mobile services by setting lower mobile termination rates (the fees mobile companies charge for calls received from other companies' networks) and to limit the amount that operators can charge for mobile roaming services. These two areas represent 13% of service revenue for Vodafone.

In an environment of intense competition and significant regulatory pressures, industry voice prices have tended to reduce over time – and in 2012[1] fell 12%. However, with more mobile phone users and some customers using their devices ever more frequently, global industry revenue remains on a positive trend and expanded 4% in 2012[1].

Mobile phone users

2007
3.4bn
2011
6.0bn
2012
6.5bn

Mobile phone users by market 2012

China: 17%
Europe: 17%
US: 5%
Other devel-oped[1]: 5%
Latin America: 11%
Other: 5%
Africa: 11%
Other Asia: 15%
India: 14%

Mobile penetration December 2012

Europe
137%
US
110%
Turkey
91%
India
69%
China
81%

Industry trends Where the industry is now The mobile industry is a large and important sector with around six and a half billion connections across the globe – in other words, most of the world’s population use mobile phones. The number of mobile phone users has doubled in the last five years, driven by an increasing range of smartphones for using mobile data, increasing demand for mobile services in emerging markets and lower prices. Scale Competition Mobile phone users The mobile industry is a large and important The industry is highly competitive, with many sector with around six and a half billion alternative providers, giving customers a wide 2007 3.4bn connections, generating over US$960 billion choice of supplier. In each country there are of annual service revenue every year. typically at least four main mobile network 2011 6.0bn The majority of revenue, some 75%, comes operators, such as Vodafone, and one national 2012 6.5bn from traditional services such as calls and texts fixed line operator. In addition, there can (on average, around 17 billion mobile phone be numerous mobile virtual network operators calls are made each day). However, over the (‘MVNOs’) – suppliers that rent capacity Mobile phone users by market 2012 last few years the demand for data services, from mobile operators to on-sell to their such as mobile internet browsing and email customers. In some countries there can also China: 17% Europe: 17% on a smartphone, has accelerated, and today be several independent mobile retailers that 25% of industry revenue is from data. may compete with mobile network operators’ US: 5% own stores. Advances in technology have also India: 14% Other Growth led to internet based companies and software devel- oped1: 5% The demand for mobile services continues providers offering alternative communication to grow. In the last five years the number services such as voice over internet protocol Latin America: 11% of users has increased by an average of 14% (‘VoIP’). Other Asia: 15% Other: 5% each year driven by rising living standards, Africa: 11% population growth and cheaper mobile Regulation 1 Japan, Canada, Australia, New Zealand, Hong Kong, Singapore, services and handsets. In 2012 93% of the The mobile industry is very heavily regulated South Korea, Taiwan Note: Figures are not comparable with prior year disclosure due world’s population had a mobile phone, by national, regional and international to new data source whereas ten years ago this was only 18%. Most authorities. Regulators continue to lower the of the growth in users has been from emerging cost for consumers of using mobile services Mobile penetration December 2012 markets, such as China, India and Africa. by setting lower mobile termination rates As a result around 73% of mobile phone users (the fees mobile companies charge for calls Europe 137% now come from emerging markets compared received from other companies’ networks) to 60% in 2007. and to limit the amount that operators can US 110% charge for mobile roaming services. These Emerging vs. mature markets two areas represent 13% of service revenue Turkey 91% Around 70% of mobile users are in emerging for Vodafone. India 69% markets, reflecting the combination of large In an environment of intense competition populations and less fixed line infrastructure. and significant regulatory pressures, industry China 81% The remaining users are from wealthier voice prices have tended to reduce over time mature markets, such as Europe and the US. – and in 20121 fell 12%. However, with more In mature markets, most people have a mobile mobile phone users and some customers device, reflected in mobile penetration rates using their devices ever more frequently, of around 125%, compared to around 90% global industry revenue remains on a positive in emerging markets. trend and expanded 4% in 20121. Notes: The industry data on pages 20 and 21 is sourced from Strategy Analytics. 1 Refers to calendar year.

21	Vodafone Group Plc Annual Report 2013

Where the industry is heading

According to industry analysts, data is expected to continue to be the fastest growing segment of the mobile industry. It is estimated that between 2012 and 2015[1] worldwide mobile data revenue is set to grow by US$104 billion, compared to a US$20 billion decline in voice revenue over the same period. The demand for data is being driven by a widening range of powerful and attractive smartphones and tablets, significant improvements in mobile network capability, and an increased choice of content and applications ('apps').

Emerging markets, such as China, India and Africa, have the most potential for future revenue growth driven by rising populations, strong economic growth, lower mobile penetration and a lack of alternative fixed line infrastructure. According to industry analysts, by 2015[1] there will be 1.5 billion new mobile users across the globe, of which over 90% will be from emerging markets. In contrast the more mature markets in Europe are likely to exhibit modest growth, due to weaker GDP growth prospects, high mobile penetration and intense regulatory pressures.

Convergence of fixed and mobile into unified communication services

Converged fixed and mobile solutions (such as combined mobile, fixed line, fixed broadband and TV) provide a range of benefits for the user, including simplicity, flexibility and cost savings. The demand for these services is already established among enterprise customers and it is now becoming more visible in the consumer market, in part due to consumers' needs to save money in a recessionary European environment. We believe that this demand, combined with technological advances delivering easier connection of multiple data devices, will support strong growth in data-intensive applications over the next three to five years, and that this will need to be managed by access to next generation networks to support increased speed and capacity demands.

Faster mobile networks

Today's mobile networks are typically a combination of 2G networks for traditional voice, text and basic data services, and 3G networks for fast mobile internet access and application downloads. The latest stage of mobile network development is superfast 4G which is already in place in some countries – providing maximum theoretical user speeds of up to 150 Mbps today (with typical user speeds up to 12 Mbps, compared with up to 6 Mbps on 3G).

Technological innovation

Alternative communication technologies, such as instant messaging services, are increasingly used by mobile consumers, particularly in mature markets, such as Europe. These services use data, rather than traditional voice and text. This trend will continue and in response operators, such as Vodafone, have begun to replace per unit charges for voice and text services with unlimited bundles and combine this with a fixed fee for data usage.

New applications for mobile services are being developed by the industry to extend the use of mobile beyond everyday communication, such as mobile payments via a handset or M2M services, including the location monitoring of vehicles, through a SIM card embedded in the vehicle.

Regulatory pressures

The industry is expecting to see continued downward revenue pressure from regulated cuts to termination rates, and voice and data roaming prices. European regulators are also seeking to encourage investment in high speed data services. However, the policies to achieve this have not been confirmed by either European or national regulators and therefore the impact on the mobile sector is difficult to judge.

Mobile service revenue by type

2007 8% 92%
2012 25% 75%
2015 33% 67%
Data
Voice, SMS and other

Mobile phone users by market

2007 60% 40%
2012 73% 27%
2015 76% 24%
Emerging markets
Mature markets

Maximum mobile data downlink speeds

Mbps
2007 7.2
2012 43.2 150
2015 86.4 300
3G
4G

Note:
1 Refers to calendar year.

Where the industry is heading The pace of change in the mobile industry over the last few years has been significant and is expected to continue. We anticipate growing sources of revenue from data services such as mobile internet usage; higher penetration of smartphones and tablets; new users from emerging markets; and major advancements in mobile network technology to deliver faster and better customer services. The demand for seamless converged fixed and mobile solutions using high speed networks is expected to accelerate. According to industry analysts, data is expected European environment. We believe that Regulatory pressures to continue to be the fastest growing segment this demand, combined with technological The industry is expecting to see continued of the mobile industry. It is estimated that advances delivering easier connection downward revenue pressure from regulated between 2012 and 20151 worldwide mobile of multiple data devices, will support strong cuts to termination rates, and voice and data data revenue is set to grow by US$104 billion, growth in data-intensive applications over the roaming prices. European regulators are also compared to a US$20 billion decline in voice next three to five years, and that this will need seeking to encourage investment in high revenue over the same period. The demand to be managed by access to next generation speed data services. However, the policies for data is being driven by a widening range networks to support increased speed and to achieve this have not been confirmed of powerful and attractive smartphones and capacity demands. by either European or national regulators and tablets, significant improvements in mobile therefore the impact on the mobile sector network capability, and an increased choice Faster mobile networks is difficult to judge. of content and applications (‘apps’). Today’s mobile networks are typically a combination of 2G networks for traditional Most of the new demand for voice, text and basic data services, and 3G mobile services will be from Mobile service revenue by type networks for fast mobile internet access emerging markets and application downloads. The latest stage 2007 8% 92% Emerging markets, such as China, India and of mobile network development is superfast Africa, have the most potential for future 4G which is already in place in some countries 2012 25% 75% revenue growth driven by rising populations, – providing maximum theoretical user strong economic growth, lower mobile speeds of up to 150 Mbps today (with typical 2015 33% 67% penetration and a lack of alternative fixed line user speeds up to 12 Mbps, compared with Data ? ? Voice, SMS and other infrastructure. According to industry analysts, up to 6 Mbps on 3G). by 20151 there will be 1.5 billion new mobile Technological innovation Mobile phone users by market users across the globe, of which over 90% will be from emerging markets. In contrast Alternative communication technologies, such 2007 60% 40% the more mature markets in Europe are likely as instant messaging services, are increasingly to exhibit modest growth, due to weaker GDP used by mobile consumers, particularly 2012 73% 27% growth prospects, high mobile penetration in mature markets, such as Europe. These and intense regulatory pressures. services use data, rather than traditional 2015 76% 24% voice and text. This trend will continue and ? Emerging markets? Mature markets Convergence of fixed and mobile in response operators, such as Vodafone, have into unified communication services begun to replace per unit charges for voice Maximum mobile data Mbps Converged fixed and mobile solutions (such and text services with unlimited bundles and downlink speeds as combined mobile, fixed line, fixed broadband combine this with a fixed fee for data usage. and TV) provide a range of benefits for the user, New applications for mobile services are being 2007 7.2 including simplicity, flexibility and cost savings. developed by the industry to extend the use The demand for these services is already 2012 43.2 150 established among enterprise customers of mobile beyond everyday communication, and it is now becoming more visible in the such as mobile payments via a handset 2015 86.4 300 or M2M services, including the location consumer market, in part due to consumers’ ? 3G? 4G monitoring of vehicles, through a SIM card needs to save money in a recessionary embedded in the vehicle. Note: 1 Refers to calendar year.

22	Vodafone Group Plc Annual Report 2013

Vodafone Group Plc 22 Annual Report 2013 How we do business A simple business model We pursue a virtuous circle of investment, revenue, strong cash conversion and reinvestment – while rewarding shareholders along the way. Assets Supplier relationships Networks Distribution People Brand Networks People We aim to have a great mobile network We have a highly skilled, motivated and in each of our markets. This means giving diverse workforce, and we believe each our customers far-reaching coverage, a very individual should be a key advocate of reliable connection, and increasing speeds Vodafone’s products and services. For more and data capacity. We combine our ongoing information on our people, see page 34. high level of network investment with a commitment to securing the best possible portfolio of spectrum. For more information on our network build-out, see page 30. Brand Vodafone is ranked as one of the most valuable telecoms brands in the world, with an attributed worth of US$27 billion (source: Distribution Brand Finance). This brand strength is a major We reach our customers through around driver of purchasing decisions for consumers 15,000 of our own stores, a broad network and enterprise customers alike. of exclusive distribution partners and third-party retailers. The internet, whether accessed through a mobile device or PC, is becoming Reinvestment an increasingly important channel. in the business Our track record demonstrates a successful balance between the capital requirements of the business – Supplier relationships in networks, spectrum and IT platforms – Given our scale and global reach, we tend and our desire to sustain an attractive annual to be a key strategic partner for many cash return to shareholders. of our suppliers. We work closely with them to build great networks, develop innovative Capital expenditure services and offer the widest range of the latest devices. 2011 Ł6.2bn 2012 Ł6.4bn 2013 Ł6.3bn

23	Vodafone Group Plc Annual Report 2013

Business Additional Vodafone Group Plc Overview review Performance Governance Financials information 23 Annual Report 2013 404 million With 404 million customers, Vodafone is one of the biggest mobile operators in the world. We provide services to everyone, from many of the biggest multinational companies, to individuals in some of the poorest Customers countries in the world. Consumer 92% customers: Enterprise 8% customers: Our ordinary dividend, funded from our annual cash flow, is the primary form of shareholder remuneration. We have increased the ordinary dividend per share by over 22% over the last three years. Going forward the Board aims at least to maintain the ordinary dividend per share at current levels. Revenue Shareholder remuneration We generate service revenue, through the supply of communications services over our networks. Around two-thirds is under contracts with the remainder from customers buying our services on a ‘pay as you go’ (or prepaid) basis. Pay as you go Contracts (prepaid) basis Cash flow Ł5.6bn2013 free cash flow The conversion of revenue to cash flow is key both to ongoing reinvestment in the business and rewarding shareholders. We have strong market share positions in most of our markets, which, combined with highly efficient networks, deliver healthy cash flow.

24	Vodafone Group Plc Annual Report 2013

Vodafone Group Plc 24 Annual Report 2013 Strategy Consumer2015 1 2 3 4 Data We are reconfiguring our company to meet the growing demand for data services. We will differentiate our data services from our competitors through ongoing investment in technology, distribution and customer services, providing both a great customer experience and competitive value. Market context: Towards 2015: Strengths: Data is the fastest growing segment of our We are adopting a new strategic approach We are among the world’s largest retailers business as more and more people use data to consumer pricing and bundling in Europe, with around 15,000 Vodafone branded in their everyday lives, whether for work in order to offer customers worry-free usage retail stores, helping customers choose or home. Our data revenue grew by 13.8%* and, at the same time, stabilise average the best device and price plan for their during the year mainly due to increasing revenue per user (‘ARPU’). We believe that this needs in an increasingly complex data-demand for mobile internet and email will both support and encourage greater data centric environment. services via smartphones. usage, particularly in Europe, which is at much Actions: lower levels than the US. Pricing is being Looking forward, both smartphone We are launching new Vodafone Red plans radically simplified, giving clear visibility of the penetration and data usage are which include a generous mobile data cost of ownership for the customer and expected to continue to grow. In Europe, allowance and unlimited voice and SMS simplifying our IT and billing. our smartphone user penetration across European markets and selected is already at 36% and by 2015 we expect As technology continues to evolve at a rapid non-European markets. it to be above 50%. rate we want to support our customers Progress: by providing the best retail stores, the easiest We have 4.1 million customers on Vodafone online experience and most accessible expert 1 Red plans within eight months of launch. advice when needed. 34% of our customers use data. 48% of our consumer contract customers in Europe are on integrated voice, text and data plans up from 27% last year. Mobile commerce As more and more retailers roll out ‘contactless’ payment terminals at the checkout, Vodafone is developing services which will allow our customers to use their smartphones to pay for goods and services. We have launched Vodafone branded payment solutions in Italy and Turkey and are about to launch Vodafone SmartPass Leading in retail in four other countries. We are also developing the Vodafone Mobile Wallet to allow customers to use their existing credit and debit cards via their smartphones. We are updating our retail footprint to a new Customers can use both services at thousands of retailers by simply waving their Vodafone Retail concept delivering a differentiated smartphone in front of a contactless terminal. customer experience. A core part of our promise to customers is to ensure that our technical experts in store transfer all their personal data to their new phone allowing them to walk out of the store with their phone fully functional. Extensive trials of our new concept store across ten markets have shown significant increases in both sales and customer satisfaction. The new concept will be rolled out globally over the next three years.

25	Vodafone Group Plc Annual Report 2013

36%

>70%

US$27bn

Vodafone Red

- **multi device plans**, enabling customers to connect a smartphone and tablet under one Vodafone Red plan, making it simple and cost effective to own and manage multiple devices under a single bill;
- **family plans**, allowing individual family members to sign up to Vodafone Red at a discounted price;
- a much **wider range of device choices**, giving customers the freedom to have a new device included in the cost of their contract, receive a discount by choosing a 'nearly new' smartphone or choose to receive a new device every year for a small extra fee;
- the option to connect to new, **ultra-fast 4G services** where available;
- **safe and secure solutions**, including world-class cloud and back-up services plus device insurance, giving customers peace of mind in the event of theft or damage; and
- industry **leading roaming** plans for customers travelling in Europe, so that they can use their phone abroad as they do at home, for an additional daily price similar to the cost of a cup of coffee.

FAMILY
SAFE
WORRY FREE
EXPERT SUPPORT
GOOD DATA

Vodafone Red

Vodafone Red has been launched in 14 markets including Germany, Italy, the UK and Spain. Early take-up has been positive with 4.1 million customers within eight months of launch[1]. We intend to extend it to all European markets within the next few months.

Future proofing revenues

Driving data usage

Although our data revenue is growing strongly in Europe the amount of data consumed by each smartphone customer is on average around 250 megabytes per month, only around a quarter of the level seen in the US. We see a significant opportunity to drive more revenue from data services and see the Vodafone Red proposition delivering this by offering generous data allowances to encourage customers to use more data and over time purchase larger allowances.

Providing customers with devices in a cost-effective way

At Vodafone we are a major source of our customers' smartphones, having subsidised for many years the initial cost to access our network. During the year we spent some £5 billion or about 16% of our revenue in Europe on acquiring new, and retaining existing customers. In addition smartphone penetration in Europe increased to 36%, up from 27% in the prior year, and the mix of smartphones continued to move towards more expensive high-tier devices. Against this background and to protect our profitability we need to maintain discipline on the handset subsidies we pay.

Vodafone Cloud

Business Additional Vodafone Group Plc Overview review Performance Governance Financials information 25 Annual Report 2013 36% Vodafone Red of customers in Europe have Our Vodafone Red proposition offers consumers and businesses a simple and worry-free package, with a smartphone, up from 27% a year ago. generous mobile data allowances, unlimited calls and text messages, plus cloud and online services to secure and back-up personal data, all included as standard. Vodafone Red packages also incorporate a number of >70% innovative services including: of smartphones users are expected a multi device plans, enabling customers to connect a the option to connect to new, ultra-fast 4G services a smartphone and tablet under one Vodafone Red where available; to use video services by 2015 (compared 2 plan, making it simple and cost effective to own and to around a third today) . a safe and secure solutions, including world-class manage multiple devices under a single bill; cloud and back-up services plus device insurance, US$27bn a family plans, allowing individual family members giving customers peace of mind in the event of theft to sign up to Vodafone Red at a discounted price; or damage; and At US$27 billion our brand is rated as one a a much wider range of device choices, giving a industry leading roaming plans for customers of the most valuable telecoms brands customers the freedom to have a new device travelling in Europe, so that they can use their phone in the world. included in the cost of their contract, receive a discount by choosing a ‘nearly new’ smartphone abroad as they do at home, for an additional daily or choose to receive a new device every year for price similar to the cost of a cup of coffee. a small extra fee; Vodafone Red Driving data usage Vodafone Red offers consumers and Although our data revenue is growing businesses a simple and worry-free package strongly in Europe the amount of data with generous mobile data allowances, consumed by each smartphone customer unlimited calls and texts, plus cloud and is on average around 250 megabytes per back-up services to secure personal data month, only around a quarter of the level seen (see Vodafone Red story above). in the US. We see a significant opportunity to drive more revenue from data services and Vodafone Red has been launched in see the Vodafone Red proposition delivering 14 markets including Germany, Italy, the UK this by offering generous data allowances and Spain. Early take-up has been positive with to encourage customers to use more data Vodafone Cloud 4.1 million customers within eight months of and over time purchase larger allowances. Vodafone Cloud allows customers to safely store launch2. We intend to extend it to all European their personal digital content such as contacts, markets within the next few months. Providing customers with photos and videos in the Vodafone network and to access it on the move from any connected Future proofing revenues devices in a cost-effective way device. Vodafone Cloud was launched last year in multiple markets and works across the most popular At Vodafone we are a major source of our smartphones, tablets and PCs, forming part of the Our Vodafone Red plans are designed to customers’ smartphones, having subsidised Vodafone Red proposition. protect our revenues by providing unlimited for many years the initial cost to access our voice and text services, rather than limited network. During the year we spent some bundles or pay per event. Vodafone Red is Ł5 billion or about 16% of our revenue the latest step in our journey over the last in Europe on acquiring new, and retaining few years to migrate our customers onto existing customers. In addition smartphone integrated price plans that combine voice, penetration in Europe increased to 36%, SMS and data together in one single plan up from 27% in the prior year, and the mix rather than buying these services separately. of smartphones continued to move towards Including Vodafone Red customers, we now more expensive high-tier devices. Against this have 48% of our consumer contract background and to protect our profitability customers in Europe on integrated price we need to maintain discipline on the handset plans. These plans deliver value to our subsidies we pay. customers, reduce the need for customers to use IP-based substitutes and provide more Our Vodafone Red proposition is designed stable revenue streams. to control handset subsidy costs by helping customers more clearly identify the difference between the price to access our services and the price of the handset. We achieve this by setting a base price for Vodafone Red plans that does not include a handset (SIM-only), charging a slightly higher service fee for a basic smartphone and more above that for a high-tier smartphone. Notes: 1 At 12 May 2013. 2 Vodafone internal estimates.

26	Vodafone Group Plc Annual Report 2013

Vodafone Group Plc 26 Annual Report 2013 Strategy (continued) Consumer2015 1 2 3 4 Emerging markets1 Emerging markets are important to us – they account for 68% of our customers and 75% of the total call minutes across our networks. These markets are likely to become even more relevant due to a combination of strong population and economic growth, and the increase in mobile penetration. Market context: Towards 2015: Strengths: Emerging markets such as India and Africa These markets offer very attractive long- We are a leading operator in our emerging are already a significant part of Vodafone. term opportunities from sustained GDP markets with either a number one or They account for 30% of the Group’s service growth, the scope for widespread mobile two revenue market share position in revenue, and our business in India alone data adoption and the fulfilment of unmet most countries. accounts for around half of our base station needs such as basic financial services. We aim Actions: sites and voice calls across the Group. to maximise these opportunities through Through our ongoing investment we have smart data pricing, the development of low-Emerging markets represent a significant built a strong platform of high quality cost smartphones and selective innovation opportunity for future growth. Almost all networks, a broad distribution reach in areas in which we can truly differentiate. of the 1.5 billion new mobile phone users and attractive add-on services, such by 20152 are expected to come from as mobile payments. emerging markets. Smartphones are also Progress: proving popular in emerging markets, and this Emerging markets represent our fastest is expected to continue. For example, In India, growing geographies. During the year service the number of smartphone users has grown * revenue increased by 8.4% , including: India already from 11 million in 2010 to 33 million * * * 2 10.7% , Turkey 17.3% and Ghana 24.2% . in 2012 . Access to energy Extending access to energy in remote regions without grid electricity enables more people to use our mobile services and brings wider social and environmental benefits. Our new solar-powered solution, ReadySet, is able to charge up to eight mobile phones per day and provide electric lighting, offering a greener and cheaper alternative to kerosene lamps. Entrepreneurs in Tanzania use ReadySet to earn around US$44 a month, while families in Kenya use M-Pesa to pay towards a similar system, M-Kopa, designed for home use. Notes: 1 Vodafone’s emerging markets comprise Vodacom, India, Egypt, Turkey, Ghana, Qatar and Fiji.

27	Vodafone Group Plc Annual Report 2013

Mobile penetration opportunity in emerging markets

Emerging markets represent the regions with the most potential for future mobile revenue growth driven in part by lower mobile penetration. For example 1.2 billion people live in India (the second most populated country in the world, after China) but only around two-thirds have a mobile phone, implying good potential future market growth.

The data opportunity in emerging markets

Extending our global presence with partner market agreements

Financial services in emerging markets

Our Vodafone money transfer service, M-Pesa, enables people in emerging markets, who have a mobile phone, but with limited or no access to a bank account, to send and receive money, top-up airtime and make bill payments. We now have just over 18.1 million active M-Pesa customers, up from 14.4 million a year ago, who transfer around £656 million per month. The service is now available in Kenya, Tanzania, South Africa, Afghanistan, Qatar, Fiji, the Democratic Republic of Congo and India.

M-Pesa is already a major contributor to our businesses in Kenya and Tanzania, accounting for about 18% and 14% of revenue respectively.

Looking forward we intend to extend the M-Pesa service to other emerging markets within the Vodafone footprint, and to expand the products and services available. For example in April 2013, India became the latest addition to our M-Pesa footprint. Following a successful trial, the service will be offered in a limited number of areas of the country and will be progressively rolled out nationwide. The opportunity in India is particularly attractive as some 700 million people do not have a bank account. Other new products, such as international money transfer, savings and loans, salary disbursements and access to insurance products have also been introduced in different markets.

30%
of our service revenue is from emerging markets.

£656m
transferred person-to-person each month over our M-Pesa money transfer service.

vodacom
M-PESA

M-Shwari, Mobile banking

Mobile penetration opportunity Financial services 30% in emerging markets in emerging markets Emerging markets represent the regions Our Vodafone money transfer service, M-Pesa, of our service revenue is from emerging markets. with the most potential for future mobile enables people in emerging markets, who have revenue growth driven in part by lower mobile a mobile phone, but with limited or no access 28% penetration. For example 1.2 billion people live to a bank account, to send and receive money, of our customers in emerging in India (the second most populated country top-up airtime and make bill payments. markets use data; compared to around in the world, after China) but only around two- We now have just over 18.1 million active 48% in Europe. thirds have a mobile phone, implying good M-Pesa customers, up from 14.4 million a year potential future market growth. ago, who transfer around Ł656 million per Ł656m month. The service is now available in Kenya, transferred person-to-person each month The data opportunity Tanzania, South Africa, Afghanistan, Qatar, Fiji, over our M-Pesa money transfer service. in emerging markets the Democratic Republic of Congo and India. For many people in emerging markets their M-Pesa is already a major contributor first internet experience has been on a mobile to our businesses in Kenya and Tanzania, device due to the lack of alternative fixed accounting for about 18% and 14% of line infrastructure, and we expect this revenue respectively. to be the case going forward. In South Africa Looking forward we intend to extend the mobile broadband accounts for around 80% M-Pesa service to other emerging markets of all broadband revenue including fixed. within the Vodafone footprint, and to expand The demand for data is expected to grow the products and services available. strongly as only around 28% of our customers For example in April 2013, India became in emerging markets currently use data the latest addition to our M-Pesa footprint. services, compared to around 48% in Europe. Following a successful trial, the service In India we have 37 million data customers, will be offered in a limited number of areas most of which are 2G data users mainly of the country and will be progressively rolled consuming services such as messaging, email out nationwide. The opportunity in India and internet browsing. Within this some three is particularly attractive as some 700 million million customers are 3G data users, stream people do not have a bank account. Other new videos and downloading more heavy content. products, such as international money transfer, During the year we launched 4G services savings and loans, salary disbursements and in South Africa. access to insurance products have also been introduced in different markets. Extending our global presence with partner market agreements We enter into partner market agreements with local mobile network operators in order to extend our global reach and better serve our global customers without the need for capital investment. Our partner markets community has grown rapidly to cover around 50 countries. During the year we established a partner agreement with Polkomtel in Poland and Zain Group, which extended our reach to Saudi Arabia, Bahrain, Kuwait, Jordan and Iraq. M-Shwari, Mobile banking M-Shwari is a revolutionary new paperless banking product for M-Pesa customers, delivered by our associate Safaricom, in partnership with the Commercial Bank of Africa. This was launched in Kenya in November 2012. M-Shwari enables customers to save and borrow directly via their phone, while earning interest on the money saved. At 31 March 2013, 1.2 million people were actively using the service in Kenya. M-Shwari builds on our successful M-Pesa money transfer service, which has 18.1 million active customers across the globe.

28	Vodafone Group Plc Annual Report 2013

Strategy (continued)

Enterprise 2015

Market context:
The core criteria our enterprise customers use when choosing a communications service provider are speed, simplicity, flexibility, cost and security. We are well placed to offer enterprise customers all of these through our mobile and fixed converged services, applications and secure solutions. Enterprises are expected to spend €78 billion in 2014 in areas where Vodafone provides its services: mobile voice, messaging, data and fixed line.[1]

Our enterprise customers range from small-office-home-office ('SoHo') businesses and small to medium-sized enterprises ('SME'), through to large domestic and multi-national corporates ('MNC').

Strengths:
Our broad geographic footprint allows us to offer customers cross border fixed and mobile converged solutions while realising scale benefits. Our recent purchase of CWW has augmented our ability to offer fully converged solutions and offer market-leading hosting capabilities in the UK.

Our enterprise business

Vodafone Global Enterprise
Vodafone Carrier Services
Machine-to-machine
Hosting and Cloud Services
Product Management
Channels and Sales Support
Local market Enterprise Business Units
Presence in 50 countries worldwide

Vodafone Global Enterprise ('VGE')

VGE serves the needs of Vodafone's largest MNC customers, serving around 1,700 customers representing 5.9 million connections, including an additional 200 customers from the integration of CWW.

MNCs demand a consistent multi-country offer from Vodafone across our global footprint. VGE simplifies operations for these customers by providing them with a single account and service team, a single contract, single pricing structures and a single portfolio of products and services. VGE has created a market-leading portfolio of managed mobility services providing capabilities such as spend management or device security in addition to providing the underlying connectivity and devices.

Vodafone Carrier Services

Vodafone Carrier Services was created in January 2013 to consolidate all the Group's carrier buying and selling into one dedicated unit to maximise efficiencies. The acquisition of CWW provided Vodafone with a market-leading carrier capability, and when augmented by existing Group capability gives Vodafone significant carrier scale. The Group carries nearly 28 billion minutes of international traffic annually, on a network of nearly 500,000 kilometres of submarine cable routes.

Machine-to-machine

M2M connections allow machines to communicate with one another through our network. It is our vision to transform lives and businesses by providing the most innovative M2M products and services for our customers. Smart metering, automotive and logistics are currently the key growth sectors, with the potential global market for M2M connectivity growing from US$5.7 billion in 2011 to US$12.0 billion by 2015[2]. We are now serving around 11.1 million M2M connections globally, up from 7.8 million last year.

An increasing number of global businesses are incorporating M2M communications into their core operations, leading to greater productivity, enhanced customer service, lower energy use and decreased carbon dioxide emissions. For more information on M2M visit our website at: m2m.vodafone.com.

Hosting and Cloud Services

Our new Hosting and Cloud Services include fully managed hosting solutions as well as cloud computing, co-location, server and website hosting, storage and security, and build on the capability acquired from CWW, allowing us to target a leading position in a rapidly growing market. The hosted services market in Western Europe is worth over an estimated €21 billion.

Vodafone Group Plc 28 Annual Report 2013 Strategy (continued) Enterprise2015 1 2 3 4 As enterprise customers embrace flexible and remote working to improve business efficiency, our fixed and mobile converged solutions and global footprint enable our customers to become more effective in their business operations. Our services enable our customers to make mobility a central part of the services they offer their own customers. Market context: Towards 2015: Strengths: The core criteria our enterprise customers use Our 2015 enterprise strategy is based on six Our broad geographic footprint allows when choosing a communications service pillars: accelerating our converged offers; us to offer customers cross border fixed and provider are speed, simplicity, flexibility, cost consolidating our lead in M2M; growing mobile converged solutions while realising and security. We are well placed to offer Vodafone Global Enterprise and our Carrier scale benefits. Our recent purchase of CWW enterprise customers all of these through Services businesses; leveraging our hosting has augmented our ability to offer fully our mobile and fixed converged services, capability; and offering cloud-based software converged solutions and offer market-leading applications and secure solutions. Enterprises as a service. hosting capabilities in the UK. are expected to spend €78 billion in 2014 Our enterprise customers range from small- Actions: in areas where Vodafone provides its services: 1 office-home-office (‘SoHo’) businesses and We have created a Group-wide enterprise mobile voice, messaging, data and fixed line. small to medium-sized enterprises (‘SME’), services organisation, following the through to large domestic and multi-national CWW acquisition. corporates (‘MNC’). Progress: Enterprise now represents 27% of Group service revenue. Across the Group we have over 32 million mobile enterprise customers accounting for around 8% of all customers. Our enterprise business Machine-to-machine M2M connections allow machines In conjunction with our acquisition of CWW and TelstraClear and to deliver our enterprise to communicate with one another through our strategy, we created a Group-wide enterprise services organisation on 1 January 2013. The unit network. It is our vision to transform lives and comprises four vertical business units, and two supporting units. businesses by providing the most innovative M2M products and services for our customers. Smart metering, automotive and logistics are Vodafone Vodafone Machine-to Hosting Product Channels Local Global Carrier -machine and Cloud Management and Sales market currently the key growth sectors, with the Enterprise Services Services Support Enterprise potential global market for M2M connectivity Business growing from US$5.7 billion in 2011 Units to US$12.0 billion by 20152. We are now Presence in 50 countries worldwide serving around 11.1 million M2M connections globally, up from 7.8 million last year. Vodafone Global Enterprise (‘VGE’) During the financial year VGE achieved An increasing number of global businesses are VGE serves the needs of Vodafone’s revenue of £1.7 billion, with growth of 5%*. incorporating M2M communications into their largest MNC customers, serving around core operations, leading to greater productivity, For more information on VGE visit our website 1,700 customers representing 5.9 million enhanced customer service, lower energy at: enterprise.vodafone.com. connections, including an additional use and decreased carbon dioxide emissions. 200 customers from the integration of CWW. Vodafone Carrier Services For more information on M2M visit our website Vodafone Carrier Services was created at: m2m.vodafone.com. MNCs demand a consistent multi-country in January 2013 to consolidate all the offer from Vodafone across our global Hosting and Cloud Services Group’s carrier buying and selling into one footprint. VGE simplifies operations for these Our new Hosting and Cloud Services dedicated unit to maximise efficiencies. customers by providing them with a single include fully managed hosting solutions The acquisition of CWW provided Vodafone account and service team, a single contract, as well as cloud computing, co-location, with a market-leading carrier capability, single pricing structures and a single portfolio server and website hosting, storage and and when augmented by existing Group of products and services. VGE has created security, and build on the capability acquired capability gives Vodafone significant carrier a market-leading portfolio of managed from CWW, allowing us to target a leading scale. The Group carries nearly 28 billion mobility services providing capabilities such position in a rapidly growing market. minutes of international traffic annually, as spend management or device security The hosted services market in Western on a network of nearly 500,000 kilometres in addition to providing the underlying Europe is worth over an estimated €21 billion, of submarine cable routes. connectivity and devices.

29	Vodafone Group Plc Annual Report 2013

The acquisition of Cable & Wireless Worldwide in July 2012

What was the rationale for the acquisition?

- To create the only integrated fixed and mobile player in the UK.
- To take advantage of CWW's UK 20,500 kilometres fibre network infrastructure which is within 100 metres of one-third of Vodafone's UK base stations, and the extensive international cable network assets spanning 425,000 kilometres.
- To drive significant synergies from the combined scale.

What are the financial implications and synergy benefits from this acquisition?

- We spent £1.3 billion to acquire the business.
- We expect integration costs of £500 million.
- We aim to deliver annual cash flow synergies of at least £150 to £200 million by the 2016 financial year.
- We aim to deliver operating free cash flow from the acquisition of £250 to £300 million in the 2016 financial year.

Cable&Wireless Worldwide

What are the network and product benefits from this acquisition?

What has been your experience so far?

- We have been realistic about the opportunities, investment requirements and risks for CWW.
- We have found the business is in better shape than expected and are stabilising its financial, operational and customer performance.
- We have accelerated the integration plan by forming a single integrated organisation and rebranded as Vodafone.
- Initial synergies have been realised through initiatives such as removal of corporate overheads, utilising Vodafone's scale for procurement and are in the process of transferring Vodafone's traffic onto CWW's network.

Services that support SMEs

Irish Farm Computers, a software business based in County Meath, creates software solutions for farming businesses. It's a small, highly personal business that relies on Vodafone One Net to manage incoming calls. "The flexibility enables a far more professional approach to business, and our customer feedback has been excellent," says their operations manager.

and the estimated compound annual growth rate is over 14% from 2011 to 2016[3]. Vodafone's Hosting and Cloud business generated revenue of £213 million in the 2013 financial year.

With a large portfolio of UK data centres and cloud-based hosting capabilities, we are well placed to capitalise on the growing technology and procurement link between hosting, cloud and connectivity. Vodafone will look to expand and deepen its hosting offer to all segments over the coming year.

Supporting units

The two supporting units within Group Enterprise, Product Management and Channels and Sales Support, will drive scale, consistency and excellence across the Group in sales; product management and development; and operational delivery; in order to sustain efficiencies and ensure customer service and experience is consistent irrespective of customer scale or location.

Enterprise convergence

- "Always on" is expected and demanded by customers: 78% of small firms agreed an instant response is the top factor in maintaining a competitive edge and 40% of small firms surveyed said customers expect a response to a social media query in under an hour[4].
- Streamlining fixed and mobile communications can help businesses save money, boost productivity and increase responsiveness to customer needs.

Vodafone One Net offers customers a single telephone number which rings on both their fixed desk-phone and mobile handset. Vodafone One Net users have complete control over where and when they take their calls. As a result we help improve business efficiency, flexibility and cost control. Vodafone One Net users generate higher revenue and have lower churn than mobile-only customers. At the end of the year, we had around 3.0 million Vodafone One Net customers across ten markets.

Enterprise mobile data

Vodafone's device management solutions help customers manage the rapidly increasing number of mobile devices used in their business, such as smartphones and tablets. Our reliable and secure data networks allow our customers to make full use of the mobile internet for business. Enterprise data revenue grew 10.0%* this year driven by smartphone penetration of around 48% in Europe, as the use of the internet on smartphones has increased.

Vodafone's unique global footprint

Our global scale was key to ThyssenKrupp selecting us to provide 60,000 mobile voice and data connections across 30 countries and 50,000 M2M connections to aid remote management of their industrial products. This contract is able to meet ThyssenKrupp's specific needs, and offers excellent value for money and worldwide service management from one source.

The acquisition of Cable & Wireless Worldwide in July 2012 What was the rationale for the What are the network and product acquisition? benefits from this acquisition? a To create the only integrated fixed and mobile player a CWW’s UK base station backhaul circuits and the in the UK. migration of Vodafone traffic onto CWW’s international cable network enable us to reduce third-party a To take advantage of CWW’s UK 20,500 kilometres wholesale payments and will help support the launch fibre network infrastructure which is within 100 of 4G services. metres of one-third of Vodafone’s UK base stations, and the extensive international cable network assets a Rationalisation of the combined Vodafone and CWW spanning 425,000 kilometres. enterprise product set aids procurement savings across network and IT services. Over 60% of products a To drive significant synergies from the will be retired or merged to deliver a simpler and more combined scale. customer focused portfolio. What are the financial implications and What has been your experience so far? synergy benefits from this acquisition? a We have been realistic about the opportunities, a We spent Ł1.3 billion to acquire the business. investment requirements and risks for CWW. a We expect integration costs of Ł500 million. a We have found the business is in better shape than a We aim to deliver annual cash flow synergies expected and are stabilising its financial, operational of at least Ł150 to Ł200 million by the 2016 and customer performance . financial year. a We have accelerated the integration plan by forming a We aim to deliver operating free cash flow from a single integrated organisation and rebranded Services that support SMEs the acquisition of Ł250 to Ł300 million in the 2016 as Vodafone. Irish Farm Computers, a software business based in financial year. County Meath, creates software solutions for farming a Initial synergies have been realised through initiatives businesses. It’s a small, highly personal business that such as removal of corporate overheads, utilising relies on Vodafone One Net to manage incoming Vodafone’s scale for procurement and are in the calls. “The flexibility enables a far more professional process of transferring Vodafone’s traffic onto approach to business, and our customer feedback has CWW’s network. been excellent,” says their operations manager. and the estimated compound annual Enterprise convergence Enterprise mobile data growth rate is over 14% from 2011 to 20163. As enterprise customers embrace flexible Vodafone’s device management solutions Vodafone’s Hosting and Cloud business and remote working to improve business help customers manage the rapidly increasing generated revenue of Ł213 million in the 2013 efficiency, so Vodafone’s fixed and mobile number of mobile devices used in their financial year. converged solutions are increasingly vital business, such as smartphones and tablets. With a large portfolio of UK data centres and to our customers’ business operations: Our reliable and secure data networks allow cloud-based hosting capabilities, we are well our customers to make full use of the mobile placed to capitalise on the growing technology a “Always on” is expected and demanded internet for business. Enterprise data revenue and procurement link between hosting, cloud by customers: 78% of small firms agreed grew 10.0%* this year driven by smartphone and connectivity. Vodafone will look to expand an instant response is the top factor penetration of around 48% in Europe, and deepen its hosting offer to all segments in maintaining a competitive edge and 40% as the use of the internet on smartphones over the coming year. of small firms surveyed said customers has increased. expect a response to a social media query Supporting units in under an hour4. The two supporting units within Group Enterprise, Product Management and a Streamlining fixed and mobile Channels and Sales Support, will drive communications can help businesses save scale, consistency and excellence across money, boost productivity and increase the Group in sales; product management responsiveness to customer needs. and development; and operational delivery; Vodafone One Net offers customers a single in order to sustain efficiencies and ensure telephone number which rings on both customer service and experience is consistent their fixed desk-phone and mobile handset. irrespective of customer scale or location. Vodafone One Net users have complete control over where and when they take their calls. As a result we help improve business Vodafone’s unique global footprint efficiency, flexibility and cost control. Vodafone Our global scale was key to ThyssenKrupp selecting One Net users generate higher revenue and us to provide 60,000 mobile voice and data Notes: have lower churn than mobile-only customers. connections across 30 countries and 50,000 M2M 1 Sourced from IDC and Vodafone estimates. At the end of the year, we had around connections to aid remote management of their 2 Analysys Mason report M2M device connections, revenue and ARPU: worldwide forecast 2011–2021 (May 2012) and includes 3.0 million Vodafone One Net customers industrial products. This contract is able to meet connectivity-related segments of the M2M value chain, such across ten markets. ThyssenKrupp’s specific needs, and offers excellent as M2M hardware and M2M application service. value for money and worldwide service management 3 Vodafone report commissioned by McKinsey. 4 Vodafone working smarter to succeed report, 2011 and from one source. Vodafone’s critical response time index, 2010.

30	Vodafone Group Plc Annual Report 2013

Vodafone Group Plc 30 Annual Report 2013 Strategy (continued) Network2015 1 2 3 4 We aim to have a great mobile network in all of the markets in which we operate, supported by leading IT systems. This means giving our customers far-reaching voice and data coverage, a very reliable connection, and increasing speeds and data capacity. Market context: Towards 2015: Strengths: The industry is seeing increasing demand Our network strategy continues to focus We have nearly 250,000 base station sites towards data services such as watching on supporting higher speed data in both transmitting wireless signals – making us one videos on the web and internet browsing. mature and emerging markets, and delivering of the largest mobile operators in the world. This trend is being driven by a number of a consistently excellent data experience factors including the increased take-up of Actions: to our customers through the widespread high powered smartphones and an increased We are consistently investing around deployment of 3G and 4G capability and choice of apps for business and social use. £6 billion a year to deliver a high quality high capacity backhaul and high speed fixed As a result data traffic increased by more than mobile and fixed data experience for access. We will continue our consistent level 53% over the last year and data now accounts our customers. of investment so that Vodafone customers for 73% of the total traffic on our network. can be assured of a video-standard data Progress: Against this background our Network 2015 service across our footprint in Europe and We now have 42% of our Europe 3G footprint strategy is designed to ensure the readiness we can successfully manage the high growth which can deliver peak downlink speeds and capability of our network for the future in data volumes anticipated. We will also of 43.2 Mbps (up from 15% last year) which for both consumer and enterprise and for continue to maintain the broad and deep at least doubles the average data speed with fixed and mobile services. network quality for our standard voice and a 43.2 Mbps capable smartphone. text services. Future proofing our IT infrastructure Vodafone’s five main data centres that host our IT systems, three in Europe, and one each in Africa and India, are linked together to form an internal ‘Cloud’. The servers within these centres use virtualisation technology to more effectively run multiple applications to enable customer services, such as M2M platforms, to be provisioned and scaled up very quickly and easily. It also provides the flexibility to run services for The leading Vodacom South Africa network any market from any centre, within regulatory limits. Within Europe, data is backed- Our superior network in South Africa enables us to provide a leading overall up from one centre in one country to another, to provide business continuity and customer and broadband experience. We have just over 9,400 base station sites, additional resilience. significantly ahead of our main competitor in the country. We were the first operator in South Africa to launch 4G services in October 2012. We have renewed around 77% of our 2G network and about 74% of our 3G network to date. We have also progressed well with the implementation of our own self-built fibre and microwave and 65% of our base station sites now utilise high capacity backhaul.

31	Vodafone Group Plc Annual Report 2013

Strong network reach

As demand for mobile services moves from voice and text to data we have been investing to build a superior data network. Our data network now covers 91% of the European population, and we are aiming to reach 95% coverage by 2015 – nearly on a par with our voice coverage.

At the same time, smartphones are only going to get faster, so we are constantly upgrading our networks to support these future speed demands. Today, we provide base-level theoretical speeds of 14.4 Mbps across 98% of our 3G network, typically giving customers actual speeds of 2 to 3 Mbps – more than enough to stream video or music, for example.

4G

UK 4G is nearly here

73%

91%

one trillion

minutes of calls were carried and more than 330 petabytes of data were sent across our networks – enough data for 4.4 trillion emails.

4G technology

To maximise the potential of 4G, we have invested £7.9 billion in spectrum in the last four years. Much of this spectrum is in the very valuable, low frequency 800 MHz band, which allows much broader coverage, and much better in-building connectivity, than higher frequencies used in wireless networks.

We now have 4G services in seven countries (Germany, Portugal, Italy, Romania, South Africa, Greece and New Zealand). We are also preparing for 4G launches in the UK, Spain, Australia and the Netherlands in the 2014 financial year.

Future proofing our network infrastructure

Technological innovation

Recently we have been changing the way we use spectrum to improve data coverage. By moving 3G data traffic from its traditional spectrum band (2.1 MHz) down to the 900 MHz band – a process known as "re-farming" – we can significantly improve our data coverage and in-building reception, and we have done this in ten markets.

Fixed network

In addition to our mobile businesses, we also provide fixed broadband and calls in 16 markets. We have started to modernise our fixed networks to deliver much higher data speeds to the home, through a combination of upgrades to traditional copper lines and the introduction of the latest fibre technology.

Elsewhere we are securing wholesale access to third-party fibre networks. In Germany we have announced a next-generation access agreement with Deutsche Telekom. In Italy we have an agreement with Metroweb to lease their fibre in Milan. In New Zealand we are interconnecting with a government fibre initiative called Ultra Fast Broadband, in Qatar we interconnect with Qatari National Broadband Networks and in the Netherlands we are accessing KPN's fibre network allowing us to cover 20% of homes.

Vodafone, the most preferred operator in Turkey

Strong network reach 4G technology Fixed network As demand for mobile services moves from We are beginning to build 4G (or LTE) networks, In addition to our mobile businesses, we also voice and text to data we have been investing which will at least double the data speeds provide fixed broadband and calls in 16 to build a superior data network. Our data achievable over our 43.2 Mbps footprint. It will markets. We have started to modernise our network now covers 91% of the European also give us significant additional capacity, fixed networks to deliver much higher data population, and we are aiming to reach 95% allowing us to stay ahead of the significant speeds to the home, through a combination coverage by 2015 – nearly on a par with our growth in data traffic that we forecast. We aim of upgrades to traditional copper lines and the voice coverage. to upgrade 40% of our coverage in our five introduction of the latest fibre technology. main European markets to 4G by March 2015. At the same time, smartphones are only going In Spain we are upgrading copper lines. to get faster, so we are constantly upgrading To maximise the potential of 4G, we have In Portugal, we are extending our fibre our networks to support these future speed invested Ł7.9 billion in spectrum in the last network, and in New Zealand, the acquisition demands. Today, we provide base-level four years. Much of this spectrum is in the very of TelstraClear gives us a high speed fixed theoretical speeds of 14.4 Mbps across 98% valuable, low frequency 800 MHz band, which network. We have also announced plans of our 3G network, typically giving customers allows much broader coverage, and much in conjunction with Orange in Spain to build actual speeds of 2 to 3 Mbps – more than better in-building connectivity, than higher a fibre network which will pass 40% of homes enough to stream video or music, for example. frequencies used in wireless networks. by 2017. The next goal is to deliver another significant We now have 4G services in seven countries Elsewhere we are securing wholesale access step up in the customer experience, with the (Germany, Portugal, Italy, Romania, South to third-party fibre networks. In Germany move to peak speeds of 43.2 Mbps across Africa, Greece and New Zealand). We are also we have announced a next-generation much of our European 3G network. We are preparing for 4G launches in the UK, Spain, access agreement with Deutsche Telekom. aiming to upgrade 80% of the 3G footprint Australia and the Netherlands in the 2014 In Italy we have an agreement with Metroweb in our five major European markets to this financial year. to lease their fibre in Milan. In New Zealand level by March 2015. For customers with we are interconnecting with a government the latest smartphones, this will more than Future proofing our fibre initiative called Ultra Fast Broadband, double the speed they are currently enjoying, network infrastructure in Qatar we interconnect with Qatari National and allow them to view video in high definition, Broadband Networks and in the Netherlands We are well prepared for rapid growth in data for example. we are accessing KPN’s fibre network allowing traffic and a fast, but cost-effective, roll-out us to cover 20% of homes. of 4G services. At our base stations we are consolidating equipment across several technologies, including 4G, into a platform called “single RAN” – allowing us to reduce capex and operating costs. We have already upgraded over half our European sites to single RAN. We are also increasing capacity in our backhaul – the link between our base stations and our nationwide core networks. 57% of our European backhaul footprint is now capable UK 4G is nearly here of handling one gigabit per second – which In February we successfully bid Ł803 million in the is more than even the busiest base station UK spectrum auction for crucial low frequency (800 at full capacity will require based on current MHz) spectrum as well as more higher-frequency spectrum to boost our existing network. 800 MHz technologies and projections. spectrum is great for transmitting a stronger, more reliable signal and one that works well indoors. We Technological innovation expect to launch our ultra-fast 4G service later this year. The roll out of our 4G service is all part of around We are always looking for ways of innovating Ł1.6 million we invest every single day in the UK on in our network to improve our customers’ our network to bring our customers coverage where experience. it matters. Recently we have been changing the way we use spectrum to improve data coverage. Vodafone, the most preferred 73% By moving 3G data traffic from its traditional operator in Turkey spectrum band (2.1 MHz) down to the 900 of the traffic on our network is due to data Over the last 12 months the Turkish network has services such as video, email and internet MHz band – a process known as “re-farming” – been enhanced with the modernisation of nearly browsing on a mobile device. we can significantly improve our data coverage 1,100 legacy 2G sites with the latest single RAN and in-building reception, and we have done hardware and the implementation of around 1,200 91% this in ten markets. and 2,500 new 2G and 3G sites respectively. We have of the European population where attained the number one position in independent we operate is covered by our 3G network. benchmark tests for data transfer speeds. Vodafone is the first telecommunications firm in Turkey to be awarded the BS25999 certification for business one trillion continuity, underlining our commitment to reliable communication services for our customers. As a minutes of calls were carried and more result of our actions we are now seen as the preferred than 330 petabytes of data were sent operator in Turkey measured by benchmark net across our networks – enough data for promoter scores. 4.4 trillion emails.

32	Vodafone Group Plc Annual Report 2013

Vodafone Group Plc 32 Annual Report 2013 Strategy (continued) Operations2015 1 2 3 4 We are using the benefits of our global reach and scale to standardise and simplify the way we do business across the Group. This will both improve cost efficiency and reduce the time to launch new services and products to our customers. Market context: Towards 2015: Strengths: Against a background of challenging Over the next three years we will simplify Vodafone is one of the world’s largest mobile economic, regulatory and competitive further our business processes both across companies. Our scale enables us to secure pressures, in our European markets and within countries, eliminating legacy considerable unit costs savings through in particular, we are taking a number structures, reducing non customer-facing various measures including bulk purchasing, of actions to improve operating efficiency costs and moving towards more standardised standardisation of processes and transferring and reduce unnecessary processes and offerings. This will enable us to maximise the activities to lower cost locations within costs. We are also experiencing a trend benefits of our scale and share commercial, the Group. towards greater data usage, which requires technical and support functions across Actions: us to reconfigure our IT systems and geographies in Europe, and to speed We are targeting an absolute reduction standardise operating practices to support up and co-ordinate our time to market in European operating expenses (‘opex’) from new pricing plans and new data centric for new propositions and services. We see cost saving programmes of £0.3 billion in the services such as mobile payments and a significant opportunity in unifying network 2014 financial year. M2M solutions. and IT management across multiple markets, in further centralising and standardising Progress: functions and processes, and in offshoring Over the last three years we have reduced ions to shared service the absolute European opex base by some £0.3 billion, which has been used in part to offset inflationary pressures or cope with the volume of extra traffic on our networks. Vodafone and Telefónica UK (O2) network collaboration Together with Telefónica UK we have started a collaboration to operate and manage jointly a single network grid in the UK that will run two competing nationwide mobile internet and voice networks. These networks will be able to offer indoor 2G and 3G coverage targeting 98% of the UK population by 2015, delivering mobile 10.4% voice coverage and mobile internet services to the vast majority of UK households. represents our supply chain saving We also intend to offer indoor 4G coverage targeting 98% of the UK population at as a share of controlled spend during the speeds of at least 2Mbps by 2015. year, which exceeded the Hackett world class benchmark of 7.6%. >69% of the new radio sites deployed across the Group were shared with other mobile operators, which reduces the cost of renting or building new sites.

33	Vodafone Group Plc Annual Report 2013

Business Additional Vodafone Group Plc Overview review Performance Governance Financials information 33 Annual Report 2013 We are taking a number of steps across the Unifying IT management Group to improve our cost efficiency and We are progressing well in decommissioning, simplify our processes: with over 100 legacy IT applications during the 2013 financial year. In addition, common Cost efficiency customer operations processes are being Over 69% of the new radio sites deployed progressively deployed throughout the Group, across the Group during the year were shared which are supported by a single set of tightly with other mobile operators, which reduces integrated IT applications. These actions are the cost of renting or building new sites and expected to both reduce costs and improve reduces the environmental impact. the time to market for new offers such as mobile commerce services. During the financial year we commenced a UK network sharing agreement with O2 and We have developed one integrated data centre we are targeting 18,500 sites to be shared cloud across Europe and Africa and are well by 2015. In Ireland, we have entered into underway to extending it to Asia this year a site sharing agreement with Three Ireland, which enables us to operate highly resilient targeting 2,000 shared sites by 2015. services and to be faster to market with our new services. With a clear focus on driving greater standardisation and simplification, we are optimising the supplier base across our Centralising and standardising operations. In India for example, following functions and processes supplier segmentation exercises and a rigorous Our central purchasing function, the Vodafone drive to improve operational efficiencies, Procurement Company (the ‘VPC’) we rationalised our supplier base by about in Luxembourg, consolidates spend across M2M solutions for energy savings Applying our M2M solutions to monitor energy at our 75% over the last two years. our global operations allowing us to leverage network sites, offices, retail premises and data centres scale, and achieve better prices and terms has allowed us to optimise energy consumption, Unifying network management and conditions. During the financial year the procure competitively and reduce our carbon spend managed through the VPC increased footprint. This has delivered savings over the last During the year we reduced the number of network engineering teams in Europe to €6.9 billion up from €5.3 billion in the 2012 two years of about 25% across 11 European markets winning us recognition at the European Supply Chain from 13 individual country teams to four financial year. Excellence Awards 2012. consolidated teams. We also consolidated our network operations centres, which provide In addition we continue to centralise service level monitoring in Europe, to two from procurement of software and licences, which 13. In India, the 12 separate regional network is anticipated to generate around Ł100 million operations centres have been consolidated of cost benefits over the next three years. into one single centre in Pune. Shared service centres of expertise We use shared service centres in Hungary, India and Egypt to provide financial, administrative, IT, customer operations and human resource services for our operations in over 30 countries which helps us to standardise and optimise the way we run our businesses. The number of shared centre employees has increased from 6,000 in 2012 by nearly 30% to over 7,800 by 31 March 2013, and we are targeting around 10,500 by March 2014. >7,800 of our employees are now in four low cost, high skill locations, to provide shared services for the Group. Modernising the UK business In the UK we are introducing a simplified organisation and enhancing our IT systems in order to improve our customers’ experience of interacting with Vodafone. This will, for example, enable the UK business to reduce the number of different price plans from 5,000 to just 500. Additionally we will be able to better integrate the various routes our customers use to interact with us – retail shops, online, call centres and mobile devices – to make it easier for customers to order online and pick up in store.

34	Vodafone Group Plc Annual Report 2013

Our people

Our people are integral to our success

Employee engagement

In October 2012, we carried out our eighth annual global people survey – and 90% of our people responded. The survey measures employees' level of engagement – a combination of pride, loyalty and motivation. We increased our overall employee engagement score by 1 point to 78 and remain amongst other high performing global organisations.

Open and regular communication is fundamental to employee engagement. In 2012, we launched the Vodafone Hub, our new intranet site, which aims to promote engagement with a social networking feature, Vodafone Circle, and a video channel, Tube, which enables employees to upload videos that share best practice across the business. Group and local market Chief Executives also communicate regularly with employees through a number of media, including webinars and videos.

The Vodafone Way

In 2011, we introduced The Vodafone Way: a framework which defines how we operate, with speed, simplicity and trust, and how we deliver to our customers: being customer obsessed, innovation hungry, ambitious and competitive and acting as one company, with local roots. We continue to embed this framework, reinforcing the leadership skills and habits required to bring The Vodafone Way into daily business reality to deliver our Vodafone 2015 strategy.

The Vodafone Way is part of employees' performance objectives and defines a consistent way of working to help us strengthen our position as an admired company in the eyes of our customers, shareholders and employees.

Being an admired company is not just about our performance and achievements, it's also about acting in a responsible, ethical and lawful way. In 2012, we launched our revised Code of Conduct which sets out our business principles. All employees and contractors have a duty to report any suspected breaches of our Code of Conduct through our "Speak Up" process. Along with existing web reporting, we launched a global telephone hotline for employees and third parties to report concerns on code of conduct issues.

Employment policies and employee relations

Our employment policies are developed to reflect local legal, cultural and employment requirements. We aim to be recognised as an employer of choice and therefore seek to maintain high standards and good employee relations wherever we operate.

We believe that diversity plays an important role in a successful business. Our Group-wide diversity and inclusion strategy outlines our commitment to creating an inclusive work environment which respects, values, celebrates and makes the most of the individual differences our people bring to Vodafone. Key to this is our recognition of diversity as a business asset that fosters innovation and helps us better understand and meet the needs of our customers.

We do not condone unfair treatment of any kind and offer equal opportunities in all aspects of employment and advancement regardless of race, nationality, gender, age, marital status, sexual orientation, disability, religious or political beliefs. This also applies to agency workers, the self-employed and contract workers who work for us. In our latest people survey, 89% of employees agreed that Vodafone treats people fairly, regardless of their gender, background, age or beliefs.

Organisation effectiveness

We employed over 91,000[1] people worldwide during the year. Headcount additions related to our acquisitions of CWW in the UK and TelstraClear in New Zealand were partly offset by reductions in Europe. We have implemented a new regional structure in Europe and a new enterprise division across Vodafone worldwide. Our strategic acquisitions strengthen our capabilities in enterprise and to help us in our goal to become a total communications company.

We are also continuing to drive efficiency and simplification in our organisation through headcount management, appropriate organisation structures and the continued drive to move transactional and back office activities to shared services teams.

Diversity is the key to a successful business

Vodafone Group Plc 34 Annual Report 2013 Our people Our people are integral to our success With over 91,0001 employees in over 30 countries, we have a wealth of international talent to draw from. We continue to develop our people to meet the requirements of our business and our employee engagement continues to be amongst the highest in the industry. Employee engagement Being an admired company is not just about Organisation effectiveness our performance and achievements, it’s also 1 In October 2012, we carried out our eighth We employed over 91,000 people about acting in a responsible, ethical and annual global people survey – and 90% of our worldwide during the year. Headcount lawful way. In 2012, we launched our revised people responded. The survey measures additions related to our acquisitions Code of Conduct which sets out our business employees’ level of engagement – of CWW in the UK and TelstraClear in New principles. All employees and contractors a combination of pride, loyalty and motivation Zealand were partly offset by reductions have a duty to report any suspected breaches We increased our overall employee in Europe. We have implemented of our Code of Conduct through our “Speak engagement score by 1 point to 78 and a new regional structure in Europe and Up” process. Along with existing web reporting, remain amongst other high performing a new enterprise division across Vodafone we launched a global telephone hotline global organisations. worldwide. Our strategic acquisitions for employees and third parties to report strengthen our capabilities in enterprise Open and regular communication is concerns on code of conduct issues. and to help us in our goal to become a total fundamental to employee engagement. communications company. In 2012, we launched the Vodafone Hub, Employment policies and our new intranet site, which aims to promote employee relations We are also continuing to drive efficiency and engagement with a social networking feature, simplification in our organisation through Our employment policies are developed Vodafone Circle, and a video channel, Tube, headcount management, appropriate to reflect local legal, cultural and employment which enables employees to upload videos organisation structures and the continued requirements. We aim to be recognised that share best practice across the business. drive to move transactional and back office as an employer of choice and therefore Group and local market Chief Executives activities to shared services teams. seek to maintain high standards and good also communicate regularly with employees employee relations wherever we operate. through a number of media, including webinars and videos. We believe that diversity plays an important role in a successful business. Our Group-wide The Vodafone Way diversity and inclusion strategy outlines In 2011, we introduced The Vodafone Way: our commitment to creating an inclusive a framework which defines how we operate, work environment which respects, with speed, simplicity and trust, and how values, celebrates and makes the most we deliver to our customers: being customer of the individual differences our people bring obsessed, innovation hungry, ambitious and to Vodafone. Key to this is our recognition competitive and acting as one company, of diversity as a business asset that fosters with local roots. We continue to embed this innovation and helps us better understand and framework, reinforcing the leadership skills meet the needs of our customers. and habits required to bring The Vodafone We do not condone unfair treatment of any Way into daily business reality to deliver our kind and offer equal opportunities in all Vodafone 2015 strategy. aspects of employment and advancement The Vodafone Way is part of employees’ regardless of race, nationality, gender, age, performance objectives and defines marital status, sexual orientation, disability, religious or political beliefs. This also applies Diversity is the key a consistent way of working to help to agency workers, the self-employed and to a successful business us strengthen our position as an admired contract workers who work for us. In our latest We value all types of diversity, but one global focus is company in the eyes of our customers, on gender balance within teams and at all levels of shareholders and employees. people survey, 89% of employees agreed the business. To understand and strengthen our that Vodafone treats people fairly, regardless female talent pipeline, we analyse the proportion of of their gender, background, age or beliefs. men and women in promotions, new hires and leavers Note: 1 Represents the average number of employees in our controlled and through our talent management dashboard. jointly controlled markets during the year.

35	Vodafone Group Plc Annual Report 2013

Talent and capability development

- Our global graduate programme, Discover, continued to bring the best graduates into our local markets, with around 470 top University recruits this year. In addition, we partnered with ten leading MBA schools in Europe, the US, Africa and India to recruit MBA graduates for key management roles.
- We continued to encourage international assignments in our talent pipeline and introduced the Columbus programme designed for the top 5% of our graduate recruits to gain international experience two years after joining Vodafone.
- For the past five years we have been developing our next generation of leaders through Inspire, an 18 month programme for high potential managers. Since its inception, 200 high potential managers from over 26 countries joined the programme, attending leadership development workshops, leading business challenges, and receiving coaching sessions and mentoring from senior leaders.

We are committed to helping our people perform at their best and achieve their full potential through ongoing training and development. Our people review and agree development objectives during their annual performance dialogue with their manager and are encouraged to learn proactively through easily accessible online resources, on-the-job learning and mentoring.

During the year we invested over £34 million in training programmes. Our global academies in marketing, technology, human resources and finance enable people to develop the critical skills they need to work in particular functions. We work with leading business schools and accredited external providers to develop and deliver the training, most of which is online. More than 33,000 people have used our academies, completing over 12,000 online and instructor-led courses. We focused on developing our customer facing capabilities by launching global training and certification programmes in retail and enterprise sales. We also focused on building people manager skills through mentoring and targeted learning interventions. Our new global learning management system enables more training to be delivered online and on demand, supporting individuals to manage their own development.

Health and safety

By focusing on controlling our top five risks, we are creating a safe place to work, and this is evidenced by fewer fatalities and fewer high-potential incidents. Although we have seen significant reductions in incidents and related fatalities year-on-year, we greatly regret to report that 13 people died while undertaking work on behalf of Vodafone businesses around the world. Vehicle related incidents involving subcontractors in emerging markets remains our main cause of fatalities and we are addressing this through several interventions in local markets. Safety culture in Vodafone continues to mature with the results of last year's people survey showing that 87% of employees believe that our Absolute Rules for safety are taken seriously.

Performance, reward and recognition

In 2013, we maintained our consistent approach to rewarding our people, based on their performance, potential and contribution to the success of the business. We benchmark roles regularly on a total compensation basis to support our aim to provide competitive and fair rates of pay and benefits in every country where we operate. We also offer competitive retirement and other benefit provisions which vary depending on conditions and practices in local markets.

Global short-term incentive plans are offered to a large percentage of employees and global long-term incentive plans are offered to our senior managers. Individual and company performance measures are attached to these plans which give employees the opportunity to achieve upside for exceptional performance as well as ensuring that as a business we do not reward failure.

Employees by location 2013

Spain: 5%
Italy: 6%
Vodacom: 8%
UK: 9%
Germany: 12%
India: 13%
Other:[1] 47%

Number of employees[2]

2011
83,862
2012
86,373
2013
91,272

Nationalities in top senior leadership team roles

2011
29
2012
25
2013
26

Women in top senior leadership team roles

2011
17%
2012
19%
2013
20%

Employee turnover rates[3]

2011
15%
2012
15%
2013
16%

Talent and capability development Health and safety Employees by location 2013 During the year we strengthened our senior We know from experience that failing to follow Spain: 5% leadership team, with 61% of the vacancies basic health and safety standards can lead Italy: 6% Other:1 47% Vodacom: being filled by internal talent, up from 31% to our employees, the people we work with 8% two years ago. and the people exposed to our activities being seriously injured or killed. As part UK: 9% a Our global graduate programme, Discover, of our health and safety strategy we have continued to bring the best graduates into developed a set of Absolute Rules to focus our local markets, with around 470 top attention on common causes of fatalities and University recruits this year. In addition, Germany: serious injury. 12% we partnered with ten leading MBA schools in Europe, the US, Africa and India to recruit By focusing on controlling our top five risks, India: 13% MBA graduates for key management roles. we are creating a safe place to work, and this is evidenced by fewer fatalities and fewer 2 a We continued to encourage international Number of employees high-potential incidents. Although we have assignments in our talent pipeline and seen significant reductions in incidents and introduced the Columbus programme 2011 83,862 related fatalities year-on-year, we greatly designed for the top 5% of our graduate regret to report that 13 people died while 2012 86,373 recruits to gain international experience undertaking work on behalf of Vodafone two years after joining Vodafone. businesses around the world. Vehicle related 2013 91,272 a For the past five years we have been incidents involving subcontractors in emerging developing our next generation markets remains our main cause of fatalities of leaders through Inspire, an 18 month and we are addressing this through several Nationalities in top senior programme for high potential managers. interventions in local markets. Safety culture leadership team roles Since its inception, 200 high potential in Vodafone continues to mature with the managers from over 26 countries joined results of last year’s people survey showing 2011 29 the programme, attending leadership that 87% of employees believe that our development workshops, leading business Absolute Rules for safety are taken seriously. 2012 25 challenges, and receiving coaching sessions 2013 26 and mentoring from senior leaders. Performance, reward We are committed to helping our people and recognition perform at their best and achieve their full In 2013, we maintained our consistent Women in top senior potential through ongoing training and approach to rewarding our people, leadership team roles development. Our people review and agree based on their performance, potential development objectives during their annual and contribution to the success of the 2011 17% performance dialogue with their manager and business. We benchmark roles regularly are encouraged to learn proactively through on a total compensation basis to support 2012 19% easily accessible online resources, on-the-job our aim to provide competitive and fair 2013 20% learning and mentoring. rates of pay and benefits in every country where we operate. We also offer competitive During the year we invested over Ł34 million retirement and other benefit provisions Employee turnover rates3 in training programmes. Our global academies which vary depending on conditions and in marketing, technology, human resources practices in local markets. 2011 15% and finance enable people to develop the critical skills they need to work in particular Global short-term incentive plans are offered to a large percentage of employees 2012 15% functions. We work with leading business schools and accredited external providers and global long-term incentive plans are 2013 16% to develop and deliver the training, most offered to our senior managers. Individual of which is online. More than 33,000 people and company performance measures are Notes: have used our academies, completing over attached to these plans which give employees 1 Includes CWW. See page 102 for more information. 12,000 online and instructor-led courses. the opportunity to achieve upside for 2 Represents the average number of employees in our controlled and jointly controlled markets during the year. We focused on developing our customer exceptional performance as well as ensuring 3 Represents the average number of employees in our controlled and facing capabilities by launching global training that as a business we do not reward failure. jointly controlled markets during the year and excludes CWW. and certification programmes in retail and An ownership mentality is a cornerstone enterprise sales. We also focused on building of our reward strategy and senior executives people manager skills through mentoring are expected to build up and maintain and targeted learning interventions. Our new a significant holding in Vodafone shares global learning management system enables within a few years of joining the Company. more training to be delivered online and on demand, supporting individuals to manage their own development.

36	Vodafone Group Plc Annual Report 2013

Sustainable business

Improving lives around the world

Connected Worker research

Our Connected Worker research, explores how mobile technology can be used to make organisations more productive and efficient, while improving the quality of life for workers in emerging markets. Findings across 12 markets highlight the potential for six workforce management solutions to boost workers' livelihoods by US$7.7 billion by 2020, while enabling a further US$30.6 billion in commercial benefits to organisations, through improved productivity.

The global footprint of our telecoms network, our significant presence in emerging markets and our long track record as an innovator in mobile communications, enable us to make an important contribution to socio-economic development. This is underpinned by our strong commitment to operating responsibly and ethically.

Our consumers and government and enterprise customers face significant challenges, ranging from food shortages and ageing populations, to lack of access to communications and financial services. Mobile technology has become a vital tool for improving people's livelihoods and quality of life.

Delivering transformational services

A 2012 report by Deloitte and the GSMA found that a 10% expansion in mobile penetration leads to a 4.2% increase in economic productivity in emerging markets. As 68% of our customers live in these markets, our efforts to extend the coverage of our networks creates tangible socio-economic benefits, while simultaneously building our customer base.

We continue to explore new market opportunities to bring further sustainable benefits to societies through new partnerships and the development of products and services that focus on: agriculture, education, finance, health, low carbon products and services and smart working.

Building up to commercial scale

Our aim is to create commercially viable services that can be scaled up and rolled out across different markets, adding value for customers, commercial partners, our business and society. Our mobile money transfer solution, M-Pesa, and our M2M platforms are already well established, and work continues to extend their positive impacts.

Vodafone's M2M solutions connect machines to the internet, transforming them into intelligent devices that exchange real time information. This opens up new possibilities for how businesses are run, as well as the opportunity to reduce running costs and carbon emissions.

In 2013, we continued to establish Vodafone as a leading M2M technology provider, offering new end-to-end services, including remote energy monitoring solutions.

Our carbon-reducing applications for M2M are wide-ranging, from improving fleet management performance, to enabling smart energy grids. We now have contracts in place to supply over 9.5 million M2M connections to specifically enable carbon reductions through energy and fuel savings for our customers.

Fostering enterprise and partnership

In sectors such as agriculture and health, we are developing commercial solutions in partnership with governments and NGOs, to deliver a range of business and sustainable benefits to society, as well as further growing our business.

Sustainable business Improving lives around the world Vodafone’s strategic focus on emerging markets, enterprise, data and new services brings significant opportunities to align our business growth with our goal to be a sustainable business, by contributing to resource efficiency, energy and carbon reduction, and sustainable development. The global footprint of our telecoms network, M-Pesa continues to grow. New services our significant presence in emerging markets include a savings product, M-Shwari, enabling and our long track record as an innovator people in Kenya to save as little as KES1 in mobile communications, enable us to make shillings (less than 1 pence) and a funeral an important contribution to socio-economic insurance plan in Tanzania, both of which development. This is underpinned by our further drive the financial inclusion of people strong commitment to operating responsibly with very limited resources. There are over and ethically. 18.1 million active users of Vodafone’s M-Pesa, up from 14.4 million a year ago. (See page 27) Our consumers and government and Connected Worker research enterprise customers face significant Vodafone’s M2M solutions connect machines Our Connected Worker research, explores how challenges, ranging from food shortages to the internet, transforming them into mobile technology can be used to make and ageing populations, to lack of access intelligent devices that exchange real time organisations more productive and efficient, while to communications and financial services. information. This opens up new possibilities improving the quality of life for workers in emerging Mobile technology has become a vital for how businesses are run, as well as the markets. Findings across 12 markets highlight the potential for six workforce management solutions to tool for improving people’s livelihoods and opportunity to reduce running costs and boost workers’ livelihoods by US$7.7 billion by 2020, quality of life. carbon emissions. while enabling a further US$30.6 billion in commercial benefits to organisations, through Delivering transformational services In 2013, we continued to establish Vodafone improved productivity. as a leading M2M technology provider, offering A 2012 report by Deloitte and the GSMA found new end-to-end services, including remote that a 10% expansion in mobile penetration energy monitoring solutions. leads to a 4.2% increase in economic productivity in emerging markets. As 68% Our carbon-reducing applications for M2M of our customers live in these markets, are wide-ranging, from improving fleet our efforts to extend the coverage of our management performance, to enabling networks creates tangible socio-economic smart energy grids. We now have contracts benefits, while simultaneously building our in place to supply over 9.5 million M2M customer base. connections to specifically enable carbon reductions through energy and fuel savings We continue to explore new market for our customers. opportunities to bring further sustainable benefits to societies through new partnerships Fostering enterprise and partnership and the development of products and services In sectors such as agriculture and health, that focus on: agriculture, education, finance, we are developing commercial solutions health, low carbon products and services and in partnership with governments and NGOs, smart working. to deliver a range of business and sustainable benefits to society, as well as further growing Building up to commercial scale our business. Our aim is to create commercially viable services that can be scaled up and rolled out In 2013, we announced two new strategic three-across different markets, adding value for year partnerships. The first, with the US Agency customers, commercial partners, our business for International Development (‘USAID’) and the and society. Our mobile money transfer NGO, TechnoServe, aims to reduce poverty and solution, M-Pesa, and our M2M platforms are increase resilience for half a million smallholder already well established, and work continues farmers across Kenya, Mozambique and to extend their positive impacts. Tanzania. This will be achieved through the introduction of simple but innovative mobile technologies, including a registration system for growers, information on crop prices, collection days and quality reminders.

37	Vodafone Group Plc Annual Report 2013

The second will explore how health ministries in sub-Saharan Africa can use mobile technology to increase immunisation rates. In Mozambique, we are partnering with GSK and the Ministry of Health in a pilot aiming to boost child vaccination rates by approximately 5% and are working with the GAVI Alliance on how to scale such initiatives.

In 2013, we also researched the potential for mobile technology to deliver commercial benefits and increase productivity for organisations, while improve working life and access to jobs for people in emerging markets. The resulting Connected Worker report quantifies the projected benefits for organisations, together with the livelihood benefits for workers across 12 markets.

Being responsible and ethical wherever we operate

Vodafone works hard to manage the risks inherent in these areas, while still initiating the development of products and services which give us a commercial advantage. This is particularly evident in our approach to protecting customer data, managing climate impacts and improving ethical, labour and environmental standards in our supply chain.

Protecting data, respecting privacy

We are committed to protecting our customers' information and respecting their right to privacy and freedom of expression. Vodafone is a member of the Telecommunications Industry Dialogue on Freedom of Expression and Privacy, a group of global telecoms companies who are working in collaboration with the Global Network Initiative ('GNI') to address these issues and Vodafone is implementing the group's Guiding Principles.

Managing climate impacts

The Global e-Sustainability Initiative's ('GeSI') SMARTer 2020 report recently projected that while the ICT industry's footprint will rise to 1.27 gigatonnes CO_2 equivalent by 2020, its solutions have the potential to deliver carbon reductions of seven times that amount. Our own carbon footprint must be viewed in the context of the potential for our products and services to help our customers reduce their carbon emissions. In 2013, we began to quantify the benefits of our products and services to help us build a better picture of our overall climate impact.

We also have targets to help us manage the carbon footprint of our own operations. Meeting these targets is proving challenging particularly in mature markets, as customers download and send more data, which directly increases the amount of energy our network uses. However, we remain determined to reduce our global footprint and are implementing new technologies that improve the energy efficiency of our networks.

Improving standards in the supply chain

To raise ethical, labour and environmental standards in our supply chain, we regularly monitor and work with our suppliers to improve their performance. We have made good progress in 2013, by strengthening due diligence measures to improve traceability of metals in our products and tackle the issue of conflict minerals. Our supplier management programmes have also enabled us to empower our customers to make more sustainable choices and our Eco-Rating scheme, which assesses the impact of mobile handsets, is now available in eight markets.

Governance

The Executive Committee has overall ownership of our sustainability strategy and the Board receives annual progress updates. We keep track of material issues through regular contact with customers, employees, governments, investors, non-government organisations and suppliers, and the Vodafone Sustainability Expert Advisory Panel continues to provide guidance on the implementation of our strategy.

Energy use 2013[1,2]

GWh

Retail:
81
Office:
462
4,723
Network:
4,180

Carbon dioxide emissions[2]

Millions of tonnes

2011
1.96
2012
2.20
2013
2.32

Sustainability report

vodafone.com/sustainability

The second will explore how health ministries Managing climate impacts Energy use 20131,2 GWh in sub-Saharan Africa can use mobile The Global e-Sustainability Initiative’s (‘GeSI’) Retail: technology to increase immunisation rates. SMARTer 2020 report recently projected Office: 81 462 In Mozambique, we are partnering with that while the ICT industry’s footprint will rise GSK and the Ministry of Health in a pilot to 1.27 gigatonnes CO2 equivalent by 2020, aiming to boost child vaccination rates its solutions have the potential to deliver by approximately 5% and are working with the carbon reductions of seven times that amount. GAVI Alliance on how to scale such initiatives. Our own carbon footprint must be viewed 4,723 in the context of the potential for our products In 2013, we also researched the potential for and services to help our customers reduce mobile technology to deliver commercial Network: their carbon emissions. In 2013, we began 4,180 benefits and increase productivity for to quantify the benefits of our products and organisations, while improve working life services to help us build a better picture of our and access to jobs for people in emerging overall climate impact. dioxideemissions2 markets. The resulting Connected Worker Carbon Millions of tonnes report quantifies the projected benefits for We also have targets to help us manage organisations, together with the livelihood the carbon footprint of our own operations. 2011 1.96 benefits for workers across 12 markets. Meeting these targets is proving challenging particularly in mature markets, as customers 2012 2.20 Being responsible and ethical download and send more data, which directly 2013 2.32 wherever we operate increases the amount of energy our network uses. However, we remain determined Customer trust is essential to Vodafone and Notes: to reduce our global footprint and are critical to the value of our brand. To earn 1 Energy use does not include data for fleet fuel consumption. and retain that trust we need to manage implementing new technologies that improve 2 The charts above on energy use and carbon emissions are the energy efficiency of our networks. calculated using actual or estimated data collected by our mobile our operations responsibly and conduct our operating companies except for Qatar which is estimated based on 2012 data. The data is sourced from invoices, purchasing business in an ethical and transparent way. Improving standards in the supply chain requisitions, direct data measurement and estimations where In 2012, we reinforced our commitment To raise ethical, labour and environmental required. The 2013 data includes Vodacom markets Mozambique, Tanzania, Lesotho and Democratic Republic of Congo, which were to ethical behaviour by refreshing our Code standards in our supply chain, we regularly not included in prior years, and excludes TelstraClear and CWW. of Conduct for all employees, contractors monitor and work with our suppliers Our joint venture in Italy is included in all years. and suppliers, rolling out further compulsory to improve their performance. We have made training in local markets. good progress in 2013, by strengthening due diligence measures to improve traceability Vodafone works hard to manage the risks of metals in our products and tackle the inherent in these areas, while still initiating issue of conflict minerals. Our supplier the development of products and services management programmes have also enabled which give us a commercial advantage. us to empower our customers to make more This is particularly evident in our approach sustainable choices and our Eco-Rating to protecting customer data, managing climate scheme, which assesses the impact of mobile impacts and improving ethical, labour and handsets, is now available in eight markets. environmental standards in our supply chain. Protecting data, respecting privacy Governance We are committed to protecting our The Executive Committee has overall customers’ information and respecting ownership of our sustainability strategy and their right to privacy and freedom the Board receives annual progress updates. of expression. Vodafone is a member of the We keep track of material issues through Telecommunications Industry Dialogue regular contact with customers, employees, on Freedom of Expression and Privacy, governments, investors, non-government a group of global telecoms companies who organisations and suppliers, and the Vodafone are working in collaboration with the Global Sustainability Expert Advisory Panel continues Network Initiative (‘GNI’) to address these to provide guidance on the implementation issues and Vodafone is implementing the of our strategy. group’s Guiding Principles. Our global privacy programme and binding privacy commitments have been recognised as setting an industry standard for operational and strategic privacy risk management. We continue to build greater privacy and security features into our products and services, offering our customers increasing transparency and control over how their personal information is used. Our full online sustainability report outlines our vision, approach and performance in 2013 on all these issues and more. vodafone.com/sustainability

38	Vodafone Group Plc Annual Report 2013

Vodafone Foundation

Mobile for Good

Over the last year, more than ever before, we have delivered transformational projects at scale by connecting our charitable giving with our technology, working in partnership with other charities and organisations to increase our impact. Across our network of Foundations these projects are delivering significant public benefit. Total donations for the year were £51.5 million which included £6.4 million towards Vodafone Foundations' operating costs.

Instant Network

When Typhoon Bopha hit the Philippines in December communications infrastructure was destroyed and network coverage was lost. A team of qualified Vodafone volunteers from the Vodafone Foundation, including the project manager and two Vodafone New Zealand employees, deployed Vodafone Instant Network in the Philippines. Working in partnership with Telecoms Sans Frontieres and local operator, Smart, a network was established in the town of Baganga, available to anyone in the vicinity.

Thanks to Vodafone Instant Network, people were able to reconnect with families and friends. Locals were able to receive money to their phones via Smart money, a mobile application similar to M-Pesa. Aid agencies, including the Philippine Red Cross, were given access to the network to coordinate rescue and relief efforts and to set up free calling services for local people without phones, credit or power.

For the duration of the 17 day deployment Instant Network ran at full capacity with the maximum number of calls and texts being sent over the network at all times. In total 296,926 calls and 578,994 texts were sent over Instant Network, the highest number in any deployment to date. Equipment was removed once the permanent network had been re-established.

JustTextGiving

JustTextGiving by Vodafone in the UK leads the way as the world's first free SMS based charity fundraising platform available to all mobile customers on any UK network. JustTextGiving by Vodafone is revolutionising the way charities and fundraisers collect donations, with donors using a unique code to send donations via text. It is also linked to Gift Aid which means 25% can be added to all donations made by a UK taxpayer. To date, £9.2 million (including gift aid) has been raised using JustTextGiving. 17,719 charities have signed up to use the service and over 72,000 individual fundraisers have registered for unique codes.

TecSOS

The TecSOS handset has been adapted for use by victims of domestic abuse. The handset was initially developed by the Vodafone Spain Foundation in partnership with the Spanish Red Cross and the TecSOS Foundation, and provides a connection to emergency services at the press of a button. TecSOS programmes currently run in five of our markets: Spain, Italy, Portugal, Hungary and the UK. Pilot programmes in Germany, Turkey and Ireland are set to launch shortly. Italy launched a national programme in 2012, Hungary's Minister of Justice made TecSOS part of the Safety for Women programme and one third of the UK police forces have integrated TecSOS since its launch in 2011. In total 28,426 women have used the handset to keep them safe from abusive partners and in Spain there are on average 60 to 70 activations a month. A user in the UK shared their experience with us: "My message to Vodafone is a massive thank you, I hope that you can give TecSOS handsets to more women to help them. Without a doubt my phone saved my life."

For more information about Vodafone Foundation go to **vodafonefoundation.org/m4gplayer**

Annual Report 2013 Vodafone Foundation Mobile for Good At the heart of our Foundation is the belief that mobile communications technologies can address some of the world’s most pressing humanitarian challenges and our responsibility is to utilise our innovative mobile technology in mobilising social change and improving people’s lives. Over the last year, more than ever before, including the Philippine Red Cross, were given TecSOS we have delivered transformational projects access to the network to coordinate rescue The TecSOS handset has been adapted for use at scale by connecting our charitable giving and relief efforts and to set up free calling by victims of domestic abuse. The handset with our technology, working in partnership services for local people without phones, was initially developed by the Vodafone Spain with other charities and organisations to credit or power. Foundation in partnership with the Spanish increase our impact. Across our network of For the duration of the 17 day deployment Red Cross and the TecSOS Foundation, Foundations these projects are delivering Instant Network ran at full capacity with the and provides a connection to emergency significant public benefit. Total donations for maximum number of calls and texts being services at the press of a button. TecSOS the year were £51.5 million which included sent over the network at all times. In total programmes currently run in five of our £6.4 million towards Vodafone Foundations’ 296,926 calls and 578,994 texts were sent markets: Spain, Italy, Portugal, Hungary and operating costs. over Instant Network, the highest number the UK. Pilot programmes in Germany, Turkey in any deployment to date. Equipment was and Ireland are set to launch shortly. Italy Instant Network launched a national programme in 2012, removed once the permanent network had When Typhoon Bopha hit the Philippines been re-established. Hungary’s Minister of Justice made TecSOS in December communications infrastructure part of the Safety for Women programme was destroyed and network coverage was JustTextGiving and one third of the UK police forces have lost. A team of qualified Vodafone volunteers integrated TecSOS since its launch in 2011. JustTextGiving by Vodafone in the UK leads the from the Vodafone Foundation, including In total 28,426 women have used the handset way as the world’s first free SMS based charity the project manager and two Vodafone New to keep them safe from abusive partners fundraising platform available to all mobile Zealand employees, deployed Vodafone and in Spain there are on average 60 to 70 customers on any UK network. JustTextGiving Instant Network in the Philippines. Working activations a month. A user in the UK shared by Vodafone is revolutionising the way in partnership with Telecoms Sans Frontieres their experience with us: “My message charities and fundraisers collect donations, and local operator, Smart, a network was to Vodafone is a massive thank you, I hope with donors using a unique code to send established in the town of Baganga, available that you can give TecSOS handsets to more donations via text. It is also linked to Gift to anyone in the vicinity. women to help them. Without a doubt Aid which means 25% can be added to all my phone saved my life.” Thanks to Vodafone Instant Network, people donations made by a UK taxpayer. To date, were able to reconnect with families and £9.2 million (including gift aid) has been raised friends. Locals were able to receive money using JustTextGiving, 17,719 charities have to their phones via Smart money, a mobile signed up to use the service and over 72,000 For more information about application similar to M-Pesa. Aid agencies, individual fundraisers have registered for Vodafone Foundation go to unique codes. vodafonefoundation.org/m4gplayer

39	Vodafone Group Plc Annual Report 2013

Instant Network volunteer programme Vodafone Foundation volunteers are trained employees deployed as first responders to provide mobile communications support in emergencies. These network engineers, IT and corporate security specialists are trained on mobile technology, humanitarian aid and go through a certified course so they are best prepared for natural disaster situations and conflict areas. The Foundation’s Instant Network Programme comprises 67 volunteers from 21 countries across Europe, Africa and the Pacific. Exceeding our Ł7m target for Moyo Thanks to the support of our colleagues and generous partners we exceeded our Ł7 million target set in September 2011 to support ‘CCBRT’ in Tanzania. Money raised has funded the integration of a remote mobile referral system for women suffering from obstetric fistula. Diagnosis happens over the phone and money is sent via M-Pesa to cover the costs of transferring patients to Dar es Salaam for surgery. This system enabled 600 women in 2012 to receive corrective surgery compared to 168 in 2011.

40	Vodafone Group Plc Annual Report 2013

Operating results

This section presents our operating performance, providing commentary on how the revenue and the adjusted EBITDA performance of the Group and its operating segments within Northern and Central Europe, Southern Europe, AMAP, and Non-Controlled Interests and Common Functions have developed over the last year. See pages 151 to 155 for commentary on the 2012 compared to the 2011 financial year.

Group1

	Northern and Central Europe £m	Southern Europe £m	AMAP £m	Non-Controlled Interests and Common Functions[2] £m	Eliminations £m	2013 £m	2012 £m		% change
								£	Organic
Revenue	20,099	10,522	13,466	481	(123)	44,445	46,417	(4.2)	(1.4)
Service revenue	18,768	9,635	12,345	315	(121)	40,942	42,885	(4.5)	(1.9)
Adjusted EBITDA[3]	5,713	3,483	4,178	(99)	–	13,275	14,475	(8.3)	(3.1)
Adjusted operating profit	2,081	1,802	1,678	6,399	–	11,960	11,532	3.7	9.3
Adjustments for:
Impairment loss						(7,700)	(4,050)
Other income and expense[4]						468	3,705
Operating profit						4,728	11,187

Notes:

1	Current year results reflect average foreign exchange rates of £1:€1.23 and £1:US$1.58.
2	Common Functions primarily represent the results of the partner markets and the net result of unallocated central Group costs.
3	Operating expenses for the year ended 31 March 2013 included restructuring charges of £310 million (2012: £144 million).
4	Other income and expense for the year ended 31 March 2013 included a £473 million gain on acquisition of CWW. The year ended 31 March 2012 included a £3,419 million gain on disposal of the Group’s 44% interest in SFR and a £296 million gain on disposal of the Group’s 24.4% interest in Polkomtel.

Revenue

Group revenue fell by -4.2% to £44.4 billion, with service revenue of £40.9 billion, a decline of -1.9%* on an organic basis. Our performance reflected continued strong demand for data services and good growth in our major emerging markets, offset by regulatory changes, challenging macroeconomic conditions, particularly in Southern Europe, and continued competitive pressures.

In Northern and Central Europe service revenue declined by -0.2%* as growth in Germany and Turkey was offset by increased competition and some macroeconomic pressure in other markets.

In Southern Europe service revenue declined by -11.6%* reflecting severe macroeconomic weakness in our main markets, intense competition and MTR cuts.

In AMAP service revenue increased by 3.9%* with continued growth in all of our markets apart from Australia and New Zealand.

Adjusted EBITDA and profit

Group adjusted EBITDA decreased by -8.3% to £13.3 billion, primarily driven by lower revenue and higher restructuring costs partially offset by operating cost efficiencies.

Adjusted operating profit grew by 3.7%, driven by 31.9% growth in our share of profits of VZW to £6.4 billion, partially offset by lower adjusted EBITDA.

Operating profit decreased by -57.7% to £4.7 billion, primarily due to the gains on the disposal of the Group’s interests in SFR and Polkomtel in the prior year and the higher impairment charges in the current year, partially offset by the gain on acquisition of CWW of £0.5 billion.

An impairment loss of £7.7 billion was recorded in relation to Italy and Spain, primarily driven by adverse performance against previous plans and adverse movements in discount rates.

Northern and Central Europe

	Germany £m	UK £m	Other Northern and Central Europe £m	Eliminations £m	Northern and Central Europe £m		% change
						£m	Organic
Year ended 31 March 2013
Revenue	7,857	5,150	7,181	(89)	20,099	2.7	–
Service revenue	7,275	4,809	6,773	(89)	18,768	2.8	(0.2)
Adjusted EBITDA	2,735	1,209	1,769	–	5,713	(3.7)	(2.4)
Adjusted operating profit	1,305	294	482	–	2,081	(17.7)	(8.1)
Adjusted EBITDA margin	34.8%	23.5%	24.6%		28.4%

Year ended 31 March 2012
Revenue	8,233	5,397	6,042	(97)	19,575	3.6	3.7
Service revenue	7,669	4,996	5,695	(95)	18,265	2.2	2.5
Adjusted EBITDA	2,965	1,294	1,675	–	5,934	2.7	2.1
Adjusted operating profit	1,491	402	637	–	2,530	2.2	0.8
Adjusted EBITDA margin	36.0%	24.0%	27.7%		30.3%

41	Vodafone Group Plc Annual Report 2013

Revenue increased by 2.7% including a -4.1 percentage point negative impact from foreign exchange rate movements and a 6.8 percentage point positive impact from M&A and other activity. On an organic basis service revenue declined by -0.2%*, driven by challenging macroeconomic conditions in some markets, increased competition and the impact of MTR cuts, partially offset by continued growth in data revenue. Organic growth in Germany and Turkey was more than offset by declines in all other markets.

Adjusted EBITDA declined by -3.7%, including a -4.3 percentage point negative impact from foreign exchange rate movements and a 3.0 percentage point positive impact from M&A and other activity. On an organic basis adjusted EBITDA decreased by -2.4%*, resulting from a reduction in service revenue in most markets, the impact of restructuring costs, and higher customer investment due to the increased penetration of smartphones.

	Organic change %	Other activity[1] pps	Foreign exchange pps	Reported change %
Revenue – Northern and Central Europe	–	6.8	(4.1)	2.7

Service revenue
Germany	0.5	(0.1)	(5.5)	(5.1)
UK	(4.0)	0.3	–	(3.7)
Other Northern and Central Europe	2.2	23.1	(6.4)	18.9
Northern and Central Europe	(0.2)	7.1	(4.1)	2.8

Adjusted EBITDA
Germany	(2.6)	0.2	(5.4)	(7.8)
UK	(6.9)	0.3	–	(6.6)
Other Northern and Central Europe	1.9	9.8	(6.1)	5.6
Northern and Central Europe	(2.4)	3.0	(4.3)	(3.7)

Adjusted operating profit
Germany	(7.5)	0.3	(5.3)	(12.5)
UK	(27.7)	0.8	–	(26.9)
Other Northern and Central Europe	4.3	(23.9)	(4.7)	(24.3)
Northern and Central Europe	(8.1)	(5.4)	(4.2)	(17.7)

Note:

1	“Other activity” includes the impact of M&A activity and the revision to intra-group roaming charges from 1 October 2011. Refer to “Organic growth” on page 188 for further detail.

Germany

Service revenue increased by 0.5%*, driven by a 1.3%* increase in mobile service revenue. Growth in enterprise and wholesale revenue, despite intense price competition, was offset by lower prepaid revenue. Data revenue increased by 13.6%* driven by higher penetration of smartphones and an increase in those sold with a data bundle. Vodafone Red, introduced in October 2012, performed in line with expectations and had a positive impact on customer perception. Enterprise revenue grew by 3.0%*, despite the competitive environment.

The roll out of LTE services continued and was available in 81 cities, with population coverage of 61% at 31 March 2013.

Adjusted EBITDA declined by -2.6%*, with a -1.3* percentage point reduction in adjusted EBITDA margin, driven by higher customer and restructuring costs, partially offset by operating cost efficiencies and a one-off benefit from a legal settlement during Q2.

UK

Service revenue declined by -4.0%* driven by the impact of MTR cuts effective from April 2012, intense price competition and macroeconomic weakness, which led to lower out-of-bundle usage. Data revenue grew by 4.2%* driven by higher penetration of smartphones. Vodafone Red plans, launched in September 2012, performed well, with over one million customers at 31 March 2013.

Following the purchase of additional spectrum in February 2013, preparation for LTE roll-out is underway.

The network sharing joint venture between Telefónica UK and Vodafone UK, announced in June 2012, is now operational and the integration of the CWW enterprise businesses into Vodafone UK is proceeding successfully.

Adjusted EBITDA declined by -6.9%*, with a -0.5* percentage point reduction in adjusted EBITDA margin, driven by higher retention activity and the impact of restructuring costs.

Other Northern and Central Europe2

Service revenue increased by 2.2%* as growth in Turkey more than offset declines in the rest of the Other Northern and Central Europe region. Service revenue in Turkey grew by 17.3%*, primarily driven by growth in the contract customer base and an increase in data revenue due to mobile internet and higher smartphone penetration. Revenue also benefited from enterprise growth and the success of commercial initiatives. In the Netherlands service revenue declined by -2.7%* due to more challenging macroeconomic conditions and lower out-of-bundle usage. CWW contributed £1,234 million of revenue since it was acquired on 27 July 2012.

Adjusted EBITDA increased by 1.9%*, with a -0.3* percentage point reduction in the adjusted EBITDA margin, as margin improvement in Turkey, driven by the increase in scale and cost management, were partially offset by declines in most other markets primarily resulting from lower revenue. Turkey reported positive operating free cash flow for the first time this year.

Note:

2	The results of CWW are included within the reported results from the date of acquisition, however, they are excluded from the organic results. Refer to definitions of terms on page 188 for more details.

42	Vodafone Group Plc Annual Report 2013

Operating results (continued)

Southern Europe

	Italy £m	Spain £m	Other Southern Europe £m	Eliminations £m	Southern Europe £m		% change
						£m	Organic

Year ended 31 March 2013
Revenue	4,755	3,904	1,883	(20)	10,522	(16.0)	(10.8)
Service revenue	4,380	3,629	1,644	(18)	9,635	(16.7)	(11.6)
Adjusted EBITDA	1,908	942	633	–	3,483	(21.5)	(16.4)
Adjusted operating profit	1,163	342	297	–	1,802	(32.3)	(27.5)
Adjusted EBITDA margin	40.1%	24.1%	33.6%		33.1%

Year ended 31 March 2012
Revenue	5,658	4,763	2,128	(27)	12,522	(3.9)	(5.4)
Service revenue	5,329	4,357	1,904	(25)	11,565	(4.7)	(6.2)
Adjusted EBITDA	2,514	1,193	731	–	4,438	(11.0)	(12.5)
Adjusted operating profit	1,735	566	359	–	2,660	(16.8)	(18.2)
Adjusted EBITDA margin	44.4%	25.0%	34.4%		35.4%

Revenue decreased by -16.0% including a -5.0 percentage point impact from adverse foreign exchange rate movements. On an organic basis service revenue declined by -11.6%*, driven by the impact of MTR cuts, severe macroeconomic weakness and intense competition, partially offset by growth in data revenue. Revenue declined in all of the major markets in the region.

Adjusted EBITDA declined by -21.5%, including a -4.9 percentage point impact from adverse foreign exchange rate movements. On an organic basis adjusted EBITDA decreased by -16.4%*, resulting from a reduction in service revenue in most markets and the impact of restructuring costs, partially offset by a reduction in operating costs.

	Organic change %	Other activity[1] pps	Foreign exchange pps	Reported change %
Revenue – Southern Europe	(10.8)	(0.2)	(5.0)	(16.0)

Service revenue
Italy	(12.8)	(0.1)	(4.9)	(17.8)
Spain	(11.5)	(0.2)	(5.0)	(16.7)
Other Southern Europe	(8.2)	(0.4)	(5.1)	(13.7)
Southern Europe	(11.6)	(0.1)	(5.0)	(16.7)

Adjusted EBITDA
Italy	(19.5)	–	(4.6)	(24.1)
Spain	(15.4)	(0.6)	(5.0)	(21.0)
Other Southern Europe	(7.1)	(0.4)	(5.9)	(13.4)
Southern Europe	(16.4)	(0.2)	(4.9)	(21.5)

Adjusted operating profit
Italy	(28.7)	(0.1)	(4.2)	(33.0)
Spain	(34.3)	(0.9)	(4.4)	(39.6)
Other Southern Europe	(10.4)	(0.9)	(6.0)	(17.3)
Southern Europe	(27.5)	(0.3)	(4.5)	(32.3)

Note:

1	“Other activity” includes the impact of M&A activity and the revision to intra-group roaming charges from 1 October 2011. Refer to “Organic growth” on page 188 for further detail.

Italy

Service revenue declined by -12.8%* driven by the severe macroeconomic weakness and intense competition, as well as the impact of MTR cuts starting from 1 July 2012. Data revenue increased by 4.4%* driven by mobile internet growth and the higher penetration of smartphones, which more than offset the decline in mobile broadband revenue. Vodafone Red plans, branded as “Vodafone Relax” in Italy, continued to perform well and now account for approximately 30% of the contract customer base at 31 March 2013. The majority of contract additions are Vodafone Relax tariffs. Fixed revenue declined by -6.8%* driven by intense competition and a reduction in the customer base due to the decision to stop consumer acquisitions in areas where margins are impacted by unfavourable regulated wholesale prices.

LTE commercial services were launched in October 2012 and were available in 21 cities at 31 March 2013.

Adjusted EBITDA declined by -19.5%*, with a -4.3* percentage point fall in the adjusted EBITDA margin, driven by the decline in service revenue and an increase in commercial costs, partially offset by operating cost efficiencies such as site sharing agreements and the outsourcing of network maintenance.

Spain

Service revenue declined by -11.5%* driven by continued macroeconomic weakness, high unemployment leading to customers optimising their spend, and a lower customer base following our decision to remove handset subsidies for a period earlier in the year. Competition remains intense with the increased popularity of converged consumer offers in the market. Data revenue grew by 16.5%* driven by the higher penetration of smartphones and an increase in those sold with a data bundle. Vodafone Red, which was launched in Q3, continues to perform well. Fixed revenue declined by -2.9%*, primarily due to intense competition, although new converged fixed/mobile tariffs had a positive impact on fixed broadband customer additions during Q4.

In March 2013 Vodafone Spain signed an agreement with Orange to co-invest in a fibre network in Spain, with the intention to reach six million households and workplaces across 50 cities by September 2017. The combined capital expenditure is expected to reach €1 billion.

Adjusted EBITDA declined by -15.4%*, with a -0.7* percentage point reduction in adjusted EBITDA margin, primarily driven by lower revenue and the impact of restructuring costs offset by commercial and operating cost efficiencies. The adjusted EBITDA margin stabilised in H2, benefiting from lower operating and commercial costs.

Other Southern Europe

Service revenue declined by -8.2%*, driven by declines in Greece and Portugal, which more than offset growth in Albania and Malta. Macroeconomic weakness and intense competition resulted in service revenue declines of -13.4%* and -8.2%* in Greece and Portugal, respectively. Greece and Portugal were also impacted by an MTR cut.

Adjusted EBITDA declined by -7.1%*, with a -0.4* percentage point reduction in adjusted EBITDA margin, primarily driven by lower service revenue, partially offset by operating cost efficiencies.

43	Vodafone Group Plc Annual Report 2013

Africa, Middle East and Asia Pacific

	India £m	Vodacom £m	Other AMAP £m	Eliminations £m	AMAP £m		% change
						£m	Organic

Year ended 31 March 2013
Revenue	4,324	5,206	3,937	(1)	13,466	(2.9)	4.3
Service revenue	4,292	4,420	3,634	(1)	12,345	(3.2)	3.9
Adjusted EBITDA	1,240	1,891	1,047	–	4,178	1.5	10.3
Adjusted operating profit	221	1,196	261	–	1,678	14.0	26.7
Adjusted EBITDA margin	28.7%	36.3%	26.6%		31.0%

Year ended 31 March 2012
Revenue	4,265	5,638	3,965	–	13,868	4.2	8.4
Service revenue	4,215	4,908	3,628	–	12,751	3.7	8.0
Adjusted EBITDA	1,122	1,930	1,063	–	4,115	2.9	7.8
Adjusted operating profit	60	1,084	328	–	1,472	15.7	22.4
Adjusted EBITDA margin	26.3%	34.2%	26.8%		29.7%

Revenue declined by -2.9% including a -8.2 percentage point adverse impact from foreign exchange rate movements, particularly the Indian rupee and the South African rand. On an organic basis service revenue grew by 3.9%* driven by customer and data revenue growth, partially offset by the impact of MTR reductions, competitive and regulatory pressures, and a general weakening in macroeconomic conditions. Growth was led by robust performances in India, Vodacom, Egypt, Ghana and Qatar, offset by service revenue declines in Australia and New Zealand.

Adjusted EBITDA increased by 1.5% after a -9.4 percentage point adverse impact from foreign exchange rate movements. On an organic basis, adjusted EBITDA grew by 10.3%* driven primarily by strong growth in India, Vodacom and Egypt as well as improved contributions from Ghana and Qatar, offset in part by declines in Australia and New Zealand.

	Organic change %	Other activity[1] pps	Foreign exchange pps	Reported change %
Revenue – AMAP	4.3	1.0	(8.2)	(2.9)

Service revenue
India	10.7	3.8	(12.7)	1.8
Vodacom	3.0	(3.2)	(9.7)	(9.9)
Other AMAP	(2.1)	3.8	(1.5)	0.2
AMAP	3.9	1.1	(8.2)	(3.2)

Adjusted EBITDA
India	24.0	(0.1)	(13.4)	10.5
Vodacom	10.3	–	(12.3)	(2.0)
Other AMAP	(2.6)	2.0	(0.9)	(1.5)
AMAP	10.3	0.6	(9.4)	1.5

Adjusted operating profit
India	291.1	(3.4)	(19.4)	268.3
Vodacom	24.8	0.3	(14.8)	10.3
Other AMAP	(12.5)	(9.2)	1.3	(20.4)
AMAP	26.7	(2.1)	(10.6)	14.0

Note:

1	“Other activity” includes the impact of M&A activity, the revision to intra-group roaming charges from 1 October 2011 and the impact of Indus Towers revising its accounting for energy cost recharges. Refer to “Organic growth” on page 188 for further detail.

India

Service revenue grew by 10.7%* driven by strong growth in mobile voice minutes and data revenue, partially offset by the impact of regulatory changes. Average customer growth slowed in Q4, as Q3 regulatory changes affecting subscriber verification continued to impact gross additions, however customer acquisition costs remained low.

For the year as a whole, growth was negatively impacted by the introduction of new consumer protection regulations on the charging of access fees and the marketing of integrated tariffs and value-added services. However, in Q4 the customer base returned to growth and usage increased. Data revenue grew by 19.8%* driven by increased data customers and higher smartphone penetration. At 31 March 2013 active data customers totalled 37.3 million including approximately 3.3 million 3G data customers.

There was a lower rate of growth at Indus Towers, our network infrastructure joint venture, with a slow down in tenancies from smaller entrants, some operators exiting sites following licence cancellations and a change in the pricing structure for some existing customers in the first half of the year.

Adjusted EBITDA grew by 24.0%*, with a 3.3* percentage point increase in adjusted EBITDA margin, driven by the higher revenue, operating cost efficiencies and the impact of lower customer acquisition costs, partially offset by inflationary pressure.

Vodacom

Service revenue grew by 3.0%* mainly driven by growth in Tanzania, the Democratic Republic of Congo (‘DRC’) and Mozambique. In South Africa, service revenue decreased by -0.3%*, with the growth in data revenue and the success of new prepaid offers being more than offset by MTR reductions, macroeconomic weakness leading to customer spend optimisation with lower out-of-bundle usage, and a weaker performance from independent service providers. Data revenue in South Africa grew by 16.1%*, with higher smartphone penetration and data bundles offsetting continued pricing pressure. Vodafone Smart and Vodafone Red, our new range of integrated contract price plans, were introduced in South Africa during March 2013.

On 10 October 2012, Vodacom announced the commercial launch of South Africa’s first LTE network, with 601 LTE sites operational at 31 March 2013.

Vodacom’s mobile operations outside South Africa delivered strong service revenue growth of 23.3%*, excluding Vodacom Business Africa, driven by a larger customer base and increasing data take-up. M-Pesa continues to perform well in Tanzania, with approximately 4.9 million active users, and was launched in DRC in November 2012. During the year Vodacom DRC became the first operator to launch 3G services in the DRC.

44	Vodafone Group Plc Annual Report 2013

Operating results (continued)

Adjusted EBITDA grew by 10.3%*, with a 1.6* percentage point increase in adjusted EBITDA margin, primarily driven by revenue growth in Vodacom’s mobile operations outside South Africa and savings in network costs in South Africa following investment in single RAN and transmission equipment.

Other AMAP

Organic service revenue decreased by -2.1%* with growth in Egypt, Ghana and Qatar more than offset by revenue declines in Australia and New Zealand. Australia continued to experience steep revenue declines on the back of ongoing service perception issues and a declining customer base. There has been a strong focus on network improvement and arresting the weakness in brand perception. In Egypt the launch of value management initiatives, take-up of data services and the increase in international incoming call volumes and rates drove service revenue growth of 3.7%*, despite competitive pressures and the uncertain political environment. Data revenue continued to show strong growth of 29.6%* and fixed line revenue grew by 29.0%*. In Qatar service revenue grew by 29.8%*, driven by the growth in the customer base, which is now over one million, supported by successful new propositions. In Ghana, continued strong growth in the customer base and the success of integrated tariffs led to service revenue growth of 24.2%*.

Adjusted EBITDA declined by -2.6%*, with adjusted EBITDA margin remaining stable, with the impact of service revenue declines in Australia and New Zealand offsetting growth in Egypt, Qatar and Ghana.

Non-Controlled Interests

Verizon Wireless1 2 3

	2013 £m	2012 £m		% change
			£	Organic
Service revenue	19,697	18,039	9.2	8.1
Revenue	21,972	20,187	8.8	7.8
Adjusted EBITDA	8,831	7,689	14.9	13.6
Interest	(25)	(212)	(88.2)
Tax[2]	13	(287)	(104.5)
Group’s share of result in VZW	6,422	4,867	31.9	30.5

In the US VZW reported 5.9 million net mobile retail connection additions in the year, bringing its closing mobile retail connection base to 98.9 million, up 6.4%.

Service revenue growth of 8.1%* continued to be driven by the expanding number of accounts and ARPA4 growth from increased smartphone penetration and a higher number of connections per account.

Adjusted EBITDA margin improved, with efficiencies in operating expenses and direct costs partially offset by higher acquisition and retention costs reflecting the increased new connections and demand for smartphones.

VZW’s net debt at 31 March 2013 totalled US$6.2 billion5 (2012: US$6.4 billion5). During the year VZW paid a US$8.5 billion income dividend to its shareholders and completed the acquisition of spectrum licences for US$3.7 billion (net).

Notes:

1	All amounts represent the Group’s share based on its 45% equity interest, unless otherwise stated.
2	The Group’s share of the tax attributable to VZW relates only to the corporate entities held by the VZW partnership and certain US state taxes which are levied on the partnership. The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.
3	The definition of “connections” reported by VZW is the same as “customers” as reported by Vodafone.
4	Average monthly revenue per account.
5	Net debt excludes pending credit card receipts.

References to “Q2” are to the quarter ended 30 September 2012, references to the “Q3” or “previous quarter” are to the quarter ended 31 December 2013, and references to “Q4” and “fourth quarter” are to the quarter ended 31 March 2013 unless otherwise stated. References to the “first half of the year” are to the six months ended 30 September 2012 and references to “H2” or the “second half of the year” are to the six months ended 31 March 2013 unless otherwise stated. References to the “year” or “financial year” are to the financial year ended 31 March 2013, references to the “prior financial year” are to the financial year ended 31 March 2012, and references to the “new financial year” and “coming year” are to the financial year ended 31 March 2014 unless otherwise stated. References to the” 2012 financial year”, “2013 financial year”, the “2014 financial year”, the “2015 financial year”, and the “2016 financial year” are to the financial years ended/ending 31 March 2012, 2013, 2014, 2015 and 2016, respectively.

Section 219 SEC filings of interest

Vodafone Group Plc (‘Vodafone’) does not have any subsidiaries, other equity investments, assets, facilities or employees located in Iran, and Vodafone has made no capital investment in Iran. To the best of its knowledge, no US persons, including any US affiliates of Vodafone, are involved in the activities described below. Except as specified below, Vodafone does not believe that it has provided any products, equipment, software, technology, information, support or services into Iran, directly or indirectly, or had any agreements, arrangements or other contacts with the government of Iran or entities controlled by the government of Iran.

Roaming and interconnect

Vodafone has, via certain of its non-US subsidiaries, wholesale roaming and interconnect arrangements with mobile and fixed line operators in Iran. Roaming and interconnect arrangements are standard practice for global telecommunications companies and provide Vodafone’s customers with the ability to make and receive calls in or to over 190 countries, including Iran. Vodafone also provides telecommunications services to certain national embassies located within Iran and to certain embassies of Iran located elsewhere in the world.

Vodafone has, or has had, relationships with the following telecommunications operators in Iran in connection with such roaming and interconnect arrangements, some of which it believes are or may be government controlled entities:

Gostaresh Ertebatat Taliya; Irancell Telecommunications Services Company; Mobile Telecommunication Company of Iran; Rafsanjan Industrial Complex (Coop); Rightel Communication Services Company; Telecommunication Company of Iran; Telecommunication Kish Company; and Telecommunication Infrastructure Company of Iran.

As well as benefiting its customers, Vodafone’s roaming and interconnect arrangements with operators in Iran, and provision of its telecommunications services to national embassies located within, or belonging to, Iran, provide clear benefits for Iranian civil society, as well as for certain groups working in Iran, such as diplomats, journalists and non-governmental organisations. Without these services, lines of communication between Iran and the rest of the world would be reduced, and consequently the flow of information out of and into Iran would suffer. As such, Vodafone intends to continue supporting these services, subject to relevant legal restrictions and business considerations.

The approximate total gross revenues attributable to the arrangements mentioned above for the financial year ended 31 March 2013 were GBP 4,069,0001

Net profit did not exceed the gross revenues related to these arrangements.

Contract between Vodafone Global Enterprise (‘VGE’) and Deutsche Post DHL (‘DHL’)

From 2010 VGE, a Vodafone division which serves multi-national corporate customers, provided DHL with a managed Multi-Protocol Label Switching (‘MPLS’) data network in a total of 67 countries across Eastern Europe, Africa and the Middle East. MPLS is a mechanism in high-performance telecommunications networks which directs and carries data from one network node to the next. VGE’s role in relation to the Iranian element of the contract (one DHL site in Iran) comprised of covering the cost of telecommunications services in, and linking into, Iran, which had been contracted by DHL through regional operators. On 31 January 2013, Vodafone terminated all telecommunications commitments towards DHL in respect of Iran under this contract.

45	Vodafone Group Plc Annual Report 2013

Guidance

The gross revenues attributable to managed service provision in Iran under this contract for the financial year ended 31 March 2013 were GBP 118,0501.

Net profit did not exceed the gross revenues related to this contract.

EPEG Project

On 27 July 2012, Vodafone acquired Cable & Wireless Worldwide Plc (‘CWW’), which (through a subsidiary) is member of a consortium made up of Telecommunication Infrastructure Company of Iran (‘TIC’) (an entity controlled by the government of Iran), Rostelecom and Omantel that is building a high speed cable network from a landing point in Barka, Oman, to Frankfurt, Germany (the ‘EPEG Cable’). The EPEG Cable comprises a submarine cable system between Oman and Iran, interconnected to terrestrial cable systems transiting Iran, Azerbaijan, Russia, Ukraine, Hungary, Slovakia, Austria, and the Czech Republic, terminating in Germany. Each member of the consortium is responsible for funding, building and maintaining its section of the cable, with CWW owning and being responsible for the segment from the Ukrainian border with Russia to Frankfurt, Germany.

The key driver for this system is the need in the global telecommunications market for a high capacity, low latency link from the Middle East and India, separate to existing cable routes through Egypt. All current submarine cable systems from the Middle East and India to Europe go through the Suez Canal, and any political or environmental instability affecting those cable systems could potentially cause major disruption, hence the need to create an alternative to this vitally important global telecommunications route.

As part of the project, up until March 2013 CWW acted as central billing party for the construction of the submarine cable system between Iran and Oman. CWW has agreed to act as the central billing party for the EPEG Cable, which will involve managing payments to and from third parties on behalf of all the consortium members, including TIC. It is currently anticipated that CWW’s role as the central billing party in the project will be ongoing. This project has not reached commercial launch yet; consequently there are no revenues or profits associated with the project.

Intellectual Property

Vodafone, through one of its subsidiaries, also makes some insignificant payments to Iran in order to register certain domain names, register and renew certain trade marks, and protect its brand globally. Vodafone pays annual registration fees of approximately £60 to £72 to the IRNIC (the Domain Registry at the Institute for Studies in Theoretical Physics and Mathematics) per domain name for the registration of three domain names. Vodafone did not make any payments to Iran in order to register or renew any of its trade marks during the fiscal year ended 31 March 2013. Vodafone intends to continue to make such payments as are necessary to maintain registration of these domain names and trade marks, and to protect its global brand. There are no revenues or profits associated with Vodafone’s annual domain name registrations in Iran.

Note:

1	Approximate unaudited figures.

Please see page 179 for “Use of non-GAAP financial information”, page 187 for “Definition of terms” and page 185 for “Forward-looking statements”.

Performance against 2013 financial year guidance

Based on guidance foreign exchange rates1, and excluding M&A and restructuring costs, our adjusted operating profit for the 2013 financial year was £12.3 billion, above the £11.1 billion to £11.9 billion range set in May 2012.

On the same basis our free cash flow was £5.8 billion, at the top of the range of £5.3 billion to £5.8 billion.

2014 financial year guidance2

	Adjusted operating profit £bn	Free cash flow £bn
2014 financial year guidance	12.0–12.8	Around 7.0

We expect adjusted operating profit to be in the range of £12.0 billion to £12.8 billion. We expect free cash flow to be around £7.0 billion, including the £2.1 billion VZW dividend due in June 2013. We expect capex to remain broadly steady on a constant currency basis.

We expect the Group adjusted EBITDA margin, excluding M&A and restructuring costs, to decline slightly year-on-year, reflecting the ongoing weak macroeconomic environment in Europe.

Dividend policy

After over 22% growth in the ordinary dividend per share over the last three years, the Board is focused on continuing to balance the long-term needs of the business with ongoing shareholder remuneration, and going forward aims at least to maintain the ordinary dividend per share at current levels.

Assumptions

We have based guidance for the 2014 financial year on our current assessment of the global macroeconomic outlook and assume foreign exchange rates of £1:€1.17 and £1:US$1.52. It excludes the impact of licences and spectrum purchases, additional income dividends from VZW, material one-off tax-related payments, restructuring costs and any fundamental structural change to the eurozone. It also assumes no material change to the current structure of the Group.

Actual foreign exchange rates may vary from the foreign exchange rate assumptions used. A 1% change in the euro to sterling exchange rate would impact adjusted operating profit by £30 million and free cash flow by approximately £20 million. A 1% change in the dollar to sterling exchange rate would impact adjusted operating profit by approximately £70 million.

Notes:

1	Guidance foreign exchange rates for the year ended 31 March 2013 were £1:€1.23 and £1:US$1.62.
2	For consistency with the basis of presentation of joint ventures in previous years, guidance does not take into account the impact on the Group’s financial results of adopting IFRS 11, Joint Arrangements, for the year ending 31 March 2014.

46	Vodafone Group Plc Annual Report 2013

Principal risk factors and uncertainties

Identifying and managing our risks

We have a clear framework for identifying and

managing risk, both at an operational and strategic

level. Our risk identification and mitigation processes

have been designed to be responsive to the ever

changing environments in which we operate.

47	Vodafone Group Plc Annual Report 2013

The Group’s key risks are outlined below:

1. Our business could be adversely affected by a failure or significant interruption to our telecommunications networks or IT systems.

Risk: We are dependent on the continued operation of telecommunications networks. As the importance of mobile and fixed communication in everyday life increases, as well as during times of crisis, organisations and individuals look to us to maintain service. Major failures in the network or our IT systems may result in service being interrupted resulting in serious damage to our reputation and consequential customer and revenue loss.

There is a risk that an attack on our infrastructure by a malicious individual or group could be successful and impact the availability of critical systems. Our network is also susceptible to interruption due to a physical attack and theft of our network components as the value and market for network components increases (for example copper, batteries, generators and fuel).

2. We could suffer loss of consumer confidence and/or legal action due to a failure to protect our customer information.

Risk: Mobile networks carry and store large volumes of confidential personal and business voice traffic and data. We host increasing quantities and types of customer data in both enterprise and consumer segments. We need to ensure our service environments are sufficiently secure to protect us from loss or corruption of customer information. Failure to protect adequately customer information could have a material adverse effect on our reputation and may lead to legal action against the Group.

3. Increased competition may reduce our market share and profitability.

Risk: We face intensifying competition where all operators are looking to secure a share of the potential customer base. Competition could lead to a reduction in the rate at which we add new customers, a decrease in the size of our market share and a decline in our average revenue per customer, if customers choose to receive telecommunications services or other competing services from alternate providers. Competition can also lead to an increase in customer acquisition and retention costs. The focus of competition in many of our markets has shifted from acquiring new customers to retaining existing customers, as the market for mobile telecommunications has become increasingly mature.

4. Regulatory decisions and changes in the regulatory environment could adversely affect our business.

Risk: We have ventures in both emerging and mature markets, spanning a broad geographical area including Europe, Africa, Middle East, Asia Pacific and the US. We need to comply with an extensive range of requirements that regulate and supervise the licensing, construction and operation of our telecommunications networks and services. Pressure on political and regulatory institutions both to deliver direct consumer benefit and protect consumers’ interests, particularly in recessionary periods, can lead to adverse impacts on our business. Financial pressures on smaller competitors can drive them to call for regulators to protect them. Increased financial pressures on governments may lead them to target foreign investors for further taxes or licence fees.

5. Our existing service offerings could become disadvantaged as compared to those offered by converged competitors or other technology providers.

Risk: In a number of markets we face competition from providers who have the ability to sell converged services (combinations of fixed line, broadband, public Wi-Fi, TV and mobile) on their existing infrastructure which we cannot either replicate or provide at a similar price point. Additionally, the combination of services may allow competitors to subsidise the mobile component of their offering. This could lead to an erosion of our customer base and reduce the demand for our core services and impact our future profitability.

Advances in smartphone technology places more focus on applications, operating systems, and devices rather than the underlying services provided by mobile operators. The development of applications which make use of the internet as a substitute for some of our more traditional services, such as messaging and voice, could erode revenue. Reduced demand for our core services of voice, messaging and data and the development of services by application developers, operating system providers, and handset suppliers could significantly impact our future profitability.

6. Severely deteriorating economic conditions could impact one or more of our markets.

Risk: Economic conditions in many of the markets where we operate, especially in Europe, continue to deteriorate or stagnate. These conditions, combined with the impact of austerity measures, result in lower levels of disposable income and may result in significantly lower revenue as customers give up their mobile devices or move to cheaper tariffs.

There is also a possibility of one or more countries exiting the eurozone, causing currency devaluation in certain countries and possibly leading to a reduction in our revenue and impairment of our financial and non-financial assets. This may also lead to further adverse economic impacts elsewhere.

7. Our business may be impacted by actual or perceived health risks associated with the transmission of radio waves from mobile telephones, transmitters and associated equipment.

Risk: Concerns have been expressed that the electromagnetic signals emitted by mobile telephone handsets and base stations may pose health risks. We are not aware that such health risks have been substantiated, however, in the event of a major scientific finding supporting this view this might result in prohibitive legislation being introduced by governments (or the European Union), a major reduction in mobile phone usage (especially by children), a requirement to move base station sites, significant difficulty renewing or acquiring site leases, and/or major litigation. An inadequate response to electromagnetic fields (‘EMF’) issues may result in loss of confidence in the industry and Vodafone.

8. Failure to deliver enterprise service offerings may adversely affect our business.

Risk: By expanding our enterprise service offerings through the growth of Vodafone Global Enterprise, the acquisitions of CWW and TelstraClear, and the establishment of cloud, hosting and international carrier services, the Group increasingly provides fixed and mobile communication services to organisations that may provide vital national services. These organisations rely on our networks and systems 24 hours a day, 365 days a year to deliver their products and services to their customers. A failure to build and maintain our infrastructure to the required levels of resilience for enterprise customers and to deliver to our contracted service level agreements may result in a costly business impact and cause serious damage to our reputation.

48	Vodafone Group Plc Annual Report 2013

Principal risk factors and uncertainties (continued)

9. We depend on a number of key suppliers to operate our business.

Risk: We depend on a limited number of suppliers for strategically important network and IT infrastructure and associated support services to operate and upgrade our networks and provide key services to our customers. Our operations could be adversely impacted by the failure of a key supplier who could no longer support our existing infrastructure, by a key supplier commercially exploiting their position in a product area following the corporate failures of/the withdrawal from a specific market by competitors, or by major suppliers significantly increasing prices on long-term programmes where the cost or technical feasibility of switching supplier becomes a significant barrier.

10. We may not satisfactorily resolve major tax disputes.

Risk: We operate in many jurisdictions around the world and from time to time have disputes on the amount of tax due. In particular, in spite of the positive India Supreme Court decision relating to an ongoing tax case in India, the Indian government has introduced retrospective tax legislation which would in effect overturn the court’s decision and has raised challenges around the pricing of capital transactions. Such or similar types of action in other jurisdictions, including changes in local or international tax rules or new challenges by tax authorities, may expose us to significant additional tax liabilities which would affect the results of the business.

11. Changes in assumptions underlying the carrying value of certain Group assets could result in impairment.

Risk: Due to the substantial carrying value of goodwill under International Financial Reporting Standards, revisions to the assumptions used in assessing its recoverability, including discount rates, estimated future cash flows or anticipated changes in operations, could lead to the impairment of certain Group assets. While impairment does not impact reported cash flows, it does result in a non-cash charge in the consolidated income statement and thus no assurance can be given that any future impairments would not affect our reported distributable reserves and, therefore, our ability to make dividend distributions to our shareholders or repurchase our shares.

49	Vodafone Group Plc Annual Report 2013

Eurozone

The Group continues to face currency, operational and financial risks as a result from the challenging economic conditions in the eurozone and the potential exit of one or more countries from the euro. We continue to keep our policies and procedures under review to endeavour to minimise the Group’s economic exposure and to preserve our ability to operate in a range of potential conditions that may exist in the event of one or more of these future events.

Our ability to manage these risks needs to take appropriate account of our needs to deliver a high quality service to our customers, meet licence obligations and the significant capital investments we may have made and may need to continue to make in the markets most impacted.

Currency related risks

While our share price is denominated in sterling, the majority of our financial results are generated in other currencies. As a result the Group’s operating profit is sensitive to either a relative strengthening or weakening of the major currencies in which we transact.

The “Operating results” section of the annual report on pages 40 to 44 sets out a discussion and analysis of the relative contributions from each of our three regions and the major geographical markets within each, to the Group’s service revenue and adjusted EBITDA performance. Our markets in Greece, Ireland, Italy, Portugal and Spain continue to be the most directly impacted by the current market conditions and in order of contribution represent 14% (Italy), 7% (Spain), 3% (Portugal) and 3% (Ireland and Greece combined) of the Group’s adjusted EBITDA for the year ended 31 March 2013. An average 3% decline in the sterling equivalent of these combined geographical markets due to currency revaluation would reduce the Group’s adjusted EBITDA by approximately £0.1 billion. Our foreign currency earnings are diversified through our 45% equity interest in VZW, which operates in the US and generates its earnings in US dollars. VZW, which is equity accounted, contributed 54% of the Group’s adjusted operating profit for the year ended 31 March 2013.

We employ a number of mechanisms to manage elements of exchange rate risk at a transaction, translation and economic level. At the transaction level our policies require foreign exchange risks on transactions denominated in other currencies above certain de minimis levels to be hedged. Further, since the Company’s sterling share price represents the value of its future multi-currency cash flows, principally in euro, US dollars and sterling, we aim to align the currency of our debt and interest charges in proportion to our expected future principal multi-currency cash flows, thereby providing an economic hedge in terms of reduced volatility in the sterling equivalent value of the Group and a partial hedge against income statement translation exposure, as interest costs will be denominated in foreign currencies.

In the event of a country’s exit from the eurozone, this may necessitate changes in one or more of our entities’ functional currency and potentially higher volatility of those entities’ trading results when translated into sterling, potentially adding further currency risk.

A summary of this sensitivity of our operating results and our foreign exchange risk management policies is set out within “Financial risk management – Market risk – Foreign exchange management” within note A6 to the consolidated financial statements.

Operational risk

The significant areas of operational risk for the Group are investment risk, particularly in relation to the management of the counterparties holding our cash and liquid investments; trading risks primarily in relation to procurement and related contractual matters; and business continuity risks focused on cash management in the event of disruption to banking systems.

Financial/investment risk: We remain focused on counterparty risk management and in particular the protection and availability of cash deposits and investments. We carefully manage counterparty limits with financial institutions holding the Group’s liquid investments and maintain a significant proportion of liquid investments in sterling and US dollar denominated holdings. Our policies require cash sweep arrangements, to ensure no operating company has more than €5 million on deposit on any one day. Further, we have had collateral support agreements in place for a number of years, with a significant number of counterparties, to pass collateral to the Group under certain circumstances. We have a net £1,151 million of collateral assets in our statement of financial position at 31 March 2013. See “Financial risk management – Credit risk” in note A6 to the consolidated financial statements for further information.

Trading risks: We continue to monitor and assess the structure of certain procurement contracts to place the Group in a better position in the event of the exit of a country from the eurozone.

Business continuity risks: Key business continuity priorities are focused on planning to facilitate migration to a more cash-based business model in the event banking systems are frozen, developing dual currency capability in contract customer billing systems or ensuring the ability to move these contract customers to prepaid methods of billing, and the consequential impacts to tariff structures. We also have in place contingency plans with key suppliers that would assist us to continue to support our network infrastructure, retail operations and employees.

We continue to maintain appropriate levels of cash and short-term investments in many currencies, with a carefully controlled group of counterparties, to minimise the risks to the ongoing access to that liquidity and therefore our ability to settle debts as they become due. See “Financial risk management – Liquidity risk” in note A6 to the consolidated financial statements for more information.

Risk of change in carrying amount of assets and liabilities

The main potential short-term financial statement impact of the current economic uncertainties is the potential impairment of non-financial and financial assets.

We have significant amounts of goodwill, other intangible assets and plant, property and equipment allocated to, or held by, companies operating in the eurozone.

We have performed impairment testing for each country in Europe as at 31 March 2013 and identified aggregate impairment charges of £7.7 billion in relation to Vodafone Italy and Spain. See note 12 to the consolidated financial statements for further detail on this exercise, together with the sensitivity of the results to reasonably possible adverse assumptions.

Our operating companies in Italy, Ireland, Greece, Portugal and Spain have billed and unbilled trade receivables totalling £1.9 billion. IFRS contains specific requirements for impairment assessments of financial assets. We have a range of credit exposures and provisions for doubtful debts that are generally made by reference to consistently applied methodologies overlaid with judgements determined on a case-by-case basis reflecting the specific facts and circumstances of the receivable. See “Financial risk management – Credit risk” in note A6 to the consolidated financial statements for detailed disclosures on provisions against loans and receivables as well as disclosures about any loans and receivables that are past due at the end of the period, concentrations of risk and credit risk more generally.

50	Vodafone Group Plc Annual Report 2013

51	Vodafone Group Plc Annual Report 2013

Chairman’s overview

“Effective corporate governance is an essential prerequisite to sustainable business performance. Companies that operate with integrity at all times will maintain the trust of their investors, customers and other important stakeholders.”

Dear Shareholder

At Vodafone, we seek to create a working culture in which honesty, openness and fairness are valued and reinforced at all levels of the organisation, underpinned by a simple, clear and consistently applied governance framework.

The Board has overall responsibility for the manner in which your Company runs its affairs. How Vodafone achieves its goals matters: stakeholders rightly expect the highest standards of corporate behaviour in all our activities. Everyone is expected to work in the Vodafone Way and to follow our Code of Conduct, the details of which we explain on page 66. Central to this is the Company’s compliance function which is embedded within each of our local businesses and which has senior executive leadership at Group level and has regular and direct interaction with your Board.

To be effective, the Board must have a full understanding of the complexities of our sector, and in its composition it must also reflect the diversity of the societies within which Vodafone operates. The directors are drawn from seven different nationalities. Each director has extensive experience of emerging markets and international businesses and the majority of them have deep knowledge of the technology and data management sectors. The recent appointments of Omid Kordestani and, in 2011, Renee James, exemplify your Board’s forward-looking approach to maintain a high level of informed scrutiny, challenge and guidance as Vodafone’s strategy continues to evolve. My medium-term ambition for the composition of the Board is to bring in further marketing expertise. For further details, please see the directors’ biographies on page 52.

Gender is an important aspect of boardroom diversity. Vodafone supports the principles outlined in Lord Davies’ report, “Women on boards”, in February 2011 and aspires to have a minimum of 25% female representation on your Board by 2015. With the departure of Sir John Buchanan and Michel Combes from the Board and the appointment of Omid Kordestani, that proportion currently stands at 15%. Over the coming year and as opportunities to appoint arise, we will continue to seek candidates who have both the appropriate skills and who will help achieve the Board’s gender diversity aspiration.

No board can be effective over the long-term if it remains static in its thinking and passive in the face of rapid changes within both the Company and the wider industry. Your Board regularly seeks an external evaluation of its own effectiveness. In the spring of 2013, Ffion Hague of Independent Board Evaluation interviewed the directors and senior executives as part of a comprehensive review of the Board’s performance. Mrs Hague’s findings are summarised on page 58.

In common with many businesses, Vodafone is operating under tough economic conditions in most of our markets. Measures to preserve the value of the Company’s core assets will be a critical priority for the Board, as will further development of strategies to deliver growth over the years ahead. Doing so will require a combination of careful stewardship – underpinned by rigorous risk management processes – and agile decision-making to capture opportunities to create value for shareholders. I am confident that your Board is well-equipped to deliver against that mandate.

/s/ Gerard Kleisterlee

Gerard Kleisterlee

Chairman

21 May 2013

Compliance with the UK Corporate Governance Code

Throughout the year ended 31 March 2013 and to the date of this document, we complied with the code provisions and applied the main principles of the UK Corporate Governance Code (the ‘Code’). The FRC has issued a revised version of the Code which applies to financial years commencing on or after 1 October 2012. We will report on it for the first time in our 2014 financial year and intend to be in compliance. The Code can be found on the FRC website (frc.org.uk). We describe how we have applied those main principles in this section of the annual report which includes our statement of internal control and risk management, together with the “Directors’ remuneration” section on pages 67 to 82.

Corporate governance statement

We comply with the corporate governance statement requirements pursuant to the FCA’s Disclosure and Transparency Rules by virtue of the information included in this “Governance” section of the annual report together with information contained in the “Shareholder information” section on pages 166 to 173.

52	Vodafone Group Plc Annual Report 2013

Board of directors and Group management

Directors and senior management

Our business is managed by our Board of directors (‘the Board’). Biographical details of the directors and senior management as at 21 May 2013 are as follows (with further information available at vodafone.com/investor):

Gerard Kleisterlee Chairman Age: 66 Tenure: 2 years Nationality: Dutch

Skills and experience:

g Deep knowledge of consumer electronics, technology,
  healthcare and lifestyle sectors

g Wealth of experience operating in developed and
  emerging markets

g  Koninklijke Philips Electronics N.V. – President/Chief
  Executive Officer and Chairman of Board of
  Management (2001–2011)

g  Career with Philips spanning over 30 years

Other current appointments:

g  Daimler AG – Supervisory Board member

g Dell – Board member

g Royal Dutch Shell – Non-executive director and Audit
  Committee member

Board Committees:

g  Nominations and Governance (Chairman)

Vittorio Colao Chief Executive – Executive director Age: 51 Tenure: 6 years Nationality: Italian

Skills and experience:

g Over 20 years experience working in the telecoms
  sector

g  Vodafone Group Plc – Chief Executive Europe
  (2006–2008)

g RCS MediaGroup – Chief Executive (2004–2006)

g  Vodafone Group Plc – Regional Chief Executive
  Officer, Southern Europe (role later expanded to
  include Middle East and Africa regions) (2001–2004)

g  Omnitel Pronto Italia S.p.A. (became Vodafone
  Italy) – appointed Chief Executive in 1999
  (1996–2004)

g  McKinsey & Company (1986–1996)

Other current appointments:

g  Bocconi University, Italy – International Advisory
  Board member

g European Round Table of Industrialists – Steering
  Committee member

g  McKinsey & Company – Advisory Board member

g Oxford Martin School – Advisory Council member

Board Committees:

g  None

Andy Halford Chief Financial Officer – Executive director Age: 54 Tenure: 7 years Nationality: British

Skills and experience:

g  Extensive experience as a finance director of UK, US
  and multinational companies

g The Hundred Group of Finance Directors – Chairman
  (2010–2012)

g  Verizon Wireless partnership – Chief Financial Officer
  (2002–2005)

g Vodafone Group Plc – Financial Director for Northern
  Europe, Middle East and Africa region (2001–2002)

g  Vodafone Limited (UK operating company) – Financial
  Director (1999–2001)

g East Midlands Electricity Plc – Group Finance Director
  (1993–1998)

Other current appointments:

g Marks & Spencer Group plc – Non-executive director

g Verizon Wireless partnership – Board of
  Representatives member

Board Committees:

g  None

Stephen Pusey Chief Technology Officer – Executive director Age: 51 Tenure: 3 years Nationality: British

Skills and experience:

g  Wealth of international experience across wireline
  and wireless industries

g Extensive understanding of business applications
  and solutions

g  Nortel Networks Corporation – various positions
  over period of 23 years, including Executive
  Vice President and President of EMEA region
  (2001–2005)

g  British Telecom (1977–1982)

Other current appointments:

g  Verizon Wireless partnership – Board of
  Representatives member

Board Committees:

g None

Renee James Non-executive director Age: 48 Tenure: 2 years Nationality: American

Skills and experience:

g Deep knowledge of the high-tech sector

g Wide ranging experience of international management

g Intel Corporation – Executive Vice President and
  General Manager of the Software and Services
  Group (2012–2013)

g Intel Corporation – Senior Vice President (2010–2012)

g Intel Corporation – Vice President (2005–2010)

g Intel Software and Services Group – General Manager
  (2005–2010)

g Intel’s Microsoft Program Office – Vice President and
  General Manager (2000–2005)

g Intel Online Services (Intel’s datacenter business) –
  Director and Chief Operating Officer (1998–2000)

Other current appointments:

g Intel Corporation – President

g  Software subsidiaries of Intel Corporation: Havok Inc.,
  Wind River Systems Inc. and McAfee, Inc. – Chairman

g  VMware Inc – Independent director on Board of
  directors and Audit Committee member

Board Committees:

g  Remuneration

Alan Jebson Non-executive director Age: 63 Tenure: 6 years Nationality: British

Skills and experience:

g  Senior leader in international business

g Knowledge of international IT systems

g MacDonald, Dettwiler and Associates (Canada) –
  Non-executive director (2006–2012)

g HSBC Holdings plc – Group Chief Operating Officer
  (2003–2006); Group Chief Information Officer
  (1997–2003)

g Saudi British Bank – Senior Manager, Planning and
  Operations (1984–1987)

g HSBC Holdings plc – Head of IT Audit (1978–1984)

Other current appointments:

g  Experian plc – Non-executive director

Board Committees:

g Audit and Risk

Samuel Jonah Non-executive director Age: 63 Tenure: 4 years Nationality: Ghanaian

Skills and experience:

g  Widespread experience of business in Africa,
  particularly South Africa and Ghana

g Standard Bank of South Africa – Non executive
  Director (2006–2012)

g  Advisor to the former Presidents of Ghana (2001–2009)
  and South Africa (1999–2008)

g Awarded a Lifetime Award by the Commonwealth
  Business Council and African Business
  Magazine (2006)

g  Awarded the Companion of the Order of the Star
  (Ghana’s highest national award) (2006)

g Honorary Knighthood awarded (2003)

g  AngloGold Ashanti Ltd – Executive President
  (2002–2005)

g Lonmin Plc. – Director (1992–2004)

g  Ashanti Goldfields Co Ltd – Chief Executive Officer
  (1986–2002)

g Advisory Council of the President of the African
  Development Bank – Member (1990–1992)

Other current appointments:

g  Advisor to the Presidents of Togo and Nigeria

g Imara Energy Corp. – Chairman

g Iron Mineral Benefeciation Services – Non-executive
  Deputy Chairman

g Jonah Capital (Pty) Limited – Executive Chairman

g Range Resources Limited – Non-executive Chairman

g Metropolitan Insurance Company Limited – Chairman

g The Investment Climate Facility – Trustee/Member of
  Trustee Board

Board Committees:

g Remuneration

Omid Kordestani Non-executive director Age: 49 Tenure: <1 year Nationality: American

Skills and experience:

g  Innovator in the technology industry

g Commercial leader

g Google – Senior Vice President Sales and Business
  Development (1999–2009)

g  Netscape Communications – Vice President of
  Business Development (1997–1999)

g Netscape Communications – Director of OEM Sales
  (1995 –1997)

g The 3DO Company – Director of Product
  Management (1993–1995)

g GO Corporation – Director of Business Development
  (1991–1993)

g  Hewlett-Packard – Product Marketing Manager
  (1984–1989)

Other current appointments:

g Google – Senior Advisor to the Office of
  CEO/Founders

Board Committees:

g  None

53	Vodafone Group Plc
Annual Report 2013

Nick Land Non-executive director Age: 65 Tenure: 6 years Nationality: British

Skills and experience:

g  Financial expert with extensive international
  experience

g Retired from Ernst & Young in 2006 after a
  career spanning 36 years

g Ernst & Young – Chairman (1995–2006);
  Managing Partner of North European, Middle
  East, India and Africa region (1999–2006)

Other current appointments:

g  Alliance Boots GmbH – Non-executive director

g Alsbridge plc – Advisory Board member

g Ashmore Group plc – Non-executive director

g BBA Aviation plc – Non-executive director

g Farnham Castle – Chairman of the Board of
  Trustees

g  Financial Reporting Council – Non-executive
  director

g SNR Denton UK LLP – Board advisor

g The National Gallery – Member of Finance and
  Audit Committees

g The Vodafone Foundation – Chairman of the
  Board of Trustees

Board Committees:

g Audit and Risk (Chairman)

Anne Lauvergeon Non-executive director Age: 53 Tenure: 7 years Nationality: French

Skills and experience:

g Wealth of international business knowledge

g GDF SUEZ – Non-executive director
  (2000–2012)

g AREVA group – Chief Executive Officer
  (2001–2011)

g Areva NC (formerly Cogema) – Chairman
  and Chief Executive Officer (1999–2011)

g Alcatel – Senior Executive Vice President;
  Executive Committee member (1997–1999)

g Lazard Frères & Cie – Partner (1995–1997)

g French Presidency – Deputy Chief of Staff
  (1991–1995); Advisor for Economic
  International Affairs (1990)

Other current appointments:

g A.L.P. SAS – Chief Executive Officer

g American Express Company –
  Non-executive director

g EADS N. V. – Non-executive director

g Efficiency Capital – Partner

g Total S.A. – Non-executive director

Board Committees:

g Audit and Risk

Luc Vandevelde Senior Independent Director Age: 62 Tenure: 9 years Nationality: Belgian

Skills and experience:

g  Financial, management and marketing skills in
  international business

g Societe Generale – Director (2006–2012)

g  Carrefour S.A. – Chairman (2005–2007)

g Marks and Spencer Group plc – Chairman
  (2000–2004) Promodès/Carrefour – Chief
  Executive Officer (1995–2000)

g Kraft General Foods (1971–1995)

Other current appointments:

g Change Capital Partners LLP – Founder and
  Chairman

Board Committees:

g  Nominations and Governance

g  Remuneration (Chairman)

Anthony Watson CBE Non-executive director Age: 68 Tenure: 7 years Nationality: British

Skills and experience:

g  Extensive experience in investment and
  asset management

g  Queen’s University, Belfast – Honorary
  degree of Doctor of Science (Economics)
  (2012)

g Awarded a CBE for his services to the
  economic redevelopment of Northern
  Ireland (2009)

g Norges Bank Investment Management
  – Advisory Board member (2007–2012)

g Marks and Spencer Pension Trust –
  Chairman (2005–2010)

g  Financial Reporting Council – Member
  (2004–2007)

g Strategic Investment Board in Northern
  Ireland – Chairman (2003–2010)

g Hermes Pensions Management Ltd – Chief
  Executive (2002–2006); Chief Investment
  Officer (1998–2002)

g Asian Infrastructure Fund – Chairman
  (1999–2010)

g AMP Asset Management plc – Managing
  Director (1995–1998)

g Citicorp Investment Management – Chief
   International Investment Officer (1991–
   1998)

Philip Yea Non-executive director

Skills and experience:

g Private equity investor with experience of
  business and financial turnaround

g 3i Group plc – Chief Executive (2005–2009)

g HBOS plc – Non-executive director
  (2001–2004)

g Manchester United plc – Non-executive
  director (2000–2004)

g  Investcorp – Managing Director (1999–2004)

g Guinness PLC – Finance Director, becoming
  Finance Director of Diageo plc upon merger
  of Guinness and Grand Metropolitan PLC in
  1997 (1993–1999)

Other current appointments:

g  Hammerson plc – Senior Independent Director

g Lloyds Banking Group plc – Non-executive
   director

g The Shareholder Executive – Board member

g Witan Investment Trust – Senior Independent
   Director

Board Committees:

g Audit and Risk

g  Nominations and Governance

Age: 58 Tenure: 7 years Nationality: British

Other current appointments:

g Advisor to HRH Duke of York

g Bridges Ventures LLP – Advisory Board
  member

g British Heart Foundation – Chairman of the
  Trustees

g  PricewaterhouseCoopers – Advisory Board
   member in the UK

g The Francis Crick Institute – Independent
   director and trustee on the Board

Board Committees:

g  Nominations and Governance

g  Remuneration

Copies of the service agreements of the executive directors and letters of appointment of the non-executive directors are available for inspection at our registered office.

54	Vodafone Group Plc Annual Report 2013

Executive Committee

Chaired by Vittorio Colao, this Committee focuses on our strategy, financial structure and planning, financial and competitive performance, succession planning, organisational development and Group-wide policies. The Executive Committee includes the executive directors, details of whom are shown on page 52, and the senior managers who are listed below. Further information on the Executive Committee can be found on page 64.

Senior management

Members of the Executive Committee who are not also executive directors are regarded as senior managers of the Company.

Paolo Bertoluzzo Chief Executive Officer, Southern Europe Age: 47 Tenure: <1 year Nationality: Italian

Career history:

g  Vodafone Italy – Chief Executive Officer
  (2008–present); Chief Commercial Officer (2007);
  Chief Operating Officer (2006); Head of the
  Consumer Division (2005)

g  Vodacom – Board member (2010–2012)

g Omnitel Pronto Italia S.p.A. (became Vodafone Italy)
  – various senior roles including Strategy Planning
  Director (1999–2005)

g Bain & Company – Manager (1995–1999)

g Monitor Company – Consultant (1991–1994)

Warren Finegold Group Strategy and Business Development Director Age: 56 Tenure: 7 years Nationality: British

Career history:

g UBS Investment Bank – Managing Director and
  Head of its Technology team in Europe (1995–2006)

g Goldman Sachs International – Executive Director,
  holding positions in New York and London
  (1985–1995)

g Hill Samuel & Co. Limited – Corporate Finance
  Executive (1981–1985)

Philipp Humm Chief Executive Officer, Northern and Central Europe Age: 53 Tenure: <1 year Nationality: German

Career history:

g  T-Mobile USA – President and Chief Executive
  Officer (2010–2012)

g T-Mobile International – Chief Regional Officer
  Europe; Executive Committee member
  (2009–2010)

g T-Mobile Germany – Chief Executive Officer;
  Chief Sales Officer (2005–2008)

g  Entrepreneur (2002–2005)

g  Amazon – Managing Director, Germany and
  France; Vice President Europe (2000–2002)

g Tengelmann (German grocery retailer) – Executive
  Board member; Chief Executive Officer of
  Plus (food-discounter) (1992–1999)

g McKinsey (1986–1992)

Nick Jeffery Group Enterprise Director Age: 45 Tenure: <1 year Nationality: British

Career history:

g Cable & Wireless Worldwide – Chief Executive
  (2012–2013)

g Vodafone Global Enterprise – Chief Executive
  (2006–2012)

g  Vodafone Group Plc – Marketing Director for
  business (2004–2006)

g Ciena – Senior Vice President (2003–2004)

g  Microfone – Founder (2002–2003)

g Cable & Wireless plc (Mercury Communications)
  – led UK and international markets’ business units
  (1991–2002)

Matthew Kirk Group External Affairs Director Age: 52 Tenure: 4 years Nationality: British

Career history:

g  Vodafone Group Plc – Group Director of External
  Relationships (2006–2009)

g British Ambassador to Finland (2002–2006)

g  Member of the British Diplomatic Service for more
  than 20 years

Morten Lundal Group Chief Commercial Officer Age: 48 Tenure: 4 years Nationality: Norwegian

Career history:

g  Vodafone Group Plc – Chief Executive Officer of
  the Central Europe and Africa region (2008–2010)

g Telenor (Nordic mobile operator) – Chief Executive
  Officer of DiGi Telecommunications (Telenor’s
  Malaysian subsidiary) (2004–2008); various
  senior positions at Telenor, including Chief
  Executive Officer for the Internet Division and
  Telenor Business Solutions; Executive Vice
  President for Corporate Strategy (1997–2004)

Rosemary Martin Group General Counsel and Company Secretary Age: 53 Tenure: 3 years Nationality: British

Career history:

g  Practical Law Group – Chief Executive Officer (2008)

g Reuters Group Plc – Group General Counsel and
  Company Secretary (2003–2008), Company
  Secretary (1999–2003), Deputy Company
  Secretary (1997–1999)

g Mayer, Brown, Rowe & Maw – Partner (1990–1997)

Nick Read Chief Executive Officer, Africa, Middle East and Asia Pacific region Age: 48 Tenure: 4 years Nationality: British

Career history:

g  Vodafone Limited (UK operating company) – various
  senior roles, including Chief Financial Officer,
  Chief Commercial Officer and Chief Executive
  Officer (2002–2008)

g  United Business Media plc – Chief Financial Officer
  of subsidiary Miller Freeman Worldwide plc
  (1999–2001)

g  Federal Express Worldwide Inc. – senior global
  finance positions (1989–1999)

Ronald Schellekens Group Human Resources Director Age: 49 Tenure: 4 years Nationality: Dutch

Career history:

g Royal Dutch Shell Plc – HR Executive Vice President
  for global downstream business (2003–2008)

g PepsiCo – various international senior human
  resources roles in England, South Africa,
  Switzerland and Spain (1994–2003)

g  AT&T Network Systems – human resources roles in
  the Netherlands and Poland (1986–1994)

55	Vodafone Group Plc Annual Report 2013

Corporate governance

Our governance framework

Responsibility for good governance lies with your Board. There is a strong and effective governance system in place throughout the Group.

How the Board operates

The role of the Board

The Board is responsible for the overall conduct of the Group’s business and has the powers and duties set out in the relevant laws of England and Wales and our articles of association. The Board:

g	is responsible for setting the Group strategy and for the management, direction and performance of our businesses;

g	is accountable to shareholders for the proper conduct of the business;

g	is responsible for the long-term success of the Company, having regard for the interests of all stakeholders; and

g	is responsible for ensuring the effectiveness of and reporting on our system of corporate governance.

The Board has a formal schedule of matters reserved for its decision and these include:

g	Group strategy and long-term plans;

g	major capital projects, acquisitions or divestments;

g	annual budget and operating plan;

g	Group financial structure, including tax and treasury;

g	annual and half-year financial results and shareholder communications; and

g	system of internal control and risk management.

The schedule is reviewed annually. It was last reviewed in March 2013 when it was decided that no amendments were required.

Other specific responsibilities are delegated to Board committees, details of which are given on pages 60 to 63.

56	Vodafone Group Plc Annual Report 2013

Corporate governance (continued)

Board composition

Our Board consists of 13 directors, 12 of whom served throughout the year. At 31 March 2013, in addition to the Chairman, Gerard Kleisterlee, there were three executive directors and nine non-executive directors. Omid Kordestani was appointed as a non-executive director with effect from 1 March 2013. Michel Combes and Sir John Buchanan were members of the Board until their respective retirements at the AGM on 24 July 2012.

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

The balance and independence of our Board is kept under review by our Nominations and Governance Committee, details of which can be found on page 60.

Tenure of non-executive directors

The Code suggests that length of tenure is a factor to consider when determining the independence of non-executive directors. The table below shows the tenure and independence of each of our non-executive directors. We consider all of our non-executive directors to be independent.

	Date first elected by shareholders	Years from first election to 2013 AGM	Considered to be independent by the Board
Gerard Kleisterlee	July 2011	2	See note	[1]
Renee James	July 2011	2	Yes
Alan Jebson	July 2007	6	Yes
Samuel Jonah	July 2009	4	Yes
	To be put for
Omid Kordestani	election July 2013	n/a	Yes
Nick Land	July 2007	6	Yes
Anne Lauvergeon	July 2006	7	Yes
Luc Vandevelde	July 2004	9	Yes	[2]
Anthony Watson	July 2006	7	Yes
Philip Yea	July 2006	7	Yes

Notes:

1	Considered to be independent on appointment.
2	Considered to be independent for the reasons given on page 60.

Key roles and responsibilities

The Chairman Gerard Kleisterlee
The role of the Chairman is set out in writing and agreed by the Board. He is responsible for:

g the effective operation, leadership and governance of the Board;

g ensuring effectiveness of the Board;

g setting the agenda, style and tone of Board discussions; and

g ensuring the directors receive accurate, timely and clear information.

The Senior Independent Director Luc Vandevelde

The Senior Independent Director is responsible for:

g acting as a sounding board for the Chairman;

g serving as an intermediary for the other directors;

g   being available to shareholders if they have
  concerns which they have not been able to resolve
  through the normal channels of the Chairman, Chief
  Executive or other executive directors or for which
  such contact is inappropriate; and

g conducting an annual review of the performance of the Chairman and, in the event it should be necessary, convening a meeting of the non- executive directors.

The Chief Executive Vittorio Colao
The role of the Chief Executive is set out in writing and agreed by the Board. He is responsible for:

g management of the Group’s business;

g implementation of the Company’s strategy and policies;

g maintaining a close working relationship with the Chairman; and

g chairing the Executive Committee.

The Company Secretary Rosemary Martin

The Company Secretary acts as Secretary to the Board. In doing so she:

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

Biographical details of the Chairman, Chief Executive and Senior Independent Director can be found on pages 52 and 53 or at vodafone.com/board. Biographical details of the Company Secretary can be found on page 54 or at vodafone.com/exco. The appointment or removal of the Company Secretary is a matter for the Board as a whole.

57	Vodafone Group Plc Annual Report 2013

Conflicts of interest

The Board is aware of the other commitments of its directors and is satisfied that these do not conflict with their duties as directors of the Company. The process for monitoring conflicts is as follows:

g	changes to the commitments of all directors are reported to the Board;

g	the directors are required to complete a conflicts questionnaire initially on appointment and annually thereafter;

g	any conflicts identified would be submitted to the Board (excluding the director to whom the potential conflict related) for consideration and, as appropriate, authorisation in accordance with the Companies Act 2006 and the articles of association;

g	where authorisation is granted, it would be recorded in a register of potential conflicts and reviewed periodically; and

g	directors are responsible for notifying the Company Secretary if they become aware of actual or potential conflict situations or a change in circumstances relating to an existing authorisation.

No conflicts of interest have been identified during the year.

Board meetings

Matters considered at all Board meetings include:

g	the Chief Executive’s report on strategic and business developments;

g	the Chief Financial Officer’s report which includes the latest available management accounts;

g	an operations update (covering commercial, technology and operational matters);

g	a report on potential changes to the Group’s portfolio of corporate assets; and

g	where applicable, reports from the Nominations and Governance Committee, Audit and Risk Committee and Remuneration Committee.

In addition to the standing agenda items, deep-dive topics covered by the Board during the year included brand performance, strategies for the Company’s consumer and enterprise businesses, new services, spectrum auctions, privacy regulations, regional performance and strategies, health and safety, talent and the control environment.

Board activities in the 2013 financial year

Board activities are structured to assist the Board in achieving its goal to support and advise executive management on the delivery of the Group’s strategy within a transparent governance framework.

The diagram below shows the key areas of focus for the Board which appear as items on the Board’s agenda at relevant times throughout the year. Concentrated discussion of these items assists the Board in making the right decisions based on the long-term opportunities for the business and its stakeholders.

58	Vodafone Group Plc Annual Report 2013

Corporate governance (continued)

Board effectiveness

Board effectiveness is reviewed every year. After the 2012 review, the Chairman introduced a few changes to Board procedure, including a non-executives only session before each Board meeting, as well as a session involving just the non-executive directors and the CEO. This has been a successful initiative, creating an additional platform for non-executives to discuss issues or concerns, without prejudicing the activities of the Board meeting itself

The Chairman is responsible for ensuring that each director receives an induction on joining the Board and receives the training he or she requires. The Company Secretary organises the induction.

Director induction
On appointment, directors receive a personalised induction programme covering amongst other things:

gthe business of the Group;
gtheir legal and regulatory responsibilities as directors;
gbriefings and presentations from relevant executives; and
gopportunities to visit business operations.

Information and professional development

Keeping up-to-date with key business developments is essential for the directors to maintain and enhance their effectiveness. This is achieved as follows:

g	from time to time the Board receives presentations from executives in our business on matters of significance. This year the Chief Technology Officer and the regional chief executives delivered a presentation on the technology and business models of sectors adjacent to our own;

g	financial plans, including budgets and forecasts, are regularly discussed at Board meetings;

g	the directors have the opportunity to learn the views of major investors at planned events throughout the year (see “Shareholder engagement” on page 64);

g	our directors periodically visit different parts of the Group. In September 2012 the Board met with senior management in Spain;

g	the non-executive directors are provided with briefings and information to assist them in performing their duties;

g	the directors are regularly updated on the Group’s businesses and the regulatory and industry specific environments in which we operate. Updates are by way of written briefings and meetings with senior executives and, where appropriate, external sources.

As part of their annual performance evaluation, directors are given the opportunity to discuss training and development needs. Directors are expected to take responsibility for identifying their training needs and to take steps to ensure that they are adequately informed about the Company and their responsibilities as a director. The Board is confident that all its members have the knowledge, ability and experience to perform the functions required of a director of a listed company.

Performance evaluation

Each year the performance of the Board, its committees and directors is evaluated. Every third year the evaluation is conducted by an external advisor. This year the performance evaluation was conducted by Ffion Hague of Independent Board Evaluation. Mrs Hague is an independent advisor and has no other connection with the Company.

The evaluation process took place in the spring of 2013 and involved interviews with the Chairman, each Board member, the Company Secretary, senior management, senior executives who frequently interact with the Board or its committees, and the auditor, Deloitte LLP. Reports on the effectiveness of the Board and its committees were prepared by Mrs Hague. She discussed these with the Chairman and with the chairmen of the committees. Mrs Hague also discussed individual directors’ performance with the Chairman and the Chairman’s performance with Luc Vandevelde, the senior independent director. The Board and the Board committees considered the reports of their effectiveness at their meetings in May 2013. Mr Vandevelde gave feedback to the Chairman on his performance.

Mrs Hague’s reports were positive about the performance of the Board and each of its committees. In particular, she highlighted the Board’s strengths with respect to the seriousness with which it takes its accountability to shareholders, its focus on governance and the smooth operation of the Board and its committees. In light of Mrs Hague’s review, the Board considers the performance of each director to be effective and has concluded that the Board and its committees provide the effective leadership and control required.

As a result of recommendations made in this year’s Board performance evaluation, the Board has agreed:

g	to develop further its approach to strategic planning and involve all the directors earlier in the process of strategy development;

g	to provide more opportunities for the directors to meet with executives to assist in succession planning; and

g	to ensure that induction of new directors enables them rapidly to contribute fully to the Board.

The Board will continue to review its procedures, its effectiveness and development in the financial year ahead.

59	Vodafone Group Plc Annual Report 2013

Re-election of directors

All the directors submit themselves for re-election at the AGM to be held on 23 July 2013 with the exception of Omid Kordestani who will seek election for the first time in accordance with the articles of association. The Nominations and Governance Committee confirmed to the Board that the contributions made by the directors offering themselves for re-election at the AGM in July 2013 continue to be effective and that the Company should support their re-election.

Independent advice

The Board recognises that there may be occasions when one or more of the directors feels it is necessary to take independent legal and/or financial advice at the Company’s expense. There is an agreed procedure to enable them to do so which is managed by the Company Secretary.

Indemnification of directors

In accordance with our articles of association and to the extent permitted by the laws of England and Wales, directors are granted an indemnity from the Company in respect of liabilities incurred as a result of their office. In addition, we maintained a directors’ and officers’ liability insurance policy throughout the year. Neither our indemnity nor the insurance provides cover in the event that a director is proven to have acted dishonestly or fraudulently.

Board committees

The Board has a Nominations and Governance Committee, an Audit and Risk Committee and a Remuneration Committee. Further details of these committees can be found in their reports on pages 60 to 63. The terms of reference of each of these committees can be found on our website at vodafone.com/governance.

The committees are provided with all necessary resources to enable them to undertake their duties in an effective manner. The Company Secretary or her delegate acts as secretary to the committees. The minutes of committee meetings are circulated to all directors.

The calendar for meetings of the Board and its committees is shown below.

	Apr 12	May 12	Jun 12	Jul 12	Aug 12	Sep 12	Oct 12	Nov 12	Dec 12	Jan 13	Feb 13	Mar 13
Board (scheduled meetings)		•		•		•		•	•	•	•	•
Nominations and Governance Committee				•		•				•		•
Audit and Risk Committee		•				•		•				•
Remuneration Committee		•		•				•		•		•

Directors unable to attend a Board meeting because of another engagement are provided with the briefing materials and can discuss issues arising in the meeting with the Chairman or the Chief Executive. In addition to at least eight scheduled Board meetings, there may be a number of other meetings to deal with specific matters. Each scheduled Board meeting is preceded by a meeting of the Chairman and non-executive directors.

Attendance at scheduled meetings of the Board and its committees in the 2013 financial year

Director	Board	Nominations and Governance Committee	Audit and Risk Committee	Remuneration Committee
Chairman
Gerard Kleisterlee[1]	8/8	4/4
Senior Independent Director
Luc Vandevelde[2]	8/8	4/4		5/5
Sir John Buchanan[3]	2/2	1/1	1/1
Chief Executive
Vittorio Colao	8/8
Executive directors
Michel Combes[4]	2/2
Andy Halford	8/8
Stephen Pusey	8/8
Non-executive directors
Renee James	8/8			3/3
Alan Jebson	8/8		4/4
Samuel Jonah	8/8			5/5
Omid Kordestani[5]	1/1
Nick Land[6]	8/8		4/4
Anne Lauvergeon	7/8		4/4
Anthony Watson	8/8	4/4	3/3	2/2
Philip Yea	7/8	3/3		5/5

Notes:

1	Chairman of the Nominations and Governance Committee.
2	Senior Independent Director from the conclusion of the AGM on 24 July 2012; Chairman of the Remuneration Committee.
3	Deputy Chairman and Senior Independent Director until he retired on 24 July 2012.
4	Executive director until he retired on 24 July 2012.
5	Appointed to the Board with effect from 1 March 2013.
6	Chairman and financial expert of the Audit and Risk Committee.

60	Vodafone Group Plc Annual Report 2013

Corporate governance (continued)

Key objective:

to ensure the Board comprises individuals with the necessary skills, knowledge and experience to ensure that it is effective in discharging its responsibilities and oversight of all matters relating to corporate governance.

Responsibilities:

g	leads the process for identifying and making recommendations to the Board regarding candidates for appointment as directors, giving full consideration to succession planning and the leadership needs of the Group;

g	makes recommendations to the Board on the composition of the Board’s committees;

g	regularly reviews and makes recommendations in relation to the structure, size and composition of the Board including the diversity and balance of skills, knowledge and experience, and the independence of the non-executive directors;

g	oversees the performance evaluation of the Board, its committees and individual directors (see page 58);

g	reviews the tenure of each of the non-executive directors; and

g	is responsible for the oversight of all matters relating to corporate governance, bringing any issues to the attention of the Board.

Committee meetings

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

Main activities of the Committee during the year

The Committee met four times during the year and considered executive succession planning, replenishment of the Board and the Board effectiveness review.

The Committee leads the process for appointments to the Board. There is a formal, rigorous and transparent procedure for the appointment of new directors. Candidates are identified and selected on merit against objective criteria and with due regard to the benefits of diversity on the Board, including gender. During the year, an external search was commissioned, using an independent executive search firm, Korn Ferry, which has no other connection with the Company, to search for non-executive director candidates with relevant international experience in the high-tech sector. Omid Kordestani was identified as a potential candidate and subsequently recommended to the Board by the Nominations and Governance Committee on the basis that he met the desired criteria.

The Board acknowledges that diversity extends beyond the boardroom and supports management in their efforts to build a diverse organisation. It endorses the Company’s policy to attract and develop a highly qualified and diverse workforce; to ensure that all selection decisions are based on merit and that all recruitment activities are fair and non-discriminatory. The boardroom diversity policy was introduced in February 2012 and reviewed by the Committee in March 2013. It acknowledges the importance of diversity, including gender, to the effective functioning of the Board and focuses on our aspiration to have a minimum of 25% female representation on the Board by 2015. Following the respective retirements of Sir John Buchanan and Michel Combes, together with the appointment of Omid Kordestani, at 21 May 2013 the Board has 15% female representation. Subject to securing suitable candidates, when making appointments we will seek directors who fit the skills criteria and gender balance that is in line with the Board’s aspiration. We continue to focus on encouraging diversity of business skills and experience, recognising that directors with diverse skills sets, capabilities and experience gained from different geographic and cultural backgrounds enhance the Board. Further information, including the proportions of women in senior management, is shown in “Our people” on page 35, and within the organisation overall, is contained in our 2013 sustainability report, available at vodafone.com/sustainability.

This year, when reviewing the re-election of directors at the AGM in July, the Committee took account of the fact that Luc Vandevelde will have served ten years as of 31 August 2013. The Board has considered the matter carefully and believes that Luc Vandevelde continues to demonstrate the qualities of independence in carrying out his role, supporting the executive directors and senior management in an objective manner. His length of service and resulting experience and knowledge of the Company is of great benefit to the Board. We will continue to keep his independence under review.

In the year ahead the Committee will continue to assess what enhancements should be made to the Board’s and committees’ composition and will continue to monitor developments in corporate governance to ensure the Company remains at the forefront of good governance practices.

/s/ Gerard Kleisterlee

Gerard Kleisterlee

On behalf of the Nominations and Governance Committee

21 May 2013

61	Vodafone Group Plc Annual Report 2013

Key objective:

the provision of effective governance over the appropriateness of the Group’s financial reporting including the adequacy of related disclosures, the performance of both the internal audit function and the external auditor, and the management of the Group’s systems of internal control, business risks and related compliance activities.

Responsibilities:

g	reviewing our financial results announcements and financial statements and monitoring compliance with relevant statutory and listing requirements;

g	reporting to the Board on the appropriateness of our accounting policies and practices including critical accounting policies and practices;

g	advising the Board on whether the Committee believes the annual report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s performance, business model and strategy;

g	overseeing the relationship with the external auditor;

g	reviewing the scope, resources, results and effectiveness of the activity of the Group internal audit department;

g	monitoring our compliance efforts in respect of section 404 of the US Sarbanes-Oxley Act;

g	considering and making recommendations to the Board on the nature and extent of the significant risks the Group is willing to take in achieving its strategic objectives;

g	overseeing the Group’s compliance processes; and

g	performing in-depth reviews of specific areas of financial reporting, risk and internal controls, as determined by the Committee.

The Committee members have been selected with the aim of providing the wide range of financial and commercial expertise necessary to fulfil the Committee’s duties. The Board considers that I have recent and relevant financial experience, as required by the Code, and has designated me as its financial expert on the Committee for the purposes of the US Sarbanes-Oxley Act.

Committee meetings

The Committee meets at least four times during the year. Meetings are attended by the independent non-executive directors and, by invitation, the Chief Executive, the Chief Financial Officer, the Group Financial Controller, the Group Financial Reporting Director and the Group Audit Director. Other relevant people from the business are also invited to attend certain meetings in order to provide a deeper level of insight into certain key issues and developments. I also invite our external auditor, Deloitte LLP, to each meeting. The Committee regularly meets separately with each of Deloitte LLP, the Chief Financial Officer and the Group Audit Director without others being present.

Main activities of the Committee during the year

The Committee assists the Board in carrying out its responsibilities in relation to financial reporting requirements, risk management and the assessment of internal controls. It also reviews the effectiveness of the Company’s internal audit function and manages the Company’s relationship with the external auditor.

As part of this process of working with the Board and to maximise effectiveness, meetings of the Committee generally take place just prior to a Company Board meeting. I report to the Board as part of a separate agenda item, on the activity of the Committee and matters of particular relevance to the Board in the conduct of their work.

Following the publication of the revised version of the UK Corporate Governance Code, which applies to financial years commencing on or after 1 October 2012, the Board requested that the Committee advise them on whether we believe the annual report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s performance, business model and strategy.

The Committee’s terms of reference have been amended to reflect this and can be found on our website at vodafone.com/governance.

At its four meetings during the year, the Committee focused on:

Financial reporting

The primary role of the Committee in relation to financial reporting is to review with both management and the external auditor of the appropriateness of the half-year and annual financial statements concentrating on, amongst other matters:

g	the quality and acceptability of accounting policies and practices;

g	the clarity of the disclosures and compliance with financial reporting standards and relevant financial and governance reporting requirements;

g	material areas in which significant judgements have been applied or there has been discussion with the external auditor;

g	whether the annual report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s performance, business model and strategy; and

g	any correspondence from regulators in relation to our financial reporting.

To aid our review, the Committee considers reports from the Group Financial Controller and the Group Financial Reporting Director and also reports from the external auditor on the outcomes of their half-year review and annual audit. As a Committee we support Deloitte LLP in displaying the necessary professional scepticism their role requires.

62	Vodafone Group Plc Annual Report 2013

Corporate governance (continued)

The primary areas of judgement considered by the Committee in relation to the 2013 accounts, and how these were addressed, were:

g	Goodwill impairment testing

The judgements in relation to asset impairment largely relate to the assumptions underlying the calculation of the value in use of the business being tested for impairment, primarily the achievability of the long-term business plan and macroeconomic assumptions underlying the valuation process. This is particularly challenging in relation to the Group’s interests in Southern Europe given lower medium-term visibility of economic and business performance and material changes in other valuation assumptions. The Committee addresses these matters through receiving reports from management outlining the basis for the assumptions used. Business plans are Board approved. In addition, this area is a prime source of audit focus and accordingly Deloitte LLP provide detailed reporting to the Committee.

g	Taxation

Provisioning for potential current tax liabilities and the level of deferred tax asset recognition in relation to accumulated tax losses are underpinned by a range of judgements. The Committee addresses these issues through a range of reporting from senior management and a process of challenging the appropriateness of management’s views including the degree to which these are supported by professional advice from external legal and other advisory firms. This is also an area of higher audit risk and accordingly the Committee receives detailed verbal and written reporting from Deloitte LLP on these matters.

g	Liability provisioning

The level of provisioning for contingent and other liabilities is an issue where management and legal judgements are important. These are addressed through the Committee discussing with management the key judgements made, including relevant legal advice that may have been received. Deloitte LLP also report on all material contingent liabilities.

Internal control

We reviewed the process by which the Group evaluated its control environment. Our work here was driven primarily by the Group Audit Director’s reports on the effectiveness of internal controls, significant identified frauds and any identified fraud that involved management or employees with a significant role in internal controls. In addition we received updates from the Group’s Compliance Director on compliance related activities. I meet privately with the Group’s Internal Audit and Compliance Directors outside the formal committee process as necessary.

During the year the Committee also conducted in-depth reviews into the control environments and risk management processes in a number of our markets and also conducted a review of the internal audit function. This review included the scope of Internal Audit’s activity and resourcing together with areas of focus and planning for the next three years.

Oversight of the Group’s compliance activities in relation to section 404 of the Sarbanes-Oxley Act also fell within the Committee’s remit.

Risk management

The Group’s risk assessment process and the way in which significant business risks are managed is a key area of focus for the Committee. Our work here was driven primarily by the Group’s assessment of its principal risks and uncertainties, as set out on pages 46 to 49. We receive reports from the Group Audit Director on the Group’s risk evaluation process and review changes to significant risks identified at both operating entity and Group levels.

Information security is another area of regular focus for the Committee. During the year we conducted a further in-depth review of the security around IT infrastructure and customer information.

In addition the Committee also conducted in-depth reviews into the Group’s finance operations transformation programme and assessment of tax risks.

We view these reviews as being critical to the role of the Committee, as they allow us to meet key business leaders responsible for these areas and provide independent challenge to their activities.

Internal audit

Monitoring and review of the scope, extent and effectiveness of the activity of the Group Internal Audit department is an agenda item at each Committee meeting. Reports from the Group Audit Director usually include updates on audit activities, progress of the Group audit plan, the results of any unsatisfactory audits and the action plans to address these areas, and resource requirements of the Internal Audit department. Further we receive summaries of investigations into known or suspected fraudulent activities by both third parties and employees. We hold private discussions with the Group Audit Director as necessary throughout the year and I also meet with him regularly outside the formal committee process and play a major role in setting his annual objectives.

External audit

The effectiveness of the external audit process is dependent on appropriate audit risk identification at the start of the audit cycle. We receive from Deloitte LLP a detailed audit plan, identifying their assessment of these key risks. For the 2013 financial year the primary risks identified were in relation to goodwill impairment, provisioning for current tax liabilities and deferred tax asset recognition, due to the inherent management judgement required in these areas. These risks are tracked through the year and we challenged the work done by the auditors to test management’s assumptions and estimates around these areas. We assess the effectiveness of the audit process in addressing these matters through the reporting we receive from Deloitte LLP at both the half-year and year end. In addition we also seek feedback from management on the effectiveness of the audit process. For the 2013 financial year, management were satisfied that there had been appropriate focus and challenge on the primary areas of audit risk and assessed the quality of the audit process to be good. The Audit and Risk Committee concurred with the view of management.

We hold private meetings with the external auditor at each Committee meeting to provide additional opportunity for open dialogue and feedback from the Committee and the auditor without management being present. Matters typically discussed include the auditor’s assessment of business risks and management activity thereon, the transparency and openness of interactions with management, confirmation that there has been no restriction in scope placed on them by management, independence of their audit and how they have exercised professional scepticism. I also meet with the external lead audit partner outside the formal committee process throughout the year.

Appointment and independence

The Committee considers the reappointment of the external auditor, including the rotation of the audit partner, each year and also assesses their independence on an ongoing basis. The external auditor is required to rotate the audit partner responsible for the Group audit every five years. The current lead audit partner has been in place for four years.

Deloitte LLP has been the Company’s external auditor since its stock market listing in 1988 (25 years). Whilst the Group has not formally tendered the audit since then, as part of the Committee’s review of the objectivity and effectiveness of the audit process a detailed

63	Vodafone Group Plc Annual Report 2013

assessment was undertaken in 2011 as to whether the Group should consider putting the audit engagement out to tender. This process included the re-proposal by Deloitte LLP of their audit approach. While a recommendation to retain Deloitte as auditor was made, it was decided to review this annually. Having considered the need to tender the position for the current year, the Committee has provided the Board with its recommendation to the shareholders on the reappointment of Deloitte LLP as external auditor for the year ending 31 March 2014. Accordingly a resolution proposing the reappointment of Deloitte LLP as our auditor will be put to the shareholders at the 2013 AGM. There are no contractual obligations restricting the Committee’s choice of external auditor and we do not indemnify our external auditor. We continue to consider the audit tendering provisions outlined in the revised UK Corporate Governance Code, which we are very supportive of.

In its assessment of the independence of the auditor and in accordance with the US Public Company Accounting Oversight Board’s standard on independence, the Committee receives details of any relationships between the Company and Deloitte LLP that may have a bearing on their independence and receives confirmation that they are independent of the Company within the meaning of the securities laws administered by the US Securities & Exchange Commission (‘SEC’).

During the year Deloitte LLP and member firms of Deloitte Touche Tohmatsu Limited charged the Group £9 million (2012: £8 million, 2011: £9 million) for audit and audit related services. The Committee approved the fees for audit services for 2013 after a review of the level and nature of work to be performed, including the impact of acquisitions, and after being satisfied by Deloitte LLP that the fees were appropriate for the scope of the work required.

Non-audit services

To further safeguard the objectivity and independence of the external auditor from becoming compromised, the Committee has a formal policy governing the engagement of the external auditor to provide non-audit services. No material changes have been made to this policy during the year. This precludes Deloitte LLP from providing certain services such as valuation work or the provision of accounting services and also sets a presumption that Deloitte should only be engaged for non-audit services where there is no legal or practical alternative supplier.

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

In addition to the statutory audit fee, Deloitte LLP and member firms of Deloitte Touche Tohmatsu Limited charged the Group £1 million for audit-related assurance services in connection with statutory and regulatory filings and a further £0.4 million for taxation advisory services and other non-audit services, primarily debt issuance related. Further details of the fees paid, for both audit and non-audit services, can be found in note 3 to the consolidated financial statements.

Committee evaluation

The Committee’s activities formed part of the external review of Board effectiveness performed in the year. Details of this process can be found under “Performance evaluation” on page 58.

/s/ Nick Land

Nick Land

On behalf of the Audit and Risk Committee

21 May 2013

Key objective:

to assess and make recommendations to the Board on the policies for executive remuneration and packages for the individual executive directors.

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

Committee meetings

The Chairman and Chief Executive may attend the Committee’s meetings by invitation but they do not attend when their individual remuneration is discussed. No director is involved in deciding his or her own remuneration. The Committee met five times during the year.

Main activities of the Committee during the year

A detailed report to shareholders from the Committee on behalf of the Board in which, amongst other things, I have included a description of the Committee’s activities during the year, is contained in “Directors’ remuneration” on pages 67 to 82.

/s/ Luc Vandevelde

Luc Vandevelde

On behalf of the Remuneration Committee

21 May 2013

64	Vodafone Group Plc Annual Report 2013

Corporate governance (continued)

Executive Committee
The Committee meets 11 times a year under the chairmanship of the Chief Executive. Topics covered by the Committee include:
g Chief Executive update on the business and business environment;
g regional chief executives’ updates;
g Group function heads’ updates;
g substantial business developments and projects;
g talent;
g presentations from various function heads, for example, the Group Financial Controller, Head of Internal Audit and the Group Compliance Director;
g competitor analysis; and
g strategy.

Annually, the Executive Committee, together with the chief executives of the major operating companies, conduct a strategy review to identify key strategic issues to be presented to the Board. The agreed strategy is then used as a basis for developing the upcoming budget and three year operating plans.

The Executive Committee members’ biographical details are set out on pages 52 and 54 and at vodafone.com/exco.

Policy and Compliance Committee

This is a sub-committee of the Executive Committee comprising three Executive Committee members. It is appointed to assist the Executive Committee to fulfil its accountabilities with regard to policy compliance. In particular, the Committee approves changes to policies, does deep dives into particular policies to assess whether they are effective and maintains an overview of the status of compliance throughout Vodafone so clear and accurate reports can be made to the Audit and Risk Committee twice a year. Deep dives this year included health and safety, network resilience, anti-bribery and anti-money laundering.

Disclosure Committee

The Disclosure Committee, appointed by the Chief Executive and Chief Financial Officer to ensure the accuracy and timeliness of company disclosures, oversees and approves controls and procedures in relation to the public disclosure of financial information and other information material to shareholders. It is composed of the Group General Counsel and Company Secretary (the Chair), Regional Chief Financial Officers, the Group Financial Controller, the Group Investor Relations Director, the Group Strategy and Business Development Director, and the Group External Affairs Director.

Shareholder engagement

We are committed to communicating our strategy and activities clearly to our shareholders and, to that end, we maintain an active dialogue with investors through a planned programme of investor relations activities.

Investor relations programme
The programme includes:
g formal presentations of full year and half-year results, and interim management statements (see vodafone.com/investor for more information);
g briefing meetings with major institutional shareholders in the UK, the US and Europe after the full year and half-year results; a graph showing the geographical analysis of investors is shown below;

g regular meetings between institutional investors
  and analysts, and the Chief Executive and Chief
  Financial Officer, to discuss business performance,
  growth strategy and address any issues of concern;

g meetings between major shareholders and the Chairman on an ongoing basis including roadshows in London and Scotland to obtain feedback and consider corporate governance issues;
g dialogue between the Remuneration Committee and shareholders. Go to page 67 for more information;
g hosting investors and analysts sessions at which senior management from relevant operating companies are present;
g attendance by senior executives across the business at relevant meetings and conferences throughout the year;
g analysing and approaching new geographies to actively market the business to new investors;
g responding daily to enquiries from shareholders and analysts through our Investor Relations team;

g hosting investor and analyst meetings and
  webinars to highlight a variety of business areas
  and projects such as M-Pesa and money payment
  services, and holding an open office event focusing
  on our enterprise business; and

g a section dedicated to shareholders and analysts on our website at vodafone.com/investor.

65	Vodafone Group Plc Annual Report 2013

The Chairman has overall responsibility for ensuring that there is effective communication with investors, and that the Board understands the views of major shareholders on matters such as governance and strategy, and he makes himself available to meet shareholders for this purpose. The Senior Independent Director and other members of the Board are also available to meet major investors on request. The Board receives a regular report from the Investor Relations team. Feedback from meetings held between executive management, or the Investor Relations team, and institutional shareholders is also communicated to the Board.

What happens at our AGM?

Who attends?

g	All of our directors.

g	Executive Committee members.

g	Our shareholders.

What happens?

g	A summary presentation of results is given before the Chairman deals with the formal business.

g	All shareholders present can question the Chairman, the Chairmen of the Committees and the rest of the Board both during the meeting and informally afterwards.

g	The Board encourages participation of investors, including individual investors, at the AGM.

AGM broadcast

g	The AGM is broadcast live on our website at vodafone.com/agm.

g	A recording can subsequently be viewed on our website.

Resolutions

g	Voting on all resolutions at the AGM is on a poll. The proxy votes cast, including details of votes withheld, are disclosed to those in attendance at the meeting and the results are published on our website and announced via the Regulatory News Service.

A summary of our share and control structures is set out in “Shareholder information” on pages 166 to 173.

Internal control and risk management

The Board has overall responsibility for the system of internal control. A sound system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board has established procedures that implement in full the Turnbull Guidance “Internal Control: Revised Guidance for Directors on the Combined Code” for the year under review and to the date of this annual report. These procedures, which are subject to regular review, provide an ongoing process for identifying, evaluating and managing the significant risks we face. See page 84 for management’s report on internal control over financial reporting.

Monitoring and review activities

There are clear processes for monitoring the system of internal control and reporting any significant control failings or weaknesses together with details of corrective action. These include:

g	the Chief Executive and Chief Financial Officer of each Group company formally certifying the operation of their control systems each year and highlighting any weaknesses. These results are reviewed by regional management, the Audit and Risk Committee, and the Board;

g	regional chief executives certifying compliance with high risk policies in their companies, with Group Compliance reviewing evidence of compliance. Non-high risk policies are monitored on a self-assessment basis;

g	the Group’s Disclosure Committee reviewing the appropriateness of disclosures and providing an annual report to the Chief Executive and the Chief Financial Officer on the effectiveness of the Group’s disclosure controls and procedures;

g	maintaining “disclosure controls and procedures”, as such term is defined in Rule 13a-15(e) of the Exchange Act, that are designed to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure; and

g	the Group Internal Audit department periodically examining business processes on a risk basis throughout the Group and reporting to the Audit and Risk Committee.

In addition, the Board reviews any reports from the external auditor presented to the Audit and Risk Committee and management in relation to internal financial controls.

Any controls and procedures, no matter how well designed and operated, can provide only reasonable and not absolute assurance of achieving the desired control objectives. Management is required to apply judgement when:

g	evaluating the risks we face in achieving our objectives;

g	determining the risks that are considered acceptable to bear;

g	assessing the likelihood of the risks concerned materialising;

g	identifying our ability to reduce the incidence and impact on the business of risks that do materialise; and

g	ensuring that the costs of operating particular controls are proportionate to the benefit.

Risk management

Although many risks remain outside of our direct control, a range of activities are in place to mitigate the primary risks identified including those set out on pages 47 and 48. The framework for identifying and managing our risks is set out on page 46. A range of mitigations for risks faced by the Group are included on page 88.

Review of effectiveness

The Board and the Audit and Risk Committee have reviewed the effectiveness of the internal control system including financial, operational and compliance controls, and risk management in accordance with the Code for the period from 1 April 2012 to 21 May 2013 (the date of this annual report). No significant failings or weaknesses were identified during this review. However, had there been any such failings or weaknesses, the Board confirms that necessary actions would have been taken to remedy them.

The directors, the Chief Executive and the Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures and, based on that evaluation, have concluded that the disclosure controls and procedures are effective at the end of the period covered by this report.

66	Vodafone Group Plc Annual Report 2013

Corporate governance (continued)

Other governance matters

Group policy compliance

Each Group policy is owned by a member of the Executive Committee so that there is clear accountability and authority for ensuring the associated business risk is adequately managed. Regional chief executives and the senior leadership team member responsible for each Group function have primary accountability for ensuring compliance with all Group policies by all our markets and entities. Our Group Compliance team and policy champions support the policy owners and local markets in implementing policies and monitoring compliance.

All of the key Group policies have been consolidated into the Vodafone Code of Conduct. This is a central ethical and policy document applicable to all employees and those who work for or on behalf of Vodafone. It sets out the standards of behaviour expected in relation to areas such as insider dealing, bribery and raising concerns through the whistle blowing process (known internally as “Speak Up”).

Going concern

The going concern statement required by the Listing Rules and the Code is set out in the “Directors’ statement of responsibility” on page 84.

Political donations

No political donations under the Companies Act 2006 have been made during the year. It is our Group policy not to make political donations or incur political expenditure as those expressions are normally understood.

US listing requirements

As Vodafone’s American depositary shares are listed on the NASDAQ Stock Market LLC (‘NASDAQ’), we are required to disclose a summary of any material differences between the corporate governance practices we follow and those of US companies listed on NASDAQ. Vodafone’s corporate governance practices are primarily based on UK requirements but substantially conform to those required of US companies listed on NASDAQ. The material differences are as follows:

Independence

Different tests of independence for Board members are applied under the Code and the NASDAQ rules. The Board is not required to take into consideration NASDAQ’s detailed definitions of independence as set out in the NASDAQ rules.

In accordance with the Code, the Board has carried out an assessment based on the independence requirements of the Code and has determined that, in its judgement, all of Vodafone’s non-executive directors (who make up the majority of the Board) are independent within the meaning of those requirements.

Committees

The NASDAQ rules require US companies to have a nominations committee, an audit committee and a compensation committee, each composed entirely of independent directors, with the nominations committee and the audit committee each required to have a written charter which addresses the committee’s purpose and responsibilities, and the compensation committee having sole authority and adequate funding to engage compensation consultants, independent legal counsel and other compensation advisors.

Our Nominations and Governance Committee is chaired by the Chairman of the Board and its other members are independent non-executive directors. Our Remuneration Committee is composed entirely of independent non-executive directors.

The Audit and Risk Committee is composed entirely of non-executive directors, each of whom (i) the Board has determined to be independent based on the independence requirements of the Code and (ii) meets the independence requirements of the Exchange Act. We have terms of reference for our Nominations and Governance Committee, Audit and Risk Committee and Remuneration Committee, each of which complies with the requirements of the Code and is available for inspection on our website (vodafone.com/governance). These terms of reference are generally responsive to the relevant NASDAQ rules but may not address all aspects of these rules.

Code of Conduct

Under the NASDAQ rules, US companies must adopt a code of conduct applicable to all directors, officers and employees that complies with the definition of a “code of ethics” set out in section 406 of the Sarbanes-Oxley Act. We have adopted a Code of Ethics that complies with section 406 which is applicable only to the senior financial and principal executive officers, and which is available on our website (vodafone.com/governance). We have also adopted a separate Code of Conduct which applies to all employees.

Quorum

The quorum required for shareholder meetings, in accordance with our articles of association, is two shareholders, regardless of the level of their aggregate share ownership, while US companies listed on NASDAQ are required by the NASDAQ rules to have a minimum quorum of 33.33% of the shareholders of ordinary shares for shareholder meetings.

Related party transactions

In lieu of obtaining an independent review of related party transactions for conflicts of interests in accordance with the NASDAQ rules, we seek shareholder approval for related party transactions that (i) meet certain financial thresholds or (ii) have unusual features in accordance with the Listing Rules issued by the FCA in the United Kingdom (the ‘Listing Rules’), the Companies Act 2006 and our articles of association.

Further, we use the definition of a “transaction with a related party” as set out in the Listing Rules, which differs in certain respects from the definition of “related party transaction” in the NASDAQ rules.

Shareholder approval

We comply with the NASDAQ rules and the Listing Rules, when determining whether shareholder approval is required for a proposed transaction.

Under the NASDAQ rules, whether shareholder approval is required for a transaction depends on, among other things, the percentage of shares to be issued or sold in connection with the transaction. Under the Listing Rules, whether shareholder approval is required for a transaction depends on, among other things, whether the size of a transaction exceeds a certain percentage of the size of the listed company undertaking the transaction.

67	Vodafone Group Plc Annual Report 2013

Directors’ remuneration

Letter from the Remuneration Committee

Dear shareholder

This has been a demanding yet effective year for the Committee. As always we have tried to ensure that the compensation policies and practices at Vodafone drive behaviours that are in the long-term interests of the Company and its shareholders. The Committee is of course mindful of the considerable interest that exists in executive compensation. At Vodafone we are very conscious of the many and varied concerns, we recognise the need for change, we have engaged in the debate and strive to demonstrate best practice in this area, particularly highlighted by:

Clarity and openness in disclosure

Last year we incorporated some elements of the new reporting requirements into our report. Whilst the requirements are still not finalised they are now considerably clearer and so this year we have made further modifications which enable us to be as transparent as possible without disclosing sensitive information and at the same time displaying data in a way that we believe to be most helpful to shareholders, including:

g	dividing the remuneration report into two parts showing achievement during the year as well as our policies and approach for the year ahead, both for executives and non-executive directors;

g	a single table for remuneration (page 70);

g	a graphical display of the spend on pay relative to tax, retained profit and dividends (page 71);

g	a comparison of total rewards paid to the CEO over the last five years with the total shareholder return (‘TSR’) over the same period (page 71);

g	a description of each element of the reward package as well as how they link to our strategy (pages 74 and 75); and

g	scenarios that show how each of the executive directors will be rewarded under varying performance scenarios (page 77).

Pay for performance

Pay for performance continues to be an important principle for Vodafone when setting remuneration policy. This ensures our incentive plans only deliver significant rewards if and when they are justified by performance. For the Remuneration Committee this means two things:

g	ensuring the targets we set for incentive plans are suitably challenging (as can be seen by the historic levels of achievement for both short- and long-term incentive plans shown on page 71); and

g	if needed, exercising discretion. The Committee reviews all incentive plans before any payments are made to executives and has full discretion to adjust payments downwards if they believe circumstances warrant it.

Exercising restraint

We awarded no base pay increases during the 2013 financial year to any of the executive directors. Furthermore no increases will be awarded in the 2014 financial year. With all but one or two exceptions a similar pay freeze has also been in place for all members of the Executive Committee over both years. When considering all what, if any, pay increases to award, the Committee is always mindful of both wider conditions as well as what is happening elsewhere within Vodafone. For reference the salary increase budget for Vodafone in the UK was 3% last year and will be 1.75% this year.

Share ownership

For many years Vodafone has had demanding share ownership goals both for the executive directors and for all other senior executives. These goals, and our achievement against the goals, are set out on page 72. We are delighted that, collectively, this group of managers now own shares with a value of over £81.5 million. Owning shares is part of our culture and each year we expect this number to continue to grow. This level of ownership by management clearly shows their alignment with shareholders but also indicates their belief in the long-term value creation opportunities of our shares.

Consultation with shareholders

The Remuneration Committee continues to have dialogue with our shareholders. The views of all shareholders are taken seriously, and letters and emails are replied to promptly. In addition the largest shareholders are invited to meet with me in person. We were delighted that last year the remuneration report received a 96.44% vote in favour. This compares with 96.12% support in the prior year. We sincerely hope to receive your continued support at the AGM on 23 July 2013.

/s/ Luc Vandevelde

Luc Vandevelde

Chairman of the Remuneration Committee

21 May 2013

68	Vodafone Group Plc Annual Report 2013

Directors’ remuneration (continued)

Remuneration Committee

In this section we give details of the composition of the Remuneration Committee and activities undertaken over the past year.

The Remuneration Committee is comprised to exercise independent judgement and consists only of the following independent non-executive directors:

Chairman	Luc Vandevelde
Committee members	Renee James (from 24 July 2012)

Samuel Jonah

Anthony Watson (until 24 July 2012)

Philip Yea

The Remuneration Committee regularly consults with the Chief Executive and the Group HR Director on various matters relating to the appropriateness of awards for executive directors and senior executives, though they are not present when their own compensation is discussed. In addition, the Group Reward and Policy Director provides a perspective on information provided to the Committee, and requests information and analyses from external advisors as required. In the past, the Deputy Group Company Secretary advised the Committee on corporate governance guidelines and acted as secretary to the Committee. From March 2013 the Group General Counsel and Company Secretary has taken on this role and will continue to advise the Committee on corporate governance guidelines and act as secretary to the Committee.

External advisors

The Remuneration Committee seeks and considers advice from independent remuneration advisors where appropriate. The two appointed advisors were selected through a thorough process led by the Chairman of the Remuneration Committee and were appointed by the Remuneration Committee. We choose to use two advisors both to enable access to the best expertise and also to provide an alternative view or second opinion where required. The Chairman of the Remuneration Committee has direct access to the advisors as and when required, and the Committee determines the protocols by which the advisors interact with management in support of the Remuneration Committee. The advice and recommendations of the external advisors are used as a guide, but do not serve as a substitute for thorough consideration of the issues by each Committee member. Advisors attend Remuneration Committee meetings occasionally as and when required by the Committee.

Pwc and Towers Watson are both members of the Remuneration Consultants’ Group and, as such, voluntarily operate under the Code of Conduct in relation to executive remuneration consulting in the UK. This is based upon principles of transparency, integrity, objectivity, competence, due care and confidentiality by executive remuneration consultants. Pwc and Towers Watson have confirmed that they adhered to the Code throughout the year for all remuneration services provided to Vodafone. The code is available at remunerationconsultantsgroup.com.

Advisor	Appointed by	Services provided to the committee	Other services provided to the company
PricewaterhouseCoopers LLP (‘pwc’)	Remuneration Committee in 2007	Advice on market practice	International mobility
		Governance	Tax
		Performance analysis	Technology
		Plan design	Finance
Operations
Compliance

Towers Watson	Remuneration Committee in 2007	Advice on market practice	Pension and benefit
		Provide market data on	administration
		executive rewards	Reward consultancy
Reward consultancy

As noted in his biographical details on page 53 of this annual report, Philip Yea sits on an advisory board for pwc. In light of pwc’s role as advisor to the Remuneration Committee on remuneration matters, the Committee continue to consider his position and have determined that there is no conflict or potential conflict arising.

69	Vodafone Group Plc
Annual Report 2013

Meetings

The Remuneration Committee had five formal meetings during the year. Outside these meetings there are frequent discussions usually by phone. The principal agenda items at the formal meetings were as follows:

Meeting	Standing agenda items	Other agenda items
May 2012

Annual bonus short-term incentive (‘GSTIP’):

Approval of 2012 achievement.

Approval of 2013 targets and ranges.

Long-term incentives (‘GLTI’):

Approval of 2009 GLTI vesting.

Approval of performance targets and ranges for the 2012 GLTI grant.

Approval of expected share awards and impact on dilution.

Approval of 2012 Sharesave.

Approval of 2012 directors’ remuneration report.

Review and approval of revised terms of reference for non- executive directors.
July 2012	Long-term incentives: Review of actual share awards, accounting costs for 2012 awards and dilution levels. Sharesave invitation and option price. Review of large local market CEO rewards.	Consideration of remuneration governance changes proposed by the Secretary of State for the Department of Business Innovation and Skills (‘BIS’).
November 2012	Approval of the 2014 reward strategy. Long-term incentives: Approval of share ownership GLTI awards made to senior leadership team members. Approval of interim share awards.

Approval of revised dividend policy on employee share awards. Approval to reduce maximum leverage on GLTI awards made to Executive Committee members from 2013.

Consideration of published shareholder views with respect to executive remuneration.

January 2013	Approval of the 2014 GSTIP framework. Long-term incentives: Approval of interim share awards.	Consideration of published and circulated voting guidelines from shareholder advisory services including ABI, ISS and NAPF.
March 2013

Approval of Executive Committee 2014 reward packages.

Review of non-executive director fee levels.

Review of preliminary 2014 GSTIP targets and ranges.

Review of risk assessment.

Approval of shareholder consultation packs.

Review of the revised draft of the new remuneration reporting regulations released by BIS, as well as consideration of guidance on executive remuneration from PIRC and more prescriptive broader themes on remuneration emerging from across Europe.

The Committee’s effectiveness is reviewed on an annual basis as part of the evaluation of the Board.

Assessment of risk

One of the primary activities of the Remuneration Committee is to be aware and mindful of any potential risk. Vodafone seeks to provide a structure of rewards that encourages acceptable risk taking and high performance through optimal pay mix, performance metrics and calibration, and timing. With that said, it is prudent practice to ensure that our reward programmes achieve this and do not encourage excessive or inappropriate risk taking. On a regular basis, the Remuneration Committee has considered the risk involved in the incentive schemes and is satisfied that the following design elements and governance procedures mitigate the principal risks:

g	the heavy weighting on long-term incentives with overlapping performance periods which reward sustained performance;

g	the proportionately higher incentive opportunity paid in shares rather than in cash;

g	the need for a significant annual investment and holding in company shares in order to fully participate in the long-term arrangements;

g	the short-term plan contains four performance measures (financial and non-financial) and the long-term plan contains two measures (internal absolute and external relative targets) thus ensuring executives are focused on all the key drivers of business success and are not overly rewarded for success in just one area;

g	the inclusion of non-financial measures in the short-term plan which provides an external perspective on our performance by focusing on customer satisfaction and performance relative to our competitors;

g	the fact that executives do not participate in sales commission or uncapped incentive schemes; and

g	the fact that the Committee has the ability to exercise discretion to adjust payments and vesting levels downwards if they believe circumstances warrant it.

The Remuneration Committee will continue to consider the risks involved in the incentive plans on an ongoing basis.

70	Vodafone Group Plc Annual Report 2013

Directors’ remuneration (continued)

Summary of remuneration for the 2013 financial year

In this section we summarise the pay packages awarded to our executive directors for performance in the 2013 financial year versus 2012. Specifically we have provided a table that shows all remuneration that was earned by each individual during the year and computed a single total remuneration figure for the year. The value of the GSTIP was earned during the year but paid out in the following year and the value of the GLTI shows that which will vest in June 2013 as a result of the performance through the three year period ended at the completion of our financial year on 31 March 2013.

The Committee reviews all incentive awards prior to payment and has full discretion to reduce awards if it believes this is appropriate. The decision need not be on objective grounds. It should be noted that the Committee did not exercise discretion in determining the GSTIP payout for this year, or in deciding the final vesting level of the GLTI.

The only instance where the Committee exercised discretion is with respect to the GSTIP paid to Michel Combes on his departure. It was agreed that Vodafone would pay him a pro-rata bonus, assuming target level of achievement, for the seven months he continued to work for the company in the financial year.

Total remuneration for the 2013 financial year

	Vittorio Colao		Andy Halford		Michel Combes[1]		Stephen Pusey
	2013 £’000	2012 £’000	2013 £’000	2012 £’000	2013 £’000	2012 £’000	2013 £’000	2012 £’000
Salary/fees	1,110	1,099	700	700	461	785	575	569
Benefits/other[2]	30	24	35	30	16	25	21	21
Cash in lieu of pension	333	330	210	210	138	236	173	171
GSTIP (see below for further detail)	731	1,037	461	654	461	728	379	537
GLTI vesting during the year[3] (see below for further detail)	7,515	11,316	4,368	7,450	–	5,861	2,404	4,227
Cash in lieu of GLTI dividends[4]	1,313	1,961	763	1,291	–	1,016	420	733
Total	11,032	15,767	6,537	10,335	1,076	8,651	3,972	6,258

Notes:

1	Michel Combes was employed until 31 October 2012.
2	Includes amounts in respect of private healthcare and car allowance.
3	The value shown in the 2012 column is the award which vested on 30 June 2012 and is valued using the execution share price on 2 July 2012 of 177.29 pence. The value shown in the 2013 column is the award which vests on 28 June 2013 and is valued using the closing share price on 31 March 2013 of 186.60 pence. Includes the vesting of an All Share award in 2012.
4	Participants also receive a cash award, equivalent in value to the dividends that would have been paid during the vesting period on any shares that vest. The cash in lieu of dividend value shown in 2012 relates to the award which vested on 30 June 2012, and the value for 2013 relates to the award which vests on 28 June 2013. We believe this is in line with the future government guidelines issued for reporting a single figure of remuneration per director. However, it is worth noting that this differs from how the values are reported in the audited tables on page 79, which show the values in the columns in the year they were paid.

Details of the GSTIP payout

In the table below we describe our achievement against each of the performance measures in our GSTIP and the resulting total incentive payout level for the year ended 31 March 2013 of 65.9%.

Performance measure	Payout at target performance 100%	Payout at maximum performance 200%	Actual payout %	Target performance level £bn	Actual performance level[1] £bn	Commentary
Service revenue	25%	50%	14.4%	41.1	40.3	Below target performance in Europe.
Adjusted EBITDA	25%	50%	7.7%	14.0	13.3	Below target performance in Europe.
Adjusted free cash flow	20%	40%	18.4%	5.7	5.7	Close to target performance.
Competitive performance assessment	30%	60%	25.4%	Compilation of market by market assessment		Varies by market but overall on track for market share with more to do for NPS.
Total incentive payout level	100%	200%	65.9%

Note:

1	These figures are adjusted to include the removal of the impact of M&A, foreign exchange movements and any changes in accounting treatment.

Details of the GLTI vesting in June 2013

Adjusted free cash flow for the three-year period ended on 31 March 2013 was £20.8 billion which compares with a target of £20.5 billion and a maximum of £23.0 billion. The graph to the right shows that our TSR performance against our peer group for the same period resulted in an outperformance of the median by 18.3% a year. Using our combined payout matrix, this performance resulted in a payout of 56.9% of the maximum.

These shares will vest on 28 June 2013. The adjusted free cash flow performance is approved by the Remuneration Committee. The performance assessment in respect of the TSR outperformance of a peer group median is undertaken by pwc. Details of how the plan works can be found on page 76.

71	Vodafone Group Plc Annual Report 2013

Relative spend on pay

The chart on the right shows both the total cost of remuneration in the Group as shown on page 102 as well as the total cost of remuneration for executive directors as shown on page 70 as well as with dividends distributed, tax paid and profit retained in the year.

Assessing pay and performance

In the table below we summarise the CEO’s single figure remuneration over the past five years, as well as how our variable pay plans have paid out in relation to the maximum opportunity. This can be compared with the historic TSR performance over the same period.

Financial	CEO	Single figure of total remuneration £’000	Annual variable element (actual award versus maximum opportunity)	Long-term incentive (vesting versus maximum opportunity)
2013	Vittorio Colao	11,032	33%	57%
2012	Vittorio Colao	15,767	47%	100%
2011	Vittorio Colao	7,022	62%	31%
2010[1]	Vittorio Colao	3,350	64%	25%
2009[1]	Vittorio Colao	2,574	49%	0%

Note:

1	The single figure reflects share awards which were granted in 2006 and 2007, prior to his appointment to CEO in 2008.

As shown in the table above, the CEO’s total remuneration decreased by 30% between the 2012 and 2013 financial years, reflecting the lower level of incentive payouts year-on-year. Additionally, his salary has been frozen for two years, which compares with the overall salary increase budget of 1.75% in the UK for the 2014 financial year (3.0% for the 2013 financial year).

The chart on the right shows the performance of the Company relative to the STOXX Europe 600 Index over a five year period. The STOXX Europe 600 Index was selected as this is a broad based index that includes many of our closest competitors. It should be noted that the payout from the long-term incentive plan is based on the TSR performance shown in the graph on page 70 and not this graph.

72	Vodafone Group Plc Annual Report 2013

Directors’ remuneration (continued)

Summary of our compensation policies and approach for the 2014 financial year

In this forward-looking section we describe our principal reward policies along with a description of the elements of the reward package and an indication of the potential future value of this package for each of the executive directors. In addition we describe our policy applied to the non-executive directors.

These policies, as well as the individual elements of the reward package, are reviewed each year to ensure that they continue to support our Company strategy.

Pay for performance

A high proportion of total reward will be awarded through short-term and long-term performance related remuneration. This is demonstrated in the charts below where we see that at target payout 70% of the package is delivered in the form of variable pay, which rises to over 86% if maximum payout is achieved. Fixed pay comprises base salary, benefits and pension contributions, while variable pay comprises the annual bonus and the long-term incentive opportunity assuming maximum co-investment and no movement in current share price. Cash in lieu of GLTI dividends is not included in the charts below.

Alignment to shareholder interests

Share ownership is a key cornerstone of our reward policy and is designed to help maintain commitment over the long-term, and to ensure that the interests of our senior management team are aligned with those of shareholders. Executives are expected to build and maintain a significant shareholding in Vodafone shares as follows:

g	Chief Executive – four times base salary;

g	other executive directors – three times base salary;

g	other Executive Committee members and the large market CEOs – two times base salary;

g	other market CEOs – one times base salary; and

g	other senior leaders (approximately 220 members) – one-half of base salary.

The CEO, other executive directors, Executive Committee members and the CEO’s of our largest markets have been given five years to achieve their goals; others were given up to six years to achieve their goals.

Current levels of ownership by the executive directors, and the date by which the goal should be or should have been achieved, are shown below and include the post-tax value of any vested but unexercised options. The values are calculated using a share price at 31 March 2013 of 186.60 pence. These values do not include the value of the shares that will vest in June.

	Goal as a % of salary	Current % of salary held	% of goal achieved	Number of equivalent shares	Value of shareholding (£m)	Date for goal to be achieved
Vittorio Colao	400%	1,170%	292%	6,959,472	13.0	July 2012
Andy Halford	300%	609%	203%	2,285,440	4.3	July 2010
Stephen Pusey	300%	445%	148%	1,372,594	2.6	June 2014

Collectively the Executive Committee including the executive directors own 17.8 million Vodafone shares, with a value of £33.3 million, whilst the full senior leadership team own approximately 43.7 million Vodafone shares with a value of £81.5 million at 31 March 2013.

73	Vodafone Group Plc Annual Report 2013

Service contracts of executive directors

The Remuneration Committee has determined that after an initial term of up to two years executive directors’ contracts should thereafter have rolling terms and be terminable on no more than 12 months notice.

The table below summarises the key elements of their service contract:

Provision	Detailed items
Notice period	12 months
Remuneration	Salary, pension and benefits
Company car or cash allowance
Participation in the GSTIP, GLTI and the employee share schemes
Termination payment	Up to 12 months salary
Entitlements under incentive plans and benefits that are consistent with the terms of such plans
Non-competition	During employment and for 12 months thereafter

Date of service agreement
Vittorio Colao	27 May 2008
Andy Halford	20 May 2005
Stephen Pusey	1 June 2009

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

Fees retained for external non-executive directorships

Executive directors may hold positions in other companies as non-executive directors and retain the fees. Andy Halford is a non-executive director of Marks and Spencer Group plc and in accordance with Group policy he retained fees for the year of £17,500. Michel Combes also held positions at Assystem SA and ISS Group and, in accordance with Group policy, he retained fees for his services until he left Vodafone on 31 October 2012 of €14,315 from Assystem SA and DKK 233,333 from ISS Group (£38,474 in total).

Cascade to senior management

The principles of the reward policy for executive directors are cascaded where appropriate throughout the organisation. Principles for the other members of the Executive Committee and large market CEOs, and members of the senior leadership team are set out below.

Executive Committee and large market CEOs

g	Total remuneration and base salary

Methodology consistent with that of the executive directors.

g	Annual bonus

The annual bonus is based on the same metrics. For those executives leading a region, performance on these metrics is measured at region level as well as Group level.

g	Long-term incentive

The long-term incentive is consistent with that which is offered to the executive directors including the performance metrics and the opportunity to invest in the GLTI to receive matching share awards.

Senior leadership

g	Total remuneration and base salary

Methodology consistent with that of the executive directors.

g	Annual bonus

The annual bonus is based on the same metrics. For those senior leadership team members leading a local market, performance on these metrics is measured at local market level as well as Group level.

g	Long-term incentive

The long-term incentive is delivered partly in performance shares and partly in restricted shares. The performance shares vest based solely on Vodafone’s adjusted free cash flow performance over a three-year period. This is the same metric which governs vesting of the LTI offered to executive directors and executive committee members.

74	Vodafone Group Plc Annual Report 2013

Directors’ remuneration (continued)

The remuneration package for the 2014 financial year

The table below summarises the main components of the reward package for executive directors.

	Purpose and link to strategy	Operation
Base salary	gTo attract and retain the best talent.	g Salaries are reviewed annually and fixed for 12 months commencing 1 July. Decision is influenced by:
g level of skill, experience and scope of responsibilities of individual and business performance, economic climate and market conditions;
g increases elsewhere within the Group; and

g an external comparator group (which is

used for reference purposes only) made up

of companies of similar size and

complexity to Vodafone, and is principally

representative of the European top

25 companies and a few other select

companies relevant to the sector. The

comparator group excludes any financial

services companies.

Benefits	gTo aid retention and remain competitive within the market place.	gExecutive directors may choose to participate in the defined contribution pension scheme or to receive a cash allowance in lieu of pension.
gCompany car or cash allowance.
g Private medical insurance.
g Chauffeur services, where appropriate, to assist with their role.
Global Short-Term Incentive Plan (‘GSTIP’)	gTo drive behaviour and communicate the key priorities for the year.

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

gTo motivate employees and incentivise delivery of performance over the one-year operating cycle.

gThe three financial metrics are designed to
  both drive our growth strategies whilst also
  focusing on improving operating
  efficiencies. Measuring competitive
  performance with its heavy reliance
  on net promoter score means providing
  a great customer experience remains
  at the heart of what we do.

Global Long-Term Incentive Plan (‘GLTI’) base awards and co-investment awards (further details can be found on page 76).

gTo motivate and incentivise delivery
  of sustained performance over the
  long-term.

gTo support and encourage greater
  shareholder alignment through a
  high level of personal financial
  commitment.

gThe use of free cash flow as the principal
  performance measure ensures we
  apply prudent cash management and
  rigorous capital discipline to our
  investment decisions, whilst the use
  of TSR along with the three year
  performance period and the
  subsequent holding of vested shares
  means that we are focused on ensuring
  these decisions are value enhancing
  for our shareholders.

g Award levels and the framework for

determining vesting are reviewed annually

to ensure they continue to support our

strategy.

g  Long-term incentive base awards consist of

performance shares which are granted each

year in June/July.

g  Individuals must co-invest Vodafone shares

and hold them in trust for three years in

order to receive the full target award.

g  Dividend equivalents are paid in cash after the

vesting date.

g All awards vest three years later based on

Group operational and external performance.

75	Vodafone Group Plc Annual Report 2013

Opportunity	Performance metrics	Changes in year
There are no proposed salary increases for any executive directors during the 2014 financial year compared to a salary increase budget in the UK of 1.75%.	None.	No change during the year.
gVittorio Colao £1,110,000
gAndy Halford £700,000
gStephen Pusey £575,000

The cash payment or pension contribution is equal to 30% of annual gross salary. From 6 April 2011 contributions into the defined contribution pension scheme were restricted to £50,000 per annum. Any residual of the 30% pension benefit is delivered as a cash allowance.

	None.	No change during the year.
g£19,200 per annum.
g£1,500 per annum

g Bonuses can range from 0–200% of base salary, with 100% paid for on-target performance. Maximum is only paid out for exceptional performance.

g Service revenue (25%);

g  Adjusted EBITDA (25%);

g  adjusted free cash flow (25%); and

g  competitive performance assessment (25%).

This is an assessment encompassing both net promoter score and market share against the competitors in each of our markets.

Weighting changed for adjusted free cash flow (20% to 25%) and competitive performance assessment (30% to 25%)

g The Chief Executive’s full award will have a

target face value of 237.5% of base salary.

The award for the other executive directors

will have a target face value of 210% of

base salary.

g Minimum vesting is zero times and maximum

vesting is three times the target award level.

g To receive the full target award, executive

directors must co-invest up to their annual

gross salary. If they are unable to commit up

to their annual gross salary, awards will be

reduced accordingly, to a target base award

of 137.5% (CEO) and 110% (other executive

directors).

g The awards that vest accrue cash dividend

equivalents over the three year vesting period.

g Awards vest to the extent performance

conditions are satisfied over the three

year period.

g Performance over three financial years is

measured against stretching targets set at the beginning of the performance period.

g Vesting is determined based on a matrix of

two measures:

gadjusted free cash flow as our
  operational performance measure;
  and

grelative TSR against a peer group of
  companies as our external performance
  measure.

The peer group has been expanded to include AT&T.

76	Vodafone Group Plc Annual Report 2013

Directors’ remuneration (continued)

GLTI

The extent to which awards vest will continue to depend on two performance conditions:

g	underlying operational performance as measured by adjusted free cash flow; and

g	relative TSR against a peer group median.

Adjusted free cash flow

The free cash flow performance is based on a three year cumulative adjusted free cash flow figure. The definition of adjusted free cash flow is free cash flow excluding:

g	VZW income dividends;

g	the impact of any mergers, acquisitions and disposals;

g	certain material one-off tax settlements; and

g	foreign exchange rate movements over the performance period.

The cumulative adjusted free cash flow target and range for awards in the 2014, 2013, 2012 and 2011 financial years are shown in the table below:

Performance	2014 £bn	2013 £bn	Vesting percentage 2013–2014 awards	2012 £bn	2011 £bn	Vesting percentage 2011–2012 awards
Below threshold	<12.4	<15.4	0%	<16.7	<18.0	0%
Threshold	12.4	15.4	50%	16.7	18.0	50%
Target	14.4	17.9	100%	19.2	20.5	100%
Maximum	16.4	20.4	150%	21.7	23.0	200%

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

TSR outperformance of a peer group median

We have a limited number of appropriate peers and this makes the measurement of a relative ranking system volatile. As such, the outperformance of the median of a peer group is felt to be the most appropriate TSR measure. The peer group for the performance condition for the 2014 financial year is:

g	AT&T

g	BT Group;

g	Deutsche Telekom;

g	France Telecom;

g	Telecom Italia;

g	Telefónica; and

g	Emerging market composite (consists of the average TSR performance of Bharti, MTN and Turkcell).

For awards made in the 2013, 2012 and 2011 financial years the peer group was the same other than for the inclusion of AT&T.

For awards made in the 2014, 2013, 2012 and 2011 financial years the relative TSR position will determine the performance multiplier. This will be applied to the adjusted free cash flow vesting percentage. There will be no multiplier until TSR performance exceeds median. Above median, the following table will apply (with linear interpolation between points):

	Outperformance of peer group median	Multiplier
Median	0.0% p.a.	No increase
65th percentile	4.5% p.a.	1.5 times
80th percentile (upper quintile)	9.0% p.a.	2.0 times

Combined vesting matrix

The combination of the two performance measures for the award granted in the 2014 financial year gives a combined vesting matrix as follows:

			TSR performance
Adjusted free cash flow measure	Up to median	65th	80th
Below threshold	0%	0%	0%
Threshold	50%	75%	100%
Target	100%	150%	200%
Maximum	150%	225%	300%

The combined vesting percentages are applied to the target number of shares granted.

77	Vodafone Group Plc Annual Report 2013

Estimates of total future potential remuneration from 2014 pay packages

The tables below provide estimates of the potential future remuneration for each of the executive directors based on the remuneration opportunity granted in the 2014 financial year. Potential outcomes based on different performance scenarios are provided for each executive director.

The assumptions underlying each scenario are described below.

Fixed	Consists of base salary, benefits and pension.

	Base salary is latest known salary.

	Benefits measured at benefits figure in single figure table on page 70.

	Pension measured by applying cash in lieu rate of 30% of base salary against the latest known salary.

		Base (£‘000)	Benefits (£‘000)	Pension (£‘000)	Total fixed (£‘000)

	Chief Executive	1,110	30	333	1,473

	Chief Financial Officer	700	35	210	945

	Chief Technology Officer	575	21	173	769
On plan	Based on what a Director would receive if performance was in line with plan.

	The target award opportunity for the GSTIP is 100% of base salary.

	The target levels of performance for the GLTI are discussed in detail on page 76. We assumed that TSR performance was at median.
Maximum	Two times the target award opportunity is payable under the GSTIP.

	The maximum levels of performance for the GLTI are discussed in detail on page 76. We assumed that TSR performance was at or above the 80th percentile.

All scenarios

g	Each executive is assumed to co-invest the maximum allowed under the GLTI, 100% of salary, and the GLTI award reflects this.

78	Vodafone Group Plc Annual Report 2013

Directors’ remuneration (continued)

Policy on non-executive directors

The remuneration of non-executive directors is reviewed annually by the Chairman following consultation with the Remuneration Committee Chairman. Our policy is to pay competitively for the role including consideration of the time commitment required. In this regard, the fees are benchmarked against a comparator group of the FTSE 15 companies. Following the 2013 review there will be no increases to the fees of non-executive directors.

Position/role	Fee payable (£’000) From 1 April 2013
Chairman[1]	600
Senior Independent Director	160
Non-executive director	115
Chairmanship of Audit and Risk Committee	25
Chairmanship of Remuneration Committee	25

Note:

1	The Chairman’s fee also includes the fee for the Chairmanship of the Nominations and Governance Committee.

In addition, an allowance of £6,000 is payable each time a non-Europe based non-executive director is required to travel to attend Board and committee meetings to reflect the additional time commitment involved.

Details of each non-executive director’s remuneration for the 2013 financial year are included in the table on page 81.

Non-executive directors do not participate in any incentive or benefit plans. The Company does not provide any contribution to their pension arrangements. The Chairman is entitled to the use of a car and a driver whenever and wherever he is providing his services to or representing the Company.

Chairman and non-executive director service contracts

Non-executive directors are engaged on letters of appointment that set out their duties and responsibilities. The appointment of non-executive directors may be terminated without compensation. Non-executive directors are generally not expected to serve for a period exceeding nine years. For further information refer to “Nomination and Governance Committee” on page 60.

The terms and conditions of appointment of non-executive directors are available for inspection at the Company’s registered office during normal business hours and at the AGM (for 15 minutes prior to the meeting and during the meeting).

	Date of letter of appointment	Date of election/ re-election
Renee James	1 January 2011	AGM 2013
Alan Jebson	7 November 2006	AGM 2013
Samuel Jonah	9 March 2009	AGM 2013
Gerard Kleisterlee	1 April 2011	AGM 2013
Omid Kordestani	27 February 2013	AGM 2013
Nick Land	7 November 2006	AGM 2013
Anne Lauvergeon	20 September 2005	AGM 2013
Luc Vandevelde	24 June 2003	AGM 2013
Anthony Watson	6 February 2006	AGM 2013
Philip Yea	14 July 2005	AGM 2013

Other considerations

In this section we include all other disclosures that are currently required by statute or good practice guidelines.

All-employee share plans

The executive directors are also eligible to participate in the all-employee plans.

Summary of plans

Sharesave

The Vodafone Group 2008 Sharesave Plan is an HM Revenue & Customs (‘HMRC’) approved scheme open to all staff permanently employed by a Vodafone Company in the UK as of the eligibility date. Options under the plan are granted at up to a 20% discount to market value. Executive directors’ participation is included in the option table on page 81.

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

Dilution

All awards are made under plans that incorporate dilution limits as set out in the guidelines for share incentive schemes published by the Association of British Insurers. The current estimated dilution from subsisting executive awards is approximately 2.0% of the Company’s share capital at 31 March 2013 (3.1% at 31 March 2012), whilst from all employee share awards it is approximately 0.3% (0.3% at 31 March 2012). This gives a total dilution of 2.3% (3.4% at 31 March 2012).

79	Vodafone Group Plc Annual Report 2013

Funding

A mixture of newly issued shares, treasury shares and shares purchased in the market by the employee benefit trust are used to satisfy share-based awards. This policy is kept under review.

Audited information for executive directors

Remuneration for the year ended 31 March 2013

This table1 shows the remuneration of the executive directors during the year in the currently prescribed format. The table on page 70 includes a value for GLTI payments.

	Vittorio Colao		Andy Halford		Michel Combes		Stephen Pusey
	2013 £’000	2012 £’000	2013 £’000	2012 £’000	2013[2] £’000	2012 £’000	2013 £’000	2012 £’000
Salary/fees	1,110	1,099	700	700	461	785	575	569
GSTIP[3]	731	1,037	461	654	461	728	379	537
Cash in lieu of GLTI dividends	1,961	545	1,291	333	1,016	326	733	110
Cash in lieu of pension	333	330	210	210	138	236	173	171
Benefits /other[4]	30	24	35	30	16	25	21	21
Total	4,165	3,035	2,697	1,927	2,092	2,100	1,881	1,408

Notes:

1	The information in this table is audited.
2	Michel Combes’ payments for the 2013 financial year are based on his employment which ended 31 October 2012.
3	Payments are made in June following the end of the financial year.
4	Includes amounts in respect of cost of living allowance, private healthcare and car allowance.

The aggregate remuneration we paid to our Executive Committee (other than our executive directors) for services for the year ended 31 March 2013 is set out below. The number of Executive Committee members increased by two during the year.

	2013 £’000	2012 £’000
Salaries/fees	3,916	2,822
GSTIP[1]	2,987	2,758
Cash in lieu of GLTI dividends	3,037	490
Cash in lieu of pension	871	747
Benefits/other	1,096	169
Total	11,907	6,986

Note:

1	The GSTIP figure comprises the incentive scheme information for the Executive Committee members on an equivalent basis to that disclosed for executive directors at the beginning of the report. Details of share incentives awarded to directors and other members of the Executive Committee are included in footnotes to “Directors’ interests in the shares of the Company – Long-term incentives” on page 80.

Pensions

Vittorio Colao, Andy Halford and Stephen Pusey take a cash allowance of 30% of base salary in lieu of pension contributions.

The Executive Committee, including the executive directors, are provided benefits in the event of death in service. They also have an entitlement under a long-term disability plan from which two-thirds of base salary, up to a maximum benefit determined by the insurer, would be provided until normal retirement date.

Pension benefits earned by the director in the year ended 31 March 2013 were:

	Total accrued benefit at 31 March 2013[1] £’000	Change in accrued benefit over the year[1] £’000	Transfer value at 31 March 2012[2] £’000	Transfer value at 31 March 2013[2] £’000	Change in transfer value over year less member contributions £’000	Change in accrued benefit in excess of inflation[3] £’000	Transfer value of change in accrued benefit net of member contributions £’000	Employer allocation/ contribution to defined contribution plans £’000
Andy Halford	19.6	0.9	846.9	907.6	60.7	0.4	20.8	–

Notes:

1	Andy Halford took the opportunity to take early retirement from the pension scheme due to the closure of the scheme on 31 March 2010 (aged 51 years). In accordance with the scheme rules, his accrued pension at this date was reduced with an early retirement factor for four years to reflect the fact that his pension is being paid before age 55 and is therefore expected to be paid out for a longer period of time. In addition, Andy Halford exchanged part of his early retirement pension at 31 March 2010 for a tax-free cash lump sum of £118,660. The pension in payment at 31 March 2010 was £17,800 per year. The pension increased on 1 April 2011 and 1 April 2012 by 5%, in line with the scheme rules, to £19,624 per year from 1 April 2012 as shown above. No member contributions are payable as Andy Halford is in receipt of his pension.
2	The transfer value at 31 March 2013 has been calculated on the basis and methodology set by the trustees after taking actuarial advice, as set out in the papers entitled “Calculation of cash equivalent transfer values” dated January 2011 and “Sex-specific actuarial factor” dated March 2011. No director elected to pay additional voluntary contributions. The transfer value disclosed above does not represent a sum paid or payable to the individual director. Instead it represents a potential liability of the pension scheme.
3	Inflation has been taken as the increase in the retail price index over the year to 30 September 2012 of 2.6%.

In respect of the Executive Committee, the Group has made aggregate contributions of £99,000 (2012: £100,000) into defined contribution pension schemes.

80	Vodafone Group Plc Annual Report 2013

Directors’ remuneration (continued)

Directors’ interests in the shares of the Company – long-term incentives

Performance shares

GLTI conditional share awards granted to executive directors for the relevant financial years are shown below. It is important to note that the figures shown in the first two columns represent the maximum amount which could vest at the end of the relevant three year performance period. In order to participate in these plans, executives have had to invest personal shares with a combined value of: £3,853,074 (Vittorio Colao); £1,298,585 (Andy Halford); and £1,181,654 (Stephen Pusey). The total value is calculated using the closing trade share price on 31 March 2013 of 186.6 pence.

	Total interest in performance shares at 1 April 2012 or date of appointment	Shares conditionally awarded during the 2013 financial year	[1]	Shares forfeited during the 2013 financial year	[2]	Shares vested during the 2013 financial year	[2]	Total interest in performance shares at 31 March 2013	Total value	Market price at date awards granted	Vesting date
	Number of shares	Number of shares		Number of shares		Number of shares		Number of shares	£’000	Pence
Vittorio Colao
2009 – Base award	4,564,995	–		–		(4,564,995)		–	–	117.47	Jun 2012
2009 – Co-investment award	1,817,866	–		–		(1,817,866)		–	–	117.47	Jun 2012
2010 – Base award	4,097,873	–		–		–		4,097,873	7,646,631	142.94	Jun 2013
2010 – Co-investment award	2,980,271	–		–		–		2,980,271	5,561,186	142.94	Jun 2013
2011 – Base award	3,740,808	–		–		–		3,740,808	6,980,348	163.20	Jun 2014
2011 – Co-investment award	2,720,588	–		–		–		2,720,588	5,076,617	163.20	Jun 2014
2012 – Base award	–	2,552,257		–		–		2,552,257	4,762,512	179.40	Jul 2015
2012 – Co-investment award	–	1,958,823		–		–		1,958,823	3,655,164	179.40	Jul 2015
Total	19,922,401	4,511,080		–		(6,382,861)		18,050,620	33,682,458

Andy Halford
2009 – Base award	2,524,934	–		–		(2,524,934)		–	–	117.47	Jun 2012
2009 – Co-investment award	1,676,756	–		–		(1,676,756)		–	–	117.47	Jun 2012
2010 – Base award	2,154,750	–		–		–		2,154,750	4,020,764	142.94	Jun 2013
2010 – Co-investment award	1,958,863	–		–		–		1,958,863	3,655,238	142.94	Jun 2013
2011 – Base award	1,887,254	–		–		–		1,887,254	3,521,616	163.20	Jun 2014
2011 – Co-investment award	756,036	–		–		–		756,036	1,410,763	163.20	Jun 2014
2012 – Base award	–	1,287,625		–		–		1,287,625	2,402,708	179.40	Jul 2015
Total	10,958,593	1,287,625		–		(4,201,690)		8,044,528	15,011,089

Michel Combes[3]
2009 – Base award	2,771,771	–		–		(2,771,771)		–	–	117.47	Jun 2012
2009 – Co-investment award	533,854	–		–		(533,854)		–	–	117.47	Jun 2012
2010 – Base award	2,370,225	–		(2,370,225)		–		–	–	142.94	Jun 2013
2010 – Co-investment award	1,144,116	–		(1,144,116)		–		–	–	142.94	Jun 2013
2011 – Base award	2,129,901	–		(2,129,901)		–		–	–	163.20	Jun 2014
2011 – Co-investment award	876,531	–		(876,531)		–		–	–	163.20	Jun 2014
Total	9,826,398	–		(6,520,773)		(3,305,625)		–	–

Stephen Pusey
2009 – Base award	1,872,818	–		–		(1,872,818)		–	–	117.47	Jun 2012
2009 – Co-investment award	510,879	–		–		(510,879)		–	–	117.47	Jun 2012
2010 – Base award	1,693,018	–		–		–		1,693,018	3,159,172	142.94	Jun 2013
2010 – Co-investment award	571,097	–		–		–		571,097	1,065,667	142.94	Jun 2013
2011 – Base award	1,550,245	–		–		–		1,550,245	2,892,757	163.20	Jun 2014
2011 – Co-investment award	612,745	–		–		–		612,745	1,143,382	163.20	Jun 2014
2012 – Base award	–	1,057,692		–		–		1,057,692	1,973,653	179.40	Jul 2015
2012 – Co-investment award	–	1,014,705		–		–		1,014,705	1,893,440	179.40	Jul 2015
Total	6,810,802	2,072,397		–		(2,383,697)		6,499,502	12,128,071

Notes:

1	The awards were granted during the year under the Vodafone Global Incentive Plan (‘GIP’) using the closing share price on the day before the grant which was 179.40 pence. These awards have a performance period running from 1 April 2012 to 31 March 2015. The performance conditions are a matrix of adjusted free cash flow performance and relative TSR. The vesting date will be in June 2015.
2	Shares granted on 30 June 2009 vested on 30 June 2012. The performance conditions on these awards were a matrix of adjusted free cash flow performance and relative TSR, and the resulting vesting was 100% of maximum. The share price on the vesting date was 179.25 pence.
3	Michel Combes was employed until 31 October 2012.

The aggregate number of shares conditionally awarded during the year to the Executive Committee, other than the executive directors, was 13,360,023 shares. The performance and vesting conditions on the shares awarded in the year are based on a matrix of adjusted free cash flow performance and relative TSR.

81	Vodafone Group Plc Annual Report 2013

Share options

No share options have been granted to directors during the year. The following information summarises the executive directors’ options under the Vodafone Group 2008 Sharesave Plan (‘SAYE’), the Vodafone Group Plc 1999 Long-Term Stock Incentive Plan (‘LTSIP’) and the Vodafone GIP. HMRC approved awards may be made under all of the schemes mentioned. No other directors have options under any of these schemes.

Options under the Vodafone Group 2008 Sharesave Plan were granted at a discount of 20% to the market value of the shares at the time of the grant. No other options may be granted at a discount.

		At 1 April 2012 or date of appointment	Options granted during the 2013 financial year	Options exercised during the 2013 financial year	Options lapsed during the 2013 financial year	Options held at 31 March 2013	Option price	Date from		Market price on exercise
	Grant date	Number of shares	Number of shares	Number of shares	Number of shares	Number of shares	Pence[1]	which exercisable	Expiry date	Pence
Vittorio Colao
GIP	Nov 2006	3,472,975	–	(3,472,975)	–	–	135.50	Nov 2009	Nov 2016	177.53
GIP[2]	Jul 2007	3,003,575	–	–	–	3,003,575	167.80	Jul 2010	Jul 2017	–
SAYE	Jul 2009	16,568	–	–	–	16,568	93.85	Sep 2014	Feb 2015	–
Total		6,493,118	–	(3,472,975)	–	3,020,143

Andy Halford
LTSIP	Jul 2005	1,291,326	–	(1,291,326)	–	–	145.25	Jul 2008	Jul 2015	177.41
GIP[2]	Jul 2007	2,295,589	–	–	–	2,295,589	167.80	Jul 2010	Jul 2017	–
SAYE	Jul 2009	9,669	–	(9,669)	–	–	93.85	Sep 2012	Feb 2013	161.15
SAYE	Jul 2012	–	6,233	–	–	6,233	144.37	Sep 2015	Feb 2016	–
Total		3,596,584	6,233	(1,300,995)	–	2,301,822

Michel Combes[3]
SAYE	Jul 2009	9,669	–	(9,669)	–	–	93.85	Sep 2012	Feb 2013	167.60
Total		9,669	–	(9,669)	–	–

Stephen Pusey
GIP	Sep 2006	1,034,259	–	–	–	1,034,259	113.75	Sep 2009	Aug 2016	–
GIP[2]	Jul 2007	947,556	–	–	–	947,556	167.80	Jul 2010	Jul 2017	–
SAYE	Jul 2009	9,669	–	(9,669)	–	–	93.85	Sep 2012	Feb 2013	170.35
Total		1,991,484	–	(9,669)	–	1,981,815

Notes:

1	The closing trade share price on 31 March 2013 was 186.60 pence. The highest trade share price during the year was 191.75 pence and the lowest price was 154.20 pence.
2	The performance condition on these options is a three year cumulative growth in adjusted earnings per share. The options vested at 100% on 24 July 2010.
3	Michel Combes was employed until 31 October 2012.

Audited information for non-executive directors serving during the year ended 31 March 2013

	Salary/fees		Benefits[1]		Total
	2013 £’000	2012 £’000	2013 £’000	2012 £’000	2013 £’000	2012 £’000
Chairman
Gerard Kleisterlee[2]	600	438	56	46	656	484
Senior Independent Director
Luc Vandevelde	154	140	12	20	166	160
Non-executive directors
Renee James[3]	151	139	83	56	234	195
Alan Jebson[3]	151	145	55	35	206	180
Samuel Jonah[3]	157	139	52	23	209	162
Omid Kordestani	10	–	–	–	10	–
Nick Land	140	140	–	–	140	140
Anne Lauvergeon	115	115	7	4	122	119
Anthony Watson	115	115	–	–	115	115
Philip Yea	115	115	–	–	115	115
Former non-executive directors
Sir John Bond (retired 26 July 2011)	–	200	–	1	–	201
Sir John Buchanan (retired 24 July 2012)	58	175	–	–	58	175
Total	1,766	1,861	265	185	2,031	2,046

Notes:

1	An explanation of these benefits can be found on page 82.
2	The figure shown in 2012 is comprised of his part-year compensation as a non-executive director and part-year compensation as Chairman.
3	Salary/fees include an additional allowance of £6,000 per meeting for directors based outside of Europe.

82	Vodafone Group Plc Annual Report 2013

Directors’ remuneration (continued)

Vodafone has been advised that for non-executive directors who are based overseas, any travel expenses in relation to attending board meetings should be included as a benefit. The table on page 81 now includes these travel expenses for both the 2012 and 2013 financial years.

Beneficial interests

The beneficial interests of directors and their connected persons in the ordinary shares of the Company, which includes interests in the Vodafone Share Incentive Plan, but which excludes interests in the Vodafone Group share option schemes, and the Vodafone Group short-term or long-term incentives, are shown below:

	20 May 2013	31 March 2013	1 April 2012 or date of appointment
Vittorio Colao	6,813,283	6,813,283	3,354,896
Andy Halford	2,174,686	2,174,426	2,527,649
Stephen Pusey	1,132,019	1,132,019	698,264
Renee James	50,000	50,000	50,000
Alan Jebson	82,340	82,340	82,340
Samuel Jonah	55,350	55,350	55,350
Gerard Kleisterlee	109,552	109,552	100,000
Omid Kordestani[1]	–	–	–
Nick Land	35,000	35,000	35,000
Anne Lauvergeon	29,922	29,922	28,936
Luc Vandevelde	91,563	91,563	90,478
Anthony Watson	115,000	115,000	115,000
Philip Yea	61,249	61,249	61,249

Note:

1	Omid Kordestani was appointed to the Board on 1 March 2013.

At 31 March 2013 and during the period from 1 April 2013 to 20 May 2013, no director had any interest in the shares of any subsidiary company. Other than those individuals included in the table above who were Board members at 31 March 2013, members of the Group’s Executive Committee at 31 March 2013 had an aggregate beneficial interest in 7,728,527 ordinary shares of the Company. At 20 May 2013 the directors had an aggregate beneficial interest in 10,749,964 ordinary shares of the Company and the Executive Committee members had an aggregate beneficial interest in 7,925,243 ordinary shares of the Company, which includes the addition of a new Executive Committee member appointed after 31 March 2013. None of the directors or the Executive Committee members had an individual beneficial interest amounting to greater than 1% of the Company’s ordinary shares.

Interests in share options of the Company

At 20 May 2013 there had been no change to the directors’ interests in share options from 31 March 2013 (see page 81).

Other than those individuals included in the table above, at 20 May 2013 members of the Group’s Executive Committee held options for 2,592,271 ordinary shares at prices ranging from 115.3 pence to 167.8 pence per ordinary share, with a weighted average exercise price of 162.2 pence per ordinary share exercisable at dates ranging from July 2008 to July 2017.

Renee James, Alan Jebson, Samuel Jonah, Gerard Kleisterlee, Omid Kordestani, Nick Land, Anne Lauvergeon, Luc Vandevelde, Anthony Watson and Philip Yea held no options at 20 May 2013.

Directors’ interests in contracts

None of the current directors had a material interest in any contract of significance to which the Company or any of its subsidiaries was a party during the financial year.

/s/ Luc Vandevelde

Luc Vandevelde

On behalf of the Board

21 May 2013

83	Vodafone Group Plc Annual Report 2013

Contents

Page
84	Directors’ statement of responsibility
85	Audit report on internal control over financial reporting
86	Critical accounting estimates
88	Risk mitigation
89	Audit report on the consolidated financial statements
90	Consolidated financial statements and financial commentary†
90	Consolidated income statement
90	Consolidated statement of comprehensive income
92	Consolidated statement of financial position
94	Consolidated statement of changes in equity
96	Consolidated statement of cash flows
98	Notes to the consolidated financial statements:
98	1. Basis of preparation
98	2. Significant accounting policies
100	3. Operating profit
101	4. Directors and key management compensation
102	5. Employees
103	6. Investment income and financing costs
104	7. Taxation
107	8. Earnings per share
107	9. Equity dividends
108	10. Intangible assets
109	11. Acquisitions and disposals
111	12. Impairment review
115	13. Property, plant and equipment
116	14. Investments in joint ventures
117	15. Investments in associates
117	16. Other investments
118	17. Trade and other receivables
119	18. Trade and other payables
120	19. Provisions
121	20. Commitments
121	21. Contingent liabilities
123	22. Reconciliation of net cash flow from operating activities
123	23. Cash and cash equivalents
124	24. Borrowings
128	25. Called up share capital
128	26. Subsequent events

Page
129	Financial statement note appendices:
129	A1. Significant accounting policies
136	A2. Segment analysis
140	A3. Inventory
140	A4. Share-based payments
142	A5. Post employment benefits
144	A6. Capital and financial risk management
148	A7. Related party transactions
149	A8. Principal subsidiaries
150	A9. Subsidiaries exempt from audit
151	Other unaudited financial information:
151	Prior year operating results
155	Liquidity and capital resources
159	This page is intentionally left blank
160	This page is intentionally left blank
161	This page is intentionally left blank
162	This page is intentionally left blank
163	This page is intentionally left blank
164	This page is intentionally left blank
165	This page is intentionally left blank
B-1	Separate financial statements required by Rule 3-09 of Regulation S-X
B-3	Report of Independent Registered Public Accounting Firm

Reporting our financial performance

This year we have changed the format of our consolidated financial statements, with the aim of making them clear and easier to follow.

On pages 90 to 97 we have created an integrated financial review, combining a commentary on items within the primary financial statements.

We have changed the order of the footnotes to help with the flow of information, focusing on areas that we feel are key to understanding our business. Additional information that we are required to disclose by accounting standard or regulation has been moved to appendices. In addition, each footnote now begins with a simple introduction outlining the purpose of the note.

We hope this format makes it easier for you to navigate to the information that is important to you.

†	The financial commentary on pages 91, 93, 95 and 97 form part of the business review and are unaudited.

84	Vodafone Group Plc Annual Report 2013

Directors’ statement of responsibility

Financial statements and accounting records

Company law of England and Wales requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group at the end of the financial year and of the profit or loss of the Group for that period. In preparing those financial statements the directors are required to:

g	select suitable accounting policies and apply them consistently;

g	make judgements and estimates that are reasonable and prudent;

g	state whether the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’), in accordance with IFRS as adopted for use in the EU and Article 4 of the EU IAS Regulations;

g	state for the Company financial statements whether applicable UK accounting standards have been followed; and

g	prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

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

The directors are responsible for preparing the annual report in accordance with applicable law and regulations. Having taken advice from the Audit and Risk Committee, the Board considers the report and accounts, taken as a whole, as fair, balanced and understandable and that it provides the information necessary for shareholders to assess the Company’s performance, business model and strategy.

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

Going concern

After reviewing the Group’s and Company’s budget for the next financial year, and other longer term plans, the directors are satisfied that, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements. Further detail is included within “Commentary on the consolidated statement of cash flows” on page 97, notes 24 and A6 to the consolidated financial statements, and “Liquidity and capital resources” on pages 155 to 158 which include disclosure in relation to the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk.

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

Management has assessed the effectiveness of the internal control over financial reporting at 31 March 2013 based on the Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’). Based on management’s assessment management has concluded that the internal control over financial reporting was effective at 31 March 2013.

The assessment excluded the internal controls over financial reporting relating to Cable & Wireless Worldwide plc (‘CWW’) because it became a subsidiary during the year as described in note 11 to the consolidated financial statements. CWW will be included in the Group’s assessment at 31 March 2014.

Key sub-totals that result from the consolidation of CWW, whose internal controls have not been assessed, are total assets of £2,877 million, net assets of £1,315 million, revenue of £1,234 million and loss for the financial year of £151 million.

Management has also excluded from its assessment the internal control over financial reporting of entities which are accounted for under the equity method, including Verizon Wireless (‘VZW’), because the Group does not have the ability to dictate or modify the controls at these entities and does not have the ability to assess, in practice, the controls at these entities. Accordingly, the internal controls of these entities, which contributed a net profit of £6,477 million (2012: £4,963 million) to the profit for the financial year, have not been assessed, except relating to controls over the recording of amounts relating to the investments that are recorded in the Group’s consolidated financial statements.

During the period covered by this document there were no changes in the Group’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of the internal controls over financial reporting.

The Group’s internal control over financial reporting at 31 March 2013 has been audited by Deloitte LLP, an independent registered public accounting firm who also audit the Group’s consolidated financial statements. Their audit report on internal control over financial reporting is on page 85.

By Order of the Board

/s/ Rosemary Martin

Rosemary Martin

Company Secretary

21 May 2013

85	Vodafone Group Plc Annual Report 2013

Audit report on internal control over financial reporting

Report of independent registered public accounting firm to the members of Vodafone Group Plc

We have audited the internal control over financial reporting of Vodafone Group Plc and subsidiaries and applicable joint ventures (the “Group”) as of 31 March 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in management’s report on internal control over financial reporting, management excluded from its assessment the internal control over financial reporting at Cable & Wireless Worldwide plc, which became a subsidiary during the year and which accounted for £2,877 million of total assets, £1,315 million of net assets, £1,234 million of revenue and £151 million of loss for the financial year of the consolidated financial statements amounts as of and for the year ended 31 March 2013. Accordingly our audit did not include the internal control over financial reporting at Cable & Wireless Worldwide plc. Additionally management is not required to evaluate the internal control over financial reporting of those entities that are accounted for under the equity method, including Verizon Wireless, because the Group does not have the ability to dictate or modify controls at these entities and does not have the ability to assess, in practice, the controls at these entities. Accordingly, the internal control over financial reporting of these entities, which contributed a net profit of £6,477 million to the profit for the financial year has not been assessed, except relating to the Group’s controls over the recording and related disclosures of amounts relating to investments that are recorded in the consolidated financial statements.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 March 2013, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Group as of and for the year ended 31 March 2013 prepared in conformity with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union and IFRS as issued by the International Accounting Standards Board. Our report dated 21 May 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP

Deloitte LLP

London

United Kingdom

21 May 2013

86	Vodafone Group Plc Annual Report 2013

Critical accounting estimates – Audited

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

In determining and applying accounting policies, judgement is often required in respect of items where the choice of specific policy, accounting estimate or assumption to be followed could materially affect the reported results or net asset position of the Group; it may later be determined that a different choice would have been more appropriate.

Management considers that certain accounting estimates and assumptions relating to revenue, taxation, business combinations, intangible assets (goodwill and finite lived assets), property, plant and equipment, provisions and contingent liabilities, and impairment are its critical accounting estimates.

A discussion of these critical accounting estimates is provided below and should be read in conjunction with the disclosure of the Group’s significant IFRS accounting policies provided in note A2 to the consolidated financial statements.

Management has discussed its critical accounting estimates and associated disclosures with the Company’s Audit and Risk Committee.

Revenue recognition

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

Gross versus net presentation

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

The complexity of the Group’s structure makes the degree of estimation and judgement more challenging. The resolution of issues is not always within the control of the Group and it is often dependent on the efficiency of the legal processes in the relevant taxing jurisdictions in which the Group operates. Issues can, and often do, take many years to resolve. Payments in respect of tax liabilities for an accounting period are made by payments on account and on the final resolution of open items. As a result there can be substantial differences between the tax charge in the consolidated income statement and tax payments.

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

Significant items on which the Group has exercised accounting judgement include recognition of deferred tax assets in respect of losses in Germany and Luxembourg and the recognition of a deferred tax asset in respect of capital allowances in the United Kingdom. The amounts recognised in the consolidated financial statements in respect of each matter are derived from the Group’s best estimation and judgement as described above. See note 7 to the consolidated financial statements.

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

87	Vodafone Group Plc Annual Report 2013

The relative size of the Group’s intangible assets, excluding goodwill, makes the judgements surrounding the estimated useful lives critical to the Group’s financial position and performance.

At 31 March 2013 intangible assets, excluding goodwill, amounted to £22,025 million (2012: £21,164 million) and represented 15.4% (2012: 15.2%) of the Group’s total assets.

Estimation of useful life

The useful life used to amortise intangible assets relates to the expected future performance of the assets acquired and management’s estimate of the period over which economic benefit will be derived from the asset. The basis for determining the useful life for the most significant categories of intangible assets is as follows:

Licences and spectrum fees

The estimated useful life is generally the term of the licence unless there is a presumption of renewal at negligible cost. Using the licence term reflects the period over which the Group will receive economic benefit. For technology-specific licences with a presumption of renewal at negligible cost, the estimated useful economic life reflects the Group’s expectation of the period over which the Group will continue to receive economic benefit from the licence. The economic lives are periodically reviewed taking into consideration such factors as changes in technology. Historically any changes to economic lives have not been material following these reviews.

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

Capitalised software

The useful life is determined by management at the time the software is acquired and brought into use and is regularly reviewed for appropriateness. For computer software licences, the useful life represents management’s view of the expected term over which the Group will receive benefits from the software, but not exceeding the licence term. For unique software products controlled by the Group, the life is based on historical experience with similar products as well as anticipation of future events which may impact their life such as changes in technology. Historically changes in useful lives have not resulted in material changes to the Group’s amortisation charge.

Property, plant and equipment

Property, plant and equipment also represent a significant proportion of the asset base of the Group being 14.2% (2012: 13.4%) of the Group’s total assets. Therefore the estimates and assumptions made to determine their carrying value and related depreciation are critical to the Group’s financial position and performance.

Estimation of useful life

The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in the consolidated income statement.

The useful lives and residual values of the Group’s assets are determined by management at the time the asset is acquired and reviewed annually for appropriateness. The lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life such as changes in technology. Furthermore, network infrastructure is only depreciated over a period that extends beyond the expiry of the associated licence under which the operator provides telecommunications services if there is a reasonable expectation of renewal or an alternative future use for the asset.

Historically changes in useful lives and residual values have not resulted in material changes to the Group’s depreciation charge.

Provisions and contingent liabilities

The Group exercises judgement in measuring and recognising provisions and the exposures to contingent liabilities related to pending litigation or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities (see note 21 to the consolidated financial statements). Judgement is necessary in assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of the financial settlement. Because of the inherent uncertainty in this evaluation process, actual losses may be different from the originally estimated provision.

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

For businesses where the five year management plans are used for the Group’s value in use calculations, a long-term growth rate into perpetuity has been determined as the lower of:

g	the nominal GDP growth rates for the country of operation; and

g	the long-term compound annual growth rate in adjusted EBITDA in years six to ten estimated by management.

For businesses where the plan data is extended for an additional five years for the Group’s value in use calculations, a long-term growth rate into perpetuity has been determined as the lower of:

g	the nominal GDP growth rates for the country of operation; and

g	the compound annual growth rate in adjusted EBITDA in years nine to ten of the management plan.

Changing the assumptions selected by management, in particular the discount rate and growth rate assumptions used in the cash flow projections, could significantly affect the Group’s impairment evaluation and hence results.

The Group’s review includes the key assumptions related to sensitivity in the cash flow projections. Further details are provided in note 12 to the consolidated financial statements.

88	Vodafone Group Plc Annual Report 2013

Unaudited information – Risk Mitigation

Mitigations for risks faced by the Group include:

g	Specific back-up and resilience requirements are built into our networks. We monitor our ability to replace strategic equipment quickly in event of failure, and for high risk components, we maintain dedicated back-up equipment ready for use. Dedicated network equipment is installed on trucks ready to be moved on site if required.

Our critical infrastructure has been enhanced to prevent unauthorised access and reduce the likelihood and impact of a successful attack. Network contingency plans are linked with our business continuity and disaster recovery plans which are in place to cover the residual risks that cannot be mitigated. A crisis management team and escalation processes are in place both nationally and internationally, and crisis simulations are conducted annually.

We also manage the risk of malicious attacks on our infrastructure using our global security operations centre that provides 24/7 monitoring of our network in many countries.

g	Both the hardware and software applications which hold or transmit confidential personal and business voice and data traffic include security features. Security related reviews are conducted according to our policies and security standards. Security governance and compliance is managed and monitored through software tools that are deployed to all local markets and selected partner markets. Our data centres are managed to international information security standards. Third party data security reviews are conducted jointly with our technology security and corporate security functions.

g	We will continue to promote our differentiated propositions by focusing on our points of strength such as network quality, capacity and coverage, quality of customer service and the value of our products and services. We are enhancing distribution channels to get closer to customers and using targeted promotions where appropriate to attract and retain specific customers. We closely monitor and model competitor behaviour, network builds and product offerings to understand future intentions to be able to react in a timely manner.

g	We monitor political developments in our existing and potential markets closely, identifying risks in our current and proposed commercial propositions. Regular reports are made to our Executive Committee on current political and regulatory risks. These risks are considered in our business planning process, including the importance of competitive commercial pricing and appropriate product strategies. Authoritative and timely intervention is made at both national and international level in respect of legislative, fiscal and regulatory proposals which we feel are not in the interests of the Group. We have regular dialogue with trade groups that represent network operators and other industry bodies to understand underlying political pressures.

g	In some markets we are already providing fixed-line telecommunication services (voice and broadband). In other existing markets we actively look for opportunities to provide services beyond mobile through acquisition, partnerships, or joint ventures.

g	We have also developed strategies which strengthen our relationships with customers by accelerating the introduction of integrated voice, messaging and data tariffs to avoid customers reducing their out-of bundle usage through substitution.

g	We are closely monitoring the eurozone situation. Executive Committee briefings have been provided with specific actions identified to reduce the impact of the risk. We have developed a detailed business continuity plan in the event of a country leaving the eurozone, which could lead to a banking system freeze and a need to transition to a “cash based” operating system for a number of months.

See page 49 for further details on the potential impact for Vodafone of a market leaving the eurozone.

g	We have a global health and safety policy that includes standards for radio frequency fields that are mandated in all our operating companies. We have a Group EMF board that manages potential risks through cross sector initiatives and which oversees a coordinated global programme to address and reduce public concern. We have close engagement with European Union institutions, in coordination with an international policy team in Brussels, to ensure early warning and advocacy related to possible precautionary legislation. We are engaged with relevant bodies to ensure that the scientific research agenda set by the World Health Organization is fully funded and executed as fast as reasonably possible.

g	Specific back-up and resilience requirements are built into our networks. We monitor our ability to replace strategic equipment quickly in event of failure, and for high risk components, we maintain dedicated back-up equipment ready for use. Network contingency plans are linked with our business continuity and disaster recovery plans which are in place to cover the residual risks that cannot be mitigated. A crisis management team and escalation processes are in place both nationally and internationally, and crisis simulations are conducted annually. We also manage the risk of malicious attacks on our infrastructure using our global security operations centre that provides 24/7 monitoring of our network in many countries.

g	We periodically review the performance of key suppliers, both operationally and financially, across individual markets and from a Group perspective. Other processes are in place to regularly identify and manage “suppliers at risk.” Most supplier categories have business continuity plans in place in the event of single supplier failure.

g	We maintain constructive engagement with the tax authorities and relevant government representatives, as well as active engagement with a wide range of international companies and business organisations with similar issues. Where appropriate we engage advisors and legal counsel to obtain opinions on tax legislation and principles.

g	We review the carrying value of the Group’s property, plant and equipment, goodwill and other intangible assets at least annually, or more frequently where the circumstances require, to assess whether carrying values can be supported by the net present value of future cash flows derived from such assets. This review considers the continued appropriateness of the assumptions used in assessing for impairment, including an assessment of discount rates and long-term growth rates, future technological developments, and the timing and amount of future capital expenditure. Other factors which may affect revenue and profitability (for example intensifying competition, pricing pressures, regulatory changes and the timing for introducing new products or services) are also considered. Discount rates are in part derived from yields on government bonds, the level of which may change substantially period to period and which may be affected by political, economic and legal developments which are beyond our control. Further details are provided in “Critical accounting estimates” on page 87.

89	Vodafone Group Plc Annual Report 2013

Report of independent registered public accounting firm to the Board of directors and shareholders of Vodafone Group Plc

We have audited the accompanying consolidated statements of financial position of Vodafone Group Plc and subsidiaries (the ‘Group’) as of 31 March 2013 and 2012, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended 31 March 2013. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 March 2013 and 2012, and the results of its operations and cash flows for each of the three years in the period ended 31 March 2013, in conformity with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of 31 March 2013, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 21 May 2013 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte LLP

Deloitte LLP

London

United Kingdom

21 May 2013

90	Vodafone Group Plc Annual Report 2013

Consolidated income statement

for the years ended 31 March

	Note	2013 £m	2012 £m	2011 £m
Revenue	A2	44,445	46,417	45,884
Cost of sales		(30,505)	(31,546)	(30,814)
Gross profit		13,940	14,871	15,070
Selling and distribution expenses		(3,258)	(3,227)	(3,067)
Administrative expenses		(5,199)	(5,075)	(5,300)
Share of result in associates	15	6,477	4,963	5,059
Impairment losses	12	(7,700)	(4,050)	(6,150)
Other income and expense	11	468	3,705	(16)
Operating profit	3	4,728	11,187	5,596
Non-operating income and expense	11	10	(162)	3,022
Investment income	6	305	456	1,309
Financing costs	6	(1,788)	(1,932)	(429)
Profit before taxation		3,255	9,549	9,498
Income tax expense	7	(2,582)	(2,546)	(1,628)
Profit for the financial year		673	7,003	7,870

Attributable to:
– Equity shareholders		429	6,957	7,968
– Non-controlling interests		244	46	(98)
		673	7,003	7,870

Basic earnings per share	8	0.87p	13.74p	15.20p

Diluted earnings per share	8	0.87p	13.65p	15.11p

Consolidated statement of comprehensive income

for the years ended 31 March

	2013 £m	2012 £m	2011 £m
(Losses)/gains on revaluation of available-for-sale investments, net of tax	(73)	(17)	310
Foreign exchange translation differences, net of tax	362	(3,673)	(2,132)
Net actuarial (losses)/gains on defined benefit pension schemes, net of tax	(198)	(272)	136
Foreign exchange losses/(gains) transferred to the income statement	1	(681)	(630)
Fair value gains transferred to the income statement	(12)	–	(2,192)
Other, net of tax	(4)	(10)	19
Other comprehensive income/(loss)	76	(4,653)	(4,489)
Profit for the financial year	673	7,003	7,870
Total comprehensive income for the year	749	2,350	3,381

Attributable to:
– Equity shareholders	604	2,383	3,567
– Non-controlling interests	145	(33)	(186)
	749	2,350	3,381

The accompanying notes are an integral part of these consolidated financial statements.

91	Vodafone Group Plc Annual Report 2013

Commentary on the consolidated income statement

and statement of comprehensive income

The consolidated income statement includes the majority of our income and expenses for the year with the remainder recorded in the statement of comprehensive income.

Further details on the major movements in the year are set out below:

Revenue

Revenue fell by 4.2% to £44.4 billion. The decrease was primarily due to the negative impact of adverse foreign exchange rate movements, as much of the Group’s revenue is generated in currencies other than sterling, and the challenging economic conditions in southern Europe. Our operating results on pages 40 to 44 explain in more detail the geographical split of our revenue.

Share of result in associates

Share of results in associates increased 30.5% to £6.5 billion. This is primarily due to the strong performance of VZW, in which we have a 45% interest. For more information on what has driven the growth at VZW, see page 44.

Impairment losses

An impairment loss of £7.7 billion was recorded in relation to Italy and Spain, primarily driven by adverse performance against previous plans and adverse movements in discount rates. Note 12 provides more information on how we test for impairment.

Other income and expense

Other income and expense has decreased from a gain of £3.7 billion in the prior year to a gain of £0.5 billion this year. The decrease is primarily due to the £3.7 billion gain on disposal of the Group’s 44% interest in SFR and 24.4% interest in Polkomtel recognised in the prior year, whereas in the current year we recognised a gain on acquisition of CWW of £0.5 billion. Note 11 provides more information on our acquisitions and disposals.

Taxation

The effective tax rate for the year ended 31 March 2013 was 79.3% compared to 26.7% in the prior year, with the difference primarily due to higher impairment losses in the current financial year and a significant gain on disposal of an investment in the prior year, neither of which result in any tax consequences.

Earnings per share3

Basic earnings per share was 0.87 pence, a reduction of 12.87 pence from the prior year. This was driven by higher impairment losses in the current year, whilst the prior year benefited from a gain on disposal of our 44% interest in SFR and 24.4% interest in Polkomtel.

Adjusted earnings per share, which is a non-GAAP measure used by management and which excludes the one-off items noted above together with items that we do not view as being reflective of our performance, was 15.65 pence, an increase of 5.0% compared to the prior year. The increase was primarily due to an increase in earnings on higher adjusted operating profit. Our calculation of the adjusted earnings on which we base our adjusted earnings per share calculation is set out below. Note 8 provides information on the number of shares.

	2013 £m	2012 £m
Profit attributable to equity shareholders	429	6,957

Pre-tax adjustments:
Impairment loss	7,700	4,050
Other income and expense[1]	(468)	(3,705)
Non-operating income and expense	(10)	162
Investment income and financing costs	51	(138)
	7,273	369

Taxation[2]	(12)	242
Non-controlling interests	6	(18)
Adjusted profit attributable to equity shareholders	7,696	7,550

Notes:

1	Other income and expense for the year ended 31 March 2013 included a £473 million gain on acquisition of CWW. The year ended 31 March 2012 included a £3,419 million gain on disposal of the Group’s 44% interest in SFR and a £296 million gain on disposal of the Group’s 24.4% interest in Polkomtel.
2	Taxation for the year ended 31 March 2012 included a £206 million charge in respect of the disposal of the Group’s 24.4% interest in Polkomtel. The gain arising on our acquisition of CWW in the year ended 31 March 2013 and the disposal of our 44% interest in SFR in the 2012 financial year did not give rise to a tax charge. The impairment charges of £7,700 million and £4,050 million in the years ended 31 March 2013 and 2012 respectively did not result in any tax consequences.
3	See note 8 on page 107 for the weighted average number of shares used to calculate basic/adjusted earnings per share.

The consolidated statement of comprehensive income records all of the income and losses generated for the year. Total comprehensive income was over £0.7 billion, comprising a profit of £0.7 billion and other comprehensive income of £0.1 billion.

Further details on the major movements in the year are set out below:

Foreign exchange differences, net of tax

Foreign exchange translation differences arise when we translate the results and net assets of our operating companies and associates, which transact their operations in foreign currencies including the euro, South African rand and Indian rupee, as well as US dollars for VZW, into our presentation currency of sterling. The net movement in foreign exchange rates resulted in a gain of £0.4 billion for the year. In the prior year there was a loss of £3.7 billion.

Net actuarial (losses)/gains on defined benefit schemes

We incurred a loss of £0.2 billion from the revaluation of the Group’s defined benefit pension schemes after comparing the outcomes to those anticipated by the Group’s actuary. In the prior year there was a loss of £0.3 billion.

Foreign exchange losses/(gains) transferred to the income statement

The prior year gains were a result of the recycling of foreign exchange losses on the disposal of our investments in SFR and Polkomtel.

Profit for the financial year

The reasons underlying the £6.3 billion decrease in profit for the financial year are provided above.

The financial commentary on this page forms part of the business review and is unaudited.

92	Vodafone Group Plc Annual Report 2013

Consolidated statement of financial position

at 31 March

	Note	2013 £m	2012 £m
Non-current assets
Goodwill	10	30,372	38,350
Other intangible assets	10	22,025	21,164
Property, plant and equipment	13	20,331	18,655
Investments in associates	15	38,635	35,108
Other investments	16	774	791
Deferred tax assets	7	2,920	1,970
Post employment benefits	A5	52	31
Trade and other receivables	17	4,302	3,482
		119,411	119,551

Current assets
Inventory	A3	450	486
Taxation recoverable		452	334
Trade and other receivables	17	9,412	10,744
Other investments	16	5,350	1,323
Cash and cash equivalents	23	7,623	7,138
		23,287	20,025
Total assets		142,698	139,576

Equity
Called up share capital	25	3,866	3,866
Additional paid-in capital		154,279	154,123
Treasury shares		(9,029)	(7,841)
Retained losses		(88,785)	(84,184)
Accumulated other comprehensive income		11,146	10,971
Total equity shareholders’ funds		71,477	76,935

Non-controlling interests		1,890	2,090
Put options over non-controlling interests		(879)	(823)
Total non-controlling interests		1,011	1,267

Total equity		72,488	78,202

Non-current liabilities
Long-term borrowings	24	29,108	28,362
Taxation liabilities		150	250
Deferred tax liabilities	7	6,698	6,597
Post employment benefits	A5	629	337
Provisions	19	907	479
Trade and other payables	18	1,494	1,324
		38,986	37,349
Current liabilities
Short-term borrowings	24	12,289	6,258
Taxation liabilities		1,919	1,898
Provisions	19	818	633
Trade and other payables	18	16,198	15,236
		31,224	24,025
Total equity and liabilities		142,698	139,576

The consolidated financial statements were approved by the Board of directors and authorised for issue on 21 May 2013 and were signed on its behalf by:

/s/ Vittorio Colao	/s/ Andy Halford
Vittorio Colao	Andy Halford
Chief Executive	Chief Financial Officer

The accompanying notes are an integral part of these consolidated financial statements.

93	Vodafone Group Plc Annual Report 2013

Commentary on the consolidated statement of financial position

The consolidated statement of financial position shows all of our assets and liabilities at 31 March. Total assets increased by 2.2% to £142.7 billion driven by the increase in the carrying value of our 45% interest in VZW and higher cash and investment balances following our bond issues during the year, partially offset by the goodwill impairments recorded for Italy and Spain. Total liabilities increased by 14.4% to £70.2 billion driven by the £5.4 billion of long-term debt issued.

Further details on the major movements in the year are set out below:

Assets

Goodwill and other intangible assets

Our intangible assets decreased to £52.4 billion (2012: £59.5 billion) with goodwill comprising the largest element at £30.4 billion (2012: £38.4 billion). The decrease primarily resulted from impairment losses of £7.7 billion, amortisation of £3.4 billion and unfavourable foreign exchange rate movements of £0.4 billion, partially offset by £4.0 billion of additions and £0.5 billion arising on acquisitions. Further details of the impairment loss are provided in note 12.

Property, plant and equipment

Property, plant and equipment increased to £20.3 billion (2012: £18.7 billion) predominantly as a result of £4.7 billion of additions and £1.6 billion arising from the acquisition of businesses, partially offset by £4.3 billion of depreciation charges.

Investments in associates

Investments in associates increased to £38.6 billion (2012: £35.1 billion), with VZW being our largest investment. The increase was driven by our share of VZW’s results of £6.4 billion and £1.9 billion of favourable exchange rate movements, partially offset by £4.8 billion of dividends received from associates (see page 97).

Other non-current assets

Other non-current assets increased to £8.0 billion (2012: £6.3 billion) mainly due to a £1.0 billion increase in our deferred tax asset and an increase of £0.8 billion in trade and other receivables, both driven by acquisitions during the year.

Current assets

Current assets increased to £23.3 billion (2012: £20.0 billion) primarily due to a £4.5 billion increase in cash and short-term investments driven by the £2.4 billion income dividend received from VZW in December 2012 and the £3.9 billion of bonds issued in February 2013.

Total equity and liabilities

Total equity

Total equity decreased to £72.5 billion (2012: £78.2 billion). The profit for the year of £0.7 billion was more than offset by dividends paid to equity shareholders and non-controlling interests of £5.2 billion and share buybacks of £1.5 billion.

Borrowings

Borrowings increased to £41.4 billion (2012: £34.6 billion) mainly as a result of issuing bonds, in September 2012 and February 2013, and commercial paper. This was partially offset by the repayment of certain borrowings which had reached maturity.

Taxation liabilities

Total tax liabilities were stable at £2.1 billion (2012: £2.1 billion).

Other current liabilities

Other current liabilities increased to £17.0 billion (2012: £15.9 billion). Trade payables at 31 March 2013 were equivalent to 37 days (2012: 43 days) outstanding, calculated by reference to the amount owed to suppliers as a proportion of the amounts invoiced by suppliers during the year. It is our policy to agree terms of transactions, including payment terms, with suppliers and it is our normal practice that payment is made accordingly.

Contractual obligations and contingencies

A summary of our principal contractual financial obligations is shown below and details of the Group’s contingent liabilities are included in note 21.

			Payments due by period £m
Contractual obligations[1]	Total	< 1 year	1–3 years	3–5 years	>5 years
Borrowings[2]	50,308	13,002	11,627	8,679	17,000
Operating lease commitments[3]	6,640	1,238	1,732	1,194	2,476
Capital commitments[3] [4]	1,959	1,785	159	15	–
Purchase commitments	4,808	3,149	869	500	290
Total	63,715	19,174	14,387	10,388	19,766

Notes:

1	This table includes commitments in respect of options over interests in Group businesses held by non-controlling shareholders (see “Potential cash outflows from option agreements and similar arrangements” on page 158) and obligations to pay dividends to non-controlling shareholders (see “Dividends from associates and to non-controlling shareholders” on page 158). The table excludes current and deferred tax liabilities and obligations under post employment benefit schemes, details of which are provided in notes 7 and A5 respectively. The table also excludes the contractual obligations of associates.
2	See note 24.
3	See note 20.
4	Primarily related to network infrastructure.

The financial commentary on this page forms part of the business review and is unaudited.

94	Vodafone Group Plc Annual Report 2013

Consolidated statement of changes in equity

for the years ended 31 March

		Additional paid-in capital £m	[1]			Other comprehensive income					Equity share- holders’ funds £m	Non- controlling interests £m
	Share capital £m			Treasury shares £m	Retained losses £m	Currency reserve £m	Pensions reserve £m	Investment reserve £m	Revaluation surplus £m	Other £m			Total £m
1 April 2010	4,153	153,509		(7,810)	(79,655)	17,086	(363)	2,357	1,040	64	90,381	429	90,810
Issue or reissue of shares	–	–		232	(125)	–	–	–	–	–	107	–	107
Redemption or cancellation of shares	(71)	71		1,532	(1,532)	–	–	–	–	–	–	–	–
Purchase of own shares	–	–		(2,125)	–	–	–	–	–	–	(2,125)	–	(2,125)
Share-based payment	–	180	[2]	–	–	–	–	–	–	–	180	–	180
Transactions with non-controlling interests in subsidiaries	–	–		–	(120)	–	–	–	–	–	(120)	35	(85)
Comprehensive income	–	–		–	7,968	(2,669)	136	(1,882)	–	14	3,567	(186)	3,381
Profit/(loss)	–	–		–	7,968	–	–	–	–	–	7,968	(98)	7,870
OCI – before tax	–	–		–	–	(2,053)	190	347	–	14	(1,502)	(88)	(1,590)
OCI – taxes	–	–		–	–	14	(54)	(37)	–	–	(77)	–	(77)
Transfer to the income statement	–	–		–	–	(630)	–	(2,192)[3]	–	–	(2,822)	–	(2,822)
Dividends	–	–		–	(4,468)	–	–	–	–	–	(4,468)	(328)	(4,796)
Other	–	–		–	271	–	–	(238)	–	–	33	56	89
31 March 2011	4,082	153,760		(8,171)	(77,661)	14,417	(227)	237	1,040	78	87,555	6	87,561

Issue or reissue of shares	–	2		277	(208)	–	–	–	–	–	71	–	71
Redemption or cancellation of shares	(216)	216		4,724	(4,724)	–	–	–	–	–	–	–	–
Purchase of own shares	–	–		(4,671)[4]	–	–	–	–	–	–	(4,671)	–	(4,671)
Share-based payment	–	145	[2]	–	–	–	–	–	–	–	145	–	145
Transactions with non-controlling interests in subsidiaries	–	–		–	(1,908)	–	–	–	–	–	(1,908)	1,599	(309)
Comprehensive income	–	–		–	6,957	(4,279)	(272)	(17)	–	(6)	2,383	(33)	2,350
Profit	–	–		–	6,957	–	–	–	–	–	6,957	46	7,003
OCI – before tax	–	–		–	–	(3,629)	(365)	(17)	–	(14)	(4,025)	(71)	(4,096)
OCI – taxes	–	–		–	–	31	93	–	–	8	132	(8)	124
Transfer to the income statement	–	–		–	–	(681)	–	–	–	–	(681)	–	(681)
Dividends	–	–		–	(6,654)	–	–	–	–	–	(6,654)	(305)	(6,959)
Other	–	–		–	14	–	–	–	–	–	14	–	14
31 March 2012	3,866	154,123		(7,841)	(84,184)	10,138	(499)	220	1,040	72	76,935	1,267	78,202

Issue or reissue of shares	–	2		287	(237)	–	–	–	–	–	52	–	52
Purchase of own shares	–	–		(1,475)[4]	–	–	–	–	–	–	(1,475)	–	(1,475)
Share-based payment	–	152	[2]	–	–	–	–	–	–	–	152	–	152
Transactions with non-controlling interests in subsidiaries	–	–		–	(7)	–	–	–	–	–	(7)	(17)	(24)
Comprehensive income	–	–		–	429	462	(198)	(85)	–	(4)	604	145	749
Profit	–	–		–	429	–	–	–	–	–	429	244	673
OCI – before tax	–	–		–	–	482	(259)	(73)	–	(6)	144	(95)	49
OCI – taxes	–	–		–	–	(21)	61	–	–	2	42	(4)	38
Transfer to the income statement	–	–		–	–	1	–	(12)	–	–	(11)	–	(11)
Dividends	–	–		–	(4,801)	–	–	–	–	–	(4,801)	(384)	(5,185)
Other	–	2		–	15	–	–	–	–	–	17	–	17
31 March 2013	3,866	154,279		(9,029)	(88,785)	10,600	(697)	135	1,040	68	71,477	1,011	72,488

Notes:

1	Includes share premium, capital redemption reserve and merger reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.
2	Includes £18 million tax credit (2012: £2 million; 2011: £24 million).
3	Amounts for 2011 include a £208 million tax credit.
4	Amount for 2013 includes a commitment for the purchase of own shares of £1,026 million (2012: £1,091 million; 2011: £nil).

95	Vodafone Group Plc Annual Report 2013

Commentary on the consolidated statement of changes in equity

The consolidated statement of changes in equity shows the movements in equity shareholders’ funds and non-controlling interests. Equity shareholders funds decreased by -7.1% to £71.5 billion as the profit for the year was more than offset by the purchase of our own shares under the share buyback programmes and equity dividends paid.

Further details on the major movements in the year are set out below:

Acquisition of non-controlling interest

We did not acquire any significant non-controlling interests in the current year. In the year ended 31 March 2012 we acquired an additional stake in Vodafone India.

Purchase of own shares

We acquired 894 million of our own shares at a cost of £1.5 billion in the year. These arose from the two share buyback programmes that were in place.

g	We initiated a £4.0 billion share buyback programme following the disposal of our entire 44% interest in SFR to Vivendi on 16 June 2011. Under this programme, which was completed in August 2012, we purchased a total of 2,330,039,575 shares at an average price per share, including transaction costs, of 171.67 pence.

g	Following the receipt of a US$3.8 billion (£2.4 billion) income dividend from VZW in December 2012, we initiated a £1.5 billion share buyback programme. The Group placed irrevocable purchase instructions with a third party to enable shares to be repurchased on our behalf when we may otherwise have been prohibited from buying in the market.

The aggregate number of shares and the amount of consideration paid by the Company in relation to the £1.5 billion buyback programme at 20 May 2013 was 406 million and £0.7 billion respectively. The maximum value of shares that may yet be purchased under the programme at 20 May 2013 is £0.8 billion.

The movement in treasury shares during the year is shown below:

	Number Million	£m
1 April 2012	4,169	7,841
Reissue of shares	(161)	(287)
Purchase of shares	894	1,475
31 March 2013	4,902	9,029

The reissue of shares in the year was to satisfy obligations under employee share schemes.

Comprehensive income

The Group generated over £0.7 billion of comprehensive income in the year, primarily a result of the profit for the year attributable to equity shareholders of £0.4 billion. The reasons underlying the £0.1 billion increase (2012: £4.7 billion decrease) in comprehensive income are provided on page 91.

Dividends

We provide returns to shareholders through dividends and have historically generally paid dividends twice a year in February and August. The directors expect that we will continue to pay dividends semi-annually.

The £4.8 billion equity dividend reduction in the current year comprises £3.2 billion in relation to the final dividend for the year ended 31 March 2012 and £1.6 billion for the interim dividend for the year ended 31 March 2013. This is reduced from the total £6.7 billion charge in the prior year primarily due to the special dividend of £2.0 billion paid in relation to a VZW income dividend received in the prior year.

The interim dividend of 3.27 pence per share announced by the directors in November 2012 represented a 7.2% increase over last year’s interim dividend. The directors are proposing a final dividend of 6.92 pence per share. Total dividends for the year, excluding the second interim dividend paid in the prior year, increased by 7.0% to 10.19 pence per share, in line with our dividend per share growth target of at least 7% per annum for each of the financial years in the period ending 31 March 2013, issued in May 2010.

The financial commentary on this page forms part of the business review and is unaudited.

96	Vodafone Group Plc Annual Report 2013

Consolidated statement of cash flows

for the years ended 31 March

	Note	2013 £m	2012 £m	2011 £m
Net cash flow from operating activities	22	10,694	12,755	11,995

Cash flows from investing activities
Purchase of interests in subsidiaries and joint ventures, net of cash acquired		(1,432)	(149)	(46)
Other investing activities in relation to purchase of subsidiaries		–	310	(356)
Purchase of interests in associates		(6)	(5)	–
Purchase of intangible assets		(4,036)	(3,090)	(4,290)
Purchase of property, plant and equipment		(4,666)	(4,762)	(4,350)
Purchase of investments		(4,249)	(417)	(318)
Disposal of interests in subsidiaries and joint ventures, net of cash disposed		27	832	–
Disposal of interests in associates		–	6,799	–
Disposal of property, plant and equipment		153	117	51
Disposal of investments		1,523	66	4,467
Dividends received from associates		4,827	4,023	1,424
Dividends received from investments		2	3	85
Interest received		459	322	1,659
Taxation on investing activities		–	(206)	(208)
Net cash flow from investing activities		(7,398)	3,843	(1,882)

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares		52	71	107
Net movement in short-term borrowings		1,672	1,206	(573)
Proceeds from issue of long-term borrowings		5,422	1,642	4,861
Repayment of borrowings		(1,720)	(3,520)	(4,064)
Purchase of treasury shares		(1,568)	(3,583)	(2,087)
Equity dividends paid		(4,806)	(6,643)	(4,468)
Dividends paid to non-controlling shareholders in subsidiaries		(379)	(304)	(320)
Other transactions with non-controlling shareholders in subsidiaries		15	(2,605)	(137)
Interest paid		(1,644)	(1,633)	(1,578)
Net cash flow from financing activities		(2,956)	(15,369)	(8,259)

Net cash flow		340	1,229	1,854

Cash and cash equivalents at beginning of the financial year	23	7,088	6,205	4,363
Exchange (gain)/loss on cash and cash equivalents		170	(346)	(12)
Cash and cash equivalents at end of the financial year	23	7,598	7,088	6,205

The accompanying notes are an integral part of these consolidated financial statements.

97	Vodafone Group Plc Annual Report 2013

Commentary on the consolidated statement of cash flows

The consolidated statement of cash flows shows the cash flows from operating, investing and financing activities for the year. Cash and cash equivalents at the end of the financial year increased 7.2% to £7.6 billion. We have maintained a robust liquidity position throughout the year enabling us to service shareholder returns, debt and expansion through capital investment. This position has been achieved through cash generated from operations, dividends from associates, and borrowings through short-term and long-term debt issued through the capital markets. We expect these to be our key sources of liquidity for the foreseeable future. We also have access to the committed facilities detailed on page 157.

Our liquidity and working capital may be affected by a material decrease in cash flow due to a number of factors as outlined in “Principal risk factors and uncertainties” on pages 46 to 49. We do not use non-consolidated special purpose entities as a source of liquidity or for other financing purposes.

Purchase of interest in subsidiaries and joint ventures, net of cash acquired

During the year we acquired CWW and TelstraClear for cash consideration of £1.1 billion and £0.4 billion respectively. Further details on the assets and liabilities acquired are outlined in note 11.

Purchase of intangible assets

The purchase of intangible assets was primarily in relation to spectrum. We acquired spectrum in the UK, the Netherlands, Romania, Egypt and India, totalling £2.5 billion during the year.

Disposal of interests in associates and joint ventures

In the prior year we disposed of our 44% interest in SFR and our 24.4% interest in Polkomtel for proceeds of £6.8 billion and £0.8 billion respectively. There were no significant disposals in the current year.

Disposal of investments

In April 2012 we received the remaining consideration of £1.5 billion from the disposal of our interests in SoftBank Mobile Corp.

Purchase of investments

The Group purchases short-term investments as part of its treasury strategy. See note 16.

Dividends received from associates

Dividends received from associates increased by 20.0% to £4.8 billion, primarily due to dividends received from VZW. The Group received an income dividend of £2.4 billion (2012: £2.9 billion) and also tax distributions totalling £2.4 billion (2012: £1.0 billion) during the year.

Proceeds from issues of long-term debt

The Group issued bonds, under its US shelf programme, in September 2012 and February 2013 of US$2.0 billion (£1.2 billion) and US$6.0 billion (£3.9 billion) respectively.

Purchase of treasury shares

During the year the Group completed the £4.0 billion share buyback programme announced in 2011 and also initiated a £1.5 billion programme on receipt of the income dividend from VZW in December 2012.

Equity dividends paid

Equity dividends paid during the year decreased by -27.7%, primarily due to the payment of a special dividend in the prior year. The special dividend was paid following the receipt of an income dividend from VZW.

Other transactions with non-controlling shareholders in subsidiaries

In the year ended 31 March 2012 we acquired an additional stake in Vodafone India.

Cash flow reconciliation

A reconciliation of cash generated by operations to free cash flow and net debt, two non-GAAP measures used by management, is shown below. Cash generated by operations decreased by
-7.4% to £13.7 billion, primarily driven by lower adjusted EBITDA (see page 40). Free cash flow decreased by -8.1% to £5.6 billion primarily due to lower adjusted EBITDA and higher payments for taxation, partially offset by lower cash capital expenditure, working capital movements and higher dividends received from associates and investments.

	2013 £m	2012 £m	%
Adjusted EBITDA	13,275	14,475	(8.3)
Working capital	318	206
Other	134	143
Cash generated by operations	13,727	14,824	(7.4)
Cash capital expenditure[1]	(6,195)	(6,423)
Capital expenditure	(6,266)	(6,365)
Working capital movement in respect of capital expenditure	71	(58)
Disposal of property, plant and equipment	153	117
Operating free cash flow	7,685	8,518	(9.8)
Taxation	(2,933)	(1,969)
Dividends received from associates and investments[2]	2,420	1,171
Dividends paid to non-controlling shareholders in subsidiaries	(379)	(304)
Interest received and paid	(1,185)	(1,311)
Free cash flow	5,608	6,105	(8.1)
Tax settlement[3]	(100)	(100)
Licence and spectrum payments	(2,507)	(1,429)
Acquisitions and disposals[4]	(1,723)	4,872
Equity dividends paid	(4,806)	(6,643)
Purchase of treasury shares	(1,568)	(3,583)
Foreign exchange	(828)	1,283
Income dividend from VZW	2,409	2,855
Other[5]	982	2,073
Net debt (increase)/decrease	(2,533)	5,433
Opening net debt	(24,425)	(29,858)
Closing net debt	(26,958)	(24,425)	10.4

Notes:

1	Cash capital expenditure comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments, during the year.
2	Dividends received from associates and investments for the year ended 31 March 2013 includes a £2,389 million (2012: £965 million) tax distribution from our 45% interest in VZW. In the year ended 31 March 2012 a final dividend of £178 million was received from SFR prior to completion of the disposal of the Group’s 44% interest . It does not include the £2,409 million income dividend from VZW received in December 2012 and the £2,855 million income dividend received from VZW in January 2012.
3	Related to a tax settlement in the year ended 31 March 2011.
4	Acquisitions and disposals for the year ended 31 March 2013 primarily includes the £1,050 million payment in relation to the acquisition of the entire share capital of CWW and £243 million in respect of convertible bonds acquired as part of the CWW acquisition, and £440 million in relation to the acquisition of TelstraClear. The year ended 31 March 2012 primarily included £6,805 million proceeds from the sale of the Group’s 44% interest in SFR, £784 million proceeds from the sale of the Group’s 24.4% interest in Polkomtel and £2,592 million payment in relation to the purchase of non-controlling interests in Vodafone India Limited.
5	Other for the year ended 31 March 2013 primarily includes the remaining £1,499 million consideration for the disposal of SoftBank Mobile Corp. interests in November 2010, received in April 2012, partially offset by £322 million in relation to fair value and interest accrual movements on financial instruments. The year ended 31 March 2012 primarily included £2,301 million movement in the written put options in relation to India and the return of a court deposit made in respect of the India tax case (£310 million).

Net debt

Net debt increased by £2.5 billion to £27.0 billion primarily due to the purchase of CWW and TelstraClear, share buybacks, payments to acquire spectrum, foreign exchange movements and dividend payments to equity holders, partially offset by cash generated by operations, the remaining consideration from the Group’s disposal of SoftBank Mobile Corp. and the £2.4 billion income dividend from VZW.

The financial commentary on this page forms part of the business review and is unaudited.

98	Vodafone Group Plc Annual Report 2013

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

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. For a discussion on the Group’s critical accounting estimates see “Critical accounting estimates” on pages 86 and 87. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Amounts in the consolidated financial statements are stated in pounds sterling.

Vodafone Group Plc is registered in England (No. 1833679).

2. Significant accounting policies

Detailed below are new accounting pronouncements that we will adopt in future years and our current view of the impacts they will have on our financial reporting. There have been no significant changes to the significant accounting policies that we applied in the year; for full details refer to note A1. This note should be read in conjunction with “Critical accounting estimates” on pages 86 and 87.

New accounting pronouncements to be adopted on 1 April 2013

The following pronouncements have been issued by the IASB or the IFRIC, are effective for annual periods beginning on or after 1 January 2013 and have been endorsed for use in the EU unless otherwise stated:

g	Amendments to IAS 1, “Presentation of items of other comprehensive income”, effective for annual periods beginning on or after 1 July 2012.

g	Amendments to IAS 19, “Employee benefits”, requires revised accounting and disclosures for defined benefit pension schemes, including a different measurement basis for asset returns, replacing the expected return on plan assets and interest cost currently recorded in the consolidated income statement with net interest. This results in a revised allocation of costs between the income statement and other comprehensive income. The “corridor approach” method of spreading the recognition of actuarial gains and losses, which is not used by the Group, is prohibited. The amendments also include a revised definition of short- and long-term benefits to employees and revised criteria for the recognition of termination benefits.

g	Amendment to IFRS 1, “Government loans”, effective for annual periods beginning on or after 1 January 2013.

g	Amendments to IFRS 7, “Disclosures – offsetting financial assets and financial liabilities”, effective for annual periods beginning on or after 1 January 2013.

g	IFRS 10, “Consolidated Financial Statements”, which replaces parts of IAS 27, “Consolidated and Separate Financial Statements” and all of SIC-12, “Consolidation – Special Purpose Entities”, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The Group’s principal subsidiaries (see note A8) will continue to be consolidated upon adoption of IFRS 10.

g	IAS 27, “Separate Financial Statements”, now contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates only when an entity prepares separate financial statements and is therefore not applicable in the Group’s consolidated financial statements.

g	IFRS 11,“Joint Arrangements”, which replaces IAS 31, “Interests in Joint Ventures” and SIC-13, “Jointly Controlled Entities – Non-monetary Contributions by Venturers”, requires a single method, known as the equity method, to account for interests in jointly controlled entities which is consistent with the accounting treatment currently applied to investments in associates. Under IFRS 11, the Group’s principal joint ventures, excluding Cornerstone Telecommunications Infrastructure Limited (see note 14), will be incorporated into the consolidated financial statements using the equity method of accounting.

g	IAS 28, “Investments in Associates and Joint Ventures”, was amended as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investment in associates, it now sets out the requirements for the application of the equity method when accounting for joint ventures. The application of the equity method has not changed as a result of this amendment.

g	IFRS 12, “Disclosure of Interest in Other Entities”, is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The standard includes disclosure requirements for entities within the scope of IFRS 10 and IFRS 11.

g	Amendments to IFRS 10, IFRS 11 and IFRS 12, “Consolidated Financial Statement, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance”; clarifies the disclosures required on adoption of these standards.

g	“Investment Entities”, amendments to IFRS 10, IFRS 12 and IAS 27, effective for annual periods beginning on or after 1 January 2014, but will be early-adopted by the Group on 1 January 2013. This standard has not yet been endorsed for use in the EU.

g	IFRS 13, “Fair Value Measurement”, effective for annual periods beginning on or after 1 January 2013.

g	“Improvements to IFRS 2009–2011 Cycle”, effective for annual periods beginning on or after 1 January 2013.

g	IFRIC 20, “Stripping costs in the production phase of a surface mine”, effective for annual periods beginning on or after 1 January 2013.

99	Vodafone Group Plc Annual Report 2013

For periods commencing on or after 1 April 2013, the Group’s financial reporting will be presented in accordance with the new standards above. Except for IFRS 11 and the amendments to IAS 19, these pronouncements are not expected to have a material impact on the consolidated results, financial position or cash flows of the Group. The impact of restating key financial information for the impact of IFRS 11 and the amendments to IAS 19 for the year to 31 March 2013 is described below:

Consolidated income statement and statement of comprehensive income for the years ended:

			2013			2012
	As reported £m	Adjustments £m	New basis £m	As reported £m	Adjustments £m	New basis £m
Revenue	44,445	(6,404)	38,041	46,417	(7,596)	38,821
Gross profit	13,940	(2,466)	11,474	14,871	(3,251)	11,620
Share of results of equity accounted associates and joint ventures	6,477	520	6,997	4,963	1,033	5,996
Operating profit	4,728	(508)	4,220	11,187	(702)	10,485
Profit before tax	3,255	(372)	2,883	9,549	(561)	8,988
Profit for the financial year	673	(16)	657	7,003	(9)	6,994
Other comprehensive income	76	16	92	(4,653)	9	(4,644)
Total comprehensive income	749	–	749	2,350	–	2,350
Consolidated statement of financial position at:
			2013			2012
	As reported £m	Adjustments £m	New basis £m	As reported £m	Adjustments £m	New basis £m
Non-current assets	119,411	(2,736)	116,675	119,551	(3,132)	116,419
Current assets	23,287	(1,672)	21,615	20,025	(994)	19,031
Total assets	142,698	(4,408)	138,290	139,576	(4,126)	135,450

Total equity	72,488	–	72,488	78,202	–	78,202
Non-current liabilities	38,986	(1,519)	37,467	37,349	(1,724)	35,625
Current liabilities	31,224	(2,889)	28,335	24,025	(2,402)	21,623
Total equity and liabilities	142,698	(4,408)	138,290	139,576	(4,126)	135,450
Consolidated statement of cash flows for the year ended:
			2013			2012
	As reported £m	Adjustments £m	New basis £m	As reported £m	Adjustments £m	New basis £m
Net cash flow from operating activities	10,694	(1,870)	8,824	12,755	(2,458)	10,297
Net cash flow from investing activities	(7,398)	1,652	(5,746)	3,843	2,738	6,581
Net cash flow from financing activities	(2,956)	213	(2,743)	(15,369)	(300)	(15,669)
Net cash flow	340	(5)	335	1,229	(20)	1,209

New accounting pronouncements to be adopted on or after 1 April 2014

The Group will adopt Amendments to IAS 32, “Offsetting financial assets and financial liabilities”, which is effective for annual periods beginning on or after 1 January 2014 and has been endorsed for use in the EU, on 1 April 2014. In addition, the Group will adopt IFRIC 21, “Levies”, which is effective for annual periods beginning on or after 1 January 2014 and has not been endorsed for use by the EU, on 1 April 2014.

Phase I of IFRS 9 “Financial Instruments” was issued in November 2009 and has subsequently been updated and amended. The standard is effective for annual periods beginning on or after 1 January 2015 and has not yet been endorsed for use in the EU. The standard introduces changes to the classification and measurement of financial assets, removes the restriction on electing to measure certain financial liabilities at fair value through the income statement from initial recognition and requires changes to the presentation of gains and losses relating to fair value changes.

The Group is currently assessing the impact of the above new pronouncements on its results, financial position and cash flows.

100	Vodafone Group Plc Annual Report 2013

Notes to the consolidated financial statements (continued)

3. Operating profit

Detailed below are the key items charged/(credited) in arriving at our operating profit.

	2013 £m	2012 £m	2011 £m
Net foreign exchange losses	22	34	14
Depreciation of property, plant and equipment (note 13):
Owned assets	4,209	4,284	4,318
Leased assets	44	79	54
Amortisation of intangible assets (note 10)	3,447	3,496	3,504
Impairment of goodwill in subsidiaries, joint ventures and associates (note 12)	7,700	3,848	6,150
Impairment of licences and spectrum (note 12)	–	121	–
Impairment of property, plant and equipment (note 12)	–	81	–
Negative goodwill (note 11)	(473)	–	–
Research and development expenditure	307	304	287
Staff costs (note 5)	4,051	3,843	3,642
Operating lease rentals payable:
Plant and machinery	159	173	127
Other assets including fixed line rentals	1,661	1,672	1,761
Loss on disposal of property, plant and equipment	92	47	91
Own costs capitalised attributable to the construction or acquisition of property, plant and equipment	(418)	(374)	(331)

The total remuneration of the Group’s auditor, Deloitte LLP and other member firms of Deloitte Touche Tohmatsu Limited for services provided to the Group is analysed below:
	2013 £m	2012 £m	2011 £m
Audit fees:
Parent company	1	1	1
Subsidiaries	7	6	7
	8	7	8
Audit-related assurance services[1]	1	1	1
Audit and audit-related fees:	9	8	9

Taxation advisory services[2]	–	–	1
Other non-audit services[2]	–	1	–
Total fees	9	9	10

Notes:

1	Relates to fees for statutory and regulatory filings.
2	Deloitte LLP and other member firms of Deloitte Touche Tohmatsu Limited were engaged during the year to provide a number of taxation advisory and other non-audit services. In aggregate, fees for these services amounted to £0.4 million.

In addition to the above, the Group’s joint ventures and associates paid fees totalling £1 million (2012: £2 million; 2011: £1 million) and £4 million (2012: £5 million; 2011: £5 million) respectively to Deloitte LLP and other member firms of Deloitte Touche Tohmatsu Limited during the year.

Deloitte LLP and other member firms of Deloitte Touche Tohmatsu Limited have also received fees in each of the last three years in respect of audits of charitable foundations associated to the Group.

101	Vodafone Group Plc Annual Report 2013

4. Directors and key management compensation

This note details the total amounts earned by the Company’s directors and members of the Executive Committee. Further details can be found in “Directors’ remuneration” on pages 79 to 82.

Directors

Aggregate emoluments of the directors of the Company were as follows:

	2013 £m	2012 £m	2011 £m
Salaries and fees	5	5	5
Incentive schemes[1]	7	4	3
Other benefits[2]	1	1	1
	13	10	9

Notes:

1	Includes the value of the cash in lieu of global long-term incentive plan dividends.
2	Includes the value of the cash allowance taken by some individuals in lieu of pension contributions.

The aggregate gross pre-tax gain made on the exercise of share options in the year ended 31 March 2013 by directors who served during the year was £2 million (2012: £nil; 2011: £nil).

Key management compensation

Aggregate compensation for key management, being the directors and members of the Executive Committee, was as follows:

	2013 £m	2012 £m	2011 £m
Short-term employee benefits	25	17	18
Post employment benefits – defined contribution schemes	–	–	1
Share-based payments	23	26	22
	48	43	41

102	Vodafone Group Plc Annual Report 2013

Notes to the consolidated financial statements (continued)

5. Employees

This note shows the average number of people employed by the Group during the year, in which areas of our business our employees work and where they are based. It also shows total employment costs.

During the year the Group changed its organisation structure. The information on employees by segment is presented on the revised basis, with prior years amended to conform to the current year presentation.

	2013 Employees	2012 Employees	2011 Employees
By activity:
Operations	15,422	14,522	14,171
Selling and distribution	32,162	30,286	28,311
Customer care and administration	43,688	41,565	41,380
	91,272	86,373	83,862

By segment:
Germany	11,088	12,115	12,594
UK	7,850	8,151	8,174
Other Northern and Central Europe	19,679	15,500	14,215
Northern and Central Europe	38,617	35,766	34,983

Italy	5,750	5,838	6,121
Spain	4,223	4,379	4,389
Other Southern Europe	4,219	4,480	4,738
Southern Europe	14,192	14,697	15,248

India	11,996	11,234	10,743
Vodacom	7,311	7,437	7,320
Other Africa, Middle East and Asia Pacific	11,500	10,886	10,896
Africa, Middle East and Asia Pacific	30,807	29,557	28,959

Non-Controlled Interests and Common Functions	7,656	6,353	4,672
Total	91,272	86,373	83,862

The cost incurred in respect of these employees (including directors) was:
	2013 £m	2012 £m	2011 £m
Wages and salaries	3,331	3,158	2,960
Social security costs	419	399	392
Share-based payments (note A4)	134	143	156
Other pension costs (note A5)	167	143	134
	4,051	3,843	3,642

The Group has dialogue with recognised labour unions if required. In particular there are regular meetings with the Vodafone European Employee Consultative Council (EECC). The delegates of this body are locally elected Vodafone employee representatives, most of them union and works council members.

There has been no material disruption to operations as a result of union activity during the financial year.

103	Vodafone Group Plc Annual Report 2013

6. Investment income and financing costs

Investment income is mainly comprised of interest received from short-term investments in money market funds, external bank deposits and government bonds and gains from foreign exchange contracts used to mitigate the impact of exchange rate movements on our net debt. Financing costs mainly arise from interest due on bonds and commercial paper issued, external bank loans and the results of hedging transactions used to manage the impact on the Group of foreign exchange and interest rate movements.

	2013 £m	2012 £m	2011 £m
Investment income:
Available-for-sale investments:
Dividends received	2	2	83
Loans and receivables at amortised cost	124	168	339
Gain on settlement of loans and receivables[1]	–	–	472
Fair value through the income statement (held for trading):
Derivatives – foreign exchange contracts	115	121	38
Other[2]	64	165	263
Equity put rights and similar arrangements[3]	–	–	114
	305	456	1,309
Financing costs:
Items in hedge relationships:
Other loans	228	211	746
Interest rate swaps	(184)	(178)	(338)
Dividends on redeemable preference shares	57	56	58
Fair value hedging instrument	(81)	(539)	(47)
Fair value of hedged item	112	511	40
Cash flow hedges transferred from equity	–	–	17
Other financial liabilities held at amortised cost:
Bank loans and overdrafts[4]	720	769	629
Other loans[2]	736	785	121
Interest credit on settlement of tax issues[5]	(92)	(9)	(826)
Equity put rights and similar arrangements[3]	136	81	19
Finance leases	–	1	9
Fair value through the income statement (held for trading):
Derivatives – forward starting swaps and futures	105	244	1
Other[2]	51	–	–
	1,788	1,932	429
Net financing costs/(investment income)	1,483	1,476	(880)

Notes:

1	Gain on settlement of loans and receivables issued by SoftBank Mobile Corp.
2	Amounts for 2013 include net foreign exchange losses of £91 million (2012: £55 million gain; 2011 £405 million gain) arising from net foreign exchange movements on certain intercompany balances. Amounts for 2012 and 2011 include foreign exchange gains arising on investments held following the disposal of Vodafone Japan to SoftBank Corp.
3	Includes amounts in relation to the Group’s arrangements with its non-controlling interest partners in India.
4	The Group capitalised £8 million of interest expense in the year (2012: £25 million; 2011: £38 million). The interest rate used to determine the amount of borrowing costs eligible for capitalisation was 5.6%.
5	Amounts for 2013, 2012 and 2011 include a reduction of the provision for potential interest on tax issues.

104	Vodafone Group Plc Annual Report 2013

Notes to the consolidated financial statements (continued)

7. Taxation

This note explains how our Group tax charge arises. The deferred tax section of the note also provides information on our expected future tax charges and sets out the tax assets held across the Group together with our view on whether or not we expect to be able to make use of these in the future.

Income tax expense

	2013 £m	2012 £m	2011 £m
United Kingdom corporation tax expense/(income):
Current year	–	–	141
Adjustments in respect of prior years	24	(4)	(5)
	24	(4)	136
Overseas current tax expense/(income):
Current year	3,070	2,440	2,152
Adjustments in respect of prior years	(297)	(231)	(477)
	2,773	2,209	1,675
Total current tax expense	2,797	2,205	1,811

Deferred tax on origination and reversal of temporary differences:
United Kingdom deferred tax	(52)	(8)	(275)
Overseas deferred tax	(163)	349	92
Total deferred tax (income)/expense	(215)	341	(183)
Total income tax expense	2,582	2,546	1,628

UK operating profits are more than offset by statutory allowances for capital investment in the UK network and systems plus ongoing interest costs including those arising from the £6 billion of spectrum payments to the UK government in 2000.

Tax credited directly to other comprehensive income

	2013 £m	2012 £m	2011 £m
Current tax charge/(credit)	2	(5)	(14)
Deferred tax credit	(40)	(119)	(117)
Total tax credited directly to other comprehensive income	(38)	(124)	(131)

Tax credited directly to equity
	2013 £m	2012 £m	2011 £m
Current tax credit	(17)	(1)	(5)
Deferred tax credit	(1)	(1)	(19)
Total tax credited directly to equity	(18)	(2)	(24)

105	Vodafone Group Plc Annual Report 2013

Factors affecting tax expense for the year

The table below explains the differences between the expected tax expense, at the UK statutory tax rate of 24% (2012: 26%; 2011: 28%), and the Group’s total tax expense for each year. Further discussion of the current year tax expense can be found in the section titled “Commentary on the consolidated income statement and statement of comprehensive income” on page 91.

	2013 £m	2012 £m [1]	2011 £m [1]
Profit before tax as shown in the consolidated income statement	3,255	9,549	9,498
Expected income tax expense at UK statutory tax rate	781	2,483	2,659
Effect of different statutory tax rates of overseas jurisdictions	210	616	231
Impairment losses with no tax effect	2,664	1,372	1,993
Disposal of Group investments[2]	(10)	(998)	(917)
Effect of taxation of associates, reported within operating profit	4	102	168
Deferred tax impact of previously unrecognised temporary differences including losses[3]	(625)	(634)	(1,247)
Current tax impact of previously unrecognised temporary differences including losses	(74)	–	(734)
Effect of unrecognised temporary differences	(184)	(285)	366
Adjustments in respect of prior years	(273)	(210)	(1,088)
Gain on acquisition of CWW with no tax effect	(164)	–	–
Effect of secondary and irrecoverable taxes	117	159	91
Deferred tax on overseas earnings	(75)	15	143
Effect of current year changes in statutory tax rates	(2)	(3)	29
Assets revalued for tax purposes	–	–	121
Expenses not deductible for tax purposes and other items	224	231	332
Exclude taxation of associates	(11)	(302)	(519)
Income tax expense	2,582	2,546	1,628

Notes:

1	Comparatives have been restated to align with the current year presentation.
2	2012 relates to the disposal of SFR and Polkomtel. 2011 relates to the disposal of China Mobile Limited and SoftBank.
3	See commentary regarding deferred tax asset recognition on page 106.

Deferred tax

Analysis of movements in the net deferred tax liability during the year:

£m
1 April 2012	(4,627)
Exchange movements	(184)
Credited to the income statement	215
Credited directly to other comprehensive income	40
Credited directly to equity	1
Reclassifications	1
Arising on acquisition and disposals	776
31 March 2013	(3,778)

Deferred tax assets and liabilities, before offset of balances within countries, are as follows:

	Amount (charged)/ credited in income statement £m	Gross deferred tax asset £m	Gross deferred tax liability £m	Less amounts unrecognised £m	Net recognised deferred tax (liability)/ asset £m
Accelerated tax depreciation	(197)	1,097	(5,097)	–	(4,000)
Intangible assets	85	238	(1,455)	(80)	(1,297)
Tax losses	164	28,248	–	(26,148)	2,100
Deferred tax on overseas earnings	75	–	(1,812)	–	(1,812)
Other temporary differences	88	3,058	(194)	(1,633)	1,231
31 March 2013	215	32,641	(8,558)	(27,861)	(3,778)

106	Vodafone Group Plc Annual Report 2013

Notes to the consolidated financial statements (continued)

7. Taxation (continued)

Deferred tax assets and liabilities are analysed in the statement of financial position, after offset of balances within countries, as:

£m
Deferred tax asset	2,920
Deferred tax liability	(6,698)
31 March 2013	(3,778)

At 31 March 2012 deferred tax assets and liabilities, before offset of balances within countries, were as follows:

	Amount (charged)/ credited in income statement £m	Gross deferred tax asset £m	Gross deferred tax liability £m	Less amounts unrecognised £m	Net recognised deferred tax (liability)/ asset £m
Accelerated tax depreciation	(792)	198	(4,595)	–	(4,397)
Intangible assets	178	620	(2,061)	(275)	(1,716)
Tax losses	254	24,742	–	(22,515)	2,227
Deferred tax on overseas earnings	(13)	–	(1,796)	–	(1,796)
Other temporary differences	32	3,254	(877)	(1,322)	1,055
31 March 2012	(341)	28,814	(9,329)	(24,112)	(4,627)

At 31 March 2012 deferred tax assets and liabilities were analysed in the statement of financial position, after offset of balances within countries, as:

£m
Deferred tax asset	1,970
Deferred tax liability	(6,597)
31 March 2012	(4,627)

Factors affecting the tax charge in future years

Factors that may affect the Group’s future tax charge include the impact of corporate restructurings, the resolution of open issues, future planning, corporate acquisitions and disposals, the use of brought forward tax losses and changes in tax legislation and tax rates.

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

At 31 March 2013 the gross amount and expiry dates of losses available for carry forward are as follows:

	Expiring within 5 years £m	Expiring within 6–10 years £m	Unlimited £m	Total £m
Losses for which a deferred tax asset is recognised	343	–	8,423	8,766
Losses for which no deferred tax is recognised	1,845	691	94,705	97,241
	2,188	691	103,128	106,007

At 31 March 2012 the gross amount and expiry dates of losses available for carry forward are as follows:

	Expiring within 5 years £m	Expiring within 6–10 years £m	Unlimited £m	Total £m
Losses for which a deferred tax asset is recognised	68	31	8,317	8,416
Losses for which no deferred tax is recognised	1,838	670	82,912	85,420
	1,906	701	91,229	93,836

The losses arising on the write down of investments in Germany are available to use against both German federal and trade tax liabilities. Losses of £3,236 million (2012: £3,804 million) are included in the above table on which a deferred tax asset has been recognised. The Group has not recognised a deferred tax asset on £12,346 million (2012: £11,547 million) of the losses as it is uncertain that these losses will be utilised.

Included above are losses amounting to £7,104 million (2012: £1,907 million) in respect of UK subsidiaries which are only available for offset against future capital gains and since it is uncertain whether these losses will be utilised, no deferred tax asset has been recognised. The losses have increased since the prior year, following the acquisition of CWW.

The losses above also include £70,644 million (2012: £72,696 million) that have arisen in overseas holding companies as a result of revaluations of those companies’ investments for local GAAP purposes. No deferred tax asset is recognised in respect of £66,110 million of these losses as it is uncertain whether these losses will be utilised. A deferred tax asset of £1,325 million (2012: £1,164 million) has been recognised for the remainder of these losses which relate to a fiscal unity in Luxembourg as we expect the members of this fiscal unity to generate taxable profits against which these losses will be used.

In addition to the above, we have an acquired £7,642 million of losses in overseas holding companies following our purchase of CWW, for which no deferred tax asset has been recognised.

The remaining losses relate to a number of other jurisdictions across the Group. There are also £5,918 million (2012: £7,283 million) of unrecognised other temporary differences.

107	Vodafone Group Plc Annual Report 2013

The Group holds provisions of £1,812 million (2012: £1,796 million) in respect of deferred taxation that would arise if temporary differences on investments in subsidiaries, associates and interests in joint ventures were to be realised after the end of the reporting period (see table above). No deferred tax liability has been recognised in respect of a further £47,978 million (2012: £51,267 million) of unremitted earnings of subsidiaries, associates and joint ventures because the Group is in a position to control the timing of the reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future. It is not practicable to estimate the amount of unrecognised deferred tax liabilities in respect of these unremitted earnings.

8. Earnings per share

Basic earnings per share is the amount of profit generated for the financial year divided by the number of shares in issue. The calculation is based on the weighted average number of shares in issue during the year. The total number of shares used to calculate diluted earnings per share includes the impact of restricted shares and share options, if dilutive, as if these were also issued.

	2013 Millions	2012 Millions	2011 Millions
Weighted average number of shares for basic earnings per share	49,190	50,644	52,408
Effect of dilutive potential shares: restricted shares and share options	244	314	340
Weighted average number of shares for diluted earnings per share	49,434	50,958	52,748

	£m	£m	£m
Earnings for basic and diluted earnings per share	429	6,957	7,968

9. Equity dividends

Dividends are one type of shareholder return, historically paid to our shareholders twice a year in February and August. For information on shareholder returns in the form of share buybacks, refer to “Purchase of own shares” on page 95.

	2013 £m	2012 £m	2011 £m
Declared during the financial year:
Final dividend for the year ended 31 March 2012: 6.47 pence per share
(2011: 6.05 pence per share, 2010: 5.65 pence per share)	3,193	3,102	2,976
Interim dividend for the year ended 31 March 2013: 3.27 pence per share
(2012: 3.05 pence per share, 2011: 2.85 pence per share)	1,608	1,536	1,492
Second interim dividend share for the year ended 31 March 2013: nil
(2012: 4.00 pence per share, 2011: nil)	–	2,016	–
	4,801	6,654	4,468

Proposed after the end of the reporting period and not recognised as a liability:
Final dividend for the year ended 31 March 2013: 6.92 pence per share
(2012: 6.47 pence per share, 2011: 6.05 pence per share)	3,377	3,195	3,106

108	Vodafone Group Plc Annual Report 2013

Notes to the consolidated financial statements (continued)

10. Intangible assets

Our statement of financial position contains significant intangible assets, mainly in relation to goodwill. Goodwill arises when we acquire a business and pay a higher amount than the fair value of the net assets of that business primarily due to the synergies we expect to gain from the acquisition. Goodwill is not amortised but is subject to annual impairment reviews. We also spend a significant amount on licences and spectrum which is usually amortised over the life of the licence. Refer to “Critical accounting estimates” on pages 86 and 87 for further information on how we calculate the carrying value of our goodwill and intangible assets and our processes for impairment testing.

	Goodwill £m	Licences and spectrum £m	Computer software £m	Other £m	Total £m
Cost:
1 April 2011	103,900	30,159	9,949	3,269	147,277
Exchange movements	(6,398)	(1,804)	(539)	(306)	(9,047)
Arising on acquisition	87	–	19	33	139
Additions	–	1,263	1,653	10	2,926
Disposals	–	–	(653)	(18)	(671)
Disposals of subsidiaries and joint ventures	(358)	(139)	(52)	(24)	(573)
Other	–	–	81	32	113
31 March 2012	97,231	29,479	10,458	2,996	140,164
Exchange movements	712	(15)	100	(207)	590
Arising on acquisition	59	28	63	335	485
Additions	–	2,440	1,578	–	4,018
Disposals	–	(9)	(603)	–	(612)
Disposals of subsidiaries and joint ventures	–	–	(4)	–	(4)
Other	(25)	(5)	–	(11)	(41)
31 March 2013	97,977	31,918	11,592	3,113	144,600

Accumulated impairment losses and amortisation:
1 April 2011	58,664	10,623	7,135	2,297	78,719
Exchange movements	(3,601)	(645)	(371)	(220)	(4,837)
Amortisation charge for the year	–	1,891	1,298	307	3,496
Impairment losses	3,818	121	–	–	3,939
Disposals	–	–	(634)	(16)	(650)
Disposals of subsidiaries and joint ventures	–	(34)	(23)	(20)	(77)
Other	–	–	55	5	60
31 March 2012	58,881	11,956	7,460	2,353	80,650
Exchange movements	1,024	53	81	(145)	1,013
Amortisation charge for the year	–	1,782	1,399	266	3,447
Impairment losses	7,700	–	–	–	7,700
Disposals	–	(5)	(589)	–	(594)
Disposals of subsidiaries and joint ventures	–	–	(3)	–	(3)
Other	–	–	–	(10)	(10)
31 March 2013	67,605	13,786	8,348	2,464	92,203

Net book value:
31 March 2012	38,350	17,523	2,998	643	59,514
31 March 2013	30,372	18,132	3,244	649	52,397

For licences and spectrum and other intangible assets, amortisation is included within the cost of sales line within the consolidated income statement. Licences and spectrum with a net book value of £2,702 million (2012: £2,991 million) have been pledged as security against borrowings.

The net book value and expiry dates of the most significant licences are as follows:

	Expiry date	2013 £m	2012 £m
Germany	December 2020/2025	4,329	4,778
UK	December 2021/March 2033	3,782	3,250
India	December 2026/September 2030	1,493	1,455
Qatar	June 2028	1,111	1,125
Italy	December 2021/2029	1,717	1,771
Netherlands	December 2016/February 2030/May 2030	1,329	234

The remaining amortisation period for each of the licences in the table above corresponds to the expiry date of the respective licence. A summary of the Group’s most significant mobile licences can be found on page 178.

109	Vodafone Group Plc Annual Report 2013

11. Acquisitions and disposals

We made a number of business acquisitions during the year, the two largest being Cable & Wireless Worldwide plc and TelstraClear Limited. See below for further details of the net assets acquired and the goodwill arising. The note also provides details of our disposals of our interests in SFR and Polkomtel in the prior year.

The aggregate cash consideration in respect of purchases of interests in subsidiaries and joint ventures, net of cash acquired, is as follows:

£m
Cash consideration paid:
Cable & Wireless Worldwide plc	1,050
TelstraClear Limited	440
Other acquisitions completed during the year	25
1,515
Net overdrafts acquired	(83)
1,432

Total goodwill acquired was £59 million and included £44 million in relation to TelstraClear and £15 million in relation to other acquisitions completed during the year.

Cable & Wireless Worldwide plc (‘CWW’)

On 27 July 2012 the Group acquired the entire share capital of CWW for cash consideration of approximately £1,050 million before tax and transaction costs. CWW de-listed from the London Stock Exchange on 30 July 2012. CWW provides a wide range of managed voice, data, hosting and IP-based services and applications. The primary reasons for acquiring the business were to strengthen the enterprise business of Vodafone Group in the UK and internationally, and the attractive network and other cost saving opportunities for the Vodafone Group.

The results of the acquired entity have been consolidated in the Group’s income statement from 27 July 2012 and contributed £1,234 million of revenue and a loss of £151 million to the profit attributable to equity shareholders of the Group during the year.

The purchase price allocation is set out in the table below:

Fair value £m
Net assets acquired:
Identifiable intangible assets[1]	325
Property, plant and equipment	1,207
Inventory	34
Trade and other receivables	452
Cash and cash equivalents	78
Current and deferred taxation	788
Short and long-term borrowings	(306)
Trade and other payables	(754)
Provisions	(249)
Post employment benefits	(47)
Net identifiable assets acquired	1,528
Non-controlling interests	(5)
Negative goodwill[2]	(473)
Total consideration	1,050

Notes:

1	Identifiable intangible assets of £325 million consisted of customer relationships of £225 million, CWW brand of £54 million and software of £46 million and are amortised in line with Group accounting policies.
2	Transaction costs of £11 million were charged in the Group’s consolidated income statement in the year ended 31 March 2013.

The negative goodwill primarily arose from an upward fair value adjustment in relation to acquired property, plant and equipment, the recognition of acquired identifiable intangible assets not previously recognised by CWW together with the recognition of a deferred tax asset resulting from previously unclaimed UK capital allowances. The change in the purchase price allocation from that previously disclosed relates to further deferred tax asset recognition following the completion of new long-term business plans. No deferred tax assets have been recognised in respect of the losses of CWW (see “Factors affecting the tax charge in future years” on page 106). The income statement credit in respect of the negative goodwill is reported within “Other income and expense” on the face of the consolidated income statement.

On 27 July 2012 the Group acquired convertible bonds issued by CWW amounting to £245 million which resulted in £6 million of interest being charged to the Group’s consolidated income statement in the year ended 31 March 2013.

110	Vodafone Group Plc Annual Report 2013

Notes to the consolidated financial statements (continued)

11. Acquisitions and disposals (continued)

TelstraClear Limited (‘TelstraClear’)

On 31 October 2012 the Group acquired the entire share capital of TelstraClear for cash consideration of NZ$863 million (£440 million). The primary reasons for acquiring the business were to strengthen Vodafone New Zealand’s portfolio of fixed communications solutions and to create a leading total communications company in New Zealand.

The results of the acquired entity which have been consolidated in the income statement from 31 October 2012 contributed £136 million of revenues and a loss of £23 million to the profit attributable to equity shareholders of the Group during the period.

The provisional purchase price allocation is set out in the table below:

Fair value £m
Net assets acquired:
Identifiable intangible assets[1]	84
Property, plant and equipment	345
Trade and other receivables	55
Cash and cash equivalents	5
Current and deferred taxation liabilities	(19)
Trade and other payables	(59)
Provisions	(15)
Net identifiable assets acquired	396
Goodwill[2]	44
Total consideration	440

Notes:

1	Identifiable intangible assets of £84 million consist of licences and spectrum fees of £27 million , TelstraClear brand of £3 million and customer relationships of £54 million.
2	The goodwill is attributable to the expected profitability of the acquired business and the synergies expected to arise after the Group’s acquisition of TelstraClear. None of the goodwill is expected to be deductible for tax purposes.

Pro-forma full year information

The following unaudited pro-forma summary presents the Group as if the acquisitions of CWW and TelstraClear had been completed on 1 April 2012. The pro-forma amounts include the results of CWW and TelstraClear, amortisation of the acquired intangible assets recognised on acquisition and interest expense on the increase in net debt as a result of the acquisitions. The pro-forma information is provided for comparative purposes only and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.

2013 £m
Revenue	45,289
Profit for the financial year	601
Profit attributable to equity shareholders	355

Pence
Basic earnings per share	0.72
Diluted earnings per share	0.72

Other acquisitions

During the 2013 financial year the Group completed a number of other acquisitions for an aggregate net cash consideration of £25 million, all of which was paid during the year. The aggregate fair values of goodwill, identifiable assets, and liabilities of the acquired operations were £15 million, £16 million and £6 million, respectively. In addition, the Group completed the acquisition of certain non-controlling interests for a net cash consideration of £7 million.

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

SFR £m
Net assets disposed	(3,953)
Total cash consideration	6,805
Other effects[1]	567
Net gain on disposal[2]	3,419

Notes:

1	Other effects include foreign exchange gains and losses transferred to the income statement and professional fees related to the disposal.
2	Reported in other income and expense in the consolidated income statement.

111	Vodafone Group Plc Annual Report 2013

Poland – Polkomtel S.A.

On 9 November 2011 the Group sold its entire 24.4% interest in Polkomtel S.A. to Spartan Capital Holdings SP. z o.o for a cash consideration of €918 million (£784 million) before tax and transaction costs. The Group recognised a net gain on disposal of £296 million, reported in other income and expense.

Polkomtel £m
Net assets disposed	(579)
Total cash consideration	784
Other effects[1]	91
Net gain on disposal[2]	296

Notes:

1	Other effects include foreign exchange gains and losses transferred to the income statement and professional fees related to the disposal.
2	Reported in other income and expense in the consolidated income statement.

China – China Mobile Limited

In the year ended 31 March 2011 the Group sold its 3.2% interest in China Mobile for £4,264 million generating a £3,019 million income statement gain, including income statement recognition of foreign exchange rate gains previously recognised in equity.

12. Impairment review

Impairment occurs when the carrying value of an asset or group of assets is greater than the present value of the cash they are expected to generate. We review the carrying value of the assets in each country in which we operate at least annually. For further details on our impairment review process see “Critical accounting estimates” on page 87 and “Impairment of assets” under our significant accounting policies on page 131.

Impairment losses

Following our annual impairment review, the net impairment losses recognised in the consolidated income statement, as a separate line item within operating profit, in respect of goodwill, licences and spectrum fees, and property, plant and equipment are as below. The impairment losses were based on value in use calculations.

Cash generating unit	Reportable segment	2013 £m	2012 £m	2011[1] £m
Italy	Italy	4,500	2,450	1,050
Spain	Spain	3,200	900	2,950
Greece	Other Southern Europe[1]	–	450	800
Portugal	Other Southern Europe[1]	–	250	350
Ireland	Other Northern and Central Europe[1]	–	–	1,000
		7,700	4,050	6,150

Note:

1	Total impairment losses in the Other Southern Europe segment were £nil in the year ended 31 March 2013 (2012: £700 million; 2011: £1,150 million).

Goodwill

The remaining carrying value of goodwill at 31 March was as follows:

	2013 £m	2012 £m
Germany	11,703	11,566
Italy	5,867	10,400
Spain	2,515	5,833
	20,085	27,799
Other	10,287	10,551
	30,372	38,350

112	Vodafone Group Plc Annual Report 2013

Notes to the consolidated financial statements (continued)

12. Impairment review (continued)

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

Year ended 31 March 2013

During the year ended 31 March 2013 impairment charges of £4,500 million and £3,200 million were recorded in respect of the Group’s investments in Italy and Spain respectively. The impairment charges relate solely to goodwill.

The impairment charges were driven by a combination of lower projected cash flows within business plans, resulting from our reassessment of expected future business performance in light of current trading and economic conditions and adverse movements in discount rates driven by the credit rating and yields on ten year government bonds.

The table below shows the key assumptions used in the value in use calculations.

	Assumptions used in value in use calculation
	Italy %	Spain %	Germany %	Greece %	Portugal %	Romania %
Pre-tax risk adjusted discount rate	11.3	12.2	9.6	23.9	11.2	11.2
Long-term growth rate	0.5	1.9	1.4	1.0	0.4	3.0
Budgeted adjusted EBITDA[1]	(0.2)	1.7	2.5	0.4	(1.5)	0.8
Budgeted capital expenditure[2]	9.9–15.2	11.2–15.2	11.3–12.6	7.8–11.0	10.0–18.9	10.1–15.5

Notes:

1	Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.
2	Budgeted capital expenditure is expressed as the range of capital expenditure as a percentage of revenue in the initial five years for all cash generating units of the plans used for impairment testing.

113	Vodafone Group Plc Annual Report 2013

Sensitivity analysis

Other than as disclosed below, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of any cash generating unit to exceed its recoverable amount.

The carrying values of the Group’s operations in Italy, Spain, Portugal and Greece are equal to, or not materially greater than, their estimated recoverable amounts; consequently, any adverse change in key assumptions would, in isolation, cause a further impairment loss to be recognised. The estimated recoverable amounts of the Group’s operations in Germany and Romania exceeded their carrying values by approximately £1,034 million and £184 million respectively.

	Change required for carrying value to equal the recoverable amount
	Germany pps	Romania pps
Pre-tax risk adjusted discount rate	0.4	1.0
Long-term growth rate	(0.5)	(1.2)
Budgeted adjusted EBITDA[1]	(0.7)	(1.7)
Budgeted capital expenditure[2]	1.1	2.8

Notes:

1	Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.
2	Budgeted capital expenditure is expressed as the range of capital expenditure as a percentage of revenue in the initial five years for all the cash generating units of the plans used for impairment testing.

The changes in the following table to assumptions used in the impairment review would, in isolation, lead to an (increase)/decrease to the aggregate impairment loss recognised in the year ended 31 March 2013:

	Italy		Spain		Portugal
	Increase by 2pps £bn	Decrease by 2pps £bn	Increase by 2pps £bn	Decrease by 2pps £bn	Increase by 2pps £bn	Decrease by 2pps £bn
Pre-tax risk adjusted discount rate	(1.4)	1.8	(0.7)	–	(0.3)	–
Long-term growth rate	1.8	(1.3)	–	(0.7)	–	(0.3)
Budgeted adjusted EBITDA[1]	0.5	(0.5)	–	(0.1)	–	(0.1)
Budgeted capital expenditure[2]	(0.9)	0.9	(0.6)	–	(0.2)	–

Notes:

1	Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.
2	Budgeted capital expenditure is expressed as a percentage of revenue in the initial five years for all the cash generating units of the plans used for impairment testing.

Year ended 31 March 2012

During the year ended 31 March 2012 impairment charges of £2,450 million, £900 million, £450 million and £250 million were recorded in respect of the Group’s investments in Italy, Spain, Greece and Portugal, respectively. Of the total charge, £3,848 million related to goodwill and £202 million was allocated to licence intangible assets and property, plant and equipment in Greece.

The impairment charges were primarily driven by increased discount rates as a result of increases in bond rates, with the exception of Spain where rates reduced marginally compared to 31 March 2011. In addition, business valuations were negatively impacted by lower cash flows within business plans reflecting challenging economic and competitive conditions, and faster than expected regulatory rate cuts, particularly in Italy.

The table below shows the key assumptions used in the value in use calculations.

	Assumptions used in value in use calculation
	Germany %	Italy %	Spain %	Greece %	Portugal %	India %	Romania %
Pre-tax risk adjusted discount rate	8.5	12.1	10.6	22.8	16.9	15.1	11.5
Long-term growth rate	1.5	1.2	1.6	1.0	2.3	6.8	3.0
Budgeted adjusted EBITDA[1]	2.3	(1.2)	3.9	(6.1)	0.2	15.0	0.8
Budgeted capital expenditure[2]	8.5–11.8	10.1–12.3	10.3–11.7	9.3–12.7	12.5–14.0	11.4–14.4	12.0–14.3

Notes:

1	Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.
2	Budgeted capital expenditure is expressed as the range of capital expenditure as a percentage of revenue in the initial five years for all cash generating units of the plans used for impairment testing.

114	Vodafone Group Plc Annual Report 2013

Notes to the consolidated financial statements (continued)

12. Impairment review (continued)

Sensitivity analysis

The table below shows, for India and Romania, the amount by which each key assumption must change in isolation in order for the estimated recoverable amount to be equal to its carrying value.

	Change required for carrying value to equal the recoverable amount
	India pps	Romania pps
Pre-tax risk adjusted discount rate	1.1	0.3
Long-term growth rate	(1.6)	(0.4)
Budgeted adjusted EBITDA[1]	(3.3)	(0.6)
Budgeted capital expenditure[2]	3.6	1.0

Notes:

1	Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.
2	Budgeted capital expenditure is expressed as a percentage of revenue in the initial five years for all the cash generating units of the plans used for impairment testing.

Year ended 31 March 2011

During the year ended 31 March 2011 impairment charges of £1,050 million, £2,950 million, £800 million, £1,000 million and £350 million were recorded in respect of the Group’s investments in Italy, Spain, Greece, Ireland and Portugal, respectively. The impairment charges related solely to goodwill.

The impairment charges were primarily driven by increased discount rates as a result of increases in government bond rates. In addition, business valuations were negatively impacted by lower cash flows within business plans, reflecting weaker country-level macroeconomic environments.

The table below shows the pre-tax adjusted discount rates used in the value in use calculations.

	Assumptions used in value in use calculation
	Italy %	Spain %	Greece %	Ireland %	Portugal %
Pre-tax risk adjusted discount rate	11.9	11.5	14.0	14.5	14.0

115	Vodafone Group Plc Annual Report 2013

13. Property, plant and equipment

We make significant investments in network equipment and infrastructure – the base stations and technology required to operate our networks – that form the majority of our tangible assets. All assets are depreciated over their useful economic lives. For further details on the estimation of useful economic lives, also see “Critical accounting estimates” on page 87 and “Property, plant and equipment” under significant accounting policies on page 131.

	Land and buildings £m	Equipment, fixtures and fittings £m	Total £m
Cost:
1 April 2011	1,731	47,038	48,769
Exchange movements	(89)	(2,933)	(3,022)
Arising on acquisition	2	5	7
Additions	140	4,562	4,702
Disposals	(29)	(1,458)	(1,487)
Disposals of subsidiaries and joint ventures	–	(604)	(604)
Other	(53)	(45)	(98)
31 March 2012	1,702	46,565	48,267
Exchange movements	(16)	96	80
Arising on acquisition	52	1,503	1,555
Additions	143	4,545	4,688
Disposals	(30)	(2,577)	(2,607)
Disposals of subsidiaries and joint ventures	(1)	(28)	(29)
Other	37	(143)	(106)
31 March 2013	1,887	49,961	51,848

Accumulated depreciation and impairment:
1 April 2011	709	27,879	28,588
Exchange movements	(33)	(1,652)	(1,685)
Charge for the year	98	4,265	4,363
Impairment losses	–	81	81
Disposals	(23)	(1,252)	(1,275)
Disposals of subsidiaries and joint ventures	–	(400)	(400)
Other	–	(60)	(60)
31 March 2012	751	28,861	29,612
Exchange movements	4	197	201
Charge for the year	122	4,131	4,253
Disposals	(24)	(2,391)	(2,415)
Disposals of subsidiaries and joint ventures	(1)	(14)	(15)
Other	31	(150)	(119)
31 March 2013	883	30,634	31,517

Net book value:
31 March 2012	951	17,704	18,655
31 March 2013	1,004	19,327	20,331

The net book value of land and buildings and equipment, fixtures and fittings includes £62 million and £385 million respectively (2012: £58 million and £233 million) in relation to assets held under finance leases. Included in the net book value of land and buildings and equipment, fixtures and fittings are assets in the course of construction, which are not depreciated, with a cost of £18 million and £2,377 million respectively (2012: £28 million and £2,037 million). Property, plant and equipment with a net book value of £913 million (2012: £893 million) has been pledged as security against borrowings.

116	Vodafone Group Plc Annual Report 2013

Notes to the consolidated financial statements (continued)

14. Investments in joint ventures

We hold interests in several joint ventures that are companies where we share control with one or more third parties, with our business in Italy being the most significant. The principal joint ventures at 31 March 2013, as well as their impact on the Group’s consolidated financial statements, are shown below. We record our share of results, assets, liabilities and cash flows on a line by line basis in Group’s financial statements.

Unless otherwise stated the Company’s principal joint ventures all have share capital consisting solely of ordinary shares, which are indirectly held, and the country of incorporation or registration is also their principal place of operation.

Name	Principal activity	Country of incorporation or registration	Percentage[1] shareholdings
Indus Towers Limited	Network infrastructure	India	35.5	[2]
Vodafone Hutchison Australia Pty Limited[3]	Network operator	Australia	50.0
Vodafone Fiji Limited	Network operator	Fiji	49.0	[4]
Cornerstone Telecommunications Infrastructure Limited	Network infrastructure	UK	50.0
Vodafone Omnitel N.V.[5]	Network operator	Netherlands	76.9	[6]

Notes:

1	Effective ownership percentages of Vodafone Group Plc at 31 March 2013, rounded to the nearest tenth of one percent.
2	42% of Indus Towers Limited is held by Vodafone India Limited (‘VIL’) in which, as discussed in note A8, footnote 5, the Group had a 64.4% interest through wholly-owned subsidiaries and a further 20.1% indirectly through less than 50% owned entities.
3	Vodafone Hutchison Australia Pty Limited has a year end of 31 December.
4	The Group holds substantive participating rights which provide it with a veto over the significant financial and operating policies of Vodafone Fiji Limited and which ensure it is able to exercise joint control over Vodafone Fiji Limited with the majority shareholder.
5	The principal place of operation of Vodafone Omnitel N.V. is Italy.
6	The Group considered the existence of substantive participating rights held by the non-controlling shareholder provide that shareholder with a veto right over the significant financial and operating policies of Vodafone Omnitel N.V., and determined that, as a result of these rights, the Group does not have control over the financial and operating policies of Vodafone Omnitel N.V., despite the Group’s 76.9% ownership interest.

Effect of proportionate consolidation of joint ventures

The following table presents, on a condensed basis, the effect on the consolidated financial statements of including joint ventures using proportionate consolidation. The results of Polkomtel are included until its disposal on 9 November 2011.

	2013 £m	2012 £m	2011 £m
Revenue	6,431	7,436	7,849
Cost of sales	(3,976)	(4,483)	(4,200)
Gross profit	2,455	2,953	3,649
Selling, distribution and administrative expenses	(1,459)	(1,231)	(1,624)
Impairment losses	(4,500)	(2,450)	(1,050)
Other income and expense	(3)	296	–
Operating (loss)/profit	(3,507)	(432)	975
Net financing costs	(137)	(141)	(146)
(Loss)/profit before tax	(3,644)	(573)	829
Income tax expense	(374)	(552)	(608)
(Loss)/profit for the financial year	(4,018)	(1,125)	221

		2013 £m	2012 £m
Non-current assets		11,041	15,707
Current assets		1,733	911
Total assets		12,774	16,618

Total shareholders’ funds and total equity		8,246	12,574

Non-current liabilities		1,595	1,721
Current liabilities		2,933	2,323
Total liabilities		4,528	4,044
Total equity and liabilities		12,774	16,618

117	Vodafone Group Plc Annual Report 2013

15. Investments in associates

We hold investments in several associates, the main one being Verizon Wireless, which are businesses that we have significant influence over but do not control. Our share of associates’ profit and net assets is recorded as a single line item in the consolidated income statement and the consolidated statement of financial position, respectively. The principal investments in associates at 31 March 2013 are shown below together with further financial information.

The Company’s principal associates all have share capital consisting solely of ordinary shares, unless otherwise stated, and are all indirectly held. The country of incorporation or registration of all associates is also their principal place of operation.

Name	Principal activity	Country of incorporation or registration	Percentage[1] shareholdings
Cellco Partnership[2]	Network operator	US	45.0
Safaricom Limited[3] [4]	Network operator	Kenya	40.0

Notes:

1	Effective ownership percentages of Vodafone Group Plc at 31 March 2013, rounded to the nearest tenth of one percent.
2	Cellco Partnership trades under the name Verizon Wireless.
3	The Group also holds two non-voting shares.
4	At 31 March 2013 the fair value of Safaricom Limited was KES 96 billion (£739 million) based on the closing quoted share price on the Nairobi Stock Exchange.

The Group’s share of the aggregated financial information of equity accounted associates is set out below.

	2013 £m	2012 £m	2011 £m
Share of revenue in associates	22,453	20,601	24,213
Share of result in associates	6,477	4,963	5,059
Share of discontinued operations in associates	–	–	18

	2013 £m	2012 £m
Non-current assets	41,943	38,788
Current assets	4,483	3,764
Share of total assets	46,426	42,552

Non-current liabilities	2,893	3,990
Current liabilities	4,283	2,888
Non-controlling interests	615	566
Share of total liabilities and non-controlling interests	7,791	7,444
Share of equity shareholders’ funds in associates	38,635	35,108

16. Other investments

We hold a number of other listed and unlisted investments, the main one being an indirect holding in Bharti Airtel Limited, a telecommunications company headquartered in India.

	2013 £m	2012 £m
Included within non-current assets:
Listed securities:
Equity securities	3	1
Unlisted securities:
Equity securities	571	671
Public debt and bonds	134	54
Other debt and bonds	66	65
	774	791

The listed and unlisted securities are classified as available-for-sale. Public debt and bonds are classified as held for trading, and other debt and bonds are classified as loans and receivables.

Unlisted equity securities include a 26% interest in Bharti Infotel Private Limited through which the Group has a 4.4% economic interest in Bharti Airtel Limited. Unlisted equity investments are recorded at fair value where appropriate, or at cost if their fair value cannot be reliably measured as there is no active market from which their fair values can be derived.

For public debt and bonds, other debt and bonds and cash held in restricted deposits, the carrying amount approximates fair value.

Current other investments comprise the following, of which public debt and bonds are classified as held for trading.

118	Vodafone Group Plc Annual Report 2013

Notes to the consolidated financial statements (continued)

16. Other investments (continued)

	2013 £m	2012 £m
Included within current assets:
Public debt and bonds	1,130	900
Other debt and bonds	3,816	90
Cash held in restricted deposits	404	333
	5,350	1,323

Other debt and bonds includes £3,812 million of assets held for trading which include £3,000 million (2012: £nil) of assets held in managed investment funds with liquidity of up to 90 days, £643 million (2012: £nil) of short-term securitised investments with original maturities of up to eight months, and collateral paid on derivative financial instruments of £169 million (2012: £87 million).

Current public debt and bonds include government bonds of £1,076 million (2012: £900 million) which consist of highly liquid index linked gilts with less than six years to maturity held on an effective floating rate basis.

For public debt and bonds, other debt and bonds and cash held in restricted deposits, the carrying amount approximates fair value.

17. Trade and other receivables

Our trade and other receivables mainly consist of amounts owed to us by customers and amounts that we pay to our suppliers in advance. Trade receivables are shown net of an allowance for bad or doubtful debts. Derivative financial instruments with a positive market value are reported within this note.

	2013 £m	2012 £m
Included within non-current assets:
Trade receivables	181	120
Other receivables	675	235
Prepayments and accrued income	502	326
Derivative financial instruments	2,944	2,801
	4,302	3,482

Included within current assets:
Trade receivables	3,995	3,885
Amounts owed by associates	21	15
Other receivables	1,202	2,984
Prepayments and accrued income	4,106	3,702
Derivative financial instruments	88	158
	9,412	10,744

The Group’s trade receivables are stated after allowances for bad and doubtful debts based on management’s assessment of creditworthiness, an analysis of which is as follows:

	2013 £m	2012 £m	2011 £m
1 April	1,014	1,006	929
Exchange movements	(3)	(64)	(30)
Amounts charged to administrative expenses	458	458	460
Trade receivables written off	(504)	(386)	(353)
31 March	965	1,014	1,006

The carrying amounts of trade and other receivables approximate their fair value. Trade and other receivables are predominantly non-interest bearing.

	2013 £m	2012 £m
Included within “Derivative financial instruments”:
Fair value through the income statement (held for trading):
Interest rate swaps	1,508	1,196
Cross currency interest rate swaps	319	318
Foreign exchange swaps	88	128
	1,915	1,642
Fair value hedges:
Interest rate swaps	1,117	1,317
	3,032	2,959

The fair values of these financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest and foreign currency rates prevailing at 31 March.

119	Vodafone Group Plc Annual Report 2013

18. Trade and other payables

Our trade and other payables mainly consist of amounts we owe to our suppliers that have been invoiced or are accrued. They also include taxes and social security amounts due in relation to our role as an employer. Derivative financial instruments with a negative market value are reported within this note.

	2013 £m	2012 £m
Included within non-current liabilities:
Other payables	191	193
Accruals and deferred income	321	357
Derivative financial instruments	982	774
	1,494	1,324

Included within current liabilities:
Trade payables	4,328	4,526
Amounts owed to associates	19	18
Other taxes and social security payable	1,284	1,075
Other payables	512	541
Accruals and deferred income	9,933	8,961
Derivative financial instruments	122	115
	16,198	15,236

The carrying amounts of trade and other payables approximate their fair value. The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest and foreign currency rates prevailing at 31 March.

	2013 £m	2012 £m
Included within “Derivative financial instruments”:
Fair value through the income statement (held for trading):
Interest rate swaps	1,016	800
Foreign exchange swaps	44	89
	1,060	889
Fair value hedges:
Interest rate swaps	44	–
	1,104	889

120	Vodafone Group Plc Annual Report 2013

Notes to the consolidated financial statements (continued)

19. Provisions

A provision is a liability recorded in the statement of financial position, where there is uncertainty over the timing or amount that will be paid. The amount provided is therefore often estimated. The main provisions we hold are in relation to asset retirement obligations and claims for legal and regulatory matters. Asset retirement obligations include the cost of returning network infrastructure sites to their original condition at the end of the lease.

	Asset retirement obligations £m	Legal and regulatory £m	Other £m	Total £m
1 April 2011	315	270	456	1,041
Exchange movements	(19)	(12)	(26)	(57)
Amounts capitalised in the year	37	–	–	37
Amounts charged to the income statement	–	50	209	259
Utilised in the year – payments	(4)	(25)	(164)	(193)
Amounts released to the income statement	–	(6)	(47)	(53)
Other	(10)	33	55	78
31 March 2012	319	310	483	1,112
Exchange movements	(2)	5	(5)	(2)
Arising on acquisition	147	8	109	264
Amounts capitalised in the year	68	–	–	68
Amounts charged to the income statement	–	59	308	367
Utilised in the year – payments	(7)	(42)	(174)	(223)
Amounts released to the income statement	–	(17)	(23)	(40)
Other	(3)	180	2	179
31 March 2013	522	503	700	1,725

Provisions have been analysed between current and non-current as follows:

31 March 2013

	Asset retirement obligations £m	Legal and regulatory £m	Other £m	Total £m
Current liabilities	20	262	536	818
Non-current liabilities	502	241	164	907
	522	503	700	1,725
31 March 2012
	Asset retirement obligations £m	Legal and regulatory £m	Other £m	Total £m
Current liabilities	15	225	393	633
Non-current liabilities	304	85	90	479
	319	310	483	1,112

Asset retirement obligations

In the course of the Group’s activities a number of sites and other assets are utilised which are expected to have costs associated with exiting and ceasing their use. The associated cash outflows are substantially expected to occur at the dates of exit of the assets to which they relate, which are long-term in nature, primarily in periods up to 25 years from when the asset is brought into use.

Legal and regulatory

The Group is involved in a number of legal and other disputes, including notifications of possible claims. The directors of the Company, after taking legal advice, have established provisions after taking into account the facts of each case. The timing of cash outflows associated with the majority of legal claims are typically less than one year, however, for some legal claims the timing of cash flows may be long-term in nature. For a discussion of certain legal issues potentially affecting the Group refer to note 21.

Other provisions

Other provisions comprises various provisions including those for restructuring costs and property. The associated cash outflows for restructuring costs are primarily less than one year. The timing of the cash flows associated with property is dependent upon the remaining term of the associated lease.

121	Vodafone Group Plc Annual Report 2013

20. Commitments

A commitment is a contractual obligation to make a payment in the future. These amounts are not recorded in the consolidated statement of financial position since we have not yet received the goods or services from the supplier. We have a number of commitments, mainly in relation to leases and agreements to buy fixed assets such as network infrastructure and IT systems. The amounts below are the minimum amounts that we are committed to pay.

Operating lease commitments

The Group has entered into commercial leases on certain properties, network infrastructure, motor vehicles and items of equipment. The leases have various terms, escalation clauses, purchase options and renewal rights, none of which are individually significant to the Group.

Future minimum lease payments under non-cancellable operating leases comprise:

	2013 £m	2012 £m
Within one year	1,238	1,110
In more than one year but less than two years	968	893
In more than two years but less than three years	764	740
In more than three years but less than four years	647	624
In more than four years but less than five years	547	528
In more than five years	2,476	2,246
	6,640	6,141

The total of future minimum sublease payments expected to be received under non-cancellable subleases is £324 million (2012: £252 million).

Capital commitments

	Company and subsidiaries		Share of joint ventures		Group
	2013 £m	2012 £m	2013 £m	2012 £m	2013 £m	2012 £m
Contracts placed for future capital expenditure not provided in the financial statements[1]	1,715	1,735	244	283	1,959	2,018

Note:

1	Commitment includes contracts placed for property, plant and equipment and intangible assets.

The commitments of Cellco Partnership (‘Cellco’), which trades under the name of Verizon Wireless, are disclosed within the consolidated financial statements of Cellco for the year ended 31 December 2012, which are included as an exhibit to this annual report on Form 20-F.

21. Contingent liabilities

Contingent liabilities are potential future cash outflows where the likelihood of payment is considered more than remote but is not considered probable or cannot be measured reliably.

	2013 £m	2012 £m
Performance bonds[1]	266	270
Other guarantees and contingent liabilities	675	628

Note:

1	Performance bonds require the Group to make payments to third parties in the event that the Group does not perform what is expected of it under the terms of any related contracts or commercial arrangements.

122	Vodafone Group Plc Annual Report 2013

Notes to the consolidated financial statements (continued)

21. Contingent liabilities (continued)

UK pension schemes

The Company has covenanted to provide security in favour of the Trustee of the Vodafone Group UK Pension Scheme whilst there is a deficit in the scheme. The deficit is measured on a prescribed basis agreed between the Company and Trustee. In 2010 the Company and Trustee agreed security of a charge over UK index linked gilts (‘ILG’) held by the Company. An initial charge in favour of the Trustee was agreed over ILG 2016 with a notional value of £100 million and ILG 2013 with a notional value of £48.9 million to secure the deficit at that time of approximately £450 million. In December 2011, the security was increased by an additional charge over ILG 2017 with a notional value of £177.7 million due to an increase in the deficit. The security may be substituted either on a voluntary or mandatory basis. As and when alternative security is provided, the Company has agreed that the security cover should include additional headroom of 33%, although if cash is used as the security asset the ratio will revert to 100% of the relevant liabilities or where the proposed replacement security asset is listed on an internationally recognised stock exchange in certain core jurisdictions, the Trustee may decide to agree a lower ratio than 133%. The Company has also provided two guarantees to the scheme for a combined value up to €1.5 billion to provide security over the deficit under certain defined circumstances, including insolvency of the employers.

The Company has also agreed similar guarantees for the Trustees of the Cable & Wireless Worldwide Retirement Plan and THUS Plc Group Scheme up to £1.25 billion and £110 million respectively, following the acquisition of Cable & Wireless Worldwide plc.

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

Telecom Egypt arbitration

In October 2009 Telecom Egypt commenced arbitration against Vodafone Egypt in Cairo alleging breach of non-discrimination provisions in an interconnection agreement as a result of allegedly lower interconnection rates paid to Vodafone Egypt by Mobinil. Telecom Egypt has also sought to join Vodafone International Holdings BV (‘VIHBV’), Vodafone Europe BV (‘VEBV’) and Vodafone Group Plc (which Telecom Egypt alleges should be held jointly liable with Vodafone Egypt) to the arbitration. VIHBV, VEBV and Vodafone Group Plc deny that they were subject to the interconnection agreement or any arbitration agreement with Telecom Egypt. Telecom Egypt initially quantified its claim at approximately €190 million in 2009. This was subsequently amended and increased to €551 million in January 2011 and further increased to its current value of just over €1.2 billion in November 2011. The Company disputes Telecom Egypt’s claim (and assertion of jurisdiction over VIHBV, VEBV and Vodafone Group Plc) and will continue to defend the Vodafone companies’ position vigorously. Final submissions were submitted on 5 February 2013. The arbitration hearing, previously scheduled to last 15 days, commencing 7 May 2013, has been postponed. No new date for the hearing has yet been set.

Indian tax case

In August 2007 and September 2007, Vodafone India Limited (‘VIL’) and VIHBV respectively received notices from the Indian tax authority alleging potential liability in connection with an alleged failure by VIHBV to deduct withholding tax from consideration paid to the Hutchison Telecommunications International Limited group (‘HTIL’) in respect of HTIL’s gain on its disposal to VIHBV of its interests in a wholly-owned subsidiary that indirectly holds interests in VIL. In January 2012 the Indian Supreme Court handed down its judgment, holding that VIHBV’s interpretation of the Income Tax Act 1961 was correct, that the HTIL transaction in 2007 was not taxable in India, and that, consequently, VIHBV had no obligation to withhold tax from consideration paid to HTIL in respect of the transaction. The Indian Supreme Court quashed the relevant notices and demands issued to VIHBV in respect of withholding tax and interest. On 20 March 2012 the Indian government returned VIHBV’s deposit of INR 25 billion (£310 million) and released the guarantee for INR 85 billion (£1.2 billion), which was based on the demand for payment issued by the Indian tax authority in October 2010 for tax of INR 79 billion (£0.9 billion) plus interest.

On 16 March 2012 the Indian government introduced proposed legislation (the ‘Finance Bill 2012’) purporting to overturn the Indian Supreme Court judgment with retrospective effect back to 1962. On 17 April 2012 Vodafone International Holdings BV (‘VIHBV’) filed a trigger notice under the Dutch-India Bilateral Investment Treaty (‘BIT’) signalling its intent to invoke arbitration under the BIT should the new laws be enacted. The Finance Bill 2012 received Presidential assent and became law on 28 May 2012 (the ‘Finance Act 2012’). The Finance Act 2012 is intended to tax any gain on transfer of shares in a non-Indian company, which derives substantial value from underlying Indian assets, such as VIHBV’s transaction with HTIL in 2007. Further it seeks to subject a purchaser, such as VIHBV, to a retrospective obligation to withhold tax.

The Indian Government commissioned a committee of experts (the ‘Shome committee’) consisting of academics, and current and former Indian government officials, to examine, and make recommendations in respect of, aspects of the Finance Act 2012 including the retrospective taxation of transactions such as VIHBV’s transaction with HTIL referred to above. On 10 October 2012 the Shome committee published its draft report for comment. The draft report concluded that tax legislation in the Finance Act 2012 should only be applied prospectively or, if applied retrospectively, that only a seller who made a gain should be liable and, in that case, without any liability for interest or penalties. The Shome committee’s final report was submitted to the Indian Government on 31 October 2012, but no final report has been published, and it remains unclear what the Indian Government intends to do with the Shome committee’s final report or its recommendations.

123	Vodafone Group Plc Annual Report 2013

VIHBV has not received any formal demand for taxation following the Finance Act 2012, but it did receive a letter on 3 January 2013 reminding it of the tax demand raised prior to the Indian Supreme Court judgment and purporting to update the interest element of that demand in a total amount of INR 142 billion (£1.6 billion). The separate proceedings taken against VIHBV to seek to treat it as an agent of HTIL in respect of its alleged tax on the same transaction, as well as penalties of up to 100% of the assessed withholding tax for the alleged failure to have withheld such taxes, remain pending despite the issue having been ruled upon by the Indian Supreme Court. Should a further demand for taxation be received by VIHBV or any member of the Group as a result of the new retrospective legislation, the Group believes it is probable that it will be able to make a successful claim under the BIT. Although this would not result in any outflow of economic benefit from the Group, it could take several years for VIHBV to recover any deposit required by an Indian Court as a condition for any stay of enforcement of a tax demand pending the outcome of VIHBV’s BIT claim. However, VIHBV expects that it would be able to recover any such deposit. VIHBV is exploring with the Indian Government whether a mechanism exists under Indian law which would allow the parties to explore the possibility of a negotiated resolution of this dispute, but there is no certainty that such a mechanism exists or that a resolution acceptable to both VIHBV and the Indian Government could be reached.

The Group did not carry a provision for this litigation or in respect of the retrospective legislation at 31 March 2013 or at previous reporting dates.

Indian regulatory cases

Litigation remains pending in the Telecommunications Dispute Settlement Appellate Tribunal (‘TDSAT’), High Courts and the Supreme Court in relation to a number of significant regulatory issues including mobile termination rates (‘MTRs’), spectrum and licence fees, licence extension and 3G intra-circle roaming (‘ICR’).

22. Reconciliation of net cash flow from operating activities

The table below shows how our profit for the year translates into cash flows generated from our operating activities.

	2013 £m	2012 £m	2011 £m
Profit for the financial year	673	7,003	7,870
Adjustments for:
Share-based payments	134	143	156
Depreciation and amortisation	7,700	7,859	7,876
Loss on disposal of property, plant and equipment	92	47	91
Share of result in associates	(6,477)	(4,963)	(5,059)
Impairment losses	7,700	4,050	6,150
Other income and expense	(468)	(3,705)	16
Non-operating income and expense	(10)	162	(3,022)
Investment income	(305)	(456)	(1,309)
Financing costs	1,788	1,932	429
Income tax expense	2,582	2,546	1,628
Decrease/(increase) in inventory	72	24	(107)
Increase in trade and other receivables	(184)	(689)	(387)
Increase in trade and other payables	430	871	1,060
Cash generated by operations	13,727	14,824	15,392
Tax paid	(3,033)	(2,069)	(3,397)
Net cash flow from operating activities	10,694	12,755	11,995

23. Cash and cash equivalents

The majority of the Group’s cash is held in bank deposits or in money market funds which have a maturity of three months or less to enable us to meet our short-term liquidity requirements.

	2013 £m	2012 £m
Cash at bank and in hand	1,396	2,762
Money market funds	3,494	3,190
Repurchase agreements	2,550	600
Short-term securitised investments	183	586
Cash and cash equivalents as presented in the statement of financial position	7,623	7,138
Bank overdrafts	(25)	(50)
Cash and cash equivalents as presented in the statement of cash flows	7,598	7,088

Cash and cash equivalents are held by the Group on a short-term basis with all having an original maturity of three months or less. The carrying amount approximates their fair value.

124	Vodafone Group Plc Annual Report 2013

Notes to the consolidated financial statements (continued)

24. Borrowings

The Group’s sources of borrowing for funding and liquidity purposes come from a range of committed bank facilities and through short-term and long-term issuances in the capital markets. Our key borrowings at 31 March 2013 consist of bond and commercial paper issues and bank loans. Details of our committed facilities can be found on page 157. We manage the basis on which we incur interest on debt between fixed interest rates and floating interest rates depending on market conditions using interest rate derivatives. Fair value hedges are designated for some of the Group’s bonds where interest rate swaps have been entered to convert the basis of future cash flows to floating interest rates. The Group enters into foreign exchange contracts to mitigate the impact of exchange rate movements on certain monetary items.

Carrying value and fair value information

	2013			2012
	Short-term borrowings £m	Long-term borrowings £m	Total £m	Short-term borrowings £m	Long-term borrowings £m	Total £m
Financial liabilities measured at amortised cost:
Bank loans	2,929	4,281	7,210	1,635	5,624	7,259
Bank overdrafts	25	–	25	50	–	50
Redeemable preference shares	–	1,355	1,355	–	1,281	1,281
Commercial paper	4,054	–	4,054	2,272	–	2,272
Bonds	2,133	15,698	17,831	1,289	14,463	15,752
Other liabilities[1] [2]	3,148	753	3,901	1,012	2,417	3,429
Bonds in fair value hedge relationships	–	7,021	7,021	–	4,577	4,577
	12,289	29,108	41,397	6,258	28,362	34,620

Notes:

1	At 31 March 2013 amount includes £1,151 million (2012: £980 million) in relation to collateral support agreements.
2	Amount at 31 March 2013 includes £1,014 million (2012: £840 million) in relation to the options disclosed in note A8, footnote 5. The amount for 2013 includes £899 million (2012: £771 million) in relation to the Piramal Healthcare option detailed on page 158.

Bank loans include INR 249 billion of loans held by Vodafone India Limited (‘VIL’) and its subsidiaries (the ‘VIL Group’). The VIL Group has a number of security arrangements supporting certain licences secured under the terms of tri-party agreements between the relevant borrower, the department of telecommunications, Government of India and the agent representing the secured lenders and certain share pledges of the shares under VIL. The terms and conditions of the security arrangements mean that should members of the VIL Group not meet all of their loan payment and performance obligations, the lenders may sell the pledged shares and enforce rights over the certain licences under the terms of the tri-party agreements to recover their losses, with any remaining sales proceeds being returned to the VIL Group. Each of the eight legal entities within the VIL Group provide cross guarantees to the lenders in respect to debt contracted by the other seven.

The fair value and carrying value of the Group’s short-term borrowings is as follows:

	Sterling equivalent nominal value		Fair value		Carrying value
	2013 £m	2012 £m	2013 £m	2012 £m	2013 £m	2012 £m
Financial liabilities measured at amortised cost	9,869	4,915	10,279	4,977	10,156	4,969

Bonds:	2,094	1,267	2,150	1,288	2,133	1,289
1.15% US dollar 100 million bond due August 2012	–	63	–	63	–	63
3.625% euro 1,250 million bond due November 2012	–	1,032	–	1,051	–	1,050
6.75% Australian dollar 265 million bond due January 2013	–	172	–	174	–	176
Czech koruna floating rate note due June 2013	18	–	18	–	18	–
Euro floating rate note due September 2013	646	–	647	–	645	–
5.0% US dollar 1,000 million bond due December 2013	658	–	679	–	678	–
6.875% euro 1,000 million bond due December 2013	772	–	806	–	792	–
Short-term borrowings	11,963	6,182	12,429	6,265	12,289	6,258

125	Vodafone Group Plc Annual Report 2013

The fair value and carrying value of the Group’s long-term borrowings is as follows:

	Sterling equivalent nominal value		Fair value		Carrying value
	2013 £m	2012 £m	2013 £m	2012 £m	2013 £m	2012 £m
Financial liabilities measured at amortised cost:
Bank loans	4,200	5,336	4,326	5,625	4,281	5,624
Redeemable preference shares	1,086	1,032	1,020	1,199	1,355	1,281
Other liabilities	731	2,325	821	2,472	753	2,417
Bonds:	14,456	13,184	15,986	14,746	15,698	14,463
Czech koruna floating rate note due June 2013	–	18	–	18	–	18
Euro floating rate note due September 2013	–	638	–	641	–	638
5.0% US dollar 1,000 million bond due December 2013	–	625	–	669	–	657
6.875% euro 1,000 million bond due December 2013	–	763	–	834	–	786
Euro floating rate note due June 2014	949	938	952	939	951	938
4.15% US dollar 1,250 million bond due June 2014	795	755	828	808	810	773
4.625% sterling 350 million bond due September 2014	304	304	319	325	320	326
4.625% sterling 525 million bond due September 2014	525	525	552	562	541	541
5.125% euro 500 million bond due April 2015	422	417	461	463	446	442
5.0% US dollar 750 million bond due September 2015	494	469	543	528	521	505
3.375% US dollar 500 million bond due November 2015	329	313	349	335	331	314
6.25% euro 1,250 million bond due January 2016	949	938	1,091	1,094	964	953
0.9% US dollar 900 million bond due February 2016	592	–	592	–	592	–
US dollar floating rate note due February 2016	461	–	460	–	461	–
2.875% US dollar 600 million bond due March 2016	395	375	416	393	394	374
5.75% US dollar 750 million bond due March 2016	494	469	561	543	536	522
4.75% euro 500 million bond due June 2016	422	417	474	469	455	455
5.625% US dollar 1,300 million bond due February 2017	856	813	995	954	937	908
1.625% US dollar 1,000 million bond due March 2017	658	625	665	624	655	621
1.25% US dollar 1,000 million bond due September 2017	658	–	654	–	655	–
5.375% sterling 600 million bond due December 2017	552	552	646	632	571	573
1.5% US dollar 1,400 million bond due February 2018	921	–	922	–	917
5% euro 750 million bond due June 2018	633	625	750	726	658	650
4.625% US dollar 500 million bond due July 2018	329	–	376	–	387	–
8.125% sterling 450 million bond due November 2018	450	450	598	589	483	485
4.375% US dollar 500 million bond due March 2021	329	313	371	348	327	310
7.875% US dollar 750 million bond due February 2030	494	469	699	648	778	751
6.25% US dollar 495 million bond due November 2032	326	310	399	377	442	424
6.15% US dollar 1,700 million bond due February 2037	1,119	1,063	1,313	1,227	1,566	1,499

Bonds in fair value hedge relationships:	6,287	3,882	6,969	4,541	7,021	4,577
2.15% Japanese yen 3,000 million bond due April 2015	21	23	22	24	21	23
5.375% US dollar 900 million bond due January 2015	592	563	641	628	633	621
4.625% US dollar 500 million bond due July 2018	–	313	–	354	–	367
5.45% US dollar 1,250 million bond due June 2019	823	782	980	920	957	898
4.65% euro 1,250 million bond due January 2022	1,055	1,042	1,270	1,203	1,236	1,172
5.375% euro 500 million bond due June 2022	422	417	530	501	558	532
2.5% US dollar 1,000 million bond due September 2022	658	–	633	–	643	–
2.95% US dollar 1,600 million bond due February 2023	1,053	–	1,050	–	1,054	–
5.625% sterling 250 million bond due December 2025	250	250	308	294	338	324
6.6324% euro 50 million bond due December 2028	42	42	94	86	77	67
5.9% sterling 450 million bond due November 2032	450	450	560	531	598	573
4.375% US dollar 1,400 million bond due February 2043	921	–	881	–	906	–
Long-term borrowings	26,760	25,759	29,122	28,583	29,108	28,362

Fair values are calculated using quoted market prices or discounted cash flows with a discount rate based upon forward interest rates available to the Group at the reporting date.

126	Vodafone Group Plc Annual Report 2013

Notes to the consolidated financial statements (continued)

24. Borrowings (continued)

Maturity of borrowings

The maturity profile of the anticipated future cash flows including interest in relation to the Group’s non-derivative financial liabilities on an undiscounted basis which, therefore, differs from both the carrying value and fair value, is as follows:

	Bank loans £m	Redeemable preference shares £m	Commercial paper £m	Bonds £m	Other liabilities £m	Loans in fair value hedge relationships £m	Total £m
Within one year	3,390	56	4,070	2,946	2,263	277	13,002
In one to two years	590	56	–	3,313	138	870	4,967
In two to three years	484	56	–	4,753	1,101	266	6,660
In three to four years	1,534	56	–	1,636	599	245	4,070
In four to five years	1,080	56	–	3,156	72	245	4,609
In more than five years	1,946	1,212	–	5,877	52	7,913	17,000
	9,024	1,492	4,070	21,681	4,225	9,816	50,308
Effect of discount/financing rates	(1,814)	(137)	(16)	(3,850)	(299)	(2,795)	(8,911)
31 March 2013	7,210	1,355	4,054	17,831	3,926	7,021	41,397

Within one year	684	56	2,283	2,000	1,044	199	6,266
In one to two years	2,983	56	–	2,828	771	199	6,837
In two to three years	567	56	–	3,197	–	762	4,582
In three to four years	1,316	56	–	3,536	1,235	191	6,334
In four to five years	1,574	56	–	1,541	726	169	4,066
In more than five years	1,466	1,214	–	6,780	69	4,465	13,994
	8,590	1,494	2,283	19,882	3,845	5,985	42,079
Effect of discount/financing rates	(1,331)	(213)	(11)	(4,130)	(366)	(1,408)	(7,459)
31 March 2012	7,259	1,281	2,272	15,752	3,479	4,577	34,620

The maturity profile of the Group’s financial derivatives (which include interest rate and foreign exchange swaps), using undiscounted cash flows, is as follows:

	2013		2012
	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	10,671	11,020	14,357	14,498
In one to two years	1,014	1,214	675	786
In two to three years	1,308	1,495	561	678
In three to four years	2,803	3,087	540	641
In four to five years	581	780	402	520
In more than five years	3,579	4,454	2,533	3,566
	19,956	22,050	19,068	20,689
The currency split of the Group’s foreign exchange derivatives is as follows:
	2013		2012
	Payable £m	Receivable £m	Payable £m	Receivable £m
Sterling	2,365	4,477	1,287	7,070
Euro	6,583	602	4,793	2,613
US dollar	348	6,130	4,415	2,445
Japanese yen	669	1,296	2,207	23
Other	3,945	1,768	962	1,552
	13,910	14,273	13,664	13,703

Payables and receivables are stated separately in the table above as settlement is on a gross basis. The £363 million net receivable (2012: £39 million net receivable) in relation to foreign exchange financial instruments in the table above is split £44 million (2012: £89 million) within trade and other payables and £407 million (2012: £128 million) within trade and other receivables.

The present value of minimum lease payments under finance lease arrangements under which the Group has leased certain of its equipment is analysed as follows:

	2013 £m	2012 £m
Within one year	37	18
In two to five years	42	34
In more than five years	53	34

127	Vodafone Group Plc Annual Report 2013

Interest rate and currency of borrowings

Currency	Total borrowings £m	Floating rate borrowings £m	Fixed rate borrowings £m	[1]	Other borrowings £m	[2]
Sterling	2,915	955	1,951		9
Euro	10,810	5,271	5,539		–
US dollar	20,991	8,019	12,866		106
Japanese yen	56	56	–		–
Other	6,625	3,835	1,891		899
31 March 2013	41,397	18,136	22,247		1,014

Sterling	2,838	912	1,926		–
Euro	10,696	4,408	6,288		–
US dollar	14,085	4,521	9,495		69
Japanese yen	23	23	–		–
Other	6,978	3,489	2,718		771
31 March 2012	34,620	13,353	20,427		840

Notes:

1	The weighted average interest rate for the Group’s sterling denominated fixed rate borrowings is 5.7% (2012: 5.7%). The weighted average time for which these rates are fixed is 3.5 years (2012: 4.5 years). The weighted average interest rate for the Group’s euro denominated fixed rate borrowings is 4.3% (2012: 4.2%). The weighted average time for which the rates are fixed is 2.4 years (2012: 2.8 years). The weighted average interest rate for the Group’s US dollar denominated fixed rate borrowings is 4.3% (2012: 5.1%). The weighted average time for which the rates are fixed is 6.3 years (2012: 10.0 years). The weighted average interest rate for the Group’s other currency fixed rate borrowings is 9.6% (2012: 10.1%). The weighted average time for which the rates are fixed is 1.5 years (2012: 2.7 years).
2	Other borrowings of £1,014 million (2012: £840 million) include liabilities arising under options over direct and indirect interests in Vodafone India.

The figures shown in the tables above take into account interest rate swaps used to manage the interest rate profile of financial liabilities. Interest on floating rate borrowings is generally based on national LIBOR equivalents or government bond rates in the relevant currencies.

Additional protection from euro and US dollar interest rate movements is provided by fixing interest rates or reduced by floating interest rates using interest rate swaps or interest rate futures1.

	2013		2012		2013		2012
	US$ fixing/(floating)[2]		US$ fixing/(floating)[2]		EUR fixing/(floating)[2]		EUR fixing/(floating)[2]
	Interest rate futures £m	Interest rate swaps £m	Interest rate futures £m	Interest rate swaps £m	Interest rate futures £m	Interest rate swaps £m	Interest rate futures £m	Interest rate swaps £m
Within one year	(4,722)	2,073	(4,153)	1,584	1,677	696	2,660	514
In one to two years	(823)	1,703	(2,727)	1,894	3,164	696	1,858	685
In two to three years	(1,940)	1,621	163	1,894	5,525	696	3,011	685
In three to four years	2,222	148	(865)	1,568	4,254	422	2,584	685
In four to five years	2,632	(247)	2,205	(17)	6,123	105	920	171
In more than five years	–	(329)	–	(327)	–	–	–	–

Notes:

1	At 31 March 2012 sterling denominated interest rate instruments reduced fixed debt in the periods March 2012 to June 2012, December 2013 to March 2014, December 2016 to December 2017, and December 2017 to December 2018 by amounts of £7,289 million, £667 million, £1,050 million and £450 million respectively. At 31 March 2013 there were no equivalent instruments held.
2	Figures shown as “in more than five years” relate to the periods from March 2018 to December 2021 and March 2017 to December 2019, at March 2013 and March 2012 respectively.

128	Vodafone Group Plc Annual Report 2013

Notes to the consolidated financial statements (continued)

24. Borrowings (continued)

Borrowing facilities

Committed facilities expiry

	2013		2012
	Drawn £m	Undrawn £m	Drawn £m	Undrawn £m
Within one year	2,518	837	2,130	451
In one to two years	1,546	50	3,294	592
In two to three years	1,288	3,569	1,746	–
In three to four years	1,142	2,794	904	3,527
In four to five years	–	–	571	23
In more than five years	1,188	422	794	3,272
31 March	7,682	7,672	9,439	7,865

At 31 March the Group’s most significant committed facilities comprised two revolving credit facilities which remain undrawn throughout the period of €4,230 million (£3,569 million) and US$4,245 million (£2,794 million) maturing in three and five years respectively. Under the terms of these bank facilities, lenders have the right, but not the obligation, to cancel their commitment 30 days from the date of notification of a change of control of the Company and have outstanding advances repaid on the last day of the current interest period. The facility agreements provide for certain structural changes that do not affect the obligations of the Company to be specifically excluded from the definition of a change of control. This is in addition to the rights of lenders to cancel their commitment if the Company has committed an event of default.

The terms and conditions of the drawn facilities in the Group’s Turkish and Italian operating companies of €400 million and €350 million respectively and in the Group’s German, Turkish and Romanian fixed line operations of €410 million, €150 million and €150 million respectively in addition to the undrawn facilities in the Group’s fixed line operations in Italy and Turkey of €400 million and €100 million respectively, are similar to those of the US dollar and euro revolving credit facilities. In addition, should the Group’s Turkish operating company spend less than the equivalent of US$800 million on capital expenditure the Group will be required to repay the drawn amount of the facility that exceeds 50% of the capital expenditure and should the Group’s Italian operating company spend less than the equivalent of €1,500 million on capital expenditure, the Group will be required to repay the drawn amount of the facility that exceeds 18% of the capital expenditure. Similarly should the Group’s German, Italian or Romanian fixed line operations spend less that the equivalent of €824 million, €1,252 million and €1,246 million on capital expenditure respectively, the Group will be required to repay the drawn amount of the facility that exceeds 50% of the capital expenditure.

25. Called up share capital

Called up share capital is the number of shares in issue at their par value of 11 3/7 US cents each. A number of shares were allotted during the year in relation to employee share option schemes.

	2013		2012
	Number	£m	Number	£m
Ordinary shares of 11 3/7 US cents each allotted, issued and fully paid:[1]
1 April	53,815,007,289	3,866	56,811,123,429	4,082
Allotted during the year	5,379,020	–	3,883,860	–
Cancelled during the year	–	–	(3,000,000,000)	(216)
31 March	53,820,386,309	3,866	53,815,007,289	3,866

Note:

1	At 31 March 2013 the Group held 4,901,767,844 (2012: 4,169,067,107) treasury shares with a nominal value of £352 million (2012: £299 million). The market value of shares held was £9,147 million (2012: £7,179 million). During the year 161,289,620 (2012: 166,003,556) treasury shares were reissued under Group share option schemes.

Allotted during the year

	Number	Nominal value £m	Net proceeds £m
UK share awards and option scheme awards	9,210	–	–
US share awards and option scheme awards	5,369,810	–	8
Total for share awards and option scheme awards	5,379,020	–	8

26. Subsequent events

Detailed below are the significant events that happened after our year end date of 31 March 2013 and before the signing of this annual report on 21 May 2013.

On 13 May 2013 VZW declared a dividend of US$7.0 billion (£4.6 billion). As a 45% shareholder in VZW, Vodafone’s share of the dividend is US$3.2 billion (£2.1 billion). The dividend will be received by the end of June 2013.

129	Vodafone Group Plc Annual Report 2013

A1. Significant accounting policies

Below we detail our significant accounting policies applied in the current reporting period. These should be read in conjunction with “Critical accounting estimates” on page 86 and 87.

Significant accounting policies applied in the current reporting period

Accounting convention

The consolidated financial statements are prepared on a historical cost basis except for certain financial and equity instruments that have been measured at fair value.

New accounting pronouncements adopted

On 1 April 2012 the Group adopted new accounting policies to comply with amendments to:

g	IAS 12 “Income taxes”.

g	IFRS 7 “Financial instruments: disclosures”.

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

The Group reports its interests in jointly controlled entities using proportionate consolidation. The Group’s share of the assets, liabilities, income, expenses and cash flows of jointly controlled entities are combined with the equivalent items in the financial statements on a line-by-line basis.

Any goodwill arising on the acquisition of the Group’s interest in a jointly controlled entity is accounted for in accordance with the Group’s accounting policy for goodwill arising on the acquisition of a subsidiary.

130	Vodafone Group Plc Annual Report 2013

Notes to the consolidated financial statements (continued)

A1. Significant accounting policies (continued)

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

Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is denominated in the currency of the acquired entity and revalued to the closing exchange rate at each reporting period date.

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

Finite lived intangible assets

Intangible assets with finite lives are stated at acquisition or development cost, less accumulated amortisation. The amortisation period and method is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate, and are treated as changes in accounting estimates.

Licence and spectrum fees

Amortisation periods for licence and spectrum fees are determined primarily by reference to the unexpired licence period, the conditions for licence renewal and whether licences are dependent on specific technologies. Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives from the commencement of related network services.

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

Software integral to an item of hardware equipment is classified as property, plant and equipment.

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

Amortisation is charged to the income statement on a straight-line basis over the estimated useful life from the date the software is available for use.

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

131	Vodafone Group Plc Annual Report 2013

Estimated useful lives

The estimated useful lives of finite lived intangible assets are as follows:

g Licence and spectrum fees	3–25 years
g Computer software	3–5 years
g Brands	1–10 years
g Customer bases	2–7 years

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

Depreciation is charged so as to write off the cost of assets, other than land, using the straight-line method, over their estimated useful lives, as follows:

g Freehold buildings	25–50 years
g Leasehold premises	the term of the lease

Equipment, fixtures and fittings:

g Network infrastructure	3–25 years
g Other	3–10 years

Depreciation is not provided on freehold land.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between any sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Impairment of assets

Goodwill

Goodwill is not subject to amortisation but is tested for impairment annually or whenever there is an indication that the asset may be impaired.

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognised for goodwill are not reversible in subsequent periods.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

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

132	Vodafone Group Plc Annual Report 2013

Notes to the consolidated financial statements (continued)

A1. Significant accounting policies (continued)

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

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease.

Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.

133	Vodafone Group Plc Annual Report 2013

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

The net foreign exchange loss recognised in the consolidated income statement for the year ended 31 March 2013 is £118 million (2012: £702 million gain; 2011: £1,022 million gain). The net loss and net gains are recorded within operating profit (2013: £22 million charge; 2012: £34 million charge; 2011: £14 million charge), other income and expense and non-operating income and expense (2013: £1 million charge; 2012: £681 million credit; 2011: £630 million credit), investment and financing income (2013: £91 million charge; 2012: £55 million credit; 2011: £405 million credit) and income tax expense (2013: £4 million charge; 2012: £nil; 2011: £1 million credit). The foreign exchange gains and losses included within other income and expense and non-operating income and expense arise on the disposal of interests in joint ventures, associates and investments from the recycling of foreign exchange gains previously recorded in the consolidated statement of comprehensive income.

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

The Group’s contributions to defined contribution pension plans are charged to the income statement as they fall due.

Cumulative actuarial gains and losses at 1 April 2004, the date of transition to IFRS, have been recognised in the statement of financial position.

134	Vodafone Group Plc Annual Report 2013

Notes to the consolidated financial statements (continued)

A1. Significant accounting policies (continued)

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

Deferred tax is the tax expected to be payable or recoverable in the future arising from temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. It is accounted for using the statement of financial position liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that temporary differences or taxable profits will be available against which deductible temporary differences can be utilised.

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

Trade payables

Trade payables are not interest bearing and are stated at their nominal value.

135	Vodafone Group Plc Annual Report 2013

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

Derivative financial instruments and hedge accounting

The Group’s activities expose it to the financial risks of changes in foreign exchange rates and interest rates which it manages using derivative financial instruments.

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

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting, or if the Company chooses to end the hedging relationship.

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

Cash flow hedges

Cash flow hedging is used by the Group to hedge certain exposures to variability in future cash flows. The portion of gains or losses relating to changes in the fair value of derivatives that are designated and qualify as effective cash flow hedges is recognised in other comprehensive income; gains or losses relating to any ineffective portion are recognised immediately in the income statement.

When the hedged item is recognised in the income statement amounts previously recognised in other comprehensive income and accumulated in equity for the hedging instrument are reclassified to the income statement. However, when the hedged transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognised in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

When hedge accounting is discontinued any gain or loss recognised in other comprehensive income at that time remains in equity and is recognised in the income statement when the hedged transaction is ultimately recognised in the income statement. If a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognised immediately in the income statement.

136	Vodafone Group Plc Annual Report 2013

Notes to the consolidated financial statements (continued)

A1. Significant accounting policies (continued)

Net investment hedges

Exchange differences arising from the translation of the net investment in foreign operations are recognised directly in equity. Gains and losses on those hedging instruments (which include bonds, commercial paper and foreign exchange contracts) designated as hedges of the net investments in foreign operations are recognised in equity to the extent that the hedging relationship is effective; these amounts are included in exchange differences on translation of foreign operations as stated in the statement of comprehensive income. Gains and losses relating to hedge ineffectiveness are recognised immediately in the income statement for the period. Gains and losses accumulated in the translation reserve are included in the income statement when the foreign operation is disposed of.

Put option arrangements

The potential cash payments related to put options issued by the Group over the equity of subsidiary companies are accounted for as financial liabilities when such options may only be settled by exchange of a fixed amount of cash or another financial asset for a fixed number of shares in the subsidiary.

The amount that may become payable under the option on exercise is initially recognised at present value within borrowings with a corresponding charge directly to equity. The charge to equity is recognised separately as written put options over non-controlling interests, adjacent to non-controlling interests in the net assets of consolidated subsidiaries. The Group recognises the cost of writing such put options, determined as the excess of the present value of the option over any consideration received, as a financing cost.

Such options are subsequently measured at amortised cost, using the effective interest rate method, in order to accrete the liability up to the amount payable under the option at the date at which it first becomes exercisable; the charge arising is recorded as a financing cost. In the event that the option expires unexercised, the liability is derecognised with a corresponding adjustment to equity.

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

Fair value is measured by deducting the present value of expected dividend cash flows over the life of the awards from the share price as at the grant date.

Some share awards have an attached market condition, based on total shareholder return (‘TSR’), which is taken into account when calculating the fair value of the share awards. The valuation for the TSR is based on Vodafone’s ranking within the same group of companies, where possible, over the past five years.

The fair value of awards of non-vested shares is equal to the closing price of the Group’s shares on the date of grant, adjusted for the present value of future dividend entitlements where appropriate.

A2. Segment analysis

The Group’s businesses are primarily managed on a geographical basis. Selected financial data is presented on this basis below.

The Group has a single group of related services and products being the supply of communications services and products. Revenue is attributed to a country or region based on the location of the Group company reporting the revenue. Inter-segment sales are charged at arm’s length prices.

During the year ended 31 March 2013 the Group changed its organisation structure. The Northern and Central Europe region comprises Germany, the UK, the Netherlands, Turkey, the Czech Republic, Hungary, Ireland and Romania. The Southern Europe region comprises Italy, Spain, Greece, Portugal, Albania and Malta. The tables below present segment information on the revised basis, with prior years amended to conform to the current year presentation.

137	Vodafone Group Plc Annual Report 2013

	Segment revenue £m	Intra-region revenue £m	Regional revenue £m	Inter-region revenue £m	Group revenue £m	Adjusted EBITDA £m [1]
31 March 2013
Germany	7,857	(16)	7,841	(17)	7,824	2,735
UK	5,150	(24)	5,126	(10)	5,116	1,209
Other Northern and Central Europe	7,181	(49)	7,132	(10)	7,122	1,769
Northern and Central Europe	20,188	(89)	20,099	(37)	20,062	5,713
Italy	4,755	(5)	4,750	(17)	4,733	1,908
Spain	3,904	(9)	3,895	(33)	3,862	942
Other Southern Europe	1,883	(6)	1,877	(13)	1,864	633
Southern Europe	10,542	(20)	10,522	(63)	10,459	3,483
India	4,324	–	4,324	(4)	4,320	1,240
Vodacom	5,206	–	5,206	–	5,206	1,891
Other Africa, Middle East and Asia Pacific	3,937	(1)	3,936	(19)	3,917	1,047
Africa, Middle East and Asia Pacific	13,467	(1)	13,466	(23)	13,443	4,178
Non-Controlled Interests and Common Functions	481	–	481	–	481	(99)
Group	44,678	(110)	44,568	(123)	44,445	13,275
Verizon Wireless [2]	21,972					8,831

31 March 2012
Germany	8,233	(35)	8,198	(10)	8,188	2,965
UK	5,397	(29)	5,368	(14)	5,354	1,294
Other Northern and Central Europe	6,042	(33)	6,009	(15)	5,994	1,675
Northern and Central Europe	19,672	(97)	19,575	(39)	19,536	5,934
Italy	5,658	(7)	5,651	(22)	5,629	2,514
Spain	4,763	(13)	4,750	(43)	4,707	1,193
Other Southern Europe	2,128	(7)	2,121	(19)	2,102	731
Southern Europe	12,549	(27)	12,522	(84)	12,438	4,438
India	4,265	–	4,265	(6)	4,259	1,122
Vodacom	5,638	–	5,638	(8)	5,630	1,930
Other Africa, Middle East and Asia Pacific	3,965	–	3,965	(23)	3,942	1,063
Africa, Middle East and Asia Pacific	13,868	–	13,868	(37)	13,831	4,115
Non-Controlled Interests and Common Functions	614	–	614	(2)	612	(12)
Group	46,703	(124)	46,579	(162)	46,417	14,475
Verizon Wireless[2]	20,187					7,689

31 March 2011
Germany	7,900	(39)	7,861	(13)	7,848	2,952
UK	5,271	(39)	5,232	(17)	5,215	1,233
Other Northern and Central Europe	5,846	(39)	5,807	(16)	5,791	1,594
Northern and Central Europe	19,017	(117)	18,900	(46)	18,854	5,779
Italy	5,722	(6)	5,716	(27)	5,689	2,643
Spain	5,133	(14)	5,119	(50)	5,069	1,562
Other Southern Europe	2,208	(10)	2,198	(19)	2,179	783
Southern Europe	13,063	(30)	13,033	(96)	12,937	4,988
India	3,855	(1)	3,854	(11)	3,843	985
Vodacom	5,479	–	5,479	(8)	5,471	1,844
Other Africa, Middle East and Asia Pacific	3,971	–	3,971	(27)	3,944	1,170
Africa, Middle East and Asia Pacific	13,305	(1)	13,304	(46)	13,258	3,999
Non-Controlled Interests and Common Functions	867	–	867	(32)	835	(96)
Group	46,252	(148)	46,104	(220)	45,884	14,670
Verizon Wireless[2]	18,711					7,313

Notes:

1	The Group’s measure of segment profit, adjusted EBITDA, excludes the Group’s share of results in associates. The Group’s share of results in associates, by segment, for the year ended 31 March 2013 is Other Northern and Central Europe £1 million (2012: £3 million; 2011 £3 million), Other Southern Europe £1 million (2012: £nil; 2011 £(3) million), Other Africa, Middle East and Asia Pacific £52 million (2012: £36 million; 2011: £51 million) and Non-Controlled Interests and Common Functions £6,423 million (2012: £4,924 million; 2011: £5,008 million).
2	Values shown for Verizon Wireless, which is an associate, are not included in the calculation of Group revenue or adjusted EBITDA.

138	Vodafone Group Plc Annual Report 2013

Notes to the consolidated financial statements (continued)

A2. Segment analysis (continued)

A reconciliation of adjusted EBITDA to operating profit is shown below. For a reconciliation of operating profit to profit before taxation, see the consolidated income statement on page 90.

	2013 £m	2012 £m	2011 £m
Adjusted EBITDA	13,275	14,475	14,670
Depreciation, amortisation and loss on disposal of fixed assets	(7,792)	(7,906)	(7,967)
Share of results in associates	6,477	4,963	5,059
Impairment losses	(7,700)	(4,050)	(6,150)
Other income and expense	468	3,705	(16)
Operating profit	4,728	11,187	5,596

139	Vodafone Group Plc Annual Report 2013

	Non-current assets £m	[1]	Capital expenditure £m	[2]	Other expenditure on intangible assets £m	Depreciation and amortisation £m	Impairment loss £m
31 March 2013
Germany	19,109		1,073		2	1,423	–
UK	7,063		601		863	888	–
Other Northern and Central Europe	10,211		1,015		1,335	1,268	–
Northern and Central Europe	36,383		2,689		2,200	3,579	–
Italy	9,369		567		10	744	4,500
Spain	4,599		377		–	590	3,200
Other Southern Europe	2,668		225		–	328	–
Southern Europe	16,636		1,169		10	1,662	7,700
India	7,946		554		130	1,021	–
Vodacom	5,668		703		10	696	–
Other Africa, Middle East and Asia Pacific	5,242		720		90	819	–
Africa, Middle East and Asia Pacific	18,856		1,977		230	2,536	–
Non-Controlled Interests and Common Functions	853		431		–	(77)	–
Group	72,728		6,266		2,440	7,700	7,700

31 March 2012
Germany	19,151		880		4	1,469	–
UK	6,430		575		–	880	–
Other Northern and Central Europe	7,418		830		52	1,026	–
Northern and Central Europe	32,999		2,285		56	3,375	–
Italy	13,978		621		875	783	2,450
Spain	8,069		429		71	626	900
Other Southern Europe	2,723		260		261	361	700
Southern Europe	24,770		1,310		1,207	1,770	4,050
India	8,431		805		–	1,066	–
Vodacom	6,469		723		–	840	–
Other Africa, Middle East and Asia Pacific	4,735		793		–	771	–
Africa, Middle East and Asia Pacific	19,635		2,321		–	2,677	–
Non-Controlled Interests and Common Functions	765		449		–	37	–
Group	78,169		6,365		1,263	7,859	4,050

31 March 2011
Germany	20,764		824		1,214	1,361	–
UK	6,665		516		–	874	–
Other Northern and Central Europe	8,037		940		32	1,007	1,000
Northern and Central Europe	35,466		2,280		1,246	3,242	1,000
Italy	16,645		590		12	732	1,050
Spain	9,596		517		–	641	2,950
Other Southern Europe	3,401		290		27	399	1,150
Southern Europe	29,642		1,397		39	1,772	5,150
India	9,882		870		1,851	973	–
Vodacom	7,382		572		19	1,013	–
Other Africa, Middle East and Asia Pacific	4,797		754		2	793	–
Africa, Middle East and Asia Pacific	22,061		2,196		1,872	2,779	–
Non-Controlled Interests and Common Functions	1,570		346		9	83	–
Group	88,739		6,219		3,166	7,876	6,150

Notes:

1	Comprises goodwill, other intangible assets and property, plant and equipment.
2	Includes additions to property, plant and equipment and computer software, reported within intangible assets.

140	Vodafone Group Plc Annual Report 2013

Notes to the consolidated financial statements (continued)

A3. Inventory

Our inventory primarily consists of mobile handsets and is presented net of an allowance for obsolete products.

	2013 £m	2012 £m
Goods held for resale	450	486

Inventory is reported net of allowances for obsolescence, an analysis of which is as follows:

	2013 £m	2012 £m	2011 £m
1 April	109	117	120
Exchange movements	7	(8)	(1)
Amounts credited to the income statement	–	–	(2)
31 March	116	109	117

Cost of sales includes amounts related to inventory amounting to £5,967 million (2012: £6,327 million; 2011: £5,878 million).

A4. Share-based payments

We have a number of share plans used to award options and shares to directors and employees as part of their remuneration package. A charge is recognised in the consolidated income statement to record the cost of these, based on the fair value of the award on the grant date. For further information on how this is calculated refer to “Share-based payments” under significant accounting policies on page 136.

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

Share options

Vodafone Group executive plans

No share options have been granted to any directors or employees under the Company’s discretionary share option plans in the year ended 31 March 2013.

There are options outstanding under the Vodafone Group 1999 Long-Term Stock Incentive Plan and the Vodafone Global Incentive Plan. These options are normally exercisable between three and ten years from the date of grant. The vesting of some of these options is subject to satisfaction of performance conditions. Grants made to US employees are made in respect of ADSs.

Vodafone Group Sharesave Plan

The Vodafone Group 2008 Sharesave Plan enables UK staff to acquire shares in the Company through monthly savings of up to £250 over a three and/or five year period, at the end of which they may also receive a tax free bonus. The savings and bonus may then be used to purchase shares at the option price, which is set at the beginning of the invitation period and usually at a discount of 20% to the then prevailing market price of the Company’s shares.

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

141	Vodafone Group Plc Annual Report 2013

Movements in outstanding ordinary share and ADS options

	ADS options			Ordinary share options
	2013 Millions	2012 Millions	2011 Millions	2013 Millions	2012 Millions	2011 Millions
1 April	1	1	1	84	171	266
Granted during the year	–	–	–	7	5	4
Forfeited during the year	–	–	–	(1)	(1)	(1)
Exercised during the year	(1)	–	–	(41)	(55)	(72)
Expired during the year	–	–	–	(9)	(36)	(26)
31 March	–	1	1	40	84	171

Weighted average exercise price:
1 April	US$15.20	US$14.82	US$15.07	£1.18	£1.32	£1.41
Granted during the year	–	–	–	£1.45	£1.31	£1.14
Forfeited during the year	–	–	–	£1.64	£1.07	£1.10
Exercised during the year	US$13.88	–	–	£1.05	£1.37	£1.33
Expired during the year	–	–	–	£0.98	£1.56	£2.25
31 March	US$22.16	US$15.20	US$14.82	£1.41	£1.18	£1.32
Summary of options outstanding and exercisable at 31 March 2013
	Outstanding			Exercisable
	Outstanding shares Millions	Weighted average exercise price	Weighted average remaining contractual life Months	Exercisable shares Millions	Weighted average exercise price	Weighted average remaining contractual life Months
Vodafone Group savings related and Sharesave Plan:
£0.01 – £1.00	3	£0.94	23	–	–	–
£1.01 – £2.00	14	£1.33	33	–	–	–
	17	£1.27	31	–	–	–
Vodafone Group 1999 Long-Term Stock Incentive Plan:
£1.01 – £2.00	23	£1.51	40	23	£1.51	40
Vodafone Group 1999 Long-Term Stock Incentive Plan:
US$10.01 – US$30.00	–	US$22.16	10	–	US$22.16	10

Share awards

Movements in non-vested shares are as follows:

		2013		2012		2011
	Millions	Weighted average fair value at grant date	Millions	Weighted average fair value at grant date	Millions	Weighted average fair value at grant date
1 April	352	£1.08	387	£1.00	374	£1.06
Granted	91	£1.49	120	£1.29	126	£1.07
Vested	(118)	£0.91	(116)	£1.12	(81)	£1.38
Forfeited	(31)	£1.19	(39)	£0.81	(32)	£0.97
31 March	294	£1.27	352	£1.08	387	£1.00

Other information

The total fair value of shares vested during the year ended 31 March 2013 was £107 million (2012: £130 million; 2011: £113 million).

The compensation cost included in the consolidated income statement in respect of share options and share plans was £134 million (2012: £143 million; 2011: £156 million) which is comprised entirely of equity-settled transactions.

The average share price for the year ended 31 March 2013 was 173.0 pence (2012: 169.9 pence; 2011: 159.5 pence).

142	Vodafone Group Plc Annual Report 2013

Notes to the consolidated financial statements (continued)

A5. Post employment benefits

We operate a number of defined benefit and defined contribution pension plans for our employees. The Group’s largest defined benefit schemes are in the UK.

Background

At 31 March 2013 the Group operated a number of pension plans for the benefit of its employees throughout the world, with varying rights and obligations depending on the conditions and practices in the countries concerned. The Group’s pension plans are provided through both defined benefit and defined contribution arrangements. Defined benefit schemes provide benefits based on the employees’ length of pensionable service and their final pensionable salary or other criteria. Defined contribution schemes offer employees individual funds that are converted into benefits at the time of retirement.

The Group operates defined benefit schemes in Germany, Ghana, Ireland, Italy, India, the UK and the US. Defined contribution pension schemes are currently provided in Australia, Egypt, Germany, Greece, Hungary, Ireland, Italy, Malta, the Netherlands, New Zealand, Portugal, South Africa, Spain, the UK and the US. The Group’s principal defined benefit pension schemes in the UK, being the Vodafone Group Plc Pension Scheme (‘Vodafone UK plan’) and the Cable & Wireless Worldwide Retirement Plan (‘CWWRP’), are closed to new entrants and additionally the Vodafone UK plan has been closed to future accrual for existing members since 31 March 2010.

Income statement expense

	2013 £m	2012 £m	2011 £m
Defined contribution schemes	147	145	130
Defined benefit schemes	20	(2)	4
Total amount charged to the income statement (note 5)	167	143	134

Defined benefit schemes

The principal actuarial assumptions used for estimating the Group’s benefit obligations are set out below:

	2013%	[1]	2012%	[1]	2011%	[1]
Weighted average actuarial assumptions used at 31 March:
Rate of inflation	3.3		3.0		3.1
Rate of increase in salaries	3.8		2.9		2.9
Rate of increase in pensions in payment and deferred pensions	3.3		3.0		3.1
Discount rate	4.3		4.7		5.6
Expected rates of return:
Equities	–	[3]	7.4		8.2
Bonds[2]	–	[3]	4.2		5.1

Notes:

1	Figures shown represent a weighted average assumption of the individual schemes.
2	For the year ended 31 March 2012 the expected rate of return for bonds consisted of a 4.6% rate of return for corporate bonds (2011: 5.3%) and a 2.6% rate of return for government bonds (2011: 3.6%).
3	Under amendments to IAS 19, “Employee Benefits”, that will be adopted by the Group from 1 April 2013, the expected rate of return of pension plan assets will no longer be utilised in determining the pension plan costs recorded in the consolidated income statement.

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

Mortality assumptions used are based on recommendations from the individual scheme actuaries which include adjustments for the experience of the Group where appropriate. The largest schemes in the Group are the UK schemes. Further life expectancies assumed for the UK schemes (Vodafone UK plan only in 2012 and 2011) are 23.6/25.3 years (2012: 23.6/24.4 years; 2011: 23.5/24.3 years) for a male/female pensioner currently aged 65 and 26.8/27.9 years (2012: 27.2/26.7 years; 2011: 27.0/26.6 years) from age 65 for a male/female non-pensioner member currently aged 40.

Measurement of the Group’s defined benefit retirement obligations is particularly sensitive to changes in certain key assumptions including the discount rate. An increase or decrease in the discount rate of 0.5% would result in a £409 million decrease or a £467 million increase in the defined benefit obligation respectively.

143	Vodafone Group Plc Annual Report 2013

Charges made to the consolidated income statement and consolidated statement of comprehensive income (‘SOCI’) on the basis of the assumptions stated above are:

	2013 £m	2012 £m	2011 £m
Current service cost	28	11	12
Interest cost	139	85	95
Expected return on pension assets	(146)	(99)	(103)
Curtailment/settlement	(1)	1	–
Total included within staff costs	20	(2)	4

Actuarial losses/(gains) recognised in the SOCI	259	365	(190)
Cumulative actuarial losses recognised in the SOCI	930	671	306

Fair value of the assets and present value of the liabilities of the schemes

The amount included in the statement of financial position arising from the Group’s obligations in respect of its defined benefit schemes is as follows:

	2013 £m	2012 £m	2011 £m
Movement in pension assets:
1 April	1,604	1,558	1,487
Exchange rate movements	6	(22)	(2)
Expected return on pension assets	146	99	103
Actuarial gains/(losses)	189	(30)	(6)
Employer cash contributions	103	34	24
Member cash contributions	8	6	5
Benefits paid	(63)	(42)	(51)
Other movements[1]	1,730	1	(2)
31 March	3,723	1,604	1,558

Movement in pension liabilities:
1 April	1,910	1,548	1,690
Exchange rate movements	9	(33)	(4)
Current service cost	28	11	12
Interest cost	139	85	95
Member cash contributions	8	6	5
Actuarial losses/(gains)	448	335	(196)
Benefits paid	(63)	(42)	(51)
Other movements[1]	1,821	–	(3)
31 March	4,300	1,910	1,548

Note:

1	Other movements mainly comprise the addition of the CWWRP as a result of the acquisition of CWW (see note 11).

An analysis of net (deficit)/assets is provided below for the Group’s two largest defined benefit pension scheme in the UK and for the Group as a whole.

	CWWRP	Vodafone UK plan					Group
	2013 £m	2013 £m	2012 £m	2011 £m	2010 £m	2009 £m	2013 £m	2012 £m	2011 £m	2010 £m	2009 £m
Analysis of net
(deficit)/assets:
Total fair value of scheme assets	1,827	1,328	1,218	1,180	1,131	755	3,723	1,604	1,558	1,487	1,100
Present value of funded scheme liabilities	(1,874)	(1,647)	(1,444)	(1,127)	(1,276)	(815)	(4,238)	(1,852)	(1,488)	(1,625)	(1,196)
Net (deficit)/assets for funded schemes	(47)	(319)	(226)	53	(145)	(60)	(515)	(248)	70	(138)	(96)
Present value of unfunded scheme liabilities	–	–	–	–	–	(8)	(62)	(58)	(60)	(65)	(136)
Net (deficit)/assets	(47)	(319)	(226)	53	(145)	(68)	(577)	(306)	10	(203)	(232)
Net (deficit)/assets are analysed as:
Assets	–	–	–	53	–	–	52	31	97	34	8
Liabilities	(47)	(319)	(226)	–	(145)	(68)	(629)	(337)	(87)	(237)	(240)

It is expected that contributions of £62 million will be paid into the Group’s defined benefit retirement schemes during the year ending 31 March 2014. The assets of the schemes are held in external trustee administered funds.

144	Vodafone Group Plc Annual Report 2013

Notes to the consolidated financial statements (continued)

A5. Post employment benefits (continued)

Actual return on pension assets

	2013 £m	2012 £m	2011 £m
Actual return on pension assets	335	69	97

Analysis of pension assets at 31 March is as follows:	%	%	%
Equities	43.0	60.1	61.6
Bonds	33.8	37.1	36.5
Property	1.0	0.3	0.3
Annuity policies	13.9	–	–
Other	8.3	2.5	1.6
	100.0	100.0	100.0

The schemes have no direct investments in the Group’s equity securities or in property currently used by the Group.

History of experience adjustments

	2013 £m	2012 £m		2011 £m	2010 £m	2009 £m
Experience adjustments on pension liabilities:
Amount	(7)	(21)		23	8	6
Percentage of pension liabilities	–	(1%	)	1%	–	–

Experience adjustments on pension assets:
Amount	189	(30)		(6)	286	(381)
Percentage of pension assets	5%	(2%	)	–	19%	(35%	)

A6. Capital and financial risk management

This note details our treasury management and financial risk management objectives and policies, as well as the exposure and sensitivity of the Group to credit, liquidity, interest and foreign exchange risk, and the policies in place to monitor and manage these risks.

Capital management

The following table summarises the capital of the Group:

	2013 £m	2012 £m
Financial assets:
Cash and cash equivalents	(7,623)	(7,138)
Fair value through the income statement (held for trading)	(6,803)	(2,629)
Derivative instruments in designated hedge relationships	(1,117)	(1,317)
Financial liabilities:
Fair value through the income statements (held for trading)	1,060	889
Derivative instruments in designated hedge relationships	44	–
Financial liabilities held at amortised cost	41,397	34,620
Net debt	26,958	24,425
Equity	72,488	78,202
Capital	99,446	102,627

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

145	Vodafone Group Plc Annual Report 2013

Financial risk management

The Group’s treasury function provides a centralised service to the Group for funding, foreign exchange, interest rate management and counterparty risk management.

Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by the Board, most recently on 27 March 2012. A treasury risk committee comprising of the Group’s Chief Financial Officer, Group General Counsel and Company Secretary, Group Treasury Director and Director of Financial Reporting meets three times a year to review treasury activities and its members receive management information relating to treasury activities on a quarterly basis. The Group’s accounting function, which does not report to the Group Treasury Director, provides regular update reports of treasury activity to the Board. The Group’s internal auditor reviews the internal control environment regularly.

The Group uses a number of derivative instruments for currency and interest rate risk management purposes only that are transacted by specialist treasury personnel. The Group mitigates banking sector credit risk by the use of collateral support agreements.

Credit risk

The Group considers its exposure to credit risk at 31 March to be as follows:

	2013 £m	2012 £m
Bank deposits	1,396	2,762
Repurchase agreements	2,550	600
Cash held in restricted deposits	404	333
UK government bonds	1,076	900
Money market fund investments	3,494	3,190
Derivative financial instruments	3,032	2,959
Other investments – debt and bonds	3,427	160
Trade receivables	4,176	4,005
Other receivables	1,877	3,219
Short term securitised investments	826	586
	22,258	18,714

The Group invested in UK index linked government bonds on the basis that they generated a floating rate return in excess of £ LIBOR and are amongst the most creditworthy of investments available.

The Group has a managed investment fund. This fund holds fixed income sterling securities and the average credit quality is high double A.

Money market investments are in accordance with established internal treasury policies which dictate that an investment’s long-term credit rating is no lower than mid BBB. Additionally, the Group invests in AAA unsecured money market mutual funds where the investment is limited to 7.5% of each fund.

The Group has investments in repurchase agreements which are fully collateralised investments. The collateral is sovereign and supranational debt of major EU countries with at least one AAA rating denominated in euros, sterling and US dollars and can be readily converted to cash. In the event of any default, ownership of the collateral would revert to the Group. Detailed below is the value of the collateral held by the Group at 31 March 2013.

	2013 £m	2012 £m
Sovereign	2,081	575
Supranational	469	25
	2,550	600

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

In the event of any default ownership of the cash collateral would revert to the respective holder at that point. Detailed below is the value of the cash collateral, which is reported within short-term borrowings, held by the Group at 31 March 2013:

	2013 £m	2012 £m
Cash collateral	1,151	980

146	Vodafone Group Plc Annual Report 2013

Notes to the consolidated financial statements (continued)

A6. Capital and financial risk management (continued)

The majority of the Group’s trade receivables are due for maturity within 90 days and largely comprise amounts receivable from consumers and business customers. At 31 March 2013 £2,200 million (2012: £1,806 million) of trade receivables were not yet due for payment. Total trade receivables consisted of £1,547 million (2012: £1,288 million) relating to the Northern and Central Europe region, £1,415 million (2012: £1,384 million) relating to the Southern Europe region and £1,214 million (2012: £1,333 million) relating to the Africa, Middle East and Asia Pacific region. Accounts are monitored by management and provisions for bad and doubtful debts raised where it is deemed appropriate.

The following table presents ageing of receivables that are past due and provisions for doubtful receivables that have been established.

	2013			2012
	Gross receivables £m	Less provisions £m	Net receivables £m	Gross receivables £m	Less provisions £m	Net receivables £m
30 days or less	1,821	(404)	1,417	1,914	(390)	1,524
Between 31–60 days	185	(21)	164	192	(21)	171
Between 61–180 days	235	(53)	182	435	(96)	339
Greater than 180 days	636	(423)	213	598	(433)	165
	2,877	(901)	1,976	3,139	(940)	2,199

Concentrations of credit risk with respect to trade receivables are limited given that the Group’s customer base is large and unrelated. Due to this management believes there is no further credit risk provision required in excess of the normal provision for bad and doubtful receivables. Amounts charged to administrative expenses during the year ended 31 March 2013 were £458 million (2012: £458 million; 2011: £460 million) (see note 17).

The Group’s investments in preferred equity and a subordinated loan received as part of the disposal of Vodafone Japan to SoftBank in the 2007 financial year were disposed of in the year ended 31 March 2011. On 2 April 2012 the Group received £1,499 million in relation to the second tranche of consideration receivable in relation to the disposal.

As discussed in note 21 the Group has covenanted to provide security in favour of the Trustee of the Vodafone Group UK Pension Scheme in respect of the funding deficit in the scheme. The security takes the form of an English law pledge over UK index linked government bonds.

Liquidity risk

At 31 March 2013 the Group had €4.2 billion and US$4.2 billion syndicated committed undrawn bank facilities and US$15 billion and £5 billion commercial paper programmes, supported by the €4.2 billion and US$4.2 billion syndicated committed bank facilities, available to manage its liquidity. The Group uses commercial paper and bank facilities to manage short-term liquidity and manages long-term liquidity by raising funds in the capital markets.

€4.2 billion of the syndicated committed facility has a maturity date of 1 July 2015. US$4.1 billion has a maturity of 9 March 2017; the remaining US$0.1 billion has a maturity of 9 March 2016. Both facilities have remained undrawn throughout the financial year and since year end and provide liquidity support.

The Group manages liquidity risk on long-term borrowings by maintaining a varied maturity profile with a cap on the level of debt maturing in any one calendar year, therefore minimising refinancing risk. Long-term borrowings mature between one and 30 years.

Liquidity is reviewed daily on at least a 12 month rolling basis and stress tested on the assumption that all commercial paper outstanding matures and is not reissued. The Group maintains substantial cash and cash equivalents which at 31 March 2013 amounted to £7,623 million (2012: £7,138 million).

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

For each one hundred basis point fall or rise in market interest rates for all currencies in which the Group had borrowings at 31 March 2013 there would be a reduction or increase in profit before tax by approximately £144 million (2012: increase or reduce by £33 million) including mark-to-market revaluations of interest rate and other derivatives and the potential interest on outstanding tax issues. There would be no material impact on equity.

147	Vodafone Group Plc Annual Report 2013

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

As such, at 31 March 2013 135% of net debt was denominated in currencies other than sterling (56% euro, 55% US dollar and 24% other) while 35% of net debt had been purchased forward in sterling in anticipation of sterling denominated shareholder returns via dividends and share buybacks. This allows euro, US dollar and other debt to be serviced in proportion to expected future cash flows and therefore provides a partial hedge against income statement translation exposure, as interest costs will be denominated in foreign currencies.

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

2013 £m
Euro 3% change – Operating profit[1]	106
US dollar 4% change – Operating profit[1]	257

Note:

1	Operating profit before impairment losses and other income and expense.

At 31 March 2012 sensitivity of the Group’s operating profit was analysed for a strengthening of the euro by 3% and the US dollar by 4%, which represented movements of £140 million and £195 million respectively.

Equity risk

The Group has equity investments, primarily in Bharti Infotel Private Limited, which is subject to equity risk. See note 16 for further details on the carrying value of this investment.

Fair value of financial instruments

The table below sets out the valuation basis of financial instruments held at fair value by the Group at 31 March 2013.

		Level 1	[1]		Level 2	[2]	Total
	2013 £m	2012 £m		2013 £m	2012 £m		2013 £m	2012 £m
Financial assets:
Fair value through the income statement (held for trading)	–	–		4,836	949		4,836	949
Derivative financial instruments:
Interest rate swaps	–	–		2,625	2,513		2,625	2,513
Cross currency interest rate swaps	–	–		319	318		319	318
Foreign exchange contracts	–	–		88	128		88	128
Interest rate futures	–	–		52	38		52	38
	–	–		7,920	3,946		7,920	3,946
Financial investments available-for-sale:
Listed equity securities[3]	3	1		–	–		3	1
Unlisted equity securities[3]	–	–		498	591		498	591
	3	1		498	591		501	592
	3	1		8,418	4,537		8,421	4,538
Financial liabilities:
Derivative financial instruments:
Interest rate swaps	–	–		1,060	800		1,060	800
Foreign exchange contracts	–	–		44	89		44	89
	–	–		1,104	889		1,104	889

Notes:

1	Level 1 classification comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets for identical assets or liabilities.
2	Level 2 classification comprises where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Fair values for unlisted equity securities are derived from observable quoted market prices for similar items. Derivative financial instrument fair values are present values determined from future cash flows discounted at rates derived from market sourced data.
3	Details of listed and unlisted equity securities are included in note 16 “Other Investments”.

148	Vodafone Group Plc Annual Report 2013

Notes to the consolidated financial statements (continued)

A7. Related party transactions

The Group has a number of related parties including joint ventures (refer to note 14), associates (refer to note 15), pension schemes (refer to note A5 for the Group’s contributions), directors and Executive Committee members (refer to note 4 for amounts paid to them).

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

	2013 £m	2012 £m	2011 £m
Sales of goods and services to associates	241	195	327
Purchase of goods and services from associates	105	107	171
Purchase of goods and services from joint ventures	329	207	206
Net interest receivable from joint ventures[1]	(14)	(7)	(14)

Trade balances owed:
by associates	21	15	52
to associates	19	18	23
by joint ventures	119	9	27
to joint ventures	27	89	67
Other balances owed by joint ventures[1]	337	365	176

Note:

1	Amounts arise primarily through Vodafone Italy, Vodafone Hutchison Australia, Indus Towers and Cornerstone, and represent amounts not eliminated on consolidation. Interest is paid in line with market rates.

Amounts owed by and owed to associates are disclosed within notes 17 and 18. Dividends received from associates are disclosed in the consolidated statement of cash flows.

Transactions with directors other than compensation

During the three years ended 31 March 2013, and as of 20 May 2013, neither any director nor any other executive officer, nor any associate of any director or any other executive officer, was indebted to the Company.

During the three years ended 31 March 2013, and as of 20 May 2013, the Company has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing or any relative of such spouse) had or was to have a direct or indirect material interest.

149	Vodafone Group Plc Annual Report 2013

A8. Principal subsidiaries

Our subsidiaries are located around the world and each contributes to the profits, assets and cash flow of the Group. We have a large number of subsidiaries and so, for practical reasons, only the principal subsidiaries at 31 March 2013 are detailed below.

A full list of subsidiaries, joint ventures, associated undertakings and any significant holdings (as defined in the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008) as at 15 August 2013 will be annexed to the Company’s next annual return filed with the Registrar of Companies. No subsidiaries are excluded from the Group consolidation. Unless otherwise stated the Company’s principal subsidiaries all have share capital consisting solely of ordinary shares and are indirectly held. The country of incorporation or registration of all subsidiaries is also their principal place of operation.

Name	Principal activity	Country of incorporation or registration	Percentage shareholdings[1]
Vodafone GmbH[2]	Network operator	Germany	100.0
Vodafone Limited	Network operator	England	100.0
Cable & Wireless Worldwide plc.	Fixed network operator	England	100.0
Vodafone Czech Republic a.s.	Network operator	Czech Republic	100.0
Vodafone Magyarorszag Mobile Tavkozlesi Zartkoruen Mukodo Reszvenytarsasag[3]	Network operator	Hungary	100.0
Vodafone Ireland Limited	Network operator	Ireland	100.0
Vodafone Libertel B.V.	Network operator	Netherlands	100.0
Vodafone Romania S.A.	Network operator	Romania	100.0
Vodafone Telekomunikasyon A.S.	Network operator	Turkey	100.0

Vodafone España S.A.U.	Network operator	Spain	100.0
Vodafone Albania Sh.A.	Network operator	Albania	99.9
Vodafone-Panafon Hellenic Telecommunications Company S.A.	Network operator	Greece	99.9
Vodafone Malta Limited	Network operator	Malta	100.0
Vodafone Portugal-Comunicações Pessoais, S.A.[4]	Network operator	Portugal	100.0

Vodafone India Limited[5]	Network operator	India	84.5
Vodacom Group Limited	Network operator	South Africa	65.0
Vodacom Congo (RDC) s.p.r.l.6 7 8	Network operator	The Democratic Republic of Congo	33.2
Vodacom Tanzania Limited6 8	Network operator	Tanzania	42.3
VM, S.A.6 9	Network operator	Mozambique	55.3
Vodacom Lesotho (Pty) Limited[6]	Network operator	Lesotho	52.0
Vodacom Business Africa Group (PTY) Limited[6]	Holding company	South Africa	65.0
Vodafone Egypt Telecommunications S.A.E.	Network operator	Egypt	54.9
Ghana Telecommunications Company Limited	Network operator	Ghana	70.0
Vodafone New Zealand Limited	Network operator	New Zealand	100.0
Vodafone Qatar Q.S.C.[8]	Network operator	Qatar	23.0

Vodafone Group Services Limited[10]	Global products and services provider	England	100.0
Vodafone Sales & Services Limited[11]	Group services provider	England	100.0
Vodafone Holding GmbH	Holding company	Germany	100.0
Vodafone Holdings Europe S.L.U.	Holding company	Spain	100.0
Vodafone Europe B.V.	Holding company	Netherlands	100.0
Vodafone International Holdings B.V.	Holding company	Netherlands	100.0
Vodafone Investments Luxembourg S.a.r.l.	Holding company	Luxembourg	100.0
Vodafone Procurement Company S.a.r.l.	Group services provider	Luxembourg	100.0
Vodafone Roaming Services S.a.r.l.	Group services provider	Luxembourg	100.0
Vodafone Americas Inc.[12]	Holding company	US	100.0

Notes:

1	Effective ownership percentages of Vodafone Group Plc at 31 March 2013, rounded to nearest tenth of one percent.
2	Vodafone GmbH changed its name from Vodafone D2 GmbH on 1 February 2013.
3	Trades as Vodafone Hungary Mobile Telecommunications Company Limited.
4	38.6% of the issued share capital of Vodafone Portugal-Comunicações Pessoais, S.A. is directly held by Vodafone Group Plc.
5	At 31 March 2013 the Group had a 64.4% interest in Vodafone India Limited (‘VIL’) through wholly owned subsidiaries and a further 20.1% indirectly through less than 50% owned entities giving an aggregate 84.5% interest. The Group has call options to acquire shareholdings in companies which indirectly own a further 4.5% interest in VIL. The shareholders of these companies also have put options which, if exercised, would require Vodafone to purchase the remaining shares in the respective company. If these options were exercised, which can only be done in accordance with the Indian law prevailing at the time of exercise, the Group would have a direct and indirect interest of 89.0% of VIL.
6	Shareholding is indirect through Vodacom Group Limited. The indirect shareholding is calculated using the 65.0% ownership interest in Vodacom.
7	The share capital of Vodacom Congo (RDC) s.p.r.l. consists of 1,000,000 ordinary shares and 75,470,588 preference shares.
8	The Group has rights that enable it to control the strategic and operating decisions of Vodafone Qatar Q.S.C., Vodacom Congo (RDC) s.p.r.l. and Vodacom Tanzania Limited.
9	The share capital of VM, S.A. consists of 60,000,000 ordinary shares and 548,350,646 preference shares.
10	Share capital consists of 790 ordinary shares and one deferred share, of which 100% of the shares are indirectly held by Vodafone Group Plc.
11	Vodafone Sales & Services Limited is directly held by Vodafone Group Plc.
12	Share capital consists of 395,834,251 ordinary shares and 1.65 million class D and E redeemable preference shares, of which 100% of the ordinary shares are indirectly held by Vodafone Group Plc.

150	Vodafone Group Plc Annual Report 2013

Notes to the consolidated financial statements (continued)

A9. Subsidiaries exempt from audit

The following UK subsidiaries will take advantage of the newly available audit exemption set out within section 479A of the Companies Act 2006 for the year ended 31 March 2013.

Name	Registration number
Vodafone 2.	4083193
Vodafone 4 UK	6357658
Vodafone 5 Limited	6688527
Vodafone 5 UK	2960479
Vodafone Americas 4	6389457
Vodafone Benelux Limited	4200960
Vodafone Cellular Limited	896318
Vodafone Consolidated Holdings Limited	5754561
Vodafone Euro Hedging Limited	3954207
Vodafone Euro Hedging Two	4055111
Vodafone European Investments	3961908
Vodafone European Portal Limited	3973442
Vodafone Europe UK	5798451
Vodafone Finance Luxembourg Limited	5754479
Vodafone Finance Sweden	2139168
Vodafone Finance UK Limited	3922620
Vodafone Financial Operations	4016558
Vodafone Global Content Services Limited	4064873
Vodafone Holdings Luxembourg Limited	4200970
Vodafone Intermediate Enterprises Limited	3869137
Vodafone International Holdings Limited	2797426
Vodafone International Operations Limited	2797438
Vodafone Investments Australia Limited	2011978
Vodafone Investments Limited	1530514
Vodafone Investment UK	5798385
Vodafone Leasing Limited	4201716
Vodafone Marketing UK	6858585
Vodafone Mobile Communications Limited	3942221
Vodafone Mobile Enterprises Limited	3961390
Vodafone Mobile Network Limited	3961482
Vodafone (New Zealand) Hedging Limited	4158469
Vodafone Nominees Limited	1172051
Vodafone Oceania Limited	3973427
Vodafone Overseas Finance Limited	4171115
Vodafone Overseas Holdings Limited	2809758
Vodafone Panafon UK	6326918
Vodafone Property Investments Limited	3903420
Vodafone UK Investments Limited	874784
Vodafone UK Limited	2227940
Vodafone Worldwide Holdings Limited	3294074
Vodafone Yen Finance Limited	4373166
Voda Limited	1847509
Vodaphone Limited	2373469
Vodata Limited	2502373

151	Vodafone Group Plc Annual Report 2013

Other unaudited financial information

Prior year operating results

This section presents our operating performance for the 2012 financial year compared to the 2011 financial year, providing commentary on the revenue and adjusted EBITDA performance of the Group and its operating segments within Northern and Central Europe, Southern Europe, Africa, Middle East and Asia Pacific, and Non-Controlled Interests and Common Functions.

Group1 2

	Northern and Central Europe £m	Southern Europe £m	AMAP £m	Non-Controlled Interests and Common Functions £m	[3]	Eliminations £m	2012 £m	2011 £m	% change
									£	Organic
Revenue	19,575	12,522	13,868	614		(162)	46,417	45,884	1.2	2.2
Service revenue	18,265	11,565	12,751	463		(159)	42,885	42,738	0.3	1.5
Adjusted EBITDA	5,934	4,438	4,115	(12)		–	14,475	14,670	(1.3)	(0.6)
Adjusted operating profit	2,530	2,660	1,472	4,870		–	11,532	11,818	(2.4)	2.5
Adjustments for:
Impairment loss							(4,050)	(6,150)
Other income/(expense)[4]							3,705	(72)
Operating profit							11,187	5,596

Notes:

1	Amounts are presented on the Group’s revised segment basis (see note A2 for further information).
2	2012 results reflect average foreign exchange rates of £1:€1.16 and £1:US$1.60.
3	Common Functions primarily represent the results of the partner markets and the net result of unallocated central Group costs.
4	Other income/(expense) for the year ended 31 March 2012 includes a £3,419 million gain on disposal of the Group’s 44% interest in SFR and a £296 million gain on disposal of the Group’s 24.4% interest in Polkomtel. The year ended 31 March 2011 included £56 million representing the net loss on disposal of certain Alltel investments by VZW. This is included within the line item “Share of results in associates” in the consolidated income statement.

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

In Northern and Central Europe, service revenue was up by 2.5%* reflecting growth in Germany, the UK, the Netherlands and Turkey.

In Southern Europe, service revenue was down by -6.2%* reflecting challenging macroeconomic conditions.

Adjusted EBITDA and profit

Group adjusted EBITDA was down 1.3% to £14.5 billion, as revenue growth was offset by higher customer investment due to increased smartphone penetration.

Adjusted operating profit was down 2.4% to £11.5 billion, driven by a reduction in our share of profits from associates following the disposal of our 44% interest in SFR in June 2011. Our share of profits of VZW grew by 9.3%* to £4.9 billion.

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

152	Vodafone Group Plc Annual Report 2013

Other unaudited financial information (continued)

Prior year operating results (continued)

Northern and Central Europe

	Germany £m	UK £m	Other Northern and Central Europe £m	Eliminations £m	Northern and Central Europe £m	% change
						£m	Organic
Year ended 31 March 2012
Revenue	8,233	5,397	6,042	(97)	19,575	3.6	3.7
Service revenue	7,669	4,996	5,695	(95)	18,265	2.2	2.5
Adjusted EBITDA	2,965	1,294	1,675	–	5,934	2.7	2.1
Adjusted operating profit	1,491	402	637	–	2,530	2.2	0.8
Adjusted EBITDA margin	36.0%	24.0%	27.7%		30.3%

Year ended 31 March 2011
Revenue	7,900	5,271	5,846	(117)	18,900
Service revenue	7,471	4,931	5,589	(115)	17,876
Adjusted EBITDA	2,952	1,233	1,594	–	5,779
Adjusted operating profit	1,548	348	580	–	2,476
Adjusted EBITDA margin	37.4%	23.4%	27.3%		30.6%

Revenue increased by 3.6% including a -0.2 percentage point impact from unfavourable foreign exchange rate movements. On an organic basis service revenue increased by 2.5%* primarily due growth in data revenue, partially offset by the impact of MTR cuts and competitive pricing pressures. Growth was seen in the UK, Germany, the Netherlands and Turkey.

Adjusted EBITDA increased by 2.7% including a 0.7 percentage point favourable impact from foreign exchange rate movements. On an organic basis adjusted EBITDA increased by 2.1%*, resulting from higher service revenue and direct cost efficiencies, partially offset by higher customer investment due to the increased penetration of smartphones.

	Organic change %	Other activity pps [1]	Foreign exchange pps	Reported change %
Revenue– Northern and Central Europe	3.7	0.1	(0.2)	3.6

Service revenue
Germany	1.2	(0.1)	1.6	2.7
UK	1.6	(0.3)	–	1.3
Other Northern and Central Europe	5.1	(0.3)	(2.9)	1.9
Northern and Central Europe	2.5	(0.1)	(0.2)	2.2

Adjusted EBITDA
Germany	(1.1)	–	1.5	0.4
UK	5.0	(0.1)	–	4.9
Other Northern and Central Europe	6.0	(0.7)	(0.2)	5.1
Northern and Central Europe	2.1	(0.1)	0.7	2.7

Adjusted operating profit
Germany	(5.3)	0.1	1.5	(3.7)
UK	15.7	(0.2)	–	15.5
Other Northern and Central Europe	7.9	(2.2)	4.1	9.8
Northern and Central Europe	0.8	(0.5)	1.9	2.2

Note:

1	“Other activity” includes the impact of M&A activity and the revision to intra-group roaming charges from 1 October 2011. Refer to “Organic growth” on page 188 for further detail.

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

The roll out of LTE has continued, following the launch of services in the 2011 financial year. Nearly 2,700 base stations had been upgraded to LTE at 31 March 2012, providing approximately 35% household coverage.

Adjusted EBITDA declined by -1.1%* as the higher revenue was offset by restructuring costs and regulation changes.

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

Other Northern and Central Europe

Service revenue increased by 5.1%* as growth in the Netherlands and Turkey more than offset a decline in the rest of the region, particularly in Ireland, which continued to be impacted by the challenging macroeconomic environment and competitive factors. Service revenue in Turkey grew by 25.1%* driven by strong growth in consumer contract and data revenue resulting from an expanding contract customer base and the launch of innovative propositions. In the Netherlands service revenue increased by 2.1%*, driven by an increase in the customer base, partially offset by MTR cuts, price competition and customers optimising tariffs.

Adjusted EBITDA grew by 6.0%*, with strong growth in Turkey, driven by a combination of service revenue growth and cost efficiencies, partially offset by declines in the majority of the other markets.

153	Vodafone Group Plc Annual Report 2013

Southern Europe

	Italy £m	Spain £m	Other Southern Europe £m	Eliminations £m	Southern Europe £m	% change
						£m	Organic
Year ended 31 March 2012
Revenue	5,658	4,763	2,128	(27)	12,522	(3.9)	(5.4)
Service revenue	5,329	4,357	1,904	(25)	11,565	(4.7)	(6.2)
Adjusted EBITDA	2,514	1,193	731	–	4,438	(11.0)	(12.5)
Adjusted operating profit	1,735	566	359	–	2,660	(16.8)	(18.2)
Adjusted EBITDA margin	44.4%	25.0%	34.4%		35.4%

Year ended 31 March 2011
Revenue	5,722	5,133	2,208	(30)	13,033
Service revenue	5,432	4,735	1,999	(28)	12,138
Adjusted EBITDA	2,643	1,562	783	–	4,988
Adjusted operating profit	1,903	915	379	–	3,197
Adjusted EBITDA margin	46.2%	30.4%	35.5%		38.3%

Revenue declined by -3.9% including a 1.5 percentage point impact from favourable foreign exchange rate movements. On an organic basis service revenue declined by -6.2%* primarily due to the impact of MTR cuts, competitive pricing pressures and continued economic weakness, partially offset by growth in data revenue. Service revenue declined in most other markets, in particular, Italy, Spain and Greece.

Adjusted EBITDA declined by -11.0% including a 1.5 percentage point favourable impact from foreign exchange rate movements. On an organic basis adjusted EBITDA decreased by -12.5%*, resulting from higher customer investment due to the increased penetration of smartphones, and a reduction in service revenue in most markets, partially offset by direct cost efficiencies.

	Organic change %	Other activity pps [1]	Foreign exchange pps	Reported change %
Revenue– Southern Europe	(5.4)	–	1.5	(3.9)

Service revenue
Italy	(3.4)	–	1.5	(1.9)
Spain	(9.4)	(0.1)	1.5	(8.0)
Other Southern Europe	(6.1)	(0.1)	1.4	(4.8)
Southern Europe	(6.2)	–	1.5	(4.7)

Adjusted EBITDA
Italy	(6.4)	–	1.5	(4.9)
Spain	(24.9)	(0.2)	1.5	(23.6)
Other Southern Europe	(8.1)	–	1.5	(6.6)
Southern Europe	(12.5)	–	1.5	(11.0)

Adjusted operating profit
Italy	(10.4)	–	1.6	(8.8)
Spain	(39.2)	(0.3)	1.4	(38.1)
Other Southern Europe	(6.7)	–	1.4	(5.3)
Southern Europe	(18.2)	(0.1)	1.5	(16.8)

Note:

1	“Other activity” includes the impact of M&A activity and the revision to intra-group roaming charges from 1 October 2011. Refer to “Organic growth” on page 188 for further detail.

Italy

Service revenue declined by -3.4%* as a result of weak economic conditions, intense competition and the impact of an MTR cut effective from 1 July 2011. Strong data revenue growth of 16.8%* was driven by mobile internet which benefited from a higher penetration of smartphones and an increase in those sold with a data bundle. From Q3 of the 2012 financial year, all new consumer contract customers were on an integrated tariff. Enterprise revenue grew by 5.1%* with a strong contribution from Vodafone One Net, a converged fixed and mobile solution, and growth in the customer base. Fixed line growth benefited from strong customer additions although slowed in Q4 due to intense competition.

Adjusted EBITDA decreased by -6.4%*, and adjusted EBITDA margin fell by -1.9* percentage points resulting from the decline in service revenue partially offset by operating cost efficiencies such as site sharing agreements and outsourcing of network maintenance to Ericsson.

Spain

Service revenue declined by -9.4%* impacted by intense competition, continuing economic weakness and high unemployment during the year, which have driven customers to reduce or optimise their spend on tariffs. Data revenue increased by 18.4%* benefiting from the penetration of integrated voice, SMS and data tariffs initially launched in October 2010. Improvements were seen in fixed line revenue which increased by 7.3%* resulting from a competitive proposition leading to good customer additions. Mobile customer net additions were strong as a result of our more competitive tariffs and a focus on improving the retention of higher-value customers.

Adjusted EBITDA declined by -24.9%*, with a -5.5* percentage point fall in adjusted EBITDA margin, primarily due to lower revenue with sustained investment in acquisition and retention costs. This was partially offset by operating cost efficiencies.

Other Southern Europe

Service revenue declined by -6.1%* as growth in Albania and Malta was more than offset by a decline in Greece and Portugal, which continued to be impacted by the challenging macroeconomic environment and competitive factors. Adjusted EBITDA declined by -8.1%*, driven by service revenue declines in Greece and Portugal.

154	Vodafone Group Plc Annual Report 2013

Other unaudited financial information (continued)

Prior year operating results (continued)

Africa, Middle East and Asia Pacific

	India £m	Vodacom £m	Other AMAP £m	Eliminations £m	AMAP £m	% change
						£m	Organic
Year ended 31 March 2012
Revenue	4,265	5,638	3,965	–	13,868	4.2	8.4
Service revenue	4,215	4,908	3,628	–	12,751	3.7	8.0
Adjusted EBITDA	1,122	1,930	1,063	–	4,115	2.9	7.8
Adjusted operating profit	60	1,084	328	–	1,472	15.7	22.4
Adjusted EBITDA margin	26.3%	34.2%	26.8%		29.7%

Year ended 31 March 2011
Revenue	3,855	5,479	3,971	(1)	13,304	20.0	9.5
Service revenue	3,804	4,839	3,650	(1)	12,292	20.0	9.5
Adjusted EBITDA	985	1,844	1,170	–	3,999	20.7	7.5
Adjusted operating profit	15	827	430	–	1,272	55.5	8.6
Adjusted EBITDA margin	25.6%	33.7%	29.5%		30.1%

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

	Organic change %	Other activity pps [1]	Foreign exchange pps	Reported change %
Revenue–AMAP	8.4	–	(4.2)	4.2

Service revenue
India	19.5	(0.1)	(8.6)	10.8
Vodacom	7.1	–	(5.7)	1.4
Other AMAP	(1.8)	(0.1)	1.3	(0.6)
AMAP	8.0	–	(4.3)	3.7

Adjusted EBITDA
India	22.9	(0.2)	(8.8)	13.9
Vodacom	11.3	–	(6.6)	4.7
Other AMAP	(9.1)	(0.1)	0.1	(9.1)
AMAP	7.8	(0.1)	(4.8)	2.9

Adjusted operating profit
India	389.3	(40.6)	(48.7)	300.0
Vodacom	41.1	–	(10.0)	31.1
Other AMAP	(22.4)	(0.2)	(1.1)	(23.7)
AMAP	22.4	(0.3)	(6.4)	15.7

Notes:

1	“Other activity” includes the impact of M&A activity and the revision to intra-group roaming charges from 1 October 2011. Refer to “Organic growth” on page 188 for further detail.
2	Excludes Gateway and Vodacom Business Africa.

India

Service revenue grew by 19.5%,* driven by an 11.8% increase in the customer base, strong growth in incoming and outgoing voice minutes and 51.3%* growth in data revenue. 3G services were available to Vodafone customers in 860 towns and cities across 20 circles at 31 March 2012. Growth also benefited from mobile operators starting to charge for SMS termination during the second quarter of the 2012 financial year. At 31 March 2012 the customer base had increased to 150.5 million, with data customers totalling 35.4 million, a year-on-year increase of 81.5%. This was driven by an increase in data enabled handsets and the impact of successful marketing campaigns. Whilst the market remained highly competitive, the effective rate per minute remained broadly stable during the 2012 financial year, with promotional offers offsetting headline price increases.

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

Vodacom’s mobile operations outside South Africa delivered strong service revenue growth of 31.9%*2, driven by customer net additions and the simplification of tariff structures in Mozambique and Tanzania. M-Pesa, our mobile phone based money transfer service, continued to perform well in Tanzania with over 3.1 million active users at 31 March 2012.

Adjusted EBITDA increased by 11.3%* driven by robust service revenue growth and continued focus on operating cost efficiencies.

155	Vodafone Group Plc Annual Report 2013

Other AMAP

Organic service revenue, which included Australia, declined by -1.8%* with both New Zealand and Australia being impacted by MTR cuts effective from 6 May 2011 and 1 January 2012, respectively. In Australia, despite improvements in network and customer operations performance, service revenue declined by -8.8%* driven by the competitive market and weakness in brand perception following the network and customer service issues experienced from late 2010 to early 2011 and further accelerated by MTR cuts. On 22 March 2012, Vodafone Hutchison Australia appointed Bill Morrow as its new CEO. In Egypt service revenue was suppressed by the challenging economic and political environment, however, organic growth of 1.4%* was achieved as a result of an increased customer base and strong data usage. In Qatar an increase in the customer base delivered service revenue growth of 27.1%*, despite a competitive pricing environment. Service revenue in Ghana grew by 29.2%* through strong gains in customer market share.

Adjusted EBITDA margin declined -2.2* percentage points, driven by the service revenue decline in Australia and the challenging economic and competitive environment in Egypt, partially offset by growth in Qatar and Ghana.

Safaricom, Vodafone’s associate in Kenya, grew service revenue by 13.6%*, driven by increases in customer base, voice usage and M-Pesa activity. Adjusted EBITDA margin improved in the second half of the 2012 financial year through a tariff increase in October 2011, operating cost efficiencies and a strengthening of the local currency to take the margin for the 2012 financial year to 35.0%.

Non-Controlled Interests

Verizon Wireless1 2 3

	2012 £m	2011 £m	% change
			£	Organic
Service revenue	18,039	17,238	4.6	7.3
Revenue	20,187	18,711	7.9	10.6
Adjusted EBITDA	7,689	7,313	5.1	7.9
Interest	(212)	(261)	(18.8)
Tax[2]	(287)	(235)	22.1
Group’s share of result in VZW	4,867	4,569	6.5	9.3

In the US VZW reported 4.6 million net mobile customer additions bringing its closing mobile customer base to 93.0 million, up 5.2%.

Service revenue growth of 7.3%* continued to be driven by the expanding customer base and robust growth in data ARPU driven by increased penetration of smartphones.

Adjusted EBITDA margin remained strong despite the competitive challenges and macroeconomic environment. Efficiencies in operating expenses and customer acquisition costs resulting from lower volumes were partly offset by a higher level of customer retention costs reflecting the increased demand for smartphones.

VZW’s net debt at 31 March 2012 totalled US$6.4 billion4 (31 March 2011: net debt US$9.8 billion4), after paying a dividend to its shareholders of US$10 billion on 31 January 2012.

Notes:

1	All amounts represent the Group’s share based on its 45% equity interest, unless otherwise stated.
2	The Group’s share of the tax attributable to VZW relates only to the corporate entities held by the VZW partnership and certain state taxes which are levied on the partnership. The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.
3	Organic growth rates include the impact of a non-cash revenue adjustment which was recorded to defer previously recognised data revenue that will be earned and recognised in future periods. Excluding this the equivalent organic growth rates for service revenue, revenue, adjusted EBITDA and the Group’s share of result in VZW would have been 6.8%*, 10.1%*, 6.7%* and 7.5%* respectively.
4	Net debt excludes pending credit card receipts. Comparatives are presented on a comparable basis.

Liquidity and capital resources

This section includes an analysis of net debt and other disclosures in relation to liquidity and capital resources.

Net debt

Net debt increased by £2.5 billion to £27.0 billion primarily due to the purchase of CWW and TelstraClear, share buybacks, payments to acquire spectrum, foreign exchange movements and dividend payments to equity holders, partially offset by cash generated by operations, the remaining consideration from the Group’s disposal of SoftBank Mobile Corp. and the £2.4 billion income dividend from VZW.

Net debt represented 29.5% of our market capitalisation at 31 March 2013 compared to 28.6% at 31 March 2012. Average net debt at month end accounting dates over the 12 month period ended 31 March 2013 was £24.6 billion and ranged between £22.5 billion and £27.7 billion during the year.

Our consolidated net debt position at 31 March was as follows:

	2013 £m	2012 £m
Cash and cash equivalents	7,623	7,138

Short-term borrowings
Bonds	(2,133)	(1,289)
Commercial paper[1]	(4,054)	(2,272)
Put options over non-controlling interests	(938)	–
Bank loans	(2,929)	(1,635)
Other short-term borrowings[2]	(2,235)	(1,062)
	(12,289)	(6,258)

Long-term borrowings
Put options over non-controlling interests	(77)	(840)
Bonds, loans and other long-term borrowings	(29,031)	(27,522)
	(29,108)	(28,362)
Other financial instruments[3]	6,816	3,057
Net debt	(26,958)	(24,425)

Notes:

1	At 31 March 2013 US$3,484 million was drawn under the US commercial paper programme, and €2,006 million, US$35 million, £10 million and JPY 5 billion were drawn under the euro commercial paper programme.
2	At 31 March 2013 the amount includes £1,151 million (2012: £980 million) in relation to cash received under collateral support agreements.
3	Comprises i) mark-to-market adjustments on derivative financial instruments which are included as a component of trade and other receivables (2013: £3,032 million; 2012: £2,959 million) and trade and other payables (2013: £1,104 million; 2012: £889 million) and ii) short-term investments primarily in index linked government bonds and managed investment funds included as a component of other investments (2013: £4,888 million; 2012: £987 million).

156	Vodafone Group Plc Annual Report 2013

Other unaudited financial information (continued)

Liquidity and capital resources (continued)

At 31 March 2013 we had £7,623 million of cash and cash equivalents which are held in accordance with the counterparty and settlement risk limits of the Board approved treasury policy. The main forms of liquid investment at 31 March 2013 were managed investment funds, money market funds, UK index linked government bonds, tri-party repurchase agreements and bank deposits.

The cash received from collateral support agreements mainly reflects the value of our interest rate swap portfolio which is substantially net present value positive. See note A6 for further details on these agreements.

Commercial paper programmes

We currently have US and euro commercial paper programmes of US$15 billion and £5 billion respectively which are available to be used to meet short-term liquidity requirements. At 31 March 2013 amounts external to the Group of €2,006 million (£1,693 million), US$35 million (£23 million), £10 million and JPY 5 billion (£35 million) were drawn under the euro commercial paper programme and US$3,484 million (£2,293 million) was drawn down under the US commercial paper programme, with such funds being provided by counterparties external to the Group. At 31 March 2012 €1,226 million (£1,022 million) and US$309 million (£193 million) was drawn under the euro commercial paper programme and US$1,689 million (£1,056 million) was drawn under the US commercial paper programme. The commercial paper facilities were supported by US$4.2 billion (£2.8 billion) and €4.2 billion (£3.6 billion) of syndicated committed bank facilities (see “Committed facilities” opposite). No amounts had been drawn under either bank facility.

Bonds

We have a €30 billion euro medium-term note programme and a US shelf programme which are used to meet medium- to long-term funding requirements. At 31 March 2013 the total amounts in issue under these programmes split by currency were US$21.2 billion, £2.6 billion, €8.0 billion and £0.1 billion sterling equivalent of other currencies.

In the year ended 31 March 2013 bonds with a nominal value equivalent of £5.3 billion at the relevant 31 March 2013 foreign exchange rates were issued under the US shelf. The bonds issued during the year were:

Date of bond issue	Maturity of bond	Nominal amount Million	Sterling equivalent Million
26 September 2012	26 September 2017	US$1,000	658
26 September 2012	26 September 2022	US$1,000	658
19 February 2013	19 February 2016	US$1,600	1,053
19 February 2013	19 February 2018	US$1,400	921
19 February 2013	19 February 2023	US$1,600	1,053
19 February 2013	19 February 2043	US$1,400	921

At 31 March 2013 we had bonds outstanding with a nominal value of £22,837 million (2012: £18,333 million).

Share buyback programmes

Following the disposal of the Group’s entire 44% interest in SFR to Vivendi on 16 June 2011, the Group initiated a £4.0 billion share buyback programme which was completed on 6 August 2012. Under this programme the Group purchased a total of 2,330,039,575 shares at an average price per share, including transaction costs, of 171.67 pence.

On 12 November 2012 VZW declared a dividend of US$8.5 billion (£5.3 billion), of which Vodafone’s share was US$3.8 billion (£2.4 billion). The Board of Vodafone therefore announced a £1.5 billion share buyback programme which commenced on receipt of the dividend in December 2012 and was initiated under the authority granted by the shareholders at the 2012 annual general meeting.

Details of the shares purchased to date, including those purchased under irrevocable instructions, are shown below:

Date of share purchase	Number of shares purchased ’000	[1]	Average price paid per share inclusive of transaction costs Pence	Total number of shares purchased under publicly announced share buyback programme ’000	[2]	Maximum value of shares that may yet be purchased under the programme £m	[3]
December 2012	90,755		158.85	90,755		1,356
January 2013	118,500		164.48	209,255		1,161
February 2013	44,396		172.55	253,651		1,084
March 2013	18,000		183.98	271,651		1,051
April 2013	43,000		192.54	314,651		968
May 2013	91,750		196.05	406,401		789
Total	406,401		175.06	406,401	[4]	789

Notes:

1	The nominal value of shares purchased is 11 3/7 US cents each.
2	No shares were purchased outside the publicly announced share buyback programme.
3	In accordance with authorities granted by shareholders in general meeting.
4	The total number of shares purchased represents 0.83% of our issued share capital, excluding treasury shares, at 20 May 2013.

157	Vodafone Group Plc Annual Report 2013

Committed facilities

In aggregate we have committed facilities of approximately £15,354 million, of which £7,672 million was undrawn and £7,682 million was drawn at 31 March 2013. The following table summarises the committed bank facilities available to us at 31 March 2013.

Committed bank facilities	Amounts drawn	Terms and conditions
1 July 2010
€4.2 billion syndicated revolving credit facility, maturing 1 July 2015	No drawings have been made against this facility. The facility supports our commercial paper programmes and may be used for general corporate purposes including acquisitions.	Lenders have the right, but not the obligation, to cancel their commitments and have outstanding advances repaid no sooner than 30 days after notification of a change of control. This is in addition to the rights of lenders to cancel their commitment if we commit an event of default; however, it should be noted that a material adverse change clause does not apply.
9 March 2011
US$4.2 billion syndicated revolving credit facility, with US$0.1 billion maturing 9 March 2016 and US$4.1 billion maturing 9 March 2017	No drawings have been made against this facility. The facility supports our commercial paper programmes and may be used for general corporate purposes including acquisitions.	The facility agreements provide for certain structural changes that do no affect the obligations to be specifically excluded from the definition of a change of control.
16 November 2006
€0.4 billion loan facility, maturing 14 February 2014	This facility was drawn down in full on 14 February 2007.	As the syndicated revolving credit facilities with the addition that, should our Turkish operating company spend less than the equivalent of €0.8 billion on capital expenditure, we will be required to repay the drawn amount of the facility that exceeds 18% of the capital expenditure.
28 July 2008
€0.4 billion loan facility, maturing 12 August 2015	This facility was drawn down in full on 12 August 2008.	As the syndicated revolving credit facilities with the addition that, should our Italian operating company spend less than the equivalent of €1.5 billion on capital expenditure, we will be required to repay the drawn amount of the facility that exceeds 18% of the capital expenditure.
15 September 2009
€0.4 billion loan facility, maturing 30 July 2017, for the German virtual digital subscriber line (‘VDSL’) project	This facility was drawn down in full on 30 July 2010.	As the syndicated revolving credit facilities with the addition that, should our German operating company spend less than the equivalent of €0.8 billion on VDSL related capital expenditure, we will be required to repay the drawn amount of the facility that exceeds 50% of the VDSL capital expenditure.
29 September 2009
US$0.7 billion export credit agency loan facility, final maturity date 19 September 2018	This facility is fully drawn down and is amortising.	As the syndicated revolving credit facilities with the addition that the Company was permitted to draw down under the facility based upon the eligible spend with Ericsson up until the final draw down date of 30 June 2011. Quarterly repayments of the drawn balance commenced on 30 June 2012 with a final maturity date of 19 September 2018.
8 December 2011
€0.4 billion loan facility, maturing on the seven year anniversary of the first drawing	This facility is undrawn and has an availability period of 18 months. The facility is available for financing a project to increase the service availability of the UMTS (3G) mobile network in Italy.	As the syndicated revolving credit facilities with the addition that, should our Italian operating company spend less than the equivalent of €1.3 billion on capital expenditure, we will be required to repay the drawn amount of the facility that exceeds 50% of the capital expenditure.
20 December 2011
€0.3 billion loan facility, maturing on the seven year anniversary of the first drawing	This facility was drawn down in full on 18 September 2012.	As the syndicated revolving credit facilities with the addition that, should our Turkish and Romanian operating companies spend less than the equivalent of €1.3 billion on capital expenditure, we will be required to repay the drawn amount of the facility that exceeds 50% of the capital expenditure.
4 March 2013
€0.1 billion loan facility, maturing on the seven year anniversary of the first drawing	This facility is undrawn and has an availability period of nine months. The facility is available for financing a project to upgrade and expand the mobile telecommunications network in Turkey.

158	Vodafone Group Plc Annual Report 2013

Other unaudited financial information (continued)

Liquidity and capital resources (continued)

Furthermore, certain of our subsidiaries are funded by external facilities which are non-recourse to any member of the Group other than the borrower. These facilities may only be used to fund their operations. At 31 March 2013 Vodafone India had facilities of INR 215 billion (£2.6 billion) of which INR 207 billion (£2.5 billion) is drawn. Vodafone Egypt has partly drawn EGP 1.1 billion (£104 million) from a syndicated bank facility of EGP 3.67 billion (£355 million) that matures in March 2014. Vodacom had fully drawn facilities of ZAR 5.2 billion (£370 million), US$60 million (£40 million) and TZS 29 billion (£12 million). Vodafone Americas has a US$1.4 billion (£921 million) US private placement with a maturity of 17 August 2015 as well as a US$850 million (£559 million) US private placement with a maturity of 11 July 2016. Ghana had a facility of US$240 million (£158 million) which was fully drawn.

We believe that we have sufficient funding for our expected working capital requirements for at least the next 12 months. Further details regarding the maturity, currency and interest rates of the Group’s gross borrowings at 31 March 2013 are included in note 24.

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

During the year we received distributions totalling £4.8 billion (2012: £3.8 billion) from VZW, which included a one-off US$3.8 billion (£2.4 billion) (2012: US$4.5 billion, £2.9 billion) income dividend received in December 2012 and tax distributions of £2.4 billion (2012: £965 million) which is included in dividends received from associates and investments in the cash flows reconciliation as shown on page 97. Until April 2005 VZW’s distributions were determined by the terms of the partnership agreement distribution policy and comprised income distributions and tax distributions. Since April 2005 only tax distributions have been issued, with the exception of the one-off income dividends received in January and December 2012. Following the announcement of VZW’s acquisition of Alltel, certain additional tax distributions were agreed in addition to the tax distributions required by the partnership agreement. These additional distributions will continue until December 2014. Current projections forecast that tax distributions will cover the US tax liabilities arising from our partnership interest in VZW.

Under the terms of the partnership agreement the VZW board has no obligation to effect additional distributions above the level of the tax distributions. However, the VZW board has agreed that it will review distributions from VZW on a regular basis. When considering whether distributions will be made each year, the VZW board will take into account its debt position, the relationship between debt levels and maturities, and overall market conditions in the context of the five year business plan.

Verizon Communications Inc. has an indirect 23.1% shareholding in Vodafone Italy and under the shareholders’ agreement the shareholders have agreed to take steps to cause Vodafone Italy to pay dividends at least annually, provided that such dividends will not impair the financial condition or prospects of Vodafone Italy including, without limitation, its credit standing. During the 2013 financial year Vodafone Italy paid dividends net of withholding tax totalling €245 million (2012: €289 million) to Verizon Communications Inc.

Potential cash outflows from option agreements and similar arrangements

In respect of our interest in the VZW partnership, an option granted to Price Communications, Inc. by Verizon Communications Inc. was exercised on 15 August 2006. Under the option agreement Price Communications, Inc. exchanged its preferred limited partnership interest in VZW of the East LP for 29.5 million shares of common stock in Verizon Communications Inc. Verizon Communications Inc. has the right, but not the obligation, to contribute the preferred interest to the VZW partnership diluting our interest. However, we also have the right to contribute further capital to the VZW partnership in order to maintain our percentage partnership interest. Such amount, if contributed, would be US$0.8 billion.

In respect of our interest in Vodafone India Limited (‘VIL’), Piramal Healthcare (‘Piramal’) acquired approximately 11% shareholding in VIL from Essar during the 2012 financial year. The agreements contemplate various exit mechanisms for Piramal including participating in an initial public offering by VIL or, if such initial public offering has not completed by 18 August 2013 or 8 February 2014 respectively or Piramal chooses not to participate in such initial public offering, Piramal selling its shareholding to the Vodafone Group in two tranches of 5.485% for an aggregate price of approximately INR 83 billion (£1.0 billion).

Off-balance sheet arrangements

We do not have any material off-balance sheet arrangements as defined in item 5.E.2. of the SEC’s Form 20-F. Please refer to notes 20 and 21 for a discussion of our commitments and contingent liabilities.

159	Vodafone Group Plc Annual Report 2013

This page is intentionally left blank

160	Vodafone Group Plc Annual Report 2013

This page is intentionally left blank

161	Vodafone Group Plc Annual Report 2013

This page is intentionally left blank

162	Vodafone Group Plc Annual Report 2013

This page is intentionally left blank

163	Vodafone Group Plc Annual Report 2013

This page is intentionally left blank

164	Vodafone Group Plc Annual Report 2013

This page is intentionally left blank

165	Vodafone Group Plc Annual Report 2013

This page is intentionally left blank

166	Vodafone Group Plc Annual Report 2013

Shareholder information

Investor calendar

Ex-dividend date for final dividend	12 June 2013
Record date for final dividend	14 June 2013
Interim management statement 30 June 2013	19 July 2013
Annual general meeting	23 July 2013
Final dividend payment	7 August 2013
Half-year financial results	12 November 2013
Ex-dividend date for interim dividend	20 November 2013[1]
Record date for interim dividend	22 November 2013[1]
Interim dividend payment	5 February 2014[1]

Note:

1	Provisional dates.

Dividends

See page 95 and page 189 for details on dividend amount per share.

Payment of dividends by direct credit

We pay cash dividends directly to shareholders’ bank or building society accounts. This ensures secure delivery and means dividend payments are credited to shareholders’ bank or building society accounts on the same day as payment. A consolidated tax voucher covering both the interim and final dividends paid during the financial year is sent to shareholders at the time of the interim dividend in February.

ADS holders may alternatively have their cash dividends paid by cheque.

Overseas dividend payments

Holders of ordinary shares resident in the eurozone (defined for this purpose as a country that has adopted the euro as its national currency) automatically receive their dividends in euros. The sterling/euro exchange rate is determined by us in accordance with our articles of association up to 13 business days before the payment date.

Holders resident outside the UK and eurozone automatically receive dividends in pounds sterling but may elect to receive dividends in local currency directly into their bank account by registering for our Registrar’s (Computershare) Global Payments Service. Visit investorcentre.co.uk for details and terms and conditions.

Cash dividends to ADS holders will be paid by the ADS depositary in US dollars. The sterling/US dollar exchange rate for this purpose is determined by us up to ten
New York and London business days before the payment date.

See vodafone.com/dividends for further information about dividend payments or, alternatively, please contact our Registrar or the ADS depositary, as applicable. See page 167 for their contact information.

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

Managing your shares via Investor Centre

Computershare operates a portfolio service for investors in ordinary shares, called Investor Centre. This provides our shareholders with online access to information about their investments as well as a facility to help manage their holdings online, such as being able to:

g	update dividend mandate bank instructions and review dividend payment history;

g	update member details and address changes; and

g	register to receive Company communications electronically.

Computershare also offer an internet and telephone share dealing service to existing shareholders.

The service can be obtained at investorcentre.co.uk. Shareholders with any queries regarding their holding should contact Computershare.

See page 167 for their contact details.

Shareholders may also find the investors section of our corporate website, vodafone.com/investor, useful for general queries and information about the Company.

Shareholder communications

A growing number of our shareholders have opted to receive their communications from us electronically using email and web-based communications. The use of electronic communications, rather than printed paper documents, means information about the Company can be received as soon as it is available and has the added benefit of reducing costs and our impact on the environment. Each time we issue a shareholder communication, shareholders registered for electronic communications will be sent an email alert containing a link to the relevant documents.

We encourage all our shareholders to sign up for this service by providing us with an email address. You can register your email address via our registrar at investorcentre.co.uk or contact them via the telephone number provided on page 167. See vodafone.com/investor for further information about this service.

Annual general meeting

Our twenty-ninth AGM will be held at the Grange Tower Bridge Hotel, 45 Prescot Street, London E1 8GP on 23 July 2013 at 11.00 a.m.

The AGM will be transmitted via a live webcast which can be viewed on our website at vodafone.com/agm on the day of the meeting. A recording will be available to view after that date.

167	Vodafone Group Plc Annual Report 2013

ShareGift

We support ShareGift, the charity share donation scheme (registered charity number 1052686). Through ShareGift, shareholders who have only a very small number of shares, which might be considered uneconomic to sell, are able to donate them to charity. Donated shares are aggregated and sold by ShareGift, the proceeds being passed on to a wide range of UK charities.

See sharegift.org or call +44 (0)20 7930 3737 for further details.

Asset Checker Limited

We participate in Asset Checker, the online service which provides a search facility for solicitors and probate professionals to quickly and easily trace UK shareholdings relating to deceased estates. Visit assetchecker.co.uk or call +44 (0)844 844 9967 for further information.

Warning to shareholders (“Boiler room” scams)

Over recent years we have become aware of investors who have received unsolicited calls or correspondence, in some cases purporting to have been issued by us, concerning investment matters. These typically make claims of highly profitable opportunities in UK or US investments which turn out to be worthless or simply do not exist. These approaches are usually made by unauthorised companies and individuals and are commonly known as “boiler room” scams. Investors are advised to be wary of any unsolicited advice or offers to buy shares. If it sounds too good to be true, it often is.

See the FCA website fca.org.uk/consumers/scams for more detailed information about this or similar activity.

Registrar and transfer office
The Registrar	Holders of ordinary shares resident in Ireland:
Computershare Investor Services PLC	Computershare Investor Services (Ireland) Ltd
The Pavilions	PO Box 9742
Bridgwater Road, Bristol BS99 6ZZ, England	Dublin 18, Ireland
Telephone: +44 (0)870 702 0198	Telephone: +353 (0)818 300 999
investorcentre.co.uk/contactus	investorcentre.co.uk/contactus

ADS depositary
BNY Mellon Depositary Receipts
PO Box 43006
Providence, RI 02940-3006, US
Telephone: +1 800 233 5601 (toll free) or, for calls outside the US,
+1 201 680 6837 (not toll free) and enter company number 2160
Email: shrrelations@bnymellon.com

Share price history

On flotation of the Company on 11 October 1988 the ordinary shares were valued at 170 pence each. When the Company was finally demerged on 16 September 1991 the base cost of Racal Electronics Plc shares for UK taxpayers was apportioned between the Company and Racal Electronics Plc for capital gains tax purposes in the ratio of 80.036% and 19.964% respectively. Opening share prices on 16 September 1991 were 332 pence for each Vodafone share and 223 pence for each Racal share.

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

The closing share price at 31 March 2013 was 186.6 pence (31 March 2012: 172.2 pence). The closing share price on 20 May 2013 was 197.6 pence.

The following tables set out, for the periods indicated, (i) the reported high and low middle market quotations of ordinary shares on the London Stock Exchange, and (ii) the reported high and low sales prices of ADSs on the New York Stock Exchange (‘NYSE’)/NASDAQ. The Company transferred its ADS listing from the NYSE to NASDAQ on 29 October 2009.

		London Stock Exchange Pounds per ordinary share		NYSE/NASDAQ Dollars per ADS
Year ended 31 March	High	Low	High	Low
2009	1.70	0.96	32.87	15.30
2010	1.54	1.11	24.04	17.68
2011	1.85	1.27	32.70	18.21
2012	1.84	1.54	29.46	24.31
2013	1.92	1.54	30.07	24.42

		London Stock Exchange Pounds per ordinary share		NYSE/NASDAQ Dollars per ADS
Quarter	High	Low	High	Low
2011/2012
First quarter	1.83	1.58	29.46	25.67
Second quarter	1.75	1.54	28.75	24.31
Third quarter	1.84	1.63	29.28	25.42
Fourth quarter	1.82	1.65	28.37	26.00
2012/2013
First quarter	1.82	1.64	28.39	26.00
Second quarter	1.92	1.73	30.07	27.47
Third quarter	1.82	1.54	29.46	24.95
Fourth quarter	1.90	1.56	28.73	24.42
2013/2014
First quarter[1]	1.99	1.82	30.80	27.81

Note:

1	Covering period up to 20 May 2013.

168	Vodafone Group Plc Annual Report 2013

Shareholder information (continued)

		London Stock Exchange Pounds per ordinary share		NASDAQ Dollars per ADS
Month	High	Low	High	Low
November 2012	1.71	1.55	27.64	24.95
December 2012	1.63	1.54	26.34	24.96
January 2013	1.74	1.56	27.50	25.28
February 2013	1.75	1.60	27.65	24.42
March 2013	1.90	1.65	28.73	25.02
April 2013	1.99	1.82	30.80	27.81
May 2013[1]	1.99	1.91	30.75	29.27

Note:

1	Covering period up to 20 May 2013.

Inflation and foreign currency translation

Inflation

Inflation has not had a significant effect on the Group’s results of operations and financial condition during the three years ended 31 March 2013.

Foreign currency translation

The following table sets out the pound sterling exchange rates of the other principal currencies of the Group, being: “euros”, “€” or “eurocents”, the currency of the European Union (‘EU’) member states which have adopted the euro as their currency, and “US dollars”, “US$”, “cents” or “¢”, the currency of the US.

		31 March	%
Currency (=£1)	2013	2012	Change
Average:
Euro	1.23	1.16	6.0
US dollar	1.58	1.60	(1.3)
At 31 March:
Euro	1.19	1.20	(0.8)
US dollar	1.52	1.60	(5.0)

The following table sets out, for the periods and dates indicated, the period end, average, high and low exchanges rates for pound sterling expressed in US dollars per £1.00.

Year ended 31 March	31 March	Average	High	Low
2009	1.43	1.72	2.00	1.37
2010	1.52	1.60	1.70	1.44
2011	1.61	1.56	1.64	1.43
2012	1.60	1.60	1.67	1.53
2013	1.52	1.58	1.63	1.49

The following table sets out, for the periods indicated, the high and low exchange rates for pounds sterling expressed in US dollars per £1.00.

Month	High	Low
November 2012	1.63	1.49
December 2012	1.63	1.60
January 2013	1.63	1.57
February 2013	1.58	1.51
March 2013	1.52	1.49
April 2013	1.55	1.51

Markets

Ordinary shares of Vodafone Group Plc are traded on the London Stock Exchange and in the form of ADSs on NASDAQ. We had a total market capitalisation of approximately £96.4 billion at 20 May 2013 making us the second largest listing in The Financial Times Stock Exchange 100 index and the 31st largest company in the world based on market capitalisation at that date.

ADSs, each representing ten ordinary shares, are traded on NASDAQ under the symbol “VOD”. The ADSs are evidenced by ADRs issued by BNY Mellon, as depositary, under a deposit agreement, dated as of 12 October 1988, as amended and restated on 26 December 1989, 16 September 1991, 30 June 1999 and 31 July 2006 between the Company, the depositary and the holders from time to time of ADRs issued thereunder.

ADS holders are not members of the Company but may instruct BNY Mellon on the exercise of voting rights relative to the number of ordinary shares represented by their ADSs. See “Articles of association and applicable English law – Rights attaching to the Company’s shares – Voting rights” on page 169.

Shareholders at 31 March 2013

Number of ordinary shares held	Number of accounts	% of total issued shares
1–1,000	415,998	0.21
1,001–5,000	84,668	0.35
5,001–50,000	29,501	0.68
50,001–100,000	1,120	0.15
100,001–500,000	1,011	0.43
More than 500,000	1,442	98.18
	533,740	100.00

Major shareholders

BNY Mellon, as custodian of our ADR programme, held approximately 20.58% of our ordinary shares of 11 3/7 US cents each at 20 May 2013 as nominee. The total number of ADRs outstanding at 20 May 2013 was 1,003,955,979. At this date 1,424 holders of record of ordinary shares had registered addresses in the US and in total held approximately 0.007% of the ordinary shares of the Company.

At 31 March 2013 the following percentage interests in the ordinary share capital of the Company, disclosable under the Disclosure and Transparency Rules, (DTR 5), have been notified to the directors. No changes in the interests disclosed to the Company have been notified between 31 March 2013 and 20 May 2013.

Shareholder	Shareholding
Black Rock, Inc.	6.90%
Legal & General Group Plc	3.99%

The rights attaching to the ordinary shares of the Company held by these shareholders are identical in all respects to the rights attaching to all the ordinary shares of the Company. The directors are not aware, at 20 May 2013, of any other interest of 3% or more in the ordinary share capital of the Company. The Company is not directly or indirectly owned or controlled by any foreign government or any other legal entity.

There are no arrangements known to the Company that could result in a change of control of the Company.

Articles of association and applicable English law

The following description summarises certain provisions of the Company’s articles of association and applicable English law. This summary is qualified in its entirety by reference to the Companies Act 2006 of England and Wales and the Company’s articles of association. See “Documents on display” on page 171 for information on where copies of the articles of association can be obtained.

The Company is a public limited company under the laws of England and Wales. The Company is registered in England and Wales under the name Vodafone Group Public Limited Company with the registration number 1833679.

All of the Company’s ordinary shares are fully paid. Accordingly, no further contribution of capital may be required by the Company from the holders of such shares.

English law specifies that any alteration to the articles of association must be approved by a special resolution of the shareholders.

169	Vodafone Group Plc Annual Report 2013

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

In addition, as required by The Directors’ Remuneration Report Regulations, the Board has, since 2003, prepared a report to shareholders on the directors’ remuneration which complies with the regulations (see pages 67 to 82). The report is also subject to a shareholder vote.

Rights attaching to the Company’s shares

At 31 March 2013 the issued share capital of the Company was comprised of 50,000 7% cumulative fixed rate shares of £1.00 each and 48,918,618,465 ordinary shares (excluding treasury shares) of 11 3/7 US cents each.

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

170	Vodafone Group Plc Annual Report 2013

Shareholder information (continued)

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

Pre-emptive rights and new issues of shares

Under section 549 of the Companies Act 2006 directors are, with certain exceptions, unable to allot the Company’s ordinary shares or securities convertible into the Company’s ordinary shares without the authority of the shareholders in a general meeting. In addition, section 561 of the Companies Act 2006 imposes further restrictions on the issue of equity securities (as defined in the Companies Act 2006 which include the Company’s ordinary shares and securities convertible into ordinary shares) which are, or are to be, paid up wholly in cash and not first offered to existing shareholders. The Company’s articles of association allow shareholders to authorise directors for a period specified in the relevant resolution to allot (i) relevant securities generally up to an amount fixed by the shareholders and (ii) equity securities for cash other than in connection with a pre-emptive offer up to an amount specified by the shareholders and free of the pre-emption restriction in section 561. At the AGM in 2012 the amount of relevant securities fixed by shareholders under (i) above and the amount of equity securities specified by shareholders under (ii) above were both in line with corporate governance guidelines. The directors consider it desirable to have the maximum flexibility permitted by corporate governance guidelines to respond to market developments and to enable allotments to take place to finance business opportunities as they arise. In order to retain such maximum flexibility, the directors propose to renew the authorities granted by shareholders in 2012 at this year’s AGM. Further details of such proposals are provided in the 2013 notice of AGM.

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

An annual general meeting needs to be called by not less than 21 days notice in writing. Subject to obtaining shareholder approval on an annual basis, the Company may call other general meetings on 14 days notice. The directors may determine that persons entitled to receive notices of meetings are those persons entered on the register at the close of business on a day determined by the directors but not later than 21 days before the date the relevant notice is sent. The notice may also specify the record date, the time of which shall be determined in accordance with the articles of association and the Companies Act 2006.

Shareholders must provide the Company with an address or (so far as the Companies Act 2006 allows) an electronic address or fax number in the UK in order to be entitled to receive notices of shareholders’ meetings and other notices and documents. In certain circumstances the Company may give notices to shareholders by publication on the Company’s website and advertisement in newspapers in the UK. Holders of the Company’s ADSs are entitled to receive notices under the terms of the deposit agreement relating to the ADSs.

Under section 336 of the Companies Act 2006 the annual general meeting of shareholders must be held each calendar year and within six months of the Company’s year end.

171	Vodafone Group Plc Annual Report 2013

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

Documents on display

The Company is subject to the information requirements of the Exchange Act applicable to foreign private issuers. In accordance with these requirements the Company files its annual report on Form 20-F and other related documents with the SEC. These documents may be inspected at the SEC’s public reference rooms located at 100 F Street, NE Washington, DC 20549. Information on the operation of the public reference room can be obtained in the US by calling the SEC on +1-800-SEC-0330. In addition, some of the Company’s SEC filings, including all those filed on or after 4 November 2002, are available on the SEC’s website (sec.gov). Shareholders can also obtain copies of the Company’s articles of association from our website at vodafone.com/governance or from the Company’s registered office.

Material contracts

At the date of this annual report the Group is not party to any contracts that are considered material to the Group’s results or operations except for its US$4.2 billion and €4.2 billion credit facilities which are discussed in “Liquidity and capital resources” on page 157.

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

This section describes, primarily for a US holder (as defined below), in general terms, the principal US federal income tax and UK tax consequences of owning or disposing of shares or ADSs in the Company held as capital assets (for US and UK tax purposes). This section does not, however, cover the tax consequences for members of certain classes of holders subject to special rules including, for example, US expatriates and former long-term residents of the US and officers of the Company, employees and holders that, directly or indirectly, hold 10% or more of the Company’s voting stock. A US holder is a beneficial owner of shares or ADSs that is for US federal income tax purposes:

g	a citizen or resident of the US;

g	a US domestic corporation;

g	an estate, the income of which is subject to US federal income tax regardless of its source; or

g	a trust, if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for US federal income tax purposes.

If an entity treated as a partnership for US federal income tax purposes holds the shares or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in an entity treated as a partnership for US federal income tax purposes holding the shares or ADSs should consult its tax advisor with regard to the US federal income tax treatment of an investment in the shares or ADSs.

This section is based on the US Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and on the tax laws of the UK and the Double Taxation Convention between the US and the UK (the ‘treaty’), all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

This section is further based in part upon the representations of the depositary and assumes that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

For purposes of the treaty and the US-UK double taxation convention relating to estate and gift taxes (the ‘Estate Tax Convention’), and for US federal income tax and UK tax purposes, this section is based on the assumption that a holder of ADRs evidencing ADSs will be treated as the owner of the shares in the Company represented by those ADSs. Investors should note that a ruling by the first-tier tax tribunal in the UK has cast doubt on this view, but HMRC have stated that they will continue to apply their longstanding practice of regarding the holder of such ADRs as holding the beneficial interest in the underlying shares. Investors should note, however, that this is an area of some uncertainty that may be subject to further developments in the future. Generally exchanges of shares for ADRs and ADRs for shares will not be subject to US federal income tax or to UK tax other than stamp duty or stamp duty reserve tax (see the section on these taxes on page 173).

172	Vodafone Group Plc Annual Report 2013

Shareholder information (continued)

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

A shareholder in the Company who is an individual resident for UK tax purposes in the UK is entitled, in calculating their liability to UK income tax, to a tax credit on cash dividends we pay on our shares or ADSs and the tax credit is equal to one-ninth of the cash dividend.

US federal income taxation

Subject to the PFIC rules described below, a US holder is subject to US federal income taxation on the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends paid to a non-corporate US holder that constitute qualified dividend income will be taxable to the holder at the special reduced rate normally applicable to long-term capital gains provided that the ordinary shares or ADSs are held for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by us with respect to the shares or ADSs will generally be qualified dividend income. A US holder is not subject to a UK withholding tax. The US holder includes in gross income for US federal income tax purposes only the amount of the dividend actually received from us and the receipt of a dividend does not entitle the US holder to a foreign tax credit.

Dividends must be included in income when the US holder, in the case of shares, or the depositary, in the case of ADSs, actually or constructively receives the dividend and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Dividends will be income from sources outside the US. For the purpose of the foreign tax credit limitation, foreign source income is classified in one or two baskets and the credit for foreign taxes on income in any basket is limited to US federal income tax allocable to that income. Generally the dividends we pay will constitute foreign source income in the passive income basket.

In the case of shares, the amount of the dividend distribution to be included in income will be the US dollar value of the pound sterling payments made determined at the spot pound sterling/ US dollar rate on the date of the dividend distribution regardless of whether the payment is in fact converted into US dollars. Generally any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is to be included in income to the date the payment is converted into US dollars will be treated as ordinary income or loss. Generally the gain or loss will be income or loss from sources within the US for foreign tax credit limitation purposes.

Taxation of capital gains

UK taxation

A US holder may be liable for both UK and US tax in respect of a gain on the disposal of our shares or ADSs if the US holder is:

g	a citizen of the US resident for UK tax purposes in the UK;

g	a citizen of the US who has been resident for UK tax purposes in the UK, ceased to be so resident for a period of five years or less and who disposed of the shares or ADSs during that period (a ‘temporary non-resident’), unless the shares or ADSs were also acquired during that period, such liability arising on that individual’s return to the UK;

g	a US domestic corporation resident in the UK by reason of being centrally managed and controlled in the UK; or

g	a citizen of the US or a US domestic corporation that carries on a trade, profession or vocation in the UK through a branch or agency or, in the case of US domestic companies, through a permanent establishment and that has used the shares or ADSs for the purposes of such trade, profession or vocation or has used, held or acquired the shares or ADSs for the purposes of such branch or agency or permanent establishment.

Under the treaty capital gains on dispositions of the shares or ADSs are generally subject to tax only in the country of residence of the relevant holder as determined under both the laws of the UK and the US and as required by the terms of the treaty. However, individuals who are residents of either the UK or the US and who have been residents of the other jurisdiction (the US or the UK, as the case may be) at any time during the six years immediately preceding the relevant disposal of shares or ADSs may be subject to tax with respect to capital gains arising from the dispositions of the shares or ADSs not only in the country of which the holder is resident at the time of the disposition but also in that other country (although, in respect of UK taxation, generally only to the extent that such an individual comprises a temporary non-resident).

US federal income taxation

Subject to the passive foreign investment company (‘PFIC’) rules described below, a US holder that sells or otherwise disposes of our shares or ADSs will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realised and the holder’s tax basis, determined in US dollars, in the shares or ADSs. Generally a capital gain of a non-corporate US holder is taxed at a maximum rate of 15% provided the holder has a holding period of more than one year and does not have taxable income in excess of certain thresholds. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes. The deductibility of losses is subject to limitations.

173	Vodafone Group Plc Annual Report 2013

Additional tax considerations

UK inheritance tax

An individual who is domiciled in the US (for the purposes of the Estate Tax Convention) and is not a UK national will not be subject to UK inheritance tax in respect of our shares or ADSs on the individual’s death or on a transfer of the shares or ADSs during the individual’s lifetime, provided that any applicable US federal gift or estate tax is paid, unless the shares or ADSs are part of the business property of a UK permanent establishment or pertain to a UK fixed base used for the performance of independent personal services. Where the shares or ADSs have been placed in trust by a settlor they may be subject to UK inheritance tax unless, when the trust was created, the settlor was domiciled in the US and was not a UK national. Where the shares or ADSs are subject to both UK inheritance tax and to US federal gift or estate tax, the estate tax convention generally provides a credit against US federal tax liabilities for UK inheritance tax paid.

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

A ruling by the European Court of Justice has determined that the 1.5% SDRT charges on issue of shares to a clearance service is contrary to EU law. As a result of that ruling, HMRC indicated that where new shares are first issued to a clearance service or to a depositary within the EU, the 1.5% SDRT charge will not be levied. Subsequently, a decision by the first-tier tax tribunal in the UK extended this ruling to the issue of shares (or, where it is integral to the raising of new capital, the transfer of shares) to depositary receipts systems wherever located. HMRC have stated that they will not seek to appeal this decision and, as such, will no longer seek to impose 1.5% SDRT on the issue of shares (or, where it is integral to the raising of new capital, the transfer of shares) to a clearance service or to a depositary, wherever located. Investors should, however, be aware that this area may be subject to further developments in the future.

No stamp duty will be payable on any transfer of our ADSs provided that the ADSs and any separate instrument of transfer are executed and retained at all times outside the UK. A transfer of our shares in registered form will attract ad valorem stamp duty generally at the rate of 0.5% of the purchase price of the shares. There is no charge to ad valorem stamp duty on gifts.

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

PFIC rules

We do not believe that our shares or ADSs will be treated as stock of a PFIC for US federal income tax purposes. This conclusion is a factual determination that is made annually and thus is subject to change. If we are treated as a PFIC, any gain realised on the sale or other disposition of the shares or ADSs would in general not be treated as capital gain unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs. Otherwise a US holder would be treated as if he or she has realised such gain and certain “excess distributions” rateably over the holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated. An interest charge in respect of the tax attributable to each such year would also apply. Dividends received from us would not be eligible for the preferential tax rate applicable to qualified dividend income for certain non-corporate holders.

Backup withholding and information reporting

Payments of dividends and other proceeds to a US holder with respect to shares or ADSs, by a US paying agent or other US intermediary will be reported to the Internal Revenue Service (‘IRS’) and to the US holder as may be required under applicable regulations. Backup withholding may apply to these payments if the US holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US holders are not subject to backup withholding. US holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

Foreign financial asset reporting

Legislation enacted in 2010 imposes new reporting requirements on US holders with respect to the holding of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds US$50,000. The shares and ADSs are expected to constitute foreign financial assets subject to these requirements unless the shares and ADSs are held in an account at a financial institution (in which case, the account may be reportable if maintained by a foreign financial institution). US holders should consult their tax advisors regarding the application of this legislation.

174	Vodafone Group Plc Annual Report 2013

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

Other transactions that have occurred since 31 March 2010 are as follows:

10 September 2010 – China Mobile Limited: We sold our entire 3.2% interest in China Mobile Limited for cash consideration of £4.3 billion.

30/31 March 2011 – India: The Essar Group exercised its underwritten put option over 22.0% of VIL, following which we exercised our call option over the remaining 11.0% of VIL owned by the Essar Group. The total consideration due under these two options was US$5 billion (£3.1 billion).

16 June 2011 – SFR: We sold our entire 44% interest in SFR to Vivendi for a cash consideration of €7.75 billion (£6.8 billion) and received a final dividend from SFR of €200 million (£176 million).

1 June/1 July 2011 – India: We acquired an additional 22% stake in VIL from the Essar Group for a cash consideration of US$4.2 billion (£2.6 billion) including withholding tax.

18 August 2011/8 February 2012 – Vodafone assigned its rights to purchase 11% of VIL to Piramal Healthcare Limited (‘Piramal’). On 18 August 2011 Piramal purchased 5.5% of VIL from the Essar Group for a cash consideration of INR 28.6 billion (£368 million).On 8 February 2012, they purchased a further 5.5% of VIL from the Essar Group for a cash consideration of approximately INR 30.1 billion (£399 million) taking Piramal’s total shareholding in VIL to approximately 11%.

9 November 2011 – Poland: We sold our entire 24.4% interest in Polkomtel in Poland for cash consideration of approximately €920 million (£784 million) before tax and transaction costs.

27 July 2012 – UK: We acquired the entire share capital of Cable & Wireless Worldwide plc for a cash consideration of approximately £1,050 million.

31 October 2012 – New Zealand: Vodafone New Zealand acquired TelstraClear Limited, for a cash consideration of NZ$840 million (£440 million).

175	Vodafone Group Plc Annual Report 2013

Regulation

Our operating companies are generally subject to regulation governing the operation of their business activities. Such regulation typically takes the form of industry specific law and regulation covering telecommunications services and general competition (antitrust) law applicable to all activities.

The following section describes the regulatory frameworks and the key regulatory developments at the global and regional level and in selected countries in which we have significant interests during the 12 months ended 31 March 2013. Many of the regulatory developments reported in the following section involve ongoing proceedings or consideration of potential proceedings that have not reached a conclusion. Accordingly, we are unable to attach a specific level of financial risk to our performance from such matters.

European Union (‘EU’)

The European Commission (the ‘Commission’) is reviewing the future scope and nature of universal service provision in the EU. Current obligations generally involve the provision of a fixed connection allowing access to voice and simple data services. Vodafone operating companies contribute to funds to support universal service provisions in some markets.

Roaming

The current roaming regulation (the ‘roaming regulation’) came into force in July 2012 and requires mobile operators to supply voice, text and data roaming services under retail price caps. Wholesale price caps also apply to voice, text and data roaming services.

The roaming regulation also requires a number of additional measures which are intended to increase competition in the retail market for roaming (and thereby facilitate the withdrawal of price caps). These include a requirement that users be able, from July 2014, to purchase roaming services from a provider other than their current domestic provider and to retain the same phone number when roaming.

Call termination

National regulators are required to take utmost account of the Commission’s existing recommendation on the regulation of fixed and mobile termination rates. This recommendation requires mobile termination rates (‘MTRs’) to be set using a long run incremental cost methodology.

At March 2013 the MTRs effective for our subsidiaries within the EU, which differs from those in our Northern and Central Europe, and Southern Europe regions, ranged from 3.07 eurocents per minute (2.59 pence) to 1.27 eurocents per minute (1.07 pence), at the relevant March 2013 foreign exchange rates.

Fixed network regulation

In July 2012 the Commission announced proposals to adjust its approach to fixed network regulation and issued a draft recommendation in December 2012. The Commission expects prices for unbundled copper loops to converge towards the current European average of around €9 per month and will allow fibre wholesale prices to be unregulated provided certain conditions are met. These conditions include equivalent or non-discriminatory treatment of competitors, the effective application of margin squeeze tests and competitive constraints upon retail fibre prices from copper services or other competitors. The Body of European Communication Regulators (‘BEREC’) has suggested amendments to the Commission’s draft recommendation and final adoption is expected in summer 2013.

Spectrum

In February 2012 the Commission adopted its radio spectrum policy programme (‘RSPP’), following agreement with the European Parliament and Council. In September 2012 the Commission published proposals to promote the increased availability and use of “shared” spectrum, subject to certain safeguards for existing licensees.

Net neutrality

In November 2012 BEREC published guidelines on net neutrality, which focused on the need for transparency and quality of service. This follows a BEREC survey, published in May 2012, which found that voice over internet protocol (‘VOIP’) blocking was not widespread but was practised by some mobile operators in some circumstances. The Commission is expected to issue further guidance in the 2013 calendar year. Vodafone employs VOIP blocking in some circumstances.

Northern and Central Europe region

Germany

Our current MTR was reduced in December 2012 to 1.85 eurocents (1.56 pence) per minute, effective until November 2013. From December 2013 until November 2014 the rate will be 1.79 eurocents (1.51 pence) per minute. The decision of the national regulator is preliminary. It was notified to the European Commission who has launched an investigation under the Article 7 procedures. The national regulator will have to consider its decision in light of comments received from the Commission and BEREC.

United Kingdom

Our regulated MTR as at March 2013 was 1.50 pence per minute. This reduced to 0.85 pence (plus inflation adjustment) in April 2013. The national regulator set a glidepath with annual inflation adjustments. The rate from 1 April 2014 will be 0.67 pence per minute (plus inflation adjustment).

The national regulator agreed to a request from Everything Everywhere that it be allowed to use its existing 1800 MHz spectrum for long-term evolution (‘LTE’) services, which were launched at the end of October 2012.

In February 2013 we acquired 2x10 MHz of 800 MHz spectrum, 2x20 MHz of 2.6 GHz spectrum and 25 MHz of 2.6 GHz unpaired spectrum for a cost of £803 million. The licences are valid until 2033.

176	Vodafone Group Plc Annual Report 2013

Regulation (continued)

Other Northern and Central Europe

Czech Republic

The auction of 800 MHz, 1800 MHz and 2.6 GHz spectrum which started in November 2012 was cancelled by the Czech regulator in March 2013. A consultation on the rules and timing of a new auction is currently underway.

Our regulated MTR as at March 2013 was CZK 0.55 (1.80 pence). The national regulator has set a glide path that will see a reduction to CZK 0.27 (0.88 pence) from July 2013. This decision has been appealed.

At the end of 2012 the national regulator issued a draft analysis of market for access and call origination in mobile networks finding collective dominance of all three mobile operators. We have commented, pointing out serious flaws in the analysis.

Hungary

We acquired an additional 2x2 MHz of 900 MHz for HUF 15.7 billion (£44 million) spectrum through an auction in January 2012. We and other operators challenged the award of spectrum to a new entrant. In September 2012 the court decided to repeal the result of the whole auction. This is likely to prevent the new entrant from launching services, but may also result in all bidders having to return the spectrum they acquired in the auction.

In October 2010 the Hungarian Parliament adopted a law which imposes a significant additional tax burden on the telecommunications, retail and energy sectors. The so-called “crisis tax law” came into force in December 2010 and was in force until January 2013.

In July 2012 the Hungarian government introduced a new tax on telecommunications in order to replace the “crisis tax”. The new tax levies HUF2 for all voice minutes and SMS (with an upper cap on every subscription). Unlike the crisis tax, the telecommunications tax is not intended to be temporary and has been in force since July 2012. The upper cap was raised in January 2013. We paid HUF 7.2 billion (£20 million) for the crisis tax and HUF 5.4 billion (£15 million) for the telecommunications tax for the 2013 financial year.

The Commission has sent a formal letter to Hungary stating that it believes the tax on calls and SMS services introduced in 2012 conflicts with EU telecoms rules.

Ireland

In November 2012 we acquired 2x10 MHz of 800 MHz spectrum, 2x10 MHz of 900 MHz spectrum and 2x25 MHz of 1800 MHz spectrum for a cost of €161 million (£130 million). The licences are valid until 2030. With respect to the 1800 MHz spectrum, Vodafone obtained 2x15 MHz of spectrum in the auction for the period to July 2015 and the full 2x25 MHz of spectrum after that date until July 2030.

Our regulated MTR as at March 2013 was 2.6 eurocents (2.19 pence). The national regulator has set a rate of 1.04 eurocents (0.88 pence) from July 2013. This decision has been appealed.

Netherlands

In December 2012 we acquired 2x10 MHz of 800 MHz spectrum, 2x10 MHz of 900 MHz spectrum, 2x20 MHz of 1800 MHz spectrum and 2x5 MHz of 2.1 GHz spectrum for a cost of €1.4 billion (£1.1 billion). The licences are valid until 2030, except the 2.1 GHz spectrum which is aligned with the rest of our 2.1 GHz spectrum and expires in 2016.

Our regulated MTR as at March 2013 was 2.4 eurocents (2.02 pence). This rate was set by the court who overturned the decision of the national regulator. The national regulator is currently updating its market analysis and is required to set a new rate from when the current regulatory period expires. The national regulator has launched a consultation in which it proposes a rate of 1.02 eurocents (0.86 pence).

In May 2012 the Dutch Parliament adopted amendments to the Telecommunications Act which are intended to limit the circumstances in which operators are able to engage in network management and to prevent operators from varying the charges to end users by reference to the type of internet service or application they wish to use. The cumulative effect of these measures is to prevent operators from blocking or otherwise charging specifically for voice over internet protocol (‘VOIP’) and other internet services. These measures are applied from January 2013 for new contracts and will apply a year later for existing contracts.

Vodafone Netherlands, along with other mobile operators in the Netherlands, has been the subject of an investigation by the Dutch Competition Authority following a dawn raid in December 2011. The focus of the Authority’s interest is still unclear and there has been no statement of objections issued. Vodafone is cooperating with the Competition Authority.

Romania

In September 2012 we acquired 2x10 MHz of 800 MHz spectrum, 2x10 MHz of 900 MHz spectrum, 2x30 MHz of 1800 MHz spectrum and 15 MHz of unpaired 2.6 GHz spectrum for a cost of €228.5 million (£192.8 million). The licences are valid until 2029.

Our regulated MTR in March 2013 was 3.07 eurocents (2.59 pence). This rate will be in place until the national regulator completes its review of the mobile termination market.

Turkey

The regulatory authority is in the process of gathering data from the industry to examine whether MTRs should be reduced. MTRs are expected to be revised by the regulatory authority from July 2013. The current rate has been stable for three years at 0.032 lira per minute (1.16 pence per minute).

The Ministry of Transport, Maritime and Communications is planning to release previously unallocated 900 MHz spectrum and allow 3G services in the band. We are expecting further details from the regulator soon.

Southern Europe region

Italy

Our regulated MTR in March 2013 was 1.5 eurocents (1.27 pence). The national regulator has set a rate of 0.98 eurocents (0.83 pence) from July 2013. This decision has been appealed.

Vodafone Italy, along with other mobile operators in Italy, has been the subject of an investigation by the Italian Antitrust Authority following a dawn raid in November 2012. This followed a complaint from an MVNO that it had been excluded from the market. The investigation is still at an early stage and Vodafone is cooperating with the Antitrust Authority.

Spain

Our regulated MTR in March 2013 was 2.76 eurocents (2.33 pence). The national regulator has set a rate of 1.09 eurocents (0.92 pence) from July 2013.

In July 2012 the European Court of Justice found that charges levied on mobile telecoms operators by Spanish local authorities were unlawful. In December 2012 Vodafone stopped providing audiovisual and publicity services to avoid payment of the so-called TV tax (0.9% of telecommunication revenue).

177	Vodafone Group Plc Annual Report 2013

Telefónica, Orange and Vodafone Spain were fined €46.5 million, €30.0 million and €43.5 million respectively by the National Competition Authority for abuse of dominant position by imposing excessive pricing of SMS and MMS wholesale termination services and wholesale SMS/MMS access services to MVNOs. All three operators appealed the decision which was awarded in December 2012. Vodafone filed its appeal in February 2013 asking for the suspension of the payment of the fine until the National Court adopts a final judgement. The suspension was granted in March 2013.

In January 2013 Vodafone Spain received the national competition authorities statement of objections (‘SO’) following a price squeeze complaint from an MVNO. The SO alleges that Vodafone (and also Telefónica and Orange) have infringed national and EC competition law as they have abused their dominant position by applying a price squeeze strategy between the retail prices offered in the market to customers and the corresponding wholesale prices applied to MVNOs. Vodafone submitted its response in February 2013.

Other Southern Europe

Albania

The law on electronic communications was amended in December 2012 to achieve approximation with EU telecoms package of 2009. The government has said it intends to auction the 800 MHz band for mobile services in 2015.

A 3G licence (at 2.1 GHz) was awarded in October 2012 to Eagle Mobile.

Following a preliminary investigation into the retail telephony market, the Albanian competition authority has initiated an in-depth investigation into potential abuse of dominance by Vodafone Albania for the period from January 2011 to December 2012.

Greece

Our regulated MTR as at March 2013 was 1.27 eurocents (1.07 pence). The national regulator has set a long-term glide path which will see the rate reduce to 1.17 eurocents (0.99) pence) plus inflation from January 2014 and 1.10 eurocent (0.93) pence) plus inflation from January 2015.

The government has sent a letter to the Commission asking for the assignment of 800 MHz to mobile operators to be delayed until June 2014. The Commission’s answer is still pending.

Portugal

The national regulator reduced MTRs to 1.27 eurocents (1.07 pence) effective from December 2012. This rate will apply until the next round of market analyses.

Africa, Middle East and Asia Pacific region

India

For information on litigation in India, please see page 123.

In May 2012 the government published a new national telecom policy, which includes new unified licences, broadband deployment objectives, the implementation of national mobile number portability and free pan-India roaming. The Department of Telecommunications and the national regulator will commence the process to consult on the decisions and regulations to implement this policy.

A spectrum auction was held in November 2012 to sell the 1800 MHz spectrum released as a result of the cancellation of 122 2G licenses by the Supreme Court of India. Vodafone India acquired 2x1.25 MHz or 2x2.5 MHz of spectrum in 14 service areas for a total of INR 11.28 billion (£138 million). Spectrum remained unsold in many areas.

The current MTR is maintained at INR 0.2 (0.002 pence).

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

MTRs from March 2013 are ZAR 0.40 (0.03 pence). The NRA is currently considering the appropriate regime to put in place from March 2014.

The ICT sector charter for the implementation and measurement of Broad-Based Black Economic Empowerment (‘BBBEE’) came into force in June 2012. The government is in the process of consultation on various other elements of the BBBEE regulatory regime including revisions to the Department: Trade and Industry Codes and amendment of the BBBEE Act.

Other Africa, Middle East and Asia Pacific

Australia

The MTR was reduced to AUS$0.048 (3.29 pence) in January 2013, and is due to reduce to AUS$0.036 (2.47 pence) in January 2014.

An auction for 700 MHz and 2.6 GHz spectrum started in April 2013.

New Zealand

The MTR reduced from NZ$0.0397 (2.19 pence) to NZ$0.0372 (2.05 pence) in April 2013.

The government is now preparing to auction 700 MHz spectrum in the second half of the 2013 calendar year.

Australia/New Zealand

The Australian and New Zealand governments published the final report of their inquiry into “Trans-Tasman” roaming in February 2013. The report recommended that the national regulators in both countries be given additional powers to collect price information and potentially to impose additional regulation.

Egypt

The national regulator set MTRs at 65% of each operator’s average on-net retail revenue per minute in September 2008 and issued a similar decree in 2010. Mobinil obtained interim relief against this regulation and a final order is awaited. Vodafone Egypt has filed a similar case in the Administrative Court challenging the regulator’s decisions regarding the applicable MTRs as well as the calculation formula. In December 2011 the Commissioner’s Committee of the Administrative Court issued a non-binding opinion recommending the annulment of the regulator’s decision. A final decision has not yet been made. A series of arbitrations concerning interconnection payments have been launched by Mobinil and Telecom Egypt, leading to a claim by Telecom Egypt against Vodafone Egypt relating to historic termination charges.

Egyptian MTRs are currently EGP 0.11 (1.06 pence) (Etisalat), EGP 0.10 (0.97 pence) (Vodafone) and EGP 0.085 (0.82 pence) (Mobinil).

178	Vodafone Group Plc Annual Report 2013

Regulation (continued)

Licences

The table below summarises the most significant mobile licences held by our operating subsidiaries and our joint venture in Italy at 31 March 2013. We present the licences by frequency band since in many markets, including the majority of Northern and Central Europe, and Southern Europe, they can be used for a variety of technologies including 2G, 3G and LTE. Since 2011 we have successfully renewed licences close to expiry in Australia, Malta and Greece on reasonable terms, and have secured short-term extensions prior to auctions in Romania and the Netherlands. In all cases where some of our existing spectrum has been re-auctioned (Greece, Romania, Ireland and the Netherlands) we have acquired new licences through the auction.

Mobile licences

Country by region	800 MHz expiry date	900 MHz expiry date		1800 MHz expiry date		2.1 GHz expiry date		2.6 GHz expiry date
Northern and Central Europe
Germany	December 2025	December 2016		December 2016		December 2020	[1]	December 2025
UK	March 2033	See note	[2]	See note	[2]	December 2021		March 2033
Czech Republic	n/a	January 2021		January 2021		February 2025		n/a
Hungary	n/a	July 2014	[3]	July 2014	[3]	December 2019	[3]	n/a
Ireland	July 2030	July 2030		July 2030		October 2022		n/a
Netherlands	December 2029	February 2030		February 2030		December 2016		May 2030
Romania	April 2029	April 2029		April 2029		March 2020		April 2029
Turkey	n/a	April 2023		–		April 2029		n/a
Southern Europe
Italy	December 2029	February 2015		February 2015	[4]	December 2021		December 2029
Spain	December 2030	February 2020		December 2030		April 2020		December 2030
Albania	n/a	June 2016		June 2016		December 2025		n/a
Greece	n/a	September 2027	[5]	December 2026	[5]	August 2021		n/a
Malta	n/a	August 2026		August 2026		August 2020		n/a
Portugal	March 2027	October 2021	[6]	October 2021	[6]	January 2016		March 2027
Africa, Middle East and Asia Pacific
India[7]	n/a	November 2014 – December 2026		November 2014 – December 2026		September 2030		n/a
Vodacom: South Africa	n/a	See note	[8]	See note	[8]	See note	[8]	n/a
Egypt	n/a	January 2022		January 2022		January 2022		n/a
Ghana	n/a	December 2019		December 2019		December 2023	[9]	n/a
New Zealand	n/a	November 2031		March 2021		March 2021		December 2028
Qatar	n/a	June 2028		June 2028		June 2028		n/a

Notes:

1	2x5 MHz (out of 2x15 MHz) of 2.1 GHz spectrum will expire in December 2025.
2	Indefinite licence with a five year notice of revocation.
3	Options to extend these licences.
4	2x5 MHz of 1800 MHz spectrum will expire in 2029.
5	2x15 MHz of the 1800 MHz spectrum will expire in August 2016.
6	2x3 MHz of 900 MHz must be released by December 2015 and 2x14 MHz of 1800 MHz spectrum does not expire until March 2027.
7	India is comprised of 22 separate service area licences with a variety of expiry dates.
8	Vodacom’s South African spectrum licences are renewed annually. As part of the migration to a new licensing regime the national regulator has issued Vodacom a service licence and a network licence which will permit Vodacom to offer mobile and fixed services. The service and network licences have a 20 year duration and will expire in 2028. Vodacom also holds licences to provide 2G and/or 3G services in the Democratic Republic of Congo, Lesotho, Mozambique and Tanzania.
9	The national regulator has issued provisional licences with the intention of converting these to full licences once the national regulator board has been reconvened.

179	Vodafone Group Plc Annual Report 2013

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

A reconciliation of adjusted EBITDA to the closest equivalent GAAP measure, operating profit, is provided in note A2 to the consolidated financial statements on page 138.

Group adjusted operating profit and adjusted earnings per share

Group adjusted operating profit excludes non-operating income of associates, impairment losses and other income and expense. Adjusted earnings per share also excludes certain foreign exchange rate differences, together with related tax effects. We believe that it is both useful and necessary to report these measures for the following reasons:

g	these measures are used for internal performance reporting;

g	these measures are used in setting director and management remuneration; and

g	they are useful in connection with discussion with the investment analyst community and debt rating agencies.

Reconciliations of adjusted operating profit and adjusted earnings per share to the respective closest equivalent GAAP measures, operating profit and basic earnings per share, are provided on pages 40 and in “Commentary on the consolidated income statement and statement of comprehensive income” on page 91, respectively.

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

A reconciliation of cash generated by operations, the closest equivalent GAAP measure, to operating free cash flow and free cash flow, is provided in the “Commentary on the consolidated statement of cash flows” on page 97.

Other

Certain of the statements within the section titled “Chief Executive’s review” on pages 14 to 17 contain forward-looking non-GAAP financial information for which at this time there is no comparable GAAP measure and which at this time cannot be quantitatively reconciled to comparable GAAP financial information.

Certain of the statements within the section titled “Guidance” on page 45 contain forward-looking non-GAAP financial information which at this time cannot be quantitatively reconciled to comparable GAAP financial information.

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

g	it provides additional information on underlying growth of the business without the effect of certain factors unrelated to the operating performance of the business;

g	it is used for internal performance analysis; and

g	it facilitates comparability of underlying growth with other companies, although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies.

180	Vodafone Group Plc Annual Report 2013

Non-GAAP information (continued)

Reconciliation of organic growth to reported growth is shown where used, or in the table below:

	Organic change %	Other activity pps [1]	Foreign exchange pps	Reported change %
31 March 2013
Group
Service revenue	(1.9)	3.0	(5.6)	(4.5)
Revenue	(1.4)	2.8	(5.6)	(4.2)
Data revenue	13.8	(0.4)	(5.9)	7.5
Enterprise data revenue	10.0	0.5	(4.9)	5.6
Vodafone Global Enterprise revenue	5	–	(4)	1
Emerging markets service revenue	8.4	(0.3)	(9.2)	(1.1)
Adjusted EBITDA	(3.1)	0.7	(5.9)	(8.3)
Adjusted EBITDA margin	(0.5)	(0.6)	(0.2)	(1.3)
Adjusted EBITDA margin excluding restructuring costs	(0.1)	(0.6)	(0.2)	(0.9)
Operating profit from controlled and jointly controlled operations	(7.0)	(3.9)	(5.6)	(16.5)
Adjusted operating profit	9.3	(2.3)	(3.3)	3.7
Northern and Central Europe
Service revenue excluding the impact of MTRs	1.6	7.1	(4.1)	4.6
Data revenue	14.4	–	(4.3)	10.1
Enterprise revenue	0.8	–	(3.9)	(3.1)
Germany – mobile service revenue	1.3	(0.1)	(5.6)	(4.4)
Germany – data revenue	13.6	–	(6.0)	7.6
Germany – enterprise revenue	3.0	–	(5.6)	(2.6)
UK – data revenue	4.2	–	–	4.2
Netherlands – service revenue	(2.7)	(0.2)	(5.4)	(8.3)
Turkey – service revenue	17.3	(1.8)	(3.1)	12.4
Percentage point reduction in adjusted EBITDA margin	(0.7)	(1.1)	(0.1)	(1.9)
Germany – percentage point reduction in adjusted EBITDA margin	(1.3)	0.1	–	(1.2)
UK – percentage point reduction in adjusted EBITDA margin	(0.5)	–	–	(0.5)
Other Northern and Central Europe – percentage point reduction in adjusted EBITDA margin	(0.3)	(2.7)	(0.1)	(3.1)
Southern Europe
Service revenue excluding the impact of MTRs	(8.4)	(0.1)	(5.0)	(13.5)
Data revenue	9.7	–	(5.8)	3.9
Italy – data revenue	4.4	–	(5.7)	(1.3)
Italy – fixed line revenue	(6.8)	–	(5.1)	(11.9)
Spain – data revenue	16.5	–	(6.1)	10.4
Spain – fixed line revenue	(2.9)	–	(5.0)	(7.9)
Greece – service revenue	(13.4)	(0.4)	(5.0)	(18.8)
Portugal – service revenue	(8.2)	(0.2)	(5.2)	(13.6)
Percentage point reduction in adjusted EBITDA margin	(2.2)	–	(0.1)	(2.3)
Italy – percentage point reduction in adjusted EBITDA margin	(4.3)	0.1	(0.1)	(4.3)
Spain – percentage point reduction in adjusted EBITDA margin	(0.7)	(0.2)	–	(0.9)
Other Southern Europe – percentage point reduction in adjusted EBITDA margin	(0.4)	–	(0.2)	(0.6)
Africa, Middle East and Asia Pacific
India – data revenue	19.8	–	(13.5)	6.3
South Africa – service revenue	(0.3)	–	(11.8)	(12.1)
South Africa – data revenue	16.1	–	(13.8)	2.3
Vodacom’s international operations excluding Vodacom Business Africa	23.3	–	(1.0)	22.3
Egypt – service revenue	3.7	–	(3.0)	0.7
Egypt – data revenue	29.6	–	(4.2)	25.4
Egypt – fixed line revenue	29.0	–	(2.9)	26.1
Ghana – service revenue	24.2	–	(18.9)	5.3
Qatar – service revenue	29.8	–	1.7	31.5
Percentage point increase in adjusted EBITDA margin	1.7	(0.2)	(0.2)	1.3
India – percentage point increase in adjusted EBITDA margin	3.3	(1.0)	0.1	2.4
Vodacom – percentage point increase in adjusted EBITDA margin	1.6	0.9	(0.4)	2.1
Egypt – percentage point increase in adjusted EBITDA margin	1.4	–	–	1.4
Other AMAP – percentage point increase in adjusted EBITDA margin	0.1	(0.4)	0.1	(0.2)

181	Vodafone Group Plc Annual Report 2013

	Organic change %	Other activity pps [1]	Foreign exchange pps	Reported change %
Verizon Wireless
Service revenue	8.1	–	1.1	9.2
Revenue	7.8	–	1.0	8.8
Adjusted EBITDA	13.6	0.1	1.2	14.9
Group’s share of result of VZW	30.5	–	1.4	31.9

31 March 2012
Group
Service revenue	1.5	(0.4)	(0.8)	0.3
Revenue	2.2	(0.3)	(0.7)	1.2
Service revenue for the quarter ended 31 March 2012	2.3	(0.9)	(3.0)	(1.6)
Adjusted EBITDA	(0.6)	(0.3)	(0.4)	(1.3)
Adjusted operating profit	2.5	(4.4)	(0.5)	(2.4)
Northern and Central Europe
Germany – data revenue	21.3	–	1.6	22.9
Germany – enterprise revenue	5.6	–	1.6	7.2
UK – data revenue	14.5	–	–	14.5
Netherlands – service revenue	2.1	(0.1)	1.6	3.6
Turkey – service revenue	25.1	(1.1)	(17.8)	6.2
UK – percentage point increase in adjusted EBITDA margin	0.6	–	–	0.6
Southern Europe
Italy – data revenue	16.8	–	1.6	18.4
Italy – enterprise revenue	5.1	–	1.6	6.7
Spain – data revenue	18.4	–	1.9	20.3
Spain – fixed line revenue	7.3	–	1.6	8.9
Italy – percentage point reduction in adjusted EBITDA margin	(1.9)	0.1	–	(1.8)
Spain – percentage point reduction in adjusted EBITDA margin	(5.5)	–	0.1	(5.4)
Africa, Middle East and Asia Pacific
India – data revenue	51.3	–	(10.8)	40.5
South Africa – service revenue	4.4	–	(6.1)	(1.7)
South Africa – data revenue	24.3	–	(7.9)	16.4
Vodacom’s international operations excluding Gateway and Vodacom Business Africa	31.9	–	(3.5)	28.4
Australia – service revenue	(8.8)	–	7.2	(1.6)
Egypt – service revenue	1.4	–	(6.8)	(5.4)
Ghana – service revenue	29.2	–	(14.1)	15.1
Qatar – service revenue	27.1	–	(2.8)	24.3
Safaricom – service revenue	13.6	–	(13.2)	0.4
India – percentage point increase in adjusted EBITDA margin	0.8	(0.1)	–	0.7
Other AMAP – percentage point reduction in adjusted EBITDA margin	(2.2)	(0.1)	(0.4)	(2.7)
Verizon Wireless[2]
Service revenue	7.3	(0.1)	(2.6)	4.6
Revenue	10.6	–	(2.7)	7.9
Adjusted EBITDA	7.9	(0.1)	(2.7)	5.1
Group’s share of result of VZW	9.3	(0.1)	(2.7)	6.5

31 March 2011
Group
Service revenue	2.1	0.9	(0.6)	2.4

Notes:

1	“Other activity” includes the impact of M&A activity, the revision to intra-group roaming charges from 1 October 2011, and the impact of Indus Towers revising its accounting for energy cost recharges. Refer to “Organic growth” on page 188 for further detail.
2	Organic growth rates include the impact of a non-cash revenue adjustment which was recorded to properly defer previously recognised data revenue that will be earned and recognised in future periods. Excluding this the equivalent growth rates for service revenue, revenue, adjusted EBITDA and the Group’s share of result in VZW would have been 6.8%*, 10.1%*, 6.7%* and 7.5%* respectively.

182	Vodafone Group Plc Annual Report 2013

Form 20-F cross reference guide

This annual report on Form 20-F for the fiscal year ended 31 March 2013 has not been approved or disapproved by the SEC nor has the SEC passed judgement upon the adequacy or accuracy of this document. The table below sets out the location in this document of the information required by SEC Form 20-F.

Item	Form 20-F caption	Location in this document	Page
1	Identity of directors, senior management and advisers	Not applicable	–
2	Offer statistics and expected timetable	Not applicable	–
3	Key information

	3A Selected financial data	Selected financial data	189

		Shareholder information – Inflation and foreign currency translation	168

	3B Capitalisation and indebtedness	Not applicable	–

	3C Reasons for the offer and use of proceeds	Not applicable	–

	3D Risk factors	Principal risk factors and uncertainties	46 to 49
4	Information on the Company

	4A History and development of the company	History and development	174

		Contact details	Back cover

	4B Business overview	Financial highlights	3

		Maximising our reach	4 and 5

		An eventful year	6 and 7

		Adapting in a dynamic market	8 and 9

		Simple, but thorough	10 and 11

		Key performance indicators	18 and 19

		Industry trends	20 and 21

		How we do business	22 and 23

		Strategy: Consumer 2015	24 to 27

		Strategy: Enterprise 2015	28 and 29

		Strategy: Network 2015	30 and 31

		Strategy: Operations 2015	32 and 33

		Operating results	40 to 44

		Prior year operating results	151 to 155

		Regulation	175 to 178

	4C Organisational structure	Note A8 “Principal subsidiaries”	149

		Note 14 “Investments in joint ventures”	116

		Note 15 “Investments in associates”	117

		Note 16 “Other investments”	117 to 118

	4D Property, plant and equipment	How we do business	22 and 23

		Commentary on the consolidated statement of financial position	93

		Sustainable business	36 and 37
4A	Unresolved staff comments	None	–

183	Vodafone Group Plc Annual Report 2013

Item	Form 20-F caption	Location in this document	Page
5	Operating and financial review and prospects

	5A Operating results	Operating results	40 to 45 and
90, 91 and 95

		Prior year operating results	151 to 155

		Note 24 “Borrowings”	124 to 128

		Shareholder information – Inflation and foreign currency translation	168

		Regulation	175 to 178

	5B Liquidity and capital resources	Commentary on the consolidated statement of cash flows	97

		Note A6 “Capital and financial risk management”	144 to 147

		Liquidity and capital resources	155 to 158

		Note 24 “Borrowings”	124 to 128

	5C Research and development, patents and licences, etc	Strategy: Consumer 2015	24 to 27

		Strategy: Enterprise 2015	28 and 29

		Strategy: Network 2015	30 and 31

		Strategy: Operations 2015	32 and 33

		Note 3 “Operating profit”	100

		Regulation – Licences	178

	5D Trend information	Chief Executive’s review	14 to 17

		Industry trends	20 and 21

	5E Off-balance sheet arrangements	Liquidity and capital resources – Off-balance sheet arrangements	158

		Note 20 “Commitments”	121

		Note 21 “Contingent liabilities”	121 to 123

	5F Tabular disclosure of contractual obligations	Commentary on the consolidated statement of financial position – Contractual obligations and contingencies	93

	5G Safe harbor	Forward-looking statements	185 and 186
6	Directors, senior management and employees

	6A Directors and senior management	Board of directors and Group management	52 to 54

	6B Compensation	Directors’ remuneration	67 to 82

	6C Board practices	Corporate governance	55 to 66

		Directors’ remuneration	67 to 82

		Board of directors and Group management	52 to 54

	6D Employees	Our people	34 and 35

		Note 5 “Employees”	102

	6E Share ownership	Directors’ remuneration	67 to 82

		Note A4 “Share-based payments”	140 and 141
7	Major shareholders and related party transactions

	7A Major shareholders	Shareholder information – Major shareholders	168

	7B Related party transactions	Directors’ remuneration	67 to 82

		Note 21 “Contingent liabilities”	121 to 123

		Note A7 “Related party transactions”	148

	7C Interests of experts and counsel	Not applicable	–
8	Financial information

	8A Consolidated statements and other financial information	Financials	90 to 150

		Audit report on the consolidated financial statements	89

		Note 21 “Contingent liabilities”	121 to 123

	8B Significant changes	Subsequent events	–
9	The offer and listing

	9A Offer and listing details	Shareholder information – Share price history	167 and 168

	9B Plan of distribution	Not applicable	–

	9C Markets	Shareholder information – Markets	168

	9D Selling shareholders	Not applicable	–

	9E Dilution	Not applicable	–

	9F Expenses of the issue	Not applicable	–

184	Vodafone Group Plc Annual Report 2013

Form 20-F cross reference guide (continued)

Item	Form 20-F caption	Location in this document	Page
10	Additional information

	10A Share capital	Not applicable	–

	10B Memorandum and articles of association	Shareholder information – Articles of association and	168 to 171
applicable English law

	10C Material contracts	Shareholder information – Material contracts	171

	10D Exchange controls	Shareholder information – Exchange controls	171

	10E Taxation	Shareholder information – Taxation	171 to 173

	10F Dividends and paying agents	Not applicable	–

	10G Statement by experts	Not applicable	–

	10H Documents on display	Shareholder information – Documents on display	171

	10I Subsidiary information	Not applicable	–
11	Quantitative and qualitative disclosures about	Note A6 “Capital and financial risk management”	144 to 147
market risk
12	Description of securities other than equity
securities

	12A Debt securities	Not applicable	–

	12B Warrants and rights	Not applicable	–

	12C Other securities	Not applicable	–

	12D American depositary shares	ADR payment information	C-1
13	Defaults, dividend arrearages and delinquencies	Not applicable	–
14	Material modifications to the rights of security	Not applicable	–
holders and use of proceeds
15	Controls and procedures	Corporate governance	55 to 66

		Directors’ statement of responsibility – Management’s report	84
on internal control over financial reporting

		Audit report on internal control over financial reporting	85
16	16A Audit Committee financial expert	Corporate governance – Board committees	59 to 63

	16B Code of ethics	Corporate governance – US listing requirements	66

	16C Principal accountant fees and services	Note 3 “Operating profit”	100
		Corporate governance – Audit and Risk Committee –	62 to 63
External audit

	16D Exemptions from the listing standards for audit	Not applicable	–
committees

	16E Purchase of equity securities by the issuer and	Commentary on the consolidated statement of changes	95
	affiliated purchasers	in equity – Purchase of own shares

		Liquidity and capital resources – Share buyback programmes	156

	16F Change in registrant’s certifying accountant	Not applicable	–

	16G Corporate governance	Corporate governance – US listing requirements	66

	16H Mine safety disclosure	Not applicable	–
17	Financial statements	Not applicable	–
18	Financial statements	Financials	90, 92, 94, 96
and 98 to150
	18A Separate financial statements required by	Financials	B-1
Rule 3-09 of Regulation S-X
	18B Report of Independent Registered Public	Financials	B-3
Accounting Firm
19	Exhibits	Filed with the SEC	Index to Exhibits

185	Vodafone Group Plc Annual Report 2013

Forward-looking statements

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include statements with respect to:

g	the Group’s expectations regarding its financial and operating performance, including statements contained within the Chief Executive’s review on pages 14 to 17, statements regarding the Group’s future dividends and the guidance statement for the 2014 financial year and the free cash flow guidance on page 45 of this document, the performance of joint ventures, associates, including VZW, other investments and newly acquired businesses including CWW and TelstraClear, and expectations regarding Vodafone 2015;

g	intentions and expectations regarding the development of products, services and initiatives introduced by, or together with, Vodafone or by third parties, including new mobile technologies, such as the introduction of 4G, the Vodafone M-Pesa money transfer service, M2M connections, Vodafone Red, cloud hosting, tablets and an increase in download speeds and 3G services;

g	expectations regarding the global economy and the Group’s operating environment and market position, including future market conditions, growth in the number of worldwide mobile phone users and other trends, including increased mobile data usage and increased mobile penetration in emerging markets;

g	revenue and growth expected from the Group’s enterprise and total communications strategy, including data revenue growth, and its expectations with respect to long-term shareholder value growth;

g	mobile penetration and coverage rates, mobile termination rate cuts, the Group’s ability to acquire spectrum, expected growth prospects in the Northern and Central Europe, Southern Europe and AMAP regions and growth in customers and usage generally, and plans for sustained investment in high speed data networks and the anticipated Group standardisation and simplification programme;

g	anticipated benefits to the Group from cost efficiency programmes;

g	possible future acquisitions, including increases in ownership in existing investments, the timely completion of pending acquisition transactions and pending offers for investments, including licence and spectrum acquisitions, and the expected funding required to complete such acquisitions or investments;

g	expectations regarding the Group’s future revenue, operating profit, adjusted EBITDA, adjusted EBITDA margin, free cash flow, depreciation and amortisation charges, foreign exchange rates, tax rates and capital expenditure;

g	expectations regarding the Group’s access to adequate funding for its working capital requirements and share buyback programmes, and the Group’s future dividends or its existing investments; and

g	the impact of regulatory and legal proceedings involving the Group and of scheduled or potential regulatory changes.

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

g	general economic and political conditions in the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments;

g	increased competition, from both existing competitors and new market entrants, including mobile virtual network operators;

g	levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services in a timely manner, particularly data content and services;

g	rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations, including as a result of third party or vendor marketing efforts;

g	the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services;

g	the Group’s ability to generate and grow revenue from both voice and non-voice services and achieve expected cost savings;

g	a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays;

g	slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure;

g	the Group’s ability to expand its spectrum position, win 3G and 4G allocations and realise expected synergies and benefits associated with 3G and 4G;

186	Vodafone Group Plc Annual Report 2013

Forward-looking statements (continued)

g	the Group’s ability to secure the timely delivery of high quality, reliable handsets, network equipment and other key products from suppliers;

g	loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets;

g	changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes;

g	the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems;

g	the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, franchises, brand licences, platform sharing or other arrangements with third parties, particularly those related to the development of data and internet services;

g	acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities which may have a negative impact on the Group’s financial condition and results of operations;

g	the Group’s ability to integrate acquired business or assets and the imposition of any unfavourable conditions, regulatory or otherwise, on any pending or future acquisitions or dispositions;

g	the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition;

g	developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends;

g	the Group’s ability to satisfy working capital requirements through borrowing in capital markets, bank facilities and operations;

g	changes in foreign exchange rates, including particularly the exchange rate of pound sterling to the euro and the US dollar;

g	changes in the regulatory framework in which the Group operates, including the commencement of legal or regulatory action seeking to regulate the Group’s permitted charging rates;

g	the impact of legal or other proceedings against the Group or other companies in the communications industry; and

g	changes in statutory tax rates and profit mix, the Group’s ability to resolve open tax issues and the timing and amount of any payments in respect of tax liabilities.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Principal risk factors and uncertainties” on pages 46 to 49 of this document. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

The Company’s independent auditors, Deloitte LLP have not compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

187	Vodafone Group Plc Annual Report 2013

Definition of terms

2G	2G networks are operated using global system for mobile (‘GSM’) technology which offer services such as voice, text messaging and basic data. In addition, all the Group’s controlled networks support general packet radio services (‘GPRS’), often referred to as 2.5G. GPRS allows mobile devices to access IP based data services such as the internet and email.
3G	A cellular technology based on wide band CDMA delivering voice and faster data services.
4G/LTE	4G or long-term evolution (‘LTE’) technology offers even faster data transfer speeds than 3G/HSPA.
Acquisition costs	The total of connection fees, trade commissions and equipment costs relating to new customer connections.
ADR	American depositary receipts is a mechanism designed to facilitate trading in shares of non-US companies in the US stock markets. The main purpose is to create an instrument which can easily be settled through US stock market clearing systems.
ADS	American depositary shares are shares evidenced by American depositary receipts. ADSs are issued by a depositary bank and represent one or more shares of a non-US issuer held by the depositary bank. The main purpose of ADSs is to facilitate trading in shares of non-US companies in the US markets and, accordingly, ADRs which evidence ADSs are in a form suitable for holding in US clearing systems.
AGM	Annual general meeting.
AMAP	The Group’s region: Africa, Middle East and Asia Pacific.
AOP	Adjusted operating profit. Group adjusted operating profit excludes non-operating income of associates, impairment losses, and other income and expense.
Applications (‘apps’)	Apps are software applications usually designed to run on a smartphone or tablet device and provide a convenient means for the user to perform certain tasks. They cover a wide range of activities including banking, ticket purchasing, travel arrangements, social networking and games. For example, the My Vodafone app lets customers check their bill totals on their smartphone and see the minutes, texts and data allowance remaining.
ARPU	Average revenue per user.
Capital expenditure (‘capex’)	This measure includes the aggregate of capitalised property, plant and equipment additions and capitalised software costs.
CDMA	This is a channel access method used by various radio communication technologies.
Churn	Total gross customer disconnections in the period divided by the average total customers in the period.
Cloud	This means the customer has little or no equipment at their premises and all the equipment and capability is run from the Vodafone network instead. This removes the need for customers to make capital investments and instead they have an operating cost model with a recurring monthly fee.
Controlled and jointly controlled	Controlled and jointly controlled measures include 100% for the Group’s mobile operating subsidiaries and the Group’s proportionate share for joint ventures.
Customer costs	Customer costs include acquisition costs, being the total of connection fees, trade commissions and equipment costs relating to new customer connections, and retention costs, being the total of trade commissions, loyalty scheme and equipment costs relating to customer retention and upgrades, as well as expenses related to ongoing commissions.
Depreciation and other amortisation	The accounting charge that allocates the cost of a tangible or intangible asset to the income statement over its useful life. This measure includes the profit or loss on disposal of property, plant and equipment and computer software.
Direct costs	Direct costs include interconnect costs and other direct costs of providing services.
Enterprise	The Group’s business customer segment.
Adjusted EBITDA	Operating profit excluding share in results of associates, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses and other operating income and expense.
Emerging markets	Vodafone entities are India, Vodacom, Egypt, Turkey, Ghana, Qatar and Fiji.
Fixed broadband customer	A fixed broadband customer is defined as a customer with a connection or access point to a fixed line data network.
FRC	Financial Reporting Council.
Free cash flow	Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments and dividends paid to non-controlling shareholders in subsidiaries but before licence and spectrum payments. For the year ended 31 March 2013 other items excluded the income dividend received from VZW in December 2012 and payments in respect of a tax case settlement. For the year ended 31 March 2012 payments in respect of a tax case settlement, tax relating to the disposal of our 24.4% interest in Polkomtel, the income dividend received from VZW in January 2012 and the return of the court deposit made in respect of the India tax case are also excluded.
FCA	Financial Conduct Authority (previously Financial Services Authority).
HSPA+	An evolution of high speed packet access (‘HSPA’) or third generation (‘3G’) technology that enhances the existing 3G network with higher speeds for the end user.
Impairment	A downward revaluation of an asset.
Interconnect costs	A charge paid by Vodafone to other fixed line or mobile operators when a Vodafone customer calls a customer connected to a different network.
ICT	Information and communications technology.
IP	Internet protocol (‘IP’) is the format in which data is sent from one computer to another on the internet.
M2M	Machine-to-machine. M2M communications, or telemetry, enable devices to communicate with one another via built-in mobile SIM cards.

188	Vodafone Group Plc Annual Report 2013

Definition of terms (continued)

Mark-to-market	Mark-to-market or fair value accounting refers to accounting for the value of an asset or liability based on the current market price of the asset or liability.
Mobile broadband	Also known as mobile internet (see below).
Mobile customer	A mobile customer is defined as a subscriber identity module (‘SIM’), or in territories where SIMs do not exist, a unique mobile telephone number, which has access to the network for any purpose, including data only usage, except telemetric applications. Telemetric applications include, but are not limited to, asset and equipment tracking, mobile payment and billing functionality, e.g. vending machines and meter readings, and include voice enabled customers whose usage is limited to a central service operation, e.g. emergency response applications in vehicles.
Mobile internet	Mobile internet allows internet access anytime, anywhere through a browser or a native application using any portable or mobile device such as smartphone, tablet, laptop connected to a wireless network.
Mobile termination rate (‘MTR’)	A per minute charge paid by a telecommunications network operator when a customer makes a call to another mobile or fixed line network operator.
MVNO	Mobile virtual network operators, companies that provide mobile phone services but do not have their own licence of spectrum or the infrastructure required to operate a network.
Net debt	Long-term borrowings, short-term borrowings and mark-to-market adjustments on financing instruments less cash and cash equivalents.
Net promoter score (‘NPS’)	Net promoter score is a customer loyalty metric used to monitor customer satisfaction.
Operating expenses	Operating expenses comprise primarily of network and IT related expenditure, support costs from HR and finance and certain intercompany items.
Operating free cash flow	Cash generated from operations after cash payments for capital expenditure (excludes capital licence and spectrum payments) and cash receipts from the disposal of intangible assets and property, plant and equipment.
Organic growth	All amounts marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. From 1 October 2011 the Group revised its intra-group roaming charges. Whilst neutral to Group revenue and profitability, these changes have had an impact on reported service revenue by country and regionally since 1 October 2011. Whilst prior period reported revenue has not been restated, to ensure comparability in organic growth rates, country and regional revenue in the prior financial year have been recalculated based on the new pricing structure to form the basis for our organic calculations. During the 2013 financial year, Indus Towers (reported within the India segment) revised its accounting for energy cost recharges to operators from a net to a gross basis, to reflect revised energy supply terms. The impact of this upward revenue adjustment has been excluded from reported organic growth rates. The adjustment has no profit impact.
Partner markets	Markets in which the Group has entered into a partner agreement with a local mobile operator enabling a range of Vodafone’s global products and services to be marketed in that operator’s territory and extending Vodafone’s reach into such markets.
Penetration	Number of SIMs in a country as a percentage of the country’s population. Penetration can be in excess of 100% due to customers’ owning more than one SIM.
Petabyte	A petabyte is a measure of data usage. One petabyte is a million gigabytes.
Pps	Percentage points.
Reported growth	Reported growth is based on amounts reported in pound sterling as determined under IFRS.
RAN	Radio access network is the part of a mobile telecommunications system which provides cellular coverage to mobile phones via a radio interface, managed by thousands of base stations installed on towers and rooftops across the coverage area, and linked to the core nodes through a backhaul infrastructure which can be owned, leased or a mix of both.
Retention costs	The total of trade commissions, loyalty scheme and equipment costs relating to customer retention and upgrade.
Roaming	Allows customers to make calls on other operators’ mobile networks while travelling abroad.
Service revenue	Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.
Smartphone devices	A smartphone is a mobile phone offering advanced capabilities including access to email and the internet.
Smartphone penetration	The number of smartphone devices divided by the number of registered SIMs, excluding data only SIMs.
SME	Small to medium-sized enterprises.
SoHo	Small-office home-office.
Spectrum	The radio frequency bands and channels assigned for telecommunication services.
Supranational	An international organisation, or union, whereby member states go beyond national boundaries or interests to share in the decision-making and vote on issues pertaining to the wider grouping.
Tablets	A tablet is a slate shaped, mobile or portable casual computing device equipped with a finger operated touchscreen or stylus, for example, the Apple iPad.
VZW	Verizon Wireless, the Group’s associate in the US.
VZW income dividends	Distributions (other than tax distributions) by Verizon Wireless as agreed from time to time by the Board of Verizon Wireless.
VZW tax distributions	Specific distributions made by the Cellco Partnership to its partners based on the taxable income of Verizon Wireless.

189	Vodafone Group Plc Annual Report 2013

Selected financial data

At/for the year ended 31 March	2013	2012	2011	2010	2009
Consolidated income statement data (£m)
Revenue	44,445	46,417	45,884	44,472	41,017
Operating profit	4,728	11,187	5,596	9,480	5,857
Profit before taxation	3,255	9,549	9,498	8,674	4,189
Profit for the financial year	673	7,003	7,870	8,618	3,080

Consolidated statement of financial position data (£m)
Total assets	142,698	139,576	151,220	156,985	152,699
Total equity	72,488	78,202	87,561	90,810	84,777
Total equity shareholders’ funds	71,477	76,935	87,555	90,381	86,162

Earnings per share[1]
Weighted average number of shares (millions)
– Basic	49,190	50,644	52,408	52,595	52,737
– Diluted	49,434	50,958	52,748	52,849	52,969

Basic earnings per ordinary share	0.87p	13.74p	15.20p	16.44p	5.84p
Diluted earnings per ordinary share	0.87p	13.65p	15.11p	16.36p	5.81p

Cash dividends1 2
Amount per ordinary share (pence)	10.19p	13.52p	8.90p	8.31p	7.77p
Amount per ADS (pence)	101.9p	135.2p	89.0p	83.1p	77.7p
Amount per ordinary share (US cents)	15.49c	21.63c	14.33c	12.62c	11.11c
Amount per ADS (US cents)	154.9c	216.3c	143.3c	126.2c	111.1c

Other data
Ratio of earnings to fixed charges[3]	1.6	4.3	5.7	3.6	1.2

Notes:

1	See note 8 to the consolidated financial statements, “Earnings per share”. Earnings and dividends per ADS is calculated by multiplying earnings per ordinary share by ten, the number of ordinary shares per ADS. Dividend per ADS is calculated on the same basis.
2	The final dividend for the year ended 31 March 2013 was proposed by the directors on 21 May 2013 and is payable on 7 August 2013 to holders of record as of 12 June 2013. The total dividends have been translated into US dollars at 31 March 2013 for purposes of the above disclosure but the dividends are payable in US dollars under the terms of the ADS depositary agreement.
3	For the purposes of calculating these ratios, earnings consist of profit before tax adjusted for fixed charges, dividend income from associates, share of profits and losses from associates, interest capitalised, interest amortised and profits and losses on ordinary activities before taxation from discontinued operations. Fixed charges comprise one-third of payments under operating leases, representing the estimated interest element of these payments, interest payable and similar charges, interest capitalised and preferred share dividends.

Vodafone, the Vodafone logo, Vodacom, M-Pesa, the 4G logo, Vodafone 2015, Vodafone One Net, Vodafone Red, Vodafone Relax, Vodafone Cloud, Vodafone SmartPass, Vodafone Mobile Wallet, Justtextgiving by Vodafone and The Vodafone Way are trade marks of the Vodafone Group. Moyo and Mobile for Good are trade marks of the Vodafone Foundation. Other product and company names mentioned herein may be the trade marks of their respective owners.

The content of our website (vodafone.com) should not be considered to form part of this annual report or our annual report on
Form 20-F.

© Vodafone Group 2013

Text printed on amadeus 75 silk which is made from 75% de-inked post-consumer waste and 25% virgin fibre. The cover is on amadeus 100 silk, made entirely from de-inked post-consumer waste. Both products are Forest Stewardship Council (‘FSC’) certified and produced using elemental chlorine free (‘ECF’) bleaching. The manufacturing mill also holds ISO 14001 accreditation for environmental management.

Designed and produced by Radley Yeldar ry.com

Vodafone Group Plc

Registered in England No. 1833679

Telephone: +44 (0) 1635 33251
Fax: +44 (0) 1635 238080

vodafone.com

Contact details:

Registrars shareholder helpline
Telephone: +44 (0) 870 702 0198
(In Ireland): +353 (0) 818 300 999

Investor Relations
Email: ir@vodafone.co.uk
Website: vodafone.com/investor

Media Relations
Telephone: +44 (0) 1635 664444
Email: groupmediarelations@vodafone.com
Website: vodafone.com/media

Sustainability
Email: sustainability@vodafone.com
Website: vodafone.com/sustainability

Access our online Annual Report at:
vodafone.com/ar2013

vodafone

Cellco Partnership

(d/b/a Verizon Wireless)

Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements

For the years ended

December 31, 2012, 2011 and 2010

Cellco Partnership (d/b/a Verizon Wireless)

Report of Independent Registered Public Accounting Firm	B-3

Consolidated Statements of Income
For the years ended December 31, 2012, 2011 and 2010	B-4

Consolidated Statements of Comprehensive Income
For the years ended December 31, 2012, 2011 and 2010	B-5

Consolidated Balance Sheets
As of December 31, 2012 and 2011	B-6

Consolidated Statements of Cash Flows
For the years ended December 31, 2012, 2011 and 2010	B-7

Consolidated Statements of Changes in Partners’ Capital
For the years ended December 31, 2012, 2011 and 2010	B-8

Notes to Consolidated Financial Statements	B-9 to B-28

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Representatives and Partners of

Cellco Partnership d/b/a Verizon Wireless:

We have audited the accompanying consolidated balance sheets of Cellco Partnership and subsidiaries d/b/a Verizon Wireless (the “Partnership”) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, cash flows and changes in partners’ capital for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New York, New York

February 26, 2013 (June 7, 2013 as to Note 11)

Consolidated Statements of Income

Cellco Partnership (d/b/a Verizon Wireless)

	Years Ended December 31,
(dollars in millions)	2012	2011	2010

Operating Revenue (including $83, $87 and $94 from affiliates)
Service revenue	$63,733	$59,157	$55,994
Equipment and other	12,135	10,997	7,925

Total operating revenue	75,868	70,154	63,919

Operating Costs and Expenses (including $1,949, $1,708 and $1,696 from affiliates)
Cost of service (exclusive of items shown below)	7,711	7,994	8,342
Cost of equipment	16,779	16,092	11,423
Selling, general and administrative	21,696	19,655	18,727
Depreciation and amortization	7,960	7,962	7,458

Total operating costs and expenses	54,146	51,703	45,950

Operating Income	21,722	18,451	17,969

Other Income (Expenses)
Interest expense, net	(442)	(610)	(316)
Other income and (expense), net	96	56	90

Income Before Provision for Income Taxes	21,376	17,897	17,743
Provision for income taxes	(201)	(947)	(1,067)

Net Income	$21,175	$16,950	$16,676

Net income attributable to non-controlling interest	304	280	295
Net income attributable to Cellco Partnership	20,871	16,670	16,381

Net Income	$21,175	$16,950	$16,676

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

Cellco Partnership (d/b/a/ Verizon Wireless)

	Years Ended December 31,
(dollars in millions)	2012	2011	2010

Net Income	$21,175	$16,950	$16,676

Other comprehensive income, net of taxes
Unrealized gain (loss) on cash flow hedges	21	3	(66)
Defined benefit pension and postretirement plans	—	(1)	(9)

Other comprehensive income (loss) attributable to Cellco Partnership	21	2	(75)

Total Comprehensive Income	$21,196	$16,952	$16,601

Comprehensive income attributable to non-controlling interest	$304	$280	$295
Comprehensive income attributable to Cellco Partnership	20,892	16,672	16,306

Total Comprehensive Income	$21,196	$16,952	$16,601

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

Cellco Partnership (d/b/a Verizon Wireless)

	As of December 31,
(dollars in millions)	2012	2011

Assets
Current assets
Cash and cash equivalents	$1,354	$12,756
Receivables, net of allowances of $350 and $338	6,657	5,989
Due from affiliates, net	106	140
Inventories, net	1,044	906
Prepaid expenses and other current assets	525	494

Total current assets	9,686	20,285

Plant, property and equipment, net	34,546	33,451
Wireless licenses	77,642	73,097
Goodwill	17,737	17,528
Other intangibles and other assets, net	2,102	2,171

Total assets	$141,713	$146,532

Liabilities and Partners’ Capital
Current liabilities
Short-term debt, including current maturities	$1,448	$1,553
Distribution payable to partners	—	10,000
Accounts payable and accrued liabilities	7,534	6,815
Advance billings	2,550	2,299
Other current liabilities	274	453

Total current liabilities	11,806	21,120

Long-term debt	8,665	10,058
Deferred tax liabilities, net	10,939	10,862
Other non-current liabilities	2,056	1,516

Partners’ capital
Capital	106,119	100,961
Accumulated other comprehensive income	84	63
Non-controlling interest	2,044	1,952

Total Partners’ capital	108,247	102,976

Total liabilities and Partners’ capital	$141,713	$146,532

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Cellco Partnership (d/b/a Verizon Wireless)

	Years Ended December 31,
(dollars in millions)	2012	2011	2010

Cash Flows from Operating Activities
Net income	$21,175	$16,950	$16,676
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation and amortization	7,960	7,962	7,458
Provision for uncollectible receivables	634	689	746
Provision for deferred income taxes	123	368	65
Changes in current assets and liabilities, net of the effects of acquisition/disposition of businesses:
Receivables	(1,238)	(624)	(1,081)
Inventories, net	(137)	166	308
Prepaid expenses and other current assets	(107)	124	(104)
Accounts payable and accrued liabilities	674	(728)	1,510
Other operating activities, net	(419)	371	(31)

Net cash provided by operating activities	28,665	25,278	25,547

Cash Flows from Investing Activities
Capital expenditures (including capitalized software)	(8,857)	(8,973)	(8,438)
Acquisitions of businesses, net of cash acquired	(188)	(144)	(293)
Acquisitions of wireless licenses	(4,287)	(26)	(39)
Proceeds from dispositions	—	—	2,594
Other investing activities, net	843	(490)	(495)

Net cash used in investing activities	(12,489)	(9,633)	(6,671)

Cash Flows from Financing Activities
Repayments to affiliates	—	—	(5,005)
Repayments of long-term borrowings	(1,569)	(4,862)	(5,016)
Distributions to partners	(25,681)	(3,082)	(3,845)
Other financing activities, net	(328)	(276)	(286)

Net cash used in financing activities	(27,578)	(8,220)	(14,152)

Increase (decrease) in cash and cash equivalents	(11,402)	7,425	4,724
Cash and cash equivalents, beginning of year	12,756	5,331	607

Cash and cash equivalents, end of year	$1,354	$12,756	$5,331

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Partners’ Capital

Cellco Partnership (d/b/a/ Verizon Wireless)

	Years Ended December 31,
(dollars in millions)	2012	2011	2010
Partners’ Capital
Balance at beginning of year	$100,961	$97,399	$84,863
Net income attributable to Cellco Partnership	20,871	16,670	16,381
Contributed capital	(32)	(26)	—
Distributions declared to partners	(15,681)	(13,082)	(3,845)

Balance at end of year	106,119	100,961	97,399

Accumulated Other Comprehensive Income
Balance at beginning of year	63	61	136
Unrealized gain (loss) on cash flow hedges	21	3	(66)
Defined benefit pension and postretirement plans	—	(1)	(9)

Other comprehensive income (loss)	21	2	(75)

Balance at end of year	84	63	61

Total Partners’ Capital Attributable to Cellco Partnership	106,203	101,024	97,460

Non-controlling Interest
Balance at beginning of year	1,952	1,962	1,988
Net income attributable to non-controlling interest	304	280	295
Non-controlling interests in disposed company	—	—	(34)
Distributions	(342)	(280)	(287)
Other	130	(10)	—

Balance at end of year	2,044	1,952	1,962

Total Partners’ Capital	$108,247	$102,976	$99,422

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Cellco Partnership (d/b/a Verizon Wireless)

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Cellco Partnership (the “Partnership”), a Delaware general partnership doing business as Verizon Wireless, provides wireless communication services across one of the most extensive wireless networks in the United States (U.S.) and has the largest third-generation (3G) Evolution-Data Optimized (EV-DO) and fourth-generation (4G) Long-Term Evolution technology (LTE) networks of any U.S. wireless service provider. The Partnership has one segment and operates domestically only. References to “the Partners” refers to Verizon Communications, and its subsidiaries (“Verizon”), which owns 55% of the Partnership, and Vodafone Group Plc, and its subsidiaries (“Vodafone”), which owns 45% of the Partnership.

These consolidated financial statements include transactions between the Partnership and Verizon and Vodafone (“Affiliates”) for the provision of services and financing pursuant to various agreements (see Notes 5 and 11).

Consolidated Financial Statements and Basis of Presentation

The consolidated financial statements of the Partnership include the accounts of its majority-owned subsidiaries and the partnerships in which the Partnership exercises control. Investments in businesses and partnerships which the Partnership does not control, but has the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method of accounting. Investments and partnerships which the Partnership does not have the ability to exercise significant influence over operating and financial policies are accounted for under the cost method of accounting. Equity and cost method investments are included in Other intangibles and other assets, net in the Partnership’s consolidated balance sheets. All significant intercompany accounts and transactions have been eliminated.

The Partnership has reclassified prior year amounts to conform to current year presentation.

The Partnership has evaluated subsequent events through June 7, 2013, the date these consolidated financial statements were available to be issued.

During the second quarter of 2010, the Partnership recorded a one-time non-cash adjustment of $0.3 billion primarily to reduce wireless service revenues. This adjustment was recorded to properly defer previously recognized wireless service revenues that were earned and recognized in future periods. As the amounts involved were not material to the Partnership’s consolidated financial statements in 2010 or any previous reporting period, the adjustment was recorded during the second quarter of 2010.

Use of Estimates

The Partnership prepares its consolidated financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”), which requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

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

Revenue Recognition

Multiple Deliverable Arrangements

The Partnership offers products and services to its customers through bundled arrangements. These arrangements involve multiple deliverables which may include products, services, or a combination of products and services.

On January 1, 2011, the Partnership prospectively adopted the accounting standard updates regarding revenue recognition for multiple deliverable arrangements, and arrangements that include software elements. These updates require a vendor to allocate revenue in an arrangement using its best estimate of selling price if neither vendor specific objective evidence (VSOE) nor third party evidence (TPE) of selling price exists. The residual method of revenue allocation is no longer permissible. These accounting standard updates did not change the Partnership’s units of accounting for bundled arrangements, nor do they materially change how the Partnership allocates arrangement consideration to our various products and services. Accordingly, the adoption of these standard updates did not have a significant impact on the Partnership’s consolidated financial statements. Additionally, the Partnership does not currently foresee any changes to our products, services or pricing practices that will have a significant effect on the Partnership’s consolidated financial statements in periods after the initial adoption, although this could change.

The Partnership earns revenue primarily by providing access to and usage of its network. In general, access revenue is billed one month in advance and recognized when earned; the unearned portion is classified in Advance billings in the consolidated balance sheets. Usage revenue is generally billed in arrears and recognized when service is rendered and included in unbilled revenue, within Receivables, net in the consolidated balance sheets. Equipment sales revenue associated with the sale of wireless handsets and accessories is recognized when the products are delivered to and accepted by the customer, as this is considered to be a separate earnings process from providing wireless services. For agreements involving the resale of third-party services in which the Partnership is considered the primary obligor in the arrangements, the Partnership records revenue gross at the time of sale. For equipment sales, the Partnership currently subsidizes the cost of wireless devices. The amount of this subsidy is generally contingent on the arrangement and terms selected by the customer. The equipment revenue is recognized up to the amount collected when the wireless device is sold.

The Partnership reports taxes imposed by governmental authorities on revenue-producing transactions between the Partnership and its customers on a net basis.

Advertising Costs

Costs for advertising products and services as well as other promotional and sponsorship costs are charged to Selling, general and administrative expense in the periods in which they are incurred. See Note 9.

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

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates quoted market value, and includes approximately $0.7 billion and $12.2 billion at December 31, 2012 and 2011, respectively, held in money market funds that are considered cash equivalents.

Inventory

Inventory consists primarily of wireless equipment held for sale, which is carried at the lower of cost (determined using a first-in, first-out method) or market. The Partnership maintained inventory valuation reserves which were not significant as of December 31, 2012 and 2011.

Capitalized Software

Capitalized software consists primarily of direct costs incurred for professional services provided by third parties and compensation costs of employees which relate to software developed for internal use either during the application stage or for upgrades and enhancements that increase functionality. Costs are capitalized and amortized on a straight-line basis over their estimated useful lives. Costs incurred in the preliminary project stage of development and maintenance are expensed as incurred. For a discussion of the Partnership’s impairment policy for capitalized software costs, see “Valuation of Assets” below. Also see Note 3 for additional detail of internal-use non-network software reflected in the Partnership’s consolidated balance sheets.

Plant, Property and Equipment

Plant, property and equipment primarily represents costs incurred to construct and expand capacity and network coverage on Mobile Telephone Switching Offices and cell sites. The cost of plant, property and equipment is depreciated on a straight-line basis over its estimated useful life. Periodic reviews are performed to identify any category or group of assets within plant, property and equipment where events or circumstances may change the remaining estimated economic life. This principally includes changes in the Partnership’s plans regarding technology upgrades, enhancements, and planned retirements. Changes in these estimates resulted in an increase of $0.4 billion and $0.3 billion for the years ended December 31, 2011 and 2010, respectively. Major improvements to existing plant and equipment are capitalized. Routine maintenance and repairs that do not extend the life of the plant and equipment are charged to expense as incurred. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the related lease.

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

The Partnership tests its wireless licenses for potential impairment annually. The Partnership evaluates its licenses on an aggregate basis using a direct value approach. The direct value approach estimates fair value using a discounted cash flow analysis to estimate what a marketplace participant would be willing to pay to purchase the aggregated wireless licenses as of the valuation date. If the fair value of the aggregated wireless licenses is less than the aggregated carrying amount of the licenses, an impairment is recognized. The Partnership evaluated its wireless licenses for potential impairment as of December 15, 2012 and 2011. The Partnership’s annual impairment tests for 2012 and 2011 indicated that the fair value significantly exceeded the carrying value and, therefore, did not result in an impairment.

Interest expense incurred while qualifying activities are performed to ready wireless licenses for their intended use is capitalized as part of wireless licenses. The capitalization period ends when a license is substantially complete and the license is ready for its intended use.

Goodwill

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Impairment testing for goodwill is performed annually in the fourth fiscal quarter. The Partnership has the option to perform a qualitative assessment to determine if the fair value of the entity is less than its carrying value. However, the Partnership may elect to perform an impairment test even if no indications of a potential impairment exist. The impairment test for goodwill uses a two-step approach, which is performed for the Partnership’s one reporting unit. Step one compares the fair value of the reporting unit (calculated using a market approach and/or a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., fair value of reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the implied fair value of goodwill is less than the carrying amount of goodwill, an impairment is recognized. The Partnership completed its goodwill impairment test as of December 15, 2012 and 2011. The Partnership’s annual impairment tests for 2012 and 2011 indicated that the fair value significantly exceeded the carrying value and, therefore, did not result in an impairment.

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

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities

Level 3 – No observable pricing inputs in the market

Financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Partnership’s assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

See Note 4 for further details on the Partnership’s fair value measurements.

Foreign Currency Translation

The functional currency for all of the Partnership’s operations is the U.S. dollar. However, the Partnership has transactions denominated in a currency other than the local currency, principally debt denominated in Euros and British Pounds Sterling. Gains and losses resulting from exchange-rate changes in transactions denominated in a foreign currency are included in earnings.

Derivatives

The Partnership uses derivatives from time to time to manage the Partnership’s exposure to fluctuations in the cash flows of certain transactions. The Partnership measures all derivatives at fair value and recognizes them as either assets or liabilities on its consolidated balance sheets. The Partnership’s derivative instruments are valued primarily using models based on readily observable market parameters for all substantial terms of the Partnership’s derivative contracts and thus are classified as Level 2. Changes in the fair values of derivative instruments not qualifying as hedges or any ineffective portion of hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in Other comprehensive income (loss) and recognized in earnings when the hedged item is recognized in earnings.

Employee Benefit Plans

The Partnership maintains a defined contribution plan, the Verizon Wireless Savings and Retirement Plan (the “Savings and Retirement Plan”), for the benefit of its employees. The Savings and Retirement Plan includes both an employee savings and profit sharing component. Under the employee savings component, employees may contribute a percentage of eligible compensation to the Savings and Retirement Plan. Up to the first 6% of an employee’s eligible compensation contributed to the Savings and Retirement Plan is matched 100% by the Partnership. Under the profit sharing component, the Partnership may elect, at the sole discretion of the Human Resources Committee of the Board of Representatives, to contribute an additional amount in the form of a profit sharing contribution to the accounts of eligible employees. See Note 9.

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

The Partnership uses a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return. The first step is recognition: the Partnership determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Partnership presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement: a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in one or more of the following: an increase in a liability for income taxes payable, a reduction of an income tax refund receivable, a reduction in a deferred tax asset, or an increase in a deferred tax liability.

The Partnership recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense.

Concentrations

The Partnership relies on local and long-distance telephone companies, some of whom are related parties (see Note 11), and other companies to provide certain communication services. Although management believes alternative telecommunications facilities could be found in a timely manner, any disruption of these services could potentially have an adverse impact on the Partnership’s business, results of operations and financial condition.

No single customer receivable is large enough to present a significant financial risk to the Partnership.

Recently Adopted Accounting Standards

During the first quarter of 2012, the Partnership adopted the accounting standard update regarding the presentation of comprehensive income. This update was issued to increase the prominence of items reported in other comprehensive income. The update requires that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate, but consecutive statements. In connection with the adoption of this standard the Partnership’s consolidated financial statements include a separate statement of comprehensive income.

During the first quarter of 2012, the Partnership adopted the accounting standard update regarding fair value measurement. This update was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. generally accepted accounting principles and International Financial Reporting Standards. This standard update also changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. The adoption of this standard update did not have a significant impact on the Partnership’s consolidated financial statements.

During the first quarter of 2012, the Partnership adopted the accounting standard update regarding testing of goodwill for impairment. This standard update gives companies the option to perform a qualitative assessment to first assess whether the fair value of a reporting unit is less than its carrying amount. If an entity determines it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. The Partnership did not elect to use the qualitative assessment in 2012.

Recent Accounting Standards

In July 2012, the accounting standard update regarding testing of intangible assets for impairment was issued. This standard update allows companies the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is more likely than not the asset is impaired. The Partnership will adopt this standard update during the first quarter of 2013. The adoption of this standard update is not expected to have a significant impact on the Partnership’s consolidated financial statements.

In February 2013, the accounting standard update regarding reclassifications out of accumulated other comprehensive income was issued. This standard update requires companies to report the effect of significant reclassifications out of Accumulated other comprehensive income on the respective line items in the Partnership’s consolidated statements of income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. The Partnership will adopt this standard in the first quarter of 2013. The adoption of this standard update is not expected to have a significant impact on the Partnership’s consolidated financial statements.

2. Acquisitions and Divestitures

Spectrum Licenses

During the third quarter of 2012, after receiving the required regulatory approvals, the Partnership completed the following previously announced transactions in which the Partnership acquired wireless spectrum that will be used to deploy additional 4G LTE capacity.

•

The Partnership acquired Advanced Wireless Service (AWS) spectrum in separate transactions with SpectrumCo, LLC (SpectrumCo) and Cox TMI Wireless, LLC for which it paid an aggregate of $3.9 billion at the time of the closings. The Partnership has also recorded a liability of $0.4 billion related to a three-year service obligation to SpectrumCo’s members pursuant to commercial agreements executed concurrently with the SpectrumCo transaction.

•

The Partnership completed license purchase and exchange transactions with Leap Wireless, Savary Island Wireless, which is majority owned by Leap Wireless, and a subsidiary of T-Mobile USA, Inc. (T-Mobile). As a result of these transactions, the Partnership received an aggregate $2.6 billion of AWS and PCS licenses at fair value and net cash proceeds of $0.2 billion, transferred certain AWS licenses to T-Mobile and a 700 megahertz (MHz) lower A block license to Leap Wireless, and recorded an immaterial gain.

During 2011, the Partnership entered into commercial agreements, modified in 2012, with affiliates of Comcast Corporation, Time Warner Cable, Bright House Networks and Cox Communications Inc. (the cable companies). Through these agreements, the cable companies and the Partnership became agents to sell certain of one another’s products and services and, over time, the cable companies will have the option, subject to the terms and conditions of the agreements, of selling the Partnership’s service on a wholesale basis.

During the fourth quarter of 2012, the Partnership entered into license exchange agreements with T-Mobile and Cricket License Company, LLC, a subsidiary of Leap Wireless, to exchange certain AWS licenses. These non-cash exchanges, which are subject to approval by the FCC and other customary closing conditions, are expected to close in 2013. The exchange includes a number of intra-market swaps that will result in more efficient use of the AWS band. As a result of these transactions, the Partnership expects to record an immaterial gain.

On April 18, 2012, the Partnership announced plans to initiate an open sale process for all of its 700 MHz lower A and B block spectrum licenses, subject to the receipt of acceptable bids. The Partnership acquired these licenses as part of FCC Auction 73 in 2008. On January 25, 2013, the Partnership agreed to sell 39 lower 700 MHz B block spectrum licenses to AT&T Inc. (AT&T) in exchange for a payment of $1.9 billion and the transfer by AT&T to the Partnership of AWS (10 MHz) licenses in certain markets in the western United States. The Partnership also agreed to sell certain lower 700 MHz B block spectrum licenses to an investment firm for a payment of $0.2 billion. These transactions are subject to approval by the FCC and the Department of Justice (DOJ). When finalized, the sales will result in the completion of the open sale process. The Partnership expects to deploy the remaining licenses as necessary to meet its own spectrum needs.

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

During 2010, the Partnership recorded a tax charge of approximately $0.2 billion for the taxable gain associated with these transactions.

Other

During 2012, the Partnership acquired various other wireless licenses and markets for cash consideration that was not significant and recorded $0.2 billion of goodwill as a result of these transactions.

During 2011, the Partnership acquired various other wireless licenses and markets for cash consideration that was not significant.

During 2010, the Partnership acquired the net assets and related customers of six operating markets in Louisiana and Mississippi in a transaction with AT&T Inc. for cash consideration of $0.2 billion. The purchase price allocation resulted in $0.1 billion of wireless licenses and $0.1 billion of goodwill.

3. Wireless Licenses, Goodwill and Other Intangibles, Net

Wireless Licenses

Changes in the carrying amount of Wireless licenses are as follows:

(dollars in millions)
Balance as of January 1, 2011	$72,843
Acquisitions (Note 2)	58
Capitalized interest on wireless licenses	196

Balance as of December 31, 2011	73,097
Acquisitions (Note 2)	4,544
Capitalized interest on wireless licenses	205
Reclassifications, adjustments and other	(204)

Balance as of December 31, 2012	$77,642

Reclassifications, adjustments, and other include the exchanges of wireless licenses in 2012. See Note 2 (“Acquisitions and Divestitures”) for additional details.

During the years ended December 31, 2012 and 2011, approximately $7.3 billion and $2.2 billion, respectively, of wireless licenses were under development for commercial service for which the Partnership was capitalizing interest costs.

The average remaining renewal period of the Partnership’s wireless license portfolio was 6.1 years as of December 31, 2012. See Note 1, Wireless Licenses, for further details.

Goodwill

Changes in the carrying amount of Goodwill are as follows:

(dollars in millions)
Balance as of January 1, 2011	$17,434
Acquisitions (Note 2)	94

Balance as of December 31, 2011	17,528
Acquisitions (Note 2)	209

Balance as of December 31, 2012	$17,737

Other Intangibles, net

Other intangibles, net are included in Other intangibles and other assets, net and consist of the following:

	At December 31, 2012			At December 31, 2011
(dollars in millions)	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Customer lists (6 to 8 years)	$2,187	$(1,550)	$637	$2,152	$(1,253)	$899
Non-network internal-use software (5 to 7 years)	1,462	(589)	873	1,225	(507)	718
Other (2 to 3 years)	26	(21)	5	25	(18)	7

Total	$3,675	$(2,160)	$1,515	$3,402	$(1,778)	$1,624

The amortization expense for other intangible assets was as follows:

Years	(dollars in millions)
2012	$ 465
2011	513
2010	687

Estimated annual amortization expense for other intangible assets is as follows:

Years	(dollars in millions)
2013	$ 431
2014	360
2015	287
2016	206
2017	120

4. Fair Value Measurements and Financial Instruments

The following table presents the balances of assets measured at fair value on a recurring basis as of December 31, 2012:

(dollars in millions)	Level 1	Level 2	Level 3	Total
Assets:
Other intangibles and other assets, net:
Derivative contracts—Cross currency swaps (Non-current)	$—	$153	$—	$153

Derivative contracts are valued using models based on readily observable market parameters for all substantial terms of the Partnership’s derivative contracts and thus are classified within Level 2. The Partnership uses mid-market pricing for fair value measurements of its derivative instruments.

The Partnership recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period. There were no transfers within the fair value hierarchy during 2012.

Fair Value of Short-term and Long-term Debt

The fair value of the Partnership’s debt is determined using various methods, including quoted market prices for identical terms and maturities, which is a Level 1 measurement, as well as quoted prices for similar terms and maturities in inactive markets and future cash flows discounted at current rates, which are Level 2 measurements. The fair value of the Partnership’s short-term and long-term debt, excluding capital leases, was as follows:

	At December 31, 2012		At December 31, 2011
(dollars in millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Short and long-term debt, excluding capital leases	$10,105	$12,235	$11,611	$14,047

Derivative Instruments

The Partnership has entered into derivative transactions to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Partnership employs risk management strategies which may include the use of a variety of derivatives including cross currency swaps and interest rate swap agreements. The Partnership does not hold derivatives for trading purposes.

Cross Currency Swaps

The Partnership previously entered into cross currency swaps designated as cash flow hedges to exchange approximately $1.6 billion of British Pound Sterling and Euro-denominated debt into U.S. dollars and to fix its future interest and principal payments in U.S. dollars, as well as to mitigate the impact of foreign currency transaction gains or losses. A portion of the gains and losses recognized in Other comprehensive income was reclassified to Other income and (expense), net to offset the related pretax foreign currency transaction gain or loss on the underlying debt obligations. The fair value of the outstanding swaps was not material at December 31, 2012 or December 31, 2011. During 2012 and 2011 the gains and losses with respect to these swaps were not material.

Concentrations of Credit Risk

Financial instruments that subject us to concentrations of credit risk consist primarily of temporary cash investments, trade receivables and derivative contracts. The Partnership’s policy is to deposit its temporary cash investments with major financial institutions. Counterparties to the Partnership’s derivative contracts are also major financial institutions. The financial institutions have all been accorded high ratings by primary rating agencies. The Partnership limits the dollar amount of contracts entered into with any one financial institution and monitors its counterparties’ credit ratings. The Partnership generally does not give or receive collateral on swap agreements due to its credit rating and those of its counterparties. While the Partnership may be exposed to credit losses due to the nonperformance of its counterparties, the Partnership considers the risk remote and does not expect the settlement of these transactions to have a material effect on its results of operations or financial condition.

5. Debt

Changes to debt during 2012 are as follows:

(dollars in millions)	Debt Maturing within One Year	Long-term Debt	Total
Balance at January 1, 2012	$1,553	$10,058	$11,611
Repayments of long-term borrowings and capital lease obligations	(1,569)	—	(1,569)
Reclassifications of long-term debt	1,465	(1,465)	—
Other	(1)	72	71

Balance at December 31, 2012	$1,448	$8,665	$10,113

Outstanding long-term debt obligations are as follows:

			(dollars in millions)
At December 31,	Interest Rates %	Maturities	2012	2011
Notes payable and other	5.55 - 8.88	2013 - 2018	$8,635	$9,331
Alltel assumed notes	6.50 - 7.88	2013 - 2032	1,500	2,315
Capital lease obligations (average rate of 7.2%)			8	—
Unamortized discount, net of premium			(30)	(35)
Total long-term debt, including current maturities			10,113	11,611
Less long-term debt maturing within one year			1,448	1,553
Total long-term debt			$8,665	$10,058

Verizon Wireless Capital LLC, a wholly-owned subsidiary of the Partnership, is a limited liability company formed under the laws of Delaware on December 7, 2001 as a special purpose finance subsidiary to facilitate the offering of debt securities of the Partnership by acting as co-issuer. Other than the financing activities as a co-issuer of the Partnership’s indebtedness, Verizon Wireless Capital LLC has no material assets, operations or revenues. The Partnership is jointly and severally liable with Verizon Wireless Capital LLC for co-issued notes.

Discounts, premiums, and capitalized debt issuance costs are amortized using the effective interest method.

2012

During February 2012, $0.8 billion of 5.25% Notes matured and were repaid. During July 2012, $0.8 billion of 7.0% Notes matured and were repaid.

2011

During May 2011, $4.0 billion aggregate principal amount of the Partnership’s two-year fixed and floating rate notes matured and were repaid. During December 2011, the Partnership repaid $0.9 billion upon maturity for the €0.7 billion of 7.625% Notes, and the related cross currency swap was settled.

Term Notes Payable to Affiliate

Under the terms of a fixed rate promissory note with Verizon Financial Services LLC (“VFSL”), a wholly-owned subsidiary of Verizon, the Partnership may borrow, repay and re-borrow up to a maximum principal amount of $0.8 billion. Amounts borrowed under this note bear interest at a rate of 5.8% per annum. The fixed rate note matures August 1, 2013. As of December 31, 2012, outstanding borrowings under this note were included within Other current liabilities on the consolidated balance sheet and were not material.

Debt Covenants

As of December 31, 2012, the Partnership is in compliance with all of its debt covenants.

Maturities of Long-Term Debt

Maturities of long-term debt outstanding at December 31, 2012 are as follows:

Years	(dollars in millions)
2013	$ 1,448
2014	3,495
2015	648
2016	299
2017	—
Thereafter	4,223

6. Long-Term Incentive Plan

Verizon Wireless Long-Term Incentive Plan (Wireless Plan)

The Wireless Plan provides compensation opportunities to eligible employees and other participating affiliates of the Partnership. The plan provides rewards that are tied to the long-term performance of the Partnership. Under the Wireless Plan, Value Appreciation Rights (VARs) were granted to eligible employees. As of December 31, 2012, all VARs were fully vested. The Partnership has not granted new VARs since 2004.

VARs reflect the change in the value of the Partnership, as defined in the Wireless Plan. Similar to stock options, the valuation is determined using a Black-Scholes model. Once VARs become vested, employees can exercise their VARs and receive a payment that is equal to the difference between the VAR price on the date of grant and the VAR price on the date of exercise, less applicable taxes. All outstanding VARs are fully exercisable and have a maximum term of 10 years. All VARs were granted at a price equal to the estimated fair value of the Partnership, as defined in the Wireless Plan, at the date of the grant.

The Partnership employs the income approach, a standard valuation technique, to arrive at the fair value of the Partnership on a quarterly basis using publicly available information. The income approach uses future net cash flows discounted at market rates of return to arrive at an estimate of fair value, as defined in the plan.

The following table summarizes the assumptions used in the Black-Scholes model for the year ended December 31, 2012:

2012 End of Period
Risk-free rate	0.19%
Expected term (in years)	0.62
Expected volatility	43.27%

The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of the measurement date. Expected volatility was based on a blend of the historical and implied volatility of publicly traded peer companies for a period equal to the VARs expected life ending on the measurement date.

For the years ended December 31, 2012, 2011 and 2010, the intrinsic value of VARs exercised during the period was $0.1 billion, respectively.

Cash paid to settle VARs for the years ended December 31, 2012, 2011 and 2010 was $0.1 billion, respectively.

Awards outstanding at December 31, 2012, 2011 and 2010 under the Wireless Plan are summarized as follows:

		Weighted Average
		Exercise Price	Vested
(shares in thousands)	VARs(a)	of VARs(a)	VARs(a)

Outstanding, January 1, 2010	16,591	$16.54	16,591
Exercised	(4,947)	24.47
Cancelled/Forfeited	(75)	22.72

Outstanding, December 31, 2010	11,569	13.11	11,569
Exercised	(3,303)	14.87
Cancelled/Forfeited	(52)	14.74

Outstanding, December 31, 2011	8,214	12.39	8,214
Exercised	(3,427)	10.30
Cancelled/Forfeited	(21)	11.10

Outstanding, December 31, 2012	4,766	$13.89	4,766

(a)	The weighted average exercise price is presented in dollars; VARs are presented in units. At December 31, 2012 all outstanding VARs had an exercise price of $13.89 and have a weighted average remaining contractual life of 1.25 years.

As of December 31, 2012 the aggregate intrinsic value of VARs outstanding and vested was $0.2 billion.

Verizon Communications Inc. Long-Term Incentive Plan

The Verizon Communications Inc. Long-Term Incentive Plan (the Verizon Plan) permits the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance stock units and other awards to Partnership employees. The maximum number of shares available for awards from the Verizon Plan is 119.6 million shares.

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

The Partnership had approximately 4.7 million and 4.6 million RSUs outstanding under the Verizon Plan as of December 31, 2012 and 2011, respectively.

Performance Stock Units

The Verizon Plan also provides for grants of Performance Stock Units (PSUs) that generally vest at the end of the third year after the grant. As defined by the Verizon Plan, the Human Resources Committee of the Board of Directors of Verizon determines the number of PSUs a participant earns based on the extent to which the corresponding performance goals have been achieved over the three-year performance cycle. The PSUs are classified as liability awards because the PSU awards are paid in cash upon vesting. The PSU award liability is measured at its fair value at the end of each reporting period and, therefore, will fluctuate based on the price of Verizon common stock as well as performance relative to the targets. Dividend equivalent units are also paid to participants at the time that the PSU award is determined and paid, and in the same proportion as the PSU award.

The Partnership had approximately 7.0 million and 6.8 million PSUs outstanding under the Verizon Plans as of December 31, 2012 and 2011, respectively.

As of December 31, 2012, unrecognized compensation expense related to the unvested portion of the Partnership’s RSUs and PSUs was approximately $0.1 billion and is expected to be recognized over a weighted-average period of approximately two years.

Stock-Based Compensation Expense

For each of the years ended December 31, 2012, 2011 and 2010, the Partnership recognized compensation expense for stock based compensation related to VARs, RSUs and PSUs of $0.3 billion, $0.2 billion and $0.2 billion, respectively.

7. Income Taxes

Provision for Income Taxes

The provision for income taxes consists of the following:

		(dollars in millions)
Years Ended December 31,	2012	2011	2010

Current tax provision:
Federal	$106	$476	$874
State and local	(28)	103	128

	78	579	1,002

Deferred tax provision:
Federal	35	369	1
State and local	88	(1)	64

	123	368	65

Provision for income taxes	$201	$947	$1,067

A reconciliation of the income tax provision computed at the statutory tax rate to the Partnership’s effective tax rate is as follows:

	(dollars in millions)
Years Ended December 31,	2012	2011	2010

Income tax provision at the statutory rate	$7,481	$6,264	$6,210
State and local income taxes, net of U.S. federal benefit	47	57	140
Other	3	(7)	183
Partnership income not subject to federal or state income taxes	(7,330)	(5,367)	(5,466)

Provision for income tax	$201	$947	$1,067

Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. Significant components of the Partnership’s deferred taxes are shown in the following table:

	(dollars in millions)
At December 31,	2012	2011

Deferred tax assets:
Net operating loss carryforward	$122	$101
Valuation allowance	(55)	(35)
Other	134	195

Total deferred tax assets	201	261

Deferred tax liabilities:
Intangible assets	9,355	9,293
Plant, property and equipment	1,445	1,444
Other	264	297

Total deferred tax liabilities	11,064	11,034

Net deferred tax asset-current(a)	76	89

Net deferred tax liability-non-current	$10,939	$10,862

(a)	Included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

At December 31, 2012, the Partnership had state net operating loss carryforwards of $3.0 billion. These net operating loss carryforwards expire at various dates principally from December 31, 2017 through December 31, 2032.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	(dollars in millions)
	2012	2011	2010

Balance as of January 1	$267	$393	$506
Additions based on tax positions related to the current year	13	10	21
Additions for tax positions of prior years	72	53	10
Reductions for tax positions of prior years	(49)	(187)	(106)
Reductions due to lapse of applicable statute of limitations	—	(2)	—
Settlements	3	—	(38)

Balance as of December 31	$306	$267	$393

Included in the total unrecognized tax benefits balance is $0.2 billion as of December 31, 2012, 2011 and 2010 that, if recognized, would favorably affect the effective tax rate. The remaining unrecognized tax benefits relate to temporary items that would not affect the effective tax rate.

The after-tax accrual for the payment of interest and penalties in the balance sheet relating to the unrecognized tax benefits reflected above was not significant for the years ended December 31, 2012, 2011 and 2010.

The net after-tax benefits (expenses) related to interest in the provision for income taxes was not significant as of December 31, 2012, 2011 and 2010.

The Partnership or its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and local jurisdictions. The Partnership is generally no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2000. The Internal Revenue Service (IRS) is currently examining some of the Partnership’s subsidiaries. As a result of the anticipated resolution of various income tax matters within the next twelve months, the Partnership believes that it is reasonably possible that the unrecognized tax benefits may be adjusted. An estimate of the amount of the change attributable to any such settlement cannot be made until issues are further developed or examinations close.

8. Leases

As Lessee

The Partnership has entered into operating leases for facilities and equipment used in its operations. Lease contracts include renewal options that include rent expense adjustments based on the Consumer Price Index as well as annual and end-of-lease term adjustments. Rent expense is recorded on a straight-line basis over the non-cancellable lease term which is generally determined to be the initial lease term. Total rent expense under operating leases amounted to $1.8 billion in 2012, $1.7 billion in 2011 and $1.8 billion in 2010.

The aggregate future minimum rental commitments under non-cancellable operating leases, excluding renewal options that are not reasonably assured for the periods shown at December 31, 2012, are as follows:

(dollars in millions) Years	Operating Leases
2013	$1,536
2014	1,381
2015	1,201
2016	990
2017	755
Thereafter	3,356

Total minimum rental commitments	$9,219

9. Supplementary Financial Information

Supplementary Balance Sheet Information

	At December 31,
(dollars in millions)	2012	2011
Receivables, Net:
Accounts receivable	$5,848	$5,287
Other receivables	864	714
Unbilled revenue	295	326

	7,007	6,327

Less: allowance for doubtful accounts	(350)	(338)

Receivables, net	$6,657	$5,989

		(dollars in millions)
At December 31,	Lives (years)	2012	2011

Plant, Property and Equipment, Net:
Land	—	$244	$245
Buildings	20-45	10,855	9,986
Wireless plant and equipment	3-15	54,867	50,914
Furniture, fixtures and equipment	3-10	3,603	3,673
Leasehold improvements	5	4,310	3,987
Construction-in-progress(b)	—	2,572	1,911

		76,451	70,716
Less: accumulated depreciation(c)		(41,905)	(37,265)

Plant, property and equipment, net(a)		$34,546	$33,451

(a)	Interest costs of $0.1 billion and network engineering costs of $0.4 billion were capitalized during each of the years ended December 31, 2012 and 2011, respectively.

(b)	Construction-in-progress includes $1.2 billion and $0.7 billion of accrued but unpaid capital expenditures as of December 31, 2012 and 2011, respectively.

(c)	Depreciation of plant, property and equipment was $7.5 billion, $7.4 billion and $6.8 billion, for the years ended December 31, 2012, 2011 and 2010, respectively.

	(dollars in millions)
At December 31,	2012	2011

Accounts Payable and Accrued Liabilities:
Accounts payable, accrued interest and accrued expenses	$4,798	$4,268
Accrued payroll and related employee benefits	1,385	1,376
Taxes payable	427	476
Accrued commissions	924	695

Accounts payable and accrued liabilities	$7,534	$6,815

Supplementary Statements of Income Information

	(dollars in millions)
For the Years Ended December 31,	2012	2011	2010
Advertising and Promotional Cost:	$1,826	$1,925	$1,801

Employee Benefit Plans:
Matching contribution expense	$247	$231	$217
Profit sharing expense	60	82	108

Interest Expense, Net:
Interest expense	$(776)	$(954)	$(1,094)
Capitalized interest	334	344	778

Interest expense, net	$(442)	$(610)	$(316)

Supplementary Cash Flows Information

	(dollars in millions)
For the Years Ended December 31,	2012	2011	2010
Net cash paid for income taxes	$245	$505	$1,236
Interest paid, net of amounts capitalized	464	610	284

10. Noncontrolling Interest

Noncontrolling interests in equity of subsidiaries were as follows:

	(dollars in millions)
At December 31,	2012	2011
Verizon Wireless of the East LP	$1,179	$1,179
Cellular partnerships - various	865	773

Noncontrolling interest in consolidated entities	$2,044	$1,952

Verizon Wireless of the East LP

Verizon Wireless of the East LP is a limited partnership formed in 2002 and is controlled and managed by the Partnership. Verizon held the noncontrolling interest of Verizon Wireless of the East LP at December 31, 2012 and 2011. As per the agreement between the Partnership and Verizon, Verizon has not been allocated any of the profits of Verizon Wireless of the East LP.

11. Other Transactions with Affiliates

In addition to transactions with Affiliates in Note 5, other significant transactions with Affiliates are summarized as follows:

	(dollars in millions)
For the Years Ended December 31,	2012	2011	2010
Revenue related to transactions with affiliated companies	$83	$87	$94
Cost of service(a)	1,365	1,396	1,471
Selling, general and administrative expenses(b)	584	312	225
Interest incurred(c)	—	—	9

(a)	Affiliate cost of service primarily represents charges for long distance, direct telecommunication and roaming services provided by affiliates.

(b)	Affiliate selling, general and administrative expenses include charges from affiliates for services provided, including insurance, leases, office telecommunications, and billing and lockbox services, as well as services billed from Verizon Corporate Services, Verizon Sourcing LLC, Verizon Corporate Resources Group and Verizon Data Solutions for functions performed under service level agreements.

(c)	Interest costs of $7 million were capitalized in Wireless licenses and Plant, property and equipment, net in the year ended December 31, 2010.

Other Transactions with Affiliates

Accounts payable and accrued liabilities as of December 31, 2012 and 2011 include $92 million and $44 million, respectively, due to affiliates primarily comprised of costs associated with services provided in the normal course of business and roaming services.

Distributions to Partners

In May 2013, the Board of Representatives of the Partnership declared a distribution to its owners in the aggregate amount of $7.0 billion, payable on June 25, 2013, in proportion to their respective partnership interests on the date of such distribution. Based on current ownership interests in the Partnership, Verizon will receive cash payments aggregating $3.85 billion and Vodafone will receive cash payments aggregating $3.15 billion.

In November 2012, the Board of Representatives of the Partnership declared a distribution to its owners, which was paid in the fourth quarter of 2012 in proportion to their partnership interests on the payment date, in the aggregate amount of $8.5 billion. As a result, Vodafone received a cash payment of $3.8 billion and the remainder of the distribution was received by Verizon.

In July 2011, the Board of Representatives of the Partnership declared a distribution to its owners, which was paid in the first quarter of 2012 in proportion to their partnership interests on the payment date, in the aggregate amount of $10 billion. As a result, Vodafone received a cash payment of $4.5 billion and the remainder of the distribution was received by Verizon.

As required under the Partnership Agreement, the Partnership paid aggregate tax distributions of $7.2 billion, $3.1 billion and $3.8 billion to its Partners during the years ended December 31, 2012, 2011 and 2010 respectively. In addition to quarterly tax distribution to its Partners, its Partners have directed the Partnership to make supplemental tax distributions to them, subject to the Partnership’s board of representatives’ right to reconsider these distributions based on significant changes in overall business and financial conditions. During the year ended December 31, 2012, the Partnership made supplemental tax distributions in the aggregate amount of $0.7 billion, which is included in the total distribution paid above. Subsequent annual supplemental tax distributions in the amount of $0.9 billion, comprised of $0.5 billion to Verizon Communications and $0.4 billion to Vodafone in each of 2013 and 2014, are expected to be paid in equal quarterly installments during each of those years on the same dates that the established regular quarterly tax distributions are made.

During February 2013, the Partnership paid aggregate tax distributions of $2.1 billion to its Partners.

12. Accumulated Other Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting Partners’ capital that, under GAAP, are excluded from net income. The components of Accumulated other comprehensive income are as follows:

	(dollars in millions)
Years Ended December 31,	2012	2011
Unrealized gains on cash flow hedges	$80	$59
Defined benefit pension and postretirement plans	4	4

Accumulated other comprehensive income	$84	$63

13. Commitments and Contingencies

Bell Atlantic, now known as Verizon Communications, and Vodafone entered into an alliance agreement to create a wireless business composed of both companies’ U.S. wireless assets, as amended, which the Partnership refers to as the “Alliance Agreement”. The Alliance Agreement contains a provision, subject to specified limitations, that requires Verizon and Vodafone to indemnify the Partnership for certain contingencies, excluding PrimeCo Personal Communications L.P. contingencies, arising prior to the formation of the Partnership.

Where it is determined, in consultation with counsel based on litigation and settlement risks, that a loss is probable and estimable in a given matter, the Partnership establishes an accrual. In none of the currently pending matters is the amount of accrual material. An estimate of the reasonably possible loss or range of loss in excess of the amounts already accrued cannot be made at this time due to various factors typical in contested proceedings, including (1) uncertain damage theories and demands; (2) a less than complete factual record; (3) uncertainty concerning legal theories and their resolution by courts or regulators; and (4) the unpredictable nature of the opposing party and its demands. The Partnership continuously monitors these proceedings as they develop and adjusts any accrual or disclosure as needed. The Partnership does not expect that the ultimate resolution of any pending regulatory or legal matter in future periods will have a material effect on the Partnership’s financial condition, but it could have a material effect on the Partnership’s results of operations for a given reporting period.

Verizon has entered into reimbursement agreements with third-party lenders that permit these lenders to issue letters of credit to third parties on behalf of the Partnership and the Partnership’s subsidiaries, including Alltel, following the acquisition of Alltel.

The Partnership has several commitments primarily to purchase handsets and peripherals, equipment, software, programming and network services, and marketing activities, which will be used or sold in the ordinary course of business, from a variety of suppliers totaling $24.7 billion. Of this total amount, $23.5 billion is attributable to 2013, $0.5 billion is attributable to 2014 through 2015, $0.7 billion is attributable to 2016 through 2017 and an immaterial amount is attributable to years thereafter. These amounts do not represent the Partnership’s entire anticipated purchases in the future, but represent only those items that are the subject of contractual obligations. The Partnership’s commitments are generally determined based on the noncancelable quantities or termination amounts. Purchases against the Partnership’s commitments for 2012 totaled approximately $10.1 billion. The Partnership also purchases products and services as needed with no firm commitment.

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

C-1

Fees Payable By The Depositary To The Issuer

As set out above, pursuant to the deposit agreement, the depositary may charge up to $0.02 per ADR in respect of dividends paid by us. We have agreed with the depositary that any dividend fee collected by it is paid to us, net of any dividend collection fee charged by it. For the year ended 31 March 2013, we agreed with the depositary that it will charge $0.01 per ADR in respect of any interim dividend and $0.02 per ADR in respect of any final dividend paid during that year.

As at 31 March 2013, we have received approximately $25.5 million arising out of fees charged in respect of dividends paid during the year. We also have an agreement with the depositary that it will absorb any of its out-of-pocket maintenance costs for servicing the holders of the ADRs up to $1,250,000 per calendar year. However, any of the depositary’s out-of-pocket maintenance costs which exceed the $1,250,000 annual aggregate limits will be reimbursed by us.

C-2

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VODAFONE GROUP PUBLIC LIMITED COMPANY (Registrant)

/s/ R E S Martin

Rosemary E S Martin Group General Counsel and Company Secretary

Date: 7 June 2013

Index of Exhibits to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2013

1.1	Articles of Association, as adopted on June 30, 1999 and including all amendments made on July 25, 2001, July 26, 2005, July 25, 2006, July 24, 2007, July 29, 2008, July 28, 2009 and July 27, 2010, of the Company (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011).

2.1	Indenture, dated as of February 10, 2000, between the Company and Citibank, N.A., as Trustee, including forms of debt securities (incorporated by reference to Exhibit 4(a) of Post Effective Amendment No. 1 to the Company’s Registration Statement on Form F-3, dated November 24, 2000).

2.2	Agreement of Resignation, Appointment and Acceptance dated as of July 24, 2007, among the Company, Citibank N.A. and The Bank of New York Mellon (incorporated by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2008).

2.3	Tenth Supplemental Trust Deed dated July 8, 2011, between the Company and the Law Debenture Trust Corporation p.l.c. further modifying the provisions of the Trust Deed dated July 16, 1999 relating to a €30,000,000,000 Euro Medium Term Note Programme.

4.1	Agreement for US$4,015,000,000 five year Revolving Credit Facility dated March 9, 2011, among the Company and various lenders, subsequently amended when the Company exercised an option to extend the agreement by one year (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011).

4.2	Lender Accession Agreement with Bank of China Limited, London Branch, effective as of March 17, 2011 (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011).

4.3	Agreement for €4,000,000,000 five year Revolving Credit Facility dated July 1, 2010 among the Company and various lenders (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011).

4.4	Lender Accession Agreement with Bank of China Limited, London Branch, effective as of March 17, 2011 (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011).

4.5	Vodafone Group 1999 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.6	Vodafone Group 2005 Global Incentive Plan (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006).

4.7	Service Agreement of Andrew Halford (incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006).

4.8	Letter of Appointment of Dr. John Buchanan (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2003).

4.9	Letter of Appointment of Anne Lauvergeon (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006).

4.10	Letter of Appointment of Luc Vandevelde (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2004).

4.11	Letter of Appointment of Anthony Watson (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006).

4.12	Letter of Appointment of Philip Yea (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report for the financial year ended March 31, 2006).

4.13	Service Agreement of Vittorio Colao (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2009).

4.14	Letter of Appointment of Alan Jebson (incorporated by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2007).

4.15	Letter of Appointment of Nick Land (incorporated by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2007).

4.16	Letter of Appointment of Simon Murray (incorporated by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2008).

4.17	Letter of Appointment of Sam Jonah (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2009).

4.18	Service Agreement of Michel Combes (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2009)

4.19	Service Agreement of Stephen Pusey (incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2009).

4.20	Letter of Indemnification for Andy Halford (incorporated by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010).

4.21	Letter of Indemnification for Michel Combes (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010).

4.22	Letter of Indemnification for Steve Pusey (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010).

4.23	Letter of Indemnification for Dr. John Buchanan (incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010).

4.24	Letter of Indemnification for Philip Yea (incorporated by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010).

4.25	Letter of Indemnification for Luc Vandevelde (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010).

4.26	Letter of Appointment of Renee James (incorporated by reference to Exhibit 4.35 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011).

4.27	Letter of Appointment of Gerard Kleisterlee (incorporated by reference to Exhibit 4.36 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011).

4.28	Letter of Appointment of Omid Kordestani.

7.	Unaudited Computation of Ratio of Earnings to Fixed Charges for the financial years ended March 31, 2013, 2012, 2011, 2010 and 2009.

8.	The list of the Company’s subsidiaries is incorporated by reference to Note A-8 to the Consolidated Financial Statements included in the Annual Report on Form 20-F for the financial year ended March 31, 2013.

12.	Rule 13a – 14(a) Certifications.

13.	Rule 13a – 14(b) Certifications. These certifications are furnished only and are not filed as part of the Annual Report on Form 20-F for the financial year ended March 31, 2013.

15.1	Consent letter of Deloitte LLP, London.

15.2	Consent letter of Deloitte & Touche LLP, New York.