Form 20-F
period 2014-03-31
VODAFONE GROUP PUBLIC LTD CO
filed 2014-06-10
CIK 839923

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2014

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

Ordinary Shares of 20 20/21 US cents each	26,439,960,221
7% Cumulative Fixed Rate Shares of £1 each	50,000

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No   ☑

SCHEDULE A

Title of each class	Name of each exchange on which registered
Ordinary shares of 20 20/21 US cents each	NASDAQ Global Select Market*
American Depositary Shares (evidenced by American Depositary Receipts) each representing ten ordinary shares	NASDAQ Global Select Market
Floating rate Notes due February 2016	New York Stock Exchange
5.625% Notes due February 2017	New York Stock Exchange
1.625% Notes due March 2017	New York Stock Exchange
1.25% Notes due September 2017	New York Stock Exchange
1.5% Notes due February 2018	New York Stock Exchange
4.625% Notes due July 2018	New York Stock Exchange
5.450% Notes due June 2019	New York Stock Exchange
4.375% Notes due March 2021	New York Stock Exchange
2.5% Notes due September 2022	New York Stock Exchange
2.95% Notes due February 2023	New York Stock Exchange
2.95% Notes due February 2023	New York Stock Exchange
7.875% Notes due February 2030	New York Stock Exchange
6.25% Notes due November 2032	New York Stock Exchange
6.15% Notes due February 2037	New York Stock Exchange
4.375% Notes due February 2043	New York Stock Exchange

*	Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Empowering everybody to be confidently connected Vodafone group plc annual report on form 20-f 2014

Vodafone Group Plc

Annual Report on Form 20-F 2014

Inside this year’s report

The following sections constitute the strategic report:

Overview In this section: An introduction to the report covering who we are, the Chairman’s reflections on the year, notable events, and a snapshot of where and how we do business.	1	About us
	2	Chairman’s statement
	3	Financial highlights
	4	Our year
	8	Where we do business
	10	How we do business

Strategy review In this section: A summary of the changing landscape we operate in, and how that has shaped our strategy and financial position. Plus a review of performance against our goals and our approach to running a sustainable business.	12	Chief Executive’s review	21	Our strategy
	14	Crystallising value from Verizon Wireless		22	Consumer Europe
	16	Key performance indicators		24	Unified Communications
	18	Market overview		26	Consumer Emerging Markets
				28	Enterprise
				30	Network
				32	Operations
			34	Sustainable business
			36	Our people

Performance In this section: Commentary on operating performance for the Group, the key operating segments – Europe and AMAP (Africa, Middle East and Asia Pacific), and a summary of key risks.	38	Chief Financial Officer’s review
	40	Operating results
	46	Risk summary

Governance In this section: The governance framework, including the role and effectiveness of the Board and the alignment of the interests of management with long-term value creation.	49	Chairman’s overview
	50	Board of directors and Group management
	54	Corporate governance
	69	Directors’ remuneration
	86	Directors’ report

Financials In this section: The statutory financial statements of both the Group and the Company and associated audit report.	87	Contents	92	Report of Independent Registered Public
	88	Directors’ statement of responsibility		Accounting Firm on the consolidated
	90	Risk mitigation		financial statements
	91	Report of Independent Registered Public	96	Consolidated financial statements and
		Accounting Firm on internal control over		financial commentary
		financial reporting	176	This page is intentionally left blank

Additional information In this section: Find out about our shares, history and development, regulatory matters impacting our business, an assessment of potential risks to the Company, and other statutory financial information.	182	Shareholder information	211	Definition of terms
	190	History and development	213	Selected financial data
	191	Regulation	Exhibit 1.1		Exhibit 4.31	Exhibit 7
	196	Principal risk factors and uncertainties	Exhibit 2.3		Exhibit 4.32	Exhibit 12
	201	Non-GAAP information	Exhibit 4.5		Exhibit 4.33	Exhibit 13
	206	Form 20-F cross reference guide	Exhibit 4.6		Exhibit 4.34	Exhibit 15.1
	209	Forward-looking statements	Exhibit 4.30		Exhibit 4.35	Exhibit 15.2

This constitutes the annual report on Form 20-F of Vodafone Group Plc (the ‘Company’) in accordance with the requirements of the US Securities and Exchange Commission (the ‘SEC’) for the year ended 31 March 2014 and is dated 10 June 2014. This document contains certain information set out within the Company’s annual report in accordance with International Financial Reporting Standards (‘IFRS’) and with those parts of the UK Companies Act 2006 applicable to companies reporting under IFRS, dated 20 May 2014, as updated or supplemented if necessary. The content of the Group’s website (www.vodafone.com) should not be considered to form part of this annual report on Form 20-F.

Unless otherwise stated references to “year” or “2014” mean the financial year ended 31 March 2014, to “2013” or “previous year” mean the financial year ended 31 March 2013, and to the “fourth quarter” or “Q4” are to the quarter ended 31 March 2014. For other references please refer to page 45.

All amounts marked with an “*” represent organic growth, which excludes the impact of foreign currency movements, acquisitions and disposals and certain other items, see definition on page 212. Definitions of terms used throughout the report can be found on pages 211 and 212.

The terms “Vodafone”, the “Group”, “we”, “our” and “us” refer to the Company and, as applicable, its subsidiaries and/or interests in joint ventures and associates.

Website references are for information only and are not incorporated by reference into our Annual Report on Form 20-F.

About us
We’ve come a long way since making the first ever While we expect these actions to improve our mobile call in the UK on 1 January 1985. In 30 years, business performance over time, we recognise that a small mobile operator in Newbury has grown financial results alone are not enough. A commitment into a global business and one of the most valuable to improve our social impact and behave ethically telecoms brands in the world. We now have mobile and responsibly at all times is integral to ensuring the operations in 27 countries and partner with mobile long-term sustainability of our businesses. networks in 48 more. Today, we have 434 million mobile customers around the world. And because Our business is constantly evolving to adapt to changes we now do more than just mobile, we’re able to provide in customer behaviour, technology, regulation and fixed broadband services in 17 markets, and 9 million the competitive landscape. Our strategy is our customers use us for their fixed broadband needs. response to these changes, while ensuring we operate in a responsible way.
Our core purpose is to empower our customers to be confidently connected – whether at home, As you’ll see in this year’s report, during the daily commute, in the office, or abroad – we are making great strides wherever and however they choose. We want everyone towards our strategic goals, to be confidently connected to their friends, families, as we begin to realise our vision and customers, and to always have access to the of empowering everybody content and information they choose.
to be confidently connected…
We’re aiming to differentiate ourselves from our competitors, by having the best network, providing the best customer experience and having the best This year’s report contains a new strategic report on pages integrated worry-free solutions. 1 to 47, which includes an analysis of our performance and position, a review of the business during the year, and outlines the principal risks and uncertainties we face. The strategic report was approved by the Board and signed on its behalf by the Chief Executive and Chief Financial Officer.
Vittorio Colao Nick Read
Chief Executive Chief Financial Officer

Chairman’s statement
Reflections on the year
It has been a momentous year for Vodafone and our shareholders. We have completed the second biggest transaction in corporate history, with the sale of our interest in Verizon Wireless; progressed our unified communications strategy with the acquisition of leading cable companies; and delivered the biggest ever return to shareholders, of US$85 billion (Ł51 billion).
Three pillars of success
Three distinct elements sum up why Vodafone has had such a strong track record of shareholder value creation over recent years. First, in response to the increasing demand for data we have formulated a clear strategy of becoming a leading unified communications provider and to strengthen further our network and service differentiation, through investments in mobile and fixed capabilities. Second, we have made significant progress in executing our strategy. We have actively managed our portfolio, particularly disposing of our non-controlling interests, and used part of the proceeds to accelerate the roll-out of 3G and 4G mobile capability and the deployment of next-generation fixed line operations in a number of key markets. To accelerate our strategy further we acquired Kabel Deutschland in Germany and agreed the purchase of Ono in Spain – two leading cable companies in their respective markets. Finally, we have extended our very strong track record of balancing the long-term needs of the business with significant returns to shareholders. We ended the year in a strong financial position and with a clear strategy for long-term growth.
Our role in society and protection of customer data
Telecommunications technology has a significant positive impact on economic development and individual wellbeing. We remain committed to enhancing the positive social impact of mobile – our networks and services are used to address everything from illiteracy to supporting the local healthcare infrastructure and realising the potential of budding entrepreneurs.
Our technology helps people to connect and share information. In this context data protection is critical. However, this year there have been a number of troubling allegations about the activities of security agencies in accessing customer data. As a trusted communications service provider, we view our customers’ privacy as absolutely key.
As a demonstration of our commitment to transparency in this regard, our latest sustainability report includes a section on law enforcement disclosure. This explains the nature and extent of government powers to order our assistance, together with information about agency and authority demands in countries where statistical data can lawfully be disclosed.
We are dependent on government policies and regulatory frameworks.
While this applies to all our operations, it is critical for the development of a globally competitive and healthy telecom industry in Europe. Europe needs to find the right balance between protecting consumer interests and the consumer’s long-term interest in investment in next-generation telecom infrastructure and innovation, that will enable future growth and prosperity for its citizens. So far that balance in our opinion has not been found in the proposals for reform of the digital single market currently under consideration in Brussels.
Alignment with shareholders
Our remuneration policies continue to ensure that management is strongly aligned with shareholders, with a focus on rewarding long-term value creation. After the return of value arising from the sale of our Verizon Wireless stake, Vittorio, and other members of the Executive Committee reinvested a significant proportion of their net proceeds back into Vodafone shares to demonstrate their commitment to the business and the strength of that alignment. The Board continues to consider the ordinary dividend to be the core element of shareholder returns, and believes in a consistent dividend policy. This year we raised the dividend per share by 8%, and as a reflection of our confidence in our future performance, we intend to raise it annually hereafter.
Changes to the Board
During the year, Andy Halford informed the Board of his intention to step down as Group CFO. I would like to thank him for his outstanding contribution to Vodafone during his eight year tenure as CFO and in his previous roles. He has brought an invaluable rigour and clarity to our financial reporting and investor communication, while consistently driving significant improvements to our organisational efficiency. I am confident that Nick Read, who joined the Board as CFO on 1 April 2014, will be a worthy successor. During the year there were a number of changes to the non-executive team and these are set out in my Governance statement on page 49. My medium-term ambitions for the composition of the Board are to bring in further marketing expertise, and achieve a greater gender balance. By September we will have three female directors and we will be well on our way to our goal of 25% of Board members being women by 2015.

Overview | Strategy review | Performance | Governance | Financials | Additional information 03

Financial highlights

Mixed financial performance

Read more 38, 40

£12.1bn +5.7%
Cash generated by operations
Cash generated by operations increased by 5.7%, primarily as a result of higher working capital related cash flows.

£6.3bn +19.3%
Capital expenditure[1]
Cash capital expenditure increased by £1.0 billion driven by the acquisition of Kabel Deutschland, the fibre roll-out in Spain, and initial Project Spring investment in India and Germany.

11.00p
Ordinary dividend per share
We have announced a final dividend per share of 7.47 pence, giving total dividends per share for the year of 11.00 pence – an 8% increase year-on-year.

Note:
1 See "Non-GAAP information" on pages 201 and 202 for further information.

Mixed performance financial
Our financial performance this year reflects the combination of good performance in emerging markets and challenging conditions in Europe.
38,
Read more 40
Ł38.3bn +0.8% Ł59.4bn N/A Ł12.1bn +5.7%
Revenue Profit for the financial year Cash generated by operations
Revenues increased by 0.8% as growth in our AMAP Profit for the financial year increased by Ł58.8 billion Cash generated by operations increased by 5.7%, region and from business acquisitions offset revenue primarily due to a pre-tax gain on disposal of our interest primarily as a result of higher working capital related declines in Europe. in Verizon Wireless of Ł45.0 billion and recognition cash flows. of deferred tax assets of Ł19.3 billion.
17.54p -12.8% Ł6.3bn +19.3% Ł4.2bn -24.0%
Adjusted earnings per share Capital expenditure1 Free cash flow1
Adjusted earnings per share was down 12.8% mainly Cash capital expenditure increased by Ł1.0 billion driven Free cash flow declined by 24.0%, reflecting the fall reflecting both lower adjusted EBITDA and higher by the acquisition of Kabel Deutschland, the fibre roll-out in adjusted EBITDA, increased capital expenditure depreciation and amortisation. in Spain, and initial Project Spring investment in India and the impact of weaker exchange rates in our and Germany. emerging markets.

Our year
A with year activity bursting
April
Expanding Vodafone Red
We expanded Vodafone Red – our customer proposition offering unlimited calls and texts with generous data allowances – to 14 markets.
By March 2014 we reached 20 markets.
April
M-Pesa in India
We launched M-Pesa, our money-transfer service in India. The initial launch included over 8,000 agents in the eastern areas of India, covering around 220 million people, and we have expanded the service nationwide throughout the year.
June
Kabel Deutschland
We announced plans to acquire Kabel Deutschland, Germany’s largest cable operator, for €10.7 billion (Ł9.1 billion). This helps us create a leading unified communications operator in Germany offering combined fixed and mobile services. The transaction closed in October 2013.

August
4G
We launched 4G in two more markets – the UK and the Netherlands. In the UK the service includes Sky Sports or Spotify. We also launched 4G in Australia, the Czech Republic, Ireland, Malta and Spain during the year.
September
in Sale Verizon of our Wireless interest
We announced an agreement to sell our
45% interest in Verizon Wireless to Verizon for US$130 billion (Ł79 billion). This was the second largest corporate deal in history when it completed on 21 February 2014.
As part of this transaction we increased our ownership of Vodafone Italy from 77% to 100%. See page 14 for more information.
November
Project Spring
We announced details of our Project Spring strategy to increase our organic investment over two years to deliver network and service differentiation compared to our competitors. See page 13 for more information on Project Spring.

November
Vodafone Foundation
Instant Network
Two Instant Networks, which each pack into four cases, were deployed 24 hours after Typhoon Haiyan, to establish a temporary replacement mobile network where permanent infrastructure was destroyed. In just 29 days, it enabled people to send over 1.4 million texts and make over 443,200 calls.
December
M-Pesa “Text to Treatment” programme
The Vodafone Foundation announced a partnership with Kick4Life in Lesotho, a country where almost 1 in 4 live with HIV/AIDS, to accelerate the number of children being tested and treated for the virus. The initiative aims to get a generation of young people on antiretrovirals via our M-Pesa “Text to Treatment” programme.
January
New brand strategy – Vodafone Firsts
We launched our Firsts programme, inspiring people to do something remarkable for the first time using mobile technology. This new global brand engagement strategy will be launching across all our markets in 2014.

February
New spectrum in India
We acquired and renewed spectrum in auctions held in India for Ł1.9 billion to provide customers with enhanced mobile voice and data services.
March
The single largest return of value to shareholders
Following the sale of our interest in
Verizon Wireless, we completed the return of US$85 billion (Ł51 billion) to shareholders – the single largest in history.
March
Ono
We announced plans to acquire Ono,
Spain’s largest cable operator, for €7.2 billion (Ł6.0 billion). This, combined with our fibre deployment, will create a leading unified communications provider in Spain.

Where we do business

Breadth of services, scale and global reach

We are one of the world's largest telecommunications companies providing a wide range of services including voice, messaging, data and fixed broadband. We have 434 million mobile customers and 9 million fixed broadband customers across the globe.

Our business is split across two geographic regions – Europe, and Africa, Middle East and Asia Pacific ('AMAP'), which includes our emerging markets.

The services we provide

Group service revenue on a management basis 2014

Other
4%
Fixed
15%
Mobile
81%

Over 1 trillion
Voice
We carried 1.2 trillion minutes of calls over our network last year – that's the equivalent of everyone around the world talking for two and a half hours.

544 petabytes
Data
Over 544 petabytes of data were sent across our network last year – that's enough data for over 100 billion one minute video clips.

337 billion
Messaging
Our network carried 337 billion text, picture, music and video messages last year.

9.3 million
Fixed broadband
We have 9.3 million fixed broadband customers, mainly in Germany, Spain and Italy.

Other services
Includes revenue from mobile virtual network operators ('MVNOs') using our network in our markets and from operators outside our footprint using our products and services as part of our partner market network that spans 48 countries.

Breadth of services scale and globle reach
over 1 trillion 337 billion 9.3 million 544 petabytes

Overview | Strategy review | Performance | Governance | Financials | Additional information
09

Our international reach

Group revenue on a management basis 2014

Europe
£28.0bn
AMAP
£15.0bn
Other (includes partner markets and common functions)
£0.6bn

Europe

We are the number one or two mobile operator in most of our European markets with market shares ranging from around 25% to over 40%. We have a small but growing share in fixed line across Europe, with the acquisition of Kabel Deutschland and proposed acquisition of Ono boosting our positions in Germany and Spain.

Countries

Albania
Czech Republic*
Germany*
Greece*
Hungary
Ireland*
Italy*
Malta*
Netherlands*
Portugal*
Romania*
Spain*
UK*

* Markets where we have fixed broadband operations.

AMAP

We are the number one or two mobile operator in most of our AMAP region. Our mobile market shares vary by market from around 20% to over 50%.

Countries

Australia
Egypt*
Fiji
Ghana*
India
Kenya (Safaricom)
New Zealand*
Qatar*
Turkey*
Vodacom Group (Democratic Republic of Congo ('DRC'), Lesotho, Mozambique, South Africa*, and Tanzania)

Our main markets

Spain

£3.5bn revenue on a management basis
13.5m mobile customers (30% prepaid)
28% mobile market share[1]
10% Fixed % of service revenue

UK

£6.4bn revenue on a management basis
19.5m mobile customers (40% prepaid)
25% mobile market share[1]
26% Fixed % of service revenue

Germany

£8.3bn revenue on a management basis
32.3m mobile customers (52% prepaid)
34% mobile market share[1]
30% Fixed % of service revenue

Italy

£4.3bn revenue on a management basis
27.8m mobile customers (82% prepaid)
33% mobile market share[1]
15% Fixed % of service revenue

Our markets
Our partner markets

Verizon Wireless interest sold

In February 2014 we sold our interest in Verizon Wireless.

Read more about Verizon Wireless
14

Vodacom Group[2]

£4.7bn revenue on a management basis
65.4m mobile customers (92% prepaid)
52% mobile market share (South Africa)[1]

India

£4.4bn revenue on a management basis
166.6m mobile customers (94% prepaid)
22% mobile market share[3]

Notes:
1 Vodafone estimates for the quarter ended 31 March 2014, based on mobile or total service revenues.
2 Fixed service revenue represents less than 1% of service revenue.
3 Source: Telecom Regulatory Authority of India, December 2013.

How we do business

Consistent investment rewards our shareholders

Our business model is based on continued high levels of investment to build a superior telecommunications network and customer experience, and to sustain high levels of cash generation with which we can reward shareholders and reinvest in the business – hence creating a virtuous circle of investment, revenue, strong cash conversion and reinvestment.

We take a sustainable approach to the way we do business. The majority of our products and services offer social and economic benefits for our customers, whether through helping them to reduce their environmental footprint or enhancing access to financial services, healthcare and education, particularly in emerging markets.

Assets
Customers
Revenue
Cash flow
Reinvestment
Shareholder returns

Assets
Networks
We aim to have the best mobile network in each of our markets, combined with competitive fixed networks in our main markets. This means giving our customers far-reaching coverage, a very reliable connection, and increasing speeds and data capacity. We believe that over time, offering a superior network experience will enable us to secure a premium positioning in most of our markets. We combine our ongoing high level of network investment with a commitment to securing the best possible portfolio of spectrum. For more information on our network strategy see page 30.
Distribution and customer service
We reach our customers through around 14,500 exclusive branded stores including franchises, a broad network of distribution partners and third party retailers. The Internet, whether accessed through a mobile device or PC, is becoming an increasingly important channel for both sales and after sales service. Our call centres are available 24 hours a day, seven days a week in all our European markets.
Supplier relationships
In the last financial year we spent around Ł16 billion buying equipment, devices and services. Given our large scale and global reach, we tend to be a key strategic partner for many of our suppliers. We work closely with them to build robust networks, develop innovative services and offer the widest range of the latest devices.
People
During the year we employed an average of nearly 93,000 people. We support, train and encourage our employees, ensuring they have the right capabilities, commitment and enthusiasm to achieve our targets and build on our success in delivering an outstanding experience to all our customers. We are working hard to build a more diverse workforce that is more representative of our customer base. For more information on our people see page 36.
Brand
Today, Vodafone is the UK’s most valuable brand with an attributed worth of US$30 billion (Source: 2014 Brand Finance Global 500). The strength of our brand raises the profile of our distribution channels and is a major driver of purchasing decisions for consumers and enterprise customers alike.
Customers
With 434 million customers globally, we are one of the biggest mobile operators in the world. Over 90% of our mobile customers are individuals and the rest are enterprise customers ranging from large multinationals, to small and medium sized businesses, down to the owner of the local corner shop. The majority and the growing share of our mobile customers are in emerging markets. We also have over nine million fixed broadband customers, and most of these are in Europe – in fact we are the fourth largest provider of fixed broadband services in Western Europe and will become the third following the pending acquisition of Ono in Spain.
Revenue
Mobile consumers pay for our services either via contracts (typically up to two years in length) or through buying their airtime in advance (prepaid). Enterprise customers often have longer contracts. Fixed customers typically pay via one to two year contracts. On a management basis we have a diverse service revenue stream with 51% from mobile services in Europe, 30% from mobile operations in AMAP, 15% from fixed services and the remainder from other items such as MVNO agreements. On a management basis within our mobile business, 51% of annual service revenue arises from consumers’ monthly price plans, which we call in-bundled revenue. In-bundled revenue is an increasing proportion of our business and is relatively stable compared to out-of-bundle revenue, which is much more vulnerable to competitive and economic pressure.
Cash flow
Our track record of converting revenue into cash flow is strong – with some Ł16 billion generated on a management basis over the last three years. We achieve this by operating efficient networks where we seek to minimise costs, thus supporting our gross margin. We also have strong market share positions – as we are typically the first or second largest mobile operator out of three or four in each market. This provides economies of scale and is a key driver of cost efficiencies and adjusted EBITDA margin, which in turn provides healthy cash flow. See page 32 for more details of our plans to improve our operating efficiency.
Shareholder returns
The cash generated from operations allows us to sustain a generous shareholder returns programme while also investing in the future prosperity of the business – with almost Ł23 billion returned to shareholders over the last three years, excluding the Verizon Wireless return of value. With our strong financial foundation, and as a sign of our confidence in our future performance, we intend to grow the annual dividend per share each year going forward.
Reinvestment
We have maintained a high and consistent level of capex in recent years, to support wider coverage, higher speeds and greater capacity in our networks. Through our IT investment we are enhancing our customer relationship capability and providing new customer billing services.
In addition, we have continued to invest in our stores, our internet and social media presence and spectrum licences to support future services and growth.
To boost our investment even more we started Project Spring, our organic investment programme, which aims to accelerate and extend our current strategy, and thereby strengthen further our network and service differentiation. We expect total investments, including Project Spring, to be around Ł19 billion over the next two years. See page 13 for more details.

A for defining the Group… year
Our emerging markets are performing well, although our mature European markets continue to face challenging conditions. However, we have continued to make good progress in delivering our long-term strategy, by building firm foundations for the future with our substantial investments in Vodafone Red, Project Spring and unified communications.
Review of the year
It has been a year of substantial strategic progress. The sale of our Verizon Wireless stake has rewarded shareholders for their support, and enabled the acceleration of our strategy through the acquisition of Kabel Deutschland, the pending acquisition of Ono and our Project Spring investment programme.
Our operational performance has been mixed. The Group’s emerging markets businesses have performed strongly throughout the year: we have executed our strategy well and have successfully positioned ourselves for the rapid growth in data we are now witnessing. In Europe, where we continue to face competitive, regulatory and macroeconomic pressures, we have taken steps to improve our commercial performance, particularly in Germany and Italy, and are beginning to see encouraging early signs.
Verizon Wireless transaction
The sale of our 45% interest in Verizon Wireless, the leading mobile operator in the United States, was the culmination of a highly successful 14 year investment which began when Verizon and Vodafone entered into a partnership to create Verizon Wireless in 2000.
We had been very happy to stay invested in the business over the years, despite our minority position, because of the strong growth and returns generated, and the attractiveness of the US market. However, the Board viewed the offer of US$130 billion as a very attractive price at which to exit. The completion of the transaction enabled us to return a record
US$85 billion to our shareholders, while retaining ample financial flexibility to pursue our own strategy both organically and through targeted acquisitions. See page 14 for more information.
Strategic progress
We have made very substantial progress on our strategy in the past year, despite the significant challenges faced in Europe. With the acquisition of Kabel Deutschland in Germany and the planned purchase of Ono in Spain, our continued fibre build in Portugal and Spain, and our fibre plans in Italy, allied to last year’s acquisition of Cable & Wireless Worldwide in the UK, we are becoming a leader in unified communications across Europe. This enables us to access a large and growing fixed revenue pool where our market share is currently much lower than in mobile, while also helping us defend our mobile business from converged offers.
We continue to provide a market-leading network experience in most of our markets, and now have 4.7 million 4G customers across
14 countries – all our major European markets, as well as South Africa, Australia and New Zealand. Early experience from 4G shows us that customers use roughly twice as much data compared to 3G data usage, driven principally by video streaming.
Smartphone adoption continues to grow strongly in all markets and the increased availability of mobile applications and low cost devices is driving significant growth in data usage. Data traffic in India increased by 125% year-on-year, and at the end of the year we had 52 million data customers in India alone, with seven million of these being 3G data customers. Data adoption is becoming truly mass market.
Our Vodafone Red plans are now available in 20 markets, with 12 million customers at the year end. The footprint of our money transfer service, M-Pesa, continues to grow and we expanded the service with launches in the year in India, Egypt, Mozambique, Lesotho, and our first European market – Romania. In India the service is now nationwide.
Enterprise now represents 27% of Group service revenue on a management basis. The creation of a discrete Enterprise unit is also beginning to bear fruit, as we focus on a smaller number of products with the potential for global application. Our strategic focus areas –
Vodafone Global Enterprise, serving our biggest multi-national accounts and our machine-to-machine unit, where we are a global leader, delivered further growth. We continue to develop Vodafone One Net to provide converged services for small- and medium-sized companies.

Where we aim to be five years from now
Consumer Europe Communications Unified Emerging Consumer Markets Enterprise
A leading mobile data provider Converged services in all A strong leader and first Major enterprise provider key European markets choice for data with full service offering
Supported by:
An excellent network experience A simplified and cost-efficient business model and operations
Project Spring accelerates and extends our strategic priorities through investment in mobile and fixed networks, products and services and our retail platform, to strengthen further our network and service differentiation.
Read more about our strategy
21
Project Spring
Project Spring is our organic investment programme which will allow us to accelerate and extend our strategic priorities through investment in mobile and fixed networks, products and services, and our retail platform. Announced alongside the Verizon transaction in September
2013, Project Spring will strengthen further our network and service differentiation. The transition to 4G and unified communications, coupled with an improved economic outlook for Europe, lead us to believe Vodafone has a unique opportunity to invest now. We expect total investments, including Project Spring, to be around Ł19 billion over the next two years. The main elements of our investment are:
4G in Europe: we aim to reach 91% population coverage by March 2016; 3G in emerging markets: with 95% population coverage in targeted urban areas in India by March 2016; next-generation fixed line infrastructure: laying fibre to more base stations and deep into residential areas across Europe and in selected emerging market urban areas; development of enterprise products and services: extending our M2M reach to 75 countries and rolling out hosting and IP-VPN services internationally; and investment in our retail estate: modernising 8,000 of our stores to improve the customer experience.
Outlook
In the short term, we continue to face competitive, macroeconomic and regulatory pressures, particularly in Europe, and still need to secure our recovery in some key markets. While we are therefore heavily focused on the successful execution of our significant capital investment programme, we are also absolutely committed to operational efficiency and standard operating models across all markets. We anticipate that our investments will begin to translate into clearly improved network performance and customer satisfaction in the coming year. In the medium term, this will become more evident in key operational metrics such as churn and average revenue per user (‘ARPU’); and subsequently into revenue, profitability and cash flow.
I am confident about the future of the business given the growth prospects in data, emerging markets, enterprise and unified communications. We have commenced our Project Spring two-year investment programme which will accelerate our plans to establish stronger network and service differentiation for our customers. I expect the first signs of this to become evident later this year, with wider 4G coverage in Europe and 3G coverage in emerging markets, improved network performance and increased customer advocacy. While cash flow will be depressed during this investment phase, our intention to continue to grow dividends per share annually demonstrates our confidence in strong future cash flow generation.

Crystallising value from Verizon Wireless
Opening chapter in the the next history of Vodafone
On 2 September 2013, we announced our agreement with Verizon to sell our US group, whose principal asset was its 45% interest in Verizon Wireless, for US$130 billion, mainly in cash and Verizon shares. We chose to return around 71% of the net proceeds to shareholders amounting to around US$85 billion. This is the largest ever single return to shareholders in history and rewards our shareholders for their long-term support of our US strategy. This also represents the opening of an important new chapter in our history by leaving us in a strong financial position and well positioned to execute our strategy.
A big deal! Vodafone Italy
This was the second biggest transaction ever As part of the transaction we also agreed and the return of US$85 billion (£51 billion) to acquire Verizon’s 23% stake in Vodafone is the equivalent of around 90% of the total Italy, in which we owned 77%, thereby dividends paid by all the other FTSE 100 securing full ownership. companies in the whole of 2013.

Why sell our stake? This will amount to the largest and fastest period of investment in our history. We have used the retained proceeds to reduce our net debt We have had a very successful 14 year investment in Verizon significantly and as a result the Company is much more resilient
Wireless. During this time its service revenue has quadrupled going forwards. to US$69 billion, its adjusted EBITDA has grown from US$6 billion in 2001 to US$34 billion in 2013, and we received nearly US$16 billion of income dividends. This investment has clearly created a great deal What’s the shareholder return? of value for Vodafone shareholders. The sale not only crystallised We have a track record of making significant returns to shareholders – the value of this significant asset, it has also enabled us to realise that with almost Ł23 billion returned in the last three years alone in the form value at a very attractive price, representing around nine times Verizon of dividends and share buybacks. Consistent with that track record, Wireless adjusted EBITDA and 13 times operational cash flow. we also returned a large proportion of the net proceeds from the sale of our interest in Verizon Wireless – 71% or US$85 billion (Ł51 billion)
What will the sale enable us to do? comprising Ł37 billion worth of Verizon shares and Ł14 billion of cash, during the year. As part of the transaction, we also consolidated our
We carefully considered how to make best use of the sale proceeds shares – exchanging every eleven old Vodafone shares for six new and we decided to retain a proportion of the cash received to allow Vodafone shares. us to invest in the business and to reduce net debt, and we returned US$85 billion to shareholders. Overall, we believe we have struck the right balance between investing in the future of the Company and rewarding our shareholders for their
Project Spring, our new investment programme, will improve the quality long-term support of our US strategy. Following the sale we have of our networks, products and services in our major markets, relative reduced debt and established a bigger gap between our cash flow and to our competitors. Project Spring is in addition to our existing capital ordinary dividends paid. As a result, and as a sign of confidence in the expenditure programme and will bring total investment over the next future, we intend to continue to grow the dividend per share annually two years to around Ł19 billion. going forward.

Key performance indicators

Monitoring our progress and performance

Organic service revenue growth on a management basis

More work to do

2012
+1.5%*
2013
-1.5%*
2014
-4.3%*

Adjusted EBITDA margin[1] on a management basis

More work to do

Growth in our adjusted EBITDA margin magnifies the impact of revenue growth on the profitability of our business. We expected this year's margin to be lower than last year's.

2012
31.2%
2013
30.5%
2014
29.4%

Adjusted operating profit ('AOP')[1] on a management basis

Achieved

2012
£11.9bn
2013
£12.6bn
2014
£7.9bn

Free cash flow on a management basis

Achieved

Maintaining a high level of cash generation is key to delivering strong shareholder returns.

2012
£6.1bn
2013
£5.6bn
2014
£4.4bn

Achieved

Our strategic push towards bundling voice, text and data allows us to defend our revenue base from substitution, and to monetise future data demand growth. We aim to increase this proportion each year.

2012
Data not available
2013
51%
2014
58%

Achieved

2012
28%
2013
38%
2014
45%

Monitoring and performance our progress
We track our performance against 12 key financial, operational and commercial metrics which we judge to be the best indicators of how we are doing. The pressures we have faced in Europe are reflected in the decline in service revenue on a management basis and adjusted EBITDA margin and the loss of market position. Despite this we met our financial guidance and increased our dividend per share and we have made clear progress in our operational and commercial KPIs.
Organic service revenue growth on a management basis More work to do
Growth in the top line demonstrates our 2012 +1.5%* We were unable to grow our service revenue ability to grow our customer base and this year, as the competitive, regulatory and stabilise or increase ARPU. It also helps 2013 -1.9%* macroeconomic pressures in Europe seen last to maintain margins. We aim to return year continued. to service revenue growth. 2014 -4.3%*
Adjusted EBITDA margin1 on a management basis
More work to do
Growth in our adjusted EBITDA margin 2012 31.2% As expected, competitive, regulatory and magnifies the impact of revenue growth macroeconomic pressures in Europe on the profitability of our business. 2013 30.5% offset improvements in AMAP and our We expected this year’s margin to be lower margin declined. than last year’s. 2014 29.4%
Adjusted operating profit (‘AOP’)1 on a management basis
Achieved
AOP includes the impact of depreciation 2012 Ł11.9bn The fall in AOP reflects the disposal of Verizon and amortisation and includes the results Wireless during the year, the decline in adjusted of our non-controlling interests. 2013 Ł12.6bn EBITDA and higher depreciation and amortisation.
We gave guidance of around Ł5 billion for On a guidance basis, AOP was Ł4.9 billion the year on a pro forma basis, see page 39. 2014 Ł7.9bn (see page 39 for details).
Free cash flow on a management basis Achieved
Maintaining a high level of cash 2012 Ł6.1bn Free cash flow fell in the year as a result generation is key to delivering strong of exchange rate movements in some of our shareholder returns. 2013 Ł5.6bn emerging markets and lower adjusted EBITDA.
We gave guidance of Ł4.5–Ł5 billion for On a guidance basis, free cash flow was the year on a pro forma basis, see page 39. 2014 Ł4.4bn Ł4.8 billion (see page 39 for details).
% of European mobile service revenue in-bundle2 on a management basis
Achieved
Our strategic push towards bundling 2012 Data not available We continue to make great progress in this voice, text and data allows us to defend area, helped by the rapid adoption of our our revenue base from substitution, 2013 51% Vodafone Red plans (see page 22). and to monetise future data demand growth. We aim to increase this proportion 2014 58% each year.
Smartphone penetration (March 2014, Europe2) on a management basis
Achieved
Smartphones are key to giving our 2012 28% Our customers increasingly want customers access to data; the more our smartphones as data becomes more and customers have them, the bigger our data 2013 38% more crucial to everyday life. We are on course opportunity becomes. We aim to increase to meet our target of half of our European penetration to over 50% by 2015. 2014 45% customers using smartphones by next year.
See pages 22 and 23 for more information.

Overview | Strategy review | Performance | Governance | Financials | Additional information
17

9

KPIs achieved

Want to find out more?

All KPIs are shown on a management basis
03

See how these targets are used with the incentive plans for senior management
69

Mobile network performance floor (Europe[2])

Achieved

2012	75% at least 400Kbps
2013	75% at least 1Mbps
2014	75% at least 3Mbps

Relative mobile market share performance

More work to do

We track our relative performance by measuring the change in our revenue market share against our key competitors. We aim to gain or hold revenue market share in most of our markets.

2012	11 out of 17 markets
2013	9 out of 17 markets
2014	7 out of 17 markets

Ordinary dividend per share

Achieved

2012	9.52p
2013	10.19p
2014	11.00p

Consumer net promoter score ('NPS')

Achieved

2012	11 out of 21 markets
2013	8 out of 21 markets
2014	9 out of 21 markets

Employee engagement

Achieved

The employee engagement score measures employees' level of engagement – a combination of pride, loyalty and motivation. Our goal here is to retain our top quartile position.

2012	77
2013	78
2014	77

% of women in the senior leadership team

Achieved

Diversity increases the range of skills and styles in our senior leadership team, our 223 most senior managers. Increased female representation is one measure of diversity. Our goal is simple, to increase the proportion each year.

2012	19%
2013	20%
2014	22%

KPIs achieved Want to find out more?
All KPIs are shown on a management See how these targets are used with the basis incentive plans for senior management
03 69
Mobile network performance floor (Europe2)
Achieved
We continuously improve the speed 2012 75% at least 400Kbps We achieved our 2015 target this year. of our European network to create the Our new target is for 90% of data sessions best data experience for our customers 2013 75% at least 1Mbps in Europe to be at least 3Mbps by March and had a target of 75% of smartphone 2016. See page 30 for more detail on our data sessions to be at least 3Mbps by 2015. 2014 75% at least 3Mbps Network strategy.
Relative mobile market share performance More work to do
We track our relative performance 2012 11 out of 17 markets We lost share in the majority of our European by measuring the change in our revenue markets over the year but gained share market share against our key competitors. 2013 9 out of 17 markets in some of our key emerging markets,
We aim to gain or hold revenue market including India, South Africa and Turkey. share in most of our markets. 2014 7 out of 17 markets
Ordinary dividend per share Achieved
The ordinary dividend remains the primary 2012 9.52p The Verizon Wireless transaction enabled method of shareholder return and we have us to increase the dividend per share an outstanding record of growth here. 2013 10.19p by 8% to 11.00 pence and we now expect to increase it annually.
Our target was to maintain the dividend per share at its 2013 level. 2014 11.00p
Consumer net promoter score (‘NPS’) Achieved
We use NPS to measure the extent 2012 11 out of 21 markets This year we increased the number of markets to which our customers would where we are ranked number one but the recommend us to friends and family. 2013 8 out of 21 markets total of nine markets remains too low. We aim We aim to increase or maintain the number to improve our position over the coming year. of markets where we are ranked number 2014 9 out of 21 markets one by NPS.
Employee engagement Achieved
The employee engagement score 2012 77 Our employee engagement score remains measures employees’ level of broadly stable and we retained a top quartile engagement – a combination of pride, 2013 78 position. More information can be found loyalty and motivation. Our goal here on page 36. is to retain our top quartile position. 2014 77
% of women in the senior leadership team Achieved
Diversity increases the range of skills 2012 19% Gender diversity is a key area of our global and styles in our senior leadership diversity strategy and we have continued team, our 223 most senior managers. 2013 20% to make progress in this area. We also Increased female representation is one increased the number of women on both measure of diversity. Our goal is simple, 2014 22% the Executive Committee and the Board. to increase the proportion each year. See page 36 for more details.
Notes: 1 Adjusted EBITDA and AOP have been redefined to exclude restructuring costs. AOP has also be redefined to exclude amortisation of customer bases and brand intangible assets. Comparatives have been restated.

2	Europe now excludes Turkey.

Market overview
industry The telecommunications today
The fixed and mobile telecommunications industry is a large and important sector, generating around US$1.5 trillion of revenue. Today there are seven billion mobile users and over 650 million fixed customers.
The global mobile market The global fixed market
Scale and structure The fixed communications market is valued at around US$500 billion.
The mobile industry alone has seven billion users, generating over Over the last three years, revenue from voice services has declined
US$960 billion of annual service revenue every year. The majority as the demand for traditional fixed line calls has remained static of revenue comes from traditional calls and texts (for example, last at around one billion users. In contrast, revenue from fixed broadband year 7,800 billion texts were sent around the world last year). However, or internet usage on the PC is growing with an estimated 650 million over the last few years the demand for data services, such as internet customers worldwide – an increase of nearly 30% over the last three browsing on a smartphone, has accelerated, and today around 28% years. This growth has been spread across all forms of broadband – of mobile revenue is from data, up from 13% in 2009. DSL (copper), cable and fibre, and within this, there is a growing preference for the high speed capability provided by cable and fibre. Around 74% of mobile users are in emerging markets, such as India and
Africa, reflecting the typical combination of large populations and the lack of fixed line infrastructure. The remaining users are from wealthier mature markets, such as Europe. However, the proportion of the population with a phone – or mobile penetration – tends to be higher in mature markets (usually over 100%) and lower in emerging markets, particularly in rural areas, due mainly to lower incomes and less Telecommunications revenue US$ billion network coverage.
1,500 209 217
Growth 184 197
170 298 277
The demand for mobile services continues to grow strongly. In the last 362 340 319 three years the number of users increased by an average of 9% each 1,000
940 963
year. In 2009 global mobile penetration was only 69%, and by 2013 862 902
822
it had risen to 98%. Most of the increase in users has been from emerging markets due to favourable growth drivers – young and 500 expanding populations, faster economic growth, low but rising mobile penetration, and less fixed line infrastructure. The other key area 0 2009 2010 2011 2012 2013 of growth is data, which is being driven by increasing smartphone and
n Mobile n Fixed voice n Fixed broadband
tablet penetration, better mobile networks, and an increased choice of internet content and applications (‘apps’). Mobile users by market 2013: 7.0 billion (2012: 6.4 billion)
Competition
North America: 6%
The mobile industry is highly competitive, with many alternative China: 18% providers, giving customers a wide choice of supplier. In each country Europe: 17% there are typically at least three to four mobile network operators
(‘MNOs’), such as Vodafone. In addition, there can be numerous mobile virtual network operators (‘MVNOs’) – suppliers that rent capacity India: 14% Mature Asia: 4% from mobile operators to sell on to their customers. There can also be competition from internet-based companies and software providers
South America: 10%
that offer alternative communication services such as voice over internet protocol (‘VoIP’) or instant messaging services. Emerging Asia: 15%
Africa: 11%
Regulation Middle East: 5%
The mobile industry is very heavily regulated by national and n Mature markets n Emerging markets supranational authorities. Regulators continue to lower mobile
Mobile phone penetration by market % termination rates (‘MTRs’) which are the fees mobile companies charge for calls received from other companies’ networks, and to limit 150 141 the amount that operators can charge for mobile roaming services. 138 These two areas represent around 12% of service revenue for Vodafone. 112
100
Revenue trends 93
In an environment of intense competition and significant 78 74 regulatory pressures, the price of mobile services has tended 50 to reduce over time. However, with both more mobile phone users, mainly in emerging markets, and more data usage, global mobile revenue remains on a positive trend and expanded by 2% in 2013. 0 Germany UK US Turkey India Kenya
n Mature markets n Emerging markets
Note: The industry data on this page is sourced from Strategy Analytics, Analysys Mason and Ovum.

Overview | Strategy review | Performance | Governance | Financials | Additional information
19

Supporting access to mobile

Overcoming barriers to mobile ownership for women in emerging markets

Want to find out more?

See sustainable business
→ 34

See the full Connected Women report
→ vodafone.com/connectedwomen

Supporting access to mobile
to Overcoming mobile ownership barriers for emerging women markets in
Our Connected Women report looked at the gender gap in mobile phone ownership in emerging economies and the social and economic impact of extending women’s access to mobile phones.
Vodafone Turkey launched the Vodafone Women First programme in 2013, which combines promotional offers with services that help women to increase their income, use mobile technology and acquire new skills.
Launched in 2013, it attracted 75,000 women customers in its first nine months, of which 15% were new customers for Vodafone.
Want to find out more?
See sustainable business See the full Connected Women report
34 vodafone.com/connectedwomen

Where is heading the industry
The pace of change in the industry over the last few years has been significant and is expected to continue – with new revenue streams, new users, new services, major improvements to networks, and the convergence of fixed and mobile services.
Growing importance of data and other new revenue areas Regulation will continue to have a significant impact
Mobile voice and texts, our traditional revenue sources, have reached The industry is expected to see continued downward revenue pressure maturity in a number of markets. To deliver future growth opportunities, from regulation. For example the Europe Commission is seeking the we are investing in newer revenue areas such as data. It is estimated removal of all roaming surcharges after 2016 (for Vodafone roaming that between 2013 and 2017 data revenue for the telecommunications accounts for around 6% of European service revenue). In contrast, sector is set to grow by US$128 billion, compared to a US$38 billion Commission proposals to harmonise the speed at which Member States decline in voice revenue over the same period. The demand for data will roll out spectrum and the duration of contracts, should encourage continue to be driven by rising smartphone and tablet penetration and investment. In our largest emerging market, India, the regulatory usage, and improvements in mobile network capability. As the demand framework is becoming clearer. for data grows, mobile networks have to be reconfigured to data, while
Improving economic environment in Europe still meeting the need for traditional texts and calls. Already 91% of the
The economic recession in Europe over the last two years has been world’s total traffic on mobile networks is data. The data services most a key driver of the declining revenue trends in Europe for many used are video streaming and internet browsing which require high operators. However, we have started to see early signs of economic speed networks. Therefore, we are investing in ultrafast 4G with average recovery in Europe, with a return to GDP growth in 2013 in Northern download speeds of over 75Mbps today, and the expectation of faster Europe and an expected recovery in 2014 in Southern Europe. speeds, of up to 300Mbps, by the end of calendar 2014.
New applications for mobile services are being developed by the industry to extend the use of mobile beyond everyday communication and deliver new revenue streams, such as mobile payments via a handset or machine-to-machine services, including the location Industry mobile service revenue by type % monitoring of vehicles, through a SIM card embedded in the vehicle.
100 28 31 34 36 39
Convergence of fixed and mobile into unified communications
We expect a continued trend towards unified communications such 80
72 69
as bundled mobile, fixed and TV services. These provide a range 66 64
60 61
of benefits for the user, including simplicity, flexibility and cost savings.
The demand for these services is already established among enterprise 40 customers and it is now becoming more visible in the consumer market, particularly in southern European markets, such as Spain. We believe 20 that this demand, combined with technological advances delivering
0 2013 2014e 2015e 2016e 2017e
easier connection of multiple data devices, will support strong data Data
n Voice and texts n
growth in future, and that this will need to be managed by access to next-generation fixed networks, principally cable or fibre, to support Industry mobile phone users by market % increased speed and capacity demands.
100 74 75 76 77 77
Strong demand from emerging markets
Emerging markets have the most potential for future mobile customer 80 and revenue growth driven by rising populations, strong economic growth, lower mobile penetration and a lack of alternative fixed line 60 infrastructure. According to industry analysts, by 2017 there will be 1.7 billion new mobile users across the globe, and most will be from 40 emerging markets. As a result by 2017, 77% of the world’s mobile users 26 25 24 23 23 will be from these markets. 20
Increasing range of competitors 0 2013 2014e 2015e 2016e 2017e
The high level of competition among established MNOs is expected n Mature markets n Emerging markets to continue. However, there is also a wider pool of new competitors. % of new mobile customers taking converged services in Spain
Alternative communication technologies, such as instant messaging services which use data, rather than traditional voice and text, 60 51% 51%
49% 49% 57%
are increasingly used by mobile consumers. In response, operators 44%
50
have begun to replace per unit charges for voice and text services with unlimited bundles, and combine this with a fixed fee for data 40 usage. Meanwhile MVNOs which offer low prices, but have little 30 capital invested, have in recent periods taken share from established 20 24% capital intensive operators. However, the move to 4G and unified communications presents an opportunity for the major operators 10 to differentiate the quality of their networks and services.
0 Sep 12 Dec 12 Mar 13 Jun 13 Sep 13 Dec 13 Feb 13
Note: The industry data on this page is sourced from Strategy Analytics, Analysys Mason and Ovum.

Overview | Strategy review | Performance | Governance | Financials | Additional information
21
Our strategy

Accelerating our strategy

Our strategy is shaped by the following industry trends:

- Growing importance of data and other new revenue areas
- Increasing demand for unified communications for both enterprises and consumers
- Strong demand from emerging markets
- Increasing range of competitors
- Improving economic environment in Europe

Consumer Europe
A leading mobile data provider

Unified Communications
Converged services in all key European markets

Consumer Emerging Markets
A strong leader and first choice for data

Enterprise
Major enterprise provider with full service offering

Supported by:

What we want to achieve for our customers:

Always best connected
- Best mobile voice and data (coverage and quality) – 4G/3G
- Competitive in fixed and best converged experience

Unmatched customer experience
- Number one in customer experience – in store, online, on the phone
- Consistent execution across markets

Integrated worry-free solutions
- Simplest connectivity and price plans
- Converged enterprise product suite
- Innovator in new services, such as mobile payments

Read more: Consumer Europe 22 | Unified Communications 24 | Consumer Emerging Markets 26 | Enterprise 28 | Network 30 | Operations 32

Accelerating our strategy
As the demand for ubiquitous data grows rapidly, we are transforming our business to become a leading unified communications company, and to strengthen further our network and service differentiation against our peers.
Our strategy is shaped by the following industry trends:
Growing importance Increasing demand Strong demand from Increasing range Improving economic of data and other for unified emerging markets of competitors environment in Europe new revenue areas communications
for both enterprises
and consumers
In light of these expected industry trends our strategic goals are focused on four key growth areas and targets:
Consumer Europe Unified Communications Consumer Emerging Markets Enterprise
A leading mobile data provider Converged services in all A strong leader and first Major enterprise provider key European markets choice for data with full service offering
Supported by:
An excellent network experience A simplified and cost-efficient business model and operations
Project Spring accelerates and extends our strategic priorities through investment in mobile and fixed networks, products
and services, and our retail platform, to strengthen further our network and service differentiation.
What we want to achieve for our customers:
Always best connected Unmatched customer experience Integrated worry-free solutions
Best mobile voice and data Number one in customer experience – Simplest connectivity and price plans
(coverage and quality) – 4G/3G in store, online, on the phone
Converged enterprise product suite
Competitive in fixed and best Consistent execution across markets
Innovator in new services, such
converged experience
as mobile payments
Read more: Consumer Europe Unified Consumer Enterprise Network Operations
Communications Emerging Markets
22 24 26 28 30 32

Consumer Europe
While voice and messaging remain important for European consumers, demand for data is rapidly accelerating. We are focused on providing the best data experience – both in mobile and fixed – matched by outstanding customer service combined with a range of worry-free price plans and additional services.
Context Where we are going
a Nearly half our European customers now use a smartphone, a We are enabling worry-free usage through our Red and with more and more also using tablets. roaming plans. a The average data usage per customer is also increasing rapidly. a We are improving our customer experience across all Customers want simplicity and worry-free contact points. a bills and they demand the best in customer service. a We are pushing the adoption of smartphones and are encouraging bundling of fixed and mobile for residential our customers to use more and more data. a The products customers is becoming increasingly common across Europe and a We are becoming a leading unified communications provider we expect this trend to continue. across Europe. a Aggressive price competition continues in many of our markets. a We are innovating in mobile payments.
Vodafone Red enabling worry-free usage 4G driving increased data usage and engagement
Vodafone Red offers unlimited calls and texts with generous data Although most of our customers are using 2G and 3G services, we are allowances – enabling our customers to use their smartphones seeing increased demand for 4G services, with 4.7 million customers worry-free. We already have 12 million users across 20 markets and across 14 markets. 4G is attractive because it offers much faster speeds 37% of new contract customers join on Red plans. Our research shows and a better user experience and as a result our 4G customers use that Red customers are more likely to recommend us to their friends on average twice as much data as our 3G users. and family and we are seeing early signs that they are less likely to leave By adding attractive content such as music and sport packages with 4G us for another operator. Red also helps us protect our revenue, with 58% plans we believe we can drive growth in both data usage and revenue. of our European mobile service revenue on a management basis now
In the UK for example, 4G plans are generating 18% more ARPU versus in-bundle compared to 51% a year ago, and it reduces the risk to our comparable 3G plans and customers are using 2.3 times more data. business from over?the?top services.
We have launched Red family plans, with 0.8 million customers, Mobile devices driving data adoption and have combined Red plans with fixed broadband in some markets. The growing popularity of smartphones is supporting data adoption, accounting for 78% of the handsets we sold in Europe last year.
Simple, worry-free roaming offer This has helped European smartphone penetration grow to 45%.
As people travel they want to use their phones and “roam” abroad,
We sold 2.2 million Vodafone branded smartphones in Europe and therefore we developed an offer that lets customers use their home beyond during the year, instrumental in stimulating data adoption allowance for a small daily fee, removing any worries about their bills. in low-end contract and prepaid segments.
These plans are now available in 15 markets and 14 million customers have registered to use these services, accounting for 26% of consumer Fixed and unified communications contract roamers. Customers on these offers use their phone more and Consumers increasingly want unified communications as they benefit generate higher roaming ARPUs than those on standard tariffs. from one plan that includes their fixed and mobile connections and in some cases TV package as well. We already have over 8.5 million
Delivering an unmatched customer experience fixed broadband customers in Europe and we are increasingly offering We are modernising around 8,000 of our stores to a new format that mobile and fixed services together. We expect unified communications enables customers to interact with us in a more engaging way and to become more and more important over time – see page 24 for details these stores have been seen to increase transactions by more than 5%. on our strategy.
We have already upgraded over 1,100 stores and Project Spring will accelerate our plans to modernise the remaining stores by March 2016. Innovating in mobile payments
We are also upgrading our customer service, with all of our call centres As part of our drive for innovation we are developing services which across Europe now offering “24/7” service and we have expanded our allow our customers to use their smartphones to pay for goods and “self-care” solutions online and on mobile. services, using our secure network. During the year we launched Vodafone Wallet in Germany and Spain.

European smartphone penetration % % of European mobile service revenue in-bundle %
45 45 60 58
38 51
30 40 28
15 20 data not available
0 2012 2013 2014 0 2012 2013 2014
500MB per month compared to around 350MB a year ago1
Transforming the retail experience
We are updating our stores into a common and consistent store concept. Each of our transformed stores now have a simple design allowing each store to run different promotions and host a “top 10” table with live devices, on-site “Tech Expert” support who can transfer customers’ data from their old phones to their new ones. At the same time we are retraining our staff to better serve customers.
An easier way to pay
“Contactless” payments are becoming an increasingly popular way to pay for small value transactions. We have created the Vodafone Wallet to leverage this opportunity, which allows you to pay for anything with your phone. It digitises everything in your wallet: payment cards, loyalty cards, tickets or coupons. We launched the first commercial wallet in Spain, ahead of our competitors and built the first mobile wallet in Europe, based entirely on industry standards.
Extending our reach through partner markets
Through relationships with other mobile operators around the world we have extended our reach to a further 48 countries stretching from Chile to Russia, Iceland to Brazil. These markets extend our mobile reach beyond our own mobile operations and support the global access to our services which our customers have come to expect from us.
Note:

1	Android and iOS devices.

Unified Communications
Our roots are in mobile services, and these still represent the majority of our revenues. However, more and more businesses and individual consumers are seeking unified communications, or converged fixed and mobile services, and we are changing the shape of our Company to meet this demand. What is unified communications? However, unified communications is also a threat, particularly in the residential market, as historically we have not owned or had access
As customer demand for ubiquitous data and content grows rapidly to next?generation fixed line infrastructure such as fibre or cable.
over the coming years, the most successful communications providers
This could allow cable operators with MVNO platforms, or integrated will be the ones who can provide seamless high speed connectivity fixed and mobile incumbents, to take share in the market with at home, at work, at play and anywhere in between. This will require the aggressively discounted offers.
integration of multiple technologies – 3G, 4G, WiFi, cable and fibre – into a single meshed network offering the best, uninterrupted experience –
what we call “unified communications”. Progressing our strategy
Our goal is to secure access to next?generation fixed line infrastructure
Unified communications for enterprise in all our major European markets. Our approach is market-by-market, based on the cost of building our own fibre, the openness of the
Combined fixed and mobile services have been a feature of the incumbent provider to reasonable wholesale terms, the speed of market enterprise market, particularly for small- and medium-sized companies, development, and the availability of good quality businesses to acquire.
for several years. We have been a market leader with products such
The table below shows the progress we have made this year. We have as Vodafone One Net, which provides integrated fixed and mobile made significant strides in most of our major markets, through three services which create significant business efficiencies for customers.
routes to market – wholesaling (or renting), our own fibre deployment,
This year we have evolved One Net as an application that can also serve or acquisitions. In particular, the acquisition of Kabel Deutschland and the needs of larger national corporates as well.
the proposed purchase of Ono will significantly strengthen our position
With the acquisition of Cable & Wireless Worldwide in 2012, we have in Germany and Spain respectively. At the year end, we had nine million made a step change in our ability to offer unified communications fixed broadband customers, and the proposed acquisition of Ono will services to customers in the UK and gained an extensive international increase this to 11 million.
footprint. After successfully integrating sales forces this year, we are now
Outside Europe, we acquired TelstraClear in New Zealand, the second beginning to build a strong pipeline of new business.
largest fixed operator, in 2012 to strengthen our portfolio of fixed
Unified communications for consumers products and services and create a leading total communications
Over the last few years, we have seen a significant move towards company. We also intend to expand selectively high speed fibre services bundling of fixed and mobile products for residential customers, often to urban areas in emerging markets to enable converged services including television in the package as well. Of our markets, Spain in key business areas. And our subsidiary, Vodacom, proposes to acquire and Portugal are the most advanced in this regard, but we expect Neotel, the second largest provider of fixed telecommunications it to become prevalent in all our major European markets. This presents services in South Africa, for a total cash consideration of ZAR 7.0 billion us with a clear opportunity, as our share of fixed services in our (Ł0.4 billion) to accelerate its growth in unified communications
European markets is under 10%, whereas our share of the mobile products and services.
market is well over 25%. In addition, mobile customer churn is typically three times higher than that of customers taking combined fixed and mobile services.
Making good progress on unified communications strategy
Our strategic approach to next-generation fixed access Our recent acquisitions
Wholesale Fibre deployment Acquisitions Data to March 2014 Kabel Ono (proposed)
Deutschland
Italy Italy Spain Market position Largest cable Largest cable
(2013) (planned for 2014) Ono (proposed 2014) operator in Germany operator in Spain
Germany Spain Germany Purchase price €10.7bn €7.2bn
(2013) (2014) Kabel Deutschland (2013) Annual revenue €1.9bn €1.6bn
Netherlands Portugal UK Homes passed 15.2m 7.2m
(2013) (2010) Cable & Wireless Total customers 8.3m 1.9m
Worldwide (2012)
New Zealand Fixed broadband 2.3m 1.6m
TelstraClear (2012) customers

UnifiedCommunications
Our unified market-leading communications solution in Portugal
In Portugal we have developed a market?leading unified communications solution by combining our fibre?based fixed broadband, advanced internet
TV (with full cloud catch-up TV and multi-screen option – tablet, PC, smartphone) and our mobile offers. As a result we are the operator with the highest mobile net promoter score.
As part of our Project Spring programme we are accelerating the deployment of high speed fibre, which offers up to 300Mbps, to reach 1.5 million homes by mid?2015.

Consumer Emerging Markets
It’s easy to think of Vodafone as simply a European company, with its headquarters in the UK, but the reality is that one third of our revenue comes from countries outside Europe and most of this is in fast-growing emerging markets where data demand is taking off.
Context Where we are going
a Our main emerging markets are India, South Africa, Turkey, We are aiming to drive continued growth in emerging markets Egypt, Ghana, Kenya, Qatar, Tanzania and several other southern through a differentiation-based strategy of being the “best”, by: African countries. a increasing and enhancing our base stations sites to improve voice a They provide strong growth opportunities due to fast economic and data quality and coverage; growth, young and rising populations, and low and increasing a extending fibre to enterprise customers to meet the expected mobile penetration. demand for unified communications services; a The demand for mobile data in emerging markets is beginning a expanding the branded store footprint to enhance customer to take off, in part due to the lack of alternative fixed service; and broadband infrastructure. a expanding our leading money transfer service, M-Pesa. The goal a There is significant scope for newer revenue streams, such is for it to deliver a growing proportion of our emerging market as mobile money transfer as many people in these markets have service revenue. little or no access to banking services.
Driving the mobile penetration opportunity Enhancing distribution
The number of customers in our emerging markets has grown steadily Our distribution footprint in emerging markets consists of a range and rapidly from 185 million, 57% of the Group total three years ago, of branded stores, franchised shops and small independent retail to around 302 million, representing 70% of the total today. This has been recharging units. We have modernised over 250 stores in these markets driven by fast economic growth and rising populations. In our largest and we are targeting to reach over 2,300 by 2016. Our branded stores emerging market, India, the proportion of the 1.2 billion population with are very attractive to customers wanting higher end smartphones a mobile, commonly known as mobile penetration, is still only 78%, or monthly contract plans. In Egypt 95% of new contract customers so we expect to see a lot more growth going forward. come to us through branded stores. In India we have the largest footprint of 1.7 million point of sale sites for top?ups, significantly more We have invested significantly in our emerging markets to support and than our nearest competitor, and to cater for our female customers drive this growth opportunity. We have expanded network coverage we are opening a number of new “Angel” stores, which are run and by 8% to 161,500 base station sites, providing us with significant scale managed exclusively by women. and broad coverage. We have increased the range of low cost Vodafone branded devices, enabling more people on low incomes to access Increasing access to mobile financial services mobile services. We have also lowered the cost of calls, with prices as low as one US cent per minute in India, which, along with greater Our Vodafone money transfer service, or M-Pesa as it is more network coverage, has helped drive growth in both the number users commonly known, enables people who have a standard mobile and mobile usage. phone, but with limited or no access to a bank account, to send and receive money person to person, top-up airtime, make bill payments, The data opportunity and in conjunction with the Commercial Bank of Africa to save and also receive short-term loans.
While mobile data usage to browse the internet or watch videos is increasingly common in Europe, it is still at an early stage in emerging We now have over 17 million active M-Pesa customers, an increase markets. However, it is expanding quickly due to the growth of 18% over last year. During the year we launched in several new in customers and also the greater range and affordability of handsets. emerging markets – India, Egypt, Lesotho and Mozambique. In India In India, for example, the number of data users increased by 13 million the service has now launched nationwide. Across the M-Pesa footprint, to 52 million over the course of last year. In Turkey, we now have we have over 200,000 active agents and M-Pesa processed 2.8 billion 6.5 million smartphone users, up from 3.1 million only two years transactions (up 27% year-on-year). The service is expected to deliver ago. Outside South Africa, in our smaller southern African markets a growing proportion of our emerging market revenue over the next few of Tanzania, Lesotho, Mozambique and the DRC, the number of data years. Besides providing additional revenue streams, M-Pesa also keeps customers increased 86% to 7.7 million taking the total active data customers on our networks, which reduces the proportion of customers customer base to 30% of total customers. that leave, commonly known as churn.
We continue to innovate M-Pesa, with the introduction of services such as Lipa Na M-Pesa, a retail payment proposition for consumers, and the expansion of international money transfer propositions. In March 2014 we launched the service in our first European market, Romania.

Mobile customers % Data users in emerging markets million
100
92
Europe: 29% 75
68
50
AMAP – Australia and AMAP – emerging 26 New Zealand: 1% markets: 70% 25
0 2012 2013 2014
m 14 million in 2013
M-Pesa in Tanzania
The cost of travel prevents many people seeking the medical care they need. A local NGO, the Comprehensive Community Based Rehabilitation in Tanzania (‘CCBRT’), is working with the Vodafone Foundation to address this by integrating M-Pesa into its referral process, to ensure patients suffering from obstetric fistula get to hospital.
In 2013, 70% of CCBRT’s fistula patients came via the M-Pesa “Text to Treatment” initiative. This project is one of the world’s largest fistula repair programmes.
Data usage in South Africa
In South Africa we’re investing in newer revenue streams such as data by driving smartphone adoption and enhancing the network. During the year we supported a 24% increase in the number of active smartphones and tablets, taking the total to eight million devices. Average monthly smartphone usage increased 82% to 253MB per device and grew 25% to 743MB on tablets. We supported this growth by investing in our market-leading data network. 74% of our base stations are fitted with high capacity fibre transmission, and we can now provide 3G services to 92% of the population. We’re also ready for the future, with 4G coverage of 20% of the population today.
Egypt’s literacy programme
Vodafone Egypt Foundation launched an accredited mobile literacy app in 2013, which forms part of its Knowledge is Power initiative, supporting national efforts to tackle adult illiteracy. The app uses pictures and a talkback function to make learning easier and more flexible. The Knowledge is Power programme uses classroom and mobile learning to improve literacy skills – to date 187,000 people have enrolled.

Enterprise
We want to build on our core strength in mobile to become the leading communications provider for businesses across the world, whether large or small. We are focused on providing a range of mobile, fixed, hosting, cloud and other business services that are simple to use, worry-free and cost-effective.
Context Where we are going
a Mobility increasingly sits at the heart of how organisations function, a We are building on our core strength in mobile and increasing how they maximise their employee productivity and how they capability in fixed to develop a portfolio of products and interact with their customers, suppliers and partners. services, based on converged fixed and mobile solutions,
Customers increasingly want more than just mobile solutions. to sell to businesses across the globe. a
Demand for unified communications and full service offerings, a Our strategy and investment is focused on: three high-growth machine-to-machine and cloud and hosting is increasing, providing product areas – unified communications, cloud and hosting exciting new growth opportunities. and machine-to-machine; and three market segments – small- and medium-sized enterprises (‘SMEs’), large and multinational corporates and carriers.
Mobile and unified communications Machine-to-Machine (‘M2M’)
While the majority of our revenue still comes from mobile, we are M2M technology connects “things” to the internet, transforming them increasingly providing unified communications services. The recent into intelligent devices that exchange real time information – in effect acquisitions of Cable & Wireless Worldwide (‘CWW’) and TelstraClear, enabling machines to talk. combined with our existing fixed assets, enabled us to accelerate growth
Our M2M business serves customers across all market sectors, with of our fixed and converged services, with 23% of our Enterprise revenue specific focus on the key growth sectors of automotive, smart metering on a management basis coming from fixed services, an increase and consumer electronic products. M2M is growing rapidly and we have of 12 percentage points over the year. increased M2M connections from 12.0 million to 16.2 million in the year.
Vodafone One Net, our flagship converged offer which combines fixed
Connections in the global M2M market are expected to grow and mobile services, is available to businesses of all sizes, from both 1 at an average of 24% per year between 2013 and 2018 . We continue small and medium up to global multinational companies and is live to be ranked as the market leader by a number of market analysts, in ten markets. including Analysys Mason and Machina Research.
Vodafone Global Enterprise (‘VGE’) Cloud and Hosting
VGE delivers total communications services to some of the
Bringing together mobile, fixed, cloud and hosting services, world’s largest multinational companies. We currently serve around we help organisations move their data and applications to the cloud, 1,700 companies and provide services in over 100 countries. transforming the way they do business. Our capabilities mean we are VGE simplifies operations for our customers by providing them with well placed to capitalise on the global growth of cloud computing and a single account and service team, a single multi-country contract, the increasing technology and procurement link between hosting, single pricing structures and a single portfolio of products and services. cloud and connectivity.
These are underpinned by our fully integrated fixed and mobile network,
With the successful integration of our CWW operations, our Cloud and cloud-based hosting platforms, machine-to-machine capability and Hosting Services business now serves more than 1,200 public sector other business services. and enterprise customers in multiple regions. Our 14 data centres in the Carrier Services UK, Ireland and South Africa are complemented by a partner network of data centre facilities that allow us to serve multinational customers Our Carrier Services division manages the commercial relationships globally. Our services include co-location, managed hosting, private and with other operators to support, in particular, international voice and public cloud services, messaging and software-as-a-service applications. data services. We are the second largest international voice carrier in the world, carrying 50 billion international voice minutes annually. We are one of the world’s largest investors in submarine cables that reach more than 100 countries. We offer a broad portfolio of carrier voice and data products and work with over 1,000 communication service providers globally.

Vodafone enterprise service revenue on Share of Group service revenue on a management basis % a management basis 2014%
30
27 27 Fixed: 23% 23 20
10 Mobile: 77%
0 2012 2013 2014
t basis in the UK and New Zealand now from enterprise customers
M2M services for automotive customers
We will provide automotive connectivity in new Volkswagen and Audi vehicles in Europe from next year, using an embedded SIM to provide customers with high-speed internet access on the road. We worked closely with Volkswagen to design the activation and service processes to their specific requirements.
Vodafone One Net Business
Vodafone One Net Business has helped ICT Networks in the UK reduce costs and free up its technicians’ time by providing a simple and reliable virtual desk phone via their mobile – allowing technicians who are travelling and working remotely to be more accessible and responsive to customers and colleagues.
Cloud and hosting
We will provide cloud and hosting services to global software provider Synchronoss across Europe, with the ability to expand into the
Middle East and the Asia Pacific region. Our solution leverages assets and knowledge acquired from CWW to help them deploy secure applications on a global scale.

Network
We aim to have the best mobile network in all our markets, be competitive in fixed services and provide the best converged fixed and mobile services to support the growing demand for unified communications. We are aiming to provide our customers with a “perfect voice” call experience, and provide both high quality and broad data coverage.
Context Where we are going
a The telecoms industry continues to experience a rapid increase Our strategy is focused upon delivering a clearly differentiated, in the demand for data services, such as video streaming and market-leading network position. We will do this through: internet browsing on smartphones and tablets. a the provision of the best mobile voice and data service, by the a Across the Group data traffic increased by 64% over the last year rapid and widespread deployment of 3G and 4G, and upgrades and data now accounts for 81% of our total traffic including voice. to network backhaul infrastructure; and a Mobile and fixed network technology is continuing to evolve being competitive in the fixed market and delivering leading a providing faster data speeds and the capability to carry more data. unified communication solutions, by acquiring access a Customers are also increasingly seeking fixed and mobile to an effective mix of high speed next?generation fixed converged or unified communications propositions. network cable and fibre infrastructure.
Mobile network Europe During the year we acquired Kabel Deutschland in Germany and announced the acquisition of Ono in Spain, both of which provide Across Europe data has become an increasingly important driver of total us with high quality cable network infrastructure. The integration of traffic on our network. In the last year European data traffic increased Cable & Wireless Worldwide in the UK and TelstraClear in New Zealand by 44%, compared to 4% for voice. Video streaming and web browsing remains on track and we have made good progress on our fibre build are the most popular data applications – accounting for nearly 75% programmes in Spain and Portugal with a target to reach three million of data usage. 3G accounts for most of our data traffic, so it’s a key area and 1.5 million homes passed respectively by 2015. for investment. This is why today around two thirds of our European 3G network can now deliver peak downlink speeds of 43.2Mbps and the latest smartphone drive trials showed that we had the best or co-best Spectrum 3G data network in 15 out of 20 markets. The faster speeds offered Radio spectrum is the key raw material for our mobile business. by 4G make this increasingly attractive to our customers, shown During the year we acquired and renewed spectrum for Ł2.2 billion by a significant rise in the number of users last year to 4.7 million. in India, Romania, New Zealand and the Czech Republic, with a cash
The increasing take-up of 4G means that this now represents 18% cost of Ł0.9 billion during the year. The purchases in India will enable of total European data traffic. the provision of enhanced voice and data services including 2G, 3G and 4G across the country. We have a strong portfolio of spectrum assets Mobile network emerging markets to support the rapid deployment of 4G, with 800/900MHz frequency spectrum for deep indoor coverage and 1800/2600MHz for capacity Nearly 40% of Group mobile data is now carried across our AMAP and performance. See page 194 for more details. network, which includes our emerging markets, and by the end of the year India became the greatest data user by volume of any country within Vodafone. The scope for further data growth remains significant Project Spring with only 52 million of our 167 million customers in India having The largest part of Project Spring will be significant additional access to data, of which only seven million are 3G users. 3G usage investment in our mobile and fixed networks over the next two years is already averaging in excess of nearly 750MB per month – compared to both accelerate and clearly differentiate our network position in all to around 500MB in Europe. To meet this rapid growth in data traffic, of our markets. This is the largest network investment programme we have rolled out more than 10,500 3G and over 9,700 2G sites in India in our history. supported by more than 13,000 kilometres of fibre in the last two years.
In our European mobile networks, this will enable us to deliver Investing in fixed networks for unified communications “perfect voice” which means a call success rate of over 99%. We will As demand for unified communications and data grows we are also deliver the best 4G data experience with over 90% outdoor increasing our access to next?generation fixed line infrastructure population coverage and 90% of customer data sessions on high to support this. Through a combination of wholesale agreements, speed smartphones will be above 3Mbps. This will be supported self-build programmes and targeted acquisitions we now have by a future proofed network with over 98% of sites covered with high access to fixed line infrastructure in 17 markets (with data speeds capacity backhaul. In emerging markets, we will also deliver “perfect of up to 300Mbps in some) and we offer combined fixed and mobile voice” and will grow our 3G coverage to 95% in targeted urban areas propositions in 12 countries. in India. For our fixed customers, we will deploy fibre in Italy passing 6.4 million households, extend our fibre roll?out in Portugal to more households and build fibre coverage to support 15,000 enterprises in South Africa.

obile operators in the world
Expanding our 4G network
Our 4G journey continues to go from strength to strength. In the last year, we launched 4G services in a further seven markets, including the UK, bringing the total to 14. 17% of the smartphones on our European network are 4G capable, and our 4G network enables customers to upload and download content two to three times faster than over 3G. This allows users to stream video content and browse the internet with less delay. By 2016 we expect to expand our 4G network to cover over
90% of the European population.
Portable network supports victims of typhoon
In November 2013, the Vodafone Foundation deployed two Instant Network to support relief efforts following Typhoon Haiyan, in the Philippines. These portable networks pack into four cases, each weighing less than 100kg. Over 29 days the networks enabled 1.4 million SMS and 443,200 calls to be made.
In February 2014, the Vodafone Foundation launched the Instant Network Mini – a “network in a backpack” weighing just 11kg, which can be deployed in ten minutes.
Network innovation
We work very closely with our network suppliers to continually develop innovative new solutions to help improve our customers’ network experience, deliver efficiencies and enable us to differentiate. During this year, we began testing and deploying several solutions, which will be available in the near future. For example, “4G carrier aggregation”, bonds together multiple spectrum blocks to increase peak data downloads speeds up to 300Mbps; and “4G Broadcast” enables an unlimited number of smartphone users, with compatible devices, to watch TV channels without putting additional load on the
4G network. We were the first operator to trial this service in Europe in February 2014.

Operations
We are using the benefits of our global reach and scale to standardise and simplify the way we do business across the Group. This will both improve cost efficiency and reduce the time to launch new services and products to our customers.
Context Where we are going
a The challenging economic, regulatory and competitive We aim to improve operational efficiency, and to speed up and environment we face in Europe has led to declining revenues in our co-ordinate our time to market for new propositions and services, by: European businesses. a using our centralised functions more; a Inflationary pressure in emerging markets is putting upward pressure on our cost base. a driving standardisation and simplification of our business to maximise the benefits of our scale; a The trend towards greater data usage significantly increases the traffic on our network. a offshoring more business functions to shared service centres; a applying new technology to improve efficiency; and a Against this background, to protect our level of profitability, we must continue to find ways to improve operating efficiency and a reducing non-customer facing cost. simplify and standardise processes for customers.
Using our centralised functions more Offshoring functions to shared
The Vodafone Procurement Company (‘VPC’) in Luxembourg centrally service centres of expertise manages the strategic procurement of the majority of our overall spend. Our business depends on having simple and effective operations This allows us to leverage scale and achieve better prices and terms that leverage the benefits of shared service centres to support our and conditions. During the year the spend managed through the VPC operations across the globe. increased to €10.2 billion which represents around 50% of our spend, Over the past three years we have expanded the scope of shared service up from €6.9 billion in the prior year. centres in Egypt, India and Europe to provide financial, administrative,
By utilising the VPC we also learn how to apply best practice across IT, customer operations and human resource services for all of our different spend categories. For example, by applying techniques from markets. In 2012, we had just 9,5001 shared centre employees and this how we manage the software licences for our data centres under has now risen to over 13,300, and has expanded to cover commercial a single contract to how we buy software for our network operations, activities for our Enterprise business and customers. Our shared services we have achieved a 30% reduction in prices compared to what our are delivering cash cost savings at an annualised run-rate of about markets were achieving in isolation. Ł180 million. We expect to have around 16,000 employees in shared
Standardisation and simplification services by 2016.
In the UK, we completed the first phase of a programme to simplify Applying new technology to improve efficiency our organisation and improve all of our IT systems for billing, customer We have been at the forefront of Single RAN (Radio Access relationship management, and online and retail services. All prepaid Network) technology that enables the combination of 2G, 3G and customers services have migrated from legacy IT systems to one new 4G technologies into the same radio equipment. This has a number integrated platform. This has resulted in simplification of our tariffs and of cost benefits including reduced floor space requirements on?site improved end-to-end order processing times. We have also upgraded which reduces our site rentals, and efficient power technology provides all our retail points of sale to make the sales and logistics processes savings our energy bill. Single RAN units are now present in 45% of our simpler for our staff. All of this means a better experience for customers. sites and we plan to expand this to 69% by 2016.
We have reduced the number of ways of returning a handset to eight, and through our rationalisation programme we are reducing our Reducing non-customer facing costs consumer price plans from nearly 5,000 to under 500.
While we continue to expand our employee base in customer facing positions, we have been able to make savings across administrative support positions in Europe. On balance this has led to a decrease in the number of employees in Europe (excluding our acquisitions of Kabel Deutschland and the minority stake in Vodafone Italy) and an increase in the number of employees in AMAP.

Deploying Single Radio Access Network sites % of total Moving employees to shared services helps reduce costs to reduce costs
60 15,000
13,300
10,700
40 45 10,000 9,500 34
20 24 5,000
0 2012 2013 2014 0 2012 2013 2014
ons operating ex
Sharing network sites to reduce costs
Nearly three quarters of the new radio sites deployed across the Group during the year were shared with other mobile operators, which reduces the cost of renting or building new sites by about 20% compared to non-shared units. During the year we entered into new sharing arrangements in three markets – Greece, Romania and Italy.
Virtualising our network
We are increasingly looking at ways to virtualise our network through cloud computing. This requires us to move our existing network capabilities from dedicated hardware onto virtualised applications running over the cloud. As a result we are able to simplify our network architecture and reduce costs. Virtualised networks are more scalable and resilient, and enable the faster deployment of new services. With this capability, we have started rolling out new features such as a messaging platform for our M2M products, and many more are planned.
Helping our customers cut costs
We estimated that our products and services in smart metering and logistics, fleet management, call conferencing, and cloud and hosting services, could save our customers 2.29 million tonnes of carbon dioxide equivalent (‘CO2e’) – almost equal to our total emissions last year.

Contributing economic improvement to social and
Telecommunications technology has the power to transform people’s lives. Ensuring that we continue to connect more people to essential services, while expanding the reach of our network, is the best way we can support that improvement.
Telecommunications technology can be used to tackle some of the The issue of government surveillance has come under increased most pressing challenges faced by society today. Our products and scrutiny. For the first time we have published a Law Enforcement services provide access to a range of solutions to these challenges Disclosure report, which sets out our approach to responding to law in areas including financial services, healthcare and education. enforcement demands for access to customer information, together
We remain determined to continue to contribute to the social and with information about intelligence agency and authority demands economic development of all our customers and particularly our on a country-by-country basis, where statistical data can lawfully 302 million customers who live in emerging markets, while ensuring be disclosed. we continue to fulfil our strategic business goals.
Vodafone is a member of the Telecommunications Industry Dialogue How we achieve our goals is integral to the long-term success of the on Freedom and Privacy of Expression, which in March 2013 launched business. We remain fully committed to operating ethically and a two-year collaboration with the Global Network Initiative (‘GNI’) responsibly in everything we do. This includes ensuring we respect and a set of Guiding Principles, which address the issues of privacy and our customers’ human rights, improving ethical and environmental freedom of expression as they relate to the telecommunications sector. standards in our supply chain and managing our energy use, while remaining proactive in our response to emerging sustainability risks. Supporting ethical practices in the supply chain This report highlights our progress in four critical areas. We continue to work with our suppliers and others in our industry to raise ethical, labour and environmental standards in our supply Connecting people to vital services chain, through an enhanced code of ethical purchasing. In 2014, we conducted 30 rigorous audits of both new and existing suppliers and
Mobile money continues to be a driver of financial inclusion, offering
38 through the Joint Audit Co-operation (‘JAC’), in collaboration with people access to payments and financial services beyond the nine other telecommunications operators. reach of traditional institutions. Our platform, M-Pesa, expanded its geographical reach in 2014, launching recently in Mozambique, This year, we published our first Conflict Minerals report in response
Lesotho, Egypt, Romania and India. to US Securities and Exchange Commission requirements. Our policy requires our suppliers to take steps to ensure that minerals used M-Pesa now has 17 million active users who can access a wide range to finance conflict in the Democratic Republic of Congo (‘DRC’) of services that enhance their ability to improve their livelihoods, or neighbouring countries do not end up in our products and we are including the ability to pay bills and even be paid their salary via M-Pesa. working through industry initiatives to continue to tackle this issue. A new savings and loan product, launched in conjunction with the Commercial Bank of Africa, enables M-Pesa users to save and access Saving energy and cutting carbon loans, often for the very first time.
We are a top-rated global communications service provider for the The M-Pesa platform supports our efforts in many other areas, including machine-to-machine (‘M2M’) industry. Using our M2M solutions helps our aim to increase productivity and improve the lives of 500,000 our enterprise customers to cut carbon emissions and generate cost smallholder farmers in Africa, through the Connected Farmer Alliance savings. We estimated the carbon savings we deliver for customers from initiative. Our first formal partnership with Kilombero Plantations our M2M products and services, call conferencing and cloud and hosting, Limited, in Tanzania, tested how mobile technology could support the to be a total of 2.29 million tonnes of carbon dioxide equivalent (‘CO2e’) Company’s engagement with smallholder rice farmers. We are also in 2013 – almost equal to our total emissions. By March 2014, we had piloting our solution with a dairy cooperative in Kenya, to help them run contracts to provide nearly 14 million M2M connections with carbon-more efficiently, increasing productivity and incomes for the members reducing potential in smart metering, fleet management and logistics. who supply the cooperative with milk.
Though we continue to extend the reach of our network to more Protecting our customers’ information customers, who are using increasing amounts of data, our own carbon and respecting their privacy footprint has remained almost stable and we remain committed to reduce it as far as possible through energy efficiency measures.
The amount of data and personal information transmitted over our
The efficiency of our operations has greatly improved with emissions per networks is increasing, as our customers use their mobile and other base station now at ten tonnes CO2e, almost 40% lower than in 2007. connected devices more and more. Our commitment to protect that Our total carbon emissions in 2014 were 2.55 million tonnes of CO2e, information and respect their right to privacy and freedom of expression a slight increase on 2013 due to newly acquired operations. remains critical in retaining their trust.
We can only ensure our customers’ privacy if we first ensure the security of their information and communications. Cyber security threats Want to find out more? continue to proliferate, so Vodafone’s Global Security Operations Centre Read our sustainability report 2013–14, for more information monitors our IT systems 24 hours a day, seven days a week, to anticipate on Vodafone’s contribution to social and economic development. or detect attacks and minimise their impact. vodafone.com/sustainability/report2014

Energy use 20141,2 GWh Carbon emissions2 Millions of tonnes CO2e

3

2.55
2.36 2.23

2

Network: 4,690

1

0 2012 2013 2014 n Scope 1 (direct greenhouse gas (‘GHG’) emissions) n Scope 2 (indirect GHG emissions)
Notes:

1	Energy use does not include fuel use for transport.
2

Calculated using local market actual or estimated data sourced from invoices, purchasing requisitions, direct data measurement and estimations. Carbon emissions calculated in line with DEFRA guidance and Greenhouse Gas Protocol. For full methodology see our sustainability report 2014. CWW and TelstraClear data included for 2014 only and data for 2014 acquisitions excluded.

e Foundations in 2013 – including Ł5.9 million towards its operating costs. Since its inception, Vodafone has donated over Ł475 million to the charitable programmes led by our Foundations.
Connected Women
Vodafone’s Connected Women Summit focused on the impact of mobile technology on the lives of women around the world. New research, commissioned by the Vodafone Foundation, looked at the social and economic impact of extending women’s access to mobile phones. The Connected Women report found that stabilising the gender gap in our markets could have an economic benefit for women and society of more than US$22.3 billion annually from 2020.
Supporting victims of domestic violence
TecSOS, from the Vodafone Foundation, rapidly connects victims of domestic violence to emergency services. Now available in six European markets, it has helped more than 31,900 victims. In the UK, TecSOS is used by over 50% of police forces – it won the
Metropolitan Police Commissioner’s Award for Best Use of Technology and was granted a “Secured by Design” licence, which recognises TecSOS as a high quality service to be used by the police.
Instant Education
The Vodafone Foundation opened the first “Instant Network School” in the DRC in 2013, in partnership with Italian NGO, Don Bosco. The Vodafone Foundation’s Instant Network Schools programme is supported by the Qatar Foundation’s “Educate a Child” initiative. The school, in Goma, is enabling 400–500 children aged 7–17 to access online educational content via tablets provided through the Instant Network mobile education programme.

One company, local roots
We believe our people are fundamental to our success – that’s why we want to attract and retain exceptional employees. We’re committed to providing an inclusive workplace where we offer great opportunities for our people to build their skills and careers.
We continue to develop our people to ensure that they have the right skills and experience to deliver an outstanding experience to our customers.
During the year we employed an average of 92,812 people Creating a lean and effective organisation and had 97,721 employees as of March 2014. The number
We continue to make our business more efficient, simplifying processes of our people increased during the year following our acquisition across our markets and sharing best practice. We continue to move of Kabel Deutschland in Germany and the move to full ownership transactional and back office activities to our shared service centres of Vodafone Italy. in Egypt, India and Europe. In the last year we undertook an exercise The following sections highlight our progress in the key areas behind to reduce our non-customer facing support functions, as discussed our people strategy. on page 32.
We aim to treat all employees fairly, consulting with those affected Increasing employee engagement by change and clearly communicating developments. We support Every year all our employees participate in our global People Survey employees through organisational changes, finding people new jobs which allows us to measure engagement levels, compare ourselves in the company or arranging for them to work for a partner company to other large companies and helps us identify ways to improve how where possible. We also help those whose roles are made redundant we do things. search for new jobs, offering them training on job applications and interview skills, and advice on how to start their own business. Our employee engagement index measures how committed our employees are, their desire to continue working for us and their During the year we completed the integration of employees from Cable willingness to recommend Vodafone as an employer. The index & Wireless Worldwide and we established single product management remained broadly stable at 77 points this year compared to 78 last year. teams for consumer and enterprise.
Crucially we retained our top quartile position. Our employee turnover rate also remained broadly stable at 15%. Strengthening capabilities
We want people to grow their careers at Vodafone and develop the skills Embedding The Vodafone Way and talent needed to grow our business. We do this through formal The Vodafone Way is about ensuring our employees work with speed, training, on the job experience and regular coaching from managers. simplicity and trust so that we can be customer-obsessed, ambitious We conduct an annual analysis of learning needs to identify priorities and competitive, innovation-hungry and work as one company with and ensure that learning plans support our business strategy. Every local roots. employee also has a formal review once a year with their manager For the third consecutive year we have run development workshops to review their performance and set clear goals and development plans for all senior employees with a particular focus on ensuring we provide for the year ahead. a superior experience to all our customers.
Our global learning academies in marketing, technology, sales, retail,
Building a diverse and inclusive culture finance and supply chain enable people to develop the critical skills
We believe that a diverse team is crucial to our success, helping us better they need to excel in their functions. We work with leading business understand and meet the needs of our customers. Our Group-wide schools and accredited external providers to develop and deliver the diversity and inclusion strategy aims to create a working environment training. Last year, around 180,000 online courses were completed and which values, celebrates and makes the most of individual differences. we trained around 18,000 people in our Technology Academy and over 10,000 people in our Retail and Sales academies.
We do not condone unfair treatment of any kind and offer equal We conduct regular talent reviews to identify high-potential future opportunities in all aspects of employment and advancement leaders and accelerate the progress of high-potential managers through regardless of race, nationality, gender, age, marital status, sexual our “Inspire” programme, which offers development and executive orientation, disability, and religious or political beliefs. This also applies coaching over an 18 month period and may include an assignment to agency workers, the self-employed and contract workers who work to another Vodafone market or function. for us. We promote an open culture that encourages people to raise Our “Discover” programme for graduates accelerates the careers of high issues to ensure that any behaviour which excludes or discriminates performing graduates and we recruited 596 people from 20 countries against individuals does not go unchallenged. This year’s People Survey onto this programme during the year. We also have an international showed that 89% of employees believe that Vodafone treats people assignment programme, “Columbus”, with 35 graduates from fairly, regardless of their gender, background, age or beliefs. 16 different markets taking part this year.

Valuing diversity
At the end of the year we had 61,848 (63%) male and 35,873 (37%) female employees and we have increased female representation at all levels of the business, particularly within more senior roles. Women now make up 22% of our senior leadership team (our 223 most senior managers) – an improvement on last year but we still have work to do. We also increased the number of women on our Executive Committee to two.
Recognising performance Creating a safe place to work
We maintained our approach of rewarding people based on their Driving a culture where safety is an integral part of every business performance, potential and contribution to our success. We benchmark decision is critical to our vision of preventing any incidents that could roles regularly to ensure competitive, fair remuneration in every country affect the health and safety of our people. We continue to work hard in which we operate. We also offer competitive retirement and other to ensure employees and contractors know how to identify and manage benefit provisions which vary depending on conditions and practices risks and take personal responsibility for their own safety and the safety in local markets. of those around them.
Global short-term incentive plans are offered to a large percentage We have a wide range of programmes and systems to tackle our key of employees and global long-term incentive plans are offered to our risks, often tailored to the particular needs of each market. Despite this, senior managers. Individual and company performance measures we greatly regret to report that 12 people died while undertaking work are attached to these plans which give employees the opportunity on behalf of Vodafone last year. Strengthening programmes to target to be rewarded for exceptional performance as well as ensuring that occupational road risk – one of our biggest risks and the main cause we do not reward poor performance. of these fatalities – remains a major focus for all local markets.
Doing what’s right Through increased awareness and a strong focus on managing our top five safety risks, our injury rates have continued to decline in 2014.
We have a “Code of Conduct” that sets out our business principles and The safety culture in Vodafone continues to mature – our latest what we expect from employees to ensure they protect themselves People Survey showed that 89% of employees believe that our as well as the Company’s reputation and assets. We actively promoted “Absolute Rules”, which help employees follow best practice for safety, our Code of Conduct throughout the year via our global “Doing are taken seriously.
What’s Right” campaign. The aim was to improve understanding of and engagement with key topics including health and safety, anti-bribery, privacy, security and competition law to ensure that people know what’s expected of them and managers know what is expected of their teams.

38	Vodafone Group Plc Annual Report on Form 20-F 2014
Chief Financial Officer’s review

Our financial performance

was mixed

Our financial performance reflects continued strong growth in our emerging markets, partly offsetting competitive, regulatory and macroeconomic pressures in Europe. While we have seen declines in our revenue and adjusted EBITDA, we have met our financial guidance and increased the dividend per share.

Overall performance

The Group’s emerging markets businesses have delivered strong organic growth this year, combining good local execution on marketing and distribution with leading network quality. In particular, data usage in emerging markets is really taking off, providing further growth potential for the Group. This has however been offset by significant ongoing pressures in our European operations, from a combination of a weak macroeconomic environment, regulatory headwinds, and stiff competition. We experienced revenue declines in all of our major European markets, and related pressure on margins, despite continuing measures to control costs.

Group revenue increased by 0.8% to £38.3 billion, with service revenue of £35.2 billion, an increase of 0.5%.

Group adjusted EBITDA decreased by 3.3% to £11.1 billion as the impact of steep revenue declines in Europe offset improving margins in AMAP, notably in India and Australia.

Group adjusted operating profit fell 22.9% year-on-year to £4.3 billion due to lower adjusted EBITDA and higher amortisation and depreciation due principally to the acquisition of KDG in October 2013.

Verizon Wireless

The profit contribution of Verizon Wireless is reported in our 2014 financial year results for five months to 2 September 2013, the date we announced its sale. Our share of Verizon Wireless’ profits for this five month period amounted to £3.2 billion. The sale of the US group, whose principal asset was Verizon Wireless, led to a pre-tax gain on disposal of £45.0 billion.

Impairment losses

We recorded impairment charges of £6.6 billion relating to our businesses in Germany, Spain, Portugal, Czech Republic and Romania. These were driven by lower projected cash flows within business plans, resulting from the tougher macroeconomic environment and heavy price competition.

Financing costs and taxation

Net financing costs have decreased 6.4% primarily due to the recognition of mark-to-market gains, offset by a £99 million loss (2013: £nil) on the redemption of US$5.65 billion bonds as part of the restructuring of the Group’s financing arrangements following the disposal of Verizon Wireless and lower interest income on settlement of tax issues.

The statutory effective tax rate for the year ended 31 March 2014 was -33.4% compared to 77.2% in the prior year. The difference is primarily due to the gain on disposal of our interest in Verizon Wireless which did not result in any tax consequences and the recognition of significant deferred tax assets in Luxembourg and Germany.

Adjusted earnings per share

Adjusted earnings per share1 fell 12.8% to 17.54 pence, driven by lower adjusted operating profit, offset by a lower share count arising from the Group’s share buyback programme. The Board is recommending a final dividend per share of 7.47 pence, to give total ordinary dividends per share for the year of 11.0 pence, up 8% year-on-year.

Free cash flow

Free cash flow was £4.2 billion, down 24.0% from the prior year. The year-on-year decline reflects the relative strength of sterling against the South African rand and Indian rupee over the course of the year, partly offset by movements in the euro, as well as tough trading conditions. In addition to the free cash flow reported above, we received an income dividend of £2.1 billion from Verizon Wireless.

Capital expenditure

Capital expenditure increased 19.3% to £6.3 billion, with the growth driven by the inclusion of CWW for 12 months, the inclusion of KDG from October 2013, the commencement of our fibre roll-out in Spain, and initial Project Spring investments in Germany and India. In addition, we acquired and renewed spectrum for £2.2 billion in India, Romania, New Zealand and the Czech Republic, with a cash cost of £0.9 billion during the year.

Group1

	2014 £m	Restated 2013 £m [1]
Revenue	38,346	38,041
Service revenue	35,190	34,999
Other revenue	3,156	3,042
Adjusted EBITDA[2]	11,084	11,466
Adjusted operating profit[2]	4,310	5,590
Impairment loss	(6,600)	(7,700)
Restructuring costs and other	(355)	(311)
Amortisation of acquired customer bases and brand intangible assets	(551)	(249)
Other income/(expense)	(717)	468
Operating loss	(3,913)	(2,202)
Non-operating income and expense	(149)	10
Net financing costs	(1,208)	(1,291)
Income tax credit/(expense)	16,582	(476)
Profit/(loss) for the financial year from continuing operations	11,312	(3,959)
Profit for the financial year from discontinued operations	48,108	4,616
Profit for the financial year	59,420	657

Notes:

1	2014 results reflect average foreign exchange rates of £1:€1.19 and £1:US$1.59 (2013: £1:€1.23 and £1:US$1.58).
2	Adjusted EBITDA and adjusted operating profit have been restated to exclude restructuring costs . Adjusted operating profit has also been redefined to exclude amortisation of customer base and brand intangible assets. See page 201 for “Non-GAAP financial information”.

Net debt

Net debt decreased £11.7 billion to £13.7 billion as proceeds from the disposal of our US group, whose principal asset was its 45% stake in Verizon Wireless, positive free cash flow and favourable foreign exchange movements more than offset the acquisition of Kabel Deutschland, licences and spectrum payments and equity shareholder returns including equity dividends, the special distribution and share buybacks. In Q4, we paid £2.4 billion in relation to the expected tax liability for the Verizon Wireless transaction, of which US$3.3 billion (£2.0 billion) was paid to Verizon. We now expect this liability to total US$3.6 billion (£2.2 billion).

Performance against 2014 financial year guidance2

On 2 September 2013 we issued pro forma guidance for the 2014 financial year, which excluded VZW and included 100% of Vodafone Italy, both for the whole year. This pro forma guidance included Vodafone’s remaining joint ventures (Australia, Fiji and Indus Towers), on an equity accounting basis, consistent with IFRS requirements.

Based on guidance foreign exchange rates, our pro forma adjusted operating profit for the 2014 financial year was £4.9 billion2, in line with the around £5.0 billion range set in September 2013. On the same basis our pro forma free cash flow was £4.8 billion2, in line with our guidance range of £4.5–£5.0 billion.

2015 financial year guidance3

	Adjusted EBITDA £bn	Free cash flow £bn
2015 financial year guidance	11.4–11.9	Positive

We expect adjusted EBITDA to be in the range of £11.4 billion to £11.9 billion.

We expect free cash flow to be positive after all capex, before the impact of M&A, spectrum purchases and restructuring costs. Total capex over the next two years is expected to be around £19 billion, after which we anticipate capital intensity normalising to a level of 13–14% of annual revenue.

/s/ Nick Read

Nick Read

Chief Financial Officer

Notes:

*	All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See page 202 “Non-GAAP financial information” for further details.
1	Please see page 201 for “Non-GAAP financial information”.
2	Guidance foreign exchange rates for the year ended 31 March 2014 were £1:€1.17, £1=US$1.52, £1:INR 84.9 and £1:ZAR 14.3.
3	We have based guidance for the 2015 financial year on our current assessment of the global macroeconomic outlook and assume foreign exchange rates of £1:€1.21, £1:INR 105.8 and £1:ZAR 18.4. It excludes the impact of licences and spectrum purchases, material one-off tax-related payments, restructuring costs and any fundamental structural change to the Eurozone. It also assumes no material change to the current structure of the Group. Actual foreign exchange rates may vary from the foreign exchange rate assumptions used. A 1% change in the euro to sterling exchange rate would impact adjusted EBITDA by £60 million and have no material impact on free cash flow. A 1% change in the Indian rupee to sterling exchange rate would impact adjusted EBITDA by £10 million and free cash flow by £5 million. A 1% change in the South African Rand to sterling exchange rate would impact adjusted EBITDA by £15 million and free cash flow by £5 million. Guidance for the year ending 31 March 2015 includes the results of Vodafone’s remaining joint ventures (Australia, Fiji and Indus Towers) on an equity basis, consistent with IFRS requirements.

40	Vodafone Group Plc Annual Report on Form 20-F 2014
Operating results

This section presents our operating performance, providing commentary on how revenue and adjusted EBITDA performance of the Group and its operating segments within the Europe and AMAP regions, together with Common Functions, have developed over the last year. These revenue and adjusted EBITDA amounts are extracted from note 2 to the Consolidated Financial Statements. See pages 171 to 175 for commentary on the 2013 financial year. The presentation of segmental revenues and adjusted EBITDA within note 2 to the Consolidated Financial Statements segment is under the management basis as this is assessed as being the most insightful presentation and is how the Group’s operating performance is reviewed internally by management. See “Non-GAAP information” on page 201 for further information on the use of management basis measures and reconciliations between the management basis measures and the statutory (IFRS) basis.

Group level operating performance is discussed on pages 38, 39 and 97.

Europe on a management basis

	Germany £m	Italy £m	UK £m	Spain £m	Other Europe £m	Eliminations £m	Europe £m	Restated 2013 £m		% change
									£	Organic
Year ended 31 March 2014
Revenue	8,272	4,312	6,427	3,518	5,525	(57)	27,997	28,602	(2.1)	(9.3)
Service revenue	7,739	3,863	6,095	3,230	5,104	(54)	25,977	26,501	(2.0)	(9.1)
Other revenue	533	449	332	288	421	(3)	2,020	2,101	(3.9)	(10.8)
Adjusted EBITDA	2,698	1,536	1,418	787	1,736	–	8,175	9,099	(10.2)	(18.3)
Adjusted EBITDA margin	32.6%	35.6%	22.1%	22.4%	31.4%		29.2%	31.8%

	Organic change %	Other activity pps [1]	Foreign exchange pps	Reported change %
Revenue – Europe	(9.3)	4.7	2.5	(2.1)

Service revenue
Germany	(6.2)	9.0	3.6	6.4
Italy	(17.1)	2.2	3.1	(11.8)
UK	(4.4)	31.9	–	27.5
Spain	(13.4)	(0.7)	3.1	(11.0)
Other Europe	(7.1)	(17.5)	1.8	(22.8)
Europe	(9.1)	4.6	2.5	(2.0)

Adjusted EBITDA
Germany	(18.2)	10.2	3.3	(4.7)
Italy	(24.9)	2.2	2.8	(19.9)
UK	(9.8)	26.9	0.1	17.2
Spain	(23.9)	(1.8)	2.8	(22.9)
Other Europe	(14.0)	(6.2)	2.1	(18.1)
Europe	(18.3)	5.6	2.5	(10.2)

Note:
1 “Other activity” includes the impact of M&A activity and the revision to intra-group roaming charges from 1 April 2013. Refer to “Organic growth” on page 202 for further detail.

Germany

Service revenue decreased 6.2%*, with a slightly improving trend in Q4 compared to Q3. Performance for the year was driven by intense price competition in both the consumer and enterprise segments and an MTR cut effective from December 2012, with Vodafone particularly impacted due to our traditionally high ARPU. In a more competitive environment we launched both a more aggressive 3G price plan (“Smart”) and pushed otelo in the entry-level contract segment. Mobile in-bundle revenue increased 2.7%* as a result of growth in integrated Vodafone Red offers, which was more than offset by a decline in mobile out-of-bundle revenue of 22.6%*. We continue to focus on Vodafone Red and 4G where we had nearly 3.0 million customers and 891,000 consumer contract customers respectively at 31 March 2014.

Adjusted EBITDA declined 18.2%*, with a 4.3* percentage point decline in adjusted EBITDA margin, driven by lower service revenue and increased customer investment.

The roll-out of 4G services continued with a focus on urban areas, with overall outdoor population coverage of 70% at 31 March 2014, which combined with our ongoing network enhancement plan has resulted in a significant improvement in voice and data performance in the second half of the year.

Following its acquisition on 14 October 2013, KDG contributed £702 million to service revenue and £297 million to adjusted EBITDA in Germany. The domination and profit and loss transfer agreement was registered on 14 March 2014 and the integration of Vodafone Germany and KDG began on 1 April 2014.

Italy

Service revenue declined 17.1%* driven by the effect of the summer prepaid price war penetrating the customer base and the negative impact of MTR cuts effective from January and July 2013. Mobile in-bundle revenue grew

15.2%* driven by the take-up of integrated prepaid plans. Vodafone Red, which had nearly 1.5 million customers at 31 March 2014, continues to penetrate further into the base leading to improving churn in the contract segment.

Enterprise revenue growth, while still negative, showed signs of improvement during the year thanks to the success of “Zero”. Prepaid experienced a steep ARPU decline as a result of the market move to aggressive bundled offers. 4G services are now available in 202 municipalities and outdoor coverage has reached 35%.

Fixed line revenue declined 3.2%* as a result of declining fixed voice usage, partly offset by continued broadband revenue growth supported by 77,000 net broadband customer additions during the year. Vodafone Italy now offers fibre services in 37 cities and is progressing well on its own fibre build plans.

Adjusted EBITDA declined 24.9%*, with a 4.8* percentage point decline in adjusted EBITDA margin, primarily driven by the lower revenue, partially offset by strong efficiency improvements delivered on operating costs which fell 7.1%*.

UK

Service revenue decreased 4.4%*, principally driven by declines in enterprise and prepaid and a 1.9 percentage point impact from MTR cuts, partially offset by consumer contract service revenue growth. Mobile in-bundle revenue increased 0.6%* as the positive impact of contract customer growth and greater penetration of Vodafone Red plans into the customer base, with nearly 2.7 million customers at 31 March 2014, offset pricing pressures. Mobile out-of-bundle revenue declined 7.2%*, primarily driven by lower prepaid revenue.

The activity to integrate the UK operations of CWW was accelerated successfully and we continue to deliver cash and capex synergies as planned. The sales pipeline is now growing, which we expect to materialise into revenue increases in the 2015 financial year.

The roll-out of 4G services continued following the launch in August 2013, with services now available in 14 cities and over 200 towns, with over 637,000 4G enabled plans (including Mobile Broadband) at 31 March 2014. We are making significant progress in network performance, particularly in the London area.

Adjusted EBITDA declined 9.8%*, driven by lower revenue and a 1.0* percentage point decline in the adjusted EBITDA margin as a result of higher customer investment.

Spain

Service revenue declined 13.4%*, as a result of intense convergence price competition, macroeconomic price pressure in enterprise and a MTR cut in July 2013. Service revenue trends began to improve towards the end of the year. As a result of a stronger commercial performance and lower customer churn from an improved customer experience, the contract customer base decline slowed during the year and the enterprise customer base remained broadly stable. Mobile in-bundle revenue declined 0.4%* driven by the higher take-up of Vodafone Red plans, which continue to perform well, with over 1.2 million customers at 31 March 2014. We had 797,000 4G customers at 31 March 2014 and services are now available in all Spanish provinces, 227 municipalities and 80 cities.

Fixed line revenue declined 0.2%* as we added 216,000 new customers during the year and added 276,000 homes to our joint fibre network with Orange. On 17 March 2014 we agreed to acquire Grupo Corporativo Ono, S.A. (‘Ono’), the leading cable operator in Spain and the transaction is, subject to customary terms and conditions including anti-trust clearances by the relevant authorities, expected to complete in calendar Q3 2014.

Adjusted EBITDA declined 23.9%*, with a 3.4* percentage point decline in adjusted EBITDA margin, primarily driven by the lower revenue, partly offset by lower commercial costs and operating cost reductions of 9.4%*.

Other Europe

Service revenue declined 7.1%* as price competition and MTR cuts resulted in service revenue declines of 5.6%*, 8.4%* and 14.1%* in the Netherlands, Portugal and Greece respectively. However, Hungary and Romania returned to growth in H2, and all other markets apart from Portugal showed an improvement in revenue declines in Q4.

In the Netherlands mobile in-bundle revenue increased by 3.4%*, driven by the success of Vodafone Red plans. In Portugal, the broadband customer base and fixed line revenues continued to grow as the fibre roll-out gained momentum in a market moving strongly towards converged offers, whilst in Greece the customer base grew due to the focus on data. In Ireland, contract growth remained good in a declining market.

Adjusted EBITDA declined 14.0%*, with a 2.1* percentage point reduction in the adjusted EBITDA margin, driven by lower service revenue, partly offset by operating cost efficiencies.

42	Vodafone Group Plc Annual Report on Form 20-F 2014
Operating results (continued)

Africa, Middle East and Asia Pacific on a management basis

						Restated
	India £m	Vodacom	Other AMAP	Eliminations	AMAP	2013		% change
		£m	£m	£m	£m	£m	£	Organic
Year ended 31 March 2014
Revenue	4,394	4,718	5,860	(1)	14,971	15,413	(2.9)	8.4
Service revenue	3,927	3,866	5,295	(1)	13,087	13,729	(4.7)	6.1
Other revenue	467	852	565	–	1,884	1,684	11.9	27.4
Adjusted EBITDA	1,397	1,716	1,567	–	4,680	4,532	3.3	16.2
Adjusted EBITDA margin	31.8%	36.4%	26.7%		31.3%	29.4%

	Organic change %	Other activity pps	[1]	Foreign exchange pps	Reported change %
Revenue – AMAP	8.4	0.7		(12.0)	(2.9)

Service revenue
India	13.0	–		(11.7)	1.3
Vodacom	4.1	(2.8)		(13.7)	(12.4)
Other AMAP	2.8	4.0		(9.4)	(2.6)
AMAP	6.1	0.7		(11.5)	(4.7)

Adjusted EBITDA
India	26.4	–		(13.7)	12.7
Vodacom	6.6	0.2		(16.1)	(9.3)
Other AMAP	19.3	3.2		(10.7)	11.8
AMAP	16.2	1.0		(13.9)	3.3

Notes:

1	“Other activity” includes the impact of M&A activity and the revision to intra-group roaming charges from 1 April 2013. Refer to “Organic growth” on page 202 for further detail.

India

Service revenue increased 13.0%*, driven by continued customer growth and data usage as well as improved voice pricing. Mobile customers increased by 14.2 million during the year, yielding a closing customer base of 166.6 million at 31 March 2014.

Data usage grew 125% during the year, primarily resulting from a 39% increase in mobile internet users and a 67% increase in usage per customer. At 31 March 2014 active data customers totalled 52 million including seven million 3G customers.

We progressively rolled out M-Pesa across India over the year, reaching nationwide coverage by March 2014.

Adjusted EBITDA grew 26.4%*, with a 3.3* percentage point increase in adjusted EBITDA margin, driven by the higher revenue and the resulting economies of scale on costs.

In February, Vodafone India successfully bid for additional spectrum in 11 telecom circles in the Indian Government’s 900MHz and 1800MHz spectrum auction, enabling the company to provide customers with enhanced mobile voice and data services across the country. Of the total £1.9 billion cost of these spectrum licences, £0.5 billion was paid during the financial year with the remainder payable in instalments starting in 2017.

Vodacom

Service revenue grew 4.1%*, driven by strong growth in Vodacom’s mobile operations outside South Africa. In South Africa, organic service revenue increased 0.3%*, despite the adverse impact of an MTR cut, due to the strong growth in data revenues of 23.5%*, driven by higher smartphone penetration and the strong demand for prepaid bundles.

Vodacom’s mobile operations outside South Africa delivered service revenue growth of

18.9%* mainly from continued customer base growth. M-Pesa continued to perform well and is now operational in all of the Vodacom mobile operations outside of South Africa, with over 4.4 million customers actively using the service.

Adjusted EBITDA increased 6.6%*, driven by revenue growth, optimisation in customer investment and efficiencies in South Africa operating costs. The adjusted EBITDA margin decline of 0.3* percentage points is the result of higher sales of lower margin handsets.

On 14 April 2014, Vodacom announced the acquisition of the Vodacom customer base from Nashua, a mobile cellular provider for South African mobile network operators, subject to the approval of the Competition Authority.

On 19 May 2014 Vodacom announced that it had reached an agreement with the shareholders of Neotel Proprietary Limited (‘Neotel’), the second largest provider of fixed telecommunications services for both enterprise and consumers in South Africa, to acquire 100% of the issued share capital in, and shareholder loans against, Neotel for a total cash consideration of ZAR 7.0 billion (£0.4 billion). The transaction remains subject to the fulfilment of a number of conditions precedent including applicable regulatory approvals and is expected to close before the end of the financial year.

Other AMAP

Service revenue increased 2.8%*, with growth in Turkey, Egypt, Qatar and Ghana being partially offset by declines in Australia and New Zealand.

Service revenue growth in Turkey was 7.9%* after a 5.4 percentage point negative impact from voice and SMS MTR cuts effective from 1 July 2013. Mobile in-bundle revenue in Turkey grew 25.0%* driven by higher smartphone penetration, the success of Vodafone Red plans and continued growth in enterprise.

In Egypt service revenue increased 2.6%*, driven by the growth in the customer base, higher data usage and a successful pricing strategy. Service revenue growth in Qatar came as a result of strong net customer additions and the success of segmented commercial offers. In Ghana, service revenue grew 19.3%*, driven by an increase in customers and higher data usage in both consumer and enterprise.

Adjusted EBITDA grew 19.3%* with a 3.1* percentage point improvement in adjusted EBITDA margin, with improvements in Turkey, Australia, Qatar and Ghana driven by the increase in scale and operating cost efficiencies, and with robust contribution from Egypt, partially offset by a decline in New Zealand.

Our joint venture in Australia experienced a service revenue decline of 9.0%*. The turnaround plan remains on track, yielding improved levels of network performance, net promoter score and customer base management. The adjusted EBITDA margin was improved by 14.8* percentage points, as a result of restructuring and stronger cost discipline.

Our associate in Kenya, Safaricom, increased service revenue by 17.2% driven by a higher customer base and continued growth in M-Pesa.

Non-Controlled Interests on a management basis

Verizon Wireless1,2

	2014 £m	2013 £m
Revenue	9,955	21,972
Service revenue	9,000	19,697
Other revenue	955	2,275
Adjusted EBITDA	4,274	8,831
Interest	(20)	(25)
Tax[2]	(50)	13
Group’s share of result in VZW	3,169	6,500

Notes:

1	All amounts represent the Group’s share based on its 45% partnership interest, unless otherwise stated. Results for the year ended 31 March 2014 only include results to 2 September 2013, the date the Group announced its intention to dispose of its 45% interest.
2	The Group’s share of the tax attributable to VZW relates only to the corporate entities held by the VZW partnership and certain US state taxes which are levied on the partnership. The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.

On 2 September 2013 Vodafone announced it had reached an agreement with Verizon Communications Inc. to dispose of its US group whose principal asset was its 45% interest in Verizon Wireless. The Group ceased recognising its share of results in Verizon Wireless on 2 September 2013, and classified its investment as a held for sale asset and the results as a discontinued operation. The transaction completed on 21 February 2014.

Operating loss

Adjusted operating profit excludes certain income and expenses that we have identified separately to allow their effect on the present results of the Group to be assessed (see page 201). The items that are included in operating loss but are excluded from adjusted operating profit are discussed below.

Impairment losses of £6,600 million (2013: £7,700 million) recognised in respect of Germany, Spain, Portugal, Czech Republic and Romania. Further detail is provided in note 4 to the Group’s consolidated financial statements.

Restructuring costs of £355 million (2013: £311 million) have been incurred to improve future business performance and reduce costs.

Amortisation of intangible assets in relation to customer bases and brands are recognised under accounting rules after we acquire businesses and amounted to £551 million (2013: £249 million). Amortisation charges increased in the year as a result of the acquisition of KDG and Vodafone Italy in the year.

Other income and expense comprises a loss of £0.7 billion arising largely from our acquisition of a controlling interest in Vodafone Italy. The year ended 31 March 2013 includes a £0.5 billion gain on the acquisition of CWW.

Including the above items, operating loss increased to £3.9 billion from £2.2 billion as lower impairment charges were offset by lower revenue, higher customer costs and higher amortisation.

Net financing costs

	2014 £m	2013 £m
Investment income	346	305
Financing costs	(1,554)	(1,596)
Net financing costs	(1,208)	(1,291)

Net financing costs have decreased 6.4% primarily due to the recognition of mark-to-market gains, offset by a £99 million loss (2013: £nil) on the redemption of US$5.65 billion bonds as part of the restructuring of the Group’s financing arrangements following the disposal of Verizon Wireless and lower interest income on settlement of tax issues.

44	Vodafone Group Plc Annual Report on Form 20-F 2014
Operating results (continued)

Taxation

	2014 £m	2013 £m
Income tax expense:
Continuing operations before recognition of deferred tax	2,736	476
Discontinued operations	1,709	1,750
Total income tax expense	4,445	2,226
Recognition of additional deferred tax – continuing operations	(19,318)	–
Total tax (credit)/expense	(14,873)	2,226

The recognition of the additional deferred tax assets, which arose from losses in earlier years, was triggered by the agreement to dispose of the US group whose principal asset was its 45% interest in VZW, which removes significant uncertainty around both the availability of the losses in Germany and the future income streams in Luxembourg. The Group expects to use these losses over a significant number of years; the actual use of these losses is dependent on many factors which may change, including the level of profitability in both Germany and Luxembourg, changes in tax law and changes to the structure of the Group.

	2014 £m	2013 £m
Total tax (credit)/expense	(14,873)	2,226

Profit before tax
– Continuing operations	(5,270)	(3,483)
– Discontinued operations	49,817	6,366
Total profit before tax	44,547	2,883

Effective tax rate	-33.4%	77.2%

The statutory effective tax rate for the year ended 31 March 2014 was -33.4% compared to 77.2% in the prior year. The difference is primarily due to the gain on disposal of our interest in Verizon Wireless which did not result in any tax consequences and the recognition of significant deferred tax assets in Luxembourg and Germany.

Discontinued operations

On 2 September 2013 the Group announced it had reached an agreement with Verizon Communications Inc. to dispose of its US group whose principal asset was its 45% interest in VZW. The Group ceased recognising its share of results in VZW on 2 September 2013, and classified its investment as a held for sale asset and the results as a discontinued operation. The transaction completed on 21 February 2014.

The table below sets out all of the elements relating to this discontinued operation within the consolidated income statement.

	2014 £m	2013 £m
Share of result in associate	3,191	6,422
Net financing income/(costs)	27	(56)
Profit before taxation	3,218	6,366
Taxation relating to performance of discontinued operations	(1,709)	(1,750)
Post-tax profit from discontinued operations	1,509	4,616

The table below sets the gain on disposal of discontinued operations.

	2014 £m	2013 £m
Gain on disposal of discontinued operations before tax	44,996	–
Other items arising from the disposal	1,603	–
Net gain on disposal of discontinued operations	46,599	–

Profit for the financial year from discontinued operations	48,108	4,616

Earnings/(loss) per share

We have redefined adjusted earnings per share to exclude amortisation of acquired customer base and brand-related intangible assets, restructuring costs and one-off items in relation to both the disposal of our interest in Verizon Wireless and the acquisition of the remaining 23% of Vodafone Italy. Comparatives have been restated consistently.

Adjusted earnings per share was 17.54 pence, a decrease of 12.8% year-on-year, reflecting lower adjusted operating profit primarily due to the cessation of equity accounting for VZW from 2 September 2013, partially offset by a reduction in shares in issue arising from the Group’s share buyback programme.

Basic earnings per share from continuing operations increased to 42.10 pence (2013: loss of 15.66 pence) primarily due to the recognition of the additional deferred tax assets in the current year.

	Statutory basis
	2014 £m	2013 £m
Profit attributable to equity shareholders	59,254	413

Adjustments:
Impairment loss	6,600	7,700
Amortisation of acquired customer base and brand intangible assets	551	249
Restructuring costs	355	311
Other income and expense	717	(468)
Discontinued and other items	(46,520)	–
Non-operating income and expense	149	(10)
Investment income and financing costs	78	51
	(38,070)	7,833

Taxation	(17,511)	(150)
Removal of VZW trading results and tax after 2 September[1]	1,019	(2,669)
Non-controlling interests	(50)	(28)
Adjusted profit attributable to equity shareholders	4,642	5,399

	Million	Million
Weighted average number of shares outstanding – basic	26,472	26,831
Weighted average number of shares outstanding – diluted	26,682	26,831

Note:

1	The adjustment for the year ended 31 March 2014 primarily relates to the removal of tax in respect of our US group after 2 September 2013, whereas the adjustment for the year ended 31 March 2013 includes the removal of both profit contributions and tax for the period from 2 September 2012 to 31 March 2013.

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

Roaming and interconnect

Vodafone has wholesale roaming and interconnect arrangements with mobile and fixed line operators in Iran. Vodafone has, or has had, relationships with telecommunications operators in Iran in connection with such roaming and interconnect arrangements, some of which it believes are or may be government controlled entities. The approximate total gross revenues attributable to the arrangements mentioned above for the financial year ended 31 March 2014 were £992,000.

Contract between Vodafone Global Enterprise (‘VGE’) and Deutsche Post DHL (‘DHL’)

VGE, a Vodafone division which serves multi-national corporate customers, had a contract with DHL to provide DHL with a managed Multi-Protocol Label Switching data network in a total of 67 countries across Eastern Europe, Africa and the Middle East. On 31 January 2013, Vodafone terminated all telecommunications commitments towards DHL in respect of Iran under this contract and there were no further revenues or profits attributable to this contract for the financial year ended 31 March 2014.

EPEG Project

On 27 July 2012, Vodafone acquired Cable & Wireless Worldwide Plc (‘CWW’), which (through a subsidiary) is member of a consortium made up of Telecommunication Infrastructure Company of Iran (‘TIC’) (an entity controlled by the government of Iran), Rostelecom and Omantel that is building a high speed cable network from a landing point in Oman, to Germany. Each member of the consortium is responsible for funding, building and maintaining its section of the cable, with CWW owning and being responsible for the segment from the Ukrainian border with Russia to Frankfurt, Germany. No capacity sales have been made on this high speed cable network yet; consequently there are no revenues or profits associated with the project.

Intellectual Property

Vodafone, through one of its subsidiaries, also makes some insignificant payments to Iran in order to register certain domain names, register and renew certain trademarks, and protect its brand globally. Vodafone paid annual registration fees of £48 to IRNIC for the registration of three domain names. Vodafone did not make any payments to Iran in order to register or renew any of its trade marks during the fiscal year ended 31 March 2014.

References to “Q4” are to the quarter ended 31 March 2014 unless otherwise stated. References to the “second half of the year” are to the six months ended 31 March 2014 unless otherwise stated. References to the “year” or “financial year” are to the financial year ended 31 March 2014 and references to the “prior financial year” are to the financial year ended 31 March 2013 unless otherwise stated. References to the “2014 financial year”, “2015 financial year”, “2016 financial year”, “2017 financial year” and the “2019 financial year” are to the financial years ending 31 March 2014, 2015, 2016, 2017 and 2019, respectively. References to “calendar Q3 2014” are to the quarter ended 30 September 2014, unless otherwise stated.

Identifying and managing our risks We have a clear framework for identifying and managing risk, both at an operational and strategic level. Our risk identification and mitigation processes have been designed to be responsive to the ever-changing environments in which we operate.

Risk summary

Identifying and managing our risks

For more detail of our strategy for managing risk
196

Managing risk

Board
Review and confirmation
Review and confirmation by the Board
Audit and Risk Committee
Process
Risks and mitigation validated with the Executive Committee and presented to the Audit and Risk Committee for review
Executive Committee
Group Risk Co-ordinator
Ongoing review and control
There is ongoing review of the risks and controls in place to mitigate these risks by the Audit and Risk Committee
Review and assessment
Group Risk Co-ordinator, who is the Group Audit Director, consolidates the operating companies' and Group risks to compile the Group's key risks
Senior management of Group functions
Senior management of operating companies
Identify
Senior management identify the key risks and develop mitigation actions
Identify
Local management create a register of their top ten risks and mitigation actions

Key risks

Network or IT systems failure

Major failure or malicious attack on our network or IT systems may result in service interruption and consequential customer and revenue loss.

Failure to protect customer information

We host increasing quantities and types of customer data in both enterprise and consumer segments and any failure to protect data adequately could affect our reputation and lead to legal action.

Competition

We face intensifying competition where all operators are looking to secure a share of the potential customer base, leading to lower future revenues and profitability.

Regulation

We need to comply with an extensive range of regulatory requirements including the licensing, construction and operation of our networks and services that can lead to adverse impacts on our business.

Converged and over-the-top “OTT” services

Some competitors offer converged services which we cannot either replicate or provide at a similar price point. Furthermore, advances in smartphone technology place more focus on applications, operating systems and devices rather than the services provided by operators, which could erode revenues.

Weak economic conditions

Economic conditions in many markets, especially in Europe, continue to stagnate or show nominal levels of growth and remain impacted by austerity measures which could affect disposable incomes. This may result in customers moving to lower price plans or giving up their phones.

Health risks

Concerns have been expressed that the electromagnetic signals emitted by mobile handsets and base stations may pose health risks. Authorities including the World Health Organization (‘WHO’) agree there is no evidence that convinces experts that exposure to radiofrequency fields from mobile devices and base stations operated within guideline limits has any adverse health effects.

Integration of acquired businesses

The price paid for acquired businesses is based upon current and future expected cash flows that are expected to be generated from benefits and synergies that being part of the Vodafone Group will generate.

Key suppliers

We depend on a limited number of suppliers for strategically important network and IT infrastructure and associated support services to operate and upgrade our networks and provide key services to our customers.

Tax disputes

We operate in many jurisdictions around the world and from time to time have disputes on the amount of tax due, including an ongoing tax case in India where the Indian Government has introduced retrospective legislation that overturns a positive India Supreme Court decision.

Impairment assumptions

Revisions to the assumptions used in assessing the recoverability of goodwill, including discount rates, estimated future cash flows or anticipated changes in operations, could lead to the impairment of certain Group assets.

Governance
49 Chairman’s overview
50 Board of directors and Group management
54 Corporate governance
69 Directors’ remuneration

49
Chairman’s overview

“Businesses must ensure absolute integrity in their business activities and decision-making processes if they are to earn and retain public trust.”

Dear shareholder

Effective corporate governance is integral to the successful delivery of business goals: for our many and diverse stakeholders, how we work is as important as what we do. Vodafone operates under a well-developed governance framework designed to foster transparency, honesty and an informed approach to risk management across our worldwide business. We have clear standards of behaviour we expect from everyone who works for Vodafone: further details of our mandatory Code of Conduct are set out on page 67.

The Board’s role is to set the strategy for the Group, appoint the right leadership and ensure consistent implementation whilst monitoring business performance and ensuring the timely and effective assessment and management of business risk. Our goal is to build an enduring and profitable Vodafone business admired by customers and other stakeholders, whilst achieving strong returns for our shareholders. As I explain in my statement on page 2, this was a significant year for Vodafone, and your Board played a leading role in the conduct of the major transactions described in the Chief Executive’s review on page 12. As the Group’s strategy continues to evolve, the Board is focused on maintaining a strong alignment of the interests of management with long-term value creation. Central to this is our remuneration policy (explained on page 71) which for the first time will be put to a shareholder vote at our annual general meeting this year, in line with new regulations.

There were a number of changes to the Board during the year. Andy Halford has retired from the role of Group Chief Financial Officer after eight years, during which period he developed a track record of value creation for shareholders which few, if any, CFOs could hope to match. Andy has been succeeded by the Chief Executive of the AMAP region, Nick Read, under whose leadership our emerging markets businesses have achieved strong rates of growth. In March 2014, it was announced that Anne Lauvergeon intended to stand down from the Board; Alan Jebson and Anthony Watson have also informed the Board they will not seek re-election at the annual general meeting. On behalf of the Board, I would like to express our gratitude to Andy, Anne, Alan and Tony for their contribution to Vodafone and wish them well for the future. Valerie Gooding joined the Board as a non-executive director in February 2014, and in May 2014 we announced that Sir Crispin Davis will join the Board on 28 July and Dame Clara Furse on 1 September, both as non-executive directors. I am delighted to welcome Valerie, Sir Crispin and Dame Clara to the Board.

I am fortunate as Chairman to be able to call on a broad and diverse range of skills and perspectives around the boardroom table. In their new composition, our Board consists of 13 Directors, drawn from six different nationalities with international leadership experience across more than ten different industrial sectors. With three female directors, I am pleased to say that from September we will be well on our way to achieving our intention that women will hold 25% of Board roles by the end of 2015. The recruitment of further female directors will continue to be a priority in future.

Whilst your Board is confident that Vodafone is well-placed to continue to reward shareholders for their support for our strategy, we expect operating conditions to remain challenging in a number of our key markets over the year ahead. We will remain focused on ensuring the Group maintains a rigorous and analytical approach to the management of risk whilst seeking to encourage the innovation and entrepreneurship necessary to drive growth across the portfolio.

/s/ Gerard Kleisterlee

Gerard Kleisterlee

Chairman

20 May 2014

How have we complied with the UK Corporate Governance Code?

Throughout the year ended 31 March 2014 and to the date of this document, we complied with the provisions and applied the Main Principles of the UK Corporate Governance Code (the ‘Code’), published in September 2012. The Code can be found on the FRC website (frc.org.uk). We describe how we have applied those Main Principles in this section of the annual report which includes our statement of internal control and risk management, together with the “Directors’ remuneration” section on pages 69 to 85.

How have we complied with the corporate governance statement requirements?

We comply with the corporate governance statement requirements pursuant to the FCA’s Disclosure and Transparency Rules by virtue of the information included in this “Governance” section of the annual report together with information contained in the “Shareholder information” section on pages 182 to 189.

Board of directors and Group management

Who are the directors and senior management?

Our business is managed by our Board of directors ('the Board'). Biographical details of the directors and senior management as at 20 May 2014 are as follows (with further information available at vodafone.com/board):

Gerard Kleisterlee
Chairman
Age: 67
Tenure: 3 years
Nationality: Dutch

Skills and experience:
- Deep knowledge of consumer electronics, technology, healthcare and lifestyle sectors
- Wealth of experience operating in developed and emerging markets
- Koninklijke Philips Electronics N.V. – President/Chief Executive Officer and Chairman of Board of Management (2001–2011)
- Career with Philips spanning over 30 years
- Gerard has also held non-executive director positions at Daimler AG (2009–2014) and Dell Inc. (2010–2013)

Other current appointments:
- Royal Dutch Shell – Non-executive director and member of the Audit Committee
- IBEX Global Solutions plc – Non-executive director

Board Committees:
- Nominations and Governance (Chairman)

Vittorio Colao
Chief Executive – Executive director
Age: 52
Tenure: 7 years
Nationality: Italian

Skills and experience:
- Over 20 years' experience working in the telecoms sector
- Vodafone Group Plc – Chief Executive Europe (2006–2008)
- RCS MediaGroup – Chief Executive (2004–2006)
- Vodafone Group Plc – Regional Chief Executive Officer, Southern Europe (role later expanded to include Middle East and Africa regions) (2001–2004)
- Omnitel Pronto Italia S.p.A. (became Vodafone Italy) – appointed Chief Executive in 1999 (1996–2004)
- McKinsey & Company (1986–1996)

Other current appointments:
- Bocconi University, Italy – International Advisory Board member
- European Round Table of Industrialists – Steering Committee member
- McKinsey & Company – International Advisory Board member
- Oxford Martin School – Advisory Council member

Board Committees:
- None

Nick Read
Chief Financial Officer – Executive director
Age: 49
Tenure: <1 year
Nationality: British

Skills and experience:
- Extensive experience in senior finance roles both at Vodafone and other multinational companies
- Vodafone Group Plc – Chief Executive, Africa, Middle East and Asia Pacific (2008–2013)
- Vodafone Limited (UK operating company) – various senior roles, including Chief Financial Officer, Chief Commercial Officer and Chief Executive Officer (2002–2008)
- United Business Media plc – Chief Financial Officer of subsidiary Miller Freeman Worldwide plc (1999–2001)
- Federal Express Worldwide – senior global finance positions (1989–1999)

Other current appointments:
- None

Board Committees:
- None

Stephen Pusey
Chief Technology Officer – Executive director
Age: 52
Tenure: 4 years
Nationality: British

Skills and experience:
- Wealth of international experience across wireline and wireless industries
- Extensive understanding of business applications and solutions
- Nortel Networks Corporation – various positions over period of 23 years, including Executive Vice President and President of EMEA region (2001–2005)
- British Telecom (1977–1982)

Other current appointments:
- None

Board Committees:
- None

Valerie Gooding CBE
Non-executive director
Age: 64
Tenure: <1 year
Nationality: British

Skills and experience:
- Wealth of international business experience obtained at companies with high levels of customer service
- BUPA – Chief Executive Officer (1998–2008)
- British Airways – various positions held over a period of 23 years, including director for Asia-Pacific
- Non-executive director of the BBC (2008–2011), J Sainsbury plc (2007–2011), Standard Chartered (2005–2013), Compass Group plc (2000–2006), BAA plc (1998–2004) and Cable & Wireless Communications (1997–2000)
- Valerie was also a Board member of the Confederation of British Industry and the Association of British Insurers

Other current appointments:
- Premier Farnell plc – Non-executive Chairman
- TUI Travel PLC – Non-executive director
- English National Ballet – Trustee
- Historic Royal Palaces – Trustee

Board Committees:
- None

Renee James
Non-executive director
Age: 49
Tenure: 3 years
Nationality: American

Skills and experience:
- Deep knowledge of the high-tech sector
- Wide ranging experience of international management
- Intel Corporation – President (2013–present)
- Intel Corporation – Executive Vice President and General Manager of the Software and Services Group (2012–2013)
- Intel Corporation – Senior Vice President (2010–2012)
- Intel Corporation – Vice President (2005–2010)
- Intel Software and Services Group – General Manager (2005–2010)
- Intel's Microsoft Program Office – Vice President and General Manager (2000–2005)
- Intel Online Services (Intel's datacentre business) – Director and Chief Operating Officer (1998–2000)

Other current appointments:
- Software subsidiaries of Intel Corporation: Havok Inc., Wind River Systems Inc. and McAfee, Inc. – Chairman

Board Committees:
- Remuneration

Alan Jebson
Non-executive director
Age: 64
Tenure: 7 years
Nationality: British

Skills and experience:
- Senior leader in international business
- Knowledge of international IT systems
- MacDonald, Dettwiler and Associates (Canada) – Non-executive director (2006–2012)
- HSBC Holdings plc – Group Chief Operating Officer (2003–2006); Group Chief Information Officer (1997–2003)
- Saudi British Bank – Senior Manager, Planning and Operations (1984–1987)
- HSBC Holdings plc – Head of IT Audit (1978–1984)

Other current appointments:
- Experian plc – Non-executive director

Board Committees:
- Audit and Risk

Samuel Jonah
Non-executive director
Age: 64
Tenure: 5 years
Nationality: Ghanaian

Skills and experience:
- Widespread experience of business in Africa, particularly South Africa and Ghana
- Standard Bank of South Africa – Non-executive director (2006–2012)
- Advisor to the former Presidents of Ghana (2001–2009) and South Africa (1999–2008)
- Awarded a Lifetime Award by the Commonwealth Business Council and African Business Magazine (2006)
- Awarded the Companion of the Order of the Star (Ghana's highest national award) (2006) and honorary Knighthood (2003)
- AngloGold Ashanti Ltd – Executive President (2002–2005)
- Lonmin Plc – Director (1992–2004)
- Ashanti Goldfields Co Ltd – Chief Executive Officer (1986–2002)
- Advisory Council of the President of the African Development Bank – Member (1990–1992)

Other current appointments:
- Advisor to the Presidents of Togo and Nigeria
- Imara Energy Corp. – Chairman
- Iron Mineral Beneficiation Services – Non-executive Deputy Chairman
- Jonah Capital (Pty) Limited – Executive Chairman
- Range Resources Limited – Non-executive Chairman
- Metropolitan Insurance Company Limited – Chairman
- The Investment Climate Facility – Member of Trustee Board

Board Committees:
- Remuneration

Overview | Strategy review | Performance | Governance | Financials | Additional information
51

Omid Kordestani
Non-executive director

Age: 50
Tenure: 1 year
Nationality: American

Skills and experience:
- Innovator in the technology industry
- Commercial leader
- Google – Senior Vice President Sales and Business Development (1999–2009)
- Netscape Communications – Vice President of Business Development (1997–1999)
- Netscape Communications – Director of OEM Sales (1995–1997)
- The 3DO Company – Director of Product Management (1993–1995)
- GO Corporation – Director of Business Development (1991–1993)
- Hewlett-Packard – Product Marketing Manager (1984–1989)

Other current appointments:
- Google – Senior Advisor to the Office of CEO/Founders

Board Committees:
- None

Nick Land
Non-executive director

Age: 66
Tenure: 7 years
Nationality: British

Skills and experience:
- Financial expert with extensive international experience
- Retired from Ernst & Young in 2006 after a career spanning 36 years
- Ernst & Young – Chairman (1995–2006); Managing Partner of North European, Middle East, India and Africa Region (1999–2006)

Other current appointments:
- Alliance Boots GmbH – Non-executive director
- Ashmore Group plc – Senior Independent Director
- BBA Aviation plc – Senior Independent Director
- Farnham Castle – Chairman of the Board of Trustees
- Financial Reporting Council – Non-executive director
- The Vodafone Foundation – Chairman of the Board of Trustees
- Nick is also an advisor to Alsbridge plc, Dentons UKMEA LLP and Silicon Valley Bank, London

Board Committees:
- Audit and Risk (Chairman)

Anne Lauvergeon
Non-executive director

Age: 54
Tenure: 8 years
Nationality: French

Skills and experience:
- Wealth of international business knowledge
- GDF SUEZ – Non-executive director (2000–2012)
- AREVA group – Chief Executive Officer (2001–2011)
- AREVA NC (formerly Cogema) – Chairman and Chief Executive Officer (1999–2011)
- Alcatel – Senior Executive Vice President; Executive Committee member (1997–1999)
- Lazard Frères & Cie – Partner (1995–1997)
- French Presidency – Deputy Chief of Staff (1991–1995); Advisor for Economic International Affairs (1990)

Other current appointments:
- ALP S.A. – Chief Executive Officer
- American Express Company – Non-executive director
- EADS N.V. – Non-executive director
- Efficiency Capital – Partner
- Total S.A. – Non-executive director
- Rio Tinto plc – Non-executive director

Board Committees:
- Audit and Risk

Luc Vandevelde
Senior Independent Director

Age: 63
Tenure: 10 years
Nationality: Belgian

Skills and experience:
- Financial, management and marketing skills in international business
- Société Générale – Director (2006–2012)
- Carrefour S.A. – Chairman (2005–2007)
- Marks and Spencer Group plc – Chairman (2000–2004)
- Promodès/Carrefour – Chief Executive Officer (1995–2000)
- Kraft General Foods (1971–1995)

Other current appointments:
- Change Capital Partners LLP – Founder and Chairman

Board Committees:
- Nominations and Governance
- Remuneration (Chairman)

Anthony Watson CBE
Non-executive director

Age: 69
Tenure: 8 years
Nationality: British

Skills and experience:
- Extensive experience in investment and asset management
- Queen's University, Belfast – Honorary degree of Doctor of Science (Economics) (2012)
- Awarded a CBE for his services to the economic redevelopment of Northern Ireland (2009)
- Norges Bank Investment Management – Advisory Board member (2007–2012)
- Marks and Spencer Pension Trust – Chairman (2006–2011)
- Financial Reporting Council – Member (2004–2007)
- Strategic Investment Board in Northern Ireland – Chairman (2003–2010)
- Hermes Pensions Management Ltd – Chief Executive (2002–2006); Chief Investment Officer (1998–2002)
- Asian Infrastructure Fund – Chairman (1999–2010)
- AMP Asset Management plc – Managing Director (1995–1998)
- Citicorp Investment Management – Chief International Investment Officer (1991–1995)

Other current appointments:
- Senior Independent Director of Hammerson plc, Witan Investment Trust plc and Lloyds Banking Group plc
- Norges Bank Investment Management – Corporate Governance Advisory Board member

Board Committees:
- Audit and Risk
- Nominations and Governance

Philip Yea
Non-executive director

Age: 59
Tenure: 8 years
Nationality: British

Skills and experience:
- Private equity investor with experience of business and financial turnaround
- 3i Group plc – Chief Executive (2004–2009)
- HBOS plc – Non-executive director (2001–2004)
- Manchester United plc – Non-executive director (2000–2004)
- Investcorp – Managing Director (1999–2004)
- Guinness PLC – Finance Director, becoming Finance Director of Diageo plc upon merger of Guinness and Grand Metropolitan PLC in 1997 (1993–1999)

Other current appointments:
- Aberdeen Asian Smaller Companies Investment Trust PLC – Non-executive director
- bwin.party digital entertainment plc – Non-executive director and Chairman designate
- British Heart Foundation – Chairman of the Trustees
- The Francis Crick Institute – Independent director of Trustee Board

Board Committees:
- Nominations and Governance
- Remuneration

Copies of the service agreements of the executive directors and letters of appointment of the non-executive directors are available for inspection at our registered office.

Board diversity

Your Board has due regard for the benefits of diversity in its membership, including gender, and strives to maintain the right balance. It comprises individuals with deep knowledge and experience in core and diverse business sectors within local, international and global markets bringing a wide range of perspectives to the business. Further information on our board diversity policy may be found in the Nominations and Governance Committee report on page 58.

Tenure

0–2 years	21%
3–6 years	29%
7–10 years	50%

Male/female

Male	79%
Female	21%

Executive/non-executive

Executive	21%
Non-executive	79%

Geographic representation

American
Belgian
British
Dutch
French
Ghanaian
Italian

Board of directors and Group management (continued)

Who is on the Executive Committee?

Chaired by Vittorio Colao, this Committee focuses on our strategy, financial structure and planning, financial and competitive performance, succession planning, organisational development and Group-wide policies. The Executive Committee includes the executive directors, details of whom are shown on page 50, and the senior managers who are listed below. Further information on the Executive Committee can be found on page 65.

From left to right:
Serpil Timuray; Nick Jeffery; Warren Finegold; Matthew Kirk; Nick Read; Stephen Pusey; Paolo Bertoluzzo; Vittorio Colao; Philipp Humm; Ronald Schellekens; Rosemary Martin.

Senior management

Members of the Executive Committee who are not also executive directors are regarded as senior managers of the Company.

Paolo Bertoluzzo
Group Chief Commercial and Operations Officer

Age: 48
Tenure: 1 year
Nationality: Italian

Career history:
- Vodafone Group Plc – Chief Executive Officer, Southern Europe (2012–2013)
- Vodafone Italy – Chief Executive Officer (2008–2013); Chief Operating Officer (2007); Chief Commercial Officer (2006); Consumer Division Director (2005)
- Vodacom – Board member (2010–2012)
- Omnitel Pronto Italia S.p.A. (became Vodafone Italy) – various senior roles including Strategy & Business Development Director and Commercial Director (1999–2005)
- Bain & Company – Manager (1995–1999)
- Monitor Company – Consultant (1991–1994)

Warren Finegold
Group Strategy and Business Development Director

Age: 57
Tenure: 8 years
Nationality: British

Career history:
- UBS Investment Bank – Managing Director and Head of its Technology team in Europe (1995–2006)
- Goldman Sachs International – Executive Director, holding positions in New York and London (1985–1995)
- Hill Samuel & Co. Limited – Corporate Finance Executive (1981–1985)

Philipp Humm
Regional CEO Europe

Age: 54
Tenure: 1 year
Nationality: German

Career history:
- Vodafone Group Plc – Chief Executive Officer, Northern and Central Europe (2012–2013)
- T-Mobile USA – President and Chief Executive Officer (2010–2012)
- T-Mobile International – Chief Regional Officer Europe; Executive Committee member (2009–2010)
- T-Mobile Germany – Chief Executive Officer; Chief Sales Officer (2005–2008)
- Entrepreneur (2002–2005)
- Amazon – Managing Director, Germany and France; Vice President Europe (2000–2002)
- Tengelmann (German grocery retailer) – Executive Board member; Chief Executive Officer of Plus (food-discounter) (1992–1999)
- McKinsey & Company (1986–1992)

Nick Jeffery
Group Enterprise Director

Age: 46
Tenure: 1 year
Nationality: British

Career history:
- Cable & Wireless Worldwide – Chief Executive (2012–2013)
- Vodafone Global Enterprise – Chief Executive (2006–2012)
- Vodafone Group Plc – Marketing Director (2004–2006)
- Ciena – Senior Vice President (2003–2004)
- Microfone – Founder (2002–2003)
- Cable & Wireless plc (Mercury Communications) – led UK and international markets business units (1991–2002)

Overview | Strategy review | Performance | Governance | Financials | Additional information
53

Matthew Kirk
Group External Affairs Director

Age: 53
Tenure: 5 years
Nationality: British

Career history:
- Vodafone Group Plc – Group Director of External Relationships (2006–2009)
- British Ambassador to Finland (2002–2006)
- Member of the British Diplomatic Service for more than 20 years

Rosemary Martin
Group General Counsel and Company Secretary

Age: 54
Tenure: 4 years
Nationality: British

Career history:
- Practical Law Group – Chief Executive Officer (2008)
- Reuters Group Plc – Group General Counsel and Company Secretary (2003–2008), Company Secretary (1999–2003), Deputy Company Secretary (1997–1999)
- Meyer, Brown, Rowe & Maw – Partner (1990–1997)

Ronald Schellekens
Group Human Resources Director

Age: 50
Tenure: 5 years
Nationality: Dutch

Career history:
- Royal Dutch Shell Plc – HR Executive Vice President for global downstream business (2003–2008)
- PepsiCo – various international senior human resources roles in England, South Africa, Switzerland and Spain (1994–2003)
- AT&T Network Systems – human resources roles in the Netherlands and Poland (1986–1994)

Serpil Timuray
Regional CEO, Africa, Middle East and Asia Pacific

Age: 44
Tenure: <1 year
Nationality: Turkish

Career history:
- Vodafone Turkey – Chief Executive Officer (2009–2013)
- Danone Turkey – Chief Executive Officer (2002–2008)
- Danone Turkey – Executive Committee Member and Marketing and Sales Director (1999–2002)
- Proctor & Gamble Turkey – several marketing positions ultimately becoming Executive Committee Member (1991–1999)

Corporate governance

What is our governance framework?

Responsibility for good governance lies with your Board. There is a strong and effective governance system in place throughout the Group.

Chairman
Gerard Kleisterlee

Key objectives:
- leadership, operation and governance of the Board
- setting the agenda for the Board

More detail: Page 55

The Board of Vodafone Group Plc
14 directors: three executive directors, the Chairman and ten independent non-executive directors (including the Senior Independent Director).

Key objectives:
- responsible for the overall conduct of the Group's business
- setting the Group's strategy

More detail: See below

Nominations and Governance Committee
Three independent non-executive directors plus Gerard Kleisterlee (Chairman)

More detail: Pages 58 and 59

Audit and Risk Committee
Four independent non-executive directors. Chairman: Nick Land

Key objectives:
- to provide effective governance over the Group's financial results
- to review the activity and performance of the internal audit function and external auditors
- management of the Group's system of internal control, business risks and related compliance activities

More detail: Pages 60 to 64

Remuneration Committee
Four independent non-executive directors. Chairman: Luc Vandevelde

More detail: Page 65

Chief Executive
Vittorio Colao

Key objectives:
- management of the business
- implementation of strategy and policy

More detail: Page 55

Executive Committee
11 members made up of the executive directors, Group function heads and the regional chief executives.
Chairman: Vittorio Colao

Key objective:
- to focus on strategy, financial structure and planning, financial and competitive performance, succession planning, organisational development and Group-wide policies

More detail: Page 65

How does the Board operate?

The role of the Board

The Board is responsible for the overall conduct of the Group's business and has the powers and duties set out in the relevant laws of England and Wales and our articles of association. The Board:

- is responsible for setting the Group strategy and for the management, direction and performance of our businesses;
- is accountable to shareholders for the proper conduct of the business;
- is responsible for the long-term success of the Company, having regard for the interests of all stakeholders; and
- is responsible for ensuring the effectiveness of and reporting on our system of corporate governance.

The Board has a formal schedule of matters reserved for its decision and these include:

- Group strategy and long-term plans;
- major capital projects, acquisitions or divestments;
- annual budget and operating plan;
- Group financial structure, including tax and treasury;
- annual and half-year financial results and shareholder communications; and
- system of internal control and risk management.

The schedule is reviewed annually. It was last reviewed in March 2014 when it was decided to add a requirement for Board approval for advisors' fees in excess of £10 million on corporate acquisitions and disposals.

Other specific responsibilities are delegated to Board committees, details of which are given on pages 58 to 65.

55

Board composition

Our Board consists of 14 directors, 13 of whom served throughout the year. Valerie Gooding was appointed as a non-executive director with effect from 1 February 2014.

At 31 March 2014, in addition to the Chairman, Gerard Kleisterlee, there were three executive directors and ten non-executive directors. Andy Halford, the Chief Financial Officer, retired on 31 March 2014 and Nick Read was appointed to this role and as an executive director with effect from 1 April 2014. The executive and non-executive directors are equal members of the Board and have collective responsibility for the Company’s direction. In particular, non-executive directors are responsible for:

g	bringing a wide range of skills and experience, including independent judgement on issues of strategy, performance and risk management;

g	constructively challenging the strategy proposed by the Chief Executive and executive directors;

g	scrutinising and challenging performance across the Group’s business;

g	assessing risk and the integrity of the financial information and controls; and

g	determining the Company’s broad policy for executive remuneration, and the remuneration packages for the executive directors and the Chairman.

The balance and independence of our Board is kept under review by our Nominations and Governance Committee, details of which can be found on pages 58 and 59.

Tenure of non-executive directors

The Code suggests that length of tenure is a factor to consider when determining the independence of non-executive directors. The table below shows the tenure and independence of each of our non-executive directors. We consider all of our non-executive directors to be independent.

	Date first elected by shareholders	Years from first election to 2014 AGM	Considered to be independent by the Board
Gerard Kleisterlee	July 2011	3	See note	[1]
	To be put up for
Valerie Gooding	election July 2014	n/a	Yes
Renee James	July 2011	3	Yes
Alan Jebson	July 2007	7	Yes
Samuel Jonah	July 2009	5	Yes
Omid Kordestani	July 2013	1	Yes
Nick Land	July 2007	7	Yes
Anne Lauvergeon	July 2006	8	Yes
Luc Vandevelde	July 2004	10	Yes	[2]
Anthony Watson	July 2006	8	Yes
Philip Yea	July 2006	8	Yes

Notes:

1	Considered to be independent on appointment.
2	Considered to be independent for the reasons given on page 59.

Key roles and responsibilities

The Chairman Gerard Kleisterlee
The role of the Chairman is set out in writing and agreed by the Board. He is responsible for:

g the effective leadership, operation and governance of the Board;

g ensuring the effectiveness of the Board;

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

Biographical details of the Chairman, Chief Executive and Senior Independent Director can be found on pages 50 and 51 or at vodafone.com/board. Biographical details of the Company Secretary can be found on page 53 or at vodafone.com/exco. The appointment or removal of the Company Secretary is a matter for the Board as a whole.

56	Vodafone Group Plc Annual Report on Form 20-F 2014
Corporate governance (continued)

Board activities in the 2014 financial year

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

In addition to the standing agenda items, topics covered by the Board during the year included the disposal of the Company’s interest in Verizon Wireless, the acquisition of the remaining interest in Vodafone Italy, the acquisition of Kabel Deutschland and the audit tender.

Board effectiveness

Board effectiveness is reviewed every year. After last year’s external performance evaluation the Board agreed:

g	to develop further its approach to strategic planning and involve the directors earlier in the process of strategy development;

g	to provide more opportunities for the directors to meet with executives to assist in succession planning; and

g	to ensure the induction of new directors enables them rapidly to contribute fully to the Board.

Since then, the Chairman has introduced a number of improvements including: informing the Board regularly about possible Board appointments, trying to speed up the director appointment process, organising for senior executives to brief directors on various aspects of our business and increasing the number of opportunities available for senior executives to meet with the Board, e.g. through informal meetings or mentoring, and improving the induction programme for new directors.

Performance evaluation

Board effectiveness is reviewed by an external performance evaluation every three years. As an external evaluation was conducted last year, this year the Board performed an internal performance evaluation.

57

What is the performance evaluation process?

g	This year the Chairman met with each director and with executives and advisors who interact with the Board. Interviewees were asked to consider and comment on the performance of the Board as a whole.

g	The directors were also asked for their views on, amongst other things: Company strategy, key challenges for the business, the mix of skills, experience, independence, knowledge and diversity on the Board (including gender), effectiveness of the Board’s engagement with shareholders and how well the Board operates.

g	The Chairman reviewed the directors’ contributions and the Senior Independent Director led the review of the performance of the Chairman.

g	Each Board committee undertook a detailed self-assessment questionnaire.

Output of the performance evaluation

g	The Chairman of each Board committee gave feedback on the evaluation of their committee to the Board at its March meeting.

g	The Chairman prepared a report on the performance evaluation which was distributed to the directors, reviewed by the Nominations and Governance Committee, and discussed with the Board at the March Board meeting.

g	This year’s findings were that the Board was reasonably well balanced. Diversity had improved and it should continue on that path. The process for appointing directors needed to be speeded up. Board arrangements and information flows were generally satisfactory, but more focus could be given on market information and the changing regulatory and competitive environment. Some further refinement of the presentation of performance metrics was agreed. The Board was comfortable with the strong value system and control framework in the Company. Directors observed that executive succession planning had improved. Overall, the directors considered the right balance is struck between operational, strategic and governance matters and directors were positive about the open atmosphere around the boardroom table allowing for a robust and constructive dialogue.

The Board will continue to review its procedures, its effectiveness and development in the financial year ahead.

Board induction

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

The induction programme is tailored to each new director, depending on his or her experience and background, and reviewed by the Nominations and Governance Committee.

Information and professional development

Keeping up-to-date with key business developments is essential for the directors to maintain and enhance their effectiveness. This is achieved as follows:

g	from time to time the Board receives presentations from executives in our business on matters of significance. This year there were presentations on our Enterprise business, retail distribution, new products and the regional chief executives delivered presentations on their region’s businesses, the Chief Commercial Officer and Chief Brand Director presented on brand status and evolution and the Group HR Director delivered a presentation on planned actions for improving talent, capability and effectiveness within the Company;

g	financial plans, including budgets and forecasts, are regularly discussed at Board meetings;

g	the directors have the opportunity to learn the views of major investors at planned events throughout the year (see “How do we engage with our shareholders?” on page 66);

g	our directors periodically visit different parts of the Group. In September 2013 the Board met with senior management in the Netherlands and in March 2014 the Board met with senior management in Portugal;

g	the non-executive directors are provided with briefings and information to assist them in performing their duties; and

g	the directors are regularly updated on the Group’s businesses and the regulatory and industry specific environments in which we operate. Updates are by way of written briefings and meetings with senior executives and, where appropriate, external sources.

As part of their annual performance evaluation, directors are given the opportunity to discuss training and development needs. Directors are expected to take responsibility for identifying their training needs and to take steps to ensure that they are adequately informed about the Company and their responsibilities as a director. The Board is confident that all its members have the knowledge, ability and experience to perform the functions required of a director of a listed company. The Board recognises that there may be occasions when one or more of the directors feels it is necessary to take independent legal and/or financial advice at the Company’s expense. There is an agreed procedure to enable them to do so which is managed by the Company Secretary. No such independent advice was sought in the 2014 financial year.

Re-election of directors

All the directors submit themselves for re-election at the AGM to be held on 29 July 2014 with the exception of Valerie Gooding, Dame Clara Furse, Nick Read and Sir Crispin Davis who will seek election for the first time in accordance with our articles of association and Anne Lauvergeon, Alan Jebson and Anthony Watson who will resign from the Board at the AGM. The Nominations and Governance Committee confirmed to the Board that the contributions made by the directors offering themselves for re-election at the AGM in July 2014 continue to be effective and that the Company should support their re-election.

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

58	Vodafone Group Plc Annual Report on Form 20-F 2014
Corporate governance (continued)

Board committees

The Board has a Nominations and Governance Committee, an Audit and Risk Committee and a Remuneration Committee. Further details of these committees can be found in their reports on pages 58 to 65. The terms of reference of each of these committees can be found on our website at vodafone.com/governance.

The committees are provided with all necessary resources to enable them to undertake their duties in an effective manner. The Company Secretary or her delegate acts as secretary to the committees. The minutes of committee meetings are circulated to all directors.

The calendar for meetings of the Board and its committees is shown below.

	Apr 13	May 13	Jun 13	Jul 13	Aug 13	Sep 13	Oct 13	Nov 13	Dec 13	Jan 14	Feb 14	Mar 14
Board (scheduled meetings)		•		•		•		•	•	•		•
Nominations and Governance Committee				•		•				•		•
Audit and Risk Committee		•				•		•				•
Remuneration Committee		•		•				•		•		•

Directors unable to attend a Board meeting because of another engagement are provided with the briefing materials and can discuss issues arising in the meeting with the Chairman or the Chief Executive. In addition to scheduled Board meetings, there may be a number of other meetings to deal with specific matters. Each scheduled Board meeting is preceded by a meeting of the Chairman and non-executive directors.

Attendance at scheduled meetings of the Board and its committees in the 2014 financial year

Director	Board	Nominations and Governance Committee	Audit and Risk Committee	Remuneration Committee
Chairman
Gerard Kleisterlee[1]	7/7	3/3
Senior Independent Director
Luc Vandevelde[2]	7/7	3/3		5/5
Chief Executive
Vittorio Colao	7/7
Executive directors
Andy Halford	7/7
Stephen Pusey	7/7
Non-executive directors
Valerie Gooding[3]	1/1
Renee James	7/7			4/5
Alan Jebson	7/7		4/4
Samuel Jonah	7/7			4/5
Omid Kordestani	7/7
Nick Land[4]	7/7		4/4
Anne Lauvergeon	7/7		4/4
Anthony Watson	7/7	3/3	4/4
Philip Yea	7/7	3/3		5/5

Notes:

1	Chairman of the Nominations and Governance Committee.
2	Senior Independent Director and Chairman of the Remuneration Committee.
3	Appointed to the Board with effect from 1 February 2014.
4	Chairman and Financial Expert of the Audit and Risk Committee.

Key objective:

to make sure the Board comprises individuals with the necessary skills, knowledge and experience to ensure that it is effective in discharging its responsibilities and to have oversight of all matters relating to corporate governance.

Responsibilities:

g	leads the process for identifying and making recommendations to the Board regarding candidates for appointment as directors, giving full consideration to succession planning and the leadership needs of the Group;

g	makes recommendations to the Board on the composition of the Board’s committees;

g	regularly reviews and makes recommendations in relation to the structure, size and composition of the Board including the diversity and balance of skills, knowledge and experience, and the independence of the non-executive directors;

g	oversees the performance evaluation of the Board, its committees and individual directors (see pages 56 and 57);

g	reviews the tenure of each of the non-executive directors; and

g	is responsible for the oversight of all matters relating to corporate governance, bringing any issues to the attention of the Board.

59

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

Main activities of the Committee during the year

The Committee met four times during the year and considered executive and non-executive succession planning, refreshment of skills of the Board and the Board effectiveness review.

The Committee leads the process for appointments to the Board. There is a formal, rigorous and transparent procedure for the appointment of new directors. Candidates are identified and selected on merit against objective criteria and with due regard to the benefits of diversity on the Board, including gender.

Four external searches were commissioned during the year, using independent executive search firms, Korn Ferry and Egon Zehnder, neither of which has any other connection to the Company. The first search related to identification of non-executive director candidates with relevant City and/or marketing experience and was undertaken by Korn Ferry. Valerie Gooding was identified as a potential candidate and subsequently recommended to the Board by the Committee on the basis that she met the desired criteria having previously been leader of a branded consumer business.

Korn Ferry also undertook a search to identify a non-executive director with international business experience and chief executive officer experience. The search identified Sir Crispin Davis as a potential candidate and he was subsequently recommended to the Board by the Committee based on his international business experience as a former CEO of a global publishing company. A search was also conducted, again by Korn Ferry, to identify a non-executive director with international banking and finance experience as well as chief executive officer experience. This search identified Dame Clara Furse who was recommended by the Committee for appointment by the Board based on her significant banking and finance experience as former CEO of a number of financial institutions.

Egon Zehnder undertook an external search in respect of the role of Group Chief Financial Officer. Concurrent to this external search, an internal search was undertaken for this role and, following an extensive review of candidates, a preferred internal candidate was chosen with Nick Read being recommended for appointment by the Committee.

The Committee recognises that with the changes in Board composition, changes will be required on the Board’s committees. The first of these changes will be to invite Omid Kordestani to join the Committee with effect from 28 July 2014. Changes will also take place to the Remuneration Committee and Audit and Risk Committee. With effect from 28 July 2014, Philip Yea will resign from the Remuneration Committee and Valerie Gooding will join the Remuneration Committee. Also on 28 July 2014, Sir Crispin Davis, who will be appointed to the Board on this date, and Philip Yea will join the Audit and Risk Committee. Dame Clara Furse will also join the Audit and Risk Committee on her appointment to the Board on 1 September 2014.

The Board acknowledges that diversity extends beyond the boardroom and supports management in their efforts to build a diverse organisation. It endorses the Company’s policy to attract and develop a highly qualified and diverse workforce; to ensure that all selection decisions are based on merit and that all recruitment activities are fair and non-discriminatory. The boardroom diversity policy was introduced in February 2012 and reviewed by the Committee in March 2013 and March 2014. It acknowledges the importance of diversity, including gender, to the effective functioning of the Board and focuses on our aspiration to have a minimum of 25% female representation on the Board by 2015. With the appointment of Valerie Gooding on 1 February 2014 the Board has 21% female representation which will increase to 23% on the appointment of Dame Clara Furse on 1 September 2014. Subject to securing suitable candidates, when making appointments we will seek directors who fit the skills criteria and gender balance that is in line with the Board’s aspiration. We continue to focus on encouraging diversity of business skills and experience, recognising that directors with diverse skills sets, capabilities and experience gained from different geographic and cultural backgrounds enhance the Board. Further information, including the proportions of women in senior management, is shown in “Our people” on page 36 and within the organisation overall, is contained in our 2013-14 sustainability report, available at vodafone.com/sustainability/report2014.

This year, when reviewing the re-election of directors at the AGM in July, the Committee took account of the fact that Luc Vandevelde will have served 11 years as of 31 August 2014 and Philip Yea will have served nine years as of 1 September 2014. The Board has considered the matter carefully and believes that both these non-executive directors continue to demonstrate the qualities of independence and judgement in carrying out their roles, supporting the executive directors and senior management in an objective manner. Their length of service and resulting experience and knowledge of the Company is of great benefit to the Board and both directors will stand for re-election at the AGM. The subject of their independence will be kept under review.

In the year ahead the Committee will continue to assess what enhancements should be made to the Board’s and committees’ composition and will continue to monitor developments in corporate governance to ensure the Company remains at the forefront of good governance practices.

/s/ Gerard Kleisterlee

Gerard Kleisterlee

On behalf of the Nominations and Governance Committee

20 May 2014

60	Vodafone Group Plc Annual Report on Form 20-F 2014
Corporate governance (continued)

Key objective:

the provision of effective governance over the appropriateness of the Group’s financial reporting including the adequacy of related disclosures, the performance of both the internal audit function and the external auditor and oversight over the Group’s systems of internal control, business risks and related compliance activities.

Responsibilities:

g	reviewing our financial results announcements and financial statements and monitoring compliance with relevant statutory and listing requirements;

g	reporting to the Board on the appropriateness of our accounting policies and practices including those identified as critical and requiring further disclosure;

g	advising the Board on whether the annual report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s performance, business model and strategy;

g	overseeing the relationship with the external auditor;

g	reviewing the scope, resources, results and effectiveness of the activity of the Group internal audit department;

g	monitoring our compliance efforts in respect of section 404 and section 302 of the US Sarbanes-Oxley Act;

g	considering and making recommendations to the Board on the nature and extent of the significant risks the Group is willing to take in achieving its strategic objectives;

g	overseeing the Group’s compliance processes; and

g	performing in-depth reviews of specific areas of financial reporting, risk and internal controls.

The Committee and its work

The membership of the Committee has been selected with the aim of providing the wide range of financial and commercial expertise necessary to meet its responsibilities. Given my recent and relevant financial experience, the Board has designated me as its financial expert on the Committee for the purposes of the US Sarbanes-Oxley Act and the UK Corporate Governance Code. There were no changes to the membership of the Committee during the year, all of whom are non-executive directors of the Company.

The Committee meets at least four times during the year as part of its standard processes, supplemented by additional meetings as necessary. The external auditor, Deloitte LLP, is also invited to each meeting together with the Chief Executive, the Chief Financial Officer, the Group Financial Controller, the Group Financial Reporting Director and the Group Audit Director. The work of the Committee is structured around its responsibilities set out above and its detailed terms of reference which are available at vodafone.com/governance. In addition to these activities the Committee conducts a rolling programme of “in-depth review” sessions where the Group’s senior management provide briefings on key issues and developments particularly in relation to aspects of risk management. A summary of the reviews undertaken during the year are set out within “Risk management” below.

The Committee also regularly meets separately with Deloitte LLP, the Chief Financial Officer and the Group Audit Director without others being present.

Meetings of the Committee generally take place just prior to a Board meeting to maximise the efficiency of interaction with the Board and I report to the Board, as part of a separate agenda item, on the activity of the Committee and matters of particular relevance to the Board in the conduct of its work.

Following the external review of the Committee’s effectiveness in the previous year, I, together with the Committee’s secretary, conducted an internal review of effectiveness involving the members of the Committee, Company management and the external auditor. This confirmed the Committee remained effective at meeting its objectives.

61

Main activities of the Committee during the year

I have set out below a summary of the major activities of the Committee in the year categorised between; financial reporting and the related statutory audit; risk management; and the assessment of internal controls. In addition, the Committee conducted a tender for the statutory audit through the process summarised on page 63.

Financial reporting and the related statutory audit

The Committee’s primary responsibility in relation to the Group’s financial reporting is to review with both management and the external auditor the appropriateness of the half-year and annual financial statements concentrating on, amongst other matters:

g	the quality and acceptability of accounting policies and practices;

g	the clarity of the disclosures and compliance with financial reporting standards and relevant financial and governance reporting requirements;

g	any correspondence from regulators in relation to our financial reporting;

g	material areas in which significant judgements have been applied or there has been discussion with the external auditor; and

g	whether the annual report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s performance, business model and strategy. As part of the Committee’s assessment of the annual report, it draws on the work of the Group’s disclosure committee and also has discussions with senior management. The Committee’s overall assessment forms the basis of the advice given to the Board to assist them in making the statement required by the UK Corporate Governance Code.

The Committee is committed to the continuous improvement in the effectiveness and clarity of the Group’s corporate reporting and has encouraged management to support and adopt initiatives by regulatory bodies which would enhance our reporting.

External audit

At the start of the audit cycle for the new financial year we received from Deloitte LLP a detailed audit plan identifying their audit scope, planning materiality and their assessment of key risks, which were discussed and agreed with the Committee. Planning materiality was lower this year, primarily driven by the disposal of our interest in Verizon Wireless. The audit risk identification process is considered a key factor in the overall effectiveness of the external audit process. For the 2014 financial year, the key risks identified were a combination of those identified in the 2013 financial year, being those in relation to goodwill impairment, provisioning for current tax liabilities and deferred tax asset recognition, and revenue recognition as these areas continue to require inherent management judgement, and three new specific risks identified in relation to (i) the accounting for the disposal of our interest in Verizon Wireless and the related acquisition of the remaining 23% interest in Vodafone Italy, (ii) the accounting for our acquisition of Kabel Deutschland and (iii) provisioning for legal and regulatory claims. The latter risk factor was added specifically in response to the reduction in audit materiality.

At each meeting of the Committee, these risks are reviewed and both management’s primary areas of judgement and the external auditor’s key areas of audit focus, are challenged. As a Committee, we support the professional scepticism, particularly in the areas of key judgement and accounting disclosure, displayed by Deloitte LLP.

We hold private meetings with the external auditor at each Committee meeting to provide additional opportunity for open dialogue and feedback from the Committee and the auditor without management being present. Matters typically discussed include the external auditor’s assessment of business risks and management activity thereon, the transparency and openness of interactions with management, confirmation that there has been no restriction in scope placed on them by management, independence of their audit and how they have exercised professional scepticism. I also meet with the external lead audit partner outside the formal Committee process throughout the year.

External audit process effectiveness

We use an audit quality framework to assess the effectiveness of the external audit process. This involves detailed questioning of management at an operating company and Group level and also the members of the Committee. We also considered the firm-wide audit quality inspection report issued by the FRC in May 2013 and Deloitte LLP’s response to the findings. The observations from this assessment for the 2014 financial year were presented and discussed at the May 2014 meeting. Management concluded that there had been appropriate focus and challenge on the primary areas of audit risk and assessed the quality of the audit process to be satisfactory. The Committee concurred with this view. The Committee has identified the 2015 financial year as a potential period of increased risk given the transition of the statutory auditor and will focus closely on this matter throughout the year.

Risk management

The Group’s risk assessment process and the way in which significant business risks are managed is a key area of focus for the Committee. Our work here was driven primarily by the Group’s assessment of its principal risks and uncertainties, as set out on pages 196 to 200. We receive reports from the Group Audit Director on the Group’s risk evaluation process and review changes to significant risks identified at both operating entity and Group levels.

In addition, the Committee also conducts a rolling programme of in-depth reviews into specific financial, operational and regulatory areas of the business. During the 2014 financial year, in-depth reviews were undertaken in the areas of:

g	corporate treasury management;

g	legal intercept and related data management;

g	competition law and anti-bribery law compliance;

g	the management of risk within the supply chain;

g	information security;

g	risk management within the IT platform standardisation programme in Vodafone UK; and

g	the control environment in Vodafone Ghana.

In addition, the Committee received an update on Group legal compliance matters.

These reviews are critical to the role of the Committee, as they allow us to meet key business leaders responsible for these areas and provide independent challenge to their activities.

62	Vodafone Group Plc Annual Report on Form 20-F 2014
Corporate governance (continued)

Significant issues

The Committee discussed with management the critical accounting judgements and key sources of estimation uncertainty outlined in note 1 “Basis of preparation”. The significant areas of focus considered by the Committee in relation to the 2014 accounts, and how these were addressed, are outlined below:

Matter considered	Action
Goodwill impairment testing
This continued to represent a significant area of focus for the Committee given the materiality of the Group’s goodwill balances (£23.3 billion at 31 March 2014) and the inherent subjectivity in impairment testing. The judgements in relation to goodwill impairment continue to relate primarily to the assumptions underlying the calculation of the value in use of the business, being the achievability of the long-term business plan and the macroeconomic and related modelling assumptions underlying the valuation process.

The Committee received detailed reporting from management and challenged the appropriateness of the assumptions made. Areas of focus were the achievability of the business plans, assumptions in relation to terminal growth in the businesses at the end of the plan period, particularly in Europe where adverse trends in financial performance have been experienced, and discount rates, which have been subject to volatility given the current macroeconomic conditions.

This remains a prime area of audit focus and Deloitte LLP provided detailed reporting on these matters to the Committee including sensitivity testing.

Taxation

The Group is subject to a range of tax claims and related legal actions across a number of jurisdictions where it operates. The most material claim is from the Indian tax authorities in relation to our acquisition of Vodafone India Limited from Hutchison Telecommunications International Limited group in 2007, for the amount of INR 142 billion (£1.4 billion) including interest. Further details of this claim are described in note 30 “Contingent liabilities”.

Further, the Group has extensive accumulated tax losses as outlined in note 6 “Taxation”, and a key management judgement is whether a deferred tax asset should be recognised in respect of these losses. As at 31 March 2014 the Group had recognised a £21.2 billion deferred tax asset in respect of these tax losses.

The Group Tax Director presented management’s view of both the provisioning and disclosure of tax contingencies and deferred tax asset recognition at the May 2014 meeting of the Committee. In respect of tax contingencies, including the India case noted opposite, this involved a discussion of the extent and strength of professional advice received from external legal and advisory firms. In relation to the recognition of the deferred tax assets, management’s plans and expectations for future taxable profits were critically reviewed.

This is also an area of higher audit risk and accordingly, the Committee receives detailed oral and written reporting from Deloitte LLP on these matters.

Liability provisioning

The Group is subject to a range of claims and legal actions from a number of sources including competitors, regulators, customers, suppliers, and on occasion fellow shareholders in Group subsidiaries. The level of provisioning for contingent and other liabilities is an issue where management and legal judgements are important and accordingly an area of Committee focus. The most material claim is from Telecom Egypt in relation to allegations of breach of non-discrimination provisions within an interconnect agreement. Details of the claim are outlined in note 30 “Contingent liabilities”.

The Committee received a presentation from the Group’s General Counsel and Company Secretary in May 2014 on management’s assessment of the most material claims, including relevant legal advice received and the level of provision held against each. Deloitte LLP also reviews these matters, forming an independent view that is discussed with the Committee.
Revenue recognition

The timing of revenue recognition, the recognition of revenue on a gross or net basis, the treatment of discounts, incentives and commissions and the accounting for multi-element arrangements are complex areas of accounting.

Deloitte LLP outlined to the Committee their approach to the audit of revenue, as part of their presentation of the detailed audit plan. The Committee also considered any observations made by the auditors as part of their reporting to the Committee.

Acquisitions and disposals

The Group made a number of highly material business acquisitions and disposals during the year including the disposal of Verizon Wireless, and the acquisition of interests in Kabel Deutschland and Vodafone Italy. This gave rise to a number of complex accounting and disclosure requirements in the financial statements.

Management outlined the key accounting and disclosure impacts in relation to these transactions. The Committee requested and received detailed reporting from Deloitte LLP on their assessment of the accounting and disclosures made by management in both the half-year and annual financial statements.

IT controls in relation to privileged user access
The Group’s IT infrastructure platform hosts a number of financial reporting related applications. An issue was identified in respect of privileged user access controls within part of the IT infrastructure platform which could have had an adverse impact on certain of the Group’s controls and financial systems.

Management outlined tested alternative controls in place which provided assurance over the completeness and accuracy of the information derived from the impacted financial reporting related applications.

Deloitte LLP extended their controls and substantive testing to obtain assurance over both the compensating controls and the completeness and accuracy of the management information derived from these applications.

63

Assessment of internal control

We reviewed the process by which the Group evaluated its control environment. Our work here was driven primarily by the Group Audit Director’s reports on the effectiveness of internal controls, significant identified frauds and any identified fraud that involved management or employees with a significant role in internal controls. I meet privately with the Group’s Audit and Compliance Directors outside the formal committee process as necessary.

Oversight of the Group’s compliance activities in relation to section 404 of the Sarbanes-Oxley Act also falls within the Committee’s remit.

Internal audit

Monitoring and review of the scope, extent and effectiveness of the activity of the Group Internal Audit department is an agenda item at each Committee meeting. Reports from the Group Audit Director usually include updates on audit activities, progress of the Group audit plan, the results of any unsatisfactory audits and the action plans to address these areas, and resource requirements of the Internal Audit department. I play a major role in setting the Group Audit Director’s annual objectives.

Fraud and ‘whistle-blowing’

We review the channels in place to enable employees to raise concerns about possible irregularities in financial reporting or other issues such as breaches of the Code of Conduct and for those matters to be investigated. Further, we receive summaries of investigations into known or suspected fraudulent activities by both third parties and employees.

64	Vodafone Group Plc Annual Report on Form 20-F 2014
Corporate governance (continued)

Governance of the External Audit relationship

The Committee considers the reappointment of the external auditor and also assesses their independence on an ongoing basis. The external auditor is required to rotate the audit partner responsible for the Group audit every five years and the year ended 31 March 2014 will be the current lead audit partner’s fifth year. Accordingly, and in compliance with the provisions outlined in the UK Corporate Governance Code and the notes on best practice issued by the Financial Reporting Council in July 2013, the Committee decided to put the audit for the 2015 financial year out to tender in November 2013.

The tender process and the Committee’s involvement in that process is outlined in the diagram on page 63. All of the ‘big 4’ audit firms were invited to participate in the tender. Deloitte LLP withdrew at a preliminary stage noting the longevity of their appointment, having been the Group’s auditors since its stock market listing in 1988.

Having concluded the process in February 2014, the Committee recommended to the Board that PricewaterhouseCoopers LLP be appointed as the Group’s statutory auditor for the 2015 financial year. Accordingly, a resolution proposing the appointment of PricewaterhouseCoopers LLP as our auditor will be put to the shareholders at the 2014 AGM. There are no contractual obligations restricting the Committee’s choice of external auditor and we do not indemnify our external auditor.

The Committee will continue to review the auditor appointment and the need to tender the audit, ensuring the Group’s compliance with the UK Corporate Governance Code and any reforms of the audit market by the UK Competition Commission and the European Union.

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

During the year, Deloitte LLP and related member firms charged the Group £9 million (2013: £8 million, 2012: £7 million) for statutory audit services. The Committee approved these fees following review of audit scope changes for the 2014 financial year, including the impact of business acquisitions and disposals which were primarily in relation to Kabel Deutschland, the disposal of Verizon Wireless and the acquisition of the remaining 23% interest in Vodafone Italy. The Committee also received assurance from Deloitte LLP that the fees were appropriate for the scope of the work required.

Non-audit services

As a further measure to protect the objectivity and independence of the external auditor, the Committee has a policy governing the engagement of the external auditor to provide non-audit services. This precludes Deloitte LLP from providing certain services such as valuation work or the provision of accounting services and also sets a presumption that Deloitte should only be engaged for non-audit services where there is no legal or practical alternative supplier. No material changes have been made to this policy during the financial year.

For certain specific permitted services, the Committee has pre-approved that Deloitte LLP can be engaged by management, subject to the policies set out above, and subject to specified fee limits for individual engagements and fee limits, for each type of specific service. For all other services or those permitted services that exceed the specified fee limits, I, as Chairman, or in my absence another member, can pre-approve permitted services.

In addition to the statutory audit fee, Deloitte LLP and related member firms charged the Group £4 million (2013: £1 million) for audit-related and other assurance services. These fees were materially higher than in prior years as Deloitte acted as the Reporting Accountant in relation to a number of shareholder and regulatory filings in connection with the disposal of our interest in Verizon Wireless and the related acquisition of the remaining 23% interest in Vodafone Italy. Further details of the fees paid, for both audit and non-audit services, can be found in note 3 to the consolidated financial statements.

For a number of years, PricewaterhouseCoopers LLP has provided the Group with a wide range of consulting and assurance services. Following the decision to appoint them as auditors for the 2015 financial year, it was agreed by the Committee that any existing permitted non-audit service engagements which were not in line with the Group’s non-audit services policy should cease by 30 June 2014. This decision was made to allow a timely transition of these services and minimise the impact on the business. From 1 April 2014, PricewaterhouseCoopers LLP will only be engaged for non-audit services which are in line with the Group’s non-audit services policy.

/s/ Nick Land

Nick Land

On behalf of the Audit and Risk Committee

20 May 2014

With effect from 28 July 2014, Philip Yea will step down from the Remuneration Committee and Valerie Gooding will be appointed to the Committee.
Key objective:
to assess and make recommendations to the Board on the policies for executive remuneration and packages for the individual executive directors.
Responsibilities:
determining, on behalf of the Board, the policy on the remuneration of the Chairman of the Board, the executive directors and the senior management team;
determining the total remuneration packages for these individuals including any compensation on termination of office;
operating within recognised principles of good governance; and
preparing an annual report on directors’ remuneration.
Committee meetings
No one other than a member of the Committee is entitled to be present at its meetings. The Chairman of the Board and Chief Executive may attend the Committee’s meetings by invitation but they do not attend when their individual remuneration is discussed. No director is involved in deciding his or her own remuneration. The Committee met five times during the year.
Main activities of the Committee during the year
A detailed report to shareholders from the Committee on behalf of the Board in which, amongst other things, I have included a description of the Committee’s activities during the year, is contained in “Directors’ remuneration” on pages 69 to 85.
Executive Committee
The Committee meets 11 times a year under the chairmanship of the Chief Executive. Topics covered by the Committee include:
Chief Executive update on the business and business environment;
regional chief executives’ updates;
Group function heads’ updates;
substantial business developments and projects;
talent;
presentations from various function heads, for example, the Group Financial Controller, the Group Audit Director and the Group Compliance Director;
competitor analysis; and
strategy.
Annually, the Executive Committee, together with the chief executives of the major operating companies, conduct a strategy review to identify key strategic issues to be presented to the Board. The agreed strategy is then used as a basis for developing the upcoming budget and three year operating plans.
The Committee members’ biographical details are set out on pages 52 and 53 and at vodafone.com/exco.
Policy and Compliance Committee
This is a sub-committee of the Executive Committee comprising three Executive Committee members. It is appointed to assist the Executive Committee to fulfil its accountabilities with regard to policy compliance. In particular, the Committee approves changes to policies, does deep dives into particular policies to assess whether they are effective and maintains an overview of the status of compliance throughout Vodafone so clear and accurate reports can be made to the Audit and Risk Committee twice a year. Deep dives this year covered the policies relating to radio frequency electromagnetic fields (‘EMF’), competition law, protecting customer information, anti-money laundering and fraud.
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

66	Vodafone Group Plc Annual Report on Form 20-F 2014
Corporate governance (continued)

How do we engage with our shareholders?

We are committed to communicating our strategy and activities clearly to our shareholders and, to that end, we maintain an active dialogue with investors through a planned programme of investor relations activities.

Investor relations programme
The programme includes:
g formal presentations of full-year and half-year results, and interim management statements (see vodafone.com/investor for more information);

g  briefing meetings with major institutional

shareholders in the UK, the United States and Europe after the full-year and half-year results; (a graph showing the geographical analysis of investors is shown on this page);

g regular investor relations meetings with investors in other geographies;
g formal presentations around significant acquisitions and disposals, e.g. the acquisition of Kabel Deutschland and the Verizon Wireless transaction;

g  regular meetings between institutional

investors and analysts, and the Chief Executive and Chief Financial Officer, to discuss business performance, growth strategy and address any issues of concern;

g meetings between major shareholders and the Chairman on an ongoing basis including roadshows in London and Edinburgh to obtain feedback and consider corporate governance issues;
g analysing and approaching new geographies to actively market the business to new investors;
g dialogue between the Remuneration Committee and shareholders. Go to pages 70 and 71 for more information;
g hosting investors and analysts sessions at which senior management from relevant operating companies are present;
g attendance by senior executives across the business at relevant meetings and conferences throughout the year;
g responding daily to enquiries from shareholders and analysts through our Investor Relations team;
g hosting webinars to highlight key areas of the business such as M-Pesa and money payment services, Vodafone Turkey, Vodafone Netherlands and 4G; and

g  a section dedicated to shareholders and

analysts on our website at vodafone.com/investor, including specific sections for any material transactions or shareholder events, e.g. the Verizon Wireless transaction.

The Chairman has overall responsibility for ensuring that there is effective communication with investors, and that the Board understands the views of major shareholders on matters such as governance and strategy. The Chairman makes himself available to meet shareholders for this purpose. The Senior Independent Director and other members of the Board are also available to meet major investors on request. The Board receives a regular report from the Investor Relations team and feedback from meetings held between executive management, or the Investor Relations team and institutional shareholders, is also communicated to the Board.

What happens at our AGM?

Who attends?

g	All of our directors.

g	Executive Committee members.

g	Our shareholders.

What is the format?

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

67

Resolutions

g	Voting on all resolutions at the AGM is on a poll. The proxy votes cast, including details of votes withheld, are disclosed to those in attendance at the meeting and the results are published on our website and announced via the Regulatory News Service.

A summary of our share and control structures is set out in “Shareholder information” on pages 182 to 189.

How do we deal with internal control

and risk management?

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

Monitoring and review activities

There are clear processes for monitoring the system of internal control and reporting any significant control failings or weaknesses together with details of corrective action. These include:

g	the local Chief Executive and Chief Financial Officer of each operating business formally certifying the operation of their control systems each year and highlighting any weaknesses. These results are reviewed by regional management, the Audit and Risk Committee, and the Board;

g	local Chief Executives certifying compliance with high risk policies in their companies, with Group Compliance reviewing evidence of compliance;

g	the Group’s Disclosure Committee reviewing the appropriateness of disclosures and providing an annual report to the Group’s Chief Executive and the Chief Financial Officer on the effectiveness of the Group’s disclosure controls and procedures;

g	maintaining “disclosure controls and procedures”, as such term is defined in Rule 13a-15(e) of the Exchange Act, that are designed to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure; and

g	the Group Internal Audit department periodically examining business processes on a risk basis throughout the Group and reporting to the Audit and Risk Committee.

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

Risk management

Although many risks remain outside of our direct control, a range of activities are in place to mitigate the primary risks identified including those set out on pages 196 to 200. The framework for identifying and managing our risks is set out on page 46. A range of mitigations for risks faced by the Group are included on page 90.

Review of effectiveness

The Board and the Audit and Risk Committee have reviewed the effectiveness of the internal control system including financial, operational and compliance controls, and risk management in accordance with the Code for the period from 1 April 2013 to 20 May 2014 (the date of this annual report). No significant failings or weaknesses were identified during this review. However, had there been any such failings or weaknesses, the Board confirms that necessary actions would have been taken to remedy them.

The directors, the Chief Executive and the Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures and, based on that evaluation, have concluded that the disclosure controls and procedures were effective at the end of the period covered by this report.

What is our approach to other governance matters?

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

Code of Conduct

All of the key Group policies have been consolidated into the Vodafone Code of Conduct. This is a central ethical and policy document applicable to all employees and those who work for or on behalf of Vodafone. It sets out the standards of behaviour expected in relation to areas such as insider dealing, bribery and raising concerns through the whistle-blowing process (known internally as ‘Speak Up’).

68	Vodafone Group Plc Annual Report on Form 20-F 2014
Corporate governance (continued)

What are our US listing requirements?

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

Independence

Different tests of independence for Board members are applied under the Code and the NASDAQ listing rules. The Board is not required to take into consideration NASDAQ’s detailed definitions of independence as set out in the NASDAQ listing rules.

In accordance with the Code, the Board has carried out an assessment based on the independence requirements of the Code and has determined that, in its judgement, all of Vodafone’s non-executive directors (who make up the majority of the Board) are independent within the meaning of those requirements.

Committees

The NASDAQ listing rules require US companies to have a nominations committee, an audit committee and a compensation committee, each composed entirely of independent directors, with the nominations committee and the audit committee each required to have a written charter which addresses the committee’s purpose and responsibilities, and the compensation committee having sole authority and adequate funding to engage compensation consultants, independent legal counsel and other compensation advisors.

Our Nominations and Governance Committee is chaired by the Chairman of the Board and its other members are independent non-executive directors. Our Remuneration Committee is composed entirely of independent non-executive directors.

The Audit and Risk Committee is composed entirely of non-executive directors, each of whom (i) the Board has determined to be independent based on the independence requirements of the Code and (ii) meets the independence requirements of the Exchange Act. We have terms of reference for our Nominations and Governance Committee, Audit and Risk Committee and Remuneration Committee, each of which complies with the requirements of the Code and is available for inspection on our website (vodafone.com/governance). These terms of reference are generally responsive to the relevant NASDAQ listing rules but may not address all aspects of these rules.

Code of Conduct

Under the NASDAQ listing rules, US companies must adopt a code of conduct applicable to all directors, officers and employees that complies with the definition of a ‘code of ethics’ set out in section 406 of the Sarbanes-Oxley Act. We have adopted a Code of Ethics that complies with section 406 which is applicable only to the senior financial and principal executive officers, and which is available on our website (vodafone.com/governance). We have also adopted a separate Code of Conduct which applies to all employees.

Quorum

The quorum required for shareholder meetings, in accordance with our articles of association, is two shareholders, regardless of the level of their aggregate share ownership, while US companies listed on NASDAQ are required by the NASDAQ listing rules to have a minimum quorum of 33.33% of the shareholders of ordinary shares for shareholder meetings.

Related party transactions

In lieu of obtaining an independent review of related party transactions for conflicts of interests in accordance with the NASDAQ listing rules, we seek shareholder approval for related party transactions that (i) meet certain financial thresholds or (ii) have unusual features in accordance with the Listing Rules issued by the FCA in the United Kingdom (the ‘Listing Rules’), the Companies Act 2006 and our articles of association.

Further, we use the definition of a ‘transaction with a related party’ as set out in the Listing Rules, which differs in certain respects from the definition of ‘related party transaction’ in the NASDAQ listing rules.

Shareholder approval

We comply with the NASDAQ listing rules and the Listing Rules, when determining whether shareholder approval is required for a proposed transaction.

Under the NASDAQ listing rules, whether shareholder approval is required for a transaction depends on, among other things, the percentage of shares to be issued or sold in connection with the transaction. Under the Listing Rules, whether shareholder approval is required for a transaction depends on, among other things, whether the size of a transaction exceeds a certain percentage of the size of the listed company undertaking the transaction.

69
Directors’ remuneration

Letter from the Remuneration Committee Chairman

Luc Vandevelde Chairman of the Remuneration Committee

Dear fellow shareholder

I am pleased to present you with Vodafone’s remuneration report for 2014.

This year will be the first time we will ask shareholders to vote on our remuneration policy in addition to the rest of the remuneration report. With the new remuneration disclosure regulations in mind we have changed the structure of our report to present first our policy and then detail its implementation. Apart from some changes which I outline below, our policy and practice remain essentially unchanged.

As always we have tried to ensure that the remuneration policy and practice at Vodafone drive behaviours that are in the long-term interests of the Company and its shareholders. The Remuneration Committee continues to be mindful of the considerable interest that exists in executive compensation and we are very conscious of the many and varied concerns.

Our remuneration principles

Our remuneration principles, which our detailed policy supports, are as follows:

g	we offer competitive and fair rates of pay and benefits to attract and retain the best people;

g	our policy and practices aim to drive behaviours that support our Company strategy and business objectives;

g	our ‘pay for performance’ approach means that our incentive plans only deliver significant rewards if and when they are justified by performance; and

g	our approach to share ownership is designed to help maintain commitment over the long-term, and to ensure that the interests of our senior management team are aligned with those of shareholders.

Pay for performance

Pay for performance continues to be an important principle for Vodafone when setting remuneration policy.

A high proportion of total reward is awarded through short-term and long-term performance related remuneration. At target around 70% of the package is delivered in the form of variable pay, which rises to around 85% if maximum payout is achieved.

We ensure our incentive plans only deliver significant rewards if and when they are justified by performance. For the Remuneration Committee this means two things:

g	ensuring the targets we set for incentive plans are suitably challenging (as can be seen by the historic levels of achievement for both short-and long-term incentive plans shown on page 82); and

g	if needed, exercising discretion. The Committee reviews all incentive plans before any payments are made to executives and has full discretion to adjust payments downwards if it believes circumstances warrant it.

Company performance and the link to incentives

During the 2014 year our emerging markets businesses have delivered strong organic revenue growth along with good cash flow and adjusted EBITDA performance. However, this has been offset by significant ongoing competitive, regulatory and macroeconomic pressures in our European operations where revenue has declined. Taken in the round this led to slightly below target performance which is reflected in our annual bonus payout of 88.5% of target. More details can be found on page 78.

Over the last three years our adjusted free cash flow performance, although strong in our emerging markets, has been below our target levels in Europe for similar reasons to those described above. However, we have taken significant strategic steps which have led to strong growth in the share price and Total Shareholder Return (‘TSR’) which, when combined with adjusted free cash flow, result in a payout for the executive directors’ long-term incentive awards of 37.2% of maximum. More details can be found on page 79. Strategic initiatives include:

g	the sale of our 45% stake in Verizon Wireless;

g	the record US$85 billion return to shareholders;

g	the announcement of Project Spring – the acceleration of our capital investment to strengthen further our network and customer experience;

g	the acquisition of a leading cable operator in Germany as well as fixed line businesses such as CWW and TelstraClear;

g	launching Vodafone Red which is now available in 20 markets; and

g	developing our M-Pesa footprint.

70	Vodafone Group Plc Annual Report on Form 20-F 2014
Directors’ remuneration (continued)

Letter from the Remuneration Committee Chairman (continued)

Key decisions on executive remuneration

The Remuneration Committee considers every decision around executive director remuneration very carefully. Some of the major decisions made this year were as follows:

g	Nick Read was promoted to Chief Financial Officer during the year and we determined his new remuneration package. Our decision to give Nick a base salary of £675,000 was made in the context of the existing executive directors’ remuneration levels and reviewed against the external market;

g	the Remuneration Committee considered the impact of the Verizon Wireless transaction and Project Spring on executive remuneration and decided to remove the impact of Project Spring on pre-existing long-term incentive awards to ensure an appropriate comparison to the original targets that were set. Please see page 84 for more details;

g	we decided to reduce the maximum vesting level of our long-term incentive opportunity for our Executive Committee. For the 2015 long-term incentive awards, the maximum vesting level will reduce from three times to two and a half times the target vesting level. We have also introduced a mandatory holding period where 50% of the post-tax shares are released after vesting, a further 25% after the first anniversary of vesting, and the remaining 25% will be released after the second anniversary;

g	following a review of the pension levels in the context of pension provision for our broader employee population, from November 2015 pension levels for our Executive Committee will reduce from 30% of salary to 24% of salary. This brings our Executive Committee pension level in line with our UK senior management; and

g	the Remuneration Committee took account of business performance, salary increases for other UK employees and external market information when deciding to increase the annual base salaries of the Chief Executive (Vittorio Colao) and the Chief Technology Officer (Stephen Pusey) by 3.6% and 4.3% respectively from 1 July 2014. This is the first salary increase that either individual has received for three years.

Assessment of risk

One of the activities of the Remuneration Committee is to continually be aware and mindful of any potential risk associated with our reward programmes. Vodafone seeks to provide a structure of rewards that encourages acceptable risk taking and high performance through optimal pay mix, performance metrics and calibration, and timing. With that said, it is prudent practice to ensure that our reward programmes achieve this and do not encourage excessive or inappropriate risk taking. The Committee has considered the risk involved in the incentive schemes and is satisfied that the design elements and governance procedures mitigate the principal risks.

Share ownership

For many years Vodafone has had demanding share ownership goals for our executive directors. These goals, and our achievement against the goals, are set out on page 80. We are delighted that, collectively, our Executive Committee own shares with a value of over £50 million. We are proud that the high level of shareholding by our Executive Committee has been maintained despite the Verizon Wireless transaction and the associated share consolidation. After the transaction our Executive Committee members individually elected to reinvest the vast majority of their post-tax proceeds from the transaction back into Vodafone shares. Owning shares is part of our culture and each year we expect the number of shares owned by our Executive Committee members to grow. This level of ownership by management clearly shows their alignment with shareholders but also indicates their belief in the long-term value creation opportunities of our shares.

Consultation with shareholders

The Remuneration Committee continues to have dialogue with our shareholders. The views of all shareholders are taken seriously, and letters and emails are replied to promptly. In addition, during the year we invited our largest shareholders to meet with me in person and the resulting meetings were very helpful for us to better understand our shareholders’ viewpoint. We were delighted that last year the remuneration report received a 96.36% vote in favour. This compares with 96.44% support in the prior year. We sincerely hope to receive your continued support at the AGM on 29 July 2014.

/s/ Luc Vandevelde

Luc Vandevelde

Chairman of the Remuneration Committee

20 May 2014

Contents of the remuneration report
Remuneration policy	Page 71	Annual report on remuneration	Page 77
The remuneration policy table	Page 72	Remuneration Committee	Page 77
Chairman and non-executive directors’ remuneration	Page 76	2014 remuneration	Page 78
		2015 remuneration	Page 84
		Further remuneration information	Page 85

Remuneration policy

In this forward-looking section we describe our remuneration policy for the Board. This includes our considerations when determining policy, a description of the elements of the reward package and an indication of the potential future value of this package for each of the executive directors. In addition we describe our policy applied to the Chairman and non-executive directors.

We will be seeking shareholder approval for our remuneration policy at the 2014 AGM and we intend to implement at that point. We do not envisage making any changes to our policy over the next three years, however, we will review it each year to ensure that it continues to support our Company strategy. If we feel it is necessary to make a change to our policy within the next three years, we will seek shareholder approval.

Considerations when determining remuneration policy

Our remuneration principles which are outlined on page 69 are the context for our policy. Our principal consideration when determining remuneration policy is to ensure that it supports our Company strategy and business objectives.

The views of our shareholders are also taken into account when determining executive pay. In advance of asking for approval for the remuneration policy we have consulted with our major shareholders. We invited our top 20 shareholders to comment on remuneration at Vodafone and several meetings between shareholders and the Remuneration Committee Chairman took place. The main topics of consultation were as follows:

g	new share plan rules for which we will seek shareholder approval at the 2014 AGM;

g	changes to executive remuneration arrangements (reduction of maximum long-term incentive vesting levels and pension provision); and

g	impact of Project Spring on Free Cash Flow performance under the global long-term incentive plan (‘GLTI’).

We have not consulted with employees on the executive remuneration policy nor is any fixed remuneration comparison measurement used. However, when determining the policy for executive directors, we have been mindful of the pay and employment conditions of employees in Vodafone Group as a whole, with particular reference to the market in which the executive is based. Further information on our remuneration policy for other employees is given on page 74.

Performance measures and targets

Our Company strategy and business objectives are the primary consideration when we are selecting performance measures for our incentive plans. The targets within our incentive plans that are related to internal financial measures (such as revenue, profit and cash flow) are typically determined based on our budgets. Targets for strategic and external measures (such as competitive performance and Total Shareholder Return (‘TSR’)) are set based on Company objectives and in light of the competitive marketplace. The threshold and maximum levels of performance are set to reflect minimum acceptable levels at threshold and very stretching but achievable levels at maximum.

As in previous remuneration reports we will disclose the details of our performance targets for our short and long-term incentive plans. However, our annual bonus targets are commercially sensitive and therefore we will only disclose our targets in the remuneration report following the completion of the financial year. We will disclose the targets for each long-term award in the remuneration report for the financial year preceding the start of the performance period.

At the end of each performance period we review performance against the targets, using judgement to account for items such as (but not limited to) mergers, acquisitions, disposals, foreign exchange rate movements, changes in accounting treatment, material one-off tax settlements etc. The application of judgement is important to ensure that the final assessments of performance are fair and appropriate.

In addition, the Remuneration Committee reviews the incentive plan results before any payments are made to executives or any shares vest and has full discretion to adjust the final payment or vesting downwards if they believe circumstances warrant it. In particular, the Committee may use discretion to clawback any unvested share award (or vested but unexercised options) as it sees appropriate, in which case the award may lapse wholly or in part, may vest to a lesser extent than it would otherwise have vested or vesting may be delayed.

72	Vodafone Group Plc Annual Report on Form 20-F 2014
Directors’ remuneration (continued)

Remuneration policy (continued)

The remuneration policy table

The table below summarises the main components of the reward package for executive directors.

	Purpose and link to strategy	Operation
Base salary	g To attract and retain the best talent.	g Salaries are usually reviewed annually and fixed for 12 months commencing 1 July. Decision is influenced by:
g level of skill, experience and scope of responsibilities of individual;
g business performance, scarcity of talent, economic climate and market conditions;
g increases elsewhere within the Group; and
g external comparator groups (which are used for reference purposes only) made up of companies of similar size and complexity to Vodafone.
Pension	g To remain competitive within the marketplace.	g Executive directors may choose to participate in the defined contribution pension scheme or to receive a cash allowance in lieu of pension.
Benefits	g To aid retention and remain competitive within the marketplace.

g  Travel related benefits. This may include

(but is not limited to) company car or cash allowance, fuel and access to a driver where appropriate.

g   Private medical, death and disability

insurance and annual health checks.

g   In the event that we ask an individual to

relocate we would offer them support in line with Vodafone’s relocation or international assignment policies. This may cover (but is not limited to) relocation, cost of living allowance, housing, home leave, education support, tax equalisation and advice.

g   Legal fees if appropriate.

g   Other benefits are also offered in line with

the benefits offered to other employees for example, all-employee share plans, mobile phone discounts, maternity/paternity benefits, sick leave, paid holiday, etc.

Annual Bonus – Global Short- Term Incentive Plan (‘GSTIP’)

g  To drive behaviour and communicate

the key priorities for the year.

g   To motivate employees and incentivise

delivery of performance over the one year operating cycle.

g   The financial metrics are designed to

both drive our growth strategies whilst also focusing on improving operating efficiencies. Measuring competitive performance with its heavy reliance on net promoter score (‘NPS’) means providing a great customer experience remains at the heart of what we do.

g  Bonus levels and the appropriateness of

measures and weightings are reviewed annually to ensure they continue to support our strategy.

g   Performance over the financial year is

measured against stretching financial and non-financial performance targets set at the start of the financial year.

g   The annual bonus is usually paid in cash

in June each year for performance over the previous financial year.

Long-Term Incentive – Global Long-Term Incentive Plan (‘GLTI’) base awards and co-investment awards (further details can be found in the notes that follow this table)

g  To motivate and incentivise delivery

of sustained performance over the long term.

g   To support and encourage greater

shareholder alignment through a high level of personal financial commitment.

g   The use of free cash flow as the

principal performance measure ensures we apply prudent cash management and rigorous capital discipline to our investment decisions, whilst the use of TSR along with a performance period of not less than three years means that we are focused on the long-term interests of our shareholders.

g  Award levels and the framework for

determining vesting are reviewed annually to ensure they continue to support our strategy.

g   Long-term incentive base awards consist

of performance shares which are granted each year.

g   Individuals must co-invest in Vodafone

shares and hold them in trust for at least three years in order to receive the full target award.

g   All awards vest not less than three years

after the award based on Group operational and external performance.

g   Dividend equivalents are paid in cash

after the vesting date.

Opportunity	Performance metrics

g  Average salary increases for existing Executive Committee members (including executive directors) will not normally exceed average increases for employees in other appropriate parts of the Group. Increases above this level may be made in specific situations. These situations could include (but are not limited to) internal promotions, changes to role, material changes to the business and exceptional company performance.

None.

g  The pension contribution or cash payment is equal to 30% of annual gross salary.

In light of pension levels elsewhere in the Group we have decided to reduce the pension benefits level from 30% to no more than 24% from November 2015.

None.

g  Benefits will be provided in line with appropriate levels indicated by local market practice in the country of employment.

g   We expect to maintain benefits at the current level but the value of benefit may fluctuate depending on, amongst other things, personal situation, insurance premiums and other external factors.

None.
g Bonuses can range from 0–200% of base salary, with 100% paid for on-target performance. Maximum is only paid out for exceptional performance.

g  Performance over each financial year

is measured against stretching targets set at the beginning of the year.

g   The performance measures normally

comprise of a mix of financial and strategic measures. Financial measures may include (but are not limited to) profit, revenue and cash flow with a weighting of no less than 50%. Strategic measures may include (but are not limited to) competitive performance metrics such as net promoter score and market share.

g  The basic target award level is 137.5% of base salary for the Chief Executive

(110% for other executive directors).

g   The target award level may increase up to 237.5% of base salary for the Chief

Executive (or 210% for others) if the individual commits to a co-investment in shares equal in value to their base salary.

g  Minimum vesting is 0% of target award level, threshold vesting is 50% and maximum vesting is 250% of the target award level.

g   Maximum long-term incentive face value at award of 594% of base salary for the

Chief Executive (237.5% x 250%) and 525% for others.

g   The awards that vest accrue cash dividend equivalents over the three year vesting period.

g   Awards vest to the extent performance conditions are satisfied. There is a mandatory holding period where 50% of the post-tax shares are released after vesting, a further 25% after the first anniversary of vesting, and the remaining 25% will be released after the second anniversary.

g  Performance is measured against

stretching targets set at the beginning of the performance period.

g   Vesting is determined based on a

matrix of two measures:

g   adjusted free cash flow as our

operational performance measure; and

g   relative TSR against a peer

group of companies as our external performance measure.

74	Vodafone Group Plc Annual Report on Form 20-F 2014
Directors’ remuneration (continued)

Remuneration policy (continued)

Notes to the remuneration policy table

Existing arrangements

We will honour existing awards to executive directors, and incentives, benefits and contractual arrangements made to individuals prior to their promotion to the Board. This will last until the existing incentives vest (or lapse) or the benefits or contractual arrangements no longer apply.

Long-Term Incentive (‘GLTI’)

When referring to our long-term incentive awards we use the financial year end in which the award was made. For example, the ‘2013 award’ was made in the financial year ending 31 March 2013. The awards are usually made in the first half of the financial year (the 2013 award was made in July 2012).

The extent to which awards vest depends on two performance conditions:

g	underlying operational performance as measured by adjusted free cash flow; and

g	relative Total Shareholder Return (‘TSR’) against a peer group median.

Adjusted free cash flow

The free cash flow performance is based on the cumulative adjusted free cash flow figure over the performance period. The detailed targets and the definition of adjusted free cash flow are determined each year as appropriate. The target adjusted free cash flow level is set by reference to our long-range plan and market expectations. We consider the targets to be critical to the Company’s long-term success and its ability to maximise shareholder value, and to be in line with the strategic goals of the Company. The Remuneration Committee sets these targets to be sufficiently demanding with significant stretch where only outstanding performance will be rewarded with a maximum payout.

The cumulative adjusted free cash flow vesting levels as a percentage of target are shown in the table below (with linear interpolation between points):

Performance	Vesting percentage
Below threshold	0%
Threshold	50%
Target	100%
Maximum	125%

TSR outperformance of a peer group median

We have a limited number of appropriate peers and this makes the measurement of a relative ranking system volatile. As such, the outperformance of the median of a peer group is felt to be the most appropriate TSR measure. The peer group for the performance condition is reviewed each year and amended as appropriate.

The relative TSR position determines the performance multiplier. This will be applied to the adjusted free cash flow vesting percentage. There will be no multiplier until TSR performance exceeds median. Above median, the following table will apply (with linear interpolation between points):

Multiplier
Median	No increase
Percentage outperformance of the peer group median equivalent to 65th percentile	1.5 times
Percentage outperformance of the peer group median equivalent to 80th percentile	2.0 times

In order to determine the percentages for the equivalent outperformance levels above median, the Remuneration Committee seeks independent external advice.

Combined vesting matrix

The combination of the two performance measures gives a combined vesting matrix as follows (with linear interpolation between points):

	TSR outperformance
Adjusted free cash flow measure	Up to Median	65th percentile equivalent	80th percentile equivalent
Below threshold	0%	0%	0%
Threshold	50%	75%	100%
Target	100%	150%	200%
Maximum	125%	187.5%	250%

The combined vesting percentages are applied to the target number of shares granted.

Outstanding awards

For the awards made in the 2013 and 2014 financial years (vesting in July 2015 and June 2016 respectively) the award structure is as set out above, except that the maximum vesting percentage for cumulative adjusted free cash flow was 150% leading to an overall maximum of 300% of target award.

Remuneration policy for other employees

While our remuneration policy follows the same fundamental principles across the Group, packages offered to employees reflect differences in market practice in the different countries, role and seniority.

For example, the remuneration package elements for our executive directors are essentially the same as for the other Executive Committee members, with some small differences, for example higher levels of share awards. The remuneration for the next level of management, our senior leadership team, again follows the same principles but with differences such as local and individual performance aspects in the annual bonus targets and performance share awards. They also receive lower levels of share awards which are partly delivered in restricted shares.

Estimates of total future potential remuneration from 2015 pay packages

The tables below provide estimates of the potential future remuneration for each of the executive directors based on the remuneration opportunity granted in the 2015 financial year. Potential outcomes based on different performance scenarios are provided for each executive director.

The assumptions underlying each scenario are described below.

Fixed	Consists of base salary, benefits and pension.
	Base salary is at 1 July 2014.
	Benefits are valued using the figures in the total remuneration for the 2014 financial year table on page 78 (of the 2014 report) and on a similar basis for Nick Read (promoted to the Board on 1 April 2014).
	Pensions are valued by applying cash allowance rate of 30% of base salary at 1 July 2014.
		Base (£’000)	Benefits (£’000)	Pension (£’000)	Total fixed (£’000)
	Chief Executive	1,150	38	345	1,533
	Chief Financial Officer	675	23	203	901
	Chief Technology Officer	600	21	180	801
On target	Based on what a director would receive if performance was in line with plan.
	The target award opportunity for the annual bonus (‘GSTIP’) is 100% of base salary.
	The target award opportunity for the long-term incentive (‘GLTI’) is 237.5% of base salary for the Chief Executive and 210% for others. We assumed that TSR performance was at median.
Maximum	Two times the target award opportunity is payable under the annual bonus (‘GSTIP’).
	The maximum levels of performance for the long-term incentive (‘GLTI’) are 250% of target award opportunity. We assumed that TSR performance was at or above the 80th percentile equivalent.
All scenarios	Each executive is assumed to co-invest the maximum allowed under the long-term incentive (‘GLTI’), 100% of salary, and the long-term incentive (‘GLTI’) award reflects this.
	Long-term incentives consist of share awards only which are measured at face value i.e. no assumption for increase in share price or cash dividend equivalents payable.

Recruitment remuneration

Our approach to recruitment remuneration is to pay no more than is necessary and appropriate to attract the right talent to the role.

The remuneration policy table (pages 72 and 73) sets out the various components which would be considered for inclusion in the remuneration package for the appointment of an executive director. Any new director’s remuneration package would include the same elements, and be subject to the same constraints, as those of the existing directors performing similar roles. This means a potential maximum bonus opportunity of 200% of base salary and long-term incentive maximum face value of opportunity at award of 594% of base salary.

When considering the remuneration arrangements of individuals recruited from external roles to the Board, we will take into account the remuneration package of that individual in their prior role. We only provide additional compensation to individuals for awards foregone. If necessary we will seek to replicate, as far as practicable, the level and timing of such remuneration, taking into account also any remaining performance requirements applying to it. This will be achieved by granting awards of cash or shares that vest over a timeframe similar to those forfeited and if appropriate based on performance conditions. A commensurate reduction in quantum will be applied where it is determined that the new awards are either not subject to performance conditions or subject to performance conditions that are not as stretching as those of the awards forfeited.

76	Vodafone Group Plc Annual Report on Form 20-F 2014
Directors’ remuneration (continued)

Remuneration policy (continued)

Service contracts of executive directors

After an initial term of up to two years executive directors’ contracts have rolling terms and are terminable on no more than 12 months’ notice.

The key elements of the service contract for executives relate to remuneration, payments on loss of office (see below), and restrictions during active employment (and for 12 months thereafter). These restrictions include non-competition, non-solicitation of customers and employees etc.

Additionally, all of the Company’s share plans contain provisions relating to a change of control. Outstanding awards and options would normally vest and become exercisable on a change of control to the extent that any performance condition has been satisfied and pro-rated to reflect the acceleration of vesting.

Payments for departing executives

In the table below we summarise the key elements of our policy on payment for loss of office. We will of course, always comply both with the relevant plan rules and local employment legislation.

Provision	Policy
Notice period and compensation for loss of office in service contracts	g	12 months’ notice from the Company to the executive director.
g

Up to 12 months’ base salary (in line with the notice period). Notice period payments will either be made as normal (if the executive continues to work during the notice period or is on gardening leave) or they will be made as monthly payments in lieu of notice (subject to mitigation if alternative employment is obtained).

Treatment of annual bonus (‘GSTIP’) on termination under plan rules	g	The annual bonus will be pro-rated for the period of service during the financial year and will reflect the extent to which Company performance has been achieved.
	g	The Remuneration Committee has discretion to reduce the entitlement to an annual bonus to reflect the individual’s performance and the circumstances of the termination.
Treatment of unvested long-term incentive awards (‘GLTI’) and co-investment awards on termination under plan rules	g

An executive director’s award will vest in accordance with the terms of the plan and satisfaction of performance conditions measured at the normal completion of the performance period, with the award pro-rated for the proportion of the vesting period that had elapsed at the date of cessation of employment.

g

The Remuneration Committee has discretion to vary the level of vesting as deemed appropriate, and in particular to determine that awards should not vest in the case of a ‘bad leaver’ which may include, at their absolute discretion, departure in case of poor performance, departure without the agreement of the Board, or detrimental competitive activity.

Pension and benefits	g	Generally pension and benefit provisions will continue to apply until the termination date.
	g	Where appropriate other benefits may be receivable, such as (but not limited to) payments in lieu of accrued holiday and legal fees or tax advice costs in relation to the termination.
	g	Benefits of relative small value may continue after termination where appropriate, such as (but not limited to) mobile phone provision.

In exceptional circumstances, an arrangement may be established specifically to facilitate the exit of a particular individual albeit that any such arrangement would be made within the context of minimising the cost to the Group. We will only take such a course of action in exceptional circumstances and where it is considered to be in the best interests of shareholders.

Chairman and non-executive directors’ remuneration

Our policy is for the Chairman to review the remuneration of non-executive directors annually following consultation with the Remuneration Committee Chairman. Fees for the Chairman are set by the Remuneration Committee.

Element	Policy
Fees	g

We aim to pay competitively for the role including consideration of the time commitment required. We benchmark the fees against an appropriate external comparator group. We pay fees to our Chairman and Senior Independent Director that include fees for chairmanship of any committees. We pay a fee to each of our other non-executive directors and they receive an additional fee if they chair a committee. Non-executive fee levels are set within the maximum level as approved by shareholders as part of our articles of association.

Allowances	g	An allowance is payable each time a non-Europe-based non-executive director is required to travel to attend Board and committee meetings to reflect the additional time commitment involved.
Incentives	g	Non-executive directors do not participate in any incentive plans.
Benefits	g

Non-executive directors do not participate in any benefit plans. The Company does not provide any contribution to their pension arrangements. The Chairman is entitled to the use of a car and a driver whenever and wherever he is providing his services to or representing the Company. We have been advised that for non-executive directors, certain travel and accommodation expenses in relation to attending Board meetings should be treated as a taxable benefit therefore we also cover the tax liability for these expenses.

Non-executive director service contracts

Non-executive directors are engaged on letters of appointment that set out their duties and responsibilities. The appointment of non-executive directors may be terminated without compensation. Non-executive directors are generally not expected to serve for a period exceeding nine years. For further information refer to the “Nomination and Governance Committee” section of the annual report (page 59).

Annual report on remuneration

Remuneration Committee

In this section we give details of the composition of the Remuneration Committee and activities undertaken over the 2014 financial year. The Committee is comprised to exercise independent judgement and consists only of the following independent non-executive directors:

Chairman: Luc Vandevelde

Committee members: Renee James; Samuel Jonah; Philip Yea

The Committee regularly consults with Vittorio Colao, the Chief Executive, and Ronald Schellekens, the Group HR Director, on various matters relating to the appropriateness of awards for executive directors and senior executives, though they are not present when their own compensation is discussed. In addition, Adrian Jackson, the Group Reward and Policy Director, provides a perspective on information provided to the Committee, and requests information and analyses from external advisors as required. Rosemary Martin, the Group General Counsel and Company Secretary, advises the Committee on corporate governance guidelines and acts as secretary to the Committee.

External advisors

The Remuneration Committee seeks and considers advice from independent remuneration advisors where appropriate. The two appointed advisors were selected through a thorough process led by the Chairman of the Remuneration Committee and were appointed by the Committee. The Chairman of the Remuneration Committee has direct access to the advisors as and when required, and the Committee determines the protocols by which the advisors interact with management in support of the Committee. The advice and recommendations of the external advisors are used as a guide, but do not serve as a substitute for thorough consideration of the issues by each Committee member. Advisors attend Committee meetings occasionally, as and when required by the Committee.

Pricewaterhouse Coopers LLP (‘PwC’) and Towers Watson are both members of the Remuneration Consultants’ Group and, as such, voluntarily operate under the Remuneration Consultants’ Group Code of Conduct in relation to executive remuneration consulting in the UK. This is based upon principles of transparency, integrity, objectivity, competence, due care and confidentiality by executive remuneration consultants. PwC and Towers Watson have confirmed that they adhered to that Code of Conduct throughout the year for all remuneration services provided to Vodafone and therefore the Committee are satisfied that they are independent and objective. The Remuneration Consultants’ Group Code of Conduct is available at remunerationconsultantsgroup.com.

Advisor	Appointed by	Services provided to the Committee	Fees for services provided to the Committee (’000)[1]	Other services provided to the Company
Pricewaterhouse	Remuneration	Advice on market practice; Governance;	£63	International mobility; Finance;
Coopers LLP (‘PwC’)	Committee in 2007	Performance analysis; Plan design		Technology; Tax; Operations; Compliance
Towers Watson	Remuneration Committee in 2007	Advice on market practice; Governance; Provide market data on executive and non-executive reward; Reward consultancy; Performance analysis	£25	Pension and benefit administration; Reward consultancy

Note:

1	Fees are determined on a time spent basis

PwC have been appointed as our auditors from April 2014 and therefore no longer advise the Remuneration Committee. Towers Watson continue to act as independent remuneration advisors.

Philip Yea sat on an advisory board for PwC until 14th January 2014. In light of PwC’s role as advisor to the Remuneration Committee on remuneration matters up until April 2014, the Remuneration Committee considered his position and determined that there was no conflict or potential conflict arising.

2013 AGM

The 2013 remuneration report received a 96.36% vote in favour of a total of 31,950,649,494 votes cast (3.64% votes against and 436,513,724 votes were withheld).

Meetings

The Remuneration Committee had six formal meetings during the year. Outside these meetings there are frequent discussions usually by conference call. The principal agenda items at the formal meetings were as follows:

Meeting	Agenda items
May 2013	g	2013 annual bonus achievement and 2014 targets and ranges.	g	2013 directors’ remuneration report.
	g	2011 long-term incentive award vesting and 2014 targets and ranges.	g	Review of the effectiveness of the Committee.
July 2013	g	2014 long-term incentive awards.	g	Large local market CEO remuneration.
September 2013	g	Impact of the Verizon Wireless transaction on reward arrangements.
November 2013	g	2015 reward strategy.	g	Impact of the Verizon transaction and
	g	2014 long-term incentive awards, share ownership levels,		Project Spring on incentives.
		accounting costs and dilution levels.	g	New share plan rules.
	g	Reduction of maximum leverage on future long-term incentive	g	New remuneration reporting regulations.
		awards from 300% to 250% of target.	g	Remuneration package for Nick Read
	g	Reduction of pension levels from November 2015 from 30%		and departure arrangements for Andy
		to 24% of base salary.		Halford.
January 2014	g	2015 annual bonus framework.	g	Feedback from shareholder consultation.
	g	Non-executive director fee levels.	g	Committee advisors for 2015.
March 2014	g	2015 reward packages for the Executive Committee and	g	2014 directors’ remuneration report.
		Chairman’s fees.	g	2015 long-term incentive awards.
	g	Risk assessment.	g	Committee’s effectiveness and terms of reference.

78	Vodafone Group Plc Annual Report on Form 20-F 2014
Directors’ remuneration (continued)

Annual report on remuneration (continued)

2014 remuneration

In this section we summarise the pay packages awarded to our executive directors for performance in the 2014 financial year versus 2013. Specifically we have provided a table that shows all remuneration that was earned by each individual during the year and computed a single total remuneration figure for the year. The value of the annual bonus (‘GSTIP’) was earned during the year but will be paid out in cash in the following year and the value of the long-term incentive (‘GLTI’) shows the share awards which will vest in June 2014 as a result of the performance through the three year period ended at the completion of our financial year on 31 March 2014.

The Remuneration Committee reviews all incentive awards prior to payment and has full discretion to reduce awards if it believes this is appropriate. The decision need not be on objective grounds. It should be noted that the Remuneration Committee did not exercise discretion in determining the annual bonus (‘GSTIP’) payout for this year or in deciding the final vesting level of the long-term incentive awards (‘GLTI’).

Total remuneration for the 2014 financial year

	Vittorio Colao		Andy Halford[1]		Stephen Pusey
	2014 £’000	2013 £’000	2014 £’000	2013 £’000	2014 £’000	2013 £’000
Salary/fees	1,110	1,110	700	700	575	575
Taxable benefits[2]	38	39	47	45	21	21
Annual bonus: GSTIP (see below for further detail)	982	731	620	461	509	379
Total long-term incentive[3]:	6,464	8,886	2,424	5,164	2,164	2,842
GLTI vesting during the year[4]	5,630	7,573	2,111	4,401	1,885	2,422
Cash in lieu of GLTI dividends[5]	834	1,313	313	763	279	420
Cash in lieu of pension	333	333	210	210	173	173
Total	8,927	11,099	4,001	6,580	3,442	3,990

Notes:

1	Andy Halford retired on 31 March 2014.
2	Taxable benefits include amounts in respect of: – Private healthcare (2014: £1,734; 2013: £1,500);
– Cash car allowance £19,200 p.a.;
– Travel (2014: Vittorio Colao £17,155; Andy Halford £13,848; 2013 (restated): Vittorio Colao £17,921; Andy Halford
£24,626; and Stephen Pusey £408); and
– Payment in lieu of holiday at retirement (2014: Andy Halford £11,936).
3	Excludes shares acquired under Vodafone’s Share Incentive Plan (‘SIP’). Andy Halford is the only director who participated and the annual value of the matching shares is £1,500.
4	The value shown in the 2013 column is the award which vested on 28 June 2013 and is valued using the execution share price on 28 June 2013 of 188.03 pence. Please note that the values disclosed in this table in 2013 are slightly different as the value was based on a share price at 31 March 2013 of 186.60 pence. The value shown in the 2014 column is the award which vests on 28 June 2014 and is valued using an average of the closing share price over the last quarter of the 2014 financial year of 234.23 pence. More details are included below.
5	Participants also receive a cash award, equivalent in value to the dividends that would have been paid during the vesting period on any shares that vest. The cash in lieu of dividend value shown in 2013 relates to the award which vested on 28 June 2013, and the value for 2014 relates to the award which vests on 28 June 2014.

2014 annual bonus (‘GSTIP’) payout

In the table below we disclose our achievement against each of the performance measures and targets in our annual bonus (‘GSTIP’) and the resulting total annual bonus payout level for the year ended 31 March 2014 of 88.5%. This is applied to the target bonus level of 100% of base salary for each executive.

Performance measure	Payout at target performance 100%	Payout at maximum performance 200%	Actual payout %	Target performance level £bn	Actual performance level[1] £bn	Commentary
Service revenue on a management basis	25%	50%	15.6%	39.4	38.7	Below target performance in Europe
Adjusted EBITDA	25%	50%	12.4%	12.7	12.3	Below target performance in Europe partially
						offset by AMAP
Adjusted free cash flow	25%	50%	45.1%	4.2	4.7	Strong performance in AMAP
Competitive performance assessment	25%	50%	15.4%	Compilation of		Consolidated performance below target
				market-by-market		although the number of markets where net
				assessment		promoter score (‘NPS’) ranks #1 increased
Total annual bonus payout level	100%	200%	88.5%

Note:

1	These figures are adjusted to include the removal of the impact of M&A, foreign exchange movements and any changes in accounting treatment.

2015 annual bonus (‘GSTIP’) amounts	Base salary	Target bonus % of base salary	2014 payout % of target	Actual payment (‘000)
Vittorio Colao	1,110,000	100%	88.5%	£982
Andy Halford	700,000	100%	88.5%	£620
Stephen Pusey	575,000	100%	88.5%	£509

Long-term incentive (‘GLTI’) award vesting in June 2014

The 2012 long-term incentive (‘GLTI’) awards which were made in June 2011 will partially vest in June 2014. The performance conditions for the three year period ending in the 2014 financial year are as follows:

		TSR outperformance
Adjusted free cash flow measure	£bn	0% (Up to median)	4.5% (65th percentile equivalent)	9% (80th percentile equivalent)

Below threshold	<16.7	0%	0%	0%
Threshold	16.7	50%	75%	100%
Target	19.2	100%	150%	200%
Maximum	21.7	200%	300%	400%

TSR peer group
BT Group	Telecom Italia
Deutsche Telekom	Telefónica
Orange
Emerging market composite (consists of the average
TSR performance of Bharti, MTN and Turkcell)

Adjusted free cash flow for the three-year period ended on 31 March 2014 was £17.9 billion which compares with a threshold of £16.7 billion and a target of £19.2 billion.

The chart to the right shows that our TSR performance against our peer group for the same period resulted in an outperformance of the median by 22.3% a year.

Using the combined payout matrix above, this performance resulted in a payout of 148.8% of target (37.2% of the maximum).

The combined vesting percentages are applied to the target number of shares granted as shown below.

2012 GLTI performance share awards vesting in June 2014	Maximum number of shares	Target number of shares	Adjusted free cash flow performance payout % of target	TSR multiplier	Overall vesting % of target[1]	Number of shares vesting	Value of shares vesting (‘000)[2]
Vittorio Colao	6,461,396	1,615,349	74.4%	2 times	148.8%	2,403,638	£5,630
Andy Halford	2,643,290	660,822	74.4%	2 times	136.4%	901,361	£2,111
Stephen Pusey	2,162,990	540,747	74.4%	2 times	148.8%	804,632	£1,885

Notes:

1	Andy Halford retired on 31 March 2014. His award has been prorated for the 33 months he served during the 36 month vesting period.
2	Valued using an average of the closing share prices over the last quarter of the 2014 financial year of 234.23 pence.

These shares will vest on 28 June 2014. The adjusted free cash flow performance is audited by Deloitte LLP and approved by the Remuneration Committee. The performance assessment in respect of the TSR outperformance of the peer group median is undertaken by Towers Watson. Dividend equivalents will also be paid in cash after the vesting date as shown on page 78. Details of how the plan works can be found on pages 72 to 74.

Long-term incentive (‘GLTI’) awarded during the year

The 2014 long-term incentive awards made in July 2013 under the Global Long-Term Incentive Plan (‘GLTI’) were made in line with the 2014 policy as disclosed in our 2013 remuneration report. The performance conditions are a combination of adjusted free cash flow and TSR performance as follows:

		TSR outperformance
Adjusted free cash flow measure	£bn	0% (Up to median)	4.5% (65th percentile equivalent)	9% (80th percentile equivalent)
Below threshold	<12.4	0%	0%	0%
Threshold	12.4	50%	75%	100%
Target	14.4	100%	150%	200%
Maximum	16.4	150%	225%	300%

TSR peer group
AT&T	Orange
BT Group	Telecom Italia
Deutsche Telekom	Telefónica
Emerging market composite (consists of the average
TSR performance of Bharti, MTN and Turkcell)

The combined vesting percentages are applied to the target number of shares granted.

In order to participate fully in this award, executives had to co-invest personal shares worth 100% of salary. The resulting awards to executive directors were as follows:

	Number of shares awarded		Face value of shares awarded[1]		Proportion of maximum award vesting at minimum performance
2014 GLTI performance share awards made in July 2013	Target vesting level (1/3rd of max)	Maximum vesting level	Target vesting level	Maximum vesting level		Performance period end
Vittorio Colao	1,395,123	4,185,370	£2,636,249	£7,908,748	1/6th	31 Mar 2016
Andy Halford	772,981	2,318,945	£1,469,998	£4,409,998	1/6th	31 Mar 2016
Stephen Pusey	634,948	1,904,846	£1,207,497	£3,622,495	1/6th	31 Mar 2016

Note:

1	Face value calculated based on the share prices at the dates of grant of 180.2 pence and 202.5 pence

Dividend equivalents on the shares that vest are paid in cash after the vesting date.

80	Vodafone Group Plc Annual Report on Form 20-F 2014
Directors’ remuneration (continued)

Annual report on remuneration (continued)

All-employee share plans

The executive directors are also eligible to participate in the UK all-employee plans.

Summary of plans

Sharesave

The Vodafone Group 2008 Sharesave Plan is an HM Revenue & Customs (‘HMRC’) approved scheme open to all staff permanently employed by a Vodafone Company in the UK as of the eligibility date. Options under the plan are granted at up to a 20% discount to market value. Executive directors’ participation is included in the option table on page 81.

Share Incentive Plan

The Vodafone Share Incentive Plan (‘SIP’) is an HMRC approved plan open to all staff permanently employed by a Vodafone Company in the UK. Participants may contribute up to a maximum of £125 per month (or 5% of salary if less) which the trustee of the plan uses to buy shares on their behalf. An equivalent number of shares are purchased with contributions from the employing company. UK-based executive directors are eligible to participate.

Pensions

Vittorio Colao, Andy Halford and Stephen Pusey received a cash allowance of 30% of base salary in lieu of pension contributions during the 2014 financial year. No executive directors accrued benefits under any defined contribution pension plans during the year.

The executive directors are provided benefits in the event of death in service. They also have an entitlement under a long-term disability plan from which two-thirds of base salary, up to a maximum benefit determined by the insurer, would be provided until normal retirement date (aged 60).

Andy Halford retired on 31 March 2014 aged 55. Until 2010, he participated in a legacy defined benefit pension plan into which no additional contributions were payable in 2014. On 31 March 2010 he took the opportunity to take early retirement from this pension scheme due to the closure of the scheme (aged 51 years). In accordance with the scheme rules, his accrued pension at this date was reduced with an early retirement factor for four years to reflect the fact that his pension is being paid before age 55 and is therefore expected to be paid out for a longer period of time. In addition, he exchanged part of his early retirement pension at 31 March 2010 for a tax-free cash lump sum of £118,660. The pension in payment at 31 March 2010 was £17,800 per year. The pension increased on 1 April 2011, 1 April 2012 and 1 April 2013 by 5%, in line with the scheme rules, to £20,605 per year from 1 April 2013.

Alignment to shareholder interests

All of our executive directors have shareholdings in excess of their goals. Current levels of ownership by the executive directors, and the date by which the goal should be or should have been achieved, are shown below. The values are calculated using an average share price over the six months to 31 March 2014 of 229.32 pence. These values do not include the value of the shares that will vest in June 2014.

At 31 March 2014	Goal as a % of salary	Current % of salary held	% of goal achieved	Number of shares[1]	Value of shareholding (£m)	Date for goal to be achieved
Vittorio Colao	400%	1,875%	469%	9,077,302	20.8	July 2012
Andy Halford (ownership position at retirement on 31 March 2014)	300%	755%	252%	2,305,059	5.3	July 2010
Stephen Pusey	300%	630%	210%	1,579,543	3.6	June 2014

Note:

1	During the year the Verizon transaction and a share consolidation took place.

Collectively the Executive Committee including the executive directors own more than 22 million Vodafone shares, with a value of over £50 million.

Directors’ interests in the shares of the Company

A summary of interests in shares and scheme interests of the directors who served during the year is given below. More details of the performance shares and options follows.

		Share plans		Shares options
At 31 March 2014	Total number of interests in shares[1]	Unvested GLTI Shares (with performance conditions)	Share Incentive Plan (without performance conditions)	SAYE (unvested without performance conditions)
Executive directors
Vittorio Colao	24,251,716	15,157,846	–	16,568
Andy Halford (position at retirement on 31 March 2014)	8,561,152	6,249,860	17,014	6,233
Stephen Pusey	7,719,776	6,140,233	–	–
Total	40,532,644	27,547,939	17,014	22,801

Note:

1	Includes shares in the share incentive plan (SIP), interests of connected persons, unvested share awards and share options. During the year the Verizon transaction and a share consolidation took place.

At 31 March 2014	Total number of interests in shares[1]

Non-executive directors
Valerie Gooding	4,038
Renee James	27,272
Alan Jebson	44,912
Samuel Jonah	30,190
Gerard Kleisterlee	59,755
Omid Kordestani	–
Nick Land	32,090
Anne Lauvergeon	17,151
Luc Vandevelde	54,880
Anthony Watson	62,727
Philip Yea	33,408

Note:

1	During the year the Verizon transaction and a share consolidation took place.

During the period from 1 April 2014 to 20 May 2014, the directors’ total number of interests in shares did not change.

Performance shares

The maximum number of outstanding shares that have been awarded to directors under the long-term incentive (‘GLTI’) plan are currently as follows:

GLTI performance share awards	2012 award Awarded: June 2011 Performance period ending: March 2014 Vesting date: June 2014 Share price at grant: 163.2 pence	2013 award Awarded: July 2012 Performance period ending: March 2015 Vesting date: July 2015 Share price at grant: 179.4 pence	2014 award Awarded: June 2013 and September 2013[1] Performance period ending: March 2016 Vesting date: June 2016 Share price at grant: 180.2 pence and 202.5 pence
Vittorio Colao	6,461,396	4,511,080	4,185,370
Andy Halford	2,643,290	1,287,625	2,318,945
Stephen Pusey	2,162,990	2,072,397	1,904,846

Note:

1	Due to a close period, executive directors were not able to make co-investment commitments at the time of the main award in June 2013 and therefore part of the award was made in September 2013.

For details of the performance conditions please see page 74.

Share options

No share options have been granted to directors during the year. The following information summarises the executive directors’ options under the Vodafone Group 2008 Sharesave Plan (‘SAYE’) and the Vodafone Group Incentive Plan (‘GIP’). HMRC approved awards may be made under both of the schemes mentioned. No other directors have options under any schemes.

Options under the Vodafone Group 2008 Sharesave Plan were granted at a discount of 20% to the market value of the shares at the time of the grant. No other options may be granted at a discount.

		At 1 April 2013 or date of appointment	Options granted during the 2014 financial year	Options exercised during the 2014 financial year	Options lapsed during the 2014 financial year	Options held at 31 March 2014	Option price	Date from which exercisable		Market price on exercise
Grant date		Number of shares	Number of shares	Number of shares	Number of shares	Number of shares	Pence[1]		Expiry date	Pence	Gain on exercise
Vittorio Colao
GIP[2]	Jul 2007	3,003,575	–	(3,003,575)	–	–	167.80	Jul 2010	Jul 2017	213.16	£1,362,503
SAYE	Jul 2009	16,568	–	–	–	16,568	93.85	Sep 2014	Feb 2015	–
Total		3,020,143	–	(3,003,575)	–	16,568

Andy Halford
GIP[2]	Jul 2007	2,295,589	–	(2,295,589)	–	–	167.80	Jul 2010	Jul 2017	213.16	£1,041,392
SAYE	Jul 2012	6,233		–	–	6,233	144.37	Sep 2015	Feb 2016	–
Total		2,301,822	–	(2,295,589)	–	6,233

Stephen Pusey
GIP[3]	Sep 2006	1,034,259	–	(1,034,259)	–	–	113.75	Sep 2009	Aug 2016	212.80	£1,024,417
GIP[2]	Jul 2007	947,556	–	(947,556)	–	–	167.80	Jul 2010	Jul 2017	231.64	£604,888
Total		1,981,815	–	(1,981,815)	–	–

Notes:

1	The closing trade share price on 31 March 2014 was 220.25 pence. The highest trade share price during the year was 252.3 pence and the lowest price was 180.23 pence.
2	The performance condition on the options granted in July 2007 was a three year cumulative growth in adjusted earnings per share. The options vested at 100% in July 2010.
3	The performance condition on the options granted in September 2006 was a three year cumulative growth in adjusted earnings per share. The options vested at 100% in September 2009.

82	Vodafone Group Plc Annual Report on Form 20-F 2014
Directors’ remuneration (continued)

Annual report on remuneration (continued)

Loss of office payments

Andy Halford retired on 31 March 2014. As per his contract Andy had a 12 month notice period which commenced on 1 October 2013. He worked six months of his notice period – until the end of the financial year. We will be making payments in lieu of notice each month for the remainder of Andy’s notice period (1 April 2014–30 September 2014). The total of these payments will be a maximum of £350,000 (six months’ salary) subject to mitigation if Andy were to start a new executive role at another organisation.

Andy has worked for the full 2014 financial year and so he will receive his annual bonus payment in June 2014 (as detailed on page 78).

The 2012, 2013 and 2014 GLTI awards (made in June 2011, July 2012, June 2013 and September 2013) will be pro-rated on a time worked basis. These awards will vest, subject to performance, at their normal vesting date, in accordance with the good leaver provisions in our share plan rules. The 2013 and 2014 GLTI awards will lapse if Andy starts a new executive role at another organisation.

Andy will receive no further benefits aside from the provision of a SIM card for his personal use at the Company’s expense for a period of three years commencing 1 April 2014.

Payments to past directors

During the 2014 financial year, no payments were made, or benefits given, to past directors with value of greater than our de minimis threshold (£5,000 p.a.).

Fees retained for external non-executive directorships

Executive directors may hold positions in other companies as non-executive directors and retain the fees. Andy Halford is a non-executive director of Marks and Spencer Group plc and in accordance with Group policy he retained fees for the year of £81,250.

Assessing pay and performance

In the table below we summarise the Chief Executive’s single figure remuneration over the past five years, as well as how our variable pay plans have paid out in relation to the maximum opportunity. This can be compared with the historic TSR performance over the same period. The chart below shows the performance of the Company relative to the STOXX Europe 600 Index over a five year period. The STOXX Europe 600 Index was selected as this is a broad-based index that includes many of our closest competitors. It should be noted that the payout from the long-term incentive plan is based on the TSR performance shown in the chart on page 79 and not this chart.

Financial year remuneration for Chief Executive (Vittorio Colao)	2010[1]	2011	2012	2013	2014
Single figure of total remuneration £’000	3,350	7,022	15,767	11,099	8,927
Annual variable element (actual award versus maximum opportunity)	64%	62%	47%	33%	44%
Long-term incentive (vesting versus maximum opportunity)	25%	31%	100%	57%	37%

Note:

1	The single figure reflects share awards which were granted in 2006 and 2007, prior to his appointment to Chief Executive in 2008.

Change in the Chief Executive’s remuneration

In the table below we show the percentage change in the Chief Executive’s remuneration (salary, taxable benefits and annual bonus payment) between the 2013 and 2014 financial years compared to the average for other Vodafone Group employees who are measured on comparable business objectives and who have been employed in the UK since 2013 (per capita). Vodafone has employees based all around the world and some of these individuals work in countries with very high inflation therefore a comparison to Vodafone’s UK based Group employees is more appropriate than to all employees.

	Percentage change from 2013 to 2014
Item	Chief Executive: Vittorio Colao	Other Vodafone Group employees employed in the UK
Base salary	0%	3.7%
Taxable benefits	-2.6%	1.5%
Annual bonus	34.3%	53.3%

Relative spend on pay

The chart below shows both the dividends distributed in the year and the total cost of remuneration in the Group.

For more details on dividends and expenditure on remuneration for all employees, please see pages 124 and 152 respectively.

2014 remuneration for the Chairman and non-executive directors

	Salary/fees		Benefits[1]		Total
	2014 £’000	2013 £’000	2014 £’000	2013 £’000	2014 £’000	2013 £’000
Chairman
Gerard Kleisterlee	600	600	58	106	658	706
Senior Independent Director
Luc Vandevelde	160	154	11	22	171	176
Non-executive directors
Valerie Gooding (appointed 1 February 2014)	19	–	–	–	19	–
Renee James[2]	139	151	5	12	144	163
Alan Jebson[2]	151	151	40	106	191	257
Samuel Jonah[2]	151	157	9	101	160	258
Omid Kordestani[2]	151	10	33	–	184	10
Nick Land	140	140	1	–	141	140
Anne Lauvergeon	115	115	5	9	120	124
Anthony Watson	115	115	1	–	116	115
Philip Yea	115	115	–	–	115	115
Former non-executive directors
Sir John Buchanan (retired 24 July 2012)	–	58	–	–	–	58
Total	1,856	1,766	163	356	2,019	2,122

Notes:

1	We have been advised that for non-executive directors, certain travel and accommodation expenses in relation to attending Board meetings should be treated as a taxable benefit. The table above includes these travel expenses and the corresponding tax contribution (restated for 2013).
2	Salary/fees include an additional allowance of £6,000 per meeting for directors based outside of Europe.

84	Vodafone Group Plc Annual Report on Form 20-F 2014
Directors’ remuneration (continued)

Annual report on remuneration (continued)

2015 remuneration

Subject to shareholder approval at the 2014 AGM, we intend to implement the remuneration policy as set out on pages 71 to 76.

For the 2015 financial year the details are as follows:

2015 base salaries

The Remuneration Committee considered business performance, salary increases for other UK employees and external market information and decided to increase the annual base salaries of the Chief Executive (Vittorio Colao) and the Chief Technology Officer (Stephen Pusey) by 3.6% and 4.3% respectively from 1 July 2014. The last salary increase that was received by these individuals was three years ago in July 2011. The average salary increase for Executive Committee members will be 1.7%; this compares to the salary increase budget in the UK of 2%.

The annual salaries for 2015 (effective 1 July 2014) are as follows:

g	Chief Executive: Vittorio Colao £1,150,000;

g	Chief Financial Officer: Nick Read (from 1 April 2014) £675,000; and

g	Chief Technology Officer: Stephen Pusey £600,000.

2015 annual bonus (‘GSTIP’)

The performance measures and weightings for 2015 are as follows:

g	Service revenue (25%);

g	adjusted EBITDA (25%);

g	adjusted free cash flow (25%); and

g	competitive performance assessment (25%). This is an assessment encompassing both net promoter score (‘NPS’) and market share against the competitors in each of our markets.

Annual bonus targets are commercially sensitive and therefore will be disclosed in the 2015 remuneration report following the completion of the financial year.

Long-term incentive (‘GLTI’) awards for 2015

As described in our policy on pages 72 to 74 the performance conditions are a combination of adjusted free cash flow and TSR performance. The details for the 2015 award will be as follows (with linear interpolation between points):

		TSR out performance			TSR peer group
		0%	5%	10%	Bharti	Orange
Adjusted free cash flow measure	£bn1	(Up to median)	(65th percentile equivalent)	(80th percentile equivalent)	BT Group	Telecom Italia
Below threshold	<3.4	0%	0%	0%	Deutsche Telekom	Telefónica
Threshold	3.4	50%	75%	100%	MTN
Target	5.1	100%	150%	200%
Maximum	6.8	125%	187.5%	250%

Note:

1	When considered on a like-for-like basis with targets for previous years (e.g. excluding the impact of Project Spring) the adjusted cash flow target is £12.3 billion.

The combined vesting percentages are applied to the target number of shares granted.

We have made the following changes to the long-term incentive since the last award:

g	the maximum vesting level has reduced from three times to two and a half times the target vesting level;

g	a mandatory holding period has been introduced where 50% of the post-tax shares are released after vesting, a further 25% after the first anniversary of vesting, and the remaining 25% will be released after the second anniversary; and

g	AT&T has been removed from the peer group, Bharti and MTN have been added as stand alone comparators and the remaining emerging market proxy company (Turkcell) has also been removed.

Long-term incentive (‘GLTI’) awards vesting

As discussed elsewhere in the annual report, Project Spring involves significant organic investment over the next two years to enhance network and service leadership further. This investment will have a significant impact on adjusted Free Cash Flow (‘FCF’), which is the primary performance condition for the GLTI and we expect an initial drop in FCF that will then build again as the investment pays off over the longer term. The impact is predicted as follows:

Financial year of award	Performance period end	Impact
2013	March 2015	Targets for the 2013 and 2014 awards were set prior to the announcement of Project
2014	March 2016	Spring therefore we will remove the impact on FCF when calculating the vesting results following the end of each performance period.
2015 onwards	March 2017 onwards	The 2015 awards (and all future years) will have the full impact of Project Spring included in the targets and no further adjustments will be necessary.

2015 remuneration for the Chairman and non-executive directors

For the 2015 review, the fees for our Chairman and non-executives have been benchmarked against a comparator group of the FTSE 30 companies. Following the review there will be no increases to the fees of non-executive directors. The Chairman’s fees will be increased by 4.2% to £625,000 from 1 July 2014.

Position/role	Fee payable (£’000) From 1 April 2014
Chairman[1]	625
Senior Independent Director[2]	160
Non-executive director	115
Chairmanship of Audit and Risk Committee	25

Note:

1	The Chairman’s fee also includes the fee for the Chairmanship of the Nominations and Governance Committee.
2	The Senior Independent Director’s fees also include the fee for the Chairmanship of the Remuneration Committee.

For 2015, the allowance payable each time a non-Europe-based non-executive director is required to travel to attend Board and committee meetings to reflect the additional time commitment involved is £6,000.

Further remuneration information

Dilution

All awards are made under plans that incorporate dilution limits as set out in the guidelines for share incentive schemes published by the Association of British Insurers. The current estimated dilution from subsisting executive awards is approximately 3.2% of the Company’s share capital at 31 March 2014 (2.0% at 31 March 2013), whilst from all-employee share awards it is approximately 0.6% (0.3% at 31 March 2013). This gives a total dilution of 3.8% (2.3% at 31 March 2013).

Service contracts

The terms and conditions of appointment of our directors are available for inspection at the Company’s registered office during normal business hours and at the AGM (for 15 minutes prior to the meeting and during the meeting). The executive directors have notice periods in their service contracts of 12 months. The non-executive directors’ letters of appointment do not contain provision for notice periods or for compensation if their appointments are terminated.

The executive directors will be proposed for election or re-election at the 2014 AGM.

/s/ Luc Vandevelde

Luc Vandevelde

On behalf of the Board

20 May 2014

86	Vodafone Group Plc Annual Report on Form 20-F 2014
Directors’ report

Directors’ report

The Directors of your Company present their report together with the consolidated financial statements for the year ended 31 March 2014.

This report has been prepared in accordance with requirements outlined within The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 and forms part of the management report as required under DTR4. Certain information that fulfils the requirements of the directors’ report can be found elsewhere in this document and is referred to below. This information is incorporated into this directors’ report by reference.

Responsibility statement

As required under the Disclosure and Transparency Rules a statement made by the Board regarding the preparation of the financial statements is set out on page 88. This statement also provides details regarding the disclosure of information to the Company’s auditors and management’s report on internal control over financial information.

Going concern

The going concern statement required by the Listing Rules and the Code is set out in the “Directors’ statement of responsibility” on page 89.

Strategic report

The strategic report is set out in pages 1 to 47 and is incorporated into this directors’ report by reference.

Directors and their interests

A full list of the individuals who were directors of the Company during the financial year ended 31 March 2014 is set out below.

Gerard Kleisterlee, Vittorio Colao, Andy Halford, Stephen Pusey, Valerie Gooding, Renee James, Alan Jebson, Samuel Jonah, Omid Kordestani, Nick Land, Anne Lauvergeon, Luc Vandevelde, Anthony Watson and Philip Yea.

Details of each director’s interests in the Company’s ordinary shares, options held over ordinary shares, interests in share options and long term incentive plans are set out in full on pages 69 to 85.

Directors’ conflicts of interest

Established within the Company is a procedure for managing and monitoring conflicts of interest for directors. Full details of this procedure is set out on page 56.

Directors’ indemnities

Details of qualifying third party indemnity provisions for the benefit of the Company’s directors can be found on page 57.

Corporate governance statement

Under Disclosure and Transparency Rule 7, a requirement exists for certain parts of the corporate governance statement to be outlined in the directors’ report. This information is laid out in the corporate governance statement, on pages 48 to 85.

Capital structure and rights attaching to shares

All information relating to the Company’s capital structure, rights attaching to shares, dividends, the policy to repurchase the Company’s own shares and other shareholder information is contained on pages 182 to 189 and incorporated into this directors’ report by reference.

Dividends

Full details of the Company’s dividend policy and proposed final dividend payment for the year ended 31 March 2014, are set out on page 124.

Sustainability

Information about the Company’s approach to sustainability risks and opportunities is set out on pages 34 and 35. Also included on these pages are details of our greenhouse gas emissions.

Political donations

No political donations under the Companies Act 2006 have been made during the financial year. The Group policy is that no political donations be made or political expenditure incurred.

Financial risk management objectives and policies

Disclosures relating to financial risk management objectives and policies, including our policy for hedging are set out in note 23 to the consolidated financial statements.

Exposure to price, credit, liquidity and cash flow risks

Our disclosures relating to exposure to price risk, credit risk, liquidity risk and cash flow risk are outlined in note 23 to the consolidated financial statements.

Important events since the end of the financial year

Details of those important events affecting the Group which have occurred since the end of the financial year are set out in the strategic report and note 34 to the consolidated financial statements.

Future developments within the Group

The strategic report contains details of likely future developments within the Group.

Research and development

Details of the Group’s activities relating to research and development are contained in note 3 to the consolidated financial statements.

Branches

As the Group is a global business there are activities operated through many jurisdictions.

Employee disclosures

Our disclosures relating to the employment of disabled persons, the number of women in senior management roles, employee engagement and policies are included in “Our people” on pages 36 and 37.

By Order of the Board

/s/ Rosemary Martin

Rosemary Martin

Company Secretary

20 May 2014

87
Contents

The “Consolidated financial statements” are presented on a statutory basis which, under IFRS accounting principles, includes the financial results of the Group’s joint ventures using the equity accounting basis.

Page
88	Directors’ statement of responsibility
90	Risk mitigation
91	Report of Independent Registered Public Accounting Firm on internal control over financial reporting
92	Report of Independent Registered Public Accounting Firm on the consolidated financial statements
93	This page is intentionally left blank
94	This page is intentionally left blank
95	This page is intentionally left blank
96	Consolidated financial statements and financial commentary
96	Consolidated income statement
96	Consolidated statement of comprehensive income
98	Consolidated statement of financial position
100	Consolidated statement of changes in equity
102	Consolidated statement of cash flows

Page
104	Notes to the consolidated financial statements:
104	1. Basis of preparation
Income statement
109	2. Segmental analysis
113	3. Operating (loss)/profit
114	4. Impairment losses
118	5. Investment income and financing costs
119	6. Taxation
123	7. Discontinued operations
124	8. Earnings per share
124	9. Equity dividends
Financial position
125	10. Intangible assets
127	11. Property, plant and equipment
129	12. Investments in associates and joint ventures
132	13. Other investments
133	14. Inventory
134	15. Trade and other receivables
135	16. Trade and other payables
136	17. Provisions
137	18. Called up share capital
Cash flows
138	19. Reconciliation of net cash flow from operating activities
138	20. Cash and cash equivalents
139	21. Borrowings
143	22. Liquidity and capital resources
146	23. Capital and financial risk management
Employee remuneration
151	24. Directors and key management compensation
152	25. Employees
153	26. Post employment benefits
157	27. Share-based payments
Additional disclosures
159	28. Acquisitions and disposals
163	29. Commitments
164	30. Contingent liabilities
167	31. Related party transactions
167	32. Principal subsidiaries
170	33. Subsidiaries exempt from audit
170	34. Subsequent events

Page
171	Other unaudited financial information:
171	Prior year operating results
176	This page is intentionally left blank
177	This page is intentionally left blank
178	This page is intentionally left blank
179	This page is intentionally left blank
180	This page is intentionally left blank
181	This page is intentionally left blank
B-1	Separate financial statements required by Rule 3-09 of Regulation S-X
B-3	Report of Independent Registered Public Accounting Firm

Reporting our financial performance

We continue to review the format of our consolidated financial statements with the aim of making them clear and easier to follow. This year, in addition to continuing with the integrated financial review which combines commentary on certain items within the primary financial statements, we have changed the order and grouping of the notes to the financial statements to help with the flow of information and focus on areas that we feel are key to understanding our business. We have also placed accounting policies within the notes to the accounts to which they best relate. We hope this format makes it easier for you to navigate to the information that is important to you.

88	Vodafone Group Plc Annual Report on Form 20-F 2014
Directors’ statement of responsibility

The directors are responsible for preparing the financial statements in accordance with applicable law and regulations and keeping proper accounting records. Detailed below are statements made by the directors in relation to their responsibilities, disclosure of information to the Company’s auditors, going concern and management’s report on internal control over financial reporting.

Financial statements and accounting records

Company law of England and Wales requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group at the end of the financial year and of the profit or loss of the Group for that period. In preparing those financial statements the directors are required to:

g	select suitable accounting policies and apply them consistently;

g	make judgements and estimates that are reasonable and prudent;

g	present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;

g	state whether the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as adopted for use in the EU and Article 4 of the EU IAS Regulations. The directors also ensure that the consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’);

g	state for the Company financial statements whether applicable UK accounting standards have been followed; and

g	prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and to enable them to ensure that the financial statements comply with the Companies Act 2006 and for the consolidated financial statements, Article 4 of the EU IAS Regulation. They are also responsible for the system of internal control, for safeguarding the assets of the Company and the Group and, hence, for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Directors’ responsibility statement

The Board confirms to the best of its knowledge:

g	the consolidated financial statements, prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit of the Group;

g	the parent company financial statements, prepared in accordance with United Kingdom generally accepted accounting practice, give a true and fair view of the assets, liabilities, financial position and profit of the Company; and

g	the directors’ report includes a fair review of the development and performance of the business and the position of the Group together with a description of the principal risks and uncertainties that it faces.

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

Disclosure of information to the auditor

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

89

Going concern

The Group’s business activities, performance, position and principal risks and uncertainties and how these are managed are set out in the strategic report on pages 1 to 47. A range of mitigations for risks faced by the Group are included on page 90.

In addition, the financial position of the Group is included within “Commentary on the consolidated statement of cash flows” on page 103, “Borrowings”, “Liquidity and capital resources” and “Capital and financial risk management” in notes 21, 22 and 23 respectively to the consolidated financial statements, which include disclosure in relation to the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk.

The Group has considerable financial resources, and the directors believe that the Group is well placed to manage its business risks successfully. After making enquiries, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, the directors continue to adopt the going concern basis in preparing the annual report and accounts.

Further discussion on the basis of the going concern assessment by the directors is set out on page 200.

Management’s report on internal control over financial reporting

As required by section 404 of the Sarbanes-Oxley Act, management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. The Group’s internal control over financial reporting includes policies and procedures that:

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

Management has assessed the effectiveness of the internal control over financial reporting at 31 March 2014 based on the original Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’) in 1992. Based on management’s assessment, management has concluded that internal control over financial reporting was effective at 31 March 2014.

In 2013, COSO published an updated Internal Control – Integrated Framework which will supersede the original framework from 15 December 2014. Accordingly, the new framework will be implemented during the year ending 31 March 2015. The Group’s existing controls will be mapped to the five components and 17 principles in the updated Internal Control – Integrated Framework. Any gaps will be evaluated and, where required, additional controls identified, or existing controls enhanced.

The assessment excluded the internal controls over financial reporting relating to Kabel Deutschland Holding AG (‘KDG’) because it became a subsidiary during the year, as described in note 28 “Acquisitions and disposals”. KDG will be included in the Group’s assessment at 31 March 2015. Key amounts consolidated for KDG at 31 March 2014 are total assets of £9,741 million, net assets of £4,709 million and revenue and loss for the financial year of £735 million and £242 million, respectively.

During the period covered by this document, there were no changes in the Group’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of the internal controls over financial reporting.

The Group’s internal control over financial reporting at 31 March 2014 has been audited by Deloitte LLP, an independent registered public accounting firm who also audit the Group’s consolidated financial statements. Their audit report on internal control over financial reporting is on page 91.

By Order of the Board

/s/ Rosemary Martin

Rosemary Martin

Company Secretary

20 May 2014

90	Vodafone Group Plc Annual Report on Form 20-F 2014
Risk mitigation

g	Specific back-up and resilience requirements are built into our networks. We monitor our ability to replace strategic equipment quickly in event of failure, and for high risk components, we maintain dedicated back-up equipment ready for use. Dedicated access network equipment is installed on trucks ready to be moved on site if required.

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

g	Both the hardware and software applications which hold or transmit confidential personal and business voice and data traffic include security features. Security related reviews are conducted according to our policies and security standards. Security governance and compliance is managed and monitored through software tools that are deployed to all local markets and selected partner markets. Our data centres are managed to international information security standards. Third party data security reviews are conducted jointly with our technology security and corporate security functions.

g	We will continue to promote our differentiated propositions by focusing on our points of strength such as network quality, capacity and coverage, quality of customer service and the value of our products and services. We are enhancing distribution channels to get closer to customers and using targeted promotions where appropriate to attract and retain specific customers. We closely monitor and model competitor behaviour, network builds and product offerings to understand future intentions so that we are able to react in a timely manner.

g	We monitor political developments in our existing and potential markets closely, identifying risks in our current and proposed commercial propositions. Regular reports are made to our Executive Committee on current political and regulatory risks. These risks are considered in our business planning process, including the importance of competitive commercial pricing and appropriate product strategies. Authoritative and timely intervention is made at both national and international level in respect of legislative, fiscal and regulatory proposals which we feel are not in the interests of the Group. We have regular dialogue with trade groups that represent network operators and other industry bodies to understand underlying political pressures.

g	In some markets we are already providing fixed line telecommunication services (voice and broadband). In other existing markets we actively look for opportunities to provide services beyond mobile through acquisition, partnerships, or joint ventures.

We have also developed strategies which strengthen our relationships with customers by accelerating the introduction of integrated voice, messaging and data price plans to avoid customers reducing their out of bundle usage through internet/ Wi-Fi based substitution.

g	We are closely monitoring international economic and currency situations. Executive Committee briefings have been provided with specific actions identified to reduce the impact of the risk. We have developed a detailed business continuity plan in the event of a country economic crisis leading to a banking system freeze and a need to transition to a “cash based” operating system for a number of months.

g	We have a global health and safety policy that includes standards for electromagnetic fields (‘EMF’) that are mandated in all our operating companies. We have a Group EMF Board that manages potential risks through cross sector initiatives and which oversees a coordinated global programme to respond to public concern, and develop appropriate advocacy related to possible precautionary legislation. We monitor scientific developments and engage with relevant bodies to support the delivery and transparent communication of the scientific research agenda set by the WHO.

g	We have experience of acquiring and integrating businesses into the Group and for all significant transactions we develop and implement a structured integration plan, led by a senior business leader. Integration plans are systematically implemented and executed to ensure that revenue benefits and cost synergies are delivered and that the acquired businesses are successfully integrated through the alignment of policies, processes and systems. The progress against acquisition business cases and the status of integration plans is monitored and reviewed as part of the Group’s governance and performance management procedures.

g	We regularly review the performance of key suppliers, both operationally and financially, across individual markets and from the Group perspective. Other processes are in place to regularly identify and manage “suppliers at risk”. Most supplier categories have business continuity plans in place in the event of single supplier failure.

g	We maintain constructive but robust engagement with the tax authorities and relevant government representatives, as well as active engagement with a wide range of international companies and business organisations with similar issues. Where appropriate we engage advisors and legal counsel to obtain opinions on tax legislation and principles.

g	We review the carrying value of the Group’s property, plant and equipment, goodwill and other intangible assets at least annually, or more frequently where the circumstances require, to assess whether carrying values can be supported by the net present value of future cash flows derived from such assets. This review considers the continued appropriateness of the assumptions used in assessing for impairment, including an assessment of discount rates and long-term growth rates, future technological developments, and the timing and amount of future capital expenditure. Other factors which may affect revenue and profitability (for example intensifying competition, pricing pressures, regulatory changes and the timing for introducing new products or services) are also considered. Discount rates are in part derived from yields on government bonds, the level of which may change substantially period to period and which may be affected by political, economic and legal developments which are beyond our control. For further details see “Critical accounting judgements and key sources of estimation uncertainty” in note 1 “Basis of preparation” to the consolidated financial statements.

91
Report of Independent Registered Public Accounting Firm on internal control over financial reporting

We have audited the internal control over financial reporting of Vodafone Group Plc and subsidiaries and applicable joint ventures (the “Group”) as of 31 March 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in management’s report on internal control over financial reporting, management excluded from its assessment the internal control over financial reporting at Kabel Deutschland Holding AG, which became a subsidiary during the year and which accounted for £9,741 million of total assets, £4,709 million of net assets, £735 million of revenue and £242 million of loss for the financial year of the consolidated financial statement amounts as of and for the year ended 31 March 2014. Accordingly our audit did not include the internal control over financial reporting at Kabel Deutschland Holding AG.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 March 2014, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Group as of and for the year ended 31 March 2014 prepared in conformity with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board. Our report dated 20 May 2014 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP

Deloitte LLP

London

United Kingdom

20 May 2014

92	Vodafone Group Plc Annual Report on Form 20-F 2014
Report of Independent Registered Public Accounting Firm on the consolidated financial statements

Report of Independent Registered Public Accounting Firm to the members of Vodafone Group Plc

We have audited the accompanying consolidated statements of financial position of Vodafone Group Plc and subsidiaries (the “Group”) as of 31 March 2014 and 2013, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended 31 March 2014. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 March 2014 and 2013, and the results of its operations and cash flows for each of the three years in the period ended 31 March 2014, in conformity with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board.

As discussed in note 1, the 2013 and 2012 financial statements have been restated for the adoption of IFRS 11, Joint Arrangements and amendments to IAS 19, Employee Benefits. Our opinion is not modified with respect to this matter.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of 31 March 2014, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 20 May 2014 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/S/ DELOITTE LLP

Deloitte LLP

London

United Kingdom

20 May 2014

93

This page is intentionally left blank.

94	Vodafone Group Plc Annual Report on Form 20-F 2014

This page is intentionally left blank.

95

This page is intentionally left blank.

96	Vodafone Group Plc Annual Report on Form 20-F 2014
Consolidated income statement for the years ended 31 March

	Note	2014 £m	Restated 2013 £m [1]	Restated 2012 £m [1]
Revenue	2	38,346	38,041	38,821
Cost of sales		(27,942)	(26,567)	(27,201)
Gross profit		10,404	11,474	11,620
Selling and distribution expenses		(3,033)	(2,860)	(2,755)
Administrative expenses		(4,245)	(4,159)	(4,031)
Share of results of equity accounted associates and joint ventures		278	575	1,129
Impairment losses	4	(6,600)	(7,700)	(4,050)
Other income and expense		(717)	468	3,705
Operating (loss)/profit	3	(3,913)	(2,202)	5,618
Non-operating income and expense		(149)	10	(162)
Investment income	5	346	305	456
Financing costs	5	(1,554)	(1,596)	(1,768)
(Loss)/profit before taxation		(5,270)	(3,483)	4,144
Income tax credit/(expense)	6	16,582	(476)	(705)
Profit/(loss) for the financial year from continuing operations		11,312	(3,959)	3,439
Profit for the financial year from discontinued operations	7	48,108	4,616	3,555
Profit for the financial year		59,420	657	6,994

Attributable to:
– Equity shareholders		59,254	413	6,948
– Non-controlling interests[2]		166	244	46
Profit for the financial year		59,420	657	6,994

Earnings/(loss) per share
From continuing operations:
– Basic		42.10p	(15.66p )	12.28p
– Diluted		41.77p	(15.66p )	12.14p
Total Group:
– Basic	8	223.84p	1.54p	25.15p
– Diluted	8	222.07p	1.54p	24.87p

Notes:

1	Restated to show the results of our US Group in discontinued operations, adoption of IFRS 11 and amendments to IAS 19. See note 1 “Basis of preparation” for further details.
2	Profit attributable to non-controlling interests solely derives from continuing operations.

Consolidated statement of comprehensive income

for the years ended 31 March

	2014 £m	Restated 2013 £m [1]	Restated 2012 £m [1]
Profit for the financial year	59,420	657	6,994
Other comprehensive income:
Items that may be reclassified to profit or loss in subsequent periods:
Losses on revaluation of available-for-sale investments, net of tax	(119)	(73)	(17)
Foreign exchange translation differences, net of tax	(4,104)	362	(3,673)
Foreign exchange losses/(gains) transferred to the income statement	1,493	1	(681)
Fair value gains transferred to the income statement	(25)	(12)	–
Other, net of tax	–	(4)	(10)
Total items that may be reclassified to profit or loss in subsequent years	(2,755)	274	(4,381)
Items that will not be reclassified to profit or loss in subsequent years:
Net actuarial gains/(losses) on defined benefit pension schemes, net of tax	37	(182)	(263)
Total items that will not be reclassified to profit or loss in subsequent years	37	(182)	(263)
Other comprehensive (expense)/income	(2,718)	92	(4,644)
Total comprehensive income for the year	56,702	749	2,350

Attributable to:
– Equity shareholders	56,711	604	2,383
– Non-controlling interests	(9)	145	(33)
	56,702	749	2,350

Note:

1	Restated to show the results of our US Group in discontinued operations, adoption of IFRS 11 and amendments to IAS 19. See note 1 “Basis of preparation” for further details.

97
Commentary on the consolidated income statement and statement of comprehensive income

The consolidated income statement includes the majority of our income and expenses for the year with the remainder recorded in the consolidated statement of comprehensive income.

Further details on the major movements in the year are set out below:

Revenue

Revenue increased by 0.8% to £38.3 billion. The increase is driven by revenue growth in our AMAP region and business acquisitions, partially offset by revenue declines in Europe due to challenging trading conditions and by unfavourable exchange rate movements. Our operating results discussion on pages 40 to 45 provides further detail on our revenue performance.

Operating loss

Our operating loss increased to £3.9 billion from £2.2 billion as lower impairment charges were offset by lower revenue, higher customer costs and higher amortisation. During the year we recorded goodwill impairment charges of £6.6 billion relating to our businesses in Germany, Spain, Portugal, Czech Republic and Romania (see note 4 “Impairment losses”).

Income tax expense

We recorded an income tax credit on continuing operations of £16.6 billion compared with a £0.5 billion charge in 2013. The credit primarily arises from the recognition of £19.3 billion of deferred tax assets for tax losses in Germany and Luxembourg partly offset by taxes arising from the disposal of the Group’s investment in Verizon Wireless (see note 6 “Taxation”). Our effective tax rate decreased to -33.4% from 77.2%. Further information on how our effective tax rate is determined is provided within the operating results discussion on page 44.

Profit for the year from discontinued operations

Discontinued operations includes the £45.0 billion profit arising on the disposal of the Group’s investment in Verizon Wireless, £1.7 billion of dividends receivable since the disposal and the post-tax profits of the Group’s share of Verizon Wireless and entities in the US Group sold to Verizon Communications as part of the overall disposal transaction up until 2 September 2013 when the proposed disposal was announced. The profit from discontinued operations for the year ended 31 March 2014 has increased to £48.1 billion from £4.6 billion, primarily due to the profit arising from the disposal of the Group’s investment in Verizon Wireless. Further information is provided in note 7 “Discontinued operations” and note 28 “Acquisitions and disposals”.

Earnings per share

Basic earnings per share from continuing operations was 42.10 pence, an increase of 57.76 pence, driven by the recognition of £19.3 billion of deferred tax assets for losses in Germany and Luxembourg. Total Group basic earnings per share, which includes profits from discontinued operations, increased by 222.30 pence to 223.84 pence primarily as a result of the £45.0 billion gain recognised on the disposal of the US Group.

Adjusted earnings per share, which is a non-GAAP measure used by management and which excludes items that we do not view as being reflective of our performance, was 17.54 pence, a decrease of 12.8% compared to the prior year. The reduction was primarily due to lower adjusted operating profits, partially offset by a reduction in the number of the Group’s shares due to the Group’s share buyback programme.

Our calculation of the adjusted earnings on which we base our adjusted earnings per share calculation is set out within the operating results on page 45. Note 8 “Earnings per share” provides information on the number of shares used for determining earnings per share.

The consolidated statement of comprehensive income records all of the income and losses generated for the year.

Further details on the major movements in the year are set out below:

Profit for the financial year

Profit for the financial year of £59.4 billion is recognised in the consolidated income statement and the reasons underlying the £58.8 billion increase are provided above.

Foreign exchange differences, net of tax

Foreign exchange translation differences arise when we translate the results and net assets of our operating companies, joint arrangements and associates, which transact their operations in foreign currencies including the euro, South African rand and Indian rupee, into our presentation currency of sterling. The net movements in foreign exchange rates resulted in a loss of £4.1 billion for the year compared with a gain in the previous year of £0.4 billion.

Foreign exchange losses/(gains) transferred to the income statement

The foreign exchange losses transferred to the income statement in the year ended 31 March 2014 relate to the recycling of amounts in relation to our investment in Verizon Wireless and Vodafone Italy which were triggered, respectively, by the disposal and the acquisition of a controlling stake.

Net actuarial gains/(losses) on defined benefit schemes, net of tax

We realised a £37 million post-tax gain from the revaluation of the Group’s defined benefit pension schemes after updating actuarial assumptions and revaluing scheme assets.

The financial commentary on this page is unaudited.

98	Vodafone Group Plc Annual Report on Form 20-F 2014
Consolidated statement of financial position at 31 March

	Note	31 March 2014 £m	Restated 31 March 2013 £m [1]	Restated 1 April 2012 £m [1]
Non-current assets
Goodwill	10	23,315	24,390	27,816
Other intangible assets	10	23,373	19,749	18,762
Property, plant and equipment	11	22,851	17,584	16,008
Investments in associates and joint ventures	12	114	46,447	47,682
Other investments	13	3,553	773	790
Deferred tax assets	6	20,607	2,848	1,894
Post employment benefits	26	35	52	31
Trade and other receivables	15	3,270	4,832	3,436
		97,118	116,675	116,419

Current assets
Inventory	14	441	353	375
Taxation recoverable		808	397	275
Trade and other receivables	15	8,886	8,018	10,007
Other investments	13	4,419	5,350	1,323
Cash and cash equivalents	20	10,134	7,531	7,051
Assets held for sale		34	–	–
		24,722	21,649	19,031
Total assets		121,840	138,324	135,450

Equity
Called up share capital	18	3,792	3,866	3,866
Additional paid-in capital		116,973	154,279	154,123
Treasury shares		(7,187)	(9,029)	(7,841)
Accumulated losses		(51,428)	(88,834)	(84,217)
Accumulated other comprehensive income		8,652	11,195	11,004
Total equity shareholders’ funds		70,802	71,477	76,935

Non-controlling interests		1,733	1,890	2,090
Put options over non-controlling interests		(754)	(879)	(823)
Total non-controlling interests		979	1,011	1,267

Total equity		71,781	72,488	78,202

Non-current liabilities
Long-term borrowings	21	21,454	27,904	26,882
Taxation liabilities		50	150	250
Deferred tax liabilities	6	747	6,671	6,572
Post employment benefits	26	584	580	292
Provisions	17	846	855	448
Trade and other payables	16	1,339	1,307	1,181
		25,020	37,467	35,625
Current liabilities
Short-term borrowings	21	7,747	11,800	6,232
Taxation liabilities		873	1,922	1,888
Provisions	17	963	715	571
Trade and other payables	16	15,456	13,932	12,932
		25,039	28,369	21,623
Total equity and liabilities		121,840	138,324	135,450

Note:

1	Restated for the adoption of IFRS 11 and amendments to IAS 19. See note 1 “Basis of preparation” for further details.

The consolidated financial statements were approved by the Board of directors and authorised for issue on 20 May 2014 and were signed on its behalf by:

/s/ Vittorio Colao	/s/ Nick Read
Vittorio Colao	Nick Read
Chief Executive	Chief Financial Officer

99
Commentary on the consolidated statement of financial position

The consolidated statement of financial position shows all of our assets and liabilities at 31 March.

Further details on the major movements of both our assets and liabilities in the year are set out below. Our statement of financial position has been materially impacted in the year by the sale of our interest in Verizon Wireless, the acquisition of Kabel Deutschland and the assumption of control over Vodafone Italy (jointly the ‘Group’s acquisitions’):

Assets

Goodwill and other intangible assets

Our total intangible assets increased to £46.7 billion from £44.1 billion. The increase primarily arose as a result of £11.5 billion additions as a result of the Group’s acquisitions and other additions of £3.7 billion, including £1.9 billion of spectrum acquired in India, partially offset by £6.6 billion of goodwill impairments, reductions of £2.6 billion as a result of unfavourable movements in foreign exchange rates and £3.5 billion of amortisation.

Property, plant and equipment

Property, plant and equipment increased to £22.9 billion from £17.6 billion, principally as a result of £6.4 billion additions in the year arising from Group acquisitions and a further £4.9 billion of purchases, partially offset by £4.0 billion of depreciation charges and £1.5 billion of adverse foreign exchange movements.

Investments in associates and joint ventures

Investments in associates and joint ventures decreased to £0.1 billion (2013: £46.4 billion), primarily reflecting a reduction of £43.2 billion on the disposal of the Group’s investment in Verizon Wireless and the transition of Vodafone Italy from a joint venture to a fully consolidated subsidiary. Our share of the trading results of associates and joint ventures was £3.5 billion, including £3.2 billion from Verizon Wireless classified within discontinued operations.

Other non-current assets

Other non-current assets increased by £19.0 billion to £27.5 billion, mainly due to a £17.8 billion increase in recognised deferred tax assets, primarily in respect of additional tax losses in Germany and Luxembourg (see note 6 “Taxation” for further details), and an increase of £2.8 billion in other investments as a result of loan notes received in respect of the disposal of the Group’s investment in Verizon Wireless, partly offset by a £1.6 billion reduction in receivables, which was primarily due to a reduction in amounts due from associates.

Total equity and liabilities

Total equity

Total equity decreased by £0.7 billion to £71.8 billion. Total comprehensive income for the year of £56.7 billion was offset by the return of value to shareholders of £51.0 billion and other dividends paid to equity shareholders and non-controlling interests of £5.1 billion.

Borrowings

Total borrowings decreased to £29.2 billion from £39.7 billion, primarily as the result of the redemption of US$5.65 billion of bonds following the sale of our interest in Verizon Wireless and also due to £2.7 billion favourable foreign exchange movements. A net debt reconciliation is provided on page 103.

Deferred taxation liabilities

Deferred tax liabilities reduced to £0.7 billion from £6.7 billion mainly due to the disposal of the US Group that held substantial deferred tax liabilities to Verizon Communications.

Other current liabilities

Other current liabilities increased to £16.4 billion (2013: £14.6 billion). Trade payables at 31 March 2014 were equivalent to 40 days (2013:37 days) outstanding, calculated by reference to the amount owed to suppliers as a proportion of the amounts invoiced by suppliers during the year. It is our policy to agree terms of transactions, including payment terms, with suppliers and it is our normal practice that payment is made accordingly.

Contractual obligations and contingencies

A summary of our principal contractual financial obligations is shown below and details of the Group’s contingent liabilities are included in note 30 “Contingent liabilities”.

			Payments due by period £m
Contractual obligations[1]	Total	<1 year	1–3 years	3–5 years	>5 years
Borrowings[2]	35,721	8,642	5,506	9,825	11,748
Operating lease commitments[3]	5,732	1,128	1,519	1,034	2,051
Capital commitments[3,4]	2,335	2,093	215	20	7
Purchase commitments	4,420	3,426	578	191	225
Total	48,208	15,289	7,818	11,070	14,031

Notes:

1	This table includes commitments in respect of options over interests in Group businesses held by non-controlling shareholders (see “Potential cash outflows from option agreements and similar arrangements” on page 146) and obligations to pay dividends to non-controlling shareholders (see “Dividends from associates and to non-controlling shareholders” on page 146). The table excludes current and deferred tax liabilities and obligations under post employment benefit schemes, details of which are provided in notes 6 “Taxation” and 26 “Post employment benefits” respectively. The table also excludes the contractual obligations of associates and joint ventures.
2	See note 21 “Borrowings”.
3	See note 29 “Commitments”.
4	Primarily related to network infrastructure.

The financial commentary on this page is unaudited.

100	Vodafone Group Plc Annual Report on Form 20-F 2014
Consolidated statement of changes in equity for the years ended 31 March

											Equity
		Additional				Other comprehensive income					share-	Non-
	Share capital £m	paid-in capital £m	[2]	Treasury shares £m	Retained losses £m	Currency reserve £m	Pensions reserve £m	Investment reserve £m	Revaluation surplus £m	Other £m	holders’ funds £m	controlling interests £m	Total £m
1 April 2011 restated[1]	4,082	153,760		(8,171)	(77,685)	14,417	(203)	237	1,040	78	87,555	6	87,561

Issue or reissue of shares	–	2		277	(208)	–	–	–	–	–	71	–	71
Redemption or cancellation of shares	(216)	216		4,724	(4,724)	–	–	–	–	–	–	–	–
Purchase of own shares	–	–		(4,671)[4]	–	–	–	–	–	–	(4,671)	–	(4,671)
Share-based payment	–	145	[3]	–	–	–	–	–	–	–	145	–	145
Transactions with non-controlling interests in subsidiaries	–	–		–	(1,908)	–	–	–	–	–	(1,908)	1,599	(309)
Comprehensive income	–	–		–	6,948	(4,279)	(263)	(17)	–	(6)	2,383	(33)	2,350
Profit	–	–		–	6,948	–	–	–	–	–	6,948	46	6,994
OCI – before tax	–	–		–	–	(3,629)	(352)	(17)	–	(14)	(4,012)	(71)	(4,083)
OCI – taxes	–	–		–	–	31	89	–	–	8	128	(8)	120
Transfer to the income statement	–	–		–	–	(681)	–	–	–	–	(681)	–	(681)
Dividends	–	–		–	(6,654)	–	–	–	–	–	(6,654)	(305)	(6,959)
Other	–	–		–	14	–	–	–	–	–	14	–	14
31 March 2012 restated[1]	3,866	154,123		(7,841)	(84,217)	10,138	(466)	220	1,040	72	76,935	1,267	78,202

Issue or reissue of shares	–	2		287	(237)	–	–	–	–	–	52	–	52
Purchase of own shares	–	–		(1,475)[4]	–	–	–	–	–	–	(1,475)	–	(1,475)
Share-based payment	–	152	[3]	–	–	–	–	–	–	–	152	–	152
Transactions with non-controlling interests in subsidiaries	–	–		–	(7)	–	–	–	–	–	(7)	(17)	(24)
Comprehensive income	–	–		–	413	462	(182)	(85)	–	(4)	604	145	749
Profit	–	–		–	413	–	–	–	–	–	413	244	657
OCI – before tax	–	–		–	–	482	(238)	(73)	–	(6)	165	(95)	70
OCI – taxes	–	–		–	–	(21)	56	–	–	2	37	(4)	33
Transfer to the income statement	–	–		–	–	1	–	(12)	–	–	(11)	–	(11)
Dividends	–	–		–	(4,801)	–	–	–	–	–	(4,801)	(384)	(5,185)
Other	–	2		–	15	–	–	–	–	–	17	–	17
31 March 2013 restated[1]	3,866	154,279		(9,029)	(88,834)	10,600	(648)	135	1,040	68	71,477	1,011	72,488

Issue or reissue of shares	–	2		194	(173)	–	–	–	–	–	23	–	23
Redemption or cancellation of shares	(74)	74		1,648	(1,648)	–	–	–	–	–	–	–	–
Capital reduction and creation of B and C shares	16,613	(37,470)		–	20,857	–	–	–	–	–	–	–	–
Cancellation of B shares	(16,613)	–		–	1,115	–	–	–	–	–	(15,498)	–	(15,498)
Share-based payment	–	88	[3]	–	–	–	–	–	–	–	88	–	88
Transactions with non-controlling interests in subsidiaries	–	–		–	(1,451)	–	–	–	–	–	(1,451)	260	(1,191)
Comprehensive income	–	–		–	59,254	(2,436)	37	(119)	–	(25)	56,711	(9)	56,702
Profit	–	–		–	59,254	–	–	–	–	–	59,254	166	59,420
OCI – before tax	–	–		–	–	(3,932)	57	(119)	–	3	(3,991)	(172)	(4,163)
OCI – taxes	–	–		–	–	3	(20)	–	–	(3)	(20)	(3)	(23)
Transfer to the income statement	–	–		–	–	1,493	–	–	–	(25)	1,468	–	1,468
Dividends	–	–		–	(40,566)	–	–	–	–	–	(40,566)	(284)	(40,850)
Other	–	–		–	18	–	–	–	–	–	18	1	19
31 March 2014	3,792	116,973		(7,187)	(51,428)	8,164	(611)	16	1,040	43	70,802	979	71,781

Notes:

1	Restated for the adoption of IFRS 11 and amendments to IAS 19. Retained losses have increased and the pensions reserve losses have reduced by £49 million for the year ended 31 March 2013 and by £33 million for the year ended 31 March 2012. See note 1 “Basis of preparation” for further details.
2	Includes share premium, capital redemption reserve and merger reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.
3	Includes £12 million tax charge (2013: £18 million credit; 2012: £2 million credit).
4	Amount for 2013 includes a commitment for the purchase of own shares of £1,026 million; 2012: £1,091 million).

101
Commentary on the consolidated statement of changes in equity

The consolidated statement of changes in equity shows the movements in equity shareholders’ funds and non-controlling interests. Equity shareholders’ funds decreased by £0.7 billion as the profits on the sale of our investment in Verizon Wireless (‘VZW’) and from the recognition of a large deferred tax asset were offset by the return of value to shareholders, regular ordinary dividends and goodwill impairment charges.

The major movements in the year are described below:

Redemption and cancellation of shares

We cancelled 1 billion ordinary shares that had been repurchased by the Company and held as treasury shares.

Purchase of own shares

We initiated a £1.5 billion share buyback programme following the receipt of a US$3.8 billion (£2.4 billion) income dividend from VZW in December 2012. Under this programme, which was completed in June 2013, the Group placed irrevocable purchase instructions with a third party in the prior year to enable shares to be repurchased on our behalf when we may otherwise have been prohibited from buying in the market. This led to a total of 552,050 purchased shares being settled in the current year at an average price per share, including transaction costs, of 189 pence.

The movement in treasury shares during the year is shown below:

	Number Million	£m
1 April 2013	4,902	9,029
Reissue of shares	(104)	(194)
Receipt of shares re-purchased in prior year	552	–
Cancellation of shares	(1,000)	(1,648)
Share consolidation	(1,978)	–
31 March 2014	2,372	7,187

The reissue of shares in the year was to satisfy obligations under employee share schemes.

Issue of B and C shares

On 2 September 2013 Vodafone announced that it had reached agreement to dispose of its US Group whose principal asset was its 45% interest in Verizon Wireless for a total consideration of US$130 billion (£79 billion).

Following completion on 21 February 2014, Vodafone shareholders received all of the Verizon shares and US$23.9 billion (£14.3 billion) of cash (the ‘Return of Value’) totalling US$85.2 billion (£51.0 billion).

The Return of Value was carried out through a B share and C share scheme. Eligible shareholders were able to elect between receiving one B share or one C share for each ordinary share that they held.

The B shares were cancelled by Vodafone in return for cash and Verizon shares with a value no greater than the aggregate nominal value of the B shares.

Holders of the C shares received a special dividend on their C shares, consisting of cash and Verizon shares with an aggregate value, for each C share, equal to the aggregate value of cash payable and Verizon shares receivable on the cancellation of each B share. The special B share distribution and C share dividend of £35.5 billion is included within the £40.6 billion of dividends described paid to equity shareholders in the year.

Transactions with non-controlling stakeholders in subsidiaries

During the year we acquired further non-controlling interests in Vodafone India Limited and commenced the legal process of acquiring the remaining shares in Kabel Deutschland.

Comprehensive income

The Group generated £56.7 billion of total comprehensive income in the year, primarily a result of the profit for the year attributable to equity shareholders of £59.3 billion. Total comprehensive income increased by £56.0 billion compared to the previous year; the primary reason underlying the increase being the profit realised on the disposal of our investment in VZW of £45.0 billion and the profit arising from the recognition of significant deferred tax assets of £19.3 billion in relation to losses incurred in Germany and Luxembourg (further details are provided in note 6 “Taxation” to the consolidated financial statements).

Dividends

Dividends of £40.6 billion include the special £35.5 billion B share distribution and C share dividends distributed as part of the Return of Value to shareholders and £5.1 billion of equity dividends.

We provide returns to shareholders through equity dividends and historically have generally paid dividends in February and August in each year. The directors expect that we will continue to pay dividends semi-annually.

The £5.1 billion equity dividend in the current year comprises £3.4 billion in relation to the final dividend for the year ended 31 March 2013 and £1.7 billion for the interim dividend for the year ended 31 March 2014. This has increased from total dividends of £4.8 billion in the prior year, with increases in the dividend per share more than offsetting reductions in the number of shares in issue.

The interim dividend of 3.53 pence per share announced by the directors in November 2013 represented an 8% increase over last year’s interim dividend. The directors are proposing a final dividend of 7.47 pence per share. Total dividends for the year, excluding the Return of Value in relation to the VZW disposal increased by 8% to 11.00 pence per share.

The financial commentary on this page is unaudited.

102	Vodafone Group Plc Annual Report on Form 20-F 2014
Consolidated statement of cash flows for the years ended 31 March

	Note	2014 £m	Restated[1] 2013 £m	Restated[1] 2012 £m
Net cash flow from operating activities	19	6,227	8,824	10,297

Cash flows from investing activities
Purchase of interests in subsidiaries, net of cash acquired	28	(4,279)	(1,432)	(149)
Other investing activities in relation to purchase of subsidiaries		–	–	310
Purchase of interests in associates and joint ventures		(11)	(6)	(5)
Purchase of intangible assets		(2,327)	(3,758)	(1,876)
Purchase of property, plant and equipment		(4,396)	(3,958)	(4,071)
Purchase of investments		(214)	(4,249)	(417)
Disposal of interests in subsidiaries, net of cash disposed		–	27	784
Disposal of interests in associates and joint ventures		34,919	–	6,799
Disposal of property, plant and equipment		79	105	91
Disposal of investments		1,483	1,523	66
Dividends received from associates and joint ventures		4,897	5,539	4,916
Dividends received from investments		10	2	3
Interest received		582	461	336
Taxation on investing activities		–	–	(206)
Net cash flow from investing activities		30,743	(5,746)	6,581

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares		38	69	91
Net movement in short-term borrowings		(2,887)	1,581	1,517
Proceeds from issue of long-term borrowings		1,060	5,422	1,578
Repayment of borrowing		(9,788)	(1,720)	(3,424)
Purchase of treasury shares		(1,033)	(1,568)	(3,583)
B and C share payments		(14,291)	–	–
Equity dividends paid		(5,076)	(4,806)	(6,643)
Dividends paid to non-controlling shareholders in subsidiaries		(264)	(379)	(304)
Other transactions with non-controlling shareholders in subsidiaries		(111)	15	(2,605)
Other movements in loans with associates and joint ventures		–	168	(792)
Interest paid		(1,897)	(1,525)	(1,504)
Net cash flow from financing activities		(34,249)	(2,743)	(15,669)

Net cash flow		2,721	335	1,209

Cash and cash equivalents at beginning of the financial year	20	7,506	7,001	6,138
Exchange (loss)/gain on cash and cash equivalents		(115)	170	(346)
Cash and cash equivalents at end of the financial year	20	10,112	7,506	7,001

During the year ended 31 March 2014 there were a number of material non-cash investing and financing activities that arose in relation to both the disposal of our interest in Verizon Wireless, the acquisition of the remaining 23% of Vodafone Italy and the return of value to shareholders. Full details of these material non-cash transactions are included in note 28 to the consolidated financial statements.

Note:

1	Restated for the adoption of IFRS 11 and amendments to IAS 19. See note 1 “Basis of preparation” for further details.

103
Commentary on the consolidated statement of cash flows

The consolidated statement of cash flows shows the cash flows from operating, investing and financing activities for the year. Closing net debt has reduced to £13.7 billion from £25.4 billion. The reduction has primarily been achieved as the result of cash retained from the sale of our interest in Verizon Wireless after the return of value to shareholders.

Our liquidity and working capital may be affected by a material decrease in cash flow due to a number of factors as outlined in “Principal risk factors and uncertainties” on pages 196 to 200. We do not use non-consolidated special purpose entities as a source of liquidity or for other financing purposes.

Purchase of interests in subsidiaries, net of cash acquired

During the year we acquired Kabel Deutschland for net cash consideration of £4.3 billion. Further details on the assets and liabilities acquired are outlined in note 28 “Acquisitions and disposals”.

Purchase of intangible assets

Cash payments for the purchase of intangible assets comprise £1.4 billion for purchases of computer software and £0.9 billion for acquired spectrum.

Purchase of investments

The Group purchases short-term investments as part of its treasury strategy. See note 13 “Other investments”.

Disposal of interests in associates and joint ventures

During the year, we disposed of our US Group whose principal asset was its 45% interest in Verizon Wireless for consideration which included net cash proceeds of £34.9 billion. There were no significant disposals in the prior year.

Disposal of investments

In the prior year we received the remaining consideration of £1.5 billion from the disposal of our interests in SoftBank Mobile Corp.

Dividends received from joint ventures and associates

Dividends received from associates reduced by 11.6% to £4.9 billion. Dividends received primarily comprise tax dividends and income dividends from Verizon Wireless of £4.8 billion in both the current and prior financial years.

Movements in borrowings

Funds retained from the sale of our interest in Verizon Wireless, after the return of value to shareholders, has enabled us to reduce the overall amount of the Group’s borrowings.

Purchase of treasury shares

Cash payments of £1.0 billion relate to the completion of a £1.5 billion share buyback programme that commenced following the receipt of a US$3.8 billion (£2.4 billion) income dividend from VZW in December 2012. Further details are provided on page 101.

B and C share payments

B share payments formed part of the return of value to shareholders following the disposal of the Group’s interest in Verizon Wireless. Further details are provided on page 101.

Equity dividends paid

Equity dividends paid during the year increased by 5.6%. A special dividend was paid during the year to 31 March 2012 following the receipt of an income dividend from VZW. Further details on the Group’s dividends are provided on page 101.

Other transactions with non-controlling shareholders in subsidiaries

During the year we acquired the non-controlling interests in Vodafone India Limited and commenced the legal process of acquiring the remaining shares in Kabel Deutschland.

The financial commentary on this page is unaudited.

104	Vodafone Group Plc Annual Report on Form 20-F 2014
Notes to the consolidated financial statements

1. Basis of preparation

This section describes the critical accounting judgements that management has identified as having a potentially material impact on the Group’s consolidated financial statements and sets out our significant accounting policies that relate to the financial statements as a whole. Where an accounting policy is generally applicable to a specific note to the accounts, the policy is described within that note. We have also detailed below the new accounting pronouncements that we will adopt in future years and our current view of the impact they will have on our financial reporting.

The consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board and are also prepared in accordance with IFRS adopted by the European Union (‘EU’), the Companies Act 2006 and Article 4 of the EU IAS Regulations. The consolidated financial statements are prepared on a going concern basis.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. A discussion on the Group’s critical accounting judgements and key sources of estimation uncertainty is detailed below. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Amounts in the consolidated financial statements are stated in pounds sterling.

Vodafone Group Plc is registered in England and Wales (No. 1833679).

IFRS requires the directors to adopt accounting policies that are the most appropriate to the Group’s circumstances. In determining and applying accounting policies, directors and management are required to make judgements in respect of items where the choice of specific policy, accounting estimate or assumption to be followed could materially affect the Group’s reported financial position, results or cash flows; it may later be determined that a different choice may have been more appropriate.

Management has identified accounting estimates and assumptions relating to revenue, taxation, business combinations and goodwill, joint arrangements, finite lived intangible assets, property, plant and equipment, post employment benefits, provisions and contingent liabilities and impairment that it considers to be critical due to their impact on the Group’s financial statements. These critical accounting judgements, assumptions and related disclosures have been discussed with the Company’s Audit and Risk Committee (see page 62).

Critical accounting judgements and key sources of estimation uncertainty

Revenue recognition

Arrangements with multiple deliverables

In revenue arrangements where more than one good or service is provided to the customer, customer consideration is allocated between the goods and services using relative fair value principles. The fair values determined for deliverables may impact the timing of the recognition of revenue. Determining the fair value of each deliverable can require complex estimates. The Group generally determines the fair value of individual elements based on prices at which the deliverable is regularly sold on a standalone basis after considering volume discounts where appropriate.

Gross versus net presentation

When the Group sells goods or services as a principal, income and payments to suppliers are reported on a gross basis in revenue and operating costs. If the Group sells goods or services as an agent, revenue and payments to suppliers are recorded in revenue on a net basis, representing the margin earned.

Whether the Group is considered to be the principal or an agent in the transaction depends on analysis by management of both the legal form and substance of the agreement between the Group and its business partners; such judgements impact the amount of reported revenue and operating expenses but do not impact reported assets, liabilities or cash flows.

Taxation

The Group’s tax charge on ordinary activities is the sum of the total current and deferred tax charges. The calculation of the Group’s total tax charge involves estimation and judgement in respect of certain matters where the tax impact is uncertain until a conclusion is reached with the relevant tax authority or through a legal process. The final resolution of some of these items may give rise to material profits, losses and/or cash flows.

Resolving tax issues can take many years as it is not always within the control of the Group and often depends on the efficiency of legal processes in the relevant tax jurisdiction.

Recognition of deferred tax assets

The recognition of deferred tax assets is based upon whether it is more likely than not that there will be sufficient and suitable taxable profits in the relevant legal entity or tax group against which to utilise the assets in the future. Judgement is required when determining probable future taxable profits, which are estimated using the latest available profit forecasts. Prior to recording deferred tax assets for tax losses, relevant tax law is considered to determine the availability of the losses to offset against the future taxable profits.

Significant items on which the Group has exercised accounting estimation and judgement include the recognition of deferred tax assets in respect of losses in Luxembourg, Germany, India, and Turkey, capital allowances in the United Kingdom and the tax liability on the rationalisation and re-organisation of the Group prior to the disposal of our US group, whose principal asset was its 45% interest in Verizon Wireless (‘VZW’). See note 6 “Taxation” to the consolidated financial statements.

Business combinations and goodwill

When a business combination occurs, the fair values of the identifiable assets and liabilities assumed, including intangible assets, are recognised. The determination of the fair values of acquired assets and liabilities is based, to a considerable extent, on management’s judgement. If the purchase consideration exceeds the fair value of the net assets acquired then the difference is recognised as goodwill. If the purchase price consideration is lower than the fair value of the assets acquired then a gain is recognised in the income statement.

Allocation of the purchase price between finite lived assets (discussed below) and indefinite lived assets such as goodwill affects the results of the Group as finite lived intangible assets are amortised, whereas indefinite lived intangible assets, including goodwill, are not amortised.

On transition to IFRS the Group elected not to apply IFRS 3, “Business combinations”, retrospectively as the difficulty in applying these requirements to business combinations completed by the Group from incorporation through to 1 April 2004 exceeded any potential benefits. Goodwill arising before the date of transition to IFRS amounted to £78,753 million.

If the Group had elected to apply the accounting for business combinations retrospectively it may have led to an increase or decrease in goodwill, licences, customer bases, brands and related deferred tax liabilities recognised on acquisition.

Joint arrangements

The Group participates in a number of joint arrangements where control of the arrangement is shared with one or more other parties. A joint arrangement is classified as a joint operation or as a joint venture, depending on management’s assessment of the legal form and substance of the arrangement.

The classification can have a material impact on the consolidated financial statements. The Group’s share of assets, liabilities, revenue, expenses and cash flows of joint operations are included in the consolidated financial statements on a line-by-line basis, whereas the Group’s investment and share of results of joint ventures are shown within single line items in the consolidated statement of financial position and consolidated income statement respectively. See note 12 “Investments in associates and joint ventures” to the consolidated financial statements.

Finite lived intangible assets

Other intangible assets include amounts spent by the Group acquiring licences and spectrum, customer bases and brands and the costs of purchasing and developing computer software.

Where intangible assets are acquired through business combinations and no active market for the assets exists, the fair value of these assets is determined by discounting estimated future net cash flows generated by the asset. Estimates relating to the future cash flows and discount rates used may have a material effect on the reported amounts of finite lived intangible assets.

Estimation of useful life

The useful life over which intangible assets are amortised depends on management’s estimate of the period over which economic benefit will be derived from the asset. Reducing the useful life will increase the amortisation charge in the consolidated income statement. Useful lives are periodically reviewed to ensure that they remain appropriate. The basis for determining the useful life for the most significant categories of intangible assets is discussed below.

Licences and spectrum fees

The estimated useful life is generally the term of the licence unless there is a presumption of renewal at negligible cost; this is adjusted if necessary, for example taking into account the impact of any expected changes in technology.

Customer bases

The estimated useful life principally reflects management’s view of the average economic life of the customer base and is assessed by reference to customer churn rates. An increase in churn rates may lead to a reduction in the estimated useful life and an increase in the amortisation charge.

Capitalised software

For computer software, the useful life is based on management’s view, considering historical experience with similar products as well as anticipation of future events which may impact their life such as changes in technology. The useful life will not exceed the duration of a licence.

Property, plant and equipment

Property, plant and equipment represents 18.8% (2013: 12.7%) of the Group’s total assets; estimates and assumptions made may have a material impact on their carrying value and related depreciation charge. See note 11 “Property, plant and equipment” for further details.

Estimation of useful life

The depreciation charge for an asset is derived using estimates of its expected useful life and expected residual value, which are reviewed annually. Increasing an asset’s expected life or residual value would result in a reduced depreciation charge in the consolidated income statement.

Management determines the useful lives and residual values for assets when they are acquired, based on experience with similar assets and taking into account other relevant factors such as any expected changes in technology. The useful life of network infrastructure is assumed not to exceed the duration of related operating licences unless there is a reasonable expectation of renewal or an alternative future use for the asset.

Post employment benefits

Management judgement is exercised when determining the Group’s liabilities and expenses arising for defined benefit pension schemes. Management is required to make assumptions regarding future rates of inflation, salary increases, discount rates and longevity of members, each of which may have a material impact on the defined benefit obligations that are recorded. Sensitivity analysis is provided for these assumptions in note 26 “Post employment benefits” to the consolidated financial statements.

106	Vodafone Group Plc Annual Report on Form 20-F 2014
Notes to the consolidated financial statements (continued)

1. Basis of preparation (continued)

Provisions and contingent liabilities

The Group exercises judgement in measuring and recognising provisions and the exposures to contingent liabilities related to pending litigation or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities (see note 30 “Contingent liabilities” to the consolidated financial statements). Judgement is necessary to assess the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of any financial settlement. The inherent uncertainty of such matters means that actual losses may materially differ from estimates.

Impairment reviews

IFRS requires management to perform impairment tests annually for indefinite lived assets and, for finite lived assets, if events or changes in circumstances indicate that their carrying amounts may not be recoverable.

Impairment testing requires management to judge whether the carrying value of assets can be supported by the net present value of future cash flows that they generate. Calculating the net present value of the future cash flows requires assumptions to be made in respect of highly uncertain matters including management’s expectations of:

g	growth in adjusted EBITDA, calculated as adjusted operating profit before depreciation and amortisation;

g	timing and amount of future capital expenditure;

g	long-term growth rates; and

g	appropriate discount rates to reflect the risks involved.

Management prepares formal five year forecasts for the Group’s operations, which are used to estimate their value in use. In certain developing markets ten year forecasts are used if it is considered that the fifth year of a forecast is not indicative of expected long-term future performance as operations may not have reached maturity.

For operations where five year forecasts are used for the Group’s value in use calculations, a long-term growth rate into perpetuity has been determined as the lower of:

g	the nominal GDP growth rates for the country of operation; and

g	the long-term compound annual growth rate in adjusted EBITDA in years six to ten estimated by management.

For operations where ten year forecasts are used for the Group’s value in use calculations, a long-term growth rate into perpetuity has been determined as the lower of:

g	the nominal GDP growth rates for the country of operation; and

g	the compound annual growth rate in adjusted EBITDA in years nine to ten of the management plan.

Changing the assumptions selected by management, in particular the discount rate and growth rate assumptions used in the cash flow projections, could significantly affect the Group’s impairment evaluation and hence reported assets and profits or losses. Further details, including a sensitivity analysis is included in note 4 “Impairment losses” to the consolidated financial statements.

Significant accounting policies applied in the current reporting period that relate to the financial statements as a whole

Accounting convention

The consolidated financial statements are prepared on a historical cost basis except for certain financial and equity instruments that have been measured at fair value.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company, subsidiaries controlled by the Company (see note 32 “Principal subsidiaries”) and joint operations that are subject to joint control (see note 12 “Investments in associates and joint ventures”).

Foreign currencies

The consolidated financial statements are presented in sterling, which is the parent company’s functional currency and the presentation currency of the Group. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

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

Translation differences on non-monetary financial assets, such as investments in equity securities classified as available-for-sale, are reported as part of the fair value gain or loss and are included in equity.

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

The net foreign exchange loss recognised in the consolidated income statement for the year ended 31 March 2014 is £1,688 million (31 March 2013: £117 million loss; 2012: £703 million gain). The net losses and net gains are recorded within operating profit (2014: £16 million charge; 2013: £21 million charge; 2012: £33 million charge), other income and expense and non-operating income and expense (2014: £1,493 million charge; 2013: £1 million charge; 2012: £681 million credit), investment and financing income (2014: £180 million charge; 2013: £91 million charge; 2012: £55 million credit) and income tax expense (2014: £1 million credit; 2013: £4 million charge; 2012: £nil). The foreign exchange gains and losses included within other income and expense and non-operating income and expense arise on the disposal of interests in joint ventures, associates and investments from the recycling of foreign exchange gains previously recorded in the consolidated statement of comprehensive income.

New accounting pronouncements adopted

On 1 April 2013 the Group adopted new accounting policies where necessary to comply with amendments to IFRS. Accounting pronouncements considered by the Group as significant on adoption are:

g	Amendments to IAS 19, “Employee benefits”, which requires revised accounting and disclosures for defined benefit pension schemes, including a different measurement basis for asset returns, replacing the expected return on plan assets and interest cost currently recorded in the consolidated income statement with net interest. This results in a revised allocation of costs between the income statement and other comprehensive income. The amendments also include a revised definition of short- and long-term benefits to employees and revised criteria for the recognition of termination benefits. The consolidated financial statements have been restated on the adoption of the amendments to IAS 19 (2013: reduced profit for the year by £16 million, 2012: £9 million).

g	Changes to the standards governing the accounting for subsidiaries, joint arrangements and associates, including the introduction of IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements” and IFRS 12, “Disclosure of Interests in Other Entities” and amendments to IAS 28, “Investments in Associates and Joint Ventures”. IFRS 11 generally requires interests in jointly controlled entities to be recorded using the equity method, which is consistent with the accounting treatment applied to investments in associates. Under IFRS 11, the Group’s principal joint arrangements, excluding Cornerstone Telecommunications Infrastructure Limited (see note 12 “Investments in associates and joint ventures”, are incorporated into the consolidated financial statements using the equity method of accounting rather than proportionate consolidation. The consolidated financial statements have been restated on the adoption of IFRS 11; the other changes to the standards governing the accounting for subsidiaries, joint arrangements and associates do not have a material impact on the Group. Adoption on 1 April 2013 is considered to be early adoption for the purposes of complying with IFRS as endorsed by the European Union.

In addition, during the year the Group has early-adopted amendments to IAS 36, “Impairment of Assets”, relating to recoverable amounts disclosures, which corrects a previous amendment.

Other IFRS changes adopted on 1 April 2013, including the adoption of IFRS 13, “Fair Value Measurement”, have no material impact on the consolidated results, financial position or cash flows of the Group.

The previously reported comparative periods have been restated in the consolidated financial statements for the amendments to IAS 19 and IFRS 11. The impact on key financial information is detailed in the following tables; the impact on earnings per share is immaterial.

				2013				2012
	As reported £m	Adjustments £m	Discontinued operations[1] £m	Restated £m	As reported £m	Adjustments £m	Discontinued operations[1] £m	Restated £m
Consolidated income statement and statement of comprehensive income
Revenue	44,445	(6,404)	–	38,041	46,417	(7,596)	–	38,821
Gross profit	13,940	(2,466)	–	11,474	14,871	(3,251)	–	11,620
Share of results of equity accounted associates and joint ventures	6,477	520	(6,422)	575	4,963	1,033	(4,867)	1,129
Operating profit/(loss)	4,728	(508)	(6,422)	(2,202)	11,187	(702)	(4,867)	5,618
Profit/(loss) before tax	3,255	(372)	(6,366)	(3,483)	9,549	(561)	(4,844)	4,144
Profit/(loss) for the financial year from continuing operations	673	(16)	(4,616)	(3,959)	7,003	(9)	(3,555)	3,439
Profit for the financial year from discontinued operations	–	–	4,616	4,616	–	–	3,555	3,555
Other comprehensive income/(expense)	76	16	–	92	(4,653)	9	–	(4,644)
Total comprehensive income	749	–	–	749	2,350	–	–	2,350

Note:

1	Adjustments to disclose discontinued operations as a result of the disposal of the US Group, whose principal asset was its 45% interest in Verizon Wireless. See note 7 “Discontinued operations” for further details.

108	Vodafone Group Plc Annual Report on Form 20-F 2014
Notes to the consolidated financial statements (continued)

1. Basis of preparation (continued)

			2013			2012
	As reported £m	Adjustments £m	Restated £m	As reported £m	Adjustments £m	Restated £m
Consolidated statement of financial position
Non-current assets	119,411	(2,736)	116,675	119,551	(3,132)	116,419
Current assets	23,287	(1,638)	21,649	20,025	(994)	19,031
Total assets	142,698	(4,374)	138,324	139,576	(4,126)	135,450
Total equity	72,488	–	72,488	78,202	–	78,202
Non-current liabilities	38,986	(1,519)	37,467	37,349	(1,724)	35,625
Current liabilities	31,224	(2,855)	28,369	24,025	(2,402)	21,623
Total equity and liabilities	142,698	(4,374)	138,324	139,576	(4,126)	135,450
Consolidated statement of cash flows
Net cash flow from operating activities	10,694	(1,870)	8,824	12,755	(2,458)	10,297
Net cash flow from investing activities	(7,398)	1,652	(5,746)	3,843	2,738	6,581
Net cash flow from financing activities	(2,956)	213	(2,743)	(15,369)	(300)	(15,669)
Net cash flow	340	(5)	335	1,229	(20)	1,209

New accounting pronouncements to be adopted on 1 April 2014

The following pronouncements which are potentially relevant to the Group have been issued by the IASB or the IFRIC, are effective for annual periods beginning on or after 1 January 2014 and have been endorsed for use in the EU unless otherwise stated:

g	Amendment to IAS 32, “Offsetting financial assets and financial liabilities”.

g	Amendments to IAS 39, “Novation of derivatives and continuation of hedge accounting”.

g	“Improvements to IFRS 2010 to 2012 cycle”, elements are effective variously from 1 July 2014 and for annual periods beginning on or after 1 July 2014. All the amendments will be adopted by the Group from 1 April 2014, except an amendment to IFRS 8, “Operating Segments”, which will be adopted on 1 April 2014. These amendments have not yet been endorsed by the EU.

g	IFRIC 21, “Levies”, which has not yet been endorsed by the EU.

For periods commencing on or after 1 April 2014, the Group’s financial reporting will be presented in accordance with the new standards above which are not expected to have a material impact on the consolidated results, financial position or cash flows of the Group.

New accounting pronouncements to be adopted on or after 1 April 2015

On 1 April 2015 the Group will adopt Amendments to IAS 19 “Defined Benefit Plans: Employee Contributions” and “Improvements to IFRS 2011–2013 Cycle”, which are both effective for annual periods beginning on or after 1 July 2014. “Accounting for Acquisitions of Interests in Joint Operations, Amendments to IFRS 11” and “Clarification of Acceptable Methods of Depreciation and Amortisation, Amendment to IAS 16 and IAS 38”, which are effective for accounting periods on or after 1 January 2016, will be adopted by the Group on 1 April 2016.

Phase I of IFRS 9 “Financial Instruments” was issued in November 2009 and has subsequently been updated and amended. The effective date of the standard is to be confirmed and has not yet been endorsed for use in the EU. The standard introduces changes to the classification and measurement of financial assets, removes the restriction on electing to measure certain financial liabilities at fair value through the income statement from initial recognition and requires changes to the presentation of gains and losses relating to fair value changes.

The Group is currently assessing the impact of the above new pronouncements on its results, financial position and cash flows. None of the new pronouncements discussed above have been endorsed for use in the EU.

2. Segmental analysis

The Group’s businesses are managed on a geographical basis. Selected financial data is presented on this basis below.

The Group’s operating segments are established on the basis of those components of the Group that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Group has a single group of related services and products being the supply of communications services and products. Revenue is attributed to a country or region based on the location of the Group company reporting the revenue. Transactions between operating segments are charged at arm’s length prices.

Segment information is provided on the basis of geographic areas, being the basis on which the Group manages its worldwide interests, with each country in which the Group operates treated as an operating segment. The aggregation of operating segments into the Europe and AMAP regions reflects, in the opinion of management, the similar economic characteristics within each of those regions as well the similar products and services offered and supplied, classes of customers and the regulatory environment. In the case of the Europe region this largely reflects membership of the European Union, whilst for the AMAP region this largely includes emerging and developing economies that are in the process of rapid growth and industrialisation.

This note contains information on a management basis which includes the results of the Group’s joint ventures, Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers, on a proportionate basis, including a five month contribution from Verizon Wireless. The statutory basis includes the results of these joint ventures, using the equity accounting basis rather than on a proportionate consolidation basis, and includes a five month contribution from Verizon Wireless which is treated as discontinued operations.

Certain financial information is provided separately within the Europe region for Germany, Italy, the UK and Spain and within the AMAP region for India and Vodacom, as these operating segments are individually material for the Group.

During the year ended 31 March 2014 the Group changed its organisational structure, merging its Northern and Central Europe and Southern Europe regions into one Europe region and moved its Turkish operating company into the AMAP region given its emerging market characteristics. The tables below present segmental information on the revised basis with prior years restated accordingly.

Accounting policies

Revenue

Revenue is recognised to the extent the Group has delivered goods or rendered services under an agreement, the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Group. Revenue is measured at the fair value of the consideration receivable, exclusive of sales taxes and discounts.

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

For intermediaries who do not purchase products and services from the Group, such cash incentives are accounted for as an expense. Such cash incentives to other intermediaries are also accounted for as an expense if:

g	the Group receives an identifiable benefit in exchange for the cash incentive that is separable from sales transactions to that intermediary; and

g	the Group can reliably estimate the fair value of that benefit.

Cash incentives that do not meet these criteria are recognised as a reduction of the related revenue.

110	Vodafone Group Plc Annual Report on Form 20-F 2014
Notes to the consolidated financial statements (continued)

2. Segmental analysis (continued)

Segmental revenue

	Management basis[1]							Statutory basis[1]
	Segment	Intra-region	Regional	Inter-region	Group	Presentation	Discontinued
	revenue	revenue	revenue	revenue	Revenue	adjustments[2]	operations[2]	Revenue
	£m	£m	£m	£m	£m	£m	£m	£m
31 March 2014
Germany	8,272	(9)	8,263	(11)	8,252	–	–	8,252
Italy	4,312	(8)	4,304	(1)	4,303	(3,782)	–	521
UK	6,427	(10)	6,417	(3)	6,414	(131)	–	6,283
Spain	3,518	(17)	3,501	(2)	3,499	3	–	3,502
Other Europe	5,525	(13)	5,512	(4)	5,508	136	–	5,644
Europe	28,054	(57)	27,997	(21)	27,976	(3,774)	–	24,202
India	4,394	–	4,394	(3)	4,391	(449)	–	3,942
Vodacom	4,718	–	4,718	–	4,718	–	–	4,718
Other AMAP	5,860	(1)	5,859	(12)	5,847	(1,047)	–	4,800
AMAP	14,972	(1)	14,971	(15)	14,956	(1,496)	–	13,460
Non-Controlled Interests and Common Functions	686	–	686	(2)	684	–	–	684
Group	43,712	(58)	43,654	(38)	43,616	(5,270)	–	38,346
Discontinued operations
Verizon Wireless[3]	9,955

31 March 2013 restated
Germany	7,857	(27)	7,830	(6)	7,824	2	–	7,826
Italy	4,755	(21)	4,734	(1)	4,733	(4,733)	–	–
UK	5,150	(30)	5,120	(4)	5,116	(23)	–	5,093
Spain	3,904	(40)	3,864	(2)	3,862	5	–	3,867
Other Europe	7,115	(61)	7,054	(6)	7,048	32	–	7,080
Europe	28,781	(179)	28,602	(19)	28,583	(4,717)	–	23,866
India	4,324	–	4,324	(4)	4,320	(417)	–	3,903
Vodacom	5,206	–	5,206	–	5,206	–	–	5,206
Other AMAP	5,884	(1)	5,883	(28)	5,855	(1,270)	–	4,585
AMAP	15,414	(1)	15,413	(32)	15,381	(1,687)	–	13,694
Non-Controlled Interests and Common Functions	481	–	481	–	481	–	–	481
Group	44,676	(180)	44,496	(51)	44,445	(6,404)	–	38,041
Discontinued operations
Verizon Wireless[3]	21,972

31 March 2012 restated
Germany	8,233	(43)	8,190	(2)	8,188	5	–	8,193
Italy	5,658	(27)	5,631	(2)	5,629	(5,629)	–	–
UK	5,397	(36)	5,361	(7)	5,354	5	–	5,359
Spain	4,763	(52)	4,711	(4)	4,707	7	–	4,714
Other Europe	6,469	(40)	6,429	(5)	6,424	8	–	6,432
Europe	30,520	(198)	30,322	(20)	30,302	(5,604)	–	24,698
India	4,265	–	4,265	(6)	4,259	(295)	–	3,964
Vodacom	5,638	–	5,638	(8)	5,630	1	–	5,631
Other AMAP	5,669	(1)	5,668	(54)	5,614	(1,456)	–	4,158
AMAP	15,572	(1)	15,571	(68)	15,503	(1,750)	–	13,753
Non-Controlled Interests and Common Functions	614	–	614	(2)	612	(242)	–	370
Group	46,706	(199)	46,507	(90)	46,417	(7,596)	–	38,821
Discontinued operations
Verizon Wireless[3]	20,187

Notes:

1	Management basis includes the results of the Group’s joint ventures, Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers, on a proportionate basis. The statutory basis includes the results of these joint ventures, using the equity accounting basis rather than on a proportionate consolidation basis.
2	Presentation adjustments relate to the restatement of the Group’s joint ventures from a proportionate consolidation basis to an equity accounted basis. Discontinued items relate to the results of Verizon Wireless.
3	Values shown for Verizon Wireless, which was an associate, are not included in the calculation of Group revenue.

Segmental profit

The reconciliation of management basis adjusted EBITDA to statutory adjusted operating profit is shown below.

	Management basis[1]					Statutory basis	[1]
	Adjusted EBITDA £m [2]	Depreciation, amortisation and loss on disposal of fixed assets £m	Share of results in associates and joint ventures £m	Presentation adjustments £m [4]	Discontinued operations £m [4]	Adjusted operating profit £m
31 March 2014
Germany	2,698
Italy	1,536
UK	1,418
Spain	787
Other Europe	1,736
Europe	8,175
India	1,397
Vodacom	1,716
Other AMAP	1,567
AMAP	4,680
Non-Controlled Interests and Common Functions	(24)
Group	12,831	(8,181)	3,224	(395)	(3,169)	4,310
Discontinued operations
Verizon Wireless[3]	4,274

31 March 2013 restated
Germany	2,831
Italy	1,917
UK	1,210
Spain	1,021
Other Europe	2,120
Europe	9,099
India	1,240
Vodacom	1,891
Other AMAP	1,401
AMAP	4,532
Non-Controlled Interests and Common Functions	(65)
Group	13,566	(7,543)	6,554	(487)	(6,500)	5,590
Discontinued operations
Verizon Wireless[3]	8,831

31 March 2012 restated
Germany	3,034
Italy	2,521
UK	1,294
Spain	1,210
Other Europe	2,160
Europe	10,219
India	1,122
Vodacom	1,933
Other AMAP	1,338
AMAP	4,393
Non-Controlled Interests and Common Functions	(6)
Group	14,606	(7,625)	5,049	(690)	(4,953)	6,387
Discontinued operations
Verizon Wireless[3]	7,689

Notes:

1	Management basis includes the results of the Group’s joint ventures, Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers, on a proportionate basis, including a five month contribution from Verizon Wireless. The statutory basis includes the results of these joint ventures, using the equity accounting basis rather than on a proportionate consolidation basis, and includes a five month contribution from Verizon Wireless which is treated as discontinued operations.
2	The Group’s measure of segment profit, adjusted EBITDA, excludes depreciation, amortisation and loss on disposal of fixed assets and the Group’s share of results in associates and joint ventures. Adjusted EBITDA and adjusted operating profit have been restated to exclude restructuring costs.
3	Discontinued operations comprise our US Group whose principal asset was a 45% interest in Verizon Wireless. We sold our US Group on 21 February 2014. Refer to note 7 “Discontinued operations” for further details.
4	Presentation adjustments relate to the restatement of the Group’s joint ventures from a proportionate consolidation basis to an equity accounted basis. Discontinued items relate to the results of Verizon Wireless.

112	Vodafone Group Plc Annual Report on Form 20-F 2014
Notes to the consolidated financial statements (continued)

2. Segmental analysis (continued)

A reconciliation of adjusted operating profit to operating (loss)/profit is shown below. For a reconciliation of operating (loss)/profit to profit for the financial year, see the consolidated income statement on page 96.

					2014 £m	Restated 2013 £m	Restated 2012 £m
Adjusted operating profit					4,310	5,590	6,387
Impairment loss					(6,600)	(7,700)	(4,050)
Restructuring costs					(355)	(311)	(144)
Amortisation of acquired customer base and brand intangible assets					(551)	(249)	(280)
Other income and expense					(717)	468	3,705
Operating (loss)/profit					(3,913)	(2,202)	5,618

Segmental assets
	Non-current assets £m	[1]	Capital expenditure £m	[2]	Other expenditure on intangible assets £m	Depreciation and amortisation £m	Impairment loss £m
31 March 2014
Germany	22,780		1,312		3	2,036	4,900
Italy	7,984		180		–	164	–
UK	8,031		932		–	1,290	–
Spain	3,653		511		–	587	800
Other Europe	8,736		800		273	1,047	900
Europe	51,184		3,735		276	5,124	6,600
India	7,824		633		1,938	828	–
Vodacom	4,560		663		3	593	–
Other AMAP	4,850		711		11	932	–
AMAP	17,234		2,007		1,952	2,353	–
Non-Controlled Interests and Common Functions	1,121		571		–	83	–
Group	69,539		6,313		2,228	7,560	6,600

31 March 2013 restated
Germany	19,109		1,073		2	1,423	–
Italy	–		–		–	–	4,500
UK	8,365		601		863	888	–
Spain	4,599		377		–	590	3,200
Other Europe	9,786		993		1,335	1,291	–
Europe	41,859		3,044		2,200	4,192	7,700
India	7,388		462		130	914	–
Vodacom	5,668		703		10	696	–
Other AMAP	5,826		678		90	894	–
AMAP	18,882		1,843		230	2,504	–
Non-Controlled Interests and Common Functions	982		405		–	(35)	–
Group	61,723		5,292		2,430	6,661	7,700

31 March 2012 restated
Germany	19,151		880		4	1,469	–
Italy	–		–		–	–	2,450
UK	6,430		575		–	880	–
Spain	8,069		429		71	626	900
Other Europe	8,543		823		313	1,122	700
Europe	42,193		2,707		388	4,097	4,050
India	7,847		710		–	967	–
Vodacom	6,469		723		–	840	–
Other AMAP	5,362		709		–	782	–
AMAP	19,678		2,142		–	2,589	–
Non-Controlled Interests and Common Functions	715		395		–	35	–
Group	62,586		5,244		388	6,721	4,050

Notes:

1	Comprises goodwill, other intangible assets and property, plant and equipment.
2	Includes additions to property, plant and equipment and computer software, reported within intangibles. Excludes licences and spectrum additions.

3. Operating (loss)/profit

Detailed below are the key amounts recognised in arriving at our operating (loss)/profit.

	2014 £m	Restated 2013 £m	Restated 2012 £m
Net foreign exchange losses	16	21	33
Depreciation of property, plant and equipment (note 11):
Owned assets	3,990	3,600	3,583
Leased assets	48	37	74
Amortisation of intangible assets (note 10)	3,522	3,024	3,064
Impairment of goodwill in subsidiaries, associates and joint arrangements (note 4)	6,600	7,700	3,848
Impairment of licences and spectrum (note 4)	–	–	121
Impairment of property, plant and equipment (note 4)	–	–	81
Negative goodwill (note 28)	–	(473)	–
Research and development expenditure	214	307	304
Staff costs (note 25)	3,875	3,620	3,352
Operating lease rentals payable:
Plant and machinery	651	506	500
Other assets including fixed line rentals	1,502	1,297	1,255
Loss on disposal of property, plant and equipment	85	77	51
Own costs capitalised attributable to the construction or acquisition of property, plant and equipment	(455)	(356)	(312)

The total remuneration of the Group’s auditor, Deloitte LLP and other member firms of Deloitte Touche Tohmatsu Limited for services provided to the Group is analysed below:
	2014 £m	2013 £m	2012 £m
Parent company	1	1	1
Subsidiaries	8	7	6
Audit fees:	9	8	7

Audit-related assurance services[1]	1	1	1
Other assurance services[2]	3	–	–
Taxation advisory services[3]	–	–	–
Other non-audit services[3]	–	–	1
Non-audit fees:	4	1	2

Total fees	13	9	9

Notes:

1	Relates to fees for statutory and regulatory filings.
2	Primarily arising from regulatory filings and shareholder documentation requirements in respect of the disposal of Verizon Wireless and the acquisition of the outstanding minority stake in Vodafone Italy.
3	Deloitte LLP and other member firms of Deloitte Touche Tohmatsu Limited were engaged during the year to provide a number of taxation advisory and other non-audit services. In aggregate, fees for these services amounted to £0.3 million

Deloitte LLP and other member firms of Deloitte Touche Tohmatsu Limited have also received fees in each of the last three years in respect of audits of charitable foundations associated to the Group.

A description of the work performed by the Audit and Risk Committee in order to safeguard auditor independence when non-audit services are provided is set out in “Corporate governance” on page 64.

114	Vodafone Group Plc Annual Report on Form 20-F 2014
Notes to the consolidated financial statements (continued)

4. Impairment losses

Impairment occurs when the carrying value of assets is greater than the present value of the net cash flows they are expected to generate. We review the carrying value of assets for each country in which we operate at least annually. For further details on our impairment review process see “Critical accounting judgements” in note 1 “Basis of preparation” to the consolidated financial statements.

Accounting policies

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

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount and an impairment loss is recognised immediately in the income statement.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years and an impairment loss reversal is recognised immediately in the income statement.

Impairment losses

Following our annual impairment review, the net impairment losses recognised in the consolidated income statement within operating profit, in respect of goodwill, licences and spectrum fees, and property, plant and equipment are stated below. The impairment losses were based on value in use calculations.

Cash generating unit	Reportable segment	2014 £m	2013 £m	2012 £m
Germany	Germany	4,900	–	–
Italy	Italy	–	4,500	2,450
Spain	Spain	800	3,200	900
Portugal	Other Europe	500	–	250
Czech Republic	Other Europe	200	–	–
Romania	Other Europe	200	–	–
Greece	Other Europe	–	–	450
		6,600	7,700	4,050

Goodwill

The remaining carrying value of goodwill at 31 March was as follows:

	2014 £m	Restated 2013 £m
Germany	10,306	11,703
Italy	3,017	–
Spain	1,662	2,515
	14,985	14,218
Other	8,330	10,172
	23,315	24,390

Key assumptions used in the value in use calculations

The key assumptions used in determining the value in use are:

Assumption	How determined
Budgeted, adjusted EBITDA	Budgeted, adjusted EBITDA has been based on past experience adjusted for the following:

g	voice and messaging revenue is expected to benefit from increased usage from new customers, especially in emerging markets, the introduction of new services and traffic moving from fixed networks to mobile networks, though these factors will be offset by increased competitor activity, which may result in price declines, and the trend of falling termination and other regulated rates;

g	non-messaging data revenue is expected to continue to grow as the penetration of 3G (plus 4G where available) enabled devices and smartphones rise along with higher data bundle attachment rates, and new products and services are introduced; and

g	margins are expected to be impacted by negative factors such as the cost of acquiring and retaining customers in increasingly competitive markets and the expectation of further termination rate cuts by regulators and by positive factors such as the efficiencies expected from the implementation of Group initiatives.

Budgeted capital expenditure	The cash flow forecasts for capital expenditure are based on past experience and include the ongoing capital expenditure required to roll out networks in emerging markets, to provide enhanced voice and data products and services and to meet the population coverage requirements of certain of the Group’s licences. Capital expenditure includes cash outflows for the purchase of property, plant and equipment and computer software.
Long-term growth rate	For businesses where the five year management plans are used for the Group’s value in use calculations, a long-term growth rate into perpetuity has been determined as the lower of:

g	the nominal GDP rates for the country of operation; and

g	the long-term compound annual growth rate in adjusted EBITDA in years six to ten estimated by management.

Pre-tax risk adjusted discount rate	The discount rate applied to the cash flows of each of the Group’s operations is generally based on the risk free rate for ten year bonds issued by the government in the respective market. Where government bond rates contain a material component of credit risk, high quality local corporate bond rates may be used.

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

Year ended 31 March 2014

During the year ended 31 March 2014 impairment charges of £4,900 million, £800 million, £500 million, £200 million and £200 million were recorded in respect of the Group’s investments in Germany, Spain, Portugal, Czech Republic and Romania respectively. The impairment charges relate solely to goodwill. The recoverable amount of Germany, Spain, Portugal, Czech Republic and Romania were £23.0 billion, £3.3 billion, £1.3 billion, £0.6 billion and £1.2 billion respectively.

The impairment charges are driven by lower projected cash flows within the business plans resulting in our reassessment of expected future business performance in the light of current trading and economic conditions.

The table below shows the key assumptions used in the value in use calculations.

					Assumptions used in value in use calculation
	Germany	Italy	Spain	Portugal	Czech Republic	Romania	Greece
	%	%	%	%	%	%	%
Pre-tax risk adjusted discount rate	7.7	10.5	9.9	11.1	8.0	11.0	24.3
Long-term growth rate	0.5	1.0	1.9	1.5	0.8	1.0	1.0
Budgeted, adjusted EBITDA[1]	2.8	(2.2)	(0.7)	(0.8)	(0.6)	1.7	4.7
Budgeted capital expenditure[2]	12.5–21.7	11.1–25.5	9.0–23.5	11.0–28.3	15.9–21.2	10.5–17.3	7.6–12.2

Notes:

1	Budgeted, adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.
2	Budgeted capital expenditure is expressed as the range of capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

116	Vodafone Group Plc Annual Report on Form 20-F 2014
Notes to the consolidated financial statements (continued)

4. Impairment losses (continued)

Sensitivity analysis

Other than as disclosed below, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of any cash-generating unit to exceed its recoverable amount.

The estimated recoverable amounts of the Group’s operations in Germany, Italy, Spain, Portugal, Czech Republic, Romania and Greece are equal to, or not materially greater than, their carrying values; consequently, any adverse change in key assumptions would, in isolation, cause a further impairment loss to be recognised.

The changes in the following table to assumptions used in the impairment review would, in isolation, lead to an (increase)/decrease to the aggregate impairment loss recognised in the year ended 31 March 2014.

	Germany		Spain		Portugal
	Increase by 2pps £bn	Decrease by 2pps £bn	Increase by 2pps £bn	Decrease by 2pps £bn	Increase by 2pps £bn	Decrease by 2pps £bn
Pre-tax risk adjusted discount rate	(7.1)	4.9	(0.9)	0.8	(0.3)	0.4
Long-term growth rate	4.9	(5.2)	0.8	(0.8)	0.4	(0.2)
Budgeted, adjusted EBITDA[1]	0.8	(0.8)	0.2	(0.2)	0.1	(0.1)
Budgeted capital expenditure[2]	(2.4)	2.4	(0.8)	0.8	(0.2)	0.2

			Czech Republic		Romania
			Increase by 2pps £bn	Decrease by 2pps £bn	Increase by 2pps £bn	Decrease by 2pps £bn
Pre-tax risk adjusted discount rate			(0.2)	0.2	(0.2)	0.2
Long-term growth rate			0.2	(0.2)	0.2	(0.2)
Budgeted, adjusted EBITDA[1]			–	–	0.1	(0.1)
Budgeted capital expenditure[2]			–	–	–	–

Notes:

1	Budgeted, adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.
2	Budgeted capital expenditure is expressed as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

Year ended 31 March 2013

During the year ended 31 March 2013 impairment charges of £4,500 million and £3,200 million were recorded in respect of the Group’s investments in Italy and Spain respectively. The impairment charges relate solely to goodwill. The recoverable amounts of Italy and Spain were £8.9 billion and £4.2 billion respectively. The impairment charges were driven by a combination of lower projected cash flows within business plans, resulting from our reassessment of expected future business performance in light of current trading and economic conditions and adverse movements in discount rates driven by the credit rating and yields on ten year government bonds.

The table below shows the key assumptions used in the value in use calculations.

	Assumptions used in value in use calculation
	Italy	Spain	Germany	Greece	Portugal	Romania
	%	%	%	%	%	%
Pre-tax risk adjusted discount rate	11.3	12.2	9.6	23.9	11.2	11.2
Long-term growth rate	0.5	1.9	1.4	1.0	0.4	3.0
Budgeted, adjusted EBITDA[1]	(0.2)	1.7	2.5	0.4	(1.5)	0.8
Budgeted capital expenditure[2]	9.9–15.2	11.2–15.2	11.3–12.6	7.8–11.0	10.0–18.9	10.1–15.5

Notes:

1	Budgeted, adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.
2	Budgeted capital expenditure is expressed as the range of capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

The pre-tax adjusted discount rate used for Czech Republic was 5.6%.

Sensitivity analysis

Other than as disclosed below, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of any cash-generating unit to exceed its recoverable amount.

The estimated recoverable amounts of the Group’s operations in Italy, Spain, Portugal and Greece are equal to, or not materially greater than, their carrying values; consequently, any adverse change in key assumptions would, in isolation, cause a further impairment loss to be recognised. The estimated recoverable amounts of the Group’s operations in Germany and Romania exceeded their carrying values by approximately £1,034 million and £184 million respectively.

	Change required for carrying value to equal the recoverable amount
	Germany pps	Romania pps
Pre-tax risk adjusted discount rate	0.4	1.0
Long-term growth rate	(0.5)	(1.2)
Budgeted, adjusted EBITDA[1]	(0.7)	(1.7)
Budgeted capital expenditure[2]	1.1	2.8

Notes:

1	Budgeted, adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.
2	Budgeted capital expenditure is expressed as the range of capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

The changes in the following table to assumptions used in the impairment review would, in isolation, lead to an (increase)/decrease to the aggregate impairment loss recognised in the year ended 31 March 2013:

	Italy		Spain		Portugal
	Increase by 2pps £bn	Decrease by 2pps £bn	Increase by 2pps £bn	Decrease by 2pps £bn	Increase by 2pps £bn	Decrease by 2pps £bn
Pre-tax risk adjusted discount rate	(1.4)	1.8	(0.7)	–	(0.3)	–
Long-term growth rate	1.8	(1.3)	–	(0.7)	–	(0.3)
Budgeted, adjusted EBITDA[1]	0.5	(0.5)	–	(0.1)	–	(0.1)
Budgeted capital expenditure[2]	(0.9)	0.9	(0.6)	–	(0.2)	–

Notes:

1	Budgeted, adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.
2	Budgeted capital expenditure is expressed as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

Year ended 31 March 2012

During the year ended 31 March 2012 impairment charges of £2,450 million, £900 million, £450 million and £250 million were recorded in respect of the Group’s investments in Italy, Spain, Greece and Portugal, respectively. Of the total charge, £3,848 million related to goodwill, and £202 million was allocated in Greece to licence intangible assets (£121 million) and property, plant and equipment (£81 million). The recoverable amounts of Italy, Spain, Greece and Portugal were £13.5 billion, £7.4 billion, £0.4 billion and £1.8 billion respectively.

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

The table below shows the key assumptions used in the value in use calculations.

	Assumptions used in value in use calculation
	Germany %	Italy %	Spain %	Greece %	Portugal %	India %	Romania %
Pre-tax risk adjusted discount rate	8.5	12.1	10.6	22.8	16.9	15.1	11.5
Long-term growth rate	1.5	1.2	1.6	1.0	2.3	6.8	3.0
Budgeted, adjusted EBITDA[1]	2.3	(1.2)	3.9	(6.1)	0.2	15.0	0.8
Budgeted capital expenditure[2]	8.5–11.8	10.1–12.3	10.3–11.7	9.3–12.7	12.5–14.0	11.4–14.4	12.0–14.3

Notes:

1	Budgeted, adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.
2	Budgeted capital expenditure is expressed as the range of capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

118	Vodafone Group Plc Annual Report on Form 20-F 2014
Notes to the consolidated financial statements (continued)

5. Investment income and financing costs

Investment income comprises interest received from short-term investments, bank deposits, government bonds and gains from foreign exchange contracts which are used to hedge net debt. Financing costs mainly arise from interest due on bonds and commercial paper issued, bank loans and the results of hedging transactions used to manage foreign exchange and interest rate movements.

	2014 £m	Restated 2013 £m	Restated 2012 £m
Investment income:
Available-for-sale investments:
Dividends received	10	2	2
Loans and receivables at amortised cost	184	124	168
Fair value through the income statement (held for trading):
Derivatives – foreign exchange contracts	82	115	121
Other[1]	70	64	165
	346	305	456
Financing costs:
Items in hedge relationships:
Other loans	265	228	210
Interest rate swaps	(196)	(184)	(178)
Fair value hedging instrument	386	(81)	(539)
Fair value of hedged item	(363)	112	511
Other financial liabilities held at amortised cost:
Bank loans and overdrafts[2]	557	584	628
Other loans[3]	770	736	785
Interest credit on settlement of tax issues[4]	(15)	(91)	23
Equity put rights and similar arrangements[5]	143	136	81
Fair value through the income statement (held for trading):
Derivatives – forward starting swaps and futures	1	105	244
Other[1]	6	51	3
	1,554	1,596	1,768
Net financing costs	1,208	1,291	1,312

Notes:

1	Amounts for 2014 include net foreign exchange gains of £21 million (2013 £91 million loss; 2012 £55 million gain) arising from net foreign exchange movements on certain intercompany balances. Amounts for 2012 include foreign exchange gains arising on investments held following the disposal of Vodafone Japan to SoftBank Corp.
2	The Group capitalised £3 million of interest expense in the year (2013: £8 million; 2012: £25 million). The interest rate used to determine the amount of borrowing costs eligible for capitalisation was 5.4%.
3	Amounts for 2014 include foreign exchange losses of £201 million.
4	Amounts for 2014 and 2013 include a reduction of the provision for potential interest on tax issues.
5	Includes amounts in relation to the Group’s arrangements with its non-controlling interest partners in India.

6. Taxation

This note explains how our Group tax charge arises. The deferred tax section of the note also provides information on our expected future tax charges and sets out the tax assets held across the Group together with our view on whether or not we expect to be able to make use of these in the future.

Accounting policies

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

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint arrangements, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting period date and adjusted to reflect changes in the Group’s assessment that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

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

Income tax expense

	2014 £m	Restated 2013 £m	Restated 2012 £m
United Kingdom corporation tax expense/(income):
Current year	–	–	–
Adjustments in respect of prior years	17	24	(4)
	17	24	(4)
Overseas current tax expense/(income):
Current year	3,114	1,062	1,118
Adjustments in respect of prior years	(25)	(249)	(42)
	3,089	813	1,076
Total current tax expense	3,106	837	1,072

Deferred tax on origination and reversal of temporary differences:
United Kingdom deferred tax	57	(52)	(8)
Overseas deferred tax	(19,745)	(309)	(359)
Total deferred tax income	(19,688)	(361)	(367)
Total income tax (income)/expense	(16,582)	476	705

UK operating profits are more than offset by statutory allowances for capital investment in the UK network and systems plus ongoing interest costs including those arising from the £6.8 billion of spectrum payments to the UK government in 2000 and 2013.

120	Vodafone Group Plc Annual Report on Form 20-F 2014
Notes to the consolidated financial statements (continued)

6. Taxation (continued)

Tax on discontinued operations

	2014 £m	2013 £m	2012 £m
Tax charge on profit from ordinary activities of discontinued operations	1,709	1,750	1,289
Tax charge relating to the gain or loss of discontinuance	–	–	–
Total tax charge on discontinued operations	1,709	1,750	1,289

Tax charged/(credited) directly to other comprehensive income

	2014 £m	Restated 2013 £m	Restated 2012 £m
Current tax charge/(credit)	–	4	(4)
Deferred tax charge/(credit)	23	(37)	(116)
Total tax charged/(credited) directly to other comprehensive income	23	(33)	(120)

Tax charged/(credited) directly to equity

	2014 £m	Restated 2013 £m	Restated 2012 £m
Current tax charge/(credit)	12	(17)	(1)
Deferred tax credit	–	(1)	(1)
Total tax charged/(credited) directly to equity	12	(18)	(2)

Factors affecting the tax expense for the year

The table below explains the differences between the expected tax expense at the UK statutory tax rate of 23% (2013: 24% and 2012: 26%), and the Group’s total tax expense for each year.

	2014 £m	Restated 2013 £m	Restated 2012 £m
Continuing (loss)/profit before tax as shown in the consolidated income statement	(5,270)	(3,483)	4,144
Expected income tax (income)/expense at UK statutory tax rate	(1,212)	(836)	1,077
Effect of different statutory tax rates of overseas jurisdictions	(328)	(9)	456
Impairment losses with no tax effect	1,958	2,664	1,053
Disposal of Group investments[1]	211	(10)	(718)
Effect of taxation of associates and joint ventures, reported within operating profit	61	129	78
Recognition of deferred tax assets in Luxembourg and Germany[2]	(19,318)	–	–
Tax charge on rationalisation and re-organisation of non-US assets prior to VZW disposal[3]	1,365	–	–
Deferred tax impact of previously unrecognised temporary differences including losses	(164)	(625)	(634)
Current tax impact of previously unrecognised temporary differences including losses	–	(74)	–
Effect of unrecognised temporary differences	215	(184)	(285)
Adjustments in respect of prior years	(43)	(234)	(110)
Gain on acquisition of CWW with no tax effect	–	(164)	–
Effect of secondary and irrecoverable taxes	37	94	159
Deferred tax on overseas earnings	4	(4)	–
Effect of current year changes in statutory tax rates	158	(2)	(3)
Expenses not deductible for tax purposes and other items	210	104	199
Tax on income derived from discontinued operations	418	–	–
Exclude taxation of associates	(154)	(373)	(567)
Income tax (income)/expense	(16,582)	476	705

Notes:

1	2014 relates to deemed disposal of Italy. 2012 relates to the disposal of SFR and Polkomtel.
2	See commentary regarding deferred tax asset recognition on page 122.
3	Includes the US tax charge of £2,210 million on the rationalisation and reorganisation of non-US assets prior to the disposal of our interest in Verizon Wireless.

Deferred tax

Analysis of movements in the net deferred tax balance during the year:

£m
1 April 2013 restated	(3,823)
Exchange movements	151
Credited to the income statement (continuing operations)	19,688
Charged to the income statement (discontinued operations)	(567)
Charged directly to other comprehensive income	(23)
Arising on acquisition and disposals	4,434
31 March 2014	19,860

Deferred tax assets and liabilities, before offset of balances within countries, are as follows:

	Amount (charged)/ credited in income statement £m	Gross deferred tax asset £m	Gross deferred tax liability £m	Less amounts unrecognised £m	Net recognised deferred tax (liability)/ asset £m
Accelerated tax depreciation	(123)	993	(1,597)	(40)	(644)
Intangible assets	255	72	(1,409)	1	(1,336)
Tax losses	19,433	28,569	–	(7,418)	21,151
Deferred tax on overseas earnings	(2)	–	–	–	–
Other temporary differences	125	1,186	(343)	(154)	689
31 March 2014	19,688	30,820	(3,349)	(7,611)	19,860

Deferred tax assets and liabilities are analysed in the statement of financial position, after offset of balances within countries, as follows:

£m
Deferred tax asset	20,607
Deferred tax liability	(747)
31 March 2014	19,860

At 31 March 2013, deferred tax assets and liabilities, before offset of balances within countries, were as follows:

	Amount (charged)/ credited in income statement £m	Gross deferred tax asset £m	Gross deferred tax liability £m	Less amounts unrecognised £m	Net recognised deferred tax (liability)/ asset £m
Accelerated tax depreciation	58	1,071	(4,962)	–	(3,891)
Intangible assets	85	126	(1,403)	–	(1,277)
Tax losses	164	28,077	–	(25,977)	2,100
Deferred tax on overseas earnings	(5)	–	(1,812)	–	(1,812)
Other temporary differences	59	2,848	(193)	(1,598)	1,057
31 March 2013	361	32,122	(8,370)	(27,575)	(3,823)

At 31 March 2013 deferred tax assets and liabilities were analysed in the statement of financial position, after offset of balances within countries, as follows:

£m
Deferred tax asset	2,848
Deferred tax liability	(6,671)
31 March 2013	(3,823)

122	Vodafone Group Plc Annual Report on Form 20-F 2014
Notes to the consolidated financial statements (continued)

6. Taxation (continued)

Factors affecting the tax charge in future years

Factors that may affect the Group’s future tax charge include the impact of corporate restructurings, the resolution of open issues, future planning, corporate acquisitions and disposals, the use of brought forward tax losses and changes in tax legislation and tax rates.

The Group is routinely subject to audit by tax authorities in the territories in which it operates and, specifically, in India these are usually resolved through the Indian legal system. The Group considers each issue on its merits and, where appropriate, holds provisions in respect of the potential tax liability that may arise. However, the amount ultimately paid may differ materially from the amount accrued and could therefore affect the Group’s overall profitability and cash flows in future periods. See note 30 “Contingent liabilities” to the consolidated financial statements.

At 31 March 2014, the gross amount and expiry dates of losses available for carry forward are as follows:

	Expiring within 5 years £m	Expiring within 6–10 years £m	Unlimited £m	Total £m
Losses for which a deferred tax asset is recognised	274	461	79,115	79,850
Losses for which no deferred tax is recognised	1,281	519	26,318	28,118
	1,555	980	105,433	107,968
At 31 March 2013, the gross amount and expiry dates of losses available for carry forward are as follows:
	Expiring within 5 years £m	Expiring within 6–10 years £m	Unlimited £m	Total £m
Losses for which a deferred tax asset is recognised	343	–	8,423	8,766
Losses for which no deferred tax is recognised	1,845	691	94,135	96,671
	2,188	691	102,558	105,437

The losses arising on the write down of investments in Germany are available to use against both German federal and trade tax liabilities. Losses of £15,290 million (2013: £3,236 million) are included in the above table on which we have recognised a deferred tax asset as we expect the German business to continue to generate future taxable profits against which we can utilise these losses. In 2013 the Group did not recognise a deferred tax asset on £12,346 million of the losses as it was uncertain that these losses would be utilised.

Included above are losses amounting to £6,651 million (2013: £7,104 million) in respect of UK subsidiaries which are only available for offset against future capital gains and since it is uncertain whether these losses will be utilised, no deferred tax asset has been recognised. We have recognised a deferred tax asset against £442 million of these losses in the current year.

The losses above also include £73,734 million (2013: £70,644 million) that have arisen in overseas holding companies as a result of revaluations of those companies’ investments for local GAAP purposes. A deferred tax asset of £18,150 million (2013: £1,325 million) has been recognised in respect of £62,980 million (2013: £4,535 million) of these losses which relate to tax groups in Luxembourg where we expect the members of these tax groups to generate future taxable profits against which these losses will be used. No deferred tax asset is recognised in respect of the remaining £10,754 million of these losses as it is uncertain whether these losses will be utilised.

In addition to the above, we hold £7,642 million of losses in overseas holding companies from a former Cable & Wireless Worldwide Group company, for which no deferred tax asset has been recognised as it is uncertain whether these losses will be utilised.

The recognition of the additional deferred tax assets, which arose from losses in earlier years, was triggered by the agreement to dispose of the US Group whose principal asset was its 45% interest in Verizon Wireless, which removes significant uncertainty around both the availability of the losses in Germany and the future income streams in Luxembourg. The Group expects to use the losses over a significant number of years; the actual use of the losses is dependent on many factors which may change, including the level of profitability in both Germany and Luxembourg, changes in tax law and changes to the structure of the Group.

The remaining losses relate to a number of other jurisdictions across the Group. There are also £339 million (2013: £5,918 million) of unrecognised other temporary differences.

The Group holds no deferred tax liability (2013: £1,812 million) in respect of deferred taxation that would arise if temporary differences on investments in subsidiaries, associates and interests in joint arrangements were to be realised after the balance sheet date (see table above) following the Group’s disposal of its 45% stake in Verizon Wireless. No deferred tax liability has been recognised in respect of a further £22,985 million (2013: £47,978 million) of unremitted earnings of subsidiaries, associates and joint arrangements because the Group is in a position to control the timing of the reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future.

It is not practicable to estimate the amount of unrecognised deferred tax liabilities in respect of these unremitted earnings.

7. Discontinued operations

On 21 February 2014, we completed the sale of our US Group whose principal asset was its 45% interest in Verizon Wireless. The results of these discontinued operations are detailed below.

Income statement and segment analysis of discontinued operations

	2014 £m	2013 £m	2012 £m
Share of result in associates	3,191	6,422	4,867
Net financing income/(costs)	27	(56)	(23)
Profit before taxation	3,218	6,366	4,844
Taxation relating to performance of discontinued operations	(1,709)	(1,750)	(1,289)
Post-tax profit from discontinued operations	1,509	4,616	3,555

Gain on disposal of discontinued operations
	2014 £m	2013 £m	2012 £m
Gain on disposal of discontinued operations before taxation (see note 28)	44,996	–	–
Other items arising from the disposal[1]	1,603	–	–
Net gain on disposal of discontinued operations	46,599	–	–
Note: 1 Includes dividends received from Verizon Wireless after the date of the announcement of the disposal

Profit for the financial year from discontinued operations
	2014 £m	2013 £m	2012 £m
Profit for the financial year from discontinued operations	1,509	4,616	3,555
Net gain on disposal of discontinued operations	46,599	–	–
Profit for the financial year from discontinued operations	48,108	4,616	3,555

Earnings per share from discontinued operations
	2014 Pence per share	2013 Pence per share	2012 Pence per share
– Basic	181.74p	17.20p	12.87p
– Diluted	180.30p	17.20p	12.73p

Total comprehensive income for the financial year from discontinued operations
	2014 £m	2013 £m	2012 £m
Equity shareholders’ funds	48,108	4,616	3,555

Cash flows from discontinued operations
	2014 £m	2013 £m	2012 £m
Net cash flows from operating activities	(2,617)	(1,464)	(175)
Net cash flows from investing activities	4,830	4,798	4,318
Net cash flows from financing activities	(2,225)	(5,164)	(2,364)
Net (decrease)/increase in cash and cash equivalents	(12)	(1,830)	1,779
Cash and cash equivalents at the beginning of the financial year	–	1,721	–
Exchange gain/(loss) on cash and cash equivalents	12	109	(58)
Cash and cash equivalents at the end of the financial year	–	–	1,721

124	Vodafone Group Plc Annual Report on Form 20-F 2014
Notes to the consolidated financial statements (continued)

8. Earnings per share

Basic earnings per share is the amount of profit generated for the financial year attributable to equity shareholders divided by the weighted average number of shares in issue during the year.

	2014 Millions	Restated 2013 Millions	Restated 2012 Millions
Weighted average number of shares for basic earnings per share	26,472	26,831	27,624
Effect of dilutive potential shares: restricted shares and share options	210	–	314
Weighted average number of shares for diluted earnings per share	26,682	26,831	27,938

	2014 £m	Restated 2013 £m	Restated 2012 £m
Earnings for basic and diluted earnings per share	59,254	413	6,948

Basic earnings per share	223.84p	1.54p	25.15p
Diluted earnings per share	222.07p	1.54p	24.87p

On 19 February 2014, we announced a “6 for 11” share consolidation effective 24 February 2014. This had the effect of reducing the number of shares in issue from 52,821,751,216 ordinary shares (including 4,351,833,492 ordinary shares held in Treasury) as at the close of business on 18 February 2014 to 28,811,864,298 new ordinary shares in issue immediately after the share consolidation on 24 February 2014. Prior year comparatives have been restated.

9. Equity dividends

Dividends are one type of shareholder return, historically paid to our shareholders in February and August. For information on shareholder returns in the form of share buybacks, see the “Commentary on the consolidated statement of changes in equity” on page 101.

	2014 £m	2013 £m	2012 £m
Declared during the financial year:
Final dividend for the year ended 31 March 2013: 6.92 pence per share
(2012: 6.47 pence per share, 2011: 6.05 pence per share)	3,365	3,193	3,102
Interim dividend for the year ended 31 March 2014: 3.53 pence per share
(2013: 3.27 pence per share, 2012: 3.05 pence per share)	1,711	1,608	1,536
Second interim dividend share for the year ended 31 March 2014: nil
(2013: nil pence per share, 2012: 4.00 pence per share)	–	–	2,016
Special dividend for the year ended 31 March 2014: 172.94 US cents per share (see below)
(2013: nil, 2012: nil)	35,490	–	–
	40,566	4,801	6,654

Proposed after the end of the reporting period and not recognised as a liability:
Final dividend for the year ended 31 March 2014: 7.47 pence per share
(2013: 6.92 pence per share, 2012: 6.47 pence per share)	1,975	3,377	3,195

On 2 September 2013 Vodafone announced that it had reached agreement to dispose of its US Group whose principal asset was its 45% interest in Verizon Wireless (‘VZW’) to Verizon Communications Inc. (‘Verizon’), for a total consideration of US$130 billion (£79 billion).

At a General Meeting of the Company on 28 January 2014, shareholders approved the transactions and following completion on 21 February 2014, Vodafone shareholders received all of the Verizon shares and US$23.9 billion (£14.3 billion) of cash (the ‘Return of Value’) totalling US$85.2 billion (£51.0 billion).

The Return of Value was carried out in the form of a B share scheme pursuant to a Court-approved scheme of arrangement and associated reduction of capital (the ‘Scheme’). The Scheme provided shareholders (other than shareholders in the United States and certain other jurisdictions) with the flexibility to receive their proceeds as either an income or capital return. Under the Scheme, Vodafone shareholders were issued unlisted, non-voting bonus shares, which were shortly thereafter either cancelled in consideration of the relevant amount of Verizon shares and cash or the holders received the relevant amount of Verizon shares and cash in satisfaction of a special distribution on the bonus shares, depending on shareholder elections and subject to applicable securities laws.

10. Intangible assets

Our statement of financial position contains significant intangible assets, mainly in relation to goodwill and licences and spectrum. Goodwill, which arises when we acquire a business and pay a higher amount than the fair value of its net assets primarily due to the synergies we expect to create, is not amortised but is subject to annual impairment reviews. Licences and spectrum are amortised over the life of the licence. For further details see “Critical accounting judgements” in note 1 “Basis of preparation” to the consolidated financial statements.

Accounting policies

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

Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is not subject to amortisation but is tested for impairment or whenever there is evidence that it may be required. Goodwill is denominated in the currency of the acquired entity and revalued to the closing exchange rate at each reporting period date.

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

Estimated useful lives

The estimated useful lives of finite lived intangible assets are as follows:

g Licence and spectrum fees	3–25 years
g Computer software	3–5 years
g Brands	1–10 years
g Customer bases	2–7 years

126	Vodafone Group Plc Annual Report on Form 20-F 2014
Notes to the consolidated financial statements (continued)

10. Intangible assets (continued)

	Goodwill £m	Licences and spectrum £m	Computer software £m	Other £m	Total £m
Cost:
1 April 2012 restated	72,840	26,480	8,018	2,783	110,121
Exchange movements	417	(62)	49	(213)	191
Arising on acquisition	59	28	63	335	485
Additions	–	2,430	1,307	–	3,737
Disposals of subsidiaries	–	(9)	(554)	–	(563)
Disposals	–	–	(4)	–	(4)
Other	–	4	–	–	4
31 March 2013 restated	73,316	28,871	8,879	2,905	113,971
Exchange movements	(3,054)	(1,757)	(375)	(434)	(5,620)
Arising on acquisition	6,859	1,319	464	2,861	11,503
Additions	–	2,228	1,437	–	3,665
Disposals	–	(74)	(296)	–	(370)
Other	–	5	103	–	108
31 March 2014	77,121	30,592	10,212	5,332	123,257

Accumulated impairment losses and amortisation:
1 April 2012 restated	45,024	10,886	5,471	2,162	63,543
Exchange movements	702	30	38	(153)	617
Amortisation charge for the year	–	1,623	1,150	251	3,024
Impairment losses	3,200	–	–	–	3,200
Disposals of subsidiaries	–	(5)	(545)	–	(550)
Disposals	–	–	(3)	–	(3)
Other	–	–	1	–	1
31 March 2013 restated	48,926	12,534	6,112	2,260	69,832
Exchange movements	(1,720)	(732)	(261)	(338)	(3,051)
Amortisation charge for the year	–	1,683	1,282	557	3,522
Impairment losses	6,600	–	–	–	6,600
Disposals	–	(65)	(278)	–	(343)
Other	–	–	9	–	9
31 March 2014	53,806	13,420	6,864	2,479	76,569

Net book value:
31 March 2013 restated	24,390	16,337	2,767	645	44,139
31 March 2014	23,315	17,172	3,348	2,853	46,688

For licences and spectrum and other intangible assets, amortisation is included within the cost of sales line within the consolidated income statement. Licences and spectrum with a net book value of £3,885 million (2013: £2,707 million) have been pledged as security against borrowings.

The net book value and expiry dates of the most significant licences are as follows:

	Expiry date	2014 £m	Restated 2013 £m
Germany	2016/2020/2025	3,743	4,329
Italy	2015/2021/2029	1,301	–
UK	2021/2033	3,425	3,782
India	2014–2030	3,885	2,702
Qatar	2028	945	1,111
Netherlands	2016/2029/2030	1,188	1,329

The remaining amortisation period for each of the licences in the table above corresponds to the expiry date of the respective licence. A summary of the Group’s most significant spectrum licences can be found on page 194.

11. Property, plant and equipment

We make significant investments in network equipment and infrastructure – the base stations and technology required to operate our networks – that form the majority of our tangible assets. All assets are depreciated over their useful economic lives. For further details on the estimation of useful economic lives, see “Critical accounting judgements” in note 1 “Basis of preparation” to the consolidated financial statements.

Accounting policies

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

Land and buildings

g Freehold buildings	25–50 years
g Leasehold premises	the term of the lease

Equipment, fixtures and fittings
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

128	Vodafone Group Plc Annual Report on Form 20-F 2014
Notes to the consolidated financial statements (continued)

11. Property, plant and equipment (continued)

	Land and buildings £m	Equipment, fixtures and fittings £m	Total £m
Cost:
1 April 2012 restated	1,426	38,776	40,202
Exchange movements	(20)	(41)	(61)
Arising on acquisition	52	1,503	1,555
Additions	122	3,862	3,984
Disposals of subsidiaries	(1)	(28)	(29)
Disposals	(18)	(1,481)	(1,499)
Other	37	(143)	(106)
31 March 2013 restated	1,598	42,448	44,046
Exchange movements	(99)	(2,900)	(2,999)
Arising on acquisition	113	6,286	6,399
Additions	127	4,743	4,870
Disposals of subsidiaries	–	(15)	(15)
Disposals	(93)	(1,224)	(1,317)
Transfer of assets to joint operations	–	(672)	(672)
Other	–	(103)	(103)
31 March 2014	1,646	48,563	50,209

Accumulated depreciation and impairment:
1 April 2012 restated	584	23,610	24,194
Exchange movements	1	106	107
Charge for the year	97	3,540	3,637
Disposals of subsidiaries	(1)	(14)	(15)
Disposals	(13)	(1,329)	(1,342)
Other	31	(150)	(119)
31 March 2013 restated	699	25,763	26,462
Exchange movements	(20)	(1,477)	(1,497)
Charge for the year	99	3,939	4,038
Disposals of subsidiaries	–	(15)	(15)
Disposals	(46)	(1,099)	(1,145)
Transfer of assets to joint operations	–	(476)	(476)
Other	–	(9)	(9)
31 March 2014	732	26,626	27,358

Net book value:
31 March 2013 restated	899	16,685	17,584
31 March 2014	914	21,937	22,851

The net book value of land and buildings and equipment, fixtures and fittings includes £48 million and £413 million respectively (2013: £62 million and £281 million) in relation to assets held under finance leases. Included in the net book value of land and buildings and equipment, fixtures and fittings are assets in the course of construction, which are not depreciated, with a cost of £70 million and £1,617 million respectively (2013: £19 million and £1,399 million). Property, plant and equipment with a net book value of £1 million (2013: £357 million) has been pledged as security against borrowings.

12. Investments in associates and joint ventures

We hold interests in several associates where we have significant influence, including Verizon Wireless which was disposed of on 21 February 2014, as well as interests in a number of joint arrangements where we share control with one or more third parties, with our business in Italy being the most significant prior to the acquisition of the remaining interests as part of the Verizon Wireless disposal. For further details see “Critical accounting judgements” in note 1 “Basis of preparation” to the consolidated financial statements.

Accounting policies

Interests in joint arrangements

A joint arrangement is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control; that is, when the relevant activities that significantly affect the investee’s returns require the unanimous consent of the parties sharing control. Joint arrangements are either joint operations or joint ventures.

Joint operations

A joint operation is a joint arrangement whereby the parties that have joint control have the rights to the assets, and obligations for the liabilities, relating to the arrangement or that other facts and circumstances indicate that this is the case. The Group’s share of assets, liabilities, revenue, expenses and cash flows are combined with the equivalent items in the financial statements on a line-by-line basis.

Any goodwill arising on the acquisition of the Group’s interest in a jointly controlled entity is accounted for in accordance with the Group’s accounting policy for goodwill arising on the acquisition of a subsidiary.

Joint ventures

A joint venture is a joint arrangement whereby the parties that have joint control have the rights to the net assets of the arrangement.

At the date of acquisition, any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the joint venture is recognised as goodwill. The goodwill is included within the carrying amount of the investment.

The results and assets and liabilities of joint ventures are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in joint ventures are carried in the consolidated statement of financial position at cost as adjusted for post-acquisition changes in the Group’s share of the net assets of the joint venture, less any impairment in the value of the investment. The Group’s share of post-tax profits or losses are recognised in the consolidated income statement. Losses of a joint venture in excess of the Group’s interest in that joint venture are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture.

Associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but do not have control or joint control over those policies.

At the date of acquisition, any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate is recognised as goodwill. The goodwill is included within the carrying amount of the investment.

The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated statement of financial position at cost as adjusted for post-acquisition changes in the Group’s share of the net assets of the associate, less any impairment in the value of the investment. The Group’s share of post-tax profits or losses are recognised in the consolidated income statement. Losses of an associate in excess of the Group’s interest in that associate are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Joint operations

The Company’s principal joint operation has share capital consisting solely of ordinary shares and is indirectly held, and principally operates in the UK. The financial and operating activities of the operation are jointly controlled by the participating shareholders and are primarily designed for the provision of output to the shareholders.

Name of joint operation	Principal activity	Country of incorporation or registration	Percentage shareholdings	[1]
Cornerstone Telecommunications Infrastructure Limited	Network infrastructure	UK	50.0

Note:

1	Effective ownership percentages of Vodafone Group Plc at 31 March 2014, rounded to the nearest tenth of one percent.

130	Vodafone Group Plc Annual Report on Form 20-F 2014
Notes to the consolidated financial statements (continued)

12. Investments in associates and joint ventures (continued)

	2014 £m	Restated 2013 £m
Investment in joint ventures	(158)	7,812
Investment in associates	272	38,635
31 March	114	46,447

Joint ventures

The financial and operating activities of the Group’s joint ventures are jointly controlled by the participating shareholders. The participating shareholders have rights to the net assets of the joint ventures though their equity shareholdings. Unless otherwise stated, the Company’s principal joint ventures all have share capital consisting solely of ordinary shares and are all indirectly held. The country of incorporation or registration of all joint ventures is also their principal place of operation.

Name of joint venture	Principal activity	Country of incorporation or registration	Percentage shareholdings	[1]
Indus Towers Limited	Network infrastructure	India	37.4	[2]
Vodafone Hutchison Australia Pty Limited[3]	Network operator	Australia	50.0
Vodafone Fiji Limited	Network operator	Fiji	49.0	[4]

Notes:

1	Effective ownership percentages of Vodafone Group Plc at 31 March 2014, rounded to the nearest tenth of one percent.
2	42% of Indus Towers Limited is held by Vodafone India Limited (‘VIL’) in which the Group had a 89% interest.
3	Vodafone Hutchison Australia Pty Limited has a year end of 31 December.
4	The Group holds substantive participating rights which provide it with a veto over the significant financial and operating policies of Vodafone Fiji Limited and which ensure it is able to exercise joint control over Vodafone Fiji Limited with the majority shareholder.

The summarised financial information for equity accounted joint ventures on a 100% ownership basis is set out below including the Group’s 76.9% ownership interest in Vodafone Omnitel B.V. until 21 February 2014. On 21 February 2014, the Group acquired the remaining 23.1% interest upon which date, the results of the wholly acquired entity have been consolidated in the Group’s financial statements. Refer to note 28 “Acquisitions and disposals” for further information.

					Vodafone Hutchison
	Vodafone Omnitel B.V1.		Indus Towers Limited		Australia Pty Limited		Other joint ventures		Total
	2014 £m	2013 £m	2014 £m	2013 £m	2014 £m	2013 £m	2014 £m	2013 £m	2014 £m	2013 £m
Income statement and statement of comprehensive income
Revenue	4,931	6,186	1,547	1,489	2,032	2,497
Depreciation and amortisation	(937)	(999)	(507)	(256)	(423)	(454)
Interest income	1	2	20	8	10	6
Interest expense	(15)	(6)	(124)	(103)	(212)	(191)
Income tax (expense)/income	(174)	(430)	39	(53)	1	3
Profit or loss from continuing operations	339	951	51	34	(132)	(446)
Other comprehensive (expense)/income	–	(6)	–	–	–	6
Total comprehensive income/(expense)	339	945	51	34	(132)	(440)
Statement of financial position
Non-current assets	–	4,870	1,798	1,542	1,916	1,865
Current assets	–	1,722	423	417	590	528
Non-current liabilities	–	(176)	(801)	(1,297)	(3,150)	(1,688)
Current liabilities	–	(3,067)	(532)	(724)	(661)	(2,154)
Equity shareholders’ funds	–	(3,349)	(888)	62	1,305	1,449
Statement of financial position
Cash and cash equivalents within current assets	–	20	143	65	60	96
Non-current liabilities excluding trade and other payables and provisions	–	(97)	(701)	(1,147)	(3,060)	(1,560)
Current liabilities excluding trade and other payables and provisions	–	(772)	(258)	(34)	(97)	(1,412)
Summary
Investment in joint ventures	–	8,441	373	(26)	(559)	(609)	28	6	(158)	7,812
Profit/(loss) from continuing operations	261	731	21	15	(66)	(223)	5	(3)	221	520
Other comprehensive (expense)/income	–	(5)	–	–	–	3	–	2	–	–
Total comprehensive income/(expense)	261	726	21	15	(66)	(220)	5	(1)	221	520

Note:

1	Prior to 21 February 2013, the other participating shareholder held substantive veto rights such that the Group did not unilaterally control the financial and operating policies of Vodafone Omnitel B.V.

The Group received a dividend of £26 million in the year to 31 March 2014 (2013: £46 million; 2012: £nil) from Indus Towers.

Associates

Unless otherwise stated, the Company’s principal associates all have share capital consisting solely of ordinary shares and are all indirectly held. The country of incorporation or registration of all associates is also their principal place of operation.

Name of associate	Principal activity	Country of incorporation or registration	Percentage shareholdings	[1]
Safaricom Limited[2,3]	Network operator	Kenya	40.0

Notes:

1	Effective ownership percentages of Vodafone Group Plc at 31 March 2014, rounded to the nearest tenth of one percent.
2	The Group also holds two non-voting shares.
3	At 31 March 2014 the fair value of Safaricom Limited was KES 198 billion (£1,371 million) based on the closing quoted share price on the Nairobi Stock Exchange.

On 21 February 2014, the Group disposed of its 45% interest in Cellco Partnership which traded under the name Verizon Wireless. Consequently, comparative information has been restated to reflect the continuing operations of the business. Results from discontinued operations are disclosed in note 7 “Discontinued operations” to the consolidated financial statements. The summarised financial information showing the Group’s share of equity accounted associates is set out below.

	Cellco Partnership		Other associates		Total
	2014 £m	2013 £m	2014 £m	2013 £m	2014 £m	2013 £m
Income statement and statement of comprehensive income
Revenue	22,122	48,827
Depreciation and amortisation	(2,186)	(5,145)
Interest income	1	3
Interest expense	(38)	(60)
Income tax (expense)/income	(111)	29
Post-tax profit of loss from discontinued operations	7,092	14,272
Other comprehensive expense	(2)	–
Total comprehensive income	7,090	14,272
Statement of financial position
Non-current assets	–	72,755
Current assets	–	9,764
Non-current liabilities	–	(6,328)
Current liabilities	–	(9,267)
Non-controlling interests	–	(1,366)
Equity shareholders’ funds	–	(65,558)
Statement of financial position
Cash and cash equivalents within current assets	–	2,894
Non-current liabilities excluding trade and other payables and provisions	–	(5,034)
Current liabilities excluding trade and other payables and provisions	–	(3,208)
Summary
Investment in associates	–	38,373	272	262	272	38,635
Profit or loss from continuing operations	–	–	57	55	57	55
Post-tax profit from discontinued operations	3,191	6,422	–	–	3,191	6,422
Other comprehensive expense	(1)	–	–	–	(1)	–
Total comprehensive income	3,190	6,422	57	55	3,247	6,477

The Group received £4,828 million of dividends in the year to 31 March 2014 (2013: £4,798 million, 2012: £3,820 million) from Cellco Partnership.

132	Vodafone Group Plc Annual Report on Form 20-F 2014
Notes to the consolidated financial statements (continued)

13. Other investments

We hold a number of other listed and unlisted investments, mainly comprising US$5.25 billion of loan notes from Verizon Communications.

Accounting policies

Other investments are recognised and derecognised on a trade date where a purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, including transaction costs.

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

Other investments classified as loans and receivables are stated at amortised cost using the effective interest method, less any impairment.

	2014 £m	Restated 2013 £m
Included within non-current assets:
Listed securities:
Equity securities	13	3
Unlisted securities:
Equity securities	228	570
Public debt and bonds	141	134
Other debt and bonds	3,171	66
	3,553	773

The listed and unlisted securities are classified as available-for-sale. Public debt and bonds are classified as held for trading, and other debt and bonds which are not quoted in an active market, are classified as loans and receivables.

Unlisted equity investments are recorded at fair value where appropriate.

Other debt and bonds includes loan notes of US$5.25 billion (£3,151 million) issued by Verizon Communications Inc. as part of the Group’s disposal of its interest in Verizon Wireless.

Current other investments comprise the following, of which public debt and bonds are classified as held for trading.

	2014 £m	Restated 2013 £m
Included within current assets:
Public debt and bonds	938	1,130
Other debt and bonds	2,957	3,816
Cash held in restricted deposits	524	404
	4,419	5,350

Other debt and bonds includes £2,953 million of assets held for trading which include £1,979 million (2013: £3,000 million) of assets held in managed investment funds with liquidity of up to 90 days, £830 million (2013: £643 million) of short-term securitised investments with original maturities of up to six months, and collateral paid on derivative financial instruments of £144 million (2013: £169 million).

Current public debt and bonds include government bonds of £852 million (2013: £1,076 million) which consist of highly liquid index linked gilts with less than four years to maturity held on an effective floating rate basis.

For public debt and bonds, other debt and bonds and cash held in restricted deposits, the carrying amount approximates fair value.

14. Inventory

Our inventory primarily consists of mobile handsets and is presented net of an allowance for obsolete products.

Accounting policies

Inventory is stated at the lower of cost and net realisable value. Cost is determined on the basis of weighted average costs and comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition.

		2014 £m	Restated 2013 £m
Goods held for resale		441	353

Inventory is reported net of allowances for obsolescence, an analysis of which is as follows:
	2014 £m	Restated 2013 £m	Restated 2012 £m
1 April	(89)	(92)	(99)
Exchange movements	6	(6)	7
Amounts credited to the income statement	(5)	9	–
31 March	(88)	(89)	(92)

Cost of sales includes amounts related to inventory amounting to £5,340 million (2013: £5,107 million; 2012: £5,409 million).

134	Vodafone Group Plc Annual Report on Form 20-F 2014
Notes to the consolidated financial statements (continued)

15. Trade and other receivables

Our trade and other receivables mainly consist of amounts owed to us by customers and amounts that we pay to our suppliers in advance. Trade receivables are shown net of an allowance for bad or doubtful debts. Derivative financial instruments with a positive market value are reported within this note.

Accounting policies

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. Estimated irrecoverable amounts are based on the ageing of the receivable balances and historical experience. Individual trade receivables are written off when management deems them not to be collectible.

	2014 £m	Restated 2013 £m
Included within non-current assets:
Trade receivables	232	40
Amounts owed by associates and joint ventures	51	1,065
Other receivables	150	284
Prepayments and accrued income	592	499
Derivative financial instruments	2,245	2,944
	3,270	4,832

Included within current assets:
Trade receivables	3,627	3,277
Amounts owed by associates and joint ventures	68	281
Other receivables	1,233	908
Prepayments and accrued income	3,760	3,464
Derivative financial instruments	198	88
	8,886	8,018

The Group’s trade receivables are stated after allowances for bad and doubtful debts based on management’s assessment of creditworthiness, an analysis of which is as follows:

	2014 £m	Restated 2013 £m	Restated 2012 £m
1 April	770	799	826
Exchange movements	(67)	(10)	(54)
Amounts charged to administrative expenses	347	360	357
Trade receivables written off	(461)	(379)	(330)
31 March	589	770	799

The carrying amounts of trade and other receivables approximate their fair value. Trade and other receivables are predominantly non-interest bearing.

	2014 £m	Restated 2013 £m
Included within “Derivative financial instruments”:
Fair value through the income statement (held for trading):
Interest rate swaps	1,262	1,508
Cross currency interest rate swaps	158	319
Foreign exchange contracts	68	88
	1,488	1,915
Designated hedge relationships:
Interest rate swaps	609	1,117
Cross currency interest rate swaps	346	–
	2,443	3,032

In the absence of a quoted price in an active market for the same derivatives, the fair values of these financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest and foreign currency rates prevailing at 31 March derived from similar transactions.

16. Trade and other payables

Our trade and other payables mainly consist of amounts we owe to our suppliers that have been invoiced or are accrued. They also include taxes and social security amounts due in relation to our role as an employer. Derivative financial instruments with a negative market value are reported within this note.

Accounting policies

Trade payables are not interest bearing and are stated at their nominal value.

	2014 £m	Restated 2013 £m
Included within non-current liabilities:
Derivative financial instruments	811	982
Other payables	72	105
Accruals and deferred income	456	220
	1,339	1,307

Included within current liabilities:
Trade payables	4,710	3,781
Amounts owed to associates and joint ventures	51	54
Other taxes and social security payable	1,047	1,059
Derivative financial instruments	70	119
Other payables	678	447
Accruals and deferred income	8,900	8,472
	15,456	13,932

The carrying amounts of trade and other payables approximate their fair value. The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest and foreign currency rates prevailing at 31 March.

	2014 £m	Restated 2013 £m
Included within “Derivative financial instruments”:
Fair value through the income statement (held for trading):
Interest rate swaps	430	1,013
Cross currency interest rate swaps	12	–
Foreign exchange contracts	29	44
	471	1,057
Designated hedge relationships
Interest rate swaps	205	44
Cross currency interest rate swaps	205	–
	881	1,101

136	Vodafone Group Plc Annual Report on Form 20-F 2014
Notes to the consolidated financial statements (continued)

17. Provisions

A provision is a liability recorded in the statement of financial position, where there is uncertainty over the timing or amount that will be paid, and is therefore often estimated. The main provisions we hold are in relation to asset retirement obligations, which include the cost of returning network infrastructure sites to their original condition at the end of the lease, and claims for legal and regulatory matters. For further details see “Critical accounting judgements” in note 1 “Basis of preparation” to the consolidated financial statements.

Accounting policies

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

Asset retirement obligations

In the course of the Group’s activities, a number of sites and other assets are utilised which are expected to have costs associated with de-commissioning. The associated cash outflows are substantially expected to occur at the dates of exit of the assets to which they relate, which are long-term in nature, primarily in periods up to 25 years from when the asset is brought into use.

Legal and regulatory

The Group is involved in a number of legal and other disputes, including notifications of possible claims. The directors of the Company, after taking legal advice, have established provisions after taking into account the facts of each case. The timing of cash outflows associated with the majority of legal claims are typically less than one year, however, for some legal claims the timing of cash flows may be long-term in nature. For a discussion of certain legal issues potentially affecting the Group see note 30 “Contingent liabilities” to the consolidated financial statements.

Other provisions

Other provisions comprises various provisions including those for restructuring costs and property. The associated cash outflows for restructuring costs are primarily less than one year. The timing of the cash flows associated with property is dependent upon the remaining term of the associated lease.

	Asset retirement obligations £m	Legal and regulatory £m	Other £m	Total £m
1 April 2012 restated	288	265	466	1,019
Exchange movements	(3)	6	(6)	(3)
Arising on acquisition	147	8	109	264
Amounts capitalised in the year	41	–	–	41
Amounts charged to the income statement	–	42	272	314
Utilised in the year – payments	(3)	(34)	(167)	(204)
Amounts released to the income statement	–	(17)	(23)	(40)
Other	(3)	180	2	179
31 March 2013 restated	467	450	653	1,570
Exchange movements	(14)	(33)	(27)	(74)
Arising on acquisition	62	92	5	159
Amounts capitalised in the year	14	–	–	14
Amounts charged to the income statement	–	140	374	514
Utilised in the year – payments	(26)	(35)	(186)	(247)
Amounts released to the income statement	–	(32)	(61)	(93)
Other	(18)	(25)	9	(34)
31 March 2014	485	557	767	1,809

Provisions have been analysed between current and non-current as follows:

31 March 2014

	Asset retirement obligations £m	Legal and regulatory £m	Other £m	Total £m
Current liabilities	14	271	678	963
Non-current liabilities	471	286	89	846
	485	557	767	1,809

31 March 2013

	Asset retirement obligations £m	Legal and regulatory £m	Other £m	Total £m
Current liabilities	11	209	495	715
Non-current liabilities	456	241	158	855
	467	450	653	1,570

18. Called up share capital

Called up share capital is the number of shares in issue at their par value. A number of shares were allotted during the year in relation to employee share schemes.

Accounting policies

Equity instruments issued by the Group are recorded at the proceeds received, net of direct issuance costs

	2014		2013
	Number	£m	Number	£m
Ordinary shares of 20 20⁄21 US cents each allotted, issued and fully paid:[1]
1 April	53,820,386,309	3,866	53,815,007,289	3,866
Allotted during the year	1,423,737	–	5,379,020	–
Consolidated during the year[2]	(24,009,886,918)	–	–	–
Cancelled during the year	(1,000,000,000)	(74)	–	–
31 March	28,811,923,128	3,792	53,820,386,309	3,866

Note:

1	At 31 March 2014, the Group held 2,371,962,907 (2013: 4,901,767,844) treasury shares with a nominal value of £312 million (2013: £352 million). The market value of shares held was £5,225 million (2013: £9,147 million). During the year 103,748,921 (2013: 161,289,620) treasury shares were reissued under Group share option schemes.
2	On 19 February 2014, we announced a “6 for 11” share consolidation effective 24 February 2014. This had the effect of reducing the number of shares in issue from 52,821,751,216 ordinary shares (including 4,351,833,492 ordinary shares held in Treasury) as at the close of business on 18 February 2014 to 28,811,864,298 new ordinary shares in issue immediately after the share consolidation on 24 February 2014.

During the year, we issued 14,732,741,283 B shares of US$1.88477 per share and 33,737,176,433 C shares of US$0.00001 per share as part of the Return of Value following the disposal of our US Group, whose principal asset was its 45% stake in Verizon Wireless. The B shares were cancelled as part of the Return of Value. The C shares were reclassified as deferred shares with no substantive rights as part of the Return of Value and transferred to LDC (Shares) Limited (‘LDC’). After 22 February 2015 and without prior notice we may repurchase, or be required by LDC to repurchase, and then subsequently cancel all deferred shares for a total price of not more than one cent for all deferred shares repurchased.

Allotted during the year

	Number	Nominal value £m	Net proceeds £m
UK share awards	–	–	–
US share awards	1,423,737	–	–
Total share awards	1,423,737	–	–

138	Vodafone Group Plc Annual Report on Form 20-F 2014
Notes to the consolidated financial statements (continued)

19. Reconciliation of net cash flow from operating activities

The table below shows how our profit for the year translates into cash flows generated from our operating activities.

	2014 £m	Restated 2013 £m	Restated 2012 £m
Profit for the financial year	59,420	657	6,994
Adjustments for:
Share-based payments	92	124	133
Depreciation and amortisation	7,560	6,661	6,721
Loss on disposal of property, plant and equipment	85	77	51
Share of result of equity accounted associates and joint ventures	(3,469)	(6,997)	(5,996)
Impairment losses	6,600	7,700	4,050
Other income and expense[1]	(45,979)	(468)	(3,705)
Non-operating income and expense	149	(10)	162
Investment income	(346)	(305)	(456)
Financing costs	1,527	1,652	1,791
Income tax (income)/expense	(14,873)	2,226	1,994
Decrease/(increase) in inventory	4	56	(8)
Decrease/(increase) in trade and other receivables	526	(199)	(664)
Increase in trade and other payables	851	320	849
Cash generated by operations	12,147	11,494	11,916
Tax paid	(5,920)	(2,670)	(1,619)
Net cash flow from operating activities	6,227	8,824	10,297

Note:

1	Includes a net gain on disposal of Verizon Wireless of £44,996 million.

20. Cash and cash equivalents

The majority of the Group’s cash is held in bank deposits, money market funds or in repurchase agreements which have a maturity of three months or less to enable us to meet our short-term liquidity requirements.

Accounting policies

Cash and cash equivalents comprise cash on hand and call deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

	2014 £m	Restated 2013 £m
Cash at bank and in hand	1,498	1,304
Money market funds	3,648	3,494
Repurchase agreements	4,799	2,550
Short-term securitised investments	189	183
Cash and cash equivalents as presented in the statement of financial position	10,134	7,531
Bank overdrafts	(22)	(25)
Cash and cash equivalents as presented in the statement of cash flows	10,112	7,506

Cash and cash equivalents are held by the Group on a short-term basis with all having an original maturity of three months or less. The carrying amount approximates their fair value.

21. Borrowings

The Group’s sources of borrowing for funding and liquidity purposes come from a range of committed bank facilities and through short-term and long-term issuances in the capital markets including bond and commercial paper issues and bank loans. We manage the basis on which we incur interest on debt between fixed interest rates and floating interest rates depending on market conditions using interest rate derivatives. The Group enters into foreign exchange contracts to mitigate the impact of exchange rate movements on certain monetary items.

Accounting policies

Capital market and bank borrowings

Interest bearing loans and overdrafts are initially measured at fair value (which is equal to cost at inception), and are subsequently measured at amortised cost, using the effective interest rate method, except where they are identified as a hedged item in a designated hedge relationship. Any difference between the proceeds net of transaction costs and the amount due on settlement or redemption of borrowings is recognised over the term of the borrowing.

Carrying value and fair value information

	2014			Restated 2013
	Short-term borrowings £m	Long-term borrowings £m	Total £m	Short-term borrowings £m	Long-term borrowings £m	Total £m
Financial liabilities measured at amortised cost:
Bank loans	1,263	4,647	5,910	2,440	3,077	5,517
Bank overdrafts	22	–	22	25	–	25
Redeemable preference shares	–	–	–	–	1,355	1,355
Commercial paper	950	–	950	4,054	–	4,054
Bonds	1,783	4,465	6,248	2,133	15,698	17,831
Other liabilities[1,2]	3,729	110	3,839	3,148	753	3,901
Bonds in designated hedge relationships	–	12,232	12,232	–	7,021	7,021
	7,747	21,454	29,201	11,800	27,904	39,704

Notes:

1	At 31 March 2014, amount includes £1,185 million (2013: £1,151 million) in relation to collateral support agreements.
2	At 31 March 2014, amount includes £882 million (2013: £899 million) in relation to the Piramal Healthcare option disclosed in note 22 “Liquidity and capital resources”.

Bank loans include INR 425 billion of loans held by Vodafone India Limited (‘VIL’) and its subsidiaries (the ‘VIL Group’). The VIL Group has a number of security arrangements supporting certain licences secured under the terms of agreements between the Group, the Department of Telecommunications, and the Government of India including certain share pledges of the shares within the VIL Group. The terms and conditions of the security arrangements mean that should members of the VIL Group not meet all of their loan payment and performance obligations, the lenders may sell the pledged shares and enforce rights over the certain licences under the terms of the tri-party agreements to recover their losses, with any remaining sales proceeds being returned to the VIL Group. Each of the eight legal entities within the VIL Group provide cross-guarantees to the lenders in respect of debt contracted by the other entities.

The fair value and carrying value of the Group’s short-term borrowings is as follows:

	Sterling equivalent nominal value		Fair value		Carrying value
	2014 £m	Restated 2013 £m	2014 £m	Restated 2013 £m	2014 £m	Restated 2013 £m
Financial liabilities measured at amortised cost	5,655	9,385	5,964	9,790	5,964	9,667

Bonds:	1,756	2,094	1,771	2,150	1,783	2,133
Czech koruna floating rate note due June 2013	–	18	–	18	–	18
Euro floating rate note due September 2013	–	646	–	647	–	645
5.0% US dollar 1,000 million bond due December 2013	–	658	–	679	–	678
6.875% euro 1,000 million bond due December 2013	–	772	–	806	–	792
Euro floating rate note due June 2014	929	–	930	–	930	–
4.625% sterling 350 million bond due
September 2014	302	–	307	–	315	–
4.625% sterling 525 million bond due
September 2014	525	–	534	–	538	–
Short-term borrowings	7,411	11,479	7,735	11,940	7,747	11,800

140	Vodafone Group Plc Annual Report on Form 20-F 2014
Notes to the consolidated financial statements (continued)

21. Borrowings (continued)

The fair value and carrying value of the Group’s long-term borrowings is as follows:

	Sterling equivalent nominal value		Fair value		Carrying value
	2014 £m	Restated 2013 £m	2014 £m	Restated 2013 £m	2014 £m	Restated 2013 £m
Financial liabilities measured at amortised cost:
Bank loans	4,788	3,017	4,707	3,122	4,647	3,077
Redeemable preference shares	–	1,086	–	1,020	–	1,355
Other liabilities	110	731	110	821	110	753
Bonds:	4,272	14,456	4,620	15,986	4,465	15,698
Euro floating rate note due June 2014	–	949	–	952	–	951
4.15% US dollar 1,250 million bond due June 2014	–	795	–	828	–	810
4.625% sterling 350 million bond due September 2014	–	304	–	319	–	320
4.625% sterling 525 million bond due September 2014	–	525	–	552	–	541
5.125% euro 500 million bond due April 2015	413	422	432	461	435	446
5.0% US dollar 750 million bond due September 2015	–	494	–	543	–	521
3.375% US dollar 500 million bond due November 2015	–	329	–	349	–	331
6.25% euro 1,250 million bond due January 2016	1,032	949	1,020	1,091	943	964
0.9% US dollar 900 million bond due February 2016	–	592	–	592	–	592
US dollar floating rate note due February 2016	–	461	–	460	–	461
2.875% US dollar 600 million bond due March 2016	–	395	–	416	–	394
5.75% US dollar 750 million bond due March 2016	–	494	–	561	–	536
4.75% euro 500 million bond due June 2016	302	422	328	474	441	455
5.625% US dollar 1,300 million bond due February 2017	–	856	–	995	–	937
1.625% US dollar 1,000 million bond due March 2017	–	658	–	665	–	655
6.5% euro 400 million bond due July 2017	330	–	351	–	347	–
1.25% US dollar 1,000 million bond due September 2017	–	658	–	654	–	655
5.375% sterling 600 million bond due December 2017	548	552	611	646	569	571
1.5% US dollar 1,400 million bond due February 2018	–	921	–	922	–	917
5% euro 750 million bond due June 2018	619	633	716	750	644	658
6.5% euro 700 million bond due June 2018	578	–	604	–	606	–
4.625% US dollar 500 million bond due July 2018	–	329	–	376	–	387
8.125% sterling 450 million bond due November 2018	450	450	558	598	480	483
4.375% US dollar 500 million bond due March 2021	–	329	–	371	–	327
7.875% US dollar 750 million bond due February 2030	–	494	–	699	–	778
6.25% US dollar 495 million bond due November 2032	–	326	–	399	–	442
6.15% US dollar 1,700 million bond due February 2037	–	1,119	–	1,313	–	1,566
Bonds in designated hedge relationships:	10,951	6,287	11,797	6,969	12,232	7,021
2.15% Japanese yen 3,000 million bond due April 2015	17	21	18	22	18	21
5.375% US dollar 900 million bond due January 2015	–	592	–	641	–	633
US dollar floating rate note due February 2016	420	–	420	–	420	–
5.625% US dollar 1,300 million bond due February 2017	779	–	874	–	836	–
1.625% US dollar 1,000 million bond due March 2017	599	–	607	–	597	–
1.25% US dollar 1,000 million bond due September 2017	599	–	594	–	597	–
1.5% US dollar 1,400 million bond due February 2018	839	–	827	–	837	–
4.625% US dollar 500 million bond due July 2018	300	–	332	–	343	–
5.45% US dollar 1,250 million bond due June 2019	749	823	859	980	833	957
4.375% US dollar 500 million bond due March 2021	300	–	322	–	296	–
4.65% euro 1,250 million bond due January 2022	1,032	1,055	1,213	1,270	1,194	1,236
5.375% euro 500 million bond due June 2022	413	422	509	530	536	558
2.5% US dollar 1,000 million bond due September 2022	599	658	551	633	557	643
2.95% US dollar 1,600 million bond due February 2023	959	1,053	903	1,050	939	1,054
5.625% sterling 250 million bond due December 2025	250	250	284	308	313	338
6.6324% euro 50 million bond due December 2028	41	42	93	94	81	77
7.875% US dollar 750 million bond due February 2030	450	–	603	–	698	–
5.9% sterling 450 million bond due November 2032	450	450	519	560	561	598
6.25% US dollar 495 million bond due November 2032	297	–	341	–	399	–
6.15% US dollar 1,700 million bond due February 2037	1,019	–	1,166	–	1,416	–
4.375% US dollar 1,400 million bond due February 2043	839	921	762	881	761	906
Long-term borrowings	20,121	25,577	21,234	27,918	21,454	27,904

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

Maturity of borrowings

The maturity profile of the anticipated future cash flows including interest in relation to the Group’s non-derivative financial liabilities on an undiscounted basis which, therefore, differs from both the carrying value and fair value, is as follows:

	Bank loans £m	Redeemable preference shares £m	Commercial paper £m	Bonds £m	Other liabilities £m	Loans in designated hedge relationships £m	Total £m
Within one year	1,286	–	954	2,191	3,758	453	8,642
In one to two years	695	–	–	1,709	11	890	3,305
In two to three years	375	–	–	591	7	1,228	2,201
In three to four years	1,164	–	–	1,075	8	2,468	4,715
In four to five years	2,710	–	–	1,724	8	668	5,110
In more than five years	592	–	–	–	69	11,087	11,748
	6,822	–	954	7,290	3,861	16,794	35,721
Effect of discount/financing rates	(912)	–	(4)	(1,042)	–	(4,562)	(6,520)
31 March 2014	5,910	–	950	6,248	3,861	12,232	29,201

Within one year	2,269	56	4,070	2,946	2,263	277	11,881
In one to two years	402	56	–	3,313	138	870	4,779
In two to three years	305	56	–	4,753	1,101	266	6,481
In three to four years	230	56	–	1,636	599	245	2,766
In four to five years	1,007	56	–	3,156	72	245	4,536
In more than five years	1,835	1,212	–	5,877	52	7,913	16,889
	6,048	1,492	4,070	21,681	4,225	9,816	47,332
Effect of discount/financing rates	(531)	(137)	(16)	(3,850)	(299)	(2,795)	(7,628)
31 March 2013 restated	5,517	1,355	4,054	17,831	3,926	7,021	39,704

The maturity profile of the Group’s financial derivatives (which include interest rate and foreign exchange swaps), using undiscounted cash flows, is as follows:

	2014		2013
	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	1,284	1,442	10,671	11,020
In one to two years	2,454	3,656	1,014	1,214
In two to three years	4,489	3,920	1,308	1,495
In three to four years	5,040	3,138	2,803	3,087
In four to five years	1,729	2,137	581	780
In more than five years	14,799	12,737	3,579	4,454
	29,795	27,030	19,956	22,050

The currency split of the Group’s foreign exchange derivatives is as follows:

	2014		2013
	Payable £m	Receivable £m	Payable £m	Receivable £m
Sterling	8,955	9,222	2,365	4,477
Euro	5,342	11,364	6,583	602
US dollar	10,613	4,330	348	6,130
Japanese yen	589	17	669	1,296
Other	1,880	2,765	3,945	1,768
	27,379	27,698	13,910	14,273

Payables and receivables are stated separately in the table above as settlement is on a gross basis. The £319 million (2013: £363 million) net receivable in relation to foreign exchange financial instruments in the table above is split £246 million (2013: £44 million) within trade and other payables and £565 million (2013: £407 million) within trade and other receivables.

The present value of minimum lease payments under finance lease arrangements under which the Group has leased certain of its equipment is analysed as follows:

	2014 £m	2013 £m
Within one year	21	37
In two to five years	34	42
In more than five years	69	53

142	Vodafone Group Plc Annual Report on Form 20-F 2014
Notes to the consolidated financial statements (continued)

21. Borrowings (continued)

Interest rate and currency of borrowings

Currency	Total borrowings £m	Floating rate borrowings £m	Fixed rate borrowings[1] £m	Other borrowings[2] £m
Sterling	2,801	885	1,910	6
Euro	16,225	4,557	10,220	1,448
US dollar	4,537	4,330	207	–
Other	5,638	2,768	1,988	882
31 March 2014	29,201	12,540	14,325	2,336

Sterling	2,915	955	1,951	9
Euro	10,810	5,271	5,539	–
US dollar	20,991	8,019	12,866	106
Other	4,988	2,198	1,891	899
31 March 2013 restated	39,704	16,443	22,247	1,014

Notes:

1	The weighted average interest rate for the Group’s sterling denominated fixed rate borrowings is 5.7% (2013: 5.7%). The weighted average time for which these rates are fixed is 2.5 years (2013: 3.5 years). The weighted average interest rate for the Group’s euro denominated fixed rate borrowings is 4.4% (2013: 4.3%). The weighted average time for which the rates are fixed is 2.6 years (2013: 2.4 years). The weighted average interest rate for the Group’s US dollar denominated fixed rate borrowings is 2.9% (2013: 4.3%). The weighted average time for which the rates are fixed is 5.7 years (2013: 6.3 years). The weighted average interest rate for the Group’s other currency fixed rate borrowings is 10.2% (2013: 9.6%). The weighted average time for which the rates are fixed is 1.4 years (2013: 1.5 years).
2	At 31 March 2014 other borrowings of £2,336 million include liabilities for amounts payable under the domination agreement in relation to Kabel Deutschland. At 31 March 2013 other borrowings of £1,014 million include liabilities arising under options over direct and indirect interests in Vodafone India.

The figures shown in the tables above take into account interest rate swaps used to manage the interest rate profile of financial liabilities. Interest on floating rate borrowings is generally based on national LIBOR equivalents or government bond rates in the relevant currencies.

Additional protection from euro and US dollar interest rate movements is provided by fixing interest rates or reduced by floating interest rates using interest rate swaps or interest rate futures. Cross currency interest rate swaps are used to change the currency of certain fixed interest rate cash flows.

	2014		2013		2014		2013
	US$[1]		US$[1]		EUR[1]		EUR[1]
	Interest rate futures £m	Interest rate swaps[2] £m	Interest rate futures £m	Interest rate swaps £m	Interest rate futures £m	Interest rate swaps[2] £m	Interest rate futures £m	Interest rate swaps £m
Within one year	–	(5,722)	(4,722)	2,073	(3,716)	5,814	1,677	696
In one to two years	–	(5,722)	(823)	1,703	(619)	5,814	3,164	696
In two to three years	–	(5,722)	(1,940)	1,621	1,726	5,814	5,525	696
In three to four years	–	(3,744)	2,222	148	4,979	3,806	4,254	422
In four to five years	–	(2,755)	2,632	(247)	103	2,802	6,123	105
In more than five years[3]	–	(2,605)	–	(329)	–	2,207	–	–

Notes:

1	In the table above, figures shown as positive indicate an increase in fixed interest debt and figures shown in brackets indicate a reduction in fixed interest debt.
2	Includes cross currency interest rate swaps.
3	Figures shown as “in more than five years” relate to the periods from March 2019 to December 2043 and March 2018 to December 2021, at March 2014 and March 2013 respectively.

Borrowing facilities

Committed facilities expiry

	2014		Restated 2013
	Drawn £m	Undrawn £m	Drawn £m	Undrawn £m
Within one year	590	70	1,994	298
In one to two years	451	13	1,306	50
In two to three years	171	2,643	1,288	3,569
In three to four years	565	35	559	2,794
In four to five years	–	3,188	–	–
In more than five years	1,728	582	1,037	422
31 March	3,505	6,531	6,184	7,133

At 31 March the Group’s most significant committed facilities comprised two revolving credit facilities which remain undrawn throughout the period of US$4,245 million (£2,545 million) and €3,860 million (£3,188 million) maturing in three and five years respectively. Under the terms of these bank facilities, lenders have the right, but not the obligation, to cancel their commitment 30 days from the date of notification of a change of control of the Company and have outstanding advances repaid on the last day of the current interest period. The facility agreements provide for certain structural changes that do not affect the obligations of the Company to be specifically excluded from the definition of a change of control. This is in addition to the rights of lenders to cancel their commitment if the Company has committed an event of default.

The terms and conditions of the drawn facilities in the Group’s Italian, German, Turkish and Romanian operations (€1,560 million in aggregate) and the undrawn facilities in the Group’s UK and Irish operations (totalling £450 million) are similar to those of the US dollar and euro revolving credit facilities. Further information on these facilities can be found in note 22 “Liquidity and capital resources”.

22. Liquidity and capital resources

This section includes an analysis of net debt, which we use to manage capital, and committed borrowing facilities.

Net debt

Net debt was £13.7 billion at 31 March 2014 and includes liabilities for amounts payable under the domination agreement in relation to Kabel Deutschland (£1.4 billion) and deferred spectrum licence costs in India (£1.5 billion). This decreased by £11.7 billion in the year as the proceeds from the disposal of the US sub-group including our interest in Verizon Wireless, positive free cash flow and favourable foreign exchange movements more than offset the impact of the acquisition of Kabel Deutschland, payments for licences and spectrum, equity shareholder dividends, the return of value and share buybacks.

Net debt represented 23.5% of our market capitalisation at 31 March 2014 compared to 27.8% at 31 March 2013. Average net debt at month end accounting dates over the 12 month period ended 31 March 2014 was £22.9 billion and ranged between net debt of £30.4 billion and a net surplus of funds of £2.7 billion.

Our consolidated net debt position at 31 March was as follows:

	2014 £m	Restated 2013 £m
Cash and cash equivalents	10,134	7,531

Short-term borrowings
Bonds	(1,783)	(2,133)
Commercial paper[1]	(950)	(4,054)
Put options over non-controlling interests	(2,330)	(938)
Bank loans	(1,263)	(2,438)
Other short-term borrowings[2]	(1,421)	(2,237)
	(7,747)	(11,800)

Long-term borrowings
Put options over non-controlling interests	(6)	(77)
Bonds, loans and other long-term borrowings	(21,448)	(27,827)
	(21,454)	(27,904)
Other financial instruments[3]	5,367	6,819
Net debt	(13,700)	(25,354)

Notes:

1	At 31 March 2014 US$578 million was drawn under the US commercial paper programme and €731 million was drawn under the euro commercial paper programme.
2	At 31 March 2014 the amount includes £1,185 million (2013: £1,151 million) in relation to cash received under collateral support agreements.
3	Comprises mark-to-market adjustments on derivative financial instruments which are included as a component of trade and other receivables (2014: £2,443 million; 2013: £3,032 million) and trade and other payables (2014: £881 million; 2013: £1,101 million) and short-term investments primarily in index linked government bonds and managed investment funds included as a component of other investments (2014: £3,805 million; 2013: £4,888 million).

144	Vodafone Group Plc Annual Report on Form 20-F 2014
Notes to the consolidated financial statements (continued)

22. Liquidity and capital resources (continued)

At 31 March 2014 we had £10,134 million of cash and cash equivalents which are held in accordance with the counterparty and settlement risk limits of the Board approved treasury policy. The main forms of liquid investment at 31 March 2014 were managed investment funds, money market funds, UK index linked government bonds, tri-party repurchase agreements and bank deposits.

The cash received from collateral support agreements mainly reflects the value of our interest rate swap portfolio which is substantially net present value positive. See note 23 for further details on these agreements.

Commercial paper programmes

We currently have US and euro commercial paper programmes of US$15 billion and £5 billion respectively which are available to be used to meet short-term liquidity requirements. At 31 March 2014 amounts external to the Group of €731 million (£604 million) were drawn under the euro commercial paper programme and US$578 million (£346 million) were drawn down under the US commercial paper programme, with such funds being provided by counterparties external to the Group. At 31 March 2013 amounts external to the Group of €2,006 million (£1,693 million), US$35 million (£23 million), £10 million and JPY 5 billion (£35 million) were drawn under the euro commercial paper programme and US$3,484 million (£2,293 million) was drawn down under the US commercial paper programme. The commercial paper facilities were supported by US$4.2 billion (£2.5 billion) and €3.9 billion (£3.2 billion) of syndicated committed bank facilities (see “Committed facilities” opposite). No amounts had been drawn under either bank facility.

Bonds

We have a €30 billion euro medium-term note programme and a US shelf programme which are used to meet medium to long-term funding requirements. At 31 March 2014 the total amounts in issue under these programmes split by currency were US$14.6 billion, £2.6 billion and €6.2 billion.

At 31 March 2014 we had bonds outstanding with a nominal value of £16,979 million (2013: £22,837 million). No bonds were issued in the year ended 31 March 2014.

Share buyback programmes

Following the receipt of a US$3.8 billion (£2.4 billion) dividend from Verizon Wireless in December 2012, we initiated a £1.5 billion share buyback programme under the authority granted by our shareholders at the 2012 annual general meeting. The Group placed irrevocable purchase instructions to enable shares to be repurchased on our behalf when we may otherwise have been prohibited from buying in the market. The share buyback programme concluded at the end of June 2013.

Details of the shares purchased under the programme, including those purchased under irrevocable instructions, are shown below:

Date of share purchase	Number of shares purchased1, ’000	[4]	Average price paid per share inclusive of transaction costs Pence	Total number of shares purchased under publicly announced share buyback programme ’000	[2]	Maximum value of shares that may yet be purchased under the programme £m	[3]
April 2013	43,000		192.54	314,651		968
May 2013	204,750		196.09	519,401		567
June 2013	304,300		180.52	823,701		–
Total	552,050		187.23	823,701		–

Notes:

1	The nominal value of shares purchased is 11 3/7 US cents each.
2	No shares were purchased outside the publicly announced share buyback programme.
3	In accordance with authorities granted by shareholders in general meeting.
4	The total number of shares purchased represents 1.1% of our issued share capital, excluding treasury shares, at the end of June 2013.

The Group held a maximum of 5,099 million shares during the year which represents 9.5% of issued share capital at that time.

Committed facilities

In aggregate we have committed facilities of approximately £10,033 million, of which £6,530 million was undrawn and £3,503 million was drawn at 31 March 2014. The following table summarises the committed bank facilities available to us at 31 March 2014.

Committed bank facilities	Amounts drawn	Terms and conditions
28 March 2014
€3.9 billion syndicated revolving credit facility, maturing 28 March 2019.	No drawings have been made against this facility. The facility supports our commercial paper programmes and may be used for general corporate purposes including acquisitions.

Lenders have the right, but not the obligation, to cancel their commitments and have outstanding advances repaid no sooner than 30 days after notification of a change of control. This is in addition to the rights of lenders to cancel their commitment if we commit an event of default; however, it should be noted that a material adverse change clause does not apply.

The euro facility agreements provide for certain structural changes that do not affect the obligations to be specifically excluded from the definition of a change of control.

The facility matures on 28 March 2019, with each lender having the option to (i) extend the Facility for a further year prior to the first anniversary of the Facility and should such extension be exercised, to (ii) extend the Facility for a further year prior to the second anniversary of the Facility, in both cases if requested by the Company.

9 March 2011
US$4.2 billion syndicated revolving credit facility, with US$0.1 billion maturing 9 March 2016 and US$4.1 billion maturing 9 March 2017.	No drawings have been made against this facility. The facility supports our commercial paper programmes and may be used for general corporate purposes including acquisitions.
27 November 2013
£0.5 billion loan facility, maturing on the seven year anniversary of the first drawing.	This facility is undrawn and has an availability period of eighteen months. The facility is available to finance a project to upgrade and expand the network in the UK and Ireland.	As the syndicated revolving credit facilities with the addition that, should our UK and Irish operating companies spend less than the equivalent of £0.9 billion on capital expenditure, we will be required to repay the drawn amount of the facility that exceeds 50% of the capital expenditure.
28 July 2008
€0.4 billion loan facility, maturing 12 August 2015.	This facility was drawn down in full on 12 August 2008.	As the syndicated revolving credit facilities with the addition that, should our Italian operating company spend less than the equivalent of €1.5 billion on capital expenditure, we will be required to repay the drawn amount of the facility that exceeds 18% of the capital expenditure.
15 September 2009
€0.4 billion loan facility, maturing 30 July 2017, for the German virtual digital subscriber line (‘VDSL’) project.	This facility was drawn down in full on 30 July 2010.	As the syndicated revolving credit facilities with the addition that, should our German operating company spend less than the equivalent of €0.8 billion on VDSL related capital expenditure, we will be required to repay the drawn amount of the facility that exceeds 50% of the VDSL capital expenditure.
29 September 2009
US$0.7 billion export credit agency loan facility, final maturity date 19 September 2018.	This facility is fully drawn down and is amortising.	As the syndicated revolving credit facilities with the addition that the Company was permitted to draw down under the facility based upon the eligible spend with Ericsson up until the final draw down date of 30 June 2011. Quarterly repayments of the drawn balance commenced on 30 June 2012 with a final maturity date of 19 September 2018.
8 December 2011
€0.4 billion loan facility, maturing on the seven year anniversary of the first drawing.	This facility was drawn down in full on 5 June 2013.	As the syndicated revolving credit facilities with the addition that, should our Italian operating company spend less than the equivalent of €1.3 billion on capital expenditure, we will be required to repay the drawn amount of the facility that exceeds 50% of the capital expenditure.
20 December 2011
€0.3 billion loan facility, maturing 18 September 2019.	This facility was drawn down in full on 18 September 2012.	As the syndicated revolving credit facilities with the addition that, should our Turkish and Romanian operating companies spend less than the equivalent of €1.3 billion on capital expenditure, we will be required to repay the drawn amount of the facility that exceeds 50% of the capital expenditure.
4 March 2013
€0.1 billion loan facility, maturing 4 December 2020.	This facility was drawn down in full on 4 December 2013.

146	Vodafone Group Plc Annual Report on Form 20-F 2014
Notes to the consolidated financial statements (continued)

22. Liquidity and capital resources (continued)

Furthermore, certain of our subsidiaries are funded by external facilities which are non-recourse to any member of the Group other than the borrower. These facilities may only be used to fund their operations. At 31 March 2014 Vodafone India had facilities of INR 207 billion (£2.1 billion) of which INR 179 billion (£1.8 billion) was drawn. Vodafone Egypt had an undrawn revolving credit facility of US$120 million (£71 million) . Vodacom had fully drawn facilities of ZAR 1.0 billion (£57 million) and US$37 million (£22 million). Ghana had a facility of US$217 million (£130 million) which was fully drawn.

We believe that we have sufficient funding for our expected working capital requirements for at least the next 12 months. Further details regarding the maturity, currency and interest rates of the Group’s gross borrowings at 31 March 2014 are included in note 21 “Borrowings”.

Dividends from associates and to non-controlling shareholders

Dividends from our associates are generally paid at the discretion of the Board of directors or shareholders of the individual operating and holding companies and we have no rights to receive dividends except where specified within certain of the Group’s shareholders’ agreements. Similarly, other than ongoing dividend obligations to the KDG minority shareholders should they continue to hold their minority stake, we do not have existing obligations under shareholders’ agreements to pay dividends to non-controlling interest partners of our subsidiaries or joint ventures.

The amount of dividends received and paid in the year are disclosed in the consolidated statement of cash flows.

Potential cash outflows from option agreements and similar arrangements

In respect of our interest in Vodafone India Limited (‘VIL’), Piramal Healthcare (‘Piramal’) acquired approximately 11% shareholding in VIL from Essar during the 2012 financial year. In April 2014 Piramal sold its total shareholding in VIL to Vodafone Group. The combined consideration for these shares and the indirect equity interest held by Analjit Singh and Neelu Analjit Singh (completed in March 2014) was £1.0 billion.

Under the terms of the sale and purchase agreement governing the disposal of the US Group, including the 45% interest in Verizon Wireless, the Group retains the responsibility for any tax liabilities of the US Group, excluding those relating to the Verizon Wireless partnership, for periods up to the completion of the transaction on 21 February 2014.

Off-balance sheet arrangements

We do not have any material off-balance sheet arrangements as defined in item 5.E.2. of the SEC’s Form 20-F. Please refer to notes 29 and 30 for a discussion of our commitments and contingent liabilities.

23. Capital and financial risk management

This note details our treasury management and financial risk management objectives and policies, as well as the exposure and sensitivity of the Group to credit, liquidity, interest and foreign exchange risk, and the policies in place to monitor and manage these risks.

Accounting policies

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

Derivative financial instruments are initially measured at fair value on the contract date and are subsequently remeasured to fair value at each reporting date. The Group designates certain derivatives as:

g	hedges of the change of fair value of recognised assets and liabilities (“fair value hedges”); or

g	hedges of highly probable forecast transactions or hedges of foreign currency or interest rate risks of firm commitments (“cash flow hedges”); or

g	hedges of net investments in foreign operations.

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

When hedge accounting is discontinued, any gain or loss recognised in other comprehensive income at that time remains in equity and is recognised in the income statement when the hedged transaction is ultimately recognised in the income statement. If a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognised immediately in the income statement.

Net investment hedges

Exchange differences arising from the translation of the net investment in foreign operations are recognised directly in equity. Gains and losses on those hedging instruments (which include bonds, commercial paper, cross currency swaps and foreign exchange contracts) designated as hedges of the net investments in foreign operations are recognised in equity to the extent that the hedging relationship is effective; these amounts are included in exchange differences on translation of foreign operations as stated in the statement of comprehensive income. Gains and losses relating to hedge ineffectiveness are recognised immediately in the income statement for the period. Gains and losses accumulated in the translation reserve are included in the income statement when the foreign operation is disposed of.

Capital management

The following table summarises the capital of the Group:

	2014 £m	Restated 2013 £m
Financial assets:
Cash and cash equivalents	(10,134)	(7,531)
Fair value through the income statement (held for trading)	(5,293)	(6,803)
Derivative instruments in designated hedge relationships	(955)	(1,117)
Financial liabilities:
Fair value through the income statements (held for trading)	471	1,057
Derivative instruments in designated hedge relationships	410	44
Financial liabilities held at amortised cost	29,201	39,704
Net debt	13,700	25,354
Equity	71,781	72,488
Capital	85,481	97,842

The Group’s policy is to borrow centrally using a mixture of long-term and short-term capital market issues and borrowing facilities to meet anticipated funding requirements. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries. The Board has approved three internal debt protection ratios being: net interest to operating cash flow (plus dividends from associates); retained cash flow (operating cash flow plus dividends from associates less interest, tax, dividends to non-controlling shareholders and equity dividends) to net debt; and operating cash flow (plus dividends from associates) to net debt. These internal ratios establish levels of debt that the Group should not exceed other than for relatively short periods of time and are shared with the Group’s debt rating agencies being Moody’s, Fitch Ratings and Standard & Poor’s. The Group complied with these ratios throughout the financial year and we expect these ratios to be complied with in the next 12 months.

148	Vodafone Group Plc Annual Report on Form 20-F 2014
Notes to the consolidated financial statements (continued)

23. Capital and financial risk management (continued)

Financial risk management

The Group’s treasury function provides a centralised service to the Group for funding, foreign exchange, interest rate management and counterparty risk management.

Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by the Board, most recently on 27 March 2012. A treasury risk committee comprising of the Group’s Chief Financial Officer, Group General Counsel and Company Secretary, Group Financial Controller, Group Treasury Director and Director of Financial Reporting meets three times a year to review treasury activities and its members receive management information relating to treasury activities on a quarterly basis. The Group’s accounting function, which does not report to the Group Treasury Director, provides regular update reports of treasury activity to the Board. The Group’s internal auditor reviews the internal control environment regularly.

The Group uses a number of derivative instruments for currency and interest rate risk management purposes only that are transacted by specialist treasury personnel. The Group mitigates banking sector credit risk by the use of collateral support agreements.

Credit risk

The Group considers its exposure to credit risk at 31 March to be as follows:

	2014 £m	Restated 2013 £m
Bank deposits	1,498	1,304
Repurchase agreements	4,799	2,550
Cash held in restricted deposits	524	404
UK government bonds	852	1,076
Money market fund investments	3,648	3,494
Derivative financial instruments	2,443	3,032
Other investments – debt and bonds	5,525	3,427
Trade receivables	3,859	3,317
Other receivables	1,546	1,765
Short-term securitised investments	1,019	826
	25,713	21,195

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

The Group has investments in repurchase agreements which are fully collateralised investments. The collateral is sovereign and supranational debt of major EU countries with at least one AAA rating denominated in euros, sterling and US dollars and can be readily converted to cash. In the event of any default, ownership of the collateral would revert to the Group. Detailed below is the value of the collateral held by the Group at 31 March 2014.

	2014 £m	Restated 2013 £m
Sovereign	4,464	2,081
Supranational	335	469
	4,799	2,550

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

In the event of any default ownership of the cash collateral would revert to the respective holder at that point. Detailed below is the value of the cash collateral, which is reported within short-term borrowings, held by the Group at 31 March 2014:

	2014 £m	2013 £m
Cash collateral	1,185	1,151

The majority of the Group’s trade receivables are due for maturity within 90 days and largely comprise amounts receivable from consumers and business customers. At 31 March 2014 £2,360 million (2013: £1,733 million) of trade receivables were not yet due for payment. Total trade receivables consisted of £1,219 million (2013: £1,265 million) relating to the Europe region, and £280 million (2013: £319 million) relating to the AMAP region. Accounts are monitored by management and provisions for bad and doubtful debts raised where it is deemed appropriate.

The following table presents ageing of receivables that are past due and provisions for doubtful receivables that have been established.

			2014			Restated 2013
	Gross receivables £m	Less provisions £m	Net receivables £m	Gross receivables £m	Less provisions £m	Net receivables £m
30 days or less	1,327	(356)	971	1,460	(390)	1,070
Between 31–60 days	218	(27)	191	166	(14)	152
Between 61–180 days	187	(53)	134	222	(44)	178
Greater than 180 days	516	(313)	203	609	(424)	185
	2,248	(749)	1,499	2,457	(872)	1,585

Concentrations of credit risk with respect to trade receivables are limited given that the Group’s customer base is large and unrelated. Due to this management believes there is no further credit risk provision required in excess of the normal provision for bad and doubtful receivables. Amounts charged to administrative expenses during the year ended 31 March 2014 were £347 million (2013: £360 million; 2012: £357 million) (see note 15 “Trade and other receivables”).

As discussed in note 30 “Contingent liabilities”, the Group has covenanted to provide security in favour of the Trustee of the Vodafone Group UK Pension Scheme in respect of the funding deficit in the scheme. The security takes the form of an English law pledge over UK index linked government bonds.

Liquidity risk

At 31 March 2014 the Group had €3.9 billion and US$4.2 billion syndicated committed undrawn bank facilities and US$15 billion and £5 billion commercial paper programmes, supported by the €3.9 billion and US$4.2 billion syndicated committed bank facilities, available to manage its liquidity. The Group uses commercial paper and bank facilities to manage short-term liquidity and manages long-term liquidity by raising funds in the capital markets.

The €3.9 billion syndicated committed facility has a maturity date of 28 March 2019 with the option to (i) extend the facility for a further year prior to the first anniversary of the facility and should such extension be exercised, to (ii) extend the Facility for a further year prior to the second anniversary of the Facility, in both cases if requested by the Company. The US$4.1 billion syndicated committed facility has a maturity of 9 March 2017; the remaining US$0.1 billion has a maturity of 9 March 2016. Both facilities have remained undrawn throughout the financial year and since year end and provide liquidity support.

The Group manages liquidity risk on long-term borrowings by maintaining a varied maturity profile with a cap on the level of debt maturing in any one calendar year, therefore minimising refinancing risk. Long-term borrowings mature between one and 29 years.

Liquidity is reviewed daily on at least a 12 month rolling basis and stress tested on the assumption that all commercial paper outstanding matures and is not reissued. The Group maintains substantial cash and cash equivalents which at 31 March 2014, amounted to £10,134 million (2013: £7,531 million).

150	Vodafone Group Plc Annual Report on Form 20-F 2014
Notes to the consolidated financial statements (continued)

23. Capital and financial risk management (continued)

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

For each one hundred basis point fall or rise in market interest rates for all currencies in which the Group had borrowings at 31 March 2014 there would be a reduction or increase in profit before tax by approximately £42 million (2013: increase or reduce by £144 million) including mark-to-market revaluations of interest rate and other derivatives and the potential interest on outstanding tax issues. There would be no material impact on equity.

Foreign exchange management

As Vodafone’s primary listing is on the London Stock Exchange its share price is quoted in sterling. Since the sterling share price represents the value of its future multi-currency cash flows, principally in euro, South African rand, Indian rupee and sterling, the Group maintains the currency of debt and interest charges in proportion to its expected future principal multi-currency cash flows and has a policy to hedge external foreign exchange risks on transactions denominated in other currencies above certain de minimis levels. As the Group’s future cash flows are increasingly likely to be derived from emerging markets it is likely that a greater proportion of debt in emerging market currencies will be drawn.

The disposal of our US Group in February 2014 necessitated a restructuring of the Group’s outstanding US dollar debt, which was achieved via i) the repayment of certain US dollar debt obligations and ii) the use of cross currency swaps to eliminate the US dollar currency risk on certain remaining US dollar debt items. Prior to the disposal date a significant proportion of the Group’s future value was derived from its US assets. Going forward the Group will only hold US dollar debt to hedge future US dollar receipts, which primarily consist of floating rate notes as issued by Verizon Communications, received as part of the disposal consideration.

At 31 March 2014, 164% of net debt was denominated in currencies other than sterling (96% euro, 37% India rupee 19% US dollar and 12% other) while 64% of net debt had been purchased forward in sterling in anticipation of sterling denominated shareholder returns via dividends. This allows euro, US dollar and other debt to be serviced in proportion to expected future cash flows and therefore provides a partial hedge against income statement translation exposure, as interest costs will be denominated in foreign currencies.

Under the Group’s foreign exchange management policy, foreign exchange transaction exposure in Group companies is generally maintained at the lower of €5 million per currency per month or €15 million per currency over a six month period.

The Group recognises foreign exchange movements in equity for the translation of net investment hedging instruments and balances treated as investments in foreign operations. However, there is no net impact on equity for exchange rate movements on net investment hedging instruments as there would be an offset in the currency translation of the foreign operation.

The following table details the Group’s sensitivity of the Group’s adjusted operating profit to a strengthening of the Group’s major currency in which it transacts. The percentage movement applied to the currency is based on the average movements in the previous three annual reporting periods. Amounts are calculated by retranslating the operating profit of each entity whose functional currency is euro.

2014 £m
Euro 3% change – Adjusted operating profit	60

At 31 March 2013, sensitivity of the Group’s adjusted operating profit was analysed for a strengthening of the euro by 3% and the US dollar by 4%, which represented movements of £106 million and £257 million respectively.

Equity risk

The Group has equity investments, which are subject to equity risk. See note 13 “Other investments” for further details.

Fair value of financial instruments

The table below sets out the valuation basis1 of financial instruments held at fair value by the Group at 31 March 2014.

	Level 1[2]		Level 2[3]		Total
	2014 £m	Restated 2013 £m	2014 £m	Restated 2013 £m	2014 £m	Restated 2013 £m
Financial assets:
Fair value through the income statement (held for trading)	–	–	3,792	4,836	3,792	4,836
Derivative financial instruments:
Interest rate swaps	–	–	1,871	2,625	1,871	2,625
Cross currency interest rate swaps	–	–	504	319	504	319
Foreign exchange contracts	–	–	68	88	68	88
Interest rate futures	–	–	13	52	13	52
	–	–	6,248	7,920	6,248	7,920
Financial investments available-for-sale:
Listed equity securities[4]	6	3	–	–	6	3
Unlisted equity securities[4]	–	–	154	498	154	498
	6	3	154	498	160	501
	6	3	6,402	8,418	6,408	8,421
Financial liabilities:
Derivative financial instruments:
Interest rate swaps	–	–	635	1,060	635	1,057
Cross currency interest rate swaps	–	–	217	–	217	–
Foreign exchange contracts	–	–	29	44	29	44
	–	–	881	1,104	881	1,101

Notes:

1	There were no changes made during the year to valuation methods or the processes to determine classification and no transfers were made between the levels in the fair value hierarchy.
2	Level 1 classification comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets for identical assets or liabilities.
3	Level 2 classification comprises where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Fair values for unlisted equity securities are derived from observable quoted market prices for similar items. Derivative financial instrument fair values are present values determined from future cash flows discounted at rates derived from market sourced data.
4	Details of listed and unlisted equity securities are included in note 13 “Other Investments”.

Offsetting of financial assets and financial liabilities

Financial assets and liabilities included in the table above do not meet the required criteria to offset in the balance sheet but derivative financial assets at 31 March of up to £678 million (2013: £857 million) would be settled net in certain circumstances under ISDA (International Swaps and Derivatives Association) agreements where each party has the option to settle amounts on a net basis in the event of default from the other. Under the Group’s collateral support agreements described above, under “credit risk” collateral has been posted of £130 million (2013: £117 million) and received of £1,185 million (2013: £1,151 million). Collateral may be offset and net settled against derivative financial instruments in the event of default by either party. The aforementioned collateral balances are recorded in “other short-term investments” or “short-term debt” respectively.

24. Directors and key management compensation

This note details the total amounts earned by the Company’s directors and members of the Executive Committee.

Directors

Aggregate emoluments of the directors of the Company were as follows:

	2014 £m	Restated 2013 £m	Restated 2012 £m
Salaries and fees	4	5	5
Incentive schemes[1]	2	2	3
Other benefits[2]	1	1	1
	7	8	9

Notes:

1	Amounts payable under incentive schemes have been restated to exclude £5 million and £1 million of cash in lieu of long-term incentive scheme dividends for the years ended 31 March 2013 and 31 March 2012, respectively.
2	Includes the value of the cash allowance taken by some individuals in lieu of pension contributions.

The aggregate gross pre-tax gain made on the exercise of share options in the year ended 31 March 2014 by directors who served during the year was £4 million (2013: £2 million; 2012: £nil).

152	Vodafone Group Plc Annual Report on Form 20-F 2014
Notes to the consolidated financial statements (continued)

24. Directors and key management compensation (continued)

Key management compensation

Aggregate compensation for key management, being the directors and members of the Executive Committee, was as follows:

	2014 £m	Restated 2013 £m	Restated 2012 £m
Short-term employee benefits[1]	17	17	16
Share-based payments	21	23	26
	38	40	42

Notes:

1	Amounts payable under short-term employee benefits have been restated to exclude £8 million and £2 million of cash in lieu of long-term incentive scheme dividends for the years ended 31 March 2013 and 31 March 2012, respectively.

25. Employees

This note shows the average number of people employed by the Group during the year, in which areas of our business our employees work and where they are based. It also shows total employment costs.

	2014 Employees	Restated 2013 Employees	Restated 2012 Employees
By activity:
Operations	14,947	13,736	12,952
Selling and distribution	31,342	29,658	27,190
Customer care and administration	42,857	39,198	37,003
	89,146	82,592	77,145

By segment:
Germany	10,623	11,088	12,115
Italy	1,123	–	–
Spain	3,552	4,223	4,379
UK	12,979	8,319	8,151
Other Europe	15,392	19,995	16,668
Europe	43,669	43,625	41,313

India	11,925	11,339	10,704
Vodacom	7,176	7,311	7,437
Other Africa, Middle East and Asia Pacific	16,002	12,659	11,431
Africa, Middle East and Asia Pacific	35,103	31,309	29,572

Non-Controlled Interests and Common Functions	10,374	7,658	6,260
Total	89,146	82,592	77,145

The cost incurred in respect of these employees (including directors) was:
	2014 £m	Restated 2013 £m	Restated 2012 £m
Wages and salaries	3,261	2,989	2,774
Social security costs	364	350	323
Other pension costs (note 26)	158	157	122
Share-based payments (note 27)	92	124	133
	3,875	3,620	3,352

The Group has dialogue with recognised labour unions if required. In particular there are regular meetings with the Vodafone Employee Consultative Council (the ‘EECC’). The delegates of this body are locally elected Vodafone employee representatives, most of them union and works council members.

There has been no material disruption to operations as a result of union activity during the financial year.

26. Post employment benefits

We operate a number of defined benefit and defined contribution pension plans for our employees. The Group’s largest defined benefit schemes are in the UK. For further details see “Critical accounting judgements” in note 1 “Basis of preparation” to the consolidated financial statements.

Accounting policies

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

Other movements in the net surplus or deficit are recognised in the income statement, including the current service cost, any past service cost and the effect of any curtailment or settlements. The interest cost less the expected return on assets is also charged to the income statement. The amount charged to the income statement in respect of these plans is included within operating costs or in the Group’s share of the results of equity accounted operations, as appropriate.

The Group’s contributions to defined contribution pension plans are charged to the income statement as they fall due.

Cumulative actuarial gains and losses at 1 April 2004, the date of transition to IFRS, were recognised in the statement of financial position.

Background

At 31 March 2014 the Group operated a number of pension plans for the benefit of its employees throughout the world, with varying rights and obligations depending on the conditions and practices in the countries concerned. The Group’s pension plans are provided through both defined benefit and defined contribution arrangements. Defined benefit schemes provide benefits based on the employees’ length of pensionable service and their final pensionable salary or other criteria. Defined contribution schemes offer employees individual funds that are converted into benefits at the time of retirement.

The Group operates defined benefit schemes in Germany, Ghana, India, Ireland, Italy, the UK and the United States. Defined contribution pension schemes are currently provided in Australia, Egypt, Germany, Greece, Hungary, India, Ireland, Italy, the Netherlands, New Zealand, Portugal, South Africa, Spain and the UK.

Income statement expense

	2014 £m	Restated 2013 £m	Restated 2012 £m
Defined contribution schemes	124	118	113
Defined benefit schemes	34	39	9
Total amount charged to income statement (note 25)	158	157	122

Defined benefit schemes

The Group’s principal defined benefit pension schemes are in the UK (the ‘UK Schemes’), being the Vodafone Group Pension Scheme (‘Vodafone UK plan’) and the Cable & Wireless Worldwide Retirement Plan (‘CWWRP’). The Vodafone UK plan and the CWWRP plan closed to future accrual on 31 March 2010 and 30 November 2013, respectively. Until 30 November 2013 the CWWRP allowed employees to accrue a pension at a rate of 1/85th of their final salary for each year of service until the retirement age of 60 with a maximum pension of two thirds of final salary. Employees contributed 5% of their salary into the scheme. The CWWRP is expected to merge with the Vodafone UK plan during the second quarter of 2014.

The defined benefit plans are administered by Trustee Boards that are legally separated from the Group. The Trustee Board of each pension fund consists of representatives who are employees, former employees or are independent from the Company. The Board of the pension funds are required by law to act in the best interest of the plan participants and are responsible for setting certain policies, such as investment and contribution policies and the governance of the fund.

The defined benefit pension schemes expose the Group to actuarial risks such as longer than expected longevity of members, lower than expected return on investments and higher than expected inflation, which may increase the liabilities or reduce the value of assets of the plans.

154	Vodafone Group Plc Annual Report on Form 20-F 2014
Notes to the consolidated financial statements (continued)

26. Post employment benefits (continued)

Actuarial assumptions

The Group’s scheme liabilities are measured using the projected unit credit method using the principal actuarial assumptions set out below:

	2014%	2013%	2012%
Weighted average actuarial assumptions used at 31 March[1]:
Rate of inflation[2]	3.2	3.3	3.0
Rate of increase in salaries	3.1	3.8	2.9
Discount rate	4.2	4.3	4.7

Notes:

1	Figures shown represent a weighted average assumption of the individual schemes.
2	The rate of increase in pensions in payment and deferred payment is the rate of inflation.

Mortality assumptions used are based on recommendations from the individual scheme actuaries which include adjustments for the experience of the Group where appropriate. The largest schemes in the Group are the UK schemes. Further life expectancies assumed for the UK schemes (Vodafone UK plan only in 2012) are 23.3 /24.7 years (2013: 23.6/25.3 years; 2012: 23.6/24.4 years) for a male/female pensioner currently aged 65 and 25.9/27.5 years (2013: 26.8/27.9 years; 2012: 27.2/26.7 years) from age 65 for a male/female non-pensioner member currently aged 40.

Charges made to the consolidated income statement and consolidated statement of comprehensive income (‘SOCI’) on the basis of the assumptions stated above are:

	2014 £m	Restated 2013 £m	Restated 2012 £m
Current service cost	14	27	12
Net interest charge/(credit)	20	12	(3)
Total included within staff costs	34	39	9
Actuarial (gains)/losses recognised in the SOCI	(57)	238	352

Fair value of the assets and present value of the liabilities of the schemes

The amount included in the statement of financial position arising from the Group’s obligations in respect of its defined benefit schemes is as follows:

	2014 £m	Restated 2013 £m	Restated 2012 £m
Movement in pension assets:
1 April	3,723	1,604	1,558
Exchange rate movements	(13)	6	(22)
Interest income	162	125	86
Return on plan assets excluding interest income	(114)	210	(17)
Employer cash contributions	51	100	31
Member cash contributions	7	8	6
Benefits paid	(81)	(60)	(39)
Assets assumed in business combinations	–	1,730	–
Other movements	107	–	1
31 March	3,842	3,723	1,604

Movement in pension liabilities:
1 April	4,251	1,865	1,501
Exchange rate movements	(17)	9	(30)
Service cost	14	27	12
Interest cost	182	137	83
Member cash contributions	7	8	6
Remeasurements:
Actuarial losses/(gains) arising from changes in demographic assumptions	(35)	–	–
Actuarial losses/(gains) arising from changes in financial assumptions	(44)	441	314
Actuarial losses/(gains) arising from experience adjustments	(92)	7	21
Benefits paid	(81)	(60)	(39)
Liabilities assumed in business combinations	121	1,772	2
Other movements	85	45	(5)
31 March	4,391	4,251	1,865

An analysis of net (deficit)/assets is provided below for the Group’s two largest defined benefit pension schemes in the UK and for the Group as a whole.

	CWWRP		Vodafone UK plan					Group
	2014 £m	2013 £m	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m	2014 £m	Restated 2013 £m	Restated 2012 £m	Restated 2011 £m	Restated 2010 £m
Analysis of net (deficit)/assets:
Total fair value of scheme assets	1,780	1,827	1,343	1,328	1,218	1,180	1,131	3,842	3,723	1,604	1,558	1,487
Present value of funded scheme liabilities	(1,732)	(1,874)	(1,677)	(1,647)	(1,444)	(1,127)	(1,276)	(4,325)	(4,239)	(1,853)	(1,488)	(1,625)
Net (deficit)/assets for funded schemes	48	(47)	(334)	(319)	(226)	53	(145)	(483)	(516)	(249)	70	(138)
Present value of unfunded scheme liabilities	–	–	–	–	–	–	–	(66)	(12)	(12)	(13)	(15)
Net (deficit)/assets	48	(47)	(334)	(319)	(226)	53	(145)	(549)	(528)	(261)	57	(153)
Net (deficit)/assets are analysed as:
Assets	48	–	–	–	–	53	–	35	52	31	97	34
Liabilities	–	(47)	(334)	(319)	(226)	–	(145)	(584)	(580)	(292)	(40)	(187)

156	Vodafone Group Plc Annual Report on Form 20-F 2014
Notes to the consolidated financial statements (continued)

26. Post employment benefits (continued)

Funding plans are individually agreed for each of the Group’s defined benefit pension schemes with the respective trustees, taking into account local regulatory requirements. It is expected that contributions of £400 million will be paid into the Group’s defined benefit pension schemes during the year ending 31 March 2015, including a special one-off contribution of £325 million payable into the Vodafone UK plan and £40 million into the CWWRP in April 2014. These one-off contributions represent accelerated funding amounts that would have been due for each scheme over the period to 31 March 2020. The Group has also provided certain guarantees in respect of the UK schemes; further details are provided in note 30, “Contingent liabilities”.

Duration of the benefit obligations

The weighted average duration of the defined benefit obligation at 31 March 2014 is 21.7 years (2013: 21.4 years, 2012: 23.6 years).

Fair value of pension assets

	2014 £m	2013 £m
Cash and cash equivalents	65	117
Equity investments:
With quoted prices in an active market	1,318	1,310
Without quoted prices in an active market	102	129
Debt instruments:
With quoted prices in an active market	1,320	1,129
Without quoted prices in an active market	–	–
Property	20	36
Derivatives[1]	541	485
Annuity policies	476	517
Total	3,842	3,723

Note:

1	Derivatives include collateral held in the form of cash.

The schemes have no direct investments in the Group’s equity securities or in property currently used by the Group.

Each of the plans manage risks through a variety of methods and strategies including equity protection, to limit downside risk in falls in equity markets, inflation and interest rate hedging and, in the CWWRP, a substantial insured pensioner buy-in policy.

The actual return on plan assets over the year to 31 March 2014 was £48 million (2013: £335 million).

Sensitivity analysis

Measurement of the Group’s defined benefit retirement obligation is sensitive to changes in certain key assumptions. The sensitivity analysis below shows how a reasonably possible increase or decrease in a particular assumption would, in isolation, result in an increase or decrease in the present value of the defined benefit obligation as at 31 March 2014.

	Rate of inflation		Rate of increase in salaries		Discount rate		Life expectancy
	Decrease by 0.5% £m	Increase by 0.5% £m	Decrease by 0.5% £m	Increase by 0.5% £m	Decrease by 0.5% £m	Increase by 0.5% £m	Increase by 1 year £m	Decrease by 1 year £m
(Decrease)/increase in present value of defined obligation	(349)	382	(18)	20	512	(439)	103	(103)

The sensitivity analysis may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation of one another.

In presenting this sensitivity analysis, the present value of the defined benefit obligation has been calculated on the same basis as prior years using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognised in the statement of financial position.

27. Share-based payments

We have a number of share plans used to award shares to directors and employees as part of their remuneration package. A charge is recognised over the vesting period in the consolidated income statement to record the cost of these, based on the fair value of the award on the grant date.

Accounting policies

The Group issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the shares that will eventually vest and adjusted for the effect of non-market-based vesting conditions. A corresponding increase in retained earnings is also recognised.

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

Share options

Vodafone Group executive plans

No share options have been granted to any directors or employees under the Company’s discretionary share option plans in the year ended 31 March 2014.

There are options outstanding under the Vodafone Group 1999 Long-Term Stock Incentive Plan and the Vodafone Global Incentive Plan. These options are normally exercisable between three and ten years from the date of grant. The vesting of some of these options was subject to satisfaction of performance conditions. Grants made to US employees are made in respect of ADSs.

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

158	Vodafone Group Plc Annual Report on Form 20-F 2014
Notes to the consolidated financial statements (continued)

27. Share-based payments (continued)

Movements in outstanding ordinary share and ADS options

			ADS options		Ordinary share options
	2014 Millions	2013 Millions	2012 Millions	2014 Millions	2013 Millions	2012 Millions
1 April	–	1	1	40	84	171
Granted during the year	–	–	–	12	7	5
Forfeited during the year	–	–	–	(1)	(1)	(1)
Exercised during the year	–	(1)	–	(22)	(41)	(55)
Expired during the year	–	–	–	(2)	(9)	(36)
31 March	–	–	1	27	40	84

Weighted average exercise price:
1 April	US$22.16	US$15.20	US$14.82	£1.41	£1.18	£1.32
Granted during the year	–	–	–	£1.49	£1.45	£1.31
Forfeited during the year	–	–	–	£1.34	£1.64	£1.07
Exercised during the year	US$29.31	US$13.88	–	£1.43	£1.05	£1.37
Expired during the year	–	–	–	£1.37	£0.98	£1.56
31 March	–	US$22.16	US$15.20	£1.42	£1.41	£1.18
Summary of options outstanding and exercisable at 31 March 2014
			Outstanding		Exercisable
	Outstanding shares Millions	Weighted average exercise price	Weighted average remaining contractual life Months	Exercisable shares Millions	Weighted average exercise price	Weighted average remaining contractual life Months
Vodafone Group savings related and Sharesave Plan:
£0.01–£1.00	2	£0.94	11	–	–	–
£1.01–£2.00	21	£1.43	37	–	–	–
	23	£1.38	34	–	–	–
Vodafone Group 1999 Long-Term Stock Incentive Plan:
£1.01–£2.00	4	£1.60	34	4	£1.60	34

Share awards

Movements in non-vested shares are as follows:
	2014			2013		2012
	Millions	Weighted average fair value at grant date	Millions	Weighted average fair value at grant date	Millions	Weighted average fair value at grant date
1 April	294	£1.27	352	£1.08	387	£1.00
Granted	84	£1.58	91	£1.49	120	£1.29
Vested	(81)	£1.11	(118)	£0.91	(116)	£1.12
Forfeited	(54)	£1.19	(31)	£1.19	(39)	£0.81
31 March	243	£1.44	294	£1.27	352	£1.08

Other information

The total fair value of shares vested during the year ended 31 March 2014 was £90 million (2013: £107 million; 2012: £130 million).

The compensation cost included in the consolidated income statement in respect of share options and share plans was £92 million (2013: £124 million; 2012: £133 million) which is comprised entirely of equity-settled transactions.

The average share price for the year ended 31 March 2014 was 212.2 pence (2013: 173.0 pence; 2012: 169.9 pence).

28. Acquisitions and disposals

We made a number of acquisitions during the year including the acquisition of a controlling interest in Kabel Deutschland Holding AG and the remaining interest in our business in Italy, Vodafone Omnitel B.V. thus obtaining control. The note below provides details of these transactions as well as those in the prior year. For further details see “Critical accounting judgements” in note 1 “Basis of preparation” to the consolidated financial statements.

Accounting policies

Business combinations

Acquisitions of subsidiaries are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued by the Group. Acquisition-related costs are recognised in the income statement as incurred. The acquiree’s identifiable assets and liabilities are recognised at their fair values at the acquisition date. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree, if any, over the net amounts of identifiable assets acquired and liabilities assumed at the acquisition date. The interest of the non-controlling shareholders in the acquiree may initially be measured either at fair value or at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets acquired, liabilities and contingent liabilities assumed. The choice of measurement basis is made on an acquisition-by-acquisition basis.

Acquisition of interests from non-controlling shareholders

In transactions with non-controlling parties that do not result in a change in control, the difference between the fair value of the consideration paid or received and the amount by which the non-controlling interest is adjusted is recognised in equity.

Acquisitions

The aggregate cash consideration in respect of purchases of interests in subsidiaries, net of cash acquired, is as follows:

£m
Cash consideration paid:
Kabel Deutschland Holding AG (including fees of £17 million)	4,872
Other acquisitions completed during the year	6
4,878
Net cash acquired	(599)
4,279

In addition, the Group acquired a 100% interest in Vodafone Omnitel B.V. as part of the disposal of the Group’s interest in Verizon Wireless for consideration of £7,121 million. The purchase consideration has been determined based on the acquisition-date fair value of the equity in Vodafone Omnitel B.V., being considered to be a more reliable method of determining fair value than estimating the attributable proportion of the fair value of the investment in Verizon Wireless. The equity value has been determined on a value in use basis using discounted estimated cash flows using the methodology and assumptions detailed in note 4 “Impairment losses”.

Total goodwill acquired was £6,859 million and included £3,848 million in relation to Kabel Deutschland Holding AG, £3,007 million in relation to Vodafone Omnitel B.V. and £4 million in relation to other acquisitions completed during the year. Acquisitions and disposals (continued)

160	Vodafone Group Plc Annual Report on Form 20-F 2014
Notes to the consolidated financial statements (continued)

28. Acquisitions and disposals (continued)

Kabel Deutschland Holding AG (‘KDG’)

On 30 July 2013 the Group launched a voluntary public takeover offer for the entire share capital of KDG and on 13 September 2013 announced that the 75% minimum acceptance condition had been met. The transaction completed on 14 October 2013 with the Group acquiring 76.57% of the share capital of KDG for cash consideration of £4,855 million. The primary reason for acquiring the business was to create a leading integrated communications operator in Germany, offering consumer and enterprise customers unified communications services.

The results of the acquired entity have been consolidated in the Group’s income statement from 14 October 2013 and contributed £735 million of revenue and a loss of £210 million to the profit attributable to equity shareholders of the Group during the year.

The provisional purchase price allocation is set out in the table below:

Fair value £m
Net assets acquired:
Identifiable intangible assets[1]	1,641
Property, plant and equipment	4,381
Investment in associated undertakings	8
Inventory	34
Trade and other receivables	154
Cash and cash equivalents	619
Current and deferred taxation	(1,423)
Short and long-term borrowings	(2,784)
Trade and other payables	(1,190)
Provisions	(63)
Post employment benefits	(62)
Net identifiable assets acquired	1,315
Non-controlling interests[2]	(308)
Goodwill[3]	3,848
Total consideration[4]	4,855

Notes:

1	Identifiable intangible assets of £1,641 million consisted of customer relationships of £1,522 million, brand of £18 million and software of £101 million.
2	Non-controlling interests have been measured using the net fair value of the identifiable assets acquired, liabilities and contingent liabilities assumed.
3	The goodwill is attributable to the expected profitability of the acquired business and the synergies expected to arise after the Group’s acquisition of KDG.
4	Transaction costs of £17 million were charged in the Group’s consolidated income statement in the year ended 31 March 2014

Vodafone Omnitel B.V. (‘Vodafone Italy’)

On 21 February 2014, the Group acquired a 100% interest in Vodafone Italy as part of the disposal of the Group’s interests in Verizon Wireless for consideration of £7,121 million, having previously held a 76.9% stake in Vodafone Italy which was accounted for as a joint venture.

The results of the acquired entity have been consolidated in the Group’s income statement from 21 February 2014 and contributed £522 million of revenue and £5 million of profit attributable to equity shareholders of the Group during the year.

The provisional purchase price allocation is set out in the table below:

Fair value £m
Net assets acquired:
Identifiable intangible assets[1]	3,000
Property, plant and equipment	2,017
Inventory	89
Trade and other receivables (net of provisions of £285 million)	1,745
Current and deferred taxation	(155)
Short and long-term borrowings	(19)
Trade and other payables	(2,415)
Provisions	(96)
Post employment benefits	(52)
Net identifiable assets acquired	4,114
Goodwill[2]	3,007
Total consideration	7,121

Notes:

1	Identifiable intangible assets of £3,000 million consisted of customer relationships of £1,319 million, licences and spectrum of £1,319 million and software of £362 million.
2	The goodwill is attributable to the expected profitability of the acquired business and the synergies expected to arise after the Group’s acquisition of Vodafone Italy.

Pro-forma full year information

The following unaudited pro-forma summary presents the Group as if the acquisitions of KDG and the remaining interests in Vodafone Italy had been completed on 1 April 2013. The pro-forma amounts include the results of these acquisitions, amortisation of the acquired intangible assets recognised on acquisition and interest expense on the increase in net debt as a result of the acquisitions. The pro-forma information is provided for comparative purposes only and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.

2014 £m
Revenue	44,127
Profit for the financial year	59,024
Profit attributable to equity shareholders	58,959

Pence
Basic earnings per share	222.72
Diluted earnings per share	220.97

Other acquisitions

During the 2014 financial year the Group completed a number of other acquisitions for an aggregate net cash consideration of £6 million, all of which was paid during the year. The aggregate fair values of goodwill, identifiable assets, and liabilities of the acquired operations were £4 million, £3 million and £1 million, respectively. In addition, the Group completed the acquisition of certain non-controlling interests for a net cash consideration of £111 million.

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

The results of the acquired entity have been consolidated in the Group’s income statement from 27 July 2012 and contributed £1,234 million of revenue and a loss of £151 million to the profit attributable to equity shareholders of the Group during the year ended 31 March 2013.

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

The negative goodwill primarily arose from an upward fair value adjustment in relation to acquired property, plant and equipment, the recognition of acquired identifiable intangible assets not previously recognised by CWW together with the recognition of a deferred tax asset resulting from previously unclaimed UK capital allowances. The change in the purchase price allocation from that previously disclosed relates to further deferred tax asset recognition following the completion of new long-term business plans. No deferred tax assets have been recognised in respect of the losses of CWW (see “Factors affecting the tax charge in future years” on page 122). The income statement credit in respect of the negative goodwill is reported within “Other income and expense” on the face of the consolidated income statement in the year ended 31 March 2013.

On 27 July 2012 the Group acquired convertible bonds issued by CWW amounting to £245 million which resulted in £6 million of interest being charged to the Group’s consolidated income statement in the year ended 31 March 2013.

162	Vodafone Group Plc Annual Report on Form 20-F 2014
Notes to the consolidated financial statements (continued)

28. Acquisitions and disposals (continued)

TelstraClear Limited (‘TelstraClear’)

On 31 October 2012 the Group acquired the entire share capital of TelstraClear for cash consideration of NZ$863 million (£440 million). The primary reasons for acquiring the business were to strengthen Vodafone New Zealand’s portfolio of fixed communications solutions and to create a leading total communications company in New Zealand.

The results of the acquired entity which have been consolidated in the income statement from 31 October 2012 contributed £136 million of revenues and a loss of £23 million to the profit attributable to equity shareholders of the Group during the year ended 31 March 2013.

The purchase price allocation is set out in the table below:

Fair value £m
Net assets acquired:
Identifiable intangible assets[1]	84
Property, plant and equipment	345
Trade and other receivables	55
Cash and cash equivalents	5
Current and deferred taxation liabilities	(19)
Trade and other payables	(59)
Provisions	(15)
Net identifiable assets acquired	396
Goodwill[2]	44
Total consideration	440

Notes:

1	Identifiable intangible assets of £84 million consist of licences and spectrum fees of £27 million, TelstraClear brand of £3 million and customer relationships of £54 million.
2	The goodwill is attributable to the expected profitability of the acquired business and the synergies expected to arise after the Group’s acquisition of TelstraClear. None of the goodwill is expected to be deductible for tax purposes.

Disposals

Verizon Wireless (‘VZW’)

On 21 February 2014 the Group sold its US sub-group which included its entire 45% shareholding in VZW to Verizon Communications Inc. for a total consideration of £76.7 billion before tax and transaction costs. The Group recognised a net gain on disposal of £44,996 million, reported in profit for the financial year from discontinued operations.

£m
Net assets disposed	(27,957)
Total consideration[1]	76,716
Other effects[2]	(3,763)
Net gain on disposal[3,4]	44,996

Notes:

1	Consideration of £76.7 billion comprises cash of £35.2 billion, shares in Verizon Communications Inc. of £36.7 billion, loan notes issued by Verizon communications Inc. of £3.1 billion and a 21.3% interest in Vodafone Italy valued at £1.7 billion.
2	Other effects include foreign exchange losses transferred to the consolidated income statement.
3	Reported in profit for the financial year from discontinued operations in the consolidated income statement.
4	Transaction costs of £100 million were charged in the Group’s consolidated income statement in the year ended 31 March 2014.

The Group did not separately value the embedded derivatives arising from the agreement to sell the US sub-group for a fixed consideration on 2 September 2013 because it was not able to make a reliable estimate of the valuation of this derivative due to the difficulty in estimating the fair value of the shares in an unlisted entity in the period between 2 September 2013 and transaction completion on 21 February 2014.

Vodafone Omnitel B.V. (‘Vodafone Italy’)

On 21 February 2014 the Group completed a deemed disposal of its entire 76.9% shareholding in Vodafone Italy as part of the VZW disposal deal for a total consideration £5.5 billion before tax and transaction costs. The Group recognised a net loss on disposal of £712 million, reported in other income and expense.

£m
Net assets disposed	(8,480)
Total consideration	5,473
Other effects[1]	2,295
Net loss on disposal[2]	(712)

Notes:

1	Other effects include foreign exchange gains transferred to the consolidated income statement.
2	Reported in other income and expense in the consolidated income statement.

29. Commitments

A commitment is a contractual obligation to make a payment in the future, mainly in relation to leases and agreements to buy assets such as network infrastructure and IT systems. These amounts are not recorded in the consolidated statement of financial position since we have not yet received the goods or services from the supplier. The amounts below are the minimum amounts that we are committed to pay.

Accounting policies

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

Future minimum lease payments under non-cancellable operating leases comprise:

	2014 £m	Restated 2013 £m
Within one year	1,128	1,094
In more than one year but less than two years	841	914
In more than two years but less than three years	678	721
In more than three years but less than four years	557	612
In more than four years but less than five years	477	519
In more than five years	2,051	2,243
	5,732	6,103

The total of future minimum sublease payments expected to be received under non-cancellable subleases is £313 million (2013: £314 million).

Capital commitments

	Company and subsidiaries		Share of joint operations			Group
	2014 £m	Restated 2013 £m	2014 £m	Restated 2013 £m	2014 £m	Restated 2013 £m
Contracts placed for future capital expenditure not provided in the financial statements[1]	2,307	1,715	28	18	2,335	1,733

Note:

1	Commitment includes contracts placed for property, plant and equipment and intangible assets.

Grupo Corporativo Ono, S.A. (‘Ono’)

On 17 March 2014, Vodafone agreed to acquire Ono for a total consideration equivalent to €7.2 billion (£6.0 billion) on a debt and cash free basis. Ono has the largest next-generation network in Spain and the acquisition enables Vodafone to take advantage of the rapid increase in the adoption of unified communications products and services in the Spanish market. The acquisition, which is subject to customary terms and conditions including anti-trust clearances by the relevant authorities, is expected to complete in calendar Q3 2014.

164	Vodafone Group Plc Annual Report on Form 20-F 2014
Notes to the consolidated financial statements (continued)

30. Contingent liabilities

Contingent liabilities are potential future cash outflows, where the likelihood of payment is considered more than remote, but is not considered probable or cannot be measured reliably.

	2014 £m	Restated 2013 £m
Performance bonds[1]	442	266
Other guarantees and contingent liabilities[2]	2,500	1,257

Notes:

1	Performance bonds require the Group to make payments to third parties in the event that the Group does not perform what is expected of it under the terms of any related contracts or commercial arrangements.
2	Other guarantees principally comprise Vodafone Group Plc’s guarantee of the Group’s 50% share of an AUD 1.7 billion loan facility and a US$3.5 billion loan facility of its joint venture, Vodafone Hutchison Australia Pty Limited.

UK pension schemes

The Group has covenanted to provide security in favour of the Trustee of the Vodafone Group Pension Scheme whilst there is a deficit in the scheme. The deficit is measured on a prescribed basis agreed between the Group and Trustee. In 2010 the Group and Trustee agreed security of a charge over UK index linked gilts (‘ILG’) held by the Group. In December 2011, the security was increased by an additional charge over further ILG due to a significant increase in the deficit at that time.

In April 2014, the security was reduced following a reduction in the deficit following the results of the 2013 valuation and a £325 million company contribution to the Scheme (see note 26 “Post employment benefits”). The scheme retains security over £186.5 million (notional value) 2017 ILGs. The security may be substituted either on a voluntary or mandatory basis. As and when alternative security is provided, the Group has agreed that the security cover should include additional headroom of 33%, although if cash is used as the security asset the ratio will revert to 100% of the relevant liabilities or where the proposed replacement security asset is listed on an internationally recognised stock exchange in certain core jurisdictions, the Trustee may decide to agree a lower ratio than 133%. The Company has also provided two guarantees to the scheme for a combined value up to €1.5 billion to provide security over the deficit under certain defined circumstances, including insolvency of the employers.

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

Materiality is lower than for the year ended 31 March 2013 as a result of the disposal of the Group’s interest in Verizon Wireless and accordingly, certain matters discussed below were not disclosed in prior years.

Telecom Egypt arbitration

In October 2009 Telecom Egypt commenced arbitration against Vodafone Egypt in Cairo alleging breach of non-discrimination provisions in an interconnection agreement as a result of lower interconnection rates paid to Vodafone Egypt by Mobinil. Telecom Egypt has also sought to join Vodafone International Holdings BV (‘VIHBV’), Vodafone Europe BV (‘VEBV’) and Vodafone Group Plc (which Telecom Egypt alleges should be held jointly liable with Vodafone Egypt) to the arbitration. VIHBV, VEBV and Vodafone Group Plc deny that they were subject to the interconnection agreement or any arbitration agreement with Telecom Egypt. Telecom Egypt initially quantified its claim at approximately €190 million in 2009. This was subsequently amended and increased to €551 million in January 2011 and further increased to its current value of just over €1.2 billion in November 2011. The Company disputes Telecom Egypt’s claim (and assertion of jurisdiction over VIHBV, VEBV and Vodafone Group Plc) and will continue to defend the Vodafone companies’ position vigorously. The arbitration hearing concluded in November 2013. The parties completed final written submissions in March 2014. A decision is now awaited from the tribunal during 2014.

Indian tax case

In August 2007 and September 2007, Vodafone India Limited (‘VIL’) and VIHBV respectively received notices from the Indian tax authority alleging potential liability in connection with an alleged failure by VIHBV to deduct withholding tax from consideration paid to the Hutchison Telecommunications International Limited group (‘HTIL’) in respect of HTIL’s gain on its disposal to VIHBV of its interests in a wholly-owned subsidiary that indirectly holds interests in VIL. In January 2012 the Indian Supreme Court handed down its judgement, holding that VIHBV’s interpretation of the Income Tax Act 1961 was correct, that the HTIL transaction in 2007 was not taxable in India, and that consequently, VIHBV had no obligation to withhold tax from consideration paid to HTIL in respect of the transaction. The Indian Supreme Court quashed the relevant notices and demands issued to VIHBV in respect of withholding tax and interest. On 20 March 2012 the Indian Government returned VIHBV’s deposit of INR 25 billion and released the guarantee for INR 85 billion, which was based on the demand for payment issued by the Indian tax authority in October 2010, for tax of INR 79 billion plus interest.

On 16 March 2012, the Indian Government introduced proposed legislation (the ‘Finance Bill 2012’) purporting to overturn the Indian Supreme Court’s judgement with retrospective effect back to 1962. On 17 April 2012, Vodafone International Holdings BV (‘VIHBV’) filed a trigger notice under the Dutch-India Bilateral Investment Treaty (‘BIT’) signalling its intent to invoke arbitration under the BIT should the new laws be enacted. The Finance Bill 2012 received Presidential assent and became law on 28 May 2012 (the ‘Finance Act 2012’). The Finance Act 2012 is intended to tax any gain on transfer of shares in a non-Indian company, which derives substantial value from underlying Indian assets, such as VIHBV’s transaction with HTIL in 2007. Further it seeks to subject a purchaser, such as VIHBV, to a retrospective obligation to withhold tax.

The Indian Government commissioned a committee of experts (the ‘Shome committee’) consisting of academics, and current and former Indian government officials, to examine, and make recommendations in respect of, aspects of the Finance Act 2012 including the retrospective taxation of transactions such as VIHBV’s transaction with HTIL referred to above. On 10 October 2012, the Shome committee published its draft report for comment. The draft report concluded that tax legislation in the Finance Act 2012 should only be applied prospectively or, if applied retrospectively, that only a seller who made a gain should be liable and, in that case, without any liability for interest or penalties. The Shome committee’s final report was submitted to the Indian Government on 31 October 2012, but no final report has been published, and it remains unclear what the Indian Government intends to do with the Shome committee’s final report or its recommendations.

VIHBV has not received any formal demand for taxation following the Finance Act 2012, but it did receive a letter on 3 January 2013 reminding it of the tax demand raised prior to the Indian Supreme Court’s judgement and purporting to update the interest element of that demand to a total amount of INR 142 billion. The separate proceedings taken against VIHBV to seek to treat it as an agent of HTIL in respect of its alleged tax on the same transaction, as well as penalties of up to 100% of the assessed withholding tax for the alleged failure to have withheld such taxes, remain pending despite the issue having been ruled upon by the Indian Supreme Court. Should a further demand for taxation be received by VIHBV or any member of the Group as a result of the new retrospective legislation, we believe it is probable that we will be able to make a successful claim under the BIT. Although this would not result in any outflow of economic benefit from the Group, it could take several years for VIHBV to recover any deposit required by an Indian Court as a condition for any stay of enforcement of a tax demand pending the outcome of VIHBV’s BIT claim. However, VIHBV expects that it would be able to recover any such deposit. On 17 January 2014, VIHBV served on the Indian Government an amended trigger notice under the BIT, supplementing the trigger notice filed on 17 April 2012, to add claims relating to an attempt by the Indian Government to tax aspects of the transaction with Hutchison under transfer pricing rules. On 17 April 2014, VIHBV served its notice of arbitration under the BIT, formally commencing the BIT arbitration proceedings.

We did not carry a provision for this litigation or in respect of the retrospective legislation at 31 March 2014, or at previous reporting dates.

Other Indian tax cases

VIL and Vodafone India Services Private Limited (‘VISPL’) (formerly 3GSPL) are involved in a number of tax cases with total claims exceeding £1 billion plus interest, and penalties of up to 300% of the principal.

VIL tax claims

The claims against VIL range from disputes concerning transfer pricing and the applicability of value-added tax to SIM cards, to the disallowance of income tax holidays. The quantum of the tax claims against VIL is in the region of £0.9 billion. VIL is of the opinion that any finding of material liability to tax, is not probable.

VISPL tax claims

VISPL has been assessed to owe tax of approximately £240 million (plus interest of £190 million) in respect of (i) a transfer pricing margin charged for the international call centre of Hutchison prior to the transaction with Vodafone; (ii) the sale of the international call centre by VISPL to Hutchison and (iii) the alleged transfer of options held by VISPL for VIL equity shares. The first two of the three heads of tax are subject to an indemnity by Hutchison under the VIHBV Tax Deed of Indemnity. The larger part of the potential claim is not subject to any indemnity. VISPL unsuccessfully challenged the merits of the tax demand in the statutory tax tribunal and the jurisdiction of the tax office to make the demand in the High Court. The case is now in the Tax Appeal Tribunal after VISPL obtained a stay of the tax demand on a deposit of £20 million and a corporate guarantee by VIHBV for the balance. If VISPL loses the appeal, its terms of the stay of demand may be revisited (and could be increased) while VISPL pursues further appeals in the High Court and the Supreme Court.

Indian regulatory cases

Litigation remains pending in the Telecommunications Dispute Settlement Appellate Tribunal (‘TDSAT’), High Courts and the Supreme Court in relation to a number of significant regulatory issues including mobile termination rates (‘MTRs’), spectrum and licence fees, licence extension and 3G intra-circle roaming (‘ICR’).

Public interest litigation: Yakesh Anand v Union of India, Vodafone and others

The Petitioner has brought a special leave petition in the Indian Supreme Court on 30 January 2012 against the Government of India and mobile network operators, including VIL, seeking recovery of the alleged excess spectrum allocated to the operators, compensation for the alleged excess spectrum held in the amount of approximately €4.7 billion and a criminal investigation of an alleged conspiracy between government officials and the network operators. A claim with similar allegations was dismissed by the Supreme Court in March 2012, with an order that the Petitioner should pay a fine for abuse of process. The case is pending before the Supreme Court and is expected to be called for hearing at some uncertain future date.

One time spectrum charges: Vodafone India v Union of India

The Government of India has sought to impose one time spectrum charges of approximately €525 million on certain operating subsidiaries of VIL. We filed a petition before the TDSAT challenging the one time spectrum charges on the basis that they are illegal, violate Vodafone’s licence terms and are arbitrary, unreasonable and discriminatory. The tribunal stayed enforcement of the Government’s spectrum demand pending resolution of the dispute. The case is now ready for trial.

3G inter-circle roaming: Vodafone India and others v Union of India

In April 2013, the Indian Department of Telecommunications issued a stoppage notice to VIL’s operating subsidiaries and other mobile operators requiring the immediate stoppage of the provision of 3G services on other operators’ mobile networks in an alleged breach of licences. The regulator also imposed a fine of approximately €5.5 million. We applied to the Delhi High Court for an order quashing the regulator’s notice. Interim relief from the notice has been granted (but limited to existing customers at the time with the effect that VIL was not able to provide 3G services to new customers on other operators’ 3G networks pending a decision on the issue). The dispute was referred to the TDSAT for decision, which ruled on 28 April 2014 that VIL and the other operators were permitted to provide 3G services to their customers (current and future) on other operators’ networks. An appeal by the Department of Telecommunications is possible.

166	Vodafone Group Plc Annual Report on Form 20-F 2014
Notes to the consolidated financial statements (continued)

30. Contingent liabilities (continued)

Extension of licences in Delhi, Mumbai and Kolkata: VIL and others v Union of India

We sought an extension of our existing licences in Delhi, Mumbai and Kolkata along with existing licensed spectrum. That extension was denied by the Department of Telecommunications by order dated 21 March 2013. We appealed that decision to the TDSAT and by its order dated 31 January 2014, the TDSAT denied the extension. The Supreme Court has agreed to hear our appeal on an expedited basis.

Other cases in the Group

Italy

British Telecom (Italy) v Vodafone Italy

The Italian Competition Authority concluded an investigation in 2007 when Vodafone Italy gave certain undertakings in relation to concerns it had abused its dominant position in the wholesale market for mobile termination. In 2010, British Telecom (Italy) brought a civil damages claim against Vodafone Italy on the basis of the Competition Authority’s investigation and Vodafone Italy’s undertakings. British Telecom (Italy) seeks damages in the amount of €280 million for abuse of dominant position by Vodafone Italy in the wholesale fixed to mobile termination market for the period 1999 to 2007. A court appointed expert has delivered an opinion to the Court that the range of damages in the case are in the region of €10 million to €25 million.

FASTWEB v Vodafone Italy

The Italian Competition Authority concluded an investigation in 2007 when Vodafone Italy gave certain undertakings in relation to concerns it had abused its dominant position in the wholesale market for mobile termination. In 2010, FASTWEB brought a civil damages claim against Vodafone Italy on the basis of the Competition Authority’s investigation and Vodafone Italy’s undertakings. FASTWEB seeks damages in the amount of €360 million for abuse of dominant position by Vodafone Italy in the wholesale fixed to mobile termination market. A court appointed expert has delivered an opinion to the Court that the range of damages in the case are in the region of €0.5 million to €2.3 million.

Greece

Papistas Holdings SA, Mobile Trade Stores (formerly Papistas SA) and Athanasios and Loukia Papistas v Vodafone Greece, Vodafone Group Plc and certain Directors and Officers of Vodafone

In December 2013, Mr and Mrs Papistas, and companies owned or controlled by them, brought three claims in the Greek court in Athens against Vodafone Greece, Vodafone Group Plc and certain directors and officers of Vodafone Greece and Vodafone Group Plc for purported damage caused by the alleged abuse of dominance and wrongful termination of a franchise arrangement with a Papistas company. Approximately €1.0 billion of the claim is directed exclusively at one former and one current director of Vodafone Greece. The balance of the claim (approximately €285.5 million) is sought from Vodafone Greece and Vodafone Group Plc on a joint and several basis. The cases are scheduled to come to trial in November 2015 and April 2016.

Tanzania

Cats-Net Limited v Vodacom Tanzania Limited

In 2012, Cats-Net Limited brought a claim for US$500 million (US$200 million compensatory and US$300 million punitive) in damages against Vodacom Tanzania Limited in the Tanzanian High Court. Cats-Net is also seeking an order cancelling Vodacom Tanzania’s mobile telecommunications licence. The claim is based on the actions of the Tanzanian Telecommunications Regulatory Authority (‘TTRA’) who, following complaints by Vodacom Tanzania of interference caused by transmissions of Cats-Net, allegedly shut down the operations of Cats-Net after conducting its own investigation. Cats-Net alleges collusion between the TTRA and Vodacom Tanzania. Vodacom Tanzania filed an application to strike out the claim. That application has been argued and the parties await a decision of the Court.

31. Related party transactions

The Group has a number of related parties including joint ventures and associates (see note 12 “Investments in associates and joint ventures” to the consolidated financial statements), pension schemes (see note 26 “Post employment benefits” to the consolidated financial statements) and directors and Executive Committee members (see note 24 “Directors and key management compensation” to the consolidated financial statements).

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

	2014 £m	Restated 2013 £m	Restated 2012 £m
Sales of goods and services to associates	231	238	194
Purchase of goods and services from associates	109	97	103
Sales of goods and services to joint ventures	12	27	43
Purchase of goods and services from joint ventures	570	568	381
Net interest expense payable to joint ventures[1]	75	33	20
Trade balances owed:
by associates	3	21	15
to associates	3	20	17
by joint ventures	82	260	220
to joint ventures	170	48	16
Other balances owed by joint ventures[1]	57	1,065	1,213
Other balances owed to joint ventures[1]	63	–	–

Note:

1	Amounts arise primarily through Vodafone Italy, Vodafone Hutchison Australia, Indus Towers and Cornerstone. Interest is paid in line with market rates.

Dividends received from associates and joint ventures are disclosed in the consolidated statement of cash flows.

Transactions with directors other than compensation

During the three years ended 31 March 2014, and as of 19 May 2014, neither any director nor any other executive officer, nor any associate of any director or any other executive officer, was indebted to the Company.

During the three years ended 31 March 2014, and as of 19 May 2014, the Company has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing or any relative of such spouse) had or was to have a direct or indirect material interest.

32. Principal subsidiaries

Our subsidiaries are located around the world and each contributes to the profits, assets and cash flow of the Group. We have a large number of subsidiaries and so, for practical reasons, only the principal subsidiaries at 31 March 2014 are detailed below.

Accounting policies

A subsidiary is an entity controlled by the Company. Control is achieved where the Company has existing rights that give it the current ability to direct the activities that affect the Company’s returns and exposure or rights to variable returns from the entity. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Group.

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

168	Vodafone Group Plc Annual Report on Form 20-F 2014
Notes to the consolidated financial statements (continued)

32. Principal subsidiaries (continued)

Principal subsidiaries

A full list of subsidiaries, joint arrangements, associated undertakings and any significant holdings (as defined in the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008) as at 15 August 2014 will be annexed to the Company’s next annual return filed with the Registrar of Companies. No subsidiaries are excluded from the Group consolidation. Unless otherwise stated the Company’s principal subsidiaries all have share capital consisting solely of ordinary shares and are indirectly held. The country of incorporation or registration of all subsidiaries is also their principal place of operation unless otherwise stated.

Name	Principal activity	Country of incorporation or registration	Percentage shareholdings[1]
Vodafone GmbH	Network operator	Germany	100.0
Kabel Deutschland Holding AG2	Network operator	Germany	76.6
Vodafone Limited	Network operator	England	100.0
Vodafone Omnitel B.V.[3,4,5]	Network operator	Netherlands	100.0
Vodafone España S.A.U.	Network operator	Spain	100.0
Vodafone Albania Sh.A.	Network operator	Albania	99.9
Vodafone Czech Republic a.s.	Network operator	Czech Republic	100.0
Vodafone-Panafon Hellenic Telecommunications Company S.A.	Network operator	Greece	99.9
Vodafone Magyarorszag Mobile Tavkozlesi Zartkoruen Mukodo Reszvenytarsasag[6]	Network operator	Hungary	100.0
Vodafone Ireland Limited	Network operator	Ireland	100.0
Vodafone Malta Limited	Network operator	Malta	100.0
Vodafone Libertel B.V.	Network operator	Netherlands	100.0
Vodafone Portugal-Comunicações Pessoais, S.A.[7]	Network operator	Portugal	100.0
Vodafone Romania S.A.	Network operator	Romania	100.0
Vodafone India Limited	Network operator	India	89.0
Vodacom Group Limited	Holding company	South Africa	65.0
Vodacom (Pty) Limited[8]	Network operator	South Africa	60.9
Vodacom Congo (RDC) s.p.r.l.[8,9,10]	Network operator	The Democratic Republic of Congo	33.2
Vodacom Tanzania Limited[8,10]	Network operator	Tanzania	42.3
VM, S.A.[8,11]	Network operator	Mozambique	55.3
Vodacom Lesotho (Pty) Limited[8]	Network operator	Lesotho	52.0
Vodacom Business Africa Group (PTY) Limited[8]	Holding company	South Africa	65.0
Vodafone Egypt Telecommunications S.A.E.	Network operator	Egypt	54.9
Ghana Telecommunications Company Limited	Network operator	Ghana	70.0
Vodafone New Zealand Limited	Network operator	New Zealand	100.0
Vodafone Qatar Q.S.C.[10]	Network operator	Qatar	23.0
Vodafone Telekomunikasyon A.S.	Network operator	Turkey	100.0
Vodafone Group Services Limited[12]	Global products and services provider	England	100.0
Vodafone Sales & Services Limited[13]	Group services provider	England	100.0
Vodafone 6 UK	Holding company	England	100.0
Vodafone Holding GmbH	Holding company	Germany	100.0
Vodafone Holdings Europe S.L.U.	Holding company	Spain	100.0
Vodafone Europe B.V.	Holding company	Netherlands	100.0
Vodafone International Holdings B.V.	Holding company	Netherlands	100.0
Vodafone Investments Luxembourg S.a.r.l.	Holding company	Luxembourg	100.0
Vodafone Procurement Company S.a.r.l.	Group services provider	Luxembourg	100.0
Vodafone Roaming Services S.a.r.l.	Group services provider	Luxembourg	100.0

Notes:

1	Effective ownership percentages of Vodafone Group Plc at 31 March 2014, rounded to nearest tenth of one percent.
2	Kabel Deutschland Holding AG was acquired on 14 October 2013.
3	Vodafone Omnitel B.V. changed its name on 16 December 2013 (previously Vodafone Omnitel N.V.).
4	The principal place of operation of Vodafone Omnitel B.V. is Italy.
5	Vodafone Omnitel B.V. became a 100% owned subsidiary on 21 February 2014.
6	Trades as Vodafone Hungary Mobile Telecommunications Company Limited.
7	38.6% of the issued share capital of Vodafone Portugal-Comunicações Pessoais, S.A. is directly held by Vodafone Group Plc.
8	Shareholding is indirect through Vodacom Group Limited. The indirect shareholding is calculated using the 65.0% ownership interest in Vodacom.
9	The share capital of Vodacom Congo (RDC) s.p.r.l. consists of 1,000,000 ordinary shares and 75,470,588 preference shares.
10	The Group has rights that enable it to control the strategic and operating decisions of Vodafone Qatar Q.S.C., Vodacom Congo (RDC) s.p.r.l. and Vodacom Tanzania Limited.
11	The share capital of VM, S.A. consists of 60,000,000 ordinary shares and 548,350,646 preference shares.
12	Share capital consists of 1,190 ordinary shares and one deferred share, of which 100% of the shares are indirectly held by Vodafone Group Plc.
13	Vodafone Sales & Services Limited is directly held by Vodafone Group Plc.

The tables below show selected financial data in respect of subsidiaries that have non-controlling interests that are material to the Group.

	Vodacom Group Limited		Vodafone Egypt Telecommunications S.A.E.		Vodafone Qatar Q.S.C.
	2014 £m	2013 £m	2014 £m	2013 £m	2014 £m	2013 £m
Summary comprehensive income information
Revenue	4,718	5,206	1,163	1,259	342	266
Profit/(loss) for the financial year	730	819	165	183	(43)	(70)
Other comprehensive expense	(9)	(12)	–	–	–	–
Total comprehensive income/(expense)	721	807	165	183	(43)	(70)
Other financial information
Profit/(loss) for the financial year allocated to non-controlling interests	273	298	75	83	(33)	(54)
Dividends paid to non-controlling interests	261	301	3	3	–	–
Summary financial position information
Non-current assets	4,681	5,766	1,259	1,412	1,197	1,382
Current assets	1,275	1,503	405	298	52	73
Total assets	5,956	7,269	1,664	1,710	1,249	1,455
Non-current liabilities	(360)	(649)	(33)	(52)	(6)	(2)
Current liabilities	(2,005)	(2,171)	(721)	(805)	(267)	(338)
Total assets less total liabilities	3,591	4,449	910	853	976	1,115
Equity shareholders’ funds	2,899	3,609	575	554	224	256
Non-controlling interests	692	840	335	299	752	859
Total equity	3,591	4,449	910	853	976	1,115

The voting rights held by the Group equal the Group’s percentage shareholding as shown on page 168.

170	Vodafone Group Plc Annual Report on Form 20-F 2014
Notes to the consolidated financial statements (continued)

33. Subsidiaries exempt from audit

The following UK subsidiaries will take advantage of the audit exemption set out within section 479A of the Companies Act 2006 for the year ended 31 March 2014.

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

34. Subsequent events

Detailed below are the significant events that happened after our year end date of 31 March 2014 and before the signing of this annual report on 20 May 2014.

On 11 April 2014, the Group acquired the remaining 10.97% of its Indian subsidiary, Vodafone India Limited, from Piramal Enterprises Limited for cash consideration of INR 89.0 billion (£0.9 billion), taking its ownership interest to 100%.

On 19 May 2014 Vodacom announced that it had reached an agreement with the shareholders of Neotel, the second largest provider of fixed telecommunications services in South Africa, to acquire 100% of the issued share capital in, and shareholder loans against, Neotel for a total cash consideration of ZAR 7.0 billion (£0.4 billion). The transaction remains subject to the fulfilment of a number of conditions precedent including applicable regulatory approvals and is expected to close before the end of the financial year.

171
Other unaudited financial information

Prior year operating results

This section presents our operating performance for the 2013 financial year compared to the 2012 financial year, providing commentary on how revenue and adjusted EBITDA performance of the Group and its operating segments within the Europe and AMAP regions, together with Common Functions, have developed over the last year. These revenue and adjusted EBITDA amounts are extracted from note 2 to the Consolidated Financial Statements. The presentation of segmental revenues and adjusted EBITDA within note 2 to the Consolidated Financial Statements segment is under the management basis as this is assessed as being the most insightful presentation and is how the Group’s operating performance is reviewed internally by management. See “Non-GAAP information” on page 201 for further information and reconciliations between the management and statutory basis.

Group1

	Restated[1] 2013 £m	Restated[1] 2012 £m
Revenue	38,041	38,821
Service revenue	34,999	35,746
Other revenue	3,042	3,075
Adjusted EBITDA[2]	11,466	11,737
Adjusted operating profit[2]	5,590	6,387
Impairment loss	(7,700)	(4,050)
Restructuring costs and other	(311)	(144)
Amortisation of acquired customer bases and brand intangible assets	(249)	(280)
Other income/(expense)	468	3,705
Operating (loss)/profit	(2,202)	5,618
Non-operating income and expense	10	(162)
Net financing costs	(1,291)	(1,312)
Income tax credit/(expense)	(476)	(705)
(Loss)/profit for the financial year from continuing operations	(3,959)	3,439
Profit for the financial year from discontinued operations	4,616	3,555
Profit for the financial year	657	6,994

Notes:

1	2013 results reflect average foreign exchange rates of £1:€1.23 and £1:US$1.58 (2012: £1:€1.16 and £1:US$1.60).
2	Adjusted EBITDA and adjusted operating profit have been restated to exclude restructuring costs. Adjusted operating profit has also been redefined to exclude amortisation of customer base and brand intangible assets. See page 201 for “Non-GAAP financial information”.

Revenue

Group revenue fell by 2.0% to £38.0 billion, with service revenue of £35.0 billion, a decline of 2.1%.

Our performance reflected continued strong demand for data services and good growth in our major emerging markets, offset by adverse foreign exchange movements, regulatory changes, challenging macroeconomic conditions, particularly in Europe, and continued competitive pressures.

Adjusted EBITDA and profit

Group adjusted EBITDA decreased by 2.3% to £11.5 billion, primarily driven by lower revenue, partially offset by operating cost efficiencies.

Adjusted operating profit declined by 12.5%, driven by lower adjusted EBITDA.

The operating (loss)/profit decreased from a profit £5.6 billion in the prior year to a loss of £2.2 billion primarily due to the gains on the disposal of the Group’s interests in SFR and Polkomtel in the prior year and the higher impairment charges in the current year, partially offset by the gain on acquisition of CWW of £0.5 billion.

An impairment loss of £7.7 billion was recorded in relation to Italy and Spain, primarily driven by adverse performance against previous plans and adverse movements in discount rates.

172	Vodafone Group Plc Annual Report on Form 20-F 2014
Other unaudited financial information (continued)

Prior year operating results (continued)

Europe on a management basis

								% change
	Germany £m	Italy £m	UK £m	Spain £m	Other Europe £m	Eliminations £m	Europe £m	£	Organic
Year ended 31 March 2013
Revenue	7,857	4,755	5,150	3,904	7,115	(179)	28,602	(5.7)	(5.5)
Service revenue	7,275	4,380	4,782	3,629	6,610	(175)	26,501	(5.9)	(5.8)
Other revenue	582	375	368	275	505	(4)	2,101	(3.2)	(1.3)
Adjusted EBITDA	2,831	1,917	1,210	1,021	2,120	–	9,099	(11.0)	(8.1)
Adjusted EBITDA margin	36.0%	40.3%	23.5%	26.2%	29.8%		31.8%

Year ended 31 March 2012
Revenue	8,233	5,658	5,397	4,763	6,469	(198)	30,322	0.2	(1.2)
Service revenue	7,669	5,329	4,996	4,357	5,994	(193)	28,152	(0.9)	(2.1)
Other revenue	564	329	401	406	475	(5)	2,170	16.4	13.6
Adjusted EBITDA	3,034	2,521	1,294	1,210	2,160	–	10,219	(3.4)	(4.8)
Adjusted EBITDA margin	36.9%	44.6%	24.0%	25.4%	33.4%		33.7%

	Organic change %	Other activity pps [1]	Foreign exchange pps	Reported change %
Revenue – Europe	(5.5)	4.4	(4.6)	(5.7)

Service revenue
Germany	0.5	(0.1)	(5.5)	(5.1)
Italy	(12.8)	(0.1)	(4.9)	(17.8)
UK	(4.0)	(0.3)	–	(4.3)
Spain	(11.5)	(0.2)	(5.0)	(16.7)
Other Europe	(5.2)	22.4	(6.9)	10.3
Europe	(5.8)	4.5	(4.6)	(5.9)

Adjusted EBITDA
Germany	(1.7)	0.2	(5.2)	(6.7)
Italy	(19.3)	–	(4.7)	(24.0)
UK	(6.8)	0.4	(0.1)	(6.5)
Spain	(9.8)	(0.5)	(5.3)	(15.6)
Other Europe	(3.7)	8.1	(6.3)	(1.9)
Europe	(8.1)	1.8	(4.7)	(11.0)

Note:

1	“Other activity” includes the impact of M&A activity and the revision to intra-group roaming charges from 1 October 2011. Refer to “Organic growth” on page 202 for further detail.

Germany

Service revenue increased by 0.5%*, driven by a 1.3%* increase in mobile revenue. Growth in enterprise and wholesale revenue, despite intense price competition, was offset by lower prepaid revenue. Data revenue increased by 13.6%* driven by higher penetration of smartphones and an increase in those sold with a data bundle. Vodafone Red, introduced in October 2012, performed in line with expectations and had a positive impact on customer perception. Enterprise revenue grew by 3.0%*, despite the competitive environment.

The roll-out of 4G services continued and was available in 81 cities, with population coverage of 61% at 31 March 2013.

Adjusted EBITDA declined by 1.7%*, with a 1.0* percentage point reduction in adjusted EBITDA margin, driven by higher customer costs, partially offset by operating cost efficiencies and a one-off benefit from a legal settlement during Q2.

Italy

Service revenue declined by 12.8%* driven by the severe macroeconomic weakness and intense competition, as well as the impact of MTR cuts starting from 1 July 2012. Data revenue increased by 4.4%* driven by mobile internet growth and the higher penetration of smartphones, which more than offset the decline in mobile broadband revenue. Vodafone Red plans, branded as “Vodafone Relax” in Italy, continued to perform well and now account for approximately 30% of the contract customer base at 31 March 2013. The majority of contract additions are Vodafone Relax tariffs. Fixed revenue declined by 6.8%* driven by intense competition and a reduction in the customer base due to the decision to stop consumer acquisitions in areas where margins are impacted by unfavourable regulated wholesale prices.

4G commercial services were launched in October 2012 and were available in 21 cities at 31 March 2013.

Adjusted EBITDA declined by 19.3%*, with a 4.3* percentage point fall in the adjusted EBITDA margin, driven by the decline in service revenue and an increase in commercial costs, partially offset by operating cost efficiencies such as site sharing agreements and the outsourcing of network maintenance.

173

UK

Service revenue declined by 4.0%* driven by the impact of MTR cuts effective from April 2012, intense price competition and macroeconomic weakness, which led to lower out-of-bundle usage. Data revenue grew by 4.2%* driven by higher penetration of smartphones. Vodafone Red plans, launched in September 2012, performed well, with over one million customers at 31 March 2013.

Following the purchase of additional spectrum in February 2013, preparation for LTE roll-out is underway.

The network sharing joint arrangements between Telefónica UK and Vodafone UK, announced in June 2012, is now operational and the integration of the CWW enterprise businesses into Vodafone UK is proceeding successfully.

Adjusted EBITDA declined by 6.8%*, with a 0.5* percentage point reduction in adjusted EBITDA margin, driven by higher retention activity.

Spain

Service revenue declined by 11.5%* driven by continued macroeconomic weakness, high unemployment leading to customers optimising their spend, and a lower customer base following our decision to remove handset subsidies for a period earlier in the year. Competition remains intense with the increased popularity of converged consumer offers in the market. Data revenue grew by 16.5%* driven by the higher penetration of smartphones and an increase in those sold with a data bundle. Vodafone Red, which was launched in Q3, continues to perform well. Fixed revenue declined by 2.9%*, primarily due to intense competition, although new converged fixed/mobile tariffs had a positive impact on fixed broadband customer additions during Q4.

In March 2013 Vodafone Spain signed an agreement with Orange to co-invest in a fibre network in Spain, with the intention to reach six million households and workplaces across 50 cities by September 2017. The combined capital expenditure is expected to reach €1 billion.

Adjusted EBITDA declined by 9.8%*, with a 0.9* percentage point increase in adjusted EBITDA margin, as lower revenues were offset by commercial and operating cost efficiencies. The adjusted EBITDA margin stabilised in H2, benefiting from lower operating and commercial costs.

Other Europe

Service revenue decreased by 5.2%*, driven by declines in the Netherlands, Greece and Portugal, which more than offset growth in Albania and Malta. In the Netherlands service revenue declined by 2.7%* due to more challenging macroeconomic conditions and lower out-of-bundle usage. Macroeconomic weakness, intense price competition and an MTR cut resulted in service revenue declines of 13.4%* and 8.2%* in Greece and Portugal respectively.

Adjusted EBITDA declined by 3.7%*, with a 0.1* percentage point increase in adjusted EBITDA margin as the impact of service revenue declines was largely offset by cost efficiencies.

174	Vodafone Group Plc Annual Report on Form 20-F 2014
Other unaudited financial information (continued)

Prior year operating results (continued)

Africa, Middle East and Asia Pacific on a management basis

	India	Vodacom	Other AMAP	Eliminations	AMAP		% change
	£m	£m	£m	£m	£m	£	Organic
Year ended 31 March 2013
Revenue	4,324	5,206	5,884	(1)	15,413	(1.0)	6.0
Service revenue	3,878	4,415	5,437	(1)	13,729	(2.3)	5.5
Other revenue	446	791	447	–	1,684	10.9	10.3
Adjusted EBITDA	1,240	1,891	1,401	–	4,532	3.2	12.3
Adjusted EBITDA margin	28.7%	36.3%	23.8%		29.4%

Year ended 31 March 2012
Revenue	4,265	5,638	5,669	(1)	15,571	4.7	10.3
Service revenue	3,922	4,898	5,234	(1)	14,053	3.9	9.6
Other revenue	343	740	435	–	1,518	12.7	17.5
Adjusted EBITDA	1,122	1,933	1,338	–	4,393	4.9	10.7
Adjusted EBITDA margin	26.3%	34.3%	23.6%		28.2%

	Organic change %	Other activity[1] pps	Foreign exchange pps	Reported change %
Revenue – AMAP	6.0	0.7	(7.7)	(1.0)

Service revenue
India	11.2	(0.1)	(12.2)	(1.1)
Vodacom	3.1	(3.2)	(9.8)	(9.9)
Other AMAP	3.8	2.1	(2.0)	3.9
AMAP	5.5	(0.3)	(7.5)	(2.3)

Adjusted EBITDA
India	24.0	(0.1)	(13.4)	10.5
Vodacom	10.1	(0.1)	(12.2)	(2.2)
Other AMAP	6.2	(0.1)	(1.4)	4.7
AMAP	12.3	(0.1)	(9.0)	3.2

Note:

1	“Other activity” includes the impact of M&A activity and the revision to intra-group roaming charges from 1 October 2011. Refer to “Organic growth” on page 202 for further detail.

India

Service revenue grew by 11.2%* driven by strong growth in mobile voice minutes and data revenue, partially offset by the impact of regulatory changes. Average customer growth slowed in Q4, as Q3 regulatory changes affecting subscriber verification continued to impact gross additions, however customer acquisition costs remained low.

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

Vodacom

Service revenue grew by 3.1%* mainly driven by growth in Tanzania, the Democratic Republic of Congo (‘DRC’) and Mozambique. In South Africa, service revenue decreased by 0.3%*, with the growth in data revenue and the success of new prepaid offers being more than offset by MTR reductions, macroeconomic weakness leading to customer spend optimisation with lower out-of-bundle usage, and a weaker performance from independent service providers. Data revenue in South Africa grew by 16.1%*, with higher smartphone penetration and data bundles offsetting continued pricing pressure. Vodafone Smart and Vodafone Red, our new range of integrated contract price plans, were introduced in South Africa during March 2013.

On 10 October 2012, Vodacom announced the commercial launch of South Africa’s first LTE network, with 601 LTE sites operational at 31 March 2013.

175

Vodacom’s mobile operations outside South Africa delivered strong service revenue growth of 23.4%*, excluding Vodacom Business Africa, driven by a larger customer base and increasing data take-up. M-Pesa continues to perform well in Tanzania, with approximately 4.9 million active users, and was launched in DRC in November 2012. During the year Vodacom DRC became the first operator to launch 3G services in the DRC.

Adjusted EBITDA grew by 10.1%*, with a 1.5* percentage point increase in adjusted EBITDA margin, primarily driven by revenue growth in Vodacom’s mobile operations outside South Africa and savings in network costs in South Africa following investment in single RAN and transmission equipment.

Other AMAP

Organic service revenue grew by 3.8%* with growth in Turkey, Egypt, Ghana and Qatar more than offset by revenue declines in Australia and New Zealand. Service revenue in Turkey grew by 17.3%*, primarily driven by growth in the contract customer base and an increase in data revenue due to mobile internet and higher smartphone penetration. Australia continued to experience steep revenue declines on the back of ongoing service perception issues and a declining customer base. There has been a strong focus on network improvement and arresting the weakness in brand perception. In Egypt the launch of value management initiatives, take-up of data services and the increase in international incoming call volumes and rates drove service revenue growth of 3.7%*, despite competitive pressures and the uncertain political environment. Data revenue continued to show strong growth of 29.6%* and fixed line revenue grew by 29.0%*. In Qatar service revenue grew by 29.8%*, driven by the growth in the customer base, which is now over one million, supported by successful new propositions. In Ghana, continued strong growth in the customer base and the success of integrated tariffs led to service revenue growth of 24.5%*.

Adjusted EBITDA increased by 6.2%*, with adjusted EBITDA margin increasing by 0.5* percentage points with the impact of service revenue growth in Turkey, Egypt, Qatar and Ghana offsetting declines in Australia and New Zealand.

Non-Controlled Interests on a management basis

Verizon Wireless1

	2013	2012	% change
	£m	£m	£	Organic
Revenue	21,972	20,187	8.8	7.8
Service revenue	19,697	18,039	9.2	8.1
Other revenue	2,275	2,148	5.9	5.2
Adjusted EBITDA	8,831	7,689	14.9	13.6
Interest	(25)	(212)	(88.2)
Tax[2]	13	(287)	(104.5)
Group’s share of result in VZW	6,500	4,953	31.2	29.8

In the United States VZW reported 5.9 million net mobile retail connection3 additions in the year, bringing its closing mobile retail connection base to 98.9 million, up 6.4%.

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

US$3.7 billion (net).

Notes:

1	All amounts represent the Group’s share based on its 45% equity interest, unless otherwise stated.
2	The Group’s share of the tax attributable to VZW relates only to the corporate entities held by the VZW partnership and certain state taxes which are levied on the partnership. The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.
3	The definition of “connections” reported by VZW is the same as “customers” as reported by Vodafone.
4	Average monthly revenue per account.
5	Net debt excludes pending credit card receipts.

176	Vodafone Group Plc Annual Report on Form 20-F 2014

This page is intentionally left blank.

177

This page is intentionally left blank.

178	Vodafone Group Plc Annual Report on Form 20-F 2014

This page is intentionally left blank.

179

This page is intentionally left blank.

180	Vodafone Group Plc Annual Report on Form 20-F 2014

This page is intentionally left blank.

181

This page is intentionally left blank.

182	Vodafone Group Plc Annual Report on Form 20-F 2014
Shareholder information

Investor calendar

Ex-dividend date for final dividend	11 June 2014
Record date for final dividend	13 June 2014
Interim management statement	25 July 2014
Annual general meeting	29 July 2014
Final dividend payment	6 August 2014
Half-year financial results	11 November 2014
Ex-dividend date for interim dividend	26 November 2014[1]
Record date for interim dividend	28 November 2014[1]
Interim dividend payment	4 February 2015[1]

Note:

1	Provisional dates.

Dividends

See pages 101 and 124 for details on dividend amount per share.

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

See vodafone.com/dividends for further information about dividend payments or, alternatively, please contact our Registrar or the ADS depositary, as applicable. See page 183 for their contact information.

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

Computershare also offers an internet and telephone share dealing service to existing shareholders.

The service can be obtained at investorcentre.co.uk. Shareholders with any queries regarding their holding should contact Computershare. See page 183 for their contact details.

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

We encourage all our shareholders to sign up for this service by providing us with an email address. You can register your email address via our registrar at investorcentre.co.uk or contact them via the telephone number provided on page 183. See vodafone.com/investor for further information about this service.

Annual general meeting

Our thirtieth AGM will be held at the Hilton Metropole Hotel, 225 Edgware Road, London W2 1JU on Tuesday 29 July 2014 at 11.00 a.m.

The AGM will be transmitted via a live webcast which can be viewed on our website at vodafone.com/agm on the day of the meeting. A recording will be available to view after that date.

183

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

Landmark Asset Search

We participate in an online service which provides a search facility for solicitors and probate professionals to quickly and easily trace UK shareholdings relating to deceased estates. Visit www.landmarkfas.co.uk or call +44 (0)844 844 9967 for further information.

Warning to shareholders (“boiler room” scams)

Over recent years we have become aware of investors who have received unsolicited calls or correspondence, in some cases purporting to have been issued by us, concerning investment matters. These callers typically make claims of highly profitable opportunities in UK or US investments which turn out to be worthless or simply do not exist. These approaches are usually made by unauthorised companies and individuals and are commonly known as “boiler room” scams. Investors are advised to be wary of any unsolicited advice or offers to buy shares. If it sounds too good to be true, it often is.

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

ADS depositary
BNY Mellon Shareowner Services
PO Box 30170
College Station, TX 77842-3170
Telephone: +1 800 233 5601 (toll free) or, for calls outside the United States,
+1 201 680 6837 (not toll free) and enter company number 2160
Email: shrrelations@cpushareownerservices.com

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

On 21 February 2014 the Group disposed of its interest in Verizon Wireless (‘VZW’) to Verizon Communications Inc. As part of this transaction the Group returned US$85 billion to shareholders in cash and Verizon shares. On 24 February 2014 the Group’s share capital was consolidated on the basis of six new ordinary shares for every eleven existing ordinary shares.

The closing share price at 31 March 2014 was 220.25 pence (31 March 2013: 186.60 pence). The closing share price on 19 May 2014 was 217.95 pence.

The following tables set out, for the periods indicated, (i) the reported high and low middle market quotations of ordinary shares on the

London Stock Exchange, and (ii) the reported high and low sales prices of ADSs on the New York Stock Exchange (‘NYSE’)/NASDAQ. The Company transferred its ADS listing from the NYSE to NASDAQ on 29 October 2009.

		London Stock Exchange Pounds per ordinary share		NYSE/NASDAQ Dollars per ADS
Year ended 31 March	High	Low	High	Low
2010	1.54	1.11	24.04	17.68
2011	1.85	1.27	32.70	18.21
2012	1.84	1.54	29.46	24.31
2013	1.92	1.54	30.07	24.42
2014	2.52	1.80	41.57	27.74

		London Stock Exchange Pounds per ordinary share		NYSE/NASDAQ Dollars per ADS
Quarter	High	Low	High	Low
2012/2013
First quarter	1.82	1.64	28.39	26.00
Second quarter	1.92	1.73	30.07	27.47
Third quarter	1.82	1.54	29.46	24.95
Fourth quarter	1.90	1.56	28.73	24.42
2013/2014
First quarter	1.99	1.80	30.80	27.81
Second quarter	2.24	1.92	35.79	29.15
Third quarter	2.44	2.20	39.99	35.03
Fourth quarter	2.52	2.18	36.01	41.57
2014/2015
First quarter[1]	2.27	2.11	38.26	35.37

Note:

1	Covering period up to 19 May 2014.

184	Vodafone Group Plc Annual Report on Form 20-F 2014
Shareholder information (continued)

		London Stock Exchange Pounds per ordinary share		NASDAQ Dollars per ADS
Month	High	Low	High	Low
November 2013	2.40	2.32	38.06	36.91
December 2013	2.43	2.30	39.99	37.39
January 2014	2.46	2.28	39.90	37.44
February 2014	2.52	2.21	41.57	36.01
March 2014	2.49	2.18	41.50	36.05
April 2014	2.24	2.11	37.96	35.37
May 2014[1]	2.27	2.17	38.26	36.28

Note:

1	Covering period up to 19 May 2014.

Inflation and foreign currency translation

Inflation

Inflation has not had a significant effect on the Group’s results of operations and financial condition during the three years ended 31 March 2014.

Foreign currency translation

The following table sets out the pound sterling exchange rates of the other principal currencies of the Group, being: “euros”, “€” or “eurocents”, the currency of the European Union (‘EU’) member states which have adopted the euro as their currency, and “US dollars”, “US$”, “cents” or “¢”, the currency of the US.

		31 March	%
Currency (=£1)	2014	2013	Change
Average:
Euro	1.19	1.23	(3.3)
US dollar	1.59	1.58	0.6
At 31 March:
Euro	1.21	1.19	1.7
US dollar	1.67	1.52	9.9

The following table sets out, for the periods and dates indicated, the period end, average, high and low exchanges rates for pound sterling expressed in US dollars per £1.00.

Year ended 31 March	31 March	Average	High	Low
2010	1.52	1.60	1.70	1.44
2011	1.61	1.56	1.64	1.43
2012	1.60	1.60	1.67	1.53
2013	1.52	1.58	1.63	1.49
2014	1.67	1.59	1.67	1.49

The following table sets out, for the periods indicated, the high and low exchange rates for pounds sterling expressed in US dollars per £1.00.

Month	High	Low
November 2013	1.64	1.59
December 2013	1.66	1.63
January 2014	1.66	1.63
February 2014	1.67	1.63
March 2014	1.67	1.65
April 2014	1.69	1.66

Markets

Ordinary shares of Vodafone Group Plc are traded on the London Stock Exchange and in the form of ADSs on NASDAQ. We had a total market capitalisation of approximately £57 billion at 19 May 2014 making us the sixth largest listing in The Financial Times Stock Exchange 100 index and the 76th largest company in the world based on market capitalisation at that date.

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

ADS holders are not members of the Company but may instruct BNY Mellon on the exercise of voting rights relative to the number of ordinary shares represented by their ADSs. See “Articles of association and applicable English law – Rights attaching to the Company’s shares – Voting rights” on page 185.

Shareholders at 31 March 2014

Number of ordinary shares held	Number of accounts	% of total issued shares
1–1,000	444,094	0.31
1,001–5,000	52,522	0.39
5,001–50,000	14,687	0.60
50,001–100,000	513	0.12
100,001–500,000	721	0.58
More than 500,000	1,135	98.00
	513,672	100.00

Major shareholders

BNY Mellon, as custodian of our ADR programme, held approximately 17.95% of our ordinary shares of 20 20/21 US cents each at 19 May 2014 as nominee. The total number of ADRs outstanding at 19 May 2014 was 517,135,941. At this date 1,473 holders of record of ordinary shares had registered addresses in the United States and in total held approximately 0.007% of the ordinary shares of the Company.

At 31 March 2014 the following percentage interests in the ordinary share capital of the Company, disclosable under the Disclosure and Transparency Rules, (DTR 5), have been notified to the directors. No changes in the interests disclosed to the Company have been notified between 31 March 2014 and 19 May 2014.

Shareholder	Shareholding
Black Rock, Inc.	6.90%

The rights attaching to the ordinary shares of the Company held by this shareholder are identical in all respects to the rights attaching to all the ordinary shares of the Company. The directors are not aware, at 19 May 2014, of any other interest of 3% or more in the ordinary share capital of the Company. The Company is not directly or indirectly owned or controlled by any foreign government or any other legal entity. There are no arrangements known to the Company that could result in a change of control of the Company.

Articles of association and applicable English law

The following description summarises certain provisions of the Company’s articles of association and applicable English law. This summary is qualified in its entirety by reference to the Companies Act 2006 of England and Wales and the Company’s articles of association. See “Documents on display” on page 187 for information on where copies of the articles of association can be obtained.

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

185

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

In addition, as required by The Directors’ Remuneration Report Regulations, the Board has, since 2003, prepared a report to shareholders on the directors’ remuneration which complies with the regulations (see pages 69 to 85). The report is also subject to a shareholder vote.

Rights attaching to the Company’s shares

At 31 March 2014 the issued share capital of the Company was comprised of 50,000 7% cumulative fixed rate shares of £1.00 each, 26,439,960,221 ordinary shares (excluding treasury shares) of 20 20/21 US cents each and 33,737,176,433 deferred shares of US$0.00001 each.

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

Holders of the Company’s ordinary shares may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the directors. The Board of directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution. Dividends on ordinary shares can be paid to shareholders in whatever currency the directors decide, using an appropriate exchange rate for any currency conversions which are required. Holders of the Company’s deferred shares have no right to dividends.

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

Under English law shareholders of a public company such as the Company are not permitted to pass resolutions by written consent.

186	Vodafone Group Plc Annual Report on Form 20-F 2014
Shareholder information (continued)

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

Holders of the Company’s deferred shares are not entitled to attend or vote at general meetings of the Company.

Liquidation rights

In the event of the liquidation of the Company, after payment of all liabilities and deductions in accordance with English law, the holders of the Company’s 7% cumulative fixed rate shares would be entitled to a sum equal to the capital paid up on such shares, together with certain dividend payments, in priority to holders of the Company’s ordinary shares. The holders of the fixed rate shares do not have any other right to share in the Company’s surplus assets. The holders of ordinary shares have priority over holders of deferred shares.

Pre-emptive rights and new issues of shares

Under section 549 of the Companies Act 2006 directors are, with certain exceptions, unable to allot the Company’s ordinary shares or securities convertible into the Company’s ordinary shares without the authority of the shareholders in a general meeting. In addition, section 561 of the Companies Act 2006 imposes further restrictions on the issue of equity securities (as defined in the Companies Act 2006 which include the Company’s ordinary shares and securities convertible into ordinary shares) which are, or are to be, paid up wholly in cash and not first offered to existing shareholders. The Company’s articles of association allow shareholders to authorise directors for a period specified in the relevant resolution to allot (i) relevant securities generally up to an amount fixed by the shareholders and (ii) equity securities for cash other than in connection with a pre-emptive offer up to an amount specified by the shareholders and free of the pre-emption restriction in section 561. At the 2013 AGM the amount of relevant securities fixed by shareholders under (i) above and the amount of equity securities specified by shareholders under (ii) above were both in line with corporate governance guidelines. The directors consider it desirable to have the maximum flexibility permitted by corporate governance guidelines to respond to market developments and to enable allotments to take place to finance business opportunities as they arise. In order to retain such maximum flexibility, the directors propose to renew the authorities granted by shareholders in 2013 at this year’s AGM. Further details of such proposals are provided in the 2014 notice of AGM.

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

187

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

Documents on display

The Company is subject to the information requirements of the Exchange Act applicable to foreign private issuers. In accordance with these requirements the Company files its annual report on Form 20-F and other related documents with the SEC. These documents may be inspected at the SEC’s public reference rooms located at 100 F Street, NE Washington, DC 20549. Information on the operation of the public reference room can be obtained in the United States by calling the SEC on +1-800-SEC-0330. In addition, some of the Company’s SEC filings, including all those filed on or after 4 November 2002, are available on the SEC’s website (sec.gov). Shareholders can also obtain copies of the Company’s articles of association from our website at vodafone.com/governance or from the Company’s registered office.

Material contracts

At the date of this annual report the Group is not party to any contracts that are considered material to the Group’s results or operations except for its US$4.2 billion and €3.9 billion revolving credit facilities which are discussed in note 22 “Liquidity and capital resources” to the consolidated financial statements and the stock purchase agreement for the sale of the Group’s entire 45% shareholding in VZW to Verizon Communications Inc.

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

For purposes of the treaty and the US-UK double taxation convention relating to estate and gift taxes (the ‘Estate Tax Convention’), and for US federal income tax and UK tax purposes, this section is based on the assumption that a holder of ADRs evidencing ADSs will be treated as the owner of the shares in the Company represented by those ADSs. Investors should note that a ruling by the first-tier tax tribunal in the UK has cast doubt on this view, but HMRC have stated that they will continue to apply their long-standing practice of regarding the holder of such ADRs as holding the beneficial interest in the underlying shares. Investors should note, however, that this is an area of some uncertainty that may be subject to further developments in the future. Generally exchanges of shares for ADRs and ADRs for shares will not be subject to US federal income tax or to UK tax other than stamp duty or stamp duty reserve tax (see the section on these taxes on page 189).

188	Vodafone Group Plc Annual Report on Form 20-F 2014
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

A shareholder in the Company who is an individual resident for UK tax purposes in the UK, is entitled in calculating their liability to UK income tax, to a tax credit on cash dividends we pay on our shares or ADSs and the tax credit is equal to one-ninth of the cash dividend.

US federal income taxation

Subject to the passive foreign investment corporation (‘PFIC’) rules described below, a US holder is subject to US federal income taxation on the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends paid to a non-corporate US holder that constitute qualified dividend income will be taxable to the holder at the special reduced rate normally applicable to long-term capital gains provided that the ordinary shares or ADSs are held for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by us with respect to the shares or ADSs will generally be qualified dividend income. A US holder is not subject to a UK withholding tax. The US holder includes in gross income for US federal income tax purposes only the amount of the dividend actually received from us and the receipt of a dividend does not entitle the US holder to a foreign tax credit.

Dividends must be included in income when the US holder, in the case of shares, or the depositary, in the case of ADSs, actually or constructively receives the dividend and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Dividends will be income from sources outside the US. For the purpose of the foreign tax credit limitation, foreign source income is classified in one of two baskets and the credit for foreign taxes on income in any basket is limited to US federal income tax allocable to that income. Generally the dividends we pay will constitute foreign source income in the passive income basket.

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

Taxation of capital gains

UK taxation

A US holder may be liable for both UK and US tax in respect of a gain on the disposal of our shares or ADSs if the US holder is:

g	a citizen of the US resident for UK tax purposes in the UK;

g	a citizen of the US who has been resident for UK tax purposes in the UK, ceased to be so resident for a period of five years or less and who disposed of the shares or ADSs during that period (a ‘temporary nonresident’), unless the shares or ADSs were also acquired during that period, such liability arising on that individual’s return to the UK;

g	a US domestic corporation resident in the UK by reason of being centrally managed and controlled in the UK; or

g	a citizen of the US or a US domestic corporation that carries on a trade, profession or vocation in the UK through a branch or agency or, in the case of US domestic companies, through a permanent establishment and that has used the shares or ADSs for the purposes of such trade, profession or vocation or has used, held or acquired the shares or ADSs for the purposes of such branch or agency or permanent establishment.

Under the treaty capital gains on dispositions of the shares or ADSs are generally subject to tax only in the country of residence of the relevant holder as determined under both the laws of the UK and the US and as required by the terms of the treaty. However, the treaty provides that individuals who are residents of either the UK or the US and who have been residents of the other jurisdiction (the US or the UK, as the case may be) at any time during the six years immediately preceding the relevant disposal of shares or ADSs may be subject to tax with respect to capital gains arising from the dispositions of the shares or ADSs not only in the country of which the holder is resident at the time of the disposition but also in that other country (although, in respect of UK taxation, generally only to the extent that such an individual comprises a temporary non-resident).

We published tax information relating to the return of value here: vodafone.com/investor.

US federal income taxation

Subject to the passive foreign investment company rules described below, a US holder that sells or otherwise disposes of our shares or ADSs will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realised and the holder’s tax basis, determined in US dollars, in the shares or ADSs. Generally a capital gain of a non-corporate US holder is taxed at a maximum US federal income tax rate of 20% provided the holder has a holding period of more than one year and does not have taxable income in excess of certain thresholds. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes. The deductibility of losses is subject to limitations.

189

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

PFIC rules

We do not believe that our shares or ADSs will be treated as stock of a PFIC for US federal income tax purposes. This conclusion is a factual determination that is made annually and thus is subject to change. If we are treated as a PFIC, any gain realised on the sale or other disposition of the shares or ADSs would in general not be treated as capital gain unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs. Otherwise a US holder would be treated as if he or she has realised such gain and certain “excess distributions” rateably over the holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated. An interest charge in respect of the tax attributable to each such year would also apply. Dividends received from us would not be eligible for the preferential tax rate applicable to qualified dividend income for certain noncorporate holders.

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

Foreign financial asset reporting

US taxpayers that own certain foreign financial assets, including debt and equity of foreign entities, with an aggregate value in excess of US$50,000 at the end of the taxable year or US$75,000 at any time during the taxable year (or, for certain individuals living outside the United States and married individuals filing joint returns, certain higher thresholds) may be required to file an information report with respect to such assets with their tax returns. The shares constitute foreign financial assets subject to these requirements unless the shares are held in an account at a financial institution (in which case the account may be reportable if maintained by a foreign financial institution). US holders should consult their tax advisors regarding the application of the rules relating to foreign financial asset reporting.

190	Vodafone Group Plc Annual Report on Form 20-F 2014
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

Since then we have entered into various transactions which enhanced our international presence. The most significant of these transactions were as follows:

g	the merger with AirTouch Communications, Inc. which completed on 30 June 1999. The Company changed its name to Vodafone AirTouch Plc in June 1999 but then reverted to its former name, Vodafone Group Plc, on 28 July 2000;

g	the completion on 10 July 2000 of the agreement with Bell Atlantic and GTE to combine their US cellular operations to create the largest mobile operator in the United States, Verizon Wireless, resulting in the Group having a 45% interest in the combined entity;

g	the acquisition of Mannesmann AG which completed on 12 April 2000. Through this transaction we acquired businesses in Germany and Italy and increased our indirect holding in Société Française du Radiotéléphone S.A. (‘SFR’);

g	through a series of business transactions between 1999 and 2004 we acquired a 97.7% stake in Vodafone Japan. This was then disposed of on 27 April 2006;

g	on 8 May 2007 we acquired companies with controlling interests in Vodafone India Limited (‘VIL’), formerly Vodafone Essar Limited, for US$10.9 billion (£5.5 billion); and

g	on 20 April 2009 we acquired an additional 15.0% stake in Vodacom for cash consideration of ZAR 20.6 billion (£1.6 billion). On 18 May 2009 Vodacom became a subsidiary.

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

18 August 2011/8 February 2012 – Vodafone assigned its rights to purchase 11% of VIL to Piramal Healthcare Limited (‘Piramal’). On 18 August 2011 Piramal purchased 5.5% of VIL from the Essar Group for a cash consideration of INR 28.6 billion (£368 million). On 8 February 2012, they purchased a further 5.5% of VIL from the Essar Group for a cash consideration of approximately INR 30.1 billion (£399 million) taking Piramal’s total shareholding in VIL to approximately 11%.

9 November 2011 – Poland: We sold our entire 24.4% interest in Polkomtel in Poland for cash consideration of approximately €920 million (£784 million) before tax and transaction costs.

27 July 2012 – UK: We acquired the entire share capital of Cable & Wireless Worldwide plc for a cash consideration of approximately £1,050 million.

31 October 2012 – New Zealand: We acquired TelstraClear Limited, for a cash consideration of NZ$840 million (£440 million).

13 September 2013 – Germany: We acquired a 76.57% interest in Kabel Deutschland Holding AG for a cash consideration of €5.8 billion (£4.9 billion).

21 February 2014 – On 2 September 2013 Vodafone announced that it had reached agreement to dispose of its US Group whose principal asset was its 45% interest in Verizon Wireless (‘VZW’) to Verizon Communications Inc. (‘Verizon’), Vodafone’s joint venture partner, for a total consideration of US$130 billion (£79 billion) including the remaining 23.1% minority interest in Vodafone Italy. Following completion on 21 February 2014, Vodafone shareholders received Verizon shares and cash totalling US$85 billion (£51 billion).

17 March 2014 – Spain: We agreed to acquire Group Corporativo Ono, S.A. (‘Ono’) for a total consideration equivalent to €7.2 billion (£6.0 billion) on a debt and cash free basis. The acquisition, which is subject to customary terms and conditions including anti-trust clearances by the relevant authorities, is expected to complete in calendar Q3 2014.

191
Regulation

Our operating companies are generally subject to regulation governing the operation of their business activities. Such regulation typically takes the form of industry specific law and regulation covering telecommunications services and general competition (antitrust) law applicable to all activities.

The following section describes the regulatory frameworks and the key regulatory developments at the global and supranational level and in selected countries in which we have significant interests during the year ended 31 March 2014. Many of the regulatory developments reported in the following section involve ongoing proceedings or consideration of potential proceedings that have not reached a conclusion. Accordingly, we are unable to attach a specific level of financial risk to our performance from such matters.

European Union (‘EU’)

In September 2013, the European Commission (the ‘Commission’) delivered major regulatory proposals aimed at building a telecoms single market and delivering a “Connected Continent”. These proposals have been amended by the European Parliament and will now be reviewed by the European Council. The Commission’s proposals include the following:

g	a simplified notification process for telecommunications operators across the EU;

g	removal of all roaming surcharges after June 2016;

g	increased transparency requirements for consumers;

g	harmonisation of Spectrum allocation rules; and

g	net neutrality requirements, which include restrictions on blocking, slowing down or discriminating against any internet content.

Roaming

The current roaming regulation came into force in July 2012 and requires mobile operators to supply voice, text and data roaming services under retail price caps. Wholesale price caps also apply to voice, text and data roaming services.

The roaming regulation also requires a number of additional measures which are intended to increase competition in the retail market for roaming and thereby facilitate the withdrawal of price caps. These include a requirement that users be able, from July 2014, to purchase roaming services from a provider other than their current domestic provider and to retain the same phone number when roaming.

Fixed network regulation

In September 2013, the Commission published its recommendation on costing methodologies and non-discrimination which aims to encourage Next Generation Access (‘NGA’) investment. NGA networks of operators with Significant Market Power (‘SMP’) may be exempt from cost-oriented wholesale prices if access is provided on the basis of equivalence of inputs (i.e. exactly the same products, prices and processes are offered to competitors) with effective margin squeeze tests to ensure technical and economic replicability. Copper wholesale network prices are expected to remain within a guide price band of €8 to €10 per month.

Europe region

Germany

The Federal Network Agency (‘BNetzA’) has indicated that the envisaged merger of Telefónica Deutschland and E-plus will have implications for spectrum allocation, and this is expected to impact the current proceedings on 700MHz, 900MHz, 1500MHz and 1800MHz licensing (Project 2016). BNetzA is unlikely to decide on the further procedure until the envisaged Telefónica Deutschland/E-plus merger is finally decided in mid-2014.

The national regulator is currently consulting on new mobile termination rates (‘MTR’s), with a decision due to be announced in December 2014.

Italy

Vodafone Italy, along with other Italian mobile operators, is the subject of an investigation by the Italian Antitrust Authority following a dawn raid in November 2012. This followed a complaint from an MVNO that it had been excluded from the market. The investigation is ongoing and Vodafone Italy is cooperating with the Antitrust Authority.

Vodafone Italy has appealed against the injunction of the national regulator (‘AGCOM’) ordering them to adopt all measures required under the Roaming Regulation in relation to roaming charges within a tariff.

For information on litigation in Italy, see note 30 “Contingent liabilities”.

United Kingdom

In October 2013, the national regulator (‘Ofcom’) began a consultation on revising the annual licence fees payable on licences for the use of spectrum in the 900MHz and 1800MHz bands, to reflect market value and with regard to the sums bid in the 4G auction. The 900MHz, 1800MHz and 2.1GHz licences have been made technology-neutral, allowing them to be used for 4G.

Spain

In June 2013, the Spanish Parliament adopted Act 3/2013 creating the National Markets and Competition Commission (‘CNMC’) as the new national regulator, responsible for both competition and regulatory matters.

In August 2013, Vodafone Spain filed a competition complaint with the competition authority against Telefónica and Yoigo for an alleged unauthorised transfer of the use of Yoigo’s spectrum to Telefónica with a parallel complaint filed to the Ministry in September 2013. The Ministry rejected that complaint in November 2013 and Vodafone Spain has submitted an administrative appeal against this decision in December 2013, stating that Yoigo and Telefónica are undertaking an unauthorised spectrum sharing arrangement. The Ministry has not yet announced its decision.

In February 2014, Vodafone Spain lodged a competition claim before the national regulator against Telefónica citing abuse of its dominant position in both its fibre roll-out and fibre retail offers as well as subscribing to anticompetitive agreements with Jazztel.

In March 2014, the national regulator concluded there were no sanctions to apply against Telefónica, Orange and Vodafone in the margin squeeze case that was originally brought to them by a MVNO in January 2012.

The fines applied to Telefónica, Orange and Vodafone Spain in December 2012 for abuse of dominant position by imposing excessive pricing of wholesale SMS/MMS services on MVNOs, remain suspended until the judicial review is concluded.

Netherlands

In November 2013, the investigation of the Dutch competition authority (‘ACM’) into the three mobile operators (KPN, T-Mobile and Vodafone Netherlands) concluded without any fine being imposed. ACM determined that there were no price-fixing agreements in the mobile-telecommunications market. However, ACM did establish that public statements about future market behaviour could carry antitrust risks. The three operators have therefore made a commitment to ACM that they will refrain from making certain statements about future market behaviour in public to avoid any risk of illegal collusive behaviour in the future.

192	Vodafone Group Plc Annual Report on Form 20-F 2014
Regulation (continued)

Ireland

In December 2012, Vodafone Ireland judicially challenged the decision of the Commission for Communications Regulation (‘ComReg’), to impose an interim MTR based on a BEREC benchmark rather than a MTR based on a full cost model. In August 2013, the Irish High Court found the decision to be unlawful and by Court order, set a maximum MTR rate for the Irish market of 2.60 eurocents per minute, to apply from 1 July 2013. This rate will apply until a MTR based on a fully modelled price is available which is expected in September 2014. ComReg has appealed the Irish High Court’s decision, to the Irish Supreme Court.

Portugal

In July 2013, following a complaint from Optimus, the Portuguese Competition Authority (‘PCA’) opened an administrative inquiry into TMN, Vodafone Portugal and Optimus to assess the existence of a potential abuse of individual dominant position by TMN and Vodafone Portugal or a potential abuse of collective dominant position by these companies on the mobile communications services retail markets, consisting of a rate discrimination (i.e. the application of dissimilar conditions to equivalent services) between the on-net prices of voice calls and SMS and the off-net prices of voice calls and SMS. The inquiry also covers the potential abuse of individual dominant position by TMN and Vodafone Portugal in their respective wholesale SMS termination markets. We submitted preliminary remarks in September 2013.

Romania

An investigation by the Romanian Competition Council (‘RCA’) commenced in April 2011 for alleged margin squeeze by all MNOs between 2006 and 2011 on wholesale termination tariffs. In May 2012, at the request of the MNOs, the RCA accepted to enter into a commitment procedure in order to close the investigation. Their concerns on MTRs have been resolved by the national regulator’s decision on a new long-run incremental cost model that means from 1 April 2014, the maximum termination rates in Romania will decrease from 0.67 eurocents per minute to 0.14 eurocents per minute for fixed call termination and, respectively, from 3.07 eurocents per minute to 0.96 eurocents per minute for mobile call termination.

A cross-border spectrum coordination agreement with Ukraine was signed in June 2013, ensuring interference free use of the E-GSM 900MHz band at the border. Although the agreement entered into force on 1 January 2014, the Ukrainian operators are not currently fulfilling their obligations under the agreement, resulting in the Vodafone Romania E-GSM spectrum facing heavy interference in some areas, especially on the south-east side of the country. Vodafone Romania, with the help of the national regulator, is working to find a timely and efficient solution with the Ukrainian operators, before the entry into force of the new GSM licences.

New spectrum licenses comprising 2x10MHz in 800MHz, 2x10MHz in 900MHz, 2x30MHz in 1800MHz and 1x15MHz in 2.6GHz, came into force on 5 April 2014.

Greece

Offers for tender for the National Rural Broadband Network construction opened in February 2014. The fixed incumbent (OTE) and the consortium of Intrakat, Intracom Holdings and Hellas Online (Vodafone Greece has an 18.5% interest in Hellas Online) are the only two parties in the tender process.

In March 2014, the Hellenic Telecommunications & Post Commission (‘EETT’) announced that spectrum in the 800MHz and 2.6 GHz bands is expected to be auctioned after July 2014.

Czech Republic

The Czech Telecommunications Office (‘CTU’), the national regulator, has not resolved the issues with their draft analysis on access and call origination published in 2012.

Vodafone Czech Republic acquired 2x10MHz of 800MHz spectrum, 2x4MHz of 1800MHz spectrum and 2x20MHz of 2.6GHz spectrum for CZK 3.1 billion in a spectrum auction in November 2013. The Czech Telecommunication Office plans to sell the remaining spectrum in the 1800MHz and 2.6GHz bands later in 2014. The 800MHz and 1800MHz frequencies reserved for a new entrant remain unsold. Using our technology neutral licence, we launched a 4G network on 2x3MHz in the 900MHz band, in November 2013.

Hungary

Further to the Commission withdrawing its initiative to prepare an infringement procedure against the Hungarian government’s telecommunications tax, in August 2013 the telecommunications tax was raised from HUF 2 to HUF 3 per voice minute and SMS and the cap on business subscriptions has been doubled from HUF 2,500 to HUF 5,000 per month. In the year ended 31 March 2014, Vodafone Hungary’s telecommunications tax liability is HUF 10 billion.

Vodafone Hungary’s original 900MHz and 1800MHz licences which were due to expire in July 2014, have been extended to 2022 following negotiations with the National Media and Infocommunications Authority Hungary (‘NMIAH’) in September 2013. The NMIAH is preparing to offer the 4G bands (800MHz and 2.6GHz) together with some remaining frequencies in the 900MHz and 1800MHz bands.

Albania

In January 2014, the Albanian Competition Authority (‘ACA’) issued recommendations to the Electronic and Postal Communications Authority (‘AKEP’) for measures to reduce the differentiation between on-net and off-net calls. The AKEP has imposed new account separation rules, which apply to the mobile operators and fixed incumbent from 2014.

AKEP is also reviewing MTR rates, targeting pure long run incremental cost (‘LRIC’) benchmarking levels with glide-path reducing current MTRs to 1.0 eurocents per minute in 2015. Vodafone Albania is opposing the proposal to apply asymmetric rates for the two smaller players.

In February 2014, following an investigation into the potential abuse of dominance by Vodafone Albania in the telephony market, the ACA found that Vodafone was dominant in the retail market for the period from January 2011 to December 2012. No abuse of this status has been found and no charges were imposed.

Malta

In March 2014, the MCA set the MTR at 0.40 eurocents per minute to which Vodafone has submitted an appeal to the Administrative Review Tribunal on the basis that there was a lack of transparency in the consultation process.

Africa, Middle East and Asia Pacific region

India

In January 2013, Vodafone India’s application for a ten year extension to their existing 900MHz licences in Delhi, Mumbai and Kolkata was unsuccessful and the Department of Telecommunications (‘DoT’) included that spectrum in their 2013 auction plan. Vodafone India challenged this decision in the courts and in February 2014, the Supreme Court found in favour of the DoT. The 900MHz spectrum along with the 1800MHz spectrum was auctioned in February 2014 and Vodafone India acquired an aggregate of 2x23MHz of spectrum in the 900MHz band and 2x49MHz of spectrum in the 1800MHz band at a cost of INR 19.6 billion, which will be paid as an initial up-front payment followed by 10 annual instalments (following a two year moratorium).

193

As a mandatory condition of acquiring the 900MHz spectrum in Delhi, Mumbai and Kolkata, Vodafone India has applied for the new Unified Licence and is negotiating the agreement of specific terms prior to the commencement of the new spectrum in November 2014. Further spectrum licences expire in December 2016 and new licences are expected to be auctioned later in the current financial year.

For information on litigation in India, see note 30 “Contingent liabilities”.

Vodacom: South Africa

The Ministry of Trade and Industry (‘DTI’) published revised generic Codes of Good Practice on Broad-based Black Economic Empowerment (‘BEE’) during October 2013, following an intensive consultation process. These revised codes will come into effect in April 2015. In addition, the Broad-based Black Economic Empowerment Amendment Act No. 46 of 2013 was promulgated in January 2014. This Act will come into force on a date still to be proclaimed by the President. A provision for BEE legislation to take precedence over sectoral legislation contained in the Act will only be effective 12 months after the proclamation date.

In October 2013, Cell C lodged a complaint with the Competition Commission of South Africa (‘CompCom’) against Vodacom (and MTN), in relation to alleged discriminatory pricing of on-net and off-net calls. Vodacom submitted its response in January 2014 however CompCom has decided to proceed with the formal investigation of Cell C’s complaint.

In December 2013, the Ministry of Communications published the final National Broadband Policy which sets out the Government’s national broadband policy objective of 100% broadband penetration by 2030. Amongst the measures being considered to achieve this objective is the establishment of a single national wholesale network. The Ministry of Communications has appointed a National Broadband Council (comprising of experts in the field) to advise on the implementation of the National Broadband Policy, including the desirability and business case of a single national wholesale network.

In January 2014, the Ministry of Communications commenced the consultation process on the National Integrated ICT Policy Green Paper (the ‘Green Paper’) to, amongst other things, define the allocation of 4G spectrum, the rural broadband coverage plans and the future organisational structure of the national regulatory authority (the ‘NRA’). After the consultation process on the Green Paper, the paper will mutate into a National Integrated Information Communications Technology Policy White Paper (the ‘White Paper’). The tentative timeline for the publication of the White Paper is August 2014.

In February 2014, the NRA published Call Termination Regulations (‘CTR’) determining the cost of terminating a call on a Mobile Network Operator (‘MNO’) to be ZAR 0.10. The target rate of ZAR 0.10, so the NRA decreed, would be reached over three years after a decline to ZAR 0.20 in year one followed by another decline to ZAR 0.15 in year two. Asymmetrical rates, as an additional regulatory remedy ranging between 120% and 300%, were also imposed in the same CTRs for the benefit of Cell C and Telkom Mobile (the ‘two smallest MNOs’). Vodacom and MTN (the ‘two largest mobile MNOs’) challenged the validity and legality of the NRA 2014 CTRs in the Johannesburg High Court, South Africa (the ‘High Court’) on the grounds that in setting the new MTRs, the NRA had acted arbitrarily and irrationally without any regard to the requirements of the Promotion of Administrative Justice Act (‘PAJA’) and the Electronic Communications Act (the ‘ECA’).

On 31 March 2014, the High Court upheld Vodacom and MTN’s challenge and ruled that the NRA 2014 CTRs were invalid and unlawful. However, the High Court invoked its judicial discretion to suspend this order – in the public interest – for a period of six months. During this period, MTRs will decline from ZAR 0.40 to ZAR 0.20. Vodacom and MTN will pay an asymmetrical rate of ZAR 0.44 for their calls terminating on Cell C and Telkom Mobile’s networks. ICASA is required during this window period of six months to develop legally tenable CTRs.

Turkey

From January 2014, the price cap for national SMS was reduced by 20% from 41.54 Kr to 33.25 Kr. In addition, the requirement for the on net price to be higher than 1.7 times MTR has been extended to tariff campaigns for operators who have significant market power.

In February 2014, the new Basket Law amending Law No. 5651 (Internet Cyber Crimes) provides that an Access Providers Union shall be established to require telecommunications operators to monitor and intercept internet services, where required by the law.

Australia

In September 2013, a range of fixed services reviews were initiated by the Australian Communications and Media Authority (‘ACMA’) including for unbundled local loop and regional transmission services. In addition, the change of Government has resulted in a range of reviews to reduce the cost of the roll-out of the National Broadband Network. This will reduce the amount of fibre to the premises (‘FTTP’) to be deployed and increase more fibre to the node (‘FTTN’) technology.

Egypt

In October 2013, the Administrative Court issued a ruling in the lawsuit for the case filed by Vodafone Egypt against Telecom Egypt and the national regulator (‘NTRA’) regarding the authority to set MTRs between mobile and fixed operators and we expect to receive the formal Court ruling later this year.

In April 2014, the Minister of Communications and Information Technology announced the proposed framework of the unified telecoms licence, with the expectation that all matters would be finalised in June 2014. The Minister’s proposal, which is subject to negotiation, provides the opportunity for Telecom Egypt to purchase their own mobile licence whilst providing Vodafone Egypt with a number of options on purchasing virtual local loop unbundling (‘VLLU’), part ownership of an infrastructure licence and its own international gateway licence. A requirement of the current proposal is for Telecom Egypt to sell its 45% share in Vodafone Egypt within 12 months of 30 June 2014.

New Zealand

In January 2014, Vodafone New Zealand secured 2x15MHz of 700MHz spectrum for the reserve price of NZ$66 million. A second phase of the auction to determine the allocation of specific sub-bands to licensees is ongoing.

Safaricom: Kenya

Safaricom Limited is in the process of renewing its operating licence for ten years with effect from 1 July 2014. The renewed licence will include Safaricom Limited’s spectrum resources in 900MHz and 1800MHz. Safaricom also holds spectrum resources in the 2.1GHz band, under its 3G licence.

Qatar

In December 2013, the Ministry of Information and Communications Technology (‘MICT’) released a national broadband plan to guide policy on the development of broadband. One objective of the plan, is for 98% of households to have access to 100 Mbps download and 50 Mbps upload speeds and a choice of at least two service providers. This includes an intention to consolidate the access network infrastructure of the incumbent Ooredoo and the Qatar National Broadband Network, both of which are deploying FTTP networks.

An Emiri Decree was issued in February 2014, establishing the MICT and the national regulator, the Communications Regulatory Authority (‘CRA’), as separate bodies. Formerly, the two entities were part of the secretariat of the Supreme Council of Information and Communication Technology (‘ictQATAR’).

During 2014, the Communications Regulatory Authority intends to grant Vodafone Qatar additional spectrum of 2x5MHz in the 1800MHz band and 2x10MHz in the 800MHz band, to support 4G deployment subject to speed and coverage obligations.

194	Vodafone Group Plc Annual Report on Form 20-F 2014
Regulation (continued)

Overview of spectrum licences

	800MHz		900MHz			1800MHz			2.1GHz			2.6GHz
Country by region	Quantity[1]	Expiry date	Quantity[1]	Expiry date		Quantity[1]	Expiry date		Quantity[1]	Expiry date		Quantity[1]	Expiry date
Europe region
Germany	2x10	2025	2x12.4	2016		2x5.4	2016		2x10+ 5	2020	[2]	2x20 + 25	2025
									2x5	2025
Italy	2x10	2029	2x10	2015		2x15	2015	[3]	2x15 + 5	2021		2x15	2029
						2x5	2029
UK	2x10	2033	2x17.4	See note	[4]	2x5.8	See note	[4]	2x15	See note	[4]	2x20 + 25	2033
Spain	2x10	2030	2x11	2028		2x20	2030		2x15 + 5	2030		2x20 + 20	2030
Netherlands	2x10	2029	2x10	2030		2x20	2030		2x20 + 5	2030		2x10	2030
Ireland	2x10	2030	2x10	2030		2x25	2015		2X15 + 5	2022			n/a
						2x15	2030	[5]
Portugal	2x10	2027	2x10	2021	[6]	2x6	2021	[6]	2x20	2016		2x20 + 25	2027
			2x3	2015		2x14	2027
Romania	2x10	2029	2x10	2029		2x30	2029		2x15 + 5	2020		1x15	2029
Greece		n/a	2x15	2027		2x10	2026	[7]	2x20 + 5	2021			n/a
						2x15	2016
Czech Republic	2x10	2029	2x10	2021		2x18	2021		2x20	2025		2x20	2029
						2x4	2029	[8]
Hungary		n/a	2x10	2022	[9]	2x15	2022	[9]	2x15 + 5	2019			n/a
Albania		n/a	8.2	2016		2x9	2016		2x15 + 5	2025			n/a
Malta		n/a	2x15	2026		2x25	2026		2x20 + 5	2020			n/a
Africa, Middle East and Asia Pacific
India[10]		n/a	2014–2024			2014–2027				2030			n/a
Vodacom: South Africa		n/a	2x11	See note	[11]	2x24	See note	[11]	2x15 + 5	See note	[11]		n/a
Turkey		n/a	2x11	2023			n/a		2x15 + 5	2029			n/a
Australia[12]	2x10	2028	2x8	2028		2x30	annual		2x25 + 5	2016			n/a
	(850MHz band)
Egypt		n/a	2x12.5	2020		2x10	2020		2x15	2020			n/a
New Zealand	2x15	TBD	2x15.2	2031		2x25	2021		2x25 + 10	2021		2x15 + 5	2028
	(700MHz band)
Safaricom: Kenya		n/a	2x10	2024		2x10	2024		2x10	2022			n/a
Ghana		n/a	2x8	2019		2x10	2019		2x15	2023	[13]		n/a
Qatar		n/a	2x11	2028		2x20	2028		2x15	2028			n/a

Notes:

1	Single (or unpaired) blocks of spectrum are used for asymmetric data (non-voice) use.
2	Germany – 2x5MHz (out of 2x15MHz) of 2.1GHz spectrum will expire in December 2025.
3	Italy – 2x5MHz (out of 2x20MHz) of 1800MHz spectrum will expire in 2029.
4	UK – 900MHz, 1800MHz and 2.1GHz – indefinite licence with a five year notice of revocation.
5	Ireland – The licence for 2x25MHz spectrum commences in 2015.
6	Portugal – 2x3MHz (out of 2x13MHz) of 900MHz must be released by December 2015 and 2x14MHz (out of 2x20MHz) of 1800MHz spectrum does not expire until March 2027.
7	Greece – 2x15MHz (out of 2x25MHz) of the 1800MHz spectrum will expire in August 2016.
8	Czech Republic – The licence for 2x4MHz commences in 2014.
9	Hungary – 900MHz and 1800MHz – options to extend these licences.
10	India comprises 22 separate service area licences with a variety of expiry dates.
11	Vodacom’s South African spectrum licences are renewed annually. As part of the migration to a new licensing regime the national regulator has issued Vodacom a service licence and a network licence which will permit Vodacom to offer mobile and fixed services. The service and network licences have a 20 year duration and will expire in 2028. Vodacom also holds licences to provide 2G and/or 3G services in the Democratic Republic of Congo, Lesotho, Mozambique and Tanzania.
12	Australia – VHA has 2x5MHz in 850MHz rural; 2x25MHz in 1800MHz and 2x20MHz in 2.1GHz in Brisbane/Adelaide/Perth; 2x5MHz in 1800MHz and 2.1GHz in Canberra/Darwin/Hobart; 2x5MHz in 2.1GHz in rural.
13	Ghana – The national regulator has issued provisional licences with the intention of converting these to full licences once the national regulator board has been reconvened.

195

Mobile Termination Rates (‘MTRs’)

National regulators are required to take utmost account of the Commission’s existing recommendation on the regulation of fixed and mobile termination rates. This recommendation requires MTRs to be set using a long run incremental cost methodology. At March 2014, the MTRs effective for our subsidiaries within the EU, were as follows:

Country by region	2012	[1]	2013	[1]	2014	[1]	1 April 2014	[2]
Europe
Germany (€ cents)	3.33		1.84		1.79
Italy (€ cents)	5.30		1.50		0.98
UK (GB £ pence)	3.02		1.50		0.85
Spain (€ cents)	3.16		2.89		1.09
Netherlands (€ cents)	2.70		2.40		1.86
Ireland (€ cents)	4.04		2.60		2.60
Portugal (€ cents)	2.77		1.27		1.27
Romania (€ cents)	4.05		3.07		0.96
Greece (€ cents)	4.95		1.27		1.19
Czech Republic (CZK)	1.08		0.41		0.27
Hungary (HUF)	9.46		7.06		7.06
Albania (ALL)	7.57		6.10		4.57		2.66
Malta (€ cents)	4.18		2.07		2.07		0.40
Africa, Middle East and Asia Pacific
India (rupees)	0.20		0.20		0.20
Vodacom: South Africa (ZAR)	0.64		0.49		0.40		0.20	[3]
Turkey (lira)	0.032		0.0258		0.0258
Australia (AUD cents)	6.00		4.80		3.60
Egypt (PTS/piastres)	10.00		10.00		10.00
New Zealand (NZD cents)	5.88		3.97		3.72		3.56
Safaricom: Kenya (shilling)	1.44		1.44		1.15
Ghana (peswas)	5.00		4.50		4.00
Qatar (dirhams)	16.60		16.60		16.60

Notes:

1	All MTRs are based on end of financial year values.
2	MTRs established from 1 April 2014 are included where a glide path or a final decision has been determined by the regulatory authority.
3	Please see Vodacom on page 193.

196	Vodafone Group Plc Annual Report on Form 20-F 2014
Principal risk factors and uncertainties

Identification and assessment of the Group’s key risks

The Board acknowledges it is responsible for determining the nature and extent of the significant risks it is willing to take in achieving its strategic objectives. A Group wide risk assessment exercise is formally conducted annually to help fulfil this responsibility.

Local market risk assessment

Risk coordinators in each local market facilitate the identification of the “top 10” risks and associated mitigating actions for their entity. With the oversight and approval of local executive teams and Audit Committees, these risks are assessed for their likelihood and impact after consideration is given to existing mitigating controls.

An overall market view of the major risks is obtained by identifying similar risks that are then aggregated and categorised into the following risk categories:

g	strategy;

g	reputational damage;

g	legal and regulatory compliance;

g	financial;

g	operational; and

g	malicious events.

Assess the current risk exposure for the Group

Using the market view of the major risks, an exercise is conducted with Group executives and functional leaders to determine the top Group risks and identify the current net risk exposure level for each risk.

Compare the current risk exposure to the acceptable level of risk

The exposure from each of the Group’s top risks is then compared with the desired level of acceptable risk. The result of this assessment highlights the perceived “tolerance” for the exposure associated with a particular risk and indicates whether specific, additional action is required.

Three “tolerance” categories are used:

1.	We don’t believe that Vodafone should do more;

2.	We believe that Vodafone should do more and has plans in place to reduce the net risk to an acceptable level; and

3.	We are not sufficiently prepared and immediate action is necessary.

Confirmation of key risks and mitigations commensurate with Vodafone’s risk tolerances

The risk exposure assessment and comparison to the acceptable level of risk identifies the key risks and associated mitigations that are reviewed and approved by the Group Executive Committee, the Audit and Risk Committee and the Board.

Changes from prior year risk assessment

One new risk for 2014 has been added:

g	“The integration of newly acquired businesses does not provide the benefits anticipated at the time of acquisition”. The risk is that we do not deliver the revenue benefits and/or the cost synergies expected from recently acquired businesses and that, as a consequence of this, we subsequently need to write down the carrying value of the assets.

Revised existing risks

Two existing risks from prior year have been revised into a single combined risk:

g	“Our business could be adversely affected by a failure or significant interruption to our telecommunications networks or IT systems” and “Failure to deliver enterprise service offerings may adversely affect our business” have been combined into the former risk: “Our business could be adversely affected by a failure or significant interruption to our telecommunications networks or IT systems”.

The description of the risk has been revised to more specifically reflect the level of dependence enterprise customers have on our telecommunications infrastructure to provide their services and the resilience needed in our infrastructure to meet our committed service level agreements.

The Group’s key risks are outlined below:

1. Our business could be adversely affected by a failure or significant interruption to our telecommunications networks or IT systems.

Risk: We are dependent on the continued operation of our telecommunications networks. The importance of mobile and fixed communication in everyday life is increasing, especially during times of crisis. Individuals and organisations who rely on our networks and systems 24 hours per day, 365 days per year to provide their products and services, look to us to maintain service. Major failures in the network, our IT systems or a failure to maintain our infrastructure to the required levels of resilience (and associated service level agreement) may result in our services being interrupted, resulting in serious damage to our reputation, a consequential customer and revenue loss and the risk of financial penalties.

There is a risk that an attack by a malicious individual or group could be successful on our networks and impact the availability of critical systems. Our network is also susceptible to interruption due to a physical attack and theft of our network components as the value and market for network components increases (for example copper, batteries, generators and fuel).

197

2. We could suffer loss of consumer confidence and/or legal action due to a failure to protect our customer information.

Risk: Our networks carry and store large volumes of confidential personal and business voice traffic and data. We host increasing quantities and types of customer data in both enterprise and consumer segments. We need to ensure our service environments are sufficiently secure to protect us from loss or corruption of customer information. Failure to adequately protect customer information could have a material adverse effect on our reputation and may lead to legal action against the Group.

3. Increased competition may reduce our market share and profitability.

Risk: We face intensifying competition; in particular competing with established competitors in mature markets and competing with new entrants in emerging markets, where all operators are looking to secure a share of the potential customer base. Competition could lead to a reduction in the rate at which we add new customers, a decrease in the size of our market share and a decline in our average revenue per customer, if customers choose to receive telecommunications services or other competing services from alternate providers. Competition can also lead to an increase in customer acquisitions and retention costs. The focus of competition in many of our markets has shifted from acquiring new customers to retaining existing customers, as the market for mobile telecommunications has become increasingly mature.

4. Regulatory decisions and changes in the regulatory environment could adversely affect our business.

Risk: We have ventures in both emerging and mature markets, spanning a broad geographical area including Europe, Africa, Middle East, and Asia Pacific. We need to comply with an extensive range of requirements that regulate and supervise the licensing, construction and operation of our telecommunications networks and services. Pressure on political and regulatory institutions both to deliver direct consumer benefit and protect consumers’ interests, particularly in recessionary periods, can lead to adverse impacts on our business. Financial pressures on smaller competitors can drive them to call for regulators to protect them. Increased financial pressures on governments may lead them to target foreign investors for further taxes or licence fees.

5. Our existing service offerings could become disadvantaged as compared to those offered by converged competitors or other technology providers (“over the top” – OTT competitors).

Risk: In a number of markets, we face competition from providers who have the ability to sell converged services (combinations of fixed line, broadband, public Wi-Fi, TV and mobile) on their existing infrastructure which we cannot either replicate or cannot provide at a similar price point. Additionally, the combination of services may allow competitors to subsidise the mobile component of their offering. This could lead to an erosion of our customer base and reduce the demand for our core mobile services and impact our future profitability.

Advances in smartphone technology places more focus on applications, operating systems, and devices, rather than the underlying services provided by mobile operators. The development of applications which make use of the internet as a substitute for some of our more traditional services, such as messaging and voice, could erode revenue. Reduced demand for our core services of voice, messaging and data and the development of services by application developers, operating system providers, and handset suppliers (commonly referred to as “over the top” or OTT competition) could significantly impact our future profitability.

198	Vodafone Group Plc Annual Report on Form 20-F 2014
Principal risk factors and uncertainties (continued)

6. Continuing weak economic conditions could impact one or more of our markets.

Risk: Economic conditions in many of the markets we operate, especially in Europe, continue to stagnate or show nominal levels of growth. These conditions combined with the impact of continuing austerity measures results in lower levels of disposable income and may result in significantly lower revenues as customers give up their mobile phones or move to cheaper tariffs.

There is also a possibility of adverse economic conditions impacting currency exchange rates in countries where the Group has operations, leading to a reduction in our revenue and impairment of our financial and non-financial assets.

7. Our business may be impacted by actual or perceived health risks associated with the transmission of radio waves from mobile telephones, transmitters and associated equipment.

Risk: Concerns have been expressed that electromagnetic signals emitted by mobile telephone handsets and base stations may pose health risks. Authorities including the World Health Organization (‘WHO’) agree there is no evidence that convinces experts that exposure to radio frequency fields from mobile devices and base stations operated within guideline limits has any adverse health effects. A change to this view could result in a range of impacts from a change to national legislation, to a major reduction in mobile phone usage or to major litigation.

8. The integration of newly acquired businesses do not provide the benefits anticipated at the time of acquisition.

Risk: In line with its strategy to be a scale data player, a strong player in Enterprise, a leader in emerging markets and a selective innovator in services; we have acquired, and will continue to acquire, new businesses. The price paid for these businesses is based upon their current cash flows, as well as the expected incremental cash flows that will be generated from increased revenues and lower costs that being part of the Vodafone Group will generate. There is a risk that we fail to deliver these expected benefits and synergies which could result in an impairment of the carrying value of the acquired business.

9. We depend on a number of key suppliers to operate our business.

Risk: We depend on a limited number of suppliers for strategically important network and IT infrastructure and associated support services to operate and upgrade our networks and provide key services to our customers. Our operations could be adversely impacted by the failure of a key supplier who could no longer support our existing infrastructure; from a key supplier commercially exploiting their monopolistic/oligopolistic position in a product area following the corporate failures of, or the withdrawal from, a specific market by competitors; or from major suppliers significantly increasing prices on long term programmes where the cost or technical feasibility of switching supplier becomes a significant barrier.

199

10. We may not satisfactorily resolve major tax disputes.

Risk: We operate in many jurisdictions around the world and from time to time have disputes on the amount of tax due. In particular, in spite of the positive India Supreme Court decision relating to an on-going tax case in India, the Indian Government has introduced retroactive tax legislation which would in effect overturn the Court’s decision and has raised challenges around the pricing of capital transactions. Such or similar types of action in other jurisdictions, including changes in local or international tax rules or new challenges by tax authorities, may expose us to significant additional tax liabilities which would affect the results of the business.

11. Changes in assumptions underlying the carrying value of certain Group assets could result in impairment.

Risk: Due to the substantial carrying value of goodwill, revisions to the assumptions used in assessing its recoverability, including discount rates, estimated future cash flows or anticipated changes in operations, could lead to the impairment of certain Group assets. While impairment does not impact reported cash flows, it does result in a non-cash charge in the consolidated income statement and thus no assurance can be given that any future impairment would not affect our reported distributable reserves and therefore, our ability to make dividend distributions to our shareholders or repurchase our shares.

Currency related risks

The Group continues to face currency, operational and financial risks resulting from the challenging economic conditions particularly in the Eurozone. We continue to keep our policies and procedures under review to endeavour to minimise the Group’s economic exposure and to preserve our ability to operate in a range of potential conditions that may exist in the future.

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

The “Operating results” section of the annual report on pages 40 to 45 sets out a discussion and analysis of the relative contributions from each of our regions and the major geographical markets within each, to the Group’s service revenue on a management basis and adjusted EBITDA performance. On a management basis our markets in Greece, Ireland, Italy, Portugal and Spain continue to be the most directly impacted by the current market conditions and in order of contribution represent 12% (Italy), 6% (Spain), 3% (Ireland and Greece combined) and 2% (Portugal) of the Group’s adjusted EBITDA for the year ended 31 March 2014. An average 3% decline in the sterling equivalent of these combined geographical markets due to currency revaluation would reduce the Group’s adjusted EBITDA by approximately £0.1 billion. Our foreign currency earnings were for the year ended 31 March 2014, diversified through our 45% equity interest in Verizon Wireless (‘VZW’), which operates in the United States and generates its earnings in US dollars. Our interest in VZW, which was equity accounted to 2 September 2013, contributed 40% of the Group’s adjusted operating profit for the year ended 31 March 2014. Our interest in VZW was disposed of on 21 February 2014.

We employ a number of mechanisms to manage elements of exchange rate risk at a transaction, translation and economic level. At the transaction level our policies require foreign exchange risks on transactions denominated in other currencies above certain de minimis levels to be hedged. Further, since the Company’s sterling share price represents the value of its future multi-currency cash flows, principally in euro and to a lesser extent sterling, the Indian rupee and South African rand following the disposal of our interest in VZW, we aim to align the currency of our debt and interest charges in proportion to our expected future principal multi-currency cash flows, thereby providing an economic hedge in terms of reduced volatility in the sterling equivalent value of the Group and a partial hedge against income statement translation exposure, as interest costs will be denominated in foreign currencies.

In the event of a country’s exit from the Eurozone, this may necessitate changes in one or more of our entities’ functional currency and potentially higher volatility of those entities’ trading results when translated into sterling, potentially adding further currency risk.

A summary of this sensitivity of our operating results and our foreign exchange risk management policies is set out within note 23 “Capital and financial risk management” to the consolidated financial statements.

200	Vodafone Group Plc Annual Report on Form 20-F 2014
Principal risk factors and uncertainties (continued)

Risk of change in carrying amount of assets and liabilities

The main potential short-term financial statement impact of the current economic uncertainties is the potential impairment of non-financial and financial assets.

We have significant amounts of goodwill, other intangible assets and plant, property and equipment allocated to, or held by, companies operating in the Eurozone.

We have performed impairment testing for each country in Europe as at 31 March 2014 and identified aggregate impairment charges of £6.6 billion in relation to Vodafone Germany, Spain, Portugal, Czech Republic and Romania. See note 4 “Impairment losses” to the consolidated financial statements for further detail on this exercise, together with the sensitivity of the results to reasonably possible adverse assumptions.

Our operating companies in Italy, Ireland, Greece, Portugal and Spain have billed and unbilled trade receivables totalling £2.1 billion. IFRS contains specific requirements for impairment assessments of financial assets. We have a range of credit exposures and provisions for doubtful debts that are generally made by reference to consistently applied methodologies overlaid with judgements determined on a case-by-case basis reflecting the specific facts and circumstances of the receivable. See note 23 “Capital and financial risk management” to the consolidated financial statements for detailed disclosures on provisions against loans and receivables as well as disclosures about any loans and receivables that are past due at the end of the period, concentrations of risk and credit risk more generally.

Additional risk

The significant areas of additional risk for the Group are investment risk, particularly in relation to the management of the counterparties holding our cash and liquid investments; trading risks primarily in relation to procurement and related contractual matters; and business continuity risks focused on cash management in the event of disruption to banking systems.

Financial/investment risk: We remain focused on counterparty risk management and in particular the protection and availability of cash deposits and investments. We carefully manage counterparty limits with financial institutions holding the Group’s liquid investments and maintain a significant proportion of liquid investments in sterling and US dollar denominated holdings. Our policies require cash sweep arrangements, to ensure no operating company has more than €5 million on deposit on any one day. Further, we have had collateral support agreements in place for a number of years, with a significant number of counterparties, to pass collateral to the Group under certain circumstances. We have a net £1,055 million of collateral assets in our statement of financial position at 31 March 2014. For further details see note 13 “Other investments” and note 23 “Capital and financial risk management” to the consolidated financial statements.

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

We continue to maintain appropriate levels of cash and short-term investments in many currencies, with a carefully controlled group of counterparties, to minimise the risks to the ongoing access to that liquidity and therefore our ability to settle debts as they become due. For further details see “Capital and financial risk management” in note 23 to the consolidated financial statements.

Going concern

The Group believes it adequately manages or mitigates its solvency and liquidity risks through two primary processes, described below.

Business planning process and performance management

The Group’s forecasting and planning cycle consists of three in year forecasts, a budget and a long range plan. These cycles all consist of a bottom up process whereby the Group’s operating companies submit income statement, cash flow and net debt projections. These are then consolidated and the results assessed by Group management and the Board.

Each forecast is compared with prior forecasts and actual results so as to identify variances and understand the drivers of the changes and their future impact so as to allow management to take action where appropriate. Additional analysis is undertaken to review and sense check the key assumptions underpinning the forecasts as well as stress-testing the results through sensitivity analysis.

Cash flow and liquidity reviews

The business planning process provides outputs for detailed cash flow and liquidity reviews, to ensure that the Group maintains adequate liquidity throughout the forecast periods. The prime output is a two year liquidity forecast which is prepared and updated on a daily basis which highlights the extent of the Group’s liquidity based on controlled cash flows and the headroom under the Group’s undrawn revolving credit facility (‘RCF’).

The key inputs into this forecast are:

g	free cash flow forecasts, with the first three months inputs being sourced directly from the operating companies (analysed on a daily basis), with information beyond this taken from the latest forecast/budget cycle;

g	bond and other debt maturities; and

g	expectations for shareholder returns, spectrum auctions and M&A activity.

The liquidity forecast shows two scenarios assuming either maturing commercial paper is refinanced or no new commercial paper issuance. The liquidity forecast is reviewed by the Group CFO and included in each of his reports to the Board.

In addition, the Group continues to manage its foreign exchange and interest rate risks within the framework of policies and guidelines authorised and reviewed by the Board, with oversight provided by the Treasury Risk Committee.

201
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

Management basis

The discussion of our operating results and cash flows in the strategic report on pages 1 to 47 is shown on a management basis, consistent with how the business is managed, operated and reviewed by management, and includes the results of the Group’s joint ventures, Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers, on a proportionate basis. This differs to the “Consolidated financial statements” which are presented on an IFRS basis, and includes the results of the Group’s joint ventures using the equity accounting basis. Pursuant to IFRS 8 our segmental results are presented within note 2 “Segmental analysis” to the Consolidated Financial Statements on a management basis because that is the basis on which performance of the operating segments is assessed by management. Therefore when presented on a country basis these management basis figures represent a GAAP measure. However, when presented on a consolidated basis management basis amounts are considered to be non-GAAP performance measures. A reconciliation of country revenue on a management basis to consolidated revenue on an IFRS basis is presented in note 2 “Segmental analysis” to the Consolidated Financial Statements.

We present certain consolidated performance measures on a management basis because we believe that the management basis metrics, which are not intended to be a substitute for, or superior to, our reported metrics, provide useful and necessary information to investors and other interested parties as they are used internally for performance analysis and resource allocation purposes of the operations where we have control or joint control. A reconciliation of management basis adjusted EBITDA to IFRS adjusted operating profit is summarised below. A reconciliation of adjusted operating profit (IFRS basis) to IFRS operating profit is presented in note 2 “Segmental analysis” to the Consolidated Financial Statements” and a reconciliation from operating profit to net profit is presented on the face of the consolidated income statement.

	2014 £m	Restated 2013 £m	Restated 2012 £m
Adjusted EBITDA (management basis)	12,831	13,566	14,606
Depreciation and amortisation	(8,181)	(7,543)	(7,625)
Share of results in associates and joint ventures	3,224	6,554	5,049
Adjusted operating profit (management basis)	7,874	12,577	12,030
Presentation adjustments	(395)	(487)	(690)
Discontinued operations	(3,169)	(6,500)	(4,953)
Adjusted operating profit (IFRS basis)	4,310	5,590	6,387

Presentation adjustments relate to the restatement of the Group’s joint ventures from a proportionate consolidation basis to an equity accounted basis. Discontinued items relate to the results of Verizon Wireless.

Adjusted EBITDA

Adjusted EBITDA is operating profit excluding share in results of associates, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs, other operating income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group. We use adjusted EBITDA, in conjunction with other GAAP and non-GAAP financial measures such as adjusted operating profit, operating profit and net profit, to assess our operating performance. We believe that adjusted EBITDA is an operating performance measure, not a liquidity measure, as it includes non-cash changes in working capital and is reviewed by the Chief Executive on a management basis (see above) to assess internal performance in conjunction with adjusted EBITDA margin, which is an alternative sales margin figure. We believe it is both useful and necessary to report adjusted EBITDA as a performance measure as it enhances the comparability of profit across segments.

Because adjusted EBITDA does not take into account certain items that affect operations and performance, adjusted EBITDA has inherent limitations as a performance measure. To compensate for these limitations, we analyse adjusted EBITDA in conjunction with other GAAP and non-GAAP operating performance measures. Adjusted EBITDA should not be considered in isolation or as a substitute for a GAAP measure of operating performance. A reconciliation of adjusted EBITDA to the closest equivalent GAAP measure, operating profit, is provided in note 2 “Segmental analysis” to the consolidated financial statements and to “Profit for the financial year”, below.

	2014 £m	Restated 2013 £m	Restated 2012 £m
Adjusted EBITDA	11,084	11,466	11,737
Depreciation and amortisation	(7,098)	(6,502)	(6,516)
Share of results in associates and joint ventures	324	626	1,166
Adjusted operating profit	4,310	5,590	6,387
Impairment loss	(6,600)	(7,700)	(4,050)
Restructuring costs and other	(355)	(311)	(144)
Amortisation of acquired customer bases and brand intangible assets	(551)	(249)	(280)
Other income/(expense)	(717)	468	3,705
Operating (loss)/profit	(3,913)	(2,202)	5,618
Non-operating income and expense	(149)	10	(162)
Net financing costs	(1,208)	(1,291)	(1,312)
Income tax credit/(expense)	16,582	(476)	(705)
Profit/(loss) for the financial year from continuing operations	11,312	(3,959)	3,439
Profit for the financial year from discontinued operations	48,108	4,616	3,555
Profit for the financial year	59,420	657	6,994

202	Vodafone Group Plc Annual Report on Form 20-F 2014
Non-GAAP information (continued)

Restatement of adjusted EBITDA and adjusted operating profit

In the year ended 31 March 2014 we have redefined adjusted EBITDA and adjusted operating profit to exclude restructuring costs and adjusted operating profit to exclude amortisation charges in relation to acquired customer base and acquired brand intangible assets. This change was made to allow management to clearly assess ongoing internal performance, enable better comparability with other companies and in relation to the adjustment for amortisation charges for acquired customer base and acquired brand intangible assets, to facilitate the comparison of the performance of acquired and non-acquired businesses. We have restated comparatives to reflect this new presentation.

Group adjusted operating profit and adjusted earnings per share

Group adjusted operating profit excludes non-operating income of associates, impairment losses, restructuring costs, amortisation of customer bases and brand intangible assets, other operating income and expense and other significant one-off items. Adjusted earnings per share also excludes certain foreign exchange rate differences, together with related tax effects. We believe that it is both useful and necessary to report these measures for the following reasons:

g	these measures are used in setting director and management remuneration; and

g	they are useful in connection with discussion with the investment analyst community and debt rating agencies.

A reconciliation of adjusted operating profit to the respective closest equivalent GAAP measure, operating profit, is provided above and in note 2 “Segmental analysis” to the consolidated financial statements. A reconciliation of adjusted earnings per share to basic earnings per share, is provided in the “Operating Review” on page 45.

Cash flow measures

In presenting and discussing our reported results, management basis free cash flow and operating free cash flow are calculated and presented even though these measures are not recognised within IFRS. We believe that it is both useful and necessary to communicate free cash flow to investors and other interested parties, for the following reasons:

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

A reconciliation of cash generated by operations, the closest equivalent GAAP measure, to operating free cash flow and free cash flow, is provided below.

	2014			Restated 2013
	Management basis £m	Presentation adjustments £m	Reported £m	Management basis £m	Presentation adjustments £m	Reported £m
Cash generated by operations	13,462	(1,315)	12,147	13,727	(2,234)	11,493
Capital expenditure	(7,102)	789	(6,313)	(6,266)	974	(5,292)
Working capital movement in respect of capital expenditure	411	45	456	71	3	74
Disposal of property, plant and equipment	106	(27)	79	153	(48)	105
Taxation	(3,547)	98	(3,449)	(2,933)	363	(2,570)
Dividends received from associates	2,810	32	2,842	2,420	712	3,132
Dividends paid to non-controlling shareholders in subsidiaries	(264)	–	(264)	(379)	–	(379)
Interest received and paid	(1,471)	156	(1,315)	(1,185)	127	(1,058)
Free cash flow	4,405	(222)	4,183	5,608	(103)	5,505

Other

Certain of the statements within the section titled “Chief Executive’s review” on pages 12 and 13 contain forward-looking non-GAAP financial information for which at this time there is no comparable GAAP measure and which at this time cannot be quantitatively reconciled to comparable GAAP financial information. Certain of the statements within the section titled “Guidance” on pages 13 and 39 contain forward-looking non-GAAP financial information which at this time cannot be quantitatively reconciled to comparable GAAP financial information.

203

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

g	it provides additional information on underlying growth of the business without the effect of certain factors unrelated to the operating performance of the business;

g	it is used for internal performance analysis; and

g	it facilitates comparability of underlying growth with other companies, although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies.

Reconciliation of organic growth to reported growth is shown where used, or in the table below:

	Organic change %	Other activity pps [2]	Foreign exchange pps	Reported change %	Presentation adjustments pps	Reported change %
31 March 2014
Group
Revenue	(3.5)	3.7	(2.1)	(1.9)	2.7	0.8
Service revenue	(4.3)	3.8	(1.9)	(2.4)	2.9	0.5
Other revenue	4.9	2.7	(4.1)	3.5	0.2	3.7
Adjusted EBITDA	(7.4)	3.8	(1.8)	(5.4)	2.1	(3.3)
Europe
Revenue	(9.3)	4.7	2.5	(2.1)	3.5	1.4
Service revenue	(9.1)	4.6	2.5	(2.0)	4.0	2.0
Other revenue	(10.8)	4.4	2.5	(3.9)	(1.8)	(5.7)
Europe – mobile in-bundle revenue	3.1	0.4	2.6	6.1	(0.1)	6.0
Europe – enterprise revenue	(8.5)	14.2	2.8	8.5	4.4	12.9
Germany – service revenue	(6.2)	9.0	3.6	6.4	–	6.4
Germany – mobile in-bundle revenue	2.7	–	3.5	6.2	–	6.2
Germany – mobile out-of-bundle revenue	(22.6)	0.3	2.9	(19.4)	–	(19.4)
Italy – service revenue	(17.1)	2.2	3.1	(11.8)	11.8	–
Italy – mobile in-bundle revenue	15.2	4.0	3.8	23.0	(23.0)	–
Italy – fixed line revenue	(3.2)	3.1	3.6	3.5	(3.5)	–
Italy – operating expenses	7.1	(2.7)	(3.5)	0.9	(0.9)	–
UK – service revenue	(4.4)	31.9	–	27.5	–	27.5
UK – mobile in-bundle revenue	0.6	–	–	0.6	–	0.6
UK – mobile out-of-bundle revenue	(7.2)	–	–	(7.2)	–	(7.2)
Spain – service revenue	(13.4)	(0.7)	3.1	(11.0)	–	(11.0)
Spain – mobile in-bundle revenue	(0.4)	–	3.4	3.0	–	3.0
Spain – fixed line revenue	(0.2)	–	3.4	3.2	–	3.2
Spain – operating expenses	9.4	–	(3.3)	6.1	–	6.1
Netherlands – service revenue	(5.6)	(0.6)	3.4	(2.8)	–	(2.8)
Netherlands – mobile in-bundle revenue	3.4	–	3.5	6.9	–	6.9
Portugal – service revenue	(8.4)	(0.6)	3.3	(5.7)	–	(5.7)
Greece – service revenue	(14.1)	(0.8)	3.2	(11.7)	–	(11.7)
Other Europe – service revenue growth	(7.1)	(17.5)	1.8	(22.8)	–	(22.8)
Adjusted EBITDA	(18.3)	5.6	2.5	(10.2)	5.2	(5.0)
Germany – adjusted EBITDA	(18.2)	10.2	3.3	(4.7)	–	(4.7)
Germany – percentage point change in adjusted EBITDA margin	(4.3)	0.8	0.1	(3.4)	–	(3.4)
Italy – adjusted EBITDA	(24.9)	2.2	2.8	(19.9)	19.9	–
Italy – percentage point change in adjusted EBITDA margin	(4.8)	–	0.1	(4.7)	39.5	34.8
UK – adjusted EBITDA	(9.8)	26.9	0.1	17.2	–	17.2
UK – percentage point change in adjusted EBITDA margin	(1.0)	(0.4)	–	(1.4)	–	(1.4)
Spain – adjusted EBITDA	(23.9)	(1.8)	2.8	(22.9)	–	(22.9)
Spain – percentage point change in adjusted EBITDA margin	(3.4)	(0.4)	0.1	(3.7)	–	(3.7)
Other Europe – adjusted EBITDA growth	(14.0)	(6.2)	2.1	(18.1)	(0.1)	(18.2)
Other Europe – percentage point change in adjusted EBITDA margin	(2.1)	3.6	0.1	1.6	–	1.6

	Organic change £bn	Other activity £bn [2]	Foreign exchange £bn	Reported change £bn	Presentation adjustments £bn	Reported change £bn
Reduction in European and common functions operating expenses	(0.3)	0.5	0.1	0.3	0.2	0.5

204	Vodafone Group Plc Annual Report on Form 20-F 2014
Non-GAAP information (continued)

	Organic change %	Other activity pps [2]	Foreign exchange pps	Reported change %	Presentation adjustments pps	Reported change %
AMAP
Revenue	8.4	0.7	(12.0)	(2.9)	1.1	(1.8)
Service revenue	6.1	0.7	(11.5)	(4.7)	1.2	(3.5)
Other revenue	27.4	0.6	(16.1)	11.9	4.9	16.8
India – service revenue	13.0	–	(11.7)	1.3	–	1.3
Vodacom – service revenue	4.1	(2.8)	(13.7)	(12.4)	–	(12.4)
South Africa – service revenue	0.3	–	(16.2)	(15.9)	–	(15.9)
South Africa – data revenue	23.5	–	(20.3)	3.2	–	3.2
South Africa – mobile in-bundle revenue	9.7	–	(17.9)	(8.2)	–	(8.2)
Vodacom’s international operations – service revenue	18.9	–	(3.8)	15.1	–	15.1
Turkey – service revenue	7.9	(0.5)	(11.6)	(4.2)	–	(4.2)
Turkey – mobile in-bundle revenue	25.0	–	(14.1)	10.9	–	10.9
Egypt – service revenue	2.6	–	(11.2)	(8.6)	–	(8.6)
Ghana – service revenue	19.3	(0.2)	(17.3)	1.8	–	1.8
Australia – service revenue	(9.0)	–	(9.1)	(18.1)	18.1	–
Other AMAP – service revenue	2.8	4.0	(9.4)	(2.6)	4.0	1.4
Adjusted EBITDA	16.2	1.0	(13.9)	3.3	(4.5)	(1.2)
India – adjusted EBITDA	26.4	–	(13.7)	12.7	(5.1)	7.6
India – percentage point change in adjusted EBITDA margin	3.3	(0.1)	(0.1)	3.1	(1.3)	1.8
Vodacom – adjusted EBITDA	6.6	0.2	(16.1)	(9.3)	–	(9.3)
Vodacom – percentage point change in adjusted EBITDA margin	(0.3)	0.8	(0.4)	0.1	–	0.1
Other AMAP – adjusted EBITDA	19.3	3.2	(10.7)	11.8	(8.3)	3.5
Other AMAP – percentage point change in adjusted EBITDA margin	3.1	(0.2)	–	2.9	(3.2)	(0.3)
Australia – percentage point change in adjusted EBITDA margin	14.8	–	(0.2)	14.6	(14.6)	–

31 March 2013
Group
Revenue	(1.4)	2.8	(5.6)	(4.2)	2.2	(2.0)
Service revenue	(1.9)	2.6	(5.6)	(4.9)	2.8	(2.1)
Other revenue	4.0	5.3	(6.3)	3.0	(4.1)	(1.1)
Adjusted EBITDA	(1.9)	0.6	(5.8)	(7.1)	4.8	(2.3)
Europe
Revenue	(5.5)	4.4	(4.6)	(5.7)	2.3	(3.4)
Service revenue	(5.8)	4.5	(4.6)	(5.9)	2.8	(3.1)
Other revenue	(1.3)	2.4	(4.3)	(3.2)	(3.0)	(6.2)
Germany – service revenue	0.5	(0.1)	(5.5)	(5.1)	–	(5.1)
Germany – mobile service revenue	1.3	(0.2)	(5.5)	(4.4)	–	(4.4)
Germany – data revenue	13.6	–	(6.0)	7.6	–	7.6
Germany – enterprise revenue	3.0	–	(5.6)	(2.6)	–	(2.6)
Italy – service revenue	(12.8)	(0.1)	(4.9)	(17.8)	17.8	–
Italy – data revenue	4.4	–	(5.7)	(1.3)	1.3	–
Italy – fixed line revenue	(6.8)	–	(5.1)	(11.9)	11.9	–
UK – service revenue	(4.0)	(0.3)	–	(4.3)	–	(4.3)
UK – data revenue	4.2	–	–	4.2	–	4.2
Spain – service revenue	(11.5)	(0.2)	(5.0)	(16.7)	–	(16.7)
Spain – data revenue	16.5	–	(6.1)	10.4	–	10.4
Spain – fixed line revenue	(2.9)	–	(5.0)	(7.9)	–	(7.9)
Netherlands – service revenue	(2.7)	(0.2)	(5.4)	(8.3)	–	(8.3)
Greece – service revenue	(13.4)	(0.4)	(5.0)	(18.8)	–	(18.8)
Portugal – service revenue	(8.2)	(0.2)	(5.2)	(13.6)	–	(13.6)
Other Europe – service revenue growth	(5.2)	22.4	(6.9)	10.3	–	10.3
Adjusted EBITDA	(8.1)	1.8	(4.7)	(11.0)	4.3	(6.7)
Germany – adjusted EBITDA	(1.7)	0.2	(5.2)	(6.7)	–	(6.7)
Germany – percentage point change in adjusted EBITDA margin	(1.0)	0.1	–	(0.9)	–	(0.9)
Italy – adjusted EBITDA	(19.3)	–	(4.7)	(24.0)	24.0	–
Italy – percentage point change in adjusted EBITDA margin	(4.3)	–	–	(4.3)	4.2	(0.1)
UK – adjusted EBITDA	(6.8)	0.4	(0.1)	(6.5)	–	(6.5)
UK – percentage point change in adjusted EBITDA margin	(0.5)	–	–	(0.5)	–	(0.5)

205

	Organic change %	Other activity pps [2]	Foreign exchange pps	Reported change %	Presentation adjustments pps	Reported change %
Spain – adjusted EBITDA	(9.8)	(0.5)	(5.3)	(15.6)	–	(15.6)
Spain – percentage point change in adjusted EBITDA margin	0.9	(0.1)	0.0	0.8	–	0.8
Other Europe – adjusted EBITDA	(3.7)	8.1	(6.3)	(1.9)	–	(1.9)
Other Europe – percentage point change in adjusted EBITDA margin	0.1	(3.6)	(0.1)	(3.6)	–	(3.6)
AMAP
Revenue	6.0	0.7	(7.7)	(1.0)	0.3	(0.7)
Service revenue	5.5	(0.3)	(7.5)	(2.3)	1.1	(1.2)
Other revenue	10.3	10.3	(9.7)	10.9	(5.3)	5.6
India – service revenue	11.2	(0.1)	(12.2)	(1.1)	–	(1.1)
India – data revenue	19.8	–	(13.5)	6.3	–	6.3
Vodacom – service revenue	3.1	(3.2)	(9.8)	(9.9)	–	(9.9)
South Africa – service revenue	(0.3)	–	(11.7)	(12.0)	–	(12.0)
South Africa – data revenue	16.1	–	(13.8)	2.3	–	2.3
Vodacom’s international operations – service revenue	23.4	–	(1.2)	22.2	–	22.2
Turkey – service revenue	17.3	(1.8)	(3.1)	12.4	–	12.4
Egypt – service revenue	3.7	–	(3.0)	0.7	–	0.7
Egypt – data revenue	29.6	–	(4.2)	25.4	–	25.4
Egypt – fixed line revenue	29.0	–	(2.9)	26.1	–	26.1
Ghana – service revenue	24.5	–	(19.2)	5.3	–	5.3
Qatar – service revenue	29.8	–	1.7	31.5	–	31.5
Other AMAP – service revenue	3.8	2.1	(2.0)	3.9	5.7	9.6
Adjusted EBITDA	12.3	(0.1)	(9.0)	3.2	1.1	4.3
India – adjusted EBITDA	24.0	(0.1)	(13.4)	10.5	2.6	13.1
India – percentage point change in adjusted EBITDA margin	3.3	(1.0)	0.1	2.4	1.1	3.5
Vodacom – adjusted EBITDA	10.1	(0.1)	(12.2)	(2.2)	–	(2.2)
Vodacom – percentage point change in adjusted EBITDA margin	1.5	1.0	(0.5)	2.0	–	2.0
Other AMAP – adjusted EBITDA	6.2	(0.1)	(1.4)	4.7	3.2	7.9
Other AMAP – percentage point change in adjusted EBITDA margin	0.5	(0.4)	0.1	0.2	(0.5)	(0.3)
Verizon Wireless (‘VZW’)
Revenue	7.8	–	1.0	8.8	(8.8)	–
Service revenue	8.1	–	1.1	9.2	(9.2)	–
Adjusted EBITDA	13.6	0.1	1.2	14.9	(14.9)	–
Group’s share of result of VZW	29.8	–	1.4	31.2	–	31.2

31 March 2012
Group
Revenue	2.2	(0.3)	(0.7)	1.2	0.8	2.0
Service revenue	1.4	(0.4)	(0.7)	0.3	0.8	1.1
Other revenue	12.3	0.9	(1.3)	11.9	1.2	13.1
Adjusted EBITDA	–	(0.3)	(0.4)	(0.7)	1.9	1.2

Europe
Revenue	(1.2)	0.1	1.3	0.2	0.3	0.5
Service revenue	(2.1)	–	1.2	(0.9)	0.2	(0.7)
Other revenue	13.6	1.8	1.0	16.4	0.5	16.9
Adjusted EBITDA	(4.8)	–	1.4	(3.4)	0.4	(3.0)

AMAP
Revenue	10.3	(0.1)	(5.5)	4.7	0.7	5.4
Service revenue	9.6	(0.2)	(5.5)	3.9	0.6	4.5
Other revenue	17.5	–	(4.8)	12.7	4.0	16.7
Adjusted EBITDA	10.7	(0.3)	(5.5)	4.9	2.8	7.7

Notes:

1	Management basis includes the results of the Group’s joint ventures, Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers, on a proportionate basis. The statutory basis includes the results of these joint ventures, using the equity accounting basis rather than on a proportionate consolidation basis.
2	“Other activity” includes the impact of M&A activity, the revision to intra-group roaming charges from 1 October 2011, and the impact of Indus Towers revising its accounting for energy cost recharges. Refer to “Organic growth” on page 202 for further detail.

206	Vodafone Group Plc Annual Report on Form 20-F 2014
Form 20-F cross reference guide

This annual report on Form 20-F for the fiscal year ended 31 March 2014 has not been approved or disapproved by the SEC nor has the SEC passed judgement upon the adequacy or accuracy of this document. The table below sets out the location in this document of the information required by SEC Form 20-F.

Item	Form 20-F caption	Location in this document	Page
1	Identity of directors, senior management and advisors	Not applicable	–
2	Offer statistics and expected timetable	Not applicable	–
3	Key information

	3A Selected financial data	Selected financial data	213

		Shareholder information – Inflation and foreign currency translation	184

	3B Capitalisation and indebtedness	Not applicable	–

	3C Reasons for the offer and use of proceeds	Not applicable	–

	3D Risk factors	Principal risk factors and uncertainties	196 to 200
4	Information on the Company

	4A History and development of the Company	History and development	190

		Contact details	Back cover

	4B Business overview	Financial highlights	3

		Our year	4 to 7

		Where we do business	8 and 9

		How we do business	10 and 11

		Crystallising value from Verizon Wireless	14 and 15

		Key performance indicators	16 and 17

		Market overview	18 to 20

		Strategy: Our strategy	21

		Strategy: Consumer Europe	22 and 23

		Strategy: Unified communications	24 and 25

		Strategy: Consumer emerging markets	26 and 27

		Strategy: Enterprise	28 and 29

		Strategy: Network	30 and 31

		Strategy: Operations	32 and 33

		Operating results	40 to 45

		Regulation	191 to 195

	4C Organisational structure	Note 32 “Principal subsidiaries”	167 to 169

		Note 12 “Investments in associates and joint ventures”	129 to 131

		Note 13 “Other investments”	132

	4D Property, plant and equipment	How we do business	10 and 11

		Commentary on the consolidated statement of financial position	99

		Strategy	21 to 33

		Commitments	163
4A	Unresolved staff comments	None	–

207

Item	Form 20-F caption	Location in this document	Page
5	Operating and financial review and prospects

	5A Operating results		40 to 45
		Operating results	and 96 to 97

		Prior year operating results	171 to 175

		Note 21 “Borrowings”	139 to 143

		Shareholder information – Inflation and foreign currency translation	184

		Regulation	191 to 195

	5B Liquidity and capital resources	Commentary on the consolidated statement of cash flows	103

		Note 23 “Capital and financial risk management”	146 to 151

		Note 22 “Liquidity and capital resources”	143 to 146

		Note 21 “Borrowings”	139 to 143

	5C Research and development, patents and licences, etc	Strategy: Our strategy	21

		Strategy: Consumer Europe	22 and 23

		Strategy: Unified communications	24 and 25

		Strategy: Consumer emerging markets	26 and 27

		Strategy: Enterprise	28 and 29

		Strategy: Network	30 and 31

		Strategy: Operations	32 and 33

		Note 3 “Operating (loss)/profit”	113

		Regulation – Licences	194

	5D Trend information	Chief Executive’s review	12 and 13

		Market overview	18 to 20

	5E Off-balance sheet arrangements	Liquidity and capital resources – Off-balance sheet arrangements	146

		Note 29 “Commitments”	163

		Note 30 “Contingent liabilities”	164 to 166

	5F Tabular disclosure of contractual obligations	Commentary on the consolidated statement of financial position – Contractual obligations and contingencies	99

	5G Safe harbor	Forward-looking statements	209 and 210
6	Directors, senior management and employees

	6A Directors and senior management	Board of directors and Group management	50 to 53

	6B Compensation	Directors’ remuneration	69 to 85

	6C Board practices	Corporate governance	48 to 68

		Directors’ remuneration	69 to 85

		Board of directors and Group management	50 to 53

	6D Employees	Our people	36 and 37

		Note 25 “Employees”	152

	6E Share ownership	Directors’ remuneration	69 to 85

		Note 27 “Share-based payments”	157 and 158
7	Major shareholders and related party transactions

	7A Major shareholders	Shareholder information – Major shareholders	184

	7B Related party transactions	Directors’ remuneration	69 to 85

		Note 30 “Contingent liabilities”	164 to 166

		Note 31 “Related party transactions”	167

	7C Interests of experts and counsel	Not applicable	–
8	Financial information

	8A Consolidated statements and other financial information	Financials	96 to 170

		Report of Independent Registered Public Accounting Firm on the consolidated financial statements	92

		Note 30 “Contingent liabilities”	164 to 166

	8B Significant changes	Subsequent events	–
9	The offer and listing

	9A Offer and listing details	Shareholder information – Share price history	183 and 184

	9B Plan of distribution	Not applicable	–

	9C Markets	Shareholder information – Markets	184

	9D Selling shareholders	Not applicable	–

	9E Dilution	Not applicable	–

	9F Expenses of the issue	Not applicable	–

208	Vodafone Group Plc Annual Report on Form 20-F 2014
Form 20-F cross reference guide (continued)

Item	Form 20-F caption	Location in this document	Page
10	Additional information
	10A Share capital	Not applicable	–

	10B Memorandum and articles of association	Shareholder information – Articles of association and
		applicable English law	184 to 187

	10C Material contracts	Shareholder information – Material contracts	187

	10D Exchange controls	Shareholder information – Exchange controls	187

	10E Taxation	Shareholder information – Taxation	187 to 189

	10F Dividends and paying agents	Not applicable	–

	10G Statement by experts	Not applicable	–

	10H Documents on display	Shareholder information – Documents on display	187

	10I Subsidiary information	Not applicable	–
11	Quantitative and qualitative disclosures about market risk	Note 23 “Capital and financial risk management”	146 to 151
12	Description of securities other than equity securities

	12A Debt securities	Not applicable	–

	12B Warrants and rights	Not applicable	–

	12C Other securities	Not applicable	–

	12D American depositary shares	ADR payment information	C-1
13	Defaults, dividend arrearages and delinquencies	Not applicable	–
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–
15	Controls and procedures	Corporate governance	48 to 68

Directors’ statement of responsibility – Management’s report
		on internal control over financial reporting	88 and 89

		Report of Independent Registered Public Accounting Firm on internal control over financial reporting	91
16	16A Audit Committee financial expert	Corporate governance – Board committees	58

	16B Code of ethics	Corporate governance – US listing requirements	68

	16C Principal accountant fees and services	Note 3 “Operating (loss)/profit”	113

Corporate governance – Audit and Risk Committee –
		External audit	61

	16D Exemptions from the listing standards for audit committees	Not applicable	–

	16E Purchase of equity securities by the issuer and affiliated purchasers	Commentary on the consolidated statement of changes in equity – Purchase of own shares	101

		Note 22 “Liquidity and capital resources” – Share buyback	144
programmes

	16F Change in registrant’s certifying accountant	Not applicable	–

	16G Corporate governance	Corporate governance – US listing requirements	68
	16H Mine safety disclosure	Not applicable	–
17	Financial statements	Not applicable	–
18	Financial statements		96, 98, 100, 102
		Financials	and 104 to 170
18A Separate financial statements required
	by Rule 3-09 of Regulation S-X	Financials	B-1
18B Report of Independent Registered
	Public Accounting Firm	Financials	B-3
19	Exhibits	Filed with the SEC	Index to Exhibits

209
Forward-looking statements

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include statements with respect to:

g	the Group’s expectations and guidance regarding its financial and operating performance, including statements contained within the Chief Executive’s review on pages 12 to 13, statements regarding the Group’s future dividends and the guidance statement for the 2015 financial year and free cash flow guidance on page 13 and 39, the performance of associates and joint ventures, other investments and newly acquired businesses including CWW, KDG, Ono and Neotel and expectations regarding the Project Spring organic investment programme;

g	intentions and expectations regarding the development of products, services and initiatives introduced by, or together with, Vodafone or by third parties, including new mobile technologies, such as the Vodafone M-Pesa money transfer service, M2M connections, Vodafone Red, cloud hosting, tablets and an increase in download speeds, Vodafone One-Net, mWallet, Smartpass and 4G/3G services;

g	expectations regarding the global economy and the Group’s operating environment and market position, including future market conditions, growth in the number of worldwide mobile phone users and other trends, including increased mobile data usage and increased mobile penetration in emerging markets;

g	revenue and growth expected from the Group’s enterprise and total communications strategy, including data revenue growth, and its expectations with respect to long-term shareholder value growth;

g	mobile penetration and coverage rates, mobile termination rate cuts, the Group’s ability to acquire spectrum, expected growth prospects in the Europe and AMAP regions and growth in customers and usage generally, and plans for sustained investment in high speed data networks and the anticipated Group standardisation and simplification programme;

g	anticipated benefits to the Group from cost efficiency programmes;

g	possible future acquisitions, including increases in ownership in existing investments, the timely completion of pending acquisition transactions and pending offers for investments, including licence and spectrum acquisitions, and the expected funding required to complete such acquisitions or investments;

g	expectations and assumptions regarding the Group’s future revenue, operating profit, adjusted EBITDA, adjusted EBITDA margin, free cash flow, depreciation and amortisation charges, foreign exchange rates, tax rates and capital expenditure;

g	expectations regarding the Group’s access to adequate funding for its working capital requirements and share buyback programmes, and the Group’s future dividends or its existing investments; and

g	the impact of regulatory and legal proceedings involving the Group and of scheduled or potential regulatory changes.

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

g	general economic and political conditions in the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments;

g	increased competition, from both existing competitors and new market entrants, including mobile virtual network operators;

g	levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services in a timely manner, particularly data content and services;

g	rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations, including as a result of third-party or vendor marketing efforts;

g	the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services;

g	the Group’s ability to generate and grow revenue from both voice and non-voice services and achieve expected cost savings;

g	a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays;

g	slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure;

g	the Group’s ability to expand its spectrum position, win 3G and 4G allocations and realise expected synergies and benefits associated with 3G and 4G;

210	Vodafone Group Plc Annual Report on Form 20-F 2014
Forward-looking statements (continued)

g	the Group’s ability to secure the timely delivery of high quality, reliable handsets, network equipment and other key products from suppliers;

g	loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets;

g	changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes;

g	the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems;

g	the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, franchises, brand licences, platform sharing or other arrangements with third parties, particularly those related to the development of data and internet services;

g	acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities which may have a negative impact on the Group’s financial condition and results of operations;

g	the Group’s ability to integrate acquired business or assets and the imposition of any unfavourable conditions, regulatory or otherwise, on any pending or future acquisitions or dispositions;

g	the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition;

g	developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends;

g	the Group’s ability to satisfy working capital requirements through borrowing in capital markets, bank facilities and operations;

g	changes in foreign exchange rates, including particularly the exchange rate of pounds sterling to the euro, Indian rupee, South African rand and the US dollar;

g	changes in the regulatory framework in which the Group operates, including the commencement of legal or regulatory action seeking to regulate the Group’s permitted charging rates;

g	the impact of legal or other proceedings against the Group or other companies in the communications industry; and

g	changes in statutory tax rates and profit mix, the Group’s ability to resolve open tax issues and the timing and amount of any payments in respect of tax liabilities.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Principal risk factors and uncertainties” on pages 196 to 200 of this document. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

The Company’s independent auditors, Deloitte LLP have not compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

211
Definition of terms

2G	2G networks are operated using global system for mobile (‘GSM’) technology which offer services such as voice, text messaging and low speed data. In addition, all the Group’s controlled networks support general packet radio services (‘GPRS’), often referred to as 2.5G. GPRS allows mobile devices to access IP based data services such as the internet and email.
3G	A cellular technology based on wide band CDMA delivering voice and faster data services.
4G/LTE	4G or long-term evolution (‘LTE’) technology offers even faster data transfer speeds than 3G/HSPA.
Acquisition costs	The total of connection fees, trade commissions and equipment costs relating to new customer connections.
ADR	American depositary receipts is a mechanism designed to facilitate trading in shares of non-US companies in the US stock markets. The main purpose is to create an instrument which can easily be settled through US stock market clearing systems.
ADS	American depositary shares are shares evidenced by American depositary receipts. ADSs are issued by a depositary bank and represent one or more shares of a non-US issuer held by the depositary bank. The main purpose of ADSs is to facilitate trading in shares of non-US companies in the US markets and, accordingly, ADRs which evidence ADSs are in a form suitable for holding in US clearing systems.
AGM	Annual general meeting.
AMAP	The Group’s region: Africa, Middle East and Asia Pacific.
Applications (‘apps’)	Apps are software applications usually designed to run on a smartphone or tablet device and provide a convenient means for the user to perform certain tasks. They cover a wide range of activities including banking, ticket purchasing, travel arrangements, social networking and games. For example, the My Vodafone app lets customers check their bill totals on their smartphone and see the minutes, texts and data allowance remaining.
ARPU	Average revenue per user, defined as mobile in-bundle customer revenue plus mobile out-of-bundle customer revenue and mobile incoming revenue divided by average customers.
Capital expenditure (‘capex’)	This measure includes the aggregate of capitalised property, plant and equipment additions and capitalised software costs.
CDMA	This is a channel access method used by various radio communication technologies.
Churn	Total gross customer disconnections in the period divided by the average total customers in the period.
Cloud services	This means the customer has little or no equipment at their premises and all the equipment and capability associated with the service is run from the Vodafone network and data centres instead. This removes the need for customers to make capital investments and instead they have an operating cost model with a recurring monthly fee.
Controlled and jointly controlled	Controlled and jointly controlled measures include 100% for the Group’s mobile operating subsidiaries and the Group’s share for joint ventures. and the Group’s proportionate share for joint operations.
Customer costs	Customer costs include acquisition costs and retention costs.
Depreciation and other amortisation	The accounting charge that allocates the cost of a tangible or intangible asset to the income statement over its useful life. This measure includes the profit or loss on disposal of property, plant and equipment and computer software.
Direct costs	Direct costs include interconnect costs and other direct costs of providing services.
Enterprise	The Group’s customer segment for businesses.
Adjusted EBITDA	Operating profit excluding share of results in associates, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs and other operating income and expense. The Group’s definition of adjusted EBITDA may not be comparable with similarly titled measures and disclosures by other companies.
Fixed broadband customer	A fixed broadband customer is defined as a customer with a connection or access point to a fixed line data network.
FRC	Financial Reporting Council.
Free cash flow	Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments and dividends paid to non-controlling shareholders in subsidiaries but before licence and spectrum payments. For the year ended 31 March 2014 and 31 March 2013 other items excluded the income dividends received from Verizon Wireless and payments in respect of a tax case settlement.
FCA	Financial Conduct Authority (previously Financial Services Authority).
HSPA+	An evolution of high speed packet access (‘HSPA’) or third generation (‘3G’) technology that enhances the existing 3G network with higher speeds for the end user.
Impairment	A downward revaluation of an asset.
Interconnect costs	A charge paid by Vodafone to other fixed line or mobile operators when a Vodafone customer calls a customer connected to a different network.
ICT	Information and communications technology.
IFRS	International Financial Reporting Standards
IP	Internet protocol (‘IP’) is the format in which data is sent from one computer to another on the internet.
IP-VPN	A virtual private network (‘VPN’) is a network that uses a shared telecommunications infrastructure, such as the internet, to provide remote offices or individual users with secure access to their organisation’s network.
M2M	Machine-to-machine. M2M communications, or telemetry, enable devices to communicate with one another via built-in mobile SIM cards.
Mark-to-market	Mark-to-market or fair value accounting refers to accounting for the value of an asset or liability based on the current market price of the asset or liability.

212	Vodafone Group Plc Annual Report on Form 20-F 2014
Definition of terms (continued)

Mobile broadband	Also known as mobile internet (see below).
Mobile customer	A mobile customer is defined as a subscriber identity module (‘SIM’), or in territories where SIMs do not exist, a unique mobile telephone number, which has access to the network for any purpose, including data only usage.
Mobile internet	Mobile internet allows internet access anytime, anywhere through a browser or a native application using any portable or mobile device such as smartphone, tablet, laptop connected to a wireless network.
Mobile termination rate (‘MTR’)	A per minute charge paid by a telecommunications network operator when a customer makes a call to another mobile or fixed line network operator.
MVNO	Mobile virtual network operators, companies that provide mobile phone services under wholesale contracts with a mobile network operator, but do not have their own licence of spectrum or the infrastructure required to operate a network.
Net debt	Long-term borrowings, short-term borrowings and mark-to-market adjustments on financing instruments less cash and cash equivalents.
Net promoter score (‘NPS’)	Net promoter score is a customer loyalty metric used to monitor customer satisfaction.
Operating expenses	Operating expenses comprise primarily network and IT related expenditure, support costs from HR and finance and certain intercompany items.
Operating free cash flow	Cash generated from operations after cash payments for capital expenditure (excludes capital licence and spectrum payments) and cash receipts from the disposal of intangible assets and property, plant and equipment.
Organic growth	All amounts marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. From 1 April 2013 the Group revised its intra-group roaming charges. These changes have had an impact on reported service revenue for the Group and by country and regionally since 1 April 2013. Whilst prior period reported revenue has not been restated, to ensure comparability in organic growth rates, Group, country and regional revenue in the prior financial periods have been recalculated based on the new pricing structure to form the basis for our organic calculations.
Partner markets	Markets in which the Group has entered into a partner agreement with a local mobile operator enabling a range of Vodafone’s global products and services to be marketed in that operator’s territory and extending Vodafone’s reach into such markets.
Penetration	Number of SIMs in a country as a percentage of the country’s population. Penetration can be in excess of 100% due to customers’ owning more than one SIM.
Petabyte	A petabyte is a measure of data usage. One petabyte is a million gigabytes.
Pps	Percentage points.
Reported growth	Reported growth is based on amounts reported in pound sterling as determined under IFRS.
RAN	Radio access network is the part of a mobile telecommunications system which provides cellular coverage to mobile phones via a radio interface, managed by thousands of base stations installed on towers and rooftops across the coverage area, and linked to the core nodes through a backhaul infrastructure which can be owned, leased or a mix of both.
Retention costs	The total of trade commissions, loyalty scheme and equipment costs relating to customer retention and upgrade.
Roaming	Allows customers to make calls, send and receive texts and data on other operators’ mobile networks while travelling abroad.
Service revenue	Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.
Smartphone devices	A smartphone is a mobile phone offering advanced capabilities including access to email and the internet.
Smartphone penetration	The number of smartphone devices divided by the number of registered SIMs (excluding data only SIMs) and telemetric applications.
SME	Small to medium-sized enterprises.
SoHo	Small-office home-office.
Spectrum	The radio frequency bands and channels assigned for telecommunication services.
Supranational	An international organisation, or union, whereby member states go beyond national boundaries or interests to share in the decision-making and vote on issues pertaining to the wider grouping.
Tablets	A tablet is a slate shaped, mobile or portable computing device equipped with a finger operated touchscreen or stylus, for example, the Apple iPad.
Telemetrics	Telemetric applications include, but are not limited to, asset and equipment tracking, mobile payment and billing functionality, e.g. vending machines and meter readings, and include voice enabled customers whose usage is limited to a central service operation, e.g. emergency response applications in vehicles. Telemetric customers are not included in mobile customers.
VZW	Verizon Wireless, the Group’s former associate in the United States.
VZW income dividends	Distributions (other than tax distributions) by Verizon Wireless as agreed from time to time by the Board of Verizon Wireless.
VZW tax distributions	Specific distributions made by the Verizon Wireless to its partners based on the taxable income.

213
Selected financial data

The selected financial data shown below for the years ended 31 March 2014, 2013 and 2012 is presented on an IFRS basis, reflecting the Group’s adoption of IFRS 11, “Joint Arrangements” and the revisions to IAS 19, “Employee benefits”, and includes the Group’s joint ventures using the equity accounting basis as detailed in note 1 “Basis of preparation” to the consolidated financial statements. The financial data for the years ended 31 March 2011 and 2010 has not been restated as it would involve unreasonable effort and expense. The financial data for the years ended 31 March 2011 and 2010 therefore includes the Group’s joint ventures on a proportionate consolidation basis, rather than on an equity accounting basis.

At/for the year ended 31 March	2014	Restated 2013	Restated 2012	2011	2010
Consolidated income statement data (£m)
Revenue	38,346	38,041	38,821	45,884	44,472
Operating (loss)/profit	(3,913)	(2,202)	5,618	1,085	5,368
(Loss)/profit before taxation	(5,270)	(3,483)	4,144	5,057	4,626
Profit/(loss) for financial year from continuing operations	11,312	(3,959)	3,439	4,566	5,537
Profit for the financial year	59,420	657	6,994	7,870	8,618

Consolidated statement of financial position data (£m)
Total assets	121,840	138,324	135,450	151,220	156,985
Total equity	71,781	72,488	78,202	87,561	90,810
Total equity shareholders’ funds	70,802	71,477	76,935	87,555	90,381

Earnings per share[1,2]
Weighted average number of shares (millions)
– Basic	26,472	26,831	27,624	52,408	52,595
– Diluted	26,682	26,831	27,938	52,748	52,849

Basic earnings per ordinary share	223.84p	1.54p	25.15p	15.20p	16.44p
Diluted earnings per ordinary share	222.07p	1.54p	24.87p	15.11p	16.36p
Basic earnings per share from continuing operations	42.10p	(15.66p )	12.28p	8.90p	10.58p

Cash dividends[1,3]
Amount per ordinary share (pence)	11.00p	10.19p	13.52p	8.90p	8.31p
Amount per ADS (pence)	110.0p	101.9p	135.2p	89.0p	83.1p
Amount per ordinary share (US cents)	18.31c	15.49c	21.63c	14.33c	12.62c
Amount per ADS (US cents)	183.1c	154.9c	216.3c	143.3c	126.2c

Other data
Ratio of earnings to fixed charges[4]	0.7	1.7	4.3	5.8	3.6

Notes:

1	See note 8 to the consolidated financial statements, “Earnings per share”. Earnings and dividends per ADS is calculated by multiplying earnings per ordinary share by ten, the number of ordinary shares per ADS. Dividend per ADS is calculated on the same basis.
2	On 19 February 2014, we announced a “6 for 11” share consolidation effective 24 February 2014. This had the effect of reducing the number of shares in issue from 52,821,751,216 ordinary shares (including 4,351,833,492 ordinary shares held in Treasury) as at the close of business on 18 February 2014 to 28,811,864,298 new ordinary shares in issue immediately after the share consolidation on 24 February 2014. Earnings per share for the years ended 31 March 2013 and 2012 have been restated accordingly.
3	The final dividend for the year ended 31 March 2014 was proposed by the directors on 20 May 2014 and is payable on 6 August 2014 to holders of record as of 13 June 2014. The total dividends have been translated into US dollars at 31 March 2014 for purposes of the above disclosure but the dividends are payable in US dollars under the terms of the ADS depositary agreement.
4	For the purposes of calculating these ratios, earnings consist of loss or profit before tax adjusted for fixed charges, dividend income from associates, share of profits and losses from associates, interest capitalised and interest amortised. Fixed charges comprise one third of payments under operating leases, representing the estimated interest element of these payments, interest payable and similar charges, interest capitalised and preferred share dividends.

Vodafone, the Vodafone Speechmark, The Vodafone Portrait, Vodacom, M-Pesa, Vodafone One Net, Vodafone Red, Vodafone Relax, Vodafone Cloud, Vodafone SmartPass, Vodafone Mobile mWallet and The Vodafone Way are trade marks of the Vodafone Group. The Vodafone Rhombus is a registered design of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

The content of our website (vodafone.com) should not be considered to form part of this annual report or our annual report on

Form 20-F.

© Vodafone Group 2014

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

Shareholder helpline
Telephone: +44 (0) 870 702 0198
(in Ireland): +353 (0) 818 300 999

Investor Relations
ir@vodafone.co.uk
vodafone.com/investor

Media Relations
vodafone.com/media/contact

Sustainability
sustainability@vodafone.com
vodafone.com/sustainability

Access our online Annual Report at:
vodafone.com/ar2014

Cellco Partnership

(d/b/a Verizon Wireless)

Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements

For the years ended

December 31, 2013, 2012 and 2011

Cellco Partnership (d/b/a Verizon Wireless)

Report of Independent Registered Public Accounting Firm	B-3

Consolidated Statements of Income
For the years ended December 31, 2013, 2012 and 2011	B-4

Consolidated Statements of Comprehensive Income
For the years ended December 31, 2013, 2012 and 2011	B-5

Consolidated Balance Sheets
As of December 31, 2013 and 2012	B-6

Consolidated Statements of Cash Flows
For the years ended December 31, 2013, 2012 and 2011	B-7

Consolidated Statements of Changes in Partners’ Capital
For the years ended December 31, 2013, 2012 and 2011	B-8

Notes to Consolidated Financial Statements	B-9 to B-28

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Representatives of

Cellco Partnership d/b/a Verizon Wireless:

We have audited the accompanying consolidated balance sheets of Cellco Partnership and subsidiaries d/b/a Verizon Wireless (the “Partnership”) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, cash flows and changes in partners’ capital for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New York, New York

February 27, 2014

Consolidated Statements of Income

Cellco Partnership (d/b/a Verizon Wireless)

	Years Ended December 31,
(dollars in millions)	2013	2012	2011

Operating Revenue (including $102, $83 and $87 from affiliates)
Service revenue	$69,033	$63,733	$59,157
Equipment and other	11,990	12,135	10,997

Total operating revenue	81,023	75,868	70,154

Operating Costs and Expenses (including $2,295, $1,949 and $1,708 from affiliates)
Cost of service (exclusive of items shown below)	7,295	7,711	7,994
Cost of equipment	16,353	16,779	16,092
Selling, general and administrative	22,663	21,696	19,655
Depreciation and amortization	8,202	7,960	7,962

Total operating costs and expenses	54,513	54,146	51,703

Operating Income	26,510	21,722	18,451

Other Income (Expenses)
Interest expense, net	(65)	(442)	(610)
Other income, net	40	96	56

Income Before Provision for Income Taxes	26,485	21,376	17,897
Provision for income taxes	(150)	(201)	(947)

Net Income	$26,335	$21,175	$16,950

Net income attributable to noncontrolling interests	$422	$304	$280
Net income attributable to Cellco Partnership	25,913	20,871	16,670

Net Income	$26,335	$21,175	$16,950

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

Cellco Partnership (d/b/a/ Verizon Wireless)

	Years Ended December 31,
(dollars in millions)	2013	2012	2011

Net Income	$26,335	$21,175	$16,950

Other comprehensive income (loss), net of taxes
Unrealized gain (loss) on cash flow hedges	(32)	21	3
Defined benefit pension and postretirement plans	—	—	(1)

Other comprehensive income (loss) attributable to Cellco Partnership	(32)	21	2

Total Comprehensive Income	$26,303	$21,196	$16,952

Comprehensive income attributable to noncontrolling interests	$422	$304	$280
Comprehensive income attributable to Cellco Partnership	25,881	20,892	16,672

Total Comprehensive Income	$26,303	$21,196	$16,952

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

Cellco Partnership (d/b/a Verizon Wireless)

	As of December 31,
(dollars in millions)	2013	2012

Assets
Current assets
Cash and cash equivalents	$4,005	$1,354
Receivables, net of allowances of $399 and $350	7,204	6,657
Due from affiliates, net	245	106
Inventories, net	990	1,044
Prepaid expenses and other current assets	1,459	525

Total current assets	13,903	9,686

Plant, property and equipment, net	35,932	34,546
Wireless licenses	75,796	77,642
Goodwill	17,941	17,737
Other intangibles and other assets, net	2,249	2,102

Total assets	$145,821	$141,713

Liabilities and Partners’ Capital
Current liabilities
Short-term debt, including current maturities	$41	$1,448
Accounts payable and accrued liabilities	7,012	7,534
Advance billings	2,750	2,550
Other current liabilities	337	274

Total current liabilities	10,140	11,806

Long-term debt	5,231	8,665
Deferred tax liabilities, net	11,001	10,939
Other non-current liabilities	2,139	2,056

Partners’ capital
Capital	114,979	106,119
Accumulated other comprehensive income	52	84
Noncontrolling interests	2,279	2,044

Total Partners’ capital	117,310	108,247

Total liabilities and Partners’ capital	$145,821	$141,713

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Cellco Partnership (d/b/a Verizon Wireless)

	Years Ended December 31,
(dollars in millions)	2013	2012	2011

Cash Flows from Operating Activities
Net income	$26,335	$21,175	$16,950
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,202	7,960	7,962
Provision for uncollectible receivables	703	634	689
Provision for deferred income taxes	72	123	368
Changes in current assets and liabilities, net of the effects of acquisition/disposition of businesses:
Receivables	(1,371)	(1,238)	(624)
Inventories, net	54	(137)	166
Prepaid expenses and other current assets	(35)	(107)	124
Accounts payable and accrued liabilities	(120)	674	(728)
Other operating activities, net	(487)	(419)	371

Net cash provided by operating activities	33,353	28,665	25,278

Cash Flows from Investing Activities
Capital expenditures (including capitalized software)	(9,425)	(8,857)	(8,973)
Acquisitions of investments and businesses, net of cash acquired	(52)	(188)	(144)
Acquisitions of wireless licenses	(14)	(4,287)	(26)
Proceeds from dispositions of wireless licenses	2,111	—	—
Other investing activities, net	(873)	843	(490)

Net cash used in investing activities	(8,253)	(12,489)	(9,633)

Cash Flows from Financing Activities
Repayments of long-term debt and capital lease obligations	(4,960)	(1,569)	(4,862)
Distributions to partners	(17,046)	(25,681)	(3,082)
Other financing activities, net	(443)	(328)	(276)

Net cash used in financing activities	(22,449)	(27,578)	(8,220)

Increase (decrease) in cash and cash equivalents	2,651	(11,402)	7,425
Cash and cash equivalents, beginning of year	1,354	12,756	5,331

Cash and cash equivalents, end of year	$4,005	$1,354	$12,756

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Partners’ Capital

Cellco Partnership (d/b/a/ Verizon Wireless)

	Years Ended December 31,
(dollars in millions)	2013	2012	2011
Partners’ Capital
Balance at beginning of year	$106,119	$100,961	$97,399
Net income attributable to Cellco Partnership	25,913	20,871	16,670
Contributed capital	(7)	(32)	(26)
Distributions declared to partners	(17,046)	(15,681)	(13,082)

Balance at end of year	114,979	106,119	100,961

Accumulated Other Comprehensive Income
Balance at beginning of year	84	63	61
Unrealized gain (loss) on cash flow hedges	(32)	21	3
Defined benefit pension and postretirement plans	—	—	(1)

Other comprehensive income (loss)	(32)	21	2

Balance at end of year	52	84	63

Total Partners’ Capital Attributable to Cellco Partnership	115,031	106,203	101,024

Noncontrolling Interests
Balance at beginning of year	2,044	1,952	1,962
Net income attributable to noncontrolling interests	422	304	280
Distributions	(403)	(342)	(280)
Other	216	130	(10)

Balance at end of year	2,279	2,044	1,952

Total Partners’ Capital	$117,310	$108,247	$102,976

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Cellco Partnership (d/b/a Verizon Wireless)

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Cellco Partnership (the Partnership), a Delaware general partnership doing business as Verizon Wireless, provides wireless communication services across one of the most extensive wireless networks in the United States (U.S.) and has the largest fourth-generation (4G) Long-Term Evolution (LTE) technology and third-generation (3G) Evolution-Data Optimized (EV-DO) networks of any U.S. wireless service provider. The Partnership has one segment and operates domestically only. References to “the Partners” refers to Verizon Communications, and its subsidiaries (Verizon) and Vodafone Group Plc, and its subsidiaries (Vodafone). At December 31, 2013 Verizon owned 55% of the Partnership and Vodafone owned 45% of the Partnership. On February 21, 2014, Verizon acquired Vodafone’s interest in the Partnership and now owns 100% of the Partnership.

These consolidated financial statements include transactions between the Partnership and Verizon and Vodafone (Affiliates) for the provision of services and financing pursuant to various agreements (see Notes 5 and 11).

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

The Partnership has evaluated subsequent events through February 27, 2014, the date these consolidated financial statements were available to be issued.

Use of Estimates

The Partnership prepares its consolidated financial statements in accordance with U.S. generally accepted accounting principles (GAAP), which requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

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

The Partnership earns revenue primarily by providing access to and usage of its network. In general, access revenue is billed one month in advance and recognized when earned; the unearned portion is classified in Advance billings in the consolidated balance sheets. Usage revenue is generally billed in arrears and recognized when service is rendered and included in unbilled revenue, within Receivables, net in the consolidated balance sheets. Equipment sales revenue associated with the sale of wireless handsets and accessories is recognized when the products are delivered to and accepted by the customer, as this is considered to be a separate earnings process from providing wireless services. For agreements involving the resale of third-party services in which the Partnership is considered the primary obligor in the arrangements, the Partnership records revenue gross at the time of sale. For equipment sales, the Partnership generally subsidizes the cost of wireless devices. The amount of this subsidy is generally contingent on the arrangement and terms selected by the customer. In multiple deliverable arrangements which involve the sale of equipment and a service contract, the equipment revenue is recognized up to the amount collected when the wireless device is sold.

The Partnership reports taxes imposed by governmental authorities on revenue-producing transactions between the Partnership and its customers on a net basis.

Advertising Costs

Costs for advertising products and services as well as other promotional and sponsorship costs are charged to Selling, general and administrative expense in the periods in which they are incurred (see Note 9).

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

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates quoted market value, and includes approximately $3.5 billion and $0.7 billion at December 31, 2013 and 2012, respectively, held in money market funds that are considered cash equivalents.

Inventory

Inventory consists primarily of wireless equipment held for sale, which is carried at the lower of cost (determined using a first-in, first-out method) or market. The Partnership maintained inventory valuation reserves which were not significant as of December 31, 2013 and 2012.

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

Plant, Property and Equipment

Plant, property and equipment primarily represents costs incurred to construct and expand capacity and network coverage on Mobile Telephone Switching Offices and cell sites. The cost of plant, property and equipment is depreciated on a straight-line basis over its estimated useful life. Periodic reviews are performed to identify any category or group of assets within plant, property and equipment where events or circumstances may change the remaining estimated economic life. This principally includes changes in the Partnership’s plans regarding technology upgrades, enhancements, and planned retirements. Changes in these estimates resulted in an increase of $0.4 billion for the year ended December 31, 2011. Major improvements to existing plant and equipment are capitalized. Routine maintenance and repairs that do not extend the life of the plant and equipment are charged to expense as incurred. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the related lease.

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

Wireless Licenses

The Partnership’s principal intangible assets are licenses, which provide the Partnership with the exclusive right to utilize designated radio frequency spectrum to provide wireless communication services. While licenses are issued for only a fixed time, generally ten years, such licenses are subject to renewal by the Federal Communications Commission (FCC). License renewals have occurred routinely and at nominal costs, which are expensed as incurred. Moreover, the Partnership has determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the Partnership’s wireless licenses. As a result, the wireless licenses are treated as an indefinite lived intangible asset, and are not amortized. The Partnership reevaluates the useful life determination for wireless licenses at least annually to determine whether events and circumstances continue to support an indefinite useful life.

The Partnership tests its wireless licenses for potential impairment annually. In 2013, the Partnership performed a qualitative assessment to determine whether it is more likely than not that the fair value of its wireless licenses was less than the carrying amount. As part of the assessment, the Partnership considered several qualitative factors including the business enterprise value of the Partnership, macroeconomic conditions (including changes in interest rates and discount rates), industry and market considerations (including industry revenue and EBITDA (Earnings before interest, taxes, depreciation and amortization) margin projections), the projected financial performance of the Partnership, as well as other factors. Based on our assessment in 2013, we qualitatively concluded that it was more likely than not that the fair value of our wireless licenses significantly exceeded their carrying value and therefore, did not result in an impairment. In 2012, the Partnership’s quantitative assessment consisted of comparing the estimated fair value of the Partnership’s wireless licenses to the aggregated carrying amount as of the test date. Using the quantitative assessment, the Partnership evaluated its licenses on an aggregate basis using a direct value approach. The direct value approach estimates fair value using a discounted cash flow analysis to estimate what a marketplace participant would be willing to pay to purchase the aggregated wireless licenses as of the valuation date. If the fair value of the aggregated wireless licenses is less than the aggregated carrying amount of the licenses, an impairment is recognized. The Partnership’s annual quantitative impairment test for 2012 indicated that the fair value significantly exceeded the carrying value and, therefore, did not result in an impairment. The Partnership evaluated its wireless licenses for potential impairment as of December 15, 2013 and 2012.

Interest expense incurred while qualifying activities are performed to ready wireless licenses for their intended use is capitalized as part of wireless licenses. The capitalization period ends when a license is substantially complete and the license is ready for its intended use.

Goodwill

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Impairment testing for goodwill is performed annually in the fourth fiscal quarter or more frequently if impairment indicators are present. The Partnership has the option to perform a qualitative assessment to determine if the fair value of the entity is less than its carrying value. However, the Partnership may elect to perform an impairment test even if no indications of a potential impairment exist. The impairment test for goodwill uses a two-step approach, which is performed for the Partnership’s one reporting unit. Step one compares the fair value of the reporting unit (calculated using a market approach and/or a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., fair value of reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the implied fair value of goodwill is less than the carrying amount of goodwill, an impairment is recognized. The Partnership completed its goodwill impairment test as of December 15, 2013 and 2012. The Partnership’s annual impairment tests for 2013 and 2012 indicated that the fair value significantly exceeded the carrying value and, therefore, did not result in an impairment.

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

Derivative Instruments

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

Employee Benefit Plans

The Partnership maintains a defined contribution plan, the Verizon Wireless Savings and Retirement Plan (the Savings and Retirement Plan), for the benefit of its employees. The Savings and Retirement Plan includes both an employee savings and profit sharing component. Under the employee savings component, employees may contribute a percentage of eligible compensation to the Savings and Retirement Plan. Up to the first 6% of an employee’s eligible compensation contributed to the Savings and Retirement Plan is matched 100% by the Partnership. Under the profit sharing component, the Partnership may elect, at the sole discretion of the Human Resources Committee of the Board of Representatives, to contribute an additional amount in the form of a profit sharing contribution to the accounts of eligible employees (see Note 9).

Long-Term Incentive Compensation

The Partnership measures compensation expense for all stock-based compensation awards made to employees and directors based on estimated fair values (see Note 6).

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

Recently Adopted Accounting Standards

During the first quarter of 2013, the Partnership adopted the accounting standard update regarding testing of intangible assets for impairment. This standard update allows companies the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is more likely than not the asset is impaired. The adoption of this standard update did not have an impact on the Partnership’s consolidated financial statements.

During the first quarter of 2013, the Partnership adopted the accounting standard update regarding reclassifications out of Accumulated other comprehensive income. This standard update requires companies to report the effect of significant reclassifications out of Accumulated other comprehensive income on the respective line items in the Partnership’s consolidated statements of income if the amount being reclassified is required to be reclassified in its entirety to net income. For other amounts that are not required to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference to other required disclosures that provide additional detail about those amounts. See Note 12 for additional details.

During the third quarter of 2013, the Partnership adopted the accounting standard update regarding the ability to use the Federal Funds Effective Swap Rate as a U.S. benchmark interest rate for hedge accounting purposes. Previously the interest rates on direct Treasury obligations of the U.S. government and the London Interbank Offered Rate (LIBOR) were considered to be the only benchmark interest rates. The adoption of this standard update did not have a significant impact on the Partnership’s consolidated financial statements.

Recent Accounting Standards

In July 2013, the accounting standard update relating to the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists was issued. The standard update provides that a liability related to an unrecognized tax benefit should be offset against same jurisdiction deferred tax assets for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. The Partnership will adopt this standard update during the first quarter of 2014. The Partnership is currently evaluating the consolidated balance sheet impact related to this standard update.

2. Acquisitions and Divestitures

Wireless Transaction

On September 2, 2013, Verizon entered into a stock purchase agreement (the Stock Purchase Agreement) with Vodafone and Vodafone 4 Limited (Seller), pursuant to which Verizon agreed to acquire Vodafone’s indirect 45% interest in the Partnership, (and such interest, the Vodafone Interest) for aggregate consideration of approximately $130 billion.

On February 21, 2014, pursuant to the terms and subject to the conditions set forth in the Stock Purchase Agreement, Verizon acquired (the Wireless Transaction) from Seller all of the issued and outstanding capital stock (the Transferred Shares) of Vodafone Americas Finance 1 Inc., a subsidiary of Seller (VF1 Inc.), which indirectly through certain subsidiaries (together with VF1 Inc., the Purchased Entities) owned the Vodafone Interest. In consideration for the Transferred Shares, upon completion of the Wireless Transaction, Verizon (i) paid approximately $58.89 billion in cash, (ii) issued approximately $60.15 billion of Verizon’s common stock, par value $0.10 per share (the Stock Consideration), (iii) issued senior unsecured Verizon notes in an aggregate principal amount of $5.0 billion (the Verizon Notes), (iv) sold Verizon’s indirectly owned 23.1% interest in Vodafone Omnitel N.V. (Omnitel, and such interest, the Omnitel Interest), valued at $3.5 billion and (v) provided other consideration of approximately $2.5 billion. As a result of the Wireless Transaction, Verizon issued approximately 1.27 billion shares. The total cash paid to Vodafone and the other costs of the Wireless Transaction, including financing, legal and bank fees, were financed through the incurrence of third-party indebtedness.

Spectrum License Transactions

Since 2012, the Partnership has entered into several strategic spectrum transactions including:

•

During the third quarter of 2012, after receiving the required regulatory approvals, the Partnership completed the following previously announced transactions in which the Partnership acquired wireless spectrum that will be used to deploy additional 4G LTE capacity:

•

The Partnership acquired Advanced Wireless Services (AWS) spectrum in separate transactions with SpectrumCo, LLC (SpectrumCo) and Cox TMI Wireless, LLC for which it paid an aggregate of $3.9 billion at the time of the closings. The Partnership has also recorded a liability of $0.4 billion related to a three-year service obligation to SpectrumCo’s members pursuant to commercial agreements executed concurrently with the SpectrumCo transaction.

•

The Partnership completed license purchase and exchange transactions with Leap Wireless, Savary Island Wireless, which is majority owned by Leap Wireless, and a subsidiary of T-Mobile USA, Inc. (T-Mobile USA). As a result of these transactions, the Partnership received an aggregate $2.6 billion of AWS and Personal Communication Services (PCS) licenses at fair value and net cash proceeds of $0.2 billion, transferred certain AWS licenses to T-Mobile USA and a 700 megahertz (MHz) lower A block license to Leap Wireless, and recorded an immaterial gain.

•

During the first quarter of 2013, the Partnership completed license exchange transactions with T-Mobile License LLC and Cricket License Company, LLC, a subsidiary of Leap Wireless, to exchange certain AWS licenses. These non-cash exchanges include a number of intra-market swaps that the Partnership expects will enable it to make more efficient use of the AWS band. As a result of these exchanges, the Partnership received an aggregate $0.5 billion of AWS licenses at fair value and recorded an immaterial gain.

•

During the third quarter of 2013, after receiving the required regulatory approvals, the Partnership sold 39 lower 700 MHz B block spectrum licenses to AT&T Inc. (AT&T) in exchange for a payment of $1.9 billion and the transfer by AT&T to the Partnership of AWS (10 MHz) licenses in certain markets in the western United States. The Partnership also sold certain lower 700 MHz B block spectrum licenses to an investment firm for a payment of $0.2 billion. As a result, the Partnership received $0.5 billion of AWS licenses at fair value and the Partnership recorded a pre-tax gain of approximately $0.4 billion in Selling, general and administrative expense on its consolidated statement of income for the year ended December 31, 2013.

•

During the fourth quarter of 2013, the Partnership entered into license exchange agreements with T-Mobile USA to exchange certain AWS and PCS licenses. These non-cash exchanges, which are subject to approval by the FCC and other customary closing conditions, are expected to close in the first half of 2014. The exchange includes a number of swaps that the Partnership expects will result in more efficient use of the AWS and PCS bands. As a result of these agreements, $0.9 billion of Wireless licenses are classified as held for sale and included in Prepaid expenses and other current assets on the Partnership’s consolidated balance sheet at December 31, 2013. Upon completion of the transaction, the Partnership expects to record an immaterial gain.

•

Subsequent to the transaction with T-Mobile USA in the fourth quarter of 2013, on January 6, 2014, the Partnership announced two agreements with T-Mobile USA with respect to its remaining 700 MHz A block spectrum licenses. Under one agreement, the Partnership will sell certain of these licenses to T-Mobile USA in exchange for cash consideration of approximately $2.4 billion, and under the second agreement the Partnership will exchange the remainder of these licenses for AWS and PCS spectrum licenses. These transactions are subject to the approval of the FCC as well as other customary closing conditions. These transactions are expected to close in the middle of 2014.

Other

During 2013, the Partnership acquired various other wireless licenses and markets for cash consideration that was not significant. Additionally, the Partnership obtained control of previously unconsolidated wireless partnerships, which were previously accounted for under the equity method and are now consolidated, which resulted in an immaterial gain. The Partnership recorded $0.2 billion of goodwill as a result of these transactions.

During 2012, the Partnership acquired various other wireless licenses and markets for cash consideration that was not significant and recorded $0.2 billion of goodwill as a result of these transactions.

3. Wireless Licenses, Goodwill and Other Intangibles, Net

Wireless Licenses

Changes in the carrying amount of Wireless licenses are as follows:

(dollars in millions)
Balance as of January 1, 2012	$73,097
Acquisitions (Note 2)	4,544
Capitalized interest on wireless licenses	205
Reclassifications, adjustments and other	(204)

Balance as of December 31, 2012	77,642
Acquisitions (Note 2)	579
Dispositions (Note 2)	(2,195)
Capitalized interest on wireless licenses	540
Reclassifications, adjustments and other	(770)

Balance as of December 31, 2013	$75,796

Reclassifications, adjustments and other includes $0.9 billion of Wireless licenses that are classified as held for sale and included in Prepaid expenses and other current assets on the Partnership’s consolidated balance sheet at December 31, 2013 as well as the exchanges of wireless licenses in 2013 and 2012. See Note 2 for additional details.

At December 31, 2013 and 2012, approximately $7.7 billion and $7.3 billion, respectively, of wireless licenses were under development for commercial service for which the Partnership was capitalizing interest costs.

The average remaining renewal period of the Partnership’s wireless license portfolio was 5.1 years as of December 31, 2013. See Note 1 for additional details.

Goodwill

Changes in the carrying amount of Goodwill are as follows:

(dollars in millions)
Balance at January 1, 2012	$17,528
Acquisitions (Note 2)	209

Balance at December 31, 2012	17,737
Acquisitions (Note 2)	204

Balance at December 31, 2013	$17,941

Other Intangibles, net

Other intangibles, net are included in Other intangibles and other assets, net and consist of the following:

	At December 31, 2013			At December 31, 2012
(dollars in millions)	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Customer lists (6 to 8 years)	$2,232	$(1,803)	$429	$2,187	$(1,550)	$637
Non-network internal-use software (5 to 7 years)	1,897	(802)	1,095	1,462	(589)	873
Other (2 to 3 years)	7	(1)	6	26	(21)	5

Total	$4,136	$(2,606)	$1,530	$3,675	$(2,160)	$1,515

The amortization expense for other intangible assets was as follows:

Years	(dollars in millions)
2013	$ 476
2012	465
2011	513

Estimated annual amortization expense for other intangible assets is as follows:

Years	(dollars in millions)
2014	$ 434
2015	360
2016	279
2017	192
2018	146

4. Fair Value Measurements and Financial Instruments

The following table presents the balances of assets measured at fair value on a recurring basis as of December 31, 2013:

(dollars in millions)	Level 1	Level 2	Level 3	Total
Assets:
Other intangibles and other assets, net:
Derivative contracts—Cross currency swaps (Non-current)	$—	$166	$—	$166

Derivative contracts are valued using models based on readily observable market parameters for all substantial terms of the Partnership’s derivative contracts and thus are classified within Level 2. The Partnership uses mid-market pricing for fair value measurements of its derivative instruments. The Partnership’s derivative instruments are recorded on a gross basis.

The Partnership recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period. There were no transfers within the fair value hierarchy during 2013.

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

	At December 31, 2013		At December 31, 2012
(dollars in millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Short- and long-term debt, excluding capital leases	$5,211	$6,386	$10,105	$12,235

Derivative Instruments

The Partnership has entered into derivative transactions to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Partnership employs risk management strategies which may include the use of a variety of derivatives including cross currency swaps agreements. The Partnership does not hold derivatives for trading purposes.

Cross Currency Swaps

The Partnership previously entered into cross currency swaps designated as cash flow hedges to exchange approximately $1.6 billion of British Pound Sterling and Euro-denominated debt into U.S. dollars and to fix its future interest and principal payments in U.S. dollars, as well as to mitigate the impact of foreign currency transaction gains or losses. A portion of the gains and losses recognized in Other comprehensive income (loss) was reclassified to Other income, net to offset the related pretax foreign currency transaction gain or loss on the underlying debt obligations. The fair value of the outstanding swaps was not material at December 31, 2013 or December 31, 2012. During 2013 and 2012, the gains with respect to these swaps were not material.

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

5. Debt

Changes to debt during 2013 are as follows:

(dollars in millions)	Debt Maturing within One Year	Long-term Debt	Total
Balance at January 1, 2013	$1,448	$8,665	$10,113
Repayments of long-term borrowings and capital lease obligations	(1,460)	(3,500)	(4,960)
Other	53	66	119

Balance at December 31, 2013	$41	$5,231	$5,272

Outstanding long-term debt obligations are as follows:

			(dollars in millions)
At December 31,	Interest Rates %	Maturities	2013	2012
Notes payable	8.5 - 8.88	2015 - 2018	$3,931	$8,635
Alltel assumed notes	6.80 - 7.88	2016 - 2032	1,300	1,500
Capital lease obligations (average rate of 4.4% and 1.2% in 2013 and 2012, respectively)			61	8
Unamortized discount, net of premium			(20)	(30)
Total long-term debt, including current maturities			5,272	10,113
Less long-term debt maturing within one year			41	1,448
Total long-term debt			$5,231	$8,665

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

2013

During November 2013, $1.25 billion of 7.375% Notes and $0.2 billion of 6.50% Notes matured and were repaid. Also during November 2013, the Partnership redeemed $3.5 billion of 5.55% Notes, due February 1, 2014 at a redemption price of 101% of the principal amount of the notes. Any accrued and unpaid interest was paid to the date of redemption.

2012

During February 2012, $0.8 billion of 5.25% Notes matured and were repaid. During July 2012, $0.8 billion of 7.0% Notes matured and were repaid.

Term Notes Payable to Affiliate

Under the terms of a fixed rate promissory note with Verizon Financial Services LLC (VFSL), a wholly-owned subsidiary of Verizon, the Partnership may borrow, repay and re-borrow up to a maximum principal amount of $0.8 billion. During July 2013, the maturity date of this note was extended to August 1, 2016 and the interest rate decreased from 5.8% to 4.5% per annum. As of December 31, 2013, outstanding borrowings under this note, included within Other current liabilities on the consolidated balance sheet, were immaterial.

Debt Covenants

As of December 31, 2013, the Partnership is in compliance with all of its debt covenants.

Maturities of Long-Term Debt

Maturities of long-term debt outstanding at December 31, 2013 are as follows:

Years	(dollars in millions)
2014	$ 41
2015	699
2016	299
2017	7
2018	3,226
Thereafter	1,000

6. Long-Term Incentive Plan

Verizon Wireless Long-Term Incentive Plan (Wireless Plan)

The Wireless Plan provides compensation opportunities to eligible employees and other participating affiliates of the Partnership. The plan provides rewards that are tied to the long-term performance of the Partnership. Under the Wireless Plan, Value Appreciation Rights (VARs) were granted to eligible employees. As of December 31, 2013, all VARs were fully vested. The Partnership has not granted new VARs since 2004.

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

The following table summarizes the assumptions used in the Black-Scholes model for the year ended December 31, 2013:

2013 End of Period
Risk-free rate	0.11%
Expected term (in years)	0.12
Expected volatility	43.27%

The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of the measurement date. Expected volatility was based on a blend of the historical and implied volatility of publicly traded peer companies for a period equal to the VARs expected life ending on the measurement date.

For the years ended December 31, 2013, 2012 and 2011, the intrinsic value of VARs exercised during the period was $0.1 billion, respectively.

Cash paid to settle VARs for the years ended December 31, 2013, 2012 and 2011 was $0.1 billion, respectively.

Awards outstanding at December 31, 2013, 2012 and 2011 under the Wireless Plan are summarized as follows:

		Weighted-Average
		Exercise Price	Vested
(shares in thousands)	VARs(a)	of VARs(a)	VARs(a)

Outstanding, January 1, 2011	11,569	$13.11	11,569
Exercised	(3,303)	14.87
Cancelled/Forfeited	(52)	14.74

Outstanding, December 31, 2011	8,214	12.39	8,214
Exercised	(3,427)	10.30
Cancelled/Forfeited	(21)	11.10

Outstanding, December 31, 2012	4,766	13.89	4,766
Exercised	(1,916)	13.89
Cancelled/Forfeited	(3)	13.89

Outstanding, December 31, 2013	2,847	$13.89	2,847

(a)	The weighted average exercise price is presented in dollars; VARs are presented in units. At December 31, 2013 all outstanding VARs had an exercise price of $13.89 and substantially all of the VARs expire in March 2014.

As of December 31, 2013, the aggregate intrinsic value of VARs outstanding and vested was $0.1 billion.

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

Restricted Stock Units

The Verizon Plan provides for grants of Restricted Stock Units (RSUs) that generally vest at the end of the third year after the grant. The RSUs are classified as equity awards because the RSUs will be paid in Verizon common stock upon vesting. The RSU equity awards are measured using the grant date fair value of Verizon common stock and are not remeasured at the end of each reporting period. Dividend equivalent units are also paid to participants at the time the RSU award is paid, and in the same proportion as the RSU award.

The Partnership had approximately 4.1 million and 4.7 million RSUs outstanding under the Verizon Plan as of December 31, 2013 and 2012, respectively.

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

The Partnership had approximately 6.0 million and 7.0 million PSUs outstanding under the Verizon Plans as of December 31, 2013 and 2012, respectively.

As of December 31, 2013, unrecognized compensation expense related to the unvested portion of the Partnership’s RSUs and PSUs was approximately $0.1 billion and is expected to be recognized over a weighted-average period of approximately two years.

Stock-Based Compensation Expense

For each of the years ended December 31, 2013, 2012 and 2011, the Partnership recognized compensation expense for stock based compensation related to VARs, RSUs and PSUs of $0.2 billion, $0.3 billion and $0.2 billion, respectively.

7. Income Taxes

Provision for Income Taxes

The provision for income taxes consists of the following:

		(dollars in millions)
Years Ended December 31,	2013	2012	2011

Current tax provision:
Federal	$47	$106	$476
State and local	31	(28)	103

	78	78	579

Deferred tax provision:
Federal	60	35	369
State and local	12	88	(1)

	72	123	368

Provision for income taxes	$150	$201	$947

A reconciliation of the income tax provision computed at the statutory tax rate to the Partnership’s effective tax rate is as follows:

	(dollars in millions)
Years Ended December 31,	2013	2012	2011

Income tax provision at the statutory rate	$9,270	$7,481	$6,264
State and local income taxes, net of U.S. federal benefit	45	47	57
Other	(28)	3	(7)
Partnership income not subject to federal or state income taxes	(9,137)	(7,330)	(5,367)

Provision for income tax	$150	$201	$947

Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. Significant components of the Partnership’s deferred taxes are shown in the following table:

	(dollars in millions)
At December 31,	2013	2012

Deferred tax assets:
Net operating loss carryforward	$165	$122
Valuation allowance	(89)	(55)
Other	207	134

Total deferred tax assets	283	201

Deferred tax liabilities:
Intangible assets	9,457	9,355
Plant, property and equipment	1,407	1,445
Other	354	264

Total deferred tax liabilities	11,218	11,064

Net deferred tax asset-current(a)	66	76

Net deferred tax liability-non-current	$11,001	$10,939

(a)	Included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

At December 31, 2013, the Partnership had state net operating loss carryforwards of $3.6 billion. These net operating loss carryforwards expire at various dates principally from December 31, 2018 through December 31, 2033.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

	(dollars in millions)
	2013	2012	2011

Balance as of January 1	$306	$267	$393
Additions based on tax positions related to the current year	16	13	10
Additions for tax positions of prior years	9	72	53
Reductions for tax positions of prior years	(48)	(49)	(187)
Reductions due to lapse of applicable statute of limitations	(73)	—	(2)
Settlements	—	3	—

Balance as of December 31	$210	$306	$267

Included in the total unrecognized tax benefits balance is $0.1 billion, $0.2 billion and $0.2 billion as of December 31, 2013, 2012 and 2011, respectively, that, if recognized, would favorably affect the effective tax rate. The remaining unrecognized tax benefits relate to temporary items that would not affect the effective tax rate.

The after-tax accrual for the payment of interest and penalties in the balance sheet relating to the unrecognized tax benefits reflected above was not significant for the years ended December 31, 2013, 2012 and 2011.

The net after-tax benefits (expenses) related to interest in the provision for income taxes were not significant for the years ended December 31, 2013, 2012 and 2011.

The Partnership or its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and local jurisdictions. The Partnership is generally no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2003. The Internal Revenue Service (IRS) is currently examining some of the Partnership’s subsidiaries. As a result of the anticipated resolution of various income tax matters within the next twelve months, the Partnership believes that it is reasonably possible that the unrecognized tax benefits may be adjusted. An estimate of the amount of the change attributable to any such settlement cannot be made until issues are further developed or examinations close.

8. Leases

As Lessee

The Partnership has entered into operating leases for facilities and equipment used in its operations. Lease contracts contain renewal options that include rent expense adjustments based on the Consumer Price Index as well as annual and end-of-lease term adjustments. Rent expense is recorded on a straight-line basis over the noncancelable lease term which is generally determined to be the initial lease term. Total rent expense under operating leases amounted to $2.0 billion in 2013, $1.8 billion in 2012 and $1.7 billion in 2011.

The aggregate future minimum rental commitments under noncancelable operating leases, excluding renewal options that are not reasonably assured for the periods shown at December 31, 2013, are as follows:

(dollars in millions) Years	Operating Leases
2014	$1,689
2015	1,518
2016	1,290
2017	1,043
2018	822
Thereafter	2,974

Total minimum rental commitments	$9,336

9. Supplementary Financial Information

Supplementary Balance Sheet Information

	At December 31,
(dollars in millions)	2013	2012
Receivables, Net:
Accounts receivable	$6,228	$5,848
Other receivables	1,067	864
Unbilled revenue	308	295

	7,603	7,007

Less: allowance for doubtful accounts	(399)	(350)

Receivables, net	$7,204	$6,657

		(dollars in millions)
At December 31,	Lives (years)	2013	2012

Plant, Property and Equipment, Net:
Land	—	$244	$244
Buildings	20-45	11,742	10,855
Wireless plant and equipment	3-15	60,550	54,867
Furniture, fixtures and equipment	3-10	3,700	3,603
Leasehold improvements	5	4,728	4,310
Construction-in-progress(b)	—	2,283	2,572

		83,247	76,451
Less: accumulated depreciation(c)		(47,315)	(41,905)

Plant, property and equipment, net(a)		$35,932	$34,546

(a)	Interest costs of $0.1 billion and network engineering costs of $0.5 billion and $0.4 billion were capitalized during the years ended December 31, 2013 and 2012, respectively.

(b)	Construction-in-progress includes $0.9 billion and $1.2 billion of accrued but unpaid capital expenditures as of December 31, 2013 and 2012, respectively.

(c)	Depreciation of plant, property and equipment was $7.7 billion, $7.5 billion and $7.4 billion, for the years ended December 31, 2013, 2012 and 2011, respectively.

	(dollars in millions)
At December 31,	2013	2012

Accounts Payable and Accrued Liabilities:
Accounts payable, accrued interest and accrued expenses	$4,176	$4,538
Accrued payroll and related employee benefits	1,347	1,385
Taxes payable	651	687
Accrued commissions	838	924

Accounts payable and accrued liabilities	$7,012	$7,534

Supplementary Statements of Income Information

	(dollars in millions)
For the Years Ended December 31,	2013	2012	2011
Advertising and Promotional Cost:	$1,856	$1,826	$1,925

Employee Benefit Plans:
Matching contribution expense	$251	$247	$231
Profit sharing expense	152	60	82

Interest Expense, Net:
Interest expense	$(720)	$(776)	$(954)
Capitalized interest	655	334	344

Interest expense, net	$(65)	$(442)	$(610)

Supplementary Cash Flows Information

	(dollars in millions)
For the Years Ended December 31,	2013	2012	2011
Net cash paid for income taxes	$179	$245	$505
Interest paid, net of amounts capitalized	130	464	610

10. Noncontrolling Interests

Noncontrolling interests in equity of subsidiaries were as follows:

	(dollars in millions)
At December 31,	2013	2012
Verizon Wireless of the East LP	$1,179	$1,179
Cellular partnerships - various	1,100	865

Noncontrolling interests	$2,279	$2,044

Verizon Wireless of the East LP

Verizon Wireless of the East LP is a limited partnership formed in 2002 and is controlled and managed by the Partnership. Verizon held the noncontrolling interest of Verizon Wireless of the East LP at December 31, 2013 and 2012. As per the agreement between the Partnership and Verizon, Verizon has not been allocated any of the profits of Verizon Wireless of the East LP.

11. Other Transactions with Affiliates

In addition to transactions with Affiliates in Note 5, other significant transactions with Affiliates are summarized as follows:

	(dollars in millions)
For the Years Ended December 31,	2013	2012	2011
Revenue related to transactions with affiliated companies	$102	$83	$87
Cost of service(a)	1,378	1,365	1,396
Selling, general and administrative expenses(b)	917	584	312

(a)	Affiliate cost of service primarily represents charges for long distance, direct telecommunication and roaming services provided by affiliates.

(b)	Affiliate selling, general and administrative expenses include charges from affiliates for services provided, including insurance, leases, office telecommunications, and billing and lockbox services, as well as services billed from Verizon Corporate Services, Verizon Sourcing LLC, Verizon Corporate Resources Group and Verizon Data Solutions for functions performed under service level agreements.

Other Transactions with Affiliates

Accounts payable and accrued liabilities as of December 31, 2013 and 2012 include $68 million and $92 million, respectively, due to affiliates primarily comprised of costs associated with services provided in the normal course of business and roaming services.

Distributions to Partners

In May 2013, the Board of Representatives of the Partnership declared a distribution to its owners, which was paid in the second quarter of 2013 in proportion to their partnership interests on the payment date, in the aggregate amount of $7.0 billion. As a result, Vodafone received a cash payment of $3.15 billion and the remainder of the distribution was received by Verizon.

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

As required under the Partnership Agreement, the Partnership paid aggregate tax distributions of $10.0 billion, $7.2 billion and $3.1 billion to its Partners during the years ended December 31, 2013, 2012 and 2011, respectively. In addition to quarterly tax distributions to its Partners, its Partners have directed the Partnership to make supplemental tax distributions to them, subject to the Partnership’s board of representatives’ right to reconsider these distributions based on significant changes in overall business and financial conditions. During the year ended December 31, 2013, the Partnership made supplemental tax distributions in the aggregate amount of $0.9 billion, which is included in the total distribution paid above.

During February 2014, the Partnership paid aggregate tax distributions of $1.8 billion to its Partners.

12. Accumulated Other Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting Partners’ capital that, under U.S. GAAP, are excluded from net income.

Accumulated Other Comprehensive Income

The changes in the balances of Accumulated other comprehensive income by component are as follows:

(dollars in millions)	Unrealized loss on cash flow hedges	Defined benefit pension and postretirement plans	Total
Balance at January 1, 2013	$80	$4	84
Other comprehensive income	13	—	13
Amounts reclassified to net income	(45)	—	(45)

Net other comprehensive loss	(32)	—	(32)

Balance at December 31, 2013	$48	$4	52

The amounts presented above in net other comprehensive loss are net of taxes and noncontrolling interests, which are not significant. For the year ended December 31, 2013, all other amounts reclassified to net income in the table above are included in Other income, net on the Partnership’s consolidated statements of income.

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

Verizon has entered into reimbursement agreements with third-party lenders that permit these lenders to issue letters of credit to third parties on behalf of the Partnership and the Partnership’s subsidiaries.

The Partnership has several commitments primarily to purchase handsets and peripherals, equipment, software, programming and network services, and marketing activities, which will be used or sold in the ordinary course of business, from a variety of suppliers totaling $15.6 billion. Of this total amount, $13.6 billion is attributable to 2014, $1.0 billion is attributable to 2015 through 2016, $0.5 billion is attributable to 2017 through 2018 and $0.5 billion is attributable to years thereafter. These amounts do not represent the Partnership’s entire anticipated purchases in the future, but represent only those items that are the subject of contractual obligations. The Partnership’s commitments are generally determined based on the noncancelable quantities or termination amounts. Purchases against the Partnership’s commitments for 2013 totaled approximately $9.8 billion. The Partnership also purchases products and services as needed with no firm commitment.

20F Disclosure – Description of American Depositary Shares (Item 12D)

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

C-1

Fees Payable By The Depositary To The Issuer

As set out above, pursuant to the deposit agreement, the depositary may charge up to $0.02 per ADR in respect of dividends paid by us. We have agreed with the depositary that any dividend fee collected by it is paid to us, net of any dividend collection fee charged by it. For the year ended 31 March 2014, we agreed with the depositary that it will charge $0.01 per ADR in respect of any interim dividend and $0.02 per ADR in respect of any final dividend paid during that year.

As at 31 March 2014, we have received approximately $31.4 million arising out of fees charged in respect of dividends paid during the year. We also have an agreement with the depositary that it will absorb any of its out-of-pocket maintenance costs for servicing the holders of the ADRs up to $1,000,000 per calendar year. However, any of the depositary’s out-of-pocket maintenance costs which exceed the $1,000,000 annual aggregate limits will be reimbursed by us.

C-2

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VODAFONE GROUP PUBLIC LIMITED COMPANY (Registrant)

/s/ R E S Martin

Rosemary E S Martin Group General Counsel and Company Secretary

Date: 10 June 2014

Index of Exhibits to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014

1.1	Articles of Association, as adopted on June 30, 1999 and including all amendments made on July 25, 2001, July 26, 2005, July 25, 2006, July 24, 2007, July 29, 2008, July 28, 2009, July 27, 2010 and January 28, 2014, of the Company.

2.1	Indenture, dated as of February 10, 2000, between the Company and Citibank, N.A., as Trustee, including forms of debt securities (incorporated by reference to Exhibit 4(a) of Post Effective Amendment No. 1 to the Company’s Registration Statement on Form F-3, dated November 24, 2000).

2.2	Agreement of Resignation, Appointment and Acceptance dated as of July 24, 2007, among the Company, Citibank N.A. and The Bank of New York Mellon (incorporated by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2008).

2.3	Eleventh Supplemental Trust Deed dated July 11, 2013, between the Company and the Law Debenture Trust Corporation p.l.c. further modifying the provisions of the Trust Deed dated July 16, 1999 relating to a €30,000,000,000 Euro Medium Term Note Programme.

4.1	Agreement for US$4,015,000,000 five year Revolving Credit Facility dated March 9, 2011, among the Company and various lenders, subsequently amended when the Company exercised an option to extend the agreement by one year (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011).

4.2	Lender Accession Agreement with Bank of China Limited, London Branch, effective as of March 17, 2011 (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011).

4.3	Agreement for €4,000,000,000 five year Revolving Credit Facility dated July 1, 2010 among the Company and various lenders (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011).

4.4	Lender Accession Agreement with Bank of China Limited, London Branch, effective as of March 17, 2011 (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011).

4.5	Notice of cancellation dated March 27, 2014 in respect of the €4,230,000,000 five year Revolving Credit Facility dated July 1, 2010.

4.6	Agreement for €3,860,000,000 five year Revolving Credit Facility dated March 28, 2014 among the Company and various lenders.

4.7	Vodafone Group 1999 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001).

4.8	Vodafone Group 2005 Global Incentive Plan (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006).

4.9	Service Agreement of Andrew Halford (incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006).

4.10	Letter of Appointment of Dr. John Buchanan (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2003).

4.11	Letter of Appointment of Anne Lauvergeon (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006).

4.12	Letter of Appointment of Luc Vandevelde (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2004).

4.13	Letter of Appointment of Anthony Watson (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006).

4.14	Letter of Appointment of Philip Yea (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report for the financial year ended March 31, 2006).

4.15	Service Agreement of Vittorio Colao (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2009).

4.16	Letter of Appointment of Alan Jebson (incorporated by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2007).

4.17	Letter of Appointment of Nick Land (incorporated by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2007).

4.18	Letter of Appointment of Samuel Jonah (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2009).

4.19	Service Agreement of Michel Combes (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2009).

4.20	Service Agreement of Stephen Pusey (incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2009).

4.21	Letter of Indemnification for Andrew Halford (incorporated by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010).

4.22	Letter of Indemnification for Michel Combes (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010).

4.23	Letter of Indemnification for Steve Pusey (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010).

4.24	Letter of Indemnification for Dr. John Buchanan (incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010).

4.25	Letter of Indemnification for Philip Yea (incorporated by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010).

4.26	Letter of Indemnification for Luc Vandevelde (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010).

4.27	Letter of Appointment of Renee James (incorporated by reference to Exhibit 4.35 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011).

4.28	Letter of Appointment of Gerard Kleisterlee (incorporated by reference to Exhibit 4.36 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011).

4.29	Letter of Appointment of Omid Kordestani (incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2013).

4.30	Letter of Appointment of Valerie Gooding.

4.31	Service Agreement of Nicholas Read.

4.32	Letter of Appointment of Sir Crispin Davis

4.33	Letter of Appointment of Dame Clara Furse

4.34	Stock Purchase Agreement dated September 2, 2013, by and among Verizon Communications Inc., Vodafone Group Plc and Vodafone 4 Limited.

4.35	First Amendment to Stock Purchase Agreement dated December 5, 2013 by and among Vodafone Group Plc, Vodafone 4 Limited and Verizon Communications Inc, amending the terms of the Stock Purchase Agreement dated September 2, 2013.

7.	Unaudited Computation of Ratio of Earnings to Fixed Charges for the financial years ended March 31, 2014, 2013, 2012, 2011 and 2010.

8.	The list of the Company’s subsidiaries is incorporated by reference to Note 32 to the Consolidated Financial Statements included in the Annual Report on Form 20-F for the financial year ended March 31, 2014.

12.	Rule 13a – 14(a) Certifications.

13.	Rule 13a – 14(b) Certifications. These certifications are furnished only and are not filed as part of the Annual Report on Form 20-F for the financial year ended March 31, 2014.

15.1	Consent letter of Deloitte LLP, London.

15.2	Consent letter of Deloitte & Touche LLP, New York.