Form 20-F
period 2015-03-31
VODAFONE GROUP PUBLIC LTD CO
filed 2015-06-08
CIK 839923

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2015

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

Ordinary Shares of 20 20/21 US cents each	26,512,038,085
7% Cumulative Fixed Rate Shares of £1 each	50,000

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

Unifying Vodafone Group Plc Communications Annual Report on Form 20-F 2015 Vodafone Power to you

Contents

Welcome to our

2015 report

The Overview, Strategy Review and Performance sections constitute the Strategic Report and these are based on an assessment of our performance using the key strategic areas as set out on page 14. Our financial disclosure is based on the Group’s operating companies.

Overview		Strategy Review			Performance

An introduction to the report covering who		A summary of the changing landscape			Commentary on the Group’s
we are, the Chairman’s reflections on the		we operate in, and how that has shaped our			operating performance.
year, notable events, and a snapshot of		strategy and financial position. Plus a review			38	Chief Financial Officer’s review
where and how we do business.		of performance against our goals and our			40	Operating results
01	Performance highlights	approach to running a sustainable business.			46	Financial position and resources
02	Chairman’s statement	14	Chief Executive’s strategic review
04	About us	18	Key performance indicators
06	Project Spring	22	Our strategy
08	Our business model		22	Consumer Europe
12	Market overview		24	Unified Communications
			26	Consumer Emerging Markets
			27	Enterprise
		28	Our people
		30	Sustainable business
		32	Principal risk factors and uncertainties

Governance		Financials			Additional Information

We explain how we are organised, what		The statutory financial statements			Find out about our shares, information
the Board has focused on and how		of both the Group and the Company			on our history and development,
it has performed, our diversity practices,		and associated audit reports.			regulatory matters impacting our
how we communicate with our		93	Contents		business, an assessment of potential risks
shareholders and how our		94	Directors’ statement of responsibility		to the Company, and other statutory
Directors are rewarded.		96	Risk mitigation		financial information.
50	Chairman’s introduction	98	Report of independent registered public accounting firm		186	Shareholder information
51	Our governance framework				194	History and development
52	Board of Directors	105	Consolidated financial statements and financial commentary		195	Regulation
54	Executive Committee				202	Non-GAAP information
56	Board activities	180	This page is intentionally left blank		206	Form 20-F cross reference guide
58	Board evaluation, induction and training				209	Forward-looking statements
60	Board diversity				211	Definition of terms
62	Shareholder engagement				213	Selected financial data
63	Board committees				Exhibit 2.3	Exhibit 4.30	Exhibit 12	Exhibit 15.2
72	Compliance with the 2012 UK Corporate Governance Code				Exhibit 4.9	Exhibit 7	Exhibit 13	Exhibit 15.3
					Exhibit 4.29	Exhibit 8	Exhibit 15.1	Exhibit 15.4
74	Our US listing requirements
75	Directors’ remuneration
92	Directors’ report

Unless otherwise stated references to “year” or “2015” mean the financial year ended 31 March 2015, to “2014” or “previous year” mean the financial year ended 31 March 2014, and to the “fourth quarter” or “Q4” are to the quarter ended 31 March 2015. For other references please refer to page 48.

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

Website references are for information only and are not incorporated by reference into our Annual Report on Form 20-F. This report is dated 19 May 2015.

This constitutes the annual report on Form 20-F of Vodafone Group Plc (the ‘Company’) in accordance with the requirements of the US Securities and Exchange Commission (the ‘SEC’) for the year ended 31 March 2015 and is dated 8 June 2015. This document contains certain information set out within the Company’s annual report in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and with those parts of the UK Companies Act 2006 applicable to companies reporting under IFRS, dated 19 May 2015, as updated or supplemented if necessary. The content of the Group’s website (www.vodafone.com) should not be considered to form part of this annual report on Form 20-F.

Performance highlights progress supported by Vodafone Italy for a full year and the acquisition of Ono. On an organic basis, capital expenditure and we have increased more than offset by a decline in Europe. February 2014), our acquisitions of Ono, Adjusted EBITDA increased by £0.8 billion mainly through Our operating profit, which is our profit for the reflecting ongoing revenue declines in Europe and the last year, which included an impairment loss of the impact of recent acquisitions and disposals, movements in foreign exchange partially offset by operating efficiencies. Page 38 Capital expenditure Dividends per share More on our strategy: 01 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information A year of continued increased investment Financial highlights This year saw strong growth in most of our emerging markets offset by a continued decline in Europe, though many European markets are showing signs of stabilisation. Our significant investment programme,Revenue Project Spring, has led to a sharp rise in our Revenue increased by 10.1% over the year, mostly due to the inclusion of our dividend per share.revenue declined by 0.8%* as strong growth in our emerging markets was Our results this year include a full year of Vodafone Italy (consolidated from£11.9bn £2.0bn Hellas Online and Cobra Automotive and Adjusted EBITDA Operating profit a full year of Kabel Deutschland.the inclusion of Vodafone Italy and the acquisition of Ono.year before interest and tax, was £2.0 billion. Organic movements in this report excludeOn an organic basis adjusted EBITDA declined by 6.9%*,This compares with an operating loss of £3.9 billion growth in operating expenses as a result of Project Spring,£6.6 billion. rates and certain other items. See page 212 for more information. More on financial performance:£9.2bn 11.22p Capital expenditure increased significantly duringWe have announced a final dividend per share the year as we progressed with our Project Spring of 7.62 pence, giving total dividends per share of investment programme and from the inclusion11.22 pence – a 2.0% increase year-on-year. of Italy and Ono. Strategic highlights We have made significant progress this year, expanding our 4G coverage and customer base in Europe, increasing take-up of 3G in emerging markets and further developing our fixed business.4G customers We now have over 20 million 4G customers across 18 markets, helping data traffic Page 14–27grow by 80% across the Group. 446m12m Mobile customers Fixed broadband customers We have grown our mobile customer base byWe have grown our fixed broadband base by 15 million over the year, with significant growth2.8 million over the year, through organic growth in our emerging markets.and the acquisitions of Ono and Hellas Online. 19m72% 3G customers in IndiaEuropean 4G population coverage We have grown our 3G customer base from 7 million We now have 72% 4G coverage compared with 46% to 19 million in India, supported by the expansiona year ago and will reach over 90% by next year. of our 3G coverage.

Chairman’s statement A year of significant investment We have achieved a lot in the last year. We have made strong progress on our strategy, while making a significant contribution to the economies in which we operate and providing substantial returns to our shareholders. 30 years of mobile, but the future is unified communications This year we celebrated 30 years since the first mobile phone call was made in the UK. Today, Vodafone is an industry leader with 446 million customers, mobile operations in 26 countries and fixed broadband operations in 17 countries. Vodafone is bringing the benefits of the mobile and digital revolution to consumers and businesses across the world, from offering 4G services in 18 countries to providing services such as machine-to-machine (‘M2M’) technology and M-Pesa, the mobile payment service that provides financial freedom to millions of people. Today, I see two areas in which Vodafone can truly claim to be a leader: in our emerging markets operations, and in our services to the enterprise segment. In markets such as India and South Africa, and increasingly in Egypt and Turkey, we are building clear differentiation in network quality, the power of our brand, and the depth and breadth of our distribution. In enterprise, our international footprint and our investment in growth areas such as M2M and Cloud and Hosting services are making us a preferred partner to many major multinational businesses. However, in our core European mobile business, we have been under pressure for several years. Competition, regulation and the macroeconomic environment have all played a part, but in addition we have lacked clear differentiation in mobile, while also losing ground in some markets with the rapid adoption of unified communications. And this is where the future lies – in the provision of high quality voice, data, business and entertainment services across multiple technologies and screens, in the home, in the office and on the move. 02 Vodafone Group Plc Annual Report on Form 20-F 2015

Over the last two years, our move into unified communications has taken significant steps forward, both through acquisition and organic investment. 25% of European service revenue now comes from fixed line services, and we have 12 million fixed broadband customers across the Group.On 4G we have more than doubled our footprint in Europe in the last 18 months, to 72% population coverage. In India, we now provide 3G services in over 90% of our target urban areas. Data traffic across the Group grew 80% during the year. These investments benefit businesses as much as consumers. Building on the Cable & Wireless Worldwide acquisition, which brought us global fibre infrastructure and points of presence in 62 countries, we are taking new services into new geographical areas to deepen customer relationships and grow revenue. Aligning management pay to value creation and customer perception Our remuneration policies continue to focus on rewarding long term value creation. The annual bonus this year was slightly higher than last year, reflecting improved performance against targets; but the failure to meet the three year threshold on free cash flow resulted in a zero pay-out on the long- term incentive plan. We have also made a number of changes to management incentives in recent years The Board continues to consider the ordinary dividend to be the core element of shareholder returns, and believes in a consistent dividend policy. This year we raised the dividend per share by 2.0%, and we intend to raise it annually hereafter. A major economic contributor We have always invested at a high level to ensure we are a leader in the quality of service we deliver to customers. With Project Spring we are reinforcing that position, not only in Europe but across many emerging markets too. However, macroeconomic decline in Europe, combined with the consequences of past regulatory policies, has brought about a sharp reduction in return on capital over recent years. This has been exacerbated by market structures which remain fragmented both between and within member states. This year, we published a report highlighting our overall economic impact across the 12 EU countries in which we operate. In 2013/14 Vodafone contributed €23.7 billion to the EU economy (measured in GVA or Gross Value Added). In addition, Vodafone: a provided employment for 170,000 people across its direct workforce and European supplier base, as of 31 March 2014; a paid €2.4 billion to EU governments in direct taxation, spectrum costs and other fees, and an additional €4.4 billion in indirect tax payments in 2013/14; and It will also be important for the Commission to pursue harmonisation of rules on spectrum, data protection, copyright and other areas, as well as to adopt a principles-based approach to the open internet to support future innovation and investment. Our economic impact in emerging markets is no less strongly felt, yet there too we face continued pressures from regulatory and fiscal intervention. In South Africa, for example, the significant mobile termination rate (‘MTR’) cuts of the last year had a material financial impact on our business. While India represents an excellent long term investment opportunity, the present regulatory challenges are hampering economic development. Spectrum auction structures combined with the piecemeal release of new spectrum, leaves less capital available for investment in bringing high quality services to more of the country, and this is exacerbated by other ongoing regulatory challenges. Changes to the Board In January, Stephen Pusey informed the Board of his intention to step down as Group CTO. His many achievements over eight years include the international expansion of Vodafone’s 3G services, the launch of 4G in 18 countries and the development of global IT, procurement and cyber security functions. More recently, he has led the Project Spring investment programme, and has also played a leading role in developing the Group’s convergence to limit total pay, such as the reduction of the maximum achievable pay-out on the long- term scheme and the payments made in lieu of pension contributions. This year we have made a significant change to the criteria for the annual bonus (‘GSTIP’) scheme. The substantial investments in networks need to be supported by a clear step up in the customer experience and satisfaction, and the Board wants this to be reflected in short term incentives. 40% of the total GSTIP assessment will now be based on Customer Appreciation measures. a since 2000, has paid EU governments a total of €20.8 billion for access to spectrum to roll out 3G and 4G networks across Europe. The new European Commission has identified as a priority the need to reboot Europe’s digital strategy. We encourage the Commission to prioritise measures intended to ensure fair and sustainable competition based on a level playing field for all companies. strategy. Stephen’s successor, Johan Wibergh, was previously Executive Vice President and Head of the Networks segment at Ericsson. During the year there were a number of changes to the non-executive team and these are set out in my Governance statement on page 50. /s/ Gerard Kleisterlee Gerard Kleisterlee Chairman

About us We have come a long way 30 years ago, the first mobile phone call on our UK network was made. Since then we’ve grown from a UK mobile company to a multinational telecommunications leader. How have we become one of the world’s largest telecommunications companies, creating one of the world’s most powerful brands in the process? By a relentless focus on providing high-quality services that allow our customers to get the most out of an increasingly connected world. The first mobile call The UK’s first-ever mobile phone call was made 30 years ago on the newly-launched Vodafone network. Michael Harrison, the son of former Vodafone Chairman Sir Ernest Harrison, was the first to test the system, calling his father at midnight on 1 January, 1985. 04 Vodafone Group Plc Annual Report on Form 20-F 2015

How we are changing In recent years we have successfully evolved our business to address new growth opportunities. We now do much more than mobile. We are unifying communications. 05 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information How we are changing Over the last few years we have seen a rapid transition in the telecoms industry, towards new areas of growth – data, emerging markets, unified communications and total communications services for enterprise customers. As a result we now do much more than provide mobile to 446 million customers. With 12 million fixed broadband users, 9 million TV customers, 22 million M2M connections, and 20 million M-Pesa mobile money users – we are unifying communications. and mobile services infrastructure Enterprise a single source for all including Vodafone One Net, Impact: percentage of service revenue from enterprise 25%27% 20122015 Drivers of change Actions a Mobility becoming strategica Invest in total a Companies wanting communications solutions communication services Cloud and Hosting, and M2M Consumer Emerging Markets Drivers of change Actions a Rapid population anda Increase 3G/4G network economic growthcapability a Growing demand for a Improve distribution data and lack of fixed a Expand M-Pesa a Higher demand for mobile money services Impact: percentage of customers from emerging markets 66%72% 20122015 Unified Communications Drivers of change Actions a Competitors offering fixed a Grow fixed access via and mobile bundles acquisition, investment a Fixed and mobileor wholesale arrangements technology convergence a Launch bundles with fixed Impact: percentage of service revenue from fixed line 8%20% 2012 2015 Consumer Europe Drivers of change Actions a Increasing smartphonea Vodafone Red plans with penetration generous data allowances a High speed 3G and a Provide content 4G technologya Invest in 4G networks Impact: percentage of customers in Europe using mobile data 35% 52% 2012 2015

Project Spring Driving network and service differentiation Project Spring is our two-year, £19 billion investment programme designed to place Vodafone at the forefront of growth in mobile data and the increasing trend towards the convergence of fixed and mobile services. We are now just over one year through the programme and are making great progress. Progress so far In Europe, we have increased 4G coverage to 72% and aim to get this to over 90% by next year. We have further modernised our network to improve voice and data quality, with 83% of our radio sites connected with high capacity backhaul and 81% with Single Radio Access Network (‘RAN’) technology. All this means a significantly improved experience for our customers, including more reliable connections, faster data speeds, greater coverage and fewer dropped calls. We now reach 28 million homes with our owned cable and fibre infrastructure as a result of acquisitions and fibre builds in Italy, Spain and Portugal. In our Africa, Middle East and Asia Pacific (’AMAP’) region, we have increased 3G and 4G coverage (excluding India) to 82% and aim to grow this further next year. In India we now cover 90% of the population in targeted urban areas with 3G and aim to increase this to 95% by next year. More on Project Spring: Pages 22 to 27 Total build since September 20132 March 2014 March 2015 March 2016 target New 2G sites 7,000 33,000 47,000 New 3G sites 13,000 42,000 73,000 New 4G sites 7,000 35,000 77,000 New single RAN installations 20,000 73,000 106,000 New high capacity backhaul sites 17,000 63,000 87,000 88% of data sessions in Europe are now delivered at the speeds required to enjoy a high definition video experience Note: 1 Next-generation network (‘NGN’) technology, which includes fibre-to-the-home, cable and very-high-bit-rate digital subscriber lines from the cabinet or central office. Data shown to the nearest thousand. 06 2 Vodafone Group Plc Annual Report on Form 20-F 2015 European 4G population coverageOver 90% 72%2016 – target 46%2015 20%2014 2013 European households million passed with owned cable/fibre1 ailab 0 2013 2014 2015 30 28 20 19 10 Data av not le Total capital expenditure£ billion 0 2013 2014 2015 10.0 9.2 7.5 6.3 5.0 5.3 2.5

Consumer Europe Unified Communications 4G population coverage, increased from 32% in September 2013 and is expected to increase to over 90% by March 2016 Homes reached in Europe with high-speed internet from our owned infrastructure We have over five million next-generation network (‘NGN’) broadband customers Dropped call rate, improved from 0.9% in September 2013 Page 24 Consumer Emerging Markets Enterprise 3G coverage in India (targeted urban areas), expected to increase to 95% by March 2016 Countries where we offer IP-VPN services Countries where we offer M2M services 3G/4G coverage across AMAP (excluding India), increasing to 84% by March 2016 07 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information More on Enterprise: Page 27 More on Consumer Emerging Markets: Page 22 More on Unified Communications: More on Consumer Europe: Page 22

Our business model What we offer We provide a wide range of services including voice, messaging and data across mobile and fixed networks. Mobile Mobile services We provide a range of mobile services to our customers, enabling them to call, text, access the internet, stream music and watch videos wherever they are – at home, on the move or even abroad with our roaming services. Fixed 40% of our customers now use mobile data Mobile customers Active data users Notes: Our mobile assets We provide these services through our network of over 283,000 base station sites providing near nationwide voice coverage and extensive data coverage across Europe and extensive coverage across our AMAP region. 3 3 Note: 3 Excludes India. Fixed Fixed services We provide a range of fixed services in most of our major markets including voice, broadband and TV services to consumers and a wider range of services to our enterprise customers, including Cloud and Hosting and IP-VPN. We are also one of the world’s largest carrier services business, providing voice and data services to other operators using our network of cable and fibre assets across the world. Our fixed line assets We provide these services through a combination of owned and leased copper, cable and fibre assets. Our focus is on next-generation networks (fibre or cable) and we cover 28 million homes with our own infrastructure and 50 million homes including wholesale arrangements. We have over nine million TV customers across six markets 08 Vodafone Group Plc Annual Report on Form 20-F 2015 High-speed broadband coverage 50 million households passed with cable or fibre across Europe (owned or leased) Fixed broadband customers million 0 2013 2014 2015 15 12.0 10 9.2 6.9 5 Mobile network population coverage 72% 94% 100% 82% 97% Europe Europe EuropeAMAP AMAP 4G 3G 2G 3G/4G 2G Mobile customers (million) and active data users (%) 430.8445.8 0 2013 2014 2015 500 400 407.3 300 200 40% 36% 100 30% The services we provide Group service revenue 20151 Other2 4% 20% £38.5bn Mobile 76% 1 Excludes £3.7 billion of other revenue that mainly relates to the sale of equipment. 2 Other service revenue includes revenue from mobile virtual network operators (‘MVNOs’) and from our partner markets. We have over 283,000 base station sites across our markets Over 1.2 trillion minutes of voice calls carried over our network last year Over 290 billion text messages sent and received by our network last year 982 petabytes of data were sent across our mobile network alone last year, nearly double the amount handled in the previous year More on Strategy: Page 14

Where we operate Our business is split across two geographic regions – Europe, and Africa, Middle East and Asia Pacific (‘AMAP’), which includes our emerging markets. 66% 32% Our markets Partner markets Joint ventures and associates AMAP UK Italy Europe Our markets We provide mobile services in these 24 countries and fixed services in 17 of these. Together they account for 98% of our revenue. Joint ventures and associates We also provide mobile services in Australia and Kenya, taking our total markets to 26. We also part-own the tower company Indus Towers in India. Partner markets These are the 55 markets where we hold no equity interest but have partnership agreements with local mobile operators for them to use our products and services and in some cases our brand. 1 Note: Our main markets mobile market share3 revenue mobile customers fixed market share3 mobile market share3 revenue mobile customers fixed market share3 mobile market share3 revenue 68.5m Notes: 09 3 Vodafone estimates for the quarter ended 31 March 2015. 4 Source: Telecom Regulatory Authority of India, December 2014. Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Germany £8.5bn 33% 30.9m 20% Italy £4.6bn 32% 25.2m 6% Vodacom Group £4.3bn 53% (South Africa) mobile customers UK £6.4bn 24% revenue mobile market share3 18.4m 4% mobile customers fixed market share3 Spain £3.7bn30% revenue mobile market share3 14.2m 11% mobile customers fixed market share3 India £4.3bn 23% revenue mobile market share4 183.8m mobile customers Our reach and scale Group revenue 2015 Europe AMAP Germany Vodacom AMAPIndia £42.2bn Other EuropeOther Spain Other (includes partner markets and common functions) 2% 1 Common functions includes revenue from services provided centrally or offered outside our operating company footprint, including some markets where we have a licensed network operation, for example offering IP-VPN services in Singapore. Europe We are the number one or two mobile operator in most of our countries with market shares ranging from around 20% to over 40%. We are typically smaller in fixed line, with market shares ranging from low single-digit up to 20%. Albania Malta# Czech Republic# Netherlands# Germany# Portugal# Greece# Romania# Hungary Spain# Ireland# UK# Italy# AMAP We are the number one or two mobile operator in most of our countries with market shares ranging from around 20% to over 50%. We have a small but growing s hare in fixed line. Australia (joint venture)New Zealand# Egypt# Qatar# Ghana# Turkey# India Vodacom Group# 2 Kenya (associate) Notes: # Fixed broadband markets. 2 Democratic Republic of Congo (‘DRC’), Lesotho, Mozambique, South Africa and Tanzania.

Our business model (continued) How we make money We invest in superior telecommunications networks so that we can sustain high levels of cash generation, reward shareholders and reinvest in the business – thus creating a virtuous circle of investment, revenue, strong cash conversion and reinvestment. Spectrum, network and IT infrastructure We use our spectrum licences to provide the radio frequencies needed to deliver communications services. We combine our base station sites and our expertise in network management to transmit signals for mobile services. Through our fixed broadband assets (cable, fibre and copper) and wholesale agreements with other operators, we provide broadband, voice and TV services. Our IT estate provides our data centres, customer relationship capability, customer billing services and online resources. We also have strong local market share positions – as we are typically the first or second largest mobile operator in each of our markets with a share of more than 20%. This provides in-market scale efficiencies to support our adjusted EBITDA margin, which in turn provides healthy cash flow. Reinvestment Our cash flow helps us to maintain a high level of investment to give our customers a superior network experience, which over time should enable us to secure a premium positioning in most of our markets. We also continue to participate in spectrum auctions to secure a strong portfolio of spectrum. Over the last three years we have committed £21 billion in capital investment in networks, IT and distribution, a further £4 billion on the renewal and acquisition of spectrum and £13 billion on acquiring new fixed line businesses. Revenue The majority of our revenue comes from selling mobile voice, text and data. Mobile users pay either monthly via fixed term contracts (typically up to two years in length) or prepay by topping up their airtime in advance of usage. Enterprise customers are typically on contracts that last between two to three years. Over 90% of our mobile customers are individual consumers and the rest are enterprise customers. A growing share of mobile revenue arises from monthly fees rather than metered access, which is much more vulnerable to competitive and economic pressures. Fixed customers typically pay via one to two year contracts, and as a result fixed revenue streams are more stable than mobile. Shareholder returns The cash generated from operations allows us to sustain generous shareholder returns while also investing in the future prosperity of the business. In the 2014 calendar year we were the fifth largest dividend payer in the FTSE 100. Over the last three years we have returned almost £13 billion to shareholders, in the form of ordinary dividends, excluding share buy backs and the Verizon Wireless Return of Value. In addition we have increased the dividend per share every year for more than 15 years. Cash flow Our track record of converting revenue into cash flow is strong – with some £11.2 billion generated over the last three years. We achieve this by operating efficient networks where we seek to minimise costs, thus supporting our gross margin. 10 Vodafone Group Plc Annual Report on Form 20-F 2015 Beyond financial value – towards a sustainable business Our core business is founded on a powerful social good: we help millions of customers communicate, share, create, learn and grow, and the rapid expansion of our networks is having a profound impact on the way people manage their daily lives. Everyone we deal with, from our customers, shareholders, partners and suppliers, to our employees, regulators and NGOs, rightly expect everyone at Vodafone to act responsibly and with integrity at all times. The beliefs, aspirations and concerns of this diverse range of stakeholders consequently shape our performance and success, influencing the way we make decisions. We know that financial results alone are not enough: the societies and communities within which we operate want companies to focus on enhancing lives and livelihoods and overlooking that expectation would risk undermining our prospects for long-term value creation. More on Sustainable business: Page 30

How we set ourselves apart We aim to differentiate ourselves from our competitors by offering a leading network, leveraging the benefits of our large scale, global reach and international brand; by our leading position in enterprise; and by training and developing the best people. Network quality We aim to have the best mobile network in each of our markets, combined with competitive fixed networks in our main markets. This means giving our customers broad coverage, a reliable connection, and increasing speeds and data capacity. The transition towards unified communications is changing how we reach customers and our fixed line businesses use door-to-door selling and more telesales than our other services. Our mobile money service M-Pesa, enables users to top up their airtime as well as providing access to financial services. Read more about M-Pesa on pages 26 and 30. Branding and marketing We communicate our services to customers through clear and effective branding and marketing. The strength of our brand is a major driver of purchasing decisions for consumers and enterprise customers alike. For example, in only 30 months, Vodafone Red, our globally branded pricing plan (providing bundles of unlimited voice, text and generous data allowances) has over 20 million customers. Customer service We have over 17,000 employees dedicated to providing customer service, supported by contractors and third parties. All call centres are available 24 hours a day, seven days a week in all our European markets, and this is now being rolled out across our remaining markets outside Europe. In an increasingly digital age we also offer live webchat capability, and self-care, either via a handset, tablet or laptop, to enable customers to self-diagnose and resolve their own queries. Service design The mobile services we provide are carefully designed to meet the needs of targeted customer segments. For example, SIM-only plans which do not include a handset for customers focused on value, shared data plans for families, and bundles including generous data allowances, content, roaming, cloud storage and internet security for those wanting worry-free solutions. We can also design bespoke solutions to meet the needs of our business customers, whatever their size. The majority of our fixed revenue is from home and office broadband solutions, including TV and calls over a landline. The remainder arises from carrying other operators’ international traffic across sub-sea cable systems. Sales We sell our mobile services through a variety of distribution channels. Our shops comprise exclusive branded stores, distribution partners and third party retailers. Our branded stores enable customers to test our products and services before they buy, obtain advice from sales advisors, and top-up their price plans. Online channels, whether accessed through a mobile device or PC, are becoming much more important and we are upgrading our IT estate to meet this growing demand. Branded channels (including online and telesales) account for around 60% of new consumer contract customers and around 90% of contract renewals in Europe. Third party channels account for around 40% of acquisitions. Our large corporate customers are served by a direct sales team; small and medium-sized companies are managed through a network of around 2,000 indirect partners, and sole traders are serviced via our retail stores and telesales capabilities. Notes: 1 P3 communications. 2 2015 Brand Finance Global 500. 11 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Key differentiators: a We are both a multinational and a multicultural company, and our diverse workforce helps us better understand and meet the needs of our customers a We employ people from over 130 countries, with 24 nationalities among our Senior Leadership Team. For more information on our people see page 28 Key differentiators: a Vodafone is the UK’s most valuable brand with an attributed worth of US$27 billion2 Key differentiators: a We have over 16,000 exclusive branded shops across the globe a In India, we supplement our branded stores with 1.8 million small-scale outlets for top-ups, significantly more than our nearest competitor a In our established M-Pesa markets of Kenya and Tanzania we are the market leaders for mobile money services Key differentiators: a We are one of the world’s largest mobile operators with 283,000 base station sites a We have the best or co-best mobile data networks in 16 out of 20 markets1 a We have a leading holding of spectrum in most of our key markets a We own the largest cable companies in Germany and Spain a Project Spring, our £19 billion investment programme, aims to strengthen further our network and service differentiation Key differentiators: a We are typically either number one or number two in mobile enterprise in most of our markets a We have a comprehensive portfolio of total communication services including mobile, fixed, Cloud and Hosting, and M2M business solutions

Market overview The telecommunications industry today The telecommunications industry is a large one, generating around US$1.5 trillion of revenue annually, from seven billion mobile phone customers and one billion fixed line customers. The global mobile market Scale and structure The mobile industry has 7.2 billion users, generating around one trillion US dollars of annual service revenue every year. Around 60% of revenue comes from traditional calls. However, over the last few years the demand for mobile data services, such as watching videos and internet browsing on a smartphone, has accelerated, and today around 40% of revenue is from data, up from around 30% in 2011. The majority of mobile users, around 76%, are in emerging markets, such as India and Africa. This reflects the typical combination of large populations and the lack of fixed line infrastructure, which means that the mobile internet is often the only connection to the internet for people in these regions. It is estimated that in 2014 over half of the world’s mobile internet users came from emerging markets1. In contrast, the reported proportion of the population with a phone – or mobile penetration – tends to be high in mature markets (usually over 100%) – as some people have more than one device. Mobile penetration is usually lower in emerging markets, particularly in rural areas, due mainly to lower incomes and less network coverage. Growth The demand for mobile services continues to grow strongly. In the last three years the number of users increased by 20%. In 2011 global mobile penetration was only 87%, and by 2014 it had risen to 101%. The global fixed market The fixed communications market generates around US$500 billion of revenue annually. Over the last three years, revenue from voice services has declined as the demand for traditional fixed line calls has remained static at around one billion users. In contrast, revenue from fixed broadband or internet usage is growing with an estimated 690 million customers worldwide – an increase of 21% over the last three years. This growth has been spread across all forms of broadband – copper, cable and fibre – and within this, there is a growing preference for the high speed capability provided by cable and fibre. Most of the increase in users has been from emerging markets due to favourable growth drivers – young and expanding populations, faster economic growth, low but rising mobile penetration, and less fixed line infrastructure. The other key area of growth is data, which is being driven by increasing smartphone and tablet penetration, better mobile networks, and an increased choice of internet content and applications (‘apps’). Competition The mobile industry is highly competitive, with many alternative providers. In each country there are typically at least three to four mobile network operators (‘MNOs’) such as Vodafone. Across Europe there are more than 100 MNOs. In addition, there can be numerous mobile virtual network operators (‘MVNOs’) – suppliers that rent capacity from mobile operators to sell on to their customers. There is also competition from other communication providers using internet-based rather than cellular services such as WiFi calling or instant messaging. Regulation The mobile industry is heavily regulated by national and regional authorities. Regulators continue to lower mobile termination rates (‘MTRs’) which are the fees mobile companies charge for calls received from other companies’ networks, and to limit the amount that operators can charge for mobile roaming services. These two areas represent around 11% of service revenue for Vodafone. See page 195 for more on regulation. Revenue trends In an environment of intense competition and significant regulatory pressures, the average global price per minute of a mobile call has fallen by over a third in the last three years to five US cents2. However, with both more mobile phone users, and more usage of mobile services, global mobile revenue remains on a positive trend and expanded by 9% over the same period. 12 Vodafone Group Plc Annual Report on Form 20-F 2015 Mobile phone penetration% by market3 0 World Germany UK India Kenya Mature markets Emerging markets 150 143 138 100 101 75 76 50 Mobile customers by market3 North America: 6% China: 19% Europe: 16% 7.3 Mature India: 13%(2013:Asia: 4% 6. South Emerging America: 10% Asia: 15% 12% Middle East: 5% 20 14: billion 8 billion) Africa: Telecommunications revenue3US$bn 02010 2011 2012 2013 2014 Fixed broadband Fixed voice Mobile 959 983 1,500 864 903 940 1,000 500 340 319 297 277 258 184 196 209 217 225

Where the industry is heading The pace of change in the industry is expected to remain significant – the demand for data is accelerating, there is an ongoing shift towards fixed and mobile bundles, networks are improving, and the market environment is becoming more positive. Growing importance of The demand for bundled services has been a feature of the enterprise market for several years and is becoming more visible in the consumer market. We believe that this demand, combined with technological advances delivering easier connection of multiple data devices, will support strong data growth in the future. Therefore this will need to be managed by access to next-generation fixed networks, principally cable or fibre, to support increased speed and meet capacity requirements. Internet-based providers often offer “free calls and texts” services, so mobile operators increasingly sell unlimited voice and text bundles, and combine this with a fixed fee for data usage. While we expect the level of competition to remain robust, we have seen some encouraging signs of consolidation among European telecoms operators which is supportive of further investment. data, emerging markets and other new revenue areas Traditional revenue sources – mobile voice and texts – have reached maturity in a number of markets. Therefore, to deliver future growth opportunities, we are investing in newer revenue areas such as data. It is estimated that between 2014 and 2018 mobile data revenue will grow by 18%, compared to a 7% decline in voice revenue over the same period. The demand for data will continue to be driven by rising smartphone and tablet penetration and usage, and improvements in mobile network capability. Already 95% of the world’s total traffic on mobile networks is data. The data services most used are video streaming and internet browsing which require high speed networks. Therefore, operators are investing more in 4G in European markets and a combination of 4G and 3G in emerging markets to provide much faster data speeds. Emerging markets have significant potential for customer and revenue growth driven by rising populations, strong economic growth, lower mobile penetration and a lack of alternative fixed line infrastructure. By 2018 it is expected that there will be 1.5 billion new mobile users in emerging markets, taking their share of global users to 79%. Other new revenue streams are being pursued which extend the use of mobile beyond everyday communication. These include money transfers and payments using a handset, and M2M services such as smart metering and the location monitoring of vehicles, through a SIM card embedded in the vehicle. Improving business environment in Europe As Europe represents the majority of our revenue, the environment is important to us. The economic recession in Europe over the last few years has been a key driver of the declining revenue trends in the region for many operators. However, the return to GDP growth in 2014 bodes well for the future. The regulatory environment in Europe remains challenging, as a result of ongoing cuts to regulated revenues such as roaming and MTRs. The European Commission has recently announced a new Digital Single Market package of legislative measures. While this emphasises the need to improve the investment climate, it still needs to translate into specific legislative measures which – if rapidly adopted – would have a positive impact. Continued network innovation The pace of innovation and development in the networks is increasing. For example, 4G, which we only launched in 2010 already accounts for 30% of data traffic on Vodafone’s European networks. Standard 4G provides speeds of up to 150 Mbps, which is more than three times the highest 3G speeds. The next stage of 4G development is 4G+, which bonds together multiple spectrum blocks to provide typical peak speeds of up to 450 Mbps. High-Definition voice is another new mobile technology which provides customers with crystal clear call quality. In the fixed broadband sector operators are investing more in fibre which provides data speeds typically up to 300 Mbps to 1 Gbps, compared with up to 24 Mbps on copper broadband. Continued high level of competition The high level of competitive intensity in the communications industry is expected to continue between established MNOs, MVNOs, fixed operators and internet-based services providers. MVNOs and smaller mobile operators are often attractive to value seekers. However, the high level of investment in 4G and unified communications by larger MNOs, such as Vodafone, enables differentiation through higher network and service quality. Fixed operators often bundle their services with mobile, leading Vodafone to acquire fixed capability to bundle with mobile, through investment in fibre networks, acquisitions and wholesale agreements. Convergence of fixed and mobile into unified communications We expect a continued trend towards unified communications or bundled mobile, fixed and TV services so that customers can use data services wherever they are and on whatever device they want. Notes: 1 ITU Telecommunication Development Bureau. 2 Merrill Lynch. 3 Strategy analytics. 13 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Share of industry mobile users3% 0 2014 2015 2016 2017 2018 Mature markets Emerging markets 100 76 77 78 78 79 80 60 40 20 24 23 22 22 21 Share of industry % mobile service revenue3 0 2014 2015 2016 2017 2018 Data/Text Voice 100 58 56 54 53 52 80 60 40 42 44 46 47 48 20

Chief Executive’s strategic review Making substantial strategic progress It has been a year of continued progress, with increasing signs of stabilisation in a number of European markets and continued good growth in emerging markets. Our strategic investment in Project Spring and unified communications is delivering a clear improvement in our commercial performance. Communications Markets Demand for data is rapidly We want to become the leading 14 Vodafone Group Plc Annual Report on Form 20-F 2015 We expect these trends to shape our industry… More on Where the industry is heading: Page 13 As a result our strategy will focus on… 3 Consumer Europe Unified Consumer Emerging Enterprise accelerating. We are focused More and more businesses and It’s easy to conceive of Vodafone communications provider for on providing the best fixed consumers are seeking unified as a Europe-centric company,businesses across the world, and mobile data experience,communications – converged but an increasing amount large or small. We provide outstanding customer service fixed and mobile services –of our revenue now comes a range of services including and a range of worry-free price and we are adapting to meet from countries outside Europe,mobile, fixed, Cloud and Hosting plans and additional services.these demands.and most of this in fast-growingand M2M that are easy to use, emerging markets whereworry-free and cost-effective. demand for data is taking off. Supported by… Each of which is accelerated by… Project Spring Investing £19 billion in mobile and fixed networks, products, services and our retail platform Customer-focused and cost-efficient business model and operations An excellent network experience 2 4 1 Improving business environment in Europe High level of competition Strong demand from emerging markets Increasing demand for unified communications Growing importance of data and other new revenue areas

Review of the year It has been a year of continued strong growth in most of our emerging markets, and signs of stabilisation in many European ones. A slight easing of aggressive price competition in some countries, combined with a clear inflection point in the growth of data usage, has underpinned our performance. In addition, the increased commercial investments which we began to make in the prior year have translated into an improved performance relative to our competitors in Europe, with revenue trends improving in each of the last three quarters. We have also made excellent progress on the core pillars of our strategy – data, unified communications and enterprise – for both European and emerging markets as I outline below. Across our markets we have witnessed an acceleration in consolidation both within the mobile sector and between fixed and mobile, as operators look to gain scale and position themselves to seize the opportunity to deliver customers an enhanced experience as demand for high speed data takes off. This mirrors our own important strategic moves with the acquisitions of Kabel Deutschland (‘KDG’) and Grupo Corporativo Ono, S.A. (‘Ono’), and our continued fixed infrastructure build in a number of markets. In our core European markets, we are increasingly positioning Vodafone as a top tier, fully integrated provider of high speed fixed and mobile communications to consumers and businesses. 15 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Continues on next page…

Chief Executive’s strategic review (continued) Project Spring First communicated in detail in November 2013, Project Spring is our two-year, £19 billion investment programme designed to place Vodafone at the forefront of the growth in mobile data and the increasing trend towards the convergence of fixed and mobile services. The key elements of the Spring infrastructure build are: These investments have already seen the customer experience improve significantly, with 88% of customers’ data sessions in Europe now at 3 Mbps or better (the level required to watch uninterrupted high-definition video), and dropped call rates in Europe falling by 34%. In emerging markets, the data story is equally positive. In India, for example, we already have 19 million 3G customers (up from 7 million a year ago), smartphone penetration in urban areas is already 44%, and 3G data usage per customer is at similar levels to Europe. For many, their first experience of the internet will be on mobile, given the lack of fixed line infrastructure. Our rapid roll-out of 3G networks this year is generating a rapid payback, with 3G browsing revenues growing at 140% during the year. Data We have witnessed exceptional demand for data this year, whether 4G in Europe or 3G in emerging markets, with data growth totalling 80% for the full year, and accelerating every quarter in Europe. As video and music services proliferate, and data coverage widens and becomes more consistent, customers are increasingly using their smartphones and tablets for entertainment, work and social interaction. We now provide 4G services in 18 countries, with a further four countries launched during the year. Our 4G customer base has quadrupled to 20.2 million. While progress has been rapid, still only 13% of our European customer base is on 4G, providing us with a very substantial opportunity for future growth. With quicker network response times, better in-building penetration and higher peak speeds, 4G is stimulating significant growth in data, with usage typically doubling when customers migrate from 3G to 4G. In addition, our successful commercial approach of bundling content packages with 4G in a number of European markets is boosting data consumption further, and enabling us to introduce larger data bundles to customers. Our ability to translate this strong data demand into revenue growth will be a key driver of our financial performance in the years ahead. Unified communications We are well on the way to becoming a full service, integrated operator in our main markets. Through organic investment and acquisition, we now cover 28 million households (and thousands of businesses) across Europe with our own fibre or cable infrastructure. In addition, we can reach a further 22 million households by accessing the incumbent operators’ networks. In the 2015 financial year, 25% of our service revenue in Europe came from fixed line, compared to just 10% five years ago. We now have 11.3 million broadband customers and 9.1 million TV customers in Europe. During the year we completed the acquisition of Ono, Spain’s number one cable operator covering seven million homes. We made strong progress on the integration of both Ono and KDG in Germany, combining our fixed and mobile networks and beginning to migrate Vodafone broadband customers to our new infrastructure. We are also demonstrating strong commercial momentum. We increased our European broadband customer base by over 850,000 (excluding acquisitions) during the year, with revenue trends improving through the year. In the coming weeks, we will launch our consumer broadband proposition in the UK, with TV to follow later in 2015, and as a result will be offering integrated fixed and mobile services in all of our major European markets. We have made significant progress on all of these elements during the year, and are on track to hit our key March 2016 targets. Highlights of our progress include: 16 Vodafone Group Plc Annual Report on Form 20-F 2015 extending our European 4G footprint to 72% population coverage, up from 32% in September 2013; adding a further 33,000 2G and 42,000 3G sites, to deepen our existing coverage and improve voice reliability; reaching 90% of the population in targeted urban areas with 3G in India; and covering an additional 3.9 million homes across Europe with our own fibre. building 4G to over 90% of the population in our European markets and 3G to up to 95% of the population in targeted areas of India; modernising our mobile network, with high speed backhaul giving us the capacity to provide a consistently good network experience to our customers; making calls more reliable – still the number one priority for most customers; upgrading our retail presence, to offer customers modern shops focused on service as well as sales; increasing our next-generation fixed line infrastructure in Spain, Italy and Portugal; and enhancing our suite of Enterprise products and services, and taking them into new geographical areas.

Enterprise Services to business comprise around 27% of our Group service revenue, and 32% in Europe. Vodafone has a strong position in mobile enterprise, leveraging our trusted brand and network reliability. We are increasingly using this strong platform to win more international business and move more deeply into fixed line, which is a rapidly growing trend within Enterprise as well. Half of all new proposal requests in Vodafone Global Enterprise (‘VGE’) ask for converged solutions, and fixed is now 25% of Enterprise service revenue. At the same time, through Project Spring, we are investing in strategic growth areas such as Cloud and Hosting and M2M, which promise to be significant growth drivers in the future. VGE, which provides services to our biggest international customers, achieved revenue growth of 1.8%*, as multi-national corporations continued their trend of seeking a single provider of services across borders. In M2M, we increased the number of connections to 21.5 million from 16.1 million last year, and acquired Cobra Automotive, a provider of value-added security and telematics services to the automotive industry. M2M revenue grew 24.7%*. Unified communications continues to be a rapidly growing trend within Enterprise. Vodafone One Net, our cloud-based integrated fixed/mobile service, now has 3.9 million users across 11 markets – up 13% year-on-year. Outlook There are strong reasons for optimism over the future of the telecoms industry and Vodafone’s position within it. We are leading the way in increasing investment, which will significantly enhance the quality of service to customers. Ongoing consolidation in the sector will lead to fewer, healthier companies, and competition increasingly based on service differentiation rather than price alone. On the regulatory front, headwinds in Europe are easing, although India continues to introduce new measures that will limit growth in the short term. The coming year will be another very important one for execution, as we complete the Project Spring build programme and continue the integration of KDG and Ono. At the same time, we will take further measures to stabilise average revenue per user (‘ARPU’) as usage continues to grow strongly.Our priority is to ensure that we give customers – whether individuals or businesses, mobile or fixed – the best possible service. This is not just about providing the best coverage and connectivity, but also about making everything about being a Vodafone customer easier, clearer and more reliable. Signing a contract, adding more services, understanding or challenging a bill, seeking help and advice online, over the phone or in one of our shops: we aim to improve every aspect of the customer relationship with Vodafone. By the end of the coming financial year we expect that the clear improvements in network performance delivered by Project Spring, combined with a more consistent customer service experience, will begin to be reflected in stronger customer satisfaction. This in turn should reduce churn and, combined with continued strong growth in data usage, stabilise ARPU. Although cash flow will continue to be depressed in the coming year given the high levels of investment, our intention to continue to grow dividends per share annually demonstrates our confidence in strong future cash flow generation.  /s/ Vittorio Colao Vittorio Colao Chief Executive Dividend per share  pence Growth in dividend per share We increased the dividend per share by 2.0% this year and we intend to grow this annually 2013 2014 2015

Key performance indicators Monitoring our strategic progress We track our performance against strategic, financial and operational key performance indicators (‘KPIs’) which we judge to be the best indicators of how we are doing. Pages 22 and 23 18 Vodafone Group Plc Annual Report on Form 20-F 2015 Emerging markets active data users2 million Data is a huge opportunity in our emerging markets and we are increasing our data coverage across them all. Around half our customers still only experience data on 2G so a key goal for us is to increase the number of customers using 3G and 4G. 2013 2014 2015 Our active data customer base continues to grow significantly with nearly 20 million added in the year, half of which were in India. More and more of our data users are now using 3G, with 19 million 3G customers in India alone. We also currently offer 4G services in South Africa, Kenya, Lesotho and Qatar and expect this to expand in the future. 114.2 94.6 68.2 Achieved 3 Europe fixed 2 broadband customers million As we expand our broadband coverage we are successfully growing our broadband base. 2013 2014 2015 The total number of customers has been boosted by the acquisitions of Kabel Deutschland (added 2.1 million) in the 2014 financial year and Ono (added 1.6 million) and Hellas Online (added 0.5 million) during this year. In addition to this, we added 853,000 customers over the year across Europe and expect to continue to grow our base next year and beyond. 11.3 8.5 6.1 Achieved Europe NGN coverage 2 (owned assets) million homes passed As part of our evolution to a unified communications provider, we are expanding our high-speed broadband coverage through a combination of cable and fibre assets, through both acquisitions and self-building programmes. not 2013 2014 2015 We now cover 28 million homes across Europe with owned infrastructure, equivalent to 19% of our European footprint. We expect this total to increase next year as we continue our building programmes. The total coverage increases to 50 million (35% of households) when including our wholesale access deals. Data available 28 19 Achieved Europe average 1 smartphone data usage1 MB A key goal of our strategy in Europe is to get customers to use more data as this should, with successful monetisation, support revenue growth in the years ahead. 2013 2014 2015 The average smartphone usage has doubled over the last two years, helped by our worry-free Red plans and the uptake of 4G and content packages. We expect this average to continue to increase next year and beyond. More on data usage: 755 473 345 Achieved Europe 4G coverage 1 % Expanding our 4G coverage is a key objective of Project Spring as it provides customers with a better experience and stimulates higher data usage and improved monetisation. 2013 2014 2015 We have now reached 72% coverage across our European markets and expect this to be over 90% by March 2016. 72 46 20 Achieved Europe 4G customers 1 million We previously reported smartphone penetration as a KPI, which is now 52% and above our 50% target for the year. While this metric remains crucial, we are increasingly focused on ensuring as many our customers experience data on 4G. 2013 2014 2015 We increased the number of 4G customers by 12.6 million in the year and we expect this number to grow significantly in the coming year as the majority of new contract connections are now on 4G. 0.5 15.9 3.3 Achieved

Measuring financial performance We use four main metrics to track our financial performance. Financial indicators Our financial performance this year saw strong performances across our emerging markets offset by continued weakness across many of our European businesses, reflected in our service revenue and adjusted EBITDA performance. Despite these pressures, and during a period of significant investment through Project Spring, we met our financial guidance for both adjusted EBITDA and free cash flow and increased our dividend per share. Our results this year include a full year of Vodafone Italy (consolidated from February 2014) and our acquisitions of Ono, Hellas Online and Cobra Automotive. More on Financial performance: Page 38 Page 39 to better align to our strategy and changing Spring. We have also expanded the scope importance of unified communications and disposal of our interest in Verizon Wireless the results of that through our financials. 19 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Changes to KPIs this year We have updated our KPIs this year business model. For our strategic KPIs, we have changed the focus of European mobile towards 4G and increasing data usage to better reflect the investments we are making with Project of our strategic KPIs to address the growing the growth of data in emerging markets. With the financial KPIs, we have moved to an absolute measure of adjusted EBITDA rather than margin and have removed adjusted operating profit, following the in the 2014 financial year. We have also removed mobile market share as a KPI as our focus is on improving our customer experience and we monitor Dividend per share pence The ordinary dividend remains the primary method of shareholder return and we have an outstanding record of growth here. We intended to increase the dividend per share annually. 2013 2014 2015 We increased our dividend per share to 11.22 pence in the year. Our intention remains to grow the dividend per share annually. 11.00 11.22 10.19 Achieved Free cash flow3 £ billion Cash generation is key to delivering strong shareholder returns. Our free cash flow will be depressed during the period of Project Spring as we increase our capital expenditure by around half. Our guidance was for positive free cash flow in the year. 2013 2014 2015 Free cash flow fell by £3.3 billion over the year, with the £2.9 billion increase in capital expenditure not offset by the free cash flow contribution from Vodafone Italy and Ono. On a guidance basis, free cash flow was £1.3 billion, in line with the guidance range. More on free cash flow and financial year guidance: Page 39 5.7 4.4 1.1 Achieved Adjusted EBITDA3 £ billion Growth in adjusted EBITDA supports our overall profitability and free cash flow which helps fund investment and shareholder returns. Our guidance was for adjusted EBITDA of £11.3 billion to £11.9 billion in the year, excluding the results of Ono. 2013 2014 2015 Reported adjusted EBITDA of £11.9 billion increased mainly due to the inclusion of Italy and Ono. On an organic basis, adjusted EBITDA decreased by 6.9%*, reflecting the ongoing competitive pressures in Europe and the increased operating costs as a result of Project Spring. On a guidance basis, adjusted EBITDA was £11.7 billion, in line with the guidance range. More on adjusted EBITDA and financial year guidance: 11.9 11.5 11.1 Achieved Organic service revenue growth3 % Growth in the top line demonstrates our ability to grow our customer base and stabilise or increase ARPU. We aim to return to service revenue growth. 2013 2014 2015 We were unable to grow our organic service revenue this year, mainly as a result of continued pressures in many European markets. We did, however, see continued improvements in the growth trends throughout the year, with positive growth in the final quarter of the year. -0.1 -2.6 -1.6 More work to do

Key performance indicators (continued) performance 20 Vodafone Group Plc Annual Report on Form 20-F 2015 Measuring operational We track our operational performance against three key metrics that cover the experience we offer our customers and the engagement and diversity of our employees. maternity policy in the year. Pages 28 and 29 Notes: 1 Based on Android and iPhone devices. 2 Emerging markets comprise DRC, Egypt, Ghana, India, Lesotho, Mozambique, Qatar, South Africa, Tanzania and Turkey. 3 Financials for 2013 and 2014 are shown on the current statutory basis, including the results of the Group’s joint ventures using the equity accounting basis. Free cash flow excludes restructuring costs in all periods. out of 13 KPIs achieved versus 9 out of 12 in 2014 More on rewards for performance in the Remuneration report: Paying for performance The incentive plans used to reward the performance of our Directors and our senior managers, with some local variances, include measures linked to our key performance indicators. The annual bonus (‘GSTIP’) pay-out for the 2015 financial year was dependent upon our performance across three financial measures (service revenue, adjusted EBITDA, and adjusted free cash flow) and one strategic measure (Competitive Performance assessment), with each having an equal 25% weighting. The Competitive Performance assessment was based on a market-by-market assessment of measures including NPS performance and relative revenue market share. We are making two changes for the year ahead to underline the importance of providing the best possible customer experience. We will rebalance the weightings of the performance measures with 60% being equally split across the financial measures and 40% weighted to the strategic measures. In light of this increase in weighting the Competitive Performance assessment will be replaced by Customer Appreciation KPIs which will continue to include an assessment of NPS and we will add in Brand Consideration along with other customer measures. Pages 75 to 91 Percentage of women in senior management % Diversity increases the range of skills and styles in our business and increased female representation across our senior management (top c.1,600 employees) is one measure of diversity. Our goal is simple, to increase the proportion each year. 2013 2014 2015 We have not made progress on this metric this year, with the proportion falling slightly. To help improve gender diversity further, we launched a new More on Our people: 24 23 22 More work to do Consumer mobile net promoter score out of 21 markets We use net promoter scores (‘NPS’) to measure the extent to which our customers would recommend us to friends and family. We aim to increase or maintain the number of markets where we are ranked number one by NPS. 2013 2014 2015 This year we increased the number of markets where we are ranked number one and our goal is to continue to increase this number every year. We are now ranked first or joint first in mobile in four of our top six markets (Italy, Spain, India and South Africa) while we lag behind in the UK and Germany. 11 9 8 Achieved Employee engagement index The employee engagement score measures employees’ level of engagement – a combination of pride, loyalty and motivation. Our goal here is to retain our top quartile position. 201320142015 Our employee engagement score remains broadly stable and we retained a top quartile position. More on Our people: Pages 28 and 29 78 77 77 Achieved impact in the EU 21 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Measuring our economic Our substantial operations and investments in Europe have a positive impact on the EU economy as a whole, with our digital networks and services enabling businesses to enhance productivity and competitiveness, while helping public institutions enhance efficiency in delivering public services. For every €1 we add to the EU economy directly, we generate just under another €1 indirectly, through the purchase of goods and services from suppliers. Better productivity We provide jobs and the potential for a high skills career path for our 54,000 employees in Europe. Our employees are 40% more productive than the average across the telecommunications sectors in the 12 EU countries in which we operate1. For every full time equivalent Vodafone job we generate an average of 2.2 full time employment opportunities among our European suppliers. For more information see our EU Economic Impact report online at vodafone.com/policy. Note: 1 KPMG analysis based on data from Eurostat.

Our strategy Consumer Europe While voice and messaging remain crucial to our customers, the demand for data continues to grow, both through mobile and through fixed. This growth provides a great opportunity for Vodafone and for our customers as we work towards providing the best data experience to more and more customers. 1 41% of service revenue from consumers in Europe Growing data penetration Voice and messaging remain crucial to all of our customers and we have improved voice quality dramatically, with only around 1 in 170 calls dropped on average compared with 1 in 110 in September 2013. However, the rise of smartphones and other connected devices is leading more and more of our customers to use data on the move. Already over half of our customers use data, with 52% smartphone penetration across our base, and we have a great opportunity to extend this further. To help data reach more and more people we provide low-priced entry level plans with small allowances, and combine these with affordable handsets, such as our Vodafone branded devices. During the year, we sold over 3.4 million Vodafone branded smartphones across Europe. We have 15.9 million 4G customers across Europe, compared to only 3.3 million a year ago. 4G is driving an increase in data usage, both in absolute and per-user terms. On average our 4G customers use twice as much data as our 3G customers and that has helped average smartphone usage increase from 473MB to 755MB during the year. This is supported by the large increase in video streaming, which now accounts for 48% of data traffic. Bundling content with our 4G plans is also helping to increase data usage, as discussed on page 23. Monetising increased usage As customers use more and more data it is important that we monetise this. Higher usage has helped drive higher revenues per customer in some markets, especially in the UK where 4G data usage trends are particularly strong. In some markets, average revenue per user (‘ARPU’) has continued to fall as the benefit of increased data usage has not offset the fall in market prices. 4G driving increased usage The arrival of 4G in Europe has had a significant impact – both on our business and on the experience our customers enjoy. 4G is attractive because it offers much faster speeds and a more reliable experience, enabling customers to watch videos, stream music and enjoy the internet better than ever before. data usage1 22 Note: 1 Based on 3G to 4G cohort analysis Vodafone Group Plc Annual Report on Form 20-F 2015 Roamers registered million on “Daily offer” 0 2013 2014 2015 30 20 20.0 14.2 10 3.0 Video as a % of data traffic % 0 2013 2014 2015 60 48 40 37 37 20 3G vs. 4G average monthly GB 0 Netherlands Spain 2.0 1.9 1.5 1.6 1.0 0.9 0.7 0.5 European smartphone penetration % 30 2013 2014 2015 60 50 52 45 40 38 Context More and more of our customers are using data, increasingly on 4G Average smartphone data usage is accelerating, increasing 60% over the year Customers want simplicity and worry-free bills We are now a major fixed broadband and TV provider Where we are going We are encouraging more customers to switch to data and to use more data We are expanding our 4G network to over 90% population coverage by March 2016 We continue to enable worry-free usage through our Vodafone Red and roaming plans We are stimulating data usage through bundling content We are increasingly providing mobile and fixed services together We are improving the experience we offer customers through modernising our stores and investing in better customer service Project Spring achievements Taking 4G coverage to 72% Reducing dropped calls to 0.6% Increasing average smartphone data usage to 755MB Modernising around 3,250 retail stores

Expanding our worry-free propositions A crucial part of our strategy to encourage greater data usage is to remove the concern many customers have about using data. The main way we have done this is through our Vodafone Red plans. Vodafone Red offers unlimited calls and texts with generous data allowances – letting our customers use their phones without worrying about their bill. We now have 16.4 million Red customers across all our European markets, improving customer satisfaction and reducing the level of customers deciding to leave us. We have extended worry-free usage even further for some customers with integrated European roaming, Secure Net (our mobile security software) and cloud storage offered with many high-value plans. Vodafone Red also helps protect our business against over-the-top voice and messaging services that let customers use their data allowance rather than their voice and messaging allowances. We now have 62% of our mobile service revenue in Europe coming from customers’ committed bundles, up from 58% a year ago. Expanding worry-free roaming We have continued to take the concern out of roaming for our customers with our daily offer, which allows customers to take their home tariff abroad for a small fee. We now have 20 million customers who have registered for this offer compared with 14 million a year ago, accounting for 33% of consumer roamers. We now also offer 4G roaming in all our 4G markets, letting our customers enjoy 4G abroad in up to 54 countries. Customers using our daily offer typically use their phone more and generate higher roaming ARPU than those on standard tariffs. Our unified communications strategy is discussed in detail on the next two pages. Customer experience While our strategy across Europe is focused on providing a great data experience, it is important that we work on our everyday interactions with customers. As part of Project Spring we are upgrading around 8,000 of our stores to enhance the experience we offer customers. We have upgraded around 3,250 so far. We are also upgrading our customer service, with 24/7 telephone support available in all markets and significant increases in the use of our mobile and online based care products. We now have 12.5 million ‘My Vodafone App’ users who can check their balance and usage, and access help and support, wherever they are. A major fixed operator The story is not just about mobile data. As a result of recent acquisitions and our organic strategy, we now have 11.3 million fixed broadband customers and 9.1 million TV customers across Europe. As we become a larger fixed operator, we are increasingly providing customers with both mobile and fixed services. Consumers increasingly want one plan that includes their fixed, mobile and TV packages and we are making progress towards providing this across our markets. 23 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Bundling content encouraging data usage We have also increased average data usage by offering customers content packages as part of their price plans. We include services such as Netflix, Spotify and Napster within selected plans across eight European markets. Customers who sign up to these content packages typically use at least twice as much data as similar customers who do not have bundled content. Mobile customers with bundled price plans in Europe

Our strategy (continued) Unified Communications Our customers increasingly expect to connect to friends, information and entertainment wherever they are, irrespective of the underlying technology. We are growing our next-generation fixed capability to meet their needs. 20% of service revenue from fixed services What is unified communications? More and more customers are consuming bundled fixed and mobile services which often provide better value for money, and increasingly, one single bill and one single point of contact. To meet this evolving demand requires seamless high speed connectivity through the integration of multiple technologies such as 3G, 4G, WiFi, cable and fibre – which we call “unified communications”. During the year our competitors launched new convergent offers in several key European markets and we started to respond with our own offers. Therefore, it is critical for us to continue to develop fixed broadband services alongside our established mobile assets so that we can compete in this growing segment. Our fixed strategy Our goal is to secure access to high speed fixed broadband infrastructure in all our major European markets. We will continue to do this either through building our own fibre, wholesaling (renting) from incumbent fixed operators or acquisitions. We decide which approach to adopt on a market-by-market basis, taking into account the cost of building our own fibre, the economics of the wholesale terms on offer, the speed of market development, and the availability of good quality businesses to acquire. We have made good progress on our strategy. During the year we completed the purchase of two fixed companies – Ono, Spain’s largest cable company, and Hellas Online, a leading provider of fixed telecom services in Greece. We are progressing well on the building of our own fibre networks in Italy, Spain and Portugal, with preparations underway in Ireland. The market opportunity We are well established in mobile, with a market share in Europe of over 20%. In the fixed market, where we are building our presence, our share is currently around 10%, giving us a real opportunity to grow in this space. The bundling of fixed and mobile services has been a feature of the enterprise market for several years and it is becoming increasingly important for consumers too. In a number of key European markets, a large share of households already take combined fixed and mobile bundles – including 50% in Spain and 25% in Portugal – and we see clear signs of this expanding to other countries. 24 Vodafone Group Plc Annual Report on Form 20-F 2015 Fixed broadband and million TV customers 0 2013 2014 2015 Fixed broadband customers TV customers 15 12.1 10 9.1 9.2 8.3 6.9 5 0.2 Fixed service revenue % percentage of total service revenue 0 2013 2014 2015 20 20 15 16 12 10 5 Context Customers increasingly want access to their content – photos, videos, music, internet – wherever they are, and on whatever device they are using – phone, tablet, laptop or TV screen Customers are agnostic about using fixed or mobile networks – the most important requirement is a reliable connection We are seeing a growing demand for both combined fixed and mobile bundles and pay TV and broadband packages The growing demand for data requires a strong backhaul network with high speed fixed fibre or microwave capability linked to the mobile radio network Where we are going We expect fixed revenue to become more important to us over time as we aim to increase our market share We aim to increase the number of fixed broadband users We expect to pass more households with high speed fibre or cable We aim to have the best in class converged services including TV and all services on one single bill Project Spring achievements Increasing our next-generation fixed line infrastructure to 28 million households Increasing fixed broadband customers to 12 million Providing five million customers with high speed fibre or cable broadband 2

In the coming weeks we will launch residential broadband services in the UK, using the infrastructure acquired with Cable & Wireless Worldwide (‘CWW’). Over 2,200 mobile base station sites in the UK have been connected to the CWW network, which significantly increases both the amount and speed of data we can carry. We remain on track to achieve the financial synergy targets we set when we acquired CWW. We have made good progress on the integration of both Ono in Spain and KDG in Germany, combining our fixed and mobile networks and beginning to migrate Vodafone broadband customers to our new infrastructure. For example, in Germany we have created one national backbone and 70% of all traffic has already been migrated onto a single network. Read more about the integration process on page 39. In emerging markets we are also building high speed fibre capability to serve targeted urban areas. In South Africa we have launched fibre to business services and begun to trial fibre to the home. In India we laid around 16,000 kilometres of fibre to business areas during the year taking the total to nearly 150,000 kilometres. Our subsidiary, Vodacom, is awaiting regulatory approval to acquire Neotel, the second largest provider of fixed telecommunications services in South Africa. According to external estimates1 an increasing number of households in Europe take bundles of pay TV and broadband packages. To ensure we can offer the best in class unified communications solutions we also provide TV services. We already have nine million TV customers in six markets through wholesale arrangements, and we aim to expand this to several new markets this year. During the year our fixed broadband base in Europe increased by nearly 2.8 million (including acquisitions) to 11.3 million making us one of the largest providers of fixed broadband services in Europe. The number of customers taking our high speed fibre or cable broadband increased to five million. Our ambition is to expand our broadband coverage further. Our converged solution for business customers, Vodafone One Net, combines fixed and mobile services and a full suite of cloud-based unified communications and collaboration services in one easy to use package. During the year we expanded the service to more markets and the number of users increased by 400,000 to 3.9 million. Our fixed broadband assets and performance The successful execution of our strategy has given us a strong unified communications footprint in Europe. We now pass 28 million households with our own high speed fixed fibre or cable infrastructure. In addition, we can reach a further 22 million households via wholesale agreements with fixed operators. This strategy is supporting good commercial performance. Note: 1 Analysys Mason. 25 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Ono acquisition We spent €7.2 billion (£5.8 billion) during the year acquiring Ono in Spain, a leading provider of telecommunications services including fixed telephony, broadband, pay-TV, and mobile services. Ono has the largest cable network in Spain with 7.4 million homes passed (around 40% of Spanish households). It serves 1.9 million customers and is the market leader in ultrafast broadband, offering superior speeds in excess of 200 Mbps. In April 2015 we launched our fully converged offer, Vodafone One, which utilises the best of Vodafone and Ono to give customers in Spain the next-generation converged service with the fastest 4G mobile network, landline (fixed), internet and TV.

Our strategy (continued) Consumer Emerging Markets Today, fast growing emerging markets in Asia and Africa generate a third of our revenue. We believe that these markets provide a significant future growth opportunity, driven by rising wealth, expanding populations and growing demand for mobile services. Increasing our network quality We are delivering strong growth in emerging markets, reflected in a 7% rise in customers over the year to 321 million, representing 72% of the total. However, mobile penetration is still less than 100%, compared with nearly 140% in Europe, so we expect to see a lot more growth going forward. To support and drive this growth opportunity we have made significant progress on upgrading and further extending our mobile network, with 24,000 2G and 30,000 3G radio sites added in AMAP since Project Spring commenced. As an example of progress, our 3G coverage in targeted urban areas across India is now 90%, and customers are experiencing a 44% gain in download speeds. In addition we have launched 4G networks in four emerging markets and in selected countries we also provide even faster fixed fibre services to urban areas. Driving the data opportunity Data usage in emerging markets is expanding rapidly (doubling in the year) due to the growth in customers, the expanding network and the greater range and affordability of handsets. During the year we made good progress. We increased the number of data users by 21% to 114 million, which is two thirds of the total across the Company; we trebled the number of 3G data users in India to 19 million; Vodacom delivered a 16% increase in active data users to 26 million or 39% of total customers; and smartphone penetration in Turkey rose to 46% from 34% last year. Enhancing customer experience We have a significant distribution footprint in emerging markets with 10,000 branded or franchised stores. We have modernised nearly 1,300 of these stores and are targeting to reach around 2,300 by 2016. In India we have the largest footprint of 1.8 million recharge outlets, significantly more than our nearest competitor. In South Africa we introduced webchat, so customers can resolve their queries online, and enhanced the MyVodacom app for smartphones, which allows customers to view their account balance or top up their account, with new features such as data top-ups. To ensure we provide value for money in our emerging markets we offer targeted price plans based on customers’ usage patterns, and in South Africa we reduced prepaid prices by 18%, leading to a significant uplift in usage. M-Pesa: increasing access to mobile financial services Our mobile money transfer and payment service, M-Pesa, enables people who have access to a mobile phone, but limited or no access to a bank account, to send and receive money, purchase goods, pay bills, and in some markets save money and receive short-term loans. M-Pesa is available in nine countries via a network of 273,000 agents. We now have 19.9 million active M-Pesa customers, an increase of 18% over last year. It represents around 20% of the service revenue and over half of the mobile customer base in established M-Pesa markets such as Kenya and Tanzania. During the year we launched our first international money transfer corridor between Tanzania and Kenya; we also relaunched M-Pesa in South Africa and completed the national roll-out in India. Context aaOur emerging markets are India, South Africa, Turkey, Egypt, Ghana, Kenya, Qatar, Tanzania and several other southern African countries aaThese markets are growing quickly – reflected in a 20% growth in customers to 321 million in just three years aaThe demand for mobile data in emerging markets is growing rapidly – with data volumes doubling this year aaThere is strong demand for mobile money services as many people in these markets have little or no access to banking services Where we are going aaWe are increasing and upgrading our base station sites to improve network coverage and quality aaWe are managing the growing demand for data through the deployment of high speed mobile networks and fibre based services to enterprise customers aaWe are continuing to invest in market leading distribution and value for money offers aaWe are enhancing our leading mobile money service, M-Pesa, by increasing the range of mobile financial services it provides 3 Project Spring achievements aaExtending our AMAP 3G/4G footprint (excluding India) to 82% population coverage (2016 target 84%) aaGrowing 3G coverage in targeted urban areas in India to 90% (2016 target 95%) aaTaking 4G to Kenya, Lesotho and Qatar, with more emerging markets to follow aaIncreasing M-Pesa to 19.9 million users 23% of service revenue from consumers in emerging markets (and a further 6% from enterprise customers) Mobile customers in million emerging markets 275.3 2013 2014 2015 302.4 321.4 0 300 200 100 400 Data users in emerging markets million 68.2 2013 2014 2015 94.6 114.2 0 80 40 120 26 Vodafone Group Plc Annual Report on Form 20-F 2015

Enterprise As businesses increasingly look for more than just mobile services, and make mobility a central part of their strategies, we are becoming a leading total communications provider. Our portfolio includes a range of mobile, fixed, unified communications, Cloud and Hosting and M2M services. 4 of service revenue from Enterprise Context a Businesses of every size are facing the same challenges and opportunities as the boundary between mobile and fixed communications and IT blurs a They and their employees expect to be confidently connected to people, customers, data and applications wherever they are and whenever they want Where we are going a We are building a comprehensive total communications portfolio, rooted in our core strength in mobile a Our strategy is focused around three market segments – small and medium-sized enterprises, large and multinational corporates and carriers a Investment is concentrated on three high-growth markets – unified communications, Cloud and Hosting and M2M Project Spring achievements a Extending our global IP-VPN footprint to 62 countries via 256 points of presence a Launching our Cloud and Hosting services in Germany Moving to Total Communications While the majority of our revenue comes from mobile, we are increasingly moving to total communications – providing many services beyond mobile. Vodafone One Net, our flagship converged fixed and mobile communications offer, is available for both large and multinational companies and for small and medium-sized companies. Vodafone’s IP-VPN network provides private Wide Area Network capability to connect our customers’ sites, assets and people together securely. The Vodafone IP-VPN network is extensive, connecting 62 countries directly. We also offer national fixed networks in many countries around the world. The majority of our Enterprise business is managed in our country operations, with the remainder managed by units that operate across geographies (VGE, M2M and Cloud and Hosting). These account for 26% of all Enterprise service revenue. Vodafone Global Enterprise Vodafone Global Enterprise (‘VGE’) delivers Total Communications services to around 1,700 of the world’s largest multinational companies in over 100 countries. VGE simplifies operations for our customers by providing them with a single account and service team, a single multi-country contract, single pricing structures and a single portfolio of products and services. These are underpinned by our fully integrated fixed and mobile networks, cloud-based hosting platforms, M2M capability and other business services. Fixed as a percentage of % enterprise service revenue M2M M2M is driving the “Internet of Things” by connecting people, places and things to the Internet, turning them into intelligent assets that communicate. Our M2M business serves customers globally, across all sectors, with a focus on the high growth areas of automotive, utilities and consumer electronics. We have expanded the number of connections to 21.5 million from 16.2 million a year ago. In August 2014 we acquired Cobra Automotive to move up the M2M value chain in the automotive industry and create a world leading “Connected Car” services provider. Cloud and Hosting By combining our secure mobile and fixed connectivity strength with our Cloud and Hosting services, we help organisations move their data and applications to the Cloud and transform the way they do business, reducing costs and increasing flexibility. Our Cloud and Hosting business serves more than 1,200 public sector and enterprise customers globally using our 18 data centres in the UK, Ireland, Germany and Africa, complemented by a partner network of data centre facilities. Carrier Services Our Carrier Services division manages the commercial relationships with around 1,000 communication service providers globally and offers a broad portfolio of fixed and mobile connectivity and other services. We are the world’s largest international voice carrier and one of the world’s largest investors in submarine cables that reach more than 100 countries. Split of enterprise service % revenue 2015 VGE/M2M a Securing a US mobile virtual network operator partner a Expanding our M2M footprint to a further four markets 0 30 25 23 20 10 12 Vodafone Group Plc Annual Report on Form 20-F 2015 2013 2014 2015 /Cloud and Hosting 26% Managed in our country operations 74% 27

Our people During the year we employed an average of 101,4431 people and had 105,970 employees as of March 2015, as well as 25,267 contractors. The number of people in our business increased during the year following our acquisitions of Ono in Spain, Cobra Automotive in Italy and Hellas Online in Greece, plus the purchase of over 130 Phones 4u stores in the UK. The following sections highlight our progress in the key areas behind our people strategy. Increasing employee engagement For our strategy to work we need our employees to believe in us. Every year all our employees are invited to participate in a global survey which allows us to measure engagement levels, compare ourselves with other large companies and help us identify ways to improve how we do things. Our employee engagement index measures how committed our employees are, their desire to continue working for us and their willingness to recommend Vodafone as an employer. The index remained stable this year at 77 points, still in the top quartile. Our employee turnover rate, measuring the rate at which employees leave us, increased to 18% reflecting the increased level of acquisitions and integration in the business. We provide information to our employees in a variety of ways, including our intranet sites, email, text and video messages, as well as through individual teams. We also provide online platforms for employees to feedback their comments. Valuing diversity We believe that a diverse workforce helps us achieve our goals by helping us better understand and meet the needs of our customers. We are both a multinational and a multicultural company and employ people from 130 countries, with 24 nationalities in our Senior Leadership Team (our top 224 managers). Gender diversity is a key goal for us. At the end of the year we employed 67,657 men (64%) and 38,313 women (36%). We have seen a slight decrease in the proportion of women in senior management (top c.1,600 managers), now 23% compared with 24% a year ago, while the proportion in our Senior Leadership Team has remained stable at 22%. To help push our progress in gender diversity, we launched a new maternity policy in March 2015 that provides mandatory minimum maternity benefits as standard across all our markets, including 16 weeks’ full pay followed by full pay for a 30-hour week for the first six months after employees return to work. We believe this will help redress the gender balance in our business. We believe in treating all employees equally and offer equal opportunities in all aspects of employment and advancement regardless of race, nationality, gender, age, marital status, sexual orientation, disability, religion or political beliefs. This year’s people survey showed that 88% of employees believe that Vodafone treats people fairly. Improving our customer focus All of our employees are expected to work in the “The Vodafone Way”. This is about ensuring that we work with speed, simplicity and trust so that we can be customer-obsessed at all times. We have run development workshops for all our senior management for the fourth consecutive year and will hold further workshops in the coming year. Training our people We want people to grow their careers at Vodafone and develop the skills and talent needed to grow our business. We do this through formal training, on the job experience and regular coaching from managers. We have global training academies for key areas such as marketing, technology, enterprise sales, retail, finance and supply chain. Nationalities in top senior % leadership roles Women in senior management % The people behind our business Our people are behind every aspect of our strategy so it is important that we attract, develop and retain exceptional people so we can always deliver the best experience for our customers. Average number of employees 91,272 2013 2014 2015 92,812 101,443 0 90,000 60,000 30,000 120,000 Employee engagement index 78 2013 2014 2015 77 77 0 75 50 25 100 Employee turnover rates % 16 2013 2014 2015 15 18 0 15 10 5 20 26 2013 2014 2015 24 24 0 10 20 30 22 2013 2014 2015 24 23 0 10 20 30 Employees by location % Italy 6% Vodacom 7% Germany 14% UK 16% India 18% Other 34% Spain 5% 28 Vodafone Group Plc Annual Report on Form 20-F 2015

During the year we trained around 18,000 people in our Technology Academy, around 13,000 people in our Retail Academy and over 8,000 in our Enterprise Sales Academy. Next year we will introduce a Customer Experience Academy to help transform our customer service. Developing future leaders We conduct regular talent reviews to identify high-potential future leaders and accelerate the progress of high-potential managers through our “Inspire” programme, which offers development and executive coaching and may include an assignment to another Vodafone market or function. Our “Discover” programme for graduates accelerates the careers of high performing graduates, with over 600 people recruited onto this programme during the year. We also have an international assignment programme, “Columbus” which gives recent “Discover” graduates an international assignment. Recognising performance We maintained our approach of rewarding people based on their performance, potential and contribution to our success. We benchmark roles regularly to ensure competitive, fair remuneration in every country in which we operate. We also offer competitive retirement and other benefit provisions which vary depending on conditions and practices in local markets. Global short-term incentive plans are offered to a large percentage of employees and global long-term incentive plans are offered to our senior managers. Our incentive arrangements are subject to company performance measures, comprising both financial and strategic metrics, and individual performance measures. This ensures that variable pay is demonstrably linked to both company and individual performance, and that poor performance is not rewarded. Note: 1 Employee numbers are shown on a full time employee basis. A statutory view is provided on page 157. An ownership mentality is also a cornerstone of our reward programme and senior executives are expected to build up and maintain a significant holding of Vodafone shares. Simplifying and improving our business We continue to move transactional and back office activities to our shared service centres in Egypt, India, Hungary and Romania, with 16,800 employees and contractors in these centres, compared with 13,300 a year ago. These centres allow us to standardise many of our support functions and deliver a more consistent and improved experience to our customers. These centres also support our cost reduction goal as we benefit from lower labour costs. Doing what’s right We have a “Code of Conduct” that sets out our business principles and what we expect from employees to ensure they protect themselves as well as the Company’s reputation and assets. We communicate these through our “Doing What’s Right” campaign which covers topics including health and safety, anti-bribery, privacy, security and competition law to ensure that people know what’s expected of them and managers know what is expected of their teams. Around 7,500 employees integrated in Germany and Spain this year Creating a safe place to work We know from experience that failing to follow basic health and safety standards can lead to our employees, the people we work with and the people exposed to our activities being seriously injured or killed. We believe that accidents and injuries are preventable and we do our utmost to prevent them by promoting a culture where safety is an integral part of every business decision across the Group. Our “Absolute Rules” help employees follow best practice for safety and we focus on our top five risks: road safety, working with electricity, working at height, working with underground cables and working with contractors (where we have less control over safety). The safety culture in Vodafone continues to improve with the results of our latest people survey showing that 91% of employees believe that our “Absolute Rules” are taken seriously compared with 89% last year. Despite these measures, we greatly regret to report that ten people died while undertaking work on behalf of Vodafone last year. Vehicle-related incidents involving subcontractors in emerging markets remain our main cause of fatalities and we continue to implement safe driving programmes in all of our markets. Integrating our acquisitions As we develop our business towards unified communications we need to combine with the companies we acquire and ensure that all of our employees have the new skills that we increasingly need, such as cable engineering and door-to-door selling. During the year we integrated around 5,000 Kabel Deutschland employees in Germany and around 2,500 Ono employees in Spain as well as employees from our acquisitions of Cobra Automotive in Italy, Hellas Online in Greece and our purchase of over 130 stores from Phones 4u in the UK. When we acquire a company we look to include all new employees within Vodafone as soon as possible. Just two months after the acquisition of Ono, all their employees had the same tools as Vodafone employees and within six months we had moved all of Ono’s headquarter employees into Vodafone’s main offices in Spain so we all sit under one roof. Within eight months we had combined the management structure so we are now truly one organisation. 29 Annual Report on Form 20-F 2015

Sustainable business Sustainable business Our significant global footprint combined with the power of our communications technology can help transform people’s lives. This enables us to align our business growth with our goal to be a sustainable business. Communications technology is acknowledged to be transformative in improving people’s lives and livelihoods, as well as driving economic growth and development. Estimates show that a 10% increase in mobile penetration in emerging markets leads to a 4.2% rise in long-term productivity1. Vodafone contributes to the socio-economic development of our customers by using technology to tackle some of the most pressing challenges faced by society today, with significant contributions in the areas of education and skills development, access to financial services and resource efficiency. How we achieve our goals is critical to the long-term success of the business. Our approach is driven by a commitment to operate in an ethical and responsible manner in all we do. This report highlights our progress in four critical areas. Saving energy and reducing our carbon footprint Though we continue to extend the reach of our network to more customers, who are using ever-increasing amounts of data, our own carbon footprint has remained relatively stable, despite significant acquisitions. The efficiency of our operations has greatly improved, with emissions per base station at 9.9 tonnes of carbon dioxide equivalent (‘CO2e’), 33% lower than in 2007. Our total carbon emissions in 2015 were 2.8 million tonnes of CO2e, an increase on 2014 due to newly acquired operations and the expansion of our network. We remain committed to reduce our energy consumption as far as possible, through energy efficiency measures and renewable investments. As a market leader in M2M solutions, we have a great opportunity to help our enterprise customers to cut their carbon emissions, while delivering them significant cost savings. Real-time tracking of vehicles, for example, helps fleet managers revise routes, saving fuel and emissions. By March 2015, we had approximately nine million active M2M connections with carbon reducing potential in the smart metering, fleet management and automotive sectors. We estimate that we delivered savings of 3.5 million tonnes of CO2e for our customers from our M2M products and services, call conferencing and cloud and hosting solutions, in 2015 – almost a million tonnes higher than our total emissions. We are now working towards a new goal for our carbon footprint: within three years we aim to enable our customers to reduce their carbon emissions by twice the amount of carbon we generate through our own activities. Financial inclusion M-Pesa continues to evolve beyond a traditional money transfer service. It now enables people to save and borrow money, receive salaries and benefits, send and receive money from overseas, and pay for goods and services, regardless of whether they have a bank account. Launched two years ago in Kenya, Lipa Na M-Pesa enables customers to make cash-free payments for goods and services on a day-to-day basis, whether they are paying a supplier, or shopping in a retail environment, with over £80 million worth of transactions enacted just in March 2015. Our M-Pesa international money transfer service continues to expand and it is now possible for people to send and receive money between Kenya and Tanzania. Providing senders of cross-border money transfers with more choice gives our customers a cheaper, more convenient way to send and receive money. Vodafone Foundation: mobilising the community, mobilising social change We believe that our communications technologies can help to address some of the world’s most pressing humanitarian challenges and thus improve people’s lives. To achieve this, the Vodafone Foundation invests in projects in the communities within the countries in which Vodafone operates, and is the centre of a network of global and local social investment programmes. The total amount donated to the Vodafone Foundations in 2015 was £48.2 million. Since its inception, Vodafone has donated over £520 million to the charitable programmes led by our Foundations. Notes: 1 Deloitte and the GSMA. 2 Calculated using local market actual or estimated data sourced from invoices, purchasing requisitions, direct data measurement and estimations. Carbon emissions calculated in line with DEFRA guidance. For full methodology see our Sustainability Report 2015. KDG and Ono data included for 2015 only. Carbon emissions2 millions of tonnes CO2e Tonnes of carbon emissions per base station 9.5 14.7 2007 2013 2014 2015 9.7 9.9 0 5 10 15 2.36 2013 2014 2015 2.55 2.80 0 2 1 3 Scope 1 (direct greenhouse gas (‘GHG’) emissions) Scope 2 (indirect GHG emissions) 30 Vodafone Group Plc Annual Report on Form 20-F 2015

M-Pesa is at the heart of many of our transformational solutions in other areas, particularly in agriculture and health. A new collaboration with the National Rural Health Mission and Rural Employment Guarantee uses M-Pesa to disburse government benefits in the states of Bihar and Jharkhand in India. In Tanzania, our collaboration with the Commercial Bank of Africa, enables M-Pesa customers to access interest-bearing savings accounts and small loans. We are also rolling out a mobile solution to enable Anglo American, an international mining company, to engage directly with local communities on a monthly basis, in order to gain real-time feedback on the impact of their operations. During 2014, Vodafone chaired the Telecommunications Industry Dialogue on Freedom and Privacy of Expression, which continues to work in collaboration with the Global Network Initiative (‘GNI’) to address the issues of privacy and freedom of expression as they relate to the telecommunications sector. Wherever we operate, we work to ensure that we do not infringe human rights through our operations or business relationships. We continue to work with our suppliers and others in our industry to raise ethical, labour and environmental standards in our supply chain. We now enable some of our suppliers’ workers to give direct, anonymous feedback on their working conditions, using their mobile phones, in collaboration with Good World Solutions. Responses to the surveys are aggregated anonymously and provided directly to Vodafone and the supplier to identify areas for improvement. Privacy and human rights The amount of data and personal information transmitted over our networks continues to increase. Our commitment to protecting that information and respecting our customers’ right to privacy and freedom of expression remains critical in retaining their trust. We are one of the first communications operators in the world to provide a country-by-country analysis of demands received for access to our customers’ data by law enforcement authorities, through the publication of our Law Enforcement Disclosure report. This report explains our principles and approach, as well as the policies and processes we follow when responding to demands from government agencies and authorities. It also sets out the framework within which we believe governments should act. For more information see vodafone.com/sustainability. Enhancing our enterprise customers’ sustainability efforts Our enterprise customers expect us to support their commitment to operate in a sustainable way. In the 2015 financial year, over £1.5 billion worth of commercial bids and contracts included a sustainability performance assessment. We are piloting and scaling mobile solutions through the agriculture value chain with three of our largest enterprise customers. Together, we are exploring how mobile money and data, and M-Pesa specifically, can help to mobilise distribution channels and create jobs, as well as how it can improve the efficiency and affordability of water distribution in rural India. Our Instant Network Schools programme to digital educational content and the internet via benefitted over 26,000 children been established in Kenya, DRC and South Sudan, 31 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Instant Classroom launched During 2015 the Vodafone Foundation launched Instant Classroom, a digital “school in a box” that can be set up in a matter of minutes, helping to give children and young people in some of the world’s largest and most poorly resourced refugee camps the opportunity to continue their education. The Instant Classroom is shipped in a case which is equipped with a laptop, 25 tablets pre-loaded with educational software, a projector, a speaker and a hotspot modem with 3G connectivity. The Instant Classroom was developed to support the continued roll-out of the Vodafone Foundation’s Instant Network Schools programme in partnership with the United Nations High Commissioner for Refugees. These ‘schools’ are solar powered centres which provide access tablets. So far, 16 Instant Network Schools have in Kenya, DRC and South Sudan have benefiting over 26,000 children and 500 teachers. Over the next two years the Instant Network Schools programme will be extended to support additional schools in refugee camps in Kenya, DRC and Tanzania with the aim of reaching 60,000 students. JustTextGiving JustTextGiving by Vodafone is the headline programme of the Vodafone Foundation in the UK. It enables individuals and charities to collect donations via text and is available to all mobile customers on any UK network. Donors simply use a unique code to send donations via text and 100% of the amount donated goes to the UK registered charity. JustTextGiving is now being used by around 207,900 fundraisers and 21,600 charities and has helped raise more than £27 million since its inception in May 2011.

Principal risk factors and uncertainties Identifying our risks We have a clear framework for identifying and managing risk, both at an operational and strategic level. Our risk identification process has been designed to be responsive to the ever-changing environments in which we operate.Our risk management approach Vodafone recognises that effective risk management is critical to enable us to meet our strategic objectives. The Board has overall responsibility for the Group’s risk management and internal controls system. The Audit and Risk Committee, under delegation from the Board, monitors the nature and extent of risk exposure against risk appetite for our principal risks. Details of the activities of the Audit and Risk Committee are set out on pages 63 to 68 of this report. At an operational level, risks are reviewed and managed by the Executive Committee and through its delegated sub-committee, the Risk and Compliance Committee. Details of the activities of the Risk and Compliance Committee are set out on page 71 of this report. Identifying our principal risks Vodafone identifies its principal risks through annual ‘bottom up’ and ‘top down’ exercises. The bottom up exercise is conducted by each majority-owned subsidiary company in 25 markets, together with three major central companies responsible for shared service centres, roaming and enterprise services. Each of these 28 entities identifies their top ten risks together with their tolerance for these risks. The top down exercise includes interviews with around 30 senior executives. The output from the aggregated results of the top down and bottom up exercises produces a list of principal risks that are reviewed and agreed by the Executive Committee, prior to review by the Audit and Risk Committee. Each principal risk is assigned to a senior executive who is responsible for managing the risk and reporting on progress to the Executive Committee. Our principal risks Vodafone’s principal risks are relatively similar to those reported last year, although with some movement on the relative ranking of these risks and two new risks added: (i) major Enterprise contracts and (ii) superior customer experience. The risks are each classified as financial, operational, compliance, strategic or reputational. Vodafone’s decentralised operations and global scale reduces the impact of many of its operational risks. Board/Audit& RiskCommittee a Overall responsibility for Group’s risk management and internal controls system a Monitors nature and extent of risk exposure against risk appetite for principal risks Top down Group level Risk & Compliance Committee (sub-committee of the Executive Committee) a Decides on principal risks a Determines risk appetite a Decides risk response for risks that exceed tolerance a Monitors risk management a Sets cultural tone Risk and Compliance Director a Responsible for global risk management framework a Monitors Group level risks, controls and actions a Supports the Executive Committee in monitoring risk exposure versus appetite a Manages global risk community a Aligns risks to assurance Group risk owners a Identify relevant controls a Manage global remediation programmes a Report on progress to Risk and Compliance Director Internal audit Supports Group/ local audit committees in reviewing the effectiveness LocalChiefExecutives a Set local objectives and risk appetite in line with Group guidance of the risk Bottom &ExecutiveCommittee a Overall responsibility for culture, local risk management and controls management up Entity Operational level framework level 32 a Local risk owners – key functional owner for a principal local or global risk, responsible for local programme to measure, manage, monitor and report on the risk a Local risk coordinators – main point of contact in each market on risk, help to coordinate all activities including enterprise risk management exercise and reporting to the local Chief Executive on overall risk management a Local audit committees – track remedial actions for principal risks in market

1. Malicious attack on the network/IT infrastructure A successful cyber-attack on our network could result in us not being able to deliver service to our customers, resulting in serious damage to our reputation, consequential customer and revenue loss and the risk of financial penalties. 2. Customer data misuse or leakage Our networks carry and store large volumes of confidential personal and business voice traffic and data. Failure to protect or correctly use this data could result in unintentional loss of, or unauthorised access to, customer data. This could adversely affect our reputation and potentially lead to legal action. 33 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Risk description Operational risk Risk description Operational risk

Principal risk factors and uncertainties (continued) 3. Adverse political pressure We face a range of political pressures that could potentially lead to adverse legislation or regulation for the business. For example, increased financial pressures on governments may lead them to target foreign investors for further licence fees, directly impacting profitability. Furthermore, changes in local or international tax rules, for example prompted by the OECD’s emerging recommendations on Base Erosion and Profit Shifting (a global initiative to improve the fairness and integrity of tax systems), or new challenges by tax or competition authorities, may expose us to significant additional tax liabilities or impact the carrying value of our deferred tax assets, which would affect the results of the business. We face competition from providers who have the ability to sell converged services (combinations of fixed line, broadband, public Wi-Fi, TV and mobile) on their existing infrastructure which we either cannot replicate or cannot provide at a similar price point potentially leading to higher customer churn and/or significant downward pressure on our prices. Our own convergence strategy may be compromised if we are unable to obtain regulated or equivalent access to infrastructure and content, or acquire, rent or build the right assets, or if we are unable to integrate effectively those businesses we do acquire into our existing operations. 34 Vodafone Group Plc Annual Report on Form 20-F 2015 Strategic risk 4. Convergence Risk description Risk description External risk

5. EMF related health risks Concerns have been expressed that electromagnetic signals emitted by mobile telephone handsets and base stations may pose health risks. Authorities including the World Health Organization (‘WHO’) agree there is no evidence that convinces experts that exposure to radio frequency fields from mobile devices and base stations operated within guideline limits has any adverse health effects. A change to this view could result in a range of impacts from a change to national legislation, to a major reduction in mobile phone usage or to major litigation. We have a number of high-value, ongoing contracts with corporate customers, including some government agencies and departments. Successful delivery is dependent on complex technologies deployed across multiple geographies, as well as relative stability in the requirements, strategies or businesses of our customers, Failure to deliver these enterprise services may lead to a reduction in our expected revenue and could impact our credibility to deliver on large, complex deals. 35 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Operational risk 6. Major Enterprise contracts Risk description Risk description Reputational risk

Principal risk factors and uncertainties (continued) 7. Unstable economic conditions Economic conditions in many of the markets we operate in, especially in Europe, remain unstable while many markets continue to stagnate or show nominal levels of growth. These conditions have resulted in lower levels of disposable income and may result in significantly lower revenues as customers give up their mobile phones or move to cheaper tariffs. There is also a possibility of unstable economic conditions impacting on currency exchange rates in countries where the Group has operations, with potential adverse implications for our profitability and the value of our financial and non-financial assets. The development of messaging and voice applications which make use of the internet as a substitute for some of our more traditional services erode our revenue. Reduced demand for our core services of voice and messaging, and the development of services by “over the top” (OTT) competition, could significantly impact on our future profitability. A limited number of suppliers of operating systems, terminals, IT and network infrastructure, could lead to commercial exploitation and subsequent increased costs of maintaining and extending our networks. 36 Vodafone Group Plc Annual Report on Form 20-F 2015 Strategic risk 8. Disadvantaged by existing and emerging technology players Risk description Risk description External risk

Operational risk 9. Superior customer experience Risk description We operate in highly competitive markets and failure to deliver a differentiated and superior experience to our customers in store, online and on the phone, could diminish our brand and reputation, and leave us vulnerable to aggressive pricing from competitors and potentially a weakened relationship with our customers. Operational risk 10. Network/IT infrastructure failure Risk description We are dependent on the continued operation of our networks. Multiple network or IT infrastructure failures (caused by non-malicious means including end of life failure, natural disasters and weather-related failures) may result in voice, video or data transmissions being significantly interrupted. This could result in serious damage to our reputation, a consequential customer and revenue loss and the risk of financial penalties. 37

Chief Financial Officer’s review Our financial performance The increased commercial investments we began to make in the prior year have translated into better performance with revenue trends improving in each of the last three quarters. My priorities When I became CFO last April, I highlighted three clear priorities which I believe will have a significant impact on our future financial performance: the execution of Project Spring according to the financial plan; the integration of acquisitions, most notably KDG and Ono; and a continued focus on cost efficiency. On all three, we are on track to deliver, but there is still much more to do. Our results are reviewed in more detail on pages 40 to 48 of this report, but overall I am satisfied that we have made important progress in stabilising the financial performance of the business. Project Spring execution Our £19 billion, two-year investment programme began in earnest early in 2014. From both a logistical and financial perspective, we believe this is the biggest and most intensive programme ever undertaken by any telecoms operator. Vittorio has covered many aspects of the execution in his review on page 16, demonstrating the clear progress we have made to date. I am satisfied overall with deployment against plan. We are a little ahead on our network rollout in AMAP, particularly India, and we are in line in Europe, with a couple of exceptions. Our 4G build and network modernisation in the UK is slightly behind schedule, hampered by the complexity of site access and planning restrictions. In Italy, our fibre to the cabinet (‘FTTC’) roll-out started late, as a result of negotiations with other operators in the market which were eventually aborted. However, we are now making very rapid progress. Capital spend is on target, with total capex for the year of £9.2 billion – up 46% year-on-year. Cash flow generation was, as expected, depressed by the level of spending. I remain very confident that, once Project Spring is completed, we will return to a more normal level of capital intensity and generate strong and growing cash flows. 38 Vodafone Group Plc Annual Report on Form 20-F 2015

Acquisition integration We commenced integration of KDG in April 2014 and of Ono in August 2014. In total we expect to generate combined annual cost and capex synergies of approximately €540 million in the 2018 financial year, mainly from migrating fixed and mobile customers onto our own infrastructure and combining backhaul and core networks. In terms of standalone business performance, KDG has continued to grow strongly and even showed some acceleration through the year, supported by firm pricing and improved subscriber growth. Ono’s performance has been a little below expectations, with ARPU coming under more pressure than anticipated as a result of aggressive pricing at the premium end of the market. The teams have made solid progress on all aspects of integration. In Germany, we have started to connect Vodafone base station sites to KDG fibre backhaul, and have migrated 77,000 customers to date off our DSL platform (on which we pay high monthly fees) onto KDG’s cable infrastructure. 70% of IP traffic has now been combined, and we have launched our combined fixed/mobile proposition, “All in One”. In Spain, we have so far connected over 500 mobile base station sites to Ono’s fibre to save on backhaul costs. We also signed an agreement with Telefónica, the host of Ono’s MVNO, to accelerate the migration of traffic to our own network. We are launching a truly integrated, single-billed, fixed/mobile proposition this summer. Cost efficiency Progress on costs was good this year, with operating costs in Europe flat in organic terms, despite the cost growth driven by the Project Spring network roll-out. Savings came from further development of our shared services platform, increased centralised procurement, headcount reductions and other efficiencies. Looking ahead, for a relatively lean organisation such as Vodafone, a pure focus on “cost cutting” can be an over-simplistic approach that could compromise the quality of service we provide to customers, which would clearly be self-defeating. Instead, we are looking at cost in two ways which can make a significant long term difference to our overall efficiency. First, we are focusing on productivity improvements – doing the same things better at a lower cost, by developing cross-functional programmes and benchmarking more forensically between different parts of the business. In some cases, this will require us to invest more in the short term – for example, in new, standardised IT systems – to deliver transformational efficiencies longer term. Second, we are embedding a stronger cost-conscious culture at an individual level throughout the business, including personal objectives on efficiency targets for senior management incentives. Both of these elements will be underpinned by more granular and consistent cost and productivity reporting across markets and functions. We have instigated a programme called “Fit for Growth” to encompass both of these objectives, and to develop an organisation with improved competitiveness and agility for the long term. Performance against 2015 financial year guidance Based on guidance foreign exchange rates, our adjusted EBITDA was £11.7 billion, within our guidance range of £11.3 billion to £11.9 billion set in May 2014, and our range of £11.6 billion to £11.9 billion set in November 2014. On the same basis our free cash flow was £1.3 billion, in line with our guidance of positive free cash flow. Looking ahead The key goals for the year ahead are to build on the improving commercial execution evident last year, and to complete the second half of the Project Spring programme as successfully as the first half. We expect adjusted EBITDA to be in the range of £11.5 billion to £12.0 billion1, with further tight control on costs and good progress on the integration of our cable acquisitions. We expect free cash flow to be positive1 even after the second year of elevated Project Spring capex, giving us confidence that we will return to a dividend that is comfortably covered by free cash flow when capex returns to more normal levels in future years. /s/ Nick Read Nick Read Chief Financial Officer Adjusted EBITDA £ billion Free cash flow and £ billion ordinary dividends paid Note: 1 Guidance for the 2016 financial year is based on our current assessment of the global macroeconomic outlook and assumes foreign exchange rates of £1:€1.37, £1:INR 95.2, £1:ZAR 18.1. It excludes the impact of licences and spectrum purchases, material one-off tax-related payments, restructuring costs and any fundamental structural changes to the eurozone. It also assumes 0 no material change to the current structure of the Group. 11.1 2013 2014 2015 4.4 2013 2014 2015 Free cash flow Dividend

Operating results Group1 Our financial performance This section presents our operating performance, providing commentary on how the revenue and the adjusted EBITDA performance of the Group and its operating segments within the Europe and AMAP regions, together with Common Functions, have developed over the last year. See pages 175 to 179 for commentary on the 2014 financial year. The results in this section are presented on a statutory basis, in accordance with IFRS accounting principles, as this is assessed as being the most insightful presentation and is how the Group’s operating performance is reviewed by management. Revenue 28,071 13,482 754 (80) 42,227 38,346 10.1 (0.8) 9.4 (1.6) Service revenue 25,972 12,035 569 (79) 38,497 35,190 Other revenue 2,099 1,447 185 (1) 3,730 3,156 Adjusted EBITDA 7,924 4,097 (106) – 11,915 11,084 7.5 (6.9) Adjusted operating profit 1,763 1,813 (69) – 3,507 4,310 (18.6) (24.1) Adjustments for: Impairment loss Restructuring costs Amortisation of acquired customer bases and brand intangible assets Other income and expense – (6,600) (157) (355) (1,269) (551) (114) (717) Operating profit/(loss) Non-operating income and expense Net financing costs Income tax credit 1,967 (3,913) (19) (149) (853) (1,208) 4,765 16,582 Profit for the financial year from continuing operations Profit for the financial year from discontinued operations 5,860 11,312 57 48,108 Profit for the financial year 5,917 59,420 Notes: 1 2015 results reflect average foreign exchange rates of £1:€1.28, £1:INR 98.51 and £1:ZAR 17.82. 2 Common Functions primarily represent the results of the partner markets and the net result of unallocated central Group costs. Revenue Group revenue increased by 10.1% to £42.2 billion and service revenue increased 9.4% to £38.5 billion. Reported growth rates reflect the acquisitions of KDG in October 2013 and of Ono in July 2014, as well as the consolidation of Italy after we increased our ownership to 100% in February 2014. In Europe, organic service revenue declined by 4.7%* as growing demand for 4G and data services continues to be offset by challenging competitive and macroeconomic pressures and the impact of MTR cuts. In AMAP, organic service revenue increased by 5.8%* driven by continued growth in India, Turkey, Ghana, Qatar and Egypt, partially offset by declines in Vodacom and New Zealand. Adjusted EBITDA Group adjusted EBITDA rose 7.5% to £11.9 billion, with organic adjusted EBITDA down 6.9%*, mainly affected by revenue declines in Europe. The Group adjusted EBITDA margin fell 0.7 percentage points to 28.2%, or 1.8* percentage points on an organic basis. This reflects ongoing revenue declines in Europe and the growth in operating expenses as a result of Project Spring, partially offset by operating efficiencies. H2 adjusted EBITDA fell 3.6%*, with the improved trend supported by the better revenue performance and continued good cost control. Operating profit Adjusted operating profit excludes certain income and expenses that we have identified separately to allow their effect on the results of the Group to be assessed (see page 202). The items that are included in operating profit but are excluded from adjusted operating profit are discussed below. No impairment losses were recognised in the current financial year (2014: £6,600 million). Further detail is provided in note 4 to the Group’s consolidated financial statements. Restructuring costs of £157 million (2014: £355 million) have been incurred to improve future business performance and reduce costs. 40

Taxation Amortisation of intangible assets in relation to customer bases and brands are recognised under accounting rules after we acquire businesses and amounted to £1,269 million (2014: £551 million). Amortisation charges increased in the year as a result of the acquisitions of KDG, Vodafone Italy and Ono. Other income and expense decreased by £0.6 billion due to the inclusion in the prior year of £0.7 billion loss arising from our acquisition of a controlling interest in Vodafone Italy. Including the above items, operating profit increased to £2.0 billion from a £3.9 billion loss primarily as a result of the £6.6 billion impairment charge in the year ended 31 March 2014. 2015 £m 2014 £m The recognition of the additional deferred tax assets for the year ended 31 March 2015 includes an additional £3,341 million deferred tax asset in respect of the Group’s historical tax losses in Luxembourg recognised as a consequence of the financing arrangements for the acquisition of Ono and an additional asset in the year of £2,127 million arising from the revaluation of investments based upon the local GAAP financial statements. The recognition of the additional deferred tax assets for the year ended 31 March 2014 includes the recognition of additional deferred tax assets in respect of the Group’s historical tax losses in Germany of £1,916 million and Luxembourg of £17,402 million. Net financing costs 2015 £m 2014 £m Net financing costs includes £526 million of foreign exchange gains (2014: £21 million gain), £134 million of mark-to-market losses (2014: £118 million gain) and in the prior year, a £99 million loss on US bond redemption. Excluding these items, net financing costs decreased by 7.4% primarily due to the impact of lower average net debt levels following the disposal of the Group’s investment in Verizon Wireless and the acquisition of Ono. 2015 £m 2014 £m The statutory effective tax rate for the year ended 31 March 2015 was (440.4)% compared to (33.4)% in the prior period. The difference is primarily due to the absence of the gain on our disposal of Verizon Wireless which did not result in any tax consequences and the effect of the recognition of deferred tax assets in Luxembourg. 41 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Total tax (credit)/expense (4,822) (14,873) Profit before tax Continuing operations 1,095 (5,270) Discontinued operations – 49,817 Total profit before tax 1,095 44,547 Effective tax rate -440.4% -33.4% Investment income 883 346 Financing costs (1,736) (1,554) Net financing costs (853) (1,208) Income tax expense: Continuing operations before recognition of deferred tax 703 2,736 Discontinued operations (57) 1,709 Total income tax expense 646 4,445 Recognition of additional deferred tax – continuing operations (5,468) (19,318) Total tax (credit)/expense (4,822) (14,873)

Operating results (continued) Discontinued operations On 2 September 2013 the Group announced it had reached an agreement with Verizon Communications Inc. to dispose of its US group whose principal asset was its 45% interest in VZW. The Group ceased recognising its share of results in VZW on 2 September 2013, and classified its investment as a held for sale asset and the results as a discontinued operation. The transaction completed on 21 February 2014. Earnings per share Adjusted earnings per share from continuing operations, which excludes the results and related tax charge of the Group’s former investment in Verizon Wireless in the prior year and the recognition of deferred tax assets in both years, was 5.55 pence, a decrease of 27.8% year-on-year, reflecting the Group’s lower adjusted operating profit. Basic earnings per share decreased to 21.75 pence (2014: 223.84 pence) due to the prior year impact of the disposal of the Group’s investment in Verizon Wireless and the recognition of a higher deferred tax asset in the prior year compared to the current year, as described above, both of which have been excluded from adjusted earnings per share. 2015 £m 2014 £m Million Million 42 Vodafone Group Plc Annual Report on Form 20-F 2015 Weighted average number of shares outstanding – basic 26,489 26,472 Weighted average number of shares outstanding – diluted 26,629 26,682 Profit attributable to owners of the parent 5,761 59,254 Adjustments: Impairment loss – 6,600 Amortisation of acquired customer base and brand intangible assets 1,269 551 Restructuring costs 157 355 Other income and expense 114 717 Non-operating income and expense 19 149 Investment income and financing costs (see net financing costs on page 41) (437) 78 1,122 8,450 Taxation (5,334) (17,511) Discontinued operations (57) (48,108) Non-controlling interests (21) (50) Adjusted profit attributable to owners of the parent 1,471 2,035

Europe % change Germany £m Italy £m UK £m Spain Other Europe Eliminations £m Europe £m 2014 £m £m £m £ Organic Germany Service revenue decreased 3.2%* excluding KDG. Q4 service revenue was down 3.1%*. Mobile service revenue fell 3.5%*, mainly as a result of price reductions in the prior year continuing to penetrate the consumer customer base. The contract customer base grew, supported by a stronger commercial performance as we look to increase our focus on direct, branded channels, falling churn and the ongoing substantial investment in network infrastructure. We increased our 4G coverage to 77% of the population and significantly improved voice coverage and reliability, as evidenced in independent tests. At the end of the period we had 5.0 million 4G customers. Fixed service revenue excluding KDG fell 2.1%*, reflecting ongoing declines in our Vodafone DSL customer base, in part from migrations to KDG cable infrastructure. The rate of decline eased during the year (H1 -2.9%*; H2 -1.2%*), with an improving rate of gross customer additions and increasing demand for high speed broadband (‘VDSL’), as well as stronger growth in carrier services. KDG maintained its strong rate of growth, contributing £1,492 million to service revenue and £676 million to adjusted EBITDA, and adding 0.4 million broadband customers (excluding migrations from Vodafone DSL) during the year. The integration of KDG has continued, including the launch of a combined fixed/mobile proposition in H2. Adjusted EBITDA declined 10.9%*, with a 3.1* percentage point decline in adjusted EBITDA margin, driven by lower service revenue and a higher level of customer investment year-on-year, partially compensated by a year-on-year reduction in operating expenses. Revenue increased 15.9%. M&A activity, including KDG, Ono and the consolidation of Vodafone Italy, contributed a 26.6 percentage point positive impact, while foreign exchange movements contributed a 6.5 percentage point negative impact. On an organic basis, service revenue declined 4.7%*, driven primarily by price competition and the impact of MTR cuts. Adjusted EBITDA increased 16.2%, including a 35.5 percentage point positive impact from M&A activity and a 7.0 percentage point negative impact from foreign exchange movements. On an organic basis adjusted EBITDA declined 12.3%*, reflecting the weak organic revenue trend. Organic change % Other activity1 pps Foreign exchange pps Reported change % Revenue – Europe (4.2) 26.6 (6.5) 15.9 Service revenue Germany Italy UK Spain Other Europe (3.2) (9.7) (1.2) (10.5) (2.1) 11.9 921.0 1.4 22.5 0.8 (7.5) (126.1) – (7.6) (7.3) 1.2 785.2 0.2 4.4 (8.6) E=urope (4.7)26.1 (6.4)15.0 Adjusted EBITDA Germany Italy UK Spain Other Europe Europe (10.9) (15.2) (12.5) (29.5) (2.8) (12.3) 17.2 883.2 8.4 36.3 0.5 35.5 (7.3) (123.5) – (7.3) (7.0) (7.0) (1.0) 744.5 (4.1) (0.5) (9.3) 16.2 Italy Service revenue declined 9.7%*. Trends in both mobile and fixed line improved in H2, and Q4 service revenue declined 3.7%*. Mobile service revenue fell 12.1%* as a result of a decline in the prepaid customer base and lower ARPU following last year’s price cuts. We took a number of measures to stabilise ARPU during the year, and in Q4, consumer prepaid ARPU was up 6% year-on-year. We also began to take a more active stance on stabilising the customer base in the second half of the year, in what remains a very competitive market. Enterprise performed strongly, returning to growth in H2. We now have 4G coverage of 84%, and 2.8 million 4G customers at 31 March 2015. Fixed service revenue was up 4.5%*. Broadband revenue continued to grow and we added 134,000 broadband customers over the year, but overall growth was partially offset by an ongoing decline in fixed voice usage. We accelerated our fibre roll-out plans in H2, and by March 2015 we had installed more than 5,000 cabinets. Adjusted EBITDA declined 15.2%*, with a 2.6* percentage point decline in adjusted EBITDA margin. The decline in service revenue was partially offset by continued strong cost control, with operating expenses down 3.1%* and customer investment down 3.0%*. Europe adjusted operating profit (40.2) 20.4 (4.6) (24.4) Note: 1 “Other activity” includes the impact of M&A activity. Refer to “Organic growth” on page 203 for further detail. 43 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Year ended 31 March 2015 Revenue 8,467 4,641 6,414 3,664 5,007 (122) 28,071 24,222 15.9 (4.2) Service revenue 7,829 4,116 6,109 3,371 4,664 (117) 25,972 22,592 15.0 (4.7) Other revenue 638 525 305 293 343 (5) 2,099 1,630 Adjusted EBITDA 2,670 1,537 1,360 783 1,574 – 7,924 6,821 16.2 (12.3) Adjusted operating profit 541 647 413 531 – 1,763 2,333 (24.4) (40.2) Adjusted EBITDA margin 31.5% 33.1% 21.2% 21.4% 31.4% 28.2% 28.2%

Operating results (continued) UK Service revenue fell 1.2%* as a good performance in consumer mobile was offset by a decline in fixed line. The UK returned to service revenue growth in H2. Q4 service revenue was up 0.6%*. Mobile service revenue grew 0.5%*. Consumer contract service revenue grew strongly, supported by customer growth and a successful commercial strategy bundling content with 4G. Enterprise mobile revenue returned to growth in H2, as a result of growing data demand. During the year we acquired 139 stores from the administrator of Phones 4U, taking our total portfolio to over 500 and accelerating our direct distribution strategy. 4G coverage reached 63% at 31 March 2015 (or 71% based on the OFCOM definition), and we had 3.0 million 4G customers at the year end. Fixed service revenue declined 5.8%*, excluding the one-off benefit of a settlement with another network operator in Q4. Underlying performance improved from -10.4%* in H1 to -1.3%* in H2, driven by a strong pick-up in carrier services revenue and improving enterprise pipeline conversion. We plan to launch our consumer fibre broadband proposition in the coming weeks. Adjusted EBITDA declined 12.5%*, with a 2.5* percentage point decline in adjusted EBITDA margin due mainly to a reclassification of some central costs to the UK business. Reported adjusted EBITDA benefited from one-off settlements with two network operators. Adjusted EBITDA declined 29.5%* year-on-year, with a 5.0* percentage point decline in adjusted EBITDA margin. The margin was impacted by falling mobile service revenue and growth in lower margin fixed line revenue, partially offset by lower direct costs and operating expenses, and the change in the commercial model described above. Other Europe Service revenue declined 2.1%* due to price competition, the generally weak macroeconomic environment and MTR cuts. Again, we saw a recovery in H2, with Q3 service revenue -1.0%* and Q4 service revenue -0.8%*. Hungary grew by 8.6%* for the full year, the Netherlands and Czech Republic returned to growth in H2, and Greece and Ireland showed a clear improvement in trends over the year. In the Netherlands, we have nationwide 4G coverage, and the return to growth has been driven by continued contract customer growth, stabilising ARPU and growth in fixed revenue. In Portugal, we continue to see a decline in mobile service revenue driven by convergence pricing pressure reflecting a prolonged period of intense competition, partially offset by strong fixed revenue growth. We now reach 1.6 million homes with fibre, including our network sharing deal with Portugal Telecom. In Ireland, 4G coverage has reached 87%, and we have begun trials on our FTTH roll-out, with a commercial launch planned for later in 2015. In Greece, the steady recovery in revenue trends through the year stalled in Q4 as a result of the worsening macroeconomic conditions. The integration of Hellas Online is continuing in line with expectations. Adjusted EBITDA declined 2.8%*, with a 0.1* percentage point increase in adjusted EBITDA margin, as the impact of lower service revenue was largely offset by strong cost control. Spain Service revenue declined 10.5%* excluding Ono, as growth in fixed line continued to be offset by price pressure in mobile and converged services. Q4 service revenue growth was -7.8%*. Ono Q4 local currency revenue growth was -1.9% excluding wholesale. Mobile service revenue fell 12.7%*, although there was some improvement in H2 with the contract customer base stabilising year-on-year. However, ARPU continued to be under pressure throughout the year as a result of aggressive convergence offers. During H2, we saw an increase in the take-up of handset financing arrangements as a result of a change in the commercial model. We reduced handset subsidies in Q4 and introduced bigger data allowances at slightly higher price points. Our 4G network roll-out has now reached 75% population coverage, and we had 2.9 million 4G customers at March 2015. We continue to lead the market in net promoter scores (‘NPS’) in both consumer and enterprise. Fixed service revenue rose 8.7%* excluding Ono, supported by consistently strong broadband net additions. Since its acquisition in July 2014, Ono contributed £698 million to service revenue and £267 million to adjusted EBITDA. Including our joint fibre network build with Orange, we now reach 8.5 million premises with fibre. We have made good progress with the integration of Ono, and launched in April 2015 a fully converged service, “Vodafone One”, a new ultra high-speed fixed broadband service with Ono Fibre, home landline, 4G mobile telephony and Vodafone TV. 44 Vodafone Group Plc Annual Report on Form 20-F 2015

Africa, Middle East and Asia Pacific % change India £m Vodacom £m Other AMAP £m Eliminations £m AMAP £m 2014 £m £ Organic Revenue grew 0.1% as a result of a 7.4 percentage point adverse impact from foreign exchange movements, particularly with regards to the Indian rupee, South African rand and the Turkish lira. On an organic basis service revenue was up 5.8%* driven by a growth in the customer base, increased voice usage, strong demand for data and continued good commercial execution. Overall growth was offset by MTR cuts, particularly in South Africa. Excluding MTRs, organic growth was 7.1%. Adjusted EBITDA declined 1.2%, including a 7.1 percentage point adverse impact from foreign exchange movements. On an organic basis, adjusted EBITDA grew 5.8%* driven by growth in India, Turkey, Qatar and gypt, offset by Vodacom and New Zealand. E= In March 2015 we successfully bid for spectrum in 12 telecom circles for a total cost of INR 258.1 billion (£2.78 billion). This included spectrum in all six of our 900MHz circles due for extension in December 2015. We also successfully bid for new 3G spectrum in seven circles, allowing us to address 88% of our revenue base with 3G services. We have continued to expand our M-Pesa mobile money transfer service, and now have 89,000 agents, with a nationwide presence. At March 2015 we had 3.1 million registered customers and 378,000 active users. Our strategy is to focus on building scale on specific migratory corridors. Adjusted EBITDA grew 16.3%*, with a 0.9* percentage point improvement in adjusted EBITDA margin as economies of scale from growing service revenue were partly offset by the increase in operating costs related to the Project Spring network build and higher acquisition costs. Organic Other Foreign Reported change activity1 exchange change % pps pps % Revenue – AMAP 7.0 0.5 (7.4) 0.1 Service revenue India Vodacom Other AMAP AMAP 12.6 (1.0) 5.5 5.8 – – 1.7 0.6 (2.9) (8.8) (9.2) (7.2) 9.7 (9.8) (2.0) (0.8) Vodacom Vodacom Group service revenue declined 1.0%*, as the negative impact of MTR cuts and a more competitive environment in South Africa offset growth in Vodacom’s operations outside South Africa. Q4 service revenue was -0.2%*, reflecting some easing of competition in South Africa. In South Africa, organic service revenue declined -2.7%*. Excluding the impact of MTR cuts, service revenue grew 1.4%*. Strong growth in smartphone penetration and data adoption drove 23.4% growth in local currency data revenue, although this was offset by aggressive voice price competition. We have increased our 3G footprint to 96% population coverage and 4G to 35% coverage as part of the Project Spring programme, with 81% of sites now connected to high capacity backhaul. During the year we began to trial our first fibre to the business services, and fibre to the home. The regulatory authorities continue to review our proposed acquisition of Neotel, a fibre-based fixed line operator. Service revenue growth in Vodacom’s operations outside South Africa was 4.8%*, driven by customer base growth, data take-up and M-Pesa, Active M-Pesa customers totalled 5.6 million, with M-Pesa now representing 23% of service revenue in Tanzania. Vodacom Group adjusted EBITDA fell 2.1%*, with a 1.1* percentage point decline in adjusted EBITDA margin. The significant negative impact of MTR cuts on the adjusted EBITDA margin was substantially offset by good cost control. Adjusted EBITDA India Vodacom Other AMAP AMAP 16.3 (2.1) 6.6 5.8 – – 0.3 0.1 (3.4) (8.9) (7.3) (7.1) 12.9 (11.0) (0.4) (1.2) AMAP adjusted operating profit – –(6.9)(6.9) Note: 1 “Other activity” includes the impact of M&A activity. Refer to “Organic growth” on page 203 for further detail. India Service revenue increased 12.6%*, driven by continued customer base growth, an acceleration in 3G data uptake and stable voice pricing. Q4 service revenue grew 12.1%*. We added 17.2 million mobile customers during the year, taking the total to 183.8 million. Voice yields were relatively flat after a period of improvement, but we saw a decline in average minutes of use in H2 as competition increased in some circles. Customer demand for data services has been very strong. Total data usage grew 86% year-on-year, with the active data customer base increasing 23% to 64 million. Within this, the 3G customer base increased to over 19 million, reflecting the significant investment in our 3G network build. During the year we added 12,585 new 3G sites, taking the total to over 35,000 and our coverage of target urban areas to 90%. 3G internet revenue rose 140%. 45 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Year ended 31 March 2015 Revenue 4,324 4,341 4,828 (11) 13,482 13,473 0.1 7.0 Service revenue 4,306 3,489 4,251 (11) 12,035 12,130 (0.8) 5.8 Other revenue 18 852 577 – 1,447 1,343 Adjusted EBITDA 1,28 11,527 1,289 – 4,097 4,145 (1.2) 5.8 Adjusted operating profit 4571,030 326 – 1,813 1,947 (6.9) – Adjusted EBITDA margin 29.6% 35.2% 26.7% 30.4% 30.8%

Operating results (continued) Financial position and resources Consolidated statement of financial position The consolidated statement of financial position is set out on page 106. Details on the major movements of both our assets and liabilities in the year are set out below: Assets Goodwill and other intangible assets Our total intangible assets decreased to £43.5 billion from £46.7 billion. The increase primarily arose as a result of £2.6 billion additions as a result of the Group’s acquisitions, primarily Ono, and other additions of £2.3 billion, including £0.5 billion of spectrum acquired in India, Italy, Greece, Hungary and New Zealand. This was offset by a reduction of £3.6 billion as a result of unfavourable movements in foreign exchange rates and £4.5 billion of amortisation. Property, plant and equipment Property, plant and equipment increased to £26.6 billion from £22.9 billion, principally as a result of £7.4 billion of additions and £3.4 billion arising from Group acquisitions. This was partially offset by £5.0 billion of depreciation charges and £1.9 billion of adverse foreign exchange movements. Other non-current assets Other non-current assets increased by £5.1 billion to £32.6 billion, mainly due to a £3.2 billion increase in recognised deferred tax assets, primarily in respect of tax losses in Luxembourg (see note 6 for details) and a £1.5 billion increase in the value of derivative financial instruments. Total equity and liabilities Total equity Total equity decreased by £4.0 billion to £67.7 billion mainly due to the total comprehensive expense for the year of £0.8 billion and dividends paid to equity shareholders and non-controlling interests of £3.2 billion. Borrowings Total borrowings increased to £35.1 billion from £29.2 billion, primarily as the result of an increase in the level of commercial paper to £5.1 billion (2014: £1.0 billion). A net debt reconciliation is provided on page 47. Other current liabilities Other current liabilities decreased to £16.3 billion (2014: £17.3 billion). Trade payables at 31 March 2015 were equivalent to 35 days (2014: 40 days) outstanding, calculated by reference to the amount owed to suppliers as a proportion of the amounts invoiced by suppliers during the year. It is our policy to agree terms of transactions, including payment terms, with suppliers and it is our normal practice that payment is made accordingly. 46 Vodafone Group Plc Annual Report on Form 20-F 2015 Other AMAP Service revenue increased 5.5%*, with growth in Turkey, Egypt, Qatar and Ghana partially offset by a decline in New Zealand. Service revenue in Turkey was up 9.4%*, reflecting continued strong growth in consumer contract and enterprise revenue, including higher ARPU and data usage, partly offset by a 1.8 percentage point negative impact from voice and SMS MTR cuts. In Egypt, service revenue grew 2.8%* as a result of an increase in data and voice usage and a more stable economic environment. In New Zealand, service revenue was down 2.6%* as a result of aggressive competition, but the contract mobile base grew 4.6% year-on-year and the fixed base benefited from continued uptake of VDSL, TV and unlimited broadband. Service revenue in Ghana grew 18.9%* driven by growth in customers, voice bundles and data. Total revenue growth in Qatar was 16.0%*, but slowed in H2 due to significantly increased price competition. Adjusted EBITDA grew 6.6%* with a 0.4* percentage point decline in adjusted EBITDA margin. Associates Vodafone Hutchison Australia (‘VHA’), in which Vodafone owns a 50% stake, continued its good recovery, returning to local currency service revenue growth in Q4 as a result of improving trends in both customer numbers and ARPU, supported by significant network enhancements. Safaricom, Vodafone’s 40% associate which is the number one mobile operator in Kenya, saw local currency service revenue growth of 12.9% for the year, with local currency adjusted EBITDA up 16.8%. The total value of deposits, customer transfers, withdrawals and other payments handled through the M-Pesa system grew 26% to KES 4,181 billion in the 2015 financial year. Indus Towers, the Indian towers company in which Vodafone has a 42% interest, achieved local currency revenue growth of 4.3%. Indus owns 116,000 towers, with a tenancy ratio of 2.19x. Our shares of Indus Towers’ adjusted EBITDA and adjusted operating profit were £285 million and £19 million respectively.

Contractual obligations and commitments A summary of our principal contractual financial obligations and commitments is shown below. Liquidity and capital resources Our liquidity and working capital may be affected by a material decrease in cash flow due to a number of factors as outlined in “Principal risk factors and uncertainties” on pages 32 to 37. We do not use non-consolidated special purpose entities as a source of liquidity or for other financing purposes. In addition to the commentary on the Group’s consolidated statement of cash flows below, further disclosure in relation to the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk can be found in “Borrowings”, “Liquidity and capital resources” and “Capital and financial risk management” in notes 21, 22 and 23 respectively to the consolidated financial statements. Cash flows A reconciliation of cash generated by operations to free cash flow, a non-GAAP measure used by management shown on pages 202 and Payments due by period £m Contractual obligations and commitments1 Total < 1 year 1–3 years 3–5 years >5 years Borrowings2 Operating lease commitments3 Capital commitments3,4 Purchase commitments5 40,373 13,366 7,297 4,859 14,851 6,378 1,339 1,627 1,205 2,207 4,957 2,769 322 426 1,440 8,302 4,064 3,692 234 312 Total 60,010 21,538 12,938 6,724 18,810 Notes: 1 This table includes commitments in respect of options over interests in Group businesses held by non-controlling shareholders (see “Potential cash outflows from option agreements and similar arrangements” on page 150) and obligations to pay dividends to non-controlling shareholders (see “Dividends from associates and to non-controlling shareholders” on page 151). The table excludes current and deferred tax liabilities and obligations under post employment benefit schemes, details of which are provided in notes 6 “Taxation” and 26 “Post employment benefits” respectively. The table also excludes the contractual obligations of associates and joint ventures. See note 21 “Borrowings”. See note 29 “Commitments”. Primarily related to spectrum and network infrastructure. Primarily related to device purchase obligations. 203. The reconciliation to net debt is shown below. 2015 £m 2014 £m 2 3 4 5 Dividends We provide returns to shareholders through equity dividends and historically have generally paid dividends in February and August in each year. The Directors expect that we will continue to pay dividends semi-annually. The £2.9 billion equity dividend in the current year comprises £2.0 billion in relation to the final dividend for the year ended 31 March 2014 and £0.9 billion for the interim dividend for the year ended 31 March 2015. This has decreased from total dividends of £5.1 billion in the prior year following the “6 for 11” share consolidation effective from 24 February 2014. The interim dividend of 3.60 pence per share announced by the Directors in November 2014 represented an 2.0% increase over last year’s interim dividend. The Directors are proposing a final dividend of 7.62 pence per share. Total dividends for the year increased by 2.0 % to 11.22 pence per share. At 31 March 2015, Vodafone Group Plc had profits available for distribution of approximately £20 billion. Further disclosures in relation to profits available for distribution are set out on page 184. 47 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Adjusted EBITDA 11,915 11,084 Working capital (883) 1,181 Other 88 92 Cash generated by operations (excluding restructuring and other costs)1 11,120 12,357 Cash capital expenditure (8,435) (5,857) Capital expenditure (9,197) (6,313) Working capital movement in respect of capital expenditure 762 456 Disposal of property, plant and equipment 178 79 Operating free cash flow1 2,863 6,579 Taxation (758) (3,449) Dividends received from associates and investments 224 2,842 Dividends paid to non-controlling shareholders in subsidiaries (247) (264) Interest received and paid (994) (1,315) Free cash flow1 1,088 4,393 Licence and spectrum payments (443) (862) Acquisitions and disposals (7,040) 27,372 Equity dividends paid (2,927) (5,076) Special dividend – (14,291) Purchase of treasury shares – (1,033) Foreign exchange 895 2,423 Income dividend from Verizon Wireless – 2,065 Other2 (144) (3,337) Net debt (increase)/decrease (8,571) 11,654 Opening net debt (13,700) (25,354) Closing net debt (22,271) (13,700)

Financial position and resources (continued) Notes: 1 Cash generated by operations, operating free cash flow and free cash flow have been redefined to exclude restructuring costs for the year ended 31 March 2015 of £336 million (2014: £210 million). Cash generated by operations for the year ended 31 March 2015 also excludes £387 million of other movements including a £365 million UK pensions contribution payment and £116 million of KDG incentive scheme payments in respect of liabilities assumed on acquisition. See also note 2 below. 2 Other amounts for the year ended 31 March 2015 include £336 million of restructuring costs (2014: £210 million), a £365 million UK pensions contribution payment, £359 million of Verizon Wireless tax distributions received after the completion of the disposal, £328 million of interest paid on the settlement of the Piramal option, £116 million of KDG incentive scheme payments in respect of liabilities assumed on acquisition, £176 million tax refund (2014: £2,372 tax payment) relating to the rationalisation and reorganisation of our non-US assets prior to the disposal of our stake in Verizon Wireless and a £100 million (2014: £100 million) payment in respect of the Group’s historical UK tax settlement. Other amounts for the year ended 31 March 2014 also includes a £1,387 million outflow relating to payment obligations in connection with the purchase of licences and spectrum, principally in India. Cash generated by operations Cash generated by operations excluding restructuring costs decreased 10.0% to £11.1 billion, primarily driven by working capital movements which more than offset the higher adjusted EBITDA. Capital expenditure Capital expenditure increased £2.9 billion to £9.2 billion primarily driven by investments in the Group’s networks as a result of Project Spring. Taxation Payments for taxation decreased 78.0% to £0.8 billion primarily as a result of the Group’s disposal of its 45% interest in Verizon Wireless. Dividends received from associates and investments Dividends received from associates and investments, decreased by £2.6 billion to £0.2 billion principally as a result of the disposal of our interests in Verizon Wireless in the prior year. Dividends received from associates and investments excludes £0.4 billion of tax distributions from Verizon Wireless received in the 2015 financial year after the completion of the disposal (included in other cash flows) and the £2.1 billion prior year income dividend from Verizon Wireless . Free cash flow Free cash flow decreased to £1.1 billion compared to £4.4 billion in the prior year as lower payments for taxation were offset by higher cash capital expenditure and lower dividends received from associates and investments. Licence and spectrum payments Cash payments for licences and spectrum totalled £0.4 billion in respect of the renewal and acquisition of spectrum in India, Italy, Greece, Hungary and New Zealand. Acquisitions and disposals During the year, we made a £2,945 million payment in relation to the acquisition of the entire share capital of Ono plus £2,858 million of associated net debt acquired, a £131 million payment in relation to the acquisition of the entire share capital of Cobra plus £40 million of associated debt acquired and a £563 million payment in relation to the acquisition of the remaining non-controlling interests in Vodafone India Limited. Further details on the assets and liabilities acquired are outlined in note 28 ”Acquisitions and disposals”. In the prior year we disposed of our US Group whose principal asset was its 45% interest in Verizon Wireless for consideration which included net cash proceeds of £34.9 billion. Equity dividends paid Equity dividends paid during the year decreased by 42% following the “6 for 11” share consolidation effective from 24 February 2014. References to “Q4” are to the quarter ended 31 March 2015 unless otherwise stated. References to the “second half of the year” are to the six months ended 31 March 2015 unless otherwise stated. References to the “year” or “financial year” are to the financial year ended 31 March 2015 and references to the “prior financial year” are to the financial year ended 31 March 2014 unless otherwise stated. References to the “2015 financial year”, “2016 financial year”, “2017 financial year”, “2018 financial year” and the “2020 financial year” are to the financial years ending 31 March 2015, 2016, 2017, 2018 and 2020, respectively. Special dividend In the prior year, B share payments formed part of the return of value to shareholders following the disposal of the Group’s interest in Verizon Wireless. Purchase of treasury shares Prior year cash payments of £1.0 billion relate to the completion of a £1.5 billion share buyback programme that commenced following the receipt of a US$3.8 billion (£2.4 billion) income dividend from VZW in December 2012. Foreign exchange A foreign exchange gain of £0.9 billion was recognised on net debt due to favourable exchange rate movements resulting primarily from the weakening of the euro and the Indian rupee against pounds sterling. Section 219 SEC filings of interest Vodafone Group Plc (‘Vodafone’) does not have any subsidiaries, other equity investments, assets, facilities or employees located in Iran, and Vodafone has made no capital investment in Iran. To the best of its knowledge, no U.S. persons, including any U.S. affiliates of Vodafone, are involved in the activities described below. Except as specified below, to the best of Vodafone’s knowledge, neither it, its subsidiaries, nor its affiliates have engaged in any conduct needing to be disclosed under Section 13(r) of the Securities Exchange Act of 1934. Roaming and interconnect Vodafone has wholesale roaming and interconnect arrangements with mobile and fixed line operators in Iran. Vodafone has, or has had, relationships with telecommunications operators in Iran in connection with such roaming and interconnect arrangements, some of which it believes are or may be government controlled entities. The approximate total gross revenues attributable to the arrangements mentioned above for the financial year ended 31 March 2015 were £336,000. EPEG Project On 27 July 2012, Vodafone acquired Cable & Wireless Worldwide Plc (‘CWW’), which (through a subsidiary) is a member of a consortium made up of Telecommunication Infrastructure Company of Iran (‘TIC’) (an entity controlled by the government of Iran), Rostelecom and Omantel, that is building a high speed cable network from a landing point in Oman, to Germany. Each member of the consortium is responsible for funding, building and maintaining its section of the cable, with CWW owning and being responsible for the segment from the Ukrainian border with Russia to Frankfurt, Germany. No capacity sales have been made on this high speed cable network yet; consequently there are no EPEG revenues or profits associated with the EPEG project. Vodafone intends to continue its involvement in the EPEG Project. Intellectual Property Vodafone, through one of its subsidiaries, also makes some insignificant payments to Iran in order to register certain domain names, register and renew certain trademarks, and protect its brand globally an expects to continue to do so in the future. Vodafone paid annual registration fees of £48 to IRNIC for the registration of three domain names. Vodafone did not make any payments to Iran in order to register or renew any of its trade marks during the fiscal year ended 31 March 2015. This year’s report contains a strategic report on pages 1 to 48, which includes an analysis of our performance and position, a review of the business during the year, and outlines the principal risks and uncertainties we face. The strategic report was approved by the Board and signed on its behalf by the Chief Executive and Chief Financial Officer. References to “calendar Q3 2015” are to the quarter ended 30 September 2015, unless otherwise stated. All amounts marked in this document with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange. See page 202 “Non-GAAP information” for further details. /s/ Vittorio Colao Vittorio Colao Chief Executive /s/ Nick Read Nick Read Chief Financial Officer 19 May 2015

49 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Governance The governance framework, including the role and effectiveness of the Board and the alignment of the interests of management with long term value creation. 50 Chairman’s introduction 51 Our governance framework 52 Board of Directors 54 Executive Committee 56 Board activities 58 Board evaluation, induction and training 60 Board diversity 62 Shareholder engagement 63 Board committees 72 Compliance with the 2012 UK Corporate Governance Code 74 Our US listing requirements 75 Directors’ remuneration 92 Directors’ report

Chairman’s introduction How we work is as important as what we do Good corporate governance provides the foundation for long-term value creation and is therefore a core focus for your Board. Dear shareholder The Board’s primary role is to exercise objective and informed judgement in determining the strategy of the Group, having the best team in place to execute and closely monitor business performance and maintain a framework of prudent and effective controls to mitigate risk. Two critical factors determine the extent to which the Board is equipped to fulfil those duties and obligations successfully: a a diverse and deep range of skills and experiences around the boardroom table which, taken together, are both complementary and highly relevant in the context of Vodafone’s strategic opportunities and challenges; and Your Board believes that diversity, in the boardroom and throughout the executive, is a key component of business success. I am pleased to report that with effect from the date of our annual general meeting this year we will have achieved our aspiration that women should hold 25% of Board roles. Vodafone has a rigorous approach to the assessment and management of risk which is coupled with clear policies and standards that define the actions and behaviours expected from everyone who works with us. A commitment to operating with integrity is central to the Group’s culture; an overview of our Code of Conduct on page 92 provides an insight into how that commitment is embedded within our decision- making processes. a processes to ensure that all of the Directors develop a good understanding of the Group’s operations and external environment and are therefore well-placed to take informed decisions. We will continue to develop the Directors’ understanding of market dynamics in a complex and ever-changing sector. That intention is supported by the findings of an internal evaluation during the year, The committee reports, beginning with the Audit and Risk Committee report, can be found on pages 63 to 71. Further detailed information on how the Group complied with the 2012 UK Corporate Governance Code during the year is set out on pages 72 and 73. We comply with the corporate governance statement requirements pursuant to the FCA’s Disclosure and Transparency Rules by virtue of the information included in this “Governance” section of the Annual Report together with information contained in the “Shareholder information” section on pages 186 to 193 . During the period under review, there were a number of changes to the Board. In January 2015, we announced that our Group Technology Officer, Stephen Pusey, intended to retire with effect from the annual general meeting on 28 July 2015. Stephen has played a pivotal role in developing the networks and services that will drive Vodafone’s growth for years to come and leaves with our thanks and best wishes. Sir Crispin Davis joined the Board as a Non-Executive Director in July 2014 followed by Dame Clara Furse in September. In December, it was announced that Omid Kordestani intended to stand down from the Board with effect from the end of 2014. In April 2015, we welcomed Dr Mathias Döpfner to the Board. We also announced the appointment of Philip Yea as the Senior Independent Director with effect from the date of the annual general meeting, replacing Luc Vandevelde who will stand down from the Board on that date. On behalf of the Board, I would like to thank Luc for his many years of service to Vodafone and also express our gratitude to Omid for his contribution. set out on page 58. In this year’s report and in light of the number of Board changes outlined above, on page 59 we also provide an overview of the approach taken to provide Directors with a comprehensive induction and training programme. Vodafone is undergoing a significant strategic transformation as the data revolution gathers pace worldwide. Your Board will continue to ensure the Group has the leadership and insights necessary to achieve its ambitions. /s/ Gerard Kleisterlee Gerard Kleisterlee Chairman 19 May 2015 50

Our governance framework organised 51 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information How we are We have a strong and effective governance system throughout the Group. Responsibility for good governance lies with your Board. Responsible for the overall conduct of the Group’s business and: a is accountable to shareholders for the proper conduct of Pages 56 and 57 Risk Committee Committee and Governance Group’s financial results overall remuneration policy recommendations regarding and performance of theimplementation of that policy composition, succession Page 71 Executive Committee a Focuses on strategy implementation, financial and competitive performance, commercial and technological developments, succession planning, organisational development More on: Audit and Remuneration Nominations a Provides effectivea Sets, reviews and Committee governance over the recommends the Group’s a Evaluates and makes a Reviews the activity and strategy and reviews the Board and committee internal audit function and and strategy planning and diversity external auditor a Oversees matters relating to a Reviews the integrity, corporate governance adequacy and effectiveness of the Group’s system of internal control and risk management More on: More on: More on: Pages 63 to 68 Page 70 Pages 69 and 70 Chief Executive Vittorio Colao a Manages the business and implements strategy and policy a Chairs Executive Committee Board a is responsible for the long-term success of the Company; a sets the Group strategy; a appoints senior management; a is responsible for ensuring the effectiveness of and reporting on our system of corporate governance; and the business. More on: Schedule of matters reserved for the Board The Board has a formal schedule of matters reserved for its decision and these include: a Group strategy and long-term plans; a appointment of senior management; a major capital projects, acquisitions or divestments; a annual budget and operating plan; a Group financial structure, including tax and treasury; a approval of annual and half-year financial results and shareholder communications; and a approval and oversight of the system of internal control and risk management. Chairman Gerard Kleisterlee a Is responsible for leadership of the Board a Sets the Board’s agenda a Meets regularly with the Chief Executive and other key executives to stay informed

Board of Directors Experienced, effective and diverse leadership Our business is led by our Board of Directors (‘the Board’). Biographical details of the Directors and senior management as at 19 May 2015 are as follows (with further information available at vodafone.com/board). Gerard Kleisterlee Chairman Vittorio Colao Chief Executive – Executive Director Nick Read Chief Financial Officer – Executive Director Tenure: 4 years Nationality: Dutch Tenure: 8 years Nationality: Italian Tenure: 1 year Nationality: British Skills and experience: Gerard has extensive experience of senior leadership of global businesses both in the developed and emerging markets. He brings to the Group a deep understanding of the consumer electronics, technology and lifestyle industries gained from his career with Philips Electronics spanning over 30 years and continues to use this experience to oversee the development of Vodafone’s strategy and the effectiveness of its operations as a total communications company. Other current appointments: a Royal Dutch Shell – non-executive director and member of the audit committee a IBEX Global Solutions plc – non-executive director a ASML – member of supervisory board Board Committees: Nominations and Governance (Chairman) Skills and experience: With over 20 years’ experience working in the telecoms industry, Vittorio has extensive leadership skills developed both within Vodafone and the wider industry and is widely recognised as an outstanding leader in the telecoms sector. Other current appointments: a Bocconi University, Italy – international advisory board member a European Round Table of Industrialists – steering committee member a McKinsey & Company – international advisory board member a Oxford Martin School – advisory council member Board Committees: None Skills and experience Nick combines strong operational leadership with a detailed understanding of the industry and its challenges and opportunities. Nick has wide-ranging experience in senior finance roles both at Vodafone and other multi-national companies including United Business Media plc and Federal Express Worldwide . Other current appointments: None Board Committees: None Stephen Pusey Chief Technology Officer – Executive Director Sir Crispin Davis Non-Executive Director Dr Mathias Döpfner Non-Executive Director Tenure: 5 years Nationality: British Tenure: <1 year Nationality: British Tenure: <1 year Nationality: German Skills and experience: With longstanding international experience within the telecoms industry including previous positions at British Telecom and a 23 year career at Nortel Networks Corporation, Stephen contributes a wealth of knowledge of both wireline and wireless industries and extensive understanding of business applications and solutions. Other current appointments: a Centrica plc – non-executive director Board Committees: None Skills and experience: Sir Crispin has broad-ranging experience as a business leader within international content and technology markets from his roles as Chief Executive of Reed Elsevier and the digital agency Aegis Group plc and group managing director of Guinness PLC (now Diageo plc). He was knighted in 2004 for services to publishing and information He brings a strong commercial perspective to Board discussions. Other current appointments: a Oxford University-trustee and member of the university board a CVC Capital Partners – adviser Board Committees: Audit and Risk Skills and experience: Mathias brings wide-ranging experience within the global digital media industry to his role. Having led his business, Axel Springer SE, through a highly successful transition into digital and international markets, he will be able to provide a digital perspective to the Board’s strategy. Other current appointments: a Axel Springer SE – chairman and chief executive officer a Time Warner and Warner Music Group – member of the board of directors a American Academy, American Jewish Committee and the European Publishers Council – holds honorary offices a St John’s College , University of Cambridge – member Board Committees: None 52 Vodafone Group Plc Annual Report on Form 20-F 2015

Dame Clara Furse Non-Executive Director Valerie Gooding cbe Non-Executive Director Renee James Non-Executive Director Tenure: <1 year Nationality: British and Canadian Tenure: 1 year Nationality: British Tenure: 4 years Nationality: American Skills and experience: Dame Clara brings to the Board a deep understanding of international capital markets, regulation, services industries and business transformation developed from her previous roles as Chief Executive of the London Stock Exchange Group plc and Credit Lyonnais Rouse Ltd. Her financial proficiency is highly valued as a member of the Audit and Risk Committee. In 2008 she was appointed Dame Commander of the Order of the British Empire. Other current appointments: Bank of England’s Financial Policy Committee – member Nomura Holdings Inc – non-executive director Amadeus Holding IT SA – non-executive director Board Committees: Audit and Risk Committee Skills and experience: Valerie brings wealth of international business experience obtained at companies with high levels of customer service including British Airways and BUPA which, together with her focus on leadership and talent, is greatly valuable to Board discussions. Other current appointments: Premier Farnell plc – non-executive chairman TUI AG – non-executive director English National Ballet – trustee Historic Royal Palaces – trustee Royal Botanical Gardens, Kew – trustee The LTA Trust – chairman Board Committees: Remuneration Skills and experience: Renee brings comprehensive knowledge of the high technology sector developed from her longstanding career at Intel Corporation where she was appointed President. Her extensive experience of international management and the development and implementation of corporate strategy is an asset to the Board and Remuneration Committee. Other current appointments: Intel Corporation – President US President’s National Security Advisory Committee – vice chair C200 – member Board Committees: Remuneration Samuel Jonah Non-Executive Director Nick Land Non-Executive Director Luc Vandevelde Senior Independent Director Tenure: 6 years Nationality: Ghanaian Tenure: 8 years Nationality: British Tenure: 11 years Nationality: Belgian Skills and experience: After career spanning 36 years at Ernst & Young where Nick was Managing Partner, he brings strong financial expertise and experience of dealing with major corporations in many parts of the world to his role as Chairman of the Audit and Risk Committee. Other current appointments: Alliance Boots GmbH – non-executive director Ashmore Group plc – senior independent director BBA Aviation plc – senior independent director Farnham Castle – chairman of the board of trustees Financial Reporting Council – non-executive director The Vodafone Foundation – chairman of the board of trustees Dentons UKMEA LLP – adviser Silicon Valley Bank, London – adviser Board Committees: Audit and Risk (Chairman) Skills and experience: Luc has deep expertise leading international consumer businesses and has particular skills in finance, management and marketing, developed through his past directorships held at Société Générale, Carrefour S.A and Marks and Spencer Group. He has served on the Board for 11 years and his resulting knowledge of the Company has been significant benefit to the Board and its committees. Other current appointments: Majid Al Futtaim Ventures LLC – chairman Board Committees: Nominations and Governance Remuneration (Chairman) Skills and experience: Samuel brings experience and understanding of business operations in emerging markets, particularly Africa. Previously Executive President of AngloGold Ashanti Ltd and member of the Advisory Council of the President of the African Development Bank, he is able to provide an international, commercial perspective to Board discussions. An Honorary Knighthood was conferred on him by Her Majesty the Queen in 2003 and in 2006 he was awarded Ghana’s highest national award, the Companion of the Order of the Star. Other current appointments: Presidents of Togo and Nigeria – adviser Iron Mineral Benefication Services – non-executive deputy chairman Jonah Capital (Pty) Limited – executive chairman Metropolitan Insurance Company Limited – chairman The Investment Climate Facility – member of trustee board Board Committees: Remuneration Philip Yea Non-Executive Director Tenure: 9 years Nationality: British Skills and experience: Philip’s experience as chief financial officer of Diageo plc and in the private equity industry at Investcorp and 3i Group plc, together with his knowledge of the Vodafone Group, makes him valued member of the Board. Philip’s financial expertise is an asset to his role as member of the Audit and Risk Committee. Other current appointments: Aberdeen Asian Smaller Companies Investment Trust PLC – non-executive director Rocket Internet SE – member of the supervisory board bwin.party digital entertainment plc – chairman British Heart Foundation – chairman of the trustees The Francis Crick Institute – director of the trustee board Board Committees: Nominations and Governance Audit and Risk 53 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Attendance at scheduled meetings of the Board in the 2015 financial year Director Attendance Gerard Kleisterlee7/7 Vittorio Colao7/7 Stephen Pusey 7/7 Nick Read 7/7 Sir Crispin Davis(Appointed to the Board on 27 July 2014)5/6 Dame Clara Furse (Appointed to the Board on 1 September 2014)5/5 Valerie Gooding 7/7 Renee James7/7 Alan Jebson(Stepped down from the Board on 29 July 2014)2/2 Samuel Jonah7/7 Omid Kordestani(Stepped down from the Board on 31 December 2014)5/5 Nick Land 7/7 Anne Lauvergeon(Stepped down from the Board on 29 July 2014)0/2 Luc Vandevelde 7/7 Tony Watson(Stepped down from the Board on 29 July 2014)2/2 P hilip Yea 7/7

Executive Committee The people powering our strategy Chaired by Vittorio Colao, this committee focuses on our strategy, technological and commercial developments, programme execution, financial and competitive performance, succession planning, organisational development and Group-wide policies. The Executive Committee includes the Executive Directors, details of whom are shown on page 52, and the senior managers who are listed below. From left to right: Warren Finegold; Matthew Kirk; Serpil Timuray; Nick Read; Philipp Humm; Vittorio Colao; Nick Jeffery; Paolo Bertoluzzo; Ronald Schellekens; Rosemary Martin; Stephen Pusey More on the Executive Committee: Page 71 54 Vodafone Group Plc Annual Report on Form 20-F 2015

Paolo Bertoluzzo Group Chief Commercial and Operations Officer Warren Finegold Group Strategy and Business Development Director Philipp Humm Regional CEO Europe Tenure: 2 years Nationality: German Tenure: 2 years Nationality: Italian Tenure: 9 years Nationality: British Career history: Vodafone Group Plc – chief executive officer, northern and central Europe (2012–2013) T-Mobile USA – president and chief executive officer (2010–2012) T-Mobile International – chief regional officer Europe; executive committee member (2009–2010) T-Mobile Germany – chief executive officer; chief sales officer (2005–2008) Entrepreneur (2002–2005) Amazon – managing director, Germany and France; vice president Europe (2000–2002) Tengelmann (German grocery retailer) – executive board member and chief executive officer of Plus (food-discounter) (1992–1999) McKinsey & Company (1986–1992) Career history: Vodafone Group Plc –chief executive officer, southern Europe (2012–2013) Vodafone Italy – chief executive officer; chief operating officer; chief commercial officer; consumer division director (2006–2013) Vodacom – board member (2010–2012) Omnitel Pronto Italia S.p.A. (became Vodafone Italy) – various senior roles including strategy & business development director and commercial director (1999–2005) Bain & Company – manager (1995–1999) Monitor Company – consultant (1991–1994) Career history: UBS Investment Bank – managing director and head of its technology team in Europe (1995–2006) Goldman Sachs International – executive director, holding positions in New York and London (1985–1995) Hill Samuel & Co. Limited – corporate finance executive (1981–1985) Nick Jeffery Group Enterprise Director Matthew Kirk Group External Affairs Director Rosemary Martin Group General Counsel and Company Secretary Tenure: 2 years Nationality: British Tenure: 6 years Nationality: British Career history: Cable & Wireless Worldwide – chief executive (2012–2013) Vodafone Global Enterprise – chief executive (2006–2012) Vodafone Group Plc – marketing director (2004–2006) Ciena – senior vice president (2003–2004) Microfone – founder (2002–2003) Cable & Wireless plc (Mercury Communications) – led UK and international markets business units (1991–2002) Career history: Vodafone Group Plc – group director of external relationships (2006–2009) British Ambassador to Finland (2002–2006) Member of the British Diplomatic Service for more than 20 years Tenure: 5 years Nationality: British Career history: Practical Law Group – chief executive officer (2008) Reuters Group Plc – group general counsel and company secretary (2003–2008), company secretary (1999–2003), deputy company secretary (1997–1999) Rowe & Maw – partner (1990–1997) Ronald Schellekens Group Human Resources Director Serpil Timuray Regional CEO, Africa, Middle East and Asia-Pacific Johan Wibergh Group Technology Officer Designate Tenure: 6 years Nationality: Dutch Tenure: < 1 year Nationality: Swedish Career history: Royal Dutch Shell Plc – HR executive vice president for global downstream business (2003–2008) PepsiCo – various international senior human resources roles in England, South Africa, Switzerland and Spain (1994–2003) AT&T Network Systems – human resources roles in the Netherlands and Poland (1986–1994) Tenure: 1 year Nationality: Turkish Career history: Appointed to the Executive Committee on 1 May 2015 Ericsson – executive vice president and head of business unit networks (2008–2015) Ericsson – president and head of market unit for Brazil (2006–2008), for Nordic & Baltics (2005–2006). Various senior roles (1996–2005) Bull AB – Head of Systems Integration Unit (1992–1996) Diab Data AB – SW Developer and R&D Manager of Datacom Products (1987–1991) Career history: Vodafone Turkey – chief executive officer (2009–2013) Danone Turkey – chief executive officer (2002–2008) Danone Turkey – executive committee member and marketing and sales director (1999–2002) Proctor & Gamble Turkey – several marketing positions ultimately becoming executive committee member (1991–1999) 55 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information

Board activities Key areas of focus for your Board Board activities are structured to assist the Board in achieving its goal to support and advise executive management on the delivery of the Group’s strategy within a transparent governance framework. 56 More on Project Spring: Vodafone Group Plc Annual Report on Form 20-F 2015 Project Spring We have made strong progress on Project Spring, which is designed to accelerate further our network and service differentiation. We have substantially increased European 4G population coverage, passed many more homes with our own fibre or cable next-generation networks, and significantly developed our suite of Enterprise products and services. Pages 6 and 7 KDG We commenced integration of KDG in April 2014 and have made solid progress. We have started to connect Vodafone base stations to KDG fibre backhaul, migrated broadband customers from Vodafone’s broadband onto KDG’s cable infrastructure, and launched our bundled fixed and mobile bundle product. More on KDG integration: Page 39 Board activities in the 2015 financial year Set out below are the key areas which the Board focused on during the year. as we moved ahead in our strategyin the Group’s markets and on the Group’s strategy, both organic and inorganic, in light in Spain and Kabel Deutschland in Germany of this strategy. be developed; Strategy development The Board: Last year was a year of change for Vodafonea had a strategy day including presentations from executives about developments to become a total telecoms provider. of these developments; We acquired the cable companies Onoa received presentations from local management in Spain and Germany on Ono and and disposed of our interest in Verizon Kabel Deutschland and our plans in respect of them; Wireless. We also began our Project Spring received a presentation on the acquisition reviews that had been undertaken for programme, investing in the quality the earlier acquisitions of Cable & Wireless Worldwide in the UK and Telstraclear of our networks. in New Zealand; The 2015 financial year was a year in which was updated at each Board meeting on the implementation of Project Spring; the Board monitored our execution considered the Group’s portfolio of assets and whether, and how, these should a considered the Group’s requirements for spectrum as and when opportunities became available; a had a presentation on the Vodafone brand and how it is being developed and managed; and a received a digital strategy presentation.

Performance Governance At the relevant times throughout the year the Board dealt with corporate governance matters, including: People The Board reviewed the Company’s people management, including succession planning, talent, progress on diversity and the results of the People Survey. Other reports from the business The Board also received the following reports from the business: a At each Board meeting there was a report from the Chief Executive (including topics such as updates on the Enterprise business) and also from the Chief Financial Officer (including topics such as financial performance, treasury matters, acquisition reviews and insurance) a the appointment of new Directors; a the annual budget and three year plan; a the Annual Report including disclosures within the financial statements and the external audit process; a At each Board meeting the Board received information on the performance of the Group with network, customer satisfaction and quarterly market share metrics being regularly provided a business development report; a quarterly market share trends; a bond issuance; a External Affairs report; a changes to the treasury policy and dealing mandate; a EMF report; a During the course of the year the Board met with all the Executive Committee members and with each of the chief executives of Vodafone Germany, Vodafone UK, Vodafone Spain, Vodafone Italy, Vodafone Hungary, Vodafone Greece and Vodafone’s Enterprise business to consider performance and future plans of the businesses a renewal of the Group’s insurance arrangements; a Vodafone Foundation; and a teach-in on fixed access technologies. a assessment of risks and internal controls; a reports on compliance and litigation; a reports on health & safety and EMF; a the Board effectiveness review; and a reviews of the Board and committees’ composition and terms of reference. 57 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Board’s visit to Delhi, India In February 2015, Analjit Singh, Vodafone India’s Chairman, and Marten Pieters, Vodafone India’s Chief Executive at the time, hosted a visit by the Board to Vodafone India in Delhi. The Board visited shops and other distribution outlets and heard from Vodafone India’s executive team about Vodafone India’s business and operations. Two respected speakers, Suhel Seth of Counselage, India and Uday Kotak, executive vice chairman and managing director of Kotak Mahindra Bank, provided commentary on India’s political and economic context. Evening receptions provided opportunities for the Board to meet with Indian leaders and to hear about the work of the Vodafone India Foundation. During the visit, the Board held Board, Remuneration Committee and Nominations and Governance Committee meetings and a strategy day.

Board evaluation, induction and training Evaluating our performance and keeping up-to-date The Board recognises that it continually needs to monitor and improve its performance. This is achieved through annual performance evaluation, full induction of new Board members and ongoing Board development activities. Chairman and the chairman of each of the to discuss the reports. The Directors were things: strategic oversight; priorities for effectiveness of the Board’s engagement internal control; Board dynamics and the Recommendations for the 2016 financial year Director led the review of the performance to develop its understanding of the future challenges and trends in Vodafone’s sector, a specific self assessment questionnaire. increase its focus on customers’ experience and it should continue to monitor assessment also included input from in the financial year ahead. senior management 58 Vodafone Group Plc Annual Report on Form 20-F 2015 Board Evaluation Board effectiveness is reviewed by an external performance evaluation every three years, and will be externally conducted again in 2016. An internal performance evaluation was carried out this year, with the assistance of Lintstock Limited (‘Lintstock’), a London-based corporate advisory firm, which has no other connection with Vodafone. This year’s process2014 financial year evaluation a Each Director completed a confidential online questionnaire, designed by Lintstock and the Company Secretary a Lintstock prepared a report based on the completed questionnaires for the Board committees a The Chairman then held one-to-one interviews with each of the Directors asked for their views on, amongst other change; Board composition and expertise; with shareholders; risk management and induction process for new Directors a The Chairman reviewed the Directors’ contributions and the Senior Independent of the ChairmanThis year’s findings included that the Board’s dynamic was good. It should continue a Each Board committee undertookespecially convergence, technology trends and the regulatory environment. It should The Audit and Risk Committeemanagement’s success in delivering operational strategic objectives. the external auditor and relevant The Board will continue to review its procedures, its effectiveness and development a The Chairman of each Board committee gave feedback on the evaluation of their committee to their committees and to the Board at its meeting in March 2015 a The Chairman discussed Lintstock’s report on the performance evaluation with the Nominations and Governance Committee, and with the Board at its meeting in March 2015 Recommendations Actions taken in 2015 financial year Diversity Diversity had improved and it should The aspiration of 25% women Board continue on that path. members was achieved in March 2015. Appointments to the Board The process for appointing Directors The process for Director recruitment has needed to be accelerated. been improved and three new Directors have been appointed during the year. Information flow Board arrangements and information flows During the year quarterly reports on were generally satisfactory, but more focusmarket share were provided to Directors could be given on market information and and the Chief Executive discussed the changing regulatory and competitive changes in the regulatory and competitive environment. Some further refinement of environment, when relevant, during his the presentation of performance metricsregular reports at each Board meeting. was agreed. Performance metrics were refined in line with the recommendation.

Board Induction The Chairman is responsible for ensuring that each Director receives an induction on joining the Board and receives the training he or she requires, tailored to their specific requirements. This year, an induction programme was provided for Nick Read, our new Chief Financial Officer. Valerie Gooding, Dame Clara Furse and Sir Crispin Davis were also inducted into the Board. Valerie Gooding’s induction had been mostly completed during the 2014 financial year but she continued her introductory visits during the 2015 financial year. During the induction process new Non-Executive Directors meet with each of the Executive Committee members to hear about the aspects of Vodafone’s business for which they are responsible. They also meet with the Chief Executive of Vodafone UK and, when practicable, with at least one other local market chief executive. The Directors being inducted also meet with the Group General Counsel and Company Secretary, Group Audit Director and Group Risk and Compliance Director. Briefings are provided by a law firm for those Directors who are not already familiar with the laws and regulations affecting listed companies. Keeping up-to-date Keeping up-to-date with key business developments is essential for the Directors to maintain and enhance their effectiveness. As part of the Board’s review of its effectiveness in 2015, the Directors assessed whether they had enough opportunities for training and development. The Board is confident that all its members have the knowledge, ability and experience to perform the functions required of a director of a listed company. This is achieved by: a receiving presentations from executives in our business on matters of significance. This year the Board had training sessions on topics that are increasingly relevant for Vodafone as it executes its strategy, namely on fixed access technologies, content and Vodafone’s digital strategy; a financial plans, including budgets and forecasts are regularly discussed at Board meetings; a the Directors have the opportunity to learn the views of major investors at planned investor relations events throughout the year; a visits to different parts of the Group. Details of the Board’s visit to Delhi in India is set out on page 57; and a regular updates on the Group’s businesses and the regulatory and industry specific environments in which we operate, by way of written briefings and meetings with senior executives and, where appropriate, external sources. 59 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information

Board diversity Maintaining the right balance We recognise that diversity is the key foundation for introducing different perspectives into Board debate and for better anticipating the risks and opportunities in building a long term, sustainable business. Board diversity We launched the Board diversity policy in 2011 with the intention of ensuring that diversity, in its broadest sense, remains a central feature of the Board and that it extends beyond the boardroom and permeates all levels of the organisation. Since the launch, the Board has made positive steps in broadening the diversity not just of the Board, but of our senior management. 25% female presence on the Board We have made good progress refreshing the Board over the last four years, which has resulted in an increase in the proportion of female Directors on the Board, to 25% in March this year. Mathias Döpfner has since joined the Board, reducing this percentage, though this level will be exceeded when Luc Vandevelde and Stephen Pusey step down from the Board at the annual general meeting in July. We remain committed to at least maintaining this level of female presence in the medium term, whilst ensuring that diversity in its broadest sense remains a central feature of the Board. That said, the Nominations and Corporate Governance Committee will continue to recommend appointments to the Board based on merit and uses the annual evaluation process to consider objectively the Board’s composition and effectiveness including an assessment of the Board’s diversity including gender. The Board remains committed to strengthening the pipeline of senior female executives within the business and endorses the Group’s “Recruiting and Managing People” policy, one of the objectives of which is to “attract and develop a highly qualified and diverse workforce and ensure that all selection decisions are based on merit”. Strengthening the pipeline of executive talent Strengthening the pipeline of executive talent in the Company has remained a key focus during the year. We are continuing to learn and build on existing programmes while introducing new initiatives to build, broaden and develop the significant talent which exists across the business. Details of key initiatives include: Other initiatives taking place within the Company which promote gender and other forms of diversity During the year, the business has continued to embrace all forms of diversity with the introduction or continuation of a number of initiatives. a Launching a new global maternity policy that sets the standard on benefits for our female employees in 30 countries. More on this initiative on page 61 a an executive succession planning update is provided to the Nominations and Governance Committee annually, mapping successional candidates and opportunities; a Launching a Mobile Gender Equality steering committee chaired by Serpil Timuray, an Executive Committee member, to accelerate the focus on gender balance and the work we do with our female customers, the work we do in communities and with our colleagues a disclosing our gender diversity targets and progress against these as part of the European Roundtable Table of Industrialists’ voluntary targets initiative and using our membership to identify senior female employees suitable to serve on non-executive boards of other companies; a Using a gender toolkit to enable a consistent approach to improving gender diversity across all markets a providing senior Vodafone women with the opportunity to learn about life as a non-executive director through our sponsorship of the Professional Boards Forum; and a Running inclusive leadership workshops for our most senior leaders to highlight the business benefits of diversity and encourage them to act as role models to promote diversity and inclusion across Vodafone a senior management mentoring and coaching schemes. a With employees working in many countries worldwide, it is our goal to operate as one company while keeping our local roots. 24 nationalities are represented in our top management team and 44% of our senior leaders have completed an international assignment. In the 2015 financial year, we focused on improving our employees’ cultural awareness. We launched the Vodafone Cultural Navigator, an online tool to help employees understand different cultural preferences so they can work successfully with colleagues and customers around the world Best practice executive search The Board continues to support the principles of the Executive Search Firms Voluntary Code of Conduct on gender diversity, demonstrated by remaining committed to engaging only executive search firms which are signatories to this code. We continued to work with Korn Ferry during the year. Korn Ferry also provide some of the middle and senior recruitment solutions across some of our footprint. 60 Vodafone Group Plc Annual Report on Form 20-F 2015

Board diversity At 31 March 2015 Building the pipeline for Board diversity 23% 38% 38% 77% 8% Telecoms Female 50% 25% goods 61 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Setting the standard in maternity benefits for women globally In 2015, we launched a global maternity policy that sets a worldwide minimum level of maternity pay for women in 30 countries. Vodafone is one of the first companies to do this. From Africa to the Middle East, women at all levels of our organisation will be entitled to at least 16 weeks of fully paid maternity leave and full pay for a 30-hour week for the first six months after they return to work. Our policy will make a big difference to around 1,000 female Vodafone employees each year, especially those who work in countries where there is little or no legislation to support them after having a baby. This will be good for our business too. KPMG estimates that global businesses could save around US$19 billion annually by providing 16 weeks of fully paid maternity leave, because it helps cut recruitment costs and retains valuable knowledge and experience within the business. Sector experience of Board Media 16% Finance Technology Consumer 25% Gender of total employees 36% Male 64% Geographic representation of Board Italian Ghanaian Dutch Canadian British Belgian American Gender of senior management (top c.1600 employees) Female Male Tenure of Non-Executive Directors 7+ years 0–3 years 4–6 years 24% Gender of Board Female 25% Male 75%

Shareholder engagement our shareholders with our shareholders and our roadshows have asked us this year activities. We also respond to daily queries presentation of financial results is given before a section of our website which is dedicated question the Board during the meeting. We hold meetings with major institutional dividend cover; com/investor. Our registrars, Computershare, a fixed broadband and TV strategy; a performance outlook; and financial analysts to discuss the business of our American Depositary Receipts (‘ADR’) by the appropriate mix of Board Directors and to answer shareholder and ADR holder Chief Executive, Executive Committee emerging markets; holdings such as dividend payments and Relations team. Institutional investors also investor. 62 Vodafone Group Plc Annual Report on Form 20-F 2015 Communicating with We are committed to communicating our strategy and activities clearly to all our shareholders. How we communicate Our annual general meeting What our shareholders We maintained an active dialogue with our Our annual general meeting is attended by our Common topics raised by our institutional shareholders throughout the year through Board and Executive Committee and is open and individual shareholders include: a planned programme of investor relationsto all our shareholders to attend. A summarya 4G and data; from shareholders and analysts through the Chairman deals with the formal businessa administration of shareholding; our Investor Relations team and have of the meeting. All shareholders present cana cash flow, capital expenditure, debt and to shareholders and analysts: vodafone. and BNY Mellon (as custodians investors, individual shareholder groups programme) also have a team of people performance and strategy. These are attended a Project Spring strategy; queries in relation to technical aspects of their senior management including our Chairman, a regulation in Europe and shareholding balances. members, senior leaders and the Investora shareholder returns; All of our financial results presentations meet with the Chairman to discuss matters a spectrum renewal costs; and are available on our website at vodafone.com/of governance. a the Verizon Wireless transaction. Our investor calendar Set out below is a calendar of our investor events attended by senior management throughout the year. and Turkey a London, New York, Boston, Edinburgh, Statement published Netherlands roadshows Statement published Stockholm and Helsinki roadshows May 2014 September 2014 December 2014 a Preliminary Results published a Several investor conferences in London a Investor conference in London a London, New York, Boston, Toronto and a Investor meetings in Spain, Italy a New York, Montreal and Edinburgh roadshows and Germany Toronto roadshows a Investor meeting in Italy a Investor event in Tanzania a Chairman’s meeting with investors June 2014 October 2014 January 2015 a Annual Report published a M2M webinara Investor conference in Madrid a Switzerland, Netherlands and a Investor meeting in Ireland a Italy roadshow Frankfurt roadshow a Investor conference in London November 2014 February 2015 a Investor meetings in Spain, Germany a Half-year results published a Q3 Interim Management a Chairman’s London roadshow Paris, Frankfurt, Switzerland and a US west coast roadshow July 2014 a Investor conference in Barcelona March 2015 a Q1 Interim Management a US east coast, Asia, Copenhagen, a Annual general meeting in London a Investor conference in London a Investor field trip to India

Board committees The 2015 financial year has seen the accounting and reporting together with the environment and system of internal controls to PricewaterhouseCoopers LLP following the Committee will work with the Board under include providing advice to the Board on the of the principal risks facing the Group, system and its effectiveness and providing been assessed in order to make the new, The membership of the Committee changed Yea, in place of Anne Lauvergeon, Alan Jebson were appointed after a rigorous process expertise required to provide an effective level of the Committee are Non-Executive Directors I continue to be designated as the financial of the US Sarbanes-Oxley Act and the item, on the activity of the Committee and 63 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Overview Committee’s activity directed towards the integrity of the Group’s financial related external audit, the Group’s control including the work of internal audit and the Sarbanes-Oxley Act compliance process and the Group’s management of risk and compliance related activities. During the year we also welcomed three new members onto the Committee, as a result of Director retirements, and were actively involved in the transition of the Group’s statutory audit their appointment at the 2014 AGM. Looking forward to the 2016 financial year, its expanded terms of reference, which now assessment, management and mitigation monitoring the Group’s risk management advice on how the Group’s prospects have longer term, viability statement. Membership substantially in the year with the appointment of Dame Clara Furse, Sir Crispin Davis and Philip and Anthony Watson, all of whom retired from the Board at the 2014 AGM. The new members to ensure the Committee has the necessary range of financial experience and commercial of challenge to management. All the members of the Company. Given my experience, expert on the Committee for the purposes UK Corporate Governance Code. How the Committee operates The Committee met four times during the year as part of its standard schedule of meetings. No supplementary meetings were necessary in the year. For the next financial year we have resolved to increase the standard number of meetings to five to ensure we have adequate time to meet our increased responsibilities particularly in relation to risk management. Meetings of the Committee generally take place just prior to a Board meeting to maximise the efficiency of interaction with the Board and I report to the Board, as a separate agenda matters of particular relevance to the Board in the conduct of its work. Audit and Risk Committee “The Committee has continued to focus its work on the Group’s financial reporting, financial control and risk management and compliance processes.” Membership Chairman and financial expert (pictured right): Nick Land Independent Non-Executive Director Sir Crispin Davis Independent Non-Executive Director Dame Clara Furse Independent Non-Executive Director Philip Yea Independent Non-Executive Director Responsibilities: The Board has approved terms of reference for the Committee which are available at vodafone.com/governance. These provided the framework for the Committee’s work in the year and can be summarised into five primary sets of activities. These are oversight of the: a appropriateness of the Group’s external financial reporting; a relationship with and performance of, the external auditor; a Group’s system of internal control including the work of the internal audit function; a Group’s system of risk management; and a Group’s system of compliance activities. Following the publication of the revised UK Corporate Governance Code, which will be adopted in the 2016 financial year, the Board has approved amendments to the Committee’s terms of reference to include: a providing advice to the Board on the assessment performed of the principal risks facing the Group including their management and mitigation; a monitoring the Group’s risk management system and reviewing its effectiveness; and a providing advice to the Board on the form and basis underlying the longer term viability statement and going concern statement to be contained in future Annual Reports. Attendance at scheduled meetings Director Attendance Nick Land 4/4 Dame Clara Furse (member from September 2014)3/3 Philip Yea (member from September 2014)3/3 Sir Crispin Davis(member from September 2014)2/3 Alan Jebson(Stepped down from the Board in July 2014)1/1 Anne Lauvergeon(Stepped down from the Board in July 2014)0/1 Anthony Watson(Stepped down from the Board in July 2014)1/1 Key objective: The provision of effective governance over the appropriateness of the Group’s financial reporting including the adequacy of related disclosures, the performance of both the internal audit function and the external auditor and oversight over the Group’s systems of internal control, business risks and related compliance activities.

Board committees (continued) In addition to more recurring activities driven by the Group’s external financial reporting calendar and related regulatory obligations, the Committee conducts a rolling programme of “in-depth review” sessions where the Group’s senior management provide briefings on key issues and developments including in relation to aspects of risk management. These reviews help us to understand more fully the context and challenges of their business operations and thereby ensure the Committee’s time is used most effectively. A summary of the reviews undertaken during the year are set out within “Monitoring the Group’s risk management system and its effectiveness” below. The external auditor, PricewaterhouseCoopers LLP, is invited to each meeting together with the Chief Executive, the Chief Financial Officer, the Group Financial Controller, the Group Financial Reporting Director, the Group Audit Director, the Group Risk and Compliance Director, and the Group General Counsel and Company Secretary. The Committee the Group’s senior management and the external auditor. This confirmed that the Committee remained effective at meeting its objectives. Main activities of the Committee during the year I have set out below a summary of the major activities of the Committee in the year. Appropriateness of Group’s external financial reporting The Committee’s primary responsibility in relation to the Group’s financial reporting is to review with both management and the external auditor the appropriateness of the half-year and annual financial statements concentrating on, amongst other matters: a the quality and acceptability of accounting policies and practices; a material areas in which significant judgements have been applied or where significant issues have been discussed with the external auditor; Accounting policies and practices The Committee received reporting from management in relation to the identification of significant accounting policies including the proposed disclosure of these in the 2015 Annual Report. Following this assessment and discussions with PricewaterhouseCoopers LLP the Committee was satisfied with these judgements and related disclosure which is set out on pages 109 to 113 of this Annual Report. We have included detail in relation to IFRS 15 “Revenue from contracts with customers” which is likely to have a very substantial effect on the Group’s accounting when it is adopted, which is now likely to be in the 2019 financial year. Further, the Committee discussed with management and subsequently approved the critical accounting judgements and key sources of estimation uncertainty outlined in note 1 “Basis of preparation” to the consolidated financial statements. Significant judgements and issues The significant areas of focus considered also regularly meets separately with PricewaterhouseCoopers LLP, the Chief Financial Officer and the Group Audit Director without others being present. We believe that the activities of the Committee during the last year have enabled us to gain a good understanding of the culture of the organisation, the risks and challenges faced and the adequacy and timeliness of the actions being taken to address them. Similar to last year, I, together with the Committee’s secretary, conducted an internal review of effectiveness of the Committee a the clarity of the disclosures and compliance with financial reporting standards and relevant financial and governance reporting requirements; a any correspondence from regulators in relation to our financial reporting; and a whether the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s performance, business model and strategy. by the Committee in relation to the 2015 accounts, and how these were addressed, are outlined below. We have discussed these with the external auditor during the year. involving the members of the Committee, 64

The Committee received reports of work performed by management in relation to the maintenance and development of these controls during the year together with the results of related reviews performed by Internal Audit. PricewaterhouseCoopers LLP included these key business controls on their audit scope and reported to the Committee the results of their audit testing in these areas. 65 Revenue recognition The timing of revenue recognition, the recognition of revenue on a gross or net basis, the treatment of discounts, incentives and commissions and the accounting for multi-element arrangements are complex areas of accounting. See note 1 “Basis of preparation” for more detail. In addition there is heightened risk in relation to the accounting for revenue as a result of the inherent complexity in the underlying billing and related IT systems. An in-depth review of revenue accounting was undertaken by the Committee during the year. Management outlined the Group’s approach to revenue recognition, particularly for more complex enterprise transactions. PricewaterhouseCoopers LLP shared their approach to the audit of revenue, as part of their presentation of the detailed audit plan. This identified the primary risks attaching to the audit of revenue to be (a) the controls over the underlying accuracy of rating by billing systems and (b) presumed fraud risk. PricewaterhouseCoopers LLP reported on the results of their work in relation to the revenue accounting cycle as part of their Committee reporting from their half-year review and the year end audit. Goodwill impairment testing This is an area of focus for the Committee given the materiality of the Group’s goodwill balances (£22.5 billion at 31 March 2015) and the inherent subjectivity in impairment testing. The judgements in relation to goodwill impairment continue to relate primarily to the assumptions underlying the calculation of the value in use of the business, being: a the achievability of the long-term business plan; and a the macroeconomic and related modelling assumptions underlying the valuation process. See note 4 “Impairment losses” for further detail. The Committee received detailed reporting from management and challenged the appropriateness of the assumptions made including: a the consistent application of management’s methodology; a the achievability of the business plans; a assumptions in relation to terminal growth in the businesses at the end of the plan period; and a discount rates. A separate in-depth review on setting discount rates for impairment purposes was also conducted in the year. This remains an area of audit focus and PricewaterhouseCoopers LLP provided detailed reporting on these matters to the Committee including sensitivity testing. Liability provisioning The Group is subject to a range of claims and legal actions from a number of sources including competitors, regulators, customers, suppliers, and on occasion fellow shareholders in Group subsidiaries. The level of provisioning for contingent and other liabilities is an issue where management and legal judgements are important and accordingly an area of Committee focus. The Committee received a presentation from the Group’s General Counsel and the Director of Litigation in both November 2014 and May 2015 on management’s assessment of the most significant claims. As this is an area of audit focus PricewaterhouseCoopers LLP also reviews these claims and relevant legal advice received by the Group, to form a view on the appropriateness of the level of provisioning that is shared with the Committee. Acquisitions and disposals The Group made one significant business acquisition during the year being the purchase of Ono in Spain. This gave rise to a number of complex accounting and disclosure requirements particularly in relation to the valuation of acquired tangible and intangible assets. See note 28 “Acquisitions and disposals” for further details. Management outlined the key accounting and disclosure impacts in relation to this transaction. The Committee received detailed reporting from PricewaterhouseCoopers LLP on their assessment of the accounting and disclosures made by management in both the half-year and annual financial statements. IT controls in relation to privileged user access The Group’s IT infrastructure platform hosts a number of financial reporting related applications. In the 2014 financial year, an issue was identified in respect of privileged user access controls within part of the IT infrastructure platform which could have had an adverse impact on certain of the Group’s controls and financial systems. Management has implemented new controls in the year to provide assurance over access to these systems. PricewaterhouseCoopers LLP tested these controls as part of their audit approach and confirmed they were operating effectively. Key business controls The Group has continued to concentrate resources on key business controls to ensure a robust system of internal control. During the year this work has included particular focus over controls over general ledger accounts given the inherent risks and the high volume of related processing, and user access to the Group’s core ERP system. This work was also responsive to both the identification of a number of weaknesses and potential improvements to these processes identified by Group Internal Audit.

Board committees (continued) Overseeing the relationship with and performance of, the external auditor Appointment of PricewaterhouseCoopers LLP As a result of the tender performed in the 2014 financial year, shareholders approved the appointment of PricewaterhouseCoopers LLP as the Group’s external auditor at the 2014 AGM. Throughout the year the Committee oversaw and helped facilitate a smooth transition from the former auditor. It was a key objective of the Committee to ensure that the new statutory auditor became fully familiar with all aspects of the Group that were relevant to the external audit process as part of their audit planning. Key to this was a formal “shadowing” by PricewaterhouseCoopers LLP of Deloitte LLP through the 31 March 2014 year end audit process at our major operating companies and at Group. This included attendance at Group Audit and Risk Committee meetings before their formal appointment. This was supplemented by PricewaterhouseCoopers LLP performing detailed audit planning activities at all the Group’s material operating locations throughout the late spring and summer and a review of Deloitte LLP audit files at major locations. Following this work we received from PricewaterhouseCoopers LLP a detailed audit plan for the 2015 financial year identifying their audit scope, planning materiality and their assessment of key risks. The PricewaterhouseCoopers LLP audit plan for the 2015 financial year was a key output of the transition process and was rigorously reviewed by the Committee. Looking forward, the Committee has recommended to the Board the re-appointment of the external auditor under the current external audit contract for the 2016 financial year. The Directors will be proposing the reappointment of PricewaterhouseCoopers LLP at the AGM in July 2015. The Committee will continue to review the auditor appointment and the need to tender the audit, ensuring the Group’s compliance with the UK Corporate Governance Code and the reforms of the audit market by the UK Competition and Markets Authority and the European Union. In November 2013, having considered the changes to the UK Corporate Governance Code and the notes on best practice issued by the Financial Reporting Council, the Audit Committee decided to put the audit for the 2015 financial year out to tender. The Committee concluded the process in February 2014 and recommended to the Board that PricewaterhouseCoopers LLP be appointed as the Group’s statutory Regulators and our financial reporting The Group received an enquiry letter from the UK Financial Reporting Review Panel (the ‘FRRP’) in relation to its 31 March 2014 Annual Report during the year. The Committee was involved at all stages of the process, reviewing all correspondence between the Company and the Panel. All matters have been fully addressed and the enquiry is now closed. As a result the Group has agreed to make additional disclosure particularly around the judgements in relation to the recognition of deferred tax assets which is reflected in this Annual Report. Whether the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s performance, business model and strategy. As part of the Committee’s assessment of the Annual Report to allow onward reporting to the Board, it draws on the work of the Group’s Disclosure Committee and has discussions with senior management. The processes and controls that underpin our consideration include ensuring that: auditor. Accordingly, the engagement of Deloitte LLP was not renewed in 2014. PricewaterhouseCoopers LLP became the Group’s external auditor following completion of the audit of the Vodafone Group Plc financial statements for the year ended 31 March 2014 and the audit of the effectiveness of internal control over financial reporting as of 31 March 2014. Shareholders approved the appointment of PricewaterhouseCoopers LLP as the Group’s external auditor at the 2014 AGM. During the two years prior to 31 March 2015, (i) Deloitte LLP has not issued any reports on the financial statements of the Group or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of Deloitte LLP qualified or modified as to uncertainty, audit scope, or accounting principles, (ii) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to Deloitte LLP‘s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F. Further in the two years prior to 31 March 2015 we have not consulted with PricewaterhouseCoopers LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the Group; or (ii) any matter that was the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F. Audit risk The audit risk identification process is considered a key factor in the overall effectiveness of the external audit process. For the 2015 financial year, the key risks identified were a combination of those identified in the 2014 financial year, one new specific risk arising from the Group’s ongoing organic investment programme, Project Spring and one new risk in relation to the revenue accounting process, as follows: Previously identified risks a senior managers providing the content for the Annual Report are fully briefed on the fair, balanced and understandable requirement; a a dedicated core team of senior managers is responsible for the overall co-ordination of content submissions, verification and detailed review and challenge; a confirmation from senior management within the business that they consider the content in respect of their area of responsibility to be fair, balanced and understandable; and a the Disclosure Committee’s review and assessment of the Annual Report as a whole. We also received an early draft of the Annual Report to enable timely review and comment. These processes allowed us to provide positive assurance to the Board to assist them in making the statement required by the UK Corporate Governance Code. The Committee is committed to continuous improvement in the effectiveness and clarity of the Group’s corporate reporting and has provided support to management to adopt initiatives by regulatory bodies which would enhance our reporting. a Carrying value of goodwill a Provisioning for current tax liabilities a Recognition and recoverability of deferred tax assets a Provisioning for legal and regulatory claims a Accounting for significant acquisitions and disposals 66 a Revenue recognition Vodafone Group Plc Annual Report on Form 20-F 2015

New specific risks For certain specific permitted services, the Committee has pre-approved that PricewaterhouseCoopers LLP can be engaged by management, subject to the policies set out above, and subject to specified fee limits for individual engagements, and fee limits for each type of specific service. For all other services or those permitted services that exceed the specified fee limits, I, as Chairman, or in my absence another Committee member, can pre-approve permitted services. During the year, PricewaterhouseCoopers LLP and related member firms charged the Group £12 million for statutory audit services. The Committee approved these fees which represented the fee proposed as part of the audit tender and scope changes during the 2015 financial year, including the impact of business acquisitions which were primarily in relation to Ono. The Committee received formal assurance from PricewaterhouseCoopers LLP that the fees were appropriate for the scope of the work required. In addition to the statutory audit fee, PricewaterhouseCoopers LLP and related member firms charged the Group £4 million for audit-related and other assurance services, comprising £3 million for services that had ceased by 30 June 2014 and £1 million of other non-audit fees. Further details of the fees paid, for audit and non-audit services to both PricewaterhouseCoopers LLP for the current financial year and to Deloitte LLP for prior years, can be found in note 3 to the consolidated financial statements. The observations from this assessment for the 2015 financial year were presented and discussed at the May 2015 meeting. We also considered the firm-wide audit quality inspection report issued by the FRC in relation to PricewaterhouseCoopers LLP in May 2014. The Committee concluded that there had been appropriate focus and challenge on the primary areas of audit focus and PricewaterhouseCoopers LLP had applied robust challenge and scepticism throughout the audit. Management concurred with this view. Independence and objectivity In its assessment of the independence of the auditor and in accordance with the US Public Company Accounting Oversight Board’s standard on independence, the Committee receives details of any relationships between the Company and PricewaterhouseCoopers LLP that may have a bearing on their independence and receives confirmation that they are independent of the Company within the meaning of the securities laws administered by the US Securities and Exchange Commission (‘SEC’). Prior to the Board decision in February 2014 to recommend PricewaterhouseCoopers LLP as the external auditor for the year ended 31 March 2015, PricewaterhouseCoopers LLP were providing a range of non-audit services to the Group. A significant joint exercise was undertaken to confirm their independence from both a UK and US regulatory perspective. The Committee then set the parameters for any ongoing and future activity. It was mandated that: a Capitalisation of costs and asset lives a Billing accuracy as part of revenue process At each meeting of the Committee, these risks were reviewed and both management’s primary areas of judgement and the external auditor’s key areas of audit focus were challenged. As part of this process, the risks associated with the accounting and reporting of complex supplier arrangements was assessed by both the Committee and the statutory auditor. This was not assessed as being an incremental key risk for external audit purposes given the nature of the agreements and the low level of accounting judgement required to be applied. Working with the auditor We hold private meetings with the external auditor at each Committee meeting to provide additional opportunity for open dialogue and feedback from the Committee and the auditor without management being present. Matters typically discussed include the external auditor’s assessment of business risks and management activity thereon, the transparency and openness of interactions with management, confirmation that there has been no restriction in scope placed on them by management, independence of their audit and how they have exercised professional scepticism. I also meet with the external lead audit partner outside the formal Committee process throughout the year. As a Committee, we strongly support the professional scepticism, particularly in the areas of key judgement and accounting disclosure, displayed by PricewaterhouseCoopers LLP. External audit process effectiveness We have sought to evolve our approach this year in relation to assessing the effectiveness of the external audit process. The framework we used had a number of facets and comprised: Oversight of the Group’s system of internal control including the internal audit function Assessment of internal controls The Group has in place an internal control environment to protect the business from the material risks which have been identified. Management is responsible for establishing and maintaining adequate internal controls over financial reporting and we have responsibility for ensuring the effectiveness of these controls. We reviewed the process by which the Group evaluated its control environment. Our work here was driven primarily by the Group Audit Director’s reports on the effectiveness of internal controls, significant identified frauds and any identified fraud that involved management or employees with a significant role in internal controls. We also held a number of detailed reviews of the control environment in Vodafone Italy, Australia and the UK. Oversight of the Group’s compliance activities in relation to section 404 of the Sarbanes-Oxley Act also falls within the Committee’s remit. a all services that were prohibited by the SEC for a statutory auditor to provide were to cease by 31 March 2014; and a all engagements that were not prohibited by the SEC but would not have met the Group’s own internal approval policy for non-audit services were to cease by 30 June 2014 to enable a transition to alternative suppliers, where required. These services had a value of approximately £3 million through to completion. a an assessment by the Committee of the performance of PricewaterhouseCoopers LLP, including consideration of the speed in which they gained a detailed understanding of the Group given the first year of their audit tenure; a detailed questioning of management in operating companies and Group on a range of factors that we considered relevant to audit quality. This covered the Group’s most senior finance personnel exposed to the audit process; As one of the ways in which it seeks to protect the independence and objectivity of the external auditor, the Committee has a policy governing the engagement of the external auditor to provide non-audit services. This precludes PricewaterhouseCoopers LLP from providing certain services such as valuation work or the provision of accounting services and also sets a presumption that PricewaterhouseCoopers LLP should only be engaged for non-audit services where there is no legal or practical alternative supplier. Except as noted above in relation to the auditor transition, no material changes have been made to this policy during the financial year. a feedback from the independent chairman of the Vodacom local audit committee; and a feedback from PricewaterhouseCoopers LLP on their performance against their own performance objectives. 67 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information

Board committees (continued) The Committee has completed its review of the effectiveness of the Group’s systems of internal control during the year and up to the date of this Annual Report, in accordance with the requirements of the revised Turnbull Guidance on Internal Control, published by the FRC. It confirms that no significant failings or weaknesses were identified in the review for the 2015 financial year. Where areas for improvement were identified, processes are in place to ensure that the necessary action is taken and that progress is monitored. Internal audit Monitoring and review of the scope, extent and effectiveness of the activity of the Group Internal Audit department is an agenda item at each Committee meeting. Reports from the Group Audit Director usually include updates on audit activities, progress of the Group audit plan, the results of any unsatisfactory audits and the action plans to address these areas. On an annual basis the Committee reviews and approves both the audit plan for the year and the resources required to accomplish the agreed work programme. I play a major role in setting the Group Audit Director’s annual objectives and I meet with him regularly in the year to be briefed on his team’s activity and the nature of any significant issues arising from their work. In the year, the Committee appointed Ernst & Young LLP to perform an independent review of the effectiveness of the Group’s internal audit department. This found that the department continued to function well and was meeting its key objectives and had addressed all of the recommendations from the last independent review, performed in 2010. In the 2016 financial year, the Group Internal Audit team in conjunction with other teams that form part of the Group’s internal control systems will be implementing an integrated assurance mapping process to provide a framework to allow the comprehensive assessment of the assurance and compliance activities for the Group’s significant risks. Compliance with section 404 of the US Sarbanes-Oxley Act The Committee takes an active role in monitoring the Group’s compliance efforts in respect of section 404 of the US Sarbanes- Oxley Act, receiving three separate reports from management in the year covering scoping, the results of work performed and plans for the evolution of the framework in response to ongoing business changes. The external auditor reported the status of their work in relation to this matter in each of their reports to the Committee. Monitoring the Group’s risk management system and its effectiveness The Group’s risk assessment process and the way in which significant business risks are managed is a key area of focus for the Committee. Our activity here was driven primarily by the Group’s assessment of its principal risks and uncertainties, as set out on pages 32 to 37. A range of mitigations for risks faced by the Group are included on pages 96 and 97. As part of this work the Committee maintains a programme of in-depth reviews into specific financial, operational and regulatory areas of the business. During the 2015 financial year, reviews were undertaken in the areas of: a telecommunications network resilience and related technology security; a IT controls including customer and non- customer related data security; a the control environments in Vodafone Italy, Vodafone Australia and Vodafone UK, with the latter focusing on the integration of the recently acquired Cable and Wireless business and a major new billing system project; a risks and controls within Vodafone Global Enterprise focusing on contract management; a shared services and Finance Operations, focused on risk management and the control environment; I also visited the Group’s shared service centre in Pune, India to get a deeper understanding of the finance activities managed from that location and the control environment. These reviews are critical to the role of the Committee, as they allow us to meet key business leaders responsible for these areas and provide independent challenge to their activities. We also undertook a number of reviews in relation to the Group’s risk management framework; we received reports from the Group Audit Director on the Group’s risk evaluation process and reviewed changes to significant risks identified at both operating entity and Group levels. During the year management transferred the accountability for risk management from Group Internal Audit to the Group Risk and Compliance Director, a change supported by the Committee. This change was consistent with the requirements of the 2014 UK Corporate Governance Code. Oversight of the Group’s system of compliance The Group held two deep dive sessions on compliance related matters in the year. These focused on the outputs of monitoring activities of compliance with Group-wide policies, the activities focused on driving a consistent culture of compliance within the organisation, the results of the use of “Speak Up” channels in place to enable employees to raise concerns about possible irregularities in financial reporting or other issues such as breaches of the Code of Conduct, and the outputs of any resulting investigations. Further, we received summaries of investigations into known or suspected fraudulent activities by both third parties and employees. We also met with the Group HR Director in relation to the consequences for employees of non-compliance with Group policies. I also meet privately with the Risk and Compliance Director outside the formal committee process. /s/ Nick Land Nick Land On behalf of the Audit and Risk Committee a revenue recognition including planning for the implementation of FRS 15 “Revenue” which we currently expect to be effective for the first time for the 2019 financial year; a review of the findings of an external review over controls in relation to the M-Pesa money transfer service; and a setting discount rates for impairment testing. 19 May 2015 68

No one other than a member of the meetings; however, other Non-Executive of matters arising concerning my membership meeting as required and the Board’s Senior experience that could be usefully added. to be appointed who had experience of content recommended to the Board that he be invited accepted the recommendation and Dr Döpfner succession planning. It discussed this Group HR Director and in private sessions as Chief Financial Officer and joined the Board Board approved, were that with effect from Yea be appointed as Senior Independent 69 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Committee meetings Committee is entitled to be present at its Directors, the Chief Executive and external advisors may be invited to attend. In the event of the Board, I would absent myself from the Independent Director would take the chair. Main activities of the Committee during the year The Committee met three times during the year. In May 2014, the Board reviewed the mix and skills of the current and prospective Directors and it considered the skills and The Committee identified that it would be valuable for a Non-Executive Director and media sectors and who had experience as a chief executive. The Committee was also conscious of the need to ensure that the Board was not too UK-centric in its composition. Dr Mathias Döpfner was identified as meeting these criteria. He was invited to meet with the members of the Committee and following those meetings, the Committee to become a Non-Executive Director. The Board accepted the Board’s invitation and became a Director with effect from 1 April 2015. The Committee also focused on executive topic with the Chief Executive and the of the Committee. During the year Nick Read was appointed on 1 April 2014. Two senior executives (Stephen Pusey and Marten Pieters) announced their retirement from Vodafone during the year. Johan Wibergh joined Vodafone on 1 May and will succeed Stephen as Vodafone’s Chief Technology Officer on 29 July 2015. Sunil Sood, formerly Vodafone India Limited’s Chief Operating Officer, succeeded Marten Pieters as Chief Executive of Vodafone India with effect from 1 April 2015. Omid Kordestani, a Non-Executive Director, stepped down from the Board on 31 December 2014. Luc Vandevelde, the Company’s Senior Independent Director, informed the Board that he would not stand for re-election at the 2015 annual general meeting. The Committee considered, and made recommendations to the Board, about various changes to take account of this. These changes, which the 2015 annual general meeting, Philip Director, and Valerie Gooding be appointed as Chair of the Remuneration Committee and a member of the Nominations and Governance Committee. Nominations and Governance Committee “The Nominations and Governance Committee continues its work of ensuring the Board composition is right and that our governance is effective.” Membership Chairman (pictured right): Gerard Kleisterlee Chairman of the Board – Independent on appointment Luc Vandevelde Senior Independent Director Philip Yea Independent Non-Executive Director Responsibilities: a leads the process for identifying and making recommendations to the Board regarding candidates for appointment as Directors, giving full consideration to succession planning and the leadership needs of the Group; a makes recommendations to the Board on the composition of the Board’s committees; a regularly reviews and makes recommendations in relation to the structure, size and composition of the Board including the diversity and balance of skills, knowledge and experience, and the independence of the Non-Executive Directors; a oversees the performance evaluation of the Board, its committees and individual Directors (see page 58); a reviews the tenure of each of the Non-Executive Directors; and a is responsible for the oversight of all matters relating to corporate governance, bringing any issues to the attention of the Board. Attendance at scheduled meetings Director Attendance Gerard Kleisterlee3/3 Luc Vandevelde 3/3 Anthony Watson (Stepped down from the Board in July 2014)1/1 Philip Yea 3/3 Key objective: to make sure the Board comprises individuals with the necessary skills, knowledge and experience to ensure that it is effective in discharging its responsibilities and to have oversight of all matters relating to corporate governance.

Board committees (continued) In March, the Committee reviewed the Board’s diversity policy and agreed that since the Board had achieved its aspiration of 25% female presence on the Board, the Board diversity policy should be updated to reflect that achievement and should state the intention to maintain that level, subject to suitable candidates being available. We continue to focus on encouraging diversity of business skills and experience, recognising that Directors with diverse skills sets, capabilities and experience gained from different geographic and cultural backgrounds enhance the Board. Further information, including the proportions of women in senior management, is shown in “Our people” on pages 28 and in “Board Diversity” on page 61. During the year, in the context of its corporate governance responsibilities, the Committee received a report from the Group General Counsel and Company Secretary on developments in corporate governance that affect the Company. It also discussed the methodology to be adopted for the 2015 review of the effectiveness of the Board, its committees and the Directors. The Committee also assessed the independence of the Directors and whether there were any potential conflicts of interest. The Committee concluded that all the Non-Executive Directors were independent, notwithstanding in the cases of Luc Vandevelde and Philip Yea (who did not participate in the relevant discussions) that they had served on the Board for more than nine years. The Committee, and the Board, considered the matter carefully and decided that both these Non-Executive Directors continue to demonstrate the qualities of independence and judgement in carrying out their roles, supporting the Executive Directors and senior management in an objective manner. The Committee reviewed the composition of the Board’s committees at the end of the financial year. The Committee also reviewed its effectiveness and discussed the outcomes of the overall 2015 Board effectiveness review, in advance of the Board as a whole considering those outcomes. In the next financial year, the Committee will meet four times, instead of three, to allow greater focus on executive succession planning. In the year ahead the Committee will continue to assess what enhancements should be made to the Board’s and committees’ composition and will continue to monitor developments to ensure the Company remains at the forefront of good governance practices. /s/ Gerard Kleisterlee Gerard Kleisterlee On behalf of the Nominations and Governance Committee 19 May 2015 70 Remuneration Committee “Our remuneration policy and executive pay packages are designed to be competitive and drive behaviour in order to achieve long-term strategic goals. When making decisions we are mindful of the wider economic conditions and shareholder feedback.” Membership Chairman (pictured right): Luc Vandevelde Independent Non-Executive Director Valerie Gooding Independent Non-Executive Director Renee James Independent Non-Executive Director Samuel Jonah Independent Non-Executive Director Key objective: to assess and make recommendations to the Board on the policies for executive remuneration and packages for the individual Executive Directors. Responsibilities: a determining, on behalf of the Board, the policy on the remuneration of the Chairman of the Board, the Executive Directors and the senior management team; a determining the total remuneration packages for these individuals including any compensation on termination of office; a operating within recognised principles of good governance; and a preparing an Annual Report on Directors’ remuneration. Committee meetings No one other than a member of the Committee is entitled to be present at its meetings. The Chairman of the Board and the Chief Executive may attend the Committee’s meetings by invitation but they do not attend when their individual remuneration is discussed. No Director is involved in deciding his or her own remuneration. The Committee met five times during the year. Main activities of the Committee during the year A detailed report to shareholders from the Committee on behalf of the Board in which, amongst other things, I have included a description of the Committee’s activities during the year, is contained in “Directors’ remuneration” on pages 75 to 91. Attendance at scheduled meetings Director Attendance Luc Vandevelde 5/5 Philip Yea (member until November 2014) 3/3 Renee James 5/5 Samuel Jonah 5/5 Valerie Gooding (member from February 2015) 2/2

Risk and Compliance Committee reports can be made to the Audit and markets, business continuity management on the culture of compliance across the Up whistleblowing channel, the results of the The Disclosure Committee, appointed timeliness of Company disclosures, oversees information and other information material to be fair, balanced and understandable. and Company Secretary (the Chair), Regional Controller, the Group Investor Relations Development Director and the Group External 71 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Other committees This is a sub-committee of the Executive Committee comprising three Executive Committee members. It is appointed to assist the Executive Committee to fulfil its accountabilities with regard to risk management and policy compliance. In particular, the Committee conducts deep dives into key compliance risks to assess whether they are being effectively managed, approves changes to policies, and maintains an overview of the status of compliance throughout Vodafone so clear and accurate Risk Committee twice a year. Deep dives this year covered the policies relating to network resilience, branded partner and the Group Enterprise business. The Committee also received regular reports organisation including the use of the Speak People Survey and completion of mandatory training programmes on the Code of Conduct. Disclosure Committee by the Chief Executive and Chief Financial Officer to ensure the accuracy and and approves controls and procedures in relation to the public disclosure of financial to shareholders. It also supports the Board in evaluating the Annual Report It is composed of the Group General Counsel Financial Directors, the Group Financial Director, the Group Strategy and Business Affairs Director. Executive Committee Membership Chairman (pictured right): Vittorio Colao Chief Executive The Executive Committee includes the Executive Directors and the senior managers. Committee meetings The Executive Committee meets 11 times a year. Topics covered by the Committee include: a strategy; a substantial business developments and projects; a Chief Executive update on the business and business environment; a regional Chief Executives’ updates; a Group function heads’ updates; a talent; a presentations from various function heads, for example, the Group Financial Controller, the Group Audit Director and the Group Risk and Compliance Director; and a competitor performance analysis. Annually, the Executive Committee, together with the chief executives of the major operating companies, conducts a strategy review to identify key strategic issues to be presented to the Board. The agreed strategy is then used as a basis for developing the upcoming budget and three year operating plans. The Committee members’ biographical details are set out on pages 54 and 55 and at vodafone.com/exco. Key objective: Under the leadership of the Chief Executive, is responsible for Vodafone’s overall business and affairs including delivery of strategy, financial structure and planning, financial and competitive performance and succession planning.

Compliance with the 2012 UK Corporate Governance Code Throughout the year ended 31 March 2015 and to the date of this document, we complied with the provisions and applied the main principles of the 2012 version of the UK Corporate Governance Code (the ‘Code’). The Code can be found on the FRC website (frc.org.uk). We note that the 2014 version of the UK Corporate Governance Code will apply to us for the first time in the 2016 financial year and we intend to be in compliance. We describe how we have applied the main principles of the 2012 Code in this table, cross referring to other parts of this Annual Report for further information on internal control and risk management and Directors’ remuneration. This table is intended to assist with the evaluation of our compliance during the year and should be read in conjunction with the Governance section as a whole. Headings in the table correspond to the headings in the Code. A. Leadership A.1 – The role of the Board The Board’s responsibilities are set out in the governance framework outlined on page 51. The Board held seven scheduled meetings during the year and holds additional meetings, as required. All Directors are expected, wherever possible, to attend all Board and relevant Committee meetings, and the annual general meeting. Details of Board meetings attendance for the year are set out on page 53. A.2 – Division of responsibilities The roles of the Chairman and Chief Executive are separate and the key responsibilities of each are set out on page 51. A.3 – The Chairman The role of the Chairman is set out on page 51. Board meetings are arranged to ensure sufficient time is available for the discussion of all items. In accordance with the Code, the Chairman was independent on appointment. B.4 – Development for nine years and, in accordance with the Code, assists the Chairman in ensuring that all Directors Nick Read was appointed as Chief Financial Officer and advises the Board on corporate governance Furse were appointed as Non-Executive Directors is a matter for the Board as a whole. Döpfner was appointed as a Non-Executive Director 72 Vodafone Group Plc Annual Report on Form 20-F 2015 B. Effectiveness B.1 – The composition of the Board 2006. Where authorisation is granted, it would Our Board consists of 13 Directors, ten of whom be recorded in a register of potential conflicts and served throughout the year. There are nine Non-reviewed periodically. Directors are responsible Executive Directors, in addition to the Chairman for notifying the Company Secretary if they and three Executive Directors on the Board. become aware of actual or potential conflicts Changes made to the composition of the Board or a change in circumstances relating to an existing and Committees during the year are set out in the authorisation. The Executive Directors’ service Nominations and Governance Committee Report. contracts and Non-Executive appointment letters The balance and independence of our Board is kept are available for inspection at our registered office under review by our Nominations and Governance and will be available for inspection at our annual Committee. Luc Vandevelde will be stepping down general meeting. from the Board at the annual general meeting in July 2015, having served 11 years as a Non-Executive Details of Board induction and training and Director. Philip Yea will have served on the Board development is set out on page 59. the Board has determined that Philip continues B.5 – Information and support to demonstrate qualities of independence and The Board recognises that there may be occasions judgement in carrying out his role, supporting when one or more of the Directors feels the Executive Directors and senior management it is necessary to take independent legal and/ in an objective manner. His length of service and or financial advice at the Company’s expense. resulting experience is of great benefit to the Board. There is an agreed procedure to enable them Nick Land and Samuel Jonah have served on the to do so which is managed by the Company Board for eight and six years respectively. The Board Secretary. No such independent advice was sought considers that all of the Non-Executive Directorsin the 2015 financial year. The Company Secretary bring strong independent oversight and continue also assists the Chairman by organising induction to demonstrate independence. and training programmes, is responsible for ensuring B.2 – Appointments to the Board that the correct Board procedures are followed, in April 2014 and Sir Crispin Davis and Dame Clara have full and timely access to all relevant information in July and September 2014 respectively. Dr Mathias matters. The removal of the Company Secretary with effect from 1 April 2015. Further details on the B.6 – Evaluation process leading to their appointments are set Information on Board evaluation is set out out in the Nominations and Governance Report on page 58. on pages 69 and 70. B.7 – Election/Re-election B.3 – Commitment All Directors have submitted themselves for re-During the year, the Board considered the external election at the annual general meeting to be held commitments of its Chairman, Senior Independent on 28 July 2015 with the exception of Stephen Director and other Non-Executive Directors Pusey and Luc Vandevelde who will step down and is satisfied that these do not conflict with from the Board at the annual general meeting. their duties and time commitments as Directors The Nominations and Governance Committee of the Company. Details of our Directors’ other confirmed to the Board that the contributions made commitments are set out in their biographies by the Directors offering themselves for re-election on pages 52 and 53. Omid Kordestani stood at the annual general meeting in July 2015 continue down as a Non-Executive Director when he tookto be effective and that the Company should support on an executive role at Google. Changes to the their re-election. The biographies for our Directors commitments of all Directors are reported to the can be found on pages 52 and 53. Board. Directors complete an annual conflicts questionnaire. Any conflicts identified would be submitted to the Board for consideration and, as appropriate, authorisation in accordance with our articles of association and the Companies Act

A.4 – Non-Executive Directors Luc Vandevelde was Senior Independent Director during the year. The responsibilities of the Senior Independent Director include acting as a sounding board for the Chairman, serving as an intermediary for the other Directors, being available to shareholders if they have concerns which they have not been able to resolve through the normal channels, conducting an annual review of the performance of the Chairman, and in the event it should be necessary, convening a meeting of the Non-Executive Directors. In particular, Non-Executive Directors are responsible for bringing a wide range of skills and experience, including independent judgement on issues of strategy, performance and risk management, constructively challenging the strategy proposed by the Executive Directors, scrutinising and challenging performance across the Group’s business, assessing the risk and integrity of the financial information and controls and determining the Company’s policy for executive remuneration and the remuneration packages for the Executive Directors and the Chairman. The Chairman met with the Non- Executive Directors without the Executive Directors being present at every Board meeting during the year and individually with each Non-Executive Director as part of the Board effectiveness review process. C. Accountability C.1 – Financial and business reporting The Directors’ statement of responsibility regarding the financial statements, including the going concern assessment, is set out on pages 94 and 95. A further statement is provided on page 94 confirming that the Board considers that the Annual Report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s performance, business model and strategy. C.2 – Risk management and internal control An overview of the Group’s framework for identifying and managing risk is set out on pages 32 to 37. The Board has overall responsibility for the system of internal control. A sound system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material mistreatment or loss. The Board has established procedures that implement in full the Turnbull Guidance “Internal Control: Revised Guidance for Directors on the Combined Code” for the year under review and to the date of this Annual Report. These procedures, which are subject to regular review provide an ongoing process for identifying, evaluating and managing the significant risks we face. Further information on the Board’s responsibility for system of internal control and risk management can be found in the Director’s statement of responsibility on page 95 and further information on the oversight of the Group’s system of internal control and the monitoring of the Group’s risk management system and its effectiveness can be found in the Audit and Risk Committee report on pages 63 to 68. C.3 – Audit Committee and auditor The Board has delegated a number of responsibilities to the Audit and Risk Committee including governance over the appropriateness of the performance of both the internal audit function and external auditor and oversight of the Group’s systems of internal controls. Further details of the composition of the Audit and Risk Committee and its activities are set out in the Audit and Risk Committee Report on pages 63 to 68 and the terms of reference for the Audit and Risk Committee can be found at vodafone.com/governance. D. Remuneration D.1 – The level and components of remuneration The Remuneration Committee assesses and makes recommendations to the Board on the policies for the executive remuneration and packages for the individual Directors. For more information, see the Remuneration Committee Report on page 70 and Directors’ Remuneration on pages 75 to 91. D.2 – Procedure The Board has delegated a number of responsibilities to the Remuneration Committee, including determining the policy on remuneration of the Chairman, executives and senior management team. Full details are set out in the terms of reference for the Committee published at vodafone.com/governance. E. Relations with shareholders E.1 – Dialogue with shareholders The Chairman has overall responsibility for ensuring that there is effective communication with investors and that the Board understands the views of major shareholders on matters such as governance and strategy. The Chairman makes himself available to meet shareholders for this purpose. The Senior Independent Director and other members of the Board are also available to meet major investors on request. Further information on how we engage with our shareholders can be found on page 62. E.2 – Constructive use of the annual general meeting Our annual general meeting will be held on 28 July 2015 and is an opportunity for shareholders to vote on certain aspects of Group business and present questions to the Board. A summary presentation of the full year results is given before the Chairman deals with the formal business of the meeting. All shareholders can question any member of the Board both during the meeting and informally afterwards. The Board encourages participation of investors at the annual general meeting. The annual general meeting is also broadcast live and on demand on our website at vodafone.com/agm. Voting on all resolutions at the annual general meeting is on a poll. The proxy votes cast, including details of the votes withheld are disclosed to those in attendance at the meeting and the results are published on our website and announced via the Regulatory News Service. A copy of our notice of meeting can be found at vodafone.com/agm. 73

Our US listing requirements 74 Vodafone Group Plc Annual Report on Form 20-F 2015 As Vodafone’s American depositary shares are listed on NASDAQ Stock Market LLC (‘NASDAQ’), we are required to disclose a summary of any material differences between the corporate governance practices we follow and those of US companies listed on NASDAQ. Vodafone’s corporate governance practices are primarily based on UK requirements but substantially conform to those required of US companies listed on NASDAQ. The material differences are set out in the following table: Board member independence Different tests of independence for Board members are applied under the Code and the NASDAQ listing rules. The Board is not required to take into consideration NASDAQ’s detailed definitions of independence as set out in the NASDAQ listing rules. The Board has carried out an assessment based on the independence requirements of the Code and has determined that, in its judgement, each of Vodafone’s Non-Executive Directors is independent within the meaning of those requirements. Committees The NASDAQ listing rules require US companies to have a nominations committee, an audit committee and a compensation committee, each composed entirely of independent directors, with the nominations committee and the audit committee each required to have a written charter which addresses the committee’s purpose and responsibilities, and the compensation committee having sole authority and adequate funding to engage compensation consultants, independent legal counsel and other compensation advisors. a Our Nominations and Governance Committee is chaired by the Chairman of the Board and its other members are independent Non-Executive Directors a Our Remuneration Committee is composed entirely of independent Non-Executive Directors a Our Audit and Risk Committee is composed entirely of Non-Executive Directors, each of whom (i) the Board has determined to be independent based on the independence requirements of the Code and (ii) meets the independence requirements of the Exchange Act a We have terms of reference for our Nominations and Governance Committee, Audit and Risk Committee and Remuneration Committee, each of which complies with the requirements of the Code and is available for inspection on our website at vodafone.com/governance a These terms of reference are generally responsive to the relevant NASDAQ listing rules but may not address all aspects of these rules Code of Ethics and Code of Conduct Under the NASDAQ listing rules, US companies must adopt a Code of Conduct applicable to all directors, officers and employees that complies with the definition of a “code of ethics” set out in section 406 of the Sarbanes-Oxley Act. a We have adopted a Code of Ethics that complies with section 406 of the Sarbanes-Oxley Act which is applicable only to the senior financial and principal executive officers, and which is available on our website at vodafone.com/governance a We have also adopted a separate Code of Conduct which applies to all employees Quorum The quorum required for shareholder meetings, in accordance with our articles of association, is two shareholders, regardless of the level of their aggregate share ownership, while US companies listed on NASDAQ are required by the NASDAQ listing rules to have a minimum quorum of 33.33% of the shareholders of ordinary shares for shareholder meetings. Related party transactions In lieu of obtaining an independent review of related party transactions for conflicts of interests in accordance with the NASDAQ listing rules, we seek shareholder approval for related party transactions that (i) meet certain financial thresholds or (ii) have unusual features in accordance with the Listing Rules issued by the FCA in the United Kingdom (the ‘Listing Rules’), the Companies Act 2006 and our articles of association. Further, we use the definition of a transaction with a related party as set out in the Listing Rules, which differs in certain respects from the definition of related party transaction in the NASDAQ listing rules. Shareholder approval When determining whether shareholder approval is required for a proposed transaction, we comply with both the NASDAQ listing rules and the Listing Rules. Under the NASDAQ listing rules, whether shareholder approval is required for a transaction depends on, among other things, the percentage of shares to be issued or sold in connection with the transaction. Under the Listing Rules, whether shareholder approval is required for a transaction depends on, among other things, whether the size of a transaction exceeds a certain percentage of the size of the listed company undertaking the transaction.

Directors’ remuneration 75 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Committee Chairman During a year in which we celebrated the As noted above, and illustrated elsewhere during 2015 Britain’s first ever mobile phone call, it is with progress on the operational improvement performance against the four equally Company and our industry have come that hard work demonstrated by our colleagues adjusted EBITDA, adjusted free cash flow remuneration report.to expand our 4G coverage in Europe whilst resulted in a payout equivalent to 56.0% for both Vodafone and the wider industry, Further strengthening and expanding by below target competitive performance. progress on Project Spring which represents a market leader, and the first choice for data, In line with our commitment to the disclosure in our history. In 2013 this project saw maintaining our position as a leading provider targets for the 2015 GSTIP are provided continued dedication to providing excellent a the continued progression of our Project 31 March 2015. Despite TSR performance through £9.2 billion of capital expenditure behaviours and values demonstrated was not met, and therefore the award lapsed to drive through the appropriate application now reaches over 20 million customers Looking forward – pleased to see shareholders display now stands at 72% and is set to reach over The strong progress made in 2015 in respect the Committee continues to review our a the growth in our fixed broadband base it remains aligned with our Company organic growth and the acquisition of Ono include customer care, our retail and Following our latest review, no changes to our and the simplification of our tariff and policy are proposed for 2016. Pages 22 to 27 these areas and combining them with the As discussed below, this particular strategic Letter from the Remuneration Luc Vandevelde Chairman of the Remuneration Committee Dear fellow shareholder Performance during 2015 Remuneration outcomes 30th anniversary of our network carrying in this report, 2015 saw us make strong Under our annual bonus plan (‘GSTIP’) great perspective on how far both our phase of Project Spring. As a result of the weighted measures of service revenue, I am pleased to present Vodafone’s 2015 throughout the Company, we have continued and competitive performance assessment simultaneously accelerating our growth of maximum. This reflected a stronger It is fitting that during a year in which in data traffic across all of our markets. adjusted EBITDA and cash flow performance we celebrated such a historic milestone against target which was partially offset the backdrop for this year’s report is our our network is pivotal to our aim of being the largest capital investment programme in our targeted emerging markets whilst also of annual bonus targets, further details of the us commit around £19 billion over two years in Europe. on page 84. to expand our networks and services across It is in this context that I am pleased to reflect The 2013 GLTI award (granted in July 2012) our major markets in Europe, Asia and Africa. on the following strategic and operation alwas based on a combination of adjusted free This programme is testament to our objective headlines from the year: cash flow and TSR performance measured of being an innovative market leader and our over the three financial years ending customer experience. Spring investment programme, illustrated of 6.5% above the median of the comparator Crucial to this continued success are the during the year; group, the adjusted free cash flow target by our management team, which we seek a the expansion of our 4G coverage which in full. of our remuneration policy. I was therefore across 18 markets. Our European coverage strategic focus for 2016 overwhelming support for our Policy 90% next year; of the operational improvement phase Report, which was approved with a vote a the increasing take-up of 3G amongst our of Project Spring has laid the foundations of 96% at the 2014 annual general meeting. customers in emerging markets; andrequired to implement the “customer Notwithstanding such strong support, experience” phase of the programme. policy on an annual basis so as to ensure by 2.8 million customers both through Key areas of focus during this phase strategy and the views of our shareholders. and Hellas Online. digital platforms, the roaming experience, More on Project Spring progress: product offerings. By further strengthening significant investment made in our network, we aim to deliver a “best in class” experience to all Vodafone customers. focus for 2016 is reflected in the measures that will be used to determine performance for the 2016 GSTIP, helping to ensure appropriate alignment between our short-term variable incentive and immediate strategic priorities. Contents of the remuneration report Remuneration policy Page 77 The remuneration policy table Page 78 Chairman and Non-Executive Directors’ remuneration Page 82 Annual Report on remuneration Page 83 Remuneration Committee Page 83 2015 remuneration Page 84 2016 remuneration Page 90 Further remuneration information Page 91

Directors’ remuneration (continued) Application of policy in 2016 At the time of presenting our Policy Report to shareholders for approval at the 2014 It is for this purpose that the Committee retains the discretion to alter final outcomes under our annual bonus plan a we offer competitive and fair rates of pay and benefits to attract and retain the best people; annual general meeting, it was envisaged where the formulaic payout is deemed  that the policy would remain unchanged for three years. Following a review during the year, the Committee agreed that the policy continues to remain both appropriate and effective, and therefore no changes are proposed for the coming year. However in order to ensure our arrangements are focused on driving our latest strategic priorities, a number of changes to the GSTIP that remain within our policy framework have been made. These changes are outlined below and follow on from consultation with a number of our largest shareholders earlier this year: to be inappropriate. This includes the potential to reduce any payout under the strategic element of the bonus, if such a formulaic payout is deemed inappropriate in light of wider financial performance. Whilst we will not be seeking approval of our remuneration policy at the 2015 annual general meeting, the full policy report has been included in this report for reference. Corporate governance Vodafone continues to set demanding share ownership goals for our Executive Directors. The Committee is pleased to see that all a our policy and practices aim to drive behaviours that support our Company strategy and business objectives; a our “pay for performance” approach means that our incentive plans only deliver significant rewards if and when they are justified by performance; and a our approach to share ownership is designed to help maintain commitment over the long term, and to ensure that the interests of our senior management team are aligned with those of shareholders.  three Executive Directors have voluntarily Finally, following the conclusion of the 2015 a the balance of performance measures for the 2016 GSTIP will be weighted 60% in respect of the financial measures, and 40% in respect of the strategic measures. exceeded these guidelines by a significant margin, including Nick Read who only joined the Board this year. During the year, the UK Corporate annual general meeting which is to be held on 28 July 2015, I will be stepping down both as Chairman of the Remuneration Committee and from the Board. I would therefore like to thank you, our shareholders, for the  Governance Code was updated to include, continued support and engagement that you a in light of this increase in weighting, the Competitive Performance assessment measure previously used under the GSTIP will be replaced with Customer Appreciation KPIs. This will see brand consideration metrics added to the strategic element of the GSTIP, with net promoter score (‘NPS’) also retained as a measure. Other relevant indicators of strategic performance will also be considered in assessing final outcomes. Further information on how these measures will be assessed is provided on page 90. on a comply or explain basis, a requirement to include malus and clawback provisions in respect of all variable elements of executive remuneration. The Committee determined that the current malus provisions, which allow unvested awards to be lapsed either wholly or in part, will be retained for 2016. Further, the Committee has agreed to introduce an appropriate clawback provision to our remuneration policy on the next occasion that the policy report is put forward for shareholder approval. Conclusion have displayed throughout my tenure, as well as the other members of the Committee for ensuring debate has always remained challenging, thought-provoking and, above all, focused on the needs of our stakeholders. I will be succeeded by Valerie Gooding who I look forward to introducing at our 2015 annual general meeting. /s/ Luc Vandevelde Luc Vandevelde Chairman of the Remuneration Committee 19 May 2015  This is an exciting time to be a shareholder The above changes remain in line with our shareholder approved remuneration policy which allows up to 50% of GSTIP opportunity to be based on strategic measures. The Committee is however aware of wider market concerns regarding the formulaic calculation of annual bonus payouts, and the potential for such arrangements to deliver value regardless of wider Company performance. 76 of Vodafone, with the maturity of Project Spring set to lay the foundations for the next step in our Company’s history. Whilst our remuneration policy remains an important tool in driving these goals, the Committee remains aware of external concerns regarding executive compensation and will continue to work within the principles which underpin our approach to executive remuneration to ensure our arrangements remain effective but fair. These principles, which remain unchanged from last year, are as follows:

Remuneration policy In this forward-looking section we describe our remuneration policy for the Board. This includes our considerations when determining policy, a description of the elements of the reward package and an indication of the potential future value of this package for each of the Executive Directors. In addition we describe our policy applied to the Chairman and Non-Executive Directors. Our remuneration policy was approved by shareholders at the 2014 annual general meeting, and took effect from this point. Whilst we do not envisage making any changes to our policy prior to the 2017 annual general meeting, we conduct annual reviews to ensure that it continues to support our Company strategy. If we feel it is necessary to make a change to our policy prior to the end of this three year period, we will seek shareholder approval. No changes have been made to our policy since its approval at the 2014 annual general meeting which was held on 29 July 2014. Our approved Policy Report is available on our website at vodafone.com, and has been included in full below as set out in the 2014 Annual Report. Considerations when determining remuneration policy Our remuneration principles which are outlined on page 76 are the context for our policy. Our principal consideration when determining remuneration policy is to ensure that it supports our Company strategy and business objectives. The views of our shareholders are also taken into account when determining executive pay. In advance of asking for approval for the remuneration policy we have consulted with our major shareholders. We invited our top 20 shareholders to comment on remuneration at Vodafone and several meetings between shareholders and the Remuneration Committee Chairman took place. The main topics of consultation were as follows: a new share plan rules for which we will seek shareholder approval at the 2014 annual general meeting; a changes to executive remuneration arrangements (reduction of maximum long-term incentive vesting levels and pension provision); and a impact of Project Spring on Free Cash Flow performance under the global long-term incentive plan (‘GLTI’). We have not consulted with employees on the executive remuneration policy nor is any fixed remuneration comparison measurement used. However, when determining the policy for Executive Directors, we have been mindful of the pay and employment conditions of employees in Vodafone Group as a whole, with particular reference to the market in which the executive is based. Further information on our remuneration policy for other employees is given on page 80. Performance measures and targets Our Company strategy and business objectives are the primary consideration when we are selecting performance measures for our incentive plans. The targets within our incentive plans that are related to internal financial measures (such as revenue, profit and cash flow) are typically determined based on our budgets. Targets for strategic and external measures (such as competitive performance and Total Shareholder Return (‘TSR’)) are set based on Company objectives and in light of the competitive marketplace. The threshold and maximum levels of performance are set to reflect minimum acceptable levels at threshold and very stretching but achievable levels at maximum. As in previous remuneration reports we will disclose the details of our performance targets for our short and long-term incentive plans. However, our annual bonus targets are commercially sensitive and therefore we will only disclose our targets in the remuneration report following the completion of the financial year. We will disclose the targets for each long-term award in the remuneration report for the financial year preceding the start of the performance period. At the end of each performance period we review performance against the targets, using judgement to account for items such as (but not limited to) mergers, acquisitions, disposals, foreign exchange rate movements, changes in accounting treatment, material one-off tax settlements etc. The application of judgement is important to ensure that the final assessments of performance are fair and appropriate. In addition, the Remuneration Committee reviews the incentive plan results before any payments are made to executives or any shares vest and has full discretion to adjust the final payment or vesting downwards if they believe circumstances warrant it. In particular, the Committee may use discretion to clawback any unvested share award (or vested but unexercised options) as it sees appropriate, in which case the award may lapse wholly or in part, may vest to a lesser extent than it would otherwise have vested or vesting may be delayed. 77 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information

Directors’ remuneration (continued) Remuneration policy (continued) The remuneration policy table The table below summarises the main components of the reward package for Executive Directors. Purpose and link to strategy Operation a Performance over the financial year is measured against set at the start of the financial year. a Long-term incentive base awards consist of performance based on Group operational and external performance. 78 Vodafone Group Plc Annual Report on Form 20-F 2015 Base salary a To attract and retain the best talent. a Salaries are usually reviewed annually and fixed for 12 months commencing 1 July. Decision is influenced by: a level of skill, experience and scope of responsibilities of individual; a business performance, scarcity of talent, economic climate and market conditions; a increases elsewhere within the Group; and a external comparator groups (which are used for reference purposes only) made up of companies of similar size and complexity to Vodafone. Pension a To remain competitive within the marketplace. a Executive Directors may choose to participate in the defined contribution pension scheme or to receive a cash allowance in lieu of pension. Benefits a To aid retention and remain competitive within the marketplace. a Travel related benefits. This may include (but is not limited to) company car or cash allowance, fuel and access to a driver where appropriate. a Private medical, death and disability insurance and annual health checks. a In the event that we ask an individual to relocate we would offer them support in line with Vodafone’s relocation or international assignment policies. This may cover (but is not limited to) relocation, cost of living allowance, housing, home leave, education support, tax equalisation and advice. a Legal fees if appropriate. a Other benefits are also offered in line with the benefits offered to other employees for example, all-employee share plans, mobile phone discounts, maternity/paternity benefits, sick leave, paid holiday, etc. Annual Bonus – Global Short-Term Incentive Plan (‘GSTIP’) a To drive behaviour and communicate the key priorities for the year. a To motivate employees and incentivise delivery of performance over the one year operating cycle. a The financial metrics are designed to both drive our growth strategies whilst also focusing on improving operating efficiencies. Measuring competitive performance with its heavy reliance on net promoter score (‘NPS’) means providing a great customer experience remains at the heart of what we do. a Bonus levels and the appropriateness of measures and weightings are reviewed annually to ensure they continue to support our strategy. stretching financial and non-financial performance targets a The annual bonus is usually paid in cash in June each year for performance over the previous year. Long-Term Incentive – Global Long-Term Incentive Plan (‘GLTI’) base awards and co-investment awards (further details can be found in the notes that follow this table) a To motivate and incentivise delivery of sustained performance over the long term. a To support and encourage greater shareholder alignment through a high level of personal financial commitment. a The use of free cash flow as the principal performance measure ensures we apply prudent cash management and rigorous capital discipline to our investment decisions, whilst the use of TSR along with a performance period of not less than three years means that we are focused on the long-term interests of our shareholders. a Award levels and the framework for determining vesting are reviewed annually to ensure they continue to support our strategy. shares which are granted each year. a Individuals must co-invest in Vodafone shares and hold them in trust for at least three years in order to receive the full target award. a All awards vest not less than three years after the award a Dividend equivalents are paid in cash after the vesting date.

Opportunity Performance metrics performance measure. 79 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information a Average salary increases for existing Executive Committee members (including Executive Directors) will not normally exceed average increases for employees in other appropriate parts of the Group. Increases above this level may be made in specific situations. These situations could include (but are not limited to) internal promotions, changes to role, material changes to the business and exceptional company performance. None. a The pension contribution or cash payment is equal to 30% of annual gross salary. In light of pension levels elsewhere in the Group we have decided to reduce the pension benefits level from 30% to no more than 24% from November 2015. None. a Benefits will be provided in line with appropriate levels indicated by local market practice in the country of employment. a We expect to maintain benefits at the current level but the value of benefit may fluctuate depending on, amongst other things, personal situation, insurance premiums and other external factors. None. a Bonuses can range from 0–200% of base salary, with 100% paid for on-target performance. Maximum is only paid out for exceptional performance. a Performance over each financial year is measured against stretching targets set at the beginning of the year. a The performance measures normally comprise of a mix of financial and strategic measures. Financial measures may include (but are not limited to) profit, revenue and cash flow with a weighting of no less than 50%. Strategic measures may include (but are not limited to) competitive performance metrics such as net promoter score and market share. a The basic target award level is 137.5% of base salary for the Chief Executive (110% for other Executive Directors). a The target award level may increase up to 237.5% of base salary for the Chief Executive (or 210% for others) if the individual commits to a co-investment in shares equal in value to their base salary. a Minimum vesting is 0% of target award level, threshold vesting is 50% and maximum vesting is 250% of the target award level. a Maximum long-term incentive face value at award of 594% of base salary for the Chief Executive (237.5% x 250%) and 525% for others. a The awards that vest accrue cash dividend equivalents over the three year vesting period. a Awards vest to the extent performance conditions are satisfied. There is a mandatory holding period where 50% of the post-tax shares are released after vesting, a further 25% after the first anniversary of vesting, and the remaining 25% will be released after the second anniversary. a Performance is measured against stretching targets set at the beginning of the performance period. a Vesting is determined based on a matrix of two measures: a adjusted free cash flow as our operational performance measure; and a relative TSR against a peer group of companies as our external

Directors’ remuneration (continued) Remuneration policy (continued) Notes to the remuneration policy table Existing arrangements We will honour existing awards to Executive Directors, and incentives, benefits and contractual arrangements made to individuals prior to their promotion to the Board. This will last until the existing incentives vest (or lapse) or the benefits or contractual arrangements no longer apply. Long-Term Incentive (‘GLTI’) When referring to our long-term incentive awards we use the financial year end in which the award was made. For example, the ‘2013 award’ was made in the financial year ending 31 March 2013. The awards are usually made in the first half of the financial year (the 2013 award was made in July 2012). The extent to which awards vest depends on two performance conditions: a underlying operational performance as measured by adjusted free cash flow; and a relative Total Shareholder Return (‘TSR’) against a peer group median. Adjusted free cash flow The free cash flow performance is based on the cumulative adjusted free cash flow figure over the performance period. The detailed targets and the definition of adjusted free cash flow are determined each year as appropriate. The target adjusted free cash flow level is set by reference to our long-range plan and market expectations. We consider the targets to be critical to the Company’s long-term success and its ability to maximise shareholder value, and to be in line with the strategic goals of the Company. The Remuneration Committee sets these targets to be sufficiently demanding with significant stretch where only outstanding performance will be rewarded with a maximum payout. The cumulative adjusted free cash flow vesting levels as a percentage of target are shown in the table below (with linear interpolation between points): Performance Vesting percentage Below threshold Threshold Target Maximum 0% 50% 100% 125% TSR outperformance of a peer group median We have a limited number of appropriate peers and this makes the measurement of a relative ranking system volatile. As such, the outperformance of the median of a peer group is felt to be the most appropriate TSR measure. The peer group for the performance condition is reviewed each year and amended as appropriate. The relative TSR position determines the performance multiplier. This will be applied to the adjusted free cash flow vesting percentage. There will be no multiplier until TSR performance exceeds median. Above median, the following table will apply (with linear interpolation between points): Multiplier Median Percentage outperformance of the peer group median equivalent to 65th percentile Percentage outperformance of the peer group median equivalent to 80th percentile No increase 1.5 times 2.0 times In order to determine the percentages for the equivalent outperformance levels above median, the Remuneration Committee seeks independent external advice. Combined vesting matrix The combination of the two performance measures gives a combined vesting matrix as follows (with linear interpolation between points): TSR outperformance Up to Median 65th percentile equivalent 80th percentile equivalent Adjusted free cash flow measure Below threshold Threshold Target Maximum 0% 50% 100% 125% 0% 75% 150% 187.5% 0% 100% 200% 250% The combined vesting percentages are applied to the target number of shares granted. Outstanding awards For the awards made in the 2013 and 2014 financial years (vesting in July 2015 and June 2016 respectively) the award structure is as set out above, except that the maximum vesting percentage for cumulative adjusted free cash flow was 150% leading to an overall maximum of 300% of target award. Remuneration policy for other employees While our remuneration policy follows the same fundamental principles across the Group, packages offered to employees reflect differences in market practice in the different countries, role and seniority. For example, the remuneration package elements for our Executive Directors are essentially the same as for the other Executive Committee members, with some small differences, for example higher levels of share awards. The remuneration for the next level of management, our senior leadership team, again follows the same principles but with differences such as local and individual performance aspects in the annual bonus targets and performance share awards. They also receive lower levels of share awards which are partly delivered in restricted shares. 80 Vodafone Group Plc Annual Report on Form 20-F 2015

Estimates of total future potential remuneration from 2015 pay packages The tables below provide estimates of the potential future remuneration for each of the Executive Directors based on the remuneration opportunity granted in the 2015 financial year and therefore do not reflect the latest remuneration information. Potential outcomes based on different performance scenarios are provided for each Executive Director. The assumptions underlying each scenario are described below. Fixed Consists of base salary, benefits and pension. Base salary is at 1 July 2014. Benefits are valued using the figures in the total remuneration for the 2014 financial year table on page 78 (of the 2014 report) and on a similar basis for Nick Read (promoted to the Board on 1 April 2014). Pensions are valued by applying cash allowance rate of 30% of base salary at 1 July 2014. Base (£’000) Benefits (£’000) Pension (£’000) Total fixed (£’000) Chief Executive 1,150 38 345 1,533 Chief Financial Officer 675 23 203 901 Chief Technology Officer 600 21 180 801 On target Based on what a Director would receive if performance was in line with plan. The target award opportunity for the annual bonus (‘GSTIP’) is 100% of base salary. The target award opportunity for the long-term incentive (‘GLTI’) is 237.5% of base salary for the Chief Executive and 210% for others. We assumed that TSR performance was at median. Maximum Two times the target award opportunity is payable under the annual bonus (‘GSTIP’). The maximum levels of performance for the long-term incentive (‘GLTI’) are 250% of target award opportunity. We assumed that TSR performance was at or above the 80th percentile equivalent. All scenarios Each executive is assumed to co-invest the maximum allowed under the long-term incentive (‘GLTI’), 100% of salary, and the long-term incentive (‘GLTI’) award reflects this. Long-term incentives consist of share awards only which are measured at face value i.e. no assumption for increase in share price or cash dividend equivalents payable. 23% Recruitment remuneration Our approach to recruitment remuneration is to pay no more than is necessary and appropriate to attract the right talent to the role. The remuneration policy table (pages 78 and 79) sets out the various components which would be considered for inclusion in the remuneration package for the appointment of an Executive Director. Any new Director’s remuneration package would include the same elements, and be subject to the same constraints, as those of the existing Directors performing similar roles. This means a potential maximum bonus opportunity of 200% of base salary and long-term incentive maximum face value of opportunity at award of 594% of base salary. When considering the remuneration arrangements of individuals recruited from external roles to the Board, we will take into account the remuneration package of that individual in their prior role. We only provide additional compensation to individuals for awards foregone. If necessary we will seek to replicate, as far as practicable, the level and timing of such remuneration, taking into account also any remaining performance requirements applying to it. This will be achieved by granting awards of cash or shares that vest over a timeframe similar to those forfeited and if appropriate based on performance conditions. A commensurate reduction in quantum will be applied where it is determined that the new awards are either not subject to performance conditions or subject to performance conditions that are not as stretching as those of the awards forfeited. 81 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Stephen Pusey, Chief Technology Officer £’000 12,000 10,000 8,000 6,000 61% £5,151 4,000 47% £2,661 2,000 £801 23% 30% 16% 0Fixed On target Maximum ¢ Salary and benefits ¢ Annual bonus ¢ Long-term incentive Nick Read, Chief Financial Officer (appointed 1 April 2014) £’000 12,000 10,000 8,000 £5,795 6,000 61% 4,000 47% £2,994 23% 2,000 £901 23% 30% 16% 0Fixed On target Maximum ¢ Salary and benefits ¢ Annual bonus ¢ Long-term incentive Vittorio Colao, Chief Executive £’000 12,000 64% £10,661 10,000 8,000 £5,414 6,000 51% 4,000 £1,533 21% 22% 2,000 28% 14% 0Fixed On target Maximum ¢ Salary and benefits ¢ Annual bonus ¢ Long-term incentive

Directors’ remuneration (continued) Remuneration policy (continued) Service contracts of Executive Directors After an initial term of up to two years Executive Directors’ contracts have rolling terms and are terminable on no more than 12 months’ notice. The key elements of the service contract for executives relate to remuneration, payments on loss of office (see below), and restrictions during active employment (and for 12 months thereafter). These restrictions include non-competition, non-solicitation of customers and employees etc. Additionally, all of the Company’s share plans contain provisions relating to a change of control. Outstanding awards and options would normally vest and become exercisable on a change of control to the extent that any performance condition has been satisfied and pro-rated to reflect the acceleration of vesting. Payments for departing executives In the table below we summarise the key elements of our policy on payment for loss of office. We will of course, always comply both with the relevant plan rules and local employment legislation. Provision Policy Notice period and compensation for loss of office in service contracts a 12 months’ notice from the Company to the Executive Director. a Up to 12 months’ base salary (in line with the notice period). Notice period payments will either be made as normal (if the executive continues to work during the notice period or is on gardening leave) or they will be made as monthly payments in lieu of notice (subject to mitigation if alternative employment is obtained). a The annual bonus will be pro-rated for the period of service during the financial year and will reflect the extent to which Company performance has been achieved. Treatment of annual bonus (‘GSTIP’) on termination under plan rules a The Remuneration Committee has discretion to reduce the entitlement to an annual bonus to reflect the individual’s performance and the circumstances of the termination. a An Executive Director’s award will vest in accordance with the terms of the plan and satisfaction of performance conditions measured at the normal completion of the performance period, with the award pro-rated for the proportion of the vesting period that had elapsed at the date of cessation of employment. Treatment of unvested long-term incentive awards (‘GLTI’) and co-investment awards on termination under plan rules a The Remuneration Committee has discretion to vary the level of vesting as deemed appropriate, and in particular to determine that awards should not vest in the case of a ‘bad leaver’ which may include, at their absolute discretion, departure in case of poor performance, departure without the agreement of the Board, or detrimental competitive activity. a Generally pension and benefit provisions will continue to apply until the termination date. Pension and benefits a Where appropriate other benefits may be receivable, such as (but not limited to) payments in lieu of accrued holiday and legal fees or tax advice costs in relation to the termination. a Benefits of relative small value may continue after termination where appropriate, such as (but not limited to) mobile phone provision. In exceptional circumstances, an arrangement may be established specifically to facilitate the exit of a particular individual albeit that any such arrangement would be made within the context of minimising the cost to the Group. We will only take such a course of action in exceptional circumstances and where it is considered to be in the best interests of shareholders. Chairman and Non-Executive Directors’ remuneration Our policy is for the Chairman to review the remuneration of Non-Executive Directors annually following consultation with the Remuneration Committee Chairman. Fees for the Chairman are set by the Remuneration Committee. Element Policy Fees a We aim to pay competitively for the role including consideration of the time commitment required. We benchmark the fees against an appropriate external comparator group. We pay fees to our Chairman and Senior Independent Director that include fees for chairmanship of any committees. We pay a fee to each of our other Non-Executive Directors and they receive an additional fee if they chair a committee. Non-executive fee levels are set within the maximum level as approved by shareholders as part of our articles of association. Allowances a An allowance is payable each time a non-Europe-based Non-Executive Director is required to travel to attend Board and committee meetings to reflect the additional time commitment involved. a Non-Executive Directors do not participate in any incentive plans. Incentives a Non-Executive Directors do not participate in any benefit plans. The Company does not provide any contribution to their pension arrangements. The Chairman is entitled to the use of a car and a driver whenever and wherever he is providing his services to or representing the Company. We have been advised that for Non-Executive Directors, certain travel and accommodation expenses in relation to attending Board meetings should be treated as a taxable benefit therefore we also cover the tax liability for these expenses. Benefits Non-Executive Director service contracts Non-Executive Directors are engaged on letters of appointment that set out their duties and responsibilities. The appointment of Non-Executive Directors may be terminated without compensation. Non-Executive Directors are generally not expected to serve for a period exceeding nine years. For further information refer to the “Nomination and Governance Committee” section of the Annual Report (pages 69 to 70). 82 Vodafone Group Plc Annual Report on Form 20-F 2015

Annual Report on remuneration Remuneration Committee In this section we give details of the composition of the Remuneration Committee and activities undertaken over the 2015 financial year. The Committee is comprised to exercise independent judgement and consists only of the following independent Non-Executive Directors: Chairman: Luc Vandevelde Committee members: Valerie Gooding (from 29 July 2014); Renee James; Samuel Jonah; Philip Yea (until 29 July 2014) The Committee regularly consults with Vittorio Colao, the Chief Executive, and Ronald Schellekens, the Group HR Director, on various matters relating to the appropriateness of awards for Executive Directors and senior executives, though they are not present when their own compensation is discussed. In addition, Adrian Jackson, the Group Reward and Policy Director, provides a perspective on information provided to the Committee, and requests information and analysis from external advisors as required. Rosemary Martin, the Group General Counsel and Company Secretary, advises the Committee on corporate governance guidelines and acts as secretary to the Committee. External advisors The Remuneration Committee seeks and considers advice from independent remuneration advisors where appropriate. The appointed advisors, Towers Watson, were selected through a thorough process led by the Chairman of the Remuneration Committee and were appointed by the Committee in 2007. The Chairman of the Remuneration Committee has direct access to the advisors as and when required, and the Committee determines the protocols by which the advisors interact with management in support of the Committee. The advice and recommendations of the external advisors are used as a guide, but do not serve as a substitute for thorough consideration of the issues by each Committee member. Advisors attend Committee meetings occasionally, as and when required by the Committee. Towers Watson are a member of the Remuneration Consultants’ Group and, as such, voluntarily operates under the Remuneration Consultants’ Group Code of Conduct in relation to executive remuneration consulting in the UK. This is based upon principles of transparency, integrity, objectivity, competence, due care and confidentiality by executive remuneration consultants. Towers Watson has confirmed that they adhered to that Code of Conduct throughout the year for all remuneration services provided to Vodafone and therefore the Committee are satisfied that they are independent and objective. The Remuneration Consultants’ Group Code of Conduct is available at remunerationconsultantsgroup.com. Fees for services provided to the Committee £’0001 Advisor Appointed by Services provided to the Committee Other services provided to the Company Towers Watson Remuneration Advice on market practice; Governance; Provide 56 Reward and benefits consultancy, provision of benchmark data and pension administration Committee in 2007 market data on executive and non-executive reward; Reward consultancy; Performance analysis Note: 1 Fees are determined on a time spent basis. 2014 annual general meeting At the 2014 annual general meeting there was a binding vote on our Remuneration Policy and an advisory vote on our Remuneration Report. Details of the voting outcomes are provided in the table below. Votes for % Votes against % Total votes Withheld Remuneration Policy 16,620,036,145 95.97% 698,459,069 4.03% 17,318,495,214 227,447,313 Remuneration Report 16,547,116,308 97.29% 461,161,775 2.71% 17,008,278,083 537,651,184 Meetings The Remuneration Committee had six formal meetings during the year. Outside these meetings there are frequent discussions usually by conference call. The principal agenda items at the formal meetings were as follows: Meeting Agenda items May 2014 a 2014 annual bonus achievement and 2015 targets and ranges a 2012 long-term incentive award vesting and 2015 targets and ranges a 2014 Directors’ remuneration report July 2014 a 2015 long-term incentive awards a Large local market CEO remuneration a 2016 reward strategy a Executive Committee remuneration a Corporate governance matters November 2014 a Succession planning for Stephen Pusey December 2014 a 2016 annual bonus framework February 2015 a 2015 reward packages for the Executive Committee a Non-Executive Director fee levels a Chairman’s fees a 2015 Directors’ remuneration report a Committee’s effectiveness and terms of reference a Risk assessment March 2015 83 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information

Directors’ remuneration (continued) Annual Report on remuneration (continued) 2015 remuneration In this section we summarise the pay packages awarded to our Executive Directors for performance in the 2015 financial year versus 2014. Specifically we have provided a table that shows all remuneration that was earned by each individual during the year and computed a single total remuneration figure for the year. The value of the annual bonus (‘GSTIP’) was earned during the year but will be paid out in cash in the following year and the value of the long-term incentive (‘GLTI’) shows the share awards which will vest in July 2015 as a result of the performance through the three year period ended at the completion of our financial year on 31 March 2015. The Remuneration Committee reviews all incentive awards prior to payment and uses judgement to ensure that the final assessments of performance are fair and appropriate. If circumstances warrant it, the Committee may adjust the final payment or vesting downwards. On this occasion, the Committee did not exercise its judgement considering the annual bonus (‘GSTIP’) payout and the final vesting level of the long-term incentives awards (‘GLTI’) reflected performance and were considered fair and appropriate. 2015 annual bonus (‘GSTIP’) payout (audited) In the table below we disclose our achievement against each of the performance measures and targets in our annual bonus (‘GSTIP’) and the resulting total annual bonus payout level for the year ended 31 March 2015 of 111.9%. This is applied to the target bonus level of 100% of base salary for each executive. Payout at target performance 100% Payout at maximum performance 200% Target performance level £bn Actual performance level1 £bn Actual payout % Performance measure Commentary Service revenue Adjusted EBITDA Adjusted free cash flow Competitive performance assessment, driven particularly by Net Promoter Score and relative market share 25% 25% 25% 25% 50% 50% 50% 50% 23.5% 29.7% 38.5% 20.2% 39.0 11.8 0.9 38.9 12.0 1.3 Actual performance slightly below budget Above budgeted performance in Europe Strong performance in both regions Net Promoter Score now ranks first in 11 markets, however there remains scope for improvement in Europe Compilation of market-by-market assessment Total annual bonus payout level 100% 200% 111.9% Note: 1 These figures are adjusted to include the removal of the impact of M&A, foreign exchange movements and any changes in accounting treatment. Base salary £’000 Target bonus % of base salary 2015 payout % of target Actual payment £’000 2015 annual bonus (‘GSTIP’) amounts Vittorio Colao Stephen Pusey Nick Read 1,150 600 675 100% 100% 100% 111.9% 111.9% 111.9% 1,287 671 755 84 Vodafone Group Plc Annual Report on Form 20-F 2015 Total remuneration for the 2015 financial year (audited) Vittorio Colao Stephen Pusey Nick Read1 2015 £’000 2014 £’000 2015 £’000 2014 £’000 2015 £’000 2014 £’000 Salary/fees 1,140 1,110 594575 675– Taxable benefits2 40 38 2121 28– Annual bonus: GSTIP (see below for further detail) 1,287 982 671509 755– Total long-term incentive: – 5,550 –1,858 –– GLTI vesting during the year3 – 4,716 –1,579 –– Cash in lieu of GLTI dividends4 – 834 –279 –– Cash in lieu of pension 342 333 178173 203– Other5 1 1 –– 1– Total 2,810 8,014 1,4643,136 1,662– Notes: 1 Nick Read was appointed to the Board on 1 April 2014. 2 Taxable benefits include amounts in respect of: – Private healthcare (2015: £1,854; 2014 £1,734); – Cash car allowance £19,200 p.a.; and – Travel (2015: Vittorio Colao £18,022; Nick Read £7,164; 2014: Vittorio Colao £17,155). 3 The value shown in the 2014 column is the award which vested on 28 June 2014 and is valued using the execution share price on 30 June 2014 of 196.19 pence. Please note that the values disclosed in this table in 2014 are slightly different as the value was based on an average of the closing share price over the last quarter of the 2014 financial year of 234.23 pence. 4 Participants also receive a cash award, equivalent in value to the dividends that would have been paid during the vesting period on any shares that vest. The cash in lieu of dividend value shown in 2014 relates to the award which vested on 28 June 2014. 5 Reflects the value of the SAYE benefit which is calculated as £250 x 12 months x 20% to reflect the discount applied based on savings made during the year.

Long-term incentive (‘GLTI’) award vesting in July 2015 (audited) The 2013 long-term incentive (‘GLTI’) awards which were made in July 2012 will lapse in full in July 2015. The performance conditions for the three year period ending in the 2015 financial year are as follows: TSR outperformance TSR peer group BT Group Deutsche Telekom Orange Telecom Italia Telefónica 0% (Up to median) 4.5% (65th percentile equivalent) 9% (80th percentile equivalent) Adjusted free cash flow measure £bn Below threshold Threshold Target Maximum <15.4 15.4 17.9 20.4 0% 50% 100% 150% 0% 75% 150% 225% 0% 100% 200% 300% Emerging market composite (consists of the average TSR performance of Bharti, MTN and Turkcell) Adjusted free cash flow for the three year period ended on 31 March 2015 was £14.8 billion which compares with a threshold of £15.4 billion and a target of £17.9 billion. The chart to the right shows that our TSR performance against our peer group for the same period resulted in an outperformance of the median by 6.5% a year. Using the combined payout matrix above, this performance resulted in a payout of 0.0% of target. The combined vesting percentages are applied to the target number of shares granted as shown below. 146 140 106 104 110 107 97 103 102 93 100 100 Adjusted free cash flow performance payout % of target Maximum number of shares Target number of shares Value of shares vesting (‘000) Overall vesting % of target Number of shares vesting 2013 GLTI performance share awards vesting in July 2015 TSR multiplier Vittorio Colao Stephen Pusey Nick Read1 4,511,080 2,072,397 1,880,086 1,503,693 690,799 626,695 0.0% 0.0% 0.0% 1.7 times 1.7 times 1.7 times 0.0% 0.0% 0.0% 0 0 0 £0 £0 £0 Notes: 1 Nick Read was appointed to the Board on 1 April 2014. His award in the table above reflects a grant made prior to his appointment to the main Board. These share awards will lapse on 3 July 2015. Specified procedures are performed by PricewaterhouseCoopers LLP over the adjusted free cash flow to assist with the Committee’s assessment of performance. The performance assessment in respect of the TSR outperformance of the peer group median is undertaken by Towers Watson. Details of how the plan works can be found on pages 78 to 80. Long-term incentive (‘GLTI’) awarded during the year (audited) The 2015 long-term incentive awards made in June 2014 under the Global Long-Term Incentive Plan (‘GLTI’). The performance conditions are a combination of adjusted free cash flow and TSR performance as follows: TSR outperformance TSR peer group Bharti BT Group Deutsche Telekom MTN Orange Telecom Italia Telefónica 0% (Up to median) 5% (65th percentile equivalent) 10% (80th percentile equivalent) Adjusted free cash flow measure £bn Below threshold Threshold Target Maximum <3.4 3.4 5.1 6.8 0% 50% 100% 125% 0% 75% 150% 187.5% 0% 100% 200% 250% The combined vesting percentages are applied to the target number of shares granted. The adjusted free cash flow figures shown above are considerably lower than prior years as they include the impact of Project Spring. When considered on a like-for-like basis with previous years (i.e. excluding the impact of Project Spring) the adjusted cash flow target is £12.3 billion. In order to participate fully in this award, executives had to co-invest personal shares worth 100% of salary. The resulting awards to Executive Directors were as follows: Number of shares awarded Face value of shares awarded1 Proportion of maximum award vesting at minimum performance Target vesting level (40% of max) Maximum vesting level Target vesting level Maximum vesting level Performance period end 2015 GLTI performance share awards made in June 2014 Vittorio Colao Stephen Pusey Nick Read 1,340,004 333,245 717,067 3,350,011 833,113 1,792,668 £2,543,328 £632,449 £1,360,993 £6,358,321 £1,581,248 £3,402,484 1/5th 1/5th 1/5th 31 Mar 2017 31 Mar 2017 31 Mar 2017 Note: 1 Face value calculated based on the share prices at the date of grant of 189.8 pence. Dividend equivalents on the shares that vest are paid in cash after the vesting date. 85 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information 2013 GLTI award: TSR performance (growth in the value of a hypothetical US$100 holding over the performance period, six month averaging) 160154154 150145 142 130121 120121119121 9294 9003/1209/1203/1309/1303/1409/1403/15 Vodafone Group Median of peer group Outperformance of median of 9% p.a.

Directors’ remuneration (continued) Annual Report on remuneration (continued) All-employee share plans The Executive Directors are also eligible to participate in the UK all-employee plans. Summary of plans Share save The Vodafone Group 2008 Share save Plan is an HM Revenue & Customs (‘HMRC’) approved scheme open to all staff permanently employed by a Vodafone Company in the UK as of the eligibility date. Options under the plan are granted at up to a 20% discount to market value. Executive Directors’ participation is included in the option table on page 87. Share Incentive Plan The Vodafone Share Incentive Plan (‘SIP’) is an HMRC approved plan open to all staff permanently employed by a Vodafone Company in the UK. Participants may contribute up to a maximum of £125 per month (or 5% of salary if less) which the trustee of the plan uses to buy shares on their behalf. An equivalent number of shares are purchased with contributions from the employing company. UK-based Executive Directors are eligible to participate. Pensions (audited) Vittorio Colao, Stephen Pusey and Nick Read received a cash allowance of 30% of base salary in lieu of pension contributions during the 2015 financial year. No Executive Directors accrued benefits under any defined contribution pension plans during the year or have participated in a defined benefits scheme while an Executive Director. The Executive Directors are provided benefits in the event of death in service. They also have an entitlement under a long-term disability plan from which two-thirds of base salary, up to a maximum benefit determined by the insurer, would be provided until normal retirement date (aged 60). In respect of the Executive Committee, the Group has made aggregate contributions of £43,000 (2014: £53,000) into defined contribution pension schemes. Alignment to shareholder interests (audited) All of our Executive Directors have shareholdings in excess of their goals. Current levels of ownership by the Executive Directors, and the date by which the goal should be or should have been achieved, are shown below. The values are calculated using an average share price over the six months to 31 March 2015 of 220.53 pence. Value of shareholding (£m) Goal as a % of salary Current % of salary held % of goal achieved Number of shares Date for goal to be achieved At 31 March 2014 Vittorio Colao Stephen Pusey Nick Read 400% 300% 300% 2,040% 581% 575% 510% 194% 192% 10,639,281 1,579,543 1,760,485 £23.5 £3.5 £3.9 July 2012 June 2014 April 2019 Collectively the Executive Committee including the Executive Directors own more than 23 million Vodafone shares, with a value of over £50.8 million. None of the Executive Committee members’ shareholdings amounts to more than 1% of the issued shares in that class of share, excluding treasury shares. Directors’ interests in the shares of the Company (audited) A summary of interests in shares and scheme interests of the Directors who served during the year is given below. More details of the performance shares and options follows. Share plans Share options Unvested GLTI Shares Unvested GLTR Shares SAYE (unvested without performance conditions) GIP (vested) (with performance conditions) (without performance conditions) Total number of interests in shares At 31 March 2015 Executive Directors Vittorio Colao Stephen Pusey Nick Read 22,695,349 6,389,899 8,501,845 12,046,461 4,810,356 5,386,146 – – 159,544 9,607 – 10,389 – – 1,185,281 Total 37,587,093 22,242,963 159,544 19,996 1,185,281 The total number of interests in shares includes interests of connected persons, unvested share awards and share options. The unvested GLTR shares attributed to Nick Read reflect an award made prior to his appointment to the Board. The award was made in June 2013 and, subject to Nick Read’s continued employment, will vest in June 2015. 86 Vodafone Group Plc Annual Report on Form 20-F 2015

Total number of interests in shares At 31 March 2015 Non-Executive Directors Sir Crispin Davis (appointed 28 July 2014) Dame Clara Furse (appointed 1 September 2014) Valerie Gooding Renee James Alan Jebson (position at retirement on 31 July 2014) Samuel Jonah Gerard Kleisterlee Omid Kordestani (position at retirement on 31 December 2014) Nick Land Anne Lauvergeon (position at retirement on 31 July 2014) Luc Vandevelde Anthony Watson (position at retirement on 31 July 2014) Philip Yea – – 4,038 27,272 44,912 30,190 107,078 10,000 42,090 17,151 73,608 62,727 33,408 At 19 May 2015 and during the period from 1 April 2015 to 19 May 2015, no Director had any interest in the shares of any subsidiary company. Other than those individuals included in the table above who were Board members at 31 March 2015, members of the Group’s Executive Committee at 31 March 2015 had an aggregate beneficial interest in 9,087,835 ordinary shares of the Company. At 19 May 2015 the Directors had an aggregate beneficial interest in 14,431,783 ordinary shares of the Company and the Executive Committee members had an aggregate beneficial interest in 9,088,483 ordinary shares of the Company, which includes awards made under the Vodafone Share Incentive Plan after 31 March 2015. None of the Directors or the Executive Committee members had an individual beneficial interest amounting to greater than 1% of the Company’s ordinary shares. During the period from 1 April 2015 to 19 May 2015, the Directors’ total number of interests in shares did not change. Performance shares The maximum number of outstanding shares that have been awarded to Directors under the long-term incentive (‘GLTI’) plan are currently as follows: 2013 award Awarded: July 2012 Performance period ending: March 2015 Vesting date: July 2015 Share price at grant: 179.4 pence 2014 award Awarded: June 2013 and September 20131 Performance period ending: March 2016 Vesting date: June 2016 Share price at grant: 180.2 pence and 202.5 pence 2015 award Awarded: June 2014 Performance period ending: March 2017 Vesting date: June 2017 Share price at grant: 189.9 pence GLTI performance share awards Vittorio Colao Stephen Pusey Nick Read 4,511,080 2,072,397 1,880,086 4,185,370 1,904,846 1,713,392 3,350,011 833,113 1,792,668 Note: 1 Due to a close period, Executive Directors were not able to make co-investment commitments at the time of the main award in June 2013 and therefore part of the award was made in September 2013. For details of the performance conditions please see page 80. Share options The following information summarises the Executive Directors’ options under the Vodafone Group 2008 Share save Plan (‘SAYE’) and the Vodafone Group Incentive Plan (‘GIP’). HMRC approved awards may be made under both of the schemes mentioned. No other Directors have options under any schemes. Options under the Vodafone Group 2008 Share save Plan were granted at a discount of 20% to the market value of the shares at the time of the grant. No other options may be granted at a discount. Options granted during the 2015 financial year Options exercised during the 2015 financial year Options lapsed during the 2015 financial year At 1 April 2014 or date of appointment Options held at 31 March 2015 Market price on exercise Option price Date from which exercisable Number of shares Number of shares Number of shares Number of shares Number of shares Gain on exercise Pence1 Grant date Expiry date Pence Note: 1 The closing trade share price on 31 March 2015 was 220.45 pence. The highest trade share price during the year was 239.90 pence and the lowest price was 184.50 pence. 2 The options granted in July 2005 were subject to a three year cumulative growth in adjusted earnings per share performance condition. The options vested 100% in July 2008. 3 The options granted in July 2007 were subject to a three year cumulative growth in adjusted earnings per share performance condition. The options vested 100% in July 2010. 87 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Vittorio Colao SAYE Jul 200916,568–(16,568)– SAYE Jul 2014–9,607–– 93.85 Sep 2014 Feb 2015 204.65£18,357 156.13 Sep 2019 Feb 2020–– – 9,607 Total 16,568 9,607 Nick Read GIP2 Jul 2005 257,838 – – – GIP3 Jul 2007 927,443 – – – SAYE Jul 2012 10,389 – – – 136.00 Jul 2008 Jul 2015–– 167.80 Jul 2010 Jul 2017–– 144.37 Sep 2017 Feb 2018–– 257,838 927,443 10,389 Total 1,195,670 1,195,670

Directors’ remuneration (continued) Annual Report on remuneration (continued) At 19 May 2015 there had been no change to the Directors’ interests in share options from 31 March 2015. Other than those individuals included in the table above, at 19 May 2015 members of the Group’s Executive Committee held options for 24,378 ordinary shares at prices ranging from 144.37 pence to 156.13 pence per ordinary share, with a weighted average exercise price of 150.12 pence per ordinary share exercisable at dates ranging from 1 September 2015 to 1 September 2019. Paolo Bertoluzzo, Warren Finegold, Philipp Humm and Serpil Timuray held no options at 19 May 2015. Loss of office payments (audited) Andy Halford retired on 31 March 2014 having worked 6 months of his 12 month notice period. As disclosed in last year’s Annual Report on remuneration, Andy was entitled to receive payments in lieu of notice each month for the remainder of his notice period – the total of which would not exceed £350,000 (six months’ salary), subject to mitigation if Andy was to start a new executive role at another organisation. During the year Andy commenced employment Standard Chartered plc, with his payment for lieu in notice ceasing with effect from 16 June 2014. In total, Andy received payments in lieu of notice of £145,833. In line with treatment detailed in last year’s report, Andy’s 2013 and 2014 GLTI awards lapsed following the commencement of employment with his new employer. Andy’s 2012 GLTI award, which was disclosed under his 2014 single figure in last year’s report, vested on 28 June 2014. As previously disclosed, Andy is in receipt of no further benefits aside from the provision of a SIM card for his personal use at the Company’s expense until 31 March 2017. Payments to past Directors (audited) Other than mentioned above no payments were made, or benefits given, to past Directors with value of greater than our de minimis threshold (£5,000 p.a.) during the 2015 financial year. Fees retained for external non-executive directorships Executive Directors may hold positions in other companies as non-executive directors and retain the fees. None of the Executive Directors held a non-executive directorship during the 2015 financial year. Assessing pay and performance In the table below we summarise the Chief Executive’s single figure remuneration over the past six years, as well as how our variable pay plans have paid out in relation to the maximum opportunity. This can be compared with the historic TSR performance over the same period. The chart below shows the performance of the Company relative to the STOXX Europe 600 Index over a six year period. The STOXX Europe 600 Index was selected as this is a broad-based index that includes many of our closest competitors. It should be noted that the payout from the long-term incentive plan is based on the TSR performance shown in the chart on page 85 and not this chart. 322 193 Financial year remuneration for Chief Executive (Vittorio Colao) 20101 2011 2012 2013 2014 2015 Single figure of total remuneration £’000 Annual variable element (actual award versus maximum opportunity) Long-term incentive (vesting versus maximum opportunity) 3,350 64% 25% 7,022 62% 31% 15,767 47% 100% 11,099 33% 57% 8,014 44% 37% 2,810 56% 0% Note: 1 The single figure reflects share awards which were granted in 2006 and 2007, prior to his appointment to Chief Executive in 2008. Change in the Chief Executive’s remuneration In the table below we show the percentage change in the Chief Executive’s remuneration (salary, taxable benefits and annual bonus payment) between the 2014 and 2015 financial years compared to the average for other Vodafone Group employees who are measured on comparable business objectives and who have been employed in the UK since 2014 (per capita). Vodafone has employees based all around the world and some of these individuals work in countries with very high inflation therefore a comparison to Vodafone’s UK-based Group employees is more appropriate than to all employees. Percentage change from 2014 to 2015 Other Vodafone Group employees employed in the UK Item Chief Executive: Vittorio Colao Base salary Taxable benefits Annual bonus 2.7% 5.3% 31.1% 2.8% 0.5% 30.0% 88 Vodafone Group Plc Annual Report on Form 20-F 2015 Six year historical TSR performance (growth in the value of a hypothetical €100 holding over six years) 325 267 275279 215 225190227 17 0 175155168167 125100137 7503/0903/1003/1103/1203/1303/1403/15 Vodafone Group STOXX Europe 600 Index

Relative spend on pay The chart below shows both the dividends distributed in the year and the total cost of remuneration in the Group. For more details on dividends and expenditure on remuneration for all employees, please see pages 129 and 157 respectively. 2015 remuneration for the Chairman and Non-Executive Directors (audited) Salary/fees Benefits1 Total 2015 £’000 2014 £’000 2015 £’000 2014 £’000 2015 £’000 2014 £’000 Notes: 1 We have been advised that for Non-Executive Directors, certain travel and accommodation expenses in relation to attending Board meetings should be treated as a taxable benefit. The table above includes these travel expenses and the corresponding tax contribution. 2 Salary/fees include an additional allowance of £6,000 per meeting for Directors based outside of Europe. 89 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Chairman Gerard Kleisterlee 625600 6658 691 658 Senior Independent Director Luc Vandevelde 160160 611 166 171 Non-Executive Directors Sir Crispin Davis (appointed 28 July 2014) 78– 26– 104 – Dame Clara Furse (appointed 1 September 2014) 67– –– 67 – Valerie Gooding 11519 5– 120 19 Renee James2 145139 115 156 144 Samuel Jonah2 151151 59 156 160 Nick Land 140140 11 141 141 Philip Yea 115115 –– 115 115 Former Non-Executive Directors Alan Jebson2 (retired 31 July 2014) 56151 3240 88 191 Omid Kordestani2 (retired 31 December 2014) 116151 1433 130 184 Anne Lauvergeon (retired 31 July 2014) 38115 15 39 120 Anthony Watson (retired 31 July 2014) 38115 41 42 116 Total 1,8441,856 171163 2,015 2,019 Relative importance of spend on pay £m 50,000 40,566 40,000 30,000 20,000 10,000 2,930 3,875 4,194 02014201520142015 Distributed by way of dividends Overall expenditure on remuneration for all employees

Directors’ remuneration (continued) Annual Report on remuneration (continued) 2016 remuneration Details of how the remuneration policy will be implemented for the 2016 financial year are set out below. 2016 base salaries The Remuneration Committee considered business performance, salary increases for other UK employees and external market information and decided to increase the salary of the Chief Financial Officer by 3.7% (Nick Read). This constitutes Nick Read’s first increase since appointment to the role of designate-CFO in January 2014, and reflects how he is performing well in the role and has now completed a full year in the position. The salaries of the Chief Executive (Vittorio Colao) and Chief Technology Officer (Stephen Pusey) will remain unchanged. The average salary increase for Executive Committee members will be 1.7%; this compares to the salary increase budget in the UK of 2.0%. The annual salaries for 2016 (effective 1 July 2015) are as follows: a Chief Executive: Vittorio Colao £1,150,000; a Chief Financial Officer: Nick Read £700,000; and a Chief Technology Officer: Stephen Pusey £600,000. 2016 annual bonus (‘GSTIP’) In line with our strategic focus, customer appreciation KPIs will replace competitive performance assessment as the strategic measure for the 2016 GSTIP and, given the importance of this measure in the current phase of our strategy, will constitute 40% of the total bonus. The performance measures and weightings for 2016 are as follows: a Service revenue (20%); a Adjusted EBITDA (20%); a adjusted free cash flow (20%); and a customer appreciation KPIs (40%). This includes an assessment of net promoter score (‘NPS’) and brand consideration measures. In respect of the measures included under the customer appreciation KPIs, NPS is used as a measure of customer advocacy whilst brand consideration acts as a measure of the percentage of people who would consider using a certain brand as their telecoms provider. Both measures utilise data collected in our local markets which is validated for quality and consistency by independent third party agencies. The data is sourced from studies involving both our own customers and customers of our competitors for the NPS measure, and both Vodafone users and non-users for the brand consideration measure. In formulating a final assessment of performance under the customer appreciation KPIs, the Committee will also consider other relevant customer factors such as churn, customer growth and service levels. Annual bonus targets are commercially sensitive and therefore will be disclosed in the 2016 remuneration report following the completion of the financial year. Long-term incentive (‘GLTI’) awards for 2016 As described in our policy on pages 78 to 80 the performance conditions are a combination of adjusted free cash flow and TSR performance. The details for the 2016 award are provided in the table below (with linear interpolation between points). Following the annual review of the performance measure, the Committee decided that for the 2016 award the TSR outperformance range should revert back to 0% to 9%. This range was used in all years other than 2015, remains positioned at the upper end of market practice and is considered appropriately stretching against forecast performance. The Committee will keep the calibration of the range under review and continue to only make changes where there is sufficient evidence to suggest this is appropriate. TSR outperformance TSR peer group 0% (Up to median) 4.5% (65th percentile equivalent) 9% (80th percentile equivalent) Bharti BT Group Deutsche Telekom MTN Orange Telecom Italia Telefónica Adjusted free cash flow measure £ bn Below threshold Threshold Target Maximum <7.3 7.3 9.0 10.7 0% 50% 100% 125% 0% 75% 150% 187.5% 0% 100% 200% 250% The combined vesting percentages are applied to the target number of shares granted. Long-term incentive (‘GLTI’) awards vesting As discussed in detail in last year’s Annual Report, Project Spring involves significant organic investment over the next two years to enhance network and service leadership further. This investment will have a significant impact on adjusted Free Cash Flow (‘FCF’), which is the primary performance condition for the GLTI and we expect an initial drop in FCF that will then build again as the investment pays off over the longer term. The impact is predicted as follows: Financial year of award Performance period end Impact 2014 March 2016 Targets for the 2014 awards were set prior to the announcement of Project Spring therefore we will remove the impact on FCF when calculating the vesting results following the end of the performance period. The 2015 awards (and all future years) will have the full impact of Project Spring included in the targets and no further adjustments will be necessary. 2015 onwards March 2017 onwards 90 Vodafone Group Plc Annual Report on Form 20-F 2015

2016 remuneration for the Chairman and Non-Executive Directors For the 2016 review, the fees for our Chairman and non-executives have been benchmarked against a comparator group of the FTSE 30 companies (excluding Financial Services). Following the review there will be no increases to the fees of our Chairman or Non-Executive Directors. Position/role Fee payable £’000 From 1 April 2015 Chairman1 625 Senior Independent Director 135 Non-Executive Director 115 Additional fee for Chairmanship of Audit, Remuneration and Risk Committees 25 Note: 1 The Chairman’s fee also includes the fee for the Chairmanship of the Nominations and Governance Committee. For 2016, the allowance payable each time a non-Europe-based Non-Executive Director is required to travel to attend Board and Committee meetings to reflect the additional time commitment involved is £6,000. Further remuneration information Dilution All awards are made under plans that incorporate dilution limits as set out in the guidelines for share incentive schemes published by the Investment Association. The current estimated dilution from subsisting executive awards is approximately 3.0% of the Company’s share capital at 31 March 2015 (3.2% at 31 March 2014), whilst from all-employee share awards it is approximately 0.5% (0.6% at 31 March 2014). This gives a total dilution of 3.5% (3.8% at 31 March 2014). Service contracts The terms and conditions of appointment of our Directors are available for inspection at the Company’s registered office during normal business hours and at the annual general meeting (for 15 minutes prior to the meeting and during the meeting). The Executive Directors have notice periods in their service contracts of 12 months. The Non-Executive Directors’ letters of appointment do not contain provision for notice periods or for compensation if their appointments are terminated. This report on remuneration has been approved by the Board of Directors and signed on its behalf by: /s/ Luc Vandevelde Luc Vandevelde Chairman of the Remuneration Committee 19 May 2015 91

Directors’ report The Directors of the Company present their report together with the audited consolidated financial statements for the year ended 31 March 2015.This report has been prepared in accordance with requirements outlined within The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 and forms part of the management report as required under Disclosure & Transparency Rule (‘DTR’) 4. Certain information that fulfils the requirements of the Directors’ report can be found elsewhere in this document and is referred to below. This information is incorporated into this Directors’ report by reference.Responsibility statement As required under the DTR a statement made by the Board regarding the preparation of the financial statements is set out on pages 94 and 95 which also provides details regarding the disclosure of information to the Company’s auditor and management’s report on internal control over financial information.Going concern The going concern statement required by the Listing Rules and the Code is set out in the “Directors’ statement of responsibility” on page 94.Corporate governance statement The information required by DTR 7.2.6R can be found in the “shareholder information” section on pages 186 to 193.Strategic Report The Strategic Report is set out on pages 1 to 48 and is incorporated into this Directors’ report by reference.Directors and their interests Directors of the Company who served during the financial year ended 31 March 2015 and up to the date of signing the financial statements are as follows: Gerard Kleisterlee, Vittorio Colao, Stephen Pusey, Nick Read, Sir Crispin Davis, Mathias Döpfner, Dame Clara Furse, Valerie Gooding, Renee James, Alan Jebson, Samuel Jonah, Omid Kordestani, Nick Land, Anne Lauvergeon, Luc Vandevelde, Anthony Watson and Philip Yea. Details of Directors’ interests in the Company’s ordinary shares, options held over ordinary shares, interests in share options and long-term incentive plans are set out on pages 84 to 90.Directors’ conflicts of interest Established within the Company is a procedure for managing and monitoring conflicts of interest for Directors. Full details of this procedure is set out on page 72. Directors’ indemnities In accordance with our articles of association and to the extent permitted by law, Directors are granted an indemnity from the Company in respect of liability incurred as a result of their office. In addition, we maintained a Directors’ and officers’ liability insurance policy throughout the year. Neither our indemnity nor the insurance provides cover in the event that a Director is proven to have acted dishonestly or fraudulently.Disclosures required under Listing Rule 9.8.4 The information on the amount of interest capitalised and the treatment of tax relief can be found in notes 5 and 6 to the consolidated financial statements respectively. The remaining disclosures required by Listing Rule 9.8.4 are not applicable to Vodafone.Capital structure and rights attaching to shares All information relating to the Company’s capital structure, rights attaching to shares, dividends, the policy to repurchase the Company’s own shares and other shareholder information is contained on pages 186 to 193.Dividends Full details of the Company’s dividend policy and proposed final dividend payment for the year ended 31 March 2015, is set out in the Chief Executive’s strategic review on pages 14 to 17 and note 9 to the consolidated financial statements.Sustainability Information about the Company’s approach to sustainability risks and opportunities is set out on pages 30 and 31. Also included on these pages are details of our greenhouse gas emissions.Political donations No political donations under the Companies Act 2006 have been made during the financial year. The Group policy is that no political donations be made or political expenditure incurred.Financial risk management objectives and policies Disclosures relating to financial risk management objectives and policies, including our policy for hedging are set out in note 23 to the consolidated financial statements and disclosures relating to exposure to price risk, credit risk, liquidity risk and cash flow risk are outlined in note 23. Important events since the end of the financial year Details of those important events affecting the Group which have occurred since the end of the financial year are set out in the strategic report and note 34 to the consolidated financial statements.Future developments within the Group The strategic report contains details of likely future developments within the Group.Research and development Details of the Group’s activities relating to research and development are contained in note 3 to the consolidated financial statements.Group policy compliance Each Group policy is owned by a member of the Executive Committee so that there is clear accountability and authority for ensuring the associated business risk is adequately managed. Regional chief executives and the senior leadership team member responsible for each Group function have primary accountability for ensuring compliance with all Group policies by all our markets and entities. Our Group compliance team and policy champions support the policy owners and local markets in implementing policies and monitoring compliance.Code of Conduct All of the key Group policies have been consolidated into the Vodafone Code of Conduct. This is a policy document applicable to all employees and those who work for or on behalf of Vodafone. It sets out the standards of behaviour expected in relation to areas such as insider dealing, bribery and raising concerns through the whistle-blowing process (known internally as “Speak Up”).Branches The Group, through various subsidiaries, has branches in a number of different jurisdictions in which the business operates.Employee disclosures Our disclosures relating to the employment of disabled persons, the number of women in senior management roles, employee engagement and policies are included in “Our people” on pages 28 and 29.By Order of the Board/s/ Rosemary Martin  Rosemary Martin Company Secretary 19 May 2015

Contents FinancialsReporting our financial performance We continue to review the format of our consolidated financial statements with the aim of making them clear and easier to follow. This year, we have simplified the consolidated financial statements by moving the commentary on the primary financial statements to the strategic report at the front of the Annual Report to help with the flow of information and keep all commentary on the Group’s operational performance together. We hope this format makes it easier for you to navigate to the information that is important to you. Page 94 Directors’ statement of responsibility 96 Risk mitigation 98  Report of independent registered public accounting firm Page 109  Notes to the consolidated financial statements: 109 1. Basis of preparation Income statement 114 2. Segmental analysis Page 175  Other unaudited financial information: 175 Prior year operating results 180 This page is intentionally left blank 181 This page is intentionally left blank 100 This page is intentionally left blank 117 3. Operating profit/(loss)   118 4. Impairment losses 182 This page is intentionally left blank 101 This page is intentionally left blank 102 This page is intentionally left blank 103 This page is intentionally left blank 123 5. Investment income and financing costs 124 6. Taxation 183 This page is intentionally left blank 184 This page is intentionally left blank 185 This page is intentionally left blank 104 This page is intentionally left blank 128 7. Discontinued operations 129 8. Earnings per share A-1 Subsequent events B-1  Separate financial statements 105  Consolidated financial statements: 105 Consolidated income statement 105 Consolidated statement of comprehensive income 106 Consolidated statement of financial position 107 Consolidated statement of changes in equity 108 Consolidated statement of cash flows 129 9. Equity dividends Financial position 130 10. Intangible assets 132 11. Property, plant and equipment 134 12. Investments in associates and joint arrangements 137 13. Other investments 138 14. Inventory 139 15. Trade and other receivables 140 16. Trade and other payables 141 17. Provisions 142 18. Called up share capital  Cash flows 143 19. Reconciliation of net cash flow from operating activities 143 20. Cash and cash equivalents 144 21. Borrowings 148 22. Liquidity and capital resources 151 23. Capital and financial risk management  Employee remuneration 156 24. Directors and key management compensation 157 25. Employees 158 26. Post employment benefits 162 27. Share-based payments Additional disclosures 164 28. Acquisitions and disposals 167 29. Commitments 168 30. Contingent liabilities 171 31. Related party transactions 171 32. Principal subsidiaries 174 33. Subsidiaries exempt from audit 174 34. Subsequent events required by Rule 3-09  of Regulation S-X B-3  Report of independent registered  public accounting firm  93

Directors’ statement of responsibility The Directors are responsible for preparing the financial statements in accordance with applicable law and regulations and keeping proper accounting records. Detailed below are statements made by the Directors in relation to their responsibilities, disclosure of information to the Company’s auditors, going concern and management’s report on internal control over financial reporting. Financial statements and accounting records Company law of England and Wales requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group at the end of the financial year and of the profit or loss of the Group for that period. In preparing those financial statements the Directors are required to: The Directors are responsible for preparing the Annual Report in accordance with applicable law and regulations. Having taken advice from the Audit and Risk Committee, the Board considers the report and accounts, taken as a whole, as fair, balanced and understandable and that it provides the information necessary for shareholders to assess the Company’s performance, business model and strategy. Neither the Company nor the Directors accept any liability to any person in relation to the Annual Report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A and schedule 10A of the Financial Services and Markets Act 2000. a select suitable accounting policies and apply them consistently; a make judgements and estimates that are reasonable and prudent; a present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; a state whether the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as adopted for use in the EU and Article 4 of the EU IAS Regulations. The Directors also ensure that the consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’); Disclosure of information to the auditor Having made the requisite enquiries, so far as the Directors are aware, there is no relevant audit information (as defined by section 418(3) of the Companies Act 2006) of which the Company’s auditor is unaware and the Directors have taken all the steps they ought to have taken to make themselves aware of any relevant audit information and to establish that the Company’s auditor is aware of that information. a state for the Company financial statements whether applicable UK accounting standards have been followed; and Going concern The Group’s business activities, performance, position and principal risks and uncertainties and how these are managed are set out in the strategic report on pages 1 to 48. A range of mitigations for risks faced by the Group are included on pages 96 and 97. In addition, the financial position of the Group is included within liquidity and capital resources on pages 148 to 150, “Borrowings”, “Liquidity and capital resources” and “Capital and financial risk management” in notes 21, 22 and 23 respectively to the consolidated financial statements, which include disclosure in relation to the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk. The Group believes it adequately manages or mitigates its solvency and liquidity risks through two primary processes, described below. Business planning process and performance management The Group’s forecasting and planning cycle consists of three in-year forecasts, a budget and a long-range plan. These generate income statement, cash flow and net debt projections for assessment by Group management and the Board. Each forecast is compared with prior forecasts and actual results so as to identify variances and understand the drivers of the changes and their future impact so as to allow management to take action where appropriate. Additional analysis is undertaken to review and sense check the key assumptions underpinning the forecasts. a prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business. The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and to enable them to ensure that the financial statements comply with the Companies Act 2006 and for the consolidated financial statements, Article 4 of the EU IAS Regulation. They are also responsible for the system of internal control, for safeguarding the assets of the Company and the Group and, hence, for taking reasonable steps for the prevention and detection of fraud and other irregularities. The Directors are responsible for the maintenance and integrity of the company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. Directors’ responsibility statement Each of the Directors, whose names and functions are listed on pages 52 and 53 confirm that, to the best of their knowledge: a the consolidated financial statements, prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit of the Group; a the parent company financial statements, prepared in accordance with United Kingdom generally accepted accounting practice, give a true and fair view of the assets, liabilities, financial position and profit of the Company; and a the strategic report includes a fair review of the development and performance of the business and the position of the Group together with a description of the principal risks and uncertainties that it faces. 94 Vodafone Group Plc Annual Report on Form 20-F 2015

Cash flow and liquidity reviews The business planning process provides outputs for detailed cash flow and liquidity reviews, to ensure that the Group maintains adequate liquidity throughout the forecast periods. The prime output is a two year liquidity forecast which is prepared and updated on a daily basis which highlights the extent of the Group’s liquidity based on controlled cash flows and the headroom under the Group’s undrawn revolving credit facility (‘RCF’). The key inputs into this forecast are: a free cash flow forecasts, with the first three months inputs being sourced directly from the operating companies (analysed on a daily basis), with information beyond this taken from the latest forecast/budget cycle; Any internal control framework, no matter how well designed, has inherent limitations including the possibility of human error and the circumvention or overriding of the controls and procedures, and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the policies or procedures may deteriorate. Management has assessed the effectiveness of the internal control over financial reporting at 31 March 2015 based on the updated Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’) in 2013. Based on management’s assessment, management has concluded that internal control over financial reporting was effective a bond and other debt maturities; and a expectations for shareholder returns, spectrum auctions and M&A activity. The liquidity forecast shows two scenarios assuming either maturing commercial paper is refinanced or no new commercial paper issuance. The liquidity forecast is reviewed by the Group Chief Financial Officer and included in each of his reports to the Board. In addition, the Group continues to manage its foreign exchange and interest rate risks within the framework of policies and guidelines authorised and reviewed by the Board, with oversight provided by the Treasury Risk Committee. Conclusion The Group has considerable financial resources, and the Directors believe that the Group is well placed to manage its business risks successfully. After making enquiries, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, the Directors continue to adopt the going concern basis in preparing the Annual Report and accounts. Disclosure controls and procedures The Directors, the Chief Executive and the Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures, including those defined in the United States Securities Exchange Act of 1934, Rule 13a–15(e), and, based on that evaluation, have concluded that the disclosure controls and procedures were effective at the end of the period covered by this report. Management’s report on internal control over financial reporting As required by section 404 of the Sarbanes-Oxley Act, management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. The Group’s internal control over financial reporting includes policies and procedures that: a pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; a are designed to provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS, as adopted by the EU and IFRS as issued by the IASB, and that receipts and expenditures are being made only in accordance with authorisation of management and the Directors of the Company; and a provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Group’s assets that could have a material effect on the financial statements. at 31 March 2015. The updated Internal Control – Integrated Framework superseded the original framework from 15 December 2014. Accordingly, the new framework has been implemented during the year ended 31 March 2015. The Group’s existing controls have been mapped to the five components and 17 principles in the updated Internal Control – Integrated Framework. All gaps were evaluated and, where required, additional controls identified, or existing controls enhanced. The assessment excluded the internal controls over financial reporting relating to Grupo Corporativo Ono, S.A. (‘Ono’) because it became a subsidiary during the year, as described in note 28 “Acquisitions and disposals”. Ono will be included in the Group’s assessment at 31 March 2016. Key amounts consolidated for Ono at 31 March 2015 are total assets of £5,473 million, net assets of £2,410 million, £691 million of revenue and a loss of £313 million to the profit attributable to the owners of the parent. During the period covered by this document, there were no changes in the Group’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of the internal controls over financial reporting. The Group’s internal control over financial reporting at 31 March 2015 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm who also audit the Group’s consolidated financial statements. Their audit report on internal control over financial reporting is on page 98. By Order of the Board /s/ Rosemary Martin Rosemary Martin Company Secretary 19 May 2015      95

Risk mitigation Mitigations for risks faced by the Group include: 1. Malicious attack on the network/IT infrastructure This risk is possible in all markets in which we operate and has the potential for significant impact. Certain systems operate at a Group level and as such, a single attack on one of these systems has the potential to impact multiple markets simultaneously, further magnifying the impact. This risk has been separated from non-malicious network failure to recognise the greater cross-market impact a malicious attack could have on the business. a We have a well-established global security community; with our Group security function working closely with our local market security teams a We work closely with a variety of security communities of interest which include relevant government bodies, commercial groups, suppliers and enterprise customers a We are continually assessing our security policies, standards and procedures and adjusting them so they are commensurate to the threat profile we face. These assessments are used to create a focused security investment programme that ensures that the required security controls are in place and are effective a Each year we run security programmes to identify and deliver additional activities with the aim of further strengthening our control environment. Our aim is to ensure that our critical infrastructure is enhanced to reduce the likelihood of unauthorised access and to reduce the impact of any successful attack a We manage the risk of malicious attacks on our infrastructure using our global security operations centre that provides 24/7 proactive monitoring of our global infrastructure a We have multiple layers of assurance in place. Our activities include regular technical assurance and audit activities including vulnerability scanning and ethical hacking programmes 2. Customer data misuse or leakage This risk is possible in all markets in which we operate. The impacts of this risk have the potential to be major in mature markets with robust data protection regulations covering personal information, voice traffic and data. Furthermore, we generally hold a greater volume of confidential personal information in our mature markets, due to the higher proportion of customers paying their bills by automated bank transfer or credit card. a We have a data privacy programme aimed at ensuring we use data in our possession appropriately. The programme is based on existing regulations and internationally recognised standards a We closely monitor the data privacy regulatory environment in relevant markets and implement changes to our processes and procedures as appropriate a Both the hardware and software applications which hold or transmit confidential personal and business voice and data traffic include appropriate security features a Security related reviews are conducted according to our policies and security standards, focused on the highest risk applications and processes a Our data centres are managed to international information security standards a Security governance and compliance is managed and monitored through software tools that are deployed to all local markets a We have an ongoing awareness communications campaign in place that includes providing security and privacy awareness training to all Vodafone employees, prior to granting access to customer data a We have an assurance programme in place that incorporates both internal reviews and reviews of third parties that hold data on our behalf a We are implementing data access management tools to monitor any unauthorised access and leakage of our confidential data 3. Adverse political pressure In all markets where we are present, political decisions can be made that can have an adverse effect on our business, in relation to a range of issues, from retail price regulation to access to next-generation networks. Additionally, disputes in regards to the level of tax payable and any related penalties could be significant, as reflected in our ongoing dispute in India. a We monitor political developments in our existing and potential markets closely, identifying risks in our current and proposed commercial propositions a Regular reports are made to our Executive Committee on current political risks. These risks are considered in our business planning process a Authoritative and timely intervention is made at both national and international level in respect of legislative, fiscal and regulatory proposals which we feel are disproportionate and not in the interests of the Group a We have regular dialogue with trade groups that represent network operators and other industry bodies to understand underlying political pressures a We maintain constructive but robust engagement with the tax authorities and relevant government representatives, as well as active engagement with a wide range of international companies and business organisations with similar issues a Where appropriate we engage advisors and legal counsel to obtain opinions on tax legislation and principles 4. Convergence This risk is more likely in mature markets where more competitors have the assets to offer converged services. a In key European and some non-European markets we are providing fixed line telecommunication services (voice and broadband) a In all markets we actively look for opportunities to provide services beyond mobile through organic investment, acquisition, partnerships, or joint ventures a As part of Project Spring, we have increased investment in our next-generation fixed line infrastructure a For all significant transactions we develop and implement a structured integration plan, led by a senior business leader a Integration plans ensure that cost synergies and revenue benefits are delivered and that the acquired businesses are successfully integrated through the alignment of policies, processes and systems a Timely and coordinated intervention with regulatory and competition authorities to ensure that dominant infrastructure access and content providers cannot discriminate or restrict competition 5. EMF related health risks This is an unlikely risk; however, it would have a major impact on services used by our customers in all our markets – particularly in countries that have a very low tolerance for environmental and health related risks. a We have a global health and safety policy that includes standards for electromagnetic fields (‘EMF’) that are mandated in all our operating companies. Compliance to this policy is monitored and overseen by the Risk and Compliance Committee a We have a Group EMF Board that manages potential risks through cross sector initiatives and which oversees a coordinated global programme to respond to public concern, and develop appropriate advocacy related to possible precautionary legislation 96 a We monitor scientific developments and engage with relevant bodies to support the delivery and transparent communication of the scientific research agenda set by the WHO Vodafone Group Plc Annual Report on Form 20-F 2015 Unaudited information

6. Major Enterprise contracts This risk is most evident across our multi-national corporate and public sector customers. Delivery challenges for any national critical service would have a particularly adverse impact on our reputation to provide enterprise services. a We have created consistent and coordinated KPI reporting, which we believe will enhance our ability to identify readily and act upon potential enterprise delivery challenges a Work is currently being undertaken to simplify and improve our delivery capabilities for our largest corporate customers a We carry out regular reviews with key enterprise customers to identify areas for improvement a A single sales governance process has been developed and will be implemented across Vodafone Global Enterprise and the local markets during the 2016 financial year. This process will interlock with a single governance board for design, deliver, operate and billing teams to support the business in identifying and mitigating relevant enterprise delivery risks a We have launched a standardised design methodology with appropriate training. This will reduce inefficiencies and delays during the delivery cycle, thereby decreasing the likelihood of financial penalties and dissatisfied enterprise customers 7. Unstable economic conditions This risk is evident across a number of our markets and in particular within our southern European markets where it may continue to have a significant impact. Furthermore, the potential for Eurozone instability may lead to further economic instability and subsequent reductions in corporate and consumer confidence and spending. Another potential consequence of Eurozone instability would be a prolonged impact on capital markets that could restrict our refinancing requirements. a We are closely monitoring economic and currency situations in both our AMAP and European markets. We have developed detailed business continuity plans to allow us to respond effectively to a country economic crisis leading to a banking system freeze and/or a range of Eurozone or EU exits a We have minimised our exposure to Euro denominated monetary assets since the end of 2008 and continue to do so a Given that we have operations in both Northern and Southern Europe, we have a natural offset position in terms of the translation of Euro revenue into Sterling should the Eurozone break up (with either Northern Europe or the Southern European countries leaving the Euro) a We have credit facilities with 29 relationship banks that are committed for a minimum of five years and which total £5.5bn. Such facilities could be used in the event of a prolonged disruption to the capital markets 8. Disadvantaged by existing and emerging technology players The threat from OTT competition is relevant for all markets where alternative services are commonly available (e.g. VoIP), and has the potential for major impact on service revenues. Regarding supplier concentration, this risk is relevant across all our markets, with there being a limited number of global suppliers from which we are able to purchase operating systems, devices and our IT and network infrastructure. a We have developed strategies which strengthen our relationships with customers by accelerating the introduction of integrated voice, messaging and data price plans to avoid customers reducing their out of bundle usage through internet/Wi-Fi based substitution a The loss of voice and messaging revenue is partially offset by the increase in data revenue a We regularly review the performance of key suppliers, both operationally and financially, across individual markets and from the Group perspective a We are continually assessing and testing potential new suppliers a Driven by Project Spring we have been able to further consolidate demand across our core and partner markets to manage our cost base effectively 9. Superior customer experience This risk is relevant to all our markets, and particularly to our consumer business. Differentiating based on a superior customer experience will involve a number of areas: Clear and transparent communication with all our customers; Managing roaming charges and bill shocks; Delivering clear, understandable tariffs; and Suitable complaint handling; and Providing a leading online and app customer experience. a Customer experience has been prioritised as a key component of our strategy. The Chief of Staff, supported by a programme office, is leading a programme to improve customer experience related activities across Vodafone a We have detailed plans in place across the business to deliver a range of system and capability improvements to support an enhanced customer experience a We track and monitor our performance in delivering a superior customer experience through a range of KPIs; the most critical being our NPS and Brand Consideration metrics a We have restructured our incentivisation programme to strengthen the importance of key customer experience related metrics 10. Network/IT infrastructure failure This risk is possible in all markets in which we operate and has the potential for significant impact. For the majority of such network and IT infrastructure failures, the associated impacts would be confined to a single market. There are however some exceptions where data centres and critical network sites serve multiple markets. a Specific back-up and resilience policy and requirements are built into our networks and IT infrastructure. Conformance with these requirements is monitored continually a We monitor our ability to replace strategic equipment quickly in the event of end-of-life or failure, and for high risk components, we maintain dedicated back-up equipment ready for use a Network and IT contingency plans are linked with our business continuity and disaster recovery plans which are in place to cover the residual risks that cannot be mitigated a A crisis management team and escalation processes are in place both nationally and internationally. Crisis simulations are conducted annually Strengthening our risk management approach Vodafone is in the process of making a number of changes aimed at strengthening its Enterprise risk management. These include: a transferring responsibility for risk from the Group Audit Director to the Group Compliance Director (now Group Risk and Compliance Director); a creating a new Head of Risk role to report to the Group Risk and Compliance Director; a amending the terms of reference of the former Policy and Compliance Committee to make a ensuring our global risk community is better connected and therefore better placed to share best practices; and a developing an integrated assurance plan to help identify any gaps and overlaps in the management of our principal risks across the “three lines of defence” in accordance with best practice risk management. it a Risk and Compliance Committee; a improving accountability for, and tracking of, principal risks across functions and local markets; 97

Report of independent registered public accounting firm To the Board of directors and shareholders of Vodafone Group Plc In our opinion, the accompanying consolidated statement of financial position and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows present fairly, in all material respects, the financial position of Vodafone Group Plc and its subsidiaries at 31 March 2015, and the results of their operations and their cash flows for the period ended 31 March 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 March 2015, based on criteria established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report on internal control over financial reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and Directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As described in “Management’s report on internal control over financial reporting”, management has excluded Grupo Corporativo Ono, S.A. (‘Ono’) from its assessment of internal control over financial reporting as of 31 March 2015 as the combination with Ono occurred during 2015. We have also excluded Ono from our audit of internal control over financial reporting. As of 31 March 2015, the Company owned 100% of Ono’s outstanding shares; Ono’s total segment assets and total revenues represent 4.5% and 1.6%, respectively, of the related consolidated total assets and consolidated revenues as of and for the year ended 31 March 2015. We also have audited the adjustments to the 2014 and 2013 financial statements to retrospectively reflect the change in presentation of the segment information, as described in note 2. Our audit procedures that were applied to the restated disclosures for comparative 2014 and 2013 reportable segments included: (i) agreeing the adjusted amounts of each segment to the underlying records obtained from management, and (ii) determining the mathematical accuracy of the reconciliations of segment amounts to the consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2014 and 2013 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2014 and 2013 financial statements taken as a whole. /s/ PricewaterhouseCoopers LLP PricewaterhouseCoopers LLP London, United Kingdom 19 May 2015 98

 Report of Independent Registered Public Accounting Firm to the members of Vodafone Group Plc We have audited, before the effects of the retrospective adjustments to the segment disclosures discussed in note 2 to the consolidated financial statements, the accompanying consolidated statements of financial position of Vodafone Group Plc and subsidiaries (the ‘Group’) as of 31 March 2014, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the two years in the period ended 31 March 2014 (the 2014 and 2013 consolidated financial statements before the effects of the retrospective adjustments discussed in note 2 to the consolidated financial statements are not presented herein). These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. In our opinion, such 2014 and 2013 consolidated financial statements, before the effects of the retrospective adjustments to the segment disclosures discussed in note 2 to the consolidated financial statements, present fairly, in all material respects, the financial position of the Group as of 31 March 2014, and the results of its operations and cash flows for each of the two years in the period ended 31 March 2014, in conformity with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board. We were not engaged to audit, review, or apply any procedures to the retrospective adjustments to the segment disclosures discussed in note 2 to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors. /s/ Deloitte LLP Deloitte LLP London, United Kingdom 20 May 2014 99

This page is intentionally left blank 100 Vodafone Group Plc Annual Report on Form 20-F 2015

This page is intentionally left blank 101 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information

This page is intentionally left blank 102 Vodafone Group Plc Annual Report on Form 20-F 2015

This page is intentionally left blank 103 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information

104 Vodafone Group Plc Annual Report on Form 20-F 2015 This page is intentionally left blank

Consolidated income statement for the years ended 31 March for the years ended 31 March 105 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information 2015 2014 2013 Note £m £m £m Note: 1 Profit attributable to non-controlling interests solely derives from continuing operations. Consolidated statement of comprehensive income 2015 2014 2013 Note £m £m £m Further details on items in the consolidated statement of comprehensive income can be found in the consolidated statement of changes in equity on page 107. Profit for the financial year 5,917 59,420657 Other comprehensive income: Items that may be reclassified to profit or loss in subsequent years: Gains/(losses) on revaluation of available-for-sale investments, net of tax Foreign exchange translation differences, net of tax Foreign exchange (gains)/losses transferred to the income statement Fair value gains transferred to the income statement Other, net of tax 4 (119)(73) (6,516) (4,104)362 (1) 1,4931 (9) (25) (12) 7 –(4) Total items that may be reclassified to profit or loss in subsequent years Items that will not be reclassified to profit or loss in subsequent years: Net actuarial (losses)/gains on defined benefit pension schemes, net of tax (6,515) (2,755)274 6, 26 (212) 37(182) Total items that will not be reclassified to profit or loss in subsequent years Other comprehensive (expense)/income (212) 37(182) (6,727) (2,718)92 Total comprehensive (expense)/income for the year (810) 56,702749 Attributable to: – Owners of the parent – Non-controlling interests (1,076) 56,711604 266 (9)145 (810) 56,702749 Revenue Cost of sales 2 42,227 38,34638,041 (30,882) (27,942)(26,567) Gross profit Selling and distribution expenses Administrative expenses Share of results of equity accounted associates and joint ventures Impairment losses Other income and expense 11,345 10,40411,474 (3,455) (3,033)(2,860) (5,746) (4,245)(4,159) (63) 278575 4 – (6,600)(7,700) (114) (717)468 Operating profit/(loss) Non-operating income and expense Investment income Financing costs 3 1,967 (3,913)(2,202) (19) (149)10 5 883 346305 5 (1,736) (1,554)(1,596) Profit/(loss) before taxation Income tax credit/(expense) 1,095 (5,270)(3,483) 6 4,765 16,582(476) Profit/(loss) for the financial year from continuing operations Profit for the financial year from discontinued operations 5,860 11,312(3,959) 7 57 48,1084,616 Profit for the financial year 5,917 59,420657 Attributable to: – Owners of the parent – Non-controlling interests1 5,761 59,254413 156 166244 Profit for the financial year 5,917 59,420657 Earnings/(loss) per share From continuing operations: – Basic – Diluted 21.53p 42.10p(15.66p) 21.42p 41.77p(15.66p) Total Group: – Basic – Diluted 8 21.75p 223.84p1.54p 8 21.63p 222.07p1.54p

Consolidated statement of financial position at 31 March 31 March 2015 31 March 2014 Note £m £m Non-current assets Goodwill Other intangible assets Property, plant and equipment Investments in associates and joint ventures Other investments Deferred tax assets Post employment benefits Trade and other receivables  10 22,537 23,315 10 20,953 23,373 11 26,603 22,851 12 (3) 114 13 3,757 3,553 6 23,845 20,607 26 169 35 15 4,865 3,270 102,726 97,118 Current assets Inventory Taxation recoverable Trade and other receivables Other investments Cash and cash equivalents Assets held for sale  14 482 441 575 808 15 8,053 8,886 13 3,855 4,419 20 6,882 10,134 – 34 19,847 24,722 Total assets 122,573 121,840 Equity Called up share capital Additional paid-in capital Treasury shares Accumulated losses Accumulated other comprehensive income  18 3,792 3,792 117,054 116,973 (7,045) (7,187) (49,471) (51,428) 1,815 8,652 Total attributable to owners of the parent 66,145 70,802 Non-controlling interests Put options over non-controlling interests 1,595 1,733 (7) (754) Total non-controlling interests 1,588 979 Total equity 67,733 71,781 Non-current liabilities Long-term borrowings Taxation liabilities Deferred tax liabilities Post employment benefits Provisions Trade and other payables  21 22,435 21,454 – 50 6 595 747 26 567 584 17 1,082 846 16 1,264 1,339 25,943 25,020 Current liabilities Short-term borrowings Taxation liabilities Provisions Trade and other payables  21 12,623 7,747 599 873 17 767 963 16 14,908 15,456 28,897 25,039 Total equity and liabilities 122,573 121,840 The consolidated financial statements on pages 105 to 174 were approved by the Board of Directors and authorised for issue on 19 May 2015 and were signed on its behalf by: /s/ Vittorio Colao /s/ Nick Read Vittorio Colao Nick Read Chief Executive Chief Financial Officer 106

Consolidated statement of changes in equity for the years ended 31 March Other comprehensive income Additional share-Non-107 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Equity Share paid-in Treasury Retained Currency Pensions Investment Revaluation holders’ controlling capital1 capital2 shares losses reserve3 reserve reserve4 surplus5 Other6 funds interests Total £m £m £m £m £m £m £m £m £m £m £m £m 1 April 20123,866 154,123(7,841) (84,217) 10,138(466)2201,04072 76,9351,267 78,202 Issue or reissue of shares –2287(237)–––––52–52 Purchase of own shares ––(1,475)7––––––(1,475)–(1,475) Share-based payments –1528–––––––152–152 Transactions with non-controlling interests in subsidiaries ––– (7) –––– –(7) (17) (24) Comprehensive income–––413462(182)(85) –(4) 604145749 Dividends–––(4,801)–––––(4,801)(384) (5,185) Other –2–15–––––17–17 31 March 20133,866 154,279 (9,029) (88,834) 10,600(648)1351,04068 71,4771,011 72,488 Issue or reissue of shares –2194(173)–––––23–23 Redemption or cancellation of shares(74) 741,648(1,648)–––––––– Capital reduction and creation of B and C shares16, 613 (37,470)–20,857–––––––– Cancellation of B shares(16,613)––1,115––––– (15,498)– (15,498) Share-based payments –888 –––––––88–88 Transactions with non-controlling interests in subsidiaries ––– (1,451)– ––– –(1,451)260(1,191) Comprehensive income–––59,254 (2,436)37(119)–(25) 56,711 (9) 56,702 Dividends––– (40,566)––––– (40,566)(284) (40,850) Other –––18–––––18119 31 March 20143,792 116,973 (7,187) (51,428) 8,164(611)161,04043 70,802979 71,781 Notes: 1 See note 18 “Called up share capital”. 2 Includes share premium, capital redemption reserve and merger reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS. 3 The currency reserve is used to record cumulative translation differences on the assets and liabilities of foreign operations. The cumulative translation differences are recycled to the income statement on disposal of the foreign operation. 4 The investment reserve is used to record the cumulative fair value gains and losses on available-for-sale financial assets. The cumulative gains and losses are recycled to the income statement on disposal of the assets. 5 The revaluation surplus derives from acquisitions of subsidiaries made before the Group’s adoption of IFRS 3 (Revised) on 1 April 2010 and comprises the amounts arising from recognising the Group’s pre-existing equity interest in the acquired subsidiary at fair value. 6 Includes the impact of the Group’s cash flow hedges with £607 million net gain deferred to other comprehensive income during the year (2014: £129 million net loss) and £649 million net gain (2014: £171 million net loss) recycled to the income statement. 7 Amount for 2013 includes a commitment for the purchase of own shares of £1,026 million. 8 Includes £7 million tax credit (2014: £12 million charge; 2013: £18 million credit). Issue or reissue of shares –2142(126) –––––18–18 Share-based payments –958–– –––––95–95 Transactions with non-controlling interests in subsidiaries ––(756) –––––(756)605(151) Comprehensive income –––5,761 (6,627)(212)(5) –7(1,076)266(810) Profit –––5,761 –––––5,7611565,917 OCI – before tax –––– (6,842) (269) 4–12(7,095) 113 (6,982) OCI – taxes –––– 21657––(5) 268(3) 265 Transfer to the income statement –––– (1) –(9)––(10) –(10) Dividends –––(2,930) ––––(2,930)(262) (3,192) Other –(16) –8 –––––(8) –(8) 31 March 2015 3,792 117,054 (7,045) (49,471) 1,537(823)111,04050 66,1451,588 67,733 Profit – – – 59,254 – – – – – 59,254 166 OCI – before tax – – – – (3,932) 57 (119) – 3 (3,991) (172) OCI – taxes – – – – 3 (20) – – (3) (20) (3) Transfer to the income statement – – – – 1,493 – – – (25) 1,468 – 59,420 (4,163) (23) 1,468 Profit–––413–––––413244657 OCI – before tax––––482(238)(73) –(6) 165(95) 70 OCI – taxes––––(21) 56––237(4) 33 Transfer to the income statement ––––1–(12)––(11) –(11)

Consolidated statement of cash flows for the years ended 31 March 108 Vodafone Group Plc Annual Report on Form 20-F 2015 201520142013 Note £m £m £m During the year ended 31 March 2014 there were a number of material non-cash investing and financing activities that arose in relation to the disposal of our interest in Verizon Wireless, the acquisition of the remaining 23% of Vodafone Italy and the return of value to shareholders. Full details of these material non-cash transactions are included in note 28 to the consolidated financial statements. Net cash flow from operating activities 19 9,715 6,2278,824 Cash flows from investing activities Purchase of interests in subsidiaries, net of cash acquired Purchase of interests in associates and joint ventures Purchase of intangible assets Purchase of property, plant and equipment Purchase of investments Disposal of interests in subsidiaries, net of cash disposed Disposal of interests in associates and joint ventures Disposal of property, plant and equipment Disposal of investments Dividends received from associates and joint ventures Dividends received from investments Interest received 28 (3,093) (4,279)(1,432) (85) (11) (6) 10 (2,315) (2,327)(3,758) 11 (6,568) (4,396)(3,958) 13 (207) (214)(4,249) – –27 12 27 34,919– 11 178 79105 13 899 1,4831,523 583 4,8975,539 – 102 254 582461 Net cash flow from investing activities (10,327) 30,743(5,746) Cash flows from financing activities Issue of ordinary share capital and reissue of treasury shares Net movement in short-term borrowings Proceeds from issue of long-term borrowings Repayment of borrowings Purchase of treasury shares B and C share payments Equity dividends paid Dividends paid to non-controlling shareholders in subsidiaries Other transactions with non-controlling shareholders in subsidiaries Other movements in loans with associates and joint ventures Interest paid 18 18 3869 4,722 (2,887)1,581 2,432 1,0605,422 (4,070) (9,788) (1,720) – (1,033)(1,568) – (14,291)– 9 (2,927) (5,076)(4,806) (247) (264)(379) (718) (111) 15 (52) –168 (1,576) (1,897)(1,525) Net cash flow used in financing activities (2,418) (34,249)(2,743) Net cash flow Cash and cash equivalents at beginning of the financial year Exchange (loss)/gain on cash and cash equivalents (3,030) 2,721335 20 10,112 7,5067,001 (221) (115)170 Cash and cash equivalents at end of the financial year20 6,861 10,1127,506

Notes to the consolidated financial statements 109 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information 1. Basis of preparation This section describes the critical accounting judgements that management has identified as having a potentially material impact on the Group’s consolidated financial statements and sets out our significant accounting policies that relate to the financial statements as a whole. Where an accounting policy is generally applicable to a specific note to the accounts, the policy is described within that note. We have also detailed below the new accounting pronouncements that we will adopt in future years and our current view of the impact they will have on our financial reporting. The consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’) and are also prepared in accordance with IFRS adopted by the European Union (‘EU’), the Companies Act 2006 and Article 4 of the EU IAS Regulations. The consolidated financial statements are prepared on a going concern basis. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. A discussion on the Group’s critical accounting judgements and key sources of estimation uncertainty is detailed below. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period; they are recognised in the period of the revision and future periods if the revision affects both current and future periods. Amounts in the consolidated financial statements are stated in pounds sterling. Vodafone Group Plc is incorporated and domiciled in England and Wales (registration number 1833679). IFRS requires the Directors to adopt accounting policies that are the most appropriate to the Group’s circumstances. In determining and applying accounting policies, Directors and management are required to make judgements in respect of items where the choice of specific policy, accounting estimate or assumption to be followed could materially affect the Group’s reported financial position, results or cash flows; it may later be determined that a different choice may have been more appropriate. Management has identified accounting estimates and assumptions relating to revenue recognition, taxation, business combinations and goodwill, joint arrangements, finite lived intangible assets, property, plant and equipment, post employment benefits, provisions and contingent liabilities and impairment that it considers to be critical due to their impact on the Group’s financial statements. These critical accounting judgements, assumptions and related disclosures have been discussed with the Company’s Audit and Risk Committee (see page 64). Critical accounting judgements and key sources of estimation uncertainty Revenue recognition Arrangements with multiple deliverables In revenue arrangements where more than one good or service is provided to the customer, customer consideration is allocated between the goods and services using relative fair value principles. The fair values determined for deliverables may impact the timing of the recognition of revenue. Determining the fair value of each deliverable can require complex estimates. The Group generally determines the fair value of individual elements based on prices at which the deliverable is regularly sold on a stand-alone basis after considering volume discounts where appropriate. Gross versus net presentation When the Group sells goods or services as a principal, income and payments to suppliers are reported on a gross basis in revenue and operating costs. If the Group sells goods or services as an agent, revenue and payments to suppliers are recorded in revenue on a net basis, representing the margin earned. Whether the Group is considered to be the principal or an agent in the transaction depends on analysis by management of both the legal form and substance of the agreement between the Group and its business partners; such judgements impact the amount of reported revenue and operating expenses but do not impact reported assets, liabilities or cash flows. Taxation The Group’s tax charge on ordinary activities is the sum of the total current and deferred tax charges. The calculation of the Group’s total tax charge involves estimation and judgement in respect of certain matters where the tax impact is uncertain until a conclusion is reached with the relevant tax authority or through a legal process. The final resolution of some of these items may give rise to material profits, losses and/or cash flows. Resolving tax issues can take many years as it is not always within the control of the Group and often depends on the efficiency of legal processes in the relevant tax jurisdiction. Recognition of deferred tax assets Significant items on which the Group has exercised accounting estimation and judgement include the recognition of deferred tax assets in respect of losses in Luxembourg, Germany, Spain, India and Turkey and capital allowances in the United Kingdom. The recognition of deferred tax assets, particularly in respect of tax losses, is based upon whether it is probable that there will be sufficient and suitable taxable profits in the relevant legal entity or tax group against which to utilise the assets in the future. Judgement is required when determining probable future taxable profits. The Group assesses the availability of future taxable profits using the same undiscounted five year forecasts for the Group’s operations as are used in the Group’s value in use calculations (see “Impairment reviews” below). Where tax losses are forecast to be recovered beyond the five year period, the availability of taxable profits is assessed using the cash flows and long-term growth rates used for the value in use calculations.

Notes to the consolidated financial statements (continued) 1. Basis of preparation (continued) The cash flows inherent in these forecasts include the unsystematic risks of operating in the telecommunications business including the potential impacts of changes in the market structure, trends in customer pricing, the costs associated with the acquisition and retention of customers, future technological evolutions and potential regulatory changes, such as our ability to acquire and/or renew spectrum licences. Changes in the assumptions which underpin the Group’s forecasts could have an impact on the amount of future taxable profits and could have a significant impact on the period over which the deferred tax asset would be recovered. The Group only considers substantively enacted tax laws when assessing the amount and availability of tax losses to offset against the future taxable profits. See note 6 “Taxation” to the consolidated financial statements. Business combinations and goodwill When the Group completes a business combination, the fair values of the identifiable assets and liabilities acquired, including intangible assets, are recognised. The determination of the fair values of acquired assets and liabilities is based, to a considerable extent, on management’s judgement. If the purchase consideration exceeds the fair value of the net assets acquired then the incremental amount paid is recognised as goodwill. If the purchase price consideration is lower than the fair value of the assets acquired then the difference is recorded as a gain in the income statement. Allocation of the purchase price between finite lived assets (discussed below) and indefinite lived assets such as goodwill affects the subsequent results of the Group as finite lived intangible assets are amortised, whereas indefinite lived intangible assets, including goodwill, are not amortised. On transition to IFRS the Group elected not to apply IFRS 3 “Business combinations” retrospectively as the difficulty in applying these requirements to business combinations completed by the Group between incorporation and 1 April 2004 exceeded any potential benefits. Goodwill recorded before the date of transition to IFRS amounted to £78,753 million. If the Group had elected to apply IFRS 3 retrospectively it may have led to an increase or decrease in goodwill, licences, customer bases, brands and related deferred tax liabilities recognised on acquisition. See note 28 “Acquisitions and disposals” to the consolidated financial statements for further details. Joint arrangements The Group participates in a number of joint arrangements where control of the arrangement is shared with one or more other parties. A joint arrangement is classified as a joint operation or as a joint venture, depending on management’s assessment of the legal form and substance of the arrangement. The classification can have a material impact on the consolidated financial statements. The Group’s share of assets, liabilities, revenue, expenses and cash flows of joint operations are included in the consolidated financial statements on a line-by-line basis, whereas the Group’s investment and share of results of joint ventures are shown within single line items in the consolidated statement of financial position and consolidated income statement respectively. See note 12 “Investments in associates and joint arrangements” to the consolidated financial statements. Finite lived intangible assets Other intangible assets include amounts spent by the Group acquiring licences and spectrum, customer bases and brands and the costs of purchasing and developing computer software. Where intangible assets are acquired through business combinations and no active market for the assets exists, the fair value of these assets is determined by discounting estimated future net cash flows generated by the asset. Estimates relating to the future cash flows and discount rates used may have a material effect on the reported amounts of finite lived intangible assets. Estimation of useful life The useful life over which intangible assets are amortised depends on management’s estimate of the period over which economic benefit will be derived from the asset. Reducing the useful life will increase the amortisation charge in the consolidated income statement. Useful lives are periodically reviewed to ensure that they remain appropriate. The basis for determining the useful life for the most significant categories of intangible assets is discussed below. Licence and spectrum fees The estimated useful life is generally the term of the licence unless there is a presumption of renewal at negligible cost; this is adjusted if necessary, for example taking into account the impact of any expected changes in technology. Customer bases The estimated useful life principally reflects management’s view of the average economic life of the customer base and is assessed by reference to customer churn rates. An increase in churn rates may lead to a reduction in the estimated useful life and an increase in the amortisation charge. Capitalised software For computer software, the useful life is based on management’s view, considering historical experience with similar products as well as anticipation of future events which may impact their life such as changes in technology. The useful life will not exceed the duration of a licence. Property, plant and equipment Property, plant and equipment represents 21.7% (2014: 18.8%) of the Group’s total assets; estimates and assumptions made may have a material impact on their carrying value and related depreciation charge. See note 11 “Property, plant and equipment” to the consolidated financial statements for further details. Estimation of useful life The depreciation charge for an asset is derived using estimates of its expected useful life and expected residual value, which are reviewed annually. Increasing an asset’s expected life or residual value would result in a reduced depreciation charge in the consolidated income statement. Management determines the useful lives and residual values for assets when they are acquired, based on experience with similar assets and taking into account other relevant factors such as any expected changes in technology. The useful life of network infrastructure is assumed not to exceed the duration of related operating licences unless there is a reasonable expectation of renewal or an alternative future use for the asset. 110 Vodafone Group Plc Annual Report on Form 20-F 2015

Post employment benefits Management judgement is exercised when determining the Group’s liabilities and expenses arising for defined benefit pension schemes. Management is required to make assumptions regarding future rates of inflation, salary increases, discount rates and longevity of members, each of which may have a material impact on the defined benefit obligations that are recorded. Further details, including a sensitivity analysis, are included in note 26 “Post employment benefits” to the consolidated financial statements. Provisions and contingent liabilities The Group exercises judgement in measuring and recognising provisions and the exposures to contingent liabilities related to pending litigation or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities (see note 30 “Contingent liabilities” to the consolidated financial statements). Judgement is necessary to assess the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of any financial settlement. The inherent uncertainty of such matters means that actual losses may materially differ from estimates. Impairment reviews IFRS requires management to perform impairment tests annually for indefinite lived assets and, for finite lived assets, if events or changes in circumstances indicate that their carrying amounts may not be recoverable. Impairment testing requires management to judge whether the carrying value of assets can be supported by the net present value of future cash flows that they generate. Calculating the net present value of the future cash flows requires assumptions to be made in respect of highly uncertain matters including management’s expectations of: a growth in adjusted EBITDA, calculated as adjusted operating profit before depreciation and amortisation; a timing and amount of future capital expenditure; a long-term growth rates; and a appropriate discount rates to reflect the risks involved. Management prepares formal five year forecasts for the Group’s operations, which are used to estimate their value in use. In certain developing markets ten year forecasts are used if it is considered that the fifth year of a forecast is not indicative of expected long-term future performance as operations may not have reached maturity. For operations where five year forecasts are used for the Group’s value in use calculations, a long-term growth rate into perpetuity has been determined as the lower of: a the nominal GDP growth rates for the country of operation; and a the long-term compound annual growth rate in adjusted EBITDA in years six to ten estimated by management. For operations where ten year forecasts are used for the Group’s value in use calculations, a long-term growth rate into perpetuity has been determined as the lower of: a the nominal GDP growth rates for the country of operation; and a the compound annual growth rate in adjusted EBITDA in years nine to ten of the management plan. Changing the assumptions selected by management, in particular the discount rate and growth rate assumptions used in the cash flow projections, could significantly affect the Group’s impairment evaluation and hence reported assets and profits or losses. Further details, including a sensitivity analysis, are included in note 4 “Impairment losses” to the consolidated financial statements. Significant accounting policies applied in the current reporting period that relate to the financial statements as a whole Accounting convention The consolidated financial statements are prepared on a historical cost basis except for certain financial and equity instruments that have been measured at fair value. Basis of consolidation The consolidated financial statements incorporate the financial statements of the Company, subsidiaries controlled by the Company (see note 32 “Principal subsidiaries” to the consolidated financial statements) and joint operations that are subject to joint control (see note 12 “Investments in associates and joint arrangements” to the consolidated financial statements). Foreign currencies The consolidated financial statements are presented in sterling, which is the parent company’s functional currency and the presentation currency of the Group. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially recorded at the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into the respective functional currency of the entity at the rates prevailing on the reporting period date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the initial transaction dates. Non-monetary items measured in terms of historical cost in a foreign currency are not retranslated. Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analysed between translation differences and other changes in the carrying amount of the security. Translation differences are recognised in the income statement and other changes in carrying amount are recognised in equity. 111 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information

Notes to the consolidated financial statements (continued) 1. Basis of preparation (continued) Translation differences on non-monetary financial assets, such as investments in equity securities classified as available-for-sale, are reported as part of the fair value gain or loss and are included in equity. For the purpose of presenting consolidated financial statements, the assets and liabilities of entities with a functional currency other than sterling are expressed in sterling using exchange rates prevailing at the reporting period date. Income and expense items and cash flows are translated at the average exchange rates for the period and exchange differences arising are recognised directly in equity. On disposal of a foreign entity, the cumulative amount previously recognised in equity relating to that particular foreign operation is recognised in profit or loss. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated accordingly. In respect of all foreign operations, any exchange differences that have arisen before 1 April 2004, the date of transition to IFRS, are deemed to be nil and will be excluded from the determination of any subsequent profit or loss on disposal. The net foreign exchange gain recognised in the consolidated income statement for the year ended 31 March 2015 is £273 million (31 March 2014: £1,688 million loss; 2013: £117 million loss). The net gains and net losses are recorded within operating profit (2015: £8 million charge; 2014: £16 million charge; 2013: £21 million charge), other income and expense and non-operating income and expense (2015: £1 million credit; 2014: £1,493 million charge; 2013: £1 million charge), investment and financing income (2015: £276 million credit; 2014: £180 million charge; 2013: £91 million charge) and income tax expense (2015: £4 million credit; 2014: £1 million credit; 2013: £4 million charge). The foreign exchange gains and losses included within other income and expense and non-operating income and expense arise on the disposal of interests in joint ventures, associates and investments from the recycling of foreign exchange gains previously recorded in the consolidated statement of comprehensive income. New accounting pronouncements adopted on 1 April 2014 On 1 April 2014 the Group adopted the following new accounting policies to comply with amendments to IFRS. The accounting pronouncements, none of which are considered by the Group as significant on adoption, are: a Amendments to IAS 32 “Offsetting financial assets and financial liabilities”; a Amendments to IAS 39 “Novation of derivatives and continuation of hedge accounting”; a “Improvements to IFRS 2010–2012 cycle”. All the amendments were early adopted by the Group except an amendment to IFRS 8 “Operating Segments”, which will be adopted on 1 April 2015; and a IFRIC 21 “Levies”. New accounting pronouncements to be adopted on 1 April 2015 The following pronouncements which are potentially relevant to the Group have been issued by the IASB are effective for annual periods beginning on or after 1 July 2014 and have been endorsed for use in the EU: a Amendments to IAS 19 “Defined Benefit Plans: Employee Contributions”; a “Improvements to IFRS 2010–2012 cycle” amendment to IFRS 8 “Operating Segments”; and a “Improvements to IFRS 2011–2013 cycle”. The Group’s financial reporting will be presented in accordance with the new standards above, which are not expected to have a material impact on the consolidated results, financial position or cash flows of the Group, from 1 April 2015. New accounting pronouncements to be adopted on or after 1 April 2016 On 1 April 2016 the Group will adopt “Accounting for Acquisitions of Interests in Joint Operations, Amendments to IFRS 11”, “Clarification of Acceptable Methods of Depreciation and Amortisation, Amendments to IAS 16 and IAS 38”, “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, Amendments to IAS 10 and IAS 28”, “Improvements to IFRS 2012–2014 Cycle” and “Disclosure Initiative, Amendments to IAS 1” which are effective for accounting periods on or after 1 January 2016 and which have not yet been endorsed by the EU. The Group is currently confirming the impacts of the above new pronouncements on its results, financial position and cash flows, which are not expected to be material. 112 Vodafone Group Plc Annual Report on Form 20-F 2015

IFRS 15 “Revenue from Contracts with Customers” was issued in May 2015; although it is effective for accounting periods beginning on or before 1 January 2017, the IASB has proposed to defer the mandatory adoption date by one year. IFRS 15 has not yet been adopted by the EU. IFRS 15 will have a material impact on the Group’s reporting of revenue and costs as follows: a IFRS 15 will require the Group to identify deliverables in contracts with customers that qualify as “performance obligations”. The transaction price receivable from customers must be allocated between the Group’s performance obligations under the contracts on a relative stand-alone selling price basis. Currently revenue allocated to deliverables is restricted to the amount that is receivable without the delivery of additional goods or services; this restriction will no longer be applied under IFRS 15. The primary impact on revenue reporting will be that when the Group sells subsidised devices together with airtime service agreements to customers, revenue allocated to equipment and recognised when control of the device passes to the customer will increase and revenue recognised as services are delivered will reduce. a Under IFRS 15, certain incremental costs incurred in acquiring a contract with a customer will be deferred on the balance sheet and amortised as revenue is recognised under the related contract; this will generally lead to the later recognition of charges for some commissions payable to third party dealers and employees. a Certain costs incurred in fulfilling customer contracts will be deferred on the balance sheet under IFRS 15 and recognised as related revenue is recognised under the contract. Such deferred costs are likely to relate to the provision of deliverables to customers that do not qualify as performance obligations and for which revenue is not recognised; currently such costs are generally expensed as incurred. The Group is currently assessing the impact of these and other accounting changes that will arise under IFRS 15; however, the changes highlighted above are expected to have a material impact on the consolidated income statement and consolidated statement of financial position. It is expected that the Group will adopt IFRS 15 on 1 April 2018. IFRS 9 “Financial Instruments” was issued in July 2014 to replace IAS 39 “Financial Instruments: Recognition and Measurement”. The standard is effective for accounting periods beginning on or after 1 January 2018 with early adoption permitted but has not yet been endorsed for use in the EU. The standard will impact the classification and measurement of the Group’s financial instruments and will require certain additional disclosures. The changes to recognition and measurement of financial instruments and changes to hedge accounting rules are not currently considered likely to have any major impact on the Group’s current accounting treatment or hedging activities. The Group will not consider early adoption of IFRS 9 until the standard has been endorsed by the EU which is currently expected in the second half of 2015. 113 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information

Notes to the consolidated financial statements (continued) 2. Segmental analysis The Group’s businesses are managed on a geographical basis. Selected financial data is presented on this basis below. The Group’s operating segments are established on the basis of those components of the Group that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Group has a single group of related services and products being the supply of communications services and products. Revenue is attributed to a country or region based on the location of the Group company reporting the revenue. Transactions between operating segments are charged at arm’s-length prices. In the Annual Report for the year ended 31 March 2014, the discussion of our revenues and adjusted EBITDA by segment was performed under the “management basis”, which included the results of our joint ventures on proportionate basis, as this was assessed as being the most insightful presentation and was how the Group’s operating performance was reviewed internally by management. For the year ended 31 March 2015 the discussion of our revenues and adjusted EBITDA by segment is performed on an IFRS basis. Following the disposal of our US Group whose principal asset was its 45% interest in Verizon Wireless and the acquisition of a 100% interest in Vodafone Italy on 21 February 2014, this is now assessed as being the most insightful presentation and reflects how the Group’s operating performance was reviewed internally by management in the year ended 31 March 2015. Segmental information for the years ended 31 March 2014 and 31 March 2013 below has been restated accordingly. Segment information is provided on the basis of geographic areas, being the basis on which the Group manages its worldwide interests, with each country in which the Group operates treated as an operating segment. The aggregation of operating segments into the Europe and AMAP regions reflects, in the opinion of management, the similar economic characteristics within each of those regions as well the similar products and services offered and supplied, classes of customers and the regulatory environment. In the case of the Europe region this largely reflects membership of the European Union, while for the AMAP region this largely includes emerging and developing economies that are in the process of rapid growth and industrialisation. Certain financial information is provided separately within the Europe region for Germany, Italy, the UK and Spain and within the AMAP region for India and Vodacom, as these operating segments are individually material for the Group. Accounting policies Revenue Revenue is recognised to the extent the Group has delivered goods or rendered services under an agreement, the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Group. Revenue is measured at the fair value of the consideration receivable, exclusive of sales taxes and discounts. The Group principally obtains revenue from providing the following telecommunication services: access charges, airtime usage, messaging, interconnect fees, data services and information provision, connection fees and equipment sales. Products and services may be sold separately or in bundled packages. Revenue for access charges, airtime usage and messaging by contract customers is recognised as services are performed, with unbilled revenue resulting from services already provided accrued at the end of each period and unearned revenue from services to be provided in future periods deferred. Revenue from the sale of prepaid credit is deferred until such time as the customer uses the airtime, or the credit expires. Revenue from interconnect fees is recognised at the time the services are performed. Revenue from data services and information provision is recognised when the Group has performed the related service and, depending on the nature of the service, is recognised either at the gross amount billed to the customer or the amount receivable by the Group as commission for facilitating the service. Customer connection revenue is recognised together with the related equipment revenue to the extent that the aggregate equipment and connection revenue does not exceed the fair value of the equipment delivered to the customer. Any customer connection revenue not recognised together with related equipment revenue is deferred and recognised over the period in which services are expected to be provided to the customer. Revenue for device sales is recognised when the device is delivered to the end customer and the significant risks and rewards of ownership have transferred. For device sales made to intermediaries, revenue is recognised if the significant risks associated with the device are transferred to the intermediary and the intermediary has no general right to return the device to receive a refund. If the significant risks are not transferred, revenue recognition is deferred until sale of the device to an end customer by the intermediary or the expiry of any right of return. In revenue arrangements including more than one deliverable, the arrangements are divided into separate units of accounting. Deliverables are considered separate units of accounting if the following two conditions are met: (i) the deliverable has value to the customer on a stand-alone basis and (ii) there is evidence of the fair value of the item. The arrangement consideration is allocated to each separate unit of accounting based on its relative fair value. Revenue allocated to deliverables is restricted to the amount that is receivable without the delivery of additional goods or services. This restriction typically applies to revenue recognised for devices provided to customers, including handsets. Commissions Intermediaries are given cash incentives by the Group to connect new customers and upgrade existing customers. For intermediaries who do not purchase products and services from the Group, such cash incentives are accounted for as an expense. Such cash incentives to other intermediaries are also accounted for as an expense if: a the Group receives an identifiable benefit in exchange for the cash incentive that is separable from sales transactions to that intermediary; and a the Group can reliably estimate the fair value of that benefit. 114 Cash incentives that do not meet these criteria are recognised as a reduction of the related revenue. Vodafone Group Plc Annual Report on Form 20-F 2015

Segmental revenue and profit Segment revenue £m Intra-region revenue £m Regional revenue £m Inter-region revenue £m Group revenue £m Adjusted EBITDA £m 31 March 2014 Germany Italy UK Spain Other Europe 8,272 522 6,427 3,518 5,525 (9) (1) (9) (14) (9) 8,263 521 6,418 3,504 5,516 (11) – (3) (2) (4) 8,252 521 6,415 3,502 5,512 2,698 182 1,418 787 1,736 Europe 24,264 (42) 24,222 (20) 24,202 6,821 India Vodacom Other AMAP 3,945 4,718 4,810 – – – 3,945 4,718 4,810 (3) – (10) 3,942 4,718 4,800 1,135 1,716 1,294 AMAP 13,473 – 13,473 (13) 13,460 4,145 Common Functions 686 – 686 (2) 684 118 Group 38,423 (42) 38,381 (35) 38,346 11,084 Discontinued operations Verizon Wireless1 9,955 4,274 31 March 2013 Germany Italy UK Spain Other Europe 7,857 – 5,150 3,904 7,115 (25) – (27) (35) (55) 7,832 – 5,123 3,869 7,060 (6) – (4) (2) (6) 7,826 – 5,119 3,867 7,054 2,831 – 1,210 1,021 2,120 Europe 24,026 (142) 23,884 (18) 23,866 7,182 India Vodacom Other AMAP 3,907 5,206 4,605 – – (1) 3,907 5,206 4,604 (4) – (19) 3,903 5,206 4,585 1,055 1,891 1,250 AMAP 13,718 (1) 13,717 (23) 13,694 4,196 Common Functions 481 – 481 – 481 88 Group 38,225 (143) 38,082 (41) 38,041 11,466 Discontinued operations Verizon Wireless1 Note: 21,972 8,831 1 Discontinued operations comprise our US group whose principal asset was a 45% interest in Verizon Wireless, which was sold on 21 February 2014. Refer to note 7 “Discontinued operations” to the consolidated financial statements for further details. Total revenue recorded in respect of the sale of goods for the year ended 31 March 2015 was £3,211 million (2014: £2,660 million, 2013: £2,633 million). The Group’s measure of segment profit, adjusted EBITDA, excludes depreciation, amortisation, impairment loss, restructuring costs, loss on disposal of fixed assets, the Group’s share of results in associates and joint ventures and other income and expense. A reconciliation of adjusted EBITDA to operating profit/(loss) is shown overleaf. For a reconciliation of operating profit/(loss) to profit for the financial year, see the consolidated income statement on page 105. 115 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information 31 March 2015 Germany 8,467(19) 8,448(22) 8,4262,670 Italy 4,641(13) 4,628(1) 4,6271,537 UK 6,414(38) 6,376(20) 6,3561,360 Spain 3,664(23) 3,641(2) 3,639783 Other Europe 5,007(29) 4,978(2) 4,9761,574 Europe 28,193(122)28,071(47)28,0247,924 India 4,324(11) 4,313(15) 4,2981,281 Vodacom 4,341–4,341–4,3411,527 Other AMAP 4,828–4,828(10) 4,8181,289 AMAP 13,493(11)13,482(25)13,4574,097 Common Functions 754–754(8) 746(106) Group 42,440(133)42,307(80)42,22711,915

Notes to the consolidated financial statements (continued) 2. Segmental analysis (continued) 2015 £m 2014 £m 2013 £m Segmental assets and cash flow Other expenditure on intangible assets £m Depreciation and amortisation £m Non-current assets1 £m Capital expenditure2 £m Operating free cash flow3 £m Impairment loss £m 31 March 2014 Germany Italy UK Spain Other Europe 22,780 7,984 8,031 3,653 8,736 1,312 180 932 511 800 3 – – – 273 2,036 164 1,290 587 1,047 4,900 – – 800 900 1,706 251 621 255 980 Europe 51,184 3,735 276 5,124 6,600 3,813 India Vodacom Other AMAP 7,824 4,560 4,850 633 663 711 1,938 3 11 828 593 932 – – – 812 1,174 619 AMAP 17,234 2,007 1,952 2,353 – 2,605 Common Functions 1,121 571 – 83 – 161 Group 69,539 6,313 2,228 7,560 6,600 6,579 31 March 2013 Germany Italy UK Spain Other Europe 19,109 – 8,365 4,599 9,786 1,073 – 601 377 993 2 – 863 – 1,335 1,423 – 888 590 1,291 – 4,500 – 3,200 – 1,795 – 788 505 1,148 Europe 41,859 3,044 2,200 4,192 7,700 4,236 India Vodacom Other AMAP 7,388 5,668 5,826 462 703 678 130 10 90 914 696 894 – – – 591 1,345 619 AMAP 18,882 1,843 230 2,504 – 2,555 Common Functions 982 405 – (35) – (244) Group 61,723 5,292 2,430 6,661 7,700 6,547 Notes: 1 Comprises goodwill, other intangible assets and property, plant and equipment. 2 Includes additions to property, plant and equipment and computer software, reported within intangibles. Excludes licences and spectrum additions. 3 The Group’s measure of segment cash flow, which primarily excludes capital expenditure, is reconciled to the closest equivalent GAAP measure cash generated by operations, on page 203. 116 Vodafone Group Plc Annual Report on Form 20-F 2015 31 March 2015 Germany 19,521 2,0033 2,574– 1,002 Italy 6,938 1,10595 1,334– 544 UK 7,759 98015 1,363– 200 Spain 8,154 858– 954– (29) Other Europe 8,189 1,083193 1,017– 543 Europe 50,561 6,029306 7,242– 2,260 India 8,599 882140 863– 332 Vodacom 4,712 7452 566– 762 Other AMAP 4,915 91935 900– 409 AMAP 18,226 2,546177 2,329– 1,503 Common Functions 1,306 6221 (6) – (900) Group 70,093 9,197484 9,565– 2,863 Adjusted EBITDA 11,915 11,08411,466 Depreciation, amortisation and loss on disposal of fixed assets (8,345) (7,098) (6,502) Share of results in associates and joint ventures (63) 324626 Adjusted operating profit 3,507 4,3105,590 Impairment loss – (6,600)(7,700) Restructuring costs (157) (355)(311) Amortisation of acquired customer based and brand intangible assets (1,269) (551)(249) Other income and expense (114) (717)468 Operating profit/(loss) 1,967 (3,913)(2,202)

3. Operating profit/(loss) Detailed below are the key amounts recognised in arriving at our operating profit/(loss) 2015 £m 2014 £m 2013 £m Note: 1 Negative goodwill arising on the acquisition of Cable & Wireless Worldwide Plc on 27 July 2012. The total remuneration of the Group’s auditor, PricewaterhouseCoopers LLP and other member firms of PricewaterhouseCoopers International Limited, for services provided to the Group during the year ended 31 March 2015 is analysed below. PricewaterhouseCoopers LLP was appointed as the Group’s auditor for the year ended 31 March 2015. Accordingly, comparative figures in the table below for the years ended 31 March 2014 and 31 March 2013 are in respect of remuneration paid to the Group’s previous auditor, Deloitte LLP and other member firms of Deloitte Touche Tohmatsu Limited. 2015 £m 2014 £m 2013 £m Notes: 1 Relates to fees for statutory and regulatory filings. 2 Amount for 2014 primarily arose from regulatory filings and shareholder documentation requirements in respect of the disposal of Verizon Wireless and the acquisition of the outstanding minority stake in Vodafone Italy. 3 At the time of the Board decision to recommend PricewaterhouseCoopers LLP as the statutory auditor for the year ended 31 March 2015 in February 2014, PricewaterhouseCoopers LLP were providing a range of services to the Group. All services that were prohibited by the Securities and Exchange Commission (‘SEC’) for a statutory auditor to provide, ceased by 31 March 2014. All engagements that are not prohibited by the SEC, but would not have met the Group’s own internal approval policy for non-audit services, ceased by 30 June 2014 to enable a transition to alternative suppliers, where required. These services had a value of approximately £3 million through to completion and are included in the table above. A description of the work performed by the Audit and Risk Committee in order to safeguard auditor independence when non-audit services are provided is set out in “Corporate governance” on page 67. 117 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Parent company 2 11 Subsidiaries 10 87 Audit fees: 12 98 Audit-related fees1 1 11 Other assurance services2, 3 1 3– Tax fees3 2 –– Non-audit fees: 4 41 Total fees 16 139 Net foreign exchange losses 8 1621 Depreciation of property, plant and equipment (note 11): Owned assets 5,002 3,9903,600 Leased assets 44 4837 Amortisation of intangible assets (note 10) 4,519 3,5223,024 Impairment of goodwill in subsidiaries, associates and joint arrangements (note 4) – 6,6007,700 Negative goodwill1 – –(473) Research and development expenditure 140 214307 Staff costs (note 25) 4,194 3,8753,620 Operating lease rentals payable: Plant and machinery 774 651506 Other assets including fixed line rentals 1,529 1,5021,297 Loss on disposal of property, plant and equipment 49 8577 Own costs capitalised attributable to the construction or acquisition of property, plant and equipment (547) (455)(356)

Notes to the consolidated financial statements (continued) 4. Impairment losses Impairment occurs when the carrying value of assets is greater than the present value of the net cash flows they are expected to generate. We review the carrying value of assets for each country in which we operate at least annually. For further details on our impairment review process see “Critical accounting judgements and key sources of estimation uncertainty” in note 1 “Basis of preparation” to the consolidated financial statements. Accounting policies Goodwill Goodwill is not subject to amortisation but is tested for impairment annually or whenever there is an indication that the asset may be impaired. For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognised for goodwill are not reversible in subsequent periods. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The Group prepares and approves formal five year management plans for its operations, which are used in the value in use calculations. In certain developing markets the fifth year of the management plan may not be indicative of the long-term future performance as operations may not have reached maturity. For these operations, the Group may extend the plan data for an additional five year period. Property, plant and equipment and finite lived intangible assets At each reporting period date, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount and an impairment loss is recognised immediately in the income statement. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years and an impairment loss reversal is recognised immediately in the income statement. Impairment losses Following our annual impairment review no impairment charges were recorded in respect of the Group’s goodwill balances during the year ended 31 March 2015. The impairment losses recognised in the consolidated income statement within operating profit in respect of goodwill in the years ended 31 March 2014 and 31 March 2013 are stated below. The impairment losses were based on value in use calculations. 2015 £m 2014 £m 2013 £m Cash-generating unit Reportable segment Goodwill The remaining carrying value of goodwill at 31 March was as follows: 2015 £m 2014 £m 118 Vodafone Group Plc Annual Report on Form 20-F 2015 Germany 9,019 10,306 Italy 2,641 3,017 Spain 2,755 1,662 14,415 14,985 Other 8,122 8,330 22,537 23,315 Germany Italy Spain Portugal Czech Republic Romania Germany – 4,900– Italy – –4,500 Spain – 8003,200 Other Europe – 500– Other Europe – 200– Other Europe – 200– – 6,6007,700

Key assumptions used in the value in use calculations The key assumptions used in determining the value in use are: Assumption How determined Budgeted adjusted EBITDA Budgeted adjusted EBITDA has been based on past experience adjusted for the following: a voice and messaging revenue is expected to benefit from increased usage from new customers, especially in emerging markets, the introduction of new services and traffic moving from fixed networks to mobile networks, though these factors will be offset by increased competitor activity, which may result in price declines, and the trend of falling termination and other regulated rates; a non-messaging data revenue is expected to continue to grow as the penetration of 3G (plus 4G where available) enabled devices and smartphones rise along with higher data bundle attachment rates, and new products and services are introduced; and a margins are expected to be impacted by negative factors such as the cost of acquiring and retaining customers in increasingly competitive markets and the expectation of further termination rate cuts by regulators and by positive factors such as the efficiencies expected from the implementation of Group initiatives. The cash flow forecasts for capital expenditure are based on past experience and include the ongoing capital expenditure required to roll out networks in emerging markets, to provide voice and data products and services and to meet the population coverage requirements of certain of the Group’s licences. Capital expenditure includes cash outflows for the purchase of property, plant and equipment and computer software. For businesses where the five year management plans are used for the Group’s value in use calculations, a long-term growth rate into perpetuity has been determined as the lower of: a the nominal GDP rates for the country of operation; and a the long-term compound annual growth rate in adjusted EBITDA in years six to ten estimated by management. The discount rate applied to the cash flows of each of the Group’s operations is generally based on the risk free rate for ten year bonds issued by the government in the respective market. Where government bond rates contain a material component of credit risk, high quality local corporate bond rates may be used. These rates are adjusted for a risk premium to reflect both the increased risk of investing in equities and the systematic risk of the specific Group operating company. In making this adjustment, inputs required are the equity market risk premium (that is the required increased return required over and above a risk free rate by an investor who is investing in the market as a whole) and the risk adjustment, beta, applied to reflect the risk of the specific Group operating company relative to the market as a whole. In determining the risk adjusted discount rate, management has applied an adjustment for the systematic risk to each of the Group’s operations determined using an average of the betas of comparable listed mobile telecommunications companies and, where available and appropriate, across a specific territory. Management has used a forward-looking equity market risk premium that takes into consideration both studies by independent economists, the average equity market risk premium over the past ten years and the market risk premiums typically used by investment banks in evaluating acquisition proposals. Budgeted capital expenditure Long-term growth rate Pre-tax risk adjusted discount rate Year ended 31 March 2015 During the year ended 31 March 2015, no impairment charges were recorded in respect of the Group’s goodwill balances. The table below shows key assumptions used in the value in use calculations. Assumptions used in value in use calculation Germany % Italy % Spain % Pre-tax risk adjusted discount rate Long-term growth rate Budgeted adjusted EBITDA1 Budgeted capital expenditure2 8.2 0.5 3.2 11.6–21.7 10.5 1.0 0.8 12.5–25.6 9.8 1.5 11.0 11.5–23.3 Notes: 1 Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Budgeted capital expenditure, which excludes licences and spectrum, is expressed as the range of capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. 119 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information

Notes to the consolidated financial statements (continued) 4. Impairment losses (continued) Sensitivity analysis Other than as disclosed below, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of any cash-generating unit to materially exceed its recoverable amount. The estimated recoverable amounts of the Group’s operations in Germany, Italy and Spain exceed their carrying values by £2.2 billion, £1.3 billion and £0.3 billion respectively. Change required for carrying value to equal the recoverable amount Germany pps Italy pps Spain pps Pre-tax risk adjusted discount rate Long-term growth rate Budgeted adjusted EBITDA1 Budgeted capital expenditure2 0.8 (0.9) (7.3) 2.1 1.6 (1.8) (7.5) 2.9 0.3 (0.3) (2.6) 0.7 Notes: 1 Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Budgeted capital expenditure, which excludes licences and spectrum, is expressed as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. Year ended 31 March 2014 During the year ended 31 March 2014 impairment charges of £4,900 million, £800 million, £500 million, £200 million and £200 million were recorded in respect of the Group’s investments in Germany, Spain, Portugal, Czech Republic and Romania respectively. The impairment charges relate solely to goodwill. The recoverable amounts of Germany, Spain, Portugal, Czech Republic and Romania were £23.0 billion, £3.3 billion, £1.3 billion, £0.6 billion and £1.2 billion respectively. The impairment charges were driven by lower projected cash flows within the business plans resulting in our reassessment of expected future business performance in the light of current trading and economic conditions. The table below shows key assumptions used in the value in use calculations. Assumptions used in value in use calculation Germany % Italy % Spain % Portugal % Czech Republic % Romania % Greece % Pre-tax risk adjusted discount rate Long-term growth rate Budgeted adjusted EBITDA1 Budgeted capital expenditure2 7.7 0.5 2.8 12.5–21.7 10.5 1.0 (2.2) 11.1–25.5 9.9 1.9 (0.7) 9.0–23.5 11.1 1.5 (0.8) 11.0–28.3 8.0 0.8 (0.6) 15.9–21.2 11.0 1.0 1.7 10.5–17.3 24.3 1.0 4.7 7.6–12.2 Notes: 1 2 Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. Budgeted capital expenditure, which excludes licences and spectrum, is expressed as the range of capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. 120 Vodafone Group Plc Annual Report on Form 20-F 2015

Sensitivity analysis Other than as disclosed below, management believed that no reasonably possible change in any of the above key assumptions would cause the carrying value of any cash-generating unit to exceed its recoverable amount. The estimated recoverable amounts of the Group’s operations in Germany, Italy, Spain, Portugal, Czech Republic, Romania and Greece were equal to, or not materially greater than, their carrying values; consequently, any adverse change in key assumptions would, in isolation, have caused a further impairment loss to be recognised. The changes in the following table to assumptions used in the impairment review would have, in isolation, led to an (increase)/decrease to the aggregate impairment loss recognised in the year ended 31 March 2014. Germany Spain Portugal Increase by 2pps £bn Decrease by 2pps £bn Increase by 2pps £bn Decrease by 2pps £bn Increase by 2pps £bn Decrease by 2pps £bn Pre-tax risk adjusted discount rate Long-term growth rate Budgeted adjusted EBITDA1 Budgeted capital expenditure2 (7.1) 4.9 0.8 (2.4) 4.9 (5.2) (0.8) 2.4 (0.9) 0.8 0.2 (0.8) 0.8 (0.8) (0.2) 0.8 (0.3) 0.4 0.1 (0.2) 0.4 (0.2) (0.1) 0.2 Czech Republic Romania Increase by 2pps £bn Decrease by 2pps £bn Increase by 2pps £bn Decrease by 2pps £bn Pre-tax risk adjusted discount rate Long-term growth rate Budgeted adjusted EBITDA1 Budgeted capital expenditure2 (0.2) 0.2 – – 0.2 (0.2) – – (0.2) 0.2 0.1 – 0.2 (0.2) (0.1) – Notes: 1 Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Budgeted capital expenditure is expressed as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. Year ended 31 March 2013 During the year ended 31 March 2013 impairment charges of £4,500 million and £3,200 million were recorded in respect of the Group’s investments in Italy and Spain respectively. The impairment charges relate solely to goodwill. The recoverable amounts of Italy and Spain were £8.9 billion and £4.2 billion respectively. The impairment charges were driven by a combination of lower projected cash flows within business plans, resulting from our reassessment of expected future business performance in light of current trading and economic conditions and adverse movements in discount rates driven by the credit rating and yields on ten year government bonds. The table below shows key assumptions used in the value in use calculations. Assumptions used in value in use calculation Italy % Spain % Germany % Greece % Portugal % Romania % Pre-tax risk adjusted discount rate Long-term growth rate Budgeted adjusted EBITDA1 Budgeted capital expenditure2 11.3 0.5 (0.2) 9.9–15.2 12.2 1.9 1.7 11.2–15.2 9.6 1.4 2.5 11.3–12.6 23.9 1.0 0.4 7.8–11.0 11.2 0.4 (1.5) 10.0–18.9 11.2 3.0 0.8 10.1–15.5 Notes: 1 Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Budgeted capital expenditure, which excludes licences and spectrum, is expressed as the range of capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. The pre-tax risk adjusted discount rate used for Czech Republic was 5.6%. 121 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information

Notes to the consolidated financial statements (continued) 4. Impairment losses (continued) Sensitivity analysis Other than as disclosed below, management believed that no reasonably possible change in any of the above key assumptions would cause the carrying value of any cash-generating unit to exceed its recoverable amount. The estimated recoverable amounts of the Group’s operations in Italy, Spain, Portugal and Greece were equal to, or not materially greater than, their carrying values; consequently, any adverse change in key assumptions would, in isolation, have caused a further impairment loss to be recognised. The estimated recoverable amounts of the Group’s operations in Germany and Romania exceeded their carrying values by approximately £1,034 million and £184 million respectively. Change required for carrying value to equal the recoverable amount Germany pps Romania pps Pre-tax risk adjusted discount rate Long-term growth rate Budgeted adjusted EBITDA1 Budgeted capital expenditure2 0.4 (0.5) (0.7) 1.1 1.0 (1.2) (1.7) 2.8 Notes: 1 Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Budgeted capital expenditure is expressed as the range of capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. The changes in the following table to assumptions used in the impairment review would have, in isolation, led to an (increase)/decrease to the aggregate impairment loss recognised in the year ended 31 March 2013: Italy Spain Portugal Increase by 2pps £bn Decrease by 2pps £bn Increase by 2pps £bn Decrease by 2pps £bn Increase by 2pps £bn Decrease by 2pps £bn Pre-tax risk adjusted discount rate Long-term growth rate Budgeted adjusted EBITDA1 Budgeted capital expenditure2 (1.4) 1.8 0.5 (0.9) 1.8 (1.3) (0.5) 0.9 (0.7) – – (0.6) – (0.7) (0.1) – (0.3) – – (0.2) – (0.3) (0.1) – Notes: 1 2 Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. Budgeted capital expenditure is expressed as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. 122 Vodafone Group Plc Annual Report on Form 20-F 2015

5. Investment income and financing costs Investment income comprises interest received from short-term investments, bank deposits, government bonds and gains from foreign exchange contracts which are used to hedge net debt. Financing costs mainly arise from interest due on bonds and commercial paper issued, bank loans and the results of hedging transactions used to manage foreign exchange and interest rate movements. 2015 £m 2014 £m 2013 £m Notes: 1 Amounts for 2015 include net foreign exchange gains of £526 million (2014: £21 million gain; 2013: £91 million loss) arising from net foreign exchange movements on certain intercompany balances. The Group capitalised £142 million of interest expense in the year (2014: £3 million; 2013: £8 million). Amounts for 2015 include net foreign exchange losses of £250 million (2014: £201 million; 2013: £nil). Amounts for 2015, 2014 and 2013 include a reduction of the provision for potential interest on tax issues. Includes amounts in relation to the Group’s arrangements with its non-controlling interests. 2 3 4 5 123 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Investment income: Available-for-sale investments: Dividends received – 102 Loans and receivables at amortised cost 324 184124 Fair value through the income statement (held for trading): Derivatives – foreign exchange contracts – 82115 Other1 559 7064 883 346305 Financing costs: Items in hedge relationships: Other loans 245 265228 Interest rate and cross currency interest rate swaps (123) (196)(184) Fair value hedging instrument (461) 386(81) Fair value of hedged item 418 (363)112 Other financial liabilities held at amortised cost: Bank loans and overdrafts2 842 557584 Other loans3 677 770736 Interest credit on settlement of tax issues4 (4) (15) (91) Equity put rights and similar arrangements5 11 143136 Fair value through the income statement (held for trading): Derivatives – forward starting swaps and futures 131 1105 Other1 – 651 1,736 1,5541,596 Net financing costs 853 1,2081,291

Notes to the consolidated financial statements (continued) 6. Taxation This note explains how our Group tax charge arises. The deferred tax section of the note also provides information on our expected future tax charges and sets out the tax assets held across the Group together with our view on whether or not we expect to be able to make use of these in the future. Accounting policies Income tax expense represents the sum of the current tax payable and deferred tax. Current tax payable or recoverable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because some items of income or expense are taxable or deductible in different years or may never be taxable or deductible. The Group’s liability for current tax is calculated using UK and foreign tax rates and laws that have been enacted or substantively enacted by the reporting period date. Deferred tax is the tax expected to be payable or recoverable in the future arising from temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. It is accounted for using the statement of financial position liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that temporary differences or taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Deferred tax liabilities are not recognised to the extent they arise from the initial recognition of non-tax deductible goodwill. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint arrangements, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The carrying amount of deferred tax assets is reviewed at each reporting period date and adjusted to reflect changes in the Group’s assessment that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised, based on tax rates that have been enacted or substantively enacted by the reporting period date. Tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they either relate to income taxes levied by the same taxation authority on either the same taxable entity or on different taxable entities which intend to settle the current tax assets and liabilities on a net basis. Tax is charged or credited to the income statement, except when it relates to items charged or credited to other comprehensive income or directly to equity, in which case the tax is recognised in other comprehensive income or in equity. Income tax expense 2015 £m 2014 £m 2013 £m UK operating profits are more than offset by statutory allowances for capital investment in the UK network and systems plus ongoing interest costs including those arising from the £6.8 billion of spectrum payments to the UK government in 2000 and 2013. 124 Vodafone Group Plc Annual Report on Form 20-F 2015 United Kingdom corporation tax expense: Current year – – – 24 Adjustments in respect of prior years 11 17 11 1724 Overseas current tax expense: Current year 846 3,114 1,062 (249) Adjustments in respect of prior years (149) (25) 697 3,089813 Total current tax expense 708 3,106837 Deferred tax on origination and reversal of temporary differences: (52) United Kingdom deferred tax (39) 57 Overseas deferred tax (5,434) (19,745)(309) Total deferred tax income (5,473) (19,688)(361) Total income tax (income)/expense (4,765) (16,582)476

Tax on discontinued operations 2015 £m 2014 £m 2013 £m Tax (credited)/charged directly to other comprehensive income 2015 £m 2014 £m 2013 £m Tax (credited)/charged directly to equity 2015 £m 2014 £m 2013 £m Factors affecting the tax expense for the year The table below explains the differences between the expected tax expense at the UK statutory tax rate of 21% (2014: 23% and 2013: 24%), and the Group’s total tax expense for each year. 2015 £m 2014 £m 2013 £m Notes: 1 See commentary regarding deferred tax asset recognition on page 127. 2 Includes the US tax charge of £2,210 million on the rationalisation and reorganisation of non-US assets prior to the disposal of our interest in Verizon Wireless. 125 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Continuing profit/(loss) before tax as shown in the consolidated income statement 1,095 (5,270)(3,483) Expected income tax expense/(income) at UK statutory tax rate 230 (1,212)(836) Effect of different statutory tax rates of overseas jurisdictions 138 (328) (9) Impairment losses with no tax effect – 1,9582,664 Disposal of Group investments – 211(10) Effect of taxation of associates and joint ventures, reported within operating profit 25 61129 Recognition of deferred tax assets in Luxembourg and Germany1 (5,468) (19,318)– Tax charge on rationalisation and re-organisation of non-US assets prior to VZW disposal2 – 1,365– Deferred tax impact of previously unrecognised temporary differences including losses (40) (164)(625) Current tax impact of previously unrecognised temporary differences including losses – –(74) Effect of unrecognised temporary differences 342 215(184) Adjustments in respect of prior years (245) (43) (234) Gain on acquisition of CWW with no tax effect – –(164) Effect of secondary and irrecoverable taxes 66 3794 Deferred tax on overseas earnings 38 4(4) Effect of current year changes in statutory tax rates 118 158(2) Expenses not deductible for tax purposes and other items 148 210 104 – Tax on income derived from discontinued operations – 418 Exclude taxation of associates (117) (154)(373) Income tax (income)/expense (4,765) (16,582)476 Current tax (credit)/charge (4) 12(17) Deferred tax credit (3) –(1) Total tax (credited)/charged directly to equity (7) 12(18) Current tax charge 2 –4 Deferred tax (credit)/charge (267) 23(37) Total tax (credited)/charged directly to other comprehensive income (265) 23(33) Tax (credit)/charge on profit from ordinary activities of discontinued operations (57) 1,7091,750 Tax charge relating to the gain or loss of discontinued operations – –– Total tax (credit)/charge on discontinued operations (57) 1,7091,750

Notes to the consolidated financial statements (continued) 6. Taxation (continued) Deferred tax Analysis of movements in the net deferred tax balance during the year: £m Deferred tax assets and liabilities, before offset of balances within countries, are as follows: Amount (charged)/ credited in income statement £m Net recognised deferred tax (liability)/ asset £m Gross deferred tax asset £m Gross deferred tax liability £m Less amounts unrecognised £m Deferred tax assets and liabilities are analysed in the statement of financial position, after offset of balances within countries, as follows: £m At 31 March 2014, deferred tax assets and liabilities, before offset of balances within countries, were as follows: Amount (charged)/ credited in income statement £m Net recognised deferred tax (liability)/ asset £m Gross deferred tax asset £m Gross deferred tax liability £m Less amounts unrecognised £m Accelerated tax depreciation Intangible assets Tax losses Deferred tax on overseas earnings Other temporary differences (123) 255 19,433 (2) 125 993 72 28,569 – 1,186 (1,597) (1,409) – – (343) (40) 1 (7,418) – (154) (644) (1,336) 21,151 – 689 31 March 2014 19,688 30,820 (3,349) (7,611) 19,860 At 31 March 2014 deferred tax assets and liabilities were analysed in the statement of financial position, after offset of balances within countries, as follows: £m Deferred tax asset Deferred tax liability 20,607 (747) 31 March 2014 19,860 Factors affecting the tax charge in future years Factors that may affect the Group’s future tax charge include the impact of corporate restructurings, the resolution of open issues, future planning, corporate acquisitions and disposals, the use of brought forward tax losses and changes in tax legislation and tax rates. The Group is routinely subject to audit by tax authorities in the territories in which it operates and, specifically, in India these are usually resolved through the Indian legal system. We consider each issue on its merits and, where appropriate, hold provisions in respect of the potential tax liability that may arise. However, the amount ultimately paid may differ materially from the amount accrued and could therefore affect the Group’s overall profitability and cash flows in future periods. See note 30 “Contingent liabilities” to the consolidated financial statements. 126 Vodafone Group Plc Annual Report on Form 20-F 2015 Deferred tax asset 23,845 Deferred tax liability (595) 31 March 2015 23,250 Accelerated tax depreciation 382 1,183(1,355) (61) (233) Intangible assets 195 107(1,704) 13(1,584) Tax losses 4,866 28,080– (4,430)23,650 Deferred tax on overseas earnings (38) –(40) –(40) Other temporary differences 68 1,695(94) (144)1,457 31 March 2015 5,473 31,065(3,193) (4,622)23,250 1 April 2014 19,860 Exchange movements (2,977) Credited to the income statement (continuing operations) 5,473 Charged to the income statement (discontinued operations) – Credited directly to other comprehensive income 267 Credited directly to equity 3 Reclassifications (12) Arising on acquisition and disposals 636 31 March 2015 23,250

At 31 March 2015, the gross amount and expiry dates of losses available for carry forward are as follows: Expiring within 5 years £m Expiring within 6–10 years £m Unlimited £m Total £m At 31 March 2014, the gross amount and expiry dates of losses available for carry forward are as follows: Expiring within 5 years £m Expiring within 6–10 years £m Unlimited £m Total £m Losses for which a deferred tax asset is recognised Losses for which no deferred tax is recognised 274 1,281 461 519 79,115 26,318 79,850 28,118 1,555 980 105,433 107,968 Deferred tax assets on losses in Luxembourg Included in the table above are losses of £70,576 million (2014: £73,734 million) that have arisen in Luxembourg companies, principally as a result of revaluations of those companies’ investments for local GAAP purposes. These losses do not expire. A deferred tax asset of £20,755 million (2014: £18,150 million) has been recognised in respect of these losses as we conclude it is probable that the Luxembourg entities will continue to generate taxable profits in the future against which we can utilise these losses. The Luxembourg companies income is derived from the Group’s internal financing and procurement and roaming activities. We have reviewed the latest forecasts for the Luxembourg companies, including their ability to continue to generate income beyond the forecast period under the tax laws substantively enacted at the balance sheet date. The assessment also considered whether the structure of the Group would continue to allow the generation of taxable income. Based on this, we conclude that it is probable that the Luxembourg companies will continue to generate taxable income in the future. Based on the current forecasts the losses will be fully utilised over the next 55 to 65 years. A 5%–10% change in the forecast income in Luxembourg would change the period over which the losses will be fully utilised by between two and four years. Any future changes in tax law or the structure of the Group could have a significant effect on the use of losses, including the period over which the losses are utilised. During the current year we recognised an additional deferred tax asset of £3,341 million relating to the historic tax losses in Luxembourg as a consequence of the financing arrangements for the acquisition of Grupo Corporativo Ono, S.A. We also recognised an additional deferred tax asset of £2,127 million arising from the revaluation of investments based upon the local GAAP financial statements. We also have £7,642 million (2014: £7,642 million) of Luxembourg losses in a former Cable & Wireless Worldwide Group company, for which no deferred tax asset has been recognised as it is uncertain whether these losses will be utilised. Deferred tax assets on losses in Germany The Group has tax losses of £13,600 million (2014: £15,290 million) in Germany arising on the write down of investments in Germany in 2000. The losses are available to use against both German federal and trade tax liabilities and they do not expire. A deferred tax asset of £2,086 million (2014: £2,344 million) has been recognised in respect of these losses as we conclude it is probable that the German business will continue to generate taxable profits in the future against which we can utilise these losses. We have reviewed the latest forecasts for the German business which incorporate the unsystematic risks of operating in the telecommunications business (see pages 32 to 37). In the period beyond the five year forecast, we have reviewed the profits inherent in the value in use calculations and based on these and our expectations for the German business, we believe it is probable the German losses will be fully utilised. Based on the current forecasts the losses will be fully utilised over the next 10 to 15 years. A 5%–10% change in the profits of the German business would change the period over which the losses will be fully utilised by up to one year. The recognition of the additional deferred tax assets in Luxembourg and Germany in the year ended 31 March 2014 was triggered by the agreement to dispose of the US group whose principal asset was its 45% interest in Verizon Wireless, which removed significant uncertainty over the future structure of the Group including the continuation of future income streams in Luxembourg and the availability of the losses in Germany. Other tax losses During the year, the Group acquired Grupo Corporativo Ono, S.A. and which had tax losses of £2,375 million in Spain and which are available to offset against the future profits of the Spanish business. The losses do not expire. A deferred tax asset of £603 million (2014: £nil) has been recognised in respect of these losses as we conclude it is probable that the Spanish business will continue to generate taxable profits in the future against which we can utilise these losses. We have reviewed the latest forecasts for the Spanish business which incorporate the unsystematic risks of operating in the telecommunications business (see pages 32 to 37). In the period beyond the five year forecast, we have reviewed the profits inherent in the value in use calculations and based on these and our expectations for the Spanish business, we believe it is probable the losses will be fully utilised. Based on the current forecasts the losses will be fully utilised over the next eight to ten years. A 5%–10% change in the profits of the Spanish business would not significantly alter the utilisation period. We have losses amounting to £6,735 million (2014: £6,651 million) in respect of UK subsidiaries which are only available for offset against future capital gains and since it is uncertain whether these losses will be utilised, no deferred tax asset has been recognised. We recognised a deferred tax asset (2014: £442 million) of these losses in the prior year. The remaining losses relate to a number of other jurisdictions across the Group. There are also £310 million (2014: £339 million) of unrecognised other temporary differences. 127 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Losses for which a deferred tax asset is recognised 104 6487,24687,414 Losses for which no deferred tax is recognised 1,124 54316,08417,751 1,228 607103,330105,165

Notes to the consolidated financial statements (continued) 6. Taxation (continued) We hold a deferred tax liability of £40 million (2014: £nil) in respect of deferred taxation that would arise if temporary differences on investments in subsidiaries, associates and interests in joint ventures were to be realised after the balance sheet date (see table above). No deferred tax liability has been recognised in respect of a further £14,925 million (2014: £22,985 million) of unremitted earnings of subsidiaries, associates and joint ventures because we are in a position to control the timing of the reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future. It is not practicable to estimate the amount of unrecognised deferred tax liabilities in respect of these unremitted earnings. 7. Discontinued operations On 21 February 2014 we completed the sale of our US group whose principal asset was its 45% interest in Verizon Wireless. The results of these discontinued operations are detailed below. Income statement and segment analysis of discontinued operations 2015 £m 2014 £m 2013 £m Gain on disposal of discontinued operations 2015 £m 2014 £m 2013 £m Note: 1 Includes dividends received from Verizon Wireless after the date of the announcement of the disposal. Profit for the financial year from discontinued operations 2015 £m 2014 £m 2013 £m Earnings per share from discontinued operations 2015 Pence per share 2014 Pence per share 2013 Pence per share Total comprehensive income for the financial year from discontinued operations 2015 £m 2014 £m 2013 £m Cash flows from discontinued operations1 2015 £m 2014 £m 2013 £m Note: 1 During the year ended 31 March 2015, the Group received a final tax distribution from Verizon Wireless of £359 million and a taxation refund of £84 million in relation to our disposed US Group. 128 Vodafone Group Plc Annual Report on Form 20-F 2015 Net cash flows from operating activities – (2,617) (1,464) 4,798 Net cash flows from investing activities – 4,830 Net cash flows from financing activities – (2,225)(5,164) Net (decrease)/increase in cash and cash equivalents – (12) (1,830) 1,721 Cash and cash equivalents at the beginning of the financial year – – Exchange gain/(loss) on cash and cash equivalents – 12109 Cash and cash equivalents at the end of the financial year – –– Attributable to owners of the parent 57 48,1084,616 – Basic 0.22p 181.74p 17.20p – Diluted 0.21p 180.30p 17.20p Profit for the financial year from discontinued operations 57 1,5094,616 Net gain on disposal of discontinued operations – 46,599– Profit for the financial year from discontinued operations 57 48,1084,616 Gain on disposal of discontinued operations before taxation (see note 28) – 44,996– Other items arising from the disposal1 – 1,603– Net gain on disposal of discontinued operations – 46,599– Share of result in associates – 3,1916,422 Net financing income/(costs) – 27(56) Profit before taxation – 3,2186,366 Taxation relating to performance of discontinued operations 57 (1,709)(1,750) Post-tax profit from discontinued operations 57 1,5094,616

8. Earnings per share Basic earnings per share is the amount of profit generated for the financial year attributable to equity shareholders divided by the weighted average number of shares in issue during the year. 2015 Millions 2014 Millions 2013 Millions 2015 £m 2014 £m 2013 £m On 19 February 2014, we announced a “6 for 11” share consolidation effective 24 February 2014. This had the effect of reducing the number of shares in issue from 52,821,751,216 ordinary shares (including 4,351,833,492 ordinary shares held in Treasury) as at the close of business on 18 February 2014 to 28,811,864,298 new ordinary shares in issue immediately after the share consolidation on 24 February 2014. 9. Equity dividends Dividends are one type of shareholder return, historically paid to our shareholders in February and August. 2015 £m 2014 £m 2013 £m On 2 September 2013 Vodafone announced that it had reached agreement to dispose of its US group whose principal asset was its 45% interest in Verizon Wireless (‘VZW’) to Verizon Communications Inc. (‘Verizon’), for a total consideration of US$130 billion (£79 billion). At a General Meeting of the Company on 28 January 2014, shareholders approved the transactions and following completion on 21 February 2014, Vodafone shareholders received all of the Verizon shares and US$23.9 billion (£14.3 billion) of cash (the ‘Return of Value’) totalling US$85.2 billion (£51.0 billion). The Return of Value was carried out in the form of a B share scheme pursuant to a Court-approved scheme of arrangement and associated reduction of capital (the ‘Scheme’). The Scheme provided shareholders (other than shareholders in the United States and certain other jurisdictions) with the flexibility to receive their proceeds as either an income or capital return. Under the Scheme, Vodafone shareholders were issued unlisted, non-voting bonus shares, which were shortly thereafter either cancelled in consideration of the relevant amount of Verizon shares and cash or the holders received the relevant amount of Verizon shares and cash in satisfaction of a special distribution on the bonus shares, depending on shareholder elections and subject to applicable securities laws. 129 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Declared during the financial year: Final dividend for the year ended 31 March 2014: 7.47 pence per share (2013: 6.92 pence per share, 2012: 6.47 pence per share) 1,975 3,3653,193 Interim dividend for the year ended 31 March 2015: 3.60 pence per share (2014: 3.53 pence per share, 2013: 3.27 pence per share) 955 1,7111,608 Special dividend for the year ended 31 March 2015: nil (2014: 172.94 US cents per share – see below, 2013: nil) – 35,490– 2,930 40,5664,801 Proposed after the end of the reporting period and not recognised as a liability: Final dividend for the year ended 31 March 2015: 7.62 pence per share (2014: 7.47 pence per share, 2013: 6.92 pence per share) 2,020 1,9753,377 Basic earnings per share 21.75p 223.84p 1.54p Diluted earnings per share 21.63p 222.07p 1.54p Earnings for basic and diluted earnings per share 5,761 59,254413 Weighted average number of shares for basic earnings per share 26,489 26,47226,831 Effect of dilutive potential shares: restricted shares and share options 140 210– Weighted average number of shares for diluted earnings per share 26,629 26,68226,831

Notes to the consolidated financial statements (continued) 10. Intangible assets Our statement of financial position contains significant intangible assets, mainly in relation to goodwill and licences and spectrum. Goodwill, which arises when we acquire a business and pay a higher amount than the fair value of its net assets primarily due to the synergies we expect to create, is not amortised but is subject to annual impairment reviews. Licences and spectrum are amortised over the life of the licence. For further details see “Critical accounting judgements” in note 1 “Basis of preparation” to the consolidated financial statements. Accounting policies Identifiable intangible assets are recognised when the Group controls the asset, it is probable that future economic benefits attributed to the asset will flow to the Group and the cost of the asset can be reliably measured. Goodwill Goodwill arising on the acquisition of an entity represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the entity recognised at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is not subject to amortisation but is tested for impairment or whenever there is evidence that it may be required. Goodwill is denominated in the currency of the acquired entity and revalued to the closing exchange rate at each reporting period date. Negative goodwill arising on an acquisition is recognised directly in the income statement. On disposal of a subsidiary or a jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss recognised in the income statement on disposal. Goodwill arising before the date of transition to IFRS, on 1 April 2004, has been retained at the previous UK GAAP amounts, subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal. Finite lived intangible assets Intangible assets with finite lives are stated at acquisition or development cost, less accumulated amortisation. The amortisation period and method is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate, and are treated as changes in accounting estimates. Licence and spectrum fees Amortisation periods for licence and spectrum fees are determined primarily by reference to the unexpired licence period, the conditions for licence renewal and whether licences are dependent on specific technologies. Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives from the commencement of related network services. Computer software Computer software comprises computer software purchased from third parties as well as the cost of internally developed software. Computer software licences are capitalised on the basis of the costs incurred to acquire and bring into use the specific software. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and are probable of producing future economic benefits, are recognised as intangible assets. Direct costs include software development employee costs and directly attributable overheads. Software integral to an item of hardware equipment is classified as property, plant and equipment. Costs associated with maintaining computer software programs are recognised as an expense when they are incurred. Internally developed software is recognised only if all of the following conditions are met: a an asset is created that can be separately identified; a it is probable that the asset created will generate future economic benefits; and a the development cost of the asset can be measured reliably. Amortisation is charged to the income statement on a straight-line basis over the estimated useful life from the date the software is available for use. Other intangible assets Other intangible assets, including brands and customer bases, are recorded at fair value at the date of acquisition. Amortisation is charged to the income statement, over the estimated useful lives of intangible assets from the date they are available for use, on a straight-line basis, with the exception of customer relationships which are amortised on a sum of digits basis. The amortisation basis adopted for each class of intangible asset reflects the Group’s consumption of the economic benefit from that asset. 130 Vodafone Group Plc Annual Report on Form 20-F 2015

Estimated useful lives The estimated useful lives of finite lived intangible assets are as follows: a Licence and spectrum fees 3–25 years a Computer software 3–5 years a Brands 1–10 years a Customer bases 2–7 years Licences and spectrum £m Computer software £m Goodwill £m Other £m Total £m Cost: 1 April 2013 Exchange movements Arising on acquisition Additions Disposals Other 73,316 (3,054) 6,859 – – – 28,871 (1,757) 1,319 2,228 (74) 5 8,879 (375) 464 1,437 (296) 103 2,905 (434) 2,861 – – – 113,971 (5,620) 11,503 3,665 (370) 108 31 March 2014 77,121 30,592 10,212 5,332 123,257 Accumulated impairment losses and amortisation: 1 April 2013 Exchange movements Amortisation charge for the year Impairment losses Disposals Other 48,926 (1,720) – 6,600 – – 12,534 (732) 1,683 – (65) – 6,112 (261) 1,282 – (278) 9 2,260 (338) 557 – – – 69,832 (3,051) 3,522 6,600 (343) 9 31 March 2014 53,806 13,420 6,864 2,479 76,569 Net book value: 31 March 2014 23,315 17,172 3,348 2,853 46,688 For licences and spectrum and other intangible assets, amortisation is included within the cost of sales line within the consolidated income statement. Licences and spectrum with a net book value of £2,059 million (2014: £3,885 million) have been pledged as security against borrowings. The net book value and expiry dates of the most significant licences are as follows: 2015 £m 2014 £m Expiry date The remaining amortisation period for each of the licences in the table above corresponds to the expiry date of the respective licence. A summary of the Group’s most significant spectrum licences can be found on page 200. 131 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Germany Italy UK India Qatar Netherlands 2016/2020/2025 2,843 3,743 2018/2021/2029 1,094 1,301 2033 3,050 3,425 2015–2034 3,994 3,885 2028/2029 987 945 2016/2029/2030 940 1,188 31 March 2015 22,53715,3503,4132,19043,490 Exchange movements (6,344)(717) (707)(234)(8,002) Amortisation charge for the year –1,751 1,4911,2774,519 Disposals –– (454)(12)(466) Other –– 8–8 31 March 2015 47,46214,454 7,2023,51072,628 Exchange movements (8,756) (1,235) (1,036)(542)(11,569) Arising on acquisition 1,634– 489052,587 Additions –467 1,844172,328 Disposals –– (464)(12)(476) Other –(20) 11–(9) 31 March 2015 69,99929,804 10,6155,700116,118

Notes to the consolidated financial statements (continued) 11. Property, plant and equipment We make significant investments in network equipment and infrastructure – the base stations and technology required to operate our networks – that form the majority of our tangible assets. All assets are depreciated over their useful economic lives. For further details on the estimation of useful economic lives, see “Critical accounting judgements” in note 1 “Basis of preparation” to the consolidated financial statements. Accounting policies Land and buildings held for use are stated in the statement of financial position at their cost, less any subsequent accumulated depreciation and subsequent accumulated impairment losses. Amounts for equipment, fixtures and fittings, which includes network infrastructure assets and which together comprise an all but insignificant amount of the Group’s property, plant and equipment, are stated at cost less accumulated depreciation and any accumulated impairment losses. Assets in the course of construction are carried at cost, less any recognised impairment loss. Depreciation of these assets commences when the assets are ready for their intended use. The cost of property, plant and equipment includes directly attributable incremental costs incurred in their acquisition and installation. Depreciation is charged so as to write off the cost of assets, other than land, using the straight-line method, over their estimated useful lives, as follows: Land and buildings a Freehold buildings 25–50 years a Leasehold premises the term of the lease Equipment, fixtures and fittings a Network infrastructure 3–25 years a Other 3–10 years Depreciation is not provided on freehold land. Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease. The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between any sale proceeds and the carrying amount of the asset and is recognised in the income statement. 132 Vodafone Group Plc Annual Report on Form 20-F 2015

Equipment, fixtures and fittings £m Land and buildings £m Total £m Cost: 1 April 2013 Exchange movements Arising on acquisition Additions Disposals of subsidiaries Disposals Transfer of assets to joint operations Other 1,598 (99) 113 127 – (93) – – 42,448 (2,900) 6,286 4,743 (15) (1,224) (672) (103) 44,046 (2,999) 6,399 4,870 (15) (1,317) (672) (103) 31 March 2014 1,646 48,563 50,209 Accumulated depreciation and impairment: 1 April 2013 Exchange movements Charge for the year Disposals of subsidiaries Disposals Transfer of assets to joint operations Other 699 (20) 99 – (46) – – 25,763 (1,477) 3,939 (15) (1,099) (476) (9) 26,462 (1,497) 4,038 (15) (1,145) (476) (9) 31 March 2014 732 26,626 27,358 Net book value: 31 March 2014 914 21,937 22,851 The net book value of land and buildings and equipment, fixtures and fittings includes £24 million and £468 million respectively (2014: £48 million and £413 million) in relation to assets held under finance leases. Included in the net book value of land and buildings and equipment, fixtures and fittings are assets in the course of construction, which are not depreciated, with a cost of £85 million and £1,705 million respectively (2014: £70 million and £1,617 million). Property, plant and equipment with a net book value of £nil (2014: £1 million) has been pledged as security against borrowings. 133 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information 31 March 2015 91525,68826,603 Exchange movements (62) (2,296)(2,358) Charge for the year 1184,9285,046 Disposals (24) (1,550)(1,574) Other (10) 3424 31 March 2015 75427,74228,496 Exchange movements (117)(4,107) (4,224) Arising on acquisition 73,4433,450 Additions 1727,1817,353 Disposals (52) (1,664)(1,716) Other 131427 31 March 2015 1,66953,43055,099

Notes to the consolidated financial statements (continued) 12. Investments in associates and joint arrangements We hold interests in several associates where we have significant influence, with the most significant being Safaricom Limited following the disposal of Verizon Wireless on 21 February 2014, as well as interests in a number of joint arrangements where we share control with one or more third parties. For further details see “Critical accounting judgements” in note 1 “Basis of preparation” to the consolidated financial statements. Accounting policies Interests in joint arrangements A joint arrangement is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control; that is, when the relevant activities that significantly affect the investee’s returns require the unanimous consent of the parties sharing control. Joint arrangements are either joint operations or joint ventures. Joint operations A joint operation is a joint arrangement whereby the parties that have joint control have the rights to the assets, and obligations for the liabilities, relating to the arrangement or that other facts and circumstances indicate that this is the case. The Group’s share of assets, liabilities, revenue, expenses and cash flows are combined with the equivalent items in the financial statements on a line-by-line basis. Any goodwill arising on the acquisition of the Group’s interest in a jointly controlled entity is accounted for in accordance with the Group’s accounting policy for goodwill arising on the acquisition of a subsidiary. Joint ventures A joint venture is a joint arrangement whereby the parties that have joint control have the rights to the net assets of the arrangement. At the date of acquisition, any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the joint venture is recognised as goodwill. The goodwill is included within the carrying amount of the investment. The results and assets and liabilities of joint ventures are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in joint ventures are carried in the consolidated statement of financial position at cost as adjusted for post-acquisition changes in the Group’s share of the net assets of the joint venture, less any impairment in the value of the investment. The Group’s share of post-tax profits or losses are recognised in the consolidated income statement. Losses of a joint venture in excess of the Group’s interest in that joint venture are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture. Associates An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but do not have control or joint control over those policies. At the date of acquisition, any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate is recognised as goodwill. The goodwill is included within the carrying amount of the investment. The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated statement of financial position at cost as adjusted for post-acquisition changes in the Group’s share of the net assets of the associate, less any impairment in the value of the investment. The Group’s share of post-tax profits or losses are recognised in the consolidated income statement. Losses of an associate in excess of the Group’s interest in that associate are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. Joint operations The Company’s principal joint operation has share capital consisting solely of ordinary shares and is indirectly held, and principally operates in the UK. The financial and operating activities of the operation are jointly controlled by the participating shareholders and are primarily designed for all but an insignificant amount of the output to be consumed by the shareholders. Country of incorporation or registration Percentage1 shareholdings Name of joint operation Principal activity Cornerstone Telecommunications Infrastructure Limited Network infrastructure UK 50.0 Note: 1 Effective ownership percentages of Vodafone Group Plc at 31 March 2015, rounded to the nearest tenth of one percent. 134 Vodafone Group Plc Annual Report on Form 20-F 2015

Joint ventures and associates 2015 £m 2014 £m Joint ventures The financial and operating activities of the Group’s joint ventures are jointly controlled by the participating shareholders. The participating shareholders have rights to the net assets of the joint ventures though their equity shareholdings. Unless otherwise stated, the Company’s principal joint ventures all have share capital consisting solely of ordinary shares and are all indirectly held. The country of incorporation or registration of all joint ventures is also their principal place of operation. Country of incorporation or registration Percentage1 shareholdings Name of joint venture Principal activity Indus Towers Limited2 Vodafone Hutchison Australia Pty Limited3 Network infrastructure Network operator India Australia 42.0 50.0 Notes: 1 Effective ownership percentages of Vodafone Group Plc at 31 March 2015 rounded to the nearest tenth of one percent. 2 42% of Indus Towers Limited is held by Vodafone India Limited (‘VIL’). 3 Vodafone Hutchison Australia Pty Limited has a year end of 31 December. Joint ventures included the results of the Vodafone Omnitel B.V. until 21 February 2014. On 21 February 2014, the Group acquired the remaining 23.1% interest upon which date the results of the wholly-acquired entity were consolidated in the Group’s financial statements. The following table provides aggregated financial information for the Group’s joint ventures as it relates to the amounts recognised in the income statement, statement of comprehensive income and statement of financial position. (Loss)/profit from continuing operations Other comprehensive income Total comprehensive (expense)/income Investment in joint ventures 2015 £m 2014 £m 2013 £m 2015 £m 2014 £m 2013 £m 2015 £m 2014 £m 2013 £m 2015 £m 20142013 £m £m Note: 1 Prior to 21 February 2014, the other participating shareholder held substantive veto rights such that the Group did not unilaterally control the financial and operating policies of Vodafone Omnitel B.V. The summarised financial information for each of the Group’s material equity accounted joint ventures on a 100% ownership basis is set out below. Vodafone Hutchison Australia Pty Limited Vodafone Omnitel B.V.1 Indus Towers Limited 2015 £m 2014 £m 2013 £m 2015 £m 2014 £m 2013 £m 2015 £m 2014 £m 2013 £m Note: 1 Prior to 21 February 2014, the other participating shareholder held substantive veto rights such that the Group did not unilaterally control the financial and operating policies of Vodafone Omnitel B.V. The Group received a dividend of £166 million in the year to 31 March 2015 (2014: £26 million; 2013: £46 million) from Indus Towers Limited. 135 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Income statement and statement of comprehensive income Revenue – 4,931 6,186 1,580 1,547 1,489 1,838 2,032 2,497 Depreciation and amortisation – (937)(999) (407) (507)(256) (415) (423)(454) Interest income – 12 29 208 2 106 Interest expense – (15) (6) (75) (124)(103) (228) (212)(191) Income tax (expense)/income – (174)(430) (182) 39(53) – 13 Profit or loss from continuing operations – 339951 44 5134 (320) (132)(446) Other comprehensive (expense)/income – –(6) – –– 2 –6 Total comprehensive income/(expense) – 339945 44 5134 (318) (132)(440) Statement of financial position Non-current assets – – 1,482 1,798 2,285 1,916 Current assets – – 278 423 424 590 Non-current liabilities – – (686) (801) (3,473) (3,150) Current liabilities – – (487) (532) (743) (661) Equity shareholders’ funds – – (587) (888) 1,507 1,305 Cash and cash equivalents within current assets – – 6 143 90 60 Non-current liabilities excluding trade and other payables and provisions – – (481) (701) (3,325) (3,060) Current liabilities excluding trade and other payables and provisions – – (188) (258) (90) (97) Vodafone Omnitel B.V.1 – – 8,441 – 261731 – –(5) – 261726 Indus Towers Limited 247 373(26) 18 2115 – –– 18 2115 Vodafone Hutchison Australia Pty Limited (667) (559)(609) (160) (66) (223) 1 –3 (159) (66) (220) Other 89 286 (9) 5(3) – –2 (9) 5(1) Total (331) (158) 7,812 (151) 221520 1 –– (150) 221520 Investment in joint ventures Investment in associates (331) (158) 328 272 31 March (3) 114

Notes to the consolidated financial statements (continued) 12. Investments in associates and joint arrangements (continued) Associates Unless otherwise stated, the Company’s principal associates all have share capital consisting solely of ordinary shares and are all indirectly held. The country of incorporation or registration of all associates is also their principal place of operation. Country of incorporation or registration Percentage1 shareholdings Name of associate Principal activity Safaricom Limited2,3 Network operator Kenya 40.0 Notes: 1 Effective ownership percentages of Vodafone Group Plc at 31 March 2015, rounded to the nearest tenth of one percent. 2 The Group also holds two non-voting shares. 3 At 31 March 2015 the fair value of Safaricom Limited was KES 273 billion (£1,989 million) based on the closing quoted share price on the Nairobi Stock Exchange. On 21 February 2014, the Group disposed of its 45% interest in Cellco Partnership which traded under the name Verizon Wireless. Results from discontinued operations are disclosed in note 7 “Discontinued operations” to the consolidated financial statements. The Group received £4,828 million of dividends in the year to 31 March 2014 (2013: £4,798 million) from Cellco Partnership. The following table provides aggregated financial information for the Group’s associates as it relates to the amounts recognised in the income statement, statement of comprehensive income and consolidated statement of financial position. Profit/(loss) from continuing operations Other comprehensive (expense)/income Total comprehensive income/(expense) Investment in associates 2015 £m 2014 £m 2013 £m 2015 £m 2014 £m 2013 £m 2015 £m 2014 £m 2013 £m 2015 £m 2014 £m 2013 £m The summarised financial information for each of the Group’s material equity accounted associates on a 100% ownership basis is set out below. Cellco Partnership 2015 £m 2014 £m 2013 £m 136 Vodafone Group Plc Annual Report on Form 20-F 2015 Income statement and statement of comprehensive income Revenue Depreciation and amortisation Interest income Interest expense Income tax (expense)/income Post-tax profit from discontinued operations Other comprehensive expense Total comprehensive income – 22,122 48,827 – (2,186) (5,145) – 13 – (38) (60) – (111) 29 – 7,092 14,272 – (2) – – 7,090 14,272 Statement of financial position Non-current assets Current assets Non-current liabilities Current liabilities Equity shareholders’ funds – – – – – – – – – – Cash and cash equivalents within current assets Non-current liabilities excluding trade and other payables and provisions Current liabilities excluding trade and other payables and provisions – – – – – – Cellco Partnership – – 38,373 – –– – (1) – – 3,1906,422 Other 328 272262 88 5755 – –– 88 5755 Total 328 272 38,635 88 5755 – (1)– 88 3,2476,477

13. Other investments We hold a number of other listed and unlisted investments, mainly comprising US$5.25 billion of loan notes from Verizon Communications. Accounting policies Other investments are recognised and derecognised on a trade date where a purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, including transaction costs. Other investments classified as held for trading and available-for-sale are stated at fair value. Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in net profit or loss for the period. For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity, determined using the weighted average cost method, is included in the net profit or loss for the period. Other investments classified as loans and receivables are stated at amortised cost using the effective interest method, less any impairment. 2015 £m 2014 £m The listed and unlisted securities are classified as available-for-sale. Public debt and bonds are classified as held for trading, and other debt and bonds which are not quoted in an active market, are classified as loans and receivables. Unlisted equity investments are recorded at fair value where appropriate. Other debt and bonds includes loan notes of US$5.25 billion (£3,547 million) issued by Verizon Communications Inc. as part of the Group’s disposal of its interest in Verizon Wireless, of which US$250 million (£168 million) is recorded within current assets. The carrying amount of these loan notes approximates fair value. Current other investments comprise the following: 2015 £m 2014 £m Public debt and bonds are classified as held for trading. Cash held in restricted deposits are classified as loans and receivables and include amounts held in qualifying assets by Group insurance companies to meet regulatory requirements. Other debt and bonds includes £2,016 million (2014: £2,809 million) of assets held for trading which include £2,016 million (2014: £1,979 million) of assets held in managed investment funds with liquidity of up to 90 days and £nil (2014: £830 million) of short-term securitised investments with original maturities of up to six months, and £38 million (2014: £144 million) of assets classified as loans and receivables comprising collateral paid on derivative financial instruments. Current public debt and bonds include government bonds of £830 million (2014: £852 million) which consist of highly liquid index linked gilts with less than four years to maturity held on an effective floating rate basis. For public debt and bonds, other debt and bonds and cash held in restricted deposits, the carrying amount approximates fair value. 137 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Included within current assets: Debt securities: Public debt and bonds 982 938 Other debt and bonds 2,223 2,957 Cash and other investments held in restricted deposits 650 524 3,855 4,419 Included within non-current assets: Equity securities: Listed 4 13 Unlisted 222 228 Debt securities: Public debt and bonds 148 141 Other debt and bonds 3,383 3,171 3,757 3,553

Notes to the consolidated financial statements (continued) 14. Inventory Our inventory primarily consists of mobile handsets and is presented net of an allowance for obsolete products. Accounting policies Inventory is stated at the lower of cost and net realisable value. Cost is determined on the basis of weighted average costs and comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. 2015 £m 2014 £m Inventory is reported net of allowances for obsolescence, an analysis of which is as follows: 2015 £m 2014 £m 2013 £m Cost of sales includes amounts related to inventory amounting to £5,701 million (2014: £5,340 million; 2013: £5,107 million). 138 Vodafone Group Plc Annual Report on Form 20-F 2015 1 April (88) (89) (92) Exchange movements 8 6(6) Amounts credited/(debited) to the income statement 6 (5) 9 31 March (74) (88)(89) Goods held for resale 482 441

15. Trade and other receivables Our trade and other receivables mainly consist of amounts owed to us by customers and amounts that we pay to our suppliers in advance. Trade receivables are shown net of an allowance for bad or doubtful debts. Derivative financial instruments with a positive market value are reported within this note. Accounting policies Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. Estimated irrecoverable amounts are based on the ageing of the receivable balances and historical experience. Individual trade receivables are written off when management deems them not to be collectible. 2015 £m 2014 £m Notes: 1 31 March 2015 amount includes prepayments of £566 million and accrued income of £nil. 2 31 March 2015 amount includes prepayments of £938 million and accrued income of £1,839 million. The Group’s trade receivables are stated after allowances for bad and doubtful debts based on management’s assessment of creditworthiness, an analysis of which is as follows: 2015 £m 2014 £m 2013 £m The carrying amounts of trade and other receivables approximate their fair value and are predominantly non-interest bearing. The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest rates and foreign currency rates prevailing at 31 March. 2015 £m 2014 £m 139 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Included within “Derivative financial instruments”: Fair value through the income statement (held for trading): Interest rate swaps 2,378 1,262 Cross currency interest rate swaps 218 158 Foreign exchange contracts 33 68 2,629 1,488 Designated hedge relationships: Interest rate swaps 88 609 Cross currency interest rate swaps 1,288 346 4,005 2,443 1 April 589 770799 Exchange movements (60) (67) (10) Amounts charged to administrative expenses 541 347360 Trade receivables written off (268) (461)(379) 31 March 802 589770 Included within non-current assets: Trade receivables 288 232 Amounts owed by associates and joint ventures 85 51 Other receivables 190 150 Prepayments and accrued income1 566 592 Derivative financial instruments 3,736 2,245 4,865 3,270 Included within current assets: Trade receivables 3,944 3,627 Amounts owed by associates and joint ventures 133 68 Other receivables 930 1,233 Prepayments and accrued income2 2,777 3,760 Derivative financial instruments 269 198 8,053 8,886

Notes to the consolidated financial statements (continued) 16. Trade and other payables Our trade and other payables mainly consist of amounts we owe to our suppliers that have been invoiced or are accrued. They also include taxes and social security amounts due in relation to our role as an employer. Derivative financial instruments with a negative market value are reported within this note. Accounting policies Trade payables are not interest bearing and are stated at their nominal value. 2015 £m 2014 £m Notes: 1 31 March 2015 amount includes accruals of £161 million and deferred income of £123 million. 2 31 March 2015 amount includes accruals of £6,408 million and deferred income of £1,663 million. The carrying amounts of trade and other payables approximate their fair value. The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest and foreign currency rates prevailing at 31 March. 2015 £m 2014 £m 140 Vodafone Group Plc Annual Report on Form 20-F 2015 Included within “Derivative financial instruments”: Fair value through the income statement (held for trading): Interest rate swaps 672 430 Cross currency interest rate swaps 229 12 Options 11 – Foreign exchange contracts 46 29 958 471 Designated hedge relationships Interest rate swaps 10 205 Cross currency interest rate swaps 16 205 984 881 Included within non-current liabilities: Other payables 86 72 Accruals and deferred income1 284 456 Derivative financial instruments 894 811 1,264 1,339 Included within current liabilities: Trade payables 5,054 4,710 Amounts owed to associates and joint ventures 44 51 Other taxes and social security payable 1,028 1,047 Other payables 621 678 Accruals and deferred income2 8,071 8,900 Derivative financial instruments 90 70 14,908 15,456

17. Provisions A provision is a liability recorded in the statement of financial position, where there is uncertainty over the timing or amount that will be paid, and is therefore often estimated. The main provisions we hold are in relation to asset retirement obligations, which include the cost of returning network infrastructure sites to their original condition at the end of the lease, and claims for legal and regulatory matters. For further details see “Critical accounting judgements” in note 1 “Basis of preparation” to the consolidated financial statements. Accounting policies Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at the Directors’ best estimate of the expenditure required to settle the obligation at the reporting date and are discounted to present value where the effect is material. Asset retirement obligations In the course of the Group’s activities, a number of sites and other assets are utilised which are expected to have costs associated with de-commissioning. The associated cash outflows are substantially expected to occur at the dates of exit of the assets to which they relate, which are long-term in nature, primarily in periods up to 25 years from when the asset is brought into use. Legal and regulatory The Group is involved in a number of legal and other disputes, including notifications of possible claims. The Directors of the Company, after taking legal advice, have established provisions after taking into account the facts of each case. The timing of cash outflows associated with the majority of legal claims are typically less than one year, however, for some legal claims the timing of cash flows may be long-term in nature. For a discussion of certain legal issues potentially affecting the Group see note 30 “Contingent liabilities” to the consolidated financial statements. Other provisions Other provisions comprises various provisions including those for restructuring costs and property. The associated cash outflows for restructuring costs are primarily less than one year. The timing of the cash flows associated with property is dependent upon the remaining term of the associated lease. Asset retirement obligations £m Legal and regulatory £m Other £m Total £m 1 April 2013 Exchange movements Arising on acquisition Amounts capitalised in the year Amounts charged to the income statement Utilised in the year - payments Amounts released to the income statement Other 467 (14) 62 14 – (26) – (18) 450 (33) 92 – 140 (35) (32) (25) 653 (27) 5 – 374 (186) (61) 9 1,570 (74) 159 14 514 (247) (93) (34) 31 March 2014 485 557 767 1,809 141 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Exchange movements (34) (18) (47) (99) Arising on acquisition – 265985 Amounts capitalised in the year 58 ––58 Amounts charged to the income statement – 277270547 Utilised in the year - payments (13) (51) (385)(449) Amounts released to the income statement (30) (100)(96) (226) Other – 143(19) 124 31 March 2015 466 8345491,849

Notes to the consolidated financial statements (continued) 17. Provisions (continued) Provisions have been analysed between current and non-current as follows: 31 March 2015 Asset retirement obligations £m Legal and regulatory £m Other £m Total £m 31 March 2014 Asset retirement obligations £m Legal and regulatory £m Other £m Total £m Current liabilities Non-current liabilities 14 471 271 286 678 89 963 846 485 557 767 1,809 18. Called up share capital Called up share capital is the number of shares in issue at their par value. A number of shares were allotted during the year in relation to employee share schemes. Accounting policies Equity instruments issued by the Group are recorded at the proceeds received, net of direct issuance costs. 2015 2014 Number £m Number £m Notes: 1 At 31 March 2015, the Group held 2,300,749,013 (2014: 2,371,962,907) treasury shares with a nominal value of £303 million (2014: £312 million). The market value of shares held was £5,072 million (2014: £5,225 million). During the year, 71,213,894 (2014: 103,748,921) treasury shares were reissued under Group share option schemes. 2 On 19 February 2014, we announced a “6 for 11” share consolidation effective 24 February 2014. This had the effect of reducing the number of shares in issue from 52,821,751,216 ordinary shares (including 4,351,833,492 ordinary shares held in Treasury) as at the close of business on 18 February 2014 to 28,811,864,298 new ordinary shares in issue immediately after the share consolidation on 24 February 2014. During the year to 31 March 2014, we issued 14,732,741,283 B shares of US$1.88477 per share and 33,737,176,433 C shares of US$0.00001 per share as part of the Return of Value following the disposal of our US Group, whose principal asset was its 45% stake in Verizon Wireless. The B shares were cancelled as part of the Return of Value. The C shares were reclassified as deferred shares with no substantive rights as part of the Return of Value and transferred to LDC (Shares) Limited (‘LDC’). On 8 May 2015, we repurchased and then subsequently cancelled all deferred shares. Allotted during the year Nominal value £m Net proceeds £m Number 142 Vodafone Group Plc Annual Report on Form 20-F 2015 UK share awards 863,970 –2 US share awards – –– Total share awards 863,970 –2 Ordinary shares of 2020/21 US cents each allotted, issued and fully paid:1 53,820,386,3093,866 1,423,737 – (24,009,886,918) – (1,000,000,000) (74) 1 April 28,811,923,1283,792 Allotted during the year 863,970– Consolidated during the year2 –– Cancelled during the year –– 31 March 28,812,787,0983,792 28,811,923,1283,792 Current liabilities 14311 442767 Non-current liabilities 452523 1071,082 466834 5491,849

19. Reconciliation of net cash flow from operating activities The table below shows how our profit for the year from continuing operations translates into cash flows generated from our operating activities. 2015 £m 2014 £m 2013 £m Notes 20. Cash and cash equivalents The majority of the Group’s cash is held in bank deposits, money market funds or in repurchase agreements which have a maturity of three months or less to enable us to meet our short-term liquidity requirements. Accounting policies Cash and cash equivalents comprise cash in hand and call deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. 2015 £m 2014 £m Cash and cash equivalents are held by the Group on a short-term basis with all having an original maturity of three months or less. The carrying amount approximates their fair value. Cash and cash equivalents of £1,722 million (2014: £777 million) are held in countries with restrictions on remittances but where the balances could be used to repay subsidiaries’ third party liabilities. Of this balance, INR 57,863 million (£623 million) was used to settle India spectrum licence obligations on 8 April 2015. 143 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Cash at bank and in hand 2,379 1,498 Money market funds 2,402 3,648 Repurchase agreements 2,000 4,799 Commercial paper 101 – Short-term securitised investments – 189 Cash and cash equivalents as presented in the statement of financial position 6,882 10,134 Bank overdrafts (21) (22) Cash and cash equivalents as presented in the statement of cash flows 6,861 10,112 Profit for the financial year Profit for the financial year from discontinued operations 5,917 59,420657 7 (57) (48,108)(4,616) Profit/(loss) for the financial year from continuing operations Non-operating income and expense Investment income Financing costs Income tax (credit)/expense 5,860 11,312(3,959) 19 149(10) (883) (346)(305) 1,736 1,5541,596 6 (4,765) (16,582)476 Operating profit/(loss) Adjustments for: Share-based payments Depreciation and amortisation Loss on disposal of property, plant and equipment Share of result of equity accounted associates and joint ventures Impairment losses Other income and expense (Increase)/decrease in inventory (Increase)/decrease in trade and other receivables (Decrease)/increase in trade and other payables 1,967 (3,913)(2,202) 27 88 92124 10, 11 9,565 7,5606,661 3 49 8577 12 63 (278)(575) 4 – 6,6007,700 114 620(468) 14 (73) 456 15 (230) 526(199) 16 (1,146) 851320 Cash generated by operations Net tax paid 10,397 12,14711,494 (682) (5,920)(2,670) Net cash flow from operating activities 9,715 6,2278,824

Notes to the consolidated financial statements (continued) 21. Borrowings The Group’s sources of borrowing for funding and liquidity purposes come from a range of committed bank facilities and through short-term and long-term issuances in the capital markets including bond and commercial paper issues and bank loans. We manage the basis on which we incur interest on debt between fixed interest rates and floating interest rates depending on market conditions using interest rate derivatives. The Group enters into foreign exchange contracts to mitigate the impact of exchange rate movements on certain monetary items. Accounting policies Capital market and bank borrowings Interest bearing loans and overdrafts are initially measured at fair value (which is equal to cost at inception), and are subsequently measured at amortised cost, using the effective interest rate method, except where they are identified as a hedged item in a designated hedge relationship. Any difference between the proceeds net of transaction costs and the amount due on settlement or redemption of borrowings is recognised over the term of the borrowing. Carrying value and fair value information 2015 2014 Short-term borrowings £m Long-term borrowings £m Short-term borrowings £m Long-term borrowings £m Total £m Total £m Notes: 1 2 At 31 March 2015, amount includes £2,542 million (2014: £1,185 million) in relation to collateral support agreements. Includes a £1.3 billion (2014: £1.4 billion) liability for payments due to holders of the equity shares in Kabel Deutschland AG under the terms of a domination and profit and loss transfer agreement. At 31 March 2014, amount includes £882 million in relation to the Piramal Healthcare option. 3 Bank loans include INR 457 billion (£4.9 billion) (2014: INR 425 billion (£4.3 billion)) of loans held by Vodafone India Limited (‘VIL’) and its subsidiaries (the “VIL Group”). The VIL Group has a number of security arrangements supporting certain licences secured under the terms of agreements between the Group, the Department of Telecommunications and the Government of India including certain share pledges of the shares within the VIL Group. The terms and conditions of the security arrangements mean that, should members of the VIL Group not meet all of their loan payment and performance obligations, the lenders may sell the pledged shares and enforce rights over the certain licences under the terms of the tri-party agreements to recover their losses, with any remaining sales proceeds being returned to the VIL Group. Each of the eight legal entities within the VIL Group provide cross guarantees to the lenders in respect of debt contracted by the other entities. The fair value and carrying value of the Group’s short-term borrowings are as follows: Sterling equivalent nominal value Fair value Carrying value 2015 £m 2014 £m 2015 £m 2014 £m 2015 £m 2014 £m 144 Vodafone Group Plc Annual Report on Form 20-F 2015 Financial liabilities measured at amortised cost 10,689 5,655 10,843 5,964 10,837 5,964 Bonds: 1,265 1,756 1,309 1,771 1,297 1,783 Euro floating rate note due June 2014 – 929 – 930 – 930 4.625% sterling 350 million bond due September 2014 – 302 – 307 – 315 4.625% sterling 525 million bond due September 2014 – 525 – 534 – 538 5.125% euro 500 million bond due April 2015 361 – 362 – 379 – 6.25% euro 1,250 million bond due January 2016 904 – 947 – 918 – Bonds in designated hedge relationships: 489 – 489 – 489 – 2.15% Japanese yen 3,000 million bond due April 2015 17 – 17 – 17 – US dollar 700 million floating rate note due February 2016 472 – 472 – 472 – Short-term borrowings 12,443 7,411 12,641 7,735 12,623 7,747 Financial liabilities measured at amortised cost: 1,2634,6475,910 22–22 950–950 1,7834,4656,248 3,7291103,839 –12,23212,232 Bank loans 1,8765,1287,004 Bank overdrafts 21–21 Commercial paper 5,077–5,077 Bonds 1,2976,6847,981 Other liabilities1,2,3 3,8631333,996 Bonds in designated hedge relationships 48910,49010,979 12,62322,43535,058 7,74721,45429,201

The fair value and carrying value of the Group’s long-term borrowings are as follows: Sterling equivalent nominal value Fair value Carrying value 2015 £m 2014 £m 2015 £m 2014 £m 2015 £m 2014 £m Fair values are calculated on the basis of level 2 fair value hierarchy using quoted market prices or discounted cash flows with a discount rate based upon forward interest rates available to the Group at the reporting date. Further information can be found in note 23 “Capital and financial risk management”. 145 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Financial liabilities measured at amortised cost: Bank loans 5,173 4,788 5,213 4,707 5,128 4,647 Other liabilities 133 110 133 110 133 110 Bonds: 6,002 4,272 6,908 4,620 6,684 4,465 5.125% euro 500 million bond due April 2015 – 413 – 432 – 435 6.25% euro 1,250 million bond due January 2016 – 1,032 – 1,020 – 943 4.75% euro 500 million bond due June 2016 268 302 283 328 287 441 6.5% euro 400 million bond due July 2017 – 330 – 351 – 347 5.375% sterling 600 million bond due December 2017 549 548 605 611 568 569 5% euro 750 million bond due June 2018 542 619 622 716 564 644 6.5% euro 700 million bond due June 2018 – 578 – 604 – 606 8.125% sterling 450 million bond due November 2018 450 450 553 558 476 480 1% euro 1,750 million bond due September 2020 1,265 – 1,283 – 1,263 – 4.65% euro 1,250 million bond January 2022 904 – 1,129 – 1,081 – 5.375% euro 500 million bond June 2022 361 – 475 – 484 – 1.875% euro 1,000 million bond due September 2025 723 – 768 – 721 – 5.625% sterling 250 million bond due December 2025 250 – 313 – 343 – 5.9% sterling 450 million bond due November 2032 450 – 592 – 656 – 2.75% euro 332 million bond due December 2034 240 – 285 – 241 – Bonds in designated hedge relationships: 9,397 10,951 10,201 11,797 10,490 12,232 2.15% Japanese yen 3,000 million bond due April 2015 – 17 – 18 – 18 US dollar 700 million floating rate note due February 2016 – 420 – 420 – 420 5.625% US dollar 1,300 million bond due February 2017 876 779 946 874 920 836 1.625% US dollar 1,000 million bond due March 2017 674 599 679 607 672 597 1.25% US dollar 1,000 million bond due September 2017 674 599 670 594 672 597 1.5% US dollar 1,400 million bond due February 2018 943 839 942 827 941 837 4.625% US dollar 500 million bond due July 2018 337 300 367 332 375 343 5.45% US dollar 1,250 million bond due June 2019 842 749 955 859 938 833 4.375% US dollar 500 million bond due March 2021 337 300 371 322 346 296 4.65% euro 1,250 million bond due January 2022 – 1,032 – 1,213 – 1,194 5.375% euro 500 million bond due June 2022 – 413 – 509 – 536 2.5% US dollar 1,000 million bond due September 2022 674 599 654 551 667 557 2.95% US dollar 1,600 million bond due February 2023 1,078 959 1,066 903 1,121 939 5.625% sterling 250 million bond due December 2025 – 250 – 284 – 313 6.6324% euro 50 million bond due December 2028 36 41 109 93 86 81 7.875% US dollar 750 million bond due February 2030 505 450 711 603 771 698 5.9% sterling 450 million bond due November 2032 – 450 – 519 – 561 6.25% US dollar 495 million bond due November 2032 333 297 410 341 445 399 6.15% US dollar 1,700 million bond due February 2037 1,145 1,019 1,392 1,166 1,578 1,416 4.375% US dollar 1,400 million bond due February 2043 943 839 929 762 958 761 Long-term borrowings 20,705 20,121 22,455 21,234 22,435 21,454

Notes to the consolidated financial statements (continued) 21. Borrowings (continued) Maturity of borrowings The maturity profile of the anticipated future cash flows including interest in relation to the Group’s non-derivative financial liabilities on an undiscounted basis which, therefore, differs from both the carrying value and fair value, is as follows: Loans in designated hedge relationships £m Bank loans £m Commercial paper £m Other liabilities £m Bonds £m Total £m Within one year In one to two years In two to three years In three to four years In four to five years In more than five years 1,286 695 375 1,164 2,710 592 954 – – – – – 2,191 1,709 591 1,075 1,724 – 3,758 11 7 8 8 69 453 890 1,228 2,468 668 11,087 8,642 3,305 2,201 4,715 5,110 11,748 6,822 (912) 954 (4) 7,290 (1,042) 3,861 – 16,794 (4,562) 35,721 (6,520) Effect of discount/financing rates 31 March 2014 5,910 950 6,248 3,861 12,232 29,201 The maturity profile of the Group’s financial derivatives (which include interest rate swaps, cross currency interest rate swaps and foreign exchange swaps), using undiscounted cash flows, is as follows: 2015 2014 Payable £m Receivable £m Payable £m Receivable £m Payables and receivables are stated separately in the table above as settlement is on a gross basis. The net effect of discount/financing rates is £3,073 million (2014: £4,327 million), leaving a £3,021 million (2014: £1,562 million) net receivable in relation to financial instruments. This is split £984 million (2014: £881 million) within trade and other payables and £4,005 million (2014: £2,443 million) within trade and other receivables. Gains and losses recognised in the hedging reserve in equity on cross currency interest rate swaps as at 31 March 2015 will be continuously released to the income statement within financing costs until the repayment of certain bonds classified as loans designated in hedge relationships in the table of maturities of non-derivative financial liabilities above. The currency split of the Group’s foreign exchange derivatives is as follows: 2015 2014 Payable £m Receivable £m Payable £m Receivable £m Payables and receivables are stated separately in the table above as settlement is on a gross basis. The net effect of discount/financing rates is £192 million (2014: £7 million), leaving a £1,248 million (2014: £326 million) net receivable in relation to foreign exchange financial instruments. This is split £291 million (2014: £246 million) within trade and other payables and £1,539 million (2014: £572 million) within trade and other receivables. 146 Vodafone Group Plc Annual Report on Form 20-F 2015 Sterling 11,461 12,578 8,9559,222 5,34211,364 10,6134,330 58917 1,8802,765 Euro 8,158 6,228 US dollar 5,598 9,908 Japanese yen 594 17 Other 3,238 1,374 29,049 30,105 27,37927,698 Within one year 2,647 3,537 1,2841,442 2,4543,656 4,4893,920 5,0403,138 1,7292,137 14,79912,737 In one to two years 5,457 4,005 In two to three years 4,179 4,617 In three to four years 1,430 1,942 In four to five years 1,145 2,164 In more than five years 13,177 17,864 28,035 34,129 29,79527,030 Within one year 1,928 5,0921,5883,885 87313,366 In one to two years 831 –61018 1,2562,715 In two to three years 1,090 –83111 2,6504,582 In three to four years 920 –1,19112 6262,749 In four to five years 862 –13512 1,1012,110 In more than five years 1,660 –4,958115 8,11814,851 7,291 5,0929,3134,053 14,62440,373 Effect of discount/financing rates (287) (15) (1,332)(36) (3,645)(5,315) 31 March 2015 7,004 5,0777,9814,017 10,97935,058

The present value of minimum lease payments under finance lease arrangements under which the Group has leased certain of its equipment is included within other liabilities and is analysed as follows: 2015 £m 2014 £m Interest rate and currency of borrowings is as follows: Total borrowings £m Floating rate borrowings £m Fixed rate borrowings1 £m Other borrowings2 £m Currency Sterling Euro US dollar Other 2,801 16,225 4,537 5,638 885 4,557 4,330 2,768 1,910 10,220 207 1,988 6 1,448 – 882 31 March 2014 29,201 12,540 14,325 2,336 Notes: 1 The weighted average interest rate for the Group’s sterling denominated fixed rate borrowings is 6.3% (2014: 5.7%). The weighted average time for which these rates are fixed is 8.1 years (2014: 2.5 years). The weighted average interest rate for the Group’s euro denominated fixed rate borrowings is 3.4% (2014: 4.4%). The weighted average time for which the rates are fixed is 7.5 years (2014: 2.6 years). The weighted average interest rate for the Group’s US dollar denominated fixed rate borrowings is 2.8% (2014: 2.9%). The weighted average time for which the rates are fixed is 3.5 years (2014: 5.7 years). The weighted average interest rate for the Group’s other currency fixed rate borrowings is 9.6% (2014: 10.2%). The weighted average time for which the rates are fixed is 0.6 years (2014: 1.4 years). 2 At 31 March 2015 other borrowings of £1,314 million (2014: £2,336 million) include a £1.3 billion (2014: £1.4 billion) liability for payments due to holders of the equity shares in Kabel Deutschland AG under the terms of a domination and profit and loss transfer agreement. The figures shown in the tables above take into account interest rate swaps used to manage the interest rate profile of financial liabilities. Interest on floating rate borrowings is generally based on national LIBOR equivalents or government bond rates in the relevant currencies. Additional protection from euro and US dollar interest rate movements is provided by fixing interest rates or reduced by floating interest rates using interest rate swaps or interest rate futures. 2015 2014 2015 2014 US$1 US$1 EUR1 EUR1 Interest rate futures £m Interest rate swaps £m Interest rate futures £m Interest rate swaps £m Interest rate futures £m Interest rate swaps £m Interest rate futures £m Interest rate swaps £m Notes: 1 In the table above, figures shown as positive indicate an increase in fixed interest debt and figures shown in brackets indicate a reduction in fixed interest debt. 2 Figures shown as “in more than five years” relate to the periods from March 2020 to December 2043 (2014: March 2019 to December 2043). 147 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Within one year – – – – – – – – (5,722) (2,282)655 (3,716)5,814 (619)5,814 1,7265,814 4,9793,806 1032,802 –2,207 In one to two years – – (5,722) 1,659– In two to three years – – (5,722) 3,000– In three to four years – – (3,744) 1,687– In four to five years – – (2,755) (20) 4,782 In more than five years2 – – (2,605) –(5,258) Sterling 2,108 552,0467 Euro 19,531 4,25213,9721,307 US dollar 7,962 7,782180– Other 5,457 2,8982,559– 31 March 2015 35,058 14,98718,7571,314 Within one year 14 21 In two to five years 40 34 In more than five years 85 69

Notes to the consolidated financial statements (continued) 21. Borrowings (continued) Borrowing facilities Committed facilities expiry 2015 2014 Drawn £m Undrawn £m Drawn £m Undrawn £m At 31 March 2015, the Group’s most significant committed facilities comprised two revolving credit facilities which remained undrawn throughout the year of US$3.9 billion (£2.6 billion) and €3.9 billion (£2.8 billion) maturing in five years. Under the terms of these bank facilities, lenders have the right, but not the obligation, to cancel their commitment 30 days from the date of notification of a change of control of the Company and have outstanding advances repaid on the last day of the current interest period. The facility agreements provide for certain structural changes that do not affect the obligations of the Company to be specifically excluded from the definition of a change of control. This is in addition to the rights of lenders to cancel their commitment if the Company has committed an event of default. The terms and conditions of the Group’s drawn facilities obtained in relation to projects in its Italian, German, Turkish and Romanian operations of €1.6 billion in aggregate (£1.2 billion) and the undrawn facilities in the Group’s UK and Irish operations totalling £0.5 billion and the undrawn facility in the German operation of €0.4 billion (£0.3 million) are similar to those of the US dollar and euro revolving credit facilities. Further information on these facilities can be found in note 22 “Liquidity and capital resources”. 22. Liquidity and capital resources This section includes an analysis of net debt, which we use to manage capital, and committed borrowing facilities. Net debt Net debt was £22.3 billion at 31 March 2015 and includes liabilities for amounts payable under the domination agreement in relation to Kabel Deutschland (£1.3 billion) and deferred spectrum licence costs in India (£1.8 billion). This increased by £8.5 billion in the year as a result of the acquisition of Grupo Corporativo Ono, S.A., payments for spectrum licences and equity shareholders dividends which outweighed favourable foreign exchange movements and positive free cash flow. Net debt represented 35.1% of our market capitalisation at 31 March 2015 compared to 23.5% at 31 March 2014. Average net debt at month end accounting dates over the 12 month period ended 31 March 2015 was £19.8 billion and ranged between net debt of £14.1 billion and £22.9 billion. Our consolidated net debt position at 31 March was as follows: 2015 £m 2014 £m Notes: 1 2 At 31 March 2015 US$3,321 million was drawn under the US commercial paper programme and €3,928 million was drawn under the euro commercial paper programme. Includes a £1.3 billion (2014: £1.4 billion) liability for payments due to holders of the equity shares in Kabel Deutschland AG under the terms of a domination and profit and loss transfer agreement. At 31 March 2015 the amount includes £2,542 million (2014: £1,185 million) in relation to cash received under collateral support agreements. Comprises mark-to-market adjustments on derivative financial instruments which are included as a component of trade and other receivables (2015: £4,005 million; 2014: £2,443 million) and trade and other payables (2015: £984 million; 2014: £881 million) and short-term investments primarily in index linked government bonds and managed investment funds included as a component of other investments (2015: £2,884 million; 2014: £3,805 million). 3 4 148 Vodafone Group Plc Annual Report on Form 20-F 2015 Cash and cash equivalents 6,882 10,134 Short-term borrowings Bonds (1,786) (1,783) Commercial paper1 (5,077) (950) Put options over non-controlling interests2 (1,307) (2,330) Bank loans (1,876) (1,263) Other short-term borrowings3 (2,577) (1,421) (12,623) (7,747) Long-term borrowings Put options over non-controlling interests (7) (6) Bonds, loans and other long-term borrowings (22,428) (21,448) (22,435) (21,454) Other financial instruments4 5,905 5,367 Net debt (22,271) (13,700) Within one year 1,065– 59070 45113 1712,643 56535 –3,188 1,728582 In one to two years 431– In two to three years 736– In three to four years 757573 In four to five years 3172,790 In more than five years 1,0653,257 31 March 4,3716,620 3,5056,531

At 31 March 2015 we had £6,882 million of cash and cash equivalents which are held in accordance with the counterparty and settlement risk limits of the Board approved treasury policy. The main forms of liquid investment at 31 March 2015 were managed investment funds, money market funds, UK index linked government bonds, tri-party repurchase agreements and bank deposits. The cash received from collateral support agreements mainly reflects the value of our interest rate swap and cross currency interest rate swap portfolios which are substantially net present value positive. See note 23 for further details on these agreements. Commercial paper programmes We currently have US and euro commercial paper programmes of US$15 billion and £5 billion respectively which are available to be used to meet short-term liquidity requirements. At 31 March 2015 amounts external to the Group of €3,928 million (£2,839 million) were drawn under the euro commercial paper programme and US$3,321 million (£2,237 million) were drawn down under the US commercial paper programme, with such funds being provided by counterparties external to the Group. At 31 March 2014 amounts external to the Group of €731 million (£604 million) were drawn under the euro commercial paper programme and US$578 million (£346 million) were drawn down under the US commercial paper programme, with such funds being provided by counterparties external to the Group. The commercial paper facilities were supported by US$3.9 billion (£2.6 billion) and €3.9 billion (£2.8 billion) of syndicated committed bank facilities (see “Committed facilities” below). No amounts had been drawn under either bank facility. Bonds We have a €30 billion euro medium-term note programme and a US shelf programme which are used to meet medium to long-term funding requirements. At 31 March 2015 the total amounts in issue under these programmes split by currency were US$14.6 billion, £1.7 billion and €7.8 billion. At 31 March 2015 we had bonds outstanding with a nominal value of £17,153 million (2014: £16,979 million). In the year ended 31 March 2015 bonds with a nominal value equivalent of £2.2 billion were issued under the US shelf. The bonds issued in the year were: Nominal amount Sterling equivalent Date of bond issue Maturity of bond €m £m Own shares The Group held a maximum of 2,371,948,109 of its own shares during the year which represented 8.2% of issued share capital at that time. Committed facilities In aggregate we have committed facilities of approximately £10,991 million, of which £6,620 million was undrawn and £4,371 million was drawn at 31 March 2015. The following table summarises the committed bank facilities available to us at 31 March 2015. Committed bank facilities Amounts drawn Terms and conditions 28 March 2014 €3.9 billion syndicated revolving No drawings have been made against Lenders have the right, but not the obligation, to cancel their commitments and have outstanding advances repaid no sooner than 30 days after notification of a change of control. This is in addition to the rights of lenders to cancel their commitment if we commit an event of default; however, it should be noted that a material adverse change clause does not apply. The facility matures on 28 March 2020, with each lender having the option to extend the Facility for a further year prior to the second anniversary of the Facility, if requested by the Company. credit facility, maturing 28 March 2020. this facility. The facility supports our commercial paper programmes and may be used for general corporate purposes including acquisitions. 27 February 2015 US$3.9 billion syndicated revolving credit facility, maturing 27 February 2020. No drawings have been made against this facility. The facility supports our commercial paper programmes and may be used for general corporate purposes including acquisitions. Lenders have the right, but not the obligation, to cancel their commitments and have outstanding advances repaid no sooner than 30 days after notification of a change of control. This is in addition to the rights of lenders to cancel their commitment if we commit an event of default; however, it should be noted that a material adverse change clause does not apply. The facility matures on 27 February 2020, with each lender having the option to (i) extend the Facility for a further year prior to the first anniversary of the Facility and should such extension be exercised, to (ii) extend the Facility for a further year prior to the second anniversary of the Facility, in both cases if requested by the Company. 27 November 2013 £0.5 billion loan facility, maturing 12 December 2021. This facility was drawn down in full in euros, as allowed by the terms of the facility, on 12 December 2014. As the syndicated revolving credit facilities with the addition that, should our UK and Irish operating companies spend less than the equivalent of £0.9 billion on capital expenditure, we will be required to repay the drawn amount of the facility that exceeds 50% of the capital expenditure. 149 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information 11 September 2014 11 September 2014 1 December 2014 11 September 2020 1,7501,265 11 September 2025 1,000723 1 December 2034 332240

Notes to the consolidated financial statements (continued) 22. Liquidity and capital resources (continued) Committed bank facilities Amounts drawn Terms and conditions 28 July 2008 €0.4 billion loan facility, maturing 12 August 2015. This facility was drawn down in full on 12 August 2008. As the syndicated revolving credit facilities with the addition that, should our Italian operating company spend less than the equivalent of €1.5 billion on capital expenditure, we will be required to repay the drawn amount of the facility that exceeds 18% of the capital expenditure. 15 September 2009 €0.4 billion loan facility, maturing 30 July 2017. This facility was drawn down in full on 30 July 2010. As the syndicated revolving credit facilities with the addition that, should our German operating company spend less than the equivalent of €0.8 billion on VDSL related capital expenditure, we will be required to repay the drawn amount of the facility that exceeds 50% of the VDSL capital expenditure. 29 September 2009 US$0.7 billion export credit agency loan facility, final maturity date 19 September 2018. This facility is fully drawn down and is amortising. As the syndicated revolving credit facilities with the addition that the Company was permitted to draw down under the facility based upon eligible spend with Ericsson up until the final draw down date of 30 June 2011. Quarterly repayments of the drawn balance commenced on 30 June 2012 with a final maturity date of 19 September 2018. 8 December 2011 €0.4 billion loan facility, maturing on 5 June 2020. This facility was drawn down in full on 5 June 2013. As the syndicated revolving credit facilities with the addition that, should our Italian operating company spend less than the equivalent of €1.3 billion on capital expenditure, we will be required to repay the drawn amount of the facility that exceeds 50% of the capital expenditure. 20 December 2011 €0.3 billion loan facility, maturing 18 September 2019. This facility was drawn down in full on 18 September 2012. As the syndicated revolving credit facilities with the addition that, should our Turkish and Romanian operating companies spend less than the equivalent of €1.3 billion on capital expenditure, we will be required to repay the drawn amount of the facility that exceeds 50% of the capital expenditure. 4 March 2013 €0.1 billion loan facility, maturing 4 December 2020. This facility was drawn down in full on 4 December 2013. 2 December 2014 US$0.85 billion loan facility, maturing 2 June 2018. This facility is undrawn and has an availability period of six months. As the syndicated revolving credit facilities with the addition that the expenditure should be spent on projects involving Canadian domiciled entities. 17 December 2014 €0.35 billion loan facility, maturing on the seven year anniversary of the first drawing. This facility is undrawn and has an availability period of 18 months. The facility is available to finance a project to upgrade and expand the mobile network in Germany. As the syndicated revolving credit facilities with the addition that, should our German operating company spend less than the equivalent of €0.7 billion on capital expenditure, we will be required to repay the drawn amount of the facility that exceeds 50% of the capital expenditure. Furthermore, certain of our subsidiaries are funded by external facilities which are non-recourse to any member of the Group other than the borrower. These facilities may only be used to fund their operations. At 31 March 2015 Vodafone India had facilities of INR 233 billion (£2.5 billion) of which INR 233 billion (£2.5 billion) was drawn. Vodafone Egypt had an undrawn revolving credit facility of EGP 4.0 billion (£353 million). Vodacom had fully drawn facilities of ZAR 1.0 billion (£55 million). Ghana had external facilities of US$143 million (£96 million) and GHS 60 million (£11.0 million) both of which were fully drawn. We believe that we have sufficient funding for our expected working capital requirements for at least the next 12 months. Further details regarding the maturity, currency and interest rates of the Group’s gross borrowings at 31 March 2015 are included in note 21 “Borrowings”. Dividends from associates and to non-controlling shareholders Dividends from our associates are generally paid at the discretion of the Board of Directors or shareholders of the individual operating and holding companies, and we have no rights to receive dividends except where specified within certain of the Group’s shareholders’ agreements. Similarly, other than ongoing dividend obligations to the KDG minority shareholders should they continue to hold their minority stake, we do not have existing obligations under shareholders’ agreements to pay dividends to non-controlling interest partners of our subsidiaries or joint ventures. The amount of dividends received and paid in the year are disclosed in the consolidated statement of cash flows. Potential cash outflows from option agreements and similar arrangements Under the terms of the sale and purchase agreement governing the disposal of the US Group, including the 45% interest in Verizon Wireless, the Group retains the responsibility for any tax liabilities of the US Group, excluding those relating to the Verizon Wireless partnership, for periods up to the completion of the transaction on 21 February 2014. Off-balance sheet arrangements We do not have any material off-balance sheet arrangements as defined in item 5.E.2. of the SEC’s Form 20-F. Please refer to notes 29 and 30 for a discussion of our commitments and contingent liabilities. 150 Vodafone Group Plc Annual Report on Form 20-F 2015

23. Capital and financial risk management This note details our treasury management and financial risk management objectives and policies, as well as the exposure and sensitivity of the Group to credit, liquidity, interest and foreign exchange risk, and the policies in place to monitor and manage these risks. Accounting policies Financial instruments Financial assets and financial liabilities, in respect of financial instruments, are recognised on the Group’s statement of financial position when the Group becomes a party to the contractual provisions of the instrument. Financial liabilities and equity instruments Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities and includes no obligation to deliver cash or other financial assets. The accounting policies adopted for specific financial liabilities and equity instruments are set out below. Put option arrangements The potential cash payments related to put options issued by the Group over the equity of subsidiary companies are accounted for as financial liabilities when such options may only be settled by exchange of a fixed amount of cash or another financial asset for a fixed number of shares in the subsidiary. The amount that may become payable under the option on exercise is initially recognised at present value within borrowings with a corresponding charge directly to equity. The charge to equity is recognised separately as written put options over non-controlling interests, adjacent to non-controlling interests in the net assets of consolidated subsidiaries. The Group recognises the cost of writing such put options, determined as the excess of the present value of the option over any consideration received, as a financing cost. Such options are subsequently measured at amortised cost, using the effective interest rate method, in order to accrete the liability up to the amount payable under the option at the date at which it first becomes exercisable; the charge arising is recorded as a financing cost. In the event that the option expires unexercised, the liability is derecognised with a corresponding adjustment to equity. Derivative financial instruments and hedge accounting The Group’s activities expose it to the financial risks of changes in foreign exchange rates and interest rates which it manages using derivative financial instruments. The use of financial derivatives is governed by the Group’s policies approved by the Board of Directors, which provide written principles on the use of financial derivatives consistent with the Group’s risk management strategy. Changes in values of all derivatives of a financing nature are included within investment income and financing costs in the income statement unless designated in an effective cash flow hedge relationship or a hedge of a net investment in foreign operations when changes in value are deferred to other comprehensive income or equity respectively. The Group does not use derivative financial instruments for speculative purposes. Derivative financial instruments are initially measured at fair value on the contract date and are subsequently remeasured to fair value at each reporting date. The Group designates certain derivatives as: a hedges of the change of fair value of recognised assets and liabilities (“fair value hedges”); or a hedges of highly probable forecast transactions or hedges of foreign currency or interest rate risks of firm commitments (“cash flow hedges”); or a hedges of net investments in foreign operations. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting, or if the Company chooses to end the hedging relationship. Fair value hedges The Group’s policy is to use derivative instruments (primarily interest rate swaps) to convert a proportion of its fixed rate debt to floating rates in order to hedge the interest rate risk arising, principally, from capital market borrowings. The Group designates these as fair value hedges of interest rate risk with changes in fair value of the hedging instrument recognised in the income statement for the period together with the changes in the fair value of the hedged item due to the hedged risk, to the extent the hedge is effective. Gains or losses relating to any ineffective portion are recognised immediately in the income statement. Cash flow hedges Cash flow hedging is used by the Group to hedge certain exposures to variability in future cash flows. The portion of gains or losses relating to changes in the fair value of derivatives that are designated and qualify as effective cash flow hedges is recognised in other comprehensive income; gains or losses relating to any ineffective portion are recognised immediately in the income statement. When the hedged item is recognised in the income statement, amounts previously recognised in other comprehensive income and accumulated in equity for the hedging instrument are reclassified to the income statement. However, when the hedged transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognised in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability. When hedge accounting is discontinued, any gain or loss recognised in other comprehensive income at that time remains in equity and is recognised in the income statement when the hedged transaction is ultimately recognised in the income statement. If a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognised immediately in the income statement. 151 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information

Notes to the consolidated financial statements (continued) 23. Capital and financial risk management (continued) Net investment hedges Exchange differences arising from the translation of the net investment in foreign operations are recognised directly in equity. Gains and losses on those hedging instruments (which include bonds, commercial paper, cross currency swaps and foreign exchange contracts) designated as hedges of the net investments in foreign operations are recognised in equity to the extent that the hedging relationship is effective; these amounts are included in exchange differences on translation of foreign operations as stated in the statement of comprehensive income. Gains and losses relating to hedge ineffectiveness are recognised immediately in the income statement for the period. Gains and losses accumulated in the translation reserve are included in the income statement when the foreign operation is disposed of. Capital management The following table summarises the capital of the Group: 2015 £m 2014 £m The Group’s policy is to borrow centrally using a mixture of long-term and short-term capital market issues and borrowing facilities to meet anticipated funding requirements. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries. The Board has approved three internal debt protection ratios being: net interest to operating cash flow (plus dividends from associates); retained cash flow (operating cash flow plus dividends from associates less interest, tax, dividends to non-controlling shareholders and equity dividends) to net debt; and operating cash flow (plus dividends from associates) to net debt. These internal ratios establish levels of debt that the Group should not exceed other than for relatively short periods of time and are shared with the Group’s debt rating agencies being Moody’s, Fitch Ratings and Standard & Poor’s. Financial risk management The Group’s treasury function provides a centralised service to the Group for funding, foreign exchange, interest rate management and counterparty risk management. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by the Board, most recently on 28 July 2014. A treasury risk committee comprising the Group’s Chief Financial Officer, Group General Counsel and Company Secretary, Group Financial Controller, Group Treasury Director and Director of Financial Reporting meets three times a year to review treasury activities and its members receive management information relating to treasury activities on a quarterly basis. The Group’s accounting function, which does not report to the Group Treasury Director, provides regular update reports of treasury activity to the Board. The Group’s internal auditor reviews the internal control environment regularly. The Group uses a number of derivative instruments for currency and interest rate risk management purposes only that are transacted by specialist treasury personnel. The Group mitigates banking sector credit risk by the use of collateral support agreements. Credit risk The Group considers its exposure to credit risk at 31 March to be as follows: 2015 £m 2014 £m 152 Vodafone Group Plc Annual Report on Form 20-F 2015 Bank deposits 2,379 1,498 Repurchase agreements 2,000 4,799 Cash held in restricted deposits 650 524 UK government bonds 830 852 Money market fund investments 2,402 3,648 Derivative financial instruments 4,005 2,443 Other investments – debt and bonds 5,906 5,525 Trade receivables 4,232 3,859 Other receivables 1,120 1,546 Short-term securitised investments – 1,019 23,524 25,713 Financial assets: Cash and cash equivalents (6,882) (10,134) Fair value through the income statement (held for trading) (5,513) (5,293) Derivative instruments in designated hedge relationships (1,376) (955) Financial liabilities: Fair value through the income statements (held for trading) 958 471 Derivative instruments in designated hedge relationships 26 410 Financial liabilities held at amortised cost 35,058 29,201 Net debt 22,271 13,700 Equity 67,733 71,781 Capital 90,004 85,481

The Group invested in UK index linked government bonds on the basis that they generated a floating rate return in excess of £ LIBOR and are amongst the most creditworthy of investments available. The Group has two managed investment funds. These funds hold fixed income sterling securities and the average credit quality is high double A. Money market investments are in accordance with established internal treasury policies which dictate that an investment’s long-term credit rating is no lower than mid BBB. Additionally, the Group invests in AAA unsecured money market mutual funds where the investment is limited to 7.5% of each fund. The Group has investments in repurchase agreements which are fully collateralised investments. The collateral is sovereign and supranational debt of major EU countries with at least one AAA rating denominated in euros, sterling and US dollars and can be readily converted to cash. In the event of any default, ownership of the collateral would revert to the Group. Detailed below is the value of the collateral held by the Group at 31 March 2015. 2015 £m 2014 £m In respect of financial instruments used by the Group’s treasury function, the aggregate credit risk the Group may have with one counterparty is limited by (i) reference to the long-term credit ratings assigned for that counterparty by Moody’s, Fitch Ratings and Standard & Poor’s; (ii) that counterparty’s five year credit default swap (‘CDS’) spread; and (iii) the sovereign credit rating of that counterparty’s principal operating jurisdiction. Furthermore, collateral support agreements were introduced from the fourth quarter of 2008. Under collateral support agreements the Group’s exposure to a counterparty with whom a collateral support agreement is in place is reduced to the extent that the counterparty must post cash collateral when there is value due to the Group under outstanding derivative contracts that exceeds a contractually agreed threshold amount. When value is due to the counterparty the Group is required to post collateral on identical terms. Such cash collateral is adjusted daily as necessary. In the event of any default, ownership of the cash collateral would revert to the respective holder at that point. Detailed below is the value of the cash collateral, which is reported within short-term borrowings, held by the Group at 31 March 2015: 2015 £m 2014 £m The majority of the Group’s trade receivables are due for maturity within 90 days and largely comprise amounts receivable from consumers and business customers. At 31 March 2015 £2,869 million (2014: £2,360 million) of trade receivables were not yet due for payment. Overdue trade receivables consisted of £1,141 million (2014: £1,219 million) relating to the Europe region, and £222 million (2014: £280 million) relating to the AMAP region. Accounts are monitored by management and provisions for bad and doubtful debts raised where it is deemed appropriate. The following table presents ageing of receivables that are past due and provisions for doubtful receivables that have been established. 2015 2014 Gross receivables £m Less provisions £m Net receivables £m Gross receivables £m Less provisions £m Net receivables £m Concentrations of credit risk with respect to trade receivables are limited given that the Group’s customer base is large and unrelated. Due to this management believes there is no further credit risk provision required in excess of the normal provision for bad and doubtful receivables. Amounts charged to administrative expenses during the year ended 31 March 2015 were £541 million (2014: £347 million; 2013: £360 million) (see note 15 “Trade and other receivables”). As discussed in note 30 “Contingent liabilities”, the Group has covenanted to provide security in favour of the Trustee of the Vodafone Group UK Pension Scheme in respect of the funding deficit in the scheme. The security takes the form of an English law pledge over UK index linked government bonds. Liquidity risk At 31 March 2015 the Group had €3.9 billion and US$3.9 billion syndicated committed undrawn bank facilities which support the US$15 billion and £5 billion commercial paper programmes available to the Group. The Group uses commercial paper and bank facilities to manage short-term liquidity and manages long-term liquidity by raising funds in the capital markets. The €3.9 billion syndicated committed facility has a maturity date of 28 March 2020 with the option to extend the Facility for a further year prior to the second anniversary of the Facility if requested by the Company. The US$3.9 billion syndicated committed facility has a maturity of 27 February 2020 with the option to extend the facility for a further year prior to the first anniversary and, if should such extension be exercised, an option to extend for a further year prior to the second anniversary of the facility. Both facilities have remained undrawn throughout the financial year and since year end and provide liquidity support. 153 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information 30 days or less 417(61) 356 1,327(356)971 218(27) 191 187(53) 134 516(313)203 Between 31 and 60 days 231(35) 196 Between 61 and 180 days 288(67) 221 Greater than 180 days 1,205(615) 590 2,141(778) 1,363 2,248(749)1,499 Cash collateral 2,542 1,185 Sovereign 1,977 4,464 Supranational 23 335 2,000 4,799

Notes to the consolidated financial statements (continued) 23. Capital and financial risk management (continued) The Group manages liquidity risk on long-term borrowings by maintaining a varied maturity profile with a cap on the level of debt maturing in any one calendar year, therefore minimising refinancing risk. Long-term borrowings mature between one and 28 years. Liquidity is reviewed daily on at least a 12 month rolling basis and stress tested on the assumption that all commercial paper outstanding matures and is not reissued. The Group maintains substantial cash and cash equivalents which at 31 March 2015, amounted to £6,882 million (2014: £10,134 million). Market risk Interest rate management Under the Group’s interest rate management policy, interest rates on monetary assets and liabilities denominated in euros, US dollars and sterling are maintained on a floating rate basis except for periods up to six years where interest rate fixing has to be undertaken in accordance with treasury policy. Where assets and liabilities are denominated in other currencies interest rates may also be fixed. In addition, fixing is undertaken for longer periods when interest rates are statistically low. For each one hundred basis point fall or rise in market interest rates for all currencies in which the Group had borrowings at 31 March 2015 there would be an increase or decrease in profit before tax by approximately £36 million (2014: increase or decrease by £42 million) including mark-to-market revaluations of interest rate and other derivatives and the potential interest on outstanding tax issues. There would be no material impact on equity. Foreign exchange management As Vodafone’s primary listing is on the London Stock Exchange its share price is quoted in sterling. Since the sterling share price represents the value of its future multi-currency cash flows, principally in euro, South African rand, Indian rupee and sterling, the Group maintains the currency of debt and interest charges in proportion to its expected future principal multi-currency cash flows and has a policy to hedge external foreign exchange risks on transactions denominated in other currencies above certain de minimis levels. As the Group’s future cash flows are increasingly likely to be derived from emerging markets it is likely that a greater proportion of debt in emerging market currencies will be drawn. At 31 March 2015, 129% of net debt was denominated in currencies other than sterling (86% euro, 23% India rupee 11% US dollar and 9% other) while 29% of net debt had been purchased forward in sterling in anticipation of sterling denominated shareholder returns via dividends. This allows euro, US dollar and other debt to be serviced in proportion to expected future cash flows and therefore provides a partial hedge against income statement translation exposure, as interest costs will be denominated in foreign currencies. Under the Group’s foreign exchange management policy, foreign exchange transaction exposure in Group companies is generally maintained at the lower of €5 million per currency per month or €15 million per currency over a six month period. The Group recognises foreign exchange movements in equity for the translation of net investment hedging instruments and balances treated as investments in foreign operations. However, there is no net impact on equity for exchange rate movements on net investment hedging instruments as there would be an offset in the currency translation of the foreign operation. At 31 March 2015 the Group held financial liabilities in a net investment against the Group’s consolidated euro net assets. Sensitivity to foreign exchange movements on the hedging liabilities, analysed against a strengthening of the euro by 5% (FY14: 3%) would result in a decrease in equity of £876 million (FY14: £333 million) which would be fully offset by foreign exchange movements on the hedged net assets. The following table details the Group’s sensitivity of the Group’s adjusted operating profit to a strengthening of the Group’s major currency in which it transacts. The percentage movement applied to the currency is based on the average movements in the previous three annual reporting periods. Amounts are calculated by retranslating the operating profit of each entity whose functional currency is euro. 2015 £m 2014 £m Note: 1 Operating profit before impairment losses and other income and expense. At 31 March 2015 the Group’s sensitivity to foreign exchange movements, analysed against a strengthening of the US dollar by 9% (FY14: 5%) on its external US dollar exposure would decrease the profit before tax by £71 million (FY14: £4 million). Foreign exchange on certain internal balances analysed against a strengthening of the US dollar of 9% (FY14: 5%) and euro of 5% (FY14: 3%) would decrease the profit before tax by £65 million (FY14: US$190 million) and £186 million (FY14: £189 million) for US dollar and euro respectively. Equity risk There is no material equity risk relating to the Group’s equity investments which are detailed in note 13 “Other investments”. 154 Vodafone Group Plc Annual Report on Form 20-F 2015 Euro 5% (2014: 3%) change – Operating profit 1 81 60

Fair value of financial instruments The table below sets out the valuation basis 1 of financial instruments held at fair value by the Group at 31 March 2015. Level 12 Level 23 Total 2015 £m 2014 £m 2015 £m 2014 £m 2015 £m 2014 £m Notes: 1 There were no changes made during the year to valuation methods or the processes to determine classification and no transfers were made between the levels in the fair value hierarchy. 2 Level 1 classification comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets for identical assets or liabilities. 3 Level 2 classification comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Derivative financial instrument fair values are present values determined from future cash flows discounted at rates derived from market sourced data. 4 Listed and unlisted securities are classified as held for sale financial assets and fair values are derived from observable quoted market prices for similar items. Details are included in note 13 “Other investments”. Fair value and carrying value information The fair values and carrying values of the Group’s financial assets and financial liabilities held at amortised cost are set out in the table below 1. Unless otherwise stated, the valuation basis is level 2, comprising financial instruments where fair value is determined from inputs other than quoted prices observable for the asset or liability either directly or indirectly. Fair value Carrying value 2015 £m 2014 £m 2015 £m 2014 £m Notes: 1 2 3 4 5 The Group’s trade and other receivables and trade and other payables are not shown in the table above. The carrying amounts of both categories approximate their fair values. Cash and cash equivalents are held by the Group on a short term basis with all having a maturity of three months or less. The carrying value approximates their fair value. Other debt and bonds is predominantly comprised of loan notes from Verizon Communications held at amortised cost. Details included in note 13 “Other investments”. The Group’s bonds are held at amortised cost with fair values available from market observable prices. Commercial paper and other banks loans are held at amortised cost with fair values calculated from market observable data where appropriate. 155 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information (24,013) (15,140) (23,975) (15,372) Cash and cash equivalents 2 Cash and other investments held in restricted deposits 2 Other debt and bonds 3 6,882 10,134 6,882 10,134 650 524 650 524 3,551 3,171 3,551 3,171 11,083 13,829 11,083 13,829 Short-term borrowings: Bonds 4 Commercial paper 5 Bank loans and other short-term borrowings 5 (1,798) (1,771) (1,786) (1,783) (5,077) (950) (5,077) (950) (5,766) (5,014) (5,760) (5,014) (12,641) (7,735) (12,623) (7,747) Long-term borrowings: Bonds 4 Bank loans and other long-term borrowings 5 (17,109) (16,417) (17,174) (16,697) (5,346) (4,817) (5,261) (4,757) (22,455) (21,234) (22,435) (21,454) Financial assets: Fair value through the income statement – – 3,184 4,019 3,184 4,019 Derivative financial instruments: Interest rate swaps – – 2,466 1,871 2,466 1,871 Cross currency interest rate swaps – – 1,506 504 1,506 504 Foreign exchange contracts – – 33 68 33 68 Interest rate futures – – 8 13 8 13 – – 7,197 6,475 7,197 6,475 Financial investments available-for-sale: Listed equity securities 4 4 6 – – 4 6 Unlisted equity securities 4 – – 222 154 222 154 4 6 222 154 226 160 4 6 7,419 6,629 7,423 6,635 Financial liabilities: Derivative financial instruments: Interest rate swaps – – 682 635 682 635 Cross currency interest rate swaps – – 245 217 245 217 Interest rate options – – 11 – 11 – Foreign exchange contracts – – 46 29 46 29 – – 984 881 984 881

Notes to the consolidated financial statements (continued) 23. Capital and financial risk management (continued) Net financial instruments The table below shows the Group’s financial assets and liabilities that are subject to offset in the balance sheet and the impact of enforceable master netting or similar agreements. At 31 March 2015 Related amounts not set off in the balance sheet Amounts presented in balance sheet £m Right of set off with derivative counterparties £m Gross amount £m Amount set off £m Cash collateral £m Net amount £m At 31 March 2014 Related amounts not set off in the balance sheet Amounts presented in balance sheet £m Right of set off with derivative counterparties £m Gross amount £m Amount set off £m Cash collateral £m Net amount £m Derivative financial assets Derivative financial liabilities 2,456 (881) – – 2,456 (881) (678) 678 (1,185) 130 593 (73) Total 1,575 – 1,575 – (1,055) 520 Financial assets and liabilities are offset and the amount reported in the consolidated balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. Derivative financial instruments that do not meet the criteria for offset could be settled net in certain circumstances under ISDA (International Swaps and Derivatives Association) agreements where each party has the option to settle amounts on a net basis in the event of default from the other. Collateral may be offset and net settled against derivative financial instruments in the event of default by either party. The aforementioned collateral balances are recorded in “other short-term investments” or “short-term debt” respectively. 24. Directors and key management compensation This note details the total amounts earned by the Company’s Directors and members of the Executive Committee. Directors Aggregate emoluments of the Directors of the Company were as follows: 2015 £m 2014 £m 2013 £m Note: 1 Includes the value of the cash allowance taken by some individuals in lieu of pension contributions. The aggregate gross pre-tax gain made on the exercise of share options in the year ended 31 March 2015 by Directors who served during the year was £nil (2014: £4 million; 2013: £2 million). Key management compensation Aggregate compensation for key management, being the Directors and members of the Executive Committee, was as follows: 2015 £m 2014 £m 2013 £m 156 Vodafone Group Plc Annual Report on Form 20-F 2015 Short-term employee benefits 18 1717 Share-based payments 18 2123 36 3840 Salaries and fees 4 45 Incentive schemes 3 22 Other benefits 1 1 11 8 78 Derivative financial assets 4,005 –4,005 (726)(2,542)737 Derivative financial liabilities (984) –(984) 72630(228) Total 3,021 –3,021 –(2,512)509

25. Employees This note shows the average number of people employed by the Group during the year, in which areas of our business our employees work and where they are based. It also shows total employment costs. 2015 Employees 2014 Employees 2013 Employees The cost incurred in respect of these employees (including Directors) was: 2015 £m 2014 £m 2013 £m The Group has dialogue with recognised labour unions if required. In particular, there are regular meetings with the Vodafone European Employee Consultative Council (the ‘EECC’). The delegates of this body are locally elected Vodafone employee representatives, most of them union and works council members. There has been no material disruption to operations as a result of union activity during the financial year. 157 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Wages and salaries 3,469 3,2612,989 Social security costs 442 364350 Other pension costs (note 26) 195 158157 Share-based payments (note 27) 88 92124 4,194 3,8753,620 By activity: Operations 17,602 14,94713,736 Selling and distribution 35,629 31,34229,658 Customer care and administration 52,069 42,85739,198 105,300 89,14682,592 By segment: Germany 14,520 10,62311,088 Italy 6,757 1,123– Spain 5,324 3,5524,223 UK 12,437 12,9798,319 Other Europe 15,190 15,39219,995 Europe 54,228 43,66943,625 India 12,303 11,92511,339 Vodacom 7,260 7,1767,311 Other Africa, Middle East and Asia Pacific 14,312 16,00212,659 Africa, Middle East and Asia Pacific 33,875 35,10331,309 Non-Controlled Interests and Common Functions 17,197 10,3747,658 Total 105,300 89,14682,592

Notes to the consolidated financial statements (continued) 26. Post employment benefits We operate a number of defined benefit and defined contribution pension plans for our employees. The Group’s largest defined benefit scheme is in the UK. For further details see “Critical accounting judgements and key sources of estimation uncertainty” in note 1 “Basis of preparation” to the consolidated financial statements. Accounting policies For defined benefit retirement plans, the difference between the fair value of the plan assets and the present value of the plan liabilities is recognised as an asset or liability on the statement of financial position. Scheme liabilities are assessed using the projected unit funding method and applying the principal actuarial assumptions at the reporting period date. Assets are valued at market value. Actuarial gains and losses are taken to the statement of comprehensive income as incurred. For this purpose, actuarial gains and losses comprise both the effects of changes in actuarial assumptions and experience adjustments arising because of differences between the previous actuarial assumptions and what has actually occurred. The return on plan assets, in excess of interest income, is also taken to other comprehensive income. Other movements in the net surplus or deficit are recognised in the income statement, including the current service cost, any past service cost and the effect of any curtailments or settlements. The interest cost less the expected interest income on assets is also charged to the income statement. The amount charged to the income statement in respect of these plans is included within operating costs or in the Group’s share of the results of equity accounted operations, as appropriate. Cumulative actuarial gains and losses at 1 April 2004, the date of transition to IFRS, were recognised in the statement of financial position. The Group contributions to defined contribution pension plans are charged to the income statement as they fall due. Background At 31 March 2015 the Group operated a number of pension plans for the benefit of its employees throughout the world, with varying rights and obligations depending on the conditions and practices in the countries concerned. The Group’s pension plans are provided through both defined benefit and defined contribution arrangements. Defined benefit schemes provide benefits based on the employees’ length of pensionable service and their final pensionable salary or other criteria. Defined contribution schemes offer employees individual funds that are converted into benefits at the time of retirement. The Group operates defined benefit schemes in Germany, Ghana, India, Ireland, Italy, the UK and the United States. Defined contribution pension schemes are currently provided in Australia, Egypt, Germany, Greece, Hungary, India, Ireland, Italy, the Netherlands, New Zealand, Portugal, South Africa, Spain and the UK. Income statement expense 2015 £m 2014 £m 2013 £m 158 Vodafone Group Plc Annual Report on Form 20-F 2015 Defined contribution schemes 155 124118 Defined benefit schemes 40 3439 Total amount charged to income statement (note 25) 195 158157

Defined benefit schemes At the start of the year, the Group had two main UK defined benefit schemes being the Vodafone UK Group Pension Scheme (‘Vodafone UK plan’) and the Cable & Wireless Worldwide Retirement Plan (‘CWWRP’). The Vodafone UK plan and the CWWRP plan closed to future accrual on 31 March 2010 and 30 November 2013 respectively. Until 30 November 2013 the CWWRP allowed employees to accrue a pension at a rate of 1/85th of their final salary for each year of service until the retirement age of 60 with a maximum pension of two thirds of final salary. Employees contributed 5% of their salary into the scheme. On 6 June 2014, the assets and liabilities of the CWWRP were transferred into a new section of the Vodafone UK plan. The CWWRP was then wound up. There are now two segregated sections of the Vodafone UK plan, the pre-existing assets and liabilities in the Vodafone Section and the former CWWRP assets and liabilities in the CWW Section. The defined benefit plans are administered by Trustee Boards that are legally separated from the Group. The Trustee Board of each pension fund consists of representatives who are employees, former employees or are independent from the Company. The Boards of the pension funds are required by law to act in the best interest of the plan participants and are responsible for setting certain policies, such as investment and contribution policies, and the governance of the fund. The defined benefit pension schemes expose the Group to actuarial risks such as longer than expected longevity of members, lower than expected return on investments and higher than expected inflation, which may increase the liabilities or reduce the value of assets of the plans. The UK pensions environment is regulated by the Pensions Regulator whose statutory objectives are set out in legislation and include promoting and improving understanding of the good administration of work-based pensions, protecting member benefits and regulating occupational defined benefit and contribution schemes. The Pensions Regulator is a non-departmental public body established under the Pensions Act 2004 and sponsored by the Department for Work And Pensions, operating within a legal regulatory framework set by the UK Parliament. The Pensions Regulator’s statutory objectives and regulatory powers are described on its website at thepensionsregulator.gov.uk. The Vodafone UK plan is registered as an occupational pension plan with HMRC and is subject to UK legislation and oversight from the Pensions Regulator. UK legislation requires that pension schemes are funded prudently and that valuations are undertaken at least every three years. Separate valuations are required for the Vodafone Section and CWW Section. Within 15 months of each valuation date, the plan trustees and the Group must agree any contributions required to ensure that the plan is fully funded over time on a suitably prudent measure. The most recent valuations for the Vodafone and CWWRP sections of the Vodafone UK plan were carried out as at 31 March 2013 by independent actuaries appointed by the plan Trustees. These valuations revealed a total deficit of £437 million on the schemes’ funding basis. Following the valuation, the Group paid special one-off contributions totalling £365 million in April 2014 (£325 million into the Vodafone Section and £40 million into the CWW Section). These lump sum contributions represented accelerated funding amounts that would otherwise have been due over the period to 31 March 2020. No further contributions are therefore currently due for the Vodafone UK plan for the period to 31 March 2016. The next valuation date is 31 March 2016, at which point the position of the scheme will be assessed again. Funding plans are individually agreed for each of the Group’s defined benefit pension schemes with the respective trustees, taking into account local regulatory requirements. It is expected that ordinary contributions relating to future service of £39 million will be paid into the Group’s defined benefit pension schemes during the year ending 31 March 2016. The Group has also provided certain guarantees in respect of the Vodafone UK plan; further details are provided in note 30 “Contingent liabilities” to the consolidated financial statements. Actuarial assumptions The Group’s scheme liabilities are measured using the projected unit credit method using the principal actuarial assumptions set out below: 2015% 2014% 2013 % Notes: 1 Figures shown represent a weighted average assumption of the individual schemes. 2 The rate of increase in pensions in payment and deferred payment is the rate of inflation. Mortality assumptions used are based on recommendations from the individual scheme actuaries which include adjustments for the experience of the Group where appropriate. The Group’s largest scheme is the Vodafone UK plan. Further life expectancies assumed for the UK schemes are 24.5/25.8 years (2014: 23.3/24.7 years; 2013: 23.6/25.3 years) for a male/female pensioner currently aged 65 and 27.1/28.7 years (2014: 25.9/27.5 years; 2013: 26.8/27.9 years) from age 65 for a male/female non-pensioner member currently aged 40. 159 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Weighted average actuarial assumptions used at 31 March 1: Rate of inflation 2 3.0 3.23.3 Rate of increase in salaries 2.8 3.13.8 Discount rate 3.0 4.24.3

Notes to the consolidated financial statements (continued) 26. Post employment benefits (continued) Charges made to the consolidated income statement and consolidated statement of comprehensive income (‘SOCI’) on the basis of the assumptions stated above are: 2015 £m 2014 £m 2013 £m Note: 1 Amounts disclosed in the SOCI are stated net of £57 million of tax (2014: £20 million, 2013: £56 million). Fair value of the assets and present value of the liabilities of the schemes The amount included in the statement of financial position arising from the Group’s obligations in respect of its defined benefit schemes is as follows: Assets £m Liabilities £m Net deficit £m 1 April 2013 Service cost Interest income/(cost) Return on plan assets excluding interest income Actuarial gains arising from changes in demographic assumptions Actuarial gains arising from changes in financial assumptions Actuarial gains arising from experience adjustments Employer cash contributions Member cash contributions Benefits paid Liabilities assumed in business combinations Exchange rate movements Other movements 3,723 – 162 (114) – – – 51 7 (81) – (13) 107 (4,251) (14) (182) – 35 44 92 – (7) 81 (121) 17 (85) (528) (14) (20) (114) 35 44 92 51 – – (121) 4 22 31 March 2014 3,842 (4,391) (549) An analysis of net (deficit)/assets is provided below for the Group as a whole. 2015 £m 2014 £m 2013 £m 2012 £m 2011 £m 160 Vodafone Group Plc Annual Report on Form 20-F 2015 Analysis of net (deficit)/assets: Total fair value of scheme assets 4,956 3,8423,7231,6041,558 Present value of funded scheme liabilities (5,288) (4,325)(4,239)(1,853)(1,488) Net (deficit)/assets for funded schemes (332) (483)(516)(249)70 Present value of unfunded scheme liabilities (66) (66) (12)(12)(13) Net (deficit)/assets (398) (549)(528)(261)57 Net (deficit)/assets are analysed as: Assets 169 35523197 Liabilities (567) (584)(580)(292)(40) Service cost –(37) (37) Interest income/(cost) 176(179) (3) Return on plan assets excluding interest income 721– 721 Actuarial losses arising from changes in financial assumptions –(982) (982) Actuarial losses arising from experience adjustments –(8) (8) Employer cash contributions 404– 404 Member cash contributions 9(9) – Benefits paid (95) 95 – Exchange rate movements (83) 116 33 Other movements (18) 41 23 31 March 2015 4,956(5,354) (398) Current service cost 37 1427 Net interest charge 3 2012 Total included within staff costs 40 3439 Actuarial losses/(gains) recognised in the SOCI1 269 (57) 238

An analysis of net assets/(deficit) is provided below for the Group’s largest defined benefit pension scheme in the UK, which is a funded scheme. Following the merger of the Vodafone UK plan and the CWWRP plan on 6 June 2014 the assets and liabilities of the CWW Section are segregated from the Vodafone Section and hence are reported separately below. CWW Section1 Vodafone Section2 2015 £m 2014 £m 2013 £m 2015 £m 2014 £m 2013 £m 2012 £m 2011 £m Notes: 1 Cable & Wireless Worldwide Retirement Plan until 6 June 2014. 2 Vodafone UK plan until 6 June 2014. 3 Pension assets are deemed to be recoverable and there are no adjustments in respect of minimum funding requirements as future economic benefits are available to the Company either in the form of future refunds or, for plans still open to benefit accrual, in the form of possible reductions in future contributions. Duration of the benefit obligations The weighted average duration of the defined benefit obligation at 31 March 2015 is 22.7 years (2014: 21.7 years; 2013: 21.4 years). Fair value of pension assets 2015 £m 2014 £m Note: 1 Derivatives include collateral held in the form of cash. The schemes have no direct investments in the Group’s equity securities or in property currently used by the Group. Each of the plans manages risks through a variety of methods and strategies including equity protection, to limit downside risk in falls in equity markets, inflation and interest rate hedging and, in the CWW Section of the Vodafone UK plan, a substantial insured pensioner buy-in policy. The actual return on plan assets over the year to 31 March 2015 was £897 million (2014: £48 million). Sensitivity analysis Measurement of the Group’s defined benefit retirement obligation is sensitive to changes in certain key assumptions. The sensitivity analysis below shows how a reasonably possible increase or decrease in a particular assumption would, in isolation, result in an increase or decrease in the present value of the defined benefit obligation as at 31 March 2015. Rate of inflation Rate of increase in salaries Discount rate Life expectancy Decrease by 0.5% £m Increase by 0.5% £m Decrease by 0.5% £m Increase by 0.5% £m Decrease by 0.5% £m Increase by 0.5% £m Increase by 1 year Decrease by 1 year £m £m (Decrease)/increase in present value of defined obligation (474) 507 (29) 27 623 (584) 127 (128) The sensitivity analysis may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation of one another. In presenting this sensitivity analysis, the change in the present value of the defined benefit obligation has been calculated on the same basis as prior years using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognised in the statement of financial position. 161 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Cash and cash equivalents 97 65 Equity investments: With quoted prices in an active market 1,489 1,318 Without quoted prices in an active market 154 102 Debt instruments: With quoted prices in an active market 2,567 1,320 Property: With quoted prices in an active market 7 7 Without quoted prices in an active market 12 13 Derivatives:1 With quoted prices in an active market 99 495 Without quoted prices in an active market – 46 Annuity policies – Without quoted prices in an active market 531 476 Total 4,956 3,842 Analysis of net assets/(deficit): Total fair value of scheme assets 2,251 1,7801,827 1,912 1,3431,3281,2181,180 Present value of scheme liabilities (2,085) (1,732)(1,874) (2,133) (1,677) (1,647)(1,444)(1,127) Net assets/(deficit) 166 48(47) (221) (334)(319)(226)53 Net assets/(deficit) are analysed as: Assets3 166 48– – –––53 Liabilities – –(47) (221) (334)(319)(226)–

Notes to the consolidated financial statements (continued) 27. Share-based payments We have a number of share plans used to award shares to Directors and employees as part of their remuneration package. A charge is recognised over the vesting period in the consolidated income statement to record the cost of these, based on the fair value of the award on the grant date. Accounting policies The Group issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the shares that will eventually vest and adjusted for the effect of non-market-based vesting conditions. A corresponding increase in retained earnings is also recognised. Fair value is measured by deducting the present value of expected dividend cash flows over the life of the awards from the share price as at the grant date. Some share awards have an attached market condition, based on total shareholder return (‘TSR’), which is taken into account when calculating the fair value of the share awards. The valuation for the TSR is based on Vodafone’s ranking within the same group of companies, where possible, over the past five years. The fair value of awards of non-vested shares is equal to the closing price of the Group’s shares on the date of grant, adjusted for the present value of the delay in receiving dividends where appropriate. The maximum aggregate number of ordinary shares which may be issued in respect of share options or share plans will not (without shareholder approval) exceed: a 10% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shares which have been allocated in the preceding ten year period under all plans; and a 5% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shares which have been allocated in the preceding ten year period under all plans, other than any plans which are operated on an all-employee basis. Share options Vodafone Group executive plans No share options have been granted to any Directors or employees under the Company’s discretionary share option plans in the year ended 31 March 2015. There are options outstanding under the Vodafone Group 1999 Long-Term Stock Incentive Plan and the Vodafone Global Incentive Plan. These options are normally exercisable between three and ten years from the date of grant. The vesting of some of these options was subject to satisfaction of performance conditions. Grants made to US employees are made in respect of ADSs. Vodafone Group Sharesave Plan The Vodafone Group 2008 Sharesave Plan enables UK staff to acquire shares in the Company through monthly savings of up to £250 over a three and/or five year period, at the end of which they may also receive a tax free bonus. The savings and bonus may then be used to purchase shares at the option price, which is set at the beginning of the invitation period and usually at a discount of 20% to the then prevailing market price of the Company’s shares. Share plans Vodafone Group executive plans Under the Vodafone Global Incentive Plan awards of shares are granted to Directors and certain employees. The release of these shares is conditional upon continued employment and for some awards achievement of certain performance targets measured over a three year period. Vodafone Share Incentive Plan The Vodafone Share Incentive Plan enables UK staff to acquire shares in the Company through monthly purchases of up to £125 per month or 5% of salary, whichever is lower. For each share purchased by the employee, the Company provides a free matching share. 162 Vodafone Group Plc Annual Report on Form 20-F 2015

Movements in outstanding ordinary share and ADS options ADS options Ordinary share options 2015 Millions 2014 Millions 2013 Millions 2015 Millions 2014 Millions 2013 Millions Summary of options outstanding and exercisable at 31 March 2015 Outstanding Exercisable Weighted average remaining contractual life Months Weighted average remaining contractual life Months Weighted average exercise price Weighted average exercise price Outstanding shares Millions Exercisable shares Millions Share awards Movements in non-vested shares are as follows: 2015 2014 2013 Weighted average fair value at grant date Weighted average fair value at grant date Weighted average fair value at grant date Millions Millions Millions Other information The total fair value of shares vested during the year ended 31 March 2015 was £84 million (2014: £90 million; 2013: £107 million). The compensation cost included in the consolidated income statement in respect of share options and share plans was £88 million (2014: £92 million; 2013: £124 million) which is comprised entirely of equity-settled transactions. The average share price for the year ended 31 March 2015 was 212.7 pence (2014: 212.2 pence; 2013: 173.0 pence). 163 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information 1 April 243£1.44 294 £1.27 352 £1.08 84 £1.58 91 £1.49 (81) £1.11 (118) £0.91 (54) £1.19 (31) £1.19 Granted 83£1.63 Vested (62) £1.35 Forfeited (47) £1.35 31 March 217£1.56 243£1.44294£1.27 Vodafone Group savings related and Sharesave Plan: £0.01–£1.00 – ––– –– £1.01–£2.00 23 £1.4832– –– 23 £1.4832– –– Vodafone Group 1999 Long-Term Stock Incentive Plan: £1.01–£2.00 2 £1.59222 £1.5922 1 April –1 27 4084 Granted during the year – –– 7 127 Forfeited during the year – –– (2) (1) (1) Exercised during the year – –(1) (6) (22) (41) Expired during the year – –– (1) (2) (9) 31 March – –– 25 2740 Weighted average exercise price: 1 April – US$22.16US$15.20 £1.42 £1.41£1.18 Granted during the year – –– £1.56 £1.49£1.45 Forfeited during the year – –– £1.45 £1.34£1.64 Exercised during the year – US$29.31US$13.88 £1.25 £1.43£1.05 Expired during the year – –– £1.45 £1.37£0.98 31 March – –US$22.16 £1.49 £1.42£1.41

Notes to the consolidated financial statements (continued) 28. Acquisitions and disposals We completed a number of acquisitions during the year including, most significantly, the acquisition of Grupo Corporativo Ono, S.A. (‘Ono’). The note below provides details of these transactions as well as those in the prior year. For further details see “Critical accounting judgements and key sources of estimation uncertainty” in note 1 “Basis of preparation” to the consolidated financial statements. Accounting policies Business combinations Acquisitions of subsidiaries are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued by the Group. Acquisition-related costs are recognised in the income statement as incurred. The acquiree’s identifiable assets and liabilities are recognised at their fair values at the acquisition date. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree, if any, over the net amounts of identifiable assets acquired and liabilities assumed at the acquisition date. The interest of the non-controlling shareholders in the acquiree may initially be measured either at fair value or at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets acquired, liabilities and contingent liabilities assumed. The choice of measurement basis is made on an acquisition-by-acquisition basis. Acquisition of interests from non-controlling shareholders In transactions with non-controlling parties that do not result in a change in control, the difference between the fair value of the consideration paid or received and the amount by which the non-controlling interest is adjusted is recognised in equity. Acquisitions The aggregate cash consideration in respect of purchases of interests in subsidiaries, net of cash acquired, is as follows: £m Note: 1 Charged to other income and expense in the consolidated income statement. Total goodwill on acquisitions was £1,634 million and included £1,423 million in relation to Ono and £211 million in relation to other acquisitions completed during the year. No amount of goodwill is expected to be deductible for tax purposes. Grupo Corporativo Ono, S.A. (‘Ono’) On 23 July 2014, the Group acquired the entire share capital of Ono for cash consideration of £2,945 million. The primary reason for acquiring the business was to create a leading integrated communications operator in Spain, offering customers unified communication services. The results of the acquired entity have been consolidated in the Group’s income statement from 23 July 2014 and contributed £691 million of revenue and a loss of £313 million to the profit attributable to owners of the parent during the year. The acquisition date fair values of the assets and liabilities acquired are provisional. These may be further adjusted as we gain a further understanding of the business. The provisional purchase price allocation is set out in the table below: Fair value £m Notes: 1 Identifiable intangible assets of £777 million consisted of customer contracts and relationships of £710 million, brand of £33 million and software of £34 million. 2 The goodwill arising on acquisition is principally related to the synergies expected to arise following the integration of the Ono business. These principally relate to synergies expected to arise following integration of the respective networks, operating cost rationalisation and revenue synergies driven by the larger network footprint and incremental revenue streams from integrated services. 3 Transaction costs of £11 million were charged in the Group’s consolidated income statement in the year ended 31 March 2015. 164 Vodafone Group Plc Annual Report on Form 20-F 2015 Net assets acquired: Identifiable intangible assets1 777 Property, plant and equipment 3,272 Other investments 7 Trade and other receivables 156 Cash and cash equivalents 143 Current and deferred taxation 647 Short and long-term borrowings (3,001) Trade and other payables (391) Provisions (83) Net identifiable assets acquired 1,527 Non-controlling interests (5) Goodwill2 1,423 Total consideration3 2,945 Cash consideration paid: Grupo Corporativo Ono, S.A. 2,945 Other acquisitions completed during the year 265 Fees paid in respect of acquisitions1 18 3,228 Net cash acquired (135) 3,093

Pro-forma full year information The following unaudited pro-forma summary presents the Group as if the acquisition of Ono had been completed on 1 April 2014. The pro-forma amounts include the results of Ono, application of Vodafone accounting policies, amortisation of the acquired finite lived intangible assets recognised on acquisition and interest expense on the increase in net debt as a result of the acquisition. The pro-forma information is provided for comparative purposes only and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies. 2015 £m Pence Other acquisitions During the 2015 financial year, the Group completed a number of other acquisitions for an aggregate net cash consideration of £265 million, all of which was paid during the year. The aggregate fair values of goodwill, identifiable assets and liabilities of the acquired operations were £211 million, £483 million and £429 million respectively. In addition, the Group completed the acquisition of certain non-controlling interests for a net cash consideration of £718 million. Kabel Deutschland Holding AG (‘KDG’) On 30 July 2013, the Group launched a voluntary public takeover offer for the entire share capital of KDG and on 13 September 2013 announced that the 75% minimum acceptance condition had been met. The transaction completed on 14 October 2013 with the Group acquiring 76.57% of the share capital of KDG for cash consideration of £4,855 million. The primary reason for acquiring the business was to create a leading integrated communications operator in Germany, offering consumer and enterprise customers unified communications services. The purchase price allocation is set out in the table below: Fair value £m Notes: 1 2 3 Identifiable intangible assets of £1,641 million consisted of customer relationships of £1,522 million, brand of £18 million and software of £101 million. Non-controlling interests have been measured using the net fair value of the identifiable assets acquired, liabilities and contingent liabilities assumed. The goodwill is principally attributable to cost and capital expenditure synergies expected to arise from the combination of the acquired business and the Group’s existing operations in Germany, and further revenue synergies from cross-selling to the respective customer base, together with improved customer loyalty given the wider unified service offering. Transaction costs of £17 million were charged in the Group’s consolidated income statement in the year ended 31 March 2014. 4 Vodafone Omnitel B.V. (‘Vodafone Italy’) On 21 February 2014, the Group acquired a 100% interest in Vodafone Italy, having previously held a 76.9% stake in Vodafone Italy which was accounted for as a joint venture. The Group acquired the additional 23.1% equity as part of the consideration received for the disposal of the Group’s interests in Verizon Wireless (see “Disposals” below). There was no observable market for Verizon shares and so the fair value of consideration paid by the Group for the acquisition was considered to be more reliably determined based on the acquisition-date fair value of Group’s existing equity interest in Vodafone Italy. Using a value in use basis, the consideration paid for the acquisition was determined to be £7,121 million, comprising £5,473 million for the Group’s existing 76.9% equity interest and £1,648 million for the additional 23.1% equity interest. 165 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Net assets acquired: Identifiable intangible assets1 1,641 Property, plant and equipment 4,381 Investment in associated undertakings 8 Inventory 34 Trade and other receivables 154 Cash and cash equivalents 619 Current and deferred taxation (1,423) Short and long-term borrowings (2,784) Trade and other payables (1,190) Provisions (63) Post employment benefits (62) Net identifiable assets acquired 1,315 Non-controlling interests2 (308) Goodwill3 3,848 Total consideration4 4,855 Basic earnings per share 21.42 Diluted earnings per share 21.30 Revenue 42,603 Profit for the financial year 5,829 Profit attributable to equity shareholders 5,673

Notes to the consolidated financial statements (continued) 28. Acquisitions and disposals (continued) The purchase price allocation is set out in the table below: Fair value £m Notes: 1 Identifiable intangible assets of £3,000 million consisted of customer relationships of £1,319 million, licences and spectrum of £1,319 million and software of £362 million. 2 The goodwill is attributable to (i) efficiencies from the ability to operate the business as a wholly owned subsidiary; (ii) the non-recognition of certain intangible assets such as the assembled workforce; and (iii) the value attributable to access future customers. Disposals Verizon Wireless (‘VZW’) On 21 February 2014, the Group sold its US sub-group which included its entire 45% shareholding in VZW to Verizon Communications Inc. for a total consideration of £76.7 billion before tax and transaction costs. The Group recognised a net gain on disposal of £44,996 million, reported in profit for the financial year from discontinued operations. £m Notes: 1 Consideration of £76.7 billion comprises cash of £35.2 billion, shares in Verizon Communications Inc. of £36.7 billion, loan notes issued by Verizon Communications Inc. of £3.1 billion and a 21.3% interest in Vodafone Italy valued at £1.7 billion. 2 Other effects include foreign exchange losses transferred to the consolidated income statement. 3 Reported in profit for the financial year from discontinued operations in the consolidated income statement. 4 Transaction costs of £100 million were charged in the Group’s consolidated income statement in the year ended 31 March 2014. The Group did not separately value the embedded derivatives arising from the agreement to sell the US sub-group for a fixed consideration on 2 September 2013 because it was not able to make a reliable estimate of the value of this derivative due to the difficulty in estimating the fair value of the shares in an unlisted entity in the period between 2 September 2013 and transaction completion on 21 February 2014. Vodafone Omnitel B.V. (‘Vodafone Italy’) On 21 February 2014, the Group completed a deemed disposal of its entire 76.9% shareholding in Vodafone Italy as part of the VZW disposal deal for a total consideration of £5.5 billion before tax and transaction costs. The Group recognised a net loss on disposal of £712 million, reported in other income and expense. £m Notes: 1 Other effects include foreign exchange gains transferred to the consolidated income statement. 2 Reported in other income and expense in the consolidated income statement. 166 Vodafone Group Plc Annual Report on Form 20-F 2015 Net assets disposed (8,480) Total consideration 5,473 Other effects1 2,295 Net loss on disposal2 (712) Net assets disposed (27,957) Total consideration1 76,716 Other effects2 (3,763) Net gain on disposal3,4 44,996 Net assets acquired: Identifiable intangible assets1 3,000 Property, plant and equipment 2,017 Inventory 89 Trade and other receivables (net of provisions of £285 million) 1,745 Current and deferred taxation (155) Short and long-term borrowings (19) Trade and other payables (2,415) Provisions (96) Post employment benefits (52) Net identifiable assets acquired 4,114 Goodwill2 3,007 Total consideration 7,121

29. Commitments A commitment is a contractual obligation to make a payment in the future, mainly in relation to leases and agreements to buy assets such as network infrastructure and IT systems. These amounts are not recorded in the consolidated statement of financial position since we have not yet received the goods or services from the supplier. The amounts below are the minimum amounts that we are committed to pay. Accounting policies Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership of the asset to the lessee. All other leases are classified as operating leases. Assets held under finance leases are recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments as determined at the inception of the lease. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised in the income statement. Rentals payable under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term. Operating lease commitments The Group has entered into commercial leases on certain properties, network infrastructure, motor vehicles and items of equipment. The leases have various terms, escalation clauses, purchase options and renewal rights, none of which are individually significant to the Group. Future minimum lease payments under non-cancellable operating leases comprise: 2015 £m 2014 £m The total of future minimum sublease payments expected to be received under non-cancellable subleases is £358 million (2014: £313 million). Capital commitments Company and subsidiaries Share of joint operations Group 2015 £m 2014 £m 2015 £m 2014 £m 2015 £m 2014 £m Note: 1 Commitment includes contracts placed for property, plant and equipment and intangible assets. Capital commitments includes £2,682 million in relation to spectrum acquired in 12 telecom circles in India. This included spectrum in all six of our 900MHz circles due for extension in December 2015. We also acquired new 3G spectrum in seven circles. 167 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Contracts placed for future capital expenditure not provided in the financial statements1 4,871 2,307 86 28 4,957 2,335 Within one year 1,403 1,128 In more than one year but less than two years 925 841 In more than two years but less than three years 797 678 In more than three years but less than four years 698 557 In more than four years but less than five years 550 477 In more than five years 2,207 2,051 6,580 5,732

Notes to the consolidated financial statements (continued) 30. Contingent liabilities Contingent liabilities are potential future cash outflows, where the likelihood of payment is considered more than remote, but is not considered probable or cannot be measured reliably. 2015 £m 2014 £m Notes: 1 Performance bonds require the Group to make payments to third parties in the event that the Group does not perform what is expected of it under the terms of any related contracts or commercial arrangements. 2 Other guarantees principally comprise Vodafone Group Plc’s guarantee of the Group’s 50% share of an AUD 1.7 billion loan facility and a US$3.5 billion loan facility of its joint venture, Vodafone Hutchison Australia Pty Limited. UK pension schemes At the start of the year, the Group had two main UK defined benefit schemes being the Vodafone UK Group Pension Scheme (‘Vodafone UK plan’) and the Cable & Wireless Worldwide Retirement Plan (‘CWWRP’). On 6 June 2014, all assets and liabilities of the Cable & Wireless Worldwide Retirement Plan were transferred into a new section of the Vodafone Group Pension Scheme. The Cable & Wireless Retirement Plan was then wound up. There are now two segregated sections of the Vodafone UK Group Pension Scheme, the Vodafone Section and the CWW Section. The Group has covenanted to provide security in favour of the Vodafone UK Group Pension Scheme – Vodafone Section whilst there is a deficit in this section. The deficit is measured on a prescribed basis agreed between the Group and Trustee. In 2010 the Group and Trustee agreed security of a charge over UK index linked gilts (‘ILG’) held by the Group. In December 2011, the security was increased by an additional charge over further ILG due to a significant increase in the deficit at that time. In April 2014, the security was reduced following a reduction in the deficit following the results of the 2013 valuation and a £325 million company contribution to the Scheme. The Scheme retains security over £264.5 million (notional value) 2017 ILGs and £38 million (notional value) 2016 ILGs. The security may be substituted either on a voluntary or mandatory basis. As and when alternative security is provided, the Group has agreed that the security cover should include additional headroom of 33%, although if cash is used as the security asset the ratio will revert to 100% of the relevant liabilities or where the proposed replacement security asset is listed on an internationally recognised stock exchange in certain core jurisdictions, the Trustee may decide to agree a lower ratio than 133%. The Company has also provided two guarantees to the Vodafone Section of the scheme for a combined value up to £1.25 billion to provide security over the deficit under certain defined circumstances, including insolvency of the employers. The Company has also agreed a similar guarantee of up to £1.25 billion for the CWW Section. An additional smaller UK defined benefit scheme, the THUS Plc Group Scheme, has a guarantee from the Company for up to £110 million. Legal proceedings The Company and its subsidiaries are currently, and may from time to time become involved in a number of legal proceedings including inquiries from, or discussions with, governmental authorities that are incidental to their operations. However, save as disclosed below, the Company and its subsidiaries are not currently involved in (i) any legal or arbitration proceedings (including any governmental proceedings which are pending or known to be contemplated) which may have, or have had in the 12 months preceding the date of this report, a significant effect on the financial position or profitability of the Company and its subsidiaries; or (ii) any material proceedings in which any of the Company’s Directors, members of senior management or affiliates are either a party adverse to the Company or its subsidiaries or have a material interest adverse to the Company or its subsidiaries. Due to inherent uncertainties, no accurate quantification of any cost, or timing of such cost, which may arise from any of the legal proceedings outlined below can be made. Telecom Egypt arbitration In October 2009 Telecom Egypt commenced arbitration against Vodafone Egypt in Cairo alleging breach of non-discrimination provisions in an interconnection agreement as a result of lower interconnection rates paid to Vodafone Egypt by Mobinil. Telecom Egypt also sought to join Vodafone International Holdings BV (‘VIHBV’), Vodafone Europe BV (‘VEBV’) and Vodafone Group Plc to the arbitration. In January 2015, the arbitral tribunal issued its decision. It held unanimously that it had no jurisdiction to arbitrate the claim against VIHBV, VEBV and Vodafone Group Plc. The tribunal also held by a three to two majority that Telecom Egypt had failed to establish any liability on the part of Vodafone Egypt. Telecom Egypt has applied to the Egyptian court to set aside the decision. Indian tax case In August 2007 and September 2007, Vodafone India Limited (‘VIL’) and VIHBV respectively received notices from the Indian tax authority alleging potential liability in connection with an alleged failure by VIHBV to deduct withholding tax from consideration paid to the Hutchison Telecommunications International Limited group (‘HTIL’) in respect of HTIL’s gain on its disposal to VIHBV of its interests in a wholly-owned subsidiary that indirectly holds interests in VIL. In January 2012 the Indian Supreme Court handed down its judgement, holding that VIHBV’s interpretation of the Income Tax Act 1961 was correct, that the HTIL transaction in 2007 was not taxable in India, and that consequently, VIHBV had no obligation to withhold tax from consideration paid to HTIL in respect of the transaction. The Indian Supreme Court quashed the relevant notices and demands issued to VIHBV in respect of withholding tax and interest. On 20 March 2012 the Indian Government returned VIHBV’s deposit of INR 25 billion and released the guarantee for INR 85 billion, which was based on the demand for payment issued by the Indian tax authority in October 2010, for tax of INR 79 billion plus interest. On 28 May 2012 the Finance Act 2012 became law. The Finance Act 2012 is intended to tax any gain on transfer of shares in a non-Indian company, which derives substantial value from underlying Indian assets, such as VIHBV’s transaction with HTIL in 2007. Further it seeks to subject a purchaser, such as VIHBV, to a retrospective obligation to withhold tax. 168 Vodafone Group Plc Annual Report on Form 20-F 2015 Performance bonds1 766 442 Other guarantees and contingent liabilities2 2,539 2,500

VIHBV has not received any formal demand for taxation in respect of the HTIL transaction following the effective date of the Finance Act 2012, but it did receive a letter on 3 January 2013 reminding it of the tax demand raised prior to the Indian Supreme Court’s judgement and purporting to update the interest element of that demand to a total amount of INR 142 billion. The separate proceedings taken against VIHBV to seek to treat it as an agent of HTIL in respect of its alleged tax on the same transaction, as well as penalties of up to 100% of the assessed withholding tax for the alleged failure to have withheld such taxes, remain pending despite the issue having been ruled upon by the Indian Supreme Court. Should a further demand for taxation be received by VIHBV or any member of the Group as a result of the new retrospective legislation, we believe it is probable that we will be able to make a successful claim under the Dutch-India Bilateral Investment Treaty (‘Dutch BIT’). On 17 January 2014, VIHBV served an amended trigger notice on the Indian Government under the Dutch BIT, supplementing a trigger notice filed on 17 April 2012, immediately prior to the Finance Act 2012 becoming effective, to add claims relating to an attempt by the Indian Government to tax aspects of the transaction with HTIL under transfer pricing rules. On 17 April 2014, VIHBV served its notice of arbitration under the Dutch BIT, formally commencing the Dutch BIT arbitration proceedings. An arbitrator has been appointed by VIHBV. The Indian Government appointed an arbitrator but he resigned in May 2015. The third arbitrator, who will act as chairman of the tribunal, had been agreed by the two party-appointed arbitrators (prior to the Government’s arbitrator’s resignation) but declined to accept the appointment. There is now likely to be a delay in appointing the chairman pending the Indian Government appointing a replacement for its party-appointed arbitrator. If there is no subsequent agreement on appointment of a chairman, the International Court of Justice will appoint the third arbitrator. We did not carry a provision for this litigation or in respect of the retrospective legislation at 31 March 2015, or at previous reporting dates. Other Indian tax cases VIL and Vodafone India Services Private Limited (‘VISPL’) (formerly 3GSPL) are involved in a number of tax cases with total claims exceeding £1.5 billion plus interest, and penalties of up to 300% of the principal. VIL tax claims The claims against VIL range from disputes concerning transfer pricing and the applicability of value-added tax to SIM cards, to the disallowance of income tax holidays. The quantum of the tax claims against VIL is in the region of £1.3 billion. VIL is of the opinion that any finding of material liability to tax is not probable. VISPL tax claims VISPL has been assessed as owing tax of approximately £260 million (plus interest of £190 million) in respect of (i) a transfer pricing margin charged for the international call centre of HTIL prior to the 2007 transaction with Vodafone for HTIL assets in India; (ii) the sale of the international call centre by VISPL to HTIL; and (iii) the acquisition of and/or the alleged transfer of options held by VISPL for VIL equity shares. The first two of the three heads of tax are subject to an indemnity by HTIL under the VIHBV Tax Deed of Indemnity. The larger part of the potential claim is not subject to any indemnity. VISPL unsuccessfully challenged the merits of the tax demand in the statutory tax tribunal and the jurisdiction of the tax office to make the demand in the High Court. The Tax Appeal Tribunal has now heard the appeal and ruled in the Tax Office’s favour. VISPL has lodged an appeal (and stay application) in the Bombay High Court which was partially heard in April and concluded in early May 2015. In the meantime, (i) a stay of the tax demand on a deposit of £20 million and (ii) a corporate guarantee by VIHBV for the balance of tax assessed remains in place pending a decision on the appeal in the Bombay High Court which is expected during 2015. If VISPL loses the appeal, its terms of the stay of demand may be revisited (and could be increased) while VISPL pursues a further appeal in the Supreme Court. Indian regulatory cases Litigation remains pending in the Telecommunications Dispute Settlement Appellate Tribunal (‘TDSAT’), High Courts and the Supreme Court in relation to a number of significant regulatory issues including mobile termination rates (‘MTRs’), spectrum and licence fees, licence extension and 3G intra-circle roaming (‘ICR’). Public interest litigation: Yakesh Anand v Union of India, Vodafone and others The Petitioner brought a special leave petition in the Indian Supreme Court on 30 January 2012 against the Government of India and mobile network operators, including VIL, seeking recovery of the alleged excess spectrum allocated to the operators, compensation for the alleged excess spectrum held in the amount of approximately €4.7 billion and a criminal investigation of an alleged conspiracy between government officials and the network operators. A claim with similar allegations was dismissed by the Supreme Court in March 2012, with an order that the Petitioner should pay a fine for abuse of process. The case is pending before the Supreme Court and is expected to be called for hearing at some uncertain future date. One time spectrum charges: Vodafone India v Union of India The Government of India has sought to impose one time spectrum charges of approximately €525 million on certain operating subsidiaries of VIL. We filed a petition before the TDSAT challenging the one time spectrum charges on the basis that they are illegal, violate Vodafone’s licence terms and are arbitrary, unreasonable and discriminatory. The tribunal stayed enforcement of the Government’s spectrum demand pending resolution of the dispute. The Indian Department of Telecommunications (‘DoT’) recently proposed that, since several operators have brought similar challenges in different jurisdictions, they move a transfer petition before the Supreme Court. Accordingly, the matter in the TDSAT stands adjourned until 11 August 2015. 3G inter-circle roaming: Vodafone India and others v Union of India In April 2013, the DoT issued a stoppage notice to VIL’s operating subsidiaries and other mobile operators requiring the immediate stoppage of the provision of 3G services on other operators’ mobile networks in an alleged breach of licences. The regulator also imposed a fine of approximately €5.5 million. We applied to the Delhi High Court for an order quashing the regulator’s notice. Interim relief from the notice has been granted (but limited to existing customers at the time with the effect that VIL was not able to provide 3G services to new customers on other operators’ 3G networks pending a decision on the issue). The dispute was referred to the TDSAT for decision, which ruled on 28 April 2014 that VIL and the other operators were permitted to provide 3G services to their customers (current and future) on other operators’ networks. The DoT has appealed the judgement, which is pending before the Supreme Court. 169 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information

Notes to the consolidated financial statements (continued) 30. Contingent liabilities (continued) Extension of licences in Delhi, Mumbai and Kolkata: VIL and others v Union of India We sought an extension of our existing licences in Delhi, Mumbai and Kolkata. That extension was denied by the DoT by order dated 21 March 2013. We appealed that decision to the TDSAT and by its order dated 31 January 2014, the TDSAT denied the extension. In the meantime, in order to maintain continuity of services, VIL sought and obtained spectrum in these cities. The appeal to the Supreme Court was rejected on 14 May 2015. Other cases in the Group Italy British Telecom (Italy) v Vodafone Italy The Italian Competition Authority concluded an investigation in 2007 when Vodafone Italy gave certain undertakings in relation to allegations that it had abused its dominant position in the wholesale market for mobile termination. In 2010, British Telecom (Italy) brought a civil damages claim against Vodafone Italy on the basis of the Competition Authority’s investigation and Vodafone Italy’s undertakings. British Telecom (Italy) seeks damages in the amount of €280 million for abuse of dominant position by Vodafone Italy in the wholesale fixed to mobile termination market for the period from 1999 to 2007. A court appointed expert delivered an opinion to the Court that the range of damages in the case should be in the region of €10 million to €25 million which was reduced in a further supplemental report published in September 2014 to a range of €8 million to €11 million. The expert’s report will be considered by the Court before it passes judgement on the case. FASTWEB v Vodafone Italy The Italian Competition Authority concluded an investigation in 2007 when Vodafone Italy gave certain undertakings in relation to allegations it had abused its dominant position in the wholesale market for mobile termination. In 2010, FASTWEB brought a civil damages claim against Vodafone Italy on the basis of the Competition Authority’s investigation and Vodafone Italy’s undertakings. FASTWEB sought damages in the amount of €360 million for abuse of dominant position by Vodafone Italy in the wholesale fixed to mobile termination market. A court appointed expert delivered an opinion to the Court that the range of damages in the case should be in the region of €0.5 million to €2.3 million. On 15 October 2014, the Court decided to reject FASTWEB’s damages claim in its entirety. Greece Papistas Holdings SA, Mobile Trade Stores (formerly Papistas SA) and Athanasios and Loukia Papistas v Vodafone Greece, Vodafone Group Plc and certain Directors and Officers of Vodafone In December 2013, Mr and Mrs Papistas, and companies owned or controlled by them, brought three claims in the Greek court in Athens against Vodafone Greece, Vodafone Group Plc and certain Directors and officers of Vodafone Greece and Vodafone Group Plc for purported damage caused by the alleged abuse of dominance and wrongful termination of a franchise arrangement with a Papistas company. Approximately €1.0 billion of the claim is directed exclusively at one former and one current Director of Vodafone Greece. The balance of the claim (approximately €285.5 million) is sought from Vodafone Greece and Vodafone Group Plc on a joint and several basis. The cases are scheduled to come to trial in November 2015 and April 2016. Tanzania Cats-Net Limited v Vodacom Tanzania Limited In 2012, Cats-Net Limited brought a claim for US$500 million (US$200 million compensatory and US$300 million punitive) in damages against Vodacom Tanzania Limited in the Tanzanian High Court. Cats-Net Limited is also seeking an order cancelling Vodacom Tanzania’s mobile telecommunications licence. The claim is based on the actions of the Tanzanian Telecommunications Regulatory Authority (‘TTRA’) who, following complaints by Vodacom Tanzania of interference caused by transmissions of Cats-Net Limited, allegedly shut down the operations of Cats-Net Limited after conducting its own investigation. Cats-Net Limited alleges collusion between the TTRA and Vodacom Tanzania. Vodacom Tanzania filed an application to strike out the claim. That application has been argued and the parties await a decision of the Court. 170 Vodafone Group Plc Annual Report on Form 20-F 2015

31. Related party transactions The Group has a number of related parties including joint arrangements and associates, pension schemes and Directors and Executive Committee members (see note 12 “Investments in associates and joint arrangements”, note 26 “Post employment benefits” and note 24 “Directors and key management compensation”). Transactions with joint arrangements and associates Related party transactions with the Group’s joint arrangements and associates primarily comprise fees for the use of products and services including network airtime and access charges, fees for the provision of network infrastructure and cash pooling arrangements. No related party transactions have been entered into during the year which might reasonably affect any decisions made by the users of these consolidated financial statements except as disclosed below. 2015 £m 2014 £m 2013 £m Note: 1 Amounts arise primarily through Vodafone Italy, Vodafone Hutchison Australia, Indus Towers and Cornerstone. Interest is paid in line with market rates. Dividends received from associates and joint ventures are disclosed in the consolidated statement of cash flows. Transactions with Directors other than compensation During the three years ended 31 March 2015, and as of 19 May 2015, neither any Director nor any other executive officer, nor any associate of any Director or any other executive officer, was indebted to the Company. During the three years ended 31 March 2015, and as of 19 May 2015, the Company has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including Directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing or any relative of such spouse) had or was to have a direct or indirect material interest. Dividends received from associates are disclosed in the consolidated statement of cash flows. 32. Principal subsidiaries Our subsidiaries are located around the world and each contributes to the profits, assets and cash flow of the Group. We have a large number of subsidiaries and so, for practical reasons, only the principal subsidiaries at 31 March 2015 are detailed below. Accounting policies A subsidiary is an entity controlled by the Company. Control is achieved where the Company has existing rights that give it the current ability to direct the activities that affect the Company’s returns and exposure or rights to variable returns from the entity. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Group. All intra-group transactions, balances, income and expenses are eliminated on consolidation. Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Group’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-controlling shareholder’s share of changes in equity since the date of the combination. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance. 171 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Sales of goods and services to associates 32 231238 Purchase of goods and services from associates 85 10997 Sales of goods and services to joint arrangements 6 1227 Purchase of goods and services from joint arrangements 566 570568 Net interest income receivable from joint arrangements1 79 7533 Trade balances owed: by associates 3 321 to associates 4 320 by joint arrangements 182 82260 to joint arrangements 48 17048 Other balances owed by joint arrangements1 61 571,065 Other balances owed to joint arrangements1 54 63–

Notes to the consolidated financial statements (continued) 32. Principal subsidiaries (continued) Principal subsidiaries A full list of subsidiaries, joint arrangements, associated undertakings and any significant holdings (as defined in the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008) as at 15 August 2015 will be annexed to the Company’s next annual return filed with the Registrar of Companies. No subsidiaries are excluded from the Group consolidation. Unless otherwise stated the Company’s principal subsidiaries all have share capital consisting solely of ordinary shares and are indirectly held. The country of incorporation or registration of all subsidiaries is also their principal place of operation unless otherwise stated. Country of incorporation or registration Percentage shareholdings1 Name Principal activity Vodafone GmbH Kabel Deutschland Holding AG Vodafone Limited Vodafone Omnitel B.V.2 Vodafone España, S.A.U. Cableuropa, S.A.U.3 Vodafone Albania Sh.A. Vodafone Czech Republic a.s. Vodafone-Panafon Hellenic Telecommunications Company S.A. Hellas Online S.A.4 Vodafone Magyarorszag Mobile Tavkozlesi Zartkoruen Mukodo Reszvenytarsasag5 Vodafone Ireland Limited Vodafone Malta Limited Vodafone Libertel B.V. Vodafone Portugal-Comunicações Pessoais, S.A.6 Vodafone Romania S.A. Vodafone India Limited Vodacom Group Limited Vodacom (Pty) Limited7 Network operator Network operator Network operator Network operator Network operator Network operator Network operator Network operator Network operator Network operator Network operator Network operator Network operator Network operator Network operator Network operator Network operator Holding company Network operator Germany Germany England Netherlands Spain Spain Albania Czech Republic Greece Greece Hungary Ireland Malta Netherlands Portugal Romania India South Africa South Africa The Democratic Republic of Congo Tanzania Mozambique Lesotho South Africa Egypt Ghana New Zealand Qatar Turkey England England Italy England Spain Netherlands Netherlands Luxembourg Luxembourg Luxembourg 100.0 76.7 100.0 100.0 100.0 100.0 99.9 100.0 99.9 97.8 100.0 100.0 100.0 100.0 100.0 100.0 100.0 65.0 60.9 Vodacom Congo (RDC) s.p.r.l.7,8,9 Vodacom Tanzania Limited7 VM, S.A.7,10 Vodacom Lesotho (Pty) Limited7 Vodacom Business Africa Group (PTY) Limited7 Vodafone Egypt Telecommunications S.A.E. Ghana Telecommunications Company Limited Vodafone New Zealand Limited Vodafone Qatar Q.S.C.9 Vodafone Telekomunikasyon A.S. Vodafone Group Services Limited11 Vodafone Sales & Services Limited12 Cobra Automotive Technologies S.P.A.13 Vodafone 6 UK Vodafone Holdings Europe, S.L.U. Vodafone Europe B.V. Vodafone International Holdings B.V. Vodafone Investments Luxembourg S.a.r.l. Vodafone Procurement Company S.a.r.l. Vodafone Roaming Services S.a.r.l. Network operator Network operator Network operator Network operator Holding company Network operator Network operator Network operator Network operator Network operator Global products and services provider Group services provider Telematics products and services provider Holding company Holding company Holding company Holding company Holding company Group services provider Group services provider 33.2 53.4 55.3 52.0 65.0 54.9 70.0 100.0 23.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 Notes: 1 2 3 4 5 6 7 8 9 Effective ownership percentages of Vodafone Group Plc at 31 March 2015, rounded to nearest tenth of one percent. The principal place of operation of Vodafone Omnitel B.V. is Italy. Cableuropa, S.A.U, was acquired on 23 July 2014. Hellas Online S.A. was acquired on 25 November 2014. Trades as Vodafone Hungary Mobile Telecommunications Company Limited. 38.6% of the issued share capital of Vodafone Portugal-Comunicações Pessoais, S.A. is directly held by Vodafone Group Plc. Shareholding is indirect through Vodacom Group Limited. The indirect shareholding is calculated using the 65.0% ownership interest in Vodacom. The share capital of Vodacom Congo (RDC) s.p.r.l. consists of 1,000,000 ordinary shares and 75,470,588 preference shares. The Group has rights that enable it to control the strategic and operating decisions of Vodafone Qatar Q.S.C. and Vodacom Congo (RDC) s.p.r.l. 10 The share capital of VM, S.A. consists of 60,000,000 ordinary shares and 548,350,646 preference shares. 11 Share capital consists of 1,190 ordinary shares and one deferred share, of which 100% of the shares are indirectly held by Vodafone Group Plc. 12 Vodafone Sales & Services Limited is directly held by Vodafone Group Plc. 13 Cobra Automotive Technologies S.P.A. was acquired on 14 August 2014. On 1 April 2015, it changed its name to Vodafone Automotive S.P.A. 172 Vodafone Group Plc Annual Report on Form 20-F 2015

The table below shows selected financial data in respect of subsidiaries that have non-controlling interests that are material to the Group. Vodafone Egypt Telecommunications S.A.E. Vodacom Group Limited Vodafone Qatar Q.S.C. 2015 £m 2014 £m 2015 £m 2014 £m 2015 £m 2014 £m The voting rights held by the Group equal the Group’s percentage shareholding as shown on page 172. 173 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information Summary comprehensive income information Revenue 4,341 4,718 1,191 1,163 394 342 Profit/(loss) for the financial year 603 730 156 165 (37) (43) Other comprehensive expense (17) (9) – – – – Total comprehensive income/(expense) 586 721 156 165 (37) (43) Other financial information Profit/(loss) for the financial year allocated to non-controlling interests 205 273 71 75 (29) (33) Dividends paid to non-controlling interests 229 261 2 3 11 – Summary financial position information Non-current assets 4,844 4,681 1,357 1,259 1,301 1,197 Current assets 1,405 1,275 518 405 76 52 Total assets 6,249 5,956 1,875 1,664 1,377 1,249 Non-current liabilities (490) (360) (57) (33) (8) (6) Current liabilities (2,478) (2,005) (729) (721) (339) (267) Total assets less total liabilities 3,281 3,591 1,089 910 1,030 976 Equity shareholders’ funds 2,722 2,899 673 575 237 224 Non-controlling interests 559 692 416 335 793 752 Total equity 3,281 3,591 1,089 910 1,030 976

Notes to the consolidated financial statements (continued) 174 Vodafone Group Plc Annual Report on Form 20-F 2015 33. Subsidiaries exempt from audit The following UK subsidiaries will take advantage of the audit exemption set out within section 479A of the Companies Act 2006 for the year ended 31 March 2015. Name Registration number Cable & Wireless Worldwide plc 7029206 Cable & Wireless UK Holdings Limited 3840888 Cable & Wireless Waterside Holdings Limited 6859946 The Eastern Leasing Company Limited 1672832 Vodafone 24083193 Vodafone 4 UK 6357658 Vodafone 5 Limited 6688527 Vodafone 5 UK 2960479 Vodafone Americas 46389457 Vodafone Benelux Limited 4200960 Vodafone Cellular Limited 896318 Vodafone Consolidated Holdings Limited 5754561 Vodafone Enterprise Equipment Limited 1648524 Vodafone Euro Hedging Limited 3954207 Vodafone Euro Hedging Two 4055111 Vodafone European Investments 3961908 Vodafone European Portal Limited 3973442 Vodafone Europe UK 5798451 Vodafone Finance Luxembourg Limited 5754479 Vodafone Finance Sweden 2139168 Vodafone Finance UK Limited 3922620 Vodafone Financial Operations 4016558 Vodafone Global Content Services Limited 4064873 Vodafone Holdings Luxembourg Limited 4200970 Vodafone Intermediate Enterprises Limited 3869137 Vodafone International Holdings Limited 2797426 Vodafone International Operations Limited 2797438 Vodafone Investments Australia Limited 2011978 Vodafone Investments Limited 1530514 Vodafone Investment UK5798385 Vodafone Marketing UK 6858585 Vodafone Mobile Communications Limited 3942221 Vodafone Mobile Enterprises Limited 3961390 Vodafone Mobile Network Limited 3961482 Vodafone (New Zealand) Hedging Limited 4158469 Vodafone Nominees Limited 1172051 Vodafone Oceania Limited 3973427 Vodafone Overseas Finance Limited 4171115 Vodafone Overseas Holdings Limited 2809758 Vodafone Panafon UK 6326918 Vodafone Property Investments Limited 3903420 Vodafone UK Limited 2227940 Vodafone Worldwide Holdings Limited 3294074 Vodafone Yen Finance Limited 4373166 Voda Limited 1847509 Vodaphone Limited 2373469 Vodata Limited 2502373 34. Subsequent events No material events occurred after our year end date of 31 March 2015 and before the signing of this Annual Report on 19 May 2015.

Other unaudited financial information Prior year operating results This section presents our operating performance for the 2014 financial year compared to the 2013 financial year, providing commentary on the revenue and adjusted EBITDA performance of the Group and its regions. Consistent with the operating results on pages 40 to 48, the results in this section have been presented on a statutory basis in accordance with IFRS accounting principles, including the results of the Group’s joint ventures and associates using the equity accounting basis and the profit contribution from Verizon Wireless to 2 September 2013 as discontinued operations. This is consistent with how the results and business performance are reviewed by management. Group1 Revenue Europe £m AMAP £m Other2 £m Eliminations £m 2014 £m 2013 £m £ % change Organic 24,222 13,473 686 (35) 38,346 38,041 0.8 (2.2) Service revenue 22,592 12,130 502 (34) 35,190 34,999 0.5 (2.6) Other revenue 1,630 1,343 184 (1) 3,156 3,042 Adjusted EBITDA 6,821 4,145 118 – 11,084 11,466 (3.3) (6.9) Adjusted operating profit 2,333 1,947 30 – 4,310 5,590 (22.9) (22.0) Adjustments for:   Impairment loss (6,600) (7,700) Restructuring costs (355) (311) Amortisation of acquired customer bases and brand intangible assets (551) (249) Other income and expense (717) 468 Operating loss (3,913) (2,202) Non-operating income and expense (149) 10 Net financing costs (1,208) (1,291) Income tax credit/(expense) 16,582 (476) Profit/(loss) for the financial year from  continuing operations 11,312 (3,959) Profit for the financial year from discontinued operations 48,108 4,616 Profit for the financial year 59,420 657 Notes: 1 2014 results reflect average foreign exchange rates of £1:€1.19 and £1:US$1.59 (2013: £1:€1.23 and £1:US$1.58). 2 The “Other” segment primarily represents the results of the partner markets and the net result of unallocated central Group costs  Revenue Revenue increased by 0.8% to £38.3 billion driven by revenue growth in our AMAP region and business acquisitions, partially offset by revenue declines in Europe due to challenging trading conditions and by unfavourable exchange rate movements. On an organic basis service revenue declined 2.6%*. Adjusted EBITDA Adjusted EBITDA decreased 6.9%* with a 1.5* percentage point decline in the adjusted EBITDA margin as the impact of steep revenue declines in Europe offset improving margins in AMAP, notably in India and Australia. Adjusted operating profit Adjusted operating profit fell 22.0%* year-on-year largely reflecting the decline in adjusted EBITDA and higher depreciation and amortisation. Operating loss Operating loss increased to £3.9 billion from £2.2 billion as lower impairment charges were offset by lower adjusted operating profit and other income and expense. During the year we recorded goodwill impairment charges of £6.6 billion relating to our businesses in Germany, Spain, Portugal, Czech Republic and Romania. Other income and expense comprises a loss of £0.7 billion arising largely from our acquisition of a controlling interest in Vodafone Italy compared with a £0.5 billion gain on the acquisition of CWW in the prior year.     Note: * All amounts in the Operating Results section marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Refer to “Organic growth” on page 203 for further detail. 175

Other unaudited financial information (continued) Prior year operating results (continued) Europe % change Germany £m Italy1 £m UK £m Spain £m Other Europe £m Eliminations £m Europe £m £ Organic Year ended 31 March 2014 Revenue Service revenue Other revenue Adjusted EBITDA Adjusted operating profit Adjusted EBITDA margin 8,272 7,739 533 2,698 918 32.6% 522 465 57 182 371 34.9% 6,427 6,095 332 1,418 187 22.1% 3,518 3,230 288 787 181 22.4% 5,526 5,103 423 1,736 676 31.4% (43) (40) (3) – – 24,222 22,592 1,630 6,821 2,333 28.2% 1.4 2.0 (5.7) (5.0) (37.6) (8.3) (7.7) (15.3) (16.9) (41.5) Year ended 31 March 2013 Revenue Service revenue Other revenue Adjusted EBITDA Adjusted operating profit Adjusted EBITDA margin 7,857 7,275 582 2,831 1,401 36.0% – – – – 739 0.0% 5,150 4,782 368 1,210 303 23.5% 3,904 3,629 275 1,021 421 26.2% 7,114 6,610 504 2,121 878 29.8% (141) (140) (1) – – 23,884 22,156 1,728 7,183 3,742 30.1% (3.4) (3.1) (6.2) (6.7) (19.8) (4.3) (4.2) (4.9) (4.4) (14.2) Note: 1 Adjusted operating profit for the year ended 31 March 2013 of £739 million in respect of Italy represents the Group’s share of the net result of Vodafone Italy. Revenue increased 1.4%, including a 2.4 percentage point favourable impact from foreign exchange rate movements and a 7.3 percentage point positive impact from M&A and other activity. On an organic basis service revenue declined 7.7%*, driven by challenging macroeconomic conditions in many markets, increased competition and the impact of MTR cuts, partially offset by continued growth of mobile in-bundle revenue. Adjusted EBITDA decreased 5.0%, including a 2.6 percentage point favourable impact from foreign exchange rate movements and a 9.3 percentage point positive impact from M&A and other activity. On an organic basis adjusted EBITDA decreased 16.9%*, resulting from a reduction in service revenue in most markets and higher customer investment, partially offset by efficiency in operating costs. Organic change* % Other activity pps Foreign exchange pps Reported change % Revenue – Europe (8.3) 7.3 2.4 1.4 Service revenue Germany Italy1 UK Spain Other Europe Europe (6.2) (20.2) (4.4) (13.4) (7.1) (7.7) 9.0 20.2 31.9 (0.7) (17.5) 7.2 3.6 – – 3.1 1.8 2.5 6.4 – 27.5 (11.0) (22.8) 2.0 Adjusted EBITDA Germany Italy1 UK Spain Other Europe Europe (18.2) (30.3) (9.8) (23.9) (14.0) (16.9) 10.2 30.3 26.9 (1.8) (6.2) 9.3 3.3 – 0.1 2.8 2.0 2.6 (4.7) – 17.2 (22.9) (18.2) (5.0) Adjusted operating profit Europe (41.5) 1.7 2.2 (37.6) Note: 1 Organic growth for Vodafone Italy only includes its results for the period from 21 February 2014, the date the Group acquired a 100% interest, to 31 March 2014 compared to the same period the previous year. Germany Service revenue decreased 6.2%*, with a slightly improving trend in Q4 compared to Q3. Performance for the year was driven by intense price competition in both the consumer and enterprise segments and an MTR cut effective from December 2012, with Vodafone particularly impacted due to our traditionally high ARPU. In a more competitive environment we launched both a more aggressive 3G price plan (“Smart”) and pushed otelo in the entry-level contract segment. Mobile in-bundle revenue increased 2.7%* as a result of growth in integrated Vodafone Red offers, which was more than offset by a decline in mobile out-of-bundle revenue of 22.6%*. We continue to focus on Vodafone Red and 4G where we had nearly 3.0 million customers and 891,000 consumer contract customers respectively at 31 March 2014. 176 Vodafone Group Plc Annual Report on Form 20-F 2015

Adjusted EBITDA declined 18.2%*, with a 4.3* percentage point decline in adjusted EBITDA margin, driven by lower service revenue and increased customer investment. The roll-out of 4G services continued with a focus on urban areas, with overall outdoor population coverage of 70% at 31 March 2014, which combined with our ongoing network enhancement plan has resulted in a significant improvement in voice and data performance in the second half of the year. Following its acquisition on 14 October 2013, KDG contributed £702 million to service revenue and £297 million to adjusted EBITDA in Germany. The domination and profit and loss transfer agreement was registered on 14 March 2014 and the integration of Vodafone Germany and KDG began on 1 April 2014. Italy Service revenue for the year declined 17.3% on a local currency basis driven by the effect of the summer prepaid price war penetrating the customer base and the negative impact of MTR cuts effective from January and July 2013. Mobile in-bundle revenue grew 15.5% on a local currency basis driven by the take-up of integrated prepaid plans. Vodafone Red, which had nearly 1.5 million customers at 31 March 2014, continues to penetrate further into the base leading to improving churn in the contract segment. Enterprise revenue growth, while still negative, showed signs of improvement during the year thanks to the success of “Zero”. Prepaid experienced a steep ARPU decline as a result of the market move to aggressive bundled offers. 4G services are now available in 202 municipalities and outdoor coverage has reached 35%. Fixed line revenue for the year declined 3.0% on a local currency basis as a result of declining fixed voice usage, partly offset by continued broadband revenue growth supported by 77,000 net broadband customer additions during the year. Vodafone Italy now offers fibre services in 37 cities and is progressing well on its own fibre build plans. Adjusted EBITDA for the year declined 24.9% on a local currency basis, with a 4.7 percentage point decline in the local currency adjusted EBITDA margin, primarily driven by the lower revenue, partially offset by strong efficiency improvements delivered on operating costs which fell 6.9% on a local currency basis. UK Service revenue decreased 4.4%*, principally driven by declines in enterprise and prepaid and a 1.9 percentage point impact from MTR cuts, partially offset by consumer contract service revenue growth. Mobile in-bundle revenue increased 0.6%* as the positive impact of contract customer growth and greater penetration of Vodafone Red plans into the customer base, with nearly 2.7 million customers at 31 March 2014, offset pricing pressures. Mobile out-of-bundle declined 7.2%*, primarily driven by lower prepaid revenue. The activity to integrate the UK operations of CWW was accelerated successfully and we continue to deliver cash and capex synergies as planned. The sales pipeline is now growing, which we expect to materialise into revenue increases in the 2015 financial year. The roll-out of 4G services continued following the launch in August 2013, with services now available in 14 cities and over 200 towns, with over 637,000 4G enabled plans (including Mobile Broadband) at 31 March 2014. We are making significant progress in network performance, particularly in the London area. Adjusted EBITDA declined 9.8%*, driven by lower revenue and a 1.0* percentage point decline in the adjusted EBITDA margin as a result of higher customer investment. Spain Service revenue declined 13.4%*, as a result of intense convergence price competition, macroeconomic price pressure in enterprise and an MTR cut in July 2013. Service revenue trends began to improve towards the end of the year. As a result of a stronger commercial performance and lower customer churn from an improved customer experience, the contract customer base decline slowed during the year and the enterprise customer base remained broadly stable. Mobile in-bundle revenue declined 0.4%* driven by the higher take-up of Vodafone Red plans, which continue to perform well, with over 1.2 million customers at 31 March 2014. We had 797,000 4G customers at 31 March 2014 and services are now available in all Spanish provinces, 227 municipalities and 80 cities. Fixed line revenue declined 0.2%* as we added 216,000 new customers during the year and added 276,000 homes to our joint fibre network with Orange. On 17 March 2014 we agreed to acquire Grupo Corporativo Ono, S.A. (‘Ono’), the leading cable operator in Spain and the transaction is, subject to customary terms and conditions including anti-trust clearances by the relevant authorities, expected to complete in calendar Q3 2014. Adjusted EBITDA declined 23.9%*, with a 3.4* percentage point decline in adjusted EBITDA margin, primarily driven by the lower revenue, partly offset by lower commercial costs and operating cost reductions of 9.4%*. Other Europe Service revenue declined 7.1%* as price competition and MTR cuts resulted in service revenue declines of 5.6%*, 8.4%* and 14.1%* in the Netherlands, Portugal and Greece respectively. However, Hungary and Romania returned to growth in H2, and all other markets apart from Portugal showed an improvement in revenue declines in Q4. In the Netherlands mobile in-bundle revenue increased by 3.4%*, driven by the success of Vodafone Red plans. In Portugal, the broadband customer base and fixed line revenues continued to grow as the fibre roll-out gained momentum in a market moving strongly towards converged offers, whilst in Greece the customer base grew due to the focus on data. In Ireland, contract growth remained good in a declining market. Adjusted EBITDA declined 14.0%*, with a 2.1* percentage point reduction in the adjusted EBITDA margin, driven by lower service revenue, partly offset by operating cost efficiencies. 177 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information

Other unaudited financial information (continued) Prior year operating results (continued) Africa, Middle East and Asia Pacific % change India £m Vodacom £m Other AMAP £m Eliminations £m AMAP £m £ Organic Year ended 31 March 2014 Revenue Service revenue Other revenue Adjusted EBITDA Adjusted operating profit Adjusted EBITDA margin 3,945 3,927 18 1,135 326 28.8% 4,718 3,866 852 1,716 1,228 36.4% 4,810 4,337 473 1,294 393 26.9% – – – – – 13,473 12,130 1,343 4,145 1,947 30.8% (1.8) (3.5) 16.8 (1.2) 12.9 9.7 7.4 34.9 11.2 31.8 Year ended 31 March 2013 Revenue Service revenue Other revenue Adjusted EBITDA Adjusted operating profit Adjusted EBITDA margin 3,907 3,878 29 1,055 158 27.0% 5,206 4,415 791 1,891 1,332 36.3% 4,606 4,276 330 1,250 235 27.1% (1) (1) – – – 13,718 12,568 1,150 4,196 1,725 30.6% (0.7) (1.2) 5.6 4.3 7.1 8.2 7.6 14.8 13.8 20.1 Revenue declined 1.8% mainly as a result of a 12.3 percentage point adverse impact from foreign exchange rate movements, particularly with regard to the Indian rupee, the South African rand and the Turkish lira. On an organic basis service revenue grew 7.4%*, driven by a higher customer base, increased customer usage and successful pricing strategies, partially offset by the impact of MTR reductions and a general weakening in macroeconomic conditions in certain countries. Growth was led by strong performances in India, Turkey, Qatar and Ghana and robust performances in Vodacom and Egypt, partly offset by service revenue declines in New Zealand. Adjusted EBITDA decreased 1.2%, including a 13.5 percentage point adverse impact from foreign exchange rate movements. On an organic basis, adjusted EBITDA grew 11.2%*, driven primarily by strong growth in India, Turkey, Qatar and Ghana as well as improved contributions from Egypt and Vodacom. Organic change* % Other activity pps Foreign exchange pps Reported change % Revenue – AMAP 9.7 0.8 (12.3) (1.8) Service revenue India Vodacom Other AMAP AMAP 13.0 4.1 5.7 7.4 – (2.8) 5.2 0.9 (11.7) (13.7) (9.5) (11.8) 1.3 (12.4) 1.4 (3.5) Adjusted EBITDA India Vodacom Other AMAP AMAP 20.8 6.6 9.8 11.2 – 0.2 3.2 1.1 (13.2) (16.1) (9.5) (13.5) 7.6 (9.3) 3.5 (1.2) Adjusted operating profit AMAP 31.8 (0.1) (18.8) 12.9 178 Vodafone Group Plc Annual Report on Form 20-F 2015

India Service revenue increased 13.0%*, driven by continued customer growth and data usage as well as improved voice pricing. Mobile customers increased by 14.2 million during the year, yielding a closing customer base of 166.6 million at 31 March 2014. Data usage grew 125% during the year, primarily resulting from a 39% increase in mobile internet users and a 67% increase in usage per customer. At 31 March 2014 active data customers totalled 52 million including seven million 3G customers. We progressively rolled out M-Pesa across India over the year, reaching nationwide coverage by March 2014. Adjusted EBITDA grew 20.8%*, with a 2.0* percentage point increase in adjusted EBITDA margin, driven by the higher revenue and the resulting economies of scale on costs. In February, Vodafone India successfully bid for additional spectrum in 11 telecom circles in the Indian Government’s 900MHz and 1800MHz spectrum auction, enabling the company to provide customers with enhanced mobile voice and data services across the country. Of the total £1.9 billion cost of these spectrum licences, £0.5 billion was paid during the financial year with the remainder payable in instalments starting in 2017. Vodacom Service revenue grew 4.1%*, driven by strong growth in Vodacom’s mobile operations outside South Africa. In South Africa, organic service revenue increased 0.3%*, despite the adverse impact of an MTR cut, due to the strong growth in data revenues of 23.5%*, driven by higher smartphone penetration and the strong demand for prepaid bundles. Vodacom’s mobile operations outside South Africa delivered service revenue growth of 18.9%* mainly from continued customer base growth. M-Pesa continued to perform well and is now operational in all of the Vodacom mobile operations outside of South Africa, with over 4.4 million customers actively using the service. Adjusted EBITDA increased 6.6%*, driven by revenue growth, optimisation in customer investment and efficiencies in South Africa operating costs. The adjusted EBITDA margin decline of 0.3* percentage points is the result of higher sales of lower margin handsets. On 14 April 2014 Vodacom announced the acquisition of the Vodacom customer base from Nashua, a mobile cellular provider for South African mobile network operators, subject to the approval of the Competition Authority. On 19 May 2014 Vodacom announced that it had reached an agreement with the shareholders of Neotel Proprietary Limited (‘Neotel’), the second largest provider of fixed telecommunications services for both enterprise and consumers in South Africa, to acquire 100% of the issued share capital in, and shareholder loans against, Neotel for a total cash consideration of ZAR 7.0 billion (£0.4 billion). The transaction remains subject to the fulfilment of a number of conditions precedent including applicable regulatory approvals and is expected to close before the end of the financial year. Other AMAP Service revenue increased 5.7%*, with growth in Turkey, Egypt, Qatar and Ghana being partially offset by declines in New Zealand. Service revenue growth in Turkey was 7.9%* after a 5.4 percentage point negative impact from voice and SMS MTR cuts effective from 1 July 2013. Mobile in-bundle revenue in Turkey grew 25.0%* driven by higher smartphone penetration, the success of Vodafone Red plans and continued growth in enterprise. In Egypt service revenue increased 2.6%*, driven by the growth in the customer base, higher data usage and a successful pricing strategy. Service revenue growth in Qatar came as a result of strong net customer additions and the success of segmented commercial offers. In Ghana, service revenue grew 19.3%*, driven by an increase in customers and higher data usage in both consumer and enterprise. Adjusted EBITDA grew 9.8%* with a 0.1* percentage point improvement in adjusted EBITDA margin, with improvements in Turkey, Qatar and Ghana driven by the increase in scale and operating cost efficiencies, and with robust contribution from Egypt, partially offset by a decline in New Zealand. Our joint venture in Australia experienced a local currency service revenue decline of 9.0%. The turnaround plan remains on track, yielding improved levels of network performance, net promoter score and customer base management. The local currency adjusted EBITDA margin was improved by 14.6 percentage points, as a result of restructuring and stronger cost discipline. Our associate in Kenya, Safaricom, increased local currency service revenue by 17.2% driven by a higher customer base and continued growth in M-Pesa. 179 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information

This page is intentionally left blank 180 Vodafone Group Plc Annual Report on Form 20-F 2015

This page is intentionally left blank 181 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information

This page is intentionally left blank 182 Vodafone Group Plc Annual Report on Form 20-F 2015

This page is intentionally left blank 183 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information

This page is intentionally left blank 184 Vodafone Group Plc Annual Report on Form 20-F 2015

This page is intentionally left blank 185 Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Additional information

Shareholder information Investor calendar Ex-dividend date for final dividend Record date for final dividend Interim management statement Annual general meeting Final dividend payment Half-year financial results Ex-dividend date for interim dividend* Record date for interim dividend* Interim dividend payment* 11 June 2015 12 June 2015 24 July 2015 28 July 2015 5 August 2015 10 November 2015 19 November 2015 20 November 2015 3 February 2016 Note: * Provisional dates. Dividends See pages 47 and 129 for details on dividend amount per share. Payment of dividends by direct credit We pay cash dividends directly to shareholders’ bank or building society accounts. This ensures secure delivery and means dividend payments are credited to shareholders’ bank or building society accounts on the same day as payment. A consolidated tax voucher covering both the interim and final dividends paid during the financial year is sent to shareholders at the time of the interim dividend in February. ADS holders may alternatively have their cash dividends paid by cheque. Overseas dividend payments Holders of ordinary shares resident in the Eurozone (defined for this purpose as a country that has adopted the euro as its national currency) automatically receive their dividends in euros. The sterling/ euro exchange rate is determined by us in accordance with our articles of association up to 13 business days before the payment date. Holders resident outside the UK and Eurozone automatically receive dividends in pounds sterling but may elect to receive dividends in local currency directly into their bank account by registering for our registrar’s (Computershare) Global Payments Service. Visit investorcentre.co.uk for details and terms and conditions. Cash dividends to ADS holders will be paid by the ADS depositary in US dollars. The sterling/US dollar exchange rate for this purpose is determined by us up to ten New York and London business days before the payment date. See vodafone.com/dividends for further information about dividend payments or, alternatively, please contact our registrar or the ADS depositary, as applicable. See page 187 for their contact information. Dividend reinvestment plan We offer a dividend reinvestment plan which allows holders of ordinary shares who choose to participate to use their cash dividends to acquire additional shares in the Company. These are purchased on their behalf by the plan administrator through a low cost dealing arrangement. For ADS holders, BNY Mellon maintains a Global BuyDIRECT Plan which is a direct purchase and sale plan for depositary receipts with a dividend reinvestment facility. Managing your shares via Investor Centre Computershare operates a portfolio service for investors in ordinary shares, called Investor Centre. This provides our shareholders with online access to information about their investments as well as a facility to help manage their holdings online, such as being able to: a update dividend mandate bank instructions and review dividend payment history; a update member details and address changes; and a register to receive Company communications electronically. Computershare also offers an internet and telephone share dealing service to existing shareholders. The service can be obtained at investorcentre.co.uk. Shareholders with any queries regarding their holding should contact Computershare. See page 187 for their contact details. Shareholders may also find the investors section of our corporate website, vodafone.com/investor, useful for general queries and information about the Company. Shareholder communications A growing number of our shareholders have opted to receive their communications from us electronically using email and web-based communications. The use of electronic communications, rather than printed paper documents, means information about the Company can be received as soon as it is available and has the added benefit of reducing costs and our impact on the environment. Each time we issue a shareholder communication, shareholders registered for electronic communications will be sent an email alert containing a link to the relevant documents. We encourage all our shareholders to sign up for this service by providing us with an email address. You can register your email address via our registrar at investorcentre.co.uk or contact them via the telephone number provided on page 187. See vodafone.com/investor for further information about this service. Annual general meeting Our thirty first annual general meeting will be held at the Hilton London Metropole Hotel, 225 Edgware Road, London W2 1JU, on Tuesday 28 July 2015 at 11.00 a.m. The annual general meeting will be transmitted via a live webcast which can be viewed on our website at vodafone.com/agm on the day of the meeting. A recording will be available to view after that date. 186 Vodafone Group Plc Annual Report on Form 20-F 2015 Unaudited information

ShareGift We support ShareGift, the charity share donation scheme (registered charity number 1052686). Through ShareGift, shareholders who have only a very small number of shares, which might be considered uneconomic to sell, are able to donate them to charity. Donated shares are aggregated and sold by ShareGift, the proceeds being passed on to a wide range of UK charities. See sharegift.org or call +44 (0)20 7930 3737 for further details. Warning to shareholders (“boiler room” scams) Over recent years we have become aware of investors who have received unsolicited calls or correspondence, in some cases purporting to have been issued by us, concerning investment matters. These callers typically make claims of highly profitable opportunities in UK or US investments which turn out to be worthless or simply do not exist. These approaches are usually made by unauthorised companies and individuals and are commonly known as “boiler room” scams. Investors are advised to be wary of any unsolicited advice or offers to buy shares. If it sounds too good to be true, it often is. See the FCA website at fca.org.uk/consumers/scams for more detailed information about this or similar activity. Landmark Asset Search We participate in an online service which provides a search facility for solicitors and probate professionals to quickly and easily trace UK shareholdings relating to deceased estates. Visit www.landmarkfas.co.uk or call +44 (0)844 844 9967 for further information. Share price history On flotation of the Company on 11 October 1988 the ordinary shares were valued at 170 pence each. When the Company was finally demerged on 16 September 1991 the base cost of Racal Electronics Plc shares for UK taxpayers was apportioned between the Company and Racal Electronics Plc for capital gains tax purposes in the ratio of 80.036% and 19.964% respectively. Opening share prices on 16 September 1991 were 332 pence for each Vodafone share and 223 pence for each Racal share. On 21 July 1994 the Company effected a bonus issue of two new shares for every one then held and on 30 September 1999 it effected a bonus issue of four new shares for every one held at that date. The flotation and demerger share prices therefore may be restated as 11.333 pence and 22.133 pence respectively. On 31 July 2006 the Group returned approximately £9 billion to shareholders in the form of a B share arrangement. As part of this arrangement, and in order to facilitate historical share price comparisons, the Group’s share capital was consolidated on the basis of seven new ordinary shares for every eight ordinary shares held at this date. On 21 February 2014 the Group disposed of its interest in Verizon Wireless (‘VZW’) to Verizon Communications Inc. As part of this transaction the Group returned US$85 billion to shareholders in cash and Verizon shares. On 24 February 2014 the Group’s share capital was consolidated on the basis of six new ordinary shares for every eleven existing ordinary shares. The closing share price at 31 March 2015 was 220.45 pence (31 March 2014: 220.25 pence). The closing share price on 18 May 2015 was 234.10 pence. The following tables set out, for the periods indicated, (i) the reported high and low middle market quotations of ordinary shares on the London Stock Exchange, and (ii) the reported high and low sales prices of ADSs on NASDAQ. London Stock Exchange Pounds per ordinary share NASDAQ Dollars per ADS Year ended 31 March High Low High Low 2011 2012 2013 2014 2015 1.85 1.84 1.92 2.52 2.40 1.27 1.54 1.54 1.80 1.85 32.70 29.46 30.07 41.57 38.26 18.21 24.31 24.42 27.74 29.67 London Stock Exchange Pounds per ordinary share NASDAQ Dollars per ADS Quarter High Low High Low 2013/2014 First quarter Second quarter Third quarter Fourth quarter 2014/2015 First quarter Second quarter Third quarter Fourth quarter 2015/2016 First quarter1 1.99 2.24 2.44 2.52 1.80 1.92 2.20 2.18 30.80 35.79 39.99 36.01 27.81 29.15 35.03 41.57 2.27 2.10 2.34 2.40 1.90 1.89 1.85 2.15 38.26 34.54 36.55 36.03 32.00 32.18 29.67 32.30 2.36 2.20 37.04 32.71 Note: 1 Covering period up to 18 May 2015. 187 Additional information Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Registrar and transfer office The Registrar Holders of ordinary shares resident in Ireland Computershare Investor Services PLC Computershare Investor Services (Ireland) Ltd The Pavilions PO Box 9742 Bridgwater Road, Bristol BS99 6ZZ, England Dublin 18, Ireland Telephone: +44 (0)870 702 0198 Telephone: +353 (0)818 300 999 investorcentre.co.uk/contactusinvestorcentre.co.uk/contact us ADS depositary BNY Mellon Shareowner Services PO Box 30170 College Station, TX 77842-3170 Telephone: +1 800 233 5601 (toll free) or, for calls outside the United States, +1 201 680 6825 (not toll free) and enter company number 2160 Email: shrrelations@cpushareownerservices.com

Shareholder information (continued) Unaudited information London Stock Exchange Pounds per ordinary share NASDAQ Dollars per ADS Markets Ordinary shares of Vodafone Group Plc are traded on the London Stock Exchange and in the form of ADSs on NASDAQ. We had Month High Low High Low November 2014 2.34 2.04 36.55 32.73 December 2014 2.31 2.13 35.80 33.30 January 2015 2.40 2.15 36.03 32.62 February 2015 2.37 2.24 35.98 34.56 March 2015 2.28 2.16 34.62 32.30 April 2015 2.33 2.20 35.62 32.71 May 20151 2.36 2.29 37.04 34.75 Note: 1 Covering period up to 18 May 2015. Inflation and foreign currency translation Inflation Inflation has not had a significant effect on the Group’s results of operations and financial condition during the three years ended 31 March 2015. Foreign currency translation The following table sets out the pound sterling exchange rates of the other principal currencies of the Group, being: “euros”, “€” or “eurocents”, the currency of the European Union (‘EU’) member states which have adopted the euro as their currency, and “US dollars”, “US$”, “cents” or “¢”, the currency of the US. a total market capitalisation of approximately £62 billion at 18 May 2015 making us the seventh largest listing in The Financial Times Stock Exchange 100 index and the 75th largest company in the world based on market capitalisation at that date. ADSs, each representing ten ordinary shares, are traded on NASDAQ under the symbol “VOD”. The ADSs are evidenced by ADRs issued by BNY Mellon, as depositary, under a deposit agreement, dated as of 12 October 1988, as amended and restated on 26 December 1989, 16 September 1991, 30 June 1999, 31 July 2006 and 24 February 2015 between the Company, the depositary and the holders from time to time of ADRs issued thereunder. ADS holders are not members of the Company but may instruct BNY Mellon on the exercise of voting rights relative to the number of ordinary shares represented by their ADSs. See “Articles of association and applicable English law – Rights attaching to the Company’s shares – Voting rights” on page 190. Shareholders at 31 March 2015 31 March Currency (=£1) Average: Euro 2015 1.28 2014 1.19 % Change 7.6 US dollar 1.61 1.59 1.3 At 31 March: Euro 1.38 1.21 14.0 US dollar 1.48 1.67 (11.4) On 18 May 2015 (the latest practicable date for inclusion in this report) the exchange rates between pound sterling and euros and between pound sterling and US dollars were as follows: £1 = €1.38 and £1 = US$1.57. The following table sets out, for the periods and dates indicated, the period end, average, high and low exchanges rates for pound sterling expressed in US dollars per £1.00. Year ended 31 March 31 March Average High Low 2011 1.61 1.56 1.64 1.43 2012 1.60 1.60 1.67 1.53 2013 1.52 1.58 1.63 1.49 2014 1.67 1.59 1.67 1.49 2015 1.48 1.61 1.71 1.46 The following table sets out, for the periods indicated, the high and low exchange rates for pounds sterling expressed in US dollars per £1.00. Y=ear ended 31 March High Low November 2014 1.60 1.56 December 2014 1.58 1.55 January 2015 1.56 1.49 February 2015 1.56 1.50 March 2015 1.54 1.46 April 2015 1.55 1.46 May 20151 1.58 1.51 Note: 1 Covering period up to 18 May 2015. Major shareholders BNY Mellon, as custodian of our ADR programme, held approximately 15.63% of our ordinary shares of 2020 21 US cents each at 18 May 2015 as nominee. The total number of ADRs outstanding at 18 May 2015 was 414,482,128. At this date 1,469 holders of record of ordinary shares had registered addresses in the United States and in total held approximately 0.008% of the ordinary shares of the Company. At 31 March 2015 the following percentage interests in the ordinary share capital of the Company, disclosable under the Disclosure and Transparency Rules, (DTR 5), have been notified to the Directors. Shareholder Shareholding Black Rock Investment Management Ltd. 6.08% Legal & General Investment Management Ltd.  3.32% No changes in the interests disclosed under DTR 5 have been notified to the Company between 31 March 2015 and 18 May 2015. Between 1 April 2012 and 18 May 2015, Capital Group Companies Inc. has held more than 3% of, or 3% of voting rights attributable to, the ordinary shares of the Company. During this period, and as notified, this holding reduced to below the 3% reporting threshold. The rights attaching to the ordinary shares of the Company held by these shareholders are identical in all respects to the rights attaching to all the ordinary shares of the Company. The Directors are not aware, at 18 May 2015, of any other interest of 3% or more in the ordinary share capital of the Company. The Company is not directly or indirectly owned or controlled by any foreign government or any other legal entity. There are no arrangements known to the Company that could result in a change of control of the Company.  188

Articles of association and applicable English law The following description summarises certain provisions of the Company’s articles of association and applicable English law. This summary is qualified in its entirety by reference to the Companies Act 2006 of England and Wales and the Company’s articles of association. See “Documents on display” on page 191 for information on where copies of the articles of association can be obtained. The Company is a public limited company under the laws of England and Wales. The Company is registered in England and Wales under the name Vodafone Group Public Limited Company with the registration number 1833679. All of the Company’s ordinary shares are fully paid. Accordingly, no further contribution of capital may be required by the Company from the holders of such shares. English law specifies that any alteration to the articles of association must be approved by a special resolution of the shareholders. Articles of association By a special resolution passed at the 2010 annual general meeting the Company removed its object clause together with all other provisions of its memorandum of association which, by virtue of the Companies Act 2006, are treated as forming part of the Company’s articles of association. Accordingly, the Company’s articles of association do not specifically restrict the objects of the Company. Directors The Company’s articles of association provide for a Board of Directors, consisting of not fewer than three Directors, who shall manage the business and affairs of the Company. The Directors are empowered to exercise all the powers of the Company subject to any restrictions in the articles of association, the Companies Act (as defined in the articles of association) and any special resolution. Under the Company’s articles of association a Director cannot vote in respect of any proposal in which the Director, or any person connected with the Director, has a material interest other than by virtue of the Director’s interest in the Company’s shares or other securities. However, this restriction on voting does not apply to resolutions (i) giving the Director or a third party any guarantee, security or indemnity in respect of obligations or liabilities incurred at the request of or for the benefit of the Company; (ii) giving any guarantee, security or indemnity to the Director or a third party in respect of obligations of the Company for which the Director has assumed responsibility under an indemnity or guarantee; (iii) relating to an offer of securities of the Company in which the Director is entitled to participate as a holder of shares or other securities or in the underwriting of such shares or securities; (iv) concerning any other company in which the Director (together with any connected person) is a shareholder or an officer or is otherwise interested, provided that the Director (together with any connected person) is not interested in 1% or more of any class of the Company’s equity share capital or the voting rights available to its shareholders; (v) relating to the arrangement of any employee benefit in which the Director will share equally with other employees; and (vi) relating to any insurance that the Company purchases or renews for its Directors or any group of people including Directors. The Directors are empowered to exercise all the powers of the Company to borrow money, subject to the limitation that the aggregate amount of all liabilities and obligations of the Group outstanding at any time shall not exceed an amount equal to 1.5 times the aggregate of the Group’s share capital and reserves calculated in the manner prescribed in the articles of association unless sanctioned by an ordinary resolution of the Company’s shareholders. The Company can make market purchases of its own shares or agree to do so in the future provided it is duly authorised by its members in a general meeting and subject to and in accordance with section 701 of the Companies Act 2006. Such authority was given at the 2014 annual general meeting but no purchases were made during this financial year. At each annual general meeting all Directors who were elected or last re-elected at or before the annual general meeting held in the third calendar year before the current year shall automatically retire. In 2005 the Company reviewed its policy regarding the retirement and re-election of Directors and, although it is not intended to amend the Company’s articles of association in this regard, the Board has decided in the interests of good corporate governance that all of the Directors wishing to continue in office should offer themselves for re-election annually. Directors are not required under the Company’s articles of association to hold any shares of the Company as a qualification to act as a Director, although Executive Directors participating in long-term incentive plans must comply with the Company’s share ownership guidelines. In accordance with best practice in the UK for corporate governance, compensation awarded to Executive Directors is decided by a Remuneration Committee consisting exclusively of Non-Executive Directors. In addition, as required by The Directors’ Remuneration Report Regulations, the Board has, since 2003, prepared a report to shareholders on the Directors’ remuneration which complies with the regulations (see pages 75 to 91). The report is also subject to a shareholder vote. Rights attaching to the Company’s shares At 31 March 2015 the issued share capital of the Company was comprised of 50,000 7% cumulative fixed rate shares of £1.00 each, 26,512,038,085 ordinary shares (excluding treasury shares) of 2020 /21 US cents each and 33,737,176,433 deferred shares of US$0.00001 each. The 33,737,176,433 deferred shares were transferred to Vodafone Group Plc and cancelled on 8 May 2015. Dividend rights Holders of 7% cumulative fixed rate shares are entitled to be paid in respect of each financial year, or other accounting period of the Company, a fixed cumulative preferential dividend of 7% per annum on the nominal value of the fixed rate shares. A fixed cumulative preferential dividend may only be paid out of available distributable profits which the Directors have resolved should be distributed. The fixed rate shares do not have any other right to share in the Company’s profits. Holders of the Company’s ordinary shares may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the Directors. The Board of Directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution. Dividends on ordinary shares can be paid to shareholders in whatever currency the Directors decide, using an appropriate exchange rate for any currency conversions which are required. If a dividend has not been claimed for one year after the date of the resolution passed at a general meeting declaring that dividend or the resolution of the Directors providing for payment of that dividend, the Directors may invest the dividend or use it in some other way for the benefit of the Company until the dividend is claimed. If the dividend remains unclaimed for 12 years after the relevant resolution either declaring that dividend or providing for payment of that dividend, it will be forfeited and belong to the Company. 189 Additional information Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials

Shareholder information (continued) Voting rights The Company’s articles of association provide that voting on substantive resolutions (i.e. any resolution which is not a procedural resolution) at a general meeting shall be decided on a poll. On a poll, each shareholder who is entitled to vote and is present in person or by proxy has one vote for every share held. Procedural resolutions (such as a resolution to adjourn a general meeting or a resolution on the choice of Chairman of a general meeting) shall be decided on a show of hands, where each shareholder who is present at the meeting has one vote regardless of the number of shares held, unless a poll is demanded. In addition, the articles of association allow persons appointed as proxies of shareholders entitled to vote at general meetings to vote on a show of hands, as well as to vote on a poll and attend and speak at general meetings. The articles of association also allow persons appointed as proxies by two or more shareholders entitled to vote at general meetings to vote for and against a resolution on a show of hands. Under English law two shareholders present in person constitute a quorum for purposes of a general meeting unless a company’s articles of association specify otherwise. The Company’s articles of association do not specify otherwise, except that the shareholders do not need to be present in person and may instead be present by proxy to constitute a quorum. Under English law shareholders of a public company such as the Company are not permitted to pass resolutions by written consent. Record holders of the Company’s ADSs are entitled to attend, speak and vote on a poll or a show of hands at any general meeting of the Company’s shareholders by the depositary’s appointment of them as corporate representatives with respect to the underlying ordinary shares represented by their ADSs. Alternatively holders of ADSs are entitled to vote by supplying their voting instructions to the depositary or its nominee who will vote the ordinary shares underlying their ADSs in accordance with their instructions. Employees are able to vote any shares held under the Vodafone Group Share Incentive Plan and “My ShareBank” (a vested nominee share account) through the respective plan’s trustees. Holders of the Company’s 7% cumulative fixed rate shares are only entitled to vote on any resolution to vary or abrogate the rights attached to the fixed rate shares. Holders have one vote for every fully paid 7% cumulative fixed rate share. Liquidation rights In the event of the liquidation of the Company, after payment of all liabilities and deductions in accordance with English law, the holders of the Company’s 7% cumulative fixed rate shares would be entitled to a sum equal to the capital paid up on such shares, together with certain dividend payments, in priority to holders of the Company’s ordinary shares. The holders of the fixed rate shares do not have any other right to share in the Company’s surplus assets. Pre-emptive rights and new issues of shares Under section 549 of the Companies Act 2006 Directors are, with certain exceptions, unable to allot the Company’s ordinary shares or securities convertible into the Company’s ordinary shares without the authority of the shareholders in a general meeting. In addition, section 561 of the Companies Act 2006 imposes further restrictions on the issue of equity securities (as defined in the Companies Act 2006 which include the Company’s ordinary shares and securities convertible into ordinary shares) which are, or are to be, paid up wholly in cash and not first offered to existing shareholders. The Company’s articles of association allow shareholders to authorise Directors for a period specified in the relevant resolution to allot (i) relevant securities generally up to an amount fixed by the shareholders; and (ii) equity securities for cash other than in connection with a pre-emptive offer up to an amount specified by the shareholders and free of the pre-emption restriction in section 561. At the 2014 annual general meeting the amount of relevant securities fixed by shareholders under (i) above and the amount of equity securities specified by shareholders under (ii) above were both in line with corporate governance guidelines. The Directors consider it desirable to have the maximum flexibility permitted by corporate governance guidelines to respond to market developments and to enable allotments to take place to finance business opportunities as they arise. In order to retain such maximum flexibility, the Directors propose to renew the authorities granted by shareholders in 2014 at this year’s annual general meeting. Further details of such proposals are provided in the 2015 notice of annual general meeting. Disclosure of interests in the Company’s shares There are no provisions in the articles of association whereby persons acquiring, holding or disposing of a certain percentage of the Company’s shares are required to make disclosure of their ownership percentage although such requirements exist under rules derived from the Disclosure and Transparency Rules (‘DTRs’). The basic disclosure requirement upon a person acquiring or disposing of shares that are admitted to trading on a regulated market and carrying voting rights is an obligation to provide written notification to the Company, including certain details as set out in DTR 5, where the percentage of the person’s voting rights which he holds as shareholder or through his direct or indirect holding of financial instruments (falling within DTR 5.3.1R) reaches or exceeds 3% and reaches, exceeds or falls below each 1% threshold thereafter. Under section 793 of the Companies Act 2006 the Company may, by notice in writing, require a person that the Company knows or has reasonable cause to believe is, or was during the preceding three years, interested in the Company’s shares to indicate whether or not that is correct and, if that person does or did hold an interest in the Company’s shares, to provide certain information as set out in the Companies Act 2006. DTR 3 deals with the disclosure by persons “discharging managerial responsibility” and their connected persons of the occurrence of all transactions conducted on their account in the shares of the Company. Part 28 of The Companies Act 2006 sets out the statutory functions of the Panel on Takeovers & Mergers (the ‘Panel’). The Panel is responsible for issuing and administering the Code on Takeovers & Mergers which includes disclosure requirements on all parties to a takeover with regard to dealings in the securities of an offeror or offeree company and also on their respective associates during the course of an offer period. General meetings and notices Subject to the articles of association, annual general meetings are held at such times and place as determined by the Directors of the Company. The Directors may also, when they think fit, convene other general meetings of the Company. General meetings may also be convened on requisition as provided by the Companies Act 2006. An annual general meeting needs to be called by not less than 21 days’ notice in writing. Subject to obtaining shareholder approval on an annual basis, the Company may call other general meetings on 14 days’ notice. The Directors may determine that persons entitled to receive notices of meetings are those persons entered on the register at the close of business on a day determined by the Directors but not later than 21 days before the date the relevant notice is sent. The notice may also specify the record date, the time of which shall be determined in accordance with the articles of association and the Companies Act 2006. Shareholders must provide the Company with an address or (so far as the Companies Act 2006 allows) an electronic address or fax number in the UK in order to be entitled to receive notices of shareholders’ meetings and other notices and documents. In certain circumstances the Company may give notices to shareholders by publication on the Company’s website and advertisement in newspapers in the UK. Holders of the Company’s ADSs are entitled to receive notices under the terms of the deposit agreement relating to the ADSs. 190 Vodafone Group Plc Annual Report on Form 20-F 2015 Unaudited information

Exchange controls There are no UK government laws, decrees or regulations that restrict or affect the export or import of capital, including but not limited to, foreign exchange controls on remittance of dividends on the ordinary shares or on the conduct of the Group’s operations. Under section 336 of the Companies Act 2006 the annual general meeting of shareholders must be held each calendar year and within six months of the Company’s year end. Electronic communications The Company has previously passed a resolution allowing it to communicate all shareholder information by electronic means, including making such information available on the Company’s website. Those shareholders who have positively elected for website communication (or are deemed to have consented to receive electronic communication in accordance with the Companies Act 2006) will receive written notification whenever shareholder documentation is made available on the website. Variation of rights If at any time the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act 2006, either with the consent in writing of the holders of three quarters in nominal value of the shares of that class or at a separate meeting of the holders of the shares of that class. At every such separate meeting all of the provisions of the articles of association relating to proceedings at a general meeting apply, except that (i) the quorum is to be the number of persons (which must be at least two) who hold or represent by proxy not less than one third in nominal value of the issued shares of the class or, if such quorum is not present on an adjourned meeting, one person who holds shares of the class regardless of the number of shares he holds; (ii) any person present in person or by proxy may demand a poll; and (iii) each shareholder will have one vote per share held in that particular class in the event a poll is taken. Class rights are deemed not to have been varied by the creation or issue of new shares ranking equally with or subsequent to that class of shares in sharing in profits or assets of the Company or by a redemption or repurchase of the shares by the Company. Taxation As this is a complex area investors should consult their own tax advisor regarding the US federal, state and local, the UK and other tax consequences of owning and disposing of shares and ADSs in their particular circumstances. This section describes, primarily for a US holder (as defined below), in general terms, the principal US federal income tax and UK tax consequences of owning or disposing of shares or ADSs in the Company held as capital assets (for US and UK tax purposes). This section does not, however, cover the tax consequences for members of certain classes of holders subject to special rules including, for example, US expatriates and former long-term residents of the US and officers of the Company; employees and holders that, directly, indirectly or by attribution, hold 5% or more of the Company’s voting stock; financial institutions; insurance companies; individual retirement accounts and other tax-deferred accounts; tax-exempt organisations; dealers in securities or currencies; investors that will hold shares or ADSs as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes; investors holding shares or ADSs in connection with a trade or business conducted outside of the US; or investors whose functional currency is not the US dollar. A US holder is a beneficial owner of shares or ADSs that is for US federal income tax purposes: a a citizen or resident of the US; a a US domestic corporation; a an estate, the income of which is subject to US federal income tax regardless of its source; or Limitations on voting and shareholding As far as the Company is aware there are no limitations imposed on the transfer, holding or voting of the Company’s ordinary shares other than those limitations that would generally apply to all of the shareholders. No shareholder has any securities carrying special rights with regard to control of the Company. a a trust, if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for US federal income tax purposes. Documents on display The Company is subject to the information requirements of the Exchange Act applicable to foreign private issuers. In accordance with these requirements the Company files its Annual Report on Form 20-F and other related documents with the SEC. These documents may be inspected at the SEC’s public reference rooms located at 100 F Street, NE Washington, DC 20549. Information on the operation of the public reference room can be obtained in the United States by calling the SEC on +1-800-SEC-0330. In addition, some of the Company’s SEC filings, including all those filed on or after 4 November 2002, are available on the SEC’s website at sec.gov. Shareholders can also obtain copies of the Company’s articles of association from our website at vodafone.com/governance or from the Company’s registered office. If an entity treated as a partnership for US federal income tax purposes holds the shares or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. Holders that are entities treated as partnerships for US federal income tax purposes should consult their tax advisers concerning the US federal income tax consequences to them and their partners of the ownership and disposition of ADSs by the partnership. This section is based on the US Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and on the tax laws of the UK and the Double Taxation Convention between the US and the UK (the ‘treaty’), all as currently in effect. These laws are subject to change, possibly on a retroactive basis. This section is further based in part upon the representations of the depositary and assumes that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. Material contracts At the date of this Annual Report the Group is not party to any contracts that are considered material to the Group’s results or operations except for its US$3.9 billion and €3.9 billion revolving credit facilities which are discussed in note 22 “Liquidity and capital resources” to the consolidated financial statements. 191 Additional information Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials

Shareholder information (continued) For the purposes of the treaty and the US–UK double taxation convention relating to estate and gift taxes (the ‘Estate Tax Convention’), and for US federal income tax and UK tax purposes, this section is based on the assumption that a holder of ADRs evidencing ADSs will be treated as the owner of the shares in the Company represented by those ADSs. Investors should note that a ruling by the first-tier tax tribunal in the UK has cast doubt on this view, but HMRC have stated that they will continue to apply their long-standing practice of regarding the holder of such ADRs as holding the beneficial interest in the underlying shares. Investors should note, however, that this is an area of some uncertainty that may be subject to further developments in the future. Generally exchanges of shares for ADRs and ADRs for shares will not be subject to US federal income tax or to UK tax other than stamp duty or stamp duty reserve tax (see the section on these taxes on page 193). Taxation of dividends UK taxation Under current UK tax law no withholding tax will be deducted from the dividends we pay. Shareholders who are within the charge to UK corporation tax will be subject to corporation tax on the dividends we pay unless the dividends fall within an exempt class and certain other conditions are met. It is expected that the dividends we pay would generally be exempt. A shareholder in the Company who is an individual resident for UK tax purposes in the UK, is entitled in calculating their liability to UK income tax, to a tax credit on cash dividends we pay on our shares or ADSs and the tax credit is equal to one-ninth of the cash dividend. US federal income taxation Subject to the passive foreign investment company (‘PFIC’) rules described below, a US holder is subject to US federal income taxation on the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). Dividends paid to a non-corporate US holder will be taxable to the holder at the reduced rate normally applicable to long-term capital gains provided that certain requirements are met. Dividends must be included in income when the US holder, in the case of shares, or the depositary, in the case of ADSs, actually or constructively receives the dividend and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. In the case of shares, the amount of the dividend distribution to be included in income will be the US dollar value of the pound sterling payments made determined at the spot pound sterling/ US dollar rate on the date the dividends are received by the US holder regardless of whether the payment is in fact converted into US dollars. If dividends received in pounds sterling are converted into US dollars on the day they are received, the US holder generally will not be required to recognise foreign currency gain or loss in respect of the dividend income. Taxation of capital gains UK taxation A US holder may be liable for both UK and US tax in respect of a gain on the disposal of our shares or ADSs if the US holder is: a a citizen of the US, resident for UK tax purposes in the UK; a a citizen of the US who becomes resident for UK tax purposes in the UK, having ceased to be so resident for a period of five years or less and who was resident in the UK for at least four out of the seven tax years immediately preceding the year of departure, and who disposed of the shares or ADSs during the period of non-residence (a ‘temporary non-resident’), (unless the shares or ADSs were also acquired during that period), such liability arising on that individual’s return to the UK; a a US domestic corporation resident in the UK by reason of being centrally managed and controlled in the UK; or a a citizen of the US or a US domestic corporation that carries on a trade, profession or vocation in the UK through a branch or agency or, in the case of US domestic companies, through a permanent establishment and that has used the shares or ADSs for the purposes of such trade, profession or vocation or has used, held or acquired the shares or ADSs for the purposes of such branch or agency or permanent establishment. Under the treaty, capital gains on dispositions of the shares or ADSs are generally subject to tax only in the country of residence of the relevant holder as determined under both the laws of the UK and the US and as required by the terms of the treaty. However, the treaty provides that individuals who are residents of either the UK or the US and who have been residents of the other jurisdiction (the US or the UK, as the case may be) at any time during the six years immediately preceding the relevant disposal of shares or ADSs may be subject to tax with respect to capital gains arising from the dispositions of the shares or ADSs not only in the country of which the holder is resident at the time of the disposition but also in that other country (although, in respect of UK taxation, generally only to the extent that such an individual is a temporary non-resident). US federal income taxation Subject to the PFIC rules described below, a US holder that sells or otherwise disposes of our shares or ADSs generally will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realised and the holder’s adjusted tax basis, determined in US dollars, in the shares or ADSs. This capital gain or loss will be long-term capital gain or loss if the US holder’s holding period in the shares or ADSs exceeds one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes. The deductibility of losses is subject to limitations. 192 Vodafone Group Plc Annual Report on Form 20-F 2015 Unaudited information

Additional tax considerations UK inheritance tax An individual who is domiciled in the US (for the purposes of the Estate Tax Convention) and is not a UK national will not be subject to UK inheritance tax in respect of our shares or ADSs on the individual’s death or on a transfer of the shares or ADSs during the individual’s lifetime, provided that any applicable US federal gift or estate tax is paid, unless the shares or ADSs are part of the business property of a UK permanent establishment or pertain to a UK fixed base used for the performance of independent personal services. Where the shares or ADSs have been placed in trust by a settlor they may be subject to UK inheritance tax unless, when the trust was created, the settlor was domiciled in the US and was not a UK national. Where the shares or ADSs are subject to both UK inheritance tax and to US federal gift or estate tax, the estate tax convention generally provides a credit against US federal tax liabilities for UK inheritance tax paid. UK stamp duty and stamp duty reserve tax Stamp duty will, subject to certain exceptions, be payable on any instrument transferring our shares to the custodian of the depositary at the rate of 1.5% on the amount or value of the consideration if on sale or on the value of such shares if not on sale. Stamp duty reserve tax (‘SDRT’), at the rate of 1.5% of the price or value of the shares, could also be payable in these circumstances and on issue of our shares to such a person but no SDRT will be payable if stamp duty equal to such SDRT liability is paid. A ruling by the European Court of Justice has determined that the 1.5% SDRT charge on issue of shares to a clearance service is contrary to EU law. As a result of that ruling, HMRC indicated that where new shares are first issued to a clearance service or to a depositary within the EU, the 1.5% SDRT charge will not be levied. Subsequently, a decision by the first-tier tax tribunal in the UK extended this ruling to the issue of shares (or, where it is integral to the raising of new capital, the transfer of shares) to depositary receipts systems wherever located. HMRC have stated that they will not seek to appeal this decision and, as such, will no longer seek to impose 1.5% SDRT on the issue of shares (or, where it is integral to the raising of new capital, the transfer of shares) to a clearance service or to a depositary, wherever located. Investors should, however, be aware that this area may be subject to further developments in the future. No stamp duty will be payable on any transfer of our ADSs provided that the ADSs and any separate instrument of transfer are executed and retained at all times outside the UK. A transfer of our shares in registered form will attract ad valorem stamp duty generally at the rate of 0.5% of the purchase price of the shares. There is no charge to ad valorem stamp duty on gifts. SDRT is generally payable on an unconditional agreement to transfer our shares in registered form at 0.5% of the amount or value of the consideration for the transfer, but is repayable if, within six years of the date of the agreement, an instrument transferring the shares is executed or, if the SDRT has not been paid, the liability to pay the tax (but not necessarily interest and penalties) would be cancelled. However, an agreement to transfer our ADSs will not give rise to SDRT. PFIC rules We do not believe that our shares or ADSs will be treated as stock of a PFIC for US federal income tax purposes. This conclusion is a factual determination that is made annually and thus is subject to change. If we are treated as a PFIC, any gain realised on the sale or other disposition of the shares or ADSs would in general not be treated as capital gain unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs. Otherwise a US holder would be treated as if he or she has realised such gain and certain “excess distributions” rateably over the holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated. An interest charge in respect of the tax attributable to each such year would also apply. Dividends received from us would not be eligible for the reduced rate of tax described above under “Taxation of Dividends – US federal income taxation”. Backup withholding and information reporting Payments of dividends and other proceeds to a US holder with respect to shares or ADSs, by a US paying agent or other US intermediary will be reported to the Internal Revenue Service (‘IRS’) and to the US holder as may be required under applicable regulations. Backup withholding may apply to these payments if the US holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements. Certain US holders are not subject to backup withholding. US holders should consult their tax advisers about these rules and any other reporting obligations that may apply to the ownership or disposition of shares or ADSs, including requirements related to the holding of certain foreign financial assets. 193 Additional information Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials

History and development 10 September 2010 – China Mobile Limited: We sold our entire 3.2% to the public in October 1988. The Company was fully demerged 28.6 billion (£368 million). On 8 February 2012, they purchased and GTE to combine their US cellular operations to create the largest of approximately INR 30.1 billion (£399 million) taking Piramal’s total Group having a 45% interest in the combined entity; 9 November 2011 – Poland: We sold our entire 24.4% interest on 12 April 2000. Through this transaction we acquired businesses €920 million (£784 million) before tax and transaction costs. Française du Radio téléphone S.A. (‘SFR’); Wireless Worldwide plc for a cash consideration of approximately we acquired a 97.7% stake in Vodafone Japan. This was then disposed for a cash consideration of NZ$840 million (£440 million). in Vodafone India Limited (‘VIL’), formerly Vodafone Essar Limited, (£4.9 billion). for cash consideration of ZAR 20.6 billion (£1.6 billion). On 18 May 194 Vodafone Group Plc Annual Report on Form 20-F 2015 The Company was incorporated under English law in 1984 as Racal Other significant transactions that have occurred since 31 March 2010 Strategic Radio Limited (registered number 1833679). After various are as follows: name changes, 20% of Racal Telecom Plc share capital was offered from Racal Electronics Plc and became an independent company interest in China Mobile Limited for cash consideration of £4.3 billion. in September 1991, at which time it changed its name to Vodafone 16 June 2011 – SFR: We sold our entire 44% interest in SFR to Vivendi Group Plc. for a cash consideration of €7.75 billion (£6.8 billion) and received a final Since then we have entered into various transactions which enhanced dividend from SFR of €200 million (£176 million). our international presence. The most significant of these transactions1 June/1 July 2011 – India: We acquired an additional 22% stake were as follows: in VIL from the Essar Group for a cash consideration of US$4.2 billion a the merger with AirTouch Communications, Inc. which completed(£2.6 billion) including withholding tax. on 30 June 1999. The Company changed its name to Vodafone18 August 2011/8 February 2012 – Vodafone assigned its rights AirTouch Plc in June 1999 but then reverted to its former name, to purchase approximately 11% of VIL from the Essar Group to Piramal Vodafone Group Plc, on 28 July 2000; Healthcare Limited (‘Piramal’). On 18 August 2011 Piramal purchased a the completion on 10 July 2000 of the agreement with Bell Atlantic5.5% of VIL from the Essar Group for a cash consideration of INR mobile operator in the United States, Verizon Wireless, resulting in the a further 5.5% of VIL from the Essar Group for a cash consideration shareholding in VIL to approximately 11%. a the acquisition of Mannesmann AG which completed in Germany and Italy and increased our indirect holding in Sociétéin Polkomtel in Poland for cash consideration of approximately a through a series of business transactions between 1999 and 200427 July 2012 – UK: We acquired the entire share capital of Cable & of on 27 April 2006;£1,050 million. a on 8 May 2007 we acquired companies with controlling interests31 October 2012 – New Zealand: We acquired Telstra Clear Limited, for US$10.9 billion (£5.5 billion); and 13 September 2013 – Germany: We acquired a 76.57% interest a on 20 April 2009 we acquired an additional 15.0% stake in Vodacom in Kabel Deutschland Holding AG for cash consideration of €5.8 billion 2009 Vodacom became a subsidiary. 21 February 2014 – On 2 September 2013 Vodafone announced that it had reached agreement to dispose of its US Group whose principal asset was its 45% interest in Verizon Wireless (‘VZW’) to Verizon Communications Inc. (‘Verizon’), Vodafone’s joint venture partner, for a total consideration of US$130 billion (£79 billion) including the remaining 23.1% minority interest in Vodafone Italy. Following completion on 21 February 2014, Vodafone shareholders received Verizon shares and cash totalling US$85 billion (£51 billion). March/April 2014 – India: In March 2014 we acquired the indirect equity interests in Vodafone India Limited held by Analjit Singh and Neelu Analjit Singh, taking our stake to 89.03% and then in April 2014 we acquired the remaining 10.97% of VIL from Piramal Enterprises Limited for cash consideration of INR 89.0 billion (£0.9 billion), taking our ownership interest to 100%. 23 July 2014 – Spain: We acquired the entire share capital of Grupo Corporativo Ono, S.A. (‘Ono’) for total consideration, including associated net debt acquired, of €7.2 billion (£5.8 billion). Unaudited information

Regulation the operation of their business activities. Such regulation typically In January 2015, the national regulator, the Federal Network Authority telecommunications services and general competition (antitrust) 900MHz, 1500MHz, and 1800MHz spectrum. The auction is expected key regulatory developments at the global and supranational level on a preliminary basis, and submitted them to the EU (consolidation the year ended 31 March 2015. Many of the regulatory developments retrospective effect. From 1 December 2014 to 30 November 2015 or consideration of potential proceedings that have not reached eurocents per minute from 1 December 2015 until 30 November 2016. of financial risk to our performance from such matters. European Union (‘EU’) plans to deploy VDSL vectoring equipment in Deutsche Telekom’s (‘DT’) cabinet level must offer wholesale access to the other operators. was appointed in 2014 and will be in place up until 1 November for deployment of VDSL vectoring in “near range street cabinets” Vice-President for the Digital Single Market and with Günther Oettinger at the exchange. To offset this DT has proposed to offer a “Layer-2” bit-delivered major regulatory proposals aimed at building a telecoms is not expected until June 2015. Italy had their first reading in March 2014 and have since been amended Vodafone Italy, Telecom Italia and Wind, prompted by a complaint produced on behalf of the European Council. From January 2015 the The Antitrust Authority (‘AGCM’) reached the conclusion that there was a common European Council position on the “Connected Continent” against Vodafone, while both Telecom Italia and Wind were required roaming and the introduction of net neutrality regulation. In May 2016, the European Commission published the Digital Single role in forcing the companies providing maintenance services of the The strategy is arranged around three pillars: better access for other licensed operators. AGCM’s decision is expected by June 2016. Europe, creating the right conditions for digital networks and services economy. As part of this, the Telecoms reform review will start in 2016, decision which found that Telecom Italia had abused its dominant a consistent approach of the rules and to provide economies of scale paid the imposed fine of €104 million and filed an appeal before the regulatory institutional framework, including a single market approach is based on this ruling. The Council of State heard the appeal in April and protection of consumers and the incentivising investment in high speed Italy, overturning the national regulator’s (‘AGCOM’) injunction that had In October 2014, the EU recommendation to remove ex ante regulation Regulation in relation to domestic tariffs. In July 2014, Vodafone Italy extended its 900MHz and 1800MHz came into force. (However, these markets can still be reviewed if market business connectivity access and the termination of calls to both mobile auction rules for L Band assignment from which the Italian Government In May 2014, a Directive on reducing Next Generation Access broadband the regulatory guidelines for the mobile termination market over the out high-speed electronic communications networks by promoting between operators currently favouring Hutchison 3G Limited; reducing existing civil infrastructure of telecoms operators. It has to be transposed and to define asymmetrical rates for MVNOs. A final decision is expected to all owners of infrastructure whether they are dominant or not. 195 Additional information Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Our operating companies are generally subject to regulation governing Europe region takes the form of industry specific law and regulation covering Germany law applicable to all activities.(‘BNetzA’) published its final decision on the auction of 700MHz, The following section describes the regulatory frameworks and the to be held in May 2015. and in selected countries in which we have significant interests during BNetzA has approved new Mobile Termination Rates (‘MTRs ‘) reported in the following section involve ongoing proceedings proceedings). BNetzA will release the final rate decisions with a conclusion. Accordingly, we are unable to attach a specific level the MTR is set at 1.72 eurocents per minute which then reduces to 1.66 In July 2014, the vectoring register opened for operators to submit their The new European Commission, led by Jean-Claude Juncker, cabinets. The operator that obtains the right to deploy VDSL at the 2019, with Andrus Ansip, the former Estonian Prime Minister the In February 2015, DT filed a request to BNetzA to gain approval as the Commissioner for Digital Economy and Society. preventing other operators from deploying their own VDSL equipment In September 2013, the European Commission (“the Commission”) stream service on a wholesale basis. BNetzA’s decision on DT’s request single market and delivering a “Connected Continent”. These proposals by the European Parliament and a compromise text has been The investigation into an alleged competition issue involving Latvian Presidency continued discussions with Member States to find lodged by an Italian MVNO in 2012, was closed at the end of 2014. regulatory proposals which are now focused on the abolition of retail no ground for the investigation to be carried on and dismissed the case to implement their proposed changes. Market strategy, aimed at producing a true digital single market. The AGCM is investigating if Telecom Italia has been playing a significant consumers and businesses to online e-goods and services across fixed network to keep their prices artificially high to the detriment of the to flourish and maximising the growth potential of the European digital In May 2014, the Regional Administrative Tribunal upheld the AGCM intending to deliver a level playing field for all market players with position in the fixed broadband market. Telecom Italia subsequently for efficient network operators and service providers with an effective Council of State. Vodafone Italy’s €1 billion claim against Telecom Italia to spectrum policy and management. It will also include for the the ruling is due by July 2015. broadband networks. In May 2014, the Administrative Tribunal found in favour of Vodafone EU recommendations on relevant markets required them to adopt all the measures required under the Roaming for voice wholesale markets as they were deemed to be competitive failures occur.) This has seen a reduction in the number of regulated licences from 1 February 2015 to 30 June 2018. markets from seven to the following four – fixed network access, In February 2015, AGCOM opened the public consultation on the and fixed networks. is aiming to raise €700 million. Fixed network regulation In March 2015, AGCOM closed its public consultation that will determine deployment costs was passed. It will make it easier and cheaper to roll next three years. The proposal aims to delete the MTR asymmetry the joint use of infrastructure, such as electricity, gas, sewage pipes and MTRs on a three year glide path to 0.92 eurocents per minute by 2017 in each member state no later than 1 July 2016. This regulation applies to be announced and then adopted by July 2016. Unaudited information

Regulation (continued) In April 2015, AGCOM closed its public consultation for the wholesale access market. The analysis compares the current approach of imposing on Telecom Italia the same obligations on all national market participants with the alternative of imposing geographically differentiated obligations on them. The final decision and adoption is expected to be completed by July 2016. For information on litigation in Italy, see note 30 “Contingent liabilities” to the consolidated financial statements. United Kingdom In August 2014 and again in February 2015, the national regulator Ofcom published consultations on revising the annual licence fees payable on licences for the use of spectrum in the 900MHz and 1800MHz bands, to reflect full market value following the completion of the 4G auction. In March 2015, Ofcom published a statement setting MTRs for the three year period from 1 April 2015 to 31 March 2018. The MTR is forecast to decline over the three year period from its current level of £0.845 pence per minute to £0.507 pence per minute and will be adjusted in line with the retail price index. Spain The fines applied to Telefónica, Orange and Vodafone Spain in December 2012 for abuse of dominant position by imposing excessive pricing of wholesale SMS/MMS services on MVNOs, remain suspended until the judicial review is concluded. In April 2014, Vodafone Spain was permitted to withdraw its €160 million security deposit after fulfilling all of its obligations in the roll out of 900MHz spectrum. In June 2014, Vodafone Spain presented a complementary writ to the competition authority, the National Markets and Competition Commission (‘CNMC’), that cited Telefónica’s abuse of its dominant position in both its fibre roll-out and fibre retail offers. The writ is in relation to Telefónica offering a TV service at no cost when upgrading its customers to fibre. In July 2014, the acquisition of Ono (the main cable operator in Spain) was successfully completed after it was cleared without conditions by the European Commission under the EU merger regulation. In September 2014, further to Vodafone Spain’s competition complaint against Telefónica and Yoigo for the unauthorised transfer of use of Yoigo’s spectrum by Telefónica and to other restrictive effects in the market, the CNMC’s Statement of Objections found that the agreement between Yoigo and Telefónica contained anticompetitive components. This view was confirmed in its Proposal for Resolution presented to the Council in December 2014 . In May 2015, Telefónica completed its acquisition of Canal+ España following approval by CNMC. As a condition of the deal, Telefónica must make available a wholesale offering of up to 50% of its own premium content channels to Vodafone Spain and other Pay-TV operators in Spain. Netherlands The Dutch government is planning a renewal of the existing 2.1GHz licences that will expire by the end of 2016. The renewal for a period of four years (2017–2020), could potentially allow for a simultaneous auction with the 700 MHz band. The fees to be paid for the renewal have not been announced but are likely to be based in part on the fees paid in the 2012 multi-band auction. The national regulator, the Authority for Consumers and Markets (‘ACM’) followed the Commission’s recommendation that as of September 2013, the termination rates should be based on the “pure Bottom Up Long Run Incremental Cost” (‘BULRIC’) methodology. This resulted in maximum MTRs of 1.019 eurocents per minute. In August 2014, the Court of Appeal (CBb) annulled ACM’s decision and imposed the current tariffs based on ‘pure BULRIC’ of 1.861 eurocents per minute for mobile, as an interim measure during the ongoing appeal procedure. In October 2014, the CBb decided to refer the case to the European Court of Justice (ECJ) regarding the legal status of the recommendation to use ‘pure BULRIC’. The CBb will be able to issue its final decision once it has received the ruling of the ECJ, which is not expected before December 2015. Ireland In December 2012, Vodafone Ireland judicially challenged the decision of the national regulator, the Commission for Communications Regulation (‘ComReg’), to impose an interim MTR based on a Body of European Regulations for Electronic Communications (‘BEREC’) benchmark rather than a MTR based on a full cost model. In August 2013, the Irish High Court found the decision to be unlawful and by Court order, set a maximum MTR for the Irish market of 2.60 eurocents per minute, to apply from 1 July 2013. This rate will apply until a MTR based on a fully modelled price is available which is expected sometime in 2015. ComReg has appealed the Irish High Court’s decision, to the Irish Supreme Court. In May 2014, the Commission cleared Hutchison 3G Limited’s acquisition of Telefónica O2 Ireland subject to conditions. Vodafone Ireland has requested that ComReg ensures that the allocation of spectrum following the merger is efficient and non-discriminatory. ComReg has declined to take any positive steps (such as a market review) to satisfy itself that there is efficiency in the market now that the 2012 auction caps have been exceeded. Vodafone Ireland is now seeking a court order by way of judicial review proceedings, to require ComReg to act in accordance with its statutory powers (on the basis that it is unreasonable for them not to do so), to ensure that the new spectrum allocations are efficient and non-discriminatory. In October 2014, the Commission unconditionally cleared Vodafone Ireland’s open access joint venture agreement with the Electricity Supply Board to roll out fibre to the building (‘FTTB’) nationwide, with the first phase expected to be completed by the end of 2018. Portugal In November 2014, the Portuguese Competition Authority dismissed Optimus’s complaint against TMN and Vodafone Portugal of a potential individual dominant position abuse on the mobile communications services retail markets. In July 2014, Vodafone Portugal and Portugal Telecom announced an agreement to deploy and share fibre networks reaching 900,000 homes in Portugal. The agreement commences in December 2014, and runs for 25 years. Both Vodafone Portugal and Portugal Telecom will maintain complete autonomy and flexibility in designing their respective retail offers under the agreement. In April 2015, the National Communications Regulator (‘Anacom’) published its draft decision on MTRs. It proposes a glide path with a maximum of 0.83 eurocents after publication, falling to 0.73 eurocents by July 2017. Romania In June 2013, a cross-border spectrum coordination agreement with Ukraine was signed ensuring interference free use of the E-GSM 900MHz band at the border. Although the agreement entered into force on 1 January 2014, there is still E-GSM spectrum interference on Vodafone Romania’s network, especially on the south-east side of the country. 196 Vodafone Group Plc Annual Report on Form 20-F 2015 Unaudited information

In April 2014, the spectrum licences comprising of 2x10MHz in 800MHz, 2x10MHz in 900MHz, 2x30MHz in 1800MHz and 1x15MHz in 2.6GHz, came into force. In April 2014, the maximum termination rates in Romania decreased from 0.67 to 0.14 eurocents per minute for fixed call termination and from 3.07 to 0.96 eurocents per minute for mobile call termination. Greece In February 2014, the tender process commenced for the National Rural Broadband Network construction. The fixed incumbent (OTE) and the consortium of Intrakat, Intracom Holdings and Hellas Online are the only two parties in the tender process. An announcement is outstanding. In August 2014, Cyta MVNO was launched on Vodafone Greece’s network. In September 2014, Vodafone Greece’s acquisition of Hellas Online S.A. was approved by the Hellenic Telecommunications & Post Commission and the Competition Authority. In October 2014, Vodafone Greece participated in the national 800MHz and 2.6GHz spectrum auction and secured its target of 2x10MHz in the 800MHz band and 2x20MHz+20MHz unpaired in the 2.6GHz band for €125 million. In January 2015, the MTR decreased from 1.189 eurocents per minute to 1.103 eurocents per minute. At the same time the FTR was also reduced from 0.0735 eurocents per minute to 0.0695 eurocents per minute. Czech Republic In June 2014, the CTU opened a consultation on the unsold spectrum from the 2013 auction (1800MHz frequencies reserved for a new entrant and part of 2.6GHz frequencies). The start of the auction is due sometime in 2015. As part of the obligations associated with Vodafone Czech Republic’s purchase of 800MHz spectrum in 2013, a public reference offer for MVNO access was implemented in September 2014. The offer allows an MVNO to provide data services on the 800MHz spectrum. In June 2014, the CTU deregulated MTRs for non-European Economic Area traffic. Hungary In October 2014, following the Commission withdrawing its infringement procedure against the Hungarian telephony tax in 2013, the Hungarian government announced its intention to introduce a tax on internet traffic. The plan to impose a tax on every gigabyte of traffic, irrespective of the type of internet access was unpopular with both businesses and citizens. Ten days after the announcement of the planned tax, the draft tax bill was withdrawn. Vodafone Hungary has participated in the National Media and Infocommunications Authority of Hungary’s (‘NMHH’) multi-band spectrum auction that included 4G 800MHz and 2.6GHz and secured, at a total reserve price of HUF 30.2 billion (£75 million), 2x10MHz in the 800MHz band; 2x20MHz+25MHz unpaired in the 2.6GHz band (plus 2x1MHz in the 900MHz band). In April 2015, the NMHH reduced the MTR to 1.71 HUF per minute. Albania Further to the Albanian Competition Authority’s (‘CA’) recommendations to the national regulator, the Electronic and Postal Communications Authority (‘AKEP’) to reduce differentiation of on-net and off-net calls, AKEP approved a further decrease of MTRs targeting pure long run incremental cost (‘LRIC’) benchmarking levels with a glide-path reducing current MTRs to 1.05 eurocents per minute starting from January 2015. The proposed launch of Plus Communication’s 3G service did not occur as they did not make payment for the 2x5MHz block of 2.1GHz spectrum needed for the service. Vodafone successfully bid for one 5MHz block of 2.1GHz spectrum at a cost of €1.5 million. In March 2015, AKEP conducted a public tender with sealed bids for 1800MHz spectrum for GSM/LTE/UMTS/WiMAX (36MHz of spectrum split in six blocks of 2x6MHz). Vodafone Albania secured a total of 2x14.4MHz at a cost of €8.6 million. In April 2015, Vodafone Albania successfully appealed against CA’s interim decision to equalise on-net and off-net tariffs by May 2015 while it investigates Plus Communication’s complaint that alleged Vodafone Albania had abused its dominant position between January 2013 and June 2014. In April 2015 the 2.6GHz band for WCDMA usage (fourteen blocks of 5MHz each, was made available for tender. Vodafone Albania secured a total of 2x20MHz and 1x20MHz at a cost of €3.3 million. In May 2015, Vodafone Albania secured 2x1.2MHz in the 900MHz band at a cost of €600,000. Malta In March 2014, the MCA set the MTR at 0.40 eurocents per minute to which Vodafone has submitted an appeal to the Administrative Review Tribunal on the basis that there was a lack of transparency in the consultation process. Africa, Middle East and Asia Pacific region India In March 2015, the Supreme Court partially heard Vodafone India’s appeal against the Department of Telecommunications’ (‘DoT’) refusal to extend its existing spectrum licences in Delhi, Mumbai and Kolkata. Vodafone India has also challenged DoT’s decision not to extend the spectrum licences in the six circles in which our licences were due to expire in December 2015. Different operators have taken the DoT to court on elements related to auction design which are currently sub-judice. The spectrum auction was held in March 2015 for 800MHz, 900MHz, 1800MHz and 2.1GHz bands. Vodafone India won spectrum in all six circles, thus ensuring continuity of business. It also won an additional 2.1GHz spectrum in six service areas. The total auction spend by Vodafone was INR 258 billion (£2.75 billion). In February 2015, the Telecommunications Regulatory Authority of India (‘TRAI’) announced its revised regulation on MTRs, reducing the rate from 20 paisa to 14 paisa per minute for mobile termination. The FTR regulation that reduces the rate from 20 paisa to zero paisa per minute creates a concern that it is an undesirable arbitrage opportunity and deviates from the TRAI principle of cost and the work done as the basis for termination rate recommendations. Vodafone India is studying the regulations with a view to challenging the decisions in the courts. Prime Minister Narendra Modi has allocated budget in this fiscal year for the Government’s Digital India agenda and in April 2015 the TRAI issued its recommendations on the implementation measures required to accelerate the delivery of broadband, including the release of additional spectrum to facilitate wireless broadband. It has also launched a consultation on the regulatory framework for Over-The-Top (‘OTT’) services. For information on litigation in India, see note 30 “Contingent liabilities” to the consolidated financial statements. Vodacom: South Africa In October 2013, the Ministry of Trade and Industry published revised generic Codes of Good Practice on Broad-based Black Economic Empowerment (‘BBB-EE Codes’). These revised codes became effective on 1 May 2015. 197 Additional information Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials

Regulation (continued) In October 2014, the Broad-based Black Economic Empowerment Amendment Act, Act 46 of 2013 (the ‘BBB-EE Act’) came into force. The trumping provision which enables the BBB-EE Act to take precedence on all matters of BEE regulation, over any other sector-specific legislations, is due to come into force on 1 October 2015. The Independent Communication Authority of South Africa (‘ICASA’) published their draft Radio Frequency Spectrum (‘RFS’) Regulations in March 2015, determining the qualifications for application and transfer of RFS licences to be pegged at Level 4 under the BBB-EE Act and BBB-EE Codes or 30% equity ownership in the hands of historically disadvantaged persons (‘HDPs’) under the aegis of the Electronic Communications Act. In March 2014, the court ruled in favour of Vodacom and MTN in their challenge to ICASA’s Call Termination Regulations (‘CTR’) decision announced in February 2014. This led to ICASA initiating another consultation process and in September 2014 they published the final CTR that reduces the rate to ZAR 0.13 cents per minute by October 2016. In December 2014, Cell C served ICASA (including other interested parties such as Vodacom and MTN) with a notice of motion in terms of which it is seeking an order for the review and setting aside by the South Gauteng High Court, of the September 2014 CTRs. Vodacom has filed a notice to oppose Cell C’s application. In May 2014, CompCom confirmed its intention to proceed with the investigation into an allegation by Cell C that Vodacom and MTN have abused their market dominance in contravention of Section 8 of the Competition Act. In May 2014, Vodacom entered into a sale agreement in terms of which it would acquire 100% of the issued share capital and shareholders loan and claims against Neotel. The transaction remains subject to the fulfilment of a number of conditions precedent, foremost of which are regulatory approvals by both ICASA and the Competition Commission of South Africa (“CompCom”). All decisions are expected to be finalised by the end of 2015. In November 2014, the Ministry of Telecommunications and Postal Services (‘DTPS’) published the National Integrated ICT Policy discussion paper for comment that flowed from the Green Paper published for comment in January 2014. The key policy matters raised in the aforesaid discussion paper include net neutrality, policy options for the deployment of broadband infrastructure, and strengthening of governance. This discussion paper will form the basis of a white paper for communications policy in South Africa. In March 2015, ICASA published their final IMT Radio Frequency Spectrum Assignment Plans (‘RFSAP’) determining that all spectrum in 700MHz, 800MHz and 2.6GHz bands will be assigned by means of an Invitation to Apply (‘ITA’) process. ICASA have not finalised the assignment plans for the 850MHz band which specifically deals with Neotel’s assignment. Vodacom: Democratic Republic of Congo In January 2015, the National Intelligence Agency (‘ANR’) requested all SMS and internet services to be suspended indefinitely due to political unrest and violence. Following significant engagement with the DRC government, SMS and internet services were re-opened on 9 February 2015. In February 2015, the national regulator, the Regulating Authority for Post and Telecommunications (‘ARPTC’) issued regulations setting the on-net voice price floor at US$5.10 cents per minute and off net US$8.50 cents per minute from 1 March 2015 for 12 months, suspended for three months pending the issue of new promotion regulations. International promotions comprise voice retail rates; data and SMS prices not included in the price floor, will be subject to a further regulatory decision-making process. In October 2014, in line with the glide path rates, MTRs were reduced to US$3.40 cents per minute. Vodacom: Tanzania In July 2014, the Minister of Communications commenced a consultation on draft regulations which requires all telecoms licencees to list 35% of their local shareholding on the Dar Stock Exchange. Vodacom Tanzania is participating in this consultation with other industry operators. Vodacom: Mozambique In February 2015, the new Minister of Communications ordered all operators to comply with subscriber registration requirements within a 30 day period or unregistered subscribers will be disconnected. Operators collectively have sought an extension and are participating in a regulator-industry consultation process to determine a new subscriber registration process. International roaming in Africa In November 2014, Southern African Development Community (‘SADC’) Ministers of Communications met and set the National Regulatory Authorities (‘NRAs’) a deadline of 31 March 2015 to implement wholesale and retail three year glide paths based on the formula recommended by SCF Associates’ report commissioned by the SADC. In November 2014, East Africa Community (‘EAC’) Ministers of Communications met and set the NRAs the deadline of 31 June 2015 to implement “Phase 1” price caps for wholesale (US$0.07 cents per minute) and retail (US$0.10 cents per minute), and then a “Phase 2” Single Area Network regulation, following a study to be commissioned. Turkey From July 2014, the Retail Price Cap for mobile-to-mobile and mobile-to-fixed voice termination was increased in line with the rate of inflation (5.3%) to 46.25 kr per second. In August 2014, the national regulator, the Information and Communications Technologies Authority (‘ICTA’) announced their decision to broaden the scope of the 3G coverage obligation to include the new metropolitan areas. Vodafone Turkey submitted a letter of objection to the ICTA on the basis that their coverage commitment is restricted to the original areas defined as metropolitan at the time the agreement was signed. Vodafone Turkey has appealed against the ICTA decision in the administrative court. In August 2014, the Ministry of Transport, Maritime Affairs and Communications of Turkey issued an amendment to the Rights of Way Regulation, which reinforces the obligations of the incumbent operator to respond to operators’ requests for access to their network in a manner in line with the terms and conditions currently provided within the Facility Sharing Obligation. In September 2014, Clauses 126 and 127 of Basket Law No. 6552 were passed, amending the Internet Law that grants the Presidency of Telecommunication and Communication (‘TİB’) extensive powers over internet use. With the new amendment, all internet traffic data will be collected by TİB and the Head of TİB will be able to order closure of a website on the basis of “preventing criminal acts, and securing national security and public order”. In October 2014, Law No. 6563, the Regulation of Electronic Commerce (the ‘Law’) was passed and will come into force in May 2015. The law includes protection of consumers against unsolicited SMS messaging by introducing opt-in and opt-out requirements for electronic communication services. In March 2015, the Ministry announced the details for the 4G auction planned in May 2015. The auction includes a total of 390MHz from 800MHz, 900MHz, 1800MHz, 2.1GHz and 2.6GHz spectrum bands. One block will be reserved for a possible fourth operator on 2.6GHz with, as yet, undisclosed limited obligations. Total reserve tender prices exceed €2.0 billion. 198 Vodafone Group Plc Annual Report on Form 20-F 2015 Unaudited information

Australia In December 2014, the federal government put the final policy touches to their revised National Broadband Network (‘NBN’) policy which gives greater scope for infrastructure competition provided those investing fixed access networks wholesale their network on a structurally separated basis. NBN Co, the government-owned company responsible for the design, build and operation of the NBN, has also finalised new Telstra and Optus deals that now passes ownership of the copper and coaxial networks to NBN. While these steps are an improvement on the previous government’s arrangements they still provide Telstra with a significant new revenue stream (AUD 20 billion over the next ten years). Vodafone is asserting that this payment and the increased market strength of Telstra will have significant impacts on competition in Australia. After extensive lobbying by the industry, the government has commenced the most comprehensive review of spectrum management in 15 years. Vodafone Australia are asking for a framework that better considers the competition effects of spectrum policy (60% of regional spectrum is held by Telstra) and the establishment of more market orientated spectrum licences and a better renewal process and more flexible payment terms. The Australian Communications and Media Authority (‘ACMA’) has also announced that they will auction up to 60MHz of regional 1800MHz spectrum to be made available in two to three years’ time (currently allocated for fixed link wireless services). This will also clear the way for some portions of currently unused regional spectrum to be provided on an interim basis. Egypt The Administrative Court ruling in favour of Vodafone Egypt’s case filed against Telecom Egypt and the national regulator (‘NTRA’) regarding the NTRA’s authority to set MTRs between operators is yet to be implemented. The finalisation and implementation of the Unified Licence is still pending and is, under a decision made by NTRA in December 2014, dependent on the finalisation of ‘KAYAN’, the proposed second infrastructure company. Telecom Egypt is expected to exit Vodafone Egypt within 12 months once a unified licence has been approved and activated. For information on litigation in Egypt, see note 30 “Contingent liabilities” to the consolidated financial statements. Ghana The national regulator, the National Communication Authority (‘NCA’) announced in the last quarter of 2014, that in line with its plans to introduce unified licences in 2019, from 23 December 2014, all existing licensed MNOs became entitled to apply for a fixed access service licence, to provide services including fixed telephony, broadband and other value added services. Vodafone Ghana and Airtel Ghana were the only MNOs with fixed licences prior to this announcement. In December 2014, the NCA announced the mobile and fixed wholesale termination rates for the period from 2015 to 2017. SMS rates will remain at 5 peswas per minute up until 2017 and both FTRs and MTRs will increase to 6 peswas per minute in the same period. Additionally, from 1 January 2016, operators will be entitled to a 20% discount of the MTR and FTR based on the traffic volume exchanged between two operators. The asymmetric rate or discount on the MTR and FTR will apply where the outgoing traffic is equal to or greater than 60% of the total traffic exchanged between two operators in a calendar month. New Zealand In June 2014, Vodafone New Zealand secured 2x15MHz of 700MHz for NZ$68 million (£35 million), securing blocks that support devices covering both of the “APT700” sub-bands. In September 2014, the incumbent government announced its intention, if re-elected, to increase government funding to expand the existing Ultra-fast Broadband FTTP initiative from 75% to 80% of premises passed at a projected cost between NZ$152 million and NZ$210 million. In addition, a further NZ$150 million was committed to improve broadband and mobile coverage in rural areas by extending the Rural Broadband Initiative. In April 2014, the MTR rate reduced from NZ$ 3.72 cents per minute to NZ$ 3.56 cents per minute. Safaricom: Kenya In June 2014, the national regulator, the Communications Authority of Kenya (‘CAK’) renewed Safaricom’s operating and spectrum licence for ten years with effect from July 2014 up until June 2024. The renewed licence includes Safaricom’s spectrum resources in 2x10MHz in the 900MHz band and 2x10MHz in the 1800MHz band. Safaricom still maintains the 2x10 2.1GHz under a separate 15 year licence issued in 2007. In December 2014, Safaricom acquired the base transceiver station assets and spectrum of Essar Telecom Kenya Limited, one of the three other licensed mobile operators in Kenya (this was a joint acquisition with Airtel Kenya who acquired the business and operating licences). Safaricom acquired Essar’s spectrum assets of 2x7.5 in the 900MHz band and 2x10 in the 1800MHz band under a ten year licence which the CAK aligned with our previously renewed spectrum licence to run from July 2014 up to June 2024. Safaricom is in the process of acquiring additional spectrum in the 4G band. Specifically, the government will grant Safaricom 2x15MHz in the 800MHz band ( total allocation is expected to be 2x20 after full migration out of the band by broadcasters). From February 2015, Safaricom was given access to the 2x15MHz on a trial basis for a three month period, after which a full commercial licence will be issued. In July 2014, the Central Bank of Kenya requested that each mobile network operator submit its views on interoperability of their money transfer services. The National Payment Systems Regulations took effect in August 2014 and now provides the management framework for payment services in Kenya. No timelines have been set for the implementation of interoperability. In July 2014, the MTR was reduced from KES 1.15 to KES 0.99 per minute. This is the last step in the CAK’s imposed glide-path. Qatar In December 2013, the Ministry of Information and Communications Technology (‘MICT’) released a national broadband plan. One objective of the plan, is for 98% of households to have access to 100 Mbps download and 50 Mbps upload speeds and a choice of at least two service providers. This includes an intention to consolidate the access network infrastructure of the incumbent Ooredoo and the Qatar National Broadband Network (‘QNBN’), both of which are deploying FTTP networks. The Communications Regulatory Authority (‘CRA’) granted Vodafone Qatar additional spectrum of 2x5MHz in the 1800MHz band and 2x10MHz in the 800MHz band, to support 4G deployment. During the CRA’s review of three retail mobile markets, the CRA amended the remedies applied to the Significant Market Power (‘SMP’) operator (Ooredoo) in those markets without notice or consultation. Both of these amendments were successfully appealed with the MICT’s Appeals Advisory Committee finding the amendments to be legally invalid. The CRA announced a shift in emphasis to wholesale regulation. This includes requesting reference offers for passive infrastructure from Ooredoo and QNBN. Vodafone and Ooredoo are also required to prepare reference offers for interconnection. 199 Additional information Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials

Regulation (continued) In February 2015, the CRA issued the proposed revised MTRs. The rates proposed remain under consultation but are expected to take effect from 1 April 2015. The CRA has also proposed new rates for leased lines provided by the incumbent. In February 2015, the MICT commenced the Telecommunications Reform Project and issued the document which sets out the general principles proposed for the new Telecommunications Law. The new law is required to reflect the establishment of the MICT and the CRA. In March 2015, the draft Telecommunications Law was published for consultation and Vodafone Qatar has prepared and submitted its response. Overview of spectrum licences at 31 March 2015 800MHz 900MHz 1800MHz 2.1GHz 2.6GHz Quantity1 Quantity1 Quantity1 Quantity1 Quantity1 Country by region Expiry date Expiry date Expiry date Expiry date Expiry date Europe region Germany 20202 2025 2021 2x10 2025 2x12 2016 2x5 2016 2x10+ 5 2x5 2x15 + 5 2x20 + 25 2025 20183 2029 See note4 2030 2030 2015 20306 20217 2027 2029 20268 2016 2021 2029 20229 Italy 2x10 2029 2x10 2018 2x15 2x5 2x6 2x20 2x20 2x15 2x25 2x6 2x14 2x30 2x10 2x15 2x18 2x4 2x15 2x15 2029 See note4 2028 2030 2030 See note4 2030 20165 2022 UK Spain Netherlands Ireland 2x10 2x10 2x10 2x10 2033 2030 2029 2030 2x17 2x10 2x10 2x10 2x15 2x15 + 5 2x20 + 5 2X15 + 5 2x20 + 25 2x20 + 20 2x10 2033 2030 2030 n/a Portugal 2x10 2027 2x8 2x5 2x10 2x15 20217 20277 2029 2027 2x20 2016 2x20 + 25 2027 Romania Greece 2x10 2x10 2029 2030 2x15 + 5 2x20 + 5 2020 2021 1x15 2x20 + 20 2029 2030 Czech Republic 2x10 2029 2x10 2021 2x20 2025 2x20 2029 20229 20299 2016 20299 Hungary 2x10 2029 2x10 2x1 2x8 2x15 2019 2x20 + 25 Albania n/a 2x9 2x12 2x25 2016 2x15 + 5 2x5 2x20 + 5 2025 2029 2020 n/a Malta n/a 2x15 2026 2026 n/a Africa, Middle East and Asia Pacific India10 Vodacom: South Africa Turkey n/a n/a n/a 2028 2015–203410 2015–203410 2030 See note11 2029 2016 n/a n/a n/a n/a 2x11 2x11 2x8 See note11 2023 2028 2x12 See note11 n/a annual 2x15 + 5 2x15 + 5 2x25 + 5 Australia12 2x10 (850MHz band) 2x30 Egypt New Zealand n/a 2031 2x12.5 2x15 2022 2031 2x10 2x25 2022 2021 2x15 2x25 + 10 2022 2021 n/a 2028 2x15 (700MHz band) 2x15 2x15 + 5 Safaricom: Kenya Trial 2x10 2x713 2x8 2x11 2024 2024 2019 2028 2x10 2x1013 2x10 2x20 2x5 2024 2024 2019 2028 2029 2x10 2022 n/a 202314 2028 Ghana Qatar n/a 2029 2x15 2x15 n/a n/a 2x10 Notes: 1 2 3 4 5 6 7 Single (or unpaired) blocks of spectrum are used for asymmetric data (non-voice) use. Block quantity has been rounded to the nearest whole number. Germany – 2x5MHz (out of 2x15MHz) of 2.1GHz spectrum will expire in December 2025. Italy – 2x5MHz (out of 2x20MHz) of 1800MHz spectrum will expire in 2029. UK – 900MHz, 1800MHz and 2.1GHz – indefinite licence with a five year notice of revocation. Netherlands – Ministry plans to extend licence to 2020 without an auction Ireland – The licence for 2x25MHz spectrum commences in 2015. Portugal – 2x3MHz (out of 2x13MHz) of 900MHz must be released by December 2015 . 2x5Mhz (out of 2x13MHz) of 900MHz and 2x14MHz (out of 2x20MHz) of 1800MHz spectrum does not expire until March 2027. Greece – 2x15MHz (out of 2x25MHz) of the 1800MHz spectrum will expire in August 2016. Hungary – 900MHz and 1800MHz – conditional options to extend these licences to 2034. 8 9 10 India comprises 22 separate service area licences with a variety of expiry dates, including those won in the March 2015 auction that are subject to a Supreme Court hearing – see note 30 “Contingent liabilities” to the consolidated financial statements. 11 Vodacom’s South African spectrum licences are renewed annually. As part of the migration to a new licensing regime the national regulator has issued Vodacom a service licence and a network licence which will permit Vodacom to offer mobile and fixed services. The service and network licences have a 20 year duration and will expire in 2028. Vodacom also holds licences to provide 2G and/or 3G services in the Democratic Republic of Congo, Lesotho, Mozambique and Tanzania. 12 Australia – VHA has 2x5MHz in 850MHz rural; 2x25MHz in 1800MHz and 2x20MHz in 2.1GHz in Brisbane/Adelaide/Perth; 2x5MHz in 1800MHz and 2x10MHz in 2.1GHz in Canberra/Darwin/ Hobart; 2x5MHz in 2.1GHz in rural 13 Safaricom: Kenya – Spectrum from acquisition of Essar Telecom Kenya Ltd 14 Ghana – The national regulator has issued provisional licences with the intention of converting these to full licences once the national regulator board has been reconvened. 200 Vodafone Group Plc Annual Report on Form 20-F 2015 Unaudited information

Mobile Termination Rates (‘MTRs’) National regulators are required to take utmost account of the Commission’s existing recommendation on the regulation of fixed and mobile termination rates. This recommendation requires MTRs to be set using a long run incremental cost methodology. Over the last three years MTRs effective for our subsidiaries were as follows: 20131 20141 20151 1 April 20152 Country by region Europe Germany (€ cents) Italy (€ cents) UK (GB £ pence) Spain (€ cents) Netherlands (€ cents) Ireland (€ cents) Portugal (€ cents) Romania (€ cents) Greece (€ cents) Czech Republic (CZK) Hungary (HUF) Albania (ALL) Malta (€ cents) 1.84 1.50 1.50 2.89 2.40 2.60 1.27 3.07 1.27 0.41 7.06 4.57 2.07 1.79 0.98 0.85 1.09 1.86 2.60 1.27 0.96 1.19 0.27 7.06 2.66 2.07 1.72 0.98 0.67 1.09 1.86 2.60 1.27 0.96 1.099 0.27 7.06 1.48 0.40 0.94 (from January 2016) 0.68 (from May 2015) 1.09 TBD TBD TBD 0.96 1.099 1.71 1.48 0.40 Africa, Middle East and Asia Pacific India (rupees) Vodacom: South Africa (ZAR)4 Turkey (lira) Australia (AUD cents) Egypt (PTS/piastres) New Zealand (NZD cents) Safaricom: Kenya (shilling) Ghana (peswas) Qatar (dirhams) 0.143 0.20 0.0258 3.60 10.00 3.56 1.15 4.00 16.60 0.20 0.49 0.0258 4.80 10.00 3.97 1.44 4.50 16.60 0.20 0.40 0.0258 3.60 10.00 3.72 1.15 4.00 16.60 0.15 (from October 2015) 0.0258 5.00 9.00 Notes: 1 2 3 4 All MTRs are based on end of financial year values. MTRs established from 1 April 2015 are included where a glide path or a final decision has been determined by the regulatory authority. The MTR is under appeal. Please see Vodacom: South Africa on page 197. 201 Additional information Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials

Non-GAAP information In the discussion of our reported financial position, operating results and cash flows, information is presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure. Adjusted EBITDA Adjusted EBITDA is operating profit excluding share in results of associates, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs, other operating income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group. We use adjusted EBITDA, in conjunction with other GAAP and non-GAAP financial measures such as adjusted operating profit, operating profit and net profit, to assess our operating performance. We believe that adjusted EBITDA is an operating performance measure, not a liquidity measure, as it includes non-cash changes in working capital and is reviewed by the Chief Executive to assess internal performance in conjunction with adjusted EBITDA margin, which is an alternative sales margin figure. We believe it is both useful and necessary to report adjusted EBITDA as a performance measure as it enhances the comparability of profit across segments. Because adjusted EBITDA does not take into account certain items that affect operations and performance, adjusted EBITDA has inherent limitations as a performance measure. To compensate for these limitations, we analyse adjusted EBITDA in conjunction with other GAAP and non-GAAP operating performance measures. Adjusted EBITDA should not be considered in isolation or as a substitute for a GAAP measure of operating performance. A reconciliation of adjusted EBITDA to the closest equivalent GAAP measure, operating profit, is provided in above and in note 2 “Segmental analysis” to the consolidated financial statements. Group adjusted operating profit and adjusted earnings per share Group adjusted operating profit excludes non-operating income of associates, impairment losses, restructuring costs, amortisation of customer bases and brand intangible assets, other operating income and expense and other significant one-off items. Adjusted earnings per share also excludes certain foreign exchange rate differences, together with related tax effects. We believe that it is both useful and necessary to report these measures for the following reasons: a these measures are used for internal performance reporting; a these measures are used in setting director and management remuneration; and a they are useful in connection with discussion with the investment analyst community and debt rating agencies. A reconciliation of adjusted operating profit to the respective closest equivalent GAAP measure, operating profit, is provided above and in note 2 “Segmental analysis” to the consolidated financial statements. A reconciliation of adjusted earnings per share to basic earnings per share is provided in the “Operating results” on page 42. Cash flow measures In presenting and discussing our reported results, free cash flow and operating free cash flow are calculated and presented even though these measures are not recognised within IFRS. We believe that it is both useful and necessary to communicate free cash flow to investors and other interested parties, for the following reasons: a free cash flow allows us and external parties to evaluate our liquidity and the cash generated by our operations. Free cash flow does not include payments for licences and spectrum included within intangible assets, items determined independently of the ongoing business, such as the level of dividends, and items which are deemed discretionary, such as cash flows relating to acquisitions and disposals or financing activities. In addition, it does not necessarily reflect the amounts which we have an obligation to incur. However, it does reflect the cash available for such discretionary activities, to strengthen the consolidated statement of financial position or to provide returns to shareholders in the form of dividends or share purchases; a free cash flow facilitates comparability of results with other companies although our measure of free cash flow may not be directly comparable to similarly titled measures used by other companies; a these measures are used by management for planning, reporting and incentive purposes; and a these measures are useful in connection with discussion with the investment analyst community and debt rating agencies. Cash generated by operations, operating free cash flow and free cash flow have been redefined to exclude restructuring costs for the year ended 31 March 2015 of £336 million (2014: £210 million, 2013: £167 million). A reconciliation of cash generated by operations, the closest equivalent GAAP measure, to operating free cash flow and free cash flow, is provided below. 202 Vodafone Group Plc Annual Report on Form 20-F 2015 Unaudited information

Restated1 2014 Restated1 2013 2015 £m £m £m Notes: 1 Operating free cash flow and free cash flow have been redefined to exclude restructuring costs for the year ended 31 March 2015 of £336 million (2014: £210 million; 2013: £167 million). 2 Other movements for the year ended 31 March 2015 include a £365 million UK pensions contribution payment and £116 million of KDG incentive scheme payments in respect of liabilities assumed on acquisition. Other Certain of the statements within the section titled “Chief Executive’s strategic review” on pages 14 to 17 contain forward-looking non-GAAP financial information for which at this time there is no comparable GAAP measure and which at this time cannot be quantitatively reconciled to comparable GAAP financial information. Certain of the statements within the section titled “Looking ahead” on page 39 contains forward-looking non-GAAP financial information which at this time cannot be quantitatively reconciled to comparable GAAP financial information. Organic growth All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates. We believe that “organic growth”, which is not intended to be a substitute for or superior to reported growth, provides useful and necessary information to investors and other interested parties for the following reasons: a it provides additional information on underlying growth of the business without the effect of certain factors unrelated to the operating performance of the business; a it is used for internal performance analysis; and a it facilitates comparability of underlying growth with other companies, although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies. For the 2015 financial year, the Group’s organic service revenue growth rate has been adjusted to exclude the beneficial impact of a settlement of an historical interconnect rate dispute in the UK, the beneficial impact of an upward revision to interconnect revenue in Egypt from a re-estimation by management of the appropriate historical mobile interconnection rate and the adverse impact of an adjustment to intercompany revenue. The adjustments in relation to Vodafone UK and Vodafone Egypt also impact the disclosed organic growth rates for those countries. Reconciliation of organic growth to reported growth is shown where used, or in the table below: Organic change % Other activity1 pps Foreign exchange pps Reported change % Period 31 March 2015 Group Revenue Service revenue Fixed line revenue Vodafone Global Enterprise service revenue Machine-to-machine revenue Adjusted EBITDA Percentage point change in adjusted EBITDA margin Adjusted operating profit Adjusted EBITDA FY FY FY FY FY FY FY FY H2 (0.8) (1.6) 3.5 1.8 24.7 (6.9) (1.8) (24.1) (3.6) 17.8 17.7 38.6 – 29.5 21.4 1.2 11.0 18.4 (6.9) (6.7) (6.9) (4.0) (8.5) (7.0) (0.1) (5.5) (5.3) 10.1 9.4 35.2 (2.2) 45.7 7.5 (0.7) (18.6) 9.5 Europe Germany – mobile service revenue Germany – fixed line revenue Italy – mobile service revenue Italy – fixed line revenue Italy – operating expenses Italy – customer costs UK – mobile service revenue FY FY FY FY FY FY FY (3.5) (2.1) (12.1) 4.5 (3.1) (3.0) 0.5 0.1 38.7 902.8 1,022.0 1,079.3 775.9 – (6.6) (9.9) (124.4) (135.1) (149.3) (108.1) 0.0 (10.1) 26.7 766.3 891.4 926.9 664.8 0.6 203 Additional information Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials Cash generated by operations (refer to note 19) 10,397 12,14711,493 Capital expenditure (9,197) (6,313)(5,292) Working capital movement in respect of capital expenditure 762 45674 Disposal of property, plant and equipment 178 79105 Restructuring costs 336 210167 Other movements2 387 –– Operating free cash flow1 2,863 6,5796,547 Taxation (758) (3,449)(2,570) Dividends received from associates 224 2,8423,132 Dividends paid to non-controlling shareholders in subsidiaries (246) (264)(379) Interest received and paid (995) (1,315)(1,058) Free cash flow1 1,088 4,3935,672

Non-GAAP information (continued) Organic change % Other activity1 pps Foreign exchange pps Reported change % Period UK – fixed line revenue Spain – mobile service revenue Spain – fixed line revenue Hungary – service revenue Germany – percentage point change in adjusted EBITDA margin Italy – percentage point change in adjusted EBITDA margin UK – percentage point change in adjusted EBITDA margin Spain – percentage point change in adjusted EBITDA margin Other Europe – percentage point change in adjusted EBITDA margin Other Europe – service revenue Germany – service revenue Italy – service revenue UK – service revenue Spain – service revenue Other Europe – service revenue Germany – fixed line revenue Germany – fixed line revenue UK – fixed line revenue UK – fixed line revenue FY FY FY FY FY FY FY FY FY Q3 Q4 Q4 Q4 Q4 Q4 H1 H2 H1 H2 (5.8) (12.7) 8.7 8.6 (3.1) (2.6) (2.5) (5.0) 0.1 (1.0) (3.1) (3.7) 0.6 (7.8) (0.8) (2.9) (1.2) (10.4) (1.3) 5.1 5.7 172.5 – 2.0 1.0 1.6 4.0 (0.2) 0.8 1.5 134.5 5.6 34.6 2.6 93.3 6.7 – 10.2 – (6.3) (19.4) (10.8) – (0.1) – – 0.1 (6.6) (10.0) (28.6) 0.1 (13.0) (10.6) (10.8) (8.6) – (0.1) (0.7) (13.3) 161.8 (2.2) (1.1) (1.7) (0.9) (1.0) – (6.8) (11.6) 102.2 6.3 13.8 (8.8) 79.6 (3.1) (10.4) 8.8 AMAP South Africa – service revenue South Africa – service revenue excluding the impact of MTR cuts Vodacom’s international operations – service revenue Turkey – service revenue Egypt – service revenue Ghana – service revenue New Zealand – service revenue Qatar – revenue India – percentage point change in adjusted EBITDA margin Vodacom – percentage point change in adjusted EBITDA margin Other AMAP – percentage point change in adjusted EBITDA margin Vodacom – service revenue India – service revenue FY FY FY FY FY FY FY FY FY FY FY Q4 Q4 (2.7) 1.4 4.8 9.4 2.8 18.9 (2.6) 16.0 0.9 (1.1) (0.4) (0.2) 12.1 – – – – 6.4 – – – – – (0.3) – – (9.7) (9.7) (5.3) (13.3) (5.5) (40.2) (2.7) (0.8) (0.1) (0.1) 0.5 1.4 9.3 (12.4) (8.3) (0.5) (3.9) 3.7 (21.3) (5.3) 15.2 0.8 (1.2) (0.2) 1.2 21.4 31 March 2014 Group Revenue Service revenue Adjusted EBITDA Percentage point change in adjusted EBITDA margin Adjusted operating profit Europe Germany – mobile in-bundle revenue Germany – mobile out-of-bundle revenue UK – mobile in-bundle revenue UK – mobile out-of-bundle revenue Spain – mobile in-bundle revenue Spain – fixed line revenue Spain – operating expenses Netherlands – service revenue Netherlands – mobile in-bundle revenue Portugal – service revenue Greece – service revenue Germany – percentage point change in adjusted EBITDA margin UK – percentage point change in adjusted EBITDA margin Spain – percentage point change in adjusted EBITDA margin Other Europe – percentage point change in adjusted EBITDA margin FY FY FY FY FY (2.2) (2.6) (6.9) (1.5) (22.0) 5.5 5.5 6.0 0.3 (15.4) (2.5) (2.4) (2.4) – 14.5 0.8 0.5 (3.3) (1.2) (22.9) FY FY FY FY FY FY FY FY FY FY FY FY FY FY FY 2.7 (22.6) 0.6 (7.2) (0.4) (0.2) 9.4 (5.6) 3.4 (8.4) (14.1) (4.3) (1.0) (3.4) (2.1) - 0.3 – – – – – (0.6) – (0.6) (0.8) 0.8 (0.4) (0.4) 3.6 3.5 2.9 – – 3.4 3.4 (3.3) 3.4 3.5 3.3 3.2 0.1 – 0.1 0.1 6.2 (19.4) 0.6 (7.2) 3.0 3.2 6.1 (2.8) 6.9 (5.7) (11.7) (3.4) (1.4) (3.7) 1.6 204 Vodafone Group Plc Annual Report on Form 20-F 2015 Unaudited information

Organic change % Other activity1 pps Foreign exchange pps Reported change % Period AMAP South Africa – service revenue South Africa – data revenue Vodacom’s international operations – service revenue Turkey – service revenue Turkey – mobile in-bundle revenue Egypt – service revenue Ghana – service revenue India – percentage point change in adjusted EBITDA margin Vodacom – percentage point change in adjusted EBITDA margin Other AMAP – percentage point change in adjusted EBITDA margin FY FY FY FY FY FY FY FY FY FY 0.3 23.5 18.9 7.9 25.0 2.6 19.3 2.0 (0.3) 0.1 – – – (0.5) – – (0.2) – 0.8 (0.4) (16.2) (20.3) (3.9) (11.6) (14.1) (11.2) (17.3) (0.2) (0.4) – (15.9) 3.2 15.0 (4.2) 10.9 (8.6) 1.8 1.8 0.1 (0.3) 31 March 2013 Group Revenue Service revenue Other revenue Adjusted EBITDA Adjusted operating profit FY FY FY FY FY 0.4 0.1 3.1 2.3 11.3 3.5 3.7 1.7 1.5 (1.4) (5.9) (5.9) (5.9) (6.1) (3.3) (2.0) (2.1) (1.1) (2.3) 6.6 Europe Revenue Service revenue Other revenue Adjusted EBITDA Adjusted operating profit FY FY FY FY FY (4.3) (4.2) (4.9) (4.4) (14.2) 5.4 5.6 2.8 2.3 (1.1) (4.5) (4.5) (4.1) (4.6) (4.5) (3.4) (3.1) (6.2) (6.7) (19.8) AMAP Revenue Service revenue Other revenue Adjusted EBITDA Adjusted operating profit FY FY FY FY FY 8.2 7.6 14.8 13.8 20.1 (0.3) (0.3) 0.1 (0.2) (2.5) (8.6) (8.5) (9.3) (9.3) (10.5) (0.7) (1.2) 5.6 4.3 7.1 Note: 1 “Other activity” includes the impact of M&A activity. Refer to “Organic growth” on page 212 for further detail. 205 Additional information Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials

Form 20-F cross reference guide This annual report on Form 20-F for the fiscal year ended 31 March 2015 has not been approved or disapproved by the SEC nor has the SEC passed judgement upon the adequacy or accuracy of this document. The table below sets out the location in this document of the information required by SEC Form 20-F. Item Form 20-F caption Location in this document Page 1 Identity of Directors, senior management and advisors Not applicable – 2 Offer statistics and expected timetable Not applicable – 3 Key information 3A Selected financial data Selected financial data Shareholder information: Inflation and foreign currency translation Not applicable Not applicable Principal risk factors and uncertainties 213 188 – – 32 to 37 3B Capitalisation and indebtedness 3C Reasons for the offer and use of proceeds 3D Risk factors 4 Information on the Company 4A History and development of the Company History and development Contact details Shareholder information: Registrar and transfer office Shareholder information: Articles of association and applicable English law Chief Executive’s strategic review Chief Financial Officer’s review Note 1 “Basis of preparation” Note 2 “Segmental analysis” Note 11 “Property, plant and equipment” Note 28 “Acquisitions and disposals” Note 29 “Commitments” Project Spring Performance highlights About us: How we are changing Project Spring Our business model: What we offer Our business model: Where we operate Our business model: How we make money Our business model: How we set ourselves apart Market overview: The telecommunications industry today Market overview: Where the industry is heading Our strategy: Consumer Europe Our strategy: Unified communications Our strategy: Consumer emerging markets Our strategy: Enterprise Operating results Financial position and resources Prior year operating results Note 2 “Segmental analysis” – Segmental revenue and profit Regulation Note 32 “Principal subsidiaries” Note 12 “Investments in associates and joint arrangements” Note 13 “Other investments” Our business model: How we make money Our business model: How we set ourselves apart Financial position and resources Note 11 “Property, plant and equipment” 194 Back cover 187 189 14 to 17 38 and 39 109 to 113 114 to 116 132 and 133 164 to 166 167 6 1 5 6 8 9 10 11 12 13 22 and 23 24 and 25 26 27 40 to 46 46 to 48 175 to 179 115 195 to 201 171 to 173 134 to 136 137 10 11 46 to 48 132 and 133 4B Business overview 4C Organisational structure 4D Property, plant and equipment 4A Unresolved staff comments None – 206 Vodafone Group Plc Annual Report on Form 20-F 2015 Unaudited information

Item Form 20-F caption Location in this document Page 5 Operating and financial review and prospects 5A Operating results Operating results 40 to 46 Financial position and resources: Liquidity and capital resources 47 and 48 Prior year operating results 175 to 179 Note 21 “Borrowings” 144 to 148 Shareholder information: Inflation and foreign currency translation 188 Regulation 195 to 201 5B Liquidity and capital resources Financial position and resources: Liquidity and capital resources 47 and 48 Note 23 “Capital and financial risk management” 151 to 156 Note 22 “Liquidity and capital resources” 148 to 150 Note 21 “Borrowings” 144 to 148 Note 29 “Commitments” 167 5C Research and development, patents and licences, etc. Our strategy: Consumer Europe 22 and 23 Our strategy: Unified communications 24 and 25 Our strategy: Consumer emerging markets 26 Our strategy: Enterprise 27 Note 3 “Operating profit/(loss)” 117 Regulation: Licences 200 5D Trend information Chief Executive’s strategic review 14 to 17 Market overview: The telecommunications industry today 12 Market overview: Where the industry is heading 13 5E Off-balance sheet arrangements Note 22 “Liquidity and capital resources” – Off-balance sheet arrangements 150 Note 29 “Commitments” 167 Note 30 “Contingent liabilities” 168 to 170 5F Tabular disclosure of contractual obligations Financial position and resources: Contractual obligations and commitments 47 5G Safe harbor Forward-looking statements 209 and 210 6 Directors, senior management and employees 6A Directors and senior management Board of Directors 52 and 53 Executive Committee 54 and 55 6B Compensation Directors’ remuneration 75 to 91 Note 24 “Directors and key management compensation” 156 6C Board practices Compliance with the 2012 UK Corporate Governance Code 72 and 73 Shareholder information: Articles of association and applicable English law 189 Directors’ remuneration 75 to 91 Board of Directors 52 and 53 Board Committees 63 to 71 6D Employees Our people 28 and 29 Note 25 “Employees” 157 6E Share ownership Directors’ remuneration 75 to 91 Note 27 “Share-based payments” 162 and 163 7 Major shareholders and related party transactions 7A Major shareholders Shareholder information: Major shareholders 188 7B Related party transactions Directors’ remuneration 75 to 91 Note 30 “Contingent liabilities” 168 to 170 Note 31 “Related party transactions” 171 C Interests of experts and counsel Not applicable – 8 Financial information 8A Consolidated statements and other financial information Financials 105 to 179 Report of independent registered public accounting firm 98 and 99 Note 30 “Contingent liabilities” 168 to 170 Separate financial statements required by Rule 3-09 of Regulation S-X B-1 to B-28 Report of Independent Registered Public Accounting Firm B-3 8B Significant changes Note 34 “Subsequent events” 174 Subsequent events A-1 207

Form 20-F cross reference guide (continued) Unaudited information Item Form 20-F caption Location in this document Page 9 The offer and listing 9A Offer and listing details Shareholder information: Share price history 187 and 188 9B Plan of distribution Not applicable – 9C Markets Shareholder information: Markets 188 9D Selling shareholders Not applicable – 9E Dilution Not applicable – 9F Expenses of the issue Not applicable – 10 Additional information 10A Share capital Not applicable – 10B Memorandum and articles of association Shareholder information: Articles of association and applicable English law 189 10C Material contracts Shareholder information: Material contracts 191 10D Exchange controls Shareholder information: Exchange controls 191 10E Taxation Shareholder information: Taxation 191 to 193 10F Dividends and paying agents Not applicable – 10G Statement by experts Not applicable – 10H Documents on display Shareholder information: Documents on display 191 10I Subsidiary information Not applicable – 11 Quantitative and qualitative disclosures about market risk Note 23 “Capital and financial risk management” 151 to 156 12 Description of securities other than equity securities 12A Debt securities Not applicable – 12B Warrants and rights Not applicable – 12C Other securities Not applicable – 12D American depositary shares ADR payment information C-1 13 Defaults, dividend arrearages and delinquencies Not applicable – 14 Material modifications to the rights of security holders and use of proceeds Not applicable – 15 Controls and procedures Governance 49 to 74 Board Committees: Oversight of the Group’s system of internal control including the internal control function 67 and 68 Directors’ statement of responsibility: Management’s report on internal control over financial reporting 95 Report of independent registered public accounting firm 98 and 99 16 16A Audit Committee financial expert Board Committees 63 to 71 16B Code of ethics Our US listing requirements 74 16C Principal accountant fees and services Note 3 “Operating profit/(loss)” 117 Board Committees: Audit and Risk Committee – Overseeing the relationship with and performance of, the external auditor 66 and 67 16D Exemptions from the listing standards for audit committees Not applicable – 16E Purchase of equity securities by the issuer and affiliated purchasers Not applicable – 16F Change in registrant’s certifying accountant Board Committees: Audit and Risk Committee – Overseeing the relationship with, and performance of, the external auditor 66 16G Corporate governance Our US listing requirements 74 16H Mine safety disclosure Not applicable – 17 Financial statements Not applicable – 18 Financial statements Financials 105 to 179 Report of Independent Registered Public Accounting Firm 98 and 99 Separate financial statements required by Rule 3-09 of Regulation S-X B-1 to B-28 Report of Independent Registered Public Accounting Firm B-3 19 Exhibits Filed with the SEC Index to Exhibits  208

Forward-looking statements meaning of the US Private Securities Litigation Reform Act of 1995 its working capital requirements and share buyback programmes, and businesses and certain of the Group’s plans and objectives. In particular, such forward-looking statements include statements and of scheduled or potential regulatory changes. limited to, the following: a general economic and political conditions in the jurisdictions in which or by third parties, including new mobile technologies, such as the market conditions, growth in the number of worldwide mobile to deploy new technologies, products and services in a timely usage and increased mobile penetration in emerging markets; a revenue and growth expected from the Group’s enterprise and total of new products and services to perform in accordance with expectations with respect to long-term shareholder value growth; marketing efforts; cuts, the Group’s ability to acquire spectrum, expected growth services with existing networks, technologies, products and services; a the Group’s ability to generate and grow revenue from both voice and and usage generally, and plans for sustained investment in high a slower than expected customer growth, reduced customer in existing investments, the timely completion of pending acquisition 209 Additional information Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials This document contains “forward-looking statements” within the a expectations regarding the Group’s access to adequate funding for with respect to the Group’s financial condition, results of operations and the Group’s future dividends or its existing investments; and a the impact of regulatory and legal proceedings involving the Group with respect to: a the Group’s expectations and guidance regarding its financial and Forward-looking statements are sometimes, but not always, identified operating performance, including statements contained within the by their use of a date in the future or such words as “will”, “anticipates”, Chief Executive’s review on pages 14 to 17, statements regarding “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” forward guidance on page 39, the performance of associates and or “targets”. By their nature, forward-looking statements are inherently joint ventures, other investments and newly acquired businesses predictive, speculative and involve risk and uncertainty because they including CWW, KDG and Ono, expectations regarding the Project relate to events and depend on circumstances that will occur in the Spring organic investment programme and expectations regarding future. There are a number of factors that could cause actual results fixed revenue and broadband customers; and developments to differ materially from those expressed or implied a intentions and expectations regarding the development of products, by these forward-looking statements. These factors include, but are not services and initiatives introduced by, or together with, Vodafone Vodafone M-Pesa money transfer service, M2M connections, the Group operates and changes to the associated legal, regulatory Vodafone Red, cloud hosting, tablets and an increase in download and tax environments; speeds, Vodafone One-Net, mWallet, Smartpass and 4G/3G services; a increased competition, from both existing competitors and new a expectations regarding the global economy and the market entrants, including mobile virtual network operators; Group’s operating environment and market position, including future a levels of investment in network capacity and the Group’s ability phone users and other trends, including increased mobile data manner, particularly data content and services; a rapid changes to existing products and services and the inability communications strategy, including data revenue growth, and its expectations, including as a result of third-party or vendor a mobile penetration and coverage rates, mobile termination rate a the ability of the Group to integrate new technologies, products and prospects in the Europe and AMAP regions and growth in customers speed data networks and the anticipated Group standardisation and non-voice services and achieve expected cost savings; simplification programme; a a lower than expected impact of new or existing products, services a anticipated benefits to the Group from cost efficiency programmes; or technologies on the Group’s future revenue, cost structure and a possible future acquisitions, including increases in ownership capital expenditure outlays; transactions and pending offers for investments, including licence retention, reductions or changes in customer spending and and spectrum acquisitions, and the expected funding required increased pricing pressure; to complete such acquisitions or investments;a the Group’s ability to expand its spectrum position, win 3G and 4G a expectations and assumptions regarding the Group’s future revenue, allocations and realise expected synergies and benefits associated operating profit, adjusted EBITDA, adjusted EBITDA margin, free cash with 3G and 4G; flow, depreciation and amortisation charges, foreign exchange rates, tax rates and capital expenditure; Unaudited information

Forward-looking statements (continued) Unaudited information a the Group’s ability to secure the timely delivery of high quality, reliable handsets, network equipment and other key products from suppliers;  Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under  “Principal risk factors and uncertainties” on pages 32 to 37 of this a loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; a changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes; document. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that  the forward-looking statements in this document will be realised. a the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems; a the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, franchises, brand licences, platform sharing or other arrangements with third parties, particularly those related to the development of data and internet services; a acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities which may have a negative impact on the Group’s financial condition and results of operations; a the Group’s ability to integrate acquired business or assets and the imposition of any unfavourable conditions, regulatory or otherwise, on any pending or future acquisitions or dispositions; a the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; a developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; a the Group’s ability to satisfy working capital requirements through borrowing in capital markets, bank facilities and operations; a changes in foreign exchange rates, including particularly the exchange rate of pounds sterling to the euro, Indian rupee, South African rand and the US dollar; a changes in the regulatory framework in which the Group operates, including the commencement of legal or regulatory action seeking to regulate the Group’s permitted charging rates; a the impact of legal or other proceedings against the Group or other companies in the communications industry; and a changes in statutory tax rates and profit mix, the Group’s ability to resolve open tax issues and the timing and amount of any payments in respect of tax liabilities. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so. PricewaterhouseCoopers LLP has neither examined, compiled, nor performed any procedures with respect to the forward looking statements, and accordingly PricewaterhouseCoopers LLP does not express an opinion or provide any other form of assurance on such information. Deloitte LLP has neither examined, compiled, nor performed any procedures with respect to the forward looking statements, and accordingly Deloitte LLP does not express an opinion or provide any other form of assurance on such information. 210

Definition of terms 211 Additional information Vodafone Group Plc Annual Report on Form 20-F 2015 Overview Strategy review Performance Governance Financials 2G2G networks are operated using global system for mobile (‘GSM’) technology which offers services such as voice, text messaging and low speed data. In addition, all the Group’s controlled networks support general packet radio services (‘GPRS’), often referred to as 2.5G. GPRS allows mobile devices to access IP based data services such as the internet and email. 3GA cellular technology based on wide band CDMA delivering voice and faster data services. 4G/LTE 4G or long-term evolution (‘LTE’) technology offers voice and even faster data transfer speeds than 3G/HSPA. Acquisition costs The total of connection fees, trade commissions and equipment costs relating to new customer connections. ADR American depositary receipts is a mechanism designed to facilitate trading in shares of non-US companies in the US stock markets. The main purpose is to create an instrument which can easily be settled through US stock market clearing systems. ADS American depositary shares are shares evidenced by American depositary receipts. ADSs are issued by a depositary bank and represent one or more shares of a non-US issuer held by the depositary bank. The main purpose of ADSs is to facilitate trading in shares of non-US companies in the US markets and, accordingly, ADRs which evidence ADSs are in a form suitable for holding in US clearing systems. AGM Annual general meeting. AMAP The Group’s region: Africa, Middle East and Asia Pacific. Applications (‘apps’) Apps are software applications usually designed to run on a smartphone or tablet device and provide a convenient means for the user to perform certain tasks. They cover a wide range of activities including banking, ticket purchasing, travel arrangements, social networking and games. For example, the My Vodafone app lets customers check their bill totals on their smartphone and see the minutes, texts and data allowance remaining. ARPU Average revenue per user, defined as mobile revenue and mobile incoming revenue divided by average customers. Capital expenditure (‘capex’)This measure includes the aggregate of capitalised property, plant and equipment additions and capitalised software costs. CDMA This is a channel access method used by various radio communication technologies. Churn Total gross customer disconnections in the period divided by the average total customers in the period. Cloud servicesThis means the customer has little or no equipment at their premises and all the equipment and capability associated with the service is run from the Vodafone network and data centres instead. This removes the need for customers to make capital investments and instead they have an operating cost model with a recurring monthly fee. Controlled and jointly controlled Controlled and jointly controlled measures include 100% for the Group’s mobile operating subsidiaries and the Group’s share for joint ventures and the Group’s proportionate share for joint operations. Customer costsCustomer costs include acquisition costs, retention costs and expenses related to ongoing commissions. Depreciation and otherThe accounting charge that allocates the cost of a tangible or intangible asset to the income statement amortisationover its useful life. This measure includes the profit or loss on disposal of property, plant and equipment and computer software. Direct costs Direct costs include interconnect costs and other direct costs of providing services. Adjusted EBITDA Operating profit excluding share of results in associates, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs and other operating income and expense. The Group’s definition of adjusted EBITDA may not be comparable with similarly titled measures and disclosures by other companies. Enterprise The Group’s customer segment for businesses. FCA Financial Conduct Authority. Fixed broadband customer A fixed broadband customer is defined as a customer with a connection or access point to a fixed line data network. FRC Financial Reporting Council. Free cash flowOperating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments and dividends paid to non-controlling shareholders in subsidiaries but before restructuring costs and licence and spectrum payments. For the year ended 31 March 2014 and 31 March 2013, the income dividends received from Verizon Wireless and payments in respect of a tax case settlement were also excluded. HSPA+ An evolution of high speed packet access (‘HSPA’) or third generation (‘3G’) technology that enhances the existing 3G network with higher speeds for the end user. IFRS International Financial Reporting Standards. ImpairmentA downward revaluation of an asset. Interconnect costs A charge paid by Vodafone to other fixed line or mobile operators when a Vodafone customer calls a customer connected to a different network. IP Internet protocol (‘IP’) is the format in which data is sent from one computer to another on the internet. IP-VPNA virtual private network (‘VPN’) is a network that uses a shared telecommunications infrastructure, such as the internet, to provide remote offices or individual users with secure access to their organisation’s network. M2MMachine-to-machine. M2M communications, or telemetry, enable devices to communicate with one another via built-in mobile SIM cards. Unaudited information

Definition of terms (continued) 212 Vodafone Group Plc Annual Report on Form 20-F 2015 Mark-to-marketMark-to-market or fair value accounting refers to accounting for the value of an asset or liability based on the current market price of the asset or liability. Mobile broadband Also known as mobile internet (see below). Mobile customerA mobile customer is defined as a subscriber identity module (‘SIM’), or in territories where SIMs do not exist, a unique mobile telephone number, which has access to the network for any purpose, including data only usage. Mobile internetMobile internet allows internet access anytime, anywhere through a browser or a native application using any portable or mobile device such as smartphone, tablet or laptop connected to a wireless network. Mobile termination rate (‘MTR’)A per minute charge paid by a telecommunications network operator when a customer makes a call to another mobile or fixed line network operator. MVNO Mobile virtual network operators, companies that provide mobile phone services under wholesale contracts with a mobile network operator, but do not have their own licence of spectrum or the infrastructure required to operate a network. Net debtLong-term borrowings, short-term borrowings and mark-to-market adjustments on financing instruments less cash and cash equivalents. Net promoter score (‘NPS’)Net promoter score is a customer loyalty metric used to monitor customer satisfaction. Operating expenses Operating expenses comprise primarily sales and distribution costs, network and IT related expenditure and business support costs. Operating free cash flowCash generated from operations after cash payments for capital expenditure (excludes capital licence and spectrum payments) and cash receipts from the disposal of intangible assets and property, plant and equipment, but before restructuring costs. Organic growthAll amounts marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. For the 2015 financial year, the Group’s organic service revenue growth rate has been adjusted to exclude the beneficial impact of a settlement of an historical interconnect rate dispute in the UK, the beneficial impact of an upward revision to interconnect revenue in Egypt from a re-estimation by management of the appropriate historical mobile interconnection rate and the adverse impact of an adjustment to intercompany revenue. The adjustments in relation to Vodafone UK and Vodafone Egypt also impact the disclosed organic growth rates for those countries. Partner markets Markets in which the Group has entered into a partner agreement with a local mobile operator enabling a range of Vodafone’s global products and services to be marketed in that operator’s territory and extending Vodafone’s reach into such markets. Penetration Number of SIMs in a country as a percentage of the country’s population. Penetration can be in excess of 100% due to customers owning more than one SIM. PetabyteA petabyte is a measure of data usage. One petabyte is a million gigabytes. Pps Percentage points. RAN Radio access network is the part of a mobile telecommunications system which provides cellular coverage to mobile phones via a radio interface, managed by thousands of base stations installed on towers and rooftops across the coverage area, and linked to the core nodes through a backhaul infrastructure which can be owned, leased or a mix of both. Reported growthReported growth is based on amounts reported in pounds sterling as determined under IFRS. Retention costs The total of trade commissions, loyalty scheme and equipment costs relating to customer retention and upgrade. Roaming Allows customers to make calls, send and receive texts and data on other operators’ mobile networks, usually while travelling abroad. Service revenueService revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. Smartphone devices A smartphone is a mobile phone offering advanced capabilities including access to email and the internet. Smartphone penetrationThe number of smartphone devices divided by the number of registered SIMs (excluding data only SIMs) and telemetric applications. SME Small to medium-sized enterprise. SoHo Small-office home-office. Spectrum The radio frequency bands and channels assigned for telecommunication services. SupranationalAn international organisation, or union, whereby member states go beyond national boundaries or interests to share in the decision-making and vote on issues pertaining to the wider grouping. TabletsA tablet is a slate shaped, mobile data or portable computing device equipped with a finger operated touchscreen or stylus, for example, the Apple iPad. TelemetricsTelemetric applications include, but are not limited to, asset and equipment tracking, mobile payment and billing functionality, e.g. vending machines and meter readings, and include voice enabled customers whose usage is limited to a central service operation, e.g. emergency response applications in vehicles. Telemetric customers are not included in mobile customers. VZW Verizon Wireless, the Group’s former associate in the United States. Unaudited information

Selected financial data Unaudited information The selected financial data shown below for the years ended 31 March 2015, 2014, 2013 and 2012 is presented on a statutory basis. The financial data for the year ended 31 March 2011 has not been restated for the adoption of IFRS 11 “Joint Arrangements” in the year ended 31 March 2014 as it would involve unreasonable effort and expense. The financial data for the year ended 31 March 2011 therefore includes the Group’s joint ventures on a proportionate consolidation basis, rather than on an equity accounting basis. Overview Strategy review At/for the year ended 31 March 2015 2014 2013 2012 2011 Consolidated income statement data (£m) Revenue 42,227 38,346 38,041 38,821 45,884 Operating profit/(loss) 1,967 (3,913) (2,202) 5,618 1,085 Profit/(loss) before taxation 1,095 (5,270) (3,483) 4,144 5,057 Profit/(loss) for financial year from continuing operations 5,860 11,312 (3,959) 3,439 4,566 Profit for the financial year 5,917 59,420 657 6,994 7,870 Consolidated statement of financial position data (£m) Total assets 122,573 121,840 138,324 135,450 151,220 Total equity 67,733 71,781 72,488 78,202 87,561 Total equity shareholders’ funds 66,145 70,802 71,477 76,935 87,555 Earnings per share1,2 Weighted average number of shares (millions) – Basic 26,489 26,472 26,831 27,624 28,586 – Diluted 26,629 26,682 26,831 27,938 28,926 Basic earnings per ordinary share 21.75p 223.84p 1.54p 25.15p 27.87p Diluted earnings per ordinary share 21.63p 222.07p 1.54p 24.87p 27.55p Basic earnings per share from continuing operations 21.53p 42.10p (15.66p) 12.28p 16.32p Cash dividends1,3 Amount per ordinary share (pence) 11.22p 11.00p 10.19p 13.52p 8.90p Amount per ADS (pence) 111.2p 110.0p 101.9p 135.2p 89.0p Amount per ordinary share (US cents) 16.65c 18.31c 15.49c 21.63c 14.33c Amount per ADS (US cents) 166.5c 183.1c 154.9c 216.3c 143.3c Other data Ratio of earnings to fixed charges4 1.6 – 1.7 4.3 5.8 Deficiency between fixed charges and earnings (£m)4 – 654 – – –Notes: 1 See note 8 to the consolidated financial statements, “Earnings per share”. Earnings and dividends per ADS is calculated by multiplying earnings per ordinary share by ten, the number of ordinary shares per ADS. Dividend per ADS is calculated on the same basis. 2 On 19 February 2014, we announced a “6 for 11” share consolidation effective 24 February 2014. This had the effect of reducing the number of shares in issue from 52,821,751,216 ordinary shares (including 4,351,833,492 ordinary shares held in Treasury) as at the close of business on 18 February 2014 to 28,811,864,298 new ordinary shares in issue immediately after the share consolidation on 24 February 2014. Earnings per share for the years ended 31 March 2013, 2012 and 2011 have been restated accordingly. 3 The final dividend for the year ended 31 March 2015 was proposed by the Directors on 19 May 2015 and is payable on 5 August 2015 to holders of record as of 12 June 2015. The total dividends have been translated into US dollars at 31 March 2015 for purposes of the above disclosure but the dividends are payable in US dollars under the terms of the ADS depositary agreement. 4 For the purposes of calculating these ratios, earnings consist of loss or profit before tax adjusted for fixed charges, dividend income from associates, share of profits and losses from associates, interest capitalised and interest amortised. Fixed charges comprise one third of payments under operating leases, representing the estimated interest element of these payments, interest payable and similar charges, interest capitalised and preferred share dividends. Vodafone, the Vodafone Portrait, the Vodafone Speechmark, Vodacom, M-Pesa, Vodafone One Net, Vodafone Red and JustTextGiving are trade marks of the Vodafone Group. The Vodafone Rhombus is a registered design of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners. The content of our website (vodafone.com) should not be considered to form part of this annual report or our annual report on Form 20-F. © Vodafone Group 2015 Text printed on amadeus 75 silk which is made from 75% de-inked post-consumer waste and 25% virgin fibre. The cover is on amadeus 100 silk, made entirely from de-inked post-consumer waste. Both products are Forest Stewardship Council (‘FSC’) certified and produced using elemental chlorine free (‘ECF’) bleaching. The manufacturing mill also holds ISO 14001 accreditation for environmental management. Designed and produced by Radley Yeldar ry.com Vodafone Group Plc Annual Report on Form 20-F 2015 213

Vodafone Group Plc Registered Office: Vodafone House The Connection Newbury Berkshire RG14 2FN England Registered in England No. 1833679 Telephone: +44 (0)1635 33251 Fax: +44 (0)1635 238080 vodafone.com Contact details: Shareholder helpline Telephone: +44 (0)870 702 0198 (In Ireland): +353 (0)818 300 999 Investor Relations ir@vodafone.co.uk vodafone.com/investor Media Relations vodafone.com/media/contact Sustainability vodafone.com/sustainability

Events occurring subsequent to the approval of the Company’s Annual Report on 19 May 2015

On 5 June 2015 Vodafone confirmed that it was in the early stages of discussions with Liberty Global regarding a possible exchange of selected assets between the two companies. There is no certainty that any transaction will be agreed, nor is there certainty with respect to which assets will ultimately be involved. Vodafone is not in discussions with Liberty Global concerning a combination of the two companies.

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

Goodwill

Changes in the carrying amount of Goodwill are as follows:

(dollars in millions)
Balance at January 1, 2012	$17,528
Acquisitions (Note 2)	209
Balance at December 31, 2012	17,737
Acquisitions (Note 2)	204
Balance at December 31, 2013	$17,941

Other Intangibles, net

Other intangibles, net are included in Other intangibles and other assets, net and consist of the following:

	At December 31, 2013			At December 31, 2012
	Gross	Accumulated	Net	Gross	Accumulated	Net
(dollars in millions)	Amount	Amortization	Amout	Amount	Amortization	Amount
Customer lists (6 to 8 years)	$2,232	$(1,803)	$429	$2,187	$(1,550)	$637
Non-network internal-use software
(5 to 7 years)	1,897	(802)	1,095	1,462	(589)	873
Other (2 to 3 years)	7	(1)	6	26	(21)	5
Total	$4,136	$(2,606)	$1,530	$3,675	$(2,160)	$1,515

The amortization expense for other intangible assets was as follows:

Years	(dollars in millions)
2013	$ 476
2012	465
2011	513

Estimated annual amortization expense for other intangible assets is as follows:

Years	(dollars in millions)
2014	$ 434
2015	360
2016	279
2017	192
2018	146

4. Fair Value Measurements and Financial Instruments

The following table presents the balances of assets measured at fair value on a recurring basis as of December 31, 2013:

(dollars in millions)	Level 1	Level 2	Level 3	Total
Assets:
Other intangibles and other assets, net:
Derivative contracts—Cross currency swaps (Non-current)	$—	$166	$—	$166

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

	At December 31, 2013		At December 31, 2012
	Carrying	Fair	Carrying	Fair
(dollars in millions)	Value	Value	Value	Value
Short- and long-term debt, excluding capital leases	$5,211	$6,386	$10,105	$12,235

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

5. Debt

Changes to debt during 2013 are as follows:

	Debt Maturing	Long-term
(dollars in millions)	within One Year	Debt	Total
Balance at January 1, 2013	$1,448	$8,665	$10,113
Repayments of long-term borrowings and capital lease obligations	(1,460)	(3,500)	(4,960)
Other	53	66	119
Balance at December 31, 2013	$41	$5,231	$5,272

Outstanding long-term debt obligations are as follows:

			(dollars in millions)
At December 31,	Interest Rates %	Maturities	2013	2012
Notes payable	8.5 - 8.88	2015 - 2018	$3,931	$8,635
Alltel assumed notes	6.80 - 7.88	2016 - 2032	1,300	1,500
Capital lease obligations (average rate of 4.4% and 1.2% in 2013 and 2012, respectively)			61	8
Unamortized discount, net of premium			(20)	(30)
Total long-term debt, including current maturities			5,272	10,113
Less long-term debt maturing within one year			41	1,448
Total long-term debt			$5,231	$8,665

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

Debt Covenants

As of December 31, 2013, the Partnership is in compliance with all of its debt covenants.

Maturities of Long-Term Debt

Maturities of long-term debt outstanding at December 31, 2013 are as follows:

Years	(dollars in millions)
2014	$41
2015	699
2016	299
2017	7
2018	3,226
Thereafter	1,000

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

The aggregate future minimum rental commitments under noncancelable operating leases, excluding renewal options that are not reasonably assured for the periods shown at December 31, 2013, are as follows:

(dollars in millions)	Operating
Years	Leases
2014	$1,689
2015	1,518
2016	1,290
2017	1,043
2018	822
Thereafter	2,974
Total minimum rental commitments	$9,336

9. Supplementary Financial Information

Supplementary Balance Sheet Information

	At December 31,
(dollars in millions)	2013	2012
Receivables, Net:
Accounts receivable	$6,228	$5,848
Other receivables	1,067	864
Unbilled revenue	308	295
	7,603	7,007

Less: allowance for doubtful accounts	(399)	(350)
Receivables, net	$7,204	$6,657

		(dollars in millions)
At December 31,	Lives (years)	2013	2012
Plant, Property and Equipment, Net:
Land	—	$244	$244
Buildings	20-45	11,742	10,855
Wireless plant and equipment	3-15	60,550	54,867
Furniture, fixtures and equipment	3-10	3,700	3,603
Leasehold improvements	5	4,728	4,310
Construction-in-progress(b)	—	2,283	2,572
		83,247	76,451
Less: accumulated depreciation(c)		(47,315)	(41,905)
Plant, property and equipment, net(a)		$35,932	$34,546

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

	(dollars in millions)
At December 31,	2013	2012
Accounts Payable and Accrued Liabilities:
Accounts payable, accrued interest and accrued expenses	$4,176	$4,538
Accrued payroll and related employee benefits	1,347	1,385
Taxes payable	651	687
Accrued commissions	838	924
Accounts payable and accrued liabilities	$7,012	$7,534

Supplementary Statements of Income Information

			(dollars in millions)
For the Years Ended December 31,	2013	2012	2011
Advertising and Promotional Cost:	$1,856	$1,826	$1,925

Employee Benefit Plans:
Matching contribution expense	$251	$247	$231
Profit sharing expense	152	60	82

Interest Expense, Net:
Interest expense	$(720)	$(776)	$(954)
Capitalized interest	655	334	344
Interest expense, net	$(65)	$(442)	$(610)

Supplementary Cash Flows Information

		(dollars in millions)
For the Years Ended December 31,	2013	2012	2011
Net cash paid for income taxes	$ 179	$ 245	$ 505
Interest paid, net of amounts capitalized	130	464	610

10. Noncontrolling Interests

Noncontrolling interests in equity of subsidiaries were as follows:

	(dollars in millions)
At December 31,	2013	2012
Verizon Wireless of the East LP	$1,179	$1,179
Cellular partnerships - various	1,100	865
Noncontrolling interests	$2,279	$2,044

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

11. Other Transactions with Affiliates

In addition to transactions with Affiliates in Note 5, other significant transactions with Affiliates are summarized as follows:

		(dollars in millions)
For the Years Ended December 31,	2013	2012	2011
Revenue related to transactions with affiliated companies	$ 102	$ 83	$ 87
Cost of service(a)	1,378	1,365	1,396
Selling, general and administrative expenses(b)	917	584	312

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

Accumulated Other Comprehensive Income

The changes in the balances of Accumulated other comprehensive income by component are as follows:

		Defined benefit
	Unrealized loss	pension and
	on cash flow	postretirement
(dollars in millions)	hedges	plans	Total
Balance at January 1, 2013	$80	$4	84
Other comprehensive income	13	—	13
Amounts reclassified to net income	(45)	—	(45)
Net other comprehensive loss	(32)	—	(32)
Balance at December 31, 2013	$48	$4	52

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

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADRs (or portion of 100 ADRs)

•  Issuance of ADRs, including issuances resulting from a distribution of shares or rights or other property

•  Cancellation of ADRs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADR (or portion thereof). The current per ADR fee to be charged for an interim dividend is $0.015 per ADR and for a final dividend is $0.02 per ADR.	• Any cash distribution to ADR registered holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADRs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR registered holders
Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	• Cable, telex, facsimile transmissions and delivery expenses (when expressly provided in the deposit agreement) • Converting foreign currency to US dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

C-1

Fees Payable By The Depositary To The Issuer

As set out above, pursuant to the deposit agreement, the depositary may charge up to $0.02 per ADR in respect of dividends paid by us. We have agreed with the depositary that any dividend fee collected by it is paid to us, net of any dividend collection fee charged by it. For the year ended 31 March 2015, we agreed with the depositary that it will charge $0.015 per ADR in respect of any interim dividend and $0.02 per ADR in respect of any final dividend paid during that year.

As at 31 March 2015, we have received approximately $15.4 million arising out of fees charged in respect of dividends paid during the year. We also have an agreement with the depositary that it will absorb any of its out-of-pocket maintenance costs for servicing the holders of the ADRs up to $1,000,000 per calendar year. However, any of the depositary’s out-of-pocket maintenance costs which exceed the $1,000,000 annual aggregate limits will be reimbursed by us.

C-2

Index to Exhibits

Index of Exhibits to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2015

1.1

Articles of Association, as adopted on June 30, 1999 and including all amendments made on July 25, 2001, July 26, 2005, July 25, 2006, July 24, 2007, July 29, 2008, July 28, 2009, July 27, 2010 and January 28, 2014, of the Company (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086)).

2.1

Indenture, dated as of February 10, 2000, between the Company and Citibank, N.A., as Trustee, including forms of debt securities (incorporated by reference to Exhibit 4(a) of Post Effective Amendment No. 1 to the Company’s Registration Statement on Form F-3 (File No. 333-10762), dated November 24, 2000).

2.2

Agreement of Resignation, Appointment and Acceptance dated as of July 24, 2007, among the Company, Citibank N.A. and The Bank of New York Mellon (incorporated by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2008 (File No. 001-10086)).

2.3

Twelfth Supplemental Trust Deed dated 4 August 2014 between Vodafone Group Plc and law Debenture Trust Corporation p.l.c. further modifying and restating the provisions of the Trust Deed dated 16 July 1999 relating to a Euro 30,000,000,000 Euro Medium Term Note Programme.

4.6

Agreement for €3,860,000,000 five year Revolving Credit Facility dated March 28, 2014 among the Company and various lenders (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086)).

4.7

Vodafone Group 1999 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001 (File No. 001-10086)).

4.8	Vodafone Group 2005 Global Incentive Plan (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006 (File No. 001-10086)).

4.9	Facility Agreement dated 27 February 2015 US$3,935,000,000 revolving credit facility for Vodafone Group Plc

4.10	Letter of Appointment of Anne Lauvergeon (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006 (File No. 001-10086)).

4.11	Letter of Appointment of Luc Vandevelde (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2004 (File No. 001-10086)).

4.12	Letter of Appointment of Anthony Watson (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006 (File No. 001-10086)).

4.13	Letter of Appointment of Philip Yea (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006 (File No. 001-10086)).

4.14	Service Agreement of Vittorio Colao (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2009 (File No. 001-10086)).

4.15	Letter of Appointment of Alan Jebson (incorporated by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2007 (File No. 001-10086)).

4.16	Letter of Appointment of Nick Land (incorporated by reference to Exhibit 4.24 to the Company’s Annual

Report on Form 20-F for the financial year ended March 31, 2007 (File No. 001-10086)).

4.17	Letter of Appointment of Samuel Jonah (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2009 (File No. 001-10086)).

4.18	Service Agreement of Stephen Pusey (incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2009 (File No. 001-10086)).

4.19	Letter of Indemnification for Steve Pusey (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010 (File No. 001-10086)).

4.20	Letter of Indemnification for Philip Yea (incorporated by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010 (File No. 001-10086)).

4.21	Letter of Indemnification for Luc Vandevelde (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010 (File No. 001-10086)).

4.22	Letter of Appointment of Renee James (incorporated by reference to Exhibit 4.35 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011 (File No. 001-10086)).

4.23	Letter of Appointment of Gerard Kleisterlee (incorporated by reference to Exhibit 4.36 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011 (File No. 001-10086)).

4.24	Letter of Appointment of Omid Kordestani (incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2013 (File No. 001-10086)).

4.25	Letter of Appointment of Valerie Gooding (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086)).

4.26	Service Agreement of Nicholas Read (incorporated by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086)).

4.27	Letter of Appointment of Sir Crispin Davis (incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086)).

4.28	Letter of Appointment of Dame Clara Furse (incorporated by reference to Exhibit 4.33 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086)).

4.29	Letter of indemnification for Nick Read.

4.30	Letter of appointment for Dr Matthias Döpfner

4.31

Stock Purchase Agreement dated September 2, 2013, by and among Verizon Communications Inc., Vodafone Group Plc and Vodafone 4 Limited (incorporated by reference to Exhibit 4.34 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086)).

4.32

First Amendment to Stock Purchase Agreement dated December 5, 2013 by and among Vodafone Group Plc, Vodafone 4 Limited and Verizon Communications Inc, amending the terms of the Stock Purchase Agreement dated September 2, 2013 (incorporated by reference to Exhibit 4.35 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086)).

7.	Unaudited Computation of Ratio of Earnings to Fixed Charges for the financial years ended March 31, 2015, 2014, 2013, 2012 and 2011.

8.	The list of the Company’s subsidiaries is incorporated by reference to Note 32 to the Consolidated

Financial Statements included in the Annual Report on Form 20-F for the financial year ended March 31, 2015.

12.	Rule 13a – 14(a) Certifications.

13.	Rule 13a – 14(b) Certifications. These certifications are furnished only and are not filed as part of the Annual Report on Form 20-F for the financial year ended March 31, 2015.

15.1	Consent letter of PricewaterhouseCoopers LLP.

15.2	Consent letter of Deloitte LLP, London.

15.3 Consent letter of Deloitte & Touche LLP, New York.

15.4 Letter dated 8 June 2015 of Deloitte LLP in respect of Item 16.F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VODAFONE GROUP PUBLIC LIMITED COMPANY
(Registrant)

/s/ R E S Martin
Rosemary E S Martin
Group General Counsel and Company Secretary
Date: 8 June 2015